Form 20-F
period 2013-12-31
GOLD FIELDS LTD
filed 2014-04-25
CIK 1172724

As filed with the Securities and Exchange Commission on April 25, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

150 Helen Road

Sandown, Sandton, 2196

South Africa

00-27-11-562-9700

(Address of principal executive offices)

with a copy to:

Taryn Harmse

Acting Executive Vice-President: General Counsel and Company Secretary

Tel: 00-27-11-562-9724

Fax: 00-27-86-720-2704

taryn.harmse@goldfields.co.za

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

770,517,918 ordinary shares of par value Rand 0.50 each

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

Gold Fields — Worldwide Locations(1)

Note:

(1)	The Granny Smith, Darlot and Lawlers gold mines, or the Yilgarn South Assets, were acquired on October 1, 2013 from Barrick Gold Corporation. See “Information on the Company—Developments since December 31, 2012—The Yilgarn South Assets.”

PRESENTATION OF FINANCIAL INFORMATION

Gold Fields Limited, or Gold Fields or the Company, is a South African company and in 2013 approximately 15%, 37%, 33% and 15% of Gold Fields’ operations, based on gold production, were located in South Africa, Ghana, Australia and Peru, respectively. Accordingly, its books of account are maintained in South African Rand and its annual and interim financial statements are prepared in accordance with International Financial Reporting Standards, or IFRS, as prescribed by law. Gold Fields also prepares annual financial statements in accordance with United States Generally Accepted Accounting Principles, or U.S. GAAP, which are translated into U.S. dollars. Except as otherwise noted, the financial information included in this annual report has been prepared in accordance with U.S. GAAP and is presented in U.S. dollars, and for descriptions of critical accounting policies refer to accounting policies under U.S. GAAP.

For Gold Fields’ financial statements, unless otherwise stated, balance sheet item amounts are translated from Rand to U.S. dollars at the exchange rate prevailing on the date that it closed its accounts for fiscal 2013 (Rand 10.34 per $1.00 as of December 31, 2013), except for specific items included within shareholders’ equity and the statements of cash flows that are translated at the rate prevailing on the date the relevant transaction was entered into, and statements of operations item amounts are translated from Rand to U.S. dollars at the weighted average exchange rate for each period (Rand 9.60 per $1.00 for fiscal 2013).

In this annual report, Gold Fields presents the financial items “total cash costs”, “total cash costs per ounce”, “total production costs” and “total production costs per ounce”, which have been determined using industry standards promulgated by the Gold Institute and are general non-U.S. GAAP measures. The Gold Institute was a non-profit international industry association of miners, refiners, bullion suppliers and manufacturers of gold products that ceased operation in 2002, which developed a uniform format for reporting production costs on a per ounce basis. The Gold Institute has now been incorporated into the National Mining Association. The guidance was first adopted in 1996 and revised in November 1999. An investor should not consider these items in isolation or as alternatives to production costs, income before tax, net income, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. While the Gold Institute provided definitions for the calculation of total cash costs and total production costs, the calculation of total cash costs, total cash costs per ounce, total production costs and total production costs per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. See “Key Information—Selected Historical Consolidated Financial Data”, “Information on the Company—Glossary of Mining Terms—Total cash costs per ounce” and “Information on the Company—Glossary of Mining Terms—Total production costs per ounce”.

In this annual report, Gold Fields presents the financial items “all-in sustaining costs”, or AISC, “all-in sustaining costs per ounce”, “all-in costs”, or AIC, and “all-in costs per ounce” which have been determined using industry standards promulgated by The World Gold Council, or WGC, and are non-U.S. GAAP measures. The WGC standard was released by the WGC on June 27, 2013. Gold Fields voluntarily adopted and implemented these metrics as from the quarter ended June 2013. As from 2014, Gold Fields will exclusively report its costs in accordance with the new World Gold Council definition for AISC and AIC and therefore will no longer report total cash cost and notional cash expenditure (NCE). An investor should not consider these items in isolation or as alternatives to production costs, income before tax, net income, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. While the WGC provided definitions for the calculation of all-in sustaining costs and all-in costs, the calculation of all-in sustaining costs, all-in sustaining costs per ounce, all-in costs and all-in costs per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. See “Key Information—Selected Historical Consolidated Financial Data”, “Information on the Company—Glossary of Mining Terms—All-in sustaining costs per ounce” and “Information on the Company—Glossary of Mining Terms—All-in costs per ounce”.

In this annual report, Gold Fields also presents the financial items “operating costs” and “notional cash expenditure”, or NCE. Operating costs and NCE, including operating costs per ounce and NCE per ounce have

i

been determined by Gold Fields on the basis of internally developed definitions and are non-U.S. GAAP measures. Gold Fields defines operating costs as production costs (exclusive of depreciation, amortization and movements in gold-in-process) plus corporate expenditure, employment termination costs and accretion expense on provision for environmental rehabilitation, but excluding share-based compensation costs. Gold Fields defines NCE margin as revenue minus NCE, divided by revenue, expressed as a percentage.

An investor should not consider these items in isolation or as alternatives to production costs, cash flows from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Operating costs, NCE and NCE margin as presented in this annual report may not be comparable to other similarly titled measures of performance of other companies. See “Information on the Company—Glossary of Mining Terms—Notional Cash Expenditure” and “Operating and Financial Review and Prospects—Notional Cash Expenditure”.

The financial results of Sibanye Gold (as defined below) included in this annual report, which include the KDC and Beatrix mines, have been presented as discontinued operations as a result of the Spin-off and the comparative statement of operations and statement of cash flows have been presented as if Sibanye Gold had been discontinued from the start of the comparative periods. The financial information presented in this annual report refers to continuing operations unless otherwise stated.

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

In addition, in many cases, statements in this annual report regarding the gold mining industry and Gold Fields’ position in that industry have been made based on internal surveys, industry forecasts, market research, as well as Gold Fields’ own experiences. While these statements are believed by Gold Fields to be reliable, they have not been independently verified.

DEFINED TERMS AND CONVENTIONS

In this annual report, all references to the “Group” are to Gold Fields and its subsidiaries. On February 18, 2013, or the Spin-off date, Gold Fields completed the separation of its wholly-owned subsidiary, Sibanye Gold Limited, or Sibanye Gold (formerly known as GFI Mining South Africa Proprietary Limited, or GFIMSA), which includes the KDC and Beatrix mining operations, or the Spin-off. See “Information on the Company—Developments Since December 31, 2012—The Spin-off”.

In this annual report, all references to “fiscal 2011” are to the 12-month period ended December 31, 2011, all references to “fiscal 2012” are to the 12-month period ended December 31, 2012, all references to “fiscal 2013” are to the 12-month period ended December 31, 2013 and all references to “fiscal 2014” are to the 12-month period ended December 31, 2014. In this annual report, all references to “South Africa” are to the Republic of South Africa, all references to “Ghana” are to the Republic of Ghana, all references to “Australia” are to the Commonwealth of Australia, all references to “Venezuela” are to the Bolivarian Republic of Venezuela, all references to “Finland” are to the Republic of Finland, all references to “Peru” are to the Republic of Peru, all references to “Mali” are to the Republic of Mali, all references to the “Philippines” are to the Republic of the Philippines and all references to the “United States” and “U.S.” mean the United States of America, its territories and possessions and any state of the United States and the District of Columbia.

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

In this annual report, gold production figures are provided in troy ounces, which are referred to as “ounces” or “oz”, or in kilograms, which are referred as “kg”. Ore grades are provided in grams per metric tonne, which are referred to as “grams per tonne” or “g/t”. All references to “tonnes” or “t” in this annual report are to metric tonnes. All references to “gold” include gold and gold equivalent ounces, unless otherwise specified or where the context suggests otherwise. See “Information on the Company—Glossary of Mining Terms” for further information regarding units of measurement used in this annual report and a table providing rates of conversion between different units of measurement. AIC, net of by-product revenue, and AISC, net of by-product revenue, are calculated per ounce of gold sold, excluding gold equivalent ounces. See “Operational and Financial Review and Prospects—All-in Sustaining and All-in Cost”.

This annual report contains references to the “lost time injury frequency rate”, or LTIFR, at each Gold Fields operation. The LTIFR at each operation includes any injury occurring in the workplace where, at any subsequent time, the injured employee is unable to attend a full shift due to the injury. Beginning in fiscal 2013, the LTIFR at each operation includes restricted work injuries. As a result, the LTIFR for fiscal 2013 may not be comparable with the LTIFR for prior years. This annual report also contains references to the “total recordable injury frequency rate”, or TRIFR, at each Gold Fields operation. The TRIFR at each operation includes the total number of fatalities, lost time injuries, medically treated injuries and restricted work injuries.

In this annual report, “R” and “Rand” refer to the South African Rand and “SA cents” refers to subunits of the South African Rand, “$”, “U.S.$” and “U.S. dollars” refer to United States dollars, “U.S. cents” refers to subunits of the U.S. dollar, “A$” and “Australian dollars” refer to Australian dollars, “GH” refers to Ghana Cedi, “S/.” refers to the Peruvian Nuevo Sol and “CAD” refers to Canadian dollars.

Certain information in this annual report presented in Rand and Australian dollars has been translated into U.S. dollars. Unless otherwise stated, the conversion rates for these translations are Rand 10.34 per $1.00 and

A$1.00 per $1.12, which were the closing rates on December 31, 2013. By including the U.S. dollar equivalents, Gold Fields is not representing that the Rand or Australian dollar amounts actually represent the U.S. dollar amounts shown or that these amounts could be converted into U.S. dollars at the rates indicated.

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

ITEM 3: KEY INFORMATION

Selected Historical Consolidated Financial Data

The selected historical consolidated financial data set out below for fiscal 2013, fiscal 2012 and fiscal 2011 and as of December 31, 2013 and 2012 have been derived from Gold Fields’ audited consolidated financial statements for those years and as of those dates and the related notes. The selected historical consolidated financial data for the six-month period ended December 31, 2010 and for each of the two years ended June 30, 2010 and 2009 and as of December 31, 2011 and 2010 and June 30, 2010 and 2009 have been derived from Gold Fields’ audited consolidated financial statements as of that date, which are not included in this annual report, and adjusted where applicable as described below. The selected historical consolidated financial data presented below have been derived from financial statements which have been prepared in accordance with U.S. GAAP. As a result of the Spin-off, the financial results of Sibanye Gold, which include the KDC and Beatrix mines, have been presented as discontinued operations in the consolidated financial statements for fiscal 2013 and the comparative statements of operations and statement of cash flows have been presented as if Sibanye Gold had been discontinued for all periods presented below. The other Operating Data presented has been calculated as described in the footnotes to the table below:

	Fiscal Period Ended		Six-Month Period Ended	Fiscal Period Ended	Fiscal Period Ended	Fiscal Period Ended
	June 30,		December 31,
	2009(1)	2010	2010	2011	2012	2013
	($ million, unless otherwise stated)
Statement of Operations Data
Revenues	1,600.4	2,355.5	1,490.8	3,499.1	3,530.6	2,906.3
Production costs (exclusive of depreciation and amortization)	1,079.3	1,342.3	756.5	1,627.9	1,862.6	1,819.9
Depreciation and amortization	219.8	352.9	220.6	421.4	425.8	568.5
Corporate expenditure	17.5	29.2	14.2	30.8	38.2	39.4
Employee termination costs	14.7	1.1	0.9	0.8	6.1	35.5
Exploration expenditure	58.0	86.6	53.2	125.4	135.3	77.9
Feasibility and evaluation costs	—	—	9.3	95.2	103.5	68.0
Asset impairments and write-offs	—	—	—	9.5	41.6	215.3
Decrease in provision for post-retirement health care costs	(0.1)	(0.2)	—	—	—	—
Accretion expense on provision for environmental rehabilitation	6.6	8.8	5.1	11.1	13.9	10.4
Share-based compensation(2)	15.6	—	—	—	—	—
Interest and dividends	7.9	7.6	4.9	11.8	16.3	8.5
Finance expense	(1.7)	(38.0)	(23.8)	(52.3)	(55.6)	(72.4)
(Loss)/gain on financial instruments	(13.0)	27.7	1.0	4.4	(0.4)	(0.3)
Gain/(loss) on foreign exchange	10.2	(8.5)	(1.4)	9.1	(13.8)	7.3
(Loss)/profit on sale of property, plant and equipment	(0.9)	0.1	0.3	(1.0)	0.2	10.2
(Loss)/profit on disposal of listed investments	(16.1)	111.7	(0.4)	12.8	27.6	17.8
Impairment of listed investments	(16.0)	(8.1)	—	(0.5)	(10.5)	(10.3)

	Fiscal Period Ended		Six-Month Period Ended	Fiscal Period Ended	Fiscal Period Ended	Fiscal Period Ended
	June 30,		December 31,
	2009(1)	2010	2010	2011	2012	2013
	($ million, unless otherwise stated)
South African Equity Empowerment Transactions	—	—	(126.3)	—	—	—
Other income/(expenses)	19.1	(25.7)	(25.4)	(47.3)	(37.9)	(104.2)
Royalties(3)	—	—	(30.1)	(109.6)	(116.8)	(90.5)
Income/(loss) before tax, impairment of investment in equity investee, share of equity investees’ (losses)/income and discontinued operations	178.5	601.6	229.8	1,004.4	712.7	(162.5)
Income and mining tax expense	(131.0)	(266.5)	(136.9)	(384.5)	(359.4)	(105.7)
Income before impairment of investment in equity investee, share of equity investees’ (losses)/income and discontinued operations	47.5	335.1	92.9	619.9	353.3	(268.2)
Impairment of investment in equity investee	(87.4)	—	—	(6.8)	—	—
Share of equity investees’ (losses)/income	(4.9)	(31.1)	1.8	(0.8)	(63.1)	(18.4)
(Loss)/income from continuing operations	(44.8)	304.0	94.7	612.3	290.2	(286.6)
Income/(loss) from discontinued operations, net of tax	240.5	166.3	(28.8)	340.7	362.3	20.5
Net income/(loss)	195.7	470.3	65.9	953.0	652.5	(266.1)
Less: Net (income)/loss attributable to non-controlling interests	(34.8)	(79.3)	(53.3)	(71.5)	1.8	18.2
Continuing operations	(36.6)	(80.1)	(54.1)	(71.6)	1.9	18.2
Discontinued operations	1.8	0.8	0.8	0.1	(0.1)	—
Net income/(loss) attributable to Gold Fields shareholders	160.9	391.0	12.6	881.5	654.3	(247.9)
Continuing operations	(81.4)	223.9	40.6	540.7	292.1	(268.4)
Discontinued operations	242.3	167.1	(28.0)	340.8	362.2	20.5
Basic (loss)/earnings per share attributable to Gold Fields shareholders ($)
Continuing operations	(0.12)	0.32	0.06	0.75	0.40	(0.36)
Discontinued operations	0.36	0.24	(0.04)	0.47	0.50	0.03
Diluted earnings/(loss) per share attributable to Gold Fields shareholders ($)
Continuing operations	(0.12)	0.32	0.06	0.74	0.40	(0.36)
Discontinued operations	0.36	0.24	(0.04)	0.47	0.50	0.03
Dividend per share (Rand)	1.50	1.30	0.70	1.70	3.90	0.75
Dividend per share ($)	0.17	0.17	0.10	0.24	0.50	0.08
Other Operating Data—Continuing Operations
Total cash costs per equivalent ounce of gold produced ($)(4)	584	625	674	752	887	902
Total production costs per equivalent ounce of gold produced ($)(5)	712	793	874	945	1,105	1,186
Notional cash expenditure per equivalent ounce of gold produced ($)(6)	856	886	1,004	1,096	1,341	1,153
All-in-sustaining costs net of by-product revenue per ounce of gold sold(7)	—	—	—	—	1,318	1,197
All-in-cost net of by-product revenue per ounce of gold sold(7)	—	—	—	—	1,542	1,313
All-in-sustaining costs gross of by-product revenue per equivalent ounce of gold sold(7)	—	—	—	—	1,338	1,201
All-in-cost gross of by-product revenue per equivalent ounce of gold sold(7)	—	—	—	—	1,544	1,309

Notes:

(1)	On July 1, 2009, Gold Fields adopted updated guidance pertaining to ownership interests in subsidiaries held by parties other than the parent (“noncontrolling interests”), which requires noncontrolling interests to be classified as a separate component of equity for presentation and disclosure purposes. The data for the year ended June 30, 2009 has been adjusted to conform to the updated guidance.

(2)	Share-based compensation for fiscal 2013, fiscal 2012 and fiscal 2011, the six-month period ended December 31, 2010 and fiscal 2010 has been included in the respective captions where compensation costs of underlying employees are ordinarily classified. The classification conforms with guidance SAB Topic 14.F.
(3)	The classification of royalty expense at Gold Fields’ operations requires judgment, particularly at the Groups’ South African and Ghanaian operations, where the percentages to be applied in calculating royalties are influenced by the expenses incurred in generating those product sales (and therefore the profitability of the operations). In light of the fact that the calculation of royalties in Ghana, representing the largest component of consolidated royalty expense, was changed as of April 1, 2011 to 5% of revenues earned from minerals obtained (regardless of the operating margin), Gold Fields changed the classification of royalty expense in its consolidated financial statements from a component of “income and mining taxes” to “royalties” in its consolidated statements of operations for the six-month period ended December 31, 2010. Given the change in circumstances, Gold Fields considers it appropriate to change the presentation for all periods beginning with the six-month period ended December 31, 2010.
(4)	Gold Fields has calculated total cash costs per equivalent ounce by dividing total cash costs, as determined using guidance provided by the Gold Institute, by gold equivalent ounces sold for all periods presented. The guidance was first adopted in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute industry guidance, are production costs as recorded in the statement of operations, less offsite (i.e. central) general and administrative expenses (including head office costs performance, as well as changes in the currency exchange rate between the Rand and the Australian dollar, compared with the U.S. dollar). Total cash costs and total cash costs per equivalent ounce are not U.S. GAAP measures. Management, however, believes that total cash costs per equivalent ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. An investor should not consider total cash costs and total cash costs per equivalent ounce in isolation or as an alternative to total production costs or net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. In particular, depreciation and amortization is included in a measure of production costs under U.S. GAAP, but is not included in total cash costs under the guidance provided by the Gold Institute. See “Presentation of Financial Information” and “Information on the Company—Glossary of Mining Terms—Total cash costs per equivalent ounce”. For a reconciliation of Gold Fields’ production costs to its total cash costs for fiscal 2013, 2012 and 2011, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2013 and December 31, 2012—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2012 and December 31, 2011—Costs and Expenses”.
(5)	Gold Fields has calculated total production costs per equivalent ounce by dividing total production costs, as determined using the guidance provided by the Gold Institute, by gold equivalent ounces sold for all periods presented. Total production costs, as defined by the Gold Institute industry guidance, are total cash costs, as calculated using the Gold Institute guidance, plus amortization, depreciation and rehabilitation costs. Changes in total production costs per equivalent ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand and the Australian dollar compared with the U.S. dollar. Total production costs per equivalent ounce is not a U.S. GAAP measure. Management, however, believes that total production costs per equivalent ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. An investor should not consider total production costs per equivalent ounce in isolation or as an alternative to total production costs or net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. See “Presentation of Financial Information” and “Information on the Company—Glossary of Mining Terms—Total production costs per ounce”. For a reconciliation of Gold Fields’ production costs to its total production costs for fiscal 2013, 2012 and 2011, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2012 and December 31, 2011—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2012 and December 31, 2011—Costs and Expenses”.

(6)	Gold Fields defines NCE as operating costs plus additions to property, plant and equipment, and defines operating costs as production costs (exclusive of depreciation and amortization) plus corporate expenditure, employment termination costs and accretion expense on provision for environmental rehabilitation. Gold Fields reports NCE on a per equivalent ounce basis. For a description of NCE and a reconciliation of Gold Fields’ NCE to its production costs for fiscal 2013, fiscal 2012 and fiscal 2011, see “Operating and Financial Review and Prospects—Notional Cash Expenditure”.
(7)	Gold Fields has calculated all-in sustaining costs net of by-product revenue per ounce of gold sold by dividing total all-in sustaining costs net of by-product revenue, as determined using the guidance provided by the World Gold Council, by only gold ounces sold for 2012 and 2013. Total all-in sustaining costs, as defined by the World Gold Council, are total production costs plus all costs not already included in production costs relating to sustaining current production, including sustaining capital expenditure. The value of by-product revenues, i.e. silver and copper, is deducted from total production costs as it effectively reduces the cost of gold production. The all-in costs net of by-product revenue starts with all-in sustaining costs net of by-product revenue and adds additional costs which relate to the growth of the Group, including non-sustaining capital expenditure and exploration, evaluation and feasibility costs not associated with current operations. All-in sustaining costs and all-in costs are reported on a per ounce of gold basis, net of by-product revenues (as per the World Gold Council definition), as well as on a per ounce of gold equivalent basis, gross of by-product revenues. Changes in total all-in sustaining and all-in costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand and the Australian dollar compared with the U.S. dollar. Total all-in sustaining and all-in cost per ounce are not U.S. GAAP measures. Management, however, believes that total all-in sustaining cost and total all-in cost per ounce will be helpful to investors, governments, local communities and other stakeholders in understanding the economics of gold mining. For a description of all-in sustaining costs and all-in costs and a reconciliation of Gold Fields’ all-in sustaining costs and all-in costs to its production costs for fiscal 2013 and fiscal 2012, see “Operating and Financial Review and Prospects—All-in Sustaining and All-in Cost”.

	As at
	June 30,		December 31,
	2009(1)	2010	2010	2011	2012	2013
	($ million, unless otherwise stated)
Balance Sheet Data
Cash and cash equivalents	357.5	500.7	809.5	744.0	655.6	325.0
Assets held for sale	—	—	—	—	—	47.0
Receivables	383.5	305.4	411.4	483.4	522.7	272.6
Inventories	196.0	234.9	256.3	297.7	402.1	402.7
Short-term deferred income and mining taxes	—	—	—	—	—	29.0
Material contained on heap leach pads	81.3	91.5	111.3	187.9	65.0	—

Total current assets	1,018.3	1,132.5	1,588.5	1,713.0	1,645.4	1,076.3
Property, plant and equipment, net	5,756.9	6,639.7	7,482.0	7,016.8	7,388.9	4,933.0
Goodwill	1,084.7	1,154.9	1,295.2	1,075.4	1,020.1	845.5
Deferred income and mining taxes	—	—	—	—	24.1	22.6
Material contained on heap leach pads	—	—	—	—	111.8	109.0
Non-current investments	475.2	254.3	344.3	272.2	458.0	268.9

Total assets	8,335.1	9,181.4	10,710.0	10,077.4	10,648.3	7,255.3

	As at
	June 30,		December 31,
	2009(1)	2010	2010	2011	2012	2013
	($ million, unless otherwise stated)
Accounts payable and provisions	533.5	551.9	670.6	669.9	734.0	445.0
Short-term deferred income and mining taxes	—	—	—	—	17.9	16.0
Current portion of financial instruments	1.7	—	—	—	—	—
Interest payable	14.4	4.5	4.1	11.2	11.0	12.4
Income and mining taxes payable	98.2	104.3	156.1	264.4	192.1	34.6
Current portion of long-term loans	317.8	691.1	261.7	547.0	40.0	121.5
Bank overdraft	9.7	—	—	—	—	—

Total current liabilities	975.3	1,351.8	1,092.5	1,492.5	995.0	629.5

Long-term loans	785.9	430.0	1,136.6	1,360.7	2,321.2	1,938.6
Deferred income and mining taxes	817.7	982.5	1,051.8	1,019.4	901.8	309.3
Provision for environmental rehabilitation	236.9	275.7	324.4	336.9	373.6	269.2
Provision for post-retirement health care costs	11.4	2.8	2.7	2.1	2.1	—
Other non-current liabilities	3.9	—	19.7	13.5	13.9	10.9

Total liabilities	2,831.1	3,042.8	3,627.7	4,225.1	4,607.6	3,157.5

Share capital	57.7	57.8	58.8	59.0	61.0	62.9
Additional paid-in capital	4,944.2	5,005.4	5,313.2	5,374.6	5,452.3	4,439.0
Retained earnings	561.5	834.4	779.6	772.5	1,054.3	741.1
Accumulated other comprehensive (loss)/income	(338.9)	(96.5)	562.4	(423.3)	(653.0)	(1,249.0)

Total equity attributable to Gold Fields shareholders	5,224.5	5,801.1	6,714.0	5,782.8	5,914.6	3,994.0
Noncontrolling interests	279.5	337.5	368.3	69.5	126.1	103.8

Total equity	5,504.0	6,138.6	7,082.3	5,852.3	6,040.7	4,097.8

Total liabilities and equity	8,335.1	9,181.4	10,710.0	10,077.4	10,648.3	7,255.3

Other Financial Data
Number of ordinary shares as adjusted to reflect changes in capital structure	704,749,849	705,903,511	720,796,887	724,591,516	730,393,143	768,016,593
Net Assets	5,224.5	5,801.1	6,714.0	5,782.8	5,914.6	3,994.0

Note:

(1)	On July 1, 2009, Gold Fields adopted updated guidance pertaining to ownership interests in subsidiaries held by parties other than the parent (“noncontrolling interests”), which requires noncontrolling interests to be classified as a separate component of equity for presentation and disclosure purposes. The data as at June 30, 2009 has been adjusted to conform to the updated guidance.

Exchange Rates

The following tables set forth, for the periods indicated, the average, high and low exchange rates of Rand for U.S. Dollars, expressed in Rand per $1.00. All exchange rates are sourced from I-Net Bridge (Proprietary) Limited, or I-Net Bridge, being the average rate.

Year ended	Average
June 30, 2009	9.01	(1)
June 30, 2010	7.58	(1)
December 31, 2011	7.22	(1)
December 31, 2012	8.19	(1)
December 31, 2013	9.60	(1)
Through April 22, 2014	10.78	(1)

Six-month period ended	Average
December 31, 2009	7.65(1)
December 31, 2010	7.14(1)

Note:

(1)	The daily average of the closing rate during the relevant period as reported by I-Net Bridge.

Month ended	High	Low
October 31, 2013	10.11	9.73
November 30, 2013	10.38	10.06
December 31, 2013	10.47	10.26
January 31, 2014	11.29	10.48
February 28, 2014	11.22	10.70
March 31, 2014	10.89	10.53

The closing rate for the Rand on April 22, 2014 as reported by I-Net Bridge was Rand 10.53 per $1.00. Fluctuations in the exchange rate between the Rand and the U.S. dollar will affect the dollar equivalent of the price of the ordinary shares on the JSE, which may affect the market price of the American Depositary Shares, or ADSs, on the NYSE. These fluctuations will also affect the U.S. dollar amounts received by owners of ADSs on the conversion of any dividends paid in Rand on the ordinary shares.

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

Gold Fields’ revenues are primarily derived from the sale of gold that it produces. Gold Fields does not generally enter into forward sales, derivatives or other hedging arrangements in order to establish a price in advance of the sale of its gold production. As a result, it is exposed to changes in the gold price, which could lead to reduced revenue should the gold price decline. For example, during 2013 the gold price fell approximately 29%. See “Quantitative and Qualitative Disclosures about Market Risk”. The market price for gold has historically been volatile and is affected by numerous factors over which Gold Fields has no control, such as general supply and demand, speculative trading activity and global economic drivers.

Should the gold price decline below Gold Fields’ production costs, it may experience losses and should this situation remain for an extended period, Gold Fields may be forced to curtail or suspend some or all of its exploration projects, growth projects, operations and/or reduce operational capital expenditures. Gold Fields might not be able to recover any losses it incurred during, or after, such events. A sustained period of significant gold price volatility may also adversely affect Gold Fields’ ability to undertake new capital projects or continue with existing operations or make other long-term strategic decisions.

In Peru, copper accounts for a significant proportion of the revenues at Gold Fields’ Cerro Corona mine, although copper is not a major element of Gold Fields’ overall revenues. A variety of factors may depress global copper prices and a decline in copper prices, which have also fluctuated widely, would adversely affect the revenues, profit and cash flows of the Cerro Corona mine.

Gold Fields’ mineral reserves are estimates based on a number of assumptions, which, if changed, may require Gold Fields to lower its estimated mineral reserves.

The mineral reserves stated in this annual report are estimates based on assumptions regarding, among other things, Gold Fields’ costs, expenditures, commodity prices, exchange rates, and metallurgical and mining recovery assumptions, which may prove inaccurate due to a number of factors, many of which are beyond Gold Fields’ control. In the event that Gold Fields adversely revises any of the assumptions that underlie its mineral reserves reporting, Gold Fields may need to revise its mineral reserves downwards. See “Information on the Company—Reserves of Gold Fields as of December 31, 2013.”

To the extent that Gold Fields makes acquisitions, it may experience problems in executing the acquisitions or managing and integrating the acquisitions with its existing operations.

In order to maintain or expand its operations and reserve base, Gold Fields may seek to make acquisitions of selected precious metal producing and/or exploration companies or assets. For example, on October 1, 2013 Gold Fields completed the acquisition of the Granny Smith, Darlot and Lawlers gold mines, or the Yilgarn South Assets, in Western Australia from Barrick Gold Corporation, or Barrick. See “Information on the Company—Developments since December 31, 2012—The Yilgarn South Assets.” Any such acquisition may change the scale of the Company’s business and operations and may expose it to new geographic, geological, political, social, operating, financial, legal, regulatory and contractual risks. There can be no assurance that any acquisition, including the acquisition of the Yilgarn South Assets, will achieve the results intended, and, as such, could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

Gold Fields’ operations and profits have been and may be adversely affected by union activity and new and existing labor laws.

Over recent periods, there has been an increase in union activity in some of the countries in which Gold Fields operates that has had a material adverse impact on Gold Fields’ operations, production and financial performance.

In South Africa, a recent increase in labor unrest has resulted in more frequent industrial disputes and extended negotiations that have negatively affected South Africa’s sovereign debt rating and subsequently the credit ratings of a number of the country’s leading mining companies, including Gold Fields. In particular, strikes during the second half of fiscal 2012 impacted Gold Fields’ operations and caused work stoppages, resulting in significant production losses, primarily at the Spin-off operations. See “Directors, Senior Management and Employees—Employees—Labor Relations.” While the outcome of the wage negotiations with the unions in fiscal 2013 was relatively positive, and while Gold Fields now has fewer employees in South Africa after the Spin-off, in light of the recent labor unrest there can be no guarantee that future negotiations will not be accompanied by further strikes, work stoppages or other disruptions.

A general election will be held on May 7, 2014 in South Africa which may be accompanied by political uncertainty and instability. Furthermore, guidelines and targets have been provided to facilitate compliance with the open-ended broad-based socio-economic empowerment requirements espoused in section 2 of the MPRDA in the broad-based socio-economic empowerment charter for the South African mining and minerals industry known as the Mining Charter, as well as the amendments to that charter that took effect from September 13, 2010, known as the Amended Mining Charter. In terms of the Mining Charter, as amended, all mining companies must achieve, among other things, 26% ownership by historically disadvantaged South Africans, or HDSAs, of mining assets by March 2015 and a minimum of 40% HDSA demographic representation at the executive management, senior management, middle management, junior management and core and critical skills levels (subject to offsets) in order to comply with the empowerment requirements of the MPRDA. The implementation and enforcement of these requirements during fiscal 2014 may be contentious.

Gold Fields’ operations in Ghana and Peru have recently been and may in the future be impacted by increased union activities. In particular, there can be no guarantee that the labor unions, particularly in Ghana, will not undertake strikes and “go-slow” actions impacting the Group’s operations or those of other related industries or suppliers. In Ghana, in April 2013, employees represented by the Ghana Mineworkers Union, or GMWU, the Professional Managerial Staff Union and the Branch Union at both Tarkwa and Damang undertook illegal industrial action, resulting in the temporary suspension of production at both operations. The strike lasted six days and ended after Gold Fields and the GMWU reached a settlement. See “Directors, Senior Management and Employees—Employees—Labor Relations.” While the wage negotiations with the unions in fiscal 2013 were completed, in light of the recent labor unrest there can be no guarantee that negotiations in the future will not be difficult or accompanied by further strikes, work stoppages or other labor actions.

In the event that Gold Fields experiences further industrial relations related interruptions at any of its operations or in other industries that impact its operations, or increased employment-related costs due to union or employee activity, these may have a material adverse effect on its business, production levels, operating costs, production targets, results of operations, financial condition, reputation and future prospects. In addition, lower levels of mining activity can have a longer term impact on production levels and operating costs, which may affect operating life. Mining conditions can deteriorate during extended periods without production and Gold Fields will not re-commence mining until health and safety conditions are considered appropriate to do so.

Existing labor laws (including those that impose obligations on Gold Fields regarding worker rights) and any new or amended labor laws may increase Gold Fields’ labor costs and have a material adverse effect on Gold Fields’ business, operating results and financial condition.

An actual or alleged breach or breaches in governance processes, or fraud, bribery and corruption may lead to public and private censure, regulatory penalties, loss of licenses or permits and impact negatively upon our empowerment status and may damage Gold Fields’ reputation.

Gold Fields operates globally in multiple jurisdictions and with numerous and complex frameworks, and its governance and compliance processes may not prevent potential breaches of law or accounting or other governance practices. Gold Fields’ operating and ethical codes, among other standards and guidance, may not prevent instances of fraudulent behavior and dishonesty, nor guarantee compliance with legal and regulatory requirements.

Gold Fields has been informed that it is the subject of a regulatory investigation in the United States by the U.S. Securities and Exchange Commission, or SEC, relating to the Black Economic Empowerment, or BEE, transaction associated with the granting of the mining license for its South Deep operation. In South Africa, the Directorate for Priority Crime Investigation, or the Hawks, has informed the Company that it has started a preliminary investigation into the BEE transaction to determine whether or not to proceed to a formal investigation, following a complaint by the Democratic Alliance. Given the early stage of these investigations, it is not possible to determine what effect the ultimate outcome of these investigations, any regulatory findings and any related developments may have on the Company. See “Information on the Company—Legal Proceedings and Investigations—Regulatory Investigations.”

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

In order to expand its operations and reserve base, Gold Fields may rely on its exploration program for gold, and other metals associated with gold, as well as its ability to develop mining projects. Exploration for gold and other metals associated with gold is speculative in nature, involves many risks and is frequently unsuccessful. To the extent that ore bodies are to be developed, it can take a number of years and substantial expenditures from the initial phases of drilling until production commences, during which time the economic feasibility of production may change. In addition, to the extent Gold Fields participates in the development of a project through a joint venture or any other multi-party commercial structure, there could be disagreements, legal or otherwise, or divergent interests or goals amongst the parties, which could jeopardize the success of the project.

Furthermore, significant capital investment is required to achieve commercial production from exploration efforts. There is no assurance that Gold Fields will have, or be able to raise, the required funds to engage in these activities or to meet its obligations with respect to the exploration properties in which it has or may acquire an interest.

Due to the nature of mining and the extensive environmental footprint of the operations, environmental and industrial accidents and pollution may result in operational disruptions such as stoppages which could result in increased production costs as well as financial and regulatory liabilities.

Gold mining by its nature involves significant risks and hazards, including environmental hazards and industrial and mining accidents. These may include, for example, seismic events, fires, cave-ins and blockages, flooding, discharges of gases and toxic substances, contamination of water, air or soil resources, radioactivity and other accidents or conditions resulting from mining activities including, among other things, blasting and the transport, storage and handling of hazardous materials.

The occurrence of any of these hazards could delay or halt production, increase production costs and result in financial and regulatory liability for Gold Fields (including as a result of the occurrence of hazards that took place at the Sibanye Gold assets when they were owned by Gold Fields).

Due to ageing infrastructure at our operations, unplanned breakdowns and stoppages may result in production delays, increased costs and industrial accidents.

Once a shaft or a processing plant has reached the end of its intended lifespan, more than normal maintenance and care is required. Some of Gold Fields’ infrastructure in South Africa, Ghana and Australia falls into this category. Although Gold Fields has comprehensive maintenance strategies in place, incidents resulting in production delays, increased costs or industrial accidents may occur. Such incidents may have a material adverse effect on Gold Fields’ results of operations and financial position.

If Gold Fields loses senior management or is unable to hire and retain sufficient technically skilled employees or sufficient HDSA representation in management positions, its business may be materially adversely affected.

Gold Fields’ ability to operate or expand effectively depends largely on the experience, skills and performance of its senior management team and technically skilled employees. However, the mining industry, including Gold Fields, continues to experience a global shortage of qualified senior management and technically skilled employees. Gold Fields may be unable to hire or retain appropriate senior management, technically skilled employees or other management personnel, or may have to pay higher levels of remuneration than it currently intends in order to do so. Additionally, as a condition of our mining license at South Deep, we must ensure sufficient HDSA participation in our management and core and critical skills, and failure to do so could result in fines or the loss or suspension of our mining license. If Gold Fields is not able to hire and retain appropriate management and technically skilled personnel or is unable to obtain sufficient HDSA representation in management positions or if there are not sufficient succession plans in place, this could have a material adverse effect on its business (including production levels), results of operations and financial position.

Because gold is generally sold in U.S. dollars, while some of Gold Fields’ production costs are in Australian dollars, Rand and other non-U.S. dollar currencies, Gold Fields’ operating results and financial condition could be materially harmed by a material change in the value of these non-U.S. dollar currencies.

Gold is principally sold throughout the world in U.S. dollars. Gold Fields’ costs of production are incurred principally in U.S. dollars, Australian dollars, Rand and other currencies. Recent volatility in the Rand (including, principally, significant depreciation of the Rand against the U.S. dollar over the past year) has made our costs in South Africa and results of operations less predictable than when exchange rates are more stable. As a result, any significant and sustained appreciation of any of these non-U.S. dollar currencies against the U.S. dollar may materially increase Gold Fields’ costs in U.S. dollar terms, which could materially adversely affect Gold Fields’ operating results and financial condition.

Conversely, inflation in any of the countries in which it operates could increase the prices Gold Fields pays for products and services and could have a material adverse effect on Gold Fields’ financial condition and results of operations if not offset by increased gold prices.

Gold Fields is subject to various regulatory costs, such as mining taxes and royalties, changes to which may have a material adverse effect on Gold Fields’ operations and profits.

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

In South Africa, the African National Congress, or the ANC, has recently adopted two recommended approaches to interacting with the mining industry. While the ANC has rejected the possibility of mine nationalization for now, the first approach contemplates, among other things, greater state intervention in the mining industry, including the revision of existing royalties, the imposition of new taxes and an increase in the South African government’s holdings in mining companies. The second approach contemplates the South African government taking a more active role in the mining sector, including through the strengthening of a state mining company to be involved in new projects either through partnerships or individually.

The adopted policies may impose additional restrictions, obligations, operational costs, taxes or royalty payments on gold mining companies, including Gold Fields, any of which could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

In 2012, the Ghanaian government increased taxes on mining companies. These changes included an increase in the corporate income tax from 25% to 35%, an increase in stool/land rents to U.S.$3,750 per km2 from U.S.$0.2 per km2, an increase in customs duties on mining equipment to 5% and the introduction of a temporary special import levy of 1% to 2%. Further, in Ghana, the ownership of land on which there are mineral deposits is separate from the ownership of the minerals. Mining companies must pay royalties of 5% of the total revenue earned from minerals. The government also has a right to obtain a 10% free-carried interest in mining leases. See “Information on the Company—Environmental and Regulatory Matters—Ghana—Mineral Rights.”

In Peru, a mining royalty tax established in 2011 increased the tax burden on mining companies (relating to mining royalties). In addition, a new consultation law has been enacted, requiring the government to consult with indigenous or native populations on legislative or administrative proposals that may have an impact on their collective rights. See “Information on the Company—Environmental and Regulatory Matters—Peru—Mining Royalty and Other Special Mining Taxes and Charges.”

The impositions of additional restrictions, obligations, operational costs, taxes or royalty payments could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

Economic, political or social instability in the countries or regions where Gold Fields operates may have a material adverse effect on Gold Fields’ operations and profits.

In fiscal 2013, approximately 15%, 37%, 33% and 15% of Gold Fields’ production was in South Africa, Ghana, Australia and Peru, respectively. Based on guidance, Gold Fields expects 16%, 30%, 42% and 12% of its production in fiscal 2014 to be in South Africa, Ghana, Australia and Peru, respectively. Changes or instability in the economic, political or social environment in South Africa or in any of these other countries or in neighboring countries could affect an investment in Gold Fields.

High levels of unemployment and a shortage of critical skills in South Africa, despite increased government expenditure on education and training, remain issues and deterrents to foreign investment. The volatile and uncertain labor environment, which is severely impacting on the local economy and investor confidence, has led and may lead to further downgrades in credit ratings making investment more expensive and difficult to secure. See “—Gold Fields’ operations and profits have been and may be adversely affected by union activity and new and existing labor laws.” This may restrict Gold Fields’ future access to international financing and could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

Furthermore, while the South African government has stated that it does not intend to nationalize mining assets or mining companies, certain new smaller political parties have stated publicly and in the media that the government should embark on a program of nationalization. Any threats of, or actual proceedings to, nationalize any of Gold Fields’ assets, could halt or curtail operations, resulting in a material adverse effect on Gold Fields’ business, operating results and financial condition and could cause the value of Gold Fields’ securities to decline rapidly and dramatically, possibly causing investors to lose the entirety of their respective investments.

There has also been regional social instability in the area around Gold Fields’ mining operations in Peru. While local opposition to mine development projects has not caused any stoppages at these operations, it could have a negative impact on Gold Fields’ ability to manage and operate these operations. If Gold Fields experiences further opposition in connection with its operations in Peru, or if protests aimed at other mining operations affect its operations, it could have a material adverse effect on Gold Fields’ financial condition and results of operations.

Power cost increases may adversely affect Gold Fields’ results of operations.

Gold Fields’ South Deep mining operation depends upon electrical power generated by the state utility provider, Eskom Limited, or Eskom. See “Operating and Financial Review and Prospects—Overview—Costs.” Eskom holds a monopoly on power supply in the South African market. Eskom applies to the NERSA for tariff increases and for 2013 the NERSA granted Eskom an average tariff increase of 16.0%. The actual legislated increase applicable to the South African mining industry effective July 1, 2013 was 9.6%. Should Gold Fields experience further power tariff increases, its results of operations may be adversely impacted.

In Australia, Gold Fields’ contract for the supply of electricity to both of its Australian operations was due to expire in 2014. Gold Fields has finalized a replacement contract for St. Ives and is currently in the process of negotiating a replacement contract for Agnew/Lawlers with parties including the major mining company which presently supplies power under a power purchasing agreement, and also with domestic gas suppliers in Western Australia. If Agnew/Lawlers is unable to agree a replacement contract or if St. Ives were to lose its supply, replacement of this supply may entail a significant increase in costs due to the volatile Western Australian gas market. Any such increase in costs could have a material adverse impact on Gold Fields’ business and operating results.

Both Gold Fields Ghana Limited, or Gold Fields Ghana, and Abosso Gold Fields Limited, or Abosso, have concluded tariff negotiations for 2013 and 2014 with their respective power suppliers (the state electricity supplier, the Volta River Authority, or VRA, supplies power to Gold Fields Ghana and the Electricity Company of Ghana, or ECG, provides power to Abosso), representing a 19% increase on VRA and 15% increase on ECG, respectively, from fiscal 2011 to fiscal 2012. The 2013 tariffs remained unchanged from the 2012 tariffs. Management expects further tariff increases in the future. Any further increase in the electricity price could have a material adverse effect on the Group’s business and operating results. See “Information on the Company—Description of Mining Business”.

Power stoppages, fluctuations and usage constraints may force Gold Fields to halt or curtail operations.

In 2008, South Africa experienced disruptions in electrical power supply that impacted Gold Fields’ operations. Electricity supply in South Africa remains constrained and future power disruptions are possible. Eskom has warned that power constraints will continue until its new power stations are commissioned, which is expected towards the end of 2014. Labor unrest in South Africa during fiscal 2012 also disrupted the supply of coal to Eskom’s power station resulting in interrupted supply. Furthermore, in the first quarter of fiscal 2014, rain impacted coal supply, which has placed serious strain on Eskom’s ability to provide power, and Gold Fields has been warned of possible load shedding under its voluntary load shedding agreement with Eskom. Under this agreement, Gold Fields is required to shed 25% of load over a two-hour period in a 24 hour cycle. Any further disruption or decrease in the electrical power supply available to Gold Fields’ South Deep operation could have a material adverse effect on its business, operating results and financial condition. The Department of Energy is developing a power conservation program in an attempt to improve the power situation in South Africa. However, there can be no assurance that this program will provide sufficient supply for the needs of the country or for Gold Fields to run its operations at full capacity or at all.

Although the VRA has not imposed any power cuts in Ghana since August 2006, frequent power interruptions have occurred in the power supplied by the ECG.

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

Gold Fields’ insurance coverage may not adequately satisfy all potential claims in the future.

Gold Fields has an insurance program, however, it may become subject to liability against which it has not insured, cannot insure or has insufficiently insured, including those in respect of past mining activities. Gold Fields’ existing property and liability insurance contains exclusions and limitations on coverage. For example, should Gold Fields be subject to any regulatory or criminal fines or penalties, these amounts would not be covered under its insurance program. Should Gold Fields suffer a major loss, future earnings could be affected. In addition, insurance may not continue to be available at economically acceptable premiums. As a result, in the future, Gold Fields’ insurance coverage may not cover the extent of claims against it or any cross-claims made.

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

Energy is a significant input and cost to Gold Fields’ mining and processing operations, with its principal energy sources being electricity, purchased petroleum products, natural gas and coal. A number of governments or governmental bodies, including the United Nations Framework Convention on Climate Change and the Kyoto Protocol, have introduced or are contemplating regulatory changes in response to the potential impact of climate change. Many of these contemplate restricting emissions of greenhouse gases in jurisdictions in which Gold Fields operates.

In Australia, the Australian Clean Energy Act 2011 (Cth), or Clean Energy Act, and associated legislation establishing a national carbon pricing scheme, or Scheme, passed into law in November 2011. The overall impact of the Scheme is estimated at A$20 million per annum on Gold Fields’ Australian operations (including the Yilgarn South Assets). See “Information on the Company—Environmental and Regulatory Matters—Australia—Environmental.”

The South African government is considering introducing a carbon tax. The carbon tax was intended to come into effect from January 1, 2015 but, in order to align the framework of the proposed carbon tax with the desired reduction outcomes, the implementation of the carbon tax was postponed to 2016 in order to allow sufficient time for consultation on draft legislation and the implementation process. Many aspects of the proposed carbon tax remain uncertain, and it is not possible to determine the ultimate impact of the proposed carbon tax on the Company. See “Information on the Company—Environmental and Regulatory Matters—South Africa—Environmental.”

In addition, a number of other regulatory initiatives are underway in countries in which Gold Fields operates that seek to reduce or limit industrial greenhouse gas emissions. These regulatory initiatives will be either voluntary or mandatory and are likely to impact Gold Fields’ operations directly or by affecting the cost of doing business, for example by increasing the costs of its suppliers or customers. Inconsistency of regulations particularly between developed and developing countries may affect both Gold Fields’ decision to pursue opportunities in certain countries and its costs of operations. Assessments of the potential impact of future climate change regulation are uncertain, given the wide scope of potential regulatory change in countries in which Gold Fields operates.

Furthermore, the potential physical impacts of climate change on Gold Fields’ operations are highly uncertain and may adversely impact the cost, production and financial performance of Gold Fields’ operations.

Theft of gold and copper bearing materials and production inputs, as well as illegal and artisanal mining, occur on some of Gold Fields’ properties, are difficult to control, can disrupt Gold Fields’ business and can expose Gold Fields to liability.

A number of Gold Fields’ properties have experienced illegal and artisanal mining activities and theft of gold and copper bearing materials and copper cables (which may be by employees or third parties). The activities of illegal and artisanal miners could lead to depletion of mineral reserves, potentially affecting the economic viability of mining certain areas and shortening the lives of the operations as well as causing possible operational disruption, project delays, disputes with illegal miners and communities, pollution or damage to property for which Gold Fields could potentially be held responsible, leading to fines or other costs. Rising gold and copper prices may result in an increase in gold and copper thefts. The occurrence of any of these events could have a material adverse effect on Gold Fields’ financial condition or results of operations.

HIV/AIDS, tuberculosis and other contagious diseases pose risks to Gold Fields in terms of lost productivity and increased costs.

The prevalence of HIV/AIDS in South Africa poses risks to Gold Fields in terms of potentially reduced productivity and increased medical and other costs. Compounding this are the concomitant infections, such as tuberculosis, that can accompany HIV illness, particularly at the end stages, and cause additional healthcare-related costs. If there is a significant increase in the incidence of HIV/AIDS infection and related diseases among the workforce, this may have a material adverse effect on Gold Fields’ business, operating results and financial condition. See “Directors, Senior Management and Employees—Employees—Health and Safety—Health—HIV/AIDS Program.”

Additionally, the spread of contagious diseases such as respiratory diseases are exacerbated by communal housing and close quarters. The spread of such diseases could impact employees’ productivity, treatment costs and, therefore, operational costs.

Gold Fields’ operations are subject to environmental and health and safety regulations, which could impose additional costs and compliance requirements and Gold Fields may face claims and liability for breaches, or alleged breaches, of such regulations and other applicable laws.

Gold Fields’ operations are subject to various environmental and health and safety laws, regulations, permitting requirements and standards. For example, Gold Fields is required to secure estimated environmental rehabilitation costs in Ghana and Australia through the posting of a reclamation bond and unconditional, bank-guaranteed performance bond, respectively. In South Africa, similar security is required in the form of contributions into environmental trust funds and insurance guarantees. In Peru, Gold Fields is required to provide guarantees with annual deposits.

Gold Fields may in the future incur significant costs to comply with such environmental and health and safety requirements imposed under existing or new legislation, regulations or permit requirements or to comply with changes in existing laws and regulations or the manner in which they are applied. Gold Fields may also be subject to litigation and other costs as well as actions by authorities relating to environmental and health and safety matters, including mine closures, the suspension of operations and prosecution for industrial accidents as well as significant penalties and fines for non-compliance. These costs could have a material adverse effect on Gold Fields’ business, results of operations and financial condition. See “Information on the Company—Environmental and Regulatory Matters.”

The principal health risks associated with Gold Fields’ mining operations in South Africa arise from occupational exposure and community environmental exposure to silica dust, noise and certain hazardous substances, including toxic gases and radioactive particulates. The most significant occupational diseases affecting Gold Fields’ workforce include lung diseases (such as silicosis, tuberculosis, a combination of the two and chronic obstructive airways disease, or COAD) as well as noise-induced hearing loss, or NIHL. Employees have sought and may continue to seek compensation for certain illnesses, such as silicosis, from their employer under workers compensation and also, at the same time, in a civil action under common law (either as individuals or as a class). Such actions may also arise in connection with the alleged incidence of such diseases in communities proximate to Gold Fields’ mines.

A consolidated application has been brought against several South African mining companies, including Gold Fields, for certification of a class action on behalf of current or former mineworkers (and their dependants) who have allegedly contracted silicosis while working for one or more of the above mining companies. In addition to the class action, an individual silicosis-related action has been instituted against Gold Fields and one other mining company. See “Information on the Company—Legal Proceedings and Investigations—Silicosis.” If a significant number of such claims were suitably established against it, the payment of compensation for the claims and for any significant additional costs arising out of these issues could have a material adverse effect on Gold Fields’ business, reputation, results of operations and financial condition.

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

Gold Fields could incur significant costs as a result of pending or threatened litigation, which could have a material adverse effect on Gold Fields’ business, operating results and financial condition. See “Information on the Company—Legal Proceedings and Investigations—Silicosis.” Further, any new regulations, potential litigation or any changes to the health and safety laws which increase the burden of compliance or the penalties for non-compliance may cause Gold Fields to incur further significant costs and could have a material adverse effect on Gold Fields’ business, operating results and financial condition. See “Information on the Company—Environmental and Regulatory Matters—Health and Safety.”

Gold Fields’ operations are subject to water use licenses, which could impose significant costs and burdens.

Under South African and Ghanaian laws, respectively, Gold Fields’ South Deep, Tarkwa and Damang operations are subject to water use licenses that govern each operation’s water usage and that require, among other things, mining operations to achieve and maintain certain water quality limits regarding all water discharges. Gold Fields is required to comply with these regulations under its permits and licenses and any failure to do so could result in the curtailment or halting of production at the affected locations.

Gold Fields continues to use all reasonable and practical measures to remove underground water to permit the routine safe functioning of South Deep. South Deep was issued with a water use licence in November 2011. Certain conditions and other aspects of the approved license were identified as requiring modification and an application to address these was submitted to the Department of Water Affairs, or DWA, in February 2012. A further amended water use license application was submitted to the DWA in November 2013, primarily to reflect the results of a re-assessment of expected water use requirements and a changing water balance. Gold Fields is currently awaiting a response from the DWA in relation to this submission. Gold Fields expects to incur significant expenditure to achieve and maintain compliance with the license requirements at South Deep.

Gold Fields is also implementing a water management strategy in an effort to satisfy the conditions of its water use license and other relevant regulatory requirements, and prevent short and long-term acid mine drainage, or AMD, issues at its South African operation. However, there can be no assurance that Gold Fields will be in compliance with its licensing agreements within the required timeframe due primarily to the associated regulatory approval processes.

Any failure on Gold Fields’ part to achieve or maintain compliance with the requirements of its water use licenses with respect to any of its operations could result in Gold Fields being subject to substantial claims, penalties, fees and expenses; significant delays in operations; or the loss of the relevant water use license, which could curtail or halt production at the affected operation. Any of the above could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

Gold Fields has experienced and may experience further acid mine drainage related pollution, which may compromise its ability to comply with its water use licenses.

Gold Fields has identified incidences of AMD, and the risk of potential short-term and long-term AMD issues, specifically at its Cerro Corona mine, its South Deep mine and, at currently immaterial levels, its Tarkwa, Damang and St. Ives mines. AMD occurs when certain sulfide minerals in rocks are exposed to oxidizing conditions, such as the presence of oxygen, combined with water. AMD can occur under natural conditions or as a result of the sulfide minerals that are encountered and exposed to oxidation during mining or during storage in waste rock dumps, ore stockpiles or tailings dams. The acidic water that forms usually contains iron and other metals if they are contained in the host rock. Gold Fields has commissioned several technical studies to identify the steps required to prevent or mitigate AMD at its facilities but none of these studies have allowed Gold Fields to generate a reliable estimate of the potential impact of AMD on the Company.

Gold Fields is implementing a water management strategy at South Deep as well as various water treatments and mine rehabilitation options at its affected operations. However, there can be no assurance that Gold Fields will be successful in preventing or mitigating any current or potential AMD issues.

The existence of AMD issues at any of Gold Fields’ operations could cause it to fail to comply with its water use license requirements and could expose Gold Fields to fines, mine closures, production curtailment, additional operating costs and other liabilities, any of which could have a material adverse effect on Gold Fields’ business, production and results of operations.

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

In all of the countries where Gold Fields operates, the formulation or implementation of governmental policies on certain issues may be unpredictable. This may include changes in laws relating to mineral rights and ownership of mining assets and the right to prospect and mine, and, in extreme cases, nationalization, expropriation or nullification of existing concessions, licenses, permits agreements and contracts. For example, Gold Fields’ operations in South Africa are subject to legislation regulating mineral rights. This includes broad-based black economic empowerment, or BEE, legislation designed to effect the entry of HDSAs into the mining industry and increase their participation in the South African economy. The Mineral and Petroleum Resources and Development Act, or MPRDA, came into effect on May 1, 2004. The MPRDA transferred ownership of mineral resources to the South African people with the South African government acting as custodian in order to, among other things, promote equitable access to the nation’s mineral resources by South Africans, expand opportunities for historically disadvantaged persons who wish to participate in the South African mining industry and advance social and economic development. As custodian, the South African government exercises regulatory control over the exploitation of mineral resources and does so by exercising the power to the grant the rights required to prospect and mine for minerals. Mining companies were required to apply for the right to mine and/or prospect and to convert existing mining rights to “new order” mining rights. In order to qualify for these rights, applicants need to satisfy the South African government that the grant of such a right will advance the open-ended broad-based socio-economic empowerment requirements of the MPRDA. The MPRDA also required that mining companies submit social and labor plans, or SLPs, which set out their commitments relating to human resource development, labor planning and economic development planning to the DMR. In order to provide guidance on the fulfillment of these broad-based socio-economic empowerment requirements to the mining industry, the DMR published the Mining Charter, which became effective on May 1, 2004. The Mining Charter includes a requirement that each mining company achieve a 15% HSDA ownership of mining assets within five years and a 26% HSDA ownership of mining assets within 10 years. See “Information on the Company—Environmental and Regulatory Matters—South Africa—Mineral Rights—The MPRDA”.

In 2010, the DMR introduced the Amended Mining Charter which, among other things, includes a requirement that mining companies achieve a minimum of 40% HDSA demographic representation by 2014 at executive management (board) level, senior management (executive committee) level, core and critical skills, middle management level and junior management level. See “Information on the Company—Environmental and Regulatory Matters—South Africa—Mineral Rights.” In April 2013, Gold Fields submitted a new SLP for South Deep to replace its original SLP submitted in 2010 and is awaiting a response from the DMR. In late 2013, the DMR announced that it has launched audits of mining companies to determine their compliance with the BEE requirements of the Mining Charter and Amended Mining Charter. The implementation and enforcement of these requirements during fiscal 2014 may be contentious and may lead to labor disruptions.

While Gold Fields believes that it is compliant with the BEE requirements of the Mining Charter and Amended Mining Charter, should the DMR determine that Gold Fields is not in compliance, Gold Fields may be required to engage in remedial steps, including changes to management, changes to its shareholding structure and actions that require shareholder approval. If the DMR were to determine that Gold Fields is not in compliance, Gold Fields may challenge such a decision in court. Any such court action may be expensive and there is no guarantee that Gold Fields’ challenge would be successful. Failure by Gold Fields’ South Deep operation to comply with any of South Africa’s empowerment requirements may result in the cancelation or suspension of Gold Fields’ existing mining rights and may prevent Gold Fields from obtaining any new mining rights in South Africa.

There is no guarantee that any steps Gold Fields has already taken or might take in the future will ensure the successful renewal of its existing mining rights, the retaining of new mining rights, the granting of further new mining rights or that the terms of renewals of its rights would not be significantly less favorable to Gold Fields than the terms of its current rights. Any further adjustment to the ownership structure of Gold Fields’ South African mining assets in order to meet BEE requirements could have a material adverse effect on the value of Gold Fields’ securities.

Failure by Gold Fields to comply with mineral rights legislation in any of the jurisdictions in which it operates may cause it to lose the right to mine and may have a material adverse effect on Gold Fields’ business, operating results and financial condition.

Further, Gold Fields may, in the future, incur significant costs as a result of changes in the interpretation of existing laws, or the imposition of new laws, which may have a material adverse effect on Gold Fields’ business, operating results and financial condition.

Some of Gold Fields’ tenements in Australia are subject to native title claims and include Aboriginal heritage sites, which could impose significant costs and burdens.

Certain of Gold Fields’ tenements are subject to current native title claims, including a number of mining tenements held by St. Ives which are the subject of an ongoing native title claim brought by the Ngadju People, or the Ngadju Claim. See “Information on the Company—Legal Proceedings and Investigations—Native Claim.” Other tenements may become the subject of native title claims if Gold Fields seeks to expand or otherwise change its interest in rights to those tenements. There are also a number of recognized Aboriginal cultural heritage sites located on certain of Gold Fields’ tenements.

Native title and Aboriginal cultural heritage legislation protects the claims and determined rights of Aboriginal people in relation to the land and waters throughout Australia in certain circumstances. Native title claims, including the Ngadju Claim, could require costly negotiations with the registered claimants and could have implications for Gold Fields’ access to or use of its tenements and, as a result, have a material adverse effect on Gold Fields’ business, operating results and financial condition. Similarly, there are risks that if Aboriginal cultural heritage sites are damaged or materially altered as a result of current or future operations, Gold Fields could be subject to criminal and/or civil penalties under relevant legislation. See “Information on the Company—Environmental and Regulatory Matters—Australia—Land Claims.”

Gold Fields utilizes information technology and communications systems, the failure of which could significantly impact its operations and business.

Gold Fields utilizes and is reliant on various information technology and communications systems, in particular SAP, payroll and time and attendance applications. Damage or interruption to Gold Fields’ information technology and communications systems, whether due to accidents, human error, natural events or malicious acts, may lead to important data being irretrievably lost or damaged, thereby adversely affecting Gold Fields’ business, prospects and results of operations.

Gold Fields has provided certain guarantees on notes issued by Gold Fields Orogen Holding (BVI) Limited. If Gold Fields were to become obligated to make payments under these guarantees, its results of operations would be materially and adversely impacted.

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

Each of Gold Fields and the other Guarantors have entered into an indemnity agreement, or the Indemnity Agreement, in favor of Sibanye Gold in order to indemnify Sibanye Gold against any loss caused to Sibanye Gold in circumstances where Sibanye Gold is required to make a payment to noteholders or the trustee of the Notes by virtue of its guarantee of the Notes. If Gold Fields or the other Guarantors were to become obligated to indemnify Sibanye Gold, it could have a material adverse effect on Gold Fields’ business, financial condition and results of operations.

Further, market conditions may negatively impact Gold Fields’ ability to obtain financing for amounts it becomes required to pay under its obligations as guarantor, as well as the rate of interest required to finance these amounts.

Our high debt levels pose risks to our viability and may make us more vulnerable to adverse economic and competitive conditions, as well as other adverse developments.

Gold Fields carries significant debt relative to its shareholder equity. As of December 31, 2013, Gold Fields’ consolidated debt was approximately $2.1 billion. Approximately $0.9 billion of Gold Fields’ consolidated debt securities come due over the 36 months following the date of this annual report.

Gold Fields’ significant levels of debt can adversely affect it in several other respects, including:

•	limiting its ability to access the capital markets;

•	exposing it to the risk of credit rating downgrades, which would raise its borrowing costs and could limit its access to capital;

•	hindering its flexibility to plan for or react to changing market, industry or economic conditions;

•	limiting the amount of cash flow available for future operations, acquisitions, dividends, or other uses;

•	making it more vulnerable to economic or industry downturns, including interest rate increases;

•	increasing the risk that it will need to sell assets, possibly on unfavorable terms, to meet payment obligations; or

•	increasing the risk that it may not meet the financial covenants contained in its debt agreements or timely make all required debt payments.

The effects of each of these factors could be intensified if Gold Fields increases its borrowings. Any failure to make required debt payments could, among other things, adversely affect Gold Fields’ ability to conduct operations or raise capital, which could have a material adverse effect on Gold Fields’ business, results of operations or financial condition.

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

Investors should also be aware that a foreign judgment is not directly enforceable in South Africa, but constitutes a cause of action which will be enforced by South African courts only if certain conditions are met.

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

Gold Fields pays cash dividends only if funds are available for that purpose. Whether funds are available depends on a variety of factors, including the amount of cash available and Gold Fields’ capital expenditures (on both existing infrastructure as well as on exploration and other projects) and other cash requirements existing at the time. Under South African law, Gold Fields will be entitled to pay a dividend or similar payment to its shareholders only if it meets the solvency and liquidity tests set out in the Companies Act No. 71 of 2008, or the Companies Act, and Gold Fields’ Memorandum of Incorporation. Given these factors and the Board of Directors’ discretion to declare cash dividends or other similar payments, dividends may not be paid in the future. It should be noted that a 15% withholding tax on dividends declared by South African resident companies to non-resident shareholders or non-resident ADS holders was introduced with effect from April 1, 2012. See “Additional Information—Taxation—Certain South African Tax Considerations—Withholding Tax on Dividends”.

Gold Fields’ non-South African shareholders face additional investment risk from currency exchange rate fluctuations since any dividends will be paid in Rand.

Dividends or distributions with respect to Gold Fields’ ordinary shares have historically been paid in Rand. The U.S. dollar or other currency equivalent of future dividends or distributions with respect to Gold Fields’ ordinary shares, if any, will be adversely affected by potential future reductions in the value of the Rand against the U.S. dollar or other currencies. In the future, it is possible that there will be changes in South African Exchange Control Regulations, such that dividends paid out of trading profits will not be freely transferable outside South Africa to shareholders who are not residents of the CMA. See “Additional Information—South African Exchange Control Limitations Affecting Security Holders”.

Gold Fields’ ordinary shares are subject to dilution upon the exercise of Gold Fields’ outstanding share options.

Shareholders’ equity interests in Gold Fields will be diluted to the extent of future exercises or settlements of rights under the GF Management Incentive Scheme, the Gold Fields Limited 2005 Share Plan, the 2005 Non-Executive Share Plan and any additional rights. See “Directors, Senior Management and Employees—The GF Management Incentive Scheme” and “Directors, Senior Management and Employees—The Gold Fields Limited 2005 Share Plan”. Gold Fields shares are also subject to dilution in the event that the Board is required to issue new shares in compliance with BEE legislation.

ITEM 4: INFORMATION ON THE COMPANY

Introduction

Gold Fields is a significant producer of gold and a major holder of gold reserves in South Africa, Ghana, Australia and Peru. In Peru, Gold Fields also produces copper. Gold Fields is involved in underground and surface gold and copper mining and related activities, including exploration, development, extraction, processing and smelting. Gold Fields also has an interest in a platinum group metal (and associated by-product metals) exploration project in Finland (currently earmarked for divestment). See “Information on the Company—Developments Since December 31, 2012—Planned Disposals”.

In 2013, Gold Fields’ South African, Ghanaian, Australian and Peruvian operations produced 15%, 37%, 33% and 15% of its total gold production, respectively. Gold Fields’ South African operation is South Deep. Gold Fields also owns the Yilgarn South Assets in Australia and has a 90.0% interest in each of the Tarkwa gold mine and the Damang gold mine in Ghana. Gold Fields also owns a 99.53% economic interest in the Cerro Corona mine. On the Spin-off date, Gold Fields completed the Spin-off of Sibanye Gold which includes the KDC and Beatrix mining operations. See “Information on the Company—Developments Since December 31, 2012—The Spin-off”. On October 1, 2013, Gold Fields acquired the Yilgarn South Assets from Barrick. See “Information on the Company—Developments Since December 31, 2012—The Yilgarn South Assets”. In addition, Gold Fields has gold and other precious metal exploration activities and interests in Africa, Eurasia, Australasia and the Americas.

As of December 31, 2013, Gold Fields reported attributable proven and probable gold and copper reserves of approximately 48.6 million ounces of gold and 708 million pounds of copper, as compared to the 68.4 million ounces of gold (54.9 million ounces excluding Sibanye Gold) and 1,024 million pounds of copper, reported as of December 31, 2012. See “—Reserves of Gold Fields as of December 31, 2013—Methodology”.

In fiscal 2013, Gold Fields processed 38.255 million tonnes of ore and produced 2.104 million ounces of gold equivalent ounces. On an attributable basis, Gold Fields produced 2.022 million ounces of gold equivalent ounces.

Gold Fields is a limited public company incorporated in South Africa, with a registered office located at 150 Helen Road, Sandown, Sandton, 2196, South Africa, telephone number +27-11-562-9700.

Competitive Position

Gold Fields is a producer of gold and major holder of gold reserves in South Africa, Ghana, Australia and Peru. Gold is a commodity product generally sold in U.S. dollars, with London being the world’s primary gold trading market. Gold is also actively traded using futures and forward contracts. The price of gold has historically been significantly affected by macroeconomic factors, such as inflation, exchange rates and reserves policy and by global political and economic events, rather than simple supply and demand dynamics. As a general rule, Gold Fields sells the gold it produces at market prices to obtain the maximum benefit from prevailing gold prices.

The key gold producers globally have historically been Barrick Gold, Newmont Mining, AngloGold and Gold Fields, which produced 7.166, 5.065, 4.105 and 2.022 million ounces, respectively, in 2013 and together accounted for approximately 30% of the total global gold production for the year, according to the information provided by the companies and industry reports.

Based on fiscal 2013 production, the first, second and third largest gold producers in the world were Barrick Gold, Newmont Mining and AngloGold, respectively. According to publicly available sources, at March 21, 2014, Barrick Gold had 24 operations in 12 countries, Newmont Mining had 11 operations in seven countries and AngloGold had 17 operations in 11 countries. In fiscal 2013, Gold Fields was the seventh largest gold producer in the world.

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

Developments since December 31, 2012

Since the end of fiscal 2012, the following significant events have occurred:

The Spin-off

On the Spin-off date, Gold Fields completed the Spin-off. The Spin-off was achieved by way of Gold Fields making a distribution on a pro rata basis of one Sibanye Gold ordinary share for every one Gold Fields share (whether held in the form of shares, American depositary receipts, or ADRs, or international depositary receipts) to Gold Fields shareholders, registered as such in Gold Fields’ register at close of business on February 15, 2013, in terms of section 46 of the South African Companies Act and section 46 of the South African Income Tax Act. The board of directors of Gold Fields, or the Board, passed the resolution necessary to implement the Spin-off on December 12, 2012. Sibanye Gold shares listed on the JSE and on the New York Stock Exchange, or NYSE, on February 11, 2013. As of February 18, 2013, Gold Fields and Sibanye Gold were independent, publicly traded companies with separate public ownership, boards of directors and management.

Over the last few years, Gold Fields considered the Spin-off as part of its ongoing review of its strategy and operational portfolio against its strategic objectives. It is expected that the separation of Gold Fields and Sibanye Gold will enable the component parts of the businesses to operate in a more efficient and commercially effective manner, thereby enabling each of the businesses to achieve their respective strategic goals. As at December 31, 2012, Gold Fields reported reserves of 68.4 million ounces of gold and 1,024 million pounds of copper, of which the KDC and Beatrix operations distributed in the Spin-off, or the Sibanye Gold assets, accounted for 13.5 million ounces of gold. Total production during fiscal 2012, fiscal 2011 and fiscal 2010 was 3.35 million, 3.70 million and 3.84 million, respectively. Total production from the Sibanye Gold assets during fiscal 2012, fiscal 2011 and fiscal 2010 was 1.22 million, 1.45 million and 1.67 million ounces, respectively.

The separation of Sibanye Gold enabled the remaining Gold Fields management team to focus its attention on maximizing cash flows and returns from its existing mines in South Africa, Ghana, Peru and Australia and to realizing value from its world-class portfolio of assets. Gold Fields also intends to pursue a number of focused near-mine organic growth opportunities and life extensions at its existing mines, as well as mergers and acquisitions where advantageous and to move away from spending money on greenfields exploration, which will no longer be a focus area for growth. A main priority will be the continued development of the South Deep gold mine in South Africa. Gold Fields will offer its shareholders strong leverage to the gold price through a cash generative, globally diversified portfolio of operating assets.

Far Southeast Project

At the Far Southeast Project, or FSE project, in the Philippines, Gold Fields is currently pursuing a Financial or Technical Assistance Agreement, or FTAA, for the project. A FTAA license allows a foreign corporation to control a majority interest in a Philippine mining project and would allow Gold Fields to exercise its existing option to acquire an additional 20% stake in FSE from Lepanto Consolidated Mining Company, or Lepanto, the 60% owner of FSE. The FTAA application requires the free prior and informed consent, or FPIC, of the Kankana-ey indigenous people. On July 27, 2013, the Kankana-ey people’s elders voted in favor of FPIC for the project. Negotations are ongoing to forge a memorandum of agreement with the communities. Following receipt of FPIC, Gold Fields is focused on securing a FTAA and targets completion of the FTAA process in 2015. See “Information on the Company—Gold Fields’ Mining Operations—Australasia Operations—Far Southeast Scoping Study”.

The Yilgarn South Assets

On October 1, 2013, Gold Fields completed the acquisition of the Yilgarn South Assets in Western Australia from Barrick. Gold Fields acquired the assets for a total net consideration of U.S.$262 million after adjustments for working capital and employee entitlements. Gold Fields satisfied the purchase price by delivering 28.7 million of its common shares to Barrick and U.S.$135 million in cash.

Planned Disposals

During fiscal 2013, Gold Fields decided to disband the Growth and International Projects, or GIP, division. As part of this restructuring, Gold Fields identified and earmarked for divestment growth projects that were not aligned with the Group’s business objectives. Projects earmarked for divestment include the Arctic Platinum Project in Finland, Talas Copper-Gold Project in Kyrgyzstan, Woodjam in Canada and Yanfolila in Mali. The sale of the Talas Copper-Gold Project to Robust Resources Limited was completed in early 2014. The other projects remain earmarked for divestment.

South Deep Broad-Based Black Economic Empowerment Transaction

On May 10, 2010, Gold Fields announced that the DMR approved the conversion of the old order mining right for the South Deep mine into a new order mining right pursuant to the MPRDA. In connection with the conversion of the new order mining right, amongst other things, Gold Fields agreed to design and implement certain plans for the social development of the communities residing in close proximity to the South Deep Mine and to engage in a broad-based BEE transaction, or the South Deep BEE transaction.

By securing the converted new order mining right for South Deep and a parcel of contiguous land known as “Uncle Harry’s farm”, Gold Fields would be able to complete its efforts to obtain converted new order mining rights for each of its South African mines owned at the time, including Driefontein, Kloof and Beatrix (the converted new order mining rights which had been obtained in 2006).

Against that backdrop, the Board and senior management of Gold Fields were determined to express their commitment to broad-based BEE and to ensure that Gold Fields was well positioned to meet the BEE 26% equity ownership target for 2014 set out in the Mining Charter, despite it only being 2010.

In Gold Fields’ view, achievement of that threshold would necessarily build on from the BEE transaction that Gold Fields completed in 2004 with Mvelaphanda Resources, or Mvela. In the 2004 BEE transaction, Mvela obtained an effective 15% ownership interest in the entity that owned Gold Fields’ South African mining operations at the time. Through that 2004 BEE transaction, Gold Fields became empowered in accordance with the Mining Charter’s equity ownership target of 15% by 2009 (although Mvela subsequently sold the entirety of its effective ownership interest in Gold Fields and consequently in Gold Fields’ South African mining operations).

Therefore, in 2010, the South Deep BEE transaction was the second step that Gold Fields took towards satisfaction of the escalating equity ownership requirements under the Act related to the empowerment of HDSAs.

Background and Rationale for the South Deep BEE Transaction

As noted above, the development and execution of a broad-based BEE transaction was a condition of obtaining the South Deep converted new order mining right. However, the Board and senior management of Gold Fields wanted to ensure that the primary beneficiaries of economic empowerment would, together, be employees of Gold Fields and the areas from which they originate, as well as other South African communities.

Secondly, Gold Fields wanted to ensure that it satisfied the desires of the DMR that any other equity ownership would need to be accomplished on a broader basis than some of the other BEE transactions that had been done previously in South Africa by mining companies, including Gold Fields’ own 2004 BEE transaction with Mvela.

There were two other key considerations for Gold Fields that ran across the South Deep BEE transaction strategy, whichever empowerment structure was to be chosen. The first consideration was that Gold Fields had observed that, in prior BEE transactions in South Africa, true economic empowerment was not always assured because of the complex arrangements used to finance the interests being acquired by HDSA stakeholders.

Therefore, the Board and senior management of Gold Fields decided to vest the relevant equity interest for free, thereby increasing the likelihood that true economic value and benefit would ultimately accrue to the BEE stakeholders, primarily employees and the communities. Gold Fields believed that the issuance of an equity interest in that manner would then not require the BEE stakeholders to take the risk inherent in then-alternative financing structures.

Based on the gold price assumptions made by Gold Fields at the time, it was estimated that it would take prospective BEE beneficiaries approximately 20 years to repay a conventional third-party or vendor financed loan, assuming receipt of 10% of the estimated cash-flows from South Deep (reflecting the proposed effective equity interest). Gold Fields also made assumptions related to gold price volatility and other associated mining risks, and also recognized that it was a possibility that such a loan would potentially carry the risk of never being repaid, as had been experienced in other South African BEE transactions. As a result, it was suggested by Gold Fields and agreed with the DMR that the South Deep BEE transaction would be structured as a “vendor financed phased-in participation scheme”. Under the proposed phased-in participation scheme, the BEE stakeholders would benefit from full indirect ownership rights in South Deep, but would not participate fully in the estimated cash-flows from South Deep for the first 20 years following the transaction. The phased-in participation scheme sought to simulate conventional vendor financing, but would not require ongoing funding by the BEE stakeholders and would more effectively manage the financial risks associated with conventional vendor financing structures used in the past.

The second consideration was the desire expressed by the Gold Fields’ Board and senior management that the timing of being able to crystallize these economic benefits should reflect, on one hand, the longer-term investment that would be required in the mine before meaningful production and profits flowed from South Deep and, on the other hand, the belief that true economic empowerment would require the delivery through a dividend of some immediate cash benefit to the stakeholders despite South Deep’s long-term investment cycle.

Therefore, in order to address those considerations, Gold Fields determined that:

•

The equity interest to be given freely would be required to be held for a period reflecting the term of the new order mining right related to the South Deep mine and, therefore, would not be transferable by the holders for a period of 30 years (absent the occurrence of certain conditions, such as death of the holder); and

•

The equity interest in the South Deep operations would pay a dividend to the BEE stakeholders that would provide more cash in the earlier years and would taper off in the later years of the then-expected production life of South Deep. Therefore, BEE stakeholders would receive a preferred dividend of R20 million per annum that would taper off as their entitlement to South Deep cash-flows increased to reflect their effective full 10% interest. Gold Fields expected that the preferred dividend would create an immediate cash flow benefit to the BEE stakeholders, as required by relevant legislation.

It was believed by the Board and senior management of Gold Fields that the strategies employed to address these considerations would ensure that economic empowerment would primarily flow to those most greatly impacted by the South Deep mining operations (namely employees and South African communities) and that, despite the long-term investment profile of the South Deep mine, tangible economic benefit would flow to HDSA stakeholders during their lifetimes (and could be used by them to further HDSA investment in the mining industry or otherwise should they desire), while longer term value would be preserved until later in the expected production life of South Deep.

Importantly, as noted above, Gold Fields also believed that all of this should be achieved without the stakeholders bearing the financing risk that appeared to have undermined the delivery of true economic value in other BEE transactions in South Africa.

Structure of the South Deep BEE transaction

In order to move forward with the South Deep BEE transaction and issue the equity interests contemplated, Gold Fields sought approval from its shareholders in an extraordinary general meeting in November 2010. The shareholder circular provided in advance of that meeting described the structure of the South Deep BEE transaction and how each of the objectives articulated by the Board and senior management of Gold Fields would be achieved.

In summary, empowerment of the employees, the Trusts and the residual HDSA stakeholders would occur through direct and indirect interests being held in the entity that indirectly held the entire share capital of South Deep, referred to in the shareholder circular as NEWCO.

The largest portion of the financial and equity interest held in NEWCO was vested as a result of an indirect issuance of approximately 13.5 million Gold Fields shares to the Thusano Share Trust for the benefit of employees participating in an employee share option plan, or ESOP. At the time, the issuance represented an effective interest of 10.75% in South Deep.

In addition to the empowerment of Gold Fields employees through the ESOP, Gold Fields established two trusts, a Community Trust and an Education Trust, in order to provide lasting benefit to an array of South African constituencies. The way in which each of the Trusts was empowered differed. The Community Trust would hold its beneficial equity interest directly in NEWCO, which equated to an effective 1% interest in the South Deep operations. The Education Trust would hold its beneficial interest indirectly through the principal BEE stakeholder vehicle, known as “Invictus”. Through its 60% shareholding in Invictus, the Education Trust held a 5.4% economic interest in South Deep.

Although the largest proportional benefit was to be shared collectively by employees and the communities, the remainder of the economic value was to be shared across a broad-based cohort of individual HDSA beneficiaries.

As stated in the shareholder circular, the DMR requested that Gold Fields have a broad-based empowerment transaction, including HDSAs from provinces outside of Gauteng.

The individual HDSA beneficiaries were to be drawn from a range of backgrounds, including certain women who made a great contribution to the struggle against apartheid, individuals involved in a range of political parties who also contributed to the peaceful transition to democracy, students contributing to the evolving democracy within South Africa and certain other individuals who would be expected to be directly involved in some of the strategic matters related to the South Deep mining operations. Each of these individual HDSA beneficiaries was included within a specific investment vehicle representing their economic interests directly within Invictus and, as a result, indirectly the South Deep mine.

Details related to each of the investment vehicles and their percentage equity ownership of Invictus were set out in the shareholder circular. In total, there were 73 HDSA participants empowered through their direct or indirect effective holdings in Invictus and South Deep, respectively. However, in aggregate, these persons hold a 40% beneficial interest in Invictus and, therefore, a 3.6% economic interest in South Deep. The extent of how broadly-based Gold Fields’ BEE initiative was is evidenced by the fact that no individual HDSA beneficiary holds greater than 0.26% effective interest in South Deep.

Each of the individual HDSA beneficiaries receives current economic value through the distribution of dividends reflecting their respective indirect interests in Invictus and, ultimately, the South Deep mine. As of December 31, 2013, R54 million in aggregate had been distributed in dividends from NEWCO to Invictus (approximately only 40% of which reflects payments made in respect of effective interests held by individual HDSA beneficiaries).

The fair market value of the aggregate effective interest of the HDSA beneficiaries, as estimated for accounting purposes at the time of the original transaction, was R297 million, compared to R626 million held by the ESOP and R528 million by the Education and Community Trusts, collectively.

The Future Legacy of the South Deep Trusts

Gold Fields believes that the on-going legacy of the South Deep BEE transaction should be measured against the original objectives it established at the outset of the effort—namely to ensure that the primary beneficiaries of any economic empowerment would, together, be employees of Gold Fields and South African communities; and secondarily, that in the context of meeting its 2014 HDSA equity ownership target, any empowerment transaction would benefit a broader and more diverse cohort of HDSA beneficiaries than other similar BEE transactions had done previously, while maximizing the likelihood that true economic value and benefit would be delivered during the operational life of the South Deep mine.

The Board and senior management believe that the establishment of the Community and Education Trusts will be a continuing example of delivering broad and meaningful benefit to a diverse range of South Africans.

Since 2011, the South Deep BEE transaction has delivered over R44.5 million of benefit to the Education Trust. During that period, over R25.2 million of that has been donated to a range of Education opportunities for young South Africans.

For example, the Education Trust has supported nearly 20,000 pupils within 23 schools through its support of Archbishop Desmond Tutu’s “Lapdesk Initiative”. The Trust has donated over R2.2 million towards that initiative, which has been recognized within South Africa and globally. In addition, the Education Trust has also shown significant support for South African communities through its support of the “City Year South Africa” initiative, working together with the Clinton Foundation; and through its support of The Legal Resource Center, Africa Tikkun, Kingswood College and Clifton School, each of which were designed to uplift and enable disadvantaged and vulnerable people.

In 2014/2015 the Board expects that significant progress will be made by the Community Trust. The Board and the Trustees of that Trust look forward to communicating the plan of action and disbursements the Trust expects to be making over the coming months. The Board believes that there is fantastic scope for the funds within that Trust to make a tangible and immediate impact on the communities and people surrounding, and affected by, the South Deep mine.

Gold Fields’ vision is to be the leader in sustainable gold mining and the Board and senior management recognize the importance of delivering that across its operations, which, at its core, also means delivering value to its employees, communities and other stakeholders.

With that perspective, Gold Fields remains confident that the South Deep BEE transaction has delivered, and can continue to deliver, lasting value to a broad array of beneficiaries.

Organizational Structure

Gold Fields is a holding company with its significant ownership interests organized as set forth below.

Group Structure Post-Spin-off(1)(4)

Notes:

(1)	As of March 28, 2013, unless otherwise stated, all subsidiaries are, directly or indirectly, wholly-owned by Gold Fields Limited.
(2)	See “Additional Information—Material Contracts—Additional Black Economic Empowerment Transactions”.
(3)	Not all other subsidiaries and investments are wholly-owned.
(4)	Entities represented by dotted lines represent operations and are not incorporated subsidiaries.

Gold Fields is a limited public company incorporated in South Africa, with a registered office located at 150 Helen Road, Sandown, Sandton, 2196, South Africa, telephone number +27-11-562-9700.

Strategy

General

Over the past 18 months, Gold Fields underwent one of the most far-reaching transformations in its 127-year history. This was aimed at turning Gold Fields into a focused, lean and globally diversified gold mining company that generates significant free cash flow and provides investors with leverage to the gold price.

This journey started in July 2012, with CEO Nick Holland’s keynote speech to the Melbourne Mining Club. During this speech, he challenged the gold mining sector to make a new and credible investment case for gold mining equities, and to address investor perceptions that, collectively, gold mining companies were not offering sufficient exposure to the then high gold price.

It had become clear that many investors were voting with their feet – either by shifting their attentions towards the gold exchange traded funds, or ETFs, as their preferred gold investment vehicle, or by abandoning the gold sector entirely. As a result, many gold mining companies, including Gold Fields, suffered from underperforming share prices, while investors eschewed investment in gold equities. This had potentially serious implications in terms of the gold mining sector’s value, liquidity and access to funds to fuel future growth. It was vital to return investors to the fold.

This was the rationale behind Gold Fields’ ambitious efforts to transform Gold Fields by shifting away from the pursuit of ounces of production and refocusing on driving margins and cash flow, as described in Gold Fields’ 2012 20-F. The importance of this transformation and the fact that Gold Fields made an early start in this transformation process became even more apparent during fiscal 2013 with the dramatic decline in the gold price. This gave Gold Fields fresh impetus to drive the transformation process even further than originally envisaged.

Today, many gold investors are waiting on the sidelines for a positive trend to emerge from the gold sector before re-engaging. In the short term, transformation efforts are focused on making sure Gold Fields is able to sustainably generate positive cash flows at lower gold prices. Beyond this, the aim is to give investors the confidence to “get back into gold” as the gold price stabilizes, and to demonstrate that Gold Fields’ shares are one of the best vehicles by which to do so.

The transformation of Gold Fields is focused on five key strategies:

Strategy 1: A new corporate structure

The transformation of Gold Fields has involved a strategic trade-off between production volume and production quality. As a result, Gold Fields has moved from being one of world’s longest-established gold mining “majors” to what is, in effect, a mid-tier operator—albeit with a better focused, more coherent and modern production portfolio. This transformation, as well as the strategic prioritization of cash flow generation, requires Gold Fields to think in a different way. It means running Gold Fields along the lines of a private equity fund, where managers and employees are encouraged to act like dynamic, engaged owners, and are rewarded for doing so. In essence, it is about aligning the interests of the workforce with those of shareholders.

In fiscal 2013, Gold Fields took steps to create the kind of corporate structure that will help it achieve this outcome. At the heart of this sits the devolution of full operational accountability for sustainable cash generation to the regions, supported by the appropriate resourcing of regional management teams. Inevitably, there has been a corresponding rationalization of the corporate office, which is now focused on a relatively narrow set of strategic Group policies and functions.

Furthermore, the decision was made to scale down involvement in activities that are the typical domain of larger, industry-leading companies. Gold Fields no longer aspire to be pioneers of research and development in areas such as technology, but instead to be fast adopters of best practice in these areas. This will help reduce the costs of researching, developing and applying cutting-edge practices, while still being able to leverage their benefits. Gold Fields also encourages all its employees to act as entrepreneurs, which includes identifying opportunities for innovation to continually improve its ability to generate positive cash flows and to create value for all its key stakeholders.

It should be stressed that the focus on safety, health, environmental stewardship, sound stakeholder relationships, in particular with governments and communities, as well as a commitment to the highest corporate governance standards, remains unwavering. Indeed, Gold Fields has embraced the “shared value” approach as the key pillar in its efforts to promote sustainable development in host communities and are rolling out a number of such pilot projects at its mines.

As a result of its corporate re-organization, Gold Fields now enjoys a cost-effective, focused, flexible and fit-for-purpose management structure that is appropriate both to its size and strategic priorities.

Strategy 2: Focus on cash, not ounces

Gold Fields has shifted from the prioritization of ounces in production to a focus on cash generation (reflected in our new goal of generating a global 15% free cash flow margin at a gold price of US$1,300 per ounce).

As a result, cost containment is the main priority, and Gold Fields has applied a range of measures in this respect, including:

•

The cessation of marginal mining at Agnew (with a halt to mining of the low-grade Main and Rajah lodes), St. Ives (with the decommissioning of its Heap Leach facility) and Tarkwa (with the decommissioning of both its North and South Heap Leach facilities);

•

The restructuring and rightsizing of the corporate, regional and operational structures, and the devolution of operational accountability to fit-for-purpose regional management teams. This included a 10% reduction in the global workforce (including contractors);

•

The rationalization and prioritization of capital expenditure (including the deferral of non-essential spending) which helped to reduce capital expenditure in fiscal 2013, without compromising the future integrity of the ore bodies and operations;

•	The cancellation of near-mine growth projects that demonstrated inadequate returns—including the Tarkwa Expansion Project Phase 6, or TEP6, as well as the Cerro Corona Oxides and Sulphides projects;

•	General cost savings driven by ongoing business process re-engineering and a range of associated cost-efficiency measures; and

•	The disbandment of the GIP unit and a commensurate reduction of all GIP-related expenditure.

Through these actions, around US$450 million has been removed from Gold Fields’ cost and capital base over the course of fiscal 2013.

Strategy 3: Pursue opportunistic growth

Transformation also required Gold Fields to take a new approach to growth. Gold Fields’ previous status as a gold mining major, as well as more favorable market conditions, meant it could justify a capital and time-intensive exploration-led growth strategy. As a cash-focused miner subject to a low gold price, this approach is no longer appropriate.

Furthermore, the size and grade of new ore discoveries are declining, they are becoming increasingly difficult to identify and the cost of building new mines is rising. Instead, Gold Fields is taking a more opportunistic approach to growth, with the main criteria being that any new opportunities must:

•	Improve the overall quality of the production portfolio; and

•	Offer the prospect of immediate cash generation.

As a result, the focus is not on greenfields or development projects, and more on the acquisition of in-production growth opportunities. In many ways, the current state of the market means now is the ideal time to pursue acquisitions, as distressed and restructuring operators seek to sell off otherwise attractive assets.

Reflecting this change in approach, Gold Fields disbanded its GIP unit in the third quarter of 2013, significantly scaled back its greenfields exploration activities and divested (or earmarked for divestment) key growth projects that were not aligned with the Group’s business objectives. These included:

•	The Arctic Platinum Project in Finland;

•	Talas in Kyrgyzstan;

•	Woodjam in Canada; and

•	Yanfolila in Mali.

This was in addition to the rationalization of Gold Fields’ early and advanced greenfields exploration portfolio.

As a result of these efforts, the GIP-related growth expenditure was reduced in fiscal 2013. A further reduction is expected during 2014 as these cost savings flow through.

Aside from reducing immediate expenditure, the dismantling of the GIP unit has also helped to strategically restructure the growth pipeline. Instead of being based on a diverse spread of large, long-life greenfields projects in a range of underexplored and higher-risk operating locations, it is now based on a focused set of assets that:

•	Can offer immediate cash generation on a per share and per ounce basis, in line with the Group-level business objectives and cash flow target;

•	Do not require major capital investment;

•	Are located in existing regions and are overseen by the regional management teams;

•	Are based in well-understood, stable operating countries that offer favorable regulatory regimes; and

•	Offer near-mine growth potential and/or synergies with existing operations and/or regional structures.

The acquisition of the Yilgarn South Assets in Western Australia on October 1, 2013 offers a good example of this new strategy in action, as well as the potential benefits it offers.

Strategy 4: Ramp-up at South Deep

The world-class South Deep mine in South Africa remains a strategic asset for Gold Fields, and is projected to deliver long-term, cash-generative production to the Group once it hits full production. With most of the surface and underground infrastructure completed in fiscal 2012 and the new 24/7 operating model introduced in October 2012, fiscal 2013 witnessed further positive progress in terms of safety, de-stress mining and reef tonnes mined, taking this flagship mine ever closer to full production.

Despite this, however, production remains behind plan. As a result, following a six-month life-of-mine review that was completed in February 2014, the full production target for the mine (which was previously

700,000 ounces a year by the end of 2016) has been restated to between 650,000 and 700,000 ounces a year by the end of 2017 at an AIC of US$900 per ounce and an exchange rate of R9.50/US$1.

In this context, Gold Fields is in the process of carrying out a number of immediate actions to address production and costs at the mine, including a major operational review to ensure the full grade gets to the mill, the application of enhanced vehicle maintenance practices, rightsizing of South Deep’s management team and the continued bedding-down of the new operating model. A team of mechanized mining specialists led by Garry Mills, the former general manager of the Agnew mine in Australia joined South Deep in January 2014. Their key tasks are to improve fleet availability and utilization, operator and technician skills, and the ore handling infrastructure.

The lack of experienced workers with mechanized mining skills is undoubtedly one of the largest contributors to the delay in the build-up, and it is fair to say that this challenge has been underestimated in the past. This has been further complicated by the absence of a sufficiently deep pool of mechanized mining skills in South Africa. The presence of the mechanized mining specialist team should help bridge this gap.

As a result of this intervention, the remaining underground bottlenecks are expected to be addressed in the near term and the mine to live up to its true potential as a major Group cash generator.

Strategy 5: De-risking the portfolio

In fiscal 2012, prior to the Spin-off, South Africa accounted for 48% of all of Gold Fields’ managed production. This reflected Gold Fields’ South African heritage and the scale of production at the mature, deep underground, conventionally mined KDC operation in particular. In fiscal 2013, this figure dropped to 15%, with Ghana taking the lead as the largest source of production at 37%. In fiscal 2013, Australia accounted for 33%, with Peru contributing 15%.

As a result, the general risk profile and geographical spread of Gold Fields has improved significantly. While the Spin-off has removed some of the most acute risks from the risk register, efforts are now focused on addressing those risks that remain in each of the regions.

Evolving regional risk profiles

Many of the risks facing the Americas Region are focused on our local stakeholder relations. While Cerro Corona has avoided many of the community-driven challenges that have beset other operators in the Cajamarca region, Gold Fields cannot take this performance for granted. As a result, Gold Fields is proactively addressing current and future water impacts, constructively engaging local communities to address their perceptions of Gold Fields’ impacts and working with government and others to minimize the risk of social conflict ahead of the country’s forthcoming elections.

In Australasia, the risk profile remains relatively constant. The integration of the Yilgarn South Assets has been positive, and the main regional focus remains the optimization of the mineral reserve life of all of Gold Fields’ operations, as well as the achievement of their operational plans.

Gold Fields’ links to South Africa remain strong despite its global repositioning. It is not only where Gold Fields was founded 127 years ago, but it is also home to its most important growth asset, South Deep. Indeed, the fact that this advanced, mechanized underground mine continues to account for 73% of the Group’s managed mineral reserves means that this is likely to remain an important and profitable relationship for decades to come. In terms of risk, many of Gold Fields’ most pressing issues, including safety, health and labor relations, were spun off along with the Beatrix and KDC mines. Nonetheless, Gold Fields is now focused on ensuring South Deep achieves its planned production build-up by the end of 2017 (while controlling its costs), fulfils its Mining Charter requirements by the end of 2014 and maintains positive relations with its workforce and local communities.

In the West Africa region, cash flow generation remains (due to the gold price, higher fiscal imposts and input cost inflation) the key risk, with both Damang and Tarkwa refocusing their activities on lower-volume, higher-margin mining only. The situation has been most acute at Damang due to the effective end of life of the original Damang Pit. However, a comprehensive recovery plan has resulted in a turnaround. This plan has ensured Damang’s commercial sustainability (albeit at significantly lower volumes)—something that was until very recently in doubt. It is now essential that the significant operational and strategic changes undertaken at both mines do not undermine the operations’ social license to operate, and that they secure greater assurance from the government with respect to its evolving fiscal arrangements.

Group objectives

Gold Fields’ priority is to generate a Group free cash flow margin of around 15%, after all operational expenses (including taxes), at a long-term planning gold price of US$1,300 per ounce.

Gold Fields believes that over the next five to 10 years, the gold mining industry will be considerably smaller as a result of price pressure, the “cleaning out” of marginal operations and market consolidation. This is likely to create a more balanced market that achieves greater equilibrium between gold supply and demand.

Along with greater transparency around the economic value generated by the sector, a more balanced market is also likely to result in a greater alignment of interest between stakeholders. This includes gold mining companies, their shareholders and other capital providers, host governments, local communities and employees, all of whom will be incentivized to participate in the benefits generated by economically, environmentally and socially sustainable gold mining.

Delivery against guidance

In fiscal 2013, Gold Fields outperformed its operational guidance against all measures. This included attributable Group gold production (including the Yilgarn South Assets) of 2.0 million ounces. This compared to the upper end of our fiscal 2013 guidance (provided in February 2013) of 1.9 million equivalent ounces and fiscal 2012 production of 2.0 million ounces.

Group production in 2013 was at a similar level to 2012, but revenue declined by 18% to US$2.91 billion (2012: US$3.53 billion) as a result of the 16% drop in the gold price received to US$1,386/oz during 2013.

Gold Fields reported net losses attributable to shareholders from continuing operations of US$268 million in 2013 compared with net earnings of US$292 million in 2012, in part impacted by the lower gold price and US$215 million in asset impairments and write-offs during the year. In line with its dividend policy of paying out between 25% to 35% of net earnings, Gold Fields paid a final dividend of R0.22 a share. Because Gold Fields passed the interim dividend due to a lack of earnings, this was the total dividend for the year.

Further information on the Group’s strategy is available in the section 2.2 (CEO Report) of the Group’s 2013 Integrated Annual Review, available at www.goldfields.co.za. The contents of this Integrated Annual Review do not constitute part of this annual report.

2013 key strategic performance factors

There are three key factors that framed the Group’s performance in fiscal 2013:

A restructured portfolio of mines

During fiscal 2013, the composition and geographic distribution of Gold Fields’ portfolio of assets went through a fundamental transformation. The most significant changes were the February 2013 Spin-off of the legacy South African assets (Kloof and Driefontein, or KDC, and Beatrix) into Sibanye Gold and the October 1, 2013 acquisition of the Yilgarn South Assets (Granny Smith, Lawlers and Darlot) in Western Australia from Barrick Gold.

The Spin-off separated Gold Fields’ portfolio of assets into two separate and independent companies, reflecting the diverse nature of the ore bodies, the relative maturity and profile of the assets as well as the different mining methods, technologies, management and operational skills required to sustainably extract these ore bodies. It allowed Gold Fields to apply a more focused management approach to its remaining portfolio of modern, mechanized and less labor-intensive operations.

It was also the right thing to do for Sibanye Gold. The Spin-off has allowed for the retention of Sibanye Gold’s mines’ cash flows, as well as the application of a highly focused management approach appropriate to the very specific demands of deep underground, conventional mining. It has also allowed the mines to start to recapitalize themselves, as they no longer need to act as a source of cash flow to help drive Gold Fields’ international growth. Indeed, the subsequent success of Sibanye Gold bears testament to the probity of this decision, and to the quality of the management team appointed by Gold Fields prior to the Spin-off.

Following the acquisition of the Yilgarn South Assets, for a total consideration of US$262 million in cash and shares, Gold Fields immediately began the work of integrating them into its existing production portfolio in Western Australia, with the process largely completed at the end of 2013.

During the fourth quarter of fiscal 2013, the Yilgarn South Assets (including Agnew and Lawlers on a consolidated basis) produced 114,000 ounces of gold. As mentioned above, this is exactly the kind of growth opportunity that is expected to assist with the longer-term transformation of Gold Fields.

Strategic focus on cash generation

The application of the Group’s new cash flow criteria is not a temporary shift driven by difficult market conditions. If current and future mines cannot meet the Group’s new cash flow criteria at current gold prices, they will never add real value. Although the cyclical nature of the gold price means an upswing is likely, experience shows costs are likely to increase at the same time, whether driven by host government fiscal demands, local communities, higher wages, input cost inflation or otherwise. Marginal ore bodies will remain marginal at any price. Similarly, growth projects that offer marginal returns now will continue to do so in the future, even at higher gold prices.

The Group’s new focus prompted a comprehensive portfolio review in the second half of fiscal 2012 and into early fiscal 2013. This resulted in, among other things, a reduction in unprofitable production at a number of mines (including St. Ives and Tarkwa), as well as the planned or actual disposal of a number of growth projects (Talas in Kyrgyzstan (already sold in January 2014), Yanfolila in Mali, Arctic Platinum Project in Finland and Woodjam in Canada) at the right price.

Decline in the gold price

The third factor was the significant decline in the price of gold between the second half of fiscal 2012 (when it was around US$1,700 per ounce) and the first half of fiscal 2013 (when it fell to approximately US$1,200 per ounce). Though it has since stabilized at levels closer to US$1,300 per ounce, the decline gave greater urgency to the Group’s strategic restructuring, helping to accelerate a range of difficult, but necessary, measures to ensure the sustainability of the business during the current price cycle.

The fall in the gold price appears to have primarily been driven by a recovery in investor confidence with respect to the U.S. economy, the winding down of quantitative easing by the Federal Reserve, a perceived easing of the Eurozone crisis and fears that central banks in some of the more indebted EU member states would sell off their holdings. It is too early to tell whether the price will continue to fall.

Restructuring of the cost base

In many ways, the key achievement for fiscal 2013 has been the Group’s success in driving down its overall cost base. In this context, four of the Group’s core mines—Agnew, Cerro Corona, St. Ives and Tarkwa—performed well in terms of both production and cost expectations, though a range of marginal mining activities at these operations were shelved. Damang and South Deep proved more challenging, requiring a range of decisive actions. The following is a brief synopsis of the key interventions:

Damang

Operations at Damang, which produced 153,000 ounces during 2013, were affected in the first quarter of fiscal 2013 by instability at the eastern side wall of the main Damang Pit. This led to the premature closure of the pit, six months earlier than planned, and before the reef horizons in the new Juno and Huni pit extensions to the south and north had been fully exposed for mining. These challenges were exacerbated by lower than planned plant availability.

In the second half of fiscal 2013, a highly effective recovery plan was implemented, based on a series of strategic interventions to optimize costs, grade, strip ratios, plant recovery and throughput. This helped the mine achieve a 39% increase in production to 45,000 ounces.

This has given us sufficient confidence that Damang, which has mineral reserves of 1.1 million ounces at US$1,300 per ounce, can continue to deliver sufficient value to the Group to warrant it staying in production for at least a further five years.

South Deep

As noted above, despite all major metrics being on a positive trend, destress development at South Deep was approximately 20% behind plan, requiring a restatement of South Deep’s original production target. This was mainly due to underground ore handling constraints, sub-optimal fleet availability and insufficient mechanized mining skills.

We have implemented a range of immediate measures to boost performance. This included a comprehensive review of the production build-up plan, which we concluded in February 2014. Under the plan, we aim to:

•	Optimize grade management through the application of more accurate blasting patterns, as well as enhanced post-blast cleaning;

•	Improve machine availability by addressing workshop constraints, enhancing fleet management and improving operator training;

•	Enhance the scheduling of planned infrastructure development, including required ore passes, silos and underground crushers, as well as a new mega-workshop, which should be completed in early 2015;

•	Further improve de-stress performance; and

•	Reinvigorate employee relations and motivation.

In addition, we have continued efforts to drive down costs at South Deep, including the rightsizing of our management team, the replacement of contractors with employees and the optimization of our support services costs. These efforts will continue and, provided we maintain the momentum of build-up and Rand gold prices do not collapse from current levels, South Deep could become cash-neutral for the first time later in fiscal 2014 or early in fiscal 2015. This would be a major milestone in its development.

Gold Fields expects that the measures that have been put in place will help it achieve its new target of between 650,000 and 700,000 ounces a year by the end of 2017 at an AIC of US$900 per ounce.

Tarkwa

As part of our Group-level transformation, we took the decision in fiscal 2013 to close the North and South Heap Leach facilities at Tarkwa in Ghana and process exclusively through the mine’s high-recovery carbon-in-leach, or CIL, plant. We took this decision because, as we mined deeper, the prevalence of harder ore was affecting recoveries at the heap leach operations. While we will now produce lower volumes of gold than previously, we will do so for longer and at significantly higher rates of recovery. This should improve our margins. The cost benefits of the decommissioning of the North Heap Leach (where stacking of ore ceased in December 2013) should become apparent in fiscal 2014.

In the medium to long term, we expect production to stabilize at around 500,000 ounces per year for the remainder of the life of mine. Again, this offers a concrete demonstration of our determination to prioritize cash flow over production volumes.

Safety

The Spin-off has resulted in a predicted change in our overall safety metrics, with fatalities declining from 16 in fiscal 2012 to two in fiscal 2013, while the LTIFR declined by 45% from 5.16 to 2.86 per million man hours worked in fiscal 2012 and 2013 respectively.

Gold Fields regrets to report two fatal accidents during the course of fiscal 2013:

•

The first fatal accident took place at South Deep on April 3, 2013, as a result of a fall-of-ground. This resulted in the death of Dionisio Ndlozi, a contractor with Umusa. This was the first fatality for South Deep after recording almost four million fatality-free shifts over 27 months.

•

The second fatal accident took place at Cerro Corona on November 19, 2013, as a result of a vehicle maintenance accident. This resulted in the death of Wildo Rafael Campos, aged 30, an employee of contractor Unimac S.A. This was the mine’s first fatality since commercial operations started in 2008.

Following these incidents, Gold Fields has implemented a range of measures to minimize the risk of such accidents happening again.

Employees

The transformation of Gold Fields clearly has knock-on effects for our workforce. The most obvious has been the implementation of retrenchments at our corporate office, within our GIP unit, in our South Africa region and in our West Africa region. The decision to make these retrenchments was a difficult one. However, it has played a key role in helping us reduce our cost base to a more sustainable level, navigate the lower gold price and enhance our cash-generation potential.

The reduction in the number of staff has not impeded our ability to realize our operational targets or achieve the Group’s high standards of health and safety, environmental care and stakeholder relations.

The second impact of the transformation has been our transition from a global mining major to a mid-tier gold producer. This means we have had to learn new ways of working, including “doing more with less” and accepting higher levels of responsibility as we devolve operational accountability into our regions.

Despite these changes, we are committed to remaining a high-quality employer that can continue to attract top talent at every level. This means ensuring our employees are offered excellent working conditions and development opportunities, a safe working environment, appropriate awards for their achievements and assurance that they are working for the most sustainable gold mining company in the world. Our people continue to be the most important driver of value in our business.

Strategic external issues

During fiscal 2013, a number of key external issues, the most important being the decline in the gold price, impacted our ability to create value for stakeholders, requiring us to respond with new strategies or to strengthen existing policies and initiatives.

Gold price

In fiscal 2013, the gold price declined by more than 29%, placing significant pressure on the gold mining sector. Gold Fields believes that the decline is primarily the result of the recovery of confidence in the US economy and the winding-down of quantitative easing by the Federal Reserve. Moreover, this sharp shift in price also appears to have been significantly amplified by increased trading in gold derivatives and futures, helping de-link the price of gold from its underlying fundamentals.

In early 2014, a filing with a U.S. federal court accused the five banks involved in setting the London benchmark gold price fix of price manipulation. Regulators in the UK and Germany are also looking more closely at how banks set the gold fix. The gold price fixing system is an important basis for a sizeable proportion of gold-related transactions and any questions around the integrity of the system should be investigated urgently.

In the longer term, we believe that the rationalization of the global supply of gold, an almost certain consequence of lower prices over time, as well as continued, solid, long-term growth in demand for physical gold from China, India and other growing economies, will help restore equilibrium to the market.

As a result, our planned gold price of US$1,300 per ounce is not just intended to help us survive the current gold price, but to position us so that we can offer investors superior cash returns once gold’s underlying supply and demand fundamentals re-assert themselves and push the gold price to higher levels.

Value distribution and resource nationalism

The benefits of a strong mining industry go well beyond the bottom-line and lucrative returns for capital providers and shareholders only. They extend to significant levels of value distribution to a much wider range of stakeholders, including employees, host governments and host communities. In a seminal piece of work released in 2013 entitled Responsible Gold Mining and Value Distribution, the WGC showed that in 2012 the total expenditure by the world’s 15 leading gold producers, including Gold Fields, totaled US$55.6 billion. Of this, US$8.5 billion went to governments in the form of taxes and royalties, US$35.2 billion went to business in the form of procurement of goods and services, and US$8.3 billion was spent on wages and salaries. Only US$3.4 billion (or 6%) went to the providers of capital in the form of dividends and interest payments.

Nonetheless, Gold Fields believes that the industry’s value creation and distribution could be significantly enhanced if governments, communities and trade unions worked with us to pursue the kind of resource nationalism that grew the mining economy. Instead, governments have imposed fiscal and regulatory burdens on ever-shrinking mining earnings.

As part of this dialogue, the mining industry needs to embrace greater transparency about the real costs of mining, while at the same time better conveying the wider socio-economic benefits it already achieves. The introduction by the WGC of the new all-in sustaining cost, or AISC, and AIC reporting metrics is aimed at showing the true cost of mining, and correcting the misconception that the sector is making excessive profits. From fiscal 2014, Gold Fields will report its costs using these metrics.

With transparent reporting underpinning the debate, Gold Fields believes that industry partners can develop a framework in which the mining economy can grow, and thereby deliver better returns to host countries. Such a framework would need to be built upon the following key principles:

•	Collaboration between government and mining companies, which are better able to develop and extract ore bodies, and who can be positive social partners;

•	The establishment of competitive tax and royalty systems that provide investors with acceptable risk- weighted returns, and through which governments can participate in the upside;

•	Mutual recognition of the full costs and benefits of mining (e.g. social, environmental and economic) when evaluating the viability of projects over the life of mine; and

•	The maintenance of a stable legislative and regulatory environment to reduce risk and uncertainty.

Shared value and communities

Experience has shown that no matter how significant the economic contributions that mining companies make at a national level, this does not always translate into local economic development, or a strong social license to operate. Therefore, we need to act with respect for our host communities, and deliver valued, ongoing and visible contributions to local development. This does not just mean distributing social investment funds, but creating community-level value in the widest sense of the word.

This approach covers a wide range of strategies, including employing community members, creating external jobs through community-based procurement and enterprise development, promoting community members’ skills, investing in education and health, and supporting infrastructure development. Collectively, this can enhance community development in a way that is much more impactful than narrow social investment. In essence, it is not about how much Gold Fields spends but about the outcomes it achieves.

This is a particularly important message to consider in the context of Gold Fields’ transformation to a mid-tier gold producer, the lower gold price and the need for us to focus on cash generation. This requires Gold Fields to find more creative ways of supporting our social license to operate, despite financial and operational constraint. Gold Fields believes that the best way forward is to build upon its existing value distribution practices by pursuing programs focused on the generation of shared value. This means pursuing mine-level business strategies that not only enhance the value of Gold Fields’ own business, but also generate positive social impacts. For example, by integrating members of Gold Fields’ host communities into our workforce, and by sourcing from community-based companies, Gold Fields can provide much-needed direct and indirect local employment. Furthermore, Gold Fields can reduce the risk of future stoppages or operational interruption as a result of social unrest, while (in time) also achieving some measure of cost reduction due to the proximity of its suppliers.

Gold Fields is undertaking three shared value pilot projects across the Group, which will help define how it applies this concept in future. These include, for example, multilateral water management projects in Cerro Corona, the promotion of math and science teaching among South Deep’s host communities and increased sourcing from host community suppliers at both Cerro Corona and South Deep.

It is these kinds of approaches that will help Gold Fields maximize its positive social impacts whilst also optimizing its own business, and which will bind the interests of host communities to those of Gold Fields. Resource nationalism is not a zero-sum game. It is, instead, about making the whole of the ‘pie’ larger, whether at a national or community level.

Reserves of Gold Fields as of December 31, 2013

Methodology

While there are some differences between the definition of the South African Code for Reporting of Exploration Results, Mineral Resources and Mineral Reserves, or SAMREC Code, and that of the Securities and Exchange Commission’s, or SEC’s, Industry Guide 7, only the reserves at each of Gold Fields’ operations, growth and advanced exploration projects as of December 31, 2013 which qualify as reserves for purposes of the SEC’s Industry Guide 7 are presented in the table below. See “—Glossary of Mining Terms”. In accordance with the requirements imposed by the JSE, Gold Fields reports its reserves using the terms and definitions of the SAMREC Code (2007 edition, amended July 2009). Mineral or ore reserves, as defined under the SAMREC Code, are divided into categories of proved and probable reserves and are expressed in terms of tonnes to be processed at mill feed head grades, allowing for estimated mining dilution, ore loss, mining recovery and other factors.

All Gold Fields operations report reserves using cut-off grades or net smelter return, or NSR, in the case of multi-metal deposits. Cut-off grade is the grade that distinguishes the economic material within an ore body that is to be extracted and treated from the remaining material. Cut-off grade is typically calculated using an appropriate metal price and the development, stoping, processing, general and administration and sustaining capital costs to derive a total cost per tonne. NSR is the net revenue (total revenue less production costs) that the owner of a mining property receives from the sale of the mine’s metal products less transportation and refining costs. Modifying factors used to calculate the cut-off grades include adjustments to mill delivered amounts due to dilution incurred in the course of mining, expected return on investment, and sustaining capital. Modifying factors applied in estimating reserves are primarily historical, but commonly incorporate adjustments for planned operational improvements such as those described below under “—Description of Mining Business—Productivity Initiatives”. Tonnage and grade may include some mineralization below the selected cut-off grade to ensure that the reserve comprises blocks of adequate size and continuity to facilitate mining. Reserves also take into account cost levels at each operation and are supported by “life of mine” plans.

The estimation of reserves at the South African underground operation during fiscal 2013 was based on surface drilling, underground drilling, surface three-dimensional reflection seismics, ore body facies modeling, structural modeling, underground mapping, channel sampling and geostatistical estimation. The reefs, which are sedimentary in nature and reflect extensive intra-basinal fluvial deposits, are initially explored by drilling from the surface on an approximately 500 meter to 2,000 meter grid. Once underground access is available, drilling is undertaken on an approximately 30 meter to 90 meter grid.

The following sets out the reserve estimation methodologies for the different categories of reserves at South Deep.

South Deep

Reserve Classification	Sample Spacing Range Min/Max	Maximum Distance Data is Projected
	(meters)
Proved	0 to 60	220
Probable	60 to 650	650

Note:

(1)	Current Probable Reserve combines previous years’ above (AI) and below infrastructure (BI) Probable Reserves. The concept of AI & BI Probable Reserve has been modified as declines can now be used to mine deeper portions of the ore body as per current practice on some Gold Fields mines. Additional surface drilling has also been done during the year. Previously, the sample spacing range used for AI was 100 – 180 meters, while the sample spacing range for BI was > 180 meters. Taking cognisance of all the data (including the new drilling), the sample spacing range has now been updated as 60 to 650 meters. At the same time, the maximum range that data is projected, has been reduced from 1,200 to 650 meters.

For proved reserves, the ore body must be fully destressed, with planned grade control diamond drilling planned at an approximate 50 meter by 50 meter grid spacing, depending on the accessibility for the drillings. The destress mining extracts 2.2 meter high cuts that are generally mined horizontally at 17 meter high vertical intervals, and it reduces the in situ stress from approximately 80 MPa to 30 to 40 MPa to facilitate bulk mechanized mining. Estimation is constrained within both geologically homogenous structural and facies zones, and is generally derived from either ordinary or simple kriged small-scale grids.

For probable reserves, the estimates access a significant number of samples on spacing greater than the spacing for development and stoping bordering these areas. In addition, borehole spacings ranging from tens to hundreds of meters are used in conjunction with 3D seismic survey results that confirm certain structural elevations and stratigraphic surfaces. Reserves classified as probable are generally adjacent to those classified as proved. Estimation is constrained within homogenous structural and facies zones, and is derived using a localized direct conditioning technique (used to derive recoverable block estimates) based on simple kriging.

The primary assumptions of continuity of the geologically homogenous zones are driven by the geological model, which is updated when new information arises. Any changes to the model are subject to peer and internal technical corporate review and external independent consultant review when deemed necessary. Historically, mining at South African deep-level gold mines has shown significant geological continuity, so that new mines were started based on limited surface borehole information. Customarily, geological models are primarily based on the definition of different sedimentary facies within each conglomerate horizon. These facies are extrapolated along palaeocurrent and grade trends into new, undeveloped areas taking into account inherent proximal to distal depositional relationships and any surface borehole data in those areas. Normally these facies are continuous, supported by extensive historical sample databases, and can be incorporated in the macro kriging of large blocks.

Ghana

For the Tarkwa open pit operation, estimation of reserves is based on a combination of an initial 100- or 200-meter grid of diamond drilling and in certain areas a 12.5 meter to 25 meter grid of reverse circulation drilling. For the Damang open pit operation, estimation of reserves is based on a 20 meter to 80 meter grid of combined reverse circulation and diamond drilling and, in certain areas, reverse circulation drilling on an eight- meter by five-meter drill grid. Advance grade control drilling is employed in certain areas to provide detailed estimation to greater depths than normal grade control drilling where information is required to confirm structural and grade trends.

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

Generally exploration programs will consist of a mix of reverse circulation and diamond drilling in order to provide the necessary geological resolution, as well as bulk analytical data for evaluation purposes. Infill drilling programs are usually conducted using both diamond drilling and reverse circulation, depending on the resolution required. Grade control drilling programs use reverse circulation.

Australia

At the Australian operations, the estimation of reserves for both underground and open pit operations is based on exploration and sampling information gathered through appropriate techniques, primarily from boreholes and mine development. The locations of sample points are spaced close enough to deduce or confirm geological and grade continuity. Generally, drilling is undertaken on grids, which range between 10 meters by 10 meters up to 40 meters by 40 meters, although this may vary depending on the continuity of the ore body. Due to the variety and diversity of mineralization at the Australian operations, sample spacing may also vary depending on each particular ore type.

Peru

For the Cerro Corona operation, estimation is based on diamond drill and reverse circulation holes. The spacing of holes at Cerro Corona is generally around 50 meters, with some areas approximating a 25 meter grid. The grade control holes are drilled on an average 5.5 meter by 4.8 meter grid.

Reserve Statement

As of December 31, 2013, Gold Fields had aggregate attributable proved and probable reserves of approximately 48.6 million ounces gold and 708 million pounds copper as set forth in the following tables:

	Gold ore reserve statement as of December 31, 2013(1)
	Proved reserves			Probable reserves			Total reserves			Attributable gold production in fiscal 2013(2)
	Tonnes	Head Grade	Gold	Tonnes	Head Grade	Gold	Tonnes	Head Grade	Gold
	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)	(M oz)
Underground (“UG”)
South Africa
South Deep (total)(3)	14.42	5.8	2.689	191.71	5.3	32.424	206.13	5.3	35.113	0.302
Australia
St. Ives	1.19	4.7	0.181	4.29	4.4	0.612	5.47	4.5	0.793	0.298
Agnew/Lawlers	0.33	6.8	0.072	3.82	7.2	0.878	4.14	7.1	0.949	0.206
Granny Smith	0.26	5.5	0.045	3.81	6.4	0.783	4.07	6.3	0.828	0.062
Darlot	0.26	5.6	0.047	0.68	4.9	0.107	0.94	5.1	0.154	0.020
Total Underground	16.46	5.7	3.034	204.30	5.3	34.803	220.76	5.3	37.837	0.887
Surface (Production Stockpiles)
Ghana
Tarkwa	3.81	0.7	0.086	53.97	0.4	0.694	57.78	0.4	0.780	—
Damang	—	—	—	3.06	0.8	0.077	3.06	0.8	0.077	—
Australia
St. Ives	5.33	0.9	0.160	—	—	—	5.33	0.9	0.160	—
Agnew/Lawlers	0.06	1.8	0.004	—	—	—	0.06	1.8	0.004	—
Granny Smith	0.05	6.5	0.010	—	—	—	0.05	6.5	0.010	—
Darlot	0.01	2.8	0.001	—	—	—	0.01	2.8	0.001	—
Peru
Cerro Corona	3.84	0.8	0.102	—	—	—	3.84	0.8	0.102	—
Surface (Open Pit)
Ghana(4)
Tarkwa	74.43	1.3	3.119	64.71	1.3	2.647	139.14	1.3	5.766	0.570
Damang	0.96	1.6	0.050	16.54	1.6	0.839	17.50	1.6	0.889	0.138
Australia(4)
St. Ives	0.01	2.4	0.001	9.93	3.3	1.069	9.93	3.3	1.070	0.105
Agnew/ Lawlers	—	—	—	—	—	—	—	—	—	0.010
Peru
Cerro Corona	55.02	1.0	1.714	7.94	0.8	0.199	62.96	0.9	1.914	0.157
Total Surface	143.51	1.1	5.246	156.15	1.1	5.525	299.66	1.1	10.771	0.980

Grand Total	159.97	1.6	8.280	360.45	3.5	40.328	520.42	2.9	48.608	1.867

Totals by Mine
South Deep	14.42	5.8	2.689	191.71	5.3	32.424	206.13	5.3	35.113	0.302
Tarkwa	78.24	1.3	3.205	118.68	0.9	3.341	196.92	1.0	6.546	0.570
Damang	0.96	1.6	0.050	19.60	1.5	0.916	20.56	1.5	0.966	0.138
St. Ives	6.52	1.6	0.341	14.21	3.7	1.681	20.74	3.0	2.022	0.403
Granny Smith	0.31	5.7	0.056	3.81	6.4	0.783	4.12	6.3	0.838	0.062
Darlot	0.27	5.5	0.048	0.68	4.9	0.107	0.95	5.1	0.155	0.020
Agnew/Lawlers	0.39	6.0	0.075	3.82	7.2	0.878	4.20	7.0	0.953	0.216
Cerro Corona	58.86	1.0	1.816	7.94	0.8	0.199	66.80	0.9	2.016	0.157

Grand Total	159.97	1.6	8.280	360.45	3.5	40.328	520.42	2.9	48.608	1.867

Notes:

(1)	(a)

Quoted as mill delivered metric tonnes and Run of Mine, or RoM, grades, inclusive of all mining dilutions and gold losses except mill recovery. Metallurgical recovery factors have not been applied to the reserve figures. The approximate metallurgical factors are as follows: (i) South Deep 97.3%; (ii) Tarkwa 97%; (iii) Damang 89% to 93.5%; (iv) St. Ives 86% to 94%; (v) Agnew/Lawlers 94.5% to 96%; (vi) Granny Smith 88.9%; (vii) Darlot 95.5%; and (viii) Cerro Corona 51% to 68% for gold and 69% to 87% for copper. The metallurgical recovery is the ratio, expressed as a percentage, of the mass of the specific mineral product actually recovered from ore treated at the plant to its total specific mineral content before treatment. The South African operations have a fairly consistent metallurgical recovery, while the recoveries on the International operations vary according to the mix of the source material and method of treatment.
(b)	For South Deep, a gold price of Rand 400,000 per kilogram ($1,300 per ounce at an exchange rate of Rand 9.50 per $1.00) was applied in valuing the ore reserve. For the Ghana operations, ore reserve figures are based on an optimized pit at a gold price of $1,300 per ounce. For the Australian operations, ore reserve figures are based on a gold price of A$1,370 per ounce (at an exchange rate of A$1.05 per $1.00). Open pit ore reserves at the Australian operations are similarly based on optimized pits and the underground operations on appropriate mine design and extraction schedules. The gold price used for reserves is lower than the three-year trailing average, calculated on a monthly basis, of the London afternoon fixing price of gold and is more aligned with the current spot price. These prices are approximately 5% higher in South African Rand terms, 13% lower in U.S. dollar terms and 9% lower in Australian dollar terms, than the prices used for the December 31, 2012 declaration and reflect the impact of lower gold price trends and the dollar exchange rates in different mining jurisdictions. For the Cerro Corona gold reserves, the optimized pit is based on a gold price of $1,300 per ounce and a copper price of $3.00 per pound, which, due to the nature of the deposit and the importance of net smelter returns, need to be considered together.
(c)	Dilution relates to planned and unplanned waste and/or low-grade material being mined and delivered to the mill. Ranges are given for those operations that have multiple ore body styles and mining methodologies. The mine dilution factors are as follows: (i) South Deep 7.3%; (ii) Tarkwa 30cm hangingwall and 20cm footwall; (iii) Damang 6% to 25%; (Includes both planned and unplanned); (iv) St. Ives 20% (open pits) and 25% to 40% (underground); (v) Agnew/Lawlers 10% to 13%; (vi) Granny Smith 2% to 10%; (vii) Darlot 10%; and (viii) Cerro Corona 0%.
(d)	The mining recovery factor relates to the proportion or percentage of ore mined from the defined ore body at the gold price used for the declaration of reserves. This percentage will vary from mining area to mining area and reflects planned and scheduled reserves against total potentially available reserves (at the gold price used for the declaration of reserves), with all modifying factors, mining constraints and pillar discounts applied. The mining recovery factors are as follows: (i) Tarkwa 100%; (ii) Damang 90%; (iii) St. Ives 80% to 95% (open pits) and 85% to 95% (underground); (iv) Agnew/Lawlers 95%; (v) Granny Smith 85% to 90%; (vi) Darlot 95%; (vii) South Deep 96%; (viii) Cerro Corona 100%.
(e)	The cut-off grade may vary per shaft, open pit or underground mine, depending on the respective costs, depletion schedule, ore type and dilution. The following are the average or range of values applied in the planning process: (i) South Deep 3.8 to 4.2 g/t; (ii) Tarkwa 0.52 g/t for mill feed; (iii) Damang 0.87 g/t for fresh ore and 0.59 g/t for oxide ore; (iv) St. Ives 0.9 g/t for mill feed—open pit, and 2.6 g/t to 3.0 g/t for mill feed—underground; (v) Agnew/Lawlers 4.2 to 5.0 g/t for mill feed—underground; (vi) Granny Smith 3.6 to 4.1 g/t; (vii) Darlot 3.8 g/t; and (viii) Cerro Corona $21.40/t net smelter return (combined copper and gold).
(f)	Totals may not sum due to rounding. Where this occurs it is not deemed significant.
(g)	A Mine Call Factor based primarily on historic performance but also on realistic planned improvements where appropriate is applied to the reserves. The following Mine Call Factors have been applied: Damang 92%, St.Ives and South Deep 98%, with Agnew/Lawlers, Granny Smith, Darlot, Tarkwa and Cerro Corona at 100%.
(2)	Actual gold produced after metallurgical recovery.
(3)	In line with other international operations, all South Deep reserves are classed as above infrastructure, as the reserves will be accessed by means of ongoing declines from current infrastructure.
(4)	Includes some gold produced from stockpile material, which cannot be separately measured.

The following table sets forth the proved and probable copper reserves of the Cerro Corona mine as of December 31, 2013 that are attributable to Gold Fields.

Copper ore reserve statement as of December 31, 2013(1)(2)
	Proved reserves			Probable reserves			Total reserves			Attributable copper production in fiscal 2013
	Tonnes	Grade Cu	Cu	Tonnes	Grade Cu	Cu	Tonnes	Grade Cu	Cu
	(million)	(%)	(million lbs)	(million)	(%)	(million lbs)	(million)	(%)	(million lbs)	(million lbs)
Surface (Open Pit & Stockpiles)
Peru
Cerro Corona	58.9	0.5	628	7.9	0.5	80	66.8	0.48	708	66

Notes:

(1)	Metallurgical recovery factors have not been applied to the reserve figures. The approximate metallurgical factor for copper at Cerro Corona is in the range of 61% to 88%, depending on the material type mined and processed.
(2)	For the copper reserves, the optimized pit is based on a gold price of $1,300 per ounce and a copper price of $3.5 per pound, which, due to the nature of the deposit, need to be considered together.

Gold and copper price sensitivity

The amount of gold mineralization that Gold Fields can economically extract, and therefore can classify as reserves, is sensitive to fluctuations in the price of gold. The following table indicates Gold Fields’ attributable reserves at different gold prices that are 10% above and below the $1,300 per ounce gold price used to estimate Gold Fields’ attributable reserves, however the reserve sensitivities are not based on detailed depletion schedules and should be considered on a relative and indicative basis only.

	$1,170oz	$1,300/oz	$1,430/oz
	(Moz)
South Deep	33.1	35.1	37.1
Tarkwa	5.7	6.5	7.3
Damang	0.5	1.0	1.4
St. Ives	1.7	2.0	2.2
Agnew/Lawlers	0.9	1.0	1.0
Granny Smith	0.8	0.8	0.9
Cerro Corona(1)	2.0	2.0	2.0

Note:

(1)	Under the current tailings dam design at Cerro Corona, reserves would not respond to an upward movement of the gold price because of current capacity constraints at the tailings storage facility for the Cerro Corona mine. A decrease of 10% in gold price is insufficient to affect the level of gold reserves.
(2)	Darlot is excluded from the sensitivities as a result of the current short life of mine, which is just over one year, and limited mining flexibility.

The London afternoon fixing price for gold on April 22, 2014 was U.S.$1,287 per ounce. Gold Fields’ attributable gold reserves decreased from 54.9 million ounces at December 31, 2012 (excluding Spin-off operations) to 48.6 million ounces at December 31, 2013, primarily due to mining depletion and decrease in the price of gold.

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

The London Metal Exchange, or LME, cash settlement price for copper on April 22, 2014 was U.S.$6,629 per tonne.

Gold Fields’ methodology for determining its reserves is subject to change and is based upon estimates and assumptions made by management regarding a number of factors as noted above under “—Methodology”. Accordingly, the sensitivity analysis of Gold Fields’ reserves provided above should not be relied upon as indicative of what the estimate of Gold Fields’ reserves would actually be or have been at the gold or copper prices indicated, or at any other gold or copper price, nor should it be relied upon as a basis for estimating Gold Fields’ ore reserves based on the current gold or copper price or what Gold Fields’ reserves will be at any time in the future. See “Risk Factors—Gold Fields’ reserves are estimates based on a number of assumptions, which, if changed, may require Gold Fields to lower its estimated reserves.”

The South Deep Mine is a deep-level underground gold mine located along the northern and western margins of the Witwatersrand Basin, which has been the primary source of South Africa’s production and a significant portion of the world’s recorded gold output since 1886.

The Witwatersrand Basin comprises a 6,000 meter vertical thickness of sedimentary rocks, extending laterally for some 350 kilometers northeast to southwest by some 1,200 kilometers northwest to southeast, generally dipping at shallow angles toward the center of the basin. The basin outcrops at its northern extent near

Johannesburg, but to the west, south and east it is overlaid by up to 4,000 meters of volcanic and sedimentary rocks. The Witwatersrand Basin is Archaean in age, meaning the sedimentary rocks are of the order of 2.8 billion years old.

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

Exploration

Exploration activities are focused on the extension of existing ore bodies and identification of new ore bodies both at existing sites and at undeveloped sites. Once a potential ore body has been discovered, exploration is extended and intensified in order to enable clearer definition of the ore body and the potential portions to be mined. Geological, geochemical and geophysical techniques are constantly refined to improve the economic viability of prospecting and mining activities.

Mining

Gold Fields currently mines only gold, with copper and silver as by-products. The mining process can be divided into two principal activities: (i) developing access to the ore body; and (ii) extracting the ore body once accessed. These two processes apply to both surface and underground mines.

Underground Mining

Developing Access to the Ore body

For Gold Fields’ South African underground mine, primary access to the ore body is provided through vertical shaft systems. If access beyond the reach of a shaft or shaft system was required to fully exploit the ore body, sub-vertical or sub-inclined shafts (secondary or tertiary) were sunk where it was economically feasible. Horizontal and decline development at various intervals off a shaft, known as levels, extend laterally and provide access to the reef horizon. On-reef development opens up the ore body for mining.

Extracting the Ore body

Once an ore body has been accessed and opened up for mining, production activities consisting of drilling, blasting, supporting and cleaning activities are carried out on a daily basis. At South Deep, a fully mechanized mine, the broken ore is loaded from the stope face into trucks using mechanical loaders and hauled along decline corridors to ore pass systems which connect the corridors to the cross cuts below. The ore is then transported by rail or conveyor and tipped into the shaft transfer system and hoisted to the surface. At the Australian underground operations, the broken ore is loaded straight from the stope face into trucks, using mechanical loaders, and hauled to the surface by underground dump trucks via the decline. Mining methods employed at Gold Fields’ South African operation include de-stress mining, long hole open stoping (for targets greater than 15 meters in height) and drifting and benching (for targets less than 15 meters in height). At the Australian underground operations, all mining activities are mechanized and trackless.

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

Mine Planning and Management

Operational and planning management on the mines receives support from regional support functions as well as corporate management. The current philosophy is one of top-down/bottom-up management, with the non-financial operational objectives at each mine defined by the personnel at the mine based on parameters, objectives and guidelines provided by Gold Fields’ corporate office. This is based on the premise that the people on the ground have the best understanding of what is realistically achievable.

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

Capital Expenditure

Gold Fields spent approximately U.S.$543.7 million, U.S.$943.4 million and U.S.$748.2 million in capital expenditure during fiscal 2013, fiscal 2012 and fiscal 2011, respectively. The major expenditure items in fiscal 2013 were U.S.$202.4 million on the development and equipping of the South Deep mine, U.S.$54.7 million on the development of underground mines at St. Ives, U.S.$36.1 million on the development of the Waroonga underground complex at Agnew and U.S.$28.5 million on new mining equipment at Tarkwa. The major expenditure items in fiscal 2012 were U.S.$314.5 million on the development and equipping of the South Deep mine, U.S.$112.4 million on development at underground mines at St. Ives, U.S.$12.7 million on the water treatment plant and U.S.$62.5 million on new mining equipment at Tarkwa, U.S.$2.6 million on new mining fleet at Damang and U.S.$31.7 million on the development of the Waroonga underground complex at Agnew. In fiscal 2011, the major expenditure items included U.S.$274.6 million on the development and equipping of the South Deep mine, U.S.$81.5 million on development at underground mines at St. Ives, U.S.$29.7 million on the new mining equipment and U.S.$18.8 million on the carbon-in-leach expansion project at Tarkwa, U.S.$17.3 million on new mining fleet at Damang and U.S.$36.4 million on the development of the Waroonga underground complex at Agnew.

For more information regarding Gold Fields’ capital expenditure, see “Information on the Company—Gold Fields’ Mining Operations—South African Operations—South Deep Mine—Capital Expenditure”, “Information on the Company—Gold Fields’ Mining Operations—West Africa Operations—Tarkwa Mine—Capital Expenditure”, “Information on the Company—Gold Fields’ Mining Operations—West African Operations—Damang Mine—Capital Expenditure”, “Information on the Company—Gold Fields’ Mining Operations—Australasia Operations—St. Ives—Capital Expenditure”, “Information on the Company—Gold Fields’ Mining Operations—Australasia Operations—Agnew/Lawlers—Capital Expenditure”, “Information on the Company—Gold Fields’ Mining Operations—Australasia Operations—Darlot—Capital Expenditure”, “Information on the Company—Gold Fields’ Mining Operations—Australasia Operations—Granny Smith—Capital Expenditure”, “Information on the Company—Gold Fields’ Mining Operations—Americas Operations—Cerro Corona—Capital Expenditure”, “Operating and Financial Review and Prospects—Capital Expenditures” and “Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

Processing

Gold Fields has 10 gold processing facilities (one in South Africa, three in Ghana, five in Australia and one in Peru). A typical processing plant circuit includes two phases: comminution and treatment.

Comminution

Comminution is the process of crushing and breaking up the ore to expose and liberate the gold and make it available for treatment. Conventionally, this process occurs in multi-stage crushing and milling circuits, which include the use of jaw and gyratory crushers and rod, tube, ball and semi-autogenous grinding, or SAG, mills. Most of Gold Fields’ milling circuits utilize SAG milling where the ore itself and steel balls are used as the primary grinding media. Through the comminution process, ore is ground to a pre-determined size before proceeding to the treatment phase.

Treatment

In most of Gold Fields’ metallurgical plants, gold is extracted into a leach solution by leaching with cyanide in agitated tanks. Gold is then extracted onto activated carbon from the solution using either the CIL or carbon-in-pulp, or CIP, process. The activated carbon is then eluted with the gold recovered by electrowinning.

Gold Fields has one active heap leach operation. In the heap leach process, crushed ore is stacked on impervious leach pads and a cyanide leaching solution is irrigated onto the pile. The solution percolates through the heap and dissolves liberated gold. A system of underdrains removes the gold-containing solution, which is then passed through columns containing activated carbon. The loaded carbon is then eluted and the gold recovered by electrowinning. Gold Fields’ heap leach operation is being decommissioned. It is no longer receiving new material and is undergoing irrigation to facilitate final potential gold recovery.

As a final recovery step, gold recovered from the carbon using the above processes is smelted to produce gold doré bars. These bars are then transported to the refinery which is responsible for further refining.

At Cerro Corona, gold/copper concentrate is produced using a standard flotation process. The copper concentrate is then shipped to a third-party smelter for further processing.

Refining and Marketing

South Africa

On October 16, 2013, Gold Fields Operations Limited and GFI Joint Venture Holdings Proprietary Limited, acting jointly in their capacities as participants in an unincorporated joint venture which owns and operates the South Deep mine, known as the South Deep Joint Venture, entered into a new refining agreement with Rand Refinery Proprietary Limited, or Rand Refinery. Rand Refinery is a non-listed private company in which Gold Fields holds a 2.8% interest, with the remaining interests held by other South African gold producers.

This new refining agreement supersedes and replaces any and all previous refining agreements between the South Deep Joint Venture and Rand Refinery. Pursuant to this new refining agreement, Rand Refinery undertakes, among other things, to (i) refine all unrefined gold produced by South Deep, (ii) on each delivery date of unrefined gold to Rand Refinery, notify Gold Fields’ treasury department in writing of the estimated gold and/or silver content of the unrefined gold so delivered, expressed in troy ounces and (iii) retain the refined gold and the refined silver for the South Deep Joint Venture pending written instructions from Gold Fields’ treasury department that the refined gold and/or refined silver have been sold and may be delivered to the buyer in accordance with the buyer’s instructions. Rand Refinery assumes responsibility for the unrefined gold upon arrival of the unrefined gold at the Rand Refinery premises in Johannesburg, South Africa. Rand Refinery invoices the South Deep Joint Venture with the refining charges, who then arranges for direct settlement to Rand Refinery. The refining agreement continues indefinitely until either party terminates it upon at least 12 months’ written notice.

Gold Fields’ treasury department sells all the refined gold produced by South Deep to authorized counterparties at a price benchmarked against the London afternoon fixing price.

Ghana

All gold produced by Gold Fields at the Tarkwa and Damang mines in Ghana is refined by Rand Refinery. Rand Refinery collects, refines and sells gold as instructed by Gold Fields Ghana and Abosso Goldfields Limited, or Abosso. Rand Refinery assumes responsibility for the gold upon collection at either the Tarkwa or Damang mine. The gold is then transported to the Rand Refinery premises in Johannesburg, South Africa, where it is refined. Gold Fields Ghana and Abosso reimburse Rand Refinery for transportation costs. Upon notification to Rand Refinery, Gold Fields Ghana and Abosso are entitled to sell gold produced at their respective operations and refined by Rand Refinery. Any gold not subject to such sales is sold by Rand Refinery. Rand Refinery sells the refined gold on behalf of Gold Fields Ghana and Abosso at the London afternoon fixing price for gold on the date of arrival of the gold at Rand Refinery’s premises in Johannesburg, South Africa. Rand Refinery receives refining fees for gold received, and a realization fee for gold refined. Gold Fields’ arrangement with Rand Refinery continues until either party terminates it upon 90 days’ written notice.

Australia

In Australia, all gold produced by St. Ives, Agnew/Lawlers, Darlot and Granny Smith, each an Australian operating company, is refined by the Western Australian Mint. The Western Australian Mint applies competitive charges for the collection, transport and refining services. The Western Australian Mint takes responsibility for the unrefined gold at collection from each of the operations where they engage a sub-contractor, Brinks Australia. Brinks delivers the unrefined gold to the Western Australian Mint in Perth, Australia, where it is refined and the refined ounces of gold and silver are credited to the relevant metal accounts held by each Australian Operating Company with the Western Australian Mint. The arrangement with the Western Australian Mint continues indefinitely until terminated by either party upon 90 days’ written notice.

Gold Fields’ treasury department in the corporate office in Johannesburg, South Africa sells all the refined gold produced by the Australian Operating Companies. On collection of the unrefined gold from an Australian Operating Company’s mine site, the relevant Australian Operating Company will notify Gold Fields’ treasury department of the estimated refined gold content, expressed in troy ounces, available for sale. After such confirmation, Gold Fields’ treasury department will sell the refined gold to authorized counterparties at a price benchmarked against the London afternoon fixing price. All silver is sold to the Western Australian Mint at market rates.

Peru

Gold Fields S.A., or La Cima, has three contracts for the sale of approximately 85% of concentrate from the Cerro Corona mine, one with a Japanese refiner, one with a South Korean refiner and one with a German refiner. Under these contracts, La Cima is to sell approximately 29% of the concentrate to each company and to use reasonable efforts to spread the deliveries evenly throughout the year. Risk passes when the concentrate is loaded in the port of Salaverry, Peru or an alternative port chosen by La Cima. Pricing for copper under each of the contracts is based on the daily LME settlement price for copper. Pricing for gold under each of the contracts is based on the daily average of the London Bullion Market Association initial and final guarantees, which represents an average of the London morning and afternoon fixing price. All production in excess of the amounts sold under long term contracts is sold on the spot market.

Gold Fields’ Mining Operations

Gold Fields has eight producing mines located in South Africa, Ghana, Australia and Peru. Gold Fields acquired the Yilgarn South Assets from Barrick on October 1, 2013. Of the three operating mines acquired from Barrick, two (Granny Smith and Darlot) remain discrete operating entities, while the third (Lawlers) has now been incorporated with Agnew to form an integrated Agnew/Lawlers mine. See “Information on the Company—Developments Since December 31, 2012—The Yilgarn South Assets”. Gold Fields conducts underground and surface mining operations at St. Ives, underground-only operations at Agnew/Lawlers, Granny Smith, Darlot and South Deep and surface-only open pit mining at Damang, Tarkwa and Cerro Corona. Some processing of surface rock dump material occurs at Damang and South Deep. Material processed from production stockpiles occurs at Tarkwa, Damang and St. Ives.

Total Operations

The following table details operating and production results (including gold equivalents) for each of fiscal 2013, 2012 and 2011, excluding the Sibanye Gold assets.

	Fiscal 2011	Fiscal 2012	Fiscal 2013(1)
Production
Tonnes (‘000)	44,793	43,926	38,255
Recovered grade (g/t)	1.6	1.5	1.7
Gold produced (‘000 oz)(2)	2,250	2,124	2,104
Results of operations ($ million)
Revenues	3,499.1	3,530.6	2,906.3
Total production costs(3)	2,126.9	2,356.8	2,486.5
Total cash costs(4)	1,691.9	1,890.6	1,891.1
Cash profit(5)	1,807.2	1,640.0	1,015.2
Cost per ounce of gold ($)(6)
Total production costs	945	1,105	1,186
Total cash costs	752	887	902
Notional cash expenditure per ounce of gold produced ($)(6)(7)	1,096	1,341	1,153
All-in sustaining cost net of by-product revenue per ounce of gold sold ($)(8)	—	1,318	1,197
All-in cost net of by-product revenue per ounce of gold sold ($)(8)	—	1,542	1,313
All-in sustaining cost gross of by-product revenue per equivalent ounce of gold sold ($)(8)	—	1,338	1,201
All-in cost gross of by-product revenue per equivalent ounce of gold sold ($)(8)	—	1,544	1,309

Notes:

(1)	Includes Yilgarn South Assets since acquisition on October 1, 2013.
(2)	In fiscal 2011, 2.039 million ounces were attributable to Gold Fields, in fiscal 2012, 2.031 million ounces were attributable to Gold Fields and, in fiscal 2013, 2.022 million ounces were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Ghana and Peru operations during each of those periods.
(3)	For a reconciliation of Gold Fields’ total production costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2013 and December 31, 2012—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2012 and December 31, 2011—Costs and Expenses”.
(4)	For a reconciliation of Gold Fields’ total cash costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2013 and December 31, 2012 Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2012 and December 31, 2011—Costs and Expenses”.
(5)	Cash profit represents revenues less total cash costs.
(6)	On an equivalent ounce basis.
(7)	For a reconciliation of Gold Fields’ NCE to its production costs for fiscal 2013, fiscal 2012 and fiscal 2011, see “Operating and Financial Review and Prospects—Costs—Notional Cash Expenditure”.
(8)	For a reconciliation of Gold Fields’ AISC and AIC to its production costs for Fiscal 2013 and 2012, see “Operating and Financial Review and Prospects—All-in Sustaining and All-in Cost”. AIC and AISC are calculated on a per ounce of gold sold basis, net of by-product revenues as well as on a per ounce of gold equivalent basis, gross of by-product revenues. See “Operating and Financial Review and Prospects—All-in Sustaining and All-in Cost”.

Underground Operations

The following table details the operating and production results for Gold Fields’ underground operations for fiscal 2013, 2012 and 2011, excluding the Sibanye Gold assets.

	Fiscal 2011	Fiscal 2012	Fiscal 2013(1)
Production
Tonnes (‘000)	4,361	4,335	5,419
Recovered grade (g/t)	4.9	4.9	4.6
Gold produced (‘000 oz)(2)	684	689	805
Results of operations ($ million)
Revenues	1,083.4	1,149.4	1,134.4
Total production costs	1,080.9	1,111.4	807.8
Total cash costs	876.7	902.0	828.6
Cash profit(3)	206.7	247.4	305.8
Cost per ounce of gold ($)
Total production costs	1,580	1,614	1,389
Total cash costs	1,281	1,310	1,029

Notes:

(1)	Includes Yilgarn South assets since acquisition on October 1, 2013.
(2)	In fiscal 2011, 0.684 million ounces were attributable to Gold Fields, in fiscal 2012, 0.689 million ounces were attributable to Gold Fields and in fiscal 2013, 0.805 million ounces were attributable to Gold Fields (excluding Sibanye Gold).
(3)	Cash profit represents revenues less total cash costs.

Tonnes milled from the underground operations increased from 4.3 million tonnes in fiscal 2012 to 5.4 million tonnes in fiscal 2013. The amount of gold produced from underground operations increased from 0.689 million ounces in fiscal 2012 to 0.805 million ounces in fiscal 2013. The increases in tonnes milled and in gold produced were primarily a result of the acquisition of the Yilgarn South Assets and a shift in the balance of production at St Ives from surface to underground.

Surface Operations

The following table details the operating and production results (including gold equivalents) for Gold Fields’ surface operations for fiscal 2013, 2012 and 2011, excluding the Sibanye Gold assets.

	Fiscal 2011	Fiscal 2012	Fiscal 2013(1)
Production
Tonnes (‘000)	40,432	39,591	32,836
Recovered grade (g/t)	1.2	1.1	1.2
Gold produced (‘000 oz)(2)	1,565	1,435	1,292
Results of operations ($ million)
Revenues	2,415.7	2,381.3	1,771.9
Total production costs	1,046.0	1,245.4	1,012.1
Total cash costs	815.2	988.5	1,062.5
Cash profit(3)	1,600.5	1,392.7	709.4
Cost per ounce of gold ($)
Total production costs	668	863	1,059
Total cash costs	521	685	822

Notes:

(1)	Includes Yilgarn South Assets since acquisition on October 1, 2013.
(2)	In fiscal 2011, 1.354 million ounces were attributable to Gold Fields, in fiscal 2012, 1.333 million ounces were attributable to Gold Fields and in fiscal 2013, 1.210 million ounces were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Ghana and Peru operations during each period.
(3)	Cash profit represents revenues less total cash costs.

Tonnes milled and treated from the surface operations decreased from 39.6 million tonnes in fiscal 2012 to 32.8 million tonnes in fiscal 2013, mainly due to cessation of crushing at the heap leach operations at Tarkwa and St. Ives.

South African Operations

Gold Fields disposed of the KDC and Beatrix mines in the Spin-off. See “Information on the Company—Developments Since December 31, 2012—The Spin-off”. Gold Fields’ South African operations now consist of the South Deep Mine only.

South Deep Mine

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

South Deep is engaged in underground mining and comprises one metallurgical plant and two operating shaft systems, the older South Shaft complex and the newer Twin Shaft complex. The South Shaft complex includes a main shaft and three sub-vertical (SV) shafts, two of which are operational. The Twin Shaft complex consists of a single-barrel main shaft for hoisting personnel, rock materials and an adjacent bratticed ventilation shaft, used for both drawing used air and hoisting rock. The South Shaft complex operates to a depth of 2,650 meters below surface and the Twin Shaft complex operates to a depth of 2,995 meters below surface. South Deep’s workings are at depth and therefore require significant cooling infrastructure. The South Deep operation has access to the national electricity grid, water, and road infrastructure and is located near regional urban centers where it can obtain needed supplies and services.

History

The current South Deep operations derive from the Barrick Gold—Western Areas Joint Venture, which Gold Fields acquired in a series of transactions in the second half of fiscal 2007. The Barrick Gold—Western Areas Joint Venture was named the South Deep Joint Venture.

Geology

South Deep is a deep-level underground gold mine located along the northern and western margins of the Witwatersrand Basin, which have been the primary contributors to South Africa’s production of a significant portion of the world’s recorded gold output since 1886.

The Witwatersrand Basin comprises a 6,000 meter vertical thickness of sedimentary rocks, extending laterally for some 350 kilometers northeast to southwest by some 1,200 kilometers northwest to southeast, generally dipping at shallow angles toward the center of the basin. The basin outcrops at its northern extent near Johannesburg, but to the west, south and east it is overlaid by up to 4,000 meters of volcanic and sedimentary rocks. The Witwatersrand Basin is Archaean in age, meaning the sedimentary rocks are of the order of 2.8 billion years old.

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

Mining

In early 2013, Gold Fields’ efforts at South Deep shifted from the installation of surface infrastructure to the development and opening-up of the ore body. While key performance metrics remained positive, they have fallen behind plan. As a result, South Deep’s full production target for fiscal 2016 of 700,000 ounces per year was restated to 650,000 to 700,000 ounces by end of fiscal 2017. While Gold Fields had planned for South Deep to be financially self-supporting in fiscal 2013, it remained cash negative. Gold Fields now expects South Deep to become financially self-supporting in fiscal 2014 or early fiscal 2015.

South Deep’s failure to become financially self-supporting in fiscal 2013 can be attributed to several factors. Reef tonnage increased by 26% in 2013, while ounces produced increased by only 12%. Likewise, average mill reef grade fell from 5.6g/t in fiscal 2012 to 5.2 g/t in fiscal 2013. This was primarily due to the less than optimal execution of quality mining and mining sequence.

To address these issues from fiscal 2014, Gold Fields has brought in an Australian-led team of mechanized mining experts to assist with the optimization of blasting and cleaning practices.

South Deep has also encountered several other issues which have negatively affected mining performance. South Deep’s in-stope ore pass systems created logistical bottlenecks. This issue has been partially resolved with the completion of two internal ore passes. Additional ore passes are planned for completion in the first half of fiscal 2014. Among other things, unplanned maintenance of mobile mining equipment slowed production. South Deep is addressing this issue through a scheduling system that enhances maintenance management, enhanced equipment replacement schedules, better communication of equipment records and the planned roll-out of a Wi-Fi-based fleet management system in fiscal 2014. Furthermore, South Deep expects the completion of a new maintenance workshop in fiscal 2015 which will assist in improving equipment availability. Finally, the continued implementation of South Deep’s operating model required significant operational adjustments to its shift cycle, infrastructure needs and scheduling, all of which affected mining performance during fiscal 2013 relative to expectations.

Following a life-of-mine review, South Deep has implemented measures to re-focus its operations. These measures include a restructuring of its cost base, re-evaluation of its production build-up trajectory resulting in a new target of 650,000 to 700,000 ounces by end of fiscal 2017 and a focus on achieving cost-neutral status in fiscal 2014 or early fiscal 2015.

	Fiscal 2011	Fiscal 2012	Fiscal 2013
Production
Tonnes (’000)	2,440	2,106	2,347
Recovered grade (g/t)	3.5	4.0	4.0
Gold produced (’000 oz)	273	270	302
Results of operations ($ million)
Revenues	427.5	450.8	425.7
Total production costs(1)	375.7	410.3	430.9
Total cash costs(2)	293.0	322.9	326.9
Cash profit(3)	134.5	127.9	98.9
Cost per ounce of gold ($)(4)
Total production costs	1,376	1,517	1,426
Total cash costs	1,073	1,194	1,082
Notional cash expenditure per ounce of gold produced ($)(4)(5)	2,092	2,371	1,770
All-in sustaining cost net of by-product revenues per ounce of gold sold ($)(6)	—	1,820	1,553
All-in costs net of by-product revenues per ounce of gold sold ($)(6)	—	2,396	1,775

Notes:

(1)	For a reconciliation of Gold Fields’ total production costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2013 and December 31, 2012—Costs and Expenses”, “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2012 and 2011—Costs and Expenses”.
(2)	For a reconciliation of Gold Fields’ total cash costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2013 and December 31, 2012—Costs and Expenses”, “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2012 and December 31, 2011—Costs and Expenses”.
(3)	Cash profit represents revenues less total cash costs.
(4)	On an equivalent ounce basis.
(5)	For a reconciliation of Gold Fields’ NCE to its production costs for fiscal 2013, 2012 and 2011, see “Operating and Financial Review and Prospects— Costs—Notional Cash Expenditure”.
(6)	For a reconciliation of Gold Fields’ all-in sustaining costs and all-in costs to its production costs for fiscal 2013 and fiscal 2102, see “Operating and Financial Review and Prospects—All-in Sustaining and All-in Cost”. AIC and AISC are calculated per ounce of gold sold, excluding gold equivalent ounces. See “Operating and Financial Review and Prospects—All-in Sustaining and All-in Cost”.

Total tonnes milled and gold production increased from 2.1 million tonnes and 0.270 million ounces in fiscal 2012 to 2.3 million tonnes and 0.302 million ounces in fiscal 2013, respectively, primarily due to the reasons discussed above.

South Deep’s power usage is increasing as it builds up production and prepares for the development of long-term infrastructure. Eskom has supplied the additional power requirements for the build up and has installed additional transformers and new transmission lines. The national energy regulator has a five-year pricing agreement with electricity costs rising at an average of 8% per annum, 9.6% for industrial users, the latter of which applies to Gold Fields. In order to mitigate the cost impact of these increases, numerous power saving projects were initiated to reduce power consumption. These projects resulted in a 6.6% decrease in power consumption in fiscal 2013 compared to the base load of 2012. See “Risk Factors—Power cost increases may adversely affect Gold Fields’ results of operations”.

South Deep is engaged in underground mining and is thus subject to all of the underground mining risks discussed in “Risk Factors”. The primary safety issues facing South Deep underground operations include seismicity (including seismically induced falls of ground), falls of ground due to gravity and the risk of pedestrians being struck by mobile equipment. To prevent falls of ground accidents, South Deep has implemented a comprehensive health and safety strategy.

There was one fatality at the South Deep operation in fiscal 2013. On a calendar year basis, the LTIFR (see “Defined Terms and Conventions”) for fiscal 2011, fiscal 2012 and fiscal 2013 was 1.67, 1.95 and 3.20 lost time injuries for every million man hours worked, respectively. Beginning in fiscal 2013, the LTIFR at each operation includes restricted work injuries. As a result, the LTIFR for fiscal 2013 may not be comparable with the LTIFR for prior years. The TRIFR (see “Defined Terms and Conventions”) for fiscal 2013 was 5.19 injuries for every million hours worked. The fatal injury frequency rate in fiscal 2013 was 0.06 for every million man hours worked compared to 0.00 in fiscal 2012. Since December 31, 2013, there have been no fatalities. South Deep conducts regular audits on its safety systems and performance in order to highlight areas of risk. The mine has formulated and implemented a comprehensive health and safety strategy.

There were two work-related work stoppages at South Deep in fiscal 2013. Since December 31, 2013, there have been no work stoppages.

Assuming that Gold Fields does not materially increase or decrease reserves estimates at South Deep and that there are no significant changes to the life of mine plan, South Deep’s December 31, 2013 proven and probable managed reserves of 38.2 million ounces (approximately 35.1 million ounces of which are attributable to Gold Fields, with the rest attributable to non-controlling shareholders) will be sufficient to maintain production through to approximately fiscal 2087. However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management”, there are numerous factors which can affect reserve estimates and the mine plan, which could thus materially change the life of mine.

Processing

All processing at South Deep is carried out at a single gold extraction plant. The following table sets forth year commissioned, processing techniques and processing capacity per month, as well as average tonnes milled per month and metallurgical recovery factors during fiscal 2013 for the plant.

Processing Techniques

Plant	Year commissioned(1)	Comminution phase	Treatment phase	Capacity(1)	Average milled for fiscal 2013	Approximate recovery factor for fiscal 2013
				(tonnes/month)
Twin Shaft Plant	2002	Primary SAG and Secondary Ball milling	Leach or CIP, with elution and electrowinning	330,000	195,545	96.4%

Notes:

(1)	Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in a level of throughput over and above the designed nameplate capacity.

Capital Expenditure

Gold Fields spent approximately U.S.$202 million on capital expenditures at the South Deep operation in fiscal 2013, primarily on development, infrastructure and trackless equipment. Gold Fields expects to spend approximately U.S.$158 million on capital expenditures at South Deep in fiscal 2014, primarily on development, infrastructure, trackless equipment and housing and living conditions of employees.

West Africa Operations

The West Africa operations (including the Ghana operations) comprise the Tarkwa and Damang gold mines in Ghana and the Yanfolila project in Mali. Gold Fields Ghana, which holds the interest in the Tarkwa mine, was owned 71.1% by Gold Fields, 18.9% by IAMGold and 10.0% by the government of Ghana. Abosso, which owns the interest in the Damang mine, was owned 71.1% by Gold Fields, 18.9% by IAMGold and 10% by the Ghanaian government, mirroring the shareholding structure of Gold Fields Ghana. On June 22, 2011, Gold Fields acquired the indirect 18.9% minority stake from IAMGold in the Tarkwa and Damang gold mines in Ghana, for a cash consideration of U.S.$667 million, increasing Gold Fields’ interest in each of the Tarkwa and Damang gold mines from 71.1% to 90.0%, the remaining 10.0% interest being held by the Government of Ghana. Following the review of the GIP division, Gold Fields relocated its exploration projects to its existing regional structures. As part of this restructuring, the Yanfolila project was relocated to the West Africa operations.

Both Gold Fields Ghana and Abosso are seeking new tariff agreements with their respective power suppliers (the VRA supplies power to Gold Fields Ghana and the ECG provides power to Abosso), for 2014 and beyond following the expiration of the previous tariff agreements on December 31, 2013. In order to reduce their reliance on power supplied by VRA and ECG, Gold Fields Ghana and Abosso have entered into a ten year power purchase agreement, or PPA, with independent power producer Genser Energy, or Genser. Genser has agreed to construct a ‘clean coal’ power generation facility at Tarkwa. Acquisition of permits and other preparatory works including engineering, procurement and construction are expected to commence in April 2014, with commercial operations expected to begin in fiscal 2016. Gold Fields expects that the PPA with Genser will result in 47% cost savings over its initial ten year term. See “Risk Factors—Power cost increases may adversely affect Gold Fields results of operations”.

Tarkwa Mine

Introduction

The Tarkwa mine is located in southwestern Ghana, about 300 kilometers by road west of Accra. The Tarkwa mine consists of several open pit operations on the original Tarkwa property and the adjacent southern portion of the property, which was formerly referred to as the Teberebie property and was acquired by Gold Fields in August 2000. Gold Fields added a SAG mill, two ball mills and a CIL plant and a High Pressure Grinding Roll Facility.

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

Operations at Tarkwa underwent a significant restructuring during 2013. Key elements of this restructuring included the decommissioning of the South Heap Leach facility, the cessation of ore stacking at the North Heap Leach facility, a 20% reduction in mining fleet through removal of end of lifecycle vehicles and cancellation of replacement vehicles and the suspension of the TEP6 project.

Detailed below are the operating and production results at Tarkwa for fiscal 2013, 2012 and 2011.

	Fiscal 2011	Fiscal 2012	Fiscal 2013
Production
Tonnes (‘000)	23,138	22,910	19,275
Recovered grade (g/t)	1.0	1.0	1.0
Gold produced (‘000 oz)(1)	717	719	632
Results of operations ($ million)
Revenues	1,122.9	1,198.9	893.1
Total production costs(2)	539.2	706.8	789.8
Total cash costs(3)	479.2	602.6	630.1
Cash profit(4)	643.7	596.3	263.1
Cost per ounce of gold ($)(5)
Total production costs	752	983	1,249
Total cash costs	668	838	997
Notional cash expenditure per ounce of gold produced ($)(5)(6)	913	1,050	1,076
All-in sustaining cost net of by-product revenues per ounce of gold sold ($)(7)	—	1,118	1,289
All-in costs net of by-product revenues per ounce of gold sold ($)(7)	—	1,118	1,289

Notes:

(1)	In fiscal 2011, 2012 and fiscal 2013, 0.576 million ounces, 0.647 million ounces and 0.569 million ounces of production, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghana operations.
(2)	For a reconciliation of Gold Fields’ total production costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years ended December 31, 2013 and December 31, 2012—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2012 and December 31, 2011”.
(3)	For a reconciliation of Gold Fields’ total cash costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years ended December 31, 2013 and December 31, 2012—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2012 and December 31, 2011—Costs and Expenses”.
(4)	Cash profit represents revenues less total cash costs.
(5)	On an equivalent ounce basis.
(6)	For a reconciliation of Gold Fields’ NCE to its production costs for fiscal 2013, 2012 and 2011, see “Operating and Financial Review and Prospects—Costs—Notional Cash Expenditure”.
(7)	For a reconciliation of Gold Fields’ all-in sustaining costs and all-in costs to its production costs for fiscal 2013 and fiscal 2012, see “Operating and Financial Review and Prospects—All-in Sustaining and All-in Cost”. AIC and AISC are calculated per ounce of gold sold, excluding gold equivalent ounces. See “Operating and Financial Reviews and Prospects—All-in Sustaining and All-in Cost.”

In fiscal 2013, overall ore tonnage mined was 19.3 million tonnes compared with 22.9 million tonnes for fiscal 2012. Total waste mined increased by 2.1 million tonnes, from 116.3 million tonnes in fiscal 2012 to 118.4 million tonnes in fiscal 2013. Compared to fiscal 2012 levels, gold production at Tarkwa decreased significantly in fiscal 2013 because of the cessation of ore stacking at the South Heap Leach Facility. Total cash costs and total production cost per ounce of gold increased by approximately 19.0% and 27.1% from $838 per ounce to $997 per ounce and from $983 per ounce to $1,249 per ounce, respectively, during fiscal 2013, primarily due to lower gold production.

Assuming that Gold Fields does not increase or decrease ore reserves estimates at Tarkwa and that there are no changes to the current mine plan at Tarkwa, Tarkwa’s December 31, 2013 proven and probable reserves of 7.3 million ounces (0.7 million ounces of which are attributable to the Ghanaian government, with the remainder attributable to Gold Fields) will be sufficient to maintain production through approximately fiscal 2030 which includes re-treatment of the South Heap Leach at the end of the life of mine. However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management”, there are numerous factors which can affect reserve estimates and the mine plan, which could thus materially change the life of mine.

The Tarkwa mine is engaged in open pit mining and is thus subject to all the risks associated with open pit mining discussed in “Risk Factors”. Tarkwa had no fatalities in fiscal 2013 or to date in fiscal 2014. On a calendar year basis, the LTIFR (see “Defined Terms and Conventions”) for fiscal 2011, fiscal 2012 and fiscal 2013 was 0.21, 0.15 and 0.38 lost time injuries for every million hours worked, respectively. Beginning in fiscal 2013, the LTIFR at each operation includes restricted work injuries. As a result, the LTIFR for fiscal 2013 may not be comparable with the LTIFR for prior years. The TRIFR (see “Defined Terms and Conventions”) for fiscal 2013 was 0.83 injuries for every million hours worked. The fatal injury frequency rate (see “Defined Terms and Conventions”) for fiscal 2013 was 0.00 fatal injuries for every million hours worked, while for fiscal 2012 and fiscal 2011 it was 0.00 and 0.05 fatal injuries for every million hours worked, respectively. Since December 31, 2013, there have been zero fatalities at Tarkwa.

There were five days of labor stoppages in fiscal 2013. On April 3, 2013, workers at Tarkwa went on strike leading to a halt in production. On April 8, 2013, in order to end the strike, management and the GMWU agreed to a settlement regarding the process for resolving certain issues raised by union petitions. However, the employees at these operations engaged in a further “go slow” action related to these issues between April 26, 2013 and May 2, 2013, which ended after further discussions between management and the GMWU.

Processing

Tarkwa’s ore is processed using SAG milling at its CIL plant. Prior to the restructuring, the operation also incorporated two separate heap leach circuits, the North Plant and the South Plant. As part of the restructuring, the South Heap Leach Facility was closed in December 2012 and stacking of ore ceased at the North Heap Leach facility in December 2013. The following table sets forth year commissioned, processing techniques and processing capacity per month, as well as average tonnes milled per month and metallurgical recovery factors during the fiscal year ended December 31, 2013, for each of the plants at Tarkwa.

Processing Techniques

Plant	Year commissioned	Comminution phase	Treatment phase	Capacity(1)	Average milled for fiscal 2013	Approximate recovery factor for fiscal 2013(2)(3)
				(tonnes/month)
CIL Plant	2004	SAG milling (with ball mill)(4)	CIL treatment	1,025,000	985,272	97.46%
North Plant Heap Leach Facility(5)	1997	Multiple-stage crushing and screening process and agglomeration	Heap leach with ADR treatment	770,000	620,426	57.84%

Notes:

(1)	Nameplate capacity as designed. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.

(2)	Percentages are rounded to the nearest whole percent.
(3)	Heap leach recoveries are the result of an extended solution application process with full recovery requiring several leach cycles. Thus, recoveries must be considered in terms of a “progressive” recovery.
(4)	The ball mill was added in December 2008.
(5)	Stacking of ore ceased in December 2013.

Capital Expenditure

Gold Fields spent approximately U.S.$94 million on capital expenditures at the Tarkwa operation in fiscal 2013 (excluding U.S.$113 million spent on capital waste mining, which is expensed), principally for primary and ancillary mining fleet, tailings storage facilities and long lead items for the now discontinued TEP6 project. Gold Fields has budgeted approximately U.S.$68 million for capital expenditures at Tarkwa for fiscal 2014 (excluding U.S.$105 million to be spent on capital waste mining), principally for primary and ancillary mining fleet, tailings storage facilities and the proposed CIL plant expansion project.

Damang Mine

Introduction

The Damang deposits are located in the Wassa West District in southwestern Ghana approximately 330 kilometers by road west of Accra and approximately 30 kilometers by road northeast of the Tarkwa mine. The mine exploits hydrothermal in addition to Witwatersrand-style palaeoplacer gold. The Damang mine consists of an open pit operation with a SAG and ball mill and CIL processing plant. Damang operates under a mining lease with a total area of approximately 8,100 hectares. The Damang mine has access to the national electricity grid and water and road infrastructure. Most supplies are brought in by road from the nearest seaport, Takoradi, which is approximately 135 kilometers away, or from Accra, which is approximately 360 kilometers away by road.

History

Mining on the Abosso concession began with underground mining in the early twentieth century. Surface mining at Damang commenced in August 1997 and Gold Fields assumed control of operations on January 23, 2002. Historically, the underground mine was in operation from 1878 until 1956.

Geology

Damang is located on the Damang Anticline, which is marked by Tarkwaian metasediments on the east and west limbs, around a core of Birimian metasediments and volcanics. Gold in the Tarkwaian metasediments and volcanics is predominantly found in the conglomerates of the Banket Formation and is similar to the Witwatersrand in South Africa; however, at Damang, hydrothermal processes have enriched much of this palaeoplacer mineralization. Within the region, the contact between the Birimian and Tarkwaian metasediments and volcanics is commonly marked by zones of intense shearing and is host to a number of significant shear hosted gold deposits, including Prestea, Bogoso, and Obuasi.

Palaeoplacer mineralization occurs on the west limb of the anticline at Abosso, Chida, and Tomento, and on the east limb of the anticline at the Kwesie, Lima South, and Bonsa North locations. Hydrothermal enrichment of the Tarkwaian palaeoplacer occurs at the Rex, Amoanda, and Nyame areas on the west limb and the Damang and Bonsa areas on the east limb.

Mining

Damang uses the typical open pit mining methods of drilling, blasting, loading and hauling. The primary operational challenges include improved grade and dilution control, blasting optimization and maintaining load and haul efficiencies given that the mine has a number of different ore sources (Huni, Saddle Area, Juno and Lima South), and maintaining adequate and timely supply of appropriate plant feed blend (i.e. where possible a blend of fresh and oxide materials). During the second quarter of 2013, production was stopped at the DPCB due to instability at the eastern pit wall and is not expected to resume. Production was switched to Juno, Huni, and the Saddle Area, requiring extensive waste stripping. A study was undertaken to assess whether Damang’s remaining reserves could be economically extracted at current gold prices or whether production should be suspended. The Board of Directors approved a revised life on mine plan for Damang in February 2014.

Detailed below are the operating and production results at Damang for fiscal 2013, 2012 and 2011.

	Fiscal 2011	Fiscal 2012	Fiscal 2013
Production
Tonnes (‘000)	4,942	4,416	3,837
Recovered grade (g/t)	1.4	1.2	1.2
Gold produced (‘000 oz)(1)	218	166	153
Results of operations ($ million)
Revenues	340.8	277.8	216.4
Total production costs(2)	203.0	238.0	218.9
Total cash costs(3)	186.1	216.2	192.5
Cash profit(4)	154.7	61.6	24.0
Cost per ounce of gold ($)(5)
Total production costs	932	1,430	1,430
Total cash costs	855	1,299	1,258
Notional cash expenditure per ounce of gold produced ($)(5)(6)	1,056	1,628	1,453
All-in sustaining cost net of by-product revenues per ounce of gold sold ($)(7)	—	1,706	1,558
All-in costs net of by-product revenues per ounce of gold sold ($)(7)	—	1,706	1,558

Notes:

(1)	In fiscal 2011, 2012 and 2013, 0.175 million ounces, 0.149 million ounces and 0.138 million ounces of production, respectively, were attributable to Gold Fields, with the remainder attributable to non-controlling shareholders in Abosso.
(2)	For a reconciliation of Gold Fields’ total production costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2013 and December 31, 2012—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2012 and December 31, 2011—Costs and Expenses”.
(3)	For a reconciliation of Gold Fields’ total cash costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2013 and December 31, 2012—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2012 and December 31, 2011—Costs and Expenses”.
(4)	Cash profit represents revenues less total cash costs.
(5)	On an equivalent ounce basis.
(6)	For a reconciliation of Gold Fields’ NCE to its production costs for fiscal 2013, 2012 and 2011, see “Operating and Financial Review and Prospects—Costs—Notional Cash Expenditure”.
(7)	For a reconciliation of Gold Fields’ all-in sustaining costs and all-in costs to its production costs for fiscal 2013 and fiscal 2012, see “Operating and Financial Review and Prospects—All-in Sustaining and All-in Cost”. AIC and AISC are calculated per ounce of gold sold, excluding gold equivalent ounces. See “Operating and Financial Reviews and Prospects—All-in Sustaining and All-in Cost.”

Total tonnes milled decreased from 4.4 million in fiscal 2012 to 3.8 million in fiscal 2013 primarily due to lower mill and crusher availability as well as an overall increase in the percentage of fresh ore treated. Lower mill and crusher availability also contributed to the reduced throughput. Gold production decreased from 0.166 million ounces in fiscal 2012 to 0.153 million ounces in fiscal 2013 primarily as a result of the lower throughput. In addition, blending constraints between hard and soft ore resulted in deteriorating grind and lower recovery efficiencies. To re-establish control of the grind size and recovery efficiencies, the milling rates in the process plant have been re-set to lower volumes. As the plant is ageing, preventative maintenance has been increased to provide sustainable processing capacity, particularly given the increase in ore reserves and resources and extended mine life. Total production was similar at U.S.$1,430 per ounce, but total cash cost decreased from U.S.$1,299 per ounce in fiscal 2012 to U.S.$1,258 per ounce in fiscal 2013 as a result of cash saving initiatives.

Assuming that Gold Fields does not increase or decrease reserves estimates at Damang and that there are no changes to the current mine plan, Damang’s December 31, 2013 proven and probable reserves of 1.1 million ounces (approximately 0.1 million of which are attributable to the Ghanaian government, with the remainder attributable to Gold Fields) will be sufficient to maintain production through approximately fiscal 2019 (as per new Life of Mine). However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management”, there are many factors that can affect reserve estimates and the mine plan, which could thus materially change the life of mine.

The Damang mine comprises open pit mining, and is thus subject to all of the risks associated with open pit mining discussed in “Risk Factors”. The Damang mine has not had a fatal injury since its acquisition by Gold Fields in 2002, including to date in fiscal 2014. On a calendar year basis, the LTIFR (see “Defined Terms and Conventions”) at Damang for fiscal 2011, fiscal 2012 and fiscal 2013 was 0.19, 0.36 and 0.21 respectively. Beginning in fiscal 2013, the LTIFR at each operation includes restricted work injuries. As a result, the LTIFR for fiscal 2013 may not be comparable with the LTIFR for prior years. The TRIFR (see “Defined Terms and Conventions”) for fiscal 2013 was 1.27 injuries for every million hours worked.

There was one strike at Damang in fiscal 2013. On April 3, 2013, workers at Damang went on strike leading to a halt in production. On April 8, 2013, in order to end the strike, management and the GMWU agreed to a settlement regarding the process for resolving certain issues raised by union petitions. However, the employees at these operations engaged in a further “go slow” action related to these issues between April 26, 2013 and May 2, 2013, which ended after further discussions between management and the GMWU.

Processing

All ore at Damang is processed through a single facility. The following table sets forth the year commissioned, processing techniques and processing capacity per month, as well as average tonnes milled per month and metallurgical recovery factor during fiscal 2013 for the plant.

Processing Techniques

Plant	Year commissioned		Comminution phase	Treatment phase	Capacity(1)	Average milled for fiscal 2013	Approximate recovery factor for fiscal 2013(2)
					(tonnes/month)
Processing Plant	1997	(3)	Primary and two- stage secondary crushing with SAG and ball milling	CIL treatment	333,333	319,770	89%

Notes:

(1)	Nameplate capacity as designed. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.
(2)	Percentages are rounded to the nearest whole percent.
(3)	The secondary crusher was commissioned in 2010.

A second raise of the East Tailings storage capacity was completed in June 2012. This increased capacity to 8 million tonnes, which will sustain production until mid-2014. Preparatory construction works on the new Far

East Tailings Storage Facility, or FETSF, have commenced but were suspended on September 13, 2013, when Abosso received notice of an application for an injunction to restrain it from proceeding with the FETSF on the basis that it was outside its mining lease area. The court appointed an independent surveyor to confirm if this was the case. After some delay, the surveyor issued a report which confirmed that the FETSF was within Abosso’s mining lease area. The matter has been adjourned to April 28, 2014 and if the plaintiffs accept the report, the court will dismiss their action. A final five meter raise to the East Tailings Storage Capacity is also being considered and a detailed engineering study has been commissioned.

Capital Expenditure

Gold Fields spent approximately U.S.$21 million on capital expenditures at the Damang operation in fiscal 2013 (excluding U.S.$29 million spent on capital waste mining, which is expensed), principally on the FETSF, heavy mining equipment, or HME, capital component replacement, Huni and Juno resource drilling and engineering critical items. Gold Fields has budgeted approximately U.S.$17 million for capital expenditures at Damang for fiscal 2014, principally for the FETSF, HME sustaining capital component and Huni and Juno resource drilling.

Talas Copper-Gold Project

In northwestern Kyrgyzstan, Gold Fields owned a 100% interest in the Talas Copper-Gold Project which was previously with Orsu Metals Corporation, or Orsu. A transaction was completed on July 20, 2012 transferring the outstanding 40% of the project to Gold Fields for consideration of $10 million and a private placement for 25 million units of Orsu at a price of CAD$0.40 per unit, or the Subscription. Each unit consisted of one common share of Orsu and one-half of one common share purchase warrant. Each whole common share purchase warrant will be exercisable for a period of three years from the date of issue to acquire one common share of Orsu at a price of CAD$0.50.

The Talas Copper-Gold Project covered four exploration licenses which are prospective for copper-gold porphyry deposits. Exploration work completed to date focused on the Taldybulak copper-gold deposit. Due to a prolonged period of social and political unrest in Kyrgyzstan from 2010-2011, all field work was suspended, but activities recommenced in April 2012. A new scoping study on this project was completed in the first half of 2013. Following the review of the Group’s GIP division, the sale of the Talas Copper-Gold Project to Robust Resources Limited was completed in early 2014. The proceeds included U.S.$2.0 million in cash and issuance of 10,274,465 shares in Robust Resources Limited (which equates to a 5.3% holding, as well as a two percent net smelter royalty of all future metals recovered from the concession.

Arctic Platinum Project

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

From 2009, Gold Fields has investigated the potential of applying the hydrometallurgical process, Platsol®, instead of off-site smelting options to recover copper, nickel, gold and the platinum group elements (platinum, palladium and rhodium) from flotation concentrates, which would be produced in an on-site concentrator facility. Metallurgical testwork returned positive results and engineering work was conducted to provide initial operating and capital cost estimates to use hydrometallurgical recovery on a commercial scale at APP. Following the review of the Group’s GIP division, APP has been earmarked for disposal due to the current market environment. Pending the sale, Gold Fields has reduced the APP’s utilization of cash resources.

Yanfolila Project

In southwestern Mali, Gold Fields owns an interest in the Yanfolila gold project. Gold Fields completed further exploration drilling on the project in fiscal 2013. The project has simple metallurgy and low infrastructure requirements, as well as a relatively low initial capital requirement. In fiscal 2013, the Yanfolila Exploration Permit lapsed and an application for an exploitation permit was lodged with Malian authorities in May 2013. Following approval of the application in August 2013, Gold Fields was granted a 30 year mining lease on February 13, 2014. Gold Fields owns an effective 85% interest in the Yanfolila properties (assuming a 10% interest will go to the Mali government upon granting of the mining license). Following the review of the Group’s GIP division, the Yanifolila project has been earmarked for disposal due to the current market environment. Pending the sale, Gold Fields has reduced the Yanifolila project’s utilization of cash resources.

Australasia Operations

On October 1, 2013, Gold Fields acquired the Yilgarn South Assets in Western Australia from Barrick. See “Information on the Company—Developments Since December 31, 2012—The Yilgarn South Assets”. The Yilgarn South Assets consist of the Granny Smith, Darlot and Lawlers gold mines. Following the acquisition, Gold Fields undertook a restructuring of its Australian operations which included the integration of Lawlers with Gold Fields’ adjacent Agnew mine. This restructuring is ongoing. Gold Fields’ Australian operations now consist of four gold mines: St. Ives, Agnew (including Lawlers), Granny Smith and Darlot. Following the review of the GIP division, Gold Fields relocated its exploration projects to its existing regional structures. As part of this restructuring, the Far Southeast Project now reports to the Australasia region.

St. Ives

Introduction

St. Ives is located 80 kilometers south of Kalgoorlie and 20 kilometers south of Kambalda, straddling Lake Lefroy in Western Australia. It holds exploration licenses, prospecting licenses and mining leases covering a total area of approximately 97,700 hectares. St. Ives is both a surface and underground operation, with a number of open pits, four operating underground mines and a metallurgical CIP plant. The St. Ives operation obtains electricity pursuant to a contract with a major mining company that expires in January 2023 and has access to water, rail, air and road infrastructure. Consumables and supplies are trucked in locally from both Perth and Kalgoorlie.
History

Gold mining began in the St. Ives area in 1897, with WMC commencing gold mining operations at St. Ives in 1980. Gold Fields acquired the St. Ives gold mining operation from WMC in November 2001.

Geology

The gold deposits of St. Ives are located at the southern end of the Norseman-Wiluna greenstone belt of the West Australian Goldfields Province. In the St. Ives area, the belt consists of Kalgoorlie Group volcanic rocks, Black Flag group felsic volcanic rocks and sediments and a variety of intrusive and overlying post-tectonic sediments. The area is structurally complex, with host rocks metamorphosed to upper greenschist and lower amphibolite facies. Gold mineralization discovered to date is best developed in the mafic-dominated parts of the sequence, hosted in minor structures, including vein arrays, breccia zones and central, quartz-rich and mylonitic parts of shear zones. Deposit styles and ore controls are varied, but deposits are commonly associated with subsidiary structures which splay off the regionally extensive Boulder-Lefroy Fault.

Mining

Gold production takes place over an extensive tenement area at St. Ives. Business Process Reengineering, or BPR initiatives, at the facility are ongoing.

St. Ives has the Lefroy processing plant and SAG mill that treats primary ore. St. Ives previously had a heap leach facility which treated low- and marginal-grade ore. This heap leach facility operated in a residual leach mode during fiscal 2013.

Detailed below are the operating and production results at St. Ives for fiscal 2013, 2012 and 2011.

	Fiscal 2011	Fiscal 2012	Fiscal 2013
Production
Tonnes (‘000)	6,745	7,038	4,763
Recovered grade (g/t)	2.1	2.0	2.6
Gold produced (‘000 oz)	465	450	403
Results of operations ($ million)
Revenues	734.2	752.2	569.0
Total production costs(1)	577.7	575.5	529.1
Total cash costs(2)	409.9	424.1	357.6
Cash profit(3)	324.3	328.1	211.4
Cost per ounce of gold ($)(4)
Total production costs	1,244	1,280	1,314
Total cash costs	882	943	888
Notional cash expenditure per ounce of gold produced ($)(4)(5)	1,192	1,554	1,191
All-in sustaining cost net of by-product revenues per ounce of gold sold ($)(6)	—	1,674	1,215
All-in costs net of by-product revenues per ounce of gold sold ($)(6)	—	1,674	1,215

Notes:

(1)	For a reconciliation of Gold Fields’ total production costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2013 and December 31, 2012—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2012 and December 31, 2011—Costs and Expenses”.
(2)	For a reconciliation of Gold Fields’ total cash costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2013 and December 31, 2012—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2012 and December 31, 2011—Costs and Expenses”.
(3)	Cash profit represents revenues less total cash costs.
(4)	On an equivalent ounce basis.
(5)	For a reconciliation of Gold Fields’ NCE to its production costs for fiscal 2013, 2012 and 2011, see “Operating and Financial Review and Prospects—Costs—Notional Cash Expenditure”.
(6)	For a reconciliation of Gold Fields’ all-in sustaining costs and all-in costs to its production costs for fiscal 2013 and fiscal 2102, see “Operating and Financial Review and Prospects—All-in Sustaining and All-in Costs”. AIC and AISC are calculated per ounce of gold sold, excluding gold equivalent ounces. See “Operating and Financial Review and Prospects—All-in Sustaining and All-in Cost”.

From fiscal 2012 to fiscal 2013, ore processed at St. Ives decreased from 7.038 million tonnes to 4.763 million tonnes, respectively, due to cessation of crushing at the heap leach facility. Gold production decreased by 10.4% to 0.403 million ounces in fiscal 2013 compared to 0.450 million ounces achieved during fiscal 2012 due to cessation of crushing and stacking at the heap leach facility and lower grade open pit material mined and processed. Cash costs decreased 5.8% from U.S.$943 per ounce in fiscal 2012 to U.S.$888 per ounce in fiscal 2013 due to cost saving initiatives.

Assuming that Gold Fields does not increase or decrease reserves estimates at St. Ives and that there are no changes to the current mine plan, St. Ives’ December 31, 2013 proven and probable reserves of 2.0 million ounces will be sufficient to maintain production through approximately fiscal 2019. However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management”, there are numerous factors which can affect reserve estimates and the mine plan, which could thus materially change the life of mine.

St. Ives is engaged in underground mining and in both open pit and production stockpile surface mining, and is thus subject to all of the underground and surface mining risks discussed in “Risk Factors”. The primary safety risk at St. Ives is falls of ground at the underground operations, which is addressed through the use of ground support, paste filling of open stopes and sequencing of mine operations to improve overall stability of the ground.

No fatalities were recorded in fiscal 2011, 2012, 2013 and to date. On a calendar year basis, the LTIFR (see “Defined Terms and Conventions”) for fiscal 2011, fiscal 2012 and fiscal 2013 was 2.86, 3.49 and 21.95 lost time injuries per million hours worked, respectively. Beginning in fiscal 2013, the LTIFR at each operation includes restricted work injuries. As a result, the LTIFR for fiscal 2013 may not be comparable with the LTIFR for prior years. The TRIFR (see “Defined Terms and Conventions”) for fiscal 2013 was 24.02 injuries for every million hours worked.

There were no strikes or material work stoppages at St. Ives in fiscal 2013 or to date in fiscal 2014.

Processing

The table below sets forth year commissioned, processing techniques and processing capacity per month, as well as average tonnes milled per month and metallurgical recovery factors during fiscal 2013, for each of the plants at St. Ives.

Processing Techniques

Plant	Year commissioned	Comminution phase	Treatment phase	Capacity(1)	Average milled for fiscal 2013	Approximate recovery factor for fiscal 2013(2)
				(tonnes/month)
Lefroy Plant	2005	Single-stage crushing and SAG milling	CIP	375,000	397,000	93%

Notes:

(1)	Nameplate capacity as designed. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.
(2)	Percentages are rounded to the nearest whole percent.

Capital Expenditure

Gold Fields spent approximately A$96 million on capital expenditures at St. Ives in fiscal 2013 primarily on mine development (excluding A$22 million spent on exploration and A$19 million on capital waste, which are expensed). Gold Fields has budgeted approximately A$52 million for capital expenditures at St. Ives in fiscal 2014 (excluding A$20 million spent on exploration and capital waste mining of A$59 million, which is expensed). These funds are principally earmarked for underground development and capital works.

Agnew/Lawlers

Introduction

Agnew is located 23 kilometers west of Leinster, approximately 375 kilometers north of Kalgoorlie and 630 kilometers northwest of Perth, Western Australia. The Agnew mine is contiguous to the newly acquired Lawlers Mine. Together, Agnew and Lawlers hold exploration licenses, prospecting licenses and mining leases covering a total area of approximately 82,000 hectares. During 2013, a single lode was actively exploited from within the Waroonga underground complex – Kim South, while at New Holland, ore mined during the fourth quarter of fiscal 2013 came from the Gensis 500 and Sheba ore bodies. Agnew has one metallurgical plant and is serviced by sealed road infrastructure to the mine gate. Supplies are generally trucked in from Perth or Kalgoorlie. Agnew is largely a fly-in fly-out operation with local services, including air transport with a sealed runway and accommodation, provided pursuant to an arrangement with a nearby major mining company. Agnew has access to electricity pursuant to a contract with the same major mining company as St. Ives which expired on March 31, 2014 and which has been extended by interim agreements until a final supply agreement can be agreed. The bulk of the water is supplied from the mining operations and recovered from the in-pit tailings facility and previously mined pits. Following the acquisition of the Yilgarn South Assets, Gold Fields is in the process of integrating Agnew with the contiguous Lawlers mining operations. As part of this integration, Gold Fields closed the Lawlers processing plant. Ore from Lawlers is now processed at the Agnew plant.

At the time of purchase, Lawlers operated two underground mines, New Holland and Fairyland, located approximately 20 kilometers apart with a centrally located process plant. The Fairyland operation was uneconomic and was closed shortly after the acquisition. The New Holland underground mine remains in operation. The Lawlers accommodation camp is located 15 kilometers south of the New Holland Mine.

History

Gold was discovered at Agnew in 1895 and production was intermittent until WMC acquired the operation in the early 1980s and constructed the current mill in 1986. Since that time, numerous open pits and underground operations have been mined.

Gold was discovered around the same time at Lawlers. In 1984 Forsayth NL purchased the Great Eastern lease and constructed the Lawlers processing plant, or the Lawlers Mill. Modern open pit mining commenced in 1986. Genesis open pit mining commenced in 1991 with Fairyland open pit mining commencing in 1997. New Holland underground mine opened in 1998 and in 2001 Barrick acquired Lawlers as part of its merger with Homestake. In 2013, Gold Fields purchased Lawlers from Barrick, mining was stopped at Fairyland and the Lawlers Mill was placed on care and maintenance.

Geology

The Agnew and Lawlers deposits are located within the northwest portion of the Norseman-Wiluna greenstone belt of the Western Australian Goldfields. This greenstone belt consists of an older sequence of ultramafic flows, gabbros, basalts, felsic volcanics and related sedimentary rocks. The rocks are folded about the large, moderately north plunging Lawlers Anticline. The Agnew deposits are located on the western limb of this anticline, and major deposits discovered to date lie on sheared contacts between stratigraphic units. The anticline is cut by north-northeast trending faults such as the Waroonga and East Murchison Unit shear zones. The Lawlers deposits occur along the eastern limb of the Lawlers Anticline with the main Genesis-New Holland deposit located within the Scotty Creek Sediments west of Waroonga.

Mining

The principal production source in fiscal 2013 at Agnew was the Waroonga underground mining complex. The northern cutback of the Songvang open pit was completed in 2012 and this ore has supplemented underground feed to the Agnew Mill. The Waroonga Underground Complex included underground mining of the Kim South ore body and Gold Fields expects that the Waroonga complex will remain the principal production source in fiscal 2014. The mining method involves longhole open stoping with paste filling. Access to the ore body is through a decline tunnel which accommodates workers, materials and equipment. Waroonga underground performance averaged 50,000 tonnes per month in fiscal 2013. Mining depth at Waroonga’s development decline was 1,185 meters, with stoping performed to 1,080 meters below surface.

At New Holland, ore mined during the fourth quarter of fiscal 2013 was sourced from the Genesis 500 and Sheba ore bodies and carted to the Agnew Mill. Historically the New Holland underground mine has had annual production of approximately 560,000 tonnes. The selection of the stoping method is dependent upon the geometry of the ore structure. Two primary methods are employed: uphole retreat open stoping and room and pillar longhole. Mining depths are currently 300 to 750 meters vertical below surface. Access to the mine is via two declines.

At both Waroonga and New Holland ore is trucked to a mine ore pad located at the base of either the Waroonga or New Holland open pits, where it is then hauled to the Agnew processing facility using haul trucks operated by a contractor.

Detailed below are the operating and production results at Agnew for fiscal 2013, 2012 and 2011. Fiscal 2013 amounts include Lawlers amounts during the fourth quarter.

	Fiscal 2011	Fiscal 2012	Fiscal 2013(1)
Production
Tonnes (‘000)	935	943	974
Recovered grade (g/t)	6.5	5.8	6.9
Gold produced (‘000 oz)	194	177	216
Results of operations ($ million)
Revenues	313.1	294.4	302.8
Total production costs(2)	179.6	190.4	204.9
Total cash costs(3)	149.3	152.7	146.4
Cash profit(4)	163.8	141.7	156.4
Cost per ounce of gold ($)(5)
Total production costs	926	1,078	950
Total cash costs	769	864	679
Notional cash expenditure per ounce of gold produced ($)(5)(6)	1,105	1,205	892
All-in sustaining cost net of by-product revenues per ounce of gold sold ($)(8)	—	1,242	901
All-in costs net of by-product revenues per ounce of gold sold ($)(7)	—	1,242	901

Notes:

(1)	Including Lawlers since acquisition on October 1, 2013.
(2)	For a reconciliation of Gold Fields’ total production costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2013 and December 31, 2012—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2012 and December 31, 2011—Costs and Expenses”.
(3)	For a reconciliation of Gold Fields’ total cash costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2013 and December 31, 2012—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2012 and December 31, 2011—Costs and Expenses”.
(4)	Cash profit represents revenues less total cash costs.
(5)	On an equivalent ounce basis.
(6)	For a reconciliation of Gold Fields’ NCE to its production costs for fiscal 2013, 2012 and 2011, see “Operating and Financial Review and Prospects—Costs—Notional Cash Expenditure”.
(7)	For a reconciliation of Gold Fields’ all-in sustaining costs and all-in costs to its production costs for fiscal 2013 and fiscal 2012, See “Operating and Financial Review and Prospects—All-in Sustaining and All-in Cost”. AIC and AISC are calculated per ounce of gold sold, excluding gold equivalent ounces. See “Operating and Financial Review and Prospects—All-in Sustaining and All-in Cost”.

From fiscal 2012 to fiscal 2013, tonnes of ore processed at Agnew increased from 0.943 million tonnes to 0.974 million tonnes and included ore from Kim lode and Songvang stockpiles and from New Holland at Lawlers during the fourth quarter of fiscal 2013. Gold production increased to 0.216 million ounces in fiscal 2013 compared to 0.177 million ounces in fiscal 2012 due to higher grade Kim ore being mined and the inclusion of New Holland ore during the fourth quarter of fiscal 2013. Total cash cost per ounce decreased to $679 per ounce in fiscal 2013 from $864 per ounce in fiscal 2012 in U.S. dollar terms due to a revised mine plan and cost cutting initiatives implemented during the fourth quarter of 2012.

Assuming that Gold Fields does not increase or decrease reserves estimates at Agnew and that there are no changes to the current mine plan at Agnew or Lawlers, Agnew’s December 31, 2013 proven and probable reserves at 0.714 million ounces will be sufficient to maintain production through approximately fiscal 2018 and Lawlers’ December 31, 2013 proven and probable reserves at 0.238 million ounces will be sufficient to maintain production through approximately fiscal 2018. However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management,” there are numerous factors which can affect reserve estimates and the mine plan, which could thus materially change the life of mine.

Agnew engaged in underground mining and reclaiming stockpiles arising from the mined out Songvang operation. Agnew is thus subject to all of the underground and surface mining risks discussed in “Risk Factors”. The primary safety risk at Agnew is falls of ground at the underground operations, which is addressed through the use of ground support, paste filling of open stopes and sequencing of mine operations to improve overall stability of the ground. The primary safety risk at Lawlers is falls of ground at the underground operations, which is addressed through the use of ground support and sequencing of mine operations to improve stability of the ground.

There were no fatalities at Agnew in fiscal 2011, fiscal 2012 and fiscal 2013 and to date. On a calendar year basis, the LTIFR (see “Defined Terms and Conditions”) for fiscal 2011, fiscal 2012 and fiscal 2013 was 2.72, 3.93 and 14.58 lost time injuries per million hours worked, respectively. Beginning in fiscal 2013, the LTIFR at each operation includes restricted work injuries. As a result, the LTIFR for fiscal 2013 may not be comparable with the LTIFR for prior years. The TRIFR (see “Defined Terms and Conventions”) for fiscal 2013 was 21.88 injuries per million hours worked. The TRIFR at the Lawlers mining operations for the three months ended December 31, 2013 was 29.69 injuries per million hours worked. The Lawlers mining operations have been consolidated with Agnew as of October 1, 2013.

There were no strikes or material work stoppages at Agnew in fiscal 2013 and to date.

Processing

All processing at Agnew is provided through by a single processing facility. The following table sets forth year commissioned, processing techniques and processing capacity per month, as well as average tonnes milled per month and the metallurgical recovery factor during the fiscal year ended December 31, 2013 for the plant. The Lawlers Mill was placed on a care and maintenance basis after existing stockpiles were treated shortly after the acquisition was completed.

Processing Techniques

Plant	Year commissioned	Comminution phase	Treatment phase	Capacity(1)	Average milled for fiscal 2013	Approximate recovery factor for fiscal 2013(2)
				(tonnes/month)
Agnew Mill	1986	Two-stage ball milling	CIP treatment	100,000	81,000	93%

Notes:

(1)	Nameplate capacity as stated by the manufacturer. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.
(2)	Percentages are rounded to the nearest whole percent.

Capital Expenditure

Gold Fields spent approximately A$49 million on capital expenditures at Agnew in fiscal 2013, primarily on mine development and capital works (excluding A$5 million spent on exploration, which is expensed). Gold

Fields has budgeted approximately A$73 million for capital expenditures at Agnew for fiscal 2014 (excluding A$13 million for exploration, which is expensed), primarily for mine development, capital works and exploration.

Granny Smith

Introduction

Granny Smith is located approximately 400 kilometers northeast of the town of Kalgoorlie in the Laverton Region in the Eastern Yilgarn Crater in Western Australia. Granny Smith is situated at an elevation of 400 meters above sea level.

Granny Smith is located 27 kilometers southwest of the town of Laverton and is accessible via the Mt. Weld Road. Laverton is 950 kilometers southeast by sealed road from Perth, and 400 kilometers south by sealed road to Kalgoorlie. Granny Smith holds exploration licenses, prospecting licenses and mining leases covering a total area of approximately 32,028 hectares.

The operation runs on a fly-in fly-out basis with variable rosters. A well-maintained unsealed airstrip located approximately 8 kilometers northeast of the camp provides air access from Perth for the majority of employees. Flights are made on weekdays and the average flight time is approximately two hours.

History

The Granny Smith deposits were discovered in 1987. In 1989, mining at Granny Smith commenced in the Granny Smith pit and continued in subsequent years, with the development of a series of open pits, including Wallaby. In 1990, the first gold from Granny Smith was poured. In 1998 the Wallaby deposit was discovered 11 kilometers southwest of Granny Smith. In November 2001, the first Wallaby ore was delivered to the mill.

The Wallaby Open Pit was mined from October 2001 until December 2006. Underground mining at Wallaby commenced in December 2005 and is ongoing.

Geology

The Laverton region, located in the Eastern Yilgarn Craton in Western Australia, is second only to the Kalgoorlie region for gold endowment. At a regional scale, the map patterns of Laverton are dominated by the Mt. Margaret Dome in the northwest and the Kirgella Dome in the southeast. These domes are flanked to the east and west by north-northwest-striking shear zones, and the central zone between the two domes is dominated by north to north-northeast-striking sigmoidal shear zones. These distinctly different strikes to the shear zones developed early in the tectonic evolution and resulted in a favorable architecture for late-stage orogenic gold mineralization.

Mining

The Wallaby underground operation has been in full operation since December 2005. Access to the Wallaby underground mine is via a portal established within the completed Wallaby open pit. The mine operation is trackless, with truck haulage from underground via the ramp to the surface.

The Wallaby underground mine is currently designed to exploit its six stacked mineralized lodes to a depth of 1.1 kilometers. The deeper lodes are known as Wallaby Deeps.

Two primary underground mining methods are used, with minor adjustments to suit localized geometry. Inclined room and pillar is used in areas with a moderate dip and moderate width zones, and transverse longhole stoping is used in zones which are thicker (six to 15 meters) with variable dips. Two other mining methods are used to a lesser extent. Narrow vein longhole stoping may be utilized in some areas with the benefit of reduced planned footwall dilution, and bulk longhole stoping is used in thicker zones under varying dip conditions.

Detailed below are the operating and production results at Granny Smith for the three months ended December 31, 2013 (the period of Gold Fields’ ownership of the mine in fiscal 2013).

Three months ended December 31, 2013
Production
Tonnes (‘000)	330
Recovered grade (g/t)	5.9
Gold produced (‘000 oz)(1)	62
Results of operations ($ million)
Revenues	82.3
Total production costs(2)	67.7
Total cash costs(3)	50.5
Cash profit(4)	31.9
Cost per ounce of gold ($)(5)
Total production costs	1,089
Total cash costs	811
Notional cash expenditure per ounce of gold produced ($)(5)(6)	926
All-in sustaining cost net of by-product revenues per ounce of gold sold ($)(7)	879
All-in costs net of by-product revenues per ounce of gold sold ($)(7)	879

Notes:

(1)	In fiscal 2013, production is reported from October 1, 2013, the date on which Gold Fields effectively acquired the mine.
(2)	For a reconciliation of Gold Fields’ total production costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2013 and December 31, 2012—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2012 and December 31, 2011—Costs and Expenses”.
(3)	For a reconciliation of Gold Fields’ total cash costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2013 and December 31, 2012—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2012 and December 31, 2011—Costs and Expenses”.
(4)	Cash profit represents revenue less total cash costs.
(5)	On an equivalent ounce basis.
(6)	For a reconciliation of Gold Fields’ NCE to its production costs for fiscal 2013, 2012 and 2011, see “Operating and Financial Review and Prospects—Costs—Notional Cash Expenditure”.
(7)	For a reconciliation of Gold Fields’ all-in sustaining costs and all-in costs to its production costs for fiscal 2013, See “Operating and Financial Review and Prospects—All-in Sustaining and All-in Cost”. AIC and AISC are calculated per ounce of gold sold, excluding gold equivalent ounces. See “Operating and Financial Review and Prospects—All-in Sustaining and All-in Cost”.

In the three months ended December 31, 2013, ore processed at Granny Smith amounted to 0.330 million tonnes. Gold production was 0.062 million ounces in the three months ended December 31, 2013. Cash costs were U.S.$50.5 million in the three months ended December 31, 2013.

Assuming that Gold Fields does not increase or decrease reserves estimates at Granny Smith and that there are no changes to the current mine plan, Granny Smith’s December 31, 2013 proven and probable reserves of 0.8 million ounces will be sufficient to maintain production through approximately fiscal 2020. However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management”, there are numerous factors which can affect reserve estimates and the mine plan, which could thus materially change the life of mine.

Granny Smith is engaged in underground mining and production stockpile surface mining, and is thus subject to all of the underground and surface mining risks discussed in “Risk Factors”. The primary safety risk at Granny Smith is falls of ground at the underground operations, which is addressed through the use of ground support, backfilling of open voids and sequencing of mine operations to improve overall stability of the ground.

No fatalities were recorded in the three months ended December 31, 2013 and to date. The LTIFR (see “Defined Terms and Conventions”) for the three months ended December 31, 2013 was 5.31 (including restricted work cases) injuries per million hours worked. The TRIFR (see “Defined Terms and Conventions”) for the three months ended December 31, 2013 was 5.31 injuries per million hours worked.

There were no strikes or material work stoppages at Granny Smith in the three months ended December 31, 2013 or to date in fiscal 2014.

Processing

The Granny Smith processing plant consists of two parallel crushing circuits, SAG and ball milling, leach and CIP circuits and a gravity tailings retreatment circuit to concentrate and fine-grind sulphide minerals, primarily pyrite, for gold recovery. As the processing plant is capable of treating much higher tonnages than the Wallaby underground mine can supply, not all of the installed equipment is required for the processing of the Wallaby underground ore.

The table below sets forth year commissioned, processing techniques and processing capacity per month, as well as average tonnes milled per month and metallurgical recovery factors during the three months ended December 31, 2013, for the plant at Granny Smith.

Processing Techniques

Plant	Year commissioned	Comminution phase	Treatment phase	Capacity(1)(2)		Average milled for the three months ended December 31, 2013	Approximate recovery factor for the three months ended December 31, 2013(3)
				(tonnes/month)
Granny Smith Processing Facility	1990	Crushing and SAG and Ball milling	Leaching/CIP, gravity circuit and refinery	283,000	(4)	110,000	91%

Notes:

(1)	Nameplate capacity as stated by the manufacturer. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.
(2)	The plant has gone through a number of upgrades and re-configurations over the years and has treated ore from different sources. The throughput capacity is in excess of three million tonnes per annum, however it is currently operated on a campaign basis of up to approximately 1.5 million tonnes per annum, and is only used to treat the ore from the Wallaby underground mine. In addition to the approximately 1.5 million tonnes treated by the plant in fiscal 2013, a further 0.97 million tonnes was toll treated, giving a total of approximately 2.48 million tonnes for fiscal 2013.
(3)	Percentages are rounded to the nearest whole percent.
(4)	In 2013, the processing plant treated 3.4 million tons of ore for the year, both toll-treated and Wallaby.

Capital Expenditure

Gold Fields spent approximately A$8 million on capital expenditures at Granny Smith post-acquisition, through the end of fiscal 2013, primarily on capital mining and development. Gold Fields has budgeted approximately A$43 million for capital expenditures at Granny Smith in fiscal 2014 (excluding A$12 million spent on exploration, which is expensed). These funds are principally earmarked for processing, mining and development.

Darlot

Introduction

Darlot is located in the Eastern Yilgarn Craton, approximately 55 kilometers southeast of Leinster and some 700 kilometers northeast of Perth in Western Australia. It holds exploration licenses, prospecting licenses and mining leases covering a total area of approximately 12,500 hectares. Darlot is currently an underground operation. The Darlot operation obtains electricity pursuant to a contract with an electricity generating contractor that expires in March 2015 and has access to water, rail, air and road infrastructure. Consumables and supplies are trucked in locally from both Perth and Kalgoorlie.

History

Gold was first discovered in the Lake Darlot region in an alluvial field in late 1894, which triggered a gold rush that lasted until 1913. Initial mining focused on alluvial deposits and production from these areas is poorly documented.

Modern exploration commenced in the late 1970s and focused on a re-evaluation of historical mining camps, and extensions and repetitions of known mineralized veins.

During August 1996, while diamond drilling a 320 meter by 320 meter step-out program, a drill hole intersected a 33 meter section at a grade of 8.0g/t Au. This discovery drill hole for the Centenary orebody was approximately 1.2 kilometers east of the Darlot open pit. Underground development to the Centenary orebody from Darlot was initiated during December 1996 and by December 1998 stoping activities commenced. The Centenary orebody thereafter became the primary production source.

Geology

Darlot is located in the Eastern Yilgarn Craton in Western Australia. The Yilgarn Craton is Archean-aged and comprises north-northwesterly trending greenstone belts and granitic intrusions. The Darlot Centenary deposit is located within the Mount Margaret mineral field which lies to the southern end of the Yandal Greenstone Belt.

The Centenary orebody is located approximately 1.2 kilometers east of the Darlot open pit and has been defined from approximately 150 to 700 meters below surface. Gold mineralization occurs within sub-horizontal to 20 degree westerly dipping stacked quartz veins bounded to the west by the Oval Fault and to the east by the Lords Fault.

Mining

The underground mine is accessed via two portals within the Darlot open pit, namely the Centenary and Millennium declines. A third decline named Federation with access to the underground mine is accessed from the Centenary decline. The mine is sub-divided into two mining areas, the Darlot lodes and Centenary orebody. The former is the down-dip extension of lodes, mined in the pit whereas the latter is located approximately 1.2 kilometers from the open pit. The Darlot lodes and Centenary orebody are further sub-divided into various lodes and mining areas. A number of laddered raises connect levels to a fresh air base and declines. Decline and lateral development is by electro-hydraulic twin boom jumbos. Ore is transported to the processing plant by haul trucks operating through the two declines. Gold production takes place at Darlot solely from underground operations.

Detailed below are the operating and production results at Darlot for the three-month period from October 1, 2013 to December 31, 2013 (the period of Gold Fields’ ownership of the mine in fiscal 2013).

Three months ended December 31, 2013
Production
Tonnes (‘000)	158
Recovered grade (g/t)	3.9
Gold produced (‘000 oz)(1)	20
Results of operations ($ million)
Revenues	26.0
Total production costs(2)	20.1
Total cash costs(3)	21.1
Cash profit(4)	4.8
Cost per ounce of gold ($)(5)
Total production costs	1,022
Total cash costs	1,071
Notional cash expenditure per ounce of gold produced ($)(5)(6)	1,202
All-in sustaining cost net of by-product revenues per ounce of gold sold ($)(7)	1,162
All-in costs net of by-product revenues per ounce of gold sold ($)(7)	1,162

Notes:

(1)	In fiscal 2013, production is reported from October 1, 2013, the date on which Gold Fields effectively acquired the mine.
(2)	For a reconciliation of Gold Fields’ total production costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2013 and December 31, 2012—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2012 and December 31, 2011—Costs and Expenses”.
(3)	For a reconciliation of Gold Fields’ total cash costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2013 and December 31, 2012—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2012 and December 31, 2011—Costs and Expenses”.
(4)	Cash profit represents revenue less total cash costs.
(5)	On an equivalent ounce basis.
(6)	For a reconciliation of Gold Fields’ NCE to its production costs for fiscal 2013, 2012 and 2011, see “Operating and Financial Review and Prospects—Costs—Notional Cash Expenditure”.
(7)	For a reconciliation of Gold Fields’ all-in sustaining costs and all-in costs to its production costs for fiscal 2013, See “Operating and Financial Review and Prospects—All-in Sustaining and All-in Cost”. AIC and AISC are calculated per ounce of gold sold, excluding gold equivalent ounces. See “Operating and Financial Review and Prospects—All-in Sustaining and All-in Cost”.

In the three months ended December 31, 2013, ore processed at Darlot was 0.158 million tonnes. Gold production was 0.020 million ounces in the three months ended December 31, 2013. Cash costs were U.S.$21.1 million in the three months ended December 31, 2013.

Assuming that Gold Fields does not increase or decrease reserves estimates at Darlot and that there are no changes to the current mine plan, Darlot’s December 31, 2013 proven and probable reserves of 0.2 million ounces will be sufficient to maintain production through approximately fiscal 2015. However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management”, there are numerous factors which can affect reserve estimates and the mine plan, as Darlot is engaged in underground mining and is thus subject to all of the underground mining risks discussed in “Risk Factors”. The primary safety risk at Darlot is falls of ground at the underground operations, which is addressed through the use of ground support and sequencing of mine operations to improve overall stability of the ground.

No fatalities were recorded in the three months ended December 31, 2013 and to date. The LTIFR (see “Defined Terms and Conventions”) for the three months ended December 31, 2013 was 0.00 (including restricted work cases) injuries per million hours worked. The TRIFR (see “Defined Terms and Conventions”) for the three months ended December 31, 2013 was 11.9 injuries per million hours worked.

There were no strikes or material work stoppages at Darlot in the three months ended December 31, 2013 or to date in fiscal 2014.

Processing

Darlot has a mill that treats primary ore. The table below sets forth year commissioned, processing techniques and processing capacity per month, as well as average tonnes milled per month and metallurgical recovery factors during the three months ended December 31, 2013, for the plant at Darlot.

Processing Techniques

Plant	Year commissioned	Comminution phase	Treatment phase	Capacity(1)	Average milled for three months ended December 31, 2013	Approximate recovery factor for three months ended December 31, 2013(2)
				(tonnes/month)
Darlot Mill	1988	Three stage crushing and two stage ball mills	CIL	64,000	53,000	93%

Notes:

(1)	Nameplate capacity as stated by the manufacturer. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.
(2)	Percentages are rounded to the nearest whole percent.

Capital Expenditure

Gold Fields spent approximately A$1 million on capital expenditures at Darlot post-acquisition, through the end of fiscal 2013, primarily on development. Gold Fields has budgeted approximately A$6 million for capital expenditures at Darlot in fiscal 2014 (excluding A$7 million spent on exploration, which is expensed). These funds are principally earmarked for development.

Far Southeast Scoping Study

In September 2010, Gold Fields entered into two option agreements with Lepanto, the 60% owner, and Liberty, the 40% owner of the gold-copper FSE in the Philippines, granting Gold Fields an option to acquire a total 60% interest in FSE for a total consideration of $340 million, or the Liberty and Lepanto options. After paying option fees of $10 million and making two down-payments of $44 million and $66 million in September 2010 and September 2011 respectively. In March 2012, Gold Fields exercised its 40% option and acquired Liberty’s 40% interest in FSE after making a further $110 million payment. Gold Fields continues to hold its option to acquire an additional 20% stake in FSE from Lepanto for a further $110 million, which, if exercised, would increase its total interest in FSE to 60%.

The Liberty and Lepanto options were initially granted to Gold Fields for the later of 18 months from signature in September 2010 or the date of receiving a FTAA for the project. A FTAA license allows a foreign corporation to control a majority interest in a Philippine mining project. Notwithstanding this provision, Gold Fields had the discretion to exercise either option prior to the FTAA being granted as it did by exercising its Liberty option to acquire ownership of 40% of FSE.

The FTAA application for the FSE project was filed in November 2011. The application requires FPIC of the Kankana-ey indigenous people for Gold Fields’ exploration activities. In July 2013, the Kankana-ey people’s elders voted in favor of FPIC for the project. Negotiations are ongoing to agree a memorandum of agreement with the communities. Following receipt of the FPIC, Gold Fields is focused on securing a FTAA and targets completion of the FTAA process in 2015.

The Group commenced a pre-feasibility study focusing on extraction through bulk underground mining methods in fiscal 2012. A total of approximately 166,000 meters has been drilled on the project with Gold Fields having drilled approximately 102,000 meters since acquiring an interest and the balance of the drilling by Lepanto. A maiden mineral resource was declared in 2012. Following the review of Gold Fields’ GIP division, pre-feasibility studies at FSE were suspended in the fourth quarter of 2013. Gold Fields continues to pursue the FTAA process.

Americas Operations

Gold Fields owned a 92% voting interest (80.7% economic interest) in the Cerro Corona mine through its shareholding in La Cima. Gold Fields increased its economic interest in La Cima to 98.5% in 2011 through a voluntary offer to minority shareholders in La Cima and to the present 99.53% through a reduction in capital carried out in December 2013. Following the review of the GIP division, Gold Fields relocated its exploration projects to its existing regional structures. As part of this restructuring, the Woodjam Project, Salares Norte and Piedra, and the Chucapaca Feasibility Study were relocated to Americas operations.

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

Geology

The Cerro Corona gold-copper deposit is hosted by a 600- to 700-meter diameter sub-vertical cylindrical-shaped quartz diorite porphyry stock emplaced into mid-Cretaceous limestone and marls and siliclastic rocks. Within the porphyry, gold-copper mineralization is primarily hosted by extensive zones of stockwork veining. There are at least two phases of diorite placement, only one of which is mineralized. The non-mineralized diorite is generally regarded as the last phase, and is referred to as “barren core.” The latest re-modeling suggests that the Cerro Corona porphyry is probably composed of four or five satellite stocks with the last two being barren. The intrusive has been emplaced at the intersection of Andean-parallel and Andeannormal (transandean) structures. Supergene oxidation and leaching processes at Cerro Corona have led to the development of a weak to moderate copper enrichment blanket, allowing for the subdivision of the deposit, from the surface downward, into an oxide zone, a mixed oxide-sulphide zone, a secondary enriched (supergene) sulphide zone and a primary (hypogene) sulphide zone.

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

The single largest contractor employer is San Martin Contratistas Generales S.A., or San Martin. San Martin carries out all mining activities. All mine planning, excavation and head grade and engineering specifications to meet the required design performance through the life of mine are directly managed by La Cima personnel. Other contractors provide camp administration and catering, security, safety and laboratory operations. In addition, an average of approximately 500 temporary contractors per month are involved in the construction program at the tailings facility

Detailed below are the operating and production results at Cerro Corona in fiscal 2011, 2012 and fiscal 2013.

	Fiscal 2011	Fiscal 2012	Fiscal 2013
Production
Tonnes (‘000)	6,593	6,513	6,571
Gold Head grade (g/t)	1.22	1.24	1.13
Copper Head grade (%)	0.74	0.68	0.55
Combined yield (g/t)	1.8	1.6	1.5
Gold produced (‘000 oz)	161	170	159
Copper produced (‘000 tonnes)	39	36	30	(1)
Gold equivalent ounces (‘000 eq oz)	383	342	317
Results of operations ($ million)
Revenues	560.5	556.6	390.9
Total production costs (2)	242.1	230.5	203.9
Total cash costs(3)	171.1	171.6	149.9
Cash profit(4)	389.4	385.0	241.0
Cost per ounce of gold ($)(5)
Total production costs	632	658	659	(6)
Total cash costs	447	490	484	(6)
Notional cash expenditure per ounce of gold produced ($)(7)	604	774	683	(7)
All-in sustaining cost net of by-product revenue per ounce of gold sold ($)(8)	—	66	194
All-in costs net of by-product revenue per ounce of gold sold ($)(8)	—	66	194
All-in sustaining cost gross of by-product revenue per equivalent ounce of gold sold ($)(8)	—	811	707
All-in costs gross of by-product revenue per equivalent ounce of gold sold ($)(8)	—	811	707

Notes:

(1)	Equates to 159,000 ounces on a gold equivalent basis at a price of $1,421 per ounce of gold and $7,335 per tonne of copper.
(2)	For a reconciliation of Gold Fields’ total production costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2013 and December 31,2012—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2012 and December 31, 2011—Costs and Expenses”.
(3)	For a reconciliation of Gold Fields’ total cash costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2013 and December 31, 2012—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2012 and December 31, 2011—Costs and Expenses”.
(4)	Cash profit represents revenues less total cash costs.
(5)	On an equivalent ounce basis.
(6)	Calculated on the basis of a total of 309,473 ounces of gold and gold equivalent sold.
(7)	Calculated on the basis of a total of 316,708 ounces of gold and gold equivalent produced. For a reconciliation of Gold Fields’ NCE to its production costs for fiscal 2013, see “Operating and Financial Review and Prospects—Costs—Notional Cash Expenditure”.
(8)	For a reconciliation of Gold Fields’ all-in sustaining costs and all-in costs to its production costs for fiscal 2013 and fiscal 2012, see “Operating and Financial Review and Prospects—All-in Sustaining and All-in Cost”. AIC and AISC are calculated on a per ounce of gold basis, net of by-product revenues as well as on a per ounce of gold equivalent basis, gross of by-product revenues. See “Operating and Financial Review and Prospects—All-in Sustaining and All-in Cost”.

Assuming that Gold Fields does not increase or decrease reserve estimates at Cerro Corona and that there are no changes to the current mine plan, Cerro Corona’s December 31, 2013 proven and probable reserves of 2.0 million ounces of gold and 712 million pounds of copper (of which, 2.0 million ounces of gold and

708 million pounds of copper are attributable to Gold Fields, with the remainder attributable to non-controlling shareholders at La Cima) will be sufficient to maintain production through approximately fiscal 2024. However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management”, there are numerous factors that can affect reserve estimates and the mine plan, which could thus materially change the life of mine.

The Cerro Corona mine involves open pit mining, and is thus subject to all of the risks associated with open pit mining discussed in “Risk Factors”. There was one fatality at Cerro Corona in fiscal 2013 and none to date in fiscal 2014. On a calendar year basis, the LTIFR (See “Defined Terms and Conventions”) at Cerro Corona for fiscal 2011, fiscal 2012 and fiscal 2013 was 0.18, 0.00 and 0.17 lost time injuries for every million hours worked, respectively. Beginning in fiscal 2013, the LTIFR at each operation includes restricted work injuries. As a result, the LTIFR for fiscal 2013 may not be comparable with the LTIFR for prior years. The TRIFR (see “Defined Terms and Conventions”) for fiscal 2013 was 0.34 injuries per million hours worked.

La Cima did not experience any work stoppages in fiscal 2013.

Processing

The following table sets forth year commissioned, processing techniques and processing capacity per month, for the processing plant at Cerro Corona:

Processing Techniques

Plant	Year commissioned	Comminution phase	Treatment phase	Capacity(1)	Average milled for fiscal 2013	Approximate recovery factor for fiscal 2013(2)
	(tonnes/month)
Main Plant	2008	SAG/ball milling	Conventional sulphide floatation circuit	560,000	547,600	Gold 69% Copper 86%

Notes:

(1)	Nameplate capacity as designed. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.
(2)	Percentages are rounded to the nearest whole percent.

Capital Expenditure

Gold Fields spent approximately U.S.$56 million on capital expenditures at Cerro Corona in fiscal 2013, consisting primarily of construction of the tailings dam and completion of improvements of the process plant facilities. Gold Fields has budgeted approximately U.S.$69 million for capital expenditures at Cerro Corona for fiscal 2014, primarily on the tailings facility and implementation of jam crushers in the grinding circuits of the processing plant.

Woodjam Project

In central British Columbia, Canada, Gold Fields holds the Woodjam project for copper-gold porphyry deposits. The project comprises two separate joint venture agreements with Consolidated Woodjam Copper Corp to earn up to a 70% interest. The properties comprise 56,800 hectares covering several known porphyry copper and gold targets. Additional prospective third party concessions totaling 2,150 hectares within the project area were optioned during 2011 and have been incorporated into the joint venture. In July 2011, Gold Fields also signed a joint venture agreement to earn up to a 70% interest of the nearby 8,902 hectare Redgold copper-gold property which is owned by two private individuals.

In January 2011, the Woodjam project was promoted to the advanced drilling stage based on positive results of the initial drilling programs. Gold Fields completed a conceptual mining study for the project and the maiden copper-gold resource for the South East zone as first reported in February 2012, which was further updated in 2013 following completion of additional infill and extensional drilling programs during 2012. Following the review of the Group’s GIP division, the Woodjam project has been earmarked for disposal due to the current market environment. Pending the sale, Gold Fields has reduced the Woodjam project’s holding costs.

Salares Norte and Piedra

In Chile, Gold Fields exercised an option, as part of an agreement, in February 2012 to acquire 100% of two properties, Salares Norte and Piedra, from SBX Asesorias e Inversiones, a private Chilean company, and the concessions were registered under the name Minera Gold Fields Salares Norte Limitada, a wholly owned subsidiary of Gold Fields. The project was promoted to “Advanced Drilling” status in July 2012. A drilling program commenced in October 2012 to define limits and potential extensions to the mineralization with the aim of reporting a maiden resource on the project by the end of 2013. This resource forms the basis for an Interim Scoping Study which is expected to be completed in the first half of 2014.

In May 2011, an option agreement was signed with S.L.M. Rio Baker, a private Chilean company, which grants Gold Fields the option to acquire 100% of the Rio Baker property, which is adjacent to Salares Norte. Target definition work was completed in early 2012 and initial drilling of targets identified commenced in late 2012 as part of the drilling program described for Salares Norte.

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

During the second half of 2013, a new scoping study was started to investigate an underground mining option with initial positive results. Further underground exploration will be required to provide more accurate data to support the underground model. Activity in fiscal 2014 will be limited to advancing the land acquisition program for the project.

Growth and International Projects

In September 2013, Gold Fields decided to disband its GIP division, significantly downscale all associated growth activities and reallocate remaining activities to the existing regional structures. See “Information on the Company—Gold Fields’ Mining Operations—South African Operations”, “Information on the Company—Gold Fields’ Mining Operations—West Africa Operations”, “Information on the Company—Gold Fields’ Mining Operations—Australasia Operations” and “Information on the Company—Gold Fields’ Mining Operations—Americas Operations”. Disbandment of GIP was completed by the end of 2013. Gold Fields has significantly reduced its exploration budget, prioritized expenditure on advanced growth projects and reduced ongoing, non-capital project expenditure.

As part of its decision to downscale growth activities, Gold Fields has decided to reduce greenfields exploration from 16 active projects to three projects. All other projects are either on hold or will be disposed of through relinquishment or sale.

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

Management believes that the scope and amount of insurance coverage is adequate, taking into account the probability and potential severity of each identified risk. Gold Fields’ insurance coverage is consistent with customary practice for a gold mining company of its size with multinational operations. See “Risk Factors—Gold Fields’ insurance coverage may not adequately satisfy all potential claims in the future”.

The Gold Mining Industry

Background

Gold is a dense, relatively soft and rare precious metal which occurs in natural form as nuggets or grains in ore, underground veins and alluvial deposits. Gold mining operations include both underground and open pit operations with gold currently able to be commercially extracted from ore grades in amounts as low as 0.5 grams/metric tonne (open pit). The majority of gold production is used for jewelry production and for investment purposes, in the latter case because some investors view it as a store of value against inflation. In addition, certain physical properties of gold, including its malleability, ductility, electric conductivity, resistance to corrosion and reflectivity, make it the metal of choice in a number of industrial applications.

Global Markets

Demand

The two main categories of demand for gold are fabrication (primarily jewelry) and investment (private and governmental). The demand for gold in 2013 was 3,756.1 tonnes or U.S.$170 billion in value terms (not reflecting over-the-counter, or OTC, investments and stock flows), comprising jeweler fabrication (59%); investments (20%); technological applications (11%); and net central bank purchases (10%), according to the WGC. Gold demand over the last few years has been mainly driven by China and India, which accounted for 54% of the total global demand in both 2013 and 2012. Prior to 2013, significant private investment demand for gold was generated by gold ETFs and similar products. However, following the fall in gold prices at the beginning of 2013, gold ETFs experienced significant outflows of 880.8 tonnes during 2013. Approximately three-quarters of those outflows were taken up by consumer demand for jewelry, bars and coins. Demand for official gold purchases is driven by central banks, government bodies, supranational organizations and other investors. In 2012, net purchases by central banks of 544.1 tonnes were at their highest level in 48 years. However, in 2013 these purchases declined by 32% to 366.6 tonnes. Gold is typically used as a “natural hedge” against inflation, a fact that mitigated against gold demand during 2013 as broader macro-economic conditions in the United States improved. Technological applications demand is mainly generated by automotive electronics, industrial electronics and wireless equipment.

Supply

Supply of gold consists of new production from mining, the recycling of gold scrap and releases from existing stocks of bullion. Mine production represents the most important source of supply and increased in 2013 for the first year since 2001. Mine production was up by 5% during 2013 but is expected to remain flat as lower grades and lack of investment during the current period of low gold prices more than offset production from new mines. The annual supply of recycled gold declined for the sixth consecutive year to the lowest level since 2008. On balance, gold supply in 2013 totaled 4,339.9 tonnes (out of which mine production was 68%), a 2% decline from 2012, according to the WGC.

Price

The market for gold is relatively liquid compared to other commodity markets, with London being the world’s largest gold trading market. Gold is also actively traded via futures and forward contracts. The price of gold has historically been significantly affected by macroeconomic factors, such as inflation, exchange rates, reserves policy and by global political and economic events, rather than simple supply/demand dynamics. Gold is often purchased as a store of value in periods of price inflation and weakening currency. The price of gold has historically been less volatile than that of most other commodities. However, after almost a decade of steady increases in the gold price due to rising investment demand against a backdrop of relatively flat supply, the price of gold fell sharply last year amid improved economic sentiment in the United States. The closing gold price on December 31, 2013 was U.S.$1,205 per ounce. In 2013, the spot gold price was as high as U.S.$1,605 and as low as U.S.$1,196.

Top Producers

Based on fiscal 2013 production, the first, second and third largest gold producers in the world were Barrick Gold, Newmont Mining and AngloGold Ashanti, respectively. According to research, at March 21, 2014, Barrick Gold had 24 operations in 12 countries, Newmont Mining had 11 operations in seven countries and AngloGold had 17 operations in 11 countries. In fiscal 2013 Gold Fields was the seventh largest gold producer in the world.

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

Under the National Water Act 36 of 1998, or the National Water Act, all water in the hydrological cycle is under the custodianship of the South African government held in trust for the people of South Africa and water users have been required to re-register their water uses under this Act. In addition, the National Water Act governs waste water and waste water discharge into water resources. The South African government is considering the introduction of new levies on mining companies to help fund the treatment of acid water seeping from disused gold mines. Gold Fields continues to use all reasonable and practical measures to remove underground water to permit the routine safe functioning of South Deep. South Deep was issued with a water use licence in November 2011. Certain conditions and other aspects of the approved license were identified as requiring modification and an application to address these was submitted to the DWA in February 2012. A further amended water use license application was submitted to the DWA in November 2013, primarily to reflect the results of a re-assessment of expected water use requirements and a changing water balance. Gold Fields is currently awaiting a response from the DWA in relation to this submission.

Under the National Environmental Management Air Quality Act, 2004, or Air Quality Act, the South African government has established minimum emission standards for certain activities which result in air emissions and for which atmospheric emissions licenses must be held. South Deep mine undertakes activities which result in atmospheric emissions, as provided for by the Air Quality Act, and holds a registration certificate authorizing such activities under previous legislation. South Deep has submitted the necessary application for a new license under the Air Quality Act in respect of some of the emitting activities undertaken at South Deep. South Deep submitted an application for an atmospheric emissions license, or AEL, in March 2013. A meeting was held in March 2014 with the West Rand District Municipality to discuss the AEL application. The outcome of this meeting required South Deep’s application to be amended to include the list of activities resulting in atmospheric emissions, or Listed Activities, released by the Minister of Water and Environmental Affairs in November 2013. Gold Fields expects to amend and resubmit the AEL application to the West Rand District Municipality during the second quarter of fiscal 2014. It is currently being determined whether other activities at South Deep also require a license under the Air Quality Act. Gold Fields is drafting a plan to ensure it is in compliance with the Air Quality Act.

The South African government is considering the introduction of a carbon tax to reduce greenhouse gas emissions, which is expected to be implemented in 2016. The updated carbon tax policy paper released on May 2, 2013 confirmed that the proposed carbon tax will be R120 per tonne of CO2-e emitted above certain thresholds. The tax rate will increase by 10% a year, reaching R176 per tonne of CO2-e by 2019. However, 60% of emissions would initially be tax exempt. The 60% discount will continue to apply until December 31, 2019, along with certain “offsets” set at 5% or 10%, a carbon intensity correction based on industry benchmarks and a correction for international trade exposure of 5% to 10% of tax liability, which together may allow for a cumulative reprieve from tax liability of up to 90%. The 60% discount and the associated tax reprieves will be scaled back gradually from 2020 until 2050 and may be replaced by absolute emissions thresholds thereafter.

The National Environmental Management Waste Act, 2008, or the Waste Act, commenced on July 1, 2009 with the exception of certain sections relating to contaminated land. Responsible waste management has become a priority for the Department of Environmental Affairs, or the DEA. Gold Fields is currently working with the DEA in order to ensure it is in compliance with the Waste Act. South Deep has one waste disposal facility which is currently dormant. The site consists of different waste streams, including radioactive waste. There is now a duty to rehabilitate this dormant site. South Deep must ensure that it has the appropriate integrated waste management license and environmental authorization for the closure and rehabilitation. The Minister of Water and Environmental Affairs has indicated that residue deposits and residue stockpiles may, in the near future, be subject to regulations published in terms of the Waste Act. This would result in a fundamental shift in regulation as the Waste Act currently excludes residue deposits and residue stockpiles.

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

Although South Africa has a comprehensive environmental regulatory framework, enforcement of environmental law has traditionally not been optimal . The DEA and the DWA have indicated that enforcement will improve and Environmental Management Inspectors have been appointed under NEMA.

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

The Mine Health and Safety Amendment Act makes violations of the Mine Health and Safety Act a criminal offense and increases the maximum fines. Any owner convicted in terms of the above offenses may have its mining licenses withdrawn or suspended, be fined up to R3 million and/or be imprisoned for a period not exceeding five years, while the maximum fine for other offenses and administrative fines are increased, with the highest fine being Rl million per occurrence. Two sections of the Mine Health and Safety Amendment Act, which create new offenses of contravening or failing to implement provisions of the Mine Health and Safety Act resulting in a person’s death and vicarious liability for an employer where certain persons commit an offense and the employer permitted or did not take all reasonable steps to prevent the person’s actions, have not yet come into effect. Several mining companies objected to them on constitutional grounds and the government agreed that they would not come into effect pending further discussion with the industry.

The principal health risks associated with Gold Fields’ mining operations in South Africa arise from occupational exposure and community environmental exposure to silica dust, noise, heat and certain hazardous substances, including toxic gases, water, soil or air contamination and radioactive particulates. The most significant occupational diseases affecting Gold Fields’ workforce include lung diseases (such as silicosis, tuberculosis, a combination of the two and COAD) as well as NIHL. The ODMWA governs the payment of compensation and medical costs related to certain illnesses, such as silicosis, contracted by persons employed in mines or at sites where activities ancillary to mining are conducted. See “Risk Factors—Gold Fields’ operations are subject to environmental and health and safety regulations, which could impose additional costs and compliance requirements and Gold Fields may face claims and liability for breaches, or alleged breaches, of such regulations and other applicable laws”. This increased cost, should it transpire, is currently indeterminate.

Until recently, the mining industry believed, as previous cases had indicated, that a provision in the Compensation for Occupational Injuries and Diseases Act, No. 130 of 1993, or the COIDA, precluded an employee from recovering any damages from the employer for an occupational injury or disease resulting in his disablement or death, if compensation had been paid to the employee either under COIDA or under the ODMWA. The ODMWA governs the payment of compensation and medical costs for certain illnesses, such as silicosis, contracted by those employed in mines or at sites where activities ancillary to mining are conducted. Recently, the South African Constitutional Court ruled that a claim for compensation under ODMWA does not prevent the employee from seeking to recover compensation from the employer concerned in a civil action under common law (either as individuals or as a class). While issues, such as negligence and causation, need to be proved on a case by case basis, it is nevertheless possible that such a ruling could expose Gold Fields to claims related to occupational hazards and diseases (including silicosis or other ailments alleged to arise due to exposure to hazardous materials), which may be in the form of a class action or similar group claim. Although risks associated with alleged occupational exposure are likely to be greater, such actions may also arise in connection with the alleged incidence of such diseases in communities proximate to Gold Fields’ mines. A consolidated application has been brought against several South African mining companies, including Gold Fields, for certifications of a class action on behalf of current and former mineworkers (and their dependants) who have allegedly contracted silicosis while working for one or more of the above mining companies. See “—Legal Proceedings and Investigations”.

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

Under the MPRDA, prospecting rights are initially granted for a maximum period of five years and can be renewed once upon application for a further period not exceeding three years. Mining rights are valid for a maximum period of 30 years, and can be renewed upon application for further periods, each of which may not exceed 30 years. A wide range of factors and principles, including proposals relating to black economic empowerment and social responsibility, will be considered by the Minister of Minerals Resources when exercising her discretion whether to grant these applications. A mining right can be suspended or canceled if the mineral to which such mining right relates is not mined at an “optimal” rate, in breach of the MPRDA, a term or condition of the right or an environmental management plan or if the holder of the right submits false information to the DMR. The Minister of Mineral Resources must direct the holder of the right to take steps to remedy non-compliance before suspending or canceling the mining right. During May 2010, the DMR approved the conversion of the South Deep old order mining right into a new-order mining right. Included in this approval was an additional portion of ground known as Uncle Harry’s, which is contiguous to South Deep. The durations of the South Deep mining right and the Uncle Harry’s mining right are both 30 years.

Pursuant to the terms of the MPRDA, a Mining Charter for effecting entry of HDSAs into the mining industry was developed to guide the DMR in the conversion of old order mineral rights, the granting of new order mineral rights and the granting of consent relating to the transferability and encumbrance of mineral rights.

Among other things, the Mining Charter requires that within 10 years of its effective date each mining company achieves a 26% HDSA ownership of South African mining assets. The effective date has subsequently been extended to March 2015. Ownership can comprise active involvement, through HDSA-controlled companies (where HDSAs own at least 50% plus one share of the company and have management control), strategic joint ventures or partnerships (where HDSAs own at least 25% plus one vote of the joint venture or partnership interest and there is joint management and control) or collective investment vehicles, the majority ownership of which is HDSA based, or passive involvement, particularly through broad-based vehicles such as employee stock option plans. The Mining Charter also requires mining companies to submit annual, audited reports on progress toward their commitments, as part of an ongoing review process. There is uncertainty relating to the enforceability of the Mining Charter.

In accordance with the MPRDA, the DMR on April 29, 2009 published the Code relating to the socio-economic transformation of the mining industry. However, certain provisions of the Code appeared to be inconsistent with the Mining Charter, or to go beyond the scope envisaged by the MPRDA. Various industry participants have been in discussions with the DMR regarding the scope and applicability of the Code. The current industry position is that mining companies are subject only to the Mining Charter. However, the DMR in practice applies some aspects of the Code.

Following a review, the DMR released the Amended Mining Charter on September 13, 2010. Amendments to the Mining Charter in the Amended Mining Charter include, among other things, the requirement by mining companies to: (i) facilitate local beneficiation of mineral commodities; (ii) procure a minimum of 40% of capital goods, 70% of services and 50% of consumable goods from HDSA suppliers (i.e. suppliers in which a minimum of 25% + 1 vote of their share capital must be owned by HDSAs) by 2014 (exclusive of non-discretionary procurement expenditure); (iii) ensure that multinational suppliers of capital goods contribute a minimum of 0.5% of their annual income generated from South African mining companies into a social development fund from 2010 towards the socio-economic development of South African communities; (iv) achieve a minimum of 40% HDSA demographic representation by 2014 at top management (board) level, senior management (executive committee) level, middle management level, junior management level, and core and critical skills; (v) invest up to 5% of annual payroll in essential skills development activities; and (vi) implement measures to improve the standards of housing and living conditions for mineworkers by converting or upgrading mineworkers’ hostels into family units, attaining an occupancy rate of one person per room and facilitating home ownership options for all mineworkers in consultation with organized labor, all of which were required to be achieved by 2014. In addition, mining companies are required to monitor and evaluate their compliance to the Amended Mining Charter, and must submit annual compliance reports to the DMR. The Scorecard for the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry attached to the Amended Mining Charter, or the Scorecard, makes provision for a phased-in approach for compliance with the above targets over the five year period ending in 2014. For measurement purposes, the Scorecard allocates various weightings to the different elements of the Amended Mining Charter. Failure to comply with the provisions of the Amended Mining Charter will amount to a breach of the MPRDA and may result in the cancellation or suspension of a mining company’s existing mining rights.

The MPRDA also established a requirement for mining companies to submit SLPs. In accordance with this requirement, South Deep developed a SLP, which was submitted to the DMR in 2010. Following a DMR audit in September 2012, in which the DMR identified various alleged non-compliances, South Deep received a directive from the DMR, called a section 93 directive, in October 2012 relating to meeting commitments contained in its original SLP. This section 93 directive lapsed by virtue of the fact that it was not confirmed by the Director General of the DMR, as required by the MPRDA. South Deep submitted a new SLP to the DMR for the period 2013-2017, which included the commitments from the old SLP which were identified by the DMR in the section 93 directive as not being met. Although the commitments in the new SLP are currently being implemented, the SLP must still be approved by the DMR. South Deep continues to engage with the DMR in this regard.

In August 2010, the Youth League of the African National Congress called for the nationalization of mines. The 53rd national conference of the African National Congress, the ruling party in South Africa, rejected the notion of nationalization. Instead the conference decided to adopt a more interventionist approach in transforming the industry. Proposed steps include the declaration of certain minerals as strategic, revising the tax system and increasing state holdings in mining companies.

The Mineral and Petroleum Resources Development Amendment Act, 2008, or the MPRDAA, was assented to by the President on April 19, 2009 and was to come into effect on a date to be proclaimed by the President. From April 19, 2009 to May 31, 2013, the fate of the MPRDAA was unclear and it was thought that the government would not proceed with the MPRDAA. On May 31, 2013, a proclamation was published in the government gazette that the MPRDAA would come into effect June 7, 2013. This proclamation was amended by a further proclamation dated June 6, 2013. This amending proclamation made only certain sections of the MPRDAA effective as of June 7, 2013. Sections that came into effect on June 7, 2013 include those dealing with environmental regulation, penalties for non-compliance with certain provisions of the MPRDAA, and the ownership of tailings. Because Gold Fields is already the holder of the South Deep mining right, the amendments introduced by the MPRDAA have limited impact on the current regulation of the South Deep mine.

In December 2012, the Mineral and Petroleum Resources Development Amendment Bill, or the MPRDB, was published for comment. While the stated purpose of the MPRDB was, among other things, to remove ambiguities and enhance sanctions, the MPRDB has been criticized for introducing new and burdensome regulations relating to, among other things, the upstream beneficiation of minerals, the regulation under the MPRDA of tailings created prior to the commencement of the MPRDA, closure certificates, restricting the transfer of shares in listed and unlisted mining companies without ministerial consent and retaining undue regulatory discretion over the conditions for, and issuance of, prospecting, mining and other rights. The MPRDB also sought to revise the application system from the so called “first come first served” system to a tender or allocation system. Comments on the MPRDB were submitted and the Mineral and Petroleum Resources Development Amendment Bill B15-2013, or MPRDB 2013, was published on May 31, 2013.

Following the publication of the MPRDB 2013, the Chamber of Mines has had extensive engagement with the DMR, including meetings to discuss areas of mutual concern in relation to the MPRDB 2013. Compromise solutions have been agreed on certain areas of concern and significant progress has been made in finding common ground on key issues, with a focus on increasing regulatory certainty, promoting investment and transformation and helping the mining sector enhance its contribution to the National Development Plan. Progress made during the engagement process includes the streamlining of the environmental authorization process and the license application system, including an adjusted third-party mechanism to trigger a ministerial invitation, the agreement by the government to draft regulations establishing clear criteria and timelines for ministerial approval of a change in controlling interest of a listed company, the extension of provisions for consolidation of rights and the adoption of the principle of proportionality for sanctions and penalties. With regards to upstream beneficiation, it was agreed that producers of minerals designated for beneficiation by the government must offer a prescribed percentage of their production of minerals and mineral products to local beneficiators in prescribed quantities and qualities and on prescribed timelines at either the mine gate price or an agreed price. The government must consult with affected stakeholders prior to designating minerals and mineral products or determining the percentages, quantities, qualities and timelines which must be offered to local beneficiators. A revised version of the MPRDB 2013, the Mineral and Petroleum Resources Development Amendment Bill B15B-2013, or the Revised MPRDB 2013, was approved by the National Assembly of Parliament on March 12, 2014 and by the National Council of Provinces on March 27, 2014. The President must now assent to the Revised MPRDB 2013 if he finds it to be in accordance with the Constitution. If the President assents to the Revised MPRDB 2013, it will become an Act of Parliament and will come into effect on a date to be proclaimed by the President. The mining industry, through the Chamber of Mines, is expected to play a positive and proactive role in the development of subsequent regulations.

The BBBEE Act and the BBBEE Amendment Act

The BBBEE Act established a national policy on broad-based black economic empowerment with the objective of increasing the participation of HDSAs in the economy. The BBBEE Act provides for various measures to promote black economic empowerment, including empowering the Minister of Trade and Industry to issue the BBBEE Codes with which organs of state and public entities and parties interacting with them or obtaining rights and licenses from them would be required to comply. There has been some debate as to whether or to what extent the mining industry was subject to the BBBEE Act and the policies and codes provided for thereunder. On August 8, 2012, the South African cabinet approved the introduction of the draft BBBEE Amendment Bill to the South African parliament, and the BBBEE Amendment Act No 46 of 2013 was signed by the President on January 23, 2014 and published in the Government Gazette on January 27, 2014. The BBBEE Amendment Act will be effective on a date to be determined by the President. The BBBEE Amendment Act inserts a new provision in the BBBEE Act, whereby the BBBEE Act would trump the provisions of any other law in South Africa which conflicts with the provisions of the BBBEE Act, provided such conflicting law was in force immediately prior to the effective date of the BBBEE Amendment Act. The BBBEE Amendment Act also stipulates that this provision would only be effective one year after the BBBEE Amendment Act is brought into effect, a date which has not been set. This raises the question of whether the BBBEE Act and the BEE Codes may overrule the Mining Charter in the future. There is no clarity on this point at this stage. The revised Broad-Based Black Economic Empowerment Codes of Good Practice, or the Revised BEE Codes, became available for voluntary use on October 11, 2013 and will become effective on April 30, 2015. Entities may elect to be measured under the Revised BEE Codes immediately. Both the BBBEE Amendment Act and the Revised BEE Codes expressly stipulate that where an economic sector in South Africa has a Sector Code in place for BEE purposes, companies in that sector must comply with the Sector Code. For purposes of the BBBEE Act, the Mining Charter is not a Sector Code. It is not clear at this stage how the Mining Charter and Code relate to each other. The government may designate the Mining Charter as a Sector Code, in which case it will be under the auspices of the BBBEE Act. On the other hand, the Mining Charter may remain a stand-alone document under the auspices of the MPRDA and may be subject to the trumping provision discussed above. This uncertainty may be resolved through either government clarification or judicial attention.

The Royalty Act

The Mineral and Petroleum Resources Royalty Act, No. 28 of 2008, or the Royalty Act, imposes a royalty on refined and unrefined minerals payable to the South African government.

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

The President has appointed the Davis Tax Review Committee to look into and review the current mining tax regime. The Committee is yet to sit.

Exchange Controls

South African law provides for Exchange Control Regulations which, among other things, restrict the outward flow of capital from the CMA. The Exchange Control Regulations, which are administered by the SARB, are applied throughout the CMA and regulate international transactions involving South African residents, including companies. The South African government has committed itself to gradually relaxing exchange controls and various relaxations have occurred in recent years.

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

Transfers of funds from South Africa for the purchase of shares in offshore entities or for the creation or expansion of business ventures offshore require exchange control approval. However, if the investment is a new outward foreign direct investment where the total cost does not exceed R500 million per company per calendar year, the investment application may, without specific SARB approval, be processed by an authorized dealer, subject to all existing criteria and reporting obligations. Acquisitions that are financed with funds not originating in South Africa do not require SARB approval even if over R500 million, provided that no South African entity is exposed to any financial commitment. Gold Fields applies annually to the SARB for blanket approval for a specified amount for offshore exploration expenditure and to make exploration related foreign investments. The approval allowed for annual expenditure of up to U.S.$246 million for fiscal 2013. The current approval allows for annual expenditure of up to U.S.$29 million for fiscal 2014. Gold Fields is required to provide the SARB with an annual update on the Group’s activities, including any such exploration investments, and obtain a new approval each year.

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

The laws also require mining operations to rehabilitate land disturbed as a result of mining operations pursuant to an environmental reclamation plan agreed with the Ghanaian environmental authorities. The reclamation plan includes an estimate of the costs to rehabilitate the mining area for the life of the mine and an estimate of the costs to rehabilitate the mine as at the date of the reclamation plan. These estimates are reviewed annually and updated every two years. Each mining company is required to secure a percentage (typically between 50% and 100%) of the current estimated rehabilitation costs by posting a reclamation bond underwritten by banks. Gold Fields Ghana and Abosso maintain reclamation bonds underwritten by banks in order to secure a percentage of their total mine closure liability in accordance with legislative requirements.

Gold Fields Ghana and Abosso have existing approvals to operate tailings storage facilities at Tarkwa and Damang, respectively. Gold Fields Ghana and Abosso apply periodically for approval for wall raises at their existing tailings storage facilities. Gold Fields Ghana has also applied for a permit for a new tailings storage facility at Tarkwa and approval is expected during the second quarter of fiscal 2014. Gold Fields Ghana and Abosso submit updated environmental plans to renew their environmental certificates in accordance with Ghanaian regulations from time to time. Under Ghanaian law, a mining company may continue operations while its application is being considered as long as all necessary filings have been made.

Health and Safety

A mine owner is statutorily obligated to, among other things, take steps to ensure that the mine is managed in accordance with the regulations that provide for the safety and proper discipline of the mine workers. The Minerals and Mining (Health, Safety and Technical) Regulations, 2012 (L.I 2173) prescribe the measures to be taken at every mining operation to ensure the safety and health of mine workers. Additionally, Gold Fields is required, under the terms of its mining leases, to comply with the reasonable instructions of the Chief Inspector of Mines regarding health and safety in the mine. A violation of the provisions of the health and safety regulations or failure to comply with the reasonable instructions of the Chief Inspector of Mines could lead to, among other things, a shutdown of all or a portion of the mine or the imposition of costly compliance procedures, and, in the case of a violation of the regulations relating to health and safety, constitutes an offense. Gold Fields, as the holder of the mining lease, has potential liability arising from injuries to, or deaths of, workers, including, in some cases, workers employed by its contractors. Although Ghanaian law provides statutory workers’ compensation for injuries or fatalities to workers, it is not the exclusive means for workers to claim compensation. Gold Fields’ insurance for health and safety claims or the relevant workers’ compensation may not be adequate to meet the costs which may arise upon any future health and safety claims. As a result, Gold Fields may suffer material adverse consequences.

Mineral Rights

Gold Fields Ghana holds five mining leases in respect of its mining operations. The Tarkwa property mining leases were granted in 1997, and all expire in 2027, while the Teberebie property mining leases were granted between 1988 and 1992, and expire in 2018. Under the provisions of the Minerals and Mining Law, 1986 (PNDCL 153), or the Minerals and Mining Law, and the terms of the mining leases, all of the Tarkwa property and Teberebie property mining leases are renewable by agreement between Gold Fields Ghana and the Government of Ghana. Gold Fields has begun the renewal process for the Teberebie leases. On December 17, 2013, the Ghana Minerals Commission confirmed their recommendation for renewal subject to payment of fees. Gold Fields paid the relevant fees on December 20, 2013.

Abosso holds a mining lease in respect of the Damang mine which was granted in 1995 and expires in 2025. Abosso also holds a mining lease in respect of Lima South that was granted in 2006 and expires in 2017. As with the Tarkwa and Teberebie mining leases, these leases are renewable under their terms and the provisions of the Minerals and Mining Law by agreement between Abosso and the government of Ghana. While both parties may have recourse to alternative dispute resolution mechanisms such as arbitration in the event of failure to agree, the Minerals Commission will, in practice, generally grant an extension once the holder submits a program of mineral operations and it is clear that the life-of-mine extends beyond the term of the mining lease. Gold Fields expects to begin the renewal process for this property during fiscal 2014.

The Minerals and Mining Act came into force on March 31, 2006. Although the Minerals and Mining Act repealed the Minerals and Mining Law, and the amendments to it, the Minerals and Mining Act provides that leases, permits and licenses granted or issued under the repealed laws will continue under those laws unless the Minister responsible for minerals provides otherwise by regulation. It also provides that the Minister responsible for minerals shall grant the extension of the term of a lease on conditions specified in writing as long as the holder of mineral rights has materially complied with its obligations under the Act. Management believes that all of Gold Fields’ operations in Ghana are materially compliant with the relevant legislative requirements. Therefore, unless and until any new regulations are passed in respect of Gold Fields’ mineral rights, the Minerals and Mining Law will continue to apply to Gold Fields’ current operations in Ghana.

The major provisions of the Minerals and Mining Act include:

•	the government of Ghana’s right to a free carried interest in mineral operations of 10% and the right to a special share (discussed below); and

•

mining companies which have invested or intend to invest at least U.S.$500 million (as Gold Fields has) may benefit from stability and development agreements, relating to both existing and new operations, which will serve to protect holders of current and future mining leases for a period not exceeding 15 years against changes in laws and regulations generally and, in particular, relating to customs and other duties, levels of payment of taxes, royalties and exchange control provisions, transfer of capital and dividend remittances. A development agreement may contain further provisions relating to the mineral operations and environmental issues. Each stability and development agreement is subject to the ratification of parliament.

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

The Ghanaian parliament passed an Act that, effective March 9, 2012, increased taxes on mining companies. These changes included introducing a separate tax category for companies engaged in mining, which raised the applicable corporate tax rate from 25% to 35% and reduced the capital allowance regime from 80% for the first year with reductions to a uniform regime of 20% over five years. Further, a draft bill was presented to the Ghanaian parliament which sought to impose a windfall profit tax of 10% of the cash balance of a company engaged in mining activities. The bill also sought to allow the Commissioner-General, in determining the cash balance of a company, to disregard or re-characterize a transaction or any other transaction if the Commissioner-General believed that the transaction was carried out for the purpose of reducing the cash balance with respect to calculation of the windfall profit tax. The bill could not be laid before parliament for consideration in the most recent session. In his budget speech on November 19, 2013, the Minister of Finance announced that a mining review committee was reviewing the windfall profit tax and the government would re-introduce the bill to the new parliament after consultation with all stakeholders. In January 2014, the Minister of Finance announced that the planned windfall profit tax had been put on hold indefinitely.

Land Claims

An action has been instituted by a local chief against Abosso for an injunction to restrain Abosso from continuing with the construction of its Far East Tailings Storage Facility. The court has ordered that a survey be done to determine whether the area of land on which the dam is being constructed is within Abosso’s mining lease. A report of the outcome has not yet been presented to the court.

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

Exchange Controls

Under Ghana’s mining laws, the Bank of Ghana or the Minister for Finance may permit the holder of a mining lease to retain a percentage of its foreign exchange earnings for certain expenses in bank accounts in Ghana. Under a foreign exchange retention account agreement with the government of Ghana, Gold Fields Ghana is required to repatriate 20% of its revenues derived from the Tarkwa mine to Ghana and use the repatriated revenues in Ghana or maintain them in a Ghanaian bank account. Management believes that Gold Fields Ghana is entitled to rely on the provisions of the foreign exchange retention account agreement for the duration of the Tarkwa mining leases. Abosso is currently obligated to repatriate 25% of its revenue to Ghana, although the level of repatriation under the deed of warranty between Abosso and the government of Ghana is subject to renegotiation every two years. The most recent negotiations were concluded in February 2003. Since then, there have been no requests for negotiations by either side; until Abosso’s repatriation level is renegotiated, it will remain the same. While management has no reason to believe that the repatriation level will increase as a result of the next set of negotiations, there is no agreed ceiling on the repatriation level, and it could be increased.

The Bank of Ghana issued a notice on February 4, 2014 in which it revised existing rules on the operation of Foreign Exchange Accounts and Foreign Currency Accounts. However, Gold Fields currently has agreements with the Government of Ghana and these directives do not impact it.

Australia

Environmental

While Australia’s federal government retains the power to regulate activities which impact matters of national environmental significance, the Constitution vests the power to legislate environmental matters principally in the states. Gold Fields’ gold operations in Australia are primarily subject to the environmental laws and regulations of the State of Western Australia which require, among other things, that Gold Fields obtains necessary environmental approvals, environmental licenses, works approvals and mining approvals to implement and carry out its mining operations. However, under the Environment Protection and Biodiversity Act 1999 (Cth), it may be necessary to obtain separate approval from the federal government if any new project (including some expansions of existing facilities) is deemed to be a “controlled action” having, or likely to have, any significant impact on “matters of national environmental significance” under that Act.

At the state level, Gold Fields is subject to the Environmental Protection Act 1986 (WA), or EP Act, under which it is obliged to prevent and abate pollution and environmental harm. The EP Act also prescribes sanctions and penalties for a range of environmental offenses, including orders which may effectively suspend certain operations or activities.

Under Part IV of the EP Act, a proposal that is likely to have a significant effect on the environment must be referred to the Western Australian Environmental Protection Authority, or the Western Australian EPA, which undertakes the environmental impact assessment, or EIA, of the proposal. An EIA is a systematic and orderly evaluation of a new proposal (including an expansion of an existing development) and its impact on the environment. The assessment includes considering ways in which the proposal, if implemented, could avoid or reduce any impact on the environment. There are two levels of assessment—Public Environmental Review and Assessment on Proponent Information. The Western Australian Minister for the Environment must decide whether or not to approve the proposal and, if approved, what conditions are appropriate to regulate the implementation of the proposal.

In addition to this approval, under Part V of the EP Act, a works approval and environmental license must be obtained from the Department of Environment Regulation, or DER, for the construction and operation of facilities with significant potential to cause pollution, such as the ore processing facility, tailings storage facility, landfill and waste water treatment plant.

Gold Fields is also required to obtain a water license from the Western Australian Department of Water to abstract water for its mining activities.

Prior to the commencement or expansion of any mining operations, Gold Fields is also required to prepare a mining proposal in accordance with published guidance material and submit the mining proposal to the Western Australian Department of Mines and Petroleum, or DMP, for approval under the Mining Act 1987 (WA), or Mining Act. Once approved by the DMP, the requirement to comply with the mining proposal becomes a condition of the mining tenement.

Gold Fields is required to prepare and submit an Annual Environmental Report to the DER and DMP under the conditions attached to its environmental approvals, licenses and mining tenements.

During the operational life of its mines, Gold Fields is required by law to make provisions for the ongoing rehabilitation of its mines and to provide for the cost of post-closure rehabilitation and monitoring once mining operations cease. Under the Mining Act, Gold Fields has previously been required to guarantee its environmental obligations by providing the Western Australian government with unconditional bank-guaranteed performance bonds. From July 1, 2014, Gold Fields will be required to pay an annual levy into a mining rehabilitation fund administered by the DMP instead of providing performance bonds. The annual levy payable by Gold Fields will be 1% of an estimate of the cost per hectare to rehabilitate the disturbed land. After the first levy payment is received by the DMP, it will commence a process to release the performance bonds provided by Gold Fields.

The Clean Energy Act and associated legislation established a national carbon pricing scheme, or Scheme, which commenced on July 1, 2012 and is in its second year of operation. Under the Scheme, entities that have operational control over facilities (i.e. activities) that emit more than 25,000 tonnes of CO2-e per annum in greenhouse gas emissions covered by the Scheme are directly regulated, and have been required to acquire and surrender carbon units to cover those emissions. Currently, Darlot is required to register its carbon emissions as a result of the amount of gas used for self-generation. Darlot is currently in the process of registering to be able to purchase carbon credits to offset its liability under the Scheme. Gold Fields is also impacted by the Scheme through a reduction in the diesel rebate at some of its operations.

In November 2013, the new Australian government introduced the Clean Energy Legislation (Carbon Tax Repeal) Bill 2013 (Cth) and associated Bills to Parliament. The purpose of these Bills is to remove the current carbon pricing mechanism (including the Scheme) by repealing the Clean Energy Act 2011 (Cth) and associated Acts and to make amendments to other Acts consequent on the repeals. If the Bills are enacted as drafted, the last financial year in which the carbon pricing mechanism will apply will be 2013-14, and the equivalent carbon price imposed through the fuel tax credit system, excise and excise equivalent customs duties, and synthetic greenhouse gas levies will be removed effective from July 1, 2014. These Bills remain before Parliament.

Should the Scheme and the Clean Energy Act and associated legislation be repealed as the federal government intends, Gold Fields will no longer be exposed to the effective carbon price imposed on its diesel fuel consumption. The new Australian government has announced it intends to replace the Scheme with its Direct Action Plan on climate change. The government has released a consultation paper outlining details of the plan which would primarily provide financial incentives for polluters to reduce emissions. The government has stated the plan is anticipated to commence on July 1, 2014.

Health and Safety

The Mines Safety and Inspection Act 1994 (WA), or the Safety and Inspection Act, and the Mines Safety and Inspection Regulations 1995 (WA) together regulate the duties of employers and employees in the mining industry with regard to occupational health and safety and outline offenses and penalties for breach. Resources Safety, a division of the DMP, administers this legislation. Under the approach utilized by Resources Safety, it is the responsibility of each employer to manage safety (i.e. a general duty of care exists in mines located in Western Australia). A violation of the safety laws or failure to comply with the instructions of the relevant health and safety authorities could lead to, among other things, a temporary shutdown of all or a portion of the mine, a loss of the right to mine or the imposition of costly compliance procedures.

The Work Health and Safety Bill 2011 (Western Australia), or the WHS Bill (which is a significantly amended version of the federal Model Work Health and Safety Act 2001 (Cth)), has been drafted in respect of general industry. However, model work, health and safety regulations have still not been finalized in respect of the mining industry in the WHS Bill. The Western Australian State Government is of the view that implementation of the model work, health and safety laws under the WHS Bill requires a complete package of regulations covering both the general and mining industries.

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

Prospecting licenses, exploration licenses and mining leases are subject to prescribed minimum annual expenditure commitments. Royalties are payable to the state based on the amount of ore produced or obtained from a mining tenement. A quarterly production report must be filed and royalties are calculated ad valorem at a fixed rate of 2.5% of royalty value in respect of gold, and at other rates in respect of ore produced or obtained from a mining tenement. The royalty value of gold is the amount of gold produced during each month in a relevant quarter multiplied by the average gold spot price for that month. Despite the discussion above, no royalty is payable in respect of the first 2,500 ounces of gold metal produced during a financial year from gold-bearing material produced or obtained from the same gold royalty project.

Land Claims

In 1992, the High Court of Australia recognized a form of native title which protects the rights of indigenous people in relation to land and water in certain circumstances. As a result of this decision, the Native Title Act 1993 (Cth), or Native Title Act, was enacted to recognize and protect existing native title by providing a mechanism for the determination of native title claims and a statutory right for Aboriginal groups or persons to negotiate, object, and/or be consulted when, among other things, there is an expansion of, or change to, the rights and interests in the land which affect native title and which constitute a “future act” under the Native Title Act. The existence of these claims does not necessarily prevent continued mining under existing tenements. Tenements granted prior to January 1, 1994 are not “future acts” and do not need to comply with the aforementioned consultation or negotiation procedures.

As a general rule, tenements granted after January 1, 1994 need to comply with this process. However, in Western Australia, some tenements were granted without complying with this consultation or negotiation process on the basis of then prevailing Western Australian legislation. This legislation was subsequently found to be invalid as it conflicted with the Native Title Act which is Commonwealth legislation. Subsequent legislation was passed (Titles Validation Amendment Act 1999 (WA)) validating the grant of tenements between January 1, 1994 and December 23, 1996, provided certain conditions were met under the Native Title Act.

Certain of Gold Fields’ tenements are currently subject to native title claims. However, most of Gold Fields’ tenements were granted prior to January 1, 1994. Where tenements were granted between January 1, 1994 and December 23, 1996, Gold Fields believes it has complied with the conditions set out by the Native Title Act for those tenements to be validly granted. On those tenements granted after December 23, 1996, Gold Fields has entered into agreements with the claimant parties which provide the Company with security of tenure. Therefore, the granting of native title over any of these tenements (if ever it occurs) will not have a material effect on Gold Fields’ tenure during the operation of these agreements. See “—Legal Proceedings and Investigations”.

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

Regulatory and Supervisory Entities

In general terms, the principal regulator of mining activities in Peru is the Ministry of Energy and Mines, or MEM, through its General Bureau of Mining (Dirección General de Minería), or DGM, and its General Bureau of Mining and Environmental Affairs (Dirección General de Asuntos Ambientales Mineros).

Additionally, on December 20, 2012, the National Environmental Certification Service for Sustainable Investment, or SENACE, was created. SENACE is a specialized technical organization that will take over the responsibility of reviewing and approving the Environmental Impact Assessment studies of projects that have a national and multi-regional significance, and that could generate significant environmental impacts. The transfer of this responsibility to SENACE is still underway.

Other regulatory institutions are the INGEMMET; the Labor Ministry; the Supervisory Body of Investment in Energy and Mining (Organismo Supervisor de la Inversión en Energía y Minería), or the OSINERGMIN; and the Assessment and Environment Supervising Agency (Organismo de Evaluación y Fiscalización Ambiental), or the OEFA.

Concessions

In accordance with the LGM, mining activities (except surveying, prospecting and trading) must be performed exclusively under the concession system. A concession confers upon its holder the exclusive right to develop a specific mining activity within a defined area. The LGM establishes four types of concessions:

Mining Concessions

A mining concession is a real property interest independent and separate from surface land located within the coordinates of the concession. Holders of mining concessions or of any pending claims for mining concessions must comply with payment of an annual mining good standing fee, or Mining Good Standing Fee, of U.S.$3.00 per year per hectare in order to maintain the concessions in good standing. The payment starts from the year in which the claim was filed and must be paid for as long as the concessions are held. Holders of mining concessions are also required to meet minimum annual production targets prescribed by law, which will have to be demonstrated in the Annual Consolidated Statement filed with the MEM. Titleholders are entitled to group multiple concessions into Administrative Economic Units to comply with the minimum production requirement, provided certain conditions are met. In the case of mining concessions obtained prior to October 2008, the minimum annual production target for concessions to mine metals is equivalent to U.S.$100.00 per hectare per year.

In the case of mining concessions obtained starting in October 2008, the minimum annual production target for metallic concessions is equivalent to one Fiscal Payment Unit, or UIT, per hectare per year. The UIT is fixed on a yearly basis and is set to equal S/.3,700, or approximately U.S.$1,345.00, in 2013. Gold Fields La Cima owns mining concessions acquired before and after October 2008 and therefore is subject to both production target requirements. Gold Fields La Cima is currently in compliance with both requirements.

Beneficiation Concessions

Beneficiation or process concessions confer the right to extract or concentrate the valuable substances of an aggregate of minerals and/or to smelt, purify or refine metals through a set of physical, chemical and/or physicochemical processes. As with mining concessions, holders of beneficiation concessions are required to pay the Mining Good Standing Fee, which is calculated on the basis of the production capacity of the processing plant. In fiscal 2013, Gold Fields La Cima paid a U.S.$11,140 Mining Good Standing Fee in connection with its beneficiation concessions.

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

Mining Royalty and Other Special Mining Taxes and Charges

In addition to general taxation, mining companies are subject to a special tax regime established, in its current form, in September 2011. This special tax regime is structured around the Mining Royalty Law, the Special Mining Tax Law and the Special Mining Charge Law. The Mining Royalty Law established payment of a mining royalty by owners of mining concessions for the exploitation of metallic and non-metallic resources. This mining royalty was originally calculated on the basis of revenues obtained from the sales of minerals. However, in September 2011, an amendment to the Mining Royalty Law was approved establishing that, as of October 2011, the mining royalty will be determined by applying a sliding scale rate (ranging from 1% to 12%, previously 1% to 3% of sales) based on the quarterly operating profits of mining companies. Mining royalties are deductible for income tax purposes.

Also, in September 2011, the Special Mining Tax Law and the Special Mining Charge Law were enacted. The Special Mining Tax is payable by mining companies that have not executed a Mining Tax Stability Agreement with the Ministry of Energy and Mines, or MEM. The Special Mining Tax is calculated by applying a sliding scale of rates (ranging from 2% to 8.4%) based on the quarterly operating profits of the mining company and is deductible for income tax purposes. This Special Mining Tax applies to Gold Fields La Cima as the company has not executed a Mining Tax Stability Agreement with the MEM. While the Company has not executed a Mining Tax Stability Agreement, it does maintain a Legal Stability Agreement, which provides stability regarding certain aspects of the income tax, hiring and export legal regimes, executed with the Private Investment Promotion Agency, or PROINVERSION.

The Special Mining Charge is similar to the Special Mining Tax but applies to mining companies that have executed a Mining Tax Stability Agreement with the MEM and the sliding scale of rates range from 4% to 13.12% based on the quarterly operating profits of mining companies. The Special Mining Charge does not apply to Gold Fields La Cima.

In addition to the above, beginning with their annual income in calendar 2012, mining companies must contribute an amount equivalent to 0.5% of their annual income before taxes to fund the Complementary Retirement Fund for Mining, Metal and Iron and Steel. Gold Fields La Cima disputes the applicability of this provision and plans to initiate an arbitration process during fiscal 2014.

Also, since July 2012, mining companies are required to pay an annual supervisory contribution to the OSINERGMIN and OEFA which is set by Supreme Decree but capped at an amount equivalent to 1% of the total value of annual invoicing for concentrate sales, after deducting VAT. For 2014, contributions to the OSINERGMIN and OEFA are equivalent to 0.21% and 0.15% of annual invoicing respectively. Gold Fields La Cima has paid these contributions under protest and has filed constitutional actions disputing these contributions as unconstitutional and illegal.

Environmental

The environmental impact of mining is regulated by the Environmental Protection Regulations for Mining and Metallurgical Activities and the Environmental Act.

The following items are required to be produced under the environmental laws in order to perform mining activities:

•

Environmental Impact Statement, or DIA, and Semi-Detailed Environmental Impact Assessment, or SD-EIA: DIAs and SD-EIAs are required for mining exploration projects, according to the magnitude and impact that the activities intended to be carried out may have on the environment. DIAs and SD-EIAs contain detailed environmental and social information on the area where exploration activities will be carried out, on the project and works to be performed, and on the measures that will be taken to control and mitigate any environmental impacts caused. Recent legislation has been enacted establishing that the initiation of exploration activities needs to have been previously authorized by the DGM. A SD-EIA or DIA is required for such authorization to be obtained.

•

Environmental Impact Assessment, or EIA: EIAs are required for new projects, expansions of existing operations and projects moving from the exploration stage to development. EIAs must evaluate the physical, biological, socio-economic and cultural impacts on the environment resulting from the operation of mining projects.

A law regulating mine closures requires mining companies to ensure the availability of the resources necessary for the execution of an adequate mine closure plan, including a mine closure estimate, in order to prevent, minimize and control the risks to and negative effects on health, personal safety and environment that may be generated or may continue after the cessation of mining operations. Furthermore, the law obligates holders of mining concessions to furnish guarantees in favor of the MEM to ensure that they will carry out their mine closure plans in accordance with the environmental protection regulations and to ensure that the MEM has the necessary funds to execute the mine closure plan in the event of non-compliance by the holder of the mining concession. Mine concession holders may satisfy these requirements by providing to the MEM stand-by letters of credit to cover the amount of any mine closure plan. Gold Fields La Cima’s mine closure plan for Cerro Corona was approved in 2008 and subsequently amended in 2010, 2011 and 2013. This mine closure plan is guaranteed by a bond letter of approximately U.S.$19.8 million, issued by Scotiabank.

Water Quality Standards

The government of Peru has issued new water quality standards for the discharge of mine water to receiving bodies, or the ECA, which are to be introduced in December 2015. The ECA has set conservative sulfate and calcium limits of 300 ppm and 200 ppm, respectively. Gold Fields La Cima is currently evaluating a water treatment system for the tailings storage facility for Cerro Corona. This process has involved consideration of new technologies available for water treatment, including a reverse osmosis plant. Gold Fields La Cima has begun a pilot program involving ultrafiltration and reverse osmosis. Gold Fields La Cima invested U.S. $0.6 million in the pilot program during fiscal 2013, with a further expenditure of U.S. $1 million planned for fiscal 2014.

Other matters subject to regulation include, but are not limited to, transportation of ore or hazardous substances, water use and discharges, power use and generation, use and storage of explosives, housing and other facilities for workers, reclamation, labor standards and mine safety and occupational health.

Social Matters

According to the Environmental Act, every individual is entitled to take part in a responsible manner in decision-making processes related to, and in the establishment and application of, environmental policies and measures, including those related to environmental components, adopted at each government level.

•

Citizen Participation: The mining industry in Peru is governed by citizen participation regulations that provide for the responsible participation of individuals in the definition and application of measures, actions and decisions by competent authorities which relate to the sustainable operation of mining activities in the country. Mining operators must establish citizen participation mechanisms throughout the life of their projects, from initial exploration to mine closure. The legislation contemplates different types of mechanisms for citizen participation. These include public hearings, informational workshops, opinion surveys, suggestion boxes, technical panels, roundtables, participatory monitoring and permanent office information services, among others.

•

Right to Prior Consultation: On August 31, 2011, the Peruvian government approved the Law of Prior Consultation to Indigenous or Tribal Populations recognized in Convention 169 of the International Labor Organization. This law establishes that the Peruvian government must consult in advance with indigenous or tribal populations on legislative or administrative measures (including pending claims for mining concessions) that may directly affect the collective rights related to their physical existence, cultural identity, quality of life or development. This duty of consultation is owed by the Peruvian government, not Gold Fields or investors.

While the final decision to move forward with legislative or administrative measures on which consultation is sought rests with the Peruvian government, even in the absence of agreement, the Peruvian government has an obligation to take all necessary measures to ensure that the collective rights of indigenous or tribal populations are protected.

Property

Gold Fields’ operations as of December 31, 2013 comprised the following:

Gold Fields’ operative mining areas as of December 31, 2013

Operation	Size (hectares)
South Africa
South Deep	4,268
Ghana
Tarkwa	20,825
Damang	25,016
Australia
St. Ives	127,556
Agnew/Lawlers	78,547
Granny Smith	61,774
Darlot	9,826
Peru
Cerro Corona	2,765

Gold Fields leases its corporate headquarters in Sandton. The MPRDA vests the right to prospect and mine in the South African State with administration by the government of South Africa. During May 2010, the DMR approved the conversion of the South Deep old order mining rights into a new order mining right. Included in this approval was an additional portion of ground known as Uncle Harry’s, which is contiguous to South Deep. Gold Fields also owns most of the surface rights with respect to its South African mining properties. Where Gold Fields conducts surface operations on land the surface rights of which it does not own, it does so in accordance with applicable mining and property laws. In addition, Gold Fields owns prospecting and surface rights contiguous to its operations in South Africa. As required under the MPRDA, Gold Fields has registered its surface rights utilized for mining purposes. Gold Fields has received prospecting rights on properties which it has identified as being able to contribute, now or in the future, to its business and will apply to convert those prospecting rights to mining rights under the MPRDA, when appropriate. These rights include the Fochville East, Kalbasfontein, WA4 and Wildebeestkuil prospecting rights. See “—Environmental and Regulatory Matters—South Africa—Mineral Rights”.

Gold Fields Ghana obtained the mining rights for the Tarkwa property from the government of Ghana in 1993. In August 2000, with the consent of the government of Ghana, Gold Fields Ghana was assigned the mining rights for the northern portion of the Teberebie property. The Tarkwa rights expire in 2027, while the Teberebie rights expire in 2018. Abosso holds the right to mine at the Damang property under a mining lease from the government of Ghana which expires in 2025. Gold Fields may exploit all surface and underground gold at all three sites until the rights expire, provided that Gold Fields pays the government of Ghana a quarterly royalty. In 2010, the Minerals and Mining Act was amended to provide for a fixed royalty rate of 5% of the total revenue earned from minerals obtained, with effect from April 1, 2011.

In Australia, mining rights and property are leased from the state. Australian mining leases have an initial term of 21 years with one automatic 21-year renewal period and thereafter an indefinite number of 21-year renewals with government approval. In relation to gold produced from the mining leases at St. Ives, Agnew, Granny Smith and Darlot, Gold Fields pays an annual royalty to the state of 2.5% of revenue.

In Peru, exploration and extraction activities can only be performed in duly authorized areas. Authorization is granted by the Peruvian government when a mining concession is issued. Mining concessions expire if the titleholder does not exploit the concessions for a period of 20 years. The titleholder must comply with specific obligations, such as paying annual fees of U.S.$3.00 per hectare, meeting minimum investment requirements, paying a monthly royalty according to the value of the produced concentrates and other requirements. La Cima has 47 mining concessions which cover 2,733.1 hectares, including 185.2 hectares outside of Cerro Corona. The total surface rights related to Cerro Corona cover 1,216.89 hectares. Five additional mining concessions located in the surrounding areas of Cerro Corona which cover 31.64 hectares were assigned to La Cima for a 30 year period. See “—Environmental and Regulatory Matters—Peru—Mining Concessions”.

The maps presented below show the location of Gold Fields’ operations.

South Africa Operation

West Africa Operations

Australia Operations

Americas Operation

Legal Proceedings and Investigations

Randgold and Exploration Summons

On August 21, 2008, Gold Fields Operations Limited, formerly known as Western Areas Limited, or WAL, a subsidiary of Gold Fields, received a summons from Randgold and Exploration Company Limited, or R&E, and African Strategic Investment (Holdings) Limited. The summons claims that during the period that WAL was under the control of Brett Kebble, Roger Kebble and others, WAL assisted in the unlawful disposal of shares owned by R&E in Randgold Resources Limited, or Resources, and Afrikander Lease Limited, now known as Uranium One. Gold Fields Operations Limited’s assessment remains that it has sustainable defenses to these claims and, accordingly, Gold Fields Operations Limited’s attorneys have been instructed to vigorously defend the claims. The claims have been computed in various ways. The highest claims have been computed on the basis of the highest prices of Resources and Uranium One between the dates of the alleged unlawful acts and March 2008 (between R11 billion and R12 billion). The alternative claims have been computed on the basis of the actual amounts allegedly received by Gold Fields Operations Limited to fund its operations (approximately

R519 million). The claims lie only against Gold Fields Operations Limited, which holds a 50% stake in the South Deep Mine. This alleged liability is historic and relates to a period of time prior to Gold Fields purchasing the company.

It is not possible to determine what effect the ultimate outcome of the claims may have on the Company. Accordingly, no adjustment for any effects on the Company that may result from the outcome of these claims, if any, has been made in the consolidated financial statements.

Silicosis

During 2012 and 2013, two court applications were served on Gold Fields and its subsidiaries (as well as other mining companies) by various applicants purporting to represent classes of mine workers (and, where deceased, their dependants) who were previously employed by or who are employees of, among others, Gold Fields or any of its subsidiaries and who allegedly contracted Occupational Diseases.

These applications asked the courts to certify a class action to be instituted by the applicants on behalf of the classes of affected people. According to the applicants, this is the first and preliminary step in a process where, if the court were to certify the class action, the applicants will then bring an action wherein they will attempt to hold Gold Fields and other mining companies liable for the Occupational Diseases and the resulting consequences. The applicants contemplate dealing, in this second stage of the process, with legal and factual issues regarding the claims arising for the whole of the classes. If the applicants are successful in the second stage, they envisage that individual members of the class could later submit individual claims for damages against Gold Fields and other mining companies. These applications do not identify the number of claims that could be instituted against Gold Fields and other mining companies or the quantum of damages the applicants may seek.

The two court applications were consolidated into one application on October 17, 2013. The parties to the consolidated application have agreed in a court-sanctioned process that the respondents will answer by the end of May 2014 and the applicants will reply by the end of August 2014.

In addition to the class actions, an individual action has been instituted against Gold Fields and one other mining company in terms of which the plaintiff claims approximately R25 million (and interest on that amount at 15.5% from May 2013 to date of payment and costs) in respect of his alleged contraction of silicosis which he claims was caused by the two defendants. Gold Fields has entered an appearance to defend this action and has entered a plea to the claim. In January 2014, the plaintiff applied to join three other mining companies (including the owners of Gold Fields’ South Deep operation) to the action. This joinder application was granted on March 13, 2014 and Gold Fields plans to deliver a revised plea on behalf of the joined Gold Fields defendants.

It is not possible to determine what effect the ultimate outcome of the applications may have on the Company. Accordingly, no adjustment for any effects on the Company that may result from the outcome of these actions, if any, has been made in the consolidated financial statements.

Regulatory Investigations

Gold Fields has been informed that it is the subject of a regulatory investigation in the United States by the SEC relating to the BEE transaction associated with the granting of the mining license for its South Deep operation. In South Africa, the Directorate for Priority Crime Investigation, or the Hawks, has informed the Company that it has started a preliminary investigation into the BEE transaction to determine whether or not to proceed to a formal investigation, following a complaint by the Democratic Alliance, a political party in South Africa. Given the early stage of these investigations, it is not possible to determine what effect the ultimate outcome of these investigations, any regulatory findings and any related developments may have on the Company. Accordingly, no adjustment for any effects on the Company that may result from the outcome of this investigation, if any, has been made in the consolidated financial statements.

Native Claim

St Ives Gold Mining Company Pty Ltd, or St Ives Gold, which owns the St Ives Gold Mine in Western Australia has been named in proceedings brought in the Federal Court of Australia by the Ngadju People, or the Ngadju Claim, in relation to a native title claim over a parcel of land containing a number of mining tenements held by St Ives and transferred from Western Mining Corporation, or WMC, in 2001. A decision in this proceeding is not expected until at least the third quarter of 2014. Any decision can thereafter be appealed by any of the parties.

Details of the claim were announced to the market on Monday, January 27, 2014. Gold Fields is strongly of the view, having obtained the advice of Senior Counsel, that the assertions made by the Ngadju People are unfounded and without merit, and accordingly is vigorously defending its position in these proceedings.

For further information regarding the risks associated with these matters, please read “Risk Factors—An actual or alleged breach or breaches in governance processes, or fraud, bribery and corruption may lead to public and private censure, regulatory penalties, loss of licenses or permits and impact negatively upon our empowerment status and may damage Gold Fields’ reputation” and “Risk Factors—Some of Gold Fields’ tenements in Australia are subject to native title claims and include Aboriginal heritage sites, which could impose significant costs and burdens.”

It is not possible to determine what effect the ultimate outcome of the applications may have on the Company. Accordingly, no adjustment for any effects on the Company that may result from the outcome of these actions, if any, has been made in the consolidated financial statements.

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

“All-in costs” means all-in sustaining costs plus additional costs relating to growth, including non-sustaining capital expenditure and exploration, evaluation and feasibility costs not associated with current operations.

“All-in sustaining costs” means production costs plus all cost not included in production costs relating to sustaining current production including sustaining capital expenditure.

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

“Free cash flow margin” means revenue less cash outflow divided by revenue expressed as a percentage. It is calculated as follows:

Revenue (gold only = revenue as per the income statement less by-product revenue as per AIC)*	xxx
Less: Cash outflow	(xxx	)
- AIC	(xxx	)
Adjusted for
Share-based payments (as non-cash)	xx
Exploration, feasibility and evaluation costs	xx
Capital expenditure on exploration, feasibility and evaluation	x
- Tax paid	(xx	)
Free cash flow	xx

Free cash flow margin	x	%

Gold sold only - ounces	xxx

*	Revenue from income statement less revenue from by- products in AIC.

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

“Metallurgy” means, in the context of this document, the science of extracting metals from ores and preparing them for sale.

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

“MPa” means a unit measurement of stress or pressure within the earth’s crust used to profile tectonic stress, which can impact ground stability and ground support requirements in underground mining.

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

“Proven reserves” means reserves for which: (1) quantity is computed from dimensions revealed in outcrops, trenches, workings or boreholes; (2) grade and/or quality are computed from the results of detailed sampling; and (3) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

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

“Semi-autogenous grinding”, or “SAG mill”, means a piece of machinery used to crush and grind ore which uses a mixture of steel balls and the ore itself to achieve comminution. The mill is shaped like a cylinder causing the grinding media and the ore itself to impact upon the ore.

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

“Stratigraphic” means the study of rock layers (strata) and layering (stratification) and is primarily used in the study of sedimentary and layered volcanic rocks. Stratigraphic modeling is often important in profiling the regional and local geology that has played a controlling role in gold mineralization and ore body generation.

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

“Total cash costs per ounce” means a measure of the average cost of producing an ounce of gold, calculated by dividing the total cash costs in a period by the total gold sold over the same period. Total cash costs represent production costs as recorded in the statement of operations less offsite (i.e. central) general and administrative expenses (including head office costs charged to the mines, central training expenses, industry association fees and social development costs) and rehabilitation costs, plus royalties and employee termination costs. In determining the total cash cost of different elements of the operations, production overheads are allocated pro rata.

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

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis together with Gold Fields’ consolidated financial statements, including the notes, appearing elsewhere in this annual report. Certain information contained in the discussion and analysis set forth below and elsewhere in this annual report includes forward-looking statements that involve risks and uncertainties. See “Forward-looking Statements” and “Risk Factors” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in this annual report.

Overview

General

Gold Fields is a significant producer of gold and a major holder of gold reserves in South Africa, Ghana, Australia and Peru. In Peru, Gold Fields also produces copper. Gold Fields is primarily involved in underground and surface gold and surface copper mining and related activities, including exploration, extraction, processing and smelting. Gold Fields also has an interest in a platinum group metal (and associated by-product metals) exploration project in Finland.

On the Spin-off date, Gold Fields completed the Spin-off. See “—The Spin-off” below.

Prior to the Spin-off, approximately half of Gold Fields’ operations, based on gold production, were located in South Africa. After the Spin-off, Gold Fields’ South African, West African, Australasian and American operations produced 15%, 37%, 33% and 15% of its total gold production in 2013, respectively. Based on the Group 2014 guidance, the South African, West African, Australasian and American operations are forecast to produce 16%, 30%, 42% and 12% of its total gold production, respectively.

Gold Fields’ remaining South African operation is South Deep. Gold Fields also owns the St. Ives, Agnew/Lawlers, Granny Smith and Darlot gold mining operations in Australia and has a 90.0% interest in each of the Tarkwa gold mine and the Damang gold mine in Ghana. Gold Fields also owns a 99.5% interest in the Cerro Corona mine. On October 1, 2013, Gold Fields acquired the Yilgarn South Assets from Barrick Gold Corporation, or Barrick. See “Information on the Company—Developments since December 31, 2012—The Yilgarn South Assets”. In addition, Gold Fields has gold and other precious metal exploration activities and interests in Africa, Eurasia, Australasia and the Americas.

As of December 31, 2013, Gold Fields reported attributable proven and probable gold and copper reserves of approximately 48.6 million ounces of gold and 708 million pounds of copper, as compared to the 68.4 million ounces of gold and 1,024 million pounds of copper, reported as of December 31, 2012. Of the 68.4 million ounces in December 31, 2012, Sibanye Gold assets accounted for 13.5 million ounces of gold. For a description of how gold equivalent ounces are determined, see “Defined Terms and Conventions”.

Total gold production was 2.104 million ounces of gold equivalents in fiscal 2013, 2.022 million ounces of which were attributable to Gold Fields with the remainder attributable to non-controlling shareholders in Gold Fields Ghana, Abosso and La Cima, relating to the Tarkwa, Damang and Cerro Corona mining operations, respectively. Total gold production was 3.348 million ounces in fiscal 2012, 3.254 million ounces of which were attributable to Gold Fields with the remainder attributable to non-controlling shareholders in Gold Fields Ghana, Abosso and La Cima. Sibanye Gold accounted for 1.447 million ounces of the production in 2012.

In fiscal 2013, production from the South African operation increased 12% mainly due to increased underground mining volumes, as South Deep builds to full production.

Production at the international operations decreased by 3%. In the West African region, Tarkwa’s production decreased by 12% due to cessation of crushing operations at the South Heap Leach facility at the end of December 2012, as well as industrial action at the beginning of the June 2013 quarter. Damang’s production was 8% lower due to lower yield following the premature closure of the original Damang pit, due to safety reasons. In Australia, St. Ives’ production decreased by 10% mainly due to the cessation of crushing and stacking at the heap leach facility and lower grade open pit material mined and processed. At Agnew, production was 22% higher due to the inclusion of Lawlers (0.032 million ounces) and mining only the higher grade Kim orebody. At Granny Smith, production was 0.062 million ounces in 2013 and, at Darlot, production was 0.020 million ounces in fiscal 2013. In Peru, Cerro Corona’s production decreased 7% mainly due to expected lower gold and copper grades.

Yilgarn South assets acquisition

On October 1, 2013, Gold Fields completed the acquisition of the Yilgarn South assets from Barrick. Gold Fields acquired the assets for a total net consideration of U.S.$262.0 million after adjustments for working capital and employee entitlements. In accordance with the sale and purchase agreement, Gold Fields elected to satisfy the consideration by delivering 28.7 million of its common shares (which was based on the five-day volume weighted average price, or VWAP, for the ADR’s trading on the NYSE prior to closing). The balance of U.S.$135.0 million was paid from cash resources held by Gold Fields in Australia.

The Spin-off

On the Spin-off date, Gold Fields completed the Spin-off. The Spin-off was achieved by way of Gold Fields making a distribution on a pro rata basis of one Sibanye Gold ordinary share for every one Gold Fields share (whether held in the form of shares, ADRs or international depositary receipts) to Gold Fields shareholders, registered as such in Gold Fields’ register at close of business on February 15, 2013 in terms of section 46 of the South African Companies Act and section 46 of the South African Income Tax Act. The Board of Gold Fields passed the resolution necessary to implement the Spin-off on December 12, 2012. Sibanye Gold shares listed on the JSE and on the NYSE on February 11, 2013.

Prior to the Spin-off, Gold Fields provided purchasing, corporate communications, human resources and benefits management, treasury and finance, investor relations, internal audit, legal and tax advice, compliance regarding internal controls and information technology functions to Sibanye Gold. This arrangement ended in February 2014. The total cost of these services from Gold Fields was U.S.$8.4 million in fiscal 2012.

Following the Spin-off, Gold Fields continued to provide some of these services to Sibanye Gold and Sibanye Gold continued to provide some services to Gold Fields on a transitional basis for a period of up to one year, pursuant to the Transitional Services Agreement. For more information on the Transitional Services Agreement, see “Additional Information—Material Contracts”.

Sibanye Gold’s total liabilities exceeded its assets by U.S.$965.2 million and U.S.$1,325.2 million as of December 31, 2012 and December 31, 2011, respectively. In addition, Sibanye Gold’s current liabilities exceeded its current assets by U.S.$2,001.3 million and U.S.$2,727.2 million, respectively, at those dates. Included in Sibanye Gold’s current liabilities were $1,996.3 million and $2,614.8 million owed by Sibanye Gold to GFL Mining Services Limited, or GFLMSL (a subsidiary of Gold Fields), as of December 31, 2012 and December 31, 2011, respectively. On February 1, 2013, Gold Fields subscribed for further shares in Sibanye Gold at a total subscription price of R17,245,786,016. Sibanye Gold used the majority of the proceeds of such subscription amount to repay the intercompany loan to GFLMSL, a wholly-owned subsidiary of Gold Fields. Gold Fields subscribed for such number of shares in Sibanye Gold so that, following such subscription, the number of issued shares held by Gold Fields in Sibanye Gold equaled the number of issued shares in Gold Fields. Sibanye Gold used the remaining portion of the proceeds of such subscription to establish a cell captive to continue to cover insurance exposures for risk categories, including asset and liability claims that are typically denominated in U.S. dollars, which were covered under Gold Fields’ cell captive.

The financial results of Sibanye Gold, which include the KDC and Beatrix mines, have been presented as discontinued operations in the consolidated financial statements and the comparative statements of operations and statements of cash flows have been presented as if Sibanye Gold had been discontinued from the start of the comparative periods. The discussion of financial results of Gold Fields in this Operating and Financial Review and Prospects relates to continuing operations only unless otherwise stated.

Payment for exploration rights in the Far South East Project

On September 20, 2010, Gold Fields entered into option agreements with Lepanto, a company listed in the Philippines, and Liberty, a private holding company, to acquire a 60% interest in the FSE deposit in the Philippines.

The agreements provide Gold Fields with an 18-month option on FSE, during which time Gold Fields will conduct a major drilling program as part of a feasibility study on FSE. The option was initially granted to Gold Fields for the later of 18-months from signature in September 2010 and the date of receiving a FTAA for the project. A FTAA license allows a foreign corporation to control a majority interest in a Philippine mining project. The FTAA application for the FSE project was filed in November 2011. The application requires the FPIC of the Kankana-ey indigenous people for Gold Fields’ exploration activities. In July 2013, the Kankana-ey people’s elders voted in favor of FPIC for the project. Negotiations are ongoing to agree a memorandum of agreement with the communities. Following receipt of the FPIC, Gold Fields is focused on securing a FTAA and targets completion of the FTAA process in 2015. See “Information on the Company—Gold Fields’ Mining Operations—Australasia Operations—Far Southeast Scoping Study”.

As part of the agreement, Gold Fields was required to pay U.S.$10.0 million in option fees to Lepanto and U.S.$44.0 million as a non-refundable down payment to Liberty upon signing of the option agreement, which payments were made during October 2010. During fiscal 2011, Gold Fields paid a further non-refundable down-payment of U.S.$66.0 million to Liberty, in accordance with the agreement. On March 22, 2012, Gold Fields exercised its option to acquire 40% of FSE after making a payment of U.S.$110.0 million. The final payment of U.S.$110.0 million is payable at the expiration of the option period. The total pre-agreed acquisition price for a 60% interest in FSE, inclusive of all of the above payments, is U.S.$340.0 million. See “Information on the Company—Gold Fields’ Mining Operations—Australasia Operations—Far Southeast Scoping Study”.

Purchase of noncontrolling interests

On March 22, 2011, Gold Fields announced a voluntary purchase offer in Lima, Peru to acquire the outstanding common voting shares and investment shares of La Cima that it did not already own. Gold Fields offered 4.20 Peruvian Nuevos Soles in cash for each La Cima common or investment share. The offer closed on April 15, 2011. The transaction resulted in Gold Fields increasing its stake in La Cima from 80.7% to 98.5%, after purchasing 254.8 million shares, at a cost of U.S.$382.3 million. In fiscal 2012, Gold Fields purchased a further 0.1% in La Cima for U.S.$0.8 million. In fiscal 2013, Gold Fields purchased a further 0.9% for U.S.$13.0 million, bringing the Group shareholding to 99.53%.

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

On October 14, 2011, Gold Fields purchased a 26% interest in Western Areas Prospecting from Peotona Gold (Proprietary) Limited, or Peotona Gold, for U.S.$6.3 million. The transaction was concluded in terms of an agreement signed between the parties during fiscal 2009. Gold Fields now owns 100% of Western Areas Prospecting which owns the Cardoville, the Kalbasfontein, the WA4 and the Wildebeestkuil prospecting rights.

Revenues

Substantially all of Gold Fields’ revenues are derived from the sale of gold and copper. As a result, Gold Fields’ revenues are directly related to the prices of gold and copper. Historically, the prices of gold and copper have fluctuated widely. For example, during April 2013, the gold price fell approximately 30% from its high in September 2011. The gold and copper prices are affected by numerous factors over which Gold Fields does not have control. See “Risk Factors—Changes in the market price for gold, and to a lesser extent copper, which in the past have fluctuated widely, affect the profitability of Gold Fields’ operations and the cash flows generated by those operations.” The volatility of gold and copper prices is illustrated in the following tables, which show the annual high, low and average of the London afternoon fixing price of gold and the London Metal Exchange cash settlement price for copper in U.S. dollars for the past 12 calendar years and to date in calendar year 2014:

	Price per ounce(1)
Gold	High	Low	Average
	($/oz)
2002	349	278	310
2003	416	320	363
2004	454	375	409
2005	537	411	445
2006	725	525	604
2007	834	607	687
2008	1,011	713	872
2009	1,213	810	972
2010	1,421	1,058	1,224
2011	1,895	1,319	1,571
2012	1,792	1,540	1,669
2013	1,694	1,192	1,409
2014 (through April 22, 2014)	1,385	1,221	1,294

Source: I-Net

Note:

(1)	Rounded to the nearest U.S. dollar.

On April 22, 2014, the London afternoon fixing price of gold was U.S.$1,287 per ounce.

	Price per tonne(1)
Copper	High	Low	Average
	($/t)
2001	1,837	1,319	1,577
2002	1,690	1,421	1,558
2003	2,321	1,545	1,780
2004	3,287	2,337	2,867
2005	4,650	3,072	3,687
2006	8,788	4,537	6,728
2007	8,301	5,226	7,128
2008	8,985	2,770	6,952
2009	7,346	3,051	5,164
2010	9,740	6,091	7,539
2011	9,986	7,062	8,836
2012	8,658	7,252	7,951
2013	8,243	6,638	7,324
2014 (through April 22, 2014)	7,440	6,446	6,965

Source: I-Net

Note:

(1)	Rounded to the nearest U.S. dollar.

On April 22, 2014, the LME cash settlement price for copper was U.S.$6,629 per tonne.

As a general rule, Gold Fields sells the gold it produces at market prices to obtain the maximum benefit from prevailing gold prices and does not enter into hedging arrangements such as forward sales or derivatives which establish a price in advance for the sale of its future gold production. Hedges can be undertaken in one or more of the following circumstances: to protect cash flows at times of significant capital expenditures; for specific debt servicing requirements; and to safeguard the viability of higher cost operations. At December 31, 2013, Gold Fields had no outstanding hedges. See “Quantitative and Qualitative Disclosures About Market Risk—Commodity Price Sensitivity”. Significant changes in the prices of gold and copper over a sustained period of time may lead Gold Fields to increase or decrease its production in the near-term, which could have a material impact on Gold Fields’ revenues.

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

	Fiscal
Realized Gold Price(1)	2011		2012		2013
Average	1,567		1,669		1,409
High	1,875		1,792		1,694
Low	1,319		1,540		1,192
Gold Fields’ average realized gold price(2)	1,555	(3)	1,656	(3)	1,386

Notes:

(1)	Prices stated per ounce.
(2)	Gold Fields’ average realized gold price may differ from the average gold price due to the timing of its sales of gold within each year.
(3)	Restated following the Spin-off.

The following table sets out the average, the high and the low London Metal Exchange cash settlement price per tonne for copper and Gold Fields’ average U.S. dollar realized copper price for fiscal 2011, 2012 and 2013.

	Fiscal
Realized Copper Price(1)	2011	2012	2013
Average	8,836	7,951	7,324
High	9,986	8,658	8,243
Low	7,062	7,252	6,638
Gold Fields’ average realized copper price(2)	8,160	7,322	6,575

Notes:

(1)	Prices stated per ounce.
(2)	Gold Fields’ average realized copper price may differ from the average copper price due to the timing of its sales of copper within each year and is net of treatment and refining charges.

Production

Gold Fields’ revenues are primarily driven by its production levels and the price it realizes on the sale of gold. Production levels are affected by a number of factors. Total production at Gold Fields’ continuing operations decreased from 2.12 million ounces in fiscal 2012 to 2.10 million ounces in fiscal 2013, having decreased from 2.25 million ounces in fiscal 2011 to 2.12 million ounces in fiscal 2012. The decrease in production between fiscal 2012 and fiscal 2013 was the result of a number of factors, primarily including the cessation of the South Heap Leach operation at Tarkwa, the heap leach operation at St Ives, the premature closure of the original Damang-pit and lower expected gold and copper grades at Cerro Corona, partially offset by the additional production from the Yilgarn South assets.

Labor Impact

In recent years, Gold Fields has experienced greater union activity in some of the countries in which it operates, including the entry of rival unions, which has resulted in more frequent industrial disputes, including violent protests, intra-union violence and clashes with police authorities, and has impacted labor relations. In particular, in South Africa during the second half of fiscal 2012, a number of unions in the mining industry threatened to or went on strike for various reasons, including the renegotiation of wage agreements. These strikes impacted each of Gold Fields’ South African operations and caused work stoppages and significant production losses. In the third quarter of fiscal 2013, South Deep was affected by a three day wage related industrial action. The risk of widespread industrial action at South Deep is significantly diminished when compared with KDC and Beatrix (both spun-off as part of the Spin-off). South Deep has a relatively well educated labor force, which is highly skilled and receives remuneration packages that are competitive and highly incentivized. There is also no evidence to date that the Association of Mineworkers and Construction Union, which has been responsible for extensive strike action at South Africa’s gold and platinum mines, is attempting to establish a presence at the mine. The NUM is the dominant union, thereby ensuring relatively stable relations.

Further, on April 3, 2013, employees at Gold Fields’ Ghanaian operations engaged in a work stoppage that led to a halt in production, which resulted in a loss of approximately 21,700 ounces. On April 8, 2013, the strike ended and production resumed after management and the GMWU reached a settlement regarding the process for resolving certain issues raised by union petitions. See “Risk Factors—Gold Fields’ operations and profits have been and may be adversely affected by union activity and new and existing labor laws”.

Health and Safety Impact

Gold Fields’ operations are also subject to various health and safety laws and regulations that impose various duties on Gold Fields’ mines while granting the authorities broad powers to, among other things, close or suspend operations at unsafe mines and order corrective action relating to health and safety matters. Additionally, it is Gold Fields’ policy to halt production at its operations when serious accidents occur in order to rectify dangerous situations and, if necessary, retrain workers. During fiscal 2013, Gold Fields operations suffered two safety stoppages. In South Africa, Gold Fields has actively engaged with the DMR on the protocols applied to safety-related mine closures. Gold Fields conducted a tri-partite Health and Safety Summit in February 2012 along with government and labor organizations to promote health and safety in South Africa as part of a comprehensive effort to improve mine safety. See “Risk Factors—Gold Fields’ operations are subject to environmental and health and safety regulations, which could impose additional costs and compliance requirements and Gold Fields may face claims and liability for breaches, or alleged breaches, of such regulations and other applicable laws”.

Gold Fields expects that each of these factors will continue to impact production levels in the future.

Costs

Over the last three fiscal years, Gold Fields’ total cash costs consisted primarily of labor and contractor costs, power, water, consumable stores, which include explosives, timber, diesel fuel, other petroleum products and other consumables. Gold Fields expects that its total cash costs, particularly the input costs noted above, are likely to continue to increase in the near future driven by general economic trends, market dynamics and other regulatory changes.

In order to counter the effect of increasing costs in the mining industry, Gold Fields introduced broad-based cost saving initiatives which are collectively referred to as the business process reengineering, or BPR program. This program has been implemented across the Group and focuses on identifying and realizing major cost savings on an ongoing basis to ensure the long term sustainability of the operations. See “Information on the Company—Strategy—Restructuring of the cost base”. One of Gold Fields’ strategic priorities relates to the proactive management of costs with a view of achieving a 15% free cash flow margin at a U.S.$1,300 gold price.

In addition, in order to enable Gold Fields to increase its focus on providing shareholders with increased returns against the gold price, the Portfolio Review was concluded in fiscal 2013. It focused on cash flow growth (not just ounce growth), and rigorous prioritization of capital expenditure and exploration spend based on expected risk-adjusted return on investment. The Portfolio Review resulted in, among other things, a reduction in unprofitable production at a number of mines including St. Ives, Damang and Tarkwa, as well as the planned or actual disposal of a number of the Group’s growth projects. See “Information on the Company—Developments since December 31, 2012—Planned Disposals”.

The discussions below concerns itself with continuing operations only.

The Gold Fields’ South African operation is labor intensive due to the use of deep level underground mining methods. As a result, over the last three fiscal years labor has represented on average approximately 42% of total cash costs at the South African operation.

Negotiations with the South African mining unions in fiscal 2011 resulted in above-inflation wage increases of between 8.0% to 10.0%, depending upon the category of employee. Such negotiations historically have occurred every two years. However, the recent labor unrest has resulted in South African mining industry participants undergoing negotiations with workers and labor unions outside this period. These ad-hoc negotiations resulted in a settlement proposal made by a number of gold mining companies in South Africa, including Gold Fields. Through the Chamber of Mines, Gold Fields agreed with the trade unions to an earlier implementation of a number of provisions of the wage agreement reached in 2011 that were agreed to by all parties, culminating in an adjustment to wages in the relevant bargaining units of around 2.5% per annum, relating to changes to job grades and entry-level wages. In addition, gold mining companies, trade unions and government set up a working group for a wide-ranging review of working practices, productivity improvements and socio-economic conditions in the gold mining industry, which fed into the 2013 round of wage negotiations. See “Directors, Senior Management and Employees—Employees—Labor Relations—Wage Agreements—2011-2013 Agreement.” Despite the fact that returning employees will receive the benefit of this settlement, Gold Fields’ employees may continue to take industrial action to protest and seek redress in connection with a variety of issues, including pay and working conditions.

At the South African operation, power and water made up on average approximately 9% of total cash costs over the last three fiscal years. In fiscal 2013, power and water costs made up 7% of the costs of production at the South African operation. Eskom applied to NERSA for a 35% average tariff increase on each of April 1, 2011, 2012 and 2013, and NERSA granted average increases of 25.8%, 25.9% and 16.0%, respectively. The actual legislated increase applicable to the South African mining industry effective July 1, 2013 was 9.6%.

Both Gold Fields Ghana and Abosso concluded tariff negotiations for 2012 and 2013 with their respective power suppliers (the state electricity supplier, the VRA, supplies power to Gold Fields Ghana and the ECG, provides power to Abosso and the South Heap Leach facility at Gold Fields Ghana), representing a 19% increase from the VRA and 15% increase from the ECG, respectively, from fiscal 2011 to fiscal 2012. The 2013 tariffs remained unchanged from the 2012 tariffs.

The VRA is yet to finalize the draft Power Sale and Purchase Agreement (PSPA) with Gold Fields Ghana due to the proposed implementation by the Energy Commission of the Wholesale Electricity Market (WEM), which would impact on the tariff provisions of the PSPA. The Tariff Agreement between GFG and VRA expired on December 31, 2013. Gold Fields Ghana is pressuring the VRA to conclude a new tariff agreement until the PSPA can be signed.

The term sheet between the ECG and Abosso on tariffs expired on December 31, 2013. Abosso is insistent on a new agreement; however, ECG officials have indicated that negotiations for a new tariff agreement would start after they have completed a tariff model based on projected demand for Abosso for 2014 and beyond.

At the West Africa operations, Damang completed the transition to owner mining in March 2011. In fiscal 2005, Tarkwa began engaging in owner mining and therefore significantly reduced its use of outside contractors. Both Tarkwa and Damang completed the transition to owner maintenance of the trucking fleet during fiscal 2011. Contractor costs represented on average 11% of total cash costs at Tarkwa over the last three fiscal years, and 12% of total cash costs during fiscal 2013. Over the last three fiscal years, contractor costs represented on average 13% of total cash costs at Damang with 11% in fiscal 2013. Direct labor costs represent on average a further 12% of total cash costs at Tarkwa over the last three fiscal years and 14% in fiscal 2013. Over the last three fiscal years, direct labor costs represented on average 10% at Damang and 10% in fiscal 2013.

At Cerro Corona, contractor cost represented on average 38% of total cash costs over the last three fiscal years and 40% of total cash costs during fiscal 2013. Direct labor costs represent on average a further 27% of total cash costs over the last three fiscal years and 26% in fiscal 2013.

At the Australasian operations, mining operations were conducted by outside contractors. However, at Agnew, owner mining at the underground operations commenced in May 2010, while development is still conducted by outside contractors. At St. Ives, owner mining commenced in July 2011 at the underground operations and in July 2012 at the surface operations, but development is still conducted by contractors. Over the last three fiscal years, total contractor costs represented on average 37% at St. Ives and 34% at Agnew of total cash costs and direct labor costs represented on average a further 18% at St. Ives and 21% at Agnew of total cash costs. In fiscal 2013, contractors and direct labor cost represented 32% and 26% at St. Ives and 33% and 22% at Agnew, respectively. At the Yilgarn South Assets, mining operations and development are conducted through owner mining. In fiscal 2013, contractors and direct labor cost represented 10% and 9% at Granny Smith and 2% and 6% at Darlot.

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

From fiscal 2014 onwards, Gold Fields will exclusively report its costs in accordance with the new World Gold Council definition for all-in sustaining costs and all-in cost and therefore will no longer report total cash cost and notional cash expenditure. See “Operational and Financial Review and Prospects—All-in Sustaining and All-in cost”.

The following tables set out a reconciliation of Gold Fields’ production costs, as calculated in accordance with U.S. GAAP, to its NCE and NCE per equivalent ounce of gold produced for fiscal 2013, 2012 and 2011.

	For the year ended December 31, 2013
	South Deep	Tarkwa	Damang	St. Ives	Agnew/ Lawlers	Darlot	Granny Smith	Cerro Corona	Corporate	Group(1)
	(in $ million except as otherwise stated)
Production Costs	325.6	612.9	188.1	354.7	138.1	21.0	45.1	139.5	(5.1)	1,819.9
Less: Share-based payments	(4.4)	(5.4)	(1.3)	(3.8)	(1.6)	—	(0.1)	(3.7)	—	(20.3)
Add:
Corporate expenditure(3)	3.6	5.9	1.4	4.3	2.3	—	—	3.7	5.1	26.4
Employment termination costs	6.8	2.1	1.5	0.8	6.2	0.7	1.3	—	16.2	35.5
GIP movement	—	(32.7)	10.8	8.6	0.7	0.7	3.7	18.8	—	10.7
Accretion expense on provision for environmental rehabilitation	0.8	3.1	0.7	4.3	(0.2)	—	—	1.7	—	10.4

Operating costs(1)	332.3	586.0	201.2	368.9	145.6	22.4	50.1	160.0	16.2	1,882.7

Additions to property, plant and equipment	202.4	94.2	21.3	110.9	46.8	1.3	7.5	56.3	3.1	543.7

Notional cash expenditure(1)	534.8	680.2	222.5	479.7	192.4	23.7	57.6	216.3	19.3	2,426.3

Gold produced (‘000oz)(2)	302.1	632.2	153.1	402.7	215.6	19.7	62.2	316.7	—	2,104.4
Notional cash expenditure per equivalent ounce of gold produced ($)	1,770	1,076	1,453	1,191	892	1,202	926	683	—	1,153

Notes:

(1)	This total may not reflect the sum of the line items due to rounding.
(2)	Including gold equivalent ounces.
(3)	Corporate expenditure expense excludes share-based compensation as it is non-cash.

	For the year ended December 31, 2012
	South Deep	Tarkwa	Damang	St. Ives	Agnew/ Lawlers	Cerro Corona		Corporate	Group(1)
	(in $ million except as otherwise stated)
Production Costs	328.1	587.5	215.5	426.3	152.2	158.0		(4.9)	1,862.6
Less: Share-based payments	(4.4)	(5.5)	(1.9)	(3.5)	(1.6)	(5.2)		—	(22.1)
Add:
Corporate expenditure(3)	2.0	4.7	2.1	3.0	1.8	4.9		4.9	23.4
Employment termination costs	0.2	1.6	—	1.7	1.8	0.6		—	6.1
GIP movement	—	21.2	3.7	(13.8)	(0.2)	11.0		—	21.8
Accretion expense on provision for environmental rehabilitation	0.8	2.8	0.6	6.7	1.3	1.9		—	13.9

Operating costs(1)	326.7	612.1	220.0	420.5	155.3	171.1		—	1,905.7
Additions to property, plant and equipment	314.5	142.3	51.0	278.4	57.5	93.8		5.9	943.4

Notional cash expenditure(1)	641.2	754.4	271.0	698.9	212.8	264.9		5.9	2,849.2

Gold produced (‘000oz)(2)	270.4	718.8	166.4	449.8	176.6	342.1	(2)	—	2,124.2
Notional cash expenditure per equivalent ounce of gold produced ($)	2,371	1,050	1,628	1,554	1,205	774		—	1,341

Notes:

(1)	This total may not reflect the sum of the line items due to rounding.
(2)	Including gold equivalent ounces.
(3)	Corporate expenditure expense excludes share-based compensation as it is non-cash.

	For the year ended December 31, 2011
	South Deep	Tarkwa	Damang	St. Ives	Agnew	Cerro Corona	Corporate	Group(1)
	(in $ million except as otherwise stated)
Production Costs	299.0	450.3	173.9	401.2	145.7	158.8	(1.0)	1,627.9
Less: Share-based payments	(5.1)	(4.3)	(1.8)	(2.5)	(0.8)	(3.2)	—	(17.7)
Add:
Corporate expenditure(3)	1.4	4.0	1.2	2.9	1.2	5.0	3.2	18.9
Employment termination costs	0.1	—	—	—	—	—	0.7	0.8
GIP movement	—	78.6	(1.1)	(2.9)	2.7	(0.1)	—	77.2
Accretion expense on provision for environmental rehabilitation	1.0	1.8	0.3	4.2	2.3	1.7	—	11.1

Operating costs(1)	296.4	530.4	172.6	403.0	151.1	162.1	3.0	1,718.2
Additions to property, plant and equipment	274.6	124.8	57.4	150.8	63.3	69.4	7.9	748.2

Notional cash expenditure(1)	571.0	655.2	230.0	553.7	214.3	231.5	10.8	2,466.4

Gold produced (‘000oz)(2)	273.0	717.3	217.7	464.5	194.0	383.1 (2)	—	2,249.7
Notional cash expenditure per equivalent ounce of gold produced ($)	2,092	913	1,056	1,192	1,105	604	—	1,096

Notes:

(1)	This total may not reflect the sum of the line items due to rounding.
(2)	Including gold equivalent ounces.
(3)	Corporate expenditure expense excludes share-based compensation as it is non-cash.

NCE decreased from U.S.$1,341 per ounce in fiscal 2012 to U.S.$1,153 per ounce in fiscal 2013, primarily because of lower operating costs at all the operations, except South Deep, and lower additions to property, plant and equipment at all the operations, partially offset by the additional operating costs and property, plant and equipment from the Yilgarn South assets. The lower costs and additions were due to the elimination of marginal mining by closing down unprofitable production, such as the heap leach operations at St Ives and Tarkwa and low grade mining at Agnew. Additions to property, plant and equipment were rationalized and prioritized and, where appropriate non-essential expenditure was deferred without compromising the future integrity of ore bodies and operations. In addition, Corporate, regional and operational structures were re-structured and right-sized to be fit-for-purpose and the GIP division was broken-up.

All-in Sustaining and All-in Cost

The World Gold Council has worked closely with its member companies to develop definitions for “all-in sustaining costs” and “all-in costs”. The World Gold Council is not a regulatory industry organization and does not have the authority to develop accounting standards or disclosure requirements. For further discussion of Gold Fields’ relationship with the World Gold Council, please refer to note 22 to the consolidated financial statements. “All-in sustaining costs” and “All-in costs” are non-GAAP measures. These non-GAAP measures are intended to provide further transparency into the costs associated with producing and selling an ounce of gold. The new standard was released by the World Gold Council on June 27, 2013. It is expected that these new metrics will be helpful to investors, governments, local communities and other stakeholders in understanding the economics of gold mining. The “all-in sustaining costs” is an extension of existing “cash cost” metrics and incorporates costs related to sustaining current production. The “all-in costs” include additional costs which relate to the growth of the Group. All-in sustaining costs, as defined by the World Gold Council, are total production costs plus all costs not already included in production costs relating to sustaining current production, including sustaining capital expenditure. The value of by-product revenues such as silver and copper is deducted from total production costs as it effectively reduces the cost of gold production. All-in costs starts with all-in sustaining costs and adds additional costs which relate to the growth of the Group, including non-sustaining capital expenditure and exploration, evaluation and feasibility costs not associated with current operations.

Gold Fields voluntarily adopted and implemented these metrics as from the quarter ended June 2013. All-in sustaining costs and all-in cost are reported on a per ounce of gold basis, net of by-product revenues (as per the World Gold Council definition) as well as on a per ounce of gold equivalent basis, gross of by-product revenues.

As from 2014, Gold Fields will exclusively report its costs in accordance with the new World Gold Council definition for all-in sustaining costs (AISC) and all-in cost (AIC) and, therefore, will no longer report total cash cost and notional cash expenditure (NCE).

An investor should not consider AISC and AIC or operating costs in isolation or as alternatives to production costs, cash flows from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. AISC and AIC as presented in this annual report may not be comparable to other similarly titled measures of performance of other companies.

The following tables set out a reconciliation of Gold Fields’ production costs, as calculated in accordance with U.S. GAAP, to its AISC and AIC net of by-product revenues per ounce of gold sold for fiscal 2013 and 2012. The following tables also set out AISC and AIC gross of by-product revenue on a gold equivalent ounce basis for fiscal 2013 and 2012.

	AISC and AIC, net of by-product revenue per ounce of gold
	For the year ended December 31, 2013
	South Deep	Tarkwa	Damang	St. Ives	Agnew/ Lawlers	Darlot	Granny Smith	Cerro Corona	Corporate	Group(1)
	(in $ million except as otherwise stated)
Production Costs	325.6	612.9	188.1	354.7	138.1	21.0	45.1	139.5	(5.1)	1,819.9
Add:
Corporate expenditure	3.6	5.9	1.4	4.3	2.3	—	—	3.7	18.1	39.4
Employment termination costs(2)	0.2	—	—	—	—	—	—	—	—	0.2
Accretion expense on provision for environmental rehabilitation	0.8	3.1	0.7	4.3	(0.2)	—	—	1.7	—	10.4
Inventory write-off	—	42.8	16.1	—	—	—	—	—	—	58.9
Royalties	2.1	44.7	10.8	13.9	7.5	0.6	2.1	8.9	—	90.5
Realized gains and losses on commodity cost hedges	—	—	—	(0.2)	—	—	—	—	—	(0.2)
Community/social responsibility costs	2.2	9.1	0.2	—	—	—	—	7.6	—	19.1
By-product revenue(3)	(0.8)	(0.7)	(0.1)	(0.8)	(0.5)	—	—	(188.2)	—	(191.1)
Rehabilitation amortization	—	2.8	0.1	2.4	0.2	—	—	1.0	—	6.5
Sustaining capital expenditure(4)	135.4	94.2	21.3	110.9	46.8	1.3	7.5	56.3	—	473.6

All-in sustaining costs	469.1	814.9	238.6	489.4	194.3	22.9	54.7	30.5	13.0	2,327.3
Exploration, feasibility and evaluation costs(5)	—	—	—	—	—	—	—	—	157.1	157.1
Non sustaining capital expenditure(4)	67.0	—	—	—	—	—	—	—	3.1	70.1

All-in costs	536.1	814.9	238.6	489.4	194.3	22.9	54.7	30.5	173.2	2,554.4

Only gold sold (‘000oz)	302.1	632.2	153.1	402.7	215.6	19.7	62.2	157.3	—	1,944.9

All-in sustaining cost	469.1	814.9	238.6	489.4	194.3	22.9	54.7	30.5	13.0	2,327.3
All-in sustaining cost net of by-product revenue per ounce of gold sold ($/oz)	1,553	1,289	1,558	1,215	901	1,162	879	194	—	1,197

All-in costs	536.1	814.9	238.6	489.4	194.3	22.9	54.7	30.5	173.2	2,554.4
All-in costs net of by-product revenue per ounce of gold sold ($)	1,775	1,289	1,558	1,215	901	1,162	879	194	—	1,313

	AISC and AIC, gross of by-product revenue per equivalent ounce of gold
	For the year ended December 31, 2013
	South Deep	Tarkwa	Damang	St. Ives	Agnew/ Lawlers	Darlot	Granny Smith	Cerro Corona	Corporate	Group
	(in $ million except as otherwise stated)
All in sustaining costs (per table above)	469.1	814.9	238.6	489.4	194.3	22.9	54.7	30.5	13.0	2,327.3
add back by-product revenue	0.8	0.7	0.1	0.8	0.5	—	—	188.2	—	191.1

All-in sustaining costs gross of by-product revenue	469.9	815.6	238.7	490.2	194.8	22.9	54.7	218.7	13.0	2,518.4

All-in costs (per table above)	536.1	814.9	238.6	489.4	194.3	22.9	54.7	30.5	173.2	2,554.4
add back by-product revenue	0.8	0.7	0.1	0.8	0.5	—	—	188.2	—	191.1

All-in costs gross of by-product revenue	536.9	815.6	238.7	490.2	194.8	22.9	54.7	218.7	173.2	2,745.5

Gold equivalent ounces sold	302.1	632.2	153.1	402.7	215.6	19.7	62.2	309.4	—	2,097.1
All-in sustaining costs gross of by-product revenue ($/equivalent oz)	1,556	1,290	1,559	1,217	903	1,164	880	707	—	1,201

All-in sustaining costs gross of by-product revenue ($/equivalent oz)	1,777	1,290	1,559	1,217	903	1,164	880	707	—	1,309

Notes:

(1)	This total may not reflect the sum of the line items due to rounding.
(2)	Excludes retrenchment costs made as part of a restructuring activity.
(3)	By-product revenue at Cerro Corona relates to copper. For all the other operations, by-product revenue relates to silver.
(4)	Sustaining capital expenditure represents the majority of capital expenditures at existing operations, including underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures at existing operations and is calculated as total additions to property, plant and equipment (as reported on the consolidated statement of cash flows), less non-sustaining capital expenditures. Non-sustaining capital expenditures represents capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations.
(5)	Includes exploration, feasibility and evaluation, share of equity accounted losses of FSE and only 51% of capital expenditure in Chucapaca, being the Group’s share of the project.

	AISC and AIC, net of by-product revenue per ounce of gold
	For the year ended December 31, 2012
	South Deep	Tarkwa	Damang	St. Ives	Agnew	Cerro Corona	Corporate	Group(1)
	(in $ million except as otherwise stated)
Production Costs	328.1	587.5	215.5	426.3	152.2	158.0	(4.9)	1,862.6
Add:
Corporate expenditure	2.0	4.7	2.1	3.0	1.8	4.9	19.7	38.2
Employment termination costs(2)	0.2	—	—	—	—	—	—	0.2
Accretion expense on provision for environmental rehabilitation	0.8	2.8	0.6	6.7	1.3	1.9	—	13.9
Inventory write-off	—	—	—	19.2	—	—	—	19.2
Royalties	2.3	59.9	13.9	18.7	7.3	14.7	—	116.8
Realised gains and losses on commodity cost hedges	—	—	—	(0.4)	—	—	—	(0.4)
Community/social responsibility costs	0.9	4.4	0.8	—	—	9.4	—	15.5
By-product revenue(3)	(1.0)	—	(0.1)	(1.4)	(1.0)	(272.7)	—	(276.3)
Rehabilitation amortisation	—	2.4	—	2.3	0.3	1.5	—	6.5
Sustaining capital expenditure(4)	158.7	142.3	51.0	278.4	57.5	93.8	—	781.8

All-in sustaining costs	492.0	804.0	283.8	752.8	219.4	11.5	14.8	2,578.0

Exploration, feasibility and evaluation costs(5)	—	—	—	—	—	—	276.5	276.5
Non sustaining capital expenditure(4)	155.8	—	—	—	—	—	5.9	161.6

All-in costs	647.8	804.0	283.8	752.8	219.4	11.5	297.2	3,016.2

Only gold sold (‘000oz)	270.4	718.8	166.4	449.8	176.6	173.4	—	1,955.5

All-in sustaining costs	492.0	804.0	283.8	752.8	219.4	11.5	14.8	2,578.0

All-in sustaining cost per ounce of gold sold ($)	1,820	1,118	1,706	1,674	1,242	66	—	1,318

All-in costs	647.8	804.0	283.8	752.8	219.4	11.5	297.2	3,016.2
All-in costs per ounce of gold sold ($)	2,396	1,118	1,706	1,674	1,242	66	—	1,542

	AISC and AIC gross of by-product revenue per equivalent ounce of gold
	For the year ended December 31, 2012
	South Deep	Tarkwa	Damang	St. Ives	Agnew	Cerro Corona	Corporate	Group
	(in $ million except as otherwise stated)
All-in sustaining costs (per table above)	492.0	804.0	283.8	752.8	219.4	11.5	14.8	2,578.0
add back by-product revenue	1.0	—	0.1	1.4	1.0	272.7	—	276.3

All-in sustaining costs gross of by-product revenue	493.0	804.0	283.9	754.2	220.4	284.2	14.8	2,854.3

All-in costs (per table above)	647.8	804.0	283.8	752.8	219.4	11.5	297.2	3,016.2
add back by-product revenue	1.0	—	0.1	1.4	1.0	272.7	—	276.3

All-in costs gross of by-product revenue	648.8	804.0	283.9	754.2	220.4	284.2	297.2	3,292.5

Gold equivalent ounces sold	270.4	718.8	166.4	449.8	176.6	350.4	—	2,132.5
All-in sustaining costs gross of by-product revenue ($/equivalent oz)	1,823	1,118	1,705	1,677	1,248	811	—	1,338

All-in sustaining costs gross of by-product revenue ($/equivalent oz)	2,399	1,118	1,705	1,677	1,248	811	—	1,544

Notes:

(1)	This total may not reflect the sum of the line items due to rounding.

(2)	Excludes retrenchment costs made as part of restructuring activity.
(3)	By-product revenue at Cerro Corona relates to copper. For all the other operations, by-product revenue relates to silver.
(4)	Sustaining capital expenditure represents the majority of capital expenditures at existing operations, including underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures at existing operations and is calculated as total additions to property, plant and equipment (as reported on the consolidated statement of cash flows), less non-sustaining capital expenditures. Non-sustaining capital expenditures represents capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations.
(5)	Includes exploration, feasibility and evaluation, share of equity accounted losses of FSE and only 51% of capital expenditure in Chucapaca, being the Group’s share of the project only.

AISC net of by-product revenues decreased from U.S.$1,318 per ounce of gold in fiscal 2012 to U.S.$1,197 per ounce of gold in fiscal 2013, mainly due to the lower sustaining capital expenditure partially offset by the lower by-product revenues. AIC net of by-product revenues decreased from U.S.$1,542 per ounce of gold in fiscal 2012 to U.S.$1,313 per ounce of gold in fiscal 2013, due to the lower non-sustaining capital expenditure and lower exploration, feasibility and evaluation costs.

AISC gross of by-product revenues decreased from U.S.$1,338 per equivalent ounce of gold in fiscal 2012 to U.S.$1,201 per equivalent ounce of gold in fiscal 2013, mainly due to the lower sustaining capital expenditure. AIC gross of by-product revenues decreased from U.S.$1,544 per equivalent ounce of gold in fiscal 2012 to U.S.$1,309 per equivalent ounce of gold in fiscal 2013, due to the lower non-sustaining capital expenditure and lower exploration, feasibility and evaluation costs.

As from 2014, Gold Fields will exclusively report its costs in accordance with the new World Gold Council definition for all-in sustaining costs and all-in cost and, therefore, will no longer report total cash cost and notional cash expenditure.

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

Where unrefined mineral resources (such as uranium) constitute less than 10% in value of the total composite mineral resources, the royalty rate in respect of refined mineral resources may be used for all gross sales and a separate calculation of EBIT for each class of mineral resources is not required. For Gold Fields, this means that currently it will pay a royalty based on the refined minerals royalty calculation as applied to its gross revenue. The rate of royalty tax payable for fiscal 2013 and fiscal 2012 was approximately 0.5% and 1.5% of revenue, respectively.

Ghana

Because minerals are owned by the Republic of Ghana and held in trust by the President, the Tarkwa and Damang operations (Gold Fields Ghana and Abosso, respectively) are subject to a gold royalty which is set at 5% of total revenue earned from minerals obtained.

Australia

Royalties are payable to the state based on the amount of gold produced from a mining tenement. Royalties are payable quarterly at a fixed rate of 2.5% of the royalty value of gold sold. The royalty value of gold is the amount of gold produced during the month multiplied by the average gold spot price for the month.

Peru

In 2011, the Peruvian Congress approved a new mining royalty law which established a mining royalty that owners of mining concessions must pay to the Peruvian government for the exploitation of metallic and non-metallic resources. The royalties are calculated with reference to the operating margin and ranging from 1% (for operating margins less than 10%) to 12% (for operating margins of more than 80%). Under the new regime, La Cima’s effective royalty rate for fiscal 2013 and 2012 was 2.5% and 2.6% of revenue, respectively.

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

Gold Fields Operations Limited or GFO, and GFI Joint Venture Holdings (Proprietary) Limited, jointly own the South Deep Mine and constitute gold mining companies for South African taxation purposes. These companies are subject to the gold formula on their mining income.

The applicable formula takes the form Y	=	a – ab
x

Where:

Y	=	the tax rate to be determined

a	=	the marginal tax rate of 34%

b	=	the portion of tax-free revenue (currently the first 5%)

x	=	the ratio of taxable income to the total income (expressed as a percentage)

In addition, up until December 31, 2011, these gold mining companies paid tax on their non-mining income at a rate of either 28% or 35% (depending on the STC election – see below).

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

Ghana

Ghanaian resident entities are subject to tax on the basis of income derived from, accruing in, received in, or brought into Ghana. The standard corporate income tax rate applicable to mining companies is currently 35%.

Under the project development agreement (entered into between the Ghanaian government and Gold Fields Ghana) and the deed of warranty (entered into between the Ghanaian government and Abosso), the government has agreed that no withholding tax shall be payable on any dividend or capital repayment declared by Gold Fields Ghana or Abosso which is due and payable to any shareholder not normally resident in Ghana.

In 2012, Ghana made the following changes to the tax system, which remain applicable to Tarkwa and Damang:

•	Increase in corporate income tax from 25% to 35%.

•

The capital allowance regime was amended to allow qualifying mining equipment to be eligible for capital allowances at a rate of 20% per annum (straight line). Previously, the capital allowances for mine development consisted of an initial allowance of 80% of the cost of assets added in that calendar year, the balance of the brought forward balance was depreciated at the rate of 50% per year on a declining balance basis, as well as a 5% investment allowance based on prior year additions.

•

Expenses exclusively incurred on one mining area would no longer be offset against profits from another mining area belonging to the same company in determining the chargeable income for income tax purposes. As the amending legislation did not define what constitutes mining areas further, the Ghanaian mining industry has engaged the regulators and lawmakers to seek more clarity as to how this should be interpreted. Discussions are ongoing.

•	Enactment of Transfer Pricing Regulations, effective September 14, 2012.

•

The Ghanaian government also proposed a windfall profit tax of 10% on mining companies. In its 2013 budget speech, the government indicated that it would seek to re-introduce the windfall profit tax bill in parliament after completion of consultations with all stakeholders. In early 2014, however, the government indicated that the windfall profit tax had been postponed indefinitely.

In addition to the above, there have been incremental increases in rates of levies and other payments. These include:

•	Stool/land rents: increase in stool rents to U.S.$15.2 per acre/U.S.$3,750 per km2 (previously U.S.$0.2 per km2).

•	Customs duties on unique mining equipment which had been waived increased to 5%.

•	Introduction of a temporary special import levy of 1% – 2%.

•	Increases in license renewal fees and transfer fees.

Australia

Generally, Australia imposes tax on the worldwide income (including capital gains) of all of Gold Fields’ Australian incorporated and tax resident entities. The current income tax rate for companies is 30%. Exploration expenditure is deductible in full as incurred and other capital expenditure is generally deductible over the effective lives of the assets acquired. The Australian Uniform Capital Allowance system allows tax deductions for the decline in value of depreciable assets and certain other capital expenditures.

Gold Fields Australia and its eligible related Australian sister companies, together with all wholly-owned Australian subsidiaries, have elected to be treated as a tax consolidated group for taxation purposes. As a tax consolidated group, a single tax return is lodged for the group based on the consolidated results of all companies within the group.

Withholding tax is payable on dividends, interest and royalties paid by Australian residents to non-residents. In the case of dividend payments to non-residents, withholding tax at a rate of 30% will apply. However, where the recipient of the dividend is a resident of a country with which Australia has concluded a double taxation agreement, the rate of withholding tax is generally limited to between 5% and 15%, depending on the applicable agreement and percentage shareholding. Where dividends are paid out of profits that have been subject to Australian corporate tax there is no withholding tax, regardless of whether a double taxation agreement is in place.

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

On October 4, 2007, La Cima and its parent company, Gold Fields Corona (BVI) Limited, or Gold Fields Corona, signed Investment Stability Agreements with the relevant governmental authorities in Peru. These agreements, among other things, guarantee the current income tax regime, including a 4.1% withholding tax rate on dividends of non-domiciled corporations and a 30% income tax rate, for a period of 10 years.

Peru’s revised royalty regime introduced in 2011 requries all mining companies to pay royalties on the exploitation of metallic and non-metallic resources. The revised royalty regime distinguishes between a company with formal stability agreements and those without such agreements. The Investor Stability Agreements signed by Gold Fields Corona and La Cima do not constitute a tax stability agreement for purposes of the new fiscal scheme.

Companies without signed Tax Stability agreements, such as La Cima, now pay a new royalty (which effectively replaces the existing royalty regime) calculated with reference to the operating margin and ranging from 1% (for operating margins of less than 10%) to 12% (for operating margins of more than 80%). All companies are also subject to a ‘Special tax on mining”, or IEM, ranging from 2% (for operating margins of less than 10%) to 8.4% (for operating margins of more than 85%). La Cima’s effective IEM rate for fiscal 2013 was 2.2% of revenue.

Companies with signed Tax Stability agreements who did not previously pay royalties are now subject to a Special Levy on Mining, or GEM, ranging from 4% for operating margins of less than 10% to 13.12% for operating margins of more than 85%. This does not apply to La Cima.

Exchange Rates

Gold Fields’ Australian and South African revenues and costs are very sensitive to the Australian dollar/U.S. dollar exchange rate and the Rand/U.S. dollar exchange rate, because revenues are generated using a gold price denominated in U.S. dollars, while the costs of the Australian and South African operations are incurred principally in Australian dollars and Rand, respectively. Depreciation of the Australian dollar and Rand against the U.S. dollar reduces Gold Fields’ average costs when they are translated into U.S. dollars, thereby increasing the operating margin of the Australian and South African operations. Conversely, appreciation of the Australian dollar and Rand results in Australian and South African operating costs being translated into U.S. dollars at a lower Australian dollar/U.S. dollar exchange rate and Rand/U.S. dollar exchange rate, resulting in lower operating margins. The impact on profitability of any change in the value of the Australian dollar and Rand against the U.S. dollar can be substantial. Furthermore, the exchange rates obtained when converting U.S. dollars to Australian dollar and Rand are set by foreign exchange markets, over which Gold Fields has no control. For more information regarding fluctuations in the value of the Australian dollar and Rand against the U.S. dollar, see “Key Information—Exchange Rates.” In fiscal 2013, movements in the U.S. dollar/Rand exchange rate had a significant impact on Gold Fields’ results of operations as the Rand weakened 17.2% against the U.S. dollar, from an average of R8.19 per U.S.$1.00 in fiscal 2012 to R9.60 per U.S.$1.00 in fiscal 2013. The Australian dollar weakened 6.4% against the U.S. dollar, from an average of A$1.0349 per U.S.$1.00 in fiscal 2012 to $0.9684 per U.S.$1.00 in fiscal 2013.

With respect to its operations in Ghana and Peru, a substantial portion of Gold Fields’ operating costs (including wages) are either directly incurred in U.S. dollars or are translated to U.S. dollars. Accordingly, fluctuations in the Ghanaian Cedi and Peruvian Nuevos Soles do not materially impact operating results for the Ghana and Peru operations.

During fiscal 2013, Gold Fields had the following currency forward contract:

•

U.S.$120 million of expected gold revenue for the September and December 2013 quarters was sold forward on behalf of South Deep mine in May 2013 at an average forward rate of R9.9732, with monthly deliveries of U.S.$20 million starting July 22, 2013 until December 21, 2013.

See “Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Sensitivity—Foreign Currency Hedging Experience”.

Inflation

A period of significant inflation could adversely affect Gold Fields’ results and financial condition. For example, in fiscal 2013, inflation in South Africa increased to 5.8% from 5.7% in fiscal 2012. Further, over the past several years, production costs, especially wages and electricity costs, have increased considerably. The effect of these increases has adversely affected, and may continue to adversely affect, the profitability of Gold Fields’ South Deep operations.

In order to combat increasing production costs, in fiscal 2011, Gold Fields restructured several of its business processes as part of the BPR program to optimize productivity and eliminate inefficiencies.

In fiscal 2013, the Group eliminated marginal mining by closing down unprofitable production, such as the heap leach operations at St Ives and Tarkwa and low grade mining at Agnew. Additions to property, plant and equipment were rationalized and prioritized and, where appropriate, non-essential expenditure was deferred without compromising the future integrity of ore bodies and operations. In addition, Corporate, regional and operational structures were re-structured and right-sized to be fit-for-purpose and the GIP division was broken up.

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

The same applies to the Australian operations with regard to the link between Australian dollars and U.S. dollars. The Peruvian and Ghanaian operations, on the other hand, are affected by inflation without a potential similar effect on revenue proceeds, thereby increasing the impact of inflation on the operating margins.

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

Set out below are the capital expenditures made by Gold Fields during fiscal 2013.

South African Operation

•

Gold Fields spent approximately U.S.$202 million on capital expenditures at the South Deep operation in fiscal 2013 and expects to spend approximately U.S.$159 million on capital expenditures at South Deep in fiscal 2014.

Ghanaian Operations

•

Gold Fields spent approximately U.S.$94 million on capital expenditures at the Tarkwa operation in fiscal 2013 (excluding U.S.$113 million spent on capital waste mining, which is expensed) and has budgeted U.S.$68 million for capital expenditures at Tarkwa for fiscal 2014 (excluding U.S.$105 million budgeted on capital waste mining, which is expensed).

•

Gold Fields spent approximately U.S.$21 million on capital expenditures at the Damang mine in fiscal 2013 (excluding U.S.$29 million spent on capital waste mining, which is expensed) and has budgeted U.S.$17 million of capital expenditures at Damang for fiscal 2014 with nil budgeted for capital waste mining.

Australian Operations

•

Gold Fields spent approximately U.S.$93 million on capital expenditures at St. Ives in fiscal 2013 (excluding U.S.$21 million spent on exploration and U.S.$18 million on capital waste, which are expensed) and has budgeted U.S.$49 million for capital expenditures at St. Ives in fiscal 2014 (excluding U.S.$56 million budgeted on capital waste mining and U.S.$19 million budgeted on exploration, which is expensed).

•

Gold Fields spent approximately U.S.$47 million on capital expenditures at Agnew/Lawlers in fiscal 2013 (excluding U.S.$5 million spent on exploration, which is expensed) and has budgeted U.S.$69 million for capital expenditures at Agnew for fiscal 2014 (excluding U.S.$12 million budgeted for exploration).

•

Gold Fields spent approximately U.S.$1 million on capital expenditures at Darlot in fiscal 2013 (with nil on exploration) and has budgeted U.S.$6 million for capital expenditures at Darlot for fiscal 2014 (excluding U.S.$7 million budgeted for exploration).

•

Gold Fields spent approximately U.S.$8 million on capital expenditures at Granny Smith in fiscal 2013 (with nil on exploration) and has budgeted U.S.$41 million for capital expenditures at Granny Smith for fiscal 2014 (excluding U.S.$11 million budgeted for exploration).

Peruvian Operations

•	Gold Fields spent approximately U.S.$56 million on capital expenditures at Cerro Corona in fiscal 2013 and has budgeted U.S.$69 million for capital expenditures at Cerro Corona for fiscal 2014.

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

Business combinations

Management accounts for its business acquisitions under the acquisition method of accounting. The total value of the consideration paid for acquisitions is allocated to the underlying net assets acquired, based on their respective estimated fair values determined by using internal or external valuations. Management uses a number of valuation methods to determine the fair value of assets and liabilities acquired, including discounted cash flows, external market values, valuations on recent transactions or a combination thereof, and believes that it uses the most appropriate measure or a combination of measures to value each asset or liability.

In addition, management believes that it uses the most appropriate valuation assumptions underlying each of those valuation methods based on current information available, including discount rates, market risk rates, entity risk rates and cash flow assumptions. The accounting policy for valuation of business acquisitions is considered critical because judgments made in determining the estimated fair value and expected useful lives assigned to each class of assets and liabilities acquired can significantly impact the value of the asset or liability, including the impact on deferred taxes, the respective amortization periods and ultimately net profit. Therefore the use of other valuation methods, as well as other assumptions underlying these valuation methods, could significantly impact the determination of financial position and the results of operations.

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

Depreciation, depletion and amortization at Gold Fields’ remaining South African operation are calculated using above-infrastructure proven and probable reserves only, which, because of its reserve base and long life of 74 years, are less sensitive to changes in reserve assumptions. Accordingly, at this location, it is Gold Fields’ policy to update its depreciation, depletion and amortization calculations only once the new ore reserve declarations have been approved by Gold Fields’ Board. However, if Gold Fields’ management becomes aware of significant changes in its above-infrastructure reserves ahead of the scheduled updates, management would not hesitate to immediately update its depreciation, depletion and amortization calculations and then subsequently notify the Board.

A similar approach is followed at Gold Fields’ operations in Ghana and Peru, due to the longer life of the primary ore body. At Gold Fields’ Australian operations, where mine-life ranges from two to seven years, proven and probable reserves used for the calculation of depreciation, depletion and amortization are more susceptible to changes in reserve estimates. At these locations, Gold Fields’ depreciation, depletion and amortization calculations are updated on a more regular basis (at least quarterly) for all known changes in proven and probable reserves. The nature of the ore body, and the on-going information being gathered in connection with the ore body, facilitates these updates.

The estimates of the total expected future lives of Gold Fields’ mines could be different from the actual amount of gold mined in the future and the actual lives of the mines due to changes in the factors used in determining Gold Fields’ mineral reserves. Changes in management’s estimates of the total expected future lives of Gold Fields’ mines would therefore impact the depreciation, depletion and amortization charge recorded in Gold Fields’ consolidated financial statements. Changes due to acquisitions, sales or closures of shafts expected to have a material impact on Gold Fields’ depreciation, depletion and amortization calculations are incorporated in those calculations as soon as they become known.

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

•

expected future commodity prices and currency exchange rates (considering historical averages, current prices, forward pricing curves and related factors). In impairment assessments conducted in fiscal 2013, the Group used an expected future market gold price of U.S.$1,300 per ounce, and expected future market exchange rates of R9.50 to U.S.$1.00 and A$0.90 for the life of mine. The Group used an expected future market copper price of U.S.$7,720 per tonne for the life of mine;

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

Because of the significant capital investment that is required at many mines, if an impairment occurs, it could materially impact earnings. Due to the long-life nature of many mines, the difference between total estimated discounted net cash flows and carrying value can be substantial. An impairment is only recorded when the carrying amount of a long-lived asset exceeds the total estimated discounted net cash flows. Therefore, although the value of a mine may decline gradually over multiple reporting periods, the application of impairment accounting rules could lead to recognition of the full amount of the decline in value in one period. Due to the highly uncertain nature of future cash flows, the determination of when to record an impairment charge can be very subjective. Management makes this determination using available evidence, taking into account current expectations for each mining property.

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

Gold Fields recorded asset impairments and write-offs amounting to U.S.$9.5 million in fiscal 2011, U.S.$22.4 million in fiscal 2012 and U.S.$154.0 million in fiscal 2013.

Impairment of goodwill

Gold Fields acquired the South Deep mine on December 1, 2006. Goodwill related to this acquisition is reflected in the balance sheet in the U.S. dollar reporting currency at U.S.$845.5 million. Gold Fields performs its annual impairment test of goodwill related to the South Deep mine at the end of each fiscal period.

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

•

expected future commodity prices and currency exchange rates (considering historical averages, current prices, forward pricing curves and related factors). In impairment assessments conducted in fiscal 2013, the Group used an expected future market gold price of $1,300 per ounce, and expected future market exchange rates of R9.50 to $1.00 for life of mine;

•	expected future operating costs and capital expenditures to produce proven and probable gold reserves based on mine plans that assume current plant capacity, but exclude the impact of inflation; and

•	expected cash flows associated with value beyond proven and probable reserves.

Gold Fields has determined that the fair value of the South Deep mine is in excess of its carrying value of U.S.$3,002.4 million and the goodwill related to the South Deep mine was therefore not considered impaired under U.S. GAAP.

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

Gold Fields is periodically required to estimate the tax basis of assets and liabilities. Where tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the consolidated financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period of changes. See note 7 to the consolidated financial statements which appear elsewhere in this annual report.

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

Environmental rehabilitation costs

Gold Fields makes provision for environmental rehabilitation costs and related liabilities when environmental disturbances occur, based on management’s interpretations of current environmental and regulatory requirements. The provisions are recorded by discounting the expected cash flows associated with the environmental rehabilitation using a discount factor that reflects a credit-adjusted risk-free rate of interest. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life-of-mine plan; changing ore characteristics that ultimately impact the environment; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. In general, as the end of the mine life becomes nearer, the reliability of expected cash flows increases, but, earlier in the mine life, the estimation of rehabilitation liabilities is inherently more subjective. Significant judgments and estimates are made when estimating the fair value of rehabilitation liabilities. In addition, expected cash flows relating to rehabilitation liabilities could occur over periods up to the planned life of mine at the time the estimate is made and the assessment of the extent of environmental remediation work is highly subjective.

While management believes that the environmental rehabilitation provisions made are adequate and that the interpretations applied are appropriate, the amounts estimated for the future liabilities may, when considering the factors discussed above, differ materially from the costs that will actually be incurred to rehabilitate Gold Fields’ mine sites in the future.

Stockpiles, gold-in-process, ore on leach pads and product inventories

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

Gold Fields recorded a write-down to market value of U.S.$19.2 million in fiscal 2012 and U.S.$61.3 million in fiscal 2013. There were no write-downs in fiscal 2011.

Share-based compensation

U.S. GAAP requires Gold Fields to determine the fair value of shares and share options as of the date of the grant, which is then amortized as share-based compensation expense in the statement of operations over the vesting period of the option grant. Gold Fields determines the grant-date fair value of shares and options using a Black-Scholes or Monte Carlo simulation valuation model, which requires Gold Fields to make assumptions regarding the estimated term of the option, share price volatility, expected forfeiture rates and Gold Fields’ expected dividend yield.

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

Reserves for contingencies and litigation

The Group’s current estimated range of liabilities relating to liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. The actual costs may vary significantly from estimates for a variety of reasons. As additional information becomes available, the Group will assess the potential liability related to loss contingencies and revise our estimates. Such revisions in estimates of the liabilities for loss contingencies could materially impact the results of operation and financial position. See note 22 to the consolidated financial statements for legal proceedings and other contingencies.

Recently adopted accounting pronouncements

Balance sheet

During December 2011, the Accounting Standards Codification, or ASC guidance related to disclosures about offsetting assets and liabilities, was updated. The amendments require an entity to disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its financial position, and to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under IFRS. The amendments are effective for annual periods beginning January 1, 2013, and interim periods within those annual periods. Retrospective application is required. The Group implemented the provisions of ASU 2011-11 as of January 1, 2013. The updated guidance did not impact Gold Fields’ financial statements.

Comprehensive Income

In February 2013, the ASC guidance related to reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income was updated. The amendments require an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income, either on the face of the statement of operations or in the notes, if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income in the same reporting period. For other amounts not required by U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures which provide additional information about the amounts. The guidance is effective prospectively for reporting periods beginning after December 15, 2012. As this guidance provides only presentation requirements, the adoption of this standard did not impact Gold Fields’ results of operations, cash flows or financial position.

Recently issued accounting pronouncements not yet adopted

Liabilities

During February 2013, the ASC guidance related to liabilities: obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date was updated. The update requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed as the sum of the amount the entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the entity expects to pay on behalf of its co-obligors. The new standard is effective for fiscal years ending after December 15, 2014 and interim and annual periods thereafter. The update is to be applied retrospectively to all prior periods presented for those obligations resulting from joint and several liability arrangements within the update’s scope that exist at the beginning of an entity’s fiscal year of adoption. Gold Fields will implement the provisions of the new standard as of January 1, 2014. Gold Fields does not expect that the updated guidance will impact its financial statements.

Income Taxes

During July 2013, the ASC guidance related to income taxes: presentation of an unrecognized tax benefit when a net operating loss carry forward, a similar tax loss, or a tax credit carry forward exists was updated The update requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carry forward, a similar tax loss, or a tax credit carry forward. The update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The new standard is to be applied prospectively but retrospective application is permitted. Gold Fields will implement the provisions of ASU 2013-11 as of January 1, 2014. Gold Fields does not expect that the updated guidance will impact its financial statements.

Results of Operations

Years Ended December 31, 2013 and December 31, 2012

The financial results of Sibanye Gold, which include the KDC and Beatrix mines, have been presented as discontinued operations in the consolidated financial statements and the comparative statement of operations and statement of cash flows have been presented as if Sibanye Gold had been discontinued from the start of the comparative period.

Revenues

Product sales decreased by U.S.$624.3 million, or 17.7%, from U.S.$3,530.6 million in fiscal 2012 to U.S.$2,906.3 million in fiscal 2013. The decrease in product sales was primarily due to a decrease of 0.036 million equivalent ounces, or 1.7%, in total equivalent gold sold, from 2.133 million ounces in fiscal 2012 to 2.097 million ounces in fiscal 2013 as well as a decrease in the average realized gold price of 16.3% from U.S.$1,656 per ounce in fiscal 2012 to U.S.$1,386 per ounce in fiscal 2013 and a decrease in the average realized copper price of 10.2% from U.S.$7,322 per tonne to U.S.$6,575 per tonne.

At the Americas operation in Peru, copper production is converted to equivalent gold ounces on a monthly basis using average copper and gold prices for the month in which the copper was produced.

At South Deep, gold sales increased by 11.9% from 0.270 million ounces in fiscal 2012 to 0.302 million ounces in fiscal 2013. This was due to increased underground mining volumes, as South Deep builds to full production. The increase in the gold sales is due to a 26.1% increase in reef tonnes broken and a 23.8% increase in destress production year on year.

At the West African operations, total gold sales decreased by 11.2% from 0.89 million ounces in fiscal 2012 to 0.79 million ounces in fiscal 2013. Tarkwa decreased by 12.5% from 0.72 million ounces in fiscal 2012 to 0.63 million ounces in fiscal 2013 due to cessation of crushing operations at the South Heap Leach facility at the end of December 2012, as well as industrial action at the beginning of the June 2013 quarter. Damang’s gold sales decreased by 11.8% from 0.17 million ounces to 0.15 million ounces due to lower yield following the premature closure of the original Damang pit, due to safety concerns.

At the Americas operation, total gold equivalent sales decreased by 11.4% from 0.35 million gold equivalent ounces in fiscal 2012 to 0.31 million gold equivalent ounces in fiscal 2013, mainly due to lower copper to gold price ratio and expected lower gold and copper grades resulting in lower gold ounces and copper tonnes.

At the Australasian operations, total gold sales increased by 11.1% from 0.63 million ounces in fiscal 2012 to 0.70 million ounces in fiscal 2013 mainly due to the acquisition of the Yilgarn South assets. At St. Ives, gold sales decreased by 11.1% from 0.45 million ounces to 0.40 million ounces due to cessation of crushing and stacking at the heap leach facility and lower grade open pit material mined and processed. At Agnew, gold sales increased by 22.2% from 0.18 million ounces in fiscal 2012 to 0.22 million ounces in fiscal 2013 due to the inclusion of 0.03 million ounces from Lawlers. At Darlot and Granny Smith, gold sales were 0.02 million ounces and 0.06 million ounces, respectively, in fiscal 2013.

Costs and Expenses

The following table sets out Gold Fields’ total ounces sold and weighted average total cash costs and total production costs per ounce for fiscal 2012 and fiscal 2013.

As from 2014, Gold Fields will exclusively report its costs in accordance with the new World Gold Council definition for all-in sustaining costs and all-in cost and therefore will no longer report total cash cost and notional cash expenditure. See “Operational and Financial Review and Prospects—All-in Sustaining and All-in cost”.

	Fiscal 2012			Fiscal 2013			Percentage decrease/ (increase) in unit total cash costs	Percentage decrease/ (increase) unit total production costs
	Gold equivalent ounces sold	Total cash costs(1)	Total production costs(2)	Gold equivalent ounces sold	Total cash costs(1)	Total production costs(2)
	(‘000 oz)	($/oz)		(‘000 oz)	($/oz)%
South Africa	270	1,194	1,517	302	1,082	1,426	9	6
South Deep	270	1,194	1,517	302	1,082	1,426	9	6
Ghana	885	925	1,067	785	1,047	1,285	(13)	(20)
Tarkwa(3)	719	838	983	632	997	1,249	(19)	(27)
Damang(4)	166	1,299	1,430	153	1,258	1,430	3	—
Peru	350	490	658	309	484	659	1	—
Cerro Corona(5)	350	490	658	309	484	659	1	—
Australia	626	921	1,223	700	822	1,174	11	4
St. Ives	450	943	1,280	403	888	1,314	6	(3)
Agnew/Lawlers	176	864	1,078	216	679	950	21	12
Darlot	—	—	—	20	1,071	1,022	—	—
Granny Smith	—	—	—	62	811	1,089	—	—

Total(6)(7)	2,133	—	—	2,097	—	—	—	—

Weighted average	—	887	1,105	—	902	1,186	(2)	(7)

Notes:

(1)	For information on how Gold Fields has calculated total cash costs per equivalent ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 4”.
(2)	For information on how Gold Fields has calculated total production costs per equivalent ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 5”.
(3)	In fiscal 2012 and 2013, 0.647 million equivalent ounces and 0.569 million equivalent ounces of sales, respectively, were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Tarkwa operation.
(4)	In fiscal 2012 and 2013, 0.149 million equivalent ounces and 0.138 million equivalent ounces of sales, respectively, were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Damang operation.
(5)	In fiscal 2012 and 2013, 0.345 million equivalent ounces and 0.306 million equivalent ounces of sales were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Cerro Corona operation.
(6)	In fiscal 2012 and 2013, 2.037 million equivalent ounces and 2.015 million equivalent ounces of sales, respectively, were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Ghana and Peru operations.
(7)	The total may not reflect the sum of the line items due to rounding.

The following tables set out a reconciliation of Gold Fields’ production costs to its total cash costs and total production costs for fiscal 2013 and fiscal 2012.

	For the year ended December 31, 2013
	South Deep	Tarkwa	Damang	St. Ives	Agnew/ Lawlers	Darlot	Granny Smith	Cerro Corona	Corporate	Group(1)
	(in $ million except as otherwise stated)(2)
Production Costs	325.6	612.9	188.1	354.7	138.1	21.0	45.1	139.5	(5.1)	1,819.9
Less:
G&A other than corporate costs	(3.2)	(18.0)	(5.9)	(10.9)	(5.7)	(0.9)	(1.8)	1.7	5.1	(39.7)
GIP adjustment(3)	—	(6.3)	(0.6)	2.9	1.9	(0.3)	3.9	3.6	—	5.1
Share-based payments	(4.4)	(5.4)	(1.3)	(3.8)	(1.6)	—	(0.1)	(3.7)	—	(20.3)
Plus: Employee termination costs	6.8	2.1	1.5	0.8	6.2	0.7	1.3	—	16.2	35.5
Royalties	2.1	44.7	10.8	13.9	7.5	0.6	2.1	8.9	—	90.5

Total cash costs(1)	326.9	630.1	192.5	357.6	146.4	21.1	50.5	149.9	16.2	1,891.1
Plus: Amortization(3)	98.8	151.3	24.4	163.4	57.0	(1.0)	17.2	48.6	5.0	564.7
Share-based payments	4.4	5.4	1.3	3.8	1.6	—	0.1	3.7	—	20.3
Rehabilitation accretion	0.8	3.1	0.7	4.3	(0.2)	—	—	1.7	—	10.4

Total production costs(1)	430.9	789.8	218.9	529.1	204.9	20.1	67.7	203.9	21.2	2,486.5

Gold equivalents produced (‘000 oz)(4)	302.1	632.2	153.1	402.7	215.6	19.7	62.2	316.7	—	2,104.4
Gold equivalents sold (‘000 oz)	302.1	632.2	153.1	402.7	215.6	19.7	62.2	309.4	—	2,097.1
Total cash costs ($/oz)(5)	1,082	997	1,258	888	679	1,071	811	484	—	902
Total production costs ($/oz)(6)	1,426	1,249	1,430	1,314	950	1,022	1,089	659	—	1,186

Note:

(1)	The total may not reflect the sum of the line items due to rounding.
(2)	Calculated using an average exchange rate of R9.60 per U.S.$1.00.
(3)	The GIP adjustment excludes the non-cash portion of GIP which is included in amortization. GIP represents gold in the processing circuit, which is expected to be recovered.
(4)	For the year ended December 2013, 2.022 million equivalent ounces of production were attributable to Gold Fields, with the remainder attributable to non-controlling shareholders in the Ghana and Cerro Corona operations.
(5)	For information on how Gold Fields has calculated total cash costs per equivalent ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 4”.
(6)	For information on how Gold Fields has calculated total production costs per equivalent ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 5”.

	For the year ended December 31, 2012
	South Deep	Tarkwa	Damang	St. Ives	Agnew	Cerro Corona	Corporate	Group(1)
	(in $ million except as otherwise stated)(2)
Production Costs	328.1	587.5	215.5	426.3	152.2	158.0	(4.9)	1,862.6
Less:
G&A other than corporate costs	(3.3)	(39.4)	(9.6)	(16.1)	(7.8)	3.4	5.4	(67.5)
GIP adjustment(3)	—	(1.5)	(1.7)	(3.0)	0.9	0.2	—	(5.1)
Share-based payments	(4.4)	(5.5)	(1.9)	(3.5)	(1.6)	(5.2)	—	(22.1)
Plus: Employee termination costs	0.2	1.6	—	1.7	1.8	0.6	—	6.1
Royalties	2.3	59.9	13.9	18.7	7.3	14.7	—	116.8

Total cash costs(1)	322.9	602.6	216.2	424.1	152.7	171.6	0.5	1,890.6
Plus: Amortization(3)	82.3	95.9	19.2	141.3	34.8	51.8	5.0	430.3
Share-based payments	4.4	5.5	1.9	3.5	1.6	5.2	—	22.1
Rehabilitation accretion	0.8	2.8	0.6	6.7	1.3	1.9	—	13.9

Total production costs(1)	410.3	706.8	238.0	575.5	190.4	230.5	5.6	2,356.8

Gold equivalents produced (‘000 oz)(4)	270.4	718.8	166.4	449.8	176.6	342.1	—	2,124.2
Gold equivalents sold (‘000 oz)	270.4	718.8	166.4	449.8	176.6	350.4	—	2,132.5
Total cash costs ($/oz)(5)	1,194	838	1,299	943	864	490	—	887
Total production costs ($/oz)(6)	1,517	983	1,430	1,280	1,078	658	—	1,105

Note:

(1)	The total may not reflect the sum of the line items due to rounding.
(2)	Calculated using an average exchange rate of R8.19 per U.S.$1.00.
(3)	The GIP adjustment excludes the non-cash portion of GIP which is included in amortization. GIP represents gold in the processing circuit, which is expected to be recovered.
(4)	For the year ended December 2012, 2.031 million equivalent ounces of production were attributable to Gold Fields, with the remainder attributable to non-controlling shareholders in the Ghana and Cerro Corona operations.
(5)	For information on how Gold Fields has calculated total cash costs per equivalent ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 4”.
(6)	For information on how Gold Fields has calculated total production costs per equivalent ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 5”.

Gold Fields’ weighted average total cash costs per ounce increased by U.S.$15 per ounce, or 1.7%, from U.S.$887 per ounce in fiscal 2012 to U.S.$902 per ounce in fiscal 2013.

The weighted average total cash costs at the South African operation decreased by U.S.$112 per ounce, or 9.4%, from U.S.$1,194 per ounce in fiscal 2012 to U.S.$1,082 per ounce in fiscal 2013. This decrease was as a result of the higher production as well as the depreciation of the Rand against the U.S. dollar, partially offset by the increase in electricity tariffs, inflationary increases, wage increases and an increase in de-stress development.

The weighted average total cash costs at the West African operations increased by U.S.$122 per ounce, or 13.2%, from U.S.$925 per ounce in fiscal 2012 to U.S.$1,047 per ounce in fiscal 2013. This increase was as a result of the increase in electricity tariffs and fuel prices, together with normal inflationary increases and lower production at both Tarkwa and Damang.

The weighted average total cash costs per ounce at the Americas operation decreased by U.S.$6 per ounce, or 1.2%, from U.S.$490 per ounce in fiscal 2012 to U.S.$484 per ounce in fiscal 2013. This decrease was due to the decrease in costs in line with the decrease in gold sold.

The weighted average total cash costs per ounce at the Australasian operations decreased by U.S.$99 per ounce, or 10.7%, from U.S.$921 per ounce in fiscal 2012 to U.S.$822 per ounce in fiscal 2013. This decrease was due to the increase in production as a result of the inclusion of the lower cost Yilgarn South assets, partially offset by inflationary increases, wage increases, increases in fuel prices as well as the lower production at St. Ives.

Production costs

Production costs decreased by U.S.$42.7 million, or 2.3%, from U.S.$1,862.6 million in fiscal 2012 to U.S.$1,819.9 million in fiscal 2013.

This decrease was due to cost saving initiatives across the Group, partially offset by inflationary increases, annual wage increases, increases in electricity tariffs in South Africa and Ghana and increases in fuel prices in Ghana and Australia, as well as the addition of the lower cost Yilgarn South assets.

Depreciation and amortization

Depreciation and amortization charges increased by U.S.$142.7 million, or 33.5%, from U.S.$425.8 million in fiscal 2012 to U.S.$568.5 million in fiscal 2013. Depreciation and amortization is calculated on the units-of-production method and is based on current gold production as a percentage of total expected gold production over the lives of the different mines. In South Africa, at South Deep, the increased amortization was due to additions to property, plant and equipment and the higher production. At the West Africa operations, Tarkwa’s amortization increased due to additional fixed assets and accelerated depreciation of the North Heap Leach assets. Damang’s amortization increased due to additional assets capitalized and increased machine hours of existing assets. In Australia, at St. Ives, amortization increased due to a 20% increase in underground ounces mined and a move from the Leviathan pit, which had been fully amortized in earlier years, to new pits in 2013 with higher amortization charges. At Agnew, amortization increased mainly due to increased production from the Kim underground mine and the inclusion of Lawlers. The inclusion of the Yilgarn South assets also contributed to the increased amortization. Amortization at Cerro Corona decreased due to lower production.

The table below depicts the changes from December 31, 2011 to December 31, 2012 and December 31, 2012 to December 31, 2013 for proven and probable managed gold and equivalent reserves above current infrastructure and for the life of mine for each operation and the resulting impact on the amortization charge in fiscal 2012 and 2013, respectively. The life-of-mine information is based on the operations’ strategic plans, adjusted for proven and probable reserve balances. In basic terms, amortization is calculated using the life of mine for each operation, which is based on: (1) the proven and probable reserves above infrastructure for the operation at the start of the relevant year (which are taken to be the same as at the end of the prior fiscal year and using only above infrastructure reserves); and (2) the amount of gold produced by the operation during the year. The ore reserve statement as at December 31, 2013 became effective on January 1, 2014.

	Proved and probable reserves as of			Life of mine		Amortization for the year ended
	December 31, 2011	December 31, 2012	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012	December 31, 2013
	(‘000 oz)			(years)		($ million)
South Africa region
South Deep	30,000	39,100	38,200	80	74	82.3	100.5
West African region
Tarkwa(1)	10,300	10,100	7,300	24	17	94.4	144.4
Damang(2)	3,400	4,100	1,100	16	6	17.5	23.7
Americas region
Cerro Corona(3)	6,100	5,200	3,700	16	10	52.0	48.7
Australasian region
St Ives	2,800	2,200	2,000	6	6	138.3	167.8
Agnew/Lawlers	1,300	1,200	1,000	7	4	35.7	59.2
Darlot	—	—	200	—	2	—	3.4
Granny Smith	—	—	800	—	7	—	16.0
Corporate and other	—	—	—	—	—	5.6	5.0

Total reserves(4)	53,900	61,900	54,300			425.8	568.5

Notes:

(1)	As of December 31, 2011, December 31, 2012 and December 31, 2013 reserves of 9.310 million ounces, 9.073 million ounces and 6.570 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Tarkwa operation.
(2)	As of December 31, 2011, December 31, 2012 and December 31, 2013 reserves of 3.051 million ounces, 3.681 million ounces and 0.990 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Damang operation.
(3)	As of December 31, 2011, December 31, 2012 and December 31, 2013 reserves of 6.011 million ounces, 5.100 million ounces and 3.683 million ounces of equivalent gold were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Cerro Corona operation.
(4)	As of December 31, 2011, December 31, 2012 and December 31, 2013 reserves of 52.971 million ounces, 57.888 million ounces and 48.608 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the West Africa and Americas operations.

Corporate expenditure

Corporate expenditure increased from U.S.$38.2 million in fiscal 2012 to U.S.$39.4 million in fiscal 2013, an increase of 3.1%. The increase is due to reorganization of corporate services and inflation. Corporate expenditure consists primarily of general corporate overhead and corporate service department costs, primarily in the areas of technical services, human resources and finance, which are used by the operations. Corporate expenditure also includes business development costs. In Rand terms, corporate expenditure increased from R312.9 million in fiscal 2012 to R378.2 million in fiscal 2013 mainly due to the reorganization of corporate services and inflation.

Employee termination costs

Employee termination costs increased from U.S.$6.1 million in fiscal 2012 to U.S.$35.5 in fiscal 2013, an increase of 482.0%. The termination costs in fiscal 2013 related primarily to restructuring at all the operations as well as the closure of the GIP division in response to the lower gold price. The termination costs in fiscal 2012 related primarily to restructuring as part of the BPR program and the Portfolio Review in 2012.

Exploration expenditure

Exploration expenditure decreased from U.S.$135.3 million in fiscal 2012 to U.S.$77.9 million in fiscal 2013, a decrease of 42.4%. The bulk of the expenditure was incurred on a diversified pipeline of projects in Africa, Australia, Asia and North, South and Central America, with the decrease in fiscal 2013 due to the break-up of the GIP division and deliberate reduction in exploration activities from September 2013. The U.S.$77.9 million in fiscal 2013 comprised mainly U.S.$3 million on Yanfolila in Mali, U.S.$11 million on APP in Finland, U.S.$23 million on Salares Norte in Chile, U.S.$4 million on Pedernales in Chile, U.S.$2 million on Woodjam in Canada, U.S.$2 million on Taguas in Argentina, U.S.$5 million on Talas in Kyrgyzstan and U.S.$5 million on Asosa in Ethiopia and U.S.$21 million was spent on exploration office costs. In addition, U.S.$10 million related to brownfields exploration in Australia is expensed. Subject to continued exploration success, exploration expenditure is expected to be U.S.$35 million in fiscal 2014, comprising near-mine exploration of U.S.$9 million and projects exploration of U.S.$26 million.

Feasibility and evaluation costs

Feasibility and evaluation expenditure decreased from U.S.$103.5 million in fiscal 2012 to U.S.$68.0 million in fiscal 2013, a decrease of 34.3%. The decrease was due to the closure of the GIP division and deliberate reduction in feasibility and evaluation costs from September 2013. The U.S.$68.0 million in fiscal 2013 comprised U.S.$15.3 million on Chucapaca in Peru on a 100% basis, U.S.$17.0 million on Yanfolila in Mali, U.S.$5.0 million on the sulphide and oxide plant study costs in Peru and U.S.$30.7 million on corporate development and strategic project costs and general office costs in the various countries the Group operates in.

(Profit)/loss on disposal of property, plant and equipment

Profit on disposal of property, plant and equipment increased from U.S.$0.2 million in fiscal 2012 to U.S.$10.2 million in fiscal 2013.

The major disposals in fiscal 2013 related to the sale of the Vivienne exploration asset in Agnew as well as the sale of redundant assets at St Ives, Agnew, Cerro Corona, Tarkwa and South Deep, whereas in fiscal 2012, they related to the sale of various redundant assets primarily at St. Ives, La Cima and South Deep.

Asset impairments and write-offs

There was U.S.$41.6 million in asset impairments and write-offs in fiscal 2012 compared with U.S.$215.3 million in fiscal 2013.

The asset impairments and write-offs charge of U.S.$215.3 million in fiscal 2013 comprised:

•	U.S.$53.0 million impairment at the Damang asset group;

•

U.S.$63.0 million at Tarkwa due to the cessation of the North Heap Leach operations (this comprised the write-down of inventory to market value amounting to U.S.$42.8 million as well as the write-off of related assets amounting to U.S.$20.2 million);

•

U.S.$26.8 million at Tarkwa related to long lead items such as the ball mill of U.S.$22.2 million and components of U.S.$4.6 million for TEP 6 (it was decided not to advance the TEP 6 project as a result of inadequate returns and capital rationing);

•	U.S.$18.5 million write-downs of stockpiles and consumables to market value at Tarkwa and Damang;

•	U.S.$14.8 million write-off of redundant assets at Tarkwa, Cerro Corona and Agnew;

•	U.S.$29.7 million at the Yanfolila project which was written down to fair value less cost to sell after a decision was made to dispose of the project; and

•	U.S.$9.5 million write-off of the Group’s option payment to Bezant Resources Plc, or Bezant, of (due to the Group’s decision not to pursue the Guinaoang deposit).

The Group assesses, at each reporting date, whether there are indicators of impairment for any of its assets.

Various internal and external sources of information were considered and management concluded that the lower gold price was an indicator of impairment of assets at December 31, 2013.

The impairment analysis first compared the total estimated cash flows on an undiscounted basis to the carrying amount of the asset including goodwill. The undiscounted cash flows were less than the carrying amount of the asset at the Damang asset group only (for all other asset groups, the undiscounted cash flow exceeded the carrying amounts), therefore the second step, of comparing the discounted expected future cash flows to the carrying amount, was performed for the Damang asset group. As a result, the Damang asset group was impaired by U.S.$53.0 million at December 31, 2013.

The impairment calculations for Ghana were based on the following estimates and assumptions:

•	Long-term gold price of U.S.$1,300 per ounce;

•	A real discount rate of 8.0% for step 2;

•	Proved and probable reserves as per the most recent life-of-mine plan;

•	Operating costs and capital expenditure estimates as per the most recent life-of-mine plan; and

•	Market value, at U.S.$26 per ounce, used for resource valuation.

The impairment calculations for Australia for purposes of step 1 of the impairment assessment were based on the following estimates and assumptions:

•	Long-term gold price of A$1,444 per ounce;

•	Proved and probable reserves as per the most recent life-of-mine plan; and

•	Operating costs and capital expenditure estimates as per the most recent life-of-mine plan.

The impairment calculations for Peru for purposes of step 1 of the impairment assessment were based on the following estimates and assumptions:

•	Long-term gold price of U.S.$1,300 per ounce;

•	Proved and probable reserves as per the most recent life-of-mine plan; and

•	Operating costs and capital expenditure estimates as per the most recent life-of-mine plan.

Unlike assets, goodwill needs to be tested for impairment annually.

The following estimates and assumptions were used by management in reviewing the long-term assets and associated goodwill at South Deep for impairment:

•	Long term gold price of R400,000 per kilogram (U.S.$1,300 per ounce) for life of mine (2012: R400,000 per kilogram (U.S.$1,500 per ounce)for life of mine);

•	Exchange rate of U.S.$1 = R9.50;

•	A real discount rate of between 10.9% and 12.3% (2012: 9.4% and 12.1%);

•	Proved and probable reserves as per the most recent life-of-mine plan;

•	Operating costs and capital expenditure estimates as per the most recent life-of-mine plan; and

•	Market value, at U.S.$26 per ounce, used for resource valuation.

The impairment charge of U.S.$41.6 million in fiscal 2012 consisted of a U.S.$10.1 million write-off of heap leach assets and U.S.$19.2 million write-down to market value of heap leach inventory at St. Ives in Australia due to the cessation of the heap leach at St. Ives and the U.S.$4.4 million write-off of heavy mining equipment in Ghana. In addition, the Group impaired its patented technology, known as the Biox process, which is used for the pretreatment of refractory ores and concentrates prior to gold recovery through conventional cyanide leaching techniques. The Group entered into an agreement to sell its Biox technology in 2013. This impairment amounted to U.S.$7.9 million.

Accretion expense on provision for environmental rehabilitation

At all of its operations, Gold Fields makes full provision for environmental rehabilitation based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the balance sheet date. The rehabilitation charge decreased from U.S.$13.9 million in fiscal 2012 to U.S.$10.4 million in fiscal 2013.

For its South African and Ghanaian operations, Gold Fields contributes to environmental trust funds it has established to provide for any environmental rehabilitation obligations and expected closure costs relating to its mining operations. The amounts invested in the trust funds are classified as non-current assets and any income earned on these assets is accounted for as interest income. For the Australian and Peruvian operations Gold Fields does not contribute to a trust fund.

Interest and dividends

Interest and dividend income decreased from U.S.$16.3 million in fiscal 2012 to U.S.$8.5 million in fiscal 2013. The decrease was mainly due to lower average cash balances at the international operations in fiscal 2013 compared to fiscal 2012.

The interest and dividends received in fiscal 2013 of U.S.$8.5 million comprised U.S.$0.5 million on monies invested in the South African and Ghanaian environmental rehabilitation trust funds and U.S.$8.0 million on other cash and cash equivalent balances.

The interest and dividends received in fiscal 2012 of U.S.$16.3 million comprised U.S.$0.5 million on monies invested in the South African environmental rehabilitation trust fund and U.S.$15.8 million on other cash and cash equivalent balances.

Interest received on the funds invested in rehabilitation trust funds remained flat at U.S.$0.5 million.

Interest on cash balances decreased from U.S.$15.8 million in fiscal 2012 to U.S.$8.0 million in fiscal 2013 mainly due to the lower average cash balances at the international operations in fiscal 2013 compared to fiscal 2012.

Finance expense

Finance expense increased from U.S.$55.6 million in fiscal 2012 to U.S.$72.4 million in fiscal 2013.

Net finance expense in fiscal 2013 consisted of gross interest payments of U.S.$90.7 million (2012: U.S.$68.6 million) partially offset by interest capitalized of U.S.$18.3 million (2012: U.S.$13.0 million).

The gross interest payments in fiscal 2013 and 2012 comprised:

	Fiscal 2013	Fiscal 2012
	($ million)
Interest on the U.S.$1 billion 4.875% guaranteed notes due October 7, 2020	49.9	49.6
Sibanye Gold guarantee fee	5.0	—
Interest on R1,500 million Nedbank Revolving Credit Facility and various uncommitted facilities	9.2	0.8
Interest on the U.S.$200 million Non-Revolving Senior Secured Term Loan	2.2	3.4
Interest on the U.S.$1 billion Syndicated Revolving credit facility	1.4	7.8
Interest on the Split-tenor Revolving credit facility	—	1.1
Interest on U.S.$500 million syndicated revolving credit facility	—	1.8
Interest on the U.S.$1,440 million term loan and revolving credit facility	18.1	—
Interest on the U.S.$60 million Senior Secured Revolving credit facility	2.2	1.6
Other interest charges	2.7	2.5

Gross interest paid	90.7	68.6

Interest on the U.S.$1 billion guaranteed notes remained relatively flat at U.S.$49.9 million in fiscal 2013.

The Sibanye Gold guarantee fee of U.S.$5 million became payable to Sibanye Gold in 2013 after the Spin-off of Sibanye Gold in February 2013.

Interest on borrowings to fund capital expenditure and operating costs at the South African operations increased from U.S.$0.8 million in fiscal 2012 to U.S.$9.2 million in fiscal 2013 due to additional borrowings.

Interest on the U.S.$200 million Non-Revolving Senior Secured Term Loan decreased from U.S.$3.4 million in fiscal 2012 to U.S.$2.2 million in fiscal 2013 due to repayments made during 2013.

Interest on the U.S.$1 billion Syndicated Revolving credit facility, Split-tenor Revolving credit facility, U.S.$500 million syndicated revolving credit facility and the U.S.$1,440 million term loan and Revolving credit facility increased from U.S.$10.7 million in fiscal 2012 to U.S.$19.5 million in fiscal 2013 due to additional borrowings.

Interest on the U.S.$60 million Senior secured revolving credit facility increased from U.S.$1.6 million in fiscal 2012 to U.S.$2.2 million in fiscal 2013 due to additional borrowings.

Interest on borrowings incurred in respect of assets requiring a substantial period of time to prepare for their intended use is capitalized to the date on which the assets are substantially completed and ready for their intended use, at which time they will be amortized over the lives of the corresponding assets. During fiscal 2013, U.S.$18.3 million was capitalized in respect of the South Deep’s mine development and ventilation shaft deepening projects compared to U.S.$13.0 million in fiscal 2012 in respect of the same.

(Loss)/gain on financial instruments

Loss on financial instruments decreased from U.S.$0.4 million in fiscal 2012 to U.S.$0.3 million in fiscal 2013.

The realized loss of U.S.$0.3 million in fiscal 2013 comprised:

$ million
Loss on South Deep forward exchange contract	(1.1)
Gain on Australian diesel hedge	0.8

(0.3)

The realized loss of U.S.$0.4 million in fiscal 2012 comprised:

$ million
Mark-to-market valuation of exploration junior warrants	(1.1)
Gain on Australian diesel hedge	0.5
Other	0.2

(0.4)

Gain/(loss) on foreign exchange

Gold Fields recognized an exchange gain of U.S.$7.3 million in fiscal 2013 compared to an exchange loss of U.S.$13.8 million in fiscal 2012.

The gain of U.S.$7.3 million in fiscal 2013 comprised:

$ million
Exchange loss on cash and cash equivalent balances held in currencies other than the functional currencies of the Gold Fields various subsidiary companies	(2.5)
Gain on repayment of U.S. dollar denominated intercompany loans	9.8

7.3

The loss of U.S.$13.8 million in fiscal 2012 comprises:

$ million
Exchange loss on cash and cash equivalent balances held in currencies other than the functional currencies of the Gold Fields various subsidiary companies	(10.1)
Loss on repayment of U.S. dollar denominated intercompany loans	(3.7)

(13.8)

Profit/(loss) on disposal of listed investments

During fiscal 2013 and 2012, Gold Fields liquidated certain non-current investments. The profit on disposal of listed investments decreased from U.S.$27.6 million in fiscal 2012 to U.S.$17.8 million in fiscal 2013.

The profit of U.S.$17.8 million in fiscal 2013 resulted from the following sales:

$ million
Profit on sale of 7.8 million shares in Northam Platinum Limited	13.0
Profit on sale of the Group’s interest in Talas (exploration project)	4.8

17.8

The profit of U.S.$27.6 million in fiscal 2012 resulted from the following sales:

$ million
Profit on the sale of 5.6 million shares in Atacama Pacific Corporation	7.7
Profit on the sale of 14.0 million shares in GoldQuest Mining Corporation	21.5
Loss on the sale of 15.4 million shares in Evolution Mining Limited	(1.6)

27.6

Impairment of listed investments

The charge in fiscal 2012 was U.S.$10.5 million compared with U.S.$10.3 million in fiscal 2013.

The charge of U.S.$10.3 million in fiscal 2013 comprised:

$ million
Impairment of Orsu Metals Corporation	8.6
Impairment of various offshore listed exploration investments to their market values	1.7

10.3

The charge of U.S.$10.5 million in fiscal 2012 relates to:

$ million
Impairment of Northam Platinum Limited	8.9
Impairment of various offshore listed exploration investments to their market values	1.6

10.5

Royalties

Royalties of U.S.$116.8 million in fiscal 2012 compared with U.S.$90.5 million in fiscal 2013. Royalties in fiscal 2013 decreased in line with lower revenues and profits at the international operations.

Other expenses

Other expenses represents miscellaneous corporate expenditure not allocated to the operations, net of miscellaneous revenue items such as scrap sales and rental income. In fiscal 2012, there were other expenses of U.S.$37.9 million compared with U.S.$104.2 million in fiscal 2013.

The charges in 2013 are mainly made up of:

•	Social contributions and sponsorships of US$11.4 million;

•	Facility charges amounting to US$23.5 million on cancellation of the US$1 billion and US$500 million facilities and other costs of US$13.0 million associated with the unbundling of Sibanye Gold;

•	New loan facility charges;

•	Stamp duty and transaction costs amounting to US$27.4 million on the acquisition of the Yilgarn South assets; and

•	Legal fees amounting to US$11.1 million as a result of the Gold Fields Board examination and regulatory investigation relating to the South Deep Black Economic Empowerment transaction.

The charges in 2012 are mainly made up of:

•	Social contributions and sponsorships;

•	New loan facility charges;

•	Research and development costs into mechanized mining; and

•	Legal fees paid as a result of a dispute with a mining contractor in Ghana.

Income and mining tax expense

Income and mining tax expense decreased from U.S.$359.4 million in fiscal 2012 to U.S.$105.7 million in fiscal 2013. The table below sets forth Gold Fields’ effective tax rate for fiscal 2013 and fiscal 2012, including normal and deferred tax.

	Fiscal
	2013	2012
Effective tax expense rate	65.0%	50.4%

As noted in “—Overview—Income and Mining Taxes”, during the budget speech in February 2012, the South African Minister of Finance announced that STC would be abolished. This resulted in there being only one gold mining formula to calculate mining income taxes. The revised formula was enacted on April 1, 2012, with effect from January 1, 2012, and resulted in a reduction in the maximum South African tax rate for mining companies from 43% to 34%.

In fiscal 2013, the effective tax expense rate of 65.0% was higher than the maximum South African mining statutory tax rate of 34% mainly due to the tax-effect of the following:

•	U.S.$25.5 million adjustment to reflect the actual realized company tax rates in South Africa and offshore;

The above was primarily offset by the following tax-effected charges:

•

U.S.$56.1 million non-deductible expenditure comprising mainly U.S.$13.3 million of impairments, U.S.$8.0 million of facility charges, U.S.$8.2 million of legal and consulting fees, U.S.$5.1 million of stamp duty on the Yilgarn South assets acquistion and U.S.$9.4 million of various Peruvian non-deductible expenses:

•	U.S.$47.2 million of non-deductible exploration and feasibility and evaluation costs;

•	U.S.$11.5 million of non-deductible share-based compensation;

•	U.S.$25.3 million of non-deductible interest expense; and

•	U.S.$29.5 million prior year adjustment relating to Cerro Corona deferred tax. For further detail, refer to note 7 of the consolidated financial statements.

In fiscal 2012, the effective tax expense rate of 50.4% was higher than the maximum South African mining statutory tax rate of 34% mainly due to the tax-effect of the following:

•	U.S.$17.1 million adjustment to reflect the actual realized company tax rates in South Africa and offshore; and

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

The above were primarily offset by the following tax-effected charges:

•	U.S.$74.4 million non-deductible exploration and feasibility and evaluation costs;

•	U.S.$12.9 million non-deductible share-based compensation;

•	U.S.$24.8 million non-deductible interest expense; and

•	U.S.$65.4 million net deferred tax charge on increase in the tax rate in Ghana and decrease in the tax rate in South Africa.

Share of equity investees’ losses, net of tax

Share of equity investees’ losses decreased from U.S.$63.1 million in fiscal 2012 to U.S.$18.4 million in fiscal 2013.

Gold Fields equity accounts for four associates: Rusoro Mining Limited, or Rusoro, Bezant (from fiscal 2013), Rand Refinery up to the date of unbundling of Sibanye Gold and Timpetra Resources Limited, or Timpetra, up to May 2013 and one joint venture, being Far South East Gold Resources Incorporated, or FSE.

The charge of U.S.$18.4 million in fiscal 2013 comprised:

$ million
Share of equity accounted losses of Rusoro	—
Share of equity accounted losses of FSE	(18.4)
Share of equity accounted losses of Bezant	—
Share of equity accounted profits of Rand Refinery	—
Share of equity accounted losses of Timpetra	—

(18.4)

The charge of U.S.$63.1 million in fiscal 2012 comprised:

$ million
Share of equity accounted losses of Rusoro	(13.4)
Share of equity accounted losses of FSE	(50.1)
Share of equity accounted profits of Rand Refinery	0.6
Share of equity accounted losses of Timpetra	(0.2)

(63.1)

The Group’s 26.4% share of after-tax losses accounted for in Rusoro was U.S.$nil million in fiscal 2013 compared with U.S.$13.4 million in fiscal 2012. The share of Rusoro’s fiscal 2012 loss took into account U.S.$924.3 million impairment as a result of the expropriation of all of the company’s mining concessions, property, plant and equipment and mineral properties in Venezuela. The carrying value of the investment is zero at December 31, 2013.

Gold Fields paid U.S.$10.0 million in option fees to Lepanto Consolidated Mining Company during the six-month period ended December 31, 2010. In addition, Gold Fields paid non-refundable down payments of U.S.$66.0 million during the year ended December 31, 2011 and U.S.$44.0 million during the six month period ended December 31, 2010 to Liberty Express Assets in accordance with the agreement concluded whereby the Group has the option to acquire 60% of FSE. On March 31, 2012, Gold Fields acquired 40% of the issued share capital of FSE by contributing an additional U.S.$110.0 million in accordance with the agreement’s terms. The Group’s share of losses in FSE was U.S.$18.4 million in fiscal 2013 and U.S.$50.1 million in fiscal 2012.

In January 2013, the Group purchased an associate stake in Bezant for U.S.$7.5 million. The Group’s 21.6% share of after-tax profits in Bezant was US$nil in fiscal 2013.

The Group’s 35% share in Rand Refinery up to the date of unbundling of Sibanye Gold is made up of 2% for continuing operations and 33% for discontinued operations. The continuing operations share of after-tax profits in Rand Refinery was U.S.$nil million in fiscal 2013 compared with U.S.$0.6 million in fiscal 2012.

During fiscal 2011, the Group acquired a 21.8% interest in Timpetra as a result of receiving 15 million Timpetra shares valued at U.S.$3.2 million. Timpetra is an Australian listed junior exploration company and the shares were received in exchange for the Central Victoria tenements, an Australian exploration project previously owned by St. Ives. During fiscal 2013, 13.7 million shares of the 15.0 million previously held were disposed of and due to the decrease in shareholding, Timpetra is no longer equity accounted. The remaining investment was reclassified to listed investments. The Group’s share of after-tax losses in Timpetra was U.S.$nil million during fiscal 2013 and U.S.$0.2 million during fiscal 2012.

(Loss)/income from continuing operations

As a result of the above, income from continuing operations was a loss of U.S.$286.6 million in fiscal 2013 and a profit of U.S.$290.2 million in fiscal 2012.

Income from discontinued operations, net of tax

Income from discontinued operations decreased from U.S.$362.3 million in fiscal 2012 to U.S.$20.5 million in fiscal 2013. The decrease is due to the fact that results for only two months up to the date of Spin-off were included in fiscal 2013 compared to 12 months in fiscal 2012.

Net (loss)/ income

As a result of the factors discussed above, Gold Fields’ loss was U.S.$266.1 million in fiscal 2013, compared with net income of U.S.$652.5 million in fiscal 2012.

Net loss attributable to noncontrolling interests

Net loss attributable to noncontrolling interests increased from U.S.$1.8 million in fiscal 2012 to U.S.$18.2 million in fiscal 2013. This was mainly due to the impairment charges by the Ghanaian operations as dicussed above.

The noncontrolling interests in Gold Fields Ghana (Tarkwa) and Abosso Goldfields (Damang) remained at 10% during fiscal 2013 and at La Cima (Cerro Corona) noncontrolling interest decreased from 1.4% in fiscal 2012 to 0.5% in fiscal 2013 (effective interest for the year of 1.2%).

The noncontrolling interest in Canteras del Hallazgo remained at 49.0%. Canteras del Hallazgo is a subsidiary company that owns the Chucapaca project.

The amounts making up the noncontrolling interests in fiscal 2013 and 2012 were:

	Effective(1) interest	Fiscal 2013	Effective(1) interest	Fiscal 2012
Gold Fields Ghana Limited—Tarkwa	10%	(2.1)	10.0%	20.6
Abosso Goldfields—Damang	10%	(4.9)	10.0%	(0.3)
La Cima—Cerro Corona	1.2%	0.3	1.5%	3.1
Canteras del Hallazgo	49.0%	(11.5)	49.0%	(25.3)
Living Gold (Pty) Limited	—	—	10.0%	0.1

		(18.2)		(1.8)

Notes:

(1)	Average for the year.

Net income attributable to Gold Fields shareholders

As a result of the factors discussed above, net income attributable to Gold Fields shareholders was a loss of U.S.$247.9 million in fiscal 2013 compared to a profit of U.S.$654.3 million in fiscal 2012 and comprises net loss from continuing operations attributable to Gold Fields shareholders of U.S.$268.4 million in fiscal 2013

(fiscal 2012: net income U.S.$292.1 million) and net income from discontinued operations attributable to Gold Fields shareholders of U.S.$20.5 million in fiscal 2013 (fiscal 2012: U.S.$362.2 million).

Years Ended December 31, 2012 and December 31, 2011

The financial results of Sibanye Gold, which include the KDC and Beatrix mines, have been presented as discontinued operations in the consolidated financial statements and the comparative statement of operations and statement of cash flows have been presented as if Sibanye Gold had been discontinued from the start of the comparative period.

Revenues

Product sales increased by U.S.$31.5 million, or 0.9%, from U.S.$3,499.1 million in fiscal 2011 to U.S.$3,530.6 million in fiscal 2012. The increase in product sales was primarily due to a decrease of 0.117 million equivalent ounces, or 5.2%, in total equivalent gold sold, from 2.250 million ounces in fiscal 2011 to 2.133 million ounces in fiscal 2012, partially offset by an increase in the average realized gold price of 6.5% from U.S.$1,555 per ounce in fiscal 2011 to U.S.$1,656 per ounce in fiscal 2012 and a decrease in the average realized copper price of 10.3% from U.S.$8,160 per tonne to U.S.$7,322 per tonne.

At the Americas operation in Peru, copper production was converted to equivalent gold ounces on a monthly basis using average copper and gold prices for the month in which the copper was produced.

At the South African operations, gold sales at South Deep were similar at 0.27 million ounces. Increased underground mining volumes and grades, as South Deep builds to full production, were offset by decreased surface production which was discontinued in 2012 due to a lack of payable ore.

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

At the Americas operation in Peru, total gold equivalent sales decreased by 8.6% from 0.38 million gold equivalent ounces in fiscal 2011 to 0.35 million gold equivalent ounces in fiscal 2012, mainly due to lower copper prices relative to gold prices used to calculate equivalent production and scheduled lower gold and copper grades.

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

	Fiscal 2011			Fiscal 2012			Percentage decrease/ (increase) in unit total cash costs	Percentage decrease/ (increase) in unit total production costs
	Gold equivalent ounces sold	Total cash costs(1)	Total production costs(2)	Gold equivalent ounces sold	Total cash costs(1)	Total production costs(2)
	(‘000 oz)	($/oz)		(‘000 oz)	($/oz)		(%)
South Africa	273	1,073	1,376	270	1,194	1,517	(11)	(10)
South Deep	273	1,073	1,376	270	1,194	1,517	(11)	(10)
Ghana	935	712	794	885	925	1,067	(30)	(34)
Tarkwa(3)	717	668	752	719	838	983	(25)	(31)
Damang(4)	218	855	932	166	1,299	1,430	(52)	(53)
Peru	383	447	632	350	490	658	(10)	(4)
Cerro Corona(5)	383	447	632	350	490	658	(10)	(4)
Australia(6)	659	849	1,150	626	921	1,223	(8)	(6)
St. Ives	465	882	1,244	450	943	1,280	(7)	(3)
Agnew	194	769	926	176	864	1,078	(12)	(16)

Total(6)(7)	2,250	—	—	2,133	—		—	—

Weighted average	—	752	945	—	887	1,105	(18)	(17)

Notes:

(1)	For information on how Gold Fields has calculated total cash costs per equivalent ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 4”.
(2)	For information on how Gold Fields has calculated total production costs per equivalent ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 5”.
(3)	In fiscal 2011 and 2012, 0.576 million equivalent ounces and 0.647 million equivalent ounces of sales, respectively, were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Tarkwa operation.
(4)	In fiscal 2011 and 2012, 0.175 million equivalent ounces and 0.149 million equivalent ounces of sales, respectively, were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Damang operation.
(5)	In fiscal 2011 and 2012, 0.356 million equivalent ounces and 0.345 million equivalent ounces of sales were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Cerro Corona operation.
(6)	In fiscal 2011 and 2012, 2.039 million equivalent ounces and 2.037 million equivalent ounces of sales, respectively, were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Ghana and Peru operations.
(7)	The total may not reflect the sum of the line items due to rounding.

The following tables set out a reconciliation of Gold Fields’ production costs to its total cash costs and total production costs for fiscal 2012 and fiscal 2011.

	For the year ended December 31, 2012
	South Deep	Tarkwa	Damang	St. Ives	Agnew/ Lawlers	Cerro Corona	Corporate	Group(1)
	(in $ million except as otherwise stated)(2)
Production Costs	328.1	587.5	215.5	426.3	152.2	158.0	(4.9)	1,862.6
Less:
G&A other than corporate costs	(3.3)	(39.4)	(9.6)	(16.1)	(7.8)	3.4	5.4	(67.5)
GIP adjustment(3)	—	(1.5)	(1.7)	(3.0)	0.9	0.2	—	(5.1)
Share-based payments	(4.4)	(5.5)	(1.9)	(3.5)	(1.6)	(5.2)	—	(22.1)
Plus: Employee termination costs	0.2	1.6	—	1.7	1.8	0.6	—	6.1
Royalties	2.3	59.9	13.9	18.7	7.3	14.7	—	116.8

Total cash costs(1)	322.9	602.6	216.2	424.1	152.7	171.6	0.5	1,890.6
Plus: Amortization(3)	82.3	95.9	19.2	141.3	34.8	51.8	5.0	430.3
Share-based payments	4.4	5.5	1.9	3.5	1.6	5.2	—	22.1
Rehabilitation accretion	0.8	2.8	0.6	6.7	1.3	1.9	—	13.9

Total production costs(1)	410.3	706.8	238.0	575.5	190.4	230.5	5.6	2,356.8

Gold equivalent(5) produced (‘000 oz)(4)	270.4	718.8	166.4	449.8	176.6	342.1	—	2,124.2
Gold equivalent(5) sold (‘000 oz)	270.4	718.8	166.4	449.8	176.6	350.4	—	2,132.5
Total cash costs ($/oz)(5)	1,194	838	1,299	943	864	490	—	887
Total production costs ($/oz)(6)	1,517	983	1,430	1,280	1,078	658	—	1,105

Note:

(1)	The total may not reflect the sum of the line items due to rounding.
(2)	Calculated using an average exchange rate of R8.19 per U.S.$1.00.
(3)	The GIP adjustment excludes the non-cash portion of GIP which is included in amortization. GIP represents gold in the processing circuit, which is expected to be recovered.
(4)	For the year ended December 2012, 2.030 million equivalent ounces of production were attributable to Gold Fields, with the remainder attributable to non-controlling shareholders in the Ghana and Cerro Corona operations.
(5)	For information on how Gold Fields has calculated total cash costs per equivalent ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 4”.
(6)	For information on how Gold Fields has calculated total production costs per equivalent ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 5”.

	For the year ended December 31, 2011
	South Deep	Tarkwa	Damang	St. Ives	Agnew	Cerro Corona	Corporate	Group(1)
	(in $ million except as otherwise stated)(2)
Production Costs	299.0	450.3	173.9	401.2	145.7	158.8	(1.0)	1,627.9
Less:
G&A other than corporate costs	(3.1)	(29.8)	(2.9)	(8.0)	(5.0)	2.5	3.7	(42.6)
GIP adjustment(3)	—	12.0	1.4	0.8	1.4	(1.7)	—	13.9
Share-based payments	(5.1)	(4.3)	(1.8)	(2.5)	(0.8)	(3.2)	—	(17.7)
Plus: Employee termination costs	0.1	—	—	—	—	—	0.8	0.8
Royalties	2.1	51.0	15.5	18.4	7.9	14.7	—	109.6

Total cash costs(1)	293.0	479.2	186.1	409.9	149.3	171.1	3.5	1,691.9
Plus: Amortization(3)	76.6	53.9	14.8	161.1	27.2	66.1	6.6	406.2
Share-based payments	5.1	4.3	1.8	2.5	0.8	3.2	—	17.7
Rehabilitation accretion	1.0	1.8	0.3	4.2	2.3	1.7	—	11.1

Total production costs(1)	375.7	539.2	203.0	577.7	179.6	242.1	9.9	2,126.9

Gold equivalent(5) produced (‘000 oz)(4)	273.0	717.3	217.7	464.5	194.0	383.1	—	2,249.7
Gold equivalent(5) sold (‘000 oz)	273.0	717.3	217.7	464.5	194.0	383.0	—	2,249.6
Total cash costs ($/oz)(5)	1,073	668	855	882	769	447	—	752
Total productioncosts ($/oz)(6)	1,376	752	932	1,244	926	632	—	945

Notes:

(1)	The total may not reflect the sum of the line items due to rounding.
(2)	Calculated using an exchange rate of R7.22 per $1.00.
(3)	The GIP adjustment excludes the non-cash portion of GIP which is included in amortization. GIP represents gold in the processing circuit, which is expected to be recovered.
(4)	For the year ended December 2011, 2.038 million equivalent ounces of production were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Ghana and Cerro Corona operations.
(5)	For information on how Gold Fields has calculated total cash costs per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 4.”
(6)	For information on how Gold Fields has calculated total production costs per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 5”.

Gold Fields’ weighted average total cash costs per ounce increased by U.S.$135 per ounce, or 18.0%, from U.S.$752 per ounce in fiscal 2011 to U.S.$887 per ounce in fiscal 2012.

The weighted average total cash costs at the South African operation increased by U.S.$121 per ounce, or 11.3%, from U.S.$1,073 per ounce in fiscal 2011 to U.S.$1,194 per ounce in fiscal 2012. This increase was as a result of the increase in electricity tariffs of 16%, inflationary increases, wage increases of around 9.4%, additional support costs and an increase in de-stress development at South Deep.

The weighted average total cash costs at the West Africa operations increased by U.S.$213 per ounce, or 29.9%, from U.S.$712 per ounce in fiscal 2011 to U.S.$925 per ounce in fiscal 2012. This increase was as a result of the increase in electricity tariffs and fuel prices, together with normal inflationary increases and lower production at Damang.

The weighted average total cash costs per ounce at the Americas operation increased by U.S.$43 per ounce, or 9.6%, from U.S.$447 per ounce in fiscal 2011 to U.S.$490 per ounce in fiscal 2012. This increase was due to the decrease in gold equivalent ounces sold.

The weighted average total cash costs per ounce at the Australasian operations increased by U.S.$72 per ounce, or 8.5%, from U.S.$849 per ounce in fiscal 2011 to U.S.$921 per ounce in fiscal 2012. This increase was due to inflationary increases, wage increases, increases in fuel prices as well as the lower production at both St. Ives and Agnew.

Production costs

Production costs increased by U.S.$234.7 million, or 14.4%, from U.S.$1,627.9 million in fiscal 2011 to U.S.$1,862.6 million in fiscal 2012.

This increase was due to inflationary increases, annual wage increases, increases in electricity tariffs in South Africa and Ghana and increases in fuel prices in Ghana and Australia.

Depreciation and amortization

Depreciation and amortization charges increased by U.S.$4.4 million, or 1.0%, from U.S.$421.4 million in fiscal 2011 to U.S.$425.8 million in fiscal 2012. Depreciation and amortization is calculated on the units-of-production method and is based on current gold production as a percentage of total expected gold production over the lives of the different mines. In South Africa, the increase was due to the increase in asset base. The increase at Tarkwa was due to the increase in production, increased amortization rates reflecting the current open pits being mined and the additional mining fleet. The increase in Damang was due to the additional mining fleet. In Australia, the decrease was mainly due to the decrease in production at St. Ives and Agnew, partially offset by the increase in amortization rates at Kim and Main Lode at Agnew. The decrease in Cerro Corona was due to an increase in reserve tonnes on which amortization is based.

The table below depicts the changes from December 31, 2010 to December 31, 2011, and December 31, 2011 to December 31, 2012 for proven and probable managed gold and equivalent reserves above current infrastructure and for the life of mine for each operation and the resulting impact on the amortization charge in fiscal 2011 and 2012, respectively. The life of mine information is based on the operations’ strategic plans, adjusted for proven and probable reserve balances. In basic terms, amortization is calculated using the life of mine for each operation, which is based on: (1) the proven and probable reserves above infrastructure for the operation at the start of the relevant year (which are taken to be the same as at the end of the prior fiscal year and using only above infrastructure reserves); and (2) the amount of gold produced by the operation during the year. The ore reserve statement as at December 31, 2012 became effective on January 1, 2013.

	Proved and probable reserves as of			Life of mine(1)		Amortization for the year ended
	December 31, 2010	December 31, 2011	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011	December 31, 2012
	(‘000 oz)			(years)		($ million)
South African Region
South Deep	28,800	30,000	39,100	69	80	76.6	82.3
West Africa Region
Tarkwa(2)	9,300	10,300	10,100	13	24	79.4	94.4
Damang(3)	2,000	3,400	4,100	14	16	13.2	17.5
Americas Region
Cerro Corona(4)	5,300	6,100	5,200	17	16	64.4	52.0
Australasian Region
St. Ives	2,800	2,800	2,200	7	6	155.9	138.3
Agnew	1,300	1,300	1,200	8	7	25.3	35.7
Corporate and other	—	—	—			6.6	5.6

Total reserves(5)	49,500	53,900	61,900			421.4	425.8

Notes:

(1)	The LoM for each operation shown in the above table differs from that shown in “Information on the Company—Gold Fields’ Mining Operations.” The LoM in the above table is based on the above infrastructure proven and probable reserves, whereas the LoM information in “Information on the Company—Gold Fields’ Mining Operations” is based on both above and below infrastructure proven and probable reserves. In line with other International Operations, all South Deep reserves are classed as above infrastructure, as the reserves will be accessed via ongoing decline.
(2)	As of December 31, 2010, December 31, 2011 and December 31, 2012 reserves of 6.576 million ounces, 9.310 million ounces and 9.073 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Tarkwa operation.
(3)	As of December 31, 2010, December 31, 2011 and December 31, 2012 reserves of 1.479 million ounces, 3.051 million ounces and 3.681 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Damang operation.
(4)	As of December 31, 2010, December 31, 2011 and December 31, 2012 reserves of 4.277 million ounces, 6.011 million ounces and 5.100 million ounces of equivalent gold were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Cerro Corona operation.
(5)	As of December 31, 2010, December 31, 2011 and December 31, 2012 reserves of 53.940 million ounces, 52,971 million ounces and 57.888 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the West Africa and Americas operations.

Corporate expenditure

Corporate expenditure increased from U.S.$30.8 million in fiscal 2011 to U.S.$38.2 million in fiscal 2012, an increase of 24.0%. The increase is due to reorganization of corporate services and inflation. Corporate expenditure consists primarily of general corporate overhead and corporate service department costs, primarily in the areas of technical services, human resources and finance, which are used by the operations. Corporate expenditure also includes business development costs. In Rand terms, corporate expenditure increased from R222.4 million in fiscal 2011 to R312.9 million in fiscal 2012 mainly due to the reorganization of corporate services and inflation.

Employee termination costs

Employee termination costs increased from U.S.$0.8 million in fiscal 2011 to U.S.$6.1 million in fiscal 2012. The termination costs in fiscal 2012 and 2011 related primarily to restructuring at all the operations as part of the BPR program and the Portfolio Review in 2012.

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

(Profit)/loss on disposal of property, plant and equipment

Loss on disposal of property, plant and equipment was U.S.$1.0 million in fiscal 2011 compared to a profit of U.S.$0.2 million in fiscal 2012.

The major disposals in fiscal 2012 related to the sale of various redundant assets primarily at St. Ives, La Cima and South Deep, whereas in fiscal 2011, they related to Tarkwa and La Cima.

Asset impairments and write-offs

There was U.S.$9.5 million in asset impairments and write-offs in fiscal 2011 compared with U.S.$41.6 million in fiscal 2012. The asset impairments and write-offs charge in fiscal 2012 consisted of a U.S.$10.1 million write-off of heap leach assets and U.S.$19.2 million write-down to market value of heap leach inventory at St. Ives in Australia due to the cessation of the heap leach at St. Ives and U.S.$4.4 million write-off of heavy mining equipment in Ghana. In addition, the Group impaired its patented technology, known as the Biox process, which is used for the pretreatment of refractory ores and concentrates prior to gold recovery through conventional cyanide leaching techniques. The Group entered into an agreement to sell its Biox technology in 2013. This write-off amounted to U.S.$7.9 million. The impairment charge in fiscal 2011 resulted from the decision to reassess the optimal processing methodology for the oxides at Cerro Corona, where the current focus is on the evaluation of a heap leach operation to capture the value inherent in the oxide instead of a stand-alone oxide plant, the evaluation costs of which were written off in 2011.

Accretion expense on provision for environmental rehabilitation

At all of its operations, Gold Fields makes full provision for environmental rehabilitation based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the balance sheet date. The rehabilitation charge increased from U.S.$11.1 million in fiscal 2011 to U.S.$13.9 million in fiscal 2012.

For its South African operation, Gold Fields contributes to an environmental trust fund it has established to provide for any environmental rehabilitation obligations and expected closure costs relating to its mining operations. The amounts invested in the trust funds are classified as non-current assets and any income earned on these assets is accounted for as interest income. For the Ghanaian, Australian and Peruvian operations, Gold Fields does not contribute to a trust fund.

Interest and dividends

Interest and dividend income increased from U.S.$11.8 million in fiscal 2011 to U.S.$16.3 million in fiscal 2012. The increase was mainly due to higher average cash balances at the international operations in fiscal 2012 compared to fiscal 2011.

The interest and dividends received in fiscal 2012 of U.S.$16.3 million comprised U.S.$0.5 million on monies invested in the South African environmental rehabilitation trust fund and U.S.$15.8 million on other cash and cash equivalent balances.

The interest and dividends received in fiscal 2011 of U.S.$11.8 million comprised U.S.$0.5 million in dividend income, U.S.$0.5 million on monies invested in the South African environmental rehabilitation trust fund and U.S.$10.8 million on other cash and cash equivalent balances.

Interest received on the funds invested in rehabilitation trust funds remained flat at U.S.$0.5 million.

Interest on cash balances increased from U.S.$10.8 million in fiscal 2011 to U.S.$15.8 million in fiscal 2012 mainly due to the higher average cash balances at the international operations in fiscal 2012 compared to fiscal 2011.

Finance expense

Finance expense increased from U.S.$52.3 million in fiscal 2011 to U.S.$55.6 million in fiscal 2012.

Net finance expense in fiscal 2012 consisted of gross interest payments of U.S.$68.6 million (2011: U.S.$61.6 million) partially offset by interest capitalized of U.S.$13.0 million (2011: U.S.$9.3 million).

The interest payments in fiscal 2012 and 2011 comprised:

	Fiscal 2012	Fiscal 2011
	($ million)
Interest on the U.S.$1 billion 4.875% guaranteed notes due October 7, 2020	49.6	50.0
Interest on borrowings to fund capital expenditure and operating costs at the South African operations	0.8	0.1
Interest on the U.S.$200 million Non-Revolving Senior Secured Term Loan	3.4	3.5
Interest on the U.S.$1 billion Syndicated Revolving credit facility	7.8	2.5
Interest on the Split-tenor Revolving credit facility	1.1	2.1
Interest on U.S.$500 million syndicated revolving credit facility	1.8	—
Interest on the non-convertible redeemable preference shares	—	1.3
Interest on DMTN Program (Commercial Paper)	—	1.1
Interest on the U.S.$60 million Senior Secured Revolving credit facility	1.6	1.0
Other interest charges	2.5	—

Gross interest paid	68.6	61.6

Interest on the U.S.$1 billion guaranteed notes remained primarily unchanged at U.S.$49.6 million in fiscal 2012.

Interest on borrowings to fund capital expenditure and operating costs at the South African operations increased from U.S.$0.1 million in fiscal 2011 to U.S.$0.8 million in fiscal 2012 due to additional borrowings to fund working capital requirements of the South African operation.

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

Interest on the non-convertible Gold Fields preference shares decreased from U.S.$1.3 million in fiscal 2011 to U.S.$nil million in fiscal 2012 due to the redemption of the preference shares in fiscal 2011. See “—Liquidity and Capital Resources—Credit Facilities and Other Capital Resources.”

Interest on the DMTN Program decreased from U.S.$1.1 million in fiscal 2011 to U.S.$nil million in fiscal 2012 due to the repayment of the commercial paper in fiscal 2011.

Interest on the U.S.$60 million Senior Secured Revolving credit facility increased from U.S.$1.0 million in fiscal 2011 to U.S.$1.6 million in fiscal 2012 due to additional borrowings.

Interest on borrowings incurred in respect of assets requiring a substantial period of time to prepare for their intended use is capitalized to the date on which the assets are substantially completed and ready for their intended use, at which time they will be amortized over the lives of the corresponding assets. During fiscal 2012, U.S.$13.0 million was capitalized in respect of the South Deep mine’s development and ventilation shaft deepening projects compared to U.S.$9.3 million in fiscal 2011 in respect of the same.

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

Notes:

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

The gain of U.S.$12.8 million in fiscal 2011 resulted from the following sales:

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

Royalties

Royalties of U.S.$109.6 in fiscal 2011 compared with U.S.$116.8 million in fiscal 2012. Royalties in fiscal 2012 increased in line with higher revenues and profits at the international operations as well as an increase in the royalty rate in Ghana from 3% to 5% from April 1, 2011.

Other expenses

Other expenses represents miscellaneous corporate expenditure not allocated to the operations, net of miscellaneous revenue items such as scrap sales and rental income. In fiscal 2011, there were other expenses of U.S.$47.3 million compared with U.S.$37.9 million in fiscal 2012.

Other expenses in fiscal 2012 and fiscal 2011 consisted of miscellaneous items which included:

•	Corporate social investment and sponsorship costs;

•	Research and development into mechanized mining;

•	Loan facility charges;

•	Share-based compensation for service entities;

•	Restructuring costs as part of the business process re-engineering; and

•	Legal fees paid as a result of a dispute with a former mining contractor at the Ghanaian operation.

Income and mining tax expense

Income and mining tax expense decreased from U.S.$384.5 million in fiscal 2011 to U.S.$359.4 million in fiscal 2012. The table below sets forth Gold Fields’ effective tax rate for fiscal 2012 and fiscal 2011, including normal and deferred tax.

	Fiscal
	2012	2011
Effective tax expense rate	50.4%	38.3%

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

In fiscal 2012, the effective tax expense rate of 50.4% was higher than the maximum South African mining statutory tax rate of 34% mainly due to the tax-effect of the following:

•	U.S.$17.1 million adjustment to reflect the actual realized company tax rates in South Africa and offshore; and

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

The above were primarily offset by the following tax-effected charges:

•	U.S.$74.4 million non-deductible exploration and feasibility and evaluation costs;

•	U.S.$12.9 million non-deductible share-based compensation;

•	U.S.$24.8 million non-deductible interest expense; and

•	U.S.$65.4 million deferred tax charge on increase in the tax rate in Ghana and decrease in the tax rate in South Africa.

In fiscal 2011, the effective tax expense rate of 38.3% was lower than the maximum South African mining statutory tax rate of 43.0% mainly due to the tax-effect of the following:

•	U.S.$213.8 million adjustment to reflect the actual realized company tax rates in South Africa and offshore;

•	U.S.$20.6 million reversal of valuation allowance previously raised against deferred tax assets; and

•	U.S.$9.1 million deferred tax release on reduction of the estimated rate at the Peruvian operation.

The above were primarily offset by the following tax-effected charges:

•	U.S.$25.9 million charge relating to the South African mining tax formula rate adjustment

•

U.S.$75.9 million non-deductible expenditure comprising mainly U.S.$35.9 million National Stabilization Levy in Ghana, U.S.$3.5 million of impairments and U.S.$16.7 million of various Peruvian non-deductible expenses:

•	U.S.$92.8 million of non-deductible exploration and feasibility and evaluation costs;

•	U.S.$10.3 million of non-deductible share-based compensation; and

•	U.S.$23.4 million of non-deductible interest expense.

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

Share of equity investees’ losses, net of tax

Share of equity investees’ profits was a loss of U.S.$0.8 million in fiscal 2011 and a loss of U.S.$63.1 million in fiscal 2012.

Gold Fields’ equity accounts for four associates; Rand Refinery Limited, Rusoro Mining Limited, Timpetra Resources Limited and from fiscal 2012, Far South East Gold Resources.

The charge of U.S.$63.1 million in fiscal 2012 comprised:

$ million
Share of equity accounted losses of Rusoro	(13.4)
Share of equity accounted losses of FSE	(50.1)
Share of equity accounted profits of Rand Refinery	0.6
Share of equity accounted losses of Timpetra	(0.2)

(63.1)

The charge of U.S.$0.8 million in fiscal 2011 comprised:

$ million
Share of equity accounted losses of Rusoro	—
Share of equity accounted profits of Rand Refinery	0.2
Share of equity accounted losses of Timpetra	(1.0)

(0.8)

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

In August 2011, the late President of Venezuela, Hugo Chavez Frias, approved a decree with force of organic law which reserves to the State of Venezuela exclusive rights for the extraction of gold in Venezuela. The decree was subsequently approved by the Supreme Court of Venezuela and it was published in the Official Gazette of Venezuela in September 2011. The Venezuelan State announced that it is seeking a controlling stake of 55% in Rusoro and as such, Rusoro would be compensated for its decrease in ownership. The deadline to negotiate the compensation with the Venezuelan government lapsed and all assets and operations reverted to the Venezuelan government who took possession and control of the company. Rusoro filed a Request for Arbitration against the government due to non-payment of a fair, prompt and timely compensation as a result of the nationalization.

Gold Fields paid U.S.$10.0 million in option fees to Lepanto Consolidated Mining Company during the six-month period ended December 31, 2010. In addition, Gold Fields paid non-refundable down payments of

U.S.$66.0 million during the year ended December 31, 2011 and U.S.$44.0 million during the six-month period ended December 31, 2010 to Liberty Express Assets in accordance with the agreement concluded whereby the Group has the option to acquire 60% of FSE. On March 31, 2012, Gold Fields acquired 40% of the issued share capital of FSE by contributing an additional U.S.$110.0 million in accordance with the agreement’s terms. The Group’s share of losses in FSE was U.S.$50.1 million in fiscal 2012.

The Group’s 35% share in Rand Refinery Limited was U.S.$0.6 million in fiscal 2012 compared with U.S.$0.2 million in fiscal 2011.

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

Income from continuining operations

As a result of the above, income from continuing operations decreased from U.S.$612.3 million in fiscal 2011 to U.S.$290.2 million in fiscal 2012.

Income from discontinued operations

Income from discontinued operations increased from U.S.$340.7 million in fiscal 2011 to U.S.$362.3 million in fiscal 2012 mainly due to a deferred tax release due to the reduction of the estimated deferred tax rate as a result of the change in the mining tax formula in South Africa.

Net income

As a result of the factors discussed above, Gold Fields’ net income decreased from U.S.$953.0 million in fiscal 2011 to U.S.$652.5 million in fiscal 2012.

Net income attributable to noncontrolling interests

Net income attributable to noncontrolling interests was U.S.$71.5 million in fiscal 2011 compared to a loss of U.S.$1.8 million in fiscal 2012. Due to the purchase of noncontrolling interests in Tarkwa, Damang and Cerro Corona in the first half of fiscal 2011 and Living Gold in the first half of fiscal 2012, net income attributable to noncontrolling interests decreased.

The noncontrolling interests in Gold Fields Ghana (Tarkwa) and Abosso Goldfields (Damang) remained at 10.0% during fiscal 2012, at La Cima (Cerro Corona) noncontrolling interest decreased from 1.5% in fiscal 2011 to 1.4 % in fiscal 2012 (effective interest for the year of 1.5%) and at Living Gold (Pty) Limited, noncontrolling interest increased from 0.0% in fiscal 2011 to 10.0% in fiscal 2012 (effective interest for the year of 10.0%).

The noncontrolling interest in Canteras del Hallazgo remained at 49.0% (fiscal 2011: 49.0%). Canteras del Hallazgo is a subsidiary company that owns the Chucapaca project.

The amounts making up the noncontrolling interests in fiscal 2012 and 2011 were:

	Effective[1] interest	Fiscal 2012	Effective(1) interest	Fiscal 2011
Gold Fields Ghana Limited—Tarkwa	10.0%	20.6	19.1%	72.0
Abosso Goldfields—Damang	10.0%	(0.3)	19.9%	13.6
La Cima—Cerro Corona	1.5%	3.1	7.4%	14.9
Canteras del Hallazgo	49.0%	(25.3)	49.0%	(28.9)
Living Gold (Pty) Limited	10.0%	0.1	3.4%	(0.1)

		(1.8)		71.5

Note:

(1)	Average for the year.

Net income attributable to Gold Fields shareholders

As a result of the factors discussed above, net income attributable to Gold Fields shareholders was U.S.$654.3 million in fiscal 2012 compared to U.S.$881.5 million in fiscal 2011. This comprised net income from continuing operations attributable to Gold Fields shareholders of U.S.$292.1 million in fiscal 2012 (fiscal 2011: U.S.$540.7 million) and net income from discontinued operations attributable to Gold Fields shareholders of U.S.$362.2 million in fiscal 2012 (fiscal 2011: U.S.$340.8 million).

Liquidity and Capital Resources

Cash resources

Cash flows from operations—continuing operations

Net cash provided by operations in fiscal 2012 was U.S.$737.4 million compared with U.S.$316.0 million in fiscal 2013, a decrease of U.S.$421.5 million.

Gold Fields’ realized gold price decreased from an average of U.S.$1,656 per ounce in fiscal 2012 to an average of U.S.$1,386 per ounce in fiscal 2013. Gold Fields’ realized copper price decreased from an average of U.S.$7,322 per tonne in fiscal 2012 to an average of U.S.$6,575 per tonne in fiscal 2013. The decrease in realized gold price and decrease in realized copper price resulted in revenue from product sales decreasing by U.S.$624.3 million from U.S.$3,530.6 million in fiscal 2012 to U.S.$2,906.3 million in fiscal 2013.

The decrease in net cash provided by operations was partially offset by:

•

a positive movement of U.S.$88.5 million in charges in operating assets and liabilities resulting from an investment in working capital of U.S.$80.1 million in fiscal 2012 compared to a release of U.S$8.4 million in fiscal 2013;

•	a decrease of U.S.$42.7 million in production costs from U.S.$1,862.6 in fiscal 2012 to U.S.$1,819.9 million in fiscal 2013;

•	a U.S.$12.5 million decrease in royalties paid from U.S.$112.4 in fiscal 2012 to U.S.$99.9 million in fiscal 2013 due to lower revenue; and

•	a U.S.$35.9 million decrease in taxes paid from U.S.$334.1 in fiscal 2012 to U.S.$298.2 million in fiscal 2013 due to lower profit.

Net cash provided by operations in fiscal 2011 was U.S.$1,037.2 million compared with U.S.$737.4 million in fiscal 2012.

Gold Fields’ realized gold price increased from an average of U.S.$1,555 per ounce in fiscal 2011 to an average of U.S.$1,656 per ounce in fiscal 2012. Gold Fields’ realized copper price decreased from an average of

U.S.$8,160 per tonne in fiscal 2011 to an average of U.S.$7,322 per tonne in fiscal 2012. The increase in realized gold price and decrease in realized copper price resulted in revenue from product sales increasing by U.S.$31.5 million from U.S.$3,499.1 million in fiscal 2011 to U.S.$3,530.6 million in fiscal 2012.

The decrease in net cash provided by operations was due to:

•	an increase of U.S.$234.7 million in production costs, which increased from U.S.$1,627.9 in fiscal 2011 to U.S.$1,862.6 million in fiscal 2012;

•	a U.S.$15.2 million increase in royalties paid from U.S.$97.2 million in fiscal 2011 to U.S.$112.4 million in fiscal 2012 mainly as a result of increased revenue at the international subsidiaries; and

•	a U.S.$34.8 million increase in taxes paid from U.S.$299.3 million in fiscal 2011 to U.S.$334.1 million in fiscal 2012.

Partially offset by:

•

a positive movement of U.S.$33.6 million in working capital resulting from an investment of working capital of U.S.$113.7 million in fiscal 2011 compared to an investment of U.S.$80.1 million in fiscal 2012.

The net effect of the above was a U.S.$299.8 million decrease in cash flow provided by operations.

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

Revenues from Gold Fields’ West African, Australasian and Americas operations are also denominated in U.S. dollars, but, unlike in South Africa, Gold Fields receives them in U.S. dollars or is freely able to convert them into U.S. dollars. The West African and Australasian U.S. dollar revenues can be used by Gold Fields to service its U.S. dollar-denominated debt and to make investments in its non-South African operations, taking into account SARB-applicable requirements.

Cash flows from operations—discontinued operations

Net cash provided by operations decreased from U.S.$409.5 million in fiscal 2012 to U.S.$30.9 million in fiscal 2013. The decrease is due to the fact that results for only two months up to the date of Spin-off of Sibanye Gold were included in fiscal 2013 compared to 12 months in fiscal 2012.

Net cash provided by operations decreased from U.S.$870.3 million in fiscal 2011 to U.S.$409.5 million in fiscal 2012. The decrease is due to a decrease in revenues, a negative movement in working capital, increase in interest paid and an increase in royalties and taxes paid.

Cash flows from investing activities—continuing operations

Cash utilized in investing activities was U.S.$662.2 million in fiscal 2013, U.S.$990.7 million in fiscal 2012 and U.S.$807.1 million in fiscal 2011, respectively. The items comprising these amounts are discussed below:

Capital expenditure decreased by U.S.$399.7 million from U.S.$943.4 million in fiscal 2012 to U.S.$543.7 million in fiscal 2013 due to a deliberate cut back in response to the lower gold price.

The U.S.$399.7 million decrease in capital expenditure to U.S.$543.7 million in fiscal 2013 from U.S.$943.4 million in fiscal 2012 was mainly due to:

•	decreased capital expenditure at St Ives due to less capital development at the Hamlet and Cave Rocks underground mines and the Bellerophon open pit;

•	decreased expenditure at South Deep in line with the build-up plan which peaked in fiscal 2012; and

•	decreased expenditure on the mining fleet at Tarkwa.

Partially offset by:

•	expenditure at the Yilgarn South assets.

Expenditure on Gold Fields’ major capital projects in fiscal 2013 included:

•	U.S.$202.4 million on the development and equipping of the South Deep mine as the mine builds to full production as compared to U.S.$314.5 million in fiscal 2012 and U.S.$274.6 million in fiscal 2011;

•	No expenditure on the CIL expansion project (secondary crusher) at Tarkwa, compared to U.S.$1.7 million expenditure in fiscal 2012 and U.S.$18.8 million in fiscal 2011;

•	U.S.$14.4 million on the water treatment plant at Tarkwa, compared to U.S.$12.7 million in fiscal 2012 and no expenditure in fiscal 2011;

•	U.S.$28.5 million on new mining equipment at Tarkwa, as compared to U.S.$62.5 million in fiscal 2012 and U.S.$29.7 million in fiscal 2011;

•	No expenditure on a new mining fleet at Damang as compared to U.S.$2.6 million in fiscal 2012 and U.S.$17.3 million in fiscal 2011;

•	U.S.$26.6 million on the tailings storage facility at Cerro Corona, compared to U.S.$41.7 million in fiscal 2012 and U.S.$34.1 million in 2011;

•	U.S.$36.1 million expenditure on development of the Waroonga underground complex at Agnew, compared to U.S.$31.7 million in fiscal 2012 and U.S.$36.4 million in fiscal 2011;

•

U.S.$54.7 million on development of underground mines at St. Ives compared to U.S.$112.4 million in fiscal 2012 and U.S.$81.5 million in fiscal 2011. Athena accounted for U.S.$18.3 million of expenditure in fiscal 2013, as compared to U.S.$20.8 million in 2012 and U.S.$22.9 million in 2011;

•	No expenditure on the acquisition of additional mining fleet at Agnew as compared to U.S.$5.0 million in fiscal 2012 and U.S.$5.9 million in fiscal 2011; and

•	U.S.$18.3 million of interest capitalized as compared to U.S.$13.0 million in fiscal 2012 and U.S.$9.3 million in fiscal 2011.

Proceeds on the disposal of property, plant and equipment increased from U.S.$1.4 million in fiscal 2012 to U.S.$10.4 million in fiscal 2013. Proceeds on the disposal of property, plant and equipment were U.S.$3.2 million in fiscal 2011. In all three years, this related to the disposal of various redundant mining assets by the South African and international mining operations. In addition, in fiscal 2013, there was the disposal of the Vivienne exploration asset of U.S.$10.1 million at Agnew, which accounted for the increase in fiscal 2013 compared to fiscal 2012.

On October 1, 2013, the Group obtained full control of the Yilgarn South assets through a sale and purchase agreement. The total consideration transferred for the acquisition of the Yilgarn South assets was U.S.$262.3 million which comprised a cash portion of U.S.$135.0 million, as well as equity instruments (28.7 million ordinary shares) amounting to U.S.$127.3 million.

On September 20, 2010, Gold Fields entered into option agreements with Lepanto, a company listed in the Philippines, and Liberty, a private holding company, to acquire a 60% interest in the FSE deposit in the

Philippines. The agreements provide Gold Fields with the later of an 18-month option on FSE, or a date of receiving an FTAA for the project during which time Gold Fields will conduct a major drilling program as part of a feasibility study on FSE. As part of the agreement, Gold Fields was required to pay U.S.$10.0 million in option fees to Lepanto and U.S.$44.0 million as a non-refundable down-payment to Liberty upon signing of the option agreements, totaling U.S.$54.0 million, which payments were made during September 2010. During fiscal 2011, Gold Fields paid a further non-refundable down payment of U.S.$66.0 million to Liberty, in accordance with the agreement. On March 22, 2012, Gold Fields exercised its option to acquire 40% of FSE after making a payment of U.S.$110.0 million. The final payment of U.S.$110.0 million is payable at the expiration of the option period. The total pre-agreed acquisition price for a 60% interest in FSE, inclusive of all of the above payments, is U.S.$340.0 million.

On October 4, 2011, Gold Fields entered into an option agreement with Bezant to acquire the entire issued share capital of Asean Copper Investments Limited, or Asean, which is incorporated in the British Virgin Islands, a wholly owned subsidiary of Bezant. Asean holds Bezant’s entire interest in the Guinaoang porphyry copper-gold deposit (the Mankayan project) located on Luzon Island in the Philippines.

In fiscal 2011, Gold Fields paid an upfront non-refundable option fee of U.S.$7.0 million and was granted the option to acquire the entire issued share capital of Asean for U.S.$63.0 million. The option could be exercised from the date upon which it is granted until its expiry on January 31, 2013. In January 2013, the option was extended to January 31, 2014 with a revised consideration of U.S.$60.5 million to be paid on future exercise of the option. In consideration for this extension, Gold Fields made a payment of U.S.$10.0 million comprising a second non-refundable payment of U.S.$2.5 million. Gold Fields also made a U.S.$7.5 million payment for a 21.6% shareholding in Bezant in January 2013. In November 2013, Gold Fields relinquished the option ahead of the expiry date and the U.S.$10.0 million non-refundable option fee was impaired. The 21.6% shareholding in Bezant, acquired in January 2013, is classified as an investment in associate. The Mankayan project is located approximately four kilometers east of the FSE deposit.

Purchase of listed investments was U.S.$3.5 million in fiscal 2013, U.S.$0.8 million in fiscal 2012 and U.S.$0.1 million in fiscal 2011, respectively.

The investment purchases of U.S.$3.5 million in fiscal 2013 were:

U.S.$ million
Purchase of additional shareholding in Rand Refinery Limited	(1.1)
Purchase of shareholding in Aurigin Resources Incorporated	(1.7)
Purchase of shareholding in Clancy Exploration Limited	(0.5)
Purchase of shareholding in Cascadero Copper Corporation	(0.2)

(3.5)

The investment purchases of U.S.$0.8 million in fiscal 2012 were:

U.S.$ million
Purchase of shareholding in Cascadero Copper Corporation	(0.1)
Purchase of shareholding in Atacama Pacific Gold Corporation—conversion of warrants	(0.7)

(0.8)

The investment purchase of U.S.$0.1 million in fiscal 2011 was:

U.S.$ million
Purchase of shareholding in Atacama Pacific Gold Corporation	(0.1)

(0.1)

Proceeds from the sale of listed investments were U.S.$35.0 million in fiscal 2013, U.S.$65.4 million in fiscal 2012 and U.S.$13.7 million in fiscal 2011, respectively.

The investment disposals comprising the U.S.$35.0 million in fiscal 2013 were:

U.S.$ million
Sale of shares in Northam Platinum Limited	32.9
Sale of shares in Timpetra Resources Limited	1.2
Repayment of loans advanced to GBF Underground Mining Company	0.9

35.0

The investment disposals comprising the U.S.$65.4 million in fiscal 2012 were:

U.S.$ million
Sale of shares in Evolution Mining Limited	25.5
Sale of shares in GoldQuest Mining Corporation	22.9
Sale of shares in Atacama Pacific Gold Corporation	15.0
Sale of shares in Africo Resources Corporation Limited	0.1
Repayment of loans advanced to GBF Underground Mining Company	1.9

65.4

The investment disposals comprising the U.S.$13.7 million in fiscal 2011 were:

U.S.$ million
Sale of shares in Gold One International	7.9
Repayment of loans advanced to GBF Underground Mining Company	5.8

13.7

For its South African and Ghanaian operations (from fiscal 2013), Gold Fields contributes to environmental trust funds it established to provide for any environmental rehabilitation obligations and expected closure costs relating to its mining operations. The amounts invested in the trust funds are classified as non-current assets and any income earned on these assets is accounted for as interest income. The amount required to be contributed each year is calculated pursuant to a statutory formula, and can vary depending on how the fund’s investments performed, the lives of mines and various other factors. During fiscal 2013, Gold Fields’ South African operation contributed U.S.$0.9 million and the Ghanaian operation contributed U.S.$14.5 million to the environmental trust fund, compared to U.S.$0.6 million from the South African operation only in fiscal 2012 and U.S.$1.1 million from the South African operation only in fiscal 2011. For the Australasia and Americas operations, Gold Fields does not contribute to a trust fund.

Cash flows from investing activities—discontinued operations

Cash utilized in investing activities decreased from U.S.$381.8 million in fiscal 2012 to U.S.$54.9 million in fiscal 2013. The decrease is due to the fact that results for only two months up to the date of unbundling were included in fiscal 2013 compared to 12 months in fiscal 2012.

Cash utilized in investing activities decreased from U.S.$416.2 million in fiscal 2011 to U.S.$381.8 million in fiscal 2012. The decrease is due to decreased capital expenditure and decreased payments to the environmental trust funds.

Cash flows from financing activities—continuing operations

Net cash provided by financing activities was U.S.$30.3 million in fiscal 2013 as compared to cash utilized of U.S.$398.9 million in fiscal 2012 and cash utilized of U.S.$724.6 million in fiscal 2011. The items comprising these amounts are discussed below:

Long- and short-term loans received were U.S.$3,177.7 million in fiscal 2013, U.S.$936.3 million in fiscal 2012 and U.S.$1,111.2 million in fiscal 2011.

The U.S.$3,177.7 million in loans received in fiscal 2013 comprised:

U.S.$ million
Draw down under the U.S.$60 million Senior Secured Revolving credit facility	35.0
Draw down under the U.S.$1,440 million term loan and revolving credit facility	893.0
Draw down under the R1,500 million Nedbank Revolving credit facility	155.5
Draw down under the Short-term Rand credit facilities	2,094.2

3,177.7

The U.S.$936.3 million in loans received in fiscal 2012 comprised:

U.S.$ million
Draw down under the U.S.$1 billion Syndicated Revolving credit facility	666.0
Draw down under the U.S.$500 million Syndicated Revolving credit facility	244.0
Draw down under the U.S.$60 million Senior Secured Revolving credit facility	23.0
Draw down under the various rand credit facilities	3.3

936.3

The U.S.$1,111.2 million in loans received in fiscal 2011 comprised:

U.S.$ million
Draw down under the Split-tenor revolving facility	540.0
Draw down under the U.S.$1 billion Syndicated Revolving credit facility	483.0
Draw down under the U.S.$60 million Senior Secured Revolving credit(1)	70.0
Proceeds on the scrip lending of 3 million Mvelaphanda shares	18.2

1,111.2

Note:

(1)	Total drawdowns were made up of two separate drawdowns of U.S.$20 million (subsequently repaid) and U.S.$50 million.

Long- and short-term loans repaid were U.S.$2,971.3 million in fiscal 2013, U.S.$975.9 million in fiscal 2012 and U.S.$597.9 million in fiscal 2011.

The U.S.$2,971.3 million in loans repaid in fiscal 2013 comprised:

U.S.$ million
U.S.$1 billion syndicated revolving credit facility	104.0
U.S.$500 million syndicated revolving credit facility	666.0
U.S.$200 million Non-Revolving Senior Secured Term loan	40.0
U.S.$1,440 million Term loan and Revolving credit facility	119.5
Short-term Rand credit facilities	2,041.8

2,971.3

The U.S.$975.9 million in loans repaid in fiscal 2012 comprised:

U.S.$ million
Split-tenor Revolving Facility	500.0
U.S.$500 million syndicated revolving credit facility	140.0
U.S.$1 billion syndicated revolving credit facility	220.0
U.S.$200 million Non-Revolving Senior Secured Term Loan	40.0
U.S.$60 million Senior Secured Revolving credit facility	73.0
Borrowings under various rand facilities	2.9

975.9

The U.S.$597.9 million in loans repaid in fiscal 2011 comprised:

U.S.$ million
U.S.$1 billion Syndicated Revolving credit facility	263.0
DMTN Program	105.3
Preference Shares	90.0
Split-tenor Revolving Facility	40.0
U.S.$200 million Non-Revolving Senior Secured Term Loan	40.0
Payments for the scrip lending of 3 million Mvelaphanda shares	39.6
U.S.$60 million Senior Secured Revolving credit facility	20.0

597.9

For a description of Gold Fields’ various credit facilities, see “—Credit Facilities and Other Capital Resources”.

U.S.$6.8 million, U.S.$27.7 million and U.S.$31.0 million of noncontrolling shareholder loans were received in fiscal 2013, fiscal 2012 and fiscal 2011, respectively, from Buenaventura which holds a 49% noncontrolling interest in Canteras del Hallazgo, the company that owns the Chucapaca project in Peru.

During fiscal 2013, Gold Fields purchased an additional non-controlling interest of 0.9% in La Cima for U.S.$12.8 million. During fiscal 2012, Gold Fields purchased 0.1% in La Cima for U.S.$0.8 million and the noncontrolling interest of 40% in the Talas project from Orsu Metals Corporation for U.S.$10.0 million. During fiscal 2011, Gold Fields purchased noncontrolling interests in La Cima, Ghana and South Deep (relating to Western Areas Prospecting) for a total consideration of U.S.$1,055.6 million, comprising U.S.$382.3 million for La Cima, U.S.$667.0 million for Ghana and U.S.$6.3 million for South Deep.

On March 22, 2011, Gold Fields announced a voluntary purchase offer in Lima, Peru, to acquire the outstanding common voting shares and investment shares of La Cima that it did not already own. Gold Fields offered 4.20 Peruvian Nuevos Soles in cash for each La Cima common or investment share. The offer closed on April 15, 2011. The transaction resulted in Gold Fields increasing its stake in La Cima from 80.7% to 98.5%, after purchasing 254.8 million shares, at a cost of U.S.$382.3 million.

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

Dividends paid amounted to U.S.$61.2 million in fiscal 2013 compared to U.S.$364.2 million in fiscal 2012 and U.S.$174.9 million in fiscal 2011. Dividend payments amounted to R557.9 million, or 75 SA cents per ordinary share, in fiscal 2013, R2,846.3 million, or 390 SA cents per ordinary share, in fiscal 2012 and R1,229.4 million, or 170 SA cents per ordinary share, in fiscal 2011. The decrease in dividends paid in fiscal 2013 was due to lower earnings.

During fiscal 2013, Tarkwa and La Cima paid dividends to noncontrolling shareholders amounting to U.S.$1.1 million, compared with U.S.$11.5 million and U.S.$41.9 million paid by Tarkwa, Damang and La Cima in fiscal 2012 and fiscal 2011.

During the six-month period ended December 31, 2010, Gold Fields implemented three empowerment transactions which included a broad-based BEE transaction for 10.0% of South Deep. The South Deep transaction amounted to U.S.$115.5 million and was made up of a preferred BEE dividend of U.S.$21.2 million and an equity component equivalent to U.S.$94.3 million. Under the South Deep transaction, a wholly owned subsidiary company of Gold Fields was created to acquire 100% of the South Deep asset from GFIMSA. The new company then issued 10 million Class B ordinary shares representing 10.0% of South Deep’s net worth to a consortium of BEE partners. Class B ordinary shareholders are entitled to a dividend of R2 per share. During fiscal 2013, 2012 and 2011, U.S.$2.2 million, U.S.$2.5 million and U.S.$3.0 million of the Class B dividend was paid, respectively.

In fiscal 2013, U.S.$0.8 million was received as a result of share options exercised, as compared to U.S.$2.0 million and U.S.$6.5 million in fiscal 2012 and 2011, respectively.

In fiscal 2013, cash of U.S.$106.4 million relating to discontinued operations was transferred to Sibanye Gold on Spin-off.

Cash flows from financing operations by discontinued operations

Net cash provided by financing activities decreased from U.S.$514.7 million in fiscal 2012 to U.S.$39.0 million in fiscal 2013. The decrease is due to the fact that results for only two months up to the date of unbundling were included in fiscal 2013 compared to 12 months in fiscal 2012.

Net cash provided by financing activities increased from U.S.$nil in fiscal 2011 to U.S.$514.7 million in fiscal 2012. The increase is due to additional loans raised.

Net decrease in cash and cash equivalents

As a result of the above, net cash utilized after accounting for the effect of exchange rate on cash and cash equivalents was U.S.$330.6 million in fiscal 2013, U.S.$88.4 million in fiscal 2012 and U.S.$65.5 million in fiscal 2011, respectively.

The resultant cash and cash equivalents at December 31, 2013, December 31, 2012 and December 31, 2011 was U.S.$325.0 million, U.S.$655.6 million and U.S.$744.0 million, respectively.

Credit Facilities and Other Capital Resources

As at December 31, 2013, Gold Fields had committed, unutilized banking facilities of U.S.$763.2 million available under the following facilities, details of which are discussed below:

•	U.S.$666.5 million available under the U.S.$1,440 million term loan and revolving credit facility; and

•	U.S.$96.7 million (R1000.0 million) available under various committed revolving credit facilities discussed further below.

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

As of April 22, 2014, Gold Fields had committed unutilized banking facilities of U.S.$720 million under the U.S.$1,440 million facility (as defined below), nil million under the R1,500 million Nedbank Revolving Credit Facility (as defined below), R500 million under the RMB RCF and R500 million under the Standard Bank RCF (as defined under the R1.0 billion Long Term Credit Facilities below). Substantial contractual arrangements for uncommitted borrowing facilities are maintained with several banking counterparties to meet Gold Fields’ normal contingency funding requirements. As of the date of this report, Gold Fields was not in default under the terms of any of its outstanding credit facilities.

In the event that Gold Fields undertakes any acquisitions or incurs significant capital expenditure, it may need to incur further debt or arrange other financing to fund the costs, which could have an adverse effect on Gold Fields’ liquidity, including increasing its level of debt.

U.S.$200 million Non-revolving Senior Secured Term Loan

On September 17, 2010, La Cima entered into a non-revolving senior secured term loan for up to U.S.$200 million with The Bank of Nova Scotia and Banco de Crédito del Perú. The purpose of this facility is to (i) repay La Cima’s outstanding subordinated loans with its affiliates, and (ii) to finance its working capital requirements.

On September 22, 2010, the lenders advanced U.S.$200 million to La Cima under this facility. The facility amount must be repaid in 20 equal quarterly installments of U.S.$10 million each. The final maturity date of this facility is five years from the disbursement date.

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

During fiscal 2011, 2012 and 2013, La Cima repaid U.S.$40.0 million, U.S.$40.0 million and U.S.$40.0 million, respectively.

The outstanding balance at December 31, 2013 was U.S.$70.0 million compared with U.S.$110.0 million at December 31, 2012 and U.S.$150.0 million at December 31, 2011.

U.S.$500 million Syndicated Revolving Credit Facility

On April 17, 2012, Sibanye Gold, Orogen and GFO entered into a U.S.$500 million syndicated revolving loan facility, or the Syndicated Revolving Loan Facility. The purpose of the facility was to refinance existing facilities and for general corporate and working capital purposes. The final maturity date of this facility was April 17, 2017.

The facility bore interest at LIBOR plus a margin of 1.60% per annum. Where the utilization under the facility was less than or equal to 331/3%, a utilization fee of 0.20% per annum would be payable on the amount of utilizations. Where the utilization under the facility was greater than 331/3% and less than or equal to 662/3%, a utilization fee of 0.40% per annum would be payable on the amount of utilizations. Where the utilization under the facility was greater than 662/3%, a utilization fee of 0.60% per annum would be payable on the amount of utilizations. Such utilization fee was payable quarterly in arrears. The borrowers were required to pay a quarterly commitment fee of 0.56% per annum.

The outstanding borrowings of Orogen under this facility at December 31, 2012 were U.S.$104.0 million compared with U.S.$nil million at December 31, 2011.

On February 15, 2013, this facility was refinanced by drawing down under the U.S.$1,440 million facility (as defined and detailed below). The Syndicated Revolving Credit Facility was also canceled on February 15, 2013.

Borrowings under the Syndicated Revolving Loan Facility were guaranteed by Gold Fields, Sibanye Gold, GFH, Orogen, Newshelf and GFO.

U.S.$60 million Senior Secured Revolving Credit Facility

On December 22, 2010, GF Ghana and Abosso entered into a U.S.$60 million reducing senior secured revolving credit facility, which facility became available on February 21, 2011. The available facility amount reduces annually on the anniversary date, being February 21, from U.S.$60 million to U.S.$43 million to U.S.$35 million in the last and final year, with the final maturity date being February 21, 2014. This facility is for (i) general corporate purposes, (ii) working capital purposes and/or (iii) capital expenditure purposes, including the purchase of a mining fleet.

On February 25, 2011, Abosso drew down U.S.$20.0 million under this facility and subsequently repaid the full loan of U.S.$20.0 million on various dates of which the last payment was on July 26, 2011. On November 28, 2011, GF Ghana drew down U.S.$50.0 million.

On January 30, 2012, GF Ghana repaid U.S.$7.0 million in advance of the first anniversary date of the facility becoming available. During February 2012 and March 2012, GF Ghana repaid U.S.$16.0 million and, on May 1, 2012, repaid an additional U.S.$7.0 million. On various dates during April 2012, Abosso drew down U.S.$15.0 million under the facility. On May 1, 2012, Abosso drew down an additional U.S.$8.0 million under the facility.

On August 1, 2012, GF Ghana repaid U.S.$20 million and Abosso repaid U.S.$23 million, bringing the balance outstanding under the facility to U.S.$nil million.

On May 10, 2013, Abosso drew down U.S.$20.0 million and, on August 15, 2013, an additional U.S.$15.0 million.

The outstanding borrowings for GF Ghana on December 31, 2013, December 31, 2012 and December 31, 2011 were U.S.$35.0 million, U.S.$nil million and U.S.$50.0 million, respectively.

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

Subsequent to fiscal 2013, the final maturity date of the outstanding borrowings under this facility, amounting to U.S.$35.0 million, was extended to May 21, 2014.

Other Short-Term Credit Facilities

The Group utilized uncommitted loan facilities from some of the major banks to fund the capital expenditure and working capital requirements of the South African operations.

The total draw downs for continuing operations were R18,591.8 million (U.S.$2,094.2 million) in fiscal year ended December 31, 2013 (fiscal year ended December 31, 2012: R25.0 million or U.S.$3.3 million) and for discontinued operations R230 million (U.S.$25.4 million) in fiscal year ended December 31, 2013 (fiscal year ended December 31, 2012: R1,220 million or U.S.$148.7 million).

Total repayments for continuing operations were R18,110.5 million (U.S.$2,041.8 million) in fiscal year ended December 31, 2013 (fiscal year ended December 31, 2012: R25.0 million or U.S.$2.9 million) and for discontinued operations R1,450 million (U.S.$164.0 million) in fiscal year ended December 31, 2013 (fiscal year ended December 31, 2012: U.S.$nil million).

These facilities have no fixed terms, are short-term in nature and interest rates are market related. Borrowings under these facilities are guaranteed by Gold Fields.

On February 18, 2013, the outstanding borrowings of Sibanye Gold amounting to U.S.$142.4 million (R1,220 million) were refinanced by drawing down under the Rand bridge loan facilities as detailed below.

The outstanding borrowings of Gold Fields under these facilities at December 31, 2013 were U.S.$46.5 million (December 31, 2012: U.S.$142.4 million by Sibanye Gold).

R1.0 billion Long-Term Revolving Credit Facilities

GFO and GFIJVH, or the Borrowers, entered into various revolving credit facilities with some of the major banks with three-year tenors. The purpose of the facilities is to finance capital expenditure, general corporate and working capital requirements.

The Borrowers are required to pay a commitment fee of between 1.00% and 1.05% per annum on the undrawn and uncanceled amounts of the facilities, calculated and payable semi-annually in arrears.

In summary, the facilities are:

•	a R500.0 million (U.S.$48.4 million) revolving credit facility entered into on June 19, 2013 and maturing on June 19, 2016 at JIBAR plus 2.5%, or the RMB RCF; and

•	a R500.0 million (U.S.$48.4 million) revolving credit facility entered into on December 20, 2013 and maturing on December 20, 2016 at JIBAR plus 2.75%, or the Standard Bank Facility.

Borrowings under these facilities are guaranteed by Gold Fields, GFO, GFH, Orogen and GFIJVH.

These facilities were unutilized during the year ended December 31, 2013.

Rand Long-Term Revolving Credit Facilities

Sibanye Gold and GFO entered into separate revolving credit facilities with tenors between three and five years. The purpose of the facilities was to finance capital expenditure, general corporate and working capital requirements and to refinance existing debt.

The borrowers were required to pay a commitment fee of between 0.65% and 0.90% per annum on the undrawn and uncanceled amounts of the facilities, calculated and payable either quarterly or semi-annually in arrears.

In summary, the facilities are:

•	a R1.0 billion (U.S.$96.7 million) revolving credit facility entered into on December 9, 2009 and maturing June 30, 2013 at JIBAR plus 3.00%;

•	a R500 million (U.S.$48.4 million) revolving credit facility entered into on March 8, 2010 and maturing March 10, 2013 at JIBAR plus 2.85%; and

•	a R2.0 billion (U.S.$193.4 million) revolving credit facility entered into on December 19, 2011 and maturing on December 19, 2016 at JIBAR plus 1.95%.

The outstanding borrowings of Sibanye Gold under these facilities at December 31, 2012 were R3.0 billion (U.S.$350 million) compared to Rnil (U.S.$nil) at December 31, 2011.

Borrowings under these facilities were guaranteed by Gold Fields, GF Holdings, GFO, Orogen, Newshelf and Sibanye Gold.

On February 18, 2013, the outstanding balance of R3.0 billion (U.S.$339.4 million) under these facilities was refinanced by Sibanye Gold by drawing down under the Rand Bridge Loan Facility as detailed below and canceled.

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

U.S.$1 billion Syndicated Revolving Credit Facility

On June 20, 2011, Sibanye Gold, Orogen and GFO entered into a U.S.$1 billion syndicated revolving loan facility with an option to increase this facility to U.S.$1.1 billion within six months of signing date. The option to increase the facility to U.S.$1.1 billion was not exercised. The purpose of the facility was to refinance the existing U.S.$450 million Syndicated Revolving Credit Facility, for general corporate purposes and working capital. The final maturity date of this facility was June 20, 2016.

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

Orogen’s total drawdowns were U.S.$666.0 million and U.S.$483.0 million in fiscal 2012 and fiscal 2011. Orogen’s total repayments were U.S.$666.0 million, U.S.$220 million and U.S.$263.0 million in fiscal 2013, 2012 and fiscal 2011, respectively. The outstanding borrowings under this facility at December 31, 2012 were U.S.$666.0 million compared with U.S.$220.0 million at December 31, 2011.

On February 15, 2013, this facility was refinanced by drawing down under the U.S.$1,440 million facility (defined below) as detailed below and canceled.

Borrowings under the syndicated revolving loan facility were guaranteed by Gold Fields, Sibanye Gold, GF Holdings, Orogen, Newshelf and GFO.

Rand Bridge Loan Facility

On November 28, 2012, Sibanye Gold entered into a R6.0 billion term loan and revolving credit facilities reducing to R5.0 billion as detailed below. The final maturity date of the facilities was 18 months after the Spin-off (August 18, 2014).

The purpose of the Rand Bridge Loan Facility was is to refinance Sibanye Gold’s debt as detailed above under the other Rand Long-Term Revolving Credit Facilities and the other Rand short-term credit facilities on Spin-off, with the balance of the Rand bridge loan facilities to be used to fund Sibanye Gold’s ongoing capital expenditure, working capital and general corporate expenditure requirements.

Sibanye Gold ceded all of its rights, title and interest in and to the Indemnity Agreement in favor of the lenders of the Rand bridge loan facility, jointly and severally, as security for its obligations under the facilities. Sibanye Gold must lodge and register a security package for its obligations under the facilities within six months of the Spin-off if it is not released as a guarantor under the Notes at such point in time.

The Rand bridge loan facilities bear interest at JIBAR plus a margin of 3.00% per annum for 12 months after the Spin-off and 3.50% per annum for the last six months of the facilities. If Sibanye Gold is not released as a guarantor under the Notes within six months of Spin-off, the margin will increase to 3.25% per annum for the six to 12 month period after Spin-off and 3.75% per annum for the last six months of the facilities. Sibanye Gold is required to pay a quarterly commitment fee of 35% of the applicable margin per annum calculated on the undrawn portion of the facilities.

The facility was undrawn at December 31, 2012.

On February 18, 2013, the Rand Revolving Credit Facilities and the short-term Rand credit facilities were refinanced by the drawing down of R4,570 million (U.S.$517.0 million), under this facility.

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

On July 22, 2013, the agreement was amended and Facility A was decreased to U.S.$100 million while a third U.S.$620 million revolving tranche, or Facility C, was added. Facility C matures on November 28, 2015.

Borrowings under Facility A bear interest at LIBOR plus an initial margin of 2.45% per annum, Facility B at LIBOR plus an initial margin of 2.25% per annum and borrowings under Facility C at LIBOR plus an initial margin of 2.00%. The initial margins detailed above are based on the current long term credit rating assigned to Gold Fields and could either increase or decrease depending on changes in the long term credit rating of Gold Fields.

Where the utilization under Facility B is less than or equal to 33 1/3%, a utilization fee of 0.20% per annum will be payable on the amount of utilizations. Where the utilization under Facility B is greater than 33 1/3% and less than or equal to 66 2/3%, a utilization fee of 0.40% per annum will be payable on the amount of utilizations. Where the utilization under Facility B is greater than 66 2/3%, a utilization fee of 0.60% per annum will be payable on the amount of utilizations. Such utilization fee is payable quarterly in arrears. The borrowers are required to pay a quarterly commitment fee of 0.90% per annum under Facility B on the undrawn amount.

Where the utilization under Facility C is less than or equal to 33 1/3%, a utilization fee of 0.15% per annum will be payable on the amount of utilizations. Where the utilization under Facility B is greater than 33 1/3% and less than or equal to 66 2/3%, a utilization fee of 0.30% per annum will be payable on the amount of utilizations. Where the utilization under Facility B is greater than 66 2/3%, a utilization fee of 0.45% per annum will be payable on the amount of utilizations. Such utilization fee is payable quarterly in arrears. The borrowers are required to pay a quarterly commitment fee of 0.80% per annum under Facility C on the undrawn amount.

On February 15, 2013, the U.S.$1 billion and the U.S.$500 million syndicated revolving credit facilities were refinanced by drawing down U.S.$720.0 million under this facility.

On various dates during 2013, Orogen made additional drawdowns of U.S.$173.0 million under this facility. Orogen repaid U.S.$119.5 million on December 13, 2013 under this facility.

The outstanding balance under this facility at December 31, 2013 was U.S.$773.5 million and, at December 31, 2012, U.S.$nil.

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

On March 8, 2013, each of GFO and GFIJVH drew down U.S.$37.7 million (R350 million) under this facility. On June 10, 2013 and September 10, 2013, each GFO and GFIJVH drew down an additional U.S.$17.2 million (R175.0 million) and U.S.$22.8 million (R225.0 million), respectively, under this facility. The outstanding borrowings under this facility at December 31, 2013 were U.S.$145.1 million (R1,500 million).

Borrowings under the facility are guaranteed by Gold Fields, GFO, GFH, Orogen and GFIJVH.

Contractual obligations and commitments as at December 31, 2013

	Payments due by period
	Total	Less than 12 months	12-36 months	36-60 months	After 60 months
	($ millions)
Long-term debt
Notes Issue
Capital	1,000.0	—	—	—	1,000.0
Interest	330.6	48.8	97.5	97.5	86.8
U.S.$200 million non-revolving senior secured term loan
Capital	70.0	40.0	30.0	—	—
Interest	1.5	1.2	0.3	—	—
U.S.$1,440 million term loan and revolving credit facility
Capital	773.5	—	720.0	53.5	—
Interest	42.0	20.5	20.2	1.3	—
U.S.$60 million senior secured revolving credit facility
Capital	35.0	35.0	—	—	—
Interest	0.2	0.2	—	—	—
R1,500 million Nedbank revolving credit facility
Capital	145.1	—	—	145.1	—
Interest	46.8	11.2	22.4	13.2	—
Short term rand credit facilities
Capital	46.5	46.5	—	—	—
Interest	2.7	2.7	—	—	—
Operating lease obligations—building	8.3	2.9	3.8	0.6	1.0

Other long-term obligations
Environmental obligations—undiscounted(1)	355.3	0.3	15.7	38.0	301.3

Total contractual obligations	2,857.5	209.3	909.9	349.2	1,389.1

Note:

(1)	Gold Fields makes full provision for all environmental obligations based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the balance sheet date. Management believes that the provisions made for environmental obligations are adequate to cover the expected volume of such obligations. See “—Critical Accounting Policies and Estimates—Environmental rehabilitation costs.”

	Amounts of commitments expiring by period
	Total	Less than 12 months	12-36 months	36-60 months	After 60 months
	($ millions)
Other commercial commitments
Guarantees(1)	0.1	0.1	—	—	—
Capital expenditure(2)	100.8	100.8	—	—	—

Total commercial commitments	100.9	100.9	—	—	—

Note:

(1)	Guarantees consist of numerous obligations. Guarantees consisting of U.S.$121.1 million committed to guarantee Gold Fields’ environmental obligations with respect to its West African, American and Australasian operations are fully provided for under the provision for environmental rehabilitation and are not included in the amount above.

(2)	Capital expenditure consists only of amounts committed to external suppliers, although as of December 31, 2012, an amount of U.S.$557.3 million in respect of capital expenditure had been approved by Gold Fields’ Board.

Working capital

Management believes that Gold Fields’ working capital resources, by way of internal sources and banking facilities, are sufficient to fund Gold Fields’ currently foreseeable future business requirements.

Off balance sheet items

At December 31, 2013, Gold Fields had no material off balance sheet items.

Trend and Outlook

In fiscal 2014, Gold Fields expects the trends discussed in “—Overview” to continue to have an impact on the business going forward.

The trend and outlook below are based on management accounts, which are prepared in accordance with International Financial Reporting Standards.

Gold production for the fiscal year ending December 31, 2014 is expected to be approximately 2.2 million attributable equivalent ounces. On an IFRS basis, the all-in-sustaining cost is estimated at U.S.$1,125 per ounce and total all-in cost is estimated at U.S.$1,150 per ounce (including U.S.$18 per ounce for exploration and growth projects). These estimates are based on an average exchange rate of R9.50 per U.S.$1.00 and U.S.$1.056 per A$1.00.

The above is an estimate subject to change based on a number of factors. For further information on these factors, see “Forward-looking Statements” and “Risk Factors”. The estimated financial information has not been reviewed and reported on by Gold Fields’ auditors.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors

Gold Fields’ directors and their ages and positions are:

Name	Age	Position	Term Expires(1)
Cheryl A. Carolus	55	Non-executive Chair	May 2015
Nicholas J. Holland	55	Executive Director and Chief Executive Officer	N/A
Paul A. Schmidt	46	Executive Director and Chief Financial Officer	N/A
Kofi Ansah	69	Non-executive Director	May 2014
Donald M. J. Ncube	66	Non-executive Director	May 2016
David N. Murray	69	Non-executive Director	May 2016
Gayle M. Wilson	69	Non-executive Director	May 2016
Richard P. Menell	58	Non-executive Director	May 2015
Alan R. Hill	71	Non-executive Director	May 2015

Note:

(1)	Terms expire on the date of the annual general meeting in that year.

Mamphela Ramphele resigned as a director and the Non-executive Chair with effect from February 13, 2013.

In light of the Company’s new strategic direction (including the Spin-off) and the challenges presented by the low gold price and high cost operating environment, the Board decided to reduce the number of directors from 12 to nine.

On August 21, 2013, Messrs Delfin Lazaro, Roberto Dañino and Rupert Pennant-Rea volunteered to resign as non-executive directors and agreed to step down with immediate effect. Mr. Pennant-Rea and Mr. Dañino acted as the Chairs of the Remuneration Committee and Social and Ethics Committee, respectively. Once it became clear that the Board had concluded its examination of the BEE transaction relating to South Deep, Mr. Dañino resigned as Chair of the Social and Ethics Committee. The Company greatly appreciated that each of the departing non-executive directors had sought to bring their experience and expertise to a range of matters over the time they had been with the Company. Non-executive director Donald Ncube assumed the role of Chair of the Social and Ethics Committee, while non-executive director Alan Hill took over the role of Chair of the Remuneration Committee. Mr. Hill and non-executive director Richard Menell have also been appointed as members of the Social and Ethics Committee.

Directors and Executive Officers

The Memorandum of Incorporation of Gold Fields provides that the Board must consist of no less than four and no more than 15 directors at any time. The Board currently consists of two executive directors and seven non-executive directors, all of whom are independent.

The Memorandum of Incorporation of Gold Fields provides that the longest serving one-third of directors must retire from office at each annual general meeting of Gold Fields. Retiring directors normally make themselves available for re-election and are re-elected at the annual general meeting at which they retire. The number of directors serving must at all times be less than one-half of the total number of directors in office. Gold Fields’ current executive directors are appointed to their positions as directors by contract.

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

•

a director may not vote as a director to determine his own compensation. The shareholders in a general meeting determine the fees for non-executive directors from time to time. Any additional compensation, including compensation for additional services performed by the director for Gold Fields’ business or for other positions in Gold Fields or its subsidiaries, must be determined by a quorum of directors whose compensation would not be affected by the decision; and

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

Executive Directors

Nicholas J. Holland BCom, BAcc, Witwatersrand; CA (SA)

Executive Director and Chief Executive Officer. Mr. Holland has been an Executive Director of Gold Fields since April 14, 1998 and became Chief Executive Officer on May 1, 2008. He served as Executive Director of Finance from April 1998. On April 15, 2002, his title changed to Chief Financial Officer until April 30, 2008. Mr. Holland has more than 30 years’ experience in financial management and over 24 years of experience in the mining industry. Prior to joining Gold Fields, he was Financial Director and Senior Manager of Corporate Finance of Gencor Limited and a Director of Rand Refinery from July 12, 2000 until September 30, 2008. He remained an alternate director until February 2013.

Paul A. Schmidt BCom, Witwatersrand; BCompt (Hons), UNISA; CA (SA)

Executive Director and Chief Financial Officer. Mr. Schmidt was appointed Chief Financial Officer on January 1, 2009 and joined the Board on November 6, 2009. Prior to this, Mr. Schmidt was acting Chief Financial Officer from May 1, 2008. Prior to this appointment, Mr Schmidt was financial controller for Gold Fields from April 1, 2003. He has more than 18 years’ experience in the mining industry. Mr. Schmidt holds no other directorships.

Non-executive Directors

Cheryl A. Carolus BA Law; Bachelor of Education, University of the Western Cape

Chair of the Board. Ms. Carolus has been a director of Gold Fields since March 10, 2009. She was appointed Non-executive Chair effective February 14, 2013. Ms. Carolus is an Executive Chairperson of Peotona Group Holdings, which has diverse interests in mining. In 2009, she was appointed Chairperson of the Board of South African Airways and served on a number of listed and unlisted companies. Ms. Carolus has previously held senior leadership positions in the liberation movement in South Africa and in the ANC. She has served as Deputy Secretary General under Nelson Mandela, and helped to negotiate the new South African constitution and coordinate the drafting of post-apartheid ANC policy. She served as South Africa’s High Commissioner to the United Kingdom from 1998 to 2001 and was the CEO of SA Tourism from 2001 to 2004. She was Chairperson of South African National Parks Board for six years and currently serves on the boards of other public and private companies, including the World Wildlife Fund, Investec Limited, Investec plc and De Beers Consolidated Mines Ltd. She also works with NGOs focused on young people at risk and conflict prevention. She was awarded an honorary doctorate in law from the University of Cape Town in 2004 for her contribution to freedom and human rights. She was awarded the French National Order of Merit by Elisabeth Barbier, the French Ambassador to South Africa, on March 8, 2014.

Kofi Ansah BSc (Mechanical Engineering) UST Ghana; MSc (Metallurgy) Georgia Institute of Technology, United States of America

Mr. Ansah was appointed a Director of Gold Fields in April 2004. He is a Director of Ecobank (Ghana) Limited.

Donald M. J. Ncube BA Economics and Political Science, Fort Hare University; Post Graduate Diploma in Labor Relations, Strathclyde University, Scotland; Graduate MSc Manpower Studies, University of Manchester, United Kingdom, Diploma in Financial Management; Honorary Doctorate in Commerce, University of Transkei

Mr. Ncube was appointed a Director of Gold Fields on February 15, 2006. Previously, he was an alternate Director of Anglo American Industrial Corporation Limited and Anglo American Corporation of South Africa Limited, a Director of AngloGold Ashanti Limited, as well as Non-Executive Chairman of South African Airways. He is currently the Executive Chairman of Badimo Gas (Pty) Ltd and the Managing Director of Vula Mining Supplies (Pty) Ltd.

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

Richard P. Menell BA (Hons), MA (Natural Sciences, Geology), Trinity College, Cambridge, United Kingdom; M.Sc. (Mineral Exploration and Management), Stanford University, California, United States of America

Mr. Menell has been a Director of Gold Fields since October 8, 2008. He has over 35 years’ experience in the mining industry. Previously, he has been the President and Member of the Chamber of Mines of

South Africa, President and Chief Executive Officer of TEAL Exploration & Mining Inc., Chairman of Anglovaal Mining Limited and Avgold Limited, Chairman of Bateman Engineering, Deputy Chairman of Harmony Gold Limited and African Rainbow Minerals and Executive Chairman of Anglovaal Mining Limited and Avgold Limited. He is currently a director of Weir Group Plc and Senior Advisor to Credit Suisse Securities Johannesburg, a director of Rockwell Diamonds Inc., the National Business Initiative and the Tourism Enterprise Partnership. Mr. Menell is a Trustee of Brand South Africa and a Council Member of Business Leadership South Africa. He is also Chairman of the City Year South Africa Citizen Service Organization, the Carrick Foundation and the Palaeontological Scientific Trust. Mr. Menell became a director of Sibanye Gold with effect from January 1, 2013.

Alan R. Hill B.Sc (Hons), M. Phil (Rock Mechanics), Leeds University, United Kingdom

Mr Hill joined the Board on August 21, 2009. From 2004 to 2007, Mr Hill was the non-executive chairman of Alamos Gold Limited and, from 2005 to 2009, he held the position of President and CEO of Gabriel Resources Limited. Both companies are involved in gold exploration and development. Mr Hill’s mining career started on the Zambian Copperbelt, following which he joined Noranda, Inc. where he managed gold and nickel mines. He worked as a consultant for a short period, before joining Camflo Mines in 1981, which merged with Barrick Gold in 1984. Mr Hill joined Barrick as part of the merger and spent 19 years with Barrick and was instrumental in its considerable growth, having played a pivotal role in its various merger and acquisition initiatives through the years. He retired from Barrick in 2003 as its Executive Vice President, Development. He was appointed the Executive Chairman of Teranga Gold Corporation in September 2012, having been the Chairman and CEO since it was founded in October 2010. Mr. Hill will transition to Non-Executive Chairman of Teranga Gold Corporation effective April 30, 2014.
Former Non-executive Directors

Roberto Dañino LLM, Harvard Law School; Bachelor of Law and Attorney, Pontificia Universidad Católica del Perú

Mr. Dañino was a director of Gold Fields from March 10, 2009 to August 21, 2013. He served as Prime Minister of Peru from 2001 to 2002 and Ambassador of Peru to the United States from 2002 to 2003. From 2003 to 2006, Mr. Dañino was the Senior Vice President and General Counsel of the World Bank Group, as well as Secretary General of the International Centre for Settlement of Investment Disputes. He was also the founding General Counsel of the Inter-American Investment Corporation, the private sector affiliate of the Inter-American Development Bank. Mr. Dañino sits on various corporate and non-profit boards, both in Peru and the United States, including La Cima in Peru. Mr. Dañino is a Peruvian lawyer who has practiced for over 30 years as a partner of leading law firms in Lima and Washington, DC. Mr. Dañino is currently the Deputy Chairman of the Board of Hochschild Mining Plc and Chairman of the Board of Fosfatos del Pacifico S.A. Mr. Dañino resigned as a non-executive director on August 31, 2013.

Delfin L. Lazaro BS Metallurgical Engineering, University of Philippines, MBA, Harvard Graduate School of Business

Mr. Lazaro was appointed a director of Gold Fields on June 1, 2011. He also serves on the Board of Ayala Corporation, The Insular Life Assurance Company Ltd. and Manila Water Company, Inc., amongst other companies. He served as the President and CEO of Globe Telecom from 1996 to 1998. Prior to this, he was head of the Philippines Department of Energy and served as the Chairman of various entities from 1992 to 1994. He started his working career at Benguet Corporation in 1975 as a Treasurer and held various other positions in the organization until he was appointed Vice Chairman; he served in this role from 1989 to 1992. Mr. Lazaro resigned as a non-executive director on August 31, 2013.

Rupert L. Pennant-Rea BA, Trinity College, Dublin, Ireland; MA, University of Manchester, United Kingdom

Mr. Pennant-Rea has been a Director of Gold Fields since July 1, 2002. He is Chairman of Henderson Group Plc and The Economist Newspaper Limited and is a Director of Hochschild Mining Plc, Go-Ahead Group, Times Newspaper Holdings Limited and a number of other companies. Previously, Mr. Pennant-Rea was editor of The Economist and Deputy Governor of the Bank of England. Mr. Pennant-Rea resigned as a non-executive director on August 31, 2013.

Mamphela A. Ramphele MBCHB, University of Natal; PhD in Social Anthropology, University of South Africa; BCom Admin University of South Africa; Diploma in Tropical Health and Hygiene and Diploma in Public Health, University of Witwatersrand

Dr. Ramphele was appointed non-executive Deputy Chair of the Board of Gold Fields on July 1, 2010 and was appointed Chair on November 2, 2010. She is the Founder of Letsema Circle, a Cape Town based specialist Transformation Advisory Company in both the public and private sector, as well as The Citizen Movement, an organization which encourages South African citizens to become active participants in entrenching the country’s constitutional democracy. Dr. Ramphele is a director of Remgro, Technology Innovation Agency and Edu-Loan. She previously served as a director of Anglo American Plc and Medi-Clinic and was the Managing Director of the World Bank from May 2000 to July 2004, with responsibility for human development activities and the World Bank Institute, which provides training and learning for both staff and clients. Dr. Ramphele served as Co-Chair on the Global Commission for International Migration (GCIM) between 2004 and 2005. Prior to joining the World Bank, she was Vice-Chancellor of the University of Cape Town, a post she took up in 1996, having joined the university as a research fellow in 1986. Dr. Ramphele resigned from the Board with effect from February 13, 2013.

Executive Officers

Richard M. Weston (62) FAIMM, CPEng, IEA. MSc Mining Geomechanics, UNSW; GDM, UCQ; BE (Civil), Sydney University

Executive Vice President: Head of Australasia. Mr. Weston was appointed to the position of Executive Vice President, Head of Australasia on May 1, 2010. He was formerly Senior Vice-President, Operations for Coeur d’Alene Mines Corporation, a gold and silver mining company based in Idaho in the United States. Before joining Coeur, he led the site team responsible for the development of Barrick Australia’s Cowal gold project and, prior to that, he headed operations at Rio Tinto Australia’s ERA Ranger and Jabiluka uranium mines in the Northern Territory.

Naseem A. Chohan (53) BE (Electronic), University of Limerick

Senior Vice President: Sustainable Development. Mr. Chohan was appointed to the position of Senior Vice President: Sustainable Development on September 13, 2010. Mr. Chohan was previously self-employed as a consultant to various companies and, prior to that, spent 25 years at De Beers. When he left DeBeers in 2009, he was acting as Group Consultant, Sustainability and ECOHS (Environment, Community, Occupational Health and Hygiene and Safety).

Jan W. Jacobsz (52) BA, University of Johannesburg (previously Rand Afrikaans University)

Senior Vice President: Investor Relations and Corporate Affairs. Mr. Jacobsz was appointed Senior Vice President: Investor Relations & Corporate Affairs, as well as a member of the Group executive committee, on April 15, 2002. In addition Mr. Jacobsz held the portfolio of Group Sustainable Development from 2002 to 2005. Prior to that, Mr. Jacobsz was Senior Manager: Investor Relations & Corporate Affairs; Program Manager of Gold Fields’ Group Transformation Program at Gold Fields of South Africa Limited, and Administrator of the Gold Fields Foundation.

Kgabo F. L. Moabelo (43) B.Admin (Honors) in Industrial Psychology, University of South Africa, MSc in Engineering Business Management, University of Warwick

Managing Executive: South Africa. Mr. Kgabo Moabelo was appointed Managing Executive: South Africa effective March 1, 2013. Prior to that, Mr. Moabelo had served as Executive Vice President, People and Organizational Effectiveness since August 1, 2011 after having joined Gold Fields on October 1, 2010 as Senior Vice President, Human Resources. Before joining Gold Fields, he was the HR Director for Africa and Levant at Cisco Systems, the IT Group from 2008 to 2010. Prior to Cisco Systems, he was the Human Resources Director for Standard Bank overseeing the Global Personal and Business Banking, Credit and Support Services from 2005 to 2008. Mr Moabelo has extensive HR experience within the mining and energy industries, having also worked for Anglo Platinum between 1992 and 2005 and Eskom, respectively.

Alfred Baku (47) MSc (Mining Engineering), University of Mines and Technology, Statutory Mines Manager certificate, Ghana Mines Department of Minerals Commission, Executive Education, University of Virginia, Darden School of Business, USA and member of the Australian Institute of Mining Metallurgy (AusIMM)

Executive Vice President: West Africa. Mr. Baku was appointed Executive Vice President: West Africa effective March 1, 2013. Prior to this appointment, Mr. Baku was Senior Vice President for Gold Fields West Africa since August 1, 2013. He was the Vice President: Operations for Gold Fields Ghana from July 1, 2011 until August 1, 2013. In 2008, he became the first Ghanaian to be appointed the General Manager of Damang Operations and subsequently the Tarkwa mine’s General Manager in 2010.

Lee-Ann N. Samuel (36) BA Psychology and Honors Political Science, University of Johannesburg, Global Remuneration Practitioner (GRP), WorldatWork, USA

Executive Vice President: People and Organizational Effectiveness. Mrs. Samuel joined Gold Fields in 2009 as Vice President, Group Remuneration and Employee Benefits, and, effective March 1, 2013, she was promoted to Executive Vice President: People and Organizational Effectiveness. Lee-Ann has 14 years of Human Resources experience in financial services, mining and telecommunications. Prior to joining Gold Fields, Mrs. Samuel worked as Head of People Development at Telkom Media, a subsidiary of Telkom, for three years. Her overall responsibility is to provide strategic direction for the Human Resources discipline at Gold Fields, including the development of Human Resource policies to ensure alignment with the strategy for the Group, as well as external trends and demands impacting on HR.

Ernesto Balarezo (46) MSc Industrial Management, BSc Industrial Engineering, Texas A&M University, Management Studies, Wharton School of Business, Management Studies, Harvard University

Executive Vice President: America. Mr. Balarezo joined Gold Fields effective March 11, 2013 as Executive Vice President: America. He has 21 years of professional experience at industrial and mining companies with a focus on finance and operations. Prior to joining Gold Fields, Mr. Balarezo was the Vice-President: Operations of Hochschild Mining plc, or Hochschild. In this capacity, he was responsible for overseeing the Hochschild group’s six silver and gold mining operations in Peru, Argentina and Mexico, as well as its growth projects. He had 9,000 employees under his management. He joined Hochschild in 2007 as General Manager of the Mexican operation before being promoted to General Manager for Peru in 2008 and Vice President of Operations in 2010. Prior to Hochschild, Ernesto worked at other subsidiaries of the Hochschild group since 1997, including at Hochschild’s cement subsidiary, Cementos Pacasmayo, as deputy CEO.

Brett J. Mattison (35) BComm (Hons) Law, Accounting, University of Stellenbosch, Masters in Law, Higher Tax Diploma, University of Johannesburg, Exec. MBA (PLD), Harvard Business School

Executive Vice-President: Strategy, Planning and Corporate Development. Mr. Mattison was appointed Executive Vice-President: Strategy, Planning and Corporate Development effective March 1, 2013. He began his career with Gold Fields in 2001 as part of the Global Legal team providing commercial, legal and tax structuring advice in relation to various global transactions. He subsequently joined the Corporate Development team in 2005 where he worked for six years until 2010. In late 2010, Mr. Mattison was appointed as the Country

Manager of the Philippines tasked with the mandate of setting up Gold Fields’ activities in the Philippines. Most recently, he has been in the role of Vice President of Special Projects tasked with setting out the groundwork for the Gold Fields strategy sessions.

Taryn L. Harmse (41) BCom LLB, University of Johannesburg, Advanced Corporate Law I & II Certificate, University of Witwatersrand

Acting Executive Vice-President: General Counsel and Company Secretary. Ms. Harmse was appointed Acting Executive Vice-President on February 17, 2014. Ms. Harmse has been appointed Executive Vice-President: General Counsel with effect from May 1, 2014 and will continue as Company Secretary until a replacement is appointed. Ms. Harmse was appointed as Assistant General Counsel on June 1, 2013 and Company Secretary on August 1, 2013. She was formerly Vice President, Group Legal. Before joining Gold Fields, Ms. Harmse was an Associate with Linklaters LLP in London, having completed her articles at Hofmeyr Herbstein Gihwala (now DLA Cliffe Dekker Hofmeyr). She was admitted as an attorney to the High Court of South Africa in 2000.

Former Executive Officers

Michael D. Fleischer (53) BProc, University of Witwatersrand

Admitted as attorney of the High Court of South Africa in 1991, Advanced Taxation Certificate, University of South Africa. Executive Vice President, General Counsel. Mr. Fleischer was appointed to his current position of Executive Vice President, General Counsel on November 1, 2006. Prior to his appointment, Mr. Fleischer was a partner in the corporate services department at Webber Wentzel, one of the leading South African law firms. Mr. Fleischer has a wide range of experience in mergers and acquisitions, commercial transactions, mining law and stock exchange transactions. In 2005, he was ranked as one of South Africa’s leading commercial lawyers by Chambers Global. Mr Fleischer resigned from Gold Fields effective January 31, 2014.

Tommy D. McKeith (50) BSc Hons (Geology), GDE (Mining) and MBA, University of the Witwatersrand (South Africa)

Executive Vice President and Head of Growth and International Projects. Mr. McKeith was appointed Executive Vice President, Head of Growth and International Projects on July 1, 2011. Prior to this, he served as Executive Vice President, Head of Exploration and Business Development since October 1, 2007. Prior to rejoining Gold Fields in October 2007, he served as Chief Executive Officer for Troy Resources NL. From August 2004 until January 2006, he was Vice President of Business Development at Gold Fields. Before joining Troy, he worked for over 17 years with Gold Fields and its predecessors in various mine geology, exploration and business development positions. Mr. McKeith has 20 years of experience in business development, mining and exploration geology in the international mining sector. He is a Fellow of the AusIMM and SEG. Mr. McKeith resigned from Gold Fields effective September 30, 2013.

Peet van Schalkwyk (50) BSc (GeoChem), University of Potchefstroom; Diploma in Industrial Relations

Executive Vice President: Head of Operations—West Africa. Mr. van Schalkwyk was appointed Executive Vice President: Head of Operations—West Africa on September 19, 2011, a scope which was subsequently expanded to include operations in West Africa and Eurasia. Prior to his appointment, Mr. van Schalkwyk was the General Manager of Alamos Gold Incorporated since March 2010. Prior to that, he was General Manager at both Tarkwa and Damang (from April 2007 to March 2010). Before joining Gold Fields, Mr. van Schalkwyk held various positions with AngloGold Ashanti Ltd, Harmony Gold Mining Co. Ltd. and Anglo American Corporation. Mr. van Schalkwyk resigned from Gold Fields effective May 31, 2013.

James W. D. Dowsley (56) BSc (Mining Engineering), Witwatersrand

Senior Vice President: Corporate Development. Mr. Dowsley was General Manager of Corporate Development at Gold Fields since March 1998. On April 15, 2002, Mr. Dowsley’s title changed to Senior Vice

President: Corporate Development. Prior to his appointment as General Manager of Corporate Development, Mr. Dowsley served as General Manager of New Business, and also as Manager of the Mineral Economics Division of Gold Fields of South Africa Limited. Mr. Dowsley retired from Gold Fields with effect from May 31, 2013.

Timothy W. Rowland (53) BSc Hons Geology; MSc Mineral Exploration; GDE Mining Engineering; Pr.Sci.Nat.; FSAIMM; FGSSA; GASA

Vice President: Group Head of Mineral Resource Management and Planning. Mr. Rowland has 26 years of mining industry experience and, prior to his appointment as Executive Vice President, Group Technical Services, he had been acting Executive Vice-President and Head of the South Africa region since October 16, 2010. Mr. Rowland received his BSc (Hons) Geology at the University of Nottingham, UK, in 1982. In 1984, he received his MSc in Mining Geology and Mineral Exploration—Postgraduate at the University of Leicester, UK. During the period of 1986-2002, he worked at various Anglo American and AngloGold Ashanti Gold Operations and at the AAC Head Office as Technical Assistant, working mainly in the areas of Mine and Exploration Geology, Business Development, Mineral Resource Management and global merger and acquisition due diligences, before joining Gold Fields Limited, Kloof Division as Manager: Mineral Resources and Mine Planning, in July 2002. He was then appointed to Head Office as Group Senior Consultant: Mineral Resources and Mine Planning in 2004, where he was responsible for Mineral Resource Management in Gold Fields and specifically held the position of Group Competent Person for the Mineral Resource and Reserve Reporting process compliance and governance. In October 2008, Mr. Rowland was appointed as Vice President and Head of the Gold Fields Technical Division for the South African region. He was appointed Vice President: Group Head of Mineral Resource Management and Planning on June 1, 2013, however he retired from his role as a prescribed officer on May 30, 2013.

Board of Directors’ Committees

In order to ensure good corporate governance, the Board has formed an Audit Committee, a Remuneration Committee, a Nominating and Governance Committee, a Safety, Health and Sustainable Development Committee, a Capital Projects Control and Review Committee and a Social & Ethics Committee. All the committees are composed exclusively of Non-executive Directors. All committees are chaired by an independent Non-executive Director. The remuneration of Non-executive Directors for their service on the various committees has been approved by the shareholders.

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

Alan R. Hill (chair)

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

Kofi Ansah

Donald M.J. Ncube

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

Donald M. J. Ncube (chair)

Cheryl A. Carolus

David N. Murray

Gayle M. Wilson

Richard P. Menell

Alan R. Hill

Executive Committee

Gold Fields’ Executive Committee meets on a regular basis to discuss and make decisions on strategic and operating issues facing Gold Fields. The current composition of the Executive Committee is as follows:

Nicholas J. Holland	Chief Executive Officer

Paul A. Schmidt	Chief Financial Officer

Brett J. Mattison	Executive Vice President: Strategy, Planning and Corporate Development

Kgabo F. L. Moabelo	Managing Executive: South Africa

Alfred Baku	Executive Vice President: West Africa

Ernesto Balarezo	Executive Vice President: Americas

Jan W. Jacobsz	Senior Vice President: Investor Relations and Corporate Affairs

Richard M. Weston	Executive Vice President: Australasia

Naseem A. Chohan	Senior Vice President: Sustainable Development

Lee-Ann N. Samuel	Executive Vice President: People and Organizational Effectiveness

Taryn L. Harmse	Acting Executive Vice President: General Counsel & Company Secretary

Regional Executive Management Committees

Each of Gold Fields’ four operating regions (South Africa, Australasia, West Africa and South America) has a Regional Executive Management Committee.

South African Regional Executive Management Committee composition(1):

Kgabo Moabelo	Managing Executive: South Africa

Garry Mills	General Manager: South Deep

Shokie Bopape	Vice President: Legal and Compliance

Goitsemang Huma	Vice President: Stakeholder Relations

Remmy Kawala	Vice President: Finance and Business Analytics

Conrad Mtshali	Vice President: Human Resources

Kevin Robertson	Vice President: Technical Service

Note:

(1)	Prior to the Spin-off, Peter L. Turner was Executive Vice President, Head of South African Region, Koos Barnard was Senior Vice President and Head of KDC, Reg Naidoo was Vice President and Head of Finance—South Africa Region, Ben Haumann was Vice President and Head of Beatrix, Morapedi Mutloane was Vice President and Head of Human Resources—South Africa Region. Paddy Govender was Vice President and Head of Commercial Services, Stuart Allan was Vice President and Head of the South Deep Capital Project, Philip Jacobs was Vice President and Head of Sustainable Development—South Africa Region and Karel Opperman was Vice President and Head of Engineering—South Africa Region.

Australasian Regional Executive Management Committee composition:

Richard Weston	Executive Vice President: Australasia Region

Graham Ovens	General Manager: St. Ives

Jason Sander	General Manager: Agnew

Wimpie Du Toit	Vice President and Head of Human Resources: Australasia

Alex Munt	Vice President and Head of Finance: Australasia

Philip Woodhouse	Vice President and Head of Sustainable Development: Australasia

Stuart Mathews	General Manager: Granny Smith

Andrew Bywater	General Manager: Darlot

Mike Nelson	Vice President: Operational Support

Craig Feebrey	Vice President: Exploration

Kelly Carter	Head of Legal: Australasia Region

West Africa Regional Executive Management Committee composition:

Alfred Baku	Executive Vice President: Head of West Africa

Lindley Witbooi	Vice President and Head of Finance: West Africa

Mubashir Dari	Vice President and Head of Human Resources: West Africa

Balaji Subrahmanyan	Regional Head of Mining

David Johnson	Stakeholder Relations Manager

Michiel van der Merwe	General Manager: Tarkwa

Marcus Brewster	General Manager: Damang

Robert Siaw	Sustainable Development Manager

Serge Ntiema	Head of Exploration

Vernon Reinders	Head of Supply Chain

Michael Akafia	Manager: Legal and Company Secretary

Americas Regional Executive Management Committee composition:

Ernesto Balarezo	Executive Vice President: The Americas

Manuel Diaz	Vice President: Operations

Alberto Cardenas	Vice President: Head of Business Development

Jorge Redhead	Vice President: Head of Finance

Miguel Inchaustegui	Vice President: Head of Corporate Affairs

Veronica Valderrama	Vice President: Head of Human Resources

Juan Jose Granda	Vice President: Head of Legal

Nate Brewer	Vice President: Head of Exploration

Gonzalo Eyzaguirre	General Manager: Cerro Corona

Compensation of Directors and Senior Management

During the fiscal year ended December 31, 2013, the aggregate compensation paid or payable to directors and senior management of Gold Fields as a group was approximately R207.3 million, including all salaries, fees, bonuses and contributions during such period to provide pension, retirement or similar benefits for directors and senior management of Gold Fields, of which R6.9 million was due to pension scheme contributions and life insurance, R106.1 million was due to bonus and performance-related share payments, R3.2 million was expenses, R73.5 million was due to salary payments and R17.7 million was due to severance payments.

The following table presents information regarding the compensation paid by Gold Fields for the year ended December 31, 2013 to its directors and executive officers:

	Directors’ fees	Committee fees	Salary(1)	Annual Bonus(2)	Pre-tax Share Proceeds for shares awarded in previous years	Severance	Pension Scheme Contribution	Sundry	Total for fiscal 2013(3)	Total for fiscal 2012
	(Rand thousand)
Executive Directors
Nicholas J. Holland	—	—	9,745	—	13,037	—	1,629	535	24,946	45,332
Paul A. Schmidt	—	—	5,351	5,823	4,322	—	641	249	16,386	19,960

Executive Officers
Naseem A. Chohan	—	—	2,483	2,183	549	—	394	28	5,637	4,427
Zakira Amra(4)	—	—	—	—	—	—	—	—	—	2,378
James W. D. Dowsley(5)	—	—	1,291	1,224	4,569	—	323	92	7,499	11,288
Michael D. Fleischer(6)	—	—	4,679	4,497	4,246	—	750	40	14,212	18,113
Juan L. Kruger(7)	—	—	1,163	1,120	3,261	—	216	—	5,760	16,850
Ernesto Balazero(8)	—	—	4,477	13,089	—	—	443	—	18,009	—
Tommy McKeith(9)	—	—	6,062	—	3,970	11,951	174	—	22,157	19,370
Kgabo F. L. Moabelo	—	—	3,878	2,575	738	—	529	22	7,742	7,389
Timothy W. Rowland(10)	—	—	1,318	—	2,303	—	251	30	3,902	11,426
Peet van Schalkwyk(11)	—	—	2,600	—	2,742	5,780	—	3	11,125	7,711
Peter Turner(12)	—	—	382	—	5,789	—	67	—	6,238	13,745
Richard M. Weston	—	—	6,536	5,758	2,126	—	215	—	14,635	9,044
Jan W. Jacobsz	—	—	4,111	3,535	2,913	—	—	1,431	11,990	8,978
Lee Ann Samuel(13)	—	—	2,250	2,301	520	—	250	1	5,322	—
Brett Matisson(14)	—	—	1,896	4,263	1,149	—	217	15	7,540	—
Alfred Baku(15)	—	—	2,200	3,273	1,560	—	506	—	7,539	—
Taryn Harmse(16)	—	—	1,120	1,395	563	—	280	33	3,391	—

Non-executive Directors
Kofi Ansah	793	224	—	—	—	—	—	—	1,017	1,382
Cheryl A. Carolus(17)	2,145	19	—	—	225	—	—	14	2,403	865
Roberto Dañino(18)	529	267	—	—	—	—	—	292	1,088	1,534
Alan R. Hill	793	236	—	—	—	—	—	184	1,213	865
Richard P. Menell	793	438	—	—	226	—	—	74	1,531	1,176
David N. Murray	793	401	—	—	—	—	—	131	1,325	1,540
Donald M. J. Ncube	793	357	—	—	—	—	—	—	1,150	1,420
Mamphela A. Ramphele(19)	403	—	—	—	—	—	—	—	403	2,292
Rupert L. Pennant-Rea(18)	529	367	—	—	218	—	—	—	1,114	1,271
Gayle M. Wilson	793	623	—	—	—	—	—	—	1,416	1,872
Delfin L. Lazaro(18)	529	75	—	—	—	—	—	14	618	865
Matthews S. Moloko(20)	—	—	—	—	—	—	—	—	—	900

Total	8,893	3,007	61,542	51,036	55,026	17,731	6,885	3,188	207,308	211,993

Note:

(1)	The total U.S. dollar amounts paid for fiscal 2013 were as follows: Nicholas J. Holland $336,300, Paul A. Schimidt $90,300, Michael D. Fleischer $77,303 and Peet van Schalkwyk $272,924.
(2)	The annual bonus accruals for fiscal 2013, paid in February 2014.
(3)	These amounts reflect the full directors’ emoluments in Rand for comparative purposes. The portion of executive directors’ emoluments payable in U.S. dollars is paid in terms of agreements with the offshore subsidiaries for work done by directors offshore for offshore companies.
(4)	Resigned on May 31, 2012.
(5)	Retired May 31, 2013. Share proceeds for a 12-month period are included in 2013 remuneration.
(6)	Resigned January 31, 2014. In accordance with his employment contract, a total severance package of R5.3 million was paid on February 28, 2014.
(7)	Resigned March 17, 2013. Share proceeds for a 12-month period are included in 2013 remuneration.

(8)	Appointed as a executive officer on March 11, 2013. Annual remuneration includes a sign-on bonus of R6.9 million and Utilidades (per Peruvian legislation) of R6.1 million.
(9)	Resigned September 30, 2013.
(10)	Executive officer until May 30, 2013. Share proceeds for a 12-month period are included in 2013 remuneration.
(11)	Resigned May 31, 2013. Includes shares traded after separation.
(12)	Transferred to Sibanye Gold on February 1, 2013.
(13)	Appointed as a executive officer on March 1, 2013. Share proceeds for a 12-month period are included in 2013 remuneration.
(14)	Appointed as a executive officer on May 1, 2013. Share proceeds for a 12-month period are included in 2013 remuneration.
(15)	Appointed as a executive officer on August 1, 2013. Share proceeds for a 12-month period are included in 2013 remuneration.
(16)	Appointed as a executive officer on June 1, 2013. Share proceeds for a 12-month period are included in 2013 remuneration.
(17)	Elected Chair of the Board on February 13, 2013.
(18)	Resigned as non-executive director on August 31, 2013.
(19)	Resigned as Chair of the Board and as a non-executive director on February 13, 2013.
(20)	Resigned as a non-executive director on December 31, 2012.

Share options and restricted shares outstanding and held by directors, former directors, executive officers and former executive officers as of December 31, 2013 were, to the knowledge of Gold Fields’ management, as follows:

Name	Options to purchase ordinary shares	Share Appreciation Rights (SARS)	Restricted Shares	Option/ SARS exercise price	Spin-off Adjustment(1)	Adjusted Exercise Price(1)	Expiration/ Settlement Date(2)
	(Rand)
Executive Directors
Nicholas J. Holland	—	49,000	—	109.66	7,383	95.31	June 4, 2015
	—	59,000	—	89.76	6,045	75.89	April 17, 2016
	—	38,250	—	119.15	5,762	103.55	March 1, 2017
	—	—	52,500	—	7,908	—	June 1, 2014
	—	—	116,415	—	17,536	—	June 1, 2015
	—	—	187,498	—	—	—	June 1, 2016
	—	—	36,951	—	—	—	December 1, 2014
Paul A. Schmidt	—	6,300	—	107.59	949	93.51	June 5, 2014
	—	9,450	—	103.99	1,326	90.12	September 4, 2014
	—	14,390	—	109.66	2,168	95.31	June 4, 2015
	—	8,220	—	103.78	1,173	89.91	September 3, 2015
	—	22,350	—	89.76	2,290	75.89	April 17, 2016
	—	25,800	—	119.15	3,886	103.55	March 1, 2017
	—	—	32,600	—	4,910	—	June 1, 2014
	—	—	43,743	—	6,589	—	June 1, 2015
	—	—	15,677	—	—	—	December 1, 2014
	—	—	69,326	—	—	—	June 1, 2016
Executive Officers
Michael D. Fleischer	—	15,900	—	107.59	2,396	93.51	June 5, 2014
	—	15,900	—	103.99	2,231	90.12	September 4, 2014
	—	20,400	—	109.66	3,073	95.31	March 2, 2015
	—	22,350	—	89.76	2,290	75.89	April 17, 2016
	—	18,225	—	119.15	2,744	103.55	March 1, 2017
	—	—	20,850	—	3,140	—	June 1, 2014
	—	—	36,390	—	5,481	—	June 1, 2015
	—	—	13,069	—	—	—	December 1, 2014
	—	—	57,621	—	—	—	June 1, 2016

Name	Options to purchase ordinary shares	Share Appreciation Rights (SARS)	Restricted Shares	Option/ SARS exercise price	Spin-off Adjustment(1)	Adjusted Exercise Price(1)	Expiration/ Settlement Date(2)
	(Rand)
Richard M. Weston	—	10,840	—	101.48	1,493	87.61	June 1, 2016
	—	18,225	—	119.15	2,744	103.55	March 1, 2017
	—	—	20,850	—	3,140	—	June 1, 2014
	—	—	36,195	—	5,452	—	June 1, 2015
	—	—	26,783	—	—	—	December 1, 2014
	—	—	62,466	—	—	—	June 1, 2016
Naseem A. Chohan	—	4,130	—	118.35	622	102.86	December 1, 2016
	—	12,975	—	119.15	1,954	103.55	March 1, 2017
	—	—	13,275	—	1,998	—	June 1, 2014
	—	—	16,961	—	2,554	—	June 1, 2015
	—	—	26,452	—	—	—	June 1, 2016
	—	—	6,123	—	—	—	December 1, 2014
Kgabo F.L. Moabelo	—	3,440	—	118.35	518	102.86	December 1, 2016
	—	12,975	—	119.15	1,954	103.55	March 1, 2017
	—	—	13,275	—	1,998	—	June 1, 2014
	—	4,156	—	114.64	626	99.63	September 1, 2017
	—	—	5,643	—	850	—	December 1, 2014
	—	—	27,188	—	4,095	—	June 1, 2015
	—	—	10,677	—	—	—	December 1, 2014
	—	—	64,537	—	—	—	June 1, 2016
Jan W. Jacobsz	—	18,000	—	89.76	1,844	75.89	April 17, 2016
	—	12,975	—	119.15	1,957	103.55	March 1, 2017
	—	9,950	—	109.66	1,499	95.31	May 26, 2015
	—	—	13,275	—	1,998	—	June 1, 2014
	—	—	5,448	—	820	—	June1, 2015
	—	—	19,173	—	2,888	—	December 1, 2015
	—	—	8,042	—	—	—	December 1, 2014
	—	—	39,276	—	—	—	June 1, 2016
Lee-Ann Samuel	—	3,333	—	—	502	—	June 1, 2017
	—	—	2,925	—	440	—	June 1, 2014
	—	—	250	—	37	—	September 1, 2014
	—	—	39,113	—	—	—	June 1, 2016
	—	—	11,540	—	1,738	—	June 1, 2015
	—	—	3,399	—	—	—	December 1, 2014
Brett Mattison	—	10,200	—	—	1,536	103.55	March 1, 2017
	—	7,250	—	—	1,092	93.51	April 14, 2014
	—	7,130	—	—	1,074	95.31	April 13, 2015
	—	12,800	—	—	1,311	75.89	April 17, 2016
	—	—	5,800	—	872	—	June 1, 2014
	—	—	30,601	—	—	—	June 1, 2016
	—	—	13,991	—	2,095	—	June 1, 2015
	—	—	3,488	—	—	—	December 1, 2014
Alfred Baku	—	4,730	—	—	712	95.31	March 2, 2015
	—	2,900	—	—	437	93.51	March 3, 2014
	—	7,013	—	—	1,056	103.55	March 1, 2017
	—	8,775	—	—	899	75.89	March 1, 2016
	—	—	5,550	—	836	—	June 1, 2014
	—	—	17,559	—	—	—	June 1, 2016
	—	—	15,429	—	2,324	—	June 1, 2015
	—	—	6,727	—	—	—	December 1, 2014

Name	Options to purchase ordinary shares	Share Appreciation Rights (SARS)	Restricted Shares	Option/ SARS exercise price	Spin-off Adjustment(1)	Adjusted Exercise Price(1)	Expiration/ Settlement Date(2)
	(Rand)
Taryn Harmse	—	6,750	—	—	691	75.89	April 17, 2016
	—	5,400	—	—	812	103.55	March 1, 2017
	—	2,675	—	—	402	99.63	September 1, 2017
	—	5,100	—	—	768	95.31	May 23, 2015
	—	—	712	—	107	—	December 1, 2014
	—	—	3,150	—	474	—	June 1, 2014
	—	—	7,395	—	1,113	—	June 1, 2015
	—	—	12,662	—	—	—	June 1, 2016
	—	—	2,832	—	—	—	December 1, 2014
Ernesto Balezero	—	—	39,182	—	—	—	June 1, 2016

Former Executive Officers
James W. D. Dowsley	—	5,500	—	124.19	1,684	108.23	May 31, 2014
	—	25,500	—	107.59	3,710	93.51	May 31, 2014
	—	9,950	—	109.66	1,499	95.31	May 31, 2014
	—	18,000	—	89.76	1,844	75.89	May 31, 2014
	—	9,242	—	119.15	1,954	103.55	May 31, 2014
Tommy D. McKeith	—	50,000	—	121.82	7,547	105.88	September 30, 2014
	—	21,200	—	107.59	3,084	93.51	September 30, 2014
	—	20,400	—	109.66	3,073	95.31	September 30, 2014
	—	22,350	—	89.76	2,290	75.89	September 30, 2014
	—	15,311	—	119.15	2,744	103.55	September 30, 2014
	—	—	17,518	—	3,140	—	December 29, 2013
	—	—	22,970	—	7,577	—	December 29, 2013
	—	—	20,457	—	—	—	December 29, 2013
	—	—	16,880	—	—	—	December 29, 2013
Peter L. Turner	—	8,550	—	107.59	1,578	93.53	February 11, 2014
	—	8,550	—	103.99	2,439	90.12	February 11, 2014
	—	6,650	—	109.66	4,798	95.41	February 11, 2014
	—	5,500	—	99.87	3,396	86.00	February 11, 2014
	—	21,729	—	89.76	—	75.89	February 11, 2014
	—	7,762	—	119.15	—	101.32	February 11, 2014
Timothy W. Rowland	—	6,300	—	107.59	949	93.51	June 5, 2014
	—	9,450	—	103.99	1,326	90.12	September 4, 2014
	—	11,400	—	109.66	1,717	95.31	June 4, 2015
	—	14,400	—	89.76	1,475	75.89	April 17, 2016
	—	11,925	—	119.15	1,796	103.55	March 1, 2017
	—	—	12,225	—	1,840	—	June 1, 2014
	—	5,450	—	114.64	821	99.63	September 1, 2017
	—	—	7,150	—	1,077	—	December 1, 2014
	—	—	40,504	—	—	—	June 1, 2016
	—	—	25,971	—	3,912	—	June 1, 2015
	—	—	9,186	—	—	—	December 1, 2014
Peet van Schalkwyk	—	2,712	—	136.29	662	118.45	November 30, 2014

Note:

(1)

The rules of the share plans make provision for an adjustment to the number of awards in the event that there is a variation in the issued share capital as a result of corporate action. The share plans require that the fair market value of an employee’s portfolio pre- and post-corporate action remain the same. In order to uphold this principle, an independent professional firm was contracted to provide a fairness opinion on the additional number of awards required to maintain the pre-Spin-off value of the share portfolios of employees.
(2)	For the restricted shares, the settlement date is three years after the date of award and, for the SARS, six years after the date of award.

Share Ownership of Directors and Executive Officers

The following sets forth, to the knowledge of Gold Fields’ management, the total amount of ordinary shares directly or indirectly owned by the directors and executive officers of Gold Fields as of December 31, 2013:

Holder	Ordinary shares(1)	Percentage
Nicholas J. Holland(2)	308,971	0.0403%
Paul A. Schmidt	37,864	0.0049%
Cheryl Carolus	3,129	0.0004%
Richard Menell	17,949	0.0023%
Donald M. J. Ncube	7,874	0.0010%
Gayle Wilson	2,378	0.0003%
Michael D. Fleischer(3)	76,919	0.0100%
Kgabo Moabelo(4)	19,536	0.0025%
Naseem A. Chohan(5)	26,201	0.0034%
Brett Mattison(6)	7,594	0.0010%
Lee-Ann Samuel(7)	3,365	0.0004%
Jan W. Jacobsz(8)	57,278	0.0075%
Taryn L. Harmse(9)	2,102	0.0003%
Total Directors (6 persons)	378,165	0.0493%
Total Non-Director Executive Officers (7 persons)	192,995	0.0252%
Total Directors and Executive Officers (13 persons)	571,160	0.0745%

(1)	Inclusive of shares vested and transferred between Janauary 7, 2014 and March 27, 2104.
(2)	Nicholas J. Holland acquired 173,083 ordinary shares on May 13, 2013; 6,229 ordinary shares on September 20, 2013; 36,950 ordinary shares on December 4, 2013 and 60,408 shares on March 7, 2014.
(3)	Michael D. Fleischer acquired 54,784 ordinary shares on May 24, 2013; 4,544 ordinary shares on September 3, 2013 and 13,069 ordinary shares on December 3, 2013.
(4)	Kgabo Moabelo acquired 10,677 ordinary shares on December 3, 2013 and 8,859 ordinary shares on March 5, 2014.
(5)	Naseem A. Chohan acquired 2,803 ordinary shares on December 4, 2013; 3,552 ordinary shares on December 4, 2013; 2,287 ordinary shares on September 4, 2013 and 15,273 ordinary shares on March 5, 2014.
(6)	Brett Mattison acquired 1,641 ordinary shares on September 4, 2013; 2,083 ordinary shares on December 17, 2013 and 3,870 ordinary shares on March 5, 2014.
(7)	Lee-Ann Samuel acquired 3,365 ordinary shares on March 7, 2014.
(8)	Jan W. Jacobsz acquired 8,042 ordinary shares on December 10, 2013 and 22,338 ordinary shares on June 14, 2013.
(9)	Taryn L. Harmse acquired 2,102 ordinary shares on March 5, 2014.

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

The 2012 Plan contains two equity instruments: conditional shares, or the Performance Shares, and forfeitable shares, or the Bonus Shares.

The Performance Shares share similar features with the PVRSs (as defined below) under The 2005 Plan. The Performance Shares will settle subsequent to the vesting date. The employee’s annual salary, grade, performance, retention and attraction requirements and market benchmarks determine the number of Performance Shares to be awarded. The actual number of Performance Shares which would be settled to a participant after the original award date is determined by the company’s performance measured against the performance of a peer group (made up of AngloGold Ashanti, Barrick, Goldcorp, Harmony, Newmont, Newcrest and Kinross) based on the relative change in Gold Fields’ share price compared to the respective U.S. dollar share prices of its peer group. Furthermore, for performance share awards to be settled to executives, an internal company performance target is required to be met before the external relative measure is applied. As in The 2005 Plan, the target performance criterion has been set at 85% of the company’s expected gold production over the three-year measurement period as set out in the Business Plans of the company approved by the Board. In the event that the target performance criterion is met, the full initial target award shall be settled on the settlement date. The Remuneration Committee has determined that the number of Performance Shares to be settled may only be increased by up to 200%, as opposed to 300% in terms of The 2005 Plan, of the number of the initial target number of Performance Shares conditionally awarded.

The 2012 Plan discontinues SARS (as defined below) and replaces them with Bonus Shares. The Bonus Shares vest over a nine-month and 18-month period from the award date in equal parts. The size of the award of Bonus Shares is dependent on the employee’s annual cash bonus calculated with reference to actual performance against predetermined targets for the financial year ending immediately preceding the award date. The aggregate number of shares which may at one time be allocated under the 2012 Plan, when added to the 2005 Plan and the GF Management Initiative Scheme, may not exceed 35,309,593 shares (which represents approximately 5% of the number of ordinary shares of the company currently in issue). The maximum number of shares which may be allocated to an individual may not exceed 3,530,956. As of December 31, 2013, Gold Fields had 6,029,716 Performance Shares and 882,072 Bonus Shares outstanding under the 2012 Plan.

The Gold Fields Limited 2005 Share Plan

At Gold Fields’ annual general meeting held on November 17, 2005, the shareholders approved The Gold Fields Limited 2005 Share Plan, or The 2005 Plan, under which employees, including executive directors, were compensated. With the approval of the 2012 Plan, no further awards will be made to participants under the 2005 Plan.

The 2005 Plan provided for two types of awards: performance vesting restricted shares, or PVRS, and performance allocated share appreciation rights, or SARS. The PVRS are settled three years after being awarded and the SARS vest three years after being allocated, with a further three years before expiration. The size of the annual award or allocation was dependent on the performance of the participant at the time of the award or allocation, which was usually in March. As of December 31, 2013, Gold Fields had 3,151,728 SARS and 1,230,971 PVRS outstanding under The 2005 Plan.

All PVRS allocations made from March 1, 2006 to December 1, 2011 were conditionally awarded to participants. Based on the rules of The 2005 Plan, the actual number of PVRS which would be settled to a participant three years after the original award date is determined by the company’s performance measured against the individual performance of five other major gold mining companies (referred to as the peer group and made up of AngloGold Ashanti, Barrick, Goldcorp, Harmony and Newmont) based on the relative change in the Gold Fields share price compared to the respective U.S. dollar share prices of the individual companies within the peer group. For PVRS awards to be settled to executives, an internal company performance target is required to be met before the external relative measure is applied. Effective June 1, 2008, the rules were modified so that two performance measures apply, as permitted under the existing rules approved by the shareholders at the annual general meeting. The target performance criterion has been set at 85% of the company’s expected gold production over the three-year measurement period as set out in the Business Plans of the company approved by the Board. In the event that the target performance criterion was met, the full initial target award was settled on the settlement date. In addition, the Remuneration Committee determined that the number of PVRS to be settled may be increased by up to 300% of the number of the initial target number of PVRS conditionally awarded, depending on the performance of the company relative to the performance of five other major gold mining companies (the peer group) based on the relative change in the Gold Fields share price compared to the respective U.S. dollar share prices of the individual companies within the peer group.

The GF Management Incentive Scheme

Prior to approval of The 2005 Plan, share options were available to executive officers and other employees, as determined by the Board of Directors under The GF Management Incentive Scheme. Before the Spin-off, the exercise prices of all outstanding options ranged between Rand 63.65 and Rand 140.66 per ordinary share and they expire between January 3, 2013 and July 2, 2013. After March 8, 2013, as a result of the Spin-off, the exercise prices of all outstanding options ranged between R49.78 and R118. The exercise price of each ordinary share which is the subject of an option is the weighted average price of the ordinary shares on the JSE on the day immediately preceding the date on which the Board of Directors resolved to grant the option.

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

The first allocations under The 2005 Plan were made in March 2006 and no further allocations have been made under The GF Management Incentive Scheme from that date. All unexercised options remaining under the GF Management Incentive Scheme were exercised during fiscal 2013 and the Scheme is now closed.

Shares Set Aside for Share Plans

As at December 31, 2013, the number of shares in issue under the share schemes was 25,170,482 which included a Spin-off adjustment (explained below), a performance condition of 186% for the March 2010 award which vested on March 1, 2013 and an issue of bonus shares.

The rules of the share plans make provision for an adjustment to the number of shares in the event there is a variation in the issued share capital as a result of corporate action. The share plans require that the fair market value of an employee’s share portfolio pre- and post-corporate action remain the same. In order to uphold this principle, an independent professional firm was contracted to provide a fairness opinion on the additional number of awards required to maintain the pre-Spin-off value of the share portfolios of employees. Furthermore, employees who ceased to be employed by the Group as a result of the Spin-off are treated as “good leavers” in terms of the rules of the share plans. Good leavers are entitled to the vested portion of their awards based on the period that the awards were held up to vesting date. The unvested portion was forfeited in terms of the rules of the share plans.

The aggregate number of shares which may at one time be allocated under the 2012 Plan, when added to the 2005 Plan, may not exceed 35,309,593 shares (which represents approximately 5% of the number of ordinary shares of the company currently in issue). The maximum number of shares which may be allocated to an individual may not exceed 3,530,956. The remaining shares set aside for the Share Plan amounts to 10,139,111.

Long-term Cash Incentive Plan

The Group has gone through significant change over the past 12 months and as such all practices in the Group have been reviewed to align to the new strategic direction. Remuneration has been identified as a key mechanism to drive behaviors critical for success; it has been established as a strategic driver of performance and can be effectively applied to focus people on strategic goals and objectives, as it clearly and directly communicates Gold Fields’ values and desired achievements with respect to individual, team and Group performance.

To this end, and in support of the new strategic objective of sustained cash generation, a Long-term Cash Incentive Plan, or LTIP, has been designed and recommended by PwC to replace the Gold Fields Limited 2012 Share Plan in the first quarter of 2014. The current share plan was designed to serve the Group’s previous strategic objective. The LTIP will continue to reinforce a high performance culture and create stronger alignment between executive compensation and shareholder value.

Bonus Share awards for 2013 was made in terms of the Gold Fields Limited 2012 Share Plan rules. Performance Shares will not be allocated for 2014.

Salient features of the Long-term Cash Incentive Plan:

•

The purpose of the LTIP is twofold: (1) to reward key senior managers for their performance and contribution to long-term sustainable financial results that drive shareholder value, and (2) to increase the alignment of executives and shareholders in the future growth and profitability of Gold Fields Limited.

•	The LTIP is a three-year performance plan. Each performance cycle starts on January 1 of the first year and ends on December 31 of the third year.

•	Annual awards will be made to eligible participants.

•	Allocations will be based on annual salary x applicable % by grade x personal performance.

•	Vesting will be based on two corporate performance conditions equally being met:

•	Free Cash Flow margin (FCFM) 50% weighted; and

•	Total Shareholder Return (TSR) 50% weighted.

Threshold must be achieved for pay-out of any portion of the award to be triggered.

Free Cash Flow vesting criteria:

Target	FCFM	% Vesting
Threshold	5%	0%
Target	15%	100%
Stretch	20%	200%
Above stretch	The award will be uncapped above stretch and every additional 5% FCFM will result in an additional 50% vesting e.g. an average FCFM of 25% will result in a vesting of 250%	Every additional 5% FCFM will result in an additional 50 % vesting

Total Shareholder Return (TSR) vesting criteria:

Target	TSR	% Vesting
Threshold	Below US based cost of equity per annum	0%
Target	US based cost of equity per annum For the 1st award this will be set at 7%	100%
Stretch	US based cost of equity +6% per annum For the 1st award this will be set at 13%	200%
Above stretch	The award will be uncapped above the stretch and every additional 6% TSR growth per annum will result in an additional 50% vesting e.g. cost of equity + 12% will result in a vesting of 250%	Every additional 6% TSR growth per annum will result in an additional 50% vesting

The following business case can be made for the LTIP:

•	From a tax perspective, the cost should be deductible except where no tax base is available or no deduction is made due to transfer pricing issues.

•	The LTIP introduces an element of downside whereby no performance could lead to no incentive payable.

•	No further shareholder dilution.

•	Leading edge design principles and forward looking remuneration trends have been adopted.

Gatekeepers:

•	Board approval of annual operational plans; and

•	Operational Plans and Bonus Parameters on which annual bonuses are based, include operational sustainability.

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

Executive Directors’ Terms of Employment

Nicholas J. Holland (Executive Director and Chief Executive Officer) and Paul A. Schmidt (Executive Director and Chief Financial Officer) are party to employment agreements with Gold Fields Ghana Holdings, Gold Fields Orogen, or Orogen, and Gold Fields Group Services (Pty) Limited, or GFGS.

The terms and conditions of employment for each executive director are substantially similar, except where otherwise indicated below. The annual gross remuneration packages, or GRP, payable to each of Mr. Holland and Mr. Schmidt for 2013 were determined by the Remuneration Committee and were as follows:

•	Nicholas J. Holland: R8,145,700 plus U.S.$336,300

•	Paul A. Schmidt: R5,125,000 plus U.S.$90,300

The split between the three companies is determined by the amount of time spent by the executive directors with each company.

The GFGS Contracts

Under the GFGS contracts, the employment of an executive director will continue until terminated upon (i) 24 or 12 months’ notice by either party for the Chief Executive Officer and Chief Financial Officer, respectively or (ii) retirement of the relevant executive director (currently provided for at age 60). The notice period for members of the Group Executive Committee is six months.

Gold Fields can also terminate the executive director’s employment summarily for any reason recognized by law as justifying summary termination.

Should the Company require the Executive Director not to work the notice period (albeit Company or employee initiated), or any part thereof, the Executive Director shall be entitled to his GRP up to the last day of the notice period. In addition, the Executive Director shall be entitled to the following benefits:

•

The Executive Director shall be entitled to receive the Annual Performance Bonus pro-rated up to the last day of the notice period based on the average percentage annual performance bonus received over the past two years.

•

The Executive Director shall be entitled to exercise all Share Appreciation Rights in terms of the Gold Fields Limited 2005 Share Plan, which have vested prior to or on the last day of the notice period and will have 12 months in which to do so.

•

The Executive Director shall be entitled to exercise all pro-rated Performance Shares, Bonus Shares and PVRS in terms of the Gold Fields Limited 2012 Share Plan and the Gold Fields Limited 2005 Share Plan, which have settled prior to or on the last day of the notice period and will have 20 days in which to do so.

•	The Executive Director shall be entitled to be compensated for any business travel and cell phone reimbursement up to the last day worked.

The value of the GRP payable in terms of the GFGS contract is to be allocated among the following benefits: (i) salary; (ii) compulsory retirement fund contribution (with contributions set at 20% of “pensionable emoluments at a rate between 50% and 100% of the GRP as elected by the executive director); (iii) voluntary participation in a vehicle scheme; (iv) compulsory medical coverage; and (v) compulsory Group Personal Accident Policy coverage. Furthermore, the requirement that the executive director contribute a compulsory 1% of his GRP to the Unemployment Insurance Fund is subject to any legislated contribution maximum at the time.

The Offshore Contracts

Under the agreements with Gold Fields Ghana Holdings and Orogen, or the Offshore Contracts, the executive director is paid offshore in the appropriate currency. The portion of the GRP paid relates to the amount of time spent performing duties offshore for the companies. No benefits other than annual leave accrue to each executive director under the Offshore Contracts.

Other Remuneration

In addition to the gross guaranteed remuneration payable, each executive director is entitled, among other things, to the following benefits under their employment contracts:

•	Participation in the Gold Fields Limited 2005 and 2012 Share Plans;

•	Consideration of an annual (financial year) incentive bonus based upon the fulfillment of certain targets set by the Board of Directors; and

•	An expense allowance.

As of January 1, 2014, the basis of the amount and manner of any bonus payments for the CEO and CFO remained unchanged for 2014.

The employment contracts also provide that, in the event of the relevant executive director’s employment being terminated solely as a result of a “change of control” as defined below, such termination occurring within 12 months of the change of control, the director is entitled to:

•	Payment of an amount equal to two-and-a-half times GRP in the case of the CEO and two times GRP in the case of the CFO;

•	Payment of an amount equal to the average percentage of the incentive bonuses paid to the executive director during the previous two completed financial years;

•	Any other payments and/or benefits due under the contracts;

•	Payment of any annual incentive bonus he/she has earned during the financial year notwithstanding that the financial year is incomplete;

•

An entitlement, for two years after the date of termination, subject to the relevant rules of the Gold Fields Management Incentive Scheme then in force, to retain and to exercise all share options allocated to him, including those which may not have vested at the date of such termination;

•

An entitlement to be settled with the full amount of the SARS and Restricted Shares allocated and awarded to him/her, and, in the case of the SARS, to have a further period of one year in which to exercise such SARS.

•	The employment contracts further provide that these payments cover any compensation or damages the executive director may have under any applicable employment legislation.

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

Non-executive Director Fees

Gold Fields has no service contracts with its non-executive directors. The non-executive directors’ fees for 2014 were reviewed by independent external professional advisors and a 7% increase is proposed for shareholder approval. This increase will take effect on June 1, 2014, with the next expected increase implemented a year later.

Employees

The gold mining industry, particularly in South Africa, is labor-intensive. The total number of employees, excluding employees of outside contractors who are not on Gold Fields’ payroll, as of the end of the last three fiscal years at each of the operations owned by Gold Fields as of those dates was:

	As of (1)(2)
	December 31, 2011		December 31, 2012		December 31, 2013
South Africa
KDC(3)	26,300	(4)	26,200		—
Beatrix(3)	9,200	(4)	9,200		—
South Deep	3,500	(4)	3,500		4,100	(4)
Ghana
Tarkwa	2,600	(4)	2,800	(4)	2,900	(4)
Damang	1,000	(4)	1,100	(4)	1,100	(4)
Australia
St. Ives	470	(5)	650	(5)	680	(5)
Agnew	240	(5)	260	(5)	130	(5)
Darlot	—		—		220	(5)
Granny Smith	—		—		380	(5)
Lawlers	—		—		180	(5)
Perth	—		—		100	(5)
Peru
Cerro Corona	370	(5)	400	(5)	360	(5)
Corporate	130	(5)	150	(5)	100	(5)

Total	43,800	(4)	44,300	(4)	10,200	(4)

Note:

(1)	The employee numbers presented do not include contractors who are not on the payroll. As at December 31, 2013, Gold Fields employed approximately 6,685 outside contractors divided among its operations as follows: South Deep: 2,395; Tarkwa: 1,811; Damang: 843; St. Ives: 236; Agnew: 198; Perth: 1; and Cerro Corona: 1,201.
(2)	In previous years, employee figures for the GIP division were reported separately. During fiscal 2013, Gold Fields decided to disband the GIP division. As part of this restructuring, most GIP employees received involuntary or voluntary separation packages or were reallocated to the existing regional structures. See “Information on the Company—Growth and International Projects.”
(3)	Gold Fields’ employee numbers have dropped significantly during fiscal 2013 due to the unbundling of KDC and Beatrix to Sibanye Gold.
(4)	Rounded to the nearest hundred.
(5)	Rounded to the nearest ten.

Labor Relations

South Africa

Approximately 91% of the labor force at Gold Fields’ South African operations is unionized, with the major portion of its South African workforce being members of the NUM and the other recognized union being UASA. Gold Fields attempts to balance union demands with the need to contain and reduce all-in costs in order to ensure the long-term viability of its operations. Excluding the Sibanye Gold assets, labor costs constituted approximately 42% of production costs.

There were two labor-related work stoppages at South Deep in fiscal 2013. South Deep suffered a three day strike in September 2013. Due to its 24/7 operating model, South Deep was unable to easily adjust to recover lost days of production. Certain stoppages were self-imposed mine closures as a result of safety-related incidents. Gold Fields has actively engaged with the DMR on the protocols applied to safety-related mine closures. Gold Fields continues to promote health and safety in South Africa as part of a comprehensive effort to improve mine safety. Since December 31, 2013, there have been no work stoppages.

Wage Agreements

2011 – 2013 Agreement

Wage increases and changes to terms and conditions of employment are negotiated with the unions every two years. Following the conclusion of wage negotiations in 2011, gold mining companies, trade unions and government set up a working group for a wide-ranging review of working practices, productivity improvements and socio-economic conditions in the gold mining industry, which fed into the 2013 round of wage negotiations.

In September 2013, Gold Fields reached a two-year wage agreement as part of the Chamber of Mines negotiation with UASA and NUM. This was preceded by members of the NUM returning to work at the South Deep mine following three days of wage-related industrial action. Under the agreement, employees received pay increases of between 7.5% and 8% – with further inflation-linked pay increases in the second year. In addition, it was agreed that the monthly living out allowance would rise from R1,640 (US$200) to R2,000 (US$210) by September 1, 2014. Currently, approximately 36% of Gold Fields’ South African labor force (excluding employees of outside contractors) receive living out allowances. The net impact of the deal was that it guaranteed that basic pay for employees at South Deep would rise by an average of 7.8%. This compared to original NUM demands for a general 15% increase, as well as a 60% increase for the most junior employees.

In total, labor costs in South Africa increased by 21% in fiscal 2013 compared to fiscal 2012. The increase was due to the implementation of the 4x4 shift model at South Deep.

Ghana

Of the Ghanaian employees at Tarkwa, Damang and the Accra office, the majority are members of the GMWU, whose employment is governed by a collective bargaining agreement originally concluded in 1996 and revised in 2000, 2003, 2004, 2006 and 2010. Wages are revised annually by negotiation with the GMWU. Gold Fields’ three-year wage deal with the GMWU ended in 2013, leading to commencement of wage negotiations. On November 6, 2013, a two-year wage deal was reached with the GMWU for 2013 and 2014. Under the agreement, employees receive a 12% and 13% increase for fiscal 2013 and 2014, respectively, as well as 3% of the accrued production bonus to be added to the basic salary for 2013.

In April 2013, employees represented by the GMWU, the Professional Managerial Staff Union and the Branch Union at both Tarkwa and Damang undertook illegal industrial action, resulting in the temporary suspension of production at both operations. This followed their issuance of an ultimatum linked to, amongst other things:

•	A dispute in the determination of profit share payments to employees;

•	The unconditional reinstatement of an employee who was dismissed following an internal disciplinary procedure;

•	Dissatisfaction with certain management structures; and

•	The removal of certain senior managers.

The strike, which lasted for six days, ended after management and the GMWU reached a settlement.

Tarkwa and Damang mines lost a combined total of 21,700 ounces as a result of the strike.

Management intends to restructure these two mines to reduce AIC in West Africa. This restructuring is expected to commence in 2014. It is envisaged that approximately 480 employees will be affected at Tarkwa due to the closure of the North Heap Leach and 130 employees will be affected at Damang due to the 3rd shift being dropped.

In the context of the restructuring at Tarkwa and Damang, wage inflation, as well as energy prices and heavier government imposts, remain an ongoing concern in Ghana.

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

The commencement of the Fair Work Act means that unions have an increased role in negotiating collective agreements for pay and working conditions and may lead to an increased union presence in Western Australia’s mining industry, potentially including at Gold Fields’ mining operations in Australia. In order to mitigate potential labor risks, Gold Fields has implemented an Employee Collective Agreement with its employees which provides some protection from potential third-party interventions. The Employee Collective Agreement will be renegotiated in 2014 and will include our newly-acquired Yilgarn South Assets.

Peru

Prior to 2011, the employees at Cerro Corona were not unionized and had no collective bargaining agreement. However, Peruvian labor regulations provide that a collective negotiation process may be commenced by a union or by workers’ representatives elected by the majority thereof.

In June 2011, operational employees at Cerro Corona formed a labor union and negotiated a five-year collective bargaining agreement with Gold Fields. Currently 14% of our South American employees are unionized. This agreement provides for a 9.1% wage increase during the first year and 5.77% annual wage increases in subsequent years. In addition, eligible employees are entitled to a special bonus payment, education expenses and other benefits.

Though not required by law, Gold Fields provides to certain management staff a flat amount to cover housing and utility expenses in the city of Cajamarca in accordance with Gold Fields’ internal policy.

Also, Gold Fields provides to its workers, as a working condition, free transportation between the mine site and the city of Cajamarca.

Over the last few years, Peru has seen many cases of conflicts and dissention between local communities and mining operations and mining projects, stemming largely from the communities’ desire for greater participation in the economic benefits of these mining projects. Cerro Corona has undertaken extensive community consultation and negotiation since 2003 through the land purchase and permitting process to achieve agreement with local communities on various aspects of community involvement. A comprehensive strategy to work with the communities has been implemented through the operations stages. The main focus of this strategy relies on three pillars, which are (i) promoting the development of basic local infrastructure such as, for example, improvements to local drinking water, (ii) training and employing the local communities and (iii) developing economically self-sustaining projects and suppliers. Gold Fields believes its social strategy has created goodwill with the local communities.

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

Employment Equity

Under the South African Employment Equity Act, or the Employment Equity Act, Gold Fields has a responsibility to: (1) promote equal opportunity and fair treatment in employment by eliminating unfair discrimination; and (2) implement affirmative action measures to redress the disadvantages in employment experienced by certain groups, in order to ensure their equitable representation in all occupational categories and levels in the workforce. As required by the Employment Equity Act, Gold Fields had a formal employment equity plan, which has been approved by its unions and submitted as part of its report to South African regulatory officials. The plan includes numerical targets to be achieved over a five-year period, with regular meetings of employment equity forums involving management and employee representatives to monitor progress against the plan. Management believes that Gold Fields is currently making adequate progress toward the targets under its plan and is in compliance with legal and regulatory requirements regarding employment equity.

Training

Gold Fields continues to provide comprehensive training to its employees, in full compliance with the regulatory requirements at the sites at which it operates. The training provided in South Africa is aligned with South Africa’s National Qualifications Framework, and is carried out within the ambit of Gold Fields’ education, training and development, or ETD, establishment, which is fully accredited with the relevant standards. In order to secure optimal workplace safety and productive work performance, Gold Fields exposes its employees to ETD interventions which significantly exceed compliance to minimum standards, in the form of additional mining and safety skills training, team-based behavioral training, and non-mining related life and social skills training.

In addition, Gold Fields continues to focus systematically on managerial, leadership, and professional development through its Leadership and Professional Talent Pipeline program, by means of a process known as the Talent Review, which is integrated with its performance management system.

In South Africa, Gold Fields has maintained its enrollment of University Bursars and entry-level scholarships across the technical disciplines. At South Deep, a mechanized training center was opened. This facility provides essential mechanized training expertise required for our South Deep operations.

Gold Fields continues to review the performance of its human resource development, which seeks to identify further opportunities to improve the training and development initiatives. This new focus has resulted in changes in the approach of human resource development, with a conscious departure from the traditional training-only approach, towards a holistic talent and change management approach. Gold Fields believes that this approach will facilitate the cultural and behavioral changes required for the organization to achieve its Safe Production performance objectives. This includes the introduction of the Gold Fields Foundational program which all employees across the Group attend and which provides a foundation of company knowledge, key business concepts and company strategy.

Gold Fields continues to subscribe to initiatives concerning national critical skills formation, operating through various private sector collaborative initiatives. In addition, Gold Fields continues to work closely with local and national government forums towards the development of business initiatives aimed at addressing youth development.

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

In Ghana, Australia and Peru, the primary health risks include dust and NIHL. Malaria is also a significant health risk in Ghana. To combat these risks, Gold Fields provides workers with appropriate protective equipment, regular training, screening tests and, in the case of malaria, runs a vector control programme.

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

Safety

Operating mines, particularly underground mines, involves significant safety hazards. Gold Fields takes steps to address particular safety issues which are present at its operations. Specific safety issues are explained in further detail in connection with the description of each of Gold Fields’ operations. See “Information on the Company—Gold Fields’ Mining Operations—South African Operations—South Deep Mine—Mining”, “Information on the Company—Gold Fields’ Mining Operations—West Africa Operations—Tarkwa Mine—Mining”, “Information on the Company—Gold Fields’ Mining Operations—Middle East, North Africa and Eurasia Operations—Damang Mine—Mining”, “Information on the Company—Gold Fields’ Mining Operations—Australasia Operations—St. Ives—Mining”, “Information on the Company—Gold Fields’ Mining Operations—Australasia Operations—Agnew/Lawlers—Mining”, “Information on the Company—Gold Fields’ Mining Operations—Australasia Operations—Darlot—Mining”, “Information on the Company—Gold Fields’ Mining Operations—Australasia Operations—Granny Smith—Mining” and “Information on the Company—Gold Fields’ Mining Operations—Americas Operations—Cerro Corona—Mining”.

All of Gold Fields’ mines except the Darlot and Granny Smith mines maintain OHSAS 18001 certification for their safety management systems. Gold Fields is currently aligning the activities of Darlot and Granny Smith with the requirements of OHSAS 18001. All of Gold Fields’ mines except for Granny Smith also maintain ISO 14001 certification for their environmental management systems. A formatted environmental management system has been implemented at Granny Smith that is believed to conform to the requirements of ISO 14001, and Granny Smith is expected to obtain ISO 14001 certification during fiscal 2014. Current activities at Lawlers have been absorbed into the existing Agnew integrated health, safety and environmental management system as part of the integration of the Lawlers and Agnew operations. An expanded scope audit will be undertaken during fiscal 2014 in order to formally include Lawlers’ activities under the existing Agnew OHSAS 18001 and ISO 14001 certifications. See “Information on the Company—Gold Fields’ Mining Operations—Australasia Operations—Agnew/Lawlers”. All of Gold Fields’ eligible operations (i.e. that produce gold through cyanisation) are compliant with the requirements of the International Cyanide Management Code.

Gold Fields’ South African operations have subscribed to the milestones set for accidents, silicosis and NIHL issued by the Mine Health and Safety Council of South Africa, or MHSC, which is a legislative body set up under the Mine Health and Safety Act to advise the Minister of Mineral Resources on mine health and safety legislation. These are voluntary milestones which companies, including Gold Fields are endeavoring to meet. These milestones include (i) achieving safety performance levels equivalent to international standards for underground metalliferous mines by 2013, (ii) by December 2008, achieving respirable crystalline silica levels of below 0.1 mg per cubic meter in 95% of individual exposure measurement results, (iii) after December 2013, there being no new cases of silicosis among individuals previously unexposed prior to 2008, (iv) after December 2008, eliminating hearing deterioration of more than 10% among occupationally exposed individuals and (v) by December 2013, reducing the noise emitted by equipment to a level below 110dB(A) at any location in the workplace.

In order to meet the MHSC silicosis target of reducing all silica dust measurement to below 0.1 mg/m3, as well as Gold Fields’ more stringent internal target for its South African operations of no more than 5% of measurements in excess of 0.05 mg/m3, a number of action plans based on the highest potential exposure sources were implemented. These include, inter alia: building health rooms at the training centers to coach employees on potential exposures and wearing of respiratory personal protection equipment, the installation of tip foggers, tip doors and foot wall treatment, all designed to reduce the liberation of dust into the ventilating air, managing the opening and closing of ore transfer chutes to reduce airborne dust, treating footwalls with binding chemicals to prevent dust in intake airways and analyzing individual filters to assist in determining exposure levels. As of December 31, 2013, individual gravimetric dust sample measurements above the Occupational Exposure Limit, or OEL, of 0.1 mg/m3 in the fourth quarter of 2013 was 3.8%. This is within the 5% target set by the MHSC. Progress against all interventions is monitored monthly and reviewed quarterly. The sampling strategies have been updated to ensure compliance to the new Mandatory Airborne Pollutant Code of Practice requirements.

In order to meet the MHSC’s milestone noise-induced hearing loss, or NIHL, target of reducing the total noise level to not more than 110 dBA, including individual pieces of equipment, a number of action plans, based on the highest potential exposure sources, were implemented. These include, inter alia: the silencing of all auxiliary fans, pneumatic loaders and diamond drills. As of December 31, 2013, 0% of all noise measurements taken were above the MHSC 2013 milestone, which states that the total noise emitted by all equipment installed in any workplace should be less than 110 dBA. Three pieces of equipment exceeded 110 dBA during the fourth quarter of 2013 but these were fixed to be below 110 dBA, thereby meeting the target. South Africa also has a legislated personal OEL of 85 dBA. Both the DMR and the Chamber of Mines accept the use of hearing protection devices while methods for reducing noise are explored. As of December 31, 2013, the NIHL exposure above 85 dBA in the West Africa, Australasia (including the Yilgarn South Assets) and South Africa regions were 38.40%, 66.57%, and 51.00%, respectively. At the Cerro Corona mine the NIHL exposure above 85 dBA was 13.90%. These measurements are based on the percentage of personal noise exposure measurements greater than 85 dBA. This measurement excludes protection from hearing protection devices. Studies indicate that with the proper use of currently available ear protection devices, no employee will be subject to a sound pressure level in excess of 85 dBA. A project to measure exposure while using hearing protective devices to provide further verification was started in September 2012 and is ongoing.

Cases of NIHL and silicosis may still arise in the future, particularly due to the latency period after exposure.

LTIFR, Fatalities and Fatal Injury Frequency Rate

The following tables set out the LTIFR data for Gold Fields’ mining operations for the last five calendar years. The tables also provide the number of fatalities and fatal injury frequency rate data for Gold Fields’ South African, West African, Australian and Americas operations. Gold Fields acquired the Lawlers, Darlot and Granny Smith operations on October 1, 2013. See “Information on the Company—Developments Since

December 31, 2012—The Yilgarn South Assets.” Since the date of acquisition, the number of fatalities and fatal injury frequency rates were 0.00 at each of the newly acquired operations.

South Africa

Note:

(1)	Beginning in fiscal 2013, the LTIFR at each operation includes restricted work injuries. As a result, the LTIFR for fiscal 2013 may not be comparable with the LTIFR for prior years.
(2)	KDC had an LTIFR of 5.26, 6.31, 7.95 and 8.10 in calendar 2009, 2010, 2011 and 2012 respectively. KDC had an LITFR of 7.45 in the first two months of 2013. Beatrix had an LTIFR of 3.92, 3.31, 2.95 and 3.54 in calendar 2009, 2010, 2011 and 2012, respectively. Beatrix had an LITFR of 3.37 in the first two months of 2013.

Note:

(1)	KDC experienced 22, 11, 13 and 10 fatalities in calendar 2009, 2010, 2011 and 2012, respectively. KDC experienced no fatalities in 2013 until its disposal on February 18, 2013. Beatrix experienced 3, 5, 5 and 6 fatalities in calendar 2009, 2010, 2011 and 2012, respectively. Beatrix experienced one fatality in 2013 until its disposal on February 18, 2013.

Note:

(1)	KDC had a fatal injury frequency rate of 0.24, 0.13, 0.17 and 0.15 in calendar 2009, 2010, 2011 and 2012, respectively. KDC had a fatal injury frequency rate of 0.00 in 2013 until its disposal on February 18, 2013. Beatrix had an fatal injury frequency rate of 0.10, 0.18, 0.19 and 0.25 in calendar 2009, 2010, 2011 and 2012, respectively. Beatrix had an fatal injury frequency rate of 0.28 in 2013 until its disposal on February 18, 2013.

West Africa

Note:

(1)	Beginning in fiscal 2013, the LTIFR at each operation includes restricted work injuries. As a result, the LTIFR for fiscal 2013 may not be comparable with the LTIFR for prior years.

Australia

Note:

(1)	Beginning in fiscal 2013, the LTIFR at each operation includes restricted work injuries. As a result, the LTIFR for fiscal 2013 may not be comparable with the LTIFR for prior years.
(2)	The higher LTIFR for our Australian operations (excluding the Yilgarn South Assets) is a result of the higher number of restricted work injuries reported relative to other regions. This is largely due to conservative injury classifications employed by medical practitioners, who are concerned about the possibility of injury severity escalations. This results in a greater number of restricted work injuries being reported relative to our other regions. In addition, man hours worked in Australia are lower than in other regions, leading to a proportionate increase in the LTIFR.

Note:

(1)	Granny Smith, Darlot and Lawlers were acquired on October 1, 2013. See “Information on the Company—Developments since December 31, 2012—The Yilgarn South Assets.”
(2)	Beginning in fiscal 2013, the LTIFR at each operation includes restricted work injuries. As a result, the LTIFR for fiscal 2013 may not be comparable with the LTIFR for prior years.
(3)	Figures are unaudited.

South America

Note:

(1)	Beginning in fiscal 2013, the LTIFR at each operation includes restricted work injuries. As a result, the LTIFR for fiscal 2013 may not be comparable with the LTIFR for prior years.

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

As of December 31, 2013, the issued share capital of Gold Fields consisted of 770,517,918 ordinary shares.

A list of the individuals and organizations holding, to the knowledge of management, directly or indirectly, 5% or more of its issued share capital as of February, 28, 2014 is set forth below.

Beneficial owner	Ordinary shares	Percentage
Investec Asset Management (Pty) Ltd.	69,873,761	9.07%
Public Investment Corporation Limited	62,851,947	8.16%
First Eagle Investment Management, L.L.C.	60,588,739	7.86%

To the knowledge of management, none of the above shareholders hold voting rights which are different from those held by Gold Fields’ other shareholders.

The table below shows the significant changes in the percentage of ownership by Gold Fields’ major shareholders, to the knowledge of Gold Fields’ management, during the past three fiscal years.

	Beneficial ownership as of
	December 31, 2011	December 31, 2012	December 31, 2013
	(%)
Beneficial owner
Investec Asset Management (Pty) Ltd.	6.27	6.74	9.48
Public Investment Corporation Limited	4.54	4.20	8.14
First Eagle Investment Management, L.L.C	5.44	6.92	7.81

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

Rand Refinery

Prior to October 16, 2013, GFLMSL, as agent for Gold Fields and its subsidiaries, had an agreement with Rand Refinery, providing for the refining of substantially all of Gold Fields’ South African gold production by Rand Refinery, or the Previous Agreement. Rand Refinery is a non-listed private company in which Gold Fields holds a 1.8% interest, with the remaining interests held by other South African gold producers.

On October 16, 2013, Gold Fields Operations Limited and GFI Joint Venture Holdings Proprietary Limited, acting jointly in their capacities as participants in the South Deep Joint Venture, entered into a new refining agreement with Rand Refinery. This new refining agreement supersedes and replaces any and all previous refining agreements between the South Deep Joint Venture and Rand Refinery, including the Previous Agreement. Pursuant to this new refining agreement, Rand Refinery undertakes, amongst other things, to

(i) refine all unrefined gold produced by the South Deep mine; (ii) on each delivery date of unrefined gold to Rand Refinery, notify Gold Fields’ treasury department in writing of the estimated gold and/or silver content of the unrefined gold so delivered, expressed in troy ounces; and (iii) retain the refined gold and the refined silver for the South Deep mine pending written instructions from Gold Fields’ treasury department that the refined gold and/or refined silver have been sold and may be delivered to the buyer in accordance with the buyer’s instructions. Gold Fields’ treasury department sells all the refined gold produced by the South Deep mine to authorized counterparties at a price benchmarked against the London afternoon fixing price.

Gold Fields Ghana and Abosso are each party to agreements with Rand Refinery to transport, refine and sell substantially all of the gold production from the Tarkwa and Damang mines, entered into in June 2003.

Nicholas J. Holland, who is the Chief Executive Officer and a Director of Gold Fields, was a Director of Rand Refinery from July 12, 2000 until September 30, 2008. He remained an alternate Director until February 2013. As a Director of GFLMSL, which is a wholly-owned subsidiary of Gold Fields, Mr. Holland declared his interest in the contract between Rand Refinery and GFLMSL, pursuant to South African requirements, and did not participate in the decision of Rand Refinery to enter into the agreement with GFLMSL, Gold Fields Ghana or Abosso. Mr. Holland signed the agreement with Rand Refinery on behalf of GFLMSL.

Kgabo Moabelo, who is the Managing Executive: South Africa, is a Director of Rand Refinery from November 29, 2013. As a Director of both Gold Fields Operations Limited and GFI Joint Venture Holdings Proprietary Limited, acting jointly in their capacities as participants in the South Deep Joint Venture and both of which are subsidiaries of Gold Fields, Mr. Moabelo declared his interest in the contract between Rand Refinery and the South Deep Joint Venture, pursuant to South African requirements, and did not participate in the decision of Rand Refinery to enter into the agreement with the South Deep Joint Venture. See “Information on the Company—Description of Mining Business—Refining and Marketing” for further details regarding these arrangements.

Credit Suisse

On April 17, 2012, Sibanye Gold, Orogen and GFO, owned subsidiaries of Gold Fields (the former parent of Sibanye Gold), entered into a U.S.$500 million syndicated revolving loan facility. The purpose of the facility was to refinance existing facilities and for general corporate and working capital purposes. Credit Suisse AG, London Branch, or Credit Suisse, was a lender under the U.S.$500 million syndicated revolving loan facility. This facility was refinanced and cancelled on February 15, 2013. See “Operating and Financial Review and Prospects—Credit Facilities and Other Capital Resources—U.S.$500 million Syndicated Revolving Credit Facility” for further details regarding this facility.

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

Richard Menell, who is both a senior advisor to Credit Suisse Securities Jhb Ltd and a non-executive director of Gold Fields, has been a director of Credit Suisse Securities Jhb Ltd since September 2012. As a director of Gold Fields, Mr. Menell declared his interest in the above-mentioned agreements between Credit Suisse and Gold Fields, pursuant to South African requirements, and did not participate in the decision of Credit Suisse to enter into the agreements with Gold Fields.

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

Indemnity Agreement

Each of Gold Fields, Gold Fields Operations, Gold Fields Holdings Company (BVI) Limited and Sibanye Gold, or the Guarantors, have entered into the Indemnity Agreement in favor of Sibanye Gold, in order to indemnify Sibanye Gold, with effect from the date on which the Spin-off took place, against any loss caused to Sibanye Gold in circumstances where Sibanye Gold is required to make a payment to noteholders or the trustee of the Notes by virtue of its guarantee of the Notes (whether such loss is made prior to or after the date on which the Spin-off takes effect or whether the circumstances giving rise to such loss arose prior to or after such date). The Indemnity Agreement will remain in place for as long as Sibanye Gold’s guarantee obligations under the Notes remain in place, which is the redemption date of the Notes unless Sibanye Gold is released as a guarantor by the trustee of the Notes.

For further information on the Indemnity Agreement, see “Additional Information—Material Contracts—Indemnity Agreement”.

Gold Fields believes that the above transactions with related parties have been conducted on terms at least as favorable to it as arm’s length terms; however, in certain circumstances, such as related party loans, the transactions were not at arm’s length as the loans were unsecured, interest-free and had no fixed terms of repayment.

None of the directors or officers of Gold Fields or any associate of such director or officer is currently or has been at any time during the past three fiscal years materially indebted to Gold Fields.

ITEM 8: FINANCIAL INFORMATION

Reference is made to Item 18 for a list of all financial statements filed as part of this annual report. For information on legal proceedings, please refer to “Information on the Company—Legal Proceedings and Investigations.”

Dividends and Dividend Policy

The following table sets forth the dividends announced and paid per share in respect of Gold Fields’ ordinary shares for the periods indicated:

	Year ended
	June 30, 2007		June 30, 2008		June 30, 2009		June 30, 2010		December 31, 2010		December 31, 2011		December 31, 2012		December 31, 2013(1)
	($)	(Rand)	($)	(Rand)	($)	(Rand)	($)	(Rand)	($)	(Rand)	($)	(Rand)	($)	(Rand)	($)	Rand)
Prior year’s final dividend	0.15	1.10	0.13	0.95	0.16	1.20	0.10	0.80	0.10	0.70	0.10	0.70	0.30	2.30	0.08	0.75
Interim dividend	0.13	0.90	0.09	0.65	0.03	0.30	0.07	0.50	—	—	0.14	1.00	0.20	1.60	—	—

Total dividend	0.28	2.00	0.22	1.60	0.19	1.50	0.17	1.30	0.10	0.70	0.24	1.70	0.50	3.90	0.08	0.75

Note:

(1)	A final dividend of R0.22 per share was announced on February 13, 2014 and paid on March 10, 2014.

During fiscal 2012, Gold Fields revised its dividend policy. Previously, Gold Fields’ dividend policy was to declare an interim and final dividend in respect of each financial year based on 50% of the earnings for the year before taking account of investment opportunities and after excluding impairments. Earnings were adjusted to exclude unrealized gains and losses on financial instruments and foreign debt, but adjusted to include cash payments and receipts in relation to the underlying financial instruments. The new dividend policy is to pay a dividend of between 25% and 35% of normalized earnings.

Significant Changes

Please refer to “Operating and Financial Review and Prospects—Recent Developments”.

ITEM 9: THE OFFER AND LISTING

Listing Details

The principal non-United States trading market for the ordinary shares of Gold Fields is the JSE on which they trade under the symbol “GFI.” The ordinary shares of Gold Fields are also listed on the SWX Swiss Exchange. Gold Fields’ International Depositary Shares are listed on Euronext Brussels. As of December 31, 2013, 16,056 record holders of Gold Fields’ ordinary shares, holding an aggregate of 257,171,288 ordinary shares (33.38%), were listed as having addresses in South Africa. As of December 31, 2013, 450 record holders of Gold Fields’ ordinary shares, holding an aggregate of 375,060,902 ordinary shares (48.67%), were listed as having addresses in the United States.

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

The following table sets out ordinary share trading information on a yearly basis for the last five fiscal years, as reported by I-Net Bridge, a South African financial information service:

Year ended	Ordinary share price		Average daily trading volume
	High	Low
	(Rand per ordinary share)		(number of ordinary shares)
June 30, 2009	123.50	54.00	3,011,023
June 30, 2010	114.74	83.30	2,678,274
December 31, 2010	125.90	94.90	2,095,245
December 31, 2011	143.00	95.60	2,172,942
December 31, 2012	131.31	96.00	2,304,320
December 31, 2013	109.85	31.40	3,524,334
through April 22, 2014	45.95	32.35	2,303,323

The following table sets out ordinary share trading information on a quarterly basis for the periods indicated, as reported by I-Net Bridge:

Quarter ended	Ordinary share price		Average daily trading volume
	High	Low
	(Rand per ordinary share)		(number of ordinary shares)
March 31, 2012	131.31	104.48	2,323,091
June 30, 2012	117.45	97.00	2,452,051
September 30, 2012	114.54	96.00	2,516,738
December 31, 2012	112.38	97.93	1,930,090
March 31, 2013	109.85	69.45	3,926,840
June 30, 2013	70.14	47.61	4,568,471
September 30, 2013	65.91	46.09	3,083,403
December 31, 2013	48.86	31.40	2,554,967
March 31, 2014	45.95	32.35	3,083,403

The following table sets out ordinary share trading information on a monthly basis for each of the last six months, as reported by I-Net Bridge:

Month ended	Ordinary share price		Average daily trading volume
	High	Low
	(Rand per ordinary share)		(number of ordinary shares)
October 31, 2013	48.86	43.47	2,369,533
November 30, 2013	47.69	40.34	2,304,982
December 31, 2013	39.70	31.40	3,055,738
January 31, 2014	39.39	32.35	2,059,434
February 28, 2014	44.95	38.00	2,034,051
March 31, 2014	45.95	37.77	2,861,234

On April 22, 2014, the closing price of the ordinary shares on the JSE was 47.10.

New York Stock Exchange Trading History

The tables below show the high and low closing prices in U.S. dollars and the average daily volume of trading activity on the NYSE for the last five fiscal years.

The following table sets out ordinary share trading information on a yearly basis for the last five fiscal years, as reported by Bloomberg:

Year ended	ADS price		Average daily trading volume
	High	Low
	($ per ADS)		(number of ADSs)
June 30, 2010	15.82	10.99	5,907,096
December 31, 2010	18.49	11.08	4,889.081
December 31, 2011	18.55	13.80	4,007,009
December 31, 2012	16.92	11.32	3,994,433
December 31, 2013	12.49	3.02	5,566,292
through April 22, 2014	4.36	3.00	5,583,867

The following table sets out ADS trading information on a quarterly basis for the periods indicated, as reported by Bloomberg:

Quarter ended	ADS price		Average daily trading volume
	High	Low
	($ per ADS)		(number of ADSs)
March 31, 2012	16.92	13.50	3,345,949
June 30, 2012	14.04	11.75	4,005,821
September 30, 2012	13.94	11.85	4,582,211
December 31, 2012	13.02	11.32	4,034,089
March 31, 2013	12.49	7.75	4,550,302
June 30, 2013	7.70	4.70	5,579,904
September 30, 2013	6.52	4.57	6,697,829
December 31, 2013	4.88	3.02	5,389,510
March 31, 2014	4.36	3.00	5,916,167

The following table sets out ADS trading information on a monthly basis for each of the last six months, as reported by Bloomberg:

Month ended	ADS price		Average daily trading volume
	High	Low
	($ per ADS)		(number of ADSs)
October 31, 2013	4.88	4.30	5,501,084
November 30, 2013	4.61	3.95	4,760,852
December 31, 2013	4.01	3.02	5,709,557
January 31, 2014	3.60	3.00	4,546,078
February 28, 2014	4.10	3.46	5,704,754
March 31, 2014	4.36	3.60	7,446,393

On April 22, 2014, the closing price of Gold Fields’ ADSs quoted on the NYSE was U.S.$3.98.

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

ITEM 10: ADDITIONAL INFORMATION

General

Gold Fields is a public company registered in South Africa under the Companies Act, which limits the liability of its shareholders, and is governed by its memorandum of incorporation, the Companies Act and the JSE Listings Requirements. Gold Fields’ registration number is 1968/004880/06.

On April 8, 2009, South Africa passed the Companies Act, which came into force on May 1, 2011. At the annual general meeting held on May 14, 2012, Gold Fields adopted a new memorandum of incorporation, or the Gold Fields MOI, to replace its memorandum of association and articles of association adopted under the previous Companies Act. Gold Fields amended the Gold Fields MOI at its annual general meeting on May 9, 2013. The amended Gold Fields MOI conforms to the requirements of the Companies Act and the amended JSE Listings Requirements.

Clause 4 of the Gold Fields MOI provides that Gold Fields has the powers and capacity of a natural person and is not subject to any special conditions.

Dividends and Payments to Shareholders

Gold Fields may make distributions (including the payment of dividends) from time to time in accordance with provisions of the Companies Act, the JSE Listings Requirements and the Gold Fields MOI. In terms of the Companies Act, a company may only make a distribution (including the payment of any dividend) if:

•	it reasonably appears that the company will satisfy the solvency and liquidity test immediately after completing the proposed distribution;

•

the board of the company, by resolution, has acknowledged that it has applied the solvency and liquidity test and reasonably concluded that the company will satisfy the solvency and liquidity test immediately after completing the proposed distribution.

In terms of the Companies Act, a company satisfies the solvency and liquidity test at a particular time if, considering all reasonably foreseeable financial circumstances of the company at that time:

•	the assets of the company, fairly valued, equal or exceed the liabilities of the company, as fairly valued; and

•	it appears that the company will be able to pay its debts as they become due in the ordinary course of business for a period of:

•	12 months after the date on which the test is considered; or

•	in the case of a distribution (including the payment of dividends), 12 months following that distribution.

Subject to the above requirements, the directors of Gold Fields may from time to time declare a dividend or any other distribution to shareholders in proportion to the number of shares held by them.

The Company must hold all monies due to the shareholders in trust indefinitely, subject to the laws of prescription. The Company shall be entitled at any time to delegate its obligations in respect of unclaimed dividends, or other unclaimed distributions, to any one of the Company’s bankers.

Voting Rights

Every shareholder of Gold Fields, or representative of a shareholder, who is present at a shareholders meeting has one vote on a show of hands, irrespective of the number of shares he or she holds or represents, provided that a representative of a shareholder shall, irrespective of the number of shareholders he or she represents, have only one vote. At a shareholders meeting, a resolution put to the vote shall be decided on a show of hands, unless a poll is demanded by not less than five persons having the right to vote on that matter, a person or persons entitled to exercise not less than one tenth of the total voting rights entitled to vote on that matter or the chairperson. Every Gold Fields shareholder is, on a poll, entitled to one vote per ordinary share held. Neither the Companies Act nor the Gold Fields MOI provide for cumulative voting.

A shareholder entitled to attend and vote at a shareholders meeting shall be entitled to appoint a proxy to attend, participate in, speak and vote at such shareholders meeting in the place of such shareholder. The proxy need not be a shareholder. However, the proxy may not delegate the authority granted to him or her as a proxy.

Issue of Additional Shares

In accordance with the provisions of the JSE Listings Requirements and the Gold Fields MOI, the Board shall not have the power to issue authorized shares other than:

•	the issue of capitalization shares or the offer of a cash payment in lieu of awarding capitalization shares;

•	issues in respect of a rights offer; and

•	issues which do not require the approval of shareholders in terms of the Companies Act or the JSE Listings Requirements without shareholder approval.

In accordance with the provisions of the Companies Act:

•

an issue of shares must be approved by a special resolution of the shareholders of a company if the shares are issued to a director or officer of the company or any other person related or inter-related to the company, save for certain exceptions, including an issue pursuant to an employee share scheme; and

•

an issue of shares in a transaction requires approval of the shareholders by special resolution if the voting power of the shares that are issued as a result of the transaction will be equal to or exceed 30% of the voting power of all the shares held by shareholders immediately before the transaction.

Issues for Cash

In accordance with the provisions of the JSE Listings Requirements and the Gold Fields MOI, shareholders may either convey a:

•	special authority to issue shares for cash on terms that are specifically approved by shareholders in a shareholders meeting in respect of a particular issue, or a Specific Issue for Cash; or

•

general authority to issue shares for cash on terms generally approved by shareholders in a shareholders meeting by granting the Board the authority to issue a specified number of securities for cash, which authority will be valid until the next annual general meeting or for fifteen months from the date on which the resolution was passed, whichever period is shorter, or a General Issue for Cash.

In terms of the JSE Listings Requirements, a company may only undertake:

•

a Specific Issue for Cash or a General Issue for Cash on the basis that a 75% majority of votes cast by shareholders at a shareholders meeting must approve the granting of such authority to the directors;

•	a General Issue for Cash is subject to satisfactory compliance with certain requirements, including:

•	the shares that are the subject of a General Issue for Cash may not exceed 15% of the company’s listed shares; and

•

the maximum discount at which shares may be issued is 10% of the weighted average traded price of such shares measured over the 30 business days prior to the date that the price of the issue is agreed between the company and the party subscribing for the shares.

Pre-emptive Rights

The Companies Act, the JSE Listings Requirements and the Gold Fields MOI require that any new issue of shares by Gold Fields must first be offered to existing shareholders in proportion to their shareholding in the Company, unless, amongst other things, the issuance to new shareholders is:

•	the necessary shareholder approvals have been obtained;

•	a capitalization issue, an issue for an acquisition of assets (including another company) or an amalgamation or merger is to be undertaken; or

•	the shares are to be issued in terms of option or conversion rights.

Transfer of Shares

The transfer of any Gold Fields certificated shares will be implemented in accordance with the provisions of the Companies Act, using the then common form of transfer. Dematerialized shares, which have been traded on the JSE, are transferred on the STRATE system and delivered five business days after each trade. The transferor of any share is deemed to remain the holder of that share until the name of the transferee is entered in Gold Fields’ register for that share. Since Gold Fields shares are traded through STRATE, only shares that have been dematerialized may be traded on the JSE. Accordingly, Gold Fields shareholders who hold shares in certificated form will need to dematerialize their shares in order to trade on the JSE.

Disclosure of Beneficial Interest in Shares

The Companies Act requires a registered holder of Gold Fields shares who is not the beneficial owner of such shares to disclose to Gold Fields, within five business days of the end of every month during which a change has occurred in the beneficial ownership, the identity of the beneficial owner and the number and class of securities held on behalf of the beneficial owner. Moreover, Gold Fields may, by notice in writing, require a person who is a registered shareholder, or whom Gold Fields knows or has reasonable cause to believe has a beneficial interest in Gold Fields ordinary shares, to confirm or deny whether or not such person holds the ordinary shares or beneficial interest and, if the ordinary shares are held for another person, to disclose to Gold Fields the identity of the person on whose behalf the ordinary shares are held. Gold Fields may also require the person to give particulars of the extent of the beneficial interest held during the three years preceding the date of the notice. Gold Fields is obligated to establish and maintain a register of the disclosures described above and to publish in its annual financial statements a list of the persons who hold a beneficial interest equal to or in excess of 5% of the total number of ordinary shares issued by Gold Fields, together with the extent of those beneficial interests.

General Meetings of Shareholders

The shareholders and/or directors may convene Gold Fields shareholders meetings in accordance with the requirements of the Companies Act and the Gold Fields MOI. Gold Fields is obligated to hold an annual general meeting for each fiscal year prior to 15 months after the date of the last annual general meeting.

Shareholders meetings, including annual general meetings, require at least 15 business days’ notice in writing of the place, day and time of the meeting to shareholders.

Business may be transacted at any shareholders meeting only while a quorum of shareholders is present. The quorum for the commencement of a shareholders meeting shall be sufficient persons present to exercise, in aggregate, at least 25% of all the voting rights that are entitled to be exercised, but the shareholders meeting may not begin unless, in addition, at least three shareholders entitled to vote are present at the meeting.

The annual general meeting deals with and disposes of all matters prescribed by the Gold Fields MOI and the Companies Act, including:

•	the presentation of the directors’ report, the audited financial statements for the immediately preceding financial year and the audit committee report;

•	the election of directors; and

•	the appointment of an auditor and an audit committee.

Accounting Records and Financial Statements

Gold Fields is required to keep the accounting records and books of accounts as are necessary to present the state of affairs of the Company and to explain the financial position of the company as prescribed by the Companies Act.

The directors shall from time to time determine at what times and places and under what conditions, subject to the requirements of the Companies Act, shareholders are entitled to inspect and take copies of certain documents, including the Gold Fields MOI, accounting records required to be maintained by the Company and annual financial statements. Apart from the shareholders, no other person shall be entitled to inspect any of the documents of the Company (other than the share register) unless expressly authorized by the directors or in accordance with the Promotion of Access to Information Act, No 2 of 2000, as amended.

The directors of Gold Fields will cause to be prepared annual financial statements and an annual report as required by the Companies Act and the JSE Listings Requirements. Gold Fields will send by mail to the registered address of every shareholder a copy of the annual report and annual financial statements. Not later than three months after the first six months of its financial year, Gold Fields will mail to every shareholder an interim report for the previous six month period.

Amendments to Gold Fields’ Memorandum of Incorporation

The Gold Fields shareholders may, by the passing of a special resolution in accordance with the provisions of the Companies Act and the Gold Fields MOI, amend the Gold Fields MOI, including:

•	the creation of any class of shares;

•	the variation of any preferences, rights, limitations and other terms attaching to any class of shares;

•	the conversion of one class of shares into one or more other classes;

•	an increase in Gold Fields’ authorized share capital;

•	a consolidation of Gold Fields’ equity securities;

•	a sub-division of Gold Fields’ equity securities; and/or

•	the change of Gold Fields’ name.

Variation of Rights

All or any of the rights, privileges or conditions attached to Gold Fields’ ordinary shares may be varied by a special resolution of Gold Fields passed in accordance with the provisions of the Companies Act and the Gold Fields MOI.

Distribution of Assets on Liquidation

In the event of a voluntary or compulsory liquidation, dissolution or winding-up, the assets remaining after payment of all the debts and liabilities of Gold Fields, including the costs of liquidation, shall be dealt with by a liquidator who may, with the sanction of a special resolution, among other things, divide among the shareholders any part of the assets of Gold Fields, and may vest any part of the assets of Gold Fields as the liquidator deems fit in trust for the benefit of shareholders. The division of assets is not required to be done in accordance with the legal rights of shareholders of Gold Fields. In particular, any class may be given preferential or special rights or may be partly or fully excluded.

Employee Share Scheme

The Companies Act permits the establishment of employee share schemes, whether by means of a trust or otherwise, for the purpose of offering participation therein solely to employees, including salaried directors, officers and other persons closely involved in the business of the company or a subsidiary of the company, either by means of the issue of shares in the company or by the grant of options for shares in the company.

Purchase of Shares

Gold Fields or any subsidiary of Gold Fields may, if authorized by special resolution by way of a general approval, acquire ordinary shares in the capital of Gold Fields in accordance with the Companies Act and the JSE Listings Requirements, provided amongst other things that:

•	the number of its own ordinary shares acquired by Gold Fields in any one financial year shall not exceed 20% of the ordinary shares in issue at the date on which this resolution is passed;

•	this authority shall lapse on the earlier of the date of the next annual general meeting or the date 15 months after the date on which the special resolution is passed;

•

the Board has resolved to authorize the acquisition and that Gold Fields and its subsidiaries, or the Group, will satisfy the solvency and liquidity test immediately after the acquisition and that since the test was done there have been no material changes to the financial position of the Group;

•

the price paid per ordinary share may not be greater than 10% above the weighted average of the market value of the ordinary shares for the five business days immediately preceding the date on which an acquisition is made;

•	the number of shares acquired by subsidiaries of Gold Fields shall not exceed 10% in the aggregate of the number of issued shares in Gold Fields.

Borrowing Powers

In terms of the provisions of Section 19(1) of the Companies Act, read together with Clause 4 of the Gold Fields MOI, the borrowing powers of the Company are unlimited.

Non-South African Shareholders

There are no limitations imposed by South African law or by the Memorandum of Incorporation of Gold Fields on the rights of non-South African shareholders to hold or vote Gold Fields’ ordinary shares.

Rights of Minority Shareholders and Directors’ Duties

The Companies Act provides instances in which a minority shareholder may seek relief from the courts if he, she or it has been unfairly prejudiced by the company.

In South Africa, a director of a company, when acting in that capacity, must exercise the powers and perform the functions of a director:

•	in good faith and for a proper purpose;

•	in the best interests of the company; and

•	with the degree of care, skill and diligence that may reasonably be expected of a person:

•	carrying out the same functions in relation to the company as those carried out by that director; and

•	having the general knowledge, skill and experience of that director.

Material Contracts

Additional Black Economic Empowerment Transactions

On August 5, 2010, Gold Fields announced a series of empowerment transactions to meet its 2014 Black Economic Empowerment equity ownership requirements. On November 2, 2010, the shareholders of Gold Fields approved these transactions at the General Meeting which included the establishment of an ESOP, the issue of approximately 600,000 Gold Fields shares to a broad-based BEE consortium, or BEECO, and BEECO’s subscription for a 10% holding in South Deep with a phase in participation over 20 years. On November 19, 2010, Gold Fields issued 13,525,394 shares to the ESOP, housed and administered by the Gold Fields Thusano Share Trust, thereby commencing the implementation of the ESOP transaction. The remaining empowerment transactions have been completed.

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

R1,500 million Nedbank Revolving Credit Facility

See “Operating and Financial Review and Prospects—Credit Facilities and Other Capital Resources—R1,500 million Nedbank Revolving Credit Facility”.

R1.0 billion Long-term Revolving Credit Facilities

See “Operating and Financial Review and Prospects—Credit Facilities and Other Capital

Resources—R1.0 billion Long-term Revolving Credit Facilities.”

Management and Other Compensatory Plans and Arrangements

See “Directors, Senior Management and Employees—The Gold Fields Limited 2005 Share Plan”, “Directors, Senior Management and Employees—The Gold Fields Limited 2005 Share Plan”, “Directors, Senior Management and Employees—The GF Management Incentive Scheme”, “Directors, Senior Management and Employees—Shares Set Aside for Share Plans” and “Directors, Senior Management and Employees—Executive Directors’ Terms of Employment”.

Indemnity Agreement

Pursuant to the Indemnity Agreement entered into between the guarantors of the Notes, or the Guarantors, and Sibanye Gold, the Guarantors (other than Sibanye Gold) agreed to hold Sibanye Gold harmless from and against any and all liabilities and expenses which may be incurred by Sibanye Gold under or in connection with the Notes, including any payment obligations by Sibanye Gold to the noteholders or the trustee of the Notes pursuant to the guarantee of the Notes, all on the terms and subject to the conditions contained therein. The Indemnity Agreement will remain in place for as long as Sibanye Gold’s guarantee obligations under the Notes remain in place, which is the redemption date of the Notes unless Sibanye Gold is released as a guarantor by the trustee of the Notes. See “Operating and Financial Review and Prospects—Credit Facilities and Other Capital Resources—U.S.$1 billion Notes Issue”.

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

Ordinary shares:

BNYM will distribute new ADRs representing any ordinary shares Gold Fields distributes as a dividend or free distribution, if Gold Fields requests that BNYM make this distribution and if Gold Fields furnishes BNYM promptly with satisfactory evidence that it is legal to do so. BNYM will only distribute whole ADRs. It will sell ordinary shares, which would require it to issue a fractional ADS and distribute the net proceeds to the holders entitled to those ordinary shares. If BNYM does not distribute additional cash or ADSs, each ADS will also represent the new ordinary shares.

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

However, you may not know about the meeting enough in advance to withdraw the ordinary shares. If Gold Fields asks for your instructions, BNYM will notify you of the upcoming meeting and arrange to deliver certain materials to you. The materials will (1) include all information included with the meeting notice sent by Gold Fields to BNYM, (2) explain how you may instruct BNYM to vote the ordinary shares or other deposited securities underlying your ADSs as you direct if you vote by mail or by proxy and (3) include a voting instruction card and any other information required under South African law that Gold Fields and BNYM will prepare. For instructions to be valid, BNYM must receive them on or before the date specified in the instructions. BNYM will try, to the extent practical, subject to applicable law and the provisions of the by-laws of Gold Fields, to vote or have its agents vote the underlying shares as you instruct. BNYM will only vote, or attempt to vote, as you instruct. However, if BNYM does not receive your voting instructions, it will give a proxy to vote your ordinary shares to a designated representative of Gold Fields, unless Gold Fields informs BNYM that either: (1) it does not want the proxy issued, (2) substantial opposition exists or (3) the matter materially and adversely affects the rights of holders of ordinary shares.

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

In fiscal 2013, BNYM paid U.S.$1.3 million to Gold Fields as reimbursement for costs incurred over the year in connection with the ADR program.

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

Your Right to Receive the Ordinary Shares Underlying Your Gold Fields ADSs

You have the right to cancel your Gold Fields ADSs and withdraw the underlying ordinary shares at any time except:

•

due to temporary delays caused by BNYM or Gold Fields closing its transfer books, the transfer of ordinary shares being blocked in connection with voting at a shareholders meeting, or Gold Fields paying dividends;

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

U.S. Federal Income Tax Considerations

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, HOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS DOCUMENT IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY HOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON HOLDERS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS INCLUDED HEREIN BY GOLD FIELDS IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) BY GOLD FIELDS OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) HOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISER.

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

This summary only applies to U.S. Holders that hold ordinary shares or ADSs as capital assets. This summary is based upon:

•	the current tax laws of the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, and existing and proposed regulations thereunder;

•	current U.S. Internal Revenue Service practice and applicable U.S. court decisions; and

•	the income tax treaty between the United States and South Africa all as of the date hereof and all subject to change at any time, possibly with retroactive effect.

This summary assumes that the obligations of the Depositary under the Deposit Agreement and any related agreements will be performed in accordance with their terms.

This summary is of a general nature and does not address all U.S. federal income tax consequences that may be relevant to you in light of your particular situation. For example, this summary does not apply to:

•	investors that own (directly or indirectly) 10% or more of Gold Fields’ voting stock;

•	financial institutions;

•	insurance companies;

•	investors liable for the alternative minimum tax or the net investment tax;

•	individual retirement accounts and other tax-deferred accounts;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	investors that hold ordinary shares or ADSs as part of straddles, hedging transactions or conversion transactions for U.S. federal income tax purposes; or

•	investors whose functional currency is not the U.S. dollar.

Gold Fields does not believe that it should be treated as, and does not expect to become, a PFIC for U.S. federal income tax purposes, but Gold Fields’ possible status as a PFIC must be determined annually and therefore may be subject to change. If Gold Fields were to be treated as a PFIC, U.S. Holders of ordinary shares or ADSs would be required (i) to pay a special U.S. addition to tax on certain distributions and gains on sale and (ii) to pay tax on any gain from the sale of ordinary shares or ADSs at ordinary income (rather than capital gains) rates in addition to paying the special addition to tax on this gain. Additionally, dividends paid by Gold Fields would not be eligible for the special reduced rate of tax described below under “—Taxation of Dividends”. You should consult your own tax advisers regarding the potential application of the PFIC regime.

The summary of U.S. federal income tax consequences set out below is for general information only. You are urged to consult your tax advisers as to the particular tax consequences to you of acquiring, owning and disposing of the ordinary shares or ADSs, including your eligibility for the benefits of the income tax treaty between the United States and South Africa, the applicability and effect of state, local, foreign and other tax laws and possible changes in tax law.

U.S. Holders of ADSs

For U.S. federal income tax purposes, a U.S. Holder of ADSs will be treated as the owner of the corresponding number of underlying ordinary shares held by the depositary for the ADSs, and references to ordinary shares in the following discussion refer also to ADSs representing the ordinary shares.

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

Dividends paid by Gold Fields generally will be taxable to non-corporate U.S. Holders at the special reduced rate normally applicable to long-term capital gains, provided that either Gold Fields qualifies for the benefits of the income tax treaty between the United States and South Africa, or the ADSs are considered to be “readily tradable” on the NYSE. You will be eligible for this reduced rate only if you are an individual, and have held the ordinary shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date.

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

Effect of South African Withholding Taxes

As discussed in “—Certain South African Tax Considerations—Withholding Tax on Dividends”, under current law, South Africa imposes a withholding tax of 15% on dividends paid by Gold Fields. A U.S. Holder will generally be entitled, subject to certain limitations, to a foreign tax credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for South African income taxes withheld by Gold Fields.

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

For purposes of the foreign tax credit limitation, foreign source income is classified in one of two “baskets”, and the credit for foreign taxes on income in any basket is limited to U.S. federal income tax allocable to that income. Dividends paid by Gold Fields generally will constitute foreign source income in the “passive income” basket. If a U.S. Holder receives a dividend from Gold Fields that qualifies for the reduced rate described above under “—Taxation of Dividends”, the amount of the dividend taken into account in calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. In certain circumstances, a U.S. Holder may be unable to claim foreign tax credits (and may instead be allowed deductions) for foreign taxes imposed on a dividend if the U.S. Holder has not held the Shares for at least 16 days in the 31-day period beginning 15 days before the ex-dividend date.

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

Upon a sale or other disposition of ordinary shares or ADSs, other than an exchange of ADSs for ordinary shares and vice versa, you will generally recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized and your adjusted tax basis in the ordinary shares or ADSs. This capital gain or loss will be long-term capital gain or loss if your holding period in the ordinary shares or ADSs exceeds one year. However, regardless of your actual holding period, any loss may be treated as long-term capital loss to the extent you receive a dividend that qualifies for the reduced rate described above under “—Taxation of Dividends” and also exceeds 10% of your basis in the ordinary shares. Any gain or loss will generally be U.S. source.

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

Foreign Financial Asset Reporting

U.S. taxpayers that own certain foreign financial assets, including equity of foreign entities, with an aggregate value in excess of $50,000 at the end of the taxable year or $75,000 at any time during the taxable year (or, for certain individuals living outside the United States and married individuals filing joint returns, certain higher thresholds) may be required to file an information report with respect to such assets with their tax returns. Gold Fields’ ordinary shares and ADSs are expected to constitute foreign financial assets subject to these requirements unless they are held in an account at a financial institution (in which case, the account may be reportable if maintained by a foreign financial institution). You should consult you tax advisor regarding the application of the rules relating to foreign financial asset reporting.

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

In May 2013, $120 million of expected gold revenue for the September and December 2013 quarters was sold forward on behalf of South Deep at an average forward rate of R9.9732, with monthly deliveries of $20 million starting July 22, 2013 until December 21, 2013. No other forward cover contracts were taken out during fiscal 2013.

Realized gains and losses on financial instruments are disclosed in detail under “Operating and Financial Review and Prospects—Results of Operations—(Loss)/gain on financial instruments.”

Foreign Currency Contract Position

As of December 31, 2013, there were no foreign currency contract positions.

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

A sensitivity analysis of the mark-to-market valuation has not been performed as there were no foreign currency contracts as of December 31, 2013.

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

See “Information on the Company—Strategy.”

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

Commodity Price Hedging Experience

Gold

No gold derivative instruments were entered into during fiscal 2013 and no gold derivative instruments have been entered into since fiscal 2007.

Copper

No contracts were entered into during fiscal 2011, 2012 and 2013.

Oil

From time to time, various subsidiaries of Gold Fields enter into call options to fix the price of specified quantities of diesel fuel. During fiscal 2012 and 2013, the following options were entered into:

•

On July 5, 2012, St. Ives Gold Mining Company (Pty) Ltd entered into a Gasoil 10ppm free on board Singapore contract for 10,000 barrels per month effective from August 1, 2012 until January 31, 2013 at a fixed price of $118.90 per barrel.

•

On May 1, 2013, St. Ives Gold Mining Company (Pty) Ltd entered into a Singapore Gasoil 10ppm cash settled swap transaction for 7,500 barrels per month effective from June 1, 2013 until March 31, 2014 at a fixed price of $115.00 per barrel.

No further contracts were entered into during fiscal 2013.

Commodity Price Contract Position

The following contract was outstanding as of December 31, 2013:

•	Australian diesel hedge—30,000 barrels with a mark-to-market value of $0.3 million.

Interest Rate Sensitivity

General

As of December 31, 2013, Gold Fields’ indebtedness amounted to $2,060.1 million. Gold Fields generally does not undertake any specific action to cover its exposure to interest rate risk, although it may do so in specific circumstances. For a discussion of Gold Fields’ credit facilities and other borrowings outstanding as of December 31, 2013, including the interest rates applicable to them, see “Operating and Financial Review and Prospects—Credit Facilities and Other Capital Resources.”

Interest Rate Sensitivity Analysis

$1,070.1 million of Gold Fields interest bearing debt outstanding as of December 31, 2013 was exposed to interest rate fluctuations. This debt is normally rolled for periods between one and three months and is therefore exposed to the rate changes in this period.

$878.5 million of the total debt was exposed to changes in LIBOR while $191.6 million was exposed to the Prime Rate and JIBAR. The following table indicates the change to finance expense had LIBOR and the Prime Rate differed as indicated.

	Change in finance expense for a nominal change in interest rate, change as of December 31, 2013
	($ million, except for percentages)
Sensitivity to interest rates	(1.5)%	(1.0)%	(0.5)%	0.5%	1.0%	1.5%
Sensitivity to LIBOR interest rate	(13.5)	(9.0)	(4.5)	4.5	9.0	13.5
Sensitivity to Prime and JIBAR	(1.7)	(1.2)	(0.6)	0.6	1.2	1.7

Change in finance expense	(15.2)	(10.2)	(5.1)	5.1	10.2	15.2

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

AND USE OF PROCEEDS

Not applicable.

ITEM 15: CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures:

Gold Fields has carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer of Gold Fields, of the effectiveness of the design and operation of Gold Fields’ disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report. Based upon that evaluation, Gold Fields’ Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2013, Gold Fields’ disclosure controls and procedures were effective.

(b)	Management’s Report on Internal Control over Financial Reporting:

Gold Fields’ management is responsible for establishing and maintaining adequate internal control over financial reporting. The Securities Exchange Act of 1934 defines internal control over financial reporting in Rule 13a-15(f) and 15d-15(f) as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

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

Gold Fields acquired the Darlot and Granny Smith mines on October 1, 2013 as part of the acquisition of the Yilgarn South assets. Accordingly, the Company excluded from its assessment of the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2013, the internal controls over financial reporting at the Darlot and Granny Smith mines associated with total assets of $268.9 million and total revenues of $108.3 million included in the financial statements of the Company as of and for the period ended December 31, 2013. The Lawlers mine, which was also acquired on October 1, 2013, was not excluded from the Company’s assessment of the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2013 as the mine was consolidated with the existing Agnew mine into a single operation and, therefore, formed part of the Company’s existing internal controls over financial reporting.

Gold Fields’ management assessed the effectiveness of its internal control over financial reporting as of December 31, 2013. In making this assessment, Gold Fields’ management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (1992), or COSO, in Internal Control-Integrated Framework. Based upon its assessment, Gold Fields’ management concluded that, as of December 31, 2013, its internal control over financial reporting is effective based upon those criteria.

KPMG Inc., or KPMG, an independent registered public accounting firm that audited the consolidated financial statements included in this annual report on Form 20-F, has issued an attestation report on the effectiveness of Gold Fields’ internal control over financial reporting as of December 31, 2013.

(c)	Attestation Report of the Registered Public Accounting Firm:

See report of KPMG Inc., an Independent Registered Public Accounting Firm, on page F-1.

(d)	Changes in Internal Control Over Financial Reporting:

During the year under review, a change in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Prior to the Spin-off, Gold Fields had a shared service center responsible for certain internal controls over financial reporting related to its South African operations and its information technology. This shared service center was part of the Spin-off. In terms of transitional agreements entered into between Gold Fields and Sibanye Gold, Sibanye Gold continued to provide Gold Fields’ with such services as prior to the Spin-off. From October 1, 2013, all internal controls over financial reporting performed by the Sibanye Gold shared service center was migrated to Gold Fields. All the necessary controls were designed and implemented by Gold Fields during the last quarter of 2013, including among others risk assessments, documentation of controls, walkthroughs and testing of controls, and such controls were included in Gold Fields’ assessment of the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2013.

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

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG served as Gold Fields’ principal accountant. Set forth below are the fees for audit and other services rendered by KPMG for fiscal 2012, and fiscal 2013.

	Year ended December 31, 2011	Year ended December 31, 2012	Year ended December 31, 2013
	(U.S.$ million)
Audit fees	3.8	3.8	3.4
Audit-related fees	0.3	1.2	0.3
Tax fees	—	—	—
All other fees	—	0.1	—

Total	4.1	5.1	3.7

Audit fees include fees billed for audit services rendered for Gold Fields’ annual consolidated financial statements filed with regulatory organizations.

Audit-related fees include fees billed for related services by the principal accountant that are reasonably related to the performance of the audit or review of the registrant’s financial statements.

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

•

The NYSE Listing Standards require that the non-management directors of U.S. listed companies meet at regularly scheduled executive sessions without management. The JSE Listing Requirements do not require such meetings of listed company non-executive directors. Gold Fields’ non-management directors do however meet regularly without management.

•

The NYSE Listing Standards require U.S. listed companies to have a nominating/corporate governance committee composed entirely of independent directors. The JSE Listing Requirements also require the appointment of such a committee, and stipulate that all members of this committee must be non-executive directors, the majority of whom must be independent. Gold Fields has a Nominating and Governance Committee which currently comprises three non-executive directors, all of whom are independent under the NYSE Listing Standards and the JSE Listing Requirements which is chaired by the Chairman of Gold Fields, as required by the JSE Listing Requirements.

•

The NYSE Listing Standards require U.S. listed companies to have a compensation committee composed entirely of independent directors. The JSE Listing Requirements merely require the appointment of such a committee. Gold Fields has appointed a Remuneration Committee, currently comprising four board members, all of whom are independent under both the JSE Listing Requirements and the NYSE Listing Standards.

•

The NYSE Listings Standards require U.S. listed companies to have an audit committee composed entirely of independent directors. The South African Companies Act requires that the audit committee be approved by shareholders on an annual basis at a company’s annual general meeting. The JSE Listings Requirements also require an audit committee composed entirely of independent directors. Gold Fields has appointed an Audit Committee, currently comprised of three board members, all of whom are non-executive and independent, as defined under both the JSE Listings Requirements and the NYSE Listing Requirements.

ITEM 16H: MINE SAFETY DISCLOSURE

Not applicable.

PART III ITEM 17: FINANCIAL STATEMENTS

Gold Fields has responded to Item 18 in lieu of responding to this item.

ITEM 18: FINANCIAL STATEMENTS

The following financial statements of Gold Fields Limited are filed as part of this annual report.

ITEM 19: EXHIBITS

The following instruments and documents are included as Exhibits to this annual report.

No.	Exhibit

1.1	Memorandum of Association of Gold Fields (incorporated by reference to Exhibit 1.1 to the registration statement on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on May 6, 2002)

1.2	Articles of Association of Gold Fields (incorporated by reference to Exhibit 1.2 to the registration statement on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on May 6, 2002)

1.3	Amended Articles of Association of Gold Fields (incorporated by reference to Exhibit 1.3 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 7, 2007)

2.1	Memorandum of Incorporation of Gold Fields (included in Exhibits 1.1 and 1.2)

2.2	Deposit Agreement among Gold Fields, Gold Fields Limited (f/k/a/Driefontein Consolidated Limited), The Bank of New York, as depositary, and the owners and beneficial owners from time to time of American Depositary Receipts, dated as of February 2, 1998, as amended and restated as of May 21, 2002 (incorporated by reference to Exhibit 2.3 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on October 24, 2002)

2.3	Form of American Depositary Receipt (included in Exhibit 2.2)

2.4	Amended Memorandum of Incorporation of Gold Fields (included in Exhibit 1.3)

2.5	Trust Deed among Orogen, as issuer; Gold Fields Limited, GFIMSA, GFO, and GF Holdings, as guarantors; and Citicorp Trustee Company Limited, as trustee, dated October 7, 2010 in relation to the U.S.$1 billion Note Issue (incorporated by reference to Exhibit 2.8 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 2, 2010)

2.6	Amended Memorandum of Incorporation of Gold Fields, adopted by Special Resolution on May 14, 2012 (incorporated by reference to Exhibit 2.6 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on May 14, 2013)

4.1	The GF Management Incentive Scheme, adopted November 10, 1999 (incorporated by reference to Exhibit 4.2 to the registration statement on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on May 6, 2002)

4.2	Deed of Amendment to the GF Management Incentive Scheme between Gold Fields Limited and Tokyo Mosima Gabriel Sexwale and Gordon Rae Parker, both in their capacity as trustees for The GF Management Incentive Trust, adopted May 4, 2001 (incorporated by reference to Exhibit 4.4 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on November 26, 2004)

4.3	Deed of Amendment to the GF Management Incentive Scheme between Gold Fields Limited and Tokyo Mosima Gabriel Sexwale and Gordon Rae Parker, both in their capacity as trustees for The GF Management Incentive Trust, adopted October 31, 2001 (incorporated by reference to Exhibit 4.5 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on November 26, 2004)

4.4	The Gold Fields Limited 2005 Non-Executive Share Plan, adopted November 17, 2005 (incorporated by reference to Exhibit 4.24 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on December 22, 2005)

No.	Exhibit

4.5	The Gold Fields Limited 2005 Share Plan, adopted November 17, 2005 (incorporated by reference to Exhibit 4.25 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 22, 2005)

4.6	The Gold Fields Limited 2012 Share Plan, dated May 14, 2012 (incorporated by reference to Exhibit 4.6 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on May 14, 2013)

4.7	U.S.$750,000,000 Facility Agreement between GFIMSA, Orogen, Western Areas Limited, ABN AMRO Bank N.V., Barclays Capital and Barclays Bank plc, dated May 16, 2007 (incorporated by reference to Exhibit 4.37 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 7, 2007)

4.8	Agency Agreement in respect of the Domestic Medium Term Note Program, between Gold Fields Limited and Absa Capital, dated April 6, 2009, including Annexures (incorporated by reference to Exhibit 4.19 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

4.9	Gold Fields Limited Program Memorandum in respect of the Domestic Medium Term Note Program, dated April 6, 2009 (incorporated by reference to Exhibit 4.20 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

4.10	Gold Fields Limited Operating and Procedures Memorandum in respect of the Domestic Medium Term Note Program, dated April 6, 2009 (incorporated by reference to Exhibit 4.21 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

4.11	Program Agreement in respect of the Gold Fields Limited Domestic Medium Term Note Program, between Gold Fields Limited, Absa Capital and Nedbank Capital, dated April 6, 2009 (incorporated by reference to Exhibit 4.22 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

4.12	Agreement between Nicholas J. Holland and Gold Fields Group Services (Pty) Ltd, dated March 6, 2009 and effective March 1, 2009 (incorporated by reference to Exhibit 4.29 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

4.13	Agreement between Nicholas J. Holland and Gold Fields Ghana Holdings (BVI) Limited, dated March 9, 2009 and effective March 1, 2009 (incorporated by reference to Exhibit 4.30 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

4.14	Agreement between Nicholas J. Holland and Gold Fields Orogen Holding Company (BVI), dated March 6, 2009 and effective March 1, 2009 (incorporated by reference to Exhibit 4.31 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

4.15	Agreement between Nicholas J. Holland and Gold Fields Group Services (Pty) Ltd, dated April 9, 2010 and effective April 1, 2010 (incorporated by reference to Exhibit 4.29 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 2, 2010)

4.16	Agreement between Nicholas J. Holland and Gold Fields Ghana Holdings (BVI) Limited, dated April 9, 2010 and effective April 1, 2010 (incorporated by reference to Exhibit 4.30 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 2, 2010)

No.	Exhibit

4.17	Agreement between Nicholas J. Holland and Gold Fields Orogen Holding Company (BVI), dated April 9, 2010 and effective April 1, 2010 (incorporated by reference to Exhibit 4.31 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 2, 2010)

4.18	R1,000 million Standard Bank Revolving Credit Facility between Standard Bank of South Africa Limited, GFIMSA, GFO and the Original Guarantors (listed in Schedule 1), dated December 9, 2009 (incorporated by reference to Exhibit 4.33 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 2, 2010)

4.19	R500 million RMB Revolving Credit Facility between FirstRand Bank Limited, GFIMSA, GFO and the Guarantors (listed in Schedule 1), dated March 8, 2010 (incorporated by reference to Exhibit 4.34 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 2, 2010)

4.20	U.S.$200 million Non-revolving Senior Secured Term Loan between: The Bank of Nova Scotia and Banco de Crédito del Perú, as mandated lead arrangers; Banco de Crédito del Perú, as administrative agent; Scotiabank Perú S.A.A., as onshore collateral agent; The Bank of Nova Scotia Trust Company of New York, as offshore collateral agent; and La Cima, dated September 17, 2010 (incorporated by reference to Exhibit 4.33 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 2, 2010)

4.21	U.S.$1,000,000,000 Syndicated Revolving Facility Agreement between Barclays Bank Plc, GFIMSA, GFO and Gold Fields Limited, dated June 20, 2011 (incorporated by reference to Exhibit 4.25 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on April 23, 2012)

4.22	Rand 2,000,000,000 Revolving Facility Agreement between Nedbank Limited, GFIMSA and the Original Guarantors (listed in Schedule 1), dated December 19, 2011 (incorporated by reference to Exhibit 4.26 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on April 23, 2012)

4.23	U.S.$500 million Credit Facility Agreement between The Bank of Tokyo Mitsubishi UFJ, Limited, GFIMSA, GFO, Gold Fields Orogen Holdings (BVI) Limited and the Original Guarantors (listed in Schedule 1), dated April 17, 2012 (incorporated by reference to Exhibit 4.23 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on May 14, 2013)

4.24	Bridge Facility Agreement between Barclays Bank Plc, GFI Joint Venture Holdings (Pty) Limited, GFO, Gold Fields Orogen Holding (BVI) and the Original Guarantors (listed in Schedule 1), dated November 28, 2012 (incorporated by reference to Exhibit 4.24 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on May 14, 2013)

4.25	Credit Facilities Agreement between Barclays Bank Plc, GFI Joint Venture Holdings (Proprietary) Limited, GFO, Gold Fields Orogen Holding (BVI) and the Original Guarantors (listed in Schedule 1), dated November 28, 2012, as amended and restated as of January 30, 2013 pursuant to a Syndication and Amendment Agreement (incorporated by reference to Exhibit 4.25 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on May 14, 2013)

4.26	Indemnity Agreement among Gold Fields Orogen Holding (BVI) Limited, Gold Fields, GFO, Gold Fields Holdings Company (BVI) Limited and Sibanye Gold, in respect of Sibanye Gold’s obligations under the Notes, dated December 20, 2012 (incorporated by reference to Exhibit 4.26 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on May 14, 2013)

No.	Exhibit

4.27	Transitional Services Agreement among Sibanye Gold, Gold Fields, Gold Fields Shared Services (Pty) Limited and Gold Fields Group Services (Pty) Limited, dated December 21, 2012 (incorporated by reference to Exhibit 4.27 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on May 14, 2013)

4.28	Revolving Credit Facility Agreement among Nedbank Limited, GFI Joint Venture Holdings (Proprietary) Limited, GFO and the Original Guarantors (listed in Schedule 1), dated March 1, 2013 (incorporated by reference to Exhibit 4.28 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on May 14, 2013)

4.29	Rand 500,000,000 Revolving Credit Facility Agreement between FirstRand Bank Limited, GFI Joint Venture Holdings (Pty) Limited, GFO and the Original Guarantors (listed in Schedule 1), dated June 14, 2013

4.30	Rand 500,000,000 Revolving Credit Facility Agreement between Standard Bank of South Africa Limited, GFI Joint Venture Holdings (Pty) Limited, GFO and the Original Guarantors (listed in Schedule 1), dated December 20, 2013

4.31	Agreement between Paul A. Schmidt and Gold Fields Group Services (Pty) Ltd, dated November 24, 2009 and effective November 6, 2009 (incorporated by reference to Exhibit 4.33 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

4.32	Agreement between Paul A. Schmidt and Gold Fields Ghana Holdings (BVI) Limited, dated November 24, 2009 and effective November 6, 2009 (incorporated by reference to Exhibit 4.34 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

4.33	Agreement between Paul A. Schmidt and Gold Fields Orogen Holding Company (BVI), dated November 24, 2009 and effective November 6, 2009 (incorporated by reference to Exhibit 4.35 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

4.34	First Addendum to the Employment Contract made and entered into between Gold Fields Group Services (Pty) Ltd and Paul A. Schmidt, dated April 1, 2010 (incorporated by reference to Exhibit 4.40 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 2, 2010)

4.35	First Addendum to the Employment Contract made and entered into between Gold Fields Ghana Holdings (BVI) Limited and Paul A. Schmidt, dated April 1, 2010 (incorporated by reference to Exhibit 4.41 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 2, 2010)

4.36	First Addendum to the Employment Contract made and entered into between Gold Fields Orogen Holding Company (BVI) and Paul A. Schmidt, dated April 1, 2010 (incorporated by reference to Exhibit 4.42 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 2, 2010)

8.1	Amended list of subsidiaries of the registrant

12.1	Certification of Chief Executive Officer

12.2	Certification of Chief Financial Officer

13.1	Certification of Chief Executive Officer

13.2	Certification of Chief Financial Officer

No.	Exhibit

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GOLD FIELDS LIMITED

/s/ Nicholas J. Holland
Name: Nicholas J. Holland
Title: Chief Executive Officer
Date: April 25, 2014

Board of Directors and Stockholders

Gold Fields Limited:

We have audited the accompanying consolidated balance sheets of Gold Fields Limited and subsidiaries (“the Company”) as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December, 31 2013. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule, “Schedule I—Valuation and Qualifying Accounts”. We also have audited Gold Fields Limited and subsidiaries’ internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these consolidated financial statements and financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Report on Internal Control over Financial Reporting” appearing in Item 15 on Form 20-F. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule, and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gold Fields Limited and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the accompanying financial statement schedule for the years ended December 31, 2013, 2012 and 2011 when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein. Also in our opinion, Gold Fields Limited and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Gold Fields Limited acquired the Granny Smith and Darlot mines (these two mines are included in the Yilgarn South assets as described in footnote 3(f) to the consolidated financial statements) during 2013, and management excluded from its assessment of the effectiveness of Gold Fields Limited and subsidiaries’ internal control over financial reporting as of December 31, 2013, the Granny Smith and Darlot mines’ internal control over financial reporting associated with total assets of $268.9 million and total revenues of $108.3 million included in the consolidated financial statements of Gold Fields Limited and subsidiaries as of and for the year ended December 31, 2013. Our audit of internal control over financial reporting of Gold Fields Limited and subsidiaries also excluded an evaluation of the internal control over financial reporting of the Granny Smith and Darlot mines.

/s/ KPMG Inc.

Johannesburg, South Africa

April 25, 2014

Gold Fields Limited

Consolidated Statements of Operations

($ in millions unless otherwise noted)

	Fiscal Year Ended December 31,
	2013	2012	2011
REVENUES
Product sales	2,906.3	3,530.6	3,499.1

COSTS AND EXPENSES
Production costs (exclusive of depreciation and amortization)	1,819.9	1,862.6	1,627.9
Depreciation and amortization	568.5	425.8	421.4
Corporate expenditure	39.4	38.2	30.8
Employee termination costs	35.5	6.1	0.8
Exploration expenditure	77.9	135.3	125.4
Feasibility and evaluation costs	68.0	103.5	95.2
(Profit)/loss on disposal of property, plant and equipment	(10.2)	(0.2)	1.0
Asset impairments and write-offs	215.3	41.6	9.5
Accretion expense on provision for environmental rehabilitation	10.4	13.9	11.1

	2,824.7	2,626.8	2,323.1

OTHER (EXPENSES)/INCOME
Interest and dividends	8.5	16.3	11.8
Finance expense	(72.4)	(55.6)	(52.3)
(Loss)/gain on financial instruments	(0.3)	(0.4)	4.4
Gain/(loss) on foreign exchange	7.3	(13.8)	9.1
Profit on disposal of investments	17.8	27.6	12.8
Impairment of listed investments	(10.3)	(10.5)	(0.5)
Royalties	(90.5)	(116.8)	(109.6)
Other expenses	(104.2)	(37.9)	(47.3)

	(244.1)	(191.1)	(171.6)

(LOSS)/INCOME BEFORE TAX, IMPAIRMENT OF INVESTMENT IN EQUITY INVESTEES, SHARE OF EQUITY INVESTEES’ LOSSES AND DISCONTINUED OPERATIONS	(162.5)	712.7	1,004.4
Income and mining tax expense	(105.7)	(359.4)	(384.5)

(LOSS)/INCOME BEFORE IMPAIRMENT OF INVESTMENT IN EQUITY INVESTEES, SHARE OF EQUITY INVESTEES’ LOSSES AND DISCONTINUED OPERATIONS	(268.2)	353.3	619.9
Impairment of investment in equity investees	—	—	(6.8)
Share of equity investees’ losses, net of tax	(18.4)	(63.1)	(0.8)

(Loss)/income from continuing operations	(286.6)	290.2	612.3
Income from discontinued operations, net of tax	20.5	362.3	340.7

Net (loss)/income	(266.1)	652.5	953.0
Net loss/(income) attributable to noncontrolling interests	18.2	1.8	(71.5)

- Continuing operations	18.2	1.9	(71.6)
- Discontinued operations	—	(0.1)	0.1
Net (loss)/income attributable to Gold Fields shareholders	(247.9)	654.3	881.5
- Continuing operations	(268.4)	292.1	540.7
- Discontinued operations	20.5	362.2	340.8
BASIC (LOSS)/EARNINGS PER SHARE ($)
- Continuing operations	(0.36)	0.40	0.75
- Discontinued operations	0.03	0.50	0.47
DILUTED (LOSS)/EARNINGS PER SHARE ($)
- Continuing operations	(0.36)	0.40	0.74
- Discontinued operations	0.03	0.50	0.47
WEIGHTED AVERAGE NUMBER OF SHARES USED IN THE
- COMPUTATION OF BASIC (LOSS)/EARNINGS PER SHARE
- Continuing operations	742,606,726	727,459,457	722,376,228
- Discontinued operations	742,606,726	727,459,457	722,376,228
- COMPUTATION OF DILUTED (LOSS)/EARNINGS PER SHARE
- Continuing operations	742,606,726	730,723,950	730,787,498
- Discontinued operations	742,606,726	730,723,950	730,787,498
DIVIDEND PER SHARE ($)	0.08	0.50	0.24

The accompanying notes are an integral part of these consolidated financial statements

Gold Fields Limited

Consolidated Statements of Comprehensive Income

($ in millions unless otherwise noted)

	Fiscal Year Ended December 31,
	2013	2012	2011
Net (loss)/income	(266.1)	652.5	953.0
Other comprehensive loss	(746.5)	(190.6)	(1,008.9)
Changes in fair value of listed investments	1.6	14.5	(38.7)
Mark-to-market adjustment of listed investments [1]	(1.3)	18.7	(26.4)
Realized gain on disposal of listed investments	(7.4)	(14.7)	(12.8)
Impairment of listed investments	10.3	10.5	0.5
Foreign currency translation adjustment	(748.1)	(205.1)	(970.2)

Comprehensive (loss)/income	(1,012.6)	461.9	(55.9)

Comprehensive (loss)/income attributable to:
Gold Fields shareholders	(994.4)	424.6	(104.2)
Noncontrolling interests	(18.2)	37.3	48.3

	(1,012.6)	461.9	(55.9)

(1)	Includes deferred tax of $1.7 million (2012: $1.0 million and 2011: $2.8 million).

The accompanying notes are an integral part of these consolidated financial statements

Gold Fields Limited

Consolidated Balance Sheets

($ in millions unless otherwise noted)

	December 31, 2013	December 31, 2012
ASSETS
CURRENT ASSETS
Cash and cash equivalents	325.0	655.6
Assets held for sale	47.0	—
Receivables	272.6	522.7
Inventories	402.7	402.1
Short-term deferred income and mining taxes	29.0	—
Materials contained on heap leach pads	—	65.0

Total current assets	1,076.3	1,645.4

Property, plant and equipment, net	4,933.0	7,388.9
Goodwill	845.5	1,020.1
Deferred income and mining taxes	22.6	24.1
Materials contained on heap leach pads	109.0	111.8
Non-current investments	268.9	458.0

TOTAL ASSETS	7,255.3	10,648.3

LIABILITIES AND SHAREHOLDERS’ EQUITY

Accounts payable and provisions	445.0	734.0
Short-term deferred income and mining taxes	16.0	17.9
Interest payable	12.4	11.0
Royalties, income and mining taxes payable	34.6	192.1
Short-term loans and current portion of long-term loans	121.5	40.0

Total current liabilities	629.5	995.0
Long-term loans	1,938.6	2,321.2
Deferred income and mining taxes	309.3	901.8
Provision for environmental rehabilitation	269.2	373.6
Other non-current liabilities	10.9	13.9
Provision for post-retirement health care costs	—	2.1

Total liabilities	3,157.5	4,607.6

COMMITMENTS AND CONTINGENCIES - see notes 21 and 22

SHAREHOLDERS’ EQUITY
Share capital December 31, 2013 - 1,000,000,000 (December 31, 2012 - 1,000,000,000) authorized ordinary shares of 50 South African cents each. Shares issued December 31, 2013: 767,160,263 (December 31, 2012: 729,536,813)	62.9	61.0
Additional paid-in capital	4,439.0	5,452.3
Retained earnings	741.1	1,054.3
Accumulated other comprehensive loss	(1,249.0)	(653.0)

Gold Fields shareholders’ equity	3,994.0	5,914.6
Noncontrolling interests	103.8	126.1

Total equity	4,097.8	6,040.7

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	7,255.3	10,648.3

The accompanying notes are an integral part of these consolidated financial statements

Gold Fields Limited

Consolidated Statements of Changes in Shareholders’ Equity

($ in millions unless otherwise noted)

	Number of ordinary shares issued	Share capital	Additional paid-in capital	Retained earnings	Accumulated other comprehensive (loss)/income	Gold Fields’ shareholders equity	Noncontrolling interests	Total
BALANCE - DECEMBER 31, 2010	720,796,887	58.8	5,313.2	779.6	562.4	6,714.0	368.3	7,082.3
Net income	—	—	—	881.5	—	881.5	71.5	953.0
Dividends declared	—	—	—	(174.9)	—	(174.9)	(36.2)	(211.1)
Share-based compensation	—	—	66.4	—	—	66.4	—	66.4
Exercise of employee share options	3,794,629	0.3	6.2	—	—	6.5	—	6.5
Treasury shares	(856,330)	(0.1)	(11.2)	—	—	(11.3)	—	(11.3)
Purchase of noncontrolling interests	—	—	—	(713.7)	—	(713.7)	(341.9)	(1,055.6)
Other comprehensive loss	—	—	—	—	(985.7)	(985.7)	(23.2)	(1,008.9)
Receipt of funds from noncontrolling interests	—	—	—	—	—	—	31.0	31.0

BALANCE - DECEMBER 31, 2011	723,735,186	59.0	5,374.6	772.5	(423.3)	5,782.8	69.5	5,852.3
Net income / (loss)	—	—	—	654.3	—	654.3	(1.8)	652.5
Dividends declared	—	—	—	(364.2)	—	(364.2)	(8.5)	(372.7)
Share-based compensation	—	—	77.7	—	—	77.7	—	77.7
Exercise of employee share options	5,801,627	2.0	—	—	—	2.0	—	2.0
Purchase of noncontrolling interests	—	—	—	(8.3)	—	(8.3)	0.1	(8.2)
Other comprehensive loss	—	—	—	—	(229.7)	(229.7)	39.1	(190.6)
Receipt of funds from noncontrolling interests	—	—	—	—	—	—	27.7	27.7

BALANCE - DECEMBER 31, 2012	729,536,813	61.0	5,452.3	1,054.3	(653.0)	5,914.6	126.1	6,040.7
Net loss	—	—	—	(247.9)	—	(247.9)	(18.2)	(266.1)
Dividends declared	—	—	—	(61.2)	—	(61.2)	(1.1)	(62.3)
Sibanye Gold spin-off	—	—	(1,184.2)	—	150.5	(1,033.7)	—	(1,033.7)
Share-based compensation	—	—	45.1	—	—	45.1	—	45.1
Exercise of employee share options	8,905,790	0.4	—	—	—	0.4	—	0.4
Purchase of noncontrolling interests	—	—	—	(4.1)	—	(4.1)	(8.7)	(12.8)
Transactions with noncontrolling interests	—	—	—	—	—	—	(1.1)	(1.1)
Acquisition of Yilgarn South assets	28,717,660	1.5	125.8	—	—	127.3	—	127.3
Other comprehensive loss	—	—	—	—	(746.5)	(746.5)	—	(746.5)
Receipt of funds from noncontrolling interests	—	—	—	—	—	—	6.8	6.8

BALANCE - DECEMBER 31, 2013	767,160,263	62.9	4,439.0	741.1	(1,249.0)	3,994.0	103.8	4,097.8

The accompanying notes are an integral part of these consolidated financial statements

Gold Fields Limited

Consolidated Statements of Changes in Shareholders’ Equity (continued)

($ in millions unless otherwise noted)

The following is a reconciliation of the components of accumulated other comprehensive (loss)/ income for the periods presented:

	Share of equity investee’s other comprehensive income	Mark-to-market of listed investments	Foreign exchange translation	Accumulated other comprehensive (loss)/income
BALANCE - DECEMBER 31, 2010	(14.4)	17.1	559.7	562.4
Other comprehensive loss before reclassifications	—	(26.4)	(946.9)	(973.3)
Mark-to-market of listed investments	—	(26.4)	—	(26.4)
Foreign exchange translation	—	—	(946.9)	(946.9)
Other comprehensive loss reclassified to statement of operations	—	(12.3)	—	(12.3)
Realized gain on disposal of listed investments	—	(12.8)	—	(12.8)
Impairment of listed investments	—	0.5	—	0.5
Net current year other comprehensive loss	—	(38.7)	(946.9)	(985.6)

BALANCE - DECEMBER 31, 2011	(14.4)	(21.6)	(387.2)	(423.2)
Other comprehensive income/(loss) before reclassifications	—	18.7	(244.3)	(225.6)
Mark-to-market of listed investments	—	18.7	—	18.7
Foreign exchange translation	—	—	(244.3)	(244.3)
Other comprehensive loss reclassified to statement of operations	—	(4.2)	—	(4.2)
Realized gain on disposal of listed investments	—	(14.7)	—	(14.7)
Impairment of listed investments	—	10.5	—	10.5
Net current year other comprehensive income/(loss)	—	14.5	(244.3)	(229.8)

BALANCE - DECEMBER 31, 2012	(14.4)	(7.1)	(631.5)	(653.0)
Other comprehensive loss before reclassifications	—	(1.3)	(748.1)	(749.4)
Mark-to-market of listed investments	—	(1.3)	—	(1.3)
Foreign exchange translation	—	—	(748.1)	(748.1)
Other comprehensive income reclassified to statement of operations	—	2.9	—	2.9
Realized gain on disposal of listed investments	—	(7.4)	—	(7.4)
Impairment of listed investments	—	10.3	—	10.3
Net current year other comprehensive income/(loss)	—	1.6	(748.1)	(746.5)
Reclassification from accumulated other comprehensive (loss)/income- Sibanye Gold Spin-off	—	—	150.5	150.5

BALANCE - DECEMBER 31, 2013	(14.4)	(5.5)	(1,229.1)	(1,249.0)

The accompanying notes are an integral part of these consolidated financial statements

Gold Fields Limited

Consolidated Statements of Cash Flows

($ millions unless otherwise noted)

	Fiscal Year Ended December 31,
	2013	2012	2011
CASH FLOWS FROM OPERATIONS
Net (loss)/income from continuing operations	(286.6)	290.2	612.3
Reconciled to net cash provided by operations:
- Share of equity investees’ profits	18.4	63.1	0.8
- Impairment of investment in equity investee	—	—	6.8
- Deferred income and mining taxes	(59.4)	5.5	40.0
- Profit on disposal of investments	(17.8)	(27.6)	(12.8)
- Impairment of listed investments	10.3	10.5	0.5
- Asset impairments and write-offs	215.3	41.6	9.5
- Depreciation and amortization	568.5	425.8	421.4
- (Profit)/loss on disposal of property, plant and equipment	(10.2)	(0.2)	1.0
- Share-based compensation	40.5	45.5	33.4
- Accretion expense on provision for environmental rehabilitation	10.4	13.9	11.1
- Finance expense capitalized	(18.3)	(13.0)	(9.3)
- Other	(2.6)	(10.5)	(7.4)
- Cash portion of share of equity investee loss	(18.4)	(50.1)	—
Changes in operating assets and liabilities:
- Receivables	140.7	(109.2)	(33.7)
- Inventories and heap leach pads	(11.0)	(81.6)	(158.1)
- Accounts payable and provisions	(121.3)	110.7	78.1
- Royalties, income and mining taxes payable	(142.5)	22.8	43.6

NET CASH PROVIDED BY CONTINUING OPERATIONS	316.0	737.4	1,037.2
NET CASH PROVIDED BY DISCONTINUED OPERATIONS	30.9	409.5	870.3

NET CASH PROVIDED BY OPERATIONS	346.9	1,146.9	1,907.5

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment	(543.7)	(943.4)	(748.2)
Proceeds on disposal of property, plant and equipment	10.4	1.4	3.2
Yilgarn South asset purchase	(135.0)	—	—
Investment in the Far South East Project	—	(110.0)	(66.0)
Investment in the Mankayan Project - Bezant Resources	(10.0)	—	(7.0)
Purchase of listed investments	(3.5)	(0.8)	(0.1)
Proceeds on sale of listed investments	35.0	65.4	13.7
Investment in environmental trust funds	(15.4)	(3.3)	(2.7)

NET CASH UTILIZED IN INVESTING ACTIVITIES - CONTINUING OPERATIONS	(662.2)	(990.7)	(807.1)
NET CASH UTILIZED IN INVESTING ACTIVITIES - DISCONTINUED OPERATIONS	(54.9)	(381.8)	(416.2)

NET CASH UTILIZED IN INVESTING ACTIVITIES	(717.1)	(1,372.5)	(1,223.3)

CASH FLOWS FROM FINANCING ACTIVITIES
Long and short-term loans raised	3,177.7	936.3	1,111.2
Long and short-term loans repaid	(2,971.3)	(975.9)	(597.9)
Increase in noncontrolling interests funding	6.8	27.7	31.0
Purchase of noncontrolling interests	(12.8)	(10.8)	(1,055.6)
Dividends paid to Company shareholders	(61.2)	(364.2)	(174.9)
Dividends paid to noncontrolling interests	(1.1)	(11.5)	(41.9)
Payment to South African Equity interests in South Deep	(2.2)	(2.5)	(3.0)
Ordinary shares issued	0.8	2.0	6.5
Cash transferred on spin-off of Sibanye Gold	(106.4)	—	—

NET CASH PROVIDED BY/(UTILIZED IN) FINANCING ACTIVITIES - CONTINUING OPERATIONS	30.3	(398.9)	(724.6)
NET CASH PROVIDED BY FINANCING ACTIVITIES - DISCONTINUED OPERATIONS	39.0	514.7	—

NET CASH PROVIDED BY/(UTILIZED IN) FINANCING ACTIVITIES	69.3	115.8	(724.6)
EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	(29.7)	21.4	(25.1)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(330.6)	(88.4)	(65.5)
CASH AND CASH EQUIVALENTS - beginning of the year	655.6	744.0	809.5

CASH AND CASH EQUIVALENTS - end of year	325.0	655.6	744.0

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

On November 29, 2012, Gold Fields announced the creation of a new South African gold mining company through the listing and subsequent unbundling of its 100% owned subsidiary, Sibanye Gold Limited (“Sibanye Gold”), formerly known as GFI Mining South Africa Proprietary Limited, which holds the KDC and Beatrix gold mines as well as various service companies. The separation of Sibanye Gold from Gold Fields is referred to as the Spin-off. The board of directors of Gold Fields, or the Board, passed the resolution necessary to implement the Spin-off on December 12, 2012 and the Spin-off was completed on February 18, 2013. Refer to notes 3(a) and 9.1.

2	SIGNIFICANT ACCOUNTING POLICIES

The following are accounting policies used by the Group which have been consistently applied for all periods presented:

(a)	USE OF ESTIMATES: The preparation of the consolidated financial statements in conformity with United States generally accepted accounting principles, or U.S. GAAP, requires the Group’s management to make estimates and assumptions about current and future events that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.

Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases actuarial techniques. Actual results ultimately may differ from those estimates.

The more significant areas requiring the use of management estimates and assumptions relate to mineral reserves that are the basis of future cash flow estimates and unit-of-production depreciation, depletion and amortization calculations; environmental, reclamation and closure obligations; estimates of recoverable gold and other materials in heap leach pads; asset impairments (including impairments of goodwill, long-lived assets, and investments); write-downs of inventory to market; other employee benefit liabilities (including valuation of share-based compensation); valuation allowances for deferred tax assets; unrecognized tax benefits; reserves for contingencies and litigation; the fair value of assets acquired and liabilities assumed in business combinations and the fair value and accounting treatment of financial instruments.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

2	SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)	CONSOLIDATION: The Group’s financial statements include the financial statements of the Group, and its subsidiaries, and its share of results of investments in equity investees. A company in which the Group has, directly or indirectly, through subsidiary undertakings, a controlling interest is classified as a subsidiary undertaking. In addition, the Company reviews its relationships with other entities to assess if the Company is the primary beneficiary of a variable interest entity. If the determination is made that the Company is the primary beneficiary, then that entity is consolidated from the date that the Company was deemed to have become the primary beneficiary. The results of subsidiaries acquired or disposed of are included in the Group statements from the effective dates of acquisition or excluded from such statements as from the effective dates of disposal. Investments in companies which the Company does not control, but where it has the ability to exercise significant influence or joint control over their operating and financial policies, are accounted for by the equity method.

Inter-company transactions and balances are eliminated on consolidation. Gains or losses that arise from a change in the Group’s interest in subsidiaries or equity investees’ are recognized in equity.

(c)	GOODWILL: The Group accounts for its business acquisitions under the acquisition method of accounting. The total value of the consideration paid for acquisitions is allocated to the underlying net assets acquired, based on their respective estimated fair values determined by using internal or external valuations. Any excess between the purchase price and the fair value of the attributable net assets of subsidiaries and associates at the date of acquisition is capitalized as goodwill.

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

(d)	(i)

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

result of converting the South African Rand and the Australian dollar to U.S. dollars (reporting currency) are included as a separate component of Accumulated Other Comprehensive Income.

(e)	PROPERTY, PLANT AND EQUIPMENT

(i)	MINING ASSETS: Mining assets, including mine development costs and mine plant facilities, are recorded at cost.

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

(f)	INCOME TAXES: Deferred taxation is calculated on the comprehensive basis using the balance sheet (assets and liabilities) approach. Deferred tax liabilities and assets are recognized by applying expected tax rates to the temporary differences existing at each reporting date between the tax values and their carrying amounts. These temporary differences are expected to result in taxable or deductible amounts in determining taxable profits for future periods when the carrying amount of the asset is recovered or the liability is settled. The effect on deferred tax of any changes in tax rates is recognized in net income or loss during the period in which the change occurs.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

2	SIGNIFICANT ACCOUNTING POLICIES (continued)

The principal temporary differences arise from depreciation on property, plant and equipment, provisions, unutilized capital allowances and tax losses carried forward. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets if it is more likely than not that such assets will not be realized.

The Group recognizes interest and penalties on income taxes, if any, in net income or loss as part of income tax expense.

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

(k)

HEDGING: All derivatives are recognized on the balance sheet at their fair value, unless they meet the criteria for the normal purchases normal sale exemption. On the date a derivative contract is entered

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

The Group formally documents all relationships between hedging instruments and hedged items at inception, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking derivatives designed as hedges to specific assets and liabilities or to specific firm commitments or forecasted transactions. The Group also formally assesses, both at the hedge inception date and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

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

Environmental liabilities, other than rehabilitation costs which relate to liabilities from specific events, are expensed as incurred.

(p)	ENVIRONMENTAL TRUST FUNDS: Contributions are made to the Group’s trust funds, created in accordance with statutory requirements, to fund the estimated cost of pollution control, rehabilitation and mine closure at the end of the life of the Group’s South African and Ghanaian mines. Contributions are determined on the basis of the estimated environmental obligation over the life of the mine. Income earned on monies paid to environmental trust funds is accounted for as investment income. The funds contributed to the trusts plus growth in the trust funds are included under investments on the balance sheet.

(q)	EMPLOYEE BENEFITS

(i)	PENSION AND PROVIDENT FUNDS: In South Africa, the Group operates a defined contribution retirement plan and contributes to a number of industry based defined contribution retirement plans. The retirement plans are funded by payments from employees and the Group.

Contributions to defined contribution funds are recognized in net income or loss as incurred.

(ii)	POST-RETIREMENT HEALTH CARE COSTS: Medical coverage is provided through a number of schemes. Post-retirement health care in respect of existing employees is recognized as an expense over the remaining service lives of the relevant employees.

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

(iii)	SHARE-BASED COMPENSATION PLANS: Compensation costs recognized in fiscal 2013, 2012 and 2011 include: a) compensation cost for all share-based payments granted prior to, but not yet vested as of July 1, 2005, based on the grant-date fair value estimated in accordance with the original provisions of ASC 718, Accounting for Stock- Based Compensation, and b) compensation cost for all share-based payments granted subsequent to June 30, 2005, based on the grant-date fair value estimated in accordance with the provisions of ASC 718, Stock-Based Compensation.

(r)	REVENUE RECOGNITION: Revenue arising from gold and by-product sales is recognized when the risks and rewards of ownership and title pass to the buyer under the terms of the applicable contract, the pricing is fixed and determinable and collectability is reasonably assured. Sales revenue excludes value-added tax but includes the net profit and losses arising from hedging transactions, which are designated as normal sales contracts.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

2	SIGNIFICANT ACCOUNTING POLICIES (continued)

Contracts for the sale of copper concentrate are provisionally priced—that is, the selling price is subject to final adjustment at the end of a period normally ranging from 30 to 90 days after delivery to the customer, based on market prices at the relevant quotation points stipulated in the contract.

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

(s)	DIVIDEND INCOME: Dividends are recognized when the right to receive payment is established.

(t)	INTEREST INCOME: Interest is recognized on a time proportion basis taking account of the principal outstanding and the effective rate to maturity on the accrual basis.

(u)	DIVIDENDS DECLARED: Dividends proposed are recognized only when the dividends are declared. Dividends are payable in South African Rand.

(v)	SEGMENT REPORTING: The Group is a gold mining company operating geographically in South Africa, Ghana, Australia and Peru. The business segments comprise geographical operations based on locations and operating units.

(w)	EARNINGS/(LOSS) PER SHARE is calculated based on the net income/(loss) divided by the weighted average number of common shares in issue during the period. Diluted earnings/(loss) per share is presented when the inclusion of potential ordinary shares has a dilutive effect on earnings/ (loss) per share.

(x)	DISCONTINUED OPERATIONS: A discontinued operation is a component of the Group that either has been disposed of, or that is classified as held for sale, and: (i) represents a separate major line of business or geographical area of operations that can be clearly distinguished from the rest of the Group in terms of operations and cash flows or (ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations. Generally, a major line of business is a segment or business unit. Results from discontinued operations until the date of disposal are presented separately as a single amount in the consolidated statements of operations together with any gain or loss from disposal. Results from operations qualifying as discontinued operations as of the balance sheet date for the latest period presented, that have previously been presented as results from continuing operations, are re-presented as results from discontinued operations for all periods presented. The financial information of discontinued operations is excluded from the respective captions in the consolidated statements of operations, cash flows and related notes for all years presented.

(y)	ASSETS HELD FOR SALE: Assets are classified as assets held for sale when their carrying amount is to be recovered principally through a sale transaction and a sale is considered highly probable.

(z)	COMMITMENTS AND CONTINGENCIES: Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

2	SIGNIFICANT ACCOUNTING POLICIES (continued)

RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

Balance sheet

During December 2011, the Accounting Standards Codification, or ASC guidance related to disclosures about offsetting assets and liabilities was updated. The amendments require an entity to disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its financial position, and to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under IFRS. The amendments are effective for annual periods beginning January 1, 2013, and interim periods within those annual periods. Retrospective application is required. The Group implemented the provisions of ASU 2011-11 as of January 1, 2013. The updated guidance did not impact Gold Fields’ financial statements.

Comprehensive Income

In February 2013, the ASC guidance related to reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income was updated. The amendments require an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income, either on the face of the statement of operations or in the notes, if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income in the same reporting period. For other amounts not required by U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures which provide additional information about the amounts. The guidance is effective prospectively for reporting periods beginning after December 15, 2012. As this guidance provides only presentation requirements, the adoption of this standard did not impact Gold Fields’ results of operations, cash flows or financial position.

Recently issued accounting pronouncements not yet adopted

Liabilities

During February 2013, the ASC guidance related to liabilities: obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date was updated. The update requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed as the sum of the amount the entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the entity expects to pay on behalf of its co-obligors. The new standard is effective for fiscal years ending after December 15, 2014 and interim and annual periods thereafter. The update is to be applied retrospectively to all prior periods presented for those obligations resulting from joint and several liability arrangements within the update’s scope that exist at the beginning of an entity’s fiscal year of adoption. Gold Field’s will implement the provisions of the new standard as of January 1, 2014. Gold Fields does not expect that the updated guidance will impact its financial statements.

Income Taxes

During July 2013, the ASC guidance related to income taxes: presentation of an unrecognized tax benefit when a net operating loss carry forward, a similar tax loss, or a tax credit carry forward exists

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

2	SIGNIFICANT ACCOUNTING POLICIES (continued)

was updated. The update requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carry forward, a similar tax loss, or a tax credit carry forward. The update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The new standard is to be applied prospectively but retrospective application is permitted. Gold Field’s will implement the provisions of ASU 2013-11 as of January 1, 2014. Gold Fields does not expect that the updated guidance will impact its financial statements.

3.	ACQUISITION AND DISPOSAL OF BUSINESSES

(a)	Sibanye Gold Spin-off

On February 18, 2013, Gold Fields completed the separation of its wholly-owned subsidiary, Sibanye Gold (formerly known as GFI Mining South Africa, or GFIMSA), which includes the KDC and Beatrix mining operations. The Spin-off was achieved by way of Gold Fields making a distribution on a pro rata basis of one Sibanye Gold ordinary share for every one Gold Fields share (whether held in the form of shares, American depositary receipts, or ADRs, or international depositary receipts) to Gold Fields shareholders, registered as such in Gold Fields’ register at close of business on February 15, 2013, in terms of section 46 of the South African Companies Act and section 46 of the South African Income Tax Act. The Board of Gold Fields passed the resolution necessary to implement the Spin-off on December 12, 2012. Sibanye Gold shares listed on the JSE, and on the NYSE on February 11, 2013. As of February 18, 2013, or the Spin-off Date, Gold Fields and Sibanye Gold were independent, publicly traded companies with separate public ownership, boards of directors and management. Refer note 9.1.

(b)	Far South East Project

On September 20, 2010, Gold Fields entered into option agreements with Lepanto Consolidated Mining Company, or Lepanto, a company listed in the Philippines, and Liberty Express Assets, or Liberty, a private holding company, to acquire a 60% interest in the undeveloped gold-copper Far Southeast, or FSE, deposit in the Philippines. The agreements provide Gold Fields with an option on FSE, during which time Gold Fields will conduct a major drilling program as part of a feasibility study on FSE. The option can be exercised at the later of 18 months from the option agreement date or the granting of a Foreign Technical Assistance Agreement to FSE, which allows for direct majority foreign ownership and control. As part of the agreement, Gold Fields was required to pay $10.0 million in option fees to Lepanto and $44.0 million as a non-refundable down-payment to Liberty upon signing of the option agreements, which payments were made during September 2010. During fiscal years ended December 31, 2011 and 2012, Gold Fields paid further non-refundable down-payments of $66.0 million and $110.0 million, respectively, to Liberty. The final payment of $110.0 million is payable at the expiration of the option period. The total pre-agreed acquisition price for a 60% interest in FSE, inclusive of all of the above payments, is $340.0 million. Refer note 14(c) for disclosure on FSE.

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

interest in the Guinaoang porphyry copper-gold deposit (the Mankayan project) located on Luzon Island in the Philippines, approximately four kilometres east of the FSE deposit.

Gold Fields paid an upfront non-refundable option fee of $7.0 million and was granted the option to acquire the entire issued share capital of Asean for $63.0 million. The option could have been exercised from the date upon which it is granted until expiry on January 31, 2013. During fiscal 2013, the option was extended to January 31, 2014 with a revised consideration of $60.5 million to be paid on future exercise of the option. In consideration for this extension, Gold Fields made a second non-refundable payment of $2.5 million. Gold Fields also purchased an associate stake in Bezant for $7.5 million in January 2013 (refer note 14(c)). In November 2013, Gold Fields relinquished the option ahead of its expiry date and the $9.5 million non-refundable option fee was written off.

(d)	Ghana Operations

On June 22, 2011, Gold Fields acquired the 18.9% minority stake of IAMGold Corporation, or IAMGold, in the Tarkwa and Damang gold mines in Ghana, for a cash consideration of $667.0 million, increasing Gold Fields’ interest in each of the Tarkwa and Damang gold mines from 71.1% to 90.0%, the remaining 10.0% interest being held by the goverment of Ghana.

(e)	Peru Operations

On March 22, 2011, Gold Fields Corona (BVI) Limited, a wholly owned subsidiary of Gold Fields, made a voluntary purchase offer to acquire the outstanding common voting shares and investment shares of Gold Fields La Cima S.A.A., or La Cima, that were not already owned. The offer closed on April 15, 2011. With the closing of the offer and with further purchases of shares after that date, Gold Fields’ effective economic shareholding in La Cima increased to 98.5% from 80.7% for a total cash consideration of $382.0 million. During fiscal 2012, Gold Fields purchased an additional 0.1% in La Cima for $0.8 million. During fiscal 2013, Gold Fields purchased an additional 0.93% in La Cima for $12.8 million, thereby increasing its shareholding to 99.53%.

La Cima holds the Cerro Corona mine in Peru.

(f)	Yilgarn South assets

On October 1, 2013, Gold Fields completed the acquisition of the Granny Smith, Lawlers and Darlot gold mines (collectively the Yilgarn South assets) in Western Australia, from Barrick Gold Corporation. Gold Fields acquired the assets for a total net consideration of $262.3 million after adjustments for working capital and employee entitlements. In accordance with the sale and purchase agreement, Gold Fields elected to satisfy half of the consideration by delivering 28.7 million of its common shares (which was based on the 5-day volume-weighted average price for the ADR’s trading on the NYSE prior to closing). The balance of $135.0 million (less a $30.0 million deposit paid on signing of the agreement) was paid from cash resources held by Gold Fields in Australia.

Taking control of the acquired mines has enabled the Group to increase its production profile in Australia and to obtain cost efficiencies through the integration of the Lawlers and the existing Agnew gold mines.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

3	ACQUISITION AND DISPOSAL OF BUSINESSES (continued)

(f)	Yilgarn South assets (continued)

In the three months to December 31, 2013, the Yilgarn South assets contributed revenue of $151.3 million and loss after tax was $4.1 million). The loss after tax was mainly due to transaction costs of $27.4 million. The disclosure of other information required by ASC 805-10-50-2 is impracticable as financial information for the acquired assets and liabilities under US GAAP was not available prior to the acquisition date.

The following summarises the major classes of consideration transferred, and the recognised amount of assets acquired and liabilities assumed at the acquisition date.

Consideration transferred	$ million
Equity instruments (28.7 million ordinary shares)	127.3
Cash	135.0

Total consideration	262.3

The fair value of the ordinary shares issued was based on the listed share price of the Company at October 1, 2013 of R44.8 per share.

Identified assets acquired and liabilities assumed	$ million
Property plant and equipment	348.0
Inventories	40.8
Prepayments	0.6
Finance lease liability	(4.3)
Provision for environmental rehabilitation	(55.0)
Trade and other payables	(46.7)
Leave pay accrual	(21.1)

Total identifiable net assets acquired	262.3

The Yilgarn South assets are subject to specific environmental regulations. The Group has conducted a preliminary assessment of the provision for environmental rehabilitation arising from these regulations, and has recognised a preliminary amount in its initial accounting. However, the Group will continue its assessment of these matters during the measurement period. As a result, the purchase price allocation has been prepared on a provisional basis.

If new information, obtained within one year from the acquisition date, about facts and circumstances that existed at the acquisition date identifies adjustments to the above amounts, or any additional provisions that existed at the acquisition date, then the acquisition accounting will be revised.

The Group incurred acquisition related costs of $27.4 million in respect of stamp duty on the transferred assets, due diligence and legal costs. These costs have been included under other expenses in the consolidated statement of operations.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

4.	ASSET IMPAIRMENTS AND WRITE-OFFS

	Fiscal Year Ended December 31,
	2013	2012	2011
Materials contained on heap leach pad	61.3	19.2	—
Stockpiles[1]	16.1	—	—
Consumables [1]	2.4	—	—
Heap leach inventory [2]	42.8	19.2	—
Property, plant and equipment	122.3	14.5	9.5
Yanfolila [3]	29.7	—	—
Heap leach assets [2]	20.2	10.1	—
Tarkwa expansion project [4]	4.6	—	—
Property, plant and equipment - other [5]	14.8	4.4	9.5
Damang - asset group [6]	53.0	—	—
Other	31.7	7.9	—
Tarkwa expansion project [4]	22.2	—	—
Non-refundable option payment to Bezant [7]	9.5	—	—
Biox - property, plant and equipment [8]	—	7.9	—

Total asset impairments and write-offs	215.3	41.6	9.5

(1)	Market value write-down of stockpiles at Damang of $16.1 million and consumables at Tarkwa of $2.4 million.
(2)	Write-down of inventory to market value due to the cessation of the heap leach operations as well as the write-off of related assets at Tarkwa (2012: cessation of heap leach operations at St Ives).
(3)	Following the Group’s decision to dispose of non-core projects, Yanfolila was classified as held for sale and, accordingly, valued at the lower of fair value less cost to sell or carrying value which resulted in an impairment. The fair value less cost to sell was based on offers received. The disposal is expected to be completed during fiscal 2014.
(4)	Write-off of assets due to the abandonment of the Tarkwa expansion project at Tarkwa.
(5)	Write-off of redundant assets at Tarkwa, Cerro Corona and Agnew. The charge in fiscal 2012 was due to the write-off of heavy mining machinery in Ghana. The charge in fiscal 2011 resulted from the decision to reassess the optimal processing methodology for the oxides at Cerro Corona, where the focus was on the evaluation of a heap leach operation to capture the value inherent in the oxide instead of a stand-alone oxide plant; the evaluation costs of which were written off in 2011.
(6)	As the undiscounted cash flows for Damang was less than its carrying value, the fair value of the asset group was calculated. The fair value of Damang was calculated using a combination of the market (comparable resource transactions) and the income (present value techniques) methods. The impairment was mainly due to the decrease in the gold price which impacted the life of mine plan.

The key assumptions used in the calculation were as follows:

- Real discount rate - 8%

- Long-term gold price per ounce - $1,300

- Resource valuation per ounce - $26

- 2013 life of mine years - 6

The fair value calculation is very sensitive to the gold price assumption and an increase or decrease in the gold price could materially change the fair value.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

4.	ASSET IMPAIRMENTS AND WRITE-OFFS (continued)

(7)	The US$9.5 million non-refundable option payment was written off due to the fact that Gold Fields relinquished the Mankayan option in connection with the Guinaoang property ahead of the January 31, 2014 expiry date.
(8)	The Group impaired its patented technology in fiscal 2012, known as the Biox process, which is used for the pretreatment of refractory ores and concentrates prior to gold recovery through conventional cyanide leaching techniques. The Group sold its Biox technology in 2013.

5.	FINANCE EXPENSE

	Fiscal Year Ended December 31,
	2013	2012	2011
Interest expense - preference share dividend	—	—	(1.3)
Interest expense	(90.7)	(68.6)	(60.3)

Total finance expense	(90.7)	(68.6)	(61.6)
Capitalized interest	18.3	13.0	9.3

	(72.4)	(55.6)	(52.3)

6.	OTHER EXPENSES

	Fiscal Year Ended December 31,
	2013	2012	2011
Stamp duty and other costs on the acquistion of the Yilgarn South assets (refer note 3 (f))	27.4	—	—
Facility charges [1]	23.5	—	—
Regulatory legal fees [2]	11.1	—	—
Other	42.2	37.9	47.3

Total other expenses	104.2	37.9	47.3

(1)	Facility costs on cancellation of the $1 billion and $500 million facilities associated with the spin-off of Sibanye Gold.
(2)	Legal fees paid as a result of the Gold Fields Board examination and regulatory investigation relating to the South Deep Black Economic Empowerment transaction.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

7.	INCOME AND MINING TAX EXPENSE

	Fiscal Year Ended December 31,
	2013	2012	2011
Current income taxes
South Africa	(16.1)	(14.5)	(16.4)
Ghana	(40.6)	(170.6)	(180.5)
Australia	(42.1)	(64.1)	(35.9)
Peru	(66.3)	(104.7)	(111.7)

Current income and mining taxes	(165.1)	(353.9)	(344.5)

Deferred income taxes
South Africa	14.2	24.2	5.5
Ghana	68.3	(36.8)	(12.0)
Australia	1.0	(4.8)	(51.3)
Peru	(24.1)	11.9	17.8

Deferred income and mining taxes	59.4	(5.5)	(40.0)

Total income and mining taxes	(105.7)	(359.4)	(384.5)

The Company’s pre-tax (loss)/income from continuing operations before impairment of equity investee and share of equity investees’ share of losses comprise:

	Fiscal Year Ended December 31,
	2013	2012	2011
South Africa	(348.7)	(169.5)	(124.9)
Ghana	(96.9)	441.6	624.9
Australia	111.0	156.5	258.8
Peru	153.4	259.6	241.1
British Virgin Islands	18.7	24.5	4.5

	(162.5)	712.7	1,004.4

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

7.	INCOME AND MINING TAX EXPENSE (continued)

	Fiscal Year Ended December 31,
	2013	2012	2011

South African mining tax on mining income, an income tax, is determined on a formula basis which takes into account the profit and revenue from mining operations during the period. Non-mining income is taxed at a standard rate. Deferred tax is provided at the estimated mining tax rate that will apply when the temporary differences reverse. The applicable tax rates are:

South Africa
Mining statutory rate	34.0%	34.0%	43.0%
Non-mining income standard tax rate	28.0%	28.0%	35.0%
Non-mining companies	28.0%	28.0%	28.0%
Ghana	35.0%	35.0%	25.0%
Australia	30.0%	30.0%	30.0%
Peru	30.0%	30.0%	30.0%
Major items causing the Group’s income tax provision to differ from the South African mining statutory rate were:
Tax on (loss)/income before tax, impairment of investment in equity investee and share of equity investees’ losses and discontinued operations at South African mining statutory rate	55.3	(242.3)	(431.9)
Rate adjustment to reflect company tax rates	25.5	17.1	213.8
South African mining tax formula rate adjustment	—	—	(25.9)
Valuation allowance raised against deferred tax assets	(1.1)	—	—
Reversal of valuation allowance previously raised against deferred tax assets [1]	—	58.2	20.6
Non-deductible expenditure [2]	(56.1)	(12.5)	(75.9)
Non-deductible exploration and feasibility and evaluation costs	(47.2)	(74.4)	(92.8)
Non-deductible share-based compensation	(11.5)	(12.9)	(10.3)
Non-deductible interest expense	(25.3)	(24.8)	(23.4)
Deferred tax adjustment on changes in tax rates at the South African (2013 and 2012) and Ghanaian operations in 2012 (2011: Peruvian operation)	(4.4)	(65.4)	9.1
Prior year adjustment to Cerro Corona deferred tax [3]	(29.5)	—	—
Other	(11.4)	(2.4)	32.2

Income and mining tax expense	(105.7)	(359.4)	(384.5)

(1)	During fiscal year ended December 31, 2012, the Group reversed a portion of the valuation allowance against unredeemed capital expenditure and net operating losses to the extent that there is sufficient future taxable income. In making this determination, the Group analyzed, amongst other things, the recent history of earnings and cashflows, forecasts of future earnings, the nature and timing of future deductions and benefits represented by deferred tax assets and the cumulative earnings for the last three years.
(2)

The December 31, 2013: $56.1 million (fiscal years ended December 31, 2012: $12.5 million and December 31, 2011: $75.9 million) non-deductible expenditure comprises mainly $13.3 million (fiscal years ended December 31, 2012: $6.0 million and December 31, 2011: $3.5 million) of impairments, $8.0 million (fiscal years ended December 31, 2012: $nil million and December 31, 2011: $nil million) of facility charges, $8.2 million (fiscal years ended December 31, 2012: $nil million and December 31, 2011: $nil million) of legal and consulting fees, $5.1 million (fiscal years ended December 31, 2012: $nil million and December 31, 2011: $nil million) of stamp duty on the Yilgarn South assets

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

7.	INCOME AND MINING TAX EXPENSE (continued)

acquistion, $9.4 million (fiscal years ended December 31, 2012: $12.8 million and December 31, 2011: $16.7 million) of various Peruvian non-deductible expenses and $nil relating to National stabilization levy in Ghana (fiscal years ended December 31, 2012: $nil and December 31, 2011: $35.9 million). There were no other individually significant amounts included in this line item.
(3)	In connection with the preparation of the consolidated financial statements for the year ended December 31, 2013, the Group identified an understatement in the calculation of its deferred tax liabilities related to its Cerro Corona operations in Peru. Deferred tax amounting to $29.5 million was incorrectly recognised in prior years on the basis differences related to foreign nonmonetary assets and liabilities that are remeasured from the local currency into the functional currency. As a result, the deferred tax liability at December 31, 2012 was understated by $29.5 million.

The Group has applied SEC Staff Accounting Bulletin (SAB) No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. SAB No. 108 states that registrants must quantify the impact of correcting all misstatements on all periods presented, including both the carryover (iron curtain method) and reversing (rollover method) effects of prior-year misstatements on the current-year financial statements, and by evaluating the misstatement measured under each method in light of quantitative and qualitative factors.

In accordance with accounting guidance presented in ASC 250-10 and SEC Staff Accounting Bulletin No. 99, Materiality, the Group assessed the materiality of the misstatement and concluded that it was not material to Group’s current-year financial statements, taken as a whole.

Under SAB No. 108, prior-year misstatements may be corrected in the current year provided that such correction does not result in a material misstatement to the current-year financial statements. Correcting current-year financial statements for such “immaterial errors” does not require previously filed reports to be amended. The Group has corrected the misstatement in the current-year financial statements as an “out-of-period” adjustment of $29.5 million.

(4)	No provision is made for the income tax effect that may arise on the remittance of unremitted earnings by certain foreign subsidiaries. It is management’s intention that these earnings will be permanently re-invested into future capital projects, maintenance capital and ongoing working capital funding requirements. In the event that the Group repatriated these earnings, income taxes and withholding taxes may be incurred. The determination of such taxes is subject to various complex calculations and, accordingly, the Group has determined that it is impractical to estimate the amount of deferred tax liability on such unremitted earnings.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

7.	INCOME AND MINING TAX EXPENSE (continued)

	December 31, 2013	December 31, 2012
Deferred income and mining tax liabilities and assets on the balance sheet as of December 31, 2013 and 2012 relate to the following:
Deferred income and mining tax liabilities
Mining assets	1,047.6	1,608.0
Investments held by environmental trust funds	2.7	45.3
Inventory	18.2	15.3
Other	19.5	13.1

Gross deferred income and mining tax liabilities	1,088.0	1,681.7

Provisions, including rehabilitation accruals	(103.7)	(144.6)
Tax losses	(159.8)	(183.0)
Unredeemed capital expenditure	(876.9)	(782.9)
Other	(4.1)	—

Gross deferred income and mining tax assets	(1,144.5)	(1,110.5)
Valuation allowance for deferred tax assets	330.2	324.4

Total deferred income and mining tax assets	(814.3)	(786.1)

Total deferred income and mining tax liabilities	273.7	895.6
Less: short-term portion of deferred income and mining tax liabilities	(16.0)	(17.9)
Less: short-term portion of deferred income and mining tax assets	29.0	—

Long-term portion of deferred income and mining taxes	286.7	877.7

Classified as:
Long-term liabilities	(309.3)	(901.8)
Long-term assets	22.6	24.1

The classification of deferred income and mining tax liabilities or assets as current or non-current is based on the related liability or asset creating the deferred tax. Deferred taxes not related to a specific liability or asset are classified based on the estimated period of reversal.

The Group has established a valuation allowance for certain deferred tax assets where cumulative losses require a valuation allowance, or where management believes that they will not be realized based on projections as of December 31, 2013 and December 31, 2012. The valuation allowance relates primarily to net operating loss carry-forwards for the entities below, except for GFI Joint Venture Holdings, or GFIJVH, which also include unredeemed capital expenditure.

	December 31, 2013	December 31, 2012
Orogen Investments SA (Luxembourg)	41.0	37.9
Gold Fields Arctic Platinum Oy	23.2	28.8
Living Gold (Pty) Limited [1]	—	4.8
GFI Joint Venture Holdings	266.0	252.3
Other	—	0.6

	330.2	324.4

(1)	Valuation allowance not raised at December 31, 2013 as it was distributed as part of the Sibanye Gold spin-off.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

7.	INCOME AND MINING TAX EXPENSE (continued)

As at December 31, 2013 and December 31, 2012, the Group had unredeemed capital expenditure available for deduction against future mining income at its operations as follows:

	December 31, 2013	December 31, 2012
Unredeemed capital expenditure:
Gold Fields Operations	692.3	724.3
GFI Joint Venture Holdings	1,779.9	1,885.4
Gold Fields La Cima [1]	450.9	506.8

	2,923.1	3,116.5

(1)	The estimated capital allowances do not have an expiration date. Gold Fields La Cima, or La Cima, currently has no tax losses available for utilization against future profits.

	December 31, 2013	December 31, 2012
Calculated tax losses:
Gold Fields Operations [1]	301.1	404.9
Gold Fields Group Services (Pty) Limited [1]	8.2	15.2
Abosso Goldfields Limited [2]	7.2	—
Orogen Investments SA (Luxembourg) [3]	140.4	126.3
Gold Fields Arctic Platinum Oy 4	94.8	95.9
Agrihold (Pty) Limited [1,5]	—	2.1
Living Gold (Pty) Limited [1,5]	—	17.1

	551.7	661.5

(1)	These future deductions may be utilized against income generated by the individual tax entity concerned and do not expire unless the tax entity ceases to commercially operate for a period longer than one year. Under South African mining tax ring-fencing legislation, each tax entity is treated separately and as such these deductions can only be utilized by the tax entities in which the deductions have been generated.
(2)	Tax losses may be carried forward for five years. These losses expire on a first-in-first-out basis.
(3)	The tax losses can only be used to offset future interest income generated by Orogen and can be carried forward indefinitely.
(4)	Tax losses may be carried forward for ten years. These losses expire on a first-in first-out basis.
(5)	Tax losses are not available at December 31, 2013 as they were distributed as part of the Sibanye Gold spin-off.

Tax years open for assessments
South Africa [1]	2003 - 2013
Ghana [2]	All years open
Australia [3]	2009 - 2013
Peru [4]	2008 - 2013

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

7.	INCOME AND MINING TAX EXPENSE (continued)

Notes:

(1)	The South African Tax legislation allows the Revenue Authorities to reopen assessments issued for a period of up to 3 years after the assessments were issued.
(2)	The Ghanaian Tax Authorities have the right to examine and, if necessary, amend the income tax determined by the relevant Group entity for any year without limitation to the years which may be reassessed.
(3)	The Australian Tax Authorities have the right to examine and, if necessary, amend the income tax determined by the relevant Group entity in the last four years, as from the date the tax returns have been filed.
(4)	The Peruvian Tax Authorities have the right to examine and, if necessary, amend the income tax determined by the relevant Group entity in the last four years, as from the date the tax returns have been filed.

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

8.	(LOSS)/EARNINGS PER SHARE

	Fiscal Year Ended December 31,
	2013	2012	2011
BASIC (LOSS)/EARNINGS PER SHARE
Net (loss)/income attributable to Gold Fields shareholders
- Continuing operations	(268.4)	292.1	540.7
- Discontinued operations	20.5	362.2	340.8

	(247.9)	654.3	881.5

Weighted average number of shares - continuing operations
Shares outstanding - beginning of year	729,536,813	723,735,186	720,796,887
Weighted average number of shares issued	13,069,913	3,724,271	1,579,341

Weighted average number of shares issued at the end of the year	742,606,726	727,459,457	722,376,228

Basic (loss)/earnings per share
- Continuing operations	(0.36)	0.40	0.75
- Discontinued operations *	0.03	0.50	0.47

*	Basic earnings per share from discontinued operations - US dollar

Basic earnings per share is calculated by dividing the profit attributable to ordinary shareholders from discontinued operations of $20.5 million (2012: $362.2 million and 2011: $340.8 million) by the weighted average number of ordinary shares in issue in fiscal 2013 of 742,606,726 (fiscal 2012: 727,459,457 and fiscal 2011: 722,376,228).

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

8.	(LOSS)/EARNINGS PER SHARE (continued)

	Fiscal Year Ended December 31,
	2013	2012	2011
DILUTED (LOSS)/EARNINGS PER SHARE
Net (loss)/income attributable to Gold Fields shareholders
- Continuing operations	(268.4)	292.1	540.7
- Discontinued operations *	20.5	362.2	340.8

	(247.9)	654.3	881.5

Weighted average number of shares – continuing operations
Weighted average number of shares issued at the end of the year	742,606,726	727,459,457	722,376,228
Effect of dilutive securities [1]	—	3,264,493	8,411,270

	742,606,726	730,723,950	730,787,498

Diluted (loss)/earnings per share
- Continuing operations	(0.36)	0.40	0.74
- Discontinued operations *	0.03	0.50	0.47

*	Diluted basic earnings per share from discontinued operations - US dollar

Diluted basic earnings per share is calculated on the basis of profit attributable to ordinary shareholders from discontinued operations of $20.5 million (2012: $362.2 million and 2011: $340.8 million) and 742,606,726 shares, being the diluted number of ordinary shares in issue in fiscal 2013 (fiscal 2012: 730,723,950 and fiscal 2011:730,787,498).

(1)	Dilutive securities comprise the dilutive effect of share options. Refer note 18 for details of share option schemes. In 2013, due to the loss from continuing operations, the effect of dilutive securities was not considered in the diluted (loss)/earnings per share calculation.

9.1	DISCONTINUED OPERATIONS

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

The distribution was a spin-off to Gold Fields shareholders and was accordingly accounted for at historical carrying amount of the net assets of Sibanye Gold. The total distribution amounted to $1,033.7 million.

The distribution met the requirements of a discontinued operation, since the operations and cash flows of Sibanye Gold have been eliminated from the on-going operations of the Group as a result of the distribution

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

9.1	DISCONTINUED OPERATIONS (continued)

and Gold Fields did not have any significant continuing involvement in the operation of Sibanye Gold after the distribution, and has been presented as such in these financial statements. Below is a summary of the results of the discontinued operation as well as the related assets and liabilities distributed.

	Fiscal Year Ended December 31,
	2013	2012	2011
Product sales	310.7	2,021.2	2,301.0
Costs and expenses	(285.7)	(1,737.8)	(1,797.6)

Income before tax and share of equity investee’s profits	25.0	283.4	503.4
Income and mining tax expense	(5.4)	67.5	(167.5)

Income before share of equity investee’s profits	19.6	350.9	335.9
Share of equity investee’s profits	0.9	11.4	4.8

Net income	20.5	362.3	340.7

Property, plant and equipment, net	1,987.3
Non-current investments	187.0
Current assets	285.4
Current liabilities	(234.8)
Non-current liabilities	(1,191.2)

Net carrying value	1,033.7
Net asset value distributed	(1,033.7)

Profit on distribution	—

9.2	ASSETS HELD FOR SALE

Following the decision to dispose of non-core projects, Arctic Platinum and Yanfolila were classified as held for sale and valued at the lower of fair value less cost to sell or carrying value. The disposals are expected to be completed during 2014.

December 31, 2013
Arctic Platinum	31.0
Yanfolila [1]	16.0

Total assets held for sale	47.0

(1)	Refer to note 4 for details on the impairments of this asset.

10.	RECEIVABLES

	December 31, 2013	December 31, 2012
Product sale trade receivables	110.9	240.6
Other trade receivables	16.7	32.8
Deposits	5.1	0.5
Value added tax	57.7	69.3
Interest receivable	—	0.4
Payroll debtors	3.7	11.3
Prepayments [1]	68.2	138.9
Other	10.3	28.9

	272.6	522.7

(1)	In 2012, prepayments included $7.0 milllion for the Bezant’s Mankayan Project.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

11.	INVENTORIES

	December 31, 2013	December 31, 2012
Ore stockpiles	88.0	76.5
Gold in-process	43.1	29.7
Consumable stores	269.9	295.2
Other	1.7	0.7

	402.7	402.1

12.	PROPERTY, PLANT AND EQUIPMENT

	December 31, 2013	December 31, 2012
Cost	7,731.7	12,868.5
Accumulated depreciation and amortization	(2,798.7)	(5,479.6)

	4,933.0	7,388.9

Mining properties, mine development costs, mine plant facilities and mineral interests	4,594.5	6,344.5
Asset retirement costs	86.4	119.3
Other non-mining assets	252.1	925.1

	4,933.0	7,388.9

Included in property, plant and equipment is cumulative capitalized interest, net of amortization, relating to the following assets:

	December 31, 2013	December 31, 2012
South African operations	61.6	45.5
Tarkwa Mine	12.9	13.5
Cerro Corona	67.6	71.6

	142.1	130.6

Depreciation charge on property, plant and equipment for continuing operations amounted to $568.5 million (fiscal year ended December 31, 2012: $425.8 million and fiscal year ended December 31, 2011: $421.4 million).

Fleet assets in Ghana with a cost of $80.7 million have been pledged as security for the $60 million senior secured revolving credit facility. Refer note 16(f).

13.	GOODWILL

	December 31, 2013	December 31, 2012
Balance at beginning of the year	1,020.1	1,075.4
Translation adjustment	(174.6)	(55.3)

Balance at end of the year	845.5	1,020.1

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

13.	GOODWILL (continued)

The goodwill arose on the acquisition of South Deep and was attributable to the upside potential of the asset, deferred tax and other factors. The total goodwill has been allocated to South Deep, being the reporting unit where it is tested for impairment.

Goodwill is tested for impairment on an annual basis at the end of each fiscal year or transition period. In addition, the Group reviews and tests the carrying value of assets when events or changes in circumstances suggest that the carrying amount of a reporting unit may not be recoverable.

For goodwill impairment testing purposes, Gold Fields estimated the fair value of the South Deep reporting unit. The process for determining fair value is subjective as gold mining companies typically trade at a market capitalization that is based on net asset value and requires management to make numerous assumptions. The net asset value represents a discounted cash flow valuation based on expected future cash flows. The expected future cash flows used to determine the fair value of the reporting unit are inherently uncertain and could materially change over time. They are significantly affected by a number of factors, including, but not limited to, reserves and production estimates, together with economic factors such as the long-term gold price and foreign currency exchange rates, estimates of production costs, future capital expenditure and discount rates. Therefore, it is possible that outcomes within the next fiscal year that are materially different from the assumptions used in the impairment testing process could require an adjustment to the carrying values.

Based on management’s assessment, no impairment to the goodwill was required at December 31, 2013. Management’s estimates and assumptions for the goodwill impairment test include:

- Long-term gold price used is R400,000 per kilogram, $1,300 per ounce at an exchange rate of R9.50 to $1.00,(2012: R400,000 per kilogram, $1,500 per ounce at an exchange rate of R8.29 to $1.00). The South Deep life of mine is estimated at 73 years (2012: 80 years);

- A range of nominal discount rates of 10.9% - 12.3% (2012:9.4% and 12.1%);

- Expected future operating costs and capital expenditures to produce proven and probable gold reserves based on mine plans that assume current plant capacity; and

- Expected cash flows associated with value beyond proven and probable reserves.

14.	NON-CURRENT INVESTMENTS

	December 31, 2013	December 31, 2012

Listed investments [a]	3.2	36.2
Unlisted investments	4.3	1.3
Investments held by environmental trust funds [b]	23.9	165.3
Equity investees [c]	237.5	254.4
Other investments	—	0.8

	268.9	458.0

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

14.	NON-CURRENT INVESTMENTS (continued)

(a)	Listed investments mainly consist of:

	December 31, 2013		December 31, 2012
	Number of shares	Market value, $ per share	Number of shares	Market value, $ per share
Northam Platinum	—	—	7,820,169	4.55
Radius Gold Incorporated	3,625,124	0.09	3,625,124	0.22
Gran Columbia Gold Corporation	63,410	0.78	1,585,274	0.36
Sibanye Gold	856,330	1.12	—	—
Orsu Metals Corp.	26,134,919	0.05	1,134,919	0.10
Clancy Exploration Ltd.	17,764,783	0.01	3,479,069	0.03

Details of the listed investments are as follows:

	December 31, 2013	December 31, 2012
Fair value	3.2	36.2
Less: Cost	3.4	24.8

Net unrealized (loss)/gain	(0.2)	11.4

The net (loss)/gain comprises:
Gross unrealized gains	0.2	11.7
Gross unrealized losses	(0.4)	(0.3)

	(0.2)	11.4

The gross unrealized loss comprises the following number of equity instruments none of which have been in a continuous unrealized loss position for more than 12 months:	3	4

Realized gain reclassified from equity on disposal of listed investments ($ million)	7.4	14.7

Investments acquired during fiscal 2013 comprised mainly Clancy Exploration Limited and some unlisted investments (fiscal year ended December 31, 2012: Cascadero Copper Corporation and Atacama Pacific Gold Corporation). Investments disposed during fiscal 2013 comprised mainly Northam Platinum Limited and Timpetra Resources Limited (fiscal year ended December 31, 2012: Evolution Mining Limited, GoldQuest Mining Corporation and Atacama Pacific Gold Corporation).

As a result of the disposal of investments, a realized gain on disposal of listed investments before tax of $7.4 million (2012: $14.7 million and 2011: $12.8 million) was reclassified out of accumulated other comprehensive income to net income and is included in profit on disposal of listed investments in the consolidated statement of operations.

(b)	The environmental trust funds are irrevocable trusts under the Group’s control. The monies in the trusts are invested primarily in interest bearing term deposits and the costs of these investments approximate their fair value. The investments provide for the estimated cost of rehabilitation during and at the end of the life of the Group’s South African and Ghanaian mines. While the asset is under the Group’s control, it is not available for the general purposes of the Group. All income from this asset is reinvested or spent to meet these obligations. These obligations are described in note 17, “Provision for Environmental Rehabilitation”.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

14.	NON-CURRENT INVESTMENTS (continued)

(c)	Equity investees comprise the following:

		Ownership %		Market value
Investment	Description of business	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Far South East	Exploration	40.0	40.0	*	*
Rusoro Mining Limited	Gold mining	26.4	26.4	3.3	6.3
Rand Refinery Limited	Refining of gold bullion and by-products	2.8	34.9	*	*
Bezant Resources Plc [1]	Exploration	21.6	—	5.1	—
Timpetra Resource Limited [2]	Resource exploration	1.8	21.8	0.1	1.0

*	- Not readily determinable
(1)	Gold Fields purchased a 21.6% shareholding in Bezant for $7.5 million in January 2013.
(2)	During 2013, 13.7 million shares out of the 15 million previously held were disposed of and due to the decrease in shareholding, Timpetra Resources Limited is no longer equity accounted. The remaining investment was reclassified to listed investments.

Carrying amount	December 31, 2013	December 31, 2012
Far South East	230.0	230.0
Rusoro Mining Limited	—	—
Rand Refinery Limited	—	23.7
Bezant Resources Plc	7.5	—
Timpetra Resource Limited	—	0.7

Total	237.5	254.4

Rusoro Mining Limited

The carrying value of the equity investment in Rusoro Mining Limited, or Rusoro:

	December 31, 2013	December 31, 2012
Opening balance	—	13.2
Share of losses recognized [1]	—	(13.4)
Other comprehensive income	—	0.2

Closing balance	—	—

(1)	The results of Rusoro for the Gold Fields’ fiscal year ended December 31, 2013 are for the twelve months to September 2013 (December 31, 2012: twelve months ended September 30, 2012).

Rusoro, a company listed on the TSX Venture Exchange, is a junior gold producer with a large land position in the Bolivar State gold region of southern Venezuela. Gold Fields’ interest in Rusoro remained unchanged at 26.4% at December 31, 2013 and 2012.

The Group acquired its interest in Rusoro on November 30, 2007.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

14.	NON-CURRENT INVESTMENTS (continued)

Rand Refinery Limited

The carrying value of the equity investment in Rand Refinery Limited, or Rand Refinery:

	December 31, 2013	December 31, 2012
Opening balance	23.7	12.9
Share of profit after taxation for continuing operations	—	0.7
Share of profit after taxation for discontinued operations	0.9	11.3
Spin-off of Sibanye Gold	(22.4)	—
Reclassification to unlisted investments	(2.5)	—
Translation	0.3	(1.2)

Closing balance	—	23.7

During the fiscal years ended December 31, 2013 and 2012, the Company did not receive dividends from Rand Refinery.

Rand Refinery acts as a sale and refining agent on behalf of the Company’s African operations. The market value of the Company’s investment in Rand Refinery is not readily determinable. Due to the spin-off of Sibanye Gold, the Group no longer equity accounts for the investment in Rand Refinery and it was reclassified to unlisted investments.

Far South East

Far South East Gold Resources Incorporated has a 31 December year end and has been equity accounted since April 1, 2012.

	December 31, 2013	December 31, 2012
Gold Fields interest in FSE on December 31, 2013 was 40.0% (2012: 40.0%).
Opening balance	230.0	—
Investment	—	230.0
Equity contribution	68.5	50.1
Share of accumulated losses brought forward	(50.1)	—
Share of losses recognized	(18.4)	(50.1)
Translation	—	—

Closing balance	230.0	230.0

Gold Fields paid $10.0 million in option fees to Lepanto Consolidated Mining Company during the 6 months ended December 31, 2010. In addition, Gold Fields paid non-refundable down payments of $66.0 million during the year ended December 31, 2011 and $44.0 million during the 6 months ended December 31, 2010 to Liberty Express Assets in accordance with the agreement concluded whereby the Group has the option to acquire 60% of FSE. On March 31, 2012, Gold Fields acquired 40% of the issued share capital of FSE by contributing a further $110.0 million in fiscal year ended December 31, 2012. FSE has no revenues or significant assets or liabilities, except for the rights to explore and eventually mine the property.

The remaining 20% option is not likely to be exercised until such time FSE obtains a Foreign Technical Assistance Agreement which allows for direct majority foreign ownership and control.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

15.	ACCOUNTS PAYABLE AND PROVISIONS

	December 31, 2013	December 31, 2012
Trade payables	141.2	220.5
Accruals	173.8	352.0
Payroll and other compensation	55.1	57.8
Leave pay accrual	42.9	73.8
Short-term portion of the South Deep Dividend liability	1.9	2.3
Stamp duty due on acquisition of Yilgarn South assets	15.0	—
Other	15.1	27.6

	445.0	734.0

16.	SHORT-TERM AND LONG-TERM LOANS

	December 31, 2013	December 31, 2012
Collateralized
- Split-tenor revolving credit facility [a]	—	—
- $500 million syndicated revolving credit facility [b]	—	104.0
- $200 million non-revolving senior secured term loan [c]	70.0	110.0
- $1 billion notes issue [d]	990.0	988.8
- $1 billion syndicated revolving credit facility [e]	—	666.0
- $60 million senior secured revolving credit facility [f]	35.0	—
- $1,440 million term loan and revolving credit facility [g]	773.5	—
- R1,500 million Nedbank revolving credit facility [h]	145.1	—
Uncollateralized
- Other loans [i]	46.5	492.4

	2,060.1	2,361.2
Short-term loans and current portion of long-term loans *	(121.5)	(40.0)

Total long-term loans	1,938.6	2,321.2

*	At December 31, 2012, the maturity of the loans was updated to reflect post year-end refinancing terms.

(a) Split-tenor revolving credit facility

On May 16, 2007, Sibanye Gold, Orogen and GFO entered into a $750 million split-tenor revolving credit facility. The Split-tenor facility consisted of a $250 million 364-day revolving tranche (“Facility A”) and a $500 million five-year revolving tranche (“Facility B”). Facility A and B have since expired, as explained below.

Borrowings under Facility A bore interest at LIBOR plus a margin of 0.25% per annum while borrowings under Facility B bore interest at LIBOR plus a margin of 0.30% per annum.

The outstanding borrowings of Orogen at December 31, 2011 were $500.0 million.

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

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

16.	SHORT-TERM AND LONG-TERM LOANS (continued)

	December 31, 2013	December 31, 2012
Opening balance	—	500.0
Loans repaid	—	(500.0)

Closing balance	—	—

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

On February 15, 2013, this facility was refinanced by drawing down under the $1,440 million term loan and revolving credit facility as detailed in (g). The facility was also cancelled on February 15, 2013.

Borrowings under the syndicated revolving loan facility were guaranteed by Gold Fields, Sibanye Gold, GF Holdings, Orogen, Newshelf and GFO.

The outstanding borrowings under this facility at December 31, 2013 were $nil (December 31, 2012: $104.0 million).

	December 31, 2013	December 31, 2012
Opening balance	104.0	—
Loans advanced	—	244.0
Loans repaid	(104.0)	(140.0)

Closing balance	—	104.0

(c) $200 million non-revolving senior secured term loan

On September 17, 2010, La Cima entered into a non-revolving senior secured term loan for up to $200.0 million with The Bank of Nova Scotia and Banco de Credito del Peru. The purpose of this facility was to repay the La Cima outstanding subordinated loans with its affiliates and to finance its working capital requirements. The loan bears interest at LIBOR plus a margin of 2.00% per annum.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

16.	SHORT-TERM AND LONG-TERM LOANS (continued)

On September 22, 2010, the lenders advanced $200 million to La Cima under this facility. The facility amount is repayble in 20 equal quarterly instalments of $10 million each. During fiscal year ended December 31, 2013, $40 million was repaid (fiscal year ended December 31, 2012: $40 million).

The final maturity of this facility is five years from the disbursement date.

The outstanding borrowings under this facility at December 31, 2013 were $70.0 million (December 31, 2012: $110.0 million).

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

	December 31, 2013	December 31, 2012
Opening balance	110.0	150.0
Loans repaid	(40.0)	(40.0)

Closing balance	70.0	110.0

(d) $1 billion notes issue

On September 30, 2010, Orogen issued $1,000,000,000 4.875% guaranteed notes, or the Notes, due October 7, 2020. The payment of all Notes is unconditionally and irrevocably guaranteed by Gold Fields Limited, Sibanye Gold, GFO and GF Holdings, or together, the Guarantors, on joint and several basis. The Notes and guarantees constitute direct, unsubordinated and unsecured obligations of Orogen and the Guarantors, respectively, and rank equally in right of payment among themselves and with all other existing and future unsubordinated and unsecured obligations of Orogen and the Guarantors, respectively.

The transaction costs of $13.6 million were deducted from the liability on initial measurement. These costs will unwind over the period of the Notes as an interest expense.

Gold Fields used a portion of the net proceeds of the offering of the Notes to repay certain existing indebtedness of the Group and the balance of the net proceeds for general corporate purposes.

An indemnity agreement (“the Indemnity Agreement”) has been entered into between the Guarantors, pursuant to which the Guarantors (other than Sibanye Gold) hold Sibanye Gold harmless from and against any and all liabilities and expenses which may be incurred by Sibanye Gold under or in connection with the Notes, including any payment obligations by Sibanye Gold to the noteholders or the trustee of the Notes pursuant to the guarantee of the Notes, all on the terms and subject to the conditions contained therein. The Indemnity Agreement will remain in place for as long as Sibanye Gold’s guarantee obligations under the Notes remain in place. In addition, for as long as Sibanye Gold remains a guarantor, Gold Fields is required to pay an annual guarantee fee to Sibanye Gold of 0.25% of the value of the Notes, payable semi-annually. This fee can vary based on Gold Fields credit rating.

	December 31, 2013	December 31, 2012
Opening balance	988.8	987.7
Unwinding of transaction costs	1.2	1.1

Closing balance	990.0	988.8

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

16.	SHORT-TERM AND LONG-TERM LOANS (continued)

(e) $1 billion syndicated revolving credit facility

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

On February 15, 2013, this facility was refinanced by drawing down under the $1,440 million term loan and revolving credit facility as detailed in (g). The facility was also cancelled on February 15, 2013. The outstanding borrowings under this facility at December 31, 2013 were $nil (December 31, 2012: $666.0 million).

Borrowings under the syndicated revolving loan facility were guaranteed by Gold Fields, Sibanye Gold, GF Holdings, Orogen, Newshelf and GFO.

	December 31, 2013	December 31, 2012
Opening balance	666.0	220.0
Loans advanced	—	666.0
Loans repaid	(666.0)	(220.0)

Closing balance	—	666.0

(f) $60 million senior secured revolving credit facility

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

In addition, the lenders are noted as first loss payees under the insurance contracts in respect of the Secured Assets and are assigned the rights under the maintenance contracts between certain suppliers of the Secured Assets. This facility is non-recourse to the rest of the Group. The outstanding borrowings for GF Ghana on December 31, 2011 were $50.0 million.

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

On May 10, 2013, Abosso drew down $20.0 million and on August 15, an additional $15.0 million.

The outstanding borrowings for GF Ghana on December 31, 2013 were $35.0 million (December 31, 2012 were $nil).

Subsequent to year end, the final maturity date of the outstanding borrowings under this facility amounting to $35.0 million was extended to May 21, 2014.

	December 31, 2013	December 31, 2012
Opening balance	—	50.0
Loans advanced	35.0	23.0
Loans repaid	—	(73.0)

Closing balance	35.0	—

(g) $1,440 million term loan and revolving credit facility

On November 28, 2012, Orogen, GFO and GFI Joint Venture Holdings (Pty) Limited, or GFIJVH (collectively “the Borrowers”) entered into a $900 million term loan and revolving credit facility, or the $900 million facility. The $900 million facility comprises a $450 million three-year term loan tranche, or Facility A and a $450 million five-year revolving tranche, or Facility B. In addition to the $900 million facility, Orogen, GFO and GFIJVH entered into a $600 million bridge loan to bond issue facility, or the US$ bridge facility. The $ bridge facility had a 21-month maturity.

The purpose of the $900 million facility is to refinance the existing $1 billion syndicated revolving credit facility and the $500 million syndicated revolving credit facility on the spin-off of Sibanye Gold in February 2013 and for general corporate and working capital purposes. The final maturity dates of Facility A and Facility B are November 28, 2015 and November 28, 2017, respectively, with the $ bridge facility maturing on August 28, 2014.

Subsequent to entering into the $900 million facility, the facility was syndicated to a wider bank group and received an oversubscription which allowed the Borrowers to increase the facility amount to $1,440 million on January 30, 2013, or the $1,440 million facility. Accordingly, the amounts of Facility A and Facility B both increased to $720 million. As a result of this oversubscription, the Borrowers cancelled the $ bridge facility on January 30, 2013.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

16.	SHORT-TERM AND LONG-TERM LOANS (continued)

On July 22, 2013, the agreement was amended and Facility A was decreased to a $100 million while a third $620 million revolving tranche, or Facility C was added. Facilty C matures on November 28, 2015.

Borrowings under Facility A bear interest at LIBOR plus an initial margin of 2.45% per annum, borrowing under Facility B bear interest at LIBOR plus an initial margin of 2.25% per annum and borrowings under Facility C bear interest at LIBOR plus an intitial margin of 2.00%. The initial margins detailed above are based on the current long term credit rating assigned to Gold Fields and could either increase or decrease depending on the changes in the long term credit rating of Gold Fields.

Where the utilization under Facility B is less than or equal to 33  1/3%, a utilization fee of 0.20% per annum will be payable on the amount of utilizations. Where the utilization under Facility B is greater than 33  1/3% and less than or equal to 66  2/3%, a utilization fee of 0.40% per annum will be payable on the amount of utilizations. Where the utilization under Facility B is greater than 66  2/3%, a utilization fee of 0.60% per annum will be payable on the amount of utilizations. Such utilization fee is payable quarterly in arrears. The borrowers are required to pay a quarterly commitment fee of 0.90% per annum under Facility B on the undrawn amount.

Where the utilization under Facility C is less than or equal to 33  1/3%, a utilization fee of 0.15% per annum will be payable on the amount of utilizations. Where the utilization under Facility C is greater than 33  1/3% and less than or equal to 66  2/3%, a utilization fee of 0.30% per annum will be payable on the amount of utilizations. Where the utilization under Facility C is greater than 66  2/3%, a utilization fee of 0.45% per annum will be payable on the amount of utilizations. Such utilization fee is payable quarterly in arrears. The borrowers are required to pay a quarterly commitment fee of 0.80% per annum under Facility C on the undrawn amount.

The facility was undrawn at December 31, 2012.

On February 15, 2013, the $1 billion and the $500 million syndicated revolving credit facilities were refinanced by drawing down $720.0 million under this facility.

On various dates during 2013, Orogen made additional drawdowns of $173.0 million under this facility. Orogen repaid $119.5 million on December 13, 2013 under this facility.

The outstanding balance under this facility at December 31, 2013 was $773.5 million and at December 31, 2012 $nil.

Borrowings under the $1,440 million facility are guaranteed by Gold Fields, GF Holdings, Orogen, GFO and GFIJVH.

	December 31, 2013	December 31, 2012
Loans advanced	893.0	—
Loans repaid	(119.5)	—

Closing balance	773.5	—

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

16.	SHORT-TERM AND LONG-TERM LOANS (continued)

(h) R1,500 million Nedbank revolving credit facility

On March 1, 2013, Nedbank, GFIJVH and GFO entered into a R1,500 million revolving credit facility. The purpose of the facility is to fund Gold Fields’ capital expenditure and general corporate and working capital requirements. The final maturity date of this facility is March 7, 2018.

The facility bears interest at JIBAR plus a margin of 2.50% per annum. The borrowers are required to pay a commitment fee of 0.85% per annum every six months on the undrawn amount.

On March 8, 2013, each of GFO and GFIJVH drew down $37.7 million under this facility. On each of June 10, 2013 and September 10, 2013 each of GFO and GFIJVH drew down an additional $17.2 million and $22.8 million, respectively, under this facility.

The outstanding balance under this facility at December 31, 2013 was $145.1 million and at 31 December 2012 $nil.

Borrowings under the facility are guaranteed by Gold Fields, GFO, GFH, Orogen and GFIJVH.

	December 31, 2013	December 31, 2012
Loans advanced	155.5	—
Translation adjustment	(10.4)	—

Closing balance	145.1	—

(i) Other loans

Short-term rand credit facilities: The Group utilized uncommitted loan facilities from some of the major banks to fund the capital expenditure and working capital requirements of the South African operations. The total draw downs for continuing operations were $2,094.2 million in fiscal year ended December 31, 2013 (fiscal year ended December 31, 2012: $3.3 million) and for discontinued operations $25.4 million in fiscal year ended December 31, 2013 (fiscal year ended December 31, 2012: $148.7 million). Total repayments for continuing operations were $2,041.8 million in fiscal year ended December 31, 2013 (fiscal year ended December 31, 2012: $2.9 million) and for discontinued operations $164.0 million in fiscal year ended December 31, 2013 (fiscal year ended December 31, 2012: $nil million).

The facilities were primarily utilized to recapitalize Sibanye Gold as part of the spin-off.

These facilities have no fixed terms, are short-term in nature and interest rates are market related. Borrowings under these facilities are guaranteed by Gold Fields.

On February 18, 2013, the outstanding borrowings of Sibanye Gold amounting to $142.4 million (R1,220 million) were refinanced by drawing down under the Rand bridge loan facilities as detailed below.

The outstanding borrowings of Gold Fields under these facilities at December 31, 2013 were $46.5 million (December 31, 2012: $142.4 million).

R3.5 billion long-term revolving credit facilities: Sibanye Gold and GFO, or the borrowers entered into various revolving credit facilities with some of the major banks with tenors between three and five years. The purpose of the facilities was to finance capital expenditure, general corporate and working capital requirements and to refinance existing borrowings.

The borrowers were required to pay a commitment fee of between 0.65% and 0.90% per annum on the undrawn and uncancelled amounts of the facilities, calculated and payable either quarterly or semi-annually in arrears.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

16.	SHORT-TERM AND LONG-TERM LOANS (continued)

In summary the facilities are:

- a R1.0 billion ($96.7 million) revolving credit facility entered into on December 9, 2009 and maturing June 30, 2013 at JIBAR plus 3.00%;

- a R500 million ($48.4 million ) revolving credit facility entered into on March 8, 2010 and maturing March 10, 2013 at JIBAR plus 2.85%; and

- a R2.0 billion ($193.4 million) revolving credit facility entered into on December 19, 2011 and maturing on December 17, 2016 at JIBAR plus 1.95%. This facility was cancelled on February 18, 2013.

On various dates during 2012, Sibanye Gold drew down R2.0 billion ($249.4 million) under the R2.0 billion revolving credit facility. On October 24, 2012, Sibanye Gold drew down R500.0 million ($58.3 million) under the R500.0 million revolving credit facility. On November 16, 2012, Sibanye Gold drew down a further R500.0 million ($58.3 million) under the R1.0 billion revolving credit facility.

The outstanding borrowings of Sibanye Gold under these facilities at December 31, 2012 were R3.0 billion ($350.0 million).

Borrowings under these facilities were guaranteed by Gold Fields, GF Holdings, GFO, Orogen, Newshelf and Sibanye Gold.

On February 18, 2013, these facilities were refinanced by drawing down under the Rand bridge loan facilities as detailed below and were also cancelled on February 18, 2013.

R1.0 billion long-term revolving credit facilities: GFO and GFIJVH, or the Borrowers entered into various revolving credit facilities with some of the major banks with three year tenors. The purpose of the facilities is to finance capital expenditure, general corporate and working capital requirements.

The Borrowers are required to pay a commitment fee of between 1.00% and 1.05% per annum on the undrawn and uncancelled amounts of the facilities, calculated and payable semi-annually in arrears.

In summary the facilities are:

- a R500.0 million ($48.4 million) revolving credit facility entered into on June 19, 2013 and maturing on June 20, 2016 at JIBAR plus 2.5%;

- a R500.0 million ($48.4 million) revolving credit facility entered into on December 20, 2013 and maturing on December 21, 2016 at JIBAR plus 2.75%;

Borrowings under these facilities are guaranteed by Gold Fields, GFO, GFH, Orogen and GFIJVH.

These facilities were unutilised during the year ended December 31, 2013.

Rand bridge loan facilities: On November 28, 2012, Sibanye Gold entered into a R6.0 billion term loan and revolving credit facilities to refinance Sibanye Gold’s debt as detailed above under the other rand long-term revolving credit facilities and the other rand short-term credit facilities on spin-off of Sibanye Gold, with the balance of the Rand bridge loan facilities to be used to fund Sibanye Gold’s ongoing capital expenditure, working capital and general corporate expenditure requirements.

The facility was undrawn at December 31, 2012.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

16.	SHORT-TERM AND LONG-TERM LOANS (continued)

On February 18, 2013, the date of spin-off, the rand revolving credit facilities and the short-term rand credit facilities were refinanced by Sibanye Gold drawing down under this facility.

Summary of other loans

	December 31, 2013	December 31, 2012
Opening balance	492.4	—
Loans advanced
- continuing operations	2,094.2	3.3
- discontinued operations	542.4	514.7
Loans repaid
- continuing operations	(2,041.8)	(2.9)
- discontinued operations	(503.4)	—
Spin-off of Sibanye Gold	(531.4)	—
Translation	(5.9)	(22.7)

Closing balance	46.5	492.4

Debt maturity ladder

The combined aggregate maturities of short and long-term loans for each of the next five years at December 31, 2013 and December 31, 2012 is tabulated below:

Maturity	December 31, 2013	December 31, 2012
1 year	121.5	40.0
2 years	750.0	532.4
3 years	—	750.0
4 years	53.5	50.0
5 years and thereafter	1,135.1	990.0

	2,060.1	2,362.4

At December 31, 2013, the Group was in compliance with its debt covenants.

At December 31, 2012: $142.4 million has been reclassified to long-term, even though they are considered short-term under the Short-term Rand facilities (i) as the Group refinanced these facilities as detailed in the Rand bridge loan facilities on February 18, 2013.

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

The Group has made, and expects to make in the future, expenditures to comply with environmental laws and regulations, but cannot predict the full amount of such future expenditures. Estimated future reclamation costs are based principally on legal and regulatory requirements. The following is a reconciliation of the total liability for environmental rehabilitation:

	December 31, 2013	December 31, 2012
Provision for environmental rehabilitation
Opening balance	373.6	336.9
Addition to liabilities - continuing operations	10.3	6.3
Addition to liabilities - discontinued operations	—	11.8
Liabilities settled - continuing operations	(2.5)	(2.7)
Accretion of liability - continuing operations	10.4	13.9
Accretion of liability - discontinued operations	2.2	14.3
Yilgarn South asset purchase	55.0	—
Spin-off of Sibanye Gold	(154.9)	—
Foreign currency translation adjustment	(24.9)	(6.9)

Balance at close	269.2	373.6

* South African, Ghanaian, Australian and Peruvian mining companies are required by law to undertake rehabilitation works as part of their ongoing operations. These environmental rehabilitation costs are funded as follows:

- Ghana - secured cash deposits (refer note 14) and reclamation bonds underwritten by banks to secure estimated costs of rehabilitation,

- South Africa - contributions into environmental trust funds (refer note 14) and guarantees,

- Australia - unconditional bank-guaranteed performance bonds to secure the estimated costs, and

- Peru - guarantees with annual deposits for proper compliance with the Mine Closure Plan.

The provision is calculated using the following undiscounted closure cost estimates:

	December 31, 2013	December 31, 2012
South Africa	33.3	246.6
Ghana	83.3	79.3
Australia	196.6	125.1
Peru	42.0	41.4

Total closure cost estimate	355.2	492.4

18.	EMPLOYEE BENEFIT PLANS

Retirement benefits

Contributions to the various retirement schemes are fully expensed during the year in which they are incurred. The cost of providing retirement benefits for the Company’s defined contribution plans for the fiscal year ended December 31, 2013 is $32.3 million (fiscal years ended December 31, 2012: $30.0 million for continuing operations and $62.8 million for discontinued operations and December 31, 2011: $22.0 million for continuing operations and $65.8 million for discontinued operations).

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

18.	EMPLOYEE BENEFIT PLANS (continued)

Share option schemes

The Company currently maintains the Gold Fields Limited 2012 Share Plan. The Company also maintains prior stock plans (the Gold Fields Limited 2005 Share Plan, the Gold Fields Limited 2005 Non-Executive Share Plan, the GF Management Incentive Scheme and the GF Non-Executive Director Share Plan ), but no longer grants awards under these plans. The details of these plans are discussed below.

The charge for share-based compensation has been recognized in the statement of operations under the captions production costs, corporate expenditure, exploration expenditure and other expenses. The cost for continuing operations the fiscal year ended December 31, 2013 is $40.5 million (fiscal years ended December 31, 2012: $45.5 million and December 31, 2011: $33.4 million) and for discontinued operations is $4.6 million (fiscal years ended December 31, 2012: $32.2 million and December 31, 2011: $33.0 million).

The following information on share-based compensation expense is available for each plan:

	December 31, 2013		December 31, 2012		December 31, 2011
	Continuing operations	Discontinued operations	Continuing operations	Discontinued operations	Continuing operations	Discontinued operations
(a) The Gold Fields Limited 2012 Share Plan
- Performance shares	18.8	1.1	13.1	7.6	—	—
- Bonus shares	11.9	0.8	8.7	5.0	—	—
(b) The Gold Fields Limited 2005 Share Plan
- Performance vesting restricted shares	8.4	2.4	19.9	17.9	28.4	30.4
- Performance allocated share appreciation rights	1.4	0.3	3.8	1.7	5.0	2.6

Total share-based compensation	40.5	4.6	45.5	32.2	33.4	33.0

Spin-off of Sibanye Gold : The rules of the share plans make provision for an adjustment to the number of shares in the event there is a variation in the issued share capital as a result of corporate action. The share plans require that the fair market value of an employee’s portfolio pre and post corporate action remain the same. In order to uphold this principle, an independent professional firm was contracted to provide a fairness opinion on the additional number of awards or changes to strike prices required to maintain the pre-spin-off value of the portfolios of employees as a result of the Sibanye spin-off, which resulted in additional awards. There was no incremental share-based compensation resulting from this modification. The modification affected all employees who participated in the various share option schemes pre-spin-off and who remained employed by the Group post-spin-off. Furthermore, employees who ceased to be employed by the Group as a result of the spin-off are treated as “good leavers” in terms of the rules of the share plans. Good leavers are entitled to the vested portion of their awards based on the period that the awards were held up to vesting date. The unvested portion is forfeited in terms of the rules of the share plans.

(a) The Gold Fields Limited 2012 Share Plan: At the annual general meeting on May 14, 2012 shareholders approved the adoption of the Gold Fields Limited 2012 Share Plan to replace the Gold Fields Limited 2005 Share Plan. The plan provides for two methods of participation, namely the Performance Share Method, or PS and the Bonus Share Method, or BS . This plan seeks to attract, retain, motivate and reward participating employees on a basis which seeks to align the interests of such employees with those of the Company’s shareholders.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

18.	EMPLOYEE BENEFIT PLANS (continued)

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

Details of the Performance shares and Bonus shares granted under this Plan are as follows:

	Number of Performance shares	Number of Bonus shares
Outstanding at December 31, 2011	—	—
Granted during the year	4,511,700	1,368,423
Exercised and released	—	(528,392)
Forfeited	(249,530)	(47,655)

Outstanding at December 31, 2012	4,262,170	792,376
Spin-off of Sibanye Gold - forfeited	(1,562,498)	(241,023)
Additional awards due to spin-off of Sibanye	396,229	—
Granted during the year	5,310,968	2,018,771
Exercised and released	(515,025)	(1,314,156)
Forfeited	(1,862,128)	(373,896)

Outstanding at December 31, 2013	6,029,716	882,072

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

18.	EMPLOYEE BENEFIT PLANS (continued)

None of the options above have vested at year end.

The Group uses the Monte-Carlo Simulation to value the Performance Shares. The inputs to the model for awards granted during the period were as follows:

	2013	2012
Weighted average historical volatility (based on a statistical analysis of the share price on a weighted moving average basis for the expected term of the option)	33.1%	36.4%
Expected term (years)	3.00	3.00
Dividend yield	4.60%	1.60%
Weighted average three year risk free interest rate (based on US interest rates)	0.20%	0.70%
Weighted average fair value - Rand	79.83	162.14

A future trading model is used to estimate the loss in value to the holders of Bonus Shares due to trading restrictions. The actual valuation is developed using a Monte-Carlo analysis of the future share price of Gold Fields:
Weighted average historical volatility (based on a statistical analysis of the share price on a weighted moving average basis for the expected term of the option)	32.0%	29.4%
Expected term (months)	9 - 18	9 - 18
Dividend yield	4.60%	2.70%
Weighted average three year risk free interest rate (based on SA interest rates)	4.10%	5.50%
Weighted average fair value - Rand	72.42	115.61

(b) The Gold Fields Limited 2005 Share Plan: At Gold Fields’ annual general meeting held on November 17, 2005, the shareholders approved The Gold Fields Limited 2005 Share Plan, or the 2005 Plan, under which employees, including executive directors, would be compensated going forward.

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

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

18.	EMPLOYEE BENEFIT PLANS (continued)

Details of the PVRS and SARS granted under this Plan are as follows:

	Number of PVRS	Number of SARS	Average price
			Rand	$
Outstanding at December 31, 2010	7,650,081	5,270,597	105.53	15.63
Granted during the period	3,165,342	1,638,484	119.17	16.51
Exercised and released	(2,559,552)	(1,247,317)	111.06	15.38
Forfeited	(886,759)	(631,621)	110.69	15.33

Outstanding at December 31, 2011	7,369,112	5,030,143	107.91	13.27
Exercised and released	(1,798,082)	(259,455)	106.36	12.99
Forfeited	(584,814)	(451,779)	117.14	14.30

Outstanding at December 31, 2012	4,986,216	4,318,909	107.37	12.53
Spin-off of Sibanye Gold—forfeited	(2,221,264)	(1,077,878)	106.58	11.99
Additional awards due to spin-off of Sibanye	538,562	465,346	95.34	10.72
Exercised and released	(1,857,614)	—	—	—
Forfeited	(214,929)	(554,649)	101.83	10.61

Outstanding at December 31, 2013	1,230,971	3,151,728	91.91	8.89

In terms of the 2005 Plan rules, PVRS are granted for no consideration, vest after three years from grant date and do not expire. None of the PVRS granted during fiscal years ended December 31, 2012, and December 31, 2011 were exercisable on December 31, 2013.

In terms of the 2005 Plan rules, SARS currently expire no later than six years from the grant date and vest three years after grant date. No SARS granted during the fiscal years ended December 31, 2012 and December 31, 2011 were exercisable on December 31, 2013. The average exercise price for SARS outstanding at December 31, 2013 was R91.91 ($8.89).

Included in the above are 2,095,543 (2012: 1,605, 403 and 2011: 1,199,703) vested SARS with an average instrument price of R85.97 (2012: R110.07 and 2011: R112.85).

At the time the 2005 Plan was first implemented, the release of PVRS was subject to, among other things, the Group’s relative performance on the Philadelphia XAU Index, or the XAU Index. In fiscal year ended June 30, 2008, it became evident that the XAU Index was not representative of Gold Fields’ peer competitors, as some of the companies in the XAU Index are not pure gold mining companies. Furthermore, since the selection of the XAU Index as a benchmark, a number of relatively small gold producers have been included in the XAU Index and again these cannot be regarded as representative of Gold Fields’ peer competitors. Accordingly, instead of using the XAU Index, Gold Fields’ performance is therefore measured against only five gold mining companies whom it believes can be regarded as its peer competitors.

During the years ended December 31, 2013 and December 31, 2012 some share appreciation rights’ expiry dates were extended to enable participants who were disadvantaged due to the closed period to be placed in an equitable position. There was no incremental share-based compensation resulting from this modification.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

18.	EMPLOYEE BENEFIT PLANS (continued)

The following executive directors were affected by the modification:

December 31, 2012	Number of options	Average instrument price R	Average instrument price $	Contractual life extended by (years)
NJ Holland	49,000	109.66	12.80	0.06
PA Schmidt	43,310	108.67	12.68	0.06

December 31, 2013	Number of options	Average instrument price R	Average instrument price $	Contractual life extended by (years)
NJ Holland	121,428	84.91	8.21	0.16
PA Schmidt	75,082	88.46	8.56	0.17

The following tables summarize information relating to the options outstanding at December 31, 2013 and December 31, 2012.

	Outstanding SARS at December 31, 2013
	Price range		Number of options	Contractual life	Weighted average exercise price
	Rand	$		(in years)	Rand	$
Range of prices	60.00 - 84.99	5.80 - 8.22	873,064	2.22	75.81	7.33
	85.00 - 109.99	8.23 - 10.64	1,217,915	0.90	93.10	9.00
	110.00 - 134.99	10.65 - 13.06	1,033,784	3.34	103.36	10.00
	135.00 - 159.99	13.07 - 15.47	26,965	4.01	118.45	11.46

Total			3,151,728	2.09	91.91	8.89

	Outstanding SARS at December 31, 2012
	Price range		Number of options	Contractual life	Weighted average exercise price
	Rand	$		(in years)	Rand	$
Range of prices	60.00 - 84.99	7.00 - 9.92	3,400	1.95	69.48	8.11
	85.00 - 109.99	9.93 - 12.83	2,625,234	2.52	99.45	11.60
	110.00 - 134.99	12.84 - 15.75	1,652,471	3.72	119.65	13.96
	135.00 - 159.99	15.76 - 18.67	37,804	5.01	136.29	15.90

			4,318,909	3.00	107.37	12.53

The PVRS have not been included in the table above as they vest automatically after three years and are granted for no consideration.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

18.	EMPLOYEE BENEFIT PLANS (continued)

The Group used the Black Scholes Model to value the SARS under the Gold Fields 2005 Share Plan. The inputs to the model for awards granted during the year, which resulted in incremental share-based compensation were as follows:

	Fiscal Year Ended December 31,	Fiscal Year Ended December 31,	Fiscal Year Ended December 31,
	2013	2012	2011
Weighted average exercise price - Rand	—	—	119.17
Weighted average expected volatility (based on a statistical analysis of the share price on a weighted moving average basis for the expected term of the option)	—	—	46.4%
Expected term (years)	—	—	5.90
Long-term expected dividend yield	—	—	1.70%
Weighted average risk free interest rate	—	—	6.90%
Weighted average fair value - Rand	—	—	51.66

The Group used the Monte-Carlo Simulation to value the PVRS under the Gold Fields 2005 Share Plan and the Gold Fields Limited 2005 Non-executive Share Plan. The inputs to the model for awards granted during the year, which resulted in incremental share-based compensation were as follows:

	Fiscal Year Ended December 31,	Fiscal Year Ended December 31,	Fiscal Year Ended December 31,
	2013	2012	2011
Weighted average expected volatility (based on a statistical analysis of the share price on a weighted moving average basis for the expected term of the option)	—	—	64.1%
Expected term (years)	—	—	3.0
Historical dividend yield	—	—	1.70%
Weighted average risk free interest rate (based on U.S. interest rate)	—	—	0.20%
Weighted average fair value - Rand	—	—	206.27

(c) GF Management Incentive Scheme: Prior to approval of The 2005 Plan, share options were available to executive officers and other employees, as determined by the Board of Directors under The GF Management Incentive Scheme. Options to purchase a total of 75,500 ordinary shares were outstanding under The GF Management Incentive Scheme as of December 31, 2012, none of which were held by the executive directors of Gold Fields. There are no outstanding options at December 31, 2013.

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

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

18.	EMPLOYEE BENEFIT PLANS (continued)

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

The first allocations were made under The 2005 Plan in March 2006 and no further allocations will be made under The GF Management Incentive Scheme from that date. A total of 5% of the Company’s issued ordinary share capital, being 35,309,563 shares as of December 31, 2013, is reserved for issuance under all the prevailing share schemes described above. This percentage may only be amended with the approval of shareholders in general meeting and the JSE.

For the convenience of the reader, the Rand amounts have been converted to U.S. dollars at the balance sheet rates for the respective fiscal years.

Details of the options granted under the GF Management Incentive Scheme are as follows:

	Number of Options	Average option price
		Rand	$
Outstanding at December 31, 2010	976,533	75.85	11.24
Exercised and released	(614,340)	72.33	10.02
Forfeited	(50,968)	118.63	16.43

Outstanding at December 31, 2011	311,225	73.48	9.04
Exercised and released	(204,570)	68.60	8.38
Forfeited	(31,155)	73.91	9.02

Outstanding at December 31, 2012	75,500	86.51	10.09
Spin-off of Sibanye Gold-forefeited	(28,100)	89.69	10.09
Exercised and released	(31,147)	59.21	6.17
Forfeited	(16,253)	92.93	9.68

Outstanding at December 31, 2013	—	—	—

In terms of the GF Management Incentive Scheme rules, options currently expire no later than seven years from the grant date and vest as follows: upon the second anniversary of the grant date, a third of the total option grant vests, and then annually upon future anniversaries of the grant date, a further third of the total option grant vests. Proceeds received by the Company from the exercise of options are credited to common stock and additional paid-in capital. All options under this Scheme have been exercised or lapsed during fiscal year ended December 31,2013.

No further allocations are being made under the GF Management Incentive Scheme in view of the Gold Fields Limited 2005 Share Plan. However, during the fiscal years ended December 31, 2012 and

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

18.	EMPLOYEE BENEFIT PLANS (continued)

December 31, 2011 some share option expiry dates were extended to enable participants who were disadvantaged due to closed periods to be placed in an equitable position. The incremental fair value of the modification was accounted for in each respective period.

The following tables summarize information relating to the options outstanding at December 31, 2012:

			Outstanding and exercisable options at December 31, 2012
			Number of options	Contractual life	Weighted average exercise price
	Rand	$		(in years)	Rand	$
Range of prices	60.00 - 84.99	7.00 - 9.92	34,500	0.36	66.07	7.71
	85.00 - 109.99	9.93 - 12.83	21,800	0.53	89.80	10.48
	110.00 - 134.99	12.84 - 15.75	14,000	0.04	111.66	13.03
	135.00 - 159.99	15.76 - 18.67	5,200	0.17	140.66	16.41

Total			75,500	0.33	86.51	10.09

Market prices of shares for which options were exercised during the fiscal year ended December 31, 2013 ranged from R53.03 to R106.87.

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

Details of the restricted shares granted under this Plan are as follows:

No. of restricted shares
Outstanding at December 31, 2010	98,878
Exercised and released	(56,978)

Outstanding at December 31, 2011	41,900
Exercised and released	(29,600)

Outstanding at December 31, 2012	12,300
Exercised and released	(12,300)

Outstanding at December 31, 2013	—

The restricted shares have not been split per range as they vested automatically after three years and were granted for no consideration.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

18.	EMPLOYEE BENEFIT PLANS (continued)

(d) The GF Non-Executive Director Share Plan: Prior to the approval of The 2005 Non-Executive Plan, share options were available to non-executive directors selected by the Non-Executive Directors Remuneration Committee. No member of the Non-Executive Directors Remuneration Committee could be a participant in The GF Non-Executive Director Share Plan. The GF Non-Executive Director Share Plan was adopted at the annual general meeting of shareholders on October 31, 2001. The exercise price of each ordinary share which is the subject of an option is the weighted average price of the ordinary shares on the JSE on the day immediately preceding the date on which the Non-Executive Directors Remuneration Committee resolves to grant the option.

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

There were no outstanding options granted under this plan at December 31, 2012 and 2013.

Following the approval of The 2005 Non-Executive Plan at the Annual General Meeting held on November 17, 2005 and the approval of the first allocations under that Plan at that meeting, no further allocations will be made under The GF Non-Executive Director Share Plan.

The following tables summarize information relating to the options outstanding at December 31, 2012 and 2013. For the convenience of the reader, the Rand amounts have been converted to U.S. dollars at the balance sheet rates for the respective fiscal years.

Details of the Plan are as follows:

	Number of Options	Average option price
		Rand	$
Outstanding as of December 31, 2010	36,700	79.37	11.76
Exercised and released	(36,700)	79.37	10.99

Outstanding as of December 31, 2011, 2012 and 2013	—	—	—

There were no options outstanding under the GF Non-Executive Director Share Plan as of December 31, 2012 and 2013.

The compensation cost related to awards not yet recognized in the statement of operations under all schemes amounts to $40.1 million and is to be spread over three years.

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

Concentration of labor

Three quarters of the Group’s total workforce is unionized (74%), but patterns of union participation vary considerably between locations. Each of the Group’s regions have the following levels of union participation within their workforce:

- Peru 14%

- Australia 0%

- South Africa 91%

- Ghana 95%

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

As at December 31, 2013 and 2012, Gold Fields did not hold any derivative instruments to protect its exposure to adverse movements in gold and copper commodity prices.

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

LME copper prices averaged $7,324 per ton during the year ended December 31, 2013 (fiscal years ended December 31, 2012: $7,951 and December 31, 2011: $8,836 per ton), compared with the Company’s recorded average provisional price, net of refining charges, of $6,575 per ton. The applicable 3 month

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

19.	DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE AND CREDIT RISK OF FINANCIAL INSTRUMENTS (continued)

copper price at December 31, 2013 was $7,142 per ton, before taking into account refining charges. During the fiscal year ended December 31, 2013, changes in copper prices resulted in a provisional pricing mark-to-market loss of $7.9 million (included in revenue) (fiscal years ended December 31, 2012 gain of $15.6 million and December 31, 2011 loss of $20.6 million).

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

The estimated fair values of the the Group’s financial instruments are:

	December 31, 2013		December 31, 2012
	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Cash and cash equivalents	325.0	325.0	655.6	655.6
Receivables	146.7	146.7	314.5	314.5
Non-current investments *	268.9	269.7	458.0	464.6

Financial liabilities
Long-term loans	1,938.6	1,794.4	2,321.2	2,322.4
Accounts payable and provisions	402.1	402.1	660.2	660.2
Interest payable	12.4	12.4	11.0	11.0
Short-term loans and current portion of long-term loans	121.5	121.5	40.0	40.0
Other non-current liabilities	10.9	10.9	13.9	13.9

*	Fair value determined by using cost for Rand Refinery Limited and Far South East due to a market value not being readily available.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

19.	DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE AND CREDIT RISK OF FINANCIAL INSTRUMENTS (continued)

The Group utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Group determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•

Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•

Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

The following table sets forth the Group’s financial assets measured at fair value by level within the fair value hierarchy. As required by Accounting Standard Codification, or ASC, fair value guidance, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value at December 31, 2013
	Total	Level 1	Level 2	Level 3
Assets:
Listed investments	3.2	3.2	—	—
Unlisted investments	4.3	—	—	4.3
Trade receivable from provisional copper concentrate sales, net	58.2	—	58.2	—

	65.7	3.2	58.2	4.3

	Fair value at December 31, 2012
	Total	Level 1	Level 2	Level 3
Assets:
Listed investments	36.2	36.2	—	—
Investments held by environmental trust funds	165.3	135.3	30.0	—
Unlisted investments	1.3	—	—	1.3
Trade receivable from provisional copper concentrate sales, net	149.9	—	149.9	—

	352.7	171.5	179.9	1.3

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

The Group’s financial instruments valued using pricing models are classified within level 2 of the fair value hierarchy. Where possible, the values produced by the valuation models are verified to market prices. Valuation models require a variery of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility and correlations of such inputs.

The table below sets forth a summary of changes in the fair value of our Level 3 financial assets.

	December 31, 2013	December 31, 2012

Balance at the beginning of the period	1.3	2.6
Additions	3.0	—
Unrealized (loss)/ gain	—	(1.3)

Balance at the end of the period	4.3	1.3

Derivative contracts

St Ives Gold Mining Company (Pty) Ltd entered into a Singapore Gasoil 10PPM FOB cash settle and swap transaction for 7,500 barrels per month effective June 1, 2013 until March 31, 2014 at a fixed price of $115.00 per barrel. 30,000 barrels with a mark-to-market value of $0.3 million were outstanding at the end of December 2013.

20.	ADDITIONAL CASH FLOW INFORMATION

		Fiscal year ended December 31,
		2013	2012	2011
(a)	Supplemental cash flow disclosures
	The following amounts were included in cash flows from operations:
	Royalties paid	99.9	112.4	97.2
	Income and mining taxes paid	298.2	334.1	299.3
	Interest paid before capitalization	89.4	68.6	61.6

(b)	Non cash-items
	Marked to market (loss)/gain of listed investments	(1.3)	18.7	(26.4)
	Sibanye Gold spin-off (refer note 9.1), excluding cash transferred	927.3	—	—
	Shares issued on acquisition of Yilgarn South assets (refer note 3(f))	127.3	—	—

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

21.	COMMITMENTS

	December 31, 2013	December 31, 2012
Capital commitments
Contracted for - discontinued operations	—	59.7
Contracted for - continuing operations	100.8	184.9
Lease commitments
Operating leases
Less than 12 months	2.9	3.8
12 - 36 months	3.8	6.2
36 - 60 months	0.6	1.5
After 60 months	1.0	—

Total	8.3	11.5

Included in net income are operating lease charges amounting to $4.5 million (fiscal year ended December 31, 2012: $3.9 million and fiscal year ended December 31, 2011: $2.9 million).

Guarantees and other commitments	0.1	0.5

The Group also provides environmental obligation guarantees with respect to its South African, Ghanaian and Australian operations. These guarantees, amounting to $121.1 million at December 31, 2013 (December 31, 2012: $193.8 million) have not been included in the amount of guarantees of $0.1 million (December 31, 2012: $0.5 million) because they are fully provided for under the related provision for environmental rehabilitation.

Capital commitments will be funded from internal cash resources and borrowings as necessary. All the contracted capital expenditure as at December 31, 2013 and December 31, 2012 relates to obligations within the next 12 months. The expenditure relates to mining development, infrastructure and hostel upgrades.

22.	CONTINGENT LIABILITIES

World Gold Council

Gold Fields is a member of the World Gold Council. In terms of the membership agreement, all members are responsible for certain costs, including ongoing costs on a three year rolling basis, winding up costs, if applicable, and various other contingent liabilities. Apportionment of liabilities to individual members, should they arise, is done proportionate to the member’s production relative to the total production of all members. To date, Gold Fields are not aware of any such claims or liabilities, and no claims have been made against Gold Fields.

Silicosis

The principal health risks associated with Gold Fields’ mining operations in South Africa arise from occupational exposure to silica dust, noise, heat and certain hazardous chemicals. The most significant occupational diseases affecting Gold Fields’s workforce include lung diseases (such as silicosis, tuberculosis, a combination of the two and chronic obstructive airways disease (“COAD”)) as well as noise induced hearing loss (“NIHL”). The Occupational Diseases in Mines and Works Act, 78 of 1973, or ODMWA, governs the compensation paid to mining employees who contract certain illnesses, such as

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

22.	CONTINGENT LIABILITIES (continued)

silicosis. In 2011 the South African Constitutional Court ruled that a claim for compensation under ODMWA does not prevent an employee from seeking compensation from its employer in a civil action under common law (either as individuals or as a class). While issues such as negligence and causation need to be proved on a case by case basis, it is possible that such ruling could expose Gold Fields to claims related to occupational hazards and diseases (including silicosis), which may be in the form of a class or similar group action. If Gold Fields were to face a significant number of such claims and the claims were suitably established against it, the payment of compensation for the claims could have a material adverse effect on Gold Fields’s results of operations and financial condition. In addition, Gold Fields may incur significant additional costs arising out of these issues, including costs relating to the payment of fees, levies or other contributions in respect of compensatory or other funds established (if any) and expenditures arising out of its efforts to resolve any outstanding claims or other potential action.

During 2012 and 2013, two court applications were served on Gold Fields and its subsidiaries (as well as other mining companies) by various applicants purporting to represent classes of mine workers (and where deceased, their dependants) who were previously employed by or who are employees of, amongst others, Gold Fields or any of its subsidiaries and who allegedly contracted silicosis and/or tuberculosis.

These are applications in terms of which the court is asked to certify a class action to be instituted by the applicants on behalf of the classes of affected people. According to the applicants, these are the first and preliminary steps in a process, where if the court were to certify the class action, the applicants will in the second stage, bring an action wherein they will attempt to hold Gold Fields and other mining companies liable for silicosis and/or tuberculosis and the resultant consequences. The applicants contemplate dealing in the second stage with what the applicants describe as common legal and factual issues regarding the claims arising for the whole of the classes. If the applicants are successful in the second stage, they envisage that individual members of the classes could later submit individual claims for damages against Gold Fields and the other mining companies. These applications do not identify the number of claims that could be instituted against Gold Fields and the other mining companies or the quantum of damages the applicants may seek.

Gold Fields has delivered notices of intention to oppose the applications and has instructed its attorneys to defend the claims.

The two class actions were consolidated into one application on October 17, 2013. The parties to the consolidated application agreed in a court-sanctioned process that the respondents in the application will deliver answering papers by the end of May 2014 with the applicants replying by the end of August 2014.

In addition to the consolidated application, an individual action has been instituted against Gold Fields and one other mining company in terms of which the Plaintiff claims R25.0 million in damages (and interest on that amount at 15.5% from May 2013 to date of payment and costs) arising from his alleged contraction of silicosis which he claims was caused by the defendants. Gold Fields has entered an appearance to defend the individual action and has pleaded to the claim. In January 2014 the plaintiff delivered an application to join three other mining companies (including the owners of Gold Fields’ South Deep operation) to the action. The Joinder application was granted on March 13, 2014 and Gold Fields will deliver a revised plea on behalf of the joined Gold Fields defendants.

The ultimate outcome of these matters cannot presently be determined and, accordingly, no adjustment for any effects on the Company that may result from these actions, if any, has been made in the consolidated financial statements.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

22.	CONTINGENT LIABILITIES (continued)

Randgold & Exploration summons

On August 21, 2008, Gold Fields Operations Limited, formerly known as Western Areas Limited (“WAL”), a subsidiary of Gold Fields Limited, received a summons from Randgold and Exploration Company Limited (“R&E”) and African Strategic Investment (Holdings) Limited. The summons claims that during the period that WAL was under the control of Brett Kebble, Roger Kebble and others, WAL assisted in the unlawfully disposal of shares owned by R&E in Randgold Resources Limited, or Resources, and Afrikander Lease Limited, now Uranium One.

The claims have been computed in various ways. The highest claims have been computed on the basis of the highest prices of Resources and Uranium One between the dates of the alleged thefts and March 2008 (between R 11 billion and R12 billion). The alternative claims have been computed on the basis of the actual amounts allegedly received by Gold Fields Operations to fund its operations (approximately R519 million).

It should be noted that the claims lie only against Gold Fields Operations Limited, whose only interest is a 50% stake in the South Deep mine. This alleged liability is historic and relates to a period of time prior to the Group purchasing the company.

Gold Fields Operations Limited’s assessment remains that it has sustainable defenses to these claims and, accordingly, Gold Fields Operation Limited’s attorneys were instructed to vigorously defend the claims.

The ultimate outcome of the claims cannot presently be determined and, accordingly, no adjustment for any effects on the Company that may result from these claims, if any, has been made in the consolidated financial statements.

Acid mine drainage

Gold Fields has identified incidences of Acid Mine Drainage (“AMD”), and the risk of potential short-term and long-term AMD issues, specifically at its Cerro Corona mine, its South Deep mine and, at currently immaterial levels, its Tarkwa, Damang and St Ives mines. AMD or acid rock drainage (“ARD”), collectively called acid drainage (“AD”) is formed when certain sulphide minerals in rocks are exposed to oxidising conditions (such as the presence of oxygen, combined with water). AD can occur under natural conditions or as a result of the sulphide minerals that are encountered and exposed to oxidation during mining or during storage in waste rock dumps, ore stockpiles or tailings dams. The acidic water that forms usually contains iron and other metals if they are contained in the host rock. Gold Fields has commissioned several technical studies to identify the steps required to prevent or mitigate AD at its facilities but none of these studies have allowed Gold Fields to generate a reliable estimate of the potential impact of AD on the Company. Gold Fields proactive approach to AD management includes Liquid Gold (a short and long-term water management strategy) at South Deep, as well as the investigation of various water treatments and/or mine rehabilitation options at its affected operations. Much of the design of the tailings and waste rock facilities at Cerro Corona were based on AD mitigation. Gold Fields also conducts acid base accounting to obtain a more detailed understanding of where the key potential AD risks are located at identified operations, thereby better informing appropriate short and long term mitigation strategies.

No adjustment for any effects on the Company that may result from AMD, if any, has been made in the consolidated financial statements other than through the Group’s normal rehabilitation provisions (refer note 17).

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

22.	CONTINGENT LIABILITIES (continued)

Native claim

St Ives Gold Mining Company Pty Ltd (“St Ives”), a subsidiary in the Group, which owns the St Ives Gold Mine in Western Australia successfully applied in December 2013 to be joined as a respondent party to proceedings brought in the Federal Court of Australia (the “Court”) by the Ngadju People for the purpose of that group seeking the determination of their native title rights over a wide area of land in the Goldfields region of Western Australia, which includes a number of mining tenements held by St Ives and transferred from Western Mining Corporation (“WMC”) in 2001.

The Proceedings (brought under the provisions of the Native Title Act 1993 (Cth)) have been run in two parts. In the first part, the Court made an interim finding (upheld on appeal by the State) that the Ngadju People have the requisite connection to land in order to hold native title. In the second part of the Proceedings, the Court has to decide the effect of certain interests (including mining interests) on native title (for example, whether or not native title is “extinguished” by the grant of those interests). It is this aspect of the Proceedings which directly involves St Ives.

There are a number of other respondent parties to the Proceedings who have interests within the claim area. They include other government entities (including the Commonwealth of Australia), pastoralists, and mining companies (including BHP Billiton Nickel West Pty Ltd (Nickel West)).

The Ngadju People have alleged that a number of tenements held by St Ives (and Nickel West) are invalid as against their native title interest, because the correct processes under the Native Title Act were not followed in relation to various dealings in relation to the tenements between 2001 and 2008, including the renewal and replacement of certain tenements.

The process that the Ngadju People allege was not followed is the “right to negotiate”. The right to negotiate requires the native title party, the State and the party obtaining the interest (in this case, St Ives) to negotiate and reach agreement prior to the grant of certain interests which affect native title. As a result, the Ngadju People claim that the tenements are invalid from a native title perspective. This does not, however, affect the validity of the underlying mining tenure.

The matter was heard by a single judge of the Federal Court on March 5-6, 2014. Gold Fields was represented by Senior Counsel, and vigorously defended its position, submitting that the relevant dealings did not require the right to negotiate to be followed, and that the tenements were, accordingly valid. The decision is not expected to be handed down for between 6 and 12 months. Any decision can thereafter be appealed by any of the parties to the full Federal Court.

Significantly, the Claimants have conceded in the course of the proceedings that historical petroleum tenure which existed over the entire claim area (including St Ives’ tenements), has extinguished its right of ‘exclusive possession native title’. This means that in the event of an adverse finding against Gold Fields (which is upheld on appeal), the Claimants do not have the right to enforce a right of exclusive possession over the area (to the exclusion of St Ives).

Gold Fields is satisfied that the risk of the Court making a finding of invalidity is mitigated by the opportunity to enter into a consensual agreement with the claimants that would validate any invalid leases. Any such agreement would almost certainly require the payment of significant compensation to the claimants.

The ultimate outcome of the claim cannot presently be determined and, accordingly, no adjustment for any effects on the Company that may result from the claim, if any, has been made in the consolidated financial statements.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

22.	CONTINGENT LIABILITIES (continued)

Regulatory Investigations

The Company has been informed that it is the subject of a regulatory investigation in the United States by the US Securities and Exchange Commission relating to the Black Economic Empowerment transaction associated with the granting of the mining license for its South Deep operation (the “BEE transaction”).

In South Africa, the Directorate for Priority Crime Investigation (the “Hawks”) has informed the Company that it has started a preliminary investigation into the BEE transaction to determine whether or not to proceed to a formal investigation, following a complaint by the Democratic Alliance MP Rupert Lorimer.

Given the early stage of these investigations, it is not possible to determine what the ultimate outcome of these investigations, any regulatory findings and any related developments may have on the Company.

Accordingly, no adjustment for any effects on the Company that may result from the outcome of these investigations, if any, has been made in the consolidated financial statements.

23.	LINES OF CREDIT

The Group has unused lines of committed credit facilities available amounting to $763.2 million at December 31, 2013 (December 31, 2012: $831.4 million) with the following expiry dates.

	December 31, 2013	December 31, 2012
- within one year	—	58.4
- later than one year and not later than two years	—	8.0
- later than two years and not later than three years	96.7	35.0
- later than three years and not later than five years	666.5	730.0

	763.2	831.4

24.	RELATED PARTY TRANSACTIONS

None of the directors or officers of Gold Fields or any associate of such director or officer is currently or has been at any time during the past three fiscal years indebted to Gold Fields.

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

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

24.	RELATED PARTY TRANSACTIONS (continued)

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

25.	SUBSEQUENT EVENTS

Final dividend

On February 13, 2014, Gold Fields declared a final dividend of R0.22 ($0.02) per share.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

26.	GEOGRAPHICAL AND SEGMENT INFORMATION

Gold Fields is primarily involved in gold mining, exploration and related activities. Activities are conducted and investments held both inside and outside of South Africa.

The segment results have been prepared and presented based on management’s reporting format. The Group prepares its financial records in accordance with International Financial Reporting Standards, or IFRS, and such IFRS information by segment is what the Group’s chief operating decision maker reviews in allocating resources and making investment decisions. The Company’s gold mining operations are managed and internally reported based upon the following geographic areas: in South Africa the South Deep mine, in Ghana the Tarkwa and Damang mines, in Australia, St. Ives, Agnew/ Lawlers, Granny Smith and Darlot mines and in Peru, the Cerro Corona mine. The Group also has exploration interests which are included in the Corporate and other segment. Corporate costs are allocated between segments based upon the time spent on each segment by members of the executive team.

Following the acquisition of the Yilgarn South assets, the existing Agnew and the newly acquired Lawlers mine were consolidated into a single operation and are managed and internally reported on as such. The other two newly acquired mines, Darlot and Granny Smith, are separately managed and internally reported on.

	Fiscal Year Ended December 31, 2013
	South Africa	Ghana		Australia					Peru
	South Deep	Tarkwa	Damang	St Ives	Agnew/ Lawlers	Darlot	Granny Smith	Total	Cerro Corona	Corporate and other#	Total per IFRS	Reclassifications	Reconciling items	Continuing operations
Statement of operations - continuing operations
Revenue	425.7	893.1	216.4	569.0	302.8	26.0	82.3	980.1	390.9	—	2,906.3	—	—	2,906.3
Operating costs (1)	(321.8)	(473.7)	(171.1)	(345.5)	(135.0)	(21.6)	(48.8)	(550.8)	(161.3)	—	(1,678.7)	(74.7)	(162.4)	(1,915.8)
Gold inventory change (2)	—	(30.8)	11.1	8.8	(1.2)	1.3	3.7	12.7	18.8	—	11.8	—	(1.2)	10.6

Operating profit	103.9	388.7	56.4	232.3	166.7	5.7	37.3	442.0	248.4	—	1,239.4	(74.7)	(163.6)	1,001.1
Amortization and depreciation	(98.9)	(137.6)	(30.6)	(194.3)	(71.1)	(3.6)	(21.0)	(290.0)	(48.8)	(5.0)	(610.9)	—	42.4	(568.5)

Net operating profit/(loss)	5.0	251.1	25.8	38.0	95.6	2.1	16.3	152.1	199.7	(5.0)	628.5	(74.7)	(121.2)	432.6
Exploration expenditure	—	—	—	(5.1)	(1.4)	—	—	(6.5)	(0.2)	(59.1)	(65.9)	(7.2)	(4.8)	(77.9)
Feasibility and evaluation	—	—	—	—	—	—	—	—	—	(47.7)	(47.7)	—	(20.3)	(68.0)
Finance expense	(8.8)	(1.2)	(4.7)	—	—	(0.2)	(1.2)	(1.4)	(2.2)	(51.2)	(69.5)	2.4	(5.3)	(72.4)
Investment income	0.6	0.4	—	3.8	3.8	—	—	7.6	0.4	(0.6)	8.5	—	—	8.5
Other items as detailed in statement of operations (3)	(22.9)	(216.2)	(191.1)	(266.9)	(14.6)	(3.2)	(17.1)	(301.8)	(22.5)	(205.7)	(960.2)	79.5	585.7	(294.9)
Royalty	(2.1)	(44.7)	(10.8)	N4	N4	N4	N4	(24.1)	(8.9)	—	(90.5)	—	—	(90.5)
Current taxation	—	(39.7)	(0.9)	N4	N4	N4	N4	(49.7)	(66.3)	(4.8)	(161.3)	—	(3.8)	(165.1)
Deferred taxation	6.6 *	33.9	63.4	N4	N4	N4	N4	106.9	(19.6)	(9.9)	181.4	—	(122.0)	59.4

(Loss)/income before impairment of investment in equity investee, share of equity investees’ losses and discontinued operations	(21.6)	(16.2)	(118.3)	N4	N4	N4	N4	(116.8)	80.5	(383.9)	(576.7)	—	308.4	(268.2)

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

26.	GEOGRAPHICAL AND SEGMENT INFORMATION (continued)

(1)	Operating costs for continuing operations for management reporting purposes includes: Corporate expenditure - $39.4 million, Accretion expense on provision for environmental rehabilitation - $10.4 million and Employee termination costs - $35.5 million, which are not included in production costs under U.S. GAAP. In addition, gold inventory change is included in production costs under U.S. GAAP.
(2)	Reflects the change in quantity and value of broken ore and ore on the heap leach pad during the fiscal year.
(3)	Included in this line item and in the Total per IFRS column are impairments of investments and assets recognized in accordance with IFRS amounting to $204.6 million at Tarkwa, $188.9 million at Damang, $264.9 million at St Ives, $10.4 million at Cerro Corona and $140.7 million at Corporate and other.
(4)	As all Australian operations are entitled to transfer and off-set losses from one company to another, it is not meaningful to split the royalties, current or deferred taxation.
*	Indicative as tax is provided in the holding companies of South Deep.

Segment information on the statement of operations related to Sibanye Gold, which include the KDC and Beatrix mines, is not presented as Sibanye Gold is presented as a discontinued operation (refer note 9.1).

Figures may not add as they are rounded independently.

	December 31, 2013
	South Africa			Ghana		Australia					Peru
	KDC	Beatrix	South Deep	Tarkwa	Damang	St Ives	Agnew	Darlot	Granny Smith	Total	Cerro Corona	Corporate and other#	Total per IFRS	Reclassifications	Reconciling items	Group Consolidated
Balance sheet
Total assets (excluding deferred tax assets)	N1	N1	192.9	1,528.3	197.8	650.9	400.7	25.0	69.6	1,146.2	1,054.1	3,125.0	7,244.3	—	(40.6)	7,203.7
Total liabilities excluding deferred tax	N1	N1	128.4	174.8	85.2	167.1	70.4	26.7	73.2	337.5	145.8	1,979.9	2,851.5	(5.0)	(14.3)	2,832.2
Deferred tax liability/(asset)	N1	N1	9.8	266.2	(12.8)	N2	N2	N2	N2	128.2	32.1	(76.2)	347.5	5.0	(73.6)	273.7
Capital expenditure	37.5	10.3	202.4	207.0	50.1	132.3	52.3	1.5	7.8	193.9	56.3	29.6	739.2	—	(195.5)	543.7

#	Corporate and other represents items to reconcile segment data to consolidated financial statement totals. Included in Corporate and other is goodwill and other fair value adjustments relating to the acquisition of South Deep.
(1)	Sibanye Gold, which includes the KDC and Beatrix reporting segments, was spun off in February 2013 (refer note 9.1).
(2)	As all Australian operations are entitled to transfer and off-set losses from one company to another, it is not meaningful to split the royalties, current or deferred taxation.

Figures may not add as they are rounded independently.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

26.	GEOGRAPHICAL AND SEGMENT INFORMATION (continued)

	Fiscal Year Ended December 31, 2012
	South Africa	Ghana		Australia			Peru
	South Deep	Tarkwa	Damang	St Ives	Agnew	Total	Cerro Corona	Corporate and other#	Total per IFRS	Reclassifications	Reconciling items	Continuing operations
Statement of operations - continuing operations
Revenue	450.8	1,198.9	277.8	752.2	294.4	1,046.6	556.6	—	3,530.6	—	—	3,530.6
Operating costs (1)	(302.9)	(494.4)	(179.1)	(378.0)	(148.1)	(526.1)	(171.4)	—	(1,673.8)	(69.8)	(199.2)	(1,942.9)
Gold inventory change (2)	—	24.8	3.6	(14.7)	(2.6)	(17.4)	11.0	—	22.0	—	0.1	22.1

Operating profit	147.9	729.3	102.3	359.4	143.7	503.0	396.2	—	1,878.8	(69.8)	(199.1)	1,609.8
Amortization and depreciation	(82.4)	(125.4)	(22.8)	(160.4)	(53.7)	(214.1)	(48.8)	(5.7)	(499.2)	—	73.4	(425.8)

Net operating profit/(loss)	65.6	603.8	79.5	199.0	90.0	288.9	347.4	(5.7)	1,379.6	(69.8)	(125.7)	1,184.0
Exploration expenditure	—	—	—	(9.8)	(9.6)	(19.4)	(2.2)	(106.9)	(128.5)	(61.1)	54.3	(135.3)
Feasibility and evaluation	—	—	—	—	—	—	—	(44.1)	(44.1)	—	(59.4)	(103.5)
Finance expense	(0.9)	(2.3)	(2.5)	(1.2)	(0.3)	(1.5)	(3.9)	(44.2)	(55.3)	2.8	(3.1)	(55.6)
Investment income	0.6	0.4	0.1	6.4	6.3	12.7	1.8	0.7	16.3	—	—	16.3
Other items as detailed in statement of operations	(43.7)	(22.7)	(9.6)	(68.0)	(27.7)	(95.7)	(18.6)	(9.0)	(199.3)	128.1	(5.2)	(76.4)
Royalty	(2.3)	(59.9)	(13.9)	N3	N3	(26.0)	(14.7)	—	(116.7)	—	—	(116.7)
Current taxation	—	(163.1)	(7.6)	N3	N3	(53.6)	(104.7)	(7.6)	(336.6)	—	(17.3)	(353.9)
Deferred taxation	(4.5)*	(92.5)	(21.5)	N3	N3	4.2	12.4	(18.1)	(120.0)	—	114.5	(5.5)

Income/(loss) before impairment of investment in equity investee, share of equity investees’ losses and discontinued operations	14.9	263.7	24.6	N3	N3	109.9	217.6	(234.9)	395.4	—	(41.9)	353.3

(1)	Operating costs for continuing operations for management reporting purposes includes: Corporate expenditure - $38.2 million, Accretion expense on provision for environmental rehabilitation - $13.9 million and Employee termination costs - $6.1 million, which are not included in production costs under U.S. GAAP. In addition, gold inventory change is included in production costs under U.S. GAAP.
(2)	Reflects the change in quantity and value of broken ore and ore on the heap leach pad during the fiscal year.
(3)	As these two Australian operations are entitled to transfer and off-set losses from one company to another, it is not meaningful to split the royalties, current or deferred taxation.
*	Indicative as tax is provided in the holding companies of South Deep.

Figures may not add as they are rounded independently.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

26.	GEOGRAPHICAL AND SEGMENT INFORMATION (continued)

	December 31, 2012
	South Africa			Ghana		Australia			Peru
	KDC	Beatrix	South Deep	Tarkwa	Damang	St Ives	Agnew	Total	Cerro Corona	Corporate and other #	Total per IFRS	Reconciling items	Group Consolidated
Balance sheet
Total assets (excluding deferred tax assets)	2,126.3	313.1	208.3	1,775.6	386.2	1,066.7	372.4	1,439.1	1,165.8	3,613.9	11,028.3	(418.3)	10,624.2
Total liabilities excluding deferred tax	740.8	(26.8)	104.0	377.2	93.2	189.7	47.8	237.5	234.4	2,005.9	3,766.2	(77.9)	3,687.9
Deferred tax liability/(asset)	379.2	110.3	19.2	300.2	50.6	N1	N1	264.5	12.4	(65.3)	1,071.1	(175.5)	895.6
Capital expenditure	296.2	80.4	314.5	259.9	92.1	315.3	62.3	377.7	93.8	86.2	1,600.6	(277.8)	1,322.8

(1)	As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew based on endowment ounces and also as these two Australian operations are entitled to transfer and off-set losses from one company to another, it is not meaningful to split the royalties, current or deferred taxation.
#	Corporate and other represents items to reconcile segment data to consolidated financial statement totals. Included in Corporate and other is goodwill and other fair value adjustments relating to the acquisition of South Deep.

Figures may not add as they are rounded independently.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

26.	GEOGRAPHICAL AND SEGMENT INFORMATION (continued)

	Fiscal Year Ended December 31, 2011
	South Africa	Ghana			Australia			Peru
	South Deep	Tarkwa	Damang		St Ives	Agnew	Total	Cerro Corona	Corporate and other #	Total per IFRS	Reclassifications	Reconciling items	Continuing operations
Statement of operations - continuing operations
Revenue	427.5	1,122.9	340.8		734.2	313.1	1,047.3	560.5	—	3,499.1	—	—	3,499.1
Operating costs (1)	(296.2)	(436.4)	(142.1)		(415.4)	(138.5)	(553.9)	(157.4)	—	(1,586.0)	(37.1)	(124.7)	(1,747.7)
Gold inventory change (2)	—	65.0	1.9		3.0	6.0	9.0	(0.1)	—	75.7	—	1.4	77.2

Operating profit	131.3	751.6	200.6		321.8	180.6	502.4	403.0	—	1,988.8	(37.1)	(123.3)	1,828.6
Amortization and depreciation	(76.7)	(104.9)	(26.7)		(149.9)	(44.6)	(194.5)	(58.6)	(6.3)	(467.7)	—	46.3	(421.4)

Net operating profit/(loss)	54.6	646.6	173.9		171.9	136.0	307.9	344.4	(6.3)	1,521.1	(37.1)	(77.0)	1,407.2
Exploration expenditure	—	—	—		(5.0)	(4.4)	(9.4)	(4.2)	(101.6)	(115.2)	(4.9)	(5.3)	(125.4)
Feasibility and evaluation	—	—	—		—	—	—	—	(17.4)	(17.4)	—	(77.8)	(95.2)
Finance expense	(1.4)	(1.2)	(0.8)		(2.2)	(0.5)	(2.7)	(4.3)	(47.4)	(57.8)	5.5	—	(52.3)
Investment income	1.1	0.6	0.2		5.4	2.8	8.2	—	1.6	11.7	—	—	11.7
Other items as detailed in statement of operations	(14.8)	(20.9)	(14.4)		(3.0)	(2.4)	(5.4)	(11.4)	(2.2)	(69.1)	36.5	0.6	(32.0)
Royalty	(2.1)	(51.0)	(15.5)		N3	N3	(26.3)	(14.7)	—	(109.6)	—	—	(109.6)
Current taxation	—	(150.7)	(29.8)		N3	N3	—	(111.7)	(52.4)	(344.5)	—	—	(344.5)
Deferred taxation	(17.1)	(22.0)	(13.2	) *	N3	N3	(82.8)	10.4	39.9	(85.0)	—	45.0	(40.0)

Income/(loss) before impairment of investment in equity investee, share of equity investees’ losses and discontinued operations	20.3	401.4	100.5		N3	N3	189.6	208.5	(185.8)	734.2	—	(114.5)	619.9

(1)	Operating costs for continuing operations for management reporting purposes includes: Corporate expenditure - $30.8 million, Accretion expense on provision for environmental rehabilitation - $11.1 million and Employee termination costs - $0.8 million, which are not included in production costs under U.S. GAAP. In addition, gold inventory change is included in production costs under U.S. GAAP.
(2)	Reflects the change in quantity and value of broken ore and ore on the heap leach pad during the fiscal year.
(3)	As these two Australian operations are entitled to transfer and off-set losses from one company to another, it is not meaningful to split the royalties, current or deferred taxation.
*	Indicative as tax is provided in the holding companies of South Deep.

Figures may not add as they are rounded independently.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

26.	GEOGRAPHICAL AND SEGMENT INFORMATION (continued)

	December 31, 2011
	South Africa			Ghana		Australia			Peru
	KDC	Beatrix	South Deep	Tarkwa	Damang	St Ives	Agnew	Total	Cerro Corona	Corporate and other #	Total per IFRS	Reconciling items	Group Consolidated
Balance sheet
Total assets (excluding deferred tax assets)	1,714.5	225.0	153.0	1,435.9	344.2	1,058.2	609.0	1,667.2	1,069.5	3,643.0	10,252.3	(174.9)	10,077.4
Total liabilities excluding deferred tax	414.2	(103.5)	66.9	323.9	99.2	174.9	44.6	219.5	282.8	1,949.5	3,252.5	(55.2)	3,197.3
Deferred tax liability/(asset)	471.6	145.6	15.8	207.7	29.1	N1	N1	270.8	24.9	(77.3)	1,088.2	(60.3)	1,027.8
Capital expenditure	318.6	84.6	274.6	218.9	87.8	182.7	74.1	256.8	69.4	102.5	1,413.2	(260.2)	1,153.0

(1)	As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew based on endowment ounces and also as these two Australian operations are entitled to transfer and off-set losses from one company to another, it is not meaningful to split the royalties, current or deferred taxation.
#	Corporate and other represents items to reconcile segment data to consolidated financial statement totals. Included in Corporate and other is goodwill relating to the acquisition of South Deep.

Figures may not add as they are rounded independently.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

26.	GEOGRAPHICAL AND SEGMENT INFORMATION (continued)

		Fiscal Year Ended December 31,	Fiscal Year Ended December 31,	Fiscal Year Ended December 31,
		2013	2012	2011
The following provides a breakdown of the reconciling items for each line item presented
Continuing operations
Operating costs
Exploration, evaluation and feasibility costs	(i)	(22.4)	(35.2)	(22.9)
Provision for rehabilitation	(j)	4.7	(0.4)	(0.4)
Cut-backs	(h)	(146.6)	(184.0)	(144.4)
Deferred stripping	(l)	1.9	20.4	43.0

		(162.4)	(199.2)	(124.7)

Gold inventory
Inventory	(m)	(1.2)	0.1	1.3
Inventory stockpiles	(q)	—	—	0.1

		(1.2)	0.1	1.4

Amortization and depreciation
Business combination - purchase of St. Ives and Agnew	(c)	—	—	2.1
Business combination - purchase of Abosso	(d)	—	—	1.1
Amortization of reserves	(f)	(15.8)	(12.5)	(23.3)
Cut-backs	(h)	38.3	41.1	39.6
Amortization - impairment of assets	(n)	(36.9)	—	—
Amortization - inclusion of future costs	(g)	58.6	47.0	34.7
Amortization - capitalized interest	(p)	(4.4)	(4.3)	(6.9)
Provision for rehabilitation	(j)	2.5	2.1	(1.0)

		42.4	73.4	46.3

Exploration expenditure
Exploration, evaluation and feasibility costs	(i)	(25.1)	(5.1)	(83.1)

Other items as detailed in the statement of operations
Impairment of assets	(n)	582.4	(7.5)	—
Interest capitalization	(p)	(5.3)	(3.1)	—
Other		3.3	2.3	0.6

		580.5	(8.3)	0.6

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

26.	GEOGRAPHICAL AND SEGMENT INFORMATION (continued)

		Fiscal Year Ended December 31,	Fiscal Year Ended December 31,
		2013	2012
Total liabilities excluding deferred income and mining taxes
Provision for rehabilitation	(j)	(14.3)	(77.9)

Total assets
Business combination - formation of Original Gold Fields	(a)	—	66.3
Business combination - formation of Gold Fields	(b)	—	26.0
Business combination - purchase of South Deep	(e)	380.3	481.8
Cut-backs	(h)	(600.4)	(498.8)
Amortization of reserves	(f)	(184.0)	(197.5)
Amortization - inclusion of future costs	(g)	203.5	175.9
Amortization - Interest capitalised	(p)	(20.9)	(18.5)
Exploration, feasibility and evaluation costs	(i)	(318.9)	(379.3)
Provision for rehabilitation	(j)	0.2	(75.4)
Investments in equity investees	(k)	—	(3.4)
Deferred stripping	(l)	8.7	(12.9)
Inventory	(m)	14.6	15.4
Impairment of assets	(n)	414.7	(52.8)
Interest capitalization	(p)	62.8	84.2
Inventory stockpiles	(q)	(1.2)	(1.2)
Amortization - discontinued operations	(o)	—	(28.1)

		(40.6)	(418.3)

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

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

26.	GEOGRAPHICAL AND SEGMENT INFORMATION (continued)

(c)	Business combination - purchase of St. Ives and Agnew

For management reporting purposes, traded equity securities issued as consideration in a business combination were valued on the date they were issued. Under U.S. GAAP, at the time of the acquisition, traded equity securities issued as consideration in a business combination were valued a few days before and after the terms of the transaction were announced.

(d)	Business combination - purchase of Abosso

For management reporting purposes, traded equity securities issued as consideration in a business combination were valued on the date they were issued. Under U.S. GAAP, at the time of the acquisition, traded equity securities issued as consideration in a business combination were valued a few days before and after the terms of the transaction were announced.

(e)	Business combinations - purchase of South Deep

For management reporting purposes, traded equity securities issued as consideration in a business combination were valued on the date they were issued. Under U.S. GAAP, at the time of the acquistion, traded equity securities issued as consideration in a business combination were valued a few days before and after the terms of the transaction were announced.

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

For management reporting purposes, future mine development costs are included in mining assets at the Australian operations in calculating depreciation and amortization. Under U.S. GAAP, future development costs are not included in the calculation of depreciation and amortization.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

26.	GEOGRAPHICAL AND SEGMENT INFORMATION (continued)

(h)	Cut-backs

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

Revisions to the provision for environmental rehabilitation

For management reporting purposes, all changes in the carrying amount of the provision for environmental rehabilitation are recognized as an increase or decrease in the carrying amount of the associated rehabilitation asset. Changes resulting from revisions in the timing or amount of estimated cash flows are recognized as an increase or decrease in the carrying amount of the provision for environmental rehabilitation and the associated rehabilitation asset for U.S. GAAP.

In addition, the current discount rate is applied to measure the provision for environmental rehabilitation for management reporting purposes. Under U.S. GAAP, any decreases in the provision for environmental rehabilitation as a result of downward revisions in cash flow estimates should be treated as a modification of an existing provision for environmental rehabilitation and should be measured at the historical discount rate used to measure the initial provision for environmental rehabilitation.

Accretion of the provision for environmental rehabilitation and amortization of the associated rehabilitation asset

For reasons discussed above, the carrying values of the provision for environmental rehabilitation and associated rehabilitation asset for management reporting purposes are different to those under U.S. GAAP, which in combination with different discount rates result in a different amortization charge and accretion expense.

(k)	Investments in equity investees

For management reporting purposes, an equity investment exceeding a 20% shareholding was treated as an available-for-sale investment prior to fiscal 2003. Under U.S. GAAP this investment was accounted for under the equity method since acquisition.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

26.	GEOGRAPHICAL AND SEGMENT INFORMATION (continued)

(l)	Deferred stripping

For management reporting purposes, prior to the adoption of IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, the Company deferred the waste stripping costs in excess of the expected average pitlife stripping ratio. IFRIC 20 was adopted on January 1, 2013.

IFRIC 20 requires that production stripping costs in a surface mine be capitalised to non-current assets if, and only if, all of the following criteria are met:

•	It is probable that the future economic benefit associated with the stripping activity will flow to the entity;

•	The entity can identify the component of the ore body for which access has been improved; and

•	The costs relating to the stripping activity associated with that component can be measured.

If the above criteria are not met, the stripping costs are recognised directly in profit or loss.

Under U.S. GAAP, waste stripping costs are considered costs of the extracted minerals and recognized as a component of inventory to be recognized in production costs exclusive of depreciation and amortization in the same period as the revenue from the sale of inventory.

(m)	Inventory

Under U.S. GAAP, additional amortization, waste stripping costs and cut backs expensed are included in the cost of inventory produced. No such absorption of costs occurred for management reporting purposes. Under U.S. GAAP, management is required to record inventory at the lower of cost and market value.

(n)	Impairment of assets

For management reporting purposes, the Agnew mine was not determined to be impaired in prior years. Under U.S. GAAP, the Agnew mine was determined to be impaired and an impairment charge was recognized.

For management reporting purposes, the Tarkwa, Damang and St Ives cash-generating units as well as certain other assets at Tarkwa were determined to be impaired in fiscal 2013. For US GAAP purposes, after performing impairment tests, only the Damang mine was considered to be impaired and at a different amount due to the different impairment model prescribed under U.S. GAAP. In addition, Arctic Platinum, classified as held for sale, was impaired for management reporting purposes, but not considered impaired under US GAAP as the fair value less cost to sell exceeded the carrying value under U.S GAAP.

For reasons discussed above, certain assets carrying values for management reporting purposes are different to those under U.S. GAAP, which results in a different amortization charge.

(o)	Amortization - discontinued operations

For management reporting purposes, Sibanye Gold was accounted for as discontinued operations in fiscal 2012 and the related assets and liabilities were classified as held for distribution. As a result, depreciation ceased due to the classification of the assets as held for distribution. Under U.S.GAAP, the Spin-off was not accounted for as discontinued operations in 2012 as the Sibanye Gold assets and liabilities continue to be classified as held for use until the Spin-off date. As a result, depreciation did not cease during fiscal 2012 and is charged until the Spin-off date.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

26.	GEOGRAPHICAL AND SEGMENT INFORMATION (continued)

(p)	Interest capitalization

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

For management reporting purposes, previous impairment charges writing down stockpiles to market values are reversed when the net realizable value rises above the original cost. Under U.S. GAAP, the market value is deemed the new base cost and impairment charges are not reversed.

Schedule 1 - Valuation and Qualifying Accounts

Valuation allowances on deferred tax assets

	Balance at beginning of year	Valuation allowance reversed	Valuation allowance raised	Arising on acquisition/ disposal of subsidiaries	Charged to unredeemed capital expenditure	Foreign currency translation adjustment	Balance at end of year
Fiscal Year Ended December 31, 2013
Valuation allowance	324.4	—	1.1	(5.4)	60.2	(50.1)	330.2
Fiscal Year Ended December 31, 2012
Valuation allowance	152.4	(58.2)	—	—	222.8	7.4	324.4
Fiscal Year Ended December 31, 2011
Valuation allowance	192.4	(22.0)	—	—	—	(18.0)	152.4

S-1