Form 20-F
period 2014-12-31
GOLD FIELDS LTD
filed 2015-04-14
CIK 1172724

As filed with the Securities and Exchange Commission on April 14, 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

with a copy to:

Taryn Harmse

Executive Vice-President: General Counsel

Tel: 00-27-11-562-9724

Fax: 00-27-86-720-2704

taryn.harmse@goldfields.co.za

150 Helen Road

Sandown, Sandton, 2196

South Africa

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

and

Thomas B. Shrophire, Jr.

Linklaters LLP

Tel: 00-44-20-7456-3223

Fax: 00-44-20-7456-2222

One Silk Street

London EC2Y 8HQ

United Kingdom

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

775,308,626 ordinary shares of par value Rand 0.50 each

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

Gold Fields — Worldwide Locations(1)

Note:

(1)	The Granny Smith, Darlot and Lawlers gold mines, or the Yilgarn South Assets, were acquired on October 1, 2013 from Barrick Gold Corporation. See “Information on the Company—Gold Fields’ Mining Operations—Australasia Operations.”

PRESENTATION OF FINANCIAL INFORMATION

Gold Fields Limited, or Gold Fields or the Company, is a South African company and in fiscal 2014 approximately 9%, 32%, 45% and 14% of Gold Fields’ operations, based on gold production, were located in South Africa, Ghana, Australia and Peru, respectively. Its books of account are maintained in South African Rand. The reporting currency of the Gold Fields consolidated financial statements is the U.S. dollar. The Group’s annual and interim financial statements are prepared in accordance with International Financial Reporting Standards, or IFRS, as prescribed by law. Gold Fields also prepares annual financial statements in accordance with United States Generally Accepted Accounting Principles, or U.S. GAAP. Except as otherwise noted, the financial information included in this annual report has been prepared in accordance with U.S. GAAP and is presented in U.S. dollars, and for descriptions of critical accounting policies refer to accounting policies under U.S. GAAP.

For Gold Fields’ consolidated financial statements, unless otherwise stated, balance sheet item amounts are translated from Rand and A$ to U.S. dollars at the exchange rate prevailing on the date that it closed its accounts for fiscal 2014 (Rand 11.56 per $1.00 and $1.00 per A$1.23 as of December 31, 2014), except for specific items included within shareholders’ equity and the statements of cash flows that are translated at the rate prevailing on the date the relevant transaction was entered into, and statements of operations item amounts are translated from Rand and A$ to U.S. dollars at the weighted average exchange rate for each period (Rand 10.82 per $1.00 and $1.00 per A$1.11 for fiscal 2014).

In this annual report, Gold Fields presents the financial items “all-in sustaining costs”, or AISC, “all-in sustaining costs per ounce”, “all-in costs”, or AIC, and “all-in costs per ounce” which have been determined using industry standards promulgated by the World Gold Council, or WGC, and are non-U.S. GAAP measures. The WGC standard was released by the WGC on June 27, 2013. Gold Fields voluntarily adopted and implemented these metrics as from the quarter ended June 2013. As from fiscal 2014, Gold Fields exclusively reports its costs in accordance with the new World Gold Council definition for AISC and AIC and no longer reports total cash cost and notional cash expenditure, or NCE. An investor should not consider these items in isolation or as alternatives to production costs, income before tax, net income, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. While the WGC provided definitions for the calculation of all-in sustaining costs and all-in costs, the calculation of all-in sustaining costs, all-in sustaining costs per ounce, all-in costs and all-in costs per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. See “Key Information—Selected Historical Consolidated Financial Data”, “Information on the Company—Glossary of Mining Terms—All-in sustaining costs per ounce” and “Information on the Company—Glossary of Mining Terms—All-in costs per ounce”.

The financial results of Sibanye Gold (as defined below) included in this annual report, which include the KDC and Beatrix mines, have been presented as discontinued operations as a result of the Spin-off in the statement of operations and statement of cash flows for all periods presented. The financial information presented in this annual report refers to continuing operations unless otherwise stated.

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

i

DEFINED TERMS AND CONVENTIONS

In this annual report, all references to the “Group” are to Gold Fields and its subsidiaries. On February 18, 2013, or the Spin-off date, Gold Fields completed the separation of its wholly-owned subsidiary, Sibanye Gold Limited, or Sibanye Gold (formerly known as GFI Mining South Africa Proprietary Limited, or GFIMSA), which includes the KDC and Beatrix mining operations, or the Spin-off. See “Operating and Financial Review and Prospects—Overview—The Spin-off”.

In this annual report, all references to “fiscal 2012” are to the 12-month period ended December 31, 2012, all references to “fiscal 2013” are to the 12-month period ended December 31, 2013, all references to “fiscal 2014” are to the 12-month period ended December 31, 2014 and all references to “fiscal 2015” are to the 12-month period ending December 31, 2015. In this annual report, all references to “South Africa” are to the Republic of South Africa, all references to “Ghana” are to the Republic of Ghana, all references to “Australia” are to the Commonwealth of Australia, all references to “Venezuela” are to the Bolivarian Republic of Venezuela, all references to “Finland” are to the Republic of Finland, all references to “Peru” are to the Republic of Peru, all references to “Mali” are to the Republic of Mali, all references to the “Philippines” are to the Republic of the Philippines and all references to the “United States” and “U.S.” mean the United States of America, its territories and possessions and any state of the United States and the District of Columbia.

In this annual report, all references to the “DMR” are references to the South African Department of Mineral Resources, the government body responsible for regulating the mining industry in South Africa.

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

This annual report contains references to the “total recordable injury frequency rate”, or TRIFR, at each Gold Fields operation. The TRIFR at each operation includes the total number of fatalities, lost time injuries, medically treated injuries and restricted work injuries.

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

Certain information in this annual report presented in Rand and Australian dollars has been translated into U.S. dollars. Unless otherwise stated, the conversion rates for these translations are Rand 11.56 per $1.00 and $1.00 per A$1.23, which were the closing rates on December 31, 2014. By including the U.S. dollar equivalents, Gold Fields is not representing that the Rand or Australian dollar amounts actually represent the U.S. dollar amounts shown or that these amounts could be converted into U.S. dollars at the rates indicated.

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

These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Gold Fields, wherever they may occur in this annual report and the exhibits to the annual report, are necessarily estimates reflecting the best judgment of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this annual report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

•	overall economic and business conditions in South Africa, Ghana, Australia, Peru and elsewhere;

•	changes in assumptions underlying Gold Fields’ mineral reserve estimates;

•	the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions;

•	the ability to achieve anticipated cost savings at existing operations;

•	the success of the Group’s business strategy, development activities and other initiatives;

•	the ability of the Group to comply with requirements that it operate in a sustainable manner and provide benefits to affected communities;

•	decreases in the market price of gold or copper;

•	the occurrence of hazards associated with underground and surface gold mining or contagious diseases at Gold Field’s operations;

•	the occurrence of work stoppages related to health and safety incidents;

•	loss of senior management or inability to hire or retain employees;

•	fluctuations in exchange rates, currency devaluations and other macroeconomic monetary policies;

•	the occurrence of labor disruptions and industrial actions;

•	power cost increases as well as power stoppages, fluctuations and usage constraints;

•	supply chain shortages and increases in the prices of production imports;

•

the ability to manage and maintain access to current and future sources of liquidity, capital and credit, including the terms and conditions of Gold Fields’ facilities and Gold Fields’ overall cost of funding;

•	the adequacy of the Group’s insurance coverage;

•	the manner, amount and timing of capital expenditures made by Gold Fields on both existing and new mines, mining projects, exploration project or other initiatives;

•	changes in relevant government regulations, particularly labor, environmental, tax, royalty, health and safety, water, regulations and potential new legislation affecting mining and mineral rights;

•	fraud, bribery or corruption at Gold Field’s operations that leads to censure, penalties or negative reputational impacts; and

•	political instability in South Africa, Ghana, Peru or regionally in Africa or South America.

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

ITEM 3: KEY INFORMATION

Selected Historical Consolidated Financial Data

The selected historical consolidated financial data set out below for fiscal 2014, fiscal 2013 and fiscal 2012 and as of December 31, 2014, 2013 and 2012 have been derived from Gold Fields’ audited consolidated financial statements for those years and as of those dates and the related notes. The selected historical consolidated financial data for fiscal 2011, the six-month period ended December 31, 2010 and the year ended June 30, 2010 and as of December 31, 2011 and 2010 and June 30, 2010 have been derived from Gold Fields’ audited consolidated financial statements as of that date, which are not included in this annual report, and adjusted where applicable as described below. The selected historical consolidated financial data presented below have been derived from consolidated financial statements which have been prepared in accordance with U.S. GAAP. As a result of the Spin-off, the financial results of Sibanye Gold, which include the KDC and Beatrix mines, have been presented as discontinued operations in the consolidated financial statements for fiscal 2013 and the comparative statements of operations and statement of cash flows have been presented as if Sibanye Gold had been discontinued for all periods presented below. The Other Operating Data presented has been calculated as described in the footnotes to the table below:

	Fiscal Period Ended June 30,	Six-Month Period Ended December 31,	Fiscal Period Ended December 31,
	2010	2010	2011	2012	2013	2014
Statement of Operations Data
Revenues	2,355.5	1,490.8	3,499.1	3,530.6	2,906.3	2,868.8
Production costs (exclusive of depreciation and amortization)	1,342.3	756.5	1,627.9	1,862.6	1,819.9	1,808.1
Depreciation and amortization	352.9	220.6	421.4	425.8	568.5	677.3
Corporate expenditure	29.2	14.2	30.8	38.2	39.4	27.3
Employee termination costs	1.1	0.9	0.8	6.1	35.5	42.2
Exploration expenditure	86.6	53.2	125.4	135.3	77.9	36.2
Feasibility and evaluation costs	—	9.3	95.2	103.5	68.0	—
Profit/(loss) on sale of property, plant and equipment	0.1	0.3	(1.0)	0.2	10.2	(1.3)
Asset impairments and write-offs	—	—	9.5	41.6	215.3	14.0
Decrease in provision for post-retirement health care costs	(0.2)	—	—	—	—	—
Royalties(1)	—	(30.1)	(109.6)	(116.8)	(90.5)	(86.1)
Accretion expense on provision for environmental rehabilitation	8.8	5.1	11.1	13.9	10.4	15.4
Interest and dividends	7.6	4.9	11.8	16.3	8.5	4.2
Finance expense	(38.0)	(23.8)	(52.3)	(55.6)	(72.4)	(80.8)
Gain/(loss) on financial instruments	27.7	1.0	4.4	(0.4)	(0.3)	(11.5)
Foreign exchange (losses)/gains	(8.5)	(1.4)	9.1	(13.8)	7.3	8.4
Profit/(loss) on disposal of investments and subsidiaries	111.7	(0.4)	12.8	27.6	17.8	78.0

	Fiscal Period Ended June 30,	Six-Month Period Ended December 31,	Fiscal Period Ended December 31,
	2010	2010	2011	2012	2013	2014
Impairment of investments	(8.1)	—	(0.5)	(10.5)	(10.3)	(6.8)
South African Equity Empowerment Transactions	—	(126.3)	—	—	—	—
Other expenses	(25.7)	(25.4)	(47.3)	(37.9)	(104.2)	(44.2)
Income/(loss) before tax, impairment of investment in equity investee, share of equity investees’ (losses)/income and discontinued operations	601.6	229.8	1,004.4	712.7	(162.5)	108.2
Income and mining tax expense	(266.5)	(136.9)	(384.5)	(359.4)	(105.7)	(121.6)
Income before impairment of investment in equity investee, share of equity investees’ (losses)/income and discontinued operations	335.1	92.9	619.9	353.3	(268.2)	(13.4)
Impairment of investment in equity investee	—	—	(6.8)	—	—	(7.4)
Share of equity investees’ (losses)/income	(31.1)	1.8	(0.8)	(63.1)	(18.4)	(4.4)
Income/(loss) from continuing operations	304.0	94.7	612.3	290.2	(286.6)	(25.2)
Income/(loss) from discontinued operations, net of tax	166.3	(28.8)	340.7	362.3	20.5	—
Net income/(loss)	470.3	65.9	953.0	652.5	(266.1)	(25.2)
Less: Net income/(loss) attributable to non-controlling interests	79.3	53.3	71.5	(1.8)	(18.2)	2.0
Continuing operations	80.1	54.1	71.6	(1.9)	(18.2)	2.0
Discontinued operations	(0.8)	(0.8)	(0.1)	0.1	—	—
Net income/(loss) attributable to Gold Fields shareholders	391.0	12.6	881.5	654.3	(247.9)	(27.2)
Continuing operations	223.9	40.6	540.7	292.1	(268.4)	(27.2)
Discontinued operations	167.1	(28.0)	340.8	362.2	20.5	—
Basic earnings/(loss) per share attributable to Gold Fields shareholders ($)
Continuing operations	0.32	0.06	0.75	0.40	(0.36)	(0.04)
Discontinued operations	0.24	(0.04)	0.47	0.50	0.03	—
Diluted earnings/(loss) per share attributable to Gold Fields shareholders ($)
Continuing operations	0.32	0.06	0.74	0.40	(0.36)	(0.04)
Discontinued operations	0.24	(0.04)	0.47	0.50	0.03	—
Dividend per share (Rand)	1.30	0.70	1.70	3.90	0.75	0.42
Dividend per share ($)	0.17	0.10	0.24	0.50	0.08	0.04
Other Operating Data—Continuing Operations
All-in-sustaining costs net of by-product revenue per ounce of gold sold(2)	—	—	—	1,310	1,202	1,053
All-in-cost net of by-product revenue per ounce of gold sold(2)	—	—	—	1,537	1,312	1,087
All-in-sustaining costs gross of by-product revenue per equivalent ounce of gold sold(2)	—	—	—	1,331	1,206	1,053
All-in-cost gross of by-product revenue per equivalent ounce of gold sold(2)	—	—	—	1,539	1,307	1,086

Notes:

(1)

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
(2)	Gold Fields has calculated all-in sustaining costs net of by-product revenue per ounce of gold sold by dividing total all-in sustaining costs net of by-product revenue, as determined using the guidance provided by the World Gold Council, by only gold ounces sold for 2012, 2013 and 2014. Total all-in sustaining costs, as defined by the World Gold Council, are operating costs excluding amortization and depreciation as calculated in accordance with IFRS (as included in the geographical and segment information included in Note 26 to the consolidated financial statements), plus all costs not included therein relating to sustaining current production including sustaining capital expenditure. The value of by-product revenues (i.e. silver and copper) is deducted from operating costs excluding amortization and depreciation as it effectively reduces the cost of gold production. The all-in costs net of by-product revenue starts with all-in sustaining costs net of by-product revenue and adds additional costs which relate to the growth of the Group, including non-sustaining capital expenditure and exploration, evaluation and feasibility costs not associated with current operations. All-in sustaining costs and all-in costs are reported on a per ounce of gold basis, net of by-product revenues (as per the World Gold Council definition), as well as on a per ounce of gold equivalent basis, gross of by-product revenues. Changes in total all-in sustaining and all-in costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand and the Australian dollar compared with the U.S. dollar. Total all-in sustaining and all-in cost per ounce are not U.S. GAAP measures and have been calculated using IFRS information. Management, however, believes that total all-in sustaining cost and total all-in cost per ounce will be helpful to investors, governments, local communities and other stakeholders in understanding the economics of gold mining. For a description of all-in sustaining costs and all-in costs and a reconciliation of Gold Fields’ all-in sustaining costs and all-in costs to its operating costs excluding amortization and depreciation costs for fiscal 2014, fiscal 2013 and fiscal 2012, see “Operating and Financial Review and Prospects—All-in Sustaining and All-in Cost”.

	As of
	June 30, 2010	December 31,
		2010	2011	2012	2013	2014
	($ million, unless otherwise stated)
Balance Sheet Data
Cash and cash equivalents	500.7	809.5	744.0	655.6	325.0	458.0
Assets held for sale	—	—	—	—	47.0	31.0
Receivables	305.4	411.4	483.4	522.7	272.6	226.5
Inventories	234.9	256.3	297.7	402.1	402.7	373.3
Short-term deferred income and mining taxes	—	—	—	—	29.0	6.9
Material contained on heap leach pads	91.5	111.3	187.9	65.0	—	—

Total current assets	1,132.5	1,588.5	1,713.0	1,645.4	1,076.3	1,095.7
Property, plant and equipment, net	6,639.7	7,482.0	7,016.8	7,388.9	4,933.0	4,453.3
Goodwill	1,154.9	1,295.2	1,075.4	1,020.1	845.5	756.3
Deferred income and mining taxes	—	—	—	24.1	22.6	10.9
Inventories	—	—	—	111.8	109.0	148.1
Non-current investments	254.3	344.3	272.2	458.0	268.9	286.5

Total assets	9,181.4	10,710.0	10,077.4	10,648.3	7,255.3	6,750.8

	As of
	June 30, 2010	December 31,
		2010	2011	2012	2013	2014
	($ million, unless otherwise stated)
Accounts payable and provisions	551.9	670.6	669.9	734.0	445.0	498.5
Short-term deferred income and mining taxes	—	—	—	17.9	16.0	10.3
Interest payable	4.5	4.1	11.2	11.0	12.4	11.2
Income and mining taxes payable	104.3	156.1	264.4	192.1	34.6	58.2
Current portion of long-term loans	691.1	261.7	547.0	40.0	121.5	140.2

Total current liabilities	1,351.8	1,092.5	1,492.5	995.0	629.5	718.4

Long-term loans	430.0	1,136.6	1,360.7	2,321.2	1,938.6	1,770.7
Deferred income and mining taxes	982.5	1,051.8	1,019.4	901.8	309.3	252.9
Provision for environmental rehabilitation	275.7	324.4	336.9	373.6	269.2	300.1
Provision for post-retirement health care costs	2.8	2.7	2.1	2.1	—	—
Long-term incentive plan	—	—	—	—	—	8.3
Other non-current liabilities	—	19.7	13.5	13.9	10.9	9.1

Total liabilities	3,042.8	3,627.7	4,225.1	4,607.6	3,157.5	3,059.5

Share capital	57.8	58.8	59.0	61.0	62.9	63.0
Additional paid-in capital	5,005.4	5,313.2	5,374.6	5,452.3	4,439.0	4,465.0
Retained earnings	834.4	779.6	772.5	1,054.3	741.1	684.1
Accumulated other comprehensive (loss)/income	(96.5)	562.4	(423.3)	(653.0)	(1,249.0)	(1,617.4)

Total equity attributable to Gold Fields shareholders	5,801.1	6,714.0	5,782.8	5,914.6	3,994.0	3,594.7
Noncontrolling interests	337.5	368.3	69.5	126.1	103.8	96.6

Total equity	6,138.6	7,082.3	5,852.3	6,040.7	4,097.8	3,691.3
Total liabilities and equity	9,181.4	10,710.0	10,077.4	10,648.3	7,255.3	6,750.8

Other Financial Data
Number of ordinary shares as adjusted to reflect changes in capital structure (including treasury shares)	705,903,511	720,796,887	724,591,516	730,393,143	768,016,593	772,272,821
Net Assets (excluding non-controlling interest)	5,801.1	6,714.0	5,782.8	5,914.6	3,994.0	3,594.7

Exchange Rates

The following tables set forth, for the periods indicated, the average, high and low exchange rates of Rand for U.S. Dollars, expressed in Rand per $1.00. All exchange rates are sourced from I-Net Bridge (Proprietary) Limited, or I-Net Bridge, being the average rate.

Year ended	Average
June 30, 2010	7.58	(1)
December 31, 2011	7.22	(1)
December 31, 2012	8.19	(1)
December 31, 2013	9.60	(1)
December 31, 2014	10.82	(1)
Through April 7, 2015	11.75	(1)

Six-month period ended	Average
December 31, 2010	7.14	(1)

Note:

(1)	The daily average of the closing rate during the relevant period as reported by I-Net Bridge.

Month ended	High	Low
October 31, 2014	11.33	10.84
November 30, 2014	11.26	10.94
December 31, 2014	11.70	11.00
January 31, 2015	11.72	11.40
February 28, 2015	11.80	11.29
March 31, 2015	12.47	11.74

The closing rate for the Rand on April 7, 2015 as reported by I-Net Bridge was Rand 11.80 per $1.00. Fluctuations in the exchange rate between the Rand and the U.S. dollar will affect the dollar equivalent of the price of the ordinary shares on the JSE, which may affect the market price of the American Depositary Shares, or ADSs, on the NYSE. These fluctuations will also affect the U.S. dollar amounts received by owners of ADSs on the conversion of any dividends paid in Rand on the ordinary shares.

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

Gold Fields’ revenues are primarily derived from the sale of gold that it produces. Gold Fields does not generally enter into forward sales, derivatives or other hedging arrangements in order to establish a price in advance of the sale of its gold production. As a result, it is exposed to changes in the gold price, which could lead to reduced revenue should the gold price decline. For example, during 2014, the gold price fluctuated between $1,142 and $1,385 per ounce. See “Quantitative and Qualitative Disclosures about Market Risk”. The market price for gold has historically been volatile and is affected by numerous factors over which Gold Fields has no control, such as general supply and demand, speculative trading activity and global economic drivers.

Should the gold price decline below Gold Fields’ production costs, it may experience losses and should this situation remain for an extended period, Gold Fields may be forced to curtail or suspend some or all of its growth projects, operations and/or reduce operational capital expenditures. Gold Fields might not be able to recover any losses it incurred during, or after, such events. A sustained period of significant gold price volatility may also adversely affect Gold Fields’ ability to undertake new capital projects or continue with existing operations or make other long-term strategic decisions. The use of lower gold prices in reserve calculations and life of mine plans could also result in material impairments of Gold Fields’ investment in mining properties or a reduction in its reserve estimates and corresponding restatements of its reserves and increased amortization, reclamation and closure charges.

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

The mineral reserves stated in this annual report are estimates based on assumptions regarding, among other things, Gold Fields’ costs, expenditures, commodity prices, exchange rates, and metallurgical and mining recovery assumptions, which may prove inaccurate due to a number of factors, many of which are beyond Gold Fields’ control. In the event that Gold Fields adversely revises any of the assumptions that underlie its mineral reserves reporting, Gold Fields may need to revise its mineral reserves downwards. See “Information on the Company—Reserves of Gold Fields as of December 31, 2014.”

Gold Fields is in the process of rebasing the production profile of its South Deep mine. As a result, the mineral reserve information for South Deep as of December 31, 2014 primarily reflect mining depletion of last year’s figures except where material differences were encountered for technical or economic reasons, in which case suitably revised models and schedules were implemented. Therefore, the information regarding South Deep’s ore reserves as of December 31, 2014 has not been prepared on the same basis as the ore reserves information for Gold Fields’ other operations or on the same basis as in fiscal 2013 or 2012; and may not be directly comparable to that reported by the Group’s other mines in the current year or South Deep and the Group’s other mines in prior years. For further information about the methodology used to prepare South Deep’s ore reserves information as of December 31, 2014, see “Information on the Company—Reserves of Gold Fields as of December 31, 2014—Methodology”.

To the extent that Gold Fields makes acquisitions, it may experience problems in executing the acquisitions or managing and integrating the acquisitions with its existing operations.

In order to maintain or expand its operations and reserve base, Gold Fields may seek to make acquisitions of selected precious metal producing companies or assets. For example, on October 1, 2013, Gold Fields completed the acquisition of the Granny Smith, Darlot and Lawlers gold mines, or the Yilgarn South Assets, in Western Australia from Barrick Gold Corporation, or Barrick. See “Information on the Company—Gold Fields’ Mining Operations—Australasia Operations” Any such acquisition may change the scale of the Company’s business and operations and may expose it to new geographic, geological, political, social, operating, financial, legal, regulatory and contractual risks. There can be no assurance that any acquisition will achieve the results intended, and, as such, could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

Gold Fields’ operations and profits have been and may be adversely affected by union activity and new and existing labor laws.

Over recent periods, there has been an increase in union activity in some of the countries in which Gold Fields operates that has had a material adverse impact on Gold Fields’ operations, production and financial performance.

In South Africa, a recent increase in labor unrest has resulted in more frequent industrial disputes and extended negotiations that have negatively affected South Africa’s sovereign debt rating and subsequently the credit ratings of a number of the country’s leading mining companies, including Gold Fields. In particular, strikes during the second half of fiscal 2012 impacted Gold Fields’ operations and caused work stoppages, resulting in significant production losses, primarily at the Spin-off operations. While the outcome of the wage negotiations with the unions in fiscal 2015 was relatively positive, and while Gold Fields now has fewer employees in South Africa after the Spin-off, in light of the recent labor unrest there can be no guarantee that future negotiations will not be accompanied by further strikes, work stoppages or other disruptions.

Furthermore, guidelines and targets have been provided to facilitate compliance with the open-ended broad-based socio-economic empowerment requirements espoused in Section 2 of the Mineral and Petroleum Resources and Development Act, or MPRDA, and in the broad-based socio-economic empowerment charter for the South African mining and minerals industry known as the Mining Charter, as well as the amendments to that charter that took effect from September 13, 2010, known as the Amended Mining Charter. The Mining Charter, as amended, contains guidelines which provide that all mining companies must achieve, among other things, 26% ownership by historically disadvantaged South Africans, or HDSAs, of mining assets by March 2015 and a minimum of 40% HDSA demographic representation at the executive management, senior management, middle management, junior management and core and critical skills levels (subject to offsets) in order to comply with the empowerment requirements of the MPRDA. The government of South Africa has also announced that it intends to conduct a review of the Mining Charter in fiscal 2015. See “—Gold Fields’ mineral rights are subject to legislation, which could impose significant costs and burdens and which impose certain ownership requirements, the interpretation of which are the subject of dispute.” and “Information on the Company—Environmental and Regulatory Matters—South Africa—Mineral Rights”. The ongoing implementation and enforcement of these requirements, including as a result of any changes thereto following the announced review, may be contentious.

Gold Fields’ operations in Ghana and Peru have recently been, and may in the future be, impacted by increased union activities and new labor laws. In particular, there can be no guarantee that (i) labor unions in either country will not undertake strikes or “go-slow” actions impacting the Group’s operations or those of other related industries or suppliers, or that (ii) changes in local regulations will not result in increased costs and penalties being incurred by the Group.

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

In Peru, the Group may see increased union activity over the course of fiscal 2015 as a result of reduced commodity and mineral prices which may lead to reductions in the annual income of employees. This may in turn cause unions to seek better and/or additional benefits to compensate for any such decrease in their annual income, such as through increased activities and/or industrial action. In addition, while the Peruvian government has introduced a three year remediation program which prioritizes the imposition of corrective measures and establishes a three-year moratorium on the imposition of environmental fines save in exceptional cases, there has been an increase in labor inspection activities over the course of fiscal 2014, and this may continue into fiscal 2015. See “Information on the Company—Environmental and Regulatory Matters—Peru.”

In the event that Gold Fields experiences further industrial relations related interruptions at any of its operations or in other industries that impact its operations, or increased employment-related costs due to union or employee activity, these may have a material adverse effect on its business, production levels, operating costs, production targets, operating results, financial condition, reputation and future prospects. In addition, lower levels of mining activity can have a longer term impact on production levels and operating costs, which may affect operating life. Mining conditions can deteriorate during extended periods without production, such as during and after strikes, and Gold Fields will not re-commence mining until health and safety conditions are considered appropriate to do so.

Existing labor laws (including those that impose obligations on Gold Fields regarding worker rights) and any new or amended labor laws may increase Gold Fields’ labor costs and have a material adverse effect on Gold Fields’ business, operating results and financial condition.

Gold Fields’ mineral rights are subject to legislation, which could impose significant costs and burdens and which impose certain ownership requirements, the interpretation of which are the subject of dispute.

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

In all of the countries where Gold Fields operates, the formulation or implementation of governmental policies on certain issues may be unpredictable. This may include changes in laws relating to mineral rights and ownership of mining assets and the right to prospect and mine, and, in extreme cases, nationalization, expropriation or nullification of existing concessions, licenses, permits agreements and contracts. For example, Gold Fields’ operations in South Africa are subject to legislation regulating the exploitation of mineral resources through the granting of rights required to prospect and mine for minerals. This includes broad-based BEE legislation designed to effect the entry of HDSAs into the mining industry and increase their participation in the South African economy. The Mineral and Petroleum Resources and Development Act, or the MPRDA, came into effect on May 1, 2004 and transferred ownership of mineral resources to the South African people with the South African government acting as custodian in order to, among other things, promote equitable access to the nation’s mineral resources by South Africans, expand opportunities for historically disadvantaged persons who wish to participate in the South African mining industry and advance social and economic development. As custodian, the South African government exercises regulatory control over the exploitation of mineral resources and does so by exercising the power to grant the rights required to prospect and mine for minerals. Mining companies were required to apply for the right to mine and/or prospect and to convert then-existing mining rights to “new order” mining rights. In order to qualify for these rights, applicants need to satisfy the South African government that the granting of such a right will advance the open-ended broad-based socio-economic empowerment requirements of the MPRDA. The MPRDA also required that mining companies submit social and labor plans, or SLPs which set out their commitments relating to human resource development, labor planning and economic development planning to the DMR. In order to provide guidance on the fulfillment of these broad-based socio-economic empowerment requirements to the mining industry, the DMR published the Mining Charter, which became effective on May 1, 2004. The Mining Charter includes guidelines envisaging that each mining company should achieve a 15% HSDA ownership of mining assets within five years and a 26% HSDA ownership of mining assets within 10 years. See “Information on the Company—Environmental and Regulatory Matters—South Africa—Mineral Rights—The MPRDA”.

In 2010, the DMR introduced the Amended Mining Charter containing guidelines envisaging, among other things, that mining companies should achieve a minimum of 40% HDSA demographic representation by 2014 at executive management (board) level, senior management (executive committee) level, core and critical skills, middle management level and junior management level. See “Information on the Company—Environmental and Regulatory Matters—South Africa—Mineral Rights.” In April 2013, Gold Fields submitted a new SLP for South Deep to replace its original SLP submitted in 2010 and is awaiting a response from the DMR.

In fiscal 2014, the DMR launched audits of mining companies, which were conducted by a third party appointed by the DMR to assess such companies’ compliance with the BEE guidelines of the Mining Charter and Amended Mining Charter. However, the DMR subsequently abandoned the externally conducted audit process. It is therefore unclear what the status of the process is and what the outcomes were. It is also unclear whether or not the information provided during this audit process will be considered or used by the DMR for any purpose in the future. In fiscal 2015, the DMR directed mining companies to provide information related to compliance with the Amended Mining Charter via an electronic reporting template. This template has raised a number of concerns among mining companies due to its inflexible approach towards the assessment of compliance with the Amended Mining Charter.

On March 31, 2015, the DMR made an interim report of consolidated results of the self-assessment by reporting companies of compliance with the Mining Charter, reporting relatively broad compliance with the non-ownership requirements of the Amended Mining Charter. However, the DMR did not report the results of compliance with the HDSA ownership guidelines of the Mining Charter and noted that there is no consensus on certain applicable principles.

On the same date, the Chamber of Mines reported that the DMR believes that empowerment transactions by mining companies concluded after 2004 where the HDSA ownership level has fallen due to HDSA disposal of assets or for other reasons, should not be included in the calculation of HDSA ownership for the purposes of, among other things, the 26% HDSA ownership guidelines under the Mining Charter. The position of Gold Fields, is consistent with that of the Chamber of Mines, and is that such empowerment transactions should be included in the calculation of HDSA ownership. The DMR and the Chamber of Mines have jointly agreed to approach the South African courts to seek a declaratory order which will provide a ruling on the relevant legislation and the status of the Mining Charter.

If the DMR were to prevail in court, mining companies, including Gold Fields, may be required to undertake further transactions in order to increase their HDSA ownership which would result in the dilution of existing shareholders. In such event, mining companies may be required to maintain a minimum HDSA ownership level indefinitely. The DMR may also suspend or cancel the existing mining rights of, or prevent the obtaining of new mining rights by, mining companies, including Gold Fields, deemed not to be in compliance with the ownership requirements of the MPRDA. It is also possible, should the Chamber of Mines prevail in court, that the DMR may enact new regulations to, among other things, increase HDSA ownership guidelines for mining companies which would result in the dilution of existing shareholders. The DMR may also suspend or cancel existing mining rights of, or prevent the obtaining of new mining rights by, mining companies, including Gold Fields, deemed not to be in compliance with the other requirements of the MPRDA. If the DMR were to determine that Gold Fields is not in compliance with the other requirements of the MPRDA, Gold Fields may be required to engage in remedial steps, including changes to management and actions that require shareholder approval.

If the DMR were to determine that Gold Fields is not in compliance with the MPRDA, for any reason, including HDSA ownership, Gold Fields may challenge such a decision in court. Any such court action may be expensive and there is no guarantee that Gold Fields’ challenge would be successful.

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

Failure by Gold Fields to comply with mineral rights legislation in any of the jurisdictions in which it operates may cause it to lose the right to mine, fail to acquire new rights to mine and may have a material adverse effect on Gold Fields’ business, operating results and financial condition.

Further, Gold Fields may, in the future, incur significant costs as a result of changes in the interpretation of existing laws and guidelines, such as through the review of the Mining Charter in fiscal 2015 that has been announced by the South African government, or the imposition of new laws whether relating to the mining industry or otherwise, which may have a material adverse effect on Gold Fields’ business, operating results and financial condition.

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

Gold Fields has been informed that it is the subject of a regulatory investigation in the United States by the U.S. Securities and Exchange Commission, or SEC, relating to the Black Economic Empowerment, or BEE, transaction associated with the granting of the mining license for its South Deep operation. In South Africa, the Directorate for Priority Crime Investigation, or the Hawks, has informed the Company that it has started a preliminary investigation into this BEE transaction to determine whether or not to proceed to a formal investigation, following a complaint by the Democratic Alliance. At this stage, it is not possible to determine what effect the ultimate outcome of these investigations, any regulatory findings and any related developments may have on the Company. See “Information on the Company—Legal Proceedings and Investigations—Regulatory Investigations.”

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

The occurrence of any of these hazards or risks could delay or halt production, increase production costs and result in financial and regulatory liability for Gold Fields (including as a result of the occurrence of hazards that took place at the Spin-off operations when they were owned by Gold Fields), which could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

Due to ageing infrastructure at our operations, unplanned breakdowns and stoppages may result in production delays, increased costs and industrial accidents.

Once a shaft or a processing plant has reached the end of its intended lifespan, more than normal maintenance and care is required. Some of Gold Fields’ infrastructure in South Africa, Ghana and Australia falls into this category. Ageing infrastructure may also cause the Group to be unable to maintain throughput at its operations in Peru. Although Gold Fields has comprehensive strategies in place to address these issues, including maintenance and process plant optimization projects, incidents resulting in production delays, increased costs or industrial accidents may occur. Such incidents may have a material adverse effect on Gold Fields’ business, operating results and financial condition.

If Gold Fields loses senior management or is unable to hire and retain sufficient technically skilled employees or sufficient HDSA representation in management positions, its business may be materially adversely affected.

Gold Fields’ ability to operate or expand effectively depends largely on the experience, skills and performance of its senior management team and technically skilled employees. However, the mining industry, including Gold Fields, continues to experience a global shortage of qualified senior management and technically skilled employees. In particular, there is a shortage of mechanized mining skills in the South African gold mining industry. Gold Fields may be unable to hire or retain appropriate senior management, technically skilled employees or other management personnel, or may have to pay higher levels of remuneration than it currently intends in order to do so. Additionally, as a condition of our mining license at South Deep, we must ensure that there is sufficient HDSA participation in our management and core and critical skills, and failure to do so could result in fines or the loss or suspension of our mining license. If Gold Fields is not able to hire and retain appropriate management and technically skilled personnel or is unable to obtain sufficient HDSA representation in management positions or if there are not sufficient succession plans in place, this could have a material adverse effect on its business (including production levels), operating results and financial position.

Because gold is generally sold in U.S. dollars, while some of Gold Fields’ production costs are in Australian dollars, Rand and other non-U.S. dollar currencies, Gold Fields’ operating results and financial condition could be materially harmed by a material change in the value of these non-U.S. dollar currencies.

Gold is principally sold throughout the world in U.S. dollars. Gold Fields’ costs of production are incurred principally in U.S. dollars, Australian dollars, Rand and other currencies. Recent volatility in the Rand (including significant depreciation of the Rand against the U.S. dollar in recent years) and depreciation of the Australian dollar against the U.S. dollar in fiscal 2014 has made our costs in South Africa and Australia and results of operations less predictable than when exchange rates are more stable. As a result, any significant and sustained appreciation of any of these non-U.S. dollar currencies against the U.S. dollar may materially increase Gold Fields’ costs in U.S. dollar terms, which could materially adversely affect Gold Fields’ business, operating results and financial condition.

Conversely, inflation in any of the countries in which it operates could increase the prices Gold Fields pays for products and services and could have a material adverse effect on Gold Fields’ business, operating results and financial condition if not offset by increased gold prices.

Gold Fields may experience unforeseen difficulties, delays or costs in implementing its business strategy and projects, including any strategic projects, cost-cutting initiatives, divestments and other initiatives and any such strategy or project may not result in the anticipated benefits.

The ability to grow the business will depend on the successful implementation of Gold Fields’ existing and proposed strategic initiatives, such as the ramping up of production at South Deep (which accounts for 73% of Gold Fields’ mineral reserves), and the achievement of a 15% free cash flow margin, or FCF Margin, at U.S.$1,300/oz. See “Information on the Company—Strategy.”

The successful implementation of the Company’s strategic initiatives depends upon many factors, including those outside its control. For example, the successful achievement of a 15% FCF Margin at U.S.$1,300/oz. will depend on, among other things, prevailing market prices for input costs. Gold Fields may also prove unable to deliver on production targets and other strategic initiatives, including ramping-up of key capital projects, such as the South Deep mine in South Africa. Unforeseen difficulties, delays or costs may adversely affect the successful implementation of Gold Fields’ business strategy and projects, and such strategy and projects may not result in the anticipated benefits. For example, in 2014 South Deep experienced a 34% decrease in production principally due to the introduction of an extensive safety-related ground support remediation intervention and the imposition of a work stoppage by the DMR following three fatalities at the mine. Any such difficulties, delays or costs could prevent Gold Fields from fully implementing its business strategy, which could have a material adverse effect on its business, operating results and financial condition.

Gold Fields is in the process of implementing initiatives relating to its strategic alignment, including the reduction of marginal mining, cost-efficiency initiatives, increased brownfield exploration, production planning, cost-cutting and divestments. Any future contribution of these measures to profitability will be influenced by the actual benefits and savings achieved and by Gold Fields’ ability to sustain these ongoing efforts. Strategic alignment and cost-cutting initiatives may involve various risks, including, for example, labor unrest, operating licence withdrawal, and potential knock-on effects to other company projects and jurisdictions. The risk is elevated in South Africa, given Gold Fields’ mining licence obligations. See “—Gold Fields’ mineral rights are subject to legislation, which could impose significant costs and burdens and which impose certain ownership requirements, the interpretation of which are the subject of dispute.”

In addition, these measures may not be implemented as planned; turn out to be less effective than anticipated; only become effective later than anticipated; or not be effective at all. Any of these outcomes, individually or in combination, may have a material adverse effect on Gold Fields’ business, operating results and financial condition.

As part of its strategy, Gold Fields has stated that it intends to dispose of certain of its exploration and development assets. With respect to these and any other dispositions, Gold Fields’ may not be able to obtain prices that it expects for assets it seeks to dispose of or to complete the contemplated disposals in the timeframe contemplated or at all. Any of the above could have a negative impact on Gold Fields’ business, operating results and financial condition.

Mining companies are increasingly required to operate in a sustainable manner and to provide benefits to affected communities. Failure to comply with these requirements can result in legal suits, additional operational costs, investor divestment and loss of ‘social licence to operate’, which could adversely impact Gold Fields’ business, operating results and financial condition.

Many mining companies face increasing pressure over their “social license to operate” which can be understood as the acceptance of the activities of these companies by local stakeholders. While formal permission to operate is ultimately granted by host governments, many mining activities require social permission from host communities and influential stakeholders to carry out operations effectively and profitably.

These businesses are under pressure to demonstrate that, while they seek a satisfactory return on investment for shareholders, the environment, human rights and other key sustainability issues are responsibly managed and stakeholders, such as employees, host communities and the countries in which they operate, also benefit from their commercial activities. The potential consequences of these pressures and the adverse publicity in cases where companies are believed not to be creating sufficient social and economic benefit or are perceived to not be responsibly managing other sustainability issues may result in additional operating costs, reputational damage, active community opposition (possibly resulting in stoppages), allegations of human rights abuses, legal suits and investor withdrawal.

In order to maintain its social license to operate, Gold Fields may need to design or redesign parts of its mining operations to minimize their impact on such communities and the environment, either by changing mining plans to avoid such impact, by modifying operations, or by relocating the affected people to an agreed location. Responsive measures may also include the full restoration of livelihoods of those impacted. In addition, Gold Fields is obliged to comply with the terms and conditions of all the mining rights it holds in South Africa. In this regard, the SLP provisions of our mining rights must make provision for local economic development, among other obligations. See “Information on the Company—Environmental and Regulatory Matter—South Africa—Mineral Rights”. Gold Fields also undertakes social and economic development spending in Australia, Ghana and Peru, both voluntarily and as a condition of its mining licenses. See “Information on the Company—Sustainable Development”. In addition, as Gold Fields has a long history of mining operations in certain regions or has purchased operations which have a long history, issues may arise regarding historical as well as potential future environmental or health impacts in those areas.

Delays in projects attributable to a lack of community support can translate directly into a decrease in the value of a project or into an inability to bring the project to, or maintain, production. The cost of measures and other issues relating to the sustainable development of mining operations could place significant demands on personnel resources, could increase capital and operating costs and could have a material adverse impact on Gold Fields’ reputation, business, operating results and financial condition.

Gold Fields is subject to various regulatory costs, such as mining taxes and royalties, changes to which may have a material adverse effect on Gold Fields’ operations and profits.

In recent years, governments (local and national), communities, non-governmental organizations and trade unions in several jurisdictions have sought and, in some cases, have implemented greater cost imposts on the mining industry, including through the imposition of additional taxes and royalties. Such resource nationalism, whether in the form of cost imposts, interference in project management, mandatory social investment requirements, local content requirements or creeping expropriation could impact the global mining industry and Gold Fields’ business, operating results and financial condition.

In South Africa, the African National Congress, or the ANC, has adopted two recommended approaches to interacting with the mining industry. While the ANC has rejected the possibility of mine nationalization for now, the first approach contemplates, among other things, greater state intervention in the mining industry, including the revision of existing royalties, the imposition of new taxes and an increase in the South African government’s holdings in mining companies. The second approach contemplates the South African government taking a more active role in the mining sector, including through the strengthening of a state mining company to be involved in new projects either through partnerships or individually.

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

In Peru, the general corporate income tax rate was reduced from 30% to 28% with effect from January 1, 2015, and will be further reduced in future until it reaches 26% in 2019. In turn, the dividends income tax rate applicable to non-resident shareholders has increased from 4.1% to 6.8% and will be further increased until it reaches 9.3% in 2019. These changes in rates are not immediately applicable to Gold Fields La Cima and Gold Fields Corona (BVI) as they have executed Legal Stability Agreements, which provide stability regarding certain aspects of the income tax, hiring and export legal regimes, with the Private Investment Promotion Agency, or PROINVERSION, which have stabilized the income tax rates in force on the date of their execution. However, after 2017, when the Legal Stability Agreements expire, Gold Fields La Cima and Gold Fields Corona (BVI) will be subject to the general regime in force at that time.

Since July 2012, mining companies have also been required to pay an annual supervisory contribution to the the Supervisory Body of Investment in Energy and Mining (Organismo Supervisor de la Inversión en Energía y Minería), or the OSINERGMIN, as well as to the Assessment and Environment Supervising Agency (Organismo de Evaluación y Fiscalización Ambiental), or the OEFA. See “Information on the Company—Environmental and Regulatory Matters—Peru—Mining Royalty and Other Special Mining Taxes and Charges.”

In addition, a consultation law has been enacted, requiring the government to consult with indigenous or native populations on legislative or administrative proposals that may have an impact on their collective rights. See “Information on the Company—Environmental and Regulatory Matters—Peru—Mining Royalty and Other Special Mining Taxes and Charges.”

The impositions of additional restrictions, obligations, operational costs, taxes or royalty payments could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

Economic, political or social instability in the countries or regions where Gold Fields operates may have a material adverse effect on Gold Fields’ operations and profits.

In fiscal 2014, approximately 9%, 32%, 45% and 14% of Gold Fields’ production was in South Africa, Ghana, Australia and Peru, respectively. Changes or instability in the economic, political or social environment in any of these countries or in neighboring countries could affect an investment in Gold Fields.

High levels of unemployment and a shortage of critical skills in South Africa, despite increased government expenditure on education and training, remain issues and deterrents to foreign investment. The volatile and uncertain labor environment, which severely impacts the local economy and investor confidence, has led, and may lead, to further downgrades in national credit ratings, making investment more expensive and difficult to secure. See “—Gold Fields’ operations and profits have been and may be adversely affected by union activity and new and existing labor laws.” This may restrict Gold Fields’ future access to international financing and could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

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

There has also been regional social instability in the area around Gold Fields’ mining operations in Peru, where recent political developments in fiscal 2014 have resulted in the election of local and regional officeholders who have taken public positions opposed to mining operations. There is also the potential for social instability or protests regarding mining activity in the communities near Gold Fields’ South Deep mine relating to, among other things, community investment, environmental concerns, service delivery by local government or other issues. These developments could result in Gold Fields experiencing opposition in connection with its operations in Peru or South Africa. Such opposition at any of Gold Fields’ operations, in particular if it causes any stoppages, as well as any protests aimed at other mining operations that affect its operations, could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

Power cost increases may adversely affect Gold Fields’ business, operating results and financial condition.

Gold Fields’ South Deep mining operation depends upon electrical power generated by the state utility provider, Eskom Limited, or Eskom. See “Operating and Financial Review and Prospects—Overview—Costs.” Eskom holds a monopoly on power supply in the South African market. Eskom applied to the National Energy Regulator of South Africa, or NERSA, for tariff increases and for 2015 NERSA granted Eskom an average tariff increase of 12.69% effective April 1, 2015, being 8% plus 4.69% due to the clawing back by Eskom of prudent costs from the “Regulatory Clearing Account” for the three year period from April 2010 to March 2013. It has also been reported that Eskom intends to request permission to raise the power tariff by 25%, instead of 12.69%, in order to make up a cashflow shortfall. NERSA has given permission for Eskom to raise rates further but it is unclear what the actual rate increase will be. In addition, the South African Minister of Finance has announced a two per cent per kilowatt hour environmental levy on electricity. The actual legislated increase applicable to the South African mining industry effective April 1, 2014 was 8%. Should Gold Fields experience further power tariff increases, its business, operating results and financial condition may be adversely impacted.

In Australia, Gold Fields’ St. Ives and Agnew/Lawlers mines contract for the supply of electricity with BHP Nickel-West under a power purchasing agreement. Granny Smith is expected to receive its future energy supply from a new gas pipeline, which has been constructed by the nearby Tropicana mine to supply gas to its operations. Access to this pipeline is subject to the construction of a gas power station, successful negotiations on gas supply and regulatory approval. If any of Gold Fields’ Australian operations were to lose their supply, or if Granny Smith is not able to access the proposed pipeline, replacement of this supply may entail a significant increase in costs due to the volatile Western Australian gas market. Any such increase in costs could have a material adverse impact on Gold Fields’ business and operating results.

Both Gold Fields Ghana Limited, or Gold Fields Ghana, and Abosso Gold Fields Limited, or Abosso, concluded tariff negotiations for 2013, 2014 and 2015 with their respective power suppliers (the state electricity supplier, the Volta River Authority, or VRA, supplies power to Gold Fields Ghana and the Electricity Company of Ghana, or ECG, provides power to Abosso). ECG’s rate for the period January 1, 2012 to December 31, 2013 was $0.1809/kWh. ECG’s tariffs from January 1, 2014 to December 31, 2014 was $0.216/kWh and that from January 1, 2015 to December 31, 2015 is $0.23/kWh. Gold Fields Ghana has agreed tariffs with VRA with a base tariff of $0.1674/kWh. Although Gold Fields Ghana has also entered into an agreement with Genser Energy, or Genser, for the supply of off-grid electricity, any further increase in the electricity price could have a material adverse effect on the Group’s business and operating results. See “Information on the Company—Description of Mining Business”.

Power stoppages, fluctuations and usage constraints may force Gold Fields to halt or curtail operations.

Electricity supply in South Africa remains constrained and future power disruptions are possible. Labor unrest in South Africa during fiscal 2012 disrupted the supply of coal to Eskom’s power station resulting in interrupted supply. In the first quarter of fiscal 2014, rain impacted coal supply and placed serious strain on Eskom’s ability to provide power. In November 2014, Eskom declared a power emergency and required large industrial users, including Gold Fields’ South Deep operation, to reduce their electricity usage by 10% for five hours as part of a broader load shedding program. Eskom has warned that, while it has adopted a policy of asking households to reduce usage before asking industrial users to do so in order to reduce the economic impact of such disruptions, power constraints will continue.

Gold Fields has been warned of possible load shedding under its voluntary load curtailment agreement with Eskom. Under this agreement, Gold Fields is required to reduce demand by up to 25% of load at the time, depending on the severity of the shortage, for a specified period of time during which the national grid is unable to maintain its load. Any further disruption or decrease in the electrical power supply available to Gold Fields’ South Deep operation could have a material adverse effect on its business, operating results and financial condition.

The Department of Energy is developing a power conservation program in an attempt to improve the power situation in South Africa and Eskom is embarking on the construction of new power stations, among other resources. However, there can be no assurance that these and other interventions will provide sufficient supply for the needs of the country or for Gold Fields to run its operations at full capacity or at all.

Although the VRA has not imposed any power cuts in Ghana since August 2006, frequent power interruptions have occurred in the power supplied by the ECG. There was an increase in power interruptions in fiscal 2014 which has led to an ongoing load shedding exercise. While the Ghanaian Ministry of Power has projected that the situation will improve by the end of March 2015, there can be no guarantee that further power interruptions will not occur. While Gold Fields has taken steps to source power from an independent power producer to complement its self-generation source, there can be no guarantee that Gold Fields will be able to source enough power to make up for any shortfall in the power supplied by ECG.

Should Gold Fields continue to experience power outages, fluctuations or usage constraints at any of its operations, then its business, operating results and financial condition may be materially adversely impacted.

Actual and potential supply chain shortages and increases in the prices of production inputs may have a material adverse effect on Gold Fields’ operations and profits.

Gold Fields’ operating results may be affected by the availability and pricing of raw materials and other essential production inputs, including fuel, steel and cyanide and other reagents. The price and quality of raw materials may be substantially affected by changes in global supply and demand, along with weather conditions, governmental controls and other factors. A sustained interruption in the supply of any of these materials would require Gold Fields to find acceptable substitute suppliers and could require it to pay higher prices for such materials. Any significant increase in the prices of these materials will increase the Company’s operating costs and affect production considerations.

The price of oil has been volatile, fluctuating between $56 and $115 per barrel of Brent Crude in 2014. As of March 16, 2015, the price of oil was at $53 per barrel of Brent Crude. Gold Fields entered into oil price hedging arrangements in respect of its Australian operations. Absent these arrangements and assuming there is no government intervention to stabilize oil prices, management estimates that for every $10 per barrel increase in the oil price, other factors remaining equal, the total all-in-cost at its operations in Ghana, Australia and Peru would increase by approximately $18, $5 and $7 per ounce, respectively. The all-in cost of certain of Gold Fields’ mines, particularly its West African mines, are most sensitive to changes in the price of oil.

Furthermore, the price of steel has also been volatile. Steel is used in the manufacture of most forms of fixed and mobile mining equipment, which is a relatively large contributor to the operating costs and capital expenditure of a mine.

Fluctuations in oil and steel prices have a significant impact on operating costs and capital expenditure estimates and, in the absence of other economic fluctuations, could result in significant changes in the total expenditure estimates for new mining projects or render certain projects non-viable.

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

In addition, Gold Fields may incur liability to third parties as a result of the actions of its contractors. The occurrence of one or more of these risks could have a material adverse effect on Gold Fields’ business, operating results and financial condition. See “Directors, Senior Management and Employees—Employees—Labor Relations—South Africa”, “Directors, Senior Management and Employees—Employees—Labor Relations—Ghana”, “Directors, Senior Management and Employees—Employees—Labor Relations—Australia” and “Directors, Senior Management and Employees—Employees—Labor Relations—Peru.”

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

In Australia, the Australian Clean Energy Act 2011 (Cth), or Clean Energy Act, and associated legislation establishing a national carbon pricing scheme, or Scheme, passed into law in November 2011. The Scheme was subsequently repealed with effect from July 1, 2014. The overall impact of the Scheme for the period prior to July 1, 2014 was approximately A$12 million per annum on Gold Fields’ Australian operations (including the Yilgarn South Assets). See “Information on the Company—Environmental and Regulatory Matters—Australia—Environmental.”

A carbon tax has been mooted in South Africa for some time, with the most recent indication of the government’s resolve to introduce the tax being the announcement, by the Minister of Finance in his 2015 Budget Speech, of the South African Treasury’s intention to release draft carbon tax legislation for public consultation during the first half of 2015 with a view to the implementation of the tax by mid-2016. At this time it is not possible to determine the ultimate impact of the proposed carbon tax on the Company. See “Information on the Company—Environmental and Regulatory Matters—South Africa—Environmental.”

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

Furthermore, the potential physical impacts of climate change on Gold Fields’ operations are highly uncertain and may adversely impact the business, operating results and financial condition of Gold Fields’ operations.

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

Gold Fields’ operations are subject to various environmental and health and safety laws, regulations, permitting requirements and standards. For example, Gold Fields is required to secure estimated mine closure liabilities. The funding methods used to make provision for the required portion of the mine closure cost liabilities, in accordance with in-country legislation, are as follows:

•	South Africa: contributions into environmental trust funds and guarantees;

•	Ghana: reclamation bonds underwritten by banks, and restricted cash;

•

Australia: due to legislative changes in Western Australia becoming effective in July 2014, companies are now required to pay an annual levy to the State of 1% of the total mine closure liability. This levy goes into a State-administered fund known as the Mine Rehabilitation Fund which will be used to rehabilitate legacy sites or sites that have been prematurely closed or abandoned; and

•	Peru: bank guarantees.

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

The principal health risks associated with Gold Fields’ mining operations in South Africa arise from occupational exposure and potential community environmental exposure to silica dust, noise and certain hazardous substances, including toxic gases and radioactive particulates. The most significant occupational diseases affecting Gold Fields’ workforce include lung diseases (such as silicosis, tuberculosis, a combination of the two and chronic obstructive airways disease, or COAD) as well as noise-induced hearing loss, or NIHL. Employees have sought and may continue to seek compensation for certain illnesses, such as silicosis, from their employer under workers compensation and also, at the same time, in a civil action under common law (either as individuals or as a class) as is the case with the silicosis individual and class action lawsuits. Such actions may also arise in connection with the alleged incidence of such diseases in communities proximate to Gold Fields’ mines.

A consolidated application has been brought against several South African mining companies, including Gold Fields, for certification of a class action on behalf of current or former mineworkers (and their dependants) who have allegedly contracted silicosis and/or tuberculosis, while working for one or more of the mining companies listed in the application. The certification application will be heard in October 2015, and will be preceded by various legal technical applications and court processes. In addition to the class action, an individual silicosis-related action has been instituted against Gold Fields and one other mining company. See “Information on the Company—Legal Proceedings and Investigations—Silicosis.” If a significant number of such claims were suitably established against it, the payment of compensation for the claims and for any significant additional costs arising out of these issues could have a material adverse effect on Gold Fields’ business, reputation, operating results and financial condition.

South Africa’s deputy Mineral Resources Minister has stated that the ministry may increase sanctions, including closures, for mines in which fatalities occur because of violations of health and safety rules. The DMR can and does issue, in the ordinary course of its operations, instructions, including Section 54 orders, following safety incidents or accidents to partially or completely halt operations at affected mines. It is also Gold Fields’ policy to halt production at its operations when serious accidents occur in order to rectify dangerous situations and, if necessary, retrain workers. In May and July 2014, the DMR imposed Section 54 work stoppage orders on Gold Fields’ South Deep operation following three fatalities at the mine, which led to the deferral of about 16,000 ounces of production. Gold Fields also embarked on a secondary support intervention which restricted access to certain parts of the mine, leading to the deferral of approximately 48,225 ounces of production in fiscal 2014 with knock-on effects in fiscal 2015. In addition, there can be no assurance that the unions will not take industrial action in response to such accidents which could lead to losses in Gold Fields’ production. Any additional stoppages in production, or increased costs associated with such incidents, could have a material adverse effect on Gold Fields’ business, operating results and financial condition. Such incidents may also negatively affect Gold Fields’ reputation with, among others, employees and unions, South African regulators and regulators in other jurisdictions in which Gold Fields operates.

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

To the extent that Gold Fields seeks to add to its reserve base through exploration, it may experience problems associated with mineral exploration or developing mining projects.

In order to expand its operations and reserve base, Gold Fields may rely on exploration for gold, and other metals associated with gold, as well as its ability to develop mining projects. Exploration for gold and other metals associated with gold is speculative in nature, involves many risks and is frequently unsuccessful. To the extent that ore bodies are to be developed, it can take a number of years and substantial expenditures from the initial phases of drilling until production commences, during which time the economic feasibility of production may change. In addition, to the extent Gold Fields participates in the development of a project through a joint venture or any other multi-party commercial structure, there could be disagreements, legal or otherwise, or divergent interests or goals amongst the parties, which could jeopardize the success of the project.

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

Gold Fields continues to use all reasonable and practical measures to remove underground water to permit the routine safe functioning of South Deep. South Deep was issued with a water use licence in November 2011. Certain conditions and other aspects of the approved license were identified as requiring modification and an application to address these was submitted to the Department of Water Affairs and Sanitation, or DWAS, in February 2012. A further amended water use license application was submitted to the DWAS in November 2013, primarily to reflect the results of a re-assessment of expected water use requirements and a changing water balance. No response was received from the DWAS in relation to the 2013 amendment. In November 2014, an agreement was reached with the DWAS to withdraw the 2013 amendment and to submit an updated amendment during the second quarter of fiscal 2015. The new amendment will reflect a variety of water management projects and initiatives that were implemented during fiscal 2014 and that are planned for implementation in fiscal 2015 and 2016. A presentation was provided to the DWAS in March 2015 to appraise them of the proposed structure and content of the new amendment, prior to the planned re-submission in April or May 2015. Gold Fields expects to incur significant expenditure to achieve and maintain compliance with the license requirements at South Deep and other regulatory requirements.

Gold Fields is also implementing a water and environmental management strategy in an effort to satisfy the conditions of its water use license and other relevant water and environmental regulatory requirements. However, there can be no assurance that Gold Fields will be able to meet all of its water and environmental regulatory requirements, primarily due to the inherent uncertainties related to certain requirements of the legislation, which are subject to ongoing discussions between government and the mining industry through the Chamber of Mines.

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

Gold Fields has experienced and may experience further acid mine drainage related pollution, which may compromise its ability to comply with legislative requirements or results in additional operating or closure cost liabilities.

Acid mine drainage, or AMD, and acid rock drainage, or ARD (collectively called acid drainage, or AD), are caused when certain sulphide minerals in rocks are exposed to oxidizing conditions (such as the presence of oxygen, combined with water). AD can occur under natural conditions or as a result of the sulphide minerals that are encountered and exposed to oxidation during mining or during storage in waste rock dumps, ore stockpiles or tailings dams. The acidic water that forms usually contains iron and other metals if they are contained in the host rock.

AD generation, and the risk of potential long-term AD issues, specifically at Gold Fields’ Cerro Corona and South Deep mines, is ongoing. Immaterial levels of surface AD generation also occur at Gold Fields’ Tarkwa, Damang and St. Ives mines. Any AD which is currently generated is contained on Gold Fields property at all operations where it occurs and is managed as part of each mine’s operational water management strategy. The relevant regulatory authorities are also kept appraised of the Group’s efforts to manage AD through various submissions and other communications.

Gold Fields continues to investigate technical solutions at both its South Deep and Cerro Corona mines to better inform appropriate strategies for long-term AD management (mainly post-closure), as well as to work towards a reliable cost estimate of these potential issues. None of these studies have allowed Gold Fields to generate a reliable estimate of the total potential impact on the Group. In addition, there can be no assurance that Gold Fields will be successful in preventing or managing long term potential AMD issues at these operations.

Gold Fields’ mine closure cost estimate (namely environmental rehabilitation provisions) for fiscal 2014 contains the aspects of AD management (namely tailings facilities, waste rock dumps, ore stockpiles and other surface infrastructure), which Management has been able to reliably estimate.

No adjustment for any effects on the Company that may result from potentially material (mainly post-closure) AD impacts at South Deep and Cerro Corona, has been made in the consolidated financial statements, other than through the Group’s normal environmental rehabilitation provisions.

The existence of material long-term AD issues at any of Gold Fields’ operations could cause it to fail to comply with its water use license requirements and could expose Gold Fields to fines, mine closures, production curtailment, additional operating costs and other liabilities, any of which could have a material adverse effect on Gold Fields’ business, production, operating results and financial condition.

Some of Gold Fields’ tenements in Australia are subject to native title claims and include Aboriginal heritage sites, which could impose significant costs and burdens.

Certain of Gold Fields’ tenements are subject to current native title claims. For example, a number of mining tenements held by St. Ives are the subject of an ongoing native title claim brought by the Ngadju People, or the Ngadju Native Title Claim. In July 2014, the Federal Court of Australia, or the Federal Court, held that the re-granting of certain of St. Ives’ tenements in 2004 by the State of Western Australia was not compliant with processes set out in the Native Title Act 1993 (Cth), or Native Title Act, and that the re-granted tenements were therefore invalid to the extent the exercise of rights under the tenements is inconsistent with the Ngadju People’s native title rights. Gold Fields announced on December 12, 2014 that an appeal had been lodged against the decision. See “Information on the Company—Legal Proceedings and Investigations— Ngadju Native Title Claim.” Other tenements may become the subject of native title claims if Gold Fields seeks to expand or otherwise change its interest in rights to those tenements. There are also a number of recognized Aboriginal cultural heritage sites located on certain of Gold Fields’ tenements.

Native title and Aboriginal cultural heritage legislation protects the claims and determined rights of Aboriginal people in relation to the land and waters throughout Australia in certain circumstances. Native title claims such as the Ngadju Native Title Claim could require costly negotiations with the registered claimants and could have implications for Gold Fields’ access to or use of its tenements and, as a result, have a material adverse effect on Gold Fields’ business, operating results and financial condition. Similarly, there are risks that if Aboriginal cultural heritage sites are damaged or materially altered as a result of current or future operations, Gold Fields could be subject to criminal and/or civil penalties under relevant legislation. See “Information on the Company—Environmental and Regulatory Matters—Australia—Land Claims.”

Gold Fields utilizes information technology and communications systems, the failure of which could significantly impact its operations and business.

Gold Fields utilizes and is reliant on various information technology and communications systems, in particular SAP, payroll and time and attendance applications. Damage or interruption to Gold Fields’ information technology and communications systems, whether due to accidents, human error, natural events or malicious acts, may lead to important data being irretrievably lost or damaged, thereby adversely affecting Gold Fields’ business, prospects and operating results.

Gold Fields has provided certain guarantees on notes issued by Gold Fields Orogen Holding (BVI) Limited. If Gold Fields were to become obligated to make payments under these guarantees, its operating results would be materially and adversely impacted.

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

On March 12, 2015, Orogen launched a consent solicitation process seeking to obtain a consent from the holders of the Notes to, among other things, the release of Sibanye Gold as Guarantor of the Notes, or the Consent Solicitation. A meeting of Note holders seeking to approve the Consent Solicitation was held on April 7, 2015 and was adjourned due to lack of a quorum to April 22, 2015. There can be no guarantee that the Consent Solicitation will be approved and that Sibanye Gold will be released as Guarantor of the Notes. If the Consent Solicitation is not approved, Sibanye Gold will continue to be a Guarantor of Notes and the Indemnity Agreement will remain in place. If Gold Fields or the other Guarantors were to become obligated to indemnify Sibanye Gold, it could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

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

Gold Fields carries significant debt relative to its shareholder equity. As of December 31, 2014, Gold Fields’ consolidated debt was approximately $1.91 billion. Approximately $0.79 billion of Gold Fields’ consolidated debt securities come due over the 36 months following the date of this annual report.

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

The effects of each of these factors could be intensified if Gold Fields increases its borrowings. Any failure to make required debt payments could, among other things, adversely affect Gold Fields’ ability to conduct operations or raise capital, which could have a material adverse effect on Gold Fields’ business, operating results or financial condition.

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

Shareholders’ equity interests in Gold Fields will be diluted to the extent of future exercises or settlements of rights under the Gold Fields Limited 2012 Share Plan, the Gold Fields Limited 2005 Share Plan, and any additional rights. See “Directors, Senior Management and Employees—The Gold Fields Limited 2012 Share Plan” and “Directors, Senior Management and Employees—The Gold Fields Limited 2005 Share Plan”. Gold Fields shares are also subject to dilution in the event that the Board is required to issue new shares in compliance with BEE legislation.

ITEM 4: INFORMATION ON THE COMPANY

Introduction

Gold Fields is a significant producer of gold and a major holder of gold reserves in South Africa, Ghana, Australia and Peru. In Peru, Gold Fields also produces copper. Gold Fields is involved in underground and surface gold and copper mining and related activities, including exploration, development, extraction, processing and smelting. Gold Fields also has an interest in a platinum group metal (and associated by-product metals) exploration project in Finland (currently earmarked for divestment). See “Information on the Company—Planned Disposals”.

In 2014, Gold Fields’ South African, West African, Australasian and American operations produced 9%, 32%,45% and 14% of its total gold production, respectively. Gold Fields’ South African operation is South Deep. Gold Fields also owns the St. Ives mine, the Agnew mine and the Yilgarn South Assets in Australia and has a 90.0% interest in each of the Tarkwa gold mine and the Damang gold mine in Ghana. Gold Fields also owns a 99.53% economic interest in the Cerro Corona mine. In addition, Gold Fields has gold and other precious metal exploration activities and interests in Africa, Eurasia, Australasia and the Americas.

As of December 31, 2014, Gold Fields reported attributable proven and probable gold and copper reserves of approximately 48.1 million ounces of gold and 620 million pounds of copper, as compared to the 48.6 million ounces of gold and 708 million pounds of copper, reported as of December 31, 2013. See “—Reserves of Gold Fields as of December 31, 2014—Methodology”.

In fiscal 2014, Gold Fields processed 33.513 million tonnes of ore and produced 2.294 million ounces of gold equivalent ounces. On an attributable basis, Gold Fields produced 2.219 million ounces of gold equivalent ounces.

Competitive Position

Gold Fields is a producer of gold and major holder of gold reserves in South Africa, Australia, Ghana, and Peru. Gold is a commodity product generally sold in U.S. dollars, with London being the world’s primary gold trading market. Gold is also actively traded using futures and forward contracts. The price of gold has historically been significantly affected by macroeconomic factors, such as inflation, exchange rates and reserves policy and by global political and economic events, rather than simple supply and demand dynamics. As a general rule, Gold Fields sells the gold it produces at market prices to obtain the maximum benefit from prevailing gold prices.

The key gold producers globally have historically been Barrick Gold, Newmont Mining, AngloGold and Gold Fields, which produced 6.25, 4.85, 4.44 and 2.22 million ounces, respectively, in 2014 and together accounted for approximately 18% of the total global gold production for the year, according to the information provided by the companies and industry reports.

Based on fiscal 2014 production, the first, second and third largest gold producers in the world were Barrick Gold, Newmont Mining and AngloGold, respectively. According to publicly available sources, at March 16, 2015, Barrick Gold had 16 operations in eight countries, Newmont Mining had eight operations in four countries and AngloGold had 20 operations in 10 countries. In fiscal 2014, Gold Fields was the seventh largest gold producer in the world.

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

Developments since December 31, 2013

Since the end of fiscal 2013, the following significant events have occurred:

On March 20, 2014, Gold Fields completed the sale of the Talas Copper-Gold Project to Robust Resources Limited. See “—Gold Fields’ Mining Operations—West Africa Operations—Talas Copper-Gold Project”. On July 24, 2014, Gold Fields also disposed of its investment in Yanfolila. On August 19, 2014, Gold Fields disposed of its 51% stake in the Chucapaca exploration project in southern Peru. See “Operating and Financial Review and Prospects—Overview—Disposal of Chucapaca” and “Operating and Financial Review and Prospects—Overview—Disposal of Yanfolila”.

On March 12, 2015, Gold Fields announced the Consent Solicitation. A meeting of Note holders seeking to approve the Consent Solicitation was held on April 7, 2015 and was adjourned due to lack of a quorum to April 22, 2015. See “Operating and Financial Review and Prospects—Credit Facilities and Other Capital Resources—U.S.$1 billion Notes Issue”.

Planned Disposals

During fiscal 2013, Gold Fields decided to disband the Growth and International Projects, or GIP, division. As part of this restructuring, Gold Fields identified and earmarked for divestment growth projects that were not aligned with the Group’s business objectives. Projects earmarked for divestment include the Arctic Platinum Project in Finland and Woodjam in Canada.

The Spin-off

See “Operating and Financial Review and Prospects—Overview—The Spin-off”.

Organizational Structure

Gold Fields is a holding company with its significant ownership interests organized as set forth below.

Group Structure(1)(2)

Gold Fields Limited
Other subsidiaries and investments
90%(2)
Newshelf 899 (Pty) Ltd (South Africa)
GFI Joint Venture Holdings (Pty) Ltd (Formerly Barrick Gold South Africa (Pty)Ltd)
Gold Fields Operations Ltd (Formerly Western Areas Ltd)
50%
50%
South Deep Operation
GFL Mining Services Limited (South Africa)
Gold Fields Orogen Holding (BVI) Limited (British Virgin Islands)
other subsidiaries and investments(1)
Gold Fields Corona (BVI) Limited (British Virgin Islands)
various exploration subsidiaries
Minera Gold Fields Salares Norte Limitada (Peru)
99.53% economic interest
Gold Fields LA Cima S.A. (Peru)
Cerro Corona Operation
Gold Fields Holdings Company (BVI) Limited (British Virgin Islands)
Other subsidiaries and investments
Gold Fields Netherlands Coöperatief U.A.
Other subsidiaries and investments, including the Far South East (FSE) Project in the Philippines(1)
Gold Fields Ghana Holdings (BVI) Limited (British Virgin Islands)
90%
90%
Gold Fields Ghana Limited (Ghana)
Abosso Goldfields Limited (Ghana)
Tarkwa Operation
Damang Operation
Gold Fields Exploration B.V. (Netherlands)
Agnew Gold Mining Company Pty Limited (Australia)
St. Ives Gold Mining Company Pty Limited (Australia)
Darlot Mining Company (Pty) Ltd
GSM Mining Company (Pty) Ltd
other subsidiaries and investments
Gold Fields Finland O.Y. (Finland)
Lawlers Operation
Agnew Operation
St. Ives Operation
Darlot Operation
Granny Smith Operation
Gold Fields Artic Platinum O.Y (Finland)
Artic Platinum Project

Notes:

(1)	As of April 7, 2015, unless otherwise stated, all subsidiaries are, directly or indirectly, wholly-owned by Gold Fields Limited.
(2)	See “Additional Information—Material Contracts—Additional Black Economic Empowerment Transactions”.
(3)	Not all other subsidiaries and investments are wholly-owned.

Gold Fields is a limited public company incorporated in South Africa, with a registered office located at 150 Helen Road, Sandown, Sandton, 2196, South Africa, telephone number +27-11-562-9700.

Strategy

General

The transformation of Gold Fields has its roots in CEO Nick Holland’s keynote address to the Melbourne Mining Club in August 2012. During this speech, he challenged the gold mining industry to reinvent itself with a more credible case for gold mining equities, by addressing investor perceptions prevailing at the time, that, collectively, they were not offering sufficient leverage to the then-high gold price.

Gold Fields’ response to this challenge in the second half of fiscal 2012 was to adopt an ambitious and ongoing transformation process aimed at turning itself into a focused, lean and globally diversified gold mining company that generates meaningful free cash flow and provides investors with superior leverage to the price of gold. At the same time, our ability to generate cash enables us to meet the legitimate socio-economic demands of many of our other stakeholders, in line with our vision of leadership in sustainable gold mining.

At its core, this process entails a shift away from a focus on the pursuit of growth in production and reserve ounces at any cost, and the adoption of a new focus on growing its margins and improving free cash flow per ounce.

This fundamental shift in strategy was embodied in Gold Fields’ overarching objective of achieving a 15% FCF Margin at a gold price of US$1,300/oz, which has become the guiding principle for what it does, and is germane to the progressive transformation that the Group has seen over the last two and a half years.

The early adoption of the Group’s focus on improving cash flow proved to be beneficial to the Group by providing it with an inbuilt safety cushion that is able to withstand lower gold prices, especially when the gold price declined significantly early in fiscal 2013 and again in fiscal 2014.

The trade-off between production volumes and production quality inherent in the Group’s strategy has resulted in its adoption of a number of supporting and complementary strategies, first reported on in its 2013 Integrated Annual Review. Progress on these is outlined below:

Focus on what the Group is good at

The philosophical orientation guiding Gold Fields’ transformation journey is to focus on those activities that it is good at. Following a process of serious analysis and introspection, the Group came to the conclusion that its core competencies are the operation of mechanized mines, mergers and acquisitions and brownfields (or near-mine) exploration.

One area in which the Group has been less successful is greenfields exploration and in taking projects from initial discovery through construction into production. Despite having spent in excess of U.S.$1 billion on greenfields exploration since the founding of the modern Gold Fields in 1998, and having had some of the best exploration professionals in the business, Gold Fields has never taken a single project through this entire process. This demonstrates how elusive greenfields exploration success can be.

In fact, Gold Fields’ entire portfolio of current operating assets has been acquired. In contrast to its lack of success with greenfields exploration, the Group has been very successful at brownfields exploration, in particular at its orogenic-style assets in Australia and at Damang in Ghana. As a consequence of this outcome, the Group made the difficult decision to stop greenfields exploration as the key driver of growth, and to focus instead on acquisitions and brownfields exploration. Salares Norte in Chile which is a project in resource development, is a product of greenfields exploration but has since graduated up the maturity ladder and continues to be an active project. The Group therefore disbanded its GIP division in late fiscal 2013, and refocused its growth efforts on mergers and acquisitions and brownfields exploration. The Group’s growth strategy and philosophy is discussed in more detail below.

With respect to operating mines, the Group concluded early in fiscal 2012 that its core competency lay in the operation of mechanized mines rather than in hard-rock, deep-level, labor intensive mining that characterized the KDC and Beatrix mines in South Africa, which at that time formed part of the Gold Fields portfolio. In late fiscal 2012, the Group therefore decided to separate those assets from Gold Fields by creating Sibanye Gold Limited under a new, focused management team. Gold Fields’ remaining portfolio is one that comprises mechanized operations throughout the world.

Fit-for-purpose corporate, regional and operational structures

The transformation of Gold Fields, combined with its relentless focus on cash generation, necessitated the implementation of fit-for-purpose corporate, regional and operational structures in which managers and employees are encouraged to act as dynamic, engaged owners, and are rewarded for doing so.

In response, the Group devolved full operational accountability for sustainable cash generation to its regions, supported by appropriate resourcing of its management teams at the different levels in the organization. Inevitably, there was a corresponding rationalization of the Group’s corporate office functions, mainly housed at the Group’s head office in Johannesburg, which now only focuses on a relatively narrow set of strategic and Group activities.

During fiscal 2014, the Group’s new corporate, regional and operational structures were further bedded down and entrenched throughout its operations, including in the South Africa Region. As a result, Gold Fields now enjoys a cost-effective, focused, flexible and fit-for-purpose management structure that is appropriate to both its size and its strategic priorities.

Focus on cash generation and free cash flow margin, not ounces for ounces’ sake

Cost containment is a critical pillar of Gold Fields’ cash-generating strategy and the Group made considerable progress, as reflected in the 17% decline in its AIC per ounce during fiscal 2014. This was on top of a 15% decline in AIC during fiscal 2013, bringing cumulative cost reductions between fiscal 2012 and fiscal 2014 to 29%. A number of initiatives were pivotal in achieving the lower cost base, namely:

•	The cessation of marginal mining at various operations;

•	The restructuring and rightsizing of the Group’s corporate regional and operational structures;

•

An 8% reduction in the Group’s global workforce (equivalent to 1,309 employees and contractors) during fiscal 2014, which is in addition to the 711 employees and contractors that left the Group in fiscal 2013;

•	The rationalization and prioritization of capital expenditure and the deferral of non-essential capital, while managing the sustainability of our mines;

•	The cancellation of near-mine growth projects that demonstrated inadequate returns;

•	The disbandment of the Group’s GIP division; and

•	General cost savings driven by ongoing business process re-engineering, or BPR.

During fiscal 2014, these efforts continued with a view to protecting the Group’s margins in the current low gold price environment. Effective cost management is also expected to prove beneficial to the Group’s margin when the gold price eventually recovers, as it is expected to.

In addition to the focus on operational cost containment, the Group took the decision to scale down its involvement in activities which are typically the domain of larger, industry-leading companies. The Group no longer aspires to be a pioneer of research and development in areas such as technology, but to be fast adopters of best practice. This has helped the Group to reduce the costs of developing and applying cutting-edge practices, while still ensuring that it is able to leverage their benefits. A noticeable exception is at South Deep, where Gold Fields is continuing to invest heavily in the training of mechanized mining skills, of which there is a critical shortage in South Africa.

Furthermore, the Group has scaled back its participation in a wide range of professional and industry bodies which in the past inflated its corporate costs as well as its general and administrative expenditure. One example of this is the Group’s cancellation of its membership of the World Gold Council. During fiscal 2014, the Group reduced its overall corporate costs to approximately U.S.$10 per ounce, which is among the lowest in the industry.

Protecting the long-term sustainability of the Group’s ore bodies

One of the serious risks associated with a low gold price environment and the attendant rationalization, prioritization and deferral of scarce capital is that producers may be tempted to engage in practices that may have a short-term beneficial impact on cash flows, but that have a potentially devastating effect on the long-term sustainability and integrity of their ore bodies. Regrettably, evidence of this is starting to emerge throughout the industry in the form of high-grading as well as excessive cutbacks in brownfields exploration, stripping and ore reserve development.

To ensure that its business has a strong future, the Group has made continued exploration and development of its underground and surface ore bodies a strategic priority. These are among the last activities that the Group would cut in a sustained low gold price environment.

In addition, Gold Fields’ strategic objective of generating a sustainable free cash flow margin of at least 15%, at a planning gold price of U.S.$1,300 per ounce, provides it with an inbuilt safety cushion that is able to withstand a drop in gold prices. Included in this price are the costs associated with maintaining the integrity of the Group’s ore bodies. Should prices go down to levels of around U.S.$1,100/oz or lower for a sustained period of time, the Group would be looking at a new operating and planning protocol for these lower prices to protect the integrity of its ore bodies.

The Group’s strategic guidance to all of its mines is to mine at or below the reserve grades of their ore bodies and, when prices recover, to maintain and grow its margins rather than be lured by incremental increases in ounces produced.

A new paradigm in growth—proactive portfolio management

Gold Fields’ new strategy has a direct bearing on its approach to growth. Not only does it mean that the Group must scrutinize every dollar spent on growth, it also defines the quality of the assets that it seeks to acquire.

In essence, it means that the Group can no longer afford the capital and time-intensive greenfields exploration-led growth strategy of prior years, hence the disbandment of the Group’s GIP division in late fiscal 2013; the closing down of its greenfields exploration portfolio; and the disposal of projects in the Group’s portfolio that were not aligned with its overarching group objective, including the Chucapaca and Yanfolila projects in Peru and Mali, respectively.

The projects remaining in the Group’s portfolio are the Woodjam Project in British Columbia, Canada, and the Arctic Platinum Project in Finland, which are earmarked for disposal. The Group also still holds the Far Southeast, or FSE, Project in the Philippines and the Salares Norte Project in Chile, both of which the Group intends to retain in its portfolio in recognition of the embedded value in these assets. See “Information on the Company—Developments Since December 31, 2013—Planned Disposals”, “Information on the Company—Gold Fields’ Mining Operations—Australasia Operations—Far Southeast Scoping Study”, and “Information on the Company—Gold Fields’ Mining Operations—Salares Norte and Piedra”.

To replace its previous exploration-led approach to growth, the Group has adopted a more opportunistic acquisition approach. All new opportunities must meet the following main criteria:

•	They must be in production and improve the quality of the Group’s portfolio on a free cash flow per ounce basis; and

•

They should be located in or near the Group’s existing regions, in well-understood, stable countries that offer favorable regulatory regimes, and that offer near-mine growth potential and/or synergies with the Group’s existing operations or regional structures.

These criteria mean that in future, the Group’s growth portfolio will be premised on a larger number of smaller, higher quality and lower-cost mines that offer immediate cash flow benefits. Management believes that the Group’s acquisition of the Yilgarn South Assets in Western Australia in October 2013 provides the benchmark in this regard.

Central to the Group’s new growth strategy is the adoption of an “active portfolio management approach” to the management of all of the assets in its portfolio as well as any future projects that it may consider acquiring.

This requires an ongoing strategic review of all assets in the portfolio as well as potential acquisition targets with a view to improving the quality of the Group’s overall portfolio. It implies that the Group is prepared to trade existing assets for better, new assets, if they are expected to improve the quality of its portfolio.

Gold Fields is comfortable with its corporate structure, which is defined by its limited red tape and which does not have too many levels of hierarchical responsibilities. The Group believes that its size makes it more flexible and nimble. The Group currently has eight operating mines and conceptually, management would ideally like to add two more mines to its portfolio in the short to medium term.

Innovation, up-skilling and mechanization

The transformation of Gold Fields into a mid-tier producer has clearly had a profound impact on the profile of the Group’s workforce. The most obvious, and painful, impact has been the need to reduce the number of employees to bring down the Group’s cost base to a more sustainable level. This process started in fiscal 2013, when 711 employees were made redundant, and continued in fiscal 2014 with 1,309 retrenchments, or 8% of our total workforce, mostly at its mines in Ghana and at South Deep. With 8,954 employees and 6,486 contractors on its books at the end of fiscal 2014, management believes that the Group’s human resource base is now close to where it should be in terms of numbers.

However, Gold Fields’ transformation has also required a different set of skills. The profile of the Group’s employees at its operations in Australia, Peru and Ghana by and large meets its skills requirements, and is supported by the continued development and training of its workforce.

At South Deep, Gold Fields is pioneering mechanized gold mining on a scale and depth not previously seen in South Africa, and the success of the operation is largely dependent on its people. The Group’s strategy is to grow its own people through focused internal training efforts and to recruit the best local mechanized mining skills to supplement the existing talent pool. During fiscal 2014, Gold Fields spent around U.S.$13.4 million globally on training and developing its employees.

A significant effort has been made to introduce international best practice standards at South Deep. In addition to its existing mechanized mining training center, the Group also brought over an experienced team from its mines in Australia to transfer skills and mine management is starting to collaborate with the South African platinum industry in setting training baselines for mechanized mining. The Group has also recruited new leadership from the successful Two Rivers mechanized underground platinum mine.

Collaborative value creation at the national and community level

Mining, when executed responsibly, is a significant force for sustainable growth. The Group’s investment has significant multiplier effects on employment, livelihoods and the national economy. This value creation impacts a wide range of stakeholders, including employees, host governments, host communities, businesses and suppliers as well as the providers of risk capital.

Management believes that the mining industry’s ability to create and distribute value could be significantly enhanced if it worked more closely with governments, trade unions and communities in boosting mining economies. In fiscal 2013, CEO Nick Holland alluded to efforts to grow the mining pie that would enable all stakeholders to receive a greater share of the wealth created by mining.

Management remains of the view that this will only be achieved through strong partnerships with all stakeholders, supported by stable fiscal, legislative and regulatory environments and underpinned by recognition of the full costs and benefits of mining. As a committed corporate citizen in all the jurisdictions in which it operates, the Group is willing to play its role in these partnerships.

Entire communities are directly and often exclusively dependent on the sustainability and growth of the mining sector and one of the biggest challenges facing mining companies is addressing what is known as “the social license to operate”, namely the building of relationships and trust with host communities. While the consequences of not obtaining this social license may not always be dramatic, there is potential for operational disruption or even project delays and cancellations.

It takes substantial time, effort and resources to establish and maintain a strong social license to operate and, once it is lost, it is very hard to regain. Furthermore, Gold Fields’ ability to grow through the expansion of existing mines and the development of new projects as and when deemed appropriate, will be determined by its ability to win the trust of communities in its areas of interest. See “Risk Factors—Mining companies are increasingly required to operate in a sustainable manner and to provide benefits to affected communities. Failure to comply with these requirements can result in legal suits, additional operational costs, investor divestment and loss of ‘social licence to operate’, which could adversely impact Gold Fields’ business, operating results and financial condition”.

While the Group has always invested heavily in communities through its corporate social investment programs, in fiscal 2013 it committed to a different strategy for community-level value creation, namely the creation of “Shared Value”. This means pursuing mine-level business strategies that not only generate positive socio-economic impacts but that also enhance the value of the Group’s business. During fiscal 2013, the Group implemented three Shared Value projects, focusing on local procurement, mathematics and science skills and water supply and quality. A range of new, value-creating projects are currently being rolled out.

The Group’s strategic priorities for fiscal 2015

During fiscal 2015, Gold Fields will continue to build on the strategies that it has implemented and rolled out over the past two years. The five strategic priorities for fiscal 2015, which reflect this continued focus, are:

•	South Deep—the Group’s top priority;

•	Cash flow and margin—making money at current prices;

•	Making dividend payments of between 25% and 35% of normalized earnings;

•	Balance sheet—reducing the net debt to EBITDA ratio to 1.0 times by the end of 2016; and

•	Growth (in the form of brownfields exploration and opportunistic, value-accretive acquisitions).

These priorities support Management’s long-term Vision for Gold Fields, namely global leadership in sustainable gold mining.

The sustainability of the Group’s business is intended to be ensured by understanding the links between all the inputs and outputs of its operations, enabling management to maximize the benefits for all stakeholders and reduce the risk to the business. Integrated thinking, which is defined by the SA Institute of Chartered Accountants as “ensuring the long-term sustainability of organizations through the sustained creation of value for all stakeholders”, underpins this approach.

Management believes that integrated management of the Group is ensured through four key performance areas that the Group will be focusing on in the years ahead to ensure that integrated thinking is further entrenched in its business. These are: business optimization; people; finance; and the social license to operate. These broad performance areas will inform how the Group measures the business performance of its senior managers and will determine these managers’ annual bonus payments.

Redefining ‘growth’

Management believes that growth at Gold Fields is not just a matter of increasing the Group’s mineral reserves or of boosting its production profile, but about growing cash flow per ounce and per share in the medium- and long-term.

A strategic shift towards ‘quality’

In this context, Gold Fields’ immediate growth strategy is to generate growth in both reserves per share and in sustained cash flow margin per ounce through a process of ‘Active Portfolio Management’. In fiscal 2014, this resulted in:

•	The cessation of all early greenfields exploration activity;

•	Refocusing from greenfields exploration to low-risk near-mine exploration and cash-generative acquisition opportunities that are aligned with Gold Fields’ core competencies; and

•	The disposal of growth projects that are marginal, located in ‘high-risk’ locations and/or are primarily focused on metals other than gold.

This has resulted in a short-term reduction in Gold Fields’ mineral resources in fiscal 2014. In the past, this would have been a cause for concern. In light of the Group’s new focus, however, it is not only acceptable but to be expected that every new ounce Gold Fields brings into production should directly support the delivery of superior returns to current and future shareholders and the upgrading of its existing portfolio. It is the starting point for a truly cash-generative growth pipeline that is well-aligned with Gold Fields’ current and long-term business priorities.

Beyond this, the Group intends to, over the next two to three years:

•	Continue to apply ‘Active Portfolio Management’, including through the application of stringent hurdle rates for all new growth opportunities and the disposal of its ‘non-franchise’ assets;

•

Try to repeat the successful integration of the Yilgarn South Assets by pursuing further opportunistic, bolt-on mergers and acquisitions where these offer immediate cash generation and strategic alignment;

•	Fund growth through equity financing, alternative financing or the disposal of existing projects, rather than through an exclusive focus on debt funding if possible; and

•	De-risk new growth opportunities through technical or financial partnerships with other companies.

Reflecting these priorities, in fiscal 2014 Gold Fields:

•	Did not invest any funds in greenfields exploration;

•	Increased its near-mine exploration (Damang & Australia) spend by 81% to US$58 million (2013: US$32 million);

•	Reduced its total growth-related expenditure by 78% to US$36 million (2013: US$162 million), of which the bulk was spent on the Salares Norte Project in Chile; and

•

Raised US$107 million in cash or shares through the disposal of its holding in the Chucapaca project in Peru, excluding future royalty contributions, the Yanfolila Project in Mali and the Talas Project in Kyrgyzstan.

In line with the major organizational restructuring process initiated in fiscal 2013, Gold Fields has consolidated its growth portfolio, including through the selection of appropriate acquisition targets and the disposal of assets, under the Group’s corporate development department to ensure its alignment with strategic objectives. All other growth-related activities, including day-to-day management of projects, fall under the responsibility of Gold Fields’ regional operations, in order to leverage their local expertise, management capabilities and infrastructure.

Active Portfolio Management

Gold Fields’ ‘Active Portfolio Management’ approach is based on the assessment of all existing assets, near-mine exploration opportunities and acquisition targets against three key criteria:

•

‘The right address’, namely growth opportunities located in stable, ‘mining-friendly’ operating environments in the Group’s existing regions that pose only limited potential barriers to successful project execution and profitable future production;

•

‘Gold focus’, namely growth opportunities that are well-aligned with Gold Fields’ core competency, including the identification, development and extraction of gold-bearing ore bodies. As such, over 50% of future output needs to be gold; and

•	‘Commercial sustainability’, namely growth opportunities that can ultimately offer a 15% free cash flow margin at a gold price of US$1,300/oz and add value to its portfolio.

The ultimate aim of this approach is to improve the quality of Gold Fields’ portfolio on an ongoing, long-term basis. To this end, Gold Fields disposed of a number of growth assets that failed to meet these three criteria. Nonetheless, two growth assets were found to be of sufficient quality to justify their retention, namely the Salares Norte project in Chile and the Far Southeast Project in the Philippines.

An integrated approach to growth

As with production, Gold Fields integrates sustainability into all of its growth activities. This is due to its:

•	Desire to be seen, as a result of its actions, track record and stakeholder relationships, as the ‘partner of choice’ for host governments, local communities and peer companies; and

•

Recognition that the success or failure of major growth projects (as well as the sale value that they can command) increasingly depends on how well companies can manage sustainable development issues, particularly relationships with host communities.

Gold Fields’ integrated approach to growth is driven by the management team at each of its regional operations, in line with Group-level standards. This ensures a consistent approach towards integrated growth management, while also allowing requisite flexibility for locally-appropriate and project-specific decision making. In this context, Gold Fields’ regional growth teams continue to:

•	Apply Group-level best-practice sustainability standards (tailored to suit local circumstances) across all growth projects;

•	Apply ‘integrated’ risk management to all growth activity, covering financial, technical, political, social and environmental issues and dynamics likely to influence project success;

•	Integrate the creation of “Shared Value” into core project development activities from the very start;

•	Work with Group sustainability and risk management experts to ensure the smooth transition of growth opportunities through the project lifecycle; and

•	Implement comprehensive crisis management plans across all growth projects.

The Group’s regional growth teams are supported in this respect by Group-level guidance based on international best practice. This includes:

•	The ISO 14001- and OHSAS 18001-certified Environment, Health and Safety Management System;

•	Gold Fields’ Community Policy;

•	Gold Fields’ Community Relations Handbook;

•	Gold Fields’ Community Relations and Stakeholder Engagement Guidelines; and

•	Gold Fields’ Shared Value strategy.

By building in the highest standards from the start, the Group’s regional growth teams aim to ensure that good-practice operational management is built into the ‘DNA’ of any new mines that may ultimately be delivered, as is the case for the Group’s existing operations. These practices are also intended to give purchasers of Gold Fields’ growth assets confidence that potential legacy issues have been identified and responsibly managed from inception to disposal. This is an increasingly important factor as it is a growing trend that projects have their social liabilities factored into their pricing.

Earning and maintaining a social license to operate

The value offered by an integrated approach to growth is most apparent with respect to the securing and maintenance of a strong political and social license to operate. Indeed, companies’ social license to operate can, in many jurisdictions, be the key determinant of project success. This is true both in higher-risk, ‘frontier’ operating environments, as well as in the kind of better-established, lower-risk growth environments that Gold Fields is increasingly targeting.

Gold Fields places strong emphasis on ‘getting it right from the start’ in respect of projects that it wishes to pursue. This means operating in a way that generates trust and confidence amongst local stakeholders, and ensuring that each project has the kind of early political and social backing that will ultimately support its long-term execution and operation.

One of the advantages of Gold Fields’ strategic refocusing on near-mine exploration is that there is generally support for mine regeneration and expansion within its existing local communities. This is because these communities are often directly or indirectly economically reliant on the continued and profitable operation of Gold Fields’ mines.

Gold Fields’ approach to growth-focused stakeholder engagement is based on its Community Relations Handbook and Guidelines, which are aligned to the AccountAbility AA 1000 principles of inclusivity, materiality and responsiveness. This includes extensive and ongoing engagement with, among others, local community members, local traditional representatives, local and national government officials, as well as local and national non-governmental organizations, or NGOs. More specifically, this approach is supported by the installation of community relations experts at each project, ongoing stakeholder mapping, analysis and monitoring, as well as detailed risk analysis and the implementation of effective risk management action plans.

Some of Gold Fields’ key interactions between its regional growth teams and local stakeholders in 2014 include those relating to:

•

Water availability and access for the Salares Norte project, which is located in an arid, relatively unpopulated part of the Atacama region of Chile. A formal water rights application was made to the local authorities in the first quarter of fiscal 2014;

•	The finalization of an officially-recognized agreement for the Free, Prior and Informed Consent, or FPIC, of the Kankana-ey community for the progression of the FSE Project in the Philippines;

•

The signing of a memorandum of agreement with the Kankana-ey communities and the passing of a resolution in favour of granting Gold Fields an FTAA license by the Kankana-ey people’s elders in February 2015;

•

The creation of local value at the FSE project, including capacity-building for local community members. This is to ensure they are able to positively contribute to this process and benefit from its outcomes as the project develops; and

•	Ongoing engagement with local indigenous groups at the Agnew/Lawlers, Granny Smith and St Ives mines in Australia regarding land access for near-mine drilling and the protection of cultural heritage.

Aside from supporting its own growth activities, a proactive sustainability approach also supports Gold Fields’ ability to divest itself of unsuitable growth projects—a key issue in the context of Active Portfolio Management. Project divestment can place particular pressure on relations with local communities, due to frustrated expectations around employment creation and revenue generation, as well as Gold Fields’ withdrawal from hard-won stakeholder relationships.

In this context, the company’s regional growth teams actively work with community relations specialists to explain the transition process, mitigate the impacts of the Group’s withdrawal and honor its existing commitments. This helps to ensure Gold Fields can maintain the value of its divested assets by handing over a secure political and social license to purchasers. Furthermore, the company actively seeks out purchasers who will not undermine its own reputation through their subsequent operational standards and approach to stakeholder relations.

Gold Fields’ vision of global leadership in sustainable gold mining commits the company to:

•	Maximize the enduring value from gold mining for all stakeholders;

•	Understand and respond to the needs of stakeholders in a responsible manner;

•	Represent a trusted and valued mining partner;

•	Enhance the environments in which its activities take place, while limiting its negative impacts; and

•	Leave a positive legacy by creating shared value for all stakeholders.

Gold Fields as an employer of choice

Gold Fields’ People Strategy aims to drive a high-performance culture across all operations. Despite the challenges posed by the current low gold price, Gold Fields remains committed to being an employer of choice. This means ensuring that employees:

•	Receive market-aligned pay and benefits;

•	Have access to a wide range of training and development opportunities;

•	Work in a safe, productive and respectful environment; and

•	Are acknowledged and recognized for their role in value creation.

In line with its new, cash-generative production profile and low-cost operating model, the Group has established a leaner, more efficient and better skilled workforce. This has driven increased emphasis on employee efficiency, accountability and rewards, and enhanced training for key personnel, with particular emphasis on further developing mechanized mining skills at South Deep.

The comprehensive restructuring of Gold Fields since fiscal 2013, in particular the Spin-off, has led to a significant reduction in the size of the Group’s workforce but also to a change in the workforce profile, which now predominantly comprises labor-efficient mechanized mining skills.

These processes continued during 2014, driven by:

•	The re-basing of production and development at South Deep;

•	The integration of the Yilgarn South Assets, which included workforce rationalisation at Agnew/Lawlers; and

•	The closure of Tarkwa’s North Heap Leach facility and workforce restructuring at Damang.

The ongoing right-sizing of Gold Fields’ workforce has played an important role in ensuring the Group’s long-term sustainability in the wake of continued cost pressures and supports the ability to generate free cash flow despite a very challenging gold price.

Following the reduction in its headcount, Gold Fields has focused on ensuring that employees and contractors are:

•	Effectively deployed to operate efficiently and safely across the remaining production base;

•	Incentivized in line with the company’s sustainable cash-generation targets; and

•	Equipped with the appropriate skills to achieve a world-class mechanized mining performance.

Government

As the issuers of mining licenses, developers of policy and overseers of regulation, host governments are among Gold Fields’ most important stakeholders. Engagement with national governments typically takes place on a collective basis through local chambers of mines. Gold Fields also regularly engages with regional regulatory authorities and municipal authorities in its host communities. It is Gold Fields’ policy not to provide financial contributions to political parties and lobby groups, unless explicitly approved by the Gold Fields Board of Directors.

It is natural and right that governments seek to maximize the social benefits that accrue from the extraction of scarce natural resources. As a matter of policy, Gold Fields fully complies with the fiscal and taxation regulations and laws of the countries it operates in, understanding that these fiscal contributions are critical to fund governments, its employees and public sector infrastructure and projects. Nonetheless, attempts to secure these benefits through higher levels of targeted taxation can, in the long-term, have the opposite effect. Indeed, the weak commodities market, including the low price of gold, is throwing into sharp relief just how damaging short-term attempts to secure a greater proportion of companies’ earnings can be. Mining investment is falling, new growth projects are being left undeveloped and existing projects are facing closure even without additional fiscal uncertainty. The implications for longer-term national and host community development are obvious.

Gold Fields generates significant value for all the societies in which it operates, some of which can be quantified and some which cannot. The Group recognizes that the payment of taxes, royalties, dividends and other sums to host governments is vital if national mineral wealth is to be converted into broad-based, sustainable development. In fiscal 2014, the Company’s payments in this regard amounted to U.S.$194 million, compared to U.S.$380 million in fiscal 2013.

Compared to global norms, all of Gold Fields countries of operation enjoy relatively strong democratic governance standards and are considered to pose low to moderate corruption risks by third-parties. Furthermore, Ghana and Peru adhere to the Extractive Industries Transparency Initiative, or EITI. Collectedly, this helps Gold Fields’ payments to government actively contribute to broader socio-economic development in its host societies.

Gold Fields recognizes that not all of the value it creates at a national-level benefits its host communities. To address this deficit and to maintain its social licence to operate, Gold Fields implements a range of Socio-Economic Development, or SED, initiatives, in addition to community procurement and employment, in its host communities that focus on the key priorities in these communities. Gold Fields spent US$16 million on SED programmes in both fiscal 2014 and fiscal 2013.

Gold Fields is also implementing innovative ‘Shared Value’ projects in local communities. These are sustainable projects that support Gold Fields’ own business objectives, whilst also generating positive socio-economic impacts for local people, whether in the form of skills transfers, enterprise development or employment creation.

Community relations

Overview

Many mining companies face increasing pressures over their “social license to operate”, namely the acceptance or approval of their activities by local stakeholders. While formal permission to operate is ultimately granted by host governments, the practical reality is that many operations also need the ‘social permission’ of host communities and other influential stakeholders to carry out their operations effectively and profitably.

As such, Gold Fields believes it is important to both minimize the negative impacts that its operations have on local stakeholders, while maximizing the positive benefits. In current market conditions, which have the potential to curtail the ability of Gold Fields to deliver local benefits, active stakeholder engagement, in combination with the company’s ‘Shared Value’ development approach (set out below) is particularly important as it shifts the focus from spending to the actual social and business impacts.

In light of this, Gold Fields actively identifies and engages with the representatives of the following groups on a regular basis, both formally and informally:

•	Central and local government;

•	Informal community groups;

•	NGOs;

•	Organized labor; and

•	Local businesses.

Such engagement is guided by, for example:

•	Applicable legislation;

•	South Deep’s mandated Social and Labor Plan, or SLP;

•	Gold Fields’ Community Policy and Guidelines (including the Community Relations Handbook).

These are aligned with a range of good international industry practice standards, including:

•	The International Council on Mining and Metal’s, or ICMM’s, 10 Principles and Community Development Toolkit—and Position Statement on Indigenous Peoples;

•	The International Finance Corporation Performance Standards;

•	The Equator Principles;

•	The AA1000 Stakeholder Engagement Standard; and

•	The ISO 26000 Social Responsibility Standard.

In the case of significant operational changes, relevant public consultation processes are also defined within our Environmental and Social Impact Assessments, or ESIAs.

The finalization of a summary version of the Community Relations Handbook, that will be accessible to all employees, was completed in early fiscal 2015.

Gold Fields requires that all its regional operations establish grievance mechanisms through which communities can voice their concerns and complaints with the Company, including on environmental issues.

Community value distribution

Despite its substantial economic impact on the national level, not all of Gold Fields’ contributions necessarily trickle down to host communities. In order to maintain its social license to operate, Gold Fields is committed to more direct initiatives focused on the delivery of benefits to host communities. These include, for example:

•	Direct employment;

•	Indirect employment;

•	Skills development;

•	Educational investment;

•	Health investment; and

•	Infrastructure support.

Such initiatives are supplemented by Gold Fields’ Shared Value projects.

The relatively low gold price and the restructuring of Gold Fields’ key operations has made maintaining historical levels of SED spending challenging. Furthermore, it is not yet clear whether SED spending is the most effective way in which to support long-term, sustainable community development.

In this context, Gold Fields introduced Shared Value to the business in 2012, making it one of the earliest adopters of this approach. Taking a leadership role is integral to how Gold Fields implements Shared Value; the Company facilitates collaboration between multiple stakeholders to solve environmental issues such as water security, which have been identified as a community priority.

This Shared Value approach is based on four key pillars:

•	Strategic interventions to proactively address socio-economic challenges that can drive community tensions, NGO activism or more restrictive regulation;

•	The ‘integration’ of business activities and the management of community relations to maximize contributions to host communities and realize business efficiencies;

•	Participation in collaborative action with other stakeholders to address shared social challenges; and

•	Transparency around Gold Fields economic contributions to its host societies, in line with the World Gold Council’s guidelines on ‘Responsible Gold Mining and Value Distribution’.

Given the nature of the Shared Value approach, broad-based, meaningful stakeholder engagement plays a key role in ensuring that SED initiatives deliver well-recognized benefits for all involved.

Reserves of Gold Fields as at December 31, 2014

Methodology

Gold Fields is in the process of rebasing the production profile of its South Deep mine to ensure the best strategic value option for the asset is operationalized. This process involves comprehensive reviews, assessments, planning and simulation modeling for South Deep as it evolves from a mine-build project into a full production facility. The rebasing exercise remains a work in progress. Consequently, the December 31, 2014 Mineral Reserves for South Deep primarily reflect mining depletion of last year’s figures except where material differences were encountered for technical or economic reasons, in which case suitably revised models and schedules were implemented.

While there are some differences between the definition of the South African Code for Reporting of Exploration Results, Mineral Resources and Mineral Reserves, or SAMREC Code, and that of the Securities and Exchange Commission’s, or SEC’s, Industry Guide 7, only the reserves at each of Gold Fields’ operations, growth and advanced exploration projects as at December 31, 2014 which qualify as reserves for purposes of the SEC’s Industry Guide 7 are presented in the table below. See “—Glossary of Mining Terms”. In accordance with the requirements imposed by the JSE, Gold Fields reports its reserves using the terms and definitions of the SAMREC Code (2007 edition, amended July 2009). Mineral or ore reserves, as defined under the SAMREC Code, are divided into categories of proved and probable reserves and are expressed in terms of tonnes to be processed at mill feed head grades, allowing for estimated mining dilution, ore loss, mining recovery and other factors.

All of Gold Fields’ operations report reserves using cut-off grades or net smelter return cut-offs, or NSR, in the case of multi-metal deposits. Cut-off grade is the grade that distinguishes the economic material within an ore body that is to be extracted and treated from the remaining material. Cut-off grade is typically calculated using an appropriate metal price and the development, stoping, processing, general and administration and sustaining capital costs to derive a total cost per tonne. NSR is the net revenue (total revenue less production costs) that the owner of a mining property receives from the sale of the mine’s metal products less transportation and refining costs. Modifying factors used to calculate the cut-off grades include adjustments to mill delivered amounts due to dilution and ore loss incurred in the course of mining, expected return on investment, and sustaining capital. Modifying factors applied in estimating reserves are primarily based on historical empirical information, but commonly incorporate adjustments for planned operational improvements. Tonnage and grade may include some mineralization below the selected cut-off grade to ensure that the reserve comprises blocks of adequate size and continuity to facilitate practical mining. Reserves also take into account operating cost levels as well as necessary capital and sustaining capital provisions required at each operation, and are supported by “life of mine” plans.

South Africa

At South Deep (except as noted above), the estimation of reserves is based on surface drilling, underground diamond drilling, surface three-dimensional reflection seismics, ore body facies modeling, structural modeling, underground mapping, detailed ore zone wireframes and geostatistical estimation. The reefs, which are sedimentary in nature and reflect extensive intra-basinal fluvial deposits, are initially explored by drilling from the surface on an approximately 500 meter to 2,000 meter grid. Once underground access is available, diamond drilling is undertaken on an approximate 30 meter to 90 meter grid, to provide the necessary ore body definition to support mine design and production scheduling.

The following sets out the drill spacing ranges used to classify the different categories of reserves at South Deep.

Reserve Classification	Sample Spacing Range Min/Max	Maximum Distance Data is Projected
	(meters)
Proved	0 to 60	220
Probable	60 to 650	650

For proved reserves, the ore body must be fully destressed, with planned grade control diamond drilling designed at an approximate 50 meter by 50 meter grid spacing, depending on the accessibility for the diamond drill rigs. The destress mining extracts 2.2 meter high cuts that are generally mined horizontally at 17 meter vertical intervals, and it reduces the in situ rock stress from approximately 80 MPa to 30 to 40 MPa to facilitate bulk mechanized mining. Estimation is constrained within both geologically homogenous structural and defined facies zones, and is generally derived from either ordinary or simple kriged small-scale grids.

For probable reserves, the estimates access a significant number of samples on spacing greater than the spacing for development and stoping bordering these areas. In addition, borehole spacings ranging from tens to hundreds of meters are used in conjunction with 3D seismic survey results that confirm certain structural reef elevations and key stratigraphic surfaces. Reserves classified as probable are generally adjacent to those classified as proved. Estimation is constrained within homogenous structural and facies zones, and is derived using a localized direct conditioning technique (used to derive recoverable block estimates) based on simple kriging.

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

Diamond drilling provides continuous (solid) core from diamond drill bits, using water and chemicals for lubrication. Consequently, diamond drilling provides greater resolution of geological parameters such as lithologies, alterations, mineralization, rock hardness and structures.

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

Generally exploration programs will consist of a mix of reverse circulation and diamond drilling in order to provide the necessary geological resolution, as well as bulk analytical data for evaluation, geotechnical and geometallurgical purposes. Infill drilling programs are usually conducted using both diamond drilling and reverse circulation, depending on the resolution required. Grade control drilling programs use reverse circulation.

Australia

At the Australian operations, the estimation of reserves for both underground and open pit operations is based on exploration and sampling information gathered through appropriate techniques, primarily from diamond drilling, reverse circulation drilling, air-core and sonic drilling techniques. The locations of sample points are spaced close enough to deduce or confirm geological and grade continuity. Generally, drilling is undertaken on grids, which range between 10 meters by 10 meters up to 40 meters by 40 meters, although this may vary depending on the continuity of the ore body. Due to the variety and diversity of mineralization at the Australian operations, sample spacing may also vary depending on each particular ore type.

Peru

For the Cerro Corona operation, estimation is based on diamond drill and reverse circulation holes. The spacing of holes at Cerro Corona is generally around 50 meters, with some areas approximating a 25 meter grid. The blast hole rock chips are used as grade control samples and are drilled on an average 5.5 meter by 4.8 meter grid.

Reserve Statement

As at December 31, 2014, Gold Fields had aggregate attributable proved and probable reserves of approximately 48.1 million ounces of gold and 620 million pounds of copper, as set forth in the following tables:

	Gold ore reserve statement as at December 31, 2014(1)
	Proved reserves			Probable reserves			Total reserves			Attributable gold production in fiscal 2014(2)
	Tonnes	Head Grade	Gold	Tonnes	Head Grade	Gold	Tonnes	Head Grade	Gold
	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)	(M oz)
Underground (“UG”)
South Africa
South Deep (total)(3)	13.25	5.9	2.496	191.65	5.3	32.400	204.90	5.3	34.896	0.18
Australia
St. Ives	1.06	4.8	0.163	2.80	4.9	0.445	3.86	4.9	0.608	0.3
Granny Smith	0.67	7.1	0.154	3.73	5.8	0.698	4.41	6.0	0.852	0.3
Darlot	—	—	—	0.36	7.4	0.085	0.36	7.4	0.085	0.1
Agnew/Lawlers	0.26	8.9	0.074	3.30	7.4	0.786	3.56	7.5	0.860	0.3

Total Underground	15.25	5.9	2.887	201.84	5.3	34.414	217.09	5.3	37.301	1.1
Surface (Production Stockpile)
South Africa
South Deep	—	—	—	—	—	—	—	—	—	—
Ghana
Tarkwa	4.51	0.7	0.106	53.97	0.4	0.694	58.49	0.4	0.800	—
Damang	—	—	—	3.48	0.8	0.092	3.48	0.8	0.092	—
Australia
St. Ives	4.50	1.0	0.147	—	—	—	4.50	1.0	0.147	—
Granny Smith	0.10	6.5	0.020	—	—	—	0.10	6.5	0.020	—
Darlot	—	—	—	—	—	—	—	—	—	—
Agnew/Lawlers	0.06	2.6	0.005	—	—	—	0.06	2.6	0.005	—
Peru
Cerro Corona	3.82	0.8	0.101	—	—	—	3.82	0.8	0.101	—
Surface (Open Pit)
Ghana
Tarkwa	69.91	1.3	3.028	71.75	1.3	2.913	141.66	1.3	5.941	0.50
Damang(4)	1.56	1.5	0.078	18.09	1.6	0.942	19.64	1.6	1.019	0.16
Australia
St. Ives(4)	0.02	3.9	0.003	9.46	3.4	1.045	9.48	3.4	1.048	0.11
Peru
Cerro Corona	46.54	0.9	1.419	9.83	0.7	0.229	56.37	0.9	1.648	0.15
Total Surface	131.02	1.2	4.907	166.58	1.1	5.915	297.60	1.1	10.822	0.92

Grand Total	146.27	1.7	7.794	368.42	3.4	40.329	514.69	2.9	48.122	2.03

Totals by Mine
South Deep(3)	13.25	5.9	2.496	191.65	5.3	32.400	204.90	5.3	34.896	0.18
Tarkwa	74.43	1.3	3.134	125.72	0.9	3.608	200.15	1.0	6.742	0.50
Damang	1.56	1.5	0.078	21.57	1.5	1.034	23.13	1.5	1.111	0.16
St. Ives	5.58	1.7	0.313	12.26	3.8	1.490	17.84	3.1	1.803	0.36
Granny Smith	0.77	7.0	0.174	3.73	5.8	0.698	4.50	6.0	0.872	0.32
Darlot	—	—	—	0.36	7.4	0.085	0.36	7.4	0.085	0.08
Agnew/Lawlers(4)	0.32	7.7	0.079	3.30	7.4	0.786	3.62	7.4	0.865	0.27
Cerro Corona	50.36	0.9	1.520	9.83	0.7	0.229	60.19	0.9	1.749	0.15

Grand Total	146.27	1.7	7.794	368.42	3.4	40.329	514.69	2.9	48.122	2.03

Notes:

(1)	(a)

Quoted as mill delivered metric tonnes and Run of Mine, or RoM, grades, inclusive of all mining dilutions and gold losses except mill recovery. Metallurgical recovery factors have not been applied to the reserve figures. The approximate metallurgical recovery factors are as follows: (i) South Deep 96.5%; (ii) Tarkwa 97.2%; (iii) Damang 92% to 93.5%; (iv) St. Ives 86% to 94%; (v) Agnew/

Lawlers 94.3%; (vi) Granny Smith 92%; (vii) Darlot 95.9%; and (viii) Cerro Corona 51% to 70% for gold and 56% to 89% for copper. The metallurgical recovery is the ratio, expressed as a percentage, of the mass of the specific mineral product actually recovered from ore treated at the plant to its total specific mineral content before treatment. The South African operation has a fairly consistent metallurgical recovery, while the recoveries on the International operations vary according to the mix of the source material and method of treatment.
(b)	For South Deep, a gold price of Rand 420,000 per kilogram ($1,300 per ounce at an exchange rate of R10 per $1.00) was applied in valuing the ore reserve. For the Ghana operations, ore reserve figures are based on an optimized pit at a gold price of $1,300 per ounce. For the Australian operations, ore reserve figures are based on a gold price of A$1,370 per ounce (at an exchange rate of A$1.05 per $1.00). Open pit ore reserves at the Australian operations are similarly based on optimized pits and the underground operations on appropriate mine design and extraction schedules. The gold price used for reserves is lower than the three-year trailing average, calculated on a monthly basis, of the London afternoon fixing price of gold. For the Cerro Corona gold reserves, the optimized pit is based on a gold price of $1,300 per ounce and a copper price of $3.00 per pound, which, due to the nature of the deposit and the importance of net smelter returns, need to be considered together.
(c)	Dilution relates to planned and unplanned waste and/or low-grade material being mined and delivered to the mill. Ranges are given for those operations that have multiple ore body styles and mining methodologies. The mine dilution factors are as follows: (i) South Deep 7.3%; (ii) Tarkwa 30 cm hangingwall and 20 cm footwall; (iii) Damang 17% to 20% (includes both planned and unplanned); (iv) St. Ives 20% (open pits) and 5% to 40% (underground); (v) Agnew/Lawlers 10%; (vi) Granny Smith 10%; (vii) Darlot 15%; and (viii) Cerro Corona 0%.
(d)	The mining recovery factor relates to the proportion or percentage of ore mined from the defined ore body at the gold price used for the declaration of reserves. This percentage will vary from mining area to mining area and reflects planned and scheduled reserves against total potentially available reserves (at the gold price used for the declaration of reserves), with all modifying factors, mining constraints and pillar discounts applied. The mining recovery factors are as follows: (i) Tarkwa 100%; (ii) Damang 90%; (iii) St. Ives 80% to 95% (open pits) and 85% to 95% (underground); (iv) Agnew/Lawlers 90-95%; (v) Granny Smith 91%; (vi) Darlot 90-95%; (vii) South Deep 96%; (viii) Cerro Corona 100%.
(e)	The cut-off grade may vary per shaft, open pit or underground mine, depending on the respective costs, depletion schedule, ore type and dilution. The following are the average or range of values applied in the planning process: (i) South Deep 3.8 to 4.2 g/t; (ii) Tarkwa 0.48 g/t for mill feed; (iii) Damang 0.71 g/t for fresh ore and 0.52 g/t for oxide ore; (iv) St. Ives 0.95 g/t for mill feed—open pit, and 2.7 g/t to 3.1 g/t for mill feed—underground; (v) Agnew/Lawlers 3.2 to 5.4 g/t for mill feed—underground; (vi) Granny Smith 3.5 to 3.8 g/t; (vii) Darlot 4.3 to 4.95 g/t; and (viii) Cerro Corona $18.50 to 25.00/t net smelter return (combined copper and gold).
(f)	Totals may not sum due to rounding. Where this occurs it is not deemed significant.
(g)	An ounces-based Mine Call Factor based primarily on historic performance but also on realistic planned improvements where appropriate is applied to the reserves. The following Mine Call Factors have been applied: Damang 95 to 98%, St. Ives and South Deep 98%, with Agnew/Lawlers, Granny Smith, Darlot, Tarkwa and Cerro Corona at 100%.
(2)	Actual gold produced after metallurgical recovery.
(3)	Includes some gold produced from stockpile material, which cannot be separately measured.
(4)	In line with other international operations, all South Deep reserves are classed as above infrastructure, as the reserves will be accessed by means of ongoing declines from current infrastructure.

The following table sets forth the proved and probable copper reserves of the Cerro Corona mine as at December 31, 2014 that are attributable to Gold Fields.

Copper ore reserve statement as at December 31, 2014(1)(2)
	Proved reserves			Probable reserves			Total reserves			Attributable gold production in fiscal 2014
	Tonnes	Grade Cu	Cu	Tonnes	Grade Cu	Cu	Tonnes	Grade Cu	Cu
	(million)	(%)	(million lbs)	(million)	(%)	(million lbs)	(million)	(%)	(million lbs)	(million lbs)
Surface (Open Pit & Stockpiles)
Peru
Cerro Corona	50.4	0.5	525	9.8	0.4	95	60.2	0.47	620	71.2

Notes:

(1)	Metallurgical recovery factors have not been applied to the reserve figures. The approximate metallurgical factor for copper at Cerro Corona is in the range of 61% to 88%, depending on the material type mined and processed.
(2)	For the copper reserves, the optimized pit is based on a gold price of $1,300 per ounce and a copper price of $3.0 per pound, which, due to the nature of the deposit, need to be considered together.

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

	$1,170/oz(1)	$1,300/oz(1)	$1,430/oz(1)
	(Moz)
South Deep(2)	32.8	34.9	36.8
Tarkwa	5.6	6.7	7.8
Damang	1.0	1.1	1.2
St. Ives(3)	1.4	1.8	2.1
Agnew/Lawlers(3)	0.8	0.9	0.9
Granny Smith(3)	0.8	0.9	0.9
Cerro Corona(4)	1.7	1.7	1.7

Notes:

(1)	Darlot is excluded from the sensitivities as a result of the current short life of mine, which is just over one year, and limited mining flexibility.
(2)	The equivalent gold prices used for the sensitivities in South Africa are ZAR380,000/kg, ZAR420,000/kg, ZAR460,000/kg,
(3)	The equivalent gold prices used for the sensitivities in Australia are A$1,230/oz, A$1,370/oz & A$1,500/oz.
(4)	Under the current tailings dam design at Cerro Corona, reserves would not respond to an upward movement of the gold price because of current capacity constraints at the tailings storage facility for the Cerro Corona mine. A decrease of 10% in gold price is insufficient to affect the level of gold reserves.

The London afternoon fixing price for gold on April 7, 2015 was U.S.$1,211 per ounce. Gold Fields’ attributable gold reserves decreased from 48.6 million ounces at December 31, 2013 to 48.1 million ounces at December 31, 2014, primarily due to mining depletion.

The London Metal Exchange, or LME, cash settlement price for copper on April 7, 2015 was U.S.$6,041 per tonne.

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

Exploration

Exploration activities are focused on replacing production depletion and on growth in ore reserves to maintain operational flexibility and sustainability. The Group focuses on the extension of existing ore bodies and the the discovery and delineation of new ore bodies both at existing sites and at undeveloped sites. Once a potential ore body has been discovered, exploration is extended and intensified in conjunction with comprehensive infill drilling, in order to enable clearer definition of the ore body and its technical and economic characteristics so as to profile the potential portions to be mined. Geological, geochemical, geophysical, geostatistical and geo-metallurgical techniques are constantly refined to improve effectiveness and the economic viability of prospecting and mining activities.

Mining

Gold Fields currently mines only gold, with copper and silver as by-products. The mining process can be divided into two principal activities: (i) developing access to the ore body; and (ii) extracting the ore body once accessed. These two processes apply to both surface and underground mines.

Underground Mining

Developing access to the ore body

For Gold Fields’ South African underground mine, primary access to the ore body is provided through vertical shaft systems, while access is through single or multiple decline haulages extended from surface portals at the Australian operations.

Horizontal and decline development at various intervals off the shaft or main decline, known as levels, extend laterally and provide access to the ore horizon. Ore drives open up the ore body for mining.

Extracting the ore body

Once an ore body has been accessed and opened up for mining, production activities consisting of drilling, blasting, supporting and cleaning activities are carried out on a daily basis. All mines are fully mechanized.

At South Deep, the broken ore is loaded from the stope face into trucks using mechanical loaders and hauled along decline corridors to ore pass systems which connect the corridors to the cross cuts below. The ore is then transported by rail or conveyor and tipped into the shaft transfer system and hoisted to the surface. Mining methods employed include de-stress mining (to provide the appropriate geotechnical conditions for subsequent stoping), long hole open stoping (for reef targets greater than 15 meters in height) and drifting and benching (for reef targets less than 15 meters in height). The mining voids generated once the ore is removed are filled with treated tailings product termed backfill which provides ground support for the mined out areas.

At the Australian underground operations, the broken ore is loaded straight from the stope face into trucks, using mechanical loaders, and hauled to the surface by underground dump trucks via the decline. Application of backfill to the mined out areas is based on local conditions and is not always required in shallow underground mining areas.

Open Pit-Mining

Opening up the ore body

In open-pit mining, access to the ore is achieved by stripping the overburden in benches of fixed height to expose the ore below. This is most typically achieved by drilling and blasting an area, loading the broken rock with excavators into dump trucks and hauling the rock and/or soil to dumps. The overburden material is placed on designated waste rock dumps.

Extracting the ore body

Extraction of the ore body in open pit mining involves the same activity as in stripping the overburden. Lines on the pit floor are established demarcating ore from waste material and the rock is then drilled and blasted. Post blasting, the ore is loaded into dump trucks and hauled to the crusher at the metallurgical plant or stockpile, while the waste is hauled to waste rock dumps.

Rock Dump and Production Stockpile Mining

Gold Fields mines surface rock dumps and production stockpiles using mechanized earth-moving equipment.

Mine Planning and Management

Operational and planning management on the mines receives support from regional technical support functions as well as corporate management. The current philosophy is one of top-down/bottom-up management, with the operational and commercial objectives at each mine defined by the personnel at the mine based on parameters, objectives and guidelines provided by Gold Fields’ corporate office. This is based on the premise that the people on the ground have the best understanding of the local business and what is realistically achievable.

Each operation identifies a preferred strategic option which, once approved by the Executive Committee, is used to inform how the detailed one-year operational plan is configured, which is rolled out into a life of mine, or LoM plan, prior to the commencement of each fiscal year. The plans are based on financial parameters determined by the Gold Fields Executive Committee, or the Executive Committee. See “Directors, Senior Management and Employees—Executive Committee”. The operational plan is presented to the Executive Committee, which takes it to the Board for approval before the commencement of each fiscal year. The planning process is anchored by a Group Planning calendar, and is sequential and based upon geological models, evaluation models, resource models, mine design, depletion schedules and, ultimately, financial analysis. Capital planning is formalized pursuant to Gold Fields’ capital spending planning process. Projects are categorized and reviewed in terms of total expenditure, return on investment, net present value and impact on AIC per ounce and all projects involving amounts exceeding R360 million (South Africa), A$40 million (Australia) and U.S.$40 million (Ghana/Peru) are submitted to the Board for approval. Material changes to the plans have to be referred back to the Executive Committee and the Board.

Capital Expenditure

On an IFRS basis (as included in the geographical and segment information included in Note 26 to the consolidated financial statements), Gold Fields spent U.S.$608.9 million, U.S.$739.2 million and U.S.$1,224.0 million in capital expenditure during fiscal 2014, fiscal 2013 and fiscal 2012, respectively. The capital expenditure for fiscal 2013 and fiscal 2014 excludes that of the KDC and Beatrix mines. The major expenditure items in fiscal 2014 were U.S.$106.1 million on capital waste mining at Tarkwa, U.S.$91.9 million on the development and equipping of the South Deep mine, U.S.$55.6 million on the development and infrastructure of the Waroonga and New Holland underground complexes at Agnew/Lawlers, U.S.$29.4 million on the development of underground mines at St. Ives, U.S.$27.7 million on the tailings storage facility at Cerro Corona and U.S.$19.3 million on the tailings storage facility at Tarkwa. The major expenditure items in fiscal 2013 were U.S.$202.4 million on the development and equipping of the South Deep mine, U.S.$112.8 million on capital waste mining at Tarkwa, U.S.$54.7 million on the development of underground mines at St. Ives, U.S.$36.1 million on the development of the Waroonga underground complex at Agnew and U.S.$28.5 million on new mining equipment at Tarkwa. The major expenditure items in fiscal 2012 were U.S.$314.5 million on the development and equipping of the South Deep mine, U.S.$112.4 million on development at underground mines at St. Ives, U.S.$118.0 million on capital waste mining at Tarkwa, U.S.$12.7 million on the water treatment plant and U.S.$62.5 million on new mining equipment at Tarkwa, U.S.$2.6 million on new mining fleet at Damang and U.S.$31.7 million on the development of the Waroonga underground complex at Agnew. For more information regarding Gold Fields’ capital expenditure, see “Information on the Company—Gold Fields’ Mining Operations—South African Operations—South Deep Mine—Capital Expenditure”, “Information on the Company—Gold Fields’ Mining Operations—West Africa Operations—Tarkwa Mine—Capital Expenditure”, “Information on the Company—Gold Fields’ Mining Operations—West African Operations—Damang Mine—Capital Expenditure”, “Information on the Company—Gold Fields’ Mining Operations—Australasia Operations—St. Ives—Capital Expenditure”, “Information on the Company—Gold Fields’ Mining Operations—Australasia Operations—Agnew/Lawlers—Capital Expenditure”, “Information on the Company—Gold Fields’ Mining Operations—Australasia Operations—Darlot—Capital Expenditure”, “Information on the Company—Gold Fields’ Mining Operations—Australasia Operations—Granny Smith—Capital Expenditure”, “Information

on the Company—Gold Fields’ Mining Operations—Americas Operations—Cerro Corona—Capital Expenditure”, “Operating and Financial Review and Prospects—Capital Expenditures” and “Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

Processing

Gold Fields has eight active gold processing facilities (one in South Africa, two in Ghana, four in Australia and one in Peru). A typical processing plant circuit includes two phases: comminution (crushing and grinding the ore) and treatment/electrowinning (gold recovery).

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

Treatment

In most of Gold Fields’ metallurgical plants, gold is extracted into a leach solution by leaching with cyanide in agitated tanks. Gold is then extracted onto activated carbon from the solution using either the carbon in leach, or CIL, process or the carbon in pulp, or CIP, process. The activated carbon is then eluted and the gold recovered by electrowinning. Certain Gold Fields’ mines also utilize gravity-recovered-gold circuits that use a centrifuge to separate the coarse gold based on density differences at the front end of the treatment circuit before the ore progresses to the CIL or CIP.

As a final recovery step, gold recovered from the carbon using the above process is smelted to produce gold doré bars. These bars are then transported to a refinery which is responsible for further refining.

At Cerro Corona, gold/copper concentrate is produced using a standard flotation process. The copper concentrate is then shipped to a third-party smelter for further processing.

Refining and Marketing

South Africa

On October 16, 2013, GFO and GFI Joint Venture Holdings Proprietary Limited, or GFIJVH, acting jointly in their capacities as participants in an unincorporated joint venture which owns and operates the South Deep mine, known as the South Deep Joint Venture, entered into a new refining agreement with Rand Refinery Proprietary Limited, or Rand Refinery. Rand Refinery is a non-listed private company in which Gold Fields holds a 2.8% interest, with the remaining interests held by other South African gold producers.

This new refining agreement superseded and replaced any and all previous refining agreements between the South Deep Joint Venture and Rand Refinery. Pursuant to this new refining agreement, Rand Refinery undertook, among other things, to (i) refine all unrefined gold produced by South Deep, (ii) on each delivery date of unrefined gold to Rand Refinery, notify Gold Fields’ treasury department in writing of the estimated gold and/or silver content of the unrefined gold so delivered, expressed in troy ounces and (iii) retain the refined gold and the refined silver for the South Deep Joint Venture pending written instructions from Gold Fields’ treasury department that the refined gold and/or refined silver have been sold and may be delivered to the buyer in accordance with the buyer’s instructions. Rand Refinery assumes responsibility for the unrefined gold upon arrival of the unrefined gold at the Rand Refinery premises in Johannesburg, South Africa. Rand Refinery invoices the South Deep Joint Venture with the refining charges, who then arranges for direct settlement to Rand

Refinery. The refining agreement will continue indefinitely until either party terminates it upon at least 12 months’ written notice.

Gold Fields’ treasury department sells all the refined gold produced by South Deep to authorized counterparties at a price benchmarked against the London afternoon fixing price.

Ghana

Up until January 12, 2015, all gold produced by Gold Fields at the Tarkwa and Damang mines in Ghana was refined by Rand Refinery.

With effect from January 12, 2015, gold produced at the Tarkwa and Damang mines is refined by MKS (Switzerland) S.A., or MKS, pursuant to refining agreements entered into by Gold Fields Ghana (in respect of the Tarkwa mine) and Abosso (in respect of the Damang mine) with MKS. Under these agreements, MKS collects the gold from either the Tarkwa or Damang mine and transports it either to its Switzerland refinery or to its Indian refinery, or the Designated Refinery, where the gold is then refined. The MKS refinery in India will be the default Designated Refinery unless either party provides the other party with notice to the effect that a shipment of gold must be transported to MKS’s refinery in Switzerland, provided that MKS shall only be entitled to provide Gold Fields Ghana and Abosso with such notice if (i) the arrival date of the gold at the refinery will fall on a day other than a business day in India or during a period of weak physical demand for gold in India; or (ii) the Indian import regulations for the gold have materially and adversely changed.

Once the gold has been refined, Gold Fields Ghana and Abosso shall be entitled to (i) sell the refined gold through Gold Fields’ treasury department, acting as agent for and on their behalf; or (ii) require MKS to purchase the refined gold; or (iii) request a prepayment in respect of the refined gold. All sales are benchmarked against the afternoon LBMA Gold Price. The London Gold Fix pricing mechanism has been replaced by a new electronic LBMA price-discovery process from March 20, 2015. The price continues to be set twice daily, at 10:30 and 15:00 London time. The new LBMA Gold Price is operated and administered by an independent third-party provider, ICE Benchmark Administration, or the IBA, who were chosen following consultation with market participants. IBA provides the price platform, methodology as well as the overall administration and governance for the LBMA Gold Price. The IBA’s platform provides an electronic, auction-based, tradeable, auditable and fully IOSCO-compliant solution for the London bullion market. MKS assumes responsibility for the gold upon collection at either the Tarkwa or Damang mine.

The MKS refining agreements expire on January 12, 2018, provided that after January 2017, either party may terminate an agreement by giving the other party no less than three months’ prior written notice of such termination.

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

Peru

Gold Fields La Cima S.A., or La Cima, has three contracts for the sale of approximately 85% of concentrate from the Cerro Corona mine, one with a Japanese refiner, one with a South Korean refiner and one with a German refiner. Under these contracts, La Cima is to sell approximately 29% of the concentrate to each company and to use reasonable efforts to spread the deliveries evenly throughout the year. Risk passes when the concentrate is loaded in the port of Salaverry, Peru or an alternative port chosen by La Cima. Pricing for copper under each of the contracts is based on the daily LME settlement price for copper. Pricing for gold under each of the contracts is based on the daily average of the London Bullion Market Association initial and final guarantees, which represents an average of the London morning and afternoon fixing price. All production in excess of the amounts sold under long term contracts is sold on the spot market.

Gold Fields’ Mining Operations

Gold Fields has eight producing mines located in South Africa, Ghana, Australia and Peru. Gold Fields acquired the Yilgarn South Assets from Barrick on October 1, 2013. Of the three operating mines acquired from Barrick, two (Granny Smith and Darlot) remain discrete operating entities, while the third (Lawlers) has now been incorporated with Agnew to form an integrated Agnew/Lawlers mine. See “Information on the Company—Gold Fields’ Mining Operations—Australasia Operations”. Gold Fields conducts underground and surface mining operations at St. Ives, underground-only operations at Agnew/Lawlers, Granny Smith, Darlot and South Deep and surface-only open pit mining at Damang, Tarkwa and Cerro Corona. Some processing of surface rock dump material occurs at Damang and South Deep. Material processed from production stockpiles occurs at Tarkwa, Damang and St. Ives.

Total Operations

The following table details operating and production results (including gold equivalents) for each of fiscal 2012, 2013 and 2014, excluding the Sibanye Gold assets.

	Fiscal 2012	Fiscal 2013(1)	Fiscal 2014(1)
Production
Tonnes (‘000)	43,926	38,255	33,513
Recovered grade (g/t)	1.5	1.7	2.1
Gold produced (‘000 oz)(2)	2,124	2,104	2,294
Results of operations ($ million)
Revenues	3,530.6	2,906.3	2,868.8
Operating costs (excluding amortization and depreciation)(3)	1,673.9	1,678.7	1,684.9
All-in sustaining cost net of by-product revenue per ounce of gold sold ($)(3)	1,310	1,202	1,053
All-in cost net of by-product revenue per ounce of gold sold ($)(3)	1,537	1,312	1,087
All-in sustaining cost gross of by-product revenue per equivalent ounce of gold sold ($)(3)	1,331	1,206	1,053
All-in cost gross of by-product revenue per equivalent ounce of gold sold ($)(3)	1,539	1,307	1,086

Notes:

(1)	Includes Yilgarn South Assets since acquisition on October 1, 2013.
(2)	In fiscal 2012, 2.031 million ounces were attributable to Gold Fields, in fiscal 2013, 2.022 million ounces were attributable to Gold Fields, and in fiscal 2014, 2.222 million ounces were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Ghana and Peru operations during each of those periods.

(3)	For a reconciliation of Gold Fields’ operating costs excluding amortization and depreciation, as calculated in accordance with IFRS (as included in the geographical and segment information included in Note 26 to the consolidated financial statements), to its AISC and AIC net of by-product revenues per ounce of gold sold for fiscal 2014, 2013 and 2012, see “Operating and Financial Review and Prospects—All-in Sustaining and All-in Cost”. See “Operating and Financial Review and Prospects—All-in Sustaining and All-in Cost”.

Underground Operations

The following table details the operating and production results for Gold Fields’ underground operations for fiscal 2012, 2013 and 2014, excluding the Sibanye Gold assets

	Fiscal 2012	Fiscal 2013(1)	Fiscal 2014(1)
Production
Tonnes (‘000)	4,335	5,419	6,575
Recovered grade (g/t)	4.9	4.6	5.3
Gold produced (‘000 oz)(2)	689	805	1,119

Notes:

(1)	Includes Yilgarn South Assets since acquisition on October 1, 2013.
(2)	In fiscal 2012, 0.689 million ounces were attributable to Gold Fields, in fiscal 2013, 0.805 million ounces were attributable to Gold Fields and in fiscal 2014, 1.119 million ounces were attributable to Gold Fields (excluding Sibanye Gold).

Tonnes milled from the underground operations increased from 5.4 million tonnes in fiscal 2013 to 6.6 million tonnes in fiscal 2014. The amount of gold produced from underground operations increased from 0.805 million ounces in fiscal 2013 to 1.119 million ounces in fiscal 2014. The increases in tonnes milled and in gold produced were primarily a result of the inclusion of the Yilgarn South Assets for a full year in 2014 as opposed to one quarter only in 2013.

Surface Operations

The following table details the operating and production results (including gold equivalents) for Gold Fields’ surface operations for fiscal 2012, 2013 and 2014, excluding the Sibanye Gold assets.

	Fiscal 2012	Fiscal 2013(1)	Fiscal 2014(1)
Production
Tonnes (‘000)	39,591	32,836	26,938
Recovered grade (g/t)	1.1	1.2	1.3
Gold produced (‘000 oz)(2)	1,435	1,292	1,175

Notes:

(1)	Includes Yilgarn South Assets since acquisition on October 1, 2013.
(2)	In fiscal 2012, 1.333 million ounces were attributable to Gold Fields and in fiscal 2013, 1.210 million ounces were attributable to Gold Fields and in fiscal 2014, 1.100 million ounces were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Ghana and Peru operations during each period.

Tonnes milled and treated from the surface operations decreased from 32.8 million tonnes in fiscal 2013 to 26.9 million tonnes in fiscal 2014, mainly due to cessation of crushing at the heap leach operations at Tarkwa and St. Ives.

South African Operations

Gold Fields’ South African operations consist of the South Deep mine.

South Deep Mine

Introduction

South Deep is situated 45 kilometers south-west of Johannesburg, in the Gauteng Province of South Africa. South Deep is a capital project and remains a developing mine where the permanent infrastructure to support expanded production has now been installed. South Deep uses trackless mechanized mining methods comprising an array of techniques and mobile machines to achieve the most efficient extraction system for any given area in the ore body.

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

Mining

South Deep is a mine that has been built to extract one of the largest ore bodies in the world. Its 38 million ounces of mineral reserves are understood to a high level of confidence and key required infrastructure has now been installed to deliver the mine as a low cost, long life mechanized mining operation. Due to its deep level and mechanized nature, South Deep has no real benchmark operation in the industry and the current focus therefore remains on establishing the basics at the mine to drive productivity and leverage unit costs. In addition, a wholesale strategic review of the operation is being undertaken with the objective of positioning and rebasing South Deep as a core franchise asset, that aims in the first instance to achieve self-funding (i.e. breaking even) as soon as possible and then to deliver consistent FCF Margin going forward.

South Deep was hindered in May 2014 by a four-month suspension of production due to the introduction of an extensive ground support remediation program. The remediation program took most of the legacy haulages and arterial routes on 95 level and above, from where a significant proportion of current production is sourced, out of service with a commensurate impact on production. The full implication of the largely completed ground support program on the fiscal 2015 production plan is still being assessed.

The review by an appointed independent geotechnical review board of South Deep’s current mining layout and methodology, as well as the geotechnical support regime, commenced in fiscal 2014. The need for a fundamental change in the current regional pillar configuration of 240m x 60m has been recognized, which will require reduced pillar spacing to strengthen the geotechnical regime and will result in more mining corridors as mining moves deeper.

Importantly, this currently remains a work in progress and although a 180m x 60m configuration is preferred over the 150m x 50m or 120m x 40m layouts, geotechnical modeling and final independent peer review is scheduled for the first half of fiscal 2015 to validate the work being completed by external consultants. Further optimization and the tailoring of selected pillar layouts to adapt to local conditions across the mine, will still be necessary. Final approval and sign-off of the new pillar configuration and the impact on the life of mine plan design parameters can realistically only be expected in the first half of fiscal 2015.

In addition, two alternative mining methods are under review. The first method is the 4.5m x 4.5m destress method and the second is the inclined mining slot method. Both of these methods, if successful, could significantly de-risk the South Deep build-up plan and future production profiles, and could also have a meaningful positive impact on mining costs. It is too early to assess whether either of these methods could be commercially implemented.

The following projects are planned at South Deep for fiscal 2015:

•

Development on 100 and 105 levels. This development in an easterly direction will provide access to the ore body, additional ore handling facilities plus increase the number of airways and cooling infrastructure to the current mine;

•	Construction of a 100 2W bulk air cooler; and

•	Pilot trials for the 4.5m x 4.5m destress method.

Detailed below are the operating and production results at South Deep for fiscal 2012, 2013 and 2014:

	Fiscal 2012	Fiscal 2013	Fiscal 2014
Production
Tonnes (’000)	2,106	2,347	1,323
Recovered grade (g/t)	4.0	4.0	4.7
Gold produced (’000 oz)	270	302	201
Results of operations ($ million)
Revenues	450.8	425.7	254.8
Operating costs (excluding amortization and depreciation)(1)	302.9	321.8	245.5
All-in sustaining cost net of by-product revenues per ounce of gold sold ($)(1)	732	1,541	1,548
All-in costs net of by-product revenues per ounce of gold sold ($)(1)	2,308	1,763	1,732

Notes:

(1)	For a reconciliation of Gold Fields’ operating costs excluding amortization and depreciation, as calculated in accordance with IFRS (as included in the geographical and segment information included in Note 26 to the consolidated financial statements), to its AISC and AIC net of by-product revenues per ounce of gold sold for fiscal 2014, 2013 and 2012, see “Operating and Financial Review and Prospects—All-in Sustaining and All-in Cost”. AIC and AISC are calculated per ounce of gold sold, excluding gold equivalent ounces. See “Operating and Financial Review and Prospects—All-in Sustaining and All-in Cost”.

Total tonnes milled and gold production decreased from 2.3 million tonnes and 0.302 million ounces in fiscal 2013 to 1.3 million tonnes and 0.201 million ounces in fiscal 2014, respectively, primarily due to the reasons discussed above.

South Deep’s power usage has increased over the years as it builds up production and prepares for the development of long-term infrastructure. Eskom has supplied the additional power requirements for the build up and has installed additional transformers and new transmission lines. Eskom applied to the National Energy Regulator of South Africa, or NERSA, for tariff increases and for 2015 NERSA granted Eskom an average tariff increase of 12.69% effective April 1, 2015 being 8% plus 4.69% due to the clawing back by Eskom of prudent costs from the “Regulatory Clearing Account” for the three year period from April 2010 to March 2013. It has also been reported that Eskom intends to request permission to raise the power tariff by 25%, instead of 12.69%, in order to make up a cashflow shortfall. NERSA has given permission for Eskom to raise rates further but it is unclear what the actual rate increase will be. In addition, the South African Minister of Finance has announced a two per cent per kilowatt hour environmental levy on electricity. In order to mitigate the cost impact of these increases, numerous power saving projects were initiated to reduce power consumption. South Deep will be developing a long-term energy security plan (which will include an assessment of renewable energy options) to manage supply risks currently faced by Eskom. In the short term, a load curtailment arrangement has been negotiated with Eskom to minimize production disruptions and ensure the continued safe operation of the mine. See “Risk Factors—Power cost increases may adversely affect Gold Fields’ business, operating results and financial condition”.

Given the material influence that the broad spectrum of current studies and initiatives can potentially have on the South Deep plan, a “holding pattern” has been adopted with regard to the mineral reserve declaration for December 2014, in that the December 2013 model will be depleted by the fiscal 2014 mining production. The depleted fiscal 2013 model will by nature reflect last year’s assumptions on modifying factors, production rates and cost modeling, but until new metrics and rates are validated this is deemed to be prudent. This approach is meant to ensure that this year’s mineral reserve declaration does not invoke untested and unconfirmed revisions to various technical inputs to the life of mine plan, which could prove inaccurate or potentially misleading. See “—Reserves of Gold Fields as of December 31, 2014—Methodology”.

Assuming that Gold Fields does not materially increase or decrease reserves estimates at South Deep and that there are no significant changes to the life of mine plan and based on the method described above, South Deep’s December 31, 2014 proven and probable managed reserves of 38.0 million ounces (approximately 34.9 million ounces of which are attributable to Gold Fields, with the rest attributable to non-controlling shareholders) will be sufficient to maintain production through to approximately fiscal 2087. However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management”, there are numerous factors which can affect reserve estimates and the mine plan, which could thus materially change the life of mine.

South Deep is engaged in underground mining and is thus subject to all of the underground mining risks discussed in “Risk Factors”. The primary safety issues facing South Deep underground operations include seismicity (including seismically induced falls of ground), falls of ground due to gravity and the risk of pedestrians being struck by mobile equipment. To prevent falls of ground accidents, South Deep has implemented a comprehensive health and safety strategy. For more information about this strategy as well as details about workplace injuries at South Deep, see “Directors, Senior Management and Employees—Employees—Health and Safety—Safety” and “Directors, Senior Management and Employees—Employees—TRIFR, Fatalities and Fatal Injury Frequency Rate”.

Processing

All processing at South Deep is carried out at a single gold extraction plant. The following table sets forth year commissioned, processing techniques and processing capacity per month, as well as average tonnes milled per month and metallurgical recovery factors during fiscal 2014 for the plant.

Processing Techniques

Plant	Year commissioned(1)	Comminution phase	Treatment phase	Capacity(1)	Average milled for fiscal 2014	Approximate recovery factor for fiscal 2014(2)
				(tonnes/month)
Twin Shaft Plant	2002	Primary SAG and Secondary Ball milling	Leach or CIP, with elution and electrowinning	330,000	110,250	97%

Note:

(1)	Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in a level of throughput over and above the designed nameplate capacity.
(2)	Percentages roundes to the nearest whole percent.

Capital Expenditure

On an IFRS basis (as included in the geographical and segment information included in Note 26 to the consolidated financial statements), Gold Fields spent U.S.$91.9 million on capital expenditures at the South Deep operation in fiscal 2014, primarily on development, infrastructure and trackless equipment and housing and living conditions of employees. Gold Fields expects to spend approximately U.S.$78 million on capital expenditures at South Deep in fiscal 2015, primarily on development, infrastructure and trackless equipment.

West Africa Operations

The West Africa operations comprise the Tarkwa and Damang gold mines in Ghana. The West Africa region also had responsibility for, until its sale on June 2014 to Hummingbird Resources PLC, Gold Fields’ Yanfolila project in Mali. Until early 2014, the West Africa region also had responsibility for Gold Fields’ Talas Copper-Gold project in Kyrgyzstan which was sold to Robust Resources Limited. Gold Fields Ghana, which holds the interest in the Tarkwa mine, and Abosso, which owns the interest in the Damang mine, are owned 90.0% by Gold Fields and 10% by the Ghanaian government.

Both Gold Fields Ghana and Abosso concluded tariff negotiations for 2014 and 2015 with their respective power suppliers (the state electricity supplier, the VRA, supplies power to Gold Fields Ghana and the ECG, provides power to Abosso). The ECG’s rate for the period January 1, 2012 to December 31, 2013 was US$0.1809/kWh. ECG’s tariffs from January 1, 2014 to December 31, 2014 were $0.216/kWh and from January 1, 2015 to December 31, 2015 is US$0.23/kWh. Gold Fields Ghana has agreed tariffs with VRA with a base tariff of US$0.1674/kWh with effect from January 1, 2015 using a tariff model which inputs actual variables (including the generation mix and input prices) of the previous quarter to determine the tariff for the current quarter.

Although Gold Fields Ghana has concluded tariff negotiations with the VRA, there has been a delay in finalizing the draft Power Sale and Purchase Agreement, or PSPA, with the VRA, mainly because of a delay in the implementation of the Energy Commission’s proposed Wholesale Electricity Market, or WEM, which would impact provisions of the PSPA. The implementation of the WEM is presently on hold due to load shedding exercises being carried out in Ghana.

The VRA is now proposing an interim PSPA, subject to regulatory changes made by the Energy Commission when the WEM is fully rolled out. Gold Fields Ghana intends to discuss the interim PSPA with the VRA in April 2015.

In order to reduce their reliance on power supplied by VRA and ECG, Gold Fields Ghana and Abosso have entered into a ten year power purchase agreement, or PPA, with independent power producer Genser Energy, or Genser. Genser has agreed to commission a ‘clean coal’ power generation facility at Tarkwa. The delivery of power up to 7MW is expected to begin in April 2015 from an alternative Genser plant while the new facility is being completed. This power supply is expected to eventually replace all or a significant proportion of Tarkwa and Damang’s current supply from the VRA and ECG. Over the ten-year contract, the PPA could potentially save around 47% on the cost of power currently supplied by the VRA and ECG. The PPA will, however, increase the company’s carbon emissions, by replacing electricity currently generated mainly through hydropower with coal-generated electricity. See “Risk Factors—Power cost increases may adversely affect Gold Fields’ business, operating results and financial condition”.

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

During fiscal 2014, mineral reserves at Tarkwa increased by 3% (net of depletion) to 7.5 million ounces. Restructuring the mine to operate at lower total mining volumes (90 – 100Mtpa total mining) is expected to ensure operational flexibility and underpin targeted head grades to deliver 500,000 to 550,000 ounces of gold per year.

Production decreased by 12% at Tarkwa in fiscal 2014 due to the closure of its heap leach facilities (with all ore now being processed through Tarkwa’s existing, high recovery CIL plant), higher-than-average rainfall during the first quarter of fiscal 2014 which reduced total tonnes mined from Tarkwa’s open-pits and a shortage of blasted ore due to poor drill-rig availability between the first and third quarters of fiscal 2014. This was partly offset by an overall improvement in process plant performance.

Due to the increasing hardness of the ore as the pits drive deeper and the resultant lower dissolution recoveries, the North Heap Leach operation was stopped at the end of December 2013. Various alternative mining and processing options have been investigated to identify the best value option for Tarkwa. A carbon-in-leach only option proved to be the most operationally and financially viable choice, as it offers an increased throughput rate to 13.3Mtpa from fiscal 2015, with processing of the spent South Heap Leach material at the end of the production profile. The mineral reserves declared as at December 31, 2014 take into account the above strategy, with the objective of optimizing Tarkwa’s mineral reserve, cash flow and net present value.

No greenfields projects were commenced in fiscal 2014. A geochemical soil sampling program was carried out in Tarkwa in fiscal 2014 to explore part of the concession, which previously had limited exploration.

Detailed below are the operating and production results at Tarkwa for fiscal 2012, 2013 and 2014.

	Fiscal 2012	Fiscal 2013	Fiscal 2014
Production
Tonnes milled (‘000)	22,910	19,275	13,553
Recovered grade (g/t)	1.0	1.0	1.2
Gold produced (‘000 oz)(1)	719	632	558	(3)
Results of operations ($ million)
Revenues	1,198.9	893.1	706.7
Operating costs (excluding amortization and depreciation)(2)	494.4	473.7	373.9
All-in sustaining cost net of by-product revenues per ounce of gold sold ($)(2)	1,117	1,291	1,068
All-in costs net of by-product revenues per ounce of gold sold ($)(2)	1,117	1,291	1,068

Notes:

(1)	In fiscal 2012, 2013 and 2014, 0.647 million ounces, 0.569 million ounces and 0.502 million ounces of production, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghana operations.
(2)	For a reconciliation of Gold Fields’ operating costs excluding amortization and depreciation, as calculated in accordance with IFRS (as included in the geographical and segment information included in Note 26 to the consolidated financial statements), to its AISC and AIC net of by-product revenues per ounce of gold sold for fiscal 2014, 2013 and 2012, see “Operating and Financial Review and Prospects—All-in Sustaining and All-in Cost”. AIC and AISC are calculated per ounce of gold sold, excluding gold equivalent ounces. See “Operating and Financial Review and Prospects—All-in Sustaining and All-in Cost”.
(3)	Included in this number are approximately 31,000 ounces which relate to heap leach inventory, which is not being put through the mill.

In fiscal 2014, overall ore tonnage mined was 13.6 million tonnes compared with 19.3 million tonnes for fiscal 2013. Total waste mined decreased by 44.7 million tonnes, from 118.4 million tonnes in fiscal 2013 to 73.7 million tonnes in fiscal 2014. Compared to fiscal 2013 levels, gold production at Tarkwa decreased significantly in fiscal 2014 because of the closure of the Heap Leach facilities.

Assuming that Gold Fields does not increase or decrease ore reserves estimates at Tarkwa and that there are no changes to the current mine plan at Tarkwa, Tarkwa’s December 31, 2014 proven and probable reserves of 7.5 million ounces (6.75 million ounces of which are attributable to Gold Fields, with the remainder attributable to the Ghanian government) will be sufficient to maintain production through approximately fiscal 2031 which includes re-treatment of the South Heap Leach at the end of the life of mine. However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management”, there are numerous factors which can affect reserve estimates and the mine plan, which could thus materially change the life of mine.

The Tarkwa mine is engaged in open pit mining and is thus subject to all the risks associated with open pit mining discussed in “Risk Factors”. For more information about workplace injuries at Tarkwa, see “Directors, Senior Management and Employees—Employees—Health and Safety—Safety” and “Directors, Senior Management and Employees—Employees—TRIFR, Fatalities and Fatal Injury Frequency Rate”.

There were no strikes and/or labor stoppages in fiscal 2014 and none to date since December 31, 2014.

Processing

Tarkwa’s ore is processed using SAG milling at its CIL plant. Prior to the restructuring, the operation also incorporated two separate heap leach circuits, the North Plant and the South Plant. As part of the restructuring, the South Heap Leach Facility was closed in December 2012 and stacking of ore ceased at the North Heap Leach facility in December 2013. The following table sets forth year commissioned, processing techniques and processing capacity per month, as well as average tonnes milled per month and metallurgical recovery factors during fiscal 2014, for each of the plants at Tarkwa.

Processing Techniques

Plant	Year commissioned	Comminution phase	Treatment phase	Capacity(1)	Average milled for fiscal 2014	Approximate recovery factor for fiscal 2014(2)
				(tonnes/month)
CIL Plant	2004	SAG milling (with ball mill)(3)	CIL treatment	1,025,000	1,113,417	97%

Notes:

(1)	Nameplate capacity as designed. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.
(2)	Percentages are rounded to the nearest whole percent.
(3)	The ball mill was added in December 2008.

The expansion of the Carbon in Leach (CIL) plant from an annual throughput of 12.3 to 13.3 million tonnes per annum was completed by the end of December 2014. The expansion is expected to enable Tarkwa to increase its future production profile to a steady state level of approximately 550,000 ounces per annum.

Capital Expenditure

On an IFRS basis (as included in the geographical and segment information included in Note 26 to the consolidated financial statements), Gold Fields spent U.S.$174.1 million on capital expenditures at the Tarkwa operation in fiscal 2014, principally for capital waste mining, primary and ancillary mining fleet, tailings storage facility construction and the CIL plant capacity increase. Gold Fields has budgeted approximately U.S.$197 million for capital expenditures at Tarkwa for fiscal 2015, principally for capital waste mining, primary and ancillary mining fleet and tailings storage facilities.

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

Damang experienced a significant improvement in operational performance during fiscal 2014, following extensive restructuring at the mine to ensure its commercial sustainability. In fiscal 2013, Gold Fields undertook a restructuring of Damang and introduced business improvement initiatives across the whole of Damang’s operations which started yielding positive results in the fourth quarter of fiscal 2013. This turnaround continued through fiscal 2014. The focus on employee health and safety, operational efficiencies, mining mix, grade management and key activity costs has brought Damang back to commercial levels of production with a realistic time frame now available to bring additional brownfield opportunities to account.

In fiscal 2014, production at Damang increased 16%, mainly due to a focus on high-quality mining, a higher head grade, improved recovery as a result of the installation of an additional CIL tank, the transition from a three-shift mining system to a two-shift mining system with a commensurate reduction in the workforce by around 130 employees and lower capital expenditure. Mining activity at Damang was focused on areas with a lower strip ratio, while production levels were increased by reducing dilution and focusing on the optimum cut-off grades over the lifespan of the mine. Despite these interventions, in fiscal 2014 Damang’s mine grade was still below the estimated reserve grade. In addition, production was affected by unplanned mill stoppages in the second and third quarters of fiscal 2014, resulting in the temporary shutdown of all processing at the mine for seven days.

The main focus at Damang remains the identification of additional ore sources along the 27 kilometres of strike between Damang and Tarkwa, where historical open pits were last drilled and mined when the gold price was between US$300/oz and US$400/oz. This strategy could contribute to an appreciable addition to mineral reserves over the next three years. A three year phased exploration program has been designed to test prioritized targets that show the potential to deliver cash generative ounces to the LoM plan to replace depletion, increase flexibility and grow the reserve base. Targets are prioritized if they represent extensions to active pits or known ore bodies in reasonable proximity to the plant and are favored if they are hydrothermal in style due to their generally higher gold grades.

In fiscal 2014, near mine exploration continued at Huni, Saddle and Juno South pits. Tomento North drilling and modelling was completed in fiscal 2014 and further infill drilling to refine the geological domains and identify pay shoots is scheduled for fiscal 2015.

Mineral reserves at Damang increased from 1.1 million ounces to 1.2 million ounces, net of depletion, as a result of the inclusion of Amoanda and Huni Cut-back 2. The mine has re-positioned well in fiscal 2014 and remains dedicated to achieving targeted head grades and sustaining plant throughput to deliver increased ounces and stabilize the all-in cost per ounce. Advance grade control, or AGC, drilling programs have continued with the objective of de-risking the operational plan and keeping 9 to 12 months of production within the AGC window on a rolling basis. Mining is designed to prioritize extraction from the pits with the highest economic value and is focused on the Huni, Saddle and Juno pits.

The mineral reserves declared as at December 31, 2014 were constrained by the existing east tailings storage facility adjacent to the Damang pit. Re-assessment of all options across the entire mining lease will continue in fiscal 2015 to determine the best business case to improve cash flow. This will include potential extensions to the Amoanda and Tomento open pits, testing potential at Nyame and Chida, as well as a review of underground options compared against the existing Cut-back 2 option.

During the period under review, exploration activities at Gold Fields’ West African operations were dominated by resource conversion projects through infill drilling and extensions to known targets at Damang. No greenfields projects were commenced in fiscal 2014.

Detailed below are the operating and production results at Damang for fiscal 2012, 2013 and 2014.

	Fiscal 2012	Fiscal 2013	Fiscal 2014
Production
Tonnes milled (‘000)	4,416	3,837	4,044
Recovered grade (g/t)	1.2	1.2	1.4
Gold produced (‘000 oz)(1)	166	153	178
Results of operations ($ million)
Revenues	277.8	216.4	224.6
Operating costs (excluding amortization and depreciation)(2)	179.1	171.1	177.6
All-in sustaining cost net of by-product revenues per ounce of gold sold ($)(2)	1,707	1,558	1,175
All-in costs net of by-product revenues per ounce of gold sold ($)(2)	1,753	1,558	1,175

Notes:

(1)	In fiscal 2012, 2013 and 2014, 0.149 million ounces, 0.138 million ounces and 0.160 million ounces of production, respectively, were attributable to Gold Fields, with the remainder attributable to non-controlling shareholders in Abosso.
(2)	For a reconciliation of Gold Fields’ operating costs excluding amortization and depreciation, as calculated in accordance with IFRS (as included in the geographical and segment information included in Note 26 to the consolidated financial statements), to its AISC and AIC net of by-product revenues per ounce of gold sold for fiscal 2014, 2013 and 2012, see “Operating and Financial Review and Prospects—All-in Sustaining and All-in Cost”. AIC and AISC are calculated per ounce of gold sold, excluding gold equivalent ounces. See “Operating and Financial Review and Prospects—All-in Sustaining and All-in Cost”.

Total tonnes milled increased from 3.8 million in fiscal 2013 to 4.0 million in fiscal 2014 primarily due to higher mill and crusher availability. Gold production increased from 0.153 million ounces in fiscal 2013 to 0.178 million ounces in fiscal 2014 primarily as a result of the higher throughput. As the plant is ageing, preventative maintenance has been increased to provide sustainable processing capacity, particularly given the increase in ore reserves and resources and extended mine life.

Assuming that Gold Fields does not increase or decrease reserves estimates at Damang and that there are no changes to the current mine plan, Damang’s December 31, 2014 proven and probable reserves of 1.2 million ounces (approximately 0.12 million of which are attributable to the Ghanaian government, with the remainder attributable to Gold Fields) will be sufficient to maintain production through approximately fiscal 2020. However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management”, there are many factors that can affect reserve estimates and the mine plan, which could thus materially change the life of mine.

The Damang mine comprises open pit mining, and is thus subject to all of the risks associated with open pit mining discussed in “Risk Factors”. For more information about workplace injuries at Damang, see “Directors, Senior Management and Employees—Employees—Health and Safety—Safety” and “Directors, Senior Management and Employees—Employees—TRIFR, Fatalities and Fatal Injury Frequency Rate”.

There were no strikes and/or work stoppages at Damang in fiscal 2014 and none to date since December 31, 2014.

Processing

All ore at Damang is processed through a single facility. The following table sets forth the year commissioned, processing techniques and processing capacity per month, as well as average tonnes milled per month and metallurgical recovery factor during fiscal 2014 for the plant.

Processing Techniques

Plant	Year commissioned		Comminution phase	Treatment phase	Capacity(1)	Average milled for fiscal 2014	Approximate recovery factor for fiscal 2014(2)
					(tonnes/month)
Processing Plant	1997	(3)	Primary and two- stage secondary crushing with SAG and ball milling	CIL treatment	333,333	337,000	91%

Notes:

(1)	Nameplate capacity as designed. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.
(2)	Percentages are rounded to the nearest whole percent.
(3)	The secondary crusher was commissioned in 2010.

Preparatory construction works on the new Far East Tailings Storage Facility, or FETSF, commenced in fiscal 2013 but were suspended on September 13, 2013, when Abosso received notice of an application for an injunction to restrain it from proceeding with the FETSF on the basis that it was outside its mining lease area. In fiscal 2014, Gold Fields settled with these claimants and resumed work on the FETSF. A final five meter raise to the East Tailings Storage Capacity is also being considered and a detailed engineering study has been commissioned.

Capital Expenditure

On an IFRS basis (as included in the geographical and segment information included in Note 26 to the consolidated financial statements), Gold Fields spent U.S.$16.0 million on capital expenditures at the Damang operation in fiscal 2014, principally on the FETSF, heavy mining equipment, or HME, capital component replacement and Huni and Juno resource drilling. Gold Fields has budgeted approximately U.S.$19 million for capital expenditures at Damang for fiscal 2015, principally for the FETSF, HME sustaining capital component, capital waste mining and Huni and Juno resource drilling.

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

The Talas Copper-Gold Project covered four exploration licenses which are prospective for copper-gold porphyry deposits. Gold Fields completed the sale of the Talas Copper-Gold Project to Robust Resources

Limited in March 2014. The proceeds included U.S.$2.0 million in cash and issuance of shares to the value of U.S.$2 million in Robust Resources Limited (which have subsequently been sold), as well as a two percent net smelter royalty of all future metals recovered from the concession.

Arctic Platinum Project

APP is located approximately 60 kilometers south of the city of Rovaniemi in northern Finland. APP is assessing a number of potential surface mineable platinum group elements plus copper and nickel deposits located within the Portimo and Narkaus mafic layered intrusions. The principal prospects under consideration occur within the Suhanko Project area, comprising of the Konttijarvi, Ahmavaara, and Suhanko North deposits. APP has been earmarked for disposal due to the focus of the Group’s strategy on gold deposits, following the dissolution of the Group’s GIP division in fiscal 2013. Pending the sale, Gold Fields has reduced the APP’s utilization of cash resources.

Yanfolila Project

Until June 2014, Gold Fields owned an 85% interest in the Yanfolila gold project in southwestern Mali (assuming a 10% interest will go to the Mali government upon granting of the mining license). Following the dissolution of the Group’s GIP division in late fiscal 2013 and the Group’s revision of its strategy (see “Information on the Company—Strategy”), the Yanifolila project was earmarked for disposal. In June 2014, Gold Fields sold its 85% interest in the Yanfolila project in Mali to London-listed Hummingbird Resources for U.S.$21.1 million in the form of Hummingbird shares.

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

Gold Fields’ Australian operations now consist of four gold mines: St. Ives, Agnew/Lawlers, Granny Smith and Darlot. Following the dissolution of the GIP division in fiscal 2013, Gold Fields relocated its exploration projects to its existing regional structures. As part of this restructuring, the Far Southeast Project now reports to the Australasia region.

St. Ives

Introduction

St. Ives is located 80 kilometers south of Kalgoorlie and 20 kilometers south of Kambalda, straddling Lake Lefroy in Western Australia. It holds exploration licenses, prospecting licenses and mining leases covering a total area of approximately 112,800 hectares. St. Ives is both a surface and underground operation, with a number of open pits, three operating underground mines and a metallurgical CIP plant. The St. Ives operation obtains electricity pursuant to a contract with BHP Nickel West that expires in January 2023 and has access to water, rail, air and road infrastructure. Consumables and supplies are trucked in locally from both Perth and Kalgoorlie.

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

Mining

Gold production takes place over an extensive tenement area at St. Ives. St. Ives has the Lefroy processing plant and SAG mill that treats primary ore. St. Ives previously had a heap leach facility which treated low- and marginal-grade ore. This heap leach facility operated in a residual leach mode during fiscal 2013 and 2014. It will continue to do so during fiscal 2015.

In fiscal 2014, St. Ives reported decreased production and decreased operational costs. The lower production was due to higher-than-average rainfall in the first quarter of fiscal 2014 which inhibited open-pit operations at the Neptune operation and the closure of the underground Argo operation in the first quarter of fiscal 2014. The decreased operational costs were due to, among other things, lower volumes of material moved in the open pit and underground operations.

Capital development has commenced on the newly discovered high-grade Invincible deposit with a view to first open pit production during the second quarter of fiscal 2015. Neptune open pit stage 1 mining was completed in fiscal 2014, and evaluation of future stages is currently underway. The Cave Rocks and Athena underground mines are nearing completion and mining of final stopes is scheduled in the middle of fiscal 2015 for Cave Rocks and the end of fiscal 2015 for Athena.

Exploration of early stage targets along the highly prospective Invincible (Speedway) trend have provided positive results. Ongoing evaluation and elimination of marginal mineral reserves has contributed to improved quality but lower volumes, primarily at the Greater Santa Ana and Cave Rocks mines.

Detailed below are the operating and production results at St. Ives for fiscal 2012, 2013 and 2014.

	Fiscal 2012	Fiscal 2013	Fiscal 2014
Production
Tonnes (‘000)	7,038	4,763	4,553
Recovered grade (g/t)	2.0	2.6	2.4
Gold produced (‘000 oz)	450	403	362
Results of operations ($ million)
Revenues	752.2	569.0	458.8
Operating costs (excluding amortization and depreciation)(1)	378.0	345.5	292.3
All-in sustaining cost net of by-product revenues per ounce of gold sold ($)(1)	1,659	1,218	1,164
All-in costs net of by-product revenues per ounce of gold sold ($)(1)	1,659	1,218	1,164

Notes:

(1)	For a reconciliation of Gold Fields’ operating costs excluding amortization and depreciation, as calculated in accordance with IFRS (as included in the geographical and segment information included in Note 26 to the consolidated financial statements), to its AISC and AIC net of by-product revenues per ounce of gold sold for fiscal 2014, 2013 and 2012, see “Operating and Financial Review and Prospects—All-in Sustaining and All-in Cost”. AIC and AISC are calculated per ounce of gold sold, excluding gold equivalent ounces. See “Operating and Financial Review and Prospects—All-in Sustaining and All-in Cost”.

From fiscal 2013 to fiscal 2014, ore processed at St. Ives decreased from 4.763 million tonnes to 4,553 million tonnes, respectively, due to a failure of the grinding circuit which resulted in a five-day maintenance shut-down in June and reduced throughput in the fourth quarter of fiscal 2014, due to the processing characteristics of the Neptune ore. Gold production decreased by 10.2% to 0.362 million ounces in fiscal 2014 compared to 0.403 million ounces achieved during fiscal 2013 due to the reduced throughput, closure of the Argo underground mine and delayed production from the open pits due to two significant rainfall events in the first quarter of fiscal 2014.

Assuming that Gold Fields does not increase or decrease reserves estimates at St. Ives and that there are no changes to the current mine plan, St. Ives’ December 31, 2014 proven and probable reserves of 1.80 million ounces will be sufficient to maintain production through approximately fiscal 2020. However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management”, there are numerous factors which can affect reserve estimates and the mine plan, which could thus materially change the life of mine.

St. Ives is engaged in underground mining and in both open pit and production stockpile surface mining, and is thus subject to all of the underground and surface mining risks discussed in “Risk Factors”. The primary safety risk at St. Ives is falls of ground at the underground operations, which is addressed through the use of ground support, paste filling of open stopes and sequencing of mine operations to improve overall stability of the ground. For more information about workplace injuries at St. Ives, see “Directors, Senior Management and Employees—Employees—Health and Safety—Safety” and “Directors, Senior Management and Employees—Employees—TRIFR, Fatalities and Fatal Injury Frequency Rate”.

There were no strikes and/or material work stoppages at St. Ives in fiscal 2014 and none to date in fiscal 2015.

Processing

The table below sets forth year commissioned, processing techniques and processing capacity per month, as well as average tonnes milled per month and metallurgical recovery factors during fiscal 2014, for the plant at St. Ives.

Processing Techniques

Plant	Year commissioned	Comminution phase	Treatment phase	Capacity(1)	Average milled for fiscal 2014	Approximate recovery factor for fiscal 2014(2)
				(tonnes/month)
Lefroy Plant	2005	Single-stage crushing and SAG milling	CIP	375,000	379,417	94%

Notes:

(1)	Nameplate capacity as designed. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.
(2)	Percentages are rounded to the nearest whole percent.

Capital Expenditure

On an IFRS basis (as included in the geographical and segment information included in Note 26 to the consolidated financial statements), Gold Fields spent A$130.1 million or U.S.$117.5 million on capital expenditures at St. Ives in fiscal 2014 primarily on underground development, exploration and capital works. Gold Fields has budgeted approximately A$157 million for capital expenditures at St. Ives in fiscal 2015. These funds are principally earmarked for exploration, underground development, capital waste mining, capital works and pre-strip of the Invincible open pit.

Agnew/Lawlers

Introduction

Agnew/Lawlers is located 23 kilometers west of Leinster, approximately 375 kilometers north of Kalgoorlie and 630 kilometers northwest of Perth, Western Australia. Together, Agnew and Lawlers hold exploration licenses, prospecting licenses and mining leases covering a total area of approximately 69,300 hectares. During fiscal 2014, ore was mined from the Waroonga and New Holland underground mines.

Agnew/Lawlers has one metallurgical plant in operation and is serviced by sealed road infrastructure to the mine gate. Supplies are generally trucked in from Perth or Kalgoorlie. Agnew is largely a fly-in fly-out operation with local services, including air transport with a sealed runway and accommodation, provided pursuant to an arrangement with a nearby major mining company. Agnew has access to electricity pursuant to a contract with the same major mining company as St. Ives which expired on March 31, 2014, following which it was extended by interim agreements until June 2014 when a new PPA to supply electricity until May 31, 2019 was agreed. The bulk of the water is supplied from the mining operations and recovered from the in-pit tailings facility and previously mined pits. Gold Fields closed the Lawlers processing plant following the acquisition of the Yilgarn South Assets. As part of the integration of the Agnew and Lawlers mines, the plant remains on care and maintenance.

History

Gold was discovered at Agnew in 1895 and production was intermittent until WMC acquired the operation in the early 1980s and constructed the current mill in 1986. Since that time, numerous open pits and underground operations have been mined.

Gold was discovered around the same time at Lawlers. In 1984, Forsayth NL purchased the Great Eastern lease and constructed the Lawlers processing plant, or the Lawlers Mill. Modern open pit mining commenced in 1986. Genesis open pit mining commenced in 1991 with Fairyland open pit mining commencing in 1997. New Holland underground mine opened in 1998 and in 2001 Barrick acquired Lawlers as part of its merger with Homestake. In 2013, Gold Fields purchased Lawlers from Barrick, mining was stopped at Fairyland and the Lawlers Mill was placed on care and maintenance.

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

Mining

The principal production sources at Agnew/Lawlers are the Waroonga and New Holland underground mining complexes. The northern cutback of the Songvang open pit was completed in 2012 and this ore has supplemented underground feed to the Agnew Mill. The mining method at Waroonga involves longhole open stoping with paste filling. Access to the ore body is through a decline tunnel which accommodates workers, materials and equipment.

At the New Holland underground mine at Lawlers, the selection of the stoping method is dependent upon the geometry of the ore structure. Two primary methods are employed: uphole retreat open stoping and room and pillar longhole. Access to the mine is via two declines.

At both Waroonga and New Holland, ore is trucked to a mine ore pad located at the base of either the Waroonga or New Holland open pits, where it is then hauled to the Agnew processing facility using haul trucks operated by a contractor.
In fiscal 2014, Agnew/Lawlers reported increased production due to the full year impact of the acquisition of the Lawlers mine.

At the Waroonga mine, access development has begun into the new high-grade, underground FBH deposit, or FBH, where first production is expected during the fourth quarter of fiscal 2015. Continued delineation of the high-grade ore shoots beneath Main North – FBH reflected improved mineral reserves in fiscal 2014. Exploration drilling to the north of Kim lode has continued to return positive results from the Kath and Waroonga North projects, with initial resource models expected in fiscal 2015. Drilling at Cinderella has confirmed the interpretation and increased the size of two targeted lodes at depths of approximately 80 and 140m. Higher grade shoots have been interpreted within the Main North and Main South lodes during 2014. Capital development to mine FBH commenced in late fiscal 2014 and is progressing on plan.

Detailed below are the operating and production results at Agnew for fiscal 2012, 2013 and 2014. Lawlers amounts are included for the fourth quarter of fiscal 2013 and fiscal 2014.

	Fiscal 2012	Fiscal 2013(1)	Fiscal 2014(1)
Production
Tonnes (‘000)	943	974	1,246
Recovered grade (g/t)	5.8	6.9	6.8
Gold produced (‘000 oz)	177	216	271
Results of operations ($ million)
Revenues	294.4	302.8	342.5
Operating costs (excluding amortization and depreciation)(2)	148.1	135.0	173.0
All-in sustaining cost net of by-product revenues per ounce of gold sold ($)(2)	1,253	909	990
All-in costs net of by-product revenues per ounce of gold sold ($)(2)	1,253	909	990

Notes:

(1)	Including Lawlers since acquisition on October 1, 2013.
(2)	For a reconciliation of Gold Fields’ operating costs excluding amortization and depreciation, as calculated in accordance with IFRS (as included in the geographical and segment information included in Note 26 to the consolidated financial statements), to its AISC and AIC net of by-product revenues per ounce of gold sold for fiscal 2014, 2013 and 2012, see “Operating and Financial Review and Prospects—All-in Sustaining and All-in Cost”. AIC and AISC are calculated per ounce of gold sold, excluding gold equivalent ounces. See “Operating and Financial Review and Prospects—All-in Sustaining and All-in Cost”.

From fiscal 2013 to fiscal 2014, tonnes of ore processed at Agnew increased from 0.974 million tonnes to 1,246 million tonnes. Gold production increased to 0.271 million ounces in fiscal 2014 compared to 0.216 million ounces in fiscal 2013 due to Lawlers being included for the full year in 2014 as opposed to only one quarter in 2013.

Assuming that Gold Fields does not increase or decrease reserves estimates at Agnew/Lawlers and that there are no changes to the current mine plan, the December 31, 2014 proven and probable reserves at 0.87 million ounces will be sufficient to maintain production at Agnew/Lawlers through approximately fiscal 2019. However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management,” there are numerous factors which can affect reserve estimates and the mine plan, which could thus materially change the life of mine.

Agnew/Lawlers engaged in underground mining and reclaiming stockpiles arising from the mined out Songvang operation. Agnew/Lawlers is thus subject to all of the underground and surface mining risks discussed in “Risk Factors”. The primary safety risk at Waroonga is falls of ground at the underground operations, which is addressed through the use of ground support, paste filling of open stopes and sequencing of mine operations to improve overall stability of the ground. The primary safety risk at New Holland is falls of ground at the underground operations, which is addressed through the use of ground support and sequencing of mine operations to improve stability of the ground. For more information about workplace injuries at Agnew/Lawlers, see “Directors, Senior Management and Employees—Employees—Health and Safety—Safety” and “Directors, Senior Management and Employees—Employees—TRIFR, Fatalities and Fatal Injury Frequency Rate”.

There were no strikes or material work stoppages at Agnew/Lawlers in fiscal 2014 and none to date in fiscal 2015.

Processing

All processing at Agnew/Lawlers is provided through by a single processing facility. The following table sets forth year commissioned, processing techniques and processing capacity per month, as well as average tonnes milled per month and the metallurgical recovery factor during fiscal 2014 for the plant. The Lawlers Mill was placed on a care and maintenance basis after existing stockpiles were treated shortly after the acquisition was completed.

Processing Techniques

Plant	Year commissioned	Comminution phase	Treatment phase	Capacity(1)	Average milled for fiscal 2014	Approximate recovery factor for fiscal 2014(2)
				(tonnes/month)
Agnew Mill	1986	Two-stage ball milling	CIP treatment	100,000	103,863	94%

Notes:

(1)	Nameplate capacity as stated by the manufacturer. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.
(2)	Percentages are rounded to the nearest whole percent.

Capital Expenditure

On an IFRS basis (as included in the geographical and segment information included in Note 26 to the consolidated financial statements), Gold Fields spent A$92.3 million or U.S.$83.4 million on capital expenditures at Agnew in fiscal 2014, primarily on mine development, exploration and capital works. Gold Fields has budgeted approximately A$84 million for capital expenditures at Agnew for fiscal 2015, primarily for exploration, mine development and capital works.

Granny Smith

Introduction

Granny Smith is located approximately 400 kilometers northeast of the town of Kalgoorlie in the Laverton Region in the Eastern Yilgarn Crater in Western Australia. Granny Smith is situated at an elevation of 400 meters above sea level.

Granny Smith is located 27 kilometers southwest of the town of Laverton and is accessible via the Mt. Weld Road. Laverton is 950 kilometers southeast by sealed road from Perth, and 400 kilometers south by sealed road to Kalgoorlie. Granny Smith holds exploration licenses, prospecting licenses and mining leases covering a total area of approximately 64,300 hectares.

The operation runs on a fly-in fly-out basis with variable rosters. A well-maintained unsealed airstrip located approximately eight kilometers northeast of the camp provides air access from Perth for the majority of employees. Flights are made on weekdays and the average flight time is approximately two hours.

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

The Wallaby Open Pit was mined from October 2001 until December 2006. Underground mining at Wallaby commenced in December 2005 and is ongoing. As noted above, Gold Fields acquired the mine in October 2013.

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

In fiscal 2014, Granny Smith experienced reduced dilution, higher in-situ grades and greater mining recoveries than in the fourth quarter of fiscal 2013. Granny Smith also benefitted from the enhancement of process plant recovery from around 88% to 93% through improved process flow controls and replacement of larger cyclones with smaller cyclone.

Exploration during fiscal 2014 provided further support for the replication of numerous deeper lodes in the Wallaby underground deposit. Going forward, the Group’s development strategy at Granny Smith will focus on identifying the potential of the Wallaby system.

Detailed below are the operating and production results at Granny Smith for the three months ended December 31, 2013 (the period of Gold Fields’ ownership of the mine in fiscal 2013) and fiscal 2014.

	Three months ended December 31, 2013	Fiscal 2014
Production
Tonnes (‘000)	330	1,472
Recovered grade (g/t)	5.9	6.7
Gold produced (‘000 oz)(1)	62	315
Results of operations ($ million)
Revenues	82.3	399.8
Operating costs (excluding amortization and depreciation)(2)	48.8	182.6
All-in sustaining cost net of by-product revenues per ounce of gold sold ($)(2)	885	809
All-in costs net of by-product revenues per ounce of gold sold ($)(2)	885	809

Notes:

(1)	In fiscal 2013, production is reported from October 1, 2013, the date on which Gold Fields effectively acquired the mine.
(2)	For a reconciliation of Gold Fields’ operating costs excluding amortization and depreciation, as calculated in accordance with IFRS (as included in the geographical and segment information included in Note 26 to the consolidated financial statements), to its AISC and AIC net of by-product revenues per ounce of gold sold for fiscal 2014, 2013 and 2012, see “Operating and Financial Review and Prospects—All-in Sustaining and All-in Cost”. AIC and AISC are calculated per ounce of gold sold, excluding gold equivalent ounces. See “Operating and Financial Review and Prospects—All-in Sustaining and All-in Cost”.

In fiscal 2014, ore processed at Granny Smith amounted to 1,472 million tonnes compared with 0.330 million tonnes in fiscal 2013. Gold production increased by 408.1% from 0.062 million ounces in fiscal 2013 to 0.315 million ounces in fiscal 2014.

Assuming that Gold Fields does not increase or decrease reserves estimates at Granny Smith and that there are no changes to the current mine plan, Granny Smith’s December 31, 2014 proven and probable reserves of 0.87 million ounces will be sufficient to maintain production through approximately fiscal 2019. However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management”, there are numerous factors which can affect reserve estimates and the mine plan, which could thus materially change the life of mine.

Granny Smith is engaged in underground mining and production stockpile surface mining, and is thus subject to all of the underground and surface mining risks discussed in “Risk Factors”. The primary safety risk at Granny Smith is falls of ground at the underground operations, which is addressed through the use of ground support, backfilling of open voids and sequencing of mine operations to improve overall stability of the ground. For more information about workplace injuries at Granny Smith, see “Directors, Senior Management and Employees—Employees—Health and Safety—Safety” and “Directors, Senior Management and Employees—Employees—TRIFR, Fatalities and Fatal Injury Frequency Rate”.

There were no strikes and/or material work stoppages at Granny Smith in fiscal 2014 and none to date in fiscal 2015.

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

The table below sets forth year commissioned, processing techniques and processing capacity per month, as well as average tonnes milled per month and metallurgical recovery factors during fiscal 2014, for the plant at Granny Smith.

Processing Techniques

Plant	Year commissioned	Comminution phase	Treatment phase	Capacity(1)(2)	Average milled for fiscal 2014	Approximate recovery factor for fiscal 2014(3)
				(tonnes/month)
Granny Smith Processing Facility	1990	Crushing and SAG and Ball milling	Leaching/CIP, gravity circuit and refinery	283,000	122,650	93%

Notes:

(1)	Nameplate capacity as stated by the manufacturer. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.
(2)	The plant has gone through a number of upgrades and re-configurations over the years and has treated ore from different sources. The throughput capacity is in excess of three million tonnes per annum, however it is currently operated on a campaign basis of up to approximately 1.5 million tonnes per annum, and is only used to treat the ore from the Wallaby underground mine.
(3)	Percentages are rounded to the nearest whole percent.

Capital Expenditure

On an IFRS basis, (as included in the geographical and segment information included in Note 26 to the consolidated financial statements) Gold Fields spent A$65.2 million, or U.S.$58.9 million, on capital expenditures at Granny Smith in fiscal 2014, primarily on processing, mining and development. Gold Fields has budgeted approximately A$96 million for capital expenditures at Granny Smith in fiscal 2015. These funds are principally earmarked for exploration, processing, mining and development.

Darlot

Introduction

Darlot is located in the Eastern Yilgarn Craton, approximately 55 kilometers southeast of Leinster and some 700 kilometers northeast of Perth in Western Australia. It holds exploration licenses, prospecting licenses and mining leases covering a total area of approximately 11,400 hectares. Darlot is currently an underground operation. The Darlot operation obtains electricity pursuant to a contract with an electricity generating contractor that expires in March 2015 and has access to water, rail, air and road infrastructure. Consumables and supplies are trucked in locally from both Perth and Kalgoorlie.

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

During August 1996, while diamond drilling a 320 meter by 320 meter step-out program, a drill hole intersected a 33 meter section at a grade of 8.0g/t Au. This discovery drill hole for the Centenary orebody was approximately 1.2 kilometers east of the Darlot open pit. Underground development to the Centenary orebody from Darlot was initiated during December 1996 and by December 1998 stoping activities commenced. The Centenary orebody thereafter became the primary production source. As noted above, Gold Fields acquired the mine in October 2013.

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

Near-mine exploration during fiscal 2014 has delineated sufficient ore reserves to secure stable production in fiscal 2015. Exploration in fiscal 2015 will be focused on replacing production depletion and reserve growth to provide critical mass and flexibility. The Group has also confirmed the presence of a Centenary Depth Analogue, which will be the key focus for exploration and resource definition programs in fiscal 2015.

Detailed below are the operating and production results at Darlot for the three-month period from October 1, 2013 to December 31, 2013 (the period of Gold Fields’ ownership of the mine in fiscal 2013) and fiscal 2014.

	Three months ended December 31, 2013	Fiscal 2014
Production
Tonnes (‘000)	158	525
Recovered grade (g/t)	3.9	5.0
Gold produced (‘000 oz)(1)	20	84
Results of operations ($ million)
Revenues	26.0	106.2
Operating costs (excluding amortization and depreciation)(2)	21.6	81.9
All-in sustaining cost net of by-product revenues per ounce of gold sold ($)(2)	1,132	1,222
All-in costs net of by-product revenues per ounce of gold sold ($)(2)	1,132	1,222

Notes:

(1)	In fiscal 2013, production is reported from October 1, 2013, the date on which Gold Fields effectively acquired the mine.
(2)	For a reconciliation of Gold Fields’ operating costs excluding amortization and depreciation, as calculated in accordance with IFRS (as included in the geographical and segment information included in Note 26 to the consolidated financial statements), to its AISC and AIC net of by-product revenues per ounce of gold sold for fiscal 2014, 2013 and 2012, see “Operating and Financial Review and Prospects—All-in Sustaining and All-in Cost”. AIC and AISC are calculated per ounce of gold sold, excluding gold equivalent ounces. See “Operating and Financial Review and Prospects—All-in Sustaining and All-in Cost”.

In fiscal 2014, ore processed at Darlot was 0.525 million tonnes compared to 0.158 million tonnes in 2013. Gold production was 0.02 million ounces in fiscal 2013 and 0.08 million ounces in fiscal 2014.

Assuming that Gold Fields does not increase or decrease reserves estimates at Darlot and that there are no changes to the current mine plan, Darlot’s December 31, 2014 proven and probable reserves of 0.10 million ounces will be sufficient to maintain production through approximately fiscal 2016. However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management”, there are numerous factors which can affect reserve estimates and the mine plan.

Darlot is engaged in underground mining and is thus subject to all of the underground mining risks discussed in “Risk Factors”. The primary safety risk at Darlot is falls of ground at the underground operations, which is addressed through the use of ground support and sequencing of mine operations to improve overall stability of the ground. For more information about workplace injuries at Darlot, see “Directors, Senior Management and Employees—Employees—Health and Safety—Safety” and “Directors, Senior Management and Employees—Employees—TRIFR, Fatalities and Fatal Injury Frequency Rate”.

There were no strikes or material work stoppages at Darlot in fiscal 2014 or to date in fiscal 2015.

Processing

Darlot has a mill that treats primary ore. The table below sets forth year commissioned, processing techniques and processing capacity per month, as well as average tonnes milled per month and metallurgical recovery factors during fiscal 2014, for the plant at Darlot.

Processing Techniques

Plant	Year commissioned	Comminution phase	Treatment phase	Capacity(1)	Average milled for fiscal 2014	Approximate recovery factor for fiscal 2014(2)
				(tonnes/month)
Darlot Mill	1988	Three stage crushing and two stage ball mills	CIL	64,000	43,738	96%

Notes:

(1)	Nameplate capacity as stated by the manufacturer. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.
(2)	Percentages are rounded to the nearest whole percent.

Capital Expenditure

On an IFRS basis (as included in the geographical and segment information included in Note 26 to the consolidated financial statements), Gold Fields spent A$16.3 million or U.S.$14.7 million on capital expenditures at Darlot in fiscal 2014, primarily on development. Gold Fields has budgeted approximately A$26 million for capital expenditures at Darlot in fiscal 2015. These funds are principally earmarked for exploration, development and capital works.

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

The FTAA application for the FSE project was filed in November 2011. The application requires FPIC of the Kankana-ey indigenous people for Gold Fields’ exploration activities. In July 2013, the Kankana-ey people’s elders voted in favor of FPIC for the project. In February 2015, a memorandum of agreement was signed with the communities, and the Kankana-ey people’s elders passed a resolution in favour of granting Gold Fields an FTAA. Gold Fields targets completion of the FTAA process in 2016.

Americas Operations

Prior to fiscal 2013, Gold Fields owned a 98.5% economic interest in the Cerro Corona mine through its shareholding in La Cima. Gold Fields increased its economic interest in La Cima to 99.53% through a reduction in capital carried out in December 2013. Following the dissolution of the GIP division in fiscal 2013, Gold Fields relocated its exploration projects to its existing regional structures. As part of this restructuring, the Woodjam Project, Salares Norte and Piedra, and the Chucapaca Feasibility Study (which has since been sold) were relocated to Americas operations.

Cerro Corona

Introduction

The Cerro Corona mine became operational by the end of the first quarter of 2009. It forms part of a porphyry copper-gold deposit situated within the Hualgayoc Mining District in northern Peru. It is located in the highest part of the Western Cordillera of the Andes, in northern Peru, close to the headwaters of the Atlantic continental basin. Cerro Corona is located approximately 80 kilometers by road north of the City of Cajamarca. La Cima holds mining concessions covering a total area of approximately 4,400 hectares and Cerro Corona is being developed over an area of approximately 1,244 hectares of superficial land (the rights to which are held by Gold Fields). Cerro Corona’s electricity is supplied through a long-term contract with a Peruvian power supplier and transported through the national power transmission system and a 34 kilometer transmission line constructed by the project. Cerro Corona’s water requirements are provided primarily by retention of rainfall and pit dewatering; water is continuously recycled.

History

In December 2003, Gold Fields, through a subsidiary, signed a definitive agreement to purchase an 80.7% economic and 92% voting interest in the Cerro Corona mine from a Peruvian family-owned company, Sociedad Minera Corona S.A., or SMC. The agreement called for a reorganization whereby the assets of Cerro Corona were transferred to La Cima, in July 2004. Following the approval of an environmental impact assessment on December 2, 2005, Gold Fields completed the purchase of the 92% voting interest (80.7% economic interest) in La Cima in January 2006, for a total consideration of $40.5 million. La Cima subsequently obtained all requisite additional permits to construct the mine. Construction commenced in May 2006.

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

Mining

The Cerro Corona deposit is mined by conventional, bulk surface mining methods. The Cerro Corona operation involves a single surface mine. This ore is treated in a conventional milling and sulphide flotation concentrator capable of treating 6.2 million tonnes per annum of ore and producing between 100,000 and 190,000 tonnes per annum of copper and gold containing concentrate, which is treated mainly at smelters in Japan, Korea and Germany.

The single largest contractor employer is San Martin Contratistas Generales S.A., or San Martin. San Martin carries out all mining activities. All mine planning, excavation and head grade and engineering specifications to meet the required design performance through the life of mine are directly managed by La Cima personnel. Other contractors provide camp administration and catering, security, safety and laboratory operations. In addition, approximately 500 temporary contractors are involved in the construction of the tailings facility.

In fiscal 2014, Cerro Corona increased gold equivalent production by 3% and remained the Group’s lowest cost producer by all-in cost per ounce, producing high-margin gold and copper.

A 66 kilometer re-logging program was completed in fiscal 2014 as part of a geo-metallurgy project, which is expected to increase the overall definition of the lithological contacts and increase knowledge of the ore body at depth including hypogene alteration, clay, density, rock hardness and silicification. This will improve metallurgical response modeling for the deeper sections of the hypogene ore body.

A pre-feasibility study has also been launched to determine if the prevailing tailings storage facility constraint on Cerro Corona’s mineral reserves could be lifted and allow for the placement of additional tailing material over the life of mine. The study builds on previous work by incorporating the latest design updates for the tailings storage facility, including optimization of the mine in the potential expanded case, as well as the assessment of additional new opportunities.

The option to process both oxide stockpiles and sulphide ore through the current sulphide plant in conjunction with each other is under review. During fiscal 2014, a number of laboratory tests were performed with a mixture of material from the upper part of oxide stockpile number 2 and hypogene mineralization from the pit. Additional studies with respect to treating the oxide stockpiles will be conducted in fiscal 2015, including the completion of the flotation test work.

In fiscal 2014, Gold Fields extended its electricity supply agreement with private utility Kallpa Generacion S.A. to supply power to the mine until 2027, significantly increasing Cerro Corona’s long-term energy security.

Detailed below are the operating and production results at Cerro Corona in fiscal 2012, fiscal 2013 and fiscal 2014.

	Fiscal 2012	Fiscal 2013	Fiscal 2014
Production
Tonnes (‘000)	6,513	6,571	6,797
Gold Head grade (g/t)	1.24	1.13	1.06
Copper Head grade (%)	0.68	0.55	0.58
Combined yield (g/t)	1.6	1.5	1.5
Gold produced (‘000 oz)	170	159	151
Copper produced (‘000 tonnes)	36	30	32	(1)
Gold equivalent ounces (‘000 eq oz)	342	317	327
Results of operations ($ million)
Revenues	556.6	390.9	375.5
Operating costs (excluding amortization and depreciation)(2)	171.4	161.3	158.2
All-in sustaining cost net of by-product revenue per ounce of gold sold ($)(2)	82	206	316
All-in costs net of by-product revenue per ounce of gold sold ($)(2)	82	206	316
All-in sustaining cost gross of by-product revenue per equivalent ounce of gold sold ($)(2)	819	707	702
All-in costs gross of by-product revenue per equivalent ounce of gold sold ($)(2)	819	707	702

Notes:

(1)	Equates to 176,000 ounces on a gold equivalent basis at a price of $1,262 per ounce of gold and $6,827 per tonne of copper.
(2)	For a reconciliation of Gold Fields’ operating costs excluding amortization and depreciation, as calculated in accordance with IFRS (as included in the geographical and segment information included in Note 26 to the consolidated financial statements), to its AISC and AIC net of by-product revenues per ounce of gold sold for fiscal 2014, 2013 and 2012, see “Operating and Financial Review and Prospects—All-in Sustaining and All-in Cost”. See “Operating and Financial Review and Prospects—All-in Sustaining and All-in Cost”.

Assuming that Gold Fields does not increase or decrease reserve estimates at Cerro Corona and that there are no changes to the current mine plan, Cerro Corona’s December 31, 2014 proven and probable reserves of 1.8 million ounces of gold and 623 million pounds of copper (of which, 1.79 million ounces of gold and 620.1 million pounds of copper are attributable to Gold Fields, with the remainder attributable to non-controlling shareholders at La Cima) will be sufficient to maintain production through approximately fiscal 2023. However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management”, there are numerous factors that can affect reserve estimates and the mine plan, which could thus materially change the life of mine.

The Cerro Corona mine involves open pit mining, and is thus subject to all of the risks associated with open pit mining discussed in “Risk Factors”. For more information about workplace injuries at Cerro Corona, see “Directors, Senior Management and Employees—Employees—Health and Safety—Safety” and “Directors, Senior Management and Employees—Employees—TRIFR, Fatalities and Fatal Injury Frequency Rate”.

Cerro Corona experienced no work stoppages in fiscal 2014 and has experienced none to date in fiscal 2015.

Processing

The following table sets forth year commissioned, processing techniques and processing capacity per month, for the processing plant at Cerro Corona:

Processing Techniques

Plant	Year commissioned	Comminution phase	Treatment phase	Capacity(1)	Average milled for fiscal 2014	Approximate recovery factor for fiscal 2014(2)
				(tonnes/month)
Main Plant	2008	SAG/ball milling	Conventional sulphide floatation circuit	560,000	566,405	Gold 68% Copper 86%

Notes:

(1)	Nameplate capacity as designed. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.
(2)	Percentages are rounded to the nearest whole percent.

In July 2014, two new mobile jaw crushers were installed to facilitate the delivery of six-inch material to the SAG mill. This is expected to assist plant throughput with increasing hardness of the ore as mining from the pit goes deeper.

Capital Expenditure

On an IFRS basis, (as included in the geographical and segment information included in Note 26 to the consolidated financial statements) Gold Fields spent U.S.$51.0 million on capital expenditures at Cerro Corona in fiscal 2014, consisting primarily of construction of the tailings dam and completion of improvements of the process plant facilities. Gold Fields has budgeted approximately U.S.$74 million for capital expenditures at Cerro Corona for fiscal 2015, primarily on the tailings and waste storage facilities.

Salares Norte and Piedra

In Chile, Gold Fields exercised an option, as part of an agreement, in February 2012 to acquire 100% of two properties, Salares Norte and Piedra, from SBX Asesorias e Inversiones, a private Chilean company, and the concessions were registered under the name Minera Gold Fields Salares Norte Limitada, a wholly owned subsidiary of Gold Fields. The project was promoted to “Advanced Drilling” status in July 2012. The Salares Norte advanced drilling project is focused on a gold-silver deposit in the Atacama region of northern Chile. Mineralization is contained within a high-sulphidation epithermal system, offering high-grade oxide mineralization (shallow oxides). The project is located within a core 900ha concession area and Gold Fields has options to purchase two adjoining concessions that would add a further 2,100ha.

In fiscal 2013, Gold Fields reported a maiden inferred mineral resource. Preliminary indications, supported by metallurgical test work, suggest carbon-in-leach processing could deliver recovery rates of around 90%. Furthermore, the project is located in a favorable mining jurisdiction.

Water security is not expected to pose a material challenge to project execution and operation but it is an issue that requires proactive management. In the first quarter of fiscal 2014, Gold Fields filed a water rights claim before the General Water Bureau for a nearby reservoir that could potentially yield 166 litres per second, which would be sufficient for future operations. The remote location of the site means there will likely be minimal community impacts. Indigenous Colla presence has not being identified in the project area. The closest community is located about 100km from the project, along the access road.

Collectively, these qualities mean Salares Norte offers significant potential in terms of future cash generation. As such, the decision has been made to retain it within Gold Fields’ growth portfolio and to explore its potential further. An exploration budget of US$23 million has been made available for further drilling work in the first half of 2015 with a potential pre-feasibility study to commence in the fourth quarter of fiscal 2015.

Chucapaca

On August 19, 2014, Gold Fields reached an agreement to sell its 51% stake in Canteras del Hallazgo S.A.C, or CDH, the company that manages the Chucapaca project in southern Peru, to its joint venture partner in the project, Compañía de Minas Buenaventura S.A.A., or Buenaventura, for U.S.$81 million in cash and a 1.5% net smelter royalty on future sales of gold, copper and silver produced in the current Chucapaca concession. Buenaventura is Peru’s largest publicly traded precious metals mining company and previously owned 49% of CDH.

Woodjam Project

In central British Columbia, Canada, Gold Fields holds a 51% interest in the Woodjam project for copper-gold porphyry deposits. The project comprises two separate joint venture agreements with Consolidated Woodjam Copper Corp. Gold Fields has the right to earn up to a 70% interest in the joint venture. The properties comprise 56,800 hectares covering several known porphyry copper and gold targets. Additional prospective third party concessions totaling 2,150 hectares within the project area were optioned during 2011 and have been incorporated into the joint venture. In July 2011, Gold Fields also signed a joint venture agreement to earn up to a 70% interest of the nearby 8,902 hectare Redgold copper-gold property which is owned by two private individuals. The Redgold agreement was terminated in July 2014.

Gold Fields completed a conceptual mining study for the Woodjam project and the maiden copper-gold resource for the South East zone as first reported in February 2012, which was further updated in 2013 following completion of additional infill and extensional drilling programs during 2012. Following the dissolution of the Group’s GIP division in late fiscal 2013, the Woodjam project was earmarked for disposal due to the current market environment. Pending the sale, Gold Fields has reduced the Woodjam project’s holding costs.

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

Global Markets

Demand

The two main categories of demand for gold are fabrication (primarily jewelry) and investment (private and governmental). The demand for gold in 2014 was 3,924 tonnes or U.S.$160 billion in value terms (not reflecting over-the-counter, or OTC, investments and stock flows), comprising jeweler fabrication (55%); investments (23%); technological applications (10%); and net central bank purchases (12%), according to the WGC. Gold demand over the last few years has been mainly driven by China and India, which accounted for 53% of the total global demand in 2014, 2013 and 2012. Prior to 2013, significant private investment demand for gold was generated by gold ETFs and similar products. However, following the fall in gold prices at the beginning of 2013, gold ETFs experienced significant outflows of 880.8 tonnes during 2013. This slowed considerably to 159 tonnes in 2014. Demand for official gold purchases is driven by central banks, government bodies, supranational organizations and other investors. In 2013, net purchases by central banks was 409 tonnes. In 2014, these purchases rose by 17% to 477 tonnes. Gold is typically used as a “natural hedge” against inflation, a fact that mitigated against gold demand during 2013 as broader macro-economic conditions in the United States improved. Technological applications demand is mainly generated by automotive electronics, industrial electronics and wireless equipment.

Supply

Supply of gold consists of new production from mining, the recycling of gold scrap and releases from existing stocks of bullion. Mine production represents the most important source of supply and decreased to 3,050.7 tonnes in 2014. Mine production was down by 2% during 2014 and is expected to plateau in the next couple of years as lower grades, lack of investment during the current period of low gold prices and significantly reduced exploration budgets since 1995 which affected gold production profiles. The annual supply of recycled gold increased to 1,262.0 tonnes. In total, gold supply in 2014 totaled 4,274 tonnes (out of which mine production was 71%), a 0.1% decrease from 2013, according to the WGC.

Price

The market for gold is relatively liquid compared to other commodity markets, with London being the world’s largest gold trading market. Gold is also actively traded via futures and forward contracts. The price of gold has historically been significantly affected by macroeconomic factors, such as inflation, exchange rates, reserves policy and by global political and economic events, rather than simple supply/demand dynamics. Gold is often purchased as a store of value in periods of price inflation and weakening currency. The price of gold has historically been less volatile than that of most other commodities. However, after almost a decade of steady increases in the gold price due to rising investment demand against a backdrop of relatively flat supply, the price of gold fell sharply in 2013 and continued to trade at lower levels in 2014, amid increased economic volatility in the United States. The closing gold price on December 31, 2014 was U.S.$1,185 per ounce. In 2014, the spot gold price was as high as U.S.$1,383 and as low as U.S.$1,141.

Top Producers

Based on fiscal 2014 production, the first, second and third largest gold producers in the world were Barrick Gold, Newmont Mining and AngloGold Ashanti, respectively. According to research, at March 16, 2015, Barrick

Gold had 16 operations in eight countries, Newmont Mining had eight operations in four countries and AngloGold had 20 operations in 10 countries. In fiscal 2014, Gold Fields was the seventh largest gold producer in the world.

Environmental and Regulatory Matters

South Africa

Environmental

Gold Fields’ South African operations are subject to various laws relevant to its activities that relate to the protection of the environment. South Africa’s Constitution grants the people of South Africa the right to an environment that is not harmful to human health or well being and to the protection of that environment for the benefit of present and future generations through reasonable legislative and other measures. The South African Constitution and the National Environmental Management Act, No. 107 of 1998, or NEMA, as well as various other related pieces of legislation enacted, grant legal standing to a wide range of interest groups to bring legal proceedings to enforce their environmental rights, which are enforceable against private entities as well as the South African government.

South African environmental legislation commonly requires businesses whose operations may have an impact on the environment to obtain permits, authorizations and other approvals for those operations. The applicable environmental legislation also imposes general compliance requirements and incorporates the “polluter pays” principle. On September 2, 2014 a number of amendments to the environmental laws were published. Such amendments were aimed at, amongst other things, resolving the problem of fragmented regulation of the mining industry, by creating what is known as the “One Environmental System”. Although the amendments were published on September 2, 2014, some of them only became effective on 8 December 2014. Prior to these amendments, there was debate as to whether environmental authorization was required for mining operations if a mining entity had an environmental management plan/programme, or EMP, approved by the competent officials of the DMR. This debate was settled by the amendments to the environmental laws, which have made it clear that in terms of the “One Environmental System”, as of December 8, 2014, environmental authorizations are required for prospecting/mining operations and related activities, in addition to an EMP. Prescribed officials within the DMR are now competent to grant such authorizations under NEMA However, the competent officials at the Department of Environmental Affairs, or DEA, remain the appeallate authority. Directors may be held liable under provisions of the NEMA for any environmental degradation and/or the remediation thereof.

The Minerals and Petroleum Resources Development Amendment Bill was published on December 27, 2012 for public comment. A second version of this Bill was published in June 2013 and although the Parliamentary process is complete, the Bill has yet to be published as an Amendment Act as the President has referred it back to Parliament because in his view, certain of its provisions are not in accordance with the Constitution of South Africa. See “—Mineral Rights”. This Bill contains further proposed amendments to allow for a smooth transition to the “One Environmental System”. Another proposed amendment to the MPRDA is for the holder of a mining right, previous holder of an old order right, or previous owner of works that has ceased to exist to remain liable for any latent or residual environmental liability, pollution, ecological degradation, the pumping and treatment of extraneous water which may become known in the future, notwithstanding the issuance of a closure certificate in terms of the MPRDA. The NEMA has been amended to provide that every holder, holder of an old order right or owner of works will remain responsible for any environmental liability, pollution or ecological degradation, the pumping and treatment of polluted or extraneous water, the management and sustainable closure thereof, notwithstanding the issuing of a closure certificate.

South African mining companies are required by law to undertake rehabilitation work as part of their ongoing operations in accordance with an approved EMP, which supports a mine closure plan. Gold Fields funds these environmental rehabilitation costs as part of its capital expenditure, and its long-term closure costs are funded by making cash contributions into an environmental trust fund with the difference between the closure provision made to date and the final closure cost estimate funded through insurance guarantees. Gold Fields is currently in the process of amending its EMPs and has also submitted a performance assessment report in respect of its rehabilitation work in South Africa.

In line with the achievement of the “One Environmental System”, the National Water Act was also amended. Due to the past delays surrounding the processing of water use licenses, the NWA now requires the Minister of Water and Sanitation to align and integrate the process for consideration of a water use license with the timeframes and processes appurtenant to applications for prospecting and mining rights under the MPRDA, as well as environmental authorizations of the NEMA. Another amendment to the NWA is the insertion of a provision to the effect that a person aggrieved in regard to a decision made on an application for a water use licence (particularly for prospecting or mining) can appeal directly to the Minister of Water and Sanitation.

Further, under the National Water Act, No. 36 of 1998, or the National Water Act, all water in the hydrological cycle is under the custodianship of the South African government held in trust for the people of South Africa and water users have been required to re-register their water uses under the National Water Act. In addition, the National Water Act governs waste and waste water discharges which may affect a water resource. The South African government uses various policy instruments and mechanisms, such as the water use license regime and the water discharge charge system, to ensure compliance with prescribed standards and water management practices according to the user pays and polluter pays principles, and to shift some of the treatment and clean-up cost back to dischargers. Gold Fields continues to use all reasonable and practical measures to remove underground water to permit the routine safe functioning of South Deep. South Deep was issued with a water use license in November 2011. Certain conditions and other aspects of the approved license were identified as requiring modification and an application to address these was submitted to the DWAS in February 2012. A further amended water use license application was submitted to the DWAS in November 2013, primarily to reflect the results of a re-assessment of expected water use requirements and a changing water balance. No response was received from the DWAS in relation to the 2013 amendment. In November 2014, an agreement was reached with the DWAS to withdraw the 2013 amendment and to submit an updated amendment during the second quarter of fiscal 2015. The new amendment will reflect a variety of water management projects and initiatives that were implemented during fiscal 2014 and that are planned for implementation in fiscal 2015 and 2016. A presentation was provided to the DWAS in March 2015 to appraise them of the proposed structure and content of the new amendment, prior to the planned re-submission in April or May 2015.

Under the National Environmental Management Air Quality Act, No. 39 of 2004, or Air Quality Act, the South African government has established minimum emission standards for certain activities which result in air emissions and for which atmospheric emissions licenses, or AELs, must be held. The Amended Minimum Emissions Standards related to the list of activities resulting in atmospheric emissions, or Listed Activities, were released by the Minister of Water and Environmental Affairs and came into operation on November 22, 2013. Existing plants are required to comply with the Minimum Emissions Standards by April 1, 2015. Newly granted AELs under the Air Quality Act will incorporate the Minimum Emissions Standards as conditions. Non-compliance with the Minimum Emissions Standards is an offense under the Air Quality Act. South Deep mine undertakes activities which result in atmospheric emissions, as provided for by the Air Quality Act, and holds a registration certificate authorizing such activities under previous legislation. South Deep has submitted the necessary application for a new license under the Air Quality Act in respect of some of the emitting activities undertaken at South Deep. South Deep submitted an application for an AEL in March 2013. A meeting was held in March 2014 with the West Rand District Municipality to discuss the AEL application. The outcome of this meeting required South Deep’s application to be amended to include Listed Activities. Gold Fields resubmitted an amended AEL application to the West Rand District Municipality, following which a provisional AEL for South Deep was granted pursuant to section 40(1)(a) of the Air Quality Act in respect of South Deep’s three listed activities. The provisional AEL is valid for a period of one year of operation from November 13, 2014, after which South Deep may then apply for the final AEL. The application for a final AEL needs to be submitted together with supporting reports demonstrating full compliance with all conditions or requirements of the provisional AEL within six months from the date of issue of the provisional AEL. Gold Fields is drafting a plan to ensure it is in compliance with the applicable requirements of the Air Quality Act, including the new Minimum Emissions Standards.

The Minister of Finance, in his 2015 budget speech, has indicated that the Treasury is considering introducing draft carbon tax legislation for public consultation during the first half of 2015 with a view to implement the tax by mid-2016. The carbon tax design requires the calculation of liability to be based on the volume of fossil fuel input which results in Scope 1 greenhouse gas emissions, and for such liability to commence at R120 per tonne of CO2-e, increasing by 10% per annum. The design also anticipates a tax free threshold of 60% and various allowances that would permit a tax liable entity to further mitigate its liability. Such allowances include an increased tax free threshold for trade exposed sectors and the use of carbon offsets against a carbon tax liability. If South Deep is liable to pay carbon tax, this is expected to be initially calculated (in the first year of carbon tax exposure) on 40% of the mine’s Scope 1 emissions which have been estimated to be 6,985.92 tonnes of CO2-e in 2015. Based on these emissions, the potential tax liability in 2016 is estimated at approximately $30,000, before the application of the abovementioned allowances that might permit a reduction in the exposure. However, and notwithstanding some five years in development of the design, the precise implications of the carbon tax to South Deep are currently still unknown, and it is anticipated that greater certainty will be forthcoming during the course of 2015.

The National Environmental Management Waste Act, No. 59 of 2008, or the Waste Act, commenced on July 1, 2009 with the exception of certain sections relating to contaminated land which came into force on May 2, 2014. Responsible waste management has become a priority for the Department of Environmental Affairs, or the DEA. Gold Fields is currently working with the DEA in order to ensure it is in compliance with the Waste Act. South Deep has one waste disposal facility which is currently dormant. The site consists of different waste streams, including waste that has radiation levels that are slightly above background levels being the naturally occurring levels in geology. There is now a duty to rehabilitate this dormant site. South Deep must ensure that it has the appropriate waste management licenses and environmental authorizations for the closure and rehabilitation of all its waste sites. To this end, South Deep applied for two waste licenses in respect of its waste disposal facilities and salvage yard. On June 2, 2014, amendments to the Waste Act were published, which had the effect that as of December 8, 2014, residue deposits and residue stockpiles would be brought within the Waste Act’s scope of operation. Accordingly, as of December 8, 2014, in terms of the “One Environmental System”, residue stockpiles and residue deposits are now subject to regulation under the Waste Act and waste management licenses will need to be obtained from the relevant officials at the DMR, who become competent authorities under the Waste Act to issue such licenses for mining operations. This is a fundamental shift in regulation as the Waste Act previously excluded residue deposits and residue stockpiles from its ambit. The 2013 Amendment Bill to the MPRDA also proposes the amendment of the definition of residue stockpiles to include historic mines and dumps created before the implementation of the MPRDA.

Gold Fields undertakes activities which are regulated by the National Nuclear Regulator Act, No. 47 of 1999, or the NNR Act. The NNR Act requires Gold Fields to obtain authorization from the National Nuclear Regulator, or NNR, and undertake activities in accordance with the conditions of such authorizations. Prior to the Spin-off, Gold Fields’ South African mining operations possessed and maintained Certificates of Registration issued by the NNR. After the Spin-off, South Deep continues to possess and maintain its Certificate of Registration, or CoR, as required under the NNR Act.

Although South Africa has a comprehensive environmental regulatory framework, enforcement of environmental law has traditionally been poor. The DEA and the DWAS have indicated that enforcement will improve and that Environmental Management Inspectors will be provided with greater resources going forward. As of December 8, 2014, under the “One Environmental System”, separate Environmental Management Inspectors will be appointed under the DMR to regulate environmental compliance of the mining industry.

Health and Safety

The principal objective of the South African Mine Health and Safety Act No. 29 of 1996, or the Mine Health and Safety Act, is to protect the health and safety of persons at mines. The Mine Health and Safety Act requires that employers and others ensure their operating and non-operating mines provide a safe and healthy working environment, determines penalties and a system of administrative fines for non-compliance and gives the Minister of Mineral Resources the right to restrict or stop work at any mine and require an employer to take steps to minimize health and safety risks at any mine. The Mine Health and Safety Act further provides for employee participation through the establishment of health and safety committees and by requiring the appointment of health and safety representatives. It also gives employees the right to refuse dangerous work. Finally, it describes the powers and functions of the Mine Health and Safety Inspectorate, or MHSI (which inspectorate is part of the DMR and the process of enforcement). Under the Mine Health and Safety Act, an employer is obliged, among other things, to ensure, as far as reasonably practicable, that its mines are designed, constructed and equipped to provide conditions for safe operation and a healthy working environment and the mines are commissioned, operated, maintained and decommissioned in such a way that employees can perform their work without endangering their health and safety or that of any other person. Every employer must ensure, as far as reasonably practicable, that persons who are not employees, but who may be directly affected by the activities at a mine, are not exposed to any hazards to their health and safety.

A failure to comply with the Mine Health and Safety Act is a criminal offense for which an employer, or any responsible person, may be charged and, if successfully prosecuted, be fined or imprisoned, or both. In addition, inspectors from the MHSI have the right to halt any part, or all, of the operations of a mine in the event of any circumstances which are unsafe in the opinion of that inspector. The MHSI also has the power to impose administrative fines upon an employer in the event of a breach of the Mine Health and Safety Act. The maximum administrative fine that may be imposed is R1 million per offense.

The principal health risks associated with Gold Fields’ mining operations in South Africa arise from occupational exposure and community environmental exposure to silica dust, noise, heat and certain hazardous substances, including toxic gases, water, soil or air contamination and radioactive particulates. The most significant occupational diseases affecting Gold Fields’ workforce include lung diseases (such as silicosis, tuberculosis, a combination of the two and COAD) as well as NIHL. The Occupational Diseases in Mines and Works Act, No. 78 of 1973 (South Africa), or the ODMWA, governs the payment of compensation and medical costs related to certain illnesses, such as silicosis, contracted by persons employed in mines or at sites where activities ancillary to mining are conducted. See “Risk Factors—Gold Fields’ operations are subject to environmental and health and safety regulations, which could impose additional costs and compliance requirements and Gold Fields may face claims and liability for breaches, or alleged breaches, of such regulations and other applicable laws”. This increased cost, should it transpire, is currently indeterminate.

Until recently, the mining industry believed, as previous cases had indicated, that a provision in the Compensation for Occupational Injuries and Diseases Act No. 130 of 1993, or the COIDA, precluded an employee from recovering any damages from the employer for an occupational injury or disease resulting in his disablement or death. The ODMWA governs the payment of compensation and medical costs for certain illnesses, such as silicosis, contracted by those employed in mines or at sites where activities ancillary to mining are conducted. Recently, the South African Constitutional Court ruled that a claim for compensation under ODMWA does not prevent the employee from seeking to recover damages from the employer concerned in a civil action under common law. While issues, such as negligence and causation, need to be proved on a case by case basis, it is nevertheless possible that such a ruling could expose Gold Fields to claims related to occupational hazards and diseases (including silicosis or other ailments alleged to arise due to exposure to hazardous materials and substances), which may be in the form of a class action or similar group claim. Although risks associated with alleged occupational exposure are likely to be greater, such actions may also arise in connection with the alleged incidence of such diseases in communities proximate to Gold Fields’ mines. A consolidated application has been brought against several South African mining companies, including Gold Fields, for certifications of a class action on behalf of current and former mineworkers (and their dependants) who have allegedly contracted silicosis while working for one or more of the above mining companies. See “—Legal Proceedings and Investigations”.

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

Mineral Rights

The MPRDA

The MPRDA came into effect on May 1, 2004. It can be said that the MPRDA consists of two parts, the first being mineral prospecting and mining and the second being petroleum exploration and production. Attached to the Act itself are the Transitional Provisions contained in Schedule II of the Act. In terms of the MPRDA, the mineral and petroleum resources of South Africa belong to the nation and the state (as custodian of the nation’s resources), which is entitled to grant prospecting and mining rights. The objective of the MPRDA is, among other things, to promote equitable access to the nation’s mineral resources by South Africans, expand opportunities for historically disadvantaged persons who wish to participate in the South African mining industry, advance social and economic development, and create an internationally competitive and efficient administrative and regulatory regime, based on the universally accepted principle, and consistent with common international practice, that mineral resources are part of a nation’s patrimony. Mining companies are required to apply for the right to mine and/or prospect.

Under the MPRDA, prospecting rights may be granted for an initial maximum period of five years and can be renewed once upon application for a further period not exceeding three years. Mining rights are valid for a maximum period of 30 years, and can be renewed upon application for further periods, each of which may not exceed 30 years. A wide range of factors and principles, including proposals relating to black economic empowerment and social responsibility, will be considered by the Minister of Mineral Resources when exercising his discretion whether to grant these applications. A prospecting or mining right can be suspended or canceled if the holder conducts mining operations in breach of the MPRDA, a term or condition of the right or an environmental management plan, or if the holder of the right submits false, incorrect or misleading information to the DMR. The MPRDA sets out a process which must be followed before the Minister of Mineral Resources is entitled to suspend or cancel the prospecting or mining right. In May 2010, the DMR approved the conversion of the South Deep old order mining right into a new-order mining right. Included in this approval was an additional portion of ground known as Uncle Harry’s, which is contiguous to South Deep. The durations of the South Deep mining right and the Uncle Harry’s mining right are both 30 years.

The MPRDA empowered the Minister of Mineral Resources to develop the Mining Charter, which is a set of guidelines that lays out the framework, targets and timetable for effecting entry of HDSAs into the mining industry and to allow such South Africans to benefit from the exploitation of South Africa’s mineral resources.

Among other things, the Mining Charter envisages the transfer of 26% of the ownership of South African mining industry assets to HDSAs within 10 years (i.e. by the end of 2014). Ownership can comprise active involvement, through HDSA-controlled companies (where HDSAs own at least 50% plus one share of the company and have management control), strategic joint ventures or partnerships (where HDSAs own at least 25% plus one vote of the joint venture or partnership interest and there is joint management and control) or collective investment vehicles, the majority ownership of which is HDSA based, or passive involvement, particularly through broad-based vehicles such as employee stock option plans. The Mining Charter also required mining companies to submit annual, audited reports on progress toward their commitments, as part of an ongoing review process. In addition to this process, the South African government has also announced that it intends to conduct a review of the Mining Charter in fiscal 2015.

Following a review of the mining industry’s compliance with the 2009 targets set in the original Mining Charter, or the 2009 Review, the DMR released the Amended Mining Charter on September 13, 2010. Amendments to the original Mining Charter in the Amended Mining Charter include, among other things, guidelines that require mining companies to: (i) facilitate local beneficiation of mineral commodities; (ii) procure a minimum of 40% of capital goods, 70% of services and 50% of consumable goods from HDSA suppliers (i.e. suppliers in which a minimum of 25% plus one vote of their share capital must be owned by HDSAs) by 2014 (exclusive of non-discretionary procurement expenditure); (iii) ensure that multinational suppliers of capital goods contribute a minimum of 0.5% of their annual income generated from South African mining companies into a social development fund from 2010 towards the socio-economic development of South African communities; (iv) achieve a minimum of 40% HDSA demographic representation by 2014 at top management (board) level, senior management (executive committee) level, middle management level, junior management level and core and critical skills; (v) invest up to 5% of annual payroll in essential skills development activities; and (vi) implement measures to improve the standards of housing and living conditions for mineworkers by converting or upgrading mineworkers’ hostels into family units, attaining an occupancy rate of one person per room and facilitating home ownership options for all mineworkers in consultation with organized labor, all of which must be achieved by 2014. In addition, mining companies are required to monitor and evaluate their compliance to the Amended Mining Charter and must submit annual compliance reports to the DMR. The Scorecard for the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry attached to the Amended Mining Charter, or the Scorecard, makes provision for a phased-in approach for compliance with the above targets over the five year period ending in 2014. For measurement purposes, the Scorecard allocates various weightings to the different elements of the Amended Mining Charter. According to the text of the Amended Mining Charter, failure to comply with its provisions will amount to a breach of the MPRDA and may result in the cancelation or suspension of a mining company’s existing mining rights. This is in conflict with the provisions of the MPRDA.

In accordance with the MPRDA, on April 29, 2009 the DMR published the Code relating to the socio-economic transformation of the mining industry, or the Mining Code. The current industry position is that the DMR does not apply the Codes and mining companies are subject only to the provisions of the MPRDA.

In the same vein as the 2009 Review, during the course of fiscal 2014, the DMR appointed a private entity to conduct Amended Mining Charter compliance audits on its behalf, in respect of a number of mining companies. Mining companies were required to complete questionnaires and templates as a means of reporting on their compliance with fiscal 2014 targets as set in the Amended Mining Charter. However, it is generally understood that the DMR disregarded or abandoned this audit process. It is therefore unclear what the status of the process is and what the outcomes were. It is also unclear whether or not the information provided during this audit process will be considered or used by the DMR for any purpose in the future. It appears that the information gathering mechanism has been substituted by the DMR’s own formal request for information and data on Amended Mining Charter compliance in terms of section 29 of the MPRDA. The DMR directed mining companies to populate an electronic reporting template, but this template has raised a number of concerns due to its inflexible approach towards the assessment of compliance with the Amended Mining Charter. The template applies a mechanical process in that it asks specific questions and requires the completion of certain information, without making provision for the detailing of complex facts or historical transactions entered into in pursuance of meeting the Mining Charter HDSA ownership element.

With the 2014 HDSA ownership target date contemplated in the Amended Mining Charter having passed, the DMR’s application of the Amended Mining Charter and its assessment of compliance therewith in respect of the ownership element is concerning. There are concerns in the mining industry that the approach followed by the DMR poses a risk of government action against many mining entities, which will threaten security of tenure, in that government may order the suspension or cancelation of mining rights in instances of deemed non-compliance with the requirements of the Amended Mining Charter. The mining industry, represented by the Chamber of Mines, is considering what preparatory steps (including appropriate legal relief) are to be taken to mitigate that risk.

Specifically, on March 31, 2015, the Chamber of Mines reported that the DMR believes that empowerment transactions by mining companies concluded after 2004 where the HDSA ownership level has fallen due to HDSA disposal of assets or for other reasons, should not be included in the calculation of HDSA ownership for the purposes of, among other things, the 26% HDSA ownership guideline under the Mining Charter. The position of Gold Fields is consistent with that of the Chamber of Mines, and is that such empowerment transactions should be included in the calculation of HDSA ownership. The DMR and the Chamber have jointly agreed to approach the South African courts to seek a declaratory order which will provide a ruling on the relevant legislation and the status of the Mining Charter.

If the DMR were to prevail in court, mining companies, including Gold Fields, may be required to undertake further transactions in order to increase their HDSA ownership which would result in the dilution of existing shareholders. In such a case, mining companies may be required to maintain a minimum HDSA ownership level indefinitely. If the Chamber of Mines were to prevail in court, the DMR may enact new regulations to, among other things, increase HDSA ownership requirements for mining companies which would result in the dilution of existing shareholders. The position taken by the DMR also poses a risk that government may order the suspension or cancellation of mining rights for mining companies deemed not to be in compliance with the guidelines of the Amended Mining Charter. It is doubtful that they may lawfully do so in view of the Mining Charter’s questionable legal status and enforceability, among other things.

The Mineral and Petroleum Resources Development Amendment Act, 2008, or the MPRDAA, was assented to by the President on April 19, 2009 and was to come into effect on a date to be proclaimed by the President. From April 19, 2009 to May 31, 2013, the fate of the MPRDAA was unclear and it was thought that the government would not proceed with the MPRDAA. On May 31, 2013, it was published in the government gazette that the MPRDAA would come into effect on June 7, 2013. This proclamation was amended such that only certain sections of the MPRDAA took effect as of June 7, 2013. Because Gold Fields is already the holder of the South Deep mining right, the amendments introduced by the MPRDAA have limited impact on the current regulation of the South Deep mine.

In December 2012, the Mineral and Petroleum Resources Development Amendment Bill, or the MPRDB, was published for comment. While the stated purpose of the MPRDB is, among other things, to remove ambiguities and enhance sanctions, the MPRDB has been criticized by stakeholders in the mining industry. Comments on the MPRDB were submitted and the Mineral and Petroleum Resources Development Amendment Bill B15-2013, or MPRDB 2013, was published on May 31, 2013. A further revised version of the MPRDB 2013, the Mineral and Petroleum Resources Development Amendment Bill B15B-2013, or the Revised MPRDB 2013, was approved by the National Assembly of Parliament on March 12, 2014 and by the National Council of Provinces on March 27, 2014. The President has not assented to the Revised MPRDB 2013 as he has found that in its current form, it not in accord with the Constitution of South Africa. In January 2015, the President therefore referred the Revised MPRDB 2013 back to Parliament for reconsideration. The first issue highlighted by the Presidency pertains to the elevation of the Mining Code and the Amended Mining Charter to the status of national legislation. The second issue highlighted by the Presidency is the fact that certain provisions of the Revised MPRDB 2013 leave South Africa vulnerable to attack in international fora. The President is of the view that these provisions seem to be inconsistent with South Africa’s obligations under the General Agreement on Trade and Tariffs, or GATT, and the Trade, Development and Cooperation Agreement, or TDCA, to the extent that they appear to impose quantitative restrictions on exports in contravention of GATT and TDCA. The third and fourth issues highlighted by the President are the fact that there was insufficient public participation conducted and that the relevant traditional authorities were not consulted in regard to the possible impacts on customary law or the customs of traditional communities.

Once the President assents to the Revised MPRDB 2013, it will become an Act of Parliament and will come into effect on a date to be proclaimed by the President.

There is a large degree of uncertainty regarding the changes that will be brought about should the Revised MPRDB 2013 be made an Act of Parliament. The Revised MPRDB 2013 sought to introduce a requirement that the consent of the Minister of Mineral Resources would be required for the transfer of any interest in an unlisted company (previously required only for the transfer of a controlling interest) or any controlling interest in a listed company (previously not required), in respect of which companies hold a prospecting right or mining right. There has been much concern in this regard, as this amendment does not take into account the practicalities involved in the trading of shares of listed entities or that the proposed amendments may impede general corporate actions. There are also uncertainties in respect of the proposed introduction of provisions pertaining to the compulsory beneficiation of minerals within South Africa. The concern in this respect is that the Minister of Mineral Resources will have broad discretionary powers to prescribe the levels required for beneficiation in promoting the beneficiation of minerals. Further uncertainty also exists in respect of the introduction of provisions authorizing the Minister of Mineral Resources to declare certain minerals as “strategic” minerals, having regard to the national interest, the strategic nature of the mineral in question and the need to promote the sustainable development of the nation’s mineral resources. Concern in this regard goes to the fact that the declaration of specific minerals as “strategic” minerals will result in restrictions on the export thereof and that the proposed discretionary powers of the Minister of Mineral Resources in this regard are broad and unchecked. The manner and extent to which all of these issues will be dealt with following a further revision of the Revised MPRDB 2013 remains to be seen.

The Chamber of Mines has emphasized the need for certainty with regard to the proposed amendments to the MPRDA to enable mining companies to plan and raise finance. The Chamber of Mines also believes that previous agreements reached with regard to certain sections of the Revised MPRDB must remain unchanged. There can, however, be no guarantee that such previously agreed sections will remain unchanged.

The BBBEE Act and the BBBEE Amendment Act

The BBBEE Act established a national policy on broad-based black economic empowerment with the objective of increasing the participation of HDSAs in the economy. The BBBEE Act provides for various measures to promote black economic empowerment, including empowering the Minister of Trade and Industry to issue the BBBEE Codes with which organs of state and public entities and parties interacting with them or obtaining rights and licenses from them would be required to comply. There has been some debate as to whether or to what extent the mining industry was subject to the BBBEE Act and the policies and codes provided for thereunder. On October 24, 2014, the BBBEE Amendment Act No. 46 of 2013 was brought into operation. The BBBEE Amendment Act inserts a new provision in the BBBEE Act, whereby the BBBEE Act would trump the provisions of any other law in South Africa which conflicts with the provisions of the BBBEE Act, provided such conflicting law was in force immediately prior to the effective date of the BBBEE Amendment Act. The BBBEE Amendment Act also stipulates that this provision would only be effective one year after the BBBEE Amendment Act is brought into effect. This raises the question of whether the BBBEE Act and the BEE Codes may overrule the Mining Charter in the future. There is no clarity on this point at this stage. The revised Broad-Based Black Economic Empowerment Codes of Good Practice, or the Revised BEE Codes, became available for voluntary use on October 11, 2013, but are still under consideration and are not yet in force. Entities may elect to be measured under the Revised BEE Codes immediately. Both the BBBEE Amendment Act and the Revised BEE Codes expressly stipulate that, where an economic sector in South Africa has a Sector Code in place for BEE purposes, companies in that sector must comply with the Sector Code. For purposes of the BBBEE Act, the Mining Charter is not a Sector Code. It is not clear at this stage how the Mining Charter and Code relate to each other. The government may designate the Mining Charter as a Sector Code, in which case it will be under the auspices of the BBBEE Act. On the other hand, the Mining Charter may remain a stand-alone document under the auspices of the MPRDA and may be subject to the trumping provision discussed above. This uncertainty may be resolved through either government clarification or judicial attention.

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

Exchange Controls

South African law provides for Exchange Control Regulations which, among other things, restrict the outward flow of capital from the CMA. The Exchange Control Regulations, which are administered by the Financial Surveillance Department of the SARB, are applied throughout the CMA and regulate international transactions involving South African residents, including companies. The South African government has committed itself to gradually relaxing exchange controls and various relaxations have occurred in recent years.

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

Transfers of funds from South Africa for the purchase of shares in offshore entities or for the creation or expansion of business ventures offshore require exchange control approval. However, if the investment is a new outward foreign direct investment where the total cost does not exceed R1 billion per company per calendar year, the investment application may, without specific SARB approval, be processed by an authorized dealer, subject to all existing criteria and reporting obligations.

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

Ghana

Environmental

The laws and regulations relating to the environment in Ghana have their roots in the 1992 Constitution which charges both the state and individuals with a duty to take appropriate measures to protect and safeguard the natural environment. Mining companies are required, under the Minerals and Mining Act, Environmental Assessment Regulations 1999 (LI 1652) and Water Use Regulations 2001 (LI 1692), to obtain all necessary approvals from the Environmental Protection Agency, or Ghanaian EPA, a body set up under the Environmental Protection Agency Act 1994 (Act 490), and, where applicable, the Water Resources Commission before undertaking mining operations. The Minerals and Mining Act also requires that mining operations in Ghana comply with all laws for the protection of the environment.

Under the relevant environmental laws and regulations, mining operations are required to undergo an environmental impact assessment process and obtain approval for an environmental permit prior to commencing operations. Environmental management plans, or EMPs, are submitted to the Ghanaian EPA every three years and include details of the likely impacts of the operation on the environment and local communities, as well as a comprehensive plan and timetable for actions to lessen and remediate adverse impacts.

The laws also require mining operations to rehabilitate land disturbed as a result of mining operations pursuant to an environmental reclamation plan agreed with the Ghanaian regulatory authorities. The reclamation plan includes two cost estimates, namely the cost of rehabilitating the mining area for the life of the mine as well as the cost of rehabilitating the mine as at the date of the reclamation plan. These estimates are reviewed annually and updated every two years. The Environmental Assessment Regulations, 1999 (LI 1652) requires each mining company to post a reclamation bond. The terms of each reclamation bond is determined by a Reclamation Security Agreement between that company and the Ghanaian EPA. Mining companies are typically required to secure a percentage (typically between 50% and 100%) of the current estimated rehabilitation costs by posting reclamation bonds underwritten by banks and restricted cash. Gold Fields Ghana and Abosso maintain reclamation bonds underwritten by banks and restricted cash in order to secure a percentage of their total mine closure liability.

The Tarkwa and Damang mines have existing approvals to operate tailings storage facilities at Tarkwa and Damang, respectively. Gold Fields Ghana and Abosso periodically apply to the Ghanaian EPA for approval to raise the walls at their existing tailings storage facilities, and also submit Environmental Plans to the Ghanaian EPA for the issuance of their environmental certificates. As long as the necessary filings have been made, mining companies are usually permitted to continue operations while their applications are being considered. Gold Fields Ghana has applied for a permit for a new tailings storage facility at Tarkwa, and the review and approval process by the EPA is currently ongoing.

Health and Safety

A mining company is statutorily obligated to, among other things, take steps to ensure that the mine is managed in accordance with applicable legislation, including the Minerals and Mining (Health, Safety and Technical) Regulations, 2012 (L.I 2173), to ensure the safety and wellbeing of its employees. Additionally, both the Tarkwa and Damang mines are required, under the terms of their respective mining leases, to comply with the reasonable instructions of the Chief Inspector of Mines regarding health and safety at the mines. A violation of the provisions of the health and safety regulations or failure to comply with the reasonable instructions of the Chief Inspector of Mines could lead to, among other things, a shutdown of all or a portion of the mine or the imposition of more stringent compliance procedures. The Tarkwa and Damang mines have potential liability arising from injuries to, or deaths of, workers, including, in some cases, workers employed by their contractors. Although Ghanaian law provides statutory workers’ compensation for injuries or fatalities to workers, it is not the exclusive means by which workers or their personal representatives may claim compensation. Both companies’ allotted insurance for health and safety claims and the relevant workers’ compensation may not fully cover them in respect of all liability arising from any future health and safety claims, since employees may still resort to other claims through the Ghanaian courts and/or legal system.

Mineral Rights

Gold Fields Ghana has two major mining leases in respect of its mining operations, namely the Tarkwa property lease and the Teberebie property lease. There are three mining leases under the Tarkwa property lease, all of which were granted in 1997 and will expire in 2027, and two mining leases under the Teberebie property lease, which were granted between 1988 and 1992, and expire in 2018. Under the provisions of the Minerals and Mining Law, 1986 (PNDCL 153), or the Minerals and Mining Law, and the terms of the mining leases, all of the mining leases under the Tarkwa and Teberebie properties are renewable by agreement between Gold Fields Ghana and the Government of Ghana. The Minerals Commission has approved Gold Fields Ghana’s application for an extension of the Teberebie leases to 2036 and has made recommendations to the Minister responsible for Natural Resources to grant the extension. Gold Fields Ghana has fully paid for the fees associated with the extension.

Abosso holds the mining lease in respect of the Damang mine which was granted in 1995 and expires in 2025, as well as the mining lease in respect of the Lima South mine that was granted in 2006 and expires in 2017. As with the Tarkwa and Teberebie mining leases, these leases are renewable under their terms and the provisions of the Minerals and Mining Law by agreement between Abosso and the government of Ghana. Gold Fields expects to submit an application for renewal of Lima South in the last quarter of 2016.

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

Land Claims

An action was instituted during fiscal 2013 by a local chief against Abosso for an injunction to restrain Abosso from continuing with the construction of its Far East Tailings Storage Facility. The parties have reached a settlement and executed an agreement to that effect.

Government Option to Acquire Shares of Mining Companies

Under Ghanaian law, the government is entitled to a 10% interest in any Ghanaian company which holds a mining lease in Ghana, without the payment of consideration for the shares therein. The government of Ghana has already received this 10% interest in each of Gold Fields Ghana and Abosso. The government also has the option, under the Minerals and Mining Law, of acquiring an additional 20% interest in the share capital of mining companies whose rights were granted under the Minerals and Mining Law at a price agreed upon by the parties, at the fair market value at the time the option is exercised, or as may be determined by international arbitration. The government of Ghana exercised this option in respect of Gold Fields Ghana and subsequently transferred the interest. The government of Ghana retains this option to purchase an additional 20% of the share capital of Abosso. As far as management is aware, the government of Ghana has not exercised this option for any other gold mining company in the past, other than Gold Fields Ghana.

Under the Minerals and Mining Law, which continues to apply to Gold Fields Ghana’s operations, and under the Minerals and Mining Act, the government has a further option to acquire a “special share” in a mining company for no consideration or in exchange for such consideration as the government and that company shall agree. This interest, when acquired, constitutes a special share which gives the government the right to attend and speak at any general meeting of shareholders, but does not entitle the government to any voting rights. The special share does not entitle the government to distributions of profits of the company which issues it to the government. The written consent of the government is required to make any amendment to a company’s regulations relating to the government’s option to acquire a special share. Although the government of Ghana has agreed not to exercise this option in respect of Gold Fields Ghana, it has retained this option for Abosso.

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

The Bank of Ghana issued notices on February 4, 2014 and June 13, 2014 that imposed further restrictions on the operation of Foreign Exchange Accounts and Foreign Currency Accounts. However, on August 8, 2014, it reversed virtually all the restrictions that it had imposed through these notices.

Australia

Environmental

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

Prior to the commencement or expansion of any mining operations, Gold Fields is also required to prepare a mining proposal in accordance with published guidance material and submit the mining proposal to the Western Australian Department of Mines and Petroleum, or DMP, for approval under the Mining Act 1978 (WA), or Mining Act. Once approved by the DMP, the requirement to comply with the mining proposal becomes a condition of the mining tenement.

Gold Fields is required to prepare and submit an Annual Environmental Report to the DER and DMP under the conditions attached to its environmental approvals, licenses and mining tenements.

During the operational life of its mines, Gold Fields is required by law to make provisions for the ongoing rehabilitation of its mines and to provide for the cost of post-closure rehabilitation and monitoring once mining operations cease. Under the Mining Act, Gold Fields has previously been required to guarantee its environmental obligations by providing the Western Australian government with unconditional bank-guaranteed performance bonds. From July 1, 2014, Gold Fields has been required to pay an annual levy into a mining rehabilitation fund administered by the DMP instead of providing performance bonds. The annual levy payable by Gold Fields is 1% of an estimate of the cost per hectare to rehabilitate the disturbed land.

The Clean Energy Act and associated legislation established a national carbon pricing scheme, or Scheme, which was in effect from July 1, 2012 until June 30, 2014 when it was repealed.

Under the Scheme, entities that had operational control over facilities (i.e. activities) that emitted more than 25,000 tonnes of CO2-e per annum in greenhouse gas emissions covered by the Scheme were directly regulated, and were required to acquire and surrender carbon units to cover those emissions. Darlot was required to register its carbon emissions as a result of the amount of gas used for self-generation, and registered the required account on September 10, 2014. The transaction for the required 25,199 carbon units was initiated on December 17, 2014, and the funds for the carbon units were transferred to the Clean Energy Regulator on January 19, 2015, ahead of the February 2, 2015 deadline. Gold Fields was also impacted by the Scheme through a reduction in the diesel rebate at some of its operations. The reduction in the diesel rebate was universal and therefore applied to all mines. The rebate was calculated to be directly proportional to the price per ton of carbon.

The Scheme ceased to apply to Gold Fields’ operations in Australia from July 1, 2014. However, Gold Fields remains liable for the acquisition and surrender of carbon units for the period prior to July 1, 2014, and for the ongoing reporting of its greenhouse gas emissions.

The Australian government is replacing the Scheme with its direct action plan on climate change, or the Direct Action Plan. Legislation has been passed to implement a voluntary emissions reduction fund which will provide financial incentives for polluters to reduce emissions. The full legislative package required to implement the Direction Action Plan is yet to be put in place. Gold Fields does not expect the Direct Action Plan to result in any liability for its operations in Australia in fiscal 2014 or 2015.

Health and Safety

The Mines Safety and Inspection Act 1994 (WA), or the Safety and Inspection Act, and the Mines Safety and Inspection Regulations 1995 (WA) together regulate the duties of employers and employees in the mining industry with regard to occupational health and safety and outline offenses and penalties for breach. Resources Safety, a division of the DMP, administers this legislation. Under the approach utilized by Resources Safety, it is the responsibility of each employer to manage safety (i.e. a general duty of care exists in mines located in Western Australia). A violation of the safety laws or failure to comply with the instructions of the relevant health and safety authorities is a criminal offense that could lead to, among other things, a temporary shutdown of all or a portion of the mine, a loss of the right to mine, or the imposition of costly compliance procedures and/or financial penalties.

The Work Health and Safety Bill 2014 (WA), or the WHS Bill (which is based on the federal Model Work Health and Safety Act), has been drafted in respect of general industry and was open for public consultation until January 2015. It is anticipated that the WHS Bill will be considered by the Western Australian Parliament in fiscal 2015. The Western Australian State Government is currently of the view that mining activities will not be covered by the WHS Bill, but will be covered by proposed new legislation based on the WHS Bill which incorporates specific arrangements for work, health and safety in mining activities, and which would replace the Safety and Inspection Act. At this time, it is not known when the new mining-specific legislation will be introduced.

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

Prospecting licenses, exploration licenses and mining leases are subject to prescribed minimum annual expenditure commitments. Royalties are payable to the state based on the amount of ore produced or obtained from a mining tenement. A quarterly production report must be filed and royalties are calculated ad valorem at a fixed rate of 2.5% of royalty value in respect of gold, and at other rates in respect of ore produced or obtained from a mining tenement. Following reports suggesting that gold royalty rates might be increased, the government of Western Australia clarified on March 25, 2015 that no changes to the royalty rate would be made at this time. The royalty value of gold is the amount of gold produced during each month in a relevant quarter multiplied by the average gold spot price for that month. Despite the discussion above, no royalty is payable in respect of the first 2,500 ounces of gold metal produced during a financial year from gold-bearing material produced or obtained from the same gold royalty project.

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

As a general rule, tenements granted (or in some cases re-granted) after January 1, 1994 need to comply with this process. However, in Western Australia, some tenements were granted without complying with this consultation or negotiation process on the basis of then prevailing Western Australian legislation. This legislation was subsequently found to be invalid as it conflicted with the Native Title Act which is Commonwealth legislation. Subsequent legislation was passed (Titles Validation Amendment Act 1999 (WA)) validating the grant of tenements between January 1, 1994 and December 23, 1996, provided certain conditions were met under the Native Title Act.

Certain of Gold Fields’ tenements are currently subject to native title claims and a determination of native title. However, most of Gold Fields’ tenements were granted prior to January 1, 1994. Where tenements were granted between January 1, 1994 and December 23, 1996, Gold Fields believes it has complied with the conditions set out by the Native Title Act for those tenements to be validly granted. On those tenements granted after December 23, 1996, Gold Fields has either entered into agreements with the claimant parties which provide the Company with security of tenure, or utilized a valid exemption from the consultation and negotiation process under the Native Title Act. Therefore, any existing or future grant of native title over any of these tenements will not have a material effect on Gold Fields’ tenure during the operation of these agreements. See “—Legal Proceedings and Investigations”.

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

Additionally, on December 20, 2012, the National Environmental Certification Service for Sustainable Investment, or SENACE, was created. SENACE is a specialized technical organization that will take over the responsibility of reviewing and approving the Environmental Impact Assessment studies of projects that have a national and multi-regional significance, and that could generate significant environmental impacts. The transfer of this responsibility to SENACE will begin in the second quarter of fiscal 2015.

Other relevant regulatory institutions include the INGEMMET, the OSINERGMIN, the OEFA, the Water Regulator, the Ministry of Culture and the National Superintendence of Labor Inspection, or SUNAFIL.

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

In the case of mining concessions obtained starting in October 2008, the minimum annual production target for metallic concessions is equivalent to one Fiscal Payment Unit, or UIT, per hectare per year. The UIT is fixed on a yearly basis and is set to equal S/.3,850, or approximately U.S.$1,283.00, in 2015. Gold Fields La Cima owns mining concessions acquired before and after October 2008 and therefore is subject to both production target requirements. Gold Fields La Cima is currently in compliance with both requirements.

Beneficiation Concessions

Beneficiation or process concessions confer the right to extract or concentrate the valuable substances of an aggregate of minerals and/or to smelt, purify or refine metals through a set of physical, chemical and/or physicochemical processes. As with mining concessions, holders of beneficiation concessions are required to pay the Mining Good Standing Fee, which is calculated on the basis of the production capacity of the processing plant. Gold Fields La Cima has a processing plant with an installed capacity of 18,600 tonnes per day. In fiscal 2014, Gold Fields La Cima paid a S/. 32,034.00, or approximately U.S.$11,046.21, Mining Good Standing Fee in connection with its beneficiation concessions.

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

Mining Royalty and Other Special Mining Taxes and Charges

In addition to general taxation, mining companies are subject to a special tax regime established, in its current form, in September 2011. With respect to the general taxation regime, relevant changes have been introduced with effect from January 1, 2015 to corporate and dividends income tax rates. For fiscal 2015 and 2016, the corporate tax rate has been reduced from 30% to 28%. In turn, the dividends tax rate applicable to non-resident shareholders of Peruvian companies has increased from 4.1% to 6.8% for such years. These reductions are not applicable to Gold Fields La Cima and Gold Fields Corona (BVI) as they have executed Legal Stability Agreements with PROINVERSION which have stabilized the income tax rates in force on the date of their execution. Gold Fields La Cima and Gold Fields Corona (BVI) may decide to waive the stability provided by the Legal Stability Agreements and submit to the general taxation regime if deemed convenient.

For 2017 and 2018, the corporate tax rate will be 27% and the dividends tax rate will be increased to 8%. These new rates will apply to Gold Fields La Cima and Gold Fields Corona (BVI) since their Stability Agreements expire on FY 2017. From 2019 onwards, the applicable corporate tax rate will be 26% and the dividends tax rate will be 9.3%.

The special tax regime is structured around the Mining Royalty Law, the Special Mining Tax Law and the Special Mining Charge Law. The Mining Royalty Law established payment of a mining royalty by owners of mining concessions for the exploitation of metallic and non-metallic resources. This mining royalty was originally calculated on the basis of revenues obtained from the sales of minerals. However, in September 2011, an amendment to the Mining Royalty Law was approved establishing that, as of October 2011, the mining royalty will be determined by applying a sliding scale rate (ranging from 1% to 12%, previously 1% to 3% of sales) based on the quarterly operating profits of mining companies. Mining royalties are deductible for income tax purposes.

Also, in September 2011, the Special Mining Tax Law and the Special Mining Charge Law were enacted. The Special Mining Tax is payable by mining companies that have not executed a Mining Tax Stability Agreement with the Ministry of Energy and Mines, or MEM. The Special Mining Tax is calculated by applying a sliding scale of rates (ranging from 2% to 8.4%) based on the quarterly operating profits of the mining company and is deductible for income tax purposes. This Special Mining Tax applies to Gold Fields La Cima as the company has not executed a Mining Tax Stability Agreement with the MEM. While the Company has not executed a Mining Tax Stability Agreement, it does maintain a Legal Stability Agreement executed with PROINVERSION.

The Special Mining Charge is similar to the Special Mining Tax but applies to mining companies that have executed a Mining Tax Stability Agreement with the MEM and the sliding scale of rates range from 4% to 13.12% based on the quarterly operating profits of mining companies. The Special Mining Charge does not apply to Gold Fields La Cima.

In addition to the above, beginning with their annual income in calendar 2012, mining companies must contribute an amount equivalent to 0.5% of their annual income before taxes to fund the Complementary Retirement Fund for Mining, Metal and Iron and Steel. Gold Fields La Cima disputes the applicability of this provision. Accordingly, it initiated an arbitration against the Peruvian Government in fiscal 2014, under the arbitration clause of its Legal Stability Agreement. The arbitration panel has been formed and the proceedings are still in their initial phase.

Also, since July 2012, mining companies are required to pay an annual supervisory contribution to the OSINERGMIN and OEFA which is set by Supreme Decree. The sum of both contributions may not exceed an amount equivalent to 1% of the total value of annual invoicing for concentrate sales, after deducting VAT. For 2015, contributions to the OSINERGMIN and OEFA are equivalent to 0.19% and 0.15% of annual invoicing respectively. In fiscal 2014, Gold Fields La Cima paid a total of U.S.$ 1.307 million in such contributions. Gold Fields La Cima has paid these contributions under protest and has filed constitutional actions disputing these contributions as unconstitutional and illegal. These actions are still in progress.

Environmental

As of November 2014, the environmental impact of mining activities in Peru is regulated by the Regulations on Environmental Protection and Management for Mining Exploitation, Beneficiation, General Labor, Transportation and Storage Activities, which was approved by Supreme Decree 040-2014-EM.

According to these regulations, which will become effective once the reference terms are approved, the following environmental instruments are required to be produced in order to perform mining activities:

•	Environmental Impact Declaration, or DIA, and Semi-Detailed Environmental Impact Assessment, or SD-EIA: DIAs and SD-EIAs are required for mining exploration projects, according to

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

A law regulating mine closures requires mining companies to ensure the availability of the resources necessary for the execution of an adequate mine closure plan, including a mine closure estimate, in order to prevent, minimize and control the risks to and negative effects on health, personal safety and environment that may be generated or may continue after the cessation of mining operations. Furthermore, the law obligates holders of mining concessions to furnish guarantees in favor of the MEM to ensure that they will carry out their mine closure plans in accordance with the environmental protection regulations and to ensure that the MEM has the necessary funds to execute the mine closure plan in the event of non-compliance by the holder of the mining concession. Mine concession holders may satisfy these requirements by providing to the MEM stand-by letters of credit (bank guarantees) to cover the amount of any mine closure plan. Gold Fields La Cima’s mine closure plan for Cerro Corona was approved in 2008 and subsequently amended in 2010, 2011, 2013 and 2014. This mine closure plan is guaranteed by a bond letter of approximately U.S.$25.6 million, issued by Credit Bank Peru.

Water Quality Standards

The government of Peru has issued new water quality standards for the discharge of mine water to receiving bodies, or the ECA, which are to be introduced in December 2015. The ECA has set conservative sulfate and calcium limits of 300 ppm and 200 ppm, respectively. Gold Fields La Cima is currently evaluating a water treatment system for the tailings storage facility for Cerro Corona. This process has involved consideration of new technologies available for water treatment, including a reverse osmosis plant, ettringite (a form of hydrous calcium aluminium sulfate mineral), high density sludge, evaporators and ionic interchange. As part of the evaluation of technologies. Gold Fields La Cima conducted a pilot program, involving a reverse osmosis system that included ultrafiltration and brine treatment. The results of the pilot program were favorable in terms of sulfate removal but not for brine treatment. Gold Fields La Cima invested U.S. $0.6 million in the pilot program during fiscal 2013, with a further expenditure of around U.S. $1 million in fiscal 2014.

The Peruvian government is currently evaluating a modification of the new ECA for water, which would include a higher threshold of sulfate and would not include calcium. Among other modifications being considered is an extension of the deadline for new ECA applications. Currently, it is not known when this modification of the ECA regulation will be approved and come into force.

Gold Fields La Cima is also in the process of seeking authorization to relocate the water source of the Tomas Spring, which is located inside the final footprint of the tailings storage facility for Cerro Corona, to a higher elevation above the final footprint, in order to continue with the planned expansion of the facility. On May 23rd, 2014, Gold Fields La Cima received formal authorization from the Manuel Vasquez Association, or MVA, to move the spring and to start the permit application process with the Water Regulator to move Tomas spring. As part of this process, Gold Fields La Cima has had meetings with the Water Regulator. Following these meetings, the Water Regulator has decided that the permit application will first require Manuel Vasquez Association to obtain a license for water use, after which the Water Regulator will grant approval for the management of the remaining water flow at the original location of the Tomas Spring.

Gold Fields La Cima provided support to the MVA with respect to preparation of the technical application to obtain a license for water use from the Water Regulator. However, there are still some pending documents to be sent by the MVA in order to complete the application. Technical documentation for the permit related to the management of the remaining water flow of the Tomas Spring has already been submitted to the Water Regulator. In the meantime, Gold Fields La Cima has temporarily covered the Tomas Spring pending formal authorization from the Water Authority.

Other matters subject to regulation include, but are not limited to, transportation of ore or hazardous substances, water use and discharges, power use and generation, use and storage of explosives, housing and other facilities for workers, reclamation, labor standards and mine safety and occupational health.

Soil Quality Standards

In April 2013, the government of Peru approved soil quality standards for all industries, including extractive industries. These standards establish that all companies that generate soil impact as a consequence of their activities must submit a report identifying areas of soil pollution to the MEM by April 2015 and, if applicable, a remediation plan within two years from the date of approval of such report.

Gold Fields La Cima is currently in the process of preparing a report identifying contaminated areas in its operations, to be submitted to the MEM by April 2015, aspects of its operations which generate soil pollution.

Environmental Sanctioning Regime

In fiscal 2014, Law 30230 was enacted to promote investment. Among the measures introduced by Law 30230 included the establishment of a three-year moratorium on the imposition of environmental fines by OEFA. During this moratorium, OEFA will prioritize the imposition of corrective measures and will only be entitled to impose environmental sanctions in the following exceptional cases: (i) very serious offenses that generate a real and severe damage to human life and health; (ii) activities carried out without a proper environmental instrument, or without the required licenses, or in prohibited areas; (iii) commission of the same infringement within a period of six months.

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

Sustainable Development

Overview

The potential environmental risks associated with industrial mining are obvious, both for the environment and for local stakeholders. Furthermore, environmental incidents can materially impact Gold Fields’ reputation, as well as its ability to comply with its contractual and regulatory obligations. As such, Gold Fields remains committed to the continual improvement of its environmental performance. Key areas of focus include water stewardship, acid mine drainage management, a proactive approach to mine closure, tailings facility management, materials and waste management; the reduction of carbon emissions and energy consumption, energy security and climate change.

Gold Fields’ approach to environmental management is defined by relevant local legislation and regulations; its sustainable development framework, as well as the ISO 14001 international environmental management standards; the ten principles of the International Council on Mining and Metals, or ICMM; and the United Nations Global Compact, or UNGC (in particular the UNGC 10 Principles). Following the successful certification of Granny Smith and the inclusion of Lawlers in the Agnew certification process in fiscal 2014, all of the Group’s operations are now ISO 14001 certified. During fiscal 2014, the Group spent U.S.$27 million on environmental management, compared to U.S.$32 million in fiscal 2013. The Group’s total gross closure liabilities in fiscal 2014 were estimated at U.S.$391 million, compared to U.S.$355 million in fiscal 2013.

The funding methods used by each region to make provision for the required portion of the mine closure cost liabilities are as follows:

•	Reclamation bonds underwritten by banks and restricted cash in Ghana;

•	Contributions into environmental trust funds and guarantees in South Africa;

•

Payment by companies of a levy to the state based on the total mine closure liability, following legislative changes in Western Australia that took effect in July 2014. This levy is 1% of the total liability per mine, and is paid annually. The levy goes into a state administered fund known as the Mine Rehabilitation Fund and will be used to rehabilitate legacy sites or sites that have prematurely closed or been abandoned; and

•	Bank guarantees in Peru.

Amendments to South Africa’s National Environmental Management Act in fiscal 2014 further broadened the scope of Gold Fields’ potential liability exposure, by stipulating that directors could potentially be personally liable for the negative environmental impacts of their companies’ operations.

In fiscal 2014, Gold Fields implemented several new Group guidelines to ensure the effective and coherent management of key environmental issues across the Group, whilst allowing for a degree of local flexibility. These issues include water management, mine closure management, energy and carbon management and community relations and stakeholder engagement.

Water management

Water management is a critical long-term issue for the mining industry as a whole. In part, this is because:

•

Water is an important vector for the potential spread of pollution (whether as a result of an immediate incident or the gradual build-up and movement of contaminants over time), making it a key compliance issue;

•	Mining can require large volumes of water, and often takes place in locations that are already water-stressed; and

•

Poor water management can have significant social and political consequences, where local communities are affected by, among other issues, water scarcity, high levels of agricultural activity and a lack of effective water infrastructure.

In this context, Gold Fields remains committed to responsible water stewardship, both for the benefit of host communities and for its own operations. In practice, this means:

•	Measuring and reporting on water management performance;

•	Integrating water management into mine planning; and

•	Leaving an enduring, positive legacy.

Reflecting these commitments, each operation implements an environmental management system through which it assesses, manages, monitors and reports on water use and the quality of its discharges (where these occur).

In fiscal 2014, water withdrawal across the Group fell marginally to 30.2 million liters (2013: 30.3 million liters). Despite the integration of the Yilgarn South Assets, this decrease was largely due to a significant decrease at St. Ives in pit dewatering during fiscal 2014; the sending by Tarkwa of rainfall on the heap leaches directly to reverse osmosis plants for discharge, rather than allowing the water to enter the mine circuit; and the installation of reverse osmosis plants at South Deep to reduce Rand Water Board consumption.

Effective water management requires a full understanding of the inflow into and outflow from each operational area. This involves quantifying water inflows, including rainfall; operational water requirements; onsite water storage capacity; and water use and discharges.

Whether mines are water-positive, water-balanced or water-negative depends on a number of dynamic variables. These include climatic variables such as seasonal rainfall and evaporation rates, the volume of water entering underground workings or open-pits (e.g. via aquifers and surface run-off respectively) and the type of processing employed (e.g. heap leach or carbon-in-leach processing).

Gold Fields applies the following measures to manage the water balance at its mines and to promote water stewardship:

•	Regional application of the new Corporate Water Management Guideline, including the development and implementation of Water Management Actions Plans;

•	Implementation of physical measures to manage storm water run-off, and separation of clean water and mine water;

•	Maintenance of water containment capacity (including the containment of inflow surges);

•	Water treatment, including reverse osmosis;

•	Water reuse and recycling; and

•	Dynamic and predictive water modelling to support the management of short-, medium- and long-term water-related risks and opportunities.

Acid mine drainage

Gold Fields implements a range of measures to prevent or contain AMD at its operations, and takes effective remedial action where incidents are identified. There were no material cases of AMD reported in fiscal 2014.

Nonetheless, South Deep has, in the context of broader historical legacy issues in the Gauteng area, taken a proactive approach to long-term AMD management through its comprehensive water management plan. This involves ongoing water monitoring, containment of any AMD generation on the old tailings facilities and water-treatment solutions that purify surplus fissure and process water to a potable standard. In fiscal 2015, additional technical studies have been planned to develop a solution for managing AMD generation in the underground workings at mine closure. Underground AMD generation is well managed during the operational phase by ongoing pumping to surface of the underground water.

Cerro Corona’s tailings and waste rock facilities were designed to avoid and mitigate the risks of AMD. In addition, the mines closure plan contains various strategies, which are updated at least every two years as new technical information becomes available.

Although Gold Fields has commissioned various technical studies to identify the steps required to prevent or mitigate the potentially material AMD impacts at its Cerro Corona and South Deep operations, none of these studies has allowed Gold Fields to generate a reliable estimate of the total potential impact on the Company.

Immaterial levels of AMD have been indentified at the Tarkwa, Damang and St. Ives mines.

Materials and waste management

The most significant output materials used by Gold Fields operations are tailings, waste rock, chemical waste and hydrocarbon waste, all of which are managed. Gold mining requires large volumes of blasting agents, including hydrochloric acid, lime, cyanide, cement and caustic soda (sodium hydroxide), all of which are used on an ongoing basis. Of these, cyanide represents the most potentially hazardous substance. All of Gold Fields’ operations are certified as compliant with the requirements of the International Cyanide Management Code. International Cyanide Management Code certification also extends to Gold Fields’ transport providers.

All of Gold Fields’ operations have life-of-mine tailings management plans. All tailings storage facilities and associated pipeline and pumping infrastructure are subject to ISO 14001 certification, external tailings audits, as well as regular inspection and formal annual reporting. Tailings storage facilities are also subject to inspection for technical integrity by independent experts at least once every three years, or more frequently where required by local circumstances or regulations.

A Group-wide tailings facility audit, which included all 15 operational and 10 dormant tailings storage facilities, was undertaken during the second half of fiscal 2014. Ordinarily, these audits are conducted on a three-yearly basis. However, mining companies globally increased their commitment to ensuring the safety of their tailings facilities following a major breach of Imperial Metals’ copper and gold tailings pond at Mount Polley in British Colombia in August 2014. Gold Fields, therefore, initiated its Group-wide audit earlier than usual. The audit, which was conducted by Golder Associates, reviewed all key aspects of tailings facility management, with a focus on stability, compliance and environmental management. All tailings storage facilities were found to be well-managed and are either already aligned with global leading practice, or have concrete plans in place for alignment. In general the Gold Fields tailings storage facilities are within the top quartile of industry leading practice in terms of design, operation, and management.

Specific measures to minimize the risks posed by tailings storage facilities to the environment include:

•	Pollution containment facilities to capture run-off water from tailings storage facility surfaces, together with solution trenches to capture shallow groundwater seepage;

•	Recycling systems to allow the reuse of tailings water in metallurgical processes;

•	Monitoring of groundwater plume quality and migration (where applicable) and implementing measures to contain the plume where pollution is detected; and

•	Planting vegetation, installing netting and applying chemical suppressants on exposed surfaces to control dust and erosion.

A proportion of tailings is also recycled as paste fill (in combination with cement) for use as backfill in underground operations. A group wide tailings facility audit, which included all 15 operational as well as 10 dormant TSF’s in the group was undertaken during the third quarter of fiscal 2014 and completed in the fourth quarter of fiscal 2014. The audit reviewed all key aspects of tailings facility management, with a focus on tailings storage facility stability, compliance and environmental management. The group tailings storage facility audit is usually undertaken every three years. However, the latest audit was initiated earlier than planned due to the major breach of Imperial Metals’ copper and gold tailings pond at Mount Polley in British Columbia in August 2014.

The event led to an increased commitment by mining companies to ensuring the integrity of their tailings facilities. The Group audit was conducted by Golder Associates. When measured against the primary benchmarks of the review, namely stability, freeboard and water management, all of the Group’s tailings storage facilities were found to be well managed and are either aligned with global leading practice, or have plans in place for such alignment. In general, the Gold Fields tailings facilities were found to be within the top quartile of industry leading practices in terms of design, operation and management.

More broadly, Gold Fields is taking proactive steps to anticipate constraints relating to the development of future tailings storage facilities and the replacement of existing ones. Production activities are dependent on a mine having sufficient tailings storage facility capacity. Securing new tailings storage facility capacity can involve lengthy permitting processes with local environmental agencies, and can also require negotiations with local communities.

Energy and carbon management

Total Group energy cost increased to U.S.$361 million in fiscal 2014 from U.S.$305 million in fiscal 2013, comprising 21% of Group operating costs in fiscal 2014 compared to 18% in fiscal 2013. This proportion is likely to rise in a global context of increasing energy demand and constraints on supply. As such, energy management remains a top priority, both in terms of controlling both costs and carbon emissions as well as in terms of ensuring security of supply.

Integrated Energy and Carbon Management Strategy

Gold Fields integrates energy and carbon management into all aspects of its business through its Integrated Energy and Carbon Management Strategy. This strategy seeks to ensure energy security; decrease carbon emissions; explore immediate and long-term energy efficiency opportunities; and investigate viable sources of alternative energy.

Gold Fields remains committed to renewable energy solutions at both its operations as well as at its new mine developments. In respect of the latter, the Group has set a target of an average of 20% renewable energy generation for all new mine developments.

Energy and carbon performance were integrated into the balanced scorecards of senior and line management in fiscal 2014, while energy security, including the evaluation of renewable energy, is included in the Group’s scorecard for fiscal 2015.

During fiscal 2014, each of Gold Fields’ regional operations was required to establish energy and carbon baselines; set targets for reducing energy consumption and carbon emissions until 2016 and develop strategies to achieve those targets; and integrate their key performance indicators based on energy and carbon performance into the balanced scorecards of management. In line with these requirements, new energy and carbon emission baselines were, as well as associated energy and carbon reduction targets (with defined strategies to achieve them), were finalized in fiscal 2014.

Regional energy security

Given the relatively energy-intensive nature of mining and processing, it is essential that each of Gold Fields’ mines benefits from a stable and affordable supply of power. This is explicitly recognized in Gold Fields’ Integrated Energy and Carbon Management Strategy. Energy security is a particular challenge in more remote locations, where operations compete with other commercial and domestic users for finite supplies or where the Group’s operations face increasing power costs. For example, it has been reported that Eskom intends to request permission to raise the power tariff in South Africa by 25%, instead of 12.69%, in order to make up a cashflow shortfall. NERSA has given permission for Eskom to raise rates further but it is unclear what the actual rate increase will be. See “Risk Factors—Power cost increases may adversely affect Gold Fields’ business, operating results and financial condition.”

Each of the Group’s regional operations has been tasked with submitting a five-year energy security plan during fiscal 2015. The potential for renewable energy generation at each operation will again be reviewed as part of these plans, as renewable energy is becoming more cost-effective and an increasingly competitive alternative to conventional power sources. The use of renewable energy is also considered to be a key aspect of reducing the Group’s carbon emissions.

Carbon emissions and climate change

Carbon emissions and climate change represent a material issue for Gold Fields. This is due to:

•	The long-term risks posed by climate change both to its own operations and to wider society;

•	Growing efforts to regulate carbon emissions in a range of jurisdictions; and

•	The taxes increasingly attached by governments to non-renewable energy consumption.

Historically, the Group’s South African operations accounted for the bulk of its carbon emissions. This was due to the Group’s previous ownership of the power-intensive, deep-level underground Beatrix and KDC mines, as well as Eskom’s reliance on carbon-intensive coal generation.

Following the Spin-off, as well as the acquisition of the Yilgarn South Assets, the Group has a lower, more balanced carbon profile. Gold Fields is undertaking a number of carbon and climate change management and reporting initiatives, in addition to its broader efforts to reduce its overall energy consumption and carbon emissions.

Carbon disclosure and renewable energy

Gold Fields responds on an annual basis to the international Carbon Disclosure Project’s, or CDP’s, climate change and water questionnaires. This information, along with that of other organizations, is aggregated to produce the Carbon Disclosure Leadership Index (CDLI)10 and Carbon Performance Leadership Index, or CPLI.

In fiscal 2014, Gold Fields achieved a disclosure score of 96% in the CDLI, placing it in the top rank of international carbon and climate change reporters. In addition, the company obtained a ‘B’ rating in the CPLI. The rating represents a decline from previous years, including an ‘A-’ rating in fiscal 2013. This performance appears to be due to:

•	The fiscal 2014 rebasing of energy and carbon management targets due to Group restructuring in fiscal 2013, as well as temporary delays to associated energy efficiency projects;

•	The loss of the Beatrix methane project and the biomass-to-energy project at KDC due to the Spin-off in fiscal 2013; and

•	The discontinuation of a planned 30MW biomass power plant project at Tarkwa for economic reasons.

Gold Fields is continuing to examine potential renewable energy opportunities, in light of:

•	Challenges posed by remote, off-grid growth projects, such as Salares Norte in Chile;

•	Improving renewable energy economics, which are being driven by technological advances, as well as growing economies of scale within the sector;

•	The ability of a diversified energy mix to enhance operational energy security;

•	The potential for offsetting future carbon taxes and/or generating carbon credits; and

•	The ability of renewable energy projects to offer positive legacies to local communities and create shared value.

Carbon taxes

Governments around the world are considering the benefits of increased carbon regulation and taxation, as demonstrated in Australia and South Africa. See “Risk Factors—Regulation of greenhouse gas emissions and climate change issues may materially adversely affect Gold Fields’ operations” and “Information on the Company—Environmental and Regulatory Matters” for more information.

Community and stakeholder engagement

Community and stakeholder engagement are among Gold Fields’ main strategic initiatives for fiscal 2014. For more information on these initiatives, see “Information on the Company—Strategy—Collaborative value creation at the national and community level”, “Information on the Company—Strategy—An integrated approach to growth—Earning and maintaining a social license to operate” and “Information on the Company—Strategy—Community Relations”.

Property

Gold Fields’ operations as of December 31, 2014 comprised the following:

Gold Fields’ operative mining areas as of December 31, 2014

Operation	Size (hectares)
South Africa
South Deep	4,268
Ghana
Tarkwa	20,825
Damang	8,111
Australia
St. Ives	112,810
Agnew/Lawlers	69,269
Granny Smith	64,267
Darlot	11,358
Peru
Cerro Corona	4,379

Gold Fields leases its corporate headquarters in Sandton. The MPRDA vests the right to prospect and mine in the Republic of South Africa with administration by the government of South Africa. During May 2010, the DMR approved the conversion of the South Deep old order mining rights into a new order mining right. Included in this approval was an additional portion of ground known as Uncle Harry’s, which is contiguous to South Deep. Gold Fields also owns most of the surface rights with respect to its South African mining properties. Where Gold Fields conducts surface operations on land the surface rights of which it does not own, it does so in accordance with applicable mining and property laws. In addition, Gold Fields owns prospecting and surface rights contiguous to its operations in South Africa. As required under the MPRDA, Gold Fields has registered its surface rights utilized for mining purposes. Gold Fields has received prospecting rights on properties which it has identified as being able to contribute, now or in the future, to its business and will apply to convert those prospecting rights to mining rights under the MPRDA, when appropriate. These rights, historically known as the Fochville East, Kalbasfontein, WA4 and Wildebeestkuil prospecting rights, are in the process of being consolidated and known as the South Deep Contiguous Areas. See “—Environmental and Regulatory Matters—South Africa—Mineral Rights”.

Gold Fields’ West Africa operations comprise two legally registered entities, namely Gold Fields Ghana and Abosso. Gold Fields Ghana obtained the mining rights for the Tarkwa property from the government of Ghana in 1993. In August 2000, with the consent of the government of Ghana, Gold Fields Ghana was assigned the mining rights for the northern portion of the Teberebie property. The Tarkwa rights expire in 2027, while the Teberebie rights expire in 2018. The Minerals Commission has approved Gold Fields Ghana’s application for an extension of the Teberebie rights to 2036, and has recommended that the Minister responsible for Natural Resources should grant the extension. Gold Fields Ghana has fully paid for the fees associated with the extension. Abosso holds the right to mine at the Damang property under a mining lease from the government of Ghana which expires in 2025. Gold Fields may exploit all surface and underground gold at all three sites until the rights expire, provided that Gold Fields pays the government of Ghana a quarterly royalty.

In Western Australia, land that is the subject of mining rights is leased from the state. West Australian mining leases have an initial term of 21 years with one automatic 21-year renewal period and thereafter an indefinite number of 21-year renewals with government approval. In relation to gold produced from the mining leases at St. Ives, Agnew, Granny Smith and Darlot, Gold Fields pays an annual royalty to the state of 2.5% of revenue.

In Peru, exploration and extraction activities can only be performed in duly authorized areas. Authorization is granted by the Peruvian government when a mining concession is issued. Mining concessions expire if the titleholder does not exploit the concessions for a period of 15 years, unless the titleholder demonstrates to the authorities that this was through no fault of its own, in which case the authorities may allow the titleholder to begin to exploit the concession within the next 5 years that follow. The titleholder must comply with specific obligations, such as paying annual fees of U.S.$3.00 per hectare, meeting minimum investment requirements, paying a monthly royalty according to the value of the produced concentrates and other requirements. The mining concessions owned by Cerro Corona cover an area of 4,379.3 hectares, while the surface rights cover 1,244 hectares. See “—Environmental and Regulatory Matters—Peru—Mining Concessions”.

The maps presented below show the location of Gold Fields’ operations.

South Africa Operation

West Africa Operations

Australia Operations

Americas Operation

Legal Proceedings and Investigations

Randgold and Exploration Summons

On August 21, 2008, GFO, formerly known as Western Areas Limited, or WAL, a subsidiary of Gold Fields, received a summons from Randgold and Exploration Company Limited, or R&E, and African Strategic Investment Holdings Limited. The summons claims that during the period that WAL was under the control of Brett Kebble, Roger Kebble and others, WAL assisted in the unlawful disposal of shares owned by R&E in Randgold Resources Limited, or Resources, and Afrikander Lease Limited, now known as Uranium One. The claims have been computed in various ways. The highest claims have been computed on the basis of the highest prices of Resources and Uranium One shares between the dates of the alleged thefts and March 2008 (between R11 billion and R12 billion, or approximately U.S.$1 billion). The quantifiable alternative claims have been computed on the basis of the actual amounts allegedly received by WAL to fund its operations (approximately R521 million, or U.S.$45 million).

The claims lie only against GFO, whose only interest is a 50% stake in the South Deep mine. This alleged liability is historic and relates to a period of time prior to the purchase of the company by the Group. GFO’s assessment remains that it has sustainable defenses to these claims and accordingly, GFO’s attorneys have been instructed to vigorously defend the claims. Accordingly, no adjustment for any effects on the Company that may result from the outcome of the summons, if any, has been made in the condensed consolidated financial statements.

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

These are applications in terms of which the court is asked to certify a class action to be instituted by the applicants on behalf of the classes of affected people. According to the applicants, these are the first and preliminary steps in a process, where if the court were to certify the class action, the applicants may, in a second stage, bring an action wherein they will attempt to hold Gold Fields and other mining companies liable for silicosis and/or tuberculosis and the resultant consequences. The applicants contemplate dealing in the second stage with what the applicants describe as common legal and factual issues regarding the claims arising for the whole of the classes. If the applicants are successful in the second stage, they envisage that individual members of the classes could later submit individual claims for damages against Gold Fields and the other mining companies. These applications do not identify the number of claims that could be instituted against Gold Fields and the other mining companies or the quantum of damages the applicants may seek.

Gold Fields has delivered notices of intention to oppose the applications and has instructed its attorneys to defend the claims.

The two class applications were consolidated into one application on October 17, 2013 and the parties agreed a court-sanctioned process for the delivery of answering and replying affidavits and for the consolidated application to be heard during the weeks of October 12 and 19, 2015. The consolidated application will be preceded by various legal technical applications and court processes.

In addition to the consolidated action, an individual action has been instituted against Gold Fields and one other mining group in terms of which the plaintiff claims R25.0 million (US$2.2 million) in damages (and interest on that amount at 15.5% from May 2013 to the date of payment and costs) arising from his alleged contraction of silicosis which he claims was caused by the defendants. Gold Fields has defended the action and has pleaded to the claim.

The ultimate outcome of these matters cannot presently be determined and, accordingly, no adjustment for any effects on the Company that may result from these actions, if any, has been made in the consolidated financial statements.

Occupational lung disease

Gold Fields, Anglo American South Africa, AngloGold Ashanti, Harmony Gold and Sibanye Gold announced in November 2014 that they had formed an industry working group to address issues relating to compensation and medical care for occupational lung disease in the gold mining industry. The companies have begun to engage all stakeholders on these matters, including government, organized labour, other mining companies and legal representatives of claimants who have filed legal suits against the companies. These legal proceedings are being defended.

Essentially, the companies are seeking a comprehensive solution which deals both with legacy compensation issues and future legal frameworks which are fair to employees, while also ensuring the future sustainability of companies in the industry.

Regulatory Investigations

Gold Fields was informed in September 2013 that it is the subject of a regulatory investigation in the United States by the SEC relating to the BEE transaction associated with the granting of the mining license for its South Deep operation. In South Africa, the Directorate for Priority Crime Investigation, or the Hawks, has informed the Company that it has started a preliminary investigation into the BEE transaction to determine whether or not to proceed to a formal investigation, following a complaint by the Democratic Alliance, a political party in South Africa. At this stage, it is not possible to determine what effect the ultimate outcome of these investigations, any regulatory findings and any related developments may have on the Company. Accordingly, no adjustment for any effects on the Company that may result from the outcome of this investigation, if any, has been made in the consolidated financial statements.

Ngadju Native Title Claim

Gold Fields’ subsidiary, St Ives Gold Mining Company Pty Ltd, or St. Ives Global, which owns the St Ives Gold Mine in Western Australia, had been joined as a respondent, alongside the State of Western Australia, or the State, and another mining company, in proceedings commenced in the Federal Court of Australia by the Ngadju People, seeking determination of its claim for native title over a parcel of land in the Goldfields region of Western Australia.

“Native title” refers to the rights and interests held by Aboriginal people in Australia under traditional laws and customs, in relation to land and water to which those Aboriginal people have a connection, that are recognised under the common law of Australia.

In the course of these proceedings, the Ngadju People alleged that a number of mining tenements held by St. Ives (being tenements that were originally granted to WMC Resources by the State under the terms of a State Agreement, and subsequently acquired in 2001 by St. Ives) are invalid to the extent that they affect the Ngadju People’s native title rights. The process for obtaining the re-grant of those tenements (in 2014) under the provisions of the Mining Act 1978 (WA) was carefully considered and followed by Gold Fields at the time, acting in conjunction with the State.

In a decision handed down by a single judge of the Federal Court of Australia on July 3, 2014, the court accepted the submissions of the Ngadju People that the re-grant of these tenements by the State was not compliant with the correct processes in the Native Title Act 1993 (Cth), and as such, the re-granted tenements are invalid to the extent that they affect native title. This means that to the extent that there is inconsistency between the rights of St. Ives as tenement holder and the Ngadju People’s native title rights (such as the right to conduct ceremonies or to hunt), the rights of the Ngadju People will prevail. This decision was confirmed by a Determination of native title made by the Federal Court in November 2014.

The practical effect of such a finding has never been tested under Australian law. However, it may mean the Ngadju People could seek to prevent the further exercise of rights by St. Ives on the tenements in a manner that is inconsistent with the free exercise of their native title rights and/or seek damages for historical interference with their native title rights. The fact that the Ngadju People have only non-exclusive native title rights (and not the higher category of exclusive possession rights) may reduce the extent to which the two sets of rights are found to be inconsistent.

Importantly, the decision does not affect the grant of mining tenure to St. Ives under the Mining Act 1978 (WA). St. Ives still validly holds all of the tenements which underpin its mining operations at St. Ives, and as these proceedings are not an action against St. Ives for failure to take certain steps, the court has no ability to impose any sort of penalty against St. Ives.

Gold Fields remains strongly of the view that it has at all times complied with its obligations under the Native Title Act 1993 (Cth) in respect of its dealings with these tenements. Gold Fields, together with another major resources company, filed an appeal in respect of aspects of the Federal Court’s decision. The appeal (before the Full Court of the Federal Court of Australia (three Judges)) has been listed to take place in May 2015. Gold Fields retains the ability to seek leave to further appeal to the High Court of Australia, if necessary. Gold Fields will also take all steps necessary to ensure that the St. Ives operations are unaffected whilst this matter is resolved through the relevant court processes.

Accordingly, no adjustment for any effects on the Company that may result from the proceedings, if any, has been made in the consolidated financial statements.

South Deep tax dispute

During the fiscal quarter ended September 2014, the South African Revenue Service, or SARS, issued a Finalization of Audit Letter, or the Audit Letter, stating that SARS had restated a capital allowance balance attributable to GFIJVH in respect of its joint ownership and operation of the South Deep mine, as reflected on its tax return for the year ended December 31, 2011, from U.S.$1,108.8 million to nil, which represents an additional capital allowance claimed by GFIJVH pursuant to section 36(11)(c) of the South African Income Tax Act. This allowance only applies to unredeemed capital expenditure, and provides an incentive for new mining development by allowing a 12% capital allowance over and above actual capital expenditure incurred on developing a deep level gold mine, as well as a further annual 12% allowance on the mine’s unredeemed capital expenditure balance brought forward, until the year that the mine starts earning mining taxable income (i.e., when all tax losses and unredeemed capital expenditure have been fully utilized).

In order to qualify for the additional capital allowance, South Deep must qualify as a “post-1990 gold mine,” which is defined in the South African Income Tax Act as “a gold mine which, in the opinion of the Director-General: Mineral and Energy Affairs, is an independent workable proposition and in respect of which a mining authorization for gold mining was issued for the first time after 14 March 1990”. During 1999, the Director General: Minerals and Energy Affairs, or DME, and SARS confirmed, in writing, that GFIJVH is a “post-1990 gold mine” as defined, and therefore qualified for the additional capital allowance. GFIJVH subsequently filed its tax returns on this basis, as confirmed by the DME and SARS. However, in the Audit Letter, SARS stated that both the DME and SARS had erred in issuing their previous confirmations, and that GFIJVH does not qualify as a “post-1990 gold mine” and therefore does not qualify for the additional capital allowance.

The Group has taken legal advice on the matter and believes that SARS should not be allowed to disallow the additional capital allowance. GFIJVH has in the meantime not only formally lodged an objection to the SARS’ disallowance, but also filed an application in the High Court and will vigorously defend its position.

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

“All-in sustaining costs” means operating costs excluding amortization and depreciation, plus all costs not included therein relating to sustaining current production including sustaining capital expenditure.

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

“Comminution” means the breaking, crushing or grinding of ore by mechanical means.

“Cut-off grade” means the grade which distinguishes the material within the ore body that is to be extracted and treated from the remainder.

“Decline” or “incline” means a sloping underground opening for machine access from the surface to an underground mine or from level to level in a mine. Declines and inclines are often driven in a spiral to access different elevations in the mine.

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

“EBITDA” means operating profit before interest, royalties, taxes, depreciation and amortization.

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

“Free cash flow margin, or FCF Margin” means revenue less cash outflow divided by revenue expressed as a percentage. It is calculated as follows:

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

“Milling”, or “mill” means the comminution of the ore, although the term has come to cover the broad range of machinery inside the treatment plant where the gold is separated from the ore.

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

“mSV” means a unit measurement of ionizing radiation dose, used to measure the health effect of low levels of ionizing radiation on the human body.

“Net debt” means total borrowing less cash and cash equivalents, both as calculated in accordance with IFRS.

“Net smelter return”, or “NSR” means the volume of refined gold sold during the relevant period multiplied by the average spot gold price and the average exchange rate for the period, less refining, transport and insurance costs.

“Normalized earnings" means net earnings, excluding foreign exchange gains and losses, financial instruments gains and losses and non-recurring items, net of tax, all as calculated in accordance with IFRS.

“Open pit” means mining in which the ore is extracted from a pit. The geometry of the pit may vary with the characteristics of the ore body.

“Operating costs excluding amortization and depreciation” means Gold Fields’ operating costs excluding amortization and depreciation, as calculated in accordance with IFRS (as included in the geographical and segment information included in Note 26 to the consolidated financial statements).

“Ore” means a mixture of material containing minerals from which at least one of the minerals can be mined and processed at an economic profit.

“Ore body” means a well defined mass of material of sufficient mineral content to make extraction economically viable.

“Ore grade” means the average amount of gold contained in a tonne of gold-bearing ore expressed in grams per tonne.

“Ore reserves”, or “reserves” means that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

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

“Tailings dam” means dams or dumps created from tailings or slimes.

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

On the Spin-off date, Gold Fields completed the Spin-off. See “—The Spin-off” below.

Prior to the Spin-off, approximately half of Gold Fields’ operations, based on gold production, were located in South Africa. Following the Spin-off, in fiscal 2014, the South African, West African, Australasian and American operations produced 9%, 32%, 45% and 14% of its total gold production, respectively.

Gold Fields’ remaining South African operation is South Deep. Gold Fields also owns the St. Ives, Agnew/Lawlers, Granny Smith and Darlot gold mining operations in Australia and has a 90.0% interest in each of the Tarkwa gold mine and the Damang gold mine in Ghana. Gold Fields also owns a 99.5% interest in the Cerro Corona mine in Peru. On October 1, 2013, Gold Fields acquired the Yilgarn South Assets from Barrick Gold Corporation, or Barrick. See “Information on the Company—Gold Fields’ Mining Operations—Australasia Operations”. In addition, Gold Fields has gold and other precious metal exploration activities and interests in Africa, Eurasia, Australasia and the Americas.

As of December 31, 2014, Gold Fields reported attributable proven and probable gold and copper reserves of approximately 48.1 million ounces of gold and 620 million pounds of copper, as compared to the 48.6 million ounces of gold and 708 million pounds of copper, reported as of December 31, 2013.

Total gold production was 2.294 million ounces of gold equivalents in fiscal 2014, 2.219 million ounces of which were attributable to Gold Fields with the remainder attributable to non-controlling shareholders in Gold Fields Ghana, Abosso and La Cima, relating to the Tarkwa, Damang and Cerro Corona mining operations, respectively. Total gold production was 2.104 million ounces in fiscal 2013, 2.022 million ounces of which were attributable to Gold Fields with the remainder attributable to non-controlling shareholders in Gold Fields Ghana, Abosso and La Cima.

In fiscal 2014, production from the South African operation decreased 34% mainly due to Section 54 work stoppage orders related to three fatalities which occurred in May and July 2014, as well as self-imposed safety stoppages to remediate ground support in the main mining areas across the mine.

Production at the international operations increased by 16%. In the West African region, Tarkwa’s production decreased by 12% due to cessation of crushing operations at the heap leach facilities. Damang’s production was 16% higher due to higher head grade mined and higher mill throughput. In Australasia, St. Ives’ production decreased by 10% mainly due to the closure of Argo and lower underground head grade. At Agnew/Lawlers, production was 26% higher due to the inclusion of Lawlers for the full year in 2014 as opposed to only one quarter in 2013. At Granny Smith, production increased by 425% in 2014 and, at Darlot, production increased by 300% in 2014, both, Granny Smith and Darlot, due to being included for the full year in 2014 as opposed to only one quarter in 2013. In Peru, Cerro Corona’s production increased 3% mainly due to an increase in ore processed and higher copper grades.

Disposal of Chucapaca

On August 19, 2014, Gold Fields sold its 51% stake in Canteras del Hallazgo S.A.C (CDH), the company that manages the Chucapaca exploration project in southern Peru, to Compañía de Minas Buenaventura S.A.A. (Buenaventura). Buenaventura is Peru’s largest publicly traded, precious metals mining company and previously owned 49% in CDH. The consideration received was US$81.0 million in cash and a 1.5% net smelter royalty on future sales of gold, copper and silver produced in the current Chucapaca concession. No value was attributed to the 1.5% net smelter royalty in calculating the sales price due to the uncertainty associated with realizing any future royalties given that the Chucapaca project is still in the exploration phase. This sale resulted in a profit of US$72.8 million being recognized in profit on disposal of investments and subsidiaries on the consolidated statement of operations.

Disposal of Yanfolila

On July 2, 2014, Gold Fields sold its 85% interest in the Yanfolila exploration project in Mali to London-listed Hummingbird for US$21.1 million in the form of 21,258,503 Hummingbird shares (representing a 25.1% holding), resulting in Hummingbird being accounted for as an equity accounted investee. This sale resulted in a profit of US$5.1 million being recognized in profit on disposal of investments and subsidiaries on the consolidated statement of operations.

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

The Spin-off

On the Spin-off date, being February 18, 2013, Gold Fields completed the Spin-off. The Spin-off was achieved by way of Gold Fields making a distribution on a pro rata basis of one Sibanye Gold ordinary share for every one Gold Fields share (whether held in the form of shares, ADRs or international depositary receipts) to Gold Fields shareholders, registered as such in Gold Fields’ register at close of business on February 15, 2013 in terms of section 46 of the South African Companies Act and section 46 of the South African Income Tax Act. The Board of Gold Fields passed the resolution necessary to implement the Spin-off on December 12, 2012. Sibanye Gold shares listed on the JSE and on the NYSE on February 11, 2013.

Prior to the Spin-off, Gold Fields provided purchasing, corporate communications, human resources and benefits management, treasury and finance, investor relations, internal audit, legal and tax advice, compliance regarding internal controls and information technology functions to Sibanye Gold.

Following the Spin-off, Gold Fields continued to provide some of these services to Sibanye Gold and Sibanye Gold continued to provide some services to Gold Fields on a transitional basis for a period of up to one year, which ended in February 2014, pursuant to the Transitional Services Agreement.

The financial results of Sibanye Gold, which include the KDC and Beatrix mines, were presented as discontinued operations in the consolidated financial statements for fiscal years 2013 and 2012. The discussion of financial results of Gold Fields in this Operating and Financial Review and Prospects relates to continuing operations only unless otherwise stated.

Revenues

Substantially all of Gold Fields’ revenues are derived from the sale of gold and copper. As a result, Gold Fields’ revenues are directly related to the prices of gold and copper. Historically, the prices of gold and copper have fluctuated widely. The gold and copper prices are affected by numerous factors over which Gold Fields does not have control. See “Risk Factors—Changes in the market price for gold, and to a lesser extent copper, which in the past have fluctuated widely, affect the profitability of Gold Fields’ operations and the cash flows generated by those operations.” The volatility of gold and copper prices is illustrated in the following tables, which show the annual high, low and average of the London afternoon fixing price of gold and the London Metal Exchange cash settlement price for copper in U.S. dollars for the past 12 calendar years and to date in calendar year 2015:

	Price per ounce(1)
Gold	High	Low	Average
	($/oz)
2003	416	320	363
2004	454	375	409
2005	537	411	445
2006	725	525	604
2007	834	607	687
2008	1,011	713	872
2009	1,213	810	972
2010	1,421	1,058	1,224
2011	1,895	1,319	1,571
2012	1,792	1,540	1,669
2013	1,694	1,192	1,409
2014	1,385	1,142	1,266
2015 (through April 7, 2015)	1,296	1,147	1,218

Source: I-Net

Note:

(1)	Rounded to the nearest U.S. dollar.

On April 7, 2015, the London afternoon fixing price of gold was U.S.$1,211 per ounce.

	Price per tonne(1)
Copper	High	Low	Average
	($/t)
2003	2,321	1,545	1,780
2004	3,287	2,337	2,867
2005	4,650	3,072	3,687
2006	8,788	4,537	6,728
2007	8,301	5,226	7,128
2008	8,985	2,770	6,952
2009	7,346	3,051	5,164
2010	9,740	6,091	7,539
2011	9,986	7,062	8,836
2012	8,658	7,252	7,951
2013	8,243	6,638	7,324
2014	7,440	6,306	6,861
2015 (through April 7, 2015)	6,309	5,391	5,827

Source: I-Net

Note:

(1)	Rounded to the nearest U.S. dollar.

On April 7, 2015, the LME cash settlement price for copper was U.S.$6,041 per tonne.

As a general rule, Gold Fields sells the gold it produces at market prices to obtain the maximum benefit from prevailing gold prices and does not enter into hedging arrangements such as forward sales or derivatives which establish a price in advance for the sale of its future gold production. Hedges can be undertaken in one or more of the following circumstances: to protect cash flows at times of significant capital expenditures; for specific debt servicing requirements; and to safeguard the viability of higher cost operations. At December 31, 2014, Gold Fields had no outstanding hedges. See “Quantitative and Qualitative Disclosures About Market Risk—Commodity Price Sensitivity”. Significant changes in the prices of gold and copper over a sustained period of time may lead Gold Fields to increase or decrease its production in the near-term, which could have a material impact on Gold Fields’ revenues.

Sales of copper concentrate are “provisionally priced”—that is, the selling price is subject to final adjustment at the end of a period normally ranging from 30 to 90 days after delivery to the customer, based on market prices at the relevant quotation points stipulated in the contract.

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

	Fiscal
Realized Gold Price(1)	2012		2013	2014
Average	1,669		1,409	1,266
High	1,792		1,694	1,385
Low	1,540		1,192	1,142
Gold Fields’ average realized gold price(2)	1,656	(3)	1,386	1,249

Notes:

(1)	Prices stated per ounce.
(2)	Gold Fields’ average realized gold price may differ from the average gold price due to the timing of its sales of gold within each year.
(3)	Restated following the Spin-off.

The following table sets out the average, the high and the low London Metal Exchange cash settlement price per tonne for copper and Gold Fields’ average U.S. dollar realized copper price for fiscal 2012, 2013 and 2014.

	Fiscal
Realized Copper Price(1)	2012	2013	2014
Average	7,951	7,324	6,861
High	8,658	8,243	7,440
Low	7,252	6,638	6,306
Gold Fields’ average realized copper price(2)	7,322	6,575	6,827

Notes:

(1)	Prices stated per ounce.
(2)	Gold Fields’ average realized copper price may differ from the average copper price due to the timing of its sales of copper within each year and is net of treatment and refining charges.

Production

Gold Fields’ revenues are primarily driven by its production levels and the price it realizes on the sale of gold. Production levels are affected by a number of factors. Total production at Gold Fields’ continuing operations increased from 2.10 million ounces in fiscal 2013 to 2.29 million ounces in fiscal 2014, having decreased from 2.12 million ounces in fiscal 2012 to 2.10 million ounces in fiscal 2013. The increase in production between fiscal 2013 and fiscal 2014 was mainly due to the inclusion of a full year’s production from the Yilgarn South Assets in 2014 compared with only one quarter in 2013.

Labor Impact

In recent years, Gold Fields has experienced greater union activity in some of the countries in which it operates, including the entry of rival unions, which has resulted in more frequent industrial disputes, including violent protests, intra-union violence and clashes with police authorities, and has impacted labor relations. In particular, in South Africa during the second half of fiscal 2012, a number of unions in the mining industry threatened to or went on strike for various reasons, including the renegotiation of wage agreements. These strikes impacted each of Gold Fields’ South African operations and caused work stoppages and significant production losses. In the third quarter of fiscal 2013, South Deep was affected by a three day wage related industrial action. The risk of widespread industrial action at South Deep is significantly diminished when compared with KDC and Beatrix (both spun-off as part of the Spin-off). South Deep has a relatively well educated labor force, which is highly skilled and receives remuneration packages that are competitive and highly incentivized. There is also no evidence to date that the Association of Mineworkers and Construction Union, which has been responsible for extensive strike action at South Africa’s gold and platinum mines, has established a material presence at the South Deep mine. The NUM is the dominant union, providing relatively stable relations.

Further, on April 3, 2013, employees at Gold Fields’ Ghanaian operations engaged in a work stoppage that led to a halt in production, which resulted in a loss of approximately 21,700 ounces. On April 8, 2013, the strike ended and production resumed after management and the GMWU reached a settlement regarding the process for resolving certain issues raised by union petitions. There were no work stoppages as a result of strikes during fiscal 2014. See “Risk Factors—Gold Fields’ operations and profits have been and may be adversely affected by union activity and new and existing labor laws”.

Health and Safety Impact

Gold Fields’ operations are also subject to various health and safety laws and regulations that impose various duties on Gold Fields’ mines while granting the authorities broad powers to, among other things, close or suspend operations at unsafe mines and order corrective action relating to health and safety matters. Additionally, it is Gold Fields’ policy to halt production at its operations when serious accidents occur in order to rectify dangerous situations and, if necessary, retrain workers. During fiscal 2014, Gold Fields operations suffered two safety related stoppages, one related to the fatalities in May and the second one related to a safety-related ground support remediation. During fiscal 2013, Gold Fields operations suffered two safety stoppages. In South Africa, Gold Fields has actively engaged with the DMR on the protocols applied to safety-related mine closures. Gold Fields conducted a tri-partite Health and Safety Summit in February 2012 along with government and labor organizations to promote health and safety in South Africa as part of a comprehensive effort to improve mine safety. See “Risk Factors—Gold Fields’ operations are subject to environmental and health and safety regulations, which could impose additional costs and compliance requirements and Gold Fields may face claims and liability for breaches, or alleged breaches, of such regulations and other applicable laws”.

Gold Fields expects that each of these factors will continue to impact production levels in the future.

Costs

Over the last three fiscal years, Gold Fields’ production costs consisted primarily of labor and contractor costs, power, water and consumable stores, which include explosives, timber, diesel fuel, other petroleum products and other consumables. Gold Fields expects that its total costs, particularly the input costs noted above, are likely to continue to increase in the near future driven by general economic trends, market dynamics and other regulatory changes.

In order to counter the effect of increasing costs in the mining industry, the Group rationalized and prioritized capital expenditure without undermining the sustainability of its operations and continued prioritization of cash generation over production volumes. The Group also undertook further reductions in labor costs. One of Gold Fields’ strategic priorities relates to the proactive management of costs with a view of achieving a 15% free cash flow margin at a U.S.$1,300 per ounce gold price.

In addition, in order to enable Gold Fields to increase its focus on providing shareholders with increased returns against the gold price, a portfolio review was concluded in fiscal 2013. It focused on cash flow growth (not just growth in ounces), and rigorous prioritization of capital expenditure and exploration spend based on expected risk-adjusted return on investment. The portfolio review resulted in, among other things, a reduction in unprofitable production at a number of mines including St. Ives, Damang and Tarkwa, as well as the planned or actual disposal of a number of the Group’s growth projects. See “Information on the Company—Planned Disposals”.

The discussions below concerns itself with continuing operations only.

The Gold Fields’ South African operation is labor intensive due to the use of deep level underground mining methods. As a result, over the last three fiscal years labor has represented on average approximately 41% of total production costs at the South African operation.

Negotiations with the South African mining unions in the year ended December 31, 2011 resulted in above-inflation wage increases of between 8.0% and 10.0%, depending upon the category of employee. Such negotiations historically have occurred every two years. However, the labor unrest in 2012 resulted in South African mining industry participants undergoing negotiations with workers and labor unions outside this period. These ad-hoc negotiations resulted in a settlement proposal made by a number of gold mining companies in South Africa, including Gold Fields. Through the Chamber of Mines, Gold Fields agreed with the trade unions to an earlier implementation of a number of provisions of the wage agreement reached in 2011 that were agreed to by all parties, culminating in an adjustment to wages in the relevant bargaining units of around 2.5% per annum, relating to changes to job grades and entry-level wages. In addition, gold mining companies, trade unions and government set up a working group for a wide-ranging review of working practices, productivity improvements and socio-economic conditions in the gold mining industry, which fed into the 2013 round of wage negotiations. See “Directors, Senior Management and Employees—Employees—Labor Relations—Wage Agreements—2011-2013 Agreement.” Despite the fact that returning employees will receive the benefit of this settlement, Gold Fields’ employees may continue to take industrial action to protest and seek redress in connection with a variety of issues, including pay and working conditions.

At the wage talks with organized labor which commenced on March 19, 2015, Gold Fields offered an all-inclusive package which included a scarce skills allowance and a housing allowance. On April 10, 2015, the Group signed a three-year wage and other conditions of employment agreement with the NUM and UASA, the registered trade unions at South Deep. The agreement will result in average annual wage increases of 10% over the three-year period of the deal. The first increase took effect on April 1, 2015. See “Directors, Senior Management and Employees—Employees—Labor Relations—South Africa—Wage Agreements”.

At the South African operation, power and water made up on average approximately 10% of production costs over the last three fiscal years. In fiscal 2014, power and water costs made up 12% of the costs of production at the South African operation. Eskom applied to NERSA for a 16% average tariff increase on each of April 1, 2013, 2014, 2015, 2016 and 2017, and NERSA granted Eskom an average increase of 8% for each of the years. The actual legislated increase applicable to the South African mining industry effective April 1, 2014 was 8%. However, the increase on April 1, 2015 will be 12.69%, being 8% plus 4.69% due to the clawing back by Eskom of prudent costs from the “Regulatory Clearing Account” in respect of the three-year period from April 2010 to March 2013. It has also been reported that Eskom intends to request permission to raise the power tariff by 25%, instead of 12.69%, in order to make up a cash shortfall. NERSA has given permission for Eskom to raise rates further but it is unclear what the actual rate increase will be.

Both Gold Fields Ghana and Abosso concluded tariff negotiations for 2014 and 2015 with their respective power suppliers (the state electricity supplier, the VRA, supplies power to Gold Fields Ghana and the ECG provides power to Abosso). The ECG’s rate for the period January 1, 2012 to December 31, 2013 was US$0.1809/kWh. ECG’s tariffs from January 1, 2014 to December 31, 2014 were $0.216/kWh and from January 1, 2015 to December 31, 2015 is US$0.23/kWh. Gold Fields Ghana has agreed tariffs with VRA with a base tariff of US$0.1674/kWh with effect from January 1, 2015 using a tariff model which inputs actual variables (including the generation mix and input prices) of the previous quarter to determine the tariff for the current quarter. The average VRA tariff for 2014 was US$0.1560/kWh.

Although Gold Fields Ghana has concluded tariff negotiations with the VRA, there has been a delay in finalizing the draft PSPA with the VRA, mainly because of a delay in the implementation of the Energy Commission’s proposed WEM, which would impact provisions of the PSPA. The implementation of the WEM is presently on hold due to load shedding exercises being carried out in Ghana.

The VRA is now proposing an interim PSPA, subject to regulatory changes made by the Energy Commission when the WEM is fully rolled out. Gold Fields Ghana intends to discuss the interim PSPA with the VRA in April 2015.

In order to reduce their reliance on power supplied by VRA and ECG, Gold Fields Ghana and Abosso have entered into a ten year PPA with independent power producer Genser. Genser has agreed to commission a ‘clean coal’ power generation facility at Tarkwa. The delivery of power up to 7MW is expected to begin in April 2015 from an alternative Genser plant while the new facility is being completed. This power supply is expected to eventually replace all or a significant proportion of Tarkwa and Damang’s current supply from the VRA and ECG. Over the ten-year contract, the PPA could potentially save around 47% on the cost of power currently supplied by the VRA and ECG. The PPA will, however, increase the company’s carbon emissions, by replacing electricity currently generated mainly through hydropower with coal-generated electricity. See “Risk Factors—Power cost increases may adversely affect Gold Fields’ business, operating results and financial condition”.

Contractor costs represented on average 10% of production costs at Tarkwa over the last three fiscal years, and 9% of production costs during fiscal 2014. Over the last three fiscal years, contractor costs represented on average 14% of production costs at Damang with 16% in fiscal 2014. Direct labor costs represent on average a further 13% of production costs at Tarkwa over the last three fiscal years and 17% in fiscal 2014. Over the last three fiscal years, direct labor costs represented on average 14% at Damang and 20% in fiscal 2014.

At Cerro Corona, contractor cost represented on average 41% of production costs over the last three fiscal years and 37% of production costs during fiscal 2014. Direct labor costs represent on average a further 27% of production costs over the last three fiscal years and 26% in fiscal 2014.

At the Australasian operations, mining operations were conducted by outside contractors. However, at Agnew, owner mining at the underground operations commenced in May 2010, while development is still conducted by outside contractors. At St. Ives, owner mining commenced in July 2011 at the underground operations and in July 2012 at the surface operations, but development is still conducted by contractors. Over the last three fiscal years, total contractor costs represented on average 34% at St. Ives and 36% at Agnew of production costs and direct labor costs represented on average a further 21% at St. Ives and 22% at Agnew of production costs. In fiscal 2014, contractors and direct labor cost represented 32% and 23% at St. Ives and 41% and 22% at Agnew/Lawlers, respectively. At the Yilgarn South Assets, mining operations and development are conducted through owner mining. Over the last two fiscal years, contractors and direct labor cost represented, on average, 25% and 34% at Granny Smith and 18% and 42% at Darlot. In fiscal 2014, contractors and direct labor cost represented 24% and 34% at Granny Smith and 18% and 42% at Darlot, respectively.

Gold Fields’ operations in Ghana consume large quantities of diesel fuel for the running of their mining fleet. The cost of diesel fuel is directly related to the oil price and any movement in the oil price will have an impact on the cost of diesel fuel and therefore the cost of running the mining fleet. Over the last three fiscal years, fuel costs have represented approximately 15% of production costs at the Ghana operations. Fuel use is proportionately higher at the Ghana operations than at other operations because open pit mining in general requires more fuel usage than underground mining and because of the configuration of the Ghana operations, including the scale of certain of the pits and the distances between the pits and the plants.

The remainder of Gold Fields’ total costs consists primarily of amortization and depreciation, exploration costs and selling, administration and general and corporate charges.

All-in Sustaining and All-in Cost

The World Gold Council has worked closely with its member companies to develop definitions for “all-in sustaining costs” and “all-in costs”. The World Gold Council is not a regulatory industry organization and does not have the authority to develop accounting standards or disclosure requirements. Gold Fields ceased being a member of the World Gold Council in fiscal 2014. “All-in sustaining costs” and “All-in costs” are non-GAAP measures. These non-GAAP measures are intended to provide further transparency into the costs associated with producing and selling an ounce of gold. The new standard was released by the World Gold Council on June 27, 2013. It is expected that these new metrics will be helpful to investors, governments, local communities and other stakeholders in understanding the economics of gold mining. The “all-in sustaining costs” incorporates costs related to sustaining current production. The “all-in costs” include additional costs which relate to the growth of the Group. All-in sustaining costs, as defined by the World Gold Council, are operating costs excluding amortization and depreciation as calculated in accordance with IFRS (as included in the geographical and segment information included in Note 26 to the consolidated financial statements), plus all costs not included therein relating to sustaining current production including sustaining capital expenditure. The value of by-product revenues such as silver and copper is deducted from operating costs excluding amortization and depreciation costs as it effectively reduces the cost of gold production. All-in costs starts with all-in sustaining costs and adds additional costs which relate to the growth of the Group, including non-sustaining capital expenditure and exploration, evaluation and feasibility costs not associated with current operations.

Gold Fields voluntarily adopted and implemented these metrics as from the second quarter of fiscal 2013. All-in sustaining costs (AISC) and all-in cost (AIC) are reported on a per ounce of gold basis, net of by-product revenues (as per the World Gold Council definition) as well as on a per ounce of gold equivalent basis, gross of by-product revenues.

As from fiscal 2014, Gold Fields exclusively reports its costs in accordance with the new World Gold Council definition for AISC and AIC and no longer reports total cash cost and notional cash expenditure.

An investor should not consider AISC and AIC or operating costs excluding amortization and depreciation in isolation or as alternatives to production costs, cash flows from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. AISC and AIC as presented in this annual report may not be comparable to other similarly titled measures of performance of other companies.

The Company prepares its financial records in accordance with IFRS and such IFRS information for the Group and by segment is what the Company’s chief operating decision maker reviews in allocating resources and making investment decisions. Therefore, the calculation of AISC and AIC that follows uses IFRS information (operating costs excluding amortization and depreciation) as a starting point which agrees to the geographical and segment information included in Note 26 to the consolidated financial statements.

The following tables set out a reconciliation of Gold Fields’ operating costs excluding amortization and depreciation, as calculated in accordance with IFRS, to its AISC and AIC net of by-product revenues per ounce of gold sold for fiscal 2014, 2013 and 2012. The following tables also set out AISC and AIC gross of by-product revenue on a gold equivalent ounce basis for fiscal 2014, 2013 and 2012.

	AISC and AIC, net of by-product revenue per ounce of gold
	For the year ended December 31, 2014
	South Deep	Tarkwa	Damang	St. Ives	Agnew/ Lawlers	Darlot	Granny Smith	Cerro Corona	Corporate Group(1)
	(in $ million except as otherwise stated)
Operating costs (excluding amortization and depreciation)	245.5	373.9	177.6	292.3	173.0	81.9	182.6	158.2	—	1,684.9
Add:
Gold inventory change	—	(2.3)	2.1	(9.9)	(0.3)	1.7	—	1.5	—	(7.2)
Royalties	1.3	35.3	11.2	11.6	8.3	2.7	10.0	5.8	—	86.1
Realized gains and losses on commodity cost hedges	—	—	—	0.1	(0.1)	—	0.3	—	—	0.3
Community/social responsibility costs	3.9	1.2	0.2	—	—	—	—	7.0	—	12.3
Non-cash remuneration (share-based payments)	2.8	4.2	0.6	2.7	1.3	0.5	1.0	2.6	10.2	26.0
Cash remuneration (long-term employee benefits)	0.6	1.5	0.2	1.2	0.7	0.4	0.7	1.2	2.1	8.7
Other	—	—	—	—	—	—	—	—	10.6	10.6
By-product revenue(2)	(0.5)	(0.5)	(0.1)	(0.5)	(0.3)	(0.3)	(0.1)	(182.1)	—	(184.5)
Rehabilitation amortization and interest	1.8	9.0	1.1	6.1	2.0	0.5	1.7	3.3	—	25.5
Sustaining capital expenditure(3)	54.9	174.1	16.0	117.5	83.4	14.7	58.9	51.0	—	570.4

All-in sustaining costs(1)	310.3	596.5	208.9	421.0	267.9	102.2	255.1	48.5	22.9	2,232.9
Exploration, feasibility and evaluation costs(4)	—	—	—	—	—	—	—	—	34.6	34.6
Non-sustaining capital expenditure(3)	37.0	—	—	—	—	—	—	—	1.5	38.5

All-in costs(1)	347.2	596.5	208.9	421.0	267.9	102.2	255.1	48.5	59.0	2,306.0

Gold only ounces sold (‘000oz)	200.5	558.3	177.8	361.7	270.7	83.6	315.2	153.6	—	2,121.4
All-in sustaining cost	310.3	596.5	208.9	421.0	267.9	102.2	255.1	48.5	22.9	2,232.9
All-in sustaining cost net of by-product revenue per ounce of gold sold ($/oz)	1,548	1,068	1,175	1,164	990	1,222	809	316	—	1,053

All-in costs	347.2	596.5	208.9	421.0	267.9	102.2	255.1	48.5	59.0	2,306.0
All-in costs net of by-product revenue per ounce of gold sold ($)	1,732	1,068	1,175	1,164	990	1,222	809	316	—	1,087

	AISC and AIC, gross of by-product revenue per ounce of gold
	For the year ended December 31, 2014
	South Deep	Tarkwa	Damang	St. Ives	Agnew/ Lawlers	Darlot	Granny Smith	Cerro Corona	Corporate	Group(1)
	(in $ million except as otherwise stated)
All in sustaining costs (per table above)	310.3	596.5	208.9	421.0	267.9	102.2	255.1	48.5	22.9	2,232.9
add back by-product revenue(2)	0.5	0.5	0.1	0.5	0.3	0.3	0.1	182.1	—	184.5

All-in sustaining costs gross of by-product revenue	310.8	597.0	209.0	421.5	268.3	102.5	255.2	230.6	22.9	2,417.4

All-in costs (per table above)	347.2	596.5	208.9	421.0	267.9	102.2	255.1	48.5	59.0	2,306.0
add back by-product revenue(2)	0.5	0.5	0.1	0.5	0.3	0.3	0.1	182.1	—	184.5

All-in costs gross of by-product revenue	347.7	597.0	209.0	421.5	268.3	102.5	255.2	230.6	59.0	2,490.5

Gold equivalent ounces sold	200.5	558.3	177.8	361.7	270.7	83.6	315.2	328.6	—	2,296.2
All-in sustaining costs gross of by-product revenue ($/equivalent oz)	1,550	1,069	1,175	1,165	991	1,225	810	702	—	1,053

All-in costs gross of by-product revenue ($/equivalent oz)	1,734	1,069	1,175	1,165	991	1,225	810	702	—	1,086

Notes:

(1)	This total may not reflect the sum of the line items due to rounding.
(2)	By-product revenue at Cerro Corona relates to copper. For all the other operations, by-product revenue relates to silver.
(3)	Sustaining capital expenditure represents the majority of capital expenditures at existing operations, including underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures at existing operations and is calculated as total capital expenditure for IFRS as per Note 26 to the consolidated financial statements, less non-sustaining capital expenditures. Non-sustaining capital expenditures represent capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations.
(4)	Includes exploration, feasibility and evaluation and share of equity accounted losses of FSE per IFRS.

	AISC and AIC, net of by-product revenue per ounce of gold
	For the year ended December 31, 2013
	South Deep	Tarkwa	Damang	St. Ives	Agnew/ Lawlers	Darlot	Granny Smith	Cerro Corona	Corporate	Group(1)
	(in $ million except as otherwise stated)
Operating costs(excluding amortization and depreciation)	321.8	473.7	171.1	345.5	135.0	21.6	48.8	161.3	—	1,678.7
Add:
Gold inventory change	—	30.8	(11.1)	(8.8)	1.2	(1.3)	(3.7)	(18.8)	—	(11.8)
Inventory write-off	—	42.8	16.1	—	—	—	—	—	—	58.9
Royalties	2.1	44.7	10.8	13.9	7.6	0.6	2.1	8.9	—	90.5
Realized gains and losses on commodity cost hedges	—	—	—	(0.2)	—	—	—	—	—	(0.2)
Community/social responsibility costs	2.2	9.1	0.2	—	—	—	—	7.6	—	19.1
Non-cash remuneration (share-based payments)	4.4	5.4	1.3	3.8	1.6	—	0.1	3.7	20.1	40.5
By-product revenue(2)	(0.8)	(0.7)	(0.1)	(0.8)	(0.5)	—	—	(188.2)	—	(191.1)
Rehabilitation amortization and interest	0.4	3.4	0.2	4.6	0.8	—	0.2	1.7	—	11.3
Sustaining capital expenditure(3)	135.4	207.0	50.1	132.3	52.3	1.5	7.8	56.3	—	642.6

All-in sustaining costs(1)	465.6	816.1	238.6	490.3	198.0	22.3	55.2	32.4	20.1	2,338.6
Exploration, feasibility and evaluation costs(4)	—	—	—	—	—	—	—	—	122.4	122.4
Non sustaining capital expenditure(3)	67.0	—	—	—	—	—	—	—	22.7	89.7

All-in costs(1)	532.6	816.1	238.6	490.3	198.0	22.3	55.2	32.4	165.2	2,550.8

Gold only ounces sold (‘000oz)	302.1	632.2	153.1	402.7	215.6	19.7	62.2	157.3	—	1,944.9
All-in sustaining cost	465.6	816.1	238.6	490.3	198.0	22.3	55.2	32.4	20.1	2,338.6
All-in sustaining cost net of by-product revenue per ounce of gold sold ($/oz)	1,541	1,291	1,558	1,218	919	1,132	888	206	—	1,202

All-in costs	532.6	816.1	238.6	490.3	198.0	22.3	55.2	32.4	165.2	2,550.8
All-in costs net of by-product revenue per ounce of gold sold ($)	1,763	1,291	1,558	1,218	919	1,132	888	206	—	1,312

	AISC and AIC, gross of by-product revenue per ounce of gold
	For the year ended December 31, 2013
	South Deep	Tarkwa	Damang	St. Ives	Agnew/ Lawlers	Darlot	Granny Smith	Cerro Corona	Corporate	Group(1)
	(in $ million except as otherwise stated)
All in sustaining costs (per table above)	465.6	816.1	238.6	490.3	198.0	22.3	55.2	32.4	20.1	2,338.6
add back by-product revenue(2)	0.8	0.7	0.1	0.8	0.5	—	—	188.2	—	191.1

All-in sustaining costs gross of by-product revenue	466.4	816.8	238.7	491.1	198.5	22.3	55.2	220.6	20.1	2,529.7

All-in costs (per table above)	532.6	816.1	238.6	490.3	198.0	22.3	55.2	32.4	165.2	2,550.8
add back by-product revenue(2)	0.8	0.7	0.1	0.8	0.5	—	—	188.2	—	191.1

All-in costs gross of by-product revenue	533.4	816.8	238.7	491.1	198.5	22.3	55.2	220.6	165.2	2,741.9

Gold equivalent ounces sold	302.1	632.2	153.1	402.7	215.6	19.7	62.2	309.4	—	2,097.1
All-in sustaining costs gross of by-product revenue ($/equivalent oz)	1,544	1,292	1,559	1,220	921	1,132	888	713	—	1,206

All-in costs gross of by-product revenue ($/equivalent oz)	1,766	1,292	1,559	1,220	921	1,132	888	713	—	1,307

Notes:

(1)	This total may not reflect the sum of the line items due to rounding.
(2)	By-product revenue at Cerro Corona relates to copper. For all the other operations, by-product revenue relates to silver.
(3)	Sustaining capital expenditure represents the majority of capital expenditures at existing operations, including underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures at existing operations and is calculated as total capital expenditure for IFRS as per Note 26 to the consolidated financial statements, less non-sustaining capital expenditures. Non-sustaining capital expenditures represent capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations
(4)	Includes exploration, feasibility and evaluation, share of equity accounted losses of FSE and only 51% of capital expenditure in Chucapaca, being the Group’s share of the project per IFRS.

	AISC and AIC, net of by-product revenue per ounce of gold
	For the year ended December 31, 2012
	South Deep	Tarkwa	Damang	St. Ives	Agnew	Cerro Corona	Corporate	Group(1)
	(in $ million except as otherwise stated)
Operating costs(excluding amortization and depreciation)	302.9	494.4	179.1	378.0	148.1	171.4	—	1,673.9
Add:
Gold inventory change	—	(24.8)	(3.6)	14.7	2.7	(11.0)	—	(22.0)
Inventory write-off	—	—	—	19.2	—	—	—	19.2
Royalties	2.3	59.9	13.9	18.7	7.3	14.7	—	116.8
Realized gains and losses on commodity cost hedges	—	—	—	(0.4)	—	—	—	(0.4)
Community/social responsibility costs	0.9	4.4	0.8	—	—	9.4	—	15.5
Non-cash remuneration (share-based payments)	4.4	5.5	1.8	3.4	1.6	5.2	23.5	45.5
By-product revenue(2)	(1.0)	—	(0.1)	(1.4)	(1.0)	(272.7)	—	(276.3)
Rehabilitation amortization and interest	0.4	3.7	0.1	6.3	0.5	1.8	—	12.8
Sustaining capital expenditure(3)	158.7	259.9	92.1	308.4	62.3	95.4	—	976.7

All-in sustaining costs(1)	468.5	803.0	284.1	746.9	221.5	14.2	23.5	2,561.6

Exploration, feasibility and evaluation costs(4)	—	—	—	—	—	—	204.0	204.0
Non sustaining capital expenditure(3)	155.8	—	7.6	—	—	—	76.0	239.4

All-in costs(1)	624.2	803.0	291.7	746.9	221.5	14.2	303.5	3,005.2

Gold only ounces sold (‘000oz)	270.4	718.8	166.4	449.8	176.6	173.4	—	1,955.5
All-in sustaining cost	468.5	803.0	284.1	746.9	221.5	14.2	23.5	2,561.6

All-in sustaining cost net of by-product revenue per ounce of gold sold ($/oz)	1,732	1,117	1,707	1,659	1,253	82	—	1,310

All-in costs	624.2	803.0	291.7	746.9	221.5	14.2	303.5	3,005.2

All-in costs net of by-product revenue per ounce of gold sold ($)	2,308	1,117	1,753	1,659	1,253	82	—	1,537

	AISC and AIC, gross of by-product revenue per equivalent ounce of gold
	For the year ended December 31, 2012
	South Deep	Tarkwa	Damang	St. Ives	Agnew	Cerro Corona	Corporate	Group(1)
	(in $ million except as otherwise stated)
All in sustaining costs (per table above)	468.5	803.0	284.1	746.9	221.5	14.2	23.5	2,561.6
add back by-product revenue(2)	1.0	—	0.1	1.4	1.0	272.7	—	276.3

All-in sustaining costs gross of by-product revenue	469.5	803.0	284.2	748.3	222.5	286.9	23.5	2,837.9

All-in costs (per table above)	624.2	803.0	291.7	746.9	221.5	14.2	303.5	3,005.2
add back by-product revenue(2)	1.0	—	0.1	1.4	1.0	272.7	—	276.3
All-in costs gross of by-product revenue	625.2	803.0	291.8	748.3	222.5	286.9	303.5	3,281.5

Gold equivalent ounces sold	270.4	718.8	166.4	449.8	176.6	350.4	—	2,132.5
All-in sustaining costs gross of by-product revenue ($/equivalent oz)	1,736	1,117	1,707	1,664	1,260	819	—	1,331

All-in costs gross of by-product revenue ($/equivalent oz)	2,312	1,117	1,753	1,664	1,260	819	—	1,539

Notes:

(1)	This total may not reflect the sum of the line items due to rounding.
(2)	By-product revenue at Cerro Corona relates to copper. For all the other operations, by-product revenue relates to silver.
(3)	Sustaining capital expenditure represents the majority of capital expenditures at existing operations, including underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures at existing operations and is calculated as total capital expenditure for IFRS as per Note 26 to the consolidated financial statements, less non-sustaining capital expenditures. Non-sustaining capital expenditures represent capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations.
(4)	Includes exploration, feasibility and evaluation, share of equity accounted losses of FSE and only 51% of capital expenditure in Chucapaca, being the Group’s share of the project per IFRS.

AISC net of by-product revenues decreased from U.S.$1,202 per ounce of gold in fiscal 2013 to U.S.$1,053 per ounce of gold in fiscal 2014, mainly due to no inventory write-offs in 2014 and lower sustaining capital expenditure partially offset by the lower by-product revenue. AIC net of by-product revenues decreased from U.S.$1,312 per ounce of gold in fiscal 2013 to U.S.$1,087 per ounce of gold in fiscal 2014, due to the lower exploration, feasibility and evaluation costs and lower non-sustaining capital expenditure.

AISC gross of by-product revenues decreased from U.S.$1,206 per equivalent ounce of gold in fiscal 2013 to U.S.$1,053 per equivalent ounce of gold in fiscal 2014, mainly due to no inventory write-offs in 2014 and lower sustaining capital expenditure. AIC gross of by-product revenues decreased from U.S.$1,307 per equivalent ounce of gold in fiscal 2013 to U.S.$1,086 per equivalent ounce of gold in fiscal 2014, due to lower exploration, feasibility and evaluation costs and lower non-sustaining capital expenditure.

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

Where unrefined mineral resources (such as uranium) constitute less than 10% in value of the total composite mineral resources, the royalty rate in respect of refined mineral resources may be used for all gross sales and a separate calculation of EBIT for each class of mineral resources is not required. For Gold Fields, this means that currently it will pay a royalty based on the refined minerals royalty calculation as applied to its gross revenue. The rate of royalty tax payable for fiscal 2014 and fiscal 2013 was approximately 0.5% and 0.5% of revenue, respectively.

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

Peru

In 2011, the Peruvian Congress approved a new mining royalty law which established a mining royalty that owners of mining concessions must pay to the Peruvian government for the exploitation of metallic and non-metallic resources. The royalties are calculated with reference to the operating margin and ranging from 1% (for operating margins less than 10%) to 12% (for operating margins of more than 80%). Under the new regime, La Cima’s effective royalty rate for fiscal 2014 and 2013 was 1.5% and 2.3% of revenue, respectively.

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

Gold Fields Operations Limited or GFO, and GFI Joint Venture Holdings (Proprietary) Limited or GFIJVH, jointly own the South Deep Mine and constitute gold mining companies for South African taxation purposes. These companies are subject to the gold formula on their mining income.

The applicable formula takes the form Y	=	a – ab
x

Where:

Y	=	the tax rate to be determined

a	=	the marginal tax rate of 34%

b	=	the portion of tax-free revenue (currently the first 5%)

x	=	the ratio of taxable income to the total income (expressed as a percentage)

The effective mining tax rate for GFO and GFIJVH, owners of the South Deep mine, has been calculated at 30% (2013: 30%).

During the budget speech in February 2012, the Minister of Finance announced that STC will be abolished resulting in the abolishment of the STC inclusive gold mining formula. The result is that there is only one gold mining formula effective January 1, 2012.

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

In 2012, Ghana made the following changes to the tax system, which remain applicable to Tarkwa and Damang:

•	Increase in corporate income tax from 25% to 35%;

•

The capital allowance regime was amended to allow qualifying mining equipment to be eligible for capital allowances at a rate of 20% per annum (straight line). Previously, the capital allowances for mine development consisted of an initial allowance of 80% of the cost of assets added in that calendar year, the balance of the brought forward balance was depreciated at the rate of 50% per year on a declining balance basis, as well as a 5% investment allowance based on prior year additions;

•

Expenses exclusively incurred on one mining area would no longer be offset against profits from another mining area belonging to the same company in determining the chargeable income for income tax purposes. As the amending legislation did not define what constitutes mining areas further, the Ghanaian mining industry has engaged the regulators and lawmakers to seek more clarity as to how this should be interpreted. Discussions are ongoing;

•	Enactment of Transfer Pricing Regulations, effective September 14, 2012; and

•

The Ghanaian government also proposed a windfall profit tax of 10% on mining companies. In its 2013 budget speech, the government indicated that it would seek to re-introduce the windfall profit tax bill in parliament after completion of consultations with all stakeholders. In early 2014, however, the government indicated that the windfall profit tax had been postponed indefinitely.

In addition to the above, there have been incremental increases in rates of levies and other payments. These include:

•	Stool/land rents: amended to Ghanaian Cedi 15.0 or approximately U.S.$4.5 per acre (previously U.S.$15.2 per acre);

•	Special Petroleum Tax at 17.5%; and

•	Proposal to extend the special import levy of 1%-2% to 2017.

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

•

losses may be carried forward, and up to 50% of the tax loss may be set off against taxable income in a subsequent tax year. The balance of the assessed losses may be carried forward and applied on this basis until the balance is fully used up, with no time limit on the carry forward.

On October 4, 2007, La Cima and its parent company, Gold Fields Corona (BVI) Limited, or Gold Fields Corona, signed Investment Stability Agreements with the relevant governmental authorities in Peru. These agreements, among other things, guarantee the current income tax regime, including a 4.1% withholding tax rate on dividends of non-domiciled corporations and a 30% corporate income tax rate, for a period of 10 years.

Peru’s revised royalty regime introduced in 2011 requires all mining companies to pay royalties on the exploitation of metallic and non-metallic resources. The revised royalty regime distinguishes between a company with formal stability agreements and those without such agreements. The Investor Stability Agreements signed by Gold Fields Corona and La Cima do not constitute a tax stability agreement for purposes of the new fiscal scheme.

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

On December 31, 2014, tax law 30296 was approved for fiscal periods 2015 and beyond, impacting corporate income tax and withholding tax on dividends as shown below:

Year	Corporate income tax rate	Withholding tax rate on dividends
Up to 2014	30%	4.10%
2015 to 2016	28%	6.80%
2017 to 2018	27%	8.00%
From 2019	26%	9.30%

Since La Cima is currently protected under the Legal Stability Agreement, the established changes will affect La Cima and Gold Fields Corona starting in fiscal 2017.

For fiscal 2015 and 2016, corporate income tax and withholding tax on dividends will remain unchanged at 30% and 4.1% respectively.

Exchange Rates

Gold Fields’ Australian and South African revenues and costs are very sensitive to the Australian dollar/U.S. dollar exchange rate and the Rand/U.S. dollar exchange rate, because revenues are generated using a gold price denominated in U.S. dollars, while the costs of the Australian and South African operations are incurred principally in Australian dollars and Rand, respectively. Depreciation of the Australian dollar and Rand against the U.S. dollar reduces Gold Fields’ average costs when they are translated into U.S. dollars, thereby increasing the operating margin of the Australian and South African operations. Conversely, appreciation of the Australian dollar and Rand results in Australian and South African operating costs being translated into U.S. dollars at a lower Australian dollar/U.S. dollar exchange rate and Rand/U.S. dollar exchange rate, resulting in lower operating margins. The impact on profitability of any change in the value of the Australian dollar and Rand against the U.S. dollar can be substantial. Furthermore, the exchange rates obtained when converting U.S. dollars to Australian dollar and Rand are set by foreign exchange markets, over which Gold Fields has no control. For more information regarding fluctuations in the value of the Australian dollar and Rand against the U.S. dollar, see “Key Information—Exchange Rates.” In fiscal 2014, movements in the U.S. dollar/Rand exchange rate had a significant impact on Gold Fields’ results of operations as the Rand weakened 12.7% against the U.S. dollar, from an average of R9.60 per U.S.$1.00 in fiscal 2013 to R10.82 per U.S.$1.00 in fiscal 2014. The Australian dollar weakened 6.7% against the U.S. dollar, from an average of A$0.9684 per U.S.$1.00 in fiscal 2013 to $0.9034 per U.S.$1.00 in fiscal 2014.

With respect to its operations in Ghana and Peru, a substantial portion of Gold Fields’ operating costs (including wages) are either directly incurred in U.S. dollars or are translated to U.S. dollars. Accordingly, fluctuations in the Ghanaian Cedi and Peruvian Nuevos Soles do not materially impact operating results for the Ghana and Peru operations.

During fiscal 2014, Gold Fields had the following currency forward contract:

•

On October 1, 2014 South Deep entered into a US$/Rand zero-cost collar for U.S.$7.5 million per month for a period of six months starting October 2014. A floor of R11.2 and an average cap over the period of R12.0567 was achieved. As at December 31, 2014, the fair value of the collar was nil.

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

See “Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Sensitivity—Foreign Currency Hedging Experience”.

Inflation

A period of significant inflation could adversely affect Gold Fields’ results and financial condition. For example, in fiscal 2014, inflation in South Africa increased to 6.2% from 5.8% in fiscal 2013. Further, over the past several years, production costs, especially wages and electricity costs, have increased considerably. The effect of these increases has adversely affected, and may continue to adversely affect, the profitability of Gold Fields’ South Deep operations.

In fiscal 2014, the Group rationalized and prioritized capital expenditure without undermining the sustainability of its operations and continued prioritization of cash generation over production volumes. The Group undertook further reductions in labor costs through the implementation of a voluntary separation program at South Deep, retrenchments in Ghana following the closure of the heap leach facilities at Tarkwa and transition to a two shift system in Damang and rightsizing at the Australian operations following the Yilgarn South acquisition. In addition, the Group growth portfolio was further rationalized through the sale of Yanfolila and Chucapaca.

In fiscal 2013, the Group eliminated marginal mining by closing down unprofitable production, such as the heap leach operations at St. Ives and Tarkwa and low grade mining at Agnew. Additions to property, plant and equipment were rationalized and prioritized and, where appropriate, non-essential expenditure was deferred without compromising the future integrity of ore bodies and operations. In addition, Corporate, regional and operational structures were re-structured and right-sized to be fit-for-purpose and the GIP division was broken up.

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

Capital expenditure decreased by U.S.$63.2 million, or 11.6%, from U.S.$543.7 million in fiscal 2013 to U.S.$480.5 million in fiscal 2014. This decrease was due to rationalized and prioritized capital expenditure spending without undermining the sustainability of the operations.

The figures above represent U.S. GAAP capital expenditure. However, the Company prepares its financial records in accordance with IFRS and such IFRS information for the Group and by segment is what the Company’s chief operating decision maker reviews in allocating resources and making investment decisions. Therefore, the discussion that follows on capital expenditure focuses on such IFRS information which agrees to the geographical and segment information included in Note 26 to the consolidated financial statements.

On an IFRS basis, capital expenditure decreased by U.S.$130.3 million, or 17.6%, from U.S.$739.2 million in fiscal 2013 to U.S.$608.9 million in fiscal 2014. Set out below are the capital expenditures made by Gold Fields during fiscal 2014.

South African Operation

Gold Fields spent U.S.$92 million on capital expenditures at the South Deep operation in fiscal 2014 and expects to spend approximately U.S.$78 million on capital expenditures at South Deep in fiscal 2015.

Ghanaian Operations

Gold Fields spent U.S.$174 million on capital expenditures at the Tarkwa operation in fiscal 2014 and has budgeted U.S.$197 million for capital expenditures at Tarkwa for fiscal 2015.

Gold Fields spent U.S.$16 million on capital expenditures at the Damang mine in fiscal 2014 and has budgeted U.S.$19 million of capital expenditures at Damang for fiscal 2015.

Australian Operations

Gold Fields spent U.S.$118 million on capital expenditures at St. Ives in fiscal 2014 and has budgeted U.S.$139 million for capital expenditures at St. Ives in fiscal 2015.

Gold Fields spent U.S.$92 million on capital expenditures at Agnew/Lawlers in fiscal 2014 and has budgeted U.S.$74 million for capital expenditures at Agnew for fiscal 2015.

Gold Fields spent U.S.$15 million on capital expenditures at Darlot in fiscal 2014 and has budgeted U.S.$23 million for capital expenditures at Darlot for fiscal 2015.

Gold Fields spent U.S.$59 million on capital expenditures at Granny Smith in fiscal 2014 and has budgeted U.S.$85 million for capital expenditures at Granny Smith for fiscal 2015.

Peruvian Operations

Gold Fields spent U.S.$51 million on capital expenditures at Cerro Corona in fiscal 2014 and has budgeted U.S.$74 million for capital expenditures at Cerro Corona for fiscal 2015.

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

Critical Accounting Policies and Estimates

Gold Fields’ significant accounting policies are more fully described in note 2 to its consolidated financial statements included elsewhere in this annual report. Some of Gold Fields’ accounting policies require the application of significant judgments and estimates by management that can affect the amounts reported in the financial statements. By their nature, these judgments are subject to a degree of uncertainty and are based on Gold Fields’ historical experience, terms of existing contracts, management’s view on trends in the gold mining industry, information from outside sources and other assumptions that Gold Fields considers to be reasonable under the circumstances. Actual results could differ from these estimates under different assumptions or conditions.

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

Depreciation, depletion and amortization at Gold Fields’ remaining South African operation are calculated using above-infrastructure proven and probable reserves only, which, because of its reserve base and long life of 73 years, are less sensitive to changes in reserve assumptions. Accordingly, at this location, it is Gold Fields’ policy to update its depreciation, depletion and amortization calculations only once the new ore reserve declarations have been approved by Gold Fields’ Board. However, if Gold Fields’ management becomes aware of significant changes in its above-infrastructure reserves ahead of the scheduled updates, management would not hesitate to immediately update its depreciation, depletion and amortization calculations and then subsequently notify the Board.

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

•

expected future commodity prices and currency exchange rates (considering historical averages, current prices, forward pricing curves and related factors). In impairment assessments conducted in fiscal 2014, the Group used an expected long-term gold price of U.S.$1,300 and A.$1,444 per ounce and R420,000 per kilogram, and expected long-term exchange rates of R10.00 to U.S.$1.00 and

A$0.90 to U.S.$1.00 for the life of mine. The Group used an expected long-term copper price of U.S.$6,610 per tonne for the life of mine;

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

Gold Fields recorded asset impairments and write-offs (excluding inventories) amounting to U.S.$22.4 million in fiscal 2012, U.S.$154.0 million in fiscal 2013 and U.S.$12.7 million in fiscal 2014.

Impairment of goodwill

Gold Fields acquired the South Deep mine on December 1, 2006. Goodwill related to this acquisition is reflected in the balance sheet in the U.S. dollar reporting currency at U.S.$756.3 million. Gold Fields performs its annual impairment test of goodwill related to the South Deep mine at the end of each fiscal period.

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

•

expected future commodity prices and currency exchange rates (considering historical averages, current prices, forward pricing curves and related factors). In impairment assessments conducted in fiscal 2014, the Group used an expected long-term gold price of $1,300 per ounce and R420,000 per kilogram (2013: $1,300 per ounce and R400,000 per kilogram) and expected long-term exchange rates of R10.00 to U.S.$1.00 for life of mine (2013:R9.50 to U.S.$1.00);

•	expected future operating costs and capital expenditures to produce proven and probable gold reserves based on mine plans that assume current plant capacity, but exclude the impact of inflation;

•	a nominal discount rate of between 12.9% and 14.1% (2013: 10.9% and 12.3%). A nominal discount rate is used due to the fact that South Deep is not in a tax paying position; and

•	market value, at U.S.$63.7 per ounce (U.S.$50.0 per ounce) used for resource with infrastructure.

Gold Fields has determined that the fair value of the South Deep mine is in excess of its carrying value of U.S.$2,640.6 million and the goodwill related to the South Deep mine was therefore not considered impaired.

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

Stockpiles, gold-in-process, heap leach pads and product inventories

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

Gold Fields recorded a write-down to market value of U.S.$19.2 million in fiscal 2012, U.S.$61.3 million in fiscal 2013 and U.S.$1.3 million in fiscal 2014.

Share-based compensation — equity-settled

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

Share-based compensation — cash-settled

The group operates a long-term incentive plan. The vesting of the awards is based on total shareholder return and free cash flow margin. These are accounted for as follows: a) the total shareholder return portion is treated as a share-based compensation plan. Compensation costs for all share-based payments are based on the fair value estimated in accordance with the provisions of ASC 718, Stock-Based Compensation. b) the free cash flow margin portion is treated as a deferred compensation plan. Compensation costs are accrued over the period of service when management considers the achievement of the performance condition probable in accordance with the provisions of ASC 710, Deferred Compensation.

Reserves for contingencies and litigation

The Group’s current estimated liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. The actual costs may vary significantly from estimates for a variety of reasons. As additional information becomes available, the Group will assess the potential liability related to loss contingencies and revise our estimates. Such revisions in estimates of the liabilities for loss contingencies could materially impact the results of operation and financial position. See note 22 to the consolidated financial statements for legal proceedings and other contingencies.

Recently adopted accounting pronouncements

Liabilities

During February 2013, the Accounting Standard Codification, or the ASC guidance related to liabilities: obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date was updated. The update requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed as the sum of the amount the entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the entity expects to pay on behalf of its co-obligors. The update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The new standard is to be applied prospectively but retrospective application is permitted. The Company implemented the provisions of ASU 2013-04 as of January 1, 2014. The updated guidance did not impact Gold Fields’ financial statements.

Income Taxes

During July 2013, the ASC guidance related to income taxes: presentation of an unrecognized tax benefit when a net operating loss carry forward, a similar tax loss, or a tax credit carry forward exists was updated. The update requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carry forward, a similar tax loss, or a tax credit carry forward. The update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The new standard is to be applied prospectively but retrospective application is permitted. The Company implemented the provisions of ASU 2013-11 as of January 1, 2014. The updated guidance did not impact Gold Fields’ financial statements.

Recently issued accounting pronouncements not yet adopted

Revenue

During May 2014, the ASC guidance related to revenue from contracts with customers was updated. The update requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity should also disclose sufficient quantitative and qualitative information to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The new standard is effective for annual reporting periods beginning after December 15, 2016. Gold Fields will implement the provisions of ASU 2014-09 as of January 1, 2017. Gold Fields does not expect that the updated guidance will materially impact its financial statements.

Discontinued operations

During April 2014, the ASC guidance related to reporting discontinued operations and disclosures of disposals of components of an entity was updated. The update changes the requirements for reporting discontinued operations and limits discontinued operations reporting to disposals of components of an entity that represent strategic shifts that have a major effect on an entity’s operations and financial results. The new standard is effective for any disposals of components of a company in annual reporting periods beginning after December 15, 2014. Gold Fields will implement the provisions of ASU 2014-08 as of January 1, 2015. Gold Fields does not expect that the updated guidance will impact its financial statements.

Results of Operations

Years Ended December 31, 2014 and December 31, 2013

Revenues

Product sales decreased by U.S.$37.5 million, or 1.3%, from U.S.$2,906.3 million in fiscal 2013 to U.S.$2,868.8 million in fiscal 2014. The decrease in product sales was primarily due to a decrease in the average realized gold price of 9.9% from U.S.$1,386 per ounce in fiscal 2013 to U.S.$1,249 per ounce in fiscal 2014, partially offset by an increase of 0.199 million equivalent ounces, or 9.5%, in total equivalent gold sold, from 2.097 million ounces in fiscal 2013 to 2.296 million ounces in fiscal 2014 and an increase in the average realized copper price of 3.8% from U.S.$6,575 per tonne to U.S.$6,827 per tonne.

In Peru, copper production is converted to equivalent gold ounces on a monthly basis using average copper and gold prices for the month in which the copper was produced.

At South Deep, gold sales decreased by 33.4% from 0.302 million ounces in fiscal 2013 to 0.201 million ounces in fiscal 2014. This was due to decreased underground mining volumes resulting from the extensive ground support remediation program introduced in May 2014. The decrease in the gold sales was due to a 44.6% decrease in reef tonnes broken and a 45.9% decrease in destress production year on year.

At the West African operations, total gold sales decreased by 6.3% from 0.79 million ounces in fiscal 2013 to 0.74 million ounces in fiscal 2014. Tarkwa decreased by 11.1% from 0.63 million ounces in fiscal 2013 to 0.56 million ounces in fiscal 2014 due to cessation of crushing and stacking operations at the heap leach facilities. Damang’s gold sales increased by 16.3% from 0.153 million ounces to 0.178 million ounces due to higher head grade mined in 2014 and higher throughput.

At the Americas operation, total gold equivalent sales increased by 6.5% from 0.31 million gold equivalent ounces in fiscal 2013 to 0.33 million gold equivalent ounces in fiscal 2014, mainly due to an increase in ore processed and higher copper grades.

At the Australasian operations, total gold sales increased by 47.1% from 0.70 million ounces in fiscal 2013 to 1.03 million ounces in fiscal 2014 mainly due to the inclusion of the Yilgarn South assets for the full year in 2014 as opposed to only one quarter in 2013. At St. Ives, gold sales decreased by 10.0% from 0.40 million ounces to 0.36 million ounces mainly due to the closure of Argo and lower underground head grade. At Agnew/ Lawlers, gold sales increased by 25.5% from 0.216 million ounces in fiscal 2013 to 0.271 million ounces in fiscal 2014 due to the inclusion of Lawlers for the full year in 2014 as opposed to only one quarter in 2013. At Darlot and Granny Smith, gold sales increased from 0.02 million ounces to 0.08 million ounces, and from 0.06 million ounces to 0.315 million ounces, respectively, due to being included for the full year in 2014 as opposed to only one quarter in 2013.

	Fiscal 2013	Fiscal 2014
	Gold equivalent ounces sold	Gold equivalent ounces sold
	(‘000 oz)	(‘000 oz)
South Africa	302	201
South Deep	302	201
Ghana	785	736
Tarkwa(1)	632	558
Damang(2)	153	178
Peru	309	329
Cerro Corona(3)	309	329
Australia	700	1,031
St. Ives	403	362
Agnew/Lawlers	216	271
Darlot	20	83
Granny Smith	62	315

Total(4)(5)	2,097	2,296

Notes:

(1)	In fiscal 2013 and 2014, 0.569 million equivalent ounces and 0.502 million equivalent ounces of sales, respectively, were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Tarkwa operation
(2)	In fiscal 2013 and 2014, 0.138 million equivalent ounces and 0.160 million equivalent ounces of sales, respectively, were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Damang operation.
(3)	In fiscal 2013 and 2014, 0.306 million equivalent ounces and 0.327 million equivalent ounces of sales were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Cerro Corona operation.
(4)	In fiscal 2013 and 2014, 2.015 million equivalent ounces and 2.221 million equivalent ounces of sales, respectively, were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Ghana and Peru operations.
(5)	The total may not reflect the sum of the line items due to rounding.

Production costs

Production costs decreased by U.S.$11.8 million, or 0.6%, from U.S.$1,819.9 million in fiscal 2013 to U.S.$1,808.1 million in fiscal 2014.

This decrease was due to cost saving initiatives mainly at the West African operations and South Deep, partially offset by inflationary increases, annual wage increases, increases in electricity tariffs in South Africa and Australia as well as the inclusion of the Yilgarn South assets for a full year in fiscal 2014 as opposed to only one quarter in fiscal 2013.

The figures above represent U.S. GAAP production costs. However, the Company prepares its financial records in accordance with IFRS and such IFRS information for the Group and by segment is what the Company’s chief operating decision maker reviews in allocating resources and making investment decisions. Therefore, the discussion that follows on operating costs (excluding amortization and depreciation) and gold inventory change focuses on such IFRS information which agrees to the geographical and segment information included in Note 26 to the consolidated financial statements.

Operating costs (excluding depreciation and amortization)

Operating costs (excluding depreciation and amortization) increased marginally from U.S.$1,678.7 million in fiscal 2013 to U.S.$1,684.9 million in fiscal 2014.

At the South Deep operation in South Africa, operating costs (excluding amortization and depreciation) decreased by 14.0% from R3,089.1 million (U.S.$321.8 million) to R2,656.5 million (U.S.$245.5 million). This decrease of R432.6 million (U.S.$76.3 million) was mainly due to lower production as well as cost restructuring partially offset by annual wage increases and normal inflationary increases.

At the Ghana operations, operating costs (excluding amortization and depreciation) decreased by 14.5% from U.S.$644.8 million in fiscal 2013 to U.S.$551.4 million in fiscal 2014. This decrease of U.S.$93.4 million was mainly at Tarkwa due to lower production, good cost control and lower contractor and consumable costs due to the closure of the heap leach facilities. This was partially offset by increased costs at Damang due to the increased production as well as normal inflationary increases and annual wage increases at both operations. At Tarkwa, operating costs (excluding amortization and depreciation) decreased by 21.1% from U.S.$473.7 million to U.S.$373.9 million and at Damang, operating costs (excluding amortization and depreciation) increased by 3.8% from U.S.$171.1 million to U.S.$177.6 million.

At the Cerro Corona operation in Peru, operating costs (excluding amortization and depreciation) decreased by 1.9% from U.S.$161.3 million in fiscal 2013 to U.S.$158.2 million in fiscal 2014, mainly due to a decrease in workers statutory participation in profits.

At the Australian operations, operating costs (excluding amortization and depreciation) increased by 42.0% from A$569.2 million (U.S.$550.8 million) in fiscal 2013 to A$808.2 million (U.S.$729.8 million) in fiscal 2014, mainly due to the inclusion of the Yilgarn South Assets for the full year in fiscal 2014, as opposed to only one quarter in fiscal 2013. At St Ives, operating costs (excluding amortization and depreciation) decreased by 9.4% from A$357.1 million (U.S.$345.5 million) to A$323.7 million (U.S.$292.3 million). This decrease of A$33.4 million was mainly due to a decrease in surface operational waste tonnes mined and cost improvements. At Agnew/Lawlers, operating costs (excluding amortization and depreciation) increased by 37.3% from A$139.5 million (U.S.$135.0 million) to A$191.6 million (U.S.$173.0 million). This increase of A$52.1 million was mainly due to the inclusion of Lawlers for the full year in 2014 compared to only one quarter in fiscal 2013. Operating costs (excluding amortization and depreciation) at Darlot increased by 306.7% from A$22.3 million (U.S.$21.6 million) to A$90.7 million (U.S.$81.9 million) and at Granny Smith it increased by 301.4% from A$50.4 million (U.S.$48.8 million) to A$202.3million (U.S.$182.6 million), both due to the operations being included for the full year in fiscal 2014 compared to only one quarter in fiscal 2013.

Gold inventory change

The gold inventory credit to costs decreased by 39.0% from U.S.$11.8 million in fiscal 2013 to U.S.$7.2 million in fiscal 2014.

At Tarkwa, the gold inventory debit of U.S.$30.8 million in fiscal 2013 compared with a credit of U.S.$2.3 million in fiscal 2014. The credit in fiscal 2014 was due to an increase in inventory during the year. The charge in fiscal 2013 was due to a draw-down of inventory.

At Damang, the gold inventory credit of U.S.$11.1 million in fiscal 2013 was due to an increase in stockpiles compared with a charge of U.S.$2.1 million in fiscal 2014 due to a draw-down of stockpiles.

At Cerro Corona, the gold inventory credit of U.S.$18.8 million in fiscal 2013 compared with a charge of U.S.$1.5 million in fiscal 2014. The credit in fiscal 2013 was due to a build-up of sulphide stockpiles, while the charge in fiscal 2014 was due to a drawdown of sulphide stockpiles.

At St Ives, the credit to costs of A$9.1 million (U.S.$8.8 million) in fiscal 2013 compared with A$11.0 million (U.S.$9.9 million) in fiscal 2014. Both credits were as a result of a build-up in run-of-mine stockpiles.

At Agnew, the gold inventory charge of A$1.2 million (U.S.$1.2 million) in fiscal 2013 compared with A$0.3 million (U.S.$0.3 million) in fiscal 2014. The charge in fiscal 2013 was due to processing of the Songvang open pit stockpiles built-up in fiscal 2011, partially offset by the addition of the Lawlers stockpiles.

At Darlot, the credit to costs of A$1.4 million (U.S.$1.3 million) in fiscal 2013 as a result of a build-up in run-of-mine stockpiles compared with a charge of A$1.9 million (U.S.$1.7 million) in fiscal 2014 due to a drawdown in run-of-mine stockpiles.

At Granny Smith, the credit to costs of A$3.8 million (U.S.$3.7 million) in fiscal 2013 compared with A$nil (U.S.$nil) in fiscal 2014. The credit in fiscal 2013 was as a result of a build-up in run-of-mine stockpiles.

Depreciation and amortization

Depreciation and amortization charges increased by U.S.$108.8 million, or 19.1%, from U.S.$568.5 million in fiscal 2013 to U.S.$677.3 million in fiscal 2014. Depreciation and amortization is calculated on the units-of-production method and is based on current gold production as a percentage of total expected gold production over the lives of the different mines. In South Africa, at South Deep, the decreased amortization was due to the lower production. At the West Africa operations, Tarkwa’s amortization decreased due to lower depreciation of the North Heap Leach assets and a lower asset base. Damang’s amortization decreased due to a lower asset base following the impairment recognized in fiscal 2013. In Australia, at St. Ives, amortization increased due to higher amortization rates at the open pits. At Agnew, amortization increased mainly due to increased production from the inclusion of Lawlers for the full year. At Darlot and Granny Smith amortization increased as a result of higher production due to the operations being included for a full year in 2014 as opposed to only one quarter in 2013. Amortization at Cerro Corona increased due to the change in life of mine reserves, which form the basis of the units of production depreciation calculation.

The figures above represent U.S. GAAP depreciation and amortization. However, the Company prepares its financial records in accordance with IFRS and such IFRS information for the Group and by segment is what the Company’s chief operating decision maker reviews in allocating resources and making investment decisions. Therefore, the table and the discussion that follows on depreciation and amortization focuses on such IFRS information which agrees to the geographical and segment information included in Note 26 to the consolidated financial statements.

The table below depicts the changes from December 31, 2012 to December 31, 2013 and December 31, 2013 to December 31, 2014 for proven and probable managed gold and equivalent reserves and for the life of mine for each operation and the resulting impact on the amortization charge in fiscal 2013 and 2014, respectively. The life-of-mine information is based on the operations’ strategic plans, adjusted for proven and probable reserve balances. In basic terms, amortization is calculated using the life of mine for each operation, which is based on: (1) the proven and probable reserves for the operation at the start of the relevant year (which are taken to be the same as at the end of the prior fiscal year and using reserves); and (2) the amount of gold produced by the operation during the year. The ore reserve statement as at December 31, 2014 became effective on January 1, 2015.

	Proved and probable reserves as of			Life of mine		Amortization for the year ended
	December 31, 2012	December 31, 2013	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013	December 31, 2014
	(‘000 oz)			(years)		($ million)
South Africa region
South Deep	39,100	38,200	38,000	74	73	98.9	74.5
West African region
Tarkwa(1)	10,100	7,300	7,500	17	17	137.6	141.6
Damang(2)	4,100	1,100	1,200	6	6	30.6	20.9
Americas region
Cerro Corona(3)	5,200	3,700	3,200	10	9	48.8	79.6
Australasian region
St. Ives	2,200	2,000	1,800	6	6	194.3	140.5
Agnew/Lawlers	1,200	1,000	900	4	5	71.1	96.4
Darlot	—	200	100	2	2	3.6	16.6
Granny Smith	—	800	900	7	5	21.0	84.6
Corporate and other	—	—	—	—	—	5.0	2.0

Total reserves(4)	61,900	54,300	53,600			610.9	656.7

Notes:

(1)	As of December 31, 2012, December 31, 2013 and December 31, 2014 reserves of 9.073 million ounces, 6.546 million ounces and 6.742 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Tarkwa operation.
(2)	As of December 31, 2012, December 31, 2013 and December 31, 2014 reserves of 3.681 million ounces, 0.966 million ounces and 1.111 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Damang operation.
(3)	As of December 31, 2012, December 31, 2013 and December 31, 2014 reserves of 5.100 million ounces, 3.683 million ounces and 3.179 million ounces of equivalent gold were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Cerro Corona operation.
(4)	As of December 31, 2012, December 31, 2013 and December 31, 2014 reserves of 57.888 million ounces, 48.608 million ounces and 48.123 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the West Africa and Americas operations.

Depreciation and amortization increased by 8%, from U.S.$610.9 million to U.S.$656.7 million in fiscal 2014.

In South Africa, amortization at South Deep decreased by 15.1% from R949.8 million (U.S.$98.9 million) in fiscal 2013 to R806.2 million (U.S.$74.5 million) in fiscal 2014 mainly due to lower production which is used in the calculation of amortization.

At the West African operations, amortization decreased by 3.4% from U.S.$168.3 million in fiscal 2013 to U.S.$162.5 million in fiscal 2014. Tarkwa increased by 2.9% from U.S.$137.6 million to U.S.$141.6 million due to additions to property, plant and equipment. Damang decreased by 31.7% from U.S.$30.6 million to U.S.$20.9 million due to a decrease in the carrying value of property, plant and equipment following the impairment of assets in fiscal 2013.

In South America, amortization at Cerro Corona increased by 63.1% from U.S.$48.8 million in fiscal 2013 to U.S.$79.6 million in fiscal 2014. This significant increase in depreciation from fiscal 2013 to fiscal 2014 was due to the change in the life of mine reserves, which form the basis of the units of production amortization calculation.

At the Australian operations, amortization increased by 25.0% from A$299.6 million (U.S.$290.0 million) in fiscal 2013 to A$374.4 million (U.S.$338.1 million) in fiscal 2014 due to the inclusion of the Yilgarn South assets for the full year in fiscal 2014, partially offset by the change in estimate in the depreciation calculation at all the Australian operations. At St Ives, amortization decreased by 22.5% from A$200.7 million (U.S.$194.3 million) to A$155.5 million (U.S.$140.5 million) in fiscal 2014 due to the decrease in production. Agnew/Lawlers increased by 45.4% from A$73.4 million (U.S.$71.1 million) to A$106.7 million (U.S.$96.4 million) in fiscal 2014 mainly due to the inclusion of Lawlers for the full year in fiscal 2014 compared to one quarter in fiscal 2013. Amortization at Darlot increased by 397.3% from A$3.7 million (U.S.$3.6 million) to A$18.4 million (U.S.$16.6 million) and Granny Smith increased by 331.3% from A$21.7 million (U.S.$21.0 million) to A$93.6 million (U.S.$84.6 million), both due to being included for the full year in fiscal 2014 compared to one quarter in fiscal 2013.

The discussion that follows focuses on U.S.GAAP figures as disclosed in the consolidated statement of operations.

Corporate expenditure

Corporate expenditure decreased from U.S.$39.4 million in fiscal 2013 to U.S.$27.3 million in fiscal 2014, a decrease of 30.7%. The decrease was due to a deliberate cost savings initiative in response to the lower gold price. Corporate expenditure consists primarily of general corporate overhead and corporate service department costs, primarily in the areas of technical services, human resources and finance, which are used by the operations. Corporate expenditure also includes business development costs. In Rand terms, corporate expenditure decreased from R378.2 million in fiscal 2013 to R294.9 million in fiscal 2014 mainly due to deliberate savings in response to the lower gold price.

Employee termination costs

Employee termination costs increased from U.S.$35.5 million in fiscal 2013 to U.S.$42.2 in fiscal 2014, an increase of 18.9%. The termination costs in fiscal 2014 related primarily to restructuring at all the operations. The termination costs in fiscal 2013 related primarily to restructuring at all the operations as well as the closure of the GIP division in response to the lower gold price.

Exploration expenditure

Exploration expenditure decreased from U.S.$77.9 million in fiscal 2013 to U.S.$36.2 million in fiscal 2014, a decrease of 53.5%. This decrease in fiscal 2014 was due to the closure of the GIP division and deliberate reduction in exploration activities from September 2013. The U.S.$36.2 million in fiscal 2014 comprised mainly U.S.$3.0 million on APP in Finland, U.S.$11.0 million on Salares Norte in Chile, U.S.$3.0 million on Chucapaca in Peru and US$15 million was spent on exploration office costs. In addition, U.S.$4.0 million related to brownfields exploration in Australia.

The U.S.$77.9 million in fiscal 2013 comprised mainly U.S.$3.0 million on Yanfolila in Mali, U.S.$11.0 million on APP in Finland, U.S.$23.0 million on Salares Norte in Chile, U.S.$4.0 million on Pedernales in Chile, U.S.$2 million on Woodjam in Canada, U.S.$2.0 million on Taguas in Argentina, U.S.$5.0 million on Talas in Kyrgyzstan and U.S.$5.0 million on Asosa in Ethiopia and U.S.$12.0 million was spent on exploration office costs. In addition, U.S.$10.0 million related to brownfields exploration in Australia.

Subject to continued exploration success, exploration expenditure is expected to be U.S.$41.9 million in fiscal 2015, comprising near-mine exploration of U.S.$13.7 million and projects exploration of U.S.$28.2 million.

Feasibility and evaluation costs

The Group did not incur any expenditure on feasibility and evaluation in fiscal 2014, compared with U.S.$68.0 million in fiscal 2013, due to the deliberate reduction in feasibility and evaluation activities, resulting from the closure of the GIP division.

The U.S.$68.0 million in fiscal 2013 comprised U.S.$15.3 million on Chucapaca in Peru on a 100% basis, U.S.$17.0 million on Yanfolila in Mali, U.S.$5.0 million on the sulphide and oxide plant study costs in Peru and U.S.$30.7 million on corporate development and strategic project costs and general office costs in the various countries the Group operates in.

Loss/(profit) on disposal of property, plant and equipment

Loss/(profit) on disposal of property, plant and equipment was a profit of U.S.$10.2 million in fiscal 2013 compared to a loss of U.S.$1.3 million in fiscal 2014.

The major disposals in fiscal 2014 related to the sale of redundant assets at St. Ives, Darlot, Granny Smith, Tarkwa, Cerro Corona and South Deep, whereas in fiscal 2013, they related to the sale of redundant assets at St. Ives, Agnew, Cerro Corona, Tarkwa and South Deep.

Asset impairments and write-offs

There was U.S.$215.3 million in asset impairments and write-offs in fiscal 2013 compared with U.S.$14.0 million in fiscal 2014.

The asset impairments and write-offs charge of U.S.$14.0 million in fiscal 2014 comprised:

•	U.S.$12.7 million write-downs of redundant assets at South Deep, St. Ives and Agnew; and

•	U.S.$1.3 million write-downs of consumables to market value at Lawlers.

There were no impairments of asset groups during fiscal 2014.

The asset impairments and write-offs charge of U.S.$215.3 million in fiscal 2013 comprised:

•	U.S.$53.0 million impairment at the Damang asset group;

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

•	U.S.$18.5 million write-downs of stockpiles and consumables to market value at Tarkwa and Damang;

•	U.S.$14.8 million write-off of redundant assets at Tarkwa, Cerro Corona and Agnew;

•	U.S.$29.7 million at the Yanfolila project which was written down to fair value less cost to sell after a decision was made to dispose of the project; and

•	U.S.$9.5 million write-off of the Group’s option payment to Bezant Resources Plc, or Bezant, of (due to the Group’s decision not to pursue the Guinaoang deposit).

The impairment calculations for the Damang asset group in fiscal 2013 were based on the following estimates and assumptions:

•	Long-term gold price of U.S.$1,300 per ounce;

•	A real discount rate of 8.0%;

•	Proved and probable reserves as per the most recent life-of-mine plan;

•	Operating costs and capital expenditure estimates as per the most recent life-of-mine plan; and

•	Market value, at U.S.$26.0, used for resource valuation.

Royalties

Royalties decreased by 4.9% from U.S.$90.5 million in fiscal 2013 to U.S.$86.1 million in fiscal 2014. Royalties in fiscal 2014 decreased in line with lower revenues and profits in South Africa, Ghana and Peru. The royalty in Australia increased due to the inclusion of the Yilgarn South assets for a year in fiscal 2014.

	Fiscal 2014	Fiscal 2013
	($ million)
South Africa	1.3	2.1
West Africa	46.5	55.5
Australia	32.5	24.1
Peru	5.8	8.9

Total	86.1	90.5

Accretion expense on provision for environmental rehabilitation

At all of its operations, Gold Fields makes full provision for environmental rehabilitation based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the balance sheet date. The rehabilitation charge increased by U.S.$5.0 million, or 48.1%, from U.S.$10.4 million in fiscal 2013 to U.S.$15.4 million in fiscal 2014.

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

Interest and dividends

Interest and dividend income decreased by U.S.$4.3 million, or 50.6%, from U.S.$8.5 million in fiscal 2013 to U.S.$4.2 million in fiscal 2014. The decrease was mainly due to lower average cash balances at the international operations in fiscal 2014 compared to fiscal 2013.

The interest and dividends received in fiscal 2014 of U.S.$4.2 million comprised U.S.$0.1 million dividends received, U.S.$0.5 million on monies invested in the South African and Ghanaian environmental rehabilitation trust funds and U.S.$3.6 million on other cash and cash equivalent balances.

The interest and dividends received in fiscal 2013 of U.S.$8.5 million comprised U.S.$0.5 million on monies invested in the South African and Ghanaian environmental rehabilitation trust funds and U.S.$8.0 million on other cash and cash equivalent balances.

Interest received on the funds invested in rehabilitation trust funds remained flat at U.S.$0.5 million.

Interest on cash balances decreased from U.S.$8.0 million in fiscal 2013 to U.S.$3.6 million in fiscal 2014 mainly due to the lower average cash balances at the international operations in fiscal 2014 compared to fiscal 2013.

Finance expense

Finance expense increased by U.S.$8.4 million, or 11.6%, from U.S.$72.4 million in fiscal 2013 to U.S.$80.8 million in fiscal 2014.

Net finance expense in fiscal 2014 consisted of gross interest payments of U.S.$105.0 million (2013: U.S.$90.7 million) partially offset by interest capitalized of U.S.$24.2 million (2013: U.S.$18.3 million).

The interest expense in fiscal 2014 and 2013 comprised:

	Fiscal 2014	Fiscal 2013
	($ million)
Interest on the U.S.$1 billion 4.875% guaranteed notes due October 7, 2020	50.0	49.9
Sibanye Gold guarantee fee	5.0	5.0
Interest on R1,500 million Nedbank Revolving Credit Facility, R500 million Rand Merchant Bank Revolving Credit Facility and various uncommitted facilities	17.6	9.2
Interest on the U.S.$200 million Non-Revolving Senior Secured Term Loan	2.0	2.2
Interest on the U.S.$1 billion Syndicated Revolving credit facility	—	1.4
Interest on the U.S.$1,510 million term loan and revolving credit facilities	25.5	18.1
Interest on the U.S.$70 million Senior Secured Revolving credit facility	2.9	2.2
Other interest charges	2.0	2.7
Interest capitalized	(24.2)	(18.3)

Interest expense	80.8	72.4

Interest on the U.S.$1 billion guaranteed notes remained relatively flat at U.S.$50.0 million in fiscal 2014.

The Sibanye Gold guarantee fee of U.S.$5 million became payable to Sibanye Gold in 2013 after the Spin-off of Sibanye Gold in February 2013.

Interest on borrowings to fund capital expenditure and operating costs at the South African operations increased from U.S.$9.2 million in fiscal 2013 to U.S.$17.6 million in fiscal 2014 due to additional borrowings as a result of losses sustained at South Deep.

Interest on the U.S.$200 million Non-Revolving Senior Secured Term Loan remained relatively flat at U.S.$2.0 million in fiscal 2014.

Interest on the U.S.$1 billion Syndicated Revolving credit facility was U.S.$1.4 million in fiscal 2013. On February 15, 2013, this facility was refinanced by drawing down under the $1,510 million term loan and revolving credit facilities. The facility was also cancelled on February 15, 2013.

Interest on the U.S.$1,510 million term loan increased from U.S.$18.1 million in fiscal 2013 to U.S.$25.5 million in fiscal 2014 due to the fact that interest for only eight months was included in fiscal 2013 compared to 12 months in fiscal 2014.

Interest on the U.S.$70 million Senior secured revolving credit facility increased marginally from U.S.$2.2 million in fiscal 2013 to U.S.$2.9 million in fiscal 2014.

Interest on borrowings incurred in respect of assets requiring a substantial period of time to prepare for their intended use is capitalized to the date on which the assets are substantially completed and ready for their intended use, at which time they will be amortized over the lives of the corresponding assets. During fiscal 2014, U.S.$24.2 million was capitalized in respect of the South Deep’s mine development and ventilation shaft deepening projects compared to U.S.$18.3 million in fiscal 2013 in respect of the same.

Loss on financial instruments

Loss on financial instruments increased from U.S.$0.3 million in fiscal 2013 to U.S.$11.5 million in fiscal 2014.

The loss of U.S.$11.5 million in fiscal 2014 comprised:

$ million
Gain on South Deep forward exchange contract	0.1
Loss on Australian oil derivative contracts	(11.6)

(11.5)

The loss of U.S.$0.3 million in fiscal 2013 comprised:

$ million
Loss on South Deep forward exchange contract	(1.1)
Gain on Australian oil derivative contracts	0.8

(0.3)

Foreign exchange gains

Gold Fields recognized exchange gains of U.S.$8.4 million in fiscal 2014 compared to exchange gains of U.S.$7.3 million in fiscal 2013.

The gains of U.S.$8.4 million in fiscal 2014 comprised:

$ million
Exchange gain on cash and working capital balances held in currencies other than the functional currencies of the Gold Fields various subsidiary companies	8.4

8.4

The gain of U.S.$7.3 million in fiscal 2013 comprises:

$ million
Exchange loss on cash and working capital balances held in currencies other than the functional currencies of the Gold Fields various subsidiary companies	(2.5)
Gain on repayment of U.S. dollar denominated intercompany loans	9.8

7.3

Profit on disposal of investments and subsidiaries

During fiscal 2014 and 2013, Gold Fields liquidated certain non-current investments. The profit on disposal of investments and subsidiaries increased from U.S.$17.8 million in fiscal 2013 to U.S.$78.0 million in fiscal 2014.

The profit of U.S.$78.0 million in fiscal 2014 resulted from the following sales:

$ million
Profit on disposal of shares in Robust Resources Limited	1.8
Additional loss on sale of the Group’s interest in Talas (exploration project)	(1.7)
Profit on disposal of Yanfolila	5.1
Profit on disposal of Chucapaca(1)	72.8

78.0

Note:

(1)	On August 19, 2014, Gold Fields sold its 51% stake in Canteras del Hallazgo S.A.C (CDH), the company that manages the Chucapaca exploration project in southern Peru, to its joint venture partner in the project, Compañía de Minas Buenaventura S.A.A. (Buenaventura). Buenaventura is Peru’s largest publicly traded, precious metals mining company and previously owned 49% in CDH. The sales price was U.S.$81.0 million in cash.

The profit of U.S.$17.8 million in fiscal 2013 resulted from the following sales:

$ million
Profit on sale of 7.8 million shares in Northam Platinum Limited	13.0
Profit on sale of the Group’s interest in Talas (exploration project)	4.8

17.8

Impairment of investments

The charge in fiscal 2013 decreased from U.S.$10.3 million in fiscal 2013 to U.S.$6.8 million in fiscal 2014.

The charge of U.S.$6.8 million in fiscal 2014 comprised:

$ million
Impairment of various offshore listed exploration investments to their market values	0.9
Rand Refinery Limited	4.1
Aurigin Resources Incorporated	1.8

6.8

The charge of U.S.$10.3 million in fiscal 2013 relates to:

$ million
Impairment of Orsu Metals Corporation	8.6
Impairment of various offshore listed exploration investments to their market values	1.7

10.3

Other expenses

Other expenses represent miscellaneous corporate expenditure not allocated to the operations, net of miscellaneous revenue items such as scrap sales and rental income. In fiscal 2013, there were other expenses of U.S.$104.2 million compared with U.S.$44.2 million in fiscal 2014.

The charges in 2014 are mainly made up of:

•	Social contributions and sponsorships of US$13.0 million;

•

Legal fees amounting to US$7.1 million as a result of the Gold Fields Board examination relating to the South Deep Black Economic Empowerment transaction and regulatory investigation of the same issue; and

•	Information technology conversion costs at the Yilgarn South assets of US$5.0 million.

The charges in 2013 are mainly made up of:

•	Social contributions and sponsorships of US$11.4 million;

•	Facility charges amounting to US$23.5 million on cancellation of the US$1 billion and US$500 million facilities and other costs of US$13.0 million associated with the unbundling of Sibanye Gold;

•	New loan facility charges;

•	Stamp duty and transaction costs amounting to US$27.4 million on the acquisition of the Yilgarn South assets; and

•	Legal fees amounting to US$11.1 million as a result of the Gold Fields Board examination and regulatory investigation relating to the South Deep Black Economic Empowerment transaction.

Income and mining tax expense

Income and mining tax expense increased from U.S.$105.7 million in fiscal 2013 to U.S.$121.6 million in fiscal 2014. The table below sets forth Gold Fields’ effective tax rate for fiscal 2014 and fiscal 2013, including normal and deferred tax.

	Fiscal
	2014	2013
Effective tax rate	112.4%	65.0%

In fiscal 2014, the effective tax expense rate of 112.4% was higher than the maximum South African mining statutory tax rate of 34% mainly due to the tax effect of the following:

•	U.S.$38.3 million valuation allowance raised against unredeemed capital expenditure and net operating losses;

•

U.S.$18.0 million non-deductible expenditure comprising mainly U.S.$1.8 million of impairments, U.S.$2.0 million of legal and consulting fees and U.S.$7.0 million of various Peruvian non-deductible expenses;

•	U.S.$9.6 million non-deductible exploration and feasibility and evaluation costs;

•	U.S.$6.2 million non-deductible share-based compensation;

•	U.S.$24.4 million non-deductible interest expense; and

•	U.S.$7.0 million deferred tax raised on unremitted earnings.

The above were primarily offset by the following tax-effected charges:

•	U.S.$1.7 million adjustment to reflect the actual realized company tax rates in South Africa and offshore; and

•	US$23.4 million non-taxable profit on disposal of investments and subsidiaries.

In fiscal 2013, the effective tax expense rate of 65.0% was higher than the maximum South African mining statutory tax rate of 34% mainly due to the tax-effect of the following:

•

U.S.$56.1 million non-deductible expenditure comprising mainly U.S.$13.3 million of impairments, U.S.$8.0 million of facility charges, U.S.$8.2 million of legal and consulting fees, U.S.$5.1 million of stamp duty on the Yilgarn South assets acquisition and U.S.$9.4 million of various Peruvian non-deductible expenses:

•	U.S.$47.2 million of non-deductible exploration and feasibility and evaluation costs;

•	U.S.$11.5 million of non-deductible share-based compensation;

•	U.S.$25.3 million of non-deductible interest expense; and

•	U.S.$29.5 million prior year adjustment relating to Cerro Corona deferred tax. For further detail, refer to note 7 of the consolidated financial statements.

The above were primarily offset by the following tax-effected charge:

•	U.S.$25.5 million adjustment to reflect the actual realized company tax rates in South Africa and offshore.

Impairment of investment in equity investee

Impairment of investment in equity investee was nil in fiscal 2013 compared to U.S.$7.4 million in fiscal 2014.

The impairment in fiscal 2014 related to Bezant Resources Plc, or Bezant, which was impaired by $7.4 million to its fair value, as determined by its quoted market price. This impairment is considered other than temporary as the carrying value was below the fair value for an extended period of time.

Share of equity investees’ losses, net of tax

Share of equity investees’ losses decreased from U.S.$18.4 million in fiscal 2013 to U.S.$4.4 million in fiscal 2014.

Gold Fields equity accounts for three associates: Rusoro Mining Limited, or Rusoro, Bezant, Hummingbird Resources Plc, or Hummingbird, from fiscal 2014 and one joint venture, being Far South East Gold Resources Incorporated, or FSE (fiscal 2013: Rusoro, Bezant, Rand Refinery Limited, or Rand Refinery, up to the date of unbundling of Sibanye Gold, Timpetra Resources Limited, or Timpetra, up to May 2013 and FSE).

The charge of U.S.$4.4 million in fiscal 2014 comprised:

$ million
Share of equity accounted losses of Rusoro	—
Share of equity accounted losses of FSE	(3.6)
Share of equity accounted profits of Bezant	1.2
Share of equity accounted losses of Hummingbird	(2.0)

(4.4)

The charge of U.S.$18.4 million in fiscal 2013 comprised:

$ million
Share of equity accounted losses of Rusoro	—
Share of equity accounted losses of FSE	(18.4)
Share of equity accounted losses of Bezant	—
Share of equity accounted profits of Rand Refinery	—
Share of equity accounted losses of Timpetra	—

(18.4)

The Group’s 26.4% share of after-tax losses accounted for in Rusoro was U.S.$nil in fiscal 2014 and in fiscal 2013. The carrying value of the investment is U.S.$nil at December 31, 2014, after losses incurred in prior years.

Gold Fields paid U.S.$10.0 million in option fees to Lepanto Consolidated Mining Company during the six-month period ended December 31, 2010. In addition, Gold Fields paid non-refundable down payments of U.S.$66.0 million during the year ended December 31, 2011 and U.S.$44.0 million during the six month period ended December 31, 2010 to Liberty Express Assets in accordance with the agreement concluded whereby the Group has the option to acquire 60% of FSE. On March 31, 2012, Gold Fields acquired 40% of the issued share capital of FSE by contributing an additional U.S.$110.0 million in accordance with the agreement’s terms. The Group’s share of losses in FSE was U.S.$3.6 million in fiscal 2014 and U.S.$18.4 million in fiscal 2013.

In January 2013, the Group purchased an associate stake in Bezant for U.S.$7.5 million. The Group’s 21.6% share of after-tax profits in Bezant was US$1.2 million in fiscal 2014, compared with U.S.$nil in fiscal 2013.

During fiscal 2014, Gold Fields sold its 85% interest in the Yanfolila project in Mali to London-listed Hummingbird for U.S.$21.1 million which was settled in the form of 21,258,503 Hummingbird shares. The Group’s 25.1% share of after-tax losses in Hummingbird was U.S.$2.0 million in fiscal 2014.

The Group’s 35% share in Rand Refinery up to the spin-off date of Sibanye Gold is made up of 2% for continuing operations and 33% for discontinued operations. The continuing operations share of after-tax profits in Rand Refinery was U.S.$nil during fiscal 2013.

During fiscal 2011, the Group acquired a 21.8% interest in Timpetra as a result of receiving 15 million Timpetra shares valued at U.S.$3.2 million. Timpetra is an Australian listed junior exploration company and the shares were received in exchange for the Central Victoria tenements, an Australian exploration project previously owned by St. Ives. During fiscal 2013, 13.7 million shares of the 15.0 million previously held were disposed of and due to the decrease in shareholding, Timpetra is no longer equity accounted. The remaining investment was reclassified to listed investments. The Group’s share of after-tax losses in Timpetra was U.S.$nil during fiscal 2013.

Loss from continuing operations

As a result of the above, loss from continuing operations decreased from U.S.$286.6 million in fiscal 2013 to U.S.$25.2 million in fiscal 2014.

Income from discontinued operations, net of tax

The income from discontinued operations of U.S.$20.5 million in fiscal 2013 related to Sibanye Gold.

Net loss

As a result of the factors discussed above, Gold Fields’ net loss decreased from U.S.$266.1 million in fiscal 2013 to U.S.$25.2 million in fiscal 2014.

Net (income)/loss attributable to noncontrolling interests

Net loss attributable to noncontrolling interests was U.S.$18.2 million in fiscal 2013 compared to a profit of U.S.$2.0 million in fiscal 2014. The loss in fiscal 2013 was mainly due to the impairment charges by the Ghanaian operations as discussed above.

The noncontrolling interests in Gold Fields Ghana (Tarkwa) and Abosso Goldfields (Damang) remained at 10% during fiscal 2014 and at La Cima (Cerro Corona) noncontrolling interest remained at 0.5% during fiscal 2014.

The noncontrolling interest in Canteras del Hallazgo decreased from 49% in fiscal 2013 to nil in fiscal 2014. Canteras del Hallazgo is a subsidiary company that owned the Chucapaca project.

Gold Fields sold its interest in Canteras del Hallazgo for US$81.0 million during fiscal 2014.

The amounts making up the noncontrolling interests in fiscal 2014 and 2013 were:

	Effective(1) interest	Fiscal 2014	Effective(1) interest	Fiscal 2013
Gold Fields Ghana Limited—Tarkwa	10%	2.8	10%	(2.1)
Abosso Goldfields—Damang	10%	0.3	10%	(4.9)
La Cima—Cerro Corona	0.5%	0.3	1.2%	0.3
Canteras del Hallazgo	49.0%	(1.4)	49.0%	(11.5)

		2.0		(18.2)

Note:

(1)	Average for the year.

Net loss attributable to Gold Fields shareholders

As a result of the factors discussed above, net loss decreased from U.S.$247.9 million in fiscal 2013 to U.S.$27.2 million in fiscal 2014 and comprises net loss from continuing operations attributable to Gold Fields shareholders of U.S.$27.2 million in fiscal 2014 (fiscal 2013: U.S.$268.4 million) and net income from discontinued operations attributable to Gold Fields shareholders of U.S.$nil in fiscal 2014 (fiscal 2013: U.S.$20.5 million).

Years Ended December 31, 2013 and December 31, 2012

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

	Gold equivalent ounces sold	Gold equivalent ounces sold
	(‘000 oz)	(‘000 oz)
South Africa	270	302
South Deep	270	302
Ghana	885	785
Tarkwa(1)	719	632
Damang(2)	166	153
Peru	350	309
Cerro Corona(3)	350	309
Australia	626	700
St. Ives	450	403
Agnew/Lawlers	176	216
Darlot	—	20
Granny Smith	—	62

Total(4)(5)	2,133	2,097

Notes:

(1)	In fiscal 2012 and 2013, 0.647 million equivalent ounces and 0.569 million equivalent ounces of sales, respectively, were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Tarkwa operation.

(2)	In fiscal 2012 and 2013, 0.149 million equivalent ounces and 0.138 million equivalent ounces of sales, respectively, were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Damang operation.
(3)	In fiscal 2012 and 2013, 0.345 million equivalent ounces and 0.306 million equivalent ounces of sales were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Cerro Corona operation.
(4)	In fiscal 2012 and 2013, 2.037 million equivalent ounces and 2.015 million equivalent ounces of sales, respectively, were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Ghana and Peru operations.
(5)	The total may not reflect the sum of the line items due to rounding.

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

The figures above represent U.S. GAAP production costs. However, the Company prepares its financial records in accordance with IFRS and such IFRS information for the Group and by segment is what the Company’s chief operating decision maker reviews in allocating resources and making investment decisions. Therefore, the discussion that follows on operating costs (excluding depreciation and amortization) and gold inventory change focuses on such IFRS information which agrees to the geographical and segment information included in Note 26 to the consolidated financial statements.

Operating costs (excluding depreciation and amortization)

Operating costs (excluding depreciation and amortization) increased marginally from U.S.$1,673.8 million in fiscal 2012 to U.S.$1,678.7 million in fiscal 2013.

At the South Deep operation in South Africa, operating costs (excluding amortization and depreciation) increased by 6.2% from U.S.$302.9 million fiscal 2012 to U.S.$321.8 million in fiscal 2013. This increase was mainly due to the increase in production, additional staff, annual wage increases, an increase in electricity tariffs, an increase in de-stress development and an increase in maintenance costs.

At Tarkwa, operating costs (excluding amortization and depreciation) decreased by 4.2% from U.S.$494.4 million to U.S.$473.7 million and at Damang, operating costs (excluding amortization and depreciation) decreased by 4.5% from U.S.$179.1 million to U.S.$171.1 million. These decreases were mainly due to decreased power costs and business process re-engineering at both operations partially offset by normal inflationary increases and annual wage increases.

At the Australian operations, operating costs (excluding amortization and depreciation) increased by 4.7% from U.S.$526.1 million in fiscal 2012 to US$550.8 million in fiscal 2013. At St Ives, operating costs (excluding amortization and depreciation) decreased by 8.6% from U.S.$378.0 million to U.S.$345.5 million. This decrease was mainly due to a decrease in open pit tonnes mined and processed and the cessation of the heap leach operations at the end of fiscal 2012, partially offset by an increase in underground tonnes mined and processed. At Agnew, operating costs (excluding amortization and depreciation) decreased by 8.8% from U.S.$148.1 million to U.S.$135.0 million. This decrease was mainly due to cost saving initiatives arising from mining only the Kim ore body (Main Lode was closed during fiscal 2012), partly offset by the inclusion of Lawlers (U.S.$20.0 million). Operating costs (excluding amortization and depreciation) at Darlot and Granny Smith were U.S.$21.6 million and U.S.$48.8 million in fiscal 2013, respectively, and nil in fiscal 2012 as the operations were acquired in fiscal 2013.

At the Cerro Corona operation in Peru, operating costs (excluding amortization and depreciation) decreased by 5.9% from U.S.$171.4 million in fiscal 2012 to U.S.$161.3 million in fiscal 2013, mainly due to a decrease in workers statutory participation in profits.

Gold inventory change

The gold inventory credit decreased by 46.4% from U.S.$22.0 million in fiscal 2012 to U.S.$11.8 million in fiscal 2013.

At Tarkwa, the gold inventory credit of U.S.$24.8 million in fiscal 2012 compared with a debit of U.S.$30.8 million in fiscal 2013. The U.S.$30.8 million charge in fiscal 2013 was due to a draw-down of inventory. The U.S.$24.8 million credit in fiscal 2012 was due to a revaluation of inventory during the year.

At Damang, the gold inventory credit increased from U.S.$3.6 million in fiscal 2012 to U.S.$11.1 million in fiscal 2013, both credits due to increases in stockpiles.

At St Ives, the charge of U.S.$14.7 million in fiscal 2012 compared with a credit to costs of U.S.$8.8 million in fiscal 2013. The credit in fiscal 2013 was as a result of a build-up in run-of-mine stockpiles. The charge in fiscal 2012 was as a result of a strategic decision to process stockpiles built-up from the open pits in prior periods while implementing owner mining at the open pits.

At Agnew, the gold inventory charge of U.S.$2.6 million in fiscal 2012 compared with U.S.$1.2 million in fiscal 2013, both charges to cost due to processing of the Songvang open pit stockpile that was built-up in 2011. The charge in fiscal 2013 was partially offset by the addition of the Lawlers stockpiles.

Gold inventory credits at Darlot and Granny Smith in fiscal 2013 were U.S.$1.3 million and U.S.$3.7 million in fiscal 2013, respectively, and nil in fiscal 2012 as the operations were acquired in fiscal 2013.

At Cerro Corona, the gold inventory credit increased from U.S.$11.0 million in fiscal 2012 to U.S.$18.8 million in fiscal 2013, both credits due to a build-up of sulphide inventory during the year.

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

The figures above represent U.S. GAAP depreciation and amortization. However, the Company prepares its financial records in accordance with IFRS and such IFRS information for the Group and by segment is what the Company’s chief operating decision maker reviews in allocating resources and making investment decisions. Therefore, the table and the discussion that follows on depreciation and amortization focuses on such IFRS information which agrees to the geographical and segment information included in Note 26 to the consolidated financial statements.

The table below depicts the changes from December 31, 2011 to December 31, 2012 and December 31, 2012 to December 31, 2013 for proven and probable managed gold and equivalent reserves and for the life of mine for each operation and the resulting impact on the amortization charge in fiscal 2012 and 2013, respectively. The life-of-mine information is based on the operations’ strategic plans, adjusted for proven and probable reserve balances. In basic terms, amortization is calculated using the life of mine for each operation, which is based on: (1) the proven and probable reserves for the operation at the start of the relevant year (which are taken to be the same as at the end of the prior fiscal year and using reserves); and (2) the amount of gold produced by the operation during the year. The ore reserve statement as at December 31, 2013 became effective on January 1, 2014.

	Proved and probable reserves as of			Life of mine		Amortization for the year ended
	December 31, 2011	December 31, 2012	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012	December 31, 2013
	(‘000 oz)			(years)		($ million)
South Africa region
South Deep	30,000	39,100	38,200	80	74	82.4	98.9
West African region
Tarkwa(1)	10,300	10,100	7,300	24	17	125.4	137.6
Damang(2)	3,400	4,100	1,100	16	6	22.8	30.6
Americas region
Cerro Corona(3)	6,100	5,200	3,700	16	10	48.8	48.8
Australasian region
St. Ives	2,800	2,200	2,000	6	6	160.4	194.3
Agnew/Lawlers	1,300	1,200	1,000	7	4	53.7	71.1
Darlot	—	—	200	—	2	—	3.6
Granny Smith	—	—	800	—	7	—	21.0
Corporate and other	—	—	—	—	—	5.7	5.0

Total reserves(4)	53,900	61,900	54,300			499.2	610.9

Notes:

(1)	As of December 31, 2011, December 31, 2012 and December 31, 2013 reserves of 9.310 million ounces, 9.073 million ounces and 6.570 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Tarkwa operation.
(2)	As of December 31, 2011, December 31, 2012 and December 31, 2013 reserves of 3.051 million ounces, 3.681 million ounces and 0.990 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Damang operation.
(3)	As of December 31, 2011, December 31, 2012 and December 31, 2013 reserves of 6.011 million ounces, 5.100 million ounces and 3.683 million ounces of equivalent gold were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Cerro Corona operation.
(4)	As of December 31, 2011, December 31, 2012 and December 31, 2013 reserves of 52.971 million ounces, 57.888 million ounces and 48.608 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the West Africa and Americas operations.

Amortization and depreciation increased by 22.4%, from U.S.$499.2 million to U.S.$610.9 million in 2013.

In South Africa, amortization at South Deep increased by 20.0% from U.S.$82.4 million in 2012 to U.S.$98.9 million in 2013 mainly due to additions to property, plant and equipment and increased production which is used in the calculation of amortization.

At the West African operations, amortization increased by 13.5% from U.S.$148.2 million in 2012 to U.S.$168.2 million in 2013. Tarkwa increased by 9.7% from U.S.$125.4 million to U.S.$137.6 million due to additions to property, plant and equipment and the accelerated depreciation of the North heap leach assets during 2013. Damang increased by 34.2% from U.S.$22.8 million to U.S.$30.6 million due to additions to property, plant and equipment capitalized and increased machine hours of existing assets.

At the Australian operations, amortization increased by 35.5% from U.S.$214.1 million in 2012 to U.S.$290.0 million in 2013. At St Ives, amortization increased by 21.1% from U.S.$160.4 million to U.S.$194.3 million in 2013 due to a 20% increase in more expensive ounces mined underground and a move from the Leviathan pit, which had been fully amortized in earlier years, to new pits in 2013 with deeper cover and higher amortization charges. Agnew increased by 32.4% from U.S.$53.7 million to U.S.$71.1 million mainly due to the inclusion of Lawlers (U.S.$10.0 million). Amortization at Darlot and Granny Smith was U.S.$3.6 million and U.S.$21.0 million in fiscal 2013, respectively, and nil in fiscal 2012 as the operations were acquired in fiscal 2013.

In South America, amortization at Cerro Corona remained constant at U.S.$48.8 million.

The discussion that follows focuses on U.S.GAAP figures as disclosed in the consolidated statement of operations.

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

The major disposals in fiscal 2013 related to the sale of the Vivienne exploration asset in Agnew as well as the sale of redundant assets at St. Ives, Agnew, Cerro Corona, Tarkwa and South Deep, whereas in fiscal 2012, they related to the sale of various redundant assets primarily at St. Ives, La Cima and South Deep.

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

•	U.S.$18.5 million write-downs of stockpiles and consumables to market value at Tarkwa and Damang;

•	U.S.$14.8 million write-off of redundant assets at Tarkwa, Cerro Corona and Agnew;

•	U.S.$29.7 million at the Yanfolila project which was written down to fair value less cost to sell after a decision was made to dispose of the project; and

•	U.S.$9.5 million write-off of the Group’s option payment to Bezant Resources Plc, or Bezant, of (due to the Group’s decision not to pursue the Guinaoang deposit).

The impairment calculations for Damang asset group were based on the following estimates and assumptions:

•	Long-term gold price of U.S.$1,300 per ounce;

•	A real discount rate of 8.0%;

•	Proved and probable reserves as per the most recent life-of-mine plan;

•	Operating costs and capital expenditure estimates as per the most recent life-of-mine plan; and

•	Market value, at U.S.$26 per ounce, used for resource valuation.

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

The interest expense in fiscal 2013 and 2012 comprised:

	Fiscal 2013	Fiscal 2012
	($ million)
Interest on the U.S.$1 billion 4.875% guaranteed notes due October 7, 2020	49.9	49.6
Sibanye Gold guarantee fee	5.0	—
Interest on R1,500 million Nedbank Revolving Credit Facility and various uncommitted facilities	9.2	0.8
Interest on the U.S.$200 million Non-Revolving Senior Secured Term Loan	2.2	3.4
Interest on the U.S.$1 billion Syndicated Revolving credit facility	1.4	7.8
Interest on the Split-tenor Revolving credit facility	—	1.1
Interest on U.S.$500 million syndicated revolving credit facility	—	1.8
Interest on the U.S.$1,440 million term loan and revolving credit facility	18.1	—
Interest on the U.S.$60 million Senior Secured Revolving credit facility	2.2	1.6
Other interest charges	2.7	2.5
Interest capitalized	(18.3)	(13.0)

Interest expense	72.4	55.6

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

(Loss)/gain on financial instruments

Loss on financial instruments decreased from U.S.$0.4 million in fiscal 2012 to U.S.$0.3 million in fiscal 2013.

The loss of U.S.$0.3 million in fiscal 2013 comprised:

$ million
Loss on South Deep forward exchange contract	(1.1)
Gain on Australian oil derivative contracts	0.8

(0.3)

The loss of U.S.$0.4 million in fiscal 2012 comprised:

$ million
Mark-to-market valuation of exploration junior warrants	(1.1)
Gain on Australian oil derivative contracts	0.5
Other	0.2

(0.4)

Foreign exchange gains/(losses)

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

(13.8)

Profit/(loss) on disposal of investments and subsidiaries

During fiscal 2013 and 2012, Gold Fields liquidated certain non-current investments. The profit on disposal of investments decreased from U.S.$27.6 million in fiscal 2012 to U.S.$17.8 million in fiscal 2013.

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

Impairment of investments

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

The above was primarily offset by the following tax-effected charges:

•

U.S.$56.1 million non-deductible expenditure comprising mainly U.S.$13.3 million of impairments, U.S.$8.0 million of facility charges, U.S.$8.2 million of legal and consulting fees, U.S.$5.1 million of stamp duty on the Yilgarn South assets acquisition and U.S.$9.4 million of various Peruvian non-deductible expenses:

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

In January 2013, the Group purchased an associate stake in Bezant for U.S.$7.5 million. The Group’s 21.6% share of after-tax profits in Bezant was U.S.$nil in fiscal 2013.

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

Net loss attributable to noncontrolling interests

Net loss attributable to noncontrolling interests increased from U.S.$1.8 million in fiscal 2012 to U.S.$18.2 million in fiscal 2013. This was mainly due to the impairment charges by the Ghanaian operations as discussed above.

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

Liquidity and Capital Resources

Cash resources

Cash flows from operations—continuing operations

Net cash provided by operations in fiscal 2013 was U.S.$334.3 million compared with U.S.$743.8 million in fiscal 2014, an increase of U.S.$409.5 million.

Gold Fields’ realized gold price decreased from an average of U.S.$1,386 per ounce in fiscal 2013 to an average of U.S.$1,249 per ounce in fiscal 2014. Gold Fields’ realized copper price increased from an average of U.S.$6,575 per tonne in fiscal 2013 to an average of U.S.$6,897 per tonne in fiscal 2014. The decrease in realized gold price, partially offset by the increase in realized copper price resulted in revenue from product sales decreasing by U.S.$37.5 million from U.S.$2,906.3 million in fiscal 2013 to U.S.$2,868.8 million in fiscal 2014.

The increase in net cash provided was due to:

•

a positive movement of U.S.$73.4 million in changes in operating assets and liabilities resulting from a release of working capital of U.S.$8.4 million in fiscal 2013 compared to a release of U.S$81.8 million in fiscal 2014;

•	a decrease of U.S.$11.8 million in production costs from U.S.$1,819.9 in fiscal 2013 to U.S.$1,808.1 million in fiscal 2014;

•	a U.S.$11.1 million decrease in royalties paid from U.S.$99.9 million in fiscal 2013 to U.S.$88.8 million in fiscal 2014 due to lower revenue in South Africa, Ghana and Peru; and

•	a U.S.$192.9 million decrease in taxes paid from U.S.$298.2 in fiscal 2013 to U.S.$105.3 million in fiscal 2014 due to higher taxes paid in fiscal 2013 for fiscal 2012.

Net cash provided by operations in fiscal 2012 was U.S.$750.4 million compared with U.S.$334.3 million in fiscal 2013, a decrease of U.S.$416.1 million.

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

Although revenues from Gold Fields’ South African operation are denominated in U.S. dollars, Gold Fields receives them in Rand, which are then subject to South African exchange control limitations. See “Information on the Company—Environmental and Regulatory Matters—South Africa—Exchange Controls.” As a result, those revenues are generally not available to service Gold Fields’ non-Rand debt obligations or to make investments outside South Africa without the approval of the South African Reserve Bank.

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

Cash flows from operations—discontinued operations

Net cash provided by discontinued operations was U.S.$30.9 million in fiscal 2013. This related to cash provided by Sibanye Gold for two months to February 2013, the date of Spin-off of Sibanye Gold.

Net cash provided by operations decreased from U.S.$409.5 million in fiscal 2012 to U.S.$30.9 million in fiscal 2013. The decrease is due to the fact that results for only two months up to the date of Spin-off of Sibanye Gold were included in fiscal 2013 compared to 12 months in fiscal 2012.

Cash flows from investing activities—continuing operations

Cash utilized in investing activities was U.S.$423.9 million in fiscal 2014, U.S.$680.5 million in fiscal 2013 and U.S.$1,003.7 million in fiscal 2012, respectively. The items comprising these amounts are discussed below:

Capital expenditure decreased by U.S.$63.2 million from U.S.$543.7 million in fiscal 2013 to U.S.$480.5 million in fiscal 2014, mainly due to key infrastructure required for the build-up at South Deep having been completed.

The U.S.$63.2 million decrease in capital expenditure to U.S.$480.5 million in fiscal 2014 from U.S.$543.7 million in fiscal 2013 was mainly due to:

•	decreased capital expenditure at South Deep due to key infrastructure required for the production build-up having been largely completed at the end of December 2013;

•	decreased expenditure at Tarkwa due to lower expenditure on mining fleet; and

•	decreased expenditure at St Ives.

Partially offset by:

•	increased expenditure at Granny Smith, Agnew/Lawlers and Darlot due to the mines being included for a full year in 2014 as opposed to one quarter in 2013.

Expenditure on Gold Fields’ major capital projects in fiscal 2014 included:

•	U.S.$91.9 million on the development and equipping of the South Deep mine as the mine builds to full production as compared to U.S.$202.4 million in fiscal 2013 and U.S.$314.5 million in fiscal 2012;

•	U.S.$10.1 million on new mining equipment at Tarkwa, as compared to U.S.$28.5 million in fiscal 2013 and U.S.$62.5 million in fiscal 2012;

•	U.S.$19.3 million on the tailings storage facility (TSF 5) at Tarkwa compared to U.S.$0.5 million in 2013 and nil million in 2012;

•	U.S.$6.6 million on expenditure on the CIL capacity increase project at Tarkwa, compared to no expenditure in fiscal 2013 and U.S.$1.7 million in fiscal 2012;

•	Nil million on the water treatment plant at Tarkwa, compared to U.S.$14.4 million in fiscal 2013 and U.S.$12.7 million in fiscal 2012;

•	U.S.$5.1 million on the raise of the TSF at Damang as compared to U.S.$7.3 million expenditure in fiscal 2013 and U.S.$2.6 million in fiscal 2012;

•	U.S.$4.1 million on heavy mining equipment at Damang as compared to U.S.$4.5 million expenditure in fiscal 2013 and U.S.$11.1 million in fiscal 2012;

•	U.S.$27.7 million on the tailings storage facility at Cerro Corona, compared to U.S.$26.6 million in fiscal 2013 and U.S.$41.7 million in 2012;

•

U.S.$55.6 million expenditure on development and infrastructure of the Waroonga and New Holland underground complexes at Agnew/Lawlers, compared to U.S.$36.1 million in fiscal 2013 and U.S.$31.7 million in fiscal 2012;

•

U.S.$29.4 million on development of underground mines at St. Ives compared to U.S.$54.7 million in fiscal 2013 and U.S.$91.5 million in fiscal 2012. Athena accounted for U.S.$7.5 million of expenditure in fiscal 2014, as compared to U.S.$18.3 million in 2013 and U.S.$20.8 million in 2012;

•	U.S.$5.3 million on development of the underground mine at Darlot compared to U.S.$0.9 million in fiscal 2013;

•	U.S.$13.1 million on development of the Wallaby underground mine at Granny Smith compared to U.S.$3.2 million in fiscal 2013;

•	U.S.$12.2 million on the plant optimization at Granny Smith; and

•	U.S.$24.2 million of interest capitalized as compared to U.S.$18.3 million in fiscal 2013 and U.S.$13.0 million in fiscal 2012.

Proceeds on the disposal of property, plant and equipment decreased from U.S.$10.4 million in fiscal 2013 to U.S.$4.9 million in fiscal 2014. Proceeds on the disposal of property, plant and equipment were U.S.$1.4 million in fiscal 2012. In all three years, this related to the disposal of various redundant mining assets by the South African and international mining operations.

On October 1, 2013, the Group obtained full control of the Yilgarn South Assets through a sale and purchase agreement. The total consideration transferred for the acquisition of the Yilgarn South Assets was U.S.$135.0 million, as well as equity instruments (28.7 million ordinary shares) amounting to U.S.$127.3 million.

On September 20, 2010, Gold Fields entered into option agreements with Lepanto, a company listed in the Philippines, and Liberty, a private holding company, to acquire a 60% interest in the FSE deposit in the Philippines. The agreements provide Gold Fields with an 18-month option on FSE, during which time Gold Fields will conduct a major drilling program as part of a feasibility study on FSE. As part of the agreement, Gold Fields was required to pay U.S.$10.0 million in option fees to Lepanto and U.S.$44.0 million as a non-refundable down-payment to Liberty upon signing of the option agreements, totaling U.S.$54.0 million, which payments were made during September 2010. During fiscal 2011, Gold Fields paid a further non-refundable down payment of U.S.$66.0 million to Liberty, in accordance with the agreement. On March 22, 2012, Gold Fields exercised its option to acquire 40% of the FSE after making a payment of U.S.$110.0 million. The final payment of U.S.$110.0 million is payable at the expiration of the option period. The total pre-agreed acquisition price for a 60% interest in FSE, inclusive of all of the above payments, is U.S.$340.0 million.

On October 4, 2011, Gold Fields entered into an option agreement with Bezant to acquire the entire issued share capital of Asean Copper Investment Limited, or Asean, which is incorporated in the British Virgin Islands, a wholly owned subsidiary of Bezant. Asean holds Bezant’s entire interest in the Guinaoang porphyry copper-gold deposit (the Mankayan project) located on Luzon Island in the Philippines.

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

On July 2, 2014, Gold Fields sold its 51% interest in Canteras del Hallazgo (entity that housed the Chucupaca project in Peru) for US$81.0 million to Compañía de Minas Buenaventura S.A.A.

Purchase of investments was U.S.$4.4 million in fiscal 2014, U.S.$3.5 million in fiscal 2013 and U.S.$0.8 million in fiscal 2012, respectively.

The investment purchases of U.S.$4.4 million in fiscal 2014 were:

U.S.$ million
Rand Refinery Limited(1)	(3.0)
Purchase of shareholding in Tocqueville Bullion Reserve Limited	(1.4)

(4.4)

Note:

(1)	On July 25, 2014, Rand Refinery announced that its shareholders had approved and certain shareholders have extended to Rand Refinery, a R1.2 billion (U.S.$103.8 million) irrevocable, subordinated loan facility (“the Facility”). The maximum commitment of Gold Fields Operations Limited (“GFO”), a subsidiary of Gold Fields Limited, is R37.3 million (U.S.$3.2 million). In December 2014, GFO advanced R32.0 million (U.S.$3.0 million) to Rand Refinery.

The investment purchases of U.S.$3.5 million in fiscal 2013 were:

U.S.$ million
Purchase of additional shareholding in Rand Refinery Limited	(1.1)
Purchase of shareholding in Aurigin Resources Incorporated	(1.7)
Purchase of shareholding in Clancy Exploration Limited	(0.5)
Purchase of shareholding in Cascadero Copper Corporation	(0.2)

(3.5)

The investment purchases of U.S.$0.8 million in fiscal 2012 were:

U.S.$ million
Purchase of shareholding in Cascadero Copper Corporation	(0.1)
Purchase of shareholding in Atacama Pacific Gold Corporation—conversion of warrants	(0.7)

(0.8)

Proceeds from the sale of listed investments were U.S.$6.4 million in fiscal 2014, U.S.$35.0 million in fiscal 2013 and U.S.$65.4 million in fiscal 2012, respectively.

The investment disposals comprising the U.S.$6.4 million in fiscal 2014 were:

U.S.$ million
Sale of shares in Robust Resources Limited	4.6
Sale of the Group’s interest in Talas (exploration project in Kyrgyztan)	1.8

6.4

The investment disposals comprising the U.S.$35.0 million in fiscal 2013 were:

U.S.$ million
Sale of shares in Northam Platinum Limited	32.9
Sale of shares in Timpetra Resources Limited	1.2
Repayment of loans advanced to GBF Underground Mining Company	0.9

35.0

The investment disposals comprising the U.S.$65.4 million in fiscal 2012 were:

U.S.$ million
Sale of shares in Evolution Mining Limited	25.5
Sale of shares in GoldQuest Mining Corporation	22.9
Sale of shares in Atacama Pacific Gold Corporation	15.0
Sale of shares in Africo Resources Corporation Limited	0.1
Repayment of loans advanced to GBF Underground Mining Company	1.9

65.4

For its South African and Ghanaian operations (from fiscal 2013), Gold Fields contributes to environmental trust funds it established to provide for any environmental rehabilitation obligations and expected closure costs relating to its mining operations. The amounts invested in the trust funds are classified as non-current assets and any income earned on these assets is accounted for as interest income. The amount required to be contributed each year is calculated pursuant to a statutory formula, and can vary depending on how the fund’s investments performed, the lives of mines and various other factors. During fiscal 2014, Gold Fields contributed U.S.$7.1 million to the environmental trust fund comprising U.S.$0.5 million contributed by the South African operation and U.S.$6.6 million contributed by the Ghanaian operation, compared to U.S.$15.4 million contributed in fiscal 2013 comprising U.S.$0.9 million contributed by the South African operation and U.S.$14.5 million contributed by the Ghanaian operation and U.S.$0.6 million from the South African operation only in fiscal 2012. For the Australasia and Americas operations, Gold Fields does not contribute to a trust fund.

Cash flows from investing activities—discontinued operations

Cash utilized in investing activities was U.S.$54.9 million in fiscal 2013. This related to cash utilized by Sibanye Gold for two months to February 2013, the date of Spin-off of Sibanye Gold.

Cash utilized in investing activities decreased from U.S.$381.8 million in fiscal 2012 to U.S.$54.9 million in fiscal 2013. The decrease is due to the fact that results for only two months up to the date of Spin-off of Sibanye Gold were included in fiscal 2013 compared to 12 months in fiscal 2012.

Cash flows from financing activities—continuing operations

Net cash utilized by financing activities was U.S.$168.2 million in fiscal 2014 as compared to cash provided of U.S.$30.3 million in fiscal 2013 and cash utilized of U.S.$398.9 million in fiscal 2012. The items comprising these amounts are discussed below:

Long- and short-term loans received were U.S.$463.9 million in fiscal 2014, U.S.$3,177.7 million in fiscal 2013 and U.S.$936.3 million in fiscal 2012.

The U.S.$463.9 million in loans received in fiscal 2014 comprised:

U.S.$ million
Draw down under the La Cima revolving senior secured credit facility	42.0
Draw down under the U.S.$70 million senior secured revolving credit facility	35.0
Draw down under the U.S.$1,510 million term loan and revolving credit facilities	41.5
Draw down under the R500 million Rand Merchant Bank revolving credit facility	46.2
Draw down under the Short-term rand credit facilities	299.2

463.9

The U.S.$3,177.7 million in loans received in fiscal 2013 comprised:

U.S.$ million
Draw down under the U.S.$60 million senior secured revolving credit facility	35.0
Draw down under the U.S.$1,510 million term loan and revolving credit facilities	893.0
Draw down under the R1,500 million Nedbank revolving credit facility	155.5
Draw down under the Short-term rand credit facilities	2,094.2

3,177.7

The U.S.$936.3 million in loans received in fiscal 2012 comprised:

U.S.$ million
Draw down under the U.S.$1 billion syndicated revolving credit facility	666.0
Draw down under the U.S.$500 million syndicated revolving credit facility	244.0
Draw down under the U.S.$60 million senior secured revolving credit facility	23.0
Draw down under the various rand credit facilities	3.3

936.3

Long- and short-term loans repaid were U.S.$591.8 million in fiscal 2014, U.S.$2,971.3 million in fiscal 2013 and U.S.$975.9 million in fiscal 2012.

The U.S.$591.8 million in loans repaid in fiscal 2014 comprised:

U.S.$ million
U.S.$200 million non-revolving senior secured term loan	70.0
U.S.$70 million senior secured revolving credit facility	35.0
U.S.$1,510 million term loan and revolving credit facilities	189.0
R500 million Rand Merchant Bank revolving credit facility	21.6
Short-term Rand credit facilities	276.2

591.8

The U.S.$2,971.3 million in loans repaid in fiscal 2013 comprised:

U.S.$ million
U.S.$1 billion syndicated revolving credit facility	104.0
U.S.$500 million syndicated revolving credit facility	666.0
U.S.$200 million non-revolving senior secured term loan	40.0
U.S.$1,510 million term loan and revolving credit facilities	119.5
Short-term Rand credit facilities	2,041.8

2,971.3

The U.S.$975.9 million in loans repaid in fiscal 2012 comprised:

U.S.$ million
Split-tenor revolving racility	500.0
U.S.$500 million syndicated revolving credit facility	140.0
U.S.$1 billion syndicated revolving credit facility	220.0
U.S.$200 million non-revolving senior secured term loan	40.0
U.S.$60 million senior secured revolving credit facility	73.0
Borrowings under various rand facilities	2.9

975.9

For a description of Gold Fields’ various credit facilities, see “—Credit Facilities and Other Capital Resources”.

U.S.$2.0 million, U.S.$6.8 million and U.S.$27.7 million of noncontrolling shareholder loans were received in fiscal 2014, fiscal 2013 and fiscal 2012, respectively, from Buenaventura which holds a 49% noncontrolling interest in Canteras del Hallazgo, the company that owns the Chucapaca project in Peru.

During fiscal 2013, Gold Fields purchased an additional noncontrolling interest of 0.9% in La Cima for U.S.$12.8 million. During fiscal 2012, Gold Fields purchased 0.1% in La Cima for U.S.$0.8 million and the noncontrolling interest of 40% in the Talas project from Orsu Metals Corporation for U.S.$10.0 million. There was no additional buy-out of La Cima’s noncontrolling interest during fiscal 2014.

Dividends paid amounted to U.S.$29.8 million in fiscal 2014 compared to U.S.$61.2 million in fiscal 2013 and U.S.$364.2 million in fiscal 2012. Dividend payments amounted to R324.2 million, or 42 SA cents per ordinary share, in fiscal 2014, R557.9 million, or 75 SA cents per ordinary share, in fiscal 2013 and R2,846.3 million, or 390 SA cents per ordinary share, in fiscal 2012.The decrease in dividends paid in fiscal 2014 was due to lower normalized earnings.

During fiscal 2014, Tarkwa and La Cima paid dividends to noncontrolling shareholders amounting to U.S.$10.6 million, compared with U.S.$1.1 million paid by Tarkwa and La Cima and U.S.$11.5 million paid by Tarkwa, Damang and La Cima in fiscal 2013 and fiscal 2012, respectively.

During the six-month period ended December 31, 2010, Gold Fields implemented three empowerment transactions which included a broad-based BEE transaction for 10.0% of South Deep. The South Deep transaction amounted to U.S.$115.5 million and was made up of a preferred BEE dividend of U.S.$21.2 million and an equity component equivalent to U.S.$94.3 million. Under the South Deep transaction, a wholly owned subsidiary company of Gold Fields was created to acquire 100% of the South Deep asset from GFIMSA. The new company then issued 10 million Class B ordinary shares representing 10.0% of South Deep’s net worth to a consortium of BEE partners. Class B ordinary shareholders are entitled to a dividend of R2 per share. During fiscal 2014, 2013 and 2012, U.S.$1.9 million, U.S.$2.2 million and U.S.$2.5 million of the Class B dividend was paid, respectively.

In fiscal 2014, U.S.$nil was received as a result of share options exercised, as compared to U.S.$0.8 million and U.S.$2.0 million in fiscal 2013 and 2012, respectively.

In fiscal 2013, cash of U.S.$106.4 million relating to discontinued operations was transferred to Sibanye Gold on Spin-off.

Cash flows from financing operations by discontinued operations

Net cash provided by financing activities was U.S.$39.0 million in fiscal 2013. This related to cash provided by Sibanye Gold for two months to February 2013, the date of Spin-off of Sibanye Gold.

Net cash provided by financing activities decreased from U.S.$514.7 million in fiscal 2012 to U.S.$39.0 million in fiscal 2013. The decrease is due to the fact that results for only two months up to the date of unbundling were included in fiscal 2013 compared to 12 months in fiscal 2012.

Net decrease in cash and cash equivalents

As a result of the above, net cash provided after accounting for the effect of exchange rate on cash and cash equivalents was U.S.$133.0 million in fiscal 2014, compared with net cash utilized of U.S.$330.6 million in fiscal 2013 and U.S.$88.4 million in fiscal 2012, respectively.

The resultant cash and cash equivalents at December 31, 2014, December 31, 2013 and December 31, 2012 was U.S.$458.0 million, U.S.$325.0 million and U.S.$655.6 million, respectively.

Credit Facilities and Other Capital Resources

As at December 31, 2014, Gold Fields had committed, unutilized banking facilities of U.S.$1,016.9 million available under the following facilities, details of which are discussed below:

•	U.S.$884.0 million available under the U.S.$1,510 million term loan and revolving credit facilities;

•	U.S.$33.0 million available under the La Cima revolving senior secured credit facility;

•	U.S.$35.0 million available under the U.S.$70 million senior secured revolving credit facility; and

•	U.S.$64.9 million (R750.0 million) available under various committed revolving credit facilities discussed further below.

Subsequent to year end, on January 19, 2015, a further U.S.$75.0 million became available under the La Cima revolving senior secured credit facility.

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

U.S.$200 million Non-revolving Senior Secured Term Loan

On September 17, 2010, La Cima entered into a non-revolving senior secured term loan for up to U.S.$200 million with The Bank of Nova Scotia and Banco de Crédito del Perú. The purpose of this facility was to (i) repay La Cima’s outstanding subordinated loans with its affiliates, and (ii) to finance its working capital requirements.

On September 22, 2010, the lenders advanced U.S.$200 million to La Cima under this facility. The facility amount was to be repaid in 20 equal quarterly installments of U.S.$10 million each. The final maturity date of this facility was five years from the disbursement date.

Borrowings under the non-revolving senior secured term loan were secured by first-ranking assignments of all rights, title and interest in all of La Cima’s concentrate sale agreements. In addition, the offshore and onshore collection accounts of La Cima would be subject to an Account Control Agreement and a first ranking charge in favor of the lenders. This facility would be non-recourse to the rest of the Gold Fields group. The loan bore interest at LIBOR plus a margin of 2.0% per annum.

On December 19, 2014, the outstanding balance of US$40.0 million under this facility was refinanced by drawing down under the La Cima revolving senior secured credit facility as detailed below. This facility was also canceled on December 19, 2014.

The outstanding balance at December 31, 2014 was U.S.$nil compared with U.S.$70.0 million at December 31, 2013 and U.S.$110.0 million at December 31, 2012.

U.S.$70 million Senior Secured Revolving Credit Facility

On December 22, 2010, GF Ghana and Abosso entered into a U.S.$60 million reducing senior secured revolving credit facility, which facility became available on February 21, 2011. The available facility amount reduces annually on the anniversary date, being February 21, from U.S.$60 million to U.S.$43 million to U.S.$35 million in the last and final year, with the final maturity date being February 21, 2014. The final maturity date was subsequently extended to May 21, 2014. This facility is for (i) general corporate purposes, (ii) working capital purposes and/or (iii) capital expenditure purposes, including the purchase of a mining fleet.

On May 6, 2014, the facility was amended and increased to US$70 million. The final maturity date of the amended facility is three years from the financial close date.

During fiscal 2014, the outstanding balance of US$35.0 million under the initial facility was refinanced by drawing down US$35.0 million under the amended facility.

The outstanding borrowings for GF Ghana on December 31, 2014, December 31, 2013 and December 31, 2012 were U.S.$35.0 million, U.S.$35.0 million and U.S.$nil, respectively.

The loan bears interest at LIBOR plus a margin of 2.40% per annum. The borrowers are required to pay a quarterly commitment fee of 1.00% per annum.

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

La Cima revolving senior secured credit facility

On December 16, 2014, La Cima entered into a revolving senior secured credit facility for up to U.S.$200 million. The purpose of this facility was to refinance the U.S.$200 million non-revolving senior secured term loan, to finance its working capital requirements and for general corporate purposes. The final maturity date of this facility is three years from the agreement date. On the agreement date, the total commitments under this facility amounted to U.S.$75.0 million.

The loan bears interest at LIBOR plus a margin of 1.625% per annum. Borrowings under the revolving senior secured credit facility are secured by first-ranking assignments of all rights, title and interest in all of La Cima’s concentrate sale agreements. In addition, the offshore and onshore collection accounts of La Cima are subject to an account control agreement and a first-ranking charge in favour of the lenders. This facility is non-recourse to the rest of the Gold Fields Group.

Where the utilization under this facility is less than or equal to U.S.$66,666,666, a utilization fee of 0.075% per annum will be payable on the amount of utilizations. Where the utilization under this facility is greater than U.S.$66,666,666 and less than or equal to U.S.$133,333,333, a utilization fee of 0.15% per annum will be payable on the amount of utilizations. Where the utilization under this facility is greater than U.S.$133,333,333, a utilization fee of 0.25% per annum will be payable on the amount of utilizations. Such utilization fee is payable quarterly in arrears.

The borrowers are required to pay a quarterly commitment fee of 0.65% per annum on the undrawn amount.

The outstanding balance under this facility at December 31, 2014 was U.S.$42.0 million.

Subsequent to year-end, on January 19, 2015, total commitments were increased by U.S.$75.0 million to US$150.0 million.

Other Short-Term Credit Facilities

The Group utilized uncommitted loan facilities from some of the major banks to fund the capital expenditure and working capital requirements of the South African operations.

These facilities have no fixed terms, are short-term in nature and interest rates are market related. Borrowings under these facilities are guaranteed by Gold Fields.

The outstanding borrowings of Gold Fields under these facilities at December 31, 2014 were U.S.$65.2 million (December 31, 2013: U.S.$46.5 million).

R1.0 billion Long-Term Revolving Credit Facilities

GFO and GFIJVH, or the Borrowers, entered into various revolving credit facilities with some of the major banks with three-year tenors. The purpose of the facilities is to finance capital expenditure, general corporate and working capital requirements.

The Borrowers are required to pay a commitment fee of between 1% and 1.05% per annum on the undrawn and uncanceled amounts of the facilities, calculated and payable semi-annually in arrears.

In summary, the facilities are:

•	a R500.0 million (U.S.$43.3 million) revolving credit facility entered into on June 19, 2013 and maturing on June 19, 2016 at JIBAR plus 2.5%, or the RMB RCF; and

•	a R500.0 million (U.S.$43.3 million) revolving credit facility entered into on December 20, 2013 and maturing on December 20, 2016 at JIBAR plus 2.75%, or the Standard Bank Facility.

Borrowings under these facilities are guaranteed by Gold Fields, GFO, GFH, Orogen and GFIJVH.

These facilities were unutilised during the year ended December 31, 2013.

The outstanding balance under the facilities at December 31, 2014 was R250.0 million (US$21.6 million).

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

Each of Gold Fields and the other Guarantors have entered into an indemnity agreement (“the Indemnity Agreement”) in favor of Sibanye Gold in order to indemnify Sibanye Gold, with effect from the Spin-off Date, against any loss caused to Sibanye Gold in circumstances where Sibanye Gold is required to make a payment to noteholders or the trustee of the Notes by virtue of its guarantee of the Notes (whether such loss is made prior to or after the Spin-off Date or whether the circumstances giving rise to such loss arose prior to or after such date). The Indemnity Agreement will remain in place for as long as Sibanye Gold’s guarantee obligations under the Notes remain in place, which is the redemption date of the Notes unless Sibanye Gold is released as a guarantor by the trustee of the Notes.

On March 12, 2015, Orogen launched the Consent Solicitation. A meeting of Note holders seeking to approve the Consent Solicitation was held on April 7, 2015 and was adjourned due to lack of a quorum to April 22, 2015. There can be no guarantee that the Consent Solicitation will be approved and that Sibanye Gold will be released as Guarantor of the Notes. If the Consent Solicitation is not approved, Sibanye Gold wlil continue to be a Guarantor of the Notes and the Indemnity Agreement will remain in place.

U.S.$1,510 million Term Loan and Revolving Credit Facility

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

On June 18, 2014, the agreement was amended and Facility A was increased to U.S.$120 million while Facility C was increased to U.S.$670 million. US$75 million of Facility A matures on November 28, 2015 and the remaining portion of U.S.$45 million matures on November 28, 2017. Facility C matures on November 28, 2017.

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

Where the utilization under Facility B is less than or equal to 33  1/3%, a utilization fee of 0.20% per annum will be payable on the amount of utilizations. Where the utilization under Facility C is greater than 33  1/3% and less than or equal to 66  2/3%, a utilization fee of 0.40% per annum will be payable on the amount of utilizations. Where the utilization under Facility C is greater than 66  2/3%, a utilization fee of 0.60% per annum will be payable on the amount of utilizations. Such utilization fee is payable quarterly in arrears. The borrowers are required to pay a quarterly commitment fee of 0.90% per annum under Facility B on the undrawn amount.

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

The outstanding balance under this facility at December 31, 2014 was $626.0 million (December 31, 2013: $773.5 million.)

Borrowings under the U.S.$1,510 million facility are guaranteed by Gold Fields, GF Holdings, Orogen, GFO and GFIJVH.

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

The outstanding balance under this facility at December 31, 2014 was $129.8 million (December 31, 2013: $145.1 million).

Borrowings under the facility are guaranteed by Gold Fields, GFO, GFH, Orogen and GFIJVH.

Contractual obligations and commitments as at December 31, 2014

	Payments due by period
	Total	Less than 12 months	12-36 months	36-60 months	After 60 months
	($ millions)
Long-term debt
Notes Issue
Capital	1,000.0	—	—	—	1,000.0
Interest	281.8	48.8	97.5	97.5	38.0
La Cima revolving senior secured credit facility
Capital	42.0	—	42.0	—	—
Interest	2.3	0.8	1.5	—	—
U.S.$1,510 million term loan and revolving credit facility
Capital	626.0	75.0	551.0	—	—
Interest	43.9	16.2	27.7	—	—
U.S.$70 million senior secured revolving credit facility
Capital	35.0	—	35.0	—	—
Interest	2.1	0.9	1.2	—	—
R1,500 million Nedbank revolving credit facility
Capital	129.8	—	—	129.8	—
Interest	35.3	11.1	22.2	2.0	—
R500 million Rand Merchant Bank revolving credit facility
Capital	21.6	—	21.6	—	—
Interest	2.8	1.9	0.9	—	—
Short term Rand credit facilities
Capital	65.2	65.2	—	—	—
Interest	4.9	4.9	—	—	—
Operating lease obligations—building	7.4	3.1	3.5	0.8	—

Other long-term obligations
Environmental obligations—undiscounted(1)	390.8	—	5.3	23.8	361.7

Total contractual obligations	2,690.9	227.9	809.4	253.9	1,399.7

Note:

(1)	Gold Fields makes full provision for all environmental obligations based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the balance sheet date. Management believes that the provisions made for environmental obligations are adequate to cover the expected volume of such obligations. See “—Critical Accounting Policies and Estimates—Environmental rehabilitation costs.”

	Amounts of commitments expiring by period
	Total	Less than 12 months	12-36 months	36-60 months	After 60 months
	($ millions)
Other commercial commitments
Guarantees(1)	0.1	0.1	—	—	—
Capital expenditure	120.5	120.5	—	—	—

Total commercial commitments	120.6	120.6	—	—	—

Notes:

(1)	Guarantees consist of numerous obligations. Guarantees consisting of U.S.$67.0 million committed to guarantee Gold Fields’ environmental obligations with respect to its West African, American and Australasian operations are fully provided for under the provision for environmental rehabilitation and are not included in the amount above.

Working capital

Management believes that Gold Fields’ working capital resources, by way of internal sources and banking facilities, are sufficient to fund Gold Fields’ currently foreseeable future business requirements.

Off balance sheet items

At December 31, 2014, Gold Fields had no material off balance sheet items.

Recent Developments

See “Information on the Company—Overview—Developments since December 31, 2013”.

Trend and Outlook

In fiscal 2015, Gold Fields expects the trends discussed in “—Overview” to continue to have an impact on the business going forward.

The trend and outlook below are based on management accounts, which are prepared in accordance with International Financial Reporting Standards.

Gold production for the fiscal year ending December 31, 2015 is expected to be approximately 2.2 million attributable equivalent ounces. The all-in-sustaining cost is estimated at U.S.$1,055 per ounce and total all-in cost is estimated at U.S.$1,075 per ounce. These estimates are based on an average exchange rate of R11.50 per U.S.$1.00 and U.S.$0.80 per A$1.00.

The above is an estimate subject to change based on a number of factors. For further information on these factors, see “Forward-looking Statements” and “Risk Factors”. The estimated financial information has not been reviewed and reported on by Gold Fields’ auditors.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors

Gold Fields’ directors and their ages and positions are:

Name	Age	Position	Term Expires(1)
Cheryl A. Carolus	56	Non-executive Chair	May 2015
Nicholas J. Holland	56	Executive Director and Chief Executive Officer	May 2017
Paul A. Schmidt	47	Executive Director and Chief Financial Officer	May 2017
Kofi Ansah	70	Non-executive Director	May 2017
Alan R. Hill	72	Non-executive Director	May 2015
Richard P. Menell	59	Non-executive Director	May 2015
David N. Murray	70	Non-executive Director	May 2016
Donald M. J. Ncube	67	Non-executive Director	May 2016
Gayle M. Wilson	70	Non-executive Director	May 2016

Note:

(1)	Terms expire on the date of the annual general meeting in that year.

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

The Memorandum of Incorporation does not provide for a mandatory retirement age for directors. However, Gold Fields’ Board charter specifies the retirement age to be 72 years with an extension of 12 months in the year a director turns 72 years of age.

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

Executive Directors

Nicholas J. Holland BCom, BAcc, Witwatersrand; CA (SA)

Executive Director and Chief Executive Officer. Mr. Holland has been an Executive Director of Gold Fields since April 14, 1998 and became Chief Executive Officer on May 1, 2008. He served as Executive Director of Finance from April 1997. On April 15, 2002, his title changed to Chief Financial Officer until April 30, 2008. Mr. Holland has more than 35 years’ experience in financial management and over 25 years of experience in the mining industry. Prior to joining Gold Fields, he was Financial Director and Senior Manager of Corporate Finance of Gencor Limited and a Director of Rand Refinery from July 12, 2000 until September 30, 2008. He remained an alternate director until February 2013.

Paul A. Schmidt BCom, Witwatersrand; BCompt (Hons), UNISA; CA (SA)

Executive Director and Chief Financial Officer. Mr. Schmidt was appointed Chief Financial Officer on January 1, 2009 and joined the Board on November 6, 2009. Prior to this, Mr. Schmidt was acting Chief Financial Officer from May 1, 2008. Prior to this appointment, Mr Schmidt was financial controller for Gold Fields from April 1, 2003. He has more than 19 years’ experience in the mining industry. Mr. Schmidt holds no other directorships.

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

Kofi Ansah BSc (Mechanical Engineering) UST Ghana; MSc (Metallurgy) Georgia Institute of Technology, United States of America

Mr. Ansah was appointed a Director of Gold Fields in April 2004. He also serves as a Director of Ecobank (Ghana) Limited. From 1984 to 1999, Mr. Ansah was the Chief Executive of the Minerals Commission Accra in Ghana where his key responsibilities included advising on matters relating to the exploration and exploitation of all mineral resources in Ghana. Mr. Ansah is currently a Mining & Energy Consultant, in which capacity he provides general advice to mining and power companies and negotiates with service providers as well as regulatory authorities.

Alan R. Hill B.Sc (Hons), M. Phil (Rock Mechanics), Leeds University, United Kingdom

Mr Hill joined the Board on August 21, 2009. From 2004 to 2007, Mr Hill was the non-executive chairman of Alamos Gold Limited and, from 2005 to 2009, he held the position of President and CEO of Gabriel Resources Limited. Both companies are involved in gold exploration and development. Mr Hill’s mining career started on the Zambian Copperbelt, following which he joined Noranda, Inc. where he managed gold and nickel mines. He worked as a consultant for a short period, before joining Camflo Mines in 1981, which merged with Barrick Gold in 1984. Mr Hill joined Barrick as part of the merger and spent 19 years with Barrick and was instrumental in its considerable growth, having played a pivotal role in its various merger and acquisition initiatives through the years. He retired from Barrick in 2003 as its Executive Vice President, Development. He has served as Non-Executive Chairman of Teranga Gold Corporation since April 20, 2013, having previously served as its Executive Chairman since September 2012 as well as Chairman and CEO since the company was founded in October 2010.

Richard P. Menell BA (Hons), MA (Natural Sciences, Geology), Trinity College, Cambridge, United Kingdom; M.Sc. (Mineral Exploration and Management), Stanford University, California, United States of America

Mr. Menell has been a Director of Gold Fields since October 8, 2008. He has over 36 years’ experience in the mining industry. Previously, he has been the President and Member of the Chamber of Mines of South Africa, President and Chief Executive Officer of TEAL Exploration & Mining Inc., Chairman of Anglovaal Mining Limited and Avgold Limited, Chairman of Bateman Engineering, Deputy Chairman of Harmony Gold Limited and African Rainbow Minerals and Executive Chairman of Anglovaal Mining Limited and Avgold Limited. He is currently a director of Weir Group Plc and Senior Advisor to Credit Suisse Securities Johannesburg, a director of Rockwell Diamonds Inc., the National Business Initiative and the Tourism Enterprise Partnership. Mr. Menell is a Trustee of Brand South Africa and a Council Member of Business Leadership South Africa. He is also Chairman of the City Year South Africa Citizen Service Organization, the Carrick Foundation and the Palaeontological Scientific Trust. Mr. Menell became a director of Sibanye Gold with effect from January 1, 2013.

David N. Murray BA Hons Econ; MBA (UCT)

Mr. Murray joined the Board on January 1, 2008. He has more than 39 years’ experience in the mining industry and has been Chief Executive Officer of Rio Tinto Portugal, Rio Tinto Brazil, TVX Gold Inc., Avgold Limited and Avmin Limited. He also served as a non-executive Director of Ivernia, Inc.

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

Executive Officers

Alfred Baku (48) MSc (Mining Engineering), University of Mines and Technology, Statutory Mines Manager certificate, Ghana Mines Department of Minerals Commission, Executive Education, University of Virginia, Darden School of Business, USA and member of the Australian Institute of Mining Metallurgy (AusIMM)

Executive Vice President: West Africa. Mr. Baku was appointed Executive Vice President: West Africa effective March 1, 2013. Prior to this appointment, Mr. Baku was Senior Vice President for Gold Fields West Africa since August 1, 2013. He was the Vice President: Operations for Gold Fields Ghana from July 1, 2011 until August 1, 2013. In 2008, he became the first Ghanaian to be appointed the General Manager of Damang Operations and subsequently the Tarkwa mine’s General Manager in 2010.

Ernesto Balarezo (47) MSc Industrial Management, BSc Industrial Engineering, Texas A&M University, Management Studies, Wharton School of Business, Management Studies, Harvard University

Executive Vice President: America. Mr. Balarezo joined Gold Fields effective March 11, 2013 as Executive Vice President: America. He has 22 years of professional experience at industrial and mining companies with a focus on finance and operations. Prior to joining Gold Fields, Mr. Balarezo was the Vice-President: Operations of Hochschild Mining plc, or Hochschild. In this capacity, he was responsible for overseeing the Hochschild group’s six silver and gold mining operations in Peru, Argentina and Mexico, as well as its growth projects. He had 9,000 employees under his management. He joined Hochschild in 2007 as General Manager of the Mexican operation before being promoted to General Manager for Peru in 2008 and Vice President of Operations in 2010. Prior to Hochschild, Ernesto worked at other subsidiaries of the Hochschild group since 1997, including at Hochschild’s cement subsidiary, Cementos Pacasmayo, as deputy CEO.

Naseem A. Chohan (54) BE (Electronic), University of Limerick

Executive Vice President: Sustainable Development. Mr. Chohan was appointed to the position of Senior Vice President: Sustainable Development on September 13, 2010. Mr. Chohan was previously self-employed as a consultant to various companies and, prior to that, spent 25 years at De Beers. When he left DeBeers in 2009, he was acting as Group Consultant, Sustainability and ECOHS (Environment, Community, Occupational Health and Hygiene and Safety).

Taryn L. Harmse (42) BCom LLB, University of Johannesburg, Advanced Corporate Law I & II Certificate, University of Witwatersrand

Executive Vice-President: General Counsel. Ms. Harmse was appointed Executive Vice-President: General Counsel on May 1, 2014. Ms. Harmse was appointed as Company Secretary on August 1, 2013, and resigned from the position on September 15, 2014. She previously served as Assistant General Counsel and Vice President, Group Legal. Before joining Gold Fields, Ms. Harmse was an Associate with Linklaters LLP in London, having completed her articles at Hofmeyr Herbstein Gihwala (now DLA Cliffe Dekker Hofmeyr). She was admitted as an attorney to the High Court of South Africa in 2000.

Brett J. Mattison (36) BComm (Hons) Law, BAcc, University of Stellenbosch; Masters in Law, Higher Tax Diploma, University of Johannesburg; Exec. MBA (PLD), Harvard Business School

Executive Vice-President: Strategy, Planning and Corporate Development. Mr. Mattison was appointed Executive Vice-President: Strategy, Planning and Corporate Development effective May 1, 2013. He began his career with Gold Fields in 2001 as part of the Global Legal team providing commercial, legal and tax structuring advice in relation to various global transactions. He subsequently joined the Corporate Development team in 2005 where he worked for six years in South Africa, Peru and Australia until 2010. In late 2010, Mr. Mattison was appointed as the Country Manager of the Philippines tasked with the mandate of setting up Gold Fields’ activities in the Philippines. Most recently, he has been in the role of Vice President of Special Projects tasked with setting out the groundwork for the Gold Fields strategy sessions.

Nico Muller (48), BSC Mining Engineering, University of Pretoria

Executive Vice President: South Africa. Mr Muller joined Gold Fields as Executive Vice President: South Africa on October 1, 2014. Prior to joining Gold Fields, he was with Royal Bafokeng Platinum where he held the position of Chief Operating Officer since January 2009. He has extensive technical mechanized mining experience, having held various positions in the mining industry while employed at De Beers, Avgold and Two Rivers Platinum.

Avishkar Nagaser (31), BBusSc Finance and Economics, University of KwaZulu-Natal

Executive Vice President: Investor Relations and Corporate Affairs. Mr. Nagaser joined Gold Fields as Executive Vice President: Investor Relations and Corporate Affairs in January 2015. Before joining Gold Fields, he was with Merrill Lynch from 2012 to 2014 and Macquarie from 2007 to 2012, where he held the position of gold and platinum equity research analyst.

Lee-Ann N. Samuel (37) BA Psychology and Honors Political Science, University of Johannesburg, Global Remuneration Practitioner (GRP), WorldatWork, USA

Executive Vice President: People and Organizational Effectiveness. Mrs. Samuel joined Gold Fields in 2009 as Vice President, Group Remuneration and Employee Benefits, and, effective March 1, 2013, she was promoted to Executive Vice President: People and Organizational Effectiveness. Lee-Ann has 15 years of Human Resources experience in financial services, mining and telecommunications. Prior to joining Gold Fields, Mrs. Samuel worked as Head of People Development at Telkom Media, a subsidiary of Telkom, for three years. Her overall responsibility is to provide strategic direction for the Human Resources discipline at Gold Fields, including the development of Human Resource policies to ensure alignment with the strategy for the Group, as well as external trends and demands impacting on HR.

Richard M. Weston (63) FAIMM, CPEng, IEA. MSc Mining Geomechanics, UNSW; GDM, UCQ; BE (Civil), Sydney University

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

Former Executive Officers

Michael D. Fleischer (54) BProc, University of Witwatersrand

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

Jan W. Jacobsz (53) BA, University of Johannesburg (previously Rand Afrikaans University)

Senior Vice President: Investor Relations and Corporate Affairs. Mr. Jacobsz was appointed Senior Vice President: Investor Relations & Corporate Affairs, as well as a member of the Group executive committee, on April 15, 2002. In addition Mr. Jacobsz held the portfolio of Group Sustainable Development from 2002 to 2005. Prior to that, Mr. Jacobsz was Senior Manager: Investor Relations & Corporate Affairs; Program Manager of Gold Fields’ Group Transformation Program at Gold Fields of South Africa Limited, and Administrator of the Gold Fields Foundation. Mr Jacobsz returned to North America effective December 1, 2014 to focus on and strengthen Gold Fields’ North American investor base.

Kgabo F. L. Moabelo (44) B.Admin (Honors) in Industrial Psychology, University of South Africa, MSc in Engineering Business Management, University of Warwick

Managing Executive: South Africa. Mr. Kgabo Moabelo was appointed Managing Executive: South Africa effective March 1, 2013. Prior to that, Mr. Moabelo had served as Executive Vice President, People and Organizational Effectiveness since August 1, 2011 after having joined Gold Fields on October 1, 2010 as Senior Vice President, Human Resources. Before joining Gold Fields, he was the HR Director for Africa and Levant at Cisco Systems, the IT Group from 2008 to 2010. Prior to Cisco Systems, he was the Human Resources Director for Standard Bank overseeing the Global Personal and Business Banking, Credit and Support Services from 2005 to 2008. Mr Moabelo has extensive HR experience within the mining and energy industries, having also worked for Anglo Platinum between 1992 and 2005 and Eskom, respectively. Mr Moabelo resigned from Gold Fields on July 31, 2014.

Company Secretary

Lucy M. M. Mokoka (43) BJuris, University of Durban-Westville and LLB degree, University of Pretoria

Company Secretary. Ms. Lucy Mokoka was appointed Company Secretary of Gold Fields Limited on September 16, 2014. Prior to joining Gold Fields, Ms. Mokoka was General Manager: Company Secretary, for MTN South Africa from October 1, 2010 to September 15, 2014 and Director: Company Secretarial at the Standard Bank between January 2009 and December 2009. Ms. Mokoka is an admitted attorney and has held various roles as a Company Secretary and Legal Advisor. Her career includes roles as Company Secretary for Ithala Limited, Tongaat-Hulett and Standard Bank. She has also acted as legal advisor to the South African Revenue Service and the State Attorney’s office.

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

Donald M. J. Ncube

Gayle M. Wilson

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

Alan R Hill

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

David N. Murray

Gayle M. Wilson

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

Alan R. Hill

Richard P. Menell

David N. Murray

Gayle M. Wilson

Executive Committee

Gold Fields’ Executive Committee meets on a regular basis to discuss and make decisions on strategic and operating issues facing Gold Fields. The current composition of the Executive Committee is as follows:

Name	Position

Nicholas J. Holland	Chief Executive Officer

Paul A. Schmidt	Chief Financial Officer

Brett J. Mattison	Executive Vice President: Strategy, Planning and Corporate Development

Nico Muller	Executive Vice President: South Africa

Alfred Baku	Executive Vice President: West Africa

Ernesto Balarezo	Executive Vice President: Americas

Avishkar Nagaser	Executive Vice President: Investor Relations and Corporate Affairs

Richard M. Weston	Executive Vice President: Australasia

Naseem A. Chohan	Executive Vice President: Sustainable Development

Lee-Ann N. Samuel	Executive Vice President: People and Organizational Effectiveness

Taryn L. Harmse	Executive Vice President: General Counsel

Regional Executive Management Committees

Each of Gold Fields’ four operating regions (South Africa, Australasia, West Africa and South America) has a Regional Executive Management Committee.

South African Regional Executive Management Committee composition:

Nico Muller	Executive Vice President: South Africa

Jana Strydom	Head of Legal and Compliance

Masala Matungwa	Senior Project Manager

Kenneth Mabasa	Senior Mining Engineer

South Deep Executive Committee composition:

Adriaan de Beer	Vice President

Bonny Sebola	Head of Sustainable Development

Blessed Mazibuko	Head of Finance

Tumelo Nkisi	Head of Human Resources

Francois van Heerden	Head of Mining

Manie Keyser	Head of Mineral Resource Management

Errol Drake	Head of Engineering

Andre Marais	Head of Projects

Steven Joseph	Head of Metallurgy

Edwin Matlapeng	Head of Safety, Health and Environment (Acting)

Australasian Regional Executive Management Committee composition:

Richard Weston	Executive Vice President: Australasia Region

Graham Ovens	General Manager: St. Ives

Jason Sander	General Manager: Agnew

Wimpie Du Toit	Vice President and Head of Human Resources: Australasia

Alex Munt	Vice President and Head of Finance: Australasia

Philip Woodhouse	Vice President and Head of Sustainable Development: Australasia

Ian Suckling	General Manager: Granny Smith

Stuart Mathews	Vice President Operations: Australia, Operations Support & Technology

Andrew Bywater	General Manager: Darlot

Craig Feebrey	Vice President: Exploration

Kelly Carter	Head of Legal: Australasia Region

West Africa Regional Executive Management Committee composition:

Alfred Baku	Executive Vice President: Head of West Africa

Lindley Witbooi	Vice President and Head of Finance: West Africa

Mubashir Dari	Vice President and Head of Human Resources: West Africa

Balaji Subrahmanyan	Regional Head of Mining

David Johnson	Vice President and Head of Stakeholder Relations

Michiel van der Merwe	General Manager: Tarkwa

Marcus Brewster	General Manager: Damang

Serge Ntiema	Vice President and Head of Exploration

Kevin Butler	Vice President and Head of Supply Chain

Johannes de Beer	Vice President: Projects and Head of Engineering

Michael Akafia	Manager: Legal and Company Secretary

Americas Regional Executive Management Committee composition:

Ernesto Balarezo	Executive Vice President: The Americas

Manuel Diaz	Vice President: Operations

Alberto Cardenas	Vice President: Head of Business Corporate Development

Jorge Redhead	Vice President: Head of Finance

Miguel Inchaustegui	Vice President: Head of Corporate Affairs

Veronica Valderrama	Vice President: Head of Human Resources

Juan Jose Granda	Vice President: Head of Legal

Nate Brewer	Vice President: Head of Exploration

Compensation of Directors and Senior Management

During fiscal 2014, the aggregate compensation paid or payable to directors and senior management of Gold Fields as a group was approximately U.S.$16.27 million (R176.0 million), including all salaries, fees, bonuses and contributions during such period to provide pension, retirement or similar benefits for directors and senior management of Gold Fields, of which U.S.$0.67 million (R7.2 million) was due to pension scheme contributions and life insurance, U.S.$7.21 million (R78.0 million) was due to bonus and performance-related share payments, U.S.$0.89 million (9.7 million) was expenses, U.S.$6.61 million (R71.6 million) was due to salary payments, directors’ fees and committee fees and U.S.$0.89 million (R9.6 million) was due to severance payments.

The following table presents information regarding the compensation paid by Gold Fields for fiscal 2014 to its directors and executive officers. Average exchange rates were R10.82 per U.S.$1 for fiscal 2014 and R9.60 per U.S.$1 for fiscal 2013:

	Directors’ fees	Committee fees	Salary(1)	Annual Bonus(2)	Pre-tax Share Proceeds for shares awarded in previous years	Severance	Pension Scheme Contribution	Sundry(3)	Total for fiscal 2014(4)	Total for fiscal 2013
	(U.S.$’000)
Executive Directors
Nicholas J. Holland	—	—	986.0	1,052.2	399.3	—	160.0	6.0	2,603.5	2,597.2
Paul A. Schmidt	—	—	534.7	588.1	411.2	—	63.0	5.7	1,602.7	1,704.4

Executive Officers
Ernesto Balarezo	—	—	695.1	716.6	158.7	—	—	400.0	1,970.4	1,875.9
Alfred Baku	—	—	736.3	597.6	167.0	—	138.3	250.0	1,889.2	785.3
Richard Weston	—	—	649.6	579.0	203.4	—	74.2	—	1,506.2	1,524.5
Willie Jacobsz	—	—	472.1	347.4	214.9	—	—	—	1,034.4	1,099.9
Naseem A. Chohan	—	—	292.1	277.8	102.2	—	54.5	—	726.6	584.3
Brett Mattison	—	—	337.9	343.2	132.7	—	37.5	—	851.3	783.8
Lee-Ann Samuel	—	—	318.9	340.6	112.2	—	35.4	—	807.1	554.3
Taryn Harmse	—	—	255.4	278.3	79.0	—	61.0	0.1	673.8	349.8
Nico Muller(5)	—	—	109.2	51.2	—	—	12.1	231.1	403.6	—
Michael D. Fleischer(6)	—	—	36.8	—	—	468.1	5.8	—	510.7	1,476.2
Kgabo F. L. Moabelo(7)	—	—	221.1	—	57.5	418.4	30.1	—	727.1	804.1
Juan L. Kruger(8)	—	—	—	—	—	—	—	—	—	600.0
Tommy McKeith(8)	—	—	—	—	—	—	—	—	—	2,308.0
Tim W. Rowland(8)	—	—	—	—	—	—	—	—	—	403.4
Peet van Schalkwyk(9)	—	—	—	—	—	—	—	—	—	1,158.5
Peter Turner(10)	—	—	—	—	—	—	—	—	—	649.8
Jimmy Dowsley(11)	—	—	—	—	—	—	—	—	—	780.8

Non-executive Directors
Cheryl A. Carolus	232.3	—	—	—	—	—	—	—	232.3	250.3
Alan R. Hill	76.3	49.3	—	—	—	—	—	—	125.6	126.4
David N. Murray	76.3	38.6	—	—	—	—	—	—	114.9	138.0
Richard P. Menell	76.3	51.2	—	—	—	—	—	—	127.5	159.5
Gayle M. Wilson	76.3	59.9	—	—	—	—	—	—	136.2	147.5
Donald M. J. Ncube	76.3	52.9	—	—	—	—	—	—	129.2	119.8
Kofi Ansah	76.3	21.5	—	—	—	—	—	—	97.8	105.9
Mamphela Ramphele(12)	—	—	—	—	—	—	—	—	—	42.0
Robert Danino(13)	—	—	—	—	—	—	—	—	—	113.3
Rupert Pennant-Rea(13)	—	—	—	—	—	—	—	—	—	116.0
Delfin Lazaro(13)	—	—	—	—	—	—	—	—	—	64.4

Total	690.1	273.4	5,645.2	5,172.0	2,038.1	886.5	671.9	892.9	16,270.1	21,422.9

Notes:

(1)	The total U.S. dollar amounts paid for fiscal 2014, and included in the individuals’ salary above, were as follows: Nicholas J. Holland $348,000, Paul A. Schmidt $94,000, Willie Jacobsz $290,045 and Michael D. Fleischer $6,442.

(2)	The annual bonus accruals for fiscal 2014, paid in February 2015 (including a profit-share (Utilidades) payment for Ernesto Balarezo of U.S.$400,000).
(3)	Includes a special bonus payment of U.S.$400,000 for Ernesto Balarezo, U.S.$250,000 for Alfred Baku and U.S.$231,100 for Nico Muller.
(4)	These amounts reflect the full directors’ emoluments for comparative purposes. The portion of executive directors’ and officers’ emoluments payable in U.S. dollars is paid in terms of agreements with the offshore subsidiaries for work done by directors and officers offshore for offshore companies.
(5)	Engaged on October 1, 2014.
(6)	Resigned effective January 31, 2014. Pursuant to the terms of his employment contract, Mr. Fleischer was eligible for a total severance package of $470,000, of which $250,000 was paid in February 2014.
(7)	Separation due to restructuring effective July 31, 2014. Pursuant to the terms of his employment contract, a total severance package of $420,000 was paid.
(8)	Executive officer until May 30, 2013.
(9)	Resigned on May 31, 2013.
(10)	Transferred to Sibanye Gold on February 1, 2013 as part of the unbundling and subsequent listing of Sibanye Gold.
(11)	Retired on May 31, 2013.
(12)	Resigned on February 13, 2013.
(13)	Resigned on August 31, 2013.

Share options and restricted shares outstanding and held by directors, former directors, executive officers and former executive officers as of December 31, 2014 were, to the knowledge of Gold Fields’ management, as follows:

Name	Options to purchase ordinary shares	Share Appreciation Rights (SARS)	Restricted Shares	Option/ SARS exercise price	Spin-off Adjustment(1)	Adjusted Exercise Price(1)	Expiration/ Settlement Date(2)
	(Rand)
Executive Directors
Nicholas J. Holland	—	49,000	—	109.66	7,383	95.31	June 4, 2015
	—	59,000	—	89.76	6,045	75.89	April 17, 2016
	—	38,250	—	119.15	5,762	103.55	March 1, 2017
	—	—	116,415	—	17,536	—	March 1, 2015
	—	—	187,498	—	—	—	March 1, 2016
Paul A. Schmidt	—	14,390	—	109.66	2,168	95.31	June 4, 2015
	—	8,220	—	103.78	1,173	89.91	September 3, 2015
	—	22,350	—	89.76	2,290	75.89	April 17, 2016
	—	25,800	—	119.15	3,886	103.55	March 1, 2017
	—	—	43,743	—	6,589	—	March 1, 2015
	—	—	69,326	—	—	—	March 1, 2016
	—	—	47,311	—	—	—	September 1, 2015
Executive Officers
Richard M. Weston	—	10,840	—	101.48	1,493	87.61	June 1, 2016
	—	18,225	—	119.15	2,744	103.55	March 1, 2017
	—	—	36,195	—	5,452	—	March 1, 2015
	—	—	62,466	—	—	—	March 1, 2016
	—	—	95,408	—	—	—	September 1, 2015
Naseem A. Chohan	—	4,130	—	118.35	622	102.86	December 1, 2016
	—	12,975	—	119.15	1,954	103.55	March 1, 2017
	—	—	16,961	—	2,554	—	March 1, 2015
	—	—	26,452	—	—	—	March 1, 2016
	—	—	18,168	—	—	—	September 1, 2015

Name	Options to purchase ordinary shares	Share Appreciation Rights (SARS)	Restricted Shares	Option/ SARS exercise price	Spin-off Adjustment(1)	Adjusted Exercise Price(1)	Expiration/ Settlement Date(2)
	(Rand)
Jan W. Jacobsz	—	9,950	—	—	1,499	95.31	May 26, 2015
	—	18,000	—	89.76	1,844	75.89	April 17, 2016
	—	12,975	—	119.15	1,954	103.55	March 1, 2017
	—	—	19,173	—	2,888	—	June 1, 2015
	—	—	5,448	—	820	—	September 1, 2015
	—	—	39,276	—	—	—	March 1, 2016
	—	—	29,421	—	—	—	September 1, 2015
Lee-Ann Samuel	—	3,333	—	109.66	502	95.31	June 1, 2017
	—	—	39,113	—	—	—	March 1, 2015
	—	—	11,540	—	1,738	—	March 1, 2016
	—	—	19,147	—	—	—	September 1, 2015
Brett Mattison	—	10,200	—	119.15	1,536	103.55	March 1, 2017
	—	7,130	—	109.66	1,074	95.31	May 13, 2015
	—	12,800	—	89.76	1,311	75.89	April 17, 2016
	—	—	30,601	—	—	—	March 1, 2015
	—	—	13,911	—	2,095	—	March 1, 2016
	—	—	21,954	—	—	—	September 1, 2015
Alfred Baku	—	4,730	—	109.66	712	95.31	March 2, 2015
	—	7,013	—	119.15	1,056	103.55	March 1, 2017
	—	8,775	—	89.76	899	75.89	March 1, 2016
	—	—	17,559	—	—	—	March 1, 2015
	—	—	15,429	—	2,324	—	March 1, 2016
	—	—	27,235	—	—	—	September 1, 2015
Taryn Harmse	—	6,750	—	89.76	691	75.89	April 17, 2016
	—	5,400	—	119.15	812	103.55	March 1, 2017
	—	2,675	—	114.64	402	99.63	September 1, 2017
	—	5,100	—	109.66	768	95.31	May 23, 2015
	—	—	7,395	—	1,113	—	March 1, 2015
	—	—	12,662	—	—	—	March 1, 2016
	—	—	11,610	—	—	—	September 1, 2015
Ernesto Balazero	—	—	39,182	—	—	—	March 1, 2016
	—	—	38,137	—	—	—	September 1, 2015
Former Executive Officers
Michael D. Fleischer	—	20,400	—	109.66	3,073	95.31	July 31, 2015
	—	22,350	—	89.76	2,290	75.89	July 31, 2015
	—	18,225	—	119.15	2,744	103.55	July 31, 2015
Kgabo F.L. Moabelo	—	3,440	—	118.35	518	102.86	July 31, 2015
	—	12,975	—	119.15	1,954	103.55	July 31, 2015
	—	4,156	—	114.64	626	99.63	July 31, 2015

Notes:

(1)	The rules of the share plans make provision for an adjustment to the number of shares in the event that there is a variation in the issued share capital as a result of corporate action. The share plans require that the fair market value of an employee’s portfolio pre- and post-corporate action remain the same. In order to uphold this principle, an independent professional firm was contracted to provide a fairness opinion on the additional number of awards required to maintain the pre-Spin-off value of the share portfolios of employees.
(2)	For the restricted shares, the settlement date is three years after the date of award and, for the SARS, six years after the date of award.

Share Ownership of Directors and Executive Officers

The following sets forth, to the knowledge of Gold Fields’ management, the total amount of ordinary shares directly or indirectly owned by the directors and executive officers of Gold Fields as of March 16, 2015:

Holder	Ordinary shares	Percentage
Nicholas J. Holland	610,877	0.0788%
Paul A. Schmidt	95,109	0.0123%
Cheryl Carolus	3,129	0.0004%
Richard Menell	5,850	0.0008%
Donald M. J. Ncube	11,252	0.0015%
Gayle Wilson	2,378	0.0003%
Naseem A. Chohan	62,485	0.0081%
Brett Mattison	7,601	0.0010%
Lee-Ann Samuel	3,652	0.0005%
Jan W. Jacobsz	80,328	0.0104%
Taryn L. Harmse	2,102	0.0003%
Total Directors (6 persons)	728,595	0.0940%
Total Non-Director Executive Officers (5 persons)	156,168	0.0201%
Total Directors and Executive Officers (11 persons)	884,763	0.1141%

Long-term Cash Incentive Plan

A Long-term Cash Incentive Plan, or LTIP, was implemented on March 1, 2014. The key objectives of the LTIP are to reinforce a high performance culture and create stronger alignment between executive compensation and shareholder value.

Salient features of the Long-term Cash Incentive Plan:

•

The purpose of the LTIP is twofold: (1) to reward key senior managers for their performance and contribution to long-term sustainable financial results that drive shareholder value, and (2) to increase the alignment of executives and shareholders in the future growth and profitability of Gold Fields Limited.

•	The LTIP is a three-year performance plan. Each performance cycle starts on January 1 of the first year and ends on December 31 of the third year.

•	Annual awards will be made to eligible participants.

•	Allocations will be based on a formula of annual salary x applicable percentage by grade x personal performance.

•	Vesting will be based on two corporate performance conditions equally being met:

•	Free cash flow margin (FCFM) 50% weighted; and

•	Total Shareholder Return (TSR) 50% weighted.

Threshold must be achieved for pay-out of any portion of the award to be triggered.

Free Cash Flow Margin (FCFM) vesting criteria:

Target	FCFM	% Vesting
Threshold	5%	0%
Target	15%	100%
Stretch	20%	200%
Above stretch	The award will be uncapped above stretch and every additional 5% FCFM will result in an additional 50% vesting e.g. an average FCFM of 25% will result in a vesting of 250%	Every additional 5% FCFM will result in an additional 50 % vesting

Total Shareholder Return (TSR) vesting criteria:

Target	TSR	% Vesting
Threshold	Below US based cost of equity per annum	0%
Target	US based cost of equity per annum	100%
Stretch	US based cost of equity +6% per annum	200%
Above stretch	The award will be uncapped above the stretch and every additional 6% TSR growth per annum will result in an additional 50% vesting e.g. cost of equity + 12% will result in a vesting of 250%	Every additional 6% TSR growth per annum will result in an additional 50% vesting

The Gold Fields Limited 2012 Share Plan

At Gold Fields’ annual general meeting held on May 14, 2012, the shareholders approved the Gold Fields Limited 2012 Share Plan, or The 2012 Plan, under which employees, including executive directors but excluding non-executive directors, are compensated. With the approval of The 2012 Plan, no further awards will be made to participants under The 2005 Plan (as defined below). The 2012 Plan was subsequently replaced with the Gold Fields Limited Long Term Cash Incentive Plan.

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

The 2012 Plan discontinued SARS (as defined below) and replaced them with Bonus Shares. The Bonus Shares vest over a nine-month and 18-month period from the award date in equal parts. The size of the award of Bonus Shares is dependent on the employee’s annual cash bonus calculated with reference to actual performance against predetermined targets for the financial year ending immediately preceding the award date. The aggregate number of shares which may at one time be allocated under the 2012 Plan, when added to the 2005 Plan and the GF Management Initiative Scheme, may not exceed 35,309,593 shares (which represents approximately 5% of the number of ordinary shares of the company currently in issue). The maximum number of shares which may be allocated to an individual may not exceed 3,530,956. As of December 31, 2014, Gold Fields had 4,316,657 Performance Shares and 2,161,922 Bonus Shares outstanding under the 2012 Plan.

No Performance Share Awards under the Gold Fields Limited 2012 Share Plan were made in fiscal 2014. Final Bonus Shares were awarded under the Gold Fields Limited 2012 Share Plan rules in fiscal 2014 which were linked to fiscal 2013 bonus payments. No further Performance and Bonus shares will be awarded. The last allocation of Bonus Shares vests on September 1, 2015 and the last allocation of Performance Shares vests on December 1, 2016, after which the Plan will be closed.

The Gold Fields Limited 2005 Share Plan

At Gold Fields’ annual general meeting held on November 17, 2005, the shareholders approved The Gold Fields Limited 2005 Share Plan, or The 2005 Plan, under which employees, including executive directors, were compensated. With the approval of the 2012 Plan, no further awards will be made to participants under the 2005 Plan.

The 2005 Plan provided for two types of awards: performance vesting restricted shares, or PVRS, and performance allocated share appreciation rights, or SARS. The PVRS are settled three years after being awarded and the SARS vest three years after being allocated, with a further three years before expiration. The size of the annual award or allocation was dependent on the performance of the participant at the time of the award or allocation, which was usually in March. As of December 31, 2014, Gold Fields had 1,818,261 SARS and no PVRS outstanding under The 2005 Plan.

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

Shares Set Aside for Share Plans

As at December 31, 2014, the number of shares in issue under the share schemes was 29,961,190.

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

The aggregate number of shares which may at one time be allocated under the 2012 Plan, when added to the 2005 Plan, may not exceed 35,309,593 shares (which represents approximately 5% of the number of ordinary shares of the company currently in issue). The maximum number of shares which may be allocated to an individual may not exceed 3,530,956. The remaining shares set aside for the Share Plan amounts to 5,348,403.

Employee Share Option Scheme

An ESOP in respect of an effective 10.75% stake in GFIMSA was registered on December 1, 2010. The ESOP is housed and administered through the Thusano Share Trust. The effective holding in GFIMSA was equivalent to about 13.5 million unencumbered Gold Fields shares with full voting rights, which were issued to and held by the trust at par value of R0.50 which represented a 99.5% discount to the 30 days volume-weighted average price at July 30, 2010. This represents approximately 1.75% of the current Gold Fields shares in issue. See “Additional Information—Material Contracts—Additional Black Economic Empowerment Transactions”.

Executive Directors’ Terms of Employment

Nicholas J. Holland (Executive Director and Chief Executive Officer) and Paul A. Schmidt (Executive Director and Chief Financial Officer) are party to employment agreements with Gold Fields Ghana Holdings, Gold Fields Orogen, or Orogen, and Gold Fields Group Services (Pty) Limited, or GFGS.

The terms and conditions of employment for each executive director are substantially similar, except where otherwise indicated below. The annual gross remuneration packages, or GRP, payable to each of Mr. Holland and Mr. Schmidt for 2014 were determined by the Remuneration Committee and were as follows:

•	Nicholas J. Holland: R8,757,442 plus U.S.$348,000; and

•	Paul A. Schmidt: R5,524,238 plus U.S.$94,000.

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

•	The Executive Director shall be entitled to pro rata Long Term Cash Incentive Plan subject to scheme rules and payment at the end of the performance cycle.

•	The Executive Director shall be entitled to be compensated for any business travel and cell phone reimbursement up to the last day worked.

The value of the GRP payable in terms of the GFGS contract is to be allocated among the following benefits: (i) salary; (ii) compulsory retirement fund contribution (with contributions set at 20% of “pensionable emoluments); (iii) voluntary participation in a vehicle scheme; (iv) compulsory medical coverage; and (v) compulsory Group Personal Accident Policy coverage. Furthermore, the requirement that the executive director contribute a compulsory 1% of his GRP to the Unemployment Insurance Fund is subject to any legislated contribution maximum at the time.

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

Other Remuneration

In addition to the gross guaranteed remuneration payable, each executive director is entitled, among other things, to the following benefits under their employment contracts:

•	Participation in the Gold Fields Limited 2005, 2012 Share Plans and the Long Term Cash Incentive Plan;

•	Consideration of an annual (financial year) incentive bonus based upon the fulfillment of certain targets set by the Board of Directors; and

•	An expense allowance.

As of January 1, 2015, the basis of the amount and manner of any bonus payments for the CEO and CFO remained unchanged for 2015.

The employment contracts also provide that, in the event of the relevant executive director’s employment being terminated solely as a result of a “change of control” as defined below, such termination occurring within 12 months of the change of control, the director is entitled to:

•	Payment of an amount equal to two-and-a-half times GRP in the case of the CEO and two times GRP in the case of the CFO;

•	Payment of an amount equal to the average percentage of the incentive bonuses paid to the executive director during the previous two completed financial years;

•	Any other payments and/or benefits due under the contracts;

•	Payment of any annual incentive bonus he/she has earned during the financial year notwithstanding that the financial year is incomplete; and

•	The Executive Director shall be entitled to pro rata Long Term Cash Incentive Plan subject to scheme rules and payment at the end of the performance cycle;

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

Non-executive Director Fees

Gold Fields has no service contracts with its non-executive directors. The Board has considered market conditions and in light thereof, have taken a decision not to increase the non-directors’ fees for fiscal 2015. The fees applicable in fiscal 2014 will apply in fiscal 2015.

Employees

The gold mining industry, particularly in South Africa, is labor-intensive. The total number of employees, excluding employees of outside contractors who are not on Gold Fields’ payroll, as of the end of the last three fiscal years at each of the operations owned by Gold Fields as of those dates was:

	As of(1)(2)
	December 31, 2012		December 31, 2013		December 31, 2014
South Africa
KDC(3)	26,200		—		—
Beatrix(3)	9,200		—		—
South Deep	3,500		4,100	(4)	3,500	(4)
Ghana
Tarkwa	2,800	(4)	2,900	(4)	2,500	(4)
Damang	1,100	(4)	1,100	(4)	900	(4)
Australia
St. Ives	650	(5)	680	(5)	520
Agnew/Lawlers	260	(5)	310	(5)	300
Darlot(6)	—		220	(5)	220	(5)
Granny Smith(6)	—		380	(5)	420	(5)
Perth	—		100	(5)	110	(5)
Peru
Cerro Corona	400	(5)	360	(5)	450	(5)
Corporate	150	(5)	100	(5)	80	(5)

Total	44,300	(4)	10,200	(4)	9,000	(5)

Notes:

(1)	The employee numbers presented do not include contractors who are not on the payroll. As at December 31, 2014, Gold Fields employed approximately 6,486 outside contractors divided among its operations as follows: South Deep: 1,732; Tarkwa: 1,911; Damang: 877; St. Ives: 219; Agnew/Lawlers: 284; Perth: 1; and Cerro Corona: 1,260.
(2)	In previous years, employee figures for the GIP division were reported separately. During fiscal 2013, Gold Fields decided to disband the GIP division. As part of this restructuring, most GIP employees received involuntary or voluntary separation packages or were reallocated to the existing regional structures.
(3)	Gold Fields’ employee numbers decreased significantly during fiscal 2013 due to the unbundling and subsequent listing Sibanye Gold which included the divisions of KDC and Beatrix.
(4)	Rounded to the nearest hundred.
(5)	Rounded to the nearest ten.
(6)	Acquired by Gold Fields on October 1, 2013.

Labor Relations

South Africa

Approximately 91.82% of the labor force at Gold Fields’ South African operations is unionized, with the major portion of its South African workforce being members of the NUM and the other recognized union being UASA. Gold Fields attempts to balance union demands with the need to contain and reduce all-in costs in order to ensure the long-term viability of its operations. For the Group’s South Africa operations, labor costs constituted approximately 43% of operating costs excluding amortisation and depreciation.

There were no labor-related work stoppages at South Deep in fiscal 2014. One work stoppage was self-imposed for maintenance. Gold Fields has actively engaged with the DMR on the protocols applied to safety-related mine closures. Gold Fields continues to promote health and safety in South Africa as part of a comprehensive effort to improve mine safety. Since December 31, 2014, there have been three work stoppages to address safety issues.

Wage Agreements

In September 2013, Gold Fields reached a two-year wage agreement as part of the Chamber of Mines negotiation with UASA and NUM. This was preceded by members of the NUM returning to work at the South Deep mine following three days of wage-related industrial action. Under the agreement, employees received pay increases of between 7.5% and 8% – with further inflation-linked pay increases in the second year. In addition, it was agreed that the monthly living out allowance would rise from R1,640 (US$200) to R2,000 (US$210) by September 1, 2014. Currently, approximately 40% of Gold Fields’ South African labor force (excluding employees of outside contractors) receive living out allowances. The net impact of the deal was that it guaranteed that basic pay for employees at South Deep would rise by an average of 7.8%. This compared to original NUM demands for a general 15% increase, as well as a 60% increase for the most junior employees.

In total, labor costs in South Africa decreased by 12% in fiscal 2014 compared to fiscal 2013. The decrease was primarily due to the restructuring of the mine to create a fit-for-purpose operation.

At the wage talks with organized labor which commenced on March 19, 2015, Gold Fields offered an all-inclusive package which included a scarce skills allowance and a housing allowance. On April 10, 2015, the Group signed a three-year wage and other conditions of employment agreement with the NUM and UASA, the registered trade unions at South Deep. The agreement will result in average annual wage increases of 10% over the three-year period of the deal. The first increase took effect on April 1, 2015.

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

In order to reduce AIC in West Africa, management restructured the two mines in fiscal 2014. Approximately 439 employees were affected at Tarkwa due to the closure of the North Heap Leach and 189 employees were affected at Damang due to the 3rd shift being dropped.

In the context of the restructuring at Tarkwa and Damang, wage inflation, as well as energy prices and heavier government imposts, remain an ongoing concern in Ghana.

The next round of wage negotiations is expected to take place in May 2015.

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

The commencement of the Fair Work Act means that unions have an increased role in negotiating collective agreements for pay and working conditions and may lead to an increased union presence in Western Australia’s mining industry, potentially including at Gold Fields’ mining operations in Australia. In order to mitigate potential labor risks, Gold Fields implemented a Companies Enterprise Agreement, or the Gold Fields Companies Enterprise Agreement, with employee representatives and union representatives in February 2014, which took effect in April 2014 and lasts until April 2018. During the term of this agreement, protected industrial actions such as strikes and bans will be regarded as a breach of contract. The terms of the Gold Fields Companies Enterprise Agreement have been endorsed by the Fair Work Commission and provide standardized conditions of employment across Gold Fields’ mining operations in Australia for all of its employees including minimum ‘safety net’ rates of pay, work hours, redundancy provisions, discretionary market-based annual wage reviews and general ‘best practice’ employer and employee obligations, such as a dispute settlement procedure that includes an internal ‘up the line’ escalation process as well as provision (by mutual agreement) for external arbitration.

Peru

Prior to 2011, the employees at Cerro Corona were not unionized and had no collective bargaining agreement. However, Peruvian labor regulations provide that a collective negotiation process may be commenced by a union or by workers’ representatives elected by the majority thereof.

In June 2011, operational employees at Cerro Corona formed a labor union and negotiated a five-year collective bargaining agreement with the Group. Currently 11.7% of the Group’s South American employees are unionized. This agreement provides for a S/. 200 annual wage increase, which is equivalent to a 6% annual wage increase for this group of employees. In addition, eligible employees are entitled to a special bonus payment, education expenses and other benefits. Though not required by law, Gold Fields provides to certain management staff a flat amount to cover housing and utility expenses in the city of Cajamarca in accordance with the Group’s internal policy.

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

Bonus Schemes

Gold Fields offers appropriate bonus schemes for employees at all levels. The focus of Gold Fields’ bonus schemes is based on specific production, safety, cost and development at management levels.

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

Training

Gold Fields continues to provide comprehensive training to its employees, in full compliance with the regulatory requirements at the sites at which it operates. The training provided in South Africa is aligned with South Africa’s National Qualifications Framework, and is carried out within the ambit of Gold Fields’ education, training and development, or ETD, establishment, in partnership with other institutions to provide accreditation. In order to secure optimal workplace safety and productive work performance, Gold Fields exposes its employees to ETD interventions which significantly exceed compliance to minimum standards, in the form of additional mining and safety skills training, team-based behavioral training, and non-mining related life and social skills training.

In addition, Gold Fields continues to focus systematically on managerial, leadership, and professional development through the provision of “Management Development Leadership” programs in association with Duke University, as well as its Leadership and Professional Talent Pipeline program, by means of a process known as the Talent Review, which is integrated with its performance management system.

In South Africa, Gold Fields has maintained its enrollment of University Bursars and entry-level scholarships across the technical disciplines. At South Deep, the mechanized training center has now been established and provides essential mechanized training required for our South Deep operations.

Gold Fields continues to review the performance of its human resource development, which seeks to identify further opportunities to improve the training and development initiatives. This new focus has resulted in changes in the approach of human resource development, with a conscious departure from the traditional training-only approach, towards a holistic talent and change management approach. Gold Fields believes that this approach will facilitate the cultural and behavioral changes required for the organization to achieve its Safe Production performance objectives. This includes the roll-out of the Gold Fields Foundational program which almost all employees have already completed across the Group, and which provides a foundation of company knowledge, key business concepts and company strategy.

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

Health and Safety

Gold Fields strives to uphold its promise that “if we cannot mine safely, we will not mine”. This reflects the Group’s emphasis on the need to minimize any potential human impacts, maintain operational continuity and protect its reputation. Furthermore, maintaining safe and healthy working conditions is a key compliance issue for the Group.

Gold Fields strives for ‘zero harm’ at all of its operations, and to minimize occupational health and safety hazards. All of the Group’s operations are now certified to the OHSAS 18001 international health and safety management standard. This follows the certification of Granny Smith and Darlot in fiscal 2014, both of which were acquired from Barrick Gold in October 2013. The Lawlers mine, also acquired from Barrick Gold, was certified through its merger with Agnew. In addition, all of the Group’s operations are now fully compliant with the requirements of the International Cyanide Management Code.

All of Gold Fields’ regional operations are required to implement Health, Safety and Wellness Strategies, together with associated action plans, that address occupational safety, occupational health, employee wellness and community health and wellbeing. In addition, these strategies and action plans define relevant management structures, resource allocations and reporting requirements. Gold Fields’ South African operation is also required to take into account various occupational health and safety milestones that were adopted at the national Mine Health and Safety Council of South Africa, or MHSC, summit in November 2014.

Safety

Overview

In fiscal 2014, Gold Fields continued to focus on implementing its Group Safety Reporting Guideline, which is based on International Council on Mining and Metals, or ICMM, guidelines. Gold Fields’ South African operation also takes into account the safety targets set by the MHSC in November 2014 of a 20% reduction in serious injuries per year by December 2015, 20% reduction in lost time injuries from January 2017 and zero fatalities by December 2020.

Since fiscal 2013, Gold Fields has aligned its health and safety metrics with those of the ICMM, headed by the TRIFR. Gold Fields peer companies tend to use the TRIFR metric, which assists benchmarking of Group performance against the wider sector.

During fiscal 2014, the Group’s overall TRIFR improved by 3%, to 4.04 per million man hours worked, compared to 4.14 per million man hours worked in fiscal 2013. This reflected:

•	Improved safety performance at South Deep, albeit partly linked to the four-month remedial program, during which production slowed down;

•	Improved safety performance in Australia following the implementation of a behavioral health and safety strategy; and

•	Improved safety performance in West Africa, following the implementation of a range of interventions.

Details around specific regional safety initiatives implemented at the Group’s operations in fiscal 2014 are set out below:

South Africa

In fiscal 2014, two employees and one contractor at South Deep were tragically killed in workplace accidents. These deaths, all of which all occurred underground, related to two workshop accidents and a machinery incident. On May 27, 2014, following a review of the circumstances surrounding the first two fatalities, the DMR imposed a moratorium on all workshop-related activities via a “Section 54 notice”, effectively bringing production to a halt. The moratorium was lifted on May 30, 2014 after Gold Fields filed a report to the DMR confirming its compliance with Section 11(5) of the Mines Health and Safety Act. A fatality in July 2014 also led to a Section 54 stoppage being imposed for about a week in the affected areas, before being lifted. These accidents led to the deferral of about 16,000 ounces of production. Following the incidents, South Deep also implemented a wide range of safety-based remedial actions, including the completion of secondary support in older parts of the mine. The latter, which began late in May 2014, entailed an extensive safety-related ground support remediation intervention, effectively limiting access to 70% of the current mining areas, from which a significant proportion of current production is sourced. This intervention led to the deferral of approximately 48,225 ounces of production and is expected to have a knock-on effect for production in fiscal 2015. This secondary support work was completed in October 2014.

South Deep has had one fatality to date in fiscal 2015. The death related to an accident at a station tip.

Gold Fields remains committed to eradicating residual safety risks at South Deep by instituting further safety management initiatives. In fiscal 2014, these included:

•

The integration of a health and safety management system, or the Health and Safety Management System, into new training processes introduced at South Deep, in addition to the standard induction process. The Health and Safety Management System is being audited on a quarterly basis, with the first audit completed in the first quarter of fiscal 2015;

•

The reversion of the mine’s operations to a 7-2-7-5 roster system, in part to address concerns about fatigue-related safety risks caused by the recently introduced 24/7, 12-hour shift system. This transition was supported by a five-day training program for each new roster cycle to ensure employees and contractors were sufficiently trained to work safely within the new roster system;

•

The provision of general refresher safety courses to workers as they returned to work following the safety shutdowns in fiscal 2014, as well as role-specific modules, including training on the new roster system;

•	The installation of proximity detection systems, which help personnel avoid danger zones when working near heavy mining equipment; and

•	The installation of new rail-bound equipment, including the Rovic auto-coupler, which eliminates the need for personnel to manually couple and uncouple rolling stock.

In addition, the mine continued to carry out regular substance testing for alcohol and cannabis over the course of fiscal 2014. A total of 5,127 employees and contractors were tested for the use of cannabis, with 99, or 2% of the total, of those tested found to be positive. A total of 51,500 alcohol tests were carried out among employees and contractors, of which 57 yielded positive results. The positive cases were referred to Gold Fields Employee Assistance Program, or EAP, where first offenders received counseling and other assistance to stop substance use. Repeat offenders were dismissed due to the potential safety risks they posed to the workplace.

In fiscal 2014, South Deep’s TRIFR improved by 10% to 4.65 per million man hours worked, compared to 5.19 per million man hours worked in fiscal 2013.

West Africa

Despite already achieving some of the best safety performances across the Group, Gold Fields’ West Africa operations instituted a number of enhanced safety measures following a lost time incident in September 2014 at Tarkwa’s CIL plant. At Tarkwa, the Group continued its drive to reduce vehicle-related incidents by conducting random breathalyzer testing, and reenergized a 100 Injury Free Day Challenge safety campaign. Senior managers also conducted visits to selected working sites, to create safety awareness.

At Damang, the Group revised its Safety Referee Policy, which involves the issuance of color-coded cards to offenders of safety rules and is now being implemented, to boost the overall safety of the mine. Simulation drills were conducted during fiscal 2014 to test the readiness of the emergency response team, and the Group also conducted random alcohol testing.

The implementation of the safety initiatives described above helped to improve the TRIFR at the Group’s West Africa operations, which decreased by 20% to 0.75 per million man hours worked in fiscal 2014, from 0.94 per million man hours worked in fiscal 2013.

Australasia

During fiscal 2014, the Group’s implemented a safety strategy around best practice tools, programs and processes at its Australasia operations. It also focused on achieving OHSAS 18001 international health and safety certification at its Yilgarn South Assets, which were acquired from Barrick Gold in October 2013. This resulted in the successful certification of both Granny Smith and Darlot to OHSAS 18001. Lawlers was certified in the fourth quarter of fiscal 2014 under Agnew’s certification.

The Group also implemented an innovative behavior-based safety program at its Australasia Operations called ‘Vital Behaviors’, involving all employees and contractors. Vital Behaviors engages the workforce through participatory workshops aimed at promoting safe workplace behavior. Participants share experiences (on a confidential basis), while analyzing and reflecting on past instances of their non-compliance with health and safety policies. In parallel with this process, the Group also rolled out a ‘Visible Felt Leadership’ program in fiscal 2014. This involved training senior managers to engage with their teams on safety issues.

Management believes that the implementation of these two strategies has played a role in the improvement of safety performance at the Group’s Australasia operations in fiscal 2014, with the TRIFR decreasing to 17.04 per million man-hours from 23.47 per million man hours worked in fiscal 2013. The relatively high TRIFR for Australasia is partly due to a higher number of restricted work injuries being reported relative to other regional operations. This reflects more conservative injury classifications being employed by local medical practitioners, who are concerned about the possibility of injury severity escalations.

The Americas

In fiscal 2014, Cerro Corona placed particular focus on improving contractor safety. This followed the death of a contracted worker at the mine in fiscal 2013. As a result, Cerro Corona extended its “Behavior Change Program” to include contractors. Relevant initiatives applied in fiscal 2014 included a review of contractors’ safety programs and improvement of the safety induction process for contractors. The mine’s TRIFR rose slightly from 0.34 per million man hours worked in fiscal 2013 to 0.38 per million man hours worked in fiscal 2014.

Occupational health

Gold Fields is committed to reducing the exposure of its employees to occupational health risks, including those associated with air quality, silicosis, tuberculosis and hearing loss. As such, the Group has implemented management plans for diesel particulates, silica dust, radiation and noise at each of its regional operations. These plans provide for ongoing and regular monitoring of exposure levels at all operations. Particular emphasis is placed on managing the underground working environments in Gold Fields’ Australasia and South Africa operations, because of the heightened health risks that underground mining may pose to workers.

All operational employees are subject to entry and exit medical assessments, and in certain operations, employees also undergo annual medical assessments that aim to prevent, identify and treat occupational diseases. These assessments, which are, at a minimum, aligned with the legal requirements of each operating jurisdiction, focus on operation and role-specific health risks. Employees are also offered quantitative, confidential health risk assessments. These seek to address occupational diseases, but also general health and lifestyle issues such as hypertension, diabetes, cholesterol, diet and mental health.

In fiscal 2014, the number of recorded occupational health cases across the Group rose slightly. These included:

•	13 cases of NIHL (compared to 8 in fiscal 2013); and

•	15 cases of silicosis (compared to 12 in fiscal 2013).

The Group is awaiting the final outcome of the assessments that are conducted as a matter of course by the Medical Bureau for Occupational Disease and the Rand Mutual Association, which will determine the final number of cases accepted.

In fiscal 2014, 49 new cases of cardiorespiratory tuberculosis, or CRTB, were recorded, compared with 42 in fiscal 2013. This increase can be attributed to the fact that during the year, South Deep enhanced its efforts to identify CRTB cases. There was therefore an increase in the total number of patients screened and in the final number of CRTB cases identified.

Wellness is a material issue given the location of Gold Fields’ mines, the nature of employees’ working patterns and the lifestyle challenges associated with the sector in which the Group operates. All of Gold Fields’ regional operations implement dedicated wellness programs, tailored to both the national and local context of each mining operation. This is aimed at identifying and managing chronic medical conditions within the Group’s workforce, and at maximizing the Group’s productive capacity and reducing absenteeism.

Noise

Gold Fields remains committed to further reducing noise levels at South Deep. New targets have been set by the MHSC which require that noise-induced hearing loss be eliminated; total noise emitted by all mining equipment should not exceed 107 dBA by 2025; and that all employees’ Standard Threshold Shift should not exceed 25 dB from the baseline when averaged at 2000, 3000 and 4000 Hz in one or both ears by December 2016. In fiscal 2014, the mine met the current MHSC target for noise emissions by mining equipment, partly due to the silencing of underground fans as well as the application of noise management measures to its underground mining fleet.

To further reduce employee exposure to noise levels exceeding the statutory requirements of 85 dBA over an eight-hour shift, the mine piloted new molded hearing protection devices in fiscal 2014. These are custom-fitted for each employee’s ear and were distributed to all 500 identified high-risk employees. It should be noted that the measurement of exposure levels above 85 dBA do not take into account the protection afforded by hearing protection devices, which are issued to all employees working in high exposure areas.

Silica dust exposure

South Deep continued to implement improved dust control measures, in accordance with the new MHSC milestones (which include the requirement that by December 2024, 95% of all individual exposure measurement readings in respect of respirable crystalline silica be below 0.05 mg/m³). Examples of actions taken in fiscal 2014 include:

•	Real-time dust monitoring;

•	The fitting of water mist sprays at dust sources;

•	Dust management controls on footwalls and internal tips; and

•	The installation of manually controlled water blasts in all working areas.

During fiscal 2014, South Deep stayed within the 5% limit set by the MHSC for the proportion of individual silica dust measurements exceeding the occupational exposure limit set by the MHSC, or OEL, of 0.1 mg/m3. The average percentage sample above the OEL at the mine in fiscal 2014 was 4.9%, compared with 3.8% in fiscal 2013.

In November 2014, Gold Fields, Sibanye Gold, Anglo American South Africa, AngloGold Ashanti and Harmony Gold formed an industry working group to address legacy issues relating to compensation and medical care for occupational lung disease in the gold mining industry in South Africa. The five companies intend to engage with stakeholders to work together to design and implement a comprehensive solution that is both fair to present, past and future gold mining employees and also sustainable for the sector. The companies are already engaging with a number of stakeholders as part of an intensive engagement process during fiscal 2015 intended to lead to a comprehensive solution. See “Information on the Company—Legal Proceedings and Investigations—Silicosis”.

The companies believe that fairness and sustainability are necessary to any comprehensive solution. The companies are among respondent companies in a number of lawsuits related to occupational lung disease. The five companies do not believe that they are liable in respect of the claims brought, and they are defending these. They do, however, believe that they should work together to seek a solution to this South African mining industry legacy issue.

Gold Fields is continuing its efforts to eliminate the incidence of silicosis and tuberculosis at its operations through improved underground dust management and a number of other measures.

Diesel particulate matter

Gold Fields undertakes regular monitoring and analysis of the concentration of diesel particulate matter at all of its operations. This issue is particularly material at Gold Fields’ underground mines in Australia and South Africa, due to the potential concentration of particulates in specific working areas.

Although there are no regulatory limits, in fiscal 2014, the Group’s Australasia Region implemented a strategy designed to reduce exposure to diesel particulate matter, or DPM, with a focus on fitting filters to equipment, refining maintenance schedules, ensuring the correct levels of ventilation and providing appropriate procedural controls. Sampling programs have indicated the success of this initiative, with a decline in levels of DPM underground to a point where only 2% of samples have exceeded the internal target of 70 micrograms per cubic meter. This is in line with targets recommended by the Australian Institute for Occupational Hygienists.

In South Africa, the DMR has developed a draft regulatory framework to establish a DPM OEL. This proposal, published in February 2014, recommends a four-year ‘step-in-approach’ starting at 350 micrograms per cubic meter, and systematically decreasing to 160 micrograms per cubic meter by January 2018. In response, Gold Fields carried out a study to establish current exposure levels at South Deep, which found that in a number of areas, the fiscal 2015 exposure levels were exceeded by 4.5% and the 2018 levels by 26%. As such, Gold Fields recognizes that more work will be needed for South Deep to comply with the proposed OEL for DPMs.

In the third quarter of fiscal 2014, the Group entered a new fuel supply contract with Sasol through which South Deep now receives only ultra-low sulfur content diesel. Sampling suggests this has helped the Group reduce airborne DPMs at its South Deep operation by up to 45%, depending on location.

Gold Fields will continue to research the benefits of exhaust treatments at South Deep, including diesel particulate filters. Furthermore, it is likely that the mine’s DPM performance will improve with time due to the ongoing acquisition of more advanced engine technology. The introduction of ultra-low sulfur diesel is also expected to extend the range of engines that can be employed at the mine.

Radiation

Underground mining, including that which is carried out at South Deep, has the potential to expose workers to latent radiation. South Africa’s ‘National Nuclear Regulator’ Act stipulates that the maximum permissible personal exposure from ionizing radiation is 100 mSV in aggregate per five consecutive years, and may not exceed 50 mSV in a single year over a five-year period. Occupational monitoring at South Deep showed that the annual exposure limit of 50 mSV was not exceeded at any point during fiscal 2014 and that average exposures were between 3 and 6 mSV between 2010 and 2014.

HIV/AIDS and tuberculosis

MHSC targets in respect of HIV/AIDs and associated health issues such as tuberculosis include the requirement that tuberculosis incidence rates at mining operations be at or below the national incidence rate by December 2024, and that 100% of employees be offered annual HIV counseling and testing, with all eligible employees linked to an anti-retroviral program. At Gold Fields, HIV/AIDS management is integrated into mainstream health services to improve worker participation and minimize stigmatization. Voluntary Counselling and Testing, or VCT, takes place, for example, during regular employee health assessments. This has the added benefit of directly addressing the interaction of HIV/Aids with related health issues such as tuberculosis and sexually transmitted infections.

Gold Fields’ workforce in South Africa faces a particular risk of exposure to HIV/AIDS, given that an estimated 19.1% of adults in South Africa aged 15 to 49 live with the disease, according to data from the United Nations. Gold Fields is committed to lowering the HIV/AIDS prevalence rate at its operations in South Africa, which is estimated to be 12% at the time of this annual report as 152 employees of 1,320 tested positive in fiscal 2014. The Group’s integrated strategy for HIV/Aids, sexually transmitted infections and tuberculosis at its South Africa operations, or HAST Strategy, directly addresses interactions between these diseases. The HAST Strategy is based on four key pillars:

•	Promotion: This includes regular publicity campaigns and condom distribution at all workplaces;

•

Prevention: VCT is provided to all employees, contractors, their partners and family members on a confidential basis. In 2014, the Region’s VCT participation rate was 25%, compared to 16% in fiscal 2013;

•

Treatment: Free Highly Active Anti-Retroviral Treatment, or HAART, is provided to HIV-infected employees through onsite clinics staffed with doctors. In fiscal 2014, 58 employees at Gold Fields’ South Africa operations joined the HAART program, compared with 53 in fiscal 2013. This takes the total number of active participants to 262, compared to 253 in fiscal 2013. Employees’ dependants are also eligible to receive HAART via the Group’s medical aid schemes; and

•	Support: This includes doctor-based primary healthcare, psychological counselling and social services for all employees and contractors.

In addition, South Deep supports a number of community-based HIV/AIDS projects, in recognition of the potentially close relationship that HIV/AIDS in the workplace can have with local communities.

Gold Fields’ workforce also faces exposure to HIV/AIDS in Ghana, where an estimated 1.3% of adults aged 15 to 49 live with the disease, according to data from the United Nations. All of Gold Fields’ employees and contractors have access to a confidential VCT program which employees receive free of charge. This program had a participation rate of 45% in fiscal 2014 among employees and contractors, and a participation rate among employees alone of 78%. Individuals who test positive for HIV are provided with treatment in line with the Government’s national HIV treatment program, which supplies drugs free of charge. Gold Fields also implements community-based HIV/AIDS programs in Ghana, including public education (via radio and trained community health educators) and condom distribution.

Malaria

The workforce at Gold Fields’ West Africa operations faces a high risk of exposure to malaria. In fiscal 2012, for example, Ghana recorded 3.76 million cases, according to data from the World Health Organization. Furthermore, Gold Fields’ West Africa operations are in an area of elevated malaria exposure (according to the Malaria Atlas Project). During fiscal 2014, there were 681 workplace malaria cases that tested positive at Gold Fields’ operations in West Africa (2013: 708), none of which proved to be fatal.

Gold Fields has a comprehensive malaria strategy in place at its West Africa operations, based on education, prevention, prophylaxis and treatment. This includes the spraying of accommodation (both on-mine and within the community), the fitting of anti-mosquito screens in mine accommodation, provision of insect repellent sprays and creams to night shift workers, larviciding of stagnant pools, support for community health facilities and rapid diagnosis and treatment.

Ebola

Although no Ebola cases were recorded in Ghana in fiscal 2014, Gold Fields took proactive steps to prepare for potential infection at its operations in West Africa. This included the development of a formal Ebola Management Strategy and Plan, which addresses:

•	The monitoring of infections across West Africa;

•	Capability-building for members of the Employee Wellbeing Team, staff at the Tarkwa Mine Hospital and local volunteers;

•	Raising of Ebola awareness amongst the workforce;

•

Screening of all visitors and employees returning from leave at the mines’ points of entry to ensure that persons coming from the three Ebola-affected countries do not enter the mine until 22 days have passed; and

•	Additional resourcing to support potential control protocols – including screening, isolation and treatment.

TRIFR, Fatalities and Fatal Injury Frequency Rate

In fiscal 2014, Gold Fields continued to focus on implementing its Group Safety Reporting Guideline, which is based on International Council on Mining and Metals, or ICMM, guidelines. Since fiscal 2013, Gold Fields has aligned its health and safety metrics with those of the ICMM, headed by the TRIFR. As Gold Fields’ peer companies tend to use the TRIFR metric, this alignment assists with benchmarking of Group performance against the wider sector.

The information in the following tables for fiscal 2013 excludes the newly-acquired Yilgarn South Assets, unless otherwise indicated. The information in the following tables for fiscal 2014 is inclusive of the Yilgarn South Assets. The existing Agnew and newly-acquired Lawters operations were combined in the fourth quarter of fiscal 2013 and it is therefore not possible to separate out the data for Yilgarn South Assets in fiscal 2014 to allow for a year-on-year comparison with fiscal 2013.

The following tables set out the TRIFR data for Gold Fields’ mining operations for the last two calendar years. The tables also provide the number of fatalities and fatal injury frequency rate data for Gold Fields’ South African, West African, Australian and Americas operations.

South Africa

West Africa

Australia

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

As of December 31, 2014, the issued share capital of Gold Fields consisted of 775,308,626 ordinary shares.

A list of the individuals and organizations holding, to the knowledge of management, directly or indirectly, 5% or more of its issued share capital as of February 27, 2015 is set forth below.

Beneficial owner	Ordinary shares	Percentage
Public Investment Corporation Limited	70,150,833	9.05%
First Eagle Investment Management, L.L.C.	62,756,265	8.09%
Van Eck Global	55,741,650	7.19%
Allan Gray	49,772,260	6.42%
Investec Asset Management	44,119,377	5.69%
BlackRock Investment Management	39,969,798	5.16%

To the knowledge of management, none of the above shareholders hold voting rights which are different from those held by Gold Fields’ other shareholders.

The table below shows the significant changes in the percentage of ownership by Gold Fields’ major shareholders, to the knowledge of Gold Fields’ management, during the past three fiscal years.

	Beneficial ownership as of
	December 31, 2012	December 31, 2013	December 31, 2014
	(%)
Beneficial owner
Investec Asset Management (Pty) Ltd.	6.74	9.48	6.85
Public Investment Corporation Limited	4.20	8.14	8.97
First Eagle Investment Management, L.L.C	6.92	7.81	8.18

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

Indemnity Agreement

Each of Gold Fields, GFO, Gold Fields Holdings Company (BVI) Limited and Sibanye Gold, or the Guarantors, have entered into the Indemnity Agreement in favor of Sibanye Gold, in order to indemnify Sibanye Gold, with effect from the date on which the Spin-off took place, against any loss caused to Sibanye Gold in circumstances where Sibanye Gold is required to make a payment to noteholders or the trustee of the Notes by virtue of its guarantee of the Notes (whether such loss is made prior to or after the date on which the Spin-off takes effect or whether the circumstances giving rise to such loss arose prior to or after such date). The Indemnity Agreement will remain in place for as long as Sibanye Gold’s guarantee obligations under the Notes remain in place, which is the redemption date of the Notes unless Sibanye Gold is released as a guarantor by the trustee of the Notes.

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

Dividends and Dividend Policy

The following table sets forth the dividends announced and paid per share in respect of Gold Fields’ ordinary shares for the periods indicated:

	Year ended
	June 30, 2008		June 30, 2009		June 30, 2010		December 31, 2010		December 31, 2011		December 31, 2012		December 31, 2013		December 31, 2014(1)
	($)	(Rand)	($)	(Rand)	($)	(Rand)	($)	(Rand)	($)	(Rand)	($)	(Rand)	($)	(Rand)	($)	(Rand)
Prior year’s final dividend	0.13	0.95	0.16	1.20	0.10	0.80	0.10	0.70	0.10	0.70	0.30	2.30	0.08	0.75	0.02	0.22
Interim dividend	0.09	0.65	0.03	0.30	0.07	0.50	—	—	0.14	1.00	0.20	1.60	—	—	0.02	0.20

Total dividend	0.22	1.60	0.19	1.50	0.17	1.30	0.10	0.70	0.24	1.70	0.50	3.90	0.08	0.75	0.04	0.42

Note:

(1)	A final dividend of R0.20 per share was announced on February 12, 2015 and paid on March 9, 2015.

Gold Fields’ dividend policy is to pay a dividend of between 25% and 35% of normalized earnings.

Significant Changes

Please refer to “Operating and Financial Review and Prospects—Recent Developments”.

ITEM 9: THE OFFER AND LISTING

Listing Details

The principal non-United States trading market for the ordinary shares of Gold Fields is the JSE on which they trade under the symbol “GFI.” The ordinary shares of Gold Fields are also listed on the SWX Swiss Exchange. Gold Fields’ International Depositary Shares are listed on Euronext Brussels. As of December 31, 2014, 14,648 record holders of Gold Fields’ ordinary shares, holding an aggregate of 240,517,515 ordinary shares (31.02%), were listed as having addresses in South Africa. As of December 31, 2014, 429 record holders of Gold Fields’ ordinary shares, holding an aggregate of 425,363,807 ordinary shares (54.86%), were listed as having addresses in the United States.

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

The following table sets out ordinary share trading information on a yearly basis for the last five fiscal years, as reported by I-Net Bridge, a South African financial information service:

Year ended	Ordinary share price		Average daily trading volume
	High	Low
	(Rand per ordinary share)		(number of ordinary shares)
June 30, 2010	114.74	83.30	2,678,274
December 31, 2010	125.90	94.90	2,095,245
December 31, 2011	143.00	95.60	2,172,942
December 31, 2012	131.31	96.00	2,304,320
December 31, 2013	109.85	31.40	3,524,334
December 31, 2014	53.09	32.35	2,211,070
through April 7, 2015	67.45	44.30	2,366,330

The following table sets out ordinary share trading information on a quarterly basis for the periods indicated, as reported by I-Net Bridge:

Quarter ended	Ordinary share price		Average daily trading volume
	High	Low
	(Rand per ordinary share)		(number of ordinary shares)
March 31, 2013	109.85	69.45	3,926,840
June 30, 2013	70.14	47.61	4,568,471
September 30, 2013	65.91	46.09	3,083,403
December 31, 2013	48.86	31.40	2,554,967
March 31, 2014	45.95	32.35	3,083,403
June 30, 2014	44.85	36.90	1,960,297
September 30, 2014	51.44	39.81	2,296,969
December 31, 2014	53.09	35.99	2,260,043
March 31, 2015	67.45	52.20	2,409,328

The following table sets out ordinary share trading information on a monthly basis for each of the last six months, as reported by I-Net Bridge:

Month ended	Ordinary share price		Average daily trading volume
	High	Low
	(Rand per ordinary share)		(number of ordinary shares)
October 31, 2014	45.43	36.40	1,844,956
November 30, 2014	49.97	35.99	2,191,724
December 31, 2014	53.09	46.17	2,805,712
January 31, 2015	67.45	52.20	2,513,416
February 28, 2015	67.40	49.94	2,239,973
March 31, 2015	54.65	44.30	2,463,931

On April 7, 2015, the closing price of the ordinary shares on the JSE was 51.84.

New York Stock Exchange Trading History

The tables below show the high and low closing prices in U.S. dollars and the average daily volume of trading activity on the NYSE for the last five fiscal years.

The following table sets out ADS trading information on a yearly basis for the last five fiscal years, as reported by Bloomberg:

Year ended	ADS price		Average daily trading volume
	High	Low
	($ per ADS)		(number of ADSs)
June 30, 2010	15.82	10.99	5,907,096
December 31, 2010	18.49	11.08	4,889,081
December 31, 2011	18.55	13.80	4,007,009
December 31, 2012	16.92	11.32	3,994,433
December 31, 2013	12.49	3.02	5,566,292
December 31, 2014	4.84	3.00	4,970,039
through April 7, 2015	4.47	4.22	2,882,459

The following table sets out ADS trading information on a quarterly basis for the periods indicated, as reported by Bloomberg:

Quarter ended	ADS price		Average daily trading volume
	High	Low
	($ per ADS)		(number of ADSs)
March 31, 2013	12.49	7.75	4,550,302
June 30, 2013	7.70	4.70	5,579,904
September 30, 2013	6.52	4.57	6,697,829
December 31, 2013	4.88	3.02	5,389,510
March 31, 2014	4.36	3.00	5,916,167
June 30, 2014	4.32	3.47	3,062,742
September 30, 2014	4.84	3.62	5,025,206
December 31, 2014	4.55	3.15	5,844,217
March 31, 2015	5.97	3.66	5,642,608

The following table sets out ADS trading information on a monthly basis for each of the last six months, as reported by Bloomberg:

Month ended	ADS price		Average daily trading volume
	High	Low
	($ per ADS)		(number of ADSs)
October 31, 2014	4.11	3.19	5,023,491
November 30, 2014	4.55	3.15	6,244,746
December 31, 2014	4.53	3.96	6,348,709
January 31, 2015	5.96	4.65	7,692,315
February 28, 2015	5.97	4.26	5,130,625
March 31, 2015	4.39	3.66	4,221,405

On April 7, 2015, the closing price of Gold Fields’ ADSs quoted on the NYSE was U.S.$4.22.

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

U.S.$1 billion Notes Issue

See “Operating and Financial Review and Prospects—Credit Facilities and Other Capital Resources—U.S.$1 billion Notes Issue”.

La Cima revolving senior secured credit facility

See “Operating and Financial Review and Prospects—Credit Facilities and Other Capital Resources—La Cima revolving senior secured credit facility”.

Amendment and Restatement Agreement relating to the Senior Revolving Loan Facilities Agreement originally dated December 22, 2010

See “Operating and Financial Review and Prospects—Credit Facilities and Other Capital Resources—U.S.$70 million Ghana Senior Secured Revolving Credit Facility”.

U.S.$1,510 million Term Loan and Revolving Credit Facility

See “Operating and Financial Review and Prospects—Credit Facilities and Other Capital Resources—U.S.$1,510 million Term Loan and Revolving Credit Facility”.

R1,500 million Nedbank Revolving Credit Facility

See “Operating and Financial Review and Prospects—Credit Facilities and Other Capital Resources—R1,500 million Nedbank Revolving Credit Facility”.

R1.0 billion Long-Term Revolving Credit Facilities

See “Operating and Financial Review and Prospects—Credit Facilities and Other Capital Resources—R1.0 billion Long-Term Revolving Credit Facilities”.

Management and Other Compensatory Plans and Arrangements

See “Directors, Senior Management and Employees—Long-term Cash Incentive Plan”, “Directors, Senior Management and Employees—The Gold Fields Limited 2012 Share Plan”, “Directors, Senior Management and Employees—The Gold Fields Limited 2005 Share Plan”, “Directors, Senior Management and Employees—Shares Set Aside for Share Plans” and “Directors, Senior Management and Employees—Executive Directors’ Terms of Employment”.

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

In fiscal 2014, BNYM paid U.S.$1.3 million to Gold Fields as reimbursement for costs incurred over the year in connection with the ADR program.

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

The following summary is not a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of Gold Fields’ ordinary shares or ADSs and does not cover tax consequences that depend upon your particular tax circumstances. In particular, the following summary addresses tax consequences for holders of ordinary shares or ADSs who are not residents of, or who do not carry on business in, South Africa and who hold ordinary shares or ADSs as capital assets (that is, for investment purposes). For the purposes of the income tax treaty between South Africa and the United States, or the Treaty, and South African tax law, a United States resident that owns Gold Fields ADSs will be treated as the owner of the Gold Fields ordinary shares represented by such ADSs. Gold Fields recommends that you consult your own tax adviser about the consequences of holding Gold Fields’ ordinary shares or ADSs, as applicable, in your particular situation.

Withholding Tax on Dividends

It should be noted that the 15% withholding tax on dividends declared by South African resident companies to non-resident shareholders or non-resident ADS holders was introduced with effect from April 1, 2012. Generally, under the Treaty, the withholding tax is limited to 5% of the gross amount of the dividends if the beneficial owner of the shares is a company holding directly at least 10% of the voting stock of the company paying the dividends and to 15% of the gross amount of the dividends in all other cases.

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

On October 1, 2014, South Deep entered into a U.S.$/Rand zero-cost collar for $7.5 million per month for a period of six months starting October 2014. A floor of R11.2 and an average cap over the period of R12.0567 was achieved. At December 31, 2014, the fair value of the collar was nil.

Gains and losses on financial instruments are disclosed in detail under “Operating and Financial Review and Prospects—Results of Operations—(Loss)/gain on financial instruments.”

Foreign Currency Contract Position

As of December 31, 2014, there were no foreign currency contract positions other than the abovementioned which is not considered material.

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

A sensitivity analysis of the mark-to-market valuation has not been performed as there were no significant foreign currency contracts as of December 31, 2014.

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

Commodity Price Hedging Experience

Gold

No gold derivative instruments were entered into during fiscal 2014 and no gold derivative instruments have been entered into since fiscal 2007.

Copper

No contracts were entered into during fiscal 2012, 2013 and 2014.

Oil

From time to time, various subsidiaries of Gold Fields enter into call options to fix the price of specified quantities of diesel fuel. During fiscal 2013 and 2014, the following options were entered into:

•

On May 1, 2013, St. Ives Gold Mining Company (Pty) Ltd entered into a Singapore Gasoil 10ppm cash settled swap transaction for 7,500 barrels per month effective from June 1, 2013 until March 31, 2014 at a fixed price of $115.00 per barrel.

•

On September 10, 2014, Gold Fields Australia (Pty) Limited entered into a Singapore Gasoil 10ppm cash settled swap transaction contract for a total of 136,500 barrels, effective September 15, 2014 until March 31, 2015 at a fixed price of $115.00 per barrel. The 136,500 barrels are based on 50 per cent of usage for the seven month period – September 2014 to March 2015. Brent Crude at the time of the transaction was $99.10 per barrel.

•

On November 26, 2014, Gold Fields Australia (Pty) Limited entered into further Singapore Gasoil 10ppm cash settled swap transaction contracts. A contract for 63,000 barrels for the period January – March 2015 was committed at a fixed price of $94.00 per barrel, and a further 283,500 barrels was committed at a price of $96.00 per barrel for the period April – December 2015. Brent Crude at the time of the transaction was $78.50 per barrel.

No further contracts were entered into during fiscal 2014.

Commodity Price Contract Position

The following contract was outstanding as of December 31, 2014:

•	Australian diesel hedge—430,500 barrels with a negative fair value of $10.3 million.

Interest Rate Sensitivity

General

As of December 31, 2014, Gold Fields’ indebtedness amounted to $1 910.9 million. Gold Fields generally does not undertake any specific action to cover its exposure to interest rate risk, although it may do so in specific circumstances. For a discussion of Gold Fields’ credit facilities and other borrowings outstanding as of December 31, 2014, including the interest rates applicable to them, see “Operating and Financial Review and Prospects—Credit Facilities and Other Capital Resources.”

Interest Rate Sensitivity Analysis

$919.6 million of Gold Fields interest bearing debt outstanding as of December 31, 2014 was exposed to interest rate fluctuations. This debt is normally rolled for periods between one and three months and is therefore exposed to the rate changes in this period.

$703.0 million of the total debt was exposed to changes in LIBOR while $216.6 million was exposed to the Prime Rate and JIBAR. The following table indicates the change to finance expense had LIBOR and the Prime Rate and JIBAR differed as indicated.

	Change in finance expense for a nominal change in interest rate, change as of December 31, 2014
	($ million, except for percentages)
Sensitivity to interest rates	(1.5)%	(1.0)%	(0.5)%	0.5%	1.0%	1.5
Sensitivity to LIBOR interest rate	(11.8)	(7.9)	(3.9)	3.9	7.9	11.8
Sensitivity to Prime and JIBAR	(3.4)	(2.3)	(1.1)	1.1	2.3	3.4

Change in finance expense	(15.2)	(10.2)	(5.0)	5.0	10.2	15.2

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

AND USE OF PROCEEDS

Not applicable.

ITEM 15: CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures:

Gold Fields has carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer of Gold Fields, of the effectiveness of the design and operation of Gold Fields’ disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report. Based upon that evaluation, Gold Fields’ Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2014, Gold Fields’ disclosure controls and procedures were effective.

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

Gold Fields’ management assessed the effectiveness of its internal control over financial reporting as of December 31, 2014. In making this assessment, Gold Fields’ management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (1992), or COSO, in Internal Control-Integrated Framework. Based upon its assessment, Gold Fields’ management concluded that, as of December 31, 2014, its internal control over financial reporting is effective based upon those criteria.

KPMG Inc., or KPMG, an independent registered public accounting firm that audited the consolidated financial statements included in this annual report on Form 20-F, has issued an attestation report on the effectiveness of Gold Fields’ internal control over financial reporting as of December 31, 2014.

(c)	Attestation Report of the Registered Public Accounting Firm:

See report of KPMG Inc., an Independent Registered Public Accounting Firm, on page F-1.

(d)	Changes in Internal Control Over Financial Reporting:

There has been no change in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during fiscal 2014 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG served as Gold Fields’ principal accountant. Set forth below are the fees for audit and other services rendered by KPMG for fiscal 2012, 2013 and 2014.

	Year ended December 31,
	2012	2013	2014
	(U.S.$ million)
Audit fees	3.8	3.4	3.2
Audit-related fees	1.2	0.3	0.3
Tax fees	—	—	—
All other fees	0.1	—	0.1

Total	5.1	3.7	3.6

Audit fees include fees for audit services rendered for Gold Fields’ annual consolidated financial statements filed with regulatory organizations.

Audit-related fees include fees for related services by the principal accountant that are reasonably related to the performance of the audit or review of the registrant’s financial statements.

Tax fees include fees for tax compliance, tax advice, tax planning and other tax-related services.

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

ITEM 18: FINANCIAL STATEMENTS

The following financial statements of Gold Fields Limited are filed as part of this annual report.

ITEM 19: EXHIBITS

The following instruments and documents are included as Exhibits to this annual report.

No.	Exhibit

1.1	Memorandum of Association of Gold Fields (incorporated by reference to Exhibit 1.1 to the registration statement on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on May 6, 2002)

1.2	Articles of Association of Gold Fields (incorporated by reference to Exhibit 1.2 to the registration statement on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on May 6, 2002)

1.3	Amended Articles of Association of Gold Fields (incorporated by reference to Exhibit 1.3 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 7, 2007)

2.1	Memorandum of Incorporation of Gold Fields (included in Exhibits 1.1 and 1.2)

2.2	Deposit Agreement among Gold Fields, Gold Fields Limited (f/k/a/Driefontein Consolidated Limited), The Bank of New York, as depositary, and the owners and beneficial owners from time to time of American Depositary Receipts, dated as of February 2, 1998, as amended and restated as of May 21, 2002 (incorporated by reference to Exhibit 2.3 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on October 24, 2002)

2.3	Form of American Depositary Receipt (included in Exhibit 2.2)

2.4	Amended Memorandum of Incorporation of Gold Fields (included in Exhibit 1.3)

2.5	Trust Deed among Orogen, as issuer; Gold Fields Limited, GFIMSA, GFO, and GFH, as guarantors; and Citicorp Trustee Company Limited, as trustee, dated October 7, 2010 in relation to the U.S.$1 billion Note Issue (incorporated by reference to Exhibit 2.8 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 2, 2010)

2.6	Amended Memorandum of Incorporation of Gold Fields, adopted by Special Resolution on May 14, 2012 (incorporated by reference to Exhibit 2.6 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on May 14, 2013)

4.1	The Gold Fields Limited 2005 Non-Executive Share Plan, adopted November 17, 2005 (incorporated by reference to Exhibit 4.24 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on December 22, 2005)

4.2	The Gold Fields Limited 2005 Share Plan, adopted November 17, 2005 (incorporated by reference to Exhibit 4.25 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 22, 2005)

4.3	The Gold Fields Limited 2012 Share Plan, dated May 14, 2012 (incorporated by reference to Exhibit 4.6 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on May 14, 2013)

4.4	Agreement between Nicholas J. Holland and Gold Fields Group Services (Pty) Ltd, dated March 6, 2009 and effective March 1, 2009 (incorporated by reference to Exhibit 4.29 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

No.	Exhibit

4.5	Agreement between Nicholas J. Holland and Gold Fields Ghana Holdings (BVI) Limited, dated March 9, 2009 and effective March 1, 2009 (incorporated by reference to Exhibit 4.30 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

4.6	Agreement between Nicholas J. Holland and Gold Fields Orogen Holding Company (BVI), dated March 6, 2009 and effective March 1, 2009 (incorporated by reference to Exhibit 4.31 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

4.7	Agreement between Nicholas J. Holland and Gold Fields Group Services (Pty) Ltd, dated April 9, 2010 and effective April 1, 2010 (incorporated by reference to Exhibit 4.29 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 2, 2010)

4.8	Agreement between Nicholas J. Holland and Gold Fields Ghana Holdings (BVI) Limited, dated April 9, 2010 and effective April 1, 2010 (incorporated by reference to Exhibit 4.30 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 2, 2010)

4.9	Agreement between Nicholas J. Holland and Gold Fields Orogen Holding Company (BVI), dated April 9, 2010 and effective April 1, 2010 (incorporated by reference to Exhibit 4.31 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 2, 2010)

4.10	U.S.$200 million Revolving Senior Secured Credit Facility Agreement between The Bank of Nova Scotia, Scotiabank Peru S.A.A., Scotiabank Europe Plc and La Cima, dated December 16, 2014

4.11	Credit Facilities Agreement between Barclays Bank Plc, GFI Joint Venture Holdings (Proprietary) Limited, GFO, Gold Fields Orogen Holding (BVI) and the Original Guarantors (listed in Schedule 1), dated November 28, 2012, as amended and restated as of January 30, 2013 pursuant to a Syndication and Amendment Agreement (incorporated by reference to Exhibit 4.25 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on May 14, 2013)

4.12	Indemnity Agreement among Gold Fields Orogen Holding (BVI) Limited, Gold Fields, GFO, Gold Fields Holdings Company (BVI) Limited and Sibanye Gold, in respect of Sibanye Gold’s obligations under the Notes, dated December 20, 2012 (incorporated by reference to Exhibit 4.26 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on May 14, 2013)

4.13	Revolving Credit Facility Agreement among Nedbank Limited, GFI Joint Venture Holdings (Proprietary) Limited, GFO and the Original Guarantors (listed in Schedule 1), dated March 1, 2013 (incorporated by reference to Exhibit 4.28 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on May 14, 2013)

4.14	Rand 500,000,000 Revolving Credit Facility Agreement between FirstRand Bank Limited, GFI Joint Venture Holdings (Pty) Limited, GFO and the Original Guarantors (listed in Schedule 1), dated June 14, 2013 (incorporated by reference to Exhibit 4.29 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on April 25, 2014)

4.15	Rand 500,000,000 Revolving Credit Facility Agreement between Standard Bank of South Africa Limited, GFI Joint Venture Holdings (Pty) Limited, GFO and the Original Guarantors (listed in Schedule 1), dated December 20, 2013 (incorporated by reference to Exhibit 4.30 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on April 25, 2014)

No.	Exhibit

4.16	Agreement between Paul A. Schmidt and Gold Fields Group Services (Pty) Ltd, dated November 24, 2009 and effective November 6, 2009 (incorporated by reference to Exhibit 4.33 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

4.17	Agreement between Paul A. Schmidt and Gold Fields Ghana Holdings (BVI) Limited, dated November 24, 2009 and effective November 6, 2009 (incorporated by reference to Exhibit 4.34 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

4.18	Agreement between Paul A. Schmidt and Gold Fields Orogen Holding Company (BVI), dated November 24, 2009 and effective November 6, 2009 (incorporated by reference to Exhibit 4.35 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

4.19	First Addendum to the Employment Contract made and entered into between Gold Fields Group Services (Pty) Ltd and Paul A. Schmidt, dated April 1, 2010 (incorporated by reference to Exhibit 4.40 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 2, 2010)

4.20	First Addendum to the Employment Contract made and entered into between Gold Fields Ghana Holdings (BVI) Limited and Paul A. Schmidt, dated April 1, 2010 (incorporated by reference to Exhibit 4.41 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 2, 2010)

4.21	First Addendum to the Employment Contract made and entered into between Gold Fields Orogen Holding Company (BVI) and Paul A. Schmidt, dated April 1, 2010 (incorporated by reference to Exhibit 4.42 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 2, 2010)

8.1	Amended list of subsidiaries of the registrant

12.1	Certification of Chief Executive Officer

12.2	Certification of Chief Financial Officer

13.1	Certification of Chief Executive Officer

13.2	Certification of Chief Financial Officer

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GOLD FIELDS LIMITED

/s/ Nicholas J. Holland
Name: Nicholas J. Holland
Title: Chief Executive Officer
Date: April 14, 2015

The Board of Directors and Stockholders

Gold Fields Limited:

We have audited the accompanying consolidated balance sheets of Gold Fields Limited and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2014. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule, “Schedule I—Valuation and Qualifying Accounts”. We also have audited Gold Fields Limited’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Gold Fields Limited’s management is responsible for these consolidated financial statements and financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Report on Internal Control over Financial Reporting” appearing in Item 15 of the Form 20-F. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule and an opinion on Gold Fields Limited’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gold Fields Limited and subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein. Also in our opinion, Gold Fields Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ KPMG Inc.

Johannesburg, South Africa

April 14, 2015

Gold Fields Limited

Consolidated Statements of Operations

($ in millions unless otherwise noted)

	Fiscal Year Ended December 31,
	2014	2013	2012
REVENUES
Product sales	2,868.8	2,906.3	3,530.6

COSTS AND EXPENSES
Production costs (exclusive of depreciation and amortization)	1,808.1	1,819.9	1,862.6
Depreciation and amortization	677.3	568.5	425.8
Corporate expenditure	27.3	39.4	38.2
Employee termination costs	42.2	35.5	6.1
Exploration expenditure	36.2	77.9	135.3
Feasibility and evaluation costs	—	68.0	103.5
Loss/(profit) on disposal of property, plant and equipment	1.3	(10.2)	(0.2)
Asset impairments and write-offs	14.0	215.3	41.6
Royalties	86.1	90.5	116.8
Accretion expense on provision for environmental rehabilitation	15.4	10.4	13.9

	2,707.9	2,915.2	2,743.6

OTHER (EXPENSES)/INCOME
Interest and dividends	4.2	8.5	16.3
Finance expense	(80.8)	(72.4)	(55.6)
Loss on financial instruments	(11.5)	(0.3)	(0.4)
Foreign exchange gains/(losses)	8.4	7.3	(13.8)
Profit on disposal of investments and subsidiaries	78.0	17.8	27.6
Impairment of investments	(6.8)	(10.3)	(10.5)
Other expenses	(44.2)	(104.2)	(37.9)

	(52.7)	(153.6)	(74.3)

INCOME/(LOSS) BEFORE TAX, IMPAIRMENT OF INVESTMENT IN EQUITY INVESTEE, SHARE OF EQUITY INVESTEES’ LOSSES AND DISCONTINUED OPERATIONS	108.2	(162.5)	712.7
Income and mining tax expense	(121.6)	(105.7)	(359.4)

(LOSS)/INCOME BEFORE IMPAIRMENT OF INVESTMENT IN EQUITY INVESTEE, SHARE OF EQUITY INVESTEES’ LOSSES AND DISCONTINUED OPERATIONS	(13.4)	(268.2)	353.3
Impairment of investment in equity investee	(7.4)	—	—
Share of equity investees’ losses, net of tax	(4.4)	(18.4)	(63.1)

(Loss)/income from continuing operations	(25.2)	(286.6)	290.2
Income from discontinued operations, net of tax	—	20.5	362.3

Net (loss)/income	(25.2)	(266.1)	652.5
Net income/(loss) attributable to noncontrolling interests	2.0	(18.2)	(1.8)

- Continuing operations	2.0	(18.2)	(1.9)
- Discontinued operations	—	—	0.1
Net (loss)/income attributable to Gold Fields shareholders	(27.2)	(247.9)	654.3
- Continuing operations	(27.2)	(268.4)	292.1
- Discontinued operations	—	20.5	362.2
BASIC (LOSS)/EARNINGS PER SHARE ($)
- Continuing operations	(0.04)	(0.36)	0.40
- Discontinued operations	—	0.03	0.50
DILUTED (LOSS)/EARNINGS PER SHARE ($)
- Continuing operations	(0.04)	(0.36)	0.40
- Discontinued operations	—	0.03	0.50
WEIGHTED AVERAGE NUMBER OF SHARES USED IN THE
- COMPUTATION OF BASIC (LOSS)/EARNINGS PER SHARE
- Continuing operations	769,141,871	742,606,726	727,459,457
- Discontinued operations	—	742,606,726	727,459,457
- COMPUTATION OF DILUTED (LOSS)/EARNINGS PER SHARE
- Continuing operations	769,141,871	742,606,726	730,723,950
- Discontinued operations	—	742,606,726	730,723,950
DIVIDEND PER SHARE ($)	0.04	0.08	0.50

The accompanying notes are an integral part of these consolidated financial statements

Gold Fields Limited

Consolidated Statements of Comprehensive Income

($ in millions unless otherwise noted)

	Fiscal Year Ended December 31,
	2014	2013	2012
Net (loss)/income	(25.2)	(266.1)	652.5
Other comprehensive loss, net of tax	(368.4)	(746.5)	(190.6)
Changes in fair value of listed investments	6.0	1.6	14.5
Mark-to-market adjustment of listed investments [1]	6.9	(1.3)	18.7
Realized gain on disposal of listed investments [2]	(1.8)	(7.4)	(14.7)
Impairment of listed investments [3]	0.9	10.3	10.5
Foreign currency translation adjustment	(374.4)	(748.1)	(205.1)

Comprehensive (loss)/income	(393.6)	(1,012.6)	461.9

Comprehensive (loss)/income attributable to:
Gold Fields shareholders	(395.6)	(994.4)	424.6
Noncontrolling interests	2.0	(18.2)	37.3

	(393.6)	(1,012.6)	461.9

(1)	Includes deferred tax of $nil (2013: $1.7 million and 2012: $1.0 million).
(2)	This amount has been reclassified to and included in the profit on disposal of investments and subsidiaries line in the Consolidated Statement of Operations.
(3)	This amount has been reclassified to and included in the impairment of investments line in the Consolidated Statement of Operations.

The accompanying notes are an integral part of these consolidated financial statements

Gold Fields Limited

Consolidated Balance Sheets

($ in millions unless otherwise noted)

	December 31, 2014	December 31, 2013
ASSETS
CURRENT ASSETS
Cash and cash equivalents	458.0	325.0
Assets held for sale	31.0	47.0
Receivables	226.5	272.6
Inventories	373.3	402.7
Short-term deferred income and mining taxes	6.9	29.0

Total current assets	1,095.7	1,076.3

Property, plant and equipment, net	4,453.3	4,933.0
Goodwill	756.3	845.5
Deferred income and mining taxes	10.9	22.6
Inventories	148.1	109.0
Non-current investments	286.5	268.9

Total assets	6,750.8	7,255.3

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable and provisions	498.5	445.0
Short-term deferred income and mining taxes	10.3	16.0
Interest payable	11.2	12.4
Royalties, income and mining taxes payable	58.2	34.6
Short-term loans and current portion of long-term loans	140.2	121.5

Total current liabilities	718.4	629.5
Long-term loans	1,770.7	1,938.6
Deferred income and mining taxes	252.9	309.3
Provision for environmental rehabilitation	300.1	269.2
Long-term incentive plan	8.3	—
Other non-current liabilities	9.1	10.9

Total liabilities	3,059.5	3,157.5

COMMITMENTS AND CONTINGENCIES - see notes 21 and 22
SHAREHOLDERS’ EQUITY
Share capital December 31, 2014 - 1,000,000,000 (December 31, 2013 - 1,000,000,000) authorized ordinary shares of 50 South African cents each. Shares issued December 31, 2014: 771,416,491 (December 31, 2013: 767,160,263)	63.0	62.9
Additional paid-in capital	4,465.0	4,439.0
Retained earnings	684.1	741.1
Accumulated other comprehensive loss	(1,617.4)	(1,249.0)

Gold Fields shareholders’ equity	3,594.7	3,994.0
Noncontrolling interests	96.6	103.8

Total equity	3,691.3	4,097.8

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	6,750.8	7,255.3

The accompanying notes are an integral part of these consolidated financial statements

Gold Fields Limited

Consolidated Statements of Changes in Shareholders’ Equity

($ in millions unless otherwise noted)

	Number of ordinary shares issued	Share capital	Additional paid-in capital	Retained earnings	Accumulated other comprehensive (loss)/income	Gold Fields’ shareholders equity	Noncontrolling interests	Total
BALANCE - DECEMBER 31, 2011	723,735,186	59.0	5,374.6	772.5	(423.3)	5,782.8	69.5	5,852.3
Net income/(loss)	—	—	—	654.3	—	654.3	(1.8)	652.5
Dividends declared	—	—	—	(364.2)	—	(364.2)	(8.5)	(372.7)
Share-based compensation	—	—	77.7	—	—	77.7	—	77.7
Exercise of employee share options	5,801,627	2.0	—	—	—	2.0	—	2.0
Purchase of noncontrolling interests	—	—	—	(8.3)	—	(8.3)	0.1	(8.2)
Other comprehensive (loss)/income[1]	—	—	—	—	(229.7)	(229.7)	39.1	(190.6)
Receipt of funds from noncontrolling interests	—	—	—	—	—	—	27.7	27.7

BALANCE - DECEMBER 31, 2012	729,536,813	61.0	5,452.3	1,054.3	(653.0)	5,914.6	126.1	6,040.7
Net loss	—	—	—	(247.9)	—	(247.9)	(18.2)	(266.1)
Dividends declared	—	—	—	(61.2)	—	(61.2)	(1.1)	(62.3)
Sibanye Gold spin-off	—	—	(1,184.2)	—	150.5	(1,033.7)	—	(1,033.7)
Share-based compensation	—	—	45.1	—	—	45.1	—	45.1
Exercise of employee share options	8,905,790	0.4	—	—	—	0.4	—	0.4
Purchase of noncontrolling interests	—	—	—	(4.1)	—	(4.1)	(8.7)	(12.8)
Transactions with noncontrolling interests	—	—	—	—	—	—	(1.1)	(1.1)
Acquisition of Barrick Yilgarn assets	28,717,660	1.5	125.8	—	—	127.3	—	127.3
Other comprehensive loss	—	—	—	—	(746.5)	(746.5)	—	(746.5)
Receipt of funds from noncontrolling interests	—	—	—	—	—	—	6.8	6.8

BALANCE - DECEMBER 31, 2013	767,160,263	62.9	4,439.0	741.1	(1,249.0)	3,994.0	103.8	4,097.8
Net (loss)/income	—	—	—	(27.2)	—	(27.2)	2.0	(25.2)
Dividends declared	—	—	—	(29.8)	—	(29.8)	(10.7)	(40.5)
Share-based compensation	—	—	26.0	—	—	26.0	—	26.0
Exercise of employee share options	4,256,228	0.1	—	—	—	0.1	—	0.1
Disposal of noncontrolling interests	—	—	—	—	—	—	(0.5)	(0.5)
Other comprehensive loss	—	—	—	—	(368.4)	(368.4)	—	(368.4)
Receipt of funds from noncontrolling interests	—	—	—	—	—	—	2.0	2.0

BALANCE - DECEMBER 31, 2014	771,416,491	63.0	4,465.0	684.1	(1,617.4)	3,594.7	96.6	3,691.3

(1)	Noncontrolling interests of other comprehensive (loss)/income relates to foreign exchange.

The accompanying notes are an integral part of these consolidated financial statements

Gold Fields Limited

Consolidated Statements of Changes in Shareholders’ Equity (continued)

($ in millions unless otherwise noted)

The following is a reconciliation of the components of accumulated other comprehensive (loss)/ income for the periods presented:

	Share of equity investee’s other comprehensive income	Mark-to-market of listed investments	Foreign exchange translation	Accumulated other comprehensive (loss)/income
BALANCE - DECEMBER 31, 2011	(14.4)	(21.6)	(387.2)	(423.2)
Other comprehensive income/(loss) before reclassifications	—	18.7	(244.3)	(225.6)
Mark-to-market of listed investments	—	18.7	—	18.7
Foreign exchange translation	—	—	(244.3)	(244.3)
Other comprehensive loss reclassified to statement of operations	—	(4.2)	—	(4.2)
Realized gain on disposal of listed investments	—	(14.7)	—	(14.7)
Impairment of listed investments	—	10.5	—	10.5
Net current year other comprehensive income/(loss)	—	14.5	(244.3)	(229.8)

BALANCE - DECEMBER 31, 2012	(14.4)	(7.1)	(631.5)	(653.0)
Other comprehensive loss before reclassifications	—	(1.3)	(748.1)	(749.4)
Mark-to-market of listed investments	—	(1.3)	—	(1.3)
Foreign exchange translation	—	—	(748.1)	(748.1)
Other comprehensive income reclassified to statement of operations	—	2.9	—	2.9
Realized gain on disposal of listed investments	—	(7.4)	—	(7.4)
Impairment of listed investments	—	10.3	—	10.3
Net current year other comprehensive income/(loss)	—	1.6	(748.1)	(746.5)
Reclassification from accumulated other comprehensive (loss)/income - Sibanye Gold spin-off	—	—	150.5	150.5

BALANCE - DECEMBER 31, 2013	(14.4)	(5.5)	(1,229.1)	(1,249.0)
Other comprehensive income/(loss) before reclassifications	—	6.9	(374.4)	(367.5)
Mark-to-market of listed investments	—	6.9	—	6.9
Foreign exchange translation	—	—	(374.4)	(374.4)
Other comprehensive loss reclassified to statement of operations	—	(0.9)	—	(0.9)
Realized gain on disposal of listed investments	—	(1.8)	—	(1.8)
Impairment of listed investments	—	0.9	—	0.9
Net current year other comprehensive income/(loss)	—	6.0	(374.4)	(368.4)

BALANCE - DECEMBER 31, 2014	(14.4)	0.5	(1,603.5)	(1,617.4)

The accompanying notes are an integral part of these consolidated financial statements

Gold Fields Limited

Consolidated Statements of Cash Flows

($ millions unless otherwise noted)

	Fiscal Year Ended December 31,
	2014	2013	2012
CASH FLOWS FROM OPERATIONS
Net (loss)/income from continuing operations	(25.2)	(286.6)	290.2
Reconciled to net cash provided by operations:
- Share of equity investees’ profits	4.4	18.4	63.1
- Impairment of investment in equity investee	7.4	—	—
- Deferred income and mining taxes	(12.6)	(59.4)	5.5
- Profit on disposal of investments and subsidiaries	(78.0)	(17.8)	(27.6)
- Impairment of investments	6.8	10.3	10.5
- Asset impairments and write-offs	14.0	215.3	41.6
- Depreciation and amortization	677.3	568.5	425.8
- Loss/(profit) on disposal of property, plant and equipment	1.3	(10.2)	(0.2)
- Share-based compensation	26.0	40.5	45.5
- Long-term incentive plan expense	8.7	—	—
- Accretion expense on provision for environmental rehabilitation	15.4	10.4	13.9
- Other	(6.1)	(2.6)	(10.5)
- Cash portion of share of equity investee loss	(3.6)	(18.4)	(50.1)
Changes in operating assets and liabilities:
- Receivables	26.6	140.7	(109.2)
- Inventories	(22.5)	(11.0)	(81.6)
- Accounts payable and provisions	77.7	(121.3)	110.7
- Royalties, income and mining taxes payable	26.2	(142.5)	22.8

NET CASH PROVIDED BY CONTINUING OPERATIONS	743.8	334.3	750.4
NET CASH PROVIDED BY DISCONTINUED OPERATIONS	—	30.9	409.5

NET CASH PROVIDED BY OPERATIONS	743.8	365.2	1,159.9

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment	(480.5)	(543.7)	(943.4)
Finance expense capitalized	(24.2)	(18.3)	(13.0)
Proceeds on disposal of property, plant and equipment	4.9	10.4	1.4
Barrick Yilgarn asset purchase	—	(135.0)	—
Investment in the Far South East Project	—	—	(110.0)
Investment in the Mankayan Project - Bezant Resources	—	(10.0)	—
Proceeds on disposal of Chucapaca	81.0	—	—
Purchase of listed investments	(4.4)	(3.5)	(0.8)
Proceeds on sale of listed investments	6.4	35.0	65.4
Investment in environmental trust funds	(7.1)	(15.4)	(3.3)

NET CASH UTILIZED IN INVESTING ACTIVITIES - CONTINUING OPERATIONS	(423.9)	(680.5)	(1,003.7)
NET CASH UTILIZED IN INVESTING ACTIVITIES - DISCONTINUED OPERATIONS	—	(54.9)	(381.8)

NET CASH UTILIZED IN INVESTING ACTIVITIES	(423.9)	(735.4)	(1,385.5)

CASH FLOWS FROM FINANCING ACTIVITIES
Long and short-term loans raised	463.9	3,177.7	936.3
Long and short-term loans repaid	(591.8)	(2,971.3)	(975.9)
Increase in noncontrolling interests funding	2.0	6.8	27.7
Purchase of noncontrolling interests	—	(12.8)	(10.8)
Dividends paid to Company shareholders	(29.8)	(61.2)	(364.2)
Dividends paid to noncontrolling interests	(10.6)	(1.1)	(11.5)
Payment to South African Equity interests in South Deep	(1.9)	(2.2)	(2.5)
Ordinary shares issued	—	0.8	2.0
Cash transferred on spin-off of Sibanye Gold	—	(106.4)	—

NET CASH (UTILIZED IN)/PROVIDED BY FINANCING ACTIVITIES - CONTINUING OPERATIONS	(168.2)	30.3	(398.9)
NET CASH PROVIDED BY FINANCING ACTIVITIES - DISCONTINUED OPERATIONS	—	39.0	514.7

NET CASH (UTILIZED IN)/PROVIDED BY FINANCING ACTIVITIES	(168.2)	69.3	115.8
EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	(18.7)	(29.7)	21.4

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	133.0	(330.6)	(88.4)
CASH AND CASH EQUIVALENTS - beginning of the year	325.0	655.6	744.0

CASH AND CASH EQUIVALENTS - end of year	458.0	325.0	655.6

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

The more significant areas requiring the use of management estimates and assumptions relate to mineral reserves that are the basis of future cash flow estimates and unit-of-production depreciation, depletion and amortization calculations; environmental, reclamation and closure obligations; estimates of recoverable gold and other materials in heap leach pads; asset impairments (including impairments of goodwill, long-lived assets, investments, gold in process, and stockpiles); other employee benefit liabilities (including valuation of share-based compensation and deferred compensation); valuation allowances for deferred tax assets; unrecognized tax benefits; reserves for contingencies and litigation; the fair value of assets acquired and liabilities assumed in business combinations and the fair value and accounting treatment of financial instruments.

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

(g)	NON-CURRENT INVESTMENTS: Non-current investments comprise (i) investments in listed companies which are classified as available-for-sale and are accounted for at fair value, with unrealized holding gains and losses excluded from earnings and reported as a separate component of shareholders’ equity; and (ii) investments in unlisted companies which are carried at their original cost with adjustments for write-downs where appropriate and the fair value approximates their carrying value; (iii) monies in environmental trust fund which are carried at amortized cost; and (iv) equity method investments. Realized gains and losses are included in the determination of net income or loss.

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

The current portion of leach pad inventories is determined based on engineering estimates of the quantities of gold at the reporting date that are expected to be recovered during the next 12 months.

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

(iii)	SHARE-BASED COMPENSATION PLANS: Compensation costs recognized in fiscal 2014, 2013 and 2012 include: a) compensation cost for all share-based payments granted prior to, but not yet vested as of July 1, 2005, based on the grant-date fair value estimated in accordance with the original provisions of ASC 718, Accounting for Stock- Based Compensation, and b) compensation cost for all share-based payments granted subsequent to June 30, 2005, based on the grant-date fair value estimated in accordance with the provisions of ASC 718, Stock-Based Compensation.

(iv)

LONG-TERM INCENTIVE PLAN: The Group operates a long-term incentive plan. The vesting of the awards is based on total shareholder return and free cash flow margin. These are accounted for as follows: a) the total shareholder return portion is treated as a share-based compensation plan. Compensation costs for all share-based payments are based on the fair value estimated in accordance with the provisions of ASC 718, Stock-Based Compensation; b) the free

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

2	SIGNIFICANT ACCOUNTING POLICIES (continued)
cash flow margin portion is treated as a deferred compensation plan. Compensation costs are accrued over the period of service when management considers the achievement of the performance condition probable in accordance with the provisions of ASC 710, Deferred Compensation.

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

(u)	DIVIDENDS DECLARED: Dividends proposed are recognized only when the dividends are declared. Dividends are payable in South African Rand.

(v)	SEGMENT REPORTING: The Group is a gold mining company operating geographically in South Africa, Ghana, Australia and Peru. The business segments comprise geographical operations based on locations and operating units.

(w)	EARNINGS/(LOSS) PER SHARE: is calculated based on the net income/(loss) divided by the weighted average number of common shares in issue during the period. Diluted earnings/(loss) per share is presented when the inclusion of potential ordinary shares has a dilutive effect on earnings/ (loss) per share.

(x)

DISCONTINUED OPERATIONS: A discontinued operation is a component of the Group that either has been disposed of, or that is classified as held for sale, and: (i) represents a separate major line of business or geographical area of operations that can be clearly distinguished from the rest of the Group in terms of operations and cash flows; or (ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations. Generally, a major line of business is a segment or business unit. Results from discontinued operations until the date of disposal are presented separately as a single amount in the consolidated statements of operations together with any gain or loss from disposal. Results from operations qualifying as discontinued operations as of the balance

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

(y)	ASSETS HELD FOR SALE: Assets are classified as assets held for sale when their carrying amount is to be recovered principally through a sale transaction and a sale is considered highly probable.

(z)	COMMITMENTS AND CONTINGENCIES: Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated.

(aa)	RECLASSIFICATIONS: For the 2012 and 2013 fiscal years, the following items have been reclassified to conform to current year presentation: (i) Royalties have been reclassified from other (expenses)/income to costs and expenses on the consolidated statements of operations; and (ii) Finance expense capitalized has been reclassified from cash flows from operations to cash flows from investing activities on the consolidated statements of cash flows. Management does not believe these reclassifications materially impact the 2012 and 2013 financial statements.

RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

Liabilities

During February 2013, the Accounting Standard Codification, or the ASC guidance related to liabilities: obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date was updated. The update requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed as the sum of the amount the entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the entity expects to pay on behalf of its co-obligors. The update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The new standard is to be applied prospectively but retrospective application is permitted. The Company implemented the provisions of ASU 2013-04 as of January 1, 2014. The updated guidance did not impact Gold Fields’ financial statements.

Income Taxes

During July 2013, the ASC guidance related to income taxes: presentation of an unrecognized tax benefit when a net operating loss carry forward, a similar tax loss, or a tax credit carry forward exists was updated. The update requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carry forward, a similar tax loss, or a tax credit carry forward. The update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The new standard is to be applied prospectively but retrospective application is permitted. The Company implemented the provisions of ASU 2013-11 as of January 1, 2014. The updated guidance did not impact Gold Fields’ financial statements.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

2	SIGNIFICANT ACCOUNTING POLICIES (continued)

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

Revenue

During May 2014, the ASC guidance related to revenue from contracts with customers was updated. The update requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity should also disclose sufficient quantitative and qualitative information to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The new standard is effective for annual reporting periods beginning after December 15, 2016. Gold Fields will implement the provisions of ASU 2014-09 as of January 1, 2017. Gold Fields does not expect that the updated guidance will materially impact its financial statements.

Discontinued operations

During April 2014, the ASC guidance related to reporting discontinued operations and disclosures of disposals of components of an entity was updated. The update changes the requirements for reporting discontinued operations and limits discontinued operations reporting to disposals of components of an entity that represent strategic shifts that have a major effect on an entity’s operations and financial results. The new standard is effective for any disposals of components of a company in annual reporting periods beginning after December 15, 2014. Gold Fields will implement the provisions of ASU 2014-08 as of January 1, 2015. Gold Fields does not expect that the updated guidance will impact its financial statements.

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

(b)	Yilgarn South assets

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

Taking control of the acquired mines enabled the Group to increase its production profile in Australia and to obtain cost efficiencies through the integration of the Lawlers and the existing Agnew gold mines.

In the three months to December 31, 2013, the Yilgarn South assets contributed revenue of $151.3 million and loss after tax was $4.1 million. The loss after tax was mainly due to transaction costs of $27.4 million. The disclosure of other information required by ASC 805-10-50-2 is impracticable as financial information for the acquired assets and liabilities under U.S. GAAP was not available prior to the acquistion date.

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

The Group incurred acquisition related costs of $27.4 million in respect of stamp duty on the transferred assets, due diligence and legal costs. These costs have been included under other costs in the consolidated statement of operations.

There were no changes to the provisional purchase price allocattion performed at the time of acquisition of the Yilgarn South assets.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

3.	ACQUISITION AND DISPOSAL OF BUSINESSES (continued)
(c)	Sale of Yanfolila

On July 2, 2014, Gold Fields sold its 85% interest in the Yanfolila exploration project in Mali to London-listed Hummingbird Resources (Hummingbird) for $21.1 million in the form of 21,258,503 Hummingbird shares, resulting in Hummingbird being accounted for as an equity accounted investee. This sale resulted in a profit of $5.1 million being recognized under profit on disposal of investments and subsidiaries in the consolidated statement of operations. Refer note 14(d) for disclosure on the investment in Hummingbird.

(d)	Sale of Chucapaca

On August 19, 2014, Gold Fields sold its 51% stake in Canteras del Hallazgo S.A.C (CDH), the company that manages the Chucapaca exploration project in southern Peru, to Compañía de Minas Buenaventura S.A.A. (Buenaventura). Buenaventura is Peru’s largest publicly traded, precious metals mining company and previously owned 49% in CDH. The proceeds were $81.0 million and a 1.5% net smelter royalty on future sales of gold, copper and silver produced in the current Chucapaca concession. No value was attributed to the 1.5% net smelter royalty in calculating the sales price due to the uncertainty associated with realizing any future royalties given that the Chucapaca project is still in the exploration phase. This sale resulted in a profit of $72.8 million being recognized under profit on disposal of investments and subsidiaries in the consolidated statement of operations. Refer note 9.2.

4.	ASSET IMPAIRMENTS AND WRITE-OFFS

	Fiscal Year Ended December 31,
	2014	2013	2012
Materials contained on heap leach pad	1.3	61.3	19.2
Stockpiles [1]	—	16.1	—
Consumables [1]	1.3	2.4	—
Heap leach inventory [2]	—	42.8	19.2
Property, plant and equipment	12.7	122.3	14.5
Yanfolila [3]	—	29.7	—
Heap leach assets [2]	—	20.2	10.1
Tarkwa expansion project [4]	—	4.6	—
Property, plant and equipment - other [5]	12.7	14.8	4.4
Damang - asset group [6]	—	53.0	—
Other	—	31.7	7.9
Tarkwa expansion project [4]	—	22.2	—
Non-refundable option payment to Bezant [7]	—	9.5	—
Biox - property, plant and equipment [8]	—	—	7.9

Total asset impairments and write-offs	14.0	215.3	41.6

(1)	Market value write-down of consumables at Lawlers (2013: stockpiles and consumables at Tarkwa and Damang).
(2)	Write-down of inventory to market value due to the cessation of the heap leach operations as well as the write off of related assets at Tarkwa in fiscal 2013 (2012: cessation of heap leach operations at St Ives).

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

4.	ASSET IMPAIRMENTS AND WRITE-OFFS (continued)
(3)	Following the Group’s decision during fiscal 2013 to dispose of non-core projects, Yanfolila was classified as held for sale and, accordingly, valued at the lower of fair value less cost to sell or carrying value which resulted in an impairment of US$29.7 million during fiscal 2013. During fiscal 2014, Gold Fields sold its 85% interest in the Yanfolila project for $21.1 million (refer note 3(c )).
(4)	Write-off of assets due to the abandonment of the Tarkwa expansion project at Tarkwa in fiscal 2013.
(5)	Write-off of redundant assets at South Deep, St Ives and Agnew (2013: Tarkwa, Cerro Corona and Agnew and 2012: Impairment of heavy mining machinery in Ghana).
(6)	As the undiscounted cash flows for Damang were less than its carrying value in fiscal 2013, the fair value of Damang was calculated using a combination of the market (comparable resource transactions) and the income (present value techniques) methods. The impairment was mainly due to the decrease in the gold price which impacted the life of mine plan.

The key assumptions used in the calculation were as follows:

- Real discount rate - 8%

- Gold price per ounce - $1,300

- Resource valuation per ounce - $26

- 2013 life of mine years - 6

The fair value calculation was very sensitive to the gold price assumption and an increase or decrease in the gold price could materially change the fair value.

(7)	The US$9.5 million non-refundable option payment was written off due to the fact that Gold Fields relinquished the Mankayan option in connection with the Guinaoang property ahead of the January 31, 2014 expiry date.
(8)	The Group impaired its patented technology in fiscal 2012, known as the Biox process, which is used for the pretreatment of refractory ores and concentrates prior to gold recovery through conventional cyanide leaching techniques. The Group sold its Biox technology in 2013.

5.	FINANCE EXPENSE

	Fiscal Year Ended December 31,
	2014	2013	2012
Interest expense	(105.0)	(90.7)	(68.6)
Capitalized interest	24.2	18.3	13.0

Total finance expense	(80.8)	(72.4)	(55.6)

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

6.	OTHER EXPENSES

	Fiscal Year Ended December 31,
	2014	2013	2012
Stamp duty and other costs on the acquisition of the Yilgarn South assets (refer note 3 (b))	—	27.4	—
Facility charges [1]	—	23.5	—
Regulatory legal fees [2]	7.1	11.1	—
Other	37.1	42.2	37.9

Total other costs	44.2	104.2	37.9

(1)	Facility charges on cancellation of the $1 billion and $500 million facilities associated with the spin-off of Sibanye Gold in fiscal 2013.
(2)	Legal fees paid as a result of the Gold Fields Board examination and regulatory investigation relating to the South Deep Black Economic Empowerment transaction.

7.	INCOME AND MINING TAX EXPENSE

	Fiscal Year Ended December 31,
	2014	2013	2012
Current income taxes
South Africa	(0.6)	(16.1)	(14.5)
Ghana	(31.1)	(40.6)	(170.6)
Australia	(41.8)	(42.1)	(64.1)
Peru	(60.7)	(66.3)	(104.7)

Current income and mining taxes	(134.2)	(165.1)	(353.9)

Deferred income taxes
South Africa	(13.2)	14.2	24.2
Ghana	13.5	68.3	(36.8)
Australia	1.5	1.0	(4.8)
Peru	10.8	(24.1)	11.9

Deferred income and mining taxes benefit/(expense)	12.6	59.4	(5.5)

Total income and mining taxes	(121.6)	(105.7)	(359.4)

The Company’s pre-tax income/(loss) from continuing operations before impairment of investments in equity investees, share of equity investees’ share of losses and discontinued operations comprise:

	Fiscal Year Ended December 31,
	2014	2013	2012
South Africa	(110.9)	(348.7)	(169.5)
Ghana	46.5	(96.9)	441.6
Australia	117.9	111.0	156.5
Peru	109.0	153.4	259.6
British Virgin Islands	(54.3)	18.7	24.5

	108.2	(162.5)	712.7

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

7.	INCOME AND MINING TAX EXPENSE (continued)

	Fiscal Year Ended December 31,
	2014	2013	2012

South African mining tax on mining income, an income tax, is determined on a formula basis which takes into account the profit and revenue from mining operations during the period. Non-mining income is taxed at a standard rate. Deferred tax is provided at the estimated mining tax rate that will apply when the temporary differences reverse. The applicable tax rates are:

South Africa
Maximum mining statutory rate	34.0%	34.0%	34.0%
Non-mining income standard tax rate	28.0%	28.0%	28.0%
Non-mining companies	28.0%	28.0%	28.0%
Ghana	35.0%	35.0%	35.0%
Australia	30.0%	30.0%	30.0%
Peru	30.0%	30.0%	30.0%
Major items causing the Group’s income tax provision to differ from the South African mining statutory rate were:
Tax on (loss)/income before tax, impairment of investments in equity investees, share of equity investees’ losses and discontinued operations at South African mining statutory rate	(36.8)	55.3	(242.3)
Rate adjustment to reflect company tax rates	1.7	25.5	17.1
Valuation allowance raised against deferred tax assets [1]	(38.3)	(1.1)	—
Reversal of valuation allowance previously raised against deferred tax assets [2]	—	—	58.2
Non deductible expenditure [3]	(18.0)	(56.1)	(12.5)
Non taxable profit on disposal of investments and subsidiaries	23.4	—	—
Non deductible exploration and feasibility and evaluation costs	(9.6)	(47.2)	(74.4)
Non deductible share-based compensation	(6.2)	(11.5)	(12.9)
Non deductible interest expense	(24.4)	(25.3)	(24.8)
Deferred tax adjustment on changes in tax rates at the South African (2013 and 2012) and Ghanaian operations in 2012	—	(4.4)	(65.4)
Prior year adjustment to Cerro Corona deferred tax [4]	—	(29.5)	—
Deferred taxation raised on unremitted earnings [5]	(7.0)	—	—
Prior year under provision	(4.1)	—	—
Other	(2.3)	(11.4)	(2.5)

Income and mining tax expense	(121.6)	(105.7)	(359.4)

(1)	During fiscal year ended December 31, 2014, the Group raised a valuation allowance against unredeemed capital expenditure and net operating losses. In making this determination, the Group analyzed, amongst other things, the recent history of earnings and cashflows, forecasts of future earnings, the nature and timing of future deductions and benefits represented by deferred tax assets and the cumulative earnings for the last three years.
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
(3)	The December 31, 2014: $18.0 million (December 31, 2013: $56.1 million and December 31, 2012: $12.5 million) non-deductible expenditure comprises mainly $1.8 million (December 31, 2013: $13.3 million and December 31, 2012: $6.0 million) of impairments, $nil (December 31, 2013: $8.0 million and December 31, 2012: $nil) of facility charges, $2.0 million (December 31, 2013: $8.2 million and December 31, 2012: $nil) of legal and consulting fees, $nil (December 31, 2013: $5.1 million and December 31, 2012: $nil) of stamp duty on the Yilgarn South assets acquisition and $7.0 million (December 31, 2013: $9.4 million and December 31, 2012: $12.8 million) of various Peruvian non-deductible expenses. There were no other individually significant amounts included in this line item.
(4)	In connection with the preparation of the consolidated financial statements for the year ended December 31, 2013, the Group identified an understatement in the calculation of its deferred tax liabilities related to its Cerro Corona operations in Peru. Deferred tax amounting to $29.5 million was incorrectly recognised in prior years on the basis differences related to foreign nonmonetary assets and liabilities that are remeasured from the local currency into the functional currency. As a result, the deferred tax liability at December 31, 2012 was understated by $29.5 million.

The Group applied SEC Staff Accounting Bulletin (SAB) No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. SAB No. 108 states that registrants must quantify the impact of correcting all misstatements on all periods presented, including both the carryover (iron curtain method) and reversing (rollover method) effects of prior-year misstatements on the current-year financial statements, and by evaluating the misstatement measured under each method in light of quantitative and qualitative factors.

In accordance with accounting guidance presented in ASC 250-10 and SEC Staff Accounting Bulletin No. 99, Materiality, the Group assessed the materiality of the misstatement and concluded that it was not material to Group’s current-year financial statements, taken as a whole.

Under SAB No. 108, prior-year misstatements may be corrected in the current- year provided that such correction does not result in a material misstatement to the current-year financial statements. Correcting current-year financial statements for such “immaterial errors” does not require previously filed reports to be amended. The Group corrected the misstatement in the consolidated financial statements for the year ended December 31, 2013 as an “out-of-period” adjustment of $29.5 million.

(5)	Provision has been made for foreign taxes that may result from future remittances of undistributed earnings of foreign subsidiaries, where the Group is unable to assert that the undistributed earnings will be permanently reinvested.

In all other cases, no provision is made for the income tax effect that may arise on the remittance of unremitted earnings by certain foreign subsidiaries. It is management’s intention that these earnings will be permanently reinvested into future capital projects, maintenance capital and ongoing working capital funding requirements. In the event that the Group repatriated these earnings, income taxes and withholding taxes may be incurred. The determination of such taxes is subject to various complex calculations and ,accordingly, the Group has determined that it is impractical to estimate the amount of deferred tax liability on such unremitted earnings.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

7.	INCOME AND MINING TAX EXPENSE (continued)

	December 31, 2014	December 31, 2013
Deferred income and mining tax liabilities and assets on the balance sheet as of December 31, 2014 and 2013 relate to the following:
Deferred income and mining tax liabilities
Mining assets	971.4	1,054.5
Investments held by environmental trust funds	2.7	2.7
Inventory	22.7	18.2
Other	18.1	19.5

Gross deferred income and mining tax liabilities	1,014.9	1,094.9

Provisions, including rehabilitation accruals	(118.8)	(103.7)
Tax losses	(162.8)	(159.8)
Unredeemed capital expenditure	(867.6)	(883.8)
Other	(7.1)	(4.1)

Gross deferred income and mining tax assets	(1,156.3)	(1,151.4)
Valuation allowance for deferred tax assets	386.8	330.2

Total deferred income and mining tax assets	(769.5)	(821.2)

Total deferred income and mining tax liabilities	245.4	273.7
Less: short-term portion of deferred income and mining tax liabilities	(10.3)	(16.0)
Less: short-term portion of deferred income and mining tax assets	6.9	29.0

Long-term portion of deferred income and mining taxes	242.0	286.7

Classified as:
Long-term liabilities	(252.9)	(309.3)
Long-term assets	10.9	22.6

	(242.0)	(286.7)

The classification of deferred income and mining tax liabilities or assets as current or non-current is based on the related liability or asset creating the deferred tax. Deferred taxes not related to a specific liability or asset are classified based on the estimated period of reversal.

The Group has established a valuation allowance for certain deferred tax assets where cumulative losses require a valuation allowance, or where management believes that they will not be realized based on projections as of December 31, 2014 and December 31, 2013. The valuation allowance relates primarily to net operating loss carry-forwards for the entities below, except for GFI Joint Venture Holdings, or GFIJVH, and Gold Fields Operations, or GFO, which also include unredeemed capital expenditure.

	December 31, 2014	December 31, 2013
Orogen Investments SA (Luxembourg)	36.8	41.0
Gold Fields Arctic Platinum Oy	18.3	23.2
GFI Joint Venture Holdings	305.3	266.0
Gold Fields Operations	26.4	—

	386.8	330.2

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

7.	INCOME AND MINING TAX EXPENSE (continued)

As at December 31, 2014 and December 31, 2013 the Group had unredeemed capital expenditure available for deduction against future mining income at its operations as follows:

		December 31, 2014		December 31, 2013
	Tax Rate	Gross	Net	Gross	Net
Unredeemed capital expenditure:
Gold Fields Operations	30%	656.9	197.0	692.3	207.7
GFI Joint Venture Holdings [1]	30%	1,822.6	546.8	1,779.9	534.0
Gold Fields La Cima [2]	30%	352.5	105.8	450.9	135.3
Abosso Gold Fields Limited	35%	51.3	18.0	19.3	6.8

		2,883.3	867.6	2,942.4	883.8

(1)	During 2014, the South African Revenue Services (“SARS”) issued a Finalisation of Audit Letter (“the Audit Letter”) stating that SARS had disallowed US$1,108.8 million of GFIJVH’s recognised capital allowance of US$1,822.6 million. The company has not received an assessment from SARS disallowing the US$1,108.8 million and the company believes it is more likely than not it has a defendable position over this matter.

Gold Fields has recognised a full valuation allowance against the net deferred tax asset relating to GFIJVH.

(2)	The estimated capital allowances do not have an expiration date. Gold Fields La Cima, or La Cima, currently has no tax losses available for utilization against future profits.

		December 31, 2014		December 31, 2013
	Tax Rate	Gross	Net	Gross	Net
Calculated tax losses:
Gold Fields Operations [1]	30%	283.0	84.9	301.1	90.4
Gold Fields Joint Venture Holdings [1]	30%	20.9	6.3	—	—
Gold Fields Group Services (Pty) Limited [1]	28%	0.8	0.2	8.2	2.3
Abosso Gold Fields [2]	35%	46.5	16.3	7.2	2.6
Orogen Investments SA (Luxembourg) [3]	29.2%	126.0	36.8	140.4	41.2
Gold Fields Arctic Platinum Oy 4	24.5%	74.7	18.3	94.8	23.3

		551.9	162.8	551.7	159.8

(1)	These future deductions may be utilized against income generated by the individual tax entity concerned and do not expire unless the tax entity ceases to commercially operate for a period longer than one year. Under South African mining tax ring-fencing legislation, each tax entity is treated separately and as such these deductions can only be utilized by the tax entities in which the deductions have been generated.
(2)	Tax losses may be carried forward for five years. These losses expire on a first-in-first-out basis.
(3)	The tax losses can only be used to offset future interest income generated by Orogen and can be carried forward indefinitely.
(4)	Tax losses may be carried forward for ten years. These losses expire on a first-in first-out basis.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

7.	INCOME AND MINING TAX EXPENSE (continued)

Tax years open for assessments
South Africa [1]	2010 - 2014
Ghana [2]	All years open
Australia [3]	2010 - 2014
Peru [4]	2010 - 2014

(1)	The South African Tax legislation allows the Revenue Authorities to reopen assessments issued for a period of up to three years after the assessments were issued.
(2)	The Ghanaian Tax Authorities have the right to examine and, if necessary, amend the income tax determined by the relevant Group entity for any year without limitation to the years which may be reassessed.
(3)	The Australian Tax Authorities have the right to examine and, if necessary, amend the income tax determined by the relevant Group entity in the last four years, as from the date the tax returns have been filed.
(4)	The Peruvian Tax Authorities have the right to examine and, if necessary, amend the income tax determined by the relevant Group entity in the last four years, as from the date the tax returns have been filed.

It is possible that the Group will receive assessments during the next twelve months, which may have an effect on unrecognised tax benefits. The Group cannot estimate the amounts of possible changes as a result of an assessment.

8.	(LOSS)/EARNINGS PER SHARE

	Fiscal Year Ended December 31,
	2014	2013	2012
BASIC (LOSS)/EARNINGS PER SHARE
Net (loss)/income attributable to Gold Fields shareholders
- Continuing operations	(27.2)	(268.4)	292.1
- Discontinued operations *	—	20.5	362.2

	(27.2)	(247.9)	654.3

Weighted average number of shares - continuing operations
Shares outstanding - beginning of year	767,160,263	729,536,813	723,735,186
Weighted average number of shares issued	1,981,608	13,069,913	3,724,271

Weighted average number of shares issued at the end of the year	769,141,871	742,606,726	727,459,457

Basic (loss)/earnings per share
- Continuing operations	(0.04)	(0.36)	0.40
- Discontinued operations *	—	0.03	0.50

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

8.	(LOSS)/EARNINGS PER SHARE (continued)
*	Basic earnings per share from discontinued operations

Basic earnings per share is calculated by dividing the profit attributable to ordinary shareholders from discontinued operations of $nil (fiscal 2013: $20.5 million and fiscal 2012: $362.2 million) by the weighted average number of ordinary shares in issue in fiscal 2014 of 769,141,871 (fiscal 2013: 742,606,726 and fiscal 2012: 727,459,457).

	Fiscal Year Ended December 31,
	2014	2013	2012
DILUTED (LOSS)/EARNINGS PER SHARE
Net (loss)/income attributable to Gold Fields shareholders
- Continuing operations	(27.2)	(268.4)	292.1
- Discontinued operations *	—	20.5	362.2

	(27.2)	(247.9)	654.3

Weighted average number of shares - continuing operations
Weighted average number of shares issued at the end of the year	769,141,871	742,606,726	727,459,457
Effect of dilutive securities [1]	—	—	3,264,493

	769,141,871	742,606,726	730,723,950

Diluted (loss)/earnings per share
- Continuing operations	(0.04)	(0.36)	0.40
- Discontinued operations *	—	0.03	0.50

*	Diluted earnings per share from discontinued operations

Diluted earnings per share is calculated on the basis of profit attributable to ordinary shareholders from discontinued operations of $nil (fiscal 2013: $20.5 million and fiscal 2012: $362.2 million) and 769,141,871 shares, being the diluted number of ordinary shares in issue in fiscal 2014 (fiscal 2013: 742,606,726 and fiscal 2012: 730,723,950).

(1)	Dilutive securities comprise the dilutive effect of share options. Refer note 18 for details of share option schemes. In fiscal 2014 and 2013, due to the loss from continuing operations, the effect of dilutive securities was not considered in the dilutive earnings per share calculation.

9.	DISCONTINUED OPERATIONS AND DISPOSALS

9.1	Discontinued operations

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

The distribution was a spin-off to Gold Fields shareholders and was accordingly accounted for at the historical carrying amount of the net assets of Sibanye Gold. The total distribution amounted to $1,033.7 million.

The distribution met the requirements of a discontinued operation, since the operations and cash flows of Sibanye Gold have been eliminated from the on-going operations of the Group as a result of the distribution and Gold Fields did not have any significant continuing involvement in the operation of Sibanye Gold after the distribution, and has been presented as such in these financial statements. Below is a summary of the results of the discontinued operation as well as the related assets and liabilities distributed.

	Fiscal Year Ended December 31,
	2013	2012
Product sales	310.7	2,021.2
Costs and expenses	(285.7)	(1,737.8)

Income before tax and share of equity investee’s profits	25.0	283.4
Income and mining tax expense	(5.4)	67.5

Income before share of equity investee’s profits	19.6	350.9
Share of equity investee’s profits	0.9	11.4

Net income	20.5	362.3

Property, plant and equipment, net	1,987.3
Non-current investments	187.0
Current assets	285.4
Current liabilities	(234.8)
Non-current liabilities	(1,191.2)

Net carrying value	1,033.7
Net asset value distributed	(1,033.7)

Profit on distribution	—

9.2	Disposal of Chucapaca

During fiscal 2014, Gold Fields sold its 51% interest in Canteras del Hallazgo (entity that housed the Chucapaca exploration project in Peru) to Compañía de Minas Buenaventura S.A.A. Refer note 3(d).

Below is a summary of Chucapaca’s assets and liabilities sold in 2014:

December 31, 2014
Net assets disposed of	8.7
Noncontrolling interest	0.5
Cash received	81.0

Profit on disposal	72.8

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

9.3	Assets held for sale

Following the decision to dispose of non-core projects, Arctic Platinum (fiscal 2013: Arctic Platinum and Yanfolila) is classified as held for sale and valued at the lower of fair value less cost to sell or carrying value. The disposal is expected to be completed during fiscal 2015.

	December 31, 2014	December 31, 2013
Arctic Platinum	31.0	31.0
Yanfolila [1,2]	—	16.0

Total assets held for sale	31.0	47.0

(1)	Refer to note 4 for details on the impairment in fiscal 2013.
(2)	Refer to note 3 for details on the disposal of Yanfolila during fiscal 2014.

10.	RECEIVABLES

	December 31, 2014	December 31, 2013
Product sale trade receivables	86.4	110.9
Other trade receivables	14.0	16.7
Deposits	0.3	5.1
Value added tax	39.9	57.7
Payroll debtors	8.2	3.7
Prepayments	64.2	68.2
Other	13.5	10.3

	226.5	272.6

11.	INVENTORIES

	December 31, 2014	December 31, 2013
Ore stockpiles	100.7	88.0
Materials contained on heap leach pads	109.0	109.0
Gold in-process	38.5	43.1
Consumable stores	273.2	269.9
Other	—	1.7

	521.4	511.7

Classified as:
Current assets	373.3	402.7
Long-term assets [1]	148.1	109.0

	521.4	511.7

(1)	This amount relates to materials contained on heap leach pads and ore stockpiles that will only be processed at the end of life of mine.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

12.	PROPERTY, PLANT AND EQUIPMENT

	December 31, 2014	December 31, 2013
Cost	7,453.4	7,731.7
Accumulated depreciation and amortization	(3,000.1)	(2,798.7)

	4,453.3	4,933.0

Mining properties, mine development costs, mine plant facilities and mineral interests	3,807.2	4,285.1
Asset retirement costs	105.7	89.3
Other non-mining assets	540.4	558.6

	4,453.3	4,933.0

Included in property, plant and equipment is cumulative capitalized interest, net of amortization, relating to the following assets:

	December 31, 2014	December 31, 2013
South African operations	67.4	50.0
Tarkwa Mine	9.0	10.9
Cerro Corona	34.5	43.0

	110.9	103.9

Depreciation charge on property, plant and equipment for continuing operations amounted to $677.3 million (fiscal 2013: $568.5 million and fiscal 2012: $425.8 million).

Fleet assets in Ghana with a carrying value of $176.6 million have been pledged as security for the $70 million senior secured revolving credit facility. Refer note 16(f).

13.	GOODWILL

	December 31, 2014	December 31, 2013
Balance at beginning of the year	845.5	1,020.1
Translation adjustment	(89.2)	(174.6)

Balance at end of the year	756.3	845.5

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

Based on management’s assessment, no impairment to the goodwill was required at December 31, 2014. Management’s estimates and assumptions for the goodwill impairment test include:

- Long term gold price of R420,000 per kilogram (US$1,300 per ounce) for the life of mine of 72 years (fiscal 2013: R400,000 per kilogram (US$1,300 per ounce) for the life of mine of 73 years);

- A nominal discount rate of between 12.9% and 14.1% (fiscal 2013: 10.9% and 12.3%);

- Market value, at US$63.7 per ounce (fiscal 2013: US$50.0 per ounce), used for resource with infrastructure;

- Expected future operating costs and capital expenditures to produce proven and probable gold reserves based on mine plans that assume current plant capacity; and

- Expected cash flows associated with value beyond proven and probable reserves.

14.	NON-CURRENT INVESTMENTS

	December 31, 2014	December 31, 2013
Listed investments [a]	4.4	3.2
Unlisted investments [b]	1.1	4.3
Investments held by environmental trust funds [c]	30.5	23.9
Equity investees [d]	250.5	237.5

	286.5	268.9

(a)	Listed investments consist mainly of:

	December 31, 2014		December 31, 2013
	Number of shares	Market value, $ per share	Number of shares	Market value, $ per share
Radius Gold Incorporated	3,625,124	0.07	3,625,124	0.09
Gran Columbia Gold Corporation	63,410	0.34	63,410	0.78
Sibanye Gold	856,330	1.92	856,330	1.12
Orsu Metals Corp.	26,134,919	0.02	26,134,919	0.05
Clancy Exploration Ltd.	17,764,783	0.01	17,764,783	0.01
Tocqueville Bullion Reserve Ltd.	1,339	1,178.73	—	—

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

14.	NON-CURRENT INVESTMENTS (continued)

Details of the listed investments are as follows:

	December 31, 2014	December 31, 2013
Fair value	4.4	3.2
Less: Cost	3.9	3.4

Net unrealized gain/(loss)	0.5	(0.2)

The net gain/(loss) comprises:
Gross unrealized gains	0.7	0.2
Gross unrealized losses	(0.2)	(0.4)

	0.5	(0.2)

The gross unrealized loss comprises the following number of equity instruments none of which have been in a continuous unrealized loss position for more than 12 months	3	3

Realized gain reclassified from equity on disposal of listed investments ($ million)	1.8	7.4

Investments acquired during fiscal 2014 comprised mainly of Tocqueville Bullion Reserve Limited and Robust Resources Limited (fiscal 2013: Clancy Exploration Limited). The investment in Robust Resources limited comprised of 10,274,565 shares, which were acquired for $2.6 million. Investments disposed during fiscal 2014 comprised mainly of Robust Resources Limited (fiscal 2013: Northam Platinum Limited and Timpetra Resources Limited).

As a result of the disposal of investments, a realized gain on disposal of listed investments before tax of $1.8 million (fiscal 2013: $7.4 million) was reclassified out of accumulated other comprehensive income to net income and is included in profit on disposal of investments and subsidiaries in the consolidated statement of operations.

(b)	On July 25, 2014, Rand Refinery announced that its shareholders had approved and certain shareholders have extended to Rand Refinery, a $103.8 million (R1.2 billion) irrevocable, subordinated loan facility (“the Facility”). The Facility, if drawn down, is convertible to equity after a period of two years. The Facility has been secured as a precautionary measure following challenges encountered in the implementation of Rand Refinery’s new resources planning (“ERP”) software system. Following the adoption of the ERP system, Rand Refinery experienced implementation difficulties which have led to a difference between the gold and silver actual inventory and the accounting records of approximately 87,000 ounces of gold. The maximum commitment of Gold Fields Operations Limited (“GFO”), a subsidiary of Gold Fields Limited, is $3.2 million (R37.3 million).

In December 2014, GFO advanced $3.0 million to Rand Refinery in terms of the above Facility. The investment in Rand Refinery, as well as the above loan, was written down to $nil, resulting in a total impairment of $4.1 million. This amount is included in impairment of investments in the consolidated statement of operations.

(c)	The environmental trust funds are irrevocable trusts under the Group’s control. The monies in the trusts are invested primarily in interest bearing term deposits and the costs of these investments approximate their fair value. The investments provide for the estimated cost of rehabilitation during and at the end of the life of the Group’s South African and Ghanaian mines. While the asset is under the Group’s control, it is not available for the general purposes of the Group. All income from this asset is reinvested or spent to meet these obligations. These obligations are described in note 17, “Provision for Environmental Rehabilitation”.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

14.	NON-CURRENT INVESTMENTS (continued)
(d)	Equity investees comprise the following:

		Ownership %		Market value
Investment	Description of business	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Far South East	Exploration	40.0	40.0	*	*
Rusoro Mining Limited	Gold mining	26.4	26.4	1.8	3.3
Bezant Resources Plc [1]	Exploration	21.6	21.6	1.3	5.1
Hummingbird Resources Plc [2]	Exploration	25.1	—	10.9	—

*	- Not readily determinable.
(1)	During fiscal 2014, the investment in Bezant Resources Plc was impaired by $7.4 million to its fair value, as determined by its quoted market price. This impairment is considered other than temporary as the carrying value has been below the fair value for an extended period of time.
(2)	Gold Fields acquired a 25.1% interest in Hummingbird Resources Plc (Refer note 3(c) for further details).

Carrying amount	December 31, 2014	December 31, 2013
Far South East	230.0	230.0
Rusoro Mining Limited	—	—
Bezant Resources Plc	1.3	7.5
Hummingbird Resources Plc	19.2	—

Total	250.5	237.5

Far South East

	December 31, 2014	December 31, 2013
Gold Fields interest in FSE on December 31, 2014 was 40.0% (2013: 40.0%).
Opening balance	230.0	230.0
Accumulated equity contribution	72.1	68.5
Share of accumulated losses brought forward	(68.5)	(50.1)
Share of losses recognized for the year	(3.6)	(18.4)

Closing balance	230.0	230.0

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

15.	ACCOUNTS PAYABLE AND PROVISIONS

	December 31, 2014	December 31, 2013
Trade payables	170.2	141.2
Accruals	212.1	173.8
Payroll and other compensation	48.9	55.1
Leave pay accrual	37.9	42.9
Short-term portion of the South Deep Dividend liability	1.7	1.9
Stamp duty due on acquisition of Yilgarn South assets	—	15.0
Other [1]	27.7	15.1

	498.5	445.0

(1)	Included in other payables is $10.3 million relating to oil derivative contracts. Refer note 19 for further details.

16.	SHORT-TERM AND LONG-TERM LOANS

	December 31, 2014	December 31, 2013
- $500 million syndicated revolving credit facility [a]	—	—
- $200 million non-revolving senior secured term loan [b]	—	70.0
- La Cima revolving senior secured credit facility [c]	42.0	—
- $1 billion notes issue [d]	991.3	990.0
- $1 billion syndicated revolving credit facility [e]	—	—
- $70 million senior secured revolving credit facility [f]	35.0	35.0
- $1,510 million term loan and revolving credit facility [g]	626.0	773.5
- R1,500 million Nedbank revolving credit facility [h]	129.8	145.1
- Other loans [i]	86.8	46.5

	1,910.9	2,060.1
Short-term loans and current portion of long-term loans	(140.2)	(121.5)

Total long-term loans	1,770.7	1,938.6

(a) $500 million syndicated revolving credit facility

On February 15, 2013, this facility was refinanced by drawing down under the $1,510 million term loan and revolving credit facility as detailed in 16(g). The facility was also cancelled on February 15, 2013.

	December 31, 2014	December 31, 2013
Opening balance	—	104.0
Loans repaid	—	(104.0)

Closing balance	—	—

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

16. SHORT-TERM AND LONG-TERM LOANS (continued)

(b) $200 million non-revolving senior secured term loan

On September 17, 2010, La Cima entered into a non-revolving senior secured term loan for up to $200.0 million with The Bank of Nova Scotia and Banco de Credito del Peru. The purpose of this facility was to repay the La Cima outstanding subordinated loans with its affiliates and to finance its working capital requirements. The loan bore interest at LIBOR plus a margin of 2.00% per annum.

On September 22, 2010, the lenders advanced $200 million to La Cima under this facility. The facility amount was repayable in 20 equal quarterly instalments of $10 million each. During fiscal year ended December 31, 2014, $30.0 million was repaid (fiscal 2013: $40.0 million), all in accordance with the agreement terms.

On December 19, 2014, the outstanding balance of $40.0 million under this facility was refinanced by drawing down under the La Cima revolving senior secured credit facility as detailed in (c) below. This facility was also cancelled on December 19, 2014.

Borrowings under the non-revolving senior secured term loan were secured by first-ranking assignments of all rights, title and interest in all of La Cima’s concentrate sale agreements. In addition, the offshore and onshore collection accounts of La Cima would be subject to an account control agreement and a first ranking charge in favor of the lenders. This facility was non-recourse to the rest of the Group.

	December 31, 2014	December 31, 2013
Opening balance	70.0	110.0
Loans repaid	(70.0)	(40.0)

Closing balance	—	70.0

(c) La Cima revolving senior secured credit facility

On December 16, 2014, La Cima entered into a revolving senior secured credit facility for up to $200 million. The purpose of this facility was to refinance the $200.0 million non-revolving senior secured term loan, to finance its working capital requirements and for general corporate purposes. The final maturity date of this facility is three years from the agreement date. On the agreement date, the total commitments amounted to $75.0 million.

The loan bears interest at LIBOR plus a margin of 1.625% per annum. Borrowings under the revolving senior secured credit facility are secured by first-ranking assignments of all rights, title and interest in all of La Cima’s concentrate sale agreements. In addition, the offshore and onshore collection accounts of La Cima are subject to an account control agreement and a first-ranking charge in favour of the lenders. This facility is non-recourse to the rest of the Gold Fields Group.

Where the utilization under this facility is less than or equal to $66,666,666, a utilization fee of 0.075% per annum will be payable on the amount of utilizations. Where the utilization under this facility is greater than $66,666,666 and less than or equal to $133,333,333, a utilization fee of 0.15% per annum will be payable on the amount of utilizations. Where the utilization under this facility is greater than $133,333,333, a utilization fee of 0.25% per annum will be payable on the amount of utilizations. Such utilization fee is payable quarterly in arrears.

The borrowers are required to pay a quarterly commitment fee of 0.65% per annum on the undrawn amount.

On December 19, 2014, La Cima drew down $42.0 million under this facility.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

16. SHORT-TERM AND LONG-TERM LOANS (continued)

The outstanding balance under this facility at December 31, 2014 was $42.0 million.

Subsequent to year-end, on January 19, 2015, the total commitments were increased by $75.0 million to $150.0 million.

	December 31, 2014	December 31, 2013
Loans advanced	42.0	—

Closing balance	42.0	—

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

	December 31, 2014	December 31, 2013
Opening balance	990.0	988.8
Unwinding of transaction costs	1.3	1.2

Closing balance	991.3	990.0

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

16. SHORT-TERM AND LONG-TERM LOANS (continued)

(e) $1 billion syndicated revolving credit facility

On February 15, 2013, this facility was refinanced by drawing down under the $1,510 million term loan and revolving credit facility as detailed in 16(g). The facility was also cancelled on February 15, 2013.

	December 31, 2014	December 31, 2013
Opening balance	—	666.0
Loans repaid	—	(666.0)

Closing balance	—	—

(f) $70 million senior secured revolving credit facility

On December 22, 2010, GF Ghana and Abosso entered into a $60 million reducing senior secured revolving credit facility, which became available on February 21, 2011. The available facility amount reduces annually on each anniversary date being 21 February, from $60 million to $43 million to $35 million in the last and final year with the final maturity date being February 21, 2014. The final maturity date was subsequently extended to May 21, 2014. The purpose of this facility is for general corporate purposes, working capital purposes and/or capital expenditure purposes, including the purchase of a yellow vehicle fleet.

On May 6, 2014, the facility was amended and increased to $70 million. The final maturity date of the new facility is three years from the financial close date (May 6, 2017).

The loan bears interest at LIBOR plus a margin of 2.40% per annum. The borrowers are required to pay a quarterly commitment fee of 1.00% per annum.

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

During 2014, the outstanding balance of $35.0 million under the initial facility was refinanced by drawing down $35.0 million under the amended facility.

The outstanding borrowings for GF Ghana on December 31, 2014 were $35.0 million (December 31, 2013: $35.0 million).

	December 31, 2014	December 31, 2013
Opening balance	35.0	—
Loans advanced	35.0	35.0
Loans repaid	(35.0)	—

Closing balance	35.0	35.0

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

16. SHORT-TERM AND LONG-TERM LOANS (continued)

(g) $1,510 million term loan and revolving credit facility

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

The purpose of the $900 million facility was to refinance the existing $1 billion syndicated revolving credit facility and the $500 million syndicated revolving credit facility on the spin-off of Sibanye Gold in February 2013 and for general corporate and working capital purposes. The final maturity dates of Facility A and Facility B are November 28, 2015 and November 28, 2017, respectively, with the $ bridge facility maturing on August 28, 2014.

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

On July 22, 2013, the agreement was amended and Facility A was decreased to a $100 million while a third $620 million revolving tranche, or Facility C was added. Facility C was due to mature on November 28, 2015.

On June 18, 2014, the agreement was amended and Facility A was increased to $120 million while Facility C was increased to $670 million. $75 million of Facility A matures on November 28, 2015 and the remaining portion of $45 million matures on November 28, 2017, facility C matures on November 28, 2017.

Borrowings under Facility A bear interest at LIBOR plus an initial margin of 2.45% per annum, borrowing under Facility B bear interest at LIBOR plus an initial margin of 2.25% per annum and borrowings under Facility C bear interest at LIBOR plus an initial margin of 2.00%. The initial margins detailed above are based on the current long term credit rating assigned to Gold Fields and could either increase or decrease depending on the changes in the long term credit rating of Gold Fields.

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

On various dates during 2014, Orogen made additional drawdowns of $41.5 million (fiscal 2013: $173.0 million) under this facility. Orogen repaid $189.0 million (fiscal 2013: $119.5 million) during 2014 under this facility.

The outstanding balance under this facility at December 31, 2014 was $626.0 million (December 31, 2013: $773.5 million).

Borrowings under the $1,510 million facility are guaranteed by Gold Fields, GF Holdings, Orogen, GFO and GFIJVH.

	December 31, 2014	December 31, 2013
Opening balance	773.5	—
Loans advanced	41.5	893.0
Loans repaid	(189.0)	(119.5)

Closing balance	626.0	773.5

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

On March 8, 2013, each of GFO and GFIJVH drew down $37.7 million under this facility. On each of June 10, 2013 and September 10, 2013, each of GFO and GFIJVH drew down an additional $17.2 million and $22.8 million, respectively, under this facility.

The outstanding balance under this facility at December 31, 2014 was $129.8 million (December 2013, 31: $145.1 million).

Borrowings under the facility are guaranteed by Gold Fields, GFO, GFH, Orogen and GFIJVH.

	December 31, 2014	December 31, 2013
Opening balance	145.1	—
Loans advanced	—	155.5
Translation adjustment	(15.3)	(10.4)

Closing balance	129.8	145.1

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

16. SHORT-TERM AND LONG-TERM LOANS (continued)

(i) Other loans

Short-term rand credit facilities: The Group utilized uncommitted loan facilities from some of the major banks to fund the capital expenditure and working capital requirements of the South African operations. The total draw downs for continuing operations were $299.2 million in fiscal year ended December 31, 2014 (fiscal 2013: $2,094.2 million) and for discontinued operations $nil in fiscal year ended December 31, 2014 (fiscal 2013: $25.4 million). Total repayments for continuing operations were $276.2 million in fiscal year ended December 31, 2014 (fiscal 2013: $2,041.8 million) and for discontinued operations $nil in fiscal year ended December 31, 2014 (fiscal 2013: $164.0 million).

During 2013, these facilities were primarily utilized to recapitalize Sibanye Gold as part of the spin-off.

These facilities have no fixed terms, are short-term in nature and interest rates are market related. Borrowings under these facilities are guaranteed by Gold Fields Limited.

On February 18, 2013, the outstanding borrowings of Sibanye Gold amounting to $142.4 million were refinanced by drawing down under the Rand bridge loan facilities as detailed below.

The outstanding borrowings of Gold Fields under these facilities at December 31, 2014 were $65.2 million (December 31, 2013: $46.5 million).

R3.5 billion long-term revolving credit facilities: Sibanye Gold and GFO, or the borrowers entered into various revolving credit facilities with some of the major banks with tenors between three and five years. The purpose of the facilities was to finance capital expenditure, general corporate and working capital requirements and to refinance existing borrowings.

The outstanding borrowings of Sibanye Gold under these facilities at December 31, 2012 were US$350.0 million.

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

The Borrowers are required to pay a commitment fee of between 1% and 1.05% per annum on the undrawn and uncancelled amounts of the facilities, calculated and payable semi-annually in arrears.

In summary the facilities are:

- a R500.0 million ($43.3 million) Rand Merchant Bank revolving credit facility entered into on June 19, 2013 and maturing on June 20, 2016 at JIBAR plus 2.5%;

- a R500.0 million ($43.3 million) Standard Bank revolving credit facility entered into on December 20, 2013 and maturing on December 21, 2016 at JIBAR plus 2.75%;

Borrowings under these facilities are guaranteed by Gold Fields, GFO, GFH, Orogen and GFIJVH.

These facilities were unutilised during the year ended December 31, 2013.

During the year ended December 31, 2014, each of GFO and GFIJVH drew down US$23.1 million (R250.0 million) under the R500.0 million Rand Merchant Bank facility. On December 12, 2014, each of GFO and GFIJVH repaid US$10.8 million (R125.0 million), under the R500.0 million Rand Merchant Bank facility.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

16. SHORT-TERM AND LONG-TERM LOANS (continued)

The outstanding balance under the facilities at December 31, 2014 was US$21.6 million (R250.0 million).

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

Following the unbundling of Sibanye Gold in 2013, the Group has no access to this facility.

Summary of other loans

	December 31, 2014	December 31, 2013
Opening balance	46.5	492.4
Loans advanced
- continuing operations	345.4	2,094.2
- discontinued operations	—	542.4
Loans repaid
- continuing operations	(297.8)	(2,041.8)
- discontinued operations	—	(503.4)
Spin-off of Sibanye Gold	—	(531.4)
Translation	(7.3)	(5.9)

Closing balance	86.8	46.5

Debt maturity ladder

The combined aggregate maturities of short and long-term loans for each of the next five years at December 31, 2014 and December 31, 2013 is tabulated below:

Maturity	December 31, 2014	December 31, 2013
1 year	140.2	121.5
2 years	21.6	750.0
3 years	628.0	—
4 years	129.8	53.5
5 years and thereafter	991.3	1,135.1

	1,910.9	2,060.1

At December 31, 2014, the Group was in compliance with its debt covenants.

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

The Group has made, and expects to make in the future, expenditures to comply with environmental laws and regulations, but cannot predict the full amount of such future expenditures. Estimated future reclamation costs are based principally on legal and regulatory requirements. The following is a reconciliation of the total liability for environmental rehabilitation:

	December 31, 2014	December 31, 2013
Provision for environmental rehabilitation
Opening balance	269.2	373.6
Addition to liabilities - continuing operations	36.7	10.3
Liabilities settled - continuing operations	(2.8)	(2.5)
Accretion of liability - continuing operations	15.4	10.4
Accretion of liability - discontinued operations	—	2.2
Barrick Yilgarn asset purchase	—	55.0
Disposal of discontinued operations	—	(154.9)
Foreign currency translation adjustment	(18.4)	(24.9)

Closing balance	300.1	269.2

* South African, Ghanaian, Australian and Peruvian mining companies are required by law to undertake rehabilitation works as part of their ongoing operations. These environmental rehabilitation costs are funded as follows:

- Ghana - secured cash deposits (refer note 14) and reclamation bonds underwritten by banks to secure estimated costs of rehabilitation,

- South Africa - contributions into environmental trust funds (refer note 14) and guarantees,

- Australia - unconditional bank-guaranteed performance bonds to secure the estimated costs, and

- Peru - guarantees with annual deposits for proper compliance with the Mine Closure Plan.

The provision is calculated using the following undiscounted closure cost estimates:

	December 31, 2014	December 31, 2013
South Africa	32.3	33.3
Ghana	89.4	83.3
Australia	212.7	196.6
Peru	56.4	42.0

Total closure cost estimate [1]	390.8	355.2

(1)	Includes discounting of $90.7 million in the year ended December 31, 2014 (December 31, 2013: $86.0 million) in order to reconcile the gross closure cost estimate of $390.8 million (December 31, 2013: $355.2 million) to the provision for environmental rehabilitation of $300.1 million (December 31, 2013: $269.2 million)

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

18.	EMPLOYEE BENEFIT PLANS

18.1 Retirement benefits

Contributions to the various retirement schemes are fully expensed during the year in which they are incurred. The cost of providing retirement benefits for the Company’s defined contribution plans for the fiscal year ended December 31, 2014 is $35.4 million for continuing operations and $nil for discontinued operations (fiscal 2013: $32.3 million for continuing operations and $nil for discontinued operations and fiscal 2012: $30.0 million for continuing operations and $62.8 million for discontinued operations).

18.2 Share option schemes—equity settled

The Company maintains prior stock plans (the Gold Fields Limited 2012 Share Plan, the Gold Fields Limited 2005 Share Plan, the Gold Fields Limited 2005 Non-Executive Share Plan and the GF Management Incentive Scheme) but no longer grants awards under these plans following the introduction of the Long Term Incentive Plan (“LTIP”) (refer note 18.3) and the plans will be closed once all options have vested and have been exercised or forfeited. The details of these plans are discussed below.

The charge for share-based compensation has been recognized in the statement of operations under the captions production costs, corporate expenditure and exploration expenditure. The cost for continuing operations the fiscal year ended December 31, 2014 is $26.0 million (fiscal 2013: $40.5 million and fiscal 2012: $45.5 million) and for discontinued operations is $nil (fiscal 2013: $4.6 million and fiscal 2012: $32.2 million).

The following information on share-based compensation expense is available for each plan:

	December 31, 2014	December 31, 2013		December 31, 2012
	Continuing operations	Continuing operations	Discontinued operations	Continuing operations	Discontinued operations
(a) The Gold Fields Limited 2012 Share Plan
- Performance shares	12.0	18.8	1.1	13.1	7.6
- Bonus shares	12.3	11.9	0.8	8.7	5.0
(b) The Gold Fields Limited 2005 Share Plan	1.7	9.8	2.7	23.7	19.6

Total share-based compensation	26.0	40.5	4.6	45.5	32.2

Spin-off of Sibanye Gold during 2013 : The rules of the share plans make provision for an adjustment to the number of shares in the event there is a variation in the issued share capital as a result of corporate action. The share plans require that the fair market value of an employee’s share portfolio pre and post corporate action remain the same. In order to uphold this principle, an independent professional firm was contracted to provide a fairness opinion on the additional number of shares or changes to strike prices required to maintain the pre-spin-off value of the share portfolios of employees as a result of the Sibanye spin-off, which resulted in additional shares being awarded. There was no incremental share-based compensation resulting from this modification. The modification affected all employees who participated in the various share option schemes pre-spin-off and who remained employed by the Group post-spin-off. Furthermore, employees who ceased to be employed by the Group as a result of the spin-off are treated as “good leavers” in terms of the rules of the share plans. Good leavers are entitled to the vested portion of their shares based on the period that the shares were held up to vesting date. The unvested portion is forfeited in terms of the rules of the share plans.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

18.	EMPLOYEE BENEFIT PLANS (continued)

(a) The Gold Fields Limited 2012 Share Plan: At the annual general meeting on May 14, 2012 shareholders approved the adoption of the Gold Fields Limited 2012 Share Plan to replace the Gold Fields Limited 2005 Share Plan. The plan provided for two methods of participation, namely the Performance Share Method, or PS and the Bonus Share Method, or BS. This plan sought to attract, retain, motivate and reward participating employees on a basis which sought to align the interests of such employees with those of the Company’s shareholders. No further allocations of options under this plan are being made following the introduction of the Long Term Incentive Plan (“LTIP”) (refer note 18.3) and the plan will be closed once all options have vested and have been exercised or forfeited. Currently the last vesting date is December 20, 2016.

The salient features of the plan are:

- PS were offered to participants annually in March. Quarterly allocations of PS were also made in June, September and December on a pro-rata basis to qualifying new employees. PS were performance-related shares, granted at zero cost (the shares are granted in exchange for the rendering of service by participants to the Company during the three-year restricted period prior to the share vesting period);

- based on the rules of the plan, the actual number of PS which would be settled to a participant three years after the original award date was determined by the company’s performance measured against the performance of seven other major gold mining companies (“the peer group”) based on the relative change in the Gold Fields share price compared to the basket of respective US Dollar share prices of the peer group. Furthermore, for PS awards to be settled to members of the Executive Committee, an internal company performance target is required to be met before the external relative measure is applied. The internal target performance criterion has been set at 85% of the company’s planned gold production over the three-year measurement period as set out in the business plans of the company approved by the Board. In the event that the internal target performance criterion is met the full initial target award shall be settled on the settlement date. In addition, the Remuneration Committee has determined that the number of PS to be settled may be increased by up to 200% of the number of the initial target PS conditionally awarded, depending on the performance of the company relative to the performance of the peer group, based on the relative change in the Gold Fields share price compared to the basket of respective US Dollar share prices of the peer group;

- the performance of the Company that will result in the settlement of shares is to be measured by the Company’s share price performance relative to the share price performance of a peer group of gold mining companies, over the three year period;

- BS were offered to participants annually in March; and

- based on the rules of the plan, the actual number of BS which would be settled to a participant in two equal tranches over a 9-month and an 18-month period after the original award date is determined by the employee’s annual cash bonus calculated with reference to actual performance against predetermined targets for the financial year ended immediately preceding the award date.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

18.	EMPLOYEE BENEFIT PLANS (continued)

Details of the Performance shares and Bonus shares granted under this Plan are as follows:

	Number of Performance shares	Number of Bonus shares
Outstanding at December 31, 2011	—	—
Granted during the year	4,511,700	1,368,423
Exercised and released	—	(528,392)
Forfeited	(249,530)	(47,655)

Outstanding at December 31, 2012	4,262,170	792,376
Spin-off of Sibanye Gold—forfeited	(1,562,498)	(241,023)
Additional shares awarded due to spin-off of Sibanye	396,229	—
Granted during the year	5,310,968	2,018,771
Exercised and released	(515,025)	(1,314,156)
Forfeited	(1,862,128)	(373,896)

Outstanding at December 31, 2013	6,029,716	882,072
Granted during the year	—	4,000,559
Exercised and released	(834,010)	(2,167,802)
Forfeited	(879,049)	(552,907)

Outstanding at December 31, 2014	4,316,657	2,161,922

None of the outstanding options above have vested at year-end.

The Group uses the Monte-Carlo Simulation to value the Performance Shares. The inputs to the model for awards granted during the period were as follows:

	2014	2013
Weighted average historical volatility (based on a statistical analysis of the share price on a weighted moving average basis for the expected term of the option)	—	33.1%
Expected term (years)	—	3.00
Dividend yield	—	4.60%
Weighted average three year risk free interest rate (based on US interest rates)	—	0.20%
Weighted average fair value (South African rand)	—	79.83

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

18.	EMPLOYEE BENEFIT PLANS (continued)

A future trading model is used to estimate the loss in value to the holders of Bonus Shares due to trading restrictions. The actual valuation is developed using a Monte-Carlo analysis of the future share price of Gold Fields:

Weighted average historical volatility (based on a statistical analysis of the share price on a weighted moving average basis for the expected term of the option)	43.5%	32.0%
Expected term (months)	9 - 18	9 - 18
Dividend yield	0.60%	4.60%
Weighted average three year risk free interest rate (based on SA interest rates)	5.50%	4.10%
Weighted average fair value (South African rand)	40.28	72.42

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

No further allocations of options under this plan are being made following the introduction of the Gold Fields Limited 2012 Share Plan (see above) and the plan will be closed once all options have been exercised or forfeited. Currently the last date of expiry of SARS is December 1, 2017.

Details of the PVRS and SARS granted under this Plan are as follows:

	Number of PVRS	Number of SARS	Average price $

Outstanding at December 31, 2011	7,369,112	5,030,143	13.27
Exercised and released	(1,798,082)	(259,455)	12.99
Forfeited	(584,814)	(451,779)	14.30

Outstanding at December 31, 2012	4,986,216	4,318,909	12.53
Spin-off of Sibanye Gold - forfeited	(2,221,264)	(1,077,878)	11.99
Additional shares awarded due to spin-off of Sibanye	538,562	465,346	10.72
Exercised and released	(1,857,614)	—	—
Forfeited	(214,929)	(554,649)	10.61

Outstanding at December 31, 2013	1,230,971	3,151,728	8.89
Exercised and released	(1,217,700)	—	—
Forfeited	(13,271)	(1,333,467)	8.62

Outstanding at December 31, 2014	—	1,818,261	7.89

In terms of the 2005 Plan rules, PVRS were granted for no consideration, vested after three years from grant date and did not expire.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

18.	EMPLOYEE BENEFIT PLANS (continued)

In terms of the 2005 Plan rules, SARS expire no later than six years from the grant date and vested three years after grant date. The average exercise price for SARS outstanding at December 31, 2014 was $7.89.

Included in the above are 1,818,261 (2013: 2,095,543 and 2012: 1,605,403) vested SARS with an average instrument price of $7.89 (2013: $8.31 and 2012: $12.84).

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

During the years ended December 31, 2013 and December 31, 2012 some share appreciation rights’ expiry dates were extended to enable participants who were disadvantaged due to the closed period to be placed in an equitable position. There was no incremental share-based compensation resulting from this modification. No expiry dates were extended during 2014.

The following executive directors were affected by the modification:

December 31, 2012	Number of options	Average instrument price $	Contractual life extended by (years)
NJ Holland	49,000	12.80	0.06
PA Schmidt	43,310	12.68	0.06

December 31, 2013	Number of options	Average instrument price $	Contractual life extended by (years)
NJ Holland	121,428	8.21	0.16
PA Schmidt	75,082	8.56	0.17

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

18.	EMPLOYEE BENEFIT PLANS (continued)

The following tables summarize information relating to the options outstanding at December 31, 2014 and December 31, 2013.

	Outstanding SARS at December 31, 2014
	Price range $	Number of options	Contractual life (in years)	Weighted average exercise price $

Range of prices	5.19 - 7.35	580,833	1.22	6.56
	7.36 - 9.51	454,131	0.33	8.17
	9.52 - 11.68	769,159	2.33	8.94
	11.69 - 13.84	14,138	3.01	10.25

Total		1,818,261	1.48	7.89

	Outstanding SARS at December 31, 2013
	Price range	Number of options $	Contractual life (in years)	Weighted average exercise price $

Range of prices	5.80 - 8.22	873,064	2.22	7.33
	8.23 - 10.64	1,217,915	0.90	9.00
	10.65 - 13.06	1,033,784	3.34	10.00
	13.07 - 15.47	26,965	4.01	11.46

Total		3,151,728	2.09	8.89

The PVRS have not been included in the table above as they vest automatically after three years and are granted for no consideration.

(c) GF Management Incentive Scheme: Prior to approval of The 2005 Plan, share options were available to executive officers and other employees, as determined by the Board of Directors under The GF Management Incentive Scheme. This scheme was introduced to provide an incentive for certain officers and employees to acquire shares in the Company. No further allocations of options under this scheme are being made following the introduction of the Gold Fields 2005 Share Plan (see above) and the scheme was closed during the year ended December 31, 2013 as all options relating to this scheme were exercised or lapsed during the year.

Details of the options granted under the GF Management Incentive Scheme are as follows:

	Number of Options	Average option price $
Outstanding at December 31, 2011	311,225	9.04
Exercised and released	(204,570)	8.38
Forfeited	(31,155)	9.02

Outstanding at December 31, 2012	75,500	10.09
Spin - off of Sibanye Gold - forefeited	(28,100)	10.09
Exercised and released	(31,147)	6.17
Forfeited	(16,253)	9.68

Outstanding at December 31, 2013 and 2014	—	—

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

18.	EMPLOYEE BENEFIT PLANS (continued)

The directors were authorised to issue and allot all or any of such shares required for the plans, but in aggregate all plans may not exceed 35,309,563 of the total issued ordinary shares capital of the Company. An individual participant may also not be awarded an aggregate of shares from all or any such plans exceeding 3,530,956 of the Company’s total issued ordinary share capital. The unexercised options and shares under all plans represented 1.08% of the total issued ordinary share capital at December 31, 2014. No further allocations of options are being made under any of these plans.

The compensation cost related to awards not yet recognized in the statement of operations under all schemes amounts to $14.3 million and is to be spread over two years.

18.3	Long-term incentive plan—liability-settled

On 1 March 2014, the Remuneration Committee approved the Gold Fields Limited Long-term cash incentive plan (“LTIP”). The plan provides for key senior managers to receive a cash award conditional on the achievement of specified performance conditions relating to total shareholder return and free cash flow margin. The conditions are assessed over the performance cycle which runs over three calendar years. The estimated expense associated with awards issued under this plan is recorded over the service period from the date of award to the payment date. The expected timing of the cash outflows in respect of each grant is at the end of three years after the original award was made.

The charge for the LTIP has been recognized in the statement of operations under the captions production costs, corporate expenditure, exploration expenditure and other expenses. The cost for the fiscal year ended December 31, 2014 is $8.7 million (fiscal 2013: $nil and fiscal 2012: $nil)

	December 31, 2014	December 31, 2013
Long-term cash incentive plan		—
Opening balance	—	—
Cash awards raised during the year	8.7	—
Changes in estimates	0.3	—
Forfeited awards	(0.3)	—
Translation adjustment	(0.4)	—

Balance at close	8.3	—

The fair value of the awards made under this plan are valued using the Monte Carlo simulation model. The inputs to the model were as follows:

	December 31, 2014	December 31, 2013
Weighted average historical volatility (based on a statistical analysis of the share price on a weighted moving average basis for the expected term of the option)	44.4%	—
Expected term (years)	3	—
Three year risk free interest rate (based on US interest rates)	2.2%	—

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

19.	DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE AND CREDIT RISK OF FINANCIAL INSTRUMENTS

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

Concentration of labor

About three quarters of the Group’s total workforce is unionized (73.1%), but patterns of union participation vary considerably between locations. Each of the Group’s regions have the following levels of union participation within their workforce:

- Peru 12%

- Australia nil%

- South Africa 93%

- Ghana 96%

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

As at December 31, 2014 and 2013, Gold Fields did not hold any derivative instruments to protect its exposure to adverse movements in gold and copper commodity prices.

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

LME copper prices averaged $6,881 per ton during the year ended December 31, 2014 (December 31, 2013: $7,324 and December 31, 2012: $7,951 per ton), compared with the Company’s recorded average price, net of refining charges, of $6,026 per ton (December 31, 2013: $6,575 and December 31, 2012: $7,322). The

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

19.	DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE AND CREDIT RISK OF FINANCIAL INSTRUMENTS (continued)

applicable three month copper price at December 31, 2014 was $6,378 per ton, before taking into account refining charges. During the fiscal year ended December 31, 2014, changes in copper prices resulted in a provisional pricing mark-to-market loss of $8.1 million (December 31, 2013: loss of $7.9 million and December 31, 2012: gain of $15.6 million) (included in revenue).

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

The estimated fair values of the the Group’s financial instruments are:

	December 31, 2014		December 31, 2013
	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Cash and cash equivalents	458.0	458.0	325.0	325.0
Receivables	122.4	122.4	146.7	146.7
Non-current investments *	286.5	279.9	268.9	269.7
Financial liabilities
Long-term loans	1,770.7	1,614.4	1,938.6	1,794.4
Accounts payable and provisions	460.6	460.6	402.1	402.1
Interest payable	11.2	11.2	12.4	12.4
Short-term loans and current portion of long-term loans	140.2	140.2	121.5	121.5
Other non-current liabilities	9.1	9.1	10.9	10.9

*	Fair value determined by using cost for Far South East due to a market value not being readily available.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

19.	DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE AND CREDIT RISK OF FINANCIAL INSTRUMENTS (continued)

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

The following table sets forth the Group’s financial assets and liabilities measured at fair value by level within the fair value hierarchy. As required by Accounting Standard Codification, or ASC, fair value guidance, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Items listed below are included in the financial assets and liabilities total above:

	Fair value at December 31, 2014
	Total	Level 1	Level 2	Level 3
Assets:
Listed investments	4.4	4.4	—	—
Trade receivable from provisional copper concentrate sales, net	29.5	—	29.5	—

	33.9	4.4	29.5	—

Liabilities:
Oil derivative contracts	—	—	10.3	—

	—	—	10.3	—

	Fair value at December 31, 2013
	Total	Level 1	Level 2	Level 3
Assets:
Listed investments	3.2	3.2	—	—
Trade receivable from provisional copper concentrate sales, net	58.2	—	58.2	—

	61.4	3.2	58.2	—

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

19.	DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE AND CREDIT RISK OF FINANCIAL INSTRUMENTS (continued)

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

The Group recognises transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred. There were no transfers during the years ended December 31, 2014 and 2013.

Derivative contracts

On September 10, 2014, Gold Fields Australia (Pty) Limited entered into a Singapore Gasoil 10ppm cash settled swap transaction contract for a total of 136,500 barrels, effective September 15, 2014 until March 31, 2015 at a fixed price of US$115.00 per barrel. The 136,500 barrels are based on 50 per cent of usage for the seven month period – September 2014 to March 2015. Brent Crude at the time of the transaction was US$99.10 per barrel.

On November 26, 2014, Gold Fields Australia (Pty) Limited entered into further Singapore Gasoil 10ppm cash settled swap transaction contracts. A contract for 63,000 barrels for the period January – March 2015 was committed at a fixed price of US$94.00 per barrel, and a further 283,500 barrels was committed at a price of US$96.00 per barrel for the period April – December 2015. Brent Crude at the time of the transaction was US$78.50 per barrel.

As at December 31, 2014, the fair value of these oil derivative contracts was negative US$10.3 million. This amount is included in accounts payable and provisions (refer note 15).

St Ives Gold Mining Company (Pty) Ltd entered into a Singapore Gasoil 10PPM FOB cash settled swap transaction for 7,500 barrels per month effective 1 June 2013 until 31 March 2014 at a fixed price of US$115.0 per barrel. 30,000 barrels with a positive mark-to-market value of US$0.3 million were outstanding at the end of December 2013.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

20. ADDITIONAL CASH FLOW INFORMATION
(a)	Supplemental cash flow disclosures
	The following amounts were included in cash flows from operations:
		Fiscal year Ended December 31,
		2014	2013	2012
	Royalties paid	88.8	99.9	112.4
	Income and mining taxes paid	105.3	298.2	334.1
	Interest paid before capitalization	103.8	89.4	68.6

(b)	Non cash-items
	Marked to market gain/(loss) of listed investments	6.9	(1.3)	18.7
	Sibanye Gold spin-off (refer note 9.1), excluding cash transferred	—	927.3	—
	Shares issued on acquisition of Barrick Yilgarn assets (refer note 3(b))	—	127.3	—
	Disposal of Yanfolila for acquisition of Hummingbird:	5.1	—	—
	Disposal of Yanfolila (refer note 3(c))	(16.0)	—	—
	Acquistion of investment in Hummingbird (refer note 3(c))	21.1	—	—

21.	COMMITMENTS

	December 31, 2014	December 31, 2013
Capital commitments
Contracted for	120.5	100.8
Lease commitments
Operating leases
Less than 12 months	3.1	2.9
12 - 36 months	3.5	3.8
36 - 60 months	0.8	0.6
After 60 months	—	1.0

Total	7.4	8.3

Included in net income are operating lease charges amounting to $3.2 million (fiscal 2013: $4.5 million and fiscal 2012: $3.9 million).

Guarantees and other commitments

The Group also provides environmental obligation guarantees with respect to its South African, Ghanaian and Australian operations. These guarantees, amounting to $67.0 million at December 31, 2014 (December 31, 2013: $121.1 million) have not been included in the amount of guarantees of $0.1 million (December 31, 2013: $0.1 million) because they are fully provided for under the related provision for environmental rehabilitation.

Capital commitments will be funded from internal cash resources and borrowings as necessary. All the contracted capital expenditure as at December 31, 2014 and December 31, 2013 relates to obligations within the next 12 months. The expenditure relates to mining development, infrastructure and hostel upgrades.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

22.	CONTINGENT LIABILITIES

Randgold & Exploration summons

On 21 August 2008, Gold Fields Operations (GFO) received a summons from Randgold and Exploration Company Limited (“R&E”) and African Strategic Investment (Holdings) Limited. The summons claims that during the period that GFO was under the control of Brett Kebble, Roger Kebble and others, GFO was allegedly part of a scam whereby JCI Limited unlawfully disposed of shares owned by R&E in Randgold Resources Limited (“Resources”), and Afrikander Lease Limited, now Uranium One.

The claims have been computed in various ways. The highest claims have been computed on the basis of the highest value of the Resources and Uranium One share prices between the dates of the alleged thefts and March 2008 (between R 11 billion and R12 billion (approximately US$1 billion)). The quantifiable alternative claims have been computed on the basis of the actual amounts allegedly received by GFO to fund its operations (approximately R521 million or US$45 million).

It should be noted that the claims lie only against GFO, whose only interest is a 50% stake in the South Deep mine. This alleged liability is historic and relates to a period of time prior to the Group purchasing the company.

GFO’s assessment remains that it has sustainable defenses to these claims and, accordingly, GFO’s attorneys were instructed to vigorously defend the claims.

The ultimate outcome of the claims cannot presently be determined and, accordingly, no adjustment for any effects on the Company that may result from these claims, if any, has been made in the consolidated financial statements.

Silicosis

The principal health risks associated with Gold Fields’ mining operations in South Africa arise from occupational exposure to silica dust, noise, heat and certain hazardous chemicals. The most significant occupational diseases affecting Gold Fields’ workforce include lung diseases (such as silicosis, tuberculosis, a combination of the two and chronic obstructive airways disease (“COAD”) as well as noise-induced hearing loss (“NIHL”). The Occupational Diseases in Mines and Works Act, 78 of 1973 (“ODMWA”) governs the compensation paid to mining employees who contract certain illnesses, such as silicosis. In 2011, the South African Constitutional Court ruled that a claim for compensation under ODMWA does not prevent an employee from seeking compensation from its employer in a civil action under common law (either as individuals or as a class). While issues, such as negligence and causation, need to be proved on a case-by-case basis, it is possible that such ruling could expose Gold Fields to claims related to occupational hazards and diseases (including silicosis), which may be in the form of a class or similar group action. If Gold Fields were to face a significant number of such claims and the claims were suitably established against it, the payment of compensation for the claims could have a material adverse effect on Gold Fields’ results of operations and financial position. In addition, Gold Fields may incur significant additional costs arising out of these issues, including costs relating to the payment of fees, levies or other contributions in respect of compensatory or other funds established (if any) and expenditures arising out of its efforts to resolve any outstanding claims or other potential action.

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

These are applications in terms of which the court is asked to certify a class action to be instituted by the applicants on behalf of the classes of affected people. According to the applicants, these are the first and preliminary steps in a process, where if the court were to certify the class action, the applicants may, in a second stage, bring an action wherein they will attempt to hold Gold Fields and other mining companies liable for silicosis and/or tuberculosis and the resultant consequences. The applicants contemplate dealing in the second stage with what the applicants describe as common legal and factual issues regarding the claims arising for the whole of the classes. If the applicants are successful in the second stage, they envisage that individual members of the classes could later submit individual claims for damages against Gold Fields and the other mining companies. These applications do not identify the number of claims that could be instituted against Gold Fields and the other mining companies or the quantum of damages the applicants may seek.

Gold Fields has delivered notices of intention to oppose the applications and has instructed its attorneys to defend the claims.

The two class applications were consolidated into one application on 17 October 2013 and the parties agreed a court-sanctioned process for the delivery of answering and replying affidavits and for the consolidated application to be heard during the weeks of 12 and 19 October 2015. The consolidated application will be preceded by various legal technical applications and court processes.

In addition to the consolidated action, an individual action has been instituted against Gold Fields and one other mining group in terms of which the plaintiff claims R25.0 million (US$2.2 million) in damages (and interest on that amount at 15.5% from May 2013 to date of payment and costs) arising from his alleged contraction of silicosis which he claims was caused by the defendants. Gold Fields has defended the action and has pleaded to the claim.

The ultimate outcome of these matters cannot presently be determined and, accordingly, no adjustment for any effects on the Company that may result from these actions, if any, has been made in the consolidated financial statements.

Acid mine drainage

Acid Mine Drainage (“AMD”) or acid rock drainage (“ARD”), collectively called acid drainage (“AD”) is formed when certain sulphide minerals in rocks are exposed to oxidising conditions (such as the presence of oxygen, combined with water). AD can occur under natural conditions or as a result of the sulphide minerals that are encountered and exposed to oxidation during mining or during storage in waste rock dumps, ore stockpiles or tailings dams. The acidic water that forms usually contains iron and other metals if they are contained in the host rock.

AD generation, and the risk of potential long-term AD issues, specifically at Gold Fields Cerro Corona and South Deep mines is on-going. Immaterial levels of surface AD generation also occur at Gold Fields Tarkwa, Damang and St Ives mines. Any AD, which is currently generated, is contained on Gold Fields property across all operations where it occurs and is well managed as part of each mines operational water management strategy. The relevant regulatory authorities are also kept appraised of our efforts to manage AD through various submissions and other communications.

Gold Fields continues to investigate technical solutions at both its South Deep and Cerro Corona Mines to better inform appropriate mitigation strategies for long term AD management (mainly post-closure) and to work towards a reliable cost estimate of these potential issues. None of these studies have allowed Gold Fields to generate a reliable estimate of the total potential impact on the Group.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

22.	CONTINGENT LIABILITIES (continued)

Gold Fields mine closure cost estimate (environmental rehabilitation provisions) for 2014 contains the aspects of AD management (i.e. tailings facilities, waste rock dumps, ore stockpiles and other surface infrastructure), which the Company has been able to reliably estimate.

No adjustment for any effects on the Company that may result from potentially material (mainly post-closure) AD impacts at South Deep and Cerro Corona has been made in the consolidated financial statements, other than through the Group’s normal environmental rehabilitation provisions (refer note 17).

Native claim

Gold Fields’ subsidiary, St Ives Gold Mining Company Pty Ltd (“St Ives”), which owns the St Ives Gold Mine in Western Australia, had been joined as a respondent, alongside the State of Western Australia (the “State”) and another mining company, in proceedings commenced in the Federal Court of Australia by the Ngadju People, seeking determination of its claim for native title over a parcel of land in the Goldfields region of Western Australia.

“Native title” refers to the rights and interests held by Aboriginal people in Australia under traditional laws and customs, in relation to land and water to which those Aboriginal people have a connection, that are recognised under the common law of Australia.

In the course of these proceedings, the Ngadju People alleged that a number of mining tenements held by St Ives (being tenements that were originally granted to WMC Resources by the State under the terms of a State Agreement, and subsequently acquired in 2001 by St Ives) are invalid to the extent that they affect the Ngadju People’s native title rights. The process for obtaining the re-grant of those tenements (in 2014) under the provisions of the Mining Act 1978 (WA) was carefully considered and followed by Gold Fields at the time, acting in conjunction with the State.

In a decision handed down by a single judge of the Federal Court of Australia on 3 July 2014, the court accepted the submissions of the Ngadju People that the re-grant of these tenements by the State was not compliant with the correct processes in the Native Title Act 1993 (Cth), and as such, the re-granted tenements are invalid to the extent that they affect native title. This means that to the extent that there is inconsistency between the rights of St Ives as tenement holder and the Ngadju People’s native title rights (such as the right to conduct ceremonies or to hunt), the rights of the Ngadju People will prevail. This decision was confirmed by a Determination of native title made by the Federal Court in November 2014.

The practical effect of such a finding has never been tested under Australian law. However, it may mean the Ngadju People could seek to prevent the further exercise of rights by St Ives on the tenements in a manner that is inconsistent with the free exercise of their native title rights and/or seek damages for historical interference with their native title rights. The fact that the Ngadju People have only non-exclusive native title rights (and not the higher category of exclusive possession rights) may reduce the extent to which the two sets of rights are found to be inconsistent.

Importantly, the decision does not affect the grant of mining tenure to St Ives under the Mining Act 1978 (WA). St Ives still validly holds all of the tenements which underpin its mining operations at St Ives, and as these proceedings are not an action against St Ives for failure to take certain steps, the court has no ability to impose any sort of penalty against St Ives.

Gold Fields remains strongly of the view that it has at all times complied with its obligations under the Native Title Act 1993 (Cth) in respect of its dealings with these tenements. Gold Fields, together with

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

22.	CONTINGENT LIABILITIES (continued)

another major resources company, filed an appeal in respect of aspects of the Federal Court’s decision. The appeal (before the Full Court of the Federal Court of Australia (three Judges)) has been listed to take place in May 2015. Gold Fields retains the ability to seek leave to further appeal to the High Court of Australia, if necessary. Gold Fields will also take all steps necessary to ensure that the St Ives operations are unaffected whilst this matter is resolved through the relevant court processes.

Accordingly, no adjustment for any effects on the Company that may result from the proceedings, if any, has been made in the consolidated financial statements.

Regulatory investigations

Gold Fields was informed in September 2013 that it is the subject of a regulatory investigation in the United States by the US Securities and Exchange Commission relating to the Black Economic Empowerment transaction (BEE transaction) associated with the granting of the mining license for its South Deep operation. In South Africa, the Directorate for Priority Crime Investigation (the Hawks) informed the Company that it has started a preliminary investigation into the BEE transaction to determine whether or not to proceed with a formal investigation, following a complaint by the Democratic Alliance. The investigation is still in progress and it is not possible to determine what effect the ultimate outcome of these investigations, any regulatory findings and any related developments may have on the Company or the timing thereof.

Accordingly, no adjustment for any effects on the Company that may result from the outcome of this investigation, if any, has been made in the consolidated financial statements.

23.	LINES OF CREDIT

The Group has unused lines of committed credit facilities available amounting to $1,016.9 million at December 31, 2014 (December 31, 2013: $763.2 million) with the following expiry dates.

	December 31, 2014	December 31, 2013
- within one year	—	—
- later than one year and not later than two years	64.9	—
- later than two years and not later than three years	—	96.7
- later than three years and not later than five years	952.0	666.5

	1,016.9	763.2

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

24.	RELATED PARTY TRANSACTIONS

None of the directors or officers of Gold Fields or any associate of such director or officer is currently or has been at any time during the past three fiscal years indebted to Gold Fields.

25.	SUBSEQUENT EVENTS

Final dividend

On February 11, 2015, Gold Fields declared a final dividend of R0.20 ($0.02) per share.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

26	GEOGRAPHICAL AND SEGMENT INFORMATION

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

	Fiscal Year Ended December 31, 2014
	South Africa	Ghana			Australia					Peru
	South Deep	Tarkwa	Damang	Total	St Ives	Agnew/ Lawlers	Darlot	Granny Smith	Total	Cerro Corona	Corporate and other #	Total per IFRS	Reclassifications	Reconciling items	Continuing operations
Statement of operations - continuing operations
Revenue	254.8	706.7	224.6	931.3	458.8	342.5	106.2	399.8	1,307.3	375.5	—	2,868.8	—	—	2,868.8
Operating costs (excluding amortization and depreciation) [1,2]	(245.5)	(373.9)	(177.6)	(551.5)	(292.3)	(173.0)	(81.9)	(182.6)	(729.8)	(158.2)	—	(1,684.9)	(97.2)	(125.4)	(1,907.4)
Gold inventory change [1,2,3]	—	2.3	(2.1)	0.2	9.9	0.3	(1.7)	—	8.4	(1.5)	—	7.2	—	7.2	14.4

Adjusted operating profit/(loss) before amortization and depreciation [2,4]	9.3	335.1	45.0	380.1	176.4	169.8	22.5	217.2	586.0	215.8	—	1,191.1	(97.2)	(118.1)	975.7
Amortization and depreciation [2]	(74.5)	(141.6)	(20.9)	(162.5)	(140.5)	(96.4)	(16.6)	(84.6)	(338.1)	(79.6)	(2.0)	(656.7)	(0.4)	(20.2)	(677.3)

Adjusted operating (loss)/profit [2,5]	(65.2)	193.5	24.1	217.6	35.9	73.4	5.9	132.6	248.0	136.1	(2.0)	534.4	(97.6)	(138.4)	298.4
Exploration expenditure	—	—	—	—	(8.2)	(3.7)	(1.8)	(1.5)	(15.2)	—	(32.0)	(47.2)	(4.1)	15.1	(36.2)
Finance expense	(19.6)	(7.8)	(3.5)	(11.3)	(3.9)	(1.6)	(1.0)	(1.8)	(8.3)	(3.6)	(56.5)	(99.2)	18.4	—	(80.8)
Investment income	0.9	1.7	0.1	1.8	0.3	0.2	—	—	0.5	—	1.1	4.2	—	—	4.2
Asset impairments and write-offs	(8.4)	—	—	—	(1.3)	(4.3)	—	—	(5.6)	—	1.5	(12.5)	(4.7)	3.2	(14.0)
(Loss)/profit on disposal of property, plant and equipment	(0.3)	(0.1)	—	(0.1)	1.1	—	0.7	0.1	1.9	(2.6)	(0.2)	(1.3)	—	—	(1.3)
Other items as detailed in statement of operations	(22.6)	(23.1)	(4.3)	(27.4)	(21.6)	(15.3)	(3.9)	(10.6)	(51.5)	(10.7)	(31.9)	(144.0)	88.0	79.9	23.9
Royalty	(1.3)	(35.3)	(11.2)	(46.5)	N6	N6	N6	N6	(32.6)	(5.8)	—	(86.1)	—	—	(86.1)
Current taxation	—	(31.1)	—	(31.1)	N6	N6	N6	N6	(74.9)	(60.7)	32.5	(134.2)	—	—	(134.2)
Deferred taxation	33.6 *	(14.2)	(1.8)	(16.0)	N6	N6	N6	N6	32.1	13.8	(47.4)	16.1	—	(3.5)	12.6

(Loss)/income before impairment of equity investees, share of equity investees’ losses and discontinued operations [7]	(83.0)	83.7	3.4	87.1	N6	N6	N6	N6	94.5	66.5	(134.9)	30.2	—	(43.6)	(13.4)

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

26.	GEOGRAPHICAL AND SEGMENT INFORMATION (continued)

(1)	Operating costs (excluding amortization and depreciation) for continuing operations for management reporting purposes includes: Corporate expenditure - $27.3 million, Accretion expense on provision for environmental rehabilitation - $15.4 million and Employee termination costs - $42.2 million, which are not included in production costs under U.S. GAAP. In addition, gold inventory change is included in production costs under U.S. GAAP.
(2)	This caption is based on captions used in the IFRS financial statements and does not reflect the US GAAP captions per the consolidated statement of operations.
(3)	Reflects the change in quantity and value of broken ore and ore on the heap leach pads during the fiscal year.
(4)	Adjusted operating profit before amortization and depreciation is stated before amortization and depreciation, exploration expenditure, asset impairments and write-offs, (profit)/loss on disposal of property, plant and equipment and royalty.
(5)	Adjusted operating profit/(loss) is stated before exploration expenditure, asset impairments and write-offs, (profit)/loss on disposal of property, plant and equipment and royalty.
(6)	As all Australian operations are entitled to transfer and off-set losses from one company to another, it is not meaningful to split the royalties, current or deferred taxation.
(7)	This caption is before share of equity investees losses, all of which would relate to the corporate and other segment.
*	Indicative as tax is provided in the holding companies of South Deep.
#	Corporate and other represents items to reconcile segment data to consolidated financial statement totals.

Figures may not add as they are rounded independently.

	December 31, 2014
	South Africa	Ghana			Australia					Peru
	South Deep	Tarkwa	Damang	Total	St Ives	Agnew/ Lawlers	Darlot	Granny Smith	Total	Cerro Corona	Corporate and other #	Total per IFRS	Reclassifications	Reconciling items	Group Consolidated
Balance sheet
Total assets (excluding deferred tax assets)	13.1	1,561.5	215.4	1,776.9	559.1	394.2	24.0	142.1	1,119.4	1,041.9	2,844.0	6,795.3	—	(62.4)	6,733.0
Total liabilities excluding deferred tax	62.0	209.0	96.9	305.9	145.4	81.0	25.6	70.4	322.4	158.4	1,958.7	2,807.4	—	(11.1)	2,796.3
Deferred tax (assets)/liabilities	(22.7)	280.4	(11.0)	269.4	N1	N1	N1	N1	87.9	18.3	(28.3)	324.6	—	(79.2)	245.4
Capital expenditure	91.9	174.1	16.0	190.1	117.5	83.4	14.7	58.9	274.4	51.0	1.4	608.9	—	(128.4)	480.5

(1)	As all Australian operations are entitled to transder and off-set losses from one company to another, it is not meaningful to split the royalties, current or deferred taxation.
#	Corporate and other represents items to reconcile segment data to consolidated financial statement totals. Included in Corporate and other is goodwill relating to the acquisition of South Deep and equity investees.

Figures may not add as they are rounded independently.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

26.	GEOGRAPHICAL AND SEGMENT INFORMATION (continued)

	Fiscal Year Ended December 31, 2013
	South Africa	Ghana			Australia					Peru
	South Deep	Tarkwa	Damang	Total	St Ives	Agnew/ Lawlers	Darlot	Granny Smith	Total	Cerro Corona	Corporate and other #	Total per IFRS	Reclassifications	Reconciling items	Continuing operations
Statement of operations - continuing operations
Revenue	425.7	893.1	216.4	1,109.6	569.0	302.8	26.0	82.3	980.1	390.9	—	2,906.3	—	—	2,906.3
Operating costs (excluding amortization and depreciation) [1,2]	(321.8)	(473.7)	(171.1)	(644.8)	(345.5)	(135.0)	(21.6)	(48.8)	(550.8)	(161.3)	—	(1,678.7)	(74.7)	(162.4)	(1,915.8)
Gold inventory change [1,2,3]	—	(30.8)	11.1	(19.6)	8.8	(1.2)	1.3	3.7	12.7	18.8	—	11.8	—	(1.2)	10.6

Adjusted operating profit/(loss) before amortization and depreciation [2,4]	103.9	388.7	56.4	445.1	232.3	166.7	5.7	37.3	442.0	248.4	—	1,239.4	(74.7)	(163.6)	1,001.1
Amortization and depreciation [2]	(98.9)	(137.6)	(30.6)	(168.3)	(194.3)	(71.1)	(3.6)	(21.0)	(290.0)	(48.8)	(5.0)	(610.9)	—	42.4	(568.5)

Adjusted operating profit/(loss) [2,5]	5.0	251.1	25.8	276.9	38.0	95.6	2.1	16.3	152.1	199.7	(5.0)	628.5	(74.7)	(121.2)	432.6
Exploration expenditure	—	—	—	—	(5.1)	(1.4)	—	—	(6.5)	(0.2)	(59.1)	(65.9)	(7.2)	(4.8)	(77.9)
Feasibility and evaluation	—	—	—	—	—	—	—	—	—	—	(47.7)	(47.7)	—	(20.3)	(68.0)
Finance expense	(8.8)	(1.2)	(4.7)	(5.9)	—	—	(0.2)	(1.2)	(1.4)	(2.2)	(51.2)	(69.5)	2.4	(5.3)	(72.4)
Investment income	0.6	0.4	—	0.4	3.8	3.8	—	—	7.6	0.4	(0.6)	8.5	—	—	8.5
Asset impairments and write-offs	—	(204.5)	(188.9)	(393.4)	(265.5)	(0.4)	—	—	(265.9)	(11.0)	(128.9)	(799.2)	1.5	582.4	(215.3)
Profit on disposal of property, plant and equipment	0.2	0.1	—	0.1	1.3	—	—	—	1.3	—	—	1.6	—	8.6	10.2
Other items as detailed in statement of operations	(23.1)	(11.8)	(2.2)	(14.0)	(2.7)	(14.2)	(3.2)	(17.1)	(37.2)	(11.5)	(76.8)	(162.6)	78.0	(5.3)	(89.8)
Royalty	(2.1)	(44.7)	(10.8)	(55.5)	N6	N6	N6	N6	(24.1)	(8.9)	—	(90.5)	—	—	(90.5)
Current taxation	—	(39.7)	(0.9)	(40.6)	N6	N6	N6	N6	(49.7)	(66.3)	(4.8)	(161.3)	—	(3.8)	(165.1)
Deferred taxation	6.6 *	33.9	63.4	97.3	N6	N6	N6	N6	106.9	(19.6)	(9.9)	181.4	—	(122.0)	59.4

(Loss)/income before impairment of equity investees, share of equity investees’ losses and discontinued operations [7]	(21.6)	(16.2)	(118.3)	(134.6)	N6	N6	N6	N6	(116.8)	80.5	(383.9)	(576.7)	—	308.4	(268.2)

(1)	Operating costs (excluding amortization and depreciation) for continuing operations for management reporting purposes includes: Corporate expenditure - $39.4 million, Accretion expense on provision for environmental rehabilitation - $10.4 million and Employee termination costs - $35.5 million, which are not included in production costs under U.S. GAAP. In addition, gold inventory change is included in production costs under U.S. GAAP.
(2)	This caption is based on captions used in the IFRS financial statements and does not reflect the US GAAP captions per the consolidated statement of operations.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

26.	GEOGRAPHICAL AND SEGMENT INFORMATION (continued)

(3)	Reflects the change in quantity and value of broken ore and ore on the heap leach pads during the fiscal year.
(4)	Adjusted operating profit before amortization and depreciation is stated before amortization and depreciation, exploration expenditure, feasibility and evaluation, asset impairments and write-offs, (profit)/loss on disposal of property, plant and equipment and royalty.
(5)	Adjusted operating profit/(loss) is stated before exploration expenditure, feasibility and evaluation, asset impairments and write-offs, (profit)/loss on disposal of property, plant and equipment and royalty.
(6)	As all Australian operations are entitled to transfer and off-set losses from one company to another, it is not meaningful to split the royalties, current or deferred taxation.
(7)	This caption is before share of equity investees losses, all of which would relate to the corporate and other segment.
*	Indicative as tax is provided in the holding companies of South Deep.
#	Corporate and other represents items to reconcile segment data to consolidated financial statement totals.

Segment information on the statement of operations related to Sibanye Gold, which include the KDC and Beatrix mines, is not presented as Sibanye Gold is presented as a discontinued operation (refer note 9.1).

Figures may not add as they are rounded independently.

	December 31, 2013
	South Africa			Ghana			Australia					Peru
	KDC	Beatrix	South Deep	Tarkwa	Damang	Total	St Ives	Agnew/ Lawlers	Darlot	Granny Smith	Total	Cerro Corona	Corporate and other#	Total per IFRS	Reclassifications	Reconciling items	Group Consolidated
Balance sheet
Total assets (excluding deferred tax assets)	N1	N1	192.9	1,528.3	197.8	1,726.1	650.9	400.7	25.0	69.6	1,146.2	1,054.1	3,125.0	7,244.3	—	(40.6)	7,203.7
Total liabilities excluding deferred tax	N1	N1	128.4	174.8	85.2	260.0	167.1	70.4	26.7	73.2	337.5	145.8	1,979.9	2,851.5	(5.0)	(14.3)	2,832.2
Deferred tax liabilities/(assets)	N1	N1	9.8	266.2	(12.8)	253.4	N2	N2	N2	N2	128.2	32.1	(76.2)	347.5	5.0	(73.6)	273.7
Capital expenditure	37.5	10.3	202.4	207.0	50.1	257.1	132.3	52.3	1.5	7.8	193.9	56.3	29.6	739.2	—	(195.5)	543.7

(1)	Sibanye Gold, which includes the KDC and Beatrix reporting segments, was spun off in February 2013 (refer note 9.1).
(2)	As all Australian operations are entitled to transder and off-set losses from one company to another, it is not meaningful to split the royalties, current or deferred taxation.
#	Corporate and other represents items to reconcile segment data to consolidated financial statement totals. Included in Corporate and other is goodwill relating to the acquisition of South Deep and equity investees.

Figures may not add as they are rounded independently.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

26.	GEOGRAPHICAL AND SEGMENT INFORMATION (continued)

	Fiscal Year Ended December 31, 2012
	South Africa	Ghana			Australia			Peru
	South Deep	Tarkwa	Damang	Total	St Ives	Agnew	Total	Cerro Corona	Corporate and other #	Total per IFRS	Reclassifications	Reconciling items	Continuing operations
Statement of operations - continuing operations
Revenue	450.8	1,198.9	277.8	1,476.7	752.2	294.4	1,046.6	556.6	—	3,530.6	—	—	3,530.6
Operating costs (excluding amortization and depreciation) [1,2]	(302.9)	(494.4)	(179.1)	(673.5)	(378.0)	(148.1)	(526.1)	(171.4)	—	(1,673.8)	(69.8)	(199.2)	(1,942.9)
Gold inventory change [1,2,3]	—	24.8	3.6	28.4	(14.7)	(2.6)	(17.4)	11.0	—	22.0	—	0.1	22.1

Adjusted operating profit/(loss) before amortization and depreciation [2,4]	147.9	729.3	102.3	831.6	359.4	143.7	503.0	396.2	—	1,878.8	(69.8)	(199.1)	1,609.8
Amortization and depreciation [2]	(82.4)	(125.4)	(22.8)	(148.2)	(160.4)	(53.7)	(214.1)	(48.8)	(5.7)	(499.2)	—	73.4	(425.8)

Adjusted operating profit/(loss) [2,5]	65.6	603.8	79.5	683.3	199.0	90.0	288.9	347.4	(5.7)	1,379.6	(69.8)	(125.7)	1,184.0
Exploration expenditure	—	—	—	—	(9.8)	(9.6)	(19.4)	(2.2)	(106.9)	(128.5)	(61.1)	54.3	(135.3)
Feasibility and evaluation	—	—	—	—	—	—	—	—	(44.1)	(44.1)	—	(59.4)	(103.5)
Finance expense	(0.9)	(2.3)	(2.5)	(4.8)	(1.2)	(0.3)	(1.5)	(3.9)	(44.2)	(55.3)	2.8	(3.1)	(55.6)
Investment income	0.6	0.4	0.1	0.5	6.4	6.3	12.7	1.8	0.7	16.3	—	—	16.3
Asset impairments and write-offs	—	(4.5)	—	(4.5)	(58.0)	(24.2)	(82.2)	(0.9)	—	(87.6)	53.5	(7.5)	(41.6)
Profit/(loss) on disposal of property, plant and equipment	0.4	—	—	—	(0.2)	—	(0.2)	0.1	—	0.3	(0.1)	—	0.2
Other items as detailed in statement of operations	(44.1)	(18.2)	(9.6)	(27.8)	(9.8)	(3.5)	(13.3)	(17.8)	(9.0)	(112.0)	74.7	2.3	(35.0)
Royalty	(2.3)	(59.9)	(13.9)	(73.8)	N6	N6	(26.0)	(14.7)	—	(116.7)	—	—	(116.7)
Current taxation	—	(163.1)	(7.6)	(170.7)	N6	N6	(53.6)	(104.7)	(7.6)	(336.6)	—	(17.3)	(353.9)
Deferred taxation	(4.5)*	(92.5)	(21.5)	(114.0)	N6	N6	4.2	12.4	(18.1)	(120.0)	—	114.5	(5.5)

Income/(loss) before impairment of equity investees, share of equity investees’ losses and discontinued operations [7]	14.9	263.7	24.6	288.3	N6	N6	109.9	217.6	(234.9)	395.4	—	(41.9)	353.3

(1)	Operating costs (excluding amortization and depreciation) for continuing operations for management reporting purposes includes: Corporate expenditure - $38.2 million, Accretion expense on provision for environmental rehabilitation - $13.9 million and Employee termination costs - $6.1 million, which are not included in production costs under U.S. GAAP. In addition, gold inventory change is included in production costs under U.S. GAAP.
(2)	This caption is based on captions used in the IFRS financial statements and does not reflect the US GAAP captions per the consolidated statement of operations.
(3)	Reflects the change in quantity and value of broken ore and ore on the heap leach pads during the fiscal year.
(4)	Adjusted operating profit before amortization and depreciation is stated before amortization and depreciation, exploration expenditure, feasibility and evaluation, asset impairments and write-offs, (profit)/loss on disposal of property, plant and equipment and royalty.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

26.	GEOGRAPHICAL AND SEGMENT INFORMATION (continued)

(5)	Adjusted operating profit/(loss) is stated before exploration expenditure, feasibility and evaluation, asset impairments and write-offs, (profit)/loss on disposal of property, plant and equipment and royalty.
(6)	As these two Australian operations are entitled to transfer and off-set losses from one company to another, it is not meaningful to split the royalties, current or deferred taxation.
(7)	This caption is before share of equity investees losses, all of which would relate to the corporate and other segment.
#	Corporate and other represents items to reconcile segment data to consolidated financial statement totals.
*	Indicative as tax is provided in the holding companies of South Deep.

Figures may not add as they are rounded independently.

	December 31, 2012
	South Africa			Ghana			Australia			Peru
	KDC	Beatrix	South Deep	Tarkwa	Damang	Total	St Ives	Agnew	Total	Cerro Corona	Corporate and other#	Total per IFRS	Reconciling items	Group Consolidated
Balance sheet
Total assets (excluding deferred tax assets)	2,126.3	313.1	208.3	1,775.6	386.2	2,161.8	1,066.7	372.4	1,439.1	1,165.8	3,613.9	11,028.3	(418.3)	10,624.2
Total liabilities excluding deferred tax	740.8	(26.8)	104.0	377.2	93.2	470.4	189.7	47.8	237.5	234.4	2,005.9	3,766.2	(77.9)	3,687.9
Deferred tax liabilities/(assets)	379.2	110.3	19.2	300.2	50.6	350.8	N1	N1	264.5	12.4	(65.3)	1,071.1	(526.3)	895.6
Capital expenditure	296.2	80.4	314.5	259.9	92.1	352.0	315.3	62.3	377.7	93.8	86.2	1,600.6	(277.8)	1,322.8

(1)	As these two Australian operations are entitled to transder and off-set losses from one company to another, it is not meaningful to split the royalties, current or deferred taxation.
#	Corporate and other represents items to reconcile segment data to consolidated financial statement totals. Included in Corporate and other is goodwill relating to the acquisition of South Deep and equity investees.

Figures may not add as they are rounded independently.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

26. GEOGRAPHICAL AND SEGMENT INFORMATION (continued)

			Fiscal Year Ended December 31,	Fiscal Year Ended December 31,	Fiscal Year Ended December 31,
			2014	2013	2012
The following provides a breakdown of the reconciling items for each line item presented
Continuing operations
Operating costs
Exploration, evaluation and feasibility costs	(e)		(21.3)	(22.4)	(35.2)
Provision for rehabilitation	(f)		3.0	4.7	(0.4)
Cut-backs	(d)		(107.1)	(146.6)	(184.0)
Deferred stripping	(g)		—	1.9	20.4

			(125.4)	(162.4)	(199.2)

Gold inventory change
Inventory	(h)		7.2	(1.2)	0.1

			7.2	(1.2)	0.1

Amortization and depreciation
Amortization of reserves	(b)		(18.0)	(15.8)	(12.5)
Cut-backs	(d)		33.9	38.3	41.1
Amortization - asset impairments and write-offs	(i)		(25.0)	(36.9)	—
Amortization - inclusion of future costs	(c)		(9.7)	58.6	47.0
Amortization - capitalized interest	(j)		(4.7)	(4.4)	(4.3)
Provision for rehabilitation	(f)		3.3	2.5	2.1

			(20.2)	42.4	73.4

Exploration and feasability expenditure
Exploration, evaluation and feasibility costs	(e	)	15.1	(25.1)	(5.1)

Asset impairments and write-offs
Asset impairments and write-offs	(i	)	3.2	582.4	(7.5)

Other items as detailed in the statement of operations
Interest capitalization	(j	)	—	(5.3)	(3.1)
Profit on sale of investments	(l	)	68.2	—	—
Rehabilitation adjustment	(f	)	11.8	—	—
Other			(0.1)	3.3	2.3

			79.9	(2.0)	(0.8)

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

26. GEOGRAPHICAL AND SEGMENT INFORMATION (continued)

			Fiscal Year Ended December 31,	Fiscal Year Ended December 31,	Fiscal Year Ended December 31,
			2014	2013	2012
Total liabilities
Provision for rehabilitation	(f	)	(11.1)	(14.3)	(77.9)

Total assets
Business combination - purchase of South Deep	(a	)	340.2	380.3	481.8
Amortization of reserves	(b	)	(183.6)	(184.0)	(197.5)
Amortization - inclusion of future costs	(c	)	176.5	203.5	175.9
Cut-backs	(d	)	(605.9)	(600.4)	(498.8)
Exploration, feasibility and evaluation costs	(e	)	(154.2)	(318.9)	(379.3)
Provision for rehabilitation	(f	)	18.3	0.2	(75.4)
Investments in equity investees	(k	)	—	—	(3.4)
Deferred stripping	(g	)	6.6	8.7	(12.9)
Inventory	(h	)	21.6	14.6	15.4
Asset impairments and write-offs	(i	)	281.5	414.7	(52.8)
Amortization - Interest capitalised	(j	)	(23.1)	(20.9)	(18.5)
Interest capitalization	(j	)	62.7	62.8	84.2
Inventory stockpiles	(k	)	(1.2)	(1.2)	(1.2)
Amortization - discontinued operations	(m	)	—	—	(28.1)
Business combination - formation of Original Gold Fields	(n	)	—	—	66.3
Business combination - formation of Gold Fields	(o	)	—	—	26.0
Other			(1.8)	—	—

			(62.4)	(40.6)	(418.3)

Notes to the reconciliation of segment information to the historical financial statements

(a)	Business combinations - purchase of South Deep

For management reporting purposes, traded equity securities issued as consideration in a business combination were valued on the date they were issued. Under U.S. GAAP, at the time of the acquistion, traded equity securities issued as consideration in a business combination were valued a few days before and after the terms of the transaction were announced.

For management reporting purposes, the entire interest acquired in South Deep was fair value upon gaining a controlling interest. Under U.S. GAAP, only the additional interest acquired was accounted for at fair value; assets acquired before obtaining control are stated at historical carrying amounts. In addition, U.S. GAAP requires retrospective equity accounting from the date the interest is acquired until the Group obtains control and the investment becomes a subsidiary. For management reporting purposes, no retrospective equity accounting is applied.

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

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

26. GEOGRAPHICAL AND SEGMENT INFORMATION (continued)

(b)	Amortization of reserves

For management reporting purposes, a portion of ore resources at the Australian operations, based on the philosophy of “endowment”, is used for calculating depreciation and amortization. Under U.S. GAAP, depreciation and amortization is calculated based upon existing proven and probable reserves.

(c)	Amortization - inclusion of future costs

For management reporting purposes, future mine development costs were included in mining assets at the Australian operations in calculating depreciation and amortization. Under U.S. GAAP, future development costs are not included in the calculation of depreciation and amortization.

(d)	Cut-backs

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

(e)	Exploration, feasibility and evaluation costs

For management reporting purposes, exploration costs are capitalized from the date the drilling program confirms sufficient evidence of mineralization to proceed with a feasibility study. Under U.S. GAAP, exploration costs are capitalized from the date a bankable feasibility study is completed.

(f)	Provision for rehabilitation

Revisions to the provision for environmental rehabilitation

For management reporting purposes, all changes in the carrying amount of the provision for environmental rehabilitation, other than accretion expense, are recognized as an increase or decrease in the carrying amount of the associated rehabilitation asset. Changes resulting from revisions in the timing or amount of estimated cash flows are recognized as an increase or decrease in the carrying amount of the provision for environmental rehabilitation and the associated rehabilitation asset for U.S. GAAP.

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

Rehabilitation adjustment

For both management reporting purposes and U.S. GAAP, to the extent that an asset is taken out of service or no longer in use, an increase or decrease in the related carrying amount of the provision for environmental rehabilitation is immediately recognized in profit or loss. For reasons discussed above, the carrying value of the provision for environmental rehabilitation for management reporting purposes differs to those under U.S. GAAP, related to assets taken out of service or no longer in use which, results in a different amount recognized in profit or loss.

(g)	Deferred stripping

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

(h)	Inventory

Under U.S. GAAP, additional amortization, waste stripping costs and cut backs expensed are included in the cost of inventory produced. No such absorption of costs occurred for management reporting purposes. Under U.S. GAAP, management is required to record inventory at the lower of cost and market value.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

26. GEOGRAPHICAL AND SEGMENT INFORMATION (continued)

(i)	Impairment of assets

For management reporting purposes, the Agnew mine was not determined to be impaired in prior years. Under U.S. GAAP, the Agnew mine was determined to be impaired and an impairment charge was recognized.

For management reporting purposes, the Tarkwa, Damang and St Ives cash-generating units as well as certain other assets at Tarkwa were determined to be impaired in fiscal 2013. For US GAAP purposes, after performing impairment tests, only the Damang mine was considered to be impaired and at a different amount due to the different impairment model prescribed under U.S. GAAP. In addition, Arctic Platinum, classified as held for sale, was impaired for management reporting purposes in fiscal 2014 and fiscal 2013, but not considered impaired under US GAAP as the fair value less cost to sell exceeded the carrying value under U.S GAAP.

For reasons discussed above, certain assets carrying values for management reporting purposes are different to those under U.S. GAAP, which results in a different amortization charge.

(j)	Interest capitalization

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

(k)	Inventory stockpiles

For management reporting purposes, previous impairment charges writing down stockpiles to market values are reversed when the net realizable value rises above the original cost. Under U.S. GAAP, the market value is deemed the new base cost and impairment charges are not reversed.

(l)	Profit on sale of investments

For management reporting purposes, exploration costs at the Chucapaca exploration project were previously capitalized and are included in the assets disposed of when calculating the profit on sale. Under U.S. GAAP these exploration costs were not capitalized and are not included in the assets disposed of when calculating the profit on sale.

(m)	Amortization - discontinued operations

For management reporting purposes, Sibanye Gold was accounted for as a discontinued operation in fiscal 2012 and the related assets and liabilities were classified as held for distribution. As a result, depreciation ceased due to the classification of the assets as held for distribution. Under U.S. GAAP, the Spin-off was not accounted for as a discontinued operations in 2012 as the Sibanye Gold assets and liabilities continue to be as classified as held for use until the Spin-off date. As a result depreciation did not cease in fiscal 2012 and is charged until the Spin-off date.

(n)	Business combination - formation of Original Gold Fields

For management reporting purposes, the formation of Original Gold Fields was accounted for as a uniting-of-interests. Under U.S. GAAP, the Company accounted for the assets and liabilities acquired from Gold Fields of South Africa Limited at historical cost, and the assets and liabilities acquired from Gencor and outside shareholders as a purchase.

(o)	Business combination - formation of Gold Fields

For management reporting purposes, the difference between the purchase price and net asset value of acquired assets that arose on this transaction was set-off against shareholders’ equity. Under U.S. GAAP, the excess purchase price was capitalized to property, plant and equipment and is being amortized over its useful life.

Schedule 1 - Valuation and Qualifying Accounts

Valuation allowances on deferred tax assets

	Balance at beginning of year	Valuation allowance reversed	Valuation allowance raised	Arising on acquisition/ disposal of subsidiaries	Charged to unredeemed capital expenditure/ tax losses	Foreign currency translation adjustment	Balance at end of year
Fiscal Year Ended December 31, 2014
Valuation allowance	330.2	—	38.3	—	59.4	(41.1)	386.8
Fiscal Year Ended December 31, 2013
Valuation allowance	324.4	—	1.1	(5.4)	60.2	(50.1)	330.2
Fiscal Year Ended December 31, 2012
Valuation allowance	152.4	(58.2)	—	—	222.8	7.4	324.4

S-1