Form 20-F
period 2015-12-31
GOLD FIELDS LTD
filed 2016-04-13
CIK 1172724

As filed with the Securities and Exchange Commission on April 13, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐ REGISTRATION	STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒ ANNUAL	REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

with a copy to:

Taryn Harmse

Executive Vice-President: Group General Counsel

Tel: 011-27-11-562-9724

Fax: 011-27-86-720-2704

taryn.harmse@goldfields.co.za

150 Helen Road

Sandown, Sandton, 2196

South Africa

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

and

Thomas B. Shropshire, Jr.

Linklaters LLP

Tel: 011-44-20-7456-2000

Fax: 011-44-20-7456-2222

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

778,134,626 ordinary shares of par value Rand 0.50 each

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

Gold Fields Limited, or Gold Fields or the Company, is a South African company and in fiscal 2015 approximately 9%, 34%, 44% and 13% of Gold Fields’ operations, based on gold production, were located in South Africa, Ghana, Australia and Peru, respectively. Its books of account are maintained in South African Rand. The reporting currency of the Gold Fields consolidated financial statements is the U.S. dollar. The Group’s annual and interim financial statements are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board and as prescribed by law. Gold Fields also prepares annual financial statements in accordance with United States Generally Accepted Accounting Principles, or U.S. GAAP. Except as otherwise noted, the financial information included in this annual report has been prepared in accordance with U.S. GAAP and is presented in U.S. dollars, and for descriptions of critical accounting policies refer to accounting policies under U.S. GAAP.

For Gold Fields’ consolidated financial statements, unless otherwise stated, balance sheet item amounts are translated from Rand and A$ to U.S. dollars at the exchange rate prevailing on the date that it closed its accounts for fiscal 2015 (Rand 15.10 per $1.00 and $0.75 per A$1.00 as of December 31, 2015), except for specific items included within shareholders’ equity and the statements of cash flows that are translated at the rate prevailing on the date the relevant transaction was entered into, and statements of operations item amounts are translated from Rand and A$ to U.S. dollars at the weighted average exchange rate for each period (Rand 12.68 per $1.00 and $1.00 per A$0.72 for fiscal 2015).

In this annual report, Gold Fields presents the financial items “all-in sustaining costs”, or AISC, “all-in sustaining costs per ounce”, “all-in costs”, or AIC, and “all-in costs per ounce”, which have been determined using industry standards promulgated by the World Gold Council, or WGC, and are non-U.S. GAAP measures. The WGC standard was released by the WGC on June 27, 2013. Gold Fields voluntarily adopted and implemented these metrics as from the quarter ended June 2013. An investor should not consider these items in isolation or as alternatives to production costs, income before tax, net income, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. While the WGC provided definitions for the calculation of all-in sustaining costs and all-in costs, the calculation of all-in sustaining costs, all-in sustaining costs per ounce, all-in costs and all-in costs per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. See “Key Information—Selected Historical Consolidated Financial Data”, “Information on the Company—Glossary of Mining Terms—All-in sustaining costs per ounce” and “Information on the Company—Glossary of Mining Terms—All-in costs per ounce”.

Gold Fields also presents “net debt” in this annual report which is a non-US GAAP measure. An investor should not consider this item in isolation or as an alternative to total loans and cash and cash equivalents or any other measure presented in accordance with U.S. GAAP. The definition for the calculation of net debt may vary significantly between companies, and by itself does not necessarily provide a basis for comparison with other companies. See “Key Information—Selected Historical Consolidated Financial Data” and “Information on the Company—Glossary of Mining Terms—net debt”.

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

Market Information

This annual report includes industry data about Gold Fields’ markets obtained from industry surveys, industry publications, market research and other publicly available third-party information. Industry surveys and industry publications generally state that the information they contain has been obtained from sources believed to

i

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

In this annual report, all references to “fiscal 2013” are to the 12-month period ended December 31, 2013, all references to “fiscal 2014” are to the 12-month period ended December 31, 2014, all references to “fiscal 2015” are to the 12-month period ended December 31, 2015 and all references to “fiscal 2016” are to the 12-month period ending December 31, 2016. In this annual report, all references to “South Africa” are to the Republic of South Africa, all references to “Ghana” are to the Republic of Ghana, all references to “Australia” are to the Commonwealth of Australia, all references to “Chile” are to the Republic of Chile, all references to “Finland” are to the Republic of Finland, all references to “Peru” are to the Republic of Peru, all references to “Mali” are to the Republic of Mali, all references to the “Philippines” are to the Republic of the Philippines and all references to the “United States” and “U.S.” mean the United States of America, its territories and possessions and any state of the United States and the District of Columbia.

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

This annual report contains references to the “total recordable injury frequency rate”, or TRIFR, at each Gold Fields operation—which was introduced in 2013. The TRIFR at each operation includes the total number of fatalities, lost time injuries, medically treated injuries, or MTI, and restricted work injuries, or RWI per million man hours. A lost time injury, or LTI, is a work-related injury resulting in the employee or contractor being unable to attend work for a period of one or more days after the day of the injury (i.e., the employee or contractor is unable to perform any of his/her duties). A MTI is a work-related injury sustained by an employee or contractor which does not incapacitate that employee and who, after having received medical treatment, is deemed fit to immediately resume his/her normal duties on the next calendar day, immediately following the treatment or re-treatment. A RWI is a work-related injury sustained by an employee or contractor which results in the employee or contractor being unable to perform one or more of their routine functions for a full working day, from the day after the injury occurred but the employee or contractor can still perform some of his/her duties.

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

For Gold Fields’ consolidated financial statements, unless otherwise stated, balance sheet item amounts are translated from Rand and A$ to U.S. dollars at the exchange rate prevailing on the date that it closed its accounts for fiscal 2015 (Rand 15.10 per $1.00 and $0.75 per A$1.00 as of December 31, 2015), except for specific items included within shareholders’ equity and the statements of cash flows that are translated at the rate prevailing on the date the relevant transaction was entered into, and statements of operations item amounts are translated from Rand and A$ to U.S. dollars at the weighted average exchange rate for each period (Rand 12.68 per $1.00 and $1.00 per A$0.72 for fiscal 2015).

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

These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Gold Fields, wherever they may occur in this annual report and the exhibits to the annual report, are necessarily estimates reflecting the best judgment of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this annual report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

•	the success of the Group’s business strategy, development activities and other initiatives;

•	decreases in the market price of gold or copper;

•	fluctuations in exchange rates, currency devaluations and other macroeconomic monetary policies;

•	changes in assumptions underlying Gold Fields’ mineral reserve estimates;

•	the ability to achieve anticipated cost savings at existing operations;

•	the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions;

•	changes in relevant government regulations, particularly labor, environmental, tax, royalty, health and safety, water, regulations and potential new legislation affecting mining and mineral rights;

•	Court decisions affecting the South African mining industry, including without limitation regarding the interpretation of mineral rights legislation and the treatment of health and safety claims;

•	the ability of the Group to comply with requirements that it operate in a sustainable manner and provide benefits to affected communities;

•

the ability to manage and maintain access to current and future sources of liquidity, capital and credit, including the terms and conditions of Gold Fields’ facilities and Gold Fields’ overall cost of funding;

•	the occurrence of labor disruptions and industrial actions;

•	power cost increases as well as power stoppages, fluctuations and usage constraints;

•	fraud, bribery or corruption at Gold Field’s operations that leads to censure, penalties or negative reputational impacts;

•	the occurrence of hazards associated with underground and surface gold mining or contagious diseases (and associated legal claims) at Gold Field’s operations;

•	loss of senior management or inability to hire or retain employees;

•	political instability in South Africa, Ghana, Peru or regionally in Africa or South America;

•	overall economic and business conditions in South Africa, Ghana, Australia, Peru and elsewhere;

•	the occurrence of work stoppages related to health and safety incidents;

•	supply chain shortages and increases in the prices of production imports;

v

•	the adequacy of the Group’s insurance coverage; and

•	the manner, amount and timing of capital expenditures made by Gold Fields on both existing and new mines, mining projects, exploration project or other initiatives.

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

ITEM 3: KEY INFORMATION

Selected Historical Consolidated Financial Data

The selected historical consolidated financial data set out below for fiscal 2015, fiscal 2014 and fiscal 2013 and as of December 31, 2015 and 2014 have been derived from Gold Fields’ audited consolidated financial statements for those years and as of those dates and the related notes. The selected historical consolidated financial data for fiscal 2011 and 2012 and as of December 31, 2013, have been derived from Gold Fields’ audited consolidated financial statements for the year ended and as of December 31, 2011, 2012 and 2013, respectively, which are not included in this annual report and adjusted, where applicable, as described below. The selected historical consolidated financial data presented below have been derived from consolidated financial statements which have been prepared in accordance with U.S. GAAP. As a result of the Spin-off, the financial results of Sibanye Gold, which include the KDC and Beatrix mines, have been presented as discontinued operations in the consolidated financial statements for fiscal 2013 and the comparative statements of operations and statement of cash flows have been presented as if Sibanye Gold had been discontinued for all periods presented below. The Other Operating Data presented has been calculated as described in the footnotes to the table below:

	Fiscal Period Ended December 31,
	2011	2012	2013	2014	2015
	($ million, unless otherwise stated)
Statement of Operations Data
Revenues	3,499.1	3,530.6	2,906.3	2,868.8	2,545.4
Production costs (exclusive of depreciation and amortization)	1,627.9	1,862.6	1,819.9	1,808.1	1,660.3
Depreciation and amortization	421.4	425.8	568.5	677.3	594.4
Corporate expenditure	30.8	38.2	39.4	27.3	20.5
Employee termination costs	0.8	6.1	35.5	42.2	9.4
Exploration expenditure	125.4	135.3	77.9	36.2	24.7
Feasibility and evaluation costs	95.2	103.5	68.0	—	—
Profit/(loss) on sale of property, plant and equipment	(1.0)	0.2	(10.2)	(1.3)	(0.1)
Asset impairments and write-offs	9.5	41.6	215.3	14.0	100.1
Royalties	109.6	116.8	90.5	86.1	76.0
Accretion expense on provision for environmental rehabilitation	11.1	13.9	10.4	15.4	13.9
Interest and dividends	11.8	16.3	8.5	4.2	6.3
Finance expense	(52.3)	(55.6)	(72.4)	(80.8)	(71.2)
Gain/(loss) on financial instruments	4.4	(0.4)	(0.3)	(11.5)	(4.7)
Foreign exchange (losses)/gains	9.1	(13.8)	7.3	8.4	9.5
Profit on disposal of investments and subsidiaries	12.8	27.6	17.8	78.0	0.1
Impairment of investments	(0.5)	(10.5)	(10.3)	(6.8)	(37.9)
Other expenses	(47.3)	(37.9)	(104.2)	(44.2)	(27.2)
Income/(loss) before tax, impairment of investment in equity investee, share of equity investees’ losses and discontinued operations	1,004.4	712.7	(162.5)	108.2	(79.1)
Income and mining tax expense	(384.5)	(359.4)	(105.7)	(121.6)	(155.0)

	Fiscal Period Ended December 31,
	2011	2012	2013	2014	2015
	($ million, unless otherwise stated)
Income/(loss) before impairment of investment in equity investee, share of equity investees’ losses and discontinued operations	619.9	353.3	(268.2)	(13.4)	(234.1)
Impairment of investment in equity investee	(6.8)	—	—	(7.4)	(109.5)
Share of equity investees’ losses, net of tax	(0.8)	(63.1)	(18.4)	(4.4)	(3.8)
Income/(loss) from continuing operations	612.3	290.2	(286.6)	(25.2)	(347.4)
Income from discontinued operations, net of tax	340.7	362.3	20.5	—	—
Net income/(loss)	953.0	652.5	(266.1)	(25.2)	(347.4)
Less: Net income/(loss) attributable to non-controlling interests	71.5	(1.8)	(18.2)	2.0	(2.4)
Continuing operations	71.6	(1.9)	(18.2)	2.0	(345.0)
Discontinued operations	(0.1)	0.1	—	—	—
Net income/(loss) attributable to Gold Fields shareholders	881.5	654.3	(247.9)	(27.2)	(345.0)
Continuing operations	540.7	292.1	(268.4)	(27.2)	(345.0)
Discontinued operations	340.8	362.2	20.5	—	—
Basic earnings/(loss) per share attributable to Gold Fields shareholders ($)
Continuing operations	0.75	0.40	(0.36)	(0.04)	(0.45)
Discontinued operations	0.47	0.50	0.03	—	—
Diluted earnings/(loss) per share attributable to Gold Fields shareholders ($)
Continuing operations	0.74	0.40	(0.36)	(0.04)	(0.45)
Discontinued operations	0.47	0.50	0.03	—	—
Dividend per share (Rand)	1.70	3.90	0.75	0.42	0.24
Dividend per share ($)	0.24	0.50	0.08	0.04	0.02
Other Operating Data—Continuing Operations
All-in-sustaining costs net of by-product revenue per ounce of gold sold(1)	—	1,310	1,202	1,053	1,007
All-in-cost net of by-product revenue per ounce of gold sold(1)	—	1,537	1,312	1,087	1,026
All-in-sustaining costs gross of by-product revenue per equivalent ounce of gold sold(1)	—	1,331	1,206	1,053	1,000
All-in-cost gross of by-product revenue per equivalent ounce of gold sold(1)	—	1,539	1,307	1,086	1,018

Note:

(1)

Gold Fields has calculated all-in sustaining costs net of by-product revenue per ounce of gold sold by dividing total all-in sustaining costs net of by-product revenue, as determined using the guidance provided by the WGC, by only gold ounces sold for fiscal 2012, fiscal 2013, fiscal 2014 and fiscal 2015. Total all-in sustaining costs, as defined by the WGC, are operating costs excluding amortization and depreciation as calculated in accordance with IFRS (as included in the geographical and segment information included in Note 26 to the consolidated financial statements), plus all costs not included therein relating to sustaining current production including sustaining capital expenditure. The value of by-product revenues (i.e. silver and copper) is deducted from operating costs excluding amortization and depreciation as it effectively reduces the cost of gold production. The all-in costs net of by-product revenue starts with all-in sustaining costs net of by-product revenue and adds additional costs which relate to the growth of the Group, including non-sustaining capital expenditure and exploration, evaluation and feasibility costs not associated with current operations. All-in sustaining costs and all-in costs are reported on a per ounce of gold basis, net of by-product revenues (as per the WGC definition), as well as on a per ounce of gold equivalent basis, gross of by-product revenues. Changes in total all-in sustaining and all-in costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand and the Australian dollar compared with the U.S. dollar. Total all-in sustaining and all-in cost per ounce are not U.S. GAAP measures and have been calculated using IFRS information. Management, however, believes that total all-in sustaining cost and total all-in cost per ounce will be helpful to investors, governments, local communities and other stakeholders in understanding the economics of gold mining. For a description of all-in sustaining costs and all-in costs and a reconciliation of Gold Fields’ all-in sustaining costs and all-in costs to its operating costs excluding amortization and depreciation costs for fiscal 2015, fiscal 2014, fiscal 2013 and fiscal 2012, see “Operating and Financial Review and Prospects—All-in Sustaining and All-in Cost”.

	As of December 31,
	2011	2012	2013	2014	2015
	($ million, unless otherwise stated)
Balance Sheet Data
Cash and cash equivalents	744.0	655.6	325.0	458.0	440.0
Assets held for sale	—	—	47.0	31.0	1.0
Receivables	483.4	522.7	272.6	226.5	168.9
Inventories	297.7	402.1	402.7	373.3	294.4
Material contained on heap leach pads	187.9	65.0	—	—	—

Total current assets	1,713.0	1,645.4	1,047.3	1,088.8	904.3
Property, plant and equipment, net	7,016.8	7,388.9	4,933.0	4,453.3	3,705.6
Goodwill	1,075.4	1,020.1	845.5	756.3	579.0
Deferred income and mining taxes(1)	—	24.1	51.6	17.8	1.8
Inventories	—	111.8	109.0	148.1	148.1
Non-current investments	272.2	458.0	268.9	286.5	175.0

Total assets	10,077.4	10,648.3	7,255.3	6,750.8	5,513.8

Accounts payable and provisions	669.9	734.0	445.0	498.5	416.2
Interest payable	11.2	11.0	12.4	11.2	11.4
Income and mining taxes payable	264.4	192.1	34.6	58.2	77.8
Short-term loans and current portion of long-term loans	547.0	40.0	121.5	140.2	16.7

Total current liabilities	1,492.5	977.1	613.5	708.1	522.1

Long-term loans	1,360.7	2,321.2	1,938.6	1,770.7	1,803.6
Deferred income and mining taxes(1)	1,019.4	919.7	325.3	263.2	254.1
Provision for environmental rehabilitation	336.9	373.6	269.2	300.1	275.7
Provision for post-retirement health care costs	2.1	2.1	—	—	—
Long-term incentive plan	—	—	—	8.3	12.6
Other non-current liabilities	13.5	13.9	10.9	9.1	8.7

Total liabilities	4,225.1	4,607.6	3,157.5	3,059.5	2,876.8

Share capital	59.0	61.0	62.9	63.0	63.2
Additional paid-in capital	5,374.6	5,452.3	4,439.0	4,465.0	4,475.9
Retained earnings	772.5	1,054.3	741.1	684.1	324.0
Accumulated other comprehensive loss	(423.3)	(653.0)	(1,249.0)	(1,617.4)	(2,308.2)

Gold Fields shareholders’ equity	5,782.8	5,914.6	3,994.0	3,594.7	2,554.9
Noncontrolling interests	69.5	126.1	103.8	96.6	82.1

Total equity	5,852.3	6,040.7	4,097.8	3,691.3	2,637.0

Total liabilities and equity	10,077.4	10,648.3	7,255.3	6,750.8	5,513.8

	As of December 31,
	2011	2012	2013	2014	2015
	($ million, unless otherwise stated)
Other Financial Data
Number of ordinary shares as adjusted to reflect changes in capital structure (including treasury shares)	724,591,516	730,393,143	768,016,593	772,272,821	777,450,492
Net Assets (excluding non-controlling interest)	5,782.8	5,914.6	3,994.0	3,594.7	2,554.9
Net debt(2)	1,163.7	1,705.6	1,735.1	1,452.9	1,380.3

Note:

(1)	The updated guidance on classification of deferred taxes, adopted by Gold Fields in 2015, resulted in comparative balances for current deferred income and mining taxes and liabilities being reclassified as non-current.
(2)	Gold Fields has calculated net debt by taking total loans less cash and cash equivalents, both as calculated in accordance with IFRS. Net debt is not a U.S. GAAP measure and has been calculated using IFRS information, which is the same as the U.S. GAAP information. Management believes that net debt will be helpful to investors, governments, local communities and other stakeholders in better understanding the financial position of Gold Fields. For a description of net debt and a reconciliation of Gold Fields’ net debt to its total loans for fiscal 2015, 2014 and 2013 see “Operating and Financial Review and Prospects—net debt”.

Exchange Rates

The following tables set forth, for the periods indicated, the average, high and low exchange rates of Rand for U.S. Dollars, expressed in Rand per $1.00. All exchange rates are sourced from I-Net Bridge (Proprietary) Limited, or I-Net Bridge, being the average rate.

Year ended	Average
December 31, 2011	7.22	(1)
December 31, 2012	8.19	(1)
December 31, 2013	9.60	(1)
December 31, 2014	10.82	(1)
December 31, 2015	12.68	(1)
Through April 6, 2016	15.74	(1)

Note:

(1)	The daily average of the closing rate during the relevant period as reported by I-Net Bridge.

Month ended	High	Low
October 31, 2015	13.92	13.04
November 30, 2015	14.43	13.76
December 31, 2015	15.88	14.35
January 31, 2016	16.85	15.52
February 29, 2016	16.33	15.18
March 31, 2016	16.85	14.65

The closing rate for the Rand on April 6, 2016 as reported by I-Net Bridge was Rand 15.07 per $1.00. Fluctuations in the exchange rate between the Rand and the U.S. dollar will affect the dollar equivalent of the price of the ordinary shares on the JSE, which may affect the market price of the American Depositary Shares, or ADSs, on the NYSE. These fluctuations will also affect the U.S. dollar amounts received by owners of ADSs on the conversion of any dividends paid in Rand on the ordinary shares.

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

The ability to grow the business will depend on the successful implementation of Gold Fields’ existing and proposed strategic initiatives, such as the introduction and implementation of a new regional pillar design and mining method and the ramping up of production at South Deep (which accounts for 74% of Gold Fields’ mineral reserves as at December 31, 2015), as well as the achievement of a 15% free cash flow margin, or FCF Margin, at a gold price of U.S.$1,300/oz. See “Information on the Company—Strategy”.

The successful implementation of the Company’s strategic initiatives depends upon many factors, including those outside its control. For example, the successful achievement of a 15% FCF Margin at a gold price of U.S.$1,300/oz. will depend on, among other things, prevailing market prices for input costs.

Gold Fields may also prove unable to deliver on production targets and other strategic initiatives, including ramping-up of key capital projects, such as South Deep. Unforeseen difficulties, delays or costs may adversely affect the successful implementation of Gold Fields’ business strategy and projects, and such strategy and projects may not result in the anticipated benefits. In addition, Gold Fields is in the process of implementing an operational plan at South Deep intended to improve productivity at the mine, which includes the alignment of the mine’s planning process with realistic productivity levels, the implementation of business improvement projects and the implementation of revised support strategies, mining sequence and pillar configuration changes. In addition, during fiscal 2015, South Deep began to transition from low profile to high profile destress mining as part of its operational plan. The implementation of this operational plan is complex and there can be no assurance that the implementation of the plan will achieve the result intended or that it will not result in delays, increased costs or other issues. Any such difficulties, delays or costs could prevent Gold Fields from fully implementing its business strategy, which could have a material adverse effect on its business, operating results and financial condition.

Gold Fields is in the process of implementing initiatives relating to its strategic restructuring, including the reduction of marginal mining, cost-efficiency initiatives, increased brownfield exploration, production planning, cost-cutting and divestments. Any future contribution of these measures to profitability will be influenced by the actual benefits and savings achieved and by Gold Fields’ ability to sustain these ongoing efforts. Strategic restructuring and cost-cutting initiatives may involve various risks, including, for example, labor unrest and operating license withdrawal. The risk is elevated in South Africa, given Gold Fields’ mining rights obligations. See “—Gold Fields’ mineral rights are subject to legislation, which could impose significant costs and burdens and which impose certain ownership requirements, the interpretation of which are the subject of dispute”.

In addition, these initiatives may not be implemented as planned; turn out to be less effective than anticipated; only become effective later than anticipated; or not be effective at all. Depending on the nature of the outcomes of the initiatives, they, individually or in combination, may have a material adverse effect on Gold Fields’ business, operating results and financial condition.

As part of its strategy, Gold Fields has stated that it intends to dispose of certain of its exploration and development assets. With respect to these and any other dispositions, Gold Fields may not be able to obtain prices that it expects for assets it seeks to dispose of or to complete the contemplated disposals in the timeframe contemplated or at all.

Any of the above could have a negative impact on Gold Fields’ business, operating results and financial condition.

Changes in the market price for gold, and to a lesser extent copper, which in the past have fluctuated widely, affect the profitability of Gold Fields’ operations and the cash flows generated by those operations.

Gold Fields’ revenues are primarily derived from the sale of gold that it produces. Gold Fields does not generally enter into forward sales, derivatives or other hedging arrangements in order to establish a price in advance of the sale of its gold production. As a result, it is exposed to changes in the gold price, which could lead to reduced revenue should the gold price decline. For example, during fiscal 2015, the gold price fluctuated between $1,060 and $1,296 per ounce. See “Quantitative and Qualitative Disclosures about Market Risk”. The market price for gold has historically been volatile and is affected by numerous factors over which Gold Fields has no control, such as general supply and demand, speculative trading activity and global economic drivers.

Further, over the period from 2011 to 2015, the gold price has declined from an average price of $1,571/oz to $1,167/oz. Should the gold price decline below Gold Fields’ production costs, it may experience losses and should this situation continue for an extended period, Gold Fields may be forced to curtail or suspend some or all of its growth projects, operations and/or reduce operational capital expenditures. Gold Fields might not be able to recover any losses it incurred during, or after, such events. A sustained period of significant gold price volatility may also adversely affect Gold Fields’ ability to undertake new capital projects or continue with existing operations or make other long-term strategic decisions. The use of lower gold prices in reserve calculations and life of mine plans could also result in material impairments of Gold Fields’ investment in mining properties or a reduction in its reserve estimates and corresponding restatements of its reserves and increased amortization, reclamation and closure charges.

In Peru, copper accounts for a significant proportion of the revenues at Gold Fields’ Cerro Corona mine, although copper is not a major element of Gold Fields’ overall revenues. Over the period from 2011 to 2015, the price of copper has declined from an average price of $8,836 per tonne to $5,376 per tonne. A variety of factors have and may depress global copper prices and a decline in copper prices, which have also fluctuated widely, would adversely affect the revenues, profit and cash flows of the Cerro Corona mine.

Because gold is sold in U.S. dollars, while a significant portion of Gold Fields’ production costs are in Australian dollars, Rand and other non-U.S. dollar currencies, Gold Fields’ operating results and financial condition could be materially harmed by a material change in the value of these non-U.S. dollar currencies.

Gold is sold throughout the world in U.S. dollars. Gold Fields’ costs of production are incurred principally in U.S. dollars, Australian dollars, Rand and other currencies. Recent volatility in the Rand (including significant depreciation of the Rand against the U.S. dollar in recent years) and depreciation of the Australian dollar against the U.S. dollar in fiscal 2014 and 2015 has made our reported costs in South Africa and Australia and results of operations less predictable than when exchange rates are more stable. As a result, any significant and sustained appreciation of any of these non-U.S. dollar currencies against the U.S. dollar may materially increase Gold Fields’ costs in U.S. dollar terms, which could materially adversely affect Gold Fields’ business, operating results and financial condition.

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

The mineral reserves stated in this annual report are estimates based on assumptions regarding, among other things, Gold Fields’ costs, expenditures, commodity prices, exchange rates, and metallurgical and mining recovery assumptions, which may prove inaccurate due to a number of factors, many of which are beyond Gold Fields’ control. In the event that Gold Fields adversely revises any of the assumptions that underlie its mineral reserves reporting, Gold Fields may need to revise its mineral reserves downwards. See “Information on the Company—Reserves of Gold Fields as of December 31, 2015”.

Gold Fields is in the process of undertaking a strategic review of South Deep. The objective of the review is to rebase the longer-term steady state production profile of the mine based on the mine’s operating constraints, realistic production capability and potential cash flows. Gold Fields expects to complete key elements of this strategic review in fiscal 2017, although changes to the long term plan, based on increased resolution on the life of mine ore reserves, are expected to continue in subsequent years. There can be no assurance that the strategic review will not result in lower than expected long term steady state production volumes, cost fluctuations, reduced reported ore reserves and life of mine, or other associated issues at South Deep, which could have a material adverse effect on Gold Fields’ business, operating results and financial condition. See “Information on the Company—Reserves of Gold Fields as of December 31, 2015—Methodology”.

To the extent that Gold Fields seeks to add to or replace its reserve base through exploration, it may experience problems associated with mineral exploration or developing mining projects.

Gold Fields’ reserve base is depleted annually through its production activities. In fiscal 2015, four out of Gold Fields’ seven non-South African mines reported lower ore reserves after taking depletion into account. In order to replace its mineral reserves at its international operations or expand its operations and reserve base, Gold Fields expects to rely, in part, on exploration for gold, and other metals associated with gold, as well as its ability to develop mining projects. Exploration for gold and other metals associated with gold is speculative in nature, involves many risks and is frequently unsuccessful. To the extent that ore bodies are to be developed, it can take a number of years and substantial expenditures from the initial phases of drilling until production commences, during which time the economic feasibility of production may change. In addition, to the extent Gold Fields participates in the development of a project through a joint venture or any other multi-party commercial structure, there could be disagreements, legal or otherwise, or divergent interests or goals amongst the parties, which could jeopardize the success of the project. There can be no assurances that Gold Fields will be able to replace its reserves through exploration, development or otherwise and, if Gold Fields is unable to replace its reserves, this could have a material adverse effect on its business, operating results and financial condition.

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

In all of the countries where Gold Fields operates, the formulation or implementation of governmental policies on certain issues may be unpredictable. This may include changes in laws relating to mineral rights and ownership of mining assets and the right to prospect and mine, and, in extreme cases, nationalization, expropriation or nullification of existing concessions, licenses, permits agreements and contracts. For example, Gold Fields’ operations in South Africa are subject to legislation regulating the exploitation of mineral resources through the granting of rights required to prospect and mine for minerals. This includes broad-based BEE legislation designed to effect the entry of historically disadvantaged South Africans, or HDSAs, into the mining industry and to increase their participation in the South African economy.

The Mineral and Petroleum Resources and Development Act, or the MPRDA, came into effect on May 1, 2004 and transferred ownership of mineral resources to the South African people, with the South African government acting as custodian in order to, among other things, promote equitable access to the nation’s mineral resources by South Africans, expand opportunities for historically disadvantaged persons who wish to participate in the South African mining industry and advance social and economic development. As custodian, the South African government exercises regulatory control over the exploitation of mineral resources and does so by exercising the power to grant the rights required to prospect and mine for minerals. Mining companies were required to apply for the right to mine and/or prospect and to convert then-existing mining rights to “new order” mining rights. In order to qualify for these rights, applicants need to satisfy the South African government that the granting of such a right will advance the open-ended broad-based socio-economic empowerment requirements of the MPRDA. The MPRDA also required that mining companies submit social and labor plans, or SLPs, which set out their commitments relating to human resource development, labor planning and economic development planning to the DMR. In order to provide guidance on the fulfillment of these broad-based socio-economic empowerment requirements to the mining industry, the DMR published the Mining Charter, which became effective on May 1, 2004. The Mining Charter includes guidelines envisaging that each mining company should achieve a 15% HDSA ownership of mining assets within five years and a 26% HDSA ownership of mining assets within 10 years. See “Information on the Company—Environmental and Regulatory Matters—South Africa—Mineral Rights—The MPRDA”.

In 2010, the DMR introduced the Amended Mining Charter containing guidelines envisaging, among other things, that mining companies should achieve a minimum of 40% HDSA demographic representation by 2014 at executive management (board) level, senior management (executive committee) level, core and critical skills, middle management level and junior management level. See “Information on the Company—Environmental and Regulatory Matters—South Africa—Mineral Rights”. In April 2013, Gold Fields submitted a new SLP for South Deep to replace its original SLP submitted in 2010 and is awaiting a response from the DMR.

In fiscal 2014, the DMR launched audits of mining companies, which were conducted by a third party appointed by the DMR to assess such companies’ compliance with the BEE guidelines of the Mining Charter and Amended Mining Charter. However, the DMR subsequently abandoned the externally conducted audit process. It is therefore unclear what the status of the process is and what the outcomes were. It is also unclear whether or not the information provided during this audit process will be considered or used by the DMR for any purpose in the future. In fiscal 2015, the DMR directed mining companies to provide information related to compliance with the Amended Mining Charter via an electronic reporting template. This template raised a number of concerns among mining companies due to its inflexible approach towards the assessment of compliance with the Amended Mining Charter. On March 15, 2016, the DMR announced that all mining companies would be required to complete these templates by April 30, 2016.

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

On the same date, the Chamber of Mines, or the Chamber, reported that the DMR believes that empowerment transactions by mining companies concluded after 2004 where the HDSA ownership level has fallen due to HDSA disposal of assets or for other reasons, should not be included in the calculation of HDSA ownership for the purposes of, among other things, the 26% HDSA ownership guidelines under the Mining Charter. The position of Gold Fields is consistent with that of the Chamber and is that such empowerment transactions should be included in the calculation of HDSA ownership. The DMR and the Chamber have agreed to approach the South African courts to seek a declaratory order which will provide a ruling on the relevant legislation and the status of the Mining Charter. On June 4, 2015 and pursuant to such agreement, the Chamber brought an application against the Minister of Mineral Resources and the Director General of the DMR seeking a declaratory order in relation to the correct interpretation and application of the MPRDA and the Amended Mining Charter, or the Main Application. Papers have been served and the Main Application was set down to be heard in court on March 15 and 16, 2016. In February 2016, an application was filed by a third party, Malan Scholes Inc., to consolidate the Main Application with its own application for a declaratory order on the empowerment aspects of the Mining Charter, or the Consolidation Application. The Chamber indicated that it would oppose the Consolidation Application on the basis that the right to relief in the respective applications does not depend substantially on the same questions of law or fact. The Consolidation Application was heard on March 16, 2016. Judgment was reserved in the Consolidation Application and the court consequently postponed the Main Application. The Consolidation Application therefore now delays the hearing of the Main Application, extending the period of uncertainty regarding the interpretation of the Mining Charter.

If the DMR were to prevail in the Main Application, mining companies, including Gold Fields, may be required to undertake further transactions in order to increase their HDSA ownership which would result in the dilution of existing shareholders. In such event, mining companies may be required to maintain a minimum HDSA ownership level indefinitely. The DMR may also suspend or cancel the existing mining rights of, or prevent the obtaining of new mining rights by, mining companies, including Gold Fields, deemed not to be in compliance with the ownership requirements of the MPRDA. It is also possible, should the Chamber prevail in court, that the DMR may enact new regulations to, among other things, increase HDSA ownership guidelines for mining companies which would result in the dilution of existing shareholders. The DMR may also suspend or cancel existing mining rights of, or prevent the obtaining of new mining rights by, mining companies, including Gold Fields, deemed not to be in compliance with the other requirements of the MPRDA. If the DMR were to determine that Gold Fields is not in compliance with the other requirements of the MPRDA, Gold Fields may be required to engage in remedial steps, including changes to management and actions that require shareholder approval.

In 2016, the Mining Charter BBBEE Codes, or BBBEE Codes, are also scheduled to be aligned with those applying to other industries in South Africa, potentially creating further uncertainty.

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

An Amendment Bill to the MPRDA, or the MPRDB, was passed by both the National Assembly and the National Council of Provinces, or NCOP, on March 27, 2014. In January 2015, the President referred the MPRDB back to Parliament for reconsideration and Parliament has yet to produce a new draft of the MPRDB. There is a large degree of uncertainty regarding the changes that will be brought about should the MPRDB be made law. Among other things, the MPRDB sought to require the consent of the Minister of Mineral Resources for the transfer of any interest in an unlisted company or any controlling interest in a listed company where such companies hold a prospecting right or mining right and to give the Minister of Mineral Resources broad discretionary powers to prescribe the levels required for beneficiation in promoting the beneficiation of minerals. For further information, see “Information on the Company—Environmental and Regulatory Matters—South Africa—Mineral Rights—The MPRDA”. At the Investing in Africa Mining Indaba conference held in February 2016, the Minister of Mineral Resources indicated that the MPRDB would be finalized in the first half of 2016.

Failure by Gold Fields to comply with mineral rights legislation in any of the jurisdictions in which it operates may cause it to lose the right to mine, fail to acquire new rights to mine and may have a material adverse effect on Gold Fields’ business, operating results and financial condition.

Further, Gold Fields may, in the future, incur significant costs as a result of changes in the interpretation of existing laws and guidelines or the imposition of new laws, whether relating to the mining industry or otherwise, which may have a material adverse effect on Gold Fields’ business, operating results and financial condition.

Mining companies are increasingly required to operate in a sustainable manner and to provide benefits to affected communities. Failure to comply with these requirements can result in legal suits, additional operational costs, investor divestment and loss of ‘social license to operate’, which could adversely impact Gold Fields’ business, operating results and financial condition.

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

These businesses are under pressure to demonstrate that, while they seek a satisfactory return on investment for shareholders, the environment, human rights and other key sustainability issues are responsibly managed and stakeholders, such as employees, host communities and the countries in which they operate, also benefit from their commercial activities. The potential consequences of these pressures and the adverse publicity in cases where companies are believed not to be creating sufficient social and economic benefit or are perceived to not be responsibly managing other sustainability issues may result in additional operating costs, higher capital expenditures, reputational damage, active community opposition (possibly resulting in delays, disruptions and stoppages), allegations of human rights abuses, legal suits, regulatory intervention and investor withdrawal.

In order to maintain its social license to operate, Gold Fields may need to design or redesign parts of its mining operations to minimize their impact on such communities and the environment, either by changing mining plans to avoid such impact, by modifying operations, changing planned capital expenditures or by relocating the affected people to an agreed location. Responsive measures may require Gold Fields to take costly and time consuming remedial measures, including the full restoration of livelihoods of those impacted. In addition, Gold Fields is obliged to comply with the terms and conditions of all the mining rights it holds in South Africa. In this regard, the SLP provisions of our mining rights must make provision for local economic development, among other obligations. See “Information on the Company—Environmental and Regulatory Matter—South Africa—Mineral Rights”. Gold Fields also undertakes social and economic development spending in Australia, Ghana and Peru, both voluntarily and as a condition of its mining rights. See “Information on the Company—Sustainable Development”. In addition, as Gold Fields has a long history of mining operations in certain regions or has purchased operations which have a long history, issues may arise regarding historical as well as potential future environmental or health impacts in those areas.

Delays in projects attributable to a lack of community support or other community-related disruptions or delays can translate directly into a decrease in the value of a project or into an inability to bring the project to, or maintain, production. The cost of measures and other issues relating to the sustainable development of mining operations has placed significant demands on our resources, and could increase capital and operating costs and have a material adverse impact on Gold Fields’ reputation, business, operating results and financial condition.

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

In South Africa, the Davis Tax Committee was established by the Minister of Finance to assist the Government’s tax review and assessment of its tax policy framework. The committee’s first interim report on mining was released for public comment on August 13, 2015. While the committee was in general in favor of not creating further tax instruments, it did foreshadow possible changes to the tax regime, including discontinuing the upfront capital expenditure write off allowance. In addition, the report recommended retaining the so called “gold formula” for existing gold mines only, as new gold mines would be unlikely to be established in circumstances where profits are marginal or where gold mines would conduct mining of the type intended to be encouraged by the formula. An alternative recommendation was to phase out the gold formula for all mines over a reasonable period of time. For a description of the gold formula, see “Operating Review and Prospects—Income and Mining Taxes—South Africa”. A further report is awaited from the committee after receiving public comment.

In Ghana, the ownership of land on which there are mineral deposits is separate from the ownership of the minerals. Gold Fields must pay royalties of up to 5% of the total revenue earned from minerals. The government also has a right to obtain a 10% free-carried interest in mining leases. In addition, in 2014, there was an increase in stool/land rents to U.S.$3,750 per square kilometer from U.S.$0.2 per square kilometer. See “Information on the Company—Environmental and Regulatory Matters—Ghana—Mineral Rights”.

In Peru, the general corporate income tax rate was reduced from 30% to 28% with effect from January 1, 2015, and will be further reduced in the future until it reaches 26% in 2019. In turn, the dividends income tax rate applicable to non-resident shareholders has increased from 4.1% to 6.8% and will be further increased until it reaches 9.3% in 2019. These changes in rates are not immediately applicable to Gold Fields La Cima and Gold Fields Corona (BVI) as they have executed Legal Stability Agreements, which provide stability regarding certain aspects of the income tax, hiring and export legal regimes, with the Private Investment Promotion Agency, or

PROINVERSION, which have stabilized the income tax rates in force on the date of their execution. However, after 2017, when the Legal Stability Agreements expire, Gold Fields La Cima and Gold Fields Corona (BVI) will be subject to the general regime in force at that time.

Since July 2012, mining companies have also been required to pay an annual supervisory contribution to the Supervisory Body of Investment in Energy and Mining (Organismo Supervisor de la Inversión en Energía y Minería), or the OSINERGMIN, as well as to the Assessment and Environment Supervising Agency (Organismo de Evaluación y Fiscalización Ambiental), or the OEFA. See “Information on the Company—Environmental and Regulatory Matters—Peru—Mining Royalty and Other Special Mining Taxes and Charges”.

In addition, a consultation law has been enacted, requiring the government to consult with indigenous or native populations on legislative or administrative proposals that may have an impact on their collective rights. See “Information on the Company—Environmental and Regulatory Matters—Peru—Mining Royalty and Other Special Mining Taxes and Charges”.

The impositions of additional restrictions, obligations, operational costs, taxes or royalty payments could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

Our high debt levels pose risks to our viability and may make us more vulnerable to adverse economic and competitive conditions, as well as other adverse developments.

Gold Fields carries significant debt relative to its shareholder equity. As of December 31, 2015, Gold Fields’ consolidated debt was approximately $1.82 billion. Approximately $0.83 billion of Gold Fields’ consolidated debt securities come due over the 36 months following the date of this annual report.

Gold Fields’ significant levels of debt can adversely affect it in several respects, including:

•	limiting its ability to access the capital markets;

•	exposing it to the risk of credit rating downgrades, which would raise its borrowing costs and could limit its access to capital;

•	hindering its flexibility to plan for or react to changing market, industry or economic conditions;

•	limiting the amount of cash flow available for future operations, acquisitions, dividends, or other uses;

•	making it more vulnerable to economic or industry downturns, including interest rate increases;

•	increasing the risk that it will need to sell assets, possibly on unfavorable terms, to meet payment obligations;

•	increasing the risk that it may not meet the financial covenants contained in its debt agreements or timely make all required debt payments; or

•	affecting its ability to service the interest on its debt.

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

Over recent periods, there has been an increase in union activity in some of the countries in which Gold Fields operates. Any union activity that affects Gold Fields could have a material adverse impact on its operations, production and financial performance.

In South Africa, a recent increase in labor unrest has resulted in more frequent industrial disputes and extended negotiations that have negatively affected South Africa’s sovereign debt rating and subsequently the credit ratings of a number of the country’s leading mining companies, including Gold Fields. While widespread strikes in the gold mining industry have not occurred since the second half of fiscal 2012, the South African platinum industry was subject to a five month strike in 2014. While the outcome of Gold Fields’ wage negotiations with the unions in fiscal 2015 was relatively positive and resulted in a three year wage agreement with the National Union of Mineworkers, or NUM, and UASA, in light of the ongoing labor unrest there can be no guarantee that future negotiations will not be accompanied by further strikes, work stoppages or other disruptions.

Furthermore, guidelines and targets have been provided to facilitate compliance with the open-ended broad-based socio-economic empowerment requirements espoused in Section 2 of the MPRDA and in the broad-based socio-economic empowerment charter for the South African mining and minerals industry known as the Mining Charter, as well as the amendments to that charter that took effect from September 13, 2010, known as the Amended Mining Charter. The Mining Charter, as amended, contains guidelines which provide that all mining companies must achieve, among other things, 26% ownership by HDSAs of mining assets by March 2015 and a minimum of 40% HDSA demographic representation at the executive management, senior management, middle management, junior management and core and critical skills levels (subject to offsets) in order to comply with the empowerment requirements of the MPRDA. See “—Gold Fields’ mineral rights are subject to legislation, which could impose significant costs and burdens and which impose certain ownership requirements, the interpretation of which are the subject of dispute”. and “Information on the Company—Environmental and Regulatory Matters—South Africa—Mineral Rights”. The ongoing implementation and enforcement of these requirements, including as a result of any changes thereto following the announced review, may be contentious.

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

In Ghana, in April 2013, employees represented by the Ghana Mineworkers Union, or GMWU, the Professional Managerial Staff Union and the Branch Union at both Tarkwa and Damang undertook illegal industrial action, resulting in the temporary suspension of production at both operations. The strike lasted six days and ended after Gold Fields and the GMWU reached a settlement. While the wage negotiations with the unions in fiscal 2015 were completed, in light of the recent labor unrest there can be no guarantee that negotiations in the future will not be difficult or accompanied by further strikes, work stoppages or other labor actions.

In Peru, the Group may see increased union activity over the course of fiscal 2016 as a result of reduced commodity and mineral prices which may lead to reductions in the annual income of employees. This may in turn cause unions to seek better and/or additional benefits to compensate for any such decrease in their annual income, such as through increased activities and/or industrial action. In addition, while the Peruvian government has introduced a three year remediation program which prioritizes the imposition of corrective measures and establishes a three year moratorium on the imposition of environmental fines save in exceptional cases, there was an increase in labor inspection activities over the course of fiscal 2015, and this may continue into fiscal 2016. See “Information on the Company—Environmental and Regulatory Matters—Peru”.

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

Gold Fields continues to use measures to remove underground water to permit the routine safe functioning of South Deep. South Deep was issued with a water use license in November 2011. Certain conditions and other aspects of the approved license were identified as requiring modification and an application to address these was submitted to the Department of Water Affairs and Sanitation, or DWS, in February 2012. A further amended water use license application was submitted to the DWS in November 2013, primarily to reflect the results of a re-assessment of expected water use requirements and a changing water balance. No response was received from the DWS in relation to the 2013 amendment. In November 2014, an agreement was reached with the DWS to withdraw the 2013 amendment and to submit an updated amendment application in May 2015. The May 2015 amendment application reflects the proposed changes to the approved 2011 water use license conditions. In addition, the updated amendment reflects a variety of water management projects and initiatives that were implemented during fiscal 2014 and that are planned for implementation during fiscal 2015 and beyond. A presentation was provided to the DWS in March 2015 to appraise them of the proposed structure and content of the new amendment, prior to the re-submission in May 2015. A decision on the application is expected in the third quarter of fiscal 2016. The existing approved license will remain in place while the application is processed by the DWS.

Gold Fields is also implementing a water and environmental management strategy in an effort to satisfy the conditions of its water use license and other relevant water and environmental regulatory requirements. However, there can be no assurance that Gold Fields will be able to meet all of its water and environmental regulatory requirements, primarily due to the inherent uncertainties related to certain requirements of the legislation, which are subject to ongoing discussions between government and the mining industry through the Chamber.

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

Gold Fields continues to investigate technical solutions at both its South Deep and Cerro Corona mines to better inform appropriate strategies for long-term AD management (mainly post-closure), as well as to work towards a reliable cost estimate of these potential issues. None of these studies have allowed Gold Fields to generate a reliable estimate of the total potential impact on the Group. In addition, there can be no assurance that Gold Fields will be successful in preventing or managing long-term potential AD issues at these operations.

Gold Fields’ mine closure cost estimate (namely environmental rehabilitation provisions) for fiscal 2015 contains the aspects of AD management (namely tailings facilities, waste rock dumps, ore stockpiles and other surface infrastructure), which management has been able to reliably estimate.

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

Gold Fields’ South Deep mining operation depends upon electrical power generated by the state utility provider, Eskom Limited, or Eskom. See “Operating and Financial Review and Prospects—Overview—Costs”. Eskom holds a monopoly on power supply in the South African market. Eskom applied to the National Energy Regulator of South Africa, or NERSA, for tariff increases. For 2015, NERSA granted Eskom an average tariff increase of 12.69% effective April 1, 2015, being 8% plus 4.69% due to the clawing back by Eskom of prudent costs from the “Regulatory Clearing Account” for the first year of the multi-year price determination period, or MYPD, spanning April 2013 to March 2018. On March 1, 2016, NERSA approved an additional 9.4% electricity tariff increase for the period from April 2016 to March 2017 in order to make up for Eskom’s cash flow shortfall. Eskom has expressed concern that the increase may not be adequate to prevent future electricity interruptions. Should Gold Fields experience further power tariff increases, its business, operating results and financial condition may be adversely impacted.

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

Both Gold Fields Ghana and Abosso concluded tariff negotiations for 2014 and 2015 with their respective power suppliers (the state electricity supplier, the Volta River Authority, or the VRA, supplies power to Gold Fields Ghana and the Electricity Company of Ghana, or the ECG, provides power to Abosso). The ECG’s tariff for the period January 1, 2012 to December 31, 2013 was U.S.$0.1809/kWh. The ECG’s tariff from January 1, 2014 to December 31, 2014 was $0.216/kWh and from January 1, 2015 to December 31, 2015 was U.S.$0.23/kWh. Following negotiations with management, the ECG agreed to decrease its tariff to U.S.$0.20/kWh from August 1, 2015 to January 31, 2016. Gold Fields Ghana has agreed tariffs with the VRA with a base tariff of U.S.$0.1674/kWh with effect from January 1, 2015 using a tariff model which inputs actual variables (including the generation mix and input prices) of the previous quarter to determine the tariff for the current quarter. The average VRA tariff for fiscal 2015 was U.S.$0.1357/kWh. On December 11, 2015, the Public Utilities Regulatory Commission increased the average electricity tariffs for the transmission grid (GRIDCo) by approximately 59.2% increasing the tariff paid by Tarkwa only from U.S.$0.01539/kWh to U.S.$0.024252/kWh. In addition, the new Energy Sector Levies Act enacted in 2015 (Act 899) imposed a levy of 5% per kilowatt hour of electricity, on both public lighting and national electrification, applicable to all consumers.

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

Electricity supply in South Africa remains constrained and future power disruptions are possible. Labor unrest in South Africa during fiscal 2012 disrupted the supply of coal to Eskom’s power station resulting in interrupted supply. In the first quarter of fiscal 2014, rain impacted coal supply and placed serious strain on Eskom’s ability to provide power. In November 2014, Eskom declared a power emergency and required large industrial users, including Gold Fields’ South Deep operation, to reduce their electricity usage by 10% for five hours as part of a broader load shedding program. Gold Fields also experienced rolling load shedding during fiscal 2015. Eskom has warned that, while it has adopted a policy of asking households to reduce usage before asking industrial users to do so in order to reduce the economic impact of such disruptions, power constraints will continue. In addition, although NERSA approved an electricity tariff increase of 9.4% for 2016 and 2017, Eskom has expressed concern that this increase may not be adequate to prevent future electricity interruptions.

Gold Fields has been warned of possible load shedding under its voluntary load curtailment agreement with Eskom. Under this agreement, Gold Fields is required to reduce demand by up to 25% of load, depending on the severity of the shortage, for a specified period of time during which the national grid is unable to maintain its load. Any further disruption or decrease in the electrical power supply available to Gold Fields’ South Deep operation could have a material adverse effect on its business, operating results and financial condition.

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

Although the VRA has not imposed any power cuts in Ghana since August 2006, frequent power interruptions have occurred in the power supplied by the ECG. In 2015, the Ghanaian government imposed a 33% load shedding program on all mining and industrial companies. There can be no guarantee that further power interruptions will not occur. While Gold Fields has taken steps to source power from an independent power producer to complement its self-generation source, there can be no guarantee that Gold Fields will be able to source enough power to make up for any shortfall in the power supplied by the ECG.

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

In September 2013, Gold Fields was informed that it is the subject of a regulatory investigation in the United States by the U.S. Securities and Exchange Commission, or SEC, relating to the Black Economic Empowerment, or BEE, transaction associated with the granting of the mining rights for its South Deep operation. In South Africa, the Directorate for Priority Crime Investigation, or the Hawks, informed the Company that it had started a preliminary investigation into this BEE transaction to determine whether or not to proceed to a formal investigation, following a complaint by the Democratic Alliance. While Gold Fields was informed on June 22, 2015 that the Foreign Corrupt Practices Act Unit of the SEC concluded its investigation in connection with the BEE transaction related to South Deep and, based on the information available to them, would not recommend to the SEC that enforcement action be taken against Gold Fields, it is not possible to determine at this stage what effect the ultimate outcome of these investigations, any regulatory findings and any related developments may have on the Company. Among other things, the notice provided by the SEC regarding the conclusion of its investigation noted that the notice “must in no way be construed as indicating that the party has been exonerated or that no action may ultimately result from the staff’s investigation”. See “Information on the Company—Legal Proceedings and Investigations—Regulatory Investigations”.

To the extent that Gold Fields suffers from any actual or alleged breach or breaches of relevant laws (including South African anti-bribery and corruption legislation or the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA) under any circumstances, they may lead to investigations and examinations, regulatory and civil fines, litigation, public and private censure, loss of operating licenses or permits and impact negatively upon our empowerment status and may damage Gold Fields’ reputation. The occurrence of any of these events could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

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

Gold Fields’ ability to operate or expand effectively depends largely on the experience, skills and performance of its senior management team and technically skilled employees. However, the mining industry, including Gold Fields, continues to experience a global shortage of qualified senior management and technically skilled employees. In particular, there is a shortage of mechanized mining skills in the South African gold mining industry. Gold Fields may be unable to hire or retain appropriate senior management, technically skilled employees or other management personnel, or may have to pay higher levels of remuneration than it currently intends in order to do so. Additionally, as a condition of our mining rights at South Deep, we must ensure that there is sufficient HDSA participation in our management and core and critical skills, and failure to do so could result in fines or the loss or suspension of our mining rights. If Gold Fields is not able to hire and retain appropriate management and technically skilled personnel or is unable to obtain sufficient HDSA representation in management positions or if there are not sufficient succession plans in place, this could have a material adverse effect on its business (including production levels), operating results and financial position.

Economic, political or social instability in the countries or regions where Gold Fields operates may have a material adverse effect on Gold Fields’ operations and profits.

In fiscal 2015, approximately 9%, 34%, 44% and 13% of Gold Fields’ production was in South Africa, Ghana, Australia and Peru, respectively. Changes or instability in the economic, political or social environment in any of these countries or in neighboring countries could affect an investment in Gold Fields.

High levels of unemployment and a shortage of critical skills in South Africa, despite increased government expenditure on education and training, remain issues and deterrents to foreign investment. The volatile and uncertain labor environment, which severely impacts the local economy and investor confidence, has led, and may lead, to further downgrades in national credit ratings, making investment more expensive and difficult to secure. See “—Gold Fields’ operations and profits have been and may be adversely affected by union activity and new and existing labor laws” and “—A further downgrade of South Africa’s credit rating may have an adverse effect on Gold Fields’ operations and profits.” This may restrict Gold Fields’ future access to international financing and could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

Furthermore, while the South African government has stated that it does not intend to nationalize mining assets or mining companies, certain political parties have stated publicly and in the media that the government should embark on a program of nationalization. Any threats of, or actual proceedings to, nationalize any of Gold Fields’ assets, could halt or curtail operations, resulting in a material adverse effect on Gold Fields’ business, operating results and financial condition and could cause the value of Gold Fields’ securities to decline rapidly and dramatically, possibly causing investors to lose the entirety of their respective investments.

National elections will take place in Ghana and Peru in 2016. It is not certain what if any political, economic or social impacts the elections will have on Ghana and Peru, respectively, or on Gold Fields specifically.

There has also been regional social and community-related instability in the area around Gold Fields’ mining operations in Peru, where recent political developments in fiscal 2014 resulted in the election of local and regional officeholders who have taken public positions opposed to mining operations. In addition, engagement with community stakeholders, including in Peru and South Africa, can pose challenges to local management and any inability to properly manage these relationships may have a negative impact on our production or associated costs. There is also the potential for social instability or protests regarding mining activity in the communities near Gold Fields’ South Deep mine relating to, among other things, community investment, environmental concerns, service delivery by local government or other issues. Occurrence of any of the above mentioned developments could result in Gold Fields experiencing opposition or disruptions in connection with any of its operations. Such opposition or disruptions at any of Gold Fields’ operations, in particular if it has an adverse impact or costs or causes any stoppages (including as a result of any protests aimed at other mining operations that affect operations) could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

A further downgrade of South Africa’s credit rating may have an adverse effect on Gold Fields’ ability to secure financing.

The slowing economy, rising debt, escalating labor disputes and the structural challenges facing the mining industry and other sectors have resulted in the downgrading of South Africa’s sovereign credit rating to one level above speculative investment grade, or junk, by Standard & Poor’s and Fitch. In fiscal 2015, South Africa was downgraded to BBB- with a negative outlook by the Standard & Poor’s rating agency, while Fitch Ratings downgraded South Africa to BBB- with a stable position. Moody’s downgraded South Africa to “Baa2” and changed the stable perspective to negative. Moody’s is currently reviewing South Africa’s credit rating and may downgrade it, which would bring its rating into line with those of the other agencies.

The downgrading of South Africa’s credit rating by Moody’s or further downgrading of South Africa’s credit ratings to junk by any of these agencies may adversely affect the South African gold mining industry and Gold Fields’ business, operating results and financial condition by making it more difficult to obtain external financing or could result in any such financing being available only at greater cost or on more restrictive terms than might otherwise be available.

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

The price of oil has been volatile, fluctuating between $36.11 and $67.77 per barrel of Brent Crude in 2015. As of March 16, 2016, the price of oil was at $40.33 per barrel of Brent Crude. Gold Fields does not currently have any significant oil hedges.

Furthermore, the price of steel has also been volatile. Steel is used in the manufacture of most forms of fixed and mobile mining equipment, which is a relatively large contributor to the operating costs and capital expenditure of a mine.

Fluctuations in oil and steel prices may have a significant impact on operating costs and capital expenditure estimates and, in the absence of other economic fluctuations, could result in significant changes in the total expenditure estimates for new mining projects or render certain projects non-viable.

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

In Australia, the Australian Clean Energy Act 2011 (Cth), or Clean Energy Act, and associated legislation establishing a national carbon pricing scheme, or Scheme, passed into law in November 2011. The Scheme was subsequently repealed with effect from July 1, 2014. The overall impact of the Scheme for the period prior to July 1, 2014 was approximately A$12 million per annum on Gold Fields’ Australian operations (including the Yilgarn South Assets). See “Information on the Company—Environmental and Regulatory Matters—Australia—Environmental”.

A carbon tax has been mooted in South Africa for some time, with the most recent indication of the government’s resolve to introduce the tax being the publication for comment of the draft carbon tax legislation in November 2015 with a view to the implementation of the tax by January 2017. At this time it is not possible to determine the ultimate impact of the proposed carbon tax on the Company. See “Information on the Company—Environmental and Regulatory Matters—South Africa—Environmental”.

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

Gold Fields’ operations are subject to various environmental and health and safety laws, regulations, permitting requirements and standards. For example, Gold Fields is required to secure estimated mine closure liabilities. The funding methods used to make provision for the required portion of the mine closure cost liabilities, in accordance with in-country legislation, are as follows:

•	South Africa: contributions to environmental trust funds and guarantees;

•	Ghana: reclamation bonds underwritten by banks, and restricted cash;

•

Australia: due to legislative changes in Western Australia becoming effective in July 2014, an annual levy to the State of 1% of the total mine closure liability which goes into a State-administered fund known as the Mine Rehabilitation Fund which will be used to rehabilitate legacy sites or sites that have been prematurely closed or abandoned (and, as a consequence, Gold Fields’ Australian operations now self fund all mine closure liabilities); and

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

A consolidated application has been brought against several South African mining companies, including Gold Fields, for certification of a class action on behalf of current or former mineworkers (and their dependents) who have allegedly contracted silicosis and/or tuberculosis while working for one or more of the mining companies listed in the application. The certification application was heard in October 2015 and judgment was reserved. On March 4, 2016, AngloGold Ashanti Limited, or AngloGold Ashanti, and Anglo American South Africa reached a settlement to resolve approximately 4,400 combined silicosis claims, under which both companies will contribute, in stages, toward a total amount of up to R464 million (approximately U.S.$30 million) to an independent trust which will administer individual claims. In addition to the class action, an individual silicosis-related action has been instituted against Gold Fields and one other mining company. See “Information on the Company—Legal Proceedings and Investigations—Silicosis”. If a significant number of such claims were suitably established against it, the payment of compensation for the claims and for any significant additional costs arising out of these issues could have a material adverse effect on Gold Fields’ business, reputation, operating results and financial condition.

South Africa’s deputy Mineral Resources Minister has stated that the ministry may increase sanctions, including closures, for mines in which fatalities occur because of violations of health and safety rules. The DMR can and does issue, in the ordinary course of its operations, instructions, including Section 54 orders, following safety incidents or accidents to partially or completely halt operations at affected mines. It is also Gold Fields’ policy to halt production at its operations when serious accidents occur in order to rectify dangerous situations and, if necessary, retrain workers. The DMR imposed Section 54 work stoppage orders on Gold Fields’ South Deep operation in March, April and May 2015. The two stoppages in March and May followed two fatalities at the mine, which effectively brought production to a halt for 11 days. The Section 54 order in April 2015, followed a serious accident and halted production for an additional seven days. In addition, there can be no assurance that the unions will not take industrial action in response to such accidents which could lead to losses in Gold Fields’ production. Any additional stoppages in production, or increased costs associated with such incidents, could have a material adverse effect on Gold Fields’ business, operating results and financial condition. Such incidents may also negatively affect Gold Fields’ reputation with, among others, employees and unions, South African regulators and regulators in other jurisdictions in which Gold Fields operates.

Gold Fields could incur significant costs as a result of pending or threatened litigation, which could have a material adverse effect on Gold Fields’ business, operating results and financial condition. See “Information on the Company—Legal Proceedings and Investigations—Silicosis”. Further, any new regulations, potential litigation or any changes to the health and safety laws which increase the burden of compliance or the penalties for non-compliance may cause Gold Fields to incur further significant costs and could have a material adverse effect on Gold Fields’ business, operating results and financial condition. See “Information on the Company—Environmental and Regulatory Matters—Health and Safety”.

Some of Gold Fields’ tenements in Australia are subject to native title claims and include Aboriginal heritage sites, which could impose significant costs and burdens.

Certain of Gold Fields’ tenements are subject to current native title claims. For example, a number of mining tenements held by St. Ives are the subject of a native title claim brought by the Ngadju People, or the Ngadju Native Title Claim. Gold Fields advised the market on July 7, 2015 that a decision had been handed down by a single judge of the Federal Court of Australia on July 3, 2015, in which the court had accepted the submissions of the Ngadju People that the re-grant of certain St. Ives’ tenements by the State of Western Australia in 2004 was not compliant with the correct processes set out in the Native Title Act 1993 (Cth), or the Native Title Act, and as such, the re-granted tenements were inconsistent with the Ngadju People’s natives title rights. On March 29, 2016, Gold Fields announced that the full court of the Federal Court of Australia overturned its July 2015 decision. As such, the Federal Court confirmed that St. Ives’ re-granted tenements were valid for the purposes of the Native Title Act. In addition, the Federal Court found that although St. Ives and the Ngadju People have coexisting tenement holder rights, the rights of St. Ives would prevail in the event that any inconsistencies materialize. It is not clear whether the Ngadju People will appeal this decision. If the Ngadju People appeal, there is no guarantee that Gold Fields would prevail in any such appeal. See “Information on the Company—Legal Proceedings and Investigations— Ngadju Native Title Claim”. Other tenements may become the subject of native title claims if Gold Fields seeks to expand or otherwise change its interest in rights to those tenements. There are also a number of recognized Aboriginal cultural heritage sites located on certain of Gold Fields’ tenements.

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

Shareholders’ equity interests in Gold Fields will be diluted to the extent of future exercises or settlements of rights under the Gold Fields Limited 2012 Share Plan, or the 2012 Plan, the Gold Fields Limited 2005 Share Plan, or the 2005 Plan, and any additional rights. See “Directors, Senior Management and Employees—The Gold Fields Limited 2012 Share Plan” and “Directors, Senior Management and Employees—The Gold Fields Limited 2005 Share Plan”. Gold Fields shares are also subject to dilution in the event that the Board is required to issue new shares in compliance with BEE legislation.

ITEM 4: INFORMATION ON THE COMPANY

Introduction

Gold Fields is a significant producer of gold and a major holder of gold reserves in South Africa, Ghana, Australia and Peru. In Peru, Gold Fields also produces copper. Gold Fields is involved in underground and surface gold and copper mining and related activities, including exploration, development, extraction, processing and smelting.

In 2015, the South African, West African, Australasian and American operations produced 9%, 34%, 44% and 13% of Gold Fields total gold production, respectively. Gold Fields’ South African operation is South Deep. Gold Fields also owns the St. Ives mine, the Agnew mine and the Yilgarn South Assets in Australia and has a 90.0% interest in each of the Tarkwa gold mine and the Damang gold mine in Ghana. Gold Fields also owns a 99.53% economic interest in the Cerro Corona mine. In addition, Gold Fields has gold and other precious metal exploration activities and interests in Africa, Eurasia, Australasia and the Americas.

As of December 31, 2015, Gold Fields reported attributable proven and probable gold and copper reserves of approximately 46.1 million ounces of gold and 532 million pounds of copper, as compared to the 48.1 million ounces of gold and 620 million pounds of copper, reported as of December 31, 2014. See “—Reserves of Gold Fields as of December 31, 2015—Methodology”.

In fiscal 2015, Gold Fields processed 33 million tonnes of ore and produced 2.236 million ounces of gold equivalent ounces. On an attributable basis, Gold Fields produced 2.159 million ounces of gold equivalent ounces.

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

Historically, the key gold producers globally have been Barrick, Newmont Mining Corporation, or Newmont, AngloGold Ashanti, Goldcorp Inc., or Goldcorp, and Gold Fields before the Spin-off. In 2015, Barrick, Newmont, AngloGold Ashanti and Goldcorp were, in that order, the four largest gold producers in the world, producing 6.12, 5.03, 3.83 and 3.46 million ounces respectively, and together accounted for 20% of the total global production for the year, according to the information provided by the companies and industry reports. Gold Fields was the seventh largest gold producer in the world in 2015, producing 2.16 million ounces.

According to publicly available sources, at March 28, 2016 for Barrick, and December 31, 2015 for each of Newmont, AngloGold Ashanti and Goldcorp, Barrick had 20 operations in eight countries, Newmont had 15 operations in six countries, AngloGold Ashanti had 19 operations in nine countries and Goldcorp had 15 operations in five countries.

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

Developments since December 31, 2014

Since the end of fiscal 2014, the following significant events have occurred:

On March 12, 2015, Gold Fields approached the holders of its U.S.$1 billion 4.875% notes due October 7, 2020, or the Notes, through a consent solicitation process to release Sibanye Gold from its obligations as a guarantor under the Notes, or the Consent Solicitation. On April 22, 2015, the note holders approved the various resolutions to release Sibanye Gold as guarantor. The release became effective on April 24, 2015 when all the conditions to the extraordinary resolution were met. As part of the agreement, Sibanye Gold paid a guarantee release fee of U.S.$5 million to Orogen.

On August 13, 2015, Gold Fields reached an agreement with its partner, Consolidated Woodjam Copper Corp. to sell its 51% interest in the Woodjam copper-gold-molybdenum projects located in British Columbia, Canada. Under the agreement Woodjam Copper procured 100% control of the Woodjam project by purchasing all of the shares in the wholly owned subsidiary that currently holds Gold Fields’ 51% joint venture interest. In exchange, Gold Fields was issued new Woodjam Copper shares that increased its aggregate holding in Woodjam Copper from 1.1% to 19.9%. Gold Fields retains a 2% net smelter royalty over all unencumbered land owned by Woodjam Copper.

On February 19, 2016, Gold Fields Australasia (Proprietary) Limited, or GFA, a wholly owned subsidiary of Gold Fields, announced an offer to purchase U.S.$200 million of the Notes. Gold Fields accepted for purchase an aggregate principal amount of Notes equal to U.S.$147.6 million at the purchase price of U.S.$880 per U.S.$1,000 in principal amount of Notes. Gold Fields intends to hold the notes acquired until their maturity date on October 7, 2020. See “Operating and Financial Review and Prospects—Credit Facilities and Other Capital Resources—U.S.$1 billion Notes Issue”.

On March 17, 2016, Gold Fields successfully completed a U.S.$150.0 million (R2.3 billion) accelerated equity raising by way of a private placement, or the Placing, to institutional investors. A total number of 38,857,913 new Gold Fields shares were placed at a price of R59.50 per share which represents a discount of 6.0% to the 30-day volume weighted average traded price, for the period ended March 17, 2016 and a 0.7% discount to the 50-day moving average. The net proceeds from the Placing will be applied to the existing $1,510 million term loan and revolving credit facilities that were utilised to purchase the notes amounting to $147.6 million, as described in Note 16 to the financial statements located elsewhere in this annual report.

On March 17, 2016, Gold Fields concluded a development agreement with the Government of Ghana for both the Tarkwa and Damang mines. See “—Environmental and Regulatory Matters—Ghana—Mineral Rights”.

On March 29, 2016, the Full Court of the Federal Court of Australia overturned a July 2014 Federal Court decision that the re-grant of certain tenements to Gold Fields Australia’s St. Ives mine in 2004 by the State was not compliant with the correct processes in the Native Title Act. See “—Legal Proceedings and Investigations— Ngadju Native Title Claim”.

Planned Disposals

During fiscal 2013, Gold Fields decided to disband the Growth and International Projects, or GIP, division. As part of this restructuring, Gold Fields identified and earmarked for divestment growth projects that were not aligned with the Group’s business objectives. The Arctic Platinum Project in Finland remains earmarked for divestment.

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
Salares Norte Project
99.53% economic interest
Gold Fields La Cima S.A. (Peru)
Cerro Corona Operation
Gold Fields Holdings Company (BVI) Limited (British Virgin Islands)
Other subsidiaries and investments
Gold Fields Netherlands Coöperatief U.A.
Gold Fields Ghana Holdings (BVI) Limited (British Virgin Islands)
Other subsidiaries and investments, including the Far South East (FSE) Project in the Philippines(1)
90%
90%
Gold Fields Ghana Limited (Ghana)
Abosso Goldfields Limited (Ghana)
Tarkwa Operation
Damang Operation
Gold Fields Exploration B.V. (Netherlands)
Agnew Gold Mining Company Pty Limited
St Ives Gold Mining Company Pty Limited
Darlot Mining Company Pty Ltd
CSM Mining Company Pty Ltd
other subsidiaries and investments
Gold Fields Finland O.Y. (Finland)
Lawlers Operation
Agnew Operation
St Ives Operation
Darlot Operation
Granny Smith Operation
Gold Fields Arctic Platinum O.Y. (Finland)
Arctic Platinum Project

Notes:

(1)	As of April 6, 2016, unless otherwise stated, all subsidiaries are, directly or indirectly, wholly-owned by Gold Fields Limited.
(2)	See “Additional Information—Material Contracts—Additional Black Economic Empowerment Transactions”.
(3)	Not all other subsidiaries and investments are wholly-owned.

Gold Fields is a limited public company incorporated in South Africa, with a registered office located at 150 Helen Road, Sandown, Sandton, 2196, South Africa, telephone number +27-11-562-9700.

Strategy

General

The global gold mining industry has operated under the shadow of a falling gold price since September 2011, when it was trading at a record high of approximately U.S.$1,900/oz.

Since then gold has lost about 45% of its value and traded at an intraday low of U.S.$1,045/oz on December 3, 2015. In fiscal 2015 and in early fiscal 2016, weaker currencies in commodity-exporting nations have provided a slight increase to the earnings of companies operating in these countries and the gold price recovered modestly. However, it is unclear if this gradual recovery will continue.

When Gold Fields began its strategic transformation in the final quarter of fiscal 2012, the gold price was still trading between U.S.$1,700/oz and U.S.$1,800/oz.

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

Gold Fields’ response to this challenge in the second half of fiscal 2012 was to adopt an ambitious and ongoing transformation process aimed at turning itself into a focused, lean and globally diversified gold mining company that generates meaningful free cash flow and provides investors with superior leverage to the price of gold. At the same time, our ability to generate cash enables us to meet the legitimate socio-economic demands of many of our other stakeholders, in line with our vision of global leadership in sustainable gold mining.

At its core, this process entailed a shift away from a focus on the pursuit of growth in production and reserve ounces at any cost, and the adoption of a new focus on growing its margins and improving free cash flow per ounce.

This fundamental shift in strategy was embodied in Gold Fields’ overarching objective of achieving a 15% FCF Margin at a gold price of U.S.$1,300/oz, which has become the guiding principle for what it does, and is germane to the progressive transformation that the Group has seen over the last two and a half years.

The early adoption of the Group’s focus on improving cash flow proved to be beneficial to the Group by providing it with an inbuilt safety cushion that is able to withstand lower gold prices, especially when the gold price declined significantly between fiscal 2012 and fiscal 2015.

The relative success of Gold Fields’ restructuring is reflected in its operational and financial performance during fiscal 2015, the highlights of which are described below. It also reflects in the progress that we have made with our key strategic priorities for fiscal 2015, which were:

•	Preparing South Deep for long-term success;

•	Improving cash flow and margin at the current lower gold prices;

•	Paying between 25% and 35% of normalized earnings in dividends;

•	Reducing our net debt to adjusted EBITDA ratio; and

•	Growing the Company through brownfields exploration and opportunistic, value accretive acquisitions.

Despite the decline in the price of gold over the last several years, Gold Fields generated substantially more cash in fiscal 2015 than when gold was at its peak. Management believes that this positions Gold Fields to generate enhanced cash flows if the gold price increases, provided that we maintain capital discipline.

The ability to generate cash is critical in distributing the benefits from mining that our stakeholders rightfully expect. These include:

•	Shareholders and debt providers, who seek a return on their invested capital through interest and dividend payments;

•	Our employees, whose work is rewarded through salaries and other benefits;

•	Contractors and suppliers, from whom we procure goods and services;

•	Governments and regulators, who grant Gold Fields its mining rights and who benefit from our tax and royalty payments; and

•	Communities, whose support is critical for our social license to operate and who benefit through jobs and procurement as well as our social investment programs.

In fiscal 2015, Gold Fields made significant progress against the strategic priorities described above. These included:

•

South Deep undertook to optimize its efficiency by procuring a new fleet of machines and trucks, expanded its maintenance capacity by implementing supplier maintenance contracts and, along with intensifying the training program for existing staff, South Deep recruited 146 skilled employees in order to augment its current skills base in fiscal 2015.

•

Despite a 9% decline in the average gold price received from U.S.$1,249/oz in fiscal 2014 to U.S.$1,140/oz in fiscal 2015, adjusted net cash flow from operating activities (after taking account of net capital expenditure and environmental payments) amounted to U.S.$123 million in fiscal 2015, showing how Gold Fields has repositioned itself to operate at lower gold prices.

•

Gold Fields’ FCF Margin for fiscal 2015 was 8% (fiscal 2014: 13%) despite the fact that, at U.S.$1,140/oz the actual annualized gold price received was 12% below the strategic planning price of U.S.$1,300/oz. At a gold price of U.S.$1,300, Gold Fields’ FCF Margin would have been 15% on a normalized basis.

•

A final dividend of R0.21 per share was declared for the six months ended December 31, 2015. Together with the interim dividend of R0.04 per share for the six months ended June 30, 2015, the total dividend for fiscal 2015 was R0.25 per share, which equates to 34% of normalized earnings.

•

As a result of cash generation during the year, net debt was reduced by a further U.S.$73 million to U.S.$1,380 million (31 December 2014: U.S.$1,453 million), stabilizing the Group’s net debt to adjusted EBITDA ratio to 1.38 at the end of fiscal 2015 (end of fiscal 2014: 1.30), despite lower adjusted EBITDA due to the lower gold and copper prices.

Group performance scorecard

In fiscal 2015, Gold Fields adopted a Group performance scorecard that incorporates the strategic priorities listed above and seeks to instill a culture and behavior among our workforce that is driven by the strategic imperative of cash generation. The scorecard also aims to enhance the Group’s sustainability.

The scorecard consists of four key performance areas and elements against which Gold Fields measures its performance. The four key performance areas are: Financial performance; Business optimization; People; and Social license to operate.

(a) Financial performance

The first key performance area in the Group scorecard is financial performance, as measured by cash flow generation, debt reduction and investor confidence.

As part of the strategic shift introduced in fiscal 2012, Gold Fields moved away from the then prevalent industry production growth philosophy of “ounces for the sake of ounces” to a philosophy of growing FCF Margin and improving free cash flow per ounce. Gold Fields’ overarching strategic objective of generating a 15% FCF Margin at a gold price of U.S.$1,300/oz has become the core commercial driver and guiding principle underpinning Gold Fields’ activities, from exploration to production.

Gold Fields utilizes the gold price of U.S.$1,300/oz for planning based upon management expectations regarding the long-term price for bullion. When the gold price trades above U.S.$1,300/oz, management expects that the FCF Margin will grow commensurately. Conversely, when prices trade below U.S.$1,300/oz, as has been the case since fiscal 2012, management expects that the inclusion of the 15% FCF Margin provides Gold Fields with a safety cushion to Gold Fields’ cash break-even level of approximately U.S.$1,050/oz.

Adjusted net cash flow

Between fiscal 2012 and fiscal 2015, Gold Fields has increased its adjusted net cash flow, despite the 31% decline in the average annual price of gold over that period.

In fiscal 2012, Gold Fields (then including Sibanye Gold) had negative adjusted net cash flow of U.S.$280 million despite an all-time high average gold price for the year of U.S.$1,656/oz. In fiscal 2013, the first full year of the transformation process, Gold Fields reduced its negative adjusted net cash flow to U.S.$235 million despite a 16% decline in the average gold price to U.S.$1,386/oz during the year and restructuring costs incurred. In fiscal 2014, Gold Fields generated U.S.$235 million of adjusted net cash flow, a saving of U.S.$470 million, despite the average gold price received once again falling by 10% to U.S.$1,249/oz for the year. The Group’s FCF Margin improved to a positive margin of 13%. In fiscal 2015, Gold Fields generated U.S.$123 million of adjusted net cash flow despite the average gold price received again declining—by 9%—to U.S.$1,140/oz, partially offset by the weakening of the South African Rand and the Australian dollar against the U.S. dollar. The FCF Margin was 8% for the year.

Focus on cost

In line with Gold Fields’ transformation process and its focus on FCF, Gold Fields has enacted a program of aggressive cost management. This resulted in the 6% reduction in Gold Fields’ AIC during fiscal 2015, reflecting a cumulative reduction in AIC since fiscal 2012 of 33% in nominal terms.

While the bulk of the Group’s cost reduction initiatives were implemented during fiscal 2013 and fiscal 2014, Gold Fields continues to revisit every aspect of its operations to ensure the sustainability of previously captured cost reductions, and that new opportunities for cost reductions are pursued. During fiscal 2015, Gold Fields focused on reducing cash costs and trimming non-essential capital, due to the continued decline in the gold price. At the same time, Gold Fields was careful not to cut sustaining capital expenditure which is critical to maintaining the long-term integrity of its ore bodies.

The core elements of Gold Fields’ cost reduction program between fiscal 2013 and fiscal 2015 included: reducing cash costs; the elimination of marginal mining at all of our operations; the restructuring of our corporate, regional and mine structures; a 12% reduction in our permanent workforce, which at the end of fiscal 2015 comprised 9,052 employees; the ongoing rationalization and prioritization of capital expenditure, without negatively impacting the sustainability of our mines; the cancellation of near-mine and greenfields growth projects that demonstrated inadequate returns; and the closure of the Group’s greenfields exploration and project development division and, where appropriate, the sale of projects in the project pipeline.

A key driver in reducing the Group’s AISC and AIC is the South Deep project in South Africa, which is still in build-up and not yet at steady-state levels of production. If South Deep were excluded from the Group’s AISC and AIC for fiscal 2015, then the AISC and AIC would have been U.S.$930/oz and U.S.$944/oz, respectively, placing Gold Fields among the lowest-cost gold producers worldwide. The objective is for South Deep to reach cash break-even by the end of fiscal 2016.

Debt reduction

Gold Fields aims to achieve approximately 1.0 times net debt to adjusted EBITDA, which management feels is a comfortable debt level. Following the unbundling of Sibanye Gold and the acquisition of the Yilgarn South Assets in fiscal 2013, the net debt to adjusted EBITDA ratio increased to approximately 1.5 times at the end of fiscal 2013. During fiscal 2014, Gold Fields reduced net debt by U.S.$282 million and, in fiscal 2015, Gold Fields reduced net debt by an additional U.S.$73 million. As at December 31, 2015, Gold Fields net debt stood at U.S.$1,380 million. Despite this decrease in net debt, the Group’s net debt to adjusted EBITDA increased from 1.30 at December 31, 2014 to 1.38 at December 31, 2015 due to the lower adjusted EBITDA year on year as a result of the lower gold price.

Improving investor confidence

In fiscal 2014, Gold Fields published its Investor Charter, which stated that Gold Fields intends to regain and grow investor confidence in Gold Fields by seeking to:

•	Build a quality portfolio of productive mines;

•	Provide superior returns; and

•	Deliver on our promises.

Gold Fields’ portfolio has undergone a fundamental change since fiscal 2013. Since that time, Gold Fields has spun off Sibanye Gold to shareholders, eliminated marginal mining as a practice at our assets, stopped projects in our growth pipeline that did not provide an adequate return and acquired the Yilgarn South Assets from Barrick in Western Australia.

As noted above, Gold Fields has reduced its AIC by 33% between fiscal 2012 and fiscal 2015 while turning around the cash flow position of the Group from a negative adjusted net cash flow of U.S.$280 million in fiscal 2012 to a positive cash flow generation of U.S.$123 million in fiscal 2015, despite significant declines in the gold price received over that period. Gold Fields has delivered on its guidance for the past three years.

The South Deep project in South Africa still has to be brought fully to account and Gold Fields has targeted a cash breakeven point by the end of fiscal 2016 with steady-state production metrics expected to be published early in fiscal 2017.

During fiscal 2015, South Deep made considerable progress in three key performance areas: people, fleet and mining methodologies. As a result, the production and cash burn position of South Deep improved markedly in the second half of fiscal 2015.

(b) Business optimization

Underpinning the financial performance of the business is Gold Fields’ commitment to running its operations safely, efficiently and cost-effectively without undermining the long-term sustainability of its mines. We measure the success of business optimization in four areas: safety & health; the quality of our portfolio of assets; growth strategy; and preparing the South Deep project for long-term success.

Safety & Health

Gold Fields is committed to providing safe working conditions at its operations. The Group’s TRIFR improved during fiscal 2015 by almost 16% to 3.4 recordable incidents per million hours worked from 4.04 in fiscal 2014.

Nonetheless, the Group reported four fatalities during fiscal 2015. Three fatalities occurred at the South Deep project in South Africa and one at the Tarkwa mine in Ghana. Of the fatalities at South Deep, two related to mine accidents and one related to the shooting of a security contractor during an attempted theft. The fatality at Tarkwa related to a trucking accident.

The two fatal mine accidents at South Deep led to Section 54 orders being issued by the DMR, placing a moratorium on mine-related activities across the operation and effectively stopping production for a total of 11 days (and 18 days in total following another serious accident). Gold Fields supported these orders and during the year also conducted a mine-wide review of safety protocols, procedures and standards at South Deep to improve the mechanized mining culture at the project. Many of the recommendations arising from the review have already been implemented. The fatal accident at Tarkwa, the first at our Ghanaian operations in almost four years, has also led to a review of truck loading and driving procedures.

The Group has also intensified operation-specific health and wellness programs, focused on improving the physical and mental health of our employees. During fiscal 2015, testing showed a reduction of 53% in Noise Induced Hearing Loss submissions and a 40% reduction in the number of silicosis cases submitted at South Deep.

Quality portfolio of assets

Since beginning its strategic transformation, Gold Fields has pro-actively managed its portfolio of operating and growth assets in order to improve the quality of our overall portfolio measured by the improvement in cash generation. This active portfolio management approach requires an ongoing strategic review of all existing assets as well as potential acquisition targets against our strategic imperatives.

The most obvious manifestation of this was the 2013 unbundling of the Group’s conventional, deep-level underground mines in South Africa to create Sibanye Gold and the subsequent acquisition of Barrick’s Yilgarn South Assets in Western Australia. Gold Fields’ portfolio is now comprised of modern, mechanized open-pit and underground mining operations, with production spread across three continents.

Gold Fields continued to focus on improving the cash-generation performance of its existing operations. During 2015, this included protecting the commercial sustainability of its mines by avoiding high-grading and investing in ore development and stripping on an ongoing basis and engaging in brownfields exploration for life-of-mine extensions.

Gold Fields has made the continued exploration and development of its mines’ underground and surface ore bodies a strategic priority in order to protect the future value of the Company’s assets. Should gold prices go down to levels of around U.S.$1,000/oz or lower for a sustained period of time, Gold Fields would look at a new operating and planning protocol for these lower prices to protect the integrity of its ore bodies.

Growth

Gold Fields growth strategy focuses on growing cash flow per ounce and reserves per share in the medium and long-term. Since fiscal 2013, Gold Fields has implemented this growth strategy by, among other things, ceasing all early greenfields exploration activity, refocusing its exploration from greenfields projects to lower-risk, near-mine exploration, and portfolio-enhancing, value-accretive acquisition opportunities. Gold Fields has also taken the decision to dispose of growth projects that are marginal, located in higher risk locations or primarily focused on metals other than gold.

Gold Fields believes near-mine exploration offers the best route to low-cost growth that can generate cash in the short and medium term at our Australian operations, which have a history of reserve replacement. In fiscal 2015, Gold Fields raised its total near-mine exploration expenditure by 20% to U.S.$ 72 million, on top of the U.S.$ 60 million and U.S.$32 million spent in fiscal 2014 and fiscal 2013, respectively, in pursuit of this strategy. Much of this activity was focused on the Australasia region, where the mines in the Gold Fields portfolio spent A$91 million (U.S.$69 million) in fiscal 2015 (2014: A$64 million (U.S.$58 million)).

This is part of a three year strategy to increase reserves and resources at the various operations. In addition to exploration drilling to increase current orebodies, activity was also focused on developing new targets on the prospective leases.

In fiscal 2015, Gold Fields continued the disposal of projects that are not aligned with its strategic objectives. The Woodjam project in Canada was sold, while the Arctic Platinum Project in Finland remains earmarked for sale.

The Far Southeast project in the Philippines has been retained in our portfolio and we maintain optionality on this project. However, no new investments, if any, are scheduled until there is clearer regulatory certainty in the country. In addition, the Salares Norte project in Chile has been retained in the portfolio. An exploration budget of U.S.$26 million was made available for drilling work in fiscal 2015. Further drilling and studies will continue in fiscal 2016 in an amount of approximately U.S.$51 million.

Gold Fields is also open to the possibility of further value-accretive transactions similar to its acquisition of the Yilgarn South Assets in fiscal 2013.

South Deep

After the introduction of the new management team, Gold Fields took the decision at the start of fiscal 2015 to focus on the basic operational requirements of South Deep to ensure a stronger foundation for sustainable growth in the future. The new management team has adopted a strategy of embedding an improved safety and productivity culture at the mine. Among other things, South Deep:

•	Recruited an additional 146 skilled employees during fiscal 2015, mostly from the platinum sector, which has a similar mechanized mining skills set;

•

Procured an additional fleet of 24 new Category 1 machines and trucks (which include all types of drill rigs, bolters, load haul dumpers and dump trucks), or Category 1 machines, with the new fleet consisting of one high profile drill rig, three long hole stope drill rigs, eight high profile load haul dump trucks and five dump trucks;

•	Took the strategic decision to convert the destress methodology at the mine from low profile (2.5m vertical height) to high profile (5.0m vertical height) destress mining.

In the second half of the year, production was 64% higher at 123,000 oz than in the first half, with total production for fiscal 2015 of 198,000 oz (2014: 200,500 oz). In the fourth quarter of fiscal 2015, aided in part by the rising Rand gold price, the cash outflow from the project was limited to R57 million from R266 million in the third quarter of fiscal 2015.

While Gold Fields remains committed to achieve a sustainable breakeven cash position by the end of fiscal 2016, Gold Fields will only provide an updated production ramp-up schedule early in fiscal 2017.

(c) People

As part of its strategic transformation, Gold Fields experienced large-scale reductions in the number of employees and contractors. The Group’s human resource base has stabilized with 9,052 employees and 7,798 contractors on our books at the end of fiscal 2015.

Gold Fields’ people strategy includes expanding the skillsets of our employees through focused internal training efforts. During fiscal 2015, Gold Fields spent over U.S.$12.4 million globally on training and development.

In addition, management believes it is important to recruit the appropriate skills to our mines, due to the shift towards mechanization and automation. In fiscal 2015, South Deep hired an additional 146 mechanized mining trained employees. Gold Fields has also developed clearly defined performance targets to incentivize employees to directly support the achievement of business objectives.

Gold Fields’ remuneration strategy is evolving to attract and retain these skills, and our people development approach is being adjusted to ensure we build a robust internal skills pipeline that can supply the skills that the business needs, now and in the future. Furthermore, Gold Fields continues to entrench a high-performance culture that encourages people to meet and exceed their performance targets.

A large portion of Gold Fields’ workforce in Ghana and South Africa is represented by a number of trade unions. Gold Fields engaged with these trade unions during fiscal 2015 and agreed wage deals in both countries. In South Africa, Gold Fields opted out of the centralized wage negotiations and moved to company-level talks to reflect the different skills set at South Deep. In March 2015, Gold Fields signed a three year comprehensive wage deal that recognizes the mechanized mining requirements of the South Deep project. In Ghana, talks with the trade unions continued into 2016 and an agreement was concluded in January 2016.

(d) Social license to operate

Despite a third year of adverse gold market conditions in fiscal 2015, Gold Fields continued to distribute value to a wide range of stakeholders, including employees, host governments, host communities, businesses and suppliers as well as the providers of risk capital.

In fiscal 2015, total value distribution, reported according to WGC methodology, was U.S.$2.43 billion (2014: U.S.$2.65 billion), with 68% going to businesses and suppliers (2014: 69%), 8% to governments (2014: 7%), 18% to employees (2014: 18%), 5% to capital providers (2014: 5%) and 1% on Socio-economic Development programs (2014: 1%)—mostly in host communities.

The success of Gold Fields’ business is critically dependent on the relationship with a number of key external stakeholders that determine both its regulatory and social licenses to operate: Governments at national, regional and local level and, above all, the communities that host its mines. These stakeholders determine both its regulatory license and social license to operate, and the Group therefore devotes considerable resources and energies in securing and maintaining these licenses. This is not merely a compliance-based approach but one that seeks to ensure that Gold Fields wins the long-term support of governments and communities through the sustainable development of our mines and projects.

A number of elements are critical in achieving the support of these stakeholders: improved community relations and the related development of Shared Value projects, which benefit both the mine and the host community, and other investment projects in these communities, as well as the responsible management of environmental resources, particularly water. These resources, if not managed sustainably, can have an adverse impact on the environment or create social tensions with host communities, thus threatening our licenses to operate.

Improved community relations

The communities in which we operate are directly and often exclusively dependent on the sustainability and growth of Gold Fields’ mines. One of the biggest challenges facing mining companies is building relationships and trust with these host communities, without which there is potential for operational disruption, project delays and cancellations.

It takes substantial time, effort and resources to establish and maintain a strong social license to operate. Increasingly Gold Fields’ ability to grow its business through the expansion of existing mines and the development of new projects is determined by its ability to build strong relationships and trust with communities in its operating areas.

Gold Fields has invested heavily in communities through social investment projects and, more recently, through Shared Value-based projects. However, it is evident that mining companies need to expand and deepen their investment in and engagement with host communities, who have found their voice and are seeking to share in the benefits of mining to a greater extent.

In response Gold Fields has implemented a range of initiatives, in addition to the work already being done, including:

•	Boosting the capacity of its community relations teams;

•	Working with peer companies to jointly address community needs, such as the alliance with Sibanye Gold in the Westonaria municipality, home to our South Deep mine in South Africa;

•	Supporting the ability of the three South Deep community trusts as well as foundations in Peru, Ghana and Australia to deliver benefits to host communities more effectively; and

•	Expanding the quantity and quality of Shared Value projects.

At South Deep in particular, Gold Fields has intensified its community investment work after independent surveys among its host communities in Westonaria revealed a significant relationship gap between the mine and these communities. Previous social investments (including those required by the statutory Social and Labour Plan) did not sufficiently address the socio-economic needs of these communities.

Based on these findings, South Deep has strengthened and restructured its community relations and stakeholder engagement capacity. At the same time, the community investment programs are increasingly focused on sourcing goods and services from enterprises in these communities and increasing local employment opportunities. This will require a significant investment in training and skills development, but is an investment that is essential for Gold Fields’ long-term sustainability.

Host community procurement and employment are critical pillars of Gold Fields’ community investment strategies at all its operations in developing countries. In fiscal 2015, host community employment accounted for 29% of Gold Fields’ workforce in Peru, 50% at South Deep and 67% at its Ghanaian operations. Host community procurement spending accounts for 7%, 10% and 9% of spending for Peru, South Deep and Ghana, respectively. In Australia, 90% of Gold Fields’ workforce and 66% of procurement is from Western Australia, which is classified as the host region.

Shared Value

Gold Fields has implemented a Shared Value approach to structure part of its investments in community projects in order to focus on social and economic benefits rather than just social spend. As of the end of fiscal 2015, Gold Fields’ regions have implemented five Shared Value projects ranging from the promotion of mathematics and science education among South Deep’s host communities to multilateral water management projects at Cerro Corona and increased sourcing from community suppliers at all our mines.

Reducing energy & carbon emissions

Energy remains a major performance driver for the Group, representing 22% of operating costs in fiscal 2015 having risen from 18% in fiscal 2013. Management expects this trend to continue unless Gold Fields finds more cost effective and alternative energy sources. As part of Gold Fields’ Integrated Energy and Carbon Management strategy implemented in fiscal 2013, each of the regions has set energy reduction targets, which have already delivered around U.S.$ 30 million in cumulative savings.

Under the Integrated Energy and Carbon Management strategy, the regions have been tasked with securing access to future energy sources. In Ghana, where Gold Fields’ operations were asked by the government to reduce their electricity consumption by 25% to 33% during fiscal 2015, the operations have reached an agreement with a private utility that is expected to deliver the bulk of their electricity requirements within the next two years. In Peru and Australia, new long-term supply agreements have been signed with utilities. While South Deep has a longstanding agreement with the state-owned utility to implement load-curtailment programs, Gold Fields has solicited proposals for an on-site 40MW photovoltaic solar plant. Other non-carbon energy projects Gold Fields is developing include a gas plant at the Granny Smith mine in Australia to replace the diesel power station.

Gold Fields also remains committed to the goal of 20% renewable energy generation at all new projects. Greater use of renewables creates power price and supply stability and has the added benefit of reducing our carbon footprint, which is one of Gold Fields’ key environmental priorities.

Enhanced water management

Responsible water management remains a vital component of Gold Fields’ license to operate and social license at all its operations and projects as water is becoming an increasingly scarce and expensive commodity globally. Managing the risks around current and anticipated water security, which includes the quantity and quality of supply as well as associated costs, is essential to ensure sustainable production for existing operations and the future viability of projects.

The Group water management guideline, implemented in fiscal 2014, focused on water stewardship, including identifying opportunities to enhance water reuse, recycling and conservation practices at all operations. In fiscal 2015, the operations focused on identifying projects to support these objectives and by the end of fiscal 2015 a total of 20 initiatives were identified, a number of which have already been implemented. The development of these projects may deliver multiple benefits including cost savings, reduced impact in water scarce areas, improved regulatory compliance, identification and mitigation of water-related risks, reduction of mine closure liabilities and maintaining Gold Fields’ social license to operate.

Strategic priorities for 2016

The pillars of Gold Fields’ strategy are firmly in place and have guided the transformation of the Group over the past three years. Management does not envisage major changes to this strategy in the year ahead, though there has been a shift in emphasis in some of the key performance areas, which has led to an adjustment to some of the measurements.

Gold Fields’ strategic review for fiscal 2016 took into account a continued depressed gold price and budgets have taken this into account. A reduced gold price environment places renewed emphasis on business optimization as a priority for Gold Fields’ operations.

An important addition to the fiscal 2016 scorecard is Technology & Innovation, with the regions having been tasked to develop and implement three year technology plans in fiscal 2016. Gold Fields’ size still suggests that it does not necessarily have to be a pioneer of research and development in technology, but rather management aims to be a fast adopter of best practice. However, recent advances in digitization, automation and mechanization make it critical that Gold Fields develop strategies to implement new technologies and partner with IT and Original Equipment Manufacturers, or OEMs, that are leaders in the field. Gold Fields has appointed a new member to the Executive Committee to oversee our progress in this area.

Gold Fields’ prosperity in the short- and longer-term is dependent on societal acceptance. This can only be achieved through transparent and mutually beneficial relationships with governments at all levels (national, regional and local), organized labor and host communities, who have the ability to disrupt operations or halt them altogether. Gold Fields’ corporate and regional management teams have been tasked with intensifying stakeholder engagements in fiscal 2016 to ensure that the Group operates in a business environment that allows it to operate profitably to the benefit of these stakeholders and others. As part of this, we have completed an extensive relationship assessment exercise at South Deep and are starting this process in Ghana and Peru in 2016.

The engagement with governments is particularly urgent in South Africa and Ghana, where pending legislation and regulations have the potential to adversely affect the mining sector, and in Peru, where relations with communities and activists are threatening the growth of the entire mining sector.

In South Africa, Gold Fields has dedicated substantial human and capital resources towards meeting the targets of the Amended Mining Charter, including the equity empowerment target of 26% ownership. Gold Fields will commit similar resources in achieving the continued transformation of the sector.

Transformation will take time and cannot happen without the financial backing of investors, many of whom have fled the sector over the past few years amid poor returns on their capital. Gold Fields welcomes the South African government’s commitment to engaging with the sector openly and honestly through Project Phakisa to devise an action plan for further growth and transformation that encourages renewed investment in the industry.

However, as it drafts critical policy based on these engagements we urge the government to avoid additional fiscal or regulatory burdens that will inevitably further stifle the growth of the sector. Directly, and through the Chamber, Gold Fields is engaging the South African government on three key issues in fiscal 2016: the review of the Mining Charter; the once-empowered, always-empowered principle in Black Economic Empowerment ownership of mining companies; and, the finalization of amendments to the Mineral and Petroleum Resources Development Act.

In Ghana, Gold Fields’ has finalized the long-awaited investment agreement with the government that is critical for Gold Fields in achieving a level investment playing field with its peers in the country.

In Peru, the mining industry is working closely with government to find joint solutions to the social and environmental issues that appear to be the root causes for the distrust towards the sector by communities. Engagement with these communities and their representative organizations will have to be the critical next step.

Reserves of Gold Fields as at December 31, 2015

Methodology

While there are some differences between the definition of the South African Code for Reporting of Exploration Results, Mineral Resources and Mineral Reserves, or SAMREC Code, and that of the Securities and Exchange Commission’s, or SEC’s, Industry Guide 7, only the reserves at each of Gold Fields’ operations, growth and advanced exploration projects as at December 31, 2015 which qualify as reserves for purposes of the SEC’s Industry Guide 7 are presented in the table below. See “—Glossary of Mining Terms”. In accordance with the requirements imposed by the JSE, Gold Fields reports its reserves using the terms and definitions of the SAMREC Code (2007 edition, amended July 2009). Mineral or ore reserves, as defined under the SAMREC Code, are divided into categories of proved and probable reserves and are expressed in terms of tonnes to be processed at mill feed head grades, allowing for estimated mining dilution, ore loss, mining recovery and other factors.

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

South Africa

South Deep made solid progress on its re-basing program, especially concerning the transition to the new regional pillar layout. The re-basing program, scheduled for completion in fiscal 2016, will inform the revised long-term plan and outlook for South Deep. The change in pillar design has been adopted and resulted in a broad re-design and revised schedule for the life of mine plan. This plan, which forms the basis for the South Deep’s fiscal 2016 mineral reserves, will continue to be refined and enhanced as other re-basing project outcomes are delivered and as the mine evolves to steady state production.

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

For proved reserves, the ore body must be fully destressed, with planned grade control diamond drilling designed at an approximate 50 meter by 50 meter grid spacing, depending on the accessibility for the diamond drill rigs. The destress mining extracts 2.5 to 5.0 meter high cuts that are generally mined horizontally at 17 meter vertical intervals, and it reduces the in situ rock stress from approximately 80 MPa to 30 to 40 MPa to facilitate bulk mechanized mining. Estimation is constrained within both geologically homogenous structural and defined facies zones, and is generally derived from either ordinary or simple kriged small-scale grids.

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

Reserve Statement

As at December 31, 2015, Gold Fields had aggregate attributable proved and probable reserves of approximately 46.1 million ounces of gold and 532 million pounds of copper, as set forth in the following tables:

	Gold ore reserve statement as at December 31, 2015(1)
	Proved reserves			Probable reserves			Total reserves			Attributable gold production in fiscal 2015(2)
	Tonnes	Head Grade	Gold	Tonnes	Head Grade	Gold	Tonnes	Head Grade	Gold
	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)	(M oz)
Underground (“UG”)
South Africa
South Deep(3)	10.80	5.9	2.057	189.07	5.3	31.970	199.86	5.3	34.027	0.20
Australia
St. Ives	0.39	5.8	0.073	1.90	4.2	0.260	2.30	4.5	0.333	0.18
Granny Smith	0.76	6.9	0.168	6.17	5.7	1.137	6.93	5.9	1.305	0.30
Darlot	—	—	—	0.19	5.6	0.034	0.19	5.6	0.034	0.08
Agnew(4)	0.24	8.8	0.069	3.11	6.0	0.596	3.35	6.2	0.665	0.24

Total Underground	12.19	6.0	2.367	200.44	5.3	33.998	212.63	5.3	36.364	0.99
Surface (Production Stockpile)
South Africa
South Deep	—	—	—	—	—	—	—	—	—	—
Ghana
Tarkwa	5.93	0.7	0.137	53.98	0.4	0.694	59.91	0.4	0.831	—
Damang	—	—	—	3.21	0.9	0.094	3.21	0.9	0.094	—
Australia
St. Ives	2.97	0.8	0.081	—	—	—	2.97	0.8	0.081	—
Granny Smith	0.02	6.2	0.004	—	—	—	0.02	6.2	0.004	—
Darlot	—	—	—	—	—	—	—	—	—	—
Agnew	0.03	5.2	0.005	—	—	—	0.03	5.2	0.005	—
Peru
Cerro Corona	3.81	0.8	0.101	—	—	—	3.81	0.8	0.101	—
Surface (Open Pit)
Ghana
Tarkwa(4)	56.94	1.3	2.371	73.36	1.2	2.869	130.30	1.3	5.24	0.53
Damang(4)	2.81	1.3	0.117	13.08	1.6	0.665	15.89	1.5	0.78	0.15
Australia
St. Ives(4)	0.67	2.1	0.045	11.67	2.9	1.083	12.34	2.8	1.128	0.20
Granny Smith	—	—	—	—	—	—	—	—	—	—
Darlot	—	—	—	—	—	—	—	—	—	—
Agnew	—	—	—	—	—	—	—	—	—	—
Peru
Cerro Corona	41.40	1.0	1.277	7.60	0.6	0.158	49.00	0.9	1.435	0.16
Total Surface	114.58	1.1	4.138	162.88	1.1	5.563	277.46	1.1	9.700	1.03

Grand Total	126.77	1.6	6.504	363.32	3.4	39.560	490.09	2.9	46.064	2.02

Totals by Mine
South Deep	10.80	5.9	2.057	189.07	5.3	31.970	199.86	5.3	34.027	0.20
Tarkwa	62.87	1.2	2.508	127.33	0.9	3.563	190.20	1.0	6.071	0.53
Damang	2.81	1.3	0.117	16.29	1.4	0.759	19.10	1.4	0.876	0.15
St. Ives	4.03	1.5	0.199	13.57	3.1	1.343	17.60	2.7	1.542	0.37
Granny Smith	0.78	6.9	0.172	6.17	5.7	1.137	6.95	5.9	1.310	0.30
Darlot	—	—	—	0.19	5.6	0.034	0.19	5.6	0.034	0.08
Agnew	0.27	8.5	0.073	3.11	6.0	0.596	3.38	6.2	0.670	0.24
Cerro Corona	45.21	0.9	1.377	7.60	0.6	0.158	52.80	0.9	1.535	0.16

Grand Total	126.77	1.6	6.504	363.32	3.4	39.560	490.09	2.9	46.064	2.02

Notes:

(1)

(a) Quoted as mill delivered metric tonnes and Run of Mine, or RoM, grades, inclusive of all mining dilutions and gold losses except mill recovery. Metallurgical recovery factors have not been applied to the reserve figures. The approximate metallurgical recovery factors are as follows: (i) South Deep 96.5%; (ii) Tarkwa 97%; (iii) Damang 92% to 93.5%; (iv) St. Ives 79% to 94%; (v) Agnew 94.3%; (vi) Granny Smith 92%; (vii) Darlot 95.3%; and (viii) Cerro Corona 63% to 70% for gold and 72% to 88% for copper. The metallurgical recovery is the ratio, expressed as a percentage, of the mass of the specific mineral product actually recovered from ore treated at the plant to its total specific mineral content before treatment. The South African operation has a consistent metallurgical recovery, while the recoveries on the International operations vary according to the mix of the source material and method of treatment.
(b)	The metal prices used for the 2016 life-of-mine plans were variable, medium term (2016-2017) and long-term (2018 onwards) to encompass the Group’s medium and long-term view of the metal prices. Both prices are quoted, with the long term price in brackets. For the Ghana operations, ore reserve figures are based on an optimized pit at a gold price of $1,200 ($1,300) per ounce. For the Australian operations, ore reserve figures are based on a gold price of A$1,500 (A$1,550) per ounce (at an exchange rate of A$1.25 (A$1.19) per $1.00). Open pit ore reserves at the Australian operations are similarly based on optimized pits and the underground operations on appropriate mine design and extraction schedules. At South Deep, a gold price of R500,000 (R500,000) per kilogram ($1,200 ($1,300) per ounce (at an exchange rate of R12.96 (R11.96) per $1.00) was applied in valuing the ore reserve. The gold price used for reserves approximates the three year trailing average (U.S.$1,280oz), calculated on a monthly basis, of the London afternoon fixing price of gold. For the Cerro Corona gold reserves, the optimized pit is based on a gold price of $1,200 ($1,300) per ounce and a copper price of $2.5 ($3.0) per pound, which, due to the nature of the deposit and the importance of net smelter returns, need to be considered together.
(c)	Dilution relates to planned and unplanned waste and/or low-grade material being mined and delivered to the mill. Ranges are given for those operations that have multiple ore body styles and mining methodologies. The mine dilution factors are as follows: (i) South Deep 7.3%; (ii) Tarkwa 30cm hanging wall and 20 cm footwall; (iii) Damang 15% to 20% (includes both planned and unplanned); (iv) St. Ives 20% to 40% (open pits) and 5% to 20% (underground); (v) Agnew 15%; (vi) Granny Smith 10%; (vii) Darlot 15% to 20%; and (viii) Cerro Corona 0%.
(d)	The mining recovery factor relates to the proportion or percentage of ore mined from the defined ore body at the gold price used for the declaration of reserves. This percentage will vary from mining area to mining area and reflects planned and scheduled reserves against total potentially available reserves (at the gold price used for the declaration of reserves), with all modifying factors, mining constraints and pillar discounts applied. The mining recovery factors are as follows: (i) Tarkwa 100%; (ii) Damang 90%; (iii) St. Ives 95% to 98% (open pits) and 90% to 95% (underground); (iv) Agnew 80% to 95%; (v) Granny Smith 91%; (vi) Darlot 90% to 95%; (vii) South Deep 96%; (viii) Cerro Corona 100%.
(e)	The cut-off grade may vary per shaft, open pit or underground mine, depending on the respective costs, depletion schedule, ore type and dilution. The following are the average or range of values applied in the planning process: (i) South Deep 3.8 to 4.2 g/t; (ii) Tarkwa 0.45 g/t for mill feed; (iii) Damang 0.67 g/t for fresh ore and 0.46 g/t for oxide ore; (iv) St. Ives 0.55 g/t for mill feed—open pit, and 2.3 g/t to 3.0 g/t for mill feed—underground; (v) Agnew 3.0 to 4.1 g/t for mill feed—underground; (vi) Granny Smith 2.6 to 3.2 g/t; (vii) Darlot 3.57 g/t for mill feed-underground; and (viii) Cerro Corona $23.5 to 25.5/t net smelter return (combined copper and gold).
(f)	Totals may not sum due to rounding. Where this occurs it is not deemed significant.
(g)	An ounces-based Mine Call Factor based primarily on historic performance but also on realistic planned improvements where appropriate is applied to the reserves. The following Mine Call Factors have been applied: Damang 95% to 96%, , Tarkwa 98%, with Agnew, Granny Smith, Darlot, St. Ives, South Deep and Cerro Corona at 100%.
(2)	Actual gold/copper produced after metallurgical recovery.
(3)	In line with other international operations, all South Deep reserves are classed as above infrastructure, as the reserves will be accessed by means of ongoing declines from current infrastructure.
(4)	Includes some gold produced from stockpile material, which cannot be separately measured.

The following table sets forth the proved and probable copper reserves of the Cerro Corona mine as at December 31, 2015 that are attributable to Gold Fields.

Copper ore reserve statement as at December 31, 2015
	Proved reserves			Probable reserves			Total reserves			Attributable copper production in fiscal 2015
	Tonnes	Grade Cu	Cu	Tonnes	Grade Cu	Cu	Tonnes	Grade Cu	Cu
	(million)	(%)	(million lbs)	(million)	(%)	(million lbs)	(million)	(%)	(million lbs)	(million lbs)
Surface (Open Pit & Stockpiles)
Peru
Cerro Corona	45.2	0.5	459	7.6	0.4	73	52.8	0.46	532	62

Gold and copper price sensitivity

The amount of gold mineralization that Gold Fields can economically extract, and therefore can classify as reserves, is sensitive to fluctuations in the price of gold. The following table indicates Gold Fields’ attributable reserves at different gold prices that are 10% above and below the base case presented in the ‘gold reserve statement’ table above. The reserve sensitivities are, however, not based on detailed depletion schedules and should be considered on a relative and indicative basis only.

	-10%(1)	Base(1)	+10%(1)
	(Moz)
South Deep(2)	32.6	34.0	35.4
Tarkwa	5.1	6.1	6.7
Damang	0.8	0.9	0.9
St. Ives(3)	1.3	1.5	1.8
Agnew(3)	0.6	0.7	0.7
Granny Smith(3)	1.2	1.3	1.4
Cerro Corona(4)	1.5	1.5	1.5

Notes:

(1)	Darlot is excluded from the sensitivities as a result of the current short life of mine, which is less than one year, and limited mining flexibility.
(2)	The equivalent gold prices used for the sensitivities in South Africa are R450,000/kg, R500,000/kg and R550,000/kg.
(3)	The equivalent gold prices used for the sensitivities in Australia are A$1,400/oz, A$1,550/oz and A$1,700/oz.
(4)	Under the current tailings dam design at Cerro Corona, reserves would not respond to an upward movement of the gold price because of current capacity constraints at the tailings storage facility for the Cerro Corona mine. A decrease of 10% in gold price is insufficient to affect the level of gold reserves.

The London afternoon fixing price for gold on April 6, 2016 was U.S.$1,221 per ounce. Gold Fields’ attributable gold reserves decreased from 48.1 million ounces at December 31, 2014 to 46.1 million ounces at December 31, 2015, primarily due to depletion.

The London Metal Exchange, or LME, cash settlement price for copper on April 6, 2016 was U.S.$4,775 per tonne.

Gold Fields’ methodology for determining its reserves is subject to change and is based upon estimates and assumptions made by management regarding a number of factors as noted above under “—Methodology”. Accordingly, the sensitivity analysis of Gold Fields’ reserves provided above should not be relied upon as indicative of what the estimate of Gold Fields’ reserves would actually be or have been at the gold or copper prices indicated, or at any other gold or copper price, nor should it be relied upon as a basis for estimating Gold Fields’ ore reserves based on the current gold or copper price or what Gold Fields’ reserves will be at any time in the future. See “Risk Factors—Gold Fields’ reserves are estimates based on a number of assumptions, which, if changed, may require Gold Fields to lower its estimated reserves”.

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

Horizontal and decline development at various intervals of the shaft or main decline, known as levels, extend laterally and provide access to the ore horizon. Ore drives open up the ore body for mining.

Extracting the ore body

Once an ore body has been accessed and opened up for mining, production activities consisting of drilling, blasting, supporting and cleaning activities are carried out on a daily basis. All mines are fully mechanized.

At South Deep, the broken ore is loaded from the stope face into trucks using mechanical loaders and hauled along decline corridors to ore pass systems which connect the corridors to the cross cuts below. The ore is then transported by rail or conveyor and tipped into the shaft transfer system and hoisted to the surface. Mining methods employed include de-stress mining (to provide the appropriate geotechnical conditions for subsequent stoping), long hole open stoping (for reef targets greater than 15 meters in height) and drifting and benching (for reef targets less than 15 meters in height). The mining voids generated once the ore is removed are filled with treated tailings product termed backfill which provide ground support for the mined out areas.

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

Each operation identifies a preferred strategic option which, once approved by the Executive Committee, is used to inform how the detailed one year operational plan is configured, which is rolled out into a life of mine plan, prior to the commencement of each fiscal year. The plans are based on financial parameters determined by the Gold Fields Executive Committee, or the Executive Committee. See “Directors, Senior Management and Employees—Executive Committee”. The operational plan is presented to the Executive Committee, which takes it to the Board for approval before the commencement of each fiscal year. The planning process is anchored by a Group Planning calendar, and is sequential and based upon geological models, evaluation models, resource models, mine design, depletion schedules and, ultimately, financial analysis. Capital planning is formalized pursuant to Gold Fields’ capital spending planning process. Projects are categorized and reviewed in terms of total expenditure, return on investment, net present value and impact on AIC per ounce and all projects involving amounts exceeding R360 million (South Africa), A$40 million (Australia) and U.S.$40 million (Ghana/Peru) are submitted to the Board for approval. Material changes to the plans have to be referred back to the Executive Committee and the Board.

Capital Expenditure

On an IFRS basis (as included in the geographical and segment information included in Note 26 to the consolidated financial statements), Gold Fields spent U.S.$634.1 million, U.S.$608.9 million and U.S.$ 739.2 million in capital expenditure during fiscal 2015, fiscal 2014 and fiscal 2013, respectively. The major expenditure items in fiscal 2015 were U.S.$66.9 million on the development and equipping of the South Deep mine, U.S.$46.1 million on development and infrastructure of the Waroonga and New Holland underground complexes at Agnew/Lawlers, U.S.$45.4 million on new mining equipment at Tarkwa, U.S.$29.3 million on the tailings storage facility at Cerro Corona, U.S.$28.7 million on development of the Wallaby underground mine at Granny Smith and U.S.$18.5 million on HME componentization at Tarkwa. The major expenditure items in fiscal 2014 were U.S.$106.1 million on capital waste mining at Tarkwa, U.S.$91.9 million on the development and equipping of the South Deep mine, U.S.$55.6 million on the development and infrastructure of the Waroonga and New Holland underground complexes at Agnew/Lawlers, U.S.$29.4 million on the development of underground mines at St. Ives, U.S.$27.7 million on the tailings storage facility at Cerro Corona and U.S.$19.3 million on the tailings storage facility at Tarkwa. The major expenditure items in fiscal 2013 were U.S.$202.4 million on the development and equipping of the South Deep mine, U.S.$112.8 million on capital waste mining at Tarkwa, U.S.$54.7 million on the development of underground mines at St. Ives, U.S.$36.1 million on the development of the Waroonga underground complex at Agnew/Lawlers and U.S.$28.5 million on new mining equipment at Tarkwa. For more information regarding Gold Fields’ capital expenditure, see “Information on the Company—Gold Fields’ Mining Operations—South African

Operations—South Deep Mine—Capital Expenditure”, “Information on the Company—Gold Fields’ Mining Operations—West Africa Operations—Tarkwa Mine—Capital Expenditure”, “Information on the Company—Gold Fields’ Mining Operations—West African Operations—Damang Mine—Capital Expenditure”, “Information on the Company—Gold Fields’ Mining Operations—Australasia Operations—St. Ives—Capital Expenditure”, “Information on the Company—Gold Fields’ Mining Operations—Australasia Operations—Agnew/Lawlers—Capital Expenditure”, “Information on the Company—Gold Fields’ Mining Operations—Australasia Operations—Darlot—Capital Expenditure”, “Information on the Company—Gold Fields’ Mining Operations—Australasia Operations—Granny Smith—Capital Expenditure”, “Information on the Company—Gold Fields’ Mining Operations—Americas Operations—Cerro Corona—Capital Expenditure”, “Operating and Financial Review and Prospects—Capital Expenditures” and “Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

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

This new refining agreement superseded and replaced any and all previous refining agreements between the South Deep Joint Venture and Rand Refinery. Pursuant to this refining agreement, Rand Refinery undertook, among other things, to (i) refine all unrefined gold produced by South Deep, (ii) on each delivery date of unrefined gold to Rand Refinery, notify Gold Fields’ treasury department in writing of the estimated gold and/or silver content of the unrefined gold so delivered, expressed in troy ounces and (iii) retain the refined gold and the refined silver for the South Deep Joint Venture pending written instructions from Gold Fields’ treasury department that the refined gold and/or refined silver have been sold and may be delivered to the buyer in accordance with the buyer’s instructions. Rand Refinery assumes responsibility for the unrefined gold upon arrival of the unrefined gold at the Rand Refinery premises in Johannesburg, South Africa. Rand Refinery invoices the South Deep Joint Venture with the refining charges, who then arranges for direct settlement to Rand Refinery. The refining agreement will continue indefinitely until either party terminates it upon at least 12 months’ written notice.

Gold Fields’ treasury department sells all the refined gold produced by South Deep to authorized counterparties at a price benchmarked against the London afternoon fixing price.

Silver is accumulated and sold on a quarterly basis by Gold Fields treasury to either Rand Refinery, or to an authorized counterpart at a price benchmarked against the London Bullion Market Association, or LBMA, silver price.

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

Silver is accumulated and sold on a quarterly basis to MKS, at the LBMA silver price on the date of sale.

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

Gold Fields’ treasury department in the corporate office in Johannesburg, South Africa sells all the refined gold produced by the Australian Operating Companies. On collection of the unrefined gold from an Australian Operating Company’s mine site, the relevant Australian Operating Company will notify Gold Fields’ treasury department of the estimated refined gold content, expressed in troy ounces, available for sale. After such confirmation, Gold Fields’ treasury department will sell the refined gold to authorized counterparties at a price benchmarked against the London afternoon fixing price. All silver is sold to the Western Australian Mint at the LBMA silver price on the last business day of each month.

Peru

Gold Fields La Cima S.A., or La Cima, has three contracts for the sale of approximately 90% of concentrate from the Cerro Corona mine, one with a Japanese refiner, one with a German refiner and one with a global commodities trading entity. Under these contracts, La Cima is to sell approximately 30% of the concentrate to each company and to use reasonable efforts to spread the deliveries evenly throughout the year. Risk passes when the concentrate is loaded in the port of Salaverry, Peru for international (cost, insurance and freight) sales or at a Salaverry warehouse for local sales. Pricing for copper under each of the contracts is based on the daily LME settlement price for copper. Pricing for gold under each of the contracts is based on the daily average of the London Bullion Market Association morning and afternoon fixing price. All production in excess of the amounts sold under long-term contracts is sold on the spot market.

Gold Fields’ Mining Operations

Gold Fields has eight producing mines located in South Africa, Ghana, Australia and Peru. Gold Fields acquired the Yilgarn South Assets from Barrick on October 1, 2013. Of the three operating mines acquired from Barrick, two (Granny Smith and Darlot) remain discrete operating entities, while the third (Lawlers) has now been incorporated with Agnew to form an integrated Agnew/Lawlers mine. See “Information on the Company—Gold Fields’ Mining Operations—Australasia Operations”. Gold Fields conducts underground and surface mining operations at St. Ives, underground-only operations at Agnew/Lawlers, Granny Smith, Darlot and South Deep and surface-only open pit mining at Damang, Tarkwa and Cerro Corona. Some processing of surface rock dump material occurs at Damang, while some tailings material is processed at South Deep. Material processed from production stockpiles occurs at Tarkwa, Damang and St. Ives.

Total Operations

The following table details operating and production results (including gold equivalents) for each of fiscal 2013, 2014 and 2015, excluding the Sibanye Gold assets.

	Fiscal 2013(1)	Fiscal 2014(1)	Fiscal 2015(1)
Production
Tonnes (‘000)	38,255	33,513	33,014
Recovered grade (g/t)	1.7	2.1	2.1
Gold produced (‘000 oz)(2)	2,104	2,294	2,236
Results of operations ($ million)
Revenues	2,906.3	2,868.8	2,545.4
Operating costs (excluding amortization and depreciation)(3)	1,678.7	1,684.9	1,431.3
All-in sustaining cost net of by-product revenue per ounce of gold sold ($)(3)	1,202	1,053	1,007
All-in cost net of by-product revenue per ounce of gold sold ($)(3)	1,312	1,087	1,026
All-in sustaining cost gross of by-product revenue per equivalent ounce of gold sold ($)(3)	1,206	1,053	1,000
All-in cost gross of by-product revenue per equivalent ounce of gold sold ($)(3)	1,307	1,086	1,018

Notes:

(1)	Includes Yilgarn South Assets since acquisition on October 1, 2013.
(2)	In fiscal 2013, 2.022 million ounces were attributable to Gold Fields, in fiscal 2014, 2.222 million ounces were attributable to Gold Fields, and in fiscal 2015, 2.16 million ounces were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Ghana and Peru operations during each of those periods.
(3)	For a reconciliation of Gold Fields’ operating costs excluding amortization and depreciation, as calculated in accordance with IFRS (as included in the geographical and segment information included in Note 26 to the consolidated financial statements), to its AISC and AIC net of by-product revenues per ounce of gold sold for fiscal 2015, 2014 and 2013, see “Operating and Financial Review and Prospects—All-in Sustaining and All-in Cost”. See “Operating and Financial Review and Prospects—All-in Sustaining and All-in Cost”.

Underground Operations

The following table details the operating and production results for Gold Fields’ underground operations for fiscal 2013, 2014 and 2015, excluding the Sibanye Gold assets

	Fiscal 2013(1)	Fiscal 2014(1)	Fiscal 2015(1)
Production
Tonnes (‘000)	5,419	6,575	5,622
Recovered grade (g/t)	4.6	5.3	5.5
Gold produced (‘000 oz)(2)	805	1,119	989

Notes:

(1)	Includes Yilgarn South Assets since acquisition on October 1, 2013.
(2)	In fiscal 2013, 0.805 million ounces were attributable to Gold Fields, in fiscal 2014, 1.119 million ounces were attributable to Gold Fields and in fiscal 2015, 0.989 million ounces were attributable to Gold Fields.

Tonnes milled from the underground operations decreased from 6.6 million tonnes in fiscal 2014 to 5.6 million tonnes in fiscal 2015. The amount of gold produced from underground operations decreased from 1.119 million ounces in fiscal 2014 to 0.989 million ounces in fiscal 2015. The decreases in tonnes milled and in gold produced were primarily a result of lower production at all the operations except for Tarkwa and St. Ives.

Surface Operations

The following table details the operating and production results (including gold equivalents) for Gold Fields’ surface operations for fiscal 2013, 2014 and 2015, excluding the Sibanye Gold assets.

	Fiscal 2013(1)	Fiscal 2014(1)	Fiscal 2015(1)
Production
Tonnes (‘000)	32,836	26,938	27,392
Recovered grade (g/t)	1.2	1.3	1.4
Gold produced (‘000 oz)(2)	1,292	1,175	1,246

Notes:

(1)	Includes Yilgarn South Assets since acquisition on October 1, 2013.
(2)	In fiscal 2013, 1.210 million ounces were attributable to Gold Fields and in fiscal 2014, 1.100 million ounces were attributable to Gold Fields and in fiscal 2015, 1.169 million ounces were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Ghana and Peru operations during each period.

Tonnes milled and treated from the surface operations increased from 26.9 million tonnes in fiscal 2014 to 27.4 million tonnes in fiscal 2015, mainly due to increased surface tonnes treated at St. Ives and Tarkwa.

South African Operations

Gold Fields’ South African operations consist of the South Deep mine.

South Deep Mine

Introduction

South Deep is situated 45 kilometers south-west of Johannesburg, in the Gauteng Province of South Africa. South Deep is a capital project and remains a developing mine where the majority of the permanent infrastructure to support expanded production has now been installed. South Deep uses trackless mechanized mining methods comprising an array of techniques and mobile machines to achieve the most efficient extraction system for any given area in the ore body.

South Deep is engaged in underground mining and comprises one metallurgical plant and two operating shaft systems, the older South Shaft complex and the newer Twin Shaft complex. The South Shaft complex includes a main shaft and three sub-vertical (SV) shafts, two of which are operational. The Twin Shaft complex consists of a single-barrel main shaft for hoisting personnel, rock materials and an adjacent bratticed ventilation shaft, used for both extracting used air and hoisting rock. The South Shaft complex operates to a depth of 2,650 meters below surface and the Twin Shaft complex operates to a depth of 2,995 meters below surface. South Deep’s workings are at depth and therefore require significant cooling infrastructure. The South Deep operation has access to the national electricity grid, water, and road infrastructure and is located near regional urban centers where it can obtain needed supplies and services.

History

The current South Deep operations derive from the Barrick—Western Areas Joint Venture, which Gold Fields acquired in a series of transactions in the second half of fiscal 2007. The Barrick—Western Areas Joint Venture was named the South Deep Joint Venture.

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

Mining

South Deep is a mine that has been built to extract one of the largest ore bodies in the world. Its 37 million ounces of mineral reserves are understood to a high level of confidence and hoisting and metallurgical infrastructure has now been installed to deliver the mine as a low cost, long life mechanized mining operation. Due to its deep level and mechanized nature, South Deep has no real benchmark operation in the industry and the current focus therefore remains on establishing the basics at the mine to drive productivity and leverage unit costs. In addition, a wholesale strategic review of the operation is being undertaken with the objective of positioning and rebasing South Deep as a core franchise asset, that aims in the first instance to achieve self-funding (i.e. breaking even) as soon as possible and then to deliver consistent FCF Margin going forward.

During fiscal 2014 and 2015, South Deep management, in collaboration with a team of leading international and local geotechnical experts, reviewed the destress mining method. A strategic mine design change in the destress methodology and a conversion from low profile (2.5m vertical height) to high profile (5.0m vertical height) destress mining commenced in the third quarter of fiscal 2015. By the end of fiscal 2015, approximately 70% of the mine employed the high profile approach, which is intended to simplify and de-risk the destress mining process. The transition to high profile destress is expected to continue until early in fiscal 2018.

During fiscal 2015, South Deep undertook to optimize its current machinery and took delivery of an additional fleet of 24 new Category 1 machines and trucks, with the new fleet consisting of one high profile drill rig, three long hole stope drill rigs, eight high profile load haul dump trucks and five dump trucks, with all machines, except one, commissioned before the end of fiscal 2015. An additional 24 Category 1 machines are expected to be acquired during fiscal 2016. These fleet acquisitions mean that South Deep will have replaced approximately half of its fleet by the end of 2016, which should have a positive impact on availability and utilization. The maintenance capacity at South Deep improved through the course of the year through the implementation of supplier maintenance contracts in corridor 2, which represents approximately 35% of total mining, as well as the commissioning of an underground workshop.

To augment the current skills base, South Deep recruited an additional 146 skilled employees during fiscal 2015, mostly from the platinum sector, which has a similar mechanized mining skills set. The recruitment of identified critical skills was 98% completed at the end of fiscal 2015, with most of the core mining and engineering positions now filled. South Deep also intensified the training programs for its existing staff.

The following projects are planned at South Deep in fiscal 2016:

•

Development on 100 level in an easterly direction. This development will provide access to the ore body, additional ore handling facilities plus increase the number of airways and cooling infrastructure to the current mine.

Detailed below are the operating and production results at South Deep for fiscal 2013, 2014 and 2015:

	Fiscal 2013	Fiscal 2014	Fiscal 2015
Production
Tonnes (‘000)	2,347	1,323	1,496
Recovered grade (g/t)	4.0	4.7	4.1
Gold produced (‘000 oz)	302	201	198
Results of operations ($ million)
Revenues	425.7	254.8	232.3
Operating costs (excluding amortization and depreciation)(1)	321.8	245.5	236.6
All-in sustaining cost net of by-product revenues per ounce of gold sold ($)(1)	1,541	1,548	1,490
All-in costs net of by-product revenues per ounce of gold sold ($)(1)	1,763	1,732	1,559

Note:

(1)	For a reconciliation of Gold Fields’ operating costs excluding amortization and depreciation, as calculated in accordance with IFRS (as included in the geographical and segment information included in Note 26 to the consolidated financial statements), to its AISC and AIC net of by-product revenues per ounce of gold sold for fiscal 2015, 2014 and 2013, see “Operating and Financial Review and Prospects—All-in Sustaining and All-in Cost”. AIC and AISC are calculated per ounce of gold sold, excluding gold equivalent ounces. See “Operating and Financial Review and Prospects—All-in Sustaining and All-in Cost”.

Total tonnes milled increased by 15% from 1.3 million tonnes in fiscal 2014 to 1.5 million tonnes in fiscal 2015. Gold produced decreased slightly from 0.201 million ounces in fiscal 2014 to 0.198 million ounces in fiscal 2015. Annual wage increases and normal inflationary increases in other operating costs led to operating costs increasing in Rand terms by 13%. As a result of the weakening of the Rand, operating costs decreased by 4% from U.S.$245.5 million in fiscal 2014 to U.S.$236.6 million in fiscal 2015 in U.S. dollar terms. A decreased AIC of U.S.$1,559/oz in fiscal 2015, compared with AIC of U.S.$1,732/oz in fiscal 2014, was due to lower operating costs and lower capital expenditure.

South Deep’s power usage has increased over the years as it builds up production and prepares for the development of long-term infrastructure. Eskom has supplied the additional power requirements for the build up and has installed additional transformers and new transmission lines. Eskom applied to the National Energy Regulator of South Africa, or NERSA, for tariff increases. For 2015, NERSA granted Eskom an average tariff increase of 12.69% effective April 1, 2015 being 8% plus 4.69% due to the clawing back by Eskom of prudent costs from the “Regulatory Clearing Account” for the first year of the MYPD, spanning April 2013 to March 2018. On March 1, 2016, NERSA approved an additional 9.4% electricity tariff increase for the period from April 2016 to March 2017 in order to make up for Eskom’s cash flow shortfall. In order to mitigate the cost impact of these increases, numerous power saving projects were initiated to reduce power consumption. South Deep will be developing a long-term energy security plan (which will include an assessment of renewable energy options) to manage supply risks currently faced by Eskom. In the short term, a load curtailment arrangement has been negotiated with Eskom to minimize production disruptions and ensure the continued safe operation of the mine. See “Risk Factors—Power cost increases may adversely affect Gold Fields’ business, operating results and financial condition”.

Assuming that Gold Fields does not materially increase or decrease reserves estimates at South Deep and that there are no significant changes to the life of mine plan, South Deep’s December 31, 2015 proven and probable managed reserves of 37.3 million ounces (approximately 34 million ounces of which are attributable to Gold Fields, with the rest attributable to non-controlling shareholders) will be sufficient to maintain production through to approximately fiscal 2096. However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management”, there are numerous factors which can affect reserve estimates and the mine plan, which could thus materially change the life of mine.

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

There were no strikes and/or labor stoppages at South Deep in fiscal 2015 and none to date since December 31, 2015.

Processing

All processing at South Deep is carried out at a single gold extraction plant. The following table sets forth the year commissioned, processing techniques and processing capacity per month, as well as average tonnes milled per month and metallurgical recovery factors during fiscal 2015 for the plant.

Processing Techniques

Plant	Year commissioned(1)	Comminution phase	Treatment phase	Capacity(1)	Average milled for fiscal 2015	Approximate recovery factor for fiscal 2015
				(tonnes/month)
Twin Shaft Plant	2002	Primary SAG and Secondary Ball milling	Leach CIP, with elution and electrowinning	330,000	10,6845 tpm UG ore (12,4705 tpm including surface re- mining)	96.0%

Note:

(1)	Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in a level of throughput over and above the designed nameplate capacity.

Capital Expenditure

On an IFRS basis (as included in the geographical and segment information included in Note 26 to the consolidated financial statements), Gold Fields spent U.S$66.9 million on capital expenditures at the South Deep operation in fiscal 2015, primarily on development, infrastructure and trackless equipment. Gold Fields expects to spend approximately R999.2 million (U.S.$70.7 million) on capital expenditures at South Deep in fiscal 2016, primarily on development, infrastructure and trackless equipment.

West Africa Operations

The West Africa operations comprise the Tarkwa and Damang gold mines in Ghana. The West Africa region was responsible for Gold Fields’ Arctic Platinum Project in Finland, prior to the transfer of its management to the Corporate office. Gold Fields Ghana, which holds the interest in the Tarkwa mine, and Abosso, which owns the interest in the Damang mine, are 90% owned by Gold Fields and 10% by the Ghanaian government.

Both Gold Fields Ghana and Abosso concluded tariff negotiations for 2014 and 2015 with their respective power suppliers (the state electricity supplier, the VRA, supplies power to Gold Fields Ghana and the ECG, provides power to Abosso). The ECG’s tariff for the period January 1, 2012 to December 31, 2013 was U.S.$0.1809/kWh. The ECG’s tariff from January 1, 2014 to December 31, 2014 was $0.216/kWh and from January 1, 2015 to December 31, 2015 was U.S.$0.23/kWh. Following negotiations with management, the ECG agreed to decrease its tariff to U.S.$0.20/kWh from August 1, 2015 to January 31, 2016. There has been no revision of this tariff to date due to continuing negotiations. Gold Fields Ghana has agreed tariffs with the VRA with a base tariff of U.S.$0.1674/kWh with effect from January 1, 2015 using a tariff model which inputs actual variables (including the generation mix and input prices) of the previous quarter to determine the tariff for the current quarter. The average VRA tariff for fiscal 2015 was U.S.$0.1357/kWh.

Gold Fields Ghana has concluded a Power Sale and Purchase Agreement, or PSPA, with the VRA. However, Gold Fields Ghana and the VRA have agreed to revise the PSPA to incorporate material regulatory events, including the introduction of the Wholesale Electricity Market by the Energy Commission.

In order to reduce their reliance on power supplied by the VRA and the ECG, Gold Fields Ghana and Abosso entered into a twenty year power purchase agreement, or PPA, with independent power producer Genser Energy, or Genser. Under the PPA, Genser agreed to commission a ‘clean coal’ power generation facility at Tarkwa. This power supply is expected to eventually replace all or a significant proportion of Tarkwa and

Damang’s current supply from the VRA and the ECG. Over the twenty-year contract, the PPA could potentially save around 47% on the cost of power currently supplied by the VRA and the ECG. The PPA will, however, increase the company’s carbon emissions, by replacing electricity currently generated mainly through hydropower with coal-generated electricity. See “Risk Factors—Power cost increases may adversely affect Gold Fields’ business, operating results and financial condition”.

In 2015, the Ghanaian government imposed a 33% power-shedding program on all mining and industrial companies. In response, Gold Fields Ghana has signed an amendment to its PPA with Genser, whereby Genser will install three 11MW solar turbines at Tarkwa and four 5.5MW turbines at Damang. These plants are scheduled to be operational by July 2016.

On December 11, 2015, the Public Utilities Regulatory Commission increased the average electricity tariffs for the transmission grid (GRIDCo) by approximately 59.2% increasing the tariff paid by Tarkwa only from U.S.$0.01539/kWh to U.S.$0.024252/kWh. In addition, the new Energy Sector Levies Act enacted in 2015 (Act 899) imposes a levy of 5% per kilowatt hour of electricity, on both public lighting and national electrification, applicable to all consumers.

Tarkwa Mine

Introduction

The Tarkwa mine is located in southwestern Ghana, about 300 kilometers by road, west of Accra. The Tarkwa mine consists of several open pit operations on the original Tarkwa property and the adjacent southern portion of the property, which was formerly referred to as the Teberebie property and was acquired by Gold Fields in August 2000. Gold Fields added a SAG mill, a ball mill and a CIL plant.

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

History

Investment in large-scale mining in the Tarkwa area commenced in the last quarter of the nineteenth century. In 1993, Gold Fields of South Africa, or GFSA, took over an area previously operated by the State Gold Mining Corporation, or SGMC. SGMC had, in turn, acquired the property from private companies owned by European investors. Mining operations by Gold Fields commenced in 1997 following initial drilling, feasibility studies and project development (which included the removal of overburden and the resettlement of approximately 22,000 people).

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

During fiscal 2015, mineral reserves at Tarkwa decreased by 10% (net of depletion) to 6.7 million ounces. Restructuring the mine to operate at lower total mining volumes (90 – 100Mtpa total mining) is expected to ensure operational flexibility and underpin targeted head grades to deliver 520,000 to 570,000 ounces of gold per year.

Production increased by 5% at Tarkwa in fiscal 2015 due to higher grades mined from the Teberebie pillar and surrounding high grade areas. Throughput and efficiencies in the processing plant also improved significantly.

Due to the increasing hardness of the ore as the pits drive deeper and the resultant lower dissolution recoveries, the North Heap Leach operation was stopped at the end of December 2013. A carbon-in-leach only was implemented from fiscal 2015, as it offered an increased throughput rate with processing of the spent South Heap Leach material at the end of the production profile.

No greenfields projects were commenced in fiscal 2015. A geochemical soil sampling program was carried out in Tarkwa in fiscal 2014 to explore part of the concession, which previously had limited exploration. A number of hydrothermal and paleo placer targets were identified as a result of this program, and initial drilling commenced in fiscal 2015. The continuation of the drilling program in respect of these targets will be a focal point in fiscal 2016.

Detailed below are the operating and production results at Tarkwa for fiscal 2013, 2014 and 2015.

	Fiscal 2013	Fiscal 2014	Fiscal 2015
Production
Tonnes milled (‘000)	19,275	13,553	13,520
Recovered grade (g/t)	1.0	1.2	1.3
Gold produced (‘000 oz)(1)	632	558	586
Results of operations ($ million)
Revenues	893.1	706.7	680.7
Operating costs (excluding amortization and depreciation)(2)	473.7	373.9	334.2
All-in sustaining cost net of by-product revenues per ounce of gold sold ($)(2)	1,291	1,068	970
All-in costs net of by-product revenues per ounce of gold sold ($)(2)	1,291	1,068	970

Notes:

(1)	In fiscal 2013, 2014 and 2015, 0.569 million ounces, 0.502 million ounces and 0.527 million ounces of production, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghana operations.
(2)	For a reconciliation of Gold Fields’ operating costs excluding amortization and depreciation, as calculated in accordance with IFRS (as included in the geographical and segment information included in Note 26 to the consolidated financial statements), to its AISC and AIC net of by-product revenues per ounce of gold sold for fiscal 2015, 2014 and 2013, see “Operating and Financial Review and Prospects—All-in Sustaining and All-in Cost”. AIC and AISC are calculated per ounce of gold sold, excluding gold equivalent ounces. See “Operating and Financial Review and Prospects—All-in Sustaining and All-in Cost”.

In fiscal 2015, gold production increased by 5% to 0.586 million ounces from 0.558 million ounces in fiscal 2014, mainly due to higher grades mined from the Teberebie pillar and surrounding high grade areas. Operating costs decreased by 11% to U.S.$334.2 million in fiscal 2015 from U.S.$373.9 million in fiscal 2014 due to on-going business improvement initiatives across all the operation as well as the lower oil price. AIC improved by 9% to U.S.$970/oz in fiscal 2015 from U.S.$1,068/oz in fiscal 2014 primarily due to the increase in gold production and improved cost management, partially offset by higher capital expenditure associated with fleet replacement and increased stripping.

Assuming that Gold Fields does not increase or decrease ore reserves estimates at Tarkwa and that there are no changes to the current mine plan at Tarkwa, Tarkwa’s December 31, 2015 proven and probable reserves of 6.7 million ounces (6.1 million ounces of which are attributable to Gold Fields, with the remainder attributable to the Ghanaian government) will be sufficient to maintain production through approximately fiscal 2031 which includes re-treatment of the South Heap Leach at the end of the life of mine. However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management”, there are numerous factors which can affect reserve estimates and the mine plan, which could thus materially change the life of mine.

The Tarkwa mine is engaged in open pit mining and is thus subject to all the risks associated with open pit mining discussed in “Risk Factors”. For more information about workplace injuries at Tarkwa, see “Directors, Senior Management and Employees—Employees—Health and Safety—Safety” and “Directors, Senior Management and Employees—Employees—TRIFR, Fatalities and Fatal Injury Frequency Rate”.

There were no strikes and/or labor stoppages at Tarkwa in fiscal 2015 and none to date since December 31, 2015.

Processing

Tarkwa’s ore is processed using SAG milling at its CIL plant. Prior to the restructuring, the operation also incorporated two separate heap leach circuits, the North Plant and the South Plant. As part of the restructuring, the South Heap Leach Facility was closed in December 2012 and stacking of ore ceased at the North Heap Leach facility in December 2013. The following table sets forth year commissioned, processing techniques and processing capacity per month, as well as average tonnes milled per month and metallurgical recovery factors during fiscal 2015, for each of the plants at Tarkwa.

Processing Techniques

Plant	Year commissioned	Comminution phase	Treatment phase	Capacity (1)	Average milled for fiscal 2015	Approximate recovery factor for fiscal 2015 (2)
				(tonnes/month)
CIL Plant	2004	SAG milling (with ball mill)(3)	CIL treatment	1,125,000	1,127,000	97%

Notes:

(1)	Nameplate capacity as designed. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.
(2)	Percentages are rounded to the nearest whole per cent.
(3)	The ball mill was added in December 2008.

The expansion of the CIL plant from an annual throughput of 12.3 to 13.5 million tonnes per annum was completed by the end of December 2014. The expansion is expected to enable Tarkwa to increase its future production profile to a steady state level of approximately 550,000 ounces per annum.

Capital Expenditure

On an IFRS basis (as included in the geographical and segment information included in Note 26 to the consolidated financial statements), Gold Fields spent U.S.$204.2 million on capital expenditures at the Tarkwa operation in fiscal 2015, principally for plant optimization and capital waste stripping. Gold Fields has budgeted approximately U.S.$128.1 million for capital expenditures at Tarkwa for fiscal 2016, as it plans to continue to focus on achieving optimum plant throughput at its CIL plant.

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

Geology

Damang is located on the Damang Anticline, which is marked by Tarkwaian metasediments on the east and west limbs, around a core of Birimian metasediments and volcanics. Gold in the Tarkwaian metasediments and volcanics is predominantly found in the conglomerates of the Banket Formation and is similar to the Witwatersrand in South Africa; however, at Damang, hydrothermal processes have enriched this palaeoplacer and the adjacent metasediments within the Banket formation. Within the region, the contact between the Birimian and Tarkwaian metasediments and volcanics is commonly marked by zones of intense shearing and is host to a number of significant shear hosted gold deposits, including Prestea, Bogoso, and Obuasi.

Palaeoplacer mineralization occurs on the west limb of the anticline at Abosso, Chida, and Tomento, and on the east limb of the anticline at the Kwesie, Lima South, and Bonsa North locations. Hydrothermal enrichment of the Tarkwaian palaeoplacer and metasediments also occur at the Rex, Amoanda, and Nyame areas on the west limb and the Damang and Bonsa areas on the east limb.

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

In fiscal 2015, production at Damang decreased 6%, mainly due to lower grades caused by inadequate exposed and available high grade ore in the pits, in particular the Juno South East and Saddle Bridge areas.

To address the loss making position of Damang, a comprehensive review of the mine commenced during the fourth quarter of fiscal 2015, with a view to evaluating all options for the future of the mine. Damang has implemented a holding plan pending the outcome of a review of various options by the middle of the year.

During the period under review, exploration activities at Gold Fields’ West African operations were dominated by resource conversion projects through infill drilling and extensions to known targets at Damang. No greenfields projects were commenced in fiscal 2015.

Detailed below are the operating and production results at Damang for fiscal 2013, 2014 and 2015.

	Fiscal 2013	Fiscal 2014	Fiscal 2015
Production
Tonnes milled (‘000)	3,837	4,044	4,295
Recovered grade (g/t)	1.2	1.4	1.2
Gold produced (‘000 oz)(1)	153	178	168
Results of operations ($ million)
Revenues	216.4	224.6	194.8
Operating costs (excluding amortization and depreciation)(2)	171.1	177.6	184.3
All-in sustaining cost net of by-product revenues per ounce of gold sold ($)(2)	1,558	1,175	1,326
All-in costs net of by-product revenues per ounce of gold sold ($)(2)	1,558	1,175	1,326

Notes:

(1)	In fiscal 2013, 2014 and 2015, 0.138 million ounces, 0.160 million ounces and 0.151 million ounces of production, respectively, were attributable to Gold Fields, with the remainder attributable to non-controlling to shareholders in Abosso.
(2)	For a reconciliation of Gold Fields’ operating costs excluding amortization and depreciation, as calculated in accordance with IFRS (as included in the geographical and segment information included in Note 26 to the consolidated financial statements), to its AISC and AIC net of by-product revenues per ounce of gold sold for fiscal 2015, 2014 and 2013, see “Operating and Financial Review and Prospects—All-in Sustaining and All-in Cost”. AIC and AISC are calculated per ounce of gold sold, excluding gold equivalent ounces. See “Operating and Financial Review and Prospects—All-in Sustaining and All-in Cost”.

In fiscal 2015, managed gold production decreased by 6% to 0.168 million ounces from 0.178 million ounces in fiscal 2014, mainly as a result of lower grades caused by inadequate exposed and available high grade ore in the pits, in particular the Juno South East and Saddle Bridge areas. Operating costs increased by 3.8% to U.S.$184.3 million in fiscal 2015 from U.S.$177.6 million in fiscal 2014 mainly due to increased tonnes processed as well as higher fuel costs, amid the increased use of diesel generators to compensate for power disruptions as well as additional load shedding requirements. Total AIC increased by 13% to U.S.$1,326/oz in fiscal 2015 from U.S.$1,175/oz in fiscal 2014.

Assuming that Gold Fields does not increase or decrease reserves estimates at Damang and that there are no changes to the current mine plan, Damang’s December 31, 2015 proven and probable reserves of 0.97 million ounces (approximately 0.10 million of which are attributable to the Ghanaian government, with the remainder attributable to Gold Fields) will be sufficient to maintain production through approximately fiscal 2020. However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management”, there are many factors that can affect reserve estimates and the mine plan, which could thus materially change the life of mine.

The Damang mine comprises open pit mining, and is thus subject to all of the risks associated with open pit mining discussed in “Risk Factors”. For more information about workplace injuries at Damang, see “Directors, Senior Management and Employees—Employees—Health and Safety—Safety” and “Directors, Senior Management and Employees—Employees—TRIFR, Fatalities and Fatal Injury Frequency Rate”.

There were no strikes and/or work stoppages at Damang in fiscal 2015 and none to date since December 31, 2015.

Processing

All ore at Damang is processed through a single facility. The following table sets forth the year commissioned, processing techniques and processing capacity per month, as well as average tonnes milled per month and metallurgical recovery factor during fiscal 2015 for the plant.

Processing Techniques

Plant	Year commissioned		Comminution phase	Treatment phase	Capacity(1)	Average milled for fiscal 2015	Approximate recovery factor for fiscal 2015(2)
					(tonnes/month)
Processing Plant	1997	(3)	Primary and two- stage secondary crushing with SAG and ball milling	CIL treatment	350,000	358,916	90.9%

Notes:

(1)	Nameplate capacity as designed. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.
(2)	Percentages are rounded to the nearest whole per cent.
(3)	The secondary crusher was commissioned in 2010.

Preparatory construction works on the new Far East Tailings Storage Facility, or FETSF, commenced in fiscal 2013 but were suspended on September 13, 2013, when Abosso received notice of an application for an injunction to restrain it from proceeding with the FETSF on the basis that it was outside its mining lease area. In fiscal 2014, Gold Fields settled with these claimants and resumed work on the FETSF. In fiscal 2015, construction was again delayed while investment plan scenarios are completed for Damang. A final five meter raise to the East Tailings Storage Facility was completed in fiscal 2015, which is expected to provide capacity to the fourth quarter of fiscal 2016 at current treatment rates.

Capital Expenditure

On an IFRS basis (as included in the geographical and segment information included in Note 26 to the consolidated financial statements), Gold Fields spent U.S.$16.9 million on capital expenditures at the Damang operation in fiscal 2015, principally on plant optimization, including milling circuit, CIL tank upgrade and engineering works. Gold Fields has budgeted approximately U.S.$30.0 million for capital expenditures at Damang for fiscal 2016. This budget is provisional as Damang has implemented a holding plan pending the outcome of a review of various options.

Arctic Platinum Project

APP is located approximately 60 kilometers south of the city of Rovaniemi in northern Finland. APP is assessing a number of potential surface mineable platinum group elements plus copper and nickel deposits located within the Portimo and Narkaus mafic layered intrusions. The principal prospects under consideration occur within the Suhanko Project area, comprising of the Konttijarvi, Ahmavaara, and Suhanko North deposits. APP has been earmarked for disposal due to the focus of the Group’s strategy on gold deposits, following the dissolution of the Group’s GIP division in fiscal 2013. Pending the sale, Gold Fields has reduced the APP’s utilization of cash resources. Management of the APP has been transferred from the West Africa region to the corporate office, pending sale.

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

St. Ives

Introduction

St. Ives is located 80 kilometers south of Kalgoorlie and 20 kilometers south of Kambalda, straddling Lake Lefroy in Western Australia. It holds exploration licenses, prospecting licenses and mining leases covering a total area of approximately 119,800 hectares. St. Ives is both a surface and underground operation, with a number of open pits, one operating underground mine and a metallurgical CIP plant. The St. Ives operation obtains electricity pursuant to a contract with BHP Nickel West that expires in January 2023 and has access to water, rail, air and road infrastructure. Consumables and supplies are trucked in locally from both Perth and Kalgoorlie.

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

Mining

Gold production takes place over an extensive tenement area at St. Ives. St. Ives has the Lefroy processing plant and SAG mill that treats primary ore. St. Ives previously had a heap leach facility which treated low- and marginal-grade ore. This heap leach facility operated in a residual leach mode during fiscal 2013, 2014 and 2015. It will continue to do so during fiscal 2016.

In fiscal 2015, St. Ives reported increased production and decreased operational costs. The increased production was mainly due to ore mined from the Neptune pit in fiscal 2014 but processed in fiscal 2015 and higher grades mined from the new Invincible open pit, partially offset by the loss of ounces from the Argo underground mine which closed in April 2014 and Cave Rocks underground mine which closed in April 2015. The decreased operational costs were mainly due to the reduced underground mining production, as well as cost control measures.

In fiscal 2015, exploration expenditure increased to A$43 million and 31.3km of drilling was completed. This exploration indicated 68,000 ounces of new reserves to the Neptune deposit and 34,000 ounces of new reserves at the North-West Palaeochannel. New resources were defined primarily at Invincible South and at Invincible Underground. Maiden resources were defined at Incredible and at North-West Palaeochannel.

Positive results were returned from broad gold intercepts in shallow drilling at the Retribution project. Extensive follow up drilling is expected to be completed during fiscal 2016 to further define the gold mineralization and to define resources.

The exploration strategy at St. Ives is to continue to develop the exploration pipeline and define further resources, with a priority on open pit resources. Resources defined during fiscal 2015 are expected to be expanded and converted to reserves. In addition, St. Ives plans to investigate the potential for significant palaeochannel hosted deposits, along with alternate methods for mining these deposits.

Detailed below are the operating and production results at St. Ives for fiscal 2013, 2014 and 2015.

	Fiscal 2013	Fiscal 2014	Fiscal 2015
Production
Tonnes (‘000)	4,763	4,553	3,867
Recovered grade (g/t)	2.6	2.4	3.0
Gold produced (‘000 oz)	403	362	372
Results of operations ($ million)
Revenues	569.0	458.8	431.8
Operating costs (excluding amortization and depreciation)(1)	345.5	292.3	195.0
All-in sustaining cost net of by-product revenues per ounce of gold sold ($)(1)	1,218	1,164	969
All-in costs net of by-product revenues per ounce of gold sold ($)(1)	1,218	1,164	969

Note:

(1)	For a reconciliation of Gold Fields’ operating costs excluding amortization and depreciation, as calculated in accordance with IFRS (as included in the geographical and segment information included in Note 26 to the consolidated financial statements), to its AISC and AIC net of by-product revenues per ounce of gold sold for fiscal 2015, 2014 and 2013, see “Operating and Financial Review and Prospects—All-in Sustaining and All-in Cost”. AIC and AISC are calculated per ounce of gold sold, excluding gold equivalent ounces. See “Operating and Financial Review and Prospects—All-in Sustaining and All-in Cost”.

In fiscal 2015, gold production increased by 3% to 0.372 million ounces from 0.362 million ounces in fiscal 2014, primarily due to ore mined from the Neptune pit in fiscal 2014 but processed in fiscal 2015 and higher grades mined from the new Invincible open pit, partially offset by the loss of ounces from the Argo underground mine which closed in April 2014 and Cave Rocks underground mine which closed in April 2015. Operating costs decreased by 33.3% to U.S.$195.0 million in fiscal 2015 from U.S.$292.3 million in fiscal 2014 due to reduced underground production, cost control measures and the depreciation of the Australian dollar. Total AIC decreased to U.S.$969/oz in fiscal 2015 compared with U.S.$1,164/oz in fiscal 2014.

Assuming that Gold Fields does not increase or decrease reserves estimates at St. Ives and that there are no changes to the current mine plan, St. Ives’ December 31, 2015 proven and probable reserves of 1.54 million ounces will be sufficient to maintain production through approximately fiscal 2020. However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management”, there are numerous factors which can affect reserve estimates and the mine plan, which could thus materially change the life of mine.

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

There were no strikes and/or material work stoppages at St. Ives in fiscal 2015 and none to date since December 31, 2015.

Processing

The table below sets forth year commissioned, processing techniques and processing capacity per month, as well as average tonnes milled per month and metallurgical recovery factors during fiscal 2015, for the plant at St. Ives.

Processing Techniques

Plant	Year commissioned	Comminution phase	Treatment phase	Capacity(1)	Average milled for fiscal 2015	Approximate recovery factor for fiscal 2015(2)
			(tonnes/month)
Lefroy Plant	2005	Single-stage crushing and SAG milling	CIP	375,000	322,250	94.6%

Notes:

(1)	Nameplate capacity as designed. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.
(2)	Percentages are rounded to the nearest whole percent.

Capital Expenditure

On an IFRS basis (as included in the geographical and segment information included in Note 26 to the consolidated financial statements), Gold Fields spent A$152.2 million or U.S.$114.5 million on capital expenditures at St. Ives in fiscal 2015 primarily on exploration across the site, the development of the Invincible open pit mine, and the continued development of the Hamlet underground mine. Gold Fields has budgeted approximately A$219.5 million, or U.S.$161.0 million, for capital expenditures at St. Ives in fiscal 2016. These funds are principally earmarked for stripping activities at the Invincible, Neptune and A5 pits, capital development at Hamlet and for exploration.

Agnew/Lawlers

Introduction

Agnew/Lawlers is located 23 kilometers west of Leinster, approximately 375 kilometers north of Kalgoorlie and 630 kilometers northwest of Perth, Western Australia. Together, Agnew and Lawlers hold exploration licenses, prospecting licenses and mining leases covering a total area of approximately 74,400 hectares.

Agnew/Lawlers has one metallurgical plant in operation and is serviced by sealed road infrastructure to the mine gate. Supplies are generally trucked in from Perth or Kalgoorlie. Agnew is largely a fly-in fly-out operation with local services, including air transport with a sealed runway and accommodation, provided pursuant to an arrangement with a nearby major mining company. Agnew has access to electricity pursuant to a contract with the same major mining company as St. Ives which expires in May 2019. The bulk of the water is supplied from the mining operations and recovered from the in-pit tailings facility and previously mined pits. Gold Fields closed the Lawlers processing plant following the acquisition of the Yilgarn South Assets. As part of the integration of the Agnew and Lawlers mines, the plant remains on care and maintenance.

History

Gold was discovered at Agnew in 1895 and production was intermittent until WMC acquired the operation in the early 1980s and constructed the current mill in 1986. Since that time, numerous open pits and underground operations have been mined.

Gold was discovered around the same time at Lawlers. In 1984, Forsayth NL purchased the Great Eastern lease and constructed the Lawlers processing plant, or the Lawlers Mill. Modern open pit mining commenced in 1986. Genesis open pit mining commenced in 1991. The New Holland underground mine opened in 1998 and in 2001 Barrick acquired Lawlers as part of its merger with Homestake. In 2013, Gold Fields purchased Lawlers from Barrick and the Lawlers Mill was placed on care and maintenance.

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

In fiscal 2015, Agnew/Lawlers reported decreased production due to lower grades at the Waroonga and New Holland complexes.

In fiscal 2015, the mine encountered challenging geotechnical conditions at Waroonga’s Kim orebody, where ground conditions necessitated rehabilitation and extra ground support. This resulted in slower rates of mining in some higher grade areas and the consequent substitution of tonnages from lower grade areas elsewhere in the Waroonga complex.

Waroonga is in transition as the Kim lode matures. During fiscal 2015, the new drive from the Kim decline to the Fitzroy and Bengal, or FBH, ore bodies was completed and development activities commenced. Production from FBH is scheduled to increase during fiscal 2016. In addition, decline development started to the Cinderella ore body in the New Holland complex. Cinderella straddles the tenement boundary between New Holland and Waroonga and will be accessed through the existing New Holland infrastructure.

Exploration at Agnew/Lawlers in fiscal 2015 focused on extensions to both the Waroonga and New Holland mineralized systems and at Cinderella, which is centrally located between the two mines. Drill testing north of Waroonga has continued to return significant gold intersections with frequent visible gold shows from both the Kath and Waroonga North projects. A preliminary inventory model is expected for Waroonga North in early fiscal 2016, while mineralization remains open at depth and along strike. The first resource model for the Kath lode was produced in late fiscal 2015.

At New Holland, drilling focused on extending the 500 Series lode and also targeted the 600/700 Series, which is located beneath the current mine development. The drilling has confirmed that the 500 Series structure is breaking up to the north. There is potential for smaller discrete mineable blocks but the overall tenor of the lode has clearly diminished. Drilling of the 600/700 Series during fiscal 2015 intersected quartz lode consistently at target intervals however the large majority of assays were sub-economic. Targeted follow-up drilling of the 600/700 Series below higher grade portions of the 500 Series is planned for fiscal 2016.

At Cinderella several drilling campaigns were completed. Initially as step-out programs to define the extent of the resource and subsequently in-fill programs to delineate the reserve. At December 31, 2015, a Mineral Reserve of 55,000 ounces was reported. Cinderella comprises two main lodes. Both lodes remain open to the east and to the north and further drilling is planned in fiscal 2016 to test the extent of this mineralization.

Detailed below are the operating and production results at Agnew for fiscal 2013, 2014 and 2015. Lawlers amounts are included for the fourth quarter of fiscal 2013, and the entirety of fiscal 2014 and fiscal 2015.

	Fiscal 2013(1)	Fiscal 2014(1)	Fiscal 2015(1)
Production
Tonnes (‘000)	974	1,246	1,218
Recovered grade (g/t)	6.9	6.8	6.0
Gold produced (‘000 oz)	216	271	237
Results of operations ($ million)
Revenues	302.8	342.5	273.9
Operating costs (excluding amortization and depreciation)(2)	135.0	173.0	142.6
All-in sustaining cost net of by-product revenues per ounce of gold sold ($)(2)	909	990	959
All-in costs net of by-product revenues per ounce of gold sold ($)(2)	909	990	959

Notes:

(1)	Including Lawlers since acquisition on October 1, 2013.
(2)	For a reconciliation of Gold Fields’ operating costs excluding amortization and depreciation, as calculated in accordance with IFRS (as included in the geographical and segment information included in Note 26 to the consolidated financial statements), to its AISC and AIC net of by-product revenues per ounce of gold sold for fiscal 2015, 2014 and 2013, see “Operating and Financial Review and Prospects—All-in Sustaining and All-in Cost”. AIC and AISC are calculated per ounce of gold sold, excluding gold equivalent ounces. See “Operating and Financial Review and Prospects—All-in Sustaining and All-in Cost”.

In fiscal 2015, gold production decreased by 13% to 0.237 million ounces from 0.271 million ounces in fiscal 2014, primarily due to lower grades. Operating costs decreased by 17.6% to U.S.$142.6 million in fiscal 2015 from U.S.$173.0 million in fiscal 2014, primarily due to cost control measures and exchange rate movements. Total AIC for Agnew/Lawlers increased by 16% in Australian dollar terms in fiscal 2015 compared to fiscal 2014, due to lower gold production and higher capital expenditure, partially offset by the lower net operating costs. In US dollar terms, total AIC decreased to U.S.$959/oz in fiscal 2015 compared with U.S.$990/oz in fiscal 2014 due to the depreciation of the Australian dollar.

Assuming that Gold Fields does not increase or decrease reserves estimates at Agnew/Lawlers and that there are no changes to the current mine plan, the December 31, 2015 proven and probable reserves at 0.67 million ounces will be sufficient to maintain production at Agnew/Lawlers through approximately fiscal 2019. However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management,” there are numerous factors which can affect reserve estimates and the mine plan, which could thus materially change the life of mine.

Agnew/Lawlers is engaged in underground mining and is thus subject to all of the underground and surface mining risks discussed in “Risk Factors”. The primary safety risk at Waroonga is falls of ground at the underground operations, which is addressed through the use of ground support, paste filling of open stopes and sequencing of mine operations to improve overall stability of the ground. The primary safety risk at New Holland is falls of ground at the underground operations, which is addressed through the use of ground support and sequencing of mine operations to improve stability of the ground. For more information about workplace injuries at Agnew/Lawlers, see “Directors, Senior Management and Employees—Employees—Health and Safety—Safety” and “Directors, Senior Management and Employees—Employees—TRIFR, Fatalities and Fatal Injury Frequency Rate”.

There were no strikes or material work stoppages at Agnew/Lawlers in fiscal 2015 and none to date since December 31, 2015.

Processing

All processing at Agnew/Lawlers is provided through by a single processing facility. The following table sets forth year commissioned, processing techniques and processing capacity per month, as well as average tonnes milled per month and the metallurgical recovery factor during fiscal 2015 for the plant. The Lawlers Mill was placed on a care and maintenance basis after existing stockpiles were treated shortly after the acquisition was completed.

Processing Techniques

Plant	Year commissioned	Comminution phase	Treatment phase	Capacity(1)	Average milled for fiscal 2015	Approximate recovery factor for fiscal 2015(2)
	(tonnes/month)
Agnew Mill	1986	Two-stage ball milling	CIP treatment	100,000	101,000	94.8%

Notes:

(1)	Nameplate capacity as stated by the manufacturer. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.
(2)	Percentages are rounded to the nearest whole per cent.

Capital Expenditure

On an IFRS basis (as included in the geographical and segment information included in Note 26 to the consolidated financial statements), Gold Fields spent A$97.1 million or U.S.$73.0 million on capital expenditures at Agnew in fiscal 2015, primarily on exploration, mine development and capital works. Gold Fields has budgeted approximately A$87.4 million, or U.S.$64.1 million, for capital expenditures at Agnew for fiscal 2016, primarily for exploration, mine development and capital works.

Granny Smith

Introduction

Granny Smith is located approximately 400 kilometers northeast of the town of Kalgoorlie in the Laverton Region in the Eastern Yilgarn Crater in Western Australia. Granny Smith is situated at an elevation of 400 meters above sea level.

Granny Smith is located 27 kilometers southwest of the town of Laverton and is accessible via the Mt. Weld Road. Laverton is 950 kilometers southeast by sealed road from Perth, and 400 kilometers south by sealed road to Kalgoorlie. Granny Smith holds exploration licenses, prospecting licenses and mining leases covering a total area of approximately 79,000 hectares.

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

In fiscal 2015, Granny Smith undertook an extensive program of mine development and increased its exploration activity. The mine development program advanced 5.4km of horizontal capital development to provide access to lower ore horizons at the Wallaby mine. These zones are expected to supplement production from the current ore zones in fiscal 2016 and beyond.

The increased exploration activity was on a range of activities from early stage target identification through to the definition of extensions to the Wallaby deposit. Full field aircore drilling and additional geophysical surveys to screen tenements were completed over a number of areas during fiscal 2015. A total of five surveying and mapping, or SAM, surveys covering areas on Lake Carey, Boomer and Granny Smith were completed while a 25m line spaced aeromagnetic survey was completed over tenements covering Lake Carey—a large salt lake beneath which limited exploration work has been conducted.

The mine completed 57 km of drilling of wide spaced (400m) aircore drilling, which returned a large number of anomalous results, particularly from previously non drilled areas on Lake Carey.

Some targets identified by the early stage work were tested with 16km of reverse-circulation and diamond drilling. An exploration program targeted the Wallaby orebody and revealed prospects for further investigation in fiscal 2016. Overall, a post-depletion increase of 50% in reserves was achieved.

Detailed below are the operating and production results at Granny Smith for the three months ended December 31, 2013 (the period of Gold Fields’ ownership of the mine in fiscal 2013), fiscal 2014 and fiscal 2015.

	Three months ended December 31, 2013	Fiscal 2014	Fiscal 2015
Production
Tonnes (‘000)	330	1,472	1,451
Recovered grade (g/t)	5.9	6.7	6.5
Gold produced (‘000 oz)(1)	62	315	301
Results of operations ($ million)
Revenues	82.3	399.8	348.4
Operating costs (excluding amortization and depreciation)(2)	48.8	182.6	135.9
All-in sustaining cost net of by-product revenues per ounce of gold sold ($)(2)	885	809	764
All-in costs net of by-product revenues per ounce of gold sold ($)(2)	885	809	764

Notes:

(1)	In fiscal 2013, production is reported from October 1, 2013, the date on which Gold Fields effectively acquired the mine.
(2)	For a reconciliation of Gold Fields’ operating costs excluding amortization and depreciation, as calculated in accordance with IFRS (as included in the geographical and segment information included in Note 26 to the consolidated financial statements), to its AISC and AIC net of by-product revenues per ounce of gold sold for fiscal 2015, 2014 and 2013, see “Operating and Financial Review and Prospects—All-in Sustaining and All-in Cost”. AIC and AISC are calculated per ounce of gold sold, excluding gold equivalent ounces. See “Operating and Financial Review and Prospects—All-in Sustaining and All-in Cost”.

In fiscal 2015, gold production decreased by 4.4% to 0.301 million ounces from 0.315 million ounces in fiscal 2014, primarily due to lower grades and volumes processed. Operating costs decreased by 25.6% to U.S.$135.9 million from U.S.$182.6 million in fiscal 2014, primarily due to cost control measures and exchange rate benefits when converting to U.S.$. Total AIC in Australian dollar terms increased by 14% due to lower gold production and higher capital expenditures, partially offset by lower operating costs. In U.S. dollar terms, total AIC decreased to U.S.$764/oz in fiscal 2015 compared with U.S.$809/oz in fiscal 2014 as a result of the depreciation of the Australian dollar.

Assuming that Gold Fields does not increase or decrease reserves estimates at Granny Smith and that there are no changes to the current mine plan, Granny Smith’s December 31, 2015 proven and probable reserves of 1.37 million ounces will be sufficient to maintain production through approximately fiscal 2024. However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management”, there are numerous factors which can affect reserve estimates and the mine plan, which could thus materially change the life of mine.

Granny Smith is engaged in underground mining and is thus subject to all of the underground and surface mining risks discussed in “Risk Factors”. The primary safety risk at Granny Smith is falls of ground at the underground operations, which is addressed through the use of ground support, backfilling of open voids and sequencing of mine operations to improve overall stability of the ground. For more information about workplace injuries at Granny Smith, see “Directors, Senior Management and Employees—Employees—Health and Safety—Safety” and “Directors, Senior Management and Employees—Employees—TRIFR, Fatalities and Fatal Injury Frequency Rate”.

There were no strikes and/or material work stoppages at Granny Smith in fiscal 2015 and none to date since December 31, 2015.

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

The table below sets forth year commissioned, processing techniques and processing capacity per month, as well as average tonnes milled per month and metallurgical recovery factors during fiscal 2015, for the plant at Granny Smith.

Processing Techniques

Plant	Year commissioned	Comminution phase	Treatment phase	Capacity(1)(2)	Average milled for fiscal 2015	Approximate recovery factor for fiscal 2015 (3)
				(tonnes/month)
Granny Smith Processing Facility	1990	Crushing and SAG and Ball milling	Leaching/CIP, gravity circuit and refinery	283,000	121,000	92.7%

Notes:

(1)	Nameplate capacity as stated by the manufacturer. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.

(2)	The plant has gone through a number of upgrades and re-configurations over the years and has treated ore from different sources. The throughput capacity is in excess of three million tonnes per annum, however it is currently operated on a campaign basis of up to approximately 1.5 million tonnes per annum, and is only used to treat the ore from the Wallaby underground mine.
(3)	Percentages are rounded to the nearest whole percent.

Capital Expenditure

On an IFRS basis, (as included in the geographical and segment information included in Note 26 to the consolidated financial statements) Gold Fields spent A$96.3 million, or U.S.$72.4 million, on capital expenditures at Granny Smith in fiscal 2015, primarily on mine development, exploration activity and improvements to the processing facility. Gold Fields has budgeted approximately A$118.2 million, or U.S.$86.7 million, for capital expenditures at Granny Smith in fiscal 2016. These funds are principally earmarked for exploration, capital development and a ventilation shaft and associated infrastructure.

Darlot

Introduction

Darlot is located in the Eastern Yilgarn Craton, approximately 55 kilometers southeast of Leinster and some 700 kilometers northeast of Perth in Western Australia. It holds exploration licenses, prospecting licenses and mining leases covering a total area of approximately 13,100 hectares. Darlot is currently an underground operation. The Darlot operation obtains electricity pursuant to a contract with an electricity generating contractor that expires in March 2020 and has access to water, rail, air and road infrastructure. Consumables and supplies are trucked in locally from both Perth and Kalgoorlie.

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

In fiscal 2015, Darlot faced constraints caused by mining scattered remnant areas over a relatively large footprint, while developing towards the higher grade Lords South Lower virgin ore body. Notwithstanding the difficulties associated with mining in remnant areas, Darlot continued its strategy of self-funding an exploration program in order to extend the mine’s life.

In fiscal 2015, the mine focused on these exploration programs to replace production depletion and to extend the life-of-mine. During the year, the mine initiated stoping in the Lords South Lower area with positive grade reconciliations. Incremental expansion options have also been identified. Darlot also drilled the Centenary Oval area, delivering a small maiden inferred resource during fiscal 2015.

Further resource conversion drilling was advanced by the end of fiscal 2015. In addition, the mine undertook a significant ramp up of surface exploration activities, inclusive of detailed structural and geophysical targeting, aimed at identifying potential ore bodies at depth analogous to the Centenary depth ore body. The exploration program in fiscal 2015 focused on both underground and surface prospective areas dependent on exploration success and technical evaluations. A total of 50,278m of drilling was completed. Additional near-mine exploration targets for fiscal 2016 include further extensions to Lords and the Centenary areas.

Detailed below are the operating and production results at Darlot for the three-month period from October 1, 2013 to December 31, 2013 (the period of Gold Fields’ ownership of the mine in fiscal 2013), fiscal 2014 and fiscal 2015.

	Three months ended December 31, 2013	Fiscal 2014	Fiscal 2015
Production
Tonnes (‘000)	158	525	457
Recovered grade (g/t)	3.9	5.0	5.3
Gold produced (‘000 oz)(1)	20	84	78
Results of operations ($ million)
Revenues	26.0	106.2	91.3
Operating costs (excluding amortization and depreciation)(2)	21.6	81.9	59.8
All-in sustaining cost net of by-product revenues per ounce of gold sold ($)(2)	1,132	1,222	1,057
All-in costs net of by-product revenues per ounce of gold sold ($)(2)	1,132	1,222	1,057

Notes:

(1)	In fiscal 2013, production is reported from October 1, 2013, the date on which Gold Fields effectively acquired the mine.
(2)

For a reconciliation of Gold Fields’ operating costs excluding amortization and depreciation, as calculated in accordance with IFRS (as included in the geographical and segment information included in Note 26 to the consolidated financial statements), to its AISC and AIC net of by-product revenues per ounce of gold sold for fiscal 2015, 2014 and 2013, see “Operating and Financial Review and Prospects—All-in Sustaining and All-in Cost”. AIC and AISC are calculated per ounce of gold sold, excluding gold equivalent ounces. See “Operating and Financial Review and Prospects—All-in Sustaining and All-in Cost”.

In fiscal 2015, gold production decreased by 7.1% to 0.078 million ounces from 0.084 million ounces in fiscal 2014, due to lower tonnes mined and processed partially offset by higher grades mined in the New Lords South Lower deposit, where production commenced during the second half of the year. Operating costs decreased by 27.0% to U.S.$59.8 million from U.S.$81.9 million in fiscal 2014 due to lower tonnes mined and processed, cost control measures and a depreciating Australian dollar. Total AIC in Australian dollar terms increased by 4% due to lower gold production and higher capital expenditures, partially offset by lower operating costs. In U.S. dollar terms, total AIC decreased to U.S.$1,057/oz in fiscal 2015 compared with U.S.$1,222/oz in fiscal 2014, due to the depreciation of the Australian dollar.

Assuming that Gold Fields does not increase or decrease reserves estimates at Darlot and that there are no changes to the current mine plan, Darlot’s December 31, 2015 proven and probable reserves of 0.04 million ounces will be sufficient to maintain production through approximately fiscal 2016. However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management”, there are numerous factors which can affect reserve estimates and the mine plan.

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

There were no strikes or material work stoppages at Darlot in fiscal 2015 or to date in fiscal 2016.

Processing

Darlot has a mill that treats primary ore. The table below sets forth year commissioned, processing techniques and processing capacity per month, as well as average tonnes milled per month and metallurgical recovery factors during fiscal 2015, for the plant at Darlot.

Processing Techniques

Plant	Year commissioned	Comminution phase	Treatment phase	Capacity(1)	Average milled for fiscal 2015	Approximate recovery factor for fiscal 2015(2)
				(tonnes/month)
Darlot Mill	1988	Three stage crushing and two stage ball mills	CIL	64,000	38,050	95.3%

Notes:

(1)	Nameplate capacity as stated by the manufacturer. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.
(2)	Percentages are rounded to the nearest whole percent.

Capital Expenditure

On an IFRS basis (as included in the geographical and segment information included in Note 26 to the consolidated financial statements), Gold Fields spent A$26.6 million, or U.S.$20.0 million, on capital expenditures at Darlot in fiscal 2015, primarily on development of the Lords South Lower ore body and exploration. Gold Fields has budgeted approximately A$10.4 million, or U.S.$7.6 million, for capital expenditures at Darlot in fiscal 2016. These funds are principally earmarked for exploration and capital development.

Far Southeast Scoping Study

In September 2010, Gold Fields entered into two option agreements with Lepanto Consolidated Mining Company, or Lepanto, the 60% owner, and Liberty Express Assets, or Liberty, the 40% owner of the gold-copper Far Southeast Project, or FSE, in the Philippines, granting Gold Fields an option to acquire a total 60% interest in FSE for a total consideration of $340 million, or the Liberty and Lepanto options. After paying option fees of $10 million and making two down-payments of $44 million and $66 million in September 2010 and September 2011 respectively, Gold Fields exercised its 40% option in March 2012 by acquiring Liberty’s 40% interest in FSE after making a further $110 million payment. Gold Fields continues to hold its option to acquire an additional 20% stake in FSE from Lepanto for a further $110 million, which, if exercised, would increase its total interest in FSE to 60%.

The Liberty and Lepanto options were initially granted to Gold Fields for the later of 18 months from signature in September 2010 or the date of receiving a Financial or Technical Assistance Agreement, or FTAA, for the project. A FTAA allows a foreign corporation to control a majority interest in a Philippine mining project. Notwithstanding this provision, Gold Fields had the discretion to exercise either option prior to the FTAA being granted as it did by exercising its Liberty option to acquire ownership of 40% of FSE.

The FTAA application for the FSE project was filed in November 2011. The application requires free, prior and informed consent, or FPIC, of the Kankana-ey indigenous people for Gold Fields’ exploration activities. In July 2013, the Kankana-ey people’s elders voted in favor of FPIC for the project. In February 2015, a memorandum of agreement was signed with the communities, and the Kankana-ey people’s elders passed a resolution in favor of granting a FTAA to FSGRI, the joint venture company of Lepanto and Gold Fields. Gold Fields targets completion of the FTAA process in 2016 or 2017, subject to Philippine legal and regulatory approvals.

The FTAA for the FSE project is to be converted and excised from existing Mineral Production Sharing Agreements, or MPSAs, which are agreements between the government and a contractor that grant the holder the exclusive right to conduct mining operations within the contract area. In converting the existing MPSAs, the FTAA’s initial term will be that of the remaining period of the relevant MPSA. Most of the FSE deposit occurs in one MPSA, 001-90, that is jointly held by Lepanto and FSGRI. To preempt the expiration of the initial 25 year term of MPSA 001-90 in March 2015, Lepanto and FSGRI applied for the renewal of MPSA 001-90 in June 2014. In February 2015, Lepanto and FSGRI commenced arbitration proceedings against the Philippine Government to determine whether FPIC is also required for the renewal of MPSA 001-90. In November 2015, the arbitral panel determined that FPIC is not required for the renewal of MPSA 001-90. This determination is being contested by the Republic of the Philippines, which has filed a petition to vacate the arbitral award.

Americas Operations

Prior to fiscal 2013, Gold Fields owned a 98.5% economic interest in the Cerro Corona mine through its shareholding in La Cima. Gold Fields increased its economic interest in La Cima to 99.53% through a reduction in capital carried out in December 2013. Following the dissolution of the GIP division in fiscal 2013, Gold Fields relocated its exploration projects to its existing regional structures. As part of this restructuring, the Woodjam

Project, Salares Norte and Piedra, and the Chucapaca Feasibility Study were relocated to Americas operations. Woodjam and the Chucapaca Feasibility Study have been sold since the restructuring.

Cerro Corona

Introduction

The Cerro Corona mine became operational by the end of the third quarter of fiscal 2008. It forms part of a porphyry copper-gold deposit situated within the Hualgayoc Mining District in northern Peru. It is located in the highest part of the Western Cordillera of the Andes, in northern Peru, close to the headwaters of the Atlantic continental basin. Cerro Corona is located approximately 80 kilometers by road north of the City of Cajamarca. La Cima holds mining concessions covering a total area of approximately 4,400 hectares and Cerro Corona is being developed over an area of approximately 1,300 hectares of superficial land (the rights to which are held by Gold Fields). Cerro Corona’s electricity is supplied through a long-term contract with a Peruvian power supplier and transported through the national power transmission system and a 34 kilometer transmission line constructed by the project. Cerro Corona’s water requirements are provided primarily by retention of rainfall and pit dewatering; water is continuously recycled.

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

Mining

The Cerro Corona deposit is mined by conventional, bulk surface mining methods. The Cerro Corona operation involves a single surface mine. This ore is treated in a conventional milling and sulphide flotation concentrator capable of treating 6.7 million tonnes per annum of ore and producing between 100,000 and 150,000 tonnes per annum of concentrate containing copper and gold, which is treated mainly at smelters in Japan and Germany.

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

In fiscal 2015, Cerro Corona’s gold equivalent production decreased by 9% (but the operation remained the Group’s lowest cost producer by all-in cost per ounce, mainly producing high-margin gold and copper) due to a decrease in gold and copper grades as well as a lower gold equivalent price ratio.

A pre-feasibility study has been completed to determine if the prevailing tailings storage facility constraint on Cerro Corona’s mineral reserves could be lifted and allow for the placement of additional tailing material over the life of mine. The study builds on previous work by incorporating the latest design updates for the tailings storage facility, including optimization of the mine in the potential expanded case, as well as the assessment of additional new opportunities. Additional work on this study is scheduled in fiscal 2016.

The option to process both oxide stockpiles and sulphide ore through the current sulphide plant in conjunction with each other is under review. During fiscal 2015, a number of studies with respect to treating the oxide stockpiles were conducted, including the completion of the flotation test work.

In fiscal 2014, Gold Fields extended its electricity supply agreement with private utility Kallpa Generacion S.A. to supply power to the mine until 2027, significantly increasing Cerro Corona’s long-term energy security.

Detailed below are the operating and production results at Cerro Corona in fiscal 2013, fiscal 2014 and fiscal 2015.

	Fiscal 2013	Fiscal 2014	Fiscal 2015
Production
Tonnes (‘000)	6,571	6,797	6,710
Gold Head grade (g/t)	1.13	1.06	1.07
Copper Head grade (%)	0.55	0.58	0.52
Combined yield (g/t)	1.5	1.5	1.4
Gold produced (‘000 oz)	159	151	159
Copper produced (‘000 tonnes)	30	32	29	(1)
Gold equivalent ounces (‘000 eq oz)	317	327	296
Results of operations ($ million)
Revenues	390.9	375.5	292.2
Operating costs (excluding amortization and depreciation)(2)	161.3	158.2	143.8
All-in sustaining cost net of by-product revenue per ounce of gold sold ($)(2)	206	316	718
All-in costs net of by-product revenue per ounce of gold sold ($)(2)	206	316	718
All-in sustaining cost gross of by-product revenue per equivalent ounce of gold sold ($)(2)	707	702	777
All-in costs gross of by-product revenue per equivalent ounce of gold sold ($)(2)	707	702	777

Notes:

(1)	Equates to 136,700 ounces on a gold equivalent basis at a price of $1,163 per ounce of gold and $5,533 per tonne of copper.
(2)	For a reconciliation of Gold Fields’ operating costs excluding amortization and depreciation, as calculated in accordance with IFRS (as included in the geographical and segment information included in Note 26 to the consolidated financial statements), to its AISC and AIC net of by-product revenues per ounce of gold sold for fiscal 2015, 2014 and 2013, see “Operating and Financial Review and Prospects—All-in Sustaining and All-in Cost”. See “Operating and Financial Review and Prospects—All-in Sustaining and All-in Cost”.

In fiscal 2015, total managed gold equivalent production decreased by 9% to 0.296 million equivalent ounces from 0.327 million equivalent ounces in fiscal 2014, mainly as a result of the lower copper price and a planned decline in copper grades, as per the life of mine plan. Net operating costs decreased by 9.1% to U.S.$143.8 million from U.S.$158.2 million in fiscal 2014, mainly the result of cost management measures and lower ore tonnes mined. AISC and AIC amounted to U.S.$718/oz in fiscal 2015 compared with U.S.$316/oz in fiscal 2014 due to lower gold sold, lower by-product credits and higher capital expenditure, partially offset by lower net operating costs. AISC and AIC, on a gold equivalent basis, totaled U.S.$777/oz in fiscal 2015 compared with U.S.$702/oz in fiscal 2014 due to the same reasons as above as well as lower equivalent ounces sold.

Assuming that Gold Fields does not increase or decrease reserve estimates at Cerro Corona and that there are no changes to the current mine plan, Cerro Corona’s December 31, 2015 proven and probable reserves of 1.54 million ounces of gold and 534 million pounds of copper (of which, 1.54 million ounces of gold and 532 million pounds of copper are attributable to Gold Fields, with the remainder attributable to non-controlling shareholders at La Cima) will be sufficient to maintain production through approximately fiscal 2023. However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management”, there are numerous factors that can affect reserve estimates and the mine plan, which could thus materially change the life of mine.

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

Cerro Corona experienced no work stoppages in fiscal 2015 and has experienced none to date since December 31, 2015.

Processing

The following table sets forth year commissioned, processing techniques and processing capacity per month, for the processing plant at Cerro Corona:

Processing Techniques

Plant	Year commissioned	Comminution phase	Treatment phase	Capacity (1)	Average milled for fiscal 2015	Approximate recovery factor for fiscal 2015(2)
				(tonnes/month)
Main Plant	2008	SAG/ball milling	Conventional sulphide floatation circuit	560,000	559,000	Gold 72% Copper 86%

Notes:

(1)	Nameplate capacity as designed. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.
(2)	Percentages are rounded to the nearest whole percent.

In July 2014, two new mobile jaw crushers were installed to facilitate the delivery of six-inch material to the SAG mill. With these crushers, Gold Fields expects to maintain current plant throughput despite increasing hardness of the ore as mining from the pit goes deeper.

Capital Expenditure

On an IFRS basis, (as included in the geographical and segment information included in Note 26 to the consolidated financial statements) Gold Fields spent U.S.$65 million on capital expenditures at Cerro Corona in fiscal 2015, consisting primarily of the ongoing construction of the tailings management facility as well as the construction of a new camp as the existing camp will be flooded later in fiscal 2016, as the tailings dam expands. Gold Fields has budgeted approximately U.S.$53.7 million for capital expenditures at Cerro Corona for fiscal 2016, primarily on tailing dam storage and waste storage construction.

Salares Norte and Piedra

In Chile, Gold Fields exercised an option, as part of an agreement, in February 2012 to acquire 100% of two properties, Salares Norte and Piedra, from SBX Asesorias e Inversiones, a private Chilean company, and the concessions were registered under the name Minera Gold Fields Salares Norte Limitada, a wholly owned subsidiary of Gold Fields. The project was promoted to “Advanced Drilling” status in July 2012. The Salares Norte advanced drilling project is focused on a gold-silver deposit in the Atacama region of northern Chile. Mineralization is contained within a high-sulphidation epithermal system, offering high-grade oxide mineralization. The project is located within a core 900ha concession area and Gold Fields has options to purchase two adjoining concessions that would add a further 2,100ha. In addition to Salares Norte, Piedra and the associated options mentioned above, Minera Gold Fields Salares Norte Limitada and other Gold Fields subsidiaries in Chile, also control mineral rights to approximately 77,800 hectares of other concessions and option agreements in the Salares Norte region.

In fiscal 2013, Gold Fields reported a maiden inferred mineral resource. Preliminary indications, supported by metallurgical test work, suggest carbon-in-leach processing could deliver recovery rates of around 90%. Furthermore, the project is located in a favorable mining jurisdiction.

Water security is not expected to pose a material challenge to project execution and operation but it is an issue that requires proactive management. In the first quarter of fiscal 2014, Gold Fields filed a water rights claim before the General Water Bureau for a nearby reservoir that could potentially yield 166 liters per second, which would be sufficient for future operations. The remote location of the site means there will likely be minimal community impacts. Indigenous Colla presence has not been identified in the project area. The closest community is located about 100km from the project, along the access road.

Collectively, these qualities mean Salares Norte offers significant potential in terms of future cash generation. As such, the decision has been made to retain it within Gold Fields’ growth portfolio. Further drilling and studies will continue in fiscal 2016 in the amount of approximately U.S.$51 million.

Woodjam Project

See “—Developments since December 31, 2014”.

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

Global Markets

Demand

The two main categories of demand for gold are fabrication (primarily jewelry) and investment (private and governmental). Gold demand over the last few years has been mainly driven by China and India, which accounted for 54% of the total global demand in 2015, 2014 and 2013. The price of gold has fallen by around 45% between 2011 and 2015. Since 2015, it has recovered and in early March 2016 was trading at levels of around U.S.$1,200 per ounce to U.S.$1,250 per ounce. More than any other variable, the gold price is the key dynamic informing Gold Fields’ business strategy and the volatility of the price over the past few years has been one of the key reasons for the strategic restructuring undertaken by the Company.

Much of the traditional investor case for gold as a safe haven has come under pressure over the past four years. In 2012, investor demand eased as it became apparent that many of the feared economic worst-case scenarios were unlikely to materialize. The gold price subsequently fell, as the equity and real estate markets started to offer stronger returns. As a result, many investors sold their physical gold holdings in 2013 and 2014, resulting in a sharp drop in the gold price.

The gold price continued to decline in 2015 by 8% year-on-year amid slowing demand and fears of an interest rate hike in the United States. On balance, the negative supply and demand trends have seen the average gold price received by Gold Fields decline to U.S.$1,140/oz in 2015 from a high of U.S.$1,656/oz in 2012.

While much of the gold price’s short-term movements are the result of market sentiment, the longer-term movements remain underpinned by supply and demand fundamentals. Based on these fundamentals, management believes that the gold price will improve over the next few years though it will undoubtedly experience more short-term volatility.

According to the WGC, gold demand was little changed from last year, declining from 4,414 tonnes in 2014 to 4,258 tonnes in 2015.

However, in the longer term, management believes that key demand fundamentals will assert themselves due to:

•

Ongoing growth in emerging market demand for physical gold, in China, India and other countries. Jewelery demand in both countries rebounded in the second half of last year continuing a long-term trend which confirmed the inherent affinity of consumers in those countries to gold;

•

A continued build-up of gold reserves by the world’s central banks (or, at least, maintaining their current holdings) amid economic and political uncertainty and reserve diversification away from the U.S. Dollar. Net purchases by central banks and other official institutions totaled 588 tonnes in 2015, in line with the strong purchases of around 600 tonnes per annum for each of the preceding three years; and

•

The continued need for a safe haven asset in times of economic and political uncertainty. Though this may not have been as prevalent a factor over the past five years as previously used to be the case, the gold price’s more recent recovery to levels of around U.S.$1,250 per ounce has been driven amid investor uncertainty in global stock markets.

Supply

Supply of gold consists of new production from mining, the recycling of gold scrap and releases from existing stocks of bullion. Mine production represents the most important source of supply. Management believes that long-term gold supply issues will act to support a recovery in the gold price. According to the WGC, total gold supply declined by 7% in the fourth quarter of 2015, due to an estimated 4% drop in global mine output, the largest quarterly reduction since 2008. Total mine production for 2015 at 3,176 tonnes was only 1% higher than 2014 production, its slowest annual increase since 2008.

This trend is set to continue. The GFMS consultancy predicts a further drop in mine production in 2016, due to lower production at more mature mines, a decline in average grades at most gold operations and a lack of new mines coming on stream. Many analysts believe peak mine production was reached in 2015, coinciding with a high in gold discoveries in the mid-1990s and assuming an average 20-year development cycle. Goldman Sachs has stated that there may be only 20 years of known mineable reserves of gold left.

Price

The market for gold is relatively liquid compared to other commodity markets, with London being the world’s largest gold trading market. Gold is also actively traded via futures and forward contracts. The price of gold has historically been significantly affected by macroeconomic factors, such as inflation, exchange rates, reserves policy and by global political and economic events, rather than simple supply/demand dynamics. Gold is often purchased as a store of value in periods of price inflation and weakening currency. The price of gold has historically been less volatile than that of most other commodities. However, after almost a decade of steady increases in the gold price due to rising investment demand against a backdrop of relatively flat supply, the price of gold traded at lower levels in 2014, amid increased economic volatility in the United States. In 2015, the price of gold fell by 10%. The closing gold price on December 31, 2015 was U.S.$1,062 per ounce. In 2015, the spot gold price was as high as U.S.$1,296 and as low as U.S.$1,060.

Top Producers

Based on fiscal 2015 production, the first, second, third and fourth largest gold producers in the world were Barrick, Newmont, AngloGold Ashanti and Goldcorp, respectively. According to publicly available sources, at March 28, 2016, December 31, 2015, December 31, 2015 and December 31, 2015, respectively, Barrick had 20 operations in eight countries, Newmont had 15 operations in six countries, AngloGold Ashanti had 19 operations in nine countries and Goldcorp had 15 operations in five countries. In fiscal 2015, Gold Fields was the seventh largest gold producer in the world.

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

South African environmental legislation commonly requires businesses whose operations may have an impact on the environment to obtain permits, authorizations and other approvals for those operations. The applicable environmental legislation also imposes general compliance requirements and incorporates the “polluter pays” principle. On September 2, 2014 a number of amendments to the environmental laws were published. Such amendments were aimed at, amongst other things, resolving the problem of fragmented regulation of the mining industry, by creating what is known as the “One Environmental System”. Although the amendments were published on September 2, 2014, some of them only became effective on December 8, 2014. Prior to these amendments, there was debate as to whether an environmental authorization was required for mining operations if a mining entity had an environmental management plan/program, or EMP, approved by the DMR. This debate was settled by the amendments to the environmental laws, which have made it clear that in terms of the “One Environmental System”, as of December 8, 2014, environmental authorizations are required for prospecting/mining operations and related activities, in addition to an EMP. The DMR is now the competent authority to grant environmental authorizations under NEMA. However, the competent officials at the Department of Environmental Affairs, or DEA, remain the appellate authority. Directors may be held liable under provisions of the NEMA for any environmental degradation and/or the remediation thereof.

The Minerals and Petroleum Resources Development Amendment Bill was published on December 27, 2012 for public comment. A second version of this Bill was published in June 2013 and although the Parliamentary process is complete, the Bill has yet to be published as an Amendment Act as the President has referred it back to Parliament because in his view, certain of its provisions were not in accordance with the Constitution of South Africa. See “—Mineral Rights”. This Bill contains further proposed amendments to allow for a smooth transition to the “One Environmental System”. Another proposed amendment to the MPRDA is for the holder of a mining right, previous holder of an old order right, or previous owner of works that has ceased to exist to remain liable for any latent or residual environmental liability, pollution, ecological degradation, the pumping and treatment of extraneous water which may become known in the future, notwithstanding the issuance of a closure certificate in terms of the MPRDA. The NEMA has been amended to provide that every holder, holder of an old order right or owner of works will remain responsible for any environmental liability, pollution or ecological degradation, the pumping and treatment of polluted or extraneous water and the management and sustainable closure thereof, notwithstanding the issuing of a closure certificate.

South African mining companies are required by law to undertake rehabilitation work as part of their ongoing operations in accordance with an approved EMP, which supports a mine closure plan. Gold Fields funds these environmental rehabilitation costs as part of its operating cash flows, and its long-term closure costs are funded by making cash contributions into an environmental trust fund with the difference between the closure provision made to date and the final closure cost estimate funded through insurance guarantees. Gold Fields is currently in the process of amending its EMPs and has also submitted a performance assessment report in respect of its rehabilitation work in South Africa. Gold Fields is evaluating the transitional provisions in the Regulations Pertaining to the Financial Provision for Prospecting, Exploration, Mining or Production Operations, which were published in terms of NEMA on November 20, 2015, through discussions with the Chamber and the respective government departments.

In line with the achievement of the “One Environmental System”, the National Water Act was also amended. Due to the past delays surrounding the processing of water use licenses, the NWA now requires the Minister of Water and Sanitation to align and integrate the process for consideration of a water use license with the timeframes and processes appurtenant to applications for prospecting and mining rights under the MPRDA, as well as environmental authorizations of the NEMA. Another amendment to the NWA is the insertion of a provision to the effect that a person aggrieved in regard to a decision made on an application for a water use license (particularly for prospecting or mining) can appeal directly to the Minister of Water and Sanitation.

Further, under the National Water Act, No. 36 of 1998, or the National Water Act, all water in the hydrological cycle is under the custodianship of the South African government held in trust for the people of South Africa and water users have been required to re-register their water uses under the National Water Act. In addition, the National Water Act governs waste and waste water discharges which may affect a water resource. The South African government uses various policy instruments and mechanisms, such as the water use license regime and the proposed waste discharge charge system, to ensure compliance with prescribed standards and water management practices according to the user pays and polluter pays principles, and to shift some of the treatment and clean-up cost back to the polluters. Gold Fields continues to use all reasonable and practical measures to remove underground water to permit the routine safe functioning of South Deep. South Deep was issued with a water use license in November 2011 by the DWS. Certain conditions and other aspects of the approved license were identified as requiring modification and an application to address these was submitted to the DWS in February 2012. A further amended water use license application was submitted to the DWS in November 2013, primarily to reflect the results of a re-assessment of expected water use requirements and a changing water balance. No response was received from the DWS in relation to the 2013 amendment. In November 2014, an agreement was reached with the DWS to withdraw the 2013 amendment and to submit an updated amendment application in May 2015. The May 2015 amendment application reflects the proposed changes to the approved 2011 water use license conditions. In addition, the updated amendment reflects a variety of water management projects and initiatives that were implemented during fiscal 2014 and that are planned for implementation during fiscal 2015 and beyond. A presentation was provided to the DWS in March 2015 to appraise them of the proposed structure and content of the new amendment, prior to the re-submission in May 2015. A decision on the application is currently expected in the third quarter of fiscal 2016. The existing approved license will remain in place while the application is processed by the DWS.

Under the National Environmental Management Air Quality Act, No. 39 of 2004, or Air Quality Act, the South African government has established minimum emission standards for certain activities which result in air emissions and for which atmospheric emissions licenses, or AELs, must be held. The Amended Minimum Emissions Standards related to the list of activities resulting in atmospheric emissions, or Listed Activities, were released by the Minister of Water and Environmental Affairs and came into operation on November 22, 2013. Existing plants were required to comply with the Minimum Emissions Standards by April 1, 2015. Newly granted AELs under the Air Quality Act will incorporate the Minimum Emissions Standards as conditions. Non-compliance with the Minimum Emissions Standards is an offense under the Air Quality Act. South Deep mine undertakes activities which result in atmospheric emissions, as provided for by the Air Quality Act, and holds a registration certificate authorizing such activities under previous legislation. South Deep has submitted the necessary application for a new license under the Air Quality Act in respect of some of the emitting activities undertaken at South Deep. South Deep submitted an application for an AEL in March 2013. A meeting was held in March 2014 with the West Rand District Municipality to discuss the AEL application. The outcome of this meeting required South Deep’s application to be amended to include Listed Activities. Gold Fields resubmitted an amended AEL application to the West Rand District Municipality, following which a provisional AEL for South Deep was granted pursuant to section 40(1)(a) of the Air Quality Act in respect of South Deep’s three listed activities. The provisional AEL was valid for a period of one year of operation from November 13, 2014 and an extension was granted in November 2015, which will remain valid until the final AEL is issued. The application for the final AEL was filed in November 2015. Gold Fields is drafting a plan to ensure it is in compliance with the applicable requirements of the Air Quality Act, including the new Minimum Emissions Standards.

The introduction of a carbon tax has been pending since 2011 and the most recent indication of the government’s intention to introduce the tax is the publication for comment of the draft Carbon Tax Bill in November 2015 which anticipates that the carbon tax will be implemented on January 1, 2017. The carbon tax design requires the calculation of liability to be based on the volume of fossil fuel input which results in Scope 1 greenhouse gas emissions, and for such liability to commence at a marginal rate of R120 per tonne of CO2-e, increasing by 10% per annum. The design also anticipates tax free exemptions ranging between 60% and 95%, with various allowances that would permit a tax liable entity to further mitigate its liability. Accordingly, the effective tax rate will vary between R6 and R48 per tonne of CO2-e. Such allowances include an increased tax free threshold for trade exposed sectors, recognition of emission reduction efforts, additional allowance for participating in the national carbon budgeting system, carbon offset allowances and the use of carbon offsets against a carbon tax liability. If South Deep is liable to pay carbon tax, it is expected to qualify for at least 80% of the allowances. As such, its exposure is expected to be initially calculated (in the first year of carbon tax exposure) on 20% of the mine’s Scope 1 emissions which have been estimated to be 7,101 tonnes of CO2-e in fiscal 2015. Based on these emissions, the potential tax liability in 2016 is estimated at approximately U.S.$12,200. However, and notwithstanding some five years in development of the design, the precise implications of the carbon tax to South Deep are currently still unknown, and it is anticipated that greater certainty will be forthcoming during the course of 2016. The uncertainties relating to the carbon tax include:

•	whether Eskom will pass the carbon tax through tariff adjustments;

•	whether Scope 1 emissions from on-site diesel powered emergency generators would be exempt from the tax;

•	whether the current environmental levy on grid electricity would be reduced or entirely removed; and

•	the method by which a fuel price adjustment would be implemented to include a carbon tax.

Recent comments from the Davis Tax Review Committee set up by the Minister of Finance acknowledged the importance of the carbon tax for the future strength of the economy in the context of the international response to climate change and recommended that the carbon tax be implemented from 2017. Given the uncertainties around the carbon tax design and the financial impact of the tax, the Committee advised that the tax be implemented with a 100% threshold in the first phase, which runs up to 2020. On the other hand, Treasury has indicated (in the 2016 Budget Review) that the means of dealing with the economic impact of the tax will be economy-wide revenue-neutrality, which means that some emitters will potentially still be liable to pay a carbon tax the revenue from which will be recycled through the economy. As of the date of this annual report, the final design was still pending.

The National Environmental Management Waste Act, No. 59 of 2008, or the Waste Act, commenced on July 1, 2009, with the exception of certain sections relating to contaminated land which came into force on May 2, 2014. Responsible waste management has become a priority for the DEA. Gold Fields is currently working with the DEA in order to ensure it is in compliance with the Waste Act. South Deep has one waste disposal facility which is currently dormant. The site consists of different waste streams, including waste that has radiation levels that are slightly above background levels, being the naturally occurring levels in geology. There is now a duty to rehabilitate this dormant site. South Deep must ensure that it has the appropriate waste management licenses and environmental authorizations for the closure and rehabilitation of all its waste sites. To this end, South Deep applied for two waste licenses in respect of its waste disposal facilities and salvage yard. On June 2, 2014, amendments to the Waste Act were published, which had the effect that as of December 8, 2014, residue deposits and residue stockpiles would be brought within the Waste Act’s scope of operation. Accordingly, as of December 8, 2014, in terms of the “One Environmental System”, residue stockpiles and residue deposits are now subject to regulation under the Waste Act and waste management licenses for activities relating to their establishment and reclamation will need to be obtained, subject to the transitional provisions in the amendments which were published in July 24, 2015. Such licenses will need to be obtained from the relevant officials at the DMR, who will become competent authorities under the Waste Act to issue such licenses for mining operations. The Regulations regarding the Planning and Management of Residue Stockpiles and Residue Deposits which were published on July 24, 2015 are also likely to have a financial impact on the management of these facilities, since they impose various classifications and associated liner requirements for new residue stockpiles and deposits. This is a fundamental shift in regulation as the Waste Act previously excluded residue deposits and residue stockpiles from its ambit. The 2013 Amendment Bill to the MPRDA also proposes the amendment of the definition of residue stockpiles to include historic mines and dumps created before the implementation of the MPRDA.

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

Although South Africa has a comprehensive environmental regulatory framework, enforcement of environmental law has traditionally been poor. The DEA and the DWS have indicated that enforcement will improve and that Environmental Management Inspectors will be provided with greater resources going forward. As of December 8, 2014, under the “One Environmental System”, separate Environmental Management Inspectors were appointed under the DMR to regulate environmental compliance of the mining industry. Although the DMR is still in the process of growing its inspectorate, related departments such as the DWS have generally shown an increased willingness to enforce the provisions of the NWA through the issue of pre-directives under the NWA.

Health and Safety

The principal objective of the South African Mine Health and Safety Act No. 29 of 1996, or the Mine Health and Safety Act, is to provide for the protection of the health and safety of employees and other persons at mines. The Mine Health and Safety Act requires employers and others to ensure their operating and non-operating mines provide a safe and healthy working environment, as far as reasonably practicable. The Mine Health and Safety Act provides for penalties and a system of administrative fines for non-compliance with the provisions thereof. The Mine Health and Safety Act further provides for employee participation through the establishment of health and safety committees and by requiring the appointment of health and safety representatives. It also provides for an employee’s right to refuse dangerous work. Finally, it describes the powers and functions of the Mine Health and Safety Inspectorate, or MHSI (which inspectorate is part of the DMR and the process of enforcement). The Mine Health and Safety Act authorizes the MHSI to restrict or stop work at any mine and require an employer to take steps to minimize health and safety risks at any mine. Under the Mine Health and Safety Act, an employer is obliged, among other things, to ensure, as far as reasonably practicable, that its mines are designed, constructed and equipped to provide conditions for safe operation and a healthy working environment. The employer is also required to ensure, as far as reasonably practicable, that its mines are commissioned, operated, maintained and decommissioned in such a way that employees can perform their work without endangering their health and safety or that of any other person. Every employer must ensure, as far as reasonably practicable, that persons who are not employees, but who may be directly affected by the activities at a mine, are not exposed to any hazards to their health and safety.

Any person, which may include an employer, who fails to comply with a provision of the Mine Health and Safety Act commits an offense and may be charged and, if successfully prosecuted, fined or imprisoned, or both. In addition, inspectors from the MHSI have the right to halt any part, or all, of the operations of a mine in the event of any circumstances, which the inspector has reason to believe endangers the health and safety of any person at the mine. The MHSI also has the power to impose administrative fines upon an employer in the event of a breach of the Mine Health and Safety Act. The maximum administrative fine that may be imposed is R1 million per offense.

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

Until recently, a provision in the Compensation for Occupational Injuries and Diseases Act No. 130 of 1993, or the COIDA, precluded an employee from recovering any civil damages from the employer for an occupational injury or disease resulting in his disablement or death. ODMWA governs the payment of compensation and medical costs for certain illnesses, such as silicosis, contracted by those employed in mines or at sites where activities ancillary to mining are conducted. Recently, the South African Constitutional Court ruled that a claim for compensation under ODMWA does not prevent the employee from seeking to recover damages from the employer as a civil action under common law. While issues, such as negligence and causation, need to be proved by the claimant on a case-by-case basis, such a ruling could expose Gold Fields to claims related to occupational hazards and diseases (including silicosis or other ailments alleged to arise due to exposure to hazardous materials and substances), which may be in the form of an individual claim, a class action or similar group claim. Although risks associated with alleged occupational exposure are likely to be greater, such actions may also arise in connection with the alleged incidence of such diseases in communities proximate to Gold Fields’ mines. A consolidated application has been brought against several South African mining companies, including Gold Fields, for the certification of a class action on behalf of current and former mineworkers (and their dependents) who have allegedly contracted silicosis while working for one or more of the mining companies in South Africa. See “—Legal Proceedings and Investigations”.

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

Under the MPRDA, prospecting rights may be granted for an initial maximum period of five years and can be renewed once upon application for a further period not exceeding three years. Mining rights are valid for a maximum period of 30 years, and can be renewed upon application for further periods, each of which may not exceed 30 years. A wide range of factors and principles, including proposals relating to black economic empowerment and social responsibility, will be considered by the Minister of Mineral Resources when exercising his discretion whether to grant these applications. A prospecting or mining right can be suspended or canceled if the holder conducts mining operations in breach of the MPRDA, a term or condition of the right or an environmental authorization (which may include an approved environmental authorization, environmental management plan or environmental management program deemed to be an environmental authorization, as the case may be), or if the holder of the right submits false, incorrect or misleading information to the DMR. The MPRDA sets out a process which must be followed before the Minister of Mineral Resources is entitled to suspend or cancel the prospecting or mining right. In May 2010, the DMR approved the conversion of the South

Deep old order mining right into a new-order mining right. Included in this approval was an additional portion of ground known as Uncle Harry’s, which is contiguous to South Deep. The durations of the South Deep mining right and the Uncle Harry’s mining right are both 30 years.

The MPRDA empowered the Minister of Mineral Resources to develop the Mining Charter, which is a set of guidelines that lays out the framework, targets and timetable for effecting entry of HDSAs into the mining industry and to allow such South Africans to benefit from the exploitation of South Africa’s mineral resources.

Among other things, the Mining Charter envisages the transfer of 26% of the ownership of South African mining industry assets to HDSAs within 10 years (i.e. by the end of 2014). Ownership can comprise active involvement, through HDSA-controlled companies (where HDSAs own at least 50% plus one share of the company and have management control), strategic joint ventures or partnerships (where HDSAs own at least 25% plus one vote of the joint venture or partnership interest and there is joint management and control) or collective investment vehicles, the majority ownership of which is HDSA based, or passive involvement, particularly through broad-based vehicles such as employee stock option plans. The Mining Charter also required mining companies to submit annual, audited reports on progress toward their commitments, as part of an ongoing review process. In addition to this process, the South African government had indicated that the Mining Charter would be reviewed during fiscal 2015, however, a number of important aspects of the Mining Charter remain to be finalized.

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

In the same vein as the 2009 Review, during the course of fiscal 2014, the DMR appointed a private entity to conduct Amended Mining Charter compliance audits on its behalf, in respect of a number of mining companies. Mining companies were required to complete questionnaires and templates as a means of reporting on their compliance with fiscal 2014 targets as set in the Amended Mining Charter. However, it is generally understood that the DMR disregarded or abandoned this audit process. It is therefore unclear what the status of the process is and what the outcomes were. It is also unclear whether or not the information provided during this audit process will be considered or used by the DMR for any purpose in the future. It appears that the information gathering mechanism has been substituted by the DMR’s own formal request for information and data on Amended Mining Charter compliance in terms of section 29 of the MPRDA. The DMR directed mining companies to populate an electronic reporting template, but this template has raised a number of concerns due to its inflexible approach towards the assessment of compliance with the Amended Mining Charter. The template applies a mechanical process in that it asks specific questions and requires the completion of certain information, without making provision for the detailing of complex facts or historical transactions entered into in pursuance of meeting the Mining Charter HDSA ownership element. On March 15, 2016, the DMR announced that all mining companies would be required to complete these templates by April 30, 2016.

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

Specifically, on March 31, 2015, the Chamber reported that the DMR believes that empowerment transactions by mining companies concluded after 2004 where the HDSA ownership level has fallen due to HDSA disposal of assets or for other reasons, should not be included in the calculation of HDSA ownership for the purposes of, among other things, the 26% HDSA ownership guideline under the Mining Charter. The position of Gold Fields is consistent with that of the Chamber, and is that such empowerment transactions should be included in the calculation of HDSA ownership. The DMR and the Chamber have agreed to approach the South African courts to seek a declaratory order which will provide a ruling on the relevant legislation and the status of the Mining Charter. On June 5, 2015 and pursuant to such agreement, the Chamber brought the Main Application. In February 2016, the Consolidation Application was filed by a third party, Malan Scholes Inc., to consolidate the Main Application with its own application for a declaratory order on the empowerment aspects of the Mining Charter. The Chamber indicated that it would oppose the Consolidation Application on the basis that the right to relief in the respective applications does not depend substantially on the same questions of law or fact. The Consolidation Application was heard on March 16, 2016. Judgment was reserved in the Consolidation Application and the court consequently postponed the Main Application. The Consolidation Application therefore now delays the hearing of the Main Application extending the period of uncertainty regarding the interpretation of the Mining Charter.

If the DMR were to prevail in the Main Application, mining companies, including Gold Fields, may be required to undertake further transactions in order to increase their HDSA ownership which would result in the dilution of existing shareholders. In such a case, mining companies may be required to maintain a minimum HDSA ownership level indefinitely. If the Chamber were to prevail in court, the DMR may enact new regulations to, among other things, increase HDSA ownership requirements for mining companies which would result in the dilution of existing shareholders. The position taken by the DMR also poses a risk that government may order the suspension or cancellation of mining rights for mining companies deemed not to be in compliance with the guidelines of the Amended Mining Charter. It is doubtful that they may lawfully do so in view of the Mining Charter’s questionable legal status and enforceability, among other things. At the Investing in Africa Mining Indaba conference in February 2016, the Minister of Mineral Resources indicated that the third Mining Charter or “Mining Charter III” would be released in the first half of 2016. See “Risk Factors—Gold Fields’ mineral rights are subject to legislation, which could impose significant costs and burdens and which impose certain ownership requirements, the interpretation of which are subject of dispute”.

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

In December 2012, the first draft of the Mineral and Petroleum Resources Development Amendment Bill, or the MPRDB, was published for comment. While the stated purpose of the MPRDB is, among other things, to remove ambiguities and enhance sanctions, the MPRDB has been criticized by stakeholders in the mining industry. Comments on the MPRDB were submitted and a second draft, known as the Mineral and Petroleum Resources Development Amendment Bill B15-2013 was published on May 31, 2013. A third draft, the Mineral and Petroleum Resources Development Amendment Bill B15B-2013 was approved by the National Assembly of Parliament on March 12, 2014 and by NCOP on March 27, 2014. The President has not assented to the MPRDB as he has found that in its current form, it did not accord with the Constitution of South Africa. In January 2015, the President therefore referred the MPRDB back to Parliament for reconsideration and Parliament has yet to produce a new draft of the MPRDB. On March 3, 2016, Parliament announced that it had referred the MPRDB to the National House of Traditional Leaders who have until the end of March 2016 to comment on the MPRDB. It is not publicly known which version of the MPRDB was sent to the National House of Traditional Leaders for comment. The first issue highlighted by the Presidency pertains to the elevation of the Mining Code and the Amended Mining Charter to the status of national legislation. The second issue highlighted by the Presidency is the fact that certain provisions of the MPRDB leave South Africa vulnerable to attack in international fora. The President is of the view that these provisions seem to be inconsistent with South Africa’s obligations under the General Agreement on Trade and Tariffs, or GATT, and the Trade, Development and Cooperation Agreement, or TDCA, to the extent that they appear to impose quantitative restrictions on exports in contravention of GATT and TDCA. The third and fourth issues highlighted by the President are the fact that there was insufficient public participation conducted and that the relevant traditional authorities were not consulted in regard to the possible impacts on customary law or the customs of traditional communities.

Once the President assents to the MPRDB, it will become an Act of Parliament and will come into effect on a date to be proclaimed by the President.

There is a large degree of uncertainty regarding the changes that will be brought about should the MPRDB be made an Act of Parliament. The MPRDB sought to introduce a requirement that the consent of the Minister of Mineral Resources would be required for the transfer of any interest in an unlisted company (previously required only for the transfer of a controlling interest) or any controlling interest in a listed company (previously not required), in respect of which companies hold a prospecting right or mining right. There has been much concern in this regard, as this amendment does not take into account the practicalities involved in the trading of shares of listed entities or that the proposed amendments may impede general corporate actions. There are also uncertainties in respect of the proposed introduction of provisions pertaining to the compulsory beneficiation of minerals within South Africa. The concern in this respect is that the Minister of Mineral Resources will have broad discretionary powers to prescribe the levels required for beneficiation in promoting the beneficiation of minerals. Further uncertainty also exists in respect of the introduction of provisions authorizing the Minister of Mineral Resources to declare certain minerals as “strategic” minerals, having regard to the national interest, the strategic nature of the mineral in question and the need to promote the sustainable development of the nation’s mineral resources. Concern in this regard goes to the fact that the declaration of specific minerals as “strategic” minerals will result in restrictions on the export thereof and that the proposed discretionary powers of the Minister of Mineral Resources in this regard are broad and unchecked. The manner and extent to which all of these issues will be dealt with following a further revision of the MPRDB remains to be seen.

The Chamber has emphasized the need for certainty with regard to the proposed amendments to the MPRDA to enable mining companies to plan and raise finance. The Chamber also believes that previous agreements reached with regard to certain sections of the Revised MPRDB must remain unchanged. There can, however, be no guarantee that such previously agreed sections will remain unchanged. At the Investing in Africa Mining Indaba conference held in February 2016, the Minister of Mineral Resources indicated that the MPRDB would be finalized in the first half of 2016.

The BBBEE Act and the BBBEE Amendment Act

The BBBEE Act established a national policy on broad-based black economic empowerment with the objective of increasing the participation of HDSAs in the economy. The BBBEE Act provides for various measures to promote black economic empowerment, including empowering the Minister of Trade and Industry to issue the BBBEE Codes with which organs of state and public entities and parties interacting with them or obtaining rights and licenses from them would be required to comply. There has been some debate as to whether or to what extent the mining industry was subject to the BBBEE Act and the policies and codes provided for thereunder. On October 24, 2014, the BBBEE Amendment Act No. 46 of 2013 was brought into operation. The BBBEE Amendment Act inserts a new provision in the BBBEE Act, whereby the BBBEE Act would trump the provisions of any other law in South Africa which conflicts with the provisions of the BBBEE Act, provided such conflicting law was in force immediately prior to the effective date of the BBBEE Amendment Act. The BBBEE Amendment Act also stipulates that this provision would only be effective one year after the BBBEE Amendment Act is brought into effect. This provision came into effect on October 24, 2015 and on October 27, 2015, the Minister for Trade and Industry published a government gazette notice declaring an exemption in favor of the DMR from applying the requirements contained in section 10(1) of the BBBEE Act for a period of 12 months. The exemption can be read as confirmation that the South African Department of Trade and Industry sees the BBBEE codes as “applicable” to the Mining Industry after the exemption is lifted on October 27, 2016. In any event it is not clear whether the DMR is likely to continue implementing the Mining Charter in its current form or whether it will apply the BBBEE Act or whether it would follow the BBBEE Codes.

This raises the question of whether the BBBEE Act and the BBBEE Codes may overrule the Mining Charter in the future. There is no clarity on this point at this stage. The revised Broad-Based Black Economic Empowerment Codes of Good Practice, or the Revised BEE Codes, became available for voluntary use on October 11, 2013 and became effective on May 1, 2015. Both the BBBEE Amendment Act and the Revised BEE Codes expressly stipulate that, where an economic sector in South Africa has a Sector Code in place for BEE purposes, companies in that sector must comply with the Sector Code. For purposes of the BBBEE Act, the Mining Charter is not a Sector Code. On February 17, 2016, the Minister of Trade and Industry published a gazette notice which repealed or confirmed the validity of a number of Sector Codes. The omission of the Mining Charter from the notice can be interpreted as confirmation that the Mining Charter is not contemplated as a Sector Code. This supports the interpretation BBBEE Act did not intend to trump the Mining Charter. While it remains to be seen how this will be interpreted, it appears that the BBBEE Act and the BBBEE Codes will not overrule the Mining Charter in the future. Although the Mining Charter is not a Sector Code, Gold Fields regularly reviews its status against the provisions and obligations of the Revised BEE Code, or Codes, to internally measure what its compliance would be if it were subject to the Codes. To date, we believe we would be compliant with the Codes; however there is no certainty as to whether the current obligations would supersede the Mining Charter or whether there would be a revision of the current Mining Charter.

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

The Minister of Finance has appointed the Davis Tax Review Committee to look into and review the current mining tax regime. The Committee’s First Interim Report on Mining, which was released for public comment on August 13, 2015, proposed no changes to the royalty regime but recommended the discontinuation of the upfront capital expenditure write-off regime in favor of an accelerated capital expenditure depreciation regime. In addition, the report recommended retaining the so called “gold formula” for existing gold mines only, as new gold mines would be unlikely to be established in circumstances where profits are marginal or where gold mines would conduct mining of the type intended to be encouraged by the formula. An alternative recommendation was to phase out the gold formula for all mines over a reasonable period of time. The Committee also recommended to phase out the additional capital allowances available to gold mines in order to bring the gold mining corporate income tax regime in line with the tax system applicable to all taxpayers.

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

Ghana

Environmental

The laws and regulations relating to the environment in Ghana have their roots in the 1992 Constitution which charges both the state and others with a duty to take appropriate measures to protect and safeguard the natural environment. Mining companies are required, under the Minerals and Mining Act, Environmental Assessment Regulations 1999 (LI 1652) and Water Use Regulations 2001 (LI 1692), to obtain all necessary approvals from the Environmental Protection Agency, or Ghanaian EPA, a body set up under the Environmental Protection Agency Act 1994 (Act 490), and, where applicable, the Water Resources Commission before undertaking mining operations. The Minerals and Mining Act also requires that mining operations in Ghana comply with all laws for the protection of the environment.

Under the relevant environmental laws and regulations, mining operations are required to undergo an environmental impact assessment process and obtain approval for an environmental permit prior to commencing operations. Environmental management plans, or EMPs, are first submitted to the Ghanaian EPA 18 months after the initial issuance of the permit and then every three years thereafter. The plan must include details of the likely impacts of the operation on the environment and local communities, as well as a comprehensive plan and timetable for actions to lessen and remediate adverse impacts. Approval of the management plan results in the issuance of an environmental certificate.

The laws also require mining operations to rehabilitate land disturbed as a result of mining operations pursuant to an environmental reclamation plan agreed with the Ghanaian regulatory authorities. The reclamation plan includes two cost estimates, namely the cost of rehabilitating the mining area for the life of the mine as well as the cost of rehabilitating the mine as at the date of the reclamation plan. These estimates are reviewed annually and updated every two years. The Environmental Assessment Regulations, 1999 (LI 1652) requires each mining company to post a reclamation bond. The terms of each reclamation bond are determined by a Reclamation Security Agreement between that company and the Ghanaian EPA. Mining companies are typically required to secure a percentage (typically between 50% and 100%) of the current estimated rehabilitation costs by posting reclamation bonds underwritten by banks and restricted cash. Gold Fields Ghana and Abosso maintain reclamation bonds underwritten by banks and restricted cash in order to secure a percentage of their total mine closure liability.

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

Mineral Rights

Gold Fields Ghana has two major mining leases in respect of its mining operations, namely the Tarkwa property lease and the Teberebie property lease. There are three mining leases under the Tarkwa property lease, all of which were granted in 1997 and will expire in 2027, and two mining leases under the Teberebie property lease, which were granted between 1988 and 1992, and expire in 2018. Under the provisions of the Minerals and Mining Law, 1986 (PNDCL 153), or the Minerals and Mining Law, and the terms of the mining leases, all of the mining leases under the Tarkwa and Teberebie properties are renewable by agreement between Gold Fields Ghana and the Government of Ghana. The Minerals Commission has approved Gold Fields Ghana’s application for an extension of the Teberebie leases to 2036 and has made recommendations to the Minister responsible for Lands and Natural Resources to grant the extension. Gold Fields Ghana has fully paid for the fees associated with the extension.

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

The Minerals and Mining Act, 2006 (Act 703), or the Minerals and Mining Act, came into force on March 31, 2006. Although the Minerals and Mining Act repealed the Minerals and Mining Law, and the amendments to it, the Minerals and Mining Act provides that leases, permits and licenses granted or issued under the repealed laws will continue under those laws unless the Minister responsible for minerals provides otherwise by regulation. It also provides that the Minister responsible for minerals shall grant the extension of the term of a lease on conditions specified in writing as long as the holder of mineral rights has materially complied with its obligations under the Act. Management believes that all of Gold Fields’ operations in Ghana are materially compliant with the relevant legislative requirements. Therefore, unless and until any new regulations are passed in respect of Gold Fields’ mineral rights, the Minerals and Mining Law will continue to apply to Gold Fields’ current operations in Ghana.

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

The Ghanaian parliament passed an Act that, effective March 9, 2012, increased taxes on mining companies. These changes included introducing a separate tax category for companies engaged in mining, which raised the applicable corporate tax rate from 25% to 35% and reduced the capital allowance regime from 80% for the first year with reductions to a uniform regime of 20% over five years. Under a new Income Tax Act enacted in 2015

(Act 896), unutilized capital allowance cannot be deferred if not used in the tax year. Further, a draft bill was proposed which sought to impose a windfall profit tax of 10% of the cash balance of a company engaged in mining activities. The planned windfall tax has, however, been on hold indefinitely since January 2014.

On March 17, 2016, the Parliament of Ghana ratified development agreements between Gold Fields Ghana, Abosso and the Government of Ghana. Parliamentary proceedings leading to the ratification were officially published on Parliament’s website on March 21, 2016. The development agreements provide for, among other things, a fixed tax rate of 32.5%, beginning on March 17, 2016, and exemption from certain import duties. In addition, Gold Fields is to pay royalties on a sliding scale, replacing the current fixed rate, with effect from January 1, 2017. Additionally, under the development agreements, Gold Fields agreed to forgo the previous exemptions from withholding tax under the Deed of Warranty between Abosso and the Government of Ghana and the Project Development Agreement between Gold Fields Ghana and the Government of Ghana. Under the old Abosso Deed of Warranty, there was no withholding tax applicable on payments from the external account in connection with interest and other borrowing costs/fees, payments to suppliers, consultants and contractors of goods or services and dividends to external shareholders. With respect to the Tarkwa Project Development Agreement, there was no withholding tax on dividends and capital repayments to non-resident shareholders, interest, commitment or other fee or capital redemption payment in foreign currency from non-Ghana resident lenders.

Under the development agreements, Gold Fields committed to pay compensation for assets used at Tarkwa since the divestiture of the Ghanaian State Gold Mining Company and, in years where a dividend is not declared and paid, to make a payment of 5% of profits after tax in the relevant year to the government (which will be offset against the eventual dividend payment).

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

Increased Electricity Costs

On December 11, 2015, the Public Utilities Regulatory Commission increased the average electricity tariffs for the transmission grid (GRIDCo) by approximately 59.2%, increasing the tariff paid by Tarkwa only from U.S.$0.01539/kWh to U.S.$0.024252/kWh. In addition, the new Energy Sector Levies Act enacted in 2015 (Act 899) imposed a levy of 5% per kilowatt hour of electricity, on both public lighting and national electrification, applicable to all consumers.

Australia

Environmental

Gold Fields’ gold operations in Australia are primarily subject to the environmental laws and regulations of the State of Western Australia which require, among other things, that Gold Fields obtains necessary environmental approvals, environmental licenses, works approvals and mining approvals to implement and carry out its mining operations. In addition, under the Environment Protection and Biodiversity Act 1999 (Cth), it may be necessary to obtain separate approval from the federal government if any new project (including some expansions of existing facilities) is deemed to be a “controlled action” having, or likely to have, any significant impact on “matters of national environmental significance” under that Act.

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

Gold Fields is also required to obtain a water license from the Western Australian Department of Water to extract water for its mining activities.

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

The funds held by the DMP in the mining rehabilitation fund are used to rehabilitate abandoned mines, and are not refundable or reimbursable to the contributing entities for their own rehabilitation liabilities.

The Clean Energy Act 2011 (Cth) and associated legislation established a national carbon pricing scheme, or Scheme, which was in effect from July 1, 2012 until June 30, 2014, when it was repealed. The Scheme ceased to apply to Gold Fields’ operations in Australia from July 1, 2014. However, the transitional arrangements associated with the repeal required liable entities to satisfy their liability obligations for fiscal 2013 and fiscal 2014.

Under the Scheme, entities that had operational control over facilities (i.e. activities) that emitted more than 25,000 tonnes of CO2-e per annum in greenhouse gas emissions covered by the Scheme were directly regulated, and were required to acquire and surrender carbon units to cover those emissions. Darlot was required to register its carbon emissions for fiscal 2013 and fiscal 2014 and has complied with its obligations to purchase and surrender carbon credits in accordance with the transitional arrangements associated with the repeal of the Scheme.

Under the National Greenhouse and Energy Reporting scheme, Gold Fields Australia has operational control over the four Australian operations which have combined emissions exceeding 125kt CO2-e each fiscal year. Accordingly, Gold Field Australia is required to report as the registered “controlling corporation” for the purposes of the scheme.

The Australian government replaced the Carbon Pricing Scheme with the Emissions Reduction Fund which is a voluntary scheme that aims to provide financial incentives for polluters to reduce, abate or sequester greenhouse gas emissions. Gold Fields registered the Granny Smith Gas Power Station Project with the Emissions Reduction Fund for carbon abatement in May 2015 under the Industrial Fuel and Energy Efficiency Method. Gold Fields intends to enter a reverse auction with the Clean Energy Regulator in April 2016 under the Emissions Reduction Fund in order to sell the project’s carbon abatement to the Australian government.

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

The Work Health and Safety Bill 2014 (WA), or the WHS Bill (which is based on the federal Model Work Health and Safety Act), has been drafted in respect of general industry and was open for public consultation until January 2015. Further modifications were required as a result of the consultation process, and the WHS Bill is yet to be finalized. However, it is anticipated that the WHS Bill will not be identical to the Model Work Health and Safety Act. In mid-2015, the DMP released a “mock up” of a harmonized Work Health and Safety (Resources) Bill 2015 (WA), or the WHS Resources Bill, to consolidate the safety provisions of existing mining, petroleum and major hazard facilities legislation into one statute that will supplement the WHS Bill. The WHS Resources Bill will contain specific clauses to regulate the resources industry and is expected to be introduced into Parliament in early 2016, and commence on January 1, 2017. The WHS Resources Bill will replace the current mines safety legislation referred to above.

Mineral Rights

In Australia, the ownership of land is separate from the ownership of most minerals (including gold), which are the property of the states and are thus regulated by the state governments. The Mining Act is the principal piece of legislation governing exploration and mining on land in Western Australia. Licenses and leases for, among other things, prospecting, exploration and mining must be obtained pursuant to the requirements of the Mining Act before the relevant activity can begin.

Prospecting licenses, exploration licenses and mining leases are subject to prescribed minimum annual expenditure commitments. Royalties are payable to the state based on the amount of ore produced or obtained from a mining tenement. A quarterly production report must be filed and royalties are calculated ad valorem at a fixed rate of 2.5% of royalty value in respect of gold, and at other rates (depending on the relevant mineral) in respect of ore produced or obtained from a mining tenement. The royalty value of gold is the amount of gold produced during each month in a relevant quarter multiplied by the average gold spot price for that month. Despite the discussion above, no royalty is payable in respect of the first 2,500 ounces of gold metal produced during a financial year from gold-bearing material produced or obtained from the same gold royalty project.

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

Additionally, since December 28, 2015, the National Environmental Certification Service for Sustainable Investment, or SENACE, has been authorized to review and approve the Environmental Impact Assessment studies of projects that have a national or multi-regional influence, and that may generate significant environmental impacts.

Other relevant regulatory institutions include the INGEMMET, the OSINERGMIN, the OEFA, the National Water Authority, the Ministry of Culture and the National Superintendence of Labor Inspection, or SUNAFIL.

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

In the case of mining concessions obtained starting in October 2008, the minimum annual production target for metallic concessions is equivalent to one Fiscal Payment Unit, or UIT, per hectare per year. The UIT is fixed on a yearly basis and is set to equal S/.3,950, or approximately U.S.$1,127.00, in 2016. Gold Fields La Cima owns mining concessions acquired before and after October 2008 and therefore is subject to both production target requirements. Gold Fields La Cima is currently in compliance with both requirements.

Beneficiation Concessions

Beneficiation or process concessions confer the right to extract or concentrate the valuable substances of an aggregate of minerals and/or to smelt, purify or refine metals through a set of physical, chemical and/or physicochemical processes. As with mining concessions, holders of beneficiation concessions are required to pay the Mining Good Standing Fee, which is calculated on the basis of the production capacity of the processing plant. Gold Fields La Cima was granted a permit for a processing plant with a capacity of 22,320 tonnes per day by the Ministry of Energy and Mines. The current installed capacity of the processing plant is 19,680 tonnes per day. In fiscal 2015, Gold Fields La Cima paid a S/. 38,045370, or approximately U.S.$11,189.91, Mining Good Standing Fee in connection with its beneficiation concessions.

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

Also, since July 2012, mining companies are required to pay an annual supervisory contribution to the OSINERGMIN and OEFA which is set by Supreme Decree. The sum of both contributions may not exceed an amount equivalent to 1% of the total value of annual invoicing for concentrate sales, after deducting VAT. For 2015, contributions to the OSINERGMIN and OEFA are equivalent to 0.19% and 0.15% of annual invoicing respectively. In fiscal 2015, Gold Fields La Cima paid a total of U.S.$949,531.72 million in such contributions. Gold Fields La Cima has paid these contributions under protest and has filed two constitutional actions before OEFA and OSINERGMIN disputing these contributions as unconstitutional and illegal. These actions are still in progress.

Environmental

The environmental impact of mining activities in Peru is regulated by the Regulations on Environmental Protection and Management for Mining Exploitation, Beneficiation, General Labor, Transportation and Storage Activities, which entered into force on March 14, 2015 with the publication of the relevant terms of reference.

According to the above regulations, the following environmental instruments are required to be produced in order to perform mining activities:

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

Water Quality Standards

In December 2015, the Ministry of Environment passed Supreme Decree N° 15-2015-MINAM, or the Supreme Decree, which modified the Environmental Quality Standards, or the ECA, applicable to water courses. The Supreme Decree is binding from the date of its publication. This regulation established less stringent new parameters in physical and chemical, inorganic, organic, microbiological and parasitological compounds, compared to the previously approved ECA. Under the Supreme Decree, holders of mining activities that are conducting environmental studies had to report to the MEM by February 17, 2016 on whether such instruments complied with the amended ECA, or if they required an adjustment.

Gold Fields La Cima is currently evaluating a water treatment system for the tailings storage facility for Cerro Corona. This process has involved consideration of new technologies available for water treatment, including a reverse osmosis plant, ettringite (a form of hydrous calcium aluminum sulfate mineral), high density sludge, evaporators and ionic interchange. As part of the evaluation of technologies, Gold Fields La Cima conducted a pilot program, involving a reverse osmosis system that included ultrafiltration and brine treatment. The results of the pilot program were favorable in terms of sulfate removal but not for brine treatment. Gold Fields La Cima invested U.S. $0.6 million in the pilot program during fiscal 2013, with a further expenditure of around U.S.$1 million in fiscal 2014.

On March 6, 2015, Gold Fields La Cima obtained the authorization to relocate the water source of the Tomas Spring, which is located inside the final footprint of the tailings storage facility for Cerro Corona, to a higher elevation above the final footprint, in order to continue with the planned expansion of the facility. On May 23, 2014, Gold Fields La Cima received formal authorization from the Manuel Vasquez Association to relocate the Tomas Spring and to start the permit application process with the water regulator in respect of the relocation. Currently, Gold Fields has all the governmental permissions and permits to relocate the water source of the Tomas Spring.

Other matters subject to regulation include, but are not limited to, transportation of ore or hazardous substances, water use and discharges, power use and generation, use and storage of explosives, housing and other facilities for workers, reclamation, labor standards and mine safety and occupational health.

Soil Quality Standards

In April 2013, the government of Peru approved soil quality standards for all industries, including extractive industries. These standards established that all companies that generate an impact on soil as a consequence of their activities must submit a report identifying areas of soil pollution to the MEM by April 2015 and, if applicable, a remediation plan within two years from the date of approval of such report. On April 10, 2015, Gold Fields La Cima submitted to the MEM a report describing the identified contaminated soils. Gold Fields La Cima is awaiting a response from the MEM to initiate remediation actions, to the extent any such actions will be applicable.

Environmental Sanctioning Regime

In July 2014, Law 30230 was enacted to promote investment. Among the measures introduced by Law 30230 included the establishment of a three year moratorium on the imposition of environmental fines by OEFA. During this moratorium, OEFA will prioritize the imposition of corrective measures and will only be entitled to impose environmental sanctions in the following exceptional cases: (i) very serious offenses that generate a real and severe damage to human life and health; (ii) activities carried out without a proper environmental instrument, or without the required licenses, or in prohibited areas; (iii) commission of the same infringement within a period of six months.

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

Sustainable Development

Introduction

If not managed optimally, the environmental and social impacts associated with mining have the potential to affect both the physical environment and Gold Fields’ key stakeholders. Environmental and social incidents can materially impact Gold Fields’ ability to receive or renew its regulatory licenses to operate as well as societal acceptance of its operations. The potentially adverse reputational impacts of such incidents are also significant.

In Gold Fields’ fiscal 2015 Group Performance Scorecard, the Company has grouped these issues under the topic of Social License to Operate, which focuses on the following material issues to the business:

•	Environmental stewardship, comprising Energy & Carbon management, Climate change, Water, Waste and Mine Closure; and

•	Societal acceptance, comprising Stakeholder engagement, Community relations & Shared Value and Human rights.

Environmental stewardship

Gold Fields’ approach to environmental management is determined by relevant local legislation and regulations, its sustainable development framework, as well as the ISO 14001 international environmental management standard; the ten principles of the International Council on Mining and Metals, or ICMM; and the United Nations Global Compact, or UNGC (in particular the UNGC 10 Principles). All of the Group’s operations are ISO 14001 certified.

During fiscal 2015, the Group spent U.S.$35 million on environmental management, compared to U.S.$27 million in fiscal 2014. The Group’s total gross closure liabilities in fiscal 2015 were estimated at U.S.$353 million, compared to U.S.$391 million in fiscal 2014.

In fiscal 2014 and fiscal 2015, Gold Fields implemented four new Group-level guidelines which reflect the environmental priorities for Gold Fields.

These guidelines will help ensure the application of consistently good environmental management practices across the Group while allowing a degree of regional adaptation to suit local circumstances.

To ensure Group-wide conformance with the guidelines, each operation conducted self-assessments to ascertain the levels of conformance with the guidelines. Action plans have been put in place to address any gaps during fiscal 2016.

Operational level grievance mechanisms as well as regular community relations and stakeholder engagement forums allow stakeholders to communicate environmental issues and complaints against the Company.

Environmental incidents

Gold Fields reports environmental incidents using a Level 1 (most minor) to 5 (most severe) scale. Gold Fields has not recorded any Level 4 or 5 environmental incidents in the past five years. During fiscal 2015, Gold Fields did, however, experience 67 Level 2 environmental incidents (2014: 58) and five Level 3 environmental incidents (2014: four). The details of the Level 3 incidents, at South Deep and Tarkwa in Ghana, were as follows:

•

South Deep, August 24: The mine noted ongoing exceedances of the authorized limits for ammonia nitrogen and suspended solids during the daily discharge of treated sewage effluent into the Leeuspruit river (as authorized by South Deep’s water use license) due to two of the aerators not operating. The aerators were repaired;

•

South Deep, October 12: The mine noted ongoing exceedances of the authorized limit for ammonia during the daily discharge of treated sewage plant effluent into the Leeuspruit, again due to a non-operational aerator. The aerator was repaired. In order to prevent a recurrence of aerator related issues, the planned maintenance schedule has been enhanced;

•

Tarkwa mine, June 16: The left track of an excavator lifted a piece of rock that struck the hydraulic shut-up valve. About 1,544 liters of hydraulic oil was spilled, which was collected and all contaminated material was disposed of in accordance with the mines waste management procedures;

•

Tarkwa mine, October 8: Approximately 2,939 liters of oil was spilled when an excavator’s hydraulic hose underneath the counter-weight burst. This occurred when the excavator got bogged down while working in a pit. The oil and contaminated material was promptly cleaned up in accordance with the mines waste management procedures and the hose replaced; and

•

Tarkwa mine, November 8: The right track of an excavator lifted a piece of rock that perforated the fuel tank of the excavator. About 1,200 liters of fuel leaked into the ground and was trapped in an in-situ layer of an impermeable dyke. The contaminated soils were then dug up for appropriate disposal.

The table below depicts the Group environmental performance for the periods indicated.

	Year ended December 31,
	2015	2014	2013
Environmental incidents (Level 2)	67	58	49
Environmental incidents (Level 3)	5	4	3
Water withdrawal (Ml)(1)	35,247	30,207	30,302
Gross closure costs (provisions) (U.S.$m)	353	391	355
CO2 emissions (scope 1 and 2) (‘000 tonnes)(5)(7)	1,323	1,258	1,235
CO2 emissions (scope 3) (‘000 tonnes)(5)(7)	431	436	496
Electricity (MWh)(1)	1,322,353	1,338,074	1,382,105
Diesel (TJ)(1)	6,930	6,066	5,509
Carbon emission intensity (tonnes CO2-e/oz)(3)	0.59	0.55	0.61
NOx, SOx and other emissions (tonnes)(4)	21,073	20,084	17,942
Cyanide consumption (tonnes)(6)	7,820	10,660	13,660
Mining waste (‘000 tonnes)	167,357	138,522	190,007
Materials (‘000 tonnes)	145	144	176

Notes:

(1)	The numbers disclosed only include our operations, as regional and the corporate head offices are not considered to be material.
(2)	Granny Smith has authorization to discharge ground water into Lake Carey and the Tarkwa mine treats and discharges the water from its heap leach facilities into the environment. At Damang, water was pumped from the inactive Rex pit, treated via a series of ponds and trenches for pH adjustment before being discharged into an ambient water body.
(3)	Scope 1 and 2 only.

(4)	Numbers differ in comparison to what has been reported in previous years due to applying air emission conversion factors that are based on global averages as determined by the Environmental Protection Agency.
(5)	The CO2 emissions numbers include head offices.
(6)	Reduction in cyanide consumption is due to campaign milling at St. Ives, as well as change in ore type and business improvement initiatives at Tarkwa.
(7)	Scope 1 emissions are those arising directly from sources managed by the company. Scope 2 emissions are indirect emissions generated in the production of electricity used by the company. Scope 3 emissions arise as a consequence of the activities of the company, such as air travel.
(8)	No water was discharged at our St. Ives and Agnew mines in 2013, while the closure of the South Heap Leach at Tarkwa also led to a drop in water discharged.

Societal acceptance

The success of Gold Fields’ business is critically dependent on our relationship with key external stakeholders that determines both its regulatory environment and its social licenses to operate. These stakeholders include governments at a national, regional and local level and, above all, the communities that host Gold Fields’ mines. Gold Fields, therefore, devotes considerable resources and energies in securing and maintaining these licenses.

This is not merely a compliance based approach but one that seeks to ensure that we secure the long-term support and acceptance of governments and communities through the sustainable development of Gold Fields’ mines and projects. Gold Fields’ believes that it generates and shares significant value for the societies in which it operates.

Despite a third year of a considerably lower gold price environment, in fiscal 2015, Gold Fields continued to distribute a similar level of value (compared with the prior years) to a wide range of stakeholders, including employees, host governments, host communities, businesses and suppliers as well as the providers of capital.

In fiscal 2015, Gold Fields’ total value distribution, reported according to WGC methodology, was U.S.$2.515 billion (2014: U.S.$2.650 billion), with 67% going to businesses and suppliers (2014: 69%), 8% to governments (2014: 7%), 16% to employees (2014: 18%), 9% to capital providers (2014: 5%) and 1% on Socioeconomic Development spend (2014: 1%), mostly in host communities. The slight decline in the total value distribution was largely due to a cutback in spending with business suppliers and partners amid lower operational expenditures.

Energy and carbon

The management of energy use and the related costs is a business imperative for us, even more challenging in the context of declining ore grades, dynamic mining conditions and increasing energy tariffs in our regions. As such, energy management (comprising both electricity and fuel) remains a top priority – in terms of controlling both costs and carbon emissions as well as ensuring security of supply.

Group energy spending as a percentage of operating costs increased to 22% in fiscal 2015 (2014: 21%), however this reflected mostly the Group’s reduction in operating costs. Actual energy spend declined to U.S.$312 million (2014: U.S.$361 million).

While Gold Fields mined more tonnes in fiscal 2015 compared to fiscal 2014, mining intensity remained flat at 0.07 GJ/ tonnes-mined, while our energy intensity per ounce produced increased by 9% to 5.02 GJ/oz from 4.56 GJ/oz in fiscal 2014. This was largely due to declining ore grades and the increased use of diesel power generators to ensure security of supply at our Ghanaian operations.

Through energy efficiency and business optimization initiatives, Group cumulative energy savings reached 777,914GJ between fiscal 2012 and fiscal 2015. This was a 7% improvement on what we had budgeted for over that period, resulting in U.S.$30 million in cumulative cost savings and avoidance of 109,000 CO2-equivalent tonnes in carbon emissions.

Integrated Energy and Carbon Management Strategy

Gold Fields integrates energy and carbon management into all aspects of its business through its Integrated Energy and Carbon Management Strategy. This strategy seeks to ensure energy security; decrease carbon emissions; explore immediate and long-term energy efficiency opportunities, and investigate and implement viable sources of renewable energy.

During fiscal 2015, all regions were tasked with developing and implementing five year energy security plans, with the South Deep and Ghanaian mines being identified as facing the greatest energy-security risks. But these operations also present the most significant opportunities for renewable energy integration.

Gold Fields remains committed to renewable energy solutions at its operations as well as new mine developments. During the year, Gold Fields initiated a renewable energy project at South Deep and installed solar power at its head office in Johannesburg to meet half its electricity demand. For all new projects, Gold Fields has set a target of an average of 20% renewable energy generation for all new mine developments, the Salares Norte project in Chile is actively seeking renewable energy sources as part of its ongoing activities.

Energy and carbon performance, with a strong focus on costs savings, and energy security – including the evaluation of renewable energy—were contained in the balanced scorecards of senior and line management in fiscal 2015.

Some of the salient features of the Group’s energy and carbon performance during the year were:

•

Diesel consumption rose from 169,000 kiloliters in 2014 to 193,000 kiloliters amid among others, increased reliance on diesel generators at our Ghanaian mines and declining ore grades at a number of our operations;

•

Gold Fields’ diesel spend declined in line with the lower oil prices, while the stronger U.S. Dollar against the Australian Dollar and the South African Rand resulted in lower power and fuel costs, which are denominated in U.S. Dollars;

•

Total electricity consumption for the Group was steady at 1,322,353 MWh compared with 1,338,075 MWh in fiscal 2014, reflecting significant energy savings at our Australian mines and a shift towards diesel generated power at our Ghanaian mines;

•	Total energy consumption increased by 7% from 10,465,746 GJ in 2014 to 11,240,369 GJ in fiscal 2015 due to higher diesel usage; and

•	Total carbon emissions increased by 3.4% (59,120 CO2-equivalent tonnes) to 1,753,163 CO2-equivalent tonnes from 1,694,043 in fiscal 2014 CO2-equivalent tonnes.

With energy accounting for 22% of operating costs, Group-wide, energy efficiencies and energy savings are critical components of Gold Fields’ cost savings initiatives. Energy savings from initiatives are recognized for 36 months, after which they become part of the baseline. Rolling energy savings performance targets are set at the beginning of each year, considering operational business plans. For fiscal 2016 we are targeting savings of 6% on Gold Fields’ initial energy consumption estimate of 10,992 TJ.

Some of the most successful energy savings initiatives during fiscal 2015 included:

•	Campaign milling initiative at St. Ives and Granny Smith;

•	Throughput improvement on the comminution circuit at Damang, which led to improved energy crushing efficiencies;

•	Installation of polymer liner material in the milling circuit at Cerro Corona; and

•	An energy efficiency fans retrofit program at South Deep.

Regional energy performance and security

In fiscal 2015, Gold Fields developed regional five year energy security plans. Gold Fields’ regional operations face varying degrees of energy supply interruptions and tariff volatility. These factors as well as low-carbon energy availabilities were assessed in the development of the energy security plans.

The table below depicts the regional and Group energy and carbon performance for the periods indicated.

	Year ended December 31,
	2015		2014	2013(1)
Diesel consumption (kiloliters)
Americas	13,455	(3)	9,939	13,127
Australia	76,867		75,034	32,709
South Africa	2,457		2,419	4,279
West Africa	99,739		81,423	102,829
Group	192,517		168,815	152,943
Electricity purchased (MWh)
Americas	145,361		143,441	148,217
Australia	277,521		296,989	234,613
South Africa	484,256		476,767	549,788
West Africa	415,215		420,878	449,487
Group	1,322,353		1,338,075	1,382,106
Total energy consumption (GJ)(2)
Americas	1,012,363		876,812	1,009,890
Australia	3,250,575		3,285,225	2,056,610
South Africa	1,835,467		1,807,258	2,137,095
West Africa	5,141,964		4,496,451	5,365,150
Group	11,240,369		10,465,746	10,568,746
Energy intensity (GJ/oz produced)
Americas	3.42		2.69	3.19
Australia	3.28		3.18	3.40
South Africa	9.27		9.01	7.07
West Africa	6.82		6.11	6.83
Group	5.02		4.56	5.26
Total energy costs (U.S.$m)
Americas	21.08		22.61	26.91
Australia	96.43		130.43	54.25
South Africa	31.00		33.11	40.56
West Africa	163.16		175.14	184.22
Group	311.67		361.29	305.94
Energy costs as % of operating expenses (%)
Americas	15		14	17
Australia	18		18	10
South Africa	13		13	13
West Africa	31		32	29
Group	22		21	18
CO2 emissions (tonnes) (Scope 1 – 3)(4)
Americas	124,030		100,645	110,598
Australia	536,782		537,662	331,803
South Africa	531,078		539,057	611,248
West Africa	561,273		516,679	677,706
Group	1,753,163		1,694,043	1,731,355
Emission intensity (tonnes CO2 -e/oz)
Americas	0.27		0.19	0.22
Australia	0.39		0.37	0.37
South Africa	2.73		2.48	1.85
West Africa	0.49		0.43	0.49
Group	0.59		0.55	0.62

Notes:

(1)	Australia figures exclude the Yilgarn South Assets.

(2)	The sum of direct and indirect energy consumption reflects a conversion factor used by Granny Smith and Darlot power stations. If the conversion factor is not applied, total energy consumption was 11,797,812 GJ in fiscal 2015 (2014: 10,997,560 GJ).
(3)	Higher diesel consumption at Cerro Corona is due to increased haulage distances because of the deepening of the pit.
(4)	Includes head offices.

Americas region

Energy security is not a material issue at our Cerro Corona mine, which has an electricity supply agreement with independent power provider (IPP) Kallpa until 2027. Since Kallpa uses gas as its power-source it also contributes to low carbon intensity.

Cerro Corona has therefore focused on energy management and from fiscal 2016 onwards, operational energy performance targets will be correlated with key operational issues such as ore hardness and hauling distances.

Australia region

Gold Fields’ Australian operations have limited, but stable, power supply options due to the remote nature of their operations. Both Agnew and St. Ives have power purchasing agreements, or PPA, with BHP Nickel West, which will guarantee energy supplies until 2019 and 2023, respectively. The PPAs are based on gas-generated electricity, which will help reduce the carbon intensity of these mines. This is also the case for Darlot.

At Granny Smith, all the necessary approvals for the construction of the gas fired power station, along a new gas pipeline being constructed for the nearby Tropicana mine, have been secured. Construction of the gas pipeline has commenced and commissioning of the power station is on track for April 2016. Gold Fields has entered into a 10 year PPA. The cost of the power station is estimated at A$4.5 million (U.S.$3.3 million). Once completed we expect savings of around A$1 million (U.S.$730,000) a year at current oil prices.

In terms of energy efficiency, the Australian operations performed well with total energy consumption down from 3.29 million GJ in 2014 to 3.25 million GJ, against a target of 3.20 million GJ, led by lower electricity usage. The energy initiatives continued to be focused on the reduction of electricity consumption through campaign milling at Granny Smith and St. Ives, as well as the shutdown of the Lawlers processing plant. This led to absolute energy savings of 9.6% against a regional target of 10% for fiscal 2015.

South Africa region

Given the rolling load shedding that South Africa experienced in fiscal 2015 and the uncertainties with regard to the electricity prices, South Deep’s energy plans aim to build resilience in its power supplies and manage the price risks. Eskom continues to face power supply constraints, due to:

•	Historical under-investment in generating capacity;

•	A maintenance backlog on the ageing generation fleet of power stations; and

•	Delays in the construction of the Medupi and Kusile coal-fired power stations.

In this context, Eskom carried out load-shedding across the national grid whenever its available generation capacity could not meet national demand. South Deep has entered into a load-curtailment program with Eskom. This requires South Deep to reduce demand by up to 25%, depending on the severity of the shortage, for a specified period when the national grid is unable to maintain its load. As South Deep is not yet operating at full capacity, the mine has managed to carry out its principal mining activities without interruption, limiting the impact on production and development during fiscal 2015. The mine also uses standby diesel generators for critical periods to ensure the safety of our employees, should load-shedding become unavoidable.

In March 2016, NERSA granted Eskom a tariff increase of 9.4% for 2016 on top of above inflation hikes over the previous years.

As part of its five year energy security plan, South Deep is mitigating the impact of such price rises through further energy efficiency improvements and seeking alternative energy sources. These form part of its five year energy security plan, whose implementation commenced in early fiscal 2015, with 25% of the plan completed by the end of the year.

An essential component of the plan is the use of solar power at the mine. After extensive techno-economic studies undertaken by the Richard Branson-sponsored Carbon War Room—Rocky Mountain Institute, or CWR-RMI, South Deep last year issued an initial Expression of Interest for a 40MW photovoltaic, or PV, on-site solar electricity generation plant. Since then, ten firm proposals were made by IPPs and Gold Fields expects to make a final decision by mid-2016.

Key requirements of the proposals were:

•	Bidders had to include social initiatives in their proposals that will benefit Gold Fields’ host communities;

•	The pricing proposal had to trend in line with projected inflation rates and ideally meet Eskom grid price parity (at estimated 2018 tariff levels); and

•	Black economic empowerment ownership.

South Deep will provide the land for the solar plant and consider entering into a 25 year PPA in accordance with the selection criteria.

At South Deep, energy consumption per tonne processed has improved by 10% between fiscal 2014 and fiscal 2015, though overall energy consumption was up by 2% to 1.84 million GJ. Electricity accounts for 13% of operating expenses at South Deep, which is below the Group average of 22%. Gold Fields does not envisage a significant increase in this share as the mine has a large fixed component of energy consumption.

West Africa region

Tarkwa and Damang continue to source their power from the VRA and the ECG. Power supply in Ghana remains severely constrained due to several factors:

•	Hydro-power schemes contribute some 47% of Ghana’s power, but with dam levels still dropping rapidly, national security of electricity supply remains under threat;

•	Delays in the completion of Ghana’s planned gas processing plants;

•	Reduced gas imports due to growing domestic demand in Nigeria; and

•	Maintenance challenges at thermal power plants.

As a consequence:

•	Daily load-shedding of between 25%—33% of the mines’ electricity consumption was introduced during the fourth quarter of fiscal 2014 and persisted throughout fiscal 2015;

•	The ECG increased tariffs during the year, while the VRA tariffs were reduced as a result of lower prices; and

•	Power shortages are anticipated to continue in the medium term as electricity demand in Ghana is expected to surpass generation capacity by 2020.

To address the current loadshedding requirements, Tarkwa and Damang initiated a number of actions during fiscal 2015 as part of their five year energy security plan:

•	Making more extensive use of diesel generators at Damang, amid relatively lower diesel prices; and

•	Reaching a power management agreement with the Power Ministry for our Ghanaian mines to, when requested, reduce load at Damang, which, as opposed to Tarkwa, is not running at full capacity.

An important mitigating strategy is a PPA with independent U.S.-based power producer, Genser Energy. Implementation of this plan commenced in fiscal 2015 and permits have been received from the Environmental Protection Agency for the construction of two Genser-owned gas turbine power plants near the mines. The key features of the Genser agreement are:

•

It is a 20 year PPA for an initial 40MW with 20MW of power being provided from duel-fuel turbines (primarily gas, with an option for coal condensate) at both Tarkwa and Damang. Both Tarkwa’s and Damang’s 20MW installations are expected to be on-line by the second half of fiscal 2016. An additional 20MW is planned for installation at Tarkwa by January 2018; and

•

The plants will have sufficient on-site gas storage capacity to mitigate any gas supply disruptions. The Genser plants will significantly improve the power supply situation at Tarkwa, which has a total load of 36MW, and Damang, which has a total load of 17MW.

•

By January 2018, Genser should be in a position to provide 100% of the power supply needs at these operations. Surplus power produced by Genser could be wheeled to other consumers should Gold Fields elect to do so. The plants were scheduled to be commissioned in February 2015, but were delayed primarily due to financing delays experienced by Genser.

During fiscal 2015, the extensive use of diesel generators pushed energy spend at our Ghanaian mines to around 35% of its operating expenditure, the highest in the Gold Fields Group. This was despite the relatively lower cost of diesel as this was offset by higher statutory fuel levies. Total energy consumption at both mines rose from 4.49 million GJ in fiscal 2014 to 5.14 million GJ in fiscal 2015 as diesel consumption surged from 81,423 kiloliters to 99,739 kiloliters.

Energy efficiency initiatives introduced in fiscal 2015 yielded savings of 186,514 GJ and emission reductions of 12,354 tonnes of CO2, representing cost savings of around U.S.$7 million.

Carbon emissions

Carbon emissions and climate change represent a material issue for Gold Fields. This is due to:

•	The long-term risks posed by climate change both to the Group’s own operations and to wider society;

•	Growing efforts to regulate carbon emissions in a range of jurisdictions; and

•	The taxes increasingly attached by governments to non-renewable energy consumption.

Gold Fields’ total Scope 1-3 CO2 emissions during fiscal 2015 amounted to 1,753,163 tonnes (2014: 1,694,043 tonnes), leading to a commensurate increase in our emission intensity from 0.55 CO2-equivalent tonnes/oz in fiscal 2014 to 0.59 CO2-equivalent tonnes/oz in fiscal 2015.

Emission intensity varies widely from 0.27 CO2-equivalent tonnes/oz in Peru, which relies on gas for the bulk of its energy requirements, to 2.73 CO2-equivalent tonnes/oz in South Africa, which relies almost exclusively on coal-powered electricity for its energy supplies.

During fiscal 2015, Gold Fields’ total CO2 emissions were 3.4% higher than in fiscal 2014, largely due to the greater use of diesel at our Ghanaian operations. For fiscal 2016 Gold Fields is looking at intensifying its efforts for improved energy and carbon management through a number of new initiatives, ranging from deepening its understanding of energy drivers at its mines to increased staff awareness and training.

Gold Fields will continue to investigate opportunities for low carbon energy supplies at a number of its operations, including South Deep, Tarkwa and Damang as well as Granny Smith. At the latter, construction of a gas plant has begun, which has been registered with the Australian Emissions Reduction Fund, or ERF, to achieve savings of around 13,000 CO2-equivalent tonnes a year once it is fully operational, which is expected in mid-2016. The ERF credits can be sold with the price depending on ruling auction prices – currently estimated at around A$12/tonne. Given that the total abatement will be 91,000 tonnes, this could generate revenue of around A$1 million (U.S.$730,000) over seven years.

The South Deep energy efficient fans retrofit program was registered with the UN Carbon Development Mechanism in 2013. The program will enter its first validation stage in 2016. During 2016, Gold Fields will also be undertaking risk-based climate change assessments at its operations to identify the ones that are most vulnerable to the impact of climate change and develop short-term and long-term adaptation measures.

Carbon and climate change reporting

Gold Fields responds on an annual basis to the international Carbon Disclosure Project’s, or CDP, climate change and water questionnaires. This information, along with that of other organizations, is aggregated to produce the Carbon Disclosure Leadership Index, or CDLI, and Carbon Performance Leadership Index, or CPLI.

In fiscal 2015, Gold Fields achieved a disclosure score of 100% in the CDLI and a performance rating of A- in the CPLI. Both are an improvement on fiscal 2014, when the Gold Fields disclosure score was 96% and the CPLI rating a B. The CDP, in fiscal 2015, also recognized consistent performers between fiscal 2008 and fiscal 2015. Gold Fields was recognized as one of four companies for being in the CPLI for three or more years and one of seven companies for being in the CDLI for six or more years.

Global and national climate change initiatives

In the build up to the 2015 Conference of the Parties, or COP 21, negotiations in Paris, the ICMM, of which Gold Fields is a member, released a statement in support of the negotiations and clarified the position of the industry with regard to climate change. At the COP 21 negotiations, countries reached a globally binding agreement that would seek to limit global temperature increases over the next few decades.

Key implications for Gold Fields include:

•

Across all Gold Fields’ operating regions, governments have proposed stringent greenhouse gas emission targets (pre-2020 and in some instances post-2020), with increasing renewable energy and energy efficiency drives;

•

The implementation of carbon taxes is likely to be accelerated to enable countries to achieve their emission reduction targets. Gold Fields is facing carbon taxes in South Africa, though their implementation is only likely from fiscal 2017 onwards;

•	Chile, Peru and Ghana have proposed additional climate adaptation measures, such as reforestation, potentially presenting an opportunity for old mining land re-use;

•

Where applicable our operations comply with or will comply with emissions reporting requirements. Australian operations already comply with greenhouse gas reporting requirements, such as the Australian National Greenhouse and Energy Reporting, and South Africa’s South Deep operation will have to comply with, and the South African National Atmosphere Emissions Inventory Systems, once it is legislated;

•

Countries have to review and update their Nationally Determined Commitments every five years from 2020 to report on country progress towards meeting the emission reduction commitments. Companies are expected to align their reporting systems to be able to supply Government with the relevant data; and

•	Carbon pricing and a trading scheme were included in the agreement, though details were not provided.

Following the COP 21 Paris Agreement, Gold Fields signed the Paris Pledge for Action to demonstrate its broad support for the worldwide efforts to reduce global carbon emissions. Gold Fields believes, however, that any regulatory interventions have to be economically sustainable for the industry and any revenues generated used to benefit the environment in general.

Gold Fields has noted that the South African draft Carbon Tax Bill, which was released in November 2015, is currently targeting only GHG emissions according to the IPCC methodology. This would not affect South Deep which does not yet produce its own power from fossil fuel-based sources, except through a potential pass through from Eskom, the state’s power utility that provides the bulk of the mine’s power.

Water

Water management is a critical long-term issue for the mining industry for a number of reasons:

•

Water is an important vector for the potential spread of pollution (whether as a result of an immediate incident or the gradual build-up and movement of contaminants over time), making it a critical compliance issue as well as being a risk to the environment and human health if not responsibly managed;

•	Mining can require large volumes of water, and often takes place in locations that are already water-stressed; and

•

Poor water management can have significant social and political consequences, where local communities are affected by, among other issues, water scarcity, high levels of agricultural activity and a lack of effective water infrastructure.

In this context, Gold Fields remains committed to responsible water stewardship, which enables shared benefits for its stakeholders and security of supply for its operations. Key enabling factors to achieve effective water stewardship include publicly reporting its water usage and material water risks and engaging pro-actively with affected stakeholders.

In addition, Gold Fields adopts a catchment-based water management approach. This means understanding the social, cultural, economic and environmental value of water at the catchment scale to identify material water stewardship risks and provide context for operational water management. At an operational level Gold Fields’ mines are tasked with managing operational water inputs (both qualitatively and quantitatively) and maximizing resource sustainability to achieve operational flexibility and cost savings.

Water withdrawal across the Group increased to 35.2 million liters, compared to 30.2 million liters in fiscal 2014, and water withdrawal per ounce produced was up from 13.16 kiloliters in fiscal 2014 to 15.77 kiloliters in fiscal 2015. The main reasons for the increased water withdrawal were:

•	Higher usage at South Deep due to the start-up of the water-intensive re-mining process and less water available from the return dams due to the dry summer period;

•	Increased water withdrawal at St. Ives due to opening up of the Invincible, Neptune and A5 ore bodies;

•

Higher levels of dewatering from the Waroonga pit at Agnew as mining at the operation is progressing deeper and into new areas. Furthermore, the dry hot summer of 2015 increased evaporation rates from the processing circuit; and

•	Water abstraction at Granny Smith by an outside company.

Though more water was drawn into the system, water recycled and re-used improved by 1.64% during fiscal 2015.

Water management

Each operation implements an Environmental Management System, or EMS, through which it assesses, manages, monitors and reports on water use and quality—including discharges, where these occur.

All of Gold Fields’ operations are required to have an operational and predictive water balance in place. The water balance is a fundamental tool for understanding current and future water management requirements. Water balances enable decision-making regarding the current and future security of Gold Fields’ water supply, as well as other operational and social concerns, such as modelling storm events to determine the impact on dam water levels and the potential risk of unplanned discharges.

Whether mines are water-positive, water-balanced or water-negative depends on a number of dynamic variables. These include climatic variables such as seasonal rainfall and evaporation rates, the volume of water entering underground workings or open-pits (e.g. via aquifers and surface run-off respectively) and the type of processing employed (e.g. heap leach or carbon-in-leach processing).

Gold Fields applies the following measures to manage the water balance at its mines and to promote water stewardship:

•	Regional application of the new Group water management guideline, including the development and implementation of water management action plans;

•	Implementation of physical measures to manage storm water run-off, and separation of clean water and mine water;

•	Maintenance of water containment capacity (including the containment of inflow surges);

•	Water treatment, including reverse osmosis; and

•	Promotion of water reuse and recycling and conservation initiatives Group-wide.

Water re-use, recycling and conservation

Identifying opportunities to enhance water re-use, recycling and conservation practices at all of Gold Fields operations was a Group balanced scorecard objective for fiscal 2015 and beyond. Enhancement of these practices can deliver multiple benefits, including cost savings, reduced impact in water scarce areas, improved regulatory compliance, identification and mitigation of water-related risks, reduction of mine closure liabilities and enhancing Gold Fields social license to operate.

Across the Group, 20 initiatives have been identified, of which 16 will be implemented during fiscal 2016. The remaining four initiatives require further studies. Some of the most high-profile initiatives include:

•

Use of in-pit tailings storage at the Tarkwa mine instead of building new above-ground tailings storage facilities, or TSFs. In-pit tailings storage has a higher potential for recycling and re-use of water than conventional tailings facilities as there is less evaporation and the tailings density is greater. In addition, the capital costs are likely to be less in terms of both construction and associated community relocation costs. In-pit tailings disposal has been in use at Gold Fields’ operations in Australia and recently regulatory approval has been received for in-pit tailings disposal at St. Ives;

•	Treatment of nitrates in the pit water at the Damang mine, using floating mats of plants that absorb the nitrates as nutrients;

•

Development of a post-closure water management plan at South Deep, taking into consideration Gold Fields’ surrounding mines, whose underground water may enter the mine’s underground workings, after they have closed;

•	Replacement of the two low-volume underdrainage capture ponds with pumping wells at Cerro Corona, which are more efficient in capturing potential seepage from the TSF; and

•	Upgrading, where necessary, of all operational water balances to ensure they have dynamic and predictive capabilities by the end of fiscal 2016. This is also a Group balanced scorecard objective.

Acid mine drainage

AD is formed when certain sulphide minerals in rocks are exposed to oxidizing conditions (such as the presence of oxygen, combined with water). AD can occur under natural conditions or as a result of the sulphide minerals that are encountered and exposed to oxidation during mining or during storage in waste rock dumps, ore stockpiles or tailings dams. The acidic water that forms usually contains iron and other metals if they are contained in the host rock.

Gold Fields implements a range of measures to prevent or contain AD at its operations and takes effective remedial action where incidents are identified. There were no material cases of AD reported in fiscal 2015.

Nonetheless, in the context of broader historical AD legacy issues in the Gauteng area, South Deep has taken a proactive approach to long-term AD management through its comprehensive water management plan. This involves ongoing water monitoring, containment of any AD generation on the old tailings facilities and water treatment solutions that purify surplus fissure and process water to a potable standard.

In fiscal 2015, additional technical studies were initiated as a solution for managing potential AD generation in the underground workings post closure. Underground AD generation is well managed during the operational phase by ongoing pumping to the surface of the underground water.

Other key water management initiatives implemented in fiscal 2015 at South Deep include:

•	Plume mitigation measures have been piloted at the Doornport TSF and groundwater extraction wells at the old TSFs;

•	Further revegetation of the mine’s two historic TSFs, which has further reduced the generation of wind-blown dust to well below the legislated airborne dust level limits; and

•	The removal of the old South Shaft Waste Rock Dump, which was a potential source of AD and other contamination, is almost complete. Rehabilitation of the footprint area commenced in fiscal 2015.

Cerro Corona’s tailings and waste rock facilities were designed to avoid and mitigate the risks of AD. In addition, the mines closure plan contains various strategies, which are updated at least every two years as new technical information becomes available. A more detailed post-closure water management plan will be developed during fiscal 2016 to add to the existing body of technical work.

AD issues have also been identified at the Damang mine, however these are confined to one pit. Additional technical studies have been commissioned in fiscal 2016 to better manage the AD at mine closure.

Although Gold Fields has commissioned various technical studies to identify the steps required to prevent or mitigate the potentially material AD impacts at its Cerro Corona and South Deep operations, none of these studies has allowed Gold Fields to generate a reliable estimate of the total potential impact on the Company.

Immaterial levels of AD have been identified at the Tarkwa and St. Ives mines.

Regional water initiatives

Americas region

Water security poses a significant long-term challenge at Cerro Corona as the mine operates in a national context of poorly developed water infrastructure, water quality degradation and serious water related activism at both a local and regional level. Although Cerro Corona has not as yet been materially affected by such activism, this has had a serious impact on other operators in the Cajamarca region. As such, Cerro Corona has proactively implemented a range of responsible water management initiatives, including:

•

Rainwater storage and reuse: Rainwater is stored at Cerro Corona’s TSF within a closed-circuit water system, treated and reused by the operation. This enhances the mine’s water supply, while minimizing both the amount of water discharged and the amount of local groundwater abstracted;

•

Community water supplies: Cerro Corona has committed to providing local communities with additional, potable water during the dry season and has completed a number of projects focused on water provision to nearby communities as well as improving existing municipal water systems; and

•	Water monitoring: Cerro Corona works closely with community-elected representatives to monitor water quality and quantity at the Las Tomas spring and authorized discharge points around the operation.

Such approaches have, in combination with effective community engagement practices and the generation of shared local value, played a key role in protecting Cerro Corona from the kinds of social tensions affecting other nearby mining operations.

Australia region

Water security poses a potentially significant challenge for the region’s mines, all of which are based in arid areas of Western Australia. During fiscal 2015, Gold Fields Australia proactively ensured that existing supply agreements have been extended to all its operations. This work will continue into fiscal 2016.

At St. Ives, legal proceedings were commenced in fiscal 2014 against Nickel West, operated by BHP Billiton, relating to the continued supply of potable water to the St. Ives operations. In early fiscal 2015, an agreement was reached to settle all outstanding disputes. St. Ives has also entered into secondary water supply agreements with other parties, including the Western Australian Water Corporation, to meet its ongoing requirements.

South Africa region

Water management is a sensitive public issue in South Africa, particularly in the Gauteng area (where South Deep is situated), which suffers from the historical environmental legacy of more than a century of intensive, deep-level gold mining. This legacy means that there are high levels of AD in and around Johannesburg, most of which is caused by now-defunct companies and operations.

While not contributing to local AD, there are concerns that South Deep’s long life will mean that the mine is the “last man standing” as Gauteng’s AD issues become more acute and social and regulatory pressure to act on the issue grows.

South Africa currently finds itself in a drought cycle that is one of the worst in 40 years and which, some experts indicate, could continue for between three to five years. The implementation of water re-use, recycling and conservation practices is therefore particularly critical at the mine.

South Deep compiled a risk-based water scarcity management plan in the fourth quarter of fiscal 2015, which evaluates the key drought related risks and proposes a variety of solutions to ensure that the mine continues to obtain a secure supply of water for its employees and production purposes, while minimizing the impact of its water use on the environment and other water users in the catchment. In the short-term these measures include:

•	Considering options to obtain water supplies from neighboring mines;

•	Further improving storage and distribution of recycled water within the South Deep water system; and

•	Investigating the potential of withdrawing underground water from old workings behind South Deep plugs, that minimize the inflows of water from interconnected mines.

The drought has also had an adverse impact on the three reverse osmosis, or RO, plants installed at South Deep over the past two years to treat process water and reduce the intake of Rand Water supply. The plants have not been operational since October 2015, due to water shortages.

Before the stoppage, the three plants had treated about two to four million liters per day, thereby cutting the mine’s water purchase costs by an estimated R120,000 to R150,000/month. The RO plants also have the benefit of increasing the overall supply of water for other local users as well as reducing the overall amount of water in the mine’s system and the risk of dam overflows during periods of heavy rains. South Deep is currently engaging neighboring mines to secure more process water to resume the RO plants and reduce intake from the regional water utility.

In fiscal 2015, South Deep completed the first phase of its stormwater management plan. This included the construction of concrete channels to separate clean stormwater in the surrounding catchment from water running off the backfill plant area and surrounding areas. This has helped to minimize the risk of unplanned, off-footprint water discharges from the old return water dams during the rainy season due to the diversion of clean stormwater away from the dams. The next phase of the project which is the upgrade and lining of the return water dam at the old TSFs is scheduled to commence in fiscal 2017.

South Deep has signed a memorandum of understanding with a U.S.-based technology company to pilot an in-line continuous water monitoring system in fiscal 2016 that can provide real-time data on heavy metals and other contaminants. The technology will allow for significantly enhanced response times to any water quality related issues, through an early warning detection system.

West Africa region

Gold Fields’ Ghanaian operations, Tarkwa in particular, face some challenges in water management, including intense periods of precipitation, particularly during southern Ghana’s two rainy seasons, and the significant footprint of the Tarkwa mine, meaning that there is a large watershed to manage.

This footprint includes the extensive surface area of Tarkwa’s North and South Heap Leach facilities. While both facilities were closed in fiscal 2014, a significant amount of interaction continues to take place between rainwater and the stacked ore. During fiscal 2015, stored contaminated water was being recycled on the South Heap Leach pads temporarily to improve water quality, through the absorption of ions by the vegetative cover (plants) on the heaps.

A second response by the mine was the construction of pipes and the transportation of contaminated water from the South ponds to the North Reverse RO plant, since the South RO plant had been decommissioned to save costs. The rinsing of the North heaps with process water continued. Excess water from the North heaps is treated at the North RO plant and discharged.

The operation of the RO plant, which was established at the behest of Ghana’s Environmental Protection Agency, produces concentrated brine, which is being temporarily stored on site in the TSFs. As part of the investigation into the permanent elimination of brine through plant absorption, a 13 hectare test plot of rubber trees (one of the major tree species cultivated in the region) was established at the North Heap Leach facility in the fourth quarter of fiscal 2015, and is being irrigated with brine. This will be monitored in terms of its suitability as a long-term solution for brine management.

In late fiscal 2014, Tarkwa submitted its long-term decommissioning plan of the North and South heap leach facilities to the EPA. Subsequent to the submission, the regulator requested technical studies on the end use of the heaps. These studies were completed in fiscal 2015 and submitted to the EPA. Gold Fields is currently awaiting a formal response.

Waste and tailings

The most significant output materials used by Gold Fields operations are tailings, waste rock, chemical waste and hydrocarbon waste, all of which are managed. Gold mining requires large volumes of blasting agents, including hydrochloric acid, lime, cyanide, cement and caustic soda (sodium hydroxide), all of which are used on an ongoing basis. Of these, cyanide represents the most potentially hazardous substance. All of Gold Fields’ operations, except Cerro Corona, are fully compliant with the requirements of the International Cyanide Management Code, or ICMC. Cerro Corona produces ore concentrate and does not require ICMC certification. ICMC certification also extends to Gold Fields’ transport providers.

All Gold Fields’ operations have tailings management plans in place, including closure and post-closure management plans. All TSFs and associated pipeline and pumping infrastructure are subject to ISO 14001 certification, external tailings audits, as well as regular inspection and formal annual reporting. TSFs are also subject to Group-wide inspection by independent experts at least once every three years, or more frequently where required by local circumstances or regulations

Gold Fields’ last Group-wide TSF audit was conducted in fiscal 2014, which included all 15 operational and 10 dormant TSFs, by an independent, expert consultancy and found that all facilities were well managed and were either already aligned with global good practice, or had plans in place for alignment. The audit found that the Gold Fields’ TSFs were within the top quartile of industry leading practice in terms of design, operation, and management.

In response to the recent high profile tailings dam failures at Mount Polley on August 4, 2014 and Samarco on November 5, 2015, which have resulted in increased scrutiny of the industry’s tailings management practices, the ICMM initiated a global review of TSF standards and critical control processes across its member companies. Gold Fields CEO Nick Holland is acting as the CEO sponsor for the review and Gold Fields also chairs the member company working-group. Gold Fields is committed to implementing any additional measures to improve TSF management that may emanate from the review.

To date Gold Fields has applied the following measures at its operations to minimize the risks posed by TSFs to the environment, which include:

•	Pollution containment facilities to capture run-off water from the TSF surfaces, together with solution trenches to capture shallow groundwater seepage;

•	Recycling systems to allow the reuse of tailings water in metallurgical processes;

•	Monitoring of groundwater plume quality and migration (where applicable) and, where pollution is detected, installing measures to contain plumes; and

•	Planting vegetation, installing netting and applying chemical suppressants on slope faces to control dust and erosion.

More broadly, Gold Fields is taking proactive steps to anticipate constraints relating to the development of future TSFs and the replacement of existing ones. Production activities are dependent on a mine having sufficient TSF capacity. Securing new TSF capacity, as well as obtaining permits for operational activities such as wall raises, can involve lengthy permitting processes with local environmental agencies, and can also require negotiations with local communities.

In fiscal 2015, the Group took the following steps to ensure that its operations continued to enjoy a sustainable TSF pipeline to support future production:

•

In Australia, our St. Ives mine received final environmental approval from the regulator for the proposed Leviathan in-pit tailings facility, which is expected to realize around A$50 million (U.S.$37 million) in savings for tailings facility construction and closure liabilities over the life-of-mine. In addition, operational cost reductions are estimated to total up to A$5 million (U.S.$3.7 million) a year. Construction started in the first quarter of fiscal 2016;

•

In fiscal 2014, Gold Fields concluded lengthy negotiations with the EPA over the development of future TSFs at Tarkwa. This resulted in Gold Fields securing formal, written permission to raise two of the existing TSFs at Tarkwa, or TSF 1 and TSF 2. During 2015, the wall raise at TSF 1 was completed, while construction at TSF 2 is nearing completion. These extensions will provide the mine with adequate tailings capacity for the next two years. TSF 3 has been earmarked for closure in fiscal 2017. These three TSFs currently provide the mine with capacity for tailings storage of 13.5 million tonnes per annum;

•

To cater for its longer-term production profile Tarkwa has been in talks with the EPA about two new TSFs, or TSF 5 and TSF 6. In late 2015 the mine received verbal go-ahead for site clearing and preparation of TSF 5. This work commenced in January 2016, while the environmental review and approval processes are ongoing. TSF 6 is in the pre-feasibility stage;

•

During fiscal 2015, Damang completed the wall raising at the East TSF, which will provide adequate capacity until fiscal 2017. A decision to commission the new Far East TSF will depend on the current investigation into the mine’s longer-term operational future; and

•

At Cerro Corona, the Las Tomas spring was relocated to allow for the expansion of the TSF after the relevant approvals were received. An audit by the regulator in August 2015 found that the relocation has been carried out in line with the approvals requirements.

Meanwhile, both underground and open-pit operations produce substantial volumes of waste rock. This is kept in managed waste rock dumps, which are subject to comprehensive rehabilitation through the application of cover material, usually topsoil and vegetation, once they are no longer in use.

South Deep completed the removal of the old South Shaft waste rock dump in early 2015. While tailings output was stable, there was an increase in waste rock across the Group largely due to increased stripping at the Invincible, Neptune and A5 open pits at St. Ives.

Mine closure

The total gross mine closure liability for Gold Fields has decreased by 10% from U.S.$391 million in fiscal 2014 to U.S.$353 million in fiscal 2015. This decrease can be attributed to a range of factors including:

•

Significantly weaker Australian Dollar and South African Rand exchange rates against the U.S. Dollar. In Rand terms, the South Deep estimate increased by 17%, however, with the conversion to U.S. Dollars, the amount shows a 10% reduction against the prior year;

•

For Gold Fields Australia, in addition to the decrease resulting from the conversion of Australian Dollars to U.S. Dollars, the final closure cost shows a drop of A$5.6 million as a result of obtaining approval from the regulator to combine the Agnew and Lawlers closure plans; and

•	A significant decrease at Cerro Corona Mine (U.S.$6 million), which resulted from a change in methodology for closing the tailings facility.

The funding methods used in each region to make provision for the mine closure cost estimates are:

•	Ghana—reclamation bonds underwritten by banks and restricted cash;

•	South Africa—contributions into environmental trust funds and guarantees;

•	Australia—mine rehabilitation fund levy; and

•	Peru—bank guarantees.

Going forward, Gold Fields is planning to further enhance its integrated approach to mine closure management with a focus on social closure and post-closure water management. The program is currently being developed and implementation is scheduled for fiscal 2016 and fiscal 2017.

The percentage contribution to the total closure liability per region as well as the percentage secured through the above-listed mechanisms for fiscal 2015 are:

Region	% of Group	Nominal Total(1)	Amount secured	% Secured
	(%)	(U.S.$)		(%)
Australia	53	186,007,171	0	0	(1)
South Africa	8	28,959,039	28,959,039	100
West Africa	26	91,519,303	64,117,934	70
Americas	13	46,663,873	20,998,743	38

Totals	100	353,149,387	102,123,785	29

Note:

(1)	Due to legislative changes in Western Australia that came into effect in in July 2014, there is no longer a legal obligation to have unconditional performance bonds in place for mine closure liabilities. Companies are now required to pay a levy to the state based on the total mine closure liability. This levy is 1% of the total liability per mine, paid annually. This levy goes into a state administered fund known as the Mine Rehabilitation Fund and is similar to the U.S. Superfund where monies and interest from the fund will be used to rehabilitate legacy sites or sites that have prematurely closed or been abandoned. Company specific liabilities for active mines are therefore unfunded.

Government relations

As the issuer of mining licenses, developers of policy and overseers of regulation, host governments are among Gold Fields’ most important stakeholders. Engagement with national governments typically takes place on a collective basis through local chambers of mines. Gold Fields also regularly engages with regional regulatory authorities and local government in its host communities. Gold Fields does not provide financial contributions to political parties and lobby groups unless explicitly approved by the Gold Fields Board of Directors.

Taxation and the maximization of national mineral benefits

It is natural and right that governments seek to maximize the social benefits that accrue from the extraction of finite natural resources. As a matter of policy Gold Fields fully complies with the fiscal and taxation regulations and laws of the countries it operates in, understanding that these fiscal contributions are critical to fund governments, its employees and public sector infrastructure and projects.

Nonetheless, attempts to secure these benefits through higher levels of targeted taxation can in the long-term have the opposite effect. Indeed, the weak commodities market, including the low price of gold, is throwing into sharp focus just how damaging short-term attempts to secure a greater proportion of companies’ earnings can be. Mining investment is falling, new growth projects are being left undeveloped and existing projects are facing closure—even without additional fiscal uncertainty. The implications for longer-term national and host community development are obvious.

Fiscal challenges in Ghana

Despite challenges related to the fiscal regime for the mining sector in Ghana, Gold Fields was the second largest corporate contributor to public revenue in Ghana in fiscal 2015, paying U.S.$86 million in direct taxes, royalties and dividends.

However, commercial pressures, combined with low gold prices, impacted Gold Fields’ expansion plans. In fiscal 2014, Gold Fields reduced its exploration activities in Ghana to near-mine activities only, and in fiscal 2015 the fiscal framework continued to be a key consideration with regard to the future of the Damang mine.

As a result of Gold Fields’ persistence in constructively engaging with the Government of Ghana regarding the implementation of a common fiscal framework for mining companies, the Government approved a development agreement for both the Tarkwa and Damang mines in March 2016, effectively levelling the industry playing field. The approval of the development agreement is expected to ensure parity between Gold Fields and its peers in Ghana’s mining industry.

It is expected that a level playing field and a supportive and globally competitive tax regime would significantly improve fiscal predictability for the Ghanaian mining sector, which is critical for long-term investment planning. See “—Environmental and Regulatory Matters—Ghana—Mineral Rights”.

Royalties in Australia

During fiscal 2015, Gold Fields joined with its peers in Western Australia to campaign against a review of the royalties charged on mining, which had been proposed by the government of the state. The campaign, entitled ‘Heart of Gold’, highlighted the industry’s contribution to the economy and job creation. In March 2015, the government announced that there would be no increases to the royalties on gold mining.

Fiscal uncertainty in South Africa

Gold Fields’ operation in South Africa is guided primarily by the MPRDA. In fiscal 2013 critical amendments to the MPRDA were tabled by the government in the MPRDA Amendment Bill, but the bill was sent back to Parliament for consideration. A change of minister and director general in the Department of Mineral Resources in fiscal 2015 and differing policy priorities by various government departments, have also created significant uncertainty for current and potential investors.

One of the key requirements of the MPRDA is to facilitate meaningful and substantial participation of HDSAs in the mining industry. To provide guidance on this open-ended requirement, the Mining Charter, as revised in 2010, was published providing for a range of empowerment actions and a corollary time frame. All mining rights holders (including South Deep as the mining rights holder) are required to submit an annual compliance assessment to the DMR on progress made against meeting the annual targets in the Charter. Gold Fields continues to comply with this process.

Government had indicated that the Mining Charter would be reviewed during 2015 but a number of important aspects of the Charter remain to be finalized, key of which is the BEE ownership of mining companies and the evaluation of previous BEE transactions carried out by the industry. The Chamber, representing the vast majority of mining companies in South Africa, applied to the High Court of South Africa for a declaratory order, and was heard on March 15 and 16, 2016. See “Risk Factors—Gold Fields’ mineral rights are subject to legislation, which could impose significant costs and burdens and which impose certain ownership requirements, the interpretation of which are the subject of dispute.”

Consideration of the implementation of the Department of Trade and Industry’s amended Codes of Good Practice on the mining industry is also important, specially alignment between the Mining Charter and the Codes of Good Practice. In October 2014, the BBBEE Act, which gives effect to the Codes of Good Practice, was amended introducing a ‘trumping’ clause to bring about alignment to the BBBEE Act for all disparate legislation regulating the measurement of BEE. On 30 October 2015, the DMR announced that the mining industry will be exempt for 12 months from the provisions in the BBBEE Act, while alignment between the Mining Charter and Codes of Good Practice is being sought.

The Chamber is also engaging with government directly on the long-term sustainability of the industry and a number of other issues confronting the sector. A tripartite forum, called Project Phakisa—comprising industry, government and organized labor—was established during fiscal 2015 followed by extensive engagement programs to map out future growth and empowerment of the South African mining industry.

Gold Fields is fully in support of these efforts and has actively participated in Project Phakisa. However, amid the continued regulatory uncertainty it is difficult to envisage strong investor support for the industry, which is essential if the investment is to be forthcoming to fund an expansion of the sector.

Social license to operate

Many mining companies face increasing pressures over their social license to operate, that is, the acceptance or approval of their activities by local stakeholders. While formal permission to operate is ultimately granted by host governments; the practical reality is that many operations also need the permission of host communities and other influential stakeholders to carry out their operations effectively and profitably.

As such, it is important to Gold Fields to avoid, minimize and manage the negative impacts of its operations on stakeholders while also maximizing the positive benefits. In current market conditions—which have the potential to curtail the ability of Gold Fields to deliver local benefits—active stakeholder engagement, in combination with the Company’s shared value development approach, is particularly important as it shifts the focus from spending to the delivery of positive social and business impacts.

In this context, Gold Fields actively identifies and engages with the representatives of the following groups on a regular basis, both formally and informally:

•	Central, regional and local government and their agencies;

•	Community-based organizations;

•	Non-governmental organizations;

•	Civil society;

•	Organized labor; and

•	Local businesses.

Such engagement is guided by:

•	Applicable legislation and regulation;

•	The Mining Charter and South Deep’s SLP;

•	The ICMMs 10 Principles, Community Development Toolkit and Position Statement on Indigenous Peoples;

•	The UN Global Compact’s 10 Principles; and

•	The AA1000 Stakeholder Engagement Standard

All of Gold Fields’ operations are required to implement culturally appropriate stakeholder engagement plans for all stages of the life-of-mine.

Gold Fields requires all mines to establish mechanisms through which communities can voice their grievances and complaints about the Group, its behavior or that of its employees on social and environmental issues, and have these issues assessed and resolved. For more information, see “Information on the Company—Strategy—Group Performance Scorecard”.

Property

As of December 31, 2015, Gold Fields held rights over the following mining and exploration areas/tenements, including those held as joint ventures:

Gold Fields’ operative mining areas as of December 31, 2015

Operation	Size (hectares)
South Africa
South Deep	4,268
Ghana
Tarkwa	20,825
Damang	23,666
Australia
St. Ives	119,784
Agnew/Lawlers	74,409
Granny Smith	78,985
Darlot	13,064
Peru
Cerro Corona	4,365

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

In Western Australia, land that is the subject of mining rights is leased from the state. West Australian mining leases have an initial term of 21 years with one automatic 21 year renewal period and thereafter an indefinite number of 21 year renewals with government approval. In relation to gold produced from the mining leases at St. Ives, Agnew, Granny Smith and Darlot, Gold Fields pays an annual royalty to the state of 2.5% of revenue.

In Peru, exploration and extraction activities can only be performed in duly authorized areas. Authorization is granted by the Peruvian government when a mining concession is issued. Mining concessions expire if the titleholder does not exploit the concessions for a period of 15 years, unless the titleholder demonstrates to the authorities that this was through no fault of its own, in which case the authorities may allow the titleholder to begin to exploit the concession within the next 5 years that follow. The titleholder must comply with specific obligations, such as paying annual fees of U.S.$3.00 per hectare, meeting minimum investment requirements, paying a monthly royalty according to the value of the produced concentrates and other requirements. The mining concessions owned by Cerro Corona cover an area of 4,365 hectares, while the surface rights cover 1,244 hectares. See “—Environmental and Regulatory Matters—Peru—Mining Concessions”.

The maps presented below show the location of Gold Fields’ operations.

South Africa Operation

West Africa Operations

Australia Operations

Americas Operation

Legal Proceedings and Investigations

Randgold and Exploration Summons

On August 21, 2008, GFO, formerly known as Western Areas Limited, or WAL, a subsidiary of Gold Fields, received a summons from Randgold and Exploration Company Limited, or R&E, and African Strategic Investment Holdings Limited. The summons claims that during the period that WAL was under the control of Brett Kebble, Roger Kebble and others, WAL assisted in the unlawful disposal of shares owned by R&E in Randgold Resources Limited, or Resources, and Afrikander Lease Limited, now known as Uranium One. The claims have been computed in various ways. The highest claims have been computed on the basis of the highest prices of Resources and Uranium One shares between the dates of the alleged thefts and March 2008 (between R11 billion and R12 billion, or approximately between U.S.$700 million to U.S.$800 million). The alternative claims have been computed on the basis of the actual amounts allegedly received by GFO to fund its operations (approximately R519 million, or U.S.$34 million).

During the third quarter of fiscal 2015, simultaneously with delivering its plea, GFO joined certain third parties to the action (namely JCI Limited, J C Lamprecht, R A R Kebble and the deceased and insolvent estate of B K Kebble), in order to enable it to claim compensation against such third parties in the event that the plaintiffs are successful in one or more of their claims. In addition, notices in terms of section 2(2)(b) of the Apportionment of Damages Act, 1956 were served on various parties by GFO, in order to enable it to make a claim for a contribution against such parties in terms of the Apportionment of Damages Act, should the plaintiffs be successful in one or more of its claims.

The claims lie only against GFO, whose only interest is a 50% stake in the South Deep mine. This alleged liability is historic and relates to a period of time prior to the purchase of the company by the Group. GFO’s assessment remains that it has sustainable defenses to these claims and accordingly, GFO’s attorneys were instructed to vigorously defend the claims. Accordingly, no adjustment for any effects on the Company that may result from the outcome of the summons, if any, has been made in the condensed consolidated financial statements.

Silicosis

The principal health risks associated with Gold Fields’ mining operations in South Africa arise from occupational exposure to silica dust, noise, heat and certain hazardous chemicals. The most significant occupational diseases affecting Gold Fields’ workforce include lung diseases (such as silicosis, tuberculosis, COAD, as well as NIHL. ODMWA governs the compensation paid to mining employees who contract certain illnesses, such as silicosis. In 2011 the South African Constitutional Court ruled that a claim for compensation under ODMWA does not prevent employees from seeking compensation from their employer in a civil action under common law (either as individuals or as a class). While issues such as negligence and causation need to be proved on a case by case basis, it is possible that such ruling could expose Gold Fields to claims related to occupational hazards and diseases (including silicosis), which may be in the form of a class or similar group action. If Gold Fields were to face a significant number of such claims and the claims were suitably established against it, the payment of compensation for the claims could have a material adverse effect on Gold Fields’ results of operations and financial condition. In addition, Gold Fields may incur significant additional costs arising out of these issues, including costs relating to the payment of fees, levies or other contributions in respect of compensatory or other funds established (if any) and expenditures arising out of its efforts to resolve any outstanding claims or other potential action.

During 2012 and 2014, two court applications were served on Gold Fields and its subsidiaries (as well as other mining companies) by various applicants purporting to represent classes of mine workers (and where deceased, their dependents) who were previously employed by or who are employees of, amongst others, Gold Fields or any of its subsidiaries and who allegedly contracted silicosis and/or tuberculosis.

These are applications in terms of which the court is asked to certify a class action to be instituted by the applicants on behalf of the classes of affected people. According to the applicants, these are the first and preliminary steps in a process, where if the court were to certify the class action, the applicants will in the second stage bring an action wherein they will attempt to hold Gold Fields and other mining companies liable for silicosis and/or tuberculosis and the resultant consequences. The applicants contemplate dealing in the second stage with what the applicants describe as common legal and factual issues regarding the claims arising for the whole of the classes. If the applicants are successful in the second stage, they envisage that individual members of the classes could later submit individual claims for damages against Gold Fields and the other mining companies. These applications do not identify the number of claims that could be instituted against Gold Fields and the other mining companies or the quantum of damages the applicants may seek.

Gold Fields has opposed the applications.

The two class actions were consolidated into one application on October 17, 2014. In terms of the consolidated application, the court is asked to allow the class actions to be certified. The consolidated application was heard during the weeks of October 12 and 19, 2015. Judgment has been reserved. If certification is granted, it will be the first step in a process whereby the applicants will, on behalf of the class or classes, seek to hold Gold Fields and the other mining companies liable for silicosis and/or tuberculosis and the resultant consequences. Any such claims will be defended.

In addition to the consolidated application, an individual action has been instituted against Gold Fields and one other mining company in terms of which the plaintiff claims R25.0 million (U.S.$2 million) in damages (and interest on that amount at 15.5% from May 2014 to the date of payment and costs) arising from his alleged contraction of silicosis which he claims was caused by the defendants. Gold Fields has entered an appearance to defend the individual action and has pleaded to the claim. In January 2014, the plaintiff delivered an application to join three other mining companies (including the owners of Gold Fields’ South Deep operation) to the action. The joinder was effected and Gold Fields delivered a revised plea on behalf of the joined Gold Fields defendants. The plaintiff has since applied to amend his particulars of claim which amendment is being opposed. While the plaintiff enrolled the trial for hearing on May 23, 2016, the matter has been removed from the trial roll. Gold Fields is proceeding with trial preparation in the normal course.

The ultimate outcome of these matters cannot presently be determined and, accordingly, no adjustment for any effects on the Company that may result from these actions, if any, has been made in the consolidated financial statements.

Occupational lung disease

The industry working group formed in 2014 to address issues relating to compensation and medical care for occupational lung disease in the South African gold mining industry, had extensive engagements with a wide range of stakeholders in 2015, including government, organized labor, other mining companies and legal representatives of claimants who have filed legal suits against the companies.

The companies, Anglo American South Africa, AngloGold Ashanti, African Rainbow Minerals, Gold Fields, Harmony Gold Mining Company Limited, or Harmony, and Sibanye Gold, believe that fairness and sustainability are crucial elements of any solution and are working together with these stakeholders to design and implement a comprehensive solution that is both fair to past, present and future gold mining employees and also sustainable for the sector.

The companies are among respondent companies in a number of lawsuits related to occupational lung disease, but do not believe that they are liable in respect of the claims brought, and they are defending these. The companies have been working for many years to try to eliminate the incidence of occupational lung disease at their mines. These efforts continue. Essentially, the companies are seeking a comprehensive solution which deals both with legacy compensation issues and future legal frameworks which are fair to employees, while also ensuring the future sustainability of companies in the industry.

Ngadju Native Title Claim

Gold Fields advised the market on July 7, 2015 that a decision had been handed down by a single judge of the Federal Court of Australia on July 3, 2015, in which the court had accepted the submissions of the Ngadju People that the re-grant of certain St. Ives’ tenements by the State of Western Australia in 2004 was not compliant with the correct processes set out in the Native Title Act 1993 (Cth), and as such, the re-granted tenements were inconsistent with the Ngadju People’s natives title rights.

The decision did not affect the grant of mining tenure to St. Ives under the Mining Act 1978 (WA). St. Ives still validly holds all of the tenements which underpin its mining operations at St. Ives, and as these proceedings are not an action against St. Ives for failure to take certain steps, the Court has no ability to impose any sort of penalty against St. Ives.

On March 29, 2016, Gold Fields announced that the full court of the Federal Court of Australia overturned its July 2015 decision. As such, the Federal Court confirmed that St. Ives’ re-granted tenements were valid for the purposes of the Native Title Act. In addition, the Federal Court found that although St. Ives and the Ngadju People have coexisting tenement holder rights, the rights of St. Ives would prevail in the event that any inconsistencies materialize. It is not clear whether the Ngadju People will appeal this decision.

Gold Fields remains strongly of the view that it has at all times complied with its obligations under the Native Title Act 1993 (Cth) in respect of its dealings with these tenements. The Company will take all steps necessary to ensure that the St. Ives operations are unaffected while this matter is resolved.

Accordingly, no adjustment for any effects on the Company that may result from the proceedings, if any, has been made in the consolidated financial statements.

Regulatory Investigations

Gold Fields was informed in September 2013 that it was the subject of a regulatory investigation in the United States by the SEC relating to the BEE transaction associated with the granting of the mining rights for its South Deep operation.

On June 22, 2015, Gold Fields notified shareholders that it was informed by the Foreign Corrupt Practices Act, or FCPA, Unit of the SEC that it has concluded its investigation in connection with the BEE transaction related to South Deep and, based on the information available to it, the FCPA Unit would not recommend to the SEC that enforcement action be taken against Gold Fields. The notice informing Gold Fields of this decision was provided under the guidelines set out in the final paragraph of the Securities Act Release No 5310, which states in part that the notice “must in no way be construed as indicating that the party has been exonerated or that no action may ultimately result from the staff’s investigation”.

In South Africa, in 2013 the Directorate for Priority Crime Investigation, or the Hawks, informed the Company that it has started a preliminary investigation into the BEE transaction to determine whether or not to proceed with a formal investigation, following a complaint by the Democratic Alliance, a political party in South Africa. The investigation is still in process and it is not possible to determine what effect the ultimate outcome of this investigation, any regulatory findings and any related developments may have on the Company, or the timing thereof.

Accordingly, no adjustment for any effects on the Company that may result from the outcome of these investigations, if any, has been made in the consolidated financial statements.

South Deep tax dispute

During the third quarter of fiscal 2014, the South African Revenue Service, or SARS, issued a Finalization of Audit Letter, or the Audit Letter, stating that SARS had restated GFIJVH’s additional capital allowance balance reflected on its 2011 tax return from $1,014.2 million to nil. The tax effect of this amount is $304.3 million, being the amount referred to above as the additional capital allowance.

The additional capital allowance was claimed by GFIJVH in terms of section 36(11)(c) of the South African Income Tax Act, 1962 (“the Act”). The additional capital allowance provides an incentive for new mining development and only applies to unredeemed capital expenditure. The additional capital allowance allows a 12% capital allowance over and above actual capital expenditure incurred on developing a deep level gold mine, as well as a further annual 12% allowance on the mine’s unredeemed capital expenditure balance brought forward, until the year that the mine starts earning mining taxable income (i.e., when all tax losses and unredeemed capital expenditure have been fully utilized).

In order to qualify for the additional capital allowance, South Deep must qualify as a “post-1990 gold mine,” which is defined in the South African Income Tax Act. A post-1990 gold mine, according to the Act, is defined as “a gold mine which, in the opinion of the Director-General: Mineral and Energy Affairs, is an independent workable proposition and in respect of which a mining authorization for gold mining was issued for the first time after March 14, 1990”.

During 1999, the Director General: Minerals and Energy Affairs, or DME, and SARS confirmed, in writing, that GFIJVH is a “post-1990 gold mine” as defined, and therefore qualified for the additional capital allowance. Relying on these representations, GFIJVH subsequently filed its tax returns on this basis, as confirmed by the DME and SARS.

In the Audit Letter, SARS stated that both the DME and SARS erred in issuing the confirmations mentioned above, and that GFIJVH does not qualify as a “post-1990 gold mine” and therefore does not qualify for the additional capital allowance.

The Group has taken legal advice on the matter and was advised by external senior counsel that SARS should not be allowed to disallow the claiming of the additional capital allowance. GFIJVH has in the meantime not only formally appealed against the position taken by SARS, but also filed an application in the High Court and will vigorously defend its position.

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

“Adjusted EBITDA” means operating profit before interest, royalties, taxes, depreciation and amortization, foreign exchange gains and losses, financial instruments gains and losses and non-recurring items (impairment of investments and assets, impairment of stockpiles and consumables, restructuring costs and profit and loss on disposal of assets), all as calculated in accordance with IFRS.

“Adjusted net cash flow” means cash flows from operations less South Deep BEE dividend, less net capital expenditure and environmental payments, all as calculated in accordance with IFRS.

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

“Free cash flow margin, or FCF Margin” means revenue less cash outflow divided by revenue expressed as a percentage. It is calculated as follows:

Revenue (gold only = revenue as per the income statement less by-product revenue as per AIC)	xxx
Less: Cash outflow	(xxx	)
- AIC	(xxx	)
Adjusted for
Share-based payments (as non-cash)	xx
Long-term employee benefits	xx
Exploration, feasibility and evaluation costs outside of existing operations	xx
- Tax paid (excluding royalties)	(xx	)
Free cash flow	xx

Free cash flow margin	x	%

Gold sold only - ounces	xxx

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

“Normalized earnings” means net earnings, excluding foreign exchange gains and losses, financial instruments gains and losses and non-recurring items (impairment of investments and assets, impairment of stockpiles and consumables, restructuring costs and profit and loss on disposal of assets), net of tax, all as calculated in accordance with IFRS.

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

In fiscal 2015, the South African, West African, Australasian and American operations produced 9%, 34%, 44% and 13% of Gold Fields’ total gold production, respectively.

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

As of December 31, 2015, Gold Fields reported attributable proven and probable gold and copper reserves of approximately 46.1 million ounces of gold and 532 million pounds of copper, as compared to the 48.1 million ounces of gold and 620 million pounds of copper, reported as of December 31, 2014.

Total gold production was 2.236 million ounces of gold equivalents in fiscal 2015, 2.159 million ounces of which were attributable to Gold Fields with the remainder attributable to non-controlling shareholders in Gold Fields Ghana, Abosso and La Cima, relating to the Tarkwa, Damang and Cerro Corona mining operations, respectively. Total gold production was 2.294 million ounces of gold equivalent in fiscal 2014, 2.219 million ounces of which were attributable to Gold Fields with the remainder attributable to non-controlling shareholders in Gold Fields Ghana, Abosso and La Cima, relating to the Tarkwa, Damang and Cerro Corona mining operations, respectively.

In fiscal 2015, production at South Deep, decreased by 1% from 6,237 kilograms (200,500 ounces) in fiscal 2014 to 6,160 kilograms (198,000 ounces) in fiscal 2015 mainly due to lower grades, partially offset by increased volumes.

Production at the operations outside of South Africa decreased by 3%. In the West African region, gold production increased by 2% from 736,000 ounces in fiscal 2014 to 753,900 ounces in fiscal 2015. At Tarkwa, gold production increased by 5% from 558,300 ounces to 586,100 ounces mainly due to higher grade. At Damang, gold production decreased by 6% from 177,800 ounces to 167,800 ounces mainly due to lower grades, partially offset by increased volumes. In the Australia region, gold production decreased by 4% from 1,031,100 ounces in fiscal 2014 to 988,000 ounces in fiscal 2015. At St. Ives, gold production increased by 3% from 361,700 ounces to 371,900 ounces mainly due to higher grades mined and processed. At Agnew/Lawlers, gold production decreased by 13% from 270,700 ounces to 236,600 ounces mainly due to lower tonnes mined and processed as well as lower grade. At Darlot, gold production decreased by 6% from 83,600 ounces to 78,400 ounces due to lower tonnes mined and processed, partially offset by higher grade. At Granny Smith, gold production decreased by 4% from 315,200 ounces to 301,100 ounces mainly due to lower grades and volumes processed. Gold equivalent production at Cerro Corona decreased by 9% from 326,600 ounces in fiscal 2014 to 295,600 ounces in fiscal 2015 mainly due to a decrease in gold and copper grades as well as the lower gold equivalent price ratio.

Disposal of Chucapaca

On August 19, 2014, Gold Fields sold its 51% stake in Canteras del Hallazgo S.A.C (CDH), the company that manages the Chucapaca exploration project in southern Peru, to Compañía de Minas Buenaventura S.A.A. (Buenaventura). Buenaventura is Peru’s largest publicly traded, precious metals mining company and previously owned 49% in CDH. The consideration received was U.S.$81.0 million in cash and a 1.5% net smelter royalty on future sales of gold, copper and silver produced in the current Chucapaca concession. No value was attributed to the 1.5% net smelter royalty in calculating the sales price due to the uncertainty associated with realizing any future royalties given that the Chucapaca project is still in the exploration phase. This sale resulted in a profit of U.S.$72.8 million being recognized in profit on disposal of investments and subsidiaries in the consolidated statement of operations.

Disposal of Yanfolila

On July 2, 2014, Gold Fields sold its 85% interest in the Yanfolila exploration project in Mali to London-listed Hummingbird for U.S.$21.1 million in the form of 21,258,503 Hummingbird shares (representing a 25.1% holding at the time), resulting in Hummingbird being accounted for as an equity accounted investee. This sale resulted in a profit of U.S.$5.1 million being recognized in profit on disposal of investments and subsidiaries in the consolidated statement of operations.

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

The financial results of Sibanye Gold, which include the KDC and Beatrix mines, were presented as discontinued operations in the consolidated financial statements for fiscal year 2013. The discussion of financial results of Gold Fields in this Operating and Financial Review and Prospects relates only to continuing operations unless otherwise stated.

Revenues

Substantially all of Gold Fields’ revenues are derived from the sale of gold and copper. As a result, Gold Fields’ revenues are directly related to the prices of gold and copper. Historically, the prices of gold and copper have fluctuated widely. The gold and copper prices are affected by numerous factors over which Gold Fields does not have control. See “Risk Factors—Changes in the market price for gold, and to a lesser extent copper, which in the past have fluctuated widely, affect the profitability of Gold Fields’ operations and the cash flows generated by those operations.” The volatility of gold and copper prices is illustrated in the following tables, which show the annual high, low and average of the London afternoon fixing price of gold and the London Metal Exchange cash settlement price for copper in U.S. dollars for the past 12 calendar years and to date in calendar year 2016:

	Price per ounce(1)
Gold	High	Low	Average
	($/oz)
2004	454	375	409
2005	537	411	445
2006	725	525	604
2007	834	607	687
2008	1,011	713	872
2009	1,213	810	972
2010	1,421	1,058	1,224
2011	1,895	1,319	1,571
2012	1,792	1,540	1,669
2013	1,694	1,192	1,409
2014	1,385	1,142	1,266
2015	1,296	1,060	1,167
2016 (through April 6, 2016)	1,278	1,077	1,185

Source: I-Net

Note:

(1)	Rounded to the nearest U.S. dollar.

On April 6, 2016, the London afternoon fixing price of gold was U.S.$1,221 per ounce.

	Price per tonne(1)
Copper	High	Low	Average
	($/t)
2004	3,287	2,337	2,867
2005	4,650	3,072	3,687
2006	8,788	4,537	6,728
2007	8,301	5,226	7,128
2008	8,985	2,770	6,952
2009	7,346	3,051	5,164
2010	9,740	6,091	7,539
2011	9,986	7,062	8,836
2012	8,658	7,252	7,951
2013	8,243	6,638	7,324
2014	7,440	6,306	6,861
2015	6,401	4,347	5,376
2016 (through April 6, 2016)	5,080	4,347	4,680

Source: I-Net

Note:

(1)	Rounded to the nearest U.S. dollar.

On April 6, 2016, the LME cash settlement price for copper was U.S.$4,775 per tonne.

As a general rule, Gold Fields sells the gold it produces at market prices to obtain the maximum benefit from prevailing gold prices and does not enter into hedging arrangements such as forward sales or derivatives which establish a price in advance for the sale of its future gold production. Hedges can be undertaken in one or more of the following circumstances: to protect cash flows at times of significant capital expenditures; for specific debt servicing requirements; and to safeguard the viability of higher cost operations. During fiscal 2015 and at December 31, 2015, Gold Fields had no commodity hedging arrangements in place. See “Quantitative and Qualitative Disclosures About Market Risk—Commodity Price Sensitivity”. Significant changes in the prices of gold and copper over a sustained period of time may lead Gold Fields to increase or decrease its production in the near-term, which could have a material impact on Gold Fields’ revenues.

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

	Fiscal
Realized Gold Price(1)	2013	2014	2015
Average	1,409	1,266	1,167
High	1,694	1,385	1,296
Low	1,192	1,142	1,060
Gold Fields’ average realized gold price(2)	1,386	1,249	1,140

Notes:

(1)	Prices stated per ounce.
(2)	Gold Fields’ average realized gold price may differ from the average gold price due to the timing of its sales of gold within each year.

Over the period from 2013 to 2015, the gold price has declined from an average price of $1,409/oz. to $1,167/oz. which has had an impact on Gold Fields’ revenues and costs.

The following table sets out the average, the high and the low London Metal Exchange cash settlement price per tonne for copper and Gold Fields’ average U.S. dollar realized copper price for fiscal 2013, 2014 and 2015.

	Fiscal
Realized Copper Price(1)	2013	2014	2015
Average	7,324	6,861	5,376
High	8,243	7,440	6,401
Low	6,638	6,306	4,347
Gold Fields’ average realized copper price(2)	6,575	6,827	4,787

Notes:

(1)	Prices stated per tonne.
(2)	Gold Fields’ average realized copper price may differ from the average copper price due to the timing of its sales of copper within each year and is net of treatment and refining charges.

Production

Gold Fields’ revenues are primarily driven by its production levels and the price it realizes on the sale of gold. Production levels are affected by a number of factors, some of which are described below. Total managed production at Gold Fields’ continuing operations decreased from 2.29 million ounces in fiscal 2014 to 2.24 million ounces in fiscal 2015, having increased from 2.10 million ounces in fiscal 2013 to 2.29 million ounces in fiscal 2014. The decrease in production between fiscal 2014 and fiscal 2015 was due to lower production at all of the mines except for Tarkwa and St. Ives. The increase in production between fiscal 2013 and fiscal 2014 was mainly due to the inclusion of a full year’s production from the Yilgarn South Assets in 2014 compared to only one quarter in 2013.

Labor Impact

In recent years, Gold Fields has experienced greater union activity in some of the countries in which it operates, including the entry of rival unions, which has resulted in more frequent industrial disputes, including violent protests, intra-union violence and clashes with police authorities, and has impacted labor relations. In the third quarter of fiscal 2013, South Deep was affected by a three day wage related industrial action. South Deep has a relatively well educated labor force with a component of skilled and semi-skilled employees who receive remuneration packages that are competitive and highly incentivized. There is also no evidence to date that the Association of Mineworkers and Construction Union, which has been responsible for extensive strike action at South Africa’s gold and platinum mines, has established a material presence at the South Deep mine. The NUM is the dominant union, providing relatively stable relations.

Further, on April 3, 2013, employees at Gold Fields’ Ghanaian operations engaged in a work stoppage that led to a halt in production, which resulted in a loss of approximately 21,700 ounces. On April 8, 2013, the strike ended and production resumed after management and the GMWU reached a settlement regarding the process for resolving certain issues raised by union petitions. There were no work stoppages as a result of strikes during fiscal 2014 and fiscal 2015. See “Risk Factors—Gold Fields’ operations and profits have been and may be adversely affected by union activity and new and existing labor laws”.

Health and Safety Impact

Gold Fields’ operations are also subject to various health and safety laws and regulations that impose various duties on Gold Fields’ mines while granting the authorities broad powers to, among other things, close or suspend operations at unsafe mines and order corrective action relating to health and safety matters. Additionally, it is Gold Fields’ policy to halt production at its operations when serious accidents occur in order to rectify dangerous situations and, if necessary, retrain workers. During fiscal 2015, Gold Fields operations suffered three safety related work stoppages, two related to the fatalities in March and May and the third one related to a serious accident in April. During fiscal 2014, Gold Fields operations suffered two safety stoppages. In South Africa, Gold Fields has actively engaged with the DMR on the protocols applied to safety-related mine closures. See “Risk Factors—Gold Fields’ operations are subject to environmental and health and safety regulations, which could impose additional costs and compliance requirements and Gold Fields may face claims and liability for breaches, or alleged breaches, of such regulations and other applicable laws”.

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

In order to counter the effect of increasing costs in the mining industry, the Group rationalized and prioritized capital expenditure without undermining the sustainability of its operations and continued prioritization of cash generation over production volumes. The Group also undertook further reductions in labor costs. One of Gold Fields’ strategic priorities relates to the proactive management of costs with a view of achieving a 15% FCF margin at a U.S.$1,300 per ounce gold price.

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

The Gold Fields’ South African operation is labor intensive due to the use of deep level underground mining methods. As a result, over the last three fiscal years labor has represented on average approximately 30% of AIC at the South African operation. In fiscal 2015, labor represented approximately 35% of AIC at the South African operation.

Negotiations with the South African mining unions in the year ended December 31, 2011 resulted in above-inflation wage increases of between 8.0% and 10.0%, depending upon the category of employee. Such negotiations historically have occurred every two years. However, the labor unrest in 2012 resulted in South African mining industry participants undergoing negotiations with workers and labor unions outside this period. These ad-hoc negotiations resulted in a settlement proposal made by a number of gold mining companies in South Africa, including Gold Fields. Through the Chamber, Gold Fields agreed with the trade unions to an earlier implementation of a number of provisions of the wage agreement reached in 2011 that were agreed to by all parties, culminating in an adjustment to wages in the relevant bargaining units of around 2.5% per annum, relating to changes to job grades and entry-level wages. In addition, gold mining companies, trade unions and government set up a working group for a wide-ranging review of working practices, productivity improvements and socio-economic conditions in the gold mining industry, which fed into the 2013 round of wage negotiations. See “Directors, Senior Management and Employees—Employees—Labor Relations—Wage Agreements—2011-2013 Agreement.” Despite the fact that returning employees will receive the benefit of this settlement, Gold Fields’ employees may continue to take industrial action to protest and seek redress in connection with a variety of issues, including pay and working conditions.

At the wage talks with organized labor which commenced on March 19, 2015, Gold Fields offered an all-inclusive package which included a scarce skills allowance and a housing allowance. On April 10, 2015, the Group signed a three year wage and other conditions of employment agreement with the NUM and UASA, the registered trade unions at South Deep. The agreement will result in average annual wage increases of 10% over the three year period of the deal. The first increase took effect on April 1, 2015. See “Directors, Senior Management and Employees—Employees—Labor Relations—South Africa—Wage Agreements”.

At the South African operation, power and water made up on average approximately 8% of AIC over the last three fiscal years. In fiscal 2015, power and water costs made up 9% of AIC at the South African operation. Eskom applied to NERSA for a 16% average tariff increase on each of April 1, 2013, 2014, 2015, 2016 and 2017, and NERSA granted Eskom an average increase of 8% for each of the years. The actual legislated increase applicable to the South African mining industry effective April 1, 2014 was 8%. However, the increase on April 1, 2015 was 12.69%, being 8% plus 4.69% due to the clawing back by Eskom of prudent costs from the “Regulatory Clearing Account” in respect of the three year period from April 2010 to March 2013. In fiscal 2016, Eskom requested permission to raise the power tariff by 25% in order to make up a cash shortfall. NERSA approved an increase of 9.4% effective April 1, 2016. It is not clear what increases will be granted in the future.

Both Gold Fields Ghana and Abosso concluded tariff negotiations for 2014 and 2015 with their respective power suppliers (the state electricity supplier, the VRA, supplies power to Gold Fields Ghana and the ECG provides power to Abosso). The ECG’s tariff for the period January 1, 2012 to December 31, 2013 was U.S.$0.1809/kWh. The ECG’s tariff from January 1, 2014 to December 31, 2014 was $0.216/kWh and from January 1, 2015 to December 31, 2015 was U.S.$0.23/kWh. Following negotiations with management, the ECG agreed to decrease its tariff to U.S.$0.20/kWh from August 1, 2015 to January 31, 2016. There has been no revision of this tariff to date due to continuing negotiations. Gold Fields Ghana has agreed tariffs with the VRA with a base tariff of U.S.$0.1674/kWh with effect from January 1, 2015 using a tariff model which inputs actual variables (including the generation mix and input prices) of the previous quarter to determine the tariff for the current quarter. The average VRA tariff for fiscal 2015 was U.S.$0.1357/kWh.

Gold Fields Ghana has concluded a PSPA with the VRA. However, Gold Fields Ghana and the VRA have agreed to revise the PSPA to incorporate material regulatory events, including the introduction of the Wholesale Electricity Market by the Energy Commission.

In order to reduce their reliance on power supplied by the VRA and the ECG, Gold Fields Ghana and Abosso entered into a ten year PPA with independent power producer Genser Energy, or Genser. Under the PPA, Genser agreed to commission a ‘clean coal’ power generation facility at Tarkwa. This power supply is expected to eventually replace all or a significant proportion of Tarkwa and Damang’s current supply from the VRA and the ECG. Over the ten year contract, the PPA could potentially save around 47% on the cost of power currently supplied by the VRA and the ECG. The PPA will, however, increase the company’s carbon emissions, by replacing electricity currently generated mainly through hydropower with coal-generated electricity. See “Risk Factors—Power cost increases may adversely affect Gold Fields’ business, operating results and financial condition”.

In 2015, the Ghanaian government imposed a 33% power-shedding program on all mining and industrial companies. In response, Gold Fields Ghana has signed an amendment to its PPA with Genser, whereby the Genser will install three 11MW solar turbines at Tarkwa and four 5.5MW turbines at Damang. These plants are scheduled to be operational by July 2016.

On December 11, 2015, the Public Utilities Regulatory Commission increased the average electricity tariffs by approximately 59.2%. In addition, the new Energy Sector Levies Act enacted in 2015 (Act 899) imposed a levy of 5% per kilowatt hour of electricity on both public lighting and national electrification applicable to all consumers.

Contractor costs represented on average 7% of AIC at Tarkwa over the last three fiscal years, and 5% of AIC during fiscal 2015. Over the last three fiscal years, contractor costs represented on average 15% of AIC at Damang with 18% in fiscal 2015. Direct labor costs represent on average a further 12% of AIC at Tarkwa over the last three fiscal years and 14% in fiscal 2015. Over the last three fiscal years, direct labor costs represented on average 15% at Damang and 15% in fiscal 2015.

Gold Fields’ operations in Ghana consume large quantities of diesel fuel for the running of their mining fleet. The cost of diesel fuel is directly related to the oil price and any movement in the oil price will have an impact on the cost of diesel fuel and therefore the cost of running the mining fleet. Over the last three fiscal years, fuel costs have represented approximately 12% of AIC at the Ghana operations. In fiscal 2015, fuel costs represented 11% of AIC at the Ghana operations. Fuel use is proportionately higher at the Ghana operations than at other operations because open pit mining in general requires more fuel usage than underground mining and because of the configuration of the Ghana operations, including the scale of certain of the pits and the distances between the pits and the plants.

At Cerro Corona, contractor cost represented on average 25% of AIC over the last three fiscal years and 23% of AIC during fiscal 2015. Direct labor costs represent on average a further 17% of AIC over the last three fiscal years and 15% in fiscal 2015. Power and water made up on average a further 5% of AIC over the last three fiscal years and 5% in fiscal 2015.

At the Australasian operations, mining operations were historically conducted by outside contractors. However, at Agnew, owner mining at the underground operations commenced in May 2010, while development is still conducted by outside contractors at the Waroonga underground mine only. At St. Ives, owner mining commenced in July 2011 at the underground operations and in July 2012 at the surface operations, but development is still conducted by contractors. Over the last three fiscal years, total contractor costs represented on average 22% at St. Ives and 30% at Agnew of AIC and direct labor costs represented on average a further 17% at St. Ives and 16% at Agnew of AIC. In fiscal 2015, contractors and direct labor cost represented 19% and 16% at St. Ives and 38% and 16% at Agnew/Lawlers, respectively. Power and water made up, on average, a further 7% and 6% of AIC over the last three fiscal years and 9% and 7% of AIC in fiscal 2015 at St. Ives and Agnew, respectively. At the Yilgarn South Assets, mining operations and development are conducted through owner mining. Over the last three fiscal years, contractors and direct labor cost represented, on average, 17% and 25% at Granny Smith and 15% and 35% at Darlot, respectively. In fiscal 2015, contractors and direct labor cost represented 15% and 25% at Granny Smith and 16% and 35% at Darlot, respectively. Power and water made up, on average, a further 10% and 8% of AIC over the last three fiscal years and 8% and 9% of AIC in fiscal 2015 at Granny Smith and Darlot, respectively.

The remainder of Gold Fields’ total costs consists primarily of amortization and depreciation, exploration costs and selling, administration and general and corporate charges.

All-in Sustaining and All-in Cost

The WGC has worked closely with its member companies to develop definitions for “all-in sustaining costs” and “all-in costs”. The WGC is not a regulatory industry organization and does not have the authority to develop accounting standards or disclosure requirements. Gold Fields ceased being a member of the WGC in fiscal 2014. “All-in sustaining costs” and “All-in costs” are non-GAAP measures. These non-GAAP measures are intended to provide further transparency into the costs associated with producing and selling an ounce of gold. The new standard was released by the WGC on June 27, 2013. It is expected that these new metrics will be helpful to investors, governments, local communities and other stakeholders in understanding the economics of gold mining. The “all-in sustaining costs” incorporates costs related to sustaining current production. The “all-in costs” include additional costs which relate to the growth of the Group. All-in sustaining costs, as defined by the WGC, are operating costs excluding amortization and depreciation as calculated in accordance with IFRS (as included in the geographical and segment information included in Note 26 to the consolidated financial statements), plus all costs not included therein relating to sustaining current production including sustaining capital expenditure. The value of by-product revenues such as silver and copper is deducted from operating costs excluding amortization and depreciation costs as it effectively reduces the cost of gold production. All-in costs starts with all-in sustaining costs and adds additional costs which relate to the growth of the Group, including non-sustaining capital expenditure and exploration, evaluation and feasibility costs not associated with current operations.

Gold Fields voluntarily adopted and implemented these metrics as from the second quarter of fiscal 2013. All-in sustaining costs (AISC) and all-in cost (AIC) are reported on a per ounce of gold basis, net of by-product revenues (as per the WGC definition) as well as on a per ounce of gold equivalent basis, gross of by-product revenues.

As from fiscal 2014, Gold Fields exclusively reports its costs in accordance with the new WGC definition for AISC and AIC and no longer reports total cash cost and notional cash expenditure.

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

The following tables set out a reconciliation of Gold Fields’ operating costs excluding amortization and depreciation, as calculated in accordance with IFRS, to its AISC and AIC net of by-product revenues per ounce of gold sold for fiscal 2015, 2014 and 2013. The following tables also set out AISC and AIC gross of by-product revenue on a gold equivalent ounce basis for fiscal 2015, 2014 and 2013.

	AISC and AIC, net of by-product revenue per ounce of gold
	For the year ended December 31, 2015
	South Deep	Tarkwa	Damang	St. Ives	Agnew/ Lawlers	Darlot	Granny Smith	Cerro Corona	Corporate Group(1)
	(in $ million except as otherwise stated)
Operating costs (excluding amortization and depreciation)	236.6	334.2	184.3	195.0	142.6	59.8	135.9	143.8	(0.8)	1,431.3
Add:
Gold inventory change	—	(7.3)	2.1	25.3	(1.1)	(0.6)	5.4	1.0	—	24.9
Inventory write-off		—	8.0	—	—	—	—	—	—	8.0
Royalties	1.2	34.0	9.7	10.7	6.6	2.1	8.7	3.1	—	76.0
Realized gains and losses on commodity cost hedges	—	—	—	5.0	1.5	0.5	5.2	—	—	12.1
Community/social responsibility costs	1.7	2.1	0.2	—	—	—	—	8.3	—	12.2
Non-cash remuneration (share-based payments)	1.0	1.5	0.3	1.2	0.7	0.2	0.4	1.2	4.4	10.9
Cash remuneration (long-term employee benefits)	1.0	1.4	0.4	0.2	0.5	0.2	0.3	0.8	0.6	5.3
Other	—	—	—	—	—	—	—	—	8.5	8.5
By-product revenue(2)	(0.4)	(5.5)	—	(0.5)	(0.3)	(0.2)	(0.1)	(113.8)	—	(120.7)
Rehabilitation amortization and interest	0.8	3.7	0.6	8.9	3.4	0.8	1.8	4.9	—	25.0
Sustaining capital expenditure(3)	53.2	204.2	16.9	114.5	73.0	20.0	72.4	64.8	—	619.9

All-in sustaining costs(1)	295.1	568.2	222.5	360.2	226.8	82.9	230.0	114.0	12.7	2,113.3
Exploration, feasibility and evaluation costs(4)	—	—	—	—	—	—	—	—	26.0	26.0
Non-sustaining capital expenditure(3)	13.7	—	—	—	—	—	—	—	0.5	14.2

All-in costs(1)	308.8	568.2	222.5	360.2	226.8	82.9	230.0	114.0	39.2	2,153.5

Gold only ounces sold (‘000oz)	198.0	586.1	167.8	371.9	236.6	78.4	301.1	158.8	—	2,098.8
All-in sustaining cost	295.1	568.2	222.5	360.2	226.8	82.9	230.0	114.0	12.7	2,113.3
All-in sustaining cost net of by-product revenue per ounce of gold sold ($/oz)	1,490	970	1,326	969	959	1,057	764	718	—	1,007

All-in costs	308.8	568.2	222.5	360.2	226.8	82.9	230.0	114.0	39.2	2,153.5
All-in costs net of by-product revenue per ounce of gold sold ($)	1,559	970	1,326	969	959	1,057	764	718	—	1,026

	AISC and AIC, gross of by-product revenue per ounce of gold
	For the year ended December 31, 2015
	South Deep	Tarkwa	Damang	St. Ives	Agnew/ Lawlers	Darlot	Granny Smith	Cerro Corona	Corporate	Group(1)
	(in $ million except as otherwise stated)
All in sustaining costs (per table above)	295.1	568.2	222.5	360.2	226.8	82.9	230.0	114.0	12.7	2,113.3
add back by-product revenue(2)	0.4	5.5	—	0.5	0.3	0.2	0.1	113.8	—	120.7
All-in sustaining costs gross of by-product revenue	295.5	573.7	222.5	360.7	227.1	83.1	230.1	227.8	12.7	2,234.0
All-in costs (per table above)	308.8	568.2	222.5	360.2	226.8	82.9	230.0	114.0	39.2	2,153.5
add back by-product revenue(2)	0.4	5.5	—	0.5	0.3	0.2	0.1	113.8	—	120.7
All-in costs gross of by-product revenue	309.2	573.7	222.5	360.7	227.1	83.1	230.1	227.8	39.2	2,274.2
Gold equivalent ounces sold	198.0	586.1	167.8	371.9	236.6	78.4	301.1	293.8	—	2,233.3
All-in sustaining costs gross of by-product revenue ($/equivalent oz)	1,492	979	1,326	970	960	1,059	764	777	—	1,000
All-in costs gross of by-product revenue ($/equivalent oz)	1,561	979	1,326	970	960	1,059	764	777	—	1,018

Notes:

(1)	This total may not reflect the sum of the line items due to rounding.
(2)	By-product revenue at Cerro Corona relates to copper. For all the other operations, by-product revenue relates to silver.
(3)	Sustaining capital expenditure represents the majority of capital expenditures at existing operations, including underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures at existing operations and is calculated as total capital expenditure for IFRS as per Note 26 to the consolidated financial statements, less non-sustaining capital expenditures. Non-sustaining capital expenditures represent capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations.
(4)	Includes exploration, feasibility and evaluation and share of equity accounted losses of Far Southeast Gold Resources Incorporated, or FSE, per IFRS.

	AISC and AIC, net of by-product revenue per ounce of gold
	For the year ended December 31, 2014
	South Deep	Tarkwa	Damang	St. Ives	Agnew/ Lawlers	Darlot	Granny Smith	Cerro Corona	Corporate Group(1)
	(in $ million except as otherwise stated)
Operating costs (excluding amortization and depreciation)	245.5	373.9	177.6	292.3	173.0	81.9	182.6	158.2	—	1,684.9
Add:
Gold inventory change	—	(2.3)	2.1	(9.9)	(0.3)	1.7	—	1.5	—	(7.2)
Royalties	1.3	35.3	11.2	11.6	8.3	2.7	10.0	5.8	—	86.1
Realized gains and losses on commodity cost hedges	—	—	—	0.1	(0.1)	—	0.3	—	—	0.3
Community/social responsibility costs	3.9	1.2	0.2	—	—	—	—	7.0	—	12.3
Non-cash remuneration (share-based payments)	2.8	4.2	0.6	2.7	1.3	0.5	1.0	2.6	10.2	26.0
Cash remuneration (long-term employee benefits)	0.6	1.5	0.2	1.2	0.7	0.4	0.7	1.2	2.1	8.7
Other	—	—	—	—	—	—	—	—	10.6	10.6
By-product revenue(2)	(0.5)	(0.5)	(0.1)	(0.5)	(0.3)	(0.3)	(0.1)	(182.1)	—	(184.5)
Rehabilitation amortization and interest	1.8	9.0	1.1	6.1	2.0	0.5	1.7	3.3	—	25.5
Sustaining capital expenditure(3)	54.9	174.1	16.0	117.5	83.4	14.7	58.9	51.0	—	570.4

All-in sustaining costs(1)	310.3	596.5	208.9	421.0	267.9	102.2	255.1	48.5	22.9	2,232.9
Exploration, feasibility and evaluation costs(4)	—	—	—	—	—	—	—	—	34.6	34.6
Non-sustaining capital expenditure(3)	37.0	—	—	—	—	—	—	—	1.5	38.5

All-in costs(1)	347.2	596.5	208.9	421.0	267.9	102.2	255.1	48.5	59.0	2,306.0

Gold only ounces sold (‘000oz)	200.5	558.3	177.8	361.7	270.7	83.6	315.2	153.6	—	2,121.4
All-in sustaining cost	310.3	596.5	208.9	421.0	267.9	102.2	255.1	48.5	22.9	2,232.9
All-in sustaining cost net of by-product revenue per ounce of gold sold ($/oz)	1,548	1,068	1,175	1,164	990	1,222	809	316	—	1,053

All-in costs	347.2	596.5	208.9	421.0	267.9	102.2	255.1	48.5	59.0	2,306.0
All-in costs net of by-product revenue per ounce of gold sold ($)	1,732	1,068	1,175	1,164	990	1,222	809	316	—	1,087

	AISC and AIC, gross of by-product revenue per ounce of gold
	For the year ended December 31, 2014
	South Deep	Tarkwa	Damang	St. Ives	Agnew/ Lawlers	Darlot	Granny Smith	Cerro Corona	Corporate	Group(1)
	(in $ million except as otherwise stated)
All in sustaining costs (per table above)	310.3	596.5	208.9	421.0	267.9	102.2	255.1	48.5	22.9	2,232.9
add back by-product revenue(2)	0.5	0.5	0.1	0.5	0.3	0.3	0.1	182.1	—	184.5
All-in sustaining costs gross of by-product revenue	310.8	597.0	209.0	421.5	268.3	102.5	255.2	230.6	22.9	2,417.4
All-in costs (per table above)	347.2	596.5	208.9	421.0	267.9	102.2	255.1	48.5	59.0	2,306.0
add back by-product revenue(2)	0.5	0.5	0.1	0.5	0.3	0.3	0.1	182.1	—	184.5
All-in costs gross of by-product revenue	347.7	597.0	209.0	421.5	268.3	102.5	255.2	230.6	59.0	2,490.5
Gold equivalent ounces sold	200.5	558.3	177.8	361.7	270.7	83.6	315.2	328.6	—	2,296.2
All-in sustaining costs gross of by-product revenue ($/equivalent oz)	1,550	1,069	1,175	1,165	991	1,225	810	702	—	1,053
All-in costs gross of by-product revenue ($/equivalent oz)	1,734	1,069	1,175	1,165	991	1,225	810	702	—	1,086

Notes:

(1)	This total may not reflect the sum of the line items due to rounding.
(2)	By-product revenue at Cerro Corona relates to copper. For all the other operations, by-product revenue relates to silver.
(3)	Sustaining capital expenditure represents the majority of capital expenditures at existing operations, including underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures at existing operations and is calculated as total capital expenditure for IFRS as per Note 26 to the consolidated financial statements, less non-sustaining capital expenditures. Non-sustaining capital expenditures represent capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations.
(4)	Includes exploration, feasibility and evaluation and share of equity accounted losses of FSE per IFRS.

	AISC and AIC, net of by-product revenue per ounce of gold
	For the year ended December 31, 2013
	South Deep	Tarkwa	Damang	St. Ives	Agnew/ Lawlers	Darlot	Granny Smith	Cerro Corona	Corporate	Group(1)
	(in $ million except as otherwise stated)
Operating costs(excluding amortization and depreciation)	321.8	473.7	171.1	345.5	135.0	21.6	48.8	161.3	—	1,678.7
Add:
Gold inventory change	—	30.8	(11.1)	(8.8)	1.2	(1.3)	(3.7)	(18.8)	—	(11.8)
Inventory write-off	—	42.8	16.1	—	—	—	—	—	—	58.9
Royalties	2.1	44.7	10.8	13.9	7.6	0.6	2.1	8.9	—	90.5
Realized gains and losses on commodity cost hedges	—	—	—	(0.2)	—	—	—	—	—	(0.2)
Community/social responsibility costs	2.2	9.1	0.2	—	—	—	—	7.6	—	19.1
Non-cash remuneration (share-based payments)	4.4	5.4	1.3	3.8	1.6	—	0.1	3.7	20.1	40.5
By-product revenue(2)	(0.8)	(0.7)	(0.1)	(0.8)	(0.5)	—	—	(188.2)	—	(191.1)
Rehabilitation amortization and interest	0.4	3.4	0.2	4.6	0.8	—	0.2	1.7	—	11.3
Sustaining capital expenditure(3)	135.4	207.0	50.1	132.3	52.3	1.5	7.8	56.3	—	642.6

All-in sustaining costs(1)	465.6	816.1	238.6	490.3	198.0	22.3	55.2	32.4	20.1	2,338.6

Exploration, feasibility and evaluation costs(4)	—	—	—	—	—	—	—	—	122.4	122.4
Non sustaining capital expenditure(3)	67.0	—	—	—	—	—	—	—	22.7	89.7

All-in costs(1)	532.6	816.1	238.6	490.3	198.0	22.3	55.2	32.4	165.2	2,550.8

Gold only ounces sold (‘000oz)	302.1	632.2	153.1	402.7	215.6	19.7	62.2	157.3	—	1,944.9
All-in sustaining cost	465.6	816.1	238.6	490.3	198.0	22.3	55.2	32.4	20.1	2,338.6

All-in sustaining cost net of by-product revenue per ounce of gold sold ($/oz)	1,541	1,291	1,558	1,218	919	1,132	888	206	—	1,202

All-in costs	532.6	816.1	238.6	490.3	198.0	22.3	55.2	32.4	165.2	2,550.8

All-in costs net of by-product revenue per ounce of gold sold ($)	1,763	1,291	1,558	1,218	919	1,132	888	206	—	1,312

	AISC and AIC, gross of by-product revenue per ounce of gold
	For the year ended December 31, 2013
	South Deep	Tarkwa	Damang	St. Ives	Agnew/ Lawlers	Darlot	Granny Smith	Cerro Corona	Corporate	Group(1)
	(in $ million except as otherwise stated)
All in sustaining costs (per table above)	465.6	816.1	238.6	490.3	198.0	22.3	55.2	32.4	20.1	2,338.6
add back by-product revenue(2)	0.8	0.7	0.1	0.8	0.5	—	—	188.2	—	191.1

All-in sustaining costs gross of by-product revenue	466.4	816.8	238.7	491.1	198.5	22.3	55.2	220.6	20.1	2,529.7

All-in costs (per table above)	532.6	816.1	238.6	490.3	198.0	22.3	55.2	32.4	165.2	2,550.8
add back by-product revenue(2)	0.8	0.7	0.1	0.8	0.5	—	—	188.2	—	191.1

All-in costs gross of by-product revenue	533.4	816.8	238.7	491.1	198.5	22.3	55.2	220.6	165.2	2,741.9

Gold equivalent ounces sold	302.1	632.2	153.1	402.7	215.6	19.7	62.2	309.4	—	2,097.1
All-in sustaining costs gross of by-product revenue ($/equivalent oz)	1,544	1,292	1,559	1,220	921	1,132	888	713	—	1,206

All-in costs gross of by-product revenue ($/equivalent oz)	1,766	1,292	1,559	1,220	921	1,132	888	713	—	1,307

Notes:

(1)	This total may not reflect the sum of the line items due to rounding.
(2)	By-product revenue at Cerro Corona relates to copper. For all the other operations, by-product revenue relates to silver.
(3)	Sustaining capital expenditure represents the majority of capital expenditures at existing operations, including underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures at existing operations and is calculated as total capital expenditure for IFRS as per Note 26 to the consolidated financial statements, less non-sustaining capital expenditures. Non-sustaining capital expenditures represent capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations.
(4)	Includes exploration, feasibility and evaluation, share of equity accounted losses of FSE and only 51% of capital expenditure in Chucapaca, being the Group’s share of the project per IFRS.

AISC net of by-product revenues decreased from U.S.$1,053 per ounce of gold in fiscal 2014 to U.S.$1,007 per ounce of gold in fiscal 2015, mainly due to lower operating costs, the weaker average Rand to U.S. dollar and Australian dollar to U.S. dollar gold price, partially offset by lower by-product credits and higher capital expenditure. AIC net of by-product revenues decreased from U.S.$1,087 per ounce of gold in fiscal 2014 to U.S.$1,026 per ounce of gold in fiscal 2015, mainly due to lower exploration, feasibility and evaluation costs and lower non-sustaining capital expenditure.

AISC gross of by-product revenues decreased from U.S.$1,053 per equivalent ounce of gold in fiscal 2014 to U.S.$1,000 per equivalent ounce of gold in fiscal 2015, mainly due to lower operating costs, the weaker average Rand to U.S. dollar and Australian dollar to U.S. dollar gold price, partially offset by higher capital expenditure. AIC gross of by-product revenues decreased from U.S.$1,086 per equivalent ounce of gold in fiscal 2014 to U.S.$1,018 per equivalent ounce of gold in fiscal 2015, due to lower exploration, feasibility and evaluation costs and lower non-sustaining capital expenditure.

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

Where unrefined mineral resources (such as uranium) constitute less than 10% in value of the total composite mineral resources, the royalty rate in respect of refined mineral resources may be used for all gross sales and a separate calculation of EBIT for each class of mineral resources is not required. For Gold Fields, this means that currently it will pay a royalty based on the refined minerals royalty calculation as applied to its gross revenue. The rate of royalty tax payable for both fiscal 2015 and fiscal 2014, was approximately 0.5% of revenue.

Ghana

Because minerals are owned by the Republic of Ghana and held in trust by the President, the Tarkwa and Damang operations (Gold Fields Ghana and Abosso, respectively) are subject to a gold royalty which is set at 5% of total revenue earned from minerals obtained. On March 17, 2016, the Parliament of Ghana ratified development agreements between Gold Fields Ghana, Abosso and the Government of Ghana. Under the development agreements, Gold Fields is to pay royalties on a sliding scale, replacing the current fixed rate, with effect from January 1, 2017. See “Information on the Company—Environmental and Regulatory Matters—Ghana—Mineral Rights.”

Australia

Royalties are payable to the state based on the amount of gold produced from a mining tenement. Royalties are payable quarterly at a fixed rate of 2.5% of the royalty value of gold sold. The royalty value of gold is the amount of gold produced during the month multiplied by the average gold spot price for the month.

Peru

In 2011, the Peruvian Congress approved a new mining royalty law which established a mining royalty that owners of mining concessions must pay to the Peruvian government for the exploitation of metallic and non-metallic resources. The royalties are calculated with reference to the operating margin and ranging from 1% (for operating margins less than 10%) to 12% (for operating margins of more than 80%). Under the new regime, La Cima’s effective royalty rate for fiscal 2015 and fiscal 2014 was 4.0% and 3.3% of operating profit, respectively.

Income and Mining Taxes

South Africa

Generally, South Africa imposes tax on the worldwide income (including capital gains) of all of Gold Fields’ South African incorporated and tax resident entities. Certain classes of passive income such as interest and royalties, and certain capital gains, derived by Controlled Foreign Companies, or CFC, could be subject to South African tax on a notional imputation basis. CFC’s generally constitute a foreign company in which Gold Fields owns or controls more than 50% of the shareholding.

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

The applicable formula takes the form Y	=	34 – 170
x

Where:

Y	=	the tax rate to be determined

x	=	the ratio of taxable income to the total income (expressed as a percentage)

The effective mining tax rate for GFO and GFIJVH, owners of the South Deep mine, has been calculated at 30% (2014: 30%).

Ghana

Ghanaian resident entities are subject to tax on the basis of income derived from, accruing in, received in, or brought into Ghana. The standard corporate income tax rate applicable to mining companies is currently 35%.

Under the project development agreement (entered into between the Ghanaian government and Gold Fields Ghana) and the deed of warranty (entered into between the Ghanaian government and Abosso), the government has agreed that no withholding tax shall be deducted from the payment of any dividend or capital repayment declared by Gold Fields Ghana or Abosso which is due and payable to any shareholder not normally resident in Ghana.

The 2015 Income Tax Act (Act 896) was signed into law on September 1, 2015 and implemented on January 1, 2016.

Although the new tax act has not changed the 35% corporate income tax rate applicable to mining companies, it has modified the basis of taxation in Ghana. Under the new legislation, Ghanaian residents are taxed based on their worldwide income, subject to double tax and other credits. As such, the rules relating to income sourced only in Ghana are no longer applicable. Mining tax rules were consolidated in the 2015 Income Tax Act. Additional provisions, relating to ring-fencing, depreciable assets for mining purposes and non-deferral of capital allowances were included in the new legislation.

Withholding tax rates on payments to local persons have been revised to 3% for goods and 7.5% for services, respectively. Withholding tax in respect of payments to non-residents remains at 8% for dividends and 20% for services, notwithstanding applicable double tax treaties. Ghana has double tax treaties with nine jurisdictions, including South Africa.

The tax authorities are expected to issue practice and guidance notes to aid the implementation of the 2015 Income Tax Act.

Gold Fields’ agreements with government continue to be in force at the end of fiscal 2015 such that tax is not withheld on payments of dividends or capital repayments. On March 17, 2016, the Parliament of Ghana ratified development agreements between Gold Fields Ghana, Abosso and the Government of Ghana. The development agreements provide for the stabilization of the tax regime that was in effect on January 1, 2016. The development agreements also provide for, among other things, a fixed tax rate of 32.5%, beginning on March 17, 2016, and exemption from certain import duties. In addition, Gold Fields is to pay royalties on a sliding scale, replacing the current fixed rate, with effect from January 1, 2017. Additionally, under the development agreements, Gold Fields agreed to forgo the previous exemptions from withholding tax under the Deed of Warranty between Abosso and the Government of Ghana and the Project Development Agreement between Gold Fields Ghana and the Government of Ghana. Under the old Abosso Deed of Warranty, there was no withholding tax applicable on payments from the external account in connection with interest and other borrowing costs/fees, payments to suppliers, consultants and contractors of goods or services and dividends to external shareholders. With respect to the Tarkwa Project Development Agreement, there was no withholding tax on dividends and capital repayments to non-resident shareholders, interest, commitment or other fee or capital redemption payment in foreign currency from non-Ghana resident lenders.

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

Peru

Peruvian taxes for resident individuals and domiciled corporations are based on their worldwide income, and for non-resident individuals and non-domiciled corporations are based on their Peruvian income source. The general income tax rate applicable to domiciled corporations is 28% on taxable income (27% for periods 2017 and 2018, and 26% from 2019 onwards), and to non-resident corporations is 30%. The income tax applied to interest paid to non-residents is 4.99%. The dividends tax rate (to residents and non-residents) is 6.8% (8% for

2017 and 2018, and 9.3% from 2019 onwards). Capital gains are also taxed as ordinary income for domiciled corporations.

Tax losses may be carried forward by a domiciled corporation using one of the following methods:

•	losses may be carried forward and used in full in the subsequent four tax years. The balance of tax losses carried forward and not used during these four tax years is forfeited; or

•

losses can be carried forward, and applied on up to 50% of the net income in the subsequent tax year. The balance of the assessed losses may be carried forward and applied on this basis until the balance is fully used up, with no time limit on the carry forward.

On October 4, 2007, La Cima and its parent company, Gold Fields Corona (BVI) Limited, or Gold Fields Corona, signed Investment Stability Agreements with the relevant governmental authorities in Peru. These agreements, among other subjects, guaranteed the current income tax regime, including a 4.1% withholding tax rate on dividends of non-domiciled corporations and a 30% income tax rate, for a period of 10 years.

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

Companies without signed Tax Stability agreements, such as La Cima, now pay a new royalty (which effectively replaces the existing royalty regime) calculated with reference to the operating margin and ranging from 1% (for operating margins of less than 10%) to 12% (for operating margins of more than 80%). All companies are also subject to a “Special mining tax”, or IEM, ranging from 2% (for operating margins of less than 10%) to 8.4% (for operating margins of more than 85%). La Cima’s effective IEM rate for fiscal 2015 was 2.6% of revenue.

Companies with signed Tax Stability agreements who did not previously pay royalties are now subject to a Special Levy on Mining, or GEM, ranging from 4% for operating margins of less than 10% to 13.12% for operating margins of more than 85%. This does not apply to La Cima.

On December 31, 2014, tax law 30296 was approved for fiscal periods 2015 and beyond, impacting income tax and dividends income tax as shown below:

Year	Corporate income tax rate (1)	Withholding tax rate on dividends (1)
Up to 2014	30%	4.1%
2015 to 2016	28%	6.8%
2017 to 2018	27%	8.0%
From 2019	26%	9.3%

Note:

(1)	Due to the current Investment Stability agreements, the above rates will only apply to La Cima from 2017.

Exchange Rates

Gold Fields’ Australian and South African revenues and costs are very sensitive to the Australian dollar/U.S. dollar exchange rate and the Rand/U.S. dollar exchange rate, because revenues are generated using a gold price denominated in U.S. dollars, while the costs of the Australian and South African operations are incurred principally in Australian dollars and Rand, respectively. Depreciation of the Australian dollar and Rand against the U.S. dollar reduces Gold Fields’ average costs when they are translated into U.S. dollars, thereby increasing the operating margin of the Australian and South African operations. Conversely, appreciation of the Australian dollar and Rand results in Australian and South African operating costs being translated into U.S. dollars at a lower Australian dollar/U.S. dollar exchange rate and Rand/U.S. dollar exchange rate, resulting in lower operating margins. The impact on profitability of any change in the value of the Australian dollar and Rand against the U.S. dollar can be substantial. Furthermore, the exchange rates obtained when converting U.S. dollars to Australian dollar and Rand are set by foreign exchange markets, over which Gold Fields has no control. For more information regarding fluctuations in the value of the Australian dollar and Rand against the U.S. dollar, see “Key Information—Exchange Rates.” In fiscal 2015, movements in the U.S. dollar/Rand exchange rate had a significant impact on Gold Fields’ results of operations as the Rand weakened 17% against the U.S. dollar, from an average of R10.82 per U.S.$1.00 in fiscal 2014 to R12.68 per U.S.$1.00 in fiscal 2015. The Australian dollar weakened 17% against the U.S. dollar, from an average of U.S.$1.00 per A$0.0.90 in fiscal 2014 to U.S.$1.00 per $0.75 in fiscal 2015.

With respect to its operations in Ghana and Peru, a substantial portion of Gold Fields’ operating costs (including wages) are either directly incurred in U.S. dollars or are translated to U.S. dollars. Accordingly, fluctuations in the Ghanaian Cedi and Peruvian Nuevos Soles do not materially impact operating results for the Ghana and Peru operations.

During fiscal 2015, Gold Fields had no currency forward contracts.

During fiscal 2014, Gold Fields had the following currency forward contract:

•

On October 1, 2014 South Deep entered into a U.S.$/Rand zero-cost collar for U.S.$7.5 million per month for a period of six months starting October 2014. A floor of R11.2 and an average cap over the period of R12.0567 was achieved. As at December 31, 2014, the fair value of the collar was nil.

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

See “Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Sensitivity—Foreign Currency Hedging Experience”.

Inflation

A period of significant inflation could adversely affect Gold Fields’ results and financial condition. For example, in fiscal 2015 and fiscal 2014, the inflation rate in South Africa was 4.6% and 6.2%, respectively. Further, over the past several years, production costs, especially wages and electricity costs, have increased considerably. The effect of these increases has adversely affected, and may continue to adversely affect, the profitability of Gold Fields’ South Deep operations.

In fiscal 2015, the Group continued rationalizing and prioritizing capital expenditure without undermining the sustainability of its operations and continued prioritization of cash generation over production volumes. The Group undertook further reductions in labor costs through completing the retrenchment process in Ghana following the closure of the heap leach facilities at Tarkwa and right-sizing at the Australian operations following the closure of the Cave Rocks underground mine at St. Ives. In addition, the Group implemented various business improvement initiatives to reduce costs across all regions.

In fiscal 2014, the Group rationalized and prioritized capital expenditure without undermining the sustainability of its operations and continued prioritization of cash generation over production volumes. The Group undertook further reductions in labor costs through the implementation of a voluntary separation program at South Deep, retrenchments in Ghana following the closure of the heap leach facilities at Tarkwa and transition to a two shift system in Damang and right-sizing at the Australian operations following the Yilgarn South asset acquisition. In addition, the Group growth portfolio was further rationalized through the sale of Yanfolila and Chucapaca.

Further, the majority of Gold Fields’ costs at the South African operations are in Rand and revenues from gold sales are in U.S. dollars. Generally, when inflation is high, the Rand devalues thereby increasing Rand revenues and potentially offsetting the increase in costs. However, there can be no guarantee that any cost-saving measures or the effects of any potential devaluation will offset the effects of increased inflation and production costs.

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

Capital expenditure decreased by U.S.$46.0 million, or 9.6%, from U.S.$480.5 million in fiscal 2014 to U.S.$434.5 million in fiscal 2015.

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

On an IFRS basis, capital expenditure increased by U.S.$25.2 million, or 4.1%, from U.S.$608.9 million in fiscal 2014 to U.S.$634.1 million in fiscal 2015. Set out below are the capital expenditures made by Gold Fields during fiscal 2015.

South African Operation

Gold Fields spent R848.4 million (U.S.$66.9 million) on capital expenditures at the South Deep operation in fiscal 2015 and expects to spend approximately R999.2 million (U.S.$70.7 million) on capital expenditures at South Deep in fiscal 2016.

Ghanaian Operations

Gold Fields spent U.S.$204.2 million on capital expenditures at the Tarkwa operation in fiscal 2015 and has budgeted U.S.$128.1 million for capital expenditures at Tarkwa for fiscal 2016.

Gold Fields spent U.S.$16.9 million on capital expenditures at the Damang mine in fiscal 2015 and has budgeted U.S.$30.0 million of capital expenditures at Damang for fiscal 2016.

Australian Operations

Gold Fields spent A$152.2 million (U.S.$114.5 million) on capital expenditures at St. Ives in fiscal 2015 and has budgeted A$219.5 million (U.S.$161.0 million) for capital expenditures at St. Ives in fiscal 2016.

Gold Fields spent A$97.1 million (U.S.$73.0 million) on capital expenditures at Agnew/Lawlers in fiscal 2015 and has budgeted A$87.4 million (U.S.$64.1 million ) for capital expenditures at Agnew for fiscal 2016.

Gold Fields spent A$26.6 million (U.S.$20.0 million) on capital expenditures at Darlot in fiscal 2015 and has budgeted A$10.4 million (U.S.$7.6 million) for capital expenditures at Darlot for fiscal 2016.

Gold Fields spent A$96.3 million (U.S.$72.4 million) on capital expenditures at Granny Smith in fiscal 2015 and has budgeted A$118.2 million (U.S.$86.7 million) for capital expenditures at Granny Smith for fiscal 2016.

Peruvian Operations

Gold Fields spent U.S.$64.8 million on capital expenditures at Cerro Corona in fiscal 2015 and has budgeted U.S.$53.7 million for capital expenditures at Cerro Corona for fiscal 2016.

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

Depreciation, depletion and amortization at Gold Fields’ remaining South African operation are calculated using above-infrastructure proven and probable reserves only, which, because of its reserve base and long life of 81 years, are less sensitive to changes in reserve assumptions. Accordingly, at this location, it is Gold Fields’ policy to update its depreciation, depletion and amortization calculations only once the new ore reserve declarations have been approved by Gold Fields’ Board. However, if Gold Fields’ management becomes aware of significant changes in its above-infrastructure reserves ahead of the scheduled updates, management would not hesitate to immediately update its depreciation, depletion and amortization calculations and then subsequently notify the Board.

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

•

expected future commodity prices and currency exchange rates (considering historical averages, current prices, forward pricing curves and related factors). In impairment assessments conducted in fiscal 2015, the Group used an expected long-term gold price of U.S.$1,300 and A$1,550 per ounce and R500,000 per kilogram, and expected long-term exchange rates of R11.96 to U.S.$1.00 and A$0.84 to U.S.$1.00 for the life of mine. The Group used an expected long-term copper price of U.S.$6,610 per tonne for the life of mine;

•	expected future operating costs and capital expenditures to produce proven and probable gold reserves based on mine plans that assume current plant capacity, but exclude the impact of inflation; and

•	expected cash flows associated with value beyond proven and probable reserves.

Gold Fields records a reduction of a group of assets to fair value as a charge to earnings if expected future cash flows are less than the carrying amount. The process of determining fair value is subjective as gold mining companies typically trade at a market capitalization that is based on a multiple of net asset value and requires management to make numerous assumptions. Gold Fields estimates fair value by discounting the expected future cash flows using a discount factor that incorporates a market-related rate of interest for a term consistent with the period of expected cash flows.

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

Gold Fields recorded asset impairments and write-offs (excluding inventories) amounting to U.S.$154.0 million in fiscal 2013, U.S.$12.7 million in fiscal 2014 and U.S.$92.1 million in fiscal 2015.

Impairment of goodwill

Gold Fields acquired the South Deep mine on December 1, 2006. Goodwill related to this acquisition is reflected in the balance sheet in the U.S. dollar reporting currency at U.S.$579.0 million. Gold Fields performs its annual impairment test of goodwill related to the South Deep mine at the end of each fiscal period.

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

•

expected future commodity prices and currency exchange rates (considering historical averages, current prices, forward pricing curves and related factors). In impairment assessments conducted in fiscal 2015, the Group used an expected long-term gold price of U.S.$1,300 per ounce and R500,000 per kilogram (2014: U.S.$1,300 per ounce and R420,000 per kilogram) and expected long-term exchange rates of R11.96 to U.S.$1.00 for life of mine (2014: R10.00 to U.S.$1.00);

•	expected future operating costs and capital expenditures to produce proven and probable gold reserves based on mine plans that assume current plant capacity, but exclude the impact of inflation;

•	a nominal discount rate of 14.5% (2014: 13.0%). A nominal discount rate is used due to the fact that South Deep is not in a tax paying position; and

•	market value, at U.S.$69.0 per ounce (2014: U.S.$63.7 per ounce) used for resource with infrastructure.

Gold Fields has determined that the fair value of the South Deep mine is in excess of its carrying value of U.S.$2,034.0 million and the goodwill related to the South Deep mine was therefore not considered impaired.

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

Stockpiles, gold-in-process, heap leach pads and product inventories

Costs that are incurred in or benefit the production process are accumulated as stockpiles, gold-in-process, ore on leach pads and product inventories. Lower of cost or net realizable value tests are performed at least annually and represent the estimated future sales price of the product based on prevailing and long-term metals prices, less estimated costs to complete production and bring the product to sale.

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

Concentrate inventories represent concentrate available for shipment. The concentrate inventory is valued at the average cost, including an allocated portion of amortization. Costs are added to and removed from the concentrate inventory based on tonnes of concentrate and are valued at the lower of cost and net realizable value. Management’s determination of the percentage gold and copper content and the total quantity by weight of gold and copper in the concentrate depends on assay and laboratory results for the content and survey for the quantity.

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

Gold Fields recorded a write-down of inventories to net realizable value of U.S.$61.3 million in fiscal 2013, U.S.$1.3 million in fiscal 2014 and U.S.$8.0 million in fiscal 2015.

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

Share-based compensation — cash-settled

The group operates a long-term incentive plan. The vesting of the awards is based on total shareholder return and FCF margin. These are accounted for as follows: a) the total shareholder return portion is treated as a share-based compensation plan. Compensation costs for all share-based payments are based on the fair value estimated in accordance with the provisions of ASC 718, Stock-Based Compensation, b) the FCF margin portion is treated as a deferred compensation plan. Compensation costs are accrued over the period of service when management considers the achievement of the performance condition probable in accordance with the provisions of ASC 710, Deferred Compensation.

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

Recently adopted accounting pronouncements

Discontinued operations

During April 2014, the ASC guidance related to reporting discontinued operations and disclosures of disposals of components of an entity was updated. The update changes the requirements for reporting discontinued operations and limits discontinued operations reporting to disposals of components of an entity that represent strategic shifts that have a major effect on an entity’s operations and financial results. The new standard is effective for any disposals of components of a company in annual reporting periods beginning after December 15, 2014. The Company implemented the provisions of ASU 2014-08 as of January 1, 2015. The updated guidance did not impact Gold Fields’ financial statements.

Debt issuance costs

During April 2015, the ASC guidance related to presentation of debt issuance costs was updated. The update requires the entity to present debt issuance costs as a reduction from the related debt liability. The new standard is effective for annual reporting periods beginning after December 15, 2015, early adoption is permitted. The new standard must be applied retrospectively. The Company implemented the provisions of ASU 2015-03 as of January 1, 2015. The updated guidance did not materially impact Gold Fields’ financial statements.

Measurement of inventory

During June 2015, the ASC guidance related to changes in the measurement principle for inventory was updated. The update requires the entity to change the measurement principle for inventory from the lower of cost or market to the lower of cost and net realizable value. The new standard is effective for annual reporting periods beginning after December 15, 2016, early adoption is permitted. The new standard must be applied prospectively. The Company implemented the provisions of ASU 2015-11 as of January 1, 2015. The updated guidance did not materially impact Gold Fields’ financial statements.

Classification of deferred taxes

During November 2015, the ASC guidance related to changes in the balance sheet classification of deferred taxes was updated. The update requires the entity to present all deferred tax assets and liabilities as non-current.

The new standard is effective for annual reporting periods beginning after December 15, 2016, early adoption is permitted. The new standard may be applied retrospectively or prospectively. The Company elected to apply the new standard retrospectively from January 1, 2014.

The updated guidance resulted in the comparative balances for current deferred income and mining tax assets and liabilities of $6.9 million and $10.3 million, respectively, being reclassified as non-current.

Recently issued accounting pronouncements not yet adopted

Revenue

During May 2014, the ASC guidance related to revenue from contracts with customers was updated. The update requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity should also disclose sufficient quantitative and qualitative information to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The new standard is effective for annual reporting periods beginning after December 15, 2017. Gold Fields will implement the provisions of ASU 2014-09 and ASU 2015-14 as of January 1, 2018. Management is currently reviewing the impact of the updated guidance on the financial statements.

Going concern

During August 2014, the ASC guidance related to how an entity should assess its ability to meet its obligations was updated. The update requires an entity to perform a going concern assessment by evaluating its ability to meet its obligations for a look-forward period of one year from the financial statement issuance date. If it is probable that the entity will be unable to meet its obligations within the look-forward period, incremental substantial doubt disclosure is required if the probability is not mitigated by managements plans. The new standard is effective for annual reporting periods beginning after December 15, 2016. Gold Fields will implement the provisions of ASU 2014-16 as of January 1, 2017. Gold Fields does not expect that the updated guidance will impact its financial statements.

Results of Operations

Years Ended December 31, 2015 and December 31, 2014

Revenues

Product sales decreased by U.S.$323.4 million, or 11.3%, from U.S.$2,868.8 million in fiscal 2014 to U.S.$2,545.4 million in fiscal 2015. The decrease in revenue was mainly due to a decrease of 8.7% in the average U.S. dollar gold price for the year from U.S.$1,249 per ounce in fiscal 2014 to U.S.$1,140 per ounce in fiscal 2015, a 29.9% decrease in the average U.S. dollar copper price from U.S.$6,827 per tonne in fiscal 2014 to U.S.$4,787 per tonne in fiscal 2015 and a decrease in gold sales of 2.7% from 2,296,200 equivalent ounces in fiscal 2014 to 2,233,300 equivalent ounces in fiscal 2015. The Rand weakened by 17.2% to the U.S. dollar from an average of R10.82 in fiscal 2014 to R12.68 in fiscal 2015 and the average A$ to U.S. dollar exchange rate weakened by 16.7% from an average of A$1 per U.S.$0.90 in fiscal 2014 to A$1 per U.S.$0.75 in fiscal 2015.

In Peru, copper production is converted to equivalent gold ounces on a monthly basis using average copper and gold prices for the month in which the copper was produced.

At South Deep in South Africa, gold sales were lower, decreasing by 1.2% from 6,237 kilograms (200,500 ounces) to 6,160 kilograms (198,000 ounces) mainly due to lower grades, partially offset by increased volumes.

At the Ghana operations, total gold sales increased by 2.4% from 736,000 ounces in fiscal 2014 to 753,900 ounces in fiscal 2015. Gold sales at Tarkwa increased by 5.0% from 558,300 ounces to 586,100 ounces mainly due to higher grade. Damang’s gold sales decreased by 5.6% from 177,800 ounces to 167,800 ounces mainly due to lower grades, partially offset by increased volumes.

At the Cerro Corona operation in Peru, copper production decreased by 11.1% from 32,300 tonnes to 28,700 tonnes and gold production increased by 5.4% from 150,800 ounces to 158,900 ounces. As a result, gold equivalent sales decreased by 10.7% from 328,600 equivalent ounces to 293,300 equivalent ounces due to a decrease in copper grades as well as a lower gold equivalent price ratio.

At the Australasian operations, total gold sales decreased by 4.2% from 1,031,100 ounces in fiscal 2014 to 988,000 ounces in fiscal 2015. Sales at St. Ives increased by 2.8% from 361,700 ounces to 371,900 ounces mainly due to higher grades mined and processed. At Agnew/Lawlers, gold sales decreased by 12.6% from 270,700 ounces to 236,600 ounces mainly due to lower tonnes mined and processed as well as lower grade. Gold sales at Darlot decreased by 6.2% from 83,600 ounces to 78,400 ounces mainly due to lower tonnes mined and processed, partially offset by higher grade. At Granny Smith gold sales decreased by 4.5% from 315,200 ounces to 301,100 ounces mainly due to lower grades and volumes processed.

	Fiscal 2014	Fiscal 2015
	Gold equivalent ounces sold	Gold equivalent ounces sold
	(‘000 oz)
South Africa	201	198
South Deep	201	198
Ghana	736	754
Tarkwa(1)	558	586
Damang(2)	178	168
Peru	329	293
Cerro Corona(3)	329	293
Australia	1,031	988
St. Ives	362	372
Agnew/Lawlers	271	237
Darlot	83	78
Granny Smith	315	301

Total(4)(5)	2,296	2,233

Notes:

(1)	In fiscal 2014 and 2015, 0.502 million equivalent ounces and 0.527 million equivalent ounces of sales, respectively, were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Tarkwa operation.
(2)	In fiscal 2014 and 2015, 0.160 million equivalent ounces and 0.151 million equivalent ounces of sales, respectively, were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Damang operation.
(3)	In fiscal 2014 and 2015, 0.327 million equivalent ounces and 0.292 million equivalent ounces of sales were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Cerro Corona operation.
(4)	In fiscal 2014 and 2015, 2.221 million equivalent ounces and 2,156 million equivalent ounces of sales, respectively, were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Ghana and Peru operations.
(5)	The total may not reflect the sum of the line items due to rounding.

Production costs

Production costs decreased by U.S.$147.8 million, or 8.2%, from U.S.$1,808.1 million in fiscal 2014 to U.S.$1,660.3 million in fiscal 2015.

The figures above represent U.S. GAAP production costs. However, the Company prepares its financial records in accordance with IFRS and such IFRS information for the Group and by segment is what the Company’s chief operating decision maker reviews in allocating resources and making investment decisions. Therefore, the discussion that follows on operating costs (excluding amortization and depreciation) and gold inventory charge focuses on such IFRS information which agrees to the geographical and segment information included in Note 26 to the consolidated financial statements.

Operating costs (excluding depreciation and amortization)

Operating costs (excluding depreciation and amortization) decreased by U.S.$253.6 million or 15.1%, from U.S.$1,684.9 million in fiscal 2014 to U.S.$1,431.3 million in fiscal 2015.

At South Deep, operating costs (excluding amortization and depreciation) increased by 12.9% from R2,656.5 million (U.S.$245.5 million) to R3,000.2 million (U.S.$236.6 million). This increase of R343.7 million was mainly due to annual wage increases and normal inflationary increases.

At the Ghana operations, operating costs (excluding amortization and depreciation) decreased by 6.0% from U.S.$551.4 million in fiscal 2014 to U.S.$518.5 million in fiscal 2015. This decrease of U.S.$32.9 million, which was mainly at Tarkwa, was due to ongoing business improvement initiatives and the lower oil price. At Tarkwa, operating costs (excluding amortization and depreciation) decreased by 10.6% from U.S.$373.9 million to U.S.$334.2 million and at Damang, operating costs (excluding amortization and depreciation) increased by 3.8% from U.S.$177.6 million to U.S.$184.3 million.

At the Cerro Corona operation in Peru, operating costs (excluding amortization and depreciation) decreased by 9.1% from U.S.$158.2 million in fiscal 2014 to U.S.$143.8 million in fiscal 2015, mainly due to lower ore tonnes mined.

At the Australian operations, operating costs (excluding amortization and depreciation) decreased by 12.3% from A$808.2 million (U.S.$729.8 million) in fiscal 2014 to A$708.8 million (U.S.$533.2 million) in fiscal 2015, mainly due to lower production. At St. Ives, operating costs (excluding amortization and depreciation) decreased by 19.9% from A$323.7 million (U.S.$292.3 million) to A$259.2 million (U.S.$195.0 million). This decrease of A$64.5 million was mainly due to restructuring, after the Cave Rocks mine moved into care and maintenance in May 2015, reduced tonnage from Athena underground, lower costs at the Lefroy mill since the introduction of campaign milling in March 2015 and lower surface cartage costs resulting from shorter tramming distances after the Cave Rocks closure. At Agnew/Lawlers, operating costs (excluding amortization and depreciation) decreased by 1.1% from A$191.6 million (U.S.$173.0 million) to A$189.5 million (U.S.$142.6 million). This decrease of A$2.1 million was mainly due to cost saving initiatives. Operating costs (excluding amortization and depreciation) at Darlot decreased by 12.3% from A$90.7 million (U.S.$81.9 million) to A$79.5 million (U.S.$59.8 million), primarily due to lower mining and processing costs and continued rationalization of costs. At Granny Smith, operating costs decreased by 10.7% from A$202.3 million (U.S.$182.6 million) to A$180.7 million (U.S.$135.9 million), due to lower mining and processing costs.

Gold inventory change

The gold inventory credit to costs of U.S.$7.2 million in fiscal 2014 compared to a charge to costs of U.S.$24.9 million in fiscal 2015.

At Tarkwa, the gold inventory credit of U.S.$2.3 million in fiscal 2014 compared with a credit of U.S.$7.3 million in fiscal 2015, both due to an increase in inventory.

At Damang, the gold inventory charge of U.S.$2.1 million in fiscal 2015 was similar to 2014, both due to a draw-down of stockpiles.

At Cerro Corona, the gold inventory charge of U.S.$1.5 million in fiscal 2014 compared with a charge of U.S.$1.0 million in fiscal 2015, both due to a drawdown of sulphide stockpiles.

At St. Ives, the credit to costs of A$11.0 million (U.S.$9.9 million) in fiscal 2014 compared with a charge to costs of A$33.7 million (U.S.$25.3 million) in fiscal 2015. This was mainly due to a drawdown of Neptune stockpiles of A$33.7 million (U.S.$25.3 million) in fiscal 2015 compared with a build-up of A$11.0 million (U.S.$9.9 million) in 2014.

At Agnew, the gold inventory charge of A$0.3 million (U.S.$0.3 million) in fiscal 2014 compared with a credit of A$1.5 million (U.S.$1.1 million) in fiscal 2015. The credit in fiscal 2015 was due to a build-up of inventory.

At Darlot, the charge to costs of A$1.9 million (U.S.$1.7 million) in fiscal 2014 compared to a credit to costs of A$0.9 million (U.S.$0.6 million) in fiscal 2015 as a result of a build-up of inventory in fiscal 2015 compared with a drawdown in 2014.

At Granny Smith, the charge of A$7.2 million (U.S.$5.4 million) in fiscal 2015 was due to a drawdown of inventory. This compared with a charge of A$nil (U.S.$nil) in 2014.

Depreciation and amortization

Depreciation and amortization charges decreased by U.S.$82.9 million, or 12.2%, from U.S.$677.3 million in fiscal 2014 to U.S.$594.4 million in fiscal 2015. Depreciation and amortization is calculated on the units-of-production method and is based on current gold production as a percentage of total expected gold production over the lives of the different mines.

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

The table below depicts the changes from December 31, 2013 to December 31, 2014 and December 31, 2014 to December 31, 2015 for proven and probable managed gold and equivalent reserves and for the life of mine for each operation and the resulting impact on the amortization charge in fiscal 2014 and 2015, respectively. The amortization in fiscal 2015 and fiscal 2014 was based on the reserves as at December 31, 2014 and December 31, 2013, respectively. The life-of-mine information is based on the operations’ strategic plans, adjusted for proven and probable reserve balances. In basic terms, amortization is calculated using the life of mine for each operation, which is based on: (1) the proven and probable reserves for the operation at the start of the relevant year (which are taken to be the same as at the end of the prior fiscal year and using reserves); and (2) the amount of gold produced by the operation during the year. The ore reserve statement as at December 31, 2015 became effective on January 1, 2016.

	Proved and probable mineral reserves as of			Life of mine		Amortization for the year ended
	December 31, 2013	December 31, 2014	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014	December 31, 2015
	(‘000 oz)			(years)		($ million)
South Africa region
South Deep	38,200	38,000	37,300	73	81	74.5	67.9
West African region
Tarkwa(1)	7,300	7,500	6,700	17	16	141.6	162.3
Damang(2)	1,100	1,200	1,000	6	5	20.9	26.4
Americas region
Cerro Corona(3)	3,700	3,000	2,800	9	8	79.6	100.1
Australasian region
St. Ives	2,000	1,800	1,500	6	5	140.5	109.9
Agnew/Lawlers	1,000	900	700	5	4	96.4	62.0
Darlot	200	100	30	2	0.5	16.6	25.8
Granny Smith	800	900	1,300	5	9	84.6	54.1
Corporate and other	—	—	—	—	—	2.0	1.4

Total reserves(4)	54,300	53,400	51,330			656.7	609.9

Notes:

(1)	As of December 31, 2013, December 31, 2014 and December 31, 2015 mineral reserves of 6.546 million ounces, 6.742 million ounces and 6.071 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Tarkwa operation.
(2)	As of December 31, 2013, December 31, 2014 and December 31, 2015 mineral reserves of 0.966 million ounces, 1.111 million ounces and 0.876 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Damang operation.
(3)	As of December 31, 2013, December 31, 2014 and December 31, 2015 mineral reserves of 3.683 million ounces, 2.988 million ounces and 2.763 million ounces of equivalent gold were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Cerro Corona operation.
(4)	As of December 31, 2013, December 31, 2014 and December 31, 2015 mineral reserves of 49.363 million ounces, 48.123 million ounces and 47.292 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the West Africa and Americas operations.

Depreciation and amortization decreased by 7.1%, from U.S.$656.7 million to U.S.$609.9 million in fiscal 2015.

In South Africa, amortization at South Deep increased by 6.8% from R806.2 million (U.S.$74.5 million) in fiscal 2014 to R861.0 million (U.S.$67.9 million) in fiscal 2015 mainly due to additions to property, plant and equipment and reassessment of useful lives of certain assets.

At the West African operations, amortization increased by 16.1% from U.S.$162.5 million in fiscal 2014 to U.S.$188.7 million in fiscal 2015. Tarkwa increased by 14.6% from U.S.$141.6 million to U.S.$162.3 million due to additions to property, plant and equipment. Damang increased by 26.3% from U.S.$20.9 million to U.S.$26.4 million due to an increase in volume mined.

In South America, amortization at Cerro Corona increased by 25.8% from U.S.$79.6 million in fiscal 2014 to U.S.$100.1 million in fiscal 2015. This significant increase in depreciation from fiscal 2014 to fiscal 2015 was due to additions to property, plant and equipment and reassessment of useful lives of certain assets.

At the Australian operations, amortization decreased by 10.6% from A$374.4 million (U.S.$338.1 million) in fiscal 2014 to A$334.7 million (U.S.$251.8 million) in fiscal 2015 due to lower production. At St. Ives, amortization decreased by 6.0% from A$155.5 million (U.S.$140.5 million) to A$146.1 million (U.S.$109.9 million) in fiscal 2015 due to the change in estimate in the depreciation calculation from July 1,

2014. Agnew/Lawlers decreased by 22.8% from A$106.7 million (U.S.$96.4 million) to A$82.4 million (U.S.$62.0 million) in fiscal 2015 mainly due to lower production. Amortization at Darlot increased by 86.4% from A$18.4 million (U.S.$16.6 million) to A$34.3 million (U.S.$25.8 million), as a result of the change in life of mine reserves. At Granny Smith amortization decreased by 23.2% from A$93.6 million (U.S.$84.6 million) to A$71.9 million (U.S.$54.1 million), due to lower production.

The discussion that follows focuses on U.S. GAAP figures as disclosed in the consolidated statement of operations.

Corporate expenditure

Corporate expenditure decreased by U.S.$6.8 million, or 24.9%, from U.S.$27.3 million in fiscal 2014 to U.S.$20.5 million in fiscal 2015. The decrease was due to deliberate cost savings initiatives in response to the lower gold price. Corporate expenditure consists primarily of general corporate overhead and corporate service department costs, primarily in the areas of technical services, human resources and finance, which are used by the operations. Corporate expenditure also includes business development costs. In Rand terms, corporate expenditure decreased from R294.9 million in fiscal 2014 to R259.7 million in fiscal 2015 due to deliberate savings in response to the lower gold price.

For IFRS and management reporting purposes, corporate expenditure is included in operating costs (excluding depreciation and amortization).

Employee termination costs

Employee termination costs decreased by U.S.$32.8 million, or 77.7%, from U.S.$42.2 million in fiscal 2014 to U.S.$9.4 in fiscal 2015. The termination costs in fiscal 2015 related primarily to separation packages in Tarkwa and St. Ives. The termination costs in fiscal 2014 related primarily to restructuring at all the operations.

Exploration expenditure

Exploration expenditure decreased by U.S.$11.5 million, or 31.8%, from U.S.$36.2 million in fiscal 2014 to U.S.$24.7 million in fiscal 2015. The U.S.$24.7 million in fiscal 2015 comprised mainly U.S.$1.0 million on APP in Finland, U.S.$16.0 million on Salares Norte in Chile and U.S.$6.0 million was spent on exploration office costs.

The U.S.$36.2 million in fiscal 2014 comprised mainly U.S.$3.0 million on APP in Finland, U.S.$11.0 million on Salares Norte in Chile, U.S.$3.0 million on Chucapaca in Peru and U.S.$15.0 million was spent on exploration office costs. In addition, U.S.$4.0 million related to brownfields exploration in Australia.

Subject to continued exploration success, exploration spend is expected to be U.S.$118.1 million in fiscal 2016 comprising brownfields exploration of U.S.$63.1 million (Australia U.S.$63.1 million) and greenfields exploration of U.S.$55.0 million.

Loss on disposal of property, plant and equipment

Loss on disposal of property, plant and equipment decreased by U.S.$1.2 million, or 92.3%, from U.S.$1.3 million in fiscal 2014 to U.S.$0.1 million in fiscal 2015.

The major disposals in fiscal 2015 related to the sale of redundant assets at St. Ives, Agnew, Darlot, Granny Smith, Tarkwa, Cerro Corona and South Deep, whereas in fiscal 2014, they related to the sale of redundant assets at St. Ives, Darlot, Granny Smith, Tarkwa, Cerro Corona and South Deep.

Asset impairments and write-offs

Asset impairments and write-offs increased by U.S.$86.1 million, or 615.0%, from U.S.$14.0 million in fiscal 2014 to U.S.$100.1 million in fiscal 2015.

The asset impairments and write-offs charge of U.S.$100.1 million in fiscal 2015 comprised:

•	U.S.$8.0 million net realizable write-downs of stockpiles in Damang;

•	U.S.$6.7 million write-downs of redundant assets at Cerro Corona;

•	U.S.$13.8 million asset group impairment at Darlot; and

•	U.S.$71.6 million asset group impairment at Cerro Corona.

The impairment calculations for the Darlot asset group impairment in fiscal 2015 were based on the following estimates and assumptions:

•	A.$ gold price of A.$1,500 per ounce for fiscal 2016;

•	A real discount rate of 4.1%;

•	Proved and probable reserves as per the most recent life-of-mine plan (0.5 years); and

•	Operating costs and capital expenditure estimates as per the most recent life-of-mine plan.

The impairment calculations for the Cerro Corona asset group impairment in fiscal 2015 were based on the following estimates and assumptions:

•	U.S.$ gold price of U.S.$1,100 per ounce for fiscal 2016, U.S.$ gold price of U.S.$1,200 per ounce for fiscal 2017 and U.S.$ gold price of U.S.$1,300 per ounce for fiscal 2018 onwards;

•	A real discount rate of 5.6%;

•	Proved and probable reserves as per the most recent life-of-mine plan (8 years);

•	Operating costs and capital expenditure estimates as per the most recent life-of-mine plan; and

•	Market value, at U.S.$69.0 per equivalent ounce, used for resource valuation.

The asset impairments and write-offs charge of U.S.$14.0 million in fiscal 2014 comprised:

•	U.S.$12.7 million write-downs of redundant assets at South Deep, St. Ives and Agnew; and

•	U.S.$1.3 million write-downs of consumables to market value at Lawlers.

There were no impairments of asset groups during fiscal 2014.

Royalties

Royalties decreased by U.S.$10.1 million, or 11.7%, from U.S.$86.1 million in fiscal 2014 to U.S.$76.0 million in fiscal 2015. Royalties in fiscal 2015 decreased in line with lower revenues in Ghana and the lower operating margin of Cerro Corona. The royalty in Australia remained stable in Australian dollar terms from fiscal 2014 to fiscal 2015, however, decreased in U.S. dollar terms due to the weakening of the Australian dollar against the U.S. dollar in fiscal 2015.

	Fiscal 2015	Fiscal 2014
	($ million)
South Africa	1.2	1.3
West Africa	43.7	46.5
Australia	28.0	32.5
Peru	3.1	5.8

Total	76.0	86.1

Accretion expense on provision for environmental rehabilitation

At all of its operations, Gold Fields makes full provision for environmental rehabilitation based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the balance sheet date. The rehabilitation charge decreased by U.S.$1.5 million, or 9.7%, from U.S.$15.4 million in fiscal 2014 to U.S.$13.9 million in fiscal 2015.

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

Interest and dividends

Interest and dividend income increased by U.S.$2.1 million, or 50%, from U.S.$4.2 million in fiscal 2014 to U.S.$6.3 million in fiscal 2015. The increase was mainly due to higher cash balances at the international operations in fiscal 2015.

The interest and dividends received in fiscal 2015 of U.S.$6.3 million comprised U.S.$0.4 million on amounts invested in the South African environmental rehabilitation trust fund and U.S.$5.9 million on other cash and cash equivalent balances.

The interest and dividends received in fiscal 2014 of U.S.$4.2 million comprised U.S.$0.1 million dividends received, U.S.$0.5 million on monies invested in the South African and Ghanaian environmental rehabilitation trust funds and U.S.$3.6 million on other cash and cash equivalent balances.

Interest received on the funds invested in rehabilitation trust funds decreased by U.S.$0.1 million, or 20.0%, from U.S.$0.5 million in fiscal 2014 to U.S.$0.4 million in fiscal 2015. The decrease was mainly due to weakening of the South African Rand.

Interest on cash balances increased by U.S.$2.3 million, or 63.9%, from U.S.$3.6 million in fiscal 2014 to U.S.$5.9 million in fiscal 2015 mainly due to higher cash balances at the international operations in fiscal 2015.

Finance expense

Finance expense decreased by U.S.$9.6 million, or 11.9%, from U.S.$80.8 million in fiscal 2014 to U.S.$71.2 million in fiscal 2015.

Net finance expense in fiscal 2015 consisted of gross interest payments of U.S.$87.8 million (2014: U.S.$105.0 million), partially offset by interest capitalized of U.S.$16.6 million (U.S.$24.2 million).

The interest expense in fiscal 2015 and 2014 comprised:

	Fiscal 2015	Fiscal 2014
	($ million)
Interest on the U.S.$1 billion 4.875% guaranteed notes due October 7, 2020	50.1	50.0
Sibanye Gold guarantee fee	0.9	5.0
Interest on R1,500 million Nedbank Revolving Credit Facility, R500 million Rand Merchant Bank Revolving Credit Facility and various uncommitted facilities	3.1	17.6
Interest on the U.S.$200 million Non-Revolving Senior Secured Term Loan	—	2.0
Interest on the U.S.$200 million Revolving Senior credit facility	2.7	—
Interest on the U.S.$1,510 million term loan and revolving credit facilities	27.5	25.5
Interest on the U.S.$70 million Senior Secured Revolving credit facility	1.8	2.9
Other interest charges	1.7	2.0
Interest capitalized	(16.6)	(24.2)

Interest expense	71.2	80.8

Interest on the U.S.$1 billion guaranteed notes remained flat at U.S.$50.1 million in fiscal 2015.

The Sibanye Gold guarantee fee of U.S.$5 million became payable to Sibanye Gold in 2013 after the Spin-off of Sibanye Gold in February 2013. On April 24, 2015 Sibanye Gold was released as guarantor, resulting in a pro-rata guarantee fee of U.S.$0.9 million in fiscal 2015 compared to U.S.$5.0 million in fiscal 2014.

Interest on borrowings to fund capital expenditure and operating costs at the South African operations decreased from U.S.$17.6 million in fiscal 2014 to U.S.$3.1 million in fiscal 2015 due to repayments of the South African borrowings in the first quarter of fiscal 2015.

On December 19, 2014, the outstanding balance under the U.S.$200 million Non-Revolving Senior Secured Term Loan was refinanced by drawing down under the U.S.$200 million Revolving Senior Secured Credit Facility. Interest on these facilities increased marginally from U.S.$2.0 million in fiscal 2014 to U.S.$2.7 million in fiscal 2015.

Interest on the U.S.$1,510 million term loan increased from U.S.$25.5 million in fiscal 2014 to U.S.$27.5 million in fiscal 2015 due to additional borrowings during fiscal 2015.

Interest on the U.S.$70 million Senior secured revolving credit facility decreased from U.S.$2.9 million in fiscal 2014 to U.S.$1.8 million in fiscal 2015.

Other interest decreased marginally from U.S.$2.0 million in fiscal 2014 to U.S.$1.7 million in fiscal 2015.

Interest on borrowings incurred in respect of assets requiring a substantial period of time to prepare for their intended use is capitalized to the date on which the assets are substantially completed and ready for their intended use, at which time they will be amortized over the lives of the corresponding assets. During fiscal 2015, U.S.$16.6 million was capitalized in respect of the South Deep’s mine development and ventilation shaft deepening projects compared to U.S.$24.2 million in fiscal 2014 in respect of the same.

Loss on financial instruments

Loss on financial instruments decreased by U.S.$6.8 million, or 59.1%, from U.S.$11.5 million in fiscal 2014 to U.S.$4.7 million in fiscal 2015.

The loss of U.S.$4.7 million in fiscal 2015 comprised:

$ million
Loss on Australian oil derivative contracts	(4.7)

(4.7)

The loss of U.S.$11.5 million in fiscal 2014 comprised:

$ million
Gain on South Deep forward exchange contract	0.1
Loss on Australian oil derivative contracts	(11.6)

(11.5)

Foreign exchange gains

Foreign exchange gains increased by U.S.$1.1 million, or 13.1%, from U.S.$8.4 million in fiscal 2014 to U.S.$9.5 million in fiscal 2015.

The gains of U.S.$9.5 million in fiscal 2015 comprised:

$ million
Exchange gain on cash and working capital balances held in currencies other than the functional currencies of the Gold Fields various subsidiary companies	9.5

9.5

The gains of U.S.$8.4 million in fiscal 2014 comprised:

$ million
Exchange gain on cash and working capital balances held in currencies other than the functional currencies of the Gold Fields various subsidiary companies	8.4

8.4

Profit on disposal of investments and subsidiaries

During fiscal 2015 and 2014, Gold Fields liquidated certain non-current investments. The profit on disposal of investments and subsidiaries decreased by U.S.$77.9 million, or 99.9%, from U.S.$78.0 million in fiscal 2014 to U.S.$0.1 million in fiscal 2015.

The profit of U.S.$0.1 million in fiscal 2015 resulted from the following sales:

$ million
Profit on disposal of Woodjam exploration project	0.1

0.1

The profit of U.S.$78.0 million in fiscal 2014 resulted from the following sales:

$ million
Profit on disposal of shares in Robust Resources Limited	1.8
Additional loss on sale of the Group’s interest in Talas (exploration project)	(1.7)
Profit on disposal of Yanfolila	5.1
Profit on disposal of Chucapaca(1)	72.8

78.0

Note:

(1)	On August 19, 2014, Gold Fields sold its 51% stake in Canteras del Hallazgo S.A.C (CDH), the company that manages the Chucapaca exploration project in southern Peru, to its joint venture partner in the project, Compañía de Minas Buenaventura S.A.A. (Buenaventura). Buenaventura is Peru’s largest publicly traded, precious metals mining company and previously owned 49% in CDH. The sales price was U.S.$81.0 million in cash.

Impairment of investments

The charge in fiscal 2014 increased by U.S.$31.1 million, or 457.4%, from U.S.$6.8 million in fiscal 2014 to U.S.$37.9 million in fiscal 2015.

The charge of U.S.$37.9 million in fiscal 2015 relates to:

$ million
Impairment of various offshore listed exploration investments to their market values	7.9
Arctic Platinum project(1)	30.0

37.9

Note:

(1)	Following the Group’s decision during fiscal 2013 to dispose of non-core projects, Arctic Platinum was actively marketed for sale. During fiscal 2015, Arctic Platinum was impaired to its fair value by U.S.$30.0 million, resulting in a carrying value of U.S.$1 million at December 31, 2015.

The charge of U.S.$6.8 million in fiscal 2014 comprised:

$ million
Impairment of various offshore listed exploration investments to their market values	0.9
Rand Refinery Limited	4.1
Aurigin Resources Incorporated	1.8

6.8

Other expenses

Other expenses represent miscellaneous corporate expenditure not allocated to the operations, net of miscellaneous revenue items such as scrap sales and rental income. Other expenses decreased by U.S.$17.0 million, or 38.5%, from U.S.$44.2 million in fiscal 2014 to U.S.$27.2 million in fiscal 2015.

Other expenses of U.S.$27.2 million in fiscal 2015 are comprised mainly of:

•	Social contributions and sponsorships of U.S.$12.2 million;

•	Global compliance costs of U.S.$3.6 million; and

•	Facility charges of U.S.$1.7 million on the South African Rand borrowings.

Other expenses of U.S.$44.2 million in fiscal 2014 are comprised mainly of:

•	Social contributions and sponsorships of U.S.$12.3 million;

•

Legal fees amounting to U.S.$7.1 million as a result of the Gold Fields Board examination relating to the South Deep Black Economic Empowerment transaction and regulatory investigation of the same issue; and

•	Information technology conversion costs at the Yilgarn South Assets of U.S.$5.0 million.

Income and mining tax expense

Income and mining tax expense increased by U.S.$33.4 million, or 27.5%, from U.S.$121.6 million in fiscal 2014 to U.S.$155.0 million in fiscal 2015. The table below sets forth Gold Fields’ effective tax rate for fiscal 2015 and fiscal 2014, including normal and deferred tax.

	Fiscal
	2015	2014
Effective tax rate	196.0%	112.4%

In fiscal 2015, the effective tax expense rate of 196.0% was higher than the maximum South African mining statutory tax rate of 34% mainly due to the tax effect of the following:

•	U.S.$112.6 million valuation allowance raised against unredeemed capital expenditure and net operating losses;

•

U.S.$19.5 million non-deductible expenditure comprising mainly U.S.$11.5 million of impairments, U.S.$1.1 million of legal and consulting fees and U.S.$6.9 million of various Peruvian non-deductible expenses;

•	U.S.$6.8 million non-deductible exploration and feasibility and evaluation costs;

•	U.S.$3.3 million non-deductible share-based compensation;

•	U.S.$23.7 million non-deductible interest expense; and

•	U.S.$3.8 million deferred tax adjustment on changes in tax rates at Cerro Corona.

The above were primarily offset by the following tax-effected charges:

•	U.S.$4.4 million adjustment to reflect the actual realized company tax rates in South Africa and offshore; and

•	U.S.$6.4 million deferred tax released on unremitted earnings.

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

•	U.S.$9.6 million non-deductible exploration and feasibility and evaluation costs;

•	U.S.$6.2 million non-deductible share-based compensation;

•	U.S.$24.4 million non-deductible interest expense; and

•	U.S.$7.0 million deferred tax raised on unremitted earnings.

The above were primarily offset by the following tax-effected charges:

•	U.S.$1.7 million adjustment to reflect the actual realized company tax rates in South Africa and offshore; and

•	U.S.$23.4 million non-taxable profit on disposal of investments and subsidiaries.

Impairment of investment in equity investee

Impairment of investment in equity investee increased by U.S.$102.1 million from U.S.$7.4 in fiscal 2014 compared to U.S.$109.5 million in fiscal 2015.

The impairment in fiscal 2015 of U.S.$109.5 comprised:

•	U.S.$7.5 million related to Hummingbird Resources Plc, which was impaired to its fair value, as determined by quoted market prices;

•

U.S.$101.4 million of the Group’s investment in Far South East to its recoverable amount following the identification of impairment indicators at December 31, 2015. The fair value was indirectly derived from the market value of Lepanto, being the 60% shareholder of FSE; and

•	U.S.$0.6 million related to Bezant Resources Plc, or Bezant, which was impaired to its fair value, as determined by quoted market prices.

The impairment of U.S.$7.4 million in fiscal 2014 related to Bezant, which was impaired by $7.4 million to its fair value, as determined by its quoted market price. This impairment is considered other than temporary as the carrying value was below the fair value for an extended period of time.

Share of equity investees’ losses, net of tax

Share of equity investees’ losses decreased by U.S.$ 0.6 million, or 13.6%, from U.S.$4.4 million in fiscal 2014 to U.S.$3.8 million in fiscal 2015.

Gold Fields equity accounts for three associates: Rusoro Mining Limited, or Rusoro, Bezant, Hummingbird Resources Plc, or Hummingbird (up to July 1, 2015, the date of reclassification to available-for-sale investments) and one joint venture, being FSE (fiscal 2014: Rusoro, Bezant, Hummingbird and FSE).

The charge of U.S.$3.8 million in fiscal 2015 comprised:

$ million
Share of equity accounted losses of Rusoro	—
Share of equity accounted losses of FSE	(3.3)
Share of equity accounted profits of Bezant	(0.2)
Share of equity accounted losses of Hummingbird	(0.3)

(3.8)

The charge of U.S.$4.4 million in fiscal 2014 comprised:

$ million
Share of equity accounted losses of Rusoro	—
Share of equity accounted losses of FSE	(3.6)
Share of equity accounted profits of Bezant	1.2
Share of equity accounted losses of Hummingbird	(2.0)

(4.4)

The Group’s 26.4% share of after-tax losses accounted for in Rusoro was U.S.$nil in fiscal 2015 and in fiscal 2014. The carrying value of the investment is U.S.$nil at December 31, 2015, after losses incurred in prior years.

Gold Fields paid U.S.$10.0 million in option fees to Lepanto during the six-month period ended December 31, 2010. In addition, Gold Fields paid non-refundable down payments of U.S.$66.0 million during the year ended December 31, 2011 and U.S.$44.0 million during the six month period ended December 31, 2010 to Liberty in accordance with the agreement concluded whereby the Group has the option to acquire 60% of FSE. On March 31, 2012, Gold Fields acquired 40% of the issued share capital of FSE by contributing an additional U.S.$110.0 million in accordance with the agreement’s terms. The Group’s share of losses in FSE was U.S.$3.3 million in fiscal 2015 and U.S.$3.6 million in fiscal 2014.

In January 2013, the Group purchased an associate stake in Bezant for U.S.$7.5 million. The Group’s 21.6% share of after-tax losses in Bezant was U.S.$0.2 million in fiscal 2015, compared with a profit of U.S.$1.2 million in fiscal 2014.

During fiscal 2014, Gold Fields sold its 85% interest in the Yanfolila project in Mali to London-listed Hummingbird for U.S.$21.1 million which was settled in the form of 21,258,503 Hummingbird shares. The Group’s 25.1% share of after-tax losses in Hummingbird was U.S.$0.3 million in fiscal 2015 and U.S.$2.0 million in fiscal 2014. On July 1, 2015, the Group’s holding was diluted from 25.1% to 19.9% following the issue of new shares by Hummingbird. In line with the Group’s accounting policy, this resulted in Hummingbird no longer being accounted for as an equity-accounted investee and was re-classified to available-for-sale financial investments from July 1, 2015.

Loss from continuing operations

As a result of the above, loss from continuing operations increased by U.S.$322.2 million from U.S.$25.2 million in fiscal 2014 to U.S.$ 347.4 million in fiscal 2015.

Net loss

As a result of the factors discussed above, Gold Fields’ net loss increased by U.S.$322.2 million from U.S.$25.2 million in fiscal 2014 to U.S.$347.4 million in fiscal 2015.

Net (loss)/income attributable to noncontrolling interests

Net income attributable to noncontrolling interests was U.S.$2.0 million in fiscal 2014 compared to a loss of U.S.$2.4 million in fiscal 2015. The loss in fiscal 2015 was mainly due to the losses at Damang and impairment charges at Cerro Corona as discussed above.

The noncontrolling interests in Gold Fields Ghana (Tarkwa) and Abosso Goldfields (Damang) remained at 10% during fiscal 2015 and at La Cima (Cerro Corona) noncontrolling interest remained at 0.5% during fiscal 2015.

Gold Fields sold its 49.0% interest in Canteras del Hallazgo for U.S.$81.0 million during fiscal 2014.

The amounts making up the noncontrolling interests in fiscal 2015 and 2014 were:

	Effective(1) interest	Fiscal 2015	Effective(1) interest	Fiscal 2014
Gold Fields Ghana Limited—Tarkwa	10%	3.5	10%	2.8
Abosso Goldfields—Damang	10%	(5.5)	10%	0.3
La Cima—Cerro Corona	0.5%	(0.4)	0.5%	0.3
Canteras del Hallazgo	—%	—	49%	(1.4)

		(2.4)		2.0

Note:

(1)	Average for the year.

Net loss attributable to Gold Fields shareholders

As a result of the factors discussed above, net loss increased by U.S.$317.8 million from U.S.$27.2 million in fiscal 2014 to U.S.$345.0 million in fiscal 2015.

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

At the West African operations, total gold sales decreased by 6.3% from 0.79 million ounces in fiscal 2013 to 0.74 million ounces in fiscal 2014. Tarkwa decreased by 11.1% from 0.63 million ounces in fiscal 2013 to 0.56 million ounces in fiscal 2014 due to cessation of crushing and stacking operations at the heap leach facilities. Damang’s gold sales increased by 16.3% from 0.153 million ounces to 0.178 million ounces due to higher head grade mined in fiscal 2014 and higher throughput.

At the Americas operation, total gold equivalent sales increased by 6.5% from 0.31 million gold equivalent ounces in fiscal 2013 to 0.33 million gold equivalent ounces in fiscal 2014, mainly due to an increase in ore processed and higher copper grades.

At the Australasian operations, total gold sales increased by 47.1% from 0.70 million ounces in fiscal 2013 to 1.03 million ounces in fiscal 2014 mainly due to the inclusion of the Yilgarn South Assets for the full year in fiscal 2014 as opposed to only one quarter in fiscal 2013. At St. Ives, gold sales decreased by 10.0% from

0.40 million ounces to 0.36 million ounces mainly due to the closure of Argo and lower underground head grade. At Agnew/ Lawlers, gold sales increased by 25.5% from 0.216 million ounces in fiscal 2013 to 0.271 million ounces in fiscal 2014 due to the inclusion of Lawlers for the full year in fiscal 2014 as opposed to only one quarter in fiscal 2013. At Darlot and Granny Smith, gold sales increased from 0.02 million ounces to 0.08 million ounces, and from 0.06 million ounces to 0.315 million ounces, respectively, due to being included for the full year in fiscal 2014 as opposed to only one quarter in fiscal 2013.

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

At the Australian operations, operating costs (excluding amortization and depreciation) increased by 42.0% from A$569.2 million (U.S.$550.8 million) in fiscal 2013 to A$808.2 million (U.S.$729.8 million) in fiscal 2014, mainly due to the inclusion of the Yilgarn South Assets for the full year in fiscal 2014, as opposed to only one quarter in fiscal 2013. At St. Ives, operating costs (excluding amortization and depreciation) decreased by 9.4% from A$357.1 million (U.S.$345.5 million) to A$323.7 million (U.S.$292.3 million). This decrease of A$33.4 million was mainly due to a decrease in surface operational waste tonnes mined and cost improvements. At Agnew/Lawlers, operating costs (excluding amortization and depreciation) increased by 37.3% from A$139.5 million (U.S.$135.0 million) to A$191.6 million (U.S.$173.0 million). This increase of A$52.1 million was mainly due to the inclusion of Lawlers for the full year in fiscal 2014 compared to only one quarter in fiscal 2013. Operating costs (excluding amortization and depreciation) at Darlot increased by 306.7% from A$22.3 million (U.S.$21.6 million) to A$90.7 million (U.S.$81.9 million) and at Granny Smith it increased by 301.4% from A$50.4 million (U.S.$48.8 million) to A$202.3million (U.S.$182.6 million), both due to the operations being included for the full year in fiscal 2014 compared to only one quarter in fiscal 2013.

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

At St. Ives, the credit to costs of A$9.1 million (U.S.$8.8 million) in fiscal 2013 compared with A$11.0 million (U.S.$9.9 million) in fiscal 2014. Both credits were as a result of a build-up in run-of-mine stockpiles.

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

At the Australian operations, amortization increased by 25.0% from A$299.6 million (U.S.$290.0 million) in fiscal 2013 to A$374.4 million (U.S.$338.1 million) in fiscal 2014 due to the inclusion of the Yilgarn South Assets for the full year in fiscal 2014, partially offset by the change in estimate in the depreciation calculation at all the Australian operations. At St. Ives, amortization decreased by 22.5% from A$200.7 million (U.S.$194.3 million) to A$155.5 million (U.S.$140.5 million) in fiscal 2014 due to the decrease in production. Agnew/Lawlers increased by 45.4% from A$73.4 million (U.S.$71.1 million) to A$106.7 million (U.S.$96.4 million) in fiscal 2014 mainly due to the inclusion of Lawlers for the full year in fiscal 2014 compared to one quarter in fiscal 2013. Amortization at Darlot increased by 397.3% from A$3.7 million (U.S.$3.6 million) to A$18.4 million (U.S.$16.6 million) and Granny Smith increased by 331.3% from A$21.7 million (U.S.$21.0 million) to A$93.6 million (U.S.$84.6 million), both due to being included for the full year in fiscal 2014 compared to one quarter in fiscal 2013.

The discussion that follows focuses on U.S. GAAP figures as disclosed in the consolidated statement of operations.

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

For IFRS and management reporting purposes, corporate expenditure is included in operating costs (excluding depreciation and amortization).

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

Exploration expenditure

Exploration expenditure decreased from U.S.$77.9 million in fiscal 2013 to U.S.$36.2 million in fiscal 2014, a decrease of 53.5%. This decrease in fiscal 2014 was due to the closure of the GIP division and deliberate reduction in exploration activities from September 2013. The U.S.$36.2 million in fiscal 2014 comprised mainly U.S.$3.0 million on APP in Finland, U.S.$11.0 million on Salares Norte in Chile, U.S.$3.0 million on Chucapaca in Peru and U.S.$15 million was spent on exploration office costs. In addition, U.S.$4.0 million related to brownfields exploration in Australia.

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

The Sibanye Gold guarantee fee of U.S.$5 million became payable to Sibanye Gold in fiscal 2013 after the Spin-off of Sibanye Gold in February 2013.

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

The charges in 2014 are mainly made up of:

•	Social contributions and sponsorships of U.S.$12.3 million;

•

Legal fees amounting to U.S.$7.1 million as a result of the Gold Fields Board examination relating to the South Deep Black Economic Empowerment transaction and regulatory investigation of the same issue; and

•	Information technology conversion costs at the Yilgarn South Assets of U.S.$5.0 million.

The charges in 2013 are mainly made up of:

•	Social contributions and sponsorships of U.S.$11.4 million;

•

Facility charges amounting to U.S.$23.5 million on cancellation of the U.S.$1 billion and U.S.$500 million facilities and other costs of U.S.$13.0 million associated with the unbundling of Sibanye Gold;

•	New loan facility charges;

•	Stamp duty and transaction costs amounting to U.S.$27.4 million on the acquisition of the Yilgarn South Assets; and

•	Legal fees amounting to U.S.$11.1 million as a result of the Gold Fields Board examination and regulatory investigation relating to the South Deep Black Economic Empowerment transaction.

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

•	U.S.$9.6 million non-deductible exploration and feasibility and evaluation costs;

•	U.S.$6.2 million non-deductible share-based compensation;

•	U.S.$24.4 million non-deductible interest expense; and

•	U.S.$7.0 million deferred tax raised on unremitted earnings.

The above were primarily offset by the following tax-effected charges:

•	U.S.$1.7 million adjustment to reflect the actual realized company tax rates in South Africa and offshore; and

•	U.S.$23.4 million non-taxable profit on disposal of investments and subsidiaries.

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

Gold Fields paid U.S.$10.0 million in option fees to Lepanto during the six-month period ended December 31, 2010. In addition, Gold Fields paid non-refundable down payments of U.S.$66.0 million during the year ended December 31, 2011 and U.S.$44.0 million during the six month period ended December 31, 2010 to Liberty in accordance with the agreement concluded whereby the Group has the option to acquire 60% of FSE. On March 31, 2012, Gold Fields acquired 40% of the issued share capital of FSE by contributing an additional U.S.$110.0 million in accordance with the agreement’s terms. The Group’s share of losses in FSE was U.S.$3.6 million in fiscal 2014 and U.S.$18.4 million in fiscal 2013.

In January 2013, the Group purchased an associate stake in Bezant for U.S.$7.5 million. The Group’s 21.6% share of after-tax profits in Bezant was U.S.$1.2 million in fiscal 2014, compared with U.S.$nil in fiscal 2013.

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

Gold Fields sold its interest in Canteras del Hallazgo for U.S.$81.0 million during fiscal 2014.

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

Liquidity and Capital Resources

Cash resources

Cash flows from operations—continuing operations

Net cash provided by operations in fiscal 2014 was U.S.$743.8 million compared with U.S.$580.0 million in fiscal 2015, a decrease of U.S.$163.8 million.

Gold Fields’ realized gold price decreased from an average of U.S.$1,249 per ounce in fiscal 2014 to an average of U.S.$1,140 per ounce in fiscal 2015. Gold Fields’ realized copper price decreased from an average of U.S.$6,827 per tonne in fiscal 2014 to an average of U.S.$4,787 per tonne in fiscal 2015. The decrease in realized gold price and the realized copper price resulted in revenue from product sales decreasing by U.S.$323.4 million from U.S.$2,868.8 million in fiscal 2014 to U.S.$2,545.4 million in fiscal 2015.

In addition to the lower revenue, the decrease in net cash provided was mainly due to:

•

a negative movement of U.S.$29.5 million in changes in operating assets and liabilities resulting from a release of working capital of U.S.$81.8 million in fiscal 2014 compared to a release of U.S$52.3 million in fiscal 2015; and

•	a U.S.$13.1 million increase in taxes paid from U.S.$105.3 in fiscal 2014 to U.S.$118.4 million in fiscal 2015.

This was partially offset by:

•	a decrease of U.S.$147.8 million in production costs from U.S.$1,808.1 in fiscal 2014 to U.S.$1,660.3 million in fiscal 2015; and

•	a U.S.$11.9 million decrease in royalties paid from U.S.$88.8 million in fiscal 2014 to U.S.$76.9 million in fiscal 2015 due to lower revenue in Ghana and Peru.

Net cash provided by operations in fiscal 2013 was U.S.$334.3 million compared with U.S.$743.8 million in fiscal 2014, an increase of U.S.$409.5 million.

Gold Fields’ realized gold price decreased from an average of U.S.$1,386 per ounce in fiscal 2013 to an average of U.S.$1,249 per ounce in fiscal 2014. Gold Fields’ realized copper price increased from an average of U.S.$6,575 per tonne in fiscal 2013 to an average of U.S.$6,827 per tonne in fiscal 2014. The decrease in realized gold price, partially offset by the increase in realized copper price resulted in revenue from product sales decreasing by U.S.$37.5 million from U.S.$2,906.3 million in fiscal 2013 to U.S.$2,868.8 million in fiscal 2014.

The increase in net cash provided was mainly due to:

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

Cash flows from investing activities—continuing operations

Cash utilized in investing activities was U.S.$458.7 million in fiscal 2015, U.S.$423.9 million in fiscal 2014 and U.S.$680.5 million in fiscal 2013, respectively. The items comprising these amounts are discussed below.

Capital expenditure decreased by U.S.$46.0 million from U.S.$480.5 million in fiscal 2014 to U.S.$434.5 million in fiscal 2015.

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

On an IFRS basis, capital expenditure increased by U.S.$25.2 million, or 4.1%, from U.S.$608.9 million in fiscal 2014 to U.S.$634.1 million in fiscal 2015.

Expenditure on Gold Fields’ major capital projects in fiscal 2015 included:

•	U.S.$66.9 million on the development and equipping of the South Deep mine as the mine builds to full production, compared to U.S.$91.9 million in fiscal 2014 and U.S.$202.4 million in fiscal 2013;

•	U.S.$45.4 million on new mining equipment at Tarkwa, compared to U.S.$10.1 million in fiscal 2014 and U.S.$28.5 million in fiscal 2013;

•	U.S.$nil on the tailings storage facility (TSF 5) optimization at Tarkwa, compared to U.S.$19.3 million in 2014 and U.S.$0.5 million in 2013;

•	U.S.$nil on expenditure on the CIL capacity increase project at Tarkwa, compared to U.S.$6.6 million on expenditure in fiscal 2014 and no expenditure in fiscal 2013;

•	U.S.$nil on the water treatment plant at Tarkwa, compared to no expenditure in fiscal 2014 and U.S.$14.4 million in fiscal 2013;

•	U.S.$0.5 million on the raise of the TSF at Damang, compared to U.S.$5.1 million expenditure in fiscal 2014 and U.S.$7.3 million in fiscal 2013;

•	U.S.$2.8 million on heavy mining equipment components at Damang, compared to U.S.$4.1 million expenditure in fiscal 2014 and U.S.$4.5 million in fiscal 2013;

•	U.S.$29.3 million on the tailings storage facility at Cerro Corona, compared to U.S.$27.7 million in fiscal 2014 and U.S.$26.6 million in 2013;

•

U.S.$46.1 million expenditure on development and infrastructure of the Waroonga and New Holland underground complexes at Agnew/Lawlers, compared to U.S.$55.6 million in fiscal 2014 and U.S.$43.1 million in fiscal 2013;

•	U.S.$11.2 million on development of underground mines at St. Ives, compared to U.S.$29.4 million in fiscal 2014 and U.S.$54.7 million in fiscal 2013;

•	U.S.$11.4 million on development of the underground mine at Darlot, compared to U.S.$5.3 million in fiscal 2014 and U.S.$0.9 million in fiscal 2013;

•	U.S.$28.7 million on development of the Wallaby underground mine at Granny Smith, compared to U.S.$13.1 million in fiscal 2014 and U.S.$3.2 million in fiscal 2013;

•	U.S.$10.4 million on the plant optimization at Granny Smith, compared to U.S.$12.2 million in fiscal 2014 and no expenditure in fiscal 2013;

•	U.S.$18.5 million on HME componentization at Tarkwa, compared to U.S.$12.1 million in fiscal 2014 and U.S.$13.5 million in fiscal 2013;

•	U.S.$7.1 million on plant optimization and refurbishment at Damang, compared to U.S.$3.1 million in fiscal 2014 and U.S.$3.5 million in fiscal 2013;

•	U.S.$5.6 million on containment blankets at the Cerro Corona TSF, compared to U.S.$8.3 million in fiscal 2014 and U.S.$11.5 million in fiscal 2013; and

Interest capitalized decreased by U.S.$7.6 million, or 31.4%, from U.S.$24.2 million in fiscal 2014 to U.S.$16.6 million in fiscal 2015. Interest capitalized was U.S.$18.3 million in fiscal 2013.

Proceeds on the disposal of property, plant and equipment decreased from U.S.$4.9 million in fiscal 2014 to U.S.$3.1 million in fiscal 2015. Proceeds on the disposal of property, plant and equipment were U.S.$10.4 million in fiscal 2013. In all three years, this related to the disposal of various redundant mining assets by the South African and international mining operations.

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

On July 2, 2014, Gold Fields sold its 51% interest in Canteras del Hallazgo (entity that housed the Chucupaca project in Peru) for U.S.$81.0 million to Compañía de Minas Buenaventura S.A.A.

Purchase of investments was U.S.$3.0 million in fiscal 2015, U.S.$4.4 million in fiscal 2014 and U.S.$3.5 million in fiscal 2013, respectively.

The investment purchases of U.S.$3.0 million in fiscal 2015 were:

U.S.$ million
Purchase of shareholding in Mine Vision Systems	3.0

3.0

The investment purchases of U.S.$4.4 million in fiscal 2014 were:

U.S.$ million
Rand Refinery Limited(1)	(3.0)
Purchase of shareholding in Tocqueville Bullion Reserve Limited	(1.4)

(4.4)

Note:

(1)	On July 25, 2014, Rand Refinery announced that its shareholders had approved and certain shareholders have extended to Rand Refinery, a R1.2 billion (U.S.$103.8 million) irrevocable, subordinated loan facility. The maximum commitment of GFO, a subsidiary of Gold Fields Limited, is R37.3 million (U.S.$3.2 million). In December 2014, GFO advanced R32.0 million (U.S.$3.0 million) to Rand Refinery.

The investment purchases of U.S.$3.5 million in fiscal 2013 were:

U.S.$ million
Purchase of additional shareholding in Rand Refinery Limited	(1.1)
Purchase of shareholding in Aurigin Resources Incorporated	(1.7)
Purchase of shareholding in Clancy Exploration Limited	(0.5)
Purchase of shareholding in Cascadero Copper Corporation	(0.2)

(3.5)

Proceeds from the sale of listed investments were U.S.$nil million in fiscal 2015, U.S.$6.4 million in fiscal 2014 and U.S.$35.0 million in fiscal 2013, respectively.

The investment disposals comprising the U.S.$6.4 million in fiscal 2014 were:

U.S.$ million
Sale of shares in Robust Resources Limited	4.6
Sale of the Group’s interest in Talas (exploration project in Kyrgyzstan)	1.8

6.4

The investment disposals comprising the U.S.$35.0 million in fiscal 2013 were:

U.S.$ million
Sale of shares in Northam Platinum Limited	32.9
Sale of shares in Timpetra Resources Limited	1.2
Repayment of loans advanced to GBF Underground Mining Company	0.9

35.0

For its South African and Ghanaian operations (from fiscal 2013), Gold Fields contributes to environmental trust funds it established to provide for any environmental rehabilitation obligations and expected closure costs relating to its mining operations. The amounts invested in the trust funds are classified as non-current assets and any income earned on these assets is accounted for as interest income. The amount required to be contributed each year is calculated pursuant to a statutory formula, and can vary depending on how the fund’s investments performed, the lives of mines and various other factors. During fiscal 2015, Gold Fields contributed U.S.$7.7 million to the environmental trust fund comprising U.S.$0.5 million contributed by the South African operation and U.S.$7.2 million contributed by the Ghanaian operation, compared to U.S.$7.1 million contributed in fiscal 2014 comprising U.S.$ 0.5 million contributed by the South African operation and U.S.$6.6 million contributed by the Ghanaian operation and U.S.$15.4 million contributed in fiscal 2013 comprising U.S.$0.9 million contributed by the South African operation and U.S.$14.5 million contributed by the Ghanaian operation. For the Australasia and Americas operations, Gold Fields does not contribute to a trust fund.

Cash flows from investing activities—discontinued operations

Cash utilized in investing activities was U.S.$54.9 million in fiscal 2013. This related to cash utilized by Sibanye Gold for two months to February 2013, the date of Spin-off of Sibanye Gold.

Cash flows from financing activities—continuing operations

Net cash utilized by financing activities was U.S.$117.2 million in fiscal 2015 as compared to cash utilized of U.S.$168.2 million in fiscal 2014 and cash provided of U.S.$30.3 million in fiscal 2013. The items comprising these amounts are discussed below:

Long- and short-term loans received were U.S.$506.0 million in fiscal 2015, U.S.$463.9 million in fiscal 2014 and U.S.$3,177.7 million in fiscal 2013.

The U.S.$506.0 million in loans received in fiscal 2015 comprised:

U.S.$ million
Draw down under the U.S.$70 million senior secured revolving credit facility	10.0
Draw down under the U.S.$1,510 million term loan and revolving credit facilities	400.0
Draw down under the Short-term rand credit facilities	96.0

506.0

The U.S.$463.9 million in loans received in fiscal 2014 comprised:

U.S.$ million
Draw down under the U.S.$200 million revolving senior secured credit facility	42.0
Draw down under the U.S.$70 million senior secured revolving credit facility	35.0
Draw down under the U.S.$1,510 million term loan and revolving credit facilities	41.5
Draw down under the R500 million Rand Merchant Bank revolving credit facility	46.2
Draw down under the Short-term rand credit facilities	299.2

463.9

The U.S.$3,177.7 million in loans received in fiscal 2013 comprised:

U.S.$ million
Draw down under the U.S.$60 million senior secured revolving credit facility	35.0
Draw down under the U.S.$1,510 million term loan and revolving credit facilities	893.0
Draw down under the R1,500 million Nedbank revolving credit facility	155.5
Draw down under the Short-term rand credit facilities	2,094.2

3,177.7

Long- and short-term loans repaid were U.S.$594.3 million in fiscal 2015, U.S.$591.8 million in fiscal 2014 and U.S.$2,971.3 million in fiscal 2013.

The U.S.$594.3 million in loans repaid in fiscal 2015 comprised:

U.S.$ million
U.S.$1,510 million term loan and revolving credit facilities	302.0
R1,500 million Nedbank revolving credit facility	129.0
R500 million Rand Merchant Bank revolving credit facility	21.5
Short-term Rand credit facilities	141.8

594.3

The U.S.$591.8 million in loans repaid in fiscal 2014 comprised:

U.S.$ million
U.S.$200 million non-revolving senior secured term loan	70.0
U.S.$70 million senior secured revolving credit facility	35.0
U.S.$1,510 million term loan and revolving credit facilities	189.0
R500 million Rand Merchant Bank revolving credit facility	21.6
Short-term Rand credit facilities	276.2

591.8

The U.S.$2,971.3 million in loans repaid in fiscal 2013 comprised:

U.S.$ million
U.S.$1 billion syndicated revolving credit facility	104.0
U.S.$500 million syndicated revolving credit facility	666.0
U.S.$200 million non-revolving senior secured term loan	40.0
U.S.$1,510 million term loan and revolving credit facilities	119.5
Short-term Rand credit facilities	2,041.8

2,971.3

For a description of Gold Fields’ various credit facilities, see “—Credit Facilities and Other Capital Resources”.

U.S.$2.0 million and U.S.$6.8 million of noncontrolling shareholder loans were received in fiscal 2014 and fiscal 2013, respectively, from Buenaventura which holds a 49% noncontrolling interest in Canteras del

Hallazgo, the company that owns the Chucapaca project in Peru. No loans were received in fiscal 2015 as Gold Fields sold its interest in Canteras del Hallazgo in fiscal 2014.

During fiscal 2013, Gold Fields purchased an additional noncontrolling interest of 0.9% in La Cima for U.S.$12.8 million. There were no additional buy-outs of noncontrolling interests during fiscal 2014 and fiscal 2015.

Dividends paid amounted to U.S.$15.1 million in fiscal 2015 compared to U.S.$29.8 million in fiscal 2014 and U.S.$61.2 million in fiscal 2013. Dividend payments amounted to R186.5 million, or 24 SA cents per ordinary share, in fiscal 2015, R324.2 million, or 42 SA cents per ordinary share, in fiscal 2014 and R557.9 million, or 75 SA cents per ordinary share, in fiscal 2013. The decrease in dividends paid in fiscal 2015 was due to lower normalized earnings on which the dividend is calculated.

During fiscal 2015, Tarkwa and La Cima paid dividends to noncontrolling shareholders amounting to U.S.$12.1 million, compared with U.S.$10.6 million and U.S.$1.1 in fiscal 2014 and fiscal 2013, respectively.

During the six-month period ended December 31, 2010, Gold Fields implemented three empowerment transactions which included a broad-based BEE transaction for 10.0% of South Deep. The South Deep transaction amounted to U.S.$115.5 million and was made up of a preferred BEE dividend of U.S.$21.2 million and an equity component equivalent to U.S.$94.3 million. Under the South Deep transaction, a wholly owned subsidiary company of Gold Fields was created to acquire 100% of the South Deep asset from GFIMSA. The new company then issued 10 million Class B ordinary shares representing 10.0% of South Deep’s net worth to a consortium of BEE partners. Class B ordinary shareholders are entitled to a dividend of R2 per share. During fiscal 2015, 2014 and 2013, U.S.$1.7 million, U.S.$1.9 million and U.S.$2.2 million of the Class B dividend was paid, respectively.

In fiscal 2015, U.S.$nil was received as a result of share options exercised, as compared to U.S.$nil and U.S.$0.8 million in fiscal 2014 and 2013, respectively.

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

Net decrease in cash and cash equivalents

As a result of the above, net cash utilized after accounting for the effect of exchange rate on cash and cash equivalents was U.S.$18.0 million in fiscal 2015, compared with net cash provided of U.S.$133.0 million in fiscal 2014 and net cash utilized of U.S.$330.6 million in fiscal 2013, respectively.

The resultant cash and cash equivalents at December 31, 2015, December 31, 2014 and December 31, 2013 was U.S.$440.0 million, U.S.$458.0 million and U.S.$325.0 million, respectively.

Net debt

Gold Fields has calculated net debt by taking total loans less cash and cash equivalents, both as calculated in accordance with IFRS. Net debt is not a U.S. GAAP measure and has been calculated using IFRS information, which is the same as the U.S. GAAP information presented in the Gold Fields’ consolidated financial statements, including the notes, appearing elsewhere in this annual report. Management believes that net debt will be helpful to investors, governments, local communities and other stakeholders in better understanding the financial position of Gold Fields.

An investor should not consider net debt in isolation or as an alternative to total loans, cash and cash equivalents or any other measure of financial position presented in accordance with U.S. GAAP. Net debt as presented in this annual report may not be comparable to other similarly titled measures of financial position of other companies.

The following table sets out a reconciliation of Gold Fields’ total loans, as calculated in accordance with IFRS and U.S. GAAP, to its net debt for fiscal 2013, 2014 and 2015:

	For the year ending December 31,
	2013	2014	2015

Total loans(1)	2,060.1	1,910,9	1,820.3
Less: Cash and cash equivalents(2)	(325.0)	(458.0)	(440.0)

Net debt	1,735.1	1,452.9	1,380.3

Notes:

(1)	As per Note 16 Gold Fields’ consolidated financial statements appearing elsewhere in this annual report.
(2)	As per the consolidated balance sheet appearing elsewhere in this annual report.

During fiscal 2014, Gold Fields reduced net debt by U.S.$282.2 million and, in fiscal 2015, Gold Fields reduced net debt by an additional U.S.$72.6 million notwithstanding the decrease in the average gold price received by Gold Fields from fiscal 2013 to fiscal 2015. As at December 31, 2015, Gold Fields net debt amounted to U.S.$1,380.3 million.

Credit Facilities and Other Capital Resources

As at December 31, 2015, Gold Fields had committed, unutilized banking facilities of U.S.$1,009.5 million available under the following facilities, details of which are discussed below:

•

U.S.$711.0 million available under the U.S.$1,510 million term loan and revolving credit facilities. U.S.$75 million of these facilities matured on November 28, 2015, resulting in the facility capacity at December 31, 2015 to be U.S.$1,435 million;

•	U.S.$108.0 million available under the U.S.$200 million revolving senior secured credit facility. The facility capacity at December 31, 2015 was U.S.$150 million;

•	U.S.$25.0 million available under the U.S.$70 million senior secured revolving credit facility; and

•	U.S.$165.5 million (R2,500 million) available under various committed revolving credit facilities discussed further below.

Substantial contractual arrangements for uncommitted borrowing facilities are maintained with several banking counterparties to meet Gold Fields’ normal contingency funding requirements.

As of the date of this report, Gold Fields was not in default under the terms of any of its outstanding credit facilities.

On March 17, 2015, Gold Fields successfully completed the U.S.$150.0 million (R2.3 billion) equity Placing to institutional investors.

A total number of 38,857,913 new Gold Fields shares were placed at a price of R59.50 per share which represents a discount of 6.0% to the 30-day volume weighted average traded price, for the period ended March 17, 2016 and a 0.7% discount to the 50-day moving average.

The net proceeds from the Placing will be applied to the existing $1,510 term loan and revolving credit facilities that was utilised to purchase the notes amounting to $147.6 million, as described in Note 16 to the financial statements located elsewhere in this annual report.

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

On December 19, 2014, the outstanding balance of U.S.$40.0 million under this facility was refinanced by drawing down under the U.S.$200 million revolving senior secured credit facility as detailed below. This facility was also canceled on December 19, 2014.

The outstanding balance at December 31, 2015 was U.S.$nil compared with U.S.$nil at December 31, 2014.

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

On May 6, 2014, the facility was amended and increased to U.S.$70 million. The final maturity date of the amended facility is three years from the financial close date.

During fiscal 2014, the outstanding balance of U.S.$35.0 million under the initial facility was refinanced by drawing down U.S.$35.0 million under the amended facility.

The outstanding borrowings for GF Ghana on December 31, 2015 and December 31, 2014 were U.S.$45.0 million and U.S.$35.0 million, respectively.

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

U.S.$200 million revolving senior secured credit facility

On December 16, 2014, La Cima entered into a revolving senior secured credit facility for up to U.S.$200 million. The purpose of this facility was to refinance the U.S.$200 million non-revolving senior secured term loan, to finance its working capital requirements and for general corporate purposes. The final maturity date of this facility is three years from the agreement date. On the agreement date, the total commitments under this facility amounted to U.S.$75.0 million. On January 19, 2015, total commitments were increased by U.S.$75.0 million to U.S.$150.0 million.

The loan bears interest at LIBOR plus a margin of 1.625% per annum. Borrowings under the revolving senior secured credit facility are secured by first-ranking assignments of all rights, title and interest in all of La Cima’s concentrate sale agreements. In addition, the offshore and onshore collection accounts of La Cima are subject to an account control agreement and a first-ranking charge in favor of the lenders. This facility is non-recourse to the rest of the Gold Fields Group.

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

The outstanding balance under this facility at December 31, 2015 was U.S.$42.0 million, compared to U.S.$42.0 million on December 31, 2014.

At December 31, 2015, La Cima did not meet certain covenants specified in the revolving senior secured credit facility agreement. The lenders subsequently waived their rights and entitlements arising from the failure of La Cima to meet the specific covenants.

Other Short-Term Credit Facilities

The Group utilized uncommitted loan facilities from some of the major banks to fund the capital expenditure and working capital requirements of the South African operations.

These facilities have no fixed terms, are short-term in nature and interest rates are market related. Borrowings under these facilities are guaranteed by Gold Fields.

The outstanding borrowings of Gold Fields under these facilities at December 31, 2015 were U.S.$16.7 million, compared to U.S.$65.2 million on December 31, 2014.

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

In summary, the facilities are:

•	a R500.0 million (U.S.$33.1 million) revolving credit facility entered into on June 19, 2013 and maturing on June 19, 2016 at JIBAR plus 2.5%, or the RMB RCF; and

•	a R500.0 million (U.S.$33.1 million) revolving credit facility entered into on December 20, 2013 and maturing on December 20, 2016 at JIBAR plus 2.75%, or the Standard Bank Facility.

Borrowings under these facilities are guaranteed by Gold Fields, GFO, GFH, Orogen and GFIJVH.

The outstanding balance under the facilities at December 31, 2015 was Rnil (U.S.$nil) compared to R250.0 million (U.S.$21.6 million) at December 31, 2014.

U.S.$1 billion Notes Issue

On September 30, 2010, Orogen announced the issue of U.S.$1,000,000,000 4.875% guaranteed Notes due October 7, 2020, issued October 7, 2010. The payment of all amounts due in respect of the Notes was unconditionally and irrevocably guaranteed by Gold Fields, GFO, Gold Fields Holdings Company (BVI) Limited and Sibanye Gold, or the Guarantors, on a joint and several basis. The Notes and guarantees constitute direct, unsubordinated and unsecured obligations of Orogen and the Guarantors, respectively, and rank equally in right of payment among themselves and with all other existing and future unsubordinated and unsecured obligations of Orogen and the Guarantors, respectively.

Gold Fields used the net proceeds of the offering of the Notes to repay certain existing indebtedness of the Group and for general corporate purposes.

Each of Gold Fields and the other Guarantors entered into an indemnity agreement, or the Indemnity Agreement, in favor of Sibanye Gold in order to indemnify Sibanye Gold, with effect from the Spin-off Date, against any loss caused to Sibanye Gold in circumstances where Sibanye Gold would be required to make a payment to noteholders or the trustee of the Notes by virtue of its guarantee of the Notes (whether such loss would be made prior to or after the Spin-off Date or whether the circumstances giving rise to such loss arose prior to or after such date). The Indemnity Agreement would remain in place for as long as Sibanye Gold’s guarantee obligations under the Notes remain in place, which is the redemption date of the Notes unless Sibanye Gold was released as a guarantor by the trustee of the Notes.

On March 12, 2015, Orogen launched the Consent Solicitation. On April 22, 2015 the noteholders approved the various resolutions to release Sibanye Gold as a Guarantor. The release became effective April 24, 2015 when all the conditions to the extraordinary resolution were met.

Subsequent to year-end, on February 19, 2016, Gold Fields Australasia (Proprietary) Limited, or GFA, a wholly-owned subsidiary of Gold Fields Limited, announced an offer to purchase U.S.$200.0 million of the Notes at discounts of 17% to the original value. GFA would pay a minimum of U.S.$830 for every U.S.$1,000 of the securities. Gold Fields accepted for purchase an aggregate principal amount of Notes equal to U.S.$147.6 million at the purchase price of U.S.$880 per U.S.$1,000 in principal amount of Notes. Gold Fields intends to hold the notes acquired until their maturity date on October 7, 2020.

U.S.$1,510 million Term Loan and Revolving Credit Facility

On November 28, 2012, Orogen, GFO and GFI Joint Venture Holdings Proprietary Limited, or GFIJVH, or together the Borrowers, entered into a U.S.$900 million Term Loan and Revolving Credit Facility, or the U.S.$900 million facility. The U.S.$900 million facility comprises a U.S.$450 million three year term loan tranche, or Facility A, and a U.S.$450 million five year revolving tranche, or Facility B. In addition to the U.S.$900 million facility, the Borrowers entered into a U.S.$600 million bridge loan facility, or the U.S. Dollar Bridge Facility. The U.S. Dollar Bridge Facility had a 21-month maturity.

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

On June 18, 2014, the agreement was amended and Facility A was increased to U.S.$120 million while Facility C was increased to U.S.$670 million. U.S.$75 million of Facility A matured on November 28, 2015 and the remaining portion of U.S.$45 million matures on November 28, 2017. Facility C matures on November 28, 2017.

Borrowings under Facility A bear interest at LIBOR plus an initial margin of 2.45% per annum, Facility B at LIBOR plus an initial margin of 2.25% per annum and borrowings under Facility C at LIBOR plus an initial margin of 2.00%. The initial margins detailed above are based on the current long-term credit rating assigned to Gold Fields and could either increase or decrease depending on changes in the long-term credit rating of Gold Fields.

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

The outstanding balance under this facility at December 31, 2015 was U.S.$724.0 million, compared to U.S.$626.0 million at December 31, 2014.

U.S.$75 million of Facility A matured on November 28, 2015, resulting in the total amount available at December 31, 2015 to be U.S.$1,435 million.

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

The outstanding borrowings under this facility at December 31, 2015 and December 31, 2014 were U.S.$nil and U.S.$129.8 million, respectively.

Borrowings under the facility are guaranteed by Gold Fields, GFO, GFH, Orogen and GFIJVH.

Contractual obligations and commitments as at December 31, 2015

	Payments due by period
	Total	Less than 12 months	12-36 months	36-60 months	After 60 months
	($ millions)
Long-term debt
Notes Issue
Capital	1,000.0	—	—	1,000.0	—
Interest	233.0	48.8	97.5	86.7	—
U.S.$200 million revolving senior secured credit facility
Capital	42.0	—	42.0	—	—
Interest	1.7	0.9	0.8	—	—
U.S.$1,510 million term loan and revolving credit facility
Capital	724.0	—	724.0	—	—
Interest	39.9	20.8	19.1	—	—
U.S.$70 million senior secured revolving credit facility
Capital	45.0	—	45.0	—	—
Interest	1.7	1.3	0.4	—	—
Short term Rand credit facilities
Capital	16.7	16.7	—	—	—
Interest	1.3	1.3	—	—	—
Operating lease obligations—building	7.0	2.6	3.1	1.3	—

Other long-term obligations
Environmental obligations—undiscounted(1)	353.2	—	0.7	34.0	318.5

Total contractual obligations	2,465.5	92.4	932.6	1,122.0	318.5

Note:

(1)	Gold Fields makes full provision for all environmental obligations based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the balance sheet date. Management believes that the provisions made for environmental obligations are adequate to cover the expected volume of such obligations. See “—Critical Accounting Policies and Estimates—Environmental rehabilitation costs.”

	Amounts of commitments expiring by period
	Total	Less than 12 months	12-36 months	36-60 months	After 60 months
	($ millions)
Other commercial commitments
Guarantees(1)	—	—	—	—	—
Capital expenditure	48.9	48.9	—	—	—

Total commercial commitments	48.9	48.9	—	—	—

Note:

(1)	Guarantees consist of numerous obligations. Guarantees consisting of U.S.$59.0 million committed to guarantee Gold Fields’ environmental obligations with respect to its West African, American and Australasian operations are fully provided for under the provision for environmental rehabilitation and are not included in the amount above.

Working capital

Management believes that Gold Fields’ working capital resources, by way of internal sources and banking facilities, are sufficient to fund Gold Fields’ currently foreseeable future business requirements.

Off balance sheet items

At December 31, 2015, Gold Fields had no material off balance sheet items.

Recent Developments

See “Information on the Company—Developments since December 31, 2014”.

Trend and Outlook

In fiscal 2016, Gold Fields expects the trends discussed in “—Overview” to continue to have an impact on the business going forward.

The trend and outlook below are based on management accounts, which are prepared in accordance with International Financial Reporting Standards.

Gold production for the fiscal year ending December 31, 2016 is expected to be between 2.05 million attributable equivalent ounces and 2.10 attributable equivalent ounces. The AISC is estimated between U.S.$1,000 per ounce and U.S.$1,010 per ounce and total all-in cost is estimated between U.S.$1,035 per ounce and U.S.$1,045 per ounce. Group capital expenditure for fiscal 2016 is planned at U.S.$602.0 million. These estimates are based on an average exchange rate of R14.14 per U.S.$1.00 and U.S.$0.73 per A$1.00.

The above is an estimate subject to change based on a number of factors. For further information on these factors, see “Forward-looking Statements” and “Risk Factors”. The estimated financial information has not been reviewed and reported on by Gold Fields’ auditors.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors

Gold Fields’ directors and their ages and positions are:

Name	Age	Position	Term Expires(1)
Cheryl A. Carolus	57	Non-executive Chair	May 2018
Nicholas J. Holland	57	Executive Director and Chief Executive Officer	May 2017
Paul A. Schmidt	48	Executive Director and Chief Financial Officer	May 2017
Kofi Ansah	71	Non-executive Director	May 2017
Alan R. Hill	73	Non-executive Director	May 2016
Richard P. Menell	60	Non-executive Director and Deputy Chair	May 2018
David N. Murray	71	Non-executive Director	May 2016
Donald M. J. Ncube	68	Non-executive Director	May 2016
Gayle M. Wilson	71	Non-executive Director	May 2016
Steven Reid(2)	60	Non-executive Director	May 2016

Note:

(1)	Terms expire on the date of the annual general meeting in that year.
(2)	Appointed as a Non-executive Director on February 1, 2016.

Directors and Executive Officers

The Memorandum of Incorporation of Gold Fields provides that the Board must consist of no less than four and no more than 15 directors at any time. The Board currently consists of two executive directors and eight non-executive directors, all of whom are independent.

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

The Memorandum of Incorporation does not provide for a mandatory retirement age for directors. However, Gold Fields’ Board charter specifies the retirement age to be 72 years with a discretionary extension of 12 months in the year a director turns 72 years of age.

Some of Gold Fields’ executive officers, executive directors and non-executive directors are members of the boards of directors of various of its subsidiaries.

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

Executive Directors

Nicholas J. Holland BCom, BAcc, Witwatersrand; CA (SA)

Executive Director and Chief Executive Officer. Mr. Holland has been an Executive Director of Gold Fields since April 14, 1998 and became Chief Executive Officer on May 1, 2008. He served as Executive Director of Finance from April 1997. On April 15, 2002, his title changed to Chief Financial Officer until April 30, 2008. Mr. Holland has more than 36 years’ experience in financial management and over 26 years of experience in the mining industry. Prior to joining Gold Fields, he was Financial Director and Senior Manager of Corporate Finance of Gencor Limited and a Director of Rand Refinery from July 12, 2000 until September 30, 2008. He remained an alternate director until February 2013.

Paul A. Schmidt BCom, Witwatersrand; BCompt (Hons), UNISA; CA (SA)

Executive Director and Chief Financial Officer. Mr. Schmidt was appointed Chief Financial Officer on January 1, 2009 and joined the Board on November 6, 2009. Prior to this, Mr. Schmidt was acting Chief Financial Officer from May 1, 2008. Prior to this appointment, Mr. Schmidt was financial controller for Gold Fields from April 1, 2003. He has more than 20 years’ experience in the mining industry. Mr. Schmidt holds no other directorships.

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

Alan R. Hill B.Sc (Hons), M. Phil (Rock Mechanics), Leeds University, United Kingdom

Mr. Hill joined the Board on August 21, 2009. From 2004 to 2007, Mr. Hill was the non-executive chairman of Alamos Gold Limited and, from 2005 to 2009, he held the position of President and CEO of Gabriel Resources Limited. Both companies are involved in gold exploration and development. Mr. Hill’s mining career started on the Zambian Copperbelt, following which he joined Noranda, Inc. where he managed gold and nickel mines. He worked as a consultant for a short period, before joining Camflo Mines in 1981, which merged with Barrick Gold in 1984. Mr. Hill joined Barrick as part of the merger and spent 19 years with Barrick and was instrumental in its considerable growth, having played a pivotal role in its various merger and acquisition initiatives through the years. He retired from Barrick in 2003 as its Executive Vice President, Development. He has served as Non-Executive Chairman of Teranga Gold Corporation since April 20, 2013, having previously served as its Executive Chairman since September 2012 as well as Chairman and CEO since the company was founded in October 2010.

Richard P. Menell BA (Hons), MA (Natural Sciences, Geology), Trinity College, Cambridge, United Kingdom; M.Sc. (Mineral Exploration and Management), Stanford University, California, United States of America

Mr. Menell was appointed Deputy Chair of the Board in August 2015 and has been a Director of Gold Fields since October 8, 2008. He has over 37 years’ experience in the mining industry. Previously, he has been the President and Member of the Chamber of Mines of South Africa, President and Chief Executive Officer of TEAL Exploration & Mining Inc., Chairman of Anglovaal Mining Limited and Avgold Limited, Chairman of Bateman Engineering, Deputy Chairman of Harmony Gold Limited and African Rainbow Minerals and Executive Chairman of Anglovaal Mining Limited and Avgold Limited. He is currently a director of Weir Group Plc and Senior Advisor to Credit Suisse Securities Johannesburg, a director of Rockwell Diamonds Inc., the National Business Initiative and the Tourism Enterprise Partnership. Mr. Menell is a Trustee of Brand South Africa and a Council Member of Business Leadership South Africa. He is also Chairman of the City Year South Africa Citizen Service Organization, the Carrick Foundation and the Palaeontological Scientific Trust. Mr. Menell became a director of Sibanye Gold with effect from January 1, 2013.

David N. Murray BA Hons Econ; MBA (UCT)

Mr. Murray joined the Board on January 1, 2008. He has more than 40 years’ experience in the mining industry and has been Chief Executive Officer of Rio Tinto Portugal, Rio Tinto Brazil, TVX Gold Inc., Avgold Limited and Avmin Limited. He also served as a non-executive Director of Ivernia, Inc.

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

Gayle M. Wilson BCom, BCompt (Hons); (Unisa); CA (SA)

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

Steven P. Reid Bachelor of Applied Science in Mineral Engineering (Mining), South Australia Institute of Technology; MBA, Trium NYU/LSE/HEC; Directors’ Education Program, Institute of Corporate Directors

Mr. Reid was appointed as a director of Gold Fields on February 1, 2016. He has over 35 years’ international business experience and has held senior leadership roles in numerous countries. He has served as a director of Silver Standard Resources since January 2013 and a director of Eldorado Gold since May 2013. He served as Chief Operating Officer of Goldcorp from January 2007 until his retirement in September 2012, and was the company’s Executive Vice President, Canada and USA. Before joining Goldcorp, Steven spent 13 years at Placer Dome in numerous corporate, mine management and operating roles, including country manager for their Canadian operations. He also held leadership positions at Kingsgate Consolidated and Newcrest Mining, where he was responsible for running the Asian and Australian operations.

Executive Officers

Alfred Baku (49) MSc (Mining Engineering), University of Mines and Technology, Statutory Mines Manager certificate, Ghana Mines Department of Minerals Commission, Executive Education, University of Virginia, Darden School of Business, USA and member of the Australian Institute of Mining Metallurgy (AusIMM)

Mr. Baku has over two decades of mining experience, mostly in senior management positions at Gold Fields. Prior to joining Gold Fields, Alfred worked in Australia for Billiton and Ranger Minerals in production and mine planning engineering capacities. He joined the Damang Mine in 2002 as mine manager and a member of the senior management team. Alfred was appointed General Manager of the Damang Mine in 2008, General Manager of the Tarkwa Mine in 2010, and subsequently, Vice President of Operations for both mines. In 2013, Alfred was promoted to Senior Vice President for West Africa, becoming a member of the Group’s Executive Committee. In February 2014, he became Executive Vice President and head of West Africa. As the Vice President of the Ghana Chamber of Mines’ Executive Council, Alfred serves on the Advisory Board of the Ministry of Lands and Natural Resources. He is also a member of the Australasian Institute of Mining and Metallurgy.

Ernesto Balarezo (49) MSc Industrial Management, BSc Industrial Engineering, Texas A&M University, Management Studies, Wharton School of Business, Management Studies, Harvard University

Executive Vice President: America. Mr. Balarezo joined Gold Fields effective March 11, 2013 as Executive Vice President: America. He has 23 years of professional experience at industrial and mining companies with a focus on finance and operations. Prior to joining Gold Fields, Mr. Balarezo was the Vice-President: Operations of Hochschild Mining plc, or Hochschild. In this capacity, he was responsible for overseeing the Hochschild group’s six silver and gold mining operations in Peru, Argentina and Mexico, as well as its growth projects. He had 9,000 employees under his management. He joined Hochschild in 2007 as General Manager of the Mexican operation before being promoted to General Manager for Peru in 2008 and Vice President of Operations in 2010. Prior to Hochschild, Ernesto worked at other subsidiaries of the Hochschild group since 1997, including at Hochschild’s cement subsidiary, Cementos Pacasmayo, as deputy CEO.

Richard J Butcher (52) Diploma Coal Mining Engineering Advanced Rock Engineering Certificate Graduate Diploma in Mining Engineering (Mineral economics) MSc (Eng) Mining Engineering & CEng (UK) / FAusIMM (CP) WA First Class (Mine Managers) Cert No: 766 General Managers Course Cert—AGSM / UNSW

Executive Vice President: Technical. Mr. Butcher has 30 years’ experience in gold mining, obtained globally in companies that include Gencor, Anglo-American and Barrick. He was previously Head of Technical Services at MMG, the overseas arm of the Chinese CMC/CMN Corporation. This position involves being discipline head for all Technical functions, long-term planning and closure for the group’s operations in Australasia, Africa and South America.

Naseem A. Chohan (55) BE (Electronic), University of Limerick

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

Taryn L. Harmse (43) BCom LLB, University of Johannesburg, Advanced Corporate Law, University of Witwatersrand

Executive Vice-President: Group General Counsel. Ms. Harmse was appointed Executive Vice-President: Group General Counsel on May 1, 2014. Ms. Harmse was appointed as Assistant General Counsel and Company Secretary on August 1, 2013, and resigned from the position of Company Secretary on September 15, 2014. She previously served as Assistant General Counsel and Vice President, Group Legal. Before joining Gold Fields, Ms. Harmse worked at Linklaters LLP in London for a number of years having completed her articles at Hofmeyr Herbstein Gihwala (now Cliffe Dekker Hofmeyr). She was admitted as an attorney to the High Court of South Africa in 2000.

Brett J. Mattison (37) BComm (Hons) Law, BAcc, University of Stellenbosch; Masters in Law, Higher Tax Diploma, University of Johannesburg; Exec. MBA (PLD), Harvard Business School

Executive Vice-President: Strategy, Planning and Corporate Development. Mr. Mattison was appointed Executive Vice-President: Strategy, Planning and Corporate Development effective May 1, 2013. He began his career with Gold Fields in 2001 as part of the Global Legal team providing commercial, legal and tax structuring advice in relation to various global transactions. He subsequently joined the Corporate Development team in 2005 where he worked for six years in South Africa, Peru and Australia until 2010. In late 2010, Mr. Mattison was appointed as the Country Manager of the Philippines tasked with the mandate of setting up Gold Fields’ activities in the Philippines. Most recently, he has been in the role of Vice President of Special Projects tasked with setting out the groundwork for the Gold Fields strategy sessions.

Nico Muller (49), BSC Mining Engineering, University of Pretoria

Executive Vice President: South Africa. Mr. Muller joined Gold Fields as Executive Vice President: South Africa on October 1, 2014. Prior to joining Gold Fields, he was with Royal Bafokeng Platinum where he held the position of Chief Operating Officer since January 2009. He has extensive technical mechanized mining experience, having held various positions in the mining industry while employed at De Beers, Avgold and Two Rivers Platinum.

Avishkar Nagaser (32), BBusSc Finance and Economics, University of KwaZulu-Natal

Executive Vice President: Investor Relations and Corporate Affairs. Mr. Nagaser joined Gold Fields as Executive Vice President: Investor Relations and Corporate Affairs in January 2015. Before joining Gold Fields, he was with Merrill Lynch from 2012 to 2014 and Macquarie from 2007 to 2012, where he held the position of gold and platinum equity research analyst.

Lee-Ann N. Samuel (38) BA Psychology and Honors Political Science, University of Johannesburg, Global Remuneration Practitioner (GRP), WorldatWork, USA

Executive Vice President: People and Organizational Effectiveness. Mrs. Samuel joined Gold Fields in 2009 as Vice President, Group Remuneration and Employee Benefits, and, effective March 1, 2013, she was promoted to Executive Vice President: People and Organizational Effectiveness. Lee-Ann has 16 years of Human Resources experience in financial services, mining and telecommunications. Prior to joining Gold Fields, Mrs. Samuel worked as Head of People Development at Telkom Media, a subsidiary of Telkom, for three years. Her overall responsibility is to provide strategic direction for the Human Resources discipline at Gold Fields, including the development of Human Resource policies to ensure alignment with the strategy for the Group, as well as external trends and demands impacting on HR.

Richard M. Weston (64) FAIMM, CPEng, IEA. MSc Mining Geomechanics, UNSW; GDM, UCQ; BE (Civil), Sydney University

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

Company Secretary

Lucy M. M. Mokoka (44) BJuris, University of Durban-Westville and LLB degree, University of Pretoria

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

Board of Directors’ Committees

In order to ensure good corporate governance, the Board has formed an Audit Committee, a Risk Committee, a Remuneration Committee, a Nominating and Governance Committee, a Safety, Health and Sustainable Development Committee, a Capital Projects Control and Review Committee and a Social & Ethics Committee. All the committees are composed exclusively of Non-executive Directors. All committees are chaired by an independent Non-executive Director. The remuneration of Non-executive Directors for their service on the various committees has been approved by the shareholders.

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

Gayle M. Wilson (chair)

Donald M. J. Ncube

Richard P. Menell

The Risk Committee oversees the effectiveness of risk management processes as they relate to the Board and the boards of Gold Fields’ subsidiaries. The Committee ensures that management identifies and implements appropriate risk controls, including guidelines and policies that govern management’s assessments and risk. The Committee also reviews the effectiveness and efficiency of the Enterprise Risk Management system within the Company and obtains assurance that material risks are identified and that appropriate risk management processes are in place, including the formulation and subsequent updating of appropriate Company policies. The implementation of operational and corporate risk management plans is also monitored on an ongoing basis, and the Committee ensures that appropriate resources are directed towards areas of high risk. The current membership of the Risk Committee is as follows:

Steven P. Reid (Chair)

David N. Murray

Alan R. Hill

Gayle M. Wilson

The Remuneration Committee establishes the compensation philosophy of Gold Fields and the terms and conditions of employment of Executive Directors and other executive officers. The current membership of the Remuneration Committee is as follows:

Alan R. Hill (chair)

Cheryl A. Carolus

Donald M. J. Ncube

Gayle M. Wilson

Steven P. Reid (by invitation)

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

Alan R. Hill

Richard P. Menell

Donald M.J. Ncube (by invitation)

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

Richard P. Menell (by invitation)

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

Alan R. Hill

Cheryl A. Carolus (by invitation)

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

Kofi Ansah (by invitation)

Executive Committee

Gold Fields’ Executive Committee meets on a regular basis to discuss and make decisions on strategic and operating issues facing Gold Fields. The current composition of the Executive Committee is as follows:

Name	Position

Nicholas J. Holland	Chief Executive Officer

Paul A. Schmidt	Chief Financial Officer

Brett J. Mattison	Executive Vice President: Strategy, Planning and Corporate Development

Lee-Ann N. Samuel	Executive Vice President: People and Organizational Effectiveness

Taryn L. Harmse	Executive Vice President: Group General Counsel

Nico Muller	Executive Vice President: South Africa

Alfred Baku	Executive Vice President: West Africa

Ernesto Balarezo	Executive Vice President: Americas

Avishkar Nagaser	Executive Vice President: Investor Relations and Corporate Affairs

Richard M. Weston	Executive Vice President: Australasia

Naseem A. Chohan	Executive Vice President: Sustainable Development

Richard J. Butcher	Executive Vice President: Technical

Regional Executive Management Committees

Each of Gold Fields’ four operating regions (South Africa, Australasia, West Africa and South America) has a Regional Executive Management Committee.

South African Regional Executive Management Committee composition:

Name	Position
Nico Muller	Executive Vice President: South Africa

Jana Strydom	Vice President: Legal

Ken Matthysen	Vice President: Technical

Bonny Sebola	Vice President: Stakeholder and Community Relations

Liesl Withers	Vice President Business Analysis and Reporting (Consultant)

Conrad Mtshali	Vice President: Human Resources (Consultant)

Adriaan De Beer	Vice President and Head of Operations

MI Botha	Technical Assistant (Operational)

Vacant	Technical Assistant (Technical)

Australasian Regional Executive Management Committee composition:

Name	Position

Richard Weston	Executive Vice President: Australasia Region

Graham Ovens	General Manager: St. Ives

Jason Sander	General Manager: Agnew

Wimpie Du Toit	Vice President and Head of Human Resources: Australasia

Alex Munt	Vice President and Head of Finance: Australasia

Philip Woodhouse	Vice President and Head of Sustainable Development: Australasia

Ian Suckling	General Manager: Granny Smith

Stuart Mathews	Vice President Operations: Australia, Operations Support & Technology

Andrew Bywater	General Manager: Darlot

Kelly Carter	Vice President: Legal and Compliance

West Africa Regional Executive Management Committee composition:

Name	Position

Alfred Baku	Executive Vice President: Head of West Africa

Lindley Witbooi	Vice President and Head of Finance: West Africa

Francis Eduku	Vice President and Head of Human Resources: West Africa

Balaji Subrahmanyan	Regional Head of Mining

David Johnson	Vice President and Head of Stakeholder Relations

Michiel van der Merwe	General Manager: Tarkwa

Stephen Osei—Bimpah	General Manager: Damang

Serge Ntiema	Vice President and Head of Exploration

Johannes de Beer	Vice President and Head: Projects and Engineering

Michael Akafia	Vice President and Head: Legal, Compliance & Company Secretary

Americas Regional Executive Management Committee composition:

Name	Position

Ernesto Balarezo	Executive Vice President: The Americas

Manuel Diaz	Vice President: Operations

Alberto Cardenas	Vice President: Head of Business Corporate Development

Jorge Redhead	Vice President: Head of Finance

Miguel Inchaustegui	Vice President: Head of Corporate Affairs

Veronica Valderrama	Vice President: Head of Human Resources

Juan Jose Granda	Vice President: Head of Legal

Nate Brewer	Vice President: Head of Exploration

Compensation of Directors and Senior Management

During fiscal 2015, the aggregate compensation paid or payable to directors and senior management of Gold Fields as a group was approximately U.S.$15.7 million (R199.0 million), including all salaries, fees, bonuses and contributions during such period to provide pension, retirement or similar benefits for directors and senior management of Gold Fields, of which U.S.$0.686 million (R8.7 million) was due to pension scheme contributions and life insurance, U.S.$8.1 million (R102.8 million) was due to bonus and performance-related share payments, U.S.$0.911 million (R11.5 million) was expenses/special bonus, U.S.$6.0 million (R76.0 million) was due to salary payments, directors’ fees and committee fees and U.S.$0 million (R0 million) was due to severance payments.

The following table presents information regarding the compensation paid by Gold Fields for fiscal 2015 to its directors and executive officers. Average exchange rates were R12.68 per U.S.$1 for fiscal 2015 and R10.82 per U.S.$1 for fiscal 2014:

	Directors’ fees	Committee fees	Salary(1)	Pension Scheme Contribution	Annual Bonus(2)		Sundry	Sub-total	Pre-tax Share Proceeds for shares awarded in previous years	Total realized earnings for fiscal 2015	Total for fiscal 2014
	(U.S.$’000)
Executive Directors
Nicholas J. Holland	—	—	935.7	145.3	618.9	(3)	—	1,699.8	1,132.5	2,832.4	2,603.5
Paul A. Schmidt	—	—	512.2	58.4	616.5		—	1,187.0	568.2	1,755.3	1,602.7

Executive Officers
Ernesto Balarezo(4)	—	—	622.4	—	425.7		414.8	1,463.0	109.4	1,572.4	1,970.4
Alfred Baku(5)	—	—	688.9	158.5	572.0		298.8	1,718.2	220.5	1,938.7	1,889.2
Richard Weston	—	—	560.9	64.5	482.0		—	1,107.4	688.6	1,796.0	1,506.5
Naseem A. Chohan	—	—	283.0	53.1	306.9		—	643.0	221.4	864.4	726.6
Brett Mattison	—	—	347.1	38.4	379.3		—	764.8	207.7	972.6	851.3
Lee-Ann Samuel	—	—	307.7	33.8	322.1		—	663.6	175.4	839.0	807.1
Taryn Harmse	—	—	265.2	65.3	322.4		—	652.9	106.6	759.6	673.8
Nico Muller(6)	—	—	412.8	45.0	423.5		197.2	1,078.5	—	1,078.5	403.6
Avishkar Nagaser(7)	—	—	210.6	23.4	208.5		—	442.5	—	442.5	—
Willie Jacobsz(8)	—	—	—	—	—		—	—	—	—	1,034.4
Michael D. Fleischer(9)	—	—	—	—	—		—	—	—	—	510.7
Kgabo FL Moabelo(9)	—	—	—	—	—		—	—	—	—	727.1
Non-executive Directors
Cheryl A. Carolus	203.8	—	—	—	—		—	203.8	—	203.8	232.3
Alan R. Hill	66.9	43.3	—	—	—		—	110.2	—	110.2	125.6
David N. Murray	66.9	33.8	—	—	—		—	100.8	—	100.8	114.9
Richard P. Menell	66.9	46.4	—	—	—		—	113.3	—	113.3	127.5
Gayle M. Wilson	66.9	52.6	—	—	—		—	119.5	—	119.5	136.2
Donald M. J. Ncube	66.9	46.4	—	—	—		—	113.3	—	113.3	129.2
Kofi Ansah	66.9	18.9	—	—	—		—	85.8	—	85.8	97.8

Total	605.3	241.4	5,146.5	685.7	4,677.9		910.8	12,267.6	3,430.5	15,698.1	16,270.4

Notes:

(1)	The total U.S. dollar amounts paid for fiscal 2015, and included in the individuals’ remuneration above, were as follows: Nicholas J. Holland, salary: U.S.$356,000 and bonus: U.S.$212,000, and Paul A. Schmidt, salary: U.S.$100,000 and bonus: U.S.$114,000.
(2)	The annual bonus accruals for fiscal 2015, paid in February 2016 included a legislated profit share (Utilidades) payment for Ernesto Balarezo of U.S.$320,356.
(3)	Mr. NJ Holland voluntarily elected prior to the determination of the annual performance bonus for fiscal 2015 and in line with the proposed Rules of the proposed Minimum Shareholding Requirement Policy to convert 50% of his cash bonus into Gold Fields Shares ($618.9k) which will be held in escrow for a five year restricted period.

(4)	Ernesto Balarezo’s sundry payment relates to legislated bonuses.
(5)	Alfred Baku’s sundry payment relates to relocation / leave allowance and encashment of excess leave.
(6)	Nico Muller’s sundry payment relates to pro rata sign-on bonus in accordance with his employment contract.
(7)	Avishkar Nagaser was appointed on January 1, 2015.
(8)	Willie Jacobsz remained an executive officer until December 31, 2014.
(9)	Michael Fleischer and Kgabo Moabelo resigned in fiscal 2014.

Share options and restricted shares outstanding and held by directors, former directors, executive officers and former executive officers as of December 31, 2015 were, to the knowledge of Gold Fields’ management, as follows:

Name	Options to purchase ordinary shares	Share Appreciation Rights (SARS)	Restricted Shares	Option/ SARS exercise price	Spin-off Adjustment(1)	Adjusted Exercise Price(1)	Expiration/ Settlement Date(2)
	(Rand)
Executive Directors
Nicholas J. Holland	—	59,000	—	89.76	6,045	75.89	April 17, 2016
	—	38,250	—	119.15	5,762	103.55	March 1, 2017
	—	—	187,498	—	—	—	March 1, 2016
Paul A. Schmidt	—	22,350	—	89.76	2,290	75.89	April 17, 2016
	—	25,800	—	119.15	3,886	103.55	March 1, 2017
	—	—	69,326	—	—	—	March 1, 2016
Executive Officers
Richard M. Weston	—	10,840	—	101.48	1,493	87.61	June 1, 2016
	—	18,225	—	119.15	2,744	103.55	March 1, 2017
	—	—	62,466	—	—	—	March 1, 2016
Naseem A. Chohan	—	4,130	—	118.35	622	102.86	December 1, 2016
	—	12,975	—	119.15	1,954	103.55	March 1, 2017
	—	—	26,452	—	—	—	March 1, 2016
Lee-Ann Samuel	—	3,333	—	109.66	502	95.31	June 1, 2017
	—	—	11,540	—	1,738	—	March 1, 2016
Brett Mattison	—	10,200	—	119.15	1,536	103.55	March 1, 2017
	—	12,800	—	89.76	1,311	75.89	April 17, 2016
	—	—	13,911	—	2,095	—	March 1, 2016
Alfred Baku	—	7,013	—	119.15	1,056	103.55	March 1, 2017
	—	8,775	—	89.76	899	75.89	March 1, 2016
	—	—	15,429	—	2,324	—	March 1, 2016
Taryn Harmse	—	6,750	—	89.76	691	75.89	April 17, 2016
	—	5,400	—	119.15	812	103.55	March 1, 2017
	—	2,675	—	114.64	402	99.63	September 1, 2017
		—	12,662	—	—	—	March 1, 2016
Ernesto Balazero	—	—	39,182	—	—	—	March 1, 2016
Nicolaas J Muller	—	—	245,208	—	—	—	December 1, 2018
Former Executive Officers
Jan W Jacobsz	—	18,000	—	89.76	1,844	75.89	April 17, 2016
	—	12,975	—	119.15	1,954	103.55	March 1, 2017
	—	—	39,276	—	—	—	March 1, 2016

Notes:

(1)	The rules of the share plans make provision for an adjustment to the number of shares in the event that there is a variation in the issued share capital as a result of corporate action. The share plans require that the fair market value of an employee’s portfolio pre- and post-corporate action remain the same. In order to uphold this principle, an independent professional firm was contracted to provide a fairness opinion on the additional number of awards required to maintain the pre-Spin-off value of the share portfolios of employees.

(2)	For the restricted shares, the settlement date is three years after the date of award and, for the SARS, six years after the date of award.

Share Ownership of Directors and Executive Officers

The following sets forth, to the knowledge of Gold Fields’ management, the total amount of ordinary shares directly or indirectly owned by the directors and executive officers of Gold Fields as of March 24, 2016:

Holder	Ordinary shares		Percentage
Nicholas J. Holland	610,877	[1]	0.0744%
Paul A. Schmidt	122,549		0.0149%
Cheryl Carolus	3,129		0.0004%
Richard Menell	5,850		0.0007%
Donald M. J. Ncube	11,252		0.0014%
Gayle Wilson	2,378		0.0003%
Naseem A. Chohan	82,023		0.0100%
Brett Mattison	61,103		0.0074%
Lee-Ann Samuel	74,553		0.0091%
Taryn L. Harmse	23,687		0.0029%
Alfred Baku	40,404		0.0049%
Ernesto Balarezo	26,696		0.0032%
Richard Weston	197,636		0.0241%
Total Directors (6 persons)	747,161		0.0920%
Total Non-Director Executive Officers (7 persons)	506,102		0.0616%
Total Directors and Executive Officers (13 persons)	1,253,263		0.1526%

[1]

Mr. NJ Holland elected prior to the vesting of the performance shares in line with the Rules of the proposed Minimum Shareholding Requirement Policy to defer the vesting of his 374,996 performance shares which will be held in escrow for a five year restricted period.

Long-term Cash Incentive Plan

A Long-term Cash Incentive Plan, or LTIP, was implemented on March 1, 2014. The key objectives of the LTIP are to reinforce a high performance culture and create stronger alignment between executive compensation and shareholder value.

On approval of changes to the 2012 Share Plan (which require shareholder approval), no new awards will be made under the LTIP. In the event that the changes to the 2012 Share Plan are not approved, annual long-term incentives will be awarded in terms of the LTIP, as set out below.

The LTIP is a cash-settled incentive plan with the following salient features:

•	Each performance cycle starts on January 1 of the first year and ends on December 31 of the third year;

•	Annual conditional awards are made to eligible participants, with such awards settled in cash on the vesting date;

•	Allocations are based on annual salary, applicable percentage by grade and personal performance;

•

In the event that the revised Gold Fields Limited 2012 Share Plan is not approved, annual long-term incentive awards will be made in terms of the LTIP for 2016. Vesting for awards made in 2016 will be based on the following three corporate conditions equally being met:

•	FCF Margin - 33% weighted;

•	Absolute total shareholder return - 33% weighted; and

•	Relative total shareholder return - 34% weighted.

•	Threshold must be achieved for payout of any portion of the award to be triggered.

LTIP Awards made during the year

Awards made under the LTIP during fiscal 2015 were subject to the following performance conditions:

1.	Total shareholder return, or TSR (50% weighting)—based on the cost of equity formula over a three year measurement period from January 1, 2015 to December 31, 2017. The table below details the basis on which the TSR – 50% of the initial award value will vest.

Target	TSR performance	TSR factor
Below target	0%	—
Target	7% per annum	100%
Stretch	13% per annum	200%
Above stretch	The adjustment that could be made to the Initial Award Value will be uncapped above the stretch and every additional 6% TSR growth per annum will result in an additional 50% vesting	Every additional 6% TSR growth per annum will result in an additional 50% vesting

2.	FCF Margin (50% weighting)—an average FCF Margin of 15% for target and an average FCF Margin of 20% for stretch for a three year measurement period from January 1, 2015 to December 31, 2017. The table below details the basis on which the FCF Margin—50 of the initial award value will vest.

Target	FCF Margin performance	FCF Margin factor
Threshold	An average FCF Margin over the Performance Cycle of 5%	0%
Target	An average FCF Margin over the Performance Cycle of 15%	100%
Stretch	An average FCF Margin over the Performance Cycle of 20%	200%
Above stretch	The adjustment that could be made to the Initial Award Value will be uncapped above the stretch and every additional 5% FCF Margin will result in an additional 50% vesting e.g. an average FCF Margin of 25% will result in a vesting of 250%	Every additional 5% FCF Margin (on average) will result in an additional 50% vesting

LTIP performance progress

The tracking of corporate performance conditions from the date of the award up to December 31, 2015, in terms of the LTIP, is depicted below:

•	2014 LTIP Award—January 1, 2014 to December 31, 2015 (24 months into the award).

•	2015 LTIP Award—January 1, 2015 to December 31, 2015 (12 months into the award).

Award	TSR – 50%		FCF Margin - 50%		Total Potential Vesting % of initial awards
	(Achieved)	(Vesting)	(Achieved)	(Vesting)
2014 LTIP Award
Performance period—January 1, 2014 to Dec 31, 2016	0%	0%	10.5%	55%	27.5%

2015 LTIP Award
Performance period—January 1, 2015 to Dec 31, 2017	0%	0%	8.0%	30.0%	15%

The table below reflects the indicative vesting quantum for the Group Executive Committee based on the current tracking of the performance conditions based on the 2014 LTIP award:

Name	Designation	USD Value of Initial LTI Award	USD Value of Awards expected to Vest
		($ million)
N.J. Holland	Chief Executive Officer	1.51	0.41
P.A. Schmidt	Chief Financial Officer	0.73	0.20
R. Weston	EVP: Australasia	0.96	0.26
E. Balarezo	EVP: Americas Region	0.73	0.20
A. Baku	EVP: West Africa	0.70	0.19
L.N. Samuel	EVP: People & Organisational Effectiveness	0.56	0.15
B.J. Mattison	EVP: Strategy Planning & Corporate Development	0.59	0.16
N.A. Chohan	EVP: Sustainable Development	0.27	0.07
T.L. Harmse	EVP: General Counsel	0.42	0.11
N.Muller	EVP: South Africa	0.08	0.02

		6.55	1.77

The table below reflects the indicative vesting quantum for the Group Executive Committee based on the current tracking of the performance conditions based on the 2015 LTIP award:

Name	Designation	USD Value of Initial LTI Award	USD Value of Awards expected to Vest
		($ million)
N.J. Holland	Chief Executive Officer	1.08	0.16
P.A. Schmidt	Chief Financial Officer	1.07	0.16
R. Weston	EVP: Australasia	0.76	0.11
E. Balarezo	EVP: Americas Region	1.08	0.16
A. Baku	EVP: West Africa	1.08	0.16
L.N. Samuel	EVP: People & Organisational Effectiveness	0.60	0.09
B.J. Mattison	EVP: Strategy Planning & Corporate Development	0.69	0.10
N.A. Chohan	EVP: Sustainable Development	0.29	0.04
T.L. Harmse	EVP: General Counsel	0.59	0.09
N.Muller	EVP: South Africa	0.40	0.06
A. Nagaser	EVP: Investor Relations & Corporate Affairs	0.21	0.03

		7.85	1.16

The Gold Fields Limited 2012 Share Plan Awards Vesting

At Gold Fields’ annual general meeting held on May 14, 2012, the shareholders approved the 2012 Plan, under which employees, including executive directors but excluding non-executive directors, were compensated. With the approval of the 2012 Plan, no further awards were made to participants under the 2005 Plan. The 2012 Plan was subsequently replaced with the Gold Fields Limited Long-term Cash Incentive Plan.

With respect to the provisions of the 2012 Plan, eligible employees were awarded conditional shares, or the Performance Shares, on March 1, 2012.

The Gold Fields Limited 2005 Share Plan

The 2005 Plan provided for two types of awards: performance vesting restricted shares, or PVRS, and performance allocated share appreciation rights, or SARS. All PVRS have previously settled. SARS have a three year vesting after being awarded a further three years before expiration. Remaining SARS are all currently under water.

According to the Performance Criteria set by the Remuneration Committee, the number of Performance Shares awarded was modified according to the Gold Fields share price performance, measured against seven other gold companies, namely AngloGold Ashanti, Goldcorp, Barrick, Harmony, Kinross, Newmont, and Newcrest. The share price performance was measured over the 36 month period from March 1, 2012 to February 11, 2015.

Gold Fields has been positioned within the upper quartile of the peer group, resulting in a settlement of 197.8% of the shares initially awarded.

The table below depicts the long-term share vesting percentages over the previous seven years in terms of the 2005 Plan and the 2012 Plan.

Long-Term Share vesting based on corporate performance conditions
2009	2010	2011	2012	2013	2014	2015	Average
	(%)
0	24	144	300	186	100	198	136

Executive Directors’ Terms of Employment

Nicholas J. Holland (Executive Director and Chief Executive Officer) and Paul A. Schmidt (Executive Director and Chief Financial Officer) are party to employment agreements with Gold Fields Ghana Holdings, Gold Fields Orogen, or Orogen, and Gold Fields Group Services (Pty) Limited, or GFGS.

The terms and conditions of employment for each executive director are substantially similar, except where otherwise indicated below. The annual gross remuneration packages, or GRP, payable to each of Mr. Holland and Mr. Schmidt for 2016 were determined by the Remuneration Committee and were as follows:

•	Nicholas J. Holland: R10,252,100 plus U.S.$390,000; and

•	Paul A. Schmidt: R6,478,000 plus U.S.$119,000.

The split between the three companies is determined by the amount of time spent by the executive directors with each company.

South African Contracts

Under the South African contracts, the employment of an executive director will continue until terminated upon (i) 24 or 12 months’ notice by either party for the CEO and CFO, respectively or (ii) retirement of the relevant executive director (currently provided for at age 63). The notice period for members of the Group Executive Committee is six months.

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

Should the Company require the Executive Director not to work the notice period (albeit Company or employee initiated), or any part thereof, the Executive Director shall be entitled to his GRP up to the last day of the notice period. In addition, the Executive Director shall be entitled to the following benefits:

•	To receive the annual performance bonus pro-rated up to the last day of the notice period based on the average percentage annual performance bonus received over the previous two years;

•	To exercise all share appreciation rights in terms of the 2005 Plan, which have vested prior to or on the last day of the notice period and will have 12 (twelve) months in which to do so;

•	To exercise all pro-rata performance shares and long-term cash incentive awards in terms of the 2012 Plan, the 2005 Plan and the Gold Fields Limited Cash Incentive Plan, which have settled prior to or on the last day of the notice period and will have 20 (twenty) days in which to do so; and

•	To be compensated for any business travel and cell phone reimbursement up to the last day worked.

The value of the GRP payable in terms of the South African contracts is to be allocated among the following benefits: (i) salary; (ii) compulsory retirement fund contribution; (iii) voluntary participation in a vehicle scheme; (iv) compulsory medical coverage; and (v) compulsory Group Personal Accident Policy coverage. Furthermore, the executive director will contribute a compulsory 1% of his GRP to the Unemployment Insurance Fund is subject to any legislated contribution maximum at the time.

The Offshore Contracts

Under the agreements with Gold Fields Ghana Holdings and Orogen, the executive director is paid offshore in the appropriate currency. The portion of the GRP paid relates to the amount of time spent performing duties offshore for the companies. No benefits accrue to each executive director in terms of the offshore contracts.

The employment of an executive director will continue until terminated (i) 24 or 12 months’ notice by either party for the CEO and CFO respectively, or (ii) retirement of the relevant executive director (currently provided for at age 63).

Other Remuneration

In addition to the gross guaranteed remuneration payable, each executive director is entitled, among other things, to the following benefits under their employment contracts:

•	Participation in the 2005 Plan, the 2012 Plan and the Long-term Cash Incentive Plan;

•	Consideration of an annual (financial year) incentive bonus based upon the fulfillment of certain targets set by the Board of Directors; and

•	An expense allowance.

As of January 1, 2016, the rules of the annual performance bonus for the CEO and CFO remained unchanged for 2016.

The employment contracts also provide that, in the event of the relevant executive director’s employment being terminated solely as a result of a “change of control” as defined below, such termination occurring within 12 months of the change of control, the director is entitled to:

•	Payment of an amount equal to two-and-a-half times GRP in the case of the CEO and two times GRP in the case of the CFO;

•	Payment of an amount equal to the average percentage of the incentive bonuses paid to the executive director during the previous two completed financial years;

•	Any other payments and/or benefits due under the contracts;

•	Payment of any annual incentive bonus he/she has earned during the financial year notwithstanding that the financial year is incomplete; and

•	Full vesting of all long-term incentive awards.

The employment contracts further provide that these payments cover any compensation or damages the executive director may have under any applicable employment legislation.

A change of control for the above is defined as the acquisition by a third-party or concert parties of 30% or more of Gold Fields’ ordinary shares.

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

Non-executive Director Fees

An independent advisor was commissioned to benchmark the non-executive directors’ fees to that of the South African and international markets.

On the basis of the independent advisor’s report, approval of a 7% increase to non-executive directors’ fees, effective June 1, 2016, will be sought. A further 13% increase will be proposed for non-executive directors residing outside of South Africa to offset the negative impact of the decline in the Rand against the U.S. dollar. In addition, effective June 1, 2016, it will be proposed that the non-resident non-executive directors be paid in U.S. dollars pegged at the exchange rate for the six month period ending December 31, 2015.

Furthermore, Richard Menell was appointed to the position of Deputy Chair in 2015 and his fee needs to be adjusted accordingly. The proposed fee is U.S.$132,256 (R1.8 million) which represents an overall increase of 25%. This takes into account his increased responsibility and includes the year-on-year inflationary increase.

The proposed non-executive director fees for fiscal 2016 are as follows:

	Current fees	Proposed fees for SA- resident directors for fiscal 2016	Proposed fees for non- SA-resident directors for fiscal 2016
	(Rand)		(U.S.$)(1)
Chair of the board (all-inclusive fee)	2,584,050	2,765,000	—
Deputy chair of the board (all-inclusive fee)	1,437,010	1,800,000	—
Chair of the Audit Committee	307,090	329,000	—
Chairs of the Capital Projects Control and Review Committee, Nominating and Governance Committee, Remuneration Committee, Risk Committee, Social and Ethics Committee and Safety and the Health and Sustainable Development Committee (excluding the chair of the board and the deputy chair of the board	189,390	203,000	16,700
Members of the Board (excluding the Chair and the Deputy Chair of the Board)	848,510	907,900	74,900
Members of the Audit Committee (excluding the chair of the audit committee and the deputy chair of the board)	159,430	170,000	14,100
Members of the Capital Projects Control and Review Committee, Nominating and Governance Committee, Remuneration Committee, Risk Committee, Social and Ethics Committee and Safety and the Health and Sustainable Development Committee (excluding the chairs of the relevant committees, chair of the board and the deputy chair of the board)	119,840	128,000	10,600

Note:

(1)	Converted to U.S. dollar fee by adjusting the fiscal 2015 fee by 7% for the normal inflationary increase and 13% for the depreciation of the Rand using the exchange rate for the six-month period ending December 31, 2015 of R13.61 per U.S.$1.00.

Employees

The gold mining industry, particularly in South Africa, is labor-intensive. The total number of employees, excluding employees of outside contractors who are not on Gold Fields’ payroll, as of the end of the last three fiscal years at each of the operations owned by Gold Fields as of those dates was:

	As of(1)(2)(3)
	December 31, 2013		December 31, 2014		December 31, 2015
South Africa
South Deep	4,100	(4)	3,500	(4)	3,700	(4)
Ghana
Tarkwa	2,900	(4)	2,500	(4)	2,500	(4)
Damang	1,100	(4)	900	(4)	900	(4)
Australia
St. Ives	680	(5)	520		470
Agnew/Lawlers	310	(5)	300		290	(5)
Darlot(6)	220	(5)	220	(5)	210	(5)
Granny Smith(6)	380	(5)	420	(5)	460	(5)
Perth	100	(5)	110	(5)	120	(5)
Peru
Cerro Corona	360	(5)	450	(5)	380	(5)
Corporate	100	(5)	80	(5)	90	(5)

Total	10,200		9,000		9,100

Notes:

(1)	The employee numbers presented do not include contractors who are not on the payroll. As at December 31, 2015, Gold Fields employed approximately 7,798 outside contractors divided among its operations as follows: South Deep: 2,138; Tarkwa: 1,955; Damang: 1,379; St. Ives: 311; Agnew/Lawlers: 276; Darlot: 69; Perth: 1; and Cerro Corona: 1,669.
(2)	In previous years, employee figures for the GIP division were reported separately. During fiscal 2013, Gold Fields decided to disband the GIP division. As part of this restructuring, most GIP employees received involuntary or voluntary separation packages or were reallocated to the existing regional structures.
(3)	Table may not sum due to rounding.
(4)	Rounded to the nearest hundred.
(5)	Rounded to the nearest ten.
(6)	Acquired by Gold Fields on October 1, 2013.

Labor Relations

South Africa

Approximately 93% of the labor force at Gold Fields’ South African operations is unionized, with the major portion of its South African workforce being members of the NUM and the other recognized union being UASA. Gold Fields attempts to balance union demands with the need to contain and reduce all-in costs in order to ensure the long-term viability of its operations. For the Group’s South Africa operations, labor costs constituted approximately 46% of operating costs excluding amortization and depreciation.

There were no labor-related work stoppages at South Deep in fiscal 2015. Gold Fields continues to promote health and safety in South Africa as part of a comprehensive effort to improve mine safety. In fiscal 2015, there have been two work stoppages to address safety issues.

Wage Agreements

In total, labor costs in South Africa increased from 43% in fiscal 2014 to 46% of operating costs in fiscal 2015. The increase was primarily due to changes in the employee profile, a three year wage agreement and incentives to align to the new business objectives.

On April 10, 2015, the Group signed a three year wage and other conditions of employment agreement with the NUM and UASA, the registered trade unions at South Deep. The agreement resulted in average annual wage increases of 10% over the three year period of the deal. The first increase took effect on April 1, 2015. In addition, the agreement varies depending on the employee category and goes beyond wage increases to provide employees with a range of benefits, including:

•	A scarce skills allowance of R4,000 per month in the first year, escalating by R500 per annum over the next two years, for certain artisans and machine operators;

•

A retention allowance of R1,000 per month for other machine operators and artisans in the plant, backfill, shafts as well as tramming and recovery areas, for each of the three years covered by the agreement;

•

An increase of 20.96%, 14.29% and 12.5%, respectively in each of the three years, for Category 4-8 (A and B Band or entry level employees) and an increase of 8% in fiscal 2015, 8% in fiscal 2016 and 9% in fiscal 2017 for miners, artisans and officials; and

•	A housing allowance to replace the current living out allowance over the three year period.

Ghana

In total, labor costs in Ghana increased from 21% in fiscal 2014 to 22% in fiscal 2015. Of the Ghanaian employees at Tarkwa, Damang and the Accra office, the majority are members of the GMWU, whose employment is governed by a collective bargaining agreement originally concluded in 1996 and revised in 2000, 2003, 2004, 2006 and 2010. A two year wage agreement signed in 2013 ended on December 31, 2014. In January 2016, a wage deal was reached with the GMWU for fiscal 2015. Under the agreement, employees receive a 5% increase on basic pay for all union categories; a one off payment of 1000 Ghanaian Cedi’s for employees to invest in development and a rental allowance increase from 25% to 30% of salary for fiscal 2016 for employees who are not in mine accommodation.

In order to reduce AIC in West Africa, management is focusing on restructuring the Damang operations in line with the business plan.

In the context of the restructuring at Tarkwa and Damang, wage inflation, as well as energy prices and heavier government imposts, remain an ongoing concern in Ghana.

Australia

In total, labor costs in Australia increased from 25% in fiscal 2014 to 26% in fiscal 2015. In Western Australia, where Gold Fields’ Australian operations are located, labor is now primarily regulated by the Fair Work Act (2009), or the Fair Work Act, which came into effect on July 1, 2009 and the associated federal industrial relations regulations and minimum National Employment Standards.

With the exception of a range of state statutes limited to health and safety, long-service leave, discrimination and workers’ compensation, Gold Fields and its employees are not subject to state industrial or employment laws.

The commencement of the Fair Work Act means that unions may potentially have an increased role in negotiating collective agreements for pay and working conditions which may lead to an increased union presence in Western Australia’s mining industry, including at Gold Fields’ mining operations in Australia.

In April 2015, in order to manage labor risks, Gold Fields implemented a four year Companies Enterprise Agreement, or the Gold Fields Companies Enterprise Agreement, with employee representatives and representatives of a union which has been endorsed by the Fair Work Commission and provide standardized conditions of employment across Gold Fields’ mining operations in Australia for all of its employees including minimum ‘safety net’ rates of pay, work hours, redundancy provisions, discretionary market-based annual wage reviews and general ‘best practice’ employer and employee obligations, such as a dispute settlement procedure that includes an internal ‘up the line’ escalation process as well as provision (by mutual agreement) for external arbitration and provides that during the four year term of this agreement protected industrial actions such as strikes and bans will be regarded as ‘illegal’.

Peru

Prior to 2011, the employees at Cerro Corona were not unionized and had no collective bargaining agreement. However, Peruvian labor regulations provide that a collective negotiation process may be commenced by a union or by workers’ representatives elected by the majority thereof.

In June 2011, operational employees at Cerro Corona formed a labor union and negotiated a five year collective bargaining agreement with the Group. Currently 13% of Peruvian employees are unionized. This agreement provides for a S/. 200 annual wage increase, which is equivalent to a 6% annual wage increase for this group of employees. In addition, eligible employees are entitled to a special bonus payment, education expenses and other benefits.

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

Employee Share Option Scheme

With respect to Gold Fields’ South African operations, an ESOP in respect of an effective 10.75% stake in GFIMSA was registered on December 1, 2010. The ESOP is housed and administered through the Thusano Share Trust. The effective holding in GFIMSA was equivalent to about 13.5 million unencumbered Gold Fields shares with full voting rights, which were issued to and held by the trust at par value of R0.50 which represented a 99.5% discount to the 30 days volume-weighted average price at July 30, 2010. This represents approximately 1.75% of the current Gold Fields shares in issue. See “Additional Information—Material Contracts—Additional Black Economic Empowerment Transactions”.

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

Gold Fields continues to review the performance of its human resource development, which seeks to identify further opportunities to improve the training and development initiatives. This new focus has resulted in changes in the approach of human resource development, with a conscious departure from the traditional training-only approach, towards a holistic talent and change management approach. Gold Fields believes that this approach will facilitate the cultural and behavioral changes required for the organization to achieve its Safe

Production performance objectives. This includes the roll-out of the Gold Fields Foundational program which all employees are required to complete across the Group, and which provides a foundation of company knowledge, key business concepts and company strategy.

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

Gold Fields strives for ‘zero harm’ at all of its operations, and to minimize occupational health and safety hazards. All of the Group’s operations are now certified to the OHSAS 18001 international health and safety management standard. This follows the certification of Granny Smith and Darlot in fiscal 2015, both of which were acquired from Barrick in October 2013. The Lawlers mine, also acquired from Barrick, was certified through its merger with Agnew. In addition, all of the Group’s operations are now fully compliant with the requirements of the International Cyanide Management Code.

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

Safety

Overview

In fiscal 2015, Gold Fields continued to focus on implementing its Group Safety Reporting Guideline, which is based on International Council on Mining and Metals, or ICMM, guidelines. Gold Fields’ South African operation also takes into account the safety targets set by the MHSC in November 2014 of a 20% reduction in serious injuries per year by December 2015, 20% reduction in lost time injuries from January 2017 and zero fatalities by December 2020.

Since fiscal 2013, Gold Fields has aligned its health and safety metrics with those of the ICMM, headed by the TRIFR. Gold Fields peer companies tend to use the TRIFR metric, which assists benchmarking of Group performance against the wider sector.

During fiscal 2015, the Group’s overall TRIFR improved by approximately 16.0%, to 3.40 per million man hours worked, compared to 4.04 per million man hours worked in fiscal 2014. This reflected:

•	An improved safety performance at South Deep;

•	A continued improved safety performance at the Australian operations, with the exception of the Granny Smith mine, following the entrenchment of a behavioral-based health and safety strategy; and

•	A deterioration in the TRIFR at Cerro Corona as well as the Ghanaian mines.

Details around specific regional safety initiatives implemented at the Group’s operations in fiscal 2015 are set out below:

South Africa

In fiscal 2015, two employees at South Deep were tragically killed in workplace accidents. These deaths related to an injury at a station tip and a tramming accident. In addition, a security contractor was killed in a shooting during an attempted robbery. Following the two workplace accidents, the DMR imposed a moratorium on all mine-related activities via a “Section 54 notice”, effectively bringing production to a halt for 11 days following the two mine accidents. In April, the DMR also imposed a Section 54 notice for seven days following a serious accident.

Gold Fields remains committed to eradicating residual safety risks at South Deep by instituting further safety management initiatives. In fiscal 2015, these included:

•	Proper start-up procedures through workplace assessments and employee’s medical screening;

•	Increased visibility underground through multi-discipline audits and management presence;

•	The launch of a number of safety enablers, such as competitions and recognition awards;

•	A weekly safety meeting at which all incidents are discussed and analyzed;

•	A compliance system checklist that ensures work is stopped if a workplace is not fully compliant with safety standards; and

•	The inclusion of leading and lagging indicators in the analysis of the safety component of the bonus. Achievement of safety targets accounts for 30% of the total bonus paid to teams.

In addition, the mine continued to carry out regular substance testing for alcohol and cannabis over the course of fiscal 2015. A total of 6,123 employees and contractors were tested for the use of cannabis, with 53, or 1% of the total, of those tested found to be positive. A total of 51,319 alcohol tests were carried out among employees and contractors, of which 47 yielded positive results. The positive cases were referred to Gold Fields Employee Assistance Program, or EAP, where first offenders received counseling and other assistance to stop substance use. Repeat offenders were dismissed due to the potential safety risks they posed to the workplace.

In fiscal 2015, South Deep’s TRIFR improved by 37% to 2.91 per million man hours worked, compared to 4.65 per million man hours worked in fiscal 2014.

West Africa

In fiscal 2015, one employee at Tarkwa was tragically killed in a workplace accident, the first at the West Africa operations in four years. This death was related to a trucking accident.

Several interventions are being considered to prevent a re-occurrence of the accident, which occurred when a truck struck a spotter. The mine is looking at a number of ways of eliminating the human interface with machinery, wherever possible, and investigations have also begun into the use of other spotting systems for trucks.

In fiscal 2015, there was a deterioration in the overall safety performance of the region, with the TRIFR rate rising to 1.02 from 0.75 in fiscal 2014 and total recordable injuries rising to 21, from 15 in fiscal 2014.

A key part of the safety strategy is a zero tolerance approach to drug and alcohol usage. As part of the mines’ zero tolerance approach almost 126,664 sobriety tests were conducted during fiscal 2015 and 30 employees and contractors, who were found to be over the limit, discharged immediately. The zero tolerance approach is supported by free counselling and educational sessions on drug and alcohol abuse.

Behavioral-based safety programs are being intensified to arrest the weaker safety record at both mines and more regular meetings between senior management and their teams on safety are now taking place. A majority of safety-related incidents involve contractors on site and greater pressure is being exerted on contractor managements to ensure effective supervision and implementation of safety standards.

Australasia

For fiscal 2015, the TRIFR for the Australasia region improved by 4.5% over fiscal 2014 and the number of recordable injuries fell from 97 to 92. The St. Ives, Agnew and Darlot mines recorded continued improvement in their safety performance but at Granny Smith the TRIFR deteriorated from its fiscal 2014 base during fiscal 2015.

The high TRIFR trend at Granny Smith was predominately related to incidents underground. Efforts to address the trend are focused around a revitalization of the Vital Behaviors program (described below), specifically in the underground areas, providing coaching and mentoring for supervisors and managers and a return to the required levels of discipline on safety protocols and systems.

During fiscal 2015, the Group implemented a safety strategy around best practice tools, programs and processes at its Australasia operations. It also focused on achieving OHSAS 18001 international health and safety certification at its Yilgarn South Assets, which were acquired from Barrick in October 2013. This resulted in the successful certification of both Granny Smith and Darlot to OHSAS 18001. Lawlers was certified in the fourth quarter of fiscal 2014 under Agnew’s certification.

The Group also implemented an innovative behavior-based safety program at its Australasia Operations called ‘Vital Behaviors’, involving all employees and contractors. Vital Behaviors engages the workforce through participatory workshops aimed at promoting safe workplace behavior. Participants share experiences (on a confidential basis), while analyzing and reflecting on past instances of their non-compliance with health and safety policies. In parallel with this process, the Group also rolled out a ‘Visible Felt Leadership’ program in fiscal 2014. This involved training senior managers to engage with their teams on safety issues. The program has achieved an overall reduction in total recordable injuries of around 30% over the period of fiscal 2013 to fiscal 2015.

Management believes that the implementation of these two strategies has played a role in the improvement of safety performance at the Group’s Australasia operations in fiscal 2015, with the TRIFR decreasing to 16.27 per million man-hours from 17.04 per million man hours worked in fiscal 2014. The relatively high TRIFR for Australasia is partly due to a higher number of RWI being reported relative to other regional operations. This reflects more conservative injury classifications being employed by local medical practitioners, who are concerned about the possibility of injury severity escalations.

A risk assessment undertaken on all recordable injuries since fiscal 2012 indicates that the risk of incidences that result in recordable injuries is steadily declining with no high risk events having occurred since the implementation of Vital Behaviors in fiscal 2014 and fiscal 2015.

However, a re-vitalization of the Vital Behaviors program and safety discipline will be instituted in fiscal 2016 to reinforce safety culture and standards at our mines. A particular focus will be new employees and contractors, who are generally at greater risk of injury.

The Americas

The TRIFR at Cerro Corona increased from 0.38 per million man hours worked in fiscal 2014 to 1.09 per million man hours worked in fiscal 2015, largely the result of an increase in total recordable injuries from two to seven during the year.

While a number of audits were performed on the mine’s safety management system, with no major findings reported, the mine has intensified a safety campaign that commits each employees to zero accidents. The campaign contains 10 relevant safety rules that every employee and contractor has to sign up to.

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

There have been significant improvements in occupational health and wellness rates throughout the Group during fiscal 2015. The number of occupational health cases submitted for compensation by the Group was as follows:

•	six cases of NIHL (compared to 13 in fiscal 2014); and

•	nine cases of silicosis (compared to 15 in fiscal 2014).

In fiscal 2015, 36 new cases of cardiorespiratory tuberculosis, or CRTB, were recorded, compared with 49 in fiscal 2014.

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

Noise

Gold Fields remains committed to further reducing noise levels at South Deep. New targets have been set by the MHSC which require that noise-induced hearing loss be eliminated; total noise emitted by all mining equipment should not exceed 107 dB(A) by 2025; and that all employees’ Standard Threshold Shift should not exceed 25 dB from the baseline when averaged at 2000, 3000 and 4000 Hz in one or both ears by December 2016. During fiscal 2015, Gold Fields’ South Deep mine achieved a significant 55% improvement in the NIHL rate to 0.68 per 1,000 employees and in the number of NIHL cases submitted from eight in fiscal 2014 to four in fiscal 2015.

To further reduce employee exposure to noise levels exceeding the statutory requirements of 85 dB(A) over an eight-hour shift, the mine piloted new molded hearing protection devices in fiscal 2015. These are custom-fitted for each employee’s ear and were distributed to all 500 identified high-risk employees. It should be noted

that the measurement of exposure levels above 85 dBA do not take into account the protection afforded by hearing protection devices, which are issued to all employees working in high exposure areas. Although personal noise exposure measurements were on the decline in fiscal 2015, approximately 72% of such measurements were above 85dB(A).

South Deep continues to implement a range of medical, educational and engineering methods to improve its performance. These include:

•	Thorough examinations during pre-employment and periodic medical examinations;

•	Early diagnosis and management of treatable medical diseases;

•	Counseling on NIHL;

•	Silencing of underground fans and pumps;

•	Application of noise management measures to the underground mining fleet; and

•	Distribution of molded hearing protection devices to high-risk employees.

At the Australian operations, a comprehensive NIHL strategy was rolled out during fiscal 2015 to ensure that the management of noise is standardized within the region. This strategy, which remains a key priority, is intended to optimize current practices and maintain personal noise exposures below 85 dB(A) for the duration of a shift. The strategy centers around four pillars:

•	Adopting a risk based approach;

•	Implementing of controls and engineering solutions to reduce exposures;

•	Enforcing the correct use of appropriate personal protective equipment; and

•	On-going monitoring to assess the efficacy of our controls.

A number of audiometric tests at the Australian operations showed that the strategy is showing early success. There were no reportable NIHL cases in the region and at St. Ives, where audiometric testing was completed for 127 workers exposed to above 95 dB(A) in the underground and open pit operations, none reported positive for NIHL. Furthermore, only nine vehicles and machinery equipment across the four operations recorded noise level above 110 db(A) in fiscal 2015. Operators of this equipment have appropriate hearing protection to keep noise levels below 85 db(A).

In West Africa during fiscal 2015, the number of NIHL cases reported fell to two from five in fiscal 2014, but personal noise samples taken at Tarkwa and Damang mines regularly reveal high percentages above the internal standard of 85 db(A). The mandatory use of hearing protection devices (ear plugs and ear muffs) is strictly enforced in these areas to ensure that employees are not exposed, while engineering controls to reduce noise levels have been implemented where applicable. All employees exposed to noise above 85dB(A) are trained on hearing conservation measures.

Controlling equipment cabin noise is another focus of the Ghanaian operation as a relatively small percentage of machines assessed during fiscal 2015 exceed the internal benchmark of 83 dB(A). Continuous monitoring of the operator cabins a number of in-pit machines such as drill rigs, excavators, track dozers, dump trucks, graders, loaders and water carts was undertaken during the year. Engineering controls, such as sound proof seals, are making an impact and their implementation is ongoing.

Silica dust exposure

South Deep continued to implement improved dust control measures, in accordance with the new MHSC milestones. In fiscal 2015, the MHSC tightened the occupational exposure limit for underground mineworkers from 0.1mg/m³ to 0.05mg/m³. In the fourth quarter of fiscal 2015, 23% of personal silica dust samples at South Deep exceeded this level. While this level was an improvement from levels measured in the first quarter of fiscal 2015 (38%), South Deep is intensifying efforts to reduce silica dust exposure through a range of measures including:

•	Real-time dust monitoring;

•	The fitting of water mist sprays at dust sources;

•	Dust management controls on footwalls and internal tips; and

•	Installation of manually controlled water blasts in all working areas.

During fiscal 2015, the silicosis rate per 1,000 employees improved by 42% to 1.54 from 2.67 in fiscal 2014 with the number of silicosis cases submitted to the relevant health authorities falling from 14 to nine. Similarly, the cardiorespiratory tuberculosis, or CRTB, rate improved by 33% in fiscal 2015 to 6.16 per 1,000 employees and the number of CRTB cases submitted fell to 36 in fiscal 2015 from 48 in fiscal 2014.

In November 2014, Gold Fields, Sibanye Gold, Anglo American South Africa, AngloGold Ashanti and Harmony formed an industry working group to address legacy issues relating to compensation and medical care for occupational lung disease in the gold mining industry in South Africa. The companies have had extensive engagements with a wide range of stakeholders during fiscal 2015. See “Information on the Company—Legal Proceedings and Investigations—Silicosis”. The companies believe that fairness and sustainability are necessary to any comprehensive solution and are working together with these stakeholders to design and implement a comprehensive solution that is both fair to past, present and future gold mining employees and also sustainable for the sector.

The companies are among respondent companies in a number of lawsuits related to occupational lung disease. The five companies do not believe that they are liable in respect of the claims brought, and they are defending these.

They are simultaneously engaging with governments, trade unions, present and former employees as well as the claimants and their representatives to seek a solution to this South African mining industry legacy issue. The companies have been working for many years to try to eliminate the incidence of occupational lung disease at their mines. These efforts continue.

Silica dust exposure has a limited impact at our open-pit operations in Ghana, Australia and Peru, where appropriate personal protective equipment and engineering solutions limit exposure to well below regulated limits.

Diesel particulate matter

Gold Fields undertakes regular monitoring and analysis of the concentration of diesel particulate matter at all of its operations. This issue is particularly material at Gold Fields’ underground mines in Australia and South Africa, due to the potential concentration of particulates in specific working areas.

Although there are no regulatory limits, in fiscal 2014, the Group’s Australasia Region implemented a strategy designed to reduce exposure to diesel particulate matter, or DPM, with a focus on fitting filters to equipment, refining maintenance schedules, ensuring the correct levels of ventilation and providing appropriate procedural controls. Sampling programs during fiscal 2015 have indicated a decline in levels of DPM underground to a point where only 1% (compared to 2% in fiscal 2014) of samples have exceeded the internal target of 70 micrograms per cubic meter. This is in line with targets recommended by the Australian Institute for Occupational Hygienists. Furthermore, a two year study on DPM exposure on drill-rig operators at Granny

Smith, showed a reduction in exposures that were attributed to diesel particulate filters, ventilation management and operator education.

In South Africa, the DMR has developed a draft regulatory framework to establish a DPM OEL. This proposal, published in February 2014, recommends a four year ‘step-in-approach’ starting at 350 micrograms per cubic meter in 2015 and systematically decreasing to 160 micrograms per cubic meter by January 2018. Gold Fields has introduced a range of measures to improve monitoring and bring down the DPM exposure levels underground. These include the acquisition of vehicles and machines with more advanced engine technology as well as a new fuel supply contract (started in the third quarter of fiscal 2014) through which South Deep now receives only ultra-low sulphur content diesel. The 350ug/m3 DPM OEL recorded was exceeded in 1.7% of samples in fiscal 2015 compared with 4.5% in fiscal 2014 and 19.1% in fiscal 2011. The 2018 160ug/m3 OEM was exceeded in 11.2% of samples in fiscal 2015 compared with 25.8% in fiscal 2014 and 60.6% in fiscal 2011. South Deep is looking at accelerating the research into the fitting of diesel particulate filters to achieve further reductions.

Radiation

Underground mining, including that which is carried out at South Deep, has the potential to expose workers to latent radiation. South Africa’s ‘National Nuclear Regulator’ Act stipulates that the maximum permissible personal exposure from ionizing radiation is 100 mSV in aggregate per five consecutive years, and may not exceed 50 mSV in a single year over a five year period. Occupational monitoring at South Deep showed that the annual exposure limit of 50 mSV was not exceeded at any point during fiscal 2015 and that average exposures were between 3,014 mSV in fiscal 2010 and 4,849 mSV in fiscal 2015 and the highest level of 6,102 mSV recorded in fiscal 2012.

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

Gold Fields’ workforce in South Africa faces a particular risk of exposure to HIV/AIDS, given that an estimated 19.1% of adults in South Africa aged 15 to 49 live with the disease, according to data from the United Nations. Gold Fields is committed to lowering the HIV/AIDS prevalence rate at its operations in South Africa, where 69 employees tested positive in fiscal 2015 compared with 54 in fiscal 2014. The Group’s integrated strategy for HIV/AIDS, sexually transmitted infections and tuberculosis at its South Africa operations, or HAST Strategy, directly addresses interactions between these diseases. The HAST Strategy is based on four key pillars:

•	Promotion: This includes regular publicity campaigns and condom distribution at all workplaces;

•	Prevention: VCT is provided to all employees, contractors, their partners and family members on a confidential basis. In fiscal 2015 the Region’s VCT participation rate was approximately 17%;

•

Treatment: Free Highly Active Anti-Retroviral Treatment, or HAART, is provided to HIV-infected employees through onsite clinics staffed with doctors. In fiscal 2015, 50 employees at Gold Fields’ South Africa operations joined the HAART program, compared with 58 in fiscal 2014. This takes the total number of active participants to 296, compared to 262 in fiscal 2014. Employees’ dependents are also eligible to receive HAART via the Group’s medical aid schemes; and

•	Support: This includes doctor-based primary healthcare, psychological counselling and social services for all employees and contractors.

In addition, South Deep supports a number of community-based HIV/AIDS projects, in recognition of the potentially close relationship that HIV/AIDS in the workplace can have with local communities.

Gold Fields’ workforce also faces exposure to HIV/AIDS in Ghana, where approximately 1.3% of adults aged 15 to 49 live with the disease, according to data from the United Nations. All of Gold Fields’ employees and contractors have access to a confidential VCT program which employees receive free of charge. Individuals who test positive for HIV are provided with treatment in line with the Government’s national HIV treatment program, which supplies drugs free of charge. Gold Fields also implements community-based HIV/AIDS programs in Ghana, including public education (via radio and trained community health educators) and condom distribution.

Malaria

The workforce at Gold Fields’ West Africa operations faces a high risk of exposure to malaria. Furthermore, Gold Fields’ West Africa operations are in an area of elevated malaria exposure (according to the Malaria Atlas Project). During fiscal 2015, there were 523 workplace malaria cases that tested positive at Gold Fields’ operations in West Africa (2014: 681), none of which proved to be fatal.

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

TRIFR, Fatalities and Fatal Injury Frequency Rate

In fiscal 2015, Gold Fields continued to focus on implementing its Group Safety Reporting Guideline, which is based on International Council on Mining and Metals, or ICMM, guidelines. Since fiscal 2013, Gold Fields has aligned its health and safety metrics with those of the ICMM, headed by the TRIFR. As Gold Fields’ peer companies tend to use the TRIFR metric, this alignment assists with benchmarking of Group performance against the wider sector.

The following tables set out the TRIFR data for Gold Fields’ mining operations for the last two calendar years. The tables also provide the number of fatalities and fatal injury frequency rate data for Gold Fields’ South African, West African, Australian and Americas operations.

South Africa

Note:

(1)	The two fatalities listed were workplace accidents. A third fatality was a member of the protection services team at South Deep who was shot during a robbery at the mine.

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

As of December 31, 2015, the issued share capital of Gold Fields consisted of 778,134,626 ordinary shares.

A list of the individuals and organizations holding, to the knowledge of management, directly or indirectly, 5% or more of its issued share capital as of February 26, 2016 is set forth below.

Beneficial owner	Ordinary shares	Percentage
Public Investment Corporation Limited	62,929,636	8.09%
Allan Gray	60,717,173	7.80%
Van Eck Global	52,303,774	6.72%
BlackRock Investment Management	51,845,345	6.66%
Dimensional Fund Advisors	42,390,010	5.45%

To the knowledge of management, none of the above shareholders hold voting rights which are different from those held by Gold Fields’ other shareholders.

The table below shows the significant changes in the percentage of ownership by Gold Fields’ major shareholders, to the knowledge of Gold Fields’ management, during the past three fiscal years.

	Beneficial ownership as of
	December 31, 2013	December 31, 2014	December 31, 2015
	(%)
Beneficial owner
Public Investment Corporation Limited	8.14	8.97	8.09
Allan Gray	2.20	6.21	4.01
Van Eck Global	5.56	6.32	6.62
BlackRock Investment Management	2.40	4.76	3.07

Related Party Transactions

None of the directors, officers or major shareholders of Gold Fields or, to the knowledge of Gold Fields’ management, their families, had any interest, direct or indirect, in any transaction during the last three fiscal years or in any proposed transaction which has affected or will materially affect Gold Fields or its investment interests or subsidiaries.

ITEM 8: FINANCIAL INFORMATION

Reference is made to Item 18 for a list of all financial statements filed as part of this annual report. For information on legal proceedings, please refer to “Information on the Company—Legal Proceedings and Investigations”.

Dividends and Dividend Policy

The following table sets forth the dividends announced and paid per share in respect of Gold Fields’ ordinary shares for the periods indicated:

	Year ended
	June 30, 2009		June 30, 2010		December 31, 2010		December 31, 2011		December 31, 2012		December 31, 2013		December 31, 2014		December 31, 2015
	($)	(Rand)	($)	(Rand)	($)	(Rand)	($)	(Rand)	($)	(Rand)	($)	(Rand)	($)	(Rand)	($)	(Rand)
Prior year’s final dividend	0.16	1.20	0.10	0.80	0.10	0.70	0.10	0.70	0.30	2.30	0.08	0.75	0.02	0.22	0.02	0.20
Interim dividend	0.03	0.30	0.07	0.50	—	—	0.14	1.00	0.20	1.60	—	—	0.02	0.20	0.00	0.04

Total dividend	0.19	1.50	0.17	1.30	0.10	0.70	0.24	1.70	0.50	3.90	0.08	0.75	0.04	0.42	0.02	0.24

Note:

(1)	A final dividend of R0.21 per share was announced on February 18, 2016 and paid on March 14, 2016.

Gold Fields’ dividend policy is to pay a dividend of between 25% and 35% of normalized earnings.

Significant Changes

Please refer to “Operating and Financial Review and Prospects—Recent Developments”.

ITEM 9: THE OFFER AND LISTING

Listing Details

As of December 31, 2015, the principal non-United States trading market for the ordinary shares of Gold Fields is the JSE on which they trade under the symbol “GFI”. The ordinary shares of Gold Fields are also listed on the SWX Swiss Exchange. Gold Fields’ International Depositary Shares are listed on Euronext Brussels. As of December 31, 2015, 14,106 record holders of Gold Fields’ ordinary shares, holding an aggregate of 210,047,882 ordinary shares (26.99%), were listed as having addresses in South Africa. As of December 31, 2015, 447 record holders of Gold Fields’ ordinary shares, holding an aggregate of 431,417,642 ordinary shares (55.44%), were listed as having addresses in the United States.

Gold Fields’ ADSs currently trade in the United States on the NYSE under the symbol “GFI”. ADRs representing the ADSs are issued by The Bank of New York Mellon, as Depositary. Each ADS represents one ordinary share. Gold Fields’ ADRs are also listed on the NASDAQ Dubai.

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

The following table sets out ordinary share trading information on a yearly basis for the last five fiscal years, as reported by I-Net Bridge, a South African financial information service:

Year ended	Ordinary share price		Average daily trading volume
	High	Low
	(Rand per ordinary share)		(number of ordinary shares)
December 31, 2011	143.00	95.60	2,172,942
December 31, 2012	131.31	96.00	2,304,320
December 31, 2013	109.85	31.40	3,524,334
December 31, 2014	53.09	32.35	2,211,070
December 31, 2015	67.45	31.00	2,337,302
through April 6, 2016	69.50	43.50	3,438,054

The following table sets out ordinary share trading information on a quarterly basis for the periods indicated, as reported by I-Net Bridge:

Quarter ended	Ordinary share price		Average daily trading volume
	High	Low
	(Rand per ordinary share)		(number of ordinary shares)
March 31, 2014	45.95	32.35	3,083,403
June 30, 2014	44.85	36.90	1,960,297
September 30, 2014	51.44	39.81	2,296,969
December 31, 2014	53.09	35.99	2,260,043
March 31, 2015	67.45	52.20	2,409,328
June 30, 2015	54.45	37.64	2,147,905
September 30, 2015	47.40	31.41	2,504,830
December 31, 2015	45.24	31.00	2,276,433
March 31, 2016	69.50	43.50	3,438,054

The following table sets out ordinary share trading information on a monthly basis for each of the last six months, as reported by I-Net Bridge:

Month ended	Ordinary share price		Average daily trading volume
	High	Low
	(Rand per ordinary share)		(number of ordinary shares)
October 31, 2015	41.30	36.02	2,368,474
November 30, 2015	37.70	31.00	2,457,353
December 31, 2015	45.24	35.57	1,999,088
January 31, 2016	58.60	43.50	2,758,507
February 29, 2016	69.50	55.73	3,657,509
March 31, 2016	67.40	55.70	3,898,397

On April 6, 2016, the closing price of the ordinary shares on the JSE was 58.31.

New York Stock Exchange Trading History

The tables below show the high and low closing prices in U.S. dollars and the average daily volume of trading activity on the NYSE for the last five fiscal years.

The following table sets out ADS trading information on a yearly basis for the last five fiscal years, as reported by Bloomberg:

Year ended	ADS price		Average daily trading volume
	High	Low
	($ per ADS)		(number of ADSs)
December 31, 2011	18.55	13.80	4,007,009
December 31, 2012	16.92	11.32	3,994,433
December 31, 2013	12.49	3.02	5,566,292
December 31, 2014	4.84	3.00	4,970,039
December 31, 2015	5.97	2.08	5,214,476
through April 6, 2016	4.56	2.86	7,257,930

The following table sets out ADS trading information on a quarterly basis for the periods indicated, as reported by Bloomberg:

Quarter ended	ADS price		Average daily trading volume
	High	Low
	($ per ADS)		(number of ADSs)
March 31, 2014	4.36	3.00	5,916,167
June 30, 2014	4.32	3.47	3,062,742
September 30, 2014	4.84	3.62	5,025,206
December 31, 2014	4.55	3.15	5,844,217
March 31, 2015	5.97	3.66	5,642,608
June 30, 2015	4.62	3.07	4,109,483
September 30, 2015	3.55	2.42	5,520,601
December 31, 2015	3.08	2.08	5,588,013
March 31, 2016	4.56	2.86	7,257,014

The following table sets out ADS trading information on a monthly basis for each of the last six months, as reported by Bloomberg:

Month ended	ADS price		Average daily trading volume
	High	Low
	($ per ADS)		(number of ADSs)
October 31, 2015	3.08	2.53	7,532,779
November 30, 2015	2.66	2.08	4,020,881
December 31, 2015	2.93	2.41	5,067,913
January 31, 2016	3.53	2.77	5,395,406
February 29, 2016	4.56	3.51	7,733,330
March 31, 2016	4.30	3.53	8,246,692

On April 6, 2016, the closing price of Gold Fields’ ADSs quoted on the NYSE was U.S.$3.80.

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

U.S.$1 billion Notes Issue

See “Operating and Financial Review and Prospects—Credit Facilities and Other Capital Resources—U.S.$1 billion Notes Issue”.

U.S.$200 million revolving senior secured credit facility

See “Operating and Financial Review and Prospects—Credit Facilities and Other Capital Resources— U.S.$200 million revolving senior secured credit facility”.

U.S.$70 million Senior Secured Revolving Credit Facility

See “Operating and Financial Review and Prospects—Credit Facilities and Other Capital Resources—U.S.$70 million Senior Secured Revolving Credit Facility”.

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

In fiscal 2015, BNYM paid U.S.$0.95 million to Gold Fields as reimbursement for costs incurred over the year in connection with the ADR program.

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

Income Tax and Capital Gains Tax

Non-resident holders of ordinary shares or ADSs will not be subject to income or capital gains tax in South Africa, with respect to the disposal of those ordinary shares or ADSs, on the basis that 80% or more of the market value of the Shares do not relate to immovable property held in South Africa, unless the non-resident carried on business through a permanent establishment in South Africa, and the profits are realized in the ordinary course of that business.

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

U.S. Federal Income Tax Considerations

The following discussion summarizes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of ordinary shares and ADSs by a U.S. Holder. As used herein, the term “U.S. Holder” means a beneficial owner of ordinary shares or ADSs that is for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States or any state within the United States or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax without regard to its source; or

•

a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or the trust has validly elected to be treated as a domestic trust for U.S. federal income tax purposes.

This summary only applies to U.S. Holders that hold ordinary shares or ADSs as capital assets. This summary is based upon:

•	the current federal income tax laws of the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, and existing and proposed regulations thereunder;

•	current U.S. Internal Revenue Service practice and applicable U.S. court decisions; and

•	the income tax treaty between the United States and South Africa all as of the date hereof and all subject to change at any time, possibly with retroactive effect.

This summary assumes that the obligations of the Depositary under the Deposit Agreement and any related agreements will be performed in accordance with their terms.

This summary is of a general nature and does not address all U.S. federal income tax consequences that may be relevant to you in light of your particular situation (including consequences under the alternative minimum tax or the net investment income tax), and does not address state, local, non-U.S. or other tax laws (such as estate and gift tax laws). For example, this summary does not apply to:

•	investors that own (directly, indirectly or by attribution) 5% or more of Gold Fields’ stock by vote or value;

•	financial institutions;

•	insurance companies;

•	individual retirement accounts and other tax-deferred accounts;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	investors that hold ordinary shares or ADSs as part of straddles, hedging transactions or conversion transactions for U.S. federal income tax purposes;

•	investors whose functional currency is not the U.S. dollar;

•	persons that have ceased to be U.S. citizens or lawful permanent residents of the United States;

•	investors holding the ordinary shares or ADSs in connection with a trade or business conducted outside the United States; and

•	U.S. citizens or lawful permanent residents living abroad.

The U.S. federal income tax treatment of a partner in an entity treated as a partnership for U.S. federal income tax purposes that holds ordinary shares or ADSs will depend upon the status of the partner and the activities of the partnership. If you are an entity treated as a partnership for U.S. federal income tax purposes, you should consult your tax adviser concerning the U.S. federal income tax consequences to you and your partners of the acquisition, ownership and disposition of ordinary shares or ADSs by you.

Gold Fields does not believe that it was a PFIC within the meaning of Section 1297 of the Code for its 2015 taxable year and does not expect to be a PFIC for its current taxable year or in the foreseeable future. However, Gold Fields’ possible status as a PFIC must be determined annually and therefore may be subject to change. If Gold Fields were to be treated as a PFIC, U.S. Holders of ordinary shares or ADSs would be required (i) to pay a special U.S. addition to tax on certain distributions and gains on sale and (ii) to pay tax on any gain from the sale of ordinary shares or ADSs at ordinary income (rather than capital gains) rates in addition to paying the special addition to tax on this gain. Additionally, dividends paid by Gold Fields would not be eligible for the special reduced rate of tax described below under “—Taxation of Dividends”. The remainder of this discussion assumes that Gold Fields is not a PFIC for US federal income tax purposes. You should consult your own tax advisers regarding the potential application of the PFIC regime.

The summary of U.S. federal income tax consequences set out below is for general information only. You are urged to consult your tax advisers as to the particular tax consequences to you of acquiring, owning and disposing of the ordinary shares or ADSs, including your eligibility for the benefits of the income tax treaty between the United States and South Africa, the applicability and effect of state, local, non-U.S. and other tax laws and possible changes in tax law.

U.S. Holders of ADSs

For U.S. federal income tax purposes, a U.S. Holder of ADSs generally will be treated as the owner of the corresponding number of underlying ordinary shares held by the Depositary for the ADSs, and references to ordinary shares in the following discussion refer also to ADSs representing the ordinary shares.

Deposits and withdrawals of ordinary shares by U.S. Holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes. Your tax basis in withdrawn ordinary shares will be the same as your tax basis in the ADSs surrendered, and your holding period for the ordinary shares will include the holding period of the ADSs.

Taxation of Dividends

Distributions paid out of Gold Fields’ current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), before reduction for any South African withholding tax paid by Gold Fields with respect thereto, will generally be taxable to you as foreign source dividend income, and will not be eligible for the dividends received deduction allowed to corporations. Distributions that exceed Gold Fields’ current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of your basis in the ordinary shares and thereafter as capital gain. However, we do not maintain calculations of our earnings and profits in accordance with U.S. federal income tax accounting principles. You should therefore assume that any distribution by us with respect to the shares will be reported as ordinary dividend income. You should consult your own tax advisers with respect to the appropriate U.S. federal income tax treatment of any distribution received from us. For purposes of determining limitations on any foreign tax credits, dividends paid by Gold Fields will generally constitute “passive income.”

Dividends paid by Gold Fields generally will be taxable to non-corporate U.S. Holders at the special reduced rate normally applicable to long-term capital gains, provided that either (i) Gold Fields qualifies for the benefits of the income tax treaty between the United States and South Africa, or (ii) the ADSs are considered to be “readily tradable” on the NYSE, and certain other requirements are met.

For U.S. federal income tax purposes, the amount of any dividend paid in Rand will be included in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date the dividends are received by you (in the case of ordinary shares) or the Depositary (in the case of ADSs) regardless of whether they are converted into U.S. dollars at that time. If you or the depositary, as the case may be, convert dividends received in Rand into U.S. dollars on the day they are received, you generally will not be required to recognize foreign currency gain or loss in respect of this dividend income.

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

The rules governing foreign tax credits are complex. You should consult your tax advisor concerning the foreign tax credit implications of the payment of South African withholding taxes.

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

Backup Withholding and Information Reporting

Payments of dividends and other proceeds with respect to ordinary shares or ADSs by U.S. persons will be reported to you and to the IRS as may be required under applicable regulations. Backup withholding may apply to these payments if you fail to provide an accurate taxpayer identification number or certification of exempt status or fail to report all interest and dividends required to be shown on your U.S. federal income tax returns. Some holders are not subject to backup withholding. You should consult your tax adviser about these rules and any other reporting obligations that may apply to the ownership and disposition of the ordinary shares, including requirements relating to the holding of certain foreign financial assets.

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

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Gold Fields is exposed to market risks, including foreign currency, commodity price and interest rate risk associated with underlying assets, liabilities and anticipated transactions. Following periodic evaluation of these exposures, Gold Fields may enter into derivative financial instruments to manage some of these exposures. As part of its strategy, however, Gold Fields does not generally hedge against the risk of changes in the price of gold. See “—Commodity Price Sensitivity—Commodity Price Hedging Policy”.

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

On October 1, 2014, South Deep entered into a U.S.$/Rand zero-cost collar for U.S.$7.5 million per month for a period of six months starting October 2014. A floor of R11.2 and an average cap over the period of R12.0567 was achieved. At December 31, 2014, the fair value of the collar was nil.

Gains and losses on financial instruments are disclosed in detail under “Operating and Financial Review and Prospects—Results of Operations—(Loss)/gain on financial instruments”.

Foreign Currency Contract Position

As of December 31, 2015, there were no foreign currency contract positions.

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

A sensitivity analysis of the mark-to-market valuation has not been performed as there were no foreign currency contracts as of December 31, 2015.

Commodity Price Sensitivity

General

Gold and copper

The market price of gold and to a lesser extent copper have a significant effect on the results of operations of Gold Fields, the ability of Gold Fields to pay dividends and undertake capital expenditures, and the market price of Gold Fields’ ordinary shares. Gold and copper prices have historically fluctuated widely and are affected by numerous industry factors over which Gold Fields does not have any control. See “Risk Factors—Changes in the market price for gold, and to a lesser extent copper, which in the past have fluctuated widely, affect the profitability of Gold Fields’ operations and the cash flows generated by those operations” and “Operating and Financial Review and Prospects—Revenues”. The aggregate effect of these factors on the gold and copper prices, all of which are beyond the control of Gold Fields, is impossible for Gold Fields to predict.

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

See “Information on the Company—Strategy”.

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

Commodity Price Hedging Experience

Gold

No gold derivative instruments were entered into during fiscal 2015 and no gold derivative instruments have been entered into since fiscal 2007.

Copper

No contracts were entered into during fiscal 2013, 2014 and 2015.

Oil

From time to time, various subsidiaries of Gold Fields enter into call options to fix the price of specified quantities of diesel fuel. During fiscal 2014 and 2015, the following options were entered into:

•

On September 10, 2014, Gold Fields Australia (Pty) Limited entered into a Singapore Gasoil 10ppm cash settled swap transaction contract for a total of 136,500 barrels, effective September 15, 2014 until March 31, 2015 at a fixed price of U.S.$115.00 per barrel. The 136,500 barrels are based on 50 per cent of usage for the seven month period – September 2014 to March 2015. Brent Crude at the time of the transaction was U.S.$99.10 per barrel.

•

On November 26, 2014, Gold Fields Australia (Pty) Limited entered into further Singapore Gasoil 10ppm cash settled swap transaction contracts. A contract for 63,000 barrels for the period January – March 2015 was committed at a fixed price of U.S.$94.00 per barrel, and a further 283,500 barrels was committed at a price of U.S.$96.00 per barrel for the period April – December 2015. Brent Crude at the time of the transaction was U.S.$78.50 per barrel.

No further contracts were entered into during fiscal 2015.

Commodity Price Contract Position

The following contract was outstanding as of December 31, 2015:

•	Australian diesel hedge—31,500 barrels with a negative fair value of U.S.$1.5 million.

Interest Rate Sensitivity

General

As of December 31, 2015, Gold Fields’ indebtedness amounted to U.S.$1,820.3 million. Gold Fields generally does not undertake any specific action to cover its exposure to interest rate risk, although it may do so in specific circumstances. For a discussion of Gold Fields’ credit facilities and other borrowings outstanding as of December 31, 2015, including the interest rates applicable to them, see “Operating and Financial Review and Prospects—Credit Facilities and Other Capital Resources”.

Interest Rate Sensitivity Analysis

U.S.$827.7 million of Gold Fields interest bearing debt outstanding as of December 31, 2015 was exposed to interest rate fluctuations. This debt is normally rolled for periods between one and three months and is therefore exposed to the rate changes in this period.

U.S.$811.0 million of the total debt was exposed to changes in LIBOR while U.S.$16.7 million was exposed to the South African Prime Rate. The following table indicates the change to finance expense had LIBOR and the South African Prime Rate differed as indicated.

	Change in finance expense for a nominal change in interest rate, change as of December 31, 2015
	(U.S.$ million, except for percentages)
Sensitivity to interest rates	(1.5)%	(1.0)%	(0.5)%	0.5%	1.0%	1.5%
Sensitivity to LIBOR interest rate	(12.8)	(8.5)	(4.3)	4.3	8.5	12.8
Sensitivity to South African Prime interest rate	(0.5)	(0.3)	(0.2)	0.2	0.3	0.5

Change in finance expense	(13.3)	(8.8)	(4.5)	4.5	8.8	13.3

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

AND USE OF PROCEEDS

Not applicable.

ITEM 15: CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures:

Gold Fields has carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer of Gold Fields, of the effectiveness of the design and operation of Gold Fields’ disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report. Based upon that evaluation, Gold Fields’ Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2015, Gold Fields’ disclosure controls and procedures were effective.

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

Gold Fields’ management assessed the effectiveness of its internal control over financial reporting as of December 31, 2015. In making this assessment, Gold Fields’ management used the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based upon its assessment, Gold Fields’ management concluded that, as of December 31, 2015, its internal control over financial reporting is effective based upon those criteria.

KPMG Inc., or KPMG, an independent registered public accounting firm that audited the consolidated financial statements included in this annual report on Form 20-F, has issued an attestation report on the effectiveness of Gold Fields’ internal control over financial reporting as of December 31, 2015.

(c)	Attestation Report of the Registered Public Accounting Firm:

See report of KPMG Inc., an Independent Registered Public Accounting Firm, on page F-1.

(d)	Changes in Internal Control Over Financial Reporting:

There has been no change in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during fiscal 2015 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Gold Fields’ Audit Committee does not have an “audit committee financial expert”, as defined in the rules promulgated by the Securities and Exchange Commission. Although a person with such qualifications does not serve on the Audit Committee, the Board of Directors believes that the members of the Audit Committee collectively possess the knowledge and experience to oversee and assess the performance of Gold Fields’ management and auditors, the quality of Gold Fields’ disclosure controls, the preparation and evaluation of Gold Fields’ financial statements and Gold Fields’ financial reporting. Gold Fields’ Board of Directors also believes that the members of the Audit Committee collectively possess the understanding of audit committee functions necessary to diligently execute their responsibilities. For biographical information on each member of the Audit Committee, see “Directors, Senior Management and Employees—Non-executive Directors”.

ITEM 16B: CODE OF ETHICS

Gold Fields has adopted a Company Code of Ethics, or the Code, which applies to all directors and employees, the text of which can be accessed on Gold Fields’ website at www.goldfields.co.za.

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG served as Gold Fields’ principal accountant. Set forth below are the fees for audit and other services rendered by KPMG for fiscal 2013, 2014 and 2015.

	Year ended December 31,
	2013		2014		2015
	(U.S.$ million)
Audit fees	3.4		3.2		2.7
Audit-related fees	0.3		0.3		0.2
Tax fees	—	*	—	*	—	*
All other fees	—		0.1		0.1

Total	3.7		3.6		3.0

*	Nominal amount due to rounding to U.S.$ million.

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

•

The NYSE Listing Standards require that the non-management directors of U.S. listed companies meet at regularly scheduled non executive sessions without management. The JSE Listing Requirements do not require such meetings of listed company non-executive directors. Gold Fields’ non-management directors do however meet regularly without management.

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

ITEM 18: FINANCIAL STATEMENTS

The following financial statements of Gold Fields Limited are filed as part of this annual report.

ITEM 19: EXHIBITS

The following instruments and documents are included as Exhibits to this annual report.

No.	Exhibit

1.1	Memorandum of Association of Gold Fields (incorporated by reference to Exhibit 1.1 to the registration statement on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on May 6, 2002)

1.2	Articles of Association of Gold Fields (incorporated by reference to Exhibit 1.2 to the registration statement on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on May 6, 2002)

1.3	Amended Articles of Association of Gold Fields (incorporated by reference to Exhibit 1.3 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on December 7, 2007)

2.1	Memorandum of Incorporation of Gold Fields (included in Exhibits 1.1 and 1.2)

2.2	Deposit Agreement among Gold Fields, Gold Fields Limited (f/k/a/Driefontein Consolidated Limited), The Bank of New York, as depositary, and the owners and beneficial owners from time to time of American Depositary Receipts, dated as of February 2, 1998, as amended and restated as of May 21, 2002 (incorporated by reference to Exhibit 2.3 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on October 24, 2002)

2.3	Form of American Depositary Receipt (included in Exhibit 2.2)

2.4	Amended Memorandum of Incorporation of Gold Fields (included in Exhibit 1.3)

2.5	Trust Deed among Orogen, as issuer; Gold Fields Limited, GFIMSA, GFO, and GFH, as guarantors; and Citicorp Trustee Company Limited, as trustee, dated October 7, 2010 in relation to the U.S.$1 billion Note Issue (incorporated by reference to Exhibit 2.8 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on December 2, 2010)

2.6	Supplemental Trust Deed among Orogen, as issuer; Gold Fields, GFO, and GFH, as guarantors; Sibanye Gold and Citicorp Trustee Company Limited, as trustee, dated April 24, 2010 in relation to the U.S.$1 billion Note Issue

2.7	Amended Memorandum of Incorporation of Gold Fields, adopted by Special Resolution on May 14, 2012 (incorporated by reference to Exhibit 2.6 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on May 14, 2013)

4.1	The Gold Fields Limited 2005 Non-Executive Share Plan, adopted November 17, 2005 (incorporated by reference to Exhibit 4.24 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on December 22, 2005)

4.2	The Gold Fields Limited 2005 Share Plan, adopted November 17, 2005 (incorporated by reference to Exhibit 4.25 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on December 22, 2005)

4.3	The Gold Fields Limited 2012 Share Plan, dated May 14, 2012 (incorporated by reference to Exhibit 4.6 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on May 14, 2013)

4.4	Agreement between Nicholas J. Holland and Gold Fields Group Services (Pty) Ltd, dated March 6, 2009 and effective March 1, 2009 (incorporated by reference to Exhibit 4.29 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

No.	Exhibit

4.5	Agreement between Nicholas J. Holland and Gold Fields Ghana Holdings (BVI) Limited, dated March 9, 2009 and effective March 1, 2009 (incorporated by reference to Exhibit 4.30 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

4.6	Agreement between Nicholas J. Holland and Gold Fields Orogen Holding Company (BVI), dated March 6, 2009 and effective March 1, 2009 (incorporated by reference to Exhibit 4.31 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

4.7	Agreement between Nicholas J. Holland and Gold Fields Group Services (Pty) Ltd, dated April 9, 2010 and effective April 1, 2010 (incorporated by reference to Exhibit 4.29 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on December 2, 2010)

4.8	Agreement between Nicholas J. Holland and Gold Fields Ghana Holdings (BVI) Limited, dated April 9, 2010 and effective April 1, 2010 (incorporated by reference to Exhibit 4.30 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on December 2, 2010)

4.9	Agreement between Nicholas J. Holland and Gold Fields Orogen Holding Company (BVI), dated April 9, 2010 and effective April 1, 2010 (incorporated by reference to Exhibit 4.31 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on December 2, 2010)

4.10	U.S.$200 million Revolving Senior Secured Credit Facility Agreement between The Bank of Nova Scotia, Scotiabank Peru S.A.A., Scotiabank Europe Plc and La Cima, dated December 16, 2014 (incorporated by reference to Exhibit 4.10 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on April 14, 2015)

4.11	Credit Facilities Agreement between Barclays Bank Plc, GFI Joint Venture Holdings (Proprietary) Limited, GFO, Gold Fields Orogen Holding (BVI) and the Original Guarantors (listed in Schedule 1), dated November 28, 2012, as amended and restated as of January 30, 2013 pursuant to a Syndication and Amendment Agreement (incorporated by reference to Exhibit 4.25 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on May 14, 2013)

4.13	Revolving Credit Facility Agreement among Nedbank Limited, GFI Joint Venture Holdings (Proprietary) Limited, GFO and the Original Guarantors (listed in Schedule 1), dated March 1, 2013 (incorporated by reference to Exhibit 4.28 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on May 14, 2013)

4.14	Rand 500,000,000 Revolving Credit Facility Agreement between FirstRand Bank Limited, GFI Joint Venture Holdings (Pty) Limited, GFO and the Original Guarantors (listed in Schedule 1), dated June 14, 2013 (incorporated by reference to Exhibit 4.29 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on April 25, 2014)

4.15	Rand 500,000,000 Revolving Credit Facility Agreement between Standard Bank of South Africa Limited, GFI Joint Venture Holdings (Pty) Limited, GFO and the Original Guarantors (listed in Schedule 1), dated December 20, 2013 (incorporated by reference to Exhibit 4.30 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on April 25, 2014)

4.16	Agreement between Paul A. Schmidt and Gold Fields Group Services (Pty) Ltd, dated November 24, 2009 and effective November 6, 2009 (incorporated by reference to Exhibit 4.33 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

No.	Exhibit

4.17	Agreement between Paul A. Schmidt and Gold Fields Ghana Holdings (BVI) Limited, dated November 24, 2009 and effective November 6, 2009 (incorporated by reference to Exhibit 4.34 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

4.18	Agreement between Paul A. Schmidt and Gold Fields Orogen Holding Company (BVI), dated November 24, 2009 and effective November 6, 2009 (incorporated by reference to Exhibit 4.35 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

4.19	First Addendum to the Employment Contract made and entered into between Gold Fields Group Services (Pty) Ltd and Paul A. Schmidt, dated April 1, 2010 (incorporated by reference to Exhibit 4.40 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 2, 2010)

4.20	First Addendum to the Employment Contract made and entered into between Gold Fields Ghana Holdings (BVI) Limited and Paul A. Schmidt, dated April 1, 2010 (incorporated by reference to Exhibit 4.41 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 2, 2010)

4.21	First Addendum to the Employment Contract made and entered into between Gold Fields Orogen Holding Company (BVI) and Paul A. Schmidt, dated April 1, 2010 (incorporated by reference to Exhibit 4.42 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 2, 2010)

8.1	Amended list of subsidiaries of the registrant

12.1	Certification of Chief Executive Officer

12.2	Certification of Chief Financial Officer

13.1	Certification of Chief Executive Officer

13.2	Certification of Chief Financial Officer

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GOLD FIELDS LIMITED

/s/ Nicholas J. Holland
Name: Nicholas J. Holland
Title: Chief Executive Officer
Date: April 13, 2016

The Board of Directors and Stockholders

Gold Fields Limited:

We have audited the accompanying consolidated balance sheets of Gold Fields Limited (“the Company”) and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2015. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule, “Schedule I—Valuation and Qualifying Accounts”. We also have audited Gold Field Limited and subsidiaries’ internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these consolidated financial statements and the financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Report on Internal Control over Financial Reporting” appearing in Item 15 of the Form 20-F. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule, and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gold Fields Limited and subsidiaries as of December 31, 2015 and 2014, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the accompanying financial statement schedule for the years ended December 31, 2015, 2014 and 2013 when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein. Also in our opinion, Gold Fields Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

KPMG Inc.

Johannesburg, South Africa

April 13, 2016

Gold Fields Limited

Consolidated Statements of Operations

($ in millions unless otherwise noted)

	Fiscal Year Ended December 31,
	2015	2014	2013
REVENUES
Product sales	2,545.4	2,868.8	2,906.3

COSTS AND EXPENSES
Production costs (exclusive of depreciation and amortization)	1,660.3	1,808.1	1,819.9
Depreciation and amortization	594.4	677.3	568.5
Corporate expenditure	20.5	27.3	39.4
Employee termination costs	9.4	42.2	35.5
Exploration expenditure	24.7	36.2	77.9
Feasibility and evaluation costs	—	—	68.0
Loss/(profit) on disposal of property, plant and equipment	0.1	1.3	(10.2)
Asset impairments and write-offs	100.1	14.0	215.3
Royalties	76.0	86.1	90.5
Accretion expense on provision for environmental rehabilitation	13.9	15.4	10.4

	2,499.4	2,707.9	2,915.2

OTHER (EXPENSES)/INCOME
Interest and dividends	6.3	4.2	8.5
Finance expense	(71.2)	(80.8)	(72.4)
Loss on financial instruments	(4.7)	(11.5)	(0.3)
Foreign exchange gains	9.5	8.4	7.3
Profit on disposal of investments and subsidiaries	0.1	78.0	17.8
Impairment of investments	(37.9)	(6.8)	(10.3)
Other expenses	(27.2)	(44.2)	(104.2)

	(125.1)	(52.7)	(153.6)

(LOSS)/INCOME BEFORE TAX, IMPAIRMENT OF INVESTMENT IN EQUITY INVESTEES, SHARE OF EQUITY INVESTEES’ LOSSES AND DISCONTINUED OPERATIONS	(79.1)	108.2	(162.5)
Income and mining tax expense	(155.0)	(121.6)	(105.7)

LOSS BEFORE IMPAIRMENT OF INVESTMENT IN EQUITY INVESTEES, SHARE OF EQUITY INVESTEES LOSSES AND DISCONTINUED OPERATIONS	(234.1)	(13.4)	(268.2)
Impairment of investment in equity investees	(109.5)	(7.4)	—
Share of equity investees’ losses, net of tax	(3.8)	(4.4)	(18.4)

Loss from continuing operations	(347.4)	(25.2)	(286.6)
Income from discontinued operations, net of tax	—	—	20.5

Net loss	(347.4)	(25.2)	(266.1)
Net (loss)/income attributable to noncontrolling interests	(2.4)	2.0	(18.2)

- Continuing operations	(2.4)	2.0	(18.2)
- Discontinued operations	—	—	—
Net (loss)/income attributable to Gold Fields shareholders	(345.0)	(27.2)	(247.9)
- Continuing operations	(345.0)	(27.2)	(268.4)
- Discontinued operations	—	—	20.5
BASIC (LOSS)/INCOME PER SHARE ($)
- Continuing operations	(0.45)	(0.04)	(0.36)
- Discontinued operations	—	—	0.03
DILUTED LOSS PER SHARE ($)
- Continuing operations	(0.45)	(0.04)	(0.36)
- Discontinued operations	—	—	0.03
WEIGHTED AVERAGE NUMBER OF SHARES USED IN THE
- COMPUTATION OF BASIC (LOSS)/INCOME PER SHARE
- Continuing operations	774,763,151	769,141,871	742,606,726
- Discontinued operations	—	—	742,606,726
- COMPUTATION OF DILUTED LOSS PER SHARE
- Continuing operations	774,763,151	769,141,871	742,606,726
- Discontinued operations	—	—	742,606,726
DIVIDEND PER SHARE ($)	0.02	0.04	0.08

The accompanying notes are an integral part of these consolidated financial statements

Gold Fields Limited

Consolidated Statements of Comprehensive Income

($ in millions unless otherwise noted)

	Fiscal Year Ended December 31,
	2015	2014	2013
Net loss	(347.4)	(25.2)	(266.1)
Other comprehensive loss, net of tax	(690.8)	(368.4)	(746.5)
Changes in fair value of listed investments	0.4	6.0	1.6
Mark-to-market adjustment of listed investments [1]	0.4	6.9	(1.3)
Realized gain on disposal of listed investments [2]	—	(1.8)	(7.4)
Impairment of listed investments [3]	—	0.9	10.3
Foreign currency translation adjustment	(691.2)	(374.4)	(748.1)

Comprehensive loss	(1,038.2)	(393.6)	(1,012.6)

Comprehensive (loss)/income attributable to:
Gold Fields shareholders	(1,035.8)	(395.6)	(994.4)
Noncontrolling interests	(2.4)	2.0	(18.2)

	(1,038.2)	(393.6)	(1,012.6)

(1)	Includes deferred tax of $nil (2014: $nil and 2013: $1.7 million).
(2)	This amount has been reclassified to and included in the profit on disposal of investments and subsidiaries line in the Consolidated Statement of Operations.
(3)	This amount has been reclassified to and included in the impairment of investments line in the Consolidated Statement of Operations.

The accompanying notes are an integral part of these consolidated financial statements

Gold Fields Limited

Consolidated Balance Sheets

($ in millions unless otherwise noted)

	December 31, 2015	December 31, 2014
ASSETS
CURRENT ASSETS
Cash and cash equivalents	440.0	458.0
Assets held for sale	1.0	31.0
Receivables	168.9	226.5
Inventories	294.4	373.3

Total current assets	904.3	1,088.8

Property, plant and equipment, net	3,705.6	4,453.3
Goodwill	579.0	756.3
Deferred income and mining taxes	1.8	17.8
Inventories	148.1	148.1
Non-current investments	175.0	286.5

Total assets	5,513.8	6,750.8

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable and provisions	416.2	498.5
Interest payable	11.4	11.2
Royalties, income and mining taxes payable	77.8	58.2
Short-term loans and current portion of long-term loans	16.7	140.2

Total current liabilities	522.1	708.1
Long-term loans	1,803.6	1,770.7
Deferred income and mining taxes	254.1	263.2
Provision for environmental rehabilitation	275.7	300.1
Long-term incentive plan	12.6	8.3
Other non-current liabilities	8.7	9.1

Total liabilities	2,876.8	3,059.5

COMMITMENTS AND CONTINGENCIES - see notes 21 and 22
SHAREHOLDERS’ EQUITY
Share capital December 31, 2015 - 1,000,000,000 (December 31, 2014 - 1,000,000,000) authorized ordinary shares of 50 South African cents each. Shares issued December 31, 2015: 776,594,162 (December 31, 2014: 771,416,491)	63.2	63.0
Additional paid-in capital	4,475.9	4,465.0
Retained earnings	324.0	684.1
Accumulated other comprehensive loss	(2,308.2)	(1,617.4)

Gold Fields shareholders’ equity	2,554.9	3,594.7
Noncontrolling interests	82.1	96.6

Total equity	2,637.0	3,691.3

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	5,513.8	6,750.8

The accompanying notes are an integral part of these consolidated financial statements

Gold Fields Limited

Consolidated Statements of Changes in Shareholders’ Equity

($ in millions unless otherwise noted)

	Number of ordinary shares issued	Share capital	Additional paid-in capital	Retained earnings	Accumulated other comprehensive (loss)/income	Gold Fields’ shareholders equity	Noncontrolling interests	Total
BALANCE - DECEMBER 31, 2012	729,536,813	61.0	5,452.3	1,054.3	(653.0)	5,914.6	126.1	6,040.7
Net loss	—	—	—	(247.9)	—	(247.9)	(18.2)	(266.1)
Dividends declared	—	—	—	(61.2)	—	(61.2)	(1.1)	(62.3)
Sibanye Gold spin-off	—	—	(1,184.2)	—	150.5	(1,033.7)	—	(1,033.7)
Share-based compensation	—	—	45.1	—	—	45.1	—	45.1
Exercise of employee share options	8,905,790	0.4	—	—	—	0.4	—	0.4
Purchase of noncontrolling interests	—	—	—	(4.1)	—	(4.1)	(8.7)	(12.8)
Transactions with noncontrolling interests	—	—	—	—	—	—	(1.1)	(1.1)
Acquisition of Barrick Yilgarn assets	28,717,660	1.5	125.8	—	—	127.3	—	127.3
Other comprehensive loss	—	—	—	—	(746.5)	(746.5)	—	(746.5)
Receipt of funds from noncontrolling interests	—	—	—	—	—	—	6.8	6.8

BALANCE - DECEMBER 31, 2013	767,160,263	62.9	4,439.0	741.1	(1,249.0)	3,994.0	103.8	4,097.8
Net (loss)/income	—	—	—	(27.2)	—	(27.2)	2.0	(25.2)
Dividends declared	—	—	—	(29.8)	—	(29.8)	(10.7)	(40.5)
Share-based compensation	—	—	26.0	—	—	26.0	—	26.0
Exercise of employee share options	4,256,228	0.1	—	—	—	0.1	—	0.1
Disposal of noncontrolling interests	—	—	—	—	—	—	(0.5)	(0.5)
Other comprehensive loss	—	—	—	—	(368.4)	(368.4)	—	(368.4)
Receipt of funds from noncontrolling interests	—	—	—	—	—	—	2.0	2.0

BALANCE - DECEMBER 31, 2014	771,416,491	63.0	4,465.0	684.1	(1,617.4)	3,594.7	96.6	3,691.3
Net loss	—	—	—	(345.0)	—	(345.0)	(2.4)	(347.4)
Dividends declared	—	—	—	(15.1)	—	(15.1)	(12.1)	(27.2)
Share-based compensation	—	—	10.9	—	—	10.9	—	10.9
Exercise of employee share options	5,177,671	0.2	—	—	—	0.2	—	0.2
Other comprehensive loss	—	—	—	—	(690.8)	(690.8)	—	(690.8)

BALANCE - DECEMBER 31, 2015	776,594,162	63.2	4,475.9	324.0	(2,308.2)	2,554.9	82.1	2,637.0

The accompanying notes are an integral part of these consolidated financial statements

Gold Fields Limited

Consolidated Statements of Changes in Shareholders’ Equity (continued)

($ in millions unless otherwise noted)

The following is a reconciliation of the components of accumulated other comprehensive (loss)/ income for the periods presented:

	Share of equity investee’s other comprehensive income	Mark-to-market of listed investments	Foreign exchange translation	Accumulated other comprehensive (loss)/income
BALANCE - DECEMBER 31, 2012	(14.4)	(7.1)	(631.5)	(653.0)
Other comprehensive loss before reclassifications	—	(1.3)	(748.1)	(749.4)
Mark-to-market of listed investments	—	(1.3)	—	(1.3)
Foreign exchange translation	—	—	(748.1)	(748.1)
Other comprehensive income reclassified to statement of operations	—	2.9	—	2.9
Realized gain on disposal of listed investments	—	(7.4)	—	(7.4)
Impairment of listed investments	—	10.3	—	10.3
Net current year other comprehensive income/(loss)	—	1.6	(748.1)	(746.5)
Reclassification from accumulated other comprehensive (loss)/income - Sibanye Gold spin-off	—	—	150.5	150.5

BALANCE - DECEMBER 31, 2013	(14.4)	(5.5)	(1,229.1)	(1,249.0)
Other comprehensive income/(loss) before reclassifications	—	6.9	(374.4)	(367.5)
Mark-to-market of listed investments	—	6.9	—	6.9
Foreign exchange translation	—	—	(374.4)	(374.4)
Other comprehensive income/(loss) reclassified to statement of operations	—	(0.9)	—	(0.9)
Realized gain on disposal of listed investments	—	(1.8)	—	(1.8)
Impairment of listed investments	—	0.9	—	0.9
Net current year other comprehensive income/(loss)	—	6.0	(374.4)	(368.4)

BALANCE - DECEMBER 31, 2014	(14.4)	0.5	(1,603.5)	(1,617.4)
Other comprehensive income/(loss) before reclassifications	—	0.4	(691.2)	(690.8)
Mark-to-market of listed investments	—	0.4	—	0.4
Foreign exchange translation	—	—	(691.2)	(691.2)
Net current year other comprehensive income/(loss)	—	0.4	(691.2)	(690.8)

BALANCE - DECEMBER 31, 2015	(14.4)	0.9	(2,294.7)	(2,308.2)

The accompanying notes are an integral part of these consolidated financial statements

Gold Fields Limited

Consolidated Statements of Cash Flows

($ millions unless otherwise noted)

	Fiscal Year Ended December 31,
	2015	2014	2013
CASH FLOWS FROM OPERATIONS
Net loss from continuing operations	(347.4)	(25.2)	(286.6)
Reconciled to net cash provided by operations:
- Share of equity investees’ losses, net of tax	3.8	4.4	18.4
- Impairment of investment in equity investee	109.5	7.4	—
- Deferred income and mining taxes	12.0	(12.6)	(59.4)
- Profit on disposal of investments and subsidiaries	(0.1)	(78.0)	(17.8)
- Impairment of investments	37.9	6.8	10.3
- Asset impairments and write-offs	100.1	14.0	215.3
- Depreciation and amortization	594.4	677.3	568.5
- Loss/(profit) on disposal of property, plant and equipment	0.1	1.3	(10.2)
- Share-based compensation	10.9	26.0	40.5
- Long-term incentive plan expense	5.3	8.7	—
- Accretion expense on provision for environmental rehabilitation	13.9	15.4	10.4
- Rehabilitation payments	(9.8)	(2.8)	(2.5)
- Other	(23.3)	(3.3)	(0.1)
- Cash portion of share of equity investee loss	(3.3)	(3.6)	(18.4)
Changes in operating assets and liabilities:
- Receivables	37.4	26.6	140.7
- Inventories	55.6	(22.5)	(11.0)
- Accounts payable and provisions	(40.7)	77.7	(121.3)
- Royalties, income and mining taxes payable	23.7	26.2	(142.5)

NET CASH PROVIDED BY CONTINUING OPERATIONS	580.0	743.8	334.3
NET CASH PROVIDED BY DISCONTINUED OPERATIONS	—	—	30.9

NET CASH PROVIDED BY OPERATIONS	580.0	743.8	365.2

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment	(434.5)	(480.5)	(543.7)
Finance expense capitalized	(16.6)	(24.2)	(18.3)
Proceeds on disposal of property, plant and equipment	3.1	4.9	10.4
Barrick Yilgarn asset purchase	—	—	(135.0)
Investment in the Mankayan Project - Bezant Resources	—	—	(10.0)
Proceeds on disposal of Chucapaca	—	81.0	—
Purchase of investments	(3.0)	(4.4)	(3.5)
Proceeds on sale of listed investments	—	6.4	35.0
Investment in environmental trust funds	(7.7)	(7.1)	(15.4)

NET CASH UTILIZED IN INVESTING ACTIVITIES - CONTINUING OPERATIONS	(458.7)	(423.9)	(680.5)
NET CASH UTILIZED IN INVESTING ACTIVITIES - DISCONTINUED OPERATIONS	—	—	(54.9)

NET CASH UTILIZED IN INVESTING ACTIVITIES	(458.7)	(423.9)	(735.4)

CASH FLOWS FROM FINANCING ACTIVITIES
Long and short-term loans raised	506.0	463.9	3,177.7
Long and short-term loans repaid	(594.3)	(591.8)	(2,971.3)
Increase in noncontrolling interests funding	—	2.0	6.8
Purchase of noncontrolling interests	—	—	(12.8)
Dividends paid to Company shareholders	(15.1)	(29.8)	(61.2)
Dividends paid to noncontrolling interests	(12.1)	(10.6)	(1.1)
Payment to South African Equity interests in South Deep	(1.7)	(1.9)	(2.2)
Ordinary shares issued	—	—	0.8
Cash transferred on spin-off of Sibanye Gold	—	—	(106.4)

NET CASH (UTILIZED IN)/PROVIDED BY FINANCING ACTIVITIES - CONTINUING OPERATIONS	(117.2)	(168.2)	30.3
NET CASH PROVIDED BY FINANCING ACTIVITIES - DISCONTINUED OPERATIONS	—	—	39.0

NET CASH (UTILIZED IN)/PROVIDED BY FINANCING ACTIVITIES	(117.2)	(168.2)	69.3
EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	(22.1)	(18.7)	(29.7)

NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	(18.0)	133.0	(330.6)
CASH AND CASH EQUIVALENTS - beginning of the year	458.0	325.0	655.6

CASH AND CASH EQUIVALENTS - end of year	440.0	458.0	325.0

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

RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

Discontinued operations

During April 2014, the ASC guidance related to reporting discontinued operations and disclosures of disposals of components of an entity was updated. The update changes the requirements for reporting discontinued operations and limits discontinued operations reporting to disposals of components of an entity that represent strategic shifts that have a major effect on an entity’s operations and financial results. The new standard is effective for any disposals of components of a company in annual reporting periods beginning after December 15, 2014. The Company implemented the provisions of ASU 2014-08 as of January 1, 2015. The updated guidance did not impact Gold Fields’ financial statements.

Debt issuance costs

During April 2015, the ASC guidance related to presentation of debt issuance costs was updated. The update requires the entity to present debt issuance costs as a reduction from the related debt liability. The new standard is effective for annual reporting periods beginning after December 15, 2015, early adoption is permitted. The new standard must be applied retrospectively. The Company implemented the provisions of ASU 2015-03 as of January 1, 2015. The updated guidance did not materially impact Gold Fields’ financial statements.

Measurement of inventory

During June 2015, the ASC guidance related to changes in the measurement principle for inventory was updated. The update requires the entity to change the measurement principle for inventory from the lower of cost or market to the lower of cost and net realizable value. The new standard is effective for annual reporting periods beginning after December 15, 2016, early adoption is permitted. The new standard must be applied prospectively. The Company implemented the provisions of ASU 2015-11 as of January 1, 2015. The updated guidance did not materially impact Gold Fields’ financial statements.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

2	SIGNIFICANT ACCOUNTING POLICIES (continued)

Classification of deferred taxes

During November 2015, the ASC guidance related to changes in the balance sheet classification of deferred taxes was updated. The update requires the entity to present all deferred tax assets and liabilities as non-current. The new standard is effective for annual reporting periods beginning after December 15, 2016, early adoption is permitted. The new standard may be applied retrospectively or prospectively. The Company elected to apply the new standard retrospectively from January 1, 2014.

The updated guidance resulted in the comparative balances for current deferred income and mining tax assets and liabilities of $6.9 million and $10.3 million, respectively, being reclassified as non-current.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

Revenue

During May 2014, the ASC guidance related to revenue from contracts with customers was updated. The update requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity should also disclose sufficient quantitative and qualitative information to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The new standard is effective for annual reporting periods beginning after December 15, 2017. Gold Fields will implement the provisions of ASU 2014-09 and ASU 2015-14 as of January 1, 2018. Management is currently reviewing the impact of the updated guidance on the financial statements.

Going concern

During August 2014, the ASC guidance related to how an entity should assess its ability to meet its obligations was updated. The update requires an entity to perform a going concern assessment by evaluating its ability to meet its obligations for a look-forward period of one year from the financial statement issuance date. If it is probable that the entity will be unable to meet its obligations within the look-forward period, incremental substantial doubt disclosure is required if the probability is not mitigated by managements plans. The new standard is effective for annual reporting periods beginning after December 15, 2016. Gold Fields will implement the provisions of ASU 2014-16 as of January 1, 2017. Gold Fields does not expect that the updated guidance will impact its financial statements.

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

(b)	Sale of Yanfolila

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

On 1 July 2015, the Group’s holding in Hummingbird was diluted from 25.1% to 19.9% following the issue of new shares by Hummingbird. In line with the Group’s accounting policy, this resulted in Hummingbird no longer being accounted for as an equity-accounted investee and was re-classified to available-for-sale financial investments from 1 July 2015. Refer note 4 for details of impairment. Refer note 14(a) and 14(c) for disclosure on the investment in Hummingbird.

(c)	Sale of Chucapaca

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

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

4	IMPAIRMENTS AND WRITE-OFFS

4.1	Asset impairments and write-offs

	Fiscal Year Ended December 31,
	2015	2014	2013
Inventories	8.0	1.3	61.3
Stockpiles [1]	8.0	—	16.1
Consumables [1]	—	1.3	2.4
Heap leach inventory [2]	—	—	42.8
Property, plant and equipment	92.1	12.7	122.3
Yanfolila [3]	—	—	29.7
Heap leach assets [2]	—	—	20.2
Tarkwa expansion project [4]	—	—	4.6
Property, plant and equipment - other [5]	6.7	12.7	14.8
Darlot - asset group [6]	13.8	—	—
Cerro Corona - asset group [7]	71.6	—	—
Damang - asset group [8]	—	—	53.0
Other	—	—	31.7
Tarkwa expansion project [4]	—	—	22.2
Non-refundable option payment to Bezant [9]	—	—	9.5

Total asset impairments and write-offs	100.1	14.0	215.3

(1)	Net realizable value write-down of stockpiles at Damang in fiscal 2015 (2014: consumables at Lawlers and 2013: stockpiles and consumables at Tarkwa and Damang).
(2)	Write-down of inventory to market value due to the cessation of the heap leach operations as well as the write-off of related assets at Tarkwa in fiscal 2013.
(3)	Following the Group’s decision during fiscal 2013 to dispose of non-core projects, Yanfolila was classified as held for sale and, accordingly, valued at the lower of fair value less cost of disposal or carrying value which resulted in an impairment of US$29.7 million during fiscal 2013. During fiscal 2014, Gold Fields sold its 85% interest in the Yanfolila project for $21.1 million (refer note 3(c )).
(4)	Write-off of assets due to the abandonment of the Tarkwa expansion project at Tarkwa in fiscal 2013.
(5)	Write-off of redundant assets at Cerro Corona in fiscal 2015 (2014: South Deep, St Ives and Agnew and 2013: Tarkwa, Cerro Corona and Agnew).
(6)	As the undiscounted cash flows for Darlot were less than its carrying value as at December 31, 2015, the fair value of Darlot was calculated using the income (present value techniques) method. The impairment is mainly due to the life-of-mine plan being reduced to six months forecasting negative cash flows for 2016.

The key assumptions used in the calculation were as follows:

- Real discount rate - 4.1%

- A$ Gold price per ounce - A$1,500

- Long-term A$/US$ exchange rate - 0.73

- 2015 life of mine years - 0.5

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

4	IMPAIRMENTS AND WRITE-OFFS (continued)

The fair value calculation is very sensitive to the gold price assumption and an increase or decrease in the gold price could materially change the fair value.

(7)	As the undiscounted cash flows for Cerro Corona were less than its carrying value as at December 31, 2015, the fair value of Cerro Corona was calculated using a combination of the market (comparable resource transactions) and the income (present value techniques) methods. The impairment was mainly due to the decrease in the gold and copper prices.

The key assumptions used in the calculation were as follows:

- Real discount rate - 5.6%

- Gold price per ounce - 2016 - $1,100

- Gold price per ounce - 2017 - $1,200

- Gold price per ounce - 2018 - $1,300

- Copper price per tonne - 2016 - $4,408

- Copper price per tonne - 2017 - $5,950

- Copper price per tonne - 2018 - $6,610

- Resource valuation per ounce - $69

- 2015 life of mine years - 8

The fair value calculation is very sensitive to the gold and copper price assumptions and an increase or decrease in the gold or copper price could materially change the fair value.

(8)	As the undiscounted cash flows for Damang were less than its carrying value as at December 31, 2013, the fair value of Damang was calculated using a combination of the market (comparable resource transactions) and the income (present value techniques) methods. The impairment was mainly due to the decrease in the gold price which impacted the life of mine plan.

The key assumptions used in the calculation were as follows:

- Real discount rate - 8%

- Gold price per ounce - $1,300

- Resource valuation per ounce - $26

- 2013 life of mine years - 6

The fair value calculation was very sensitive to the gold price assumption and an increase or decrease in the gold price could materially change the fair value.

(9)	The $9.5 million non-refundable option payment was written off, in fiscal 2013, due to the fact that Gold Fields relinquished the Mankayan option in connection with the Guinaoang property ahead of the January 31, 2014 expiry date.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

4	IMPAIRMENTS AND WRITE-OFFS (continued)

4.2	Impairment of investments

	Fiscal Year Ended December 31,
	2015	2014	2013
Arctic Platinum [1]	30.0	—	—
Listed investments	7.9	0.9	10.3
Unlisted investments	—	5.9	—

Total impairment of investments	37.9	6.8	10.3

(1)	Following the Group’s decision during 2013 to dispose of non-core projects, Arctic Platinum was classified as held for sale and, accordingly, valued at the lower of fair value less cost of disposal or carrying value. During 2015, active marketing activities for the disposal of the project continued. During 2015, Arctic Platinum was impaired by $30.0 million to its fair value less cost of disposal, resulting in a carrying value of US$1.0 million at December 31, 2015.

4.3	Impairment of investment in equity investees

	Fiscal Year Ended December 31,
	2015	2014	2013
Hummingbird Resources Plc (“Hummingbird”) [1]	7.5	—	—
Far Southeast Gold Resources Incorporated (“FSE”) [2]	101.4	—	—
Bezant Resources PLC	0.6	7.4	—

Total impairment of investment in equity investees	109.5	7.4	—

(1)	Following the identification of impairment indicators at June 30, 2015, the carrying amount of the investment in Hummingbird was impaired to its fair value, being its quoted market price, which resulted in an impairment of $7.5 million.
(2)	Following the identification of impairment indicators at December 31, 2015, the carrying value of FSE was impaired to its fair value which resulted in an impairment of $101.4 million. The fair value was indirectly derived from the market value of Lepanto Consolidated Mining Company, being the 60% shareholder of FSE.

5.	FINANCE EXPENSE

	Fiscal Year Ended December 31,
	2015	2014	2013
Interest expense	(87.8)	(105.0)	(90.7)
Capitalized interest	16.6	24.2	18.3

	(71.2)	(80.8)	(72.4)

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

6.	OTHER EXPENSES

	Fiscal Year Ended December 31,
	2015	2014	2013
Stamp duty and other costs on the acquisition of the Yilgarn South assets (refer note 3 (b))	—	—	27.4
Facility charges [1]	—	—	23.5
Regulatory legal fees [2]	0.1	7.1	11.1
Social contributions and sponsorships	12.2	12.3	11.4
Other	14.9	24.8	30.8

Total other costs	27.2	44.2	104.2

(1)	Facility charges on cancellation of the $1 billion and $500 million facilities associated with the spin-off of Sibanye Gold in fiscal 2013.
(2)	Legal fees paid as a result of the Gold Fields Board examination and regulatory investigation relating to the South Deep Black Economic Empowerment transaction.

7.	INCOME AND MINING TAX EXPENSE

	Fiscal Year Ended December 31,
	2015	2014	2013
Current income and mining taxes
South Africa	(3.0)	(0.6)	(16.1)
Ghana	(35.4)	(31.1)	(40.6)
Australia	(71.6)	(41.8)	(42.1)
Peru	(33.0)	(60.7)	(66.3)

Current income and mining taxes	(143.0)	(134.2)	(165.1)

Deferred income taxes
South Africa	(0.3)	(13.2)	14.2
Ghana	(8.9)	13.5	68.3
Australia	14.2	1.5	1.0
Peru	(17.0)	10.8	(24.1)

Deferred income and mining taxes	(12.0)	12.6	59.4

Total income and mining taxes	(155.0)	(121.6)	(105.7)

The Company’s pre-tax (loss)/income from continuing operations before impairment of investments in equity investees, share of equity investees’ share of losses and discontinued operations comprise:

	Fiscal Year Ended December 31,
	2015	2014	2013
South Africa	(61.5)	(110.9)	(348.7)
Ghana	22.9	46.5	(96.9)
Australia	178.0	117.9	111.0
Peru	(61.4)	109.0	153.4
British Virgin Islands	(157.1)	(54.3)	18.7

	(79.1)	108.2	(162.5)

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

7.	INCOME AND MINING TAX EXPENSE (continued)

	Fiscal Year Ended December 31,
	2015	2014	2013

South African mining tax on mining income, an income tax, is determined on a formula basis which takes into account the profit and revenue from mining operations during the period. Non-mining income is taxed at a standard rate. Deferred tax is provided at the estimated effective mining tax rate that will apply when the temporary differences reverse. The applicable current tax rates are:

South Africa
Mining statutory rate	34.0%	34.0%	34.0%
Non-mining income standard tax rate	28.0%	28.0%	28.0%
Non-mining companies	28.0%	28.0%	28.0%
Ghana	35.0%	35.0%	35.0%
Australia	30.0%	30.0%	30.0%
Peru	30.0%	30.0%	30.0%
Major items causing the Group’s income tax provision to differ from the South African mining statutory rate were:
Tax on income/(loss) before tax, impairment of investments in equity investees, share of equity investees’ losses and discontinued operations at South African mining statutory rate	26.9	(36.8)	55.3
Rate adjustment to reflect company tax rates	(4.4)	1.7	25.5
Valuation allowance raised against deferred tax assets [1]	(112.6)	(38.3)	(1.1)
Non deductible expenditure [2]	(19.5)	(18.0)	(56.1)
Non taxable profit on disposal of investments and subsidiaries	—	23.4	—
Non deductible exploration and feasibility and evaluation costs	(6.8)	(9.6)	(47.2)
Non deductible share-based compensation	(3.3)	(6.2)	(11.5)
Non deductible interest expense	(23.7)	(24.4)	(25.3)
Deferred tax adjustment on changes in tax rates at Cerro Corona (2013: South African operations)	(3.8)	—	(4.4)
Prior year adjustment to Cerro Corona deferred tax [3]	—	—	(29.5)
Deferred taxation released/(raised) on unremitted earnings [4]	6.4	(7.0)	—
Prior year under provision	(5.2)	(4.1)	—
Other	(9.0)	(2.3)	(11.4)

Income and mining tax expense	(155.0)	(121.6)	(105.7)

(1)	During fiscal year ended December 31, 2015 and 2014, the Group raised a valuation allowance against unredeemed capital expenditure and net operating losses. In making this determination, the Group analyzed, amongst other things, the recent history of earnings and cashflows, forecasts of future earnings, the nature and timing of future deductions and benefits represented by deferred tax assets and the cumulative earnings for the last three years.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

7.	INCOME AND MINING TAX EXPENSE (continued)

(2)	The December 31, 2015: $19.5 million (December 31, 2014: $18.0 million and December 31, 2013: $56.1 million) non-deductible expenditure comprises mainly $11.5 million (December 31, 2014: $1.8 million and December 31, 2013: $13.3 million) of impairments, $nil million (December 31, 2014: $nil and December 31, 2013: $8.0 million) of facility charges, $1.1 million (December 31, 2014: $2.0 million and December 31, 2013: $8.2 million) of legal and consulting fees, $nil million (December 31, 2014: $nil and December 31, 2013: $5.1 million) of stamp duty on the Yilgarn South assets acquisition and $6.9 million (December 31, 2014: $7.0 million and December 31, 2013: $9.4 million) of various Peruvian non-deductible expenses. There were no other individually significant amounts included in this line item.

(3)	In connection with the preparation of the consolidated financial statements for the year ended December 31, 2013, the Group identified an understatement in the calculation of its deferred tax liabilities related to its Cerro Corona operations in Peru. Deferred tax amounting to $29.5 million was incorrectly recognised in prior years on the basis differences related to foreign nonmonetary assets and liabilities that are remeasured from the local currency into the functional currency. As a result, the deferred tax liability at December 31, 2012 was understated by $29.5 million.

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

(4)	Provision has been made for foreign taxes that may result from future remittances of undistributed earnings of foreign subsidiaries, where the Group is unable to assert that the undistributed earnings will be permanently reinvested.

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

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

7.	INCOME AND MINING TAX EXPENSE (continued)

	December 31, 2015	December 31, 2014
Deferred income and mining tax liabilities and assets on the balance sheet as of December 31, 2015 and 2014 relate to the following:
Deferred income and mining tax liabilities
Property, plant and equipment	669.8	865.6
Investments held by environmental trust funds	2.1	2.7
Inventory	17.9	22.7
Other	13.8	18.1

Gross deferred income and mining tax liabilities	703.6	909.1

Provisions, including rehabilitation accruals	(109.9)	(118.8)
Tax losses	(187.8)	(211.1)
Unredeemed capital expenditure	(657.0)	(762.2)
Other	(2.3)	(7.1)

Gross deferred income and mining tax assets	(957.0)	(1,099.2)
Valuation allowance for deferred tax assets	505.7	435.5

Total deferred income and mining tax assets	(451.3)	(663.7)

Net deferred income and mining tax liabilities	252.3	245.4

Classified as:
Long-term liabilities	(254.1)	(263.2)
Long-term assets	1.8	17.8

	(252.3)	(245.4)

The Group has established a valuation allowance for certain deferred tax assets where cumulative losses require a valuation allowance, or where management believes that they will not be realized based on projections as of December 31, 2015 and December 31, 2014. The valuation allowance relates primarily to net operating loss carry-forwards for the entities below, except for GFI Joint Venture Holdings, or GFIJVH, Gold Fields Operations, or GFO, and Abosso Gold Fields Limited, or Damang, which also include unredeemed capital expenditure.

	December 31, 2015	December 31, 2014
GFI Joint Venture Holdings	292.1	305.3
Gold Fields Operations	27.7	26.4
Abosso Gold Fields Limited[1]	25.5	—
Gold Fields La Cima[2]	68.1	—
Exploration entities	92.3	103.8

	505.7	435.5

(1)	A full valuation allowance against the net deferred tax asset at Abosso Gold Fields Limited (Damang) was recognized in fiscal 2015, as Damang no longer has sufficient profit history and it is no longer probable that Damang will earn future taxable profits in order to utilize the net deferred tax asset.
(2)	A valuation allowance was recognized against a portion of the deferred tax asset relating to property, plant and equipment at Gold Fields La Cima in fiscal 2015, as it became probable that a portion of the gross deferred tax asset will not be recovered over the life of mine.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

7.	INCOME AND MINING TAX EXPENSE (continued)

As at December 31, 2015 and December 31, 2014 the Group had unredeemed capital expenditure available for deduction against future mining income at its operations as follows:

		December 31, 2015		December 31, 2014
	Tax Rate	Gross	Net	Gross	Net
Unredeemed capital expenditure:
Gold Fields Operations	30%	528.2	158.4	656.9	197.0
GFI Joint Venture Holdings [1]	30%	1,586.0	475.8	1,822.6	546.8
Abosso Gold Fields Limited	35%	63.9	22.4	51.3	18.0
Gold Fields Australia (Proprietary) Limited	30%	1.2	0.4	—	—
Exploration entities	35%	—	—	1.1	0.4

		2,179.3	657.0	2,531.9	762.2

(1)	During 2014, the South African Revenue Services (“SARS”) issued a Finalisation of Audit Letter (“the Audit Letter”) stating that SARS had disallowed $1,014.2 million of GFIJVH’s recognised capital allowance of $1,586.0 million. The company has not received an assessment from SARS disallowing the $1 014.2 million and the company believes it is more likely than not it has a defendable position over this matter.

Gold Fields has recognised a full valuation allowance against the net deferred tax asset relating to GFIJVH.

		December 31, 2015		December 31, 2014
	Tax Rate	Gross	Net	Gross	Net
Calculated tax losses:
Gold Fields Operations [1]	30%	219.2	65.8	283.0	84.9
Gold Fields Joint Venture Holdings [1]	30%	22.2	6.7	20.9	6.3
Gold Fields Group Services (Proprietary) Limited [1]	28%	—	—	0.8	0.2
Abosso Gold Fields Limited [2]	35%	65.7	23.0	46.5	16.3
Exploration entities [3]	15% - 35%	345.2	92.3	387.9	103.4

		652.3	187.8	739.1	211.1

(1)	These future deductions may be utilized against income generated by the individual tax entity concerned and do not expire unless the tax entity ceases to commercially operate for a period longer than one year. Under South African mining tax ring-fencing legislation, each tax entity is treated separately and as such these deductions can only be utilized by the tax entities in which the deductions have been generated.
(2)	Tax losses may be carried forward for five years. These losses expire on a first-in-first-out basis.
(3)	The tax losses of $345.2 million (2014: $387.9 million) comprise $3.8 million (2014: $12.1 million) of tax losses that expire between one and two years, $62.9 million (2014: $67.1 million) of tax losses that expire between two and five years, $49.6 million (2014: $62.5 million) of tax losses that expire between five and ten years, $40.7 million (2014: $21.6 million) of tax losses that expire after 10 years and $188.2 million (2014: $224.6 million) of tax losses that have no expiry date.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

7.	INCOME AND MINING TAX EXPENSE (continued)

Tax years open for assessments
South Africa [1]	2011-2015
Ghana [2]	All years open
Australia [3]	2011 - 2015
Peru [4]	2011 - 2015

(1)	The South African Tax legislation allows the Revenue Authorities to reopen assessments issued for a period of up to three years after the assessments were issued.
(2)	The Ghanaian Tax Authorities have the right to examine and, if necessary, amend the income tax determined by the relevant Group entity for any year without limitation to the years which may be reassessed.
(3)	The Australian Tax Authorities have the right to examine and, if necessary, amend the income tax determined by the relevant Group entity in the last four years, as from the date the tax returns have been filed.
(4)	The Peruvian Tax Authorities have the right to examine and, if necessary, amend the income tax determined by the relevant Group entity in the last four years, as from the date the tax returns have been filed.

It is possible that the Group will receive assessments during the next twelve months, which may have an effect on unrecognised tax benefits. The Group cannot estimate the amounts of possible changes as a result of an assessment.

8.	(LOSS)/EARNINGS PER SHARE

	Fiscal Year Ended December 31,
	2015	2014	2013
BASIC (LOSS)/EARNINGS PER SHARE
Net loss attributable to Gold Fields shareholders
- Continuing operations	(345.0)	(27.2)	(268.4)
- Discontinued operations *	—	—	20.5

	(345.0)	(27.2)	(247.9)

Weighted average number of shares - continuing operations
Shares outstanding - beginning of year	771,416,491	767,160,263	729,536,813
Weighted average number of shares issued	3,346,660	1,981,608	13,069,913

Weighted average number of shares issued at the end of the year	774,763,151	769,141,871	742,606,726

Basic (loss)/earnings per share
- Continuing operations	(0.45)	(0.04)	(0.36)
- Discontinued operations *	—	—	0.03

*	Basic earnings per share from discontinued operations

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

8.	(LOSS)/EARNINGS PER SHARE (continued)

Basic earnings per share is calculated by dividing the profit attributable to ordinary shareholders from discontinued operations of $nil million (fiscal 2014: $nil and fiscal 2013: $20.5 million) by the weighted average number of ordinary shares in issue in fiscal 2015 of 774,763,151 (fiscal 2014: 769,141,871 and fiscal 2013: 742,606,726).

	Fiscal Year Ended December 31,
	2015	2014	2013
DILUTED (LOSS)/EARNINGS PER SHARE
Net (loss)/earnings attributable to Gold Fields shareholders
- Continuing operations	(345.0)	(27.2)	(268.4)
- Discontinued operations*	—	—	20.5

	(345.0)	(27.2)	(247.9)

Weighted average number of shares - continuing operations
Weighted average number of shares issued at the end of the year	774,763,151	769,141,871	742,606,726
Effect of dilutive securities [1]	—	—	—

	774,763,151	769,141,871	742,606,726

Diluted (loss)/earnings per share
- Continuing operations	(0.45)	(0.04)	(0.36)
- Discontinued operations*	—	—	0.03

*	Diluted earnings per share from discontinued operations

Diluted earnings per share is calculated on the basis of profit attributable to ordinary shareholders from discontinued operations of $nil million (fiscal 2014: $nil and fiscal 2013: $20.5 million) and 774,763,151 shares, being the diluted number of ordinary shares in issue in fiscal 2015 (fiscal 2014: 769,141,871 and fiscal 2013: 742,606,726).

(1)	Dilutive securities comprise the dilutive effect of share options. Refer note 18 for details of share option schemes. In fiscal 2015, 2014 and 2013, due to the loss from continuing operations, the effect of dilutive securities was not considered in the dilutive earnings per share calculation.

9.	DISCONTINUED OPERATIONS AND DISPOSALS

9.1	Discontinued operations

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

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

9.	DISCONTINUED OPERATIONS AND DISPOSALS (continued)

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

December 31, 2013
Product sales	310.7
Costs and expenses	(285.7)

Income before tax and share of equity investee’s profits	25.0
Income and mining tax expense	(5.4)

Income before share of equity investee’s profits	19.6
Share of equity investee’s profits	0.9

Net income	20.5

Property, plant and equipment, net	1,987.3
Non-current investments	187.0
Current assets	285.4
Current liabilities	(234.8)
Non-current liabilities	(1,191.2)

Net carrying value	1,033.7
Net asset value distributed	(1,033.7)

Profit on distribution	—

9.2	Disposal of Chucapaca

During fiscal 2014, Gold Fields sold its 51% interest in Canteras del Hallazgo (entity that housed the Chucapaca exploration project in Peru) to Compañía de Minas Buenaventura S.A.A. Refer note 3(d).

Below is a summary of Chucapaca’s assets and liabilities sold in 2014:

December 31, 2014
Net assets disposed of	8.7
Noncontrolling interest	0.5
Cash received	81.0

Profit on disposal	72.8

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

9.	DISCONTINUED OPERATIONS AND DISPOSALS (continued)

9.3	Assets held for sale

Following the decision to dispose of non-core projects, Arctic Platinum was classified as held for sale and valued at the lower of fair value less cost of disposal or carrying value. The disposal is expected to be completed during fiscal 2016.

	December 31, 2015	December 31, 2014
Arctic Platinum [1]	1.0	31.0

Total assets held for sale	1.0	31.0

(1)	Refer to note 4 for details on the impairment in fiscal 2015.

10.	RECEIVABLES

	December 31, 2015	December 31, 2014
Product sale trade receivables	68.1	86.4
Other trade receivables	3.6	14.0
Deposits	0.2	0.3
Value added tax	43.2	39.9
Payroll debtors	7.2	8.2
Prepayments	40.5	64.2
Other	6.1	13.5

	168.9	226.5

11.	INVENTORIES

	December 31, 2015	December 31, 2014
Ore stockpiles	62.5	100.7
Materials contained on heap leach pads	109.0	109.0
Gold in-process	29.7	38.5
Consumable stores	241.3	273.2

	442.5	521.4

Classified as:
Current assets	294.4	373.3
Long-term assets [1]	148.1	148.1

	442.5	521.4

Refer note 4 for details on the net realizable value write-downs of inventories.

(1)	This amount relates to materials contained on heap leach pads and ore stockpiles that will only be processed at the end of life of mine.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

12.	PROPERTY, PLANT AND EQUIPMENT

	December 31, 2015	December 31, 2014
Cost	7,148.2	7,453.4
Accumulated depreciation and amortization	(3,442.5)	(3,000.1)

	3,705.6	4,453.3

Mining properties, mine development costs, mine plant facilities and mineral interests	3,226.6	3,807.2
Asset retirement costs	84.0	105.7
Other non-mining assets	395.0	540.4

	3,705.6	4,453.3

Included in property, plant and equipment is cumulative capitalized interest, net of amortization, relating to the following assets:

	December 31, 2015	December 31, 2014
South African operations	65.6	67.4
Tarkwa Mine	11.3	9.0
Cerro Corona	40.4	34.5

	117.3	110.9

Depreciation charge on property, plant and equipment for continuing operations amounted to $594.4 million (fiscal 2014: $677.3 million and fiscal 2013: $568.5 million).

Fleet assets in Ghana with a carrying value of $176.6 million have been pledged as security for the $70 million senior secured revolving credit facility. Refer note 16(d).

13.	GOODWILL

	December 31, 2015	December 31, 2014
Balance at beginning of the year	756.3	845.5
Translation adjustment	(177.3)	(89.2)

Balance at end of the year	579.0	756.3

The goodwill arose on the acquisition of South Deep and was attributable to the upside potential of the asset, deferred tax and other factors. The total goodwill has been allocated to South Deep, being the reporting unit where it is tested for impairment.

Goodwill is tested for impairment on an annual basis at the end of each fiscal year. In addition, the Group reviews and tests the carrying value of assets when events or changes in circumstances suggest that the carrying amount of a reporting unit may not be recoverable.

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

Based on management’s assessment, no impairment to the goodwill was required at December 31, 2015. Management’s estimates and assumptions for the goodwill impairment test include:

- Long term gold price of R500,000 per kilogram (US$1,300 per ounce) for the life of mine of 81 years (fiscal 2014: R420,000 per kilogram (US$1,300 per ounce) for the life of mine of 72 years);

- A nominal discount rate of 14.5% (fiscal 2014: 13.0%);

- Fair value, at US$69.0 per ounce (fiscal 2014: US$63.7 per ounce), used for resource with infrastructure;

- Expected future operating costs and capital expenditures to produce proven and probable gold reserves based on mine plans that assume current plant capacity; and

- Expected cash flows associated with value beyond proven and probable reserves.

14.	NON-CURRENT INVESTMENTS

	December 31, 2015	December 31, 2014
Listed investments [a]	7.8	4.4
Unlisted investments	3.1	1.1
Investments held by environmental trust funds [b]	35.0	30.5
Equity investees [c]	129.1	250.5

	175.0	286.5

(a)	Listed investments consist mainly of:

	December 31, 2015		December 31, 2014
	Number of shares	Market value, $ per share	Number of shares	Market value, $ per share
Radius Gold Incorporated	3,625,124	0.05	3,625,124	0.07
Gran Columbia Gold Corporation	63,410	0.11	63,410	0.34
Sibanye Gold	856,330	1.59	856,330	1.92
Orsu Metals Corp.	26,134,919	0.01	26,134,919	0.02
Clancy Exploration Ltd.	17,764,783	0.01	17,764,783	0.01
Tocqueville Bullion Reserve Ltd.	1,339	1,043.64	1,339	1,178.73
Hummingbird Resources	21,258,503	0.19	—	—

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

14.	NON-CURRENT INVESTMENTS (continued)

Details of the listed investments are as follows:

	December 31, 2015	December 31, 2014
Fair value	7.8	4.4
Less: Cost	6.9	3.9

Net unrealized gain	0.9	0.5

The net gain comprises:
Gross unrealized gains	1.1	0.7
Gross unrealized losses	(0.2)	(0.2)

	0.9	0.5

The gross unrealized loss comprises the following number of equity instruments none of which have been in a continuous unrealized loss position for more than 12 months	2	3

Realized gain reclassified from equity on disposal of listed investments ($ million)	—	1.8

Investments acquired during fiscal 2015 comprised Consolidated Woodjam Copper Corporation. The investment comprised of 12,285,463 shares, which were acquired for $0.4 million. No investments were disposed during fiscal 2015.

As a result of the disposal of investments, a realized gain on disposal of listed investments before tax of $nil million (fiscal 2014: $1.8 million) was reclassified out of accumulated other comprehensive income to net income and is included in profit on disposal of investments and subsidiaries in the consolidated statement of operations.

(b)	The environmental trust funds are irrevocable trusts under the Group’s control. The monies in the trusts are invested primarily in interest bearing term deposits and the costs of these investments approximate their fair value. The investments provide for the estimated cost of rehabilitation during and at the end of the life of the Group’s South African and Ghanaian mines. While the asset is under the Group’s control, it is not available for the general purposes of the Group. All income from this asset is reinvested or spent to meet these obligations. These obligations are described in note 17, “Provision for Environmental Rehabilitation”.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

14.	NON-CURRENT INVESTMENTS (continued)

(c)	Equity investees comprise the following:

		Ownership %		Market value
Investment	Description of business	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
Far South East	Exploration	40.0	40.0	128.6	*
Rusoro Mining Limited	Gold mining	26.4	26.4	5.0	1.8
Bezant Resources Plc[1]	Exploration	21.6	21.6	0.5	1.3
Hummingbird Resources Plc[2]	Exploration	—	25.1	—	10.9

*	- Not readily determinable.
(1)	During fiscal 2014, the investment in Bezant Resources Plc was impaired by $7.4 million to its fair value, as determined by its quoted market price. This impairment is considered other than temporary as the carrying value has been below the fair value for an extended period of time.
(2)	During fiscal 2014, Gold Fields acquired a 25.1% interest in Hummingbird Resources Plc (Refer note 3(c) for further details).

On July 1, 2015, the Group’s holding was diluted from 25.1% to 19.9% following the issue of new shares by Hummingbird. In line with the Group’s accounting policy, this resulted in Hummingbird no longer being accounted for as an equity-accounted investee and was re-classified to available-for-sale financial investments from July 1, 2015. Refer note 4 for details of impairment.

Carrying amount	December 31, 2015	December 31, 2014
Far South East	128.6	230.0
Rusoro Mining Limited	—	—
Bezant Resources Plc	0.5	1.3
Hummingbird Resources Plc	—	19.2

Total	129.1	250.5

Far South East

	December 31, 2015	December 31, 2014
Gold Fields interest in FSE on December 31, 2015 was 40.0% (2014: 40.0%).
Opening balance	230.0	230.0
Accumulated equity contribution	75.4	72.1
Impairment	(101.4)	—
Share of accumulated losses brought forward	(72.1)	(68.5)
Share of losses recognized for the year	(3.3)	(3.6)

Closing balance	128.6	230.0

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

15.	ACCOUNTS PAYABLE AND PROVISIONS

	December 31, 2015	December 31, 2014
Trade payables	155.3	170.2
Accruals	168.7	212.1
Payroll and other compensation	46.8	48.9
Leave pay accrual	34.5	37.9
Short-term portion of the South Deep Dividend liability	1.3	1.7
Other [1]	9.6	27.7

	416.2	498.5

(1)	Included in other payables is $1.5 million (fiscal 2014: $10.3 million) relating to oil derivative contracts. Refer note 19 for further details.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

16.	SHORT-TERM AND LONG-TERM LOANS

The terms and conditions of outstanding loans are as follows:

Facility	Notes	December 31, 2015	December 31, 2014	Borrower	Interest rate	Commitment fee	Maturity date
$200 million non-revolving senior secured term loan	(a)	—	—	La Cima	LIBOR plus 2.00%	—	December 19, 2014
$200 million revolving senior secured credit facility [1]	(b)	42.0	42.0	La Cima	LIBOR plus 1.63%	0.65%	December 19, 2017
$1 billion Notes issue [2,3]	(c)	992.6	991.3	Orogen	4.875%	—	October 7, 2020
$70 million senior secured revolving credit facility [4]	(d)	45.0	35.0	Ghana	LIBOR plus 2.40%	1.00%	May 6, 2017
$1,510 million term loan and revolving credit facilities [5]	(e)	724.0	626.0
- Facility A ($75 million)		—	75.0	Orogen	LIBOR plus 2.45%	—	November 28, 2015
- Facility A ($45 million)		45.0	45.0	Orogen	LIBOR plus 2.45%	—	November 28, 2017
- Facility B ($720 million)		150.0	—	Orogen	LIBOR plus 2.25%	0.90%	November 28, 2017
- Facility C ($670 million)		529.0	506.0	Orogen	LIBOR plus 2.00%	0.80%	November 28, 2017
R1,500 million Nedbank revolving credit facility [6]	(f)	—	129.8	GFIJVH/GFO	JIBAR plus 2.50%	0.85%	March 7, 2018
Rand revolving credit facilities[7]	(g)
- R500 million Rand Merchant Bank revolving credit facility		—	21.6	GFIJVH/GFO	JIBAR plus 2.50%	1.00%	June 19, 2016
- R500 million Standard Bank revolving credit facility		—	—	GFIJVH/GFO	JIBAR plus 2.75%	1.05%	December 20, 2016
Short-term rand uncommitted credit facilities [8]	(h)	16.7	65.2	—	—	—	—

Total loans		1,820.3	1,910.9
Short-term loans and current portion of long-term loans		(16.7)	(140.2)

Total long-term loans		1,803.6	1,770.7

(1)	Borrowings under the revolving senior secured credit facility are secured by first-ranking assignments of all rights, title and interest in all of La Cima’s concentrate sale agreements. In addition, the offshore and onshore collection accounts of La Cima are subject to an account control agreement and a first-ranking charge in favour of the lenders. This facility is non-recourse to the rest of the Group.

The total amount available under this facility at December 31, 2015 was $150.0 million (2014: $75.0 million)

At December 31, 2015, La Cima did not meet certain covenants specified in the revolving senior secured credit facility agreement. The lenders subsequently waived their rights and entitlements arising from the failiure of La Cima to meet the specific covenants.

(2)	The balance is net of unamortised transaction costs amounting to $7.4 million which will unwind over the remaining period of the notes as an interest expense.

The payment of all amounts due in respect of the Notes is unconditionally and irrevocably guaranteed by Gold Fields Limited (“Gold Fields”), Sibanye Gold (up to April 24, 2015), Gold Fields Operations Limited (“GFO”) and Gold Fields Holdings Company (BVI) Limited (“GF Holdings”) (collectively “the Guarantors”), on a joint and several basis.

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

Subsequent to year-end, on February 19, 2016, Gold Fields Australasia (Proprietary) Limited (“GFA”) announced an offer to purchase $200.0 million of its Notes at discounts of 17% to the original value. GFA would pay a minimum of $830 for every $1,000 of the securities. GFA announced that it has accepted for purchase an aggregate principal amount of Notes equal to $147.6 million at the purchase price of $880 per $1,000 in principal amount of Notes. GFA intends to hold the notes acquired until their maturity on October 7, 2020. The purchase of the notes amounting to $147.6 million was financed by drawing down under the $1,510 million term loan and revolving credit facilities.

(3)	As part of the unbundling of Sibanye Gold in 2013, an indemnity agreement (“the Indemnity Agreement”) was entered into between the Guarantors, pursuant to which the Guarantors (other than Sibanye Gold) hold Sibanye Gold harmless from and against any and all liabilities and expenses which may be incurred by Sibanye Gold under or in connection with the Notes, including any payment obligations by Sibanye Gold to the noteholders or the trustee of the Notes pursuant to the guarantee of the Notes, all on the terms and subject to the conditions contained therein.

In March 2015, Gold Fields approached the noteholders through a consent solicitation process to release Sibanye Gold of its obligation as a guarantor under the Notes. On April 22, 2015 the noteholders approved the various resolutions to release Sibanye Gold as a guarantor. The release became effective on 24 April 2015 when all the conditions to the extraordinary resolution were met.

(4)	Borrowings under the facility are guaranteed by Gold Fields Ghana Limited and Abosso Goldfields Limited. Borrowings under this facility are also secured by the registration of security over certain fleet vehicles owned by GF Ghana and Abosso (“Secured Assets”). In addition, the lenders are noted as first loss payees under the insurance contracts in respect of the Secured Assets and are assigned the rights under the maintenance contracts between certain suppliers of the Secured Assets. This facility is non-recourse to the rest of the Group.

Fleet assets in Ghana amounting to $176.6 million (2014: $176.6 million) have been pledged as security for this facility.

(5)	Borrowings under these facilities are guaranteed by Gold Fields, GF Holdings, Orogen, GFO and GFIJVH. $75.0 million of Facility A matured on November 28, 2015, resulting in the total facility capacity available at December 31, 2015, to be $1,435.0 million.

(6)	Borrowings under this facility are guaranteed by Gold Fields, GFO, GF Holdings, Orogen and GFIJVH.

(7)	Borrowings under these facilities are guaranteed by Gold Fields, GFO, GF Holdings, Orogen and GFIJVH.

(8)	The Group utilised uncommitted loan facilities from some of the major banks to fund the capital expenditure and working capital requirements of the South African operation. These facilities have no fixed terms, are short-term in nature and interest rates are market related. Borrowings under these facilities are guaranteed by Gold Fields.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

16.	SHORT-TERM AND LONG-TERM LOANS (continued)

	December 31, 2015	December 31, 2014
(a) $200 million non-revolving senior secured term loan
Balance at beginning of the year	—	70.0
Repayments	—	(70.0)

Balance at end of the year	—	—

(b) $200 million revolving senior secured credit facility
Balance at beginning of the year	42.0	—
Loans advanced	—	42.0

Balance at end of the year	42.0	42.0

(c) $1 billion notes issue
Balance at beginning of the year	991.3	990.0
Unwinding of transaction costs	1.3	1.3

Balance at end of the year	992.6	991.3

(d) $70 million senior secured revolving credit facility
Balance at beginning of the year	35.0	35.0
Loans advanced	10.0	35.0
Repayments	—	(35.0)

Balance at end of the year	45.0	35.0

(e) $1,510 million term loan and revolving credit facility
Balance at beginning of the year	626.0	773.5
Loans advanced	400.0	41.5
Repayments	(302.0)	(189.0)

Balance at end of the year	724.0	626.0

(f) R1,500 million Nedbank revolving credit facility
Balance at beginning of the year	129.8	145.1
Repayments	(129.0)	—
Translation adjustment	(0.8)	(15.3)

Balance at end of the year	—	129.8

(g) Rand revolving credit facilities
Balance at beginning of the year	21.6	—
Loans advanced	—	46.2
Repayments	(21.5)	(21.6)
Translation adjustment	(0.1)	(3.0)

Balance at end of the year	—	21.6

(h) Short-term rand uncommitted credit facilities
Balance at beginning of the year	65.2	46.5
Loans advanced	96.0	299.2
Repayments	(141.8)	(276.2)
Translation adjustment	(2.7)	(4.3)

Balance at end of the year	16.7	65.2

Total borrowings	1,820.3	1,910.9

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

16.	SHORT-TERM AND LONG-TERM LOANS (continued)

Debt maturity ladder

The combined aggregate maturities of short and long-term loans for each of the next five years at December 31, 2015 and December 31, 2014 is tabulated below:

Maturity	December 31, 2015	December 31, 2014
1 year	16.7	140.2
2 years	811.0	21.6
3 years	—	628.0
4 years	—	129.8
5 years and thereafter	992.6	991.3

	1,820.3	1,910.9

17.	PROVISION FOR ENVIRONMENTAL REHABILITATION

The Group has made, and expects to make in the future, expenditures to comply with environmental laws and regulations, but cannot predict the full amount of such future expenditures. Estimated future reclamation costs are based principally on legal and regulatory requirements. The following is a reconciliation of the total liability for environmental rehabilitation:

	December 31, 2015	December 31, 2014
Provision for environmental rehabilitation
Opening balance	300.1	269.2
Change in estimates	(6.2)	36.7
Liabilities settled	(9.8)	(2.8)
Accretion of liability	13.9	15.4
Foreign currency translation adjustment	(22.3)	(18.4)

Closing balance	275.7	300.1

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

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

17.	PROVISION FOR ENVIRONMENTAL REHABILITATION (continued)

The provision is calculated using the following undiscounted closure cost estimates:

	December 31, 2015	December 31, 2014
South Africa	29.0	32.3
Ghana	91.5	89.4
Australia	186.0	212.7
Peru	46.7	56.4

Total closure cost estimate [1]	353.2	390.8

(1)	Includes discounting of $77.5 million in the year ended December 31, 2015 (December 31, 2014: $90.7 million) in order to reconcile the gross closure cost estimate of $353.2 million (December 31, 2014: $390.8 million) to the provision for environmental rehabilitation of $275.7 million (December 31, 2014: $300.1 million)

18.	EMPLOYEE BENEFIT PLANS

18.1	Retirement benefits

Contributions to the various retirement schemes are fully expensed during the year in which they are incurred. The cost of providing retirement benefits for the Company’s defined contribution plans for the fiscal year ended December 31, 2015 is $32.8 million (fiscal 2014: $35.4 million and fiscal 2013: $32.3 million).

18.2	Share option schemes—equity settled

The Company maintains stock plans (the Gold Fields Limited 2012 Share Plan and the Gold Fields Limited 2005 Share Plan) but no grants were awarded during fiscal 2015 and fiscal 2014 under these plans following the introduction of the Long-term Incentive Plan (“LTIP”) (refer note 18.3). The details of these plans are discussed below.

The charge for share-based compensation has been recognized in the statement of operations under the captions production costs, corporate expenditure and exploration expenditure. The cost for continuing operations for the fiscal year ended December 31, 2015 is $10.9 million (fiscal 2014: $26.0 million and fiscal 2013: $40.5 million) and for discontinued operations is $nil (fiscal 2014: $nil and fiscal 2013: $4.6 million).

The following information on share-based compensation expense is available for each plan:

	December 31, 2015	December 31, 2014	December 31, 2013
	Continuing operations	Continuing operations	Continuing operations	Discontinued operations
(a) The Gold Fields Limited 2012 Share Plan
- Performance shares	8.2	12.0	18.8	1.1
- Bonus shares	2.7	12.3	11.9	0.8
(b) The Gold Fields Limited 2005 Share Plan	—	1.7	9.8	2.7

Total share-based compensation	10.9	26.0	40.5	4.6

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

18.	EMPLOYEE BENEFIT PLANS (continued)

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

(a) The Gold Fields Limited 2012 Share Plan: At the annual general meeting on May 14, 2012 shareholders approved the adoption of the Gold Fields Limited 2012 Share Plan to replace the Gold Fields Limited 2005 Share Plan. The plan provided for two methods of participation, namely the Performance Share Method, or PS and the Bonus Share Method, or BS . This plan sought to attract, retain, motivate and reward participating employees on a basis which sought to align the interests of such employees with those of the Company’s shareholders. No allocations of options under this plan were made during fiscal 2015 and fiscal 2014 following the introduction of the Long-term Incentive Plan (“LTIP”) (refer note 18.3). Currently the last vesting date is December 20, 2016.

The salient features of the plan were:

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

Details of the Performance shares and Bonus shares granted under this Plan are as follows:

	Number of Performance shares	Number of Bonus shares
Outstanding at December 31, 2012	4,262,170	792,376
Spin-off of Sibanye Gold - forfeited	(1,562,498)	(241,023)
Additional shares awarded due to spin-off of Sibanye	396,229	—
Granted during the year	5,310,968	2,018,771
Exercised and released	(515,025)	(1,314,156)
Forfeited	(1,862,128)	(373,896)

Outstanding at December 31, 2013	6,029,716	882,072
Granted during the year	—	4,000,559
Exercised and released	(834,010)	(2,167,802)
Forfeited	(879,049)	(552,907)

Outstanding at December 31, 2014	4,316,657	2,161,922
Exercised and released	(1,704,704)	(2,094,343)
Forfeited	(165,031)	(67,579)

Outstanding at December 31, 2015	2,446,922	—

None of the outstanding options of 2,446,922 above have vested at year-end.

A future trading model is used to estimate the loss in value to the holders of Bonus Shares due to trading restrictions. The actual valuation is developed using a Monte-Carlo analysis of the future share price of Gold Fields, the assumptions were as follows:

	December 31, 2015	December 31, 2014
Weighted average historical volatility (based on a statistical analysis of the share price on a weighted moving average basis for the expected term of the option)	—	43.5%
Expected term (months)	—	9 - 18
Dividend yield	—	0.60%
Weighted average three year risk free interest rate (based on SA interest rates)	—	5.50%
Weighted average fair value (South African rand)	—	40.28

(b) The Gold Fields Limited 2005 Share Plan: At the annual general meeting held on November 17, 2005, the shareholders approved The Gold Fields Limited 2005 Share Plan, or the 2005 Plan, under which employees, including executive directors, would be compensated going forward. The 2005 Plan provided for two types of awards: performance vesting restricted shares, or PVRS, and performance allocated share appreciation rights, or SARS. This plan sought to attract, retain, motivate and reward participating employees on a basis which sought to align the interests of such employees with those of the Company’s

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

Details of the PVRS and SARS granted under this Plan are as follows:

	Number of PVRS	Number of SARS	Average price $
Outstanding at December 31, 2012	4,986,216	4,318,909	12.53
Spin-off of Sibanye Gold - forfeited	(2,221,264)	(1,077,878)	11.99
Additional shares awarded due to spin-off of Sibanye	538,562	465,346	10.72
Exercised and released	(1,857,614)	—	—
Forfeited	(214,929)	(554,649)	10.61

Outstanding at December 31, 2013	1,230,971	3,151,728	8.89
Exercised and released	(1,217,700)	—	—
Forfeited	(13,271)	(1,333,467)	8.62

Outstanding at December 31, 2014	—	1,818,261	7.89
Forfeited	—	(793,083)	7.34

Outstanding at December 31, 2015	—	1,025,178	6.03

In terms of the 2005 Plan rules, SARS expire no later than six years from the grant date and vested three years after grant date. The average exercise price for SARS outstanding at December 31, 2015 was $6.03

During the year ended December 31, 2013 some share appreciation rights’ expiry dates were extended to enable participants who were disadvantaged due to the closed period to be placed in an equitable position. There was no incremental share-based compensation resulting from this modification. No expiry dates were extended during fiscal 2015 and 2014.

The following executive directors were affected by the modification:

December 31, 2013	Number of options	Average instrument price $	Contractual life extended by (years)
NJ Holland	121,428	8.21	0.16
PA Schmidt	75,082	8.56	0.17

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

18.	EMPLOYEE BENEFIT PLANS (continued)

The following tables summarize information relating to the options outstanding at December 31, 2015 and December 31, 2014.

	Outstanding SARS at December 31, 2015
	Price range $	Number of options	Contractual life (in years)	Weighted average exercise price $
Range of prices	3.97 - 5.63	448,296	0.22	5.03
	5.64 - 7.28	33,641	0.60	5.86
	7.29 - 8.94	531,720	1.35	6.84
	8.95 - 10.60	11,521	2.01	7.84

Total		1,025,178	0.84	6.03

	Outstanding SARS at December 31, 2014
	Price range	Number of options $	Contractual life (in years)	Weighted average exercise price $
Range of prices	5.19 - 7.35	580,833	1.22	6.56
	7.36 - 9.51	454,131	0.33	8.17
	9.52 - 11.68	769,159	2.33	8.94
	11.69 - 13.84	14,138	3.01	10.25

Total		1,818,261	1.48	7.89

The PVRS have not been included in the table above as they vest automatically after three years and are granted for no consideration.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

18.	EMPLOYEE BENEFIT PLANS (continued)

18.3 Long-term incentive plan—liability-settled

On March 1, 2014, the Remuneration Committee approved the Gold Fields Limited Long-term cash incentive plan (“LTIP”). The plan provides for key senior managers to receive a cash award conditional on the achievement of specified performance conditions relating to total shareholder return and free cash flow margin. The conditions are assessed over the performance cycle which runs over three calendar years. The estimated expense associated with awards issued under this plan is recorded over the service period from the date of award to the payment date. The expected timing of the cash outflows in respect of each grant is at the end of three years after the original award was made.

The charge for the LTIP has been recognized in the statement of operations under the captions production costs, corporate expenditure, exploration expenditure and other expenses. The cost for the fiscal year ended December 31, 2015 is $5.3 million (fiscal 2014: $8.7 million and fiscal 2013: $nil)

	December 31, 2015	December 31, 2014
Long-term cash incentive plan
Opening balance	8.3	—
Charge to statement of operations	5.3	8.7
Translation adjustment	(1.0)	(0.4)

Closing balance	12.6	8.3

The fair value of the awards made under this plan are valued using the Monte Carlo simulation model. The inputs to the model were as follows:

	December 31, 2015	December 31, 2014
Weighted average historical volatility (based on a statistical analysis of the share price on a weighted moving average basis for the expected term of the option)	45.2%	44.4%
Expected term (years)	3	3
Three year risk free interest rate (based on US interest rates)	1.5%	2.2%

19.	DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE AND CREDIT RISK OF FINANCIAL INSTRUMENTS

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

Concentration of labor

About three quarters of the Group’s total workforce is unionized (76%), but patterns of union participation vary considerably between locations. Each of the Group’s regions have the following levels of union participation within their workforce:

- Peru 10%

- Australia 0%

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

As at December 31, 2015 and 2014, Gold Fields did not hold any derivative instruments to protect its exposure to adverse movements in gold and copper commodity prices.

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

LME copper prices averaged $5,376 per ton during the year ended December 31, 2015 (December 31, 2014: $6,861 and December 31, 2013: $7,324 per ton), compared with the Company’s recorded average price, net of refining charges, of $4,787 per ton (December 31, 2014: $6,827 and December 31, 2013: $6,575). The applicable three month copper price at December 31, 2015 was $4,650 per ton, before taking into account refining charges. During the fiscal year ended December 31, 2015, changes in copper prices resulted in a provisional pricing mark-to-market loss of $1.6 million (December 31, 2014: loss of $8.1 million and December 31, 2013: loss of $7.9 million) (included in revenue).

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

The estimated fair values of the Group’s financial instruments are:

	December 31, 2015		December 31, 2014
	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Cash and cash equivalents	440.0	440.0	458.0	458.0
Receivables	85.2	85.2	122.4	122.4
Non-current investments	175.0	180.0	286.5	279.9
Financial liabilities
Long-term loans	1,803.6	1,569.8	1,770.7	1,614.4
Accounts payable and provisions	381.7	381.7	460.6	460.6
Interest payable	11.4	11.4	11.2	11.2
Short-term loans and current portion of long-term loans	16.7	16.7	140.2	140.2
Other non-current liabilities	6.5	6.5	9.1	9.1

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

Items listed below are included in the financial assets and liabilities total above:

	Fair value at December 31, 2015
	Total	Level 1	Level 2	Level 3
Assets:
Listed investments	7.8	7.8	—	—
Trade receivable from provisional copper concentrate sales, net	3.1	—	3.1	—

	10.9	7.8	3.1	—

Liabilities:
Oil derivative contracts	1.5	—	1.5	—

	Fair value at December 31, 2014
	Total	Level 1	Level 2	Level 3
Assets:
Listed investments	4.4	4.4	—	—
Trade receivable from provisional copper concentrate sales, net	29.5	—	29.5	—

	33.9	4.4	29.5	—

Liabilities:
Oil derivative contracts	10.3	—	10.3	—

The Group’s listed investments comprise equity investments in listed entities and are therefore valued using quoted market prices in active markets and classified within level 1 of the fair value hierarchy. The fair value of the listed investments is the product of the quoted market price and the number of shares held.

The Group’s net trade receivable from provisional copper and gold concentrate sales in La Cima (Cerro Corona) is valued using quoted market prices based on the forward price on the London Metal Exchange and classified within level 2 of the fair value hierarchy.

The Group’s financial instruments valued using pricing models are classified within level 2 of the fair value hierarchy. Where possible, the values produced by the valuation models are verified to market prices. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility and correlations of such inputs.

The Group recognises transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred. There were no transfers during the years ended December, 31 2015 and 2014.

Derivative contracts

On September 10, 2014, Gold Fields Australia (Pty) Limited entered into a Singapore Gasoil 10ppm cash settled swap transaction contract for a total of 136,500 barrels, effective September 15, 2014 until March 31, 2015 at a

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

fixed price of US$115.00 per barrel. The 136,500 barrels are based on 50% of usage for the seven month period September 2014—March 2015. Brent Crude at the time of the transaction was US$99.10 per barrel.

On November 26, 2014, Gold Fields Australia (Pty) Limited entered into further Singapore Gasoil 10ppm cash settled swap transaction contracts. A contract for 63,000 barrels for the period January—March 2015 was committed at a fixed price of US$94.00 per barrel, and a further 283,500 barrels was committed at a price of US$96.00 per barrel for the period April—December 2015. Brent Crude at the time of the transaction was US$78.50 per barrel.

As at December 31, 2015, the fair value of these oil derivative contracts was negative $1.5 million (December 31, 2014: negative $10.3 million). This amount is included in accounts payable and provisions (refer note 15).

20. ADDITIONAL CASH FLOW INFORMATION
(a)	Supplemental cash flow disclosures
	The following amounts were included in cash flows from operations:
		Fiscal year Ended December 31,
		2015	2014	2013
	Royalties paid	76.9	88.8	99.9
	Income and mining taxes paid	118.4	105.3	298.2
	Interest paid after capitalization	70.2	79.6	71.1

(b)	Non cash-items
	Marked to market gain/(loss) of listed investments	0.4	6.9	(1.3)
	Sibanye Gold spin-off (refer note 9.1), excluding cash transferred	—	—	927.3
	Shares issued on acquisition of Barrick Yilgarn assets (refer note 3(b))	—	—	127.3
	Disposal of Yanfolila for acquisition of Hummingbird:	—	5.1	—
	Disposal of Yanfolila (refer note 3(c))	—	(16.0)	—
	Acquistion of investment in Hummingbird (refer note 3(c))	—	21.1	—

21.	COMMITMENTS

	December 31, 2015	December 31, 2014
Capital commitments
Contracted for	48.9	120.5
Lease commitments
Operating leases
Less than 12 months	2.6	3.1
12 - 36 months	3.1	3.5
36 - 60 months	1.3	0.8
After 60 months	—	—

Total	7.0	7.4

Included in net income are operating lease charges amounting to $2.7 million (fiscal 2014: $3.2 million and fiscal 2013: $4.5 million).

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

21.	COMMITMENTS (continued)

Guarantees and other commitments

The Group also provides environmental obligation guarantees with respect to its South African and Ghanaian operations. These guarantees, amounting to $59.0 million at December 31, 2015 (December 31, 2014: $67.0 million) have not been included in the amount of guarantees of $nil million (December 31, 2014: $0.1 million) because they are fully provided for under the related provision for environmental rehabilitation.

Capital commitments will be funded from internal cash resources and borrowings as necessary. All the contracted capital expenditure as at December 31, 2015 and December 31, 2014 relates to obligations within the next 12 months. The expenditure relates to mining development, infrastructure and hostel upgrades.

22.	CONTINGENT LIABILITIES

Randgold & Exploration summons

On August 21, 2008, Gold Fields Operations Limited (“GFO”), formerly known as Western Areas Limited (“WAL”), a subsidiary of Gold Fields Limited, received a summons from Randgold and Exploration Company Limited (“R&E”) and African Strategic Investment (Holdings) Limited. The summons claims that during the period that GFO was under the control of Brett Kebble, Roger Kebble and others, WAL assisted in the unlawful disposal of shares owned by R&E in Randgold Resources Limited, or Resources, and Afrikander Lease Limited, now Uranium One.

The claims have been computed in various ways. The highest claims have been computed on the basis of the highest prices of Resources and Uranium One between the dates of the alleged thefts and March 2008 (between approximately $700 million and $800 million (between R11 billion and R12 billion)). The alternative claims have been computed on the basis of the actual amounts allegedly received by GFO to fund its operations (approximately R519 million or $34 million).

During quarter three of 2015, simultaneously with delivering its plea, GFO joined certain third parties to the action (namely JCI Limited, JC Lamprecht, RAR Kebble and the deceased and insolvent estate of BK Kebble), in order to enable it to claim compensation against such third parties in the event that the plaintiffs are successful in one or more of their claims. In addition, notices in terms of section 2(2)(b) of the Apportionment of Damages Act, 1956, were served on various parties by GFO, in order to enable it to make a claim for a contribution against such parties in terms of the Apportionment of Damages Act, should the plaintiffs be successful in one or more of its claims.

It should be noted that the claims lie only against GFO, whose only interest is a 50% stake in the South Deep mine. This alleged liability is historic and relates to a period of time prior to the Group purchasing the company.

GFO’s assessment remains that it has sustainable defences to these claims and, accordingly, GFO’s attorneys were instructed to vigorously defend the claims.

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

tuberculosis, a combination of the two and chronic obstructive airways disease (“COAD”) as well as noise induced hearing loss (“NIHL”). The Occupational Diseases in Mines and Works Act, 78 of 1973 (“ODMWA”) governs the compensation paid to mining employees who contract certain illnesses, such as silicosis. In 2011, the South African Constitutional Court ruled that a claim for compensation under ODMWA does not prevent employees from seeking compensation from their employer in a civil action under common law (either as individuals or as a class). While issues such as negligence and causation need to be proved on a case by case basis, it is possible that such ruling could expose Gold Fields to claims related to occupational hazards and diseases (including silicosis), which may be in the form of a class or similar group action. If Gold Fields were to face a significant number of such claims and the claims were suitably established against it, the payment of compensation for the claims could have a material adverse effect on Gold Fields’ results of operations and financial condition. In addition, Gold Fields may incur significant additional costs arising out of these issues, including costs relating to the payment of fees, levies or other contributions in respect of compensatory or other funds established (if any) and expenditures arising out of its efforts to resolve any outstanding claims or other potential action.

During 2012 and 2014, two court applications were served on Gold Fields and its subsidiaries (as well as other mining companies) by various applicants purporting to represent classes of mine workers (and, where deceased, their dependants) who were previously employed by or who are employees of, amongst others, Gold Fields or any of its subsidiaries and who allegedly contracted silicosis and/or tuberculosis.

These are applications in terms of which the court is asked to certify a class action to be instituted by the applicants on behalf of the classes of affected people. According to the applicants, these are the first and preliminary steps in a process where, if the court were to certify the class action, the applicants will in the second stage, bring an action wherein they will attempt to hold Gold Fields and other mining companies liable for silicosis and/or tuberculosis and the resultant consequences. The applicants contemplate dealing in the second stage with what the applicants describe as common legal and factual issues regarding the claims arising for the whole of the classes. If the applicants are successful in the second stage, they envisage that individual members of the classes could later submit individual claims for damages against Gold Fields and the other mining companies. These applications do not identify the number of claims that could be instituted against Gold Fields and the other mining companies or the quantum of damages the applicants may seek.

Gold Fields has opposed the applications.

The two class actions were consolidated into one application on October 17, 2014. In terms of the consolidated application, the court is asked to allow the class actions to be certified. The consolidated application was heard during the weeks of 12 and 19 October 2015. Judgment has been reserved. If certification is granted, it will be the first step in a process whereby the applicants will, on behalf of the class or classes, seek to hold Gold Fields and the other mining companies liable for silicosis and/or tuberculosis and the resultant consequences. Any such claims will be defended.

In addition to the consolidated application, an individual action has been instituted against Gold Fields and one other mining company in terms of which the Plaintiff claims approximately $2 million (R25 million) in damages (and interest on that amount at 15.5% from May 2014 to date of payment and costs) arising from his alleged contraction of silicosis which he claims was caused by the defendants. Gold Fields has entered an appearance to defend the individual action and has pleaded to the claim. In January 2014, the plaintiff delivered an application to join three other mining companies (including the owners of Gold Fields’ South Deep operation) to the action. The joinder was effected and Gold Fields delivered a revised plea on behalf of the joined Gold Fields defendants. The plaintiff has since applied to amend his particulars of claim which

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

22.	CONTINGENT LIABILITIES (continued)

amendment is being opposed. Whilst the plaintiff enrolled the trial for hearing on May 23, 2016, the matter has been removed from the trial roll. Gold Fields is proceeding with trial preparation in the normal course.

The ultimate outcome of these matters cannot presently be determined and, accordingly, no adjustment for any effects on the Company that may result from these actions, if any, has been made in the consolidated financial statements.

Acid mine drainage

Acid mine drainage (“AMD”) or acid rock drainage (“ARD”), collectively called acid drainage (“AD”) is formed when certain sulphide minerals in rocks are exposed to oxidising conditions (such as the presence of oxygen, combined with water). AD can occur under natural conditions or as a result of the sulphide minerals that are encountered and exposed to oxidation during mining or during storage in waste rock dumps, ore stockpiles or tailings dams. The acidic water that forms, usually contains iron and other metals if they are contained in the host rock.

Gold Fields has identified incidences of AD, and the risk of potential short-term and long-term AD issues, specifically at its Cerro Corona, South Deep and Damang mines and, at currently immaterial levels, its Tarkwa and St Ives mines. The AD issues at Damang mine are confined to the Rex open pit.

Gold Fields commissioned additional technical studies during 2015 to identify the steps required to prevent or mitigate the potentially material AD impacts at its Cerro Corona, Damang and South Deep operations, but none of these studies have allowed Gold Fields to generate a reliable estimate of the total potential impact on the Company. Gold Fields mine closure cost estimates for 2015 contain costs for the aspects of AD management which the company has reliably been able to cost.

Gold Fields continues to investigate technical solutions at both its South Deep, Cerro Corona and Damang mines to better inform appropriate short- and long-term mitigation strategies for AD management and to work towards a reasonable cost estimate of these potential issues. Further studies are planned for 2016.

No adjustment for any effects on the Company that may result from potentially material (mainly post-closure) AD impacts at South Deep and Cerro Corona has been made in the consolidated financial statements, other than through the Group’s normal environmental rehabilitation provisions (refer note 17).

Native title claim

Gold Fields advised the market on July 7, 2015 that a decision had been handed down by a single judge of the Federal Court of Australia on July 3, 2015, in which the court had accepted the submissions of the Ngadju People that the re-grant of certain St. Ives’ tenements by the State of Western Australia in 2004 was not compliant with the correct processes set out in the Native Title Act 1993 (Cth), and as such, the re-granted tenements were inconsistent with the Ngadju People’s natives title rights.

The decision did not affect the grant of mining tenure to St. Ives under the Mining Act 1978 (WA). St. Ives still validly holds all of the tenements which underpin its mining operations at St. Ives, and as these proceedings are not an action against St. Ives for failure to take certain steps, the Court has no ability to impose any sort of penalty against St. Ives.

On March 29, 2016, Gold Fields announced that the full court of the Federal Court of Australia overturned its July 2015 decision. As such, the Federal Court confirmed that St. Ives’ re-granted tenements were valid for the purposes of the Native Title Act. In addition, the Federal Court found that although St. Ives and the Ngadju People have coexisting tenement holder rights, the rights of St. Ives would prevail in the event that any inconsistencies materialize. It is not clear whether the Ngadju People will appeal this decision.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

22.	CONTINGENT LIABILITIES (continued)

Gold Fields remains strongly of the view that it has at all times complied with its obligations under the Native Title Act 1993 (Cth) in respect of its dealings with these tenements. The Company will take all steps necessary to ensure that the St. Ives operations are unaffected while this matter is resolved.

Accordingly, no adjustment for any effects on the Company that may result from the proceedings, if any, has been made in the consolidated financial statements.

Regulatory Investigations

On June 22, 2015, Gold Fields notified Shareholders that it had been informed by the Foreign Corrupt Practices Act Unit of the United States Securities Exchange Commission (the Commission) that it has concluded its investigation in connection with the Black Economic Empowerment (BEE) transaction related to South Deep and, based on the information available to them, would not recommend to the Commission that enforcement action be taken against Gold Fields.

The notice was provided under the guidelines set out in the final paragraph of the Securities Act Release No 5310, which states in part that the notice “must in no way be construed as indicating that the party has been exonerated or that no action may ultimately result from the staff’s investigation.

In South Africa, in 2013 the Directorate for Priority Crime Investigation (the Hawks) informed the Company that it has started a preliminary investigation into the BEE transaction to determine whether or not to proceed with a formal investigation, following a complaint by the Democratic Alliance, a political party in South Africa. The investigation is still in process and it is not possible to determine what effect the ultimate outcome of this investigation any regulatory findings and any related developments on the Company or the timing thereof.

Accordingly, no adjustment for any effects on the Company that may result from the outcome of these investigations, if any, has been made in the consolidated financial statements.

23.	LINES OF CREDIT

The Group has unused lines of committed credit facilities available amounting to $1,009.5 million at December 31, 2015 (December 31, 2014: $1,016.9 million) with the following expiry dates.

	December 31, 2015	December 31, 2014
- within one year	66.2	—
- later than one year and not later than two years	844.0	64.9
- later than two years and not later than three years	99.3	—
- later than three years and not later than five years	—	952.0

	1,009.5	1,016.9

24.	RELATED PARTY TRANSACTIONS

None of the directors or officers of Gold Fields or any associate of such director or officer is currently or has been at any time during the past three fiscal years indebted to Gold Fields.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

25.	SUBSEQUENT EVENTS

Restructuring of $1 billion Notes issue

Refer to note 16 for further details.

La Cima debt covenant

Refer to note 16 for further details.

Accelerated equity raising

Gold Fields successfully completed a $150.0 million (R2.3 billion) accelerated equity raising by way of a private placement (“the Placing”) to institutional investors.

The offer was significantly oversubscribed and a total number of 38,857,913 new Gold Fields shares were placed at a price of R59.50 per share which represents a discount of 6.0% to the 30-day volume weighted average traded price, for the period ended March 17, 2016 and a 0.7% discount to the 50-day moving average.

The net proceeds from the Placing will be applied to the existing $1,510 million term loan and revolving credit facilities that was utilised to purchase the notes amounting to $147.6 million, as described in note 16.

Native title claim

Refer to note 22 for further details.

Development Agreement

On March 17, 2016, the Parliament of Ghana ratified development agreements between Gold Fields Ghana, Abosso and the Government of Ghana. Parliamentary proceedings leading to the ratification were officially published on Parliament’s website on March 21, 2016. The development agreements provide for the stabilization of the tax regime that was in effect on January 1, 2016. The development agreements also provide for, among other things, a fixed tax rate of 32.5%, beginning on March 17, 2016, and exemption from certain import duties. In addition, Gold Fields is to pay royalties on a sliding scale, replacing the current fixed rate, with effect from January 1, 2017. Additionally, under the development agreements, Gold Fields agreed to forgo the previous exemptions from withholding tax under the Deed of Warranty between Abosso and the Government of Ghana and the Project Development Agreement between Gold Fields Ghana and the Government of Ghana. Under the old Abosso Deed of Warranty, there was no withholding tax applicable on payments from the external account in connection with interest and other borrowing costs/fees, payments to suppliers, consultants and contractors of goods or services and dividends to external shareholders. With respect to the Tarkwa Project Development Agreement, there was no withholding tax on dividends and capital repayments to non-resident shareholders, interest, commitment or other fee or capital redemption payment in foreign currency from non-Ghana resident lenders.

Under the development agreements, Gold Fields committed to pay compensation for assets used at Tarkwa since the divestiture of the Ghanaian State Gold Mining Company and, in years where a dividend is not declared and paid, to make a payment of 5% of profits after tax in the relevant year to the government (which will be offset against the eventual dividend payment).

Final dividend

On February 16, 2016, Gold Fields declared a final dividend of R0.21 ($0.01) per share.

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

	Fiscal Year Ended December 31, 2015
	South Africa	Ghana			Australia					Peru
	South Deep	Tarkwa	Damang	Total	St Ives	Agnew/ Lawlers	Darlot	Granny Smith	Total	Cerro Corona	Corporate and other #	Total per IFRS	Reclassifications	Reconciling items	Continuing operations
Statement of operations - continuing operations
Revenue	232.3	680.7	194.8	875.5	431.8	273.9	91.3	348.4	1,145.4	292.2	—	2,545.4	—	—	2,545.4
Operating costs (excluding amortization and depreciation) [1,2]	(236.6)	(334.2)	(184.3)	(518.5)	(195.0)	(142.6)	(59.8)	(135.9)	(533.2)	(143.8)	0.8	(1,431.4)	(37.6)	(201.7)	(1,670.6)
Gold inventory change [1,2,3]	—	7.3	(2.1)	5.2	(25.3)	1.1	0.6	(5.4)	(29.0)	(1.0)	—	(24.9)	—	(8.6)	(33.5)

Adjusted operating profit/(loss) before amortization and depreciation [2,4]	(4.3)	353.8	8.5	362.2	211.5	132.5	32.1	207.1	583.2	147.4	0.8	1,089.2	(37.6)	(210.3)	841.2
Amortization and depreciation [2]	(67.9)	(162.3)	(26.4)	(188.7)	(109.9)	(62.0)	(25.8)	(54.1)	(251.8)	(100.1)	(1.4)	(609.9)	—	15.5	(594.4)

Adjusted operating (loss)/profit [2,5]	(72.2)	191.5	(18.0)	173.5	101.6	70.5	6.3	153.0	331.4	47.3	(0.6)	479.3	(37.6)	(194.8)	246.8
Exploration expenditure	—	—	—	—	(21.5)	(4.0)	(1.7)	(3.6)	(30.8)	—	(22.7)	(53.5)	(2.0)	30.8	(24.7)
Finance expense	(4.1)	(3.4)	(2.9)	(6.3)	(2.9)	(1.3)	(0.3)	(1.1)	(5.6)	(5.5)	(61.4)	(82.9)	11.7	—	(71.2)
Investment income	0.9	1.3	0.1	1.4	—	—	—	—	—	—	4.0	6.3	—	—	6.3
Asset impairments and write-offs	—	—	(43.8)	(43.8)	—	—	(14.2)	—	(14.2)	(6.7)	(46.9)	(111.6)	37.9	(26.7)	(100.1)
(Loss)/profit on disposal of property, plant and equipment	—	3.2	—	3.2	2.4	(1.0)	—	—	1.4	(4.7)	—	(0.1)	—	—	(0.1)
Other items as detailed in statement of operations	(0.6)	(11.8)	(3.3)	(15.1)	(1.9)	2.1	0.1	(2.6)	(2.3)	(11.9)	(11.8)	(41.7)	(10.0)	(8.0)	(60.2)
Royalty	(1.2)	(34.0)	(9.7)	(43.8)	N6	N6	N6	N6	(28.0)	(3.1)	—	(76.0)	—	—	(76.0)
Current taxation	—	(34.6)	(0.7)	(35.4)	N6	N6	N6	N6	(66.7)	(33.0)	(7.8)	(142.9)	—	—	(143.0)
Deferred taxation	22.1 *	(24.7)	(11.0)	(35.7)	N6	N6	N6	N6	(9.5)	(75.7)	(5.4)	(104.2)	—	92.2	(12.0)

(Loss)/income before impairment of equity investees, share of equity investees’ losses and discontinued operations [7]	(55.2)	87.5	(89.3)	(1.8)	N6	N6	N6	N6	175.7	(93.4)	(152.6)	(127.4)	—	(106.5)	(234.1)

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

26.	GEOGRAPHICAL AND SEGMENT INFORMATION (continued)

(1)	Operating costs (excluding amortization and depreciation) for continuing operations for management reporting purposes includes: Corporate expenditure - $20.5 million, Accretion expense on provision for environmental rehabilitation - $13.9 million and Employee termination costs - $9.4 million, which are not included in production costs under U.S. GAAP. In addition, gold inventory change is included in production costs under U.S. GAAP.
(2)	This caption is based on captions used in the IFRS financial statements and does not reflect the US GAAP captions per the consolidated statement of operations.
(3)	Reflects the change in quantity and value of broken ore and ore on the heap leach pads during the fiscal year.
(4)	Adjusted operating profit before amortization and depreciation is stated before amortization and depreciation, exploration expenditure, asset impairments and write-offs, (profit)/loss on disposal of property,plant and equipment and royalty.
(5)	Adjusted operating profit/(loss) is stated before exploration expenditure, asset impairments and write-offs, (profit)/loss on disposal of property,plant and equipment and royalty.
(6)	As all Australian operations are entitled to transfer and off-set losses from one company to another, it is not meaningful to split the royalties, current or deferred taxation.
(7)	This caption is before share of equity investees losses, all of which would relate to the corporate and other segment.
*	Indicative as tax is provided in the holding companies of South Deep.
#	Corporate and other represents items to reconcile segment data to consolidated financial statement totals.

Figures may not add as they are rounded independently.

	December 31, 2015
	South Africa	Ghana			Australia					Peru
	South Deep	Tarkwa	Damang	Total	St Ives	Agnew/ Lawlers	Darlot	Granny Smith	Total	Cerro Corona	Corporate and other #	Total per IFRS	Reclassifications	Reconciling items	Group Consolidated
Balance sheet
Total assets (excluding deferred tax assets)	976.8	1,546.7	139.0	1,685.7	555.3	393.7	9.1	221.7	1,179.8	880.5	1,100.8	5,823.6	—	(311.6)	5,512.0
Total liabilities (excluding deferred tax liabilities)	1,078.4	195.6	98.5	294.1	135.2	66.9	23.2	61.5	286.8	133.7	829.4	2,622.4	—	0.3	2,622.7
Deferred tax (assets)/liabilities	(36.0)	305.0	—	305.0	N1	N1	N1	N1	87.6	94.1	(17.5)	433.2	—	(180.9)	252.3
Capital expenditure	66.9	204.2	16.9	221.1	114.5	73.0	20.0	72.4	279.9	64.8	1.4	634.1	—	(199.6)	434.5

(1)	As all Australian operations are entitled to transder and off-set losses from one company to another, it is not meaningful to split the royalties, current or deferred taxation.
#	Corporate and other represents items to reconcile segment data to consolidated financial statement totals. Included in Corporate and other is goodwill relating to the acquisition of South Deep and equity investees.

Figures may not add as they are rounded independently.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

26.	GEOGRAPHICAL AND SEGMENT INFORMATION (continued)

	Fiscal Year Ended December 31, 2014
	South Africa	Ghana			Australia					Peru
	South Deep	Tarkwa	Damang	Total	St Ives	Agnew/ Lawlers	Darlot	Granny Smith	Total	Cerro Corona	Corporate and other #	Total per IFRS	Reclassifications	Reconciling items	Continuing operations
Statement of operations - continuing operations
Revenue	254.8	706.7	224.6	931.3	458.8	342.5	106.2	399.8	1,307.3	375.5	—	2,868.8	—	—	2,868.8
Operating costs (excluding amortization and depreciation) [1,2]	(245.5)	(373.9)	(177.6)	(551.5)	(292.3)	(173.0)	(81.9)	(182.6)	(729.8)	(158.2)	—	(1,684.9)	(97.2)	(125.4)	(1,907.4)
Gold inventory change [1,2,3]	—	2.3	(2.1)	0.2	9.9	0.3	(1.7)	—	8.4	(1.5)	—	7.2	—	7.2	14.4

Adjusted operating profit/(loss) before amortization and depreciation [2,4]	9.3	335.1	45.0	380.1	176.4	169.8	22.5	217.2	586.0	215.8	—	1,191.1	(97.2)	(118.1)	975.7
Amortization and depreciation [2]	(74.5)	(141.6)	(20.9)	(162.5)	(140.5)	(96.4)	(16.6)	(84.6)	(338.1)	(79.6)	(2.0)	(656.7)	(0.4)	(20.2)	(677.3)

Adjusted operating (loss)/profit [2,5]	(65.2)	193.5	24.1	217.6	35.9	73.4	5.9	132.6	248.0	136.1	(2.0)	534.4	(97.6)	(138.4)	298.4
Exploration expenditure	—	—	—	—	(8.2)	(3.7)	(1.8)	(1.5)	(15.2)	—	(32.0)	(47.2)	(4.1)	15.1	(36.2)
Finance expense	(19.6)	(7.8)	(3.5)	(11.3)	(3.9)	(1.6)	(1.0)	(1.8)	(8.3)	(3.6)	(56.5)	(99.2)	18.4	—	(80.8)
Investment income	0.9	1.7	0.1	1.8	0.3	0.2	—	—	0.5	—	1.1	4.2	—	—	4.2
Asset impairments and write-offs	(8.4)	—	—	—	(1.3)	(4.3)	—	—	(5.6)	—	1.5	(12.5)	(4.7)	3.2	(14.0)
Loss)/profit on disposal of property, plant and equipment	(0.3)	(0.1)	—	(0.1)	1.1	—	0.7	0.1	1.9	(2.6)	(0.2)	(1.3)	—	—	(1.3)
Other items as detailed in statement of operations	(22.6)	(23.1)	(4.3)	(27.4)	(21.6)	(15.3)	(3.9)	(10.6)	(51.5)	(10.7)	(31.9)	(144.0)	88.0	79.9	23.9
Royalty	(1.3)	(35.3)	(11.2)	(46.5)	N6	N6	N6	N6	(32.6)	(5.8)	—	(86.1)	—	—	(86.1)
Current taxation	—	(31.1)	—	(31.1)	N6	N6	N6	N6	(74.9)	(60.7)	32.5	(134.2)	—	—	(134.2)
Deferred taxation	33.6 *	(14.2)	(1.8)	(16.0)	N6	N6	N6	N6	32.1	13.8	(47.4)	16.1	—	(3.5)	12.6

(Loss)/income before impairment of equity investees, share of equity investees’ losses and discontinued operations [7]	(83.0)	83.7	3.4	87.1	N6	N6	N6	N6	94.5	66.5	(134.9)	30.2	—	(43.6)	(13.4)

(1)	Operating costs (excluding amortization and depreciation) for continuing operations for management reporting purposes includes: Corporate expenditure - $27.3 million, Accretion expense on provision for environmental rehabilitation - $15.4 million and Employee termination costs - $42.2 million, which are not included in production costs under U.S. GAAP. In addition, gold inventory change is included in production costs under U.S. GAAP.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

26.	GEOGRAPHICAL AND SEGMENT INFORMATION (continued)

(2)	This caption is based on captions used in the IFRS financial statements and does not reflect the US GAAP captions per the consolidated statement of operations.
(3)	Reflects the change in quantity and value of broken ore and ore on the heap leach pads during the fiscal year.
(4)	Adjusted operating profit before amortization and depreciation is stated before amortization and depreciation, exploration expenditure, asset impairments and write-offs, (profit)/loss on disposal of property,plant and equipment and royalty.
(5)	Adjusted operating profit/(loss) is stated before exploration expenditure, asset impairments and write-offs, (profit)/loss on disposal of property,plant and equipment and royalty.
(6)	As all Australian operations are entitled to transfer and off-set losses from one company to another, it is not meaningful to split the royalties, current or deferred taxation.
(7)	This caption is before share of equity investees losses, all of which would relate to the corporate and other segment.
*	Indicative as tax is provided in the holding companies of South Deep.
#	Corporate and other represents items to reconcile segment data to consolidated financial statement totals.

Figures may not add as they are rounded independently.

	December 31, 2014
	South Africa	Ghana			Australia					Peru
	South Deep	Tarkwa	Damang	Total	St Ives	Agnew/ Lawlers	Darlot	Granny Smith	Total	Cerro Corona	Corporate and other#	Total per IFRS	Reclassifications	Reconciling items	Group Consolidated
Balance sheet
Total assets (excluding deferred tax assets)	1,267.3	1,561.5	215.4	1,776.9	559.1	394.2	24.0	142.1	1,119.4	1,041.9	1,589.8	6,795.3	—	(62.4)	6,733.0
Total liabilities (excluding deferred tax liabilities)	1,316.3	209.0	96.9	305.9	145.4	81.0	25.6	70.4	322.4	158.4	704.4	2,807.4	—	(11.1)	2,796.3
Deferred tax (assets)/liabilities	(22.7)	280.4	(11.0)	269.4	N1	N1	N1	N1	87.9	18.3	(28.3)	324.6	—	(79.2)	245.4
Capital expenditure	91.9	174.1	16.0	190.1	117.5	83.4	14.7	58.9	274.4	51.0	1.4	608.9	—	(128.4)	480.5

(1)	As all Australian operations are entitled to transder and off-set losses from one company to another, it is not meaningful to split the royalties, current or deferred taxation.
#	Corporate and other represents items to reconcile segment data to consolidated financial statement totals. Included in Corporate and other is goodwill relating to the acquisition of South Deep and equity investees.

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

Figures may not add as they are rounded independently.

	December 31, 2013
	South Africa			Ghana			Australia					Peru
	KDC	Beatrix	South Deep	Tarkwa	Damang	Total	St Ives	Agnew/ Lawlers	Darlot	Granny Smith	Total	Cerro Corona	Corporate and other#	Total per IFRS	Reclassifications	Reconciling items	Group Consolidated
Balance sheet
Total assets (excluding deferred tax assets)	N1	N1	1,433.9	1,528.3	197.8	1,726.1	650.9	400.7	25.0	69.6	1,146.2	1,054.1	1,884.0	7,244.3	—	(40.6)	7,203.7
Total liabilities (excluding deferred tax liabilities)	N1	N1	1,369.4	174.8	85.2	260.0	167.1	70.4	26.7	73.2	337.5	145.8	738.9	2,851.5	(5.0)	(14.3)	2,832.2
Deferred tax liabilities/(assets)	N1	N1	9.8	266.2	(12.8)	253.4	N2	N2	N2	N2	128.2	32.1	(76.2)	347.5	5.0	(73.6)	273.7
Capital expenditure	37.5	10.3	202.4	207.0	50.1	257.1	132.3	52.3	1.5	7.8	193.9	56.3	29.6	739.2	—	(195.5)	543.7

(1)	Sibanye Gold, which includes the KDC and Beatrix reporting segments, was spun off in February 2013 (refer note 9.1).
(2)	As all Australian operations are entitled to transder and off-set losses from one company to another, it is not meaningful to split the royalties, current or deferred taxation.
#	Corporate and other represents items to reconcile segment data to consolidated financial statement totals. Included in Corporate and other is goodwill relating to the acquisition of South Deep and equity investees.

Figures may not add as they are rounded independently.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

26.	GEOGRAPHICAL AND SEGMENT INFORMATION (continued)

			Fiscal Year Ended December 31,	Fiscal Year Ended December 31,	Fiscal Year Ended December 31,
			2015	2014	2013
The following provides a breakdown of the reconciling items for each line item presented
Continuing operations
Operating costs
Exploration, evaluation and feasibility costs	(e)		(25.9)	(21.3)	(22.4)
Provision for rehabilitation	(f)		(2.2)	3.0	4.7
Cut-backs	(d)		(173.6)	(107.1)	(146.6)
Deferred stripping	(g)		—	—	1.9

			(201.7)	(125.4)	(162.4)

Gold inventory change
Inventory	(h)		(8.6)	7.2	(1.2)

			(8.6)	7.2	(1.2)

Amortization and depreciation
Amortization of reserves	(b)		(4.9)	(18.0)	(15.8)
Cut-backs	(d)		71.8	33.9	38.3
Amortization - asset impairments and write-offs	(i)		(24.1)	(25.0)	(36.9)
Amortization - inclusion of future costs	(c)		(23.0)	(9.7)	58.6
Amortization - capitalized interest	(j)		(5.7)	(4.7)	(4.4)
Provision for rehabilitation	(f)		1.4	3.3	2.5

			15.5	(20.2)	42.4

Exploration and feasability expenditure
Exploration, evaluation and feasibility costs	(e	)	30.8	15.1	(25.1)

Asset impairments and write-offs
Asset impairments and write-offs	(i	)	(26.7)	3.2	582.4

Other items as detailed in the statement of operations
Interest capitalization	(j	)	—	—	(5.3)
Profit on sale of investments	(l	)	—	68.2	—
Rehabilitation adjustment	(f	)	(8.0)	11.8	—
Other			—	(0.1)	3.3

			(8.0)	79.9	(2.0)

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

26.	GEOGRAPHICAL AND SEGMENT INFORMATION (continued)

			Fiscal Year Ended December 31,	Fiscal Year Ended December 31,	Fiscal Year Ended December 31,
			2015	2014	2013
Total liabilities (excluding deferred tax liabilities)
Provision for rehabilitation	(f	)	0.3	(11.1)	(14.3)

Total assets (excluding deferred tax assets)
Business combination - purchase of South Deep	(a	)	260.5	340.2	380.3
Amortization of reserves	(b	)	(168.8)	(183.6)	(184.0)
Amortization - inclusion of future costs	(c	)	135.5	176.5	203.5
Cut-backs	(d	)	(701.9)	(605.9)	(600.4)
Exploration, feasibility and evaluation costs	(e	)	(124.8)	(154.2)	(318.9)
Provision for rehabilitation	(f	)	20.9	18.3	0.2
Deferred stripping	(g	)	7.6	6.6	8.7
Inventory	(h	)	17.1	21.6	14.6
Asset impairments and write-offs	(i	)	198.7	281.5	414.7
Amortization - Interest capitalised	(j	)	(20.9)	(23.1)	(20.9)
Interest capitalization	(j	)	68.4	62.7	62.8
Inventory stockpiles	(k	)	(5.7)	(1.2)	(1.2)
Other			1.8	(1.8)	—

			(311.6)	(62.4)	(40.6)

Deferred tax (assets)/liabilities
Deferred mining and income taxation	(m	)	(180.9)	(79.2)	(73.6)

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

For management reporting purposes, future mine development costs were included in mining assets at the Australian operations in calculating depreciation and amortization, prior to July 2015. Under U.S. GAAP, future development costs are not included in the calculation of depreciation and amortization.

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

Under U.S. GAAP, additional amortization, waste stripping costs and cut backs expensed are included in the cost of inventory produced. No such absorption of costs occurred for management reporting purposes. Under U.S. GAAP, management is required to record inventory at the lower of cost and market value prior to fiscal 2015.

(i)	Impairment of assets

For management reporting purposes, the Darlot cash-generating units as well as certain other assets at Damang and Cerro Corona are determined to be impaired in fiscal 2015. For US GAAP purposes, after performing impairment tests, both the Darlot and Cerro Corona cash-generating units and certain other assets at Cerro Corona were considered to be impaired under U.S. GAAP.

In addition, Arctic Platinum, classified as held for sale, was impaired for management reporting purposes in fiscal 2014 and fiscal 2013, but not considered impaired under US GAAP as the fair value less cost of disposal exceeded the carrying value under U.S GAAP. In fiscal 2015, Arctic Platinum is impaired for management reporting purposes. For US GAAP purposes, Arctic Platinum is impaired but at a different amount due to having a different carrying value under US GAAP.

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

(m)	Deferred mining and income taxation

The reconciling item relates to net deferred tax liabilities arising as a consequence of the differences in the book values of the underlying assets and liabilities between those used for management reporting purposes and US GAAP as well as differences between management reporting purposes and US GAAP relating to the recognition of deferred tax assets and the recognition of deferred tax liabilities relating to unremitted earnings for foreign subsidiaries and the effect of basis differences related to foreign nonmonetary assets and liabilities that are remeasured from the local currency into the functional currency.

Schedule 1 - Valuation and Qualifying Accounts

Valuation allowances on deferred tax assets

	Balance at beginning of year	Valuation allowance reversed	Valuation allowance raised	Arising on acquisition/ disposal of subsidiaries	Charged to unredeemed capital expenditure/ tax losses	Foreign currency translation adjustment	Balance at end of year
Fiscal Year Ended December 31, 2015
Valuation allowance	435.5	—	112.6	—	58.3	(100.7)	505.7
Fiscal Year Ended December 31, 2014
Valuation allowance	330.2	—	38.3	—	108.1	(41.1)	435.5
Fiscal Year Ended December 31, 2013
Valuation allowance	324.4	—	1.1	(5.4)	60.2	(50.1)	330.2

S-1