Form 20-F
period 2016-12-31
GOLD FIELDS LTD
filed 2017-04-05
CIK 1172724

As filed with the Securities and Exchange Commission on April 5, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐ REGISTRATION	STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒ ANNUAL	REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

with a copy to:

Taryn L. Harmse

Executive Vice-President: Group General Counsel

Tel: 011-27-11-562-9724

Fax: 011-27-86-720-2704

Taryn.Harmse@goldfields.com

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

820,606,945 ordinary shares of par value Rand 0.50 each

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

Large accelerated filer  ☒                Accelerated filer  ☐                Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☐        International Financial Reporting Standards as issued by the International Accounting Standards Board  ☒    Other  ☐

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

Gold Fields Limited, or Gold Fields or the Company, is a South African company and in fiscal 2016 13%, 32%, 43% and 12% of Gold Fields’ operations, based on gold-equivalent production, were located in South Africa, Ghana, Australia and Peru, respectively. Its books of account are maintained in South African Rand. The reporting currency of the Gold Fields consolidated financial statements is the U.S. dollar. The Group’s annual and interim financial statements are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board and as prescribed by law (refer to the “Basis of preparation” section of the accounting policies to the consolidated financial statements). Until December 31, 2015, Gold Fields also prepared annual financial statements in accordance with United States Generally Accepted Accounting Principles, or US GAAP, for inclusion in the annual report on Form 20-F (refer note 43 to the consolidated financial statements).

Except as otherwise noted, the financial information included in this annual report has been prepared in accordance with IFRS and is presented in U.S. dollars, and for descriptions of critical accounting policies refer to accounting policies under IFRS.

For Gold Fields’ consolidated financial statements, unless otherwise stated, statement of financial position item amounts are translated from Rand and A$ to U.S. dollars at the exchange rate prevailing on the date that it closed its accounts for fiscal 2016 (Rand 14.03 per $1.00 and $0.72 per A$1.00 as of December 31, 2016), except for specific items included within shareholders’ equity and the statements of cash flows that are translated at the rate prevailing on the date the relevant transaction was entered into, and income statement item amounts are translated from Rand and A$ to U.S. dollars at the weighted average exchange rate for each period (Rand 14.70 per $1.00 and $1.00 per A$0.75 for fiscal 2016).

In this annual report, Gold Fields presents the financial items “all-in sustaining costs”, or AISC, “all-in sustaining costs per ounce”, “all-in costs”, or AIC, and “all-in costs per ounce”, which have been determined using industry standards promulgated by the World Gold Council, or WGC, and are non-IFRS measures. The WGC standard was released by the WGC on June 27, 2013. Gold Fields voluntarily adopted and implemented these metrics as from the quarter ended June 2013. An investor should not consider these items in isolation or as alternatives to operating costs, profit before tax, profit for the year, cash flows from operating activities or any other measure of financial performance presented in accordance with IFRS. While the WGC provided definitions for the calculation of AISC and AIC, the calculation of AISC, AISC per ounce, AIC and AIC per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. See “Key Information—Selected Historical Consolidated Financial Data”, “Information on the Company—Glossary of Mining Terms—All-in sustaining costs” and “Information on the Company—Glossary of Mining Terms—All-in costs”.

Gold Fields also presents “net cash flow” in this annual report which is a non-IFRS measure. An investor should not consider this item in isolation or as an alternative to cash flow from operating activities, cash and cash equivalents or any other measure presented in accordance with IFRS. Net cash flow is defined as net cash flow from operations less the South Deep dividend, net capital expenditure (additions to property, plant and equipment less proceeds on disposal of property, plant and equipment), and environmental trust fund and rehabilitation payments, as per the consolidated statements of cash flows. The definition for the calculation of net cash flow may vary significantly between companies, and by itself does not necessarily provide a basis for comparison with other companies. See “Information on the Company—Glossary of Mining Terms—net cash flow”.

The financial results of Sibanye Gold (as defined below) included in this annual report, which include the KDC and Beatrix mines, have been presented as discontinued operations as a result of the Spin-off (as defined below) in the income statements and statements of cash flows for all relevant periods presented. The financial information presented in this annual report refers to continuing operations unless otherwise stated.

i

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

In this annual report, all references to “fiscal 2012” are to the 12-month period ended December 31, 2012, “fiscal 2013” are to the 12-month period ended December 31, 2013, all references to “fiscal 2014” are to the 12-month period ended December 31, 2014, all references to “fiscal 2015” are to the 12-month period ended December 31, 2015, all references to “fiscal 2016” are to the 12-month period ended December 31, 2016 and all reference to “fiscal 2017” are to the 12-month period ending December 31, 2017. In this annual report, all references to “South Africa” are to the Republic of South Africa, all references to “Ghana” are to the Republic of Ghana, all references to “Australia” are to the Commonwealth of Australia, all references to “Chile” are to the Republic of Chile, all references to “Finland” are to the Republic of Finland, all references to “Peru” are to the Republic of Peru, all references to “Mali” are to the Republic of Mali, all references to the “Philippines” are to the Republic of the Philippines and all references to the “United States” and “U.S.” mean the United States of America, its territories and possessions and any state of the United States and the District of Columbia.

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

This annual report contains references to the “total recordable injury frequency rate”, or TRIFR, at each Gold Fields operation—which was introduced in 2013. The TRIFR at each operation includes the total number of fatalities, lost time injuries, medically treated injuries, or MTI, and restricted work injuries, or RWI, per million man hours. A lost time injury, or LTI, is a work-related injury resulting in the employee or contractor being unable to attend work for a period of one or more days after the day of the injury (i.e., the employee or contractor is unable to perform any of his/her duties). An MTI is a work-related injury sustained by an employee or contractor which does not incapacitate that employee and who, after having received medical treatment, is deemed fit to immediately resume his/her normal duties on the next calendar day, immediately following the treatment or re-treatment. An RWI is a work-related injury sustained by an employee or contractor which results in the employee or contractor being unable to perform one or more of their routine functions for a full working day, from the day after the injury occurred but the employee or contractor can still perform some of his/her duties.

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

For Gold Fields’ consolidated financial statements, unless otherwise stated, statement of financial position item amounts are translated from Rand and A$ to U.S. dollars at the exchange rate prevailing on the date that it closed its accounts for fiscal 2016 (Rand 14.03 per $1.00 and $0.72 per A$1.00 as of December 31, 2016), except for specific items included within shareholders’ equity and the statements of cash flows that are translated at the rate prevailing on the date the relevant transaction was entered into, and income statement item amounts are translated from Rand and A$ to U.S. dollars at the weighted average exchange rate for each period (Rand 14.70 per $1.00 and $1.00 per A$0.75 for fiscal 2016).

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

•	the occurrence of labor disruptions and industrial actions;

•	power cost increases as well as power stoppages, fluctuations and usage constraints;

•	fraud, bribery or corruption at Gold Field’s operations that leads to censure, penalties or negative reputational impacts;

•	the occurrence of hazards associated with underground and surface gold mining or contagious diseases (and associated legal claims) at Gold Fields’ operations;

•	loss of senior management or inability to hire or retain employees;

•	political instability in South Africa, Ghana, Peru or regionally in Africa or South America;

•	overall economic and business conditions in South Africa, Ghana, Australia, Peru and elsewhere;

•	the occurrence of work stoppages related to health and safety incidents;

•	supply chain shortages and increases in the prices of production imports;

v

•	the adequacy of the Group’s insurance coverage; and

•	the manner, amount and timing of capital expenditures made by Gold Fields on both existing and new mines, mining projects, exploration projects or other initiatives.

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

ITEM 3: KEY INFORMATION

Selected Historical Consolidated Financial Data

The selected historical consolidated financial data set out below for fiscal 2016, fiscal 2015 and fiscal 2014 and as of December 31, 2016 and 2015 has been derived from Gold Fields’ audited consolidated financial statements for those years and as of those dates and the related notes, as included elsewhere in this annual report. The selected historical consolidated financial data for fiscal 2013 and fiscal 2012 and as of December 31, 2014, 2013 and 2012 has been derived from Gold Fields’ audited consolidated financial statements, which are not included in this annual report. The selected historical consolidated financial data presented below have been derived from consolidated financial statements which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board. As a result of the Spin-off, the financial results of Sibanye Gold, which include the KDC and Beatrix mines, have been presented as discontinued operations in the consolidated financial statements for fiscal 2013 and the comparative income statements and statements of cash flows have been presented as if Sibanye Gold had been discontinued for all periods presented below. The Other Operating Data presented has been calculated as described in the footnotes to the table below:

	Fiscal Period Ended December 31,
	2016	2015	2014	2013	2012
	($ million, unless otherwise stated)
Consolidated Income Statement Data
Revenue	2,749.5	2,545.4	2,868.8	2,906.3	3,530.6
Cost of sales	(2,066.7)	(2,066.1)	(2,334.4)	(2,277.8)	(2,151.0)

Net operating profit	682.8	479.3	534.4	628.5	1,379.6
Investment income	8.3	6.3	4.2	8.5	16.3
Finance expense	(78.3)	(82.9)	(99.2)	(69.5)	(55.3)
Gain/(loss) on financial instruments	14.4	(4.7)	(11.5)	(0.3)	(0.5)
Foreign exchange (loss)/gain	(6.4)	9.5	8.4	7.3	(13.8)
Other costs, net	(16.8)	(21.2)	(62.5)	(97.2)	(15.6)
Share-based payments	(14.4)	(10.9)	(26.0)	(40.5)	(45.5)
Long-term incentive plan	(11.0)	(5.3)	(8.7)	—	—
Exploration expense	(92.2)	(53.5)	(47.2)	(65.9)	(128.5)
Feasibility and evaluation costs	—	—	—	(47.7)	(44.1)
Share of results of equity accounted investees after taxation	(2.3)	(5.7)	(2.4)	(18.4)	(49.7)
Restructuring costs	(11.7)	(9.3)	(42.0)	(39.4)	(50.8)
Impairment of investments and assets	(76.5)	(221.1)	(26.7)	(809.5)	(98.2)
Profit on disposal of investments	2.3	0.1	0.5	17.8	27.6
Profit on disposal of Chucapaca	—	—	4.6	—	—
Profit/(loss) on disposal of assets	48.0	(0.1)	(1.3)	1.6	0.3

Profit/(loss) before royalties and taxation	446.2	80.5	224.6	(524.7)	921.8

	Fiscal Period Ended December 31,
	2016	2015	2014	2013	2012
	($ million, unless otherwise stated)
Royalties	(80.4)	(76.0)	(86.1)	(90.5)	(116.7)

Profit/(loss) before taxation	365.8	4.5	138.5	(615.2)	805.1
Mining and income taxation	(192.1)	(247.1)	(118.1)	20.1	(456.6)

Profit/(loss) from continuing operations	173.7	(242.6)	20.4	(595.1)	348.5
Profit from discontinued operations, net of taxation	—	—	—	287.9	384.9

Profit/(loss) for the year	173.7	(242.6)	20.4	(307.2)	733.4

Profit/(loss) attributable to:
Owners of the parent	162.8	(242.1)	12.8	(295.7)	701.2
—Continuing operations	162.8	(242.1)	12.8	(583.6)	316.4
—Discontinued operations	—	—	—	287.9	384.8
Non-controlling interest holders	10.9	(0.5)	7.6	(11.5)	32.2
—Continuing operations	10.9	(0.5)	7.6	(11.5)	32.1
—Discontinued operations	—	—	—	—	0.1
	173.7	(242.6)	20.4	(307.2)	733.4

Earnings/(loss) per share attributable to ordinary shareholders of the Company:
Basic earnings/(loss) per share from continuing operations—cents	20	(31)	2	(79)	44
Basic earnings per share from discontinued operations—cents	—	—	—	39	53
Diluted basic earnings/(loss) per share from continuing operations—cents	20	(31)	2	(79)	43
Diluted basic earnings per share from discontinued operations—cents	—	—	—	39	53
Dividend per share (Rand)	0.71	0.24	0.42	0.75	3.90
Dividend per share ($)	0.05	0.02	0.04	0.08	0.50
Other Operating Data—Continuing Operations
All-in-sustaining costs net of by-product revenue per ounce of gold sold(1)	980	1,007	1,053	1,202	1,310
All-in-cost net of by-product revenue per ounce of gold sold(1)	1,006	1,026	1,087	1,312	1,537
All-in-sustaining costs gross of by-product revenue per equivalent ounce of gold sold(1)	987	1,000	1,053	1,206	1,331
All-in-cost gross of by-product revenue per equivalent ounce of gold sold(1)	1,012	1,018	1,086	1,307	1,539

Note:

(1)

Gold Fields has calculated AISC net of by-product revenue per ounce of gold sold by dividing total AISC net of by-product revenue, as determined using the guidance provided by the WGC, by only gold ounces sold. Total AISC costs, as defined by the WGC, are operating costs (as per note 2 to the consolidated financial statements) excluding amortization and depreciation plus all costs not included therein relating to sustaining current production including sustaining capital expenditure. The value of by-product revenues (i.e. silver and copper) is deducted from operating costs excluding amortization and depreciation as it effectively reduces the cost of gold production. The AIC net of by-product revenue starts with AISC costs net of by-product revenue and adds additional costs which relate to the growth of the Group, including non-sustaining capital expenditure and exploration, evaluation and feasibility costs not associated with current operations. AISC costs and AIC are reported on a per ounce of gold basis, net of by-product revenues (as per the WGC definition), as well as on a per ounce of gold equivalent basis, gross of by-product revenues. Changes in total AISC and AIC per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand and the Australian dollar compared with the U.S. dollar. Total AISC and all-in cost per ounce are not IFRS measures. Management, however, believes that total AISC cost and total all-in cost per ounce will be helpful to investors, governments, local communities and other stakeholders in understanding the economics of gold mining. For a description of AISC costs and AIC and a reconciliation of Gold Fields’ AISC costs and AIC to its operating costs excluding amortization and depreciation costs for fiscal 2016, 2015 and 2014, see “Operating and Financial Review and Prospects—All-in Sustaining and All-in Cost”.

	As of December 31,
	2016	2015	2014	2013	2012
	($ million, unless otherwise stated)
Consolidated Statement of Financial Position Data
ASSETS
Non-current assets	5,282.0	4,969.6	5,764.9	6,234.7	7,197.1
Property, plant and equipment	4,547.8	4,312.4	4,895.7	5,388.9	6,258.4
Goodwill	317.8	295.3	385.7	431.2	520.3
Inventories	132.8	132.8	132.8	93.8	96.3
Equity-accounted investees	170.7	129.1	252.4	237.5	232.1
Investments	19.7	10.9	5.5	7.5	38.4
Environmental trust funds	44.5	35.0	30.4	23.9	10.0
Deferred taxation	48.7	54.1	62.4	51.9	41.6
Current assets	1,052.7	908.1	1,092.8	1,061.4	3,875.5
Inventories	329.4	298.2	368.3	404.5	427.8
Trade and other receivables	170.2	168.9	226.5	272.7	450.5
Deferred stripping costs	—	—	—	—	2.0
Financial instrument	—	—	—	—	7.0
Cash and cash equivalents	526.7	440.0	458.0	325.0	606.3
Assets held for sale/distribution	26.4	1.0	40.0	59.2	2,381.9
Total assets	6,334.7	5,877.7	6,857.7	7,296.1	11,072.6

EQUITY AND LIABILITIES
Equity attributable to owners of the parent	3,067.0	2,656.1	3,538.8	3,851.4	5,981.6
Share capital	59.6	58.1	57.9	57.8	55.9
Share premium	3,562.9	3,412.9	3,412.9	3,412.9	4,544.0
Other reserves	(2,126.4)	(2,262.2)	(1,636.5)	(1,340.8)	(700.8)
Retained earnings	1,570.9	1,447.3	1,704.5	1,721.5	2,082.5
Non-controlling interest	122.6	111.9	124.5	193.8	209.4

Total equity	3,189.6	2,768.0	3,663.3	4,045.2	6,191.0
Non-current liabilities	2,285.7	2,545.6	2,481.3	2,627.4	2,681.0
Deferred taxation	465.5	487.3	387.0	399.4	589.5
Borrowings	1,504.9	1,761.6	1,765.7	1,933.6	1,828.8
Provisions	291.7	284.1	320.3	294.4	262.7
Long-term incentive plan	23.6	12.6	8.3	—	—

	As of December 31,
	2016	2015	2014	2013	2012
	($ million, unless otherwise stated)
Current liabilities	859.4	564.1	713.1	623.5	2,200.6
Trade and other payables	543.3	427.6	509.7	462.4	538.4
Royalties payable	20.2	18.5	20.4	23.1	32.5
Taxation payable	107.9	59.3	37.8	11.5	148.4
Current portion of borrowings	188.0	58.7	145.2	126.5	40.0
Liabilities held for sale/distribution	—	—	—	—	1,441.3
Total equity and liabilities	6,334.7	5,877.7	6,857.7	7,296.1	11,072.6

Net assets (excluding non-controlling interest) or equity attributable to owners of the parent	3,067.0	2,656.1	3,538.8	3,851.4	5,981.6
Net debt	1,166.2	1,380.3	1,452.9	1,735.1	1,262.5

Other Financial Data
Number of ordinary shares as adjusted to reflect changes in capital structure (including treasury shares)	820,606,945	777,450,492	772,272,821	768,016,593	730,393,143

Exchange Rates

The following tables set forth, for the periods indicated, the average, high and low exchange rates of Rand for U.S. Dollars, expressed in Rand per $1.00. All exchange rates are sourced from I-Net Bridge (Proprietary) Limited, or I-Net Bridge, being the average rate.

Year ended	Average
December 31, 2012	8.19	(1)
December 31, 2013	9.60	(1)
December 31, 2014	10.82	(1)
December 31, 2015	12.68	(1)
December 31, 2016	14.70	(1)
Through April 3, 2017	13.22	(1)

Note:

(1)	The daily average of the closing rate during the relevant period as reported by I-Net Bridge.

Month ended	High	Low
October 31, 2016	14.35	13.46
November 30, 2016	14.42	13.24
December 31, 2016	14.13	13.45
January 31, 2017	13.79	13.24
February 28, 2017	13.47	12.87
March 31, 2017	13.44	12.42

The closing rate for the Rand on April 3, 2017, as reported by I-Net Bridge was Rand 13.69 per $1.00. Fluctuations in the exchange rate between the Rand and the U.S. dollar will affect the dollar equivalent of the price of the ordinary shares on the JSE, which may affect the market price of the American Depositary Shares, or ADSs, on the New York Stock Exchange, or NYSE. These fluctuations will also affect the U.S. dollar amounts received by owners of ADSs on the conversion of any dividends paid in Rand on the ordinary shares.

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

The ability to grow the business will depend on the successful implementation of Gold Fields’ existing and proposed strategic initiatives, such as the ramping up of production at South Deep (which accounts for 72% of Gold Fields’ mineral reserves as at December 31, 2016), the reinvestment of Damang, the development of the Gruyere Gold project, or the Gruyere Gold Project or Gruyere, as well as the achievement of a 15% free cash flow margin, or FCF Margin, at a gold price of U.S.$1,300 per ounce. See “Information on the Company—Strategy”. The Gruyere Gold Project is exposed to all of the risks described below in “—To the extent that Gold Fields seeks to add to or replace its reserve base through exploration, it may experience problems associated with mineral exploration or developing mining projects.”

The successful implementation of the Company’s strategic initiatives depends upon many factors, including those outside its control. For example, the successful achievement of a 15% FCF Margin at a gold price of U.S.$1,300 per ounce. will depend on, among other things, prevailing market prices for input costs.

Gold Fields may also prove unable to deliver on production targets and other strategic initiatives. Unforeseen difficulties, delays or costs may adversely affect the successful implementation of Gold Fields’ business strategy and projects, and such strategy and projects may not result in the anticipated benefits. For example, Gold Fields is in the process of implementing an operational and ramp up plan at South Deep intended to improve productivity at the mine, which includes the alignment of the mine’s planning process with realistic productivity levels, the implementation of business improvement projects and the implementation of revised support strategies, mining sequence and pillar configuration changes. The implementation of this operational and ramp up plan is complex and there can be no assurance that the implementation of the plan will achieve the result intended or that it will not result in delays, increased costs or other issues. In addition, the reinvestment in the Damang mine may not yield the extension of reserves or life of mine expected. Any such difficulties, delays or costs could prevent Gold Fields from fully implementing its business strategy, which could have a material adverse effect on its business, operating results and financial condition.

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

As part of its strategy, Gold Fields has stated that it intends to dispose of certain of its exploration and development assets, as well as the Darlot mine. With respect to these and any other dispositions, Gold Fields may not be able to obtain prices that it expects for assets it seeks to dispose of or to complete the contemplated disposals in the timeframe contemplated or at all.

Any of the above could have a negative impact on Gold Fields’ business, operating results and financial condition.

Changes in the market price for gold, and to a lesser extent copper, which in the past have fluctuated widely, affect the profitability of Gold Fields’ operations and the cash flows generated by those operations.

Gold Fields’ revenues are primarily derived from the sale of gold that it produces. The Group’s policy is to remain unhedged to the gold price, though hedges are sometimes undertaken to protect cash flows at times of significant expenditure, for specific debt servicing requirements and to safeguard the viability of higher cost operations. As a result, it is exposed to changes in the gold price, which could lead to reduced revenue should the gold price decline. After falling 45% between September 2011 and December 2015, when it hit a low of U.S.$1,060 per ounce, the gold price recovered in fiscal 2016, ending the year at U.S.$1,130 per ounce. As at April 3, 2017, it was U.S.$1,247 per ounce, as trading in the metal remains volatile amid global political and economic uncertainties. See “Quantitative and Qualitative Disclosures about Market Risk”. The market price for gold has historically been volatile and is affected by numerous factors over which Gold Fields has no control, such as general supply and demand, speculative trading activity and global economic drivers.

Further, over the period from 2011 to 2016, the gold price has declined from an average price of U.S.$1,571 per ounce to an average price of U.S.$1,241 per ounce. Should the gold price decline below Gold Fields’ production costs, it may experience losses and should this situation continue for an extended period, Gold Fields may be forced to curtail or suspend some or all of its growth projects, operations and/or reduce operational capital expenditures. Gold Fields might not be able to recover any losses it incurred during, or after, such events. A sustained period of significant gold price volatility may also adversely affect Gold Fields’ ability to undertake new capital projects or continue with existing operations or make other long-term strategic decisions. The use of lower gold prices in reserve calculations and life of mine plans could also result in material impairments of Gold Fields’ investment in mining properties or a reduction in its reserve estimates and corresponding restatements of its reserves and increased amortization, reclamation and closure charges.

In Peru, copper accounts for a significant proportion of the revenues at Gold Fields’ Cerro Corona mine, although copper is not a major element of Gold Fields’ overall revenues. Over the period from 2011 to 2016, the price of copper has declined from an average price of U.S.$8,836 per tonne to an average price of U.S.$4,848 per tonne. A variety of factors have and may depress global copper prices and a decline in copper prices, which have also fluctuated widely, would adversely affect the revenues, profit and cash flows of the Cerro Corona mine.

Because gold is sold in U.S. dollars, while a significant portion of Gold Fields’ production costs are in Australian dollars, Rand and other non-U.S. dollar currencies, Gold Fields’ operating results and financial condition could be materially harmed by a material change in the value of these non-U.S. dollar currencies.

Gold is sold throughout the world in U.S. dollars. Gold Fields’ costs of production are incurred principally in U.S. dollars, Australian dollars, Rand and other currencies. Recent volatility in the Rand (including significant depreciation of the Rand against the U.S. dollar in recent years) and depreciation of the Australian dollar against the U.S. dollar in fiscal 2014, 2015 and 2016 has made our reported costs in South Africa and Australia and results of operations less predictable than when exchange rates are more stable. As a result, any significant and sustained appreciation of any of these non-U.S. dollar currencies against the U.S. dollar may materially increase Gold Fields’ costs in U.S. dollar terms, which could materially adversely affect Gold Fields’ business, operating results and financial condition.

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

The mineral reserves stated in this annual report are estimates based on assumptions regarding, among other things, Gold Fields’ costs, expenditures, commodity prices, exchange rates, geology models, geological criteria, mining methods, mining equipment and metallurgical and mining recovery assumptions, which may prove inaccurate due to a number of factors, many of which are beyond Gold Fields’ control. In the event that Gold Fields adversely revises any of the assumptions that underlie its mineral reserves reporting, Gold Fields may need to revise its mineral reserves downwards. See “Information on the Company—Reserves of Gold Fields as at December 31, 2016”.

During fiscal 2015 and 2016, Gold Fields completed a strategic review of South Deep and delivered a revised plan, or the Rebase Plan, to the market in February 2017. The Rebase Plan defines the updated Mineral Reserve and life of mine, or LoM, plan for South Deep and incorporates all recent revisions and improvements in mine design, production scheduling and geotechnical parameters. The Rebase Plan required a diagnostic of the full value chain, from design to skills training, conducted by management and external consultants. This review highlighted opportunities for improvement and South Deep’s own technical abilities were strengthened along with on-boarding various technical experts as part of developing a technically assured and deliverable mine plan. South Deep is now targeting steady-state annual production of approximately 500,000 ounces by fiscal 2022 at an AIC of U.S.$900 per ounce. There can be no assurance that the implementation of the Rebase Plan will not result in lower than expected long-term steady state production volumes, cost fluctuations, reduced reported ore reserves and life of mine, or other associated issues at South Deep, which could have a material adverse effect on Gold Fields’ business, operating results and financial condition. See “Information on the Company—Reserves of Gold Fields as at December 31, 2016—Methodology”.

To the extent that Gold Fields seeks to add to or replace its reserve base through exploration, it may experience problems associated with mineral exploration or developing mining projects.

Gold Fields’ reserve base is depleted annually through its production activities. In fiscal 2016, four out of Gold Fields’ seven non-South African mines reported lower ore reserves after taking depletion into account. In order to replace its mineral reserves at its international operations or expand its operations and reserve base, Gold Fields expects to rely, in part, on exploration for gold, and other metals associated with gold, as well as its ability to develop mining projects. Exploration for gold and other metals associated with gold is speculative in nature, involves many risks and is frequently unsuccessful. To the extent that ore bodies are to be developed, it can take a number of years and substantial expenditures from the initial phases of drilling until production commences, during which time the economic feasibility of production may change. In addition, to the extent Gold Fields participates in the development of a project through a joint venture or any other multi-party commercial structure, such as the Gruyere Gold Project in Western Australia in which Gold Fields holds a 50% interest, there could be disagreements, legal or otherwise, or divergent interests or goals among the parties, which could jeopardize the success of the project. There can be no assurances that Gold Fields will be able to replace its reserves through exploration, development or otherwise and, if Gold Fields is unable to replace its reserves, this could have a material adverse effect on its business, operating results and financial condition.

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

In all of the countries where Gold Fields operates, the formulation or implementation of governmental policies on certain issues may be unpredictable. This may include changes in laws relating to mineral rights and ownership of mining assets and the right to prospect and mine, and, in extreme cases, nationalization, expropriation or nullification of existing rights, concessions, licenses, permits, agreements and contracts. For example, Gold Fields’ operations in South Africa are subject to legislation regulating the exploitation of mineral resources through the granting of rights required to prospect and mine for minerals. This includes broad-based black economic empowerment, or BBBEE, legislation designed to effect the entry of historically disadvantaged South Africans, or HDSAs, into the mining industry and to increase their participation in the South African economy.

The Mineral and Petroleum Resources and Development Act, or the MPRDA, came into effect on May 1, 2004 and transferred ownership of mineral resources to the South African people, with the South African government acting as custodian in order to, among other things, promote equitable access to the nation’s mineral resources by South Africans, expand opportunities for historically disadvantaged persons who wish to participate in the South African mining industry and advance social and economic development. As custodian, the South African government exercises regulatory control over the exploitation of mineral resources and does so by exercising the power to grant, including, subject to terms and conditions, the rights required to prospect and mine for minerals. The MPRDA required mining companies to apply for the right to mine and/or prospect and to apply for the conversion of “old order” prospecting rights and mining rights to “new order” prospecting rights and mining rights. In order to qualify for these rights, applicants need to satisfy the South African government that the granting of such a right will advance the open-ended broad-based socio-economic empowerment requirements of the Mining Charter published pursuant to the MPRDA, or the Mining Charter. The MPRDA also required that mining companies submit social and labor plans, or SLPs, which set out their commitments relating to human resource development, labor planning and socio-economic development planning to the DMR. In order to provide guidance on the fulfillment of these broad-based socio-economic empowerment requirements to the mining industry, the DMR published the Mining Charter, which became effective on May 1, 2004. The Mining Charter required 15% HDSA ownership by 2009 and 26% HDSA ownership by 2014, or the 2014 Deadline. See “Information on the Company—Environmental and Regulatory Matters—South Africa—Mineral Rights—The MPRDA”.

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

In fiscal 2014, with the 2014 Deadline in view, the DMR initiated a process of assessing mining companies’, including Gold Fields’, compliance with the BBBEE guidelines of the Mining Charter and Amended Mining Charter. This review process raised a number of concerns among mining companies due to its inflexible approach towards the assessment of compliance with the Amended Mining Charter.

On March 31, 2015, the DMR released to the public an interim report of the consolidated results of the assessment, which showed relatively general compliance with the non-ownership requirements of the Amended Mining Charter. However, the DMR did not report the results of compliance with the HDSA ownership guidelines of the Mining Charter and noted that there is no consensus on certain applicable principles.

On the same date, the Chamber of Mines, or the Chamber, reported that the DMR believes that empowerment transactions by mining companies concluded after 2004 where the HDSA ownership level has fallen due to HDSA disposal of assets or for other reasons, should not be included in the calculation of HDSA ownership for the purposes of, among other things, the 26% HDSA ownership guidelines under the Mining Charter. The position of Gold Fields is consistent with that of the Chamber and it is that such empowerment transactions should be included in the calculation of HDSA ownership. The DMR and the Chamber agreed to approach the South African courts jointly to seek a declaratory order that will provide a ruling on the relevant legislation and the status of the Mining Charter, including clarity on the status of previous empowerment transactions concluded by mining companies. The Chamber and the DMR filed papers in court and the matter, or the Main Application, was placed on the roll to be heard on March 15, 2016. In February 2016, an application was filed by a third party, Malan Scholes Inc., to consolidate the Main Application with its own application for a declaratory order on the empowerment aspects of the Mining Charter, or the Scholes Application. The Chamber opposed the consolidation of these applications on the basis that, among other things, the right to relief in the respective applications does not depend substantially on the same questions of law and/or fact. On May 3, 2016, the court refused to consolidate the two applications. The court reserved judgment in the Scholes Application after a hearing on February 7, 2017. The court is yet to hear the Main Application, which has not been enrolled pending an attempt to settle the Main Application outside of court.

If the DMR were to prevail in the Main Application or alternatively, the Scholes Application, mining companies, including Gold Fields, may be required to undertake further empowerment transactions in order to increase their HDSA ownership, which would result in the dilution of existing shareholders and could have a negative impact on the financial indebtedness of Gold Fields. In such event, mining companies may be required to maintain a minimum HDSA ownership level indefinitely. While it remains to be seen whether the Chamber will prevail in court, on April 15, 2016, the DMR published a new draft mining charter, or the New Draft Mining Charter, which seeks to, among other things, maintain HDSA equity ownership in mining companies at a minimum of 26% which could result, once published in its final form, in mining companies being required to undertake further empowerment transactions within a prescribed period of time in order to increase their HDSA ownership, which would result in the dilution of existing shareholders. Under the New Draft Mining Charter, current holders of mining rights will have a three year transitional period from the coming into effect of the New Draft Mining Charter to align themselves with the new ownership requirements. Where empowerment transactions have been concluded and empowerment partners have sold their shares and exited the structure, new empowerment transactions will need to be concluded for mining right holders to be compliant with the New Draft Mining Charter. Having first been introduced in the Amended Mining Charter, the New Draft Mining Charter also proposed that HSDA entrepreneurs, communities and employees are brought into the ownership structure and all hold a mining equity stake of no less than 5% each. The New Draft Mining Charter was open for public comment and various submissions on the New Draft Mining Charter were made as part of the public commentary process. During the latter part of 2016, the Chamber and the DMR initiated consultation in relation to the New Draft Mining Charter, which is continuing. The Minister of Mineral Resources announced on

February 6, 2017, that a revised version of the New Draft Mining Charter would be published in the government gazette in March 2017. A revised version of the New Draft Mining Charter is yet to be published in the government gazette.

Any adjustment to the ownership structure of Gold Fields’ mining assets in order to meet BBBEE requirements could have a material adverse effect on the value of Gold Fields’ securities. Further, Gold Fields may in the future incur significant costs or have to issue additional ordinary shares as a result of changes in the interpretation of existing laws and guidelines or the imposition of new laws relating to HDSA ownership requirements, which may have a material adverse effect on Gold Field’s business, operating results and financial condition.

In terms of section 47 of the MPRDA, the Minister of Mineral Resources may suspend or cancel the existing mining rights, or under section 23(3) of the MPRDA, refuse to grant applications for new mining rights by mining companies, including Gold Fields, should such holders of mining rights be deemed not to be in compliance with the requirements of the MPRDA as read with South Africa’s mining industry empowerments requirements. However, it is this very issue which also forms part of the court application by the Chamber. If the Minister were to determine that Gold Fields is not in compliance with the requirements of the MPRDA and its empowerment requirements, Gold Fields may be required to engage in remedial steps, including changes to management and actions that require shareholder approval.

There is currently uncertainty whether mining companies are, in addition to its required compliance with the MPRDA, required to comply with the BBBEE Act, 2003, or BBBEE Act, and the BBBEE Codes, which apply generally to other industries in South Africa. The MPRDA does not require mining companies to comply with the BBBEE Act and the BBBEE Codes but the Minister of Mineral Resources has expressed a desire to align the New Draft Mining Charter with the BBBEE Act and the more onerous BBBEE Codes. The current version of the New Draft Mining Charter reflects the Minister’s attempts at alignment notwithstanding the questionable need to do so. Accordingly, if brought into effect in its current form, the New Draft Mining Charter could potentially create further uncertainty.

If the DMR were to determine that Gold Fields is not in compliance with the MPRDA, for any reason, including HDSA ownership, Gold Fields may challenge such a decision in court. Any such court action may be expensive and there is no guarantee that Gold Fields’ challenge would be successful.

There is no guarantee that any steps Gold Fields has already taken or might take in the future will ensure the retention of its existing mining rights, the successful renewal of its existing mining rights, the granting of applications for new mining rights or that the terms of renewals of its rights would not be significantly less favorable than the terms of its current rights. Any further adjustment to the ownership structure of Gold Fields’ South African mining assets in order to meet BBBEE requirements could have a material adverse effect on the value of Gold Fields’ securities.

An amendment bill to the MPRDA, namely the MPRDB, was passed by both the National Assembly and the National Council of Provinces, or NCOP, on March 27, 2014. In January 2015, the President referred the MPRDB back to parliament for reconsideration and on November 1, 2016, the Portfolio Committee on Mineral Resources tabled non-substantial revisions to the MPRDB in the National Assembly and a slightly revised version of the MPRDB was passed by the National Assembly and referred to the NCOP. There is a large degree of uncertainty regarding the changes that will be brought about should the MPRDB be made law. Among other things, the MPRDB seeks to require the consent of the Minister of Mineral Resources for the transfer of any interest in an unlisted company or any controlling interest in a listed company where such companies hold a prospecting right or mining right and to give the Minister of Mineral Resources broad discretionary powers to prescribe the levels required for beneficiation in promoting the beneficiation of minerals. For further information, see “Information on the Company—Environmental and Regulatory Matters—South Africa—Mineral Rights—The MPRDA”.

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

In recent years, governments, communities, non-governmental organizations, or NGOs, and trade unions in several jurisdictions have sought and, in some cases, have implemented greater cost imposts on the mining industry, including through the imposition of additional taxes and royalties. Such resource nationalism, whether in the form of cost imposts, interference in project management, mandatory social investment requirements, local content requirements or creeping expropriation could impact the global mining industry and Gold Fields’ business, operating results and financial condition.

In South Africa, the African National Congress, or the ANC, has adopted two recommended approaches to interacting with the mining industry. While the ANC has rejected the possibility of mine nationalization for now, the first approach contemplates, among other things, greater state intervention in the mining industry, including the revision of existing royalties, the imposition of new taxes and an increase in the South African government’s holdings in mining companies. The second approach contemplates the South African government taking a more active role in the mining sector, including through the introduction of a state mining company to be involved in new projects either through partnerships or individually.

The adopted policies may impose additional restrictions, obligations, operational costs, taxes or royalty payments on gold mining companies, including Gold Fields, any of which could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

In South Africa, the President has appointed the Davis Tax Committee to look into and review the current mining tax regime. The committee’s first interim report on mining, which was released for public comment on August 13, 2015, proposed no changes to the royalty regime but recommended the discontinuation of the upfront capital expenditure write-off regime in favor of an accelerated capital expenditure depreciation regime. In addition, the report recommended retaining the so called “gold formula” for existing gold mines only, as new gold mines would be unlikely to be established in circumstances where profits are marginal or where gold mines would conduct mining of the type intended to be encouraged by the formula. The committee also recommended the phasing out of additional capital allowances available to gold mines in order to bring the gold mining corporate income tax regime in line with the tax system applicable to all taxpayers. For a description of the gold formula, see “Operating and Financial Review and Prospects—Income and Mining Taxes—South Africa”. A further report is awaited from the committee after receiving public comment.

In Ghana, the ownership of land on which there are mineral deposits is separate from the ownership of the minerals. On January 1, 2017, in line with the development agreement concluded between Gold Fields and the government of Ghana, or the Development Agreement, Gold Fields’ royalty rate changed from a flat 5% of revenue to a sliding scale royalty based on the price of gold, starting at a rate of 3% on a gold price below U.S.$1,300 per ounce. The Development Agreement also resulted in a reduction in the corporate tax rate from 35% to 32.5%, effective March 17, 2016. The government of Ghana has a right to obtain a 10% free-carried interest in mining leases. In addition, stool/land rents of approximately U.S.$3 to U.S.$3.2 per acre are (depending on the exchange rate) payable to the government of Ghana. See “Information on the Company—Environmental and Regulatory Matters—Ghana—Mineral Rights”.

In Peru, the general corporate income tax rate was increased from 28% to 29.5% with effect from January 1, 2017. In turn, the dividends income tax rate applicable to non-resident shareholders has reduced from 6.8% to 5%. Since July 2012, mining companies have also been required to pay an annual supervisory contribution to the Supervisory Body of Investment in Energy and Mining (Organismo Supervisor de la Inversión en Energía y Minería), or the OSINERGMIN, as well as to the Assessment and Environment Supervising Agency (Organismo de Evaluación y Fiscalización Ambiental), or the OEFA. See “Information on the Company—Environmental and Regulatory Matters—Peru—Mining Royalty and Other Special Mining Taxes and Charges”.

In addition, a consultation law has been enacted, requiring the government to consult with indigenous or native populations on legislative or administrative proposals that may have an impact on their collective rights. See “Information on the Company—Environmental and Regulatory Matters—Peru—Mining Royalty and Other Special Mining Taxes and Charges”.

Australia operates a state based royalty regime, and a federal income tax regime. Each of Gold Fields’ Australian mines are in the State of Western Australia, which imposes a 2.5% royalty on the value of gold produced. In the 2012–13 State Budget, the Western Australian government announced a mineral royalty rate analysis to review Western Australia’s royalty arrangements. This review was conducted jointly by the Department of State Development and the Western Australian Department of Mines & Petroleum, or DMP, and the final report was released to the public on March 25, 2015.

The review examined the efficacy and appropriateness of the royalty system and assessed alternative systems. It recommended that the gold royalty rate increase from 2.5% to 3.75%. The government noted the recommendation of the review, but announced that it would not implement any of the recommended changes.

The Australian federal government levies a corporate income tax at the rate of 30%. It is existing government policy to reduce this to 25% over time. However, as the government does not have the support of the opposition parties, it is considered unlikely that this change will occur in the near time, if at all.

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

In order to maintain its social license to operate, Gold Fields may need to design or redesign parts of its mining operations to minimize their impact on such communities and the environment, either by changing mining plans to avoid such impact, by modifying operations, changing planned capital expenditures or by relocating the affected people to an agreed location. Responsive measures may require Gold Fields to take costly and time consuming remedial measures, including the full restoration of livelihoods of those impacted. In addition, Gold Fields is obliged to comply with the terms and conditions of all the mining rights it holds in South Africa. In this regard, the SLP provisions of our mining rights must make provision for local economic development, among other obligations. See “Information on the Company—Environmental and Regulatory Matters—South Africa—Mineral Rights”. Gold Fields also undertakes social and economic development spending in Australia, Ghana and Peru, both voluntarily and as a condition of its mining rights. See “Information on the Company—Community Relations and Creating Shared Value”. In addition, as Gold Fields has a long history of mining operations in certain regions or has purchased operations which have a long history, issues may arise regarding historical as well as potential future environmental or health impacts in those areas.

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

In fiscal 2016, 13%, 32%, 43% and 12% of Gold Fields’ gold-equivalent production was in South Africa, Ghana, Australia and Peru, respectively. Changes or instability in the economic, political or social environment in any of these countries or in neighboring countries could affect an investment in Gold Fields.

High levels of unemployment and a shortage of critical skills in South Africa, despite increased government expenditure on education and training, remain issues and deterrents to foreign investment. The volatile and uncertain labor and political environments, which severely impacts the local economy and investor confidence, has led, and may lead, to further downgrades in national credit ratings, making investment more expensive and difficult to secure. See “—Gold Fields’ operations and profits have been and may be adversely affected by union activity and new and existing labor laws” and “—A further downgrade of South Africa’s credit rating may have an adverse effect on Gold Fields’ ability to secure financing.” This may restrict Gold Fields’ future access to international financing and could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

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

In 2016, Australia, Ghana and Peru held national elections. Additionally, state elections for the government of Western Australia (the state in which Gold Fields’ Australian interests are located) were held on March 11, 2017. It is not certain what if any political, economic or social impacts the newly elected governments will have on Australia, Ghana and Peru, respectively, or on Gold Fields specifically.

There has also been regional social and community-related instability in the area around Gold Fields’ mining operations in Peru, where political developments in fiscal 2014 resulted in the election of local and regional officeholders who have taken public positions opposed to mining operations. In addition, engagement with community stakeholders, including in Peru and South Africa, can pose challenges to local management and any inability to properly manage these relationships may have a negative impact on our production or associated costs. There is also the potential for social instability or protests regarding mining activity in the communities near Gold Fields’ South Deep mine relating to, among other things, community investment, environmental concerns, service delivery by local government or other issues. Occurrence of any of the above mentioned developments could result in Gold Fields experiencing opposition or disruptions in connection with any of its operations. Such opposition or disruptions at any of Gold Fields’ operations, in particular if it has an adverse impact or costs or causes any stoppages (including as a result of any protests aimed at other mining operations that affect operations) could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

A further downgrade of South Africa’s credit rating may have an adverse effect on Gold Fields’ ability to secure financing.

Prior to 2017, the challenges facing the mining industry and other sectors, among other factors, had resulted in the downgrading of South Africa’s sovereign credit rating to one level above non-investment grade, or junk, by Standard & Poor’s and Fitch Ratings. However, on April 3, 2017, Standard & Poor’s downgraded South Africa’s sovereign credit rating to non-investment grade (BB+) with a negative outlook due to, among other things, political and economic uncertainty caused by changes in the government cabinet in South Africa. South Africa’s sovereign credit rating also suffered downgrades in fiscal 2015. As of April 3, 2017, Moody’s South African sovereign credit rating was Baa2 with a negative outlook and Fitch Ratings’ was BBB- with a negative outlook, two and one notches above non-investment grade, respectively. On April 3, 2017, Moody’s announced that it had put South Africa’s sovereign credit rating on a watch for a possible downgrade.

Further downgrading of South Africa’s sovereign credit rating to non-investment grade status by Moody’s or Fitch Ratings may adversely affect the South African gold mining industry and Gold Fields’ business, operating results and financial condition by making it more difficult to obtain external financing or could result in any such financing being available only at greater cost or on more restrictive terms than might otherwise be available. A downgrade to non-investment grade status by either of these two agencies may have a material adverse effect on the South African economy as many pension funds and other large investors are required by internal rules to sell bonds once two separate agencies rate them as non-investment grade. Any such negative impact on the South African economy may adversely affect the South African gold mining industry and Gold Fields’ business, operating results and financial condition.

Gold Fields’ operations are subject to water use licenses, which could impose significant costs and burdens.

Gold Fields operations are subject to water use licenses and regulations that govern each operation’s water usage and that require, among other things, mining operations to achieve and maintain certain water quality limits regarding all water discharges. Gold Fields is required to comply with these regulations under its permits and licenses and any failure to do so could result in the curtailment or halting of production at the affected locations.

Gold Fields continues to use measures to remove underground water to permit the routine safe functioning of South Deep. South Deep was issued with a water use license in November 2011. Certain conditions and other aspects of the approved license were identified as requiring modification and an application to address these was submitted to the Department of Water Affairs and Sanitation, or DWS, in February 2012. A further amended water use license application was submitted to the DWS in November 2013, primarily to reflect the results of a re-assessment of expected water use requirements and a changing water balance. No response was received from the DWS in relation to the 2013 amendment. In November 2014, an agreement was reached with the DWS to withdraw the 2013 amendment and to submit an updated amendment application in May 2015. The May 2015 amendment application reflects the proposed changes to the approved 2011 water use license conditions. In addition, the updated amendment reflects a variety of water management projects and initiatives that were implemented during fiscal 2014 and that are planned for implementation during fiscal 2015 and beyond. A presentation was provided to the DWS in March 2015 to appraise them of the proposed structure and content of the new amendment, prior to the re-submission in May 2015. Gold Fields continued to make representations to the DWS during fiscal 2016 and is currently waiting to receive an approved amended license. The existing approved license will remain in place while the application is processed by the DWS.

In 2015, South Deep concluded a water supply agreement with Sibanye Gold to supply water from Sibanye’s Ezulwini mine, via the Leeuspruit stream. The plan to secure water to support South Deep during production ramp-up could also be negatively impacted by Sibanye’s announcement on August 31, 2016 that it will be closing the Ezulwini (Cooke 4) mine. South Deep is currently assessing the implications of the closure if such application is granted.

South Deep has implemented a water and environmental management strategy in an effort to satisfy the conditions of its water use license and other relevant water and environmental regulatory requirements. However, there can be no assurance that Gold Fields will be able to meet all of its water and environmental regulatory requirements, primarily due to the inherent uncertainties related to certain requirements of the legislation, which are subject to ongoing discussions between government and the mining industry through the Chamber.

Any failure on Gold Fields’ part to achieve or maintain compliance with the requirements of its water use licenses with respect to any of its operations could result in Gold Fields being subject to substantial claims, penalties, fees and expenses; significant delays in operations; or the loss of the relevant water use license, which could curtail or halt production at the affected operation.

Further, any constraint on the water supply to South Deep could result in delays or constraints on the ramp up of that operation. Any of the above could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

Gold Fields has experienced and may experience further acid mine drainage related pollution, which may compromise its ability to comply with legislative requirements or results in additional operating or closure cost liabilities.

Acid mine drainage, and acid rock drainage, or ARD (collectively called acid drainage, or AD), are caused when certain sulphide minerals in rocks are exposed to oxidizing conditions (such as the presence of oxygen, combined with water). AD can occur under natural conditions or as a result of the sulphide minerals that are encountered and exposed to oxidation during mining or during storage in waste rock dumps, ore stockpiles or tailings dams. The acidic water that forms usually contains iron and other metals if they are contained in the host rock.

AD generation, and the risk of potential long-term AD issues, specifically at Gold Fields’ Cerro Corona, Damang and South Deep mines, is ongoing. Immaterial levels of surface AD generation also occur at Gold Fields’ Tarkwa and St. Ives mines. The AD issues at Damang are confined to the Rex open pit. Any AD which is currently generated is contained on Gold Fields property at all operations where it occurs and is managed as part of each mine’s operational water management strategy. The relevant regulatory authorities are also kept appraised of the Group’s efforts to manage AD through various submissions and other communications.

Gold Fields continues to investigate technical solutions at its South Deep, Damang and Cerro Corona mines to better inform appropriate strategies for long-term AD management (mainly post-closure), as well as to work towards a reliable cost estimate of these potential issues. None of these studies have allowed Gold Fields to generate a reliable estimate of the total potential impact on the Group. In addition, there can be no assurance that Gold Fields will be successful in preventing or managing long-term potential AD issues at these operations.

Gold Fields’ mine closure cost estimate (namely environmental rehabilitation provisions) for fiscal 2016 contains the aspects of AD management (namely tailings facilities, waste rock dumps, ore stockpiles and other surface infrastructure), which management has been able to reliably estimate. However, there could be no guarantee that Gold Fields’ current cost estimate, including the cost of post-closure water treatment, reflects all relevant factors and as such, the actual closure costs may be higher.

No adjustment for any effects on the Company that may result from potentially material (mainly post-closure) AD impacts at South Deep, Damang and Cerro Corona, has been made in the consolidated financial statements, other than through the Group’s normal environmental rehabilitation provisions.

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

•

Australia: due to legislative changes in Western Australia becoming effective in July 2014, an annual levy to the State of 1% of the total mine closure liability which goes into a State-administered fund known as the Mine Rehabilitation Fund is used to rehabilitate legacy sites or sites that have been prematurely closed or abandoned. As a consequence, Gold Fields’ Australian operations now self fund all mine closure liabilities; and

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

In 2014, the Peruvian government established a three-year moratorium on the application of fines and other punitive sanctions against persons and entities operating in Peru, prioritizing instead the imposition of corrective measures. This moratorium expires in July 2017 and it is not expected that it will be extended. The expiry of the moratorium increases the chances that Gold Fields’ Peruvian operations could be subject to greater focus by regulators on compliance with its environmental obligations.

The principal health risks associated with Gold Fields’ mining operations in South Africa arise from occupational exposure and potential community environmental exposure to silica dust, noise and certain hazardous substances, including toxic gases and radioactive particulates. The most significant occupational diseases affecting Gold Fields’ workforce include lung diseases (such as silicosis, tuberculosis, a combination of the two and chronic obstructive airways disease, or COAD) as well as noise-induced hearing loss, or NIHL. Employees have sought and may continue to seek compensation for certain illnesses, such as silicosis, from their employer under workers’ compensation and also, at the same time, in civil actions under common law (either as individuals or as a class) as is the case with the silicosis individual and class action lawsuits. Such actions may also arise in connection with the alleged incidence of such diseases in communities proximate to Gold Fields’ mines.

A consolidated application has been brought against several South African mining companies, including Gold Fields, for certification of a class action on behalf of current or former mineworkers (and their dependents) who have allegedly contracted silicosis and/or tuberculosis while working for one or more of the mining companies listed in the application. On May 13, 2016, the South Gauteng High Court ordered, among other things the certification of the two separate classes for silicosis and tuberculosis. Subsequently, the mining companies listed in the application were granted leave to appeal against all aspects of the class certification judgment. In addition to the class action, an individual silicosis-related action has been instituted against Gold Fields and one other mining company. See “Information on the Company—Legal Proceedings and Investigations—Silicosis”. If a significant number of such claims were suitably established against it, the payment of compensation for the claims and for any significant additional costs arising out of these issues could have a material adverse effect on Gold Fields’ business, reputation, operating results and financial condition. On March 4, 2016, AngloGold Ashanti Limited, or AngloGold Ashanti, and Anglo American South Africa reached a settlement to resolve approximately 4,400 combined silicosis claims, under which both companies will contribute, in stages, toward a total amount of up to R464 million (approximately U.S.$30 million) to an independent trust which will administer individual claims.

South Africa’s deputy Minister of Mineral Resources has stated that the ministry may increase sanctions, including closures, for mines in which fatalities occur because of violations of health and safety rules. The DMR can and does issue, in the ordinary course of its operations, instructions, including Section 54 orders, following safety incidents or accidents to partially or completely halt operations at affected mines. It is also Gold Fields’ policy to halt production at its operations when serious accidents occur in order to rectify dangerous situations and, if necessary, retrain workers. In fiscal 2016, 13 Section 54 stoppages were issued following visits by the DMR due to either perceived or actual unsafe working conditions, inadequate safety procedures or untrained personnel. Five of the work stoppages were to address safety issues. In addition, there can be no assurance that the unions will not take industrial action in response to such accidents which could lead to losses in Gold Fields’ production. Any additional stoppages in production, or increased costs associated with such incidents, could have a material adverse effect on Gold Fields’ business, operating results and financial condition. Such incidents may also negatively affect Gold Fields’ reputation with, among others, employees and unions, South African regulators and regulators in other jurisdictions in which Gold Fields operates.

Gold Fields could incur significant costs as a result of pending or threatened litigation, which could have a material adverse effect on Gold Fields’ business, operating results and financial condition. See “Information on the Company—Legal Proceedings and Investigations”. Further, any new regulations, potential litigation or any changes to the health and safety laws which increase the burden of compliance or the penalties for non-compliance may cause Gold Fields to incur further significant costs and could have a material adverse effect on Gold Fields’ business, operating results and financial condition. See “Information on the Company—Environmental and Regulatory Matters”.

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

The South African government plans to introduce a carbon tax. The carbon tax was intended to come into effect from January 1, 2015 but, in order to align the framework of the proposed carbon tax with the desired reduction outcomes, the implementation of the carbon tax was postponed in order to allow sufficient time for consultation on draft legislation and the implementation process. In November 2015, the national treasury, or the

National Treasury, published for comment a draft carbon tax bill, or the Draft Carbon Tax Bill, with a view to the implementation of the tax by January 2017. However, this time-frame has been extended as a new draft bill is expected to be published for public comment with an anticipated implementation of the new legislation in fiscal 2018. The National Treasury has stated that the carbon tax will be designed to ensure that it has no net impact on the electricity price. In June 2016, the National Treasury published the draft carbon offset regulations, or the Draft Carbon Offset Regulations. Carbon offsets are one of the allowances that carbon tax-liable entities can employ to reduce their tax-related exposure. A further iteration of the carbon offset regulations is expected by mid-fiscal 2017, as are regulations providing for further limitation of exposure for those liable entities that reduce their greenhouse gas emissions intensity. In addition, the Department of Environmental Affairs, or the DEA, is currently working on draft legislation that will impose so-called “carbon budgets” on entities in identified high-emitting industries, including mining, which are intended to operate as statutory limits for carbon dioxide equivalent emissions, or CO2e, emissions in excess of which may entail a fine or other punitive measures. Further clarification of the carbon budgets and the carbon tax, which will both target industrial greenhouse gas emissions, is expected by the end of fiscal 2017. In terms of the current Draft Carbon Tax Bill, companies that participate in the carbon budget system will be eligible for a 5% allowance under the carbon tax. While many aspects of the proposed carbon tax remain uncertain, the financial implications of government’s proposed carbon tax for Gold Fields, at an anticipated rate of R120 per tonne of CO2e, would have been between approximately R0.2 million and R0.6 million for fiscal 2016.The potential net effect of proposed allowances is to permit the reduction of a carbon tax liability by 60% to 95%. In other words, Gold Fields’ final liability will be significantly informed by the extent it is able to make use of the full suite of allowances that are built into the carbon tax design. Since these may be revised in a further iteration of the Bill, this estimated liability is subject to change. See “Information on the Company—Environmental and Regulatory Matters—South Africa—Environmental”.

In addition, a number of other regulatory initiatives are underway in countries in which Gold Fields operates that seek to reduce or limit industrial greenhouse gas emissions. These regulatory initiatives will be either voluntary or mandatory and are likely to impact Gold Fields’ operations directly or by affecting the cost of doing business, for example by increasing the costs of its suppliers or customers. Inconsistency of regulations particularly between developed and developing countries may affect both Gold Fields’ decision to pursue opportunities in certain countries and its costs of operations. Furthermore, additional, new and/or different regulations in this area, such as the imposition of lower limits than those currently contemplated, could be enacted, all of which could have a material adverse effect on Gold Field’s business, financial condition, results of operations and prospects. Assessments of the potential impact of future climate change regulation are uncertain, given the wide scope of potential regulatory change in countries in which Gold Fields operates.

Furthermore, the potential physical impacts of climate change on Gold Fields’ operations are uncertain and may adversely impact the business, operating results and financial condition of Gold Fields’ operations.

Our high debt levels pose risks to our viability and may make us more vulnerable to adverse economic and competitive conditions, as well as other adverse developments.

Gold Fields carries significant debt relative to its shareholder equity. As of December 31, 2016, Gold Fields’ consolidated debt was U.S.$1.7 billion. U.S.$0.2 billion of Gold Fields’ consolidated debt securities becomes due over the 24 months following December 31, 2016.

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

In South Africa, a recent increase in labor unrest has resulted in more frequent industrial disputes and extended negotiations that have negatively affected South Africa’s sovereign debt rating and subsequently the credit ratings of a number of the country’s leading mining companies, including Gold Fields. While widespread strikes in the gold mining industry have not occurred since the second half of fiscal 2012, the South African platinum industry was subject to a five month strike in 2014. Negotiations on a new agreement between Gold Fields and the registered trade unions of South Deep, which is due in fiscal 2018, will commence in fiscal 2017. While the outcome of Gold Fields’ wage negotiations with the unions in fiscal 2015 was relatively positive and resulted in a three year wage agreement with the National Union of Mineworkers, or NUM, and UASA, in light of the ongoing labor unrest there can be no guarantee that future negotiations, including the negotiations scheduled for fiscal 2017, will not be accompanied by further strikes, work stoppages or other disruptions.

Furthermore, guidelines and targets have been provided to facilitate compliance with the open-ended broad-based socio-economic empowerment requirements espoused in Section 2 of the MPRDA and in the broad-based socio-economic empowerment charter for the South African mining and minerals industry known as the Mining Charter, as well as the amendments to that charter that took effect from September 13, 2010, or the Amended Mining Charter. The Amended Mining Charter, contains guidelines which provide that all mining companies must achieve, among other things, 26% ownership by HDSAs of mining assets and a minimum of 40% HDSA demographic representation at the executive management, senior management, middle management, junior management and core and critical skills levels (subject to offsets) in order to comply with the empowerment requirements of the MPRDA. See “—Gold Fields’ mineral rights are subject to legislation, which could impose significant costs and burdens and which impose certain ownership requirements, the interpretation of which are the subject of dispute” and “Information on the Company—Environmental and Regulatory Matters—South Africa—Mineral Rights”. The ongoing implementation and enforcement of these requirements, including as a result of any changes thereto following the announced review, may be contentious.

Gold Fields’ operations in Ghana and Peru have recently been, and may in the future be, impacted by increased union activities and new labor laws. In particular, there can be no guarantee that labor unions in either country will not undertake strikes or “go-slow” actions impacting the Group’s operations or those of other related industries or suppliers, or that changes in local regulations will not result in increased costs and penalties being incurred by the Group.

In Ghana, in April 2013, employees represented by the Ghana Mineworkers Union, or GMWU, the Professional Managerial Staff Union and the Branch Union at both Tarkwa and Damang undertook illegal industrial action, resulting in the temporary suspension of production at both operations. The strike lasted six days and ended after Gold Fields and the GMWU reached a settlement. Subsequently, the wage negotiations with the unions in fiscal 2015 and fiscal 2016 were completed and wage agreements for fiscal 2016 and fiscal 2017 have been signed, with a 10% basic salary increase for fiscal 2016 (to be backdated) and a 6% increase for fiscal 2017. Nevertheless, in light of the recent labor unrest there can be no guarantee that negotiations in the future will not be difficult or accompanied by further strikes, work stoppages or other labor actions.

In Peru, the Group may see increased union activity over the course of fiscal 2017 as a result of reduced commodity and mineral prices which may lead to reductions in the annual income of employees. This may in turn cause unions to seek better and/or additional benefits to compensate for any such decrease in their annual income, such as through increased activities and/or industrial action. However, in January 2017, Gold Fields executed a three year agreement with Cerro Corona’s union that provides for a S/. 220 annual wage increase in fiscal 2017 which is equivalent to a 5.3% annual wage increase on average for this group of employees, 5.5% increase in fiscal 2018 and 5.8% increase in fiscal 2019. In addition, there was an increase in labor inspection activities over the course of fiscal 2016, and this may continue into fiscal 2017. See “Information on the Company—Environmental and Regulatory Matters—Peru”.

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

Gold Fields’ South Deep mining operation depends upon electrical power generated by the state-owned power provider, Eskom Limited, or Eskom. See “Operating and Financial Review and Prospects—Overview—Costs”. Eskom holds a monopoly on power supply in the South African market. Eskom tariffs are regulated by the National Energy Regulator of South Africa, or NERSA. During Eskom’s 2013-2014 fiscal year, through a third multi-year-price determination process, or MYPD3, NERSA granted Eskom 8% tariff increases for each fiscal year until 2018-2019. For 2015, NERSA granted Eskom an average tariff increase of 12.69% effective April 1, 2015, being 8% plus 4.69% due to the clawing back by Eskom of prudent costs from the “regulatory clearing account” applicable from April 2010 to March 2013, the first year of the MYPD3. On March 1, 2016, NERSA gave permission to Eskom to raise rates by an additional 9.4%, being 8% plus a net 1.4% due to the 2016 regulatory clearing account charge (for the second year of the MYPD3), in order to make up a cash flow shortfall. A regional group of intensive electricity users challenged NERSA’s decision in court. On August 16, 2016, the North Gauteng High Court overturned NERSA’s decision. On November 17, 2016, the North Gauteng High Court granted NERSA’s appeal to the Supreme Court of Appeal, which is currently pending. The outcome of the Supreme Court of Appeal’s judgment, and possibly the outcome of a further appeal to the Constitutional Court, will likely have notable impacts on the cost of electricity. The increase granted to Eskom for the period beginning April 1, 2017 is 2.2%. Should Gold Fields experience further power tariff increases, its business, operating results and financial condition may be adversely impacted.

In Australia, Gold Fields’ St. Ives and Agnew/Lawlers mines contract for the supply of electricity with BHP Nickel-West under a power purchasing agreement. Granny Smith receives its entire electricity supply from a new gas-fired power station, sourcing gas from a nearby gas pipeline, which has been constructed for the nearby Tropicana mine to supply gas to its operations. Access to this pipeline is facilitated through a newly constructed gas power station, which provides a 24 megawatt power generating system to Granny Smith. If any of Gold Fields’ Australian operations were to lose their supply, replacement of this supply may entail a significant increase in costs due to the volatile Western Australian gas market. Any such increase in costs could have a material adverse impact on Gold Fields’ business and operating results.

The Ghanaian state electricity supplier, the Volta River Authority, or the VRA, supplies power to Gold Fields Ghana Limited (Tarkwa mine), or Gold Fields Ghana, and the Electricity Company of Ghana, or the ECG, provides power to Abosso Goldfields Limited (Damang mine), or Abosso. The ECG’s tariff from January 1, 2015 to December 31, 2015 was U.S.$0.23/kWh. Following negotiations with management, the ECG agreed to decrease its tariff to U.S.$0.20/kWh from August 1, 2015 to January 31, 2016. There has been no revision of the ECG tariff to date. Gold Fields Ghana has agreed tariffs with the VRA with a base tariff of U.S.$0.1674/kWh with effect from January 1, 2015 using a tariff model which inputs actual variables (including the generation mix and input prices) of the previous quarter to determine the tariff for each quarter on a rolling basis. The average VRA tariff for fiscal 2016 was U.S.$0.158/kWh. On December 11, 2015, the Public Utilities Regulatory Commission increased the average electricity tariffs for the transmission grid, or GRIDCo, by approximately 59.2% increasing the tariff paid by Tarkwa only from U.S.$0.01539/kWh to U.S.$0.024252/kWh. In addition, the new Energy Sector Levies Act enacted in 2015 (Act 899) imposed a levy of 9% per kilowatt hour of electricity, on both public lighting and national electrification, applicable to all consumers (resulting in an increased charge to Tarkwa from the VRA of 1.2 c/kWh). While in his budget speech on March 2, 2017, the Minister of Finance announced that the levy of 9% on public lighting and national electrification will be reduced to 2% and 3% respectively there can be no guarantee that this reduction will be enacted. Although Gold Fields Ghana has also entered into an agreement with Genser Power, or Genser, for the supply of off-grid electricity, Genser will require a period of time to stabilize its operational performance and during this phase there is a risk of incurring periods of downtime which, if extended, would require Damang to revert back to ECG grid power. Any further increase in the electricity price could have a material adverse effect on the Group’s business and operating results. See “Information on the Company—Description of Mining Business”.

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

Gold Fields has been warned of possible load shedding under its voluntary load curtailment agreement with Eskom. While no load shedding was requested by Eskom in 2016, under this agreement, Gold Fields is required to reduce demand by up to 25% of load, depending on the severity of the shortage, for a specified period of time during which the national grid is unable to maintain its load. Any further disruption or decrease in the electrical power supply available to Gold Fields’ South Deep operation could have a material adverse effect on its business, operating results and financial condition.

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

Although the VRA has not imposed any power cuts in Ghana since August 2006, frequent power interruptions have occurred in the power supplied by the ECG. In 2015, the Ghanaian government imposed a 33% load shedding program on all mining and industrial companies. While the power supply stabilized during fiscal 2016, there can be no guarantee that further power interruptions will not occur. While Gold Fields has taken steps to source power from an independent power producer to complement its self-generation source, there can be no guarantee that Gold Fields will be able to source enough power to make up for any shortfall in the power supplied by the ECG.

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

In September 2013, Gold Fields was informed that it is the subject of a regulatory investigation in the United States by the SEC relating to the BBBEE transaction associated with the granting of the mining rights for its South Deep operation. In South Africa, the Directorate for Priority Crime Investigation, BBBEE informed the Company that it had started a preliminary investigation into this BEE transaction to determine whether or not to proceed to a formal investigation, following a complaint by the Democratic Alliance. While Gold Fields was informed on June 22, 2015 that the Foreign Corrupt Practices Act Unit of the SEC concluded its investigation in connection with the BBBEE transaction related to South Deep and, based on the information available to them, would not recommend to the SEC that enforcement action be taken against Gold Fields, it is not possible to determine at this stage what effect the ultimate outcome of these investigations, any regulatory findings and any related developments may have on the Company. Among other things, the notice provided by the SEC regarding the conclusion of its investigation noted that the notice “must in no way be construed as indicating that the party has been exonerated or that no action may ultimately result from the staff’s investigation”. See “Information on the Company—Legal Proceedings and Investigations—Regulatory Investigation”.

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

The price of oil has been volatile, fluctuating between U.S.$36.25and U.S.$58.07 per barrel of Brent Crude in 2016. As of April 3, 2017, the price of oil was at U.S.$53.53 per barrel of Brent Crude. Gold Fields does not currently have any significant oil hedges.

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

Gold Fields has an insurance program, however, it may become subject to liability against which it has not insured, cannot insure or has insufficiently insured, including those in respect of past mining activities. Gold Fields’ existing property and liability insurance contains exclusions and limitations on coverage. For example, should Gold Fields be subject to any regulatory or criminal fines or penalties, these amounts would not be covered under its insurance program. Should Gold Fields suffer a major loss, future earnings could be affected. In addition, Gold Fields’ insurance does not cover loss of profits. Further, insurance may not continue to be available at economically acceptable premiums. As a result, in the future, Gold Fields’ insurance coverage may not cover the extent of claims against it or any cross-claims made.

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

The prevalence of HIV/AIDS in South Africa poses risks to Gold Fields in terms of potentially reduced productivity and increased medical and other costs. Compounding this are the concomitant infections, such as tuberculosis, that can accompany HIV illness, particularly at the end stages, and cause additional healthcare-related costs. If there is a significant increase in the incidence of HIV/AIDS infection and related diseases among the workforce, this may have a material adverse effect on Gold Fields’ business, operating results and financial condition. See “Directors, Senior Management and Employees—Employees—Safety and Wellness—Employee Health and Wellness—HIV/AIDS”.

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

These systems may be subject to security breaches (e.g. cyber-crime or activists) or other incidents that can result in misappropriation of funds, increased health and safety risks to people, disruption to our operations, environmental damage, loss of intellectual property, disclosure of commercially or personally sensitive information, legal or regulatory breaches and liability, other costs and reputational damage. While no material losses related to cyber security breaches have been discovered, given the increasing sophistication and evolving nature of this threat, Gold Fields cannot rule out the possibility of them occurring in the future. An extended failure of critical system components, caused by accidental, or malicious actions, including those resulting from a cyber security attack, could result in a significant environmental incident, commercial loss or interruption to operations.

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

Gold Fields is incorporated in South Africa. All of Gold Fields’ directors and executive officers reside outside of the United States. Substantially all of the assets of these persons and substantially all of the assets of Gold Fields are located outside the United States. As a result, it may not be possible for investors to enforce against these persons or Gold Fields a judgment obtained in a United States court predicated upon the civil liability provisions of the federal securities or other laws of the United States or any state thereof. In addition, investors in other jurisdictions outside South Africa may face similar difficulties.

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

Gold Fields pays cash dividends only if funds are available for that purpose. Whether funds are available depends on a variety of factors, including the amount of cash available and Gold Fields’ capital expenditures (on both existing infrastructure as well as on exploration and other projects) and other cash requirements existing at the time. Under South African law, Gold Fields will be entitled to pay a dividend or similar payment to its shareholders only if it meets the solvency and liquidity tests set out in the Companies Act No. 71 of 2008, or the Companies Act, and Gold Fields’ Memorandum of Incorporation, or MOI. Given these factors and the Board of Directors’ discretion to declare cash dividends or other similar payments, dividends may not be paid in the future. It should be noted that a 20% withholding tax on dividends declared by South African resident companies to non-resident shareholders or non-resident ADS holders was introduced with effect from February 22, 2017. See “Additional Information—Taxation—Certain South African Tax Considerations—Withholding Tax on Dividends”.

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

Shareholders’ equity interests in Gold Fields will be diluted to the extent of future exercises or settlements of rights under the Gold Fields 2012 Share Plan, or the 2012 Plan, the Gold Fields 2005 Share Plan, or the 2005 Plan, the revised Gold Fields Limited 2012 share plan, or the revised Gold Fields Limited 2012 Share Plan, and any additional rights. See “Directors, Senior Management and Employees—The Gold Fields Limited 2005 Share Plan” and “Directors, Senior Management and Employees—The Revised Gold Fields Limited 2012 Share Plan”. Gold Fields shares are also subject to dilution in the event that the Board is required to issue new shares in compliance with BBBEE legislation.

ITEM 4: INFORMATION ON THE COMPANY

Introduction

Gold Fields is a significant producer of gold and a major holder of gold reserves in South Africa, Ghana, Australia and Peru. In Peru, Gold Fields also produces copper. Gold Fields is involved in underground and surface gold and copper mining and related activities, including exploration, development, extraction, processing and smelting.

In 2016, the South African, West African, Australasian and South American operations produced 13%, 32%, 43% and 12% of Gold Fields total gold-equivalent production, respectively. Gold Fields’ currently holds a 91.3% interest in the South African operation, South Deep. Gold Fields also owns the St. Ives mine, the Yilgarn South Assets and has a 90.0% interest in each of the Tarkwa gold mine and the Damang gold mine in Ghana. Gold Fields also owns a 99.53% economic interest in the Cerro Corona mine in Peru. In November 2016, Gold Fields entered into a 50:50 unincorporated joint venture with Gold Road Resources, or Gold Road, for the development and operation of the Gruyere Gold Project in Western Australia. In addition, Gold Fields has gold and other precious metal exploration activities and interests in Africa, Eurasia, Australasia and the Americas.

As of December 31, 2016, Gold Fields reported attributable proven and probable gold and copper reserves of 48.0 million ounces of gold and 454 million pounds of copper, as compared to the 46.1 million ounces of gold and 532 million pounds of copper, reported as of December 31, 2015. See “—Reserves of Gold Fields as at December 31, 2016”.

In fiscal 2016, Gold Fields processed 34.2 million tonnes of ore and produced 2.22 million ounces of gold equivalent ounces. On an attributable basis, Gold Fields produced 2.15 million ounces of gold equivalent ounces.

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

Historically, the key gold producers globally have been Barrick, Newmont Mining Corporation, or Newmont, AngloGold Ashanti, Goldcorp Inc., or Goldcorp, and Gold Fields before the Spin-off. In fiscal 2016, Barrick, Newmont, AngloGold Ashanti and Goldcorp were, in that order, the four largest gold producers in the world, producing 5,517, 4,898, 3,628 and 2,873 thousand ounces respectively, and together accounted for 16% of the total global production for the year, according to the information provided by the companies and industry reports. Gold Fields was the seventh largest gold producer in the world in 2016, producing 2.15 million gold equivalent ounces on an attributable basis.

According to publicly available sources, at December 31, 2016 for each of Barrick, Newmont, AngloGold Ashanti and Goldcorp, Barrick had 13 operations in eleven countries, Newmont had 15 operations in five countries, AngloGold Ashanti had 17 operations in nine countries and Goldcorp had 12 operations in six countries.

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

Developments since December 31, 2015

Since the end of fiscal 2015, the following significant events have occurred:

On February 19, 2016, Gold Fields Australasia (Proprietary) Limited, or GFA, a wholly owned subsidiary of Gold Fields, announced an offer to purchase U.S.$200 million of the notes due October 7, 2020, issued October 7, 2010, or the U.S.$1 billion Notes. Gold Fields accepted for purchase an aggregate principal amount of U.S.$1 billion Notes equal to U.S.$147.6 million at the purchase price of U.S.$880 per U.S.$1,000 in principal amount of U.S.$1 billion Notes. Gold Fields intends to hold the U.S.$1 billion Notes acquired until their maturity date on October 7, 2020. See “Additional Information—Material Contracts—U.S.$1 billion Notes Issue”.

On March 17, 2016, Gold Fields concluded the Development Agreement with the government of Ghana for both the Tarkwa and Damang mines. See “—Environmental and Regulatory Matters—Ghana—Mineral Rights”.

On March 18, 2016, Gold Fields successfully completed a U.S.$151.5 million (R2.3 billion) non-U.S. accelerated equity raising by way of a private placement, or the Placing, to institutional investors. A total number of 38,857,913 new Gold Fields shares were placed at a price of R59.50 per share which represents a discount of 6.0% to the 30-day volume weighted average traded price, for the period ended March 17, 2016 and a 0.7% discount to the 50-day moving average. The net proceeds from the Placing were applied to the U.S.$1,510 million term loan and revolving credit facilities that were utilized to purchase the U.S.$1 billion U.S.$1 billion Notes amounting to U.S.$147.6 million, as described above.

On March 29, 2016, the Full Court of the Federal Court of Australia overturned a July 2014 Federal Court decision that the re-grant of certain tenements to Gold Fields Australia’s St. Ives mine in 2004 by the State was not compliant with the correct processes in the Native Title Act. The Applicants’ application to seek leave to appeal this decision to the High Court of Australia was unsuccessful, and the matter is now finalized. See “—Legal Proceedings and Investigations—Ngadju Native Title Claim”.

On May 13, 2016, the South Gauteng High Court ordered, among other things, the certification of two separate classes for silicosis and tuberculosis on behalf of current or former mineworkers (and their dependents) who have allegedly contracted silicosis and/or tuberculosis while working for one or more of the mining companies listed in the application. Subsequently the mining companies listed in the application were granted leave to appeal against all aspects of the class certification judgment. See “—Legal Proceedings and Investigations—Silicosis”.

On June 7, 2016, Gold Fields successfully refinanced its U.S.$1,510 million credit facilities due in November 2017. The new facilities amount to U.S.$1,290 million and comprise three tranches:

•	U.S.$380 million: 3 year term loan maturing in June 2019 – margin 250 basis points (bps) over Libor;

•	U.S.$360 million: 3 year revolving credit facility also maturing in June 2019 (with an option to extend to up to 5 years) – margin 220bps over Libor; and

•	U.S.$550 million: 5 year revolving credit facility maturing in June 2021 – margin 245bps over Libor.

The new facilities were concluded with a syndicate of 15 banks. On average, the interest rate on the new facilities is similar to the interest rate on the existing facilities. A total of US$645 million was drawn down from the new facilities on 13 June 2016 to repay the group’s existing US$ facilities, with US$645 million remaining unutilized. The refinancing is a key milestone in Gold Fields’ balance sheet management and increases the maturity of its total borrowings, with the first maturity now only in June 2019 (previously November 2017).

On December 13, 2016, Gold Fields acquired a 50% interest in the Gruyere Gold Project for a total purchase consideration of A$350 million (U.S.$259 million) payable in cash and a 1.5% royalty on Gold Field’s share of production after the total mine production exceeds 2 million ounces. The purchase consideration comprises A$250 million (U.S.$185 million) payable on the effective date (December 13, 2016), and A$100 million (U.S.$74 million) payable according to an agreed construction cash call schedule. In addition, transaction costs of A$19 million (U.S.$13 million) were incurred and capitalized. The 1.5% royalty will be accounted for as the production milestones are met. The 50% unincorporated interest in the project was accounted for as a joint operation. Based on an assessment of the relevant facts and circumstances, the Group concluded that the acquisition of the Gruyere Gold Project did not meet the criteria for accounting as a business combination and the transaction was accounted for as an asset acquisition. Refer note 15.2 to the consolidated financial statements.

During fiscal 2016, Gold Fields established a new Technology and Innovation, or the T&I, division This division has technical oversight throughout the Group and has developed a new T&I strategy by determining the best ways to improve safety, increase production and reduce operating costs. See “—Group Performance Scorecard—Business Optimization—Technology and Innovation”.

On February 16, 2017, Gold Fields announced the results of the Rebase Plan. The Rebase Plan defines the updated Mineral Reserve and LoM plan for South Deep and incorporates all recent revisions and improvements in mine design, production scheduling and geotechnical parameters. In addition, the supporting infrastructure equipment, labor, ore handling, ventilation and refrigeration, backfill, water and power provisions required to support the production plan have been incorporated. South Deep is now targeting steady-state annual production of approximately 500,000 ounces by fiscal 2022 at an AIC of U.S.$900 per ounce.

In October 2016, Gold Fields announced its reinvestment plan for the Damang Gold mine in Ghana, or the Damang Reinvestment Plan, which is expected to extend the LoM by eight years from 2017 to 2024. The Damang Reinvestment Plan is expected to enhance Gold Fields presence in one of our key operating regions and result in significant social benefits for the country, including the creation and preservation of 1,850 direct and indirect employment positions.

On December 4, 2016, Gold Fields continued to streamline its portfolio by selling 11 producing and non-producing royalties to Toronto-listed Maverix Metals Inc. in return for a 32% stake in the company (refer note 15.1(b) to the consolidated financial statements).

Effective March 31, 2017, ABSA Bank Limited, GFIJVH, GFO and certain wholly owned subsidiaries of Gold Fields entered into a R500 million Revolving Credit Facility. The purpose of the facility is to fund capital expenditure and general corporate and working capital requirements of the Gold Fields group. The tenor of the facility is six years. The final maturity date of this facility is March 31, 2020.

Effective March 31, 2017, Standard Bank, GFIJVH, GFO and certain wholly owned subsidiaries of Gold Fields entered into a R500 million Revolving Credit Facility. The purpose of the facility is to fund capital expenditure and general corporate and working capital requirements of the Gold Fields group. The tenor of the facility is six years. The final maturity date of this facility is March 31, 2020.

Planned Disposals

Gold Fields, in line with its strategy of efficient portfolio management, identifies and earmarks for divestment assets that are not aligned with the Group’s business objectives. The Arctic Platinum Project, or APP, in Finland remains earmarked for divestment.

In addition, Gold Fields has stated that it will, in the first half of fiscal 2017, commence a sales process for Darlot. Darlot was acquired in fiscal 2013 as part of the acquisition of Barrick Gold’s Yilgarn South Assets in Western Australia. Gold Fields has invested heavily to extend the LoM beyond the initial projected six months which has resulted in Darlot producing more than 228,000 ounces of gold in the past three years. The ongoing multi-year investment in exploration as well as the discovery of new mineral deposits at Darlot could increase the current LoM, which extends to early fiscal 2018 based on current reserves. However, without additional conversion or discovery, the production levels are expected to decline over time, which may adversely affect the current LoM of Darlot to mid-fiscal 2018 and the full reserve may not therefore be exploited. Management believes that Darlot needs a more intensive exploration focus, which Gold Fields is unable to provide given its significant exploration activities at its other Australian assets as well as the development of the Gruyere Gold Project.

Organizational Structure

Gold Fields is a holding company with its significant ownership interests organized as set forth below.

Group Structure(1)(2)

Gold Fields Limited
Other subsidiaries and investments
90%
GFL Mining Services Limited (South Africa)
Newshelf 899 (Pty) Ltd (South Africa)
GFI Joint Venture Holdings (Pty) Ltd (Formerly Barrick Gold South Africa (Pty) Ltd)
Gold Fields Operations Ltd (Formerly Western Areas Ltd)
50%
50%
South Deep Operation
Gold Fields Orogen Holding (BVI) Limited (British Virgin Islands)
other subsidiaries and investments(1)
Gold Fields Corona (BVI) Limited (British Virgin Islands)
various exploration subsidiaries
Minera Gold Fields Salares Norte Limitada (Chile)
99.53% economic interest
Gold Fields la Cima S.A. (Peru)
Salares Norte Project
Cerro Corona Operation
Gold Fields Holdings Company (BVI) Limited (British Virgin Islands)
Other subsidiaries and investments
Gold Fields Netherlands Coöperatief U.A.
Other subsidiaries and investments, including the Far South East (FSE) Project in the Philippines(2)
Gold Fields Ghana Holdings (BVI) Limited (British Virgin Islands)
90%
90%
Gold Fields Ghana Limited (Ghana)
Abosso Goldfields Limited (Ghana)
Tarkwa Operation
Damang Operation
Gold Fields Exploration B.V. (Netherlands)
Agnew Gold Mining Company Pty Limited (Australia)
St. Ives Gold Mining Company Pty Limited
Darlot Mining Company Pty Limited (Australia)
GSM Mining Company (Pty) Limited (Australia)
Gruyere Mining Company (Pty) Limited (Australia)
other subsidiaries and investments
Gold Fields Finland O.Y. (Finland)
Agnew Operation
St. Ives Operation
Darlot Operation
Granny Smith Operation
50%
Gruyere Gold Project
Lawlers Operation
Gold Fields Arctic Platinum O.Y. (Finland)
Arctic Platinum Project

Notes:

(1)	As of April 3, 2017, unless otherwise stated, all subsidiaries are, directly or indirectly, wholly-owned by Gold Fields.

(2)	See “Additional Information—Material Contracts—Additional Black Economic Empowerment Transactions”.
(3)	Not all other subsidiaries and investments are wholly-owned.

Gold Fields is a limited public company incorporated in South Africa, with a registered office located at 150 Helen Road, Sandown, Sandton, 2196, South Africa, telephone number +27-11-562-9700.

Strategy

Overview

After almost four years of belt-tightening and consolidation, fiscal 2016 was the year in which Gold Fields started strengthening and expanding its portfolio of mines and projects to ensure longer-term sustainable cash generation.

Gold Fields began fiscal 2016 in much better financial and operational shape than when our transformation journey started in fiscal 2012. While we benefited from a stronger than planned for gold price our 2016 successes are attributable to remaining focused on achieving our key strategic priorities, which were:

•	South Deep—finalize and successfully implement the Rebase Plan for long-term success;

•	Cash-flow generation—improve cash flow and margin;

•	Dividends—pay between 25% and 35% of normalized earnings;

•	Balance sheet—reduce net debt to adjusted EBITDA, ratio to 1.0 times or below by the end of fiscal 2016; and

•	Growth and expansion—through brownfields exploration, project development and opportunistic, value-accretive acquisitions.

The Company has made progress on each of these priorities during fiscal 2016.

In February 2017, we announced the long-term production and cost guidelines for the South Deep mine in South Africa after two years of extensive rebasing work by the management team appointed in fiscal 2015. We are now targeting steady-state production of approximately 500,000 ounces by fiscal 2022 at an AIC of U.S.$900 per ounce. Of significance, South Deep was cash-positive in fiscal 2016 for the first time, helped by the higher Rand gold price.

During fiscal 2016, we generated U.S.$294 million in net cash flow (non-IFRS measure-see “Information on the Company—Glossary of mining terms—net cash flow” for a reconciliation to “net cash flow from operations” in accordance with IFRS) compared with U.S.$123 million in fiscal 2015. While our Australian mines and South Deep were undoubtedly aided by the weaker Australian Dollar and South African Rand, improved cash generation is also attributable to tight cost management by our operational teams, as well as the improved operating performance at South Deep, which recorded a U.S.$92 million swing in cash-flow from an outflow of U.S.$80 million in fiscal 2015 to an inflow of U.S.$12 million in fiscal 2016. The 17% cash-flow margin at the average gold price received of U.S.$1,241 per ounce in fiscal 2016 is well ahead of target (15% at a gold price of U.S.$1,300 per ounce).

The total dividend for the year of R1.10 per share equates to 32% of normalized earnings, at the upper end of our dividend policy and 340% ahead of the total dividend declared in fiscal 2015.

Through a combination of improved cash-flows, debt restructuring and equity raising, we managed to achieve a net debt to adjusted EBITDA ratio of 0.95 times at the end of fiscal 2016 (even after the upfront A$250 million payment for the Gruyere Gold Project), compared with 1.38 times at the end of fiscal 2015. We are confident of maintaining a responsible net debt position during fiscal 2017, despite funding new, lower-cost projects.

A significant investment in the future of Gold Fields positions us to generate future profits at the current gold price and offer leverage to a rising gold price. In support of this strategy, we launched some key projects during fiscal 2016, in addition to the South Deep rebase announcement:

•

In October, we announced a US$341 million investment at our Damang mine to extend the life of the mine by 1.6 million ounces and eight years. Production will be at a low AIC of around US$950/oz and be cash- generative in about three years’ time.

•

In November, we acquired a 50% joint venture interest in and management control of the Gruyere Gold Project in Western Australia owned by Australian exploration company Gold Road Resources for a consideration of A$350 million. Once in production, which is forecast for late fiscal 2018 or early fiscal 2019 and will require a total of A$507 million in capital for the construction, the Gruyere Gold Project will produce about 270,000 ounces a year (100% basis) over a 13-year reserve life at an AIC of less than U.S.$805 per ounce;

•

Also in Western Australia, we spent A$102 million (U.S.$76 million) on near-mine (brownfields) exploration at our four mines, adding 450,000 ounces in mineral reserves (after depletion) during the year. This was driven by successful exploration programs at St. Ives and Granny Smith. For fiscal 2017, we have planned a further A$89 million (U.S.$65 million) in brownfields exploration spend at the operating mines as well as A$4 million (U.S.$3 million) at the Gruyere Gold Project; and

•

Finally, we streamlined our portfolio by selling 11 producing and non-producing royalties to Toronto-listed Maverix Metals Inc., or Maverix, in return for a 32% stake in Maverix, which has already provided a noticeable increase in value.

All of our key decisions regarding the Company’s future growth relied on collaboration with our stakeholders to achieve meaningful cash-flow for the benefit of all stakeholders:

•

Gold Fields showed a vastly improved safety performance in fiscal 2016. Our TRIFR improved by 33% to 2.27 recordable injuries per million hours worked. Regrettably, we still had one fatality in fiscal 2016, compared to three fatal mine accidents in fiscal 2015. We have found that there is a strong correlation between a safe mine and a strong operating performance, and remain committed to realizing our Zero Harm policy;

•

The long-term Rebase Plan for South Deep is critically dependent on the co-operation of our employees, and the three-year agreement we entered into with their representative trade unions in fiscal 2015 was a vital underpin to the plan. We have also engaged the local community through a variety of projects focused on improving their social and economic wellbeing with a specific emphasis on host community procurement and employment. This, we believe, will ensure that these communities will grant us our social license to operate, which is critical given South Deep’s significant mine life;

•

The investment in Damang was facilitated in part by the signing of a Development Agreement with the Ghanaian government in March 2016. This agreement provides tax and other concessions in return for future investment at our operations. Furthermore, the investment guarantees the creation and protection of about 1,850 direct jobs as well as sizeable community programs over the mine’s new eight-year life; and

•

A significant investment in low-carbon and renewable energy projects at many of our mines is intended to ensure that we reduce the future cost of electricity and facilitate long-term security of supply, thereby mitigating two critical risks facing the Company. A majority of our Australian and Ghanaian operations are now powered by gas, after new gas-fired power plants were commissioned to supply our Granny Smith, Tarkwa (currently 50% supply) and Damang mines. In addition, we have appointed a renewable energy firm to develop a 40MW solar plant at South Deep over the next two years, which apart from lower costs and security of supply, has the added benefit of reducing carbon emissions at the mine.

Supporting our integrated management approach is robust and effective corporate governance throughout the Group. During fiscal 2016, the Company revised its Code of Conduct, which forms the ethical basis of the business and informs how we conduct ourselves and interact with all stakeholders. We have also committed to implementing the recommendations of the King IV Report on Corporate Governance.

Our focus on viable cash-generation was supported by the recovery in the gold price during fiscal 2016. After falling by 45% between September 2011 and December 2015, when it hit a low of U.S.$1,060 per ounce, the gold price recovered in fiscal 2016, ending the fiscal year at U.S.$1,130 per ounce. Since then it stabilized at around the U.S.$1,200 per ounce level towards the end of February 2017. To some extent, we were also supported by weaker currencies in commodity-exporting nations, though this effect was less pronounced than in fiscal 2015.

The ability to generate cash is critical in distributing the benefits from mining to our stakeholders. In fiscal 2016, Gold Fields’ value distribution, as measured by the WGC definitions, totaled U.S.$2.505 billion, slightly more than the U.S.$2.425 billion we distributed in fiscal 2015. This amount was dispensed as follows during fiscal 2016:

•	U.S.$122 million (fiscal 2015: U.S.$117 million) to shareholders and debt providers, who are seeking a return on their invested capital through dividend and interest payments;

•	U.S.$482 million (fiscal 2015: U.S.$435 million) to our employees, whose work is rewarded through salaries and other benefits;

•	U.S.$1,648 billion (fiscal 2015: U.S.$1.663 billion) to contractors and suppliers, from whom we procure goods and services;

•	U.S.$235 million (fiscal 2015: U.S.$196 million) to governments and regulators, who grant us our mining licenses and who benefit from our tax and royalty payments; and

•

U.S.$16 million (fiscal 2015: U.S.$14 million) in social investment programs among our host communities, whose support is critical for our social license to operate and who benefit significantly through host community jobs and procurement.

Group Performance Scorecard

Each year, Gold Fields adopts a Group performance scorecard that incorporates the strategic priorities and seeks to instill the right culture and behaviors among our workforce, driven by the strategic imperative of cash generation.

By integrating all of the key value drivers into the business, the scorecard also aims to enhance the Group’s sustainability. The scorecard consists of four key performance areas and elements against which we measure our performance. These are financial performance; our social license to operate; people; and business optimization.

Financial Performance

The first key performance area of the Group scorecard is financial performance, as measured by cash flow generation and debt reduction as well as improving investor confidence. Our strategy is driven by the objective of generating a 15% FCF Margin at a gold price of U.S.$1,300 per ounce, as we believe that this is a reasonable long-term price for bullion. The premise is that when the gold price trades above U.S.$1,300 per ounce, the FCF Margin will grow commensurately. Conversely, when prices trade below U.S.$1,300 per ounce, as we have seen since 2012, the inclusion of the 15% FCF Margin at that level provides Gold Fields with a safety cushion down to our cash breakeven level of approximately U.S.$1,050 per ounce. The Group’s FCF Margin for 2016 was 17%, despite the fact that at U.S.$1,241 per ounce, the actual annualized gold price received was again below the planning price of U.S.$1,300 per ounce. It illustrates that our strategy of boosting margin growth is paying off.

Net Cash Flow and Focus on Cost

Net cash flow is one of the key measurements of Gold Fields’ turnaround strategy since fiscal 2012. Despite the 25% decline in the average price of gold between fiscal 2012 and fiscal 2016, Gold Fields’ ability to generate cash has improved substantially. During fiscal 2016, this was aided by the higher average gold price received, as well as a weakening of the Rand and the Australian dollar against the U.S. dollar. The improved Rand gold price also helped South Deep breakeven for the first time. Our cash flow progression over the past five years has seen us turn around a net cash outflow of U.S.$280 million in fiscal 2012 to a net cash inflow of U.S.$294 million in fiscal 2016.

Central to our ability to generate free cash flow is a commitment to cost management, which we have implemented rigorously over the past few years, though we have been careful not to cut sustaining capital expenditure critical to maintaining the long-term integrity of our ore bodies.

During fiscal 2016, costs were marginally lower than in fiscal 2015 as a result of exchange rate benefits, lower oil prices and cost controls by our operations. Both AIC at U.S.$1,006 per ounce and AISC at U.S.$980 per ounce were below their respective 2016 guidance ranges of U.S.$1,035 per ounce to U.S.$1,045 per ounce and U.S.$1,000 per ounce to U.S.$1,010 per ounce, respectively. Cumulative reduction for AIC between fiscal 2012 and fiscal 2016 has been 35%.

Debt Reduction

One of Gold Fields’ key strategic objectives has been to reduce the amount of debt on our balance sheet. In this regard, management set itself a target of reducing the net debt to adjusted EBITDA ratio to below 1.0x by the end of fiscal 2016.

Over the year, the Group entered into a number of transactions which impacted the debt balance, including a bond buy-back of U.S.$148 million funded from an equity raising of U.S.$152 million to decrease the level of net debt. The first upfront payment for the Gruyere transaction (A$250 million) in December 2016 had the effect of increasing the Group’s net debt. Despite this, the bond buy-back and equity raising, as well as the U.S.$294 million in net cash flow generated during the year, helped decrease our net debt by U.S.$214 million, from U.S.$1,380 million at the end of December 2015 to U.S.$1,166 million at the end of December 2016. This resulted in a net debt to adjusted EBITDA ratio of 0.95x, below our stated target of 1.0x.

Improving Investor Confidence

Our portfolio has undergone a fundamental change since fiscal 2013. We spun off the Sibanye Gold assets to shareholders, eliminated marginal mining, stopped all projects in our growth pipeline that did not provide an adequate return and, in October 2013, acquired the Yilgarn South Assets in Western Australia from Barrick.

In fiscal 2016, we expanded our portfolio to take advantage of the improved gold price and our significant cash-flow generation.

The only operating asset in the Group that still has to be brought fully to account is our South Deep mine. Here we achieved cash breakeven for the first time in fiscal 2016. The mine reported net cash inflow of U.S.$12 million compared to an outflow of U.S.$80 million in fiscal 2015 and in February 2017 announced the mine’s long-term production and cost metrics (the Rebase Plan).

Gold Fields also remains one of the higher dividend payers among its peers. The total dividend declared for the year of R1.10 per share (fiscal 2015: R0.25 per share) is equivalent to 32% of normalized earnings, close to the top end of our dividend policy of paying out 25% to 35% of normalized earnings as dividends. We believe that Gold Fields has established a solid base which will maintain the confidence of our current shareholders and attract long-term investors seeking value and leverage to the gold price.

Business Optimization

Underpinning the financial performance of the business is Gold Fields’ commitment to running its operations safely, efficiently and cost-effectively without undermining the longevity of our mines. We measure the success of business optimization by looking at our progress on Safety and Health; the performance and growth of our portfolio of mines and projects; setting up the South Deep project for long-term success; running our mines energy efficiently; and using technology and innovation to optimize their future performance.

Gold Fields’ operating and financial performance during fiscal 2016 showed that our efforts in this regard are paying off. Highlights were:

•	Production of 2.15 million gold-equivalent attributable ounces, broadly in line with our updated guidance for the full year of 2.10 to 2.15 million ounces;

•	Strong cost management across the Group resulted in a good cost performance with AISC of U.S.$980 per ounce and AIC of U.S.$1,006 per ounce in fiscal 2016, below guidance for the year; and

•	Net cash flow increased strongly to U.S.$294 million in fiscal 2016 compared with U.S.$123 million in fiscal 2015.

Safety and Health

Safety is management’s first priority in running our operations, and it is critical that we continuously emphasize that our first value is “if we cannot mine safely we will not mine.” Nevertheless, we had one fatality during fiscal 2016 (compared with four fatalities in fiscal 2015, three resulting from operational accidents and one from crime). On September 10, 2016, Mr. Vakele Thafeni, a learner miner, was killed after a 1.5 magnitude seismic event caused an underground rock burst at South Deep. Post year-end, on January 1, 2017, Thankslord Bekwayo, a dump truck operator, and on February 16, 2017, Nceba Mehlwana, a loco driver, were killed in underground accidents.

While any fatality is an undoubted setback on our journey to Zero Harm, we are encouraged by the progress made in terms of our overall safety performance during 2016. Our TRIFR showed a further 33% improvement to 2.27 per million hours worked from 3.40 in fiscal 2015.

The work on safety is integral to our operational discipline and has been accepted as the foundation for improved performance. As such, there is no conflict between pursuing safety and productivity at the same time. Behavior-based safety programs are in place across the Company and our work at embedding these into our day-to-day performance, along with visible management leadership on the ground, continues. At South Deep, the CEO’s “Zero Harm” task team has been strengthened with the addition of a Board director to the team. The Group has also intensified operation-specific health and wellness programs, focusing on improving the physical and mental health of our employees.

Quality Portfolio of Assets

During fiscal 2016, Gold Fields made a conscientious effort to invest in enhancing the quality of its existing portfolio while at the same time identifying value-accretive acquisitions. This active portfolio management approach requires an ongoing strategic review of all existing assets as well as potential acquisition targets against our strategic imperatives. Similarly, growth at Gold Fields is not just a matter of increasing the Group’s mineral resources and mineral reserves or boosting the production profile; it is about growing cash flow per ounce and per share in the medium and long term.

In this context, Gold Fields continued to focus on improving the cash-generation performance of its existing operations and identifying value-adding projects. The pillars that support this strategy are:

•	Protection of the commercial sustainability of our mines by avoiding high-grading and investing in ore development on an ongoing basis;

•	The cessation of all early greenfields exploration activity and a focus on brownfields (near-mine) exploration for LoM, particularly at our Australian operations;

•	Production and strategic planning based on the delivery of a 15% FCF margin at a gold price of U.S.$1,300 per ounce; and

•	The identification of cash-generative acquisition opportunities that are aligned with Gold Fields’ core competencies.

To ensure that our business has a strong future, we have made ongoing investment in brownfields exploration as well as the development of ore bodies strategic priorities. These are among the last activities we would cut, even in a sustained low gold price environment the costs associated with maintaining the integrity of our ore bodies is built into our mines’ cash-flow models.

Key decisions since January 2016 that improved the quality of our portfolio of assets included:

•	The Damang Reinvestment Plan which will extend the mine’s LoM by eight years to 2024 at costs that will lower the Company’s average cost of production;

•	The acquisition of 50% of the Gruyere Gold Project in Western Australia from Gold Road;

•	The progression of the Salares Norte project in Chile to a pre-feasibility study;

•	The sale of our royalty portfolio to Maverix in return for a 32% holding in the company; and

•	The decision to commence with the sale of the Darlot mine in Western Australia.

Gold Fields believes that near-mine exploration offers the best route to low-cost ounce replacement that can generate cash in the short- and medium-term. In fiscal 2016, Gold Fields raised its total near-mine exploration expenditure by 5% to U.S.$80 million, on top of the U.S.$162 million spent in the preceding three years, in pursuit of this strategy. Much of this activity was focused on the Australia region, where the four mines in our portfolio spent A$102 million (U.S.$76 million) in fiscal 2016, in line with the A$91 million (U.S.$72 million) spent in fiscal 2015.

This is part of a multi-year strategy to both replace and increase quality reserves and resources at our operations in Australia. In addition to exploration drilling to extend current ore bodies, activity focused on developing early-stage generative targets on the prospective leases. Some successes from fiscal 2016 included:

•	St. Ives’ Invincible mine was extended to Invincible Underground and Invincible South;

•	Work at Agnew/Lawlers showed good potential at the Waroonga North ore body, adjacent to the Waroonga underground operation; and

•	Exploration at Granny Smith indicated further mineralization at depth of the existing Wallaby underground mine.

To build on the work undertaken to date, we have budgeted A$89 million (U.S.$65 million) for fiscal 2017. This includes exploration at the Gruyere Gold Project, which is a departure from the brownfields approach, but which we believe will enhance our portfolio in Western Australia and expand our exposure to this new and emerging goldfield. Furthermore, we have proven our ability to absorb new operations into the Gold Fields Australia portfolio by leveraging off existing resources. Gold Fields took over management of the Gruyere Gold Project on February 1, 2017, and first production is expected by late fiscal 2018 or early fiscal 2019.

Pursuing cash-generative acquisition opportunities is an integral part of our strategy although by necessity, opportunistic in nature. However, given our existing commitments, further merger and acquisitions, or M&A, during fiscal 2017 or fiscal 2018 appears unlikely except in countries in which we already have a presence and where it has synergistic benefits. It would be modelled on our successful U.S.$262 million acquisition of the Yilgarn South Assets from Barrick Gold in October 2013. An acquisition like this will be difficult to replicate in terms of the price we paid, but the structural benefits and subsequent management efforts have given us a model to replicate.

Finally, we are examining whether a return to judicious greenfields exploration would be a viable proposition in view of the sharp price escalation of mines already in operation. This strategic consideration is at an early stage and includes an evaluation of whether Gold Fields should pursue greenfields exploration on its own or in co-operation with junior miners.

During fiscal 2016, Gold Fields increased attributable gold mineral reserves (net of depletion) by 4% to 48.1Moz. Attributable copper mineral reserves totaled 454 million pounds (fiscal 2015: 532 million pounds). Encouragingly, in Australia, we added 450,000oz in mineral reserves (after depletion) during fiscal 2016.

South Deep

In fiscal 2015, the new management team at South Deep took a decision to take a step back and “get the basics right” to ensure a stronger foundation for sustainable growth in the future. During fiscal 2016, this rigorous approach showed signs of success, with the following encouraging indicators of improvement:

•	The mine’s safety performance was the best it has been since Gold Fields bought the project in fiscal 2006, though we regrettably had one fatal mining accident (fiscal 2015: two fatalities);

•	Production of 290,400 oz in fiscal 2016 was 47% higher than the 198,000oz produced in fiscal 2015;

•	Costs were reduced with AIC of U.S.$1,234 per ounce showing a significant 21% improvement on the U.S.$1,559 per ounce reported in fiscal 2015;

•

Most significantly, South Deep was cash positive for the first time, aided by a currency hedge and the stronger Rand gold price of R584,894/kg (fiscal 2015: R478,263/kg) received during the year. The mine generated U.S.$12 million in net cash flow during fiscal 2016 compared with an outflow of U.S.$80 million in fiscal 2015; and

•	Full implementation of the high profile destress mining method.

Key to improvements at South Deep were strategic interventions on a number of fronts:

•

People: The recruitment of identified critical skills was completed during fiscal 2016 and most of the core mining and engineering positions have now been filled, a process supported by intensified training programs for our existing staff. In addition, the signing of a three-year wage deal with trade unions in March 2015, which will govern wages and other working conditions until March 2018, is expected to give South Deep a degree of labor stability as the mine builds up;

•

Fleet: As part of the fleet renewal strategy, 58 category 1 units have been commissioned over the past two years. The total category 1 fleet currently stands at 111 units. The renewed fleet is expected to have a positive impact on fleet availability and utilization. The maintenance capacity at South Deep improved during the year through the implementation of supplier maintenance contracts in corridor 2 (approximately 35% of total mining), as well as the commissioning of the 93 level workshop; and

•

Mining method: During fiscal 2015, South Deep management, in collaboration with a team of leading international and local geotechnical experts, reviewed the destress mining method. Following the recommendations, we implemented a strategic change in the design of destress methodology, and converted from low profile to high profile destress mining during fiscal 2016. By year-end, most of the mine was employing this approach, which contributed significantly to simplifying and de-risking the mining process.

Building on this work, in February 2017, the Board approved the long-awaited Rebase Plan for South Deep, which sketches the long-term production and cost profile of the mine. The key features of this plan are:

•	Increasing the tonnes milled to 2,861 kt by fiscal 2022;

•	Ramping up production to 500,000 oz by fiscal 2022;

•	Reducing AIC to U.S.$900 per ounce by fiscal 2022; and

•	Growth of capital expenditure of R2.3 billion (U.S.$151 million) over the next six years.

Managing Energy Costs and Climate Change Risks

Energy remains a major performance driver, accounting for 19% of Group operating costs in fiscal 2016, having gradually risen from 18% in fiscal 2013, amid increasing energy demand and supply constraints in all of our operating regions. As part of the Integrated Energy and Carbon Management strategy implemented in 2014, each of our regions has set energy reduction targets, which have already delivered around U.S.$41 million in savings (against plans) between fiscal 2014 and fiscal 2016. For fiscal 2016, this equates to energy savings of around 3% against our business plans, with an additional benefit of 4% savings in our CO2e. Most critically though is that the average energy spend per ounce of gold produced has declined by 18% to US$130/oz between 2014 and 2016, with energy efficiency initiatives contributing the equivalent of US$5/oz to these savings.

At the same time, the regions have been tasked with securing access to future energy sources. In Ghana, where the government required our mines to reduce their electricity consumption by 25% to 30% over the past few years, both Tarkwa and Damang have signed power purchase agreements with an independent power producer, which successfully commissioned new gas-powered plants at both of these mines during fiscal 2016. The plants at Tarkwa (3 x 11MW units) and Damang (5 x 5.5MW units) are expected to result in reliable supply and significant electricity cost savings for both operations. As at the end of fiscal 2016, 100% of Damang’s and 50% of Tarkwa’s power requirements were supplied by the new gas-powered plants. It is expected that these plants will supply 100% of Tarkwa’s power requirements from the beginning of fiscal 2018.

With the successful commissioning of a new gas power plant at Granny Smith, each of our four mines in Western Australia is now supplied by gas and new long-term supply agreements have been entered into with various utilities. While lower global diesel prices have somewhat mitigated the current cost benefits of a switch to gas, we believe that the long-term price differential will favor gas over diesel. Gas is also a cleaner fuel with resultant environmental benefits. Our Cerro Corona mine in Peru also has a long-term power agreement in place with a private gas company.

The improved power supply environment in South Africa ensured that our South Deep mine was not subject to load-curtailment programs during fiscal 2016. In keeping with our commitment to renewable energy, we solicited proposals for an on-site 40MW photovoltaic solar plant at the mine. In October 2016, we appointed an independent renewable power company to build, own and operate the solar plant for the next 20 years. The plant will provide around 19% of the mine’s annual power requirements at costs that are at least on par with Eskom tariffs.

Gold Fields remains committed to our goal of 20% renewable energy generation over the LoM at all new projects and is investigating this requirement for our Salares Norte project in Chile.

Greater use of renewables has the added benefit of reducing our carbon footprint, which is one of Gold Fields’ key environmental priorities. During fiscal 2016, our total CO2 emissions increased to 1.96 million tonnes (fiscal 2015: 1.75 million tonnes), but we expect longer-term benefits to our emissions arising from the energy efficiency projects we have put in place at our mines. During fiscal 2016, we implemented a Group climate change policy that addresses the risks faced by our operations as a result of the change in climate arising from global warming.

Technology and Innovation

An important addition to our fiscal 2016 scorecard was the inclusion of the T&I division. A new division was established under EVP: Technical, Richard J. Butcher, who joined us from the Minerals and Mining Group, or MMG, in February 2016. Richard J. Butcher and his team developed a new Gold Fields’ T&I strategy which was completed and presented to the Board in November 2016. The key features of this strategy are:

•

A five-year implementation plan commencing with a foundational phase over the first two years, optimizing our operations by year three and implementing new technologies and innovation over the full five-year period;

•	Tasking our regions to develop and implement three-year technology plans starting in fiscal 2017, with the corporate office consolidating and driving the process;

•	Developing a platform to share lessons learned and roll out successful projects across the Group; and

•

The ultimate goal of the strategy is to work towards the “Gold Fields Mine of the Future”, which will be premised on automation, an integrated digital data platform, remote machine operation, virtual reality and reduced mining waste.

During the foundational phase, Gold Fields has already identified opportunities to enhance efficiencies within Gold Fields’ current regional portfolios:

•	The key focus for the Australia region is reducing exploration time through real time data management and the use of leading practice technologies;

•	In Ghana, the focus will be on data analysis to achieve end-to-end business optimization. A key part of this program is to complete fleet automation studies and trials;

•

The South Deep mine will upgrade its underground wireless connectivity and radio-communications systems to use technologies such as online maintenance and dispatch systems and remote operating equipment more effectively;

•

The Cerro Corona mine will be using upgraded operating software and a new dispatch system that will focus on porphyry ore blending to reduce variation of stock feed, thereby optimizing plant recoveries; and

•	Investigating the potential for an automated and remote-controlled underground trial mine at one of our Australian operations.

Recent advances in digitization, automation and mechanization make it critical that we develop strategies to implement new technologies and partner with IT companies and original equipment manufacturers, or OEMs, that are leaders in the field.

License to Operate

The success of our business is critically dependent on relationships with a number of key external stakeholders that determine both our regulatory and social licenses to operate: governments at national, regional and local level and, above all, the communities that host our mines. Over the years we have devoted considerable resources and energy to securing and maintaining our relationship with these key stakeholders.

A number of elements are critical in achieving sound and supportive community relations: Extensive engagement work, investment in these communities, as well as the responsible management of environmental resources, particularly water. These resources, if not managed sustainably, can have an adverse impact on the nearby environment and create tensions with host communities, thus threatening our licenses to operate. At the same time, we need to ensure that we plan for the closure of our operations throughout the LoM, ensuring that when we eventually exit, we have optimized operating costs, our environmental footprint is mitigated and the economy of the host community continues to thrive.

Improved Community Relations and Shared Value

The communities in which we operate are directly and often exclusively dependent on the sustainability and growth of our mines and they seek a greater share of the benefits of mining than they have received to date. One of the biggest challenges facing mining companies is building relationships and trust with these host communities, without which there is potential for operational disruption, project delays and cancellations—the loss of the “social license to operate” referred to previously.

Host community procurement and employment are critical pillars of our community investment strategies at all our operations in developing countries. At present, host community employment accounts for 23% of our workforce at Cerro Corona in Peru, 13% at South Deep in South Africa (in line with Mining Charter definitions) and 72% at our two Ghanaian operations. The percentages of host community procurement spend was 8%, 14% and 7%, respectively. Gold Fields is proactively looking at ways to increase local employment and procurement opportunities over the next few years, including engaging with our large multi-national suppliers to support investment in these communities. At South Deep, we have set ourselves the target of procuring 25%, equivalent to an estimated R500 million a year, of goods and services from the mine’s Westonaria host community, creating around 500 new jobs in the process. We are making good progress in this regard; in fiscal 2016, host community procurement spend rose by 85% to R356 million, the number of host community suppliers to South Deep increased to 83 (fiscal 2015: 76).

Gold Fields has also invested in communities through a range of educational, skills development, health and infrastructure projects and, more recently, through Shared Value-based projects. However, it is evident that mining companies need to expand and deepen their investment in and engagement with host communities.

Our contribution to host communities is on a more sustainable footing as we increasingly use a Shared Value approach to structure our investments in community projects, thereby taking into account social and economic benefits rather than just spend.

To date, our regions have implemented six Shared Value projects ranging from the promotion of mathematics and science education among South Deep’s host communities to multi-lateral water management projects at Cerro Corona and increased sourcing from community suppliers at all our mines. The most high-profile project is the U.S.$17 million, three-year upgrade of the dirt road between the Tarkwa and Damang mines in Ghana. We are working with government in building the road which, when completed, will significantly improve access for our operations’ host communities. In addition, the bulk of the labor required for completing the project is being sourced from these communities.

Environmental Management

Responsible environmental management remains a vital component of Gold Fields’ regulatory and social license to operate at all our operations and projects. In fiscal 2016, we reported three incidents of limited non-conformance or non-compliance that resulted in ongoing but limited environmental impact, or Level 3 environmental incidents (fiscal 2015: five). All three incidents took place at our Ghanaian operations in the first quarter of fiscal 2016. The two incidents at our Tarkwa operation involved accidental damage to fuel units and hoses that spilt large volumes of fuel into the environment. The incident in Damang involved the overflow of about 20,000 liters of tailings slurry and supernatant water into a nearby event pond as a result of blockages in the tailings delivery pipeline and heavy rainfall. In all cases, corrective actions were implemented to prevent future recurrence.

Water is a particular focus of our environmental strategy, as it is becoming an increasingly scarce and expensive resource globally. Managing the risks around current and anticipated water security, which includes the quantity and quality of supply as well as associated costs, is essential to ensure sustainable production for existing operations and the future viability of projects. Water withdrawal across the Group decreased to 30,321Mℓ (2015: 35,247Mℓ), while water withdrawal per ounce was lower at 13.67kℓ in fiscal 2016 compared with 15.77kℓ in fiscal 2015.

The Group’s water management guideline requires operations to identify opportunities to enhance water reuse, recycling and conservation practices. In fiscal 2016, a total of 16 initiatives were implemented in line with these guidelines, including the use of in-pit tailings disposals at our St. Ives and Tarkwa mines. Many of these initiatives deliver multiple benefits, including cost savings, reduced impact in water scarce areas, improved regulatory compliance, identification and mitigation of water-related risks and reduction of mine closure liabilities, thereby enhancing Gold Fields’ social license to operate. These efforts will continue into the future.

Following the Mount Polley (Canada, August 2014) and Samarco (Brazil, November 2015) tailings dam disasters, the 23 mining companies that are members on the International Council of Mining and Metals, or the ICMM, agreed to convene to review the standards for tailing storage facilities. The resultant working group, which is chaired by Gold Fields, announced in December 2016 a new agreement that will encourage members to further improve the management of mine tailings throughout their global operations. In fiscal 2017, external consultants will conduct Gold Fields’ three-yearly review of all the 26 tailings facilities at our mines and projects and will assess our tailings management against the new position statement.

The total gross mine closure liability for Gold Fields increased from U.S.$353 million in fiscal 2015 to U.S.$381 million in fiscal 2016. We plan on further enhancing our integrated approach to mine closure management with a focus on post-closure water management. The program is currently being finalized and implementation is scheduled for fiscal 2017.

People

The profile of our workforce was profoundly impacted during the initial years of our transformation journey from fiscal 2012 to fiscal 2014, with large-scale reductions in the number of employees and contractors. Since then, our human resource base has stabilized with 8,964 employees and 9,127 contractors at the end of fiscal 2016.

With the shift towards mechanization and automation, we have found that in addition to the continued development and training of our workforce, it is important to recruit the appropriate skills for our mines. At South Deep, we completed the recruitment of necessary mining skills during fiscal 2016 and continue to train our workforce in underground mechanical mining skills. During fiscal 2016, we spent over U.S.$17 million globally on training and development, in addition to recruiting the best mining skills to supplement our existing talent pool.

Since the restructuring process, our smaller, yet more skilled workforce has ensured that Gold Fields works more efficiently to improve productivity. The key to this is that employees are incentivized to deliver against clearly defined performance targets that directly support the achievement of business objectives. Our remuneration strategy is evolving to attract and retain these skills, and our people development approach is being adjusted to ensure that we build a robust internal skills pipeline that can supply the skills that the Company needs, now and in the future.

Our people strategy is based on achieving the following key objectives, to:

•	Create and sustain a high-performance culture;

•	Become an “Employer of Choice” for the best talent in the industry;

•	Ensure we have the right people in the right jobs at the right time;

•	Ensure a sufficient supply of the right leaders; and

•	Build great people managers.

Achievement of this strategy is reflected in our Group scorecard objectives for fiscal 2016:

•	Performance management;

•	Improved people management skills;

•	Create a conducive work environment;

•	Improved talent management; and

•	Communication and engagement.

Of these five scorecard objectives, we have identified “communication and engagement” as an especially important component of people management. Our engagement with trade unions is critical in this respect, particularly in Ghana and South Africa, where a large portion of our workforce is represented by various unions. In March 2015, we signed a three-year comprehensive wage deal that recognizes the mechanized mining requirements of South Deep as we take it to full production. Negotiations on a new agreement, which is due in fiscal 2018, will commence in fiscal 2017. In Ghana, negotiations with the unions have been concluded with a 10% basic salary increase for fiscal 2016 (to be backdated to January 1, 2016) and a 6% increase for fiscal 2017 being the main outcome of the negotiations.

We continue to invest in building cordial relationships with unions in both Ghana and South Africa, but the journey from confrontation to collaboration is an ongoing one. At South Deep, in particular, the priorities of the business in terms of delivering the mine’s Rebase Plan are sometimes in conflict with the views and aspirations of the main trade union. This potential conflict now requires urgent resolution.

In Ghana, the aspirations of the unions for continued above inflation wage increases is undermining our business and a new wage model is in the process of being evolved through dialogue with the union. Without consensus, a restructuring of our business is likely. Our goal remains to develop our relationships with trade unions further so that they do not compromise the delivery of our business objectives.

Group Strategy

Fiscal 2017 will be a year of re-investment for Gold Fields, the benefits of which are expected to be realized in the years to follow. In addition to its cash-generative mines within the portfolio, Gold Fields now has development and growth projects in each of the four regions in which it operates.

In South Africa, we have South Deep which is still a mine in build-up. In Ghana, the re-capitalization of Damang is essentially the equivalent of developing a new mine, while our investment in the Gruyere joint venture will lead to the construction of a new mine in Western Australia. Finally, in the Americas region, we are set to conclude a pre-feasibility study on the Salares Norte project in northern Chile by the second half of fiscal 2017.

These projects are important in terms of their contribution to the strategic objectives of Gold Fields, namely to maintain and grow cash flow on a sustainable basis. They are all forecast to operate at AIC which are lower than the current AIC of the Group once steady-state levels of production are realized and as such, the Group’s overall cost of production will reduce over time and the quality of the portfolio will improve.

At South Deep, we have announced the Rebase Plan, which is anticipated to position the mine at a steady-state production of 500,000 ounces per year by fiscal 2022, at AIC (in 2017 terms) of below U.S.$900 per ounce. Similarly, the Damang project has projected AIC, including upfront capital development, of U.S.$950 per ounce, and the Gruyere Gold Project AIC of U.S.$805 per ounce. Although the Salares Norte pre-feasibility study is still being concluded, we anticipate that AIC is likely to be lower than these levels due to the high grades and the likelihood that this will be an open-pit operation.

Furthermore, we continue to invest in brownfields exploration in Australia with the objective of not only replacing what we mine each year, but also with the aim of increasing our resources and reserves at a higher quality than what has been mined previously. We will continue to look for life extension opportunities at Cerro Corona through economic additions to both the tailings and waste facilities, as well as through brownfields exploration on Cerro Corona porphyry style systems in the vicinity of the mine. Tarkwa has a strong resource position, but we are stepping up our efforts to convert some of these to reserves and to look for opportunities for other styles of mineralization across the lease. The Kobada Hill prospect has emerged as an interesting hydrothermal style target with encouraging geology and controlled mineralization with good continuity. In due course underground mining could also potentially offer opportunities at Tarkwa.

These investments, we believe, will achieve a measure of success over the next three years, thereby maintaining and sustaining strong cash flows from the operations. Amid the strong investment drive at Gold Fields, some shareholders have been asking whether we have changed our strategic focus from cash generation to a drive for long-term production. This is not the case as the main objective underpinning Gold Fields’ strategy remains the generation of sustainable and increasing cash-flow. The focus on cash flow is two-fold in that it entails growing our cash margin and absolute cash flow and then distributing this in the form of dividends and repaying debt.

To continue expanding margins and distributing cash, the long-term sustainability of the business must be kept intact. This requires investing to extend the life of our assets, ensuring we maintain our regulatory and social licenses to operate, strong corporate governance and retaining our people, who are key to the success of our business. It also entails maintaining a healthy balance sheet and not taking on too much debt, which might lead the Company into financial difficulties should the macro-economic environment turn against it.

The challenge facing Gold Fields’ management will be to balance distributing the cash we generate with reinvestment into our assets to ensure that our portfolio of mines generates cash sustainably into the foreseeable future.

The key financial objectives of Gold Fields’ strategy include:

•	Meeting our production and cost guidance;

•	Generating a 15% FCF margin at a U.S.$1,300 per ounce planning gold price;

•	Paying 25% – 35% of normalized earnings as dividends;

•	Maintaining a net debt to adjusted EBITDA ratio to 1.0x or below if possible in the long term;

•	Extending the life of our Australian portfolio through brownfields exploration;

•	Pursuing value-accretive M&A; and

•	Successfully implementing the South Deep Rebase Plan.

Fiscal 2017 is a year where the Company is expected to spend more than it will bring in, but with the view to achieving and increasing sustainable cash flow generation over the medium to long-term. The alternative is to harvest the assets over five or six years, which we don’t believe that this is in the best long-term interests of either shareholders or other stakeholders in the Company.

As we embark on the Company’s reinvestment drive, we will pursue only those investments and capital expenditures that have a clear path to pay-backs and returns. Furthermore, we need to optimally manage our ore bodies in terms of grade management and ongoing sustainable capital expenditure by planning for outcomes that optimize the life of the ore body (and thus optionality) and cash flow.

Stakeholder Engagement for Fiscal 2017

Gold Fields’ prosperity in the short- and longer-term is critically dependent on societal acceptance. This can only be achieved through transparent and mutually beneficial relationships with governments at all levels (national, regional and local), organized labor and host communities. Our corporate and regional management teams have been tasked with intensifying stakeholder engagements in fiscal 2017 to ensure that we operate in a business environment that allows us to work profitably to the benefit of all stakeholders.

The Development Agreement that we entered into with the Ghanaian government in fiscal 2016 is testament to the benefits of open and honest dialogue with stakeholders. The new royalty regime ensures that both parties share the pain in a low gold-price environment but benefit when the price rises above targeted levels. It is a model we believe can be replicated in all our jurisdictions.

In South Africa, Gold Fields has dedicated substantial human and capital resources towards meeting the targets of the 2010 Mining Charter, including the BBBEE target of 26% ownership, which we exceed. We will continue to support the transformation of the sector to make it truly representative of the South African population.

True transformation will take time and cannot happen without the financial backing of investors, many of whom have fled the sector over the past few years amid poor returns on their capital. As the South African government drafts critical policies based on these engagements we urge it to avoid additional fiscal or regulatory burdens that will inevitably further stifle the growth of the sector. Directly, and through the Chamber, we have and will be engaging the South African government on three key issues that were supposed to be addressed in fiscal 2016, but have still not been finalized: The review of the Mining Charter; the once-empowered, always-empowered principle in BBBEE ownership of mining companies; and the finalization of amendments to the MPRDA. In addition, we remain committed to extensive engagement with communities around our South Deep mine, both through direct interaction but also in alliance with other gold miners operating in the area, particularly Sibanye Gold.

In Peru, the mining industry is working closely with the new business-friendly government to find joint solutions to the social and environmental issues that appear to be the root causes of the distrust towards the sector by local communities. Engagement with these communities and their representative organizations is already engrained in the DNA of our Cerro Corona mine, but will only yield sustainable success if it is supported by government at national, regional and local levels.

Reserves of Gold Fields as at December 31, 2016

Methodology

While there are some differences between the definition of the South African Code for Reporting of Exploration Results, Mineral Resources and Mineral Reserves, or SAMREC Code, and that of the SEC’s Industry Guide 7, only the reserves at each of Gold Fields’ operations, growth and advanced exploration projects as at December 31, 2016 which qualify as reserves for purposes of the SEC’s Industry Guide 7 are presented in the table below. See “—Glossary of Mining Terms”. In accordance with the requirements imposed by the JSE, Gold Fields reports its reserves using the terms and definitions of the SAMREC Code (2016 edition). Mineral or ore reserves, as defined under the SAMREC Code, are divided into categories of proved and probable reserves and are expressed in terms of tonnes to be processed at mill feed head grades, allowing for estimated mining dilution, ore loss, mining recovery and other factors.

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

South Africa

South Deep’s Rebase Plan, which forms the basis for the South Deep’s mineral reserves, will continue to be refined and enhanced as other rebasing project outcomes are delivered and as the mine evolves to steady state production. This plan incorporates all recent improvements in mine design, geotechnical parameters as well as infrastructure required to support the production plan.

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

For proved reserves, the planned grade control diamond drilling must be designed at an approximate 50 meter by 50 meter grid spacing, depending on the accessibility for the diamond drill rigs. The destress mining extracts 2.5 to 5.5 meter high cuts that are generally mined horizontally at 17 meter vertical intervals, and it reduces the in situ rock stress from approximately 80 MPa to 30 to 40 MPa to facilitate bulk mechanized mining. Estimation is constrained within both geologically homogenous structural and defined facies zones, and is generally derived from either ordinary or simple kriged small-scale grids.

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

Ghana

For the Tarkwa open pit operation, estimation of probable reserves is based on a combination of an initial 100- or 200-meter grid of diamond drilling and proved reserves are typically based on drilling a 12.5 meter to 25 meter grid of reverse circulation drill holes. For the Damang open pit operation, estimation of probable reserves is based on a 40 meter to 80 meter grid of combined reverse circulation and diamond drilling and proved reserves on a five meter by eight meter grid up to a 20 meter grid, depending on an orebody type. Advance grade control drilling is employed in certain areas to provide detailed estimation to greater depths than normal grade control drilling where information is required to confirm structural and grade trends.

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

Australia

At the Australian operations, the estimation of reserves for both underground and open pit operations is based on exploration and sampling information gathered through appropriate techniques, primarily from diamond drilling, reverse circulation drilling, air-core and sonic drilling techniques. The locations of sample points are spaced close enough to deduce or confirm geological and grade continuity. Generally, drilling is undertaken on grids, which range between 20 meters by 25 meters for proved reserves and up to 40 meters by 60 meters typically for probable reserves, although this may vary depending on the continuity of the ore body. Due to the variety and diversity of mineralization at the Australian operations, sample spacing may also vary depending on each particular ore type.

Peru

For the Cerro Corona operation, estimation is based on diamond drill and reverse circulation holes. The spacing of holes at Cerro Corona is generally on a grid ranging from 40 meters to 60 meters for probable reserves with some areas approximating a 25 meter grid where geology becomes more complex. The blast hole rock chips are used as grade control samples and are drilled on an average 5.5 meter by 4.8 meter grid.

Reserve Statement

As at December 31, 2016, Gold Fields had aggregate attributable proved and probable reserves of approximately 48.1 million ounces of gold and 454 million pounds of copper, as set forth in the following tables:

	Gold ore reserve statement as at December 31, 2016(1)
	Proved reserves			Probable reserves			Total reserves			Attributable gold production in fiscal 2016(2)
	Tonnes	Head Grade	Gold	Tonnes	Head Grade	Gold	Tonnes	Head Grade	Gold
	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)	(M oz)
Underground (“UG”)
South Africa
South Deep(3)(4)	13.78	5.6	2.479	184.85	5.3	31.593	198.63	5.3	34.072	0.29
Australia
St. Ives	0.29	4.4	0.041	3.28	5.1	0.533	3.57	5.0	0.574	0.10
Granny Smith	1.38	5.4	0.239	8.46	5.3	1.435	9.84	5.3	1.674	0.28
Darlot	—	—	—	0.45	3.8	0.056	0.45	3.8	0.056	0.07
Agnew/Lawlers(5)	0.14	5.4	0.024	2.74	5.5	0.482	2.88	5.5	0.506	0.23
Total Underground	15.59	5.6	2.783	199.78	5.3	34.098	215.38	5.3	36.882	0.97
Surface (Production Stockpile)
Ghana
Tarkwa(5)	7.60	0.8	0.186	53.98	0.4	0.694	61.57	0.4	0.880	—
Damang(5)	2.73	0.7	0.066	2.73	0.7	0.066	2.73	0.7	0.066	—
Australia
St. Ives(5)	3.32	1.0	0.107	—	—	—	3.32	1.0	0.107	—
Granny Smith	0.09	6.3	0.019	—	—	—	0.09	6.3	0.019	—
Darlot	—	—	—	—	—	—	—	—	—	—
Agnew/Lawlers	0.09	3.0	0.009	—	—	—	0.09	3.0	0.009	—
Peru
Cerro Corona	3.81	0.8	0.100	—	—	—	3.81	0.8	0.100	—
Surface (Open Pit)
Ghana
Tarkwa(4)	48.19	1.3	1.980	66.74	1.2	2.613	114.92	1.2	4.593	0.51
Damang(4)	5.08	1.5	0.238	20.76	1.8	1.203	25.85	1.7	1.441	0.13
Australia
St. Ives(4)	2.51	1.9	0.152	12.12	2.3	0.908	14.63	2.3	1.060	0.27
Gruyere Gold Project	7.44	1.1	0.260	38.35	1.2	1.500	45.79	1.2	1.760	—
Peru
Cerro Corona	33.32	1.0	1.028	8.77	0.6	0.168	42.09	0.9	1.196	0.15
Total Surface	114.17	1.1	4.145	200.71	1.1	7.085	314.88	1.1	11.230	1.06

Grand Total	129.76	1.7	6.928	400.50	3.2	41.184	530.26	2.8	48.112	2.03

Totals by Mine
South Deep	13.78	5.6	2.479	184.85	5.3	31.593	198.63	5.3	34.072	0.29
Tarkwa	55.78	1.2	2.166	120.71	0.9	3.307	176.50	1.0	5.473	0.51
Damang	5.08	1.5	0.238	23.49	1.7	1.268	28.58	1.6	1.506	0.13
St. Ives	6.11	1.5	0.300	15.40	2.9	1.441	21.51	2.5	1.740	0.36
Granny Smith	1.48	5.4	0.258	8.46	5.3	1.435	9.93	5.3	1.693	0.28
Darlot	—	—	—	0.45	3.8	0.056	0.45	3.8	0.056	0.07
Agnew/Lawlers	0.23	4.4	0.033	2.74	5.5	0.482	2.97	5.4	0.515	0.23
Gruyere Gold Project	7.43	1.1	0.260	38.35	1.2	1.500	45.79	1.2	1.760	—
Cerro Corona	37.13	0.9	1.129	8.77	0.6	0.168	45.90	0.9	1.296	0.15

Grand Total	129.76	1.7	6.928	400.50	3.2	41.184	530.26	2.8	48.112	2.03

Notes:

(1)	(a)

Quoted as mill delivered metric tonnes and Run of Mine, or RoM, grades, inclusive of all mining dilutions and gold losses except mill recovery. Metallurgical recovery factors have not been applied to the reserve figures. The approximate metallurgical recovery factors are as follows: (i) South Deep 96.5%; (ii) Tarkwa 97%; (iii) Damang 90%; (iv) St. Ives 78% to 94%; (v) Agnew 94.9%; (vi) Granny Smith 92.6%; (vii) Darlot 92.5%; and (viii) Cerro Corona 69% for gold and 87% for copper. The metallurgical recovery is the ratio, expressed as a percentage, of the mass of the specific mineral product actually recovered from ore treated at the plant to its total specific mineral content before treatment. The South African operation has a consistent metallurgical recovery, while the recoveries on the International operations vary according to the mix of the source material and method of treatment.

(b)	The metal prices used for the 2017 LoM plans were as follows: For the Ghana operations, ore reserve figures are based on an optimized pit at a gold price of U.S.$1,200 per ounce. For the Australian operations, ore reserve figures are based on a gold price of A$1,600 per ounce (at an exchange rate of A$1.33 per U.S.$1.00). Open pit ore reserves at the Australian operations are similarly based on optimized pits and the underground operations on appropriate mine design and extraction schedules. At South Deep, a gold price of R550,000 per kilogram (at an exchange rate of R14.26 per U.S.$1.00) was applied in valuing the ore reserve. The gold price used for reserves approximates the three year trailing average (U.S.$1,225oz), calculated on a monthly basis, of the London afternoon fixing price of gold. For the Cerro Corona gold reserves, the optimized pit is based on a gold price of U.S.$1,200 per ounce and a copper price of U.S.$2.8 per pound. The reserves used a copper price of U.S.$2.3 per pound for fiscal 2017, U.S.$2.5 per pound for fiscal 2018/2019 and U.S.$2.8 per pound from fiscal 2020 onwards. Due to the nature of the deposit and the importance of net smelter returns, the gold and copper price need to be considered together.
(c)	Dilution relates to planned and unplanned waste and/or low-grade material being mined and delivered to the mill. Ranges are given for those operations that have multiple ore body styles and mining methodologies. The mine dilution factors are as follows: (i) South Deep 7.9%; (ii) Tarkwa 30cm hanging wall and 20 cm footwall; (iii) Damang 20% to 25%; (iv) St. Ives 2% to 49% (open pits) and 15% to 25% (underground); (v) Agnew/Lawlers 10%; (vi) Granny Smith 15%; (vii) Darlot 15% to 20%; and (viii) Cerro Corona 0%.
(d)	The mining recovery factor relates to the proportion or percentage of ore mined from the defined ore body at the gold price used for the declaration of reserves. This percentage will vary from mining area to mining area and reflects planned and scheduled reserves against total potentially available reserves (at the gold price used for the declaration of reserves), with all modifying factors, mining constraints and pillar discounts applied. The mining recovery factors are as follows: (i) Tarkwa 100%; (ii) Damang 95%; (iii) St. Ives 95% to 98% (open pits) and 90% to 95% (underground); (iv) Agnew/Lawlers 80% to 95%; (v) Granny Smith 91%; (vi) Darlot 90% to 95%; (vii) South Deep 96%; (viii) Cerro Corona 98%.
(e)	The cut-off grade may vary per shaft, open pit or underground mine, depending on the respective costs, depletion schedule, ore type and dilution. The following are the average or range of values applied in the planning process: (i) South Deep 3.8 to 4.2 g/t; (ii) Tarkwa 0.47 g/t for mill feed; (iii) Damang 0.71 g/t to 0.81 g/t for fresh ore and 0.56 g/t to 0.62 g/t for oxide ore; (iv) St. Ives 0.5 g/t for mill feed—open pit, and 2.6 g/t to 3.0 g/t for mill feed—underground; (v) Agnew/Lawlers 2.8 to 4.3 g/t for mill feed—underground; (vi) Granny Smith 2.4 to 3.1 g/t; (vii) Darlot 3.7 g/t for mill feed-underground; and (viii) Cerro Corona U.S.$16.6 to 22.0/t net smelter return (combined copper and gold).
(f)	Totals may not sum due to rounding. Where this occurs it is not deemed significant.
(g)	An ounces-based Mine Call Factor based primarily on historic performance but also on realistic planned improvements where appropriate is applied to the reserves. The following Mine Call Factors have been applied: Damang 95%, Tarkwa 97%, with Agnew/Lawlers, Granny Smith, Darlot, St. Ives, South Deep and Cerro Corona at 100%.
(2)	Actual gold/copper produced after metallurgical recovery.
(3)	Based on life of mine ownership share due to step-up of minority interest over time.
(4)	In line with other international operations, all South Deep reserves are classed as above infrastructure, as the reserves will be accessed by means of ongoing declines from current infrastructure.
(5)	Includes some gold produced from stockpile material, which cannot be separately measured.

The following table sets forth the proved and probable copper reserves of the Cerro Corona mine as at December 31, 2016 that are attributable to Gold Fields.

Copper ore reserve statement as at December 31, 2016(1)(2)
	Proved reserves			Probable reserves			Total reserves			Attributable copper production in fiscal 2016(2)
	Tonnes	Grade Cu	Cu	Tonnes	Grade Cu	Cu	Tonnes	Grade Cu	Cu
	(million)	(g/t)	(M lb)	(million)	(g/t)	(M lb)	(million)	(g/t)	(M lb)	(M lb)
Surface (Open Pit & Stockpiles) Peru
Cerro Corona	37.1	0.5	374	8.8	0.4	80	45.9	0.45	454	66

Notes:

(1)	Metallurgical recovery factors have not been applied to the reserve figures. The approximate metallurgical factor for copper at Cerro Corona is 61% to 88%.
(2)	For the copper reserves, the optimized pit is based on a gold price of $1,200 per ounce and a copper price of $2.8 per pound, which, due to the nature of the deposit, need to be considered together.

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

	-10%(1)	Base(1)	+10%(1)
	(Moz)
South Deep(2)	33.2	34.1	35.0
Tarkwa	4.2	5.5	6.0
Damang	1.2	1.5	1.8
St. Ives(3)	1.4	1.7	2.0
Agnew/Lawlers(3)	0.5	0.5	0.6
Granny Smith(3)	1.6	1.7	1.7
Cerro Corona(4)	1.3	1.3	1.3

Notes:

(1)	Darlot is excluded from the sensitivities as a result of the current short life of mine, which is less than one year, and limited mining flexibility.
(2)	The equivalent gold prices used for the sensitivities in South Africa are R500,000/kg, R550,000/kg and R600,000/kg.
(3)	The equivalent gold prices used for the sensitivities in Australia are A$1,440/oz, A$1,600/oz and A$1,760/oz.
(4)	Under the current tailings dam design at Cerro Corona, reserves would not respond to an upward movement of the gold price because of current capacity constraints at the tailings storage facility for the Cerro Corona mine. A decrease of 10% in gold price is insufficient to affect the level of gold reserves.

The London afternoon fixing price for gold on April 3, 2017 was U.S.$1,247 per ounce. Gold Fields’ attributable gold reserves increased from 46.1 million ounces at December 31, 2015 to 48.1 million ounces at December 31, 2016, primarily due to the acquisition of Gruyere, growth in Australia (Granny Smith and St. Ives) and the re-investment plan at Damang.

The London Metal Exchange, or LME, cash settlement price for copper on April 3, 2017 was U.S.$5,783 per tonne.

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

Exploration

Exploration activities are focused on replacing production depletion and on growth in ore reserves to maintain operational flexibility and sustainability. The Group focuses on the extension of existing ore bodies and the discovery and delineation of new ore bodies both at existing sites and at undeveloped sites. Once a potential ore body has been discovered, exploration is extended and intensified in conjunction with comprehensive infill drilling, in order to enable clearer definition of the ore body and its technical and economic characteristics so as to profile the potential portions to be mined. Geological, geochemical, geophysical, geostatistical, geotechnical and geo-metallurgical techniques are constantly refined to improve effectiveness and the economic viability of prospecting and mining activities.

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

At South Deep, the broken ore is loaded from the stope face into trucks using mechanical loaders and hauled along decline corridors to ore pass systems which connect the corridors to the cross cuts below. The ore is then transported by rail or conveyor and tipped into the shaft transfer system, after which it is hoisted to the surface. Mining methods employed include de-stress mining (to provide the appropriate geotechnical conditions for subsequent stoping), long hole open stoping (for reef targets greater than 15 meters in height) and drifting and benching (for reef targets less than 15 meters in height). The mining voids generated once the ore is removed are filled with treated tailings product termed backfill which provide ground support for the mined out areas.

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

Each operation identifies a preferred strategic option which, once approved by Gold Fields’ Executive Committee, or the Executive Committee, is used to inform how the detailed one year operational plan is configured, which is rolled out into a life of mine plan, prior to the commencement of each fiscal year. The plans are based on financial parameters determined by the Gold Fields Executive Committee, or the Executive Committee. See “Directors, Senior Management and Employees—Executive Committee”. The operational plan is presented to the Executive Committee, which takes it to the Board for approval before the commencement of each fiscal year. The planning process is anchored by a Group planning calendar, and is sequential and based upon geological models, evaluation models, resource models, metal prices, mine design, depletion schedules and, ultimately, financial analysis. Capital planning is formalized pursuant to Gold Fields’ capital spending planning process. Projects are categorized and reviewed in terms of total expenditure, return on investment, net present value and impact on AIC per ounce and all projects involving amounts exceeding R360 million (South Africa), A$40 million (Australia) and U.S.$40 million (Ghana/Peru) are submitted to the Board for approval. Material changes to the plans have to be referred back to the Executive Committee and the Board.

Capital Expenditure

Gold Fields spent U.S.$649.9 million, U.S.$634.1 million and U.S.$608.9 million in capital expenditure during fiscal 2016, 2015 and 2014, respectively. The major expenditure items in fiscal 2016 were U.S.$77.9 million on the development and equipping of the South Deep mine, U.S.$39.6 million on development and infrastructure of the Waroonga and New Holland underground complexes at Agnew/Lawlers, U.S.$25.8 million on capital waste stripping at Damang, U.S.$16.4 million on the tailings storage facility at Cerro Corona, U.S.$32.3 million on development of the Wallaby underground mine at Granny Smith, U.S.$126.2 million on capital waste stripping at Tarkwa and U.S.$88.7 million on underground and open pit development at St. Ives. The major expenditure items in fiscal 2015 were U.S.$66.9 million on the development and equipping of the South Deep mine, U.S.$46.1 million on development and infrastructure of the Waroonga and New Holland underground complexes at Agnew/Lawlers, U.S.$45.4 million on new mining equipment at Tarkwa, U.S.$29.3 million on the tailings storage facility at Cerro Corona, U.S.$28.7 million on development of the Wallaby underground mine at Granny Smith and U.S.$18.5 million on HME componentization at Tarkwa. The major expenditure items in fiscal 2014 were U.S.$106.1 million on capital waste mining at Tarkwa, U.S.$91.9 million on the development and equipping of the South Deep mine, U.S.$55.6 million on the development and infrastructure of the Waroonga and New Holland underground complexes at Agnew/Lawlers, U.S.$29.4 million on the development of underground mines at St. Ives, U.S.$27.7 million on the tailings storage facility at Cerro Corona and U.S.$19.3 million on the tailings storage facility at Tarkwa. For more information regarding Gold Fields’ capital expenditure, see “—Gold Fields’ Mining Operations—South Africa Operations—South Deep Mine—Capital Expenditure”, “—Gold Fields’ Mining Operations—West Africa Operations—

Tarkwa Mine—Capital Expenditure”, “—Gold Fields’ Mining Operations—West Africa Operations—Damang Mine—Capital Expenditure”, “—Gold Fields’ Mining Operations—Australasia Operations—St. Ives—Capital Expenditure”, “—Gold Fields’ Mining Operations—Australasia Operations—Agnew/Lawlers—Capital Expenditure”, “—Gold Fields’ Mining Operations—Australasia Operations—Darlot—Capital Expenditure”, “—Gold Fields’ Mining Operations—Australasia Operations—Granny Smith—Capital Expenditure”, “—Gold Fields’ Mining Operations—Americas Operations—Cerro Corona—Capital Expenditure”, “Operating and Financial Review and Prospects—Capital Expenditures” and “Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

Processing

Gold Fields has eight active gold processing facilities (one in South Africa, two in Ghana, four in Australia and one in Peru). A typical processing plant includes two stages: comminution (crushing and grinding the ore) and then gold recovery (typically flotation, leaching, carbon adsorption, carbon stripping/EW and/or smelting).

Comminution

Comminution is the process of crushing and breaking up the ore to expose and liberate the gold and make it available for treatment. Conventionally, this process occurs in multi-stage crushing and milling circuits, which include the use of jaw and gyratory or cone crushers followed by rod, semi-autogenous grinding, or SAG, and/or ball mills. For the milling step most of Gold Fields’ processing plants utilize both SAG and ball mills where the ore itself and steel balls are used as the primary grinding media. Through the comminution process, ore is ground to a pre-determined size before proceeding to the gold recovery stage.

Gold Recovery

In most of the Gold Fields’ processing plants, gold is extracted into solution by leaching with cyanide in agitated slurry tanks. The gold is then adsorbed onto activated carbon from the solution using either the carbon in leach, or CIL, process or the carbon in pulp, or CIP, process. The activated carbon is removed from the tanks, eluted in pressurized columns and the gold then recovered by electrowinning.

Most of the Gold Fields’ plants also utilize gravity recovery circuits that use a centrifugal concentrator to recover coarse free gold based on density differences. This gravity gold recovery step is usually undertaken within the grinding stage of the processing plant before the ore progresses to CIL or CIP.

As the final recovery step, the gold recovered by the electrowinning cells is smelted in a furnace to produce gold doré bars. These gold bars are transported to a refinery that is responsible for further refining.

At Cerro Corona, gold/copper concentrate is recovered using a standard flotation process. The concentrate is shipped to a third-party smelter for further processing. The Cerro Corona processing plant therefore does not have a CIL or CIP circuit.

Refining and Marketing

South Africa

On October 16, 2013, Gold Fields Operations Limited, or GFO, and GFI Joint Venture Holdings Proprietary Limited, or GFIJVH, acting jointly in their capacities as participants in an unincorporated joint venture which owns and operates the South Deep mine, known as the South Deep Joint Venture, entered into a new refining agreement with Rand Refinery Proprietary Limited, or Rand Refinery. Rand Refinery is a non-listed private company in which Gold Fields holds a 2.8% interest, with the remaining interests held by other South African gold producers.

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

With effect from January 12, 2015, gold produced at the Tarkwa and Damang mines is refined by MKS (Switzerland) S.A., or MKS, pursuant to refining agreements entered into by Gold Fields Ghana (in respect of the Tarkwa mine) and Abosso (in respect of the Damang mine) with MKS. Under these agreements, MKS collects the gold from either the Tarkwa or Damang mine and transports it either to its Switzerland refinery or to its Indian refinery, or the Designated Refinery, where the gold is then refined. The MKS refinery in India will be the default Designated Refinery unless either party provides the other party with notice to the effect that a shipment of gold must be transported to MKS’s refinery in Switzerland, provided that MKS shall only be entitled to provide Gold Fields Ghana (Tarkwa operation) and Abosso (Damang operation) with such notice if (i) the arrival date of the gold at the refinery will fall on a day other than a business day in India or during a period of weak physical demand for gold in India; or (ii) the Indian import regulations for the gold have materially and adversely changed.

Once the gold has been refined, the Tarkwa and Damang operations shall be entitled to (i) sell the refined gold through Gold Fields’ treasury department, acting as agent for and on their behalf; or (ii) require MKS to purchase the refined gold; or (iii) request a prepayment in respect of the refined gold. All sales are benchmarked against the afternoon London Bullion Market Association Gold Price, or the London gold fix, or the London Gold Fix pricing mechanism has been replaced by a new electronic LBMA price-discovery process from March 20, 2015. The price continues to be set twice daily, at 10:30 and 15:00 London time. The new LBMA Gold Price is operated and administered by an independent third-party provider, ICE Benchmark Administration, or the IBA, who were chosen following consultation with market participants. IBA provides the price platform, methodology as well as the overall administration and governance for the LBMA Gold Price. The IBA’s platform provides an electronic, auction-based, tradeable, auditable and fully IOSCO-compliant solution for the London bullion market. MKS assumes responsibility for the gold upon collection at either the Tarkwa or Damang mine.

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

Peru

Gold Fields La Cima S.A., or La Cima, has three contracts for the sale of approximately 90% of concentrate from the Cerro Corona mine, one with a Japanese refiner, one with a German refiner and one with a global commodities trading entity. Under these contracts, La Cima is to sell approximately 30% of the concentrate to each company and to use reasonable efforts to spread the deliveries evenly throughout the year. Risk passes when the concentrate is loaded in the port of Salaverry, Peru for international (cost, insurance and freight) sales or at a Salaverry warehouse for local sales. Pricing for copper under each of the contracts is based on the daily LME settlement price for copper. Pricing for gold under each of the contracts is based on the daily average of the LBMA morning and afternoon fixing price. All production in excess of the amounts sold under long-term contracts is sold on the spot market.

Gold Fields’ Mining Operations

Gold Fields has eight producing mines located in South Africa, Ghana, Australia and Peru. Gold Fields acquired the Yilgarn South Assets from Barrick on October 1, 2013. Of the three operating mines acquired from Barrick, two (Granny Smith and Darlot) remain discrete operating entities, while the third (Lawlers) has now been incorporated with Agnew to form an integrated Agnew/Lawlers mine. See “—Australasia Operations”. Gold Fields conducts underground and surface mining operations at St. Ives, underground-only operations at Agnew/Lawlers, Granny Smith, Darlot and South Deep and surface-only open pit mining at Damang, Tarkwa and Cerro Corona. Some processing of surface rock dump material occurs at Damang, while some tailings material is processed at South Deep. Material processed from production stockpiles occurs at Tarkwa, Damang and St. Ives.

Total Operations

The following table details operating and production results (including gold equivalents) for each of fiscal 2016, 2015 and 2014.

	Fiscal 2016	Fiscal 2015	Fiscal 2014
Production
Tonnes (‘000)	34,222	33,014	33,513
Recovered grade (g/t)	2.0	2.1	2.1
Gold produced (‘000 eq oz)(1)	2,219	2,236	2,294
Results of operations
Revenues U.S.$ millions	2,749.5	2,545.4	2,868.8
Operating costs (including gold inventory change but excluding amortization and depreciation) U.S.$ millions(2)	1,387.5	1,456.2	1,677.7
All-in sustaining cost net of by-product revenue per ounce of gold sold (U.S.$)(2)	980	1,007	1,053
All-in cost net of by-product revenue per ounce of gold sold (U.S.$)(2)	1,006	1,026	1,087
All-in sustaining cost gross of by-product revenue per equivalent ounce of gold sold (U.S.$)(2)	987	1,000	1,053
All-in cost gross of by-product revenue per equivalent ounce of gold sold (U.S.$)(2)	1,012	1,018	1,086

Notes:

(1)	In fiscal 2014, 2.222 million ounces were attributable to Gold Fields, in fiscal 2015, 2.16 million ounces were attributable to Gold Fields, and in fiscal 2016, 2.15 million ounces were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Ghana and Peru operations during each of those periods.
(2)	For a reconciliation of Gold Fields’ operating costs excluding amortization and depreciation to its AISC and AIC net of by-product revenues per ounce of gold sold for fiscal 2016, 2015 and 2014, see “Operating and Financial Review and Prospects—All-in Sustaining and All-in Cost”.

Underground Operations

The following table details the operating and production results for Gold Fields’ underground operations for fiscal 2016, 2015 and 2014.

	Fiscal 2016	Fiscal 2015	Fiscal 2014
Production
Tonnes (‘000)	5,418	5,622	6,575
Recovered grade (g/t)	5.5	5.5	5.3
Gold produced (‘000 oz)(1)	963	989	1,119

Note:

(1)	In fiscal 2014, 1.119 million ounces were attributable to Gold Fields, in fiscal 2015, 0.989 million ounces were attributable to Gold Fields and in fiscal 2016, 0.963 million ounces were attributable to Gold Fields.

Tonnes milled from the underground operations decreased from 5.6 million tonnes in fiscal 2015 to 5.4 million tonnes in fiscal 2016. The amount of gold produced from underground operations decreased from 0.989 million ounces in fiscal 2015 to 0.963 million ounces in fiscal 2016. The decreases in tonnes milled and in gold produced were primarily a result of the closure of the Cave Rocks mine in fiscal 2015 and the Athena mine in fiscal 2016, both at St. Ives in Australia. This was partially offset by increased tonnes milled and gold produced at the South Deep mine in South Africa.

Surface Operations

The following table details the operating and production results (including gold equivalents) for Gold Fields’ surface operations for fiscal 2016, 2015 and 2014.

	Fiscal 2016	Fiscal 2015	Fiscal 2014
Production
Tonnes (‘000)	28,804	27,392	26,938
Recovered grade (g/t)	1.4	1.4	1.3
Gold produced (‘000 oz)(1)	1,256	1,246	1,175

Note:

(1)	In fiscal 2014, 1.100 million ounces were attributable to Gold Fields and in fiscal 2015, 1.169 million ounces were attributable to Gold Fields and in fiscal 2016, 1.183 million ounces were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Ghana and Peru operations during each period.

Tonnes milled and treated from the surface operations increased from 27.4 million tonnes in fiscal 2015 to 28.8 million tonnes in fiscal 2016, mainly due to the ramp-up of the Invincible pit at St. Ives, combined with mining at the A5 and Neptune pits as part of a strategic shift to a primarily open pit operation at St. Ives.

South African Operations

Gold Fields’ South African region consists of the South Deep mine. South Deep remains a strategic imperative for Gold Fields, and is projected to deliver long-term, cash-generative production to the Group once it hits full production. The successful delivery of South Deep, which accounts for 72% of the Group’s Mineral Reserves, is critical for Gold Fields’ long-term, sustainable growth.

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

South Deep is engaged in underground mining and its primary infrastructure comprises one metallurgical plant and two operating shaft systems, the older South Shaft complex and the newer Twin Shaft complex. The South Shaft complex includes a main shaft and three sub-vertical (SV) shafts, two of which are operational. The Twin Shaft complex consists of a single-barrel main shaft for hoisting personnel, rock materials and an adjacent bratticed ventilation shaft, used for both extracting used air and hoisting rock. The South Shaft complex operates to a depth of 2,650 meters below surface and the Twin Shaft complex operates to a depth of 2,995 meters below surface. South Deep’s workings are at depth and therefore require significant cooling infrastructure. The South Deep operation has access to the national electricity grid, water, and road infrastructure and is located near regional urban centers where it can obtain needed supplies and services.

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

The most fundamental controls of gold distribution are the primary sedimentary features such as facies variation and channel directions. Consequently, the modeling of sedimentary features within the reefs and the correlation of payable grades within certain facies is key to in situ reserve estimation as well as effective reef definition drilling programs, operational mine planning and grade control.

Gold mineralization at South Deep is hosted by conglomerates of the Upper Elsburg reefs and the Ventersdorp Contact Reef, or VCR. The Upper Elsburg reefs sub-crop against the VCR in a northeasterly trend, which defines their western limits. To the east of the sub-crop, the Upper Elsburg reefs are preserved in an easterly diverging sedimentary wedge attaining a total thickness of approximately 120 meters, which is subdivided into the lower “Individuals” and the overlying “Massives.” To the west of the sub-crop, only the VCR is preserved.

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

Mining

South Deep is designed to access and exploit one of the largest undeveloped ore bodies in the world. The 37 Moz reserve is understood to appropriate levels of confidence needed to support a multi-decade life of mine plan. Key required primary infrastructure has been installed and expanded as the mine is still in production build-up. At a steady state, the mine will be a low cost, long life mechanized mining operation. Due to its depth and fully mechanized bulk mining nature, South Deep has no real operating proxy in the gold mining industry, making benchmarking difficult and the current focus therefore remains on establishing a platform to ensure traction is maintained on driving productivity and leveraging unit costs on an ongoing basis.

South Deep entered a critical stage of its evolution at the beginning of fiscal 2015 when Gold Fields made the decision to take a step back and fix the operating base at the mine before determining the new long-term steady state profile. As part of this process, Gold Fields removed the previous production and cost targets to afford the new South Deep management team the time to get the basics right and determine the way forward. However, in the absence of long-term production targets, Gold Fields stated that it was its goal to get the mine to cash breakeven by the end of fiscal 2016, a goal that Gold Fields is pleased to have achieved. For fiscal 2016, South Deep generated net cash flow of U.S.$12 million compared with cash outflows of U.S.$80 million in fiscal 2015. Even after stripping out the benefit of the rand hedge, the mine achieved cash breakeven for the year.

In February 2017, South Deep delivered the Rebase Plan to market. This plan incorporates all recent improvements in mine design, geotechnical parameters as well as the infrastructure required to support the production plan and was approved by the Board in February 2017. The Rebase Plan sets the mine up to reach steady state production of approximately 500,000 oz by fiscal 2022 at an AIC of below U.S.$900 per ounce in fiscal 2017 terms.

The Rebase Plan required a diagnostic of the full value chain, from design to skills training, conducted by management and external consultants. This review highlighted opportunities for improvements. Consequently, South Deep’s own technical abilities were strengthened, along with input from various technical experts, as part of developing a high confidence level mine plan. The actions required in the Rebase Plan are aimed at laying foundations for long term success. The mine design together with infrastructure design was revised and refined for increased efficiency.

These improvements lay the foundation for long term sustainable gold production, supported by a continuous business improvement strategy based on the Sandcone Model of improvement driving quality, dependability, throughput, flexibility and ultimately value, in this order. The process resulted in 68 business improvement projects being identified to create a long-life, sustainable mechanized mine in fiscal 2016. To date, 29 projects have been completed, with 27 expected to be closed out in fiscal 2017 and the remaining 12 expected to be completed in fiscal 2018.

South Deep has faced a number of challenges over the years, which can best be summarized in four broad categories: People and skills; Fleet and maintenance; Underground working conditions; and Mining method. While Gold Fields has made good progress on all categories over the past two years, continued improvement is anticipated during the ramp-up to steady state:

•

People and skills: The first priority was to establish an experienced management team with extensive exposure to mechanized and deep level mining. This objective was successfully achieved with most of the new management team now in place since mid-fiscal 2015. A further 168 critical skill positions requiring experienced and skilled staff were identified at the start of fiscal 2015. Most of these positions were filled by the end of fiscal 2016 with only a limited number of appointments still outstanding. Furthermore, the development of mechanized mining skills was highlighted as a specific and critical requirement for the future success of the mine. As such, a mechanized mining skills development program focusing on supervisors, artisans and operators was implemented and relevant South Deep employees have been receiving ongoing training;

•

Fleet and maintenance: South Deep instituted a number of key strategies to upgrade the condition of its mechanized equipment fleet and effectiveness of its maintenance practices. As part of the fleet renewal strategy, 58 category 1 units have been commissioned since early fiscal 2015. The total category 1 fleet currently stands at 111. An expansive and fully equipped underground workshop spanning a total footprint of 200 x 200m was commissioned on 93 level to provide the working conditions necessary for maintenance personnel to perform their tasks more effectively. Maintenance skills development programs were introduced to upskill our engineering personnel. In addition, outsourced OEM maintenance contracts were concluded with two key suppliers to effect immediate improvements, which will be gradually handed over to South Deep teams;

•

Underground working conditions: The new management team identified poor underground working conditions as a key impediment to turning South Deep around. A number of business improvement projects were initiated to remediate this deficiency and focused on various elements of the underground infrastructure, including roadways, water management, backfill and ventilation; and

•

Mining method: As a deep level bulk mine, geotechnical considerations and mine design are critical elements in implementing the successful extraction of the ore body. To this end, several improvements in the overall design and mining layouts have been implemented during the past two years.

•

Regional Pillars: The overall regional support design was improved by reducing the corridor span between regional pillars from 240m to 180m and by increasing the dimensions of crush pillars in the destress cuts from 10 x 6m to 8 x 20m. Regional pillar width has remained at 60m. The design improvements resulted in lower excavation convergence rates and an increase in overall rockmass stability; and

•

High Profile Destress: Over the past two years, South Deep converted from a low profile (2.2m) destress mining method to a high profile (5.5m) layout. This has eliminated an inefficient and cumbersome multi-step mining process, which included footwall or hangwall ripping to open excavations for longhole stoping equipment, and enabled mechanized roofbolt installation. In a significant step for the mine, low profile was completely phased out during fiscal 2016 and all destress development will now entail the high profile method. This method was also further improved with a new pillar layout, increasing ground stability and operational efficiency due to less backfill being required.

The initiatives that were implemented over the past two years have started to yield results during fiscal 2016, which was a milestone year for South Deep.

In terms of the Rebase Plan, it is anticipated that South Deep will reach steady state production in fiscal 2022. During this ramp-up period, tonnes mined are expected to ramp up at a fairly steady rate from the average 135,000 tonnes per month run rate in 2016 to 230,000t/m when at steady state. A big driver of the volume growth to steady state is the increased contribution from longhole stoping.

The production ramp-up is planned from the current mine in the North of Wrench mining area, or NoW, which is a lower extension to the current mining operations and contains reserves of 10.6 Moz. The NoW expands into six corridors with independent operating and ventilation systems. The NoW will build up in production synchronously with current mine area declining in output. The NoW is designed as a massive bulk mine, while the current mine area employed a more selective method. Current primary production is provided from two discrete mining areas, Current Mine and NoW, and are exploited by means of distinctly different mining methods. The current mine area is characterized by conventional mining that was employed historically and before ownership by Gold Fields, which served as destressing for mechanized massive mining, including long hole stoping above and below these horizons in the remaining Elsburg reefs. Mining activities are largely scattered over the whole of current mine. The NoW area is largely unmined and as such will benefit from utilization of the optimized mine design and extraction sequencing which can be effectively applied to a “blank canvass” with no constraints from historical mining. This massive mining method (long hole stoping) is aimed at the efficient extraction of the thick ore body with minimum dilution and ore loss. Productivity and efficiency of extraction is expected to improve for the future of the mine. Continuous infrastructure expansion is required to support the production build up from the NoW.

Importantly, most of the operating expenditure is now in the cost base of the mine, with the majority of the key skills and fleet now in place. As the mine ramps up to steady state, we expect to see the operational gearing expected from a fixed cost mine like South Deep. As a result, we expect steady state production AIC of below U.S.$900 per ounce (in 2017 terms).

Detailed below are the operating and production results at South Deep for fiscal 2016, 2015 and 2014:

	Fiscal 2016	Fiscal 2015	Fiscal 2014
Production
Tonnes (‘000)	2,248	1,496	1,323
Recovered grade (g/t)	4.0	4.1	4.7
Gold produced (‘000 oz)	290	198	201
Results of operations
Revenues (U.S.$ million)	358.2	232.3	254.8
Operating costs (including gold inventory change but excluding amortization and depreciation) (U.S.$ million)(1)	271.6	236.6	245.5
All-in sustaining cost net of by-product revenues per ounce of gold sold (U.S.$)(1)	1,207	1,490	1,548
All-in costs net of by-product revenues per ounce of gold sold (U.S.$)(1)	1,234	1,559	1,732

Note:

(1)	For a reconciliation of Gold Fields’ operating costs excluding amortization and depreciation to its AISC and AIC net of by-product revenues per ounce of gold sold for fiscal 2016, 2015 and 2014, see “Operating and Financial Review and Prospects—All-in Sustaining and All-in Cost”. AIC and AISC are calculated per ounce of gold sold, excluding gold equivalent ounces. See “Operating and Financial Review and Prospects—All-in Sustaining and All-in Cost”.

Total tonnes milled increased by 47% from 1.5 million tonnes in fiscal 2015 to 2.2 million tonnes in fiscal 2016. Gold produced increased from 0.198 million ounces in fiscal 2015 to 0.290 million ounces in fiscal 2016. Due to the 40% improvement in tonnes mined, which resulted in higher consumable spend and higher utility consumption as well as improved bonuses, operating costs including gold inventory change but excluding amortization and depreciation, or “net operating costs” increased by 15% from U.S.$236.6 million in fiscal 2015 to U.S.$271.6 million in fiscal 2016 in U.S. dollar terms. The increased costs were also due to negotiated annual salary hikes as well as higher staff numbers following the employment of an additional 164 mechanized mining professionals during fiscal 2015. A decreased AIC of U.S.$1,234 per ounce in fiscal 2016, compared with AIC of U.S.$1,559 per ounce in fiscal 2015, was due to higher gold production, partially offset by higher operating costs and capital expenditure.

South Deep’s power usage has increased over the years as it builds up production and prepares for the development of long-term infrastructure. All required power related infrastructure is installed to support the production ramp up. South Deep sourced its electricity supply from Eskom. See “Risk Factors—Power cost increases may adversely affect Gold Fields’ business, operating results and financial condition”. In order to mitigate the cost impact of these increases, numerous power saving projects were initiated to reduce power consumption. South Deep will be developing a long-term energy security plan (which will include an assessment of renewable energy options) to manage supply risks currently faced by Eskom. In the short term, a load curtailment arrangement has been negotiated with Eskom to minimize production disruptions and ensure the continued safe operation of the mine.

Assuming there are no material changes to the reserves estimates at South Deep, or to the life of mine plan, South Deep’s December 31, 2016 proven and probable managed reserves of 37.3 million ounces (34.1 million ounces of which are attributable to Gold Fields, with the rest attributable to non-controlling shareholders) will be sufficient to maintain production through to fiscal 2095 (79 years). However, as discussed earlier in “Risk Factors” and “—Description of Mining Business—Mine Planning and Management”, there are numerous factors which can affect reserve estimates and the mine plan, which could thus materially change the life of mine.

South Deep is engaged in underground mining and is thus subject to all of the underground mining risks discussed in “Risk Factors”. The primary safety issues facing South Deep underground operations include seismicity (including seismically induced falls of ground), falls of ground due to gravity and the risk of pedestrians being struck by mobile equipment. To prevent falls of ground accidents, South Deep has implemented a comprehensive health and safety strategy. For more information about this strategy as well as details about workplace injuries at South Deep, see “Directors, Senior Management and Employees—Employees—Safety and Wellness—Safety Management” and “Directors, Senior Management and Employees—Employees—Safety and Wellness—TRIFR, Fatalities and Fatal Injury Frequency Rate”.

There were no strikes and/or labor stoppages at South Deep in fiscal 2016 and none to date since December 31, 2016.

Processing

All processing at South Deep is carried out at a single gold extraction plant. The following table sets forth the year commissioned, processing techniques and processing capacity per month, as well as average tonnes milled per month and metallurgical recovery factors during fiscal 2016 for the plant.

Processing Techniques

Plant	Year commissioned(1)	Comminution phase	Treatment phase	Capacity(1)	Average milled for fiscal 2016	Approximate recovery factor for fiscal 2016
				(tonnes/month)
Twin Shaft Plant	2002	Primary SAG and Secondary Ball milling	Leach CIP, with elution and electrowinning	330,000	187,000	96%

Note:

(1)	Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in a level of throughput over and above the designed nameplate capacity.

Capital Expenditure

Gold Fields spent U.S.$77.9 million on capital expenditures at the South Deep operation in fiscal 2016, primarily on fleet, the refurbishment of the main winder at the Twin Shaft complex and higher spending on employee accommodation. Gold Fields expects to spend approximately R1,309 million (U.S.$92.6 million) on capital expenditures at South Deep in fiscal 2017, primarily on infrastructure, trackless equipment, new mine development, secondary support and the 80 level fridge plant at south shaft.

West Africa Operations

The West Africa operations comprise the Tarkwa and Damang gold mines in Ghana. The West Africa region had oversight of Gold Fields’ APP in Finland, prior to the transfer of its management to the Corporate office. Gold Fields Ghana, which holds the interest in the Tarkwa mine, and Abosso, which owns the interest in the Damang mine, are 90% owned by Gold Fields and 10% by the Ghanaian government.

For a discussion on the energy supply in Gold Fields Ghana, see “Risk Factors—Power cost increases may adversely affect Gold Fields’ business, operating results and financial condition”.

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

History

Investment in large-scale mining in the Tarkwa area commenced in the last quarter of the nineteenth century. In 1993, Gold Fields of South Africa took over an area previously operated by the State Gold Mining Corporation, or SGMC. SGMC had, in turn, acquired the property from private companies owned by European investors. Mining operations by Gold Fields commenced in 1997 following initial drilling, feasibility studies and project development (which included the removal of overburden and the resettlement of approximately 22,000 people).

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

During fiscal 2016, mineral reserves at Tarkwa decreased by 9.8% (net of depletion) to 6.1 million ounces. Restructuring the mine to operate at lower total mining volumes (90 – 100Mtpa total mining) is expected to ensure operational flexibility and underpin targeted head grades to deliver 520,000 to 570,000 ounces of gold per year.

No greenfields projects were commenced in fiscal 2016. A geochemical soil sampling program was carried out in Tarkwa in fiscal 2014 to explore part of the concession, which previously had limited exploration. A number of hydrothermal and paleo placer targets were identified as a result of this program, and initial drilling commenced in fiscal 2015. The continuation of the drilling program in respect of these targets was a focal point in fiscal 2016.

Detailed below are the operating and production results at Tarkwa for fiscal 2016, 2015 and 2014.

	Fiscal 2016	Fiscal 2015	Fiscal 2014
Production
Tonnes milled (‘000)	13,608	13,520	13,553
Recovered grade (g/t)	1.3	1.3	1.2
Gold produced (‘000 oz)(1)	568	586	558
Results of operations
Revenues (U.S.$ million)	708.9	680.7	706.7
Operating costs (including gold inventory change but excluding amortization and depreciation) (U.S.$ million)(2)	327.3	326.9	371.5
All-in sustaining cost net of by-product revenues per ounce of gold sold (U.S.$)(2)	959	970	1,068
All-in costs net of by-product revenues per ounce of gold sold (U.S.$)(2)	959	970	1,068

Notes:

(1)	In fiscal 2016, 2015 and 2014, 0.511 million ounces, 0.527 million ounces and 0.502 million ounces of production, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghana operations.
(2)	For a reconciliation of Gold Fields’ operating costs excluding amortization and depreciation to its AISC and AIC net of by-product revenues per ounce of gold sold for fiscal 2016, 2015 and 2014, see “Operating and Financial Review and Prospects—All-in Sustaining and All-in Cost”. AIC and AISC are calculated per ounce of gold sold, excluding gold equivalent ounces. See “Operating and Financial Review and Prospects—All-in Sustaining and All-in Cost”.

In fiscal 2016, gold production decreased by 3% to 0.568 million ounces from 0.586 million ounces in fiscal 2015, mainly due to shift away from the Teberebie pillar and surrounding high grade areas. Net operating costs increased marginally to U.S.$ 327.3 million in fiscal 2016 from U.S.$326.9 million in fiscal 2015. AIC improved by 1% to U.S.$959 per ounce in fiscal 2016 from U.S.$970 per ounce in fiscal 2015 primarily due to lower capital expenditure, partially offset by lower gold sold.

Assuming that Gold Fields does not increase or decrease ore reserves estimates at Tarkwa and that there are no changes to the current mine plan at Tarkwa, Tarkwa’s December 31, 2016 proven and probable reserves of 6.1 million ounces (5.5 million ounces of which are attributable to Gold Fields, with the remainder attributable to the Ghanaian government) will be sufficient to maintain production through fiscal 2031 which includes re-treatment of the South Heap Leach at the end of the life of mine. However, as discussed earlier in “Risk Factors” and “—Description of Mining Business—Mine Planning and Management”, there are numerous factors which can affect reserve estimates and the mine plan, which could thus materially change the life of mine.

The Tarkwa mine is engaged in open pit mining and is thus subject to all the risks associated with open pit mining discussed in “Risk Factors”. For more information about workplace injuries at Tarkwa, see “Directors, Senior Management and Employees—Employees—Safety and Wellness—Safety Management” and “Directors, Senior Management and Employees—Employees—Safety and Wellness—TRIFR, Fatalities and Fatal Injury Frequency Rate”.

There were no strikes and/or labor stoppages at Tarkwa in fiscal 2016 and none to date since December 31, 2016.

Processing

Tarkwa’s ore is processed using SAG milling at its CIL plant. Prior to the restructuring, the operation also incorporated two separate heap leach circuits, the North Plant and the South Plant. As part of the restructuring, the South Heap Leach Facility was closed in December 2012 and stacking of ore ceased at the North Heap Leach facility in December 2013. The following table sets per month, as well as average tonnes milled per month and metallurgical recovery factors during fiscal 2016, for each of the plants at Tarkwa.

Processing Techniques

Plant	Year commissioned	Comminution phase	Treatment phase	Capacity(1)	Average milled for fiscal 2016	Approximate recovery factor for fiscal 2016(2)
				(tonnes/month)
CIL Plant	2004	SAG milling (with ball mill)(3)	CIL treatment	1,125,000	1,134,000	97%

Notes:

(1)	Nameplate capacity as designed. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.
(2)	Percentages are rounded to the nearest whole per cent.
(3)	The ball mill was added in December 2008.

In fiscal 2016, the carbon-in leach plant throughput increased from 13.5Mt to 13.6Mt, with yield decreasing from 1.35g/t to 1/30g/t due to lower grades processed.

Capital Expenditure

Gold Fields spent U.S.$168.0 million on capital expenditures at the Tarkwa operation in fiscal 2016, principally due to deferred stripping to expose ore, upgrading of the tailings storage facilities and the purchasing of new mining vehicles and equipment. Gold Fields has budgeted approximately U.S.$180.4 million for capital expenditures at Tarkwa for fiscal 2017, as it plans to continue to focus on prestripping and heavy mining equipment, or HME, major components.

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

A comprehensive review of the mine to address the loss making position of Damang, which commenced during the fourth quarter of fiscal 2015, continued during fiscal 2016 with a final decision made to do a push back to expose the higher grade ore under the original Damang pit.

During the period under review, exploration activities at Gold Fields’ West African operations were dominated by resource conversion projects through infill drilling and extensions to known targets at Damang. No greenfields projects were commenced in fiscal 2016.

In October 2016, Gold Fields announced the U.S.$341 million Damang Reinvestment Plan, which is expected to extend the LoM by eight years from fiscal 2017 to fiscal 2024. The Damang Reinvestment Plan will enhance the Group’s presence in one of our key operating regions and result in significant social benefits for the country, including the creation and preservation of 1,850 direct employment positions.

The Damang Reinvestment Plan entails a major cutback to both the eastern and western walls of the DPCB. The cutback will have a total depth of 341m, comprising of a 265m pre-strip to access the base of the existing pit. This will be followed by a deepening of the pit by a further 76m which will ultimately provide access to the full Damang orebody including the high grade Tarkwa Phyllite lithology. To provide short term ore supply whilst the Damang pre-strip is in progress, mining will occur at the Amoanda, and paleaoplacer satellite pits (Lima South, Kwesi Gap and Tomento East). In addition, the plan feed will be supplemented by low grade surface stockpiles. Mining will be undertaken by two mining contractors, which are expected to be mobilized early in fiscal 2017.

Inclusion of the Damang cutback as the key component of the Damang Reinvestment Plan has impacted an increase of 72% in proven and probable reserves from those declared in December 2015, from 0.97 Moz to 1.67 Moz.

Detailed below are the operating and production results at Damang for fiscal 2016, 2015 and 2014.

	Fiscal 2016	Fiscal 2015	Fiscal 2014
Production
Tonnes milled (‘000)	4,268	4,295	4,044
Recovered grade (g/t)	1.1	1.2	1.4
Gold produced (‘000 oz)(1)	148	168	178
Results of operations
Revenues (U.S.$ million)	183.4	194.8	224.6
Operating costs (including gold inventory change but excluding amortization and depreciation) (U.S.$ million)(2)	136.1	186.4	179.7
All-in sustaining cost net of by-product revenues per ounce of gold sold (U.S.$)(2)	1,254	1,326	1,175
All-in costs net of by-product revenues per ounce of gold sold (U.S.$)(2)	1,254	1,326	1,175

Notes:

(1)	In fiscal 2016, 2015 and 2014, 0.133 million ounces, 0.151 million ounces and 0.160 million ounces of production, respectively, were attributable to Gold Fields, with the remainder attributable to non-controlling to shareholders in Abosso.
(2)	For a reconciliation of Gold Fields’ operating costs excluding amortization and depreciation to its AISC and AIC net of by-product revenues per ounce of gold sold for fiscal 2016, 2015 and 2014, see “Operating and Financial Review and Prospects—All-in Sustaining and All-in Cost”. AIC and AISC are calculated per ounce of gold sold, excluding gold equivalent ounces. See “Operating and Financial Review and Prospects—All-in Sustaining and All-in Cost”.

In fiscal 2016, managed gold production decreased by 12% to 0.148 million ounces from 0.168 million ounces in fiscal 2015, mainly as a result of lower than planned plant feed grade. Net operating costs decreased by 27% to U.S.$136.1 million in fiscal 2016 from U.S.$186.4 million in fiscal 2015 mainly due to lower mining and consumable costs in-line with the lower production. Total AISC decreased by 5% to U.S.$1,254 per ounce in fiscal 2016 from U.S.$1,326 per ounce in fiscal 2015, due to lower use of diesel generators as the number of power outages dropped during the year.

Assuming that Gold Fields does not increase or decrease reserves estimates at Damang and that there are no changes to the current mine plan, Damang’s December 31, 2016 proven and probable reserves of 1.67 million ounces (0.17 million of which are attributable to the Ghanaian government, with the remainder attributable to Gold Fields) will be sufficient to maintain production through fiscal 2024 (8 years). However, as discussed earlier in “Risk Factors” and “—Description of Mining Business—Mine Planning and Management”, there are many factors that can affect reserve estimates and the mine plan, which could thus materially change the life of mine.

The Damang mine comprises open pit mining, and is thus subject to all of the risks associated with open pit mining discussed in “Risk Factors”. For more information about workplace injuries at Damang, see “Directors, Senior Management and Employees—Employees—Safety and Wellness—Safety Management” and “Directors, Senior Management and Employees—Safety and Wellness—Employees—TRIFR, Fatalities and Fatal Injury Frequency Rate”.

There were no strikes and/or work stoppages at Damang in fiscal 2016 and none to date since December 31, 2016.

Processing

All ore at Damang is processed through a single facility. The following table sets forth the year commissioned, processing techniques and processing capacity per month, as well as average tonnes milled per month and metallurgical recovery factor during fiscal 2016 for the plant.

Processing Techniques

Plant	Year commissioned		Comminution phase	Treatment phase	Capacity(1)	Average milled for fiscal 2016	Approximate recovery factor for fiscal 2016(2)
					(tonnes/month)
Processing Plant	1997	(3)	Primary and two- stage secondary crushing with SAG and ball milling	CIL treatment	350,000	356,000	91.9

Notes:

(1)	Nameplate capacity as designed. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.
(2)	Percentages are rounded to the nearest whole per cent.
(3)	The secondary crusher was commissioned in 2010.

Preparatory construction works on the new Far East Tailings Storage Facility, or FETSF, commenced in fiscal 2013 but the project was suspended in September 2013, when Abosso received notice of an application for an injunction to restrain from proceeding with the FETSF construction on the basis that it was outside its mining lease. In fiscal 2014, Gold Fields settled with these claimants and resumed work on the FETSF project but the construction was delayed in fiscal 2015 when the investment plan scenarios for the mine were being considered. In fiscal 2015, the ETSF was raised by 5 meters to an elevation of 1,005 mRL. The facility is currently being raised a further 2.5 meters to an elevation of 1,007.5 mRL. The construction began in the fourth quarter of fiscal 2016 and is expected to be completed by end of the first quarter of fiscal 2017.

The ETSF has 3.8Mt of remaining capacity and it is estimated that the ETSF will be at full capacity by November 2017. The FETSF is being constructed to sustain production for the remaining LoM requirement. The full design capacity of the FETSF is 44.4Mt to a 1,000 mRL and the construction will occur in two stages:

•	Stage 1—19.7Mt capacity to a 980mRL; and

•	Stage 2—24.7Mt additional capacity to the 1,000mRL.

Stage 1 construction will commence in the first quarter of fiscal 2017 and is estimated to be completed by end of fiscal 2017 to ensure continuous production.

Capital Expenditure

Abosso spent U.S.$37.9 million on capital expenditure in fiscal 2016, principally on Amoanda capital waste stripping, ETSF raise and resource infill drilling. Abosso has budgeted approximately U.S.$139.6 million for capital expenditures at Damang for fiscal 2017.

Australasia Operations

St. Ives

Introduction

St. Ives is located 80 kilometers south of Kalgoorlie and 20 kilometers south of Kambalda, straddling Lake Lefroy in Western Australia. It holds exploration licenses, prospecting licenses and mining leases covering a total area of approximately 123,291 hectares. St. Ives is both a surface and underground operation, with a number of open pits, one operating underground mine and a metallurgical CIP plant. The St. Ives operation obtains electricity pursuant to a contract with BHP Nickel West that expires in January 2023 and has access to water, rail, air and road infrastructure. Consumables and supplies are trucked in locally from both Perth and Kalgoorlie.

History

Gold mining began in the St. Ives area in 1897, with intermittent production until Resources Ltd, or WMC, commenced gold mining operations at St. Ives in 1980. Gold Fields acquired the St. Ives gold mining operation from WMC in November 2001.

Geology

The gold deposits of St. Ives are located at the southern end of the Norseman-Wiluna greenstone belt of the West Australian Goldfields Province. In the St. Ives area, the belt consists of Kalgoorlie Group volcanic rocks, Black Flag group felsic volcanic rocks and sediments and a variety of intrusive and overlying post-tectonic sediments. The area is structurally complex, with metamorphism ranging from lower greenschist and lower amphibolite facies. Shear hosted gold mineralization has been discovered in all stratigraphic units. Deposit styles and ore controls are varied ranging from minor structures, including vein arrays, breccia zones and central, to quartz-rich and mylonitic parts of shear zones.

Mining

Gold production takes place over an extensive tenement area at St. Ives. St. Ives has the Lefroy processing plant and SAG mill that treats primary ore. St. Ives previously had a heap leach facility which treated low- and marginal-grade ore. This heap leach facility operated in a residual leach mode during fiscal 2014, 2015 and through to April 2016 when it closed as leaching was no longer economic.

In fiscal 2016, St. Ives reported decreased production and decreased operational costs. The decreased production was mainly due to lower grades associated with increased open pit mining and a decline in mining at the Athena, underground mine which closed in February 2016. The decreased operational costs were mainly due to a reduction of mining costs in the open pit areas.

In fiscal 2016, exploration expenditure decreased by A$1.0 million to A$40.9 million and 241km of drilling was completed. This exploration discovery and extensional drilling replaced all the 376,000 ounces depleted in 2016 and added a further 198,000 ounces to reserve. This included an additional of 288,000 ounces to the Invincible underground reserve and the declaration of a maiden open pit reserve of 47,000 ounces at Incredible.

Positive results were returned from broad gold intercepts in shallow drilling at the Retribution project. Extensive follow up drilling is expected to be completed during fiscal 2017 to further define the gold mineralization and to define resources.

The exploration strategy at St. Ives is to continue to develop the exploration pipeline and define further resources, with a priority on open pit resources. In addition, St. Ives plans to investigate the potential for significant palaeochannel hosted mineralization, along with alternate methods for mining these gold deposits.

Detailed below are the operating and production results at St. Ives for fiscal 2016, 2015 and 2014.

	Fiscal 2016	Fiscal 2015	Fiscal 2014
Production
Tonnes (‘000)	4,046	3,867	4,553
Recovered grade (g/t)	2.8	3.0	2.4
Gold produced (‘000 oz)	363	372	362
Results of operations
Revenues (U.S.$ million)	452.3	431.8	458.8
Operating costs (including gold inventory change but excluding amortization and depreciation) (U.S.$ million)(1)	181.8	220.3	282.3
All-in sustaining cost net of by-product revenues per ounce of gold sold (U.S.$)(1)	949	969	1,164
All-in costs net of by-product revenues per ounce of gold sold (U.S.$)(1)	949	969	1,164

Note:

(1)	For a reconciliation of Gold Fields’ operating costs excluding amortization and depreciation to its AISC and AIC net of by-product revenues per ounce of gold sold for fiscal 2016, 2015 and 2014, see “Operating and Financial Review and Prospects—All-in Sustaining and All-in Cost”. AIC and AISC are calculated per ounce of gold sold, excluding gold equivalent ounces. See “Operating and Financial Review and Prospects—All-in Sustaining and All-in Cost”.

In fiscal 2016, gold production decreased by 2% to 0.363 million ounces from 0.372 million ounces in fiscal 2015, primarily due to lower grades associated with increased open pit mining and a decline in mining at the Athena underground mine which closed in the first half of fiscal 2016. Net operating costs decreased by 17% to U.S.$181.8 million in fiscal 2016 from U.S.$220.3 million in fiscal 2015 due to the closure of the Cave Rocks and Athena underground mines, efficiencies in the open pits on larger volumes and productivity improvements and a gold-in-process credit of U.S.$11.0 million in fiscal 2016, compared with a charge of U.S.$25.3 million in fiscal 2015. Total AIC decreased to U.S.$949 per ounce in fiscal 2016 compared with U.S.$969 per ounce in fiscal 2015.

Assuming that Gold Fields does not increase or decrease reserves estimates at St. Ives and that there are no changes to the current mine plan, St. Ives’ December 31, 2016 proven and probable reserves of 1.7 million ounces will be sufficient to maintain production through fiscal 2021. However, as discussed earlier in “Risk Factors” and “—Description of Mining Business—Mine Planning and Management”, there are numerous factors which can affect reserve estimates and the mine plan, which could thus materially change the life of mine.

St. Ives is engaged in underground mining and in both open pit and production stockpile surface mining, and is thus subject to all of the underground and surface mining risks discussed in “Risk Factors”. The primary safety risk at St. Ives is falls of ground at the underground operations, which is addressed through the use of ground support, paste filling of open stopes and sequencing of mine operations to improve overall stability of the ground. For more information about workplace injuries at St. Ives, see “Directors, Senior Management and Employees—Employees—Safety and Wellness—Safety Management” and “Directors, Senior Management and Employees—Employees—Safety and Wellness—TRIFR, Fatalities and Fatal Injury Frequency Rate”.

The St. Ives mine is currently in the process of re-certification following an initial negative finding by the International Cyanide Management Institute, or ICMI. See “License to Operate—Waste and Training”.

There were no strikes and/or material work stoppages at St. Ives in fiscal 2016 and none to date since December 31, 2016.

Processing

The table below sets forth year commissioned, processing techniques and processing capacity per month, as well as average tonnes milled per month and metallurgical recovery factors during fiscal 2016, for the plant at St. Ives.

Processing Techniques

Plant	Year commissioned	Comminution phase	Treatment phase	Capacity(1)	Average milled for fiscal 2016	Approximate recovery factor for fiscal 2016(2)
				(tonnes/month)
Lefroy Plant	2005	Single-stage crushing and SAG milling	CIP	375,000	337,000	93%

Notes:

(1)	Nameplate capacity as designed. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.
(2)	Percentages are rounded to the nearest whole percent.

Capital Expenditure

Gold Fields spent A$188.0 million or U.S.$140.0 million on capital expenditures at St. Ives in fiscal 2016. This was primarily on exploration across the site, the development of the Invincible and Neptune open pit mines and the development of the Hamlet underground mine. Gold Fields has budgeted approximately A$184.6 million, or U.S.$135 million, for capital expenditures at St. Ives in fiscal 2017. These funds are principally earmarked for exploration, underground mining development and mine infrastructure.

Agnew/Lawlers

Introduction

Agnew/Lawlers is located 23 kilometers west of Leinster, approximately 375 kilometers north of Kalgoorlie and 630 kilometers northwest of Perth, Western Australia. Together, Agnew and Lawlers hold exploration licenses, prospecting licenses and mining leases covering a total area of approximately 88,180 hectares.

Agnew/Lawlers has one metallurgical plant in operation and is serviced by sealed road infrastructure to the mine gate. Supplies are generally trucked in from Perth or Kalgoorlie. Agnew/Lawlers is largely a fly-in fly-out operation with local services, including air transport with a sealed runway and accommodation, provided pursuant to an arrangement with a nearby major mining company. Agnew/Lawlers has access to electricity pursuant to a contract with the same major mining company as St. Ives which expires in May 2019. The bulk of the water is supplied from the mining operations and recovered from the in-pit tailings facility and previously mined pits.

History

Gold was discovered at Agnew in 1895 and production was intermittent until WMC acquired the operation in the early 1980s and constructed the current mill in 1986. Since that time, numerous open pits and underground operations have been mined.

Gold was discovered around the same time at Lawlers. In 1984, Forsayth NL purchased the Great Eastern lease and constructed the Lawlers processing plant, or the Lawlers Mill. Mechanized open pit mining commenced in 1986. The New Holland underground mine opened in 1998 and in 2001 Barrick acquired Lawlers as part of its merger with Homestake. In 2013, Gold Fields purchased Lawlers from Barrick and the Lawlers Mill was placed on care and maintenance.

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

Waroonga is in transition as the Kim lode matures. During fiscal 2015, the new drive from the Kim decline to the FBH ore bodies was completed. Development activities have commenced with production from FBH reducing dependence on the Kim ore body in fiscal 2016. In addition, production at the Cinderella ore body in the New Holland complex commenced in fiscal 2016.

Exploration at Agnew/Lawlers in fiscal 2016 focused on extensions to both the Waroonga and New Holland mineralized systems. Drill testing north of Waroonga has continued to return significant gold intersections with frequent visible gold intersections from both the Kath and Waroonga North projects. A reserve of 59,000 was declared for Waroonga North at December 31, 2016.

At New Holland, drilling focused on extending the 500 Series lode and also targeted the 600/700 Series, which is located beneath the current mine development. The drilling has confirmed that the 500 Series structure is breaking up to the north. There is potential for smaller discrete mineable blocks but the overall tenor of the lode has clearly diminished. Drilling of the 600/700 Series during fiscal 2016 failed to significantly increase these resources.

At Cinderella, several drilling campaigns were completed, initially as step-out programs, to define the extent of the resource and subsequently in-fill programs to delineate the reserve. Cinderella comprises two main lodes. Both lodes remain open to the east and to the south and potentially to the north, further extensional and infill drilling is planned in fiscal 2017 to test the extent of this mineralization.

Detailed below are the operating and production results at Agnew/Lawlers for fiscal 2016, 2015 and 2014.

	Fiscal 2016	Fiscal 2015	Fiscal 2014
Production
Tonnes (‘000)	1,176	1,218	1,246
Recovered grade (g/t)	6.1	6.0	6.8
Gold produced (‘000 oz)	229	237	271
Results of operations
Revenues (U.S.$ million)	285.4	273.9	342.5
Operating costs (including gold inventory change but excluding amortization and depreciation) (U.S.$ million)(1)	140.5	141.4	172.6
All-in sustaining cost net of by-product revenues per ounce of gold sold (U.S.$)(1)	971	959	990
All-in costs net of by-product revenues per ounce of gold sold (U.S.$)(1)	971	959	990

Note:

(1)	For a reconciliation of Gold Fields’ operating costs excluding amortization and depreciation to its AISC and AIC net of by-product revenues per ounce of gold sold for fiscal 2016, 2015 and 2014, see “Operating and Financial Review and Prospects—All-in Sustaining and All-in Cost”. AIC and AISC are calculated per ounce of gold sold, excluding gold equivalent ounces. See “Operating and Financial Review and Prospects—All-in Sustaining and All-in Cost”.

In fiscal 2016, gold production decreased by 3% to 0.23 million ounces from 0.24 million ounces in fiscal 2015, primarily due to a drop in tonnes processed. Net operating costs decreased marginally from U.S.$141.4 million in fiscal 2015 to U.S.$140.5 million in fiscal 2016. In U.S. dollar terms, total AIC increased to U.S.$971 per ounce in fiscal 2016 compared with U.S.$959 per ounce in fiscal 2015 due primarily to a reduction in ounces sold.

Assuming that Gold Fields does not increase or decrease reserves estimates at Agnew/Lawlers and that there are no changes to the current mine plan, the December 31, 2016 proven and probable reserves at 0.5 million ounces will be sufficient to maintain production at Agnew/Lawlers through fiscal 2019 (three years). However, as discussed earlier in “Risk Factors” and “Description of Mining Business—Mine Planning and Management,” there are numerous factors which can affect reserve estimates and the mine plan, which could thus materially change the life of mine.

Agnew/Lawlers is engaged in underground mining and is thus subject to all of the underground and surface mining risks discussed in “Risk Factors”. The primary safety risk at Waroonga is falls of ground at the underground operations, which is addressed through the use of ground support, paste filling of open stopes and sequencing of mine operations to improve overall stability of the ground. The primary safety risk at New Holland is falls of ground at the underground operations, which is addressed through the use of ground support and sequencing of mine operations to improve stability of the ground. For more information about workplace injuries at Agnew/Lawlers, see “Directors, Senior Management and Employees—Employees—Safety and Wellness—Safety Management” and “Directors, Senior Management and Employees—Employees—Safety and Wellness—TRIFR, Fatalities and Fatal Injury Frequency Rate”.

There were no strikes or material work stoppages at Agnew/Lawlers in fiscal 2016 and none to date since December 31, 2016.

Processing

All processing at Agnew/Lawlers is undertaken through a single processing facility. The following table sets forth year commissioned, processing techniques and processing capacity per month, as well as average tonnes milled per month and the metallurgical recovery factor during fiscal 2016 for the plant. The Lawlers Mill was placed on a care and maintenance basis after existing stockpiles were treated shortly after the acquisition was completed.

Processing Techniques

Plant	Year commissioned	Comminution phase	Treatment phase	Capacity(1)	Average milled for fiscal 2016	Approximate recovery factor for fiscal 2016(2)
				(tonnes/month)
Agnew Mill	1986	Two-stage ball milling	CIP treatment	100,000	98,000	94%

Notes:

(1)	Nameplate capacity as stated by the manufacturer. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.
(2)	Percentages are rounded to the nearest whole per cent.

Capital Expenditure

Gold Fields spent A$94.0 million or U.S.$70.0 million on capital expenditures at Agnew/Lawlers in fiscal 2016, primarily on capital development at Waroonga and New Holland and on exploration. Gold Fields has budgeted approximately A$86.8 million, or U.S.$63.7 million, for capital expenditures at Agnew/Lawlers for fiscal 2017, primarily for exploration, ventilation at Waroonga north, the cyanide detoxification plant and the new in-pit tailings facility.

Granny Smith

Introduction

Granny Smith is located 27 kilometers southwest of the town of Laverton in the Northern Goldfields of Western Australia and is accessible via the Mt. Weld Road. Laverton has sealed road to Perth, 950 kilometers to the southwest, and Kalgoorlie, 400 kilometers to the south.

Granny Smith holds exploration licenses, prospecting licenses and mining leases covering a total area of approximately 72,236 hectares.

The operation runs on a fly-in fly-out basis with variable rosters. A well-maintained unsealed airstrip located approximately eight kilometers northeast of the camp provides air access from Perth for the majority of employees. Flights are made four days per week and the average flight time is approximately 1.5 hours.

History

The Granny Smith deposits were discovered in 1987. In 1989, mining at Granny Smith commenced in the Granny Smith pit and continued in subsequent years, with the development of a series of open pits. In 1998 the Wallaby deposit was discovered 11 kilometers southwest of Granny Smith. In November 2001, the first Wallaby ore was delivered to the mill.

The Wallaby Open Pit was mined from October 2001 until December 2006. Underground mining at Wallaby commenced in December 2005 and is ongoing. As noted above, Gold Fields acquired the mine in October 2013.

Geology

Granny Smith is located in the Eastern Yilgarn Craton. At a regional scale, the map patterns of Laverton are dominated by the Mt. Margaret Dome in the northwest and the Kirgella Dome in the southeast. These domes are flanked to the east and west by north-northwest-striking shear zones, and the central zone between the two domes is dominated by north to north-northeast-striking sigmoidal shear zones. These distinctly different strikes to the shear zones developed early in the tectonic evolution and resulted in a favorable architecture for late-stage orogenic gold mineralization.

Mining

The Wallaby underground operation has been in operation since December 2005. Access to the Wallaby underground mine is via a portal established within the completed Wallaby open pit. The mine operation is trackless, with truck haulage from underground via the ramp to the surface. The Wallaby underground mine is currently designed to exploit six stacked mineralized lodes to a depth of 1.1 kilometers.

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

In fiscal 2016, Granny Smith continued its extensive program of mine development. The mine development program advanced 6.1km of horizontal capital development to provide access to lower ore horizons at the Wallaby mine. Extensive vertical development was also undertaken to enhance ventilation to access these lower levels.

The exploration activity was on a range of activities from early stage target identification through to the definition of extensions to the Wallaby deposit. Granny Smith was again successful in extending reserves, replacing the full 323,000 oz of gold mined and adding a further 375,000 mineable ounces to it reserve.

Detailed below are the operating and production results at Granny Smith for fiscal 2016, 2015 and 2014.

	Fiscal 2016	Fiscal 2015	Fiscal 2014
Production
Tonnes (‘000)	1,446	1,451	1,472
Recovered grade (g/t)	6.1	6.5	6.7
Gold produced (‘000 oz)	284	301	315
Results of operations
Revenues (U.S.$ million)	355.8	348.4	399.8
Operating costs (excluding amortization and depreciation) (U.S.$ million)(1)	133.8	141.3	182.6
All-in sustaining cost net of by-product revenues per ounce of gold sold (U.S.$)(1)	834	764	809
All-in costs net of by-product revenues per ounce of gold sold (U.S.$)(1)	834	764	809

Note:

(1)	For a reconciliation of Gold Fields’ operating costs excluding amortization and depreciation to its AISC and AIC net of by-product revenues per ounce of gold sold for fiscal 2016, 2015 and 2014, see “Operating and Financial Review and Prospects—All-in Sustaining and All-in Cost”. AIC and AISC are calculated per ounce of gold sold, excluding gold equivalent ounces. See “Operating and Financial Review and Prospects—All-in Sustaining and All-in Cost”.

In fiscal 2016, gold production decreased by 6% to 0.28 million ounces from 0.30 million ounces in fiscal 2015, primarily due to lower grades and an increase in stockpiled ore because of the timing of the December milling campaign. Net operating costs decreased by 5% to U.S.$133.8 million from U.S.$141.3 million in fiscal 2015, primarily due to higher mining cost as a result of higher mining volumes offset by a gold-in-process credit to cost associated with the timing of milling campaigns. Total AIC in Australian dollar terms increased by 10% due to a drop in gold output and higher capital expenditures, partially offset by lower net operating costs. In U.S. dollar terms, total AIC increased to U.S.$834 per ounce in fiscal 2016 compared with U.S.$764 per ounce in fiscal 2015 as a result of lower gold sold and higher capital expenditure partially offset by lower operating costs.

Assuming that Gold Fields does not increase or decrease reserves estimates at Granny Smith and that there are no changes to the current mine plan, Granny Smith’s December 31, 2016 proven and probable reserves of 1.7 million ounces will be sufficient to maintain production through fiscal 2025. However, as discussed earlier in “Risk Factors” and “—Description of Mining Business—Mine Planning and Management”, there are numerous factors which can affect reserve estimates and the mine plan, which could thus materially change the life of mine.

Granny Smith is engaged in underground mining and is thus subject to all of the underground and surface mining risks discussed in “Risk Factors”. The primary safety risk at Granny Smith is falls of ground at the underground operations, which is addressed through the use of ground support, backfilling of open voids and sequencing of mine operations to improve overall stability of the ground. For more information about workplace injuries at Granny Smith, see “Directors, Senior Management and Employees—Employees—Safety and Wellness—Safety Management” and “Directors, Senior Management and Employees—Employees—Safety and Wellness—TRIFR, Fatalities and Fatal Injury Frequency Rate”.

There were no strikes and/or material work stoppages at Granny Smith in fiscal 2016 and none to date since December 31, 2016.

Processing

The Granny Smith processing plant consists of a crushing circuit, SAG and ball milling, leach and CIP circuits and a gravity tailings retreatment circuit to concentrate and fine-grind sulphide minerals, primarily pyrite, for gold recovery. As the processing plant was designed to treat much larger tonnages of open pit ore than the tonnages that the Wallaby underground mine can supply, the plant is run on a campaign basis.

The table below provides details of the Granny Smith plant, including year commissioned, processing techniques and processing capacity per month, as well as average tonnes milled per month and metallurgical recovery factors during fiscal 2016.

Processing Techniques

Plant	Year commissioned	Comminution phase	Treatment phase	Capacity(1)(2)	Average milled for fiscal 2016	Approximate recovery factor for fiscal 2016(3)
				(tonnes/month)
Granny Smith Processing Facility	1990	Crushing and SAG and Ball milling	Leaching/CIP, gravity circuit and refinery	283,000	120,000	93%

Notes:

(1)	Nameplate capacity as stated by the manufacturer. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.

(2)	The plant has gone through a number of upgrades and re-configurations over the years and has treated ore from different sources. The throughput capacity is in excess of three million tonnes per annum, however it is currently operated on a campaign basis of up to approximately 1.5 million tonnes per annum, and is only used to treat the ore from the Wallaby underground mine.
(3)	Percentages are rounded to the nearest whole percent.

Capital Expenditure

Gold Fields spent A$121.0 million, or U.S.$90.0 million, on capital expenditures at Granny Smith in fiscal 2016, primarily on capital development, exploration and the establishment of new ventilation raises. Gold Fields has budgeted approximately A$114.7 million, or U.S.$84.1 million, for capital expenditures at Granny Smith in fiscal 2017. These funds are principally earmarked for development, exploration and procurement of mining equipment.

Darlot

Introduction

Darlot is located in the Eastern Yilgarn Craton, approximately 55 kilometers southeast of Leinster and some 700 kilometers northeast of Perth in Western Australia. It holds exploration licenses, prospecting licenses and mining leases covering a total area of approximately 13,981 hectares. Darlot is currently an underground operation. The Darlot operation obtains electricity pursuant to a contract with an electricity generating contractor that expires in March 2020 and has access to water, rail, air and road infrastructure. Consumables and supplies are trucked in locally from both Perth and Kalgoorlie.

History

Gold was first discovered in the Lake Darlot region in an alluvial field in late 1894, which triggered a gold rush that lasted until 1913.

Modern exploration commenced in the late 1970s and focused on a re-evaluation of historical mining camps, and extensions and repetitions of known mineralized veins.

During August 1996, while diamond drilling a step-out program, a drill hole intersected a 33 meter section at a grade of 8.0g/t Au. This discovery drill hole for the Centenary orebody was approximately 1.2 kilometers east of the Darlot open pit. Underground development to the Centenary orebody from Darlot was initiated during December 1996 and by December 1998 stoping activities commenced. The Centenary orebody thereafter became the primary production source. Gold Fields acquired the mine in October 2013.

Geology

Darlot is located in the eastern portion of the Yilgarn Craton in Western Australia. The Yilgarn Craton is Archean-aged and comprises north-northwesterly trending greenstone belts and granitic intrusions. The Darlot Centenary deposit is located within the Mount Margaret mineral field which lies to the southern end of the Yandal Greenstone Belt.

The Centenary orebody is located approximately 1.2 kilometers east of the Darlot open pit and has been defined from approximately 150 to 700 meters below surface. Gold mineralization occurs within sub-horizontal to 20 degrees westerly dipping stacked quartz veins bounded to the west by the Oval Fault and to the east by the Lords Fault.

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

Sustained mining and extensions to the underground Lords South Lower, or LSL, area were achieved in fiscal 2016. During fiscal 2016, Darlot also started a decline to the Oval ore body which will become the primary ore source in fiscal 2017. This capital was funded from cash generated during the year.

In fiscal 2016, the continued focus remained on supporting self-funded integrated exploration programs to replace production depletion and to extend the LoM for Darlot. During the year, surface and underground exploration processes and methodologies were reviewed and a number of new exploration strategies and applications were initiated. In late fiscal 2016, work commenced on the development and construction of an integrated three dimensional structural model for the mine and regional tenement area. The survey within a one kilometer radius of the existing mine will generate a three dimensional seismic cube to map out all potential structures and develop potential targets that could be accessed from the existing infrastructure. The survey is expected to be fully complete and interpreted by the end of March 2017.

Detailed below are the operating and production results at Darlot for fiscal 2016, 2015 and 2014.

	Fiscal 2016	Fiscal 2015	Fiscal 2014
Production
Tonnes (‘000)	454	457	525
Recovered grade (g/t)	4.6	5.3	5.0
Gold produced (‘000 oz)	66	78	84
Results of operations
Revenues (U.S.$ million)	83.1	91.3	106.2
Operating costs (including gold inventory change but excluding amortization and depreciation) (U.S.$ million)(1)	57.7	59.2	83.6
All-in sustaining cost net of by-product revenues per ounce of gold sold (U.S.$)(1)	1,238	1,057	1,222
All-in costs net of by-product revenues per ounce of gold sold (U.S.$)(1)	1,238	1,057	1,222

Note:

(1)	For a reconciliation of Gold Fields’ operating costs excluding amortization and depreciation to its AISC and AIC net of by-product revenues per ounce of gold sold for fiscal 2016, 2015 and 2014, see “Operating and Financial Review and Prospects—All-in Sustaining and All-in Cost”. AIC and AISC are calculated per ounce of gold sold, excluding gold equivalent ounces. See “Operating and Financial Review and Prospects—All-in Sustaining and All-in Cost”.

In fiscal 2016, gold production decreased by 15% to 0.07 million ounces from 0.08 million ounces in fiscal 2015, due to lower grades mined. Net operating costs decreased by 3% in 2016 to U.S.$57.7 million from U.S.$59.2 million in fiscal 2015 due to cost reductions in mining activities. Total AIC in Australian dollar terms increased by 18% due to lower gold output and higher capital expenditures, partially offset by lower operating costs. In U.S. dollar terms, total AIC increased to U.S.$1,238 per ounce in fiscal 2016 compared with U.S.$1,057 per ounce in fiscal 2015, due to lower gold sold and higher capital expenditures partially offset by lower operating costs.

Assuming that Gold Fields does not increase or decrease reserves estimates at Darlot and that there are no changes to the current mine plan, Darlot’s December 31, 2016 proven and probable reserves of 0.06 million ounces will be sufficient to continue decreasing levels of production through early to mid-fiscal 2018. Without additional conversion or discovery, the production levels are however expected to decline over time. As discussed earlier in “Risk Factors” and “—Description of Mining Business—Mine Planning and Management”, there are numerous factors which can affect reserve estimates and the mine plan.

Darlot is engaged in underground mining and is thus subject to all of the underground mining risks discussed in “Risk Factors”. The primary safety risk at Darlot is falls of ground at the underground operations, which is addressed through the use of ground support and sequencing of mine operations to improve overall stability of the ground. For more information about workplace injuries at Darlot, see “Directors, Senior Management and Employees—Employees—Safety and Wellness—Safety Management” and “Directors, Senior Management and Employees—Employees—Safety and Wellness—TRIFR, Fatalities and Fatal Injury Frequency Rate”.

There were no strikes or material work stoppages at Darlot in fiscal 2016 and none to date since December 31, 2016.

Processing

Darlot has a mill that treats primary ore. The table below sets forth year commissioned, processing techniques and processing capacity per month, as well as average tonnes milled per month and metallurgical recovery factors during fiscal 2016, for the plant at Darlot.

Processing Techniques

Plant	Year commissioned	Comminution phase	Treatment phase	Capacity(1)	Average milled for fiscal 2016	Approximate recovery factor for fiscal 2016(2)
				(tonnes/month)
Darlot Mill	1988	Three stage crushing and two stage ball mills	CIL	64,000	38,000	95%

Notes:

(1)	Nameplate capacity as stated by the manufacturer. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.
(2)	Percentages are rounded to the nearest whole percent.

Capital Expenditure

Gold Fields spent A$28.7 million, or U.S.$21.4 million, on capital expenditures at Darlot in fiscal 2016, primarily on exploration and capital development. Gold Fields has budgeted approximately A$11.8 million, or U.S.$8.4 million, for capital expenditures at Darlot in fiscal 2017. These funds are principally earmarked for capital development and exploration.

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

History

In December 2003, Gold Fields, through a subsidiary, signed a definitive agreement to purchase an 80.7% economic and 92% voting interest in the Cerro Corona mine from a Peruvian family-owned company, Sociedad Minera Corona S.A. The agreement called for a reorganization whereby the assets of Cerro Corona were transferred to La Cima, in July 2004. Following the approval of an environmental impact assessment, or EIA, on December 2, 2005, Gold Fields completed the purchase of the 92% voting interest (80.7% economic interest) in La Cima in January 2006, for a total consideration of U.S.$40.5 million. La Cima subsequently obtained all requisite additional permits to construct the mine. Construction commenced in May 2006.

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

A pre-feasibility study has been completed to determine if the prevailing tailings storage facility constraint on Cerro Corona’s mineral reserves could be lifted and allow for the placement of additional tailings material over the life of mine. The study builds on previous work by incorporating the latest design updates for the tailings storage facility, including optimization of the mine in the potential expanded case, as well as the assessment of additional new opportunities. In fiscal 2016, additional studies were completed (including a study for the possibility to increase the level of the tailings dam), and final assessment of the available opportunities and the preferred case is planned for fiscal 2017.

The option to process both oxide stockpiles and sulphide ore through the current sulphide plant in conjunction with each other is under review. During fiscal 2016, a number of studies with respect to treating the oxide stockpiles were conducted, including the completion of the flotation test work and leaching in tanks.

In fiscal 2014, Gold Fields extended its electricity supply agreement with private utility Kallpa Generacion S.A. to supply power to the mine until 2027.

Detailed below are the operating and production results at Cerro Corona in fiscal 2016, 2015 and 2014.

	Fiscal 2016	Fiscal 2015	Fiscal 2014
Production
Tonnes (‘000)	6,977	6,710	6,797
Gold Head grade (g/t)	1.03	1.07	1.06
Copper Head grade (%)	0.53	0.52	0.58
Combined yield (g/t)	1.2	1.4	1.5
Gold produced (‘000 oz)	150	159	151
Copper produced (‘000 tonnes)	31	29	32	(1)
Gold equivalent ounces (‘000 eq oz)	270	296	327
Results of operations
Revenues (U.S.$ million)	322.3	292.2	375.5
Operating costs (including gold inventory change but excluding amortization and depreciation) (U.S.$ million)(2)	139.9	144.8	159.7
All-in sustaining cost net of by-product revenue per ounce of gold sold (U.S.$)(2)	499	718	316
All-in costs net of by-product revenue per ounce of gold sold (U.S.$)(2)	499	718	316
All-in sustaining cost gross of by-product revenue per equivalent ounce of gold sold (U.S.$)(2)	762	777	702
All-in costs gross of by-product revenue per equivalent ounce of gold sold (U.S.$)(2)	762	777	702

Notes:

(1)	Equates to 136,700 ounces on a gold equivalent basis at a price of U.S.$1,163 per ounce of gold and U.S.$5,533 per tonnes of copper.
(2)	For a reconciliation of Gold Fields’ operating costs excluding amortization and depreciation to its AISC and AIC net of by-product revenues per ounce of gold sold for fiscal 2016, 2015 and 2014, see “Operating and Financial Review and Prospects—All-in Sustaining and All-in Cost”.

In fiscal 2016, total managed gold equivalent production decreased by 9% to 0.27 million equivalent ounces from 0.30 million equivalent ounces in fiscal 2015, mainly as a result of the lower gold-copper price ratio, lower gold head grades treated and reduced gold recoveries. Net operating costs decreased by 3% to U.S.$140.0 million from U.S.$145.0 million in fiscal 2015, mainly due to a U.S.$3.8 million buildup of concentrate inventory in fiscal 2016 compared to a U.S.$1.0 million drawdown in fiscal 2015. AISC and AIC amounted to U.S.$499 per ounce in fiscal 2016 compared with U.S.$718 per ounce in fiscal 2015 due to higher by-product credits and lower capital expenditure, partially offset by the drop in gold sold. AISC and AIC, on a gold equivalent basis, totaled

U.S.$762 per ounce in fiscal 2016 compared with U.S.$777 per ounce in fiscal 2015 due to higher by-product credits and lower capital expenditure, partially offset by the drop in gold sold.

Assuming that Gold Fields does not increase or decrease reserve estimates at Cerro Corona and that there are no changes to the current mine plan, Cerro Corona’s December 31, 2016 proven and probable reserves of 1.30 million ounces of gold and 456 million pounds of copper (of which, 1.30 million ounces of gold and 454 million pounds of copper are attributable to Gold Fields, with the remainder attributable to non-controlling shareholders at La Cima) will be sufficient to maintain production through fiscal 2023 (seven years). However, as discussed earlier in “Risk Factors” and “—Description of Mining Business—Mine Planning and Management”, there are numerous factors that can affect reserve estimates and the mine plan, which could thus materially change the life of mine.

The Cerro Corona mine involves open pit mining, and is thus subject to all of the risks associated with open pit mining discussed in “Risk Factors”. For more information about workplace injuries at Cerro Corona, see “Directors, Senior Management and Employees—Employees—Safety and Wellness—Safety Management” and “Directors, Senior Management and Employees—Employees—Safety and Wellness—TRIFR, Fatalities and Fatal Injury Frequency Rate”.

Cerro Corona experienced no work stoppages in fiscal 2016 and has experienced none to date since December 31, 2016.

Processing

The following table sets forth year commissioned, processing techniques and processing capacity per month, for the processing plant at Cerro Corona:

Processing Techniques

Plant	Year commissioned	Comminution phase	Treatment phase	Capacity(1)	Average milled for fiscal 2016	Approximate recovery factor for fiscal 2016(2)
				(tonnes/month)
Main Plant	2008	SAG/ball milling	Conventional sulphide floatation circuit	560,000	581,000	Gold 64.5% Copper 86.57

Notes:

(1)	Nameplate capacity as designed. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.
(2)	Percentages are rounded to the nearest whole percent.

Capital Expenditure

Gold Fields spent U.S.$42.8 million on capital expenditures at Cerro Corona in fiscal 2016, primarily on tailing dam storage and waste storage construction. Gold Fields has budgeted approximately U.S.$52.9 million for capital expenditures at Cerro Corona for fiscal 2017, primarily on the tailings storage facility and the water treatment plant for tailings water.

Projects

Arctic Platinum Project

APP is located approximately 60 kilometers south of the city of Rovaniemi in northern Finland. APP is assessing a number of potential surface mineable platinum group elements plus copper and nickel deposits located within the Portimo and Narkaus mafic layered intrusions. The principal prospects under consideration occur within the Suhanko Project area, comprising of the Konttijarvi, Ahmavaara, and Suhanko North deposits. APP has been earmarked for disposal due to the focus of the Group’s strategy on gold deposits, following the dissolution of the Group’s GIP division in fiscal 2013. Pending the sale, Gold Fields has reduced the APP’s utilization of cash resources. Management of the APP has been transferred from the West Africa region to the corporate development department at Gold Fields’ corporate office, pending sale.

Gruyere, Western Australia

In December 2016, Gold Fields entered into a 50:50 unincorporated joint venture with Australian miner Gold Road for the development and operation of the Gruyere Gold Project in Western Australia, one of the country’s largest undeveloped gold projects. It comprises the Gruyere gold deposit and 144 km2 of exploration tenure.

Gruyere is a large shear hosted porphyry gold deposit, with reserves of 3.5Moz. It is located in Australia’s newest goldfield, the Yamarna Belt, 200 kilometers east of Laverton in Western Australia, where our Granny Smith mine is located.

Gold Fields acquired a 50% interest in the Gruyere Gold Project for a total purchase consideration of A$350 million (U.S.$259 million) and a 1.5% royalty on Gold Fields’ share of production when total mine production exceeds 2Moz. The cash consideration will be split, with A$250 million paid on completion of the transaction and A$100 million payable according to an agreed construction cash call schedule. Gold Fields is funding the deal through existing cash resources and banking facilities in Australia.

The feasibility study for the Gruyere Gold Project, which was completed in October 2016 by Gold Road, indicated that the Gruyere Gold Project’s current reserves will support average annualized production of 270,000 oz for a 13-year LoM. AISC over the LoM are expected to be A$945 per ounce (U.S.$690 per ounce) and AIC are expected to be A$1,103 per ounce (U.S.$805 per ounce), with un-escalated construction capital expenditure estimated at A$507 million (U.S.$385 million).

First production from the Gruyere Gold Project is expected at the end of fiscal 2018 or early fiscal 2019. Gold Fields took over management of the project in February 2017. The Gruyere Gold Project will comprise an open pit mining operation utilizing conventional drill, blast, load and haul activities with a process plant and associated infrastructure including an accommodation village, power station, gas pipeline and sealed airstrip. The power station and gas pipeline are contracted out as part of a build own and operated strategy and the capital cost is excluded from construction capital expenditure. The process plant will be a conventional gravity and carbon-in-leach plant.

The joint venture will continue to explore for similar-scale deposits near the Gruyere Gold Project and has budgeted A$11m (U.S.$8 million) comprising of 57,000m of drilling for this exploration program during fiscal 2017.

The required environmental and regulatory approvals have been received from the Western Australian government.

The Gruyere Gold Project’s tenements are subject to the native title rights of the local indigenous population. In May 2016, Gold Road concluded a native title agreement with the registered claim group, the Yilka and Cosmo Newberry Aboriginal Corporation, or CNAC. This agreement provides access to the area, subject to the provision of financial, contracting and employment benefits to the Yilka and CNAC. This agreement has been assigned to Gold Fields. On June 29, 2016, the Federal Court of Australia determined the registered Yilka native title claim group and the unregistered Sullivan and Edwards native title claim group were entitled to hold native title together. The final form of the determination is yet to be settled.

Far Southeast, Philippines

The Far Southeast project, or FSE, is a proposed underground mine, which is approximately 250km north of Manila. The project is held by FSE Gold Resources, or FSGRI, in which Gold Fields has a 40% interest, with an option to increase its stake to 60%, and is adjacent to an existing mining operation with established infrastructure. Lepanto Consolidated Mining Company, or LCMC, of the Philippines holds the remaining 60% interest and manages the existing LCMC mining operation. Gold Fields has partially impaired its investment in FSE to U.S.$129 million in fiscal 2015, as determined by an evaluation of LCMC’s market value on the Philippine Stock Exchange.

For Gold Fields to obtain a further 20% interest in the project, a Financial or Technical Assistance Agreement, or FTAA, is required from the Philippine government, and is dependent on obtaining the Free, Prior and Informed Consent, or FPIC, of the local Kankana-ey indigenous people. A further condition is the renewal for a further 25 years of the mineral production sharing agreement, or the Mineral Production Sharing Agreement, in which most of the FSE deposit occurs. The legal process for renewal is pending resolution. The application for a FTAA was denied by the Mines and Geo-Sciences Bureau, or MGB, in November 2015. FSGRI filed a motion for reconsideration with the MGB to reinstate the FTAA application but this motion remains pending. The application for Certification Precondition from the National Commission on Indigenous People, or NCIP, which will complete the FPIC process, also remains under consideration by the NCIP.

Amid the legal and administrative delays, the holding costs of this project have been reduced to approximately U.S.$210,000 per month, related mainly to environmental baseline monitoring, community engagement work as well as activities to support the permitting process. Further material development of the project will be dependent on the renewal of the Mineral Production Sharing Agreement and Gold Fields obtaining majority ownership of the project.

The project’s copper-gold porphyry is a deeply concealed deposit associated with a Pleistocene diorite-dacite intrusion complex intruded into Eocene basaltic country rocks. The mineralization is mostly hosted in the intrusion complex and to a lesser extent the basaltic country rocks and is characterized by disseminated sulphides and multi-phase sulphide-bearing quartz and quartz-anhydrite vein sets and stockworks. No exploration or additional conceptual mine design studies were conducted on the project during fiscal 2016.

There is no reserve reported for the project but the resource was reported inside a mining constraint, which assumed an eventual non-selective, bulk underground mining method. The lower confidence classification for the resource was applied based on drill hole spacing, estimation quality, geological continuity and geological understanding of the deposit in early 2012, supported by a view on reasonable prospects for eventual economic extraction. The resource has a lower relative confidence and cannot therefore be converted to a mineral reserve at this stage.

Salares Norte, Chile

The Salares Norte project is 100% owned by Gold Fields and is focused on a gold-silver deposit in the Atacama region of northern Chile. Mineralization is contained within a high-sulphidation epithermal system, offering high-grade oxides. The project is located within a core 1,800ha concession area. Gold Fields has an option to purchase one adjoining concession that would add a further 1,200ha.

The Group spent U.S.$39 million on pre-feasibility study work and further drilling in fiscal 2016, following on the U.S.$17 million spent in fiscal 2015. Almost 100km of drilling has been completed to date. The Group has budgeted U.S.$64 million for further drilling and studies in fiscal 2017 with a decision on whether the project should progress to feasibility status expected by the second half of fiscal 2017.

In December 2016, Gold Fields updated the project’s resources for the Brecha Principal area (at pre-feasibility status) as well as the nearby Agua Amarga deposit (scoping study status). Preliminary indications suggest Salares Norte could be an open pit mine, while metallurgical test work suggests that hybrid carbon-in-leach processing could deliver recovery rates of around 90% for gold. On completion and review of the PFS work for Agua Amarga, the project will be in a position to assess the viability of reporting a maiden reserve for Agua Amarga and the Brecha Principal.

Importantly, a land easement for 30 years and water rights for the project were both granted in December 2016.

Salares Norte is also developing the environmental and social baseline to support the project schedule as part of its EIA. The environmental work comprises biological and bio-diversity studies, including the protection of the endangered short-tailed chinchilla in the area. Biological consultants are currently in the process of gathering data on the chinchilla to determine their movement and behavior. Once the research has been completed, which is expected in the fourth quarter of fiscal 2017, Salares Norte will present the Chile’s Ministry of Environment with options on how to protect the chinchilla, including possible relocation to a protected area within the concession. The research work undertaken at Salares Norte will also be used to inform a nationwide study on the conservation and management of the species.

The social baseline at Salares Norte has been expanded. While there are no indigenous claims or presence on the concession or the dedicated access routes, Salares Norte has embarked on an extensive engagement program with impacted communities, including investments in community projects.

Insurance

Gold Fields has insurance policies to protect against catastrophic events which could have significant adverse effects on its operations and profitability, subject to the availability and cost of such insurance. Gold Fields maintains its philosophy of placing coverage with secure underwriters that offer programs to suit Gold Fields’ specific needs.

Gold Fields has global insurance policies covering general liability, accidental loss or material damage to its property, business interruption in the form of fixed operating costs or standing charges and other losses. Gold Fields does not insure all potential losses associated with its operations as some insurance premiums are prohibitively expensive, some risks are considered too remote to insure and some types of insurance cover are not available. For example, Gold Fields insurance policies do not cover loss of profits. Should an event occur for which there is no or limited insurance cover, this could affect Gold Fields’ cash flows and profitability.

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

Global Markets

Demand

The two main categories of demand for gold are fabrication (primarily jewelry) and investment (private and governmental). Gold demand over the last few years has been mainly driven by China and India, which accounted for 60% of the total global demand in 2016, 2015 and 2014. The price of gold has fallen by around 19% between 2011 and 2016. Since 2015, it has recovered somewhat and at April 3, 2017 the price of gold was U.S.$1,247 per ounce. More than any other variable, the gold price is the key dynamic informing Gold Fields’ business strategy and the volatility of the price over the past few years has been one of the key reasons for the strategic restructuring undertaken by the Company.

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

Nevertheless, the gold price continues to defy most analysts’ projections. Amid Brexit and the outcome of the US presidential election, to name just two events that contributed to political and economic uncertainty in 2016, the gold price should have been significantly higher than it is today. This has not been the case. Furthermore, equity markets, particularly in the U.S., are at record high-levels amid rising U.S. interest rates and expected tax reductions, detracting investors from gold. Gold Field expects that the performance of gold in 2017 is likely to be undermined by continued inflows into equity markets and further US interest rate hikes. Gold Fields is thus planning its business for 2017 on the assumption of a U.S.$1,100 per ounce gold price.

Our longer-term outlook, however, is more optimistic. While gold prices in the short term will be largely dictated by macro events, in the longer-term supply and demand fundamentals cannot be ignored. On the supply side, research we have undertaken indicates that primary gold supply is close to a peak and likely to decline in the years to come. This is largely due to the cut in exploration spending as well as the dearth of new mines being built. This is exacerbated by declines in grades and increasing depth and complexity of ore bodies being mined.

The gold price recovered in 2016 by 8.3% from 2015 year-on-year amid fears of an interest rate hike in the United States and increased global political uncertainty. On balance, the negative supply and demand trends have seen the average gold price received by Gold Fields decline to U.S.$1,241 per ounce in 2016 from a high of U.S.$1,656 per ounce in 2012.

While much of the gold price’s short-term movements are the result of market sentiment, the longer-term movements remain underpinned by supply and demand fundamentals. Based on these fundamentals, management believes that the gold price will improve over the next few years though it will undoubtedly experience more short-term volatility.

According to the WGC, gold demand was little changed from last year, increasing from 4,216 tonnes in 2015 to 4,309 tonnes in 2016.

Demand in India and China, while significantly down on its highs over the last five years, should remain strong given economic growth in these countries, rising urbanization and traditional affinity towards gold in those countries. Central banks continue to buy and it appears that most of the central banks who were looking to sell gold have already done so.

In the longer term, management believes that key demand fundamentals will assert themselves due to:

•

A continued build-up of gold reserves by the world’s central banks (or, at least, maintaining their current holdings) amid economic and political uncertainty and reserve diversification away from the U.S. dollar.

Net purchases by central banks and other official institutions totaled 384 tonnes in 2016, a pronounced decline from the purchases of around 600 tonnes per annum for each of the preceding three years; and

•

The continued need for a safe haven asset in times of economic and political uncertainty. Though this may not have been as prevalent a factor over the past five years as previously used to be the case, the gold price’s more recent recovery to levels of around U.S.$1,250 per ounce has been driven amid investor uncertainty in global stock markets.

These factors bode well for the future of gold and Gold Fields expects to see a strong gold price in the next five years. While some have questioned the continued safe-haven status of gold in times of political and economic uncertainty, we believe that the longer-term effects of the current geo-political turmoil will eventually work their way through to a firmer gold price. Investors will continue to diversify some of their risk into gold, both as a hedge against inflation and flat currencies.

Supply

Supply of gold consists of new production from mining, the recycling of gold scrap and releases from existing stocks of bullion. Mine production represents the most important source of supply. Management believes that long-term gold supply issues will act to support a recovery in the gold price. According to the WGC, total gold supply declined by 11% in the fourth quarter of 2016, due to an estimated 4.6% drop in global mine output, the largest quarterly reduction since 2008. Total mine production for 2016 at 3,236 tonnes was flat compared to 2015 production, its slowest annual increase since 2008.

This trend is set to continue. The Gold Fields Mineral Services Ltd. consultancy predicts a further drop in mine production in 2016, due to lower production at more mature mines, a decline in average grades at most gold operations and a lack of new mines coming on stream. Many analysts believe peak mine production was reached in 2015, coinciding with a high in gold discoveries in the mid-1990s and assuming an average 20-year development cycle. Goldman Sachs has stated that there may be only 20 years of known mineable reserves of gold left.

Price

The market for gold is relatively liquid compared to other commodity markets, with London being the world’s largest gold trading market. Gold is also actively traded via futures and forward contracts. The price of gold has historically been significantly affected by macroeconomic factors, such as inflation, exchange rates, reserves policy and by global political and economic events, rather than simple supply/demand dynamics. Gold is often purchased as a store of value in periods of price inflation and weakening currency. The price of gold has historically been less volatile than that of most other commodities. In 2015, the price of gold fell by 10% but recovered by 8.5% in 2016. The closing gold price on December 31, 2016 was U.S.$1,130 per ounce. In 2016, the spot gold price was as high as U.S.$1,365 and as low as U.S.$1,060.

Top Producers

Based on fiscal 2016 production, the first, second, third and fourth largest gold producers in the world were Barrick, Newmont, AngloGold Ashanti and Goldcorp, respectively. According to publicly available sources, at December 31, 2016, Barrick had 13 operations in eleven countries, Newmont had 15 operations in five countries, AngloGold Ashanti had 17 operations in nine countries and Goldcorp had 12 operations in six countries. In fiscal 2016, Gold Fields was the seventh largest gold producer in the world.

Performance and Outlook

During the past year Gold Fields undertook an analysis of the performance of the top gold producers in the Industry over the past four years. On the whole the industry has responded well to the reduction in the gold price since 2012 and has brought back the focus to profitability and cash flow. As a consequence, margins have improved and balance sheets have been de-risked.

However, we need to be careful to declare a complete victory as external factors, like lower exchange rates against the US dollar and lower oil prices, have helped significantly. Also there is a suspicion that sustaining capital may have been cut, the effects of which will be realized later. Much the same happened in the early 2000’s after the gold price recovered from U.S.$250/oz.

Furthermore, many companies will have some concerns about their future production profiles given the large cut-backs in both exploration and project expenditures, and will be looking to fill these potential gaps over the next year or two. Mergers and acquisitions have as a result become more competitive and are the reason why high premiums are being paid for good assets in production.

Gold companies have done as well as they can be expected to in terms of reducing their costs, and there is a greater probability of costs rising from here onwards. This could be exacerbated if there is an overall mining recovery and we revert back to annual mining cost inflation of between 8-10%, as it was a few years back. Should that happen, further rationalization in the industry, with all the concurrent job losses, would then be inevitable. It is thus imperative that we learn the lessons from the past and be cautious about expanding by taking on more debt as we did previously. Debt has a role, but capital allocation must be disciplined if debt is taken on board. The industry’s work is not yet done.

Guidance for 2017

Gold Fields’ strategic review for fiscal 2017 takes into account a largely unchanged gold price and our budgets have been built around an anticipated average price of U.S.$1,100/oz – the same we used during fiscal 2016. The investment in our business is a priority for fiscal 2017, which includes U.S.$20 million for South Deep, U.S.$120 million for Damang, U.S.$112 million for Gruyere and U.S.$64 million for Salares Norte. As a result, our AIC cost guidance for fiscal 2017 is U.S.$1,170/oz – U.S.$1,190/oz compared to U.S.$1,006/oz in fiscal 2016. The guidance for AISC is U.S.$1,010/oz – U.S.$1,030/oz compared to U.S.$980/oz in fiscal 2016.

Capital expenditure for the year is forecast to rise to U.S.$869 million (fiscal 2016: U.S.$650 million) as a result of our significant investment in Salares Norte, Gruyere, Damang and South Deep. Our production guidance for the year is 2.10 – 2.15 million attributable ounces, compared with the 2.15 million attributable ounces achieved in fiscal 2016. Notable contributions for fiscal 2017 are:

•	Further rise in production at South Deep from 290,000 oz in fiscal 2016 to 315,000 oz;

•	A decline in Damang’s production to 120,000 oz from 148,000 oz in fiscal 2016;

•	Stable production profiles at Tarkwa and our remaining three Australian mines; and

•	A rise in gold-equivalent production at Cerro Corona from 270,000 oz in fiscal 2016 to 290,000 oz in fiscal 2017 due to expectations of higher copper prices.

Environmental and Regulatory Matters

South Africa

Environmental

Gold Fields’ South African operations are subject to various laws relevant to its activities that relate to the protection of the environment. South Africa’s Constitution grants the people of South Africa the right to an environment that is not harmful to human health or wellbeing and to the protection of that environment for the benefit of present and future generations through reasonable legislative and other measures. The South African Constitution and the National Environmental Management Act, No. 107 of 1998, or NEMA, as well as various other related pieces of legislation enacted, grant legal standing to a wide range of interest groups to bring legal proceedings to enforce their environmental rights, which are enforceable against private entities as well as the South African government.

South African environmental legislation commonly requires businesses whose operations may have an impact on the environment to obtain permits, authorizations and other approvals for those operations. The applicable environmental legislation also imposes general compliance requirements and incorporates the “polluter pays” principle. On September 2, 2014, a number of amendments to the environmental laws were published. Such amendments were aimed at, among other things, resolving the problem of fragmented regulation of the mining industry, by creating what is known as the “One Environmental System”. Although the amendments were published on September 2, 2014, some of them only became effective on December 8, 2014. Prior to these amendments, there was debate as to whether an environmental authorization was required for mining operations if a mining entity had an environmental management plan/program, or EMP, approved by the DMR. This debate was settled by the amendments to the environmental laws, which have made it clear that in terms of the “One Environmental System”, as of December 8, 2014, environmental authorizations are required for prospecting/mining operations and related activities, in addition to an EMP. The DMR is now the competent authority to grant environmental authorizations under NEMA. However, the competent officials at the DEA remain the appellate authority. Directors may be held liable under provisions of the NEMA for any environmental degradation and/or the remediation thereof.

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

South African mining companies are required by law to undertake rehabilitation work as part of their ongoing operations in accordance with an approved EMP, which supports a mine closure plan. Gold Fields funds these environmental rehabilitation costs as part of its operating cash flows, and its long-term closure costs are funded by making cash contributions into an environmental trust fund with the difference between the closure provision made to date and the final closure cost estimate funded through insurance guarantees. These costs are collectively referred to as the “financial provision”. During fiscal 2016, South Deep also conducted an independent compliance audit with the EMP and the associated audit report was submitted to the DMR on April 25, 2016. Regulations Pertaining to the Financial Provision for Prospecting, Exploration, Mining or Production Operations, which were published in terms of NEMA on November 20, 2015, or the Financial Provision Regulations, were debated by the Chamber and the respective government departments during fiscal 2016 and negotiations were ongoing in early fiscal 2017. These regulations apply to holders of converted old order mining rights and require such holders to “review and align” their approved financial provision by undertaking a review of the provisioning in accordance with the Financial Provision Regulations by February 2019. A key challenge the regulations pose in their current form (to the industry as a whole) is the potential for duplicate funding in that mining companies will continue to fund on-going rehabilitation activities through operating costs but will also provide for on-going concurrent rehabilitation and environmental management costs in the financial provision fund. Further, permit holders, after November 20, 2015, will no longer use “trust funds” as vehicles for financial provision for annual rehabilitation, final rehabilitation, decommissioning and closure. Holders who made use of a trust fund as a financial provision vehicle to obtain environmental authorization would need, in the next annual review and adjustment, to amend any trust fund and update as required by the regulations to get a mining or prospecting right. Also, given the wording of the existing and draft trust deed, it might not be possible to withdraw the excess funds from the trust to be used for financial guarantees. These regulations provide for an interim period to comply which expires in February 2019.

In line with the achievement of the “One Environmental System”, the National Water Act, No. 36 of 1998, or the NWA, was also amended. Due to the past delays surrounding the processing of water use licenses, the NWA now requires the Minister of Water and Sanitation to align and integrate the process for consideration of a water use license with the timeframes and processes additional to applications for prospecting and mining rights under the MPRDA, as well as environmental authorizations of the NEMA. Another amendment to the NWA is the insertion of a provision to the effect that a person aggrieved in regard to a decision made on an application for a water use license (particularly for prospecting or mining) can appeal directly to the Minister of Water and Sanitation.

Further, under the NWA, all water in the hydrological cycle is under the custodianship of the South African government held in trust for the people of South Africa and water users have been required to re-register their water uses under the NWA. In addition, the NWA governs waste and waste water discharges that may affect a water resource. The South African government uses various policy instruments and mechanisms, such as the water use license regime and the proposed waste discharge charge system, to ensure compliance with prescribed standards and water management practices according to the user pays and polluter pays principles, and to shift some of the treatment and clean-up cost back to the polluters. Gold Fields continues to use all reasonable and practical measures to remove underground water to permit the routine safe functioning of South Deep. South Deep was issued with a water use license in November 2011 by the DWS. Certain conditions and other aspects of the approved license were identified as requiring modification and an application to address these was submitted to the DWS in February 2012. A further amended water use license application was submitted to the DWS in November 2013, primarily to reflect the results of a re-assessment of expected water use requirements and a changing water balance. No response was received from the DWS in relation to the 2013 amendment. In November 2014, an agreement was reached with the DWS to withdraw the 2013 amendment and to submit an updated amendment application in May 2015. The May 2015 amendment application reflects the proposed changes to the approved 2011 water use license conditions. In addition, the updated amendment reflects a variety of water management projects and initiatives that were implemented during fiscal 2014 and that are planned for implementation during fiscal 2015 and beyond. A presentation was provided to the DWS in March 2015 to appraise them of the proposed structure and content of the new amendment, prior to the re-submission in May 2015. Gold Fields continued to make representations to the DWS during fiscal 2016 and is currently waiting to receive an approved amended license. The existing approved license will remain in place while the application is processed by the DWS.

Under the National Environmental Management Air Quality Act, No. 39 of 2004, or Air Quality Act, the South African government has established minimum emission standards for certain activities which result in air emissions and for which atmospheric emissions licenses, or AELs, must be held. The Amended Minimum Emissions Standards related to the list of activities resulting in atmospheric emissions, or Listed Activities, were released by the Minister of Water and Environmental Affairs and came into operation on November 22, 2013. Existing plants were required to comply with the Minimum Emissions Standards by April 1, 2015. Newly granted AELs under the Air Quality Act will incorporate the Minimum Emissions Standards as conditions. Non-compliance with the Minimum Emissions Standards is an offense under the Air Quality Act. South Deep mine undertakes activities which result in atmospheric emissions, as provided for by the Air Quality Act, and holds a registration certificate authorizing such activities under previous legislation. South Deep has submitted the necessary application for a new license under the Air Quality Act in respect of some of the emitting activities undertaken at South Deep. South Deep submitted an application for an AEL in March 2013. A meeting was held in March 2014 with the West Rand District Municipality to discuss the AEL application. The outcome of this meeting required South Deep’s application to be amended to include Listed Activities. Gold Fields resubmitted an amended AEL application to the West Rand District Municipality, following which a provisional AEL for South Deep was granted pursuant to section 40(1)(a) of the Air Quality Act in respect of South Deep’s three listed activities. The provisional AEL was valid for a period of one year of operation from November 13, 2014 and an extension was granted in November 2015. The application for the final AEL was filed in November 2015. An air quality license was issued in December 2016 by the Rand West City Local Municipality, authorizing South Deep to undertake smelting activities under the National Environmental Air Quality Act. Gold Fields developed an Air Quality Plan Management Plan in 2015 in an effort to ensure it complies with the applicable requirements of the Air Quality Act, including the new minimum emissions standards.

The introduction of a carbon tax has been pending since 2011. The carbon tax design requires the calculation of liability to be based on the volume of fossil fuel input which results in Scope 1 greenhouse gas emissions, and for such liability to commence at a marginal rate of R120 per tonne of CO2e, increasing by 10% per annum. The design also anticipates tax-free exemptions ranging between 60% and 95%, with various allowances that would permit a tax liable entity to further mitigate its liability. Accordingly, the effective tax rate will vary between R6 and R48 per tonne of CO2e. Such allowances include an increased tax free threshold for trade exposed sectors, recognition of emission reduction efforts, additional allowance for participating in the national carbon budgeting system and the use of carbon offsets against a carbon tax liability. If South Deep is liable to pay carbon tax, it is expected to qualify for at least 80% of the allowances. As such, its exposure is expected to be initially calculated (in the first year of carbon tax exposure) on 20% of the mine’s Scope 1 emissions which have been estimated to be 8,640 tonnes of CO2e in fiscal 2016. Based on these emissions, the potential tax liability in 2018 is estimated at approximately U.S.$14,800.

The South African Minister of Finance reiterated in his February 2017 budget speech that the tax would be promulgated, though he did not give a starting date. He repeated an earlier undertaking that the tax will have no net impact on the electricity price before 2020.

The National Environmental Management Waste Act, No. 59 of 2008, or the Waste Act, commenced on July 1, 2009, with the exception of certain sections relating to contaminated land which came into force on May 2, 2014. Responsible waste management has become a priority for the DEA. Gold Fields is currently working with the DMR in order to ensure it is in compliance with the Waste Act. South Deep has one waste disposal facility which is currently dormant. The site consists of different waste streams, including waste that has radiation levels that are slightly above background levels, being the naturally occurring levels in geology. There is now a duty to rehabilitate this dormant site. South Deep must ensure that it has the appropriate waste management licenses and environmental authorizations for the closure and rehabilitation of all its waste sites. South Deep applied on 13 January 2015 for a waste license in respect of two facilities: a waste transfer station and a salvage yard. On June 2, 2014, amendments to the Waste Act were published, which had the effect that as of December 8, 2014, residue deposits and residue stockpiles would be brought within the Waste Act’s scope of operation. Accordingly, as of December 8, 2014, in terms of the “One Environmental System”, residue stockpiles and residue deposits are now subject to regulation under the Waste Act and waste management licenses for activities relating to their establishment and reclamation will need to be obtained, subject to the transitional provisions in the amendments which were published in July 24, 2015. Such licenses will need to be obtained from the DMR, which is the competent authority to issue such licenses for mining operations. The Regulations regarding the Planning and Management of Residue Stockpiles and Residue Deposits which were published on July 24, 2015 are also likely to have a financial impact on the management of these facilities, since they impose various classifications and associated liner requirements for new residue stockpiles and deposits. This is a fundamental shift in regulation as the Waste Act previously excluded residue deposits and residue stockpiles from its ambit. The 2013 Amendment Bill to the MPRDA also proposes the amendment of the definition of residue stockpiles to include historic mines and dumps created before the implementation of the MPRDA.

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

In 2011, the South African Constitutional Court ruled that a claim for compensation under ODMWA does not prevent the employee from seeking to recover damages from the employer as a civil action under common law. While issues, such as negligence and causation, need to be proved by the claimant on a case-by-case basis, such a ruling could expose Gold Fields to claims related to occupational hazards and diseases (including silicosis or other ailments alleged to arise due to exposure to hazardous materials and substances), which may be in the form of an individual claim, a class action or similar group claim. Although risks associated with alleged occupational exposure are likely to be greater, such actions may also arise in connection with the alleged incidence of such diseases in communities proximate to Gold Fields’ mines. A consolidated application has been brought against several South African mining companies, including Gold Fields, for certification of a class action on behalf of current or former mineworkers (and their dependents) who have allegedly contracted silicosis and/or tuberculosis while working for one or more of the mining companies listed in the application On May 13, 2016, the South Gauteng High Court ordered, amongst other things the certification of the two separate classes for silicosis and tuberculosis. Subsequently the mining companies listed in the application were granted leave to appeal against all aspects of the class certification judgment. See “—Legal Proceedings and Investigations”.

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

The BBBEE Act and the BBBEE Amendment Act

The BBBEE Act established a national policy on broad-based black economic empowerment with the objective of increasing the participation of HDSAs in the economy. The BBBEE Act provides for various measures to promote black economic empowerment, including empowering the Minister of Trade and Industry to issue the BBBEE Codes with which organs of state and public entities and parties interacting with them or obtaining rights and licenses from them would be required to comply. There has been some debate as to whether or to what extent the mining industry was subject to the BBBEE Act and the policies and codes provided for thereunder. On October 24, 2014, the BBBEE Amendment Act No. 46 of 2013 was brought into operation. The BBBEE Amendment Act inserts a new provision in the BBBEE Act, whereby the BBBEE Act would trump the provisions of any other law in South Africa which conflicts with the provisions of the BBBEE Act, provided such conflicting law was in force immediately prior to the effective date of the BBBEE Amendment Act. The BBBEE Amendment Act also stipulates that this provision would only be effective one year after the BBBEE Amendment Act is brought into effect. This provision came into effect on October 24, 2015 and on October 27, 2015, the Minister for Trade and Industry published a government gazette notice declaring an exemption in favor of the DMR from applying the requirements contained in section 10(1) of the BBBEE Act for a period of 12 months, ending October 27, 2016. The Minister of Trade and Industry has not published any further notices since this date to provide clarity on his position but the exemption and its expiry can be read as confirmation that the South African Department of Trade and Industry sees the BBBEE codes as “applicable” to the Mining Industry. In any event, it is not clear whether the DMR is likely to continue implementing the Mining Charter in its current form or whether it will apply the BBBEE Act or whether it would follow the BBBEE Codes.

This raises the question of whether the BBBEE Act and the BBBEE Codes may overrule the Mining Charter in the future. There is no clarity on this point at this stage. The revised Broad-Based Black Economic Empowerment Codes of Good Practice, or the Revised BEE Codes, became available for voluntary use on October 11, 2013 and became effective on May 1, 2015. Both the BBBEE Amendment Act and the Revised BEE Codes expressly stipulate that, where an economic sector in South Africa has a sector code, or Sector Code, in place for BEE purposes, companies in that sector must comply with the Sector Code. For purposes of the BBBEE Act, the Mining Charter is not a Sector Code. On February 17, 2016, the Minister of Trade and Industry published a gazette notice which repealed or confirmed the validity of a number of Sector Codes. The omission of the Mining Charter from the notice can be interpreted as confirmation that the Mining Charter is not contemplated as a Sector Code. This supports the interpretation that the BBBEE Act did not intend to trump the Mining Charter. While it remains to be seen how this will be interpreted, it appears that the BBBEE Act and the BBBEE Codes will not overrule the Mining Charter in the future. Although the Mining Charter is not a Sector Code, Gold Fields regularly reviews its status against the provisions and obligations of the Revised BEE Code, or Codes, to internally measure what its compliance would be if it were subject to the Codes. To date, we believe we would be compliant with the Codes; however there is no certainty as to whether the current obligations would supersede the Mining Charter or whether there would be a revision of the current Mining Charter.

The current version of the New Draft Mining Charter does not align the Mining Charter with the BBBEE Act, 2003, or BBBEE Act, and the BBBEE Codes, which apply generally to other industries in South Africa. Accordingly, if brought into effect in its current form, the New Draft Mining Charter could potentially create further uncertainty. See “Risk Factors—Gold Fields’ mineral rights are subject to legislation, which could impose significant costs and burdens and which impose certain ownership requirements, the interpretation of which are the subject of dispute”.

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

Ghana

Environmental

The laws and regulations relating to the environment in Ghana have their roots in the 1992 Constitution which charges both the state and others with a duty to take appropriate measures to protect and safeguard the natural environment. Mining companies are required, under the Minerals and Mining Act, Environmental Assessment Regulations 1999 (LI 1652) and Water Use Regulations 2001 (LI 1692), to obtain all necessary approvals from the Environmental Protection Agency, or Ghanaian EPA, a body set up under the Environmental Protection Agency Act 1994 (Act 490), and, where applicable, the Water Resources Commission and/or the Minerals Commission before undertaking mining operations. There are further requirements under the Minerals and Mining (Health, Safety and Technical) Regulations, 2012 L.I 2182 to obtain the necessary permits from the Inspectorate Division of the Minerals Commission for the operation of mines. The Minerals and Mining Act also requires that mining operations in Ghana comply with all laws for the protection of the environment. Non-compliance with the provisions of these laws could result in the imposition of fines and in some cases a term of imprisonment.

Under the relevant environmental laws and regulations, mining operations are required to undergo an EIA process and obtain approval for an environmental permit prior to commencing operations. EMPs are first submitted to the Ghanaian EPA 18 months after the initial issuance of the permit and then every three years thereafter. The plan must include details of the likely impacts of the operation on the environment and local communities, as well as a comprehensive plan and timetable for actions to lessen and remediate adverse impacts. Approval of the management plan results in the issuance of an environmental certificate.

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

In the third quarter of fiscal 2016, Gold Fields submitted an application for a revised Environmental Impact Statement for the Amoanda—Juno Growth Corridor Project located in the Damang mine with the Ghanaian EPA.

The Tarkwa and Damang mines have existing approvals to operate tailings storage facilities at Tarkwa and Damang, respectively. See “License to Operate—Environmental approvals” and “License to Operate—Waste and tailings”.

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

Abosso holds the mining lease in respect of the Damang mine which was granted in 1995 and expires in 2025, as well as the mining lease in respect of the Lima South mine that was granted in 2006 and expires in 2017. As with the Tarkwa and Teberebie mining leases, these leases are renewable under their terms and the provisions of the Minerals and Mining Law by agreement between Abosso and the government of Ghana. Gold Fields submitted an application for renewal of Lima South in the last quarter of 2016.

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

In 2010, the Minerals and Mining Act was amended to provide for a fixed royalty rate of 5% of the total revenue earned from minerals obtained, with effect from March 17, 2010. Although payment of the royalty rate became effective in March 2010, Gold Fields did not begin submitting the required payment until April 1, 2011 due to a moratorium on the tax burden for mining leases in place prior to commencement of the Mineral and Mining Act, which ended on March 31, 2011.

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

On March 17, 2016, the parliament of Ghana ratified development agreements between Gold Fields Ghana, Abosso and the government of Ghana. Parliamentary proceedings leading to the ratification were officially published on parliament’s website on March 21, 2016. The development agreements provide for, among other things, a fixed corporate tax rate of 32.5%, beginning on March 17, 2016, and exemption from certain import duties. In addition, Gold Fields is to pay royalties on a sliding scale, replacing the current fixed rate, with effect from January 1, 2017. Additionally, under the development agreements, Gold Fields agreed to forgo the previous exemptions from withholding tax under the deed of warranty between Abosso and the government of Ghana and the project development agreement between Gold Fields Ghana and the government of Ghana. Under the old Abosso deed of warranty, there was no withholding tax applicable on payments from the external account in connection with interest and other borrowing costs/fees, payments to suppliers, consultants and contractors of goods or services and dividends to external shareholders. With respect to the Tarkwa project development agreement, there was no withholding tax on dividends and capital repayments to non-resident shareholders, interest, commitment or other fee or capital redemption payment in foreign currency from non-Ghana resident lenders.

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

Exchange Controls

Under Ghana’s mining laws, the Bank of Ghana or the Minister for Finance may permit the holder of a mining lease to retain a percentage of its foreign exchange earnings for certain expenses in bank accounts in Ghana. Under a foreign exchange retention account agreement with the government of Ghana, and in line with the Development Agreement, Gold Fields Ghana & Abosso are required to repatriate 30% of its revenues derived from the Tarkwa mine to Ghana and use the repatriated revenues in Ghana or maintain them in a Ghanaian bank account.

The Bank of Ghana issued notices on February 4, 2014 and June 13, 2014 that imposed further restrictions on the operation of Foreign Exchange Accounts and Foreign Currency Accounts. However, on August 8, 2014, it reversed virtually all the restrictions that it had imposed through these notices.

Increased Electricity Costs

On December 11, 2015, the Public Utilities Regulatory Commission increased the average electricity tariffs for the GRIDCo by approximately 59.2%, increasing the tariff paid by Tarkwa only from U.S.$0.01539/kWh to U.S.$0.024252/kWh. In addition, the new Energy Sector Levies Act enacted in 2015 (Act 899) imposed a levy of 9% per kilowatt hour of electricity, on both public lighting and national electrification, applicable to all consumers (resulting in an increased charge to Tarkwa from the VRA of 1.2 c/kWh). While in his budget speech on March 2, 2017, the Minister of Finance announced that the levy of 9% on public lighting and national electrification will be reduced to 2% and 3% respectively there can be no guarantee that this reduction will be enacted. During fiscal 2016, new gas power plants, operated by an independent power producer, were commissioned at the Tarkwa and Damang mines. These power plants are expected to have the capability to supply 100% of the power required by Tarkwa and Damang by the end of fiscal 2017. These power plants have significantly reduced the mines’ dependence on grid electricity.

Australia

Environmental

Gold Fields’ gold operations in Australia are primarily subject to the environmental laws and regulations of the State of Western Australia which require, among other things, that Gold Fields obtains necessary environmental approvals, environmental licenses, works approvals and mining approvals to implement and carry out its mining operations. In addition, under the Environment Protection and Biodiversity Conservation Act 1999 (Cth), or the EPBC Act, it may be necessary to obtain separate approval from the federal government if any new project (including some expansions of existing facilities) has, will have or is likely to have, a significant impact on “matters of national environmental significance” under the EPBC Act (known as a “controlled action”).

At the state level, Gold Fields is subject to the Environmental Protection Act 1986 (WA), or EP Act, under which it is obliged to prevent and abate pollution and environmental harm. The EP Act also prescribes sanctions and penalties for a range of environmental offenses, including orders which may effectively suspend certain operations or activities.

Under Part IV of the EP Act, a proposal that is likely to have a significant effect on the environment must be referred to the Western Australian Environmental Protection Authority, or the Western Australian EPA, which undertakes the EIA of the proposal. An EIA is a systematic and orderly evaluation of a new proposal (including an expansion of an existing development) and its impact on the environment. The assessment includes considering ways in which the proposal, if implemented, could avoid or reduce any impact on the environment. After completing its assessment of a proposal, the Western Australian EPA prepares a report for the Western Australian Minister for the Environment who must decide whether or not to approve the proposal and, if approved, what conditions are appropriate to regulate the implementation of the proposal.

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

Prior to the commencement or expansion of any mining operations, Gold Fields is also required to prepare a mining proposal in accordance with published guidance material and submit the mining proposal to the DMP for approval under the Mining Act 1978 (WA), or Mining Act. Once approved by the DMP, the requirement to comply with the mining proposal becomes a condition of the mining tenement.

Gold Fields is required to prepare and submit an Annual Environmental Report to the DER and DMP under the conditions attached to its environmental approvals, licenses and mining tenements.

During the operational life of its mines, Gold Fields is required by law to prepare a Mine Closure Plan which is to make provisions for the ongoing rehabilitation of its mines and to provide for the cost of post-closure rehabilitation and monitoring once mining operations cease. Under the Mining Act, Gold Fields has previously been required to guarantee its environmental obligations by providing the Western Australian government with unconditional bank-guaranteed performance bonds. From July 1, 2014, Gold Fields has been required to pay an annual levy into a mining rehabilitation fund administered by the DMP instead of providing performance bonds. The annual levy payable by Gold Fields is 1% of an estimate of the cost per hectare to rehabilitate the disturbed land.

The funds held by the DMP in the mining rehabilitation fund are used to rehabilitate abandoned mines, and are not refundable or reimbursable to the contributing entities for their own rehabilitation liabilities.

Under the National Greenhouse and Energy Reporting scheme, Gold Fields Australia has operational control over the four Australian operations which have combined emissions exceeding 125kt CO2e each fiscal year. Accordingly, Gold Field Australia is required to report as the registered “controlling corporation” for the purposes of the scheme.

In December 2014, the Emissions Reduction Fund, or the ERF, came into effect. The ERF is a voluntary scheme that aims to provide financial incentives for emitters to reduce, abate or sequester greenhouse gas emissions. Gold Fields registered the Granny Smith Gas Power Station Project with the ERF for carbon abatement in May 2015 under the Industrial Fuel and Energy Efficiency Method. Gold Fields entered a reverse auction with the Clean Energy Regulator in April 2016 under the Emissions Reduction Fund in order to sell the project’s carbon abatement to the Australian government. This bid was successful and on May 5, 2016, Gold Fields entered into a contract with the Emissions Reduction Fund for the sale of its abatement credits.

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

The Work Health and Safety Bill 2014 (WA), or the WHS Bill (which is based on the federal Model Work Health and Safety Act), has been drafted in respect of general industry and was open for public consultation until January 2015. Further modifications were required as a result of the consultation process, and the WHS Bill is yet to be finalized. In mid-2015, the DMP released a “mock up” of a harmonized Work Health and Safety (Resources and Major Hazards) Bill 2015 (WA), or the WHS Resources Bill, to consolidate the safety provisions of existing mining, petroleum and major hazard facilities legislation into one statute that will supplement the WHS Bill. While drafting commenced on the WHS Resources Bill in 2016, all work on the legislation was suspended pending the outcome of the March 2017 state election. If introduced, the WHS Resources Bill will replace the current mines safety legislation referred to above. However, it is not clear if the legislation will proceed in its current form under a new state government.

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

Additionally, since December 28, 2015, the National Environmental Certification Service for Sustainable Investment, or SENACE, has been authorized to review and approve the EIA studies of projects that have a national or multi-regional influence, and that may generate significant environmental impacts.

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

In the case of mining concessions obtained starting in October 2008, the minimum annual production target for metallic concessions is equivalent to one Fiscal Payment Unit, or UIT, per hectare per year. The UIT is fixed on a yearly basis and is set to equal S/.4,050, or approximately U.S.$1,227, in 2017. La Cima owns mining concessions acquired before and after October 2008 and therefore is subject to both production target requirements. La Cima is currently in compliance with both requirements.

Beneficiation Concessions

Beneficiation or process concessions confer the right to extract or concentrate the valuable substances of an aggregate of minerals and/or to smelt, purify or refine metals through a set of physical, chemical and/or physicochemical processes. As with mining concessions, holders of beneficiation concessions are required to pay the Mining Good Standing Fee, which is calculated on the basis of the production capacity of the processing plant. La Cima was granted a permit for a processing plant with a capacity of 22,320 tonnes per day by the Ministry of Energy and Mines. The current installed capacity of the processing plant is 19,680 tonnes per day. In fiscal 2016, La Cima paid a S/.39,176.10, or approximately U.S.$11,872, Mining Good Standing Fee in connection with its beneficiation concessions.

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

Mining Royalty and Other Special Mining Taxes and Charges

In addition to general taxation, mining companies are subject to a special tax regime established, in its current form, in September 2011. With respect to the general taxation regime, relevant changes have been introduced with effect from January 1, 2017 to corporate and dividends income tax rates. For fiscal 2017, the corporate tax rate has been increased from 28% to 29.5%. In turn, the dividends tax rate applicable to non-resident shareholders of Peruvian companies has reduced from 6.8% to 5%.

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

Also, in September 2011, the Special Mining Tax Law and the Special Mining Charge Law were enacted. The Special Mining Tax is payable by mining companies that have not executed a Mining Tax Stability Agreement with the MEM. The Special Mining Tax is calculated by applying a sliding scale of rates (ranging from 2% to 8.4%) based on the quarterly operating profits of the mining company and is deductible for income tax purposes. This Special Mining Tax applies to La Cima as the company has not executed a Mining Tax Stability Agreement with the MEM. While the Company has not executed a Mining Tax Stability Agreement, Gold Fields concluded an Investor Stability Agreement, or ISA, with the Private Investment Promotion Agency, or PROINVERSION, which is valid for 10 years and expires in October 2017.

The Special Mining Charge is similar to the Special Mining Tax but applies to mining companies that have executed a Mining Tax Stability Agreement with the MEM and the sliding scale of rates range from 4% to 13.12% based on the quarterly operating profits of mining companies. The Special Mining Charge does not apply to La Cima.

In addition to the above, beginning with their annual income in calendar 2012, mining companies must contribute an amount equivalent to 0.5% of their annual income before taxes to fund the Complementary Retirement Fund for Mining, Metal and Iron and Steel. La Cima disputes the applicability of this provision. Accordingly, it initiated an arbitration against the Peruvian government in fiscal 2014, under the arbitration clause of its Legal Stability Agreement. The arbitration panel declared its legality and applicability to La Cima, so the Company is currently paying this contribution.

Also, since July 2012, mining companies are required to pay an annual supervisory contribution to the OSINERGMIN and OEFA which is set by Supreme Decree. The sum of both contributions may not exceed an amount equivalent to 1% of the total value of annual invoicing for concentrate sales, after deducting VAT. For 2016, contributions to the OSINERGMIN and OEFA are equivalent to 0.19% and 0.15% of annual invoicing respectively. In fiscal 2016, La Cima paid a total of approximately U.S.$950,000 in such contributions. Gold Fields La Cima has paid these contributions under protest and has filed two constitutional actions before OEFA and OSINERGMIN disputing these contributions as unconstitutional and illegal. These actions are still in progress.

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

According to Ministerial Resolution N° 120-2014-MEM/DM modifications of mining projects which entail non-significant environmental impacts are required to submit to the authority a Supporting Technical Report, or STRs, which is a simplified EIA. The period for evaluation and approval of STRs by the authority is considerably shorter than an EIA. The number of STRs is restricted to three per mining unit but only for those STRs related to the main mining components (pits, tailings storage facilities, waste rock storage facilities, concentrator plant, among others).

A law regulating mine closures requires mining companies to ensure the availability of the resources necessary for the execution of an adequate mine closure plan, including a mine closure cost estimate, in order to prevent, minimize and control the risks to and negative effects on health, personal safety and the environment that may be generated or may continue after the cessation of mining operations. Furthermore, the law obligates holders of mining concessions to furnish guarantees in favor of the MEM to ensure that they will carry out their mine closure plans in accordance with the environmental protection regulations and to ensure that the MEM has the necessary funds to execute the mine closure plan in the event of non-compliance by the holder of the mining concession. Mine concession holders may satisfy these requirements by providing to the MEM stand-by letters of credit (bank guarantees) to cover the amount of any mine closure plan. La Cima’s mine closure plan for Cerro Corona was approved in 2008 and subsequently amended in 2010, 2011, 2013, 2014 and 2017. This mine closure plan is guaranteed by a bond letter of U.S.$37.8 million, issued by Credit Bank Peru.

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

In line with this requirement, Gold Fields La Cima, or GFLC, reported that its environmental study needed to be adjusted to the amended ECA; and submitted a response plan to the MWM on March 14, 2017. The plan will be evaluated by the MEM and the approved plan must be implemented by GFLC to comply with the ECA within three years of approval. In the response plan, GFLC proposed management activities to be conducted during the remaining operational period of Cerro Corona, as no specific comments can be made relating to the post closure water treatment plans due to the uncertainties discussed below. In the specific case of GFLC, the response plan relates to the mine’s operational stage only and neither considers nor proposes actions for the closure and post-closure phases. Detailed mine closure activities, including post closure water treatment plans, have to be submitted two years before mine closure, as required by Peruvian legislation. Based on the current life of mine for GFLC, the detailed mine closure plan will be submitted in 2021.

Management has been unable to reliably estimate the post closure water liability at Cerro Corona due to the fact that there are still elements with inherent uncertainty at this point in time, primarily due to the final pit lake elevation not being defined yet, given that the geotechnical and hydrogeological models are still under development. An in-pit drilling campaign will be completed to capture additional data to develop more detailed geotechnical and hydrogeological models to better understand:

•	The annual water pumping rate to contain the pit lake to avoid potential seepages from the pit;

•	The volumes of water to be collected from the seeps and springs;

•	The quantity of lime or other additives required to prepare the water collected in the pit for further treatment;

•	The technology to be used for water treatment since piloting, modelling and other tests need to be done to select the best option and properly cost it; and

•	The nature and volumes of the removed contaminants (sludge or solids, which form the wastes resulting from the water treatment).

Besides the aforementioned uncertainties, management will also consider other alternatives for post-closure water management, including:

•	Treatment of the pit walls to prevent acid rock drainage generation and reduce the metal load in the water outflows, to avoid in-perpetuity water treatment;

•

Partial backfilling of the pit to construct a lined pond in the pit where runoff and other poor quality water can be separated from groundwater, to reduce significantly the volume of water to be treated;

•	Measures to mitigate individual springs potentially impacted by stockpiles that might be relocated; and

•	Alternative treatment methods that may require less energy/reagents at lower cost.

Once all of the aforementioned activities have been completed, management will have sufficient information to quantify a reliable estimate of the post closure water liability and the associated provision required and will include in the detailed mine closure plan to be submitted in fiscal 2021.

Other permits and Regulations

Another issue at Cerro Corona, though unrelated to the pit lake issue described above, is that on May 23, 2014, La Cima received formal authorization from the Manuel Vasquez Association to relocate the Tomas Spring and to start the permit application process regarding the relocation. On March 6, 2015, La Cima obtained authorization to relocate the water source of the Tomas Spring, which is located inside the final footprint of the tailings storage facility for Cerro Corona, to a higher elevation above the final footprint, in order to continue with the planned expansion of the facility. The construction program and mitigation measures have been implemented. The Tomas Spring was sealed and its water catchment relocated to a higher elevation called TCB-25. The remaining flow of Las Tomas Spring under the seal has been diverted outside the footprint of the TSF to La Hierba creek.

Other matters subject to regulation include, but are not limited to, transportation of ore or hazardous substances, water use and discharges, power use and generation, use and storage of explosives, housing and other facilities for workers, reclamation, labor standards and mine safety and occupational health.

Soil Quality Standards

In April 2013, the government of Peru approved soil quality standards for all industries, including extractive industries. These standards established that all companies that generate an impact on soil as a consequence of their activities must submit a report to the MEM by April 2015 with the characterization of soil quality in their areas of influence and, if applicable, a remediation plan within two years from the date of approval of such report. On April 10, 2015, La Cima submitted to the MEM the report with the results of soil sampling in Cerro Corona and nearby areas. La Cima is awaiting a response from the MEM to continue with the next steps established by the soil quality standards regulation.

Environmental Sanctioning Regime

In July 2014, Law 30230 was enacted to promote investment. Among the measures introduced by Law 30230 included the establishment of a three year moratorium on the imposition of environmental fines by OEFA, which will be in force until July 13, 2017. It is not expected that this moratorium will be extended.

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

•

Citizen Participation: The mining industry in Peru is governed by citizen participation regulations that provide for the responsible participation of individuals in the definition and application of measures, actions and decisions made by competent authorities regarding sustainable operation of mining activities in the country. Mining operators must establish citizen participation mechanisms throughout the life of their projects, from initial exploration to mine closure. The legislation contemplates different types of mechanisms for citizen participation. These include public hearings, informational workshops, opinion surveys, suggestion boxes, technical panels, roundtables, participatory monitoring and permanent office information services, among others.

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

License to Operate

Introduction

This section deals with the areas of the business that impact Gold Fields’ ability to receive or renew its regulatory licenses to operate as well as societal acceptance of its operations—Gold Fields’ “social license to operate.”

Regulatory licenses are issued by governments at all levels, including national, regional and local, and require first and foremost good corporate citizenship from Gold Fields in terms of adherence to all relevant legislation, including the payment of taxes and other levies.

In Gold Fields’ 2016 Group Performance Scorecard, the Company focuses on the following material “license to operate” issues to the business:

•	Environmental stewardship, comprising Energy and Climate Change management (under Business Optimization), Water, Tailings and Waste and Mine Closure; and

•	Societal acceptance, comprising Stakeholder engagement, Community relations and Shared Value and Human rights.

Gold Fields generates and shares significant value for the societies in which it operates. Gold Fields’ total value distribution details the economic value we create at the Group level as well as in Gold Fields’ four countries of operation. During fiscal 2016, Gold Fields’ total value distribution to our stakeholders, as measured by WGC standards, was U.S.$2.5 billion, in the form of payments to governments, capital providers, business suppliers and employees.

Environmental stewardship

Overview

Gold Fields’ approach to environmental management is determined by relevant local legislation and regulations, our sustainable development framework, as well as the ISO 14001 international environmental management system standard, the principles of the ICMM and the UN Global Compact. Additional local priorities are identified through stakeholder consultation. Each of the Group’s operations is certified to ISO 14001.

Internally, Gold Fields has implemented policy statements and four Group-level guidelines, which reflect its environmental priorities. These concern energy and carbon management, water management, tailings management and mine closure. A summary of the Group guidelines can be found on the Gold Fields’ website. These guidelines set out the systems and processes necessary to ensure the application of consistently good environmental management practices across the Group while allowing a degree of adaptation to local circumstances.

To ensure Group-wide conformity with the guidelines, each operation conducts self-assessments to ascertain the levels of conformance with the guidelines. Action plans have been put in place to address any gaps and these will be assessed during fiscal 2017.

During fiscal 2016, the Group spent U.S.$10 million on environmental management (fiscal 2015: U.S.$35 million). Total gross mine closure liabilities in fiscal 2016 were estimated at U.S.$381 million (fiscal 2015: U.S.$353 million).

Environmental incidents

Gold Fields reports environmental incidents using a Level 1 (most minor) to 5 (most severe) scale. Gold Fields has not recorded any Level 4 or 5 environmental incidents in the past six years, thereby achieving its target of zero Level 4 and 5 incidents. During fiscal 2016, Gold Fields did, however, experience 131 Level 2 environmental incidents (fiscal 2015: 67) and three Level 3 environmental incidents (fiscal 2015: five). The details of the Level 3 incidents, which all occurred at Gold Fields’ Ghanaian operations in in the first quarter of fiscal 2016 and required notification to the Ghanaian EPA, were as follows:

•

Tarkwa, January 13, 2016: A truck reversed into another service truck, damaging the fuel pumping unit, causing around 10,500 liters of fuel to be spilled. About 8,000 liters were collected for filtration and reuse;

•	Tarkwa, March 12, 2016: During working operations a rock hit an excavator’s hydraulic hose, which burst and spilled about 2,900 liters of oil, the bulk of which was cleaned up; and

•

Damang, March 27, 2016: After heavy rainfall about 20,000 liters of tailings slurry and supernatant water spilled into a nearby event pond, causing fish in the pond to die. Most of the overflow slurry was returned to the tailings dam. To prevent a recurrence, a return pump was installed to empty the perimeter drain at all times. Additionally, the base wall for the dam perimeter was raised to increase the dam’s capacity.

Environmental approvals

Environmental approvals from the relevant regulator are a prerequisite for construction, operations and mine closure as well as new projects or expansions of existing operations. Large projects require EIAs as part of the decision-making process and to identify, mitigate and manage environmental impacts. Gold Fields’ mines have for the most part developed sound working relationships with environmental authorities, which ensure that new projects and mine developments adhere to leading environmental standards.

During fiscal 2016, extensive engagement with environmental regulators ensured that we received approval for a number of key projects at our operations, including:

•

In December 2016, St. Ives received approval from the Western Australian EPA to mine five new areas on Lake Lefroy, the salt lake on the mine’s tenement. Projects approved include the future underground operation at Invincible and the Neptune Invincible South, Incredible and Pistol Club open pits;

•

St. Ives has also submitted extended expansion plans for the mine entitled “Beyond 2018” which would impact a further 7,000ha on the tenement. The EPA has ruled that a full public environmental review process is required for these plans. This process includes environmental impact assessments and heritage surveys;

•	The Western Australian EPA also approved the Gruyere Gold Project, which is a joint venture between Gold Fields and Gold Road;

•

A mine closure plan has been submitted for the St. Ives mine and Cerro Corona is preparing to submit its eighth update of the mine’s EIA, which includes seeking permission for pit extensions as well as drilling downstream of the current tailings dam;

•	The Chilean General Water Directorate granted water rights for our Salares Norte project in December 2016, after an engagement process of almost two years;

•	The Salares Norte land (easement) application for almost 1,900ha was granted for a duration of 30 years following a process lasting more than two years;

•	South Deep finalized and submitted the consolidation of its approved EMP reports to the DMR for approval;

•

The Ghanaian EPA has issued the environmental certificate for the Tarkwa mine, valid from November 2015 to November 2018. The certificate excludes the construction and operation of the Tailings Storage Facility 5, which is still at permitting stage;

•	Tarkwa is awaiting approval from the Ghanaian EPA for the decommissioning and reclamation of its heap leach facilities; and

•	At Damang, the Ghana Minerals Commission approved the raising of the ETSF.

Group Environmental Performance

The table below depicts the Group environmental performance for the periods indicated.

	Fiscal 2016	Fiscal 2015	Fiscal 2014	Fiscal 2013
Environmental incidents (Level 3)(1)	3	5	4	3
Water withdrawal (Ml)(2)	30,321	35,247	30,207	30,302
Water recycled/used (Ml)	44,274	43,120	42,409	33,453
Water discharge (Ml)	15,102	18,492	11,620	2,526
Gross closure costs (provisions) (U.S.$ millions)	381	353	391	355
CO2 emissions (scope 1 and 2) (‘000 tonnes)(3)(4)	1,964	1,323	1,258	1,235
CO2 emissions (scope 3) (‘000 tonnes)(3)(4)	450	431	436	496
Electricity (MWh)(2)	1,400,422	1,322,353	1,338,074	1,382,105
Diesel (TJ)(2)	6,609	6,930	6,066	5,509
Carbon emission intensity (tonnes CO2-e/oz)	0.69	0.59	0.55	0.61
NOx, SOx and other emissions (tonnes)	21,450	21,073	20,084	17,942
Cyanide consumption (tonnes)	7,061	7,820	10,660	13,660
Mining waste (‘000 tonnes)	187,036	167,357	138,522	190,007
Materials (‘000 tonnes)	162	145	144	176

Notes:

(1)	Levels 1 and 2 involve minor incidents or non-conformances, with negligible or short-term limited impact. A Level 3 incident results in limited non-conformance or non-compliance that result in ongoing but limited environmental impact. Level 4 and 5 incidents include major non-conformances or non-compliances, which could result in long-term environmental harm, with company or operation-threatening implications.
(2)	The numbers disclosed only include our operations, as regional and the corporate head offices are not considered to be material.
(3)	The CO2 emissions numbers include head offices.
(4)	Scope 1 emissions are those arising directly from sources managed by the company. Scope 2 emissions are indirect emissions generated in the production of electricity used by the Company. Scope 3 emissions arise as a consequence of the activities of the Company.

Water

Water management is a critical long-term issue for the mining industry for a number of reasons:

•	Mining can require large volumes of water and may take place in locations that are already water-scarce;

•	Poor water management can have significant social and political consequences. Local communities are affected by water scarcity and insufficient water infrastructure among other issues; and

•

Water is an important conduit for the potential spread of pollution (whether as a result of an immediate incident or the gradual build-up and movement of contaminants over time) making it a critical compliance issue.

In this context, Gold Fields remains committed to responsible water stewardship, both for the benefit of host communities and for its own operations. This means delivering enhanced operational security through innovative technologies with optimal water conservation and demand management practices.

This involves:

•	Measuring and reporting on water management performance;

•	Integrating water management into mine planning;

•	Complying with regulatory requirements and, where feasible, going beyond compliance requirements; and

•	Leaving an enduring, positive legacy that extends beyond mine closure.

Each operation implements an Environmental Management System, or EMS, through which it, among others, assesses, manages, monitors and reports on water use and the quality of any discharges. During fiscal 2016, Gold Fields spent a total of U.S.$16 million on water management and projects. Water withdrawal across the Group decreased to 30,321Mℓ (fiscal 2015: 35,247Mℓ), and, amid stable Group gold production, water withdrawal per ounce produced was down from 15.77Kℓ in fiscal 2015 to 13.67kℓ in fiscal 2016. Total water recycled or reused remained steady at 44,274 Mℓ (fiscal 2015: 43,120 Mℓ).

The main reasons for the change in water withdrawal were:

•	A change in the internal definition of water withdrawal to align with the Minerals Council of Australia’s water accounting framework;

•	Significantly reduced water withdrawal at Cerra Corona, largely due to drought conditions;

•	During 2015, St. Ives had high water withdrawals from opening up three new pits. This was not repeated in 2016; and

•	Increased water withdrawal at South Deep due to the refilling of South Deep’s water storage dams and increased production demand.

Gold Fields also benchmarks its water usage by participating in the CDP water disclosure program. For fiscal 2016, Gold Fields achieved an A- in the CDP water assessment, which is an improvement from last year’s score of B. The CDP’s water score is an indicator of a company’s commitment to transparency around its water risks, and the sufficiency of its response to them.

As a member of the ICMM, Gold Fields subscribes to the ICMM’s new commitments on water stewardship, which were released in January 2017. The ICMM’s position statement is binding on all members within two years and requires them to apply strong and transparent water governance; manage water at operations effectively; and collaborate to achieve responsible and sustainable water use.

The graphs below set out the Group’s water withdrawal, water recycled/reused and water withdrawal per ounce of gold produced for the periods indicated.

Regions

During fiscal 2016, predictive and dynamic water balances were developed at all operations, except Damang, using hydrology software systems. Damang will install its system during fiscal 2017. These enable the mines to account for the water inputs to and outputs from their operations and for the flows within the system. Post-closure water management plans were also put into place or are currently being developed at the mines as part of their mine closure plans.

Americas

Water Balance

Water is a critical issue for communities in Peru and a large part of the active resistance by communities to mining is over perceived or actual water pollution by mines. Cerro Corona has proactive engagements with community organizations and local governments in terms of which it is a large supplier of potable water to the communities. During fiscal 2016, Cerro Corona invested over U.S.$3 million in developing and upgrading water systems for nearby communities.

Updates to Cerro Corona’s geochemical and hydrogeological models will be completed during fiscal 2017 and will serve as input to the mine’s post-closure water management plan.

Salares Norte

Water rights at this project were granted by the regulator in December 2016. The water rights total 114ℓ per second from a nearby reservoir with sufficient supplies. The granting of the rights is a critical step in developing the project, which is situated in the Atacama Desert in northern Chile.

Australia

Water Balance

Water balances with links to appropriate water management plans have been developed for all four mines in the portfolio. Granny Smith’s water balance is the most advanced, being both dynamic and predictive, and the lessons learnt have been applied to the other operations’ water balances.

Post-closure water management is integrated into each mine’s closure plans. St. Ives has progressed furthest, having submitted its closure plan to the regulator at the end of fiscal 2016. Agnew and Darlot are on track to submit in fiscal 2017 and Granny Smith in fiscal 2018.

Water Security

Water security poses a significant challenge for the region’s mines, all of which are based in arid areas of Western Australia. St. Ives and Granny Smith have water agreements with outside providers. St. Ives’ water agreement was renewed early in fiscal 2015. Granny Smith’s agreement with a neighboring company for the provision of potable water was revised and signed off in late fiscal 2016.

At Agnew/Lawlers, a hydrological study on the Fairyland borefield suggests that the facility can be expanded to provide more water than the current design allows. This will supplement the existing water supply at the mine.

Darlot, which Gold Fields has put up for sale, is in the process of entering into an agreement with the nearby Murrin Murrin mine. Murrin Murrin is sourcing water from the same aquifer as Darlot, but will now be provided with supplementary water from their nearby Grey Mare borefield. This supplementary water supply will allow supply from the Darlot borefield to be reduced and the aquifer to be recharged.

South Africa

Water Balance

New water balance software was implemented at South Deep with links to appropriate water management plans. Extension of the system to underground operations is being considered for fiscal 2017. During fiscal 2016, South Deep completed Phase 1 of its post-closure water management plan, which assessed risks for mines that are hydraulically connected to South Deep, including Sibanye Gold’s adjacent Ezulwini mine, which has applied to the regulator for closure permission. Phase 2 of the plan will be initiated in fiscal 2017 and will consider any potential legacy groundwater contamination.

In July 2016, South Deep became the first facility outside the United States to pilot a new automated water quality monitoring technology. Funded by the US Department of Energy and developed by a private US firm, the tool detects heavy metals in water and signals an immediate warning if levels are too high. It enables unattended operations for up to 30 days, while measuring water samples every two minutes and at low concentration levels. In early fiscal 2017, Gold Fields decided not to carry out a full trial as the technology requires refinements based on the outcomes of the pilot.

Recycling and Conservation

South Africa currently finds itself in a drought cycle that is one of the worst in 40 years, though good rains have fallen in early 2017. The implementation of water recycling and conservation practices is therefore critical at South Deep mine. Water awareness initiatives have been introduced to encourage a reduction in water consumption. In addition, no water is discharged from the mine, other than treated sewage effluent, in accordance with the requirements of the DWS.

The drought meant that the three reverse osmosis, or RO, plants that were installed at South Deep over the past two years to treat process water and reduce the intake of municipal water, could not be operated for much of the year. Currently, only one of the three RO plants is operational. Three RO plants have been installed underground to supply drinking water.

Water Security

Due to the drought conditions experienced at South Deep, as well as an increase in water use by the mine, the mine experienced water supply shortages during fiscal 2015 and fiscal 2016. South Deep submitted an application to amend its 2011 water use license in May 2015, which is still being reviewed by the DWS. In 2015, South Deep concluded a water supply agreement with Sibanye Gold to supply water from Sibanye’s Ezulwini mine, via the Leeuspruit stream. The plan to secure water to support South Deep during production ramp-up could also be negatively impacted by Sibanye’s announcement on August 31, 2016 that it will be closing the Ezulwini (Cooke 4) mine. South Deep is currently assessing the implications of the closure if such application were granted.

Furthermore, a Sibanye Gold and Gold Fields joint working group was established early in fiscal 2016 to identify and remedy potential contamination of the Leeuspruit river caused by decades of mining in the area. A large amount of data has already been collected by both Sibanye Gold and South Deep over the years and during fiscal 2017 new data relating to surface- and ground water, aquatic bio-monitoring and radiation will be collated and interpreted. This data will assist in determining the necessary remedial action, if any. The project is expected to be completed during fiscal 2017.

Acid Rock Drainage

South Deep implements a range of measures to prevent or contain ARD and there were no material cases of ARD reported in fiscal 2016. Pro-active measures include removal of the old South Shaft waste rock dump and revegetation of the mine’s environmental footprint, which was a potential source of ARD and other contamination, and ongoing water monitoring, containment of any ARD generation on the old tailings facilities and water-treatment solutions that purify surplus fissure and process water to a potable standard. Underground ARD generation is well managed during the operational phase by ongoing pumping to the surface of the underground water.

Other key water management initiatives undertaken at South Deep during fiscal 2016 include:

•	Studying plume mitigation measures at the Doornpoort TSF and the old TSFs with implementation scheduled for fiscal 2017; and

•	Maintaining vegetation of the mine’s two historic TSFs, which has reduced the generation of wind-blown dust to well below the legislated airborne dust level limits.

Waste and tailing

Operational Waste

The most significant waste materials produced by Gold Fields’ operations are tailings, waste rock, chemical waste and hydrocarbon waste. Gold mining requires large volumes of blasting agents, hydrochloric acid, lime, cyanide, cement and caustic soda (sodium hydroxide), all of which are used on an ongoing basis. All of Gold Fields’ operations, except Cerro Corona, which does not use cyanide, have International Cyanide Management Code, or ICMC, certifications, which are renewable every three years. The St. Ives mine is currently in the process of re-certification following an initial negative finding by the ICMI. The external auditors have recommended re-certification and the ICMI is currently evaluating their findings.

All of Gold Fields’ operations have tailings management plans in place, including closure and post-closure management plans. In total, these operations have 27 TSFs of which 16 are active. All TSFs, as well as associated pipeline and pumping infrastructure, are subject to a Group audit every three years (or more frequently where required by local circumstances or regulations) as well as regular inspection and formal annual reporting. Gold Fields’ last Group-wide TSF audit was conducted in fiscal 2014, the next one will take place during fiscal 2017 or early fiscal 2018, once an internal review of our facilities has been completed.

Gold Fields has set a target to maintain the general landfill waste quantity at fiscal 2015 levels, by ensuring a reduction in the waste that reaches landfill through greater use of recycling and on-site waste separation.

ICMM Tailings Review

In response to high-profile tailings failures at both Mount Polley (Canada, August 2014) and Samarco (Brazil, November 2015), the ICMM, of which Gold Fields is a member, together with 22 other leading global mining companies, announced in December 2015 its intention to implement a global review of tailings storage facility standards and critical controls across member companies. The resultant working group is chaired by Gold Fields. A position statement, comprising a commitment to implement a new ICMM governance framework was released in December 2016.

Gold Fields supports the position of the ICMM and the Group has committed to review its tailings management guidelines in early fiscal 2017 to ensure compliance with the new framework. As outlined above, internal and external Group-wide tailings audits will be conducted during fiscal 2017 to ensure Gold Fields meets the ICMM’s new framework as well as having critical controls in place to manage potential risks.

Regions

In fiscal 2016, the Group took the following steps towards managing waste in a safe and responsible manner:

Australia

At Agnew/Lawlers, Gold Fields installed monitoring bores and conducted a hydrological review of the area in the third quarter of fiscal 2016. These projects were implemented in anticipation of using the Songvang pit for tailings disposal.

Gold Fields also began preparing for the rehabilitation of the old TSF that serviced the Lawlers processing plant. The plan was approved by the regulators, and rehabilitation of the facility by a contractor will commence mid-fiscal 2017 when climatic conditions are favorable.

At Granny Smith, we continued to experience groundwater mounding around the tailings storage facility as a result of seepage. Groundwater mounding is a common issue in Western Australia and regulators usually require that the groundwater levels be kept at depths greater than 4m to safeguard surrounding vegetation. To address this concern, a management plan was adopted which included the installation of additional bores to recover water. The bores have the added advantage of providing an important source of water for the processing plant.

At the St. Ives mine, the Leviathan in-pit tailings facility started receiving tailings depositions after final regulatory approval was granted in fiscal 2015. The facility is set to save the mine around A$50 million (U.S.$38 million) in TSF construction and closure liabilities over LoM.

During the year, the FSE joint venture in the Philippines engaged independent experts to undertake a technical audit of the TD5A tailings storage facility, which is owned by Lepanto Mining, our JV partner at FSE. The audit report concluded that the facility was well managed and laid out further recommendations for enhancements, which are being implemented.

South Africa

At South Deep, an integrated waste management plan was initiated, which is designed to compile a waste inventory, develop a management strategy and propose viable recycling initiatives for various waste streams. The plan will be fully implemented during fiscal 2017. As part of this plan the waste transfer station at South Deep will be upgraded to incorporate a general waste recycling initiative that generates employment for community members.

Reprocessing of tailings from the two old TSFs at South Deep continued for use in the backfill plant, though this was slowed down amid the water shortages experienced in South Africa during fiscal 2016.

West Africa

As part of the ongoing production and long-term growth at Tarkwa and Damang new TSF capacity is required. The regional management has been working on a multi-pronged approach for a number of TSFs. Progress at the Tarkwa TSFs during fiscal 2016 was as follows:

•	TSF 2: The wall raise was completed during fiscal 2016 and the Minerals Commission has given approval for the deposition of tailings;

•

TSF 3: The National Tailings Dam Committee reviewed the wall raise design document and work commenced after approval from the Minerals Commission. The mine is awaiting review comments from the Ghanaian EPA; and

•

TSF 5: Basin preparation for this new TSF has been completed and lining has started with general work set to be completed by mid-fiscal 2017. Written approval for the work was received from the Minerals Commission and payment of permit fees was made to the Ghanaian EPA.

The Ghanaian EPA is also currently reviewing Tarkwa’s final plan for the decommissioning and reclamation of the mine’s heap leach facilities. In the meantime, the mine has planted cover grass on the facilities to reduce wash outs.

The Damang Reinvestment Plan has necessitated accelerating the construction of the FETSF as the existing ETSF is approaching full capacity. An interim 2.5m raise was started at the ETSF during fiscal 2016 and should be completed during the first quarter of fiscal 2017, providing an additional 3.6Mt tailings capacity. Stage 1 of the FETSF is planned for completion by the end of fiscal 2017 and will provide 20Mt capacity. Further future lifts of the FETSF will cater for all tailings for the new eight-year LoM at Damang.

Waste Rock

Both underground and open-pit operations produce substantial volumes of waste rock. This is kept in managed waste rock dumps, which are subject to comprehensive rehabilitation through the application of cover material, usually topsoil and vegetation, once they are no longer in use. Total waste volumes for the Group increased by 14% to 148m tonnes during fiscal 2016.

During fiscal 2016, two major projects to enhance waste management at Cerro Corona were completed: the expansion of the waste rock storage facility and the re-design and re-location of a topsoil stockpile to allow for optimized usage.

South Deep completed the removal of the old South Shaft waste rock dump in fiscal 2016.

Group-wide waste rock volumes are set to rise in fiscal 2017 as the Damang mine in Ghana commences its Damang Reinvestment Plan with major cutbacks at the Damang Pit, which involves 265m of pre-strip to a total depth of 341m to access the base of the existing pit.

Mine closure

Sustainable and integrated mine closure remains one of Gold Fields’ five key sustainability focus areas. In 2016, we continued to increase our efforts aimed at improving mine closure planning, management and financial provisioning processes. This was necessitated by changing legal requirements in South Africa and Australia, updated business plans as well as growing societal expectations.

Gold Fields’ 2013 Group Mine Closure Guideline was reviewed in fiscal 2016, with the aim of commencing the roll out of the revised guideline from fiscal 2017. This review was largely necessitated by the need to move towards more integrated mine closure planning and processes. Key changes to the guideline include:

•	Care and maintenance planning;

•	Broadening closure planning aspects to include long-term business planning and community socio-economic requirements, in addition to the environmental aspects; and

•	Aligning closure risks with Group risk processes and mitigation plans.

Our 2020 objective is to implement fully integrated mine closure management that in the long-term will reduce the Group’s closure liabilities.

Mine Closure Liabilities

The total gross mine closure liability for Gold Fields has increased by 8% from U.S.$353 million in fiscal 2015 to U.S.$381 million in fiscal 2016. This can be mostly attributed to:

•	A significant increase in the net area disturbed at the Damang mine in Ghana;

•	An increase of over a third for the waste storage and TSF areas at Cerro Corona in Peru; and

•	A change in how the TSF plume pumping costs are calculated and updated survey data compiled at South Deep mine in South Africa.

The funding methods used in each region to make provision for the mine closure cost estimates are:

•	Ghana—reclamation bonds underwritten by banks and restricted cash;

•	South Africa—contributions into environmental trust funds and guarantees;

•	Australia—existing cash resources; and

•	Peru—bank guarantees.

The percentage contribution to the total closure liability per region as well as the percentage secured through the above-listed mechanisms for fiscal 2016 are:

Region	% of Group	Fiscal 2016 Total	Fiscal 2015 Total	% Secured
	(%)	(U.S.$)		(%)
Australia	48	181,822,430	186,007,171	0	(1)
South Africa	10	37,071,145	28,959,039	100
West Africa	28	105,271,633	91,519,303	77
Americas	15	56,593,886	46,663,873	56

Totals	100	380,759,094	353,149,387	40

Note:

(1)	Due to legislative changes in Western Australia that came into effect in in July 2014, there is no longer a legal obligation to have unconditional performance bonds in place for mine closure liabilities. Companies are now required to pay a levy to the state based on the total mine closure liability. This levy is 1% of the total liability per mine, paid annually. This levy goes into a state administered fund known as the Mine Rehabilitation Fund and is similar to the U.S. Superfund where monies and interest from the fund will be used to rehabilitate legacy sites or sites that have prematurely closed or been abandoned. Company specific liabilities for active mines are therefore unfunded.

Government relations

As the issuers of mining licenses, developers of policy and enforcers of regulations, host governments are among Gold Fields’ most important stakeholders. Engagement with national governments typically takes place on a collective basis through local chambers of mines. Gold Fields also regularly engages with regional regulatory authorities and local government in its host communities.

Gold Fields fully complies with the fiscal and taxation regulations and laws of the countries in which it operates, understanding that these fiscal contributions are critical to fund governments, its employees and public sector infrastructure and projects. Gold Fields does not provide financial contributions to political parties and lobby groups unless explicitly approved by the Board.

During fiscal 2016, national elections were held in three of the countries in which we operate: Australia, Ghana and Peru. In Ghana and Peru new political parties came to power and formed the national government. We are committed to working with the new governments, as we were with the outgoing ones, in establishing sound working relationships that benefit the countries and host communities.

Ghana

In March 2016, Gold Fields Ghana entered into a Development Agreement with the government of Ghana for both the Tarkwa and Damang mines. The agreement was ratified by the country’s parliament on March 17, 2016. Prior to this, the playing field in Ghana’s mining industry had been uneven, given that some of Gold Fields’ peers had been operating under the protection of similar agreements. The negotiations for this agreement commenced in 2011.

The highlights of the agreement include:

•	A reduction in the corporate tax rate from 35.0% to 32.5%, effective March 17, 2016;

•	A change in the royalty rate from a flat 5% of revenue to a sliding scale royalty based on the gold price (as per table below), with effect from January 1, 2017;

The table below sets out the sliding scale royalty based on the gold price, which came in effect from January 1, 2017.

Royalty rate	Gold price
(U.S.$/oz)
3.0%	0 - 1,299.99
3.5%	1,300 - 1,449.99
4.0%	1,450 - 2,299.99
5.0%	2,300 - unlimited

•	The term of the agreement, effective from March 17, 2016, will be for a period of 11 years for Tarkwa and nine years for Damang, each renewable for an additional five years; and

•

Tarkwa and Damang commit to investments of U.S.$500 million each for the period of the agreement. The Development Agreement could be extended by a further five years each should additional investments of U.S.$300 million be made.

Gold Fields Ghana also made a number of other commitments in terms of the Development Agreement:

•	Funding the construction of the 29km road between Tarkwa and Damang, estimated at a cost of U.S.$17 million;

•	Tarkwa to pay the SGMC compensation for assets that have been used by the mine since the divestiture of SGMC; and

•

In a year where dividends are not declared and paid, Tarkwa and Damang will make an advance payment of 5% of profits after tax that year to the state, which will be offset against an eventual dividend payment.

As a result of the Development Agreement, Gold Fields Ghana committed to a U.S.$341 million reinvestment in Damang, an investment that extends the life of the mine by eight years and has significant socio-economic benefits for communities around Damang. The Development Agreement will also lead to significant cost and cash flow benefits for the Tarkwa mine, enabling it to invest in future expansion when required.

Ghana is a key region for Gold Fields and this Development Agreement cements our status as one of the largest contributors to the country’s fiscus. In fiscal 2016, Gold Fields paid over U.S.$86 million in direct taxes, royalties and dividends to the government of Ghana. This made Gold Fields Ghana the highest taxpayer in Ghana in fiscal 2016, as confirmed by the Ghana Revenue Authority.

Australia

In fiscal 2016, Gold Fields joined with its peers in Western Australia to form the Gold Industry Group to continue highlighting the industry’s contribution to the Western Australian economy and to job creation. This follows on the successful cooperation by miners to campaign against a review of the royalties charged on mining in fiscal 2015. Gold Fields plays a prominent role in the leadership of the industry group.

South Africa

From a regulatory perspective, Gold Fields’ operation in South Africa is guided primarily by the MPRDA. In 2013, critical amendments to the MPRDA were tabled by the government in the MPRDB, but the bill was sent back to parliament for consideration. Amid differing policy priorities by various government departments and jurisdictions, the bill has still not been ratified.

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

On March 31, 2015, the Chamber reported that the DMR believes that empowerment transactions by mining companies concluded after 2004 where the HDSA ownership level has fallen due to HDSA disposal of assets or for other reasons, should not be included in the calculation of HDSA ownership for the purposes of, among other things, the 26% HDSA ownership guideline under the Mining Charter. The position of Gold Fields is consistent with that of the Chamber, and it is that such empowerment transactions should be included in the calculation of HDSA ownership. The DMR and the Chamber agreed to approach the South African courts jointly to seek a declaratory order that will provide a ruling on the relevant legislation and the status of the Mining Charter, including clarity on the status of previous empowerment transactions concluded by mining companies. The court is yet to hear the Main Application, which has not been enrolled pending an attempt to settle the Main Application outside of court.

On April 15, 2016, the DMR published the New Draft Mining Charter. The New Draft Mining Charter was open for public comment and various submissions on the New Draft Mining Charter were made as part of the public commentary process. During the latter part of 2016, the Chamber and the DMR initiated consultation in relation to the New Draft Mining Charter, which is continuing. The Minister of Mineral Resources announced on February 6, 2017, that a revised version of the New Draft Mining Charter would be published in the government gazette in March, 2017. A revised version of the New Draft Mining Charter is yet to be published in the government gazette.

Throughout fiscal 2015 and early fiscal 2016, the Chamber engaged with government directly on the long term sustainability of the industry and a number of other issues confronting the sector. A tripartite forum, called Project Phakisa, comprising industry, government and organized labor, was established, followed by extensive engagement programs to map out future growth and empowerment of the South African mining industry. As at March 2017, no meaningful government strategies or policies had yet emanated from this engagement process.

Mining Charter Scorecard (L3)

All mining rights holders (including South Deep as the mining rights holder) are required to submit an annual compliance assessment to the DMR on progress made against meeting the annual targets in the Mining Charter.

An updated Mining Charter was set to be presented in fiscal 2016 but had not been released by March 2017. Amid the absence of new criteria and targets, Gold Fields has updated its Mining Charter performance and compliance in line with an online scorecard created by the DMR in early fiscal 2015 for the reporting of 2014 performance. The 2014 criteria and targets have remained unchanged and are applicable for fiscal 2015 and fiscal 2016. The fiscal 2016 scorecard is below.

MINING CHARTER SCORECARD

Element	Description	Measure	2014 Mining Charter Compliance Target	Progress Against Targets as at December 31, 2016
Reporting	Report on the level of compliance with the Revised Charter for the calendar year.	Documentary proof of reciept from the DMR	Annually	Target met (Annual Submission)
Ownership	Minimum target for effective HDSA ownership.	Meaningful economic participation.	26%	35%
Housing and living conditions	Conversion and upgrading hostels to attain the occupancy rate of one person per room.	Percentage reduction of occupancy rate towards 2014 target.	Occupancy rate of one person per room	0.93 person per room ratio
	Conversion and upgrading hostels into family units.	Percentage conversion of hostels into family units.	Family units established	100%
Procurement and enterprise development	Procurement spent on BEE entity	Capital goods	40%	89%
		Services	70%	81%
		Consumable goods	50%	83%
	Multi-national suppliers’ contribution to the social fund.	Annual spend on procurement from multi-national suppliers.	0.5% of procurement value	0.77%
Employment equity	Diversification of the workplace to reflect the country’s demographics to attain competitiveness.	Top management (Board)	40%	50%
		Senior management	40%	60%
		Middle management	40%	60%
		Junior management	40%	54%
		Core and critical skills	40%	71%
Human resources development	Developing requisite skills, including support for South Africa-based research and development initiatives intended to develop solutions in exploration, mining, processing, technology, mining, beneficiation as well as environmental conservation.	Human resources development expenditure as a percentage of total annual payroll (excluding mandatory skills development levy).	5%	9.65% (R 180.6 million)

Element	Description	Measure	2014 Mining Charter Compliance Target	Progress Against Targets as at December 31, 2016
Mine community development	Conduct ethnographic community consultative and collaborative processes to delineate community needs analysis.	Implement approved community projects.	Up-to-date project implementation

83% project implementation (not assured).

R55.6 million was spend on SED (including Community Trusts).
20% of the SED spend (R11.3 million), was spent on implementation of community projects, approved in the SLP.

Sustainable development and growth	Improvement of the industry’s environmental management	Implementation of approved environmental management programs (EMP’s)	100%

100%

An EMP performance assessment was undertaken in the first quarter of fiscal 2016. The assessment was conducted by ECO Partners consulting in terms of Regulation 55 of the MPRDA. The results of the assessment were submitted to the DMR in April 2016.

South Deep is also ISO 14001 certified, which assists tracking the implementation of the EMP commitments. In addition, the mine commissions annual reviews of the mine closure cost estimates, using independent experts.

	Improvement of the industry’s mine health and safety performance	Implementation of tripartite action plan on health and safety	100%	86%
	Utilization of South Africa-based research facilities for analysis of samples across the mining value	Percentage of samples in South African facilities	100%	100%

Element	Description	Measure	2014 Mining Charter Compliance Target	Progress Against Targets as at December 31, 2016
Beneficiation	Contribution towards beneficiation	Added production volume contribution to local value addition beyond the baseline	Section 26 of MPRDA (% of above baseline)

Current regulations and guidelines are not clear in relation to the baseline levels and targets. However, Gold Fields has made a capital intensive investment in our smelting facility at South Deep, which adds significant value to the gold being mined as well as creating jobs. Gold Fields also owns 2.76% of Rand Refinery, which has established the “Gold Zone”. The aim is for the Gold Zone to become a major hub for precious metals fabrication in South Africa for global export, while at the same time assisting local communities with skills development (including beneficiation).

Technology and Innovation

Gold Fields established a new T&I division during fiscal 2016, led by Richard J. Butcher (EVP: Technical), who joined the Group in February 2016. This division has technical oversight throughout the Group and has developed a new T&I strategy by determining the best ways to improve safety, increase production and reduce operating costs.

The long-term transformational goals for the company are defined by the T&I strategy. The thrust of the strategy is to modernize, integrate and optimize existing systems and processes before moving into mine automation.

The strategy envisages three distinct phases, namely:

•	Horizon 1 (1 - 2 years): Foundational phase;

•	Horizon 2 (3 - 7 years): Transformational to the Gold Fields Mine of the Future; and

•	Horizon 3 (7 years +): The Gold Fields Mine of the Future.

The ultimate goal of the strategy is to work towards the “Gold Fields Mine of the Future”, which will be premised on automation, an integrated digital data platform, remote machine operation, virtual reality and reduced mining waste.

Recent advances in digitization, automation and mechanization highlight the importance of having strategies in place to implement new technologies. In addition, partnerships with IT companies and OEMs that are leaders in the field will be integral to a successful T&I strategy.

As part of Horizon 1 Gold Fields has identified opportunities to boost efficiencies within Gold Fields’ current regional portfolios, which span the exploration, mining and processing areas of the mining value chain:

•

The key focus for the Australia region is streamlining exploration time through real time data management and the use of leading practice technologies. This work is being led by a centralized team which will focus on geochemistry, geophysics and analysis of existing geological data;

•

In Ghana, the focus will be on data analysis to achieve end-to-end business optimization. A key part of this program is to complete fleet automation studies and trials, which could eventually serve as a business case for other open pit automation throughout the Group;

•

The South Deep mine will upgrade its underground wireless connectivity and radio-communications systems, which will enable it to use technologies such as online maintenance and dispatch systems and remote operating equipment more effectively;

•

The Cerro Corona mine will be using upgraded operating software and a new dispatch system that will focus on porphyry ore blending to reduce variation of stock feed, thereby optimizing plant recoveries; and

•	One of our Australian operations will investigate the potential for a fully-automated underground trial mine.

Energy and Climate Change

Mining and processing of gold is an energy intensive process, exacerbated by changing ore geology, declining grades, longer hauling distances and increasing mine depths. The management of energy use and adapting to the adverse impacts of climate change are material for virtually every country and company across the world. As such, sustainable energy use and climate change mitigation and adaptation have been identified as one of Gold Fields’ top five sustainability priorities until fiscal 2020.

With energy spend accounting for a significant portion of Gold Fields’ operating costs (fiscal 2016: 19%, fiscal 2015: 22%, fiscal 2014: 21%), energy efficiency and cost savings initiatives are critical components of Group-wide cost saving initiatives.

Integrated Energy and Carbon Management

Through its integrated energy and carbon management strategy, Gold Fields integrates energy and carbon management into all aspects of its business to ensure energy security, improved management of energy costs, improved energy efficiencies and sustainable reduction of its carbon footprint. Full details of Gold Fields operational energy consumption and carbon emissions data is contained on our website. Some of the salient features of Gold Fields energy and carbon performance in fiscal 2016 were:

•	Group energy spend declined from U.S.$312 million (U.S.$139/oz) in fiscal 2015 to U.S.$289 million (U.S.$130/oz) in fiscal 2016;

•

Total energy consumption increased by 4% to 11,696,446GJ from 11,240,369GJ in fiscal 2015. Of total energy consumption during fiscal 2016, 57% comprised diesel (6,607,770GJ) and 43% electricity (5,041,518GJ) similar to the split in fiscal 2015;

•

Group electricity consumption was 1,400,422MWh, a 6% increase on fiscal 2015. This reflected higher gold production (up by 47%) at South Deep, increased tonnes mined throughout the Group, the addition of ventilation shafts at our Australian operations and increased dewatering due to heavy rains at the Australian and Ghanaian mines;

•

Diesel consumption reduced by 4.7% from 192,518kℓ in fiscal 2015 to 183,498kℓ due to the commissioning of the gas plant at Granny Smith, reduced usage of diesel power generators at Damang, optimized mining operations and fuel management initiatives implemented at our mines. Diesel consumption increased at the Tarkwa and St. Ives mines;

•

Diesel spending reduced by 13% to U.S.$129 million (fiscal 2015: U.S.$149 million) amid a stagnant oil price and reduced diesel usage at the operations; with a 1.2% modest decline in our electricity spend to U.S.$160 million (fiscal 2015: U.S.$162 million);

•	Commissioning of gas-powered power generation technologies at Granny Smith, Tarkwa and Damang as part of our ongoing switch to low-carbon, alternate and renewable energy sources;

•	Continued commitment to using 20% renewable energy on all new projects over the LoM of these projects. Salares Norte in Chile is currently undergoing an evaluation; and

•

Total carbon emissions increased by 12% to 1,963,758t CO2-eq from 1,753,163t CO2-eq emissions in fiscal 2015. Our scope 1 emissions rose due to higher diesel consumption, while our scope 2 increased due to country-specific emissions factors.

In fiscal 2016, low global oil prices and a stagnant gold price made some of our fuel-switching energy initiatives not economically viable. Despite the difficult economic and tough physical conditions of gold mining, Gold Fields still managed to achieve some energy savings and carbon emissions reductions in fiscal 2016. These included:

•	Energy savings of 323TJ - 3% of our fiscal 2016 energy budget;

•	Financial savings of U.S.$11 million from energy initiatives - our target was U.S.$21 million; and

•	Avoidance of carbon emissions totaling 56,005t CO2-eq as a result of the energy and carbon reduction initiatives.

Group energy budgets, energy savings and carbon reduction target estimates are determined at the beginning of each year, against the annual production plan. Thus, changes in the production will directly affect ability to reach the target estimates.

Most critically though is that our average energy spend per ounce of gold produced declined by 6.3% to U.S.$130/oz in fiscal 2016 (fiscal 2015: U.S.$139/oz, fiscal 2014: U.S.$158/oz). Energy efficiency initiatives reduced energy spend by an equivalent U.S.$5/oz. This is despite the fact that the actual energy usage per ounce of gold produced increased by 5.0% to 5.27GJ/oz in fiscal 2016. Reflecting slightly lower grades throughout our operations, the tonnage mined by Gold Fields during fiscal 2016 was up by 12%, however, mining energy intensity improved to 0.06GJ/t mined (fiscal 2015: 0.07GJ/t).

Energy optimization savings initiatives take time to make an impact - we calculate that the effect of various energy efficiency and business optimization initiatives introduced across Gold Fields over the past five years have resulted in cumulative energy savings of 1,098TJ between fiscal 2012 and fiscal 2016. This has led to U.S.$41 million in cumulative cost savings and avoidance of 165,005t CO2-eq in emissions.

In fiscal 2016, Gold Fields updated its Group Energy and Carbon Management Guideline to align with ISO 50001, the global energy management standard. The guideline entrenches a systematic approach to our energy management as a business optimization continual improvement program and shifts our focus from individual energy efficiency initiatives.

Regional Energy and Carbon Emission Performance

In fiscal 2015, Gold Fields developed and started implementation of regional five-year energy security plans, taking into account localized energy supply risks and opportunities, with a specific focus on West Africa and South African operations. From fiscal 2017 short-term operational targets for energy use, cost and carbon emissions will be set against annual energy and production plans. They will be set in absolute GJ, energy costs (U.S.$) and absolute carbon emission (tonnes CO2-eq) avoided, based on planned and feasible initiatives. Initiatives will still be recognized for three years from date of implementation. Through this process, we are able to develop Group medium-term (fiscal 2020) energy and carbon reduction targets.

Most of the regions have seen a decline in energy spending per ounce as seen in the graph below, owing to a number of external and internal drivers, such as exchange rates, varying levels of increases in regional electricity and diesel unit prices and energy efficiency initiatives. Some of the successful energy spend curtailment initiatives are outlined below.

Americas

Peru electricity market has experienced an oversupply situation due to planned large mining projects that have not yet been implemented and the regulated electricity charges continue to increase. Thus, at Cerro Corona we renegotiated electricity tariffs with an independent power provider for a power purchase agreement extending to fiscal 2027. Efficiency initiatives saved the mine 29,430GJ, equivalent to U.S.$0.55 million in fiscal 2016 (fiscal 2015: U.S.$3 million) and avoided 2,363t CO2-eq in carbon emissions.

A trial application of a diesel additive product over a 25-day period saw fuel savings of 4.8% from selected haulage trucks. Moreover, observed carbon monoxide and nitrogen monoxide emission reductions were as low as 22% and 23%, respectively. Based on this trial’s success, we expect to save U.S.$280,000 per year in fuel when applied over Cerro Corona’s hauling fleet. The roll out for this initiative is planned for fiscal 2017.

A pre-feasibility study under way at Chile’s Salares Norte mine includes the development of a plan exploring renewable energy supply options, over the LoM.

Australia

Due to their remote locations, Gold Fields’ Australian operations have limited, but stable, power supply. As such, the focus for fiscal 2016 has been to implement a fuel switch strategy, while reassessing energy security and monitoring energy efficiency initiatives.

In fiscal 2016 we commissioned a 24MW gas-powered plant at the Granny Smith mine, our portion of the total costs was A$4.5 million (U.S.$3.3 million). Savings of around A$5.4 million (U.S.$3.9 million) a year at current oil prices are expected. All operations in Australia are now powered by gas instead of diesel.

After registering the Granny Smith gas plant with the ERF, we have been able to successfully auction carbon emission credits to the Australian government as the plant switches from a heavy carbon (diesel) to a low carbon (gas) power source. The ERF is expected to abate 85,000t CO2-eq emissions potentially over seven years.

Following annual energy security risk assessments, we have developed a load management action plan for Agnew/Lawlers mine, which faces heavy penalties should its contracted maximum demand of electricity be exceeded for a sustained period of time. Mitigating actions, such as running the cooling plant on diesel power, are currently being implemented, while a long-term energy security solution is explored.

South Africa

In response to the rolling load shedding that South Africa experienced in fiscal 2015 and uncertainties regarding electricity price increases, South Deep’s five-year energy security plan incorporates a range of energy efficiency improvements and alternative energy sources.

An essential component of the plan is the use of solar power at the mine.

An independent power producer was appointed in October 2016 to develop, build, own and operate a 40MW photovoltaic plant located at South Deep. The facility will be made up of approximately 150,000 solar panels. The plant is expected to generate 100GWh per year, equivalent to 20% of the mine’s annual 500GWh electricity consumption, and avoiding carbon emissions estimated at 100,000t CO2-eq per annum. We expect the initial power purchase agreement price to be on par with state utility Eskom tariffs, and set to fall below Eskom tariffs in due time. The expected commercial operation date of the project is the fourth quarter of fiscal 2018.

Other initiatives completed at South Deep mine in fiscal 2016 include:

•

Continuing to retrofit 75kW fans with 10 energy efficient 55kW fans, resulting in an annual saving of 2,190MWh (equivalent to U.S.$100,000 in cost savings) and avoiding 2,256t CO2-eq carbon emissions; and

•	Installing 22 new jet fans in the destress mining area, which will see an annual saving of 500MWh (equivalent to U.S.$30,000) and avoiding 513t CO2-eq carbon emissions.

Roof top solar panels installed at Gold Fields’ Johannesburg corporate office in December 2015 led to significant savings in grid electricity usage and costs during fiscal 2016. The 128kWp (peak output), 823m2 polycrystalline solar PV array on the roof of the corporate office provides for approximately 50% of the building’s electrical load and contributes to reduction of our carbon footprint.

West Africa

During fiscal 2016, the electricity consumption curtailment was eased from 30% in fiscal 2015 to 25%. Supply disruptions from the state-owned VRA, due to gas shortages and low dam levels, remained an operational constraint. Energy prices also rose due to infrastructure levy increases. With electricity demand in Ghana expected to surpass generation capacity until fiscal 2020, Tarkwa and Damang initiated a number of actions during fiscal 2016 as part of their five-year energy security plans.

The most significant of these was the construction of two Genser-owned gas turbine power plants to supply a total of 40MW of electricity to both mines under a purchasing power agreement. The total capacity of the Tarkwa plant (three 11MW units) and the Damang plant (five 5.5MW units) are beyond our current power requirements and will ensure a reliable supply to both operations. They were commissioned in December 2016 and will result in significant electricity cost savings. Tarkwa’s electricity supply costs are expected to drop by about 14%, and Damang’s costs by about 30%.

The key features of the Genser agreement are:

•

It is a 20-year power purchase agreement for an initial 40MW of which 20MW is provided from dual-fuel turbines at both Tarkwa and Damang; an additional 20MW is planned for installation at Tarkwa by January 2018;

•	The power plants will have sufficient on-site gas storage capacity to meet each mine’s total load (36MW at Tarkwa and 17MW at Damang) thereby mitigating any gas supply disruptions; and

•	By January 2018, Genser should be in a position to provide 100% of the power supply needs at these operations and surplus power produced by Genser could be wheeled to other consumers.

Tarkwa introduced a number of other energy efficiency initiatives during fiscal 2016:

•

Implementation of a dedicated eco-driver training system at Tarkwa, which is compulsory for both new and current vehicle operators. Trials during fiscal 2016 indicate that once the system is rolled out energy savings of 72,469GJ can be achieved leading to annual cost savings of around U.S.$2 million;

•

A new study on a fuel additive at Tarkwa indicates a possible 4,881kℓ fuel saving per annum, equating to an anticipated 13,023t CO2-eq reduction. The estimated annual monetary saving from the initiative is U.S.$2.4 million. A test trial is being developed; and

•	Several process optimization initiatives such as reducing tramming time and excavators’ diesel use were also implemented.

An energy efficiency study of the Accra regional office showed potential energy savings of 18,922GJ (translating to a monetary saving estimate of U.S.$1.3 million) through installations of LED illumination, solar geysers and energy efficient air conditioners. The feasibility of rooftop solar power to minimize grid power dependency is also being assessed.

Climate Change and Carbon Emissions

Carbon emission reduction and climate change mitigation and adaptation represent a material issue for Gold Fields due to:

•	The long-term risks posed by climate change to the Group’s operations, host communities and to society as a whole;

•	A commitment to conforming to carbon emission regulations being introduced in a range of jurisdictions; and

•	Rising costs associated with taxes attached by governments to non-renewable energy consumption.

Gold Fields’ total scope 1 - 3 CO2-eq emissions during fiscal 2016 amounted to 1,963,759t (fiscal 2015: 1,753,163t), leading to a commensurate increase in our emissions intensity from 0.59t CO2-eq/oz in fiscal 2015 to 0.69t CO2-eq/ oz in fiscal 2016. Emission intensity varies by region, ranging from 0.31t CO2-eq/oz in Peru, which relies mainly on gas and hydro generated electricity, to 1.92t CO2/oz in South Africa, which relies almost exclusively on coal generated electricity.

Gold Fields Climate Change Policy

Following the climate change risk assessments carried out in fiscal 2016, a Group climate change policy was published, replacing the Group carbon management policy that has been in place since fiscal 2013 and focused mainly on addressing these effects through energy management.

Thus, the policy advances and communicates a balanced mitigation and adaptation approach to achieving our climate change objectives. The policy contains a set of commitments that include:

•	Conducting climate change vulnerability assessments utilizing Group risk guidelines and ICMM tools and guidelines;

•	Annually reporting and disclosure via a number of reporting frameworks including the CDP and the Dow Jones Sustainability Index;

•	Mitigating the effects of climate change by increasingly investing in renewable energy and low-carbon energy sources, energy efficiency initiatives and water use optimization initiatives;

•	Supporting research, development and innovation to assist our operations in coping with climate change;

•	Factoring in a regional carbon price for both costing and as potential revenue streams; and

•	Participating in industrial forums, including the ICMM climate change and energy working group, stakeholder and NGO engagements.

Climate Change Vulnerability Assessments

During fiscal 2016, we worked with the ICMM to pilot a climate-data viewer tool that gives insight into physical changes in precipitation, temperature, wind and water stress levels from fiscal 2025 to fiscal 2045 based on 15 global climate models. This tool enables ICMM members to assess their operations’ vulnerability to climate change using a common tool. The risk assessments covered the entire mine life cycle, including post-closure.

Gold Fields applied this tool in all its operations and followed that with detailed risk assessments for Peru, South Africa and Australia, with West Africa assessments scheduled for early fiscal 2017. Results from the tool indicate that our operations will to varied degrees experience higher temperatures, decreases in annual rainfalls, and an increase in the intensity of storm events, all of which may have financial and non-financial impacts both for the mines and surrounding communities. Specific implications for each operation will vary depending on the operational life cycle. Some of the key findings are listed below.

Operational adaptation plans are being developed to ensure operational resilience. A critical part of this work is co-operating with NGOs and adjacent communities in addressing climate change risks around these communities. At our Cerro Corona mine in Peru, we are working with the U.S. Agency for International Development, or USAID, and the Lutheran World Relief, or LWR, on climate change adaptation and management of water resources for communities in the Hualgayoc district adjacent to the mine. Among the measures introduced are the establishment of watershed committees, the development of eight localized water systems to improve irrigation efficiencies and training in sustainable water harvesting.

Region	Risk Description
Americas	Intense storms leading to our water pumping and treatment capacity being exceeded

Interruptions to the transport network leading to bottlenecks at the concentrate storage facility

Higher sea undulations could lead to disruptions in the port operations and the need to increase capacity in the concentrate storage warehouse

Water availability constraints could lead to reduced agricultural productivity

Australia	Increases in flooding events could lead to pressure being placed on operation’s flood management capabilities and restrictions on personnel and suppliers’ access to site

Declining availability of suitable quality processing water due to lower rainfall

Legislative changes imposing restrictions on water use and punitively limiting emissions

South Africa	Increases in temperatures—potentially exposing our surface operations to heat exhaustions, in the long term, underground cooling demand will increase

Increases in variability and intensity of rainfall—exposing South Deep to periods of drought and increased water stress, as well as floods as storm intensity increases

Community Relations and Creating Shared Value

Social license to operate

Recognizing the importance of solid community relations to its social license to operate, Gold Fields is committed to minimizing, managing or avoiding, where possible, the negative impacts of its operations on communities, while also maximizing the positive benefits. Through active stakeholder engagement and its shared value development approach, the Company’s focus goes beyond just spending to the positive social and business impacts that its social investments can deliver.

Gold Fields’ community relations approach is informed by an understanding of its operating contexts, garnered through ongoing risk assessments and stakeholder engagements. In fiscal 2016, plans to address material social risks were developed and implemented in each region. These risks were often linked to the local and national elections, which were held in all our operating regions. The operations were sensitized to this challenge through their community relations risk assessments undertaken in fiscal 2015 and fiscal 2016.

Building relationships

Gold Fields actively identifies and regularly engages with the representatives of the following groups in a formal and informal manner:

•	Central, regional and local government and their agencies;

•	Community-based organizations;

•	Traditional authorities;

•	NGOs;

•	Civil society;

•	Organized labor; and

•	Organized Business and companies.

In fiscal 2016, all operations prepared community relations and stakeholder engagement strategies and three-year plans focused on maintaining their social license to operate. These were informed by the Company’s community relations and stakeholder engagement guideline.

As required by the Company, all operations have established mechanisms through which communities can share their grievances about Gold Fields, its actions or the behavior of its employees on social, environmental and human rights issues. These mechanisms allow for issues to be addressed and resolved. During fiscal 2016, the regions dealt with 92 grievances by their communities, of which 82 were resolved and ten are still being dealt with. Operations in Peru, South Africa and West Africa also regularly distribute communication materials to stakeholders, keeping them informed about the Company’s community relations activities and initiatives.

Subsequent to community relationship assessments in Peru, South Africa and West Africa between fiscal 2014 and fiscal 2015, action plans have been implemented during fiscal 2015 and fiscal 2016 to address any gaps and further strengthen community relations. A second round of assessments commenced in late fiscal 2016 in Peru and South Africa. The ICMM “Understanding company-community relationship toolkit” is being piloted for these assessments at our South African and Ghanaian mines.

Social investment

As not all of the value created through royalties and taxes benefits host communities, Gold Fields focuses on socio-economic development, or SED, initiatives and Shared Value projects. Aligned to the Company’s business objectives, these sustainable development projects create positive socio-economic impacts for host communities by targeting their priority needs of employment, skills and enterprise development, and environmental rehabilitation and access to water.

Gold Fields’ spending of U.S.$16 million in fiscal 2016 (fiscal 2015: U.S.$14 million) on SED and Shared Value programs reflects the Group’s direct social investment spend in host communities. The investments were made in the following areas:

•	Local environment;

•	Infrastructure;

•	Education and training;

•	Health and wellbeing; and

•	Economic diversification.

A significant proportion of the salaries and wages paid to employees also finds its way back into our host communities.

Shared Value projects

Shared Value is created when companies take a proactive role in simultaneously addressing business and social needs. A key component of this approach is to ensure that the value created is shared by the business and the community. Shared Value is an imperative for Gold Fields as a key component of maintaining and strengthening its social license to operate.

Gold Fields’ Shared Value approach is based on four key pillars:

•	Strategic interventions, to proactively address socio-economic challenges that can drive community tensions, NGO activism or more restrictive regulations;

•	Integration to proactively address socio-economic challenges;

•	Participation in collaborative action with other stakeholders; and

•	Transparency regarding Gold Fields’ economic contributions to its host societies in line with WGC guidelines.

Gold Fields’ regions currently have six Shared Value projects either already running or at implementation stage. These include road rehabilitation and quarry projects at the Ghanaian operations, local supplier development and water access projects at Cerro Corona and host community procurement and education and skills development projects at South Deep.

Host community employment

Gold Fields aims to employ host community members at its operations, where feasible. This enables alignment between the interests of host communities and the mines, expanding of local value generation and growth of local available skills. As the Company’s ability to recruit such workers may be limited due to the available skills in host communities, it is committed to local education and skills development.

The focus of the Creating and Sustaining Shared Value objective for fiscal 2016 was the development of three-year local procurement and employment plans for Peru, South Africa and West Africa.

The number of host community members, including both employees and contractors, working at each of Gold Fields’ regions is set out on the table below. In fiscal 2016, all operations set targets for host community employment and these were met or exceeded, except at South Deep where the definition of “host communities” was adjusted from residential address to place of origin, which was in line with the legal definition required under the mine’s SLP.

Region	% Host community workforce(1) employed from total workforce
	Fiscal 2016	Fiscal 2015	Fiscal 2014
	(%)	(%)	(%)
Peru	23	29	24
Ghana	72	67	66
Australia(2)	95	90	94
South Africa(3)	13	14	12
Group(3)	48	47	47

Notes:

(1)	Workforce includes the total number of employees and contractors.
(2)	For our Australian operations, Western Australia is classified as a host community due to the extremely remote nature of this region and the fact that many employees fly into the operations from Perth. Hence the high host community employment percentages relative to the other regions.
(3)	Change in definition of workforce applied at South Deep in fiscal 2016. Fiscal 2015 fiscal and 2014 figures restated accordingly.

Host community procurement

Where possible, Gold Fields procures goods and services in the countries in which it operates, and, where feasible, its host communities. This contributes to enhancing the national and local supplier base, which is especially important because of some mines’ remote locations, and creating local employment.

Of the total fiscal 2016 procurement spend, U.S.$1.36 billion or 83% was spent on businesses based in countries where Gold Fields has operations (fiscal 2015: U.S.$1.27 billion or 75%). Within this figure, U.S.$558 million or 41% was spent on suppliers and contractors from the mines’ host communities (fiscal 2015: U.S.$514 million or 35%).

Building on the work done in fiscal 2016, the operations are working towards meeting their host community employment targets developed as part of the three-year host procurement and employment plans. South Deep’s Host Community Procurement Project exceeded its target of R330 million in fiscal 2016. The project’s vision is to have 25% of total procurement spend (or R500 million, whichever is greater) redirected to the host community by fiscal 2018 and 500 new jobs created by the end of fiscal 2020. The actual total procurement spend for fiscal 2016 was R2.6 billion (fiscal 2015: R2.0 billion) and the host community procurement spend was R356 million (fiscal 2015: R192 million), which was 14% of total spend (fiscal 2015: 10%). The number of host community suppliers to South Deep increased to 83 during fiscal 2016 (fiscal 2015: 76).

The table below sets out the local and host community procurement for the periods indicated.

Region	Local (In Country) Procurement				Host community procurement
	Fiscal 2016	Fiscal 2015	Fiscal 2014	Fiscal 2013(1)	Fiscal 2016(1)	Fiscal 2015	Fiscal 2014	Fiscal 2013(1)
	(%)
Peru	89	87	88	91	8	7	5	6
Ghana	79	64	72	68	7	9	6	6
Australia	99	97	99	99	71	66	69	72
South Deep	100	100	100	100	14	10	9	4
Group	92	85	91	86	38	35	39	31

Note:

(1)	Excludes Yilgarn South Assets.

In fiscal 2017, the Company plans to pilot a social and economic impact assessment and evaluation of its social investments at South Deep and develop an approach that will be rolled out in Gold Fields’ other regions thereafter.

Human Rights

Gold Fields applies a formal human rights policy statement, both in dealing with its communities as well as its employees. The policy statement is aligned to the relevant ICMM principles on human rights and the United Nations’ “Protect, Respect and Remedy” framework.

Under the policy statement, Gold Fields commits to:

•	Not interfering with or curtailing other’s enjoyment of human rights;

•	Defending (where possible) employees and third-party individuals and groups (as defined in our community policy) against human rights abuses; and

•	Taking positive action to facilitate the entrenchment and enjoyment of human rights.

Given the nature of Gold Fields’ footprint, activities and relationships, the human rights policy places specific emphasis on:

•	Community engagement;

•	Indigenous rights;

•	Resettlement; and

•	Security and human rights.

Internally, we uphold the highest standards of human rights within our workforce, including freedom from child labor, compulsory labor and discrimination as well as the right to collective bargaining.

We carry out human rights due diligence on our own activities. Gold Fields’ business relies on multiple contractors and suppliers to carry out mining, development, construction and other forms of work on its operations. All contractors are included in Gold Fields’ own health and safety management systems, to help ensure that contractor employees benefit from safe and healthy working conditions.

All contractor employees wishing to report human rights violations are able to make use of Gold Fields’ confidential, third-party whistle-blowing hotline. Where such complaints are made, Gold Fields will pursue the matter appropriately. Gold Fields does not currently carry out human rights due diligence on its suppliers. Nonetheless, the Group is utilizing an external party screening solution to establish risk profiles of external suppliers and contractors. Among other criteria, the tool screens new and existing contractors and suppliers for human rights and related violations and/or transgressions.

Gold Fields’ protection services team works with both private and public security providers for the effective and responsible protection of workers and assets. All private security contractors receive human rights training during induction.

Gold Fields is committed to responsible materials stewardship. In this context, we support global efforts to tackle the use of newly mined gold to finance conflict. We have voluntarily adopted the “Conflict-Free Gold Standard” of the WGC. This has led to the standard being applied at all relevant locations through full assurance audits. Although we withdrew our WGC membership in 2014, we have and will continue to apply both the WGC standard and guidelines.

Property

As of December 31, 2016, Gold Fields held rights over the following mining and exploration areas/tenements, including those held as joint ventures:

Gold Fields’ operative mining areas as of December 31, 2016

Operation	Size (hectares)
South Africa
South Deep	4,268
Ghana
Tarkwa	20,825
Damang	23,666
Australia (1)
St. Ives	123,291
Agnew/Lawlers	88,180
Granny Smith	72,236
Darlot	13,981
Peru
Cerro Corona	4,365

Note:

(1)	Tenement areas include: prospecting, exploration, mining, miscellaneous and non-managed or JV.

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

Gold Fields’ West Africa operations comprise two legally registered entities, namely Gold Fields Ghana and Abosso. Gold Fields Ghana obtained the mining rights for the Tarkwa property from the government of Ghana in 1993. In August 2000, with the consent of the government of Ghana, Gold Fields Ghana was assigned the mining rights for the northern portion of the Teberebie property. The Tarkwa rights expire in 2027, while the Teberebie rights expire in 2018. The Minerals Commission has approved Gold Fields Ghana’s application for an extension of the Teberebie rights to 2036, and has recommended that the Minister responsible for Natural Resources should grant the extension. Gold Fields Ghana has fully paid for the fees associated with the extension. Abosso holds the right to mine at the Damang property under a mining lease from the government of Ghana that expires in 2025. Gold Fields may exploit all surface and underground gold at all three sites until the rights expire, provided that Gold Fields pays the government of Ghana a quarterly royalty. See “—Environmental and Regulatory Matters—Ghana—Mineral Rights”.

In Western Australia, land that is the subject of mining rights is leased from the state. West Australian mining leases have an initial term of 21 years with one automatic 21-year renewal period and thereafter an indefinite number of 21-year renewals with government approval. In relation to gold produced from the mining leases at St. Ives, Agnew/Lawlers, Granny Smith and Darlot, Gold Fields pays an annual royalty to the state of 2.5% of revenue.

In Peru, exploration and extraction activities can only be performed in duly authorized areas. Authorization is granted by the Peruvian government when a mining concession is issued. Mining concessions expire if the titleholder does not exploit the concessions for a period of 15 years, unless the titleholder demonstrates to the authorities that this was through no fault of its own, in which case the authorities may allow the titleholder to begin to exploit the concession within the next 5 years that follow. The titleholder must comply with specific obligations, such as paying annual fees of U.S.$3.00 per hectare, meeting minimum investment requirements, paying a monthly royalty according to the value of the produced concentrates and other requirements. The mining concessions owned by Cerro Corona cover an area of 4,365 hectares, while the surface rights cover 1,291 hectares. See “—Environmental and Regulatory Matters—Peru—Mining Concessions”.

The maps presented below show the location of Gold Fields’ operations.

South Africa Operation

General location of the material assets—South Deep Gold Mine

West Africa Operations

General location of the material assets—Tarkwa Gold Mine

General location of the material assets—Damang Gold Mine

Australian Operations

General location of the material assets—St. Ives Gold Mine

General location of the material assets—Agnew/Lawlers Gold Mine

General location of the material assets—Granny Smith Gold Mine

General location of the material assets—Darlot Gold Mine

Americas Operation

General location of the material assets—Cerro Corona Gold Mine

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

The claims lie only against GFO, whose only interest is a 50% stake in the South Deep mine. This alleged liability is historic and relates to a period of time prior to the purchase of the company by the Group. GFO’s assessment remains that it has sustainable defenses to these claims and accordingly, GFO’s attorneys were instructed to vigorously defend the claims. Accordingly, no adjustment for any effects on the Company that may result from the outcome of the summons, if any, has been made in the consolidated financial statements.

Silicosis

During 2012 and 2014, two court applications were served on Gold Fields and its subsidiaries (as well as other mining companies) by various applicants purporting to represent classes of mine workers (and where deceased, their dependents) who were previously employed by or who are employees of, among others, Gold Fields or any of its subsidiaries and who allegedly contracted silicosis and/or tuberculosis.

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

The two class actions were consolidated into one application on October 17, 2014. In terms of the consolidated application, the court was asked to allow the class actions to be certified.

On May 13, 2016, the High Court ordered, among other things: (1) the certification of two classes: (a) a silicosis class comprising current and former mine workers who have contracted silicosis and the dependents of mine workers who have died of silicosis; and (b) a tuberculosis class comprising current and former mine workers who have worked on the mines for a period of not less than two years and who have contracted pulmonary tuberculosis and the dependents of deceased mine workers who died of pulmonary tuberculosis; and (2) that the common law be developed to provide that, where a claimant commences suing for general damages and subsequently dies before close of pleadings, the claim for general damages will transmit to the estate of the deceased claimant.

The progression of the classes certified will be done in two phases: (i) a determination of common issues, on an opt out basis, and (ii) the hearing and determination of individualized issues, on an opt in basis. In addition, costs were awarded in favor of the claimants.

The High Court ruling did not represent a ruling on the merits of the cases brought by the Claimants. The amount of damages has not yet been quantified for any of the claimants in the Consolidated Class Application or for any other members of the classes.

Gold Fields and the other respondents believed that the judgment addressed a number of highly complex and important issues, including a far reaching amendment of the common law, that have not previously been considered by other courts in South Africa. The High Court itself found that the scope and magnitude of the proposed claims is unprecedented in South Africa and that the class action would address novel and complex issues of fact and law. The respondents applied for leave to appeal against the judgement because they believed that the court’s ruling on some of these issues is incorrect and that another court may come to a different decision.

On June 24, 2016, the High Court granted the mining companies leave to appeal against the finding amending the common law in respect of the transmissibility of general damages claims. It refused leave to appeal on the certification of silicosis and tuberculosis classes.

On July 15, 2016, Gold Fields and the other respondents each filed petitions to the Supreme Court of Appeal for leave to appeal against the certification of the two separate classes for silicosis and tuberculosis. In an attempt to shorten any delay due to an appeal process, it is permissible to request that the appeals be dealt with on an expedited basis. On September 21, 2016, the Supreme Court of Appeal granted the respondents leave to appeal against all aspects of the class certification judgment of the South Gauteng High Court delivered in May 2016. On February 28, 2017, Gold Fields filed heads of argument with the Supreme Court of Appeal in respect of its appeal against the class certification judgment of the South Gauteng High Court delivered in May.

In addition to the consolidated application, an individual action has been instituted against Gold Fields and one other mining company in terms of which the plaintiff claims R25.0 million (U.S.$2 million) in damages (and interest on that amount at 15.5% from May 2014 to the date of payment and costs) arising from his alleged contraction of silicosis which he claims was caused by the defendants. Gold Fields has entered an appearance to defend the individual action and has pleaded to the claim. In January 2014, the plaintiff delivered an application to join three other mining companies (including the owners of Gold Fields’ South Deep operation) to the action. The joinder was effected and Gold Fields delivered a revised plea on behalf of the joined Gold Fields defendants. The plaintiff has since applied to amend his particulars of claim which amendment was successfully opposed by Gold Fields. While the plaintiff enrolled the trial for hearing on May 23, 2016, the matter has been removed from the trial roll. Gold Fields is proceeding with trial preparation in the normal course.

The ultimate outcome of these matters cannot presently be determined and, accordingly, no adjustment for any effects on the Company that may result from these actions, if any, has been made in the consolidated financial statements.

Occupational lung disease

The Occupational Lung Disease Working Group, or the Working Group, was formed in fiscal 2014 to address issues relating to compensation and medical care for occupational lung disease in the South African gold mining industry, had extensive engagements with a wide range of stakeholders in fiscal 2016, including government, organized labor, other mining companies and legal representatives of claimants who have filed legal suits against the companies.

The Working Group, made up of African Rainbow Minerals, Anglo American SA, AngloGold Ashanti, Gold Fields, Harmony, and Sibanye Gold, remains of the view that achieving a comprehensive settlement which is both fair to past, present and future employees and sustainable for the sector, is preferable to protracted litigation.

The members of Working Group are among respondent companies in a number of lawsuits related to occupational lung disease, including the class action referred to above. These companies do not believe that they are liable in respect of the claims brought, and they are defending these. The companies do, however, believe that they should work together to seek a solution to this South African mining industry legacy issue. The Working

Group will continue with its efforts—which have been ongoing for more than two years—to find common ground with all stakeholders, including government, labor and the claimants’ legal representatives.

Ngadju Native Title Claim

On March 29, 2016, the Full Court of the Federal Court of Australia overturned a July 2014 Federal Court decision that the re-grant of certain tenements to Gold Fields Australia’s St. Ives mine in 2004 by the State was not compliant with the correct processes in the Native Title Act. The Full Court of the Federal Court of Australia confirmed that St. Ives’ re-granted tenements are valid for the purpose of the Native Title Act, and that while St. Ives’ rights as tenement holder and the Ngadju people’s native title rights shall coexist, St. Ives’ rights shall prevail should there be any inconsistencies. Following the decision of the Full Federal Court in favor of St. Ives, the Ngadju group applied for permission to appeal that decision to the High Court of Australia. On October 14, 2016, that request was declined by the High Court, leaving no other opportunity for review or appeal. St. Ives continues to engage with the Ngadju group in relation to routine heritage surveys and other matters.

South Deep tax dispute

During the September 2014 quarter, the South African Revenue Service, or SARS. issued a Finalization of Audit Letter, or the Audit Letter, stating that SARS has restated GFIJVH’s additional capital allowance balance reflected on its 2011 tax return from R2,292.0 million (U.S.$151.8 million) to nil. The tax effect of this amount is R687.6 million (U.S.$49.0 million), that being referred to above as the “additional capital allowance”.

The additional capital allowance was claimed by GFIJVH in terms of section 36(11)(c) of the South African Income Tax Act, 1962. The additional capital allowance provides an incentive for new mining development and only applies to unredeemed capital expenditure. The additional capital allowance allows a 12% capital allowance over and above actual capital expenditure incurred on developing a deep level gold mine, as well as a further annual 12% allowance on the mine’s unredeemed capital expenditure balance brought forward, until the year that the mine starts earning mining taxable income (i.e. when all tax losses and unredeemed capital expenditure have been fully utilized).

In order to qualify for the additional capital allowance, South Deep must qualify as a “post-1990 gold mine” as defined in the South African Income Tax Act, 1962. A “post-1990 gold mine”, according to the South African Income Tax Act, 1962, is defined as “a gold mine which, in the opinion of the Director-General: Mineral and Energy Affairs, is an independent workable proposition and in respect of which a mining authorization for gold mining was issued for the first time after 14 March 1990”.

During 1999, the Director-General: Minerals and Energy Affairs, or DME, and SARS confirmed, in writing, that GFIJVH is a “post-1990 gold mine” as defined, and therefore qualified for the additional capital allowance. Relying on these representations, GFIJVH subsequently filed its tax returns on this basis, as was confirmed by the DME and SARS.

In the Audit Letter, SARS stated that both the DME and SARS erred in issuing the confirmations as mentioned above and that GFIJVH does not qualify as a “post-1990 gold mine” and therefore does not qualify for the additional capital allowance.

At December 31, 2016, South Deep’s gross deductible temporary differences amounted to U.S.$1,585.3 million (R22,242.2 million), resulting in a deferred tax asset balance of U.S.$475.6 million (R6,672.7 million). This amount is included in the consolidated deferred tax asset of U.S.$48.7 million on Gold Fields’ statement of financial position. South Deep’s gross deductible temporary differences comprises unredeemed capital expenditure balances of U.S.$633.2 million (R8,884.0 million) (tax effect: U.S.$190.0 million (R2,665.2 million)) at GFIJVH and U.S.$606.4 million (R8,508.0 million) (tax effect: U.S.$181.9 million (R2,552.4 million)) at GFO, a capital allowance balance (additional capital allowance) of

U.S.$163.4 million (R2,292.0 million) (tax effect: U.S.$49.0 million (R687.6 million)) at GFIJVH and an assessed loss balance of U.S.$182.3 million (R2,558.2 million) (tax effect: U.S.$54.7 million (R767.5 million)) at GFO.

Gold Fields has taken legal advice on the matter and was advised by external Senior Counsel that SARS should not be allowed to disallow the claiming of the additional capital allowance. GFIJVH has in the meantime not only formally appealed against the position taken by SARS, but also filed an application in the High Court and will vigorously defend its position. A trial date in the Tax Court has been set for October 2017.

Other than the proceedings and investigations described above, Gold Fields is not a party to any material legal or arbitration proceedings, nor is any of its property the subject of pending material legal proceedings.

Regulatory investigation

See note 35 to the consolidated financial statements included elsewhere in this annual report.

Glossary of Mining Terms

The following explanations are not intended as technical definitions, but rather are intended to assist the reader in understanding some of the terms used in this annual report.

“Adjusted EBITDA” means net operating profit before depreciation and amortization, adjusted for exploration expenses and certain other costs. The definition of adjusted EBITDA is as defined in the U.S.$ 1,290 million term loan and revolving credit facilities agreement. Refer note 39 to the consolidated financial statements for the calculation of adjusted EBITDA.

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

“Backfill” means material, generally sourced from tailings or waste rock, used to refill mined-out areas to improve and maintain ground stability, minimize waste dilution and maximize extraction of the ore body, as well as typically mitigating the effects of seismicity.

“Brownfield” means exploration conducted in areas where mineral deposits have already previously been discovered and is also termed near mine.

“Carbon in leach”, or “CIL” means a process similar to CIP (described below) except that the ore slurries are not leached with cyanide prior to carbon loading. Instead, cyanide leaching and precious metals adsorption onto the activated carbon occur simultaneously.

“Carbon in pulp”, or “CIP” means a common process used to extract gold from cyanide leach slurries. The process consists of carbon granules suspended in the slurry and flowing counter-current to the process slurry in multiple-staged agitated tanks. The process slurry, which has been leached with cyanide prior to the CIP process, contains soluble gold. The soluble gold is absorbed onto the carbon granules that is subsequently separated from the slurry by screening. The gold is then recovered from the carbon by electrowinning onto steel wool cathodes or by a similar process.

“Cleaning” means the process of removing broken rock from a mine.

“Comminution” means the breaking, crushing or grinding of ore by mechanical means.

“Cut-off grade” means the lowest grade of mineralized material considered economic and is used in the calculation of the ore reserves in a given deposit; it distinguishes the material within the ore body that is to be extracted, treated and sold from the remaining material.

“Decline” or “incline” means a sloping underground opening or ramp for machine access from the surface to an underground mine or from level to level in an underground mine. Declines and inclines are often driven in a spiral to access different elevations in the mine.

“Depletion” means the decrease in quantity of ore in a deposit or property resulting from extraction or production.

“Development” means activities (including shaft sinking and on-reef and off-reef tunneling) required to gain access to and to establish infrastructure in preparation for mining activities and to maintain a planned production level.

“Dilution” means the mixing of waste rock, and potentially mineralized material below the cut-off grade, with the ore, resulting in a decrease in the overall grade.

“Dissolution” means the process whereby a metal is dissolved and becomes amenable to separation from the gangue material.

“Electrowinning” means the process of removing mineral from solution by the action of electric currents, known as electrolysis.

“Elution” means removal of the gold from the activated carbon by washing with a solvent.

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

“Free cash flow margin, or FCF Margin” means revenue less cash outflow divided by revenue expressed as a percentage. It is calculated as follows:

Revenue (gold only = revenue as per the income statement less by-product revenue as per AIC)	XXX
Less: Cash outflow	(XXX	)
—AIC	(XXX	)
Adjusted for
Share-based payments (as non-cash)	XX
Long-term employee benefits	XX
Exploration, feasibility and evaluation costs outside of existing operations	XX
—Tax paid (excluding royalties)	(XX	)
Free cash flow	XX

Free cash flow margin	X	%

Gold sold only—ounces	XXX

“Gangue” means commercially valueless or waste material remaining after ore extraction from rock.

“Gold reserves” means the gold contained within proven and probable reserves on the basis of recoverable material (reported as mill delivered tonnes and head grade).

“Grade” means the quantity of metal per unit mass of ore expressed as a percentage or, for gold, as grams of gold per tonne of ore.

“Greenfield” means a potential mining or exploration site where mineral deposits are not already known to exist, and are of unknown quantity and quality, typically located outside of current mining areas.

“Grinding” means reducing rock to the consistency of fine sand by crushing and abrading in a rotating steel grinding mill.

“Head grade” means the grade of the ore as delivered to the metallurgical plant.

“Heap leaching” means a relatively low-cost technique for extracting metals from ore by percolating leaching solutions through heaps of crushed ore placed on impervious pads. Generally used on low-grade ores.

“Hypogene” means ore or mineral deposits formed by ascending fluids occurring deep below the earth’s surface, which tend to form deposits of primary minerals, as opposed to supergene processes that occur at or near the surface, and tend to form secondary minerals.

“In situ” means within unbroken rock or still in the ground.

“Kriging” means a geostatistical estimation technique used in the evaluation of ore reserves.

“Leaching” means dissolution of gold from the crushed and milled material, including reclaimed slime, for absorption and concentration onto the activated carbon.

“Level” means the horizontal tunnels of an underground mine used to access the workings or ore body.

“Life of mine”, or “LoM” means the expected remaining years of production, based on production schedules and ore reserves.

“London afternoon fixing price” means the afternoon fixing by the new electronic London Bullion Market Association, or LBMA price-discovery process. The price continues to be set twice daily, at 10:30 and 15:00 London time.

“Mark-to-market” means the current fair value of a derivative based on current market prices, or to calculate the current fair value of a derivative based on current market prices, as the case may be.

“Measures” means conversion factors from metric units to U.S. units are provided below.

Metric unit	U.S. equivalent
1 tonne (1 t)	1.10231 short tons
1 gram (1 g)	0.03215 ounces
1 gram per tonne (1 g/t)	0.02917 ounces per short ton
1 kilogram per tonne (1 kg/t)	29.16642 ounces per short ton
1 kilometer (1 km)	0.62137 miles
1 meter (1 m)	3.28084 feet
1 centimeter (1 cm)	0.39370 inches
1 millimeter (1 mm)	0.03937 inches
1 hectare (1 ha)	2.47104 acres

“Metallurgical plant” means a processing plant used to treat ore and extract the contained minerals.

“Metallurgical recovery factor” means the proportion of metal in the ore delivered to the mill, that is recovered by the metallurgical process or processes.

“Metallurgy” means, in the context of this document, the science of extracting metals from ores and preparing them for sale.

“Mill delivered tonnes” means a quantity, expressed in tonnes, of ore delivered to the metallurgical plant.

“Milling”, or “mill” means the comminution of the ore, although the term has come to cover the broad range of machinery inside the treatment plant where the mineral is separated from the ore.

“Mine call factor” means the ratio, expressed as a percentage, of the specific product accounted for at the mill (including residue) to the specific product contained in an ore body calculated based on an operation’s measuring and valuation methods.

“Mineralization” means the presence of a target mineral in a mass of host rock.

“MPa” means a unit measurement of stress or pressure within the earth’s crust used to profile tectonic stress, which can impact ground stability and ground support requirements in underground mining.

“Net cash flow” is defined as net cash flow from operations less the South Deep dividend, net capital expenditure (additions to property, plant and equipment less proceeds on disposal of property, plant and equipment), and environmental trust fund and rehabilitation payments, as per the consolidated statements of cash flows which is a non-IFRS measure. An investor should not consider this item in isolation or as an alternative to cash flow from operating activities, cash and cash equivalents or any other measure presented in accordance with IFRS. The definition for the calculation of net cash flow may vary significantly between companies, and by itself does not necessarily provide a basis for comparison with other companies. The following table sets out a reconciliation of Gold Fields’ “net cash flow from operations” in accordance with IFRS (refer to the consolidated statement of cash flows) to “net cash flows”.

Net cash flow from operations(1)	xx
Less:
South Deep dividend(1)	xx
Additions to property, plant and equipment(1)	xx
Proceeds on disposal of property, plant and equipment(1)	xx
Environmental and rehabilitation payments(1)	xx

Net cash flow	xx

Note:

(1)	As per the consolidated statements of cash flows.

“Net debt” means total borrowings less cash and cash equivalents (refer note 39 to the consolidated financial statements).

“Net operating costs” means operating costs including gold inventory change but excluding amortization and depreciation (refer note 2 to the consolidated financial statements).

“Net smelter return”, or “NSR” means the volume of refined mineral sold during the relevant period multiplied by the average spot mineral price and the average exchange rate for the period, less refining, transport and insurance costs.

“Normalized earnings” means profit for the year, excluding foreign exchange gains and losses, financial instruments gains and losses and non-recurring items (impairment of investments and assets, impairment of stockpiles and consumables, restructuring costs and profit and loss on disposal of assets), net of tax.

“Open pit” means mining in which the ore is extracted from a surface pit. The geometry of the pit may vary with the characteristics of the ore body.

“Ore” means a mixture of material containing minerals from which at least one of the minerals can be mined and processed at an economic profit.

“Ore body” means a well defined mass of material of sufficient mineral content to make extraction economically viable.

“Ore grade” means the average amount of mineral contained in a tonne of mineral-bearing ore expressed in grams per tonne, or percent per tonne.

“Ore reserves”, or “reserves” means that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

“Ounce” means one troy ounce, which equals 31.1035 grams.

“Overburden” means the soil and rock that must be removed in order to expose an ore body.

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

“Production stockpile” means the selective accumulation of unprocessed ore which is actively managed as part of the current mining and processing operations.

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

“Rock dump” means the historical accumulation of waste or low grade material derived in the course of mining which could be processed in order to take advantage of spare processing capacity.

“Run of Mine”, or “RoM” when used with regard to grade is a term to describe the average grade of the ore mined.

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

“Shaft” means a vertical underground opening providing principal access to the underground workings for transporting personnel, equipment, supplies, ore and waste. A shaft is also used for ventilation and as an auxiliary exit. It may be equipped with a surface hoist system that lowers and raises conveyances for men, materials and ore in the shaft. A shaft generally has more than one conveyancing compartment.

“Slimes” means the finer fraction or tailings discharged from a processing plant after the valuable minerals have been recovered.

“Slurry” means a fluid comprising fine solids suspended in a solution (generally water containing additives).

“Smelting” means thermal processing whereby mineral is liberated from molten beneficiated ore or concentrate with impurities separating as lighter slag.

“Spot price” means the current price of a metal for immediate delivery.

“Stockpile” means a store of unprocessed ore.

“Stope” means the underground excavation within the ore body where the main mineral production takes place.

“Stratigraphic” means the study of rock layers (strata) and layering (stratification) and is primarily used in the study of sedimentary and layered volcanic rocks. Stratigraphic modeling is often important in profiling the regional and local geology that has played a controlling role in mineralization and ore body generation.

“Stripping” means the process of removing overburden to expose the ore for mining.

“Sulfide” means a mineral characterized by the linkages of sulfur with a metal or semi-metal, such as pyrite (iron sulfide). Also a zone in which sulfide minerals occur.

“Supergene” means ores or ore minerals formed where descending surface water oxidizes the primary (hypogene) mineralized rock and redistributes the ore minerals, often concentrating them in zones. Supergene enrichment occurs at the base of the oxidized portion of the ore deposit.

“Tailings” means finely ground rock from which the bulk of valuable minerals have been extracted by milling.

“Tailings storage facility” or “TSF” means a typically earth-fill embankment dam used to store by-products or tailing from mining operations after separating the ore from the gangue.

“Tonne” means one tonne is equal to 1,000 kilograms (also known as a “metric” tonne).

“Tonnage” means quantities where the tonne is an appropriate unit of measure. Typically used to measure reserves of mineral-bearing material in situ or quantities of ore and waste material mined, transported or milled.

“Waste” means rock mined with an insufficient mineral content to justify processing.

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

Management’s Discussion And Analysis Of The Financial Statements

The following management’s discussion and analysis of the financial statements should be read together with the Gold Fields’ consolidated financial statements, including the notes accompanying these financial statements.

Overview

Gold Fields is a significant producer of gold and a major holder of gold reserves and resources in South Africa, Ghana, Australia and Peru. In Peru, Gold Fields also produces copper. Gold Fields is primarily involved in underground and surface gold and surface copper mining and related activities, including exploration, extraction, processing and smelting.

In fiscal 2016, the South African, Ghanaian, Peruvian and Australian operations produced 13%, 32%, 12% and 43% of its total gold production, respectively.

Gold Fields’ South African operation is South Deep. Gold Fields also owns the St. Ives, Agnew/Lawlers, Granny Smith and Darlot gold mining operations in Australia and has a 90.0% interest in each of Tarkwa and Damang in Ghana. Gold Fields also owns a 99.5% interest in the Cerro Corona mine in Peru. During February 2017, Gold Fields announced its intention to dispose of the Darlot operation.

On December 13, 2016, Gold Fields purchased 50% of the Gruyere Gold Project and entered into a 50:50 unincorporated joint venture with Gold Road for the development and operation of the Gruyere Gold Project in Western Australia, which comprises the Gruyere gold deposit as well as additional resources including Central Bore and Attila/Alaric (Gruyere). Gold Fields acquired 50% interest in the Gruyere Gold Project for a total purchase consideration of A$350 million (U.S.$259 million) payable in cash and a 1.5% royalty on Gold Fields’ share of production after total mine production exceeds two million ounces. The cash consideration was split with A$250 million (U.S.$185 million) payable on the effective date and A$100 million (U.S.$74 million) payable according to an agreed construction cash call schedule. Transaction costs of A$19 million (U.S.$13 million) were incurred.

As of December 31, 2016, Gold Fields reported attributable proven and probable gold and copper reserves of 48.1 million ounces of gold and 454 million pounds of copper, as compared to the 46.1 million ounces of gold and 532 million pounds of copper, reported as of December 31, 2015.

Total gold production was 2.219 million ounces of gold equivalents in fiscal 2016, 2.146 million ounces of which were attributable to Gold Fields with the remainder attributable to non-controlling shareholders in Ghana and Peru. Total gold production was 2.236 million ounces of gold equivalents in fiscal 2015, 2.159 million ounces of which were attributable to Gold Fields with the remainder attributable to non-controlling shareholders in Ghana and Peru.

At South Deep in South Africa, production increased by 47% from 6,160 kilograms (198,000 ounces) in fiscal 2015 to 9,032 kilograms (290,400 ounces) in fiscal 2016 due to increased volumes and grades.

At the Ghanaian operations, gold production decreased by 5% from 753,900 ounces in fiscal 2015 to 715,800 ounces in fiscal 2016. At Tarkwa, gold production decreased by 3% from 586,100 ounces to 568,100 ounces mainly due to lower yield. At Damang, gold production decreased by 12% from 167,800 ounces to 147,700 ounces mainly due to lower yield.

Gold equivalent production at Cerro Corona decreased by 9% from 295,600 ounces in fiscal 2015 to 270,200 ounces in fiscal 2016 mainly due to the lower copper to gold price ratio as well as lower gold head grades treated and lower gold recovery.

At the Australian operations, gold production decreased by 5% from 988,000 ounces in fiscal 2015 to 942,400 ounces in fiscal 2016. At St. Ives, gold production decreased by 2% from 371,900 ounces to 362,900 ounces due to lower grade of ore milled following the closure of the Cave Rocks and Athena underground mines and transition to a predominantly open pit operation. At Agnew/Lawlers, gold production decreased by 3% from 236,600 ounces to 229,300 ounces mainly due to a reduction in ore processed. At Darlot, gold production decreased by 15% from 78,400 ounces to 66,400 ounces due to lower grades mined. At Granny Smith, gold production decreased by 6% from 301,100 ounces to 283,800 ounces due to lower grades mined and an increase in stockpiled ore as a consequence of the timing of December milling campaign.

Revenues

Substantially all of Gold Fields’ revenues are derived from the sale of gold and copper. As a result, Gold Fields’ revenues are directly related to the prices of gold and copper. Historically, the prices of gold and copper have fluctuated widely. The gold and copper prices are affected by numerous factors over which Gold Fields does not have control. The volatility of gold and copper prices is illustrated in the following tables, which show the annual high, low and average of the London afternoon fixing price of gold and the LME cash settlement price for copper in U.S. dollars for the past 12 calendar years (2005 – 2016):

	Price per ounce(1)
Gold	High	Low	Average
	(U.S.$/oz)
2005	537	411	445
2006	725	525	604
2007	834	607	687
2008	1,011	713	872
2009	1,213	810	972
2010	1,421	1,058	1,224
2011	1,895	1,319	1,571
2012	1,792	1,540	1,669
2013	1,694	1,192	1,409
2014	1,385	1,142	1,266
2015	1,296	1,060	1,167
2016	1,355	1,077	1,250

Source: I-Net

Note:

(1)	Rounded to the nearest U.S. dollar.

On April 3, 2017, the London afternoon fixing price of gold was U.S.$1,247.

	Price per tonne(1)
Copper	High	Low	Average
	(U.S.$/t)
2005	4,650	3,072	3,687
2006	8,788	4,537	6,728
2007	8,301	5,226	7,128
2008	8,985	2,770	6,952
2009	7,346	3,051	5,164
2010	9,740	6,091	7,539
2011	9,986	7,062	8,836
2012	8,658	7,252	7,951
2013	8,243	6,638	7,324
2014	7,440	6,306	6,861
2015	6,401	4,347	5,376
2016	5,936	4,311	4,863

Source: I-Net

Note:

(1)	Rounded to the nearest U.S. dollar.

On April 3, 2017, the LME cash settlement price for copper was U.S.$5,783/tonne.

As a general rule, Gold Fields sells the gold it produces at market prices to obtain the maximum benefit from prevailing gold prices and does not enter into hedging arrangements such as forward sales or derivatives which establish a price in advance for the sale of its future gold production. Hedges can be undertaken in one or more of the following circumstances: to protect cash flows at times of significant capital expenditures, for specific debt servicing requirements and to safeguard the viability of higher cost operations. During 2016 and at December 31, 2016, Gold Fields had no commodity hedging arrangements in place. Significant changes in the prices of gold and copper over a sustained period of time may lead Gold Fields to increase or decrease its production in the near-term, which could have a material impact on Gold Fields’ revenues.

Sales of copper concentrate are “provisionally priced”—that is, the selling price is subject to final adjustment at the end of a period normally ranging from 30 to 90 days after delivery to the customer, based on market prices at the relevant quotation points stipulated in the contract.

Revenue on provisionally priced copper concentrate sales is recorded on the date of shipment, net of refining and treatment charges, using the forward LME price to the estimated final pricing date, adjusted for the specific terms of the agreements. Variations between the price used to recognize revenue and the actual final price received can be caused by changes in prevailing copper prices and result in an embedded derivative. The host contract is the receivable from the sale of copper concentrate at the forward LME price at the time of sale. The embedded derivative, which does not qualify for hedge accounting, is marked-to-market each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included as a component of revenue while the contract itself is recorded in accounts receivable.

Gold Fields’ Realized Gold and Copper Prices

The following table sets out the average, the high and the low London afternoon fixing price per ounce of gold and Gold Fields’ average U.S. dollar realized gold price during the past three years. Gold Fields’ average realized gold price per equivalent ounce is calculated using the actual price per ounce of gold received on gold sold and the actual amount of revenue received on sales of copper, expressed in terms of the price per gold equivalent ounce.

Realized Gold Price(1)	2016	2015	2014
	(U.S.$)
Average	1,250	1,167	1,266
High	1,355	1,296	1,385
Low	1,077	1,060	1,142
Gold Fields’ average realized gold price(2)	1,241	1,140	1,249

Notes:

(1)	Prices stated per ounce.
(2)	Gold Fields’ average realized gold price may differ from the average gold price due to the timing of its sales of gold within each year.

The following table sets out the average, the high and the low LME cash settlement price per tonne for copper and Gold Fields’ average U.S. dollar realized copper price for fiscal 2016, fiscal 2015 and fiscal 2014.

Realized Copper Price(1)	2016	2015	2014
	(U.S.$)
Average	4,863	5,376	6,861
High	5,936	6,401	7,440
Low	4,311	4,347	6,306
Gold Fields’ average realized copper price(2)	4,913	4,787	6,827

Notes:

(1)	Prices stated per tonne.
(2)	Gold Fields’ average realized copper price may differ from the average copper price due to the timing of its sales of copper within each year and is net of treatment and refining charges.

Production

Gold Fields’ revenues are primarily driven by its production levels and the price it realizes on the sale of gold. Production levels are affected by a number of factors, some of which are described below. Total managed production decreased from 2.24 million ounces in fiscal 2015 to 2.22 million ounces in fiscal 2016.

Labor Impact

In recent years, Gold Fields has experienced union activity in some of the countries in which it operates, including the entry of rival unions, which has resulted in more frequent industrial disputes, including violent protests, intra-union violence and clashes with police authorities, and has impacted labor relations. South Deep has a relatively well educated labor force with a component of skilled and semi-skilled employees who receive remuneration packages that are competitive and highly incentivized. There is also no evidence to date that AMCU, which has been responsible for extensive strike action at South Africa’s gold and platinum mines, has established a material presence at the mine. The NUM is the dominant union, providing relatively stable relations.

There were no work stoppages as a result of strikes during 2016, 2015 and 2014 at all the Gold Fields operations.

Health and Safety Impact

Gold Fields’ operations are also subject to various health and safety laws and regulations that impose various duties on Gold Fields’ mines while granting the authorities broad powers to, among other things, close or suspend operations at unsafe mines and order corrective action relating to health and safety matters. Additionally, it is Gold Fields’ policy to halt production at its operations when serious accidents occur in order to rectify dangerous situations and, if necessary, retrain workers. During 2016, Gold Fields operations suffered 16 work safety related stoppages, two related to the fatality in September and 14 related to unsafe conditions. During 2015, Gold Fields operations suffered three work safety related stoppages, two related to the fatalities in March and May and the third one related to a serious accident in April. In South Africa, Gold Fields has actively engaged with the DMR on the protocols applied to safety-related mine closures.

Gold Fields expects that each of these factors will continue to impact production levels in the future.

Costs

Over the last three years, Gold Fields’ production costs consisted primarily of labor and contractor costs, power, water and consumable stores, which include explosives, timber, diesel fuel, other petroleum products and other consumables. Gold Fields expects that its total costs, particularly the input costs noted above, are likely to continue to increase in the near future driven by general economic trends, market dynamics and other regulatory changes.

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

The Gold Fields’ South African operation is labor intensive due to the use of deep level underground mining methods. As a result, over the last three fiscal years labor has represented on average 34% of AIC at the South African operation. In fiscal 2016, labor represented 36% of AIC at the South African operation.

At the latest wage talks with organized labor which commenced on March 19, 2015, Gold Fields offered an all-inclusive package which included a scarce skills allowance and a housing allowance. On April 10, 2015, the Group signed a three-year wage and other conditions of employment agreement with the NUM and UASA, the registered trade unions at South Deep. The agreement resulted in average annual wage increases of 10% over the three-year period of the deal. The first increase took effect on April 1, 2015.

At the South African operation, power and water made up on average 9% of AIC over the last three years. In fiscal 2016, power and water costs made up 8% of AIC at the South African operation. Eskom applied to the NERSA for a 16% average tariff increase on each of April 1, 2013, 2014, 2015, 2016 and 2017, and NERSA granted Eskom an average increase of 8% for each of the years, except for the actual legislated increase applicable to the mining industry on April 1, 2015 which was 12.69%, being 8% plus 4.69% due to the clawing back by Eskom of prudent costs through the “regulatory clearing account” in respect of the three-year period from April 2010 to March 2013 and an increase of 9.4% effective April 1, 2016. Effective April 1, 2017, NERSA approved a 2.2% electricity increase. It is not clear what increases will be granted in the future.

Both Tarkwa and Damang concluded tariff negotiations for fiscal 2014 and fiscal 2015 with their respective power suppliers (the state electricity supplier, the VRA, supplies power to Tarkwa and the ECG provides power to Damang). The ECG’s tariff for the period January 1, 2014 to December 31, 2014 was U.S.$0.22/kWh, from January 1, 2015 to December 31, 2015 was U.S.$0.23/kWh and January 1, 2016 to December 31, 2016 was U.S.$0.23/kWh. Following negotiations with management, ECG agreed to decrease its tariffs to U.S.$0.20/kWh from August 1, 2015 to January 31, 2016. Tarkwa has agreed tariffs with VRA with a base tariff of U.S.$0.17/kWh with effect from January 1, 2015 using a tariff model which inputs actual variables (including the generation mix and input prices) of the previous quarter to determine the tariff for the current quarter. The average VRA tariff for fiscal 2016 was U.S.$0.16/kWh.

In order to reduce their reliance on power supplied by VRA and ECG, Tarkwa and Damang entered into a 15 and eight-year power purchase agreement with independent power producer Genser. Under the power purchase agreement, Genser agreed to commission a gas’ power generation facility at Tarkwa and Damang. This power supply is expected to eventually replace all or a significant proportion of Tarkwa and Damang’s current supply from the VRA and ECG. Genser has installed three 11MW turbines at Tarkwa and five 5.5MW turbines at Damang. These plants were commissioned in December 2016. An additional 11MW is planned to be installed at Tarkwa to meet full demand, with commissioning set for January 2018.

Contractor costs represented on average 6% of AIC at Tarkwa over the last fiscal years, and 6% of AIC during 2016. Over the last three years, contractor costs represented on average 17% of AIC at Damang with 21% in fiscal 2016. Following the restructuring concluded in the first half of 2016 in Damang, the direct labor cost has decreased as all mining and development will be performed by outside contractors. Direct labor costs represent on average a further 14% of AIC at Tarkwa over the last three years and 15% in fiscal 2016. Over the last three years, direct labor costs represented on average 15% at Damang and 12% in fiscal 2016.

Gold Fields’ operations in Ghana consume large quantities of diesel fuel for the running of their mining fleet. The cost of diesel fuel is directly related to the oil price and any movement in the oil price will have an impact on the cost of diesel fuel and therefore the cost of running the mining fleet. Over the last three years, fuel costs have represented 11% of AIC at the Ghana operations. In fiscal 2016, fuel costs represented 10% of AIC at the Ghana operations. Fuel use is proportionately higher at the Ghana operations than at other operations because open pit mining in general requires more fuel usage than underground mining and because of the configuration of the Ghana operations, including the scale of certain of the pits and the distances between the pits and the plants.

At Cerro Corona, contractor cost represented on average 25% of AIC over the last three years and 25% of AIC during 2016. Direct labor costs represent on average a further 17% of AIC over the last three years and 20% in fiscal 2016. Power and water made up on average a further 5% of AIC over the last three years and 6% in fiscal 2016.

At the Australian operations, mining operations were historically conducted by outside contractors. However, at Agnew/Lawlers, owner mining at the underground operations commenced in May 2010, while development is still conducted by outside contractors. At St. Ives, owner mining commenced in July 2011 at the underground operations and in July 2012 at the surface operations, but development is still conducted by contractors. Over the last three years, total contractor costs represented on average 22% at St. Ives and 35% at Agnew/Lawlers of AIC and direct labor costs represented on average a further 16% at St. Ives and 16% at Agnew/Lawlers of AIC. In fiscal 2016, contractors and direct labor cost represented 24% and 16% at St. Ives and 41% and 18% at Agnew/Lawlers, respectively. Power and water made up, on average, a further 9% and 7% of AIC over the last three years and 9% and 6% of AIC in fiscal 2016 at St. Ives and Agnew/Lawlers, respectively. At the Granny Smith and Darlot operations, mining operations and development are conducted through owner mining. Over the last three years, contractors and direct labor cost represented, on average, 16% and 25% at Granny Smith and 16% and 35% at Darlot, respectively. In fiscal 2016, contractors and direct labor cost represented 16% and 26% at Granny Smith and 16% and 35% at Darlot, respectively. Power and water made up, on average, a further 9% and 8% of AIC over the last three years and 8% and 9% of AIC in fiscal 2016 at Granny Smith and Darlot, respectively.

The remainder of Gold Fields’ total costs consists primarily of amortization and depreciation, exploration costs and selling, administration and general and corporate charges.

All-in Sustaining and All-in Cost

The WGC has worked closely with its member companies to develop definitions for AISC and AIC. The WGC is not a regulatory industry organization and does not have the authority to develop accounting standards or disclosure requirements. Gold Fields ceased being a member of the WGC in fiscal 2014. AISC and AIC are non-IFRS measures. These non-IFRS measures are intended to provide further transparency into the costs associated with producing and selling an ounce of gold. The standard was released by the WGC on June 27, 2013. It is expected that these metrics will be helpful to investors, governments, local communities and other stakeholders in understanding the economics of gold mining. AISC incorporates costs related to sustaining current production. AIC includes additional costs which relate to the growth of the Group. AISC, as defined by the WGC, are operating costs plus all costs not already included therein relating to sustaining current production, including sustaining capital expenditure. The value of by-product revenues such as silver and copper is deducted from operating costs as it effectively reduces the cost of gold production. AIC starts with AISC and adds additional costs which relate to the growth of the Group, including non-sustaining capital expenditure and exploration, evaluation and feasibility costs not associated with current operations.

AISC and AIC are reported on a per ounce of gold basis, net of by-product revenues (as per the WGC definition) as well as on a per ounce of gold equivalent basis, gross of by-product revenues.

An investor should not consider AISC or AIC in isolation or as alternatives to operating costs, cash flows from operating activities or any other measure of financial performance presented in accordance with IFRS. AISC and AIC as presented in this report may not be comparable to other similarly titled measures of performance of other companies.

The following tables set out a reconciliation of Gold Fields’ operating costs, as calculated in accordance with IFRS (refer note 2 to the consolidated financial statements), to its AISC and AIC net of by-product revenues per ounce of gold sold for fiscal 2016, 2015 and 2014. The following tables also set out AISC and AIC gross of by-product revenue on a gold equivalent ounce basis for fiscal 2016, 2015 and 2014.

	AISC and AIC, net of by-product revenue per ounce of gold
	For the year ended December 31, 2016
	South Deep	Tarkwa	Damang	St. Ives	Agnew/ Lawlers	Darlot	Granny Smith	Cerro Corona	Corporate and other	Group(1)
	(in U.S.$ million except as otherwise stated)
Operating costs	272.3	344.7	136.4	192.8	145.7	57.3	141.1	143.7	(1.1)	1,433.0
Gold inventory change	(0.7)	(17.5)	(0.4)	(11.0)	(5.1)	0.4	(7.4)	(3.8)	—	(45.5)
Royalties	1.8	35.4	9.2	11.5	7.1	2.0	8.8	4.6	—	80.4
Realized gains and losses on commodity cost hedges	—	—	—	0.6	0.2	0.1	0.7	—	—	1.6
Community/social responsibility costs	1.2	5.1	0.3	—	—	—	—	8.7	—	15.3
Non-cash remuneration (share-based payments	2.3	2.5	0.3	1.5	0.8	0.4	0.9	2.0	3.6	14.4
Cash remuneration (long-term employee benefits	2.4	3.0	0.8	0.9	0.9	0.6	1.0	1.8	(0.5)	11.0
Other	—	—	—	—	—	—	—	0.9	11.9	12.8
By-product revenue(2)	(0.5)	(1.5)	(0.1)	(0.8)	(0.2)	(0.3)	(0.1)	(130.6)	—	(134.1)
Rehabilitation amortization and interest	0.4	4.8	0.7	8.9	3.2	0.2	1.4	3.9	—	23.5
Sustaining capital expenditure(3)	70.1	168.4	37.9	140.0	70.0	21.4	90.3	42.8	—	640.8

All-in sustaining costs(1)	349.3	545.0	185.2	344.3	222.5	82.3	236.7	74.4	13.9	2,053.6
Exploration, feasibility and evaluation costs(4)	—	—	—	—	—	—	—	—	47.1	47.1
Non-sustaining capital expenditure(3)	7.8	—	—	—	—	—	—	—	1.3	9.1

All-in costs(1)	357.1	545.0	185.2	344.3	222.5	82.3	236.7	74.4	62.0	2,109.4

Gold only ounces sold (‘000oz)	289.4	568.1	147.7	362.9	229.3	66.4	283.8	149.1	—	2,096.8
All-in sustaining cost	349.3	545.0	185.2	344.3	222.5	82.3	236.7	74.0	13.9	2,053.6
All-in sustaining cost net of by-product revenue per ounce of gold sold (U.S.$/oz)	1,207	959	1,254	949	971	1,238	834	499	—	980

All-in costs	357.1	545.0	185.2	344.3	222.5	82.3	236.7	74.0	62.0	2,109.4
All-in costs net of by-product revenue per ounce of gold sold (U.S.$)	1,234	959	1,254	949	971	1,238	834	499	—	1,006

Notes:

(1)	This total may not reflect the sum of the line items due to rounding.
(2)	By-product revenue at Cerro Corona relates to copper. For all the other operations, by-product revenue relates to silver.
(3)	Sustaining capital expenditure represents the majority of capital expenditures at existing operations, including underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures at existing operations and is calculated as total capital expenditure per note 41 to the consolidated financial statements, less non-sustaining capital expenditures. Non-sustaining capital expenditures represent capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations.
(4)	Includes exploration, feasibility and evaluation and share of equity accounted losses of Far Southeast Gold Resources Incorporated.

	AISC and AIC, gross of by-product revenue per ounce of gold
	For the year ended December 31, 2016
	South Deep	Tarkwa	Damang	St. Ives	Agnew/ Lawlers	Darlot	Granny Smith	Cerro Corona	Corporate and other	Group(1)
	(in U.S.$ million except as otherwise stated)
All-in sustaining costs (per table above)	349.3	545.0	185.2	344.3	222.5	82.3	236.7	74.4	13.9	2,053.6
Add back by-product revenue(2)	0.5	1.5	0.1	0.8	0.2	0.3	0.1	130.6	—	134.1

All-in sustaining costs gross of by-product revenue	349.8	546.5	185.2	345.1	222.8	82.5	236.8	205.0	13.9	2,187.7

All-in costs (per table above)	357.1	545.0	185.2	344.3	222.5	82.3	236.7	74.4	61.5	2,109.5
Add back by-product revenue(2)	0.5	1.5	0.1	0.8	0.2	0.3	0.1	130.6	—	134.1

All-in costs gross of by-product revenue	357.6	546.5	185.2	345.1	222.8	82.5	236.8	205.0	61.5	2,243.6

Gold equivalent ounces sold	289.4	568.1	147.7	362.9	229.3	66.4	283.8	268.9	—	2,216.4
All-in sustaining costs gross of by-product revenue (U.S.$/equivalent oz)	1,209	962	1,254	951	972	1,243	834	762	—	987

All-in costs gross of by-product revenue (U.S.$/equivalent oz)	1,236	962	1,254	951	972	1,243	834	762	—	1,012

Notes:

(1)	This total may not reflect the sum of the line items due to rounding.
(2)	By-product revenue at Cerro Corona relates to copper. For all the other operations, by-product revenue relates to silver.

AISC net of by-product revenues decreased by 3% from U.S.$1,007 per ounce of gold in fiscal 2015 to U.S.$980 per ounce of gold in fiscal 2016, mainly due to lower operating costs (including gold inventory change), lower losses on commodity cost hedges, higher by-product credits, partially offset by higher non-cash and cash remuneration and higher sustaining capital expenditure. AISC in fiscal 2015 included U.S.$8 million of inventory written off at Damang. AIC net of by-product revenues decreased by 2% from U.S.$1,026 per ounce of gold in fiscal 2015 to U.S.$1,006 per ounce of gold in fiscal 2016, for the same reasons as AISC, as well as lower non-sustaining capital expenditure, partially offset by higher exploration, feasibility and evaluation costs.

AISC gross of by-product revenues decreased by 1% from U.S.$1,000 per equivalent ounce of gold in fiscal 2015 to U.S.$987 per equivalent ounce of gold in fiscal 2016 mainly due to lower operating costs (including gold inventory change) and lower losses on commodity cost hedges, partially offset by higher non-cash and cash remuneration and higher sustaining capital expenditure. AIC gross of by-product revenues decreased by 1% from U.S.$1,018 per equivalent ounce of gold in fiscal 2015 to U.S.$1,012 per equivalent ounce of gold in fiscal 2016, for the same reasons as AISC gross of product revenue, as well as lower non-sustaining capital expenditure, partially offset by higher exploration, feasibility and evaluation costs.

	AISC and AIC, net of by-product revenue per ounce of gold
	For the year ended December 31, 2015
	South Deep	Tarkwa	Damang	St. Ives	Agnew/ Lawlers	Darlot	Granny Smith	Cerro Corona	Corporate and other	Group(1)
	(in U.S.$ million except as otherwise stated)
Operating costs	236.6	334.2	184.3	195.0	142.6	59.8	135.9	143.8	(0.8)	1,431.3
Gold inventory change	—	(7.3)	2.1	25.3	(1.1)	(0.6)	5.4	1.0	—	24.9
Inventory write-off	—	—	8.0	—	—	—	—	—	—	8.0
Royalties	1.2	34.0	9.7	10.7	6.6	2.1	8.7	3.1	—	76.0
Realized gains and losses on commodity cost hedges	—	—	—	5.0	1.5	0.5	5.2	—	—	12.1
Community/social responsibility costs	1.7	2.1	0.2	—	—	—	—	8.3	—	12.2
Non-cash remuneration (share-based payments)	1.0	1.5	0.3	1.2	0.7	0.2	0.4	1.2	4.4	10.9
Cash remuneration (long-term employee benefits)	1.0	1.4	0.4	0.2	0.5	0.2	0.3	0.8	0.6	5.3
Other	—	—	—	—	—	—	—	—	8.5	8.5
By-product revenue(2)	(0.4)	(5.5)	—	(0.5)	(0.3)	(0.2)	(0.1)	(113.8)	—	(120.7)
Rehabilitation amortization and interest	0.8	3.7	0.6	8.9	3.4	0.8	1.8	4.9	—	25.0
Sustaining capital expenditure(3)	53.2	204.2	16.9	114.5	73.0	20.0	72.4	64.8	—	619.9

All-in sustaining costs(1)	295.1	568.2	222.5	360.2	226.8	82.9	230.0	114.0	12.7	2,113.3
Exploration, feasibility and evaluation costs(4)	—	—	—	—	—	—	—	—	26.0	26.0
Non-sustaining capital expenditure(3)	13.7	—	—	—	—	—	—	—	0.5	14.2

All-in costs(1)	308.8	568.2	222.5	360.2	226.8	82.9	230.0	114.0	39.2	2,153.5

Gold only ounces sold (‘000oz)	198.0	586.1	167.8	371.9	236.6	78.4	301.1	158.8	—	2,098.8
All-in sustaining cost	295.1	568.2	222.5	360.2	226.8	82.9	230.0	114.0	12.7	2,113.3
All-in sustaining cost net of by-product revenue per ounce of gold sold (U.S.$/oz)	1,490	970	1,326	969	959	1,057	764	718	—	1,007

All-in costs	308.8	568.2	222.5	360.2	226.8	82.9	230.0	114.0	39.2	2,153.5
All-in costs net of by-product revenue per ounce of gold sold (U.S.$)	1,559	970	1,326	969	959	1,057	764	718	—	1,026

Notes:

(1)	This total may not reflect the sum of the line items due to rounding.
(2)	By-product revenue at Cerro Corona relates to copper. For all the other operations, by-product revenue relates to silver.
(3)	Sustaining capital expenditure represents the majority of capital expenditures at existing operations, including underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures at existing operations and is calculated as total capital expenditure per note 41 to the consolidated financial statements, less non-sustaining capital expenditures. Non-sustaining capital expenditures represent capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations.
(4)	Includes exploration, feasibility and evaluation and share of equity accounted losses of Far Southeast Gold Resources Incorporated.

	AISC and AIC, gross of by-product revenue per ounce of gold
	For the year ended December 31, 2015
	South Deep	Tarkwa	Damang	St. Ives	Agnew/ Lawlers	Darlot	Granny Smith	Cerro Corona	Corporate and other	Group(1)
	(in U.S.$ million except as otherwise stated)
All-in sustaining costs (per table above)	295.1	568.2	222.5	360.2	226.8	82.9	230.0	114.0	12.7	2,113.3
Add back by-product revenue(2)	0.4	5.5	—	0.5	0.3	0.2	0.1	113.8	—	120.7

All-in sustaining costs gross of by-product revenue	295.5	573.7	222.5	360.7	227.1	83.1	230.1	227.8	12.7	2,234.0

All-in costs (per table above)	308.8	568.2	222.5	360.2	226.8	82.9	230.0	114.0	39.2	2,153.5
Add back by-product revenue(2)	0.4	5.5	—	0.5	0.3	0.2	0.1	113.8	—	120.7

All-in costs gross of by-product revenue	309.2	573.7	222.5	360.7	227.1	83.1	230.1	227.8	39.2	2,274.2

Gold equivalent ounces sold	198.0	586.1	167.8	371.9	236.6	78.4	301.1	293.3	—	2,233.3
All-in sustaining costs gross of by-product revenue (U.S.$/equivalent oz)	1,492	979	1,326	970	960	1,059	764	777	—	1,000

All-in costs gross of by-product revenue (U.S.$/equivalent oz)	1,561	979	1,326	970	960	1,059	764	777	—	1,018

Notes:

(1)	This total may not reflect the sum of the line items due to rounding.
(2)	By-product revenue at Cerro Corona relates to copper. For all the other operations, by-product revenue relates to silver.

AISC net of by-product revenues decreased by 4% from U.S.$1,053 per ounce of gold in fiscal 2014 to U.S.$1,007 per ounce of gold in fiscal 2015, mainly due to lower operating costs, the weaker average R/US dollar and A$/US dollar gold price, partially offset by lower by-product credits and higher capital expenditure. AISC net of by-product revenues decreased by 6% from U.S.$1,087 per ounce of gold in fiscal 2014 to U.S.$1,026 per ounce of gold in fiscal 2015, due to the lower exploration, feasibility and evaluation costs and lower non-sustaining capital expenditure.

AISC gross of by-product revenues decreased by 5% from U.S.$1,053 per equivalent ounce of gold in fiscal 2014 to U.S.$1,000 per equivalent ounce of gold in fiscal 2015, mainly due to lower operating costs, the weaker average R/US dollar and A$/US dollar gold price, partially offset by higher capital expenditure. AIC gross of by-product revenues decreased by 6% from U.S.$1,086 per equivalent ounce of gold in fiscal 2014 to U.S.$1,018 per equivalent ounce of gold in fiscal 2015, due to lower exploration, feasibility and evaluation costs and lower non-sustaining capital expenditure.

	AISC and AIC, net of by-product revenue per ounce of gold
	For the year ended December 31, 2014
	South Deep	Tarkwa	Damang	St. Ives	Agnew/ Lawlers	Darlot	Granny Smith	Cerro Corona	Corporate and other	Group(1)
	(in U.S.$ million except as otherwise stated)
Operating costs	245.5	373.9	177.6	292.3	173.0	81.9	182.6	158.2	—	1,684.9
Gold inventory change	—	(2.3)	2.1	(9.9)	(0.3)	1.7	—	1.5	—	(7.2)
Royalties	1.3	35.3	11.2	11.6	8.3	2.7	10.0	5.8	—	86.1
Realized gains and losses on commodity cost hedges	—	—	—	0.1	(0.1)	—	0.3	—	—	0.3
Community/social responsibility costs	3.9	1.2	0.2	—	—	—	—	7.0	—	12.3
Non-cash remuneration (share-based payments)	2.8	4.2	0.6	2.7	1.3	0.5	1.0	2.6	10.2	26.0
Cash remuneration (long-term employee benefits	0.6	1.5	0.2	1.2	0.7	0.4	0.7	1.2	2.1	8.7
Other	—	—	—	—	—	—	—	—	10.6	10.6
By-product revenue(2)	(0.5)	(0.5)	(0.1)	(0.5)	(0.3)	(0.3)	(0.1)	(182.1)	—	(184.5)
Rehabilitation amortization and interest	1.8	9.0	1.1	6.1	2.0	0.5	1.7	3.3	—	25.5
Sustaining capital expenditure(3)	54.9	174.1	16.0	117.5	83.4	14.7	58.9	51.0	—	570.4

All-in sustaining costs(1)	310.3	596.5	208.9	421.0	267.9	102.2	255.1	48.5	22.9	2,232.9

Exploration, feasibility and evaluation costs(4)	—	—	—	—	—	—	—	—	34.6	34.6
Non-sustaining capital expenditure(3)	37.0	—	—	—	—	—	—	—	1.5	38.5

All-in costs(1)	347.2	596.5	208.9	421.0	267.9	102.2	255.1	48.5	59.0	2,306.0

Gold only ounces sold (‘000oz)	200.5	558.3	177.8	361.7	270.7	83.6	315.2	153.6	—	2,121.4
All-in sustaining cost	310.3	596.5	208.9	421.0	267.9	102.2	255.1	48.5	22.9	2,232.9

All-in sustaining cost net of by-product revenue per ounce of gold sold (U.S.$/oz)	1,548	1,068	1,175	1,164	990	1,222	809	316	—	1,053

All-in costs	347.2	596.5	208.9	421.0	267.9	102.2	255.1	48.5	59.0	2,306.0

All-in costs net of by-product revenue per ounce of gold sold (U.S.$)	1,732	1,068	1,175	1,164	990	1,222	809	316	—	1,087

Notes:

(1)	This total may not reflect the sum of the line items due to rounding.
(2)	By-product revenue at Cerro Corona relates to copper. For all the other operations, by-product revenue relates to silver.
(3)	Sustaining capital expenditure represents the majority of capital expenditures at existing operations, including underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures at existing operations and is calculated as total capital expenditure per note 41 to the consolidated financial statements, less non-sustaining capital expenditures. Non-sustaining capital expenditures represent capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations.
(4)	Includes exploration, feasibility and evaluation and share of equity accounted losses of Far Southeast Gold Resources Incorporated.

	AISC and AIC, gross of by-product revenue per ounce of gold
	For the year ended December 31, 2014
	South Deep	Tarkwa	Damang	St. Ives	Agnew/ Lawlers	Darlot	Granny Smith	Cerro Corona	Corporate and other	Group(1)
	(in U.S.$ million except as otherwise stated)
All-in sustaining costs (per table above)	310.3	596.5	208.9	421.0	267.9	102.2	255.1	48.5	22.9	2,232.9
Add back by-product revenue(2)	0.5	0.5	0.1	0.5	0.3	0.3	0.1	182.1	—	184.5

All-in sustaining costs gross of by-product revenue	310.8	597.0	209.0	421.5	268.3	102.5	255.2	230.6	22.9	2,417.4

All-in costs (per table above	347.2	596.5	208.9	421.0	267.9	102.2	255.1	48.5	59.0	2,306.0
Add back by-product revenue(2)	0.5	0.5	0.1	0.5	0.3	0.3	0.1	182.1	—	184.5

All-in costs gross of by-product revenue	347.7	597.0	209.0	421.5	268.3	102.5	255.2	230.6	59.0	2,490.5

Gold equivalent ounces sold	200.5	558.3	177.8	361.7	270.7	83.6	315.2	328.6	—	2,296.2
All-in sustaining costs gross of by-product revenue (U.S.$/equivalent oz)	1,550	1,069	1,175	1,165	991	1,225	810	702	—	1,053

All-in costs gross of by-product revenue (U.S.$/equivalent oz)	1,734	1,069	1,175	1,165	991	1,225	810	702	—	1,086

Notes:

(1)	This total may not reflect the sum of the line items due to rounding.
(2)	By-product revenue at Cerro Corona relates to copper. For all the other operations, by-product revenue relates to silver.

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

Where unrefined mineral resources (such as uranium) constitute less than 10% in value of the total composite mineral resources, the royalty rate in respect of refined mineral resources may be used for all gross sales and a separate calculation of EBIT for each class of mineral resources is not required. For Gold Fields, this means that currently it will pay a royalty based on the refined minerals royalty calculation as applied to its gross revenue. The rate of royalty tax payable for fiscal 2016, 2015 and 2014 was 0.5%, 0.5% and 0.5% of revenue, respectively.

Ghana

Minerals are owned by the Republic of Ghana and held in trust by the President. As such, in fiscal 2016 the Tarkwa and Damang operations were subject to a gold royalty of 5% of total revenue earned from minerals obtained. In fiscal 2017, under the terms of the Development Agreement entered into with the government of Ghana, Tarkwa and Damang will be subject to a sliding scale for royalty rates, linked to the prevailing gold price. The royalty sliding scale is as follows:

Average gold price
Low value	High value	Royalty rate
(U.S.$)
—	1,299.99	3.0%
1,300.00	1,449.99	3.5%
1,450.00	2,299.99	4.1%
2,300.00	Unlimited	5.0%

Australia

Royalties are payable to the state based on the amount of gold produced from a mining tenement. Royalties are payable quarterly at a fixed rate of 2.5% of the royalty value of gold sold. The royalty value of gold is the amount of gold produced during the month multiplied by the average gold spot price for the month.

Peru

Royalties are calculated with reference to the operating margin and ranging from 1% (for operating margins less than 10%) to 12% (for operating margins of more than 80%). La Cima’s effective royalty rate for fiscal 2016, 2015 and 2014 was 6.4%, 4.0% and 3.3% of operating profit, respectively.

Income And Mining Taxes

South Africa

Generally, South Africa imposes tax on the worldwide income (including capital gains) of all of Gold Fields’ South African incorporated and tax resident entities. Certain classes of passive income such as interest and royalties, and certain capital gains, derived by Controlled Foreign Companies, or CFC, could be subject to South African tax on a notional imputation basis. CFCs generally constitute a foreign company in which Gold Fields owns or controls more than 50% of the shareholding.

Gold Fields pays taxes on its taxable income generated by its mining and non-mining tax entities. Under South African law, gold mining companies and non-gold mining companies are taxed at different rates. Companies in the Group not carrying on the direct gold mining operations are taxed at a statutory rate of 28%.

GFO and GFIJVH jointly own the South Deep Mine and constitute gold mining companies for South African taxation purposes. These companies are subject to the gold formula on their mining income.

The applicable formula takes the form Y	=	34 – 170
x

Where:

Y	=	the tax rate to be determined

x	=	the ratio of taxable income to the total income (expressed as a percentage)

The effective mining tax rate for GFO and GFIJVH, owners of the South Deep mine, has been calculated at 30% (2015: 30% and 2014: 30%).

Ghana

Ghanaian resident entities are subject to tax on the basis of income derived from, accruing in, received in, or brought into Ghana. The standard corporate income tax rate applicable to mining companies was 35%. Gold Fields signed a Development Agreement with the government of Ghana for both the Tarkwa and Damang mines during 2016. This agreement resulted in a reduction in the corporate tax rate from 35% to 32.5%, effective March 17, 2016.

Under the previous project development agreement (entered into between the Ghanaian government and Gold Fields Ghana) and the deed of warranty (entered into between the Ghanaian government and Abosso Goldfields), the government agreed that no withholding tax shall be deducted from the payment of any dividend or capital repayment declared by Gold Fields Ghana or Abosso which was due and payable to any shareholder not normally resident in Ghana. The new Development Agreement which became effective March 17, 2016, did not cover any withholding tax on dividends and accordingly, future dividends out of Ghana will be subject to 8% withholding tax.

Implementation of Ghana’s Income Tax Act 2015, Act 896 continues, while awaiting issuance of supporting practice and guidance notes by the tax authorities. In August 2016, the Income Tax Regulations (L.I. 2244) were entered into force. While LI 2244 has clarified a number of uncertainties with regards to the implementation of Act 896 (such as unutilized capital allowances and ring-fencing), the industry continues to dialogue with the government and with the tax authorities for even further clarity as gaps still persist.

The Revenue Administration Act, 2016 (Act 915), or Act 915, was gazetted in August 2016 and enters into force from January 1, 2017. Act 915 consolidates tax administration provisions from the various tax laws (income tax, value added tax, customs) into a single act and introduces a more stringent tax compliance framework. Act 915 now enables taxpayers to offset surpluses and liabilities arising from different tax types. It should be noted that the tax authorities are again expected to release guidance notes to allow taxpayers to fully utilize the offset mechanism.

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

Peru

Peruvian taxes for resident individuals and domiciled corporations are based on their worldwide income, and for non-resident individuals and non-domiciled corporations are based on their Peruvian income source. The general income tax rate applicable to domiciled corporations is 29.5% on taxable income and to non-resident corporations is 30%. The income tax applied to interest paid to non-residents is 4.99%. The dividends tax rate (to resident and non-resident) is 5%. Capital gains are also taxed as ordinary income for domiciled corporations.

Exchange Rates

Gold Fields’ Australian and South African revenues and costs are very sensitive to the Australian dollar/US dollar exchange rate and the Rand/U.S. dollar exchange rate, because revenues are generated using a gold price denominated in US dollars, while the costs of the Australian and South African operations are incurred principally in Australian dollars and Rand, respectively. Depreciation of the Australian dollar and Rand against the US dollar reduces Gold Fields’ average costs when they are translated into US dollars, thereby increasing the operating margin of the Australian and South African operations. Conversely, appreciation of the Australian dollar and Rand results in Australian and South African operating costs being translated into US dollars at a lower Australian dollar/US dollar exchange rate and Rand/US dollar exchange rate, resulting in lower operating margins. The impact on profitability of any change in the value of the Australian dollar and Rand against the US dollar can be substantial. Furthermore, the exchange rates obtained when converting US dollars to Australian dollar and Rand are set by foreign exchange markets, over which Gold Fields has no control. In fiscal 2016, movements in the US dollar/Rand exchange rate had a significant impact on Gold Fields’ results of operations as the Rand weakened 16% against the US dollar, from an average of R12.68 per U.S.$1.00 in fiscal 2015 to R14.70 per U.S.$1.00 in fiscal 2016. The Australian dollar was similar at an average of A$1.00 per U.S.$0.75.

With respect to its operations in Ghana and Peru, a substantial portion of Gold Fields’ operating costs (including wages) are either directly incurred in US dollars or are translated to US dollars. Accordingly, fluctuations in the Ghanaian Cedi and Peruvian Nuevos Soles do not materially impact operating results for the Ghana and Peru operations.

During 2016, Gold Fields had the following currency forward contract:

•

On February 25, 2016, South Deep entered into U.S.$/Rand forward exchange contracts for a total delivery of U.S.$69.8 million starting at July 2016 to December 2016. The average forward rate achieved over the six month period was R16.8273. The hedge was delivered into in July and August and the balance closed out in September 2016. The average rate achieved on delivery and close out was R13.8010, resulting in a positive cash flow of U.S.$14 million.

During 2015, Gold Fields had no currency forward contracts.

During 2014, Gold Fields had the following currency forward contract:

•

On October 1, 2014, South Deep entered into a U.S.$/Rand zero-cost collar for U.S.$7.5 million per month for a period of six months starting October 2014. A floor of R11.2 and an average cap over the period of R12.0567 was achieved.

Inflation

A period of significant inflation could adversely affect Gold Fields’ results and financial condition. For example, in fiscal 2016, inflation in South Africa was 6.8% (2015: 4.6% and 2014: 6.2%). Further, over the past several years, production costs, especially wages and electricity costs, have increased considerably. The effect of these increases has adversely affected, and may continue to adversely affect, the profitability of Gold Fields’ South Deep operations.

In fiscal 2016, the Group continued rationalizing and prioritizing capital expenditure without undermining the sustainability of its operations and continued prioritization of cash generation over production volumes. The Ghanaian operations concluded a Development Agreement with the government of Ghana for both the Tarkwa and Damang mines. The highlights of the agreement included reductions in the tax and royalty rates. The Group undertook reductions in labor costs through a retrenchment process in Damang in preparation for rightsizing for the Damang Reinvestment Plan. In addition, the Australian operations implemented a margin improvement project.

In fiscal 2015, the Group undertook reductions in labor costs through completing the retrenchment process in Ghana following the closure of the heap leach facilities at Tarkwa and rightsizing at the Australian operations following the closure of the Cave Rocks underground mine at St. Ives. In addition, the Group implemented various business improvement initiatives to reduce costs across all regions.

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

The same applies to the Australian operations with regard to the link between Australian dollars and US dollars. The Peruvian and Ghanaian operations, on the other hand, are affected by inflation without a potential similar effect on revenue proceeds, thereby increasing the impact of inflation on the operating margins.

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

Capital expenditure increased by U.S.$16 million, or 3%, from U.S.$634 million in fiscal 2015 to U.S.$650 million in fiscal 2016. Set out below are the capital expenditures made by Gold Fields during 2016. Also, refer to “Cash Flows From Investing Activities”.

South African operation

Gold Fields spent R1,145 million (U.S.$78 million) on capital expenditures at the South Deep in fiscal 2016 and has budgeted R1,309 million (U.S.$92.6 million) for capital expenditures at South Deep in fiscal 2017.

Ghanaian operations

Gold Fields spent U.S.$168 million on capital expenditures at Tarkwa in fiscal 2016 and has budgeted U.S.$180 million for capital expenditures at Tarkwa for fiscal 2017.

Gold Fields spent U.S.$38 million on capital expenditures at the Damang in fiscal 2016 and has budgeted U.S.$140 million of capital expenditures at Damang for fiscal 2017.

Peruvian operation

Gold Fields spent U.S.$43 million on capital expenditures at Cerro Corona in fiscal 2016 and has budgeted U.S.$53 million for capital expenditures at Cerro Corona for fiscal 2017.

Australian operations

Gold Fields spent A$188 million (U.S.$140 million) on capital expenditures at St. Ives in fiscal 2016 and has budgeted A$185 million (U.S.$135 million) for capital expenditures at St. Ives in fiscal 2017.

Gold Fields spent A$94 million (U.S.$70 million) on capital expenditures at Agnew/Lawlers in fiscal 2016 and has budgeted A$87 million (U.S.$64 million) for capital expenditures at Agnew/Lawlers for fiscal 2017.

Gold Fields spent A$29 million (U.S.$21 million) on capital expenditures at Darlot in fiscal 2016 and has budgeted A$12 million (U.S.$8 million) for capital expenditures at Darlot for fiscal 2017.

Gold Fields spent A$121 million (U.S.$90 million) on capital expenditures at Granny Smith in fiscal 2016 and has budgeted A$115 million (U.S.$84 million) for capital expenditures at Granny Smith for fiscal 2017.

Gold Fields has budgeted A$153 million (U.S.$112 million) for capital expenditure at the Gruyere Gold Project for fiscal 2017.

The actual expenditures for the future periods noted above may be different from the amounts set out above and the amount of actual capital expenditure will depend on a number of factors, such as production volumes, the price of gold, copper and other minerals mined by Gold Fields and general economic conditions. Some of the factors are outside of the control of Gold Fields.

Significant Accounting Judgements And Estimates

Gold Fields’ significant accounting policies are more fully described in the accounting policies to its consolidated financial statements included in this annual report. Some of Gold Fields’ accounting policies require the application of significant judgments and estimates by management that can affect the amounts reported in the consolidated financial statements. By their nature, these judgments are subject to a degree of uncertainty and are based on Gold Fields’ historical experience, terms of existing contracts, management’s view on trends in the gold mining industry, information from outside sources and other assumptions that Gold Fields considers to be reasonable under the circumstances. Actual results could differ from these estimates under different assumptions or conditions. Refer to the accounting policies to the consolidated financial statements included elsewhere in this annual report for the more significant areas requiring the use of management judgements and estimates.

RESULTS FOR THE PERIOD

Years ended December 31, 2016 and December 31, 2015

Profit/(loss) attributable to owners of the parent was a profit of U.S.$163 million (or U.S.$0.20 per share) for fiscal 2016 compared to a loss of U.S.$242 million (or U.S.$0.31 per share) for fiscal 2015. The reasons for this increase are discussed below.

Revenue

Revenue increased by 8% from U.S.$2,545 million in fiscal 2015 to U.S.$2,750 million in fiscal 2016. The increase in revenue of U.S.$205 million was mainly due to an increase of 9% in the average US dollar gold price for the year from U.S.$1,140 per equivalent ounce in fiscal 2015 to U.S.$1,241 per equivalent ounce in fiscal 2016. The rand weakened by 16% to the US dollar from an average of R12.68 in fiscal 2015 to R14.70 in fiscal 2016 and the average Australian/US dollar exchange rate was similar at A$1=U.S.$0.75.

Gold sales decreased by 1% from 2,233,300 equivalent ounces in fiscal 2015 to 2,216,400 equivalent ounces in fiscal 2016. Gold sales at the South African operation increased by 46% from 6,160 kilograms (198,000 ounces) to 9,001 kilograms (289,400 ounces). Gold sales at the Ghanaian operations decreased by 5% from 753,900 ounces to 715,800 ounces. Gold equivalent sales at the Peruvian operation (Cerro Corona) decreased by 8% from 293,300 equivalent ounces to 268,900 equivalent ounces. At the Australian operations, gold sales decreased by 5% from 988,000 ounces to 942,400 ounces. As a general rule, Gold Fields sells all the gold it produces in the year of production.

	2016			2015
	Revenue	Gold sold	Gold produced	Revenue	Gold sold	Gold produced
	(U.S.$ million)	(’000) (Ozs)	(’000) (Ozs)	(U.S.$ million)	(’000) (Ozs)	(’000) (Ozs)
South Deep	358.2	289.4	290.4	232.3	198.0	198.0
Tarkwa	708.9	568.1	568.1	680.7	586.1	586.1
Damang	183.4	147.7	147.7	194.8	167.8	167.8
Cerro Corona	322.3	268.9	270.2	292.2	293.3	295.6
St. Ives	452.3	362.9	362.9	431.8	371.9	371.9
Agnew/Lawlers	285.4	229.3	229.3	273.9	236.6	236.6
Darlot	83.1	66.4	66.4	91.3	78.4	78.4
Granny Smith	355.8	283.8	283.8	348.4	301.1	301.1

Total	2,749.5	2,216.4	2,218.7	2,545.4	2,233.3	2,235.6

At South Deep in South Africa, gold sales increased by 46% from 6,160 kilograms (198,000 ounces) to 9,001 kilograms (289,400 ounces) mainly due to increased volumes and grades.

At the Ghanaian operations, gold sales at Tarkwa decreased by 3% from 586,100 ounces to 568,100 ounces due to the lower yield. Damang’s gold sales decreased by 12% from 167,800 ounces to 147,700 ounces mainly due to lower yield.

At Cerro Corona in Peru, copper production increased by 7% from 28,702 tonnes to 30,667 tonnes and gold production decreased by 5% from 158,900 ounces to 150,200 ounces. As a result gold equivalent sales decreased by 8% from 293,300 ounces to 268,900 ounces due to lower copper to gold price ratio as well as lower gold head grades treated and lower gold recovery.

At the Australian operations, production at St. Ives decreased by 2% from 371,900 ounces to 362,900 ounces due to lower grade or ore milled following the closure of the Cave Rocks and Athena underground mines and transition to a predominantly open pit operation. At Agnew/Lawlers, gold sales decreased by 3% from 236,600 ounces to 229,300 ounces mainly due to a reduction in ore processed. Gold production at Darlot decreased by 15% from 78,400 ounces to 66,400 ounces due to lower grades mined. At Granny Smith, gold production decreased by 6% from 301,100 ounces to 283,800 ounces due to lower grades mined and an increase in stockpiled ore as a consequence of the timing of the December milling campaign.

Cost of Sales

Cost of sales, which comprise operating costs, gold inventory change and amortization and depreciation, increased marginally from U.S.$2,066 million in fiscal 2015 to U.S.$2,067 million in fiscal 2016.

Operating costs

Operating costs increased marginally from U.S.$1,431 million in fiscal 2015 to U.S.$1,433 million in fiscal 2016.

At South Deep in South Africa, operating costs increased by 33% from R3,000 million (U.S.$237 million) to R4,003 million (U.S.$272 million). This increase of R1,003 million was mainly due to the 47% increase in production, annual salary increases, the electricity increase and an increase in employees and contractors in line with the strategy to sustainably improve all aspects of the operation and to position the mine to achieve the targets set out in the Rebase Plan.

At the Ghanaian operations, operating costs decreased by 7% from U.S.$519 million in fiscal 2015 to U.S.$481 million in fiscal 2016. This decrease of U.S.$38 million was mainly at Damang due to lower mining and consumable costs in line with the lower production. It was partially offset by increased costs at Tarkwa. At Tarkwa, operating costs increased by 3% from U.S.$334 million to U.S.$345 million and at Damang, operating costs decreased by 26% from U.S.$184 million to U.S.$136 million.

At Cerro Corona in Peru, operating costs of U.S.$144 million in fiscal 2016 were similar to 2015.

At the Australian operations, operating costs increased by 2% from A$709 million (U.S.$533 million) in fiscal 2015 to A$720 million (U.S.$537 million) in fiscal 2016. At St. Ives, operating costs remained similar at A$259 million (U.S.$195 million). At Agnew/Lawlers, operating costs increased by 3% from A$190 million (U.S.$143 million) to A$195 million (U.S.$146 million). Operating costs at Darlot decreased by 4% from A$80 million (U.S.$60 million) to A$77 million (U.S.$57 million) due to cost reduction measures applied to mining activities. At Granny Smith, operating costs increased by 4% from A$181 million (U.S.$136 million) to A$189 million (U.S.$141 million) due to additional volumes.

Gold inventory change

The gold inventory credit to costs of U.S.$46 million in fiscal 2016 compared with a charge to costs of U.S.$25 million in fiscal 2015.

At South Deep, the gold inventory credit of Rnil (U.S.$nil) in fiscal 2015 compared with R11 million (U.S.$1 million) in fiscal 2016, due to gold produced not sold at year-end.

At Tarkwa, the gold inventory credit of U.S.$7 million in fiscal 2015 compared with U.S.$18 million in fiscal 2016, both due to a build-up of stockpiles.

At Damang, the gold inventory charge of U.S.$2 million in fiscal 2015 compared with a credit to costs of U.S.$nil in fiscal 2016, due to a drawdown of stockpiles and gold in circuit in fiscal 2015 compared to a build-up of gold in circuit in fiscal 2016.

At Cerro Corona, the gold inventory charge of U.S.$1 million in fiscal 2015 compared with a credit to costs of U.S.$4 million in fiscal 2016, due to a build-up of concentrate inventory in fiscal 2016 compared with a U.S.$1 million drawdown in fiscal 2015.

At St. Ives, the charge to costs of A$34 million (U.S.$25 million) in fiscal 2015 compared with a credit to costs of A$15 million (U.S.$11 million), due to a build-up on stockpiles in fiscal 2016 compared with a drawdown of stockpiles in fiscal 2015.

At Agnew/Lawlers, the credit to costs of A$2 million (U.S.$1 million) in fiscal 2015 increased to A$7 million (U.S.$5 million) in fiscal 2016, both due to a build-up of stockpiles.

At Darlot, the credit to costs of A$1 million (U.S.$1 million) in fiscal 2015 compared with a charge to costs of A$1 million (U.S.$nil) due to a drawdown of gold in circuit in fiscal 2016 compared to a build-up of gold in circuit in fiscal 2015.

At Granny Smith, the charge of A$7 million (U.S.$5 million) in fiscal 2015 compared to a credit to costs of A$10 million (U.S.$7 million) due to a build-up of stockpiles in fiscal 2016 compared to a drawdown of stockpiles in fiscal 2015.

Amortization and depreciation

Depreciation and amortization is calculated on the units-of-production method and is based on current gold production as a percentage of total expected gold production over the lives of the different mines.

The table below depicts the changes from December 31, 2015 to December 31, 2016 for proven and probable managed gold and equivalent reserves and for the life-of-mine for each operation and the resulting impact on the amortization charge in fiscal 2016. The amortization in fiscal 2016 was based on the reserves as at December 31, 2015. The life-of-mine information is based on the operations’ strategic plans, adjusted for proven and probable reserve balances. In basic terms, amortization is calculated using the life-of-mine for each operation, which is based on: (1) the proven and probable reserves for the operation at the start of the relevant year (which are taken to be the same as at the end of the prior fiscal year); and (2) the amount of gold produced by the operation during the year. The ore reserve statement as at December 31, 2016 became effective on January 1, 2017.

	Proved and Probable Mineral Reserves as of			Life of mine		Amortization and depreciation for the year ended
	December 31, 2014	December 31, 2015	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015	December 31, 2016
	(‘000 oz)			(years)		(U.S.$ million)
South Africa region
South Deep	38,000	37,300	37,300	81	79	67.9	71.5
West African region
Tarkwa(1)	7,500	6,700	6,100	16	15	162.3	184.4
Damang(2)	1,200	1,000	1,700	5	8	26.4	17.8
Americas region
Cerro Corona(3)	3,000	2,800	2,400	8	7	100.1	115.6
Australasian region
St. Ives	1,800	1,500	1,700	5	5	109.9	144.8
Agnew/Lawlers	900	700	500	4	3	62.0	77.1
Darlot	100	30	100	0.5	1	25.8	14.4
Granny Smith	900	1,300	1,700	9	9	54.1	45.0
Corporate and other	—	—	—	—	—	1.4	8.6

Total reserves(4)	53,400	51,330	51,500			609.9	679.2

Notes:

(1)	As of December 31, 2014, December 31, 2015 and December 31, 2016 mineral reserves of 6.742 million ounces, 6.071 million ounces and 5.473 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to non-controlling shareholders in the Tarkwa operation.
(2)	As of December 31, 2014, December 31, 2015 and December 31, 2016 mineral reserves of 1.111 million ounces, 0.876 million ounces and 1.506 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to non-controlling shareholders in the Damang operation.

(3)	As of December 31, 2014, December 31, 2015 and December 31, 2016 mineral reserves of 2.988 million ounces, 2.763 million ounces and 2.356 million ounces of equivalent gold were attributable to Gold Fields, with the remainder attributable to non-controlling shareholders in the Cerro Corona operation.
(4)	As of December 31, 2014, December 31, 2015 and December 31, 2016 reserves of 48.123 million ounces, 47.292 million ounces and 49.172 million ounces of equivalent gold, respectively, were attributable to Gold Fields, with the remainder attributable to non-controlling shareholders in the Ghanaian and Peruvian operations.

Amortization and depreciation increased by 11% from U.S.$610 million in fiscal 2015 to U.S.$679 million in fiscal 2016.

At South Deep in South Africa, amortization and depreciation increased by 22% from R861 million (U.S.$68 million) in fiscal 2015 to R1,051 million (U.S.$72 million) mainly due to an increase in production.

At the Ghanaian operations, amortization and depreciation increased by 7% from U.S.$189 million in fiscal 2015 to U.S.$202 million in fiscal 2016. Tarkwa increased by 14% from U.S.$162 million to U.S.$184 million mainly due to a reduction in reserves. Damang decreased by 31% from U.S.$26 million to U.S.$18 million mainly due to the asset specific impairment at Damang at the end of 2015 and a decrease in production in fiscal 2016.

At Cerro Corona in Peru, amortization and depreciation increased by 16% from U.S.$100 million in fiscal 2015 to U.S.$116 million in fiscal 2016. This increase is due to reduction in gold and copper reserves.

At the Australian operations, amortization and depreciation increased by 13%, from A$335 million (U.S.$252 million) in fiscal 2015 to A$377 million (U.S.$281 million) in fiscal 2016. At St. Ives, amortization and depreciation increased by 33% from A$146 million (U.S.$110 million) in fiscal 2015 to A$194 million (U.S.$145 million) due to a decrease in reserves. Agnew/Lawlers increased by 26% from A$82 million (U.S.$62 million) in fiscal 2015 to A$103 million (U.S.$77 million) mainly due to a decrease in reserves. amortization and depreciation at Darlot decreased by 44% from A$34 million (U.S.$26 million) to A$19 million (U.S.$14 million) mainly due to the cash-generating unit impairment at Darlot at the end of 2015 and lower production in fiscal 2016. At Granny Smith, amortization and depreciation decreased by 15% from A$72 million (U.S.$54 million) to A$61 million (U.S.$45 million) due to lower production.

All-in sustaining and total all-in cost

The following table sets out for each operation and the Group, total gold sales in ounces, all-in sustaining costs and total all-in cost, net of by-product revenue, in U.S.$/oz for fiscal 2016 and fiscal 2015:

	2016			2015
	Gold only ounces sold	All-in sustaining costs(2)	Total-all in cost(2)	Gold only ounces sold	All-in sustaining costs(2)	Total-all in cost(3)
	(Ozs)	(U.S.$/oz)	(U.S.$/oz)	(Ozs)	(U.S.$/oz)	(U.S.$/oz)
South Deep	289.4	1,207	1,234	198.0	1,490	1,559
South African operation	289.4	1,207	1,234	198.0	1,490	1,559
Tarkwa	568.1	959	959	586.1	970	970
Damang	147.7	1,254	1,254	167.8	1,326	1,326
Ghanaian operations	715.8	1,020	1,020	753.9	1,049	1,049
Cerro Corona(1)	149.1	499	499	158.8	718	718
Peruvian operation	149.1	499	499	158.8	718	718
St. Ives	362.9	949	949	371.9	969	969
Agnew/Lawlers	229.3	971	971	236.6	959	959
Darlot	66.4	1,238	1,238	78.4	1,057	1,057
Granny Smith	283.8	834	834	301.1	764	764
Australian operations	942.4	940	940	988.0	912	912
GIP and Corporate	—	7	30	—	6	19

Total operations	2,096.8	980	1,006	2,098.8	1,007	1,026

Notes:

(1)	Gold sold at Cerro Corona excludes copper equivalents of 119,800 ounces in fiscal 2016 and 134,500 ounces in fiscal 2015.
(2)	Net of by product revenue.
(3)	All-in costs are calculated in accordance with the WGC Industry standard. Refer to page 162 for detailed calculations and discussion of non-IFRS measures.
(4)	Figures above may not add as they are rounded independently.

The Group AISC decreased by 3% from U.S.$1,007 per ounce in fiscal 2015 to U.S.$980 per ounce in fiscal 2016 mainly due to lower net operating costs, lower losses on commodity cost hedges, higher by-product credits, partially offset by higher non-cash and cash remuneration and higher sustaining capital expenditure. AISC in fiscal 2015 included U.S.$8 million of inventory written off at Damang. AIC decreased by 2% from U.S.$1,026 per ounce in fiscal 2015 to U.S.$1,006 per ounce in fiscal 2016 for the same reasons as AISC, as well as lower non-sustaining capital expenditure, partially offset by higher exploration, feasibility and evaluation costs.

At South Deep in South Africa, AISC decreased by 6% from R607,429 per kilogram (U.S.$1,490 per ounce) in fiscal 2015 to R570,303 per kilogram (U.S.$1,207 per ounce) in fiscal 2016 mainly due to increased gold sold, partially offset by higher operating costs and higher sustaining capital expenditure. The AIC decreased by 8% from R635,622 per kilogram (U.S.$1,559 per ounce) to R583,059 per kilogram (U.S.$1,234 per ounce) due to the same reasons as for AISC as well as lower non-sustaining capital expenditure.

At the Ghanaian operations, AISC and total AIC decreased by 3% from U.S.$1,049 per ounce in fiscal 2015 to U.S.$1,020 per ounce in fiscal 2016 mainly due to lower net operating costs and lower capital expenditure, partially offset by lower gold sold. At Tarkwa, AISC and AIC decreased by 1% from U.S.$970 per ounce in fiscal 2015 to U.S.$959 per ounce in fiscal 2016 due to lower capital expenditure, partially offset by lower gold sold. At Damang, AISC and total AIC decreased by 5% from U.S.$1,326 per ounce in fiscal 2015 to U.S.$1,254 per ounce in fiscal 2016 due to lower net operating costs, partially offset by lower gold sold and higher capital expenditure.

At Cerro Corona in Peru, AISC and AIC decreased by 31% from U.S.$718 per ounce in fiscal 2015 to U.S.$499 per ounce in fiscal 2016 mainly due to lower net operating costs, lower sustaining capital expenditure and higher by-product credits, partially offset by lower gold sold. AISC and total AIC per equivalent ounce decreased by 2% from U.S.$777 per equivalent ounce to U.S.$762 per equivalent ounce mainly due to the same reasons as above.

At the Australian operations, AISC and AIC increased by 4% from A$1,211 per ounce (U.S.$912 per ounce) in fiscal 2015 to A$1,261 per ounce (U.S.$941 per ounce) in fiscal 2016 mainly due to higher capital expenditure and lower gold sold, partially offset by lower net operating costs. At St. Ives, AISC and AIC decreased by 1% from A$1,287 per ounce (U.S.$969 per ounce) in fiscal 2015 to A$1,273 per ounce (U.S.$949 per ounce) in fiscal 2016 due to the significant reduction in net operating costs, partially offset by lower gold sold and higher capital expenditure. At Agnew/Lawlers, AISC and AIC increased by 2% from A$1,276 per ounce (U.S.$959 per ounce) in fiscal 2015 to A$1,301 per ounce (U.S.$971 per ounce) in fiscal 2016 due to lower gold sold, partially offset by lower capital expenditure. At Darlot, AISC and total AIC increased by 18% from A$1,403 per ounce (U.S.$1,057 per ounce) in fiscal 2015 to A$1,662 per ounce (U.S.$1,238 per ounce) in fiscal 2016 due to lower gold sold and higher capital expenditure, partially offset by lower net operating costs. At Granny Smith, AISC and AIC increased by 10% from A$1,017 per ounce (U.S.$764 per ounce) in fiscal 2015 to A$1,119 per ounce (U.S.$834 per ounce) in fiscal 2016 mainly due to lower gold sold and higher capital expenditure, partially offset by the lower net operating costs.

Net Operating Profit

Net operating profit increased by 43% from U.S.$479 million in fiscal 2015 to U.S.$683 million in fiscal 2016.

This is due to reasons discussed earlier.

Investment Income

Income from investments increased by 33% from U.S.$6 million in fiscal 2015 to U.S.$8 million in fiscal 2016. The increase was mainly due to higher cash balances at the international operations in fiscal 2016.

The investment income in fiscal 2016 of U.S.$8 million comprised U.S.$1 million interest on monies invested in the South African rehabilitation trust fund and U.S.$7 million interest on other cash and cash equivalent balances.

The investment income in fiscal 2015 of U.S.$6 million comprised U.S.$nil interest on monies invested in the South African rehabilitation trust fund and U.S.$6 million interest on other cash and cash equivalent balances.

Interest received on the South African rehabilitation trust fund increased marginally from U.S.$nil in fiscal 2015 to U.S.$1 million in fiscal 2016.

Interest on other cash balances increased by 17% from U.S.$6 million in fiscal 2015 to U.S.$7 million in fiscal 2016 mainly due to higher cash balances at the international operations in fiscal 2016.

Finance Expense

Finance expense decreased by 6% from U.S.$83 million in fiscal 2015 to U.S.$78 million in fiscal 2016.

The finance expense of U.S.$78 million in fiscal 2016 comprised U.S.$11 million relating to the accretion of the environmental rehabilitation liability and U.S.$82 million on various Group borrowings, partially offset by borrowing costs capitalized of U.S.$15 million.

The finance expense of U.S.$83 million in fiscal 2015 comprised U.S.$12 million relating to the accretion of the environmental rehabilitation liability and U.S.$88 million on various Group borrowings, partially offset by borrowing costs capitalized of U.S.$17 million.

The environmental rehabilitation liability accretion expense decreased from U.S.$12 million in fiscal 2015 to U.S.$11 million in fiscal 2016 mainly due to lower present values of the rehabilitation liabilities which resulted from the lower discount rates used in the 2015 rehabilitation liabilities calculation.

Below is an analysis of the components making up the interest on the various Group borrowings, stated on a comparative basis:

	2016	2015
	(U.S.$ million)
Interest on borrowings to fund capital expenditure and operating costs at the South African operation	6	3
Interest on U.S.$1 billion notes issue	44	50
Sibanye Gold guarantee fee	—	1
Interest on U.S.$70 million senior secured revolving credit facility	2	2
Interest on U.S.$150 million revolving senior secured credit facility	3	3
Interest on U.S.$1,510 million term loan and revolving credit facilities	12	28
Interest on U.S.$1,290 million term loan and revolving credit facilities	14	—
Other interest charges	1	1

	82	88

Interest on borrowings to fund capital expenditure and operating costs at the South African operation increased from U.S.$3 million in fiscal 2015 to U.S.$6 million in fiscal 2016 due to drawdowns of South African borrowings in fiscal 2016.

Interest on the U.S.$1 billion notes issue decreased from U.S.$50 million in fiscal 2015 to U.S.$44 million in fiscal 2016. The decrease is due to the buy-back of notes amounting to U.S.$148 million during 2016.

The yearly guarantee fee of U.S.$5 million became payable to Sibanye Gold in fiscal 2013 after the unbundling of Sibanye Gold. On April 24, 2015, Sibanye Gold was released as guarantor, resulting in a pro-rata guarantee fee of U.S.$1 million in fiscal 2015.

Interest on the U.S.$70 million senior secured revolving credit facility remained flat at U.S.$2 million.

Interest on the U.S.$150 million revolving senior secured credit facility remained flat at U.S.$3 million.

Interest on the U.S.$1,510 million term loan and revolving credit facilities decreased from U.S.$28 million in fiscal 2015 to U.S.$12 million in fiscal 2016. The decrease is due to the U.S.$1,510 million term loan and revolving credit facilities being cancelled and refinanced through the U.S.$1,290 million term loan and revolving credit facilities on June 6, 2016. Interest on the U.S.$1,290 million term loan and revolving credit facilities from the date of refinancing was U.S.$14 million.

During 2016, U.S.$15 million (2015: U.S.$17 million) of borrowing costs were capitalized in terms of IAS 23 Borrowing Cost. IAS 23 requires capitalization of borrowing costs whenever general borrowings are used to finance qualifying projects. The only qualifying project was South Deep’s mine development. An average interest capitalization rate of 4.7% (2015: 4.8%) was applied.

Gain/(Loss) on Financial Instruments

The gain/(loss) on financial instruments was a gain of U.S.$14 million in fiscal 2016 compared to a loss of U.S.$5 million in fiscal 2015.

The gain on financial instruments of U.S.$14 million in fiscal 2016 comprised the profit on the South Deep currency hedge.

On February 25, 2016, South Deep entered into U.S.$/Rand forward exchange contracts for a total delivery of U.S.$69.8 million starting at July 2016 to December 2016. The average forward rate achieved over the six month period was R16.8273. The hedge was delivered into in July and August and the balance closed out in September 2016. The average rate achieved on delivery and close out was R13.8010, resulting in a positive cash flow and a profit of U.S.$14 million.

The loss on financial instruments of U.S.$5 million in fiscal 2015 comprised the loss on the Australian diesel hedges.

On September 10, 2014, GFA entered into a Singapore Gasoil 10ppm cash settled swap transaction contract for a total of 136,500 barrels, effective September 15, 2014 until March 31, 2015 at a fixed price of U.S.$115.00 per barrel. The 136,500 barrels are based on 50% of usage for the seven month period from September 2014 to March 2015. Brent Crude at the time of the transaction was U.S.$99.10 per barrel. On November 26, 2014, GFA entered into further contracts. A contract for 63,000 barrels for the period from January to March 2015 was committed at a fixed price of U.S.$94.00 per barrel and a further 283,500 barrels was committed at a price of U.S.$96.00 per barrel for the period from April to December 2015. Brent Crude at the time of the transaction was U.S.$78.50 per barrel. By entering into the above contracts, the Australian region hedged its full diesel requirements for fiscal 2015.

At December 31, 2015, the fair value of these oil derivative contracts was negative U.S.$2 million. At December 31, 2016, there were no derivative contracts outstanding.

Foreign Exchange (Loss)/Gain

The foreign exchange (loss)/gain was a loss of U.S.$6 million in fiscal 2016 compared to a gain of U.S.$10 million in fiscal 2015.

These gains and losses on foreign exchange related to the conversion of offshore cash holdings into their functional currencies. The exchange loss of U.S.$6 million was mainly due to the weakening of the Ghanaian Cedi, while the gains of U.S.$10 million in fiscal 2015 were mainly due to the weakening of the Australian Dollar.

Other Costs, Net

Other costs, net decreased by 19% from U.S.$21 million in fiscal 2015 to U.S.$17 million in fiscal 2016.

The costs in fiscal 2016 are mainly made up of:

•	Social contributions and sponsorships of U.S.$19 million;

•	Facility charges of U.S.$8 million on borrowings;

•	Offshore structure costs of U.S.$9 million;

•	Corporate related costs of U.S.$4 million;

•	GFA margin improvement project of U.S.$5 million;

•	Profit of U.S.$18 million on the buy-back of notes; and

•	Rehabilitation income of U.S.$10 million as a result of changes in estimates relating to the provision for environmental rehabilitation costs recognized in profit or loss.

The costs in fiscal 2015 are mainly made up of:

•	Social contributions and sponsorships of U.S.$12 million;

•	Facility charges of U.S.$2 million on borrowings;

•	Offshore structure costs of U.S.$13 million;

•	Global compliance costs of U.S.$4 million; and

•	Rehabilitation income of U.S.$15 million as a result of changes in estimates relating to the provision for environmental rehabilitation costs recognized in profit or loss.

Share-Based Payments

Gold Fields recognizes the cost of share options granted (share-based payments) in terms of IFRS 2, Share-based payment.

Gold Fields has adopted appropriate valuation models (Black-Scholes and Monte Carlo simulation) to fair value share-based payments. The value of the share options is determined at the grant date of the options and depending on the rules of the plan expensed on a straight-line basis over a three-year vesting period, adjusted for forfeitures as appropriate.

Share-based payments increased by 27% from U.S.$11 million in fiscal 2015 to U.S.$14 million in fiscal 2016. The corresponding entry for the above adjustments was share-based payment reserve within shareholders’ equity.

The increase in share-based payments was due to the adoption of the revised 2012 Share Plan during 2016 to replace the LTIP.

Long-Term Incentive Plan Expense

Gold Fields recognizes the long-term incentive plan expense in terms of IAS 19, Employee benefits.

On March 1, 2014, the Remuneration Committee approved the Long-term Cash Incentive Plan, or LTIP. The plan provides for executive directors, certain officers and employees to receive a cash award conditional on the achievement of specified performance conditions relating to total shareholder return and FCF Margin. The conditions are assessed over the performance cycle which runs over three calendar years. The expected timing of the cash outflows in respect of each grant is at the end of three years after the original award was made.

These awards are measured on the date the award is made and re-measured at each reporting period. The total shareholder return portion of the award is measured using the Monte Carlo simulation valuation model, which requires assumptions regarding the share price volatility and expected dividend yield. The fair value of the free cash flow portion of the award is valued based on the actual and expected achievement of the cash flow targets set out in the plan. The assumptions used in the Monte Carlo model and the expected cash flow targets are reviewed at each reporting date.

No allocations were made under the LTIP in fiscal 2016 following the approval of the revised 2012 Share Plan.

The LTIP expense increased by 120% from U.S.$5 million in fiscal 2015 to U.S.$11 million in fiscal 2016. The increase was due to marked-to-market adjustments, as well as additional vestings under the plan.

Exploration Expense

For fiscal 2016, U.S.$124 million was spent on exploration, comprising brownfields exploration of U.S.$79 million (Australia U.S.$76 million and Ghana U.S.$3 million) and greenfields exploration comprising Salares Norte in Chile (U.S.$39 million), APP in Finland (U.S.$1 million) and U.S.$5 million was spent on exploration office costs. Of the U.S.$124 million exploration costs incurred, U.S.$92 million was recognized in the consolidated income statement of which U.S.$48 million related to Australia.

For fiscal 2015, U.S.$95 million was spent on exploration, comprising brownfields exploration of U.S.$72 million (Australia U.S.$68 million, Ghana U.S.$3 million and South Africa U.S.$1 million) and greenfields exploration comprising Salares Norte in Chile (U.S.$16 million), APP in Finland (U.S.$1 million) and U.S.$6 million was spent on exploration office costs. Of the U.S.$95 million exploration costs incurred, U.S.$54 million was recognized in the consolidated income statement of which U.S.$31 million related to Australia.

Subject to continued exploration success, U.S.$134 million will be spent on exploration in fiscal 2017, comprising brownfields exploration of U.S.$65 million (Australia U.S.$65 million) and greenfields exploration of U.S.$69 million, primarily at Salares Norte.

Share Of Results Of Equity Accounted Investees After Taxation

Share of results of equity accounted investees after taxation decreased by 67% from a loss of U.S.$6 million in fiscal 2015 to a loss of U.S.$2 million in fiscal 2016.

The decrease relates mainly to the reclassification of Hummingbird Resources PLC, or Hummingbird, and Bezant to available-for-sale investments during 2015 and 2016, respectively, when they no longer qualified as equity-accounted investees. During 2016, Gold Fields only equity accounted for FSE.

Restructuring Costs

Restructuring costs increased by 33% from U.S.$9 million in fiscal 2015 to U.S.$12 million in fiscal 2016. The cost in fiscal 2016 relates mainly to separation packages in Damang and Granny Smith and the cost in fiscal 2015 relates mainly to separation packages in Tarkwa and St. Ives.

Impairment Of Investments And Assets

Impairment of investments and assets decreased by 65% from U.S.$221 million in fiscal 2015 to U.S.$77 million in fiscal 2016.

The impairment charge of U.S.$77 million in fiscal 2016 comprises:

•	U.S.$2 million asset specific impairment at Damang, relating to inoperable mining fleet that is no longer used under the current life of mine plan;

•

U.S.$8 million write down of assets held for sale. Following the Damang re-investment plan, a decision was taken to sell certain mining fleet assets and related spares. The sale of the assets is expected to be concluded during 2017. As a result, the assets were classified as held for sale and valued at the lower of FVLCOD or carrying value which resulted in an impairment; and

•

U.S.$66 million cash-generating unit impairment at Cerro Corona. The impairment is due to a reduction in gold and copper reserves due to depletion, a decrease in the gold and copper price assumptions for fiscal 2017 and fiscal 2018, a lower resource price and an increase in the Peru tax rate from fiscal 2017 onwards.

The impairment charge of U.S.$221 million in fiscal 2015 comprises:

•	U.S.$8 million net realizable write-downs of stockpiles at Damang;

•	U.S.$7 million impairment of redundant assets at Cerro Corona;

•	U.S.$14 million cash-generating unit impairment at Darlot;

•	U.S.$36 million asset specific impairment at Damang, relating to immovable mining assets that would no longer be used under the current life of mine;

•

U.S.$39 million at the APP. This project is valued at the lower of fair value less cost of disposal or carrying value after a decision was made to dispose of APP and it was reclassified as held for sale in fiscal 2013. The carrying value at December 31, 2014 was U.S.$40 million based on an offer made as part of the ongoing sale process during 2014. This offer was not realized and during 2015, APP was further impaired by U.S.$39 million to its fair value less cost of disposal;

•	U.S.$101 million impairment of the Group’s investment in FSE to its recoverable amount;

•	U.S.$8 million impairment of Hummingbird was recognized to adjust the carrying value of the investment to its fair value upon derecognition of the investment as an equity accounted investee; and

•	U.S.$8 million related to impairment of listed investments (Hummingbird, Bezant and various junior exploration companies) to their fair values.

Profit On Disposal Of Investments

The profit on the disposal of investments was U.S.$2 million in fiscal 2016 compared with U.S.$nil in fiscal 2015.

The profit on disposal of investments of U.S.$2 million in fiscal 2016 related mainly the profit on disposal of shares in Sibanye Gold.

Profit/(Loss) On Disposal Of Assets

Profit on disposal of assets was U.S.$48 million in fiscal 2016 compared to U.S.$nil in fiscal 2015.

Profit on disposal of assets of U.S.$48 million in fiscal 2016 related to the sale of royalties as part of the Maverix transaction.

Royalties

Royalties increased by 5% from U.S.$76 million in fiscal 2015 to U.S.$80 million in fiscal 2016 and are made up as follows:

	2016	2015
	(U.S.$ million)
South Africa	2	1
Ghana	44	44
Peru	5	3
Australia	29	28

	80	76

The royalty in South Africa and Australia increased in line with the increase in gold revenues. The royalty in Peru increased due to the higher operating margin of Cerro Corona.

Mining And Income Tax

Mining and income tax charge decreased by 22% from U.S.$247 million in fiscal 2015 to U.S.$192 million in fiscal 2016.

The table below indicates Gold Fields’ effective tax rate in fiscal 2016 and 2015:

	2016	2015
Income and mining tax charge—U.S.$ million	(192)	(247)
Effective tax rate—%	(52.5)	(5,491.1)

In fiscal 2016, the effective tax rate of 52.5% was higher than the maximum South African mining statutory tax rate of 34% mainly due to the tax effect of the following:

•	U.S.$23 million adjustment to reflect the actual realized company tax rates in South Africa and offshore;

•	U.S.$9 million deferred tax release on the reduction of corporate tax rate at the Ghanaian operations, partially offset by the increase in tax rate at Cerro Corona;

•	U.S.$6 million non-taxable profit on the buy-back of notes; and

•	U.S.$1 million non-taxable profit on disposal of investments.

The above were offset by the following tax-effected charges:

•	U.S.$20 million non-deductible charges comprising share-based payments (U.S.$5 million) and exploration expense (U.S.$15 million);

•	U.S.$24 million non-deductible interest paid;

•	U.S.$1 million deferred tax charge on Peruvian Nuevo Sol devaluation against US Dollar;

•	U.S.$35 million deferred tax assets not recognized at Cerro Corona and Damang;

•	U.S.$10 million of net non-deductible expenditure and non-taxable income;

•	U.S.$1 million of non-deductible share of results of associates after taxation; and

•	U.S.$8 million of various Peruvian non-deductible expenses.

In fiscal 2015, the effective tax rate of 5,491% was higher than the maximum South African mining statutory tax rate of 34% mainly due to the tax effect of the following:

•	U.S.$22 million adjustment to reflect the actual realized company tax rates in South Africa and offshore; and

•	U.S.$5 million deferred tax release on the change of tax rate at the Peruvian operation.

The above were offset by the following tax-effected charges:

•	U.S.$12 million non-deductible charges comprising share-based payments (U.S.$4 million) and exploration expense (U.S.$8 million);

•	U.S.$53 million non-deductible impairment charges of assets relating mainly to listed investment, Hummingbird, APP and FSE;

•	U.S.$27 million non-deductible interest paid;

•	U.S.$41 million deferred tax charge on Peruvian Nuevo Sol devaluation against US Dollar;

•	U.S.$113 million derecognition of deferred tax assets at Cerro Corona and Damang;

•	U.S.$9 million of net non-deductible expenditure and non-taxable income;

•	U.S.$2 million of non-deductible share of results of associates after taxation; and

•	U.S.$8 million of various Peruvian non-deductible expenses.

Profit/(Loss) For The Year

As a result of the factors discussed above, Gold Fields posted a profit of U.S.$174 million in fiscal 2016 compared with a loss of U.S.$243 million in fiscal 2015.

Profit/(Loss) Attributable To Owners Of The Parent

Gold Fields posted a profit attributable to owners of the parent of U.S.$163 million in fiscal 2016 compared to a loss of U.S.$242 million in fiscal 2015.

Profit/(Loss) Attributable To Non-Controlling Interest Holders

Profit/(loss) attributable to non-controlling interest was a profit of U.S.$11 million in fiscal 2016 compared to a loss of U.S.$1 million in fiscal 2015.

The non-controlling interest consists of Gold Fields Ghana (Tarkwa) and Abosso Goldfields (Damang) at 10% each at the end of 2016 and 2015 and La Cima (Cerro Corona) at 0.47% at the end of 2016 and 2015.

The amount making up the non-controlling interest is shown below:

	2016 Non-controlling interest Effective (1)	2015 Non-controlling interest Effective (1)	2016	2015
	(U.S.$ million)
Gold Fields Ghana Limited—Tarkwa	10.0%	10.0%	12	9
Abosso Goldfields—Damang	10.0%	10.0%	(1)	(9)
Gold Fields La Cima—Cerro Corona	0.47%	0.47%	—	(1)

			11	(1)

Note:

(1)	Average for the year.

Earnings/(Loss) Per Share

As a result of the above, Gold Fields earnings of U.S.$0.20 per share in fiscal 2016 compared with a loss of U.S.$0.31 per share in fiscal 2015.

RESULTS FOR THE YEAR

Years ended December 31, 2015 and December 31, 2014

(Loss)/profit attributable to owners of the parent was a loss of U.S.$242 million (or U.S.$0.31 per share) for fiscal 2015 compared to a profit of U.S.$13 million (or U.S.$0.02 per share) for fiscal 2014. The reasons for this decrease are discussed below.

Revenue

Revenue decreased by 11% from U.S.$2,869 million in fiscal 2014 to U.S.$2,545 million in fiscal 2015. The decrease in revenue of U.S.$324 million was mainly due to a decrease of 9% in the average US dollar gold price for the year from U.S.$1,249 per ounce in fiscal 2014 to U.S.$1,140 per ounce in fiscal 2015, a 30% decrease in the average US dollar copper price from U.S.$6,827 per tonne in fiscal 2014 to U.S.$4,787 per tonne in fiscal 2015 and a decrease in gold sales of 3% from 2,296,200 equivalent ounces to 2,233,300 equivalent ounces in fiscal 2015. The rand weakened by 17% to the US dollar from an average of R10.82 in fiscal 2014 to R12.68 in fiscal 2015 and the average Australian/US dollar exchange rate weakened by 17% from an average of A$1=U.S.$0.90 in fiscal 2014 to A$1=U.S.$0.75 in fiscal 2015.

Gold sales decreased by 3% from 2,296,200 equivalent ounces in fiscal 2014 to 2,233,300 equivalent ounces in fiscal 2015. Gold sales at the South African operation decreased by 1% from 6,237 kilograms (200,500 ounces) to 6,160 kilograms (198,000 ounces). Gold sales at the Ghanaian operations increased by 2% from 736,000 ounces to 753,900 ounces. Gold equivalent sales at the Peruvian operation decreased by 11% from 328,600 equivalent ounces to 293,300 equivalent ounces. At the Australian operations, gold sales decreased by 4% from 1,031,100 ounces to 988,000 ounces. As a general rule, Gold Fields sells all the gold it produces.

	2015			2014
	Revenue	‘000 Gold sold	‘000 Gold produced	Revenue	‘000 Gold sold	‘000 Gold produced
	(U.S.$ million)	(Ozs)	(Ozs)	(U.S.$ million)	(Ozs)	(Ozs)
South Deep	232.3	198.0	198.0	254.8	200.5	200.5
Tarkwa	680.7	586.1	586.1	706.7	558.3	558.3
Damang	194.8	167.8	167.8	224.6	177.8	177.8
Cerro Corona	292.2	293.3	295.6	375.5	328.6	326.6
St. Ives	431.8	371.9	371.9	458.8	361.7	361.7
Agnew/Lawlers	273.9	236.6	236.6	342.5	270.7	270.7
Darlot	91.3	78.4	78.4	106.2	83.6	83.6
Granny Smith	348.4	301.1	301.1	399.8	315.2	315.2

Total	2,545.4	2,233.3	2,235.6	2,868.8	2,296.2	2,294.2

At South Deep in South Africa, gold sales were lower, decreasing by 1% from 6,237 kilograms (200,500 ounces) to 6,160 kilograms (198,000 ounces) mainly due to lower grades, partially offset by increased volumes.

At the Ghanaian operations, gold sales at Tarkwa increased by 5% from 558,300 ounces to 586,100 ounces mainly due to higher grade. Damang’s gold sales decreased by 6% from 177,800 ounces to 167,800 ounces mainly due to lower grades, partially offset by increased volumes.

At Cerro Corona in Peru, copper production decreased by 11% from 32,300 tonnes to 28,700 tonnes and gold production increased by 5% from 150,800 ounces to 158,800 ounces. As a result gold equivalent sales decreased by 11% from 328,600 ounces to 293,300 ounces due to a decrease in gold and copper grades as well as a lower gold equivalent price ratio.

At the Australian operations, production at St. Ives increased by 3% from 361,700 ounces to 371,900 ounces mainly due to higher grades mined and processed. At Agnew/Lawlers, gold sales decreased by 13% from 270,700 ounces to 236,600 ounces mainly due to lower tonnes mined and processed as well as lower grade. Gold production at Darlot decreased by 6% from 83,600 ounces to 78,400 ounces mainly due to lower tonnes mined and processed, partially offset by higher grade. At Granny Smith gold production decreased by 4% from 315,200 ounces to 301,100 ounces mainly due to lower grades and volumes processed.

Cost of Sales

Cost of sales, which comprise of operating costs, gold inventory change and amortization and depreciation, decreased by 11% from U.S.$2,334 million in fiscal 2014 to U.S.$2,066 million in fiscal 2015.

Operating costs

Operating costs decreased by 15% from U.S.$1,685 million in fiscal 2014 to U.S.$1,431 million in fiscal 2015.

At South Deep in South Africa, operating costs increased by 13% from R2,657 million (U.S.$246 million) to R3,000 million (U.S.$237 million). This increase of R343 million was mainly due to annual wage increases and normal inflationary increases.

At the Ghanaian operations, operating costs decreased by 6% from U.S.$551 million in fiscal 2014 to U.S.$519 million in fiscal 2015. This decrease of U.S.$32 million was mainly at Tarkwa due to ongoing business improvement initiatives and the lower oil price. It was partially offset by increased costs at Damang mainly due to the increased tonnes mined. At Tarkwa, operating costs decreased by 11% from U.S.$374 million to U.S.$334 million and at Damang, operating costs increased by 3% from U.S.$178 million to U.S.$184 million.

At Cerro Corona in Peru, operating costs decreased by 9% from U.S.$158 million in fiscal 2014 to U.S.$144 million in fiscal 2015, mainly due to lower ore tonnes mined.

At the Australian operations, operating costs decreased by 12% from A$808 million (U.S.$730 million) in fiscal 2014 to A$709 million (U.S.$533 million) in fiscal 2015 mainly due to lower production. At St. Ives, operating costs decreased by 20% from A$324 million (U.S.$292 million) to A$259 million (U.S.$195 million). This decrease of A$65 million was mainly due to restructuring after Cave Rocks mine moved into care and maintenance at the beginning of May 2015, reduced tonnage from Athena underground, lower costs at the Lefroy mill since the introduction of campaign milling in March 2015 as well as lower surface cartage costs resulting from shorter tramming distances after the Cave Rocks closure. At Agnew/Lawlers, operating costs decreased by 1% from A$192 million (U.S.$173 million) to A$190 million (U.S.$143 million) this was mainly due to cost saving initiatives. Operating costs at Darlot decreased by 12% from A$91 million (U.S.$82 million) to A$80 million (U.S.$60 million) due to lower mining and processing costs and continued rationalization of costs. At Granny Smith, operating costs decreased by 10% from A$202 million (U.S.$183 million) to A$181 million (U.S.$136 million) due to lower mining and processing costs.

Gold inventory change

The gold inventory charge to costs of U.S.$25 million in fiscal 2015 compared with a credit to costs of U.S.$7 million in fiscal 2014.

At Tarkwa, the gold inventory credit of U.S.$2 million in fiscal 2014 compared with U.S.$7 million in fiscal 2015, both due to an increase in inventory.

At Damang, the gold inventory charge of U.S.$2 million in fiscal 2015 was similar to 2014, both due to a drawdown of stockpiles.

At Cerro Corona, the gold inventory charge of U.S.$2 million in fiscal 2014 compared with U.S.$1 million in fiscal 2015, both due to a drawdown of sulphide stockpiles.

At St. Ives, the credit to costs of A$11 million (U.S.$10 million) in fiscal 2014 compared with a charge to costs of A$34 million (U.S.$25 million) in fiscal 2015. This was mainly due to a drawdown of Neptune stockpiles of A$34 million (U.S.$25 million) in fiscal 2015 compared with a build-up of A$11 million (U.S.$10 million) in fiscal 2014.

At Agnew/Lawlers, the gold inventory charge of A$nil (U.S.$nil) in fiscal 2014 compared with a credit to costs of A$2 million (U.S.$1 million) in fiscal 2015. The credit in fiscal 2015 was due to a build-up of inventory.

At Darlot, the charge to costs of A$2 million (U.S.$2 million) in fiscal 2014 compared with a credit to costs of A$1 million (U.S.$1 million) in fiscal 2015 as a result of a build-up of inventory in fiscal 2015 compared with a drawdown in fiscal 2014.

At Granny Smith, the charge of A$7 million (U.S.$5 million) in fiscal 2015 was due to a drawdown of inventory. This compared with a charge of A$nil (U.S.$nil) in fiscal 2014.

Amortization and depreciation

Depreciation and amortization is calculated on the units-of-production method and is based on current gold production as a percentage of total expected gold production over the lives of the different mines.

The table below depicts the changes from December 31, 2014 to December 31, 2015 for proven and probable managed gold and equivalent reserves and for the life-of-mine for each operation and the resulting impact on the amortization charge in fiscal 2015. The amortization in fiscal 2015 was based on the reserves as at December 31, 2014. The life-of-mine information is based on the operations’ strategic plans, adjusted for proven and probable reserve balances. In basic terms, amortization is calculated using the life-of-mine for each operation, which is based on: (1) the proven and probable reserves for the operation at the start of the relevant year (which are taken to be the same as at the end of the prior fiscal year); and (2) the amount of gold produced by the operation during the year. The ore reserve statement as at December 31, 2015 became effective on January 1, 2016.

	Proved and Probable Mineral Reserves as of			Life of mine		Amortization and depreciation for the year ended
	December 31, 2013	December 31, 2014	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014	December 31, 2015
	(‘000 oz)			(years)		(U.S.$ million)
South African operation
South Deep	38,200	38,000	37,300	73	81	74.5	67.9
Ghanaian operations
Tarkwa(1)	7,300	7,500	6,700	17	16	141.6	162.3
Damang(2)	1,100	1,200	1,000	6	5	20.9	26.4
Peruvian operation
Cerro Corona(3)	3,700	3,000	2,800	9	8	79.6	100.1
Australian operations
St. Ives	2,000	1,800	1,500	6	5	140.5	109.9
Agnew/Lawlers	1,000	900	700	5	4	96.4	62.0
Darlot	200	100	30	2	0.5	16.6	25.8
Granny Smith	800	900	1,300	5	9	84.6	54.1
Corporate and other	—	—	—	—	—	2.0	1.4

Total reserves(4)	54,300	53,400	51,330			656.7	609.9

Notes:

(1)	As of December 31, 2013, December 31, 2014 and December 31, 2015 mineral reserves of 6.546 million ounces, 6.742 million ounces and 6.071 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to non-controlling shareholders in Tarkwa.
(2)	As of December 31, 2013, December 31, 2014 and December 31, 2015 mineral reserves of 0.966 million ounces, 1.111 million ounces and 0.876 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to non-controlling shareholders in Damang.
(3)	As of December 31, 2013, December 31, 2014 and December 31, 2015 mineral reserves of 3.683 million ounces, 2.988 million ounces and 2.763 million ounces of equivalent gold were attributable to Gold Fields, with the remainder attributable to non-controlling shareholders in Cerro Corona.
(4)	As of December 31, 2013, December 31, 2014 and December 31, 2015 reserves of 49.363 million ounces, 48.123 million ounces and 47.292 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to non-controlling shareholders in Tarkwa, Damang and Cerro Corona.

Amortization and depreciation decreased by 7% from U.S.$657 million to U.S.$610 million in fiscal 2015.

At South Deep in South Africa, amortization and depreciation at South Deep increased by 7% from R806 million (U.S.$75 million) in fiscal 2014 to R861 million (U.S.$68 million) in fiscal 2015 mainly due to additions to property, plant and equipment and reassessment of useful lives of certain assets.

At the Ghanaian operations, amortization and depreciation increased by 16% from U.S.$163 million in fiscal 2014 to U.S.$189 million in fiscal 2015. Tarkwa increased by 14% from U.S.$142 million to U.S.$162 million due to additions to property, plant and equipment. Damang increased by 24% from U.S.$21 million to U.S.$26 million mainly due to an increase in volume mined.

At Cerro Corona in Peru, amortization and depreciation at Cerro Corona increased by 25%, from U.S.$80 million in fiscal 2014 to U.S.$100 million in fiscal 2015. This significant increase from 2014 to 2015 was due additions to property, plant and equipment and reassessment of useful lives of certain assets.

At the Australian operations, amortization and depreciation decreased by 10%, from A$374 million (U.S.$338 million) in fiscal 2014 to A$335 million (U.S.$252 million) in fiscal 2015 mainly due to lower production. At St. Ives, amortization and depreciation decreased by 6% from A$156 million (U.S.$141 million) in fiscal 2014 to A$146 million (U.S.$110 million) due to the decrease in production. Agnew/Lawlers decreased by 23% from A$107 million (U.S.$96 million) in fiscal 2014 to A$82 million (U.S.$62 million) mainly due to lower production. Amortization and depreciation at Darlot increased by 89% from A$18 million (U.S.$17 million) to A$34 million (U.S.$26 million) as a result of the change in life of mine reserves. At Granny Smith, amortization and depreciation decreased by 23% from A$94 million (U.S.$85 million) to A$72 million (U.S.$54 million) due to lower production.

All-in sustaining and total all-in cost

The following table sets out for each operation and the Group, total gold sales in ounces, AISC and total AIC, net of by-product revenue, in U.S.$/oz for fiscal 2015 and fiscal 2014:

	2015			2014
	Gold only ounces sold	All-in sustaining costs(2)	Total-all in cost(2)	Gold only ounces sold	All-in sustaining costs(2)	Total-all in cost(2)
	(Ozs)	(U.S.$/oz)	(U.S.$/oz)	(Ozs)	(U.S.$/oz)	(U.S.$/oz)
South Deep	198.0	1,490	1,559	200.5	1,548	1,732
South African operation	198.0	1,490	1,559	200.5	1,548	1,732
Tarkwa	586.1	970	970	558.3	1,068	1,068
Damang	167.8	1,326	1,326	177.8	1,175	1,175
Ghanaian operations	753.9	1,049	1,049	736.0	1,094	1,094
Cerro Corona(1)	158.8	718	718	153.6	316	316
Peruvian operation	158.8	718	718	153.6	316	316
St. Ives	371.9	969	969	361.7	1,164	1,164
Agnew/Lawlers	236.6	959	959	270.7	990	990
Darlot	78.4	1,057	1,057	83.6	1,222	1,222
Granny Smith	301.1	764	764	315.2	809	809
Australian operations	988.0	912	912	1,031.1	1,015	1,015
GIP and Corporate	—	6	19	—	11	28

Total operations	2,098.8	1,007	1,026	2,121.4	1,053	1,087

Notes:

(1)	Gold sold at Cerro Corona excludes copper equivalents of 134,500 ounces in fiscal 2015 and 175,000 ounces in fiscal 2014.
(2)	Net of by-product revenue.
(3)	AIC are calculated in accordance with the WGC Industry standard. Refer to page 162 for detailed calculations and discussion of non-IFRS measures.
(4)	Figures may not add as they are rounded independently.

AISC decreased by 4% from U.S.$1,053 per ounce in fiscal 2014 to U.S.$1,007 per ounce in fiscal 2015. Total AIC decreased by 6% from U.S.$1,087 per ounce in fiscal 2014 to U.S.$1,026 per ounce in fiscal 2015. The decrease in AISC and total AIC was due to lower net operating costs, the weaker R/US dollar and A$/U.S.$ dollar, partially offset by lower by-product credits and higher capital expenditure.

At South Deep in South Africa, AISC of R607,429 per kilogram (U.S.$1,490 per ounce) and total AIC of R635,622 per kilogram (U.S.$1,559 per ounce) in fiscal 2015 compared with AISC of R538,254 per kilogram (U.S.$1,548 per ounce) and total AIC of R602,363 per kilogram (U.S.$1,732 per ounce) in fiscal 2014 due to lower gold sold and higher operating costs, partially offset by lower capital expenditure.

At the Ghanaian operations, AISC and total AIC for the region of U.S.$1,049 per ounce in fiscal 2015 compared with U.S.$1,094 per ounce in fiscal 2014. At Tarkwa, AISC and total AIC of U.S.$970 per ounce in fiscal 2015 compared with U.S.$1,068 per ounce in fiscal 2014 due to increased gold sold and lower operating costs, partially offset by higher capital expenditure. At Damang, AISC and total AIC of U.S.$1,326 per ounce in fiscal 2015 compared with U.S.$1,175 per ounce in fiscal 2014 due to higher net operating costs, lower gold sold and the U.S.$8 million inventory write-off.

At Cerro Corona in Peru, AISC and total AIC amounted to U.S.$718 per ounce in fiscal 2015 compared with U.S.$316 per ounce in fiscal 2014 due to lower gold sold, lower by-product credits and higher capital expenditure, partially offset by lower net operating costs. AISC and total AIC, on a gold equivalent basis amounted to U.S.$777 per ounce in fiscal 2015 compared with U.S.$702 per ounce in fiscal 2014 mainly due to the same reasons as above as well as lower equivalent ounces sold.

At the Australian operations, AISC and total AIC for the region of A$1,211 per ounce (U.S.$912 per ounce) in fiscal 2015 compared with A$1,124 per ounce (U.S.$1,015 per ounce) in fiscal 2014 due to lower gold sold and higher capital expenditure, partially offset by lower net operating costs. At St. Ives, AISC and total AIC for St. Ives of A$1,287 per ounce (U.S.$969 per ounce) in fiscal 2015 compared with A$1,289 per ounce (U.S.$1,164 per ounce) in fiscal 2014 due to higher gold sold and lower net operating costs, partially offset by higher capital expenditure. At Agnew/Lawlers, AISC and total AIC for Agnew/Lawlers of A$1,276 per ounce (U.S.$959 per ounce) in fiscal 2015 compared with A$1,096 per ounce (U.S.$990 per ounce) in fiscal 2014 due to lower gold sold and higher capital expenditure, partially offset by lower net operating costs. At Darlot, AISC and total AIC of A$1,403 per ounce (U.S.$1,057 per ounce) in fiscal 2015 compared with A$1,353 per ounce (U.S.$1,222 per ounce) in fiscal 2014 due to lower gold sold and higher capital expenditure, partially offset by lower operating costs. At Granny Smith, AISC and total AIC of A$1,017 per ounce (U.S.$764 per ounce) in fiscal 2015 compared with A$896 per ounce (U.S.$809 per ounce) in fiscal 2014 due to lower gold sold and higher capital expenditure, partially offset by lower net operating costs.

Net Operating Profit

Net operating profit decreased by 10% from U.S.$534 million in fiscal 2014 to U.S.$479 million in fiscal 2015 due to reasons discussed earlier.

Investment Income

Income from investments increased by 50% from U.S.$4 million in fiscal 2014 to U.S.$6 million in fiscal 2015. The increase was mainly due to higher cash balances at the international operations in fiscal 2015.

The investment income in fiscal 2015 of U.S.$6 million comprised U.S.$nil interest on monies invested in the South African rehabilitation trust fund and U.S.$6 million interest on other cash and cash equivalent balances.

The investment income in fiscal 2014 of U.S.$4 million comprised U.S.$1 million interest on monies invested in the South African and Ghanaian environmental rehabilitation trust funds and U.S.$3 million interest on other cash and cash equivalent balances.

Interest received on the funds decreased from U.S.$1 million in fiscal 2014 to U.S.$nil in fiscal 2015 mainly due to the weakening of the South Rand resulting in South Deep’s rand contribution being a nil United States Dollar figure.

Interest on other cash balances increased from U.S.$3 million in fiscal 2014 to U.S.$6 million in fiscal 2015 mainly due to higher cash balances at the international operations in fiscal 2015.

Finance Expense

Finance expense decreased by 16% from U.S.$99 million in fiscal 2014 to U.S.$83 million in fiscal 2015.

The finance expense of U.S.$83 million in fiscal 2015 comprised U.S.$12 million relating to the accretion of the environmental rehabilitation liability and U.S.$88 million on various Group borrowings, partially offset by interest capitalized of U.S.$17 million.

The finance expense of U.S.$99 million in fiscal 2014 comprised U.S.$18 million relating to the accretion of the environmental rehabilitation liability and U.S.$105 million on various Group borrowings, partially offset by interest capitalized of U.S.$24 million.

The environmental rehabilitation liability accretion expense decreased from U.S.$18 million in fiscal 2014 to U.S.$12 million in fiscal 2015 mainly due to lower present values of the rehabilitation liabilities which resulted from an increase in discount rates.

Below is an analysis of the components making up the interest on the various Group borrowings, stated on a comparative basis:

	2015	2014
	(U.S.$ million)
Interest on borrowings to fund capital expenditure and operating costs at the South African operation	3	18
Interest on U.S.$1 billion notes issue	50	50
Sibanye Gold guarantee fee	1	5
Interest on U.S.$70 million senior secured revolving credit facility	2	3
Interest on U.S.$200 million non-revolving senior secured term loan	—	2
Interest on U.S.$150 million revolving senior secured credit facility	3	—
Interest of U.S.$1,510 million term loan and revolving credit facility	28	25
Other interest charges	1	2

	88	105

Interest on borrowings to fund capital expenditure and operating costs at the South African operation decreased from U.S.$18 million in fiscal 2014 to U.S.$3 million in fiscal 2015 due to repayments of South African borrowings in the March 2015 quarter.

Interest on the U.S.$1 billion notes issue remained flat at U.S.$50 million in fiscal 2015.

The yearly guarantee fee of U.S.$5 million became payable to Sibanye Gold in fiscal 2013 after the unbundling of Sibanye Gold. On April 24, 2015, Sibanye Gold was released as guarantor, resulting in a pro-rata guarantee fee of U.S.$1 million in fiscal 2015.

Interest on the U.S.$70 million senior secured revolving credit facility decreased marginally from U.S.$3 million in fiscal 2014 to U.S.$2 million in fiscal 2015.

On December 19, 2014, the outstanding balance under the U.S.$200 million non-revolving senior secured term loan was refinanced by drawing down under the U.S.$150 million revolving senior secured credit facility. Interest on these facilities increased marginally from U.S.$2 million in fiscal 2014 to U.S.$3 million in fiscal 2015.

Interest on the U.S.$1,510 million term loan and revolving credit facilities increased from U.S.$25 million in fiscal 2014 to U.S.$28 million in fiscal 2015. The increase is due to additional borrowings during 2015.

During 2015, U.S.$17 million (2014: U.S.$24 million) of interest was capitalized in terms of IAS 23, Borrowing Cost. IAS 23 requires capitalization of borrowing costs whenever general borrowings are used to finance qualifying projects. The only qualifying project was South Deep’s mine development. An average interest capitalization rate of 4.8% (2014: 5.3%) was applied.

Loss on Financial Instruments

The loss on financial instruments decreased by 58% from U.S.$12 million in fiscal 2014 to U.S.$5 million in fiscal 2015.

The loss on financial instruments of U.S.$5 million in fiscal 2015 and U.S.$12 million in fiscal 2014 comprised the loss on the Australian diesel hedges.

On September 10, 2014, Gold Fields Australia (Proprietary) Limited entered into a Singapore Gasoil 10ppm cash settled swap transaction contract for a total of 136,500 barrels, effective September 15, 2014 until March 31, 2015 at a fixed price of U.S.$115.00 per barrel. The 136,500 barrels are based on 50 per cent of usage for the seven month period September 2014 to March 2015. Brent Crude at the time of the transaction was U.S.$99.10 per barrel. On November 26, 2014, Gold Fields Australia (Pty) Limited entered into further contracts. A contract for 63,000 barrels for the period from January to March 2015 was committed at a fixed price of U.S.$94.00 per barrel and a further 283,500 barrels was committed at a price of U.S.$96.00 per barrel for the period April to December 2015. Brent Crude at the time of the transaction was U.S.$78.50 per barrel. By entering into the above contracts, the Australian region hedged its full diesel requirements for fiscal 2015.

As at December 31, 2015, the fair value of these oil derivative contracts was negative U.S.$2 million (2014: negative U.S.$10 million).

Foreign Exchange Gains

The foreign exchange gains increased by 25% from U.S.$8 million in fiscal 2014 to U.S.$10 million in fiscal 2015.

The foreign exchange gains comprised exchange gains on cash and working capital balances. The exchange gains of U.S.$10 million in fiscal 2015 were mainly due to the weakening of the Australian Dollar, while the U.S.$8 million in fiscal 2014 were due to the weakening of the Ghanaian Cedi.

Other Costs, Net

Other costs decreased by 67% from U.S.$63 million in fiscal 2014 to U.S.$21 million in fiscal 2015.

The costs in fiscal 2015 are mainly made up of:

•	Social contributions and sponsorships of U.S.$12 million;

•	Global compliance costs of U.S.$4 million;

•	Facility charges of U.S.$2 million on the South African Rand borrowings; and

•	Rehabilitation income of U.S.$15 million as a result of changes in estimates relating to the provision for environmental rehabilitation costs recognized in profit or loss.

The costs in fiscal 2014 are mainly made up of:

•	Social contributions and sponsorships of U.S.$12 million;

•	Facility charges of U.S.$1 million on the South African Rand borrowings;

•	Legal fees amounting to U.S.$7 million as a result of the Gold Fields Board examination and regulatory investigation relating to the South Deep Black Economic Empowerment transaction;

•	Rehabilitation costs of U.S.$18 million as a result of changes in estimates relating to the provision for environmental rehabilitation costs recognized in profit or loss; and

•	Information technology conversion costs at the Yilgarn South Assets of U.S.$5 million.

Share-Based Payments

Gold Fields recognizes the cost of share options granted (share-based payments) in terms of IFRS 2, Share-based payment.

Share-based payments decreased by 58% from U.S.$26 million in fiscal 2014 to U.S.$11 million in fiscal 2015. The corresponding entry for the above adjustments was share-based payment reserve within shareholders’ equity.

The decrease in share-based payments was due to the fact that no allocations of options under existing plans were made during 2014 and 2015 following the introduction of the Long Term Incentive Plan during 2014.

Long-Term Incentive Plan Expense

Gold Fields recognizes the long-term incentive plan expense in terms of IAS 19, Employee benefits.

On March 1, 2014, the Remuneration Committee approved the LTIP. The plan provides for executive directors, certain officers and employees to receive a cash award conditional on the achievement of specified performance conditions relating to total shareholder return and FCF Margin. The conditions are assessed over the performance cycle which runs over three calendar years. The expected timing of the cash outflows in respect of each grant is at the end of three years after the original award was made.

These awards are measured on the date the award is made and re-measured at each reporting period. The total shareholder return portion of the award is measured using the Monte Carlo simulation valuation model, which requires assumptions regarding the share price volatility and expected dividend yield. The fair value of the free cash flow portion of the award is valued based on the actual and expected achievement of the cash flow targets set out in the plan. The assumptions used in the Monte Carlo model and the expected cash flow targets are reviewed at each reporting date.

The LTIP expense decreased by 44% from U.S.$9 million in fiscal 2014 to U.S.$5 million in fiscal 2015. The decrease was due to marked-to-market adjustments, partially offset by two years of grants being valued in fiscal 2015 compared to one year of grants in fiscal 2014.

Exploration Expense

For fiscal 2015, U.S.$95 million was spent on exploration, comprising brownfields exploration of U.S.$72 million (Australia U.S.$68 million, Ghana U.S.$3 million and South Africa U.S.$1 million) and greenfields exploration comprising Salares Norte in Chile (U.S.$16 million), APP in Finland (U.S.$1 million) and U.S.$6 million was spent on exploration office costs. Of the U.S.$95 million exploration costs incurred, U.S.$54 million was recognized in the consolidated income statement of which U.S.$31 million related to Australia.

For fiscal 2014, U.S.$98 million was spent on exploration, comprising brownfields exploration of U.S.$62 million (Australia U.S.$58 million and Ghana U.S.$4 million) and greenfields exploration comprising Yanfolila in Mali (U.S.$4 million) up to the date of disposal, Salares Norte in Chile (U.S.$11 million), APP in Finland (U.S.$3 million) and Chucapaca in Peru (U.S.$3 million) and U.S.$15 million was spent on exploration office costs. Of the U.S.$98 million exploration costs incurred, U.S.$47 million was recognized in the consolidated income statement of which U.S.$15 million related to Australia.

Subject to continued exploration success, U.S.$118 million will be spent on exploration, comprising brownfields exploration of U.S.$63 million (Australia U.S.$63 million) and greenfields exploration of U.S.$55 million.

Share of Results of Equity Accounted Investees After Taxation

Share of results of equity accounted investees after taxation increased by 200% from a loss of U.S.$2 million in fiscal 2014 to a loss of U.S.$6 million in fiscal 2015.

The increase relates mainly to ongoing study and evaluation costs at the FSE project in the Philippines and the Group’s share of losses of U.S.$2 million at Hummingbird (up to June 30, 2015, the date Hummingbird was reclassified to available-for-sale financial investments).

Restructuring Costs

Restructuring costs decreased by 79% from U.S.$42 million in fiscal 2014 to U.S.$9 million in fiscal 2015. The cost in fiscal 2015 relates mainly to separation packages in Tarkwa and St. Ives and the cost in fiscal 2014 related mainly to separation packages in Tarkwa, South Deep, Damang and St. Ives.

Impairment of Investments and Assets

Impairment of investments and assets increased from U.S.$27 million in fiscal 2014 to U.S.$221 million in fiscal 2015.

The impairment charge of U.S.$221 million in fiscal 2015 comprises:

•	U.S.$8 million net realizable write-downs of stockpiles at Damang;

•	U.S.$7 million impairment of redundant assets at Cerro Corona;

•	U.S.$14 million cash-generating unit impairment at Darlot;

•	U.S.$36 million asset specific impairment at Damang, relating to immovable assets that would no longer be used under the current life of mine;

•

U.S.$39 million at the APP. This project is valued at the lower of fair value less cost of disposal or carrying value after a decision was made to dispose of APP and it was reclassified as held for sale in fiscal 2013. The carrying value at December 31, 2014 was U.S.$40 million based on an offer made as part of the ongoing sale process during 2014. This offer was not realized and during 2015, APP was further impaired by U.S.$39 million to its fair value less cost of disposal;

•	U.S.$101 million impairment of the Group’s investment in FSE to its recoverable amount;

•	U.S.$8 million impairment of Hummingbird was recognized to adjust the carrying value of the investment to its fair value upon derecognition of the investment as an equity accounted investee; and

•	U.S.$8 million related to impairment of listed investments (Hummingbird, Bezant and various junior exploration companies) to their fair values.

The impairment charge of U.S.$27 million in fiscal 2014 comprises:

•	U.S.$1 million net realizable write-downs of consumables at Lawlers;

•	U.S.$13 million impairment of redundant assets at South Deep, St. Ives and Agnew/Lawlers;

•

U.S.$3 million at the APP. This project is valued at the lower of fair value less cost of disposal or carrying value after a decision was made to dispose of APP and it was reclassified as held for sale in fiscal 2013. The carrying value at December 31, 2013 was U.S.$43.2 million based on an offer made as part of the ongoing sale process during 2013. This offer was not realized but a second, lower offer was received closer to the end of 2014 which resulted in the further impairment in fiscal 2014;

•	U.S.$8 million related to impairment of listed investments (Bezant, Orsu Metals Corporation and various junior exploration companies); and

•	U.S.$6 million related to impairment of unlisted investments (Rand Refinery and Aurigin Resources Incorporated).

The above impairments were partially offset by the reversal of U.S.$4 million impairment of Yanfolila. Following the Group’s decision during 2013 to dispose of non-core projects, Yanfolila was classified as held for sale and, accordingly, valued at the lower of fair value less cost to sell or carrying value which resulted in an impairment of U.S.$30 million during 2013. During 2014, Gold Fields sold its 85% interest in the Yanfolila project in Mali to London-listed Hummingbird for U.S.$21 million, which was settled in the form of 21,258,503 Hummingbird shares. The fair value of Hummingbird shares exceeded the carrying value of Yanfolila, which resulted in a partial reversal of the 2013 impairment in fiscal 2014.

Profit on Disposal of Investments

The profit on the disposal of investments was U.S.$nil in fiscal 2015 compared to U.S.$1 million in fiscal 2014.

The profit on disposal of investments of U.S.$1 million in fiscal 2014 comprises:

U.S.$ million
Profit on disposal of shares in Robust Resources Limited	2
Additional loss on disposal of the Group’s interest in Talas (exploration project in Kyrgyzstan)	(1)

1

Profit on Disposal of Chucapaca

During 2014, Gold Fields sold its 51% interest in Canteras del Hallazgo (entity that houses the Chucupaca project in Peru) for U.S.$81 million to Compañía de Minas Buenaventura S.A.A. realizing a profit of U.S.$5 million.

Loss on Disposal of Assets

Loss on disposal of assets was U.S.$nil in fiscal 2015 compared to U.S.$1 million in fiscal 2014.

The major disposals in fiscal 2014 related to the sale of redundant assets at St. Ives, Darlot, Granny Smith, Tarkwa, Cerro Corona and South Deep.

Royalties

Royalties decreased by 12% from U.S.$86 million in fiscal 2014 to U.S.$76 million in fiscal 2015 and are made up as follows:

	2015	2014
	(U.S.$ million)
South Africa	1	1
Ghana	44	47
Peru	3	6
Australia	28	32

	76	86

The royalty in Ghana decreased in line with the decrease in gold revenue. The royalty in Peru reduced due to the lower operating margin of Cerro Corona. The royalty in Australia remained stable in Australian Dollar terms from 2014 to 2015, however, decreased in United States Dollar terms due to the weakening of the Australian Dollar against the United States Dollar in fiscal 2015.

Mining and Income Tax

Mining and income tax was a charge of U.S.$247 million in fiscal 2015 compared to U.S.$118 million in fiscal 2014.

The table below indicates Gold Fields’ effective tax rate in fiscal 2015 and 2014:

	2015	2014
Income and mining tax charge—U.S.$ million	(247)	(118)
Effective tax rate—%	(5,491.1)	(85.3)

In fiscal 2015, the effective tax rate of 5,491% was higher than the maximum South African mining statutory tax rate of 34% mainly due to the tax effect of the following:

•	U.S.$22 million adjustment to reflect the actual realized company tax rates in South Africa and offshore; and

•	U.S.$5 million deferred tax release on the change of tax rate at the Peruvian operations.

The above were offset by the following tax-effected charges:

•	U.S.$12 million non-deductible charges comprising share-based payments (U.S.$4 million) and exploration expense (U.S.$8 million);

•	U.S.$53 million non-deductible impairment charges of assets relating mainly to listed investment, Hummingbird, APP and FSE;

•	U.S.$27 million non-deductible interest paid;

•	U.S.$41 million deferred tax charge on Peruvian Nuevo Sol devaluation against United States Dollar;

•	U.S.$113 million derecognition of deferred tax assets at Cerro Corona and Damang;

•	U.S.$9 million of net non-deductible expenditure and non-taxable income;

•	U.S.$2 million of non-deductible share of results of associates after taxation; and

•	U.S.$8 million of various Peruvian non-deductible expenses.

In fiscal 2014, the effective tax rate of 85% was higher than the maximum South African mining statutory tax rate of 34% mainly due to the tax effect of the following:

•	U.S.$8 million adjustment to reflect the actual realized company tax rates in South Africa and offshore; and

•	U.S.$2 million non-taxable profit on disposal of investments and subsidiaries.

The above were offset by the following tax-effected charges:

•	U.S.$18 million non-deductible charges comprising share-based payments (U.S.$7 million) and exploration expense (U.S.$11 million);

•	U.S.$4 million non-deductible impairment charges of assets relating mainly to APP, Yanfolila, Bezant and Rand Refinery;

•	U.S.$28 million non-deductible interest paid;

•	U.S.$2 million non-deductible legal and consulting fees;

•	U.S.$3 million deferred tax charge on Peruvian Nuevo Sol devaluation against United States Dollar;

•	U.S.$8 million of net non-deductible expenditure and non-taxable income;

•	U.S.$1 million of non-deductible share of results of associates after taxation; and

•	U.S.$8 million of various Peruvian non-deductible expenses.

(Loss)/Profit For The Year

As a result of the factors discussed above, Gold Fields posted a loss of U.S.$243 in fiscal 2015 compared with a profit of U.S.$20 million in fiscal 2014.

(Loss)/Profit Attributable To Owners Of The Parent From Continuing Operations

Gold Fields posted a loss attributable to ordinary shareholders of the company of U.S.$242 million in fiscal 2015 compared to a profit of U.S.$13 million in fiscal 2014.

(Loss)/Profit Attributable To Non-Controlling Interest Holders

(Loss)/profit attributable to non-controlling interest was a loss of U.S.$1 million in fiscal 2015 compared to a profit of U.S.$8 million in fiscal 2014.

The non-controlling interest consists of Gold Fields Ghana (Tarkwa) and Abosso Goldfields (Damang) at 10% each at the end of 2015 and 2014, Gold Fields La Cima (Cerro Corona) at 0.47% at the end of 2015 and 2014 and Canteras del Hallazgo (entity that houses the Chucupaca project in Peru) at nil% at the end of 2015 and 2014.

Gold Fields sold its interest in Canteras del Hallazgo for U.S.$81 million during 2014.

The amount making up the non-controlling interest is shown below:

	2015 Non-controlling interest Effective (1)	2014 Non-controlling interest Effective (1)	2015	2014
	(%)		(U.S.$ million)
Gold Fields Ghana Limited—Tarkwa	10.0	10.0	9	9
Abosso Goldfields—Damang	10.0	10.0	(9)	—
Gold Fields La Cima—Cerro Corona	0.47	0.47	(1)	—
Canteras del Hallazgo	—	49.0	—	(1)

			(1)	8

Note:

(1)	Average for the year.

(Loss)/Earnings Per Share

As a result of the above, Gold Fields realized a loss of U.S.$0.31 per share in fiscal 2015 compared with earnings of U.S.$0.02 per share in fiscal 2014.

Liquidity and Capital Resources

Years ended December 31, 2016 and December 31, 2015

Cash resources

Cash Flows From Operating Activities

Cash inflows from operating activities increased by 23% from U.S.$744 million in fiscal 2015 to U.S.$918 million in fiscal 2016. The increase of U.S.$174 million was due to:

U.S.$ million
Increase in cash generated from operations due to higher operating profit	265
Increase in interest received due to higher cash balances	1
Increase in investment in working capital	(46)
Decrease in interest paid due to lower borrowings	5
Increase in royalties paid due to higher revenue	(2)
Increase in taxes paid	(37)
Increase in dividends paid due to higher normalized earnings	(12)

174

Dividends paid increased from U.S.$29 million in fiscal 2015 to U.S.$41 million in fiscal 2016. The dividends paid of U.S.$41 million in fiscal 2016 comprised dividends paid to ordinary shareholders of U.S.$39 million, non-controlling interests in Peru of U.S.$1 million and South Deep BEE dividend of U.S.$1 million.

The dividends paid of U.S.$29 million in fiscal 2015 comprised dividends paid to ordinary shareholders of U.S.$15 million, non-controlling interests in Ghana and Peru of U.S.$12 million and South Deep BEE dividend of U.S.$2 million.

Cash Flows From Investing Activities

Cash outflows from investing activities increased by 33% from U.S.$652 million in fiscal 2015 to U.S.$868 million in fiscal 2016. The items comprising these numbers are discussed below.

Additions to property, plant and equipment

Capital expenditure increased by 3% from U.S.$634 million in fiscal 2015 to U.S.$650 million in fiscal 2016.

Capital expenditure at South Deep in South Africa increased by 35% from R848 million (U.S.$67 million) in fiscal 2015 to R1,145 million (U.S.$78 million) in fiscal 2016:

•	This increase was due to higher spending on fleet, the refurbishment of the man winder at Twin shaft and higher spend on mining employee accommodation.

Capital expenditure at the Ghanaian operations decreased by 7% from U.S.$221 million in fiscal 2015 to U.S.$206 million in fiscal 2016:

•	Tarkwa decreased by 18% from U.S.$204 million to U.S.$168 million mainly due to the purchase of mining fleet for replacement in fiscal 2015; and

•	Damang increased by 124% from U.S.$17 million to U.S.$38 million with the majority spent on waste stripping at the Amoanda pit.

Capital expenditure at Cerro Corona in Peru decreased by 34% from U.S.$65 million in fiscal 2015 to U.S.$43 million in fiscal 2016:

•	The decrease is due to higher expenditure on construction of the tailings dam, waste storage facilities and once-off capital projects in fiscal 2015.

Capital expenditure at the Australian operations increased by 16% from A$373 million (U.S.$281 million) in fiscal 2015 to A$431 million (U.S.$322 million) in fiscal 2016:

•	St. Ives increased by 24% from A$152 million (U.S.$115 million) to A$188 million (U.S.$140 million) due to increased expenditure on pre-stripping at the Invincible and Neptune open pits;

•

Agnew/Lawlers decreased by 3% from A$97 million (U.S.$73 million) to A$94 million (U.S.$70 million) due to increased development of Fitzroy Bengal Hastings at Waroonga in fiscal 2015, partially offset by increased exploration expenditure in fiscal 2016.

•	Darlot increased by 7% from A$27 million (U.S.$20 million) to A$29 million (U.S.$21 million) due to increased exploration and capital development at the Oval ore body.

•

Granny Smith increased by 26% from A$96 million (U.S.$72 million) to A$121 million (U.S.$90 million). The majority of expenditure related to capital development, exploration and the establishment of new fresh air intake ventilation raises.

Proceeds on disposal of property, plant and equipment

Proceeds on the disposal of property, plant and equipment decreased by 33% from U.S.$3 million in fiscal 2015 to U.S.$2 million in fiscal 2016. In both 2016 and 2015, this related to the sale of various redundant assets.

Purchase of Gruyere Gold Project assets

On December 13, 2016, Gold Fields purchased 50% of the Gruyere Gold Project and entered into a 50:50 unincorporated joint venture with Gold Road for the development and operation of the Gruyere Gold Project in Western Australia, which comprises the Gruyere gold deposit as well as additional resources including Central Bore and Attila/Alaric.

Gold Fields acquired 50% interest in the Gruyere Gold Project for a total purchase consideration of A$350.0 million payable in cash and a 1.5% royalty on Gold Fields’ share of production after total mine production exceeds 2 million ounces. The cash consideration is split with A$250.0 million payable on effective date and A$100.0 million payable according to an agreed construction cash call schedule. Transaction costs of A$19 million were incurred.

At December 31, 2016, Gruyere mining assets of U.S.$276 million (A$372 million) were capitalized of which U.S.$197 million (A$266 million) were cash additions and U.S.$79 million (A$106 million) were non-cash additions.

The U.S.$197 million (A$266 million) cash additions comprise the initial cash consideration of A$250 million payable, as well as additional development costs. The U.S.$79 million (A$106 million) non-cash additions comprise of the initial A$100 million payable, as well as stamp duties payable.

Purchase of investments

Investment purchases increased by 333% from U.S.$3 million in fiscal 2015 to U.S.$13 million in fiscal 2016.

The purchase of investments of U.S.$13 million in fiscal 2016 comprised:

U.S.$ million
Cardinal Resource Limited	13

13

The purchase of investments of U.S.$3 million in fiscal 2015 comprised:

U.S.$ million
Mine Vision Systems	3

3

Proceeds on disposal of investments

Proceeds on the disposal of investments increased from U.S.$nil in fiscal 2015 to U.S.$4 million in fiscal 2016.

The proceeds on disposal of investments of U.S.$4 million in fiscal 2016 comprised:

U.S.$ million
Sale of shares in Sibanye Gold Limited	2
Sale of shares in Tocqueville Bullion Reserve Limited	2

4

Environmental trust funds and rehabilitation payments

The environmental trust fund and rehabilitation payments decreased by 17% from U.S.$18 million in fiscal 2015 to U.S.$15 million in fiscal 2016.

During 2016, Gold Fields paid U.S.$2 million into its South Deep mine environmental trust fund and U.S.$6 million into its Tarkwa mine environmental trust fund and spent U.S.$7 million on on-going rehabilitation at the international operations, resulting in a total cash outflow of U.S.$15 million for the year.

During 2015, Gold Fields paid U.S.$1 million into its South Deep mine environmental trust fund and U.S.$7 million into its Tarkwa mine environmental trust fund and spent U.S.$10 million on on-going rehabilitation at the international operations, resulting in a total cash outflow of U.S.$18 million for the year.

Cash Flows From Financing Activities

Cash outflows from financing activities was an inflow of U.S.$37 million in fiscal 2016 compared to an outflow of U.S.$88 million in fiscal 2015.

Share issue

During 2016, Gold Fields completed a U.S.$152 million (R2.3 billion) non-U.S. accelerated equity raising by way of a private placement to institutional investors. A total number of 38,857,913 new Gold Fields shares were placed at a price of R59.50 per share which represented a 6% discount to the 30-day volume weighted average traded price, for the period March 17, 2016 and a 0.7% discount to the 50-day moving average.

The net proceeds from the placement were used to finance the buy-back of the notes.

Loans raised

Loans raised increased by 157% from U.S.$506 million in fiscal 2015 to U.S.$1,299 million in fiscal 2016.

The U.S.$1,299 million loans raised in fiscal 2016 comprised:

U.S.$ million
U.S.$150 million revolving senior secured credit facility	40
U.S.$1,510 million term loan and revolving credit facilities	174
U.S.$1,290 million term loan and revolving credit facilities(1)	708
R1,500 million Nedbank revolving credit facility	21
Short-term Rand uncommitted credit facilities	356

1,299

Note:

Credit facilities refinancing

(1)	Gold Fields successfully refinanced its U.S.$1,510 million credit facilities due in November fiscal 2017. The new facilities amount to U.S.$1,290 million and comprise three tranches:

•	U.S.$380 million: three-year term loan maturing in June fiscal 2019 – margin 250 basis points (bps) over LIBOR;

•	U.S.$360 million: three-year revolving credit facility also maturing in June fiscal 2019 (with an option to extend to up to five years) – margin 220bps over LIBOR; and

•	U.S.$550 million: five-year revolving credit facility maturing in June fiscal 2021 – margin 245bps over LIBOR.

The new facilities were concluded with a syndicate of 15 banks. On average, the interest rate on the new facilities is similar to the interest rate on the existing facilities. A total of U.S.$645 million was drawn down from the new facilities on 13 June 2016 to repay the Group’s existing U.S.$ facilities, with U.S.$645 million remaining unutilized. The refinancing is a key milestone in Gold Fields’ balance sheet management and increases the maturity of its core debt, with the first maturity now only in June fiscal 2019 (previously November fiscal 2017).

The U.S.$506 million loans raised in fiscal 2015 comprised:

U.S.$ million
U.S.$70 million senior secured revolving credit facility	10
U.S.$1,510 million term loan and revolving credit facilities	400
Short-term Rand uncommitted credit facilities	96

506

Loans repaid

Loans repaid increased by 138% from U.S.$594 million in fiscal 2015 to U.S.$1,413 million in fiscal 2016.

The U.S.$1,413 million loans repaid in fiscal 2016 comprised:

U.S.$ million
U.S.$1 billion notes issue(1)	130
U.S.$1,510 million term loan and revolving credit facility	898
U.S.$1,290 million term loan and revolving credit facility	49
R1,500 million Nedbank revolving credit facility	21
Short-term Rand uncommitted credit facilities	315

1,413

Note:

Bond buy-back

(1)	On February 19, 2016, Gold Fields announced an offer to purchase U.S.$200 million of the U.S.$1 billion notes outstanding. Gold Fields accepted the purchase of an aggregate principal amount of notes equal to U.S.$148 million at the purchase price of U.S.$880 per U.S.$1,000 in principal amount of notes. A profit of U.S.$18 million was recognized on the buy-back of the notes, resulting in a cash outflow of U.S.$130 million.

The U.S.$594 million loans repaid in fiscal 2015 comprised:

U.S.$ million
U.S.$1,510 million term loan and revolving credit facility	302
R1,500 million Nedbank revolving credit facility	129
R500 million Rand Merchant Bank revolving credit facility	21
Short-term Rand uncommitted credit facilities	142

594

Net cash generated

As a result of the above, net cash generated increased by 2,075% from U.S.$4 million in fiscal 2015 to U.S.$87 million in fiscal 2016.

Cash and cash equivalents increased from U.S.$440 million at December 31, 2015 to U.S.$527 million at December 31, 2016.

Liquidity and Capital Resources

Years ended December 31, 2015 and December 31, 2014

Cash resources

Cash Flows From Operating Activities

Cash inflows from operating activities decreased by 8% from U.S.$809 million in fiscal 2014 to U.S.$744 million in fiscal 2015. The decrease of U.S.$65 million was due to:

U.S.$ million
Decrease in cash generated from operations due to lower operating profit	(56)
Increase in interest received due to higher cash balances	2
Decrease in release of working capital	(40)
Decrease in interest paid due to lower borrowings	17
Decrease in royalties paid due to lower revenue	12
Increase in taxes paid	(13)
Decrease in dividends paid due to lower normalized earnings	13

(65)

Dividends paid decreased from U.S.$42 million in fiscal 2014 to U.S.$29 million in fiscal 2015. The dividends paid of U.S.$29 million in fiscal 2015 comprised dividends paid to ordinary shareholders of U.S.$15 million, non-controlling interests in Ghana and Peru of U.S.$12 million and South Deep BEE dividend of U.S.$2 million.

The dividends paid of U.S.$42 million in fiscal 2014 comprised dividends paid to ordinary shareholders of U.S.$30 million, non-controlling interests in Ghana and Peru of U.S.$10 million and South Deep BEE dividend of U.S.$2 million.

Cash Flows From Investing Activities

Cash outflows from investing activities increased by 23% from U.S.$531 million in fiscal 2014 to U.S.$652 million in fiscal 2015. The items comprising these numbers are discussed below.

Additions to property, plant and equipment

Capital expenditure increased by 4% from U.S.$609 million in fiscal 2014 to U.S.$634 million in fiscal 2015.

Capital expenditure at South Deep in South Africa decreased from R994 million (U.S.$92 million) in fiscal 2014 to R848 million (U.S.$67 million) in fiscal 2015:

•	This decrease was mainly due to lower expenditure on new mine development.

Capital expenditure at the Ghanaian operations increased from U.S.$190 million in fiscal 2014 to U.S.$221 million in fiscal 2015:

•	Tarkwa increased from U.S.$174 million to U.S.$204 million mainly due to increased expenditure on the purchase of mining fleet and additional capital waste stripping; and

•	Damang increased from U.S.$16 million to U.S.$17 million mainly due to increased expenditure on the processing plant upgrade and heavy vehicle equipment components.

Capital expenditure at Cerro Corona in Peru increased from U.S.$51 million in fiscal 2014 to U.S.$65 million in fiscal 2015:

•	The increase in expenditure was on the raising of the tailings management facility and expenditure on the new fuel station and camp.

Capital expenditure at the Australian operations increased from A$304 million (U.S.$274 million) in fiscal 2014 to A$373 million (U.S.$281 million) in fiscal 2015:

•	St. Ives increased from A$130 million (U.S.$118 million) to A$152 million (U.S.$115 million) due to increased expenditure on exploration and pre-stripping at the Invincible pit;

•	Agnew/Lawlers increased from A$92 million (U.S.$83 million) to A$97 million (U.S.$73 million) due to increased exploration expenditure;

•	Darlot increased from A$16 million (U.S.$15 million) to A$27 million (U.S.$20 million) due to increased capital development at LSL as well as additional exploration expenditure.

•	Granny Smith increased from A$65 million (U.S.$59 million) to A$96 million (U.S.$72 million) due to increased capital development and exploration.

Proceeds on disposal of property, plant and equipment

Proceeds on the disposal of property, plant and equipment decreased by 40% from U.S.$5 million in fiscal 2014 to U.S.$3 million in fiscal 2015. In both 2015 and 2014, this related to the sale of various redundant assets.

Proceeds on disposal of Chucapaca

During 2014, Gold Fields sold its 51% interest in Canteras del Hallazgo (entity that houses the Chucupaca project in Peru) for U.S.$81 million to Compañía de Minas Buenaventura S.A.A.

Purchase of investments

Investment purchases decreased by 25% from U.S.$4 million in fiscal 2014 to U.S.$3 million in fiscal 2015.

The purchase of investments of U.S.$3 million in fiscal 2015 comprised:

U.S.$ million
Mine Vision Systems	3

3

The purchase of investments of U.S.$4 million in fiscal 2014 comprised:

U.S.$ million
Rand Refinery Limited	3
Tocqueville Bullion Reserve Limited	1

4

Proceeds on disposal of investments

Proceeds on the disposal of investments decreased from U.S.$6 million in fiscal 2014 to U.S.$nil in fiscal 2015.

The proceeds on disposal of investments of U.S.$6 million in fiscal 2014 comprised:

U.S.$ million
Sale of shares in Robust Resources Limited	4
Sale of the Group’s interest in Talas (exploration project in Kyrgyzstan)	2

6

Environmental trust funds and rehabilitation payments

The environmental trust fund and rehabilitation payments increased from U.S.$10 million in fiscal 2014 to U.S.$18 million in fiscal 2015.

During 2015, Gold Fields paid U.S.$1 million into its South Deep mine environmental trust fund and U.S.$7 million into its Tarkwa mine environmental trust fund and spent U.S.$10 million on on-going rehabilitation at the international operations, resulting in a total cash outflow of U.S.$18 million for the year.

During 2014, Gold Fields paid U.S.$1 million into its South Deep mine environmental trust fund and U.S.$6 million into its Tarkwa mine environmental trust fund and spent U.S.$3 million on on-going rehabilitation at the international operations, resulting in a total cash outflow of U.S.$10 million for the year.

Cash Flows From Financing Activities

Cash outflows from financing activities decreased by 30% from U.S.$126 million in fiscal 2014 to U.S.$88 million in fiscal 2015.

Equity contributions from non-controlling interest holders

Equity contributions from non-controlling interest holders decreased from U.S.$2 million in fiscal 2014 to U.S.$nil in fiscal 2015. The U.S.$2 million received in fiscal 2014 related to cash advanced by Buenaventura in accordance with their obligations under the Chucapaca agreement. The reason for the decrease in equity contributions from non-controlling interest holders from 2015 to 2014 is the disposal of Chucapaca in August 2014.

Loans raised

Loans raised increased from U.S.$464 million in fiscal 2014 to U.S.$506 million in fiscal 2015.

The U.S.$506 million loans raised in fiscal 2015 comprised:

U.S.$ million
U.S.$70 million senior secured revolving credit facility	10
U.S.$1,510 million term loan and revolving credit facilities	400
Short-term Rand uncommitted credit facilities	96

506

The U.S.$464 million loans raised in fiscal 2014 comprised:

U.S.$ million
La Cima revolving senior secured credit facility	42
U.S.$70 million senior secured revolving credit facility	35
U.S.$1,510 million term loan and revolving credit facilities	42
R500 million Rand Merchant Bank revolving credit facility	46
Short-term Rand uncommitted credit facilities	299

464

Loans repaid

Loans repaid increased from U.S.$592 million in fiscal 2014 to U.S.$594 million in fiscal 2015.

The U.S.$594 million loans repaid in fiscal 2015 comprised:

U.S.$ million
U.S.$1,510 million term loan and revolving credit facility	302
R1,500 million Nedbank revolving credit facility	129
R500 million Rand Merchant Bank revolving credit facility	21
Short-term Rand uncommitted credit facilities	142

594

The U.S.$592 million loans repaid in fiscal 2014 comprised:

U.S.$ million
U.S.$200 million non-revolving senior secured term loan	70
U.S.$70 million senior secured revolving credit facility	35
U.S.$1,510 million term loan and revolving credit facility	189
R500 million Rand Merchant Bank revolving credit facility	22
Short-term Rand uncommitted credit facilities	276

592

Net loans repaid decreased from U.S.$128 million in fiscal 2014 to U.S.$88 million in fiscal 2015. The decrease in net loans repaid was mainly due to lower operating cash flows and higher investing activities cash flows.

Net cash generated

As a result of the above, net cash generated decreased from U.S.$152 million in fiscal 2014 to U.S.$4 million in fiscal 2015.

Cash and cash equivalents amounted to U.S.$440 million at December 31, 2015, as compared to U.S.$458 million at December 31, 2014.

STATEMENT OF FINANCIAL POSITION

Borrowings

Total debt (short and long-term borrowings) decreased from U.S.$1,820 million at December 31, 2015 to U.S.$1,693 million at December 31, 2016. Net debt (total debt less cash and cash equivalents) decreased from U.S.$1,380 million at December 31, 2015 to U.S.$1,166 million at December 31, 2016 as a result of lower debt and higher cash balance.

The Group monitors capital using the ratio of net debt to adjusted EBITDA. Adjusted EBITDA is defined as net operating profit before depreciation and amortization, adjusted for exploration expenses and certain other costs. The definition of adjusted EBITDA is as defined in the U.S.$1,290 million term loan and revolving credit facilities agreement. Net debt is defined as total borrowings less cash and cash equivalents. The Group’s long-term target is a ratio of net debt to adjusted EBITDA of one times or lower. The bank covenants on external borrowings require a net debt to adjusted EBITDA ratio of 2.5 or below and the ratio is measured based on amounts in United States dollar. Net debt to adjusted EBITDA at December 31, 2016 was 0.95 (2015: 1.38), surpassing the Group’s target of 1.0 which was set at the start of 2015. Refer to note 39 to the consolidated financial statements.

Provisions

Long-term provisions increased by 3% from U.S.$284 million at December 31, 2015 to U.S.$292 million at December 31, 2016 and included a provision for environmental rehabilitation costs of U.S.$283 million (2015: U.S.$275 million) and other long term provisions of U.S.$9 million (2015: U.S.$9 million).

Provision for environmental rehabilitation costs

The amount provided for environmental rehabilitation costs increased by 3% from U.S.$275 million at December 31, 2015 to U.S.$283 million at December 31, 2016. The increase is largely due to the increase in the gross closure costs at the Ghanaian and Peruvian operations. This provision represents the present value of closure, rehabilitation and other environmental obligations incurred up to December 31, 2016. This provision is updated annually to take account of inflation, the time value of money and any new environmental obligations incurred.

The inflation and range of discount rates applied in fiscal 2016 and 2015 for each region are shown in the table below:

	South Africa	Ghana	Australia	Peru
Inflation rates
2016	5.5%	2.2%	2.5%	2.2%
2015	5.4%	2.2%	2.5%	2.2%
Discount rates
2016	9.7%	9.7 – 9.8%	1.9 – 3.0%	3.7%
2015	10.1%	7.8 – 8.8%	2.0 – 2.8%	3.5%

The interest charge decreased by 8% from U.S.$12 million in fiscal 2015 to U.S.$11 million in fiscal 2016 mainly due to lower present values of the rehabilitation liabilities which resulted from an increase in discount rates used in the 2015 rehabilitation liabilities calculation.

Adjustments for new disturbances and changes in environmental legislation during 2016 and 2015, after applying the above inflation and discount rates were:

	2016	2015
	(U.S.$ million)
South Africa	(2)	(6)
Ghana	8	5
Australia	(8)	(4)
Peru	7	(9)

Total	5	(14)

The South African and Ghanaian operations contribute to dedicated environmental trust funds to provide financing for final closure and rehabilitation costs. The amount invested in the fund is shown as a non-current asset in the financial statements and increased by 29% from U.S.$35 million at December 31, 2015 to U.S.$45 million at December 31, 2016. The increase is mainly as a result of contributions amounting to U.S.$8 million and interest income of U.S.$1 million in fiscal 2016. The South African and Ghanaian operations are required to contribute annually to the trust fund over the remaining lives of the mines, to ensure that sufficient funds are available to discharge commitments for future rehabilitation costs.

Other long-term provisions

Other long term provisions remained flat at U.S.$9 million and include the South Deep dividend of U.S.$7 million (2015: U.S.$7 million) and other provisions of U.S.$2 million (2015: U.S.$2 million).

Credit facilities

At December 31, 2016, the Group had committed unutilized banking facilities of available under the following facilities, details of which are discussed in note 24 to the consolidated financial statements:

•	U.S.$632 million available under the U.S.$1,290 million term loan and revolving credit facilities;

•	U.S.$68 million available under the U.S.$150 million revolving senior secured credit facility;

•	U.S.$25 million available under the U.S.$70 million senior secured revolving credit facility;

•	U.S.$148 million available under the U.S.$1 billion notes as the notes bought back were never cancelled; and

•	U.S.$107 million (R1,500 million) available under R1,500 million Nedbank revolving credit facility.

Substantial contractual arrangements for uncommitted borrowing facilities are maintained with several banking counterparties to meet the Group’s normal contingency funding requirements.

As of the date of this report, the Group was not in default under the terms of any of its outstanding credit facilities.

Contractual obligations and commitments as at December 31, 2016

	Payments due by period
	Total	Less than 12 months	12-36 months	36-60 months	After 60 months
	(U.S.$ millions)
Long-term debt
Notes Issue
Capital	852.4	—	—	852.4	—
Interest	157.1	41.6	83.1	32.4	—
U.S.$150 million revolving senior secured credit facility
Capital	82.0	82.0	—	—	—
Interest	1.9	1.9	—	—	—
U.S.$1,290 million term loan and revolving credit facility
Capital	658.5	—	658.5	—	—
Interest	50.2	20.6	29.6	—	—
U.S.$70 million senior secured revolving credit facility
Capital	45.0	45.0	—	—	—
Interest	0.5	0.5	—	—	—
Short term Rand credit facilities
Capital	61.0	61.0	—	—	—
Interest	5.1	5.1	—	—	—
Operating lease obligations	549.7	42.5	116.2	113.7	277.3
Other long-term obligations
Environmental obligations(1)(2)	380.8	3.6	7.7	22.1	347.4

Total contractual obligations	2,844.2	303.8	895.1	1,020.6	624.7

Notes:

(1)	Gold Fields makes full provision for all environmental obligations based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the reporting date. Management believes that the provisions made for environmental obligations are adequate to cover the expected volume of such obligations.
(2)	Represents the undiscounted liability.

	Amounts of commitments expiring by period
	Total	Less than 12 months	12-36 months	36-60 months	After 60 months
	(U.S.$ millions)
Other commercial commitments
Guarantees(1)	—	—	—	—	—
Capital expenditure	46.2	46.2	—	—	—

Total commercial commitments	46.2	46.2	—	—	—

Note:

(1)	Gold Fields provides environmental obligation guarantees with respect to its South African, Peruvian and Ghanaian operations. These guarantees amounted to U.S.$100.1 million at 31 December 2016.

Working capital

Management believes that Gold Fields’ working capital resources, by way of internal sources and banking facilities, are sufficient to fund Gold Fields’ currently foreseeable future business requirements.

Off balance sheet items

At December 31, 2016, Gold Fields had no material off balance sheet items.

Recent Developments

See “Information on the Company—Developments since December 31, 2015”.

Trend and Outlook

Attributable equivalent gold production for the Group for fiscal 2017 is expected to be between 2.10 million ounces and 2.15 million ounces, unchanged from the updated guidance provided in fiscal 2016. The Australian operations are expected to produce around 910,000 ounces. Cerro Corona’s gold equivalent production of around 290,000 ounces is higher than 2016 with the increase mainly due to the positive impact of the higher copper/gold price ratio. Lower production is expected at Damang given the reinvestment currently underway and South Deep is expected to increase production to around 9,800 kilograms (315,000 ounces).

The all-in-sustaining cost for the Group is expected to be between U.S.$1,010 per ounce and U.S.$1,030 per ounce.

Gold Fields plans to embark on a year of reinvestment in fiscal 2017 with the focus on new growth and development projects, and to target both sustaining and growing free cash flow. Apart from the growth invested in South Deep, three other major projects namely the Damang Reinvestment Plan, the Gruyere Gold Project and the Salares Norte project require significant investment. Growth expenditure at South Deep is planned to increase to R287 million (U.S.$20 million) in fiscal 2017 (2016: R115 million/U.S.$8 million). In fiscal 2017, U.S.$120 million will be invested in future growth at Damang, while the A$153 million (U.S.$112 million) is planned to be spent on the development of Gruyere. In Chile, Salares Norte received water rights and the project is on track to complete a prefeasibility study in the second half of fiscal 2017. The plan is to increase expenditure to U.S.$64 million at Salares Norte in fiscal 2017 (2016: U.S.$39 million).

As a result of the above, AIC for the Group is planned to increase significantly to between U.S.$1,170 per ounce to U.S.$1,190 per ounce. Group capital expenditure for the year is planned at U.S.$870 million. It includes U.S.$120 million at Damang and A$153 million (U.S.$112 million) for Gruyere, as well as R287 million (U.S.$20 million) at South Deep. These expectations assume exchange rates of R/U.S.$: 14.14 and A$/U.S.$: 0.73.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors

Gold Fields’ directors and their ages and positions are:

Name	Age	Position	Term Expires(1)
Cheryl A. Carolus	58	Non-executive Chair	May 2018
Nicholas J. Holland	58	Executive Director and Chief Executive Officer	May 2017
Paul A. Schmidt	49	Executive Director and Chief Financial Officer	May 2017
Alhassan Andani(2)	55	Non-executive Director	May 2017
Peter J. Bacchus(3)	47	Non-executive Director	May 2017
Terence P. Goodlace(4)	57	Non-executive Director	May 2017
Carmen Letton(5)	51	Non-executive Director	May 2017
Richard P. Menell	61	Non-executive Director and Deputy Chair	May 2018
Donald M. J. Ncube	69	Non-executive Director	May 2019
Steven P. Reid(6)	61	Non-executive Director	May 2019
Yunus G.H. Suleman(7)	59	Non-executive Director	May 2017
Gayle M. Wilson(8)	72	Non-executive Director	May 2019

Notes:

(1)	Terms expire on the date of the annual general meeting in that year for newly appointed directors and once every three years after their first election.
(2)	Appointed as Non-executive Director on August 1, 2016.
(3)	Appointed as Non- executive Director on September 1, 2016.
(4)	Appointed as Non-executive Director on July 1, 2016.
(5)	Appointed as Non-executive Director on May 1, 2017.
(6)	Appointed as a Non-executive Director on February 1, 2016.
(7)	Appointed as Non-executive Director on September 1, 2016.
(8)	Scheduled to retire on May 24, 2017.

Directors and Executive Officers

The Memorandum of Incorporation of Gold Fields provides that the Board must consist of no less than four and no more than 15 directors at any time. The Board currently consists of two executive directors and ten non-executive directors, all of whom are independent.

The Memorandum of Incorporation of Gold Fields provides one-third of all directors (including executive directors) must retire from office at each annual general meeting of Gold Fields. The first to retire are those directors appointed as additional members of the Board during the year, followed by the longest serving members. Retiring directors normally make themselves available for re-election and are re-elected at the annual general meeting at which they retire. The number of directors serving must at all times be less than one-half of the total number of directors in office. Gold Fields’ current executive directors are appointed to their positions as directors by contract.

According to the Memorandum of Incorporation, the Board is required to meet at least four times a year and beyond that, may meet as it sees fit. The Board sets its own policies for adjourning and otherwise regulating meetings. Any director may call a meeting at any time by requesting the company secretary to convene a meeting. The Memorandum of Incorporation further provides for the following:

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

Under Section 303A.11 of the NYSE Company Manual, or the NYSE Listing Standards, foreign private issuers such as Gold Fields must disclose any significant ways in which their corporate governance practices differ from those followed by U.S. listed companies under the NYSE Listing Standards. Disclosure of the significant ways in which Gold Fields’ corporate governance practices differ from practices followed by U.S. companies listed on the NYSE can be found in Item 16G of this report.

The business address of all the directors and executive officers of Gold Fields is 150 Helen Road, Sandown, Sandton, 2196 South Africa, the address of Gold Fields’ head office.

Executive Directors

Nicholas J. Holland BCom, BAcc, Witwatersrand; CA (SA)

Executive Director and Chief Executive Officer. Mr. Holland has been an Executive Director of Gold Fields since April 14, 1998 and became Chief Executive Officer on May 1, 2008. He served as Executive Director of Finance from April 1997. On April 15, 2002, his title changed to Chief Financial Officer until April 30, 2008. Mr. Holland has more than 37 years’ experience in financial management and over 27 years of experience in the mining industry. Prior to joining Gold Fields, he was Financial Director and Senior Manager of Corporate Finance of Gencor Limited and a Director of Rand Refinery from July 12, 2000 until September 30, 2008. He remained an alternate director until February 2013.

Paul A. Schmidt BCom, Witwatersrand; BCompt (Hons), UNISA; CA (SA)

Executive Director and Chief Financial Officer. Mr. Schmidt was appointed Chief Financial Officer on January 1, 2009 and joined the Board on November 6, 2009. Prior to this, Mr. Schmidt was acting Chief Financial Officer from May 1, 2008. Prior to this appointment, Mr. Schmidt was financial controller for Gold Fields from April 1, 2003. He has more than 21 years’ experience in the mining industry. Mr. Schmidt holds no other directorships.

Non-executive Directors

Cheryl A. Carolus BA Law; Bachelor of Education, University of the Western Cape; Honorary Doctorate in Law, University of Cape Town

Chair of the Board. Ms. Carolus has been a director of Gold Fields since March 10, 2009. She was appointed Non-executive Chair effective February 14, 2013. Ms. Carolus is an Executive Chairperson of Peotona Group Holdings, which has diverse interests in mining. In 2009, she was appointed Chairperson of the Board of South African Airways and served on a number of listed and unlisted companies. Ms. Carolus has previously held senior leadership positions in the liberation movement in South Africa and in the ANC. She has served as Deputy Secretary General under Nelson Mandela, and helped to negotiate the new South African constitution and coordinate the drafting of post-apartheid ANC policy. She served as South Africa’s High Commissioner to the United Kingdom from 1998 to 2001 and was the CEO of SA Tourism from 2001 to 2004. She was Chairperson of South African National Parks Board for six years and currently serves on the boards of other public and private companies and not-for-profit organizations, including the International Crisis Group, Soul City, World Wildlife Fund (South Africa and internationally), The British Museum (appointed by HM Queen Elizabeth), and is Chair Person of the SA Constitution Hill Education Trust. She also works with NGOs focused on young people at risk and conflict prevention. She was awarded an honorary doctorate in law from the University of Cape Town in 2004 for her contribution to freedom and human rights. She was awarded the French National Order of Merit by Elisabeth Barbier, the French Ambassador to South Africa, on March 8, 2014.

Alhassan Andani BSc Agriculture, University of Ghana; MA Banking and Finance, Finafrica Institute, Italy

Mr. Andani was appointed as a director of Gold Fields on August 1, 2016. He is currently Chief Executive and Executive Director of Stanbic Bank Ghana; the Board Chairman of the Ghana CSIR (Council for Scientific & Industrial Research) and a director of SOS Villages Ghana and has held other corporate directorships in the past.

Peter J. Bacchus MA Economics, Cambridge University

Mr. Bacchus was appointed as a director of Gold Fields with effect from September 1, 2016. Mr. Bacchus is chairman of the independent merchant banking boutique, Bacchus Capital Advisers. He has acted as the global head of Mining and Metals, and is joint head of European Investment Banking at Investment Bank Jefferies, a position he held until 2016. Before this he served as global head of Mining and Metals at Morgan Stanley, and prior to that, he was head of Investment Banking, Industrials and Natural Resources at Citigroup. Mr. Bacchus has spent 25 years in investment and corporate banking with a focus on the global natural resources sector and is a member of the Institute of Chartered Accountants, England and Wales. He is also a non-executive director of UK-listed mining group NordGold and a trustee of Space for Giants, an African-focused conservation charity.

Terence P. Goodlace MA Business Administration, University of Wales; BCom, University of South Africa; NDip Witwatersrand Technikon

Mr. Goodlace was appointed as a director of Gold Fields with effect from July 1, 2016. Mr. Goodlace’s mining career commenced in 1977, spanning nearly 40 years of working with different organizations. He has previously served as both an Executive Vice-President and the Chief Operating Officer for Gold Fields, returning now to the Company to serve as an independent non-executive director. He has experience serving as chief executive officer at Impala Platinum Holdings Limited and Metorex Limited. He served on the Impala Platinum Holdings Limited board for two years as an independent non-executive director and four and a half years as an executive director. He spent three years as an executive director of Metorex Limited. Mr. Goodlace was also appointed as a non-executive director at Kumba Iron Ore on March 24, 2017.

Carmen Letton PhD in Mineral Economics (UQ) and Degree in Engineering (Mining—WASM)

Dr. Letton’s has been appointed to the Board effective May 1, 2017. She is a mining engineer and mineral economist (PhD) with 30 years of global mining exposure, working for major and mid-tier mining houses in senior management and leadership roles, with experience in operations, corporate strategy development, engineering, asset and business development, continuous improvement, mergers and acquisitions. Currently, Dr. Letton is the Head—Open Pit Mining for the Technical and Sustainability Group in Anglo American. Dr. Letton has experience in large and medium sized projects in both the Australian and International mining environment; challenging operations leadership, complex technical roles; expertise in due diligence, corporate governance, risk management, corporate strategy and asset development. Core skills and accountabilities include operations executive general management and leadership of all key mine engineering faculties and associated technical services areas (Mine Engineering, Metallurgy, Geology).

Richard P. Menell BA (Hons), MA (Natural Sciences, Geology), Trinity College, Cambridge, United Kingdom; M.Sc. (Mineral Exploration and Management), Stanford University, California, United States of America

Mr. Menell was appointed Deputy Chair of the Board in August 2015 and has been a Director of Gold Fields since October 8, 2008. He has over 37 years’ experience in the mining industry. Previously, he has been the President and Member of the Chamber of Mines of South Africa, President and Chief Executive Officer of TEAL Exploration & Mining Inc., Executive Chairman of Anglovaal Mining Limited and Avgold Limited, Chairman of Bateman Engineering and Deputy Chairman of Harmony Gold Limited and African Rainbow Minerals. He is currently a director of Weir Group Plc and Rockwell Diamonds Inc., and Senior Advisor to Credit Suisse Securities Johannesburg, a director of Rockwell Diamonds Inc., the National Business Initiative and the Tourism Enterprise Partnership. Mr. Menell is a Trustee of Brand South Africa and a Council Member of Business Leadership South Africa. He is also Chairman of the City Year South Africa Citizen Service Organization, the Carrick Foundation and the Palaeontological Scientific Trust. Mr. Menell became a director of Sibanye Gold with effect from January 1, 2013.

Donald M. J. Ncube BA Economics and Political Science, Fort Hare University; Post Graduate Diploma in Labor Relations, Strathclyde University, Scotland; Graduate MSc Manpower Studies, University of Manchester, United Kingdom; Diploma in Financial Management; Honorary Doctorate in Commerce, University of the Transkei

Mr. Ncube was appointed a Director of Gold Fields on February 15, 2006. Previously, he was an alternate director of Anglo American Industrial Corporation Limited and Anglo American Corporation of South Africa Limited, a Director of AngloGold Ashanti Limited, as well as non-executive chairman of South African Airways. He is currently the executive chairman of Badimo Gas (Pty) Ltd and Afro Energy.

Steven P. Reid Bachelor of Applied Science in Mineral Engineering (Mining), South Australian Institute of Technology; MBA, Trium Global Executive NYU/LSE/HEC; Directors’ Education Program, Institute of Corporate Directors

Mr. Reid was appointed as a director of Gold Fields on February 1, 2016. He has over 40 years’ international mining experience and has held senior leadership roles in numerous countries. He has served as a director of Silver Standard Resources since January 2013 and a director of Eldorado Gold since May 2013. He served as chief operating officer of Goldcorp from January 2007 until his retirement in September 2012, and was Goldcorp’s executive vice president in Canada and the USA. Before joining Goldcorp, Steven spent 13 years at Placer Dome in numerous corporate, mine-management and operating roles. He also held leadership positions at Kingsgate Consolidated and Newcrest Mining, where he was responsible for the Asian and Australian operations.

Yunus G.H. Suleman BCom, University of Kwa-Zulu Natal; BCompt (Hons), University of South Africa, CA (SA)

Mr. Suleman was appointed as a director of Gold Fields with effect from September 1, 2016. Mr. Suleman serves as an independent non-executive director of Liberty Holdings Ltd, Tiger Brands Ltd, Enactus SA (Chairman) and Albaraka Bank Ltd, and is the Global Treasurer of the World Memon Organization. He was previously Chair of KPMG South Africa.

Gayle M. Wilson BCom, BCompt (Hons), UNISA; CA (SA)

Mrs. Wilson was appointed a Director on August 1, 2008. She was previously an audit partner at Ernst & Young for 16 years where her main focus was on gold and platinum mining clients. In 1998, she was involved in AngloGold Ashanti Limited’s listing on the NYSE and in 2001 she took over as the lead partner on the global audit. Other mining clients during her career include Northam Platinum Limited, Aquarius Platinum Limited, Avmin (now African Rainbow Minerals Limited) and certain Anglo Platinum operations.

Former Officers

Kofi Ansah BSc (Mechanical Engineering) UST Ghana; MSc (Metallurgy) Georgia Institute of Technology, United States of America

Mr. Ansah was appointed a Director of Gold Fields in April 2004. He also serves as a Director of Ecobank (Ghana) Limited. From 1984 to 1999, Mr. Ansah was the Chief Executive of the Minerals Commission Accra in Ghana where his key responsibilities included advising on matters relating to the exploration and exploitation of all mineral resources in Ghana. Mr. Ansah is currently a Mining & Energy Consultant, in which capacity he provides general advice to mining and power companies and negotiates with service providers as well as regulatory authorities. Mr. Ansah retired from the Board with effect from December 31, 2016.

Alan R. Hill B.Sc (Hons), M. Phil (Rock Mechanics), Leeds University, United Kingdom

Mr. Hill joined the Board on August 21, 2009. From 2004 to 2007, Mr. Hill was the non-executive chairman of Alamos Gold Limited and, from 2005 to 2009, he held the position of President and CEO of Gabriel Resources Limited. Both companies are involved in gold exploration and development. Mr. Hill’s mining career started on the Zambian Copperbelt, following which he joined Noranda, Inc. where he managed gold and nickel mines. He worked as a consultant for a short period, before joining Camflo Mines in 1981, which merged with Barrick in 1984. Mr. Hill joined Barrick as part of the merger and spent 19 years with Barrick and was instrumental in its considerable growth, having played a pivotal role in its various merger and acquisition initiatives through the years. He retired from Barrick in 2003 as its Executive Vice President, Development. He has served as Non-Executive Chairman of Teranga Gold Corporation since April 20, 2013, having previously served as its Executive Chairman since September 2012 as well as Chairman and CEO since the company was founded in October 2010. Mr. Hill retired from the Board with effect from December 31, 2016.

David N. Murray BA Hons Econ; MBA (UCT)

Mr. Murray joined the Board on January 1, 2008. He has more than 40 years’ experience in the mining industry and has been Chief Executive Officer of Rio Tinto Portugal, Rio Tinto Brazil, TVX Gold Inc., Avgold Limited and Avmin Limited. He also served as a non-executive Director of Ivernia, Inc. Mr. Murray retired from the Board with effect from June 1, 2016.

Executive Officers

Alfred Baku (50) MSc (Mining Engineering), University of Mines and Technology, Statutory Mines Manager certificate, Ghana Mines Department of Minerals Commission, Executive Education, University of Virginia, Darden School of Business, USA and member of the Australian Institute of Mining Metallurgy (AusIMM)

Mr. Baku has over two decades of mining experience, mostly in senior management positions at Gold Fields. Prior to joining Gold Fields, Alfred worked in Australia for Billiton and Ranger Minerals in production and mine planning engineering capacities. He joined the Damang Mine in 2002 as mine manager and a member of the senior management team. Alfred was appointed General Manager of the Damang Mine in 2008, General Manager of the Tarkwa Mine in 2010, and subsequently, Vice President of Operations for both mines. In 2013, Alfred was promoted to Senior Vice President for West Africa, becoming a member of the Group’s Executive Committee. In February 2014, he became Executive Vice President and head of West Africa. As the Vice

President of the Ghana Chamber of Mines’ Executive Council, Mr. Baku serves on the Advisory Board of the Ministry of Lands and Natural Resources. He is also a member of the Australasian Institute of Mining and Metallurgy.

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

Naseem A. Chohan (55) BE (Electronic), University of Limerick

Executive Vice President: Sustainable Development. Mr. Chohan was appointed to the position of Senior Vice President: Sustainable Development on September 13, 2010. Mr. Chohan was previously self-employed as a consultant to various companies and, prior to that, spent 25 years at De Beers. When he left De Beers in 2009, he was acting as Group Consultant, Sustainability and ECOHS (Environment, Community, Occupational Health and Hygiene and Safety).

Taryn L. Harmse (44) BCom & LLB, University of Johannesburg, Advanced Corporate Law, University of Witwatersrand

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

Stuart J. Mathews (56), Master of Science (Geology) from University of Canterbury, New Zealand

Executive Vice-President: Australasia. Stuart Mathews is an international mining professional with 25 years’ experience having worked in Australia (Queensland, NSW, WA), Mexico and New Zealand. He has progressed through geology ranks to Geology Manager level and in the last 12 years worked in project development and general operations management to COO level. Stuart joined Gold Fields in mid-2013 initially at St. Ives, as then General Manager at Granny Smith Mine after which he became Vice President Operations: Australia. From February 1, 2017 Stuart took over the position of Executive Vice President: Australasia.

Brett J. Mattison (39) BComm (Hons) Law, BAcc, University of Stellenbosch; Masters in Law, Higher Tax Diploma, University of Johannesburg; Exec. MBA (PLD), Harvard Business School

Executive Vice-President: Strategy, Planning and Corporate Development. Mr. Mattison was appointed Executive Vice-President: Strategy, Planning and Corporate Development effective May 1, 2013. He began his career with Gold Fields in 2001 as part of the Global Legal team providing commercial, legal and tax structuring advice in relation to various global transactions. He subsequently joined the Corporate Development team in 2005 where he worked for six years in South Africa, Peru and Australia until 2010. In late 2010, Mr. Mattison was appointed as the Country Manager of the Philippines tasked with the mandate of setting up Gold Fields’ activities in the Philippines. Most recently, he has been in the role of Vice President of Special Projects tasked with setting out the groundwork for the Gold Fields strategy sessions.

Avishkar Nagaser (33), BBusSc Finance and Economics, University of KwaZulu-Natal

Executive Vice President: Investor Relations and Corporate Affairs. Mr. Nagaser joined Gold Fields as Executive Vice President: Investor Relations and Corporate Affairs in January 2015. Before joining Gold Fields, he was with Merrill Lynch from 2012 to 2014 and Macquarie from 2007 to 2012, where he held the position of gold and platinum equity research analyst.

Luis A. Rivera (51), Bachelor Degree in Geology, the Title of Geological Engineer, both by the Universidad de San Marcos and MBA studies at the Universidad Politecnica de Madrid, Spain

Executive Vice-President of the Americas Region for La Cima. Mr. Rivera joined Gold Fields in October 2016. Prior to joining Gold Fields, Mr. Rivera was, since 2014, the Vice-President of Operations for Las Bambas and before that, since 2013, was the General Manager of Copper Operations for Glencore Peru and, since 2012, Executive General Manager for all Xstrata Copper Operations in Peru. His career also includes 5 years as General Manager of the large Copper Tintaya and Antapaccay operations, as well as 11 year experience in the Xstrata Copper Operations of Minera Alumbrera, a large gold – copper operation in North Argentina, where he became Tech Services Manager after servicing as Chief Engineer and Senior Geologist. Mr. Rivera has over 28 years’ experience in the copper and gold mining industry, in large open pit copper project and operations in Peru and Argentina, including his direct involvement and leadership in the merge & acquisition of Falconbridge Inc. and BHP Tintaya S.A. by Xstrata Copper as well as the sale of Las Bambas Project by Glencore.

Lee-Ann N. Samuel (39) BA Psychology and Honors Political Science, University of Johannesburg, Global Remuneration Practitioner (GRP), WorldatWork, USA

Executive Vice President: People and Organizational Effectiveness. Mrs. Samuel joined Gold Fields in 2009 as Vice President, Group Remuneration and Employee Benefits, and, effective March 1, 2013, she was promoted to Executive Vice President: People and Organizational Effectiveness. Mrs. Samuel has 16 years of Human Resources experience in financial services, mining and telecommunications. Prior to joining Gold Fields, Mrs. Samuel worked as Head of People Development at Telkom Media, a subsidiary of Telkom, for three years. Her overall responsibility is to provide strategic direction for the Human Resources discipline at Gold Fields, including the development of Human Resource policies to ensure alignment with the strategy for the Group, as well as external trends and demands impacting on HR.

Former Executive Officers

Ernesto Balarezo (49) MSc Industrial Management, BSc Industrial Engineering, Texas A&M University, Management Studies, Wharton School of Business, Management Studies, Harvard University

Executive Vice President: America. Mr. Balarezo joined Gold Fields effective March 11, 2013 as Executive Vice President: America. He has 23 years of professional experience at industrial and mining companies with a focus on finance and operations. Prior to joining Gold Fields, Mr. Balarezo was the Vice-President: Operations of Hochschild Mining plc, or Hochschild. In this capacity, he was responsible for overseeing the Hochschild group’s six silver and gold mining operations in Peru, Argentina and Mexico, as well as its growth projects. He had 9,000 employees under his management. He joined Hochschild in 2007 as General Manager of the Mexican operation before being promoted to General Manager for Peru in 2008 and Vice President of Operations in 2010. Prior to Hochschild, Ernesto worked at other subsidiaries of the Hochschild group since 1997, including at Hochschild’s cement subsidiary, Cementos Pacasmayo, as deputy CEO. Mr. Balarezo resigned from Gold Fields with effect from June 30, 2016.

Nico J. Muller (49), BSC Mining Engineering, University of Pretoria

Executive Vice President: South Africa. Mr. Muller joined Gold Fields as Executive Vice President: South Africa on October 1, 2014. Prior to joining Gold Fields, he was with Royal Bafokeng Platinum where he held the position of Chief Operating Officer since January 2009. He has extensive technical mechanized mining experience, having held various positions in the mining industry while employed at De Beers, Avgold and Two Rivers Platinum. Mr. Muller resigned from Gold Fields with effect from March 3, 2017.

Richard M. Weston (64) FAIMM, CPEng, IEA. MSc Mining Geomechanics, UNSW; GDM, UCQ; BE (Civil), Sydney University

Executive Vice President: Head of Australasia. Mr. Weston was appointed to the position of Executive Vice President, Head of Australasia on May 1, 2010. He was formerly Senior Vice-President, Operations for Coeur d’Alene Mines Corporation, a gold and silver mining company based in Idaho in the United States. Before joining Coeur, he led the site team responsible for the development of Barrick Australia’s Cowal gold project and, prior to that, he headed operations at Rio Tinto Australia’s ERA Ranger and Jabiluka uranium mines in the Northern Territory. Mr. Weston retired from Gold Fields with effect from February 28, 2017.

Company Secretary

Lucy M. M. Mokoka (45) BJuris, University of Durban-Westville and LLB degree, University of Pretoria

Company Secretary. Ms. Lucy Mokoka was appointed Company Secretary of Gold Fields on September 16, 2014. Prior to joining Gold Fields, Ms. Mokoka was General Manager: Company Secretary, for MTN South Africa (Pty) Ltd from October 1, 2010 to September 15, 2014 and Director: Company Secretarial at the Standard Bank between January 2009 and December 2009. Ms. Mokoka is an admitted attorney and has held various roles as a Company Secretary and Legal Advisor. Her career includes roles as Company Secretary for Ithala Limited, Tongaat-Hulett and Standard Bank. She has also acted as legal advisor to the South African Revenue Service and the State Attorney’s office.

Board of Directors’ Committees

In order to ensure good corporate governance, the Board has formed an Audit Committee, a Risk Committee, a Remuneration Committee, a Nominating and Governance Committee, a Safety, Health and Sustainable Development Committee, a Capital Projects Control and Review Committee and a Social, Ethics and Transformation Committee. All the committees are composed exclusively of independent Non-executive Directors. All committees are chaired by an independent Non-executive Director. The remuneration of Non-executive Directors for their service on the various committees was approved at the annual general meeting in May 2016.

The Audit Committee monitors and reviews Gold Fields’ accounting controls and procedures, including the effectiveness of the Group’s information systems and other systems of internal control; the effectiveness of the internal audit function; reports of both external and internal auditors; quarterly reports, the Form 20-F, annual report and the annual financial statements; the accounting policies of the Group and any proposed revisions thereto; external audit findings, reports and fees, and the approval of fees; and compliance with applicable legislation and requirements of regulatory authorities and Gold Fields’ Code of Conduct. The membership of the Audit Committee is as follows:

Gayle M. Wilson (chair)

Alhassan Andani

Peter J. Bacchus

Richard P. Menell

Donald M. J. Ncube

Yunus G. H. Suleman

The Risk Committee oversees the integrity and effectiveness of risk management processes as they relate to the Board and the boards of Gold Fields’ subsidiaries. The Risk Committee ensures that management identifies and implements appropriate risk management controls, including guidelines and policies that govern management’s assessments and risk. The Risk Committee also reviews the effectiveness and efficiency of the Enterprise Risk Management system within the Company and obtains assurance that material risks are identified and that appropriate risk management processes are in place, including the formulation and subsequent updating of appropriate Company policies. The implementation of operational and corporate risk management plans is also monitored on an ongoing basis, and the Risk Committee ensures that appropriate resources are directed towards areas of high risk. The current membership of the Risk Committee is as follows:

Peter J. Bacchus (chair)

Alhassan Andani

Terence P. Goodlace

Alan R. Hill (retired December 31, 2016)

Steven P. Reid

Yunus G.H. Suleman

Gayle M. Wilson

The Remuneration Committee establishes the compensation philosophy of Gold Fields and the terms and conditions of employment of Executive Directors and other executive officers, and reviews the remuneration policies on a regular basis. The current membership of the Remuneration Committee is as follows:

Steven P. Reid (chair)

Alhassan Andani

Peter J. Bacchus

Cheryl A. Carolus

Donald M. J. Ncube

Gayle M. Wilson

The Safety, Health and Sustainable Development Committee reviews adherence to occupational health, safety and environmental standards by Gold Fields. The Safety, Health and Sustainable Development Committee seeks to minimize health, safety and environment-related accidents, to ensure that the Company’s operations are in compliance with all relevant regulations around health, safety and the environment, and to establish policy in respect of HIV/AIDS and health matters. The current membership of the Safety, Health and Sustainable Development Committee is as follows:

Terence P. Goodlace (chair)

Alhassan Andani

Cheryl A. Carolus

Richard P. Menell

Donald M.J. Ncube (by invitation)

Steven P. Reid

Yunus G.H. Suleman

The Nominating and Governance Committee develops and implements policy on corporate governance issues, develops the policy and process for evaluating nominations to the Board of Directors, identifies successors to the Chairman and Chief Executive Officer, considers selection and rotation of the Board committee members and evaluate the effectiveness of the Board and report the findings of this evaluation to the Board. The current membership of the Nominating and Governance Committee is as follows:

Cheryl A. Carolus (chair)

Donald M.J. Ncube

Richard P. Menell (by invitation)

Steven P. Reid

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

Richard P. Menell (chair)

Peter. J. Bacchus

Cheryl A. Carolus (by invitation)

Terence P. Goodlace

Steven P. Reid

Yunus G.H Suleman (by invitation)

Gayle M. Wilson

The Social, Ethics and Transformation Committee was established on November 29, 2011 and is responsible for ensuring, among other things, that Gold Fields discharges its statutory duties in respect of section 72 of Companies Act 71 and its applicable regulations, which include monitoring Gold Fields’ activities in relation to relevant legislation, other legal requirements and prevailing codes of best practice regarding: (i) social and economic development; (ii) good corporate citizenship; (iii) the environment, health and public safety and their impact on Gold Fields’ activities, products and services; (iv) consumer relations; and (v) labor and employment legislation. The Social and Ethics Committee must bring any matters relating to this monitoring to the attention of the Board and report to shareholders at the annual general meeting. The Board seeks the assistance of the Social and Ethics Committee in ensuring that Gold Fields complies with best practice recommendations in respect of social and ethical management. The current members of the committee include the chairs of the Audit Committee, the Safety, Health and Sustainable Development Committee, the Nominating and Governance Committee and the Capital Projects Committee, as follows:

Donald M. J. Ncube (chair)

Cheryl A. Carolus

Terence P. Goodlace

Richard P. Menell

Yunus G.H. Suleman

Gayle M. Wilson

Executive Committee

Gold Fields’ Executive Committee meets on a regular basis to review Company performance against set objectives and develop Company strategy and policy proposals for consideration by the Board. The Executive Committee also assists the Board in the execution of the Company’s disclosure obligations. The current composition of the Executive Committee is as follows:

Name	Position

Nicholas J. Holland	Chief Executive Officer

Paul A. Schmidt	Chief Financial Officer

Brett J. Mattison	Executive Vice President: Strategy, Planning and Corporate Development

Lee-Ann N. Samuel	Executive Vice President: People and Organizational Effectiveness

Taryn L. Harmse	Executive Vice President: Group General Counsel

Adrian De Beer	Acting Executive Vice President: South Africa

Alfred Baku	Executive Vice President: West Africa

Luis A. Rivera	Executive Vice President: Americas

Avishkar Nagaser	Executive Vice President: Investor Relations and Corporate Affairs

Stuart J. Mathews	Executive Vice President: Australasia

Naseem A. Chohan	Executive Vice President: Sustainable Development

Richard J. Butcher	Executive Vice President: Mining Excellence

Lucy M. Mokoka	Company Secretary

Regional Executive Management Committees

Each of Gold Fields’ four operating regions (South Africa, Australasia, West Africa and South America) has a Regional Executive Management Committee.

South African Regional Executive Management Committee composition:

Name	Position

Adrian De Beer	Acting Executive Vice President: South Africa

Stuart Sepetla	Acting Vice President and Head of Operations

Ken Matthysen	Vice President: Technical

Jana Strydom	Vice President: Legal

Bonny Sebola	Vice President Stakeholder Engagement and Community Relations

Liesl Withers	Head of Business Analysis and Reporting

MI Botha	Head Mineral and Resources Management (Operational)

Australasian Regional Executive Management Committee composition:

Name	Position

Stuart J. Mathews	Executive Vice President: Australasia Region

Tim Hewitt	General Manager: St. Ives Gold

Jason Sander	General Manager: Agnew Gold

Wimpie Du Toit	Vice President and Regional Head of Human Resources: Australasia

Alex Munt	Vice President and Regional Head of Finance: Australasia

Philip Woodhouse	Vice President and Regional Head of Sustainable Development: Australasia

Ian Suckling	Vice President: Technical, Operations Support and Technology

Graeme Ovens	Vice President: Operations

Andrew Bywater	General Manager: Granny Smith Mine

Kelly Carter	Vice President of Legal & Australasia Compliance

Gary Snow	Vice President: Exploration

Frederick Louw	Vice President: Projects

Mark Dominy	Manager: Supply Chain

Malcolm Jolly	General Manager: Darlot Gold Mine

West Africa Regional Executive Management Committee composition:

Name	Position

Alfred Baku	Executive Vice President and Head of West Africa

Lindley Witbooi	Vice President and Head of Finance: West Africa

Francis Eduku	Vice President and Head of Human Resources: West Africa

David Johnson	Vice President and Head of Stakeholder Relations

Michiel van der Merwe	General Manager: Damang

Stephen Osei - Bempah	General Manager: Tarkwa

Serge Ntiema	Vice President and Head of Exploration and Business Development

Johannes de Beer	Vice President of Projects and Head of Engineering

Michael Akafia	Vice President and Head of Legal, Compliance & Company Secretary

Chris Turek	Vice President: Technical

Americas Regional Executive Management Committee composition:

Name	Position

Luis A. Rivera	Executive Vice President: The Americas

Alberto Cardenas	Vice President: Operations

Jorge Redhead	Vice President: Head of Finance

Miguel Inchaustegui	Vice President: Head of Corporate Affairs

Veronica Valderrama	Vice President: Head of Human Resources

Juan Jose Granda	Vice President: Head of Legal

Compensation of Directors and Senior Management

During fiscal 2016, the aggregate compensation paid or payable to directors and senior management of Gold Fields as a group was U.S.$17.0 million (R249.9 million), including all salaries, fees, bonuses and contributions during such period to provide pension, retirement or similar benefits for directors and senior management of Gold Fields, of which U.S.$0.5 million (R7.4 million) was due to pension scheme contributions and life insurance, U.S.$7.5 million (R110.9 million) was due to bonus and performance-related share payments, U.S.$0.7 million (R10.3 million) was expenses/special bonus, U.S.$6.6 million (R97.1 million) was due to salary payments, directors’ fees and committee fees and U.S.$1.6 million (R24.2 million) was due to severance payments.

The following table presents information regarding the compensation paid by Gold Fields for fiscal 2016 to its directors and prescribed officers. The remuneration paid to directors and prescribed officers excludes the value of deferred remuneration in the form of restricted shares, or Restricted Shares (see “Introduction of a MSR for members of the Group Executive Committee”), for fiscal 2016. Details of deferred remuneration are included in note 4 below. Average exchange rates were R14.70 per U.S.$1 for fiscal 2016 and R12.68 per U.S.$1 for fiscal 2015.

	Directors’ fees	Committee fees	Salary(1)	Pension Scheme Contribution	Annual Bonus(2)	Sundry	Severance	Sub-total	Pre-tax Share Proceeds for shares awarded in previous years	Total realized earnings for fiscal 2016(3)	Total for fiscal 2015
	(U.S.$’000)
Executive Directors
Nicholas J. Holland(4)	—	—	1,030.0	40.9	677.6	—	—	1,748.5	18.1	1,766.6	2,832.4
Paul A. Schmidt	—	—	496.7	54.4	648.6	4	—	1,203.7	547.8	1,751.5	1,755.3
Prescribed Officers
Ernesto Balarezo(5)	—	—	332.5	—	—	—	1,644.4	1,976.9	338.8	2,315.7	1,572.4
Luis A. Rivera(6)	—	—	154.5	—	111.0	246.4	—	511.9	—	511.9	—
Alfred Baku(7)	—	—	746.1	156.4	620.2	314.5	—	1,837.2	96.8	1,934.0	1,938.7
Richard M. Weston	—	—	576.4	64.2	570.7	7.4	—	1,218.7	562.2	1,780.9	1,796.0
Richard J. Butcher(8)	—	—	275.1	27.5	323.2	110.7	—	736.5	—	736.5	—
Naseem A. Chohan	—	—	284.0	27.7	328.6	2.9	—	643.2	198.1	841.3	864.4
Brett J. Mattison	—	—	362.4	25.5	429.7	0.6	—	818.2	245.3	1,063.5	972.6
Lee-Ann N. Samuel	—	—	288.4	24.8	339.9	3.7	—	656.8	345.1	1,001.9	839.0
Taryn L. Harmse	—	—	282.3	29.5	345.7	4.3	—	661.8	100.1	761.9	759.6
Nico J. Muller	—	—	450.4	26.4	477.0	2.4	—	956.2	—	956.2	1,078.5
Avishkar Nagaser	—	—	193.9	21.5	221.1	0.3	—	436.8	—	436.8	442.5
Manuel Diaz(9)	—	—	136.1	—	1.2	—	—	137.3	—	137.3	—
Non-Executive Directors
Cheryl A. Carolus	183.0	—	—	—	—	—	—	183.0	—	183.0	203.8
Alan R. Hill(10)	64.5	49.9	—	—	—	—	—	114.4	—	114.4	110.2
David N. Murray(11)	24.1	12.2	—	—	—	—	—	36.3	—	36.3	100.8
Richard P. Menell(12)	95.5	16.7	—	—	—	—	—	112.2	—	112.2	113.3
Gayle M. Wilson	60.1	54.6	—	—	—	—	—	114.7	—	114.7	119.5
Donald M. J. Ncube	60.1	41.6	—	—	—	—	—	101.7	—	101.7	113.3
Yunus G.H. Suleman(13)	20.6	12.6	—	—	—	—	—	33.2	—	33.2	—
Peter J. Bacchus(14)	23.1	14.2	—	—	—	—	—	37.3	—	37.3	—
Steve Reid(15)	59.7	29.6	—	—	—	—	—	89.3	—	89.3	—
Terence P. Goodlace(16)	30.9	15.1	—	—	—	—	—	46.0	—	46.0	—
Alhassan Andani(17)	28.9	14.2	—	—	—	—	—	43.1	—	43.1	—
Kofi Ansah(10)	64.5	18.2	—	—	—	—	—	82.7	—	82.7	85.8

Total	715.0	278.9	5,608.8	498.8	5,094.5	697.2	1,644.4	14,537.6	2,452.3	16,989,9	15,698.1

Notes:

(1)	The total U.S. dollar amounts paid for fiscal 2016, and included in Salary, were as follows: Nick Holland U.S.$390,000, Paul Schmidt U.S.$119,000, Brett J. Mattison U.S.$84,500.
(2)	The annual bonus accruals for the 12 month period ended December 31, 2016, paid in February 2017.
(3)	These amounts reflect the full directors’ emoluments for comparative purposes. The portion of executive directors’ emoluments payable in U.S. dollars is paid in terms of agreements with the offshore subsidiaries for work done by directors’ offshore for offshore companies. Refer to note 1 above for such amounts paid.
(4)

Nick Holland elected prior to the determination of the annual performance bonus for fiscal 2016, and in line with the rules of the minimum shareholding requirement, or MSR, policy, to defer 50% of his annual performance bonus (U.S.$677,600) into Restricted Shares. A similar election was made in fiscal 2015 to defer 50% of his annual performance bonus (U.S.$618,900) into Restricted Shares. The aggregate of his total realized earnings of U.S.$1,766,600 (fiscal 2015: U.S.$2,832,400), as reflected in the table above, and the deferred remuneration of U.S.$677,600 (fiscal 2015: U.S.$618,900) in the form of Restricted Shares amounts to U.S.$2,444,200 (fiscal 2015: U.S.$3,451,300).
(5)	Ernesto Balarezo resigned on June 30, 2016.
(6)	Luis A. Rivera was appointed on October 1, 2016. Luis A. Rivera’s sundry payment relates to sign-on and legislated bonuses.
(7)	Alfred Baku’s sundry payment relates to leave allowance (U.S.$66,500) and special bonus (U.S.$248,000).
(8)	Richard J. Butcher was appointed on February 8, 2016. Richard J. Butcher’s sundry payments relates to sign-on bonus.
(9)	Manuel Diaz was appointed as Acting EVP: Americas Region for the period July 2016 to September 2016.
(10)	Alan R. Hill and Kofi Ansah retired from Board membership on December 31, 2016.
(11)	David Murray retired from Board membership on June 1, 2016.
(12)	Richard P. Menell was appointed as Deputy Chairperson on June 1, 2016.
(13)	Yunus G.H. Suleman was appointed to the Board on September 1, 2016.
(14)	Peter J. Bacchus was appointed to the Board on September 1, 2016.
(15)	Steven P. Reid was appointed to the Board on February 1, 2016.
(16)	Terence P. Goodlace was appointed to the Board on July 1, 2016.
(17)	Alhassan Andani was appointed to the Board on August 1, 2016.

The directors and prescribed officers held the following equity settled instruments on March 20, 2017:

	Equity-settled instruments at 31 December 2015		Equity- settled instruments granted during the year	Equity- settled instruments forfeited during the year	Equity-settled instruments exercised during the year			Equity- settled instruments transferred to Restricted Shares(2)	Equity-settled instruments at 31 December 2016		Expiration date
	Number	Average strike price (US$)	Granted	Number	Number	Average market price of vested shares	Benefit arising (US$)	Number	Number	Weighted Average strike price (US$)(1)	Last date of expiration
Director
Nicholas J. Holland(2)	296,555	7.46	460,233	65,045	—	—	—	374,966	316,747	7.04	December 31, 2020
Paul A. Schmidt	123,652	7.38	240,945	24,640	138,652	3.94	545,836	—	201,305	7.04	March 1, 2019
Prescribed Officer
Richard M. Weston	95,768	7.38	221,379	12,333	124,932	4.50	562,194	—	179,882	7.04	May 31, 2017
Ernesto Balarezo	39,182	—	39,182	—	78,364	4.32	338,831	—	—	—
Alfred Baku	35,302	7.44	182,682	9,674	35,118	4.41	154,925	—	173,192	5.16	March 1, 2019
Taryn L. Harmse	29,392	7.54	100,710	7,441	25,324	3.94	99,694	—	97,337	6.91	March 1, 2019
Lee-Ann N. Samuel	42,948	7.52	105,205	—	78,226	4.41	345,099	—	69,927	6.48	March 1, 2019
Brett J. Mattison	56,448	7.46	139,478	14,111	61,202	3.94	240,936	—	120,613	7.04	March 1, 2019
Naseem A. Chohan	46,133	8.15	92,487	4,752	52,904	4.41	233,389	—	80,964	7.04	March 1, 2019
Nico J. Muller	245,208	—	137,280	—	—	—	—	—	382,488	—	March 31, 2017
Richard J. Butcher	—	—	23,964	—	—	—	—	—	23,964	—	March 1, 2019
Avishkar Nagaser	—	—	33,136	—	—	—	—	—	33,136	—	March 1, 2019

Notes:

(1)	Share Appreciation Rights (SARS) weighted average strike price.
(2)

Nick Holland elected to defer vesting of 100% of the 2013 Performance Share award which was due to vest on 1 March 2016 into Restricted Shares. Mr. Holland has 507,473 Restricted Shares held in Escrow as at

31 December 2016, which will vest after the five-year holding period or termination of employment, whichever comes first. The 507,473 Restricted Shares comprises of 132,477 shares relating to the 2015 short-term incentive and 374,996 shares to the 2013 Performance Share award. A further 408,617 Restricted Shares were acquired in March 2017 relating to the 2016 short-term incentive and the 2014 LTIP award.

Share Ownership of Directors and Prescribed Officers

The following sets forth, to the knowledge of Gold Fields’ management, the total amount of ordinary shares directly or indirectly owned by the directors and executive officers of Gold Fields and excludes shares held in escrow for Mr. Holland as of March 20, 2017:

Holder	Ordinary shares	Percentage
Director
Nicholas J. Holland(1)	1,526,967	0.1860%
Paul A. Schmidt	122,549	0.0149%
Cheryl A. Carolus	3,129	0.0004%
Richard P. Menell	5,850	0.0007%
Gayle M. Wilson	2,378	0.0003%
Prescribed Officer
Richard M. Weston	204,636	0.0249%
Naseem A. Chohan	82,023	0.0100%
Brett J. Mattison	43,103	0.0052%
Lee-Ann N. Samuel	76,525	0.0093%
Taryn L. Harmse	7,777	0.0009%
Alfred Baku	40,404	0.0049%
Total Directors (5 persons)	1,660,873	0.2024%
Total Prescribed Officers (6 persons)	454,468	0.0554%
Total Directors and Prescribed Officers (11 persons)	2,115,341	0.2578%

Note:
(1)	The 1,526,967 comprises 610,877 shares directly held by Mr. Holland and 916,090 Restricted Shares indirectly held by Mr. Holland. See “Introduction of a MSR for members of the Group Executive Committee”.

Long-term Cash Incentive Plan

A LTIP was implemented on March 1, 2014. The key objectives of the LTIP are to reinforce a high performance culture and create stronger alignment between executive compensation and shareholder value.

At the annual general meeting in May 2016 approval was obtained to make certain amendments to the 2012 Share Plan and the Plan was re-introduced following the approval, no new awards will be made under the LTIP.

Awards made under the Long-term Cash Incentive Plan

Award	TSR – 50%		FCF Margin – 50%		Total Potential Vesting % of initial awards
	(Achieved)	(Vesting)	(Achieved)	(Vesting)	(%)
2014 LTIP Award
Performance period—January 1, 2014 to Dec 31, 2016	0%	0%	12.7%	77%	38.5
2015 LTIP Award
Performance period—January 1, 2015 to Dec 31, 2017	0%	0%	12.5%	75.0%	37.5

The table below reflects the indicative vesting quantum for the Group Executive Committee for the 2014 LTIP award, which was paid on February 28, 2017 but does not reflect in the remuneration table above:

Name	Designation	U.S.$ Value of Initial LTIP Award	U.S.$ Value of Awards Vested on 28 February 2017
		(U.S.$ million)
N.J. Holland(1)	Chief Executive Officer	1.30	0
P.A. Schmidt	Chief Financial Officer	0.63	0.24
R. Weston	EVP: Australasia	0.91	0.35
A. Baku	EVP: West Africa	0.79	0.30
L.N. Samuel	EVP: People and Organizational Effectiveness	0.47	0.18
B.J. Mattison	EVP: Strategy Planning and Corporate	0.50	0.19
N.A. Chohan	EVP: Sustainable Development	0.23	0.09
T.L. Harmse	EVP: Group General Counsel	0.36	0.14
N.J. Muller	EVP: South Africa	0.06	0.02

		5.25	1.52

Note:
(1)	Mr. N.J. Holland elected prior to the vesting of the 2014 LTIP award and in line with the MSR policy, to defer 100% (U.S.$500,000) in the form of Restricted Shares.

The table below reflects the indicative vesting quantum for the Group Executive Committee based on the current tracking of the performance conditions based on the 2015 LTIP award:

Name	Designation	U.S.$ Value of Initial LTIP Award	U.S.$ Value of Awards
		(U.S.$ million)
N.J. Holland	Chief Executive Officer	0.93	0.35
P.A. Schmidt	Chief Financial Officer	0.92	0.34
R. Weston	EVP: Australasia	0.70	0.26
A. Baku	EVP: West Africa	1.20	0.45
L.N. Samuel	EVP: People and Organizational Effectiveness	0.52	0.19
B.J. Mattison	EVP: Strategy Planning and Corporate	0.60	0.22
N.A. Chohan	EVP: Sustainable Development	0.25	0.09
T.L. Harmse	EVP: Group General Counsel	0.51	0.19
N.J. Muller	EVP: South Africa	0.34	0.13
A. Nagaser	EVP: Investor Relations and Corporate Affairs	0.18	0.07

		6.15	2.29

The Gold Fields Limited 2005 Share Plan

The 2005 Plan provided for two types of awards: performance vesting restricted shares, or PVRS, and performance allocated share appreciation rights, or SARS. All PVRS have previously settled. SARS have a three-year vesting after being awarded a further three years before expiration. Remaining SARS are all currently under water and expired on March 1, 2017 upon which the 2005 Plan was closed.

Introduction of a MSR for members of the Group Executive Committee

In line with best practice and in response to shareholder input, the Company has adopted a MSR policy, which was approved by shareholders on May 18, 2016 and which is mandatory for executives. The policy requires executives to hold a specific percentage of shares in the Company. The proposed target shareholdings of vested and unencumbered shares for the relevant executives are:

•	CEO: 200% of the annual guaranteed remuneration package; and

•	CFO and other executives: 100% of the annual guaranteed remuneration package.

Executives may use the following shares to meet the MSR:

•	Personal investments in the Company’s shares through the use of after-tax income; and

•

Executives will be given the opportunity to elect, prior to the cash bonus being communicated or the vesting of the LTIP, to receive all or a portion of the cash bonus/LTIP in Restricted Shares which will be subject to a further time period (holding period) during which executives will be required to hold the Restricted Shares. In addition, executives will be given the opportunity to elect, prior to the relevant vesting dates, to convert all or a portion of their Retention Shares or Performance Shares awarded under the plan, in Restricted Shares, which will also be subject to the holding period, towards the fulfilment of the MSR. This holding period will mean that the Restricted Shares may not be sold or disposed of and that the beneficial interest must be retained therein until the earlier of:

•	Notice given by the executive, provided that such notice may only be given after the five years from the start of the holding period;

•	Termination of employment of that employee, ie retirement, retrenchment, ill health, death, resignation or dismissal;

•	Abolishment of the MSR; or

•	In special circumstances such as proven financial hardship or compliance with the MSR, upon application by the employee and approval by the Remuneration Committee.

The Restricted Shares will be held in escrow for the holding period, which commenced on June 1, 2016. The Restricted Shares will, however, not be subject to any further forfeiture provisions post the original restricted period (performance shares and cash LTIP) or communication of the cash bonus.

To facilitate the introduction of the MSR policy and to compensate executives for locking in their vested shares for an additional five years, thus exposing themselves to further market volatility, the Company will grant a matching share award. This is intended to entail a conditional award of shares of one share for every three shares committed towards the MSR (matching shares). The matching shares will vest on a date that corresponds with the end of the holding period of the shares committed towards the MSR provided the executive is still in the employment of the Company, has met the MSR as per the requirements of the MSR policy, including having sustainably accumulated shares to reach the MSR over the five-year holding period, ie the Company aims to guard against a situation where an executive only accumulates the shares in year four of the five-year period. In the event of no-fault termination (retirement, death, disability, retrenchment or corporate action), the matching shares will be apportioned based on time.

The MSR is expected to encourage executive share ownership within the Company and reinforce the creation of shareholder value over the long term through executives becoming shareholders.

Mr. Nicholas J. Holland elected, prior to the accrual or vesting and determination of the respective incentive, to defer:

•	50% of his 2015 short-term incentive;

•	50% of his 2016 short-term incentive; and

•	100% of the 2014 LTIP award which was due to vest on February 28, 2017 towards achieving the MSR, which will be held in escrow in the form of Restricted Shares for a five-year restricted period.

In addition, he elected to defer vesting of 100% of the 2013 Performance Share award which was due to vest on March 1, 2016.

Effective March 20, 2017, Mr. Holland committed a total of 916,090 shares towards the fulfilment of the MSR comprising:

•	507,473 Restricted Shares held in escrow as at December 31, 2016; and

•	408,617 Restricted Shares acquired in March 2017 held in escrow.

The total US dollar value of the Restricted Shares held in escrow, based on the March 15, 2017 Gold Fields share price of R40 (U.S.$3.08), is U.S.$2,821,557. Mr Holland now holds in excess of the 200% of annual GRP in terms of the MSR. No other executive has elected to receive any Restricted Shares and no executive has committed any personal investments to meet the MSR.

The Revised Gold Fields Limited 2012 Share Plan

The revised Gold Fields Limited 2012 Share Plan was approved by shareholders at the annual general meeting in May 2016, which has replaced the 2014 LTIP.

Nature of Instruments

Retention Shares

For high performance outcomes and on an ad-hoc basis, selected Participants will be awarded conditional rights to receive shares at the end of the Vesting Period. The award will only be settled after the vesting date and the Participant will not have any shareholder or voting rights prior to the vesting date. The vesting of the award will be subject to the Vesting Condition being met and may not have performance conditions attached.

Performance Shares

Participants will be awarded conditional rights to receive shares at the end of the Vesting Period. The award will only be settled after the vesting date and the Participant will not be entitled to any shareholder rights (including voting rights and distribution rights) prior to the vesting date. The vesting of the award will be subject to the Vesting Condition and applicable Performance Conditions being met.

Restricted Shares

As stated above, executives will be given the opportunity, prior to the annual bonus being communicated or the upcoming vesting date of the LTIP award or Performance Shares, to elect to receive a portion of the annual bonus or cash LTIP in Restricted Shares or convert a portion of the unvested Performance Shares into Restricted Shares towards fulfilment of the MSR. These shares are subject to a five-year Holding Period, however, all shareholders’ rights will accrue in respect of the Restricted Shares.

Matching Shares

In recognition of compliance with the MSR and the risk associated with holding shares in the Company, executives will receive conditional rights to receive shares and will not be entitled to any shareholder rights prior to settlement. Settlement will take place after the vesting date which will be on the fulfilment of the MSR over the five-year holding period and the vesting condition, provided that they have sustainably accumulated shares to reach the MSR over the holding period. The number of matching shares subject to an award made to an Executive will be based on the MSR policy as set out above.

Corporate Performance Conditions Relating to Performance Shares

Performance Shares are intended to be subject to the following performance conditions, which are similar to the existing LTIP’s performance condition except for the addition of the relative TSR measure:

Vesting conditions of the Long-Term Incentive

Performance condition	Weighting	Threshold	Target	Stretch
Absolute TSR	33%	N/A—No vesting below target	Compounded cost of equity in real terms over the three-year performance period	Compounded cost of equity in real terms over the three-year performance period + 6% per annum

Relative TSR	33%	Median of the peer group	Linear vesting to apply between above-median and upper quartile performance and capped at upper quartile performance

FCF Margin	34%	Average FCF Margin over performance period of 5% at a gold price of U.S.$1,300/oz—margin to be adjusted relative to the actual gold price for the three-year period	Average FCF Margin over performance period of 15% at a gold price of U.S.$1,300/oz—margin to be adjusted relative to the actual gold price for the three-year period	Average FCF Margin over performance period of 20% at a gold price of U.S.$1,300/oz—margin to be adjusted relative to the actual gold price for the three-year period

The vesting profile is intended to be as follows:

Performance condition	Threshold	Target	Stretch and cap
	(%)
Absolute TSR(1)	0	100	200
Relative TSR(1)(3)(4)	0	100	200
FCF Margin(2)	0	100	200

Notes:
(1)	Absolute TSR and relative TSR: Linear vesting will occur between target and stretch (no vesting occurs for performance below target).
(2)	FCF Margin: Linear vesting will occur between threshold, target and stretch.
(3)	The peer group will consist of ten companies: AngloGold Ashanti, Goldcorp, Barrick, Eldorado Gold, Randgold, Yamana, Agnico Eagle, Kinross, Newmont and Newcrest.

(4)	TSR will be calculated as the Compounded Annual Growth Rate, or CAGR, of the TSR index between the average of the 60 trading days up to the first day of the performance period and the average of the 60 trading days up to the last day of the performance period. TSR will be defined as the return on investing in ordinary shares in the Company at the start of the performance period, holding the shares and reinvesting the dividends received on the portfolio in Gold Fields shares over the performance period. The USD TSR index, provided by external service providers will be used based on the USD share price. The above Performance Conditions will be measured over three years which will coincide with the Company’s financial years (i.e. performance period).

Vesting of the 2013 Performance Share Award

According to the Performance Criteria set by the Remuneration Committee, the number of Performance Shares awarded was modified according to the Gold Fields share price performance, measured against seven other gold companies, namely AngloGold Ashanti, Goldcorp, Barrick, Harmony, Kinross, Newmont, and Newcrest. The share price performance was measured over the 36 month period from March 1, 2013 to February 11, 2016.

Gold Fields has been positioned within the upper quartile of the peer group, resulting in a settlement of 200% of the shares initially awarded.

The table below depicts the long-term share vesting percentages over the previous seven years in terms of the 2005 Plan and the 2012 Plan.

Long-Term Share vesting based on corporate performance conditions
2010	2011	2012	2013	2014	2015	2016	Average
(%)
24	144	300	186	100	198	200	165

Executive Directors’ Terms of Employment

Nicholas J. Holland (Executive Director and Chief Executive Officer) and Paul A. Schmidt (Executive Director and Chief Financial Officer) are party to employment agreements with Gold Fields Ghana Holdings, Gold Fields Orogen, or Orogen, and Gold Fields Group Services (Pty) Limited, or GFGS.

The terms and conditions of employment for each executive director are substantially similar, except where otherwise indicated below. The annual gross remuneration packages, or GRP, payable to each of Mr. Holland and Mr. Schmidt for 2017 were determined by the Remuneration Committee and were as follows:

•	Nicholas J. Holland: R11,006,700 plus U.S.$397,800; and

•	Paul A. Schmidt: R6,954,800 plus U.S.$121,400.

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

•

To exercise all pro-rata performance shares and long-term cash incentive awards in terms of the amended 2012 Plan, and the LTIP, which have settled prior to or on the last day of the notice period and will have 20 (twenty) days in which to do so; and

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

Other Remuneration

In addition to the gross guaranteed remuneration payable, each executive director is entitled, among other things, to the following benefits under their employment contracts:

•	Participation in the 2005 Plan, the 2012 Plan and the LTIP;

•	Consideration of an annual (financial year) incentive bonus based upon the fulfillment of certain targets set by the Board of Directors;

•	An expense allowance; and

•	Matching Shares in terms of the MSR policy.

As of January 1, 2017, the rules of the annual performance bonus for the CEO and CFO remained unchanged for 2017.

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

The Remuneration Committee resolved to discontinue the compensation entitlement in the event of change of control for senior executives appointed from January 1, 2013. The senior executives who are currently entitled to the change of control compensation benefits will retain their rights under the previous policy.

Non-executive Director Fees

An independent advisor was commissioned to benchmark the non-executive directors’ fees to that of the South African and international markets.

On the basis of the independent advisor’s report, approval of a 7% increase to non-executive directors’ fees, effective June 1, 2017 and a 3% increase to the fees of non-resident non-executive directors, will be sought.

The proposed non-executive director fees for fiscal 2017, excluding value added taxes, are as follows:

	Per Annum 2016 Current Fees		Proposed Fees for Fiscal 2017
	(Rand)	(U.S.$)	(Rand)	(U.S.$)
The Chair of the Board (all-inclusive fee)	2,765,000	—	2,960,000	—
The Deputy Chair of the Board (all-inclusive fee)	1,800,000	—	1,926,000	—
The Chair of the Audit Committee	329,000	—	352,000	—
The Chairs of the Capital Projects Control and Review Committee, Nominating and Governance Committee, Remuneration Committee, Risk Committee, Social, Ethics and Transformation Committee and Safety and Health and Sustainable Development Committee (excluding the Chair of the board and the Deputy Chair of the Board)	203,000	16,700	217,200	17,200
Members of the Board (excluding the Chair and the Deputy Chair of the Board)	907,900	74,900	971,500	77,200
Members of the Audit Committee (excluding the chair of the audit committee and the deputy chair of the board)	170,000	14,100	182,000	14,500
Members of the Capital Projects Control and Review Committee, Nominating and Governance Committee, Remuneration Committee, Risk Committee, Social, Ethics and Transformation Committee and Safety and the Health and Sustainable Development Committee (excluding the Chairs of the relevant committees, Chair of the Board and the Deputy Chair of the Board)	128,000	10,600	137,000	11,000

Employees

The total number of employees, excluding employees of outside contractors who are not on Gold Fields’ payroll, as of the end of the last three fiscal years at each of the operations owned by Gold Fields as of those dates was:

	As of(1)(2)
	December 31, 2016		December 31, 2015		December 31, 2014
South Africa
South Deep	3,900	(3)	3,700	(3)	3,500	(3)
Ghana
Tarkwa	2,500	(3)	2,500	(3)	2,500	(3)
Damang	400	(3)	900	(3)	900	(3)
Australia
St. Ives	460	(4)	470	(4)	520	(4)
Agnew/Lawlers	300	(4)	290	(4)	300	(4)
Darlot	200	(4)	210	(4)	220	(4)
Granny Smith	460	(4)	460	(4)	420	(4)
Perth	130	(4)	120	(4)	110	(4)
Peru
Cerro Corona	390	(4)	380	(4)	450	(4)
Corporate	120	(4)	90	(4)	80	(4)

Total	9,000	(3)	9,100	(3)	9,000	(3)

Notes:

(1)	The employee numbers presented do not include contractors who are not on the payroll. As at December 31, 2016, Gold Fields employed 9,127 outside contractors divided among its operations as follows: South Deep: 2,330; Tarkwa: 2,367; Damang: 1,717; St. Ives: 438; Agnew/Lawlers: 307; Darlot: 42; Perth: 1; Granny Smith: 139 and Cerro Corona: 1,786.
(2)	Table may not sum due to rounding.
(3)	Rounded to the nearest hundred.
(4)	Rounded to the nearest ten.

Labor Relations

South Africa

91% of the labor force at Gold Fields’ South African operations is unionized, with the major portion of its South African workforce being members of the NUM and the other recognized union being UASA. Gold Fields attempts to balance union demands with the need to contain and reduce AIC in order to ensure the long-term viability of its operations. For the Group’s South Africa operations, labor costs constituted 47% of operating costs excluding amortization and depreciation.

There were no labor-related work stoppages at South Deep in fiscal 2016. Gold Fields continues to promote health and safety in South Africa as part of a comprehensive effort to improve mine safety. In fiscal 2016, there have been five work stoppages to address safety issues.

Wage Agreements

In total, labor costs in South Africa increased from 46% in fiscal 2015 to 47% of operating costs in fiscal 2016. The increase was primarily due to changes in the employee profile, a three year wage agreement and incentives to align to the new business objectives.

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

Ghana

In total, labor costs in Ghana remained at 22% in fiscal 2016. Of the Ghanaian employees at Tarkwa, Damang and the Accra office, the majority are members of the GMWU whose employment is governed by a collective agreement originally concluded in 2000 and revised in 2003, 2006, 2010 and 2013. In January 2016, a wage deal was reached with the GMWU for fiscal 2015. Under the agreement, employees received a 5% increase on monthly basic pay for all union categories; a one off payment of 1,000 Ghana Cedis for employees to invest in development and a rental allowance increase from 25% to 30% of salary for fiscal 2016 for employees who are not in mine accommodation. In January 2017, a two-year wage agreement was reached with the GMWU for fiscal 2016 and fiscal 2017. Under the agreement, employees received a 10% increase on monthly basic pay and a one-off payment of 1000 Ghana Cedis for fiscal 2016 and a 6% increase on monthly basic pay for fiscal 2017.

In order to reduce AIC in West Africa, management is focusing on restructuring the Damang operations in line with the business plan.

In this regard, Management and GMWU are committed to the Region’s efforts to rebase its existing business operating models through productivity improvements and efficiency mechanisms in order to optimize all areas of the business value chain. This shall include ensuring optimal utilization of labor and timeously addressing any inherent operational deficiencies that may exist.

Australia

In total, labor costs in Australia remained at 26% in fiscal 2016. In Western Australia, where Gold Fields’ Australian operations are located, labor is now primarily regulated by the Fair Work Act (2009), or the Fair Work Act, which came into effect on July 1, 2009 and the associated federal industrial relations regulations and minimum National Employment Standards.

The commencement of the Fair Work Act means that unions may potentially have an increased role in negotiating collective agreements for pay and working conditions which may lead to an increased union presence in Western Australia’s mining industry, including at Gold Fields’ mining operations in Australia.

With the exception of a range of state statutes limited to health and safety, long-service leave, discrimination and workers’ compensation, Gold Fields and its employees’ conditions of employment are regulated by an employee collective agreement.

In April 2015, in order to manage labor risks, Gold Fields implemented a four year Companies Enterprise Agreement, or the CEA, with employee representatives and representatives of a union which has been endorsed by the Fair Work Commission. The CEA provides for standardized conditions of employment across Gold Fields’ mining operations in Australia for all of its employees including minimum ‘safety net’ rates of pay, work hours, redundancy provisions, discretionary market-based annual wage reviews and general ‘best practice’ employer and employee obligations. Also contained in the agreement is a dispute settlement procedure that includes an internal ‘up the line’ escalation process as well as provision (by mutual agreement) for external arbitration and provides that during the four year term of this agreement protected industrial actions such as strikes and bans will be regarded as illegal. The CEA will come up for review early in fiscal 2018.

Peru

In total, labor costs in Peru increased from 23% in fiscal 2015 to 28% in fiscal 2016. Prior to 2011, the employees at Cerro Corona were not unionized and had no collective bargaining agreement. However, Peruvian labor regulations provide that a collective negotiation process may be commenced by a union or by workers’ representatives elected by the majority thereof.

In June 2011, operational employees at Cerro Corona formed a labor union and negotiated a five year collective bargaining agreement with the Group up to June 2016. In January 2017, a new agreement was signed for a 3 year period, up to fiscal 2019. Currently 17% of Peruvian employees are unionized. This agreement provides for a S/. 220 annual wage increase in fiscal 2017 which is equivalent to a 5.3% annual wage increase on average for this group of employees, 5.5% increase in fiscal 2018 and 5.8% increase in fiscal 2019. In addition, eligible employees are entitled to a special bonus payment, education expenses and other benefits.

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

Employee Share Option Scheme

With respect to Gold Fields’ South African operations, an Employee Share Option Scheme, or ESOP, in respect of an effective 10.75% stake in GFIMSA was registered on December 1, 2010. The ESOP is housed and administered through the Thusano Share Trust. The effective holding in GFIMSA was equivalent to about 13.5 million unencumbered Gold Fields shares with full voting rights, which were issued to and held by the trust at par value of R0.50 which represented a 99.5% discount to the 30 days volume-weighted average price at July 30, 2010. This represents 1.75% of the current Gold Fields shares in issue. See “Additional Information—Material Contracts—Additional Black Economic Empowerment Transactions”.

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

All of Gold Fields’ employee training activities in South Africa take account of the human resources development requirements of the Mining Charter, and are fully described in the SLP submitted by Gold Fields to the Department of Minerals and Energy. See “Information on the Company—Environmental and Regulatory Matters—South Africa—Mineral Rights”.

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

Safety and Wellness

Gold Fields continues to uphold its promise, “if we cannot mine safely, we will not mine”. This reflects the need to minimize any potential negative impact on our employees and contractors, maintain operational continuity and protect the Company’s reputation. The Group’s annual performance bonus contains a significant safety component. Furthermore, maintaining safe and healthy working conditions is a key compliance issue for the Company.

As stated in its Occupational Health and Safety Policy, Gold Fields strives for “Zero Harm” at all of its operations and to minimize occupational health and safety hazards. All of the Group’s operations are certified to the OHSAS 18001 international health and safety management system standard.

The work on safety and wellness is integral to Gold Fields’ operational discipline and is widely accepted as the foundation for improved operational performance. As such, there is no conflict between pursuing safety and productivity at the same time.

Safety Management

Gold Fields remains vigilant and continues to introduce and monitor proactive measures to build on progress made in our safety performance.

Tragically, one fatality occurred during fiscal 2016 when Vakele Thafeni, an employee learner miner, was killed after a 1.5 magnitude seismic event caused an underground rock burst at our South Deep mine. Subsequent to year-end, Gold Fields had two further fatalities at South Deep. Thankslord Bekwayo, a dump truck operator, was killed in an underground accident on January 1, 2017 involving the truck he was driving, while Nceba Mehlwana, a locomotive driver, was fatally injured during a tramming accident on February 16, 2017. Our heartfelt condolences go out to the families, friends and colleagues of Messrs Thafeni, Bekwayo and Mehlwana. The Group’s safety performance showed a 33% improvement in the TRIFR with 2.27 incidents per million hours worked in fiscal 2016 compared to 3.40 in fiscal 2015. This is a significant achievement and is the lowest TRIFR rate at Gold Fields since fiscal 2013 when the ICMM adopted the measure as the gauge of safety performance. The Group’s TRIFR rate in fiscal 2013 was 4.14, while the number of recordable injuries since then has declined from 181 in fiscal 2013 to 124 in fiscal 2016. Of the 124 injuries, 76 were employee injuries (2015: 100) and 48 were contractor injuries (2015: 74).

During fiscal 2016, each of Gold Fields’ eight operations reported an improvement in their TRIFR rate, a tribute to the behavior-based safety programs in place across the Group. Gold Fields’ work at embedding these into our day-to-day performance, along with visible management leadership on the ground, continues.

Group safety performance

	Fiscal 2016	Fiscal 2015		Fiscal 2014	Fiscal 2013
TRIFR(1)	2.27	3.40		4.04	4.14
Fatalities	1	4	(5)	3	2
Lost time injuries(2)	39	68		75	52
Restricted work injuries(3)	59	68		84	73
Medically treated injuries(4)	25	35		38	54
Total recordable injuries	124	174		200	181

Notes:

(1)	TRIFR Group safety metric was introduced in 2013. TRIFR = (Fatalities + Lost Time Injuries + Restricted Work Injuries + Medically Treated Injuries) x 1,000,000/number of man-hours worked.
(2)	A LTI is a work-related injury resulting in the employee or contractor being unable to attend work for a period of one or more days after the day of the injury. The employee or contractor is unable to perform any of his/her duties.
(3)	A RWI is a work-related injury sustained by an employee or contractor which results in the employee or contractor being unable to perform one or more of their routine functions for a full working day, from the day after the injury occurred. The employee or contractor can still perform some of his/her duties.
(4)	A Medically Treated Injury, or MTI, is a work-related injury sustained by an employee or contractor which does not incapacitate that employee and who, after having received medical treatment, is deemed fit to immediately resume his/her normal duties on the next calendar day, immediately following the treatment or re-treatment.
(5)	Three of the four fatalities in 2015 were workplace accidents. A fourth fatality was a member of the protection services team at South Deep who was shot and killed during a robbery at the mine.

Regional Performance

Details of specific regional safety initiatives implemented in fiscal 2016 are set out below.

Americas

After slipping in fiscal 2015 to 1.09 from 0.38 in fiscal 2014, the TRIFR at the Cerro Corona mine improved by 69% to 0.34 in fiscal 2016, with the operation only reporting one lost time and one MTI during the year. Following the relatively poor performance in fiscal 2015 the mine intensified its safety campaign, containing 10 rules that every employee and contractor has to sign up to. It also focused on improving the leadership skills of safety supervisors, as part of visible safety leadership. Furthermore, 190 employees and contractors have been tasked with driving safe behavior by highlighting good working practices.

Australia

During fiscal 2016, the TRIFR for Gold Fields Australia improved by 42% to 9.43 from the fiscal 2015 rate of 16.27. This is the lowest rate since the acquisition of the Yilgarn South Assets in fiscal 2013, when the region’s integrated safety strategy was first launched. The TRIFR has been reduced by 73% since then. Three of the mines, St. Ives, Darlot and Granny Smith, showed improvements ranging from 47% to 55% during fiscal 2016 and all three recorded their lowest TRIFR rate since fiscal 2013. Agnew/Lawlers’ improvement was lower at 13% after a number of safety related incidents with a contracting firm early in fiscal 2016. Targeted interventions managed to address their performance.

At the heart of Gold Fields Australia’s safety efforts are two programs: the ongoing Visible Felt Leadership and Vital Behaviors programs, both of which were introduced in fiscal 2014. Risk assessments undertaken on all recordable injuries since fiscal 2012 indicate that the risk of incidences that result in recordable injuries is steadily declining with no high-risk events having occurred since fiscal 2014.

During fiscal 2016, all mines in the region revitalized their safety programs as well as safety discipline. A particular focus has been on new employees and contractors, where there was evidence of a greater risk of injury. The findings of an anonymous survey among employees about the safety programs and standards, carried out annually over the past three years, will feed into the region’s safety strategy for the next three years.

In addition, the St. Ives mine is currently in the process of re-certification following an initial negative finding by the International Cyanide Management Institute, or ICMI. The external certification auditors have recommended re-certification and the ICMI is currently evaluating their findings.

South Africa

South Deep’s safety performance showed a significant improvement with the TRIFR falling by 17% from 2.91 in fiscal 2015 to 2.42 in fiscal 2016. However, this overall improvement was overshadowed by the fatal fall-of-ground accident experienced by the mine in September. In fiscal 2015, South Deep reported two mining-related fatalities and one fatal shooting. As a result of the fatal accident, the Department of Mineral Resources issued two Section 54 work-safety related stoppages. A further 13 Section 54 stoppages were issued during fiscal 2016 following visits by the DMR due to either perceived or actual unsafe working conditions, inadequate safety procedures or untrained personnel. This brings the total number of Section 54s in fiscal 2016 to 15 (2015: 16). Gold Fields continues to work with the DMR in addressing safety and wellness related issues at South Deep.

The number of total injuries reported by the mine went up from 68 in fiscal 2015 to 75 in fiscal 2016 (the TRIFR for South Deep is lower due to more hours worked.). Three categories (Material & Equipment, Fall-of-Ground and Slip & Fall) accounting for 77% of these injuries. Fall-of-ground accidents had been on a steady decline to six in fiscal 2015 but picked up again in fiscal 2016 with 15 incidents, including the fatal accident. Gold Fields continues its efforts to move mineworkers away from potentially dangerous areas and has installed extensive secondary support throughout the mine to limit the impact of rock bursts. The number of seismic events at South Deep registering above one on the Richter scale increased from 73 in fiscal 2015 to 101 in fiscal 2016 (of which six were over two on the scale) as the mine accelerated its ramp-up. Despite the fact that the average energy released per seismic event has dropped, the mine has intensified its efforts at improving its forecasting abilities. It is working with 12 consultancies and institutions, including the Institute of Mine Seismology and the Council for Geoscience, to monitor, understand and mitigate against seismic underground events.

Behavior-based incident management and strict enforcement of safety standards continue to be the pillars on which the mine relies to improve working place physical conditions and address risky behavior. In addition, 30% of bonuses, on average, are linked to safety-related performance. During fiscal 2016, South Deep rolled out four programs to improve its safety performance, including back-to-basics training, hazard identification and risk assessments as well as artisan upskilling. Testing for alcohol and cannabis is also carried out as part of the mine’s zero tolerance policy.

Beyond behavioral-based management, South Deep has also intensified its effort to engineer-out safety risks, through pre-conditioning of working areas, as well as a focus on consumable material and equipment. As part of this, the installation of a rail-bound proximity detection system was completed in the first quarter of fiscal 2016, with which all 56 locomotives at the mine were fitted and relevant operators and artisans trained in its use. The installation of fixed beacons at the mine during the latter part of fiscal 2016 has helped to facilitate direct communication between the locomotives.

West Africa

Both Tarkwa and Damang reported better TRIFR during fiscal 2016, with Tarkwa improving by 23% to 0.31 and Damang by 37% to 1.67. The region reported no fatality in fiscal 2016 after recording one fatal accident during fiscal 2015. An external health and safety audit undertaken in the fourth quarter of fiscal 2016 made no adverse finding and reported no high-risk events at either mine.

The mines rely on a number of behavioral-based and safety discipline awareness programs to entrench safe behavior and during fiscal 2016 this was supported by more frequent walkabouts by senior management. A key part of the safety strategy is a zero tolerance approach to drug and alcohol use, which is applicable to all employees in the West Africa region. Over 130,000 sobriety tests were conducted during fiscal 2016 and 28 employees and contractors, who were found to be over the limit, were discharged immediately. The zero tolerance approach is supported by free counselling and educational sessions on drug and alcohol abuse.

Employee Health and Wellness

Gold Fields is committed to reducing the exposure of its employees to occupational health risks, including those associated with air quality, silicosis, tuberculosis, diesel particulate matter and hearing loss. As such, each region has implemented occupational health and hygiene monitoring for diesel particulates, respirable and silica dust, other airborne pollutants, radiation and noise. Particular emphasis is placed on managing the underground working environments in Gold Fields’ Australian and South African operations, due to the heightened health risks that underground mining poses to workers.

All of Gold Fields’ regions run dedicated wellness programs, tailored to both the national and local context of each mining operation. These programs aim to identify and manage chronic medical conditions within the workforce, whilst also maximizing its productive capacity and reducing absenteeism.

Occupational disease at the South Deep mine (rate per 1,000 employees)

	Fiscal 2016	Fiscal 2015	Fiscal 2014(1)	Fiscal 2013(1)
Noise-induced hearing loss (NIHL)(1)	0.80	0.68	1.52	0.62
Cardio-respiratory tuberculosis (CRTB)	5.26	6.16	9.15	6.5
Silicosis(2)	1.12	1.54	2.67	1.86
Chronic obstructive airways disease (COAD)(1)	0.64	0.17	0.76	0.00
South Deep workforce	6,277	5,837	5,246	6,466

Notes:

(1)	Numbers are now presented per 1,000 employees. Comparatives have been restated.
(2)	Based on the number of cases submitted for compensation.

Noise

During fiscal 2016, Gold Fields’ South Deep mine reported a rise in the NIHL rate to 0.80 per 1,000 employees and contractors (fiscal 2015: 0.68), while the number of NIHL cases submitted rose from four to five. During the year, the mine met the Mine Health and Safety Council, or MHSC, milestone for equipment noise not to exceed 110 (A-weighted) decibels (dB(A)), though 10% of samples were above the 2024 milestone of 107 dB(A).

It is important to note that these measurements do not incorporate the noise reduction effect provided by hearing protection devices, which are freely available and are compulsory to wear in demarcated areas.

South Deep continues to implement a range of medical, educational and engineering interventions to improve its performance in this regard. These include:

•	Early diagnosis and management of treatable lifestyle diseases;

•	Preventative counseling on NIHL;

•	Training on correct use of personal protection equipment, or PPE; and

•	Application of noise management measures to the underground mining fleet.

At Gold Fields’ Australian operations only two vehicles and machinery equipment across our four operations recorded noise levels above 110dB(A) throughout 2016. Operators of this equipment use appropriate hearing protection to ensure noise levels experienced are below 85dB(A). Two new NIHL cases were reported during fiscal 2016. NIHL mitigating strategies include implementation of engineering solutions to reduce exposure, the correct use of PPE and ongoing monitoring.

In West Africa, the number of NIHL cases remained at two new cases in fiscal 2016, amid the mandatory use of hearing protection devices (ear plugs and ear muffs) in areas with noise exposures above 85dB(A). Furthermore, continuous monitoring of the operator workstations as well as a number of in-pit machines, including drill rigs, excavators, dump trucks and graders are undertaken every six months. Engineering controls, such as sound proof seals for equipment operator cabins, are also having a positive impact on noise levels.

There were no reported NIHL cases at Cerro Corona.

Diesel Particulate Matter

Gold Fields undertakes regular monitoring and analysis of the concentration of DPM at all of its operations. This issue is particularly material at Gold Fields’ underground mines in Australia and South Africa, due to the potential concentration of particulates in specific working areas.

While there are no regulatory limits, the Australia region implemented a strategy in fiscal 2014 designed to reduce exposure to DPM with a focus on fitting filters to equipment, refining maintenance schedules, ensuring the correct levels of ventilation and providing appropriate procedural controls. Sampling programs during fiscal 2016 have indicated the success of this initiative with a sharp decline in DPM levels underground, to a point where only 0.5% of samples have exceeded the 70µg/m3 target recommended by the Australian Institute for Occupational Hygienists.

In South Africa, the DMR developed a draft regulatory framework, released in fiscal 2014, to establish a DPM OEL. This plan recommended a four-year ‘step-in- approach’ starting at 350µg/m3 in fiscal 2015 and systematically decreasing to 160µg/m3 by January 2018. Gold Fields has over the years introduced a range of measures to improve monitoring and bring down the DPM exposure levels underground. These include the acquisition of vehicles and machines with more advanced engine technology as well as use of ultra-low sulphur content diesel. As a result, the 160µg/m3 DPM OEL was only exceeded in 11% of samples during fiscal 2016 compared with 15% in 2015 and 19% in fiscal 2011.

In Ghana and Cerro Corona, the exposure levels and concentration of personal and area DPM samples are insignificant.

Silicosis and Tuberculosis

In fiscal 2015, the MHSC introduced new aspirational silica dust exposure targets for South African gold mines. These milestones require that personal exposure levels to silica dust be reduced from 0.1mg/m³ to <0.05mg/m3 by fiscal 2024. South Deep is already using the fiscal 2024 level to guide its performance and in fiscal 2016, 26% of the personal silica dust samples exceeded this level. South Deep has accelerated the implementation of a range of improved dust control measures to gradually reduce these levels, including:

•	Real-time dust monitoring;

•	Fitting water mist sprays at dust sources;

•	Dust management controls on footwalls and internal tips; and

•	Installation of manually controlled water blasts in all working areas.

During fiscal 2016, the silicosis rate per 1,000 employees improved by 28% to 1.12 from 1.54 in fiscal 2015 with the number of silicosis cases submitted to the relevant health authorities falling from nine to seven. Similarly, the CRTB rate improved by 15% in fiscal 2016 to 5.26 per 1,000 employees (fiscal 2015: 6.16) and the number of CRTB cases submitted fell to 33 in fiscal 2016 from 36 in fiscal 2015.

In 2014, an industry working group was formed to address issues relating to compensation and medical care for occupational lung disease in the South African gold mining industry. During fiscal 2016, the working group had extensive engagements with a wide range of stakeholders in fiscal 2016, including government, organized labor, other mining companies and legal representatives of claimants who have filed legal suits against the companies.

The companies, Anglo American South Africa, AngloGold Ashanti, African Rainbow Minerals, Gold Fields, Harmony and Sibanye, believe that fairness and sustainability are crucial elements of any solution and are working together with these stakeholders to design and implement a comprehensive solution that is both fair to past, present and future gold mining employees and also sustainable for the sector. The companies are among respondent companies in a number of lawsuits related to occupational lung disease, but do not believe that they are liable in respect of the claims brought, and they are defending these.

At Gold Fields’ open pit operations in Ghana, Australia and Peru, contact with silica dust is limited due to the nature of open pit mining and the low silica content of the ore bodies. In 2016, there were no new cases of silicosis and two CRTB cases at our Ghanaian operations. Despite this, regular gravimetric sampling of respirable silica dust samples are carried out and evaluated.

HIV/AIDS

HIV/AIDS management is integrated into Gold Fields’ mainstream health services and Voluntary Counselling and Testing, or VCT, takes place during regular employee health assessments. This has the added benefit of directly addressing the interaction of HIV/AIDS with related health issues such as tuberculosis, or TB, and other sexually transmitted infections, or STIs.

In South Africa an estimated 19% of adults (aged 15 to 49) live with HIV/AIDS. Gold Fields is committed to lowering the HIV/AIDS prevalence at South Deep, where the prevalence rate (by percentage of the workforce living with HIV/AIDS) was 5% in December 2016. There was an increase in the number of employees tested positive to 112 in fiscal 2016 from 69 in 2015. Since 2011, 3,440 employees have been tested of which 403 tested positive. South Deep’s integrated HIV/AIDS, STI and TB strategy directly addresses interactions between these diseases. It has four key pillars:

•	Promotion: This includes regular publicity campaigns and condom distribution at all workplaces;

•	Prevention: VCT is provided to all employees, contractors, their partners and family members on a confidential basis. In 2016, the mine’s VCT participation rate was around 23%;

•

Treatment: Free Highly Active Anti-retroviral Treatment, or HAART, is provided to HIV-infected employees through onsite, doctor-staffed medical clinics. In 2016, 53 employees joined the HAART program (2015: 50). This takes the total number of active participants to 332 (2015: 296), with 533 cumulatively enrolled since the HAART program began in 2004. Employees’ dependants can also receive HAART via the Company’s medical aid schemes Gold Fields does not provide treatment to employees from contracting firms, which provide their own support to their staff; and

•

Support: This includes doctor-based primary healthcare, psychological counselling and social services for all employees and contractors. South Deep also supports a number of community based HIV/AIDS projects.

In Ghana, where the national HIV/AIDS rate is around 1.5%, employees and contractors have access to a confidential VCT program which employees receive free of charge. During fiscal 2016, about 45% of the Ghana operations’ workforce underwent the VCT program. Anyone testing positive is provided with free treatment in line with the government’s national HIV/AIDS treatment program. By year-end fiscal 2016 Ghana had 15 employees on HAART (fiscal 2015: 19).

Malaria

Gold Fields’ workforce in Ghana faces a high risk of exposure to malaria and the Company has a comprehensive malaria strategy in place, which incorporates education, prevention, prophylaxis and treatment. It also includes provision of mosquito repellent for workers, support for community health facilities and rapid diagnosis and treatment.

In fiscal 2016, 505 employees (fiscal 2015: 523) tested positive for malaria after 3,181 individuals (fiscal 2015: 3,104) were tested at both of our mines. None of the treated cases proved fatal. Employees and dependants who live in the mine villages have their company housing units sprayed as part of our Malaria Vector Control program. Under this programs a total of 195 company housing units at both mines were sprayed in fiscal 2016.

TRIFR, Fatalities and Fatal Injury Frequency Rate

In fiscal 2016, Gold Fields continued to focus on implementing its Group Safety Reporting Guideline, which is based on ICMM guidelines. Since fiscal 2013, Gold Fields has aligned its health and safety metrics with those of the ICMM, headed by the TRIFR. As Gold Fields’ peer companies tend to use the TRIFR metric, this alignment assists with benchmarking of Group performance against the wider sector.

The following tables set out the TRIFR data for Gold Fields’ mining operations for the periods indicated. The tables also provide the number of fatalities and fatal injury frequency rate data for Gold Fields’ South African, West African, Australian and Americas operations.

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

As of December 31, 2016, the issued share capital of Gold Fields consisted of 820,606,945 ordinary shares.

A list of the individuals and organizations holding, to the knowledge of management, directly or indirectly, 5% or more of its issued share capital as of February 24, 2017 is set forth below.

Beneficial owner	Ordinary shares	Percentage
Allan Gray	62,532,579	7.61%
Public Investment Corporation Limited	60,506,206	7.37%
BlackRock Investment Management	53,582,374	6.52	%(1)
Van Eck Global	52,874,536	6.44%

Note:

(1)	On March 13, 2017, BlackRock Investment Management notified Gold Fields that its shareholding in the Company was 9.63%.

To the knowledge of management, none of the above shareholders hold voting rights which are different from those held by Gold Fields’ other shareholders.

The table below shows the significant changes in the percentage of ownership by Gold Fields’ major shareholders, to the knowledge of Gold Fields’ management, during the past three fiscal years.

	Beneficial ownership as of
	December 31, 2016	December 31, 2015	December 31, 2014
	(%)
Beneficial owner
Public Investment Corporation Limited	7.37	8.09	8.97
Allan Gray	7.02	7.93	6.21
Van Eck Global	6.02	6.62	6.32
BlackRock Investment Management	7.30	3.07	4.76

Related Party Transactions

None of the directors, officers or major shareholders of Gold Fields or, to the knowledge of Gold Fields’ management, their families, had any interest, direct or indirect, in any transaction during the last three fiscal years or in any proposed transaction which has affected or will materially affect Gold Fields or its investment interests or subsidiaries. Refer note 40 to the consolidated financial statements for related party disclosure as required by IFRS.

ITEM 8: FINANCIAL INFORMATION

Reference is made to Item 18 for a list of all financial statements filed as part of this annual report. For information on legal proceedings, please refer to “Information on the Company—Legal Proceedings and Investigations”.

Dividends and Dividend Policy

The following table sets forth the dividends announced and paid per share in respect of Gold Fields’ ordinary shares for the periods indicated:

	Year ended
	June 30, 2010		December 31, 2010		December 31, 2011		December 31, 2012		December 31, 2013		December 31, 2014		December 31, 2015		December 31, 2016
	($)	(Rand)	($)	(Rand)	($)	(Rand)	($)	(Rand)	($)	(Rand)	($)	(Rand)	($)	(Rand)	($)	(Rand)
Prior year’s final dividend	0.10	0.80	0.10	0.70	0.10	0.70	0.30	2.30	0.08	0.75	0.02	0.22	0.02	0.20	0.01	0.21
Interim dividend	0.07	0.50	—	—	0.14	1.00	0.20	1.60	—	—	0.02	0.20	—	0.04	0.04	0.50

Total dividend	0.17	1.30	0.10	0.70	0.24	1.70	0.50	3.90	0.08	0.75	0.04	0.42	0.02	0.24	0.05	0.71

Note:

(1)	A final dividend of 0.60 per share was announced on February 16, 2017 and paid on March 13, 2017.

Gold Fields’ dividend policy is to pay a dividend of between 25% and 35% of normalized earnings.

Significant Changes

Please refer to “Operating and Financial Review and Prospects—Recent Developments”.

ITEM 9: THE OFFER AND LISTING

Listing Details

As of December 31, 2016, the principal non-United States trading market for the ordinary shares of Gold Fields is the JSE on which they trade under the symbol “GFI”. The ordinary shares of Gold Fields are also listed on the SWX Swiss Exchange. As of December 31, 2016, 13,761 record holders of Gold Fields’ ordinary shares, holding an aggregate of 190,670,781 ordinary shares (23.21%), were listed as having addresses in South Africa. As of December 31, 2016, 462 record holders of Gold Fields’ ordinary shares, holding an aggregate of 461,915,963 ordinary shares (56.23%), were listed as having addresses in the United States.

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

The following table sets out ordinary share trading information on a yearly basis for the last five fiscal years, as reported by I-Net Bridge, a South African financial information service:

Year ended	Ordinary share price		Average daily trading volume
	High	Low
	(Rand per ordinary share)		(number of ordinary shares)
December 31, 2012	131.31	96.00	2,304,320
December 31, 2013	109.85	31.40	3,524,334
December 31, 2014	53.09	32.35	2,211,070
December 31, 2015	67.45	31.00	2,337,302
December 31, 2016	91.30	38.78	3,378,480
through April 3, 2017	49.75	38.03	3,458,524

The following table sets out ordinary share trading information on a quarterly basis for the periods indicated, as reported by I-Net Bridge:

Quarter ended	Ordinary share price		Average daily trading volume
	High	Low
	(Rand per ordinary share)		(number of ordinary shares)
March 31, 2015	67.45	52.20	2,409,328
June 30, 2015	54.45	37.64	2,147,905
September 30, 2015	47.40	31.41	2,504,830
December 31, 2015	45.24	31.00	2,276,433
March 31, 2016	69.50	43.50	3,438,054
June 30, 2016	72.20	55.42	2,979,195
September 30, 2016	91.30	67.87	3,086,390
December 31, 2016	66.88	38.78	4,017,030
March 31, 2017	49.75	38.03	3,477,821

The following table sets out ordinary share trading information on a monthly basis for each of the last six months, as reported by I-Net Bridge:

Month ended	Ordinary share price		Average daily trading volume
	High	Low
	(Rand per ordinary share)		(number of ordinary shares)
October 31, 2016	66.88	56.39	3,395,978
November 30, 2016	61.34	44.95	3,415,228
December 31, 2016	44.29	38.78	5,400,310
January 31, 2017	48.56	43.98	2,583,874
February 28, 2017	50.04	40.25	3,894,261
March 31, 2017	46.77	38.03	3,952,568

On April 3, 2017, the closing price of the ordinary shares on the JSE was R47.95.

New York Stock Exchange Trading History

The tables below show the high and low closing prices in U.S. dollars and the average daily volume of trading activity on the NYSE for the last five fiscal years.

The following table sets out ADS trading information on a yearly basis for the last five fiscal years, as reported by Bloomberg:

Year ended	ADS price		Average daily trading volume
	High	Low
	($ per ADS)		(number of ADSs)
December 31, 2012	16.92	11.32	3,994,433
December 31, 2013	12.49	3.02	5,566,292
December 31, 2014	4.84	3.00	4,970,039
December 31, 2015	5.97	2.08	5,214,476
December 31, 2016	6.45	2.64	6,421,988
through April 3, 2017	3.67	2.95	7,221,965

The following table sets out ADS trading information on a quarterly basis for the periods indicated, as reported by Bloomberg:

Quarter ended	ADS price		Average daily trading volume
	High	Low
	($ per ADS)		(number of ADSs)
March 31, 2015	5.97	3.66	5,642,608
June 30, 2015	4.62	3.07	4,109,483
September 30, 2015	3.55	2.42	5,520,601
December 31, 2015	3.08	2.08	5,588,013
March 31, 2016	4.56	2.86	7,257,014
June 30, 2016	4.91	3.50	5,542,144
September 30, 2016	6.45	4.75	5,548,086
December 31, 2016	4.80	2.64	6,379,179
March 31, 2017	3.67	2.95	7,263,275

The following table sets out ADS trading information on a monthly basis for each of the last six months, as reported by Bloomberg:

Month ended	ADS price		Average daily trading volume
	High	Low
	($ per ADS)		(number of ADSs)
October 31, 2016	4.80	4.01	5,214,481
November 30, 2016	4.33	3.05	6,626,845
December 31, 2016	3.19	2.64	7,296,212
January 31, 2017	3.61	3.20	6,939,995
February 28, 2017	3.67	2.97	8,068,630
March 31, 2017	3.64	2.95	6,879,094

On April 3, 2017, the closing price of Gold Fields’ ADSs quoted on the NYSE was U.S.$3.62.

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

On April 8, 2009, South Africa passed the Companies Act, which came into force on May 1, 2011. At the annual general meeting held on May 14, 2012, Gold Fields adopted a new memorandum of incorporation, or the Gold Fields MOI, to replace its memorandum of association and articles of association adopted under the previous Companies Act, or the Companies Act 61 of 1973. Gold Fields amended the Gold Fields MOI at its annual general meeting on May 9, 2013. The amended Gold Fields MOI conforms to the requirements of the Companies Act and the amended JSE Listings Requirements.

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

Pre-emptive Rights

The Companies Act, the JSE Listings Requirements and the Gold Fields MOI require that any new issue of shares by Gold Fields must first be offered to existing shareholders in proportion to their shareholding in the Company, unless, among other things, the issuance to new shareholders is:

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

Purchase of Shares

Gold Fields or any subsidiary of Gold Fields may, if authorized by special resolution by way of a general approval, acquire ordinary shares in the capital of Gold Fields in accordance with the Companies Act and the JSE Listings Requirements, provided among other things that:

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

Material Contracts

Additional Black Economic Empowerment Transactions

On August 5, 2010, Gold Fields announced a series of empowerment transactions to meet its 2014 Black Economic Empowerment equity ownership requirements. On November 2, 2010, the shareholders of Gold Fields approved these transactions at the General Meeting which included the establishment of an ESOP, the issue of approximately 600,000 Gold Fields shares to a BBBEE consortium, or BEECO, and BEECO’s subscription for a 10% holding in South Deep with a phase in participation over 20 years. On November 19, 2010, Gold Fields issued 13,525,394 shares to the ESOP, housed and administered by the Gold Fields Thusano Share Trust, thereby commencing the implementation of the ESOP transaction. The remaining empowerment transactions have been completed.

U.S.$70 million Ghana Credit Facility

Gold Fields Ghana and Abosso entered into a senior secured revolving credit facility agreement dated December 22, 2010, as amended and restated on May 6, 2014, pursuant to which The Standard Bank of South Africa Limited, or Standard Bank, agreed to make available to Gold Fields Ghana and Abosso, or the Ghana Borrowers, a senior secured revolving credit facility in a maximum aggregate principal amount of US$70,000,000, or the Original Ghana Facility.

With effect from October 28, 2016, the Original Ghana Facility was again amended and restated, or the U.S.$70 million Ghana Credit Facility. Under the facility each Ghana Borrower must apply all amounts borrowed by it under the facility towards general corporate purposes, working capital purposes and/or capital expenditure purposes, including the purchase of a yellow metal fleet.

Borrowings under this facility are guaranteed by the Ghana Borrowers. Borrowings under this facility are also secured by the registration of security over certain fleet vehicles owned by Gold Fields Ghana, or the Secured Assets. In addition, the lenders are noted as first loss payees under the insurance contracts in respect of the Secured Assets and are assigned the rights under the maintenance contracts between certain suppliers of the Secured Assets. This facility is non-recourse to the rest of the Gold Fields group.

The facility bears interest at LIBOR plus a margin of 2.40% per annum. The Ghana Borrowers are required to pay a quarterly commitment fee of 1.00% per annum.

The final maturity date of the U.S.$70 million Ghana Credit Facility is May 6, 2017. The Ghana Borrowers intend to refinance the U.S.$70 million Ghana Credit Facility prior to the final maturity date.

The outstanding borrowings under this facility on December 31, 2016 and December 31, 2015 were U.S.$45.0 million and U.S.$45.0 million, respectively.

U.S.$200 million La Cima Credit Facility

On December 16, 2014, La Cima, entered into a revolving senior secured credit facility for up to U.S.$200 million, or the U.S.$200 million La Cima Credit Facility. Under this facility, the borrower must apply all amounts borrowed by it under the facility to refinance a then existing U.S.$200 million non-revolving senior secured term loan, to finance its working capital requirements and for general corporate purposes. The final maturity date of this facility is three years from the agreement date. On the agreement date, the total commitments under this facility amounted to U.S.$75.0 million. On January 19, 2015, total commitments were increased by U.S.$75.0 million to U.S.$150.0 million.

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

The borrower is required to pay a quarterly commitment fee of 0.65% per annum on the undrawn amount.

Borrowings under the U.S.$200 million La Cima Credit Facility are secured by first-ranking assignments of all rights, title and interest in all of La Cima’s concentrate sale agreements. In addition, the offshore and onshore collection accounts of La Cima are subject to an account control agreement and a first-ranking charge in favor of the lenders. This facility is non-recourse to the rest of the Gold Fields Group.

The outstanding balance under U.S.$200 million La Cima Credit Facility at December 31, 2016 was U.S.$82.0 million, compared to U.S.$42.0 million on December 31, 2015.

At December 31, 2015, La Cima did not meet certain covenants specified in the revolving senior secured credit facility agreement. The lenders subsequently waived their rights and entitlements arising from the failure of La Cima to meet the specific covenants.

R1.0 billion Rand Revolving Credit Facilities

In 2013, GFO and GFIJVH entered into two revolving credit facilities with Standard Bank and RMB, respectively. The purpose of these facilities is to fund capital expenditure and general corporate and working capital requirements of the Gold Fields group.

The salient terms of these facilities could be summarized as follows:

•

a R500.0 million (U.S.$33.1 million) revolving credit facility entered into by the borrowers and Standard Bank on December 20, 2013, bearing interest at JIBAR plus a margin of 2.75% per annum, with a semi-annual commitment fee of 1.05% per annum on the undrawn and uncanceled amounts of the facility, or the Standard Bank RCF; and

•

a R500.0 million (U.S.$33.1 million) revolving credit facility entered into by the borrowers and RMB on June 19, 2013, bearing interest at JIBAR plus a margin of 2.50% per annum, with a semi-annual commitment fee of 1% per annum on the undrawn and uncanceled amounts of the facility, or the RMB RCF.

Borrowings under these facilities were guaranteed by Gold Fields, GFO, GFIJVH, Orogen, and Gold Fields Holdings Company (BVI) Limited, or GF Holdings.

The RMB RCF and the Standard Bank RCF matured on June 19, 2016 and December 20, 2016 respectively.

U.S.$1 billion Notes Issue

On September 30, 2010, Orogen announced the issue of U.S.$1,000,000,000 4.875% guaranteed notes due October 7, 2020, issued October 7, 2010. Gold Fields, GFO, GF Holdings and Sibanye Gold, or the Guarantors, on a joint and several basis, unconditionally and irrevocably guaranteed the payment of all amounts due in respect of the U.S.$1 billion Notes. The U.S.$1 billion Notes and guarantees constitute direct, unsubordinated and unsecured obligations of Orogen and the Guarantors, respectively, and rank equally in right of payment among themselves and with all other existing and future unsubordinated and unsecured obligations of Orogen and the Guarantors, respectively. With effect from April 24, 2015, the noteholders released Sibanye Gold as a Guarantor pursuant to a consent solicitation process.

Gold Fields used the net proceeds of the offering of the U.S.$1 billion Notes to repay certain existing indebtedness of the Group and for general corporate purposes.

On February 19, 2016, GFA, a wholly-owned subsidiary of Gold Fields, announced an offer to purchase U.S.$200.0 million of the U.S.$1 billion Notes at discounts of 17% to the original value. Gold Fields accepted for purchase an aggregate principal amount of the U.S.$1 billion Notes equal to U.S.$147.6 million at a purchase price of U.S.$880 per U.S.$1,000 in principal amount of the U.S.$1 billion Notes. Gold Fields intends to hold the U.S.$1 billion Notes acquired until their maturity date on October 7, 2020. The outstanding balance under this facility on December 31, 2016 was U.S.$846.4 million.

U.S.$1,510 million Term Loan and Revolving Credit Facility

Orogen, GFO and GFIJVH entered into a term loan and revolving credit facility agreement dated November 28, 2012, as amended and restated on January 30, 2013 and as further amended and restated on July 22, 2013, or the Original U.S.$ Facility. Pursuant to the Original U.S.$ Facility a syndicated bank group, agreed to make available to the borrowers certain credit facilities in the aggregate amount of U.S.$1.44 billion.

On June 18, 2014, the Original U.S.$ Facility was again amended and restated, or the U.S.$1,510 million Term Loan and Revolving Credit Facility. Under this facility, the lenders have made a US$120 million term loan (Facility A) and two revolving credit facilities of US$720 million (Facility B) and US$670 million (Facility C) each available to the borrowers.

The outstanding balance under the U.S.$1,510 million Term Loan and Revolving Credit Facility at December 31, 2015 was U.S.$724.0 million.

Borrowings under the U.S.$1,510 million Term Loan and Revolving Credit Facility were guaranteed by Gold Fields, GF Holdings, Orogen, GFO and GFIJVH.

On June 13, 2016, the outstanding balance of U.S.$630.0 million under the U.S.$1,510 million Term Loan and Revolving Credit Facility was refinanced by the US$1,290,000,000 Credit Facilities Agreement, as detailed below. The U.S.$1,510 million Term Loan and Revolving Credit Facility was also canceled on June 13, 2016.

R1,500 million Nedbank Revolving Credit Facility

On March 1, 2013, Nedbank, GFIJVH and GFO entered into a R1,500 million Revolving Credit Facility. The purpose of the facility is to fund capital expenditure and general corporate and working capital requirements of the Gold Fields group. The tenor of the facility is five years. The final maturity date of this facility is March 7, 2018.

The facility bears interest at JIBAR plus a margin of 2.50% per annum. The borrowers are required to pay a commitment fee of 0.85% per annum every six months.

Borrowings under the facility are guaranteed by Gold Fields, GFO, GFH, Orogen and GFIJVH.

The outstanding borrowings under this facility at December 31, 2016 and December 31, 2015 were nil and nil, respectively.

U.S.$1,290 million Credit Facilities Agreement

On June 6, 2016, The Bank of Tokyo-Mitsubishi UFJ, Ltd., GFIJVH, GFO, Orogen, Gold Fields Ghana Holdings (BVI) Limited, or GF Ghana, and certain wholly owned subsidiaries of Gold Fields entered into a U.S.$1,290 million Credit Facilities Agreement, or the U.S.$1,290 million Credit Facilities Agreement. The U.S.$1,290 million Credit Facilities Agreement comprises of a:

•	U.S.$380 million Term Loan (Facility A) maturing June 2019;

•	U.S.$360 million RCF (Facility B) maturing June 2019; and

•	U.S.$550 million RCF (Facility C) maturing June 2021;

The facility bears interest at LIBOR plus a margin as follows:

•	the margin in relation to each Facility A Loan is 2.50 per cent. per annum;

•	the margin in relation to each Facility B Loan is 2.20 per cent. per annum; and

•	the margin in relation to each Facility C Loan is 2.45 per cent. per annum;

based on the current long-term credit rating of Gold Fields. The margin shall be adjusted to the following percentages dependent on the long-term credit rating assigned from to time to Gold Fields by either Moody’s or Standard & Poor’s:

Rating (Standard & Poor’s)	Rating (Moody’s)	Facility A Margin p.a.	Facility B Margin p.a.	Facility C Margin p.a.
BBB	Baa2	1.75%	1.45%	1.70%
BBB-	Baa3	2.00%	1.70%	1.95%
BB+	Ba1	2.50%	2.20%	2.45%
BB	Ba2	3.00%	2.70%	2.95%
BB-	Ba3	3.50%	3.20%	3.45%

The borrowers are required to pay a quarterly commitment fee of 35% of the applicable margin per annum on the undrawn and uncanceled amounts of the facilities.

The borrowers must apply all amounts borrowed by them under the U.S.$1,290 million Credit Facilities Agreement towards, firstly, (i) repayment of the U.S.$1,510 million Term Loan and Revolving Credit Facility and thereafter (ii) their general corporate and working capital purposes.

Borrowings under the U.S.$1,290 million Credit Facilities Agreement are guaranteed by Gold Fields, Orogen, GF Holdings, GF Ghana, Gruyere Holdings Pty Ltd, or Gruyere Holdings, GFO and GFIJVH.

The outstanding borrowings under U.S.$1,290 million Credit Facilities Agreement at December 31, 2016 was U.S.$658.5 million.

R500 million ABSA Bank Revolving Credit Facility

Effective March 31, 2017, ABSA Bank Limited, GFIJVH, GFO and certain wholly owned subsidiaries of Gold Fields entered into a R500 million Revolving Credit Facility. The purpose of the facility is to fund capital expenditure and general corporate and working capital requirements of the Gold Fields group. The tenor of the facility is six years. The final maturity date of this facility is March 31, 2020.

The facility bears interest at JIBAR plus a margin of 2.55% per annum based on the current long-term credit rating of Gold Fields.

The margin shall be adjusted to the following percentages dependent on the long-term credit rating assigned from to time to Gold Fields by either Moody’s or Standard & Poor’s:

Rating	Margin
(%)
BBB-/Baa3	2.05
BB+/Ba1	2.55
BB/Ba2	3.05

The borrowers are required to pay a commitment fee of 35% of the applicable margin per annum on the undrawn portion of the facility every six months.

Borrowings under the facility are guaranteed by Gold Fields, Orogen, GF Holdings, GF Ghana, Gruyere Holdings, GFO and GFIJVH.

R500 million Standard Bank Revolving Credit Facility

Effective March 31, 2017, Standard Bank, GFIJVH, GFO and certain wholly owned subsidiaries of Gold Fields entered into a R500 million Revolving Credit Facility. The purpose of the facility is to fund capital expenditure and general corporate and working capital requirements of the Gold Fields group. The tenor of the facility is six years. The final maturity date of this facility is March 31, 2020.

The facility bears interest at JIBAR plus a margin of 2.75% per annum.

The borrowers are required to pay a commitment fee of 1.05% per annum on the undrawn portion of the facility every six months.

Borrowings under the facility are guaranteed by Gold Fields, Orogen, GF Holdings, GF Ghana, Gruyere Holdings, GFO and GFIJVH.

Other Short-Term Credit Facilities

The Group utilized uncommitted loan facilities from some of the major banks to fund the capital expenditure and working capital requirements of the South African operations.

These facilities have no fixed terms, are short-term in nature and interest rates are market related. Borrowings under these facilities are guaranteed by Gold Fields.

The outstanding borrowings of Gold Fields under these facilities at December 31, 2016 were U.S.$61.0 million, compared to U.S.$16.7 million on December 31, 2015.

Management and Other Compensatory Plans and Arrangements

See “Directors, Senior Management and Employees—Long-term Cash Incentive Plan”, “Directors, Senior Management and Employees—The Gold Fields Limited 2005 Share Plan”, “Directors, Senior Management and Employees—Introduction of a MSR for members of the Group Executive Committee”, “Directors, Senior Management and Employees—The Revised Gold Fields Limited 2012 Share Plan”, “Directors, Senior Management and Employees—Vesting of the 2013 Performance Share Award” and “Directors, Senior Management and Employees—Executive Directors’ Terms of Employment”.

Gruyere Sale Agreement

On November 7, 2016, Gold Fields entered into a sale agreement with Gold Road Resources Limited for the acquisition of a 50% interest in the Gruyere Gold Project in Western Australia, or the Gruyere Sale Agreement. The acquisition of the Gruyere Gold Project asset by Gold Fields was completed on December 13, 2016, for total consideration comprising A$350 million in cash and a royalty. In terms of the cash consideration, A$250 million will be paid to Gold Road at completion and A$100 million is payable towards Gold Road’s share of the Gruyere development and construction costs under an agreed joint venture construction cash call schedule. The royalty under the Gruyere Sale Agreement is 1.5% net smelter return royalty on Gold Fields’ share of production after the total mine production at Gruyere exceeds 2Moz.

Gruyere Gold Project Joint Venture Agreement dated December 6, 2016, between Gruyere Mining Company Pty Ltd, Gold Road Resources Limited and others

Following completion of the acquisition under the Gruyere Sale Agreement, Gold Fields and Gold Road formed an unincorporated joint venture in respect of the development, construction and operation of the Gruyere Gold Project under a joint venture agreement dated December 6, 2016. The joint venture is initially on a 50:50 basis and provides that each party is responsible for its pro rata share of project expenditure. Gold Fields took over management of the project from Gold Road on February 1, 2017.

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

Cash

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

Ordinary shares

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

Right to purchase additional ordinary shares

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

If BNYM makes rights available to you, upon instruction from you it will exercise the rights and purchase the ordinary shares on your behalf. BNYM will then deposit the ordinary shares and deliver ADSs to you. It will only exercise rights if you pay BNYM the exercise price and any charges the rights require you to pay. U.S. securities laws may restrict the sale, deposit, cancellation and transfer of the ADSs issued after exercise of rights. In this case, BNYM may deliver the ADSs under a separate restricted deposit agreement, which will contain the same provisions as the Deposit Agreement, except for changes needed to put the restrictions in place. BNYM will not offer you rights unless those rights and the securities to which the rights relate are either exempt from registration or have been registered under the Securities Act with respect to a distribution to you.

Other distributions

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

In fiscal 2016, BNYM paid U.S.$0.95 million to Gold Fields as reimbursement for costs incurred over the year in connection with the ADR program.

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

There are no exchange control restrictions on the remittance in full of dividends declared out of trading profits to non-residents of the CMA (comprising South Africa, the Kingdoms of Lesotho and Swaziland and the Republic of Namibia) by Gold Fields.

Under South African exchange control regulations, the ordinary shares and ADSs of Gold Fields are freely transferable outside South Africa between persons who are not residents of the CMA. Additionally, where ordinary shares are sold on the JSE on behalf of shareholders of Gold Fields who are not residents of the CMA, the proceeds of such sales will be freely exchangeable into foreign currency and remittable to them. Any share certificates held by non-resident Gold Fields shareholders will be endorsed with the words “non-resident.” The same endorsement, however, will not be applicable to ADSs of Gold Fields held by non-resident shareholders.

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

Withholding Tax on Dividends

It should be noted that the 15% withholding tax on dividends declared by South African resident companies to non-resident shareholders or non-resident ADS holders was introduced with effect from April 1, 2012. The withholding rate was increased from 15% to 20% effective February 22, 2017. Generally, under the Treaty, the withholding tax is limited to 5% of the gross amount of the dividends if the beneficial owner of the shares is a company holding directly at least 10% of the voting stock of the company paying the dividends and to 15% of the gross amount of the dividends in all other cases.

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

U.S. Federal Income Tax Considerations

The following discussion summarizes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of ordinary shares and ADSs by a U.S. Holder. As used herein, the term “U.S. Holder” means a beneficial owner of ordinary shares or ADSs that is for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state within the United States or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax without regard to its source; or

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

This summary only applies to U.S. Holders that hold ordinary shares or ADSs as capital assets. This summary is based upon:

•

the current federal income tax laws of the United States, including the Internal Revenue Code of 1986, as amended, or the Code, its legislative history, and existing and proposed regulations thereunder;

•	current U.S. Internal Revenue Service, or IRS, practice and applicable U.S. court decisions; and

•	the income tax treaty between the United States and South Africa

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

The U.S. federal income tax treatment of a partner in an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds ordinary shares or ADSs will depend upon the status of the partner and the activities of the partnership. If you are an entity or arrangement treated as a partnership for U.S. federal income tax purposes, you should consult your tax adviser concerning the U.S. federal income tax consequences to you and your partners of the acquisition, ownership and disposition of ordinary shares or ADSs by you.

Gold Fields does not believe that it was a PFIC within the meaning of Section 1297 of the Code for its 2016 taxable year and does not expect to be a PFIC for its current taxable year or in the foreseeable future. However, Gold Fields’ possible status as a PFIC must be determined annually and therefore may be subject to change. If Gold Fields were to be treated as a PFIC, U.S. Holders of ordinary shares or ADSs would be required (i) to pay a special U.S. addition to tax on certain distributions and gains on sale and (ii) to pay tax on any gain from the sale of ordinary shares or ADSs at ordinary income (rather than capital gains) rates in addition to paying the special addition to tax on this gain. Additionally, dividends paid by Gold Fields would not be eligible for the special reduced rate of tax described below under “—Taxation of Dividends”. The remainder of this discussion assumes that Gold Fields is not a PFIC for U.S. federal income tax purposes. You should consult your own tax advisers regarding the potential application of the PFIC regime.

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

However, the U.S. Treasury has expressed concern that U.S. holders of depositary receipts (such as U.S. Holders of Gold Fields ADSs) may be claiming foreign tax credits in situations where an intermediary in the chain of ownership between such holders and the issuer of the security underlying the depositary receipts, or a party to whom depositary receipts or deposited shares are delivered by the depositary prior to the receipt by the depositary of the corresponding securities, has taken actions inconsistent with the ownership of the underlying security by the person claiming the credit, such as a disposition of such security. Such actions may also be inconsistent with the claiming of the reduced tax rates that may be applicable to certain dividends received by certain non-corporate holders, as described below. Accordingly, (i) the ability to offset any South African taxes and (ii) the availability of the reduced tax rates for any dividends received by certain non-corporate U.S. Holders, each as described below, could be affected by actions taken by such parties or intermediaries.

Taxation of Dividends

Distributions paid out of Gold Fields’ current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), before reduction for any South African withholding tax paid by Gold Fields with respect thereto, will generally be taxable to you as foreign source dividend income, and will not be eligible for the dividends received deduction allowed to corporations. Distributions that exceed Gold Fields’ current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of your basis in the ordinary shares and thereafter as capital gain. However, Gold Fields does not maintain calculations of its earnings and profits in accordance with U.S. federal income tax accounting principles. You should therefore assume that any distribution by Gold Fields with respect to the ordinary shares will be reported as ordinary dividend income. You should consult your own tax advisers with respect to the appropriate U.S. federal income tax treatment of any distribution received from Gold Fields. For purposes of determining limitations on any foreign tax credits, dividends paid by Gold Fields will generally constitute “passive income.”

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

Effect of South African Withholding Taxes

As discussed in “—Certain South African Tax Considerations—Withholding Tax on Dividends”, under current law, South Africa imposes a withholding tax of 20% on dividends paid by Gold Fields. A U.S. Holder will generally be entitled, subject to certain limitations, to a foreign tax credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for South African income taxes withheld by Gold Fields.

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

Taxation of a Sale or Other Disposition

Your tax basis in an ordinary share or ADS will generally be its U.S. dollar cost. The U.S. dollar cost of an ordinary share purchased with foreign currency will generally be the U.S. dollar value of the purchase price on the date of purchase or, in the case of ordinary shares traded on an established securities market, as defined in applicable Treasury Regulations, that are purchased by a cash basis taxpayer (or an accrual basis taxpayer that so elects), on the settlement date for the purchase. Such an election by an accrual basis taxpayer must be applied consistently from year to year and cannot be revoked without the consent of the IRS.

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

On February 25, 2016, South Deep entered into U.S.$/Rand forward exchange contracts for a total delivery of U.S.$69.8 million starting at July 2016 to December 2016. The average forward rate achieved over the six month period was R16.8273. The hedge was delivered into in July and August and the balance closed out in September 2016. The average rate achieved on delivery and close out was R13.8010, resulting in a profit of U.S.$14.4 million.

Gains and losses on financial instruments are disclosed in detail under “Operating and Financial Review and Prospects—Results of Operations—Gain/(loss) on Financial Instruments”.

Foreign Currency Contract Position

As of December 31, 2016, there were no foreign currency contract positions.

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

A sensitivity analysis of the mark-to-market valuation has not been performed as there were no foreign currency contracts as of December 31, 2016.

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

Commodity Price Hedging Experience

Gold

No gold derivative instruments were entered into during fiscal 2016 and no gold derivative instruments have been entered into since fiscal 2007.

Copper

No contracts were entered into during fiscal 2014, 2015 and 2016.

Oil

From time to time, various subsidiaries of Gold Fields enter into call options to fix the price of specified quantities of diesel fuel. During fiscal 2014, the following option was entered into:

•

On November 26, 2014, Gold Fields Australia (Pty) Limited entered into Singapore Gasoil 10ppm cash settled swap transaction contracts. A contract for 63,000 barrels for the period January—March 2015 was committed at a fixed price of U.S.$94.00 per barrel, and a further 283,500 barrels was committed at a price of U.S.$96.00 per barrel for the period April—December 2015. Brent Crude at the time of the transaction was U.S.$78.50 per barrel.

No further contracts were entered into during fiscal 2015 and 2016.

Commodity Price Contract Position

At December 31, 2016, there were no outstanding commodity contracts.

Interest Rate Sensitivity

General

As of December 31, 2016, Gold Fields’ indebtedness amounted to U.S.$1,692.9 million. Gold Fields generally does not undertake any specific action to cover its exposure to interest rate risk, although it may do so in specific circumstances. For a discussion of Gold Fields’ credit facilities and other borrowings outstanding as of December 31, 2016, including the interest rates applicable to them, see “Operating and Financial Review and Prospects—Credit Facilities”.

Interest Rate Sensitivity Analysis

U.S.$846.5 million of Gold Fields interest bearing debt outstanding as of December 31, 2016 was exposed to interest rate fluctuations. This debt is normally rolled for periods between one and three months and is therefore exposed to the rate changes in this period.

U.S.$785.5 million of the total debt was exposed to changes in LIBOR while U.S.$61.0 million was exposed to the South African Prime Rate. The following table indicates the change to finance expense on average borrowings for fiscal 2016 of U.S.$798.7 million and U.S.$42.3 million, had LIBOR and the South African Prime Rate, respectively, differed as indicated.

	Change in finance expense for a nominal change in interest rate, change as of December 31, 2016
	(U.S.$ million, except for percentages)
Sensitivity to interest rates	(1.5)%	(1.0)%	(0.5)%	0.5%	1.0%	1.5%
Sensitivity to LIBOR interest rate	(12.0)	(8.0)	(4.0)	4.0	8.0	12.0
Sensitivity to South African Prime interest rate	(0.6)	(0.4)	(0.2)	0.2	0.4	0.6

Change in finance expense	(12.6)	8.4	(4.2)	4.2	8.4	12.6

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

AND USE OF PROCEEDS

Not applicable.

ITEM 15: CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures:

Gold Fields has carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer of Gold Fields, of the effectiveness of the design and operation of Gold Fields’ disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report. Based upon that evaluation, Gold Fields’ Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2016, Gold Fields’ disclosure controls and procedures were effective.

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

Gold Fields’ management assessed the effectiveness of its internal control over financial reporting as of December 31, 2016. In making this assessment, Gold Fields’ management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based upon its assessment, Gold Fields’ management concluded that, as of December 31, 2016, its internal control over financial reporting is effective based upon those criteria.

KPMG Inc., or KPMG, an independent registered public accounting firm that audited the consolidated financial statements included in this annual report on Form 20-F, has issued an attestation report on management’s assessment of Gold Fields’ internal control over financial reporting as of December 31, 2016.

(c)	Attestation Report of the Registered Public Accounting Firm:

See report of KPMG Inc., an Independent Registered Public Accounting Firm, on page F-1.

(d)	Changes in Internal Control Over Financial Reporting:

There has been no change in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during fiscal 2016 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16B: CODE OF ETHICS

Gold Fields has adopted a Company Code of Conduct, or the Code, which applies to all directors and employees, the text of which can be accessed on Gold Fields’ website at www.goldfields.co.za.

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG served as Gold Fields’ principal accountant. Set forth below are the fees for audit and other services rendered by KPMG for fiscal 2016, 2015 and 2014.

	Year ended December 31,
	2016	2015		2014
	(U.S.$ million)
Audit fees	2.4	2.7		3.2
Audit-related fees	0.3	0.2		0.3
Tax fees	0.1	—	(1)	—	(1)
All other fees	—	0.1		0.1

Total	2.8	3.0		3.6

Note:

(1)	Nominal amount due to rounding to U.S.$ million.

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

•

The NYSE Listing Standards require U.S. listed companies to have a compensation committee composed entirely of independent directors. The JSE Listing Requirements merely require the appointment of such a committee. Gold Fields has appointed a Remuneration Committee, currently comprising six board members, all of whom are independent under both the JSE Listing Requirements and the NYSE Listing Standards.

•

The NYSE Listings Standards require U.S. listed companies to have an audit committee composed entirely of independent directors. The South African Companies Act requires that the audit committee be approved by shareholders on an annual basis at a company’s annual general meeting. The JSE Listings Requirements also require an audit committee composed entirely of independent directors. Gold Fields has appointed an Audit Committee, currently comprised of six board members, all of whom are non-executive and independent, as defined under both the JSE Listings Requirements and the NYSE Listing Requirements.

ITEM 16H: MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17: FINANCIAL STATEMENTS

Gold Fields has responded to Item 18 in lieu of responding to this item.

ITEM 18: FINANCIAL STATEMENTS

The following financial statements of Gold Fields Limited are filed as part of this annual report.

ITEM 19: EXHIBITS

The following instruments and documents are included as Exhibits to this annual report.

No.	Exhibit

1.1	Memorandum of Association of Gold Fields (incorporated by reference to Exhibit 1.1 to the registration statement on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on May 6, 2002)

1.2	Articles of Association of Gold Fields (incorporated by reference to Exhibit 1.2 to the registration statement on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on May 6, 2002)

1.3	Amended Articles of Association of Gold Fields (incorporated by reference to Exhibit 1.3 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on December 7, 2007)

2.1	Memorandum of Incorporation of Gold Fields (included in Exhibits 1.1 and 1.2)

2.2	Deposit Agreement among Gold Fields, Gold Fields Limited (f/k/a/Driefontein Consolidated Limited), The Bank of New York, as depositary, and the owners and beneficial owners from time to time of American Depositary Receipts, dated as of February 2, 1998, as amended and restated as of May 21, 2002 (incorporated by reference to Exhibit 2.3 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on October 24, 2002)

2.3	Form of American Depositary Receipt (included in Exhibit 2.2)

2.4	Amended Memorandum of Incorporation of Gold Fields (included in Exhibit 1.3)

2.5	Trust Deed among Orogen, as issuer; Gold Fields Limited, GFIMSA, GFO, and GFH, as guarantors; and Citicorp Trustee Company Limited, as trustee, dated October 7, 2010 in relation to the U.S.$1 billion Note Issue (incorporated by reference to Exhibit 2.8 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on December 2, 2010)

2.6	Supplemental Trust Deed among Orogen, as issuer; Gold Fields, GFO, and GFH, as guarantors; Sibanye Gold and Citicorp Trustee Company Limited, as trustee, dated April 24, 2015 in relation to the U.S.$1 billion Note Issue (incorporated by reference to Exhibit 2.6 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on April 13, 2016)

2.7	Amended Memorandum of Incorporation of Gold Fields, adopted by Special Resolution on May 14, 2012 (incorporated by reference to Exhibit 2.6 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on May 14, 2013)

4.1	The Gold Fields Limited 2005 Non-Executive Share Plan, adopted November 17, 2005 (incorporated by reference to Exhibit 4.24 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on December 22, 2005)

4.2	The Gold Fields Limited 2005 Share Plan, adopted November 17, 2005 (incorporated by reference to Exhibit 4.25 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on December 22, 2005)

4.3	The Gold Fields Limited 2012 Share Plan, dated May 14, 2012 (incorporated by reference to Exhibit 4.6 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on May 14, 2013)

No.	Exhibit

4.4	Agreement between Nicholas J. Holland and Gold Fields Group Services (Pty) Ltd, dated March 6, 2009 and effective March 1, 2009 (incorporated by reference to Exhibit 4.29 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

4.5	Agreement between Nicholas J. Holland and Gold Fields Ghana Holdings (BVI) Limited, dated March 9, 2009 and effective March 1, 2009 (incorporated by reference to Exhibit 4.30 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

4.6	Agreement between Nicholas J. Holland and Gold Fields Orogen Holding Company (BVI), dated March 6, 2009 and effective March 1, 2009 (incorporated by reference to Exhibit 4.31 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

4.7	Agreement between Nicholas J. Holland and Gold Fields Group Services (Pty) Ltd, dated April 9, 2010 and effective April 1, 2010 (incorporated by reference to Exhibit 4.29 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on December 2, 2010)

4.8	Agreement between Nicholas J. Holland and Gold Fields Ghana Holdings (BVI) Limited, dated April 9, 2010 and effective April 1, 2010 (incorporated by reference to Exhibit 4.30 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on December 2, 2010)

4.9	Agreement between Nicholas J. Holland and Gold Fields Orogen Holding Company (BVI), dated April 9, 2010 and effective April 1, 2010 (incorporated by reference to Exhibit 4.31 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on December 2, 2010)

4.10	U.S.$200 million Revolving Senior Secured Credit Facility Agreement between The Bank of Nova Scotia, Scotiabank Peru S.A.A., Scotiabank Europe Plc and La Cima, dated December 16, 2014 (incorporated by reference to Exhibit 4.10 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on April 14, 2015)

4.11	Revolving Credit Facility Agreement among Nedbank Limited, GFI Joint Venture Holdings (Proprietary) Limited, GFO and the Original Guarantors (listed in Schedule 1), dated March 1, 2013 (incorporated by reference to Exhibit 4.28 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on May 14, 2013)

4.12	Agreement between Paul A. Schmidt and Gold Fields Group Services (Pty) Ltd, dated November 24, 2009 and effective November 6, 2009 (incorporated by reference to Exhibit 4.33 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

4.13	Agreement between Paul A. Schmidt and Gold Fields Ghana Holdings (BVI) Limited, dated November 24, 2009 and effective November 6, 2009 (incorporated by reference to Exhibit 4.34 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

4.14	Agreement between Paul A. Schmidt and Gold Fields Orogen Holding Company (BVI), dated November 24, 2009 and effective November 6, 2009 (incorporated by reference to Exhibit 4.35 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

No.	Exhibit

4.15	First Addendum to the Employment Contract made and entered into between Gold Fields Group Services (Pty) Ltd and Paul A. Schmidt, dated April 1, 2010 (incorporated by reference to Exhibit 4.40 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 2, 2010)

4.16	First Addendum to the Employment Contract made and entered into between Gold Fields Ghana Holdings (BVI) Limited and Paul A. Schmidt, dated April 1, 2010 (incorporated by reference to Exhibit 4.41 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 2, 2010)

4.17	First Addendum to the Employment Contract made and entered into between Gold Fields Orogen Holding Company (BVI) and Paul A. Schmidt, dated April 1, 2010 (incorporated by reference to Exhibit 4.42 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 2, 2010)

4.18	US$1,290,000,000 Credit Facilities Agreement between The Bank of Tokyo-Mitsubishi UFJ, Ltd., GFI Joint Venture Holdings Proprietary Limited, Gold Fields Operations Limited, Gold Fields Orogen Holding (BVI) Limited, Gold Fields Ghana Holdings (BVI) Limited and the Original Guarantors (listed in Schedule 1), dated June 6, 2016

4.19	The Sale Agreement—Gruyere Project between Gold Road Resources Limited, Gruyere Mining Company Pty Ltd and Gold Fields Australia Pty Ltd dated November 6, 2016.

4.20	Gruyere Project Joint Venture Agreement between Gruyere Mining Company Pty Ltd, Gold Road Resources Limited and others dated December 6, 2016

4.21	Rand 500,000,000 Revolving Credit Facility Agreement between ABSA Bank Limited, GFI Joint Venture Holdings Proprietary Limited, Gold Fields Operations Limited and the Original Guarantors (listed in Schedule 1), dated March 27, 2017

4.22	Rand 500,000,000 Revolving Credit Facility Agreement between The Standard Bank of South Africa Limited, GFI Joint Venture Holdings Proprietary Limited, Gold Fields Operations Limited and the Original Guarantors (listed in Schedule 1), dated March 27, 2017

8.1	Amended list of subsidiaries of the registrant

12.1	Certification of Chief Executive Officer

12.2	Certification of Chief Financial Officer

13.1	Certification of Chief Executive Officer

13.2	Certification of Chief Financial Officer

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GOLD FIELDS LIMITED

/s/ Nicholas J. Holland
Name: Nicholas J. Holland
Title: Chief Executive Officer
Date: April 5, 2017

Report of the Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Gold Fields Limited

We have audited the accompanying consolidated statements of financial position of Gold Fields Limited (“the Company”) and subsidiaries as of December 31, 2016 and 2015, and the related consolidated income statements, and statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2016. We also have audited the Company’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Report on Internal Control over Financial Reporting” appearing in Item 15 of the Company’s 2016 Annual Report on Form 20-F. Our responsibility is to express an opinion on these consolidated financial statements, and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gold Fields Limited and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ KPMG Inc.

Johannesburg, South Africa

April 5, 2017

Accounting policies to the consolidated financial statements

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, except for the adoption of new and revised standards and interpretations.

Gold Fields Limited (the “Company” or “Gold Fields”) is a company domiciled in South Africa. The registration number of the Company is 1968/004880/06. The address of the Company is 150 Helen Road, Sandton, Johannesburg. The consolidated financial statements of the Company as at 31 December 2016 and 2015 and for each of the years in the three-year period ended 31 December 2016 comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”) as well as the Group’s share of the assets, liabilities, income and expenses of joint operations and the Group’s interest in associates and joint ventures. The Group is primarily involved in gold mining.

1.	BASIS OF PREPARATION

The financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“the Board”), the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council, as well as the requirements of the South African Companies Act. The consolidated financial statements have been prepared under the historical cost convention, as modified by available-for-sale financial assets, and financial assets and liabilities (including derivative instruments), which have been brought to account at fair value through profit or loss or through the fair value adjustment reserve in the statement of comprehensive income.

The consolidated financial statements were authorised for issue by the Board of Directors on 20 March 2017.

Standards, interpretations and amendments to published standards effective for the year ended 31 December 2016

During the financial year, the following new and revised accounting standards, amendments to standards and new interpretations were adopted by the Group:

Standard(s) Amendment(s) Interpretation(s)	Nature of the Change	Salient features of the changes	Impact on financial position or performance
IAS 1 Presentation of Financial Statements	Amendment	• The amendments issued clarifies materiality and aggregation, the presentation of subtotals, the structure of financial statements and the disclosure of accounting policies.	No impact

IAS 16 Property, Plant and Equipment and IAS 38 Intangible assets	Amendment

•  The amendments to IAS 38 Intangible Assets introduce a rebuttable presumption that the use of revenue-based amortisation methods for intangible assets is inappropriate; and

•  The amendments to IAS 16 Property, Plant and Equipment explicitly state that revenue-based methods of depreciation cannot be used for property, plant and equipment.

No impact

Accounting policies to the consolidated financial statements (continued)

1.	BASIS OF PREPARATION (continued)

Standard(s) Amendment(s) Interpretation(s)	Nature of the Change	Salient features of the changes	Impact on financial position or performance
IFRS 11 Joint Operations	Amendment	• The amendments require business combination accounting to be applied to acquisitions of interests in a joint operation that constitute a business.	No impact

Various IFRS	Amendment	• Annual improvements project (2012 to 2014) is a collection of amendments to IFRS and are the result of conclusions reached by the Board on proposals made at its annual improvements project.	No impact

Standards, interpretations and amendments to published standards which are not yet effective

Certain new standards, amendments and interpretations to existing standards have been published that apply to the Group’s accounting periods beginning on 1 January 2017 or later periods but have not been early adopted by the Group.

These standards, amendments and interpretations are:

Standard(s) Amendment(s) Interpretation(s)	Nature of the change	Salient features of the changes	Effective Date*
IAS 7 Statement of cash flows	Amendment

•  The amendments require disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flow and non-cash changes.

Management does not expect the standard to have a material impact on the Group.

1 January 2017

IAS 12 Income taxes	Amendment

•  The amendments provide additional guidance on the existence of deductible temporary differences; and

•  The amendments also provide additional guidance on the methods used to calculate future taxable profit to establish whether a deferred tax asset can be recognised.

Management does not expect the standard to have a material impact on the Group.

1 January 2017

IFRS 2 Share-based payments	Amendment	• The amendments cover three accounting areas: - Measurement of cash-settled share-based payments; - Classification of share-based payments settled net of tax withholdings; and	1 January 2018

Accounting policies to the consolidated financial statements (continued)

1.	BASIS OF PREPARATION (continued)

Standard(s) Amendment(s) Interpretation(s)	Nature of the change	Salient features of the changes	Effective Date*
- Accounting for a modification of a share-based payment from cash-settled to equity-settled. Management does not expect the standard to have a material impact on the Group.

IFRS 9 Financial Instruments	New Standard

•  This IFRS is part of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement;

•  Addresses classification and measurement of financial assets and replaces the multiple classification and measurement models in IAS 39 with a single model that has only three classification categories: amortised cost, fair value through other comprehensive income and fair value through profit or loss;

•  The classification and measurement of financial liabilities are the same as per IAS 39 barring two aspects;

•  Adds the requirements related to the classification and measurement of financial liabilities, and derecognition of financial assets and liabilities to the version issued in November 2009; and

•  Includes those paragraphs of IAS 39 dealing with how to measure fair value and accounting for derivatives embedded in a contract that contains a host that is not a financial asset, as well as the requirements of IFRIC 9 Reassessment of Embedded Derivatives.

Management is in the process of reviewing the requirements of the standard in order to assess the impact of the standard on the Group.

1 January 2018

IFRS 15 Revenue from contracts with customers	New Standard

•  Provides a framework that replaces existing revenue recognition guidance in IFRS;

•  The standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time; and

1 January 2018

Accounting policies to the consolidated financial statements (continued)

1.	BASIS OF PREPARATION (continued)

Standard(s) Amendment(s) Interpretation(s)	Nature of the change	Salient features of the changes	Effective Date*

•  The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognised.

Management is in the process of reviewing the requirements of the standard in order to assess the impact of the standard on the Group.

IFRS 16 Leases	New Standard

•  This IFRS sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, ie the customer (‘lessee’) and the supplier (‘lessor’);

•  IFRS 16 replaces the previous leases standard, IAS 17 Leases, and related Interpretations; and

•  IFRS 16 has one model for lessees which will result in almost all leases being included on the statement of financial position. No significant changes have been included for lessors.

Management is in the process of reviewing the requirements of the standard in order to assess the impact of the standard on the Group.

1 January 2019

*	Effective date refers to annual period beginning on or after said date.

Significant accounting judgements and estimates

Use of estimates: The preparation of the financial statements in conformity with IFRS requires the Group’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases actuarial techniques. Actual results could differ from those estimates.

The more significant areas requiring the use of management estimates and assumptions relate to mineral reserves that are the basis of future cash flow estimates and unit-of-production depreciation and amortisation calculations, provision for environmental rehabilitation costs, estimates of recoverable gold and other materials in heap leach and stockpiles inventories, asset impairments, write-downs of inventory to net realisable value, income taxes, production start date, contingencies and business combinations.

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Accounting policies to the consolidated financial statements (continued)

1.	BASIS OF PREPARATION (continued)

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the financial year are discussed below.

Mineral reserves estimates

Mineral reserves are estimates of the amount of product that can be economically and legally extracted from the Group’s properties. In order to calculate the reserves, estimates and assumptions are required about a range of geological, technical and economic factors, including but not limited to quantities, grades, production techniques, recovery rates, production costs, capital expenditure, transport costs, commodity demand, commodity prices and exchange rates.

Estimating the quantity and grade of the mineral reserves requires the size, shape and depth of orebodies to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgements and calculations to interpret the data.

The Group is required to determine and report on the mineral reserves in accordance with the South African Mineral Resource Committee (“SAMREC”) code.

Estimates of mineral reserves may change from year to year due to the change in economic assumptions used to estimate ore reserves and due to additional geological data becoming available during the course of operations. Changes in reported proven and probable reserves may affect the Group’s financial results and position in a number of ways, including the following:

•	Asset carrying values may be affected due to changes in estimated cash flows or timing thereof;

•	Depreciation and amortisation charges to profit or loss may change as these are calculated on the units-of-production method, or where the useful economic lives of assets change;

•	Provision for environmental rehabilitation costs change where changes in ore reserves affect expectations about the timing or cost of these activities; and

•	The carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

Carrying value of property, plant and equipment and goodwill

All mining assets are amortised using the units-of-production method where the mine operating plan calls for production from proved and probable mineral reserves.

Mobile and other equipment are depreciated over the shorter of the estimated useful life of the asset or the estimate of mine life based on proved and probable mineral reserves.

The calculation of the units-of-production rate of amortisation could be impacted to the extent that actual production in the future is different from current forecast production based on proved and probable mineral reserves. This would generally result from the extent that there are significant changes in any of the factors or assumptions used in estimating mineral reserves. These factors could include:

•	Changes in proved and probable mineral reserves;

•	Differences between actual commodity prices and commodity price assumptions;

•	Unforeseen operational issues at mine sites;

•	Changes in capital, operating, mining, processing and reclamation costs, discount rates and foreign exchange rates; and

•	Changes in mineral reserves could similarly impact the useful lives of assets depreciated on a straight-line basis, where those lives are limited to the life of the mine.

Accounting policies to the consolidated financial statements (continued)

1.	BASIS OF PREPARATION (continued)

The Group reviews and tests the carrying value of long-lived assets annually or when events or changes in circumstances suggest that the carrying amount may not be recoverable by comparing the recoverable amounts to these carrying values. In addition, goodwill is tested for impairment on an annual basis. Assets are grouped at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets and liabilities. If there are indications that impairment may have occurred, estimates are prepared of recoverable amounts of each group of assets. The recoverable amounts of cash-generating units (“CGU”) and individual assets have been determined based on the higher of value-in-use and fair value less cost of disposal (“FVLCOD”) calculations. Expected future cash flows used to determine the value in use or FVLCOD of property, plant and equipment and goodwill are inherently uncertain and could materially change over time. They are significantly affected by a number of factors including reserves and production estimates, together with economic factors such as the gold and copper prices, discount rates, foreign currency exchange rates, resource valuations (determined based on comparable market transactions), estimates of costs to produce reserves and future capital expenditure.

An individual operating mine does not have an indefinite life because of the finite life of its reserves. The allocation of goodwill to an individual mine will result in an eventual goodwill impairment due to the wasting nature of the mine. In accordance with the provisions of IAS 36 Impairment of Assets, the Group performs its annual impairment review of goodwill at each financial year-end.

The Group generally used FVLCOD to determine the recoverable amount of each CGU.

Significant assumptions used in the Group’s impairment assessments (FVLCOD calculations) include:

	2016	2015
US$ Gold price per ounce - year 1	US$1,100	US$1,100
US$ Gold price per ounce - year 2	US$1,200	US$1,200
US$ Gold price per ounce - year 3 onwards	US$1,300	US$1,300
Rand Gold price per kilogramme - year 1	R500,000	R500,000
Rand Gold price per kilogramme - year 2	R550,000	R500,000
Rand Gold price per kilogramme - year 3 onwards	R600,000	R500,000
A$ Gold price per ounce - year 1	A$1,500	A$1,500
A$ Gold price per ounce - year 2	A$1,600	A$1,500
A$ Gold price per ounce - year 3 onwards	A$1,700	A$1,550
US$ Copper price per tonne - year 1	US$5,512	US$4,410
US$ Copper price per tonne - year 2	US$5,512	US$5,950
US$ Copper price per tonne - year 3 onwards	US$6,171	US$6,610
Resource value per ounce (used to calculate the value beyond proved and probable mineral reserves)	US$60	US$69
Discount rates
• South Africa - nominal	13.5%	14.5%
• Ghana - real	9.7%	9.6%
• Peru - real	4.8%	5.6%
• Australia - real	3.8%	4.1%
• Inflation rate - South Africa	5.5%	5.4%
Long-term exchange rates
• ZAR/US$ - year 1	14.14	14.14
• ZAR/US$ - year 2	14.26	12.96
• ZAR/US$ - year 3 onwards	14.36	11.96
• A$/US$ - year 1	0.73	0.73
• A$/US$ - year 2	0.75	0.80
• A$/US$ - year 3 onwards	0.76	0.84

Accounting policies to the consolidated financial statements (continued)

1.	BASIS OF PREPARATION (continued)

Following the Group’s impairment assessment, an impairment of US$66.4 million was recognised at Cerro Corona (refer note 6). There was no goodwill impairment at 31 December 2016 (refer note 14).

The FVLCOD calculations are very sensitive to the gold price assumptions and an increase or decrease in the gold price could materially change the FVLCOD.

Should there be a significant decrease in the gold price, the Group would take actions to assess the implications on the life-of-mine plans, including the determination of reserves and resources and the appropriate cost structure for the CGU’s.

The carrying amount of property, plant and equipment at 31 December 2016 was US$4,547.8 million (2015: US$4,312.4 million). The carrying value of goodwill at 31 December 2016 was US$317.8 million (2015: US$295.3 million).

Production start date

The Group assesses the stage of each mine construction project to determine when a mine moves into the production stage. The criteria used to assess the start date are determined based on the unique nature of each mine construction project. The Group considers various relevant criteria to assess when the mine is substantially complete, ready for its intended use and moves into the production stage. Some of the criteria would include, but are not limited to the following:

•	the level of capital expenditure compared to the construction cost estimates;

•	ability to produce metal in saleable form (within specifications); and

•	ability to sustain commercial levels of production of metal.

When a mine construction project moves into the production stage, the capitalisation of certain mine construction costs ceases and costs are either regarded as inventory or expensed, except for capitalisable costs related to mining asset additions or improvements, underground mine development, deferred stripping activities or ore reserve development.

Income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the liability for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

The Group recognises the net future tax benefit related to deferred income tax assets to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future. Assessing the recoverability of deferred income tax assets requires the Group to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Group to realise the net deferred tax assets recorded at the reporting date could be impacted.

Additionally, future changes in tax laws in the jurisdictions in which the Group operates could limit the ability of the Group to obtain tax deductions in future periods.

Accounting policies to the consolidated financial statements (continued)

1.	BASIS OF PREPARATION (continued)

Carrying values at 31 December 2016:

•	Deferred taxation liability: US$465.5 million (2015: US$487.3 million)

•	Deferred taxation asset: US$48.7 million (2015: US$54.1 million)

•	Taxation payable: US$107.9 million (2015: US$59.3 million)

Refer note 9 for detail of unrecognised deferred tax assets.

Provision for environmental rehabilitation costs

The Group’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The Group recognises management’s best estimate for provision of environmental rehabilitation costs in the period in which they are incurred. Actual costs incurred in future periods could differ materially from the estimates. Additionally, future changes to environmental laws and regulations, life of mine estimates and discount rates could affect the carrying amount of this provision.

Refer note 25.1 of the consolidated financial statements for details of key assumptions used to estimate the provision.

The carrying amounts of the provision for environmental rehabilitation costs at 31 December 2016 was US$283.1 million (2015: US$275.4 million).

Stockpiles, gold in process and product inventories

Costs that are incurred in or benefit the productive process are accumulated as stockpiles, gold in process, ore on leach pads and product inventories. Net realisable value tests are performed at least annually and represent the estimated future sales price of the product based on prevailing spot metals prices at the reporting date, less estimated costs to complete production and bring the product to sale. If any inventories are expected to be realised in the long-term horizon, estimated future sales prices are used for valuation purposes.

Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained gold ounces based on assay data, and the estimated recovery percentage based on the expected processing method. Stockpile tonnages are verified by periodic surveys.

Although the quantities of recoverable metal are reconciled by comparing the grades of ore to the quantities of metals actually recovered (metallurgical balancing), the nature of the process inherently limits the ability to precisely monitor the recoverability levels. As a result, the metallurgical balancing process is constantly monitored and engineering estimates are refined based on actual results over time.

Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write downs to net realisable value are accounted for on a prospective basis.

The carrying amount of total gold-in-process and stockpiles (non-current and current) at 31 December 2016 was US$234.3 million (2015: US$189.7 million).

Contingencies

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events. Such contingencies include, but are not limited to environmental obligations, litigation, regulatory proceedings, tax matters and losses resulting from other events and developments.

Accounting policies to the consolidated financial statements (continued)

1.	BASIS OF PREPARATION (continued)

When a loss is considered probable and reasonably estimable, a liability is recorded in the amount of the best estimate for the ultimate loss. The likelihood of a loss with respect to a contingency can be difficult to predict and determining a meaningful estimate of the loss or a range of losses may not always be practicable based on the information available at the time and the potential effect of future events and decisions by third parties that will determine the ultimate resolution of the contingency. It is not uncommon for such matters to be resolved over many years, during which time relevant developments and new information is continuously evaluated to determine both the likelihood of any potential loss and whether it is possible to reasonably estimate a range of possible losses. When a loss is probable but a reasonable estimate cannot be made, disclosure is provided.

Business combinations

Determination of whether a set of assets acquired and liabilities assumed constitute the acquisition of a business or asset may require the Group to make certain judgements as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business as defined in IFRS 3 Business Combinations. Based on an assessment of the relevant facts and circumstances, the Group concluded that the acquisition of the Gruyere Gold Project (refer note 15.2 for details of the acquisition) did not meet the criteria for accounting as a business combination and the transaction has been accounted for as an acquisition of an asset.

2.	CONSOLIDATION

2.1	Business combinations

The acquisition method of accounting is used to account for business combinations by the Group. The consideration transferred for the acquisition of a business is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred, other than those associated with the issue of debt or equity securities. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Group recognises any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. Subsequently, the carrying amount of non-controlling interest is the amount of the interest at initial recognition plus the non-controlling interest’s share of the subsequent changes in equity.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognised directly in profit or loss.

If a transaction does not meet the definition of a business under IFRS, the transaction is recorded as an asset acquisition. Accordingly, the identifiable assets acquired and liabilities assumed are measured at the fair value of the consideration paid, based on their relative fair values at the acquisition date. Acquisition-related costs are included in the consideration paid and capitalised. Any contingent consideration payable that is dependent on the purchaser’s future activity is not included in the consideration paid until the activity requiring the payment is performed. Any resulting future amounts payable are recognised in profit or loss when incurred. No goodwill and no deferred tax asset or liability arising from the assets acquired and liabilities assumed are recognised upon the acquisition of assets.

Accounting policies to the consolidated financial statements (continued)

2.	CONSOLIDATION (continued)

2.2	Subsidiaries

Subsidiaries are all entities controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the relevant activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group until the date on which control ceases.

Inter-company transactions, balances and unrealised gains and losses on transactions between Group companies are eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

2.3	Transactions with non-controlling interests

The Group treats transactions with non-controlling interests that do not result in loss of control as transactions with equity owners of the Group. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

2.4	Equity accounted investees

The Group’s interests in equity accounted investees comprise interests in associates and joint ventures.

Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies. Joint ventures are arrangements in which the Group has joint control, whereby the Group has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

Interests in associates and joint ventures are accounted for using the equity method. They are recognised initially at cost, which includes transaction costs. Subsequent to initial recognition, the consolidated financial statements include the Group’s share of the profit or loss and the other comprehensive income of equity accounted investees, until the date on which significant influence or joint control ceases.

Results of associates and joint ventures are equity accounted using the results of their most recent audited financial statements. Any losses from associates or joint ventures are brought to account in the consolidated financial statements until the interest in such associates or joint ventures is written down to zero. Thereafter, losses are accounted for only insofar as the Group is committed to providing financial support to such associates or joint ventures.

The carrying value of an investment in associate and joint ventures represents the cost of the investment, including goodwill, a share of the post-acquisition retained earnings and losses, any other movements in reserves and any accumulated impairment losses. The carrying value is assessed annually for existence of indicators of impairment and if such exist, the carrying amount is compared to the recoverable amount, being the higher of value in use or fair value less cost of disposal. If an impairment in value has occurred, it is recognised in the period in which the impairment arose.

2.5	Joint operations

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the use of assets and obligations for the liabilities of the arrangement. The Group accounts for activities under joint operations by recognising in relation to the joint operation, the assets it controls and the liabilities it incurs, the expenses it incurs and the revenue from the sale or use of its share of the joint operations output.

Accounting policies to the consolidated financial statements (continued)

3.	FOREIGN CURRENCIES

3.1	Functional and presentation currency

Items included in the financial statements of each of the Group entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in US Dollar.

3.2	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognised in profit or loss. Translation differences on available-for-sale equities are included in other comprehensive income.

3.3	Foreign operations

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

Assets and liabilities are translated at the exchange rate ruling at the reporting date (ZAR/US$: 14.03; US$/A$: 0.72 (2015: ZAR/US$: 15.10; US$/A$: 0.73)). Equity items are translated at historical rates. The income and expenses are translated at the average exchange rate for the year (ZAR/US$: 14.70; US$/A$: 0.75 (2015: ZAR/US$: 12.68; US$/A$: 0.75 and 2014: ZAR/US$: 10.82; US$/A$: 0.90)), unless this average was not a reasonable approximation of the rates prevailing on the transaction dates, in which case these items were translated at the rate prevailing on the date of the transaction. Exchange differences on translation are accounted for in other comprehensive income. These differences will be recognised in profit or loss upon realisation of the underlying operation.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations (ie the reporting entity’s interest in the net assets of that operation), and of borrowings and other currency instruments designated as hedges of such investments, are taken to other comprehensive income. When a foreign operation is sold, exchange differences that were recorded in other comprehensive income are recognised in profit or loss as part of the gain or loss on disposal. If the Group disposes of part of its interest in a subsidiary but retains control, then the relevant proportion of the cumulative amount is reattributed to non-controlling interest. When the Group disposes of only part of an associate or joint venture while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to profit or loss.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and are translated at each reporting date at the closing rate.

4.	PROPERTY, PLANT AND EQUIPMENT

4.1	Mine development and infrastructure

Mining assets, including mine development and infrastructure costs and mine plant facilities, are recorded at cost less accumulated depreciation and accumulated impairment losses.

Expenditure incurred to evaluate and develop new orebodies, to define mineralisation in existing orebodies and to establish or expand productive capacity, is capitalised until commercial levels of production are achieved, at which times the costs are amortised as set out below.

Accounting policies to the consolidated financial statements (continued)

4.	PROPERTY, PLANT AND EQUIPMENT (continued)

Development of orebodies includes the development of shaft systems and waste rock removal that allows access to reserves that are economically recoverable in the future. Subsequent to this, costs are capitalised if the criteria for recognition as an asset are met.

4.2	Borrowing costs

Borrowing costs incurred in respect of assets requiring a substantial period of time to prepare for their intended future use are capitalised to the date that the assets are substantially completed.

4.3	Mineral and surface rights

Mineral and surface rights are recorded at cost less accumulated amortisation and accumulated impairment losses. When there is little likelihood of a mineral right being exploited, or the fair value of mineral rights has diminished below cost, an impairment loss is recognised in profit or loss in the year that such determination is made.

4.4	Land

Land is shown at cost and is not depreciated.

4.5	Other assets

Non-mining assets are recorded at cost less accumulated depreciation and accumulated impairment losses. These assets include the assets of the mining operations not included in mine development and infrastructure, borrowing costs, mineral and surface rights and land and all the assets of the non-mining operations.

4.6	Amortisation and depreciation of mining assets

Amortisation and depreciation is determined to give a fair and systematic charge to profit or loss taking into account the nature of a particular ore body and the method of mining that ore body. To achieve this, the following calculation methods are used:

•

mining assets, including mine development and infrastructure costs, mine plant facilities and evaluation costs, are amortised over the life of the mine using the units-of-production method, based on estimated proved and probable ore reserves;

•	stripping activity assets are amortised on a units-of-production method, based on the estimated proved and probable ore reserves of the ore body to which the assets relate; and

•

where it is anticipated that the mine life will significantly exceed the proved and probable reserves, the mine life is estimated using a methodology that takes account of current exploration information to assess the likely recoverable gold from a particular area. Such estimates are adjusted for the level of confidence in the assessment and the probability of conversion to reserves. The probability of conversion is based on historical experience of similar mining and geological conditions.

Proved and probable ore reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in future from known mineral deposits.

Certain mining plant and equipment included in mine development and infrastructure is depreciated on a straight-line basis over the lesser of their estimated useful lives or life of mine.

Accounting policies to the consolidated financial statements (continued)

4.	PROPERTY, PLANT AND EQUIPMENT (continued)

4.7	Depreciation of non-mining assets

Non-mining assets are recorded at cost and depreciated on a straight-line basis over their current expected useful lives to their residual values as follows:

•	Vehicles – 20%

•	Computers – 33.3%

•	Furniture and equipment – 10%

The assets’ useful lives, depreciation methods and residual values are reassessed at each reporting date and adjusted if appropriate.

4.8	Mining exploration

Expenditure on advances solely for exploration activities is charged against profit or loss until the viability of the mining venture has been proven. Expenditure incurred on exploration “farm-in” projects is written off until an ownership interest has vested. Exploration expenditure to define mineralisation at existing ore bodies is considered mine development costs and is capitalised until commercial levels of production are achieved.

Exploration activities at certain of the Group’s non-South African operations are broken down into defined areas within the mining lease boundaries. These areas are generally defined by structural and geological continuity. Exploration costs in these areas are capitalised to the extent that specific exploration programmes have yielded targets and/or results that warrant further exploration in future years.

4.9	Impairment

Recoverability of the carrying values of long-term assets or cash-generating units of the Group are reviewed annually or whenever events or changes in circumstances indicate that such carrying value may not be recoverable. To determine whether a long-term asset or cash-generating unit may be impaired, the higher of “value in use” (defined as: “the present value of future cash flows expected to be derived from an asset or cash-generating unit”) or “fair value less costs of disposal” (defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date”) is compared to the carrying value of the asset/ CGU. Impairment losses are recognised in profit or loss.

A cash-generating unit is defined by the Group as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Generally for the Group this represents an individual operating mine, including mines which are part of a larger mine complex. The costs attributable to individual shafts of a mine are impaired if the shaft is closed.

Exploration targets in respect of which costs have been capitalised at certain of the Group’s international operations are evaluated on an annual basis to ensure that these targets continue to support capitalisation of the underlying costs. Those that do not are impaired.

When any infrastructure is closed down during the year, any carrying value attributable to that infrastructure is impaired.

4.10	Gain or loss on disposal of property, plant and equipment

Any gain or loss on disposal of property, plant and equipment (calculated as the net proceeds from disposal less the carrying amount of the item) is recognised in profit or loss.

Accounting policies to the consolidated financial statements (continued)

4.	PROPERTY, PLANT AND EQUIPMENT (continued)

4.11	Leases

At the inception of an arrangement, the Group determines whether the arrangement contains a lease. Leases that transfer to the Group substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases and are not recognised in the statement of financial position.

Operating lease costs are charged against profit or loss on a straight-line basis over the period of the lease.

4.12	Deferred stripping

Production stripping costs in a surface mine are capitalised to property, plant and equipment if, and only if, all of the following criteria are met:

•	It is probable that the future economic benefit associated with the stripping activity will flow to the entity;

•	The entity can identify the component of the ore body for which access has been improved; and

•	The costs relating to the stripping activity associated with that component can be measured.

If the above criteria are not met, the stripping costs are recognised directly in profit or loss.

The Group initially measures the stripping activity asset at cost, this being the accumulation of costs directly incurred to perform the stripping activity that improves access to the identified component of ore.

After initial recognition, the stripping activity asset is carried at cost less accumulated amortisation and accumulated impairment losses.

5.	GOODWILL

Goodwill is stated at cost less accumulated impairment losses. Goodwill on acquisition of equity accounted investees is tested for impairment as part of the carrying amount of the investment in associate or joint venture whenever there is any objective evidence that the investment may be impaired. Goodwill on acquisition of a subsidiary is assessed annually or whenever there are impairment indicators to establish whether there is any indication of impairment to goodwill. A write-down is made if the carrying amount exceeds the recoverable amount. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill allocated to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

6.	TAXATION

Income tax comprises current and deferred tax. Current tax and deferred tax is recognised in profit or loss except to the extent that it relates to a business combination, or items recognised directly in equity or in other comprehensive income.

Current tax is measured on taxable income at the applicable statutory rate substantively enacted at the reporting date.

Deferred taxation is provided on temporary differences existing at each reporting date between the tax values of assets and liabilities and their carrying amounts. Substantively enacted tax rates are used to determine future anticipated effective tax rates which in turn are used in the determination of deferred taxation.

Accounting policies to the consolidated financial statements (continued)

6.	TAXATION (continued)

The measurement of deferred tax reflects the tax consequences that would follow the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

These temporary differences are expected to result in taxable or deductible amounts in determining taxable profits for future periods when the carrying amount of the asset is recovered or the liability is settled.

Deferred tax liabilities are generally recognised for all taxable temporary differences. Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and equity accounted investees except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future.

Deferred tax assets relating to the carry forward of unutilised tax losses and/or deductible temporary differences are recognised to the extent it is probable that future taxable profit will be available against which the unutilised tax losses and/or deductible temporary differences can be recovered. Deferred tax assets are reviewed at each reporting date and are adjusted if recovery is no longer probable.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realised simultaneously.

No provision is made for any potential taxation liability on the distribution of retained earnings by Group companies as it is probable that the related taxable temporary differences will not reverse in the foreseeable future.

7.	INVENTORIES

Inventories are valued at the lower of cost and net realisable value. Gold on hand represents production on hand after the smelting process. Due to the different nature of the Group’s non-South African operations, gold-in-process for such operations represents either production in broken ore form, gold in circuit or production from the time of placement on heap leach pads.

Cost is determined on the following basis:

•	Gold on hand and gold-in-process is valued using weighted average cost. Cost includes production, amortisation and related administration costs;

•

Heap leach and stockpiles inventories are valued using weighted average cost. Cost includes production, amortisation and related administration costs. The cost of materials on the heap leach and stockpiles from which metals are expected to be recovered in a period longer than 12 months is classified as non-current assets; and

•	Consumable stores are valued at weighted average cost, after appropriate provision for redundant and slow-moving items.

Net realisable value is determined with reference to relevant market prices or the estimated future sales price of the product if it is expected to be realised in the long term.

8.	FINANCIAL INSTRUMENTS

8.1	Non-derivative financial assets and liabilities

The Group classifies non-derivative financial assets into the following categories: financial assets at fair value through profit or loss, held-to-maturity financial assets, loans and receivables and available-for-sale financial assets.

Accounting policies to the consolidated financial statements (continued)

8.	FINANCIAL INSTRUMENTS (continued)

8.1	Non-derivative financial assets and liabilities (continued)

The Group classifies non-derivative financial liabilities into the other financial liabilities category.

The Group initially recognises loans and receivables on the date they are originated. All other financial assets (including assets designated at fair value through profit or loss) are recognised initially on trade date, which is the date that the Group becomes a party to the contractual provisions of the instrument. The Group derecognises a financial asset when the contractual rights to the cash flows in a transaction in which substantially all the risks and rewards of the ownership of the financial asset are transferred. The Group derecognises a financial liability when its contractual obligations are discharged, cancelled or expire. Any interest in such transferred financial asset that is created or retained by the Group is recognised as a separate asset or liability. The particular recognition and measurement methods adopted are disclosed in the individual policy statements associated with each item.

A financial asset not classified as fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset and the loss event(s) had an impact on the estimated future cash flows of that asset that can be estimated reliably. Objective evidence that financial assets are impaired includes default or delinquency by a debtor, indications that a debtor will enter bankruptcy, economic conditions that correlate with defaults or the disappearance of an active market for a security.

An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognised in profit or loss and reflected in an allowance against loans and receivables. When an event occurring after the impairment loss was recognised causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss. A significant decline in the fair value of an available-for-sale financial asset below its cost is objective evidence of impairment. Impairment losses on available-for-sale financial assets are recognised by reclassifying the losses accumulated in the fair value adjustment reserve in other comprehensive income to profit or loss. Impairment losses charged to the income statement on available-for-sale financial assets are not reversed.

Financial assets and financial liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends to settle them on a net basis or to realise the asset and settle the liability simultaneously.

8.1.1	Investments

Investments comprise (1) investments in listed companies which are classified as available-for-sale and are accounted for at fair value, with unrealised gains and losses subsequent to initial recognition recognised in other comprehensive income and included in other reserves, and released to profit or loss when the investments are sold or impaired; and (2) investments in unlisted companies which are accounted for at cost and adjusted for impairment where appropriate.

Purchases and sales of investments are recognised on the trade date, which is the date that the Group commits to purchase or sell the asset. Cost of purchase includes transaction costs. The fair value of listed investments is based on quoted bid prices.

On disposal or impairment of available-for-sale financial assets, cumulative unrealised gains and losses previously recognised in other comprehensive income are included in determining the profit or loss on disposal, or impairment charge relating to, that financial asset, respectively, which is recognised in profit or loss.

Accounting policies to the consolidated financial statements (continued)

8.	FINANCIAL INSTRUMENTS (continued)

8.1	Non-derivative financial assets and liabilities (continued)

8.1.2	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits and short-term, highly liquid investments readily convertible to known amounts of cash and subject to insignificant risk of changes in value and are measured at amortised cost which is deemed to be fair value as they have a short-term maturity (less than 12 months).

Bank overdrafts are included within current liabilities in the statement of financial position and within cash and cash equivalents in the statement of cash flows.

8.1.3	Trade receivables

Trade receivables are initially recognised at fair value and subsequently carried at amortised cost less allowance for impairment, except for trade receivables from provisional copper and gold concentrate sales. Estimates made for impairment are based on a review of all outstanding amounts at year-end. Irrecoverable amounts are written off during the year in which they are identified.

The trade receivables from provisional copper and gold concentrate sales are marked-to-market at the end of each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included as a component of revenue.

8.1.4	Trade payables

Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

8.1.5	Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred, where applicable and subsequently measured at amortised cost using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date.

Interest payable on borrowings is recognised in profit or loss over the term of the borrowings using the effective interest method.

Finance expense comprises interest on borrowings and environmental rehabilitation liability offset by interest capitalised on qualifying assets.

Cash flows from interest paid are classified under operating activities in the statement of cash flows.

8.2	Derivative financial instruments

The Group’s general policy with regards to its exposure to the dollar gold price is to remain unhedged. The Group may from time to time establish currency and/or interest rate and/or commodity financial instruments to protect underlying cash flows.

On the date a derivative contract is entered into, the Group designates the derivative as (1) a hedge of the fair value of a recognised asset or liability (fair value hedge), (2) a hedge of a forecast transaction or a firm commitment (cash flow hedge), (3) a hedge of a net investment in a foreign entity, or (4) should the derivative not fall into one of the three categories above it is not regarded as a hedge.

Accounting policies to the consolidated financial statements (continued)

8.	FINANCIAL INSTRUMENTS (continued)

8.2	Derivative financial instruments (continued)

Derivative financial instruments are initially recognised in the statement of financial position at fair value and subsequently remeasured at their fair value, unless they meet the criteria for the normal purchases normal sales exemption.

Provided the Group’s derivative transactions do not qualify for hedge accounting, changes in the fair value of such derivatives are recognised immediately in profit or loss.

8.3	Embedded derivatives

The Group assesses whether an embedded derivative is required to be separated from a host contract and accounted for as a derivative when the Group first becomes a party to a contract.

Embedded derivatives are separated from the host contract and accounted for separately if:

•	the economic characteristics and risks of the host contract and the embedded derivative are not closely related;

•	a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and

•	the combined instrument is not measured at fair value through profit or loss.

Subsequent reassessment is not performed unless there is a change in the terms of the contract that significantly modifies the cash flows.

9.	NON-CURRENT ASSETS HELD FOR SALE

Non-current assets (or disposal groups) comprising assets and liabilities, are classified as held for sale or held for distribution if it is highly probable they will be recovered primarily through sale or distribution rather than through continuing use. These assets may be a component of an entity, a disposal group or an individual non-current asset.

Non-current assets held for sale or distribution are stated at the lower of carrying amount and fair value less cost of disposal. Impairment losses on initial classification as held for sale and subsequent gains or losses on remeasurement are recognised in profit or loss. Once classified as held for sale or distribution, property, plant and equipment is no longer amortised or depreciated.

10.	PROVISIONS

Provisions are recognised when the Group has a present legal or constructive obligation resulting from past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

11.	PROVISION FOR ENVIRONMENTAL REHABILITATION COSTS

Long-term provisions for environmental rehabilitation costs are based on the Group’s environmental management plans, in compliance with applicable environmental and regulatory requirements.

Rehabilitation work can include facility decommissioning and dismantling, removal or treatment of waste materials, site and land rehabilitation, including compliance with and monitoring of environmental regulations, security and other site-related costs required to perform the rehabilitation work and operations of equipment designed to reduce or eliminate environmental effects.

Accounting policies to the consolidated financial statements (continued)

11.	PROVISION FOR ENVIRONMENTAL REHABILITATION COSTS (continued)

Full provision is made based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the reporting date. The unwinding of the obligation is accounted for in profit or loss.

The estimated costs of rehabilitation are reviewed annually and adjusted as appropriate for changes in legislation, technology or other circumstances. Cost estimates are not reduced by the potential proceeds from the sale of assets or from plant clean up at closure.

Changes in estimates are capitalised or reversed against the relevant asset, except where a reduction in the provision is greater than the remaining net book value of the related asset, in which case the value is reduced to nil and the remaining adjustment is recognised in profit or loss. In the case of closed sites, changes in estimates and assumptions are recognised in profit or loss. Estimates are discounted at the risk-free rate in the jurisdiction of the obligation.

Increases due to additional environmental disturbances are capitalised and amortised over the remaining lives of the mines. These increases are accounted for on a net present value basis.

For the South African and Ghanaian operations, annual contributions are made to a dedicated rehabilitation trust fund to fund the estimated cost of rehabilitation during and at the end of the life of mine. The amounts contributed to these trust funds are included under non-current assets. Interest earned on monies paid to rehabilitation trust funds is accrued on a time proportion basis and is recorded as interest income. This trust is consolidated for Group purposes.

In respect of the South African operation and all non-South African operations, bank and other guarantees are also provided for funding of the environmental rehabilitation obligations.

12.	EMPLOYEE BENEFITS

12.1	Short-term employee benefits

Short-term employee benefits are expensed as the related service is provided. A liability is recognised for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

12.2	Pension and provident funds

The Group operates a defined contribution retirement plan and contributes to a number of industry-based defined contribution retirement plans. The retirement plans are funded by payments from employees and Group companies.

Contributions to defined contribution funds are recognised as an employee benefit expense in profit or loss in the periods during which related services are rendered by employees.

12.3	Share-based payments

The Group operates a number of equity-settled compensation plans. The fair value of the equity-settled instruments is measured by reference to the fair value of the equity instrument granted which in turn is determined using the modified Black Scholes and Monte Carlo simulation models on the date of grant.

Fair value is based on market prices of the equity-settled instruments granted, if available, taking into account the terms and conditions upon which those equity-settled instruments were granted. Fair value of equity-settled instruments granted is estimated using appropriate valuation models and appropriate

Accounting policies to the consolidated financial statements (continued)

12.	EMPLOYEE BENEFITS (continued)

12.3	Share-based payments (continued)

assumptions at grant date. Non-market vesting conditions (service period prior to vesting) are not taken into account when estimating the fair value of the equity-settled instruments at grant date. Market conditions are taken into account in determining the fair value at grant date.

The fair value of the equity-settled instruments is recognised as an employee benefit expense over the vesting period based on the Group’s estimate of the number of instruments that will eventually vest, with a corresponding increase in equity. Vesting assumptions for non-market conditions are reviewed at each reporting date to ensure they reflect current expectations.

Where the terms of an equity-settled award are modified, the originally determined expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the participant as measured at the date of the modification.

12.4	Long-term incentive plan

The Group operates a long-term incentive plan.

The Group’s net obligation in respect of the long-term incentive plan is the amount of future benefit that employees have earned in return for their services in the current and prior periods. That benefit is estimated using appropriate assumptions and is discounted to determine its present value at each reporting date. Re-measurements are recognised in profit or loss in the period in which they arise.

12.5	Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. Termination benefits are expensed at the earlier of the date the Group can no longer withdraw the offer of those benefits or the date the Group recognises costs for a restructuring. Benefits falling due more than 12 months after the reporting date are discounted to present value.

13.	SHARE CAPITAL

13.1	Ordinary share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognised as a deduction from equity, net of any tax effects.

13.2	Repurchase and reissue of share capital

When share capital recognised as equity is repurchased, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognised as a deduction from equity. Repurchased shares are classified as treasury shares and are deducted from equity. When treasury shares are sold or reissued subsequently, the amount received is recognised as an increase in equity, and the resulting surplus or deficit on the transaction is presented in share premium.

14.	REVENUE RECOGNITION

Revenue is recognised to the extent that it is probable that economic benefits will flow to the Group and the amount of revenue can be reliably measured. Revenue is stated at the fair value of the consideration received or receivable.

Accounting policies to the consolidated financial statements (continued)

14.	REVENUE RECOGNITION (continued)

Revenue arising from gold, copper and silver sales is recognised when the significant risks and rewards of ownership pass to the buyer. The price of gold, copper and silver is determined by market forces.

Copper and gold concentrate revenue is calculated, net of refining and treatment charges, on a best estimate basis on shipment date, using forward metal prices to the estimated final pricing date, adjusted for the specific terms of the agreements. Variations between the price recorded at the shipment date and the actual final price received are caused by changes in prevailing copper prices, and result in an embedded derivative in the trade receivable. The embedded derivative is marked-to-market each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included as a component of revenue.

15.	INVESTMENT INCOME

Investment income comprises interest income on funds invested and dividend income from listed and unlisted investments.

Investment income is recognised to the extent that it is probable that economic benefits will flow to the Group and the amount of investment income can be reliably measured. Investment income is stated at the fair value of the consideration received or receivable.

15.1	Dividends, which include capitalisation dividends, are recognised when the right to receive payment is established.

15.2	Interest income is recognised on a time proportion basis taking account of the principal outstanding and the effective rate over the period to maturity.

Cash flows from dividends and interest received are classified under operating activities in the statement of cash flows.

16.	DIVIDENDS DECLARED

Dividends and the related taxation thereon are recognised only when such dividends are declared.

Dividends withholding tax is a tax on shareholders receiving dividends and is applicable to all dividends paid. The Group withholds dividends tax on behalf of its shareholders at a rate of 15% on dividends paid before 22 February 2017 and 20% on dividends paid after this date. Amounts withheld are not recognised as part of the Group’s tax charge but rather as part of the dividend paid recognised directly in equity.

Cash flows from dividends paid are classified under operating activities in the statement of cash flows.

17.	EARNINGS PER SHARE

The Group presents basic and diluted earnings per share. Basic earnings per share is calculated based on the profit attributable to ordinary shareholders divided by the weighted average number of ordinary shares in issue during the period. Diluted earnings per share is determined by adjusting the profit attributable to ordinary shareholders, if applicable, and the weighted average number of ordinary shares in issue for ordinary shares that may be issued in the future.

18.	SEGMENTAL REPORTING

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker and is based on individual mining operations. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Executive Committee that makes strategic decisions.

Consolidated income statements

for the year ended 31 December

Figures in millions unless otherwise stated

		UNITED STATES DOLLAR
	Notes	2016	2015	2014
Revenue	1	2,749.5	2,545.4	2,868.8
Cost of sales	2	(2,066.7)	(2,066.1)	(2,334.4)

Net operating profit		682.8	479.3	534.4
Investment income	3	8.3	6.3	4.2
Finance expense	4	(78.3)	(82.9)	(99.2)
Gain/(loss) on financial instruments		14.4	(4.7)	(11.5)
Foreign exchange (loss)/gain		(6.4)	9.5	8.4
Other costs, net		(16.8)	(21.2)	(62.5)
Share-based payments	5	(14.4)	(10.9)	(26.0)
Long-term incentive plan	26	(11.0)	(5.3)	(8.7)
Exploration expense		(92.2)	(53.5)	(47.2)
Share of results of equity accounted investees after taxation	15	(2.3)	(5.7)	(2.4)
Restructuring costs		(11.7)	(9.3)	(42.0)
Impairment of investments and assets	6	(76.5)	(221.1)	(26.7)
Profit on disposal of investments		2.3	0.1	0.5
Profit on disposal of Chucapaca	32	—	—	4.6
Profit/(loss) on disposal of assets	15.1(b)	48.0	(0.1)	(1.3)

Profit before royalties and taxation	7	446.2	80.5	224.6
Royalties	8	(80.4)	(76.0)	(86.1)

Profit before taxation		365.8	4.5	138.5
Mining and income taxation	9	(192.1)	(247.1)	(118.1)

Profit/(loss) for the year		173.7	(242.6)	20.4

Profit/(loss) attributable to:
- Owners of the parent		162.8	(242.1)	12.8
- Non-controlling interest holders		10.9	(0.5)	7.6

		173.7	(242.6)	20.4

Earnings/(loss) per share attributable to owners of the parent:
Basic earnings/(loss) per share - cents	10.1	20	(31)	2
Diluted basic earnings/(loss) per share - cents	10.2	20	(31)	2

The accompanying notes form an integral part of these financial statements.

Consolidated statements of comprehensive income

for the year ended 31 December

Figures in millions unless otherwise stated

	UNITED STATES DOLLAR
	2016	2015	2014
Profit/(loss) for the year	173.7	(242.6)	20.4
Other comprehensive income, net of tax1, [2]	121.4	(636.6)	(320.1)
Marked-to-market valuation of listed investments	(8.3)	0.4	2.8
Reclassification of realised gain on disposal of listed investments	—	—	(1.8)
Foreign currency translation adjustments	129.7	(637.0)	(321.1)

Total comprehensive income for the year	295.1	(879.2)	(299.7)

Attributable to:
- Owners of the parent	284.2	(878.7)	(308.9)
- Non-controlling interest holders	10.9	(0.5)	9.2

	295.1	(879.2)	(299.7)

1	All items can be subsequently reclassified to the income statement.
2	Includes deferred tax of US$nil (2015: US$nil and 2014: US$nil).

The accompanying notes form an integral part of these financial statements.

Consolidated statements of financial position

at 31 December

Figures in millions unless otherwise stated

	UNITED STATES DOLLAR
	Notes	2016	2015
ASSETS
Non-current assets		5,282.0	4,969.6
Property, plant and equipment	13	4,547.8	4,312.4
Goodwill	14	317.8	295.3
Inventories	19	132.8	132.8
Equity-accounted investees	15.1	170.7	129.1
Investments	17	19.7	10.9
Environmental trust funds	18	44.5	35.0
Deferred taxation	23	48.7	54.1
Current assets		1,052.7	908.1
Inventories	19	329.4	298.2
Trade and other receivables	20	170.2	168.9
Cash and cash equivalents	21	526.7	440.0
Assets held for sale	12	26.4	1.0

Total assets		6,334.7	5,877.7

EQUITY AND LIABILITIES
Equity attributable to owners of the parent		3,067.0	2,656.1
Share capital	22	59.6	58.1
Share premium		3,562.9	3,412.9
Other reserves		(2,126.4)	(2,262.2)
Retained earnings		1,570.9	1,447.3
Non-controlling interest		122.6	111.9

Total equity		3,189.6	2,768.0
Non-current liabilities		2,285.7	2,545.6
Deferred taxation	23	465.5	487.3
Borrowings	24	1,504.9	1,761.6
Provisions	25	291.7	284.1
Long-term incentive plan	26	23.6	12.6
Current liabilities		859.4	564.1
Trade and other payables	27	543.3	427.6
Royalties payable	30	20.2	18.5
Taxation payable	31	107.9	59.3
Current portion of borrowings	24	188.0	58.7

Total equity and liabilities		6,334.7	5,877.7

The accompanying notes form an integral part of these financial statements.

Consolidated statements of changes in equity

for the year ended 31 December

Figures in millions unless otherwise stated

	UNITED STATES DOLLAR
	Number of ordinary shares in issue	Share capital and share premium	Accumulated other comprehensive income [1]	Other reserves [2]	Retained earnings	Equity attributable to owners of the parent	Non- controlling interest	Total equity
Balance at 31 December 2013	767,160,263	3,470.7	(1,445.1)	104.3	1,721.5	3,851.4	193.8	4,045.2

Profit for the year	—	—	—	—	12.8	12.8	7.6	20.4
Other comprehensive income	—	—	(321.7)	—	—	(321.7)	1.6	(320.1)

Total comprehensive income	—	—	(321.7)	—	12.8	(308.9)	9.2	(299.7)
Dividends declared	—	—	—	—	(29.8)	(29.8)	(10.7)	(40.5)
Share-based payments	—	—	—	26.0	—	26.0	—	26.0
Disposal of subsidiary (refer note 32)	—	—	—	—	—	—	(69.8)	(69.8)
Equity contributions from non-controlling interest holders	—	—	—	—	—	—	2.0	2.0
Exercise of employee share options	4,256,228	0.1	—	—	—	0.1	—	0.1

Balance at 31 December 2014	771,416,491	3,470.8	(1,766.8)	130.3	1,704.5	3,538.8	124.5	3,663.3

Loss for the year	—	—	—	—	(242.1)	(242.1)	(0.5)	(242.6)
Other comprehensive income	—	—	(636.6)	—	—	(636.6)	—	(636.6)

Total comprehensive income	—	—	(636.6)	—	(242.1)	(878.7)	(0.5)	(879.2)
Dividends declared	—	—	—	—	(15.1)	(15.1)	(12.1)	(27.2)
Share-based payments	—	—	—	10.9	—	10.9	—	10.9
Exercise of employee share options	5,177,671	0.2	—	—	—	0.2	—	0.2

Balance at 31 December 2015	776,594,162	3,471.0	(2,403.4)	141.2	1,447.3	2,656.1	111.9	2,768.0

Profit for the year	—	—	—	—	162.8	162.8	10.9	173.7
Other comprehensive income	—	—	121.4	—	—	121.4	—	121.4

Total comprehensive income	—	—	121.4	—	162.8	284.2	10.9	295.1
Dividends declared	—	—	—	—	(39.2)	(39.2)	(0.2)	(39.4)
Share-based payments	—	—	—	14.4	—	14.4	—	14.4
Shares issued[3]	38,857,913	151.5	—	—	—	151.5	—	151.5
Exercise of employee share options	5,154,870	—	—	—	—	—	—	—

Balance at 31 December 2016	820,606,945	3,622.5	(2,282.0)	155.6	1,570.9	3,067.0	122.6	3,189.6

(1)	Accumulated other comprehensive income mainly comprises foreign currency translation.
(2)	Other reserves include share-based payments and share of equity investee’s other comprehensive income. The aggregate of Accumulated other comprehensive income and Other reserves in the consolidated statement of changes in equity is disclosed in the Consolidated statement of financial position as other reserves.
(3)	During 2016, Gold Fields completed a US$151.5 million (R2.3 billion) accelerated equity raising by way of a private placement to institutional investors. A total number of 38,857,913 new Gold Fields shares were placed at a price of R59.50 per share which represented a 6% discount to the 30-day volume weighted average traded price, for the period 17 March 2016 and a 0.7% discount to the 50-day moving average.

The net proceeds from the placement was used to refinance the US$1,510 million term loan and revolving credit facilities. The new facilities amount to US$1,290 million. Refer note 24 for further details.

The accompanying notes form an integral part of these financial statements.

Consolidated statements of cash flows

for the year ended 31 December

Figures in millions unless otherwise stated

		UNITED STATES DOLLAR
	Notes	2016	2015	2014
Cash flows from operating activities		917.5	743.9	808.5
Cash generated by operations	28	1,270.1	1,005.4	1,061.3
Interest received		7.3	5.9	3.6
Dividends received		—	—	0.1
Change in working capital	29	(2.7)	43.6	83.7

Cash generated by operating activities		1,274.7	1,054.9	1,148.7
Interest paid		(81.7)	(86.8)	(103.8)
Royalties paid	30	(78.7)	(76.9)	(88.8)
Taxation paid	31	(156.1)	(118.4)	(105.3)

Net cash from operations		958.2	772.8	850.8
Dividends paid		(40.7)	(28.9)	(42.3)

- Owners of the parent		(39.2)	(15.1)	(29.8)
- Non-controlling interest holders		(0.2)	(12.1)	(10.6)
- South Deep BEE dividend		(1.3)	(1.7)	(1.9)

Cash flows from investing activities		(867.9)	(651.5)	(530.9)
Additions to property, plant and equipment		(649.9)	(634.1)	(608.9)
Proceeds on disposal of property, plant and equipment		2.3	3.1	4.9
Proceeds on disposal of Chucapaca	32	—	—	81.0
Purchase of Gruyere Gold project assets	15.2	(197.1)	—	—
Purchase of investments		(12.7)	(3.0)	(4.4)
Proceeds on disposal of investments		4.4	—	6.4
Environmental trust funds and rehabilitation payments		(14.9)	(17.5)	(9.9)

Cash flows from financing activities		37.0	(88.3)	(125.9)
Equity contributions from non-controlling interest holders		—	—	2.0
Shares issued		151.5	—	—
Loans raised		1,298.7	506.0	463.9
Loans repaid		(1,413.2)	(594.3)	(591.8)

Net cash generated		86.6	4.1	151.7
Effect of exchange rate fluctuation on cash held		0.1	(22.1)	(18.7)
Cash and cash equivalents at beginning of the year		440.0	458.0	325.0

Cash and cash equivalents at end of the year	21	526.7	440.0	458.0

The accompanying notes form an integral part of these financial statements.

Notes to the consolidated financial statements

for the year ended 31 December

Figures in millions unless otherwise stated

1.	REVENUE

	UNITED STATES DOLLAR
	2016	2015	2014
Revenue from mining operations	2,749.5	2,545.4	2,868.8

2.	COST OF SALES

	UNITED STATES DOLLAR
	2016	2015	2014
Salaries and wages	(409.5)	(389.6)	(448.1)
Consumable stores	(353.9)	(389.2)	(441.2)
Utilities	(175.1)	(167.9)	(199.2)
Mine contractors	(318.2)	(294.9)	(351.0)
Other	(176.3)	(189.7)	(245.4)

Operating costs	(1,433.0)	(1,431.3)	(1,684.9)
Gold inventory change	45.5	(24.9)	7.2

Operating costs including gold inventory change	(1,387.5)	(1,456.2)	(1,677.7)
Amortisation and depreciation	(679.2)	(609.9)	(656.7)

Total cost of sales	(2,066.7)	(2,066.1)	(2,334.4)

3.	INVESTMENT INCOME

	UNITED STATES DOLLAR
	2016	2015	2014
Dividends received	—	—	0.1
Interest received - environmental trust funds	1.0	0.4	0.5
Interest received - cash balances	7.3	5.9	3.6

Total investment income	8.3	6.3	4.2

4.	FINANCE EXPENSE

	UNITED STATES DOLLAR
	2016	2015	2014
Interest expense – environmental rehabilitation	(10.9)	(11.7)	(18.4)
Interest expense – borrowings	(82.5)	(87.8)	(105.0)
Borrowing costs capitalised	15.1	16.6	24.2

Total finance expense	(78.3)	(82.9)	(99.2)

Notes to the consolidated financial statements

for the year ended 31 December

Figures in millions unless otherwise stated

5.	SHARE-BASED PAYMENTS

The Group granted equity-settled instruments comprising share options and restricted shares to executive directors, certain officers and employees. During the year ended 31 December 2016, the following share plans were in place: The Gold Fields Limited 2005 Share Plan, the Gold Fields Limited 2012 Share Plan and the Gold Fields Limited 2012 Share Plan as amended in 2016. During 2016, the Gold Fields Limited 2012 Share Plan as amended in 2016 was introduced to replace the LTIP. Allocations under this plan were made during 2016.

The following information is available for each plan:

	UNITED STATES DOLLAR
	2016	2015	2014
(a) Gold Fields Limited 2005 Share Plan	—	—	1.7
(b)(i) Gold Fields Limited 2012 Share Plan
- Performance shares	1.9	8.2	12.0
- Bonus shares	—	2.7	12.3
(b)(ii) Gold Fields Limited 2012 Share Plan amended
- Performance shares	12.5	—	—

Total included in profit or loss for the year	14.4	10.9	26.0

(a)	Gold Fields Limited 2005 Share Plan

At the Annual General Meeting on 17 November 2005, shareholders approved the adoption of the Gold Fields Limited 2005 Share Plan to replace the GF Management Incentive Scheme approved in 1999. The plan provided for two methods of participation, namely the Performance Allocated Share Appreciation Rights Method (“SARS”) and the Performance Vesting Restricted Share Method (“PVRS”). This plan sought to attract, retain, motivate and reward participating employees on a basis which sought to align the interests of such employees with those of the Company’s shareholders. No further allocations of options under this plan are being made following the introduction of the Gold Fields Limited 2012 Share Plan (see below) and the plan will be closed once all options have been exercised or forfeited. Currently, the last date of expiry is 1 December 2017.

The following table summarises the movement of share options under the Gold Fields Limited 2005 Share Plan during the years ended 31 December 2016, 2015 and 2014:

	2016			2015			2014
	Performance vesting restricted shares (“PVRS”)	Share appreciation rights (“SARS”)	Average instrument price (US$)	Performance vesting restricted shares (“PVRS”)	Share appreciation rights (“SARS”)	Average instrument price (US$)	Performance vesting restricted shares (“PVRS”)	Share appreciation rights (“SARS”)	Average instrument price (US$)
Outstanding at beginning of the year	—	1,025,178	6.03	—	1,818,261	7.89	1,230,971	3,151,728	8.89
Movement during the year:
Exercised and released	—	—	—	—	—	—	(1,217,700)	—	—
Forfeited	—	(494,567)	5.27	—	(793,083)	7.34	(13,271)	(1,333,467)	8.62

Outstanding at end of the year (vested)	—	530,611	7.39	—	1,025,178	6.03	—	1,818,261	7.89

Notes to the consolidated financial statements

for the year ended 31 December

Figures in millions unless otherwise stated

5.	SHARE-BASED PAYMENTS (continued)

(b)(i)	Gold Fields Limited 2012 Share Plan – awards prior to 1 March 2016

At the Annual General Meeting on 14 May 2012, shareholders approved the adoption of the Gold Fields Limited 2012 Share Plan to replace the Gold Fields Limited 2005 Share Plan. The plan provided for two methods of participation, namely the Performance Share Method (“PS”) and the Bonus Share Method (“BS”). This plan sought to attract, retain, motivate and reward participating employees on a basis which sought to align the interests of such employees with those of the Company’s shareholders.

The salient features of the plan were:

•

PS were offered to participants annually in March. Quarterly allocations of PS were also made in June, September and December on a pro rata basis to qualifying new employees. PS were performance-related shares, granted at zero cost (the shares are granted in exchange for the rendering of service by participants to the Company during the three-year restricted period prior to the share vesting period);

•

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

•

The performance of the Company that resulted in the settlement of shares was measured by the Company’s share price performance relative to the share price performance of the following peer gold mining companies, collectively referred to as “the peer group”, over the three-year period:

-	AngloGold Ashanti;

-	Barrick Gold Corporation;

-	Goldcorp Incorporated;

-	Harmony Gold Mining Company;

-	Newmont Mining Corporation;

-	Newcrest Mining Limited; and

-	Kinross Gold Corporation.

•	The performance of the Company’s shares against the shares of the peer group was measured for the three-year period running from the relevant award date;

•	BS were offered to participants annually in March; and

Notes to the consolidated financial statements

for the year ended 31 December

Figures in millions unless otherwise stated

5.	SHARE-BASED PAYMENTS (continued)

(b)(i)	Gold Fields Limited 2012 Share Plan – awards prior to 1 March 2016 (continued)

•

Based on the rules of the plan, the actual number of BS which would be settled in equal proportions to a participant over a nine-month and a 18-month period after the original award date was determined by the employee’s annual cash bonus calculated with reference to actual performance against predetermined targets for the financial year ended immediately preceding the award date.

The following table summarises the movement of share options under the Gold Fields Limited 2012 Share Plan during the years ended 31 December 2016, 2015 and 2014:

	2016		2015		2014
	Performance shares (“PS”)	Bonus shares (“BS”)	Performance shares (“PS”)	Bonus shares (“BS”)	Performance shares (“PS”)	Bonus shares (“BS”)
Outstanding at beginning of the year	2,446,922	—	4,316,657	2,161,922	6,029,716	882,072
Movement during the year:
Granted	393,178	—	—	—	—	4,000,559
Exercised and released	(2,428,904)	—	(1,704,704)	(2,094,343)	(834,010)	(2,167,802)
Forfeited	(18,018)	—	(165,031)	(67,579)	(879,049)	(552,907)

Outstanding at end of the year	393,178	—	2,446,922	—	4,316,657	2,161,922

	2016	2015	2014
The fair value of equity instruments granted during the year ended 31 December 2014 were valued using the Monte Carlo simulation model:
Monte Carlo simulation
Bonus shares

A future trading model is used to estimate the loss in value to the holders of bonus shares due to trading restrictions. The actual valuation is developed using a Monte Carlo analysis of the future share price of Gold Fields:

- weighted average historical volatility (based on a statistical analysis of the share price on a weighted moving average basis for the expected term of the option)	—	—	43.5%
- expected term (months)	—	—	9.0 -18.0
- dividend yield	—	—	0.6%
- weighted average three-year risk free interest rate (based on SA interest rates)	—	—	5.5%
- weighted average fair value (South African Rand)	—	—	40.28
- marketability discount	—	—	2.0%

Notes to the consolidated financial statements

for the year ended 31 December

Figures in millions unless otherwise stated

5.	SHARE-BASED PAYMENTS (continued)

(b)(ii)	Gold Fields Limited 2012 Share Plan amended – awards after 1 March 2016

At the Annual General Meeting on 18 May 2016, shareholders approved the adoption of the revised Gold Fields Limited 2012 Share Plan to replace the LTIP. The plan provides for four methods of participation, namely the Performance Share Method (“PS”), the Retention Share Method (“RS”), the Restricted Share Method (“RSS”) and the Matching Share Method (“MS”). This plan is in place to attract, retain, motivate and reward participating employees on a basis which seeks to align the interests of such employees with those of the Company’s shareholders. Allocations of options under this plan were made during 2016. Currently, the last vesting date is 28 February 2019.

The salient features of the plan were:

•

PS are offered to participants annually in March. PS are performance-related shares, granted at zero cost (the shares are granted in exchange for the rendering of service by participants to the Company during the three-year restricted period prior to the share vesting period);

•	Based on the rules of the plan, the actual number of PS which will be settled to a participant three years after the original award date is determined by the following performance conditions:

Performance condition	Weighting	Threshold	Target	Stretch and cap
Absolute TSR	33%	N/A – No vesting below target	Compounded cost of equity in real terms over three-year performance period	Compounded cost of equity in real terms over three-year performance period +6% per annum

Relative TSR	33%	Median of the peer group	Linear vesting to apply between above-median and upper quartile performance and capped at upper quartile performance

Free cash flow margin (“FCFM”)	34%	Average FCFM over performance period of 5% at a gold price of $1,300/oz – margin to be adjusted relative to the actual gold price for the three-year period	Average FCFM over performance period of 15% at a gold price of $1,300/oz – margin to be adjusted relative to the actual gold price for the three-year period	Average FCFM over performance period of 20% at a gold price of $1,300/oz – margin to be adjusted relative to the actual gold price for the three-year period

The vesting profile will be as follows:

Performance condition	Threshold	Target	Stretch and cap
Absolute TSR [1,4]	0%	100%	200%
Relative TSR [3,4]	0%	100%	200%
FCFM [2]	0%	100%	200%

(1)	Absolute TSR and relative TSR: Linear vesting will occur between target and stretch (no vesting occurs for performance below target).
(2)	FCFM: Linear vesting will occur between threshold, target and stretch.
(3)	The peer group consists of ten companies: Anglogold Ashanti, Goldcorp, Barrick, Eldorado Gold, Randgold, Yamana, Agnico Eagle, Kinross, Newmont and Newcrest.

Notes to the consolidated financial statements

for the year ended 31 December

Figures in millions unless otherwise stated

5.	SHARE-BASED PAYMENTS (continued)

(b)(ii)	Gold Fields Limited 2012 Share Plan amended – awards after 1 March 2016 (continued)

(4)	TSR will be calculated as the compounded annual growth rate (“CAGR”) of the TSR index between the average of the 60 trading days up to the first day of the performance period and the average of the 60 trading days up to the last day of the performance period. TSR will be defined as the return on investing in ordinary shares in the Company at the start of the performance period, holding the shares and reinvesting the dividends received on the portfolio in Gold Fields shares over the performance period. The USD TSR index, provided by external service providers will be based on the US$ share price.

•

RS can be awarded on an ad hoc basis to key employees where a retention risk has been identified. These will be subject to the vesting condition of service over a period of three years only, and will not be subject to any performance conditions.

•

RSS: In 2016, Gold Fields implemented a Minimum Shareholding Requirement (“MSR”) where executives are required to build and to hold a percentage of their salary in Gold Fields shares over a period of five years. Executives will be given the opportunity (as at the approval date of the MSR), prior to the annual bonus being communicated or the upcoming vesting date of the LTIP award or PS, to elect to receive all or a portion of their annual bonus or cash LTIP in restricted shares or to convert all or a portion of their unvested PS into restricted shares towards fulfilment of the MSR. These shares are subject to the holding period as set out above.

This holding period will mean that the restricted shares may not be sold or disposed of and that the beneficial interest must be retained therein until the earlier of:

•	Notice given by the executive, provided that such notice may only be given after five years from the start of the holding period;

•	Termination of employment of that employee, i.e. retirement, retrenchment, ill health, death, resignation or dismissal;

•	Abolishment of the MSR; or

•	In special circumstances such as proven financial hardship or compliance with the MSR, upon application by the employee and approval by the Remuneration Committee.

Mr Nick Holland, CEO, elected prior to the determination of the annual performance bonus for 2016 and in line with the rules of the MSR policy, to defer 50% of his 2016 cash bonus (US$677,600) into restricted shares. A similar election was made in 2015 to defer 50% of his 2015 annual performance bonus (US$618,900) into restricted shares. Mr Holland also elected to defer vesting 100% of the 2013 Performance Share award which was due to vest on 1 March 2016 into restricted shares. Mr Holland has 507,473 restricted shares held in escrow as at 31 December 2016. The 507,473 restricted shares comprise of 132,477 shares relating to the 2015 short-term incentive and 374,996 shares relating to the 2013 Performance Share award. No other executive has elected to receive any restricted shares.

•

MS: To facilitate the introduction of the MSR policy and to compensate executives for locking in their vested shares for an additional five years, thus exposing themselves to further market volatility, the Company intends to make a matching award. This is intended to entail a conditional award of shares of one share for every three shares committed towards the MSR (matching shares). The matching shares will vest on a date that corresponds with the end of the holding period of the shares committed towards the MSR provided the executive is still in the employment of the Company and has met the MSR requirements of the MSR policy, including having sustainably accumulated shares to reach the MSR over the five year holding period.

Notes to the consolidated financial statements

for the year ended 31 December

Figures in millions unless otherwise stated

5.	SHARE-BASED PAYMENTS (continued)

(b)(ii)	Gold Fields Limited 2012 Share Plan amended – awards after 1 March 2016 (continued)

At 31 December 2016, the maximum number of matching shares that could vest at the end of five years was 169,158 shares.

The following table summarises the movement of share options under the Gold Fields Limited 2012 Share Plan as amended in 2016 during the year ended 31 December 2016:

2016
Performance Shares (“PS”)

Outstanding at beginning of the year	—
Movement during the year:
Granted	8,196,037
Forfeited	(57,565)

Outstanding at end of the year[1]	8,138,472

(1)	None of the outstanding options of 8,138,472 above have vested.

2016
The fair value of equity instruments granted during the year ended 31 December 2016 were valued using the Monte Carlo simulation model:
Monte Carlo simulation
Performance shares
This model is used to value the performance shares. The inputs to the model for options granted during the year were as follows:
- weighted average historical volatility (based on a statistical analysis of the share price on a weighted moving average basis for the expected term of the option)	58.1%
- expected term (years)	3 years
- dividend yield [1]	n/a
- weighted average three-year risk free interest rate (based on US interest rates)	0.5%
- weighted average fair value (United States Dollar)	2.6

(1)	There is no dividend yield applied to the Monte Carlo simulation model as the performance conditions follow a total shareholder return method.

Notes to the consolidated financial statements

for the year ended 31 December

Figures in millions unless otherwise stated

5.	SHARE-BASED PAYMENTS (continued)

Summary

The following table summarises information relating to the options and equity-settled instruments under all plans outstanding at 31 December 2016, 2015 and 2014:

	2016			2015			2014
Range of exercise prices for outstanding equity instruments (US$)	Number of instruments	Price (US$)	Contractual life (years)	Number of instruments	Price (US$)	Contractual life (years)	Number of instruments	Price (US$)	Contractual life (years)

n/a*	8,531,650	—	—	2,446,922	—	—	6,478,579	—	0.80
4.28 - 6.06	—	—	—	448,296	5.03	0.22	580,833	6.56	1.22
6.07 - 7.84	3,835	6.79	0.50	33,641	5.86	0.60	454,131	8.17	0.33
7.85 - 9.62	515,255	7.37	0.34	531,720	6.84	1.35	769,159	8.94	2.33
9.63 - 11.40	11,521	8.44	1.00	11,521	7.84	2.01	14,138	10.25	3.01

Total outstanding at end of the year	9,062,261			3,472,100			8,296,840

* Restricted shares (“PVRS”) are awarded for no consideration.
Weighted average share price during the year on the JSE Limited (US$)	4.29			3.55			3.90

The compensation costs related to awards not yet recognised under the above plans at 31 December 2016, 2015 and 2014 amount to US$36.6 million, US$1.5 million and US$14.3 million, respectively.

The directors were authorised to issue and allot all or any of such shares required for the plans, but in aggregate all plans may not exceed 41,076,635 of the total issued ordinary shares capital of the Company. An individual participant may also not be awarded an aggregate of shares from all or any such plans exceeding 4,107,663 of the Company’s total issued ordinary share capital. The unexercised options and shares under all plans represented 1.1% of the total issued ordinary share capital at 31 December 2016.

Notes to the consolidated financial statements

for the year ended 31 December

Figures in millions unless otherwise stated

6.	IMPAIRMENT OF INVESTMENTS AND ASSETS

	UNITED STATES DOLLAR
	2016	2015	2014

Investments	(0.1)	(117.4)	(14.2)
Listed investments	(0.1)	(8.5)	(8.3)
Unlisted investments	—	—	(5.9)
Equity accounted investees
- Hummingbird Resources Plc (“Hummingbird”) [1]	—	(7.5)	—
- Far Southeast Gold Resources Incorporated (“FSE”) [2]	—	(101.4)	—
Property, plant and equipment	(76.4)	(95.7)	(11.2)
Arctic Platinum (“APP”) [3]	—	(39.0)	(3.2)
Yanfolila [4]	—	—	4.7
Property, plant and equipment - other [5]	(76.4)	(56.7)	(12.7)
Inventories	—	(8.0)	(1.3)
Stockpiles and consumables [6]	—	(8.0)	(1.3)

Impairment of investments and assets	(76.5)	(221.1)	(26.7)

(1)	Following the identification of impairment indicators at 30 June 2015, the investment in Hummingbird was valued at its recoverable amount, which resulted in an impairment of US$7.5 million. The recoverable amount was based on the investment’s fair value at the time, being its quoted market price (level 1 of the fair value hierarchy). The impairment is included in the “Corporate and other” segment.
(2)	Following the identification of impairment indicators at 31 December 2015, FSE was valued at its recoverable amount which resulted in an impairment of US$101.4 million. The recoverable amount was based on the fair value less cost of disposal (“FVLCOD”) of the investment (level 2 of the fair value hierarchy). FVLCOD was indirectly derived from the market value of Lepanto Consolidated Mining Company, being the 60% shareholder of FSE. The impairment is included in the “Corporate and other” segment.
(3)	Following the Group’s decision during 2013 to dispose of non-core projects, APP was classified as held for sale and, accordingly, valued at the lower of fair value less cost of disposal or carrying value which resulted in impairments of US$89.7 million and US$3.2 million during 2013 and 2014, respectively. APP carrying value at 31 December 2014 after the above impairments was US$40.0 million which was based on an offer received close to the 2014 year-end. During 2015, active marketing activities for the disposal of the project continued after the 2014 offer was not realised. During 2015, APP was further impaired by US$39.0 million, resulting in a carrying value of US$1.0 million at 31 December 2015. The impairment is included in the “Corporate and other” segment. At 31 December 2016, APP no longer met the definition of an asset held for sale and was reclassified to property, plant and equipment at a recoverable amount of US$1.0 million. Refer note 12 for further details.
(4)	Following the disposal of Yanfolila in 2014, US$4.7 million of the previously recorded impairment was reversed.

Notes to the consolidated financial statements

for the year ended 31 December

Figures in millions unless otherwise stated

6.	IMPAIRMENT OF INVESTMENTS AND ASSETS (continued)

(5)	Impairment of property, plant and equipment is made up as follows:

	UNITED STATES DOLLAR
	2016	2015	2014
- 2015: Redundant assets at Cerro Corona (2014: South Deep, St Ives and Agnew)	—	6.7	12.7

- Cash-generating unit impairment at Darlot	—	14.2	—

(The recoverable amount was based on its FVLCOD calculated using the income approach (level 3 of the fair value hierarchy). The impairment is mainly due to the life-of-mine plan being reduced to one year forecasting negative cash flows for 2016 (refer to accounting policies on page F-7 for assumptions)).

- Cash-generating unit impairment at Cerro Corona	66.4	—	—

(The recoverable amount was based on its FVLCOD calculated using a combination of the market and the income approach (level 3 of the fair value hierarchy). The impairment is due to reduction in gold and copper reserves due to depletion, a decrease in the gold and copper price assumptions for 2017 and 2018, a lower resource price and an increase in the Peru tax rate from 2017 onwards. Refer to accounting policies on page F-7 for assumptions).

- Damang assets held for sale	7.6	—	—

Following the Damang re-investment plan, a decision was taken to sell certain mining fleet assets and related spares. The sale of the assets is expected to be concluded during 2017. As a result, the assets were classified as held for sale (refer note 12) and valued at the lower of FVLCOD or carrying value which resulted in an impairment of US$7.6 million.

- Asset-specific impairment at Damang	2.4	35.8	—

(Relating to inoperable mining fleet that is no longer used under the current life-of-mine plan (2015: Immovable mining assets written off to US$nil that would no longer be used under the current life-of-mine plan)).

Total impairment of property, plant and equipment - other	76.4	56.7	12.7

(6)	2015: Net realisable value write-down of stockpiles at Damang (2014: consumables at Lawlers).

Notes to the consolidated financial statements

for the year ended 31 December

Figures in millions unless otherwise stated

7.	INCLUDED IN PROFIT BEFORE ROYALTIES AND TAXATION ARE THE FOLLOWING:

	UNITED STATES DOLLAR
	2016	2015	2014
Operating lease charges [1]	(2.8)	(2.7)	(3.2)
Regulatory legal fees [1]	—	(0.1)	(7.1)
Profit on buy-back of notes [1]	17.7	—	—
Social contributions and sponsorships [1]	(19.3)	(12.2)	(13.0)
Global compliance costs [1]	(0.1)	(3.6)	—
Facility charges on borrowings [1]	(8.1)	(1.7)	(1.3)
Rehabilitation income/(charges) [1]	9.9	15.1	(18.4)

(1)	Included under “Other costs, net” in the consolidated income statement.

8.	ROYALTIES

	UNITED STATES DOLLAR
	2016	2015	2014
South Africa	(1.8)	(1.2)	(1.3)
Foreign	(78.6)	(74.8)	(84.8)

Total royalties	(80.4)	(76.0)	(86.1)

Royalty rates
South Africa (effective rate) [1]	0.5%	0.5%	0.5%
Australia [2]	2.5%	2.5%	2.5%
Ghana [2]	5.0%	5.0%	5.0%
Peru [3]	6.4%	4.0%	3.3%

(1)	The Mineral and Petroleum Resource Royalty Act 2008 (“Royalty Act”) was promulgated on 24 November 2008 and became effective from 1 March 2010. The Royalty Act imposes a royalty on refined (mineral resources that have undergone a comprehensive level of beneficiation such as smelting and refining as defined in Schedule 1 of the Act) and unrefined (mineral resources that have undergone limited beneficiation as defined in Schedule 2 of the Act) minerals payable to the state. The royalty in respect of refined minerals (which include gold refined to 99.5% and above and platinum) is calculated by dividing earnings before interest and taxes (“EBIT”) by the product of 12.5 times gross revenue calculated as a percentage, plus an additional 0.5%. EBIT refers to taxable mining income (with certain exceptions such as no deduction for interest payable and foreign exchange losses) before assessed losses but after capital expenditure. A maximum royalty of 5% has been introduced on refined minerals. The effective rate of royalty tax payable for the year ended 31 December 2016 was 0.5% of mining revenue (2015: 0.5% and 2014: 0.5%) equalling the minimum charge per the formula.
(2)	The Australian and Ghanaian operations are subject to a 2.5% (2015: 2.5% and 2014: 2.5%) and 5.0% (2015: 5.0% and 2014: 5.0%) gold royalty, respectively, on revenue as the mineral rights are owned by the state.
(3)	The Peruvian operations are subject to a mining royalty calculated on a sliding scale with rates ranging from 1% to 12% of the value of operating profit.

Notes to the consolidated financial statements

for the year ended 31 December

Figures in millions unless otherwise stated

9.	MINING AND INCOME TAXATION

	UNITED STATES DOLLAR
	2016	2015	2014

The components of mining and income tax are the following:
South African taxation
- non-mining tax	(1.0)	—	—
- company and capital gains taxation	(3.9)	(3.5)	(1.7)
- prior year adjustment - current taxation	0.3	0.5	(0.3)
- deferred taxation	(9.5)	17.1	24.9
- prior year adjustment - deferred taxation	—	—	(3.9)
Foreign taxation
- current taxation	(193.8)	(139.9)	(128.4)
- prior year adjustment - current taxation	(6.3)	—	(3.8)
- deferred taxation	22.1	(116.1)	(4.9)
- prior year adjustment - deferred taxation	—	(5.2)	—

Total mining and income taxation	(192.1)	(247.1)	(118.1)

Major items causing the Group’s income taxation to differ from the maximum South African statutory mining tax rate of 34.0% (2015: 34.0% and 2014: 34.0%) were:
Taxation on profit before taxation at maximum South African statutory mining tax rate	(124.4)	(1.5)	(47.1)
Rate adjustment to reflect the actual realised company tax rates in South Africa and offshore	22.7	21.8	8.4
Non-deductible share-based payments	(4.9)	(3.7)	(7.2)
Non-deductible exploration expense	(15.2)	(7.7)	(10.9)
Deferred tax assets not recognised on impairment of investments [1]	—	(53.2)	(3.6)
Non-deductible interest paid	(24.2)	(26.9)	(27.7)
Non-deductible legal and consulting fees	—	—	(2.4)
Non-taxable profit on disposal of investments	0.8	—	1.7
Non-taxable profit on buy-back of notes	6.0	—	—
Share of results of equity accounted investees after taxation	(0.8)	(1.9)	(0.8)
Net non-deductible expenditure and non-taxable income	(9.7)	(8.5)	(8.2)
Deferred taxation charge on Peruvian Nuevo Sol devaluation against US Dollar [2]	(1.1)	(41.0)	(3.1)
Various Peruvian non-deductible expenses	(8.3)	(7.8)	(8.0)
Prior year adjustments	(6.0)	(4.4)	(9.1)
Deferred tax assets not recognised at Cerro Corona and Damang [3]	(34.9)	(112.5)	—
Deferred tax release on change of tax rate at the Peruvian and Ghanaian operations (2015: Peruvian)	8.6	4.5	—
Other	(0.7)	(4.3)	(0.1)

Total mining and income taxation	(192.1)	(247.1)	(118.1)

(1)	Deferred tax assets not recognised on impairment of investments relate to the impairment of listed investments, FSE, Hummingbird and APP. Refer to note 6 for details of impairments.

Notes to the consolidated financial statements

for the year ended 31 December

Figures in millions unless otherwise stated

9.	MINING AND INCOME TAXATION (continued)

(2)	The functional currency of Cerro Corona is US Dollar, however, the Peruvian tax base is based on values in Peruvian Nuevo Sol.
(3)	Deferred tax assets amounting to US$34.9 million (2015: US$112.5 million) were not recognised at Cerro Corona and Damang to the extent that there is not sufficient future taxable income available. In making this determination, the Group analysed, among others, forecasts of future earnings and the nature and timing of future deductions and benefits represented by deferred tax assets.

	2016	2015	2014
South Africa - current tax rates [4]
Mining tax [1]	Y = 34 - 170/X	Y = 34 - 170/X	Y = 34 - 170/X
Non-mining tax [2]	28.0%	28.0%	28.0%
Company tax rate	28.0%	28.0%	28.0%

International operations - current tax rates [4]
Australia	30.0%	30.0%	30.0%
Ghana [3]	32.5%	35.0%	35.0%
Peru	30.0%	30.0%	30.0%

(1)	South African mining tax on mining income is determined according to a formula which takes into account the profit and revenue from mining operations. South African mining taxable income is determined after the deduction of all mining capital expenditure, with the proviso that this cannot result in an assessed loss. Capital expenditure amounts not deducted are carried forward as unredeemed capital expenditure to be deducted from future mining income. Accounting depreciation is ignored for the purpose of calculating South African mining taxation. The effective mining tax rate for Gold Fields Operations Limited (“GFO”) and GFI Joint Venture Holdings (Proprietary) Limited (“GFIJVH”), owners of the South Deep mine, has been calculated at 30% (2015: 30% and 2014: 30%).

In the formula above, Y is the percentage rate of tax payable and X is the ratio of mining profit, after the deduction of redeemable capital expenditure, to mining revenue expressed as a percentage.

(2)	Non-mining income of South African mining operations consists primarily of interest income.
(3)	On 11 March 2016, Gold Fields signed a development agreement with the government of Ghana for both the Tarkwa and Damang mines. This agreement resulted in a reduction in the corporate tax rate from 35.0% to 32.5%, effective 17 March 2016.
(4)	Deferred tax is provided at the expected future rate for mining operations arising from temporary differences between the carrying values and tax values of assets and liabilities.

Notes to the consolidated financial statements

for the year ended 31 December

Figures in millions unless otherwise stated

9.	MINING AND INCOME TAXATION (continued)

At 31 December 2016, the Group had the following estimated amounts available for set-off against future income (pre-tax):

	UNITED STATES DOLLAR
	2016			2015
	Gross unredeemed capital expenditure	Gross tax losses	Gross deferred tax asset not recognised	Gross unredeemed capital expenditure	Gross tax losses	Gross deferred tax asset not recognised
South Africa [1]
Gold Fields Operations Limited	606.4	182.3	—	528.2	219.2	—
GFI Joint Venture Holdings (Proprietary) Limited 2, [3]	1,929.2	—	1,132.6	1,586.0	22.2	862.4

	2,535.6	182.3	1,132.6	2,114.2	241.4	862.4

International operations
Exploration entities [4]	—	388.8	388.8	—	345.2	345.2
Gold Fields Australia Proprietary Limited [5]	—	1.2	—	—	1.2	—
Abosso Goldfields Limited [6]	88.8	68.7	157.5	63.9	65.7	129.6

	88.8	458.7	546.3	65.1	410.9	474.8

(1)	These deductions are available to be utilised against income generated by the relevant tax entity and do not expire unless the tax entity concerned ceases to operate for a period of longer than one year. Under South African mining tax ring-fencing legislation, each tax entity is treated separately and as such these deductions can only be utilised by the tax entities in which the deductions have been generated. South African tax losses and unredeemed capital expenditure have no expiration date.
(2)	Comprises US$796.6 million gross recognised capital allowance and US$1,132.6 million gross unrecognised capital allowance (2015: US$723.6 million gross recognised capital allowance and US$862.4 million gross unrecognised capital allowance).
(3)	During 2014, the South African Revenue Service (“SARS”) issued a Finalisation of Audit Letter (“the Audit Letter”) stating that SARS has disallowed US$163.4 million of GFIJVH’s gross recognised capital allowance of US$796.6 million. Refer note 35 on Contingent Liabilities for further details.
(4)	The total tax losses of US$388.8 million (2015: US$345.2 million) comprise US$10.9 million (2015: US$3.8 million) tax losses that expire between one and two years, US$58.9 million (2015: US$62.9 million) tax losses that expire between two and five years, US$41.2 million (2015: US$49.6 million) tax losses that expire between five and 10 years, US$40.6 million (2015: US$40.7 million) tax losses that expire after 10 years and US$237.2 million (2015: US$188.2 million) tax losses that have no expiry date.
(5)	The tax losses are available to be utilised against income generated by the relevant tax entity and do not expire.
(6)	Tax losses may be carried forward for five years. These losses expire on a first-in-first-out basis. Tax losses of US$46.3 million expire in two years (2015: three years), tax losses of US$19.4 million expire in four years (2015: five years) and tax losses of US$3.0 million expire in five years.

Notes to the consolidated financial statements

for the year ended 31 December

Figures in millions unless otherwise stated

10.	EARNINGS PER SHARE

		UNITED STATES DOLLAR
		2016	2015	2014
10.1	Basic earnings/(loss) per share - cents	20	(31)	2

Basic earnings/(loss) per share is calculated by dividing the earnings attributable to owners of the parent of US$162.8 million (2015: loss of US$242.1 million and 2014: profit of US$12.8 million) by the weighted average number of ordinary shares in issue during the year of 809,889,990 (2015: 774,763,151 and 2014: 769,141,871).

10.2	Diluted basic earnings/(loss) per share - cents	20	(31)	2

Diluted basic earnings/(loss) per share is calculated on the basis of earnings attributable to owners of the parent of US$162.8 million (2015: loss of US$242.1 million and 2014: profit of US$12.8 million) and 810,082,191 (2015: 774,763,151 and 2014: 771,814,815) shares being the diluted number of ordinary shares in issue during the year.

	The weighted average number of shares has been adjusted by the following to arrive at the diluted number of ordinary shares:

	Weighted average number of shares	809,889,990	774,763,151	769,141,871
	Share options in issue	192,201	— [1]	2,672,944

	Diluted number of ordinary shares	810,082,191	774,763,151	771,814,815

(1) Share option adjustments of 1,804,321 were excluded from the dilutive number of ordinary shares as they are anti-dilutive.
10.3	Headline earnings/(loss) per share - cents	26	(4)	4

Headline earnings/(loss) per share is calculated on the basis of adjusted net earnings attributable to owners of the parent of US$208.4 million (2015: loss of US$28.2 million and 2014: earnings of US$27.3 million) and 809,889,990 (2015: 774,763,151 and 2014: 769,141,871) shares being the weighted average number of ordinary shares in issue during the year.

	Net earnings/(loss) attributable to owners of the parent is reconciled to headline earnings as follows:

	Long-form headline earnings/(loss) reconciliation
	Net profit/(loss) attributable to owners of the parent	162.8	(242.1)	12.8
	Profit on disposal of investments, net	(2.3)	(0.1)	(5.1)
	Gross	(2.3)	(0.1)	(5.1)
	Taxation effect	—	—	—
	(Profit)/loss on disposal of assets, net	(41.0)	0.5	0.9
	Gross	(48.0)	0.1	1.3
	Taxation effect	7.0	0.2	(0.4)
	Non-controlling interest effect	—	0.2	—
	Impairment and write-off of investments and assets and other, net	88.9	213.5	18.7
	Gross	124.0	243.9	22.4
	Taxation effect	(33.9)	(28.1)	(3.7)
	Non-controlling interest effect	(1.2)	(2.3)	—

	Headline earnings/(loss)	208.4	(28.2)	27.3

10.4	Diluted headline earnings/(loss) per share - cents Diluted headline earnings/(loss) per share is calculated on the basis of headline earnings attributable to owners of the parent of US$208.4 million (2015: loss of US$28.2 million and 2014: earnings of US$27.3 million) and 810,082,191 (2015: 774,763,151 and 2014: 771,814,815) shares being the diluted number of ordinary shares in issue during the year.	26	(4)	4

Notes to the consolidated financial statements

for the year ended 31 December

Figures in millions unless otherwise stated

11.	DIVIDENDS

	UNITED STATES DOLLAR
	2016	2015	2014
2015 final dividend of 21 SA cents per share (2014: 20 SA cents and 2013: 22 SA cents) declared on 16 February 2016.	10.6	12.8	15.7
2016 interim dividend of 50 SA cents was declared during 2016 (2015: 4 SA cents 2014: 20 SA cents).	28.6	2.3	14.1

A final dividend in respect of the financial year ended 31 December 2016 of 60 SA cents per share was approved by the Board of Directors on 15 February 2017. This dividend payable is not reflected in these financial statements. Dividends are subject to dividend withholding tax.

Total dividends	39.2	15.1	29.8

Dividends per share - cents	5	2	4

12.	ASSETS HELD FOR SALE

	UNITED STATES DOLLAR
	2016	2015

APP [1]	—	1.0
Damang mining fleet and related spares [2]	26.4	—

Total assets held for sale	26.4	1.0

(1)	Following the Group’s decision to dispose of non-core projects, APP was classified as held for sale and valued at the lower of fair value less cost to sell or carrying value.

APP’s carrying value at 31 December 2014 was US$40.0 million following impairments of US$89.7 million and US$3.2 million during 2013 and 2014, respectively, which was based on offers received during 2013 and 2014. During 2015, active marketing activities for the disposal continued after the 2014 offer was not realised. During 2015, APP was further impaired by US$39.0 million, resulting in a carrying value of US$1.0 million at 31 December 2015.

At 31 December 2016, APP no longer meets the definition of an asset held for sale as it is no longer highly probable that the sale will occur within 12 months of classification as held for sale and was reclassified to property, plant and equipment at a recoverable amount of US$1.0 million.

Refer to note 6 for details on the impairment of APP.

(2)	Following the Damang re-investment plan, a decision was taken to sell certain mining fleet assets and related spares. The sale of the assets is expected to be concluded during 2017. As a result, the assets were classified as held for sale and valued at the lower of FVLCOD or carrying value which resulted in an impairment of US$7.6 million.

Mining fleet and related spares with carrying values of US$18.6 million and US$7.8 million, respectively, were reclassified to assets held for sale. Refer note 13 and 19 for further details.

Notes to the consolidated financial statements

for the year ended 31 December

Figures in millions unless otherwise stated

13.	PROPERTY, PLANT AND EQUIPMENT

UNITED STATES DOLLAR
2015				2016
Land, mineral rights and rehabilitation assets	Mine development, infrastructure and other assets [1]	Total		Total	Mine development, infrastructure and other assets [1]	Land, mineral rights and rehabilitation assets
			Cost
855.6	8,050.5	8,906.1	Balance at beginning of the year	8,648.8	7,913.2	735.6
—	0.1	0.1	Reclassifications	1.0	1.0	—
1.6	632.5	634.1	Additions	649.9	648.6	1.3
—	—	—	Gruyere Gold project asset acquisition [2]	275.9	—	275.9
—	—	—	Reclassification from assets held for sale (refer note 12)	43.2	43.2	—
—	—	—	Reclassification to assets held for sale (refer note 12)	(79.1)	(79.1)	—
—	16.6	16.6	Borrowing costs capitalised [3]	15.1	15.1	—
(0.2)	(25.9)	(26.1)	Disposals	(160.4)	(157.3)	(3.1)
0.8	—	0.8	Changes in estimates of rehabilitation assets	14.9	—	14.9
—	13.6	13.6	Other	3.0	3.0	—
(122.2)	(774.2)	(896.4)	Translation adjustment	153.9	146.8	7.1

735.6	7,913.2	8,648.8	Balance at end of the year	9,566.2	8,534.5	1,031.7

			Accumulated depreciation and impairment
303.9	3,706.5	4,010.4	Balance at beginning of the year	4,336.4	4,035.1	301.3
—	0.1	0.1	Reclassifications	1.0	1.0	—
29.4	580.5	609.9	Charge for the year	679.2	650.2	29.0
0.4	87.1	87.5	Impairment [4]	123.9	120.6	3.3
—	—	—	Reclassification from assets held for sale (refer note 12)	42.2	42.2	—
—	—	—	Reclassification to assets held for sale (refer note 12)	(60.5)	(60.5)	—
(0.1)	(18.0)	(18.1)	Disposals	(158.1)	(155.0)	(3.1)
(32.3)	(321.1)	(353.4)	Translation adjustment	54.3	55.1	(0.8)

301.3	4,035.1	4,336.4	Balance at end of the year	5,018.4	4,688.7	329.7

434.3	3,878.1	4,312.4	Carrying value at end of the year [5]	4,547.8	3,845.8	702.0

(1)	Included in the carrying value of mine development, infrastructure and other assets are exploration and evaluation assets amounting to US$9.1 million (2015: US$18.9 million).
(2)	The additions of US$275.9 million (A$372.4 million) are made up of US$197.1 million (A$266.0 million) cash additions and US$78.8 million (A$106.4 million) non-cash additions. Refer note 15.2 for further details.

Notes to the consolidated financial statements

for the year ended 31 December

Figures in millions unless otherwise stated

13.	PROPERTY, PLANT AND EQUIPMENT (continued)

(3)	Borrowing costs of US$15.1 million (2015: US$16.6 million) arising on group general borrowings which are related to the qualifying projects at South Deep were capitalised during the period. An average interest capitalisation rate of 4.7% (2015: 4.8%) was applied.
(4)	The impairment of US$123.9 million (2015: US$87.5 million) is made up of US$76.4 million (2015: US$56.7 million) impairment of property, plant and equipment (refer note 6 for details) and US$47.5 million (2015: US$30.8 million) write-off of exploration and evaluation assets. The write-off of exploration and evaluation assets is due to specific exploration programmes not yielding results to warrant further exploration at the Group’s Australian operations and is included in the US$92.2 million (2015: US$53.5 million) “Exploration expense” in the consolidated income statement.
(5)	Fleet assets in Ghana amounting to US$95.5 million (2015: US$176.6 million) have been pledged as security for the US$70 million senior secured revolving credit facility (refer note 24).

14.	GOODWILL

	UNITED STATES DOLLAR
	2016	2015
Balance at beginning of the year	295.3	385.7
Translation adjustment	22.5	(90.4)

Balance at end of the year	317.8	295.3

The goodwill arose on the acquisition of South Deep and was attributable to the upside potential of the asset, synergies, deferred tax and the gold multiple.
The total goodwill is allocated to South Deep, the cash-generating unit (“CGU”), where it is tested for impairment.

In line with the accounting policy, the recoverable amount was determined by reference to fair value less costs of disposal (“FVLCOD”). Management’s estimates and assumptions used in the 31 December 2016 FVLCOD calculation include:

• Long-term gold price of R600,000 per kilogram (US$1,300 per ounce) for the life-of-mine of 79 years (2015: R500,000 per kilogram (US$1,300 per ounce) for the life-of-mine of 81 years);
• A nominal discount rate of 13.5% (2015: 14.5%);

•       Fair value of US$60.0 per resource ounce (2015: US$69.0 per resource ounce), used for resource with infrastructure to calculate the FVLCOD associated with value beyond proved and probable reserves; and

• The annual life-of-mine plan takes into account the following:
• proved and probable ore reserves of South Deep;
• cash flows are based on the life-of-mine plan which exceeds a period of five years; and
• capital expenditure estimates over the life-of-mine plan.

Notes to the consolidated financial statements

for the year ended 31 December

Figures in millions unless otherwise stated

14.	GOODWILL (continued)

Refer accounting policies on pages F-6 to F-8 for further discussion on the significant judgements and estimates associated with assessing the carrying value of property, plant and equipment and goodwill.

The carrying value of CGUs, including goodwill, is tested on an annual basis for impairment. In addition, the Group reviews and tests the carrying value of assets when events or changes in circumstances suggest that the carrying amount of a CGU may not be recoverable. There is no goodwill impairment at 31 December 2016 (2015: US$nil).

15.1	EQUITY-ACCOUNTED INVESTEES

		UNITED STATES DOLLAR
		2016	2015	2014
(a)	Far Southeast Gold Resources Incorporated (“FSE”)	128.6	128.6
(b)	Maverix Metals Incorporated (“Maverix”)	42.1	—
(c)	Other	—	0.5

	Total equity-accounted investees	170.7	129.1

	Share of results of equity-accounted investees after taxation recognised in the consolidated income statement are made up as follows:
(a)	FSE	(2.3)	(3.3)	(3.6)
(b)	Maverix	—	—	—
(c)	Other	—	(2.4)	1.2

		(2.3)	(5.7)	(2.4)

(a)	FSE
	Gold Fields’ interest in FSE, an unlisted entity, was 40% (2015: 40%) at 31 December 2016.

Gold Fields paid US$10.0 million in option fees to Lepanto Consolidated Mining Company (“Lepanto”) during the six months ended 31 December 2010. In addition, Gold Fields paid non-refundable down payments of US$66.0 million during the year ended 31 December 2011 and US$44.0 million during the six months ended 31 December 2010 to Liberty Express Assets in accordance with the agreement concluded whereby the Group has the option to acquire 60% of FSE. On 31 March 2012, Gold Fields acquired 40% of the issued share capital and voting rights of FSE by contributing an additional non-refundable down payment of US$110.0 million. Lepanto owns the remaining 60% shareholding in FSE.

	The remaining 20% option is not likely to be exercised until such time as FSE obtains a Foreign Technical Assistance Agreement (“FTAA”) which allows for direct majority foreign ownership and control.

Notes to the consolidated financial statements

for the year ended 31 December

Figures in millions unless otherwise stated

15.1	EQUITY-ACCOUNTED INVESTEES (continued)

	UNITED STATES DOLLAR
	2016	2015
FSE has a 31 December year-end and has been equity-accounted since1 April 2012.
Investment in joint venture consists of:
Unlisted shares at cost	230.0	230.0
Equity contribution	77.7	75.4
Cumulative impairment [1]	(101.4)	(101.4)
Share of accumulated losses brought forward	(75.4)	(72.1)
Share of loss after taxation [2]	(2.3)	(3.3)

Total investment in joint venture [3]	128.6	128.6

(1)	Refer note 6 for details of impairment.
(2)	Gold Fields share of loss after taxation represents exploration and other costs, including work completed on a scoping study.
(3)	FSE is a company incorporated under the laws of the Philippines and owns the gold-copper Far Southeast exploration project (the “FSE project”). During the exploration phase of the FSE project and as long as the 20% option remains exercisable, the Group has joint control over the FSE project. The Group will only have the power to direct the activities of FSE once it exercises the option to acquire the additional 20% shareholding in FSE, which is only exercisable once an FTAA is obtained. FSE has no revenues or significant assets or liabilities. Assets included in FSE represent the rights to explore and eventually mine the FSE project.

	UNITED STATES DOLLAR
	2016	2015
(b) Maverix
Gold Fields’ interest in Maverix, listed on the Toronto Stock Exchange, was 32% (2015: 0%) at 31 December 2016.

On 23 December 2016, Gold Fields sold a portfolio of eleven producing and non-producing royalties to Maverix in exchange for 42.85 million common shares and 10.0 million common share purchase warrants of Maverix, realising a profit on disposal of US$48.0 million. The warrants are classified as derivative instruments and are included in investments (refer note 17).

Maverix has a 31 December year-end and has been equity-accounted since 23 December 2016.
Investment in associate consists of:
Listed shares	42.1	—

Investment in associate - Maverix	42.1	—

The fair value of the investment in Maverix at 31 December 2016 is US$42.1 million.
(c) Other
Bezant Resources PLC (“Bezant”) [1]	—	0.5
Rusoro Mining Limited (“Rusoro”) [2]	—	—

Investment in associates - Other	—	0.5

Total investments in associates	42.1	0.5

Notes to the consolidated financial statements

for the year ended 31 December

Figures in millions unless otherwise stated

15.1	EQUITY-ACCOUNTED INVESTEES (continued)

(1)	During 2016, the Group’s holding was diluted from 21.6% to 8.8% following the issue of new shares by Bezant. In line with the Group’s accounting policy, this resulted in Bezant no longer being accounted for as an equity-accounted investee and was re-classified to available-for-sale financial investments.
(2)	Represents a holding of 26.4% in Rusoro.

The carrying value of Rusoro was written down to US$nil at 31 December 2010 due to losses incurred by the entity. The fair value, based on the quoted market price of the investment was US$23.9 million and US$5.0 million at 31 December 2016 and 31 December 2015, respectively. The unrecognised share of profits of Rusoro for the year amounted to US$18.7 million (2015: unrecognised shares of loss of US$3.6 million). The cumulative unrecognised share of losses of Rusoro amounted to US$194.0 million (2015: US$212.7 million).

On 22 August 2016, the Arbitration Tribunal, operating under the Additional Facility Rules of the World Bank’s International Centre for the Settlement of Investment Disputes, awarded Rusoro damages of US$967.8 million plus pre and post-award interest which currently equates to in excess of US$1.2 billion in the arbitration brought by Rusoro against the Bolivarian Republic of Venezuela. Management of Rusoro has not recognised this amount due to the uncertainty over its recoverability.

15.2	INTEREST IN JOINT OPERATION

On 13 December 2016, Gold Fields purchased 50% of the Gruyere Gold Project and entered into a 50:50 unincorporated joint venture with Gold Road Resources Limited (“Gold Road”) for the development and operation of the Gruyere Gold Project in Western Australia, which comprises the Gruyere gold deposit as well as additional resources including Central Bore and Attila/Alaric.

Gold Fields acquired 50% interest in the Gruyere Gold Project for a total purchase consideration of A$350.0 million payable in cash and a 1.5% royalty on Gold Fields’ share of production after total mine production exceeds 2 million ounces. The cash consideration is split with A$250.0 million payable on the effective date and A$100.0 million payable according to an agreed construction cash call schedule. Transaction costs of A$18.5 million (US$13.3 million) were incurred.

Notes to the consolidated financial statements

for the year ended 31 December

Figures in millions unless otherwise stated

15.2	INTEREST IN JOINT OPERATION (continued)

Below is a summary of Gold Fields’ share of the joint operation and includes inter-company transactions and balances:

	2016
	US$	A$
Statement of financial position
Non-current assets
Property, plant and equipment[1]	268.6	372.4
Current assets
Prepayments	3.9	5.4

Total assets	272.5	377.8

Non-current liabilities
Deferred taxation	0.1	0.2
Current liabilities	272.4	377.6
Related entity loans payable	191.7	265.8
Deferred payment	67.7	93.8
Stamp duty payable	13.0	18.0

Total liabilities	272.5	377.8

(1)

The Gruyere Gold project assets of A$372.4 million were capitalised at the exchange rate on the effective date of the transaction resulting in additions to property, plant and equipment of US$275.9 million. The additions of US$275.9 million (A$372.4 million) are made up of US$197.1 million (A$266.0 million) cash additions and US$78.8 million (A$106.4 million) non-cash additions. Refer note 13.

Notes to the consolidated financial statements

for the year ended 31 December

Figures in millions unless otherwise stated

16.	FINANCIAL INSTRUMENTS

	UNITED STATES DOLLAR
	2016	2015

Financial instruments are split per categories below and the accounting policies for financial instruments have been applied to these line items:
(a) Financial assets
Loans and receivables
- Environmental trust funds	44.5	35.0
- Trade and other receivables	68.6	78.8
- Cash and cash equivalents	526.7	440.0
Fair value through profit or loss
- Trade receivables from provisional copper concentrate sales	10.6	3.1
Available for sale
- Investments	13.8	10.9
Derivative instruments
- Warrants	5.9	—
(b) Financial liabilities
Other financial liabilities
- Borrowings	1,692.9	1,820.3
- Trade and other payables	505.6	393.1
- South Deep dividend	6.4	6.5

17.	INVESTMENTS

	UNITED STATES DOLLAR
	2016	2015

Listed
Cost	62.9	51.8
Less: Accumulated impairments	(45.0)	(44.9)
Net unrealised (loss)/gain on revaluation	(7.4)	0.9

Carrying value	10.5	7.8

Market value	10.5	7.8

Unlisted
Carrying value at cost	3.3	3.1

Derivative instruments
Warrants [2]	5.9	—

Total investments [1]	19.7	10.9

(1)	All listed investments are classified as available for sale. Refer note 42 for details of major investments.
(2)	Consists of 10.0 million common share purchase warrants of Maverix. Refer note 15.1 for further details.

Notes to the consolidated financial statements

for the year ended 31 December

Figures in millions unless otherwise stated

18.	ENVIRONMENTAL TRUST FUNDS

	UNITED STATES DOLLAR
	2016	2015
Balance at beginning of the year	35.0	30.4
Contributions	7.5	7.7
Interest earned	1.0	0.4
Translation adjustment	1.0	(3.5)

Balance at end of the year	44.5	35.0

The trust funds consist of term deposits amounting to US$11.3 million (2015: US$7.9 million) in South Africa, as well as secured cash deposits amounting to US$33.2 million (2015: US$27.1 million) in Ghana.

These funds are intended to fund environmental rehabilitation obligations of the Group’s South African and Ghanaian mines and are not available for general purposes of the Group. All income earned in these funds is re-invested or spent to meet these obligations. The funds are invested in money market and fixed deposits. The obligations which these funds are intended to fund are included in environmental rehabilitation costs under long-term provisions (Refer note 25.1).

19.	INVENTORIES

	UNITED STATES DOLLAR
	2016	2015
Gold-in-process and stockpiles	234.3	189.7
Consumable stores [1]	227.9	241.3

Total inventories [2]	462.2	431.0
Heap leach and stockpiles inventories included in non-current assets[3]	(132.8)	(132.8)

Total current inventories [4]	329.4	298.2

(1)	Consumable stores with a fair value of US$7.8 million was reclassified to assets held for sale. Refer note 12 for further details.
(2)	Refer note 6 for details on the net realisable value write-downs of inventories.
(3)	Heap leach and stockpile inventories will only be processed at the end of life-of-mine.
(4)	The cost of consumable stores consumed during the year and included in cost of sales amounted to US$353.9 million (2015: US$389.2 million and 2014: US$441.2 million).

Notes to the consolidated financial statements

for the year ended 31 December

Figures in millions unless otherwise stated

20.	TRADE AND OTHER RECEIVABLES

	UNITED STATES DOLLAR
	2016	2015
Trade receivables - gold sales and copper concentrate	58.2	68.1
Trade receivables - other	4.5	3.6
Deposits	0.3	0.2
Payroll receivables	10.7	7.2
Prepayments	50.1	40.5
Value added tax	39.6	43.2
Diesel rebate	1.3	3.3
Other	5.5	2.8

Total trade and other receivables	170.2	168.9

21.	CASH AND CASH EQUIVALENTS

	UNITED STATES DOLLAR
	2016	2015
Cash at bank and on hand	526.7	440.0

Total cash and cash equivalents	526.7	440.0

Notes to the consolidated financial statements

for the year ended 31 December

Figures in millions unless otherwise stated

22.	SHARE CAPITAL

Authorised and issued

The authorised share capital of the Company is R500.0 million divided into 1,000,000,000 ordinary par value shares of 50 cents each. The issued share capital of the Company at 31 December 2016 is US$59.6 million (2015: US$58.1 million) divided into 820,606,945 (2015: 776,594,162) ordinary par value shares of 50 cents each.

During 2016, Gold Fields successfully completed a US$151.5 million (R2.3 billion) accelerated equity raising by way of a private placement to institutional investors.

A total number of 38,857,913 new Gold Fields shares were placed at a price of R59.50 per share which represented a 6.0% discount to the 30-day volume weighted average traded price, for the period ended 17 March 2016 and a 0.7% discount to the 50-day moving average.

In terms of the general authority granted by shareholders at the Annual General Meeting (“AGM”) on 18 May 2016, the authorised but unissued ordinary share capital of the Company representing not more than 5% of the issued share capital of the Company from time to time at that date, after setting aside so many ordinary shares as may be required to be allotted and issued pursuant to the share incentive schemes, was placed under the control of the directors. This authority expires at the next annual general meeting where shareholders will be asked to place under the control of the directors the authorised but unissued ordinary share capital of the Company representing not more than 5% of the issued share capital of the Company from time to time.

In terms of the JSE listing requirements, shareholders may, subject to certain conditions, authorise the directors to issue the shares held under their control for cash, other than by means of a rights offer, to shareholders. In order that the directors of the Company may be placed in a position to take advantage of favourable circumstances which may arise for the issue of such shares for cash, without restriction, for the benefit of the Company, shareholders will be asked to consider a special ordinary resolution to this effect at the forthcoming AGM.

Repurchase	of shares

The Company has not exercised the general authority granted to buy back shares from its issued ordinary share capital granted at the AGM held on 18 May 2016. Currently, the number of ordinary shares that may be bought back in any one financial year may not exceed 20% of the issued ordinary share capital as of 18 May 2016. At the next AGM, shareholders will be asked to renew the general authority for the acquisition by the Company, or a subsidiary of the Company, of its own shares.

Treasury shares

In 2011, Mvelaphanda Resources Limited unbundled 856,330 shares held in Gold Fields Limited back to Gold Fields Limited. The Group reclassified these shares as treasury shares, resulting in a decrease in share capital and premium.

On 1 March 2016, the 856,330 treasury shares were issued to employees under the Gold Fields Limited 2012 Share Plan as part of the options exercised in 2016 (Refer note 5 for further details). The Group no longer holds any treasury shares.

Notes to the consolidated financial statements

for the year ended 31 December

Figures in millions unless otherwise stated

23.	DEFERRED TAXATION

	UNITED STATES DOLLAR
	2016	2015
The detailed components of the net deferred taxation liability which results from the differences between the carrying amounts of assets and liabilities recognised for financial reporting and taxation purposes in different accounting periods are:

Liabilities
- Mining assets	973.2	959.8
- Investment in environmental trust funds	2.8	2.1
- Inventories	13.7	14.5
- Other	3.5	9.8

Liabilities	993.2	986.2

Assets
- Provisions	(100.8)	(104.8)
- Tax losses	(54.7)	(72.4)
- Unredeemed capital expenditure	(420.9)	(375.8)

Assets	(576.4)	(553.0)

Net deferred taxation liabilities	416.8	433.2

Included in the statement of financial position as follows:
Deferred taxation assets	(48.7)	(54.1)
Deferred taxation liabilities	465.5	487.3

Net deferred taxation liabilities	416.8	433.2

Balance at beginning of the year	433.2	324.6
Recognised in profit or loss	(12.6)	104.2
Translation adjustment	(3.8)	4.4

Balance at end of the year	416.8	433.2

Notes to the consolidated financial statements

for the year ended 31 December

Figures in millions unless otherwise stated

24.	BORROWINGS

Facility	Notes	2016	2015	Borrower	Nominal interest rate	Commitment fee	Maturity date
The terms and conditions of outstanding loans are as follows:
US$1 billion notes issue (the notes) [1]	(a)(i)	846.4	992.6	Orogen	4.875%	—	7 October 2020
Sibanye Gold guarantee fee [2]	(a)(ii)	—	—	Orogen	—	—	24 April 2015
US$150 million revolving senior secured credit facility[3]	(b)	82.0	42.0	La Cima	LIBOR plus 1.63%	0.65%	19 December 2017
US$70 million senior secured revolving credit facility [4]	(c)	45.0	45.0	Ghana	LIBOR plus 2.40%	1.00%	6 May 2017
US$1,510 million term loan and revolving credit facilities [5]	(d)	—	724.0
- Facility A (US$75 million)		—	—	Orogen	LIBOR plus 2.45%	—	28 November 2015
- Facility A (US$45 million)		—	45.0	Orogen	LIBOR plus 2.45%	—	—
- Facility B (US$720 million)		—	150.0	Orogen	LIBOR plus 2.25%	0.90%	—
- Facility C (US$670 million)		—	529.0	Orogen	LIBOR plus 2.00%	0.80%	—
US$1,290 million term loan and revolving credit facilities [6]	(e)	658.5	—
- Facility A (US$380 million)		380.0	—	Orogen	LIBOR plus 2.50%	—	6 June 2019
- Facility B (US$360 million)		278.5	—	Orogen	LIBOR plus 2.20%	0.77%	6 June 2019
- Facility C (US$550 million)		—	—	Orogen	LIBOR plus 2.45%	0.86%	6 June 2021
R1,500 million Nedbank revolving credit facility [7]	(f)	—	—	GFIJVH/GFO	JIBAR plus 2.50%	0.85%	7 March 2018
Rand revolving credit facilities[8]	(g)
- R500 million Rand Merchant Bank revolving credit facility		—	—	GFIJVH/GFO	JIBAR plus 2.50%	1.00%	19 June 2016
- R500 million Standard Bank revolving credit facility		—	—	GFIJVH/GFO	JIBAR plus 2.75%	1.05%	20 December 2016
Short-term Rand uncommitted credit facilities [9]	(h)	61.0	16.7	—	—	—	—

Total borrowings		1,692.9	1,820.3
Current borrowings		(188.0)	(58.7)

Non-current borrowings		1,504.9	1,761.6

(1)	The balance is net of unamortised transaction costs amounting to US$6.0 million (2015: US$7.4 million) which will unwind over the remaining period of the notes as an interest expense.

The payment of all amounts due in respect of the notes is unconditionally and irrevocably guaranteed by Gold Fields Limited (“Gold Fields”), Sibanye Gold (up to 24 April 2015), Gold Fields Operations Limited (“GFO”) and Gold Fields Holdings Company (BVI) Limited (“GF Holdings”) (collectively “the Guarantors”), on a joint and several basis.

Notes to the consolidated financial statements

for the year ended 31 December

Figures in millions unless otherwise stated

24.	BORROWINGS (continued)

The notes and guarantees constitute direct, unsubordinated and unsecured obligations of Orogen and the Guarantors, respectively, and rank equally in right of payment among themselves and with all other existing and future unsubordinated and unsecured obligations of Orogen and the Guarantors, respectively.

Gold Fields Australasia Proprietary Limited (“GFA”) offered and accepted the purchase of an aggregate principal amount of notes equal to US$147.6 million at the purchase price of US$880 per US$1,000 in principal amount of notes. GFA intends to hold the notes acquired until their maturity on 7 October 2020. The purchase of the notes amounting to US$147.6 million was financed by drawing down under the US$1,510 million term loan and revolving credit facilities. The group recognised a profit of US$17.7 million on the buy back of the notes.

(2)	As part of the unbundling of Sibanye Gold in 2013, an indemnity agreement (“the Indemnity Agreement”) was entered into between the Guarantors, pursuant to which the Guarantors (other than Sibanye Gold) hold Sibanye Gold harmless from and against any and all liabilities and expenses which may be incurred by Sibanye Gold under or in connection with the notes, including any payment obligations by Sibanye Gold to the noteholders or the trustee of the notes pursuant to the guarantee of the notes, all on the terms and subject to the conditions contained therein.

The original Sibanye Gold guarantee fee liability was recognised as the present value of future cash flows using a risk-free rate, based on 0.25% of the value of the notes, payable semi-annually. The guarantee fee varied, based on the Group’s credit rating.

In March 2015, Gold Fields approached the noteholders through a consent solicitation process to release Sibanye Gold of its obligation as a guarantor under the notes. On 22 April 2015 the noteholders approved the various resolutions to release Sibanye Gold as a guarantor. The release became effective on 24 April 2015 when all the conditions to the extraordinary resolution were met. As a result of this release, the Sibanye Gold guarantee fee of US$26.2 million was derecognised.

(3)	Borrowings under the revolving senior secured credit facility are secured by first-ranking assignments of all rights, title and interest in all of La Cima’s concentrate sale agreements. In addition, the offshore and onshore collection accounts of La Cima are subject to an account control agreement and a first-ranking charge in favour of the lenders. This facility is non-recourse to the rest of the Group. The revolving senior secured credit facility matures in 2017 and as a result is disclosed as a current liability as at 31 December 2016.

At 31 December 2015, La Cima did not meet certain covenants specified in the revolving senior secured credit facility agreement. The lenders subsequently waived their rights and entitlements arising from the failure of La Cima to meet the specific covenants. Notwithstanding the waiver received from the lenders and the fact that there was no legal or constructive obligation to settle the debt within the next 12 months at the time, IAS 1 Presentation of Financial Statements, requires that the balance outstanding under the revolving senior secured credit facility be disclosed as a current liability at 31 December 2015. At 31 December 2016, there are no breaches in covenants.

The total amount available under this facility was US$150.0 million (2015: US$150.0 million) at 31 December 2016.

(4)

Borrowings under the facility are guaranteed by Gold Fields Ghana Limited and Abosso Goldfields Limited. Borrowings under this facility are also secured by the registration of security over certain fleet

Notes to the consolidated financial statements

for the year ended 31 December

Figures in millions unless otherwise stated

24.	BORROWINGS (continued)

vehicles owned by GF Ghana and Abosso (“Secured Assets”). In addition, the lenders are noted as first loss payees under the insurance contracts in respect of the Secured Assets and are assigned the rights under the maintenance contracts between certain suppliers of the Secured Assets. This facility is non-recourse to the rest of the Group. The facility matures in 2017 and as a result is disclosed as a current liability as at 31 December 2016.

Fleet assets in Ghana amounting to US$95.5 million (2015: US$176.6 million) have been pledged as security for this facility.

(5)	Borrowings under these facilities are guaranteed by Gold Fields, GF Holdings, Orogen, GFO and GFIJVH.

US$75 million of Facility A matured on 28 November 2015, resulting in the total amount available at 31 December 2015 to be US$1,435 million.

The remaining facilities were cancelled and refinanced through the US$1,290 million term loan and revolving credit facilities on 6 June 2016, resulting in the total amount available to be US$nil at 31 December 2016.

(6)	Borrowings under this facility are guaranteed by Gold Fields, GFO, GF Holdings, Orogen, GFIJVH and Gold Fields Ghana Holdings (BVI) Limited.

(7)	Borrowings under this facility are guaranteed by Gold Fields, GFO, GF Holdings, Orogen and GFIJVH.

(8)	Borrowings under these facilities were guaranteed by Gold Fields, GFO, GF Holdings, Orogen and GFIJVH.

(9)	The Group utilised uncommitted loan facilities from some of the major banks to fund the capital expenditure and working capital requirements of the South African operation. These facilities have no fixed terms, are short term in nature and interest rates are market related. Borrowings under these facilities are guaranteed by Gold Fields.

		UNITED STATES DOLLAR
		2016	2015
(a)(i)	US$1 billion notes issue
	Balance at beginning of the year	992.6	964.6
	Transaction costs derecognised	—	26.2
	Buy-back of US$200 million notes	(129.9)	—
	Profit on buy-back of notes	(17.7)	—
	Unwinding of transaction costs	1.4	1.8

	Balance at end of the year	846.4	992.6

(a)(ii)	Sibanye Gold guarantee fee
	Balance at beginning of the year	—	26.7
	Payment of Sibanye Gold guarantee fee	—	(0.9)
	Unwinding of interest	—	0.4
	Derecognition	—	(26.2)

	Balance at end of the year	—	—

Notes to the consolidated financial statements

for the year ended 31 December

Figures in millions unless otherwise stated

24.	BORROWINGS (continued)

		UNITED STATES DOLLAR
		2016	2015
(b)	US$150 million revolving senior secured credit facility
	Balance at beginning of the year	42.0	42.0
	Loans advanced	40.0	—

	Balance at end of the year	82.0	42.0

(c)	US$70 million senior secured revolving credit facility
	Balance at beginning of the year	45.0	35.0
	Loans advanced	—	10.0

	Balance at end of the year	45.0	45.0

(d)	US$1,510 million term loan and revolving credit facilities
	Balance at beginning of the year	724.0	626.0
	Loans advanced	174.0	400.0
	Repayments	(898.0)	(302.0)

	Balance at end of the year	—	724.0

(e)	US$1,290 million term loan and revolving credit facilities
	Loans advanced	707.5	—
	Repayments	(49.0)	—

	Balance at end of the year	658.5	—

(f)	R1,500 million Nedbank revolving credit facility
	Balance at beginning of the year	—	129.8
	Loans advanced	20.8	—
	Repayments	(21.3)	(129.0)
	Translation adjustment	0.5	(0.8)

	Balance at end of the year	—	—

(g)	Rand revolving credit facilities
	Balance at beginning of the year	—	21.6
	Repayments	—	(21.5)
	Translation adjustment	—	(0.1)

	Balance at end of the year	—	—

(h)	Short-term Rand uncommitted credit facilities
	Balance at beginning of the year	16.7	65.2
	Loans advanced	356.4	96.0
	Repayments	(315.0)	(141.8)
	Translation adjustment	2.9	(2.7)

	Balance at end of the year	61.0	16.7

	Total borrowings	1,692.9	1,820.3

Notes to the consolidated financial statements

for the year ended 31 December

Figures in millions unless otherwise stated

24.	BORROWINGS (continued)

	UNITED STATES DOLLAR
	2016	2015
The exposure of the Group’s borrowings to interest rate changes and the contractual repricing dates at the reporting dates are as follows:

Variable rate with exposure to repricing (six months or less)	846.5	827.7
Fixed rate with no exposure to repricing (US$1 billion notes issue)	846.4	992.6

	1,692.9	1,820.3

The carrying amounts of the Group’s borrowings are denominated in the following currencies:
US Dollar	1,631.9	1,803.6
Rand	61.0	16.7

	1,692.9	1,820.3

The Group has the following undrawn borrowing facilities:

Committed	979.0	1,009.5
Uncommitted	56.6	79.1

	1,035.6	1,088.6

All of the above undrawn committed facilities have floating rates. The uncommitted facilities have no expiry dates and are open ended. Undrawn committed facilities have the following expiry dates:

- within one year	93.0	66.2
- later than one year and not later than two years	106.9	844.0
- later than two years and not later than three years	81.5	99.3
- later than three years and not later than five years	697.6	—

	979.0	1,009.5

Notes to the consolidated financial statements

for the year ended 31 December

Figures in millions unless otherwise stated

25.	PROVISIONS

		UNITED STATES DOLLAR
		2016	2015

25.1	Environmental rehabilitation costs	283.1	275.4
25.2	South Deep dividend	6.4	6.5
25.3	Other	2.2	2.2

	Total provisions	291.7	284.1

25.1	Environmental rehabilitation costs
	Balance at beginning of the year	275.4	311.2
	Changes in estimates [1]	5.0	(14.3)
	Interest expense	10.9	11.7
	Payments	(7.4)	(9.8)
	Translation adjustment	(0.8)	(23.4)

	Balance at end of the year [2]	283.1	275.4

	The provision is calculated using the following gross closure cost estimates:
	South Africa	37.1	29.0
	Ghana	105.3	91.5
	Australia	181.8	186.0
	Peru	56.6	46.7

	Total gross closure cost estimates	380.8	353.2

	The provision is calculated using the following assumptions:	Inflation rate	Discount rate
	2016
	South Africa	5.5%	9.7%
	Ghana	2.2%	9.7% - 9.8%
	Australia	2.5%	1.9% - 3.0%
	Peru	2.2%	3.7%
	2015
	South Africa	5.4%	10.1%
	Ghana	2.2%	7.8% - 8.8%
	Australia	2.5%	2.0% - 2.8%
	Peru	2.2%	3.5%

(1)	Changes in estimates are defined as changes in reserves and corresponding changes in life of mine as well as changes in laws and regulations governing environmental matters, closure cost estimates and discount rates.
(2)	South African, Ghanaian, Australian and Peruvian mining companies are required by law to undertake rehabilitation works as part of their ongoing operations. These environmental rehabilitation costs are funded as follows:

- Ghana - reclamation bonds underwritten by banks and restricted cash (refer note 18);

Notes to the consolidated financial statements

for the year ended 31 December

Figures in millions unless otherwise stated

25.	PROVISIONS (continued)

- South Africa - contributions into environmental trust funds (refer note 18) and guarantees;

- Australia - unfunded; and

- Peru - bank guarantees.

Refer to note 38 for expected timing of cash outflows in respect of the gross closure cost estimates. Certain current rehabilitation costs are charged to this provision as and when incurred.

25.2	South Deep dividend

	UNITED STATES DOLLAR
	2016	2015
Total provision	7.8	7.8
Current portion included in trade and other payables	(1.4)	(1.3)

Balance at end of the year	6.4	6.5

During the six month period ended 31 December 2010, a wholly owned subsidiary company of Gold Fields, Newshelf 899 (Proprietary) Limited (“Newshelf”), was created to acquire 100% of the South Deep net assets from Sibanye Gold. Sibanye Gold was a wholly owned subsidiary of Gold Fields at the time. The new company then issued 10 million Class B ordinary shares representing 10% of South Deep’s net worth to a consortium of BEE partners. Class B ordinary shareholders are entitled to a dividend of R2 per share and can convert the Class B to Class A ordinary shares over a 20 year period from the effective date of the transaction, 6 December 2010. The Class B ordinary shares will convert one-third after 10 years and a third thereafter on each fifth year anniversary.

This transaction was made up of a preferred BEE dividend (R151.4 million) and an equity component (R673.4 million). The preferred dividend represents a liability of Gold Fields to the Class B ordinary shareholders and was valued at R151.4 million, of which R20.0 million or US$1.3 million was declared on 16 March 2016 (20 March 2015: R20.0 million or US$1.7 million) and R20.0 million or US$1.4 million (2015: R20.0 million or US$1.3 million) is classified as a short-term portion under trade and other payables.

Notes to the consolidated financial statements

for the year ended 31 December

Figures in millions unless otherwise stated

26.	LONG-TERM INCENTIVE PLAN

	UNITED STATES DOLLAR
	2016	2015
Balance at beginning of the year	12.6	8.3
Charge to income statement	11.0	5.3
Translation adjustment	—	(1.0)

Balance at end of the year	23.6	12.6

On 1 March 2014, the Remuneration Committee approved the Gold Fields Limited Long-Term Incentive Plan (“LTIP”) to replace the Gold Fields Limited 2012 Share Plan. The plan provides for executive directors, certain officers and employees to receive a cash award conditional on the achievement of specified performance conditions relating to total shareholder return and free cash flow margin. The conditions are assessed over the performance cycle which runs over three calendar years. The expected timing of the cash outflows in respect of each grant is at the end of three years after the original award was made. The fair value of the free cash flow portion of the awards are valued based on the actual and expected achievement of the cash flow targets set out in the plan. No allocations were made under the LTIP in 2016 following the introduction of the Gold Fields Limited 2012 share plan as amended (Refer note 5).

The fair value of the total shareholder return portion of the awards granted during the year made under this plan is valued using the Monte Carlo simulation model. The inputs to the model were as follows:

- weighted average historical volatility (based on a statistical analysis of the share price on a weighted moving average basis for the expected term of the option)	—	45.2%
- expected term (years)	—	3.0
- three-year risk-free interest rate (based on US interest rates)	—	1.5%

27.	TRADE AND OTHER PAYABLES

	UNITED STATES DOLLAR
	2016	2015
Trade payables	169.3	155.3
Accruals and other payables	245.9	226.4
Leave pay accrual	37.7	34.5
Interest payable on loans	9.7	11.4
Deferred payment - refer note 15.2	67.7	—
Stamp duty payable - refer note 15.2	13.0	—

Total trade and other payables	543.3	427.6

Notes to the consolidated financial statements

for the year ended 31 December

Figures in millions unless otherwise stated

28.	CASH GENERATED BY OPERATIONS

	UNITED STATES DOLLAR
	2016	2015	2014
Profit/(loss) for the year	173.7	(242.6)	20.4
Mining and income taxation	192.1	247.1	118.1
Royalties	80.4	76.0	86.1
Interest expense	82.5	87.8	105.0
Interest received	(7.3)	(5.9)	(3.6)
Dividends received	—	—	(0.1)

Profit before non-cash and other adjusting items	521.4	162.4	325.9
Amortisation and depreciation	679.2	609.9	656.7
Interest expense - environmental rehabilitation	10.9	11.7	18.4
Non-cash rehabilitation (income)/charge	(9.9)	(15.1)	18.4
Interest received - environmental trust funds	(1.0)	(0.4)	(0.5)
Impairment and write-off of investments and assets	124.0	251.9	26.7
(Profit)/loss on disposal of assets	(48.0)	0.1	1.3
Profit on disposal of investments	(2.3)	(0.1)	(0.5)
Profit on disposal of Chucapaca	—	—	(4.6)
Share-based payments	14.4	10.9	26.0
Long-term incentive plan	11.0	5.3	8.7
Borrowing costs capitalised	(15.1)	(16.6)	(24.2)
Share of results of equity-accounted investees after taxation	—	2.4	(1.2)
Other	(14.5)	(17.0)	10.2

Total cash generated by operations	1,270.1	1,005.4	1,061.3

29.	CHANGE IN WORKING CAPITAL

	UNITED STATES DOLLAR
	2016	2015	2014
Inventories	(38.6)	46.9	(15.6)
Trade and other receivables	2.8	37.4	26.6
Trade and other payables	33.1	(40.7)	72.7

Total change in working capital	(2.7)	43.6	83.7

30.	ROYALTIES PAID

	UNITED STATES DOLLAR
	2016	2015	2014
Amount owing at beginning of the year	(18.5)	(20.4)	(23.1)
Royalties	(80.4)	(76.0)	(86.1)
Amount owing at end of the year	20.2	18.5	20.4
Translation	—	1.0	—

Total royalties paid	(78.7)	(76.9)	(88.8)

Notes to the consolidated financial statements

for the year ended 31 December

Figures in millions unless otherwise stated

31.	TAXATION PAID

	UNITED STATES DOLLAR
	2016	2015	2014
Amount owing at beginning of the year	(59.3)	(37.8)	(11.5)
SA and foreign current taxation	(204.7)	(142.9)	(134.2)
Amount owing at end of the year	107.9	59.3	37.8
Translation	—	3.0	2.6

Total taxation paid	(156.1)	(118.4)	(105.3)

32.	DISPOSAL OF CHUCAPACA

	UNITED STATES DOLLAR
	2016	2015	2014
During 2014, Gold Fields disposed of its 51% interest in Canteras del Hallazgo (entity that houses the Chucapaca project in Peru) to Compañía de Minas Buenaventura S.A.A.

Below is a summary of Chucapaca’s assets and liabilities disposed of in 2014:
Property, plant and equipment	—	—	132.4
Non-current assets	—	—	10.1
Trade and other receivables	—	—	5.7
Cash and cash equivalents	—	—	0.7

Total assets disposed of	—	—	148.9

Deferred taxation	—	—	2.1
Trade and other payables	—	—	0.6

Total liabilities disposed of	—	—	2.7

Net assets disposed of	—	—	146.2
Less: Non-controlling interest	—	—	(69.8)

Carrying value disposed of	—	—	76.4
Cash received	—	—	81.0

Profit on disposal	—	—	4.6

Notes to the consolidated financial statements

for the year ended 31 December

Figures in millions unless otherwise stated

33.	RETIREMENT BENEFITS

All employees are members of various defined contribution retirement schemes.

Contributions to the various retirement schemes are fully expensed during the period in which they are incurred. The cost of providing retirement benefits for the year amounted to US$30.0 million (2015: US$32.8 million and 2014: US$35.4 million).

34.	COMMITMENTS

	UNITED STATES DOLLAR
	2016	2015
Capital expenditure
Contracted for	46.2	48.9
Operating leases [1]
- within one year	42.5	2.6
- later than one and not later than five years	229.9	4.4
- later than five years	277.3	—
Guarantees

The Group provides environmental obligation guarantees with respect to its South African, Peruvian and Ghanaian operations. These guarantees amounted to US$100.1 million at 31 December 2016 (2015: US$80.0 million) (refer note 25.1).

(1)	The operating lease commitments consist mainly of power purchase agreements entered into at Tarkwa and Damang in 2016. Included in these amounts are payments for non-lease elements in the arrangement.

35.	CONTINGENT LIABILITIES

Randgold and Exploration summons

On 21 August 2008, Gold Fields Operations Limited (“GFO”), formerly known as Western Areas Limited (“WAL”), a subsidiary of Gold Fields Limited, received a summons from Randgold and Exploration Company Limited (“R&E”) and African Strategic Investment (Holdings) Limited. The summons claims that during the period that GFO was under the control of Brett Kebble, Roger Kebble and others, WAL assisted in the unlawful disposal of shares owned by R&E in Randgold Resources Limited, or Resources, and Afrikander Lease Limited, now Uranium One.

The claims have been computed in various ways. The highest claims have been computed on the basis of the highest prices of Resources and Uranium One between the dates of the alleged thefts and March 2008 (between approximately US$700 million and US$800 million (between R11 billion and R12 billion)). The alternative claims have been computed on the basis of the actual amounts allegedly received by GFO to fund its operations (approximately R519 million or US$34 million).

Notes to the consolidated financial statements

for the year ended 31 December

Figures in millions unless otherwise stated

35.	CONTINGENT LIABILITIES (continued)

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

GFO’s assessment remains that it has sustainable defences to these claims and, accordingly, Gold Fields Operation Limited’s attorneys were instructed to vigorously defend the claims.

The ultimate outcome of the claims cannot presently be determined and, accordingly, no adjustment for any effects on the Company that may result from these claims, if any, has been made in the consolidated financial statements.

Silicosis

The principal health risks associated with Gold Fields’ mining operations in South Africa arise from occupational exposure to silica dust, noise, heat and certain hazardous chemicals. The most significant occupational diseases affecting Gold Fields’ workforce include lung diseases (such as silicosis, tuberculosis, a combination of the two and chronic obstructive airways disease (“COAD”) as well as noise-induced hearing loss (“NIHL”). The Occupational Diseases in Mines and Works Act, 78 of 1973 (“ODMWA”) governs the compensation paid to mining employees who contract certain illnesses, such as silicosis. In 2011 the South African Constitutional Court ruled that a claim for compensation under ODMWA does not prevent employees from seeking compensation from their employer in a civil action under common law (either as individuals or as a class). While issues such as negligence and causation need to be proved on a case-by-case basis, it is possible that such ruling could expose Gold Fields to claims related to occupational hazards and diseases (including silicosis), which may be in the form of a class or similar group action. If Gold Fields were to face a significant number of such claims and the claims were suitably established against it, the payment of compensation for the claims could have a material adverse effect on Gold Fields’ results of operations and financial condition. In addition, Gold Fields may incur significant additional costs arising out of these issues, including costs relating to the payment of fees, levies or other contributions in respect of compensatory or other funds established (if any) and expenditures arising out of its efforts to resolve any outstanding claims or other potential action.

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

These were applications in terms of which the court was asked to certify a class action to be instituted by the applicants on behalf of the classes of affected people. According to the applicants, these are the first and preliminary steps in a process, where if the court were to certify the class action, the applicants will in the second stage, bring an action wherein they will attempt to hold Gold Fields and other mining companies

Notes to the consolidated financial statements

for the year ended 31 December

Figures in millions unless otherwise stated

35.	CONTINGENT LIABILITIES (continued)

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

Gold Fields opposed the applications.

The two class actions were consolidated into one application on 17 October 2014. In terms of the consolidated application, the court is asked to allow the class actions to be certified. The consolidated application was heard during the weeks of 12 and 19 October 2015. Judgment was reserved.

On 13 May 2016, the High Court ordered, among other things: (1) the certification of two classes: (a) a silicosis class comprising current and former mine workers who have contracted silicosis and the dependants of mine workers who have died of silicosis; and (b) a tuberculosis class comprising current and former mine workers who have worked on the mines for a period of not less than two years and who have contracted pulmonary tuberculosis and the dependants of deceased mine workers who died of pulmonary tuberculosis; and (2) that the common law be developed to provide that, where a claimant commences suing for general damages and subsequently dies whether arising from harm caused by a wrongful act or omission of a person or otherwise, before close of pleadings, and who would but for his or her death have been entitled to continue with such action, the claim for general damages will transmit to the estate of the deceased claimant.

The progression of the classes certified will be done in two phases: (i) a determination of common issues, on an opt-out basis, and (ii) the hearing and determination of individualised issues, on an opt-in basis. In addition, costs were awarded in favour of the claimants. The High Court ruling did not represent a ruling on the merits of the cases brought by the claimants. The amount of damages has not yet been quantified for any of the claimants in the consolidated class application or for any other members of the classes.

Gold Fields and the other respondents believe that the judgment addressed a number of highly complex and important issues, including a far-reaching amendment of the common law, that have not previously been considered by other courts in South Africa. The High Court itself found that the scope and magnitude of the proposed claims is unprecedented in South Africa and that the class action would address novel and complex issues of fact and law. The companies applied for leave to appeal against the judgment because they believed that the court’s ruling on some of these issues is incorrect and that another court may come to a different decision.

On 24 June 2016, the High Court granted the mining companies leave to appeal against the finding amending the common law in respect of the transmissibility of general damages claims. It refused leave to appeal on the certification of silicosis and tuberculosis classes.

On 15 July 2016, Gold Fields and the other respondents each filed petitions to the Supreme Court of Appeal for leave to appeal against the certification of the two separate classes for silicosis and tuberculosis. On 21 September 2016, the Supreme Court of Appeal granted the respondents leave to appeal against all aspects of the class certification judgment of the South Gauteng High Court delivered in May 2016. The appeal record has been filed. It is anticipated that an appeal hearing date may be allocated in the third quarter of 2017.

In addition to the consolidated class action application, an individual action has been instituted against Gold Fields and other mining companies in terms of which the plaintiff claims some US$2 million (R25 million)

Notes to the consolidated financial statements

for the year ended 31 December

Figures in millions unless otherwise stated

35.	CONTINGENT LIABILITIES (continued)

in damages plus interest and costs, arising from his alleged contraction of silicosis which he claims was caused by the defendants. The matter is being defended. Gold Fields is proceeding with trial preparation in the normal course. No trial date has yet been allocated.

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

Gold Fields commissioned additional technical studies during 2016 to identify the steps required to prevent or mitigate the potentially material AD impacts at its Cerro Corona, Damang and South Deep operations, but none of these studies have allowed Gold Fields to generate a reliable estimate of the total potential impact on the Company. Gold Fields mine closure cost estimates for 2016 contain costs for the aspects of AD management which the Company has reliably been able to estimate.

Gold Fields continues to investigate technical solutions at both its South Deep, Cerro Corona and Damang mines to better inform appropriate short- and long-term mitigation strategies for AD management and to work towards a reasonable cost estimate of these potential issues. Further studies are planned for 2017.

No adjustment for any effects on the Company that may result from AD, if any, has been made in the consolidated financial statements other than through the Group’s normal rehabilitation provisions (refer note 25.1).

Native claim

On 29 March 2016, the Full Court of the Federal Court of Australia overturned a July 2014 Federal Court decision that the re-grant of certain tenements to Gold Fields Australia’s St Ives mine in 2004 by the State was not compliant with the correct processes in the Native Title Act 1993 (Cth).

The Full Federal Court confirmed that St Ives’ re-granted tenements are valid for the purpose of the Native Title Act, and that while St Ives’ rights as tenement holder and the Ngadju People’s native title rights shall coexist, St Ives’ rights shall prevail should there be any inconsistencies.

Following the decision of the Full Federal Court in favour of St Ives, the Ngadju group applied for permission to appeal that decision to the High Court of Australia. On 14 October 2016, that request was declined by the High Court, leaving no other opportunity for review or appeal. St Ives continues to engage with the Ngadju group in relation to routine heritage surveys and other matters.

Notes to the consolidated financial statements

for the year ended 31 December

Figures in millions unless otherwise stated

35.	CONTINGENT LIABILITIES (continued)

Accordingly, no adjustment for any effects on the Company has been made in the consolidated financial statements.

Regulatory investigation

On 22 June 2015, Gold Fields notified shareholders that it had been informed by the Foreign Corrupt Practices Act Unit of the United States Securities Exchange Commission (“the Commission”) that it had concluded its investigation in connection with the Black Economic Empowerment (“BEE”) transaction related to South Deep and, based on the information available to them, would not recommend to the Commission that enforcement action be taken against Gold Fields.

The notice was provided under the guidelines set out in the final paragraph of the Securities Act Release No 5310, which states in part that the notice must in no way be construed as indicating that the party has been exonerated or that no action may ultimately result from the staff’s investigation.

In South Africa, in 2013 the Directorate for Priority Crime Investigation (“the Hawks”) informed the Company that it had started a preliminary investigation into the BEE transaction to determine whether or not to proceed with a formal investigation, following a complaint by the Democratic Alliance, a political party in South Africa. The investigation is still in process and it is not possible to determine what effect the ultimate outcome of this investigation, any regulatory findings and any related developments could have on the Company or the timing thereof.

Accordingly, no adjustment for any effects on the Company that may result from the outcome of these investigations, if any, has been made in the consolidated financial statements.

South Deep tax dispute

The South Deep mine (“South Deep”) is jointly owned and operated by GFIJVH (50%) and GFO (50%).

At 31 December 2016, South Deep’s gross deductible temporary differences amounted to US$1,585.3 million (R22,242.2 million), resulting in a deferred tax asset balance of US$475.6 million (R6,672.7 million). This amount is included in the consolidated deferred tax asset of US$48.7 million on Gold Fields’ statement of financial position. South Deep’s gross deductible temporary differences comprises unredeemed capital expenditure balances of US$633.2 million (R8,884.0 million) (tax effect: US$190.0 million (R2,665.2 million)) at GFIJVH and US$606.4 million (R8,508.0 million) (tax effect: US$181.9 million (R2,552.4 million)) at GFO, a capital allowance balance (additional capital allowance) of US$163.4 million (R2,292.0 million) (tax effect: US$49.0 million (R687.6 million)) at GFIJVH and an assessed loss balance of US$182.3 million (R2,558.2 million) (tax effect: US$54.7 million (R767.5 million)) at GFO.

During the September 2014 quarter, the South African Revenue Service (“SARS”) issued a Finalisation of Audit Letter (“the Audit Letter”) stating that SARS has restated GFIJVH’s additional capital allowance balance reflected on its 2011 tax return from R2,292.0 million (US$151.8 million) to nil. The tax effect of this amount is R687.6 million (US$49.0 million), that being referred to above as the “additional capital allowance”.

The additional capital allowance was claimed by GFIJVH in terms of section 36(11)(c) of the South African Income Tax Act, 1962 (“the Act”). The additional capital allowance provides an incentive for new mining

Notes to the consolidated financial statements

for the year ended 31 December

Figures in millions unless otherwise stated

35.	CONTINGENT LIABILITIES (continued)

development and only applies to unredeemed capital expenditure. The additional capital allowance allows a 12% capital allowance over and above actual capital expenditure incurred on developing a deep level gold mine, as well as a further annual 12% allowance on the mine’s unredeemed capital expenditure balance brought forward, until the year that the mine starts earning mining taxable income (ie when all tax losses and unredeemed capital expenditure have been fully utilised).

In order to qualify for the additional capital allowance, South Deep must qualify as a “post-1990 gold mine” as defined in the Act. A “post-1990 gold mine”, according to the Act, is defined as “a gold mine which, in the opinion of the Director-General: Mineral and Energy Affairs, is an independent workable proposition and in respect of which a mining authorisation for gold mining was issued for the first time after 14 March 1990”.

During 1999, the Director-General: Minerals and Energy Affairs (“DME”) and SARS confirmed, in writing, that GFIJVH is a “post-1990 gold mine” as defined, and therefore qualified for the additional capital allowance. Relying on these representations, GFIJVH subsequently filed its tax returns on this basis, as was confirmed by the DME and SARS.

In the Audit Letter, SARS stated that both the DME and SARS erred in issuing the confirmations as mentioned above and that GFIJVH does not qualify as a “post-1990 gold mine” and therefore does not qualify for the additional capital allowance.

The Group has taken legal advice on the matter and was advised by external Senior Counsel that SARS should not be allowed to disallow the claiming of the additional capital allowance. GFIJVH has in the meantime not only formally appealed against the position taken by SARS, but also filed an application in the High Court and will vigorously defend its position. A trial date in the Tax Court has been set for October 2017.

Accordingly, no adjustment for any effects on the Company that may result from the proceedings, if any, has been made in the consolidated financial statements.

36.	EVENTS AFTER THE REPORTING DATE

Final dividend

On 15 February 2017, Gold Fields declared a final dividend of 60 SA cents per share.

Darlot disposal

On 16 February 2017, Gold Fields announced their intention to dispose of its Darlot operations in Australia.

Notes to the consolidated financial statements

for the year ended 31 December

Figures in millions unless otherwise stated

37.	FAIR VALUE OF ASSETS AND LIABILITIES

The estimated fair values of the Group’s financial assets and liabilities are:

	UNITED STATES DOLLAR
	2016		2015
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and cash equivalents	526.7	526.7	440.0	440.0
Trade and other receivables	79.2	79.2	81.9	81.9
Environmental trust fund	44.5	44.5	35.0	35.0
Investments	19.7	19.7	10.9	10.9

Financial liabilities
Trade and other payables	505.6	505.6	393.1	393.1
Borrowings	1,504.9	1,496.7	1,761.6	1,527.8
Current portion of borrowings	188.0	188.0	58.7	58.7
South Deep dividend	6.4	6.4	6.5	6.5

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Trade and other receivables, trade and other payables and cash and cash equivalents

The carrying amounts approximate fair values due to the short maturity of these instruments, except for oil derivatives amounting to US$nil (2015: US$1.5 million) included in other payables which are measured at fair value. The fair values of these contracts are determined by using available market contract values for each trading date’s settlement volume.

Investments

The fair value of publicly traded instruments (listed investments) is based on quoted market values. Unlisted investments are accounted for at cost with adjustments for write-downs where appropriate and the fair value approximates their carrying value. Derivative instruments are accounted for at fair value with adjustments to the fair value being recognised in profit or loss.

Environmental trust fund

The environmental trust fund is stated at fair value based on the nature of the fund’s investments.

Borrowings and current portion of borrowings

The fair value of borrowings and current portion of borrowings, except for the US$1 billion notes issue at a fixed interest rate, approximates their carrying amount as the impact of credit risk is included in the measurement of carrying amounts. The fair value of the US$1 billion notes issue is based on listed market prices.

South Deep dividend

The carrying amount approximates the fair value.

Notes to the consolidated financial statements

for the year ended 31 December

Figures in millions unless otherwise stated

37.	FAIR VALUE OF ASSETS AND LIABILITIES (continued)

The Group uses the following hierarchy for measuring the fair value of assets and liabilities at the reporting date:

Level 1: unadjusted quoted prices in active markets for identical asset or liabilities;

Level 2: inputs other than quoted prices in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Group recognises transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred. There were no transfers during the years ended 31 December 2016 and 2015.

The following table sets out the Group’s assets and liabilities measured at fair value by level within the fair value hierarchy at the reporting date:

UNITED STATES DOLLAR
2015					2016
Level 1	Level 2	Level 3	Total		Total	Level 1	Level 2	Level 3
				Assets measured at fair value
				Trade receivables from provisional
—	3.1	—	3.1	copper concentrate sales	10.6	—	10.6	—
7.8	—	—	7.8	Listed investments	10.5	10.5	—	—
—	—	—	—	Derivative instruments	5.9	—	5.9	—

				Liabilities measured at fair value
—	1.5	—	1.5	Oil derivative contracts	—	—	—	—

Trade receivables from provisional copper concentrate sales

Valued using quoted market prices based on the forward London Metal Exchange (“LME”) and, as such, is classified within Level 2 of the fair value hierarchy.

Listed investments

Comprise equity investments in listed entities and are therefore valued using quoted market prices in active markets.

Derivative instruments

Derivative instruments are measured at fair value through profit or loss. The fair value is determined using a standard European call option format based on a standard option theory model.

Oil derivative contracts

The fair values of these contracts are determined by using available market contract values for each trading date’s settlement volume.

Notes to the consolidated financial statements

for the year ended 31 December

Figures in millions unless otherwise stated

38.	RISK MANAGEMENT ACTIVITIES

In the normal course of its operations, the Group is exposed to commodity price, currency, interest rate, liquidity, equity price and credit risk. In order to manage these risks, the Group has developed a comprehensive risk management process to facilitate control and monitoring of these risks.

Controlling and managing risk in the Group

Gold Fields has policies in areas such as counterparty exposure, hedging practices and prudential limits which have been approved by Gold Fields’ Board of Directors. Management of financial risk is centralised at Gold Fields’ treasury department (“Treasury”), which acts as the interface between Gold Fields’ operations and counterparty banks. Treasury manages financial risk in accordance with the policies and procedures established by the Gold Fields Board of Directors and Executive Committee.

Gold Fields’ Board of Directors has approved dealing limits for money market, foreign exchange and commodity transactions, which Gold Fields’ Treasury is required to adhere to. Among other restrictions, these limits describe which instruments may be traded and demarcate open position limits for each category as well as indicating counterparty credit-related limits. The dealing exposure and limits are checked and controlled each day and reported to the Chief Financial Officer.

The objective of Treasury is to manage all financial risks arising from the Group’s business activities in order to protect profit and cash flows. Treasury activities of Gold Fields Limited and its subsidiaries are guided by the Treasury Policy, the Treasury Framework as well as domestic and international financial market regulations. Treasury activities are currently performed within the Treasury Framework with appropriate resolutions from the Board of Gold Fields Limited, which are reviewed and approved annually by the Audit Committee.

The financial risk management objectives of the Group are defined as follows:

Liquidity risk management: The objective is to ensure that the Group is able to meet its short-term commitments through the effective and efficient usage of credit facilities and cash resources.

Currency risk management: The objective is to maximise the Group’s profits by minimising currency fluctuations.

Funding risk management: The objective is to meet funding requirements timeously and at competitive rates by adopting reliable liquidity management procedures.

Investment risk management: The objective is to achieve optimal returns on surplus funds.

Interest rate risk management: The objective is to identify opportunities to prudently manage interest rate exposures.

Counterparty exposure: The objective is to only deal with approved counterparts that are of a sound financial standing and who have an official credit rating. The Group is limited to a maximum investment of 2.5% of the financial institutions’ equity, which is dependent on the institutions’ credit rating. The credit rating used is Fitch Ratings’ short-term credit rating for financial institutions.

Commodity price risk management: Commodity risk management takes place within limits and with counterparts as approved in the Treasury Framework.

Operational risk management: The objective is to implement controls to adequately mitigate the risk of error and/or fraud.

Notes to the consolidated financial statements

for the year ended 31 December

Figures in millions unless otherwise stated

38.	RISK MANAGEMENT ACTIVITIES (continued)

Banking relations management: The objective is to maintain relationships with credible financial institutions and ensure that all contracts and agreements related to risk management activities are co-ordinated and consistent throughout the Group and that they comply where necessary with all relevant regulatory and statutory requirements.

Credit risk

Credit risk represents risk that an entity will suffer a financial loss due to the other party of a financial instrument not discharging its obligation.

The Group has reduced its exposure to credit risk by dealing with a number of counterparties. The Group approves these counterparties according to its risk management policy and ensures that they are of good credit quality.

Receivables are reviewed on a regular basis and an allowance for impairment is raised when they are not considered recoverable.

The combined maximum credit risk exposure of the Group is as follows:

	UNITED STATES DOLLAR
	2016	2015
Environmental trust funds	44.5	35.0
Trade and other receivables	79.2	81.9
Cash and cash equivalents	526.7	440.0

Trade receivables comprise banking institutions purchasing gold bullion and refineries purchasing copper concentrate. These receivables are in a sound financial position and no impairment has been recognised.

Trade and other receivables above exclude VAT, prepayments and diesel rebates amounting to US$91.0 million (2015: US$87.0 million).

Receivables that are past due but not impaired total US$nil (2015: US$nil). At 31 December 2016, receivables of US$0.2 million (2015: US$0.1 million) are considered impaired and are provided for.

Concentration of credit risk on cash and cash equivalents and non-current assets is considered minimal due to the above mentioned investment risk management and counterparty exposure risk management policies.

Liquidity risk

In the ordinary course of business, the Group receives cash proceeds from its operations and is required to fund working capital and capital expenditure requirements. The cash is managed to ensure surplus funds are invested to maximise returns while ensuring that capital is safeguarded to the maximum extent possible by investing only with top financial institutions.

Notes to the consolidated financial statements

for the year ended 31 December

Figures in millions unless otherwise stated

38.	RISK MANAGEMENT ACTIVITIES (continued)

Uncommitted borrowing facilities are maintained with several banking counterparties to meet the Group’s normal and contingency funding requirements.

The following are the contractually due undiscounted cash flows resulting from maturities of all financial liabilities, including interest payments:

	UNITED STATES DOLLAR
	Within one year	Between one and five years	After five years	Total
2016
Trade and other payables	505.6	—	—	505.6
Borrowings [1]
- US$ borrowings [2]
- Capital	127.0	1,510.9	—	1,637.9
- Interest	64.6	145.1	—	209.7
- Rand borrowings [3]
- Capital	61.0	—	—	61.0
- Interest	5.1	—	—	5.1
Environmental rehabilitation costs [4]	3.6	29.8	347.4	380.8
South Deep dividend	1.4	5.2	6.2	12.8

Total	768.3	1,691.0	353.6	2,812.9

2015
Trade and other payables	393.1	—	—	393.1
Borrowings [1]
- US$ borrowings [2]
- Capital	42.0	1,769.0	—	1,811.0
- Interest	71.6	203.9	—	275.5
- Rand borrowings [3]
- Capital	16.7	—	—	16.7
- Interest	1.3	—	—	1.3
Environmental rehabilitation costs [4]	—	34.7	318.5	353.2
South Deep dividend	1.3	5.3	6.6	13.2

Total	526.0	2 012.9	325.1	2 864.0

(1)	Spot rate: R14.03 = US$1.00. (2015: R15.10 = US$1.00).
(2)	US$ borrowings - Spot LIBOR (one month fix) rate adjusted by specific facility agreement: 0.75611% (2015: 0.4175% (one month fix)).
(3)	ZAR borrowings - Bank overnight borrowing rate on uncommitted credit facilities: average of 8.3% (2014: 7.5%).
(4)	Although environmental rehabilitation costs do not meet the definition of a financial liability, the Group included the gross closure cost estimate in the undiscounted cash flows as it represents a future cash outflow (refer note 25.1). In South Africa and Ghana, US$44.5 million (2015: US$35.0 million) of the environmental rehabilitation costs is funded through the environmental trust funds.

Notes to the consolidated financial statements

for the year ended 31 December

Figures in millions unless otherwise stated

38.	RISK MANAGEMENT ACTIVITIES (continued)

Market risk

Gold Fields is exposed to market risks, including foreign currency, commodity price, equity securities price and interest rate risk associated with underlying assets, liabilities and anticipated transactions. Following periodic evaluation of these exposures, Gold Fields may enter into derivative financial instruments to manage some of these exposures.

IFRS 7 sensitivity analysis

IFRS 7 requires sensitivity analysis that shows the effects of reasonably possible changes of relevant risk variables on profit or loss or shareholders’ equity. The Group is exposed to commodity price, currency, interest rate and equity price risks. The effects are determined by relating the reasonably possible change in the risk variable to the balance of financial instruments at reporting date.

The amounts generated from the sensitivity analysis below are forward looking estimates of market risks assuming certain adverse or favourable market conditions occur. Actual results in the future may differ materially from those projected results and therefore should not be considered a projection of likely future events and gains/losses.

Foreign currency sensitivity

General and policy

In the ordinary course of business, Gold Fields enters into transactions, such as gold sales, denominated in foreign currencies, primarily US Dollar. In addition, Gold Fields has investments and indebtedness in US Dollar, as well as South African Rand.

Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.

Gold Fields’ revenues and costs are very sensitive to the Australian Dollar/US Dollar and South African Rand/US Dollar exchange rates because revenues are generated using a gold price denominated in US Dollar, while costs of the Australian and South African operations are incurred principally in Australian Dollar and South African Rand, respectively. Depreciation of the Australian Dollar and/or South African Rand against the US Dollar reduces Gold Fields’ average costs when they are translated into US Dollar, thereby increasing the operating margin of the Australian and/or South African operations. Conversely, appreciation of the Australian and/or South African Rand results in Australian and/or South African operating costs increasing when translated into US Dollar, resulting in lower operating margins. The impact on profitability of changes in the value of the Australian Dollar and South African Rand against the US Dollar could be substantial.

Although this exposes Gold Fields to transaction and translation exposure from fluctuations in foreign currency exchange rates, Gold Fields does not generally hedge its foreign currency exposure, although it may do so in specific circumstances, such as financing projects or acquisitions. Also, Gold Fields on occasion undertakes currency hedging to take advantage of favourable short-term fluctuations in exchange rates when management believes exchange rates are at unsustainable levels.

Currency risk only exists on account of financial instruments being denominated in a currency that is not the functional currency and being of a monetary nature. The Group had no significant exposure to currency risk relating to financial instruments at 31 December 2016 and 2015. Differences resulting from the translation of financial statements into the Group’s presentation currency are not taken into account.

Notes to the consolidated financial statements

for the year ended 31 December

Figures in millions unless otherwise stated

38.	RISK MANAGEMENT ACTIVITIES (continued)

Foreign currency hedging experience

On 25 February 2016, South Deep entered into US$/Rand forward exchange contracts for a total delivery of US$69.8 million starting at July 2016 to December 2016. The average forward rate achieved over the six-month period was R16.8273. The hedge was delivered in July and August and the balance closed out in September 2016. The average rate achieved on delivery and close out was R13.8010, resulting in a profit of R211.2 million (US$14.4 million). At 31 December 2016 and 2015, there were no material foreign currency contract positions.

Commodity price hedging policy

Gold and copper

The market prices of gold and to a lesser extent copper have a significant effect on the results of operations of Gold Fields, the ability of Gold Fields to pay dividends and undertake capital expenditures, and the market price of Gold Fields’ ordinary shares. Gold and copper prices have historically fluctuated widely and are affected by numerous industry factors over which Gold Fields does not have any control. The aggregate effect of these factors on the gold and copper price, all of which are beyond the control of Gold Fields, is impossible for Gold Fields to predict.

Oil

The market price of oil has a significant effect on the results of the offshore operations of Gold Fields. The offshore operations consume large quantities of diesel in the running of their mining fleets. Oil prices have historically fluctuated widely and are affected by numerous factors over which Gold Fields does not have any control.

Commodity price hedging experience

Gold and copper

The Group’s policy is to remain unhedged to the gold and copper price. However, hedges are sometimes undertaken as follows:

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

Oil

On 26 November 2014, GFA entered into further Singapore Gasoil 10ppm cash settled swap transaction contracts. A contract for 63,000 barrels for the period January to March 2015 was committed at a fixed price of US$94.00 per barrel and a further 283,500 barrels was committed at a price of US$96.00 per barrel for the period April to December 2015. Brent Crude at the time of the transaction was US$78.45 per barrel.

Notes to the consolidated financial statements

for the year ended 31 December

Figures in millions unless otherwise stated

38.	RISK MANAGEMENT ACTIVITIES (continued)

At 31 December 2015, the fair value of these oil derivative contracts was negative US$1.5 million. At 31 December 2016, there were no material oil derivative contracts outstanding.

Equity securities price risk

General

The Group is exposed to equity securities price risk because of investments held by the Group which are classified as available-for-sale. To manage its price risk arising from investments in equity securities, the Group diversifies its portfolio. Diversification of the portfolio is done in accordance with limits set by the Group.

The Group’s equity investments are publicly traded and are listed on one of the following exchanges:

•	JSE Limited

•	Toronto Stock Exchange

•	Australian Stock Exchange

•	London Stock Exchange

At 31 December 2016 and 2015, the Group had no significant exposure to equity security price risk.

Interest rate sensitivity

General

As Gold Fields has no significant interest-bearing assets, the Group’s income and operating cash flows are substantially independent of changes in market interest rates. Gold Fields’ interest rate risk arises from borrowings.

As of 31 December 2016, Gold Fields’ borrowings amounted to US$1,692.9 million (2015: US$1,820.3 million). Gold Fields generally does not undertake any specific action to cover its exposure to interest rate risk, although it may do so in specific circumstances.

Interest rate sensitivity analysis

The portion of Gold Fields’ interest-bearing borrowings at year-end that is exposed to interest rate fluctuations is US$846.5 million (2015: US$827.7 million). These borrowings are normally rolled for periods between one and three months and are therefore exposed to the rate changes in this period. The remainder of the borrowings bear interest at a fixed rate.

US$785.5 million (2015: US$811.0 million) of the total borrowings at reporting date is exposed to changes in the LIBOR rate and US$61.0 million (2015: US$16.7 million) is exposed to the South African prime (“prime”) interest rate. The relevant interest rates for each facility are described in note 24.

The table below summarises the effect of a change in finance expense on the Group’s profit or loss had LIBOR and prime differed as indicated. The analysis is based on the assumption that the applicable interest

Notes to the consolidated financial statements

for the year ended 31 December

Figures in millions unless otherwise stated

38.	RISK MANAGEMENT ACTIVITIES (continued)

rate increased/ decreased with all other variables held constant. All financial instruments with fixed interest rates that are carried at amortised cost are not subject to the interest rate sensitivity analysis.

	UNITED STATES DOLLAR
	Change in interest expense for a nominal change in interest rates
Sensitivity to interest rates	(1.5%)	(1.0%)	(0.5%)	0.5%	1.0%	1.5%

2016
Sensitivity to LIBOR interest rates	(12.0)	(8.0)	(4.0)	4.0	8.0	12.0
Sensitivity to JIBAR and prime interest rates [1]	(0.6)	(0.4)	(0.2)	0.2	0.4	0.6

Change in finance expense	(12.6)	(8.4)	(4.2)	4.2	8.4	12.6

2015
Sensitivity to LIBOR interest rates	(12.8)	(8.5)	(4.3)	4.3	8.5	12.8
Sensitivity to JIBAR and prime interest rates [1]	(0.5)	(0.3)	(0.2)	0.2	0.3	0.5

Change in finance expense	(13.3)	(8.8)	(4.5)	4.5	8.8	13.3

(1)	Average rate: R14.70 = US$1.00 (2015: R12.68 = US$1.00).

39.	CAPITAL MANAGEMENT

The primary objective of managing the Group’s capital is to ensure that there is sufficient capital available to support the funding requirements of the Group, including capital expenditure, in a way that:

•	optimises the cost of capital;

•	maximises shareholders’ returns; and

•	ensures that the Group remains in a sound financial position.

There were no changes to the Group’s overall capital management approach during the current year.

The Group manages and makes adjustments to the capital structure as and when borrowings mature or as and when funding is required. This may take the form of raising equity, market or bank debt or hybrids thereof. Opportunities in the market are also monitored closely to ensure that the most efficient funding solutions are implemented.

The Group monitors capital using the ratio of net debt to adjusted EBITDA. Adjusted EBITDA is defined as net operating profit before depreciation and amortisation, adjusted for exploration expenses and certain other costs. The definition of adjusted EBITDA is as defined in the US$1,290 million term loan and revolving credit facilities agreement. Net debt is defined as total borrowings less cash and cash equivalents. The Group’s long-term target is a ratio of net debt to adjusted EBITDA of one times or lower. The bank covenants on external borrowings require a net debt to adjusted EBITDA ratio of 2.5 or below and the ratio is measured based on amounts in United States Dollar.

Notes to the consolidated financial statements

for the year ended 31 December

Figures in millions unless otherwise stated

39.	CAPITAL MANAGEMENT (continued)

		UNITED STATES DOLLAR
	Notes	2016	2015
Borrowings	24	1,692.9	1,820.3
Less: Cash and cash equivalents	21	526.7	440.0

Net debt		1,166.2	1,380.3
Adjusted EBITDA		1,232.2	1,002.3
Net debt to adjusted EBITDA		0.95	1.38

Reconciliation of net operating profit, per the consolidated income statement, to adjusted
EBITDA:
Net operating profit		682.8	479.3
Adjusted for:
Amortisation and depreciation	2	679.2	609.9
Exploration expense		(92.2)	(53.5)
Social contributions and sponsorships	7	(19.3)	(12.2)
Global compliance costs	7	(0.1)	(3.6)
Facility charges on borrowings	7	(8.1)	(1.7)
Offshore structure costs		(8.9)	(13.0)
Corporate related costs		(4.4)	(0.2)
Other reconciling items		3.2	(2.7)

		1,232.2	1 002.3

40.	RELATED PARTY TRANSACTIONS

	UNITED STATES DOLLAR
	2016	2015	2014
Key management remuneration (Executive Committee)
Salary	5.6	5.1	5.6
Annual bonus	5.1	4.7	5.2
Severance	1.6	—	0.9
Pension scheme contribution	0.5	0.7	0.7
Proceeds from exercise of equity-settled awards	2.5	3.4	2.0
Other	0.7	0.9	0.9

	16.0	14.8	15.3

For the year ended 31 December 2016, US$1.0 million (2015: US$0.8 million and 2014: US$1.0 million) was paid in non-executive directors’ fees.

None of the directors and officers of Gold Fields or, to the knowledge of Gold Fields, their families, had any interest, direct or indirect, in any transaction during the last three fiscal periods or in any proposed transaction which has affected or will materially affect Gold Fields or its investment interests or subsidiaries, other than as stated above.

Notes to the consolidated financial statements

for the year ended 31 December

Figures in millions unless otherwise stated

40.	RELATED PARTY TRANSACTIONS (continued)

None of the directors or officers of Gold Fields or any associate of such director or officer is currently or has been at any time during the past three fiscal periods indebted to Gold Fields.

At 31 December 2016, the Executive Committee and non-executive directors’ beneficial interest in the issued and listed share capital of the Company was 0.21% (2015: 0.1557%). No one director’s interest individually exceeds 1% of the issued share capital or voting control of the Company.

Notes to the consolidated financial statements

for the year ended 31 December

Figures in millions unless otherwise stated

41.	SEGMENT REPORT

	UNITED STATES DOLLAR
	South Africa	Ghana			Peru	Australia
	South Deep [1]	Tarkwa	Damang	Total Ghana	Cerro Corona	St Ives		Agnew/ Lawlers		Darlot		Granny Smith		Gruyere		Total Australia	Corporate and other [2]	Group
INCOME STATEMENT
for the year ended 31 December 2016
Revenue	358.2	708.9	183.4	892.3	322.3	452.3		285.4		83.1		355.8		—		1,176.7	—	2,749.5
Operating costs	(272.3)	(344.7)	(136.4)	(481.2)	(143.7)	(192.8)		(145.7)		(57.3)		(141.1)		—		(536.9)	1.1	(1,433.0)
Gold inventory change	0.7	17.5	0.4	17.8	3.8	11.0		5.1		(0.4)		7.4		—		23.1	—	45.5

Operating profit	86.6	381.6	47.3	428.9	182.5	270.5		144.9		25.4		222.1		—		662.9	1.1	1,362.0
Amortisation and depreciation	(71.5)	(184.4)	(17.8)	(202.2)	(115.6)	(144.7)		(77.1)		(14.4)		(45.1)		—		(281.3)	(8.6)	(679.2)

Net operating profit/(loss)	15.0	197.2	29.5	226.7	66.9	125.8		67.8		11.0		177.0		—		381.6	(7.5)	682.8
Other income/(costs)	13.5	(7.8)	(0.6)	(8.4)	(13.1)	13.6		6.3		—		2.3		—		22.2	25.0 [3]	39.2
Share-based payments	(2.3)	(2.5)	(0.3)	(2.8)	(2.0)	(1.2)		(0.8)		(0.4)		(0.9)		—		(3.3)	(4.0)	(14.4)
Long-term incentive plan	(1.0)	(2.3)	(0.5)	(2.8)	(1.8)	(0.8)		(0.7)		(0.5)		(0.8)		—		(2.8)	(2.6)	(11.0)
Exploration expense	—	—	—	—	—	(21.1)		(9.6)		(6.1)		(10.6)		—		(47.4)	(44.8)	(92.2)
Restructuring costs	—	(0.2)	(9.9)	(10.1)	—	—		—		—		(1.2)		—		(1.2)	(0.4)	(11.7)
Impairment of investments and assets	—	—	(10.0)	(10.0)	(66.4)	—		—		—		—		—		—	(0.1)	(76.5)
Investment income	1.1	1.8	—	1.8	—	—		—		—		—		—		—	5.4	8.3
Finance expense	(5.5)	(3.9)	(3.5)	(7.4)	(4.7)	(2.7)		(1.0)		(0.2)		(1.0)		—		(4.9)	(55.8)	(78.3)
Royalties	(1.8)	(35.4)	(9.2)	(44.6)	(4.6)	—	[4]	—	[4]	—	[4]	—	[4]	—	[4]	(29.3)	—	(80.4)
Current taxation	—	(52.4)	—	(52.4)	(45.9)	—	[4]	—	[4]	—	[4]	—	[4]	—	[4]	(95.7)	(10.7)	(204.7)
Deferred taxation	(6.0)	22.6	—	22.6	(1.5)	—	[4]	—	[4]	—	[4]	—	[4]	—	[4]	0.3	(2.8)	12.6

Profit/(loss) for the year	13.0	116.9	(4.5)	112.5	(73.1)	—	[4]	—	[4]	—	[4]	—	[4]	—	[4]	219.5	(98.3)	173.7

Profit/(loss) attributable to:
- Owners of the parent	13.0	105.2	(4.0)	101.3	(72.8)	—	[4]	—	[4]	—	[4]	—	[4]	—	[4]	219.5	(98.3)	162.8
- Non-controlling interest holders	—	11.7	(0.5)	11.2	(0.3)	—	[4]	—	[4]	—	[4]	—	[4]	—	[4]	—	—	10.9

STATEMENT OF FINANCIAL POSITION
at 31 December 2016
Total assets (excluding deferred taxation)	1,075.0	1,667.0	132.6	1,799.6	822.5	622.3		426.4		10.1		292.7		272.5		1,624.0	964.9	6,286.0
Total liabilities (excluding deferred taxation)	1,162.0	219.0	96.3	315.3	195.4	136.3		66.3		22.5		63.1		272.4		560.6	446.3	2,679.6
Net deferred taxation (assets)/liabilities	(32.4)	282.4	—	282.4	95.6	—	[4]	—	[4]	—	[4]	—	[4]	—	[4]	87.0	(15.7)	416.8

Capital expenditure [5]	77.9	168.4	37.9	206.3	42.8	140.0		70.0		21.4		90.3		—		321.7	1.3	649.9

Notes to the consolidated financial statements

for the year ended 31 December

Figures in millions unless otherwise stated

41.	SEGMENT REPORT (continued)

The above is a geographical analysis presented by location of assets.

The Group is primarily involved in gold mining, exploration and related activities. Activities are conducted and investments held both inside and outside South Africa. The segment results have been prepared and presented based on management’s reporting format. Gold mining operations are managed and internally reported based on the following geographical areas: in South Africa, South Deep mine, in Ghana, Tarkwa and Damang mines, in Australia, St Ives, Agnew/Lawlers, Granny Smith, Darlot mines and Gruyere Gold Project and in Peru, the Cerro Corona mine. Whilst the Gruyere Gold Project does not meet the quantitative criteria for disclosure as a separate segment, it is expected to become a significant contributor to the Group’s performance in future years as the project is being developed. The Group also has exploration interests which are included in the “Corporate and other” segment. Refer to accounting policies on segment reporting on page F-22.

US Dollar figures may not add as they are rounded independently.

(1)	The income statement and statement of financial position of South Deep is that of the operating mine and does not include any of the adjustments made in respect of the purchase price allocation relating to the acquisition of South Deep (refer note 14). South Deep Gold mine, being an unincorporated joint venture, is not liable for taxation. Taxation included in South Deep is indicative, as tax is provided in the holding companies at a rate of 30%.
(2)	”Corporate and other” represents the items to reconcile segment data to consolidated financial statement totals, including the elimination of intercompany transactions and balances as well as the Group’s exploration interests. This does not represent a separate segment as it does not generate revenue. Included in “Corporate and other” is the adjustment made in respect of the purchase price allocation, including goodwill relating to the acquisition of South Deep.
(3)	Other income “Corporate and other” comprise share of loss of associates after taxation of US$2.3 million, profit on disposal of investments of US$2.3 million, profit on disposal of assets of US$48.0 million and the balance of US$23.0 million consists mainly of corporate related costs.
(4)	The Australian operations are entitled to transfer and off-set profits and losses from one company to another, therefore it is not meaningful to split the royalties, income or deferred taxation.
(5)	Capital expenditure for the year ended 31 December 2016.

Notes to the consolidated financial statements

for the year ended 31 December

Figures in millions unless otherwise stated

41.	SEGMENT REPORT (continued)

	UNITED STATES DOLLAR
	South Africa	Ghana			Peru	Australia
	South Deep [1]	Tarkwa	Damang	Total Ghana	Cerro Corona	St Ives	Agnew/ Lawlers		Darlot		Granny Smith	Total Australia	Corporate and other [2]	Group
INCOME STATEMENT
for the year ended 31 December 2015
Revenue	232.3	680.7	194.8	875.5	292.2	431.8	273.9		91.3		348.4	1,145.4	—	2,545.4
Operating costs	(236.6)	(334.2)	(184.3)	(518.5)	(143.8)	(195.0)	(142.6)		(59.8)		(135.9)	(533.2)	0.8	(1,431.3)
Gold inventory change	—	7.3	(2.1)	5.2	(1.0)	(25.3)	1.1		0.6		(5.4)	(29.0)	—	(24.9)

Operating profit	(4.3)	353.8	8.5	362.2	147.4	211.5	132.5		32.1		207.1	583.2	0.8	1,089.2
Amortisation and depreciation	(67.9)	(162.3)	(26.4)	(188.7)	(100.1)	(109.9)	(62.0)		(25.8)		(54.1)	(251.8)	(1.4)	(609.9)

Net operating (loss)/profit	(72.2)	191.5	(18.0)	173.5	47.3	101.6	70.5		6.3		153.0	331.4	(0.6)	479.3
Other income/(costs)	1.7	(0.7)	(2.4)	(2.9)	(14.7)	4.9	2.2		0.6		(1.8)	5.9	(11.9)[3]	(22.1)
Share-based payments	(1.0)	(1.5)	(0.3)	(1.8)	(1.2)	(1.2)	(0.7)		(0.2)		(0.4)	(2.5)	(4.4)	(10.9)
Long-term incentive plan	(0.7)	(1.1)	(0.3)	(1.4)	(0.8)	(0.2)	(0.5)		(0.2)		(0.3)	(1.2)	(1.2)	(5.3)
Exploration expense	—	—	—	—	—	(21.5)	(4.0)		(1.7)		(3.6)	(30.8)	(22.7)	(53.5)
Restructuring costs	(0.7)	(5.3)	(0.3)	(5.6)	—	(3.0)	—		—		(0.1)	(3.1)	—	(9.3)
Impairment of investments and assets	—	—	(43.8)	(43.8)	(6.7)	—	—		(14.2)		—	(14.2)	(156.4)	(221.1)
Investment income	0.9	1.3	0.1	1.4	—	—	—		—		—	—	4.0	6.3
Finance expense	(4.1)	(3.4)	(2.9)	(6.3)	(5.5)	(2.9)	(1.3)		(0.3)		(1.1)	(5.6)	(61.4)	(82.9)
Royalties	(1.2)	(34.0)	(9.7)	(43.8)	(3.1)	— [4]	—	[4]	—	[4]	— [4]	(28.0)	—	(76.0)
Current taxation	—	(34.6)	(0.7)	(35.4)	(33.0)	— [4]	—	[4]	—	[4]	— [4]	(66.7)	(7.8)	(142.9)
Deferred taxation	22.1	(24.7)	(11.0)	(35.7)	(75.7)	— [4]	—	[4]	—	[4]	— [4]	(9.5)	(5.4)	(104.2)

(Loss)/profit for the year	(55.2)	87.5	(89.3)	(1.8)	(93.4)	— [4]	—	[4]	—	[4]	— [4]	175.7	(267.8)	(242.6)

(Loss)/profit attributable to:
- Owners of the parent	(55.2)	78.8	(80.5)	(1.7)	(93.0)	— [4]	—	[4]	—	[4]	— [4]	175.7	(267.8)	(242.1)
- Non-controlling interest holders	—	8.7	(8.8)	(0.1)	(0.4)	— [4]	—	[4]	—	[4]	— [4]	—	—	(0.5)

STATEMENT OF FINANCIAL POSITION
at 31 December 2015
Total assets (excluding deferred taxation)	976.8	1,546.7	139.0	1,685.7	880.5	555.3	393.7		9.1		221.7	1,179.8	1,100.8	5,823.6
Total liabilities (excluding deferred taxation)	1,078.4	195.6	98.5	294.1	133.7	135.2	66.9		23.2		61.5	286.8	829.4	2,622.4
Net deferred taxation (assets)/liabilities	(36.0)	305.0	—	305.0	94.1	— [4]	—	[4]	—	[4]	— [4]	87.6	(17.5)	433.2

Capital expenditure [5]	66.9	204.2	16.9	221.1	64.8	114.5	73.0		20.0		72.4	279.9	1.4	634.1

Notes to the consolidated financial statements

for the year ended 31 December

Figures in millions unless otherwise stated

41.	SEGMENT REPORT (continued)

The above is a geographical analysis presented by location of assets.

The Group is primarily involved in gold mining, exploration and related activities. Activities are conducted and investments held both inside and outside South Africa. The segment results have been prepared and presented based on management’s reporting format. Gold mining operations are managed and internally reported based on the following geographical areas: in South Africa, South Deep mine, in Ghana, Tarkwa and Damang mines, in Australia, St Ives, Agnew/ Lawlers, Granny Smith and Darlot mines and in Peru, the Cerro Corona mine. The Group also has exploration interests which are included in the “Corporate and other” segment. Refer to accounting policies on segment reporting on page F-22.

US Dollar figures may not add as they are rounded independently.

(1)	The income statement and statement of financial position of South Deep is that of the operating mine and does not include any of the adjustments made in respect of the purchase price allocation relating to the acquisition of South Deep (refer note 14). South Deep Gold mine, being an unincorporated joint venture, is not liable for taxation. Taxation included in South Deep is indicative, as tax is provided in the holding companies at a rate of 30%.
(2)	”Corporate and other” represents the items to reconcile segment data to consolidated financial statement totals, including the elimination of intercompany transactions and balances as well as the Group’s exploration interests. This does not represent a separate segment as it does not generate revenue. Included in “Corporate and other” is the adjustment made in respect of the purchase price allocation, including goodwill relating to the acquisition of South Deep.
(3)	Other costs “Corporate and other” comprise share of loss of associates after taxation of US$5.7 million, profit on disposal of investments of US$0.1 million and the balance of US$6.3 million consists mainly of corporate related costs.
(4)	The Australian operations are entitled to transfer and off-set profits and losses from one company to another, therefore it is not meaningful to split the royalties, income or deferred taxation.
(5)	Capital expenditure for the year ended 31 December 2015.

Notes to the consolidated financial statements

for the year ended 31 December

Figures in millions unless otherwise stated

41.	SEGMENT REPORT (continued)

	UNITED STATES DOLLAR
	South Africa	Ghana			Peru	Australia
	South Deep [1]	Tarkwa	Damang	Total Ghana	Cerro Corona	St Ives	Agnew/ Lawlers	Darlot	Granny Smith	Total Australia	Corporate and other [2]		Group
INCOME STATEMENT
for the year ended 31 December 2014
Revenue	254.8	706.7	224.6	931.3	375.5	458.8	342.5	106.2	399.8	1,307.3	—		2,868.8
Operating costs	(245.5)	(373.9)	(177.6)	(551.5)	(158.2)	(292.3)	(173.0)	(81.9)	(182.6)	(729.8)	—		(1,684.9)
Gold inventory change	—	2.3	(2.1)	0.2	(1.5)	9.9	0.3	(1.7)	—	8.4	—		7.2

Operating profit	9.3	335.1	45.0	380.1	215.8	176.4	169.8	22.5	217.2	586.0	—		1,191.1
Amortisation and depreciation	(74.5)	(141.6)	(20.9)	(162.5)	(79.6)	(140.5)	(96.4)	(16.6)	(84.6)	(338.1)	(2.0)		(656.7)

Net operating (loss)/profit	(65.2)	193.5	24.1	217.6	136.1	35.9	73.4	5.9	132.6	248.0	(2.0)		534.4
Other costs	(4.7)	(0.5)	0.5	—	(9.5)	(13.3)	(13.2)	(1.2)	(8.3)	(36.0)	(14.0	) [3]	(64.2)
Share-based payments	(2.8)	(4.2)	(0.6)	(4.8)	(2.6)	(2.7)	(1.3)	(0.5)	(1.0)	(5.5)	(10.3)		(26.0)
Long-term incentive plan	(0.6)	(1.5)	(0.2)	(1.7)	(1.2)	(1.2)	(0.7)	(0.4)	(0.7)	(3.0)	(2.2)		(8.7)
Exploration expense	—	—	—	—	—	(8.2)	(3.7)	(1.8)	(1.5)	(15.2)	(32.0)		(47.2)
Restructuring costs	(14.9)	(16.9)	(4.0)	(20.9)	—	(3.3)	(0.1)	(1.0)	(0.6)	(5.0)	(1.2)		(42.0)
Impairment of investments and assets	(8.4)	—	—	—	—	(1.3)	(4.3)	—	—	(5.6)	(12.7)		(26.7)
Investment income	0.9	1.7	0.1	1.8	—	0.3	0.2	—	—	0.5	1.0		4.2
Finance expense	(19.6)	(7.8)	(3.5)	(11.3)	(3.6)	(3.9)	(1.6)	(1.0)	(1.8)	(8.3)	(56.4)		(99.2)
Royalties	(1.3)	(35.3)	(11.2)	(46.5)	(5.8)	— [4]	— [4]	— [4]	— [4]	(32.6)	—		(86.1)
Current taxation	—	(31.1)	—	(31.1)	(60.7)	— [4]	— [4]	— [4]	— [4]	(74.9)	32.5		(134.2)
Deferred taxation	33.6	(14.2)	(1.8)	(16.0)	13.8	— [4]	— [4]	— [4]	— [4]	32.1	(47.4)		16.1

(Loss)/profit for the year	(83.0)	83.7	3.4	87.1	66.5	— [4]	— [4]	— [4]	— [4]	94.5	(144.7)		20.4

(Loss)/profit attributable to:
- Owners of the parent	(83.0)	75.3	3.1	78.4	66.2	— [4]	— [4]	— [4]	— [4]	94.5	(143.3)		12.8
- Non-controlling interest holders	—	8.4	0.3	8.7	0.3	— [4]	— [4]	— [4]	— [4]	—	(1.4)		7.6

STATEMENT OF FINANCIAL POSITION
at 31 December 2014
Total assets (excluding deferred taxation)	1,267.3	1,561.5	215.4	1,776.9	1,041.9	559.1	394.2	24.0	142.1	1,119.4	1,589.8		6,795.3
Total liabilities (excluding deferred taxation)	1,316.3	209.0	96.9	305.9	158.4	145.4	81.0	25.6	70.4	322.4	704.4		2,807.4
Net deferred taxation (assets)/liabilities	(22.7)	280.4	(11.0)	269.4	18.3	— [4]	— [4]	— [4]	— [4]	87.9	(28.3)		324.6

Capital expenditure [5]	91.9	174.1	16.0	190.1	51.0	117.5	83.4	14.7	58.9	274.4	1.4		608.9

Notes to the consolidated financial statements

for the year ended 31 December

Figures in millions unless otherwise stated

41.	SEGMENT REPORT (continued)

The above is a geographical analysis presented by location of assets.

The Group is primarily involved in gold mining, exploration and related activities. Activities are conducted and investments held both inside and outside South Africa. The segment results have been prepared and presented based on management’s reporting format. Gold mining operations are managed and internally reported based on the following geographical areas: in South Africa, South Deep mine, in Ghana, Tarkwa and Damang mines, in Australia, St Ives, Agnew/ Lawlers, Granny Smith and Darlot mines and in Peru, the Cerro Corona mine. The Group also has exploration interests which are included in the “Corporate and other” segment. Refer to accounting policies on segment reporting on page F-22.

US Dollar figures may not add as they are rounded independently.

(1)	The income statement and statement of financial position of South Deep is that of the operating mine and does not include any of the adjustments made in respect of the purchase price allocation relating to the acquisition of South Deep (refer to note 14). South Deep Gold mine, being an unincorporated joint venture, is not liable for taxation. Taxation included in South Deep is indicative, as tax is provided in the holding companies at a rate of 30%.
(2)	”Corporate and other” represents the items to reconcile segment data to consolidated financial statement totals, including the elimination of intercompany transactions and balances as well as the Group’s exploration interests. This does not represent a separate segment as it does not generate revenue. Included in “Corporate and other” is the adjustments made in respect of the purchase price allocation, including goodwill relating to the acquisition of South Deep.
(3)	Other costs “Corporate and other” comprise share of loss of associates after taxation of US$2.4 million, profit on disposal of investments of US$0.5 million, profit on disposal of Chucapaca of US$4.6 million and the balance of US$16.7 million consists mainly of corporate related costs.
(4)	The Australian operations are entitled to transfer and off-set profits and losses from one company to another, therefore it is not meaningful to split the royalties, income or deferred taxation.
(5)	Capital expenditure for the year ended 31 December 2014.

Notes to the consolidated financial statements

for the year ended 31 December

Figures in millions unless otherwise stated

42.	MAJOR GROUP INVESTMENTS – DIRECT AND INDIRECT

				Group beneficial interest		Carrying value in holding company
		Shares held				Shares		Loans [6]
	Notes	2016	2015	2016%	2015%	2016 R million	2015 R million	2016 R million	2015 R million
SUBSIDIARIES
Unlisted
Abosso Goldfields Ltd [7]
- Class “A” shares	1	49,734,000	49,734,000	90.0	90.0	—	—	—	—
- Class “B” shares	1	4,266,000	4,266,000	90.0	90.0	—	—	—	—
Agnew Gold Mining Company Pty Ltd	2	54,924,757	54,924,757	100.0	100.0	—	—	—	—
Beatrix Mines Ltd	3	96,549,020	96,549,020	100.0	100.0	206.8	206.8	—	—
Beatrix Mining Ventures Ltd	3	9,625,001	9,625,001	100.0	100.0	120.4	120.4	(136.8)	(136.8)
Darlot Mining Company Pty Ltd	2	1	1	100.0	100.0	—	—	—	—
Driefontein Consolidated (Pty) Ltd	3	1,000	1,000	100.0	100.0	—	—	(13.1)	(13.1)
GFI Joint Venture Holdings (Pty) Ltd	3	311,668,564	311,668,564	100.0	100.0	—	—	(0.4)	(0.4)
GFL Mining Services Ltd	3	235,676,387	235,676,387	100.0	100.0	18,790.5	18,790.5	(8,004.2)	(8,004.2)
Gold Fields Ghana Ltd [8]	1	900	900	90.0	90.0	—	—	—	—
Gold Fields Group Services (Pty) Ltd	3	1	1	100.0	100.0	—	—	355.5	(1,282.8)
Gold Fields Holdings Company (BVI) Ltd	5	4,084	4,084	100.0	100.0	—	—	—	—
Gold Fields La Cima S.A. [9]	4	1,426,050,205	1,426,050,205	99.5	99.5	—	—	—	—
Gold Fields Operations Ltd	3	156,279,947	156,279,947	100.0	100.0	—	—	(0.4)	(0.4)
Gold Fields Orogen Holdings (BVI) Ltd	5	258	258	100.0	100.0	—	—	—	—
Gruyere Mining Company Pty Ltd	2	1	—	100.0	—	—	—	—	—
GSM Mining Company Pty Ltd	2	1	1	100.0	100.0	—	—	—	—
Kloof Gold Mining Company Ltd	3	138,600,000	138,600,000	100.0	100.0	602.8	602.8	(610.2)	(610.2)
Newshelf 899 (Pty) Ltd [10]	3	90,000,000	90,000,000	100.0	100.0	23,210.9	23,210.9	—	—
St Ives Gold Mining Company Pty Ltd	2	281,051,329	281,051,329	100.0	100.0	—	—	—	—

Total						42,931.4	42,931.4	(8,409.6)	(10,047.9)

(1)	Incorporated in Ghana.
(2)	Incorporated in Australia.
(3)	Incorporated in the Republic of South Africa.
(4)	Incorporated in Peru.
(5)	Incorporated in the British Virgin Islands.
(6)	The loans are unsecured, interest free and have no fixed repayment terms. These loans eliminate on consolidation.
(7)	Abosso Goldfields Ltd (“Abosso”) owns the Damang operation in Ghana. The accumulated non-controlling interest of Abosso at 31 December 2016 amounts to US$3.6 million (2015: US$4.1 million). No dividends were paid to non-controlling interest during 2016 or 2015. Refer to the segment report, note 41, for summarised financial information of Damang.

Notes to the consolidated financial statements

for the year ended 31 December

Figures in millions unless otherwise stated

42.	MAJOR GROUP INVESTMENTS – DIRECT AND INDIRECT (continued)

8	Gold Fields Ghana Ltd (“GFG”) owns the Tarkwa operation in Ghana. The accumulated non-controlling interest of GFG at 31 December 2016 amounts to US$116.6 million (2015: US$104.6 million). No dividends were paid to non-controlling interest during 2016 (2015: US$11.5 million). Refer to the segment report, note 41, for summarised financial information of Tarkwa.
9	Gold Fields La Cima S.A. (“La Cima”) owns the Cerro Corona operation in Peru. The accumulated non-controlling interest of La Cima at 31 December 2016 amounts to US$2.5 million (2015: US$3.1 million). A dividend of US$0.2 million was paid to non-controlling interest during 2016 (2015: US$0.4 million). Refer to the segment report, note 41, for financial information of Cerro Corona.
10	Refer note 25.2. Newshelf is the holding company of GFIJVH and GFO which own the South Deep mine. In terms of the South Deep BEE agreement, there is an agreed phase-in participation of BEE partners over 20 years. The BEE partners’ stake will ultimately be 10%, resulting in a 90% holding by Newshelf.

	Shares held		Group beneficial interest
	2016	2015	2016%	2015%
OTHER [1]
Listed associates
Bezant Resources PLC [2]	—	17,945,922	—	21.6%
Maverix Metals Incorporated (“Maverix”) [3]	42,850,000	—	32.3%	—
Rusoro Mining Limited	140,000,001	140,000,001	25.7%	26.4%

Joint venture
Far Southeast Gold Resources Incorporated	1,737,699	1,737,699	40.0%	40.0%

Listed equity investments
Bezant Resources PLC [2]	17,945,922	—	8.8%	—
Cardinal Resources Limited	13,700,270	—	4.5%	—
Cardinal Resources Limited (Options)	19,705,790	—	17.0%	—
Cascadero Copper Corporation	2,025,000	2,025,000	1.1%	1.3%
Clancy Exploration Limited	17,764,783	17,764,783	0.7%	6.9%
Consolidated Woodjam Copper Corporation	12,848,016	12,848,016	17.8%	19.1%
Fjordland Exploration Incorporated	1,818,182	1,818,182	1.8%	1.9%
Hummingbird Resources PLC	21,258,503	21,258,503	6.2%	19.9%
Orsu Metals Corp	26,134,919	26,134,919	19.7%	14.3%
Radius Gold Incorporated	3,625,124	3,625,124	4.2%	4.2%
Sibanye Gold Limited	—	856,330	—	— [4]

(1)	Only major investments are listed individually.
(2)	During 2016, the Group’s holding was diluted from 21.6% to 8.8% following the issue of new shares by Bezant. In line with the Group’s accounting policy, this resulted in Bezant no longer being accounted for as an equity-accounted investee and was re-classified to available-for-sale financial investments.
(3)	On 23 December 2016, Gold Fields sold a portfolio of eleven producing and non-producing royalties to Maverix in exchange for 42.85 million common shares and 10.0 million common share purchase warrants of Maverix. The warrants are classified as derivative instruments and are included in investments.
(4)	Percentage interest less than 0.1%.

Notes to the consolidated financial statements

for the year ended 31 December

Figures in millions unless otherwise stated

43.	RECONCILIATION OF PRIOR PERIOD US GAAP FINANCIAL STATEMENTS TO IFRS FINANCIAL STATEMENTS

Preparation of US GAAP financial statements

With effect from 1 January 2016 and for all future periods, the Group will only report its financial results in accordance with IFRS as issued by the International Accounting Standards Board (IASB) in all financial communications, including reports to the United States Securities and Exchange Commission (SEC). Up to and including the year ended 31 December 2015, in addition to preparing and reporting its financial statements in accordance with IFRS as issued by the IASB, the Group also prepared its financial results for SEC reporting purposes in accordance with United States Generally Accepted Accounting Principles (US GAAP).

In accordance with paragraph 6345.2 of the Division of Corporation Finance Financial Reporting Manual, a reconciliation from US GAAP to IFRS as of and for the years ended 31 December 2015 and 2014, for the consolidated statements of financial position and the consolidated statements of income has been presented.

With effect from 1 January 2016, the decision was taken to prepare IFRS financial statements for SEC reporting purposes. Comparative US GAAP financial statements can be reconciled to the IFRS financial statements as follows:

		UNITED STATES DOLLAR
		2015	2014
Income statement reconciliation
Net loss per previously reported US GAAP financial statements		(347.4)	(25.2)
Reconciling items in cost of sales
Exploration costs	(e)	25.9	21.3
Provision for rehabilitation	(f)	2.2	(3.0)
Cut-backs	(d)	173.7	107.1
Gold inventory change	(h)	8.6	(7.2)
Reconciling items in amortisation and depreciation
Amortisation of reserves	(b)	4.9	18.0
Cut-backs	(d)	(71.8)	(33.9)
Amortisation - asset impairments and write-offs	(i)	24.1	25.0
Amortisation - inclusion of future costs	(c)	23.0	9.7
Amortisation - capitalised interest	(j)	5.7	4.7
Provision for rehabilitation	(f)	(1.4)	(3.3)
Reconciling items in exploration expense
Exploration costs	(e)	(30.8)	(15.1)
Reconciling items items in impairment of investments and assets
Asset impairments and write-offs	(i)	26.7	(3.2)
Reconciling items in profit on disposal of Chucupaca
Profit on sale of investments	(l)	—	(68.2)
Reconciling items in other costs
Rehabilitation adjustment	(f)	8.0	(11.8)
Other		0.2	—
Reconciling items in mining and income taxation
Mining and income taxation	(m)	(92.2)	3.5
Reconciling items in share of results of equity-accounted investees after taxation
Share of results of equity-accounted investees after taxation	(n)	(1.9)	1.9

(Loss)/profit per IFRS financial statements		(242.6)	20.4

Figures may not add as they are rounded independently

Notes to the consolidated financial statements

for the year ended 31 December

Figures in millions unless otherwise stated

43.	RECONCILIATION OF PRIOR PERIOD US GAAP FINANCIAL STATEMENTS TO IFRS FINANCIAL STATEMENTS (continued)

		UNITED STATES DOLLAR
		2015	2014
Net assets reconciliation
Total equity per previously reported US GAAP financial statements		2,637.0	3,691.3
Reconciling items to property, plant and equipment
Business combination - purchase of South Deep	(a)	23.2	30.4
Amortisation of reserves	(b)	168.8	183.6
Amortisation - inclusion of future costs	(c)	(135.5)	(176.5)
Cut-backs	(d)	701.9	605.9
Exploration costs	(e)	124.8	154.2
Deferred stripping	(g)	(7.6)	(6.6)
Asset impairments and write-offs	(i)	(198.7)	(290.5)
Amortisation - interest capitalised	(j)	20.9	23.1
Interest capitalisation	(j)	(68.4)	(62.7)
Provision for rehabilitation	(f)	(20.9)	(18.3)
Other		(1.8)	(0.2)
Reconciling items to goodwill
Business combination - purchase of South Deep	(a)	(283.7)	(370.6)
Reconciling items to assets held for sale
Asset impairments and write-offs	(i)	—	9.0
Reconciling items to inventory
Inventory	(h)	(17.1)	(21.6)
Inventory stockpiles	(k)	5.7	1.2
Reconciling items to equity accounted investees
Other	(n)	—	1.9
Reconciling items to provisions
Provision for rehabilitation	(f)	0.3	(11.1)
Reconciling items to deferred tax assets/liabilities
Deferred mining and income taxation	(m)	(180.9)	(79.2)

Total equity per IFRS financial statements		2,768.0	3,663.3

Figures may not add as they are rounded independently

Notes to the consolidated financial statements

for the year ended 31 December

Figures in millions unless otherwise stated

43.	RECONCILIATION OF PRIOR PERIOD US GAAP FINANCIAL STATEMENTS TO IFRS FINANCIAL STATEMENTS (continued)

Notes to the reconciliation of prior period US GAAP financial statements to IFRS financial statements

(a)	Business combinations - purchase of South Deep

Under US GAAP, at the time of the acquisition, traded equity securities issued as consideration in a business combination were valued a few days before and after the terms of the transaction were announced. Under IFRS, traded equity securities issued as consideration in a business combination were valued on the date they were issued.

Under US GAAP, only the additional interest acquired was accounted for at fair value; assets acquired before obtaining control are stated at historical carrying amounts. Under IFRS, the entire interest acquired in South Deep was fair valued upon gaining a controlling interest. In addition, US GAAP requires retrospective equity accounting from the date the interest is acquired until the Group obtains control and the investment becomes a subsidiary. Under IFRS, no retrospective equity accounting is applied.

Under US GAAP, any excess over the purchased price paid and the fair value of the net identifiable assets and liabilities are recorded as goodwill (“parent company model”). Under IFRS, any excess arising over the purchase price paid and the fair value of the net identifiable assets and liabilities acquired for additional interests in subsidiaries from non-controlling interests that do not result in a change in control, are recorded directly in equity (“economic entity model”).

(b)	Amortisation of reserves

Under US GAAP, depreciation and amortisation is calculated based upon existing proven and probable reserves. Under IFRS, where it is anticipated that the mine life will significantly exceed the proved and probable reserves, the mine life is estimated using a methodology that takes account of current exploration information to assess the likely recoverable gold from a particular area. Such estimates are adjusted for the level of confidence in the assessment and the probability of conversion to reserves. The probability of conversion is based on historical experience of similar mining and geological conditions.

(c)	Amortisation - inclusion of future costs

Under US GAAP, future development costs are not included in the calculation of amortisation and depreciation. Under IFRS, future mine development costs were included in mining assets at the Australian operations in calculating amortisation and depreciation, prior to July 2014.

(d)	Cut-backs

Under US GAAP, once the production phase of a mine has commenced, waste laybacks are considered variable production costs that should be included as a component of inventory to be recognised in production costs exclusive of depreciation and amortisation in the same period as the revenue from the sale of inventory. As a result, capitalisation of waste laybacks is appropriate only to the extent product inventory exists at the end of a reporting period. Under IFRS, waste laybacks at surface operations are capitalised as mine development costs.

For the reasons discussed above, the carrying values of the assets under US GAAP are different to those under IFRS, which results in a different amortisation and depreciation expense.

Notes to the consolidated financial statements

for the year ended 31 December

Figures in millions unless otherwise stated

43.	RECONCILIATION OF PRIOR PERIOD US GAAP FINANCIAL STATEMENTS TO IFRS FINANCIAL STATEMENTS (continued)

(e)	Exploration costs

Under US GAAP, exploration costs are capitalised from the date a bankable feasibility study is completed and prior to a bankable feasibility study all exploration costs are expensed. Under IFRS, exploration activities at certain of the Group’s non-South African operations are broken down into defined areas within the mining lease boundaries. These areas are generally defined by structural and geological continuity. Exploration costs in these areas are capitalised to the extent that specific exploration programmes have yielded targets and/or results that warrant further exploration in future years.

(f)	Provision for rehabilitation

Revisions to the provision for environmental rehabilitation

Under US GAAP, changes resulting from revisions in the timing or amount of estimated cash flows are recognised as an increase or decrease in the carrying amount of the provision for environmental rehabilitation and the associated rehabilitation asset for US GAAP. Under IFRS, all changes in the carrying amount of the provision for environmental rehabilitation, other than accretion expense, are recognised as an increase or decrease in the carrying amount of the associated rehabilitation asset.

Under US GAAP, any decreases in the provision for environmental rehabilitation as a result of downward revisions in cash flow estimates should be treated as a modification of an existing provision for environmental rehabilitation and should be measured at the historical discount rate used to measure the initial provision for environmental rehabilitation, while any increases in the provision for environmental rehabilitation are measured at the current discount rate. Under IFRS, the current discount rate is applied to measure the provision for environmental rehabilitation.

Accretion of the provision for environmental rehabilitation and amortisation of the associated rehabilitation asset

For reasons discussed above, the carrying values of the provision for environmental rehabilitation and associated rehabilitation asset, under IFRS, are different to those under US GAAP, which in combination with different discount rates result in a different amortisation and depreciation expense and accretion expense.

Rehabilitation adjustment

Under both US GAAP and IFRS, to the extent that an asset is taken out of service or no longer in use, an increase or decrease in the related carrying amount of the provision for environmental rehabilitation is immediately recognised in profit or loss. For reasons discussed above, the carrying value of the provision for environmental rehabilitation under US GAAP differs to that under IFRS, related to assets taken out of service or no longer in use which, in turn, results in a different amount recognised in profit or loss.

(g)	Deferred stripping

Under US GAAP, waste stripping costs are considered costs of the extracted minerals and recognised as a component of inventory to be recognised in production costs exclusive of amortisation and depreciation in the same period as the revenue from the sale of inventory.

Notes to the consolidated financial statements

for the year ended 31 December

Figures in millions unless otherwise stated

43.	RECONCILIATION OF PRIOR PERIOD US GAAP FINANCIAL STATEMENTS TO IFRS FINANCIAL STATEMENTS (continued)

Under IFRS, prior to the adoption of IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, the Group deferred the waste stripping costs in excess of the expected average pitlife stripping ratio. IFRIC 20 was adopted on 1 January 2013.

IFRIC 20 requires that production stripping costs in a surface mine be capitalised to non-current assets if, and only if, all of the following criteria are met:

•	It is probable that the future economic benefit associated with the stripping activity will flow to the entity;

•	The entity can identify the component of the ore body for which access has been improved; and

•	The costs relating to the stripping activity associated with that component can be measured.

If the above criteria are not met, the stripping costs are recognised directly in profit or loss.

(h)	Inventory

Under US GAAP, additional amortisation, waste stripping costs and cut-backs expensed are included in the cost of inventory produced. No such absorption of costs occurs under IFRS. Under US GAAP, management was required to record inventory at the lower of cost and market value prior to 2015. Under IFRS, inventory is measured at the lower of cost and net realisable value.

(i)	Asset impairments and write-offs

Under US GAAP, after performing impairment tests, both the Darlot and Cerro Corona cash-generating units and certain other assets at Cerro Corona were considered to be impaired in 2015. Under IFRS, the Darlot cash- generating units as well as certain other specific assets at Damang and Cerro Corona were determined to be impaired in 2015.

In addition, Arctic Platinum, classified as held for sale, was not considered impaired under US GAAP in 2014, but considered impaired under IFRS as the fair value less cost of disposal did not exceed the carrying value in 2014. In 2015, Arctic Platinum was impaired under US GAAP. For IFRS purposes, Arctic Platinum was also impaired in 2015, but at a different amount due to having a different carrying value under US GAAP.

Under US GAAP, the Agnew mine was determined to be impaired and an impairment charge was recognised in prior years. Under IFRS, the Agnew mine was not determined to be impaired in prior years.

For reasons discussed above, certain assets carrying values under US GAAP were different to those under IFRS, which resulted in a different amortisation and depreciation expense.

(j)	Interest capitalisation

Under US GAAP, total outstanding debt financing is taken into account in calculating the amount of borrowing cost to be capitalised. Under IFRS, borrowing costs are capitalised to the extent that qualifying assets are financed through specific debt financing or general outstanding debt not for any specific purpose other than funding the operations of the Group.

Notes to the consolidated financial statements

for the year ended 31 December

Figures in millions unless otherwise stated

43.	RECONCILIATION OF PRIOR PERIOD US GAAP FINANCIAL STATEMENTS TO IFRS FINANCIAL STATEMENTS (continued)

(j)	Interest capitalisation (continued)

For reasons discussed above, certain assets carrying values under US GAAP are different to those under IFRS, which resulted in a different amortisation and depreciation expense.

(k)	Inventory stockpiles

Under US GAAP, the market value is deemed the new base cost and impairment charges are not reversed. Under IFRS, previous impairment charges writing down stockpiles to net realisable value are reversed when the net realisable value rises above the original cost.

(l)	Profit on sale of investments

Under US GAAP, exploration costs at the Chucapaca exploration project were not capitalised and are not included in the assets disposed of when calculating the profit on sale. Under IFRS, these exploration costs were previously capitalised and are included in the assets disposed of when calculating the profit on sale.

(m)	Deferred mining and income taxation

The reconciling item relates to net deferred tax liabilities arising as a consequence of the differences in the book values of the underlying assets and liabilities between those under US GAAP and IFRS as well as differences between US GAAP and IFRS relating to the recognition of deferred tax assets and the recognition of deferred tax liabilities relating to unremitted earnings for foreign subsidiaries and the effect of basis differences related to foreign non-monetary assets and liabilities that are remeasured from the local currency into the functional currency.

(n)	Share of results of equity-accounted investees

Difference between US GAAP and IFRS relating to share of results of equity-accounted investees after taxation