Form 20-F
period 2017-12-31
GOLD FIELDS LTD
filed 2018-04-04
CIK 1172724

As filed with the Securities and Exchange Commission on 4 April 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐ REGISTRATION	STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒ ANNUAL	REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 December 2017

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

Republic of South Africa

(Jurisdiction of incorporation or organisation)

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

and

Thomas B. Shropshire, Jr.

Linklaters LLP

Tel: 011-44-20-7456-2000

Fax: 011-44-20-7456-2222

One Silk Street

London EC2Y 8HQ

United Kingdom

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of Each Class	Name of Each Exchange on Which Registered
Ordinary shares of no par value each American Depositary Shares, each representing one ordinary share	New York Stock Exchange* New York Stock Exchange

*	Not for trading, but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report

821,532,707 ordinary shares of no par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    No  ☒

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files)*.    ☐  Yes    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☒                Accelerated filer  ☐                Non-accelerated filer  ☐                Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

*	This requirement does not apply to the registrant

Gold Fields’ Operations

FORM 20-F CROSS REFERENCE GUIDE

Item	Form 20-F Caption	Location in this document	Page

1	Identity of directors, senior management and advisers	NA	—

2	Offer statistics and expected timetable	NA	—

3	Key information

	(a) Selected financial data	Further Information—Key Information—Selected Historical Consolidated Financial Data	1-3

		Further Information—Key Information—Exchange Rates	4

	(b) Capitalisation and indebtedness	NA	—

	(c) Reasons for the offer	NA	—

	(d) Risk factors	Further Information—Risk Factors	5-31

4	Information on the Company

	(a) History and development of the Company	Further Information—Additional Information on the Company—Organisational Structure—Group Structure	32

		Annual Financial Report—Accounting policies	AFR 132- AFR 148

		Further Information—Additional Information on the Company—Memorandum of Incorporation—General	104

		Integrated Annual Report—Administration and Corporate Information	IAR 139

		Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements	AFR 34- AFR 92

		Further Information—Additional Information on the Company— Reserves of Gold Fields as at 31 December 2017—Capital Expenditure	65

		Integrated Annual Report—Leadership—CEO report	IAR 21- IAR 43

	(b) Business overview	Gold Fields’ Operations	Inside Cover

		Further Information—Additional Information on the Company—Gold Fields’ Mining Operations	33-39

		Integrated Annual Report—Leadership—CEO report	IAR 21- IAR 43

		Integrated Annual Report—Our business—Our Global Footprint	IAR 4- IAR 5

		Integrated Annual Report—Our business—Our business and value creation model	IAR 6- IAR 7

i

Item	Form 20-F Caption	Location in this document	Page

		Integrated Annual Report—Safe operational delivery—Operational Performance	IAR 44- IAR 51

		Integrated Annual Report—Safe operational delivery—Energy Management	IAR 63- IAR 67

		Integrated Annual Report—Licence and Reputation—Environmental Stewardship	IAR 93- IAR 102

		Further Information—Additional Information on the Company—Reserves of Gold Fields as at 31 December 2017—Refining and Marketing	66-68

		Further Information—Additional Information on the Company—Reserves of Gold Fields as at 31 December 2017—The Gold Mining Industry	68-69

		Further Information—Environmental and Regulatory Matters	70-88

		Integrated Annual Report—Our business—Our operating environment	IAR 8- IAR 9

	(c) Organisational structure	Further Information—Additional Information on the Company—Organisational Structure	32

	(d) Property, plant and equipment	Further Information—Additional Information on the Company—Property	42-51

		Integrated Annual Report—Leadership—CEO report	IAR 21- IAR 43

		Integrated Annual Report—Licence and Reputation—Environmental Stewardship	IAR 93- IAR 102

		Annual Financial Report—Management’s discussion and analysis of the financial statements	AFR 34 AFR 92

		Annual Financial Report—Notes to the consolidated financial statements—Note 13. Property, plant and equipment	AFR 171

		Further Information—Additional Information on the Company—Reserves of Gold Fields as at 31 December 2017	58-69

4A	Unresolved staff comments	NA	—

5	Operating and financial review and prospects

	(a) Operating results	Annual Financial Report—Management’s discussion and analysis of the financial statements	AFR 34 AFR 92

		Annual Financial Report—Consolidated income statement	AFR 149

Item	Form 20-F Caption	Location in this document	Page

		Annual Financial Report—Consolidated statement of financial position	AFR 151

		Annual Financial Report—Consolidated statement of cash flows	AFR 153

		Annual Financial Report—Notes to the consolidated financial statements—Note 37. Risk management activities—Foreign currency sensitivity	AFR 196

		Further Information—Environmental and Regulatory Matters	70-88

	(b) Liquidity and capital resources	Annual Financial Report—Management’s discussion and analysis of the financial statements	AFR 34- AFR 92

		Annual Financial Report—Notes to the consolidated financial statement—Note 24. Borrowings	AFR 180- AFR 182

		Annual Financial Report—Notes to the consolidated financial statement—Note 33. Commitments	AFR 186

		Annual Financial Report—Notes to the consolidated financial statement—Note 36. Fair Value of Assets and Liabilities	AFR 191- AFR 192

		Annual Financial Report—Notes to the consolidated financial statement—Note 37. Risk Management Activities	AFR 193- AFR 199

		Annual Financial Report—Notes to the consolidated financial statement—Note 38. Capital Management	AFR 200

	(c) Research and development, patents and licences, etc.	NA	—

	(d) Trend information	Annual Financial Report—Management’s discussion and analysis of the financial statements—Trend and Outlook	AFR 92

	(e) Off-balance sheet arrangements	Annual Financial Report—Management’s discussion and analysis of the financial statements—Off-balance sheet items	AFR 91

	(f) Tabular disclosure of contractual obligations	Annual Financial Report—Management’s discussion and analysis of the financial statements—Contractual obligations and commitments as at 31 December 2017	AFR 90

Item	Form 20-F Caption	Location in this document	Page

	(g) Safe harbour	Forward-Looking Statements	xii-xiii

6	Directors,senior management and employees

	(a) Directors and senior management	Annual Financial Report—Corporate Governance Report—Board committees—Board	AFR 9- AFR 14

	(b) Compensation	Annual Financial Report—Remuneration Committee Report	AFR 95- AFR 131

	(c) Board practices	Further Information—Directors, senior management and employees	89-95

		Annual Financial Report—Corporate Governance Report—Application of King IV within Gold Fields	AFR 19- AFR 20

		Annual Financial Report—Corporate Governance Report—Board committees—Audit committee	AFR 10- AFR 11

		Annual Financial Report—Corporate Governance Report—Board committees—Remuneration committee	AFR 11- AFR 12

	(d) Employees	Integrated Annual Report—Safe operational delivery—Fit-for-purpose workforce	IAR 58- IAR 62

		Further Information—Directors, senior management and employees—Employees	95

		Integrated Annual Report—Safe operational delivery—Safety	IAR 52- IAR 54

		Integrated Annual Report—Safe operational delivery—Health	IAR 55- IAR 57

	(e) Share ownership	Annual Financial Report—Directors Report—Share ownership of directors and prescribed officers	AFR 24

		Annual Financial Report—Notes to the consolidated financial statements—Note 5. Share-based payments	AFR155- AFR160

7	Major Shareholders and Related Party Transactions

	(a) Major shareholders	Further Information—Major Shareholders and Related Party Transactions—Major Shareholders	101

	(b) Related party transactions	Further Information—Related Party Transactions—Related Party Transactions	101

		Annual Financial Report—Notes to the consolidated financial statements—Note 39. Related parties	AFR 201

	(c) Interests of experts and counsel	NA	—

Item	Form 20-F Caption	Location in this document	Page

8	Financial information

	(d) Consolidated statements and other financial information	Annual Financial Report—Management’s discussion and analysis of the financial statements	AFR 34- AFR 92

		Annual Financial Report—Consolidated income statement	AFR 149

		Annual Financial Report—Consolidated statement of comprehensive income	AFR 150

		Annual Financial Report—Consolidated statement of financial position	AFR 151

		Annual Financial Report—Consolidated statement of changes in equity	AFR 152

		Annual Financial Report—Consolidated statement of cash flows	AFR 153

		Annual Financial Report—Accounting policies—Basis of preparation—Provision for environmental rehabilitation costs	AFR 137

		Annual Financial Report—Accounting policies—Provision for environmental rehabilitation costs	AFR 146

		Annual Financial Report—Notes to the consolidated financial statements—Note 25. Provisions	AFR 183- AFR 184

		Annual Financial Report—Notes to the consolidated financial statements—Note 34. Contingent liabilities	AFR 187- AFR 189

		Annual Financial Report—Management’s discussion and analysis—Silicosis settlement costs	AFR 62

		Annual Financial Report—Directors’ report—Litigation	AFR 26- AFR 28

		Annual Financial Report—Audit committee report—Significant accounting judgements and estimates—Contingent liabilities	AFR 31

		Annual Financial Report—Directors’ report—Financial affairs—Dividend policy	AFR 24

	(e) Significant changes	Annual Financial Report—Notes to the consolidated financial statements—Note 35. Events after the reporting date	AFR 190

		Recent Developments	109

v

Item	Form 20-F Caption	Location in this document	Page

9	The Offer and listing

	(a) Listing details	Further Information—The Listing	102-103

	(b) Plan of distribution	NA	—

	(c) Markets	Integrated Annual Report—About this Report	IAR 2

		Annual Financial Report—Administration and Corporate Information	AFR 225

	(d) Selling shareholders	NA	—

	(e) Dilution	NA	—

	(f) Expenses of the issue	NA	—

10	Additional information

	(a) Share capital	NA	—

	(b) Memorandum and articles of association	Further Information—Additional Information—Memorandum of Incorporation	104-109

	(c) Material contracts	Further Information—Additional Information—Material Contracts	109-116

	(d) Exchange controls	Further Information—Additional Information—South African Exchange Control Limitations Affecting Security Holders	122

	(e) Taxation	Further Information—Additional Information—Taxation	123-127

	(f) Dividends and paying agents	NA	—

	(g) Statement by experts	NA	—

	(h) Documents on display	Further Information—Additional Information—Documents On Display	127

	(i) Subsidiary information	NA	—

11	Quantitative and qualitative disclosures about market risk	Annual Financial Report—Notes to the consolidated financial statements—Note 37. Risk management activities	AFR 193- AFR 199

12	Description of securities other than equity securities

	(a) Debt securities	NA	—

	(b) Warrants and rights	NA	—

	(c) Other securities	NA	—

	(d) American depositary shares	Further Information—Additional Information—American Depositary Receipts	116-122

Item	Form 20-F Caption	Location in this document	Page

13	Defaults, dividend arrearages and delinquencies	NA	—

14	Material modifications to the rights of security holders and use of proceeds	NA	—

15	Controls and procedures	Further Information—Controls and Procedures	128-130

16A	Audit Committee financial expert	Further Information—Audit Committee Financial Expert	131

16B	Code of ethics	Annual Financial Report—Corporate Governance Report—Standards, principles and systems	AFR 5

16C	Principal accountant fees and services	Further Information—Principal Accountant Fees and Services	132

16D	Exemptions from the listing standards for audit committees	NA	—

16E	Purchase of equity securities by the issuer and affiliated purchasers	NA	—

16F	Change in registrant’s certifying accountant	NA	—

16G	Corporate governance	Further Information—Corporate Governance	133

16H	Mine safety disclosure	NA	—

17	Financial statements	NA	—

18	Financial statements	Report of Independent Registered Public Accounting Firm	AFR 93- AFR 94
		Annual Financial Report—Consolidated income statement	AFR 149

		Annual Financial Report—Consolidated statement of comprehensive income	AFR 150

		Annual Financial Report—Consolidated statement of financial position	AFR 151

		Annual Financial Report—Consolidated statement of changes in equity	AFR 152

		Annual Financial Report—Consolidated statement of cash flows	AFR 153

		Annual Financial Report—Accounting policies	AFR 132- AFR 148

		Annual Financial Report—Notes to the consolidated financial statements	AFR 154- AFR 209

19	Exhibits	Exhibits	134-137

PRESENTATION OF FINANCIAL INFORMATION

Gold Fields Limited, or Gold Fields or the Company, is a South African company and in fiscal 2017 13%, 32%, 42% and 13% of Gold Fields’ operations, based on gold-equivalent production, were located in South Africa, Ghana, Australia and Peru, respectively. Its books of account are maintained in South African Rand. The reporting currency of the Gold Fields consolidated financial statements is the U.S. dollar. The Group’s annual and interim financial statements are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board and as prescribed by law (refer to the “Basis of preparation” section of the accounting policies to the consolidated financial statements).

Except as otherwise noted, the financial information included in this annual report has been prepared in accordance with IFRS and is presented in U.S. dollars, and for descriptions of critical accounting policies, refer to accounting policies under IFRS.

For Gold Fields’ consolidated financial statements, unless otherwise stated, statement of financial position item amounts are translated from Rand and A$ to U.S. dollars at the exchange rate prevailing on the date that it closed its accounts for fiscal 2017 (Rand 12.58 per $1.00 and $0.77 per A$1.00 as of 31 December 2017), except for specific items included within shareholders’ equity and the statement of cash flows that are translated at the rate prevailing on the date the relevant transaction was entered into, and income statement item amounts are translated from Rand and A$ to U.S. dollars at the weighted average exchange rate for each period (Rand 13.33 per $1.00 and $1.00 per A$0.77 for fiscal 2017).

In this annual report, Gold Fields presents the financial items “all-in sustaining costs”, or AISC, “all-in sustaining costs per ounce”, “all-in costs”, or AIC, and “all-in costs per ounce”, which have been determined using industry standards promulgated by the World Gold Council, or WGC, and are non-IFRS measures. The WGC standard was released by the WGC on 27 June 2013. Gold Fields voluntarily adopted and implemented these metrics as from the quarter ended June 2013. An investor should not consider these items in isolation or as alternatives to cost of sales, profit before tax, profit for the year, cash flows from operating activities or any other measure of financial performance presented in accordance with IFRS. While the WGC provided definitions for the calculation of AISC and AIC, the calculation of AISC, AISC per ounce, AIC and AIC per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. See “Further Information—Key Information—Selected Historical Consolidated Financial Data”, “Additional Information on the Company—Glossary of Mining Terms—All-in sustaining costs” and “Additional Information on the Company—Glossary of Mining Terms—All-in costs”.

Gold Fields also presents “net cash flow” in this annual report which is a non-IFRS measure. An investor should not consider this item in isolation or as an alternative to cash flow from operating activities, cash and cash equivalents or any other measure presented in accordance with IFRS. Net cash flow is defined as net cash flow from operations less the South Deep dividend, net capital expenditure (additions to property, plant and equipment less proceeds on disposal of property, plant and equipment), and environmental trust fund and rehabilitation payments, as per the consolidated statement of cash flows. The definition for the calculation of net cash flow may vary significantly between companies, and by itself does not necessarily provide a basis for comparison with other companies. See “Additional Information on the Company—Glossary of Mining Terms—Net cash flow”.

The financial results of Sibanye-Stillwater (as defined below) included in this annual report, which include the KDC and Beatrix mines, have been presented as discontinued operations as a result of the Spin-off (as defined below) in the income statements and statements of cash flows for all relevant periods presented. The financial information presented in this annual report refers to continuing operations unless otherwise stated.

Market Information

This annual report includes industry data about Gold Fields’ markets obtained from industry surveys, industry publications, market research and other publicly available third-party information. Industry surveys and industry publications generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed. Gold Fields and its advisers have not independently verified this data.

In addition, in many cases, statements in this annual report regarding the gold mining industry and Gold Fields’ position in that industry have been made based on internal surveys, industry forecasts, market research, as well as Gold Fields’ own experiences. While these statements are believed by Gold Fields to be reliable, they have not been independently verified.

DEFINED TERMS AND CONVENTIONS

In this annual report, all references to the “Group” are to Gold Fields and its subsidiaries. On 18 February 2013, or the Spin-off date, Gold Fields completed the separation of its wholly-owned subsidiary, Sibanye Gold Limited (trading as Sibanye-Stillwater), or Sibanye-Stillwater (formerly known as GFI Mining South Africa Proprietary Limited, or GFIMSA), which includes the KDC and Beatrix mining operations, or the Spin-off.

In this annual report, all references to “fiscal 2013” are to the 12-month period ended 31 December 2013, all references to “fiscal 2014” are to the 12-month period ended 31 December 2014, all references to “fiscal 2015” are to the 12-month period ended 31 December 2015, all references to “fiscal 2016” are to the 12-month period ended 31 December 2016, all references to “fiscal 2017” are to the 12-month period ended 31 December 2017 and all references to “fiscal 2018” are to the 12-month period ending 31 December 2018. In this annual report, all references to “South Africa” are to the Republic of South Africa, all references to “Ghana” are to the Republic of Ghana, all references to “Australia” are to the Commonwealth of Australia, all references to “Chile” are to the Republic of Chile, all references to “Finland” are to the Republic of Finland, all references to “Peru” are to the Republic of Peru, all references to “Mali” are to the Republic of Mali, all references to the “Philippines” are to the Republic of the Philippines and all references to the “United States” and “U.S.” mean the United States of America, its territories and possessions and any state of the United States and the District of Columbia.

In this annual report, all references to the “DMR” are references to the South African Department of Mineral Resources, the government body responsible for regulating the mining industry in South Africa.

This annual report contains descriptions of gold mining and the gold mining industry, including descriptions of geological formations and mining processes. In order to facilitate a better understanding of these descriptions, this annual report contains a glossary defining a number of technical and geological terms. See “Additional Information on the Company—Glossary of Mining Terms”.

In this annual report, gold production figures are provided in troy ounces, which are referred to as “ounces” or “oz”, or in kilograms, which are referred as “kg”. Ore grades are provided in grams per metric tonne, which are referred to as “grams per tonne” or “g/t”. All references to “tonnes” or “t” in this annual report are to metric tonnes. All references to “gold” include gold and gold equivalent ounces, unless otherwise specified or where the context suggests otherwise. See “Additional Information on the Company—Glossary of Mining Terms” for further information regarding units of measurement used in this annual report and a table providing rates of conversion between different units of measurement. AIC, net of by-product revenue, and AISC, net of by-product revenue, are calculated per ounce of gold sold, excluding gold equivalent ounces. See “Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements—All-in Sustaining and All-in Costs”.

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

For Gold Fields’ consolidated financial statements, unless otherwise stated, statement of financial position item amounts are translated from Rand and A$ to U.S. dollars at the exchange rate prevailing on the date that it

x

closed its accounts for fiscal 2017 (Rand 12.58 per $1.00 and $0.77 per A$1.00 as of 31 December 2017), except for specific items included within shareholders’ equity and the statement of cash flows that are translated at the rate prevailing on the date the relevant transaction was entered into, and income statement item amounts are translated from Rand and A$ to U.S. dollars at the weighted average exchange rate for each period (Rand 13.33 per $1.00 and $1.00 per A$0.77 for fiscal 2017).

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

These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Gold Fields, wherever they may occur in this annual report and the exhibits to the annual report, are necessarily estimates reflecting the best judgment of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this annual report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

•	the success of the Group’s business strategy, development activities and other initiatives;

•	decreases in the market price of gold or copper;

•	fluctuations in exchange rates, currency devaluations and other macroeconomic monetary policies;

•	changes in assumptions underlying Gold Fields’ mineral reserve estimates;

•	the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions or joint ventures;

•	the ability to achieve anticipated cost savings at existing operations;

•	changes in relevant government regulations, particularly labour, environmental, tax, royalty, health and safety, water, regulations and potential new legislation affecting mining and mineral rights;

•	court decisions affecting the South African mining industry, including without limitation regarding the interpretation of mineral rights legislation and the treatment of health and safety claims;

•	the ability of the Group to comply with requirements that it operate in a sustainable manner and provide benefits to affected communities;

•

the ability to manage and maintain access to current and future sources of liquidity, capital and credit, including the terms and conditions of Gold Fields’ facilities and Gold Fields’ overall cost of funding;

•	the occurrence of labour disruptions and industrial actions;

•	power cost increases as well as power stoppages, fluctuations and usage constraints;

•	fraud, bribery or corruption at Gold Field’s operations that leads to censure, penalties or negative reputational impacts;

•	the occurrence of hazards associated with underground and surface gold mining or contagious diseases (and associated legal claims) at Gold Fields’ operations;

•	loss of senior management or inability to hire or retain employees;

•	political instability in South Africa, Ghana, Peru or regionally in Africa or South America;

•	overall economic and business conditions in South Africa, Ghana, Australia, Peru and elsewhere;

•	the occurrence of work stoppages related to health and safety incidents;

•	supply chain shortages and increases in the prices of production imports;

•	the adequacy of the Group’s insurance coverage; and

•	the manner, amount and timing of capital expenditures made by Gold Fields on both existing and new mines, mining projects, exploration projects or other initiatives.

Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events.

INTEGRATED ANNUAL REPORT

IAR-1

The Gold Fields Integrated Annual Report 2017

ABOUT THIS REPORT

Gold Fields Limited is a globally diversified gold producer with seven operating mines in Australia, Ghana, Peru and South Africa, and a total attributable annual gold-equivalent production of approximately 2.2 million ounces.

It has attributable gold Mineral Reserves of around 49 million ounces. Attributable copper Mineral Reserves total 764 million pounds.

Gold Fields has a primary listing on the Johannesburg Stock Exchange (JSE) Limited, with secondary listings on the New York Stock Exchange (NYSE) and the Swiss Exchange (SIX).

Our integrated reporting approach aims to enable our stakeholders to make a more informed assessment of the value of Gold Fields and its prospects. This Integrated Annual Report (IAR) is structured around the Gold Fields Group Balanced Scorecard, which is how we measure our performance against our strategy and the matters we consider to be most material to the sustainability of our Group (p22).

The IAR also forms part of our adherence to the Global Reporting Initiative (GRI) Standards and the 10 Principles of the International Council on Mining & Metals (ICMM), whose mandatory requirements of its position statements are presented online. We also align with the 10 Principles of the United Nations Global Compact.

Report scope and boundary

This report covers the reporting period from 1 January 2017 to 31 December 2017 and provides an overview of our seven operations in Australia, Ghana, Peru and South Africa, as well as our exploration and business development activities. Details on the exact location of each operation and project can be found on p2 and p3.

We use an integrated approach to reporting that examines our operational, financial and sustainability performance. All non-financial data for 2013 excludes the Yilgarn South assets we acquired that year, unless otherwise indicated. Non-financial data for 2017 only covers our seven operating mines and excludes exploration activities and projects. Data from Darlot, which was sold, is included for the January to September 2017 period.

This report has been compiled in accordance with the GRI Standards and the International Integrated Reporting Council Framework. Gold Fields also references a broad range of additional codes, frameworks and standards in compiling the report, including the King IV Code on Corporate Governance. The full list can be found in the Annual Financial Report (p3). We consider that this IAR, together with additional documents held online, complies with the requirements of the GRI Standards.

Average exchange rates for 2017 of R13.33/US$ 1 and US$0.77/A$1 have been used in this report. For 2018, forecast exchange rates of R12.00/US$1 and US$0.80/A$ 1 have been used.

Forward looking statements

This report contains forward looking statements within the meaning of section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, with respect to Gold Fields’ financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Refer to the full forward looking statements on www.goldfields.com/disclaimer.php

ICMM subject matters

Gold Fields has complied with the ICMM Sustainable Development Framework, Principles, Position Statements and Reporting Requirements (see p137 for the assurance hereof).

Our compliance with the ICMM is addressed throughout this report and on our website. This detail covers:

●	The alignment of our sustainable development policies against the 10 principles and mandatory position statements
●	The process for identifying specific sustainable development risks and opportunities
●	The existence and implementation of systems and approaches for managing sustainable development risks and opportunities
●	Gold Fields’ performance across a selection of identified material sustainable development risks and opportunities. Our disclosures in accordance with the GRI Standards can be found at www.goldfields.com/integrated-annual-reports.php

Assurance

ERM has provided independent reasonable assurance over selected sustainability information in this report, which is prepared in accordance with the GRI Standards. As a member of the ICMM, we are committed to obtaining assurance in line with the ICMM Sustainable Development Framework: Assurance Procedure. ERM has provided assurance over our statement on compliance with the ICMM Sustainable Development Framework, Principles and Reporting Requirements. The key sustainability performance data for assurance by ERM in 2017 can be found on p139 – 140.

Board approval

The Gold Fields’ Board of Directors acknowledges its responsibility to ensure the integrity of this IAR and has applied its collective mind throughout the preparation of this report. The Board believes that the integrated report is presented in compliance with the International Integrated Reporting Framework. Furthermore, the Board considers that this IAR complies in all material respects with the relevant statutory requirements of the various regulations governing disclosure and reporting by Gold Fields and that the annual financial statements comply in all material respects with the South African Companies Act No 71 of 2008, as amended, as well as with the International Financial Reporting Standards.

As such, the Board unanimously approves the content of the IAR 2017, including the Annual Financial Report 2017, and authorised its release on 22 March 2018.

Cheryl Carolus

Chairperson of the Board

27 March 2018

IAR -2

1	The Gold Fields Integrated Annual Report 2017

Our business

United Nations’ Sustainable Development Goals

Given our commitment to sustainable development, there is great potential for Gold Fields to make an important and lasting contribution towards the United Nations’ Sustainable Development Goals (SDGs).

Gold Fields seeks to work with partners to catalyse lasting social and economic progress that supports an end to poverty, protects the planet and ensures prosperity for all. The following development goals are viewed as critical in the work of the mining and metals sector in particular.

Where we believe our work is relevant to achievement of these goals the icons below will appear in this IAR.

IAR-3

The Gold Fields Integrated Annual Report 2017	2

OUR GLOBAL FOOTPRINT

West Africa region

South Africa region

        Key:      Mines       Corporate office       Regional offices       Project

1 TRIFR – Total Recordable Injury Frequency Rate Injuries per 1 million hours worked, including employees and contractors

2 Net cash-flow = cash-flow from operating activities less net capital expenditure and environmental payments, excluding growth capital

3 The statistics for Australia include Darlot up to the date of its sale on 2 October 2017

4 Group net cash-flow = cash-flow from operating activities less net capital expenditure and environmental payments, including growth capital

IAR-4

3	The Gold Fields Integrated Annual Report 2017

Our business

Projects	Status
Gruyere (Australia)	In development
Far Southeast (Philippines)	Scoping study
Salares Norte (Chile)	Feasibility
Arctic Platinum project (Finland)	Sold

Americas region

Australia region

IAR-5

The Gold Fields Integrated Annual Report 2017	4

OUR BUSINESS AND VALUE CREATION MODEL

IAR-6

5	The Gold Fields Integrated Annual Report 2017

Our business

IAR-7

The Gold Fields Integrated Annual Report 2017	6

OUR OPERATING ENVIRONMENT

An analysis of the
Gold Fields is subject to external strategic dynamics that inform decision-making, and influence our business performance.	3	key strategic themes – and how Gold Fields is responding to them

Gold price

m Issue

The price of gold continued its volatile recovery during 2017, ending the year at US$1,300/oz, up US$150/oz from the end of December 2016 and US$230/oz from the December 2015 low of US$1,070/oz. Similarly, the average gold price received by Gold Fields increased from US$1,140/oz in 2015 to US$1,241 in 2016 and further to US$1,255/oz in 2017. More than any other variable, the gold price is the key dynamic informing our business strategy.

The traditional investment case for gold as a safe haven asset was called into question as many investors sold their physical gold holdings after the gold price collapsed in 2012. While much of the gold price’s short-term movement is driven by market sentiment and geopolitical developments, an analysis of gold’s supply and demand fundamentals underpins our belief that the gold price should continue to improve over the next few years, though there will undoubtedly be periods of short-term volatility.

According to the World Gold Council (WGC), gold demand fell 7% to 4,072 tonnes in 2017, driven by a decrease in investment demand. Exchange traded funds inflows of 203 tonnes, although positive, lagged the 545 tonnes recorded in 2016. Bar and coin demand fell 2% to 771 tonnes on the back of a sharp drop in US retail investment. India and China led a 4% recovery in jewellery demand to 2,136 tonnes, although this remains below historic levels.

Net purchases by central banks and other official institutions continued to slow in 2017, decreasing to 371 tonnes from 390 tonnes in 2016 and 577 tonnes in 2015. However, buying by the Russian and Chinese central banks, while having slowed down, is expected to continue in 2018.

In the long term, gold supply issues will also support a recovery in the gold price, in our view. According to WGC data, 2017 mine production was flat at 3,269 tonnes, after increasing only 1% in 2016. Many gold market analysts are of the view that the industry has reached peak production levels given the limited number of new gold discoveries since the mid-1990s together with the decreased levels of exploration spend in recent years.

m Response

Gold Fields does not predict the gold price. We expect volatility and structure the business accordingly.

We maximise value by:

●  Prioritising cash-flow over production volumes

●  Setting targets for each mine at a 15% free cash-flow margin around planning price of US$1,300/oz

●  Eliminating marginal mining

●  Selling non-strategic assets

The Group is therefore in a relatively strong state to weather a sustained lower gold price (at circa US$1,100/oz) and well positioned to capture future upside when the gold price recovers.

During 2017, we invested in the future of our portfolios with a number of new projects, while at the same time continuing to invest in the ongoing development of ore bodies – through proactive near-mine exploration. Our mines avoid ‘high-grading’ – due to the obvious negative impact this would have on the sustainability of their ore bodies – by mining at or below their reserve grade. These growth strategies are strategic essentials that will in no way be compromised by the current price environment.

IAR-8

7	The Gold Fields Integrated Annual Report 2017

Our business

Social licence to operate
m Issue

The nature of the extractive sector means the industry must pay particular attention to its social licence to operate. Unlike other companies, mines are dependent on their mineral deposits and cannot relocate to new locations when facing deteriorating local or national operating environments. Furthermore, many mines’ lives are finite but still can span decades. Mines must be able to navigate complex social, economic and political dynamics over time to avoid conflicts with their host communities. As it is, conflicts between communities and mines have risen sharply over the past decade.

To manage the potential risks, mining companies need to maximise their positive impacts, minimise their negative impacts and make sure that this is communicated to – and recognised by – host community stakeholders. For many decades this was not the case and, apart from a limited number of community jobs and procurement offered by mining companies, these communities saw few benefits. Similarly, taxes and royalties went into the coffers of central governments and rarely found their way back through investment in host communities. It is therefore not surprising that demands from host communities have become more vocal and strident in recent years. Amid widespread use of social media and activism in these communities their demands have also found a global audience.

Response

At Gold Fields, a strong social licence to operate is a prerequisite for long-term generation of value for stakeholders. This approach had to be underpinned by:

●  Responsibility: ongoing investment in responsible operational standards to avoid and mitigate negative social and environmental impacts. This includes effective water and environmental management, which has become an increasingly material issue for most mining companies (p95)

●  Trust: frank, two-way communication, realistic expectation management and visibly honouring commitments builds trust. This includes ongoing engagement on issues such as indigenous rights, employment opportunities and social transformation (p110)

●  Understanding: investment in communities relies on a thorough understanding of the risks, community needs and community perceptions. Since 2015, Gold Fields has undertaken relational proximity studies at a number of its mines and in 2017 also undertook socio-economic baseline and social return on investment studies at its South Deep mine in South Africa (p122)

●  Shared Value: the pursuit of mine-level business strategies that enhance the value of our own business and generate positive social impacts. Gold Fields currently has six Shared Value projects around the mines. The most important of these are our enhanced efforts to recruit employees and contractors from host communities and to source goods and services from host companies (p111)

Global conflicts between

communities and mines

These initiatives are particularly important in the low gold price context, which has an impact on the Group’s ability to invest in community development projects as well as raising the prospect of job cuts among employees, many of whom hail from host communities.

Regulatory issues
m Issue
A sound and certain regulatory and fiscal environment should enable the global gold sector to ride out short-term fluctuations in gold prices and achieve sustained returns over the 15- to 20-year average life of a mining project. In many jurisdictions, however, the legal and tax environment has become less conducive to the long-term viability of the mining sector. Many governments view the industry as an easy target for higher taxes and other fiscal imposts. As a result, the governments’ share of mining revenue has grown at the expense of other stakeholders.

m Response

The question is how the trust gap between mining companies and governments can best be bridged. Gold Fields on its own and in conjunction with its peers in the wider global mining industry, has sought to address this trust gap in a number of ways:

●  The industry is continuing to spread value to a number of stakeholders. Over the past three years, Gold Fields has consistently created between US$2bn and US$3bn in total value annually for our wide range of stakeholders – accounting for around 90% of revenue on average (p12)

●  Gold Fields is actively promoting host community employment and procurement from host community enterprises in an effort to strengthen its social licence to operate and mitigate any regulatory actions that limit its ability to share the benefits of mining (p112)

We actively engage with our host governments in Ghana, Australia, Peru and South Africa, either directly or through industry organisations, in addressing the resource nationalism that, we believe, prevents the sector from achieving sustainable growth.

IAR-9

The Gold Fields Integrated Annual Report 2017	8

RISKS AND MATERIALITY

Top 15 Group risks and opportunities in 2017

Risks and mitigating strategies

A sustained and significantly lower gold price and currency exchange rate volatility
● Updated metal price forecasts approved for 2018
● Business plans implemented and monitored through monthly and quarterly cost, capital and production reviews
● Ongoing portfolio optimisation to ensure cash generation
● Approval obtained to hedge gold and copper production for the various regions and subsequent structures have been entered into
● Business restructuring and technology strategies to improve efficiencies and costs

South Deep
2.1	Partial achievement of the production targets as defined in the rebase plan and the associated loss of investor confidence
● Organisational transformation initiatives to unlock the full potential of all our employees
● Skills development programmes – artisan upskilling and supervisor training programme progressed
● Ensure compliance to mine design programme implementation
● Improve fleet performance by focusing on effective maintenance and operation of equipment
2.2	Logistics and utilities infrastructure
● Continued maintenance and upgrading of underground logistics and utilities infrastructure
● Upgrading of ore pass systems
● Design work for implementation of upgraded backfill system in progress
● Haulage infrastructure (rail upgrade) work programme progressing
● Ongoing roadway maintenance programme
● Comprehensive logistics and utilities infrastructure audit and a five-year implementation plan to commence in 2018

Non-delivery of Damang reinvestment and Gruyere projects
● Both projects progressing in line with or ahead of their respective project schedules
● Long-lead engineering items ordered and/or being manufactured
● Gruyere access road and sealed airstrip projects completed
● Monitoring wells have been drilled, cut-off trenches constructed and radar installed at the Damang East wall to improve pit wall stability

Regulatory uncertainty/Mining Charter in South Africa
● Ongoing consultation with the Minister of Mines and the Presidency of South Africa through the Chamber of Mines in developing a new Mining Charter for the South African Mining Industry
● Legal strategy in place and implemented through Chamber of Mines to facilitate certainty around historic transactions specifically with regard to ownership to ensure the security of mining licences

Replacing Resources and Reserves at international operations
● Comprehensive near-mine exploration programmes in place
● Mergers and acquisitions strategy to identify opportunities
● Acquisition of additional shares in Cardinal Resources
● Damang reinvestment and Gruyere projects progressing as per project schedules
● Salares Norte project feasibility study on track for completion in 2018
● Significant exploration commitments in Australia and Ghana

Loss of social licence to operate and community acceptance
● Growth opportunities in stable mining destinations – Gruyere and Salares Norte
● Fit-for-purpose community relations structures in place
● Strengthen stakeholder engagement strategy to deal with Native Title issues in Australia
● Enhanced community investment and Shared Value projects in Ghana, Peru and South Africa
● Interaction with communities via the SA Chamber of Mines regarding their involvement in the new Mining Charter

Water pollution, supply and cost
● Strict and focused compliance with environmental management regulations
● All operations ISO14001 certificated
● Water management plans are being widened to include post-closure water management
● Water recycle, reuse and conservation practices in place in all regions

Safety and health of our employees ● Unrelenting focus on safety and health as the number one value in Gold Fields
● Behaviour-based safety and visible-felt leadership programmes ongoing in all regions
● ICMM Critical Control Management health and safety-based processes and policies rolled out and being tracked at the Board’s Safety, Health and Sustainable Development (SHSD) Committee
● The Chairperson of the Board’s SHSD Committee chairs the South Deep quarterly safety meetings with the CEO in attendance

Attraction and retention of skills ● Fit-for-purpose regional/mine structures in place to deliver on operational plans
● Human resource strategy focused on developing a high-performance culture
● Succession planning and talent review systems in place at mine, regional and group levels
● Entrenching the Gold Fields values and culture

IAR-10

9	The Gold Fields Integrated Annual Report 2017

Our business

Our top 10

materiality issues

Gold Fields Group materiality score for Global Reporting Initiative standards

(where 1 = critical to Gold Fields and 10 = not material at all)

Economic performance	1.8
Socio-economic compliance (SLO)	2.5
Safety and health	2.7
Employment	2.8
Labour/management relations	2.8
Public policy	3.3
Indirect economic impacts	3.3
Water	3.4
Energy	3.5
Training and education	4.2

For how we determine our risks and materiality, see www.goldfields.com/risk-management-and-materiality.php

Cost of energy and security of power supply
● Five-year energy and carbon plans built into mine operational plans and being implemented
● Continued investigation into the feasibility of renewable energy options
● Genser gas power plants commissioned at Tarkwa and Damang and realising significant cost savings and providing stable power feeds
● South Deep 40MW solar photovoltaic (PV) project in final phase of agreement process with an independent power producer
● Oil price hedges in place in Australian and Ghana ending in December 2019

Impacts of global climate change
● Comprehensive climate change vulnerability risk assessments conducted at all mines with remedial action plans being developed
● Aligning our financial and operational climate change disclosure to latest international standards
● Evaluating 20% renewable energy options for new projects in Australia and Chile

Cyber crime/loss of information, communication and technology (ICT) data
● Implementation of a cyber intelligence programme incorporating external monitoring and early detection of cyber attacks
● Cyber security maturity assessment conducted and areas for continual improvement identified and being implemented
● Cyber security specialist position to be appointed
● Review and implementation of the ISO 27001 security standard for key risk areas
● Attack and penetration testing is ongoing, led by Internal Audit and ICT Department

Group litigation
● Legal and engagement strategies to deal with potential Native Title-based claims at our Australian operations
● In South Africa, work is ongoing through the Occupational Lung Disease Working Group, including legal and stakeholder mitigating strategies, to achieve a fair settlement on the Silicosis claims
● Potential liability on the Silicosis payment booked for accounting purposes

Wage agreement in South Africa and Ghana
● Early preparation for wage negotiations with proper market analysis, industry trends and settlements
● Communication of the macroeconomic environment
● Contingency plans in place for strike action
● In Ghana, Tarkwa is implementing the conversion to contractor mining

Political uncertainty in South Africa (national elections in 2019)
● Geographic derisking towards favourable jurisdictions ongoing
● Improved engagement strategies with governments and regulators
● Lobbying governments directly and through the Chamber of Mines – including legal strategies and actions
● Rand West City forum established to facilitate engagement between mines, local government and community organisations

IAR-11

The Gold Fields Integrated Annual Report 2017	10

RISKS AND MATERIALITY continued

Top 5 risks and opportunities per region in 2017

IAR-12

11	The Gold Fields Integrated Annual Report 2017

Our business

IAR-13

The Gold Fields Integrated Annual Report 2017	12

VALUE	CREATION AND DISTRIBUTION

➢ Governments

Payments include

Mining royalties and land-use payments, taxes, duties and levies and dividends.

Why these stakeholders matter

Governments provide us with access to ore bodies by granting mining and other licences. They also deliver the infrastructure necessary to build and maintain our mines, including roads, electricity and water supply.

What we contributed in 2017

●	We paid governments US$310m (2016: US$235m) in taxes and royalties, 11% of total value distribution (2016: 10%)
●	In addition, the Ghanaian government receives dividends relating to its 10% shareholding in Gold Fields Ghana, depending on the Company’s performance

National value distribution by region 2017 (US$m)

Americas	62
Australia	160
South Africa	2	¹
West Africa	79
Corporate	7
Total Gold Fields	310

➢ Business

Payments include

Operational and capital procurements.

Why these stakeholders matter

Supply chain businesses provide the equipment and services needed to develop and maintain our operations. They comprise business partners, contractors and suppliers.

What we contributed in 2017

●	We paid US$1,857m to suppliers and contractors, representing 65% of total value creation (2016: US$1,648m/66%)
●	Of the total 2017 procurement expenditure, US$1,620m or 88%, was spent on businesses based in operating countries (2016: US$1,360m/83%)
●	US$774m, or 45% of total procurement, was spent on suppliers and contractors from host communities (2016: US$558m/41%)

National value distribution by region 2017 (US$m)

Americas	147
Australia	815
South Africa	221
West Africa	667
Corporate	7
Total Gold Fields	1,857

➢ Workforce

Payments include

Salaries and wages, benefits and bonus payments (including shares and payroll taxes).

Why these stakeholders matter

The technical skills, experience and activity of our people drive the day-to-day operations of our business.

What we contributed in 2017

●	We paid US$506m (2016: US$482m) to employees in terms of salaries, dividends and benefits, representing 18% of total value distribution (2016: 19%)
●	We also provide employees (where legislated) with additional benefits such as retirement savings, healthcare assistance, life and disability insurance, housing assistance and personal accident cover

National value distribution by region 2017 (US$m)

Americas	38
Australia	135
South Africa	168
West Africa	115
Corporate	49
Total Gold Fields	506

Total and national value distribution

National value distribution by region and type 2017 (US$m)	Government		Business	Employees/ contractors	Communities		Capital providers	National value distribution

Americas	62		147	38	7		4	257

Australia	160		815	135	—		—	1,110

South Africa	2	¹	221	168	4	[2]	12	407

West Africa	79		667	115	6		9	876

Corporate	7		7	49	—		136	199
Total Gold Fields	310		1,857	506	17		160	2,850

1 South Deep does not yet pay income tax as it is in a loss-making position

2 This includes spending from the South Deep trusts and SLP commitments

IAR-14

13	The Gold Fields Integrated Annual Report 2017

Our business

➢ Communities

Payments include

Socio-economic development (SED) spending, including infrastructure, health and wellbeing, education and training, local environmental initiatives and donations.

Why these stakeholders matter

Host communities are the source of a significant portion of our workforce and a key component of our social licence to operate.

What we contributed in 2017

●	We invested US$17m (2016: US$16m) in terms of SED investment
●	Independently, the South Deep trusts spent R23m (US$1.7m) in 2017 (2016: R19.3m/US$ 1.4m)
●	40% of our workforce is drawn from host communities (2016: 48%)
●	See p111 for an analysis of our host community employment and procurement as well as other benefits and investment in communities

National value distribution by region 2017 (US$m)

Americas	7
Australia	—
South Africa	4	[2]
West Africa	6
Corporate	—
Total Gold Fields	17

➢ Capital

providers

Payments include

Interest and dividend payments to capital providers.

Why these stakeholders matter

Financial institutions, shareholders and bond holders invest with us, thus enabling us to fund the development, maintenance and growth of our operations and our overall business.

What we contributed in 2017

●	We paid US$160m (2016: US$122m) to the providers of debt and equity capital, mainly in the form of interest and dividends
●	Net debt increased by US$137m to US$1,303m during 2017

National value distribution by region 2017 (US$m)

Americas	4
Australia	—
South Africa	12
West Africa	9
Corporate	136
Total Gold Fields	160

Managing

our impacts

The nature of our mining operations requires that we understand, minimise and manage the impact of our operation.

Community impacts in 2017

Community investments:

US$17m

Funding of projects that directly benefit our host communities

Host community workforce employment:

7,516 people

Around 40% of our total workforce is sourced from host communities

Host community

procurement:

US$774m

During 2017 Gold Fields procured 45% of its goods and services from host community enterprises

Environmental impacts in 2017

Water withdrawal:
33Gℓ

CO2 emissions:
1.96m tonnes

Mining waste:
212m tonnes

Energy usage:
12.2m GJ

IAR-15

IAR-16

Vision of the Chairperson	p16
CEO report	p19
– Introduction and overview	p20
– Group performance scorecard	p22
– Gold Fields strategy at a glance	p32
– Strategy overview	p35
– The road ahead for 2018 and beyond	p37
– The mine of the future	p40

Leadership

At Gold Fields, we understand that strong and ethical leadership is the foundation of the Group’s ability to create value. We are committed to embedding best practice governance at all levels of the organisation to deliver on our strategy.

IAR-17

The Gold Fields Integrated Annual Report 2017	16

VISION OF THE CHAIRPERSON

IAR-18

17	The Gold Fields Integrated Annual Report 2017

Leadership

As the Board looks back over the past five years, I believe we can reflect with a measure of satisfaction on how Gold Fields has lived up to its vision to the benefit of its key stakeholders.

Despite operating in a difficult economic environment – the gold price has fallen by almost 20% over the five-year period – Gold Fields has continuously met its production and cost targets and generated US$419m in net cash-inflow over that period. If we exclude 2013, the year in which the gold price experienced a large drop, net cash-inflow since then has been over US$650m. This demonstrates that the change in strategy in 2013 from a more production growth focus to a sustainable cash focus is bearing fruit.

This cash has been used to create significant value for our key stakeholders, while at the same time enabling the Company to invest in future growth by funding the life extension of its existing mines, protecting the integrity of the mines’ ore bodies and bringing new projects to fruition.

Investors are gradually being won over by the success of the strategy of long-term sustainable cash generation for the business. It has been undoubtedly an immense source of frustration for management and our shareholders that the share price has not reflected the Company’s sound operational performance since 2013. During 2017, however, the Gold Fields share price recovered strongly. On the JSE it rose by over 24% to end 2017 at R54.10 and on the New York Stock Exchange by 43% to

US$4.30 – one of the top performers in the gold sector.

I am certain that further value will be created for shareholders over time. However, some investors believe that much of our fortunes remain inextricably linked to both the short-term performance and outlook for South Deep, our sole remaining South African mine. While South Deep is a key component of our portfolio, I continue to stress that Gold Fields is a global gold company with much more than South Deep in its portfolio.

Indeed, with production and cash-flow already heavily weighted towards our mines in Australia, South America and Ghana, we are increasing our investment in these regions to ensure the longevity and sustainability of our international portfolio. At Damang, we are spending US$341m over a number of years to extend the mine’s life to 2025 and in Australia we have partnered with Gold Road to develop the Gruyere project in the highly prospective Yamarna district in Western Australia. In Chile, Salares Norte progressed into the feasibility phase last year. All these projects are being progressed within time and budgeted parameters.

While our international mines and projects are consistently meeting or even exceeding their targets and guidance, South Deep remains the one asset in the portfolio that is yet to contribute meaningfully to Gold Fields’ success. In February 2017, the Board approved a comprehensive five-year rebase plan that will set the mine up to achieve a steady-state production level of approximately 500,000oz by 2022 at an All-in costs (AIC) of R410,000/kg. After a setback in Q1 2017, when the two fatal accidents and three fall-of-ground incidents impacted production in high-grade areas, South Deep fell short of its production and cost targets for the first year of the plan. This has had some follow-through impact on the second year as well, but the integrity of the rebase plan is not in question and its successful implementation is a prerequisite for realising the mine’s long-term value for the benefit of both our shareholders and other local stakeholders.

Safe operational delivery at the mines and projects remains the Board’s priority and we fully support management’s efforts in further entrenching safety standards and behaviours. While the number of total recordable injuries for the Group increased slightly in 2017, the long-term trend at Gold Fields has been a steady reduction in recordable and serious injuries – between 2013 and 2017 there has been a 42% improvement in the Total Recordable Injury Frequency Rate.

However, it is unacceptable that miners continue to lose their lives while working at our mines. Tragically this is what happened at South Deep during 2017; Thankslord Bekwayo, a dump truck operator, and Nceba Mehlwana, a loco driver, were killed in underground accidents. A third fatality occurred at our Tarkwa mine in Ghana when a contractor, Moses Adeaba, was killed by falling scaffolding equipment in a warehouse. Our sincere condolences go out to the relatives, friends and colleagues of Messrs

IAR-19

The Gold Fields Integrated Annual Report 2017	18

VISION OF THE CHAIRPERSON continued

Bekwayo, Mehlwana and Adeaba. The Board has once again urged management to prioritise efforts to ensure zero harm. This is possible, with the right leadership from mine management and the right behaviours exhibited by the workforce, as was illustrated by the Cerro Corona mine in Peru, which recorded only one recordable injury last year. Tarkwa had just three recordable injuries during 2017, notwithstanding that the fatal accident was one of them.

Stakeholder engagement, beyond the regular interaction with our shareholders and investors, remains a critical issue for the Board. We devote considerable time to ensure that Gold Fields’ management deals appropriately with the challenges, issues and concerns of the key stakeholders in our host countries, including governments, employees, shareholders and host communities. During 2017, Gold Fields’ total value distribution to our stakeholders was US$2.85bn in the form of payments to governments, capital providers, business suppliers, communities and employees.

Many of these stakeholders are, often rightfully, demanding an increasing share of the benefits of mining. In return though, we would expect governments and trade unions, in particular, to also play their part in ensuring the longevity and sustainability of the sector. During current negotiations with organised labour at our Ghanaian and South African operations, for example, we have not always found the common ground that could help us extend the life and sustainability of our operations.

It is also imperative that we find ways of working with governments in all our jurisdictions in the spirit that enabled the development agreement we entered into with the Ghana government in 2016. As a direct consequence of this agreement, we were able to launch the reinvestment into the Damang mine last year, creating and preserving around 1,850 direct and indirect jobs and leading to significant new community investment. We are also in the process of finding more common ground with the government in South Africa, where the new Presidency has committed to renegotiations of the Mining Charter and other legislation. These negotiations had stalled in previous years when industry had no option but to pursue legal means to stop the implementation of unworkable and economically irresponsible regulations.

As directors of this Company, one of our key responsibilities is to ensure that the global corporate governance programmes at Gold Fields are in line with the ever-changing and more stringent standards expected from multinational companies. The Board is committed to upholding the governance outcomes of ethical culture, good performance, effective control and legitimacy underpinned by the King IV Code on Corporate Governance. During 2017 the Board oversaw the implementation of the Code and believes that Gold Fields is now materially compliant with King IV.

Furthermore, Gold Fields’ revised Code of Conduct was rolled out to most of its operations during the year, which includes our commitment to respecting the human rights of all our stakeholders, as set out in the Human Rights Policy Statement. A number of key Group policies were also approved by the Board during the year, none more significant than the Group Diversity Policy, which commits

Gold Fields’ leadership team to implementing policies and targets to achieve, among others, greater gender and race diversity at all levels of the Company.

Appreciation

Over the past few years the Board’s composition has changed with six new directors joining the Board since 2016 – the latest being Carmen Letton who joined in May last year. The directors have settled into their new roles and the Board, I believe, has the requisite skills set and experience to continue guiding the Company on the right course in years to come. I want to pay a special tribute to Gayle Wilson, who retired in May last year after nine years on the Board, the last seven years as Chairperson of the Audit Committee. This is undoubtedly one of the most demanding roles on the Board, but Gayle completed it with aplomb and a professionalism that has been a constant throughout her career. Gold Fields has rightfully gained a strong reputation for transparent and comprehensive reporting under Gayle’s watch.

Gold Fields’ management teams and employees work in difficult economic and operational circumstances amid a relentless focus on cost controls and operational efficiencies. Under the leadership of CEO Nick Holland, they have done so with a strong commitment and dedication to the Company. On behalf of the Board, I would like to express my gratitude to Nick, his executive team and the workforce around the globe.

Cheryl Carolus

Chairperson

IAR-20

19	The Gold Fields Integrated Annual Report 2017

Leadership

CEO REPORT

IAR-21

The Gold Fields Integrated Annual Report 2017	20

CEO REPORT continued

Introduction and overview

Dear stakeholders

I am proud to say that for the fifth year in a row Gold Fields has met or exceeded its production and cost guidance during 2017. Our 2.16Moz attributable production for the year was above our guided 2.10 – 2.15Moz and 2016 production of 2.15Moz. All-in costs (AIC) of US$1,088/oz were lower than the guided US$1,170 – US$1,190/oz, but higher than the US$1,006/oz reported in 2016 due to an increase in project capital spending.

Despite the increased spending we declared a total dividend of R0.90/ share and retained stable debt levels.

These strong results are testament to the exceptional operational performances of our international operations. Our mines in Ghana, Peru and Australia generated US$483m (excluding growth capital at Gruyere and Damang) in cash by exceeding production targets and controlling costs. After a challenging Q1 2017, the South Deep mine in South Africa came in below the targets set for the first year of its five-year rebase plan announced early in 2017.

The sound cash-generating performance by the Group is particularly noteworthy given that 2017 was the first year of Gold Fields’ reinvestment programme – a programme that seeks to sustain the current production base for the next decade. Total capital expenditure during 2017 amounted to US$840m (US$834m at continuing operations and US$6m at discontinued operations) with a further US$835m budgeted for 2018. We are in effect adding two new mines to the portfolio and ramping another project up the value chain, in addition to an extensive brownfields exploration programme. The major investments are:

●	A US$341m investment at our Damang mine in Ghana to extend the life-of-mine (LoM) to 2025. Capital spending during 2017 was US$115m
●	A 50-50 joint venture with Australian explorer Gold Road Resources in the Gruyere project in Western Australia. The two companies are jointly investing a total of A$532m (US$411m) in the project. During 2017 our portion of the spending was A$184m (US$141m), including capital investment and other sundry management costs
●	A A$99m (US$75m) near-mine (brownfields) exploration programme at our Australian mines in 2017, which added 0.5Moz in Mineral Reserves (after depletion)
●	The Salares Norte project in Chile, which has progressed into feasibility status. The feasibility study is expected to be completed by the end of 2018. Spending on further drilling and other work totalled US$53m during 2017

At South Deep, annual production was impacted by two fatal accidents and three fall-of-ground incidents in Q1 2017, which negatively affected the contribution from higher-grade corridors. Despite subsequent improvements during the remainder of the year, full-year production of 281,000oz came in 11% below the 2017 guidance of 315,000oz, while the AIC, at R600,109/kg (US$1,400/oz), was above the R585,000/kg (US$1,290/oz) guided.

I believe that South Deep’s long-term production and cost guidelines, contained in the mine’s rebase plan released in February 2017, are realistic and achievable. The plan targets steady-state production of approximately 500,000oz by 2022 at an AIC of R410,000/kg.

The tragic deaths of two of our South Deep colleagues – Thankslord Bekwayo and Nceba Mehlwana – and that of a contractor at our Tarkwa mine, Moses Adeaba, were a reminder that safety must remain our overarching priority. My heartfelt condolences once again go out to the families and friends of the deceased. Over the past few years we have made progress in improving the safety culture and standards at all our operations as is reflected in the 42% improvement in the Total Recordable Injury Frequency Rate (TRIFR) to 2.42 recordable injuries per million hours worked in 2017 from 4.14 in 2013. But, as the fatalities so tragically remind us, we can never let our guard down when it comes to the health and safety of people working at our operations.

Our strong operational performance and the merits of the investment programme are starting to be recognised by the market. The Gold Fields share price improved by almost 43% on the New York Stock Exchange (24% on the Johannesburg Stock Exchange) during 2017, one of the best stock performers among our global gold mining peer group. It appears to reflect a gradual recognition that Gold Fields is a globally diversified gold company with our fortunes linked to the performance of all our operations, not just that of South Deep, our sole remaining South African mine.

IAR-22

21	The Gold Fields Integrated Annual Report 2017

Leadership

Gold Fields’ five-year production and cost profile

Mining is an industry that has significant impacts on the countries and communities in which it operates. This requires continued proactive stakeholder engagement strategies and sustainable development policies. Communities, in particular, have over many years become critical stakeholders for our mines. During 2017, we spent significant resources in investing in Shared Value community programmes, including increasing the share of jobs and procurement spend allocated to host communities. The judicious use of water and energy resources by our mines is another critical element, not only as part of our commitment to operational efficiencies and environmental stewardship, but also as part of strengthening our social licence to operate.

During the year, the Board approved updated policies to strengthen sustainable development programmes and stakeholder engagement initiatives. This includes updated sustainable development and climate change policies and strategies as well as an increased commitment to the work of the International Council on Mining & Metals (ICMM), of which we are a member. Gold Fields’ value distribution to stakeholders in 2017 – as measured by the World Gold Council definitions – rose strongly to US$2.85bn compared with US$2.51bn in 2016.

Supporting our integrated management approach is robust and effective corporate governance throughout the Company. During 2017, Gold Fields implemented its revised Code of Conduct, which forms the ethical foundation of the business and informs how we conduct ourselves and interact with all stakeholders. The Board of Directors has also overseen the implementation of the recommendations of the King IV Report on Corporate Governance and approved a new diversity policy for our workforce. This will drive race and gender diversity at all operations, which is critical as we believe that the wide array of perspectives that results from such diversity promotes innovation and drives business success.

In the second section of this report, we unpack the Company’s strategy (p32 – 36). The decision that faced Gold Fields’ management in 2017 was to balance distributing the value we generated to stakeholders with reinvesting into our assets to ensure that our portfolio of mines continues to generate cash sustainably into the foreseeable future. To date we have been successful and I have confidence that our management teams will once again meet this challenge to the long-term benefit of all our stakeholders.

IAR-23

The Gold Fields Integrated Annual Report 2017	22

CEO REPORT continued

Introduction and overview continued

Performance highlights (Group, including discontinued operations)

		2017	2016

Attributable production	Moz	2.16	2.15
All-in sustaining costs (AISC)[3]	US$/oz	955	980
All-in costs (AIC)[3]	US$/oz	1,088	1,006
Net cash-flow[1]	US$m	(2)	294
Free cash-flow (FCF) margin[3]	%	16	17
Net debt	US$bn	1.303	1.166
Dividend declared	R/share	0.90	1.10
Fatalities	Number	3	1
Total Recordable Injury Frequency Rate (TRIFR)	/million hours worked	2.42	2.27
Total value distribution	US$bn	2.850	2.505
Energy usage[2]	TJ	12,178	11,697
Water usage	Mℓ	32,985	30,321
CO2 emissions	million tonnes	1.96	1.96
Host community procurement (% of total)%		45	38
Host community employment (% of total)%		40	48
Mine closure liabilities	US$m	381	381
[1]	Net cash-flow = cash-flow from operating activities less net capital expenditure and environmental payments
[2]	The sum of direct and indirect energy consumption reflects a conversion factor used by Granny Smith, Darlot,Tarkwa and Damang power stations to account for generation losses
[3]	These measures have been defined in management’s discussion and analysis in the Annual Financial Report and have been reconciled to IFRS

IAR-24

23	The Gold Fields Integrated Annual Report 2017

Leadership

Group performance scorecard

Each year, Gold Fields adopts a Group performance scorecard that incorporates the Company’s strategic priorities and seeks to instil the right culture and behaviours among our workforce, driven by the imperative of cash generation and sustainably growing the business.

By integrating all of the key value drivers into the business, the scorecard also aims to enhance the Group’s sustainability and reflects the integrated nature of our business. The scorecard consists of four key performance areas and elements against which we measure our performance. These are: safe operational delivery, capital discipline, portfolio management and licence and reputation. This Integrated Annual Report is structured along the lines of our 2018 scorecard and an overview of each performance area follows.

Safe operational delivery

Gold Fields remains committed to running its operations safely, productively and cost-effectively without undermining their longevity. We measure the success of business optimisation by looking at our progress on safety and health towards zero harm; the performance and growth of our portfolio of mines and projects; setting up the South Deep project for long-term success; delivering the Damang and Gruyere projects; using energy and water efficiently; and implementing appropriate workforce strategies to achieve these targets.

Safety and health

Safety is management’s first priority and it is critical that we continuously emphasise our commitment to zero harm. Therefore, the fact that we had three fatalities at our mines during 2017, compared with one in 2016, is a serious setback.

Our overall safety performance regressed during 2017, with the Total Recordable Injury Frequency Rate (TRIFR) increasing to 2.42 per million hours worked from 2.27 in 2016, as the total number of recordable injuries rose to 138 from 124 in 2016. Despite the setback in our safety performances in 2017 we remain convinced that zero harm is possible with the right commitment from management and the right behaviours exhibited by the workforce. Our Cerro Corona mine shows that it can be done. The mine reported only one recordable injury in 2017. That was in January of that year; since then it has gone 14 months without a recordable injury.

Behaviour-based safety programmes are in place across the Company and our work at embedding these into our day-to-day performance, along with visible management leadership on the ground, will be strengthened in the wake of the fatalities during 2017. A safety leadership forum has been established to share learnings and good practices across the Company. Our regions have also intensified operation-specific health and wellness programmes, focusing on improving the physical and mental health of our employees.

Furthermore, to address the risk of major, particularly fatal, incidents, Gold Fields adopted the critical control management approach promoted by the International Council on Mining & Metals (ICMM). Material unwanted events in safety, health, environment and in the community were identified and prioritised in each region. Controls to prevent or mitigate these events are now being implemented.

I am also pleased to report that the Occupational Lung Disease Working Group, representing gold mining companies in South Africa, is making good progress in negotiations with the legal representatives of workers that have been affected by silicosis. We remain committed to finding a fair and sustainable solution for the claimants and the companies. During the year, we raised a provision of R390m (US$30m) for a possible settlement of the silicosis class action claims.

Business performance

2018 is the second year of our reinvestment programme that seeks to improve the quality of our portfolio and sustain the current production base for the next decade. The significant capital expenditure requirements that accompany this programme inevitably resulted in higher Group costs and reduced net cash-flow during 2017. As such, we guided the market at the beginning of 2017 on higher costs and marginally lower production. As we have done consistently over the past five years, we again exceeded our guidance during 2017.

Attributable production of 2.16Moz, was above our guidance range for the year of 2.10 to 2.15Moz and in line with the 2.15Moz produced in 2016. Four of the mines in the Group reported improved production in 2017 compared with 2016, and Damang was well ahead of guidance. South Deep’s production was lower than in 2016.

IAR-25

The Gold Fields Integrated Annual Report 2017	24

CEO REPORT continued

Group performance scorecard continued

Strong cost management across the Group resulted in a good cost performance with AIC of US$1,088/oz and AISC of US$955/oz in 2017, below guidance for the year of US$1,170 – 1,190/oz and US$1,035 – 1,045/oz respectively. In 2016, AIC and AISC were US$1,006/oz and US$980/oz, respectively.

The Group reported net cash-outflow of US$2m (2016: US$294m cash-inflow) and a FCF margin (which excludes capital spend on growth projects) of 16% (2016: 17%). The gold price received by Gold Fields during 2017 averaged US$1,255/oz (2016: US$1,241/oz).

The Group and mine operating and financial performances are detailed on p42 – 49.

Project delivery

2017 was the first year in our drive to secure the longevity and sustainability of our portfolio of assets. Group capital expenditure levels increased to US$840m during 2017 (2016: US$650m), of which US$217m was growth capital. All our key projects are tracking their delivery deadlines and financial budgets:

●	US$115m was spent on the Damang reinvestment project during the year. The project is ahead of its planned progress and in line with budget. (For an update on the Damang reinvestment project, see p81)
●	We spent A$184m (US$141m) on the Gruyere project in Western Australia, a joint venture with Gold Road Resources. Of this A$106m (US$81m) was project capital and the remainder the deferred portion of the purchase price of our 50% in Gruyere. The deposit, which has 3.5Moz in total Mineral

Reserves, is set to produce 270koz a year (100% basis) over a 13-year LoM. All the key contractors for the project have been appointed and progress on construction is in line to meet the targeted completion date of Q1 2019. (For details of the Gruyere JV, see p84)

●	Exploration drilling progressed at the Salares Norte project in Chile, which moved into feasibility phase in 2017. US$53m was spent in 2017 and a further US$83m has been budgeted for 2018 on the feasibility study with its completion set for the second half of 2018 (for details on Salares Norte, see p85)

South Deep rebase plan

After a two-year detailed assessment by the South Deep management team, the Board approved a rebase plan for the mine in February 2017. This plan sketches the long-term production and cost profile of the mine and contained the following key targets:

●	Increasing the tonnes milled to 230kt/month by 2022
●	Ramping up production to approximately 500,000oz/year by 2022
●	Reducing AIC to US$410,000/kg by 2022
●	Growth capital expenditure of R2.3bn (US$151m) from 2017 – 2022

The implementation of the rebase plan, however, got off to a slow start, with five safety incidents in the higher-grade section of the mine impacting production during the first quarter of the year. As a result, Q1 2017 production was 600kg (19koz) lower than planned. Although there was an improvement in production during the remainder of the year, the mine was unable to make up the shortfall in production from the first quarter and consequently fell short of guidance for the year.

Production for the full year decreased by 3% to 8,748kg (281koz) in 2017 from 9,032kg (290koz) in 2016 and was short of the guided 9,800kg (315koz). Net operating costs were 2% higher at R4,062m (US$305m). AIC increased by 3% to R600,109/kg (US$1,400/oz) compared with R583,059/kg (US$1,234/oz) in 2016, as a result of lower production. The rebase plan had guided an AIC of R585,000/kg (US$1,280/oz) for year one. South Deep also reported a goodwill impairment of R3.5bn (US$278m) during 2017, underpinned by a reduction in the gold price, assumption used in the LoM impairment model and the slow start of the rebase plan.

Though there has been some operational improvement at the mine, work is still required in the areas of mine development, destress mining and long-hole stoping. During 2017, development decreased marginally to 6,897 metres from 6,933 metres in 2016. Development in the new mine areas increased by 20% to 976 metres in 2017 from 811 metres. Destress mining increased by 3% to 33,419m² in 2017 from 32,333m² in 2016. Long-hole stoping volumes mined increased by 3% to 767kt in 2017 from 745kt in 2016.

The knock-on effect of the lower production in Q1 2017 is expected to continue into 2018 and we are guiding for production of 10,000kg (321koz) and AIC of R540,000/kg (US$1,400/oz), compared with the original rebase plan year two guidance of 11,136kg (358koz) and R567,910/kg (US$1,240/oz).

IAR-26

25	The Gold Fields Integrated Annual Report 2017

Leadership

However, we have full confidence in the integrity of the rebase plan and believe that South Deep will be able to meet the 2022 targets (p82 – 83).

A new regional management team has also begun to tackle many of the operational deficiencies that were evident and is also reviewing the cost structure of the mine, including the size of the workforce, in line with its production profile.

Energy supply and cost

The supply and cost of energy is a material focus area of our operational strategies, as it is becoming an increasingly expensive resource globally. The use of many energy resources also has a significant impact on our environmental footprint. As such, our mines have been tasked with developing and implementing policies that ensure security of energy supply as well as cost savings, while also seeking to reduce our carbon footprint.

Energy accounted for 17% of Group operating costs in 2017. While energy consumption increased by 4% in 2017, the Group reduced energy spending by 11% to US$258m in 2017, amid greater operational energy efficiencies that yielded savings of around US$22m. Furthermore, with our increasing usage of renewable and low-carbon energy sources, we expect further energy efficiencies and reduced carbon emissions in the future. Costs will also benefit from this trend, given the recent rise in global oil prices.

In Ghana, Gold Fields signed a power purchasing agreement (PPA) with an independent power producer, Genser, after significant cost increases and supply outages experienced in preceding years when we relied solely on the state-owned utilities for supply. In terms of the agreement, Genser commissioned the gas-powered plants at both Tarkwa and Damang during Q4 2016. By Q1 2018, the plants provided 100% of power at Damang and 60% at Tarkwa, significantly improving supply and reducing costs at both mines.

In 2017, we reached a commercial agreement and are close to signing a 25-year PPA with an independent power producer (IPP) for a 40MW solar photovoltaic facility at our South Deep mine. The IPP will develop, build, own, operate and maintain the plant with commissioning expect in 2019.

Gold Fields remains committed to its goal of 20% renewable energy generation over the LoM at all new projects and is investigating this requirement for the Salares Norte project in Chile.

Greater use of renewables has the added benefit of reducing our carbon footprint, which is one of Gold Fields’ key environmental priorities. During 2017, our total CO2 emissions declined marginally to 1.959m tonnes (2016: 1.964m tonnes), but we expect longer-term benefits arising from the energy efficiency and fuel-switching projects we have put in place at our mines.

Fit-for-purpose workforce

A key area of focus in 2017 was to ensure that our mines have appropriately sized and qualified workforces to drive safe operational delivery.

Contractor mining has over the years been used at a number of our operations in line with various operational requirements and LoM factors, such as longer hauling distances and the increasing depth of our underground operations. These include the Gruyere project, Cerro Corona in Peru, Ghana’s Damang mine and at many of our Australian operations. In early 2018, we also commenced our transition to contractor mining at the Tarkwa mine, given the escalating cost of labour in Ghana and the need to invest in new equipment and fleet.

In South Africa, in response to the continued underperformance at South Deep, we have commenced a workforce restructuring as part of our drive to align costs with the mine’s production profile. This has to date seen a 26% reduction in staff numbers among managers and supervisors at the mine.

Other important human resource initiatives implemented in 2017 included the continued drive to have appropriately skilled people in the right roles. With the increasing shift towards mechanisation and automation, we have found that in addition to the continued development and training of our workforce, it is important to recruit appropriately skilled people at our mines. During 2017, we spent over US$20m globally on training and development – on top of recruiting the best mining skills to supplement our existing talent pool.

Having the right culture in the organisation is another key component for delivery. During the year, we reinvigorated the Gold Fields’ Vision and Values, contextualising them within the Company strategy to embed the behaviours required for delivery.

IAR-27

The Gold Fields Integrated Annual Report 2017	26

CEO REPORT continued

Group performance scorecard continued

We also re-emphasised the importance of focusing on the overarching Group-wide strategic objectives, and building a more unified workforce across our global operations. This project will continue to run throughout 2018.

The year also saw an increased focus on workforce diversity – both in terms of gender and race. While our global workforce is culturally diverse, gender and racial diversity remain a challenge within certain regions. A more diverse workforce and the varying skills, perspectives and problem-solving approaches that come with it can be a powerful internal lever for improved delivery. This will remain an imperative for management in the year ahead and was given a big boost when the Board adopted the Group Diversity Policy during 2017.

Innovation and technology

Innovation and technology (I&T) is critical in improving safety, volumes and costs at our mines over time. During 2017, a newly established I&T division at Gold Fields started implementing the I&T strategy approved by the Board in late 2016. The ultimate goal of the strategy is to work towards the Gold Fields Mine of the Future, which will be premised on automation, an integrated digital data platform, remote machine operation, virtual reality and reduced mining waste.

In 2017, we commenced with the foundational phase of the strategy, which is scheduled to be completed by 2019. This will be followed by programmes to optimise our operations by year three and implementing new technologies and innovation over the full five-year period. Our regions have also been tasked with implementing three-year technology plans. They started this work in 2017, with the I&T division consolidating and driving the process.

During 2017 the following milestones were achieved by Gold Fields’ operations in implementing the I&T strategy:

●	Purchased high-precision GPS drilling rigs at Cerro Corona and Tarkwa to improve blasting efficiencies
●	Rolled out drone survey technology in West Africa to accelerate tailings, waste dump and pit surveying
●	Rolled out mine sense blending software and systems at Cerro Corona
●	Increased use of tele-remote systems from surface at Granny Smith

Our regions have also started to implement their own roadmaps, including identifying I&T projects for implementation in 2018. The following are our major Group-wide project objectives for 2018:

●	Start to upgrade information technology and operating technology networks at all our operations. This includes installing underground wireless technologies in South Africa and Australia to enable real-time data availability to assist our teams in decision making
●	Rollout the ‘Mine of the Future Hearts and Minds’ programme among employees to develop a manufacturing mindset among the workforce at our operations

A critical element of our strategy is partnerships with IT companies and original equipment manufacturers

(OEMs) that are leaders in the field. This will be done on a Company-wide basis, but also in co-operation with our peers in the ICMM. The introduction of electrical machinery and vehicles in mining operations is one of the key projects that the ICMM will raise with OEMs this year.

Capital discipline

The core focus of Gold Fields’ financial strategy is to grow our FCF margin and to sustain this margin in the long term. The Group has set a FCF margin target of at least 15% at a notional long-term planning gold price of US$1,300/oz, which translates to an AIC breakeven level of approximately US$1,050/oz.

To ensure the sustainability of FCF generation in the longer term, reinvesting in and upgrading our portfolio is essential. As such, Gold Fields embarked on a period of reinvestment at the beginning of 2017, with 2017 and 2018 being the peak capital expenditure years of the programme. This will temporarily put pressure on our net cash-flow generated and our ability to retain our debt levels below the long-term target.

Financial performance

Despite the significant capital investment programme, Gold Fields produced a sound financial performance during 2017. With most of the mines reporting production in line with or ahead of guidance, and the average gold price received slightly higher at US$1,255/oz (2016: US$1,241/oz), net revenue increased by 2% to US$2,811m in 2017.

Given the volatility in commodity prices and exchange rates and, more pertinently, the high levels of

IAR-28

27	The Gold Fields Integrated Annual Report 2017

Leadership

project capital expenditure incurred during the year, management undertook short-term, tactical hedging of the oil price, the copper price and the Australian Dollar gold price to protect cash-flows. While these hedges worked in Gold Fields’ favour, apart from the copper price hedge, it must be stressed that management has not deviated from its policy of not considering long-term, systematic gold price hedging.

Despite a stronger South African Rand and Australian Dollar during 2017, which pushes up the input costs for our mines in those jurisdictions in US Dollar terms, Group AIC came in below guidance at US$1,088/oz (2016: US$1,006/oz). Taking into account all of the above, net losses attributable to Gold Fields shareholders amounted to US$19m in 2017 compared to earnings of US$158m in 2016.

Critical to our margin focus and our investment programme is the cash-flow generated by the operations, which remained strong and came in ahead of expectations in 2017. Excluding project capital and exploration expenditure, operational cash-flow was US$441m (US$188m in Australia, US$117m in Peru, US$179m in Ghana and a negative US$43m in South Africa) versus US$444m in 2016.

During 2017, the Group recorded net cash-outflow of US$2m, compared to an inflow of US$294m in 2016. Included in this cash-flow number is total capital expenditure of US$840m, which includes US$623m in sustaining capital and US$217m in project capital. In addition, US$53m was spent at Salares Norte, which is currently in feasibility study.

The FCF margin decreased slightly from 17% in 2016 to 16% in 2017, driven primarily by an increase in taxes paid. Encouragingly, this is ahead of our targeted 15% FCF margin at a US$1,300/oz gold planning price.

Dividends

Gold Fields has a long and well-established policy of rewarding shareholders. This policy is viewed as an important element of Gold Fields’ investment case and we have consistently honoured this commitment. Despite recording a net cash outflow, the Group maintained its dividend policy and declared a total dividend for the year of R0.90/share (2016: R1.10/share).

Debt reduction

One of Gold Fields’ key strategic objectives has been to reduce the amount of debt on our balance sheet. In this regard, management set itself a long-term target of reducing the net debt to adjusted earnings before interest, taxation, depreciation and amortisation (EBITDA) ratio to below 1.0x. Having moved into a capital-intensive phase during 2017, management guided the market for a pick-up in net debt during the year. As such, the focus has shifted to limiting the cash outflow, minimising the increase in debt and maintaining the strength of the balance sheet through the peak capital expenditure years (2017 and 2018).

Net debt increased by US$137m during the year to US$1,303m at the end of 2017 from US$1,166m at the end of 2016. Given the improved Group production and the lower costs, the outperformance of the Damang reinvestment plan, less capital expenditure incurred at Gruyere than planned and a higher gold price than budgeted, Gold Fields ended 2017 on a net debt/ EBITDA ratio of 1.03x, a slight increase from the 0.95x at the end of 2016.

Portfolio management

Gold Fields manages its assets to improve the overall quality of its portfolio and ensure the sustainability of the cash-flow generated by this portfolio. In this regard, the focus is on reducing Group AIC, increasing the free cash-flow per ounce and extending the life of the assets. When looking at growth in the Gold Fields context, our focus is not on growing the level of production but rather on growing FCF per ounce and extending the average reserve life per operation sustainability. We believe that by maintaining this focus we will improve the quality of our portfolio over time.

Elements of the portfolio management process include:

●	Acquiring or developing lower-cost (than Group average), longer-life assets
●	Disposing of higher-cost, shorter-life assets that management believes can be better served by a company that has more time and resources to commit to them
●	Extending the life of current assets through near-mine brownfields exploration

IAR-29

The Gold Fields Integrated Annual Report 2017	28

CEO REPORT continued

Group performance scorecard continued

●	Focusing on in-country opportunities to leverage off our existing footprint, infrastructure and skills set

Pursuing cash-generative acquisition opportunities is part of our growth strategy although opportunistic in nature. However, given our existing capital commitments, further acquisitions at present appear unlikely and would be limited to opportunistic bolt-ons to existing operations, ideally in countries in which we already have a presence.

During 2017, we made a judicious return to greenfields exploration with a US$21m investment for a 19.8% stake (partially diluted as at end-December 2017) in ASX-listed Cardinal Resources, which has a number of exploration projects in Ghana. We are looking at accelerating our investments in greenfields exploration in the long term, but this would be limited to countries in which we currently operate.

Quality portfolio of assets

On an annual basis, all assets in our portfolio are subject to the Group’s strategic planning process. A scenario analysis is conducted for each operation, assessing how to best maximise cash-flow, LoM and margin. The results of this analysis are then used in conjunction with the Group’s capital profile and the current economic environment as inputs into our annual business planning.

The following key decisions were implemented with regards to the existing portfolio during 2017:

●	Reinvestment into Damang in Ghana commenced at the beginning of the year, which will extend the mine’s life to 2025. During 2017, US$115m in project capital was incurred, primarily on waste stripping
●	A$184m (US$141m) was spent in total on the Gruyere project in Western Australian during 2017, of which A$106m (US$81m) was growth capital and the remainder the deferred portion of the purchase price for our 50% interest in Gruyere. Development of the project is on track and all key contractors have been appointed. Gold Fields has also acquired a 9.9% stake in Gold Road Resources, which holds the other 50% of Gruyere
●	Gold Fields continued to streamline its portfolio by selling Darlot in Western Australia to Red 5. Red 5 paid for the acquisition through a combination of cash and shares. Gold Fields also partially underwrote a rights issue by Red 5 and now holds a 19.9% share in the company
●	The sale of the Arctic Platinum Project to CD Capital was concluded in early 2018 for a cash consideration of US$40m and future royalties of 2%
●	Gold Fields further consolidated its royalty portfolio in 27.9%-held Toronto-listed Maverix Metals

The strength of our international portfolio is evident in the continued net cash-flow generation of our mines in Australia, Ghana and Peru, which collectively generated US$369m during 2017 (2016: US$432m). Critically, we announced a successful extension of Cerro Corona’s life to 2030 through work on the tailings facility and the future use of in-pit tailings. The only operating asset in the Group that still needs to be brought to full account is the South Deep project, but management is confident that it will achieve the production and costs targets outlined in the five-year rebase plan.

Brownfields exploration and mine development

We have made ongoing investment in brownfields exploration at our mines, as well as the development of their ore bodies, strategic priorities. Even in a sustained low gold price environment we would be reluctant to cut development spending on ore bodies as they ensure that these mines have a sustainable future. The costs associated with maintaining the integrity of our ore bodies are built into our mines’ cash-flow models.

Gold Fields believes that near-mine exploration offers the best route to low-cost ounce replacement that can generate cash in the short and medium term. In addition to adding to Gold Fields’ Mineral Resource and Mineral Reserve base, near-mine exploration:

●	Extends the life of the Group’s existing mines
●	Ensures each region can continue to leverage its infrastructure
●	Provides a robust platform for regional growth

In 2017, Gold Fields spent US$87m on near-mine exploration (2016: US$80m), which supported a total of 754,669 metres of near-mine drilling (2016: 694,527 metres). The majority of this spending – US$75m (A$99m) – was incurred at our Australian mines. US$11m was spent in Ghana, which is significantly higher than the US$3m spent in the region in 2016, amid a renewed focus on extending the life of the Tarkwa mine.

For 2018, we have budgeted US$87m for near-mine exploration of which US$66m (A$86m) will be at our Australian operations (including Gruyere). Our Australian mines have successfully extended their lives through a consistent investment in brownfields exploration activities. During 2017, this yielded a number of successful projects:

IAR-30

29	The Gold Fields Integrated Annual Report 2017

Leadership

●	Mine life extension of Agnew through the addition of the Waroonga North ore body
●	Extension of the Invincible South ore body at St Ives
●	A potential new ore source at Granny Smith with the Blurry Bif ore body

Mineral Reserves

During 2017, Gold Fields increased attributable gold Mineral Reserves (net of depletion) by 0.89Moz to 49.01Moz. Attributable copper Mineral Reserves totalled 764Mlbs (2016: 454Mlbs).

In Australia during 2017, attributable Mineral Reserves increased by 0.42Moz to 6.18Moz, testament to the continued success of brownfields exploration at the mines. In Ghana, attributable Mineral Reserves now stand at 6.87Moz (2016: 6.98Moz), while at South Deep attributable Mineral Reserves total 34.02Moz (2016: 34.07Moz).

Gold Mineral Reserves at the Cerro Corona mine in Peru are now 1.93Moz (2016: 1.30Moz).

Licence and reputation

The success of our business is dependent on our relationships with a number of key external stakeholders that determine both our regulatory and social licences to operate, as well as the reputation we have with these stakeholders. To protect and enhance these relationships we must minimise the impact of our operations through environmental stewardship while ensuring we have ongoing engagement with our stakeholders to create shared value. Finally, our reputation and our ability to fulfil our stakeholder promises requires the highest levels of corporate governance and compliance.

During 2017, the Board approved a new sustainable development policy statement that commits Gold Fields “to integrate sustainable development principles into strategy, business planning, management systems and decision-making processes to maintain our licence to operate and leave a positive legacy. The results will be an appropriate balance of the Company’s requirements to perform financially, to manage the environment responsibly and to ensure broad social benefits.”

Environmental stewardship

Responsible environmental management remains a vital component of Gold Fields’ regulatory and social licence to operate at all our operations and projects. In 2017, we reported two Level 3 environmental incidents (2016: three), one in Australia and one in Ghana (p95). Gold Fields has had no Level 4 or 5 environmental incident for well over seven years.

Water is a particular focus of our environmental strategy, as it is becoming an increasingly scarce and expensive resource globally. Managing the risks around current and anticipated water security, which includes the quantity and quality of supply as well as associated costs, is essential to ensure sustainable production for existing operations and the future viability of projects.

During 2017, water withdrawal across the Group increased to 32.99Mℓ (2016: 30,32Mℓ) and water recycled or reused amounted to 43.29Mℓ (2016: 44,32Mℓ). Water withdrawal per ounce was higher at 14.78kℓ/oz in 2017 compared with 13.67kℓ/oz in 2016. Our operations are investing in improving water practices, including pollution prevention, recycling and conservation initiatives.

Work carried out by the ICMM on water and tailings management has provided best-practice guidelines to the Company and during 2017 we worked closely to align our practices to ICMM position statements on water and tailings management. We completed internal and external reviews of all our 26 tailings facilities at our mines and projects and are in the process of closing out all the gaps identified by these reviews.

The total gross mine closure liability for Gold Fields remained unchanged at $381m in 2017. We plan on further enhancing our integrated approach to mine closure management during 2018 with a focus on progressive environmental rehabilitation, the social impact of closure and full LoM closure obligations.

Stakeholder relations

Employees, business partners, shareholders and investors, governments and communities have been identified as Gold Fields’ key stakeholders. Their support and acceptance is critical in ensuring that we receive and retain our regulatory approvals and social licence to operate. This can only be achieved if we develop stakeholder relationships that are based on transparent and open engagement

IAR-31

The Gold Fields Integrated Annual Report 2017	30

CEO REPORT continued

Group performance scorecard continued

and if we create shared value for them.

The ability to generate cash is critical in distributing the benefits from mining to our stakeholders. In 2017 Gold Fields’ value distribution – as measured by the World Gold Council – totalled US$2.850bn, compared with the US$2.505bn we distributed in 2016. This amount was dispensed as follows during 2017:

●	US$160m (2016: US$122m) to shareholders and debt providers, who are seeking a return on their invested capital through dividend and interest payments
●	US$506m (2016: US$482m) to our employees, whose work is rewarded through salaries and other benefits
●	US$1.857bn (2016: US$1.648bn) to contractors and suppliers, from whom we procure goods and services
●	US$310m (2016: US$235m) to governments, which grant us our mining licences and who benefit from our tax and royalty payments
●	US$17m (2016: US$16m) in social investment programmes among our host communities, whose support is critical for our social licence to operate and who benefit significantly through host community jobs and procurement

Government relations

As the issuers of mining licences, developers of policy and implementers of regulations, host governments at all levels (national, regional and local) are one of Gold Fields’ most critical stakeholders. As such we seek to work closely with them in establishing relationships that benefit the country and impacted communities, while at the same time providing an environment in which our operations can prosper in the long term.

These relationships are not always easy, but Gold Fields has mostly found ways of working successfully with governments. During 2017, we commenced our US$341m reinvestment programme in Damang, which created or secured around 1,850 jobs. This decision was taken after we concluded a development agreement with the Ghana government, which provided for fiscal stability.

This is what, I believe, is a clear win-win situation for both parties. In South Africa as well we have seen a more engaged approach by government in early 2018, with the advent of the presidency of Cyril Ramaphosa. After years of impasse with government over the implementation of a new Mining Charter to govern the sector, which left the industry no choice but to embark on legal action, fresh talks commenced in March 2018. The negotiations between the new Minister of Mines and the Chamber of Mines, representing industry, are ongoing and now also include community organisations.

In Australia, the Western Australian regional government sought to impose higher royalties on the gold sector during 2017. This too was thwarted by an industry publicity campaign that highlighted the adverse economic impact, including job losses that would have resulted from the higher taxes.

Our value proposition and relationships with shareholders, investors and employees are discussed elsewhere in this report.

Community relations and Shared Value

One of the biggest challenges facing mining companies is building relationships and trust with their host communities, without which there is potential for operational disruption, project delays and cancellations – the loss of the social licence to operate referred to previously.

Gold Fields has traditionally invested in communities through a range of educational, skills development, health and infrastructure projects and, more recently, through Shared Value-based projects. This approach to structuring our investments in communities ensures that the value created is shared by communities and the business.

To date, our regions have implemented six Shared Value projects, ranging from the promotion of mathematics and science education among South Deep’s host communities to multi-lateral water management projects at Cerro Corona. The most high-profile project is the US$21m, three-year upgrade of the dirt road between the Tarkwa and Damang mines in Ghana, which is set to be completed in late 2018. We are working with government agencies in building the road which will significantly improve access for our operations’ host communities. In addition, the bulk of the labour required for completing the project is being sourced from these communities.

Host community procurement and employment are perhaps the most impactful of our community investment strategies. At present, host community members account for 28% of our workforce at Cerro Corona in Peru, 16% at South Deep in South Africa and 68% at our two Ghanaian operations. The numbers for host community procurement spend are 7%, 18% and 13% respectively. Gold Fields Australia has also embarked on developing appropriate strategies for its operations, many of which are far away from human settlements and rely largely on fly-in, fly-out workers.

IAR-32

31	The Gold Fields Integrated Annual Report 2017

Leadership

Gold Fields is proactively looking at ways to further increasing host community employment and procurement opportunities over the next few years, and each operation has set itself targets for 2020.

South Deep has set a target of procuring 25%, equivalent to about R500m a year, of goods and services from the mine’s Westonaria host community by 2020, creating around 500 new jobs in the process. We are making good progress in this regard – in 2017 host community procurement spend totalled R448m, the number of host community suppliers to South Deep increased to 88 (2016: 84).

Governance and compliance

Sound governance, transparency and regulatory compliance are critical enablers for any business, but even more so in the mining industry, which often faces challenging social, economic and political contexts. Equally, Gold Fields’ vision of global leadership in sustainable gold mining requires the highest level of governance and compliance. Governance and reputation are also key drivers of sustainability. Adherence to legislation, controls and standards are a non-negotiable aspect of doing business, while ethical leadership and sound business governance serve to strengthen our reputation and relationships with shareholders, governments, communities and employees.

These issues are a key focus area for the Board of Directors and management as it is the foundation of a successful implementation of the strategy of the Company. In South Africa, the King IV Code on Corporate Governance was launched in November 2016. The Gold Fields Board committed to full compliance with the Code and implemented the appropriate policies and actions during 2017 and early 2018.

The updated Code of Conduct, which was rolled out at most of our operations last year, is a critical element of this as it informs ethical decision making in the business and in all dealings with our stakeholders. It is supported by a compliance framework that ensures continued adherence to almost 1,500 statutes that apply to our operations and records the interactions of our employees with all stakeholders. At the same time we are providing employees with greater awareness and knowledge of the regulatory environments in which we operate in to ensure compliance and accountability among our workforce.

IAR-33

The Gold Fields Integrated Annual Report 2017	32

CEO REPORT continued

Gold Fields’ strategy on a page

IAR-34

33	The Gold Fields Integrated Annual Report 2017

Leadership

IAR-35

The Gold Fields Integrated Annual Report 2017	34

CEO REPORT continued

IAR-36

35	The Gold Fields Integrated Annual Report 2017

Leadership

Strategy overview

Gold Fields seeks to be a low-cost gold producer that secures sustainable cash-flow through the inevitable economic cycles in the gold mining industry. Through this, we can deliver superior returns when the gold price is high, and offer a degree of protection when the price falls, ensuring that we are able to maintain our business with healthy margins. At the same time, sound cash-flow enables us to manage our debt, invest in the right assets and distribute the benefits of mining to our stakeholders.

These economic realities inform our long-term vision of global leadership in sustainable gold mining, and our target of achieving a 15% free cash-flow (FCF) margin at a gold price of US$1,300/oz. As part of our medium-term planning, and in line with our key focus on cash margins, we have set a strategic aspiration of operating at Group AIC of US$900/oz or lower by 2020.

To achieve our targets, we need to meet our strategic objective of maximising total shareholder returns sustainably, and to this end have developed four strategic pillars:

1.	Safe operational delivery – how we make money (p42)
2.	Capital discipline – how we spend money (p68)
3.	Portfolio management – what we choose to invest in (p78)
4.	Licence and reputation – how we conduct ourselves (p92)

Within each of these pillars, we have selected a number of strategic focus areas for 2018. These in turn will be delivered through strategic initiatives, the success of which will be measured by the Group Balanced Scorecard metrics. The achievement of these metrics determines the bonuses and annual salary increases for our management teams at Group, regional and mine level. The strategic focus areas and initiatives for each of the four strategic pillars are discussed in more detail below.

1. Safe operational delivery

This strategic pillar drives the consistent operational delivery of our assets in a safe, healthy and sustainable manner. The three strategic focus areas within this pillar are to:

●	Deliver FCF margin: delivering the targeted FCF margin at our existing operations enhances shareholder value by not only buffering the effects of a depressed gold price, but also offering exponential value under a favourable gold price environment. It also provides us with greater flexibility to allocate cash efficiently to manage our balance sheet and continually upgrade the assets in our portfolio
●	Safely meet guidance for operations: by safely meeting our annual guidance, we seek to protect the safety and wellness of our employees, ensure our yearly FCF margin targets are met and secure our mines’ longer-term sustainability
●	Safely deliver strategic projects: our major growth projects – the South Deep rebase plan, Gruyere, Damang Reinvestment and Salares Norte – have been identified as value-accretive assets for the Company. These projects will increase the overall life of our portfolio, drive down costs and meet our key objective of upgrading the portfolio of assets. Delivering safely on these projects is thus a key strategic imperative

We will continue to embed a zero-harm mindset across the Company. Safety and wellness remains our number one value and safeguarding the lives and the health of our people is critical from a moral perspective as well as a commercial one as it also protects against the risk of safety-related stoppages.

Each operation needs to meet guidance by following its mine plan. In the past five years, we have evolved our strategic and mine planning approach considerably to ensure ever-closer alignment with the achievement of our strategic objectives. By focusing on margin and reserve life when undertaking operational planning, and by closely following the mine plans, we believe the mines will meet guidance and be sustainable for the foreseeable future. Off the back of this protocol, the Company has met its production and cost guidance for the past five years.

Water and energy costs and supply are critical inputs for our operations, and account for about a quarter of operating costs. In the year ahead, we will continue to roll out initiatives to both manage water and energy costs, and secure their long-term supply. This is not only an operational imperative, but is aligned to our objective of being a responsible company.

People play a central role in ensuring safe operational delivery. Our key human resources initiatives are to leverage culture to drive delivery, and to ensure we have appropriately skilled people in the right roles.

2. Capital discipline

Capital discipline requires us to invest our money wisely and deliver superior returns to investors. This is done through the conservative management of our balance sheet, paying dividends, reinvesting in our mines and acquiring assets to upgrade our portfolio. This is the strategic focus area in the capital discipline pillar.

Our aim is to limit the increase in our net debt/EBITDA ratio to 1.25x during 2018, which takes into account the significant investments required at both Damang and

IAR-37

The Gold Fields Integrated Annual Report 2017	36

CEO REPORT continued

Strategy overview continued

Gruyere. In the medium term, we seek a return to a ratio of 1.0x. At the same time, we need to reinvest in the business and look for new opportunities, as has been done in the past years, but we will only do so if such reinvestment drives the sustainable achievement of our targeted AIC.

3. Portfolio management

Our portfolio of assets is one of the few ways we can differentiate ourselves from peers in the gold mining industry. A strategic planning process provides visibility on production and cash-flow over the life-of-mine (LoM) for each of our operations and informs our decisions on whether and when to dispose of, acquire, invest in or otherwise optimise assets. A project and capital ranking curve helps us invest in those assets that will meet the Company’s required investment hurdle rates.

Our strategic focus area in this pillar is to improve the quality of our portfolio. We define a quality portfolio as one that delivers life and cash-flow margin in a sustainable manner to maximise returns.

The strategic initiatives that will drive this include:

●	Implementing business improvement and efficiency projects to reduce costs
●	Using the portfolio management and strategic planning process to inform acquisitions and disposals
●	Extending life through brownfields exploration and value-accretive mergers and acquisitions (M&A)
●	Reducing costs, improving efficiencies and safety through a focus on innovation and technology

4. Licence and reputation

Governance and reputation are key drivers of sustainability. Adherence to legislation, controls and standards are a non-negotiable aspect of doing business, while ethical leadership and sound business governance serve to strengthen our reputation and relationships with shareholders, governments, communities and employees.

Responsibly managing our environmental impact and building positive and mutually supportive relationships with host communities are important focus areas, and ones that also serve to meet the increasing demands of environmental, social, governance-focused investors.

Our strategic focus area within the licence and reputation pillar is to maintain our licence to operate and enhance our reputation. The strategic initiatives to support this include:

●	Building confidence with analysts and investors
●	Enhancing governance and compliance
●	Strengthening our reputation through Shared Value initiatives and through community, environmental and safety programmes that improve the lives of our stakeholders

IAR-38

37	The Gold Fields Integrated Annual Report 2017

Leadership

The road ahead for 2018 and beyond

As outlined in the preceding text, the main objective underpinning Gold Fields’ strategy is to generate sustainable cash-flow and superior margins. To continue expanding margins and distributing cash, the long-term sustainability of the business must be kept intact. This requires investing to extend the life of our assets, ensuring we maintain our social licence to operate and retaining our people who are key to the success of our business.

The challenge facing Gold Fields’ management is, therefore, to balance distributing the cash we generate with reinvesting into our assets, to ensure that our portfolio of mines continues to generate cash sustainably into the foreseeable future.

2018 is the second year of our reinvestment programme, the benefits of which will be realised in the years to follow. In addition to the cash-generative mines within the portfolio, the Company now has development and growth projects in each of the four regions in which it operates.

In South Africa, we have South Deep, which is still a mine in the build-up phase, with significant growth opportunities over its current 78-year LoM. In Ghana, the reinvestment at Damang is essentially the equivalent of developing a new mine, while our investment in the Gruyere joint venture will lead to the construction of a new mine in Western Australia, with first production scheduled in early 2019. Finally, in the Americas region, we are set to conclude the feasibility study on the Salares Norte project in northern Chile by late-2018.

These projects are important in terms of their contribution to the strategic objectives of Gold Fields, namely to maintain and grow cash-flow on a sustainable basis. They are all forecast to operate at an AIC that is lower than the current AIC of the Group, once steady-state levels of production are realised. As such, the Group’s overall cost of production will reduce over time, and the quality of the portfolio will improve.

At South Deep, we announced a five-year rebase plan in February 2017. This plan is set to position the mine at a steady-state production of approximately 500,000oz per year by 2022, at an AIC (in 2017 terms) of R410,000/kg. While the mine fell short of the plan’s first-year targets in 2017, the integrity of the rebase plan remains intact. The Damang project has projected AIC and AISC, including upfront capital development, of US$950/oz and US$700/oz, respectively. While Gruyere is projecting AIC of A$1,130/oz (US$805/oz) and AISC of A$945/oz (US$690/oz), including upfront capital. The delivery of both these projects remains on track. Although the Salares Norte feasibility study is still to be concluded, early indications are that AIC will be comfortably below current Group levels, due to the high grades and the fact that this will be an open-pit operation.

We continue to invest in brownfields exploration in Australia with the objective of not only replacing what we mine each year, but also increasing our Mineral Resources and Reserves at a higher quality than what has been mined previously. Finally, we need to optimally manage the ore bodies of our operating mines in terms of grade management and ongoing sustainable capital expenditure by planning for outcomes that optimise the life of these ore bodies.

A key element of the Group’s underlying strategy, which has contributed towards improving the quality of the portfolio over the years, is value-accretive M&A. For an asset to be considered as an acquisition target, it must meet the following criteria:

●	Quality: The asset must improve the Group’s AIC and must generate a sound FCF margin in line with our strategy and aspiration
●	Jurisdiction: It must be located in a geography that Gold Fields is comfortable to operate in, preferably countries where we already have a presence
●	Life: The asset must increase our overall reserve life per operation and have a minimum life of eight years

Given the amount of capital that has been committed to Gruyere, Damang, South Deep and Salares Norte, management has decided only to pursue smaller-scale, opportunistic acquisitions. In time, and once we have delivered on these growth projects, Gold Fields will maintain its disciplined approach to any corporate activity and will strictly adhere to the investment criteria set out above.

IAR-39

The Gold Fields Integrated Annual Report 2017	38

CEO REPORT continued

The road ahead for 2018 and beyond continued

I am confident that Gold Fields has put in place the strategies that will ensure sustained value creation in the medium to long term and will see the Company through the vagaries of the gold price cycle. I believe that this strategy is gradually being recognised by investors. Executive management has aligned itself with investors through its long-term incentive scheme, a large portion of which relates to the performance of the share price over time. If we stay the course on which we have embarked, I am confident that the share price will continue to reflect the strong operational performance of the Company, its strong cash-flow generation and its significant investment in its future profitable growth.

Gold price outlook

During 2017 the average US Dollar gold price improved marginally to US$1,255/oz from US$1,241/oz. It has maintained steady gains for the first two months of 2018. Economists credit gold’s recent stronger performance to three main factors:

●	A weaker US Dollar
●	High assets prices, particularly equities, which led many investors to add gold to their portfolio for fear of a market correction in these assets
●	Geopolitical instability has heightened investor uncertainty and fuelled investment into gold, though not as large as many had expected early in the year

Despite these factors, we remain cautious about gold’s short-term performance. Recent tax liberalisation in the US is likely to lead to continued inflows into equity markets and further US interest rate hikes. This has traditionally been bearish for gold. Gold Fields is thus planning its business for 2018 on the assumption of a US$1,200/oz gold price.

Our longer-term outlook, however, is more optimistic and has not changed much from previous years. While gold prices in the short term will be largely dictated by macro events, in the longer term supply and demand fundamentals cannot be ignored. On the supply side, research we have undertaken indicates that primary gold supply is close to a peak and likely to decline in the years to come. This is predominantly due to the cut in exploration spending as well as the dearth of new mines being built, and exacerbated by the decline in grades and the increasing depth and complexity of the ore bodies being mined.

Demand in India and China, while significantly down on its highs over the last five years, should remain strong given economic growth, rising urbanisation and traditional affinity towards gold in these countries. Central banks continue to buy and it appears that most of the central banks that were looking to sell gold have already done so.

These factors bode well for the long-term future of gold, although the price will undoubtedly move through cycles with the attendant volatility. While some have questioned the continued safe-haven status of gold in times of political and economic uncertainty, we believe that the longer-term effects of the current geopolitical turmoil will help to support the price. Investors will continue to diversify some of their risk into gold, both as a hedge against inflation and currency volatility.

Guidance for 2018

Gold Fields’ business plan for 2018 had been built around an average gold price of US$1,200/oz (A$1,600/oz, R525,000/kg). The growth capital investment in our business remains a priority for 2018, which includes US$36m for South Deep (2017: US$17m), US$105m for Damang (2017: US$115m), US$145m for our 50% share in Gruyere (2017: US$81m) and US$83m for Salares Norte (2017: US$53m). Total capital expenditure for the year is forecast at US$835m (2017: US$840m).

As a result, our AIC cost guidance for 2018 is US$1,190/oz – US$1,210/oz compared to US$1,088/oz reported for 2017. The guidance for AISC is US$990/oz – US$1,010/oz compared to US$955/oz in 2017.

Our production guidance for the year is 2.08Moz – 2.10Moz, compared with the 2.16Moz achieved in 2017. The changes for 2018 are due to:

●	A gradual improvement in production at South Deep from 281koz in 2017 to 321koz in 2018
●	A rise in Damang’s production to 160koz from 144koz in 2017 but lower output from Tarkwa
●	Stable production profiles at our three Australian mines, with Darlot no longer part of the portfolio
●	A decline in gold-equivalent production at Cerro Corona from 307koz in 2017 to 280koz in 2018, due to expectations of a lower copper price

IAR-40

39	The Gold Fields Integrated Annual Report 2017

Leadership

Note of thanks

I would like to express my gratitude to my fellow directors, led by our Chairperson, Cheryl Carolus, for their support and guidance during 2017. I also welcome Carmen Letton to the Board. She joins the other five new directors who have been appointed over the past two years. The Board’s skills set has been strengthened through our new directors who will guide and support Gold Fields in the next stage of its journey, namely its investment drive to sustain the portfolio of assets for the long term. I want to pay a special tribute to Gayle Wilson, who retired as Chairperson of the Audit Committee and the Board in May 2017. She was a director of Gold Fields for nine years and the input she provided played a major part in achieving the quality and transparency of reporting and accounting for which Gold Fields has been widely recognised.

The composition of the Executive Committee changed during 2017 with the appointment of two new regional heads for our Australia and South Africa regions. In February, Stuart Mathews, our previous Head of Operations in the Australia region, took over as EVP from the retiring Richard Weston, while in March Martin Preece replaced Nico Muller as EVP for South Africa. Nico left to lead Impala Platinum as CEO. Subsequent to year-end, we also recruited Rosh Bardien, the previous GM: HR and Transformation, at ArcelorMittal SA, as EVP, People and Organisational Effectiveness. Rosh replaces Lee-Ann Samuel, who also left the Company last year. I would like to thank Lee-Ann, Richard and Nico for their contribution. I would also like to thank my colleagues on the Executive Committee for their continued leadership and commitment to Gold Fields.

Most importantly, I would like to express my sincere appreciation and gratitude to all the employees of Gold Fields. We run a tight ship and this requires resilience, commitment and long hours from every member of the team. I attribute the operational and sustainable financial success of the Group – in a low gold price environment – largely to their hard work and dedication. As we embark on the second year of our investment drive to secure the long-term future of the Company, it gives me great comfort to know that I have this team behind me.

Nick Holland

CEO

IAR-41

The Gold Fields Integrated Annual Report 2017	40

CEO REPORT continued

The mine of the future

Gold mining remains relevant and valuable in today’s global economy. But for mines in the industry to prosper in the long term they have to fundamentally transform themselves into mines of the future – mines that are sustainable and create value for all their stakeholders.

Of late, the industry has been confronted by a number of headwinds, which present significant risks to its long-term wellbeing. Today it takes an average of 18 years from the discovery of gold to its first production, compared to 10 years a decade ago. While the grade of gold has fallen 3% per annum since 2000 and prices are dropping, cost inflation is ever-present. All the while, governments and communities are demanding greater benefits.

Given these industry trends, and in the wake of a gold price that has declined by around 30% since its peak in September 2011, it’s not surprising that the sector has seen shareholder value slump significantly over the past 10 years.

At Gold Fields, we have recognised that a new recipe is required for the Company – and the industry – to overcome these challenges. The gold mine of the future has to be set up, structured and managed differently from what it is today if it is to remain relevant and value-adding to all its stakeholders.

This will require a focus on four key areas: operating practices and technology, talent and leadership, partnerships with key stakeholders and industry partners as well as sound governance and transparency.

The key operational challenges confronting gold mining can be grouped under a number of major headings:

●	Embracing digital mining, advanced analytics and new software technologies
●	Mining on demand, being the ability to run agile production schedules
●	Converting conventional mining practices to mechanisation and automation
●	Improving the economics of low grade and residual ore bodies
●	Embracing energy and water efficiencies

Optimising existing and new technologies will provide the solutions to these challenges, but adoption by the industry has been slow, particularly in developing countries. Mines in Australia on the other hand have been rolling out new technologies with a significant impact on costs, productivities and safety. If mines in other countries want to be sustainable, they will have to follow this course.

A number of technology companies are working on software to advance mining, which can be grouped under the ‘Big Data’ heading, where data is captured by various sources, digitised, analysed and finally leveraged for better decision-making. This has multiple applications for mines, such as geological mapping, geotechnical design, fleet tracking and operator safety. We believe that such technologies will provide us with the edge to fundamentally change our cost structure and improve safety.

Gold Fields has started embarking on this course of action. At our Australian mines, we collect vast amounts of data from a number of sources, such as sensors fitted on machinery and equipment and drones that scan our large tenements. This information is then used for a number of projects and applications, such as aerial magnetic surveying, remote fleet management and remote loading, among others.

Similarly we are using “Big Data” for an increasing number of applications at our South Deep mine in South Africa. Through telemetry nodes that transmit real-life information we can check the status of equipment and, most critically, inform our underground staff to leave the mine in case of possible emergencies. Remote control operations are also being installed, such as those used for rock-crushing at our ore passes, which are dangerous when undertaken by employees nearby.

A further feature of the mining industry’s technological transformation will be ever closer co-operation with original equipment manufacturers (OEMs). These OEMs develop and operate best-of-class technologies and equipment at various levels of automation. It makes sense for mines to contract OEMs and utilise their expertise. This is particularly critical in South Africa’s gold industry, where the next big mining drive will have to take place in ever deeper and dangerous conditions. Technologies such as remote pillar mining and raise boring will only be possible in co-operation with OEMs and technology companies.

At South Deep, Gold Fields is in many ways pioneering bulk, deep-level, mechanised gold mining on a significant scale. The skills of operating and optimising of equipment don’t come easy in a mining culture that has been historically overwhelmingly conventional. But we are making gradual progress in setting the base for what could well be the country’s last major gold mine.

A detailed update on Gold Fields’ innovation and technology strategy and implementation can be found on p67.

IAR-42

41	The Gold Fields Integrated Annual Report 2017

Leadership

To meet these technical challenges, the mining workforce of the future needs to be highly skilled, specialised and trained. Mining companies and universities will need to work together to develop and train the personnel required. Without doubt, the mine of the future will have a high-level skills set that will lead to a smaller overall workforce. This creates a dilemma for many gold miners as adjacent communities rely on them for jobs and procurement.

We need to find a new model for community engagement, where we train community members for the new mine, but where we also encourage development of the local economy, so it is not reliant on jobs or services from mining alone. While today’s mining CEO manages assets, tomorrow’s leaders will be strategists, focusing on coaching and mentoring, integrated stakeholder management, collaborative decision making and managing a portfolio of mines. Operating decision making will be devolved down to mine-site level.

Forging partnerships, with an emphasis on joint ownership, risk management and shared benefits, will be an essential element of the mine of the future. One of the trends already in evidence is that mining companies are increasingly co-operating in developing and managing gold mines to achieve economies of scale and address capacity constraints. Whether this trend will lead to a more formal consolidation of the gold sector remains to be seen.

The main benefit mines provide to society are job creation together with tax and royalty payments. Increasingly we are also seeing governments and miners work together in private-public partnerships, developing essential road, power and water infrastructure and supporting local governments in building educational and medical facilities. These partnerships, I believe, will increase in size and scope in future.

In so far as communities are concerned, we believe that the most direct benefits for communities can be achieved by implementing Shared Value projects in these communities, where they and the mine benefit from the creation of sustainable value. I also believe that our employees and trade unions need to embrace a risk-reward relationship with the mines that will see them sharing the risks in downtimes and participating in the rewards of strong earnings growth in better times. Wage increases linked to productivity-based performance are also likely to become the norm in future.

The fourth area of focus for the mine of the future is transparency, in operational and financial performance, social development, environmental impact, regulatory adherence and corporate governance. The world is becoming more accountable and as mining companies we need to embrace the change and meet the new standards.

Future gold mines will not succeed without the support of shareholders, governments, employees and communities. They are rightfully demanding to the see the benefit of the resources we mine. This brings with it many challenges, but through open engagement and partnerships I believe we can create a successful gold mining company of the future.

This is a summary of a presentation I gave at the 120th anniversary of the Mining School of the University of the Witwatersrand, Johannesburg, on 24 March 2017.

IAR-43

Key measurements – Safe operational delivery

	2017	Status	2016	2015	2014	2013

Total Recordable Injury Frequency Rate (TRIFR) (rate per million)	2.42		2.27	3.40	4.04	4.14
Fatalities	3		1	3	3	2
Gold production – attributable (koz)	2,160		2,146	2,159	2,219	2,022
Revenue (US$m)	2,811		2,750	2,545	2,869	2,906
All-in sustaining cost (AISC) (US$/oz)	955		980	1,007	1,053	1,202
All-in cost (AIC) (US$/oz)	1,088		1,006	1,026	1,087	1,312
Average gold price received (US$/oz)	1,255		1,241	1,140	1,249	1,386
Cost of sales before amortisation and depreciation (US$m)	1,404		1,388	1,456	1,678	1,667
Headline earnings/(loss) (US$m)	210		204	(33)	27	(71)
Net cash (outflow)/inflow (US$m)	(2)		294	123	235	(235)
Free cash-flow (FCF) margin (%)	16		17	8	13	n/a

  2017 performance improvement on 2016 or achievement in line with strategy

  2017 performance drop against 2016

  2017 performance on par with 2016

Attributable gold production

2.16Moz

IAR-44

Introduction	p44
Operational performance	p45
Safety	p50
Health	p53
Fit-for-purpose workforce	p56
Energy management	p61
Innovation and technology	p66

Safe operational

delivery

In order to deliver sustainable financial returns, we remain focused on running our operations safely and cost effectively. To deliver on our strategic promises, we need the right people with the right skills, ongoing investments in technology and an innovative approach to energy and carbon management

Results and impact

● Deliver South Deep, Gruyere and Damang
● Reduce energy and water costs and secure supply
● Meet guidance by following mine plan which aligns with strategic plan
● Leverage culture to drive delivery
● Embed Zero Harm mindset
● Ensure we have the right people in the right roles doing the right things

● Production and cost/oz better than yearly guidance with spatial compliance to plan
● No fatalities and a reduction in TRIFR by 10% in the long term
● Reduce energy usage by 5% to 10% against a future baseline through energy saving initiatives and implement renewable energy initiative at South Deep
● Implement ICMM critical controls guidelines on safety, health and environmental stewardship and stakeholder management
● Project delivery: deliver Damang, South Deep and Gruyere in accordance with key metrics for 2018 year
● Manage talent pipeline and succession cover for critical roles
● Reinvigorate vision and values to a winning culture that rewards teamwork and delivery of Group strategy

● South Deep – Partial achievement of the production targets as defined in the rebase plan and the associated loss of investor confidence
● South Deep – Logistics and utilities infrastructure
● Non-delivery of Damang reinvestment and Gruyere projects
● Safety and health of our employees
● Attraction and retention of skills

IAR-45

The Gold Fields Integrated Annual Report 2017	44

INTRODUCTION

Gold Fields has consolidated its position as a more focused, leaner business with a portfolio that is characterised by modern, fully mechanised underground and open-pit mines, as well as a number of projects that will ensure the long-term sustainability of the Company. The production base is geographically diversified with seven mines and two development projects in four regions.

Gold Fields’ broader strategy is focused on cash generation and capital discipline rather than ounces for ounces’ sake. This focus has enhanced the Group’s ability to generate free cash-flow (FCF) and provide investors leverage to the gold price through dividends and share price performance. Our six operating mines in Ghana, Australia and Peru lived up to this mandate during 2017, with solid operational and cost performances which contributed to strong overall results for the Group.

While cash generation has remained a core attribute in all strategic decisions, management is cognisant that the sustainability of this cash generation is vital. As such, the longevity of our portfolio was addressed during 2017 through a number of investments:

●	A$184m (US$141m) was spent on the Gruyere project in Western Australia. A$106m (US$81m) of this was project capital, with the bulk of the remaining A$78m (US$60m) relating to cash calls on the deferred Gruyere purchase consideration. This is a 50:50 joint venture with Gold Road Resources. See p84
●	US$115m in project capital was spent at our Damang mine in Ghana. See p81
●	Near-mine exploration spending of A$99m (US$75m) in Australia (including Gruyere) and US$11m in Ghana. See p86
●	US$53m investment on further exploration and drilling at Salares Norte in Chile. See p85

In 2017, Gold Fields’ attributable gold-equivalent production increased to 2.16Moz (2016: 2.15Moz), beating the upper end of guidance. This performance takes into account the loss of Darlot’s contribution in Q4 2017 – when its sale took effect – and reflects an improved performance across the portfolio, with South Deep being the exception.

Group production overview

	2018 Guidance		2017 Actual		2017 Guidance		2016 Actual

	Prod (Moz)	AIC (US$/oz)	Prod (Moz)	AIC (US$/oz)	Prod (Moz)	AIC (US$/oz)	Prod (Moz)	AIC (US$/oz)

	2.08	1,190			2.10	1,170
Group	-2.10	-1,210	2.16	1,088	-2.15	-1,190	2.15	1,006

Central to Gold Fields’ strategy of growing our margin and maximising FCF, is a relentless focus on managing costs on an all-in cost (AIC) basis. The Group recorded AIC of US$1,088/oz in 2017, which was lower than guidance (US$1,170/oz – US$1,190/oz), but higher than the US$1,006/oz recorded in 2016. The year-on-year increase in AIC was driven by the capital expenditure at Gruyere, Damang and South Deep as well as continued exploration spending at Salares Norte. Group AISC decreased to US$955/oz from US$980/oz in 2016, and was significantly lower than guidance of US$1,010/oz – US$1,030/oz.

During 2017, Gold Fields increased the capital expenditure levels deemed critical for the longevity of the portfolio. With the focus on extending the life of our ore bodies at all our international mines, Group capital expenditure increased to US$840m (2016: US$650m). This comprises sustaining capital of US$623m (including near-mine exploration of US$87m), equivalent to US$288/oz, and project capital of US$217m. Regional sustaining capital expenditure included:

●	Australia: Our Australian mines decreased capital expenditure to A$423m (US$324m) in 2017 from A$431m (US$322m) in 2016, with near-mine exploration spending coming in at A$99m (US$75m) in 2017 (2016: A$102m (US$76m))
●	South Africa: Sustaining capital expenditure at South Deep decreased to R874m (US$66m) in 2017 from R1,030m (US$70m) in 2016
●	South America: At Cerro Corona capital expenditure declined to US$34m in 2017 from US$43m in 2016. The decrease was mainly due to lower expenditure on the construction of the tailings dam and waste storage facilities
●	West Africa: Sustaining capital expenditure declined to US$198m (2016: US$206m)

IAR-46

45	The Gold Fields Integrated Annual Report 2017

Safe operational delivery

OPERATIONAL PERFORMANCE

Regional performance

Americas region

Production overview			2018 Guidance	2017 Actual	2017 Guidance	2016 Actual

Gold-only production		koz	145	159	152	150
Copper production		kt	30	30	28	31
Gold-equivalent production		koz	280	307	290	270
AIC/AISC[1]	US$	/oz	585	203	620	499
AIC/AISC eq-oz	US$	/oz	810	673	780	762

[1]	Significant variances due to movements in the copper price. Copper revenue is viewed as a buy-product revenue for purposes of AIC/AISC calculations, in line with the World Gold Council definition

Cerro Corona in Peru had a solid year, with total managed gold-equivalent production increasing 14% year-on-year to 307koz in 2017 (2016: 270koz), mainly as a result of the improved copper to gold price ratio, higher gold head grades treated and better gold recoveries. This was 6% higher than the gold-equivalent production guidance for the year of 290koz.

Cost of sales (before amortisation and depreciation, including gold-in-process movements) increased by 10% to US$154m in 2017 from US$140m in 2016. The higher costs were mainly due to a US$3m draw-down of concentrate inventory compared to a US$4m build-up in 2016, higher expenses associated with the increase in tonnes mined and higher power costs. Capital expenditure decreased by 21% to US$34m in 2017 from US$43m in 2016, mainly due to lower expenditure on the tailings dam and waste storage facilities during 2017 compared to 2016.

AISC and AIC were US$203/oz in 2017 compared to US$499/oz in 2016 and, on a gold equivalent basis, US$673/oz in 2017 (2016: US$762/oz). The decrease in AISC and AIC was primarily due to higher by-product credits, lower sustaining capital expenditure and higher gold sold, partially offset by higher costs of sales.

Critically, we announced a successful extension of Cerro Corona’s life to 2030. The life extension is to be achieved by a combination of a higher density factor and an increase in the dam walls of the current tailings dam to 3,803m above sea level (which adds two years to the existing tailings storage facility) and in-pit tailings (which adds five years).

The region reported net cash inflow of US$117m during 2017.

2018 guidance:
● Gold only production: 145koz
● Copper production: 30kt
● Gold-equivalent production:
280koz
● AISC/AIC: US$585/oz
● AIC/AISC (Au-eq): US$810/oz

IAR-47

The Gold Fields Integrated Annual Report 2017	46

OPERATIONAL PERFORMANCE continued

Australia region

	2018 Guidance		2017 Actual		2017 Guidance		2016 Actual

Production overview	Prod (koz)	AISC/AIC (A$/oz)	Prod (koz)	AISC/AIC (A$/oz)	Prod (koz)	AISC/AIC (A$/oz)	Prod (koz)	AISC/AIC (A$/oz)

St Ives	360	1,250	364	1,198	360	1,325	363	1,273
		(US$1,000)		(US$916)		(US$970)		(US$949)
Agnew	230	1,310	241	1,276	220	1390	229	1,301
		(US$1,050)		(US$977)		(US$1,020)		(US$971)
Granny Smith	275	1,240	290	1,171	278	1,215	284	1,119
		(US$990)		(US$896)		(US$890)		(US$834)
Darlot[1]	Sold	Sold	39	1,874	52	1,755	66	1,662
				(US$1,432)		(US$1,285)		(US$1,238)
Region	865	1,263	935	1,239	910	1,332	942	1,261
		(US$1,010)		(US$948)		(US$977)		(US$941)
¹	Darlot Q1 – Q3 2017

Gold Fields’ Australian operations delivered another strong operational performance in 2017. Gold production of 935koz at AIC of A$1,239/oz (US$948/oz) was better than full year guidance of 910koz at an AIC of A$1,332/oz (US$977/oz), despite the sale of Darlot, which was completed on 2 October 2017. Granny Smith, St Ives and Agnew all outperformed both production and cost guidance, while Darlot was on track to achieve guidance before being sold. Production was only 1% lower than in 2016 (942koz), despite the loss of fourth quarter output from Darlot.

Costs of sales decreased by 2% to A$675m (US$517m) in 2017 from A$689m (US$514m) in 2016 as a consequence of more material mined than processed, partially offset by increased mining volumes. Capital expenditure decreased to A$423m (US$324m) from A$431m (US$322m).

The Australia region reported a net cash inflow of US$187m in 2017 compared to US$256m in 2016.

The lower cash-flow was mainly due to an increase in tax payments to A$171m in 2017 (2016: A$92m).

Mine performances

At St Ives the Invincible complex continued to be the main source of production during 2017. The Drake and Fenton underground portals at Invincible were blasted in July and first ore at Invincible Underground was intersected in December. The Invincible open pit will continue to operate in 2018 but will be phased out by end-2019, at which point Invincible underground and the Neptune open pit will be the main sources of ore at St Ives.

Production increased marginally to 364koz in 2017 from 363koz in 2016, and came in slightly ahead of guidance of 360koz. Cost of sales decreased by 15% to A$207m (US$159m) in 2017 from A$244m (US$182m) in 2016, mainly due to a gold inventory credit of A$38m (US$29m) in 2017 compared to a credit of A$15m (US$11m) in 2016. In addition, mining costs decreased by A$19m (US$14m) in 2017 on the back of reduced operational tonnes mined from the open pits together with cost improvements at the open pits and Hamlet underground.

Capital expenditure increased 9% to A$204m (US$156m) during 2017 from A$188m (US$140m) in 2016, with A$21m (US$16m) incurred at the new Invincible underground mine.

AISC and AIC decreased 6% to A$1,198/oz (US$916/oz) in 2017 from A$1,273/oz (US$949/oz) in 2016 and were 10% below full year guidance of A$1,325/oz (US$970/oz).

St Ives generated net cash-flow of US$125m for the year.

A review of the mine’s brownfields exploration activity in 2017 is on p86.

2018 guidance:

●	Gold production: 360koz
●	AISC/AIC: A$1,250/oz

(US$1,000/oz)

IAR-48

47	The Gold Fields Integrated Annual Report 2017

Safe operational delivery

At Agnew, gold production increased 5% to 241koz in 2017 from 229koz in 2016, and was 10% higher than guidance of 220koz. The higher production was mainly due to higher tonnes mined and processed.

Costs of sales increased 4% to A$197m (US$150m) in 2017 from A$189m (US$141m) in 2016 due to higher mining costs, which resulted from a 16% increase in ore development metres. AISC and AIC decreased to A$1,276/oz (US$977/oz) in 2017 from A$1,301/oz (US$971/oz) in 2016, due to higher gold sold, partially offset by higher net operating costs and capital expenditure. Capital expenditure increased by 2% to A$96m (US$74m) in 2017 from A$94m (US$70m) in 2016, driven by the purchase of a crushing facility for A$5m (US$4m) in 2017.

Agnew generated net cash-flow of US$76m in 2017.

A review of the mine’s brownfields exploration activity in 2017 is on p86.

2018 guidance:

●	Gold production: 230koz
●	AISC/AIC: A$1,310/oz

(US$1,050/oz)

At Granny Smith, production increased by 2% to 290koz in 2017 from 284koz in 2016, and was 4% ahead of guidance for the year. Costs of sales increased 17% to A$210m (US$160m) in 2017 from A$179m (US$134m) in 2016 due to higher volumes mined and a gold-in-process charge in 2017 compared with a credit in 2016. AISC and AIC of A$1,171/oz (US$896/oz) in 2017 compared with A$1,119/oz (US$834/oz) in 2016, with the increase driven by higher cost of sales, partially offset by higher gold sold and lower capital expenditure.

Capital expenditure was 6% lower in 2017 at A$114m (US$87m), with the majority of the expenditure related to capital development and infrastructure at the Wallaby mine, exploration and the purchase of mobile equipment. The mine development programme saw around 10km of horizontal capital development advanced, providing access to lower ore horizons at Zone 110/120. Following a positive feasibility study of Zone 110/120 an extension at depth to the Wallaby mine was approved.

Granny Smith generated net cash-flow of US$125m in 2017.

A review of the mine’s brownfields exploration activity in 2017 is on p86.

2018 guidance:

●	Gold production: 275koz
●	AISC/AIC: A$1,240/oz

(US$990/oz)

Darlot produced 39koz in the nine months to end-September before being sold to Australian mining group Red 5. As part of the sale agreement Gold Fields has taken a 19.9% stake in Red 5, thereby maintaining exposure in Darlot.

IAR-49

The Gold Fields Integrated Annual Report 2017	48

OPERATIONAL PERFORMANCE continued

South Africa region

	2018 Guidance		2017 Actual		2017 Guidance		2016 Actual

Production overview	Prod (kg)	AIC (R/kg)	Prod (kg)	AIC (R/kg)	Prod (kg)	AIC (R/kg)	Prod (kg)	AIC (R/kg)

South Deep	10,000	540,000	8,748	600,109	9,800	585,000	9,032	583,059
	(321koz)	(US$1,400/oz)	(281koz)	(US$1,400/oz)	(315koz)	(US$1,290/oz)	(290koz)	(US$1,234/oz)

The implementation of the South Deep rebase plan got off to a slow start, with five safety incidents impacting production during Q1 2017. As a result production was 600kg (19koz) lower than planned. The mine was unable to make up the shortfall in production and consequently fell short of guidance for the year.

Despite a strong recovery in the second half, production for the full year decreased by 3% to 8,748kg (281koz) in 2017 from 9,032kg (290koz) in 2016 and was 11% short of the guided 9,800kg (315koz). Costs of sales were 2% higher at R4,062m (US$305m). AISC increased by 1% to R574,406/kg (US$1,340/oz) from R570,303/kg (US$1,207/oz) in 2016, while AIC increased by 3% to R600,109/kg (US$1,400/oz) compared with R583,059/kg (US$1,234/oz) in 2016. The increase in AISC was driven by lower gold sold and higher costs of sales, partially offset by lower sustaining capital expenditure. AIC increased for the same reasons in addition to higher non-sustaining capital incurred during 2017. The rebase plan had guided an AIC of R585,000/kg (US$1,280/oz) for year one. South Deep also reported a goodwill impairment of R3.5bn (US$278m) (gross and after tax) during 2017, related to the slow start of the rebase plan and a reduction in the gold price and resource price assumptions used in the life-of-mine model.

Capital expenditure decreased by 4% to R1,099m (US$82m) in 2017 from R1,145m (US$78m) in 2016. Sustaining capital expenditure decreased to R874m (US$66m) in 2017 from R1,030m (US$70m) in 2016, underpinned by lower spend on the mine’s fleet. Non-sustaining capital expenditure increased to R225m (US$17m) in 2017 (2016: R115m (US$8m)) due to higher expenditure on new mine development infrastructure and refrigeration infrastructure.

During 2017, development decreased marginally to 6,897 metres from 6,933 metres in 2016, with development in the new mine areas increasing by 20% to 976 metres from 811 metres in 2016. Destress mining increased by 3% to 33,419m² in 2017 from 32,333m² in 2016. Long-hole stoping volumes mined increased by 3% to 767kt in 2017 from 745kt in 2016.

South Deep recorded a net cash outflow of US$60m, in line with the rebase plan.

For a details the progress of the South Deep rebase plan, please refer to p82.

2018 guidance:

●	Gold production: 10,000kg

(321koz)

●	AISC: R500,000/kg

(US$1,300/oz)

●	AIC: R540,000/kg

(US$1,400/oz)

IAR-50

49	The Gold Fields Integrated Annual Report 2017

Safe operational delivery

West Africa region

	2018 Guidance		2017 Actual		2017 Guidance		2016 Actual

Production overview	Prod (koz)	AIC (US$/oz)	Prod (koz)	AIC (US$/oz)	Prod (koz)	AIC (US$/oz)	Prod (koz)	AIC (US$/oz)

Tarkwa	520	970	566	940	565	985	568	959
Damang	160	1,520	144	1,827	120	2,250	148	1,254
Region	680	1,100	710	1,119	685	1,193	716	1,020

The West Africa region is the second biggest producer in the Gold Fields portfolio, contributing 32% to Group managed production in 2017. Gold Fields has a shareholding of 90% in both mines with the Ghana government holding the remaining 10%.

The Damang reinvestment project, which commenced on 23 December 2016, got off to a strong start, with both contractors performing ahead of plan. During 2017, total tonnes mined were 40Mt compared to the original project schedule of 33Mt, while gold produced was 144koz against guidance of 120koz. Encouragingly, AISC of US$1,027/oz and AIC of US$1,827/oz both came in below guidance of US$1,175/oz and US$2,250/oz, respectively. For an update on the Damang reinvestment plan, see p81.

Despite total managed gold production for the region falling 1% to 710koz in 2017, it came in 4% ahead of guidance of 685koz, driven by the better than expected performance at Damang costs of sales for the region decreased by 8% to US$428m in 2017 from US$463m in 2016, underpinned by lower production, continued business process re-engineering and a build-up of inventory of US$41m (2016: US$18m). The mine also realised benefits from incorporating the Development Agreement, which was signed with the Ghana government in 2016 and was fully embedded during 2017.

Capital expenditure increased to US$313m in 2017 from US$206m in 2016, with the bulk of the increase coming from the US$115m in project capital incurred at Damang. AIC for the region was US$1,119/oz, 6% lower than guidance of US$1,193/oz and 10% higher than the US$1,020/oz reported in 2016.

Despite the significant amount of project capital incurred at Damang, the region as a whole reported a net cash inflow of US$64m during 2017, with Tarkwa generating net cash of US$109m and Damang recording a US$45m outflow.

Through an agreement with US-based Genser Energy, an independent power producer, Tarkwa and Damang are now being supplied with gas-fired, on-site energy. This has improved reliability, the mills’ operational efficiencies and contributed to significant cost savings as a result of lower tariffs and using less diesel-driven generators. Savings during 2017 were around US$15m, when taking into account improved efficiencies and higher utility tariffs the mines would otherwise have had to pay. For more details see p63.

Mine performances

At Tarkwa, the largest and one of the most consistent producers in the Gold Fields Group, production decreased marginally to 565koz in 2017 (2016: 568koz), but was in-line with guidance of 565koz. The mine’s carbon-in-leach plant throughput decreased slightly to 13.5Mt (2016: 13.6Mt), while its yield remained steady at 1.30g/t.

Cost of sales decreased by 6% to US$306m in 2017 from US$327m in 2016. Capital expenditure increased 8% to US$181m in 2017 from US$168m in 2016 mainly due to higher expenditure on the mining fleet. AISC and AIC decreased by 2% to US$940/oz in 2017 from US$959/oz in 2016, and were comfortably below guidance of US$985/oz.

Tarkwa generated a net cash inflow of US$109m during 2017.

2018 guidance:

●	Gold production: 520koz
●	AISC/AIC: US$970/oz

Damang produced 144koz in 2017, which is 3% lower than the 148koz produced in 2016, but 20% higher than guidance of 120koz. While the reinvestment plan entailed an increase in both operating costs and capital expenditure, both AISC (US$1,027/oz) and AIC (US$1,827/oz) came in below guidance. This is a result of the strict cost controls and better than expected efficiencies from the contractors used to implement the plan.

Cost of sales decreased 10% to US$122m in 2017 from US$136m in 2016, due to the benefits of the Development Agreement being realised, the move to contractor mining and lower operating tonnes mined.

Damang recorded a net cash outflow of US$45m in 2017, underpinned by the US$115m in project capital spent during the year.

2018 guidance:

●	Gold production:160koz
●	AISC: US$860/oz
●	AIC: US$1,520/oz

IAR-51

The Gold Fields Integrated Annual Report 2017	50

SAFETY

Introduction

Gold Fields’ commitment to safety and health as our foremost priority reflects the need to minimise any potential negative impact on our employees and contractors, maintain operational continuity and protect our reputation. Gold Fields’ annual performance bonus – both for managers and the wider workforce – contains a significant safety component. Furthermore, maintaining safe and healthy working conditions is a key compliance issue.

As stated in our Occupational Health and Safety Policy, Gold Fields strives for zero harm at all of our operations and to minimise occupational health and safety hazards. All of the Group’s operations are certified to the OHSAS18001 international health and safety management system standard.

The work on safety is integral to our operational discipline and is accepted as the foundation for improved operational performance. As such, there is no conflict between pursuing safety and productivity at the same time.

For details of our safety and health management approach, policies and guidelines go to www.goldfields.com/ sustainability.php

Group safety performance

During 2017, Gold Fields’ safety performance regressed after years of steady improvement. Most critically, we recorded three fatal injuries compared with one fatal injury in 2016. The total recordable injury frequency rate (TRIFR) increased to 2.42 incidents per million hours worked in 2017 from 2.27 in 2016, which was the lowest TRIFR at Gold Fields since 2013 when the ICMM adopted the measure as the most accurate gauge of safety performance.

The number of recordable injuries also rose to 138 in 2017 from 124 in 2016. Of the 138 injuries, 75 were employee injuries (2016: 76) and 63 were contractor injuries (2016: 48).

Most concerning is the increase in the fatalities last year, two of which occurred at South Deep and one at the Tarkwa mine in Ghana:

●	On 1 January, Thankslord Bekwayo, a dump truck operator at South Deep, hit an underground safety support structure with his truck and dislodged a horizontal beam, which struck Mr Bekwayo in the driver’s cabin. Following the incident the mine installed cabin doors in all relevant vehicles, repaired and illuminated steel support arches and enforced first-gear driving in support-set areas
●	On 16 February, Nceba Mehlwana, a South Deep loco driver, was fatally injured when he was struck by a steel drill rod he was using to close a stuck hopper door. After the incident the mine examined all hoppers, removed all sub-standard units, upgraded all hoppers after a comprehensive design review and ensured appropriate training and work practices are in place
●	On 14 October, Moses Adeaba, a contractor at the Tarkwa mine, was crushed by equipment in a scaffold storage shed. Since this was an unauthorised access area, the mine reviewed access controls to such sites after the accident, as well as the stacking arrangements in storage sheds

Despite the setback in our overall safety performance last year, certain operations reported strong performances. The Cerro Corona mine in Peru reported only one recordable injury in 2017. That was in January of that year; since then it has operated for 14 months without a recordable injury. The Tarkwa mine in Ghana has a TRIFR of 0.18, the lowest in the Group with only three reportable injuries in 2017, which included the fatality. South Deep has operated for over a year and well over one million fatality free shifts since the fatal incident on 16 February.

Behaviour-based safety programmes are in place across our operations and our work at embedding these into our day-to-day performance, along with visible management leadership on the ground, will be strengthened in the wake of the fatalities during 2017. A safety leadership forum has been established to share learnings and good practices across the Group.

To address the risk of major safety and related incidents, the Board’s Safety, Health and Sustainable Development Committee in 2017 oversaw the adoption of the critical control management approach promoted by the ICMM. The material unwanted events (MUEs) in safety and then health, environment and community were identified and prioritised in each region. Controls to prevent or mitigate these MUEs were then prioritised in a process continuing in 2018. In addition, major safety incidents in the mining industry globally were monitored to identify potential risks to Gold Fields’ operations.

Gold Fields’ major safety MUEs have been identified, amongst others, as explosives, vehicle incidents, fire, hazardous materials, slope stability, machinery and guarding and underground ground control. The major health, environmental and community MUEs identified are tailings facility incidents, exposure to hazardous chemicals, particularly cyanide, failure to comply with legal requirements and water pollution.

IAR-52

51	The Gold Fields Integrated Annual Report 2017

Safe operational delivery

Group safety performance

	2017	2016	2015	2014	2013

TRIFR[1]	2.42	2.27	3.40	4.04	4.14
Fatalities[2]	3	1	4	3	2
Lost time injuries[3]	52	39	68	75	52
Restricted work injuries[4]	60	59	68	84	73
Medically treated injuries[5]	23	25	35	38	54
Total recordable injuries	138	124	174	200	181
[1]	Total recordable injury frequency rate (TRIFR) Group safety metric was introduced in 2013. TRIFR = (fatalities + lost time injuries + restricted work injuries + medically treated injuries) x 1,000,000/number of hours worked
[2]	Three of the four fatalities in 2015 were workplace accidents. A fourth fatality was a member of the protection services team at South Deep who was shot and killed during a robbery at the mine
[3]	A lost time injury (LTI) is a work-related injury resulting in the employee or contractor being unable to attend work for a period of one or more days after the day of the injury. The employee or contractor is unable to perform any of his/her duties
[4]	A restricted work injury (RWI) is a work-related injury sustained by an employee or contractor which results in the employee or contractor being unable to perform one or more of his/her routine functions for a full working day, from the day after the injury occurred. The employee or contractor can still perform some of his/her duties
[5]	A medically treated injury (MTI) is a work-related injury sustained by an employee or contractor which does not incapacitate that employee or contractor and who, after having received medical treatment, is deemed fit to immediately resume his/her normal duties on the next calendar day, immediately following the treatment or re-treatment

Regional safety

performance

Americas region

	2017	2016

Fatalities	–	–
TRIFR	0.19	0.34
Recordable injuries	1	2

Cerro Corona’s outstanding safety performance, with no recordable injuries between February 2016 and February 2017, can be attributed to aggressive safety campaigns and extensive training held at the mine. On a quarterly basis all employees and contractors are given training to reinforce their safety knowledge and motivate good behaviour. Employees were also briefed on the phasing out of coca leaf consumption, which has an adverse impact on alertness levels.

Australia region

	2017	2016

Fatalities	–	–
TRIFR	10.44	9.43
Recordable injuries	61	57

At the heart of Gold Fields Australia’s safety efforts are the ongoing Visible Felt Leadership and Vital Behaviours programmes, both of which were introduced in 2014. Our annual survey among employees in 2017 indicated that 91% of the workforce say they adhere to their vital behaviours at all times.

Assessments undertaken on all recordable injuries since 2012 indicate that the risk of incidences that result in recordable injuries is steadily declining. No high-risk events have occurred since 2014. However, during 2017 management compiled 15 critical hazard standards covering these events. Analytical tools have also been provided to mines to assist with understanding and verifying the effectiveness of safety systems.

Contractor safety management will remain a focus at all our operations. For 2017, the TRIFR for our permanent workforce was 8.38 as opposed to the contractor TRIFR of 12.79, a 35% variance. This variance is attributed to the difficulty in achieving the required cultural shifts for safe behaviours with a transient and external workforce.

The Gruyere project, in its first year under Gold Fields’ management, has been a focal point to ensure that our Vital Behaviours programme and our requirements for Visible Felt Leadership are implemented. Gruyere achieved a TRIFR below the 8.50 target for 2017, which sets a good foundation for the operational phase given the number of contractors on site and the risks associated with a construction project.

All three mines in the region – St Ives, Agnew and Granny Smith – have underground operations that are at increasing depths. This increases seismic activity and with it the danger of rock falls. All operations have seismic hazard and ground control management plans in place, while real-time seismic monitoring is provided by the Institute of Mine Seismology in Australia. The monitoring programme generates real-time reports that can be tracked from control rooms at the operations and are also available on mobile phones of key staff to take appropriate actions when seismic activity is high.

South Africa region

	2017	2016

Fatalities	2	1
TRIFR	2.91	2.42
Recordable injuries	64	50

South Deep’s safety performance showed a regression in 2017 with the two fatalities contributing to a rise in the TRIFR to 2.91 in 2017 from 2.42 in 2016.

As a result of South Deep’s fatal incidents, the Department of Mineral Resources (DMR) issued four Section 54 work-safety related stoppages. A further 11 Section 54 stoppages were issued during 2017 following visits by the DMR due to

IAR-53

The Gold Fields Integrated Annual Report 2017	52

SAFETY continued

either perceived unsafe working conditions, inadequate safety procedures or untrained personnel. This brings to 15 the total number of Section 54s in 2017 (2016: 15). These had a material impact on the mine and we estimate that about 24 days of production were lost as a result of the Section 54s stoppages. However, many of the recommendations by the DMR assist the mine in improving safety and wellness-related issues, and we co-operate with the regulator on a continuous basis.

The number of injuries reported by the mine increased to 64 in 2017 from 50 in 2016. Three categories – material and equipment, fall-of- ground and slip and fall – accounted for 75% of these injuries. Underground vehicle and locomotive incidents were the reason for the two fatalities in 2017, and this has been the focus of our safety efforts.

The number of fall-of-ground accidents had been steadily reducing with six reported in 2015, but 14 incidents last year. In 2017 there were nine fall-of-ground incidents, though there were no injuries sustained as a result of these incidents. We continue our efforts to move our employees away from potentially hazardous areas by focusing on strict compliance to spatial design and timeous installation of ground support to mitigate against the impact of fall-of-ground events.

Fall-of-ground incidents underground are the result of gravity and seismic events at South Deep, which occur on a regular basis. Efforts at improving seismic forecasting abilities are ongoing and seismic activity rates are tracked following larger events to determine safer periods for the resumption of work. South Deep is working with 12 consultancies and institutions, including the Institute of Mine Seismology and the Australian Centre for Geomechanics, to monitor, understand and mitigate against seismic risk in deep level gold mining. In 2018 we intend to implement centralised blasting across the mine, which will further assist in reducing the risk associated with seismic events.

All seismic events are tracked and rated on a local magnitude scale. Seismic events registering above one on the magnitude scale decreased to 95 in 2017 from 104 in 2016 while events above magnitude two increased to seven in 2017, one more than in 2016. However, the average energy released per event is declining as the mine continues to implement measures and systems that improve safe production.

Behaviour-based incident management and strict enforcement of safety standards continue to be the pillars on which the mine relies to improve working place physical conditions and address risky behaviour. In addition, 30% of bonuses, on average, are linked to safety-related performance. During 2017, South Deep rolled out four programmes to improve its safety performance, including back-to-basics training, hazard identification and risk assessments as well as artisan upskilling. Testing for alcohol and cannabis is also carried out as part of the mine’s zero tolerance policy, which applies to all South Deep employees.

Beyond behaviour-based management, South Deep has also intensified its effort to engineer-out safety risks, through preconditioning of working areas, as well as upgrading machinery and equipment. As part of this, installation of a proximity detection system (PDS) has been rolled out at South Deep. The PDS warns both pedestrians and drivers of railed and trackless vehicles of each other’s proximity, and has contributed to a reduction of incidents involving pedestrians and mobile equipment.

The PDS system entails vehicle-to-vehicle, vehicle-to-personnel and vehicle-to-beacons alert systems.

Substantial progress has been made in the implementation of PDS across the mine, as the use of trackless mobile machinery has increased. All 56 locomotives at the mine have been fitted and relevant operators and artisans trained in its use. The next step is the interface between the trackless mobile machinery and rail-bound equipment in areas where the roadway crosses the tracks.

West Africa region

	2017	2016

Fatalities	1	–
TRIFR	0.50	0.68
Recordable injuries	12	15

The fatal accident at the Tarkwa mine, overshadowed a continued improvement in TRIFR at both Ghanaian operations. Tarkwa’s TRIFR of 0.18 in 2017 (2016: 0.31) is the best in the Group, while Damang’s TRIFR improvement to 1.19 (2016: 1.67) is commendable given the risk associated with the Damang pit cutback work.

In the wake of the fatal accident, supervision and contractor management standards were reviewed and improvements recommended. These have been incorporated into the goals of the region’s 2018 health, safety and environment strategy. Learnings and actions from the incident have been shared and implemented regionally with Damang.

The mines rely on a number of behaviour-based and safety discipline awareness programmes to entrench safe behaviour. A key part of the safety strategy is a zero tolerance approach to drug and alcohol use. Over 58,000 alcohol and almost 400 drug tests were conducted at both mines during 2017 and employees and contractors, who were found to be over the limit, were dismissed. The zero tolerance approach is supported by free counselling and educational sessions on drug and alcohol abuse.

IAR-54

53	The Gold Fields Integrated Annual Report 2017

Safe operational delivery

HEALTH

Introduction

Gold Fields is committed to reducing the exposure of its employees to occupational health risks, including those associated with air quality, silicosis, tuberculosis, diesel particulate matter and hearing loss. As such, each region has implemented occupational health and hygiene monitoring for diesel particulates, respirable and silica dust, other airborne pollutants and noise. Particular emphasis is placed on managing the underground working environments in Gold Fields’ Australian and South African operations, due to the heightened health risks that underground mining poses to workers.

All of Gold Fields’ regions run dedicated health programmes, tailored to both the national and local context of each mining operation. These programmes aim to identify and manage chronic medical conditions within the workforce, whilst also maximising its productive capacity and reducing absenteeism.

The adoption of the critical control management approach promoted by the ICMM, will also assist with the identification and mitigation of adverse health impacts on our employees.

Occupational diseases at South Deep (rate per 1,000 employees and contractors)

	2017	2016	2015	2014[1]	2013[1]

Noise-induced hearing loss (NIHL)[1]	0.78	0.80	0.68	1.52	0.62
Cardio-respiratory tuberculosis (CRTB)	3.26	5.26	6.16	9.15	6.5
Silicosis[1]	1.71	1.12	1.54	2.67	1.86
Chronic obstructive airways disease (COAD)[2]	0.47	0.64	0.17	0.76	0.00
South Deep workforce	6,432	6,277	5,837	5,246	6,466
[1]	Numbers are now presented per 1,000 employees and contractors. Comparatives have been restated
[2]	Based on the number of cases submitted for compensation

Silicosis and Tuberculosis

The South African mining industry regulations for silica dust exposure require that 95% of all personal silica dust samples taken must be below 0.05mg/m³ by 2024. By the end of 2017, 24% of the employee silica dust samples exceeded this level, compared with 26% in 2016. South Deep has accelerated the implementation of a range of improved dust control measures to gradually reduce these levels, including:

●	Real-time dust monitoring
●	Fitting water mist sprays at dust sources
●	Dust management controls on footwalls and internal tips
●	Establishing of a dust-task team
●	Introducing of centralised blasting in 2018
●	Introducing of automated footwall treatment systems in 2018

During 2017 the Silicosis rate per 1,000 employees regressed to 1.71 from 1.12 in 2016, with the number of Silicosis cases submitted to the relevant health authorities rising to 11 from seven in 2016. However, no South Deep employee who joined the mine after 2008 and had previously not been exposed to silica dust, has contracted Silicosis. South Deep’s CRTB rate improved to 3.26 per 1,000 employees in 2017 from 5.26 in 2016 and the number of CRTB cases submitted per 1,000 employees fell to 21 in 2017 from 35 in 2016.

In 2014 an industry working group was formed to address issues relating to compensation and medical care for occupational lung disease in the South African gold mining industry. Since then the working group has had extensive engagements with a wide range of stakeholders, including government, organised labour, other mining companies and legal representatives of claimants who have filed legal suits against the companies related to occupational lung disease.

The companies – Anglo American South Africa, AngloGold Ashanti, African Rainbow Minerals, Gold Fields, Harmony and Sibanye – believe that fairness and sustainability are crucial elements of any solution and are working together with these stakeholders to design and implement a comprehensive solution that is both fair to past, present and future gold mining employees and also sustainable for the sector. The companies do not believe that they are liable in respect of the claims brought, and are defending these.

In May 2016, the South African South Gauteng High Court ordered the certification of a silicosis class and a tuberculosis class following the filing of the legal suits. The High Court ruling did not represent a ruling on the merits of the cases brought against the mining companies. The Supreme Court of Appeal granted the mining companies leave to appeal against all aspects of the May 2016 judgment. However, during 2017 good faith settlement negotiations between the working group and claimants’ legal representatives reached an advanced stage, so much so that both parties jointly asked for the appeal proceedings to be postponed until further notice. This was granted.

IAR-55

The Gold Fields Integrated Annual Report 2017	54

HEALTH continued

Also as a result of the positive engagements, Gold Fields, in its interim 2017 results, provided an amount of US$32m (R390m) in the statement of financial position for its share of the estimated cost in relation to a possible settlement of the class action claims and related costs. The nominal value of this provision was US$40m (R509m).

At our operations in Ghana, Australia and Peru, contact with silica dust is limited due to the nature of open-pit mining and the low silica content of the ore bodies. As such there were no new cases of Silicosis and CRTB reported at these operations during 2017.

HIV/Aids

HIV/Aids management is integrated into Gold Fields’ mainstream health services at our South African and Ghanaian mines and Voluntary Counselling and Testing (VCT) takes place during regular employee health assessments. This has the added benefit of directly addressing the interaction of HIV/Aids with related health issues such as Tuberculosis (TB).

In South Africa an estimated 15 to 19% of adults (aged 15 to 49) live with HIV/Aids. Gold Fields is committed to lowering the HIV/Aids levels at South Deep, where the prevalence rate (% of the workforce living with HIV/Aids) is 5.2% for those employees that were tested and counselled. There was a decline in the number of employees tested positive to 45 in 2017 from 112 in 2016. Since 2011, 5,597 HIV/Aids tests have been conducted of which 874 were positive. Between 2014 – 2017 about 76% of the workforce were counselled and tested for HIV. South Deep’s integrated HIV/Aids and TB strategy directly addresses interactions between these diseases.

It has four key pillars:

●	Promotion: This includes regular publicity campaigns and condom distribution at all workplaces
●	Prevention: VCT is provided to all mine employees and contractors on a confidential basis. In 2017, the mine’s VCT participation rate was around 29%
●	Treatment: Free Highly Active Anti-Retroviral Treatment (HAART) is provided to HIV-infected employees through onsite, medical doctor-staffed clinics. In 2017, 36 employees joined the HAART programme (2016: 53). This takes the total number of active participants to 336 (2016: 332), with 574 cumulatively enrolled since the HAART programme began in 2004. Employees’ dependants can also receive HAART via the Company’s medical aid schemes. We do not provide treatment to employees from contracting firms, which provide their own support to their staff
●	Support: This includes doctor-based primary healthcare, psychological counselling and social services for all employees and contractors. South Deep also supports a number of community-based HIV/Aids projects

In Ghana, where the national HIV/ Aids rate is around 2%, employees and contractors have access to a confidential VCT programme which employees receive free of charge. During 2017, about 49% of the workforce underwent the VCT programme. Anyone testing positive is provided with free treatment in line with the government’s national HIV/ Aids treatment programme. By year-end 2017 Ghana had 34 employees on HAART (2016: 22).

Malaria

Our workforce in Ghana faces a high risk of exposure to malaria and the Company has a comprehensive malaria control strategy in place, which incorporates education,

prevention, prophylaxis and treatment. It also includes provision of mosquito repellent for workers, support for community health facilities and rapid diagnosis and treatment.

In 2017, 392 employees (2016: 505) tested positive for malaria after 2,460 (2016: 3,181) individuals were tested at both of our mines. None of the treated cases proved fatal. Employees and dependants who live in the mine villages have their Company housing units sprayed twice a year as part of our Malaria Vector Control programme. Under this programme a total of 488 Company housing units at both mines were sprayed in 2017.

The number of South Deep employees who contracted Malaria almost doubled to 17 in 2017 from nine in 2016, though these were migrant workers from areas which are considered high-risk areas.

Noise

During 2017, there were no new cases of NIHL at our Australian, Peruvian or Ghanaian operations and five at the South Deep mine. All our mines are making good progress in implementing a range of medical, educational and engineering interventions to improve performance in this regard. These include:

●	Early diagnosis and management of treatable lifestyle diseases
●	Preventative counselling on NIHL
●	Equipping employees with the appropriate personal protection equipment (PPE) and training them in the use of PPE
●	Application of noise management measures to the underground mining fleet
●	Continuous monitoring of operator workstations and in-pit machines – drill rigs, excavators, dump trucks and graders
●	Engineering controls, such as sound proof seals for equipment operator cabins

IAR-56

55	The Gold Fields Integrated Annual Report 2017

Safe operational delivery

South Deep met the MHSC milestone for equipment noise not to exceed 110 (A-weighted) decibels (dB(A)), and only 4% of samples were above the 2024 milestone of 107 dB(A). It is important to note that these measurements do not incorporate the noise reduction effect provided by hearing protection devices, which are freely available and are compulsory to wear in demarcated areas. These devices (ear plugs and ear muffs) ensure that operators at all our operations experience noise levels of below 85 dB(A).

Diesel particulate matter

Gold Fields undertakes regular monitoring and analysis of the concentration of diesel particulate matters (DPM) at all of its operations. This issue is particularly material at Gold Fields’ underground mines in Australia and South Africa, due to the potential concentration of particulates in specific working areas.

While there are no regulatory limits, the Australia region implemented a strategy in 2014 designed to reduce exposure to DPM with a focus on fitting filters to equipment, refining maintenance schedules, ensuring the correct levels of ventilation and providing appropriate procedural controls. These initiatives have led to a sharp decline in DPM levels underground, to a point where less than 1% of samples have exceeded the 70µg/m3 target (adjusted for a 12-hour shift) recommended by the Australian Institute for Occupational Hygienists.

In South Africa, new regulations have not yet been promulgated, but a limit of 160µg/m3 is considered good practice. This is what South

Deep has been working towards through a range of programmes, such as the acquisition of vehicles and machines with more advanced engine technology as well as use of ultra-low sulphur content diesel. The 160µg/m3 DPM OEL was exceeded in 12% of samples during 2017 compared with 14% in 2016 and 19% in 2011.

At our open-pit mines in Ghana and Cerro Corona, the exposure levels and concentration of personal and area DPM samples are insignificant. Longer-term, the International Council on Mining & Metals is giving consideration to a strategy that will see major mining companies entering a dialogue with equipment manufacturers to gradually introduce electrical machinery and equipment underground.

IAR-57

The Gold Fields Integrated Annual Report 2017	56

FIT-FOR-PURPOSE WORKFORCE

People are critical to safe operational delivery. During the year our main human resource (HR) objectives focused on ensuring we have the skills, culture, organisational structure and workforce profile necessary to meet our strategic objectives.

Gold Fields respects the personal dignity, privacy and personal rights of every employee. We are committed to maintaining a workplace free from discrimination and harassment, in which employees are treated fairly and equitably. We support and strive to ensure that the principles of the

United Nations Universal Declaration of Human Rights are embedded and upheld in our business. We comply with all relevant labour legislation, standards and requirements in the jurisdictions in which we operate, and uphold the constitutional rights of our people as set out in the relevant countries in which we operate.

Workforce profile

Total workforce by region

Dec 2017	Total workforce	Employees	Contractors	Proportion of nationals

Americas	2,034	365	1,669	100%
Australia	2,337	1,449	888	98%
South Africa	6,432	4,012	2,420	82%
West Africa	7,671	2,910	4,761	99%
Corporate Office	120	120	–	–
Total	18,594	8,856	9,738	95%
Group HR performance

Category	2017	2016	2015	2014	2013

Total employees (excluding contractors)	8,856	8,964	9,052	8,954	10,167
Contractors[1]	9,738	9,127	7,798	6,486	6,685
HDSA employees in South Africa(%)[2]	71	72	71	71	70
HDSA employees in South Africa (%) – senior management[2]	57	55	48	47	44
National employees in Ghana (%) excluding contractors	99	99	99	99	99
Minimum wage ratio[3]	2.43	1.97	1.50	1.70	3.00
Female employees (%)	16	15	14	14	11
Ratio of basic salary men to women	1.25	1.31	1.09	1.10	1.20
Employee wages and benefits (US$m)	506	482	435	468	595
Average training (hours per employee)	223	273	240	181	973
Employee turnover (%)[4]	6.0	12.0	8.0	20.2	10.0
[1]	Contractors are defined as workers who are not employees and are not on our payroll. They normally perform work that has been outsourced by our operations or is specialist work that is not always undertaken by our mines on a day-to-day basis
[2]	Excluding foreign nationals, but including white females and corporate office staff; HDSAs – Historically Disadvantaged South Africans, according to the Employment Equity Act definition
[3]	Entry level wage compared to local minimum wage
[4]	Includes voluntary and involuntary turnover

IAR-58

57	The Gold Fields Integrated Annual Report 2017

Safe operational delivery

Structuring the workforce

A key area of focus in 2017 was to ensure that our mines have the appropriately sized and qualified workforce to drive safe operational delivery.

Australia region

Taking on the management of the Gruyere project, the Gold Fields Australia region needed to develop a compelling value proposition to attract and retain skilled staff for the project’s construction in an increasingly competitive market. The benefits offered, while well within industry benchmarks, enabled us to attract the rights skills for the timeous completion of the project.

South Africa region

Achieving the targets of the rebase plan (p82) to set up South Deep for long-term sustainable production will require the right leadership structures, resources and capabilities. During 2017, the mine’s management team analysed the effectiveness and efficiency of South Deep’s organisational structure. This comprised a review of the managerial, operational and support structures of the mine to:

●	Improve efficiencies by reducing the size and complexity of the organisation to allocate clear accountability, removing duplication and improving decision-making
●	To align the cost base with productivity rates, gold price and exchange rate pressures and lower projected revenue flow over the next few years
●	Structure support functions to meet the requirements of a leaner organisation

A restructuring process commenced during 2017 at managerial level, with 26% of the management team being retrenched and a number of other positions being regraded. Since October 2017, management has also held extensive engagements with the National Union of Mineworkers and the United Association of South Africa, South Deep’s two registered trade unions, regarding the importance of a turnaround process at South Deep. This centres around achieving the improved productivities necessary to meet the ramp-up targets of the rebase plan.

West Africa region

During 2017 we took a decision to move our Tarkwa operation to contractor mining to support the mine’s efforts to prolong its life. We already use contractor mining at our Damang mine as part of the mine’s reinvestment programme. As with Damang, the majority of affected employees at Tarkwa – between 80 – 85% – will be absorbed by the mining contractors. All affected workers, including those who will be re-engaged by the contractor, will be paid their full severance package, which includes three months’ salary for each year of service. Those who are not immediately engaged by the contractors will be the first point of contact for future job opportunities at the mine. The transition to contractor mining commenced in March 2018.

Americas region

At the beginning of 2017, our Peruvian operation undertook a restructuring process to align the workforce with the production profile of the Cerro Corona mine. In total, 19 positions were made redundant and affected employees were either retrenched or moved internally.

Attracting, retaining and developing the right skills

Our operations require, above all, mechanised mining expertise – our skills attraction, retention and development efforts focus on building a workforce profile that meets these operational needs. We also invest significantly in manager and leadership development across the business. Group training spend for the year was US$20m.

In general, our operations in Australia, Ghana and Peru have an appropriately skilled mechanised mining workforce. But at South Deep work remains to be done to align the workforce with the deep-level, bulk mechanised mining method of the operation.

IAR-59

The Gold Fields Integrated Annual Report 2017	58

FIT-FOR-PURPOSE WORKFORCE continued

South Deep invested R184m (US$15m) in training and development in 2017. This included programmes run at the mine’s training centre, Social and Labour Plan skills development commitments and technical training costs. There was a particular focus on mechanised training and supervisory development aimed at improving safety and productivity.

South Deep’s Virtual Reality (VR) training project was also completed during the year – in 2018, employees will receive VR training on barring, strata control and safety.

Ghana ran 448 competency-based, technical training sessions for employees, while 367 sessions were run for management employees focusing on supervisory and leadership skills development. Over 22 sessions were run for professional employees to allow them to complete statutory and other certificates of competence. Investment in training and development in the region totalled US$2.5m for the year.

In Australia, US$2.3m was spent on training, divided between leadership training (US$0.6m) and technical training (US$1.7m). The region continued to run preparatory leader and supervisor development programmes, and introduced a new change leadership programme. The programme includes mine simulation that encourages participants to identify opportunities for business improvement.

At Cerro Corona, 26 leaders completed training programmes for supervisors, which were among a number of interventions aimed at leadership and managerial development. Technical skills training and competency assessments continued during the year, and the operation awarded employees 146 scholarships to pursue short courses, technical degrees and specialist qualifications aligned to their core role.

Innovation and technology will be critical in improving safety, volumes and costs at our mines – we recognise the need to modernise, integrate and optimise existing systems and processes as we align ourselves with automation and new digital trends in the industry. Building a pipeline of innovation and technology skills, and a business culture to support the transition, is an area of growing importance in the company. We formed the Young Persons Group, comprising high-performing young employees from multiple disciplines across our operations, to provide input into our innovation and technology strategy. In the year ahead, we will embark on a culture change programme to support an innovative and technology-ready culture.

Building a high-performance, safety culture

The ethos of safe, sustainable delivery is entrenched in the Gold Fields vision and the behaviours outlined through our values, and is supported by our operating model. During the year we ran a project to reinvigorate the Gold Fields vision and values, and unite employees from across the global operations behind a unified brand and single strategic goal. The programme was run by EVPs in each region and clearly articulated the behaviours required for the business to achieve its objectives, with safe delivery heading the list.

Strengthening diversity across the business

Gold Fields encourages diversity across the business – apart from the moral imperatives of doing so, we believe that the wide array of perspectives that results from such diversity promotes innovation and drives business success. A Diversity Policy was approved by the Board during the year and sets out the Company’s approach to fostering a more diverse workforce. This will be achieved through recruitment, training and development, gender equality and rejection of all kinds of discrimination and harassment. A monitoring system is due to be implemented to measure workforce diversity and the extent to which recruitment, promotion, and training and development opportunities are helping to improve diversity.

In South Africa, diversity targets and initiatives are aligned with the requirements of the Employment Equity Act and the Mining Charter. South Deep continues to make steady progress towards achieving a workforce that is more representative of the demographics of South Africa. Representation of Historically Disadvantaged South Africans at senior management level increased from 64% in 2016 to 88% in 2017. The mine continues to compare favourably with the industry in terms of women in mining representation. Currently 21% of South Deep’s permanent workforce is women, with the ratio of women in technical mining roles being 17%, and women in managerial roles 16%.

Gender diversity was an important human resource focus area in our Australia region during the year. In total, 17.4% of permanent employees are women, with 15.8% of middle and senior management positions being filled by women. Our Australian mines have gender

IAR-60

59	The Gold Fields Integrated Annual Report 2017

Safe operational delivery

diversity initiatives in place to improve attraction and retention of women. At the end of 2017, 20% of all recruits and 35% of hired candidates from the graduate and vacation student programme were women. The region will focus on developing further strategies to improve gender diversity through appointments and remuneration policies as well as flexible working arrangements.

Ghana’s diversity focus includes both the employment of Ghanaian nationals and the employment of women at all levels. The number of expatriate employees (1%) has been below the legally stipulated target of 6% for the past four years. The region will continue its successful programme of replacing expatriate skills with competent nationals.

Representation of women in Ghana is still low, at around 5%, but addressing this low level of female representation has been prioritised as a key imperative for the region, to be driven by senior leadership. Initiatives in place to increase the representation of women include identification of female talent in all departments, a review of the recruitment approach and identifying and coaching high-potential female employees to ultimately assume managerial roles. The region is targeting an increase in its complement of female employees by an additional 5% in 2018.

In Peru, 16% of permanent employees are women, while 7% of senior management positions and 15% of middle management positions are held by women. At the Salares Norte project in Chile, 14% of the permanent workforce are women – they comprise 28% of middle management, although there is no female representation at senior management level.

The Gold Fields Board has 36% employment equity representation, while employment equity representation at the Executive Committee level is 40% with 20% female members. Among senior management at Corporate Office the figures are 58% and 53% respectively. Across the Group, 16% of employees are women.

For details of progress in employing members of our host communities into the workforce, see p111

IAR-61

The Gold Fields Integrated Annual Report 2017	60

FIT-FOR-PURPOSE WORKFORCE continued

Engagement with organised labour

Americas region

About 19% of Peru’s Cerro Corona workforce is unionised, largely among employees in the operational areas. Negotiations with organised labour on a new three-year collective agreement (June 2016 – June 2019) concluded in 2017. Key items include:

●	A salary increase of approximately 5.4% per annum
●	A bonus component commensurate with market standards
●	Compensation of equivalent time off for any mandatory training courses undertaken outside working hours
●	Retention of existing benefits

At the Salares Norte project in Northern Chile, which has moved into feasibility study phase, management commenced engagement with the new Salares Norte Workers Union. The relationship will govern working conditions at the mine and will be reviewed once the outcome of the feasibility study is known.

West Africa region

About 85% of the Ghanaian workforce belongs to the Ghana Mineworkers Union (GMWU). In the first quarter of 2017, the region signed a two-year wage agreement for 2016 (backdated) and 2017, with salary increases of 10% and 6% respectively. Further agreement was reached on developing a wage model that will guide salary increases from 2018 and beyond.

In January 2018 the GMWU brought a court injunction against Gold Fields’ decision to convert from owner to contractor mining at the Tarkwa mine. However, this was overturned by the Accra High Court in February, and the mine commenced with the transition to contractor mining thereafter.

South Africa region

Management at South Deep has engaged extensively with organised labour, which represents 93% of our employees, most of them by the National Union of Mineworkers. Constructive engagement has helped to improve the relationship between the two parties, and during 2017 management resolved a significant portion of the key outstanding issues with the unions. There is also understanding among the union representatives of the challenges facing the mine and the need to change to an operating model that is more aligned to bulk mechanised mining. Engagement on this has intensified during Q1 2018.

A three-year wage agreement between South Deep’s trade unions and the mine expired in February 2018 and wage negotiations for a new deal commenced in March 2018.

Australia region

Wages in Australia are determined largely by mining industry cycles. During 2017, an upturn in the resources sector saw wage pressures increase marginally – in the year ahead such pressure may increase even further. In addition, government imposed a 3.3% increase to minimum wages. As a result, our overall wage and remuneration packages are expected to be around 3% higher in 2018.

The Australian Employee Collective agreement’s term will lapse in April

2018. Engagements have been concluded with both the workforce and unions on a new agreement, though this still has to be ratified by the government’s Fair Work department. The agreement, which will apply for the next four years, will see improved benefits and conditions of employment in the form of:

●	Parental leave increasing to 16 weeks’ paid leave
●	Partner’s parental leave increasing to two weeks
●	An increase in the health allowance

Looking ahead to 2018

In the year ahead Gold Fields will focus on the following people-related imperatives:

●	Driving a high-performance culture that will improve productivity and efficiency, lower costs and contribute to the achievement of AIC of US$900/oz
●	Building a workforce for the future in line with making the shift to a gold miner of the future. This will involve a strong focus on talent management and succession planning to attract, retain and promote young talent
●	Deepening engagement with employees to identify and address hurdles to greater productivity
●	Maintain healthy engagement with organised labour across our operations

For details of our executive and managerial remuneration policies and payments see the Summarised Remuneration Report on p130 – 134

IAR-62

61	The Gold Fields Integrated Annual Report 2017

Safe operational delivery

ENERGY MANAGEMENT

Introduction

Energy markets have been fundamentally redefined by the global drive to minimise contribution and build resilience to climate change. This has affected the types of energy sourced by business, the cost of energy, how energy is procured and how energy is finally used.

The gold mining industry is affected directly by these drivers, given the energy intensity of its processes. Mining and processing of gold is getting more energy intensive given a number of factors including:

●	Declining grades
●	Longer hauling distances
●	Increasing mine depths requiring more pumping and cooling infrastructure
●	Increased stripping to expose new ore bodies
●	More challenging ore body geologies

At the same time, energy prices continue to increase.

For Gold Fields, energy spend accounts for a significant portion of our operating costs (2017: 17%, 2016: 19%), equivalent to 12% of AISC (2016: 13%). This reinforces the need for increased energy supply security, investing in continuous efficiency improvements, reducing our carbon emissions and adapting to the adverse effects of climate change. Successfully implementing these initiatives contributes to a number of our strategic objectives of operational excellence and demonstrates our commitment to responsible mining principles.

In 2016, we revised our Integrated Energy and Carbon Management guideline to align with ISO50001, the global energy management standard. We started the alignment with the standard in 2017 by integrating energy and carbon management into operational and strategic aspects of the business. Energy awareness and training is provided for relevant staff and contractors, while our energy and carbon emissions data is collated and assured by independent auditors.

The guideline informs our integrated energy and carbon management strategy, which is aimed at strengthening energy security, managing energy consumption and costs, reducing carbon emissions and building operational climate resilience. We have set our 2020 aspirational goals from 2018 to be:

●	Maintain energy security outside the top 10 Group risks
●	Achieve 5% to 10% energy savings off our annual energy plans each year
●	Achieve 17% carbon emission reductions each year up to 2020, equivalent to 800,000t CO2-eq of cumulative carbon emission reductions over the period
●	Ensure that all our operations are ISO50001 ready or certifiable

More details on Gold Fields’ climate change management and carbon emission performance can be found on p96 – 98 and for more details of our energy management approach, policies and guidelines go to www.goldfields.com/ sustainability.php

Overall energy performance

●	Group energy spend declined by 11% to US$258m (US$115/oz) in 2017 from US$289m (US$130/oz) in 2016, with energy initiatives having delivered just below 9% cost savings, at US$22m (US$10/oz), against an initial target of 8% in the 2017 energy plan
●	Total energy consumption increased by 4% to 12,178TJ in 2017 from 11,697TJ in 2016, with 67% comprising fuel usage (8,175TJ) and 33% electricity (4,003TJ), compared to a 63%/37% split in 2016
●	Fuel spend accounted for 44% (45% in 2016) of total energy spend, with electricity accounting for 56% (55% in 2016). The impact of lower oil prices kept our fuel spend lower relative to our electricity spend. A table showing Group and regional energy costs and volume impacts can be found on our website at www. goldfields.com/sustainability/ environment.php
●	Energy initiatives realised 176GJ in savings during 2017, equivalent to 1% of energy consumed (against an initial target of 3% in the 2017 energy plan)
●	An estimated 8% of carbon emissions, totalling almost 116,000 CO2-eq, (against an initial target of 8%) were abated
●	Our energy intensity increased to 5.46GJ/oz (2016: 5.27GJ/oz), driven by increased fuel usage
●	Our Scope 1, 2 and 3 carbon emissions decreased marginally to 1.959 Mt CO2-eq from 1.964 Mt CO2-eq in 2016 (see graph p64)

IAR-63

The Gold Fields Integrated Annual Report 2017	62

ENERGY MANAGEMENT continued

Fuel

●	Fuel spend decreased by 13% to US$113m in 2017 (2016: US$129m) despite higher fuel consumption, largely due to lower oil prices for most of 2017 and a number of fuel efficiency initiatives implemented
●	Diesel accounted for 83% of our fuel energy consumption in 2017
●	Total diesel consumption increased by 3% to 188Mℓ (equivalent to 6,765TJ) from 183Mℓ (6,608TJ) in 2016, due to the vast amount of material moved at the Damang Pit Cutback project, increased TSF construction activities at Cerro Corona and the frequent use of backup diesel generators at Agnew to avoid breaching the grid power limits. This offset the benefits of diesel efficiency initiatives implemented at all operations
●	The oil price hedge entered into for the period June 2017 – December 2019 for 50% of Australia’s and Ghana’s diesel consumption volumes, generated savings of US$2m for the 2017 period of the hedge

Electricity

●	Electricity spend declined by 10% to US$145m in 2017 from US$160m in 2016, owing to the 2% drop in the Group’s power consumption, lower power tariffs at Cerro Corona, lower gas prices at Granny Smith and St Ives and the impact of energy efficiency initiatives. Furthermore, the new gas turbines at Tarkwa and Damang delivered considerable costs savings at our Ghanaian mines

●	Group electricity purchased was 1,366GWh (equivalent to 4,003TJ, allowing for generation losses for Gold Fields’ own generation) in 2017, a 2% decrease from consumption in 2016, driven by lower gold production at South Deep and the Darlot divestment in Q4 2017
●	For 2018, against our initial energy use estimate of 10,983TJ and our budget of US$326m, we aim to achieve consumption savings of 5% (549TJ), cost savings of US$32m, equivalent to US$15/oz of gold produced, and abating about 155kt CO2-eq in carbon emissions

Energy savings initiatives

Gold Fields’ energy management approach has over the years shifted from equipment retrofits to more process related efficiency opportunities. Since 2013, Gold Fields’ implementation of the integrated energy and carbon management strategy has realised cumulative savings amounting to 1,274TJ in energy (2% of energy consumption over the period), equivalent to US$63m in cost savings and avoiding 282,900t CO2-eq in carbon emissions (3% of carbon emissions over the period). Group energy spending over the period has also improved, declining to US$258m (US$115/oz) in 2017 from US$305m (US$153/oz) in 2013.

The next wave of opportunities seeks to deliver further energy savings primarily through the use of new technologies. (Savings from energy savings initiatives are recognised for 36 months before being included in the baseline).

Below are some of the energy savings initiatives that we have implemented in 2017 across our operations:

●	Use of diesel additives at Cerro Corona, with trials scheduled for Tarkwa
●	Switching from diesel power generators and unstable grid supplies to gas turbines at Damang and Tarkwa
●	Switching from satellite diesel generators to low carbon gas generated electricity at St Ives
●	Gas and electricity contract renegotiations at Cerro Corona, St Ives and Granny Smith
●	Upgrades of gas turbines to increase efficiencies at Granny Smith
●	Milling circuit upgrades and improving milling efficiency at Damang
●	Haul truck driver training to improve asset utilisation and fuel reduction initiatives at Tarkwa and Damang
●	Use of drones to conduct tailings geological surveys, with more accuracy and efficiency at Tarkwa

Regional performance

Americas region

Faced with increases in regulated electricity prices, Cerro Corona successfully renegotiated a new 2027 power purchase agreement with private power company, Kallpa, resulting in a 13% cut in the previously agreed to 2017 tariffs and stable tariffs thereafter. The purchased electricity has the lowest carbon intensity in the Group, with 70% gas- and 30% hydro-generated. Among other initiatives:

●	Cerro Corona has started the ISO 50001 certification process
●	A new fuel additive initiative has been rolled out at Cerro Corona resulting in lower fuel usage and spend

IAR-64

63	The Gold Fields Integrated Annual Report 2017

Safe operational delivery

In 2017, new initiatives contributed 26,8TJ and 747kℓ of diesel to energy consumption savings, equivalent to US$623,000 in cost savings, and avoided 2kt CO2-eq in carbon emissions.

As part of the feasibility study under way at Chile’s Salares Norte project, an initial assessment for solar power has been undertaken. Market responses indicate strong feasibility for solar power to augment base-load thermal power units.

Australia region

All our mines in Australia run on gas-generated electricity. Diesel is used primarily for our fleet of vehicles and machinery. The focus for 2017 remained on implementing a fuel switch strategy and renegotiating gas supply contracts.

The Company hedged part of Australia’s oil purchases against a rising oil price. This realised financial gains of US$713,000 in the region during 2017. In 2017, we became the first mining company in Western Australia to successfully auction our carbon emissions and receive carbon credits of A$126,000 from the country’s Emission Reduction Fund (ERF). Contracted in April 2016, the Granny Smith 25MW gas power station abated close to 21,000t CO2 –eq, following the conversion of a diesel power plant to gas – 8 000 tonnes more than contracted for the first year, thus earning extra credits. A portion of the additional credits will be used to offset future St Ives carbon emissions.

Following the energy security assessments in 2017, the following energy initiatives/studies were conducted during the year:

●	Granny Smith: A feasibility study on power options is under way to extend capacity and potentially include solar power
●	Agnew: A feasibility study on power options to increase supply capacity is being conducted with a mix of low carbon energy solutions being considered
●	Gruyere Joint Venture: Solar powered pumps are being installed at the bore fields to replace diesel generators

In 2017, new initiatives contributed 21.4TJ and 15kℓ of diesel to energy consumption savings, equivalent to US$3.4m in cost savings (US$4/oz), and avoided 25.8kt CO2-eq in carbon emissions.

South Africa region

Eskom, the public power utility that supplies South Deep with electricity, generates 90% of its electricity from coal-fired power stations, thus making this the most carbon intensive operation across Gold Fields. Power supply to South Deep has been stable and tariff hikes relatively modest since 2015. However, Eskom’s proposed future electricity tariff increases, special tariff increments and lack of clarity of future trends, present operational and planning risks.

In 2017, we reached a commercial agreement and are close to signing a 25-year PPA with an independent power producer (IPP) for a 40MW solar photovoltaic facility at our South Deep mine. The IPP will develop, build, own, operate and maintain the plant with commissioning expected in 2019. The plant is expected to generate 100GWh per year, equivalent to 20% of the mine’s annual electricity consumption, while avoiding carbon emissions estimated at 100,000t CO2-eq per annum.

In 2017, new initiatives contributed 26.0TJ (7,245MWh) to energy consumption savings, equivalent to US$458,000 in cost savings (US$2/oz), and avoided 7.1kt CO2-eq in carbon emissions.

West Africa region

Through an agreement with Genser Energy, an independent power producer, Tarkwa and Damang are now being supplied with gas-fired, on-site electricity. This has significantly improved reliability and the mills’ operational efficiencies and contributed to significant cost savings as a result of using less diesel-driven generators. Savings during 2017 were around US$15m, when taking into account improved efficiencies and higher utility tariffs the mines would otherwise have had to pay.

By Q4 2017, all of Damang’s and 60% of Tarkwa’s power requirements were being met by the gas turbines. Civil works and foundations were completed for the fourth gas turbine at Tarkwa in Q4 2017. Once this is operational – expected by mid-2018 – Tarkwa will also be 100% supplied by gas. Plans are advanced to capture the waste heat from the Genser gas turbines to generate an additional 20MW that Genser could wheel through the distribution network to other clients. This will result in further unit cost savings to our mines.

The Company hedged part of Ghana’s oil purchases against a rising oil price. This realised financial gains of US$1,24m in the region during 2017.

In response to the Government of Ghana’s challenge for mines to have 10% renewables by 2020, Gold Fields Ghana will commission an options study in 2018 for a combined 6MW solution at the two mines.

In 2017, new initiatives, including the switch from diesel to gas, contributed 102TJ to energy consumption savings, equivalent to US$18m in cost savings (US$25/oz), and avoided 81kt CO2-eq in carbon emissions.

IAR-65

The Gold Fields Integrated Annual Report 2017	64

OUR ENERGY AND CLIMATE CHANGE MANAGEMENT JOURNEY

● Technology opportunity and risks ● Regulations impacting our energy and water resources ● Severe weather events disrupting our operations

●  Commitment by Board and Group Exco

●  Gold Fields implemented an integrated energy and carbon management strategy from 2013 onwards

●  Energy and carbon performance contained in the balanced scorecards of senior and line management

●  Five-year energy security plans developed and implemented in all regions

●  Revised three-year regional carbon emission and energy efficiency targets to 2020

●  Strategic partnerships with NGOs

●  Commitment to low-carbon and renewable energy mix at all mines. Where feasible, 20% renewable energy for all projects

●  Development of predictive and dynamic water balance models at each operation

●  Commitment to transparency:

–  Carbon Disclosure Project (CDP) participation since 2007

–  Water Disclosure Project (WDP) participation since 2012

–  DJSI and GRI submissions since 2010

●  ICMM collaboration on key climate change initiatives:

–  Piloted a climate data viewer tool

–  Undertook climate change vulnerability risk assessments at all our operations

–  Support the ICMM climate change statement

–  Signed the Paris Pledge for Action

IAR-66

65	The Gold Fields Integrated Annual Report 2017

Safe operational delivery

●  Between 2013 and 2017, we have achieved:

–  Savings of 1,274TJ from energy initiatives

–  US$63m in cumulative cost savings

–  282,900t CO2-eq in carbon emissions avoided

●  Energy security has slipped out of the Group top ten risks

●  Long-term leadership in climate and water disclosure and performance, recognised by the CDP

●  Selective power purchase agreements with independent producers for low carbon energy supply (gas)

● Climate change risk assessment and mitigating actions in all regions (p96) ● Regional water conservation initiatives (p99)
Imminent finalisation of an agreement with an IPP to build and manage the 40MW solar photo-voltaic plant at South Deep. Expected commissioning in 2019.
Benefits to South Deep:

●  Reduce reliance on state utility (Eskom), currently supplying 95% of electricity from coal sources

●  Will provide around 20% of South Deep’s electricity

●  Competitive tariffs

●  Reduce our Scope 2 carbon emissions

Genser Energy gas power plants commissioned December 2016; 33MW gas turbines at Tarkwa and 22MW at Damang

●  Improved security of supply in 2017 – 100% to Damang; 60% to Tarkwa (100% during 2018)

●  Significant electricity cost savings – contributed to the regional US$18m in cost savings in 2017

25MW Aggreko gas turbines commissioned in 2016 and upgraded to higher efficiency turbines in 2017:

●  Estimated energy cost reduction of some A$100,000 per year from efficiency improvements

●  Earned A$126,000 in carbon abatement credits from the Australian Emissions Reduction Fund (ERF) after abating 21,000t CO2-eq

Power purchase agreement signed with APA for 45MW gas power plant to supply the project. To be commissioned in October 2018
128 kW solar panels (commissioned in 2015): ● Reduced grid electricity consumption by 45% between 2015 and 2017 ● Reduced grid electricity costs by 44% between 2015 and 2017

IAR-67

The Gold Fields Integrated Annual Report 2017	66

INNOVATION AND TECHNOLOGY

Innovation and Technology (I&T) is critical to improving health, safety, mined volumes and, ultimately, costs and efficiencies. During 2017, the I&T division at Gold Fields, which has technical oversight throughout the Group, started implementing the I&T strategy approved by the Board in late 2016.

The thrust of the strategy is to modernise, integrate and optimise existing systems and processes. This will contribute significantly to ensuring mining volumes through compliance to plans and scheduling, and in turn, increase cost efficiencies. Only once this has been embedded would we consider a more comprehensive drive towards full mine automation.

The ultimate goal of the strategy is to work towards the ‘Gold Fields Mine of the Future’, which is premised on automation, an integrated digital data platform, remote machine operation, virtual reality and reduced mining waste. In addition, partnerships with IT companies and original equipment manufacturers that are leaders in the field will be integral to successful implementation of the strategy.

The strategy envisages three distinct phases, namely:

●	Horizon one (one – two years): Foundational and modernisation phase
●	Horizon two (three – seven years): Transformation to the Gold Fields Mine of the Future
●	Horizon three (seven years +): The Gold Fields Mine of the Future

During 2017 the following milestones were achieved by Gold Fields’ operations in implementing the I&T strategy:

●	Purchased high-precision GPS drilling rigs at Cerro Corona and Tarkwa to improve drill efficiencies
●	Rolled out drone survey technology in West Africa for pit, waste dump and TSF surveys
●	Rolled out mine sense blending software and systems at Cerro Corona
●	Increased use of tele-remote systems from surface at Granny Smith
●	Calibrated and confirmed the Gold Fields I&T strategy by a group of young employees at the Company
●	Included I&T Horizon one performance objectives in the scorecards of key managers
●	Upgraded the Gold Fields technical structures

During 2017, our regions were also tasked with developing and starting to implement their own roadmaps to support the Group’s objectives, including identifying I&T projects for implementation in 2018.

The following reflect our major Group-wide project objectives for 2018:

●	Start to upgrade information technology and operating technology networks at all our operations. This includes installing underground wireless technologies in South Africa and Australia to enable real-time data availability to assist our teams in decision making (see diagram on the following page)
●	Defining the Company’s future operating platform – how will Gold Fields operate in a digital mining environment?
●	Rollout the ‘Mine of the Future Hearts and Minds’ programme among employees to develop a manufacturing mindset among the workforce at our operations

The regional-specific objectives for 2018 are outlined below and span the exploration, mining and processing areas of the mining value chain:

●	The key focus for the Australian region is streamlining exploration time through better data management which enables faster interpretation of the resource to reserve process. Furthermore, St Ives is implementing collision avoidance and underground fleet management systems, while underground remote loading technology is also being reviewed at all our Australian mines
●	In Ghana, the focus will be on mine optimisation through upgrading of the Tarkwa and Damang fleet management systems and exploiting drilling opportunities through the use of the new GPS drill rigs. Drone survey technology will also be rolled out at both mines
●	The Cerro Corona mine will be using upgraded operating software and a new dispatch system that will focus on porphyry ore blending to reduce variation of stock feed, thereby optimising plant recoveries
●	The South Deep mine will upgrade its underground wireless connectivity and radio communications systems, which will enable it to use technologies such as real-time vehicle telemetry, people monitoring and environmental control. The mine will also seek to use spatial data systems that allow visualisation and monitoring of mining plans to improve efficiencies in mining processes

IAR-68

67	The Gold Fields Integrated Annual Report 2017

Safe operational delivery

IAR-69

Key measurements – capital discipline and financial performance1

	2017	Status	2016	2015	2014

US$/A$ (average)	0.77		0.75	0.75	0.81
R/US$ (average)	13.33		14.70	12.68	11.56
Average US$ gold price received (US$/oz)	1,255		1,241	1,140	1,249
Average A$ gold price received (A$/oz)	1,640		1,675	1,541	1,404
Average Rand gold price received (R/kg)	538,344		584,894	478,263	441,981
Revenue (US$m)	2,811		2,750	2,545	2,869
AISC (US$/oz)	955		980	1,007	1,053
AIC (US$/oz)	1,088		1,006	1,026	1,087
Cost of sales[2] (US$m)	1,404		1,388	1,456	1,678
Total capital expenditure (US$m)	840		650	634	609
Net cash-flow[3] (US$m)	(2)		294	123	235
Free cash-flow margin (%)	16		17	8	13
Net debt (US$m)	1,303		1,166	1,380	1,453
Net debt/adjusted EBITDA ratio[4]	1.03		0.95	1.38	1.30
Total dividend payment (R/share)	0.90		1.10	0.25	0.40

1 All figures are for total operations (continued and discounted)

2 Cost of sales before amortisation and depreciation

3 Net cash-flow = cash-flow from operating activities less net capital expenditure and environmental payments

4 This measure is defined and reconciled in note 38 of the consolidated financial statements

2017 performance improvement on 2016 or achievement in line with strategy

2017 performance drop against 2016

2017 performance on par with 2016

IAR-70

Financial performance	p70
Capital discipline	p75

Capital discipline and financial performance

To achieve our vision, we must deliver sustainable financial returns to our investors and shareholders. Our financial strategy differentiates the Group by focusing on growing the margin and free cash flow achieved for every ounce of gold produced.

Results and impact

● Allocate capital in line with strategic priorities as per capital ranking

● Pay dividends in line with policy
● Maintain net debt to EBIDTA ratio of under 1.25x and extend debt maturity

●  All new capital spend to have appropriate returns taking into account risks and cost of capital ranked and prioritised in accordance with an agreed matrix and in line with internal capital control standards and study guidelines. Accordingly all growth capital expenditure on existing mines, new projects or acquisitions to have hurdle rates of 15% at a US$1,300/oz gold price

●  A sustained and significantly lower gold price and currency exchange rate volatility

●  South Deep – Partial achievement of the production targets as defined in the rebase plan and the associated loss of investor confidence

Average US$ gold price received
US$1,255/oz	Key stakeholders
Shareholders and investors

IAR-71

The Gold Fields Integrated Annual Report 2017	70

FINANCIAL PERFORMANCE

Introduction

The core focus of Gold Fields’ business strategy is to grow the margin and Free Cash-Flow (FCF) for every ounce of gold produced and to sustain this FCF in the long term. This ensures the Group remains lean and focused, with a globally diversified portfolio that provides investors with leverage to the gold price.

However, to ensure the sustainability of FCF generation, reinvesting in and upgrading the portfolio is essential. As such, Gold Fields embarked on a period of reinvestment at the beginning of 2017, with 2017 and 2018 being the years of peak capital expenditure. Despite incurring project capital of US$115m at Damang, A$184m (US$141m) at Gruyere (including working capital), and R225m (US$17m) at South Deep, and spending US$53m at Salares Norte (currently in feasibility study), the net cash outflow was limited to US$2m during 2017. This compares to a net cash inflow of US$294m in 2016.

Our key objective is to generate a FCF margin of at least 15% at a long-term planning gold price of US$1,300/oz, which translates to an All-in Costs (AIC) breakeven level of approximately US$1,050/oz. The Group’s FCF margin, which is adjusted for share-based payments, Salares Norte exploration expenditure and Damang and Gruyere project capital, decreased slightly to 16% in 2017 from 17% in 2016, driven primarily by an increase in taxes paid. Encouragingly, this is ahead of our targeted 15% FCF margin at a US$1,300/oz gold price, despite a gold price received of US$1,255/oz. Details of the Group’s production and cost guidance are contained in the Safe Operational Delivery section (p42).

Gold Fields’ financial performance in 2017 was stronger than anticipated at the beginning of the year. The out performance of the international operations, coupled with a US Dollar gold price received that was much higher than our business planning price, enabled Gold Fields to restrict the cash outflow, limit the increase in net debt and maintain the strength of its balance sheet during the year. Net debt increased to US$1,303m during 2017 from US$1,166m at the end of 2016, resulting in a net debt/adjusted EBITDA of 1.03x at 31 December 2017 (December 2016: 0.95x). The Group maintained its policy of rewarding shareholders with dividends, paying out R0.90/share (2016: R1.10/share).

For 2017, revenue increased by 2% to US$2,811m from US$2,750m in 2016, helped by the higher gold price received. Cost of sales (before amortisation and depreciation) increased slightly to US$1,404m, with the respective 9% and 3% strengthening in the Rand/US$ and A$/US$ exchange rates acting as headwinds. The bulk of Gold Fields’ costs in Australia and South Africa are incurred in local currencies. As such, the strengthening in the Australian Dollar and South African Rand had a negative impact on costs in US Dollar terms – and ultimately profits – in these geographies during 2017. However, the oil and Australian Dollar gold price hedges countered the negative currency impact in Australia.

The Group AISC of US$955/oz and AIC of US$1,088/oz in 2017 compared with US$980/oz and US$1,006/oz in 2016. Encouragingly, costs came in below guidance (AISC: US$1,010/oz – US$1,030/oz; AIC: US$1,170/oz – US$1,190/oz) for the fifth consecutive year. The increase in AIC was primarily driven by the project capital incurred at Gruyere and Damang.

Other salient features during 2017 included:

●	Royalty payments of US$62m in 2017 compared with US$78m in 2016
●	An increase in capital expenditure to US$840m in 2017 from US$650m in 2016
●	A decrease in the taxation charge to US$179m in 2017 (2016: US$190m)
●	An impairment of US$293m in 2017 (2016: US$77m), comprising mainly a US$278m impairment of South Deep (largely due to a lower Rand gold price utilised)
●	The provision of US$30m for the Silicosis and Tuberculosis class action in South Africa
●	A US$92m impairment reversal for the Arctic Platinum project and Cerro Corona assets

Taking into account all of the above, the net loss attributable to Gold Fields shareholders amounted to US$19m in 2017, compared to earnings of US$158m in 2016.

  During 2017, our priorities for the cash we generated were:

●	Rewarding our shareholders with dividends
●	Funding growth projects which will improve the quality of the Gold Fields portfolio

The bulk of the project capital is being spent on Damang in Ghana and Gruyere in Western Australia. Once these two mines reach full production, which is anticipated by 2020, they will significantly improve Group AIC and hence cash-generating ability

●	Maintaining the strength of the balance sheet and limiting the increase in debt through the peak capex years. Gold Fields ended 2017 on a net debt/adjusted EBITDA of 1.03x

Once we have incurred all project capital expenditure on Damang and Gruyere, our target is to once again reduce our net debt/EBITDA to 1.0x and further after that

IAR-72

71	The Gold Fields Integrated Annual Report 2017

Capital discipline and financial performance

Headline earnings were US$210m in 2017 compared to US$204m in 2016.

A detailed analysis of our financial performance is provided in the Management Discussion and Analysis of the Financial Statements contained in the 2017 Annual Financial Report on p32 – 91

Hedging

Given the volatility in commodity prices and exchange rates and, more pertinently, the high levels of project capital expenditure incurred during the year, management found it prudent to undertake short-term, tactical hedging to protect cash-flows.

In June 2017, Gold Fields hedged 78 million litres of oil at an equivalent Brent Crude swap price of US$49.92/bbl in the Australian region and 126 million litres at an equivalent Brent Crude swap price of US$49.80/bbl in the Ghanaian region. Net realised gains from these hedges, for the June – December 2017 period, were US$570,000 in Australia and US$850,000 in Ghana. Both hedges run until December

2019 and represent 50% of the annualised fuel consumption for the two regions.

In addition, the Group hedged 295,000oz of the Australian region’s H2 2017 gold production by undertaking two Australian Dollar gold price hedges for the period July 2017 to December 2017:

●	165,000oz with a floor price of A$1,696/oz and a cap of A$1,754/oz (averaged)
●	130,000oz at an average forward price of A$1,720/oz

The Group made a realised gain of A$20m (US$15m) on these hedges.

Finally, Gold Fields hedged 8,250t of copper production from its Cerro Corona mine for the period August – December 2017 (about 70% of production for the period), with an average floor level of US$5,867/t and an average cap level of US$6,300/t. The Group made a realised loss of US$3m on this hedge.

In late 2017/early 2018 Gold Fields has selectively hedged the gold price for our South African, Ghanaian and Australian operations and the copper price for the Peruvian region.

Gold hedges include:

●	Ghana: 409koz (60% of 2018 gold production guidance) hedged for the period January to December 2018 using zero-cost collars with an average floor price of US$1,300/oz and an average cap price of US$1,409/oz
●	South Africa: 64koz (20% of 2018 gold production guidance) hedged for the period January to December 2018 using zero-cost collars with an average floor price of R600,000/kg and an average cap price of R665,621/kg
●	Australia: 321koz (37% of 2018 gold production guidance) hedged for the period February – December 2018. Of this, 221koz were hedged at an average forward price of A$1,714/oz and 100koz at a floor price of A$1,700/oz and an average cap price of A$1,750/oz

Copper hedge:

●	Peru: 29.4Mt of copper production (98% of 2018 guidance) was hedged for the period January to December 2018 using zero-cost collars with an average floor price of US$6,600/t and an average cap price of US$7,431/t

The Consolidated Income Statement, Statement of Financial Position and Cash-Flow Statement – extracted from the 2017 Annual Financial Report – are provided on the pages that follow

IAR-73

The Gold Fields Integrated Annual Report 2017	72

FINANCIAL PERFORMANCE continued

Consolidated income statement

for the year ended 31 December

	United States Dollar

Figures in millions unless otherwise stated	2017	2016 Restated[1]	2015 Restated[1]

CONTINUING OPERATIONS
Revenue	2,761.8	2,666.4	2,454.1
Cost of sales	(2,105.1)	(2,001.2)	(1,988.5)
Investment income	5.6	8.3	6.3
Finance expense	(81.3)	(78.1)	(82.9)
Gain/(loss) on financial instruments	34.4	14.4	(4.5)
Foreign exchange (loss)/gain	(3.5)	(6.4)	9.5
Other costs, net	(19.0)	(16.8)	(21.7)
Share-based payments	(26.8)	(14.0)	(10.7)
Long-term incentive plan	(5.0)	(10.5)	(5.1)
Exploration expense	(109.8)	(86.1)	(51.8)
Share of results of equity-accounted investees, net of taxation	(1.3)	(2.3)	(5.7)
Restructuring costs	(9.2)	(11.7)	(9.3)
Silicosis settlement costs	(30.2)	–	–
Impairment, net of reversal of impairment of investments and assets	(200.2)	(76.5)	(206.9)
Profit on disposal of investments	–	2.3	0.1
Profit/(loss) on disposal of assets	4.0	48.0	(0.1)
Profit before royalties and taxation	214.4	435.8	82.8
Royalties	(62.0)	(78.4)	(73.9)
Profit before taxation	152.4	357.4	8.9
Mining and income taxation	(173.2)	(189.5)	(248.5)
(Loss)/profit from continuing operations	(20.8)	167.9	(239.6)
DISCONTINUED OPERATIONS
Profit/(loss) from discontinued operations, net of taxation	13.1	1.2	(8.2)
(Loss)/profit for the year	(7.7)	169.1	(247.8)
(Loss)/profit attributable to:
Owners of the parent	(18.7)	158.2	(247.3)
– Continuing operations	(31.8)	157.0	(239.1)
– Discontinued operations	13.1	1.2	(8.2)
Non-controlling interests	11.0	10.9	(0.5)
– Continuing operations	11.0	10.9	(0.5)

	(7.7)	169.1	(247.8)
(Loss)/earnings per share attributable to owners of the parent:
Basic (loss)/earnings per share from continuing operations – cents	(4)	19	(31)
Basic earnings/(loss) per share from discontinued operations – cents	2	–	(1)
Diluted basic (loss)/earnings per share from continuing operations – cents	(4)	19	(31)
Diluted basic earnings/(loss) per share from discontinued operations – cents	2	–	(1)
[1]	Refer note 40 in the consolidated financial statements as part of the Annual Financial Report (AFS) for further details

IAR-74

73	The Gold Fields Integrated Annual Report 2017

Capital discipline and financial performance

Statement of financial position

as at 31 December

	United States Dollar

Figures in millions unless otherwise stated	2017	2016 Restated[1]

ASSETS
Non-current assets	5,505.7	5,258.8
Property, plant and equipment	4,892.9	4,524.6
Goodwill	76.6	317.8
Inventories	132.8	132.8
Equity-accounted investees	171.3	170.7
Investments	104.6	19.7
Environmental trust funds	55.5	44.5
Deferred taxation	72.0	48.7
Current assets	1,114.4	1,052.7
Inventories	393.5	329.4
Trade and other receivables	201.9	170.2
Cash and cash equivalents	479.0	526.7
Assets held for sale	40.0	26.4

Total assets	6,620.1	6,311.5

EQUITY AND LIABILITIES
Equity attributable to owners of the parent	3,275.8	3,050.7
Share capital	59.6	59.6
Share premium	3,562.9	3,562.9
Other reserves	(1,817.8)	(2,124.4)
Retained earnings	1,471.1	1,552.6
Non-controlling interests	127.2	122.6
Total equity	3,403.0	3,173.3
Non-current liabilities	2,363.1	2,278.8
Deferred taxation	453.9	458.6
Borrowings	1,587.9	1,504.9
Provisions	321.3	291.7
Long-term incentive plan	–	23.6
Current liabilities	854.0	859.4
Trade and other payables	548.5	543.3
Royalties payable	16.3	20.2
Taxation payable	77.5	107.9
Current portion of borrowings	193.6	188.0
Current portion of long-term incentive plan	18.1	–

Total equity and liabilities	6,620.1	6,311.5
[1]	Refer note 40 in the consolidated financial statements as part of the AFS

IAR-75

The Gold Fields Integrated Annual Report 2017	74

FINANCIAL PERFORMANCE continued

Cash-flow statement

for the year ended 31 December

	United States Dollar

Figures in millions unless otherwise stated	2017	2016 Restated[1]	2015 Restated[1]

Cash flows from operating activities	762.4	917.5	743.9
Cash generated by operations	1,286.5	1,245.4	982.6
Interest received	5.1	7.3	5.9
Change in working capital	(69.4)	(2.3)	43.3
Cash generated by operating activities	1,222.2	1,250.4	1,031.8
Interest paid	(90.4)	(81.7)	(86.8)
Royalties paid	(66.0)	(76.4)	(75.0)
Taxation paid	(239.5)	(155.6)	(117.2)
Net cash from operations	826.3	936.7	752.8
Dividends paid/advanced	(70.7)	(40.7)	(28.9)
– Owners of the parent	(62.8)	(39.2)	(15.1)
– Non-controlling interest holders	(6.4)	(0.2)	(12.1)
– South Deep BEE dividend	(1.5)	(1.3)	(1.7)
Cash generated by continuing operations	755.6	896.0	723.9
Cash generated by discontinued operations	6.8	21.5	20.0

Cash flows from investing activities	(908.6)	(867.9)	(651.5)
Additions to property, plant and equipment	(833.6)	(628.5)	(614.1)
Proceeds on disposal of property, plant and equipment	23.2	2.3	3.1
Purchase of Gruyere Gold Project assets	–	(197.1)	–
Purchase of investments	(80.1)	(12.7)	(3.0)
Proceeds on disposal of investments	–	4.4	–
Proceeds on disposal of Darlot	5.4	–	–
Environmental trust funds and rehabilitation payments	(16.7)	(14.8)	(17.5)
Cash utilised in continuing operations	(901.8)	(846.4)	(631.5)
Cash utilised in discontinued operations	(6.8)	(21.5)	(20.0)

Cash flows from financing activities	84.2	37.0	(88.3)
Shares issued	–	151.5	–
Loans raised	779.7	1,298.7	506.0
Loans repaid	(695.5)	(1,413.2)	(594.3)
Cash generated by/(utilised in) continuing operations	84.2	37.0	(88.3)
Cash generated by discontinued operations	–	–	–

Net cash (utilised)/generated	(62.0)	86.6	4.1
Effect of exchange rate fluctuation on cash held	14.3	0.1	(22.1)
Cash and cash equivalents at beginning of the year	526.7	440.0	458.0
Cash and cash equivalents at end of the year	479.0	526.7	440.0
[1]	The restatement is as a result of the discontinued operations

IAR-76

75	The Gold Fields Integrated Annual Report 2017

Capital discipline and financial performance

CAPITAL DISCIPLINE

Enhancing free cash-flow

Gold Fields recorded a net cash-outflow (net cash outflow from operating activities less net capital expenditure and environmental payments) of US$2m in 2017 compared to an inflow of US$294m in 2016. Included in the 2017 number is capital of US$115m and US$141m for Damang and Gruyere respectively, which was not incurred in 2016. South Deep recorded a net cash outflow of US$60m compared to a net cash inflow of US$12m in 2016.

At a mine level, cash generation remained strong in 2017. Excluding project capital and exploration expenditure, mine cash-flow was US$441m (US$188m in Australia, US$117m in Peru, US$179m in Ghana and US$43m in South Africa) versus US$444m in 2016.

FCF margin decreased slightly to 16% in 2017 from 17% in 2016, driven primarily by an increase in taxes paid. Encouragingly, this is ahead of our targeted 15% FCF margin at a US$1,300/oz gold price, despite the fact that the gold price received of US$1,255/oz was below the long-term planning level.

To put our cash-flow generation in context, during 2017 our international mines in Australia, Ghana and Peru collectively generated net cash-flow (excluding project capital) of US$484m (2016: US$432m), while South Deep slipped into a cash negative position, due to lower than planned production. This demonstrates the robustness of our international portfolio of assets.

Maintaining dividends

Gold Fields has a long and well-established policy of rewarding shareholders. This policy is viewed as an important element of Gold Fields’ investment case and we have consistently honoured this commitment.

Despite recording a net cash-outflow, the Group maintained its dividend policy and declared a final dividend of R0.50/share for 2017. Together with the interim dividend of R0.40 per share (for the six months ended on 30 June 2017), this brings the total dividend for the year to R0.90/share. In 2016 we paid a total dividend of R1.10 per share.

Maintaining a healthy balance sheet

One of Gold Fields’ strategic objectives has been to reduce the amount of debt on our balance sheet. In this regard, management met its target of reducing net debt/ adjusted EBITDA to 1.0x by the end of 2016. However, having moved into a capital intensive phase of the Company’s life-cycle, management guided the market for a pick-up in net debt during 2017. As such, the focus has shifted to limiting the cash outflow, minimising the increase in debt and maintaining the strength of the balance sheet through the peak capital expenditure years (2017 and 2018).

Net debt increased by US$137m during 2017 to US$1,303m at the end of December 2017 from US$1,166m at the end of December 2016. However, given the outperformance of the international portfolio, less capital expenditure incurred at Gruyere than planned and a higher gold price than budgeted, Gold Fields comfortably ended 2017 on a net debt/adjusted EBITDA ratio of 1.03x.

Having refinanced and extended the maturity of our credit facilities in June 2016, with the first material debt maturity falling due in June 2019, and having entered into an A$500m revolving credit facility in June 2017, Gold Fields’ balance sheet is in a stable position with regards to solvency and liquidity. At the end of 2017, the Group had uncommitted loan facilities of R1.65bn and committed loan facilities totalling US$2.54bn, A$500m and R2.5bn, of which US$1.2bn, A$200m and R1.7bn respectively are unutilised. Our debt is currently rated Ba1 by Moody’s and BB+ by Standard & Poor’s, unchanged from 2016.

IAR-77

The Gold Fields Integrated Annual Report 2017	76

CAPITAL DISCIPLINE continued

Improving investor and analyst confidence

Central to Gold Fields’ vision of being the leader in sustainable gold mining is the generation of FCF to provide investors with positive leverage to the price of gold. We believe that the achievement of this objective is a prerequisite for improving the confidence with which both current and potential investors view the Company.

Gold Fields is a significantly smaller, more focused and leaner company than it was prior to the unbundling of the legacy South African gold mines into Sibanye Gold (now Sibanye-Stillwater) in 2013. The unbundling resulted in Gold Fields’ portfolio transitioning into one that is focused on mechanised underground and open-pit mining and one that is more geographically diversified. During 2017, 42% of our production came from our Australian mines, 32% from Ghana, 14% from Peru and 12% from South Africa. Given the ramp-up schedule at

South Deep, the reinvestment project at Damang and the development of Gruyere, the geographic spread of production is set to shift in years to come, but will remain well diversified on a global scale.

After three consecutive years of cash-flow generation, in which the Company produced a cumulative US$652m in net cash-flow, Gold Fields entered into a reinvestment phase in 2017. Investment at the Damang mine and Gruyere project commenced at the beginning of the year, while expenditure on near-mine exploration in Australia remained at similar levels to 2015 and 2016. Exploration drilling at Salares Norte in Chile continued during 2017 and we expect to complete the feasibility study by the end of 2018.

Notable investments made during 2017 include:

●	A$184m (US$141m) was spent on the Gruyere project in Western Australia. More details on p84
●	US$115m in project capital was spent at our Damang mine in Ghana. More details on p81
●	Near-mine exploration spending of A$99m (US$75m) in Australia (including Gruyere) and US$11m in Ghana. More details on p86
●	US$53m investment on further exploration and drilling at Salares Norte in Chile. More details on p85

Given the level of capital expenditure incurred during the year (project capital and Salares Norte exploration totalled US$270m in 2017), the Group recorded a net cash outflow of US$2m, compared to an inflow of US$294m in 2016. However, at a mine level, cash generation remained positive in 2017. Excluding project capital and Salares Norte exploration expenditure, mine cash-flow in 2017 was US$441m (US$188m in Australia, US$117m in Peru, US$179m in Ghana and an outflow of US$43m in South Africa) versus US$444m in 2016.

IAR-78

77	The Gold Fields Integrated Annual Report 2017

Capital discipline and financial performance

Gold Fields also invested US$21m for a 19.8% stake (partially diluted as at end-December 2017) stake in ASX-listed Cardinal Resources, which owns a number of greenfields exploration sites in Ghana, and bought a 9.9% stake in Gold Road Resources, our joint venture partner in the Gruyere project, for US$55m. Gold Road holds exploration licences in other areas of the prospective Yamarna Goldfields in Western Australia.

During 2017 Gold Fields sold the Darlot mine in Western Australia to junior miner Red 5. Subsequent to year-end the Arctic Platinum Project in Finland, was sold for US$40m. In 2016 the Company injected its royalty portfolio with Toronto-listed Maverix Metals in exchange for a 32% interest. A summary of our investments is in the table below.

While the international portfolio had another good year, the first year of the rebase plan at South Deep proved challenging. But despite the slow start, the integrity of the rebase plan remains intact and delivery on the plan is a key focus area where management believes it can improve investor confidence. Unlocking the intrinsic value of the asset, which contains the world’s second largest undeveloped gold resource, is an important element of the long-term strategy of the Company.

While many of the initiatives to build trust with our investors have a financial and operational focus, sustainability is entrenched throughout our business. This commitment is evident in the recognitions received. Gold Fields has consistently been ranked among the top five mining companies on the Dow Jones Sustainability Index since it first entered the index around six years ago, illustrating our commitment to sound environmental, social and governance principles.

Gold Fields’ material investments

Investment	Shareholding	Value (US$m)

Cardinal Resources	19.8%[1]	29
Gold Road Resources	9.9%	47
Maverix Metals	27.9%	57
Red 5	19.9%	11
Hummingbird Resources	6.2%	10
Rusoro Mining	25.7%	8
Total value		162
[1]	Partially diluted as at end-December 2017

IAR-79

Key measurements – Portfolio management

	2017	Status	2016	2015	2014	2013
Attributable Gold Mineral Reserves (Moz)	49.005		48.112	46.064	48.123	48.608
Attributable Copper Mineral Reserves (Mlb)	764		454	532	620	708
Near mine exploration (US$m)	87		79	72	58	32
Near mine exploration – metres drilled	754,669		694,527	651,189	349,511	250,138

  2017 performance improvement on 2016 or achievement in line with strategy

  2017 performance drop against 2016

  2017 performance on par with 2016

IAR-80

Managing our portfolio	p80
Life extension through near-mine exploration	p86

Portfolio management

Mining is a long-term game. As a business, we need to balance the needs of our existing portfolio while investing in the future, through a variety of projects across the globe. Through our reinvestment projects as well as our growth projects we are able to balance short, medium and long-term value creation

Results and impact

● Use portfolio management and strategic planning to inform acquisitions and disposals
● Life extension through brownfields exploration, mergers and acquisitions (M&A) and optimisation
● Implement business improvement and efficiency projects to reduce costs
● Reduce costs through innovation and technology projects

● Deliver life extension, cost reduction, revenue enhancement and improved health and safety through innovation and technology and business improvement initiatives
● Reduce Group life-of-mine, AIC/oz and increase reserve life per region through brownfields exploration, M&A and optimisation of existing mines
● Deliver positive Salares Norte feasibility project that exceeds metrics set for the project
● Mine closure costs, along with concurrent rehabilitation plans, incorporated into strategic plans

● A sustained and significantly lower gold price and currency exchange rate volatility
● South Deep – Partial achievement of the production targets as defined in the rebase plan and the associated loss of investor confidence
● South Deep – Logistics and utilities infrastructure
● Non-delivery of Damang reinvestment and Gruyere projects
● Replacing Resources and Reserves at international operations

IAR-81

The Gold Fields Integrated Annual Report 2017	80

MANAGING OUR PORTFOLIO

Gold Fields manages its assets to improve the overall quality of its portfolio and ensure the sustainability of the cash-flow generated by this portfolio. In this regard, the focus is on reducing Group all-in costs (AIC), increasing the free cash-flow per ounce and extending the life of the assets.

Elements of the portfolio management process include:

●	Acquiring or developing lower-cost (than Group average), longer-life assets
●	Disposing of higher-cost, shorter-life assets that management believes can be better served by a company that has more time and resources to commit to them
●	Extending the life of current assets through near-mine brownfields exploration
●	Focusing on in-country opportunities to leverage off our existing footprint, infrastructure and skills set and capitalise on the experience we have gained from operating in these jurisdictions

Sustaining a quality portfolio of assets

On an annual basis, all assets in our portfolio are subject to the Group’s strategic planning process. A scenario analysis is conducted for each operation, assessing how to best maximise cash-flow, life-of-mine and margin. The results of this analysis are then used in conjunction with the Group’s capital profile and the current economic environment as inputs into our annual business planning.

As a result of this process, the following key decisions were implemented with regards to the existing portfolio during 2017:

●	Reinvestment into Damang in Ghana commenced at the beginning of the year, which will extend the mine’s life to 2025. During 2017, US$115m in project capital was incurred, primarily on waste stripping (p81)
●	Gold Fields began operating the Gruyere project in Western Australia in February. We spent

    A$184m (US$141m) on the project during 2017. Gold Fields also bought a 9.9% stake in Gold Road Resources, the joint venture partner at Gruyere (p84)

●	Gold Fields continued to streamline its portfolio by selling Darlot in Western Australia to Red 5. The sale, which closed on 2 October 2017, saw Gold Fields receive A$7m (US$5m) in cash as well as Red 5 shares as part of the purchase consideration and as a consequence of partially underwriting a rights issue undertaken by Red 5. The net result is that Gold Fields has a 19.9% shareholding in Red 5 post the sale
●	Building up a 19.8% stake (partially diluted as at end-December 2017) in ASX-listed Cardinal Resources, which manages a number of greenfields exploration projects in Ghana
●	Subsequent to year-end, we sold the palladium-rich, polymetallic Arctic Platinum Project in Finland to private equity firm CD Capital for US$40m and future royalties. APP was a non-core asset in our portfolio

The only operating asset in the Group that still needs to be brought to full account is the South Deep mine in South Africa. After what was a key milestone for the mine when it broke even for the first time in 2016 by generating net cash inflow of US$12m, South Deep reported a net cash outflow of US$60m in 2017, similar to the loss forecast in the rebase plan. This negative swing was driven by a lower Rand gold price received in 2017 together with lower than planned production in Q1 2017, when we experienced two fatal accidents and three falls of ground. (Refer to p82 for an update on South Deep.)

The strength of our international portfolio is evident in the continued net cash-flow generation of our assets in Australia, Ghana and Peru, which collectively generated US$484m (excluding project capital) during 2017 (2016: US$432m).

Furthermore, our portfolio’s free cash-flow (FCF) margin was 16% in 2017 from 17% in 2016, which is ahead of our targeted 15% long-term planning target at a US$1,300/oz gold price.

Investing in the future – a quality portfolio

The gold mining business is a long-term game, which has to be sustainable through price cycles and volatility of the commodity markets. Therefore, in order to grow and sustain cash-flow, investment is necessary. After three consecutive years of strong cash-flow generation, Gold Fields reached a point where reinvestment in the portfolio became necessary in order to ensure the longevity of this cash generation. As such, the Group entered 2017 with the focus on reinvesting in the business to ensure that we are able to deliver sustainable free cash-flow for the benefit of all stakeholders.

Importantly, management has only embarked on investments and capital expenditure that it believes have excellent potential for pay-backs and returns. In addition, our investment drive in 2017 and 2018 does not mean that our overall strategy has changed. We remain focused on generating cash to reduce our debt, pay dividends to shareholders and share the value we create with employees, governments and host communities.

While the Group spent more than it generated in 2017, the final cash outflow at US$2m was significantly lower than anticipated at the beginning of the year. All project capital incurred was in countries in which Gold Fields currently operates, allowing us to leverage our knowledge of the business environment, our existing footprint and infrastructure and the skills set at our mines there. Over the next few pages we discuss the Company’s growth and exploration projects, whose implementation will be critical in sustaining Gold Fields for the long term.

IAR-82

81	The Gold Fields Integrated Annual Report 2017

Portfolio management

Damang reinvestment project

In October 2016, Gold Fields announced its reinvestment plan for the Damang mine in Ghana, which will extend its life-of-mine (LoM) to 2025. The reinvestment has enhanced the Group’s presence in one of our key regions and resulted in significant social benefits for the country, including the creation and preservation of 1,850 direct and indirect employment positions.

The reinvestment plan entails a major cutback to both the eastern and western walls of the Damang Pit Cutback (DPCB). The cutback will have a total depth of 341m, comprising 265m pre-strip to access the base of the existing pit. This will be followed by a deepening of the pit by a further 76m which will ultimately provide access to the full Damang orebody including the high grade Tarkwa phyllite lithology. To provide short-term ore supply while the Damang pre-strip is in progress, mining is taking place at the hydrothermal Amoanda pit as well as the paleaoplacer satellite pits (Lima South, Kwesi Gap and Tomento East). In addition, the processing plant feed will be supplemented by low-grade surface stockpiles.

The DPCB project, which commenced on 23 December 2016, got off to a strong start and is currently tracking well against the project plan. During 2017, total tonnes mined were 39.7Mt against the original project schedule of 32.6Mt, driven by a good performance from both of the contractors (BCM and E&P). Gold produced of 144koz was 29% higher than guidance of 120.0koz, underpinned by high-grade material from the Amoanda pit, while AIC of US$1,827/oz was significantly below guidance of US$2,250/oz. Project capital of US$115m was spent during 2017, compared to the budget of US$120m.

Construction of the Far East Tailings Storage Facility (FETSF) commenced during Q1 2017, and the facility was commissioned by year-end, on time and within budget. The FETSF will provide cost effective tailings capacity of 44Mt. Decommissioning of the East Tailings Storage Facility (ETSF) commenced during Q1 2018.

Production guidance for 2018 is 160koz at an AIC of US$1,520/oz with project capital of US$105m.

IAR-83

The Gold Fields Integrated Annual Report 2017	82

MANAGING OUR PORTFOLIO continued

South Deep

2017 was a year of two halves for South Deep, with Q1 2017 negatively impacted by two fatal accidents and three falls of ground in the higher grade section of the mine which resulted in a deferral of mining higher grade areas. Production recovered through the rest of the year, with production in H2 2017 increasing by 36% to 5,038kg (162koz) from 3,710kg (119koz) in H1 2017.

Production for the year was 11% below original guidance – as flagged in the Q3 2017 operating results in October 2017 – at 8,748kg (281koz), compared to 9,032kg (290koz) in FY16. AIC increased 3% year-on-year to R600,109/kg (US$1,400/oz) from R583,059/kg (US$1,234/oz) in 2016, 3% higher than guidance of R585,000/kg. Performance of key activities included:

●	The mine recorded net cash outflow of R804m (US$60m) in 2017 compared with the rebase plan which forecast an outflow of R830m
●	Development decreased by 1% to 6,897 metres in 2017 from 6,933 metres in 2016. New mine development increased by 20% year-on-year to 976 metres from 811 in 2016
●	Long hole stoping volumes increased by 3% to 767kt in 2017 (2016: 745kt)
●	Destress mining increased by 3% year-on-year to 33,419m2 (2016: 32,333m2)
●	Backfill placed was 11% lower year-on-year at 333m3

While good progress has been made on the technical front, with the implementation of the mining method receiving positive feedback from the Geotechnical Review Board, a group of pre-eminent international recognised geotechnical experts, the execution of the full mining value chain remains sub-optimal.

At year-end, there was a goodwill impairment of R3.5bn (US$278m) (gross and after tax) related mainly to a reduction in the gold price assumption used in the life-of-mine impairment model to R525,000/kg from R600,000/kg and the slow start to the rebase plan (announced in February 2017) in 2017. Post this impairment, the carrying value of South Deep is R24.7bn (US$1.96bn).

We now expect a more gradual build-up to steady state production of approximately 500koz by 2022, with most of the metrics unchanged from the original rebase plan. In October 2017, we noted that there would be a knock-on impact on 2018 production. We expect production for 2018 to be 10,000kg (321koz), 10% lower than the rebase plan. However, we expect AIC to be R540,000/kg, compared to R567,910/kg in the rebase plan. The table below provides detail on the more gradual build-up to steady state.

Key to achieving the rebase plan is an increased focus on the North of Wrench area (new mine), which will allow for bulk, non-selective mining. The contribution from the new mine will increase to 70% at steady state in 2023 from the current level of 43%.

As the mine continues its ramp-up, there is continued focus on stakeholder management. In particular, there are a number of initiatives in place with organised labour to drive productivity, improve efficiencies and align workforce structures with the cost profile of the mine.

South Deep rebase plan – key metrics

			2017	2018	2019	2020	2021	2022

Gold production	kg		8,748	10,002	10,846	11,924	13,287	14,926
	koz		281	321	349	383	427	480
Destress metres	m	[2]	32,333	43,242	53,013	50,202	50,264	45,689
Cost of sales[1]	Rm		4,062	4,035	4,185	4,365	4,371	4,524
Total capital expenditure	Rm		1,099	1,102	1,705	1,494	1,643	1,424
AISC	R/kg		574,406	500,000	518,123	474,967	430,415	409,686
AIC	R/kg		600,109	540,000	557,457	504,662	464,774	409,686

1 Cost of sales before amortisation and depreciations

IAR-84

83	The Gold Fields Integrated Annual Report 2017

Portfolio management

South Deep – Comparison between current and new mining areas

Current mine	North of Wrench (New mine)

●  Mining method: Scattered and selective remnant mining

●  Infrastructure: Legacy. Rail bound transport of ore

●  Reserves: 1.7Moz

●  Current production contribution: 53%

●  Steady state production contribution: 30%

●  Mining method: Bulk, non-selective mechanised mining

●  Infrastructure: Tailored to mining method. Trackless with transport of ore to be via conveyor

●  Reserves: 9.0Moz

●  Current production contribution: 47%

●  Steady state production contribution: 70%

IAR-85

The Gold Fields Integrated Annual Report 2017	84

MANAGING OUR PORTFOLIO continued

Gruyere

In November 2016, Gold Fields entered into a 50:50 joint venture with Australian exploration company, Gold Road Resources, for the development and operation of the Gruyere gold project, one of the country’s largest undeveloped gold projects. The joint venture comprises the Gruyere gold deposit and a number of exploration tenements.

Gruyere is a large shear hosted porphyry gold deposit, with a combined total Mineral Reserve of 3.74Moz, 50% of which is attributable to Gold Fields. It is located in Australia’s newest goldfields, the Yamarna Belt, 200km east of Laverton in Western Australia, where our Granny Smith mine is located.

Early work at Gruyere began in December 2016, with Gold Fields taking over operatorship of the project on 1 February 2017. The project construction schedule remains unchanged, with engineering progress at 72% and construction progress at 32% as at end-December 2017. Gruyere remains on track to pour first gold during Q1 2019.

Costs incurred to date are also in line with the project budget, which was slightly increased to A$532m (US$411m) (100% basis) in early 2017 following a detailed review of the feasibility study. A$477m (US$358m) of the total capital cost has been committed, with A$186m (US$143m) already spent.

The Gruyere village, which includes 648 rooms, offices and recreational facilities, was commissioned during H1 2017, as was the borefield that will supply potable water for the project. The Bulk Earthworks contract was awarded to MACA Civil in May 2017. The 28km Gruyere main access road and sealed airstrip were completed in H2 2017, while the pit and tailings storage facility (TSF) areas were cleared during Q4 2017. Construction of the TSF embankment walls is scheduled for completion during H1 2018.

The engineering, procurement and construction contract for the Gruyere processing plant and the associated infrastructure was awarded to Amec Foster Wheeler Civmec JV. Construction of the seven carbon-in-leach tanks is progressing to plan. During H1 2017, a power supply contract was signed with APA Group, a leading Australian energy infrastructure business. APA has received final approval from the Western Australian Department of Mines for the 198km Yamarna gas pipeline, which is scheduled for completion in H1 2018. Civil and structural works have also begun at the 45MW gas-powered Gruyere power plant, which will be connected to the gas pipeline, and will supply the mine’s energy needs for the life-of-mine.

The Yeo borefield will serve as the main process water source for the Gruyere processing plant. All 32 production boreholes have been drilled and installation of the 95km water pipeline to the processing plant has commenced. Installation of the 22kV overhead power line servicing the borefield is scheduled to commence in Q2 2018.

Finally, the mining services contract, which has a cost of approximately A$400m (US$300m) over a five-year term, was executed with Downer EDI in Q4 2017. Downer began mobilising their workforce during Q1 2018 to begin construction of the mining infrastructure. Mining activities are planned to commence in Q4 2018.

Total project capital of A$311m (US$249m) (100% basis) has been budgeted for 2018.

The tenements comprising the Gruyere Project are held subject to the native title rights of the traditional owners of the land, with many of its members residing in the nearby Cosmo Newberry town. The joint venture partners have a Native Title Agreement in place which provides access to the area, subject to a number of heritage protection protocols and the provision of financial, contracting, and employment benefits to the local Aboriginal people. They are required to establish a corporation (known as a Prescribed Body Corporate) to hold and administer the native title rights and interests on behalf of all group members, which has commenced. The JV partners have implemented a number of projects with the local Aboriginal people, including cultural awareness training for Gruyere employees and contractors. Contractors at Gruyere have also been mandated to employ members of the local Aboriginal people – a target of 18 employees has been set for mid-2018.

IAR-86

85	The Gold Fields Integrated Annual Report 2017

Portfolio management

Salares Norte

The Salares Norte project is 100% Gold Fields owned and is focused on a gold-silver deposit in the Atacama region of northern Chile. Mineralisation is contained within a high-sulphidation epithermal system, offering high-grade oxides. The project is located within a core 1,800ha concession area. Gold Fields has an option to purchase an adjoining concession that would add a further 1,200ha. The Group spent US$53m on feasibility study work and further drilling in 2017 (2016: US$39m), during which time the studies for the Brecha Principal and Agua Amarga orebodies were merged into one study. In late 2017 Salares Norte was progressed to interim feasibility status.

During 2018, US$83m is budgeted for completion of the feasibility study and district exploration in a 20km radius around the project on prospective ground. The interim results from the feasibility study indicate the following metrics for the project:

●	Annual throughput of 2Mt per annum
●	3.5Moz produced over LoM
●	An AISC of US$575/oz
●	Project capital of US$850m

The project envisages open-pit operations with a processing plant that includes both CIP and Merrill Crowe processes, due to the high silver content of the ore.

Importantly, land easement was granted on 30 May 2016 (for 30 years) and water rights for the project were obtained on 29 December 2016, with the regulator granting Gold Fields access to 114 litres/second (more than double what the project requires).

During 2017 Salares Norte also completed the environmental and social baseline to support the project schedule as part of its Environmental and Social Impact Assessment (ESIA). This work entails baseline research comprising social, hydro-geological, flora and fauna studies, including research and recommendations on the protection of the endangered Short-tailed Chinchilla in the area. Once the ESIA and baseline studies have been concluded – expected in April 2018 – the team will present the findings to the relevant Chilean regulators.

While there are no indigenous claims or community presence on the concession or the dedicated access routes, Salares Norte has embarked on an extensive early engagement programme with communities and other stakeholders in the wider vicinity of the project as part of the ESIA. During 2017, US$265,000 was spent on community initiatives.

Far Southeast

The Far Southeast project is a proposed underground mine located in northern Luzon province – 250km north of Manila. The 900 million tonne copper-gold porphyry ore body has grades of approximately 0.7g/t gold and approximately 0.5% copper.

The project is held by Far Southeast Gold Resources (FSGRI) in which Gold Fields has a 40% interest, with an option to increase its stake to 60%, and is adjacent to an existing mining operation with established infrastructure. Lepanto Consolidated Mining of the Philippines holds the remaining 60% interest and manages the existing mining operation. Gold Fields impaired its investment in Far Southeast to

US$129m in 2015, as determined by an evaluation of Lepanto’s market value on the Philippine Stock Exchange.

For Gold Fields to obtain a further 20% interest in the project, a Financial or Technical Assistance Agreement (FTAA) is required from the Philippine Government, and is dependent on obtaining the Free, Prior and Informed Consent (FPIC) of the local Kankana-ey indigenous people. A further condition is the renewal for a further 25 years of the existing mining tenement in which most of the FSE deposit occurs. This is pending resolution.

The application for a FTAA was denied by the Mines and Geo-Sciences Bureau (MGB) in November 2015. FSGRI filed a motion for reconsideration with the MGB to reinstate the FTAA application but this motion remains pending. The application for Certification Precondition from the National Commission on Indigenous People (NCIP), which will complete the FPIC process, is also under consideration by the NCIP. This process was held in abeyance by the NCIP pending renewal of the existing mining tenement.

Amid the legal and administrative delays, the holding costs of this project have been reduced to approximately US$180,000/month, related mainly to detailed studies of existing drill core, environmental monitoring, community engagement work as well as activities to support the permitting process. Further material development of the project will be dependent on the renewal of the Mineral Production Sharing Agreement and Gold Fields obtaining majority ownership of the project.

IAR-87

The Gold Fields Integrated Annual Report 2017	86

LIFE EXTENSION THROUGH NEAR-MINE EXPLORATION

Near-mine exploration plays a key role in Gold Fields’ strategy as we believe it offers one of the lowest-cost opportunities for growing cash-flow, particularly on a per share basis. The value in near-mine exploration lies in:

●	Knowledge of the ore bodies which enables the exploration teams to identify extensions or additional ore sources housed within the mining tenement
●	Operational capabilities, including Gold Fields’ proven ability to develop and mine orogenic ore bodies
●	Regional and operational infrastructure including existing processing plants and regional management teams

In addition to adding to Gold Fields’ Mineral Resource and Mineral Reserve base, near-mine exploration:

●	Extends the life of the Group’s existing mines
●	Ensures each region can continue to leverage its infrastructure
●	Provides a robust platform for regional growth

The benefits of effective near-mine exploration are evident in the history of the Agnew and St Ives mines in Western Australia. At the time of their acquisition in 2002, the mines had a combined Mineral Reserve of 2.9Moz. Since then, the two assets have produced over 10Moz and their combined Mineral Reserves still exceed over 2Moz following annual depletions. Gold Fields believes that most of its mines in Australia (which share similar orogenic ore bodies) will be able to repeat this success over the next few years.

In 2017, Gold Fields spent US$87m on near-mine exploration (2016: US$80m), which supported a total of 754,669 metres of near-mine drilling (2016: 694,527 metres). The majority of this spending – US$75m (A$99m) – was incurred at our Australian mines. US$11m was spent in Ghana, which is significantly higher than the US$3m spent in the region in 2016, amid a renewed focus on extending the life of the Tarkwa and Damang mines.

At our Cerro Corona mine in Peru, near-mine exploration is limited by the mining lease area. However, Gold Fields continues to engage the adjacent communities about the potential of future exploration in these areas.

For 2018, we have budgeted US$87m for near-mine exploration of which US$65m (A$86m) will be at our Australian operations. Our Australian mines have successfully extended their lives through a consistent investment in brownfields exploration activities.

Following is a breakdown of brownfields exploration at our operations during 2017:

St Ives

Mineral Reserve

reconciliation

At St Ives, total exploration spend in 2017 was A$39m (US$29m). A total of 225,665 metres were drilled during the year.

During 2017, exploration was focused on resource extension at Invincible, lateral resource extension at Hamlet underground and continued testing of the palaeochannel opportunities. Mining at Invincible underground commenced towards the end of 2017. The Invincible complex continues to grow and is expected to remain a key contributor to production at St Ives for many years to come.

A favourable advanced scoping study on the palaeochannel project has resulted in the project moving into pre-feasibility stage. The first part of the study will focus on evaluating a viable mining method and is expected to be completed by the end of 2018. The potential resource being assessed on this project is in the range of 2Moz – 3Moz.

Agnew

Mineral Reserve

reconciliation

A$28m (US$22m) was spent on exploration at Agnew during 2017 and a total of 194,910 metres were drilled during the year. Encouragingly, Agnew increased reserves after depletion during 2017, which is the first time the mine has achieved this in seven years.

During 2017, exploration focused on resource extension at the Waroonga North underground mine and detailed in-mine targeting at Waroonga North, Kath and New Holland ore bodies. Currently, Waroonga North has 170koz in resource and 79koz in reserve, while the adjacent Kath lode has 90koz in resource and 36koz in reserve. In 2018, the focus will be on further defining these ore bodies as we believe there is reasonable upside potential.

IAR-88

87	The Gold Fields Integrated Annual Report 2017

Portfolio management

Granny Smith Mineral Reserve reconciliation	Tarkwa Mineral Reserve reconciliation	Damang Mineral Reserve reconciliation

Total exploration spend at Granny Smith was A$25m (US$19m). A total of 227,357 metres were drilled during the year. This resulted in a 0.51Moz (30%) increase in Mineral Reserves.

Following a positive feasibility study of Zone 110/120, the Board has approved the development of this extension to the Wallaby underground mine. This contains Mineral Reserves of 1.3Moz and will extend Granny Smith’s life to 2027, before consolidation of Zones 135 and 150 below the current ore body.

Exploration has generated additional advanced targets on the tenement package, which will be targeted in future as additional sources of mill feed.

As at 31 December 2017, Granny Smith’s Mineral Reserves were 2.20Moz.

During 2017, Tarkwa intensified its near-mine exploration efforts, spending US$5.4m on drilling 36,324 metres. Tarkwa’s Mineral Reserves decreased by 0.18Moz (3%), although the area being drilled is highly prospective.

As at 31 December 2017, Tarkwa’s Mineral Reserves were 5.91Moz.

While the focus at Damang was in implementing the reinvestment plan (p81), Gold Fields also spent US$5.7m in near mine exploration during the year. A total of 35,265 metres were drilled. This resulted in a 0.05Moz (4%) increase in Mineral Reserves to 1.73Moz.

IAR-89

Key measurements – Licence and reputation

2017		Status	2016		2015	2014	2013

Total value distribution (US$m)	2,850		2,505		2,425	2,650	2,980
SED spending (US$m)	17.4		16.2		13.7	17.4	17.2
Workforce from host communities (%)	40		48	[4]	59	57	–
In-country procurement (US$m)	1,626		1,360		1,270	1,440	1,440
Host community procurement (US$m)	774		558		514	600	430
Environmental incidents (Level 3 and above)	2		3		5	4	3
Water recycled/reused (Mℓ)	43,289		44,274		43,120	42,409	33,453
Water withdrawal (Mℓ)[1]	32,985		30,321		35,247	30,207	30,302
Electricity purchased (MWh)[1]	1,366,086		1,400,422		1,322,353	1,338,075	1,382,106
Diesel (TJ)[1]	6,765		6,608		6,930	6,066	5,509
CO2 emissions (‘000 tonnes)2, [3]	1,959		1,964		1,753	1,694	1,731
Mining waste (‘000 tonnes)	212,089		187,036		167,357	138,522	190,007
Gross closure costs provisions (US$m)	381		381		353	391	355
[1]	The numbers disclosed only include our operations, as head offices are not considered material
[2]	The CO2 emission numbers include head offices and comprise Scope 1, 2 and 3 emissions
[3]	Scope 1 emissions are those arising directly from sources managed by the Company. Scope 2
emissions	are indirect emissions generated in the production of electricity used by the Company.
Scope	3 emissions arise as a consequence of the activities of the Company
[4]	2016 reduction due to classifying host community based on place of origin and not residence. 2015 and 2014 figures restated accordingly

  2017 performance improvement on 2016 or achievement in line with strategy

  2017 performance drop against 2016

  2017 performance on par with 2016

Total value distribution

US$2,850m

IAR-90

Overview	p94
Environmental stewardship	p95
Stakeholder relations	p105
Summarised corporate governance	p124
Summarised remuneration report	p130

Licence and reputation

The success of our business is critically dependent on our relationships with a number of key external stakeholders that determine both our regulatory and social licences to operate as well as the reputation we have with these stakeholders. These relationships are built on a commitment to good corporate citizenship, sharing wealth with our stakeholders and sound environmental stewardship. As such, protecting our reputation and our licence to operate remains a priority on our scorecard

Results and impact

● Enhance reputation through community, environmental and safety programmes that enhance the lives of our people
● Enhance governance and compliance
● Build confidence with analysts and investors
● Enhance reputation with stakeholders through Shared Value initiatives

● Improve total shareholder return by positioning share price between median and upper quartile of peer group
● Increase the proportion of sustainable host community procurement and employment to drive Shared Value
● No Level 3 or above environmental incidents and a 10% reduction in Level 2 incidents
● Align management practices with ICMM tailings and water position statements
● Deliver and manage a robust and transparent group governance and compliance programme
● Maintain position in top five in Dow Jones Sustainability Index

● Loss of social licence to operate and community acceptance
● Water pollution, supply and cost
● Safety and health of our employees
● Attraction and retention of skills
● Cost of energy and security of power supply
● Impacts of global climate change
● Wage agreement in South Africa and Ghana

IAR-91

The Gold Fields Integrated Annual Report 2017	94

OVERVIEW

For Gold Fields, leadership in sustainable gold mining means being the company of choice for all our stakeholders – employees, communities, government and investors. Sustainability in this context means building mines across the world, operating them responsibly and profitably over life-of-mine and creating Shared Value for all our stakeholders.

To protect and enhance these relationships and our reputation we understand that we must minimise the impact of our operations through environmental stewardship, while ensuring we have meaningful and ongoing engagement and relationships with our stakeholders to create Shared Value opportunities and deliver clear economic, social and environmental benefits to them.

Our ability to fulfil our commitment to stakeholders, also requires that we run our operations sustainably and profitably. Above all, we require the highest levels of corporate governance and compliance. This is essential given the long-term, capital-intensive nature of our mining projects, as well as the, at times, challenging social and political contexts in which we operate.

This section deals with the licence and reputation pillar of our balanced scorecard and is divided into three parts, environmental stewardship, stakeholder relationships and engagement and governance and compliance, reflecting our new operating structure.

Our operations have a significant impact on both the environment and our stakeholders, particularly on those communities living in close proximity to our mines or projects. How we maximise our positive impact and mitigate adverse impacts is critical to protecting and enhancing our reputation, achieving societal acceptance as well as maintaining our ability to receive or renew our regulatory licences.

Regulatory licences are issued by governments at all levels, national,

regional and local, and require first and foremost good corporate citizenship from Gold Fields in terms of adherence to all relevant legislation, including the payment of taxes and other levies, as well as a robust governance and compliance approach.

Societal acceptance is mostly achieved by building strong relationships with our stakeholders. This is not merely a compliance-based approach, but one that seeks to ensure that we secure the long-term support of our stakeholders.

During 2017, Gold Fields’ total value distribution to our stakeholders was US$2.85bn (2016: US$2.51bn), in the form of payments to governments, capital providers, communities, business suppliers and employees. The vast majority of the value created remains in the countries of operation.

The five key elements of our sustainable development strategy are:

IAR-92

95	The Gold Fields Integrated Annual Report 2017

Licence and reputation

ENVIRONMENTAL STEWARDSHIP

Introduction

As a mining business, our operations have a material impact on the surrounding environment. To manage this, we remain committed to responsible environmental stewardship. Internally, Gold Fields has recently revised a number of policy statements and four Group-level guidelines, which reflect our environmental priorities. These concern energy and carbon management, water management, tailings management and mine closure.

To understand the Group’s approach to managing the following issues, as well as the supporting policies and guidelines, refer to the Gold Fields website at www.goldfields.com/ sustainability.php
● Environmental stewardship
● Water
● Climate change
● Energy
● Mine closure
● Health and safety

Our approach to environmental stewardship is guided and informed by several external standards as well as local legislation, supported by risk management, internal policies and priorities. Additional local priorities are identified through stakeholder consultation.

All of Gold Fields’ eligible operations are certified to the International Cyanide Management Code (ICMC). The certification, which prescribes how to manage, treat, transport and store cyanide, is renewable every three years. Gold Fields remains committed to Code compliance and our operations work to ensure recertification by identifying and addressing potential gaps in advance. Granny Smith and St Ives were successfully recertified during 2017. The next recertification audits due in the Group are at South Deep, Tarkwa and Damang in 2018. Gold Fields does not use mercury for the beneficiation of gold or in any of its processes.

While all Gold Fields’ operations are currently certified under ISO 14001, we are in the process of recertifying our operations in terms of the new ISO 14001 (2015) standard. A significant highlight for the Group is that St Ives, Granny Smith, Cerro Corona and South Deep secured the new certification in 2017. Agnew, Tarkwa and Damang are scheduled for recertification in 2018. The adoption of the critical control management approach promoted by the ICMM (p50), will also assist with the identification and mitigation of adverse environmental impacts.

For details of our environmental management approach, policies and guidelines go to www.goldfields.com/ sustainability.php

Environmental incidents

Gold Fields reports environmental incidents using a Level 1 (most minor) to 5 (most severe) scale. During the year, our environmental incident reporting process was updated to include clear deadlines for reporting incidents to our CEO and Board to ensure oversight at the highest levels.

We have not recorded any Level 4 or 5 environmental incidents in the past ten years, thereby achieving our target of zero Level 4 and 5 incidents. During 2017, we did, however, experience 83 Level 2 environmental incidents (2016: 131) and two Level 3 environmental incidents (2016: three), which took place at our St Ives and Tarkwa operations.

●	In Q2, a contractor at the St Ives mine released diluted, hypersaline ground water onto undisturbed land during drilling activities. Sumps had not been prepared to contain any run-off water. The area was immediately rehabilitated and the regulator notified. The environmental impact was low as the water released was a small quantity and had low salinity levels
●	In Q4, seepage from a tailings embankment wall at Tarkwa flowed into an adjacent control wetland on the mine’s property. Levels of cyanide in the seepage resulted in fish in the wetland dying. Cyanide levels in the wetland quickly fell below prescribed regulatory limits and the seep from the embankment wall was contained. The contaminated water did not go beyond Tarkwa’s boundary or into any water courses. The regulator was notified

Supporting biodiversity

Our Biodiversity Conservation Practice Guide ensures that we integrate biodiversity conservation into all aspects of mine life, from pre-feasibility to closure. We subscribe to the ICMM Position Statement on Mining and Protected Areas, which includes a commitment to respect protected areas and an undertaking not to explore or mine on World Heritage properties. For example, we implement a total ban on hunting on our land holdings at our mines in Ghana and Peru and have strict controls to protect local water bodies. Because of this, our operations enjoy high levels of biodiversity compared to their surrounds.

At our Salares Norte project in the Atacama desert of northern Chile, we have invested US$2.2m in our environmental programmes, which includes a project to protect the endangered Short-tailed Chinchilla, which is found in the area. During 2017, with the help of environmental experts, we captured a number of Chinchilla and relocated them. Some of them were equipped with GPS collars to allow for further studies.

At our Cerro Corona mine in Peru we have a biodiversity management programme, as part of which we evaluate terrestrial and aquatic biodiversity twice a year (during the dry and wet season) and, where necessary, ask biologists to relocate sensitive flora and fauna species from the operating area.

As part of our Beyond 2018 project at the St Ives mine, we delayed submission of final documentation to the Environmental Protection Authority (EPA) to further study the fauna on the Lake Lefroy salt lake, on which much of the future mining activity will take place. The documentation was submitted in February 2018.

IAR-93

The Gold Fields Integrated Annual Report 2017	96

ENVIRONMENTAL STEWARDSHIP continued

Climate change management

Climate change affects the availability of natural resources, with water and energy most affected. Our operations and our host communities are and could be further impacted, due to:

●	Extreme weather events such as severe rainfalls, heavy snowfalls, severe winds, extreme temperatures and prolonged droughts
●	An increasing number of climate-related regulations, carbon emissions taxes, stringent water regulations, the impact of new technologies and investor perception

During 2017, the Board adopted an updated Group Climate Change Policy, which advances and communicates a balanced mitigation and adaptation approach to achieving our climate change objectives. The policy contains a set of commitments that include:

●	Conducting climate change vulnerability assessments utilising Group risk guidelines and International Council on Mining and Metals (ICMM) tools and guidelines
●	Annual reporting and disclosure via a number of reporting frameworks including the Carbon Disclosure Project (CDP) and the Dow Jones Sustainability Index
●	Mitigating the effects of climate change by increasingly investing in renewable energy and low-carbon energy sources, energy efficiency initiatives and water use optimisation initiatives
●	Supporting research, development and innovation to assist our operations to cope with climate change
●	Factoring in a regional carbon price for both costing and as a potential revenue stream
●	Participating in industry forums, including the ICMM climate change and energy working group, stakeholder and NGO engagements

For details of our climate change management approach, policies and guidelines go to www.goldfields.com/ sustainability.php

For related energy reporting and a combined energy, climate change infographic, see p64 – 68

In 2017, the Taskforce on Climate Financial Disclosures (TCFD), formed by the global Financial Stability Board, published its climate change-linked disclosure recommendations for corporations. Given our long running energy, water security, carbon emissions management and climate change programmes and performance disclosures, we are able to align these with the TCFD recommendations as follows:

Governance

The Board approved the Climate Change policy statement in 2017 and the Safety Health and Sustainable Development Committee of the Board reviews performance of energy and climate change programmes every quarter.

Strategy

Our climate resilience strategy focuses on understanding climate-related risks that affect our operations and neighbouring communities and building safeguards to strengthen climate resilience against these risks. We also assess climate-related opportunities, such as: the use of financial incentives, investing in improving security and efficiency for water and energy, remaining committed to using 20% renewable energy in all new operations and switching from high to low-carbon energy sources.

Risk management and mitigation

Company-wide risk assessments are conducted and reviewed twice a year by the Audit and Risk Committee of the Board. In 2017, our Group risk register included the impact of global climate change and water pollution, supply and cost among the top 20 Group risks.

Gold Fields’ approach

We assess climate change-related risks, develop mitigation and adaptation plans, implement the plans and review our vulnerability every five years. Apart from operation-specific interventions (p62 – 63) we have also developed Group-wide strategies and programmes. In 2016 and 2017, Gold Fields’ Ghana mines piloted use of an ICMM climate-data viewer tool, which gives insight into physical changes in precipitation, temperature, wind and water stress levels. The tool provides climate projections covering a 20-year period from 2025 to 2045, from a 1986 to 2005 baseline1. The outcomes were used in developing adaptation plans, such as reviewing design flood lines, inclusion of climate change risks in our tailings and waste facilities management guidelines and inclusion of climate change impacts in our project standards (p98).

Regulatory risks and opportunities

Climate change-related regulations have increased across our regions.

In Ghana, the Renewable Energy Act of 2011 requires 10% renewable energy requirement across the grid by 2020, with mines expected to take the lead. Our mines have started exploring ways to achieve this target.

In South Africa, the second carbon tax bill with taxes levied on companies’ Scope 1 CO2 emissions, is set for implementation in early 2019. South Deep’s exposure to the tax is minimal as its Scope 1 emissions, largely related to diesel usage, were only 8,000 tonnes

[1]	Determined using the RCP 8.5 baseline scenario (representative concentration pathway). Gold Fields has noted the nationally determined commitments from Australia, Peru, Chile and South Africa. We further expect the two-degree scenario to put pressure on energy costs in the medium term.

IAR-94

97	The Gold Fields Integrated Annual Report 2017

Licence and reputation

CO2-eq. At an estimated tax rate of R60/t this would amount to around R500,000 (US$37,000), after discounts. However, should Eskom decide to pass on the cost of the tax on its Scope 1 emissions to customers, the costs could rise significantly. New national greenhouse gas emissions regulations were also promulgated in 2017. We are currently studying their potential impact.

In Australia, we already report under the National Greenhouse and Energy Reporting scheme. In 2016 a safeguard mechanism was introduced, with penalties for exceeding emissions baselines; in the year to 30 June 2017 our St Ives mine has exceeded the baseline by 1,590 tonnes CO2-eq as increased mining volumes drove up our diesel-linked emissions. This was 1.6% above the baseline and required the mine to trade carbon credits to that amount. We have successfully converted our abated carbon emissions at our Granny Smith mine in Australia into A$127,000 in carbon credits and auctioned these off to the Australian government, with the excess used to offset the safeguard mechanisms exceedances at St Ives.

Chile’s carbon tax scheme, at US$5/t CO2-eq, became effective in 2017, targeting large grid connected generation facilities. Our Salares Norte project in the Atacama Desert is a remote operation, with no grid access and will not be affected.

Weather-related physical risks

Severe weather events have impacted and have the potential to further impact our operations. Heavy rains in Australia and Ghana have resulted in production stoppages and damage to properties. In 2017, Peru experienced heavy rainfalls which affected the road from the Cerro Corona mine to the port of Salaverry, from where we ship our ore concentrate. As a result there were some delays in shipping the concentrate. Last year also saw heavy snowfalls at the Salares Norte project in Chile, which impacted our exploration activities. South Africa has been experiencing drought conditions in some areas.

Metrics and target

Gold Fields has been disclosing emissions, risks and opportunities for more than 10 years through the CDP, which has consistently ranked us as one of South Africa’s top performers. Our key energy and carbon emissions data are assured externally.

In 2018 we will complete the process of revising our short and medium-term climate change and emissions targets, aligned with our corporate strategy and the regulatory requirements in our jurisdictions.

Gold Fields disclosures cover all three carbon emission scopes (Scope 1 – 3), both in absolute figures and intensities. Total Scope 1 – 3 CO2-eq emissions during 2017 amounted to 1.96Mt (2016: 1.96Mt). From 2017 to 2020, our aspirational target is to reduce cumulative carbon emissions by 800kt CO2-eq.

Given the water security impact of climate change to our operations, we also closely monitor our water usage and spending and invest in water security and efficiency initiatives. More details can be found on p99.

Rehabilitation of waste dumps at Damang

IAR-95

The Gold Fields Integrated Annual Report 2017	98

ENVIRONMENTAL STEWARDSHIP continued

Regional climate change risks and mitigation plans

	High/medium risks	Plan

Australia	Adequacy of flood management measures	● Review flood management capabilities and adjust management plans, if necessary
	Declining availability of water	● Develop LoM water balances that are dynamic, probabilistic and predictive
	Increased cooling costs	● Implement energy and cost management plans
	Legislative changes including aggressive taxation regimes and abatement requirements	● Participate in carbon abatement projects ● Continue to engage governments

Americas	Water shortages during drier months	● Obtain permits to abstract water from the Tingo river in wet seasons ● Seek approval for water abstraction in regular EIA updates
	Ability to deliver concentrate for shipping during severe weather events	● Ensure that an alternate route to the port is ready for use ● Increase storage capacity at the port and at the mine

West Africa	Increased operational costs linked to maintenance of roads, more frequent replacement of tyres and increased dewatering	● Provision made for rain delays in 2018 operational plan ● Pit floors to be staggered where possible to aid drainage ● Catchment mapping to be reviewed against a one in 100-year rainfall event
	Increased volumes of contaminated water requiring treatment	● Review water treatment option updates for contaminated water ● Direct surface water flow away from operations to reduce contaminated volumes ● Adaptive water balance models
	Heat stresses on mine employees	● Heat stress management programme, including training, to be rolled out in 2018 ● Accelerate heavy machinery automation opportunities across the fleet
	Favourable conditions for vector borne diseases during high rainfall periods	● Review mosquito spraying programme and adjust, if necessary ● Investigate potential collaboration with neighbouring mines on community spraying

South Africa	Variability in rainfall intensity increasing costs of alternate water sources	● Adaptation programme completed in 2018 ● Dynamic, probabilistic and predictive water balances in place ● Reduce freshwater withdrawals
	Temperature increases affect surface cooling plant efficiency and causes heat stress for surface employee	● Reduce potential Scope 1 emission through improved diesel efficiencies
Climate change-related regulatory uncertainty

IAR-96

99	The Gold Fields Integrated Annual Report 2017

Licence and reputation

Water management

Gold Fields is committed to responsible water stewardship, both for the benefit of host communities and for our own operations. Clean water is a basic human right, and a vital resource for our processing activities. Our approach to managing our impact on and access to water is essential to maintaining our licence to operate. Through careful management, we are able to reduce our environmental impact through responsible use, storage and release of water, while also reducing our costs, thereby benefiting all stakeholders.

All regions have conducted a gap analysis against the new ICMM Water Position Statement and have developed action plans to close the gaps, with the aim of aligning by the end of 2018. Independent verification of mines’ adherence to the statement will be carried out afterwards. We have updated the Group Water Management Guideline by incorporating the following ICMM Water Position Statement commitments:

●	Apply strong and transparent corporate water governance
●	Manage water at operations effectively
●	Collaborate to achieve responsible and sustainable water use

Predictive and dynamic water balances are in place at all operations, except Damang (which is planning to implement it during 2018), enabling them to account for their water inputs to and outputs for the flows within the system.

For details of our water management approach, policies and guidelines go to www.goldfields.com/ sustainability.php

Group performance

During 2017, Gold Fields spent a total of US$29m on water management and projects (2016: US$16m).

Water withdrawal¹ across the Group increased to 32.9Mℓ (2016: 30,3Mℓ) and water recycled² or reused³ amounted to 43.3Mℓ (2016: 44,3Mℓ). Water withdrawal per ounce was higher at 14.8kℓ/oz in 2017 compared with 13.7kℓ/oz in 2016. The main reasons for the increase in water withdrawal (Graph 1) were the high rainfalls experienced at our Australian operations, at Tarkwa in Ghana and at the Cerro Corona mine in Peru. This is included in the determination of water withdrawal and we are required to dewater these mines to enable them to continue operating. As Group gold production was largely unchanged this reflected in higher water withdrawals per ounce of gold produced.

Our operations are investing heavily in improving water management practices, including pollution prevention, recycling and conservation initiatives.

The decline in the amount of water recycled or reused during 2017 also related to higher rainfall. At Cerro Corona all new water is rain water, which is collected and stored in the tailings pond even if the site does not need it. It gets used first, therefore reducing the need to treat and reuse waste water. A similar trend occurs at our other mines during periods of high rainfall.

The ICMM has recommended a recycling/reuse target of 60% for mining operations. Our Peruvian and Ghanaian mines have exceeded this level already and during 2018 the Group will set targets in line with this recommendation. At Group level, 57%4 of our water was recycled or reused during 2017 (2016: 59%).

We benchmark our water usage by participating in the CDP water disclosure programme. The CDP’s water score is an indicator of a company’s commitment to transparency around its water risks, and the sufficiency of its response to them. During 2017, Gold Fields maintained an A- score for its 2016 CDP water assessment, a notch below the top performers.

Group water withdrawal

Water withdawal per ounce of

gold produced

Group water recycled/reused

Total water recycled/reused4

[1]	Water withdrawn is the sum of all water drawn into Gold Fields’ operations from all sources for any use/impact
[2]	Recycled water – refers to the act of processing used water/waste water through the same or another cycle at the same facility. The water/ waste water is treated before being recycled and reused
[3]	Reused water refers to water/waste water that is re-used without treatment at the same facility or at another of Gold Fields’ operations
[4]	Percentage of water recycled or reused

=	water recycled/reused	x 100
total water used in process[5]
[5]	Total water used in process = water withdrawal + water recycled/reused

IAR-97

The Gold Fields Integrated Annual Report 2017	100

ENVIRONMENTAL STEWARDSHIP continued

Regional performance

Key risks	Strategic responses

● Poorly developed public water infrastructure ● Ongoing or perceived water quality pollution by neighbouring mines ● Water-related activism at both a local and regional level

Cerro Corona has a water management strategy that includes:

●  Permits for water use and effluent discharge

●  Water balance to control the volume of run-off water stored in the TSF

●  Rainwater storage and recycling

●  Community water supplies

●  Water monitoring

●  Proactive engagements with community organisations and local governments

●  Develop post-closure water management plans

2017 key developments

Cerro Corona has committed to providing local communities with additional, potable water during the dry season and continues to implement projects focused on water provision to nearby communities as well as improving existing municipal water systems. During the year the supply of potable water to the residents of Hualgayoc was augmented through water tank trucks and access to a drinking water well located at the mine site.

In the basins of the Tingo and Hualgayoc rivers, which flow through the Cerro Corona mine site, the regulator leads the participatory monitoring process which includes community members.

During the year, the Peruvian Local Water Authority carried out inspections at the mine to verify that the volume of groundwater pumped is in accordance with Cerro Corona’s water licence. No findings were reported. The authority also granted permission to develop water infrastructure at the Mesa de Plata creek, which is needed for expanding the open pit.

In Peru we invest in water supply projects in our host communities

IAR-98

101	The Gold Fields Integrated Annual Report 2017

Licence and reputation

Key risks	Strategic responses

The aridity of Western Australia is a risk to water security of our mines and the Gruyere project

All our mines in Australia have water management strategies that include appropriate water balances, linked to operating strategies, and post-closure water management plans that have been incorporated into our environmental management systems with protocols governing:

●  Water monitoring and reporting

●  Storm water management

●  Recycling of water

●  Groundwater management

●  Surface water management

●  Water storage inclusive of freeboard requirements

●  Associated legislative requirements

Water management at the sites forms an integral consideration within our mine closure plans that are reviewed on a three-year cycle and submitted to the regulator for approval.

A stakeholder engagement strategy has been implemented for the region which includes water management activities.

2017 key developments

In November 2016 Granny Smith entered a five-year agreement with the Mt Weld Mining Company for access to the nearby Mt Weld borefield, which will ensure continued supply for the current LoM.

St Ives has two water agreements in place: a supply agreement with the Water Corporation, which terminates in 2050 and supplies the majority of the water needed by the mine. The other agreement (for supplementary water) is with the neighbouring Nickel West mine, which provides for declining entitlements through to 2021.

Our Agnew mine currently receives water for its operations from a number of sources, including water from a range of pits that are filled with rainwater. A hydrological study on the Fairyland borefield suggests that the facility can be expanded to supplement the existing water supply at the mine.

At the Gruyere project two borefields will supply the mine and the Gruyere village. The Yeo borefield will serve as the main water source for the Gruyere processing plant. To date, 32 boreholes have been drilled and installation of a 95km water pipeline to the processing plant has commenced.

IAR-99

The Gold Fields Integrated Annual Report 2017	102

ENVIRONMENTAL STEWARDSHIP continued

Key risks	Strategic responses

●  Intense periods of precipitation during south-western Ghana’s two rainy seasons requires active management of positive water balances at the mines

●  Water pollution affecting adjacent communities

●  Tarkwa mine’s significant footprint is a large watershed to manage

●  The impact of illegal mining on water bodies is often blamed on large-scale mining

●  Permitting delays

The West Africa operations have well-developed water management strategies that include:

●  Water storage and reuse

●  Water volume and quality monitoring

●  Controlled water releases to external receptors

●  New water balance software introduced in 2017

●  New water treatment facilities being designed and trialled

●  Engagement with regulators and communities

2017 key developments

The reverse osmosis (RO) plant at Tarkwa’s northern heap leach pad operated during 2017. The resulting brine is stored in dedicated lined ponds. Trial irrigation of rubber trees on the heap leach pad with the brine to promote ion reduction via plant uptake was unsuccessful. The RO plant will be upgraded with the aim of reducing brine generation.

Rinsate (water with low concentration of contaminants) from the South Heap Leach pads meets the Environmental Protection Agency’s (EPA) effluent discharge standards with the water now able to be diverted away from treatment facilities. The EPA has reviewed the decommissioning plans and technical studies for both facilities and approved the end use and closure plan.

During 2017, Damang trialled a denitrification plant to clean the pit water that contains nitrates in excess of discharge limits. The denitrification process uses an anoxic reactor to break down the nitrates. Bacteria convert the nitrate to nitrogen gas, which should result in a product suitable for discharge. If successful in 2018, the pilot study will be advanced towards site implementation.

Key risks	Strategic responses

● Growing concerns around water scarcity in South Africa ● Increasing levels of acid drainage (AD) in groundwater plume from tailings dam

To ensure its water security, South Deep uses a number of water sources, including recycling and conservation initiatives, RO plants, boreholes and access to the public water system. In times of severe droughts, as in 2016, it also accesses water supplied from neighbouring mines.

To mitigate against water pollution, including AD, South Deep undertakes ongoing water monitoring, containment in storage facilities, water treatment and purification. It has also constructed plume interception wells at its TSF.

2017 key developments

South Deep’s Water Use Licence Application, which was submitted in 2015, has yet to be approved by the regulator.

South Deep and Sibanye-Stillwater have jointly undertaken work to study the impact of historical mining pollution in the Leeuspruit stream, which starts at Sibanye-Stillwater’s Cooke 4 mine – adjacent to South Deep – and flows through the South Deep lease area. The findings of the study were presented to the Department of Water and Sanitation in December 2017.

In 2016, Sibanye-Stillwater announced the partial closure of its Cooke 4 mine and submitted a final assessment report to the regulator in October 2017. South Deep is an interested and affected party in the process, as there may be a number of potentially adverse impacts on the mine, should pumping of mine water cease at Cooke 4 if Sibanye-Stillwater were to get the required approvals. South Deep, which is opposed to the cessation of pumping, is continuing to engage with Sibanye-Stillwater and other stakeholders to find an appropriate and effective solution and has appointed consulting engineers to develop alternative water treatment options.

Seepage plumes have been identified at two of South Deep’s TSFs, the old TSF and the Doornpoort TSF. To contain and reduce these plumes, a trial blast curtain was installed in 2016. The trial was successful and during 2017 five boreholes were installed to intercept the plume at Doornpoort TSF. Monitoring is ongoing.

IAR-100

103	The Gold Fields Integrated Annual Report 2017

Licence and reputation

Waste and tailings

The most significant waste materials produced by our operations are tailings, waste rock, chemical waste and hydrocarbon waste. By carefully managing these wastes, we minimise the environmental and potential social impact.

All of our operations have tailings management plans in place, including closure and post-closure management plans. In total, our operations have 27 tailings storage facilities (TSFs), of which 16 are active.

All TSFs, as well as associated pipeline and pumping infrastructure, are subject to a Group audit every three years – or more frequently where required by local circumstances or regulations – as well as regular inspection and formal annual reporting.

In December 2016, the ICMM published its Tailings Position Statement following high-profile tailings failures in preceding years. Our Group guidelines were updated in 2017 to be fully compliant with the ICMM’s framework. Group-wide tailings audits were completed by independent, external experts during 2017 to ensure Gold Fields meets the ICMM’s new framework as well as having critical controls in place to manage potential risks. There were no significant findings. All gaps identified will be closed out by the end of 2018, in accordance with our commitments as an ICMM member.

For details of our waste and tailings management approach, policies and guidelines go to www.goldfields.com/ sustainability.php

Group mining waste

(Million tonnes)

Total Group waste rock volumes mined increased to 171Mt in 2017 from 148Mt in 2016, largely as a result of the 40Mt of waste rock moved as part of the Damang Pit Cutback Project in 2017. There was a 5% increase in tailings depositions from to 41Mt in 2017 from 39Mt in 2016.

Gold Fields has set a target to maintain the general landfill waste mass (non-hazardous waste other than tailings and waste rock) at 2015 levels of 11.2Mt, by ensuring a reduction in the waste that reaches landfill through greater use of on-site waste separation and recycling. During 2017 the Group reduced landfill waste by 5% to 11Mt.

Regional performance

Americas region

During 2017, the Cerro Corona TSF was raised 4m to 3,780m above sea level. The construction of the dam is approved by the regulator up to level 3800m; this level will be reached by 2021 in line with the mine plan. To achieve the 2017 raise the mine reached agreement previously with the Manuel Vazquez Association (MVA), a community organisation, to relocate the point of catchment of water of the nearby Las Tomas spring from 3,771m to 3,800m above sea level with better water quality and slightly more flow. The engagement with the MVA continues as we raise the TSF to that level.

Australia region

At Agnew the rehabilitation of the Lawlers TSF and the former Lawlers camp was completed during 2017, under budget and ahead of schedule, resulting in a reduction of the mine closure liability.

Also at Agnew, final approvals for the Songvang in-pit TSF were received from the regulator and the facility commissioned in December 2017. This will save the mine around A$10m (US$8m) in TSF construction and closure liabilities over the mine life.

West Africa region

The Tarkwa mine has raised the embankment walls at its TSF 1 and TSF 3 and deposition of material has begun.

During 2017, construction of TSF 5 at Tarkwa continued after approval was received from the Ghana Minerals Commission. As per an Environmental Protection Agency (EPA) request, the mine will be submitting a compensation plan for residents of the nearby Abekoase community

At Damang, the Far East Tailings Storage Facility (FETSF) was commissioned in Q1 2018, on time and within budget. The FETSF will provide tailings capacity of 44Mt, which will cover the mine’s new life. The transition of tailings deposition to FETSF and the decommissioning of the East Tailings Storage Facility commenced during Q1 2018.

IAR-101

The Gold Fields Integrated Annual Report 2017	104

ENVIRONMENTAL STEWARDSHIP continued

Mine closure management

Sustainable and integrated mine closure remains one of Gold Fields’ five key sustainability focus areas. Through the careful planning of mine closures, we are able to:

●	Reduce our environmental impact
●	Reduce social and community impact
●	Optimise financial liabilities
●	Enhance our assets’ values

All our mining operations have closure plans in place that are reviewed every year and closure liabilities are updated annually. During 2017, Gold Fields completed the adoption of the Standardised Reclamation Cost Estimator (SRCE) model, which provides consistency in preparation of liability cost estimates across the Group, flexibility in meeting operational and regional needs and ease of use.

During the year an Integrated Mine Closure Steering Committee was established to oversee alignment of closure plans with the guideline. Focus areas for the committee include social transitioning, progressive rehabilitation and full life-of-mine closure obligations. Continued participation in the ICMM Mine Closure Working Group and Social Guidance for Closure

Taskforce is supporting the Gold Fields focus on social transitioning at closure.

We are committed to moving towards integrated mine closure planning. This will ensure that we design, plan and operate our mines with closure in mind. Our 2020 objective is to implement integrated mine closure management that in the long term will reduce the Group’s closure liabilities. This means planning for post-closure long-term sustainability in consultation with our communities and other stakeholders.

The funding methods used in each region to make provision for the mine closure cost estimates are:

●	Ghana – reclamation bonds underwritten by banks along with restricted cash
●	South Africa – contributions into environmental trust funds and guarantees
●	Australia – existing cash resources[1]
●	Peru – bank guarantees

The total gross mine closure liability for Gold Fields remained unchanged at US$381m in 2017. A breakdown is provided in the table below.

Group closure estimates 2017 (US$m)

	% of Group 2017	Total (US$) 2017	Total (US$) 2016
Australia region[1]	47%	179	182

Ghana region	26%	98	105

Americas region	16%	62	57

South Africa region	11%	42	37
Group total (US$m)	100%	381	381

[1]	Due to legislative changes introduced in Western Australia that came into effect in July 2014, there is no longer a legal obligation to have unconditional performance bonds in place for mine closure liabilities. Such liabilities for continuing operations are now self-funding. In addition, companies are now required to pay a levy to the state based on the total mine closure liability. This levy is 1% of the total liability per mine, paid annually. This levy goes into a state administered fund known as the Mine Rehabilitation Fund. Capital and interest from the fund will be used to rehabilitate legacy sites or sites that have prematurely closed or been abandoned

Conveyor belts feeding the crushing and metallurgical plant at Tarkwa

IAR-102

105	The Gold Fields Integrated Annual Report 2017

Licence and reputation

STAKEHOLDER RELATIONS

Our licence to operate ultimately depends on the quality of our relationships with our various stakeholders – those individuals and organisations who are interested and affected by our business, or who have a material influence on our ability to create value. Stakeholders are an integral part of our business – representing a wide range of interests that both influence and are impacted by our operations – and we seek to develop relationships with them built on open, transparent and constructive engagement. This engagement allows for participative and informed decision making, by balancing the interests, needs and expectations of our stakeholders with the best interests of Gold Fields.

During 2017, Gold Fields reviewed and updated its Stakeholder Relationship and Engagement Policy, which was approved by the Board in February 2018.

We generate and share significant value for the societies in which we operate. Our total value distribution, graphically depicted on p12, details the economic value we create at Group level as well as in our countries of operation. During 2017, Gold Fields’ total value distribution to our stakeholders – as measured by the World Gold Council standards – was US$2.85bn, in the form of payments to governments, business partners, its workforce, communities and capital providers.

For details of our stakeholder relationship and engagement management approach policies and guidelines go to www.goldfields. com/sustainability. php

Summaries of the stakeholder engagements held by corporate and each region in 2017 are available at www.goldfields. com/societal-stakeholders.php

Investor relations

Central to our vision of being the leader in sustainable gold mining, is the objective of positioning the Group as a focused, lean and globally diversified gold mining company that generates significant FCF, and provides investors with a leverage to the price of gold. We believe that is a prerequisite for improving the confidence with which both buy-side and sell-side market participants view Gold Fields.

Employee relations

People are critical to safe operational delivery and our main human resource objectives are focused on ensuring we have the skills, culture and workforce profile necessary to meet our strategic objectives.

For a full analysis of our stakeholder relationship with our workforce see p56 – 60 and our investors see p76

Government relations

As the issuers of mining licences, developers of policy and implementers of regulations, host governments are among Gold Fields’ most important stakeholders. This requires first and foremost good corporate citizenship from Gold Fields in terms of adherence to all relevant legislation, including the payment of taxes and other levies. We are committed to working with governments at national, regional and local level in establishing sound and transparent working relationships that benefit the countries and host communities.

Gold Fields does not provide financial contributions to political parties and lobby groups unless explicitly approved by the Gold Fields Board of Directors in accordance with the Company’s Code of Conduct. No political donations were made in 2017.

West Africa region

In March 2016, Gold Fields Ghana entered into a Development

Agreement (DA) with the Government of Ghana for both the Tarkwa and Damang mines. The highlights of the agreement include a reduction in the corporate tax rate from 35% to 32.5% and a sliding scale royalty tax based on the gold price. The US$1,255/oz average gold price our mines received during 2017 attracted a royalty of 3%, the lowest in terms of the formula.

The DA applies if Gold Fields spends US$500m at each of the two mines for an 11-year period for Tarkwa and a nine-year period for Damang. The DA can be extended by a further five years should additional investments of US$300m each be made.

The DA was a critical consideration for Gold Fields Ghana to commence with the US$341m capital reinvestment programme at Damang during 2017. This is supported by a further US$1,060m in operational spending over the mine’s LoM. This investment has significant socio-economic benefits for communities around Damang. The DA will also lead to cost and cash-flow benefits for the Tarkwa mine, enabling it to invest in future expansion when required.

Another DA commitment by Gold Fields was funding the construction of the 33km road between Tarkwa and Damang at an estimated cost of US$21m. This project is set to be completed later in 2018. Ghana is a key region for Gold Fields and the DA cements our status as one of the largest contributors to the country’s fiscus. In 2017, Gold Fields paid US$105m in direct taxes, royalties and dividends to the Government of Ghana (2016: US$86m). The government holds a 10% interest in the legal entities controlling our Tarkwa and Damang mines.

Australia region

During 2017, the Western Australian government twice announced its intention to increase the gold royalty from 2.5% to 3.75%. Gold Fields joined its gold mining peers in the state in supporting the Chamber of Minerals and Energy (CME) with the launch of the ‘Jobs First for WA’ campaign. The key focus of the campaign was to garner support

IAR-103

The Gold Fields Integrated Annual Report 2017	106

STAKEHOLDER RELATIONS continued

Gold Fields’ tax strategy and policy

Our tax strategy is to proactively manage our tax obligations in a transparent, responsible and sustainable manner, acknowledging the differing interests of all our stakeholders.

Gold Fields has invested and allocated appropriate resources in the group tax department to ensure we comply with our global tax obligations. The Group does not engage in aggressive tax planning and seeks to maintain professional real time relationships with the relevant tax authorities. In material or complex matters the Group would generally seek advance tax rulings, or alternatively obtain external counsel opinion.

Gold Fields has appropriate controls and procedures in place to ensure that we comply with relevant tax legislation in all the jurisdictions in which we operate. This includes compliance with Transfer Pricing (TP) legislation and associated TP documentation requirements, which is governed by our Group TP Policy. Our Group TP Policy is fully compliant with OECD guidelines and is regularly updated and benchmarked by independent experts. Uncertain tax positions are properly evaluated, and reported in terms of International Accounting Standard (IAS) 37 – Provisions, Contingent Liabilities and Contingent Assets. All material uncertain tax positions as per IAS 37 are fully disclosed to, and evaluated by our external auditors.

The Group is subject to South African CFC (Controlled Foreign Companies) tax legislation which is aimed at taxing passive income and capital gains realised by its foreign subsidiaries (to the extent that it was not taxed in the foreign jurisdiction). Therefore tax avoidance on passive income or capital gains cannot be achieved by shifting such passive income to low or tax haven jurisdictions.

The Group does not embark on intra-group gold sales and only sells its gold (or gold-equivalent product) directly to independent third parties at arm’s-length prices – generally at the prevailing gold spot price. Active business income is therefore fully declared and taxed in the source country where the relevant mining operation is located, with the revenue accruing to the source country.

The Group is reporting its key financial figures on a country-by-country basis as from 2017 onwards. The country-by-country reports are filed with the South African Revenue Service, which will exchange the information with all the relevant jurisdictions with which it has concluded or negotiated exchange of information agreements.

from the public as well as opposition and cross-bench parties to block the royalty increase in the Upper House, where the WA government does not hold a majority. This campaign was successful and the proposed increase to the royalty tax was not implemented.

To garner ongoing public and political support for the industry, Gold Fields together with West Australian industry peers in the Gold Industry Group, will continue to highlight the positive social and economic contributions the sector makes and how this can be further enhanced through growth in gold mining.

Americas region

Our engagement in Peru is focused at local, regional and national government levels to address operational, social and sustainable matters. A business-friendly national government is in power in Lima and our engagement with the relevant departments is largely carried out via the National Chamber of Mines, Oil and Energy, especially on regulatory matters. Gold Fields Peru’s legal stability agreement, signed with the Peruvian government in 1997 to facilitate the build-up of our Cerro Corona mine, expired during 2017. In terms of the agreement the taxes applicable to Gold Fields’ legal entities were fixed for the 10-year period to allow for profit and distribution to stakeholders. Gold Fields is now subject to the same taxation regime as the rest of the mining sector.

At regional and local levels in the Cajamarca province, which is home to Cerro Corona, some authorities have adopted anti-mining strategies and policies, reflecting wider public sentiment among communities. During 2017, there were 11 socio-economic conflicts related to mining in the Cajamarca province – 20% of all events in Peru. However, thanks to our social and environmental policies as well as extensive engagement with all stakeholders, we have, for the most,

IAR-104

107	The Gold Fields Integrated Annual Report 2017

Licence and reputation

received acceptance and support from the regional and local authorities and community members. Our engagement processes will be intensified now that we have extended Cerro Corona’s life-of-mine to 2030.

South Africa region

From a regulatory perspective, Gold Fields’ operation in South Africa is guided primarily by the Mineral and Petroleum Resources Development Act (MPRDA) of 2002. In 2014, critical amendments to the MPRDA, were tabled by the government in the MPRDA Amendment Bill, but the bill was sent back to Parliament by the country’s presidency for further consideration. Parliament has not yet made decisions regarding this and there is a large degree of uncertainty regarding the changes that will be brought about should the amended MPRDA be made law.

Among other things, the proposed MPRDA grants the Minister of Mineral Resources discretionary powers which we believe go beyond the original intent of the Act and are unconstitutional, such as the ability to unilaterally set the terms of the Mining Charter at his/her discretion. Furthermore, the proposed MPRDA will require the consent of the Minister for the transfer of any interest in a listed or unlisted company which holds mining or prospecting rights as well as prescribing the levels of beneficiation for the industry.

One of the key requirements of the MPRDA, which Gold Fields supports, is to facilitate meaningful and substantial participation of Historically Disadvantaged South Africans (HDSAs) in the mining industry. To provide guidance on this open-ended requirement, the Mining Charter, as revised in 2010, was published by the Department of Mineral Resources (DMR), providing for a range of empowerment actions and a corollary time frame. In terms of the Mining Charter, all mining rights holders are required to submit an annual compliance assessment to the DMR on progress made against meeting the annual targets in the Charter. Gold Fields continues to comply with this process.

The DMR presented an updated draft Mining Charter (Mining Charter 3) in February 2016, but a number of important aspects of the draft Charter and associated regulations were and remain disputed by the mining industry, key of which is the Black Economic Empowerment (BEE) ownership element of mining companies and the evaluation of previous BEE transactions carried out by the industry. These issues have remained largely unresolved and the Chamber of Mines, representing the vast majority of mining companies in South Africa, has had to revert to legal actions to uphold the rights of mining companies.

In 2016 the Chamber applied to the High Court of South Africa for a declaratory order to clarify the binding nature of the Mining Charter and the status of previous BEE deals. This hearing was held in October 2017 with judgment reserved.

Despite the lack of meaningful collaboration by the DMR with the industry, the DMR published the Mining Charter 3 in June 2017. The Chamber successfully approached the High Court for an urgent interdict to prohibit the DMR from implementing the provisions of the 2017 Mining Charter pending a judicial review. This review was scheduled for mid-February 2018, but was postponed indefinitely after a request by government, under the new Presidency of Cyril Ramaphosa, for direct dialogue between government, the Chamber and community organisations. These negotiations are ongoing.

Gold Fields supports achieving a solution that is viable to support economic growth and economic transformation while at the same time fostering a sustainable mining industry in South Africa in which investment is encouraged and rewarded.

Mining Charter Scorecard

All mining rights holders in South Africa (including South Deep as the mining rights holder) are required to submit an annual compliance assessment to the DMR on progress made against meeting the annual targets in the Mining Charter. Gold Fields has updated its Mining Charter performance and compliance in line with an online scorecard created by the DMR in early 2015. The 2017 scorecard is shown on the following page and illustrates Gold Fields achievements against the provisions of an online scorecard created by the DMR in 2015.

As part of its obligations under its mining licence, South Deep also submits a five-year Social and Labour Plan (SLP). The SLP is a key element to achieve the objectives of a company’s mining licence and includes projects benefiting communities that are impacted by mining, both in host communities and labour-sending areas. An SLP requires the mining industry to develop and implement comprehensive local economic development, skills and human resource programmes (including employment equity plans and facilitated home ownership) and mine community development.

With regards to our performance against the most recent (2013 – 2017) SLP, South Deep has submitted its annual return to the DMR as at March 2018. Over the five-year period South Deep committed R703m (US$53m) to human resource development (HRD), which equates to 9.3% of payroll costs.

In addition to the HRD investments, South Deep made a R53m (US$4m) developmental investment in both its host communities (R38m (US$3m)), as well as in the labour sending areas (R15m (US$1m)), via the implementation of eight defined SLP Local Economic Development (LED) projects.

IAR-105

The Gold Fields Integrated Annual Report 2017	108

STAKEHOLDER RELATIONS continued

A draft SLP for the period 2018 – 2022 was submitted to the DMR in December 2017 for approval, outlining future financial commitments of over R280m (US$21m). Although not approved as yet, South Deep is in talks with the DMR to ensure a speedy completion of the approval process for the South Deep 2018 – 2022 SLP. Some of our major commitments under the draft SLP are:

●	A R256m (US$18.8m) human resource development programme, which includes R81m spend on 446 learnerships, 1,224 Adult Basic Education and Foundational Learning Competency programmes (R33m), 1,025 skills development programmes (R35m) and supporting 234 bursars, interns and graduates (R60m)
●	A R17m (US$1.3m) infrastructure development programme in the Rand West City municipality, including R5m for the construction of a TVET College in Westonaria and R2.5m for building and equipping a science laboratory at a secondary school in Simunye
●	A R8m (US$0.6m) infrastructure development programme in our labour sending areas. R6m of this will be spent on building a community clinic in the Eastern Cape
●	Exceedance of employment equity targets at all management and professional levels
●	Ongoing commitment to home ownership through facilitated home ownership schemes, including the sale to employees of homes constructed and purchased by the Company
●	Continued improvements on procurement targets for capital goods, services and consumable goods

2017 Mining Charter Scorecard

ELEMENT	DESCRIPTION

Reporting	Report on the level of compliance with the Revised Charter for the calendar year

Ownership	Minimum target for effective HDSA ownership

Housing and living conditions	Conversion and upgrading hostels to attain the occupancy rate of one person per room Conversion and upgrading hostels into family units

Procurement and enterprise development	Procurement spent on BEE entity Multi-national suppliers’ contribution to the social fund

Employment equity	Diversification of the workplace to reflect the country’s demographics to attain competitiveness

Human resources development

Developing requisite skills, including support for South Africa-based research and development initiatives intended to develop solutions in exploration, mining, processing, technology, mining, beneficiation as well as environmental conservation

Mine community development	Conduct ethnographic community consultative and collaborative processes to delineate community needs analysis

Sustainable development and growth

Improvement of the industry’s environmental management

Improvement of the industry’s mine health and safety performance

Utilisation of South Africa-based research facilities for analysis of samples across the mining value chain

Beneficiation	Contribution towards beneficiation

IAR-106

109	The Gold Fields Integrated Annual Report 2017

Licence and reputation

MEASURE	2017 MINING CHARTER COMPLIANCE TARGET	PROGRESS AGAINST TARGETS AS AT 31 DECEMBER 2017

Documentary proof of receipt from the DMR	Annually	South Deep annual submission

Meaningful economic participation	26%	35%

Percentage reduction of occupancy rate towards 2014 target	Occupancy rate of one person per room	0.91 person per room ratio

Percentage conversion of hostels into family units	Family units established	100%

Capital goods	40%	80%
Services	70%	83%
Consumable goods	50%	88%
Annual spend on procurement from multi-national suppliers	0.5% of procurement value	0.86%

Top management (Board)	40%	33%[3]
Senior management¹	40%	88%

Middle management	40%	58%

Junior management	40%	49%

Core and critical skills²	40%	73%

Human resources development expenditure as a percentage of total annual payroll (excluding mandatory skills development levy) %	5%	10% (R184m)

Implement approved community projects	Up-to-date project implementation	90% project implementation. In total R58m was spent on socio-economic development (SED), including the South Deep trusts 11% of SED spend went to the implementation of LED projects in the SLP

Implementation of approved environmental management programmes (EMPs)	100%	100% An EMP performance assessment was completed and submitted to the DMR in Q4 2016. The 2017 assessment is in progress and submission to the DMR is planned for Q4 2018
Implementation of tripartite action plan on health and safety	100%	86%
Percentage of samples in South African facilities	100%	100%

Added production volume contribution to local value addition beyond the baseline	Section 26 of MPRDA (% of above baseline)

Gold is refined by Rand Refinery to a 9995 fineness rating. As such, there is little value-added potential in gold industry jewellery. Fabrication is small and fragmented and cannot compete effectively with other global markets

[1]	Includes members of the SA Regional Executive Committee and the South Deep mine Executive Committee
[2]	Core skills include A, B and C graded employees in the miner and artisan categories as well as officials with core skills for mining and/or working in a core mining area(s)
[3]	HDSA representation as at 31 December 2017. Post the appointment of a replacement director this has increased to 50% as at 22 March 2018.

IAR-107

The Gold Fields Integrated Annual Report 2017	110

STAKEHOLDER RELATIONS continued

Community value creation

We recognise the importance of solid community relations to our social licence to operate. We are committed to avoiding, where possible, or minimising and managing, the negative impacts of operations on our communities, while also maximising the positive benefits. Through active stakeholder engagement and our Shared Value development approach, our focus goes beyond just spending to the positive social and business impacts that our social investments can deliver.

Gold Fields’ approach to creating positive community relations comprises an informed understanding of our operating contexts, stakeholder priorities and associated risks. We actively manage social risks and impacts and build relationships with our stakeholders through our stakeholder engagements. We focus on meaningful social investment to address the needs of our host communities. We strive to create Shared Value through host community procurement and host community employment.

Host communities, are identified by each of our operations for the purpose of securing our mining licences – both legal and social. These communities are directly affected by and have an expectation regarding our activities. They typically include the communities nearest to our operations and, in South Africa, labour-sending areas.

In 2016, all operations prepared community relations and stakeholder engagement strategies and three-year plans focused on maintaining the social licence to operate in their host communities. The regions are progressing with implementation of their three-year community relations and stakeholder engagement plans. Progress highlights for all of our mines is outlined in the infographics on p114 – 121.

For details of our community relations and stakeholder engagement approach, policies and guidelines go to www. goldfields.com/ sustainability.php

Measuring our impact and relationships

We invest in our host communities through various social investments that are currently measured largely by spend. Given the limitations on investments, Gold Fields is committed to investing in the projects that have the greatest impact on our host communities. To this end, we want to employ a standard methodology, across all our operations, which measures socio-economic metrics, return on social investment and shared value created in order to determine which investments strengthen our social licence to operate, informing our future investment.

To more effectively measure change and value impact Gold Fields has instituted socio-economic impact assessments, which was piloted at South Deep during 2017. Undertaken by a global consultancy it comprised a socio-economic baseline study of host communities impacted by the mine as well as a review of 15 of our 40 social investment projects at South Deep. The review revealed that 10 of the projects have a social return on investment greater than the inputs invested. These findings are integral in developing South Deep’s community investment strategy and project selection for 2018 and beyond. Thereafter we plan to roll out the methodology in Ghana and Peru. A summary of the findings are outlined in the infographic on p122 – 123.

To understand the quality of our relationships with our communities, we conduct independent assessments to gauge the strength of our relationships with our host communities. In South Africa and Ghana, we use the ICMM Understanding Company Community Relations (UCCR) tool, while in Peru we have used the IPSOS research tool to assess our mine-community relationships.

Reflecting a positive upward trend in company community relationship at our operations, the headline findings of these assessments are reflected below:

Grievance mechanism

We are committed to timeously and effectively addressing community issues and concerns. To this end, all our operations have established mechanisms through which stakeholders can share their grievances about Gold Fields, its actions or the behaviour of its employees on social, environmental and human rights issues. Mediation by a third party, usually from the local community, may be involved should our teams not be able to resolve the grievance. During 2017, the regions dealt with 76 economic, social, and environmental grievances lodged by host communities, of which 65 were resolved and 11 are still being dealt with. The regional breakdown is in the infographics on p114 – 121.

SED spending

We focus on socio-economic development (SED) initiatives and Shared Value programmes to create and share value with our host communities. These projects create positive socio-economic impacts for host communities by targeting their priority needs, which we have identified as:

●	Employment
●	Skills and enterprise development
●	Environmental rehabilitation
●	Access to water

Programmes and projects to our host communities are delivered directly or through our trusts and foundations, often in partnership with government, NGOs and, in South Africa, with selective mining peers.

IAR-108

111	The Gold Fields Integrated Annual Report 2017

Licence and reputation

Gold Fields’ spending on SED programmes – US$17m in 2017 (2016: US$16m) – reflects the Group’s direct social investments spend in host communities. The investments – which are detailed for each region on p114 – 121 are made in the following areas:

●	Conservation and environment
●	Infrastructure
●	Education and training
●	Health and wellbeing
●	Economic diversification

Group SED spend

by type 2017

Group SED spend

Shared Value programmes

Shared Value is created when companies take a proactive role in simultaneously addressing business and social needs. Shared Value goes beyond mitigating the potential harm in a company’s value chain – it is about identifying new opportunities for economic success by incorporating social priorities into business strategy and working collaboratively with multiple stakeholders to find solutions to various socio-economic and environmental issues. A key component of this approach is to ensure that the value created is shared by the business and the community.

Gold Fields’ regions currently have six Shared Value projects either already running or at implementation stage – which are profiled in the infographics on p114 – 121. The most critical Shared Value programmes for Gold Fields are host community employment and procurement.

In 2017, our Shared Value approach was further embedded in Ghana, South Africa and Peru through the implementation of our three-year host community procurement and employment plans prepared in 2016. For both procurement and employment, we are increasingly moving the benefits from in-country to host community.

Host community employment

Where feasible, we strive to employ host community members at our operations. This enables alignment between the interests of host communities and our mines, expanding of local value generation and growth of local available skills. As our ability to recruit such workers may be limited due to the available skills in host communities, we are committed to local education and skills development. From 2018 onwards growth in total host community employment has been added as a component to the bonus plans of senior mine management.

The number of host community members – including both employees and contractors – working at each of Gold Fields’ regions is set out on the table below. In 2017, all operation set targets for host community employment and these were exceeded. 40% of our workforce or 7,516 people are employed from our host communities. While this is significantly lower than in 2016, it reflects a change in definition in Australia, where host communities are now defined as those living within an operation’s direct area of influence. Previously, due to the fly-in, fly-out nature of most of our operations we included Perth as part of our host community area.

  Host community workforce1 employed from total workforce

Region	2017	2016	2015	2014

Peru	28%	23%	29%	24%
Ghana	68%	72%	67%	66%
Australia[2]	29%	95%	90%	94%
South Deep	16%	13%	14%	12%
Group	40%	48%	59%	57%
[1]	Workforce comprises total employees and contractors
[2]	Australia’s 2017 performance is based on its new host community definition which is aligned with the Group’s host community definition where communities are those living within an operation’s direct area of influence. Previous years’ numbers have not been restated

Host community procurement

To enhance the national and host supplier base, which is especially important given the remote locations of several of our mines, and to create employment in those communities, we procure goods and services from the countries and host communities in which we operate, where feasible.

During 2016, we developed three-year host community procurement and employment plans for Peru, South Africa and West

Africa to increase the proportion of sustainable host community procurement and employment, thus driving shared value.

Of our total procurement spend of US$1.86bn for 2017, 88% or US$1.62bn was spent on businesses based in countries where Gold Fields has operations (2016: US$1.36bn/83%). US$774m, or 45%, was spent on suppliers and contractors from the mines’ host communities (2016: US$558m/38%). (See table on next page.)

IAR-109

The Gold Fields Integrated Annual Report 2017	112

STAKEHOLDER RELATIONS continued

Local and host community procurement

		Local (in-country) procurement			Host community procurement
Region	2017	2016	2015	2014	2017	2016	2015	2014

Peru	90%	89%	87%	88%	7%	8%	7%	5%
Ghana	85%	79%	64%	72%	13%	7%	9%	6%
Australia[1]	99%	99%	97%	99%	79%	71%	66%	69%
South Deep	100%	100%	100%	100%	18%	14%	10%	9%
Group	94%	92%	85%	91%	45%	38%	35%	39%
[1]	Excludes Yilgarn assets

In the regions

West Africa

Ghana has a proactive national supplier programme for its two mines, which sees these operations procure about 85% of its goods and services from companies registered in Ghana. Their total procurement spend during 2017 was US$560m. Host community procurement spend for 2017 was US$71m, against a target of US$61m or 13% for the year. Tarkwa and Damang will reset targets for procurement spending for the years 2018 to 2020 on completion of an independent goods and services assessment, as well as a community analysis.

Americas

In Peru, host community procurement spend for 2017 was US$11m, 7% of total procurement spend, against a target of US$13m, or 8.5%, for the year. It will be applying the Group host community procurement guidance from 2018. A system is being implemented to track all host community jobs from 2018.

The implementation of the second phase of the host community supplier development programme was undertaken in 2017. With the assistance of Swisscontact, a business-oriented independent foundation for international development cooperation, improvement plans have been developed for 77 host community businesses. Thirty-four of these businesses increased their competitiveness obtaining an average 3.1 rating (on a scale of 1 to 4). Eight local suppliers have obtained contracts from customers other than Gold Fields. Five local companies were awarded bidding processes by the government. Fourteen local companies received certification from the Peruvian Ministry of Production that assures good quality in their processes and procedures, becoming the first local companies to be certified as mining suppliers.

In Chile, an analysis of labour in the Atacama region was initiated as input to the development of a programme to capacitate host community suppliers for the Salares Norte project.

Australia

During 2017, Australia joined the Group host community procurement programme. Australia is implementing a series of strategic goals for procurement processes to enable local and indigenous participation in the value chain. Currently, Perth suppliers are included as host community but from the end of 2017 onwards, Australia will change the definition to exclude Perth and to restrict it to five host Shires, namely Laverton, Menzies, Kalgoorlie, Coolgardie and Leonora (with a total population of 36,723) and indigenous groups affiliated with Gold Fields’ operations. Under the revised definition, the host community procurement spend target for 2020 will drop from 70% to 20%.

At Gruyere, plans are in place to involve indigenous communities in procurement and employment opportunities. Current indigenous employment at Gruyere is approximately 10% of the workforce. Contractors are required to submit a plan, inclusive of employment targets, as part of the tender process. Local employment targets have been set at 25%, 7% and 8% for the camp contract, the bulk earthworks as well as the engineering, procurement and construction respectively. Local participation is a fundamental consideration in the appraisal process for the mining contract.

South Africa

South Deep’s host community procurement project exceeded its target of R430m in 2017. The project’s vision is to have 25% of total procurement spend, or R500m (whichever is greater), redirected to the host community in 2018 and 500 new jobs created by 2020. The number of host community suppliers to South Deep increased to 88 (2016: 83) during 2017. South Deep’s total procurement spend for 2017 was R2.5bn (2016: R2.6bn) and host community procurement spend was R448m (2016: R356m), 18% (2016: 14%) of total spend.

The South Deep Business Development Centre (BDC), which provides local community enterprises with training and support, complements the host community procurement project. During 2017, 130 enterprises received training via the BDC covering financial and business management, marketing, computer skills, entrepreneurship and legal and governance. In addition, 175 enterprises attended workshops run by the BDC, which covered similar topics and provided information on how to become part of the Gold Fields supply chain.

IAR-110

113	The Gold Fields Integrated Annual Report 2017

Licence and reputation

HUMAN RIGHTS

Gold Fields currently applies a formal human rights policy statement, both in dealings with our employees as well as our host communities. The policy statement, embedded in our Code of Conduct, is aligned to the relevant ICMM Principles on Human Rights and the United Nations’ Protect, Respect and Remedy Framework.

The Code of Conduct, which is fully supported by the Gold Fields’ Board of Directors, guides our business ethics and values. The human rights policy statement applies to all directors, employees and third parties (including, among others, suppliers and contractors) and regular training and awareness is offered to all stakeholders.

Under the policy statement, Gold Fields commits to:

●	Not interfering with or curtailing others’ enjoyment of human rights
●	Defending, where possible, employees and third-party individuals and groups (as defined in our community policy) against human rights abuses
●	Taking positive action to facilitate the entrenchment and enjoyment of human rights

The policy statement notes our commitment to uphold the highest standards of human rights within our workforce, including, among others, freedom from child labour, compulsory labour and discrimination, harassment, freedom of association as well as the right to collective bargaining.

Given the nature of Gold Fields’ footprint and activities, our human rights activities are currently managed through the following functions: legal and compliance, sustainable development, human resources, procurement, community relations and security.

We carry out human rights analyses on our own activities. Our business relies on multiple contractors to carry out mining, development, construction and other forms of work on its operations. All contractors are included in our health and safety management systems, to help ensure that they benefit from safe and healthy working conditions. Our contractors also have to commit to the policies and procedures of Gold Fields, which include the Code of Conduct and the human rights policy statement.

In our engagement with communities, we focus on respecting the following key human rights: Indigenous Peoples’ rights, minimisation of involuntary resettlement (subject to fair compensation where unavoidable), artisanal and small-scale mining as well as respectful security enforcement.

All contractors, employees and other stakeholders wishing to report human rights violations can make use of our confidential, third-party whistleblowing hotline or the grievance mechanisms that has been established at all our operations. Where such complaints are made, we will pursue the matter appropriately. In addition, the Group has developed a third-party screening solution to establish risk profiles of external suppliers and contractors. Among other criteria, the tool screens new and existing contractors and suppliers for social- or labour-related violations or transgressions, of which human rights form part.

Gold Fields’ protection services teams work with both private and public security providers - for the effective and responsible protection of workers and assets. All private security contractors receive human rights training during induction. A study was carried out during 2017 to assess the gaps between our current systems and the UN Voluntary Principles on Security and Human Rights. While no substantive gaps were identified, a decision was taken to close the gaps that were found during 2018.

We are consistently looking at ways to improve our business and this includes evolving human rights through the identification of salient human rights issues in the Group that are relevant to our business and the global mining industry. As such, the definition of human rights activities will be widened to include activities where we, as Gold Fields, impact on our stakeholders. Once identified and contextualised, we will roll out a process to ensure we meet not only our own internal specific initiatives but that they meet the UN Guiding Principles as well.

Gold Fields is committed to responsible materials stewardship. In this context, we support global efforts to tackle the use of newly mined gold to finance conflict. We have voluntarily adopted the Conflict-Free Gold Standard of the World Gold Council (WGC). The standard is applied at all relevant locations through assurance audits. Although we withdrew our WGC membership in 2014, we have and will continue to apply both the Standard and its guidelines. Further information is available at www. goldfields.com/sustainability-reporting.php.

IAR-111

The Gold Fields Integrated Annual Report 2017	114

COMMUNITY RELATIONS IN AUSTRALIA

Context

●	Our operations in Australia are situated in sparsely populated areas of Western Australia. Previously our definition of host community included Perth, considering the strong links between the city and regional communities and the fly-in, fly-out nature of most of our mining camps. In 2017, we revised this definition to focus on those communities that are in close proximity to our operations
●	Our host communities are home to an estimated 36,723 people in the Shires of Laverton, Menzies, Kalgoorlie, Coolgardie and Leonora. The majority of the people reside in the city of Kalgoorlie with an estimated population of 30,000
●	In 1993, the Commonwealth Native Title Act was enacted to provide a framework for the recognition and protection of the Native Title rights of Aboriginal people, who have rights and interests under traditional laws and customs over much of Australia, including over many mining tenements. In recent years, a number of Native Title claims have been successful in Western Australia and for mining tenement applications that are the subject of such claims, the consent of the relevant Native Title group must be obtained as a precondition to the grant of tenure
●	Economic opportunities for Aboriginal people in many remote communities are limited. Aboriginal people only represent 3% of the Western Australian population; however, in our host communities this representation varies from 3% to 45%
●	In 2017 we took over management of the Gruyere gold project in Western Australia, from Gold Road Resources. A Native Title agreement over the area was concluded between Gold Road and the Yilka People in 2016, granting the Gruyere mining tenure in exchange for a range of financial and non-financial benefits. This agreement has been assigned to Gold Fields

Build relationships and trust

●	In 2017, Gold Fields Australia undertook a review of its stakeholder relations strategic plan, which covers all stakeholders from Aboriginal people and community groups at a local level, to local shires, and ultimately State and Federal Government. The requirements of the Gruyere Native Title Agreement are now integrated into this plan
●	With regard to Aboriginal people, our engagement approach has been established over many years with a focus on the preservation of cultural rights and heritage. At all sites, Aboriginal people regularly undertake heritage surveys across the operations to identify any potential sites of significance that require protection

Create and share value

Project 1: Host community procurement

Our host community procurement seeks to deliver opportunities for local participation in our value chain. During 2017, we reviewed our procurement practices across the region and developed a strategy to enhance local participation (see p112). To date, we have realised the following opportunities, including:

●	The development of cultural awareness programmes to all employees and contractors to understand the local culture and the importance of the land upon which the mines are situated
●	The completion of heritage surveys across areas of proposed disturbance. These surveys are undertaken by local Aboriginal people, given their intimate knowledge of the area and the culture. No new land is allowed to be disturbed prior to obtaining their authorisation
●	A sub-contract has been awarded to local Aboriginal people to construct fences on the Gruyere construction site, which could be extended to ongoing fence maintenance
●	Some of the key strategies to encourage host community procurement include giving preference to tenderers and primary vendors who maximise host community content (particularly from indigenous-owned businesses) and seek to partner with local and indigenous contractors

Benefits to the community

Host community employment provides direct and indirect economic benefits to host communities through increased earnings and spending power. Through our skills development programmes, it also provides employed community members experience and learning, which in turn opens other job opportunities.

Benefits to Gold Fields
Host community employment provides us with a local pipeline of skills, as well as enhancing diversity at the workplace.

Other material value creation projects

Our SED spending in Australia is largely channelled through the Gold Fields Australia Foundation, which is administered by an independent board of trustees. The Foundation is investing in projects that are primarily aimed at improving access to healthcare in remote communities in Western Australia.

●	One of the main projects allows for diagnosis of rare diseases using three-dimensional facial imagery. Our investment in this technology has been focused on developing the image database for Aboriginal people, which continued into 2017

Costs: A$50,000 (US$33,500) in 2016

IAR-112

115	The Gold Fields Integrated Annual Report 2017

Licence and reputation

Graduates Travis Germain (left) and Brandon Graham (right) of the Australian Aboriginal Tertiary Scholarship programme

●	In partnership with the Harry Perkins and the Lions Eye Institute, we fund the development of a prototype eye scanning unit. This portable unit can be transported to remote communities and used in the diagnosis of eye-related health concerns. The first prototype is currently undergoing testing

Costs: A$50,000 (US$33,500) in 2016

●	We are providing young Aboriginal people with the opportunity to pursue tertiary education. Scholarships are not restricted to mining-related disciplines and to date, 12 people have been through the programme, 10 of whom are in current full-time employment, with two participants completing their studies in 2017. A further three scholarships have been awarded for 2018

Costs: A$30,000 (US$23,000) in 2017 and A$385,000 (US$296,000) to date

For more details on the Gold Fields Australia Foundation go to www.goldfields.com/societal-stakeholders.php

Manage risk and impact

Project 1: Engaging with Native Title holders at the Gruyere project

Risk: The composition of the Native Title rights holders is somewhat unusual at the Gruyere project. Two Native Title claims were progressed through the Federal Court in parallel, but were ultimately determined as a single claim (with the rights held by a single group). This created some challenges for the Gruyere project team to engage on a group basis with the two different groups.

Action:

●	Engaged with Native Title holders collectively to encourage consolidation of the group
●	Appointed a Community Liaison Officer at Gruyere and consider establishing a project office in the nearby Cosmo Newberry village
●	Regular meetings between Gruyere management and Native Title holders
●	Apply learnings at other Gold Fields’ mines with a particular focus on host community employment and procurement

Project 2: Preserving cultural heritage

Risk: Sites of ethnographic and archaeological significance occur all over Western Australia and there is a risk that these sites could be damaged due to exploration and construction activities.

Action:

●  Cultural heritage management plans are developed as appropriate at all sites

●  All areas of disturbance are surveyed using relevant experts and local Aboriginal people

●  Exclusion areas have been established for areas of high significance

●  Site disturbance protocols have been implemented

●  Provision of cultural awareness training by local Aboriginal people to our workforce

Measure actions and impacts

SED spend in Australia 2014 – 2017

Grievances

During 2017, one community grievance was submitted, which pertained to the Native Title at the Gruyere project, where the Yilka people successfully registered a Native Title claim in 2009. This registration meant that Yilka consent was necessary for the grant of mining tenure. This consent was provided in 2016 (prior to Gold Fields acquiring its interest in the project).

As the Yilka claim progressed, a smaller group of Aboriginal people (Sullivan Edwards) lodged a secondary claim. The unregistered status of this group meant that their consent was not required to the grant of the Gruyere mining tenure, and they did not participate in the negotiation process. Despite the lack of registration, the rights of the Sullivan Edwards group were ultimately recognised in the formal determination of Native Title by the Federal Court. Gold Fields has sought to engage with the Sullivan Edwards group, but notwithstanding this engagement, lawyers representing the group submitted a grievance to Gold Fields, alleging a failure to engage. Our engagement approaches are continuing.

IAR-113

The Gold Fields Integrated Annual Report 2017	116

COMMUNITY RELATIONS IN AMERICAS

Context

●	The national government of Pedro Pablo Kuczynski, without a majority in Parliament, has struggled to assert its pro-business economic policies
●	Mining remains the mainstay of Peru’s economy with a current project portfolio of almost US$50bn and another US$10bn in new projects being proposed for 2018
●	While not as numerous as in 2016, community protests against mining occur regularly, including in the Cajamarca province, which is home to our Cerro Corona mine as well as Newmont and Buenaventura’s stalled Yanacocha project. One of the projects expected to start soon in Cajamarca, Southern Copper’s Michiquillay copper mine, has already established a US$130m social fund run with local communities
●	Cerro Corona is located in the district of Hualgayoc, where agriculture and cattle raising are the main economic activities. The mine’s direct area of influence include the city of Hualgayoc and six rural villages. Around 6,000 live in the area of influence (2011)
●	Poverty in the Cajamarca region, including Hualgayoc, is prevalent with 40% of children under the age of three suffering chronic malnutrition. Education levels are also low by national standards: 11% of men and 39% of women are illiterate. While 90% of the district’s population now has access to electricity, only 40% have access to piped drinking water and only 7% live in sewered households
●	Cerro Corona’s latest perception study (2016) indicates that the main needs of our local communities are access to drinking water, employment and support for their economic activities

Build relationships and trust

●	During 2017, our community relations activities were focused on strengthening trust with our key stakeholders. Our community relations strategy was revised to adjust to Cerro Corona’s new LoM (until 2030)
●	We actively support and attend the monthly dialogue and consultation round table in Hualgayoc, which is chaired by the district mayor and includes community representatives. The majority of our community projects are approved at these sessions
●	A number of engagements take place with communities on a regular basis, including guided visits to Cerro Corona (almost 72% of pupils in the district have participated). We also sponsor a number of events, including religious festivals, health campaigns and a radio contest for school students
●	We are relaunching some of our community projects in line with principles set out in government’s Works for Taxes system, which lets us recover some of our investments in social projects against our income taxes

Create and share value

Project 1: Water supply to communities

During 2017, one of our main community goals was to bring permanent, high-quality, drinkable water to our communities, in line with our goal to ensure that all our impacted communities have access to clean water for both domestic and agricultural purposes. During 2017 and 2018 three main projects were completed or are in development:

●	The construction of the Pilancones pumped water system was finalised in 2016 and during 2017 was maintained and operated by the community, ensuring continuous water supply
●	Construction of the water systems for the Kiwillas and Lipiag hamlets’ commenced in 2017 and will be completed in early 2018. The construction involves 19km of distribution piping, 134 house connections, three water reservoirs and three water catchments
●	The Cuadratura water project is set to commence this year. Development will be in three stages and includes structural improvement works on the Cuadratura dam (water source), a new water treatment plant, an 80m3 reservoir, water facilities and pipelines. The project is set for completion in mid-2018

Costs to date: US$870,000

Benefit to the community

Over 200 families in the Pilancones hamlet now have permanent access to drinking water. The Cuadratura dam water system and the Kiwillas-Lipiag projects will provide water to more than 4,500 inhabitants at a low cost.

Benefit to Gold Fields

This project strengthens our social licence and reputation in a region where many mining companies have experienced water-related conflicts with their local communities.

Project 2: Development of local suppliers

A four-year project to improve the competitiveness of our host community suppliers was finalised in 2017. This project was developed in partnership with Swisscontact. The main achievements of this project are:

●	77 local suppliers were analysed and improvement action plans implemented
●	34 of these suppliers increased their competitiveness
●	14 local suppliers obtained a quality certification
●	Eight suppliers won services contracts from companies other than Gold Fields

Workshops were also offered to improve service delivery and improved machine efficiencies.

Costs to date: US$700,000 (since 2014)

Benefit to the community

Individual host community suppliers will derive long-term benefit from targeted plans to help them to improve their competitiveness and to diversify their customers’ portfolio, while their communities will have more employment opportunities.

Benefit to Gold Fields With this project Gold Fields will be able to obtain a better service from its local suppliers, while also helping to increase local employment.

IAR-114

117	The Gold Fields Integrated Annual Report 2017

Licence and reputation

Other material value creation projects

●	Our cattle-breeding programme continues with over 500ha of improved pastures developed during 2017, leading to an average 10% increase in milk production among farmers we support in the district.

 Costs to date: US$1.28m

●	The ‘Adapting Together’ programme in 2017, aimed at supporting appropriate policies to mitigate the impact of climate change in the Hualgayoc district, led to the reactivation of the municipal environmental committee. Gold Fields also funded the irrigation system for 60ha of potential agricultural land.

 Costs to date: US$160,000

Manage risk and impact

Project 1: Houses with high risk of collapse in Hualgayoc

Risk: Possible social protests set off by the collapse of houses with structural damage in Hualgayoc City.

Action:

●	After a first assessment, and with the participation of the municipality and community, nine houses have been rebuilt since the project started in 2014
●	A second assessment took place in 2016-2017 identifying 28 houses with serious structural damage. Net reconstruction of 22 houses to commence in 2018. Six houses to be abandoned and demolished

Spend to date: US$1.04m (since 2014)

Project 2: Restrictions for raising of our TSF above the Las Tomas spring level

Risk: Protests by the Manuel Vasquez Association (MVA), a local community organisation.

Action:

●	Raising of the water spring in line with the legal and regulatory permits in 2016
●	Construction of 12km of the MVA water system pipeline, benefiting 1,500 households within 18 hamlets was completed in 2017. A further expansion of the MVA water system is currently being evaluated
●	Construction of a platform around the Las Tomas water spring – to separate it by 80m from the TSF – to commence in 2018

Spend to date: US$4m (since 2015)

Project 3: Exploration agreements with communities

Risk: Without consent from local communities, no exploration activity can take place. Exploration is important for further life extension of Cerro Corona.

Action:

●	Extensive stakeholder engagement activities in communities (medical campaigns and educational support)
●	A pilot exploration campaign took place in La Tahona Baja hamlet during 2017, with the participation of the community and employing members of the community
●	Further engagement with the Cuadratura hamlet to implement the signed exploration agreement
●	Continued negotiations to finalise an exploration agreement in two communities (Tranca de Pujupe and El Tingo)
●	Identification of key stakeholders in four communities concluded: Chulipampa, Tumbacucho, Vista Alegre Alto and Vista Alegre Bajo.

Measure actions and impacts

SED spend in Peru 2014 – 2017

Peru SED contributions by

type 2017 (%)

Grievances

Twelve grievances were recorded during 2017 with five carried over from 2016. Combined, six related to the alleged impact of blastings from the mine, four were environmental, two related to social development and five were employment-related. Eleven of the grievances were resolved, while six are still being investigated in dialogue with the complainants, including four related to houses in the Pilancones hamlet, allegedly damaged by the mine’s blasting.

IAR-115

The Gold Fields Integrated Annual Report 2017	118

COMMUNITY RELATIONS IN GHANA

Context

●	Potential new taxes introduced by a new government have minimal impact on the Tarkwa and Damang operations owing to the Development Agreement between Gold Fields Ghana and the government in 2016
●	The government campaigned against illegal mining, supported by the media and other civil society organisations. They suspended small-scale mining activities. This exacerbated youth unemployment, especially in mining communities, pressurising the formal mining sector to offer greater employment opportunities
●	Tarkwa and Damang, in the Western region of Ghana are both close to other large-scale gold mines, including AngloGold Ashanti’s Iduapriem and Golden Star’s Wassa
●	The Tarkwa mine located in the Tarkwa/Nsuaem municipality, which has a total population of 90,477 (2010 census). The mine has nine host communities that are impacted by its operations. These communities (and Tarkwa town) have a population of 47,861 (2010 census), representing about 53% of the municipality’s population, and are under the traditional jurisdiction of the Apinto stool of the Wassa Fiase Paramountcy. The municipal working population are mainly engaged in agriculture, the informal sector, industry and services provision
●	Damang, in the Prestea/Huni-Valley district, has a total population of 159,304 (2010 Census). Damang has nine host communities and a few informal settlements. With a total of 36,231 people (2010 census), Damang’s host communities represent about 23% of the district’s population and are under the traditional jurisdiction of the Bosomtwe stool of the Wassa Fiase Paramountcy. Over half of the working population in the district are engaged in crop farming and almost 30% in livestock rearing

Build relationships and trust

●	Stakeholder engagement is a business imperative for Gold Fields Ghana. In 2017, the mines further built relationships with key stakeholders including communities, employees, traditional leaders, local and national government, and civil society groups. Several formal engagement platforms are in place

●	The local employment committee was critical in 2017 when Damang migrated from owner mining to contract mining, following a US$341m reinvestment in operations. Community leaders participate in the committee which is headed by a local chief. The committee helped to dissipate tension and address community hiring needs during the contract mining transition. This committee model has since been adopted by both operations in labour recruitment

●	To deepen stakeholder engagement, an updated three-year community relations strategy and implementation plan was prepared for roll-out in 2018. The strategy focuses on building trust, measuring the mines’ impact, and sharing benefits with communities

Create and share value

Most of our community investment projects are funded by the Gold Fields Ghana Foundation, which receives 1% of our mines’ pre-tax profits and US$1 for every ounce of gold sold by them.

Project 1: Road rehabilitation

The 33km public road rehabilitation between Tarkwa and Damang, host to our two mines, commenced in 2016, funded by Gold Fields Ghana. It was a commitment under the Development Agreement. During 2017, the design of the road was revised to include additional drainage, pavement redesign, sub-base reinforcement, and an asphalt finish. The revised design is expected to increase the road’s lifespan from about seven years to 20+ years and has raised the cost of the road to US$21m from the original US$17m. Construction will take a further six months.

Benefits to the community

Most workers engaged on the road construction are from the host communities. Upon completion, the improved road infrastructure will reduce travel time, increase access to social amenities and markets, reduce the cost of transportation, and increase economic activities along the route. Dust pollution will be eliminated, and safety will improve.

Benefits to Gold Fields

An improved road infrastructure will reduce light vehicle maintenance costs, labour transportation costs, goods and materials haulage, road maintenance costs, and reduce employee travel time and driver fatigue.

Project 2: Youth employment in agriculture

The Youth in Horticulture Production (YouHoP) programme, aimed at generating employment and improving incomes for the host community youth started in 2016. Gold Fields and the German Development Cooperation (GIZ) are investing over €800,000 (US$1m) over a three-year period. The programme targets 1,000 community youth in the mines’ host communities. Phase one of the programme implementation began in 2017 with 120 farmers engaged in vegetable production. Their first harvest, which was impacted by pest infestation, was sold to catering firms operating on the mine and to local markets in Tarkwa and Takoradi.

Spend to date: US$327,000

Benefits to the community

●	Reduce youth unemployment
●	Improve agricultural production in the area
●	Improve youth incomes

Benefits to Gold Fields

●	Reduce tension between the mines and the communities
●	Maintain social licence to operate and improve reputation

IAR-116

119	The Gold Fields Integrated Annual Report 2017

Licence and reputation

Rehabilitation of the road between Tarkwa and Damang

Other material value creation projects:

●	Phase II of the construction of a laboratory for the University of Mines and Technology in Tarkwa was completed and handed over, at a cost of US$140,725. The facility will improve academic education, providing a pipeline of future mine employees.
●	Scholarships and bursaries to cover tuition and residential fees were provided for qualifying pupils and students. 110 new scholarships and bursaries were awarded for tertiary students for the 2017/2018 academic year at both Tarkwa and Damang, at a combined cost of US$290,450.

For more information of the Gold Fields Ghana foundation go to www.goldfields.com/societal-foundations.php

Manage risk and impact

Project 1: Damang – Resettlement and compensation

Risk: 88 farmers livelihoods could be affected by the Amoanda pit expansion and three farmers by the Lima South project. This could potentially impact the mine’s reputation and social licence to operate.

Action: 81 of the farmers, mostly migrants, opted for cash compensation for their farms and structures. The land owners were compensated in cash. Ten farmers have been temporarily accommodated while buildings are completed, in line with an agreed resettlement action plan. Relocation is expected to be completed in mid-2018. Farmers will be monitored and evaluated for the six-month defect liability period and to ensure effective integration of the farmers into the receiving community.

Spend to date: US$347,000

Project 2: Damang and Tarkwa – Host community youth unemployment

Risk: High unemployment in host communities remains a top risk, due to the lack of job opportunities and the government campaign against ASM.

Action: Strategies being implemented include:

●	Skills training and youth skills development for the mining and construction industry
●	Involvement of local leaders in the mines’ employment process
●	Expansion of the Youth in Horticulture Production programme

Spend to date: US$174,000

Project 3: Tarkwa – Impact of blasting

Risk: Persistent complaints of blasting vibration and noise from the mine’s adjoining communities could attract regulatory sanctions, including suspension of mining activities. It could also affect the mines’ social licence to operate.

Action: A blast monitoring team, involving community representatives, was instituted. In addition, new electronic blasting techniques were introduced. A blasting zone of influence was demarcated and noise bunds were erected.

Spend to date: US$279,000

Measure actions and impacts

SED spend in West Africa 2014 – 2017

West Africa SED contributions by type 2017 (%)

Grievances

Our grievance mechanism enables and encourages community members to freely put forward their complaints, while obligating the mines to address the grievances within an agreed period.

54 grievances were received by both mines through their formal mechanisms during 2017 (2016: 64), relating to land issues, compensation, and environmental issues, 46 of these were resolved and eight are being processed. Three of the four unresolved grievances lodged during 2016 were addressed during 2017.

The outstanding grievance from 2016 relates to a group of farmers near the Tarkwa mine’s Kottraverchy waste dump area, who disputed previously-paid compensation, and subsequently petitioned the Environmental Protection Agency (EPA) to mediate. The farmers argued that their crops and structures were not accurately assessed and valued. Based on a recommendation by the EPA, agreed to by both parties (the farmers and the Tarkwa mine), an independent valuation was carried out to re-evaluate the crops and structures in 2017. The revaluation was completed but the farmers again rejected the recommendations and have since petitioned the Member of Parliament (MP) for the Tarkwa-Nsuem constituency for redress.

IAR-117

The Gold Fields Integrated Annual Report 2017	120

COMMUNITY RELATIONS IN SOUTH AFRICA

Context

●	The South Deep mine is located near Westonaria in the West Rand District Municipality of the Gauteng province, approximately 45km from Johannesburg. The West Rand is a historic gold mining district, with South Deep operating alongside mines managed by Sibanye-Stillwater, Harmony Gold and AngloGold Ashanti. Many of these mines have been retrenching thousands of employees in recent years, including an estimated 7,000 employees and contractors at Sibanye-Stillwater’s Cooke mine, adjacent to South Deep
●	South Deep has identified nine host communities, with a combined population of about 109,000 people, which are directly affected by the operation due to sharing of roads, water and the physical environment. Reflecting the fortunes of the mining sector, growth in the municipality has been a negative 0.5% a year between 2011 and 2016. The official unemployment rate is 32%
●	We have identified key labour sending areas, i.e. homes of origin of large numbers of employees, which include the Eastern Cape, Limpopo and North West provinces in South Africa as well as Lesotho and Mozambique
●	During 2017 South Deep commissioned a socio-economic baseline study on Westonaria based on various data sources from between 2011 – 2016. The material findings are summarised on the next two pages (p122 – 123)
●	The 2016/17 independent mine-community relationship assessment indicates that South Deep’s relationships with the majority of its host communities have improved significantly over the last two years (p110w)
●	The top development priorities, based on the local and district municipalities’ plans as well as identified community needs include education, infrastructure, enterprise development and procurement, community safety, youth employment and skills development

Build relationships and trust

●	A three-year stakeholder relations plan was designed in 2016 to build social capital and is currently in implementation

●	Gold Fields contracted an independent relationship assessment of its nine host communities during 2016/17 using the ICMM’s Understanding Company-Community Relations tool. Community support for Gold Fields has increased from 33% in 2014 to 52% in 2017

●	Monthly community meetings and open days were successfully implemented in partnership with a non-governmental organisation, the Federation for a Sustainable Environment, with an attendance of more than 200 people at each event. This partnership has resulted in increased community awareness of environmental rights, the impacts of gold mining on the environment and the mine’s environmental and social management plans and performance

●	Ongoing engagements with all three-tiers of government were conducted during 2017

●	The round table established in 2016, conducted several successful engagements this year, with representatives from the mining companies (Gold Fields and Sibanye-Stillwater), the local and district municipalities and the West Rand community stakeholder forum

Create and share value

●	South Deep works in strategic partnership with its mining neighbour, Sibanye-Stillwater, and the South Deep trusts (the South Deep Education Trust, the South Deep Community Trust and the Westonaria Community Trust) in an approach that creates scaled impact in its host community. Key development areas, such as education, health and income generation are addressed through this collaborative approach
●	South Deep undertook a rigorous assessment and valuation of impact of its 2011 to 2016 community investment projects. An independent consultancy conducted a Social Return on Investment (SROI) analysis of selected projects. The findings have informed the mine’s new social and labour plan (SLP 2018 – 2022) and other community investments
●	Like other mines in the Gold Fields Group, host community employment and host community procurements have been prioritised at South Deep, as they have the most direct and beneficial economic impact on our communities. A dedicated host community procurement project has been developed over the past few years with a target of allocating 25%, or R500m, of the mine’s procurement spend to enterprises in Westonaria by 2020. This programme is exceeding its targets. For more details see p112

Project 1: Health infrastructure

Health has been a key investment area for South Deep and its partners due to the challenging local conditions and risks to employees. The SROI study indicates the investment in the Thusanang Clinic, adjacent to our mine, and the Pilani Clinic in the Eastern Cape were impactful. South Deep co-funded the construction of the clinics in partnership with the Department of Health.

Spend to date: R1.5m (US$110,000) for Thusanang Clinic and R11.2m (US$830,000) for Pilani Clinic.

Benefit to the community

The Pilani project has supported improved access to primary healthcare services for local communities and reduced travelling time and cost to access these services. This support improved health outcomes for patients, with 400 additional patients being able to access services at this clinic. The Thusanang Clinic had similar positive outcomes for residents and employees, who previously had to travel to other areas some distance away to access services. The Thusanang Clinic handled 9,000 cases between August 2016 and August 2017. The project resulted in 20 temporary labour jobs during construction and three permanent administrative jobs.

Benefit to Gold Fields

Investment in healthcare creates benefit for the mine since it provides access to health services for our employees and their families.

IAR-118

121	The Gold Fields Integrated Annual Report 2017

Licence and reputation

Project 2: Education

Gold Fields and the South Deep trusts continue to invest in education as a key driver to improve the long-term economic conditions in host communities and to improve the mine’s local employment pipeline. The mine’s focus is on skills development in the areas of mathematics and science, adult basic education and training (ABET), skills development and educational infrastructure. Together with the trusts, the mine also provided bursaries and learnerships.

Spend to date: R3.4m (US$250,000) for the Healdtown College.

Benefit to the community

●	The investment in the Healdtown College in the Eastern Cape improved the lives of 186 students directly, while improving the infrastructure for future students. 20 temporary jobs were created during construction work and the project improved relations with the Department of Education in the Eastern Cape
●	South Deep’s ABET programmes, part of South Deep’s SLP commitment, had a direct benefit for 731 participating learners
●	A partnership investment between Gold Fields and the Trusts had the greatest SROI impact, with 1,061 learners benefiting from local Technical and Vocational Education and Training (TVET) facilities. Courses offered at these institutions are vocational or occupational by nature and increases the employability of the learners

Benefit to Gold Fields

Investment in education across the lifespan improves the long-term potential for local employment and provides the mine with a pipeline of skills.

Manage risk and impact

Project 1: Thusanang informal settlement

Risk: Close proximity of an informal settlement with disgruntled residents and employees increases the risk of opposition to the mine, as well as affect the lives of the residents. Gold Fields works in partnership with the municipality and Thusanang land-owners, to monitor the growth of the informal settlement, since unmanaged influx negatively impacts on the living conditions of all residents. The settlement has grown from 121 dwellings in 1998, to 1087 dwellings in 2017.

Action:

●	Frequent and ongoing community engagements
●	Establishment of a multi-stakeholder forum chaired by the Mayor of the municipality and successful meetings throughout 2017
●	Construction of the Thusanang Clinic, support to the library, grading of roads and ongoing support

Measure actions and impacts

SED spend in South Africa 2014 – 2017

South Africa SED contributions by type 2017 (%)

Grievances

Our complaints and grievance mechanism is functional, and visibility and transparency has been increased through widespread communication about the instrument. We logged and resolved nine complaints of an environmental and social nature in 2017.

Partnerships with South Deep trusts

South Deep Community Trust	South Deep Education Trust	Westonaria Community Trust
Spend 2017: R3.1m	Spend 2017: R15m	Spend 2017: R1.5m
Spend to date (2010 – 2017):	Spend to date (2010 – 2017):	Spend to date (2010 – 2017):
R13.7m	R71.1m	R15.8m

Key projects during 2017:	Key projects during 2017:	Key projects during 2016 – 2017:
● Enterprise development	● 71 scholarships for high school	● Westonaria TVET College
● Agricultural project in Limpopo	students	● Salaries of two social workers in
● SMME development	● 37 bursaries for tertiary education	the Rand West municipality
students
	● Upgrading of sports facilities in	For more details on the
	Westonaria	South Deep Trusts see
	● Introduction of social	www.goldfields.com/
	entrepreneurship training	societal-stakeholders.php

IAR-119

The Gold Fields Integrated Annual Report 2017	122

SOUTH DEEP’S SOCIO-ECONOMIC IMPACT

IAR-120

123	The Gold Fields Integrated Annual Report 2017

Licence and reputation

IAR-121

The Gold Fields Integrated Annual Report 2017	124

SUMMARISED CORPORATE GOVERNANCE

Corporate governance overview

To be a global leader in sustainable gold mining, we entrench the highest standards of corporate governance in our operations.

Our approach to governance supports the proactive and effective management of those strategic dynamics that will ultimately determine our long-term sustainability, whether operational, economic, social, environmental or otherwise.

This approach is essential given the long-term, capital-intensive nature of our mining projects, as well as the, at times, challenging social and political contexts in which we operate. It requires us not only to ensure our business remains profitable but also to deliver clear economic, social and environmental benefits to our stakeholders, while operating ethically at all times.

At a minimum, we comply with all laws and regulations as well as the highest levels of corporate governance, and often our governance practices exceed the legal minimum.

The Board of Directors is the highest governing authority of the Group and the Board’s Charter articulates its objectives and responsibilities. Likewise, each of the Board sub-committees operates in accordance with its written terms of reference, which are reviewed on an annual basis by the various Board committees.

The Board takes ultimate responsibility for the Company’s adherence to sound corporate governance standards and sees to it that all business decisions and judgements are made with reasonable care, skill and diligence. The Board is responsible for ensuring an ethical culture is entrenched in the organisation and reflected in its relationships with stakeholders.

In November 2016 the King IV Code on Corporate Governance (King IV) was launched and subsequently adopted by the Johannesburg Stock Exchange and integrated into its listings requirements. The Board decided in February 2017 to apply the principles of King IV at Gold Fields. The Board concurred that principles that are capable of being implemented immediately should be implemented and the remainder to be implemented as work in progress. The outcome of the gap analysis, which revealed that the Company was materially compliant, was considered and discussed by the Board in November 2017. Our King IV Compliance Register can be found in the full Governance Report on p17 – 18 of the Annual Financial Report.

The role of non-executive directors, who are independent of management, is to protect shareholders’ interests, including those of minority shareholders. Furthermore, they ensure that individual directors or groups of directors are subject to appropriate scrutiny in their decision-making.

The roles of the Chairperson of the Board and the CEO are kept separate. Non-executive director Cheryl Carolus was the Chairperson of the Board and Nick Holland the CEO of Gold Fields for the entire period under review.

Chairperson	● Responsible for leading the Board and for ensuring the integrity and effectiveness of the Board and its committees
● Ensures high standards of corporate governance and ethical behaviour
Chief Executive Officer	● Responsible for the effective management and running of the Company’s business in terms of the strategies and objectives approved by the Board
● Chairs the Company’s Executive Committee, leads and motivates the management team and ensures that the Board receives accurate, timely and clear information about the Company’s performance
Non-Executive Directors	● Non-executive directors, who are independent of management, offer an independent view and protect shareholders’ interests, including those of minority shareholders
● Furthermore, they ensure that individual directors or groups of directors are subject to appropriate scrutiny in their decision making

IAR-122

125	The Gold Fields Integrated Annual Report 2017

Licence and reputation

Number of Board meetings, Board Committee meetings and Directors’ attendance during the year

			Ad hoc committees
Directors	Board meetings	Special Board Meetings	Other	Investment	Audit Committee	Safety, Health and Sustainable Development Committee (SHSD)	Capital Projects, Control and Review Committee	Remune- ration Committee	Social, Ethics and Transformation Committee (SET)	Nominating and Governance Committee	Risk Committee

No of meetings per year	4	3	1	1	6	4	4	4	4	4	2
CA Carolus[1]	4	3	1	–	–	4	4	4	3	4	–
A Andani[1]	4	3	–	1	6	3	2	3	3	–	1
PJ Bacchus[1]	4	3	–	1	6	–	4	4	1	–	2
TP Goodlace[1]	4	3	1	–	–	4	4	–	3	–	2
C Letton1, [2]	3	3	–	–	3	3	3	–	3	–	1
NJ Holland	4	2	–	1	6	4	4	4	4	4	2
RP Menell[3]	4	1	1	–	5	3	4	4	3	4	–
DMJ Ncube[1]	4	2	1	–	6	4	–	4	4	4	–
SP Reid[1]	4	3	–	–	1	4	4	4	2	4	1
PA Schmidt	4	3	–	–	6	–	2	–	–	–	2
YGH Suleman1,[4]	4	2	–	1	6	3	4	–	4	–	2
GM Wilson[5]	2	–	–	–	4	–	2	2	2	–	1

[1]	The Board revised and approved the following sub-committee compositions with effect from the August 2017 Board meeting.
●	SP Reid stepped down from the Risk and SET committees. He attended the subsequent Risk Committee and Audit Committee meetings by invitation
●	A Andani stepped down from the SHSD and Risk Committees
●	TP Goodlace stepped down from the SET Committee
●	C Letton was appointed to the SHSD, Risk, as well as Capital Projects, Control and Review Committees. She attended the Audit Committee by invitation
●	PJ Bacchus attended the SET Committee meetings by invitation
●	YGH Suleman became a member of the Capital Projects, Control and Review Committee
●	DMJ Ncube attended the SHSD by invitation
●	CA Carolus attended the Capital Projects, Control and Review Committee by invitation
[2]	C Letton was appointed to the Board with effect from 1 May 2017
[3]	RP Menell has a conflict of interest with regards to the Cooke 4 Closure matter and recused himself from the 14/06/2017 special Board meeting dealing with the issue. He attended the Remuneration Committee by invitation
[4]	YGH Suleman recused himself from the Board meeting held on 18 September 2017 and the ad hoc Board meeting on 18 October 2018. These meetings considered the role and suitability of our external auditors KPMG
[5]	GM Wilson retired from the Board with effect from the AGM in May 2017

The full Directors’ Report is contained in the Annual Financial Report (p21 – 27)

Key deliberations and decisions taken by the Board

Recomposition of a number of Board committees
Gap analysis and implementation of the King IV principles
Review of Gold Fields’ operational plans and strategies
Approval of a A$500m revolving credit facility to fund Gold Fields’ commitment to the Gruyere gold project
Roll-out of the information and technology strategy, which was approved by the Board in November 2016
Approval of the capital allocation and project ranking strategy
Approval of a Diversity Policy as well as updated Stakeholder Engagement, Sustainable Development and Climate
Change policy statements
Approval of the sale of the Arctic Platinum project
Approval of contractor mining at Tarkwa

IAR-123

The Gold Fields Integrated Annual Report 2017	126

SUMMARISED CORPORATE GOVERNANCE continued

IAR-124

127	The Gold Fields Integrated Annual Report 2017

Licence and reputation

Independent

non-executive

directors

1. Cheryl Carolus (59)

Chairperson

BA Law; Bachelor of Education, University of the Western Cape; Honorary Doctorate in Law, University of Cape Town

Appointed to the Board: Director 2009, Chairperson 2013

Experience and expertise:

Governance and compliance, social development, training and development, people management

9. Richard Menell (62)

Deputy Chairperson

BA (Hons), MA (Natural Sciences Geology), Cambridge; MSc (Mineral Exploration and Management), Stanford University, California

Appointed to the Board: 2008, Deputy Chairperson 2015, Lead Independent Director 2017

Experience and expertise:

Executive management, geology, mining

11. Terence Goodlace (58)

Non-executive Director

MBA (Business Administration), University of Wales; BCom, University of South Africa; NHDip (Metalliferous Mining), Witwatersrand Technikon; MDP, University of Cape Town

Appointed to the Board: 2016

Experience and expertise:

Mining, capital projects, commercial and operational management, risk management, energy management, strategy, mineral resource management

8. Donald Ncube (70)

Non-executive Director

BA (Economics and Political Science), Fort Hare University; Postgraduate Diploma in Labour Relations Strathclyde University, Graduate MSc (Manpower Studies), University of Manchester Diploma in Financial Management; Honorary Doctorate in Commerce, University of the Transkei

Appointed to the Board: 2006

Experience and expertise:

Finance, governance, social development, labour relations, people management

6. Alhassan Andani (56)

Non-executive Director

BSc (Agriculture), University of Ghana; MA (Banking and Finance), Finafrica Institute in Italy

Appointed to the Board: 2016

Experience and expertise:

Finance, auditing, business development, risk management

7. Steven Reid (62)

Non-executive Director

BSc (Mineral Engineering), South Australian Institute of Technology; MBA, Trium Global Executive, ICD.P, Institute of Corporate Directors

Appointed to the Board: 2016

Experience and expertise:

Mining engineering, risk management, compensation management

5. Peter Bacchus (48)

Non-executive Director

MA (Economics), Cambridge University

Appointed to the Board: 2016

Experience and expertise:

Investment banking, finance, mergers and acquisitions

10. Carmen Letton (52)

Non-executive Director

PhD (Mineral Economics, University of Queensland; Bachelor Mining Engineering, WASM.

Appointed to the Board: 2017

Experience and expertise:

Mining engineering, corporate governance, risk management, corporate strategy

4. Yunus Suleman (60)

Non-executive Director

BCom, University of KwaZulu-Natal (formerly Durban-Westville); BCompt (Hons), University of South Africa; CA(SA)

Appointed to the Board: 2016

Experience and expertise:

Auditing, financial accountancy and governance

Executive

directors

2. Nick Holland (59)

Chief Executive Officer (CEO)

BCom; BAcc, University of the Witwatersrand;

CA(SA)

Appointed to the Board: Executive director, 1998; CEO, 2008

Experience and expertise:

Finance, mining, management, corporate development, strategy

3. Paul Schmidt (50)

Chief Financial Officer (CFO)

BCom, University of the Witwatersrand; BCompt (Hons), University of South Africa; CA(SA)

Appointed to the Board: 2009

Experience and expertise:

Finance, mining, management

IAR-125

The Gold Fields Integrated Annual Report 2017	128

SUMMARISED CORPORATE GOVERNANCE continued

IAR-126

129	The Gold Fields Integrated Annual Report 2017

Licence and reputation

GOVERNANCE AND COMPLIANCE STRUCTURES

IAR-127

The Gold Fields Integrated Annual Report 2017	130

SUMMARISED REMUNERATION REPORT

This is a summarised version of the Remuneration Committee’s Remuneration Report, the full version of which can be found in the Annual Financial Report on p101 – 134.

The Gold Fields remuneration policy is closely aligned to the deliverables as set out in our Group strategy so that the remuneration and rewards offered to employees drive the delivery of our strategic objectives, and thus the interests of shareholders.

The committee has been mandated by the Gold Fields Board to oversee all aspects of remuneration in a fair, transparent and responsible way, and to ensure feedback to the Board on all decisions taken by the committee. During 2017, the committee complied with all relevant regulatory and legal requirements as they relate to remuneration of employees in all our jurisdictions.

Furthermore during 2017 the King IV Report on Corporate Governance (King IV) was released in South Africa and specific focus has been placed on Principle 14 that relates to remuneration. In particular, it emphasises that remuneration practices should be equitable, responsible and transparent, linked to the company strategy and the result should be continued stakeholder value creation. We strive to ensure that our remuneration policy and practices meet the provisions of King IV.

As discussed in our full Remuneration Report, our general pay structure comprises a combination of cash, benefits and short- and long-term incentives designed to ensure the delivery of our strategy. We review the terms of reference of the committee to ensure it aligns with regulatory requirements and best practice.

The committee has worked closely with management and our external advisors to improve on relevant best practice. We believe the work done during the year in this regard has been positive, helping us to meet our objectives and, importantly, align our interests with those of our stakeholders.

Gold Fields’ remuneration practices

We do:

✓	Provide pay for performance:

●	75% of CEO’s total remuneration is pay-at-risk

●	A significant percentage of the CEO’s short-term incentive is based on corporate performance

●	The CEO’s long-term incentive is entirely performance-based through performance shares

●	Performance share awards are earned based on absolute and relative total shareholder return (TSR) and free cash-flow margin (FCFM)

●	Threshold (partial) performance share payouts require relative TSR performance at least at the median when compared to the performance comparator group and absolute TSR to exceed the cost of equity

✓	Have a clawback policy

✓	Have executive director share ownership guidelines through the executive minimum shareholding plan

✓	Require a double-trigger for executive severance upon a change of control

✓	Promote retention with equity awards that vest over three years

✓	Have an independent Remuneration Committee, with all members being independent directors

✓	Retain an independent remuneration consultant whose primary purpose is to advise the Remuneration Committee

✓	Conduct annual advisory votes on our remuneration policy and implementation report, as they appear in the Remuneration Report

We do not:

Reprice ‘underwater’ share options

Pay dividends on unearned performance shares

Provide guaranteed bonuses

Grant share awards to non-executive directors

IAR-128

131	The Gold Fields Integrated Annual Report 2017

Licence and reputation

Over the last few years the committee, together with management, have engaged with our large institutional investors on numerous occasions to discuss the remuneration policy, with particular focus on transparent disclosure that highlights fair and responsible remuneration practices.

What we have focused on over the year:

●	Annual long-term incentive revision for implementation during 2018
●	Peer survey for executive remuneration
●	Finalised executive remuneration for 2017
●	Set bonus targets for 2017
●	PwC appointed independent advisor to the committee
●	Final approval for the minimum shareholding requirement policy
●	Approved the implementation of a clawback policy
●	Awarded long-term incentives to eligible management-level employees
●	Approval of executive appointments
●	Adoption of King IV remuneration principles
●	Approved the Remuneration Committee charter

The fundamental principles of our remuneration policy remain unchanged, namely that the policy should:

●	Provide competitive rewards to encourage ownership in the business by employees, as well as setting stretched performance targets for the delivery of reward-based, variable, short-term and long-term incentive plans
●	Provide focused alignment to the corporate strategy through cascading scorecards to different levels of the organisation. The graphic on p134 illustrates the link between strategy, deliverables and pay-for-performance approach
●	Motivate and reinforce individual, team and business performance in the short, medium and long term
●	Promote an environment that embeds an ethical culture centred on the Company values
●	Encourage remuneration incentives that attract and retain motivated, high-calibre executives and senior managers
●	Ensure that the Company’s executive remuneration policy encourages, reinforces and rewards the delivery of sustainable shareholder value

Aligned with these fundamentals the Committee, together with the Executive Committee, continuously considers ways to improve alignment between remuneration and our Group strategy and the interest of our stakeholders. This year we introduced a clawback policy, reviewed and aligned the minimum shareholding policy and evolved the long-term incentive plan to incentivise improved performance at regional level among senior management. In doing so, we reassessed the objectives and measures that drive group, regional and individual performance and in particular focused on four key strategic areas in order to maximise total shareholder returns sustainably. These four strategic focus areas are:

i)	protect our licence and enhance reputation;
ii)	capital discipline through managing our balance sheet and maximising capital returns;
iii)	safe operational delivery ensuring sustainable cash flows; and
iv)	improve the quality of our portfolio. We believe that we have achieved this through the introduction of the new cash-settled, long-term incentive plan, through which eligible senior management level employees will receive awards going forward.

Performance

We conduct annual benchmarking to compare levels of pay at the market median in industry-related companies of comparable size and complexity, while taking into account affordability, performance and economic conditions.

The committee also conducted a comprehensive independent review and analysis of the Group Executive Committee’s remuneration packages, which confirmed that executive compensation was aligned to our Group strategy and that our executives’ remuneration is realistically positioned against executives in comparative peer companies.

The committee believes that the remuneration policy was enforced in a way that remunerated employees of Gold Fields fairly, transparently and reasonably for the achievement of the Group strategic objectives set for the 2017 financial year and promoted positive outcomes in the short, medium and long term. We will continue to ensure that fair, equitable and responsible remuneration processes are implemented to drive the achievement of Group strategic objectives and ultimately promote maximum stakeholder value creation.

IAR-129

The Gold Fields Integrated Annual Report 2017	132

SUMMARISED REMUNERATION REPORT continued

Executive directors’ and prescribed officers’ remuneration

The table of remuneration for the executive directors and prescribed officers on the basis of the total single figure of remuneration (2016 figures have been revised and represented due to adoption of King IV) as prescribed by King IV is disclosed below.

As a result of the adoption of the remuneration reporting requirements under King IV the terminology used in the table below has been assigned the following meanings:

Reflected – King IV requires the disclosure of a total single figure of remuneration, received and receivable for the reporting period which ties remuneration to the individuals performance for the period. In respect of the cash LTI plan and matching shares the remuneration is reflected given that the company performance conditions have been met during the reporting period. The continued service and/ or continued employment requirements of the cash LTI plan and matching

All figures stated in US$‘000		Salary US$	[1]	Pension fund contri- bution US$	Cash incentive US$	[2]	Cash LTI plan reflected US$	[3]
EXECUTIVE DIRECTORS
Current
NJ Holland	2017	1,186.9		26.3	1,002.2		463.5
NJ Holland[8]	2016	1,030.0		40.9	1,355.2		500.5
PA Schmidt	2017	588.6		48.2	542.7		459.0
PA Schmidt	2016	496.7		54.4	648.6		242.6
PRESCRIBED OFFICERS
Current
L Rivera[9]	2017	626.3		–	270.4		–
L Rivera[9]	2016	154.5		–	111.0		–
A Baku[10]	2017	784.7		180.5	719.8		463.5
A Baku[10]	2016	746.1		156.4	620.2		304.2
R Butcher	2017	353.0		37.9	278.5		–
R Butcher[11]	2016	275.1		27.5	323.2		–
NA Chohan[12]	2017	342.8		26.3	288.3		126.0
NA Chohan	2016	284.0		27.7	328.6		88.6
B Mattison	2017	426.7		26.3	369.9		297.0
B Mattison	2016	362.4		25.5	429.7		192.5
T Harmse	2017	344.7		26.3	290.1		252.0
T Harmse	2016	282.3		29.5	345.7		138.6
A Nagaser[14]	2017	228.1		25.3	192.0		90.0
A Nagaser	2016	193.9		21.5	221.1		–
S Mathews[15]	2017	397.5		21.2	326.1		–
M Preece[16]	2017	338.2		16.6	–		–
Separated
L Samuel[17]	2017	384.3		17.5	–		–
L Samuel	2016	288.4		24.8	339.9		181.0
R Weston[18]	2017	102.0		4.5	–		216.0
R Weston	2016	576.4		64.2	570.7		350.4
E Balarezo[19]	2016	332.5		–	–		–
M Diaz[20]	2016	136.1		–	1.2		–
N Muller[13]	2017	129.4		6.6	–		–
N Muller	2016	450.4		26.4	477.0		23.1

Average exchange rates were US$1=R13.33 for the FY2017 and US$1 = R14.70 for the FY2016.

[1]	The total US$ amounts paid for 2017, and included in salary, were as follows: NJ Holland US$396,500, P Schmidt US$121,000, B Mattison US$86,000. The total US$ amounts paid for 2016, and included in salary, were as follows: N Holland US$384,333, P Schmidt US$115,833, B Mattison US$70,417.
[2]	The annual bonus accruals for the year ended 31 December 2016 and 31 December 2017, paid in February 2017 and February 2018 respectively.
[3]	The value of the 2014 cash LTI plan with a performance period ending on 31 December 2016 is reflected in the 2016 total single figure of remuneration. The value of the 2015 cash LTI plan with a performance period ending on 31 December 2017 is reflected in the 2017 total single figure of remuneration.
[4]	The 2017 total single figure of remuneration includes the cash equivalent value of matching shares awarded in terms of the MSR policy during 2017.
[5]	Other includes special bonuses, incidental and severance payments unless otherwise stated.
[6]	Includes cash Incentive, cash LTI plan and matching shares reflected for the year.
[7]	The 2017 figure includes the bonus related to the 2016 financial year, paid in February 2017 and the 2014 cash LTI plan vested and settled in March 2017. The 2016 figure includes the bonus related to the 2015 financial year, paid in February 2016 and the 2013 performance shares vested and settled in March 2016. For NJ Holland, the 2017 figure does not include the 2014 cash LTI plan as well as 50% of the 2016 bonus, because he elected to receive restricted shares in lieu of these amounts, and the 2016 figure does not include the 2013 performance shares and 50% of the 2015 bonus because he elected to receive restricted shares in lieu of these amounts.
[8]	NJ Holland elected prior to the determination of his annual performance bonus for 2016 to receive 50% of his annual performance bonus (US$677,600 = 50%) in restricted shares. He also elected prior to the vesting of the 2014 cash-settled LTI plan award to receive 100% of this amount (US$500,500 = 100%) in restricted shares. The full bonus and cash LTI plan calculated for NJ Holland is reflected in the total single figure of remuneration and thus the receipt of restricted shares has been disregarded in calculating the total single figure of remuneration in line with King IV.

IAR-130

133	The Gold Fields Integrated Annual Report 2017

Licence and reputation

shares are not considered a factor for including the remuneration in the total single figure of remuneration. Remuneration included may not have legally transferred to the individual and the individual may not yet have the unconditional right to enjoy the benefits therefrom.

Settlement - This refers to remuneration that has been included in the total single figure of remuneration in respect of any prior period, but has only been unconditionally transferred to the individual concerned in the current period.

Not yet settled - This refers to remuneration that has been included in the total single figure of remuneration in the current period, but has not been unconditionally transferred to the individual concerned in the current period, or where an election has been made by the individual to defer the settlement thereof in fulfilment of their minimum shareholding requirement.

Unconditional transfer - Means (excluding any applicable malus or claw back) that the individual now enjoys full right to the remuneration, and it is no longer subject to any further service, employment or other conditions.

Matching shares reflected US$	[4]	Other US$	[5]	Total single figure of remune- ration US$	Less: Amounts not yet settled US$ [6]	Add: Cash value on settlement US$	[7]	Total cash remune- ration US$

942.8		–		3,621.7	(2,408.5)	677.6		1,890.8
–		–		2,926.6	(1,855.7)	618.9		1,689.8
157.5		4.0		1,800.0	(1,159.2)	891.2		1,532.0
–		4.0		1,446.3	(891.2)	1,162.3		1,717.4

–		253.3		1,150.0	(486.7)	111.0		774.3
–		246.4		511.9	(111.0)	–		400.9
51.9		150.2		2,350.6	(1,235.2)	924.4		2,039.8
–		314.5		2,141.4	(924.4)	726.9		1,943.9
–		–		669.4	(278.5)	323.2		714.1
–		110.7		736.5	(323.2)	–		413.3
54.0		3.3		840.7	(468.3)	417.2		789.6
–		2.9		731.8	(417.2)	540.3		854.9
55.4		1.0		1,176.3	(722.3)	622.2		1,076.2
–		0.6		1,010.7	(622.2)	620.2		1,008.7
10.0		6.8		929.9	(552.1)	484.3		862.1
–		4.3		800.4	(484.3)	422.1		738.2
–		0.7		536.1	(282.0)	221.1		475.2
–		0.3		436.8	(221.1)	208.5		424.2
–		10.0		754.8	(326.1)	–		428.7
–		–		354.8	–	–		354.8

–		198.9		600.7	–	520.9		1,121.6
–		3.7		837.8	(520.9)	667.2		984.1
44.8		7.6		374.9	(260.8)	921.1		1,035.2
–		7.4		1,569.1	(921.1)	1,044.2		1,692.2
–		1,644.4		1,976.9	–	425.7		2,402.6
–		–		137.3	(1.2)	–		136.1
–		34.0		170.0	–	500.1		670.1
–		2.4		979.3	(500.1)	423.5		902.7

[9]	L Rivera - Appointed on 1 October 2016, other payments for 2016 relates to sign-on and legislated bonuses and 2017 to legislated bonuses.
[10]	A Baku - Other payments for 2016 relates to leave allowance and final payment of a retention bonus. 2017 relates to leave allowance.
[11]	R Butcher - Appointed on 8 February 2016 - other payments for 2016 relates to sign-on bonus.
[12]	NA Chohan elected prior to the determination of his annual performance bonus for 2017 to receive 5% of his annual performance bonus (US$15,004 = 5%) in restricted shares. The full bonus calculated for NA Chohan is reflected in the total single figure of remuneration and thus the receipt of restricted shares has been disregarded in calculating the total single figure of remuneration in line with King IV.
[13]	N Muller - Resigned 31 March 2017.
[14]	A Nagaser elected prior to the determination of his annual performance bonus for 2017 to receive 20% of his annual performance bonus (US$38,401 = 20%) in restricted shares. The full bonus calculated for A Nagaser is reflected in the total single figure of remuneration and thus the receipt of restricted shares has been disregarded in calculating the total single figure of remuneration in line with King IV.
[15]	S Mathews - Appointed on 1 February 2017.
[16]	M Preece - Appointed on 15 May 2017.
[17]	L Samuel - Resigned 31 July 2017. Other payments for 2017 include a payment in lieu of notice.
[18]	R Weston - Retired 28 February 2017. His pro-rated performance shares will be settled on the final vesting date at the end of the three-year performance period.
[19]	E Balarezo - Terminated employment by mutual agreement during 2016. Other payments for 2016 includes a payment in lieu of notice.
[20]	M Diaz - Terminated employment by mutual agreement during 2016.

IAR-131

The Gold Fields Integrated Annual Report 2017	134

SUMMARISED REMUNERATION REPORT continued

PAY-FOR-PERFORMANCE MODEL

OUR REWARDS

We are rewarded for the achievement of BSC objectives and the Group strategy. The elements informing each reward are outlined below. See the full Remuneration Report for comprehensive detail.

SALARY INCREASE	SHORT-TERM INCENTIVE (ANNUAL BONUS)	LONG-TERM INCENTIVE (LTIP)

Informed by:	● Individual BSC performance	Executive level:
● Individual BSC performance	● Company’s performance conditions:	● Absolute total shareholder return
● Affordability	- Safety	● Relative total shareholder return
● Economic conditions	- Total gold production	● Sustainable free cash-flow margin
- AIC per ounce
	- Development or waste mined	Regional level:
● All-in cost reduction
● Reserve/Rebase plan at South Deep
● Safety engagements and host community job creation

IAR-132

First Party: Internal audit statement	p136
Independent assurance statement to the Board of Directors and stakeholders of Gold Fields Limited	p137
Key sustainability performance data	p139
Administration and corporate information	IBC

Assurance

Internal and external assurance is provided over selected sustainability data contained in the Integrated Annual Report.

IAR-133

The Gold Fields Integrated Annual Report 2017	136

FIRST PARTY: INTERNAL AUDIT STATEMENT

Gold Fields Internal Audit (GFIA) is an independent assurance provider to the Gold Fields Audit Committee on the effectiveness of the governance, risk management and control processes within Gold Fields.

The internal audit activities performed during the year were identified through a combination of the Gold Fields risk management and combined assurance framework, as well as the risk-based methodology adopted by the Gold Fields Internal Audit function. Internal audit complies with the Institute of Internal Auditors’ International Standards for the Professional Practice of Internal Auditing, in the execution of its assurance function. Furthermore, GFIA operates a quality assurance programme that involves performing detailed quality review assessments.

Annually, the risk-based annual audit plan is approved by the Audit Committee. The internal audit activities are executed by a team of appropriately qualified and experienced internal auditors, or through the engagement of external practitioners on specified and agreed terms. The internal audit team is based in South Africa and services all the Gold Fields operations globally. The Vice-President and Group Head of Internal Audit has a functional reporting line to the Audit Committee and provides quarterly feedback to the Audit Committee.

Based on the work performed by GFIA during the year, the Vice-President and Group Head of Internal Audit has presented the Audit Committee with an assessment on the effectiveness of the Company’s governance, risk management and system of internal control. It is GFIA’s opinion that the governance, risk management and internal control environment are effective within Gold Fields’ business and provide reasonable assurance that the objectives of Gold Fields will be achieved. This GFIA assessment forms one of the basis for the Audit Committee’s recommendation in this regard to the Board.

Shyam Jagwanth

Vice-President and Group Head of Internal Audit

Johannesburg, South Africa

27 March 2018

IAR-134

137	The Gold Fields Integrated Annual Report 2017

Assurance

INDEPENDENT ASSURANCE STATEMENT TO THE BOARD OF DIRECTORS AND STAKEHOLDERS OF GOLD FIELDS LIMITED

ERM Southern Africa (Pty) Ltd (ERM) was engaged by Gold Fields to provide assurance in relation to selected sustainability information set out below and presented in Gold Fields’ 2017 Integrated Annual Report for the year ended 31 December 2017 (‘the Report’).

Engagement summary

Engagement scope (subject matters):	1.	Whether the 2017 data, for the period 1 January 2017 to 31 December 2017, for the selected performance indicators listed in Tables 1 and 2 overleaf, are fairly presented, in all material respects.
	2.	Whether the Directors’ statement in the “About this Report” section of the Report that Gold Fields has complied with the ICMM Sustainable Development Framework, Principles, Position Statements and reporting requirements is, in all material respects, fairly stated.

Reporting criteria:	For environmental, health and safety and social KPIs:
	●	GRI Standards (‘Core’ in-accordance option) and the GRI’s Mining and Metals Sector Disclosure (2013)
	●	Gold Fields GRI Standards Sustainability Reporting Guideline, V5 10/10/2017

For Mining Charter related KPIs:
	●	Broad-Based Socio-Economic Empowerment Charter for the South African Mining and Minerals
Industry (BBSEEC) (2002) and related Scorecard (2004)
	●	Amendment to the BBSEEC (2010) and related scorecard (2010) for the South African Mining and Minerals Industry

Assurance standard	ERM CVS’ assurance methodology, based on the International Standard on Assurance
used:	Engagements ISAE 3000 (Revised) and ISAE 3410 (for GHG Statements)

Assurance level:	Reasonable assurance for all Subject Matters

Respective responsibilities:	Gold Fields is responsible for preparing the Report, including the collection and presentation of the selected sustainability information within it, the design, implementation and maintenance of related internal controls, and for the integrity of its website.

ERM’s responsibility is to provide an opinion on the selected information based on the evidence we have obtained and exercising our professional judgement.

Our assurance activities

We planned and performed our work to obtain all the information and explanations that we believe were necessary to reduce the risk of material misstatement to low and therefore provide a basis for our assurance opinion. A multi-disciplinary team of sustainability and assurance specialists performed the assurance activities, including:

●	A review of external media reporting relating to Gold Fields, peer company annual reports and industry standards to identify relevant sustainability issues in the reporting period.
●	Interviews with relevant corporate level staff to understand Gold Fields’ sustainability strategy, policies and management systems, including stakeholder engagement and materiality assessment.
●	Interviews with a selection of staff and management, including senior executives, to gain an understanding of:
–	The status of implementation of the ICMM sustainable development Principles in Gold Fields’ strategy and policies;
–	Gold Fields’ identification and management of sustainable development risks and opportunities as determined through its review of the business and the views and expectations of its stakeholders.
–	Observation of an external stakeholder engagement meeting on material issues facing the business.
●	Reviewing policies and procedures and assessing alignment with ICMM’s 10 Sustainable Development Principles and other mandatory requirements set out in the ICMM’s Position Statements in effect as at 31 December 2017.
●	Testing the processes and systems, including internal controls, used to generate, consolidate and report the selected sustainability information.
●	A review of the suitability of the internal reporting guidelines, including conversion factors used.
●	Physical visits to verify source data and other evidence at the following sites:
–	South Deep, South Africa
–	Tarkwa, Ghana
–	Damang, Ghana
–	Cerro Corona, Peru
–	Agnew, Australia (verification visit)
●	Virtual reviews to verify source data for the following sites:
–	Agnew, Australia
–	Granny Smith, Australia
–	St Ives, Australia

IAR-135

The Gold Fields Integrated Annual Report 2017	138

INDEPENDENT ASSURANCE STATEMENT TO THE BOARD OF DIRECTORS AND STAKEHOLDERS OF GOLD FIELDS LIMITED

continued

●	An analytical review of the year-end data submitted by the sites listed above, and testing of the accuracy and completeness of the consolidated 2017 Group data for the selected KPIs.
●	A review of the presentation of information relevant to the scope of our work in the Report to ensure consistency with our findings.

Our assurance opinion

In our opinion:

●	The selected sustainability performance information set out in Tables 1 and 2 for the year ended 31 December 2017 is prepared, in all material respects, in accordance with the Gold Fields reporting criteria; and
●	The Directors’ statement in the “About this Report” section of the Report that Gold Fields has complied with the ICMM Sustainable Development Framework, Principles, Position Statements and reporting requirements is, in all material respects, fairly stated.

Our observations

We have provided Gold Fields with a separate detailed management report. Without affecting the opinions presented above, we have the following key observation:

●	Due to weaknesses in documentation and in the control environment relating to safety performance data at the South Deep and Tarkwa operations, we undertook additional procedures to verify the categorisation of safety incidents at these sites. We recommend giving urgent attention to addressing these deficiencies in order to reduce the risk of material misstatement in this subject matter as well as audit effort.

The limitations of our engagement

The reliability of the assured data is subject to inherent uncertainties given the methods for determining, calculating or estimating the underlying information. It is important to understand our assurance opinions in this context. Our independent assurance statement provides no assurance on the maintenance and integrity of the Gold Fields’ website, including controls used to achieve this, and in particular, whether any changes may have occurred to the information since it was first published.

Donald Gibson	Jennifer Iansen-Rogers
Partner	Review Partner, ERM CVS, London

27 March 2018

ERM Southern Africa (Pty) Ltd, Johannesburg, South Africa

www.erm.com

Email: donald.gibson@erm.com

ERM Southern Africa (Pty) Ltd and ERM Certification and Verification Services are members of the ERM Group. Our processes are designed and implemented to ensure that the work we undertake with clients is free from bias and conflict of interest. The ERM and ERM CVS staff that have undertaken work on this assurance engagement provide no consultancy related services to Gold Fields in any respect related to the subject matter assured.

IAR-136

139	The Gold Fields Integrated Annual Report 2017

Assurance

KEY SUSTAINABILITY PERFORMANCE DATA

Table 1. Data for selected sustainability performance indicators for the 2017 reporting year presented for reasonable assurance in accordance with Subject Matter 4 of the International Council on Mining and Metals’ (ICMM) Sustainable Development Framework: Assurance Procedure, and prepared in accordance with the internal Gold Fields’ GRI Standards Sustainability Reporting Guideline V5 10/10/2017 (available on Gold Fields’ website), and the GRI Sustainability Reporting Standards.

Parameter	Unit	Reported 2017 data

Environment
Total CO2 equivalent emissions, Scope 1-3	Tonnes	1,959,035
Electricity purchased	MWh	1,366,086
Diesel	KL	188,140
Total energy consumed/total tonnes mined	GJ/total tonnes mined	0.058 (12,178,119.73 GJ/
		208,520,018.06 tonnes)
Total energy consumed/ounces of gold produced	GJ/ounces of gold	5.46 (12,178,119.73 GJ/
	produced	2,232,443.05 ounces)
Total water withdrawal	ML	32,985
Total water recycled/re-used per annum	ML	43,289
Water intensity	KL withdrawn/ounces of	14.78 (32,985,196.00 KL/
	gold produced	2,232,443.05 ounces)
Number of environmental incidents - Level 3 and above	Number of incidents	2 incidents

Health
Number of cases of Silicosis reported	Number of cases	11 cases
Number of cases of Noise Induced Hearing Loss reported	Number of cases	5 cases
Cardio Respiratory (Tuberculosis)	Number new cases	21 cases
	reported
Number of cases of Malaria tested positive per annum	Number of positive cases	409 positive cases
Number of South African and West African employees in	Number of employees	370 employees
the HAART programme (cumulative)
Percentage of South African and West African workforce	Percentage of workforce	40.01%
on the voluntary counselling and testing (VCT) programme

Safety
Total Recordable Injury Frequency Rate (TRIFR)	Number of TRIs/manhours	2.42 (138 TRIs/57,099,862
		manhours)
Number of fatalities	Number	3

Social
Total socio-economic development (SED) spend	US$	$17,486 797.51
Percentage of host community employment	%	40.42%
Percentage of host community procurement spend	%	44.62%
Total value created and distributed	US$	$2,850,000,000.00

IAR-137

The Gold Fields Integrated Annual Report 2017	140

KEY SUSTAINABILITY PERFORMANCE DATA continued

Table 2. Selected sustainability performance indicators for the 2017 reporting year presented for reasonable assurance in accordance with Subject Matter 4 of the ICMM’s Sustainable Development Framework: Assurance Procedure, and prepared in accordance with the Broad-Based Socio-Economic Empowerment Charter for the South African Mining and Minerals Industry (BBSEEC) (2002) and related Scorecard (2004); the Amendment to the BBSEEC (2010) and related scorecard (2010) for the South African Mining and Minerals Industry.

Parameter	Unit	Reported 2017 data

Mining Charter
Housing and living conditions
Occupancy rate of one person per room	Ratio (employee:hostel room)	0.91 employees to hostel room ratio
Percentage conversion of hostels into family units	Percentage (%)	100%

Procurement and enterprise development
Procurement spend from BEE[1] entity	Capital goods (%)	80%
	Services (%)	83%
	Consumable goods (%)	88%
Total procurement spend on BEE[1] entities	Total BEE procurement	R2,105,058,754.24
	spend (R)
	Total procurement spend (R)	R2,501,786,063.86
	Number of BEE entities with	416 entities
	valid BEE credentials (n)
Annual spend on procurement from multi-national suppliers:	Percentage (%)	0.86%
Contribution set aside/allocated by the mining right holders

Employment equity
HDSAs[2] in management	Top (Board) (%)	33%
	Senior (Exco) (%)	88%
	Middle (%)	58%
	Junior (%)	49%
	Core skills (%)	73%

Human resource development (HRD)
HRD expenditure as a percentage of total annual payroll	Percentage (%)	10%
(excluding mandatory skills development levy)

Mine community development
Total LED[3] spend for the year and LED spend per SLP[4] project in	Total LED spend (R)	R6 296 197.27
the current year
Up to date implementation of approved community projects	Percentage (%)	90%
	implementation of (each)
	project

Sustainable development and growth
Approved EMP[5] implementation	Percentage (%)	100%
Tripartite action plan on health and safety implementation	Percentage (%)	86%
Percentage of samples in South African facilities	Percentage (%)	100%

[1]	Black Economic Empowerment
[2]	Historically Disadvantaged South African
[3]	Local Economic Development
[4]	Social and Labour Plan
[5]	Environmental Management Programme

IAR-138

ADMINISTRATION AND CORPORATE INFORMATION

Corporate Secretary

Lucy Mokoka

Tel: +27 11 562 9719

Fax: +27 11 562 9829

e-mail: lucy.mokoka@goldfields.com

Registered office

Johannesburg

Gold Fields Limited

150 Helen Road

Sandown

Sandton

2196

Postnet Suite 252

Private Bag X30500

Houghton

2041

Tel: +27 11 562 9700

Fax: +27 11 562 9829

Office of the United Kingdom secretaries

London

St James’s Corporate Services Limited

Suite 31, Second Floor

107 Cheapside

London

EC2V 6DN

United Kingdom

Tel: +44 20 7796 8644

Fax: +44 20 7796 8645

e-mail: general@corpserv.co.uk

American depository receipts transfer agent

Shareholder correspondence should be mailed to:

BNY Mellon Shareowner Services

PO Box 30170

College Station, TX 77842-3170

Overnight correspondence should be sent to:

BNY Mellon Shareowner Services

211 Quality Circle, Suite 210

College Station, TX 77845

e-mail: shrrelations@cpushareownerservices.com

Phone numbers

Tel: 888 269 2377 Domestic

Tel: 201 680 6825 Foreign

Sponsor

J.P. Morgan Equities South Africa (Pty) Ltd

Gold Fields Limited

Incorporated in the Republic of South Africa

Registration number 1968/004880/06

Share code: GFI

Issuer code: GOGOF

ISIN – ZAE 000018123

Investor enquiries

Avishkar Nagaser

Tel: +27 11 562 9775

Mobile: +27 82 312 8692

e-mail: avishkar.nagaser@goldfields.com

Thomas Mengel

Tel: +27 11 562 9849

Mobile: +27 72 493 5170

e-mail: thomas.mengel@goldfields.com

Media enquiries

Sven Lunsche

Tel: +27 11 562 9763

Mobile: +27 83 260 9279

e-mail: sven.lunsche@goldfields.com

Transfer secretaries

South Africa

Computershare Investor Services (Proprietary) Limited

Rosebank Towers

15 Biermann Avenue

Rosebank

Johannesburg

2196

PO Box 61051

Marshalltown

2107

Tel: +27 11 370 5000

Fax: +27 11 688 5248

United Kingdom

Link Asset Services

The Registry

34 Beckenham Road

Beckenham

Kent BR3 4TU

England

Tel: 0871 664 0300

Calls cost 12p per minute plus your phone company’s

access charge.

If you are outside the United Kingdom,

please call +44 371 664 0300.

Calls outside the United Kingdom will be charged at the

applicable international rate.

The helpline is open between 9:00 – 17:30. Monday to

Friday excluding public holidays in England and Wales.

e-mail: ssd@capita.co.uk

Website

www.goldfields.com

Listings

JSE / NYSE / GFI

SIX: GOLI

CA Carolus° (Chairperson) RP Menell° (Deputy Chairperson) NJ Holland*● (Chief Executive Officer) PA Schmidt● (Chief Financial Officer)

A Andani#° PJ Bacchus° TP Goodlace° C Letton^° DMJ Ncube° SP Reid^° YGH Suleman°

^ Australian * British # Ghanaian

° Independent Director • Non-independent Director

IAR-139

IAR-140

ANNUAL FINANCIAL REPORT

AFR-1

The audited financial statements for the year ended 31 December 2017 have been prepared by the corporate accounting staff of Gold Fields Limited headed by Tzvet Ilarionova, the Group Financial Controller. This process was supervised by Paul Schmidt, the Group’s Chief Financial Officer.

AFR-2

1	The Gold Fields Annual Financial Report including Governance Report 2017

STATEMENT OF RESPONSIBILITY BY THE BOARD OF DIRECTORS

The directors are responsible for the preparation, integrity and fair presentation of the financial statements of Gold Fields Limited and its subsidiaries (together referred to as the Group), comprising the separate and consolidated statements of financial position at 31 December 2017, and the separate and consolidated income statements and separate and consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, and the accounting policies and the notes to the separate and consolidated financial statements, as well as the Directors’ Report. These financial statements presented on p135 – 224 have been prepared in accordance with International Financial Reporting Standards (IFRS) and the requirements of the Companies Act of South Africa, and include amounts based on judgements and estimates made by management.

The directors consider that, in preparing the financial statements, they have used the most appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all IFRS standards that they consider to be applicable have been followed. The directors are satisfied that the information contained in the financial statements fairly presents the results of operations and cash flows for the year and the financial position of the Company and the Group at year-end. The directors also prepared the other information included in the Annual Financial Report and are responsible for both its accuracy and its consistency with the financial statements.

The directors have responsibility for ensuring that accounting records are kept. The accounting records should disclose with reasonable accuracy the financial position of the Company and the Group to enable the directors to ensure that the financial statements comply with the relevant legislation.

The directors are also responsible for such internal controls as the directors determine are necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error, and for maintaining adequate accounting records and an effective system of risk management.

The auditors are responsible for reporting on whether the consolidated and separate financial statements are fairly presented in accordance with the applicable financial reporting framework.

The going concern basis has been adopted in preparing the financial statements. The directors have no reason to believe that the Company, Group, or any company within the Group will not be a going concern in the foreseeable future, based on forecasts and available cash resources. These financial statements support the viability of the Company and the Group.

Gold Fields has adopted a Code of Ethics which is available on the Gold Fields website and which is adhered to by the Group.

The Group’s external auditors, KPMG Inc. audited the financial statements, and their report is presented on p92 – 97.

Approval of consolidated and separate annual financial statements

The consolidated and separate annual financial statements of Gold Fields Limited, as identified in the first paragraph, were approved by the Board of Directors on 27 March 2018 and are signed on its behalf by:

NJ Holland	PA Schmidt
Chief Executive Officer	Financial Director
Authorised director	Authorised director

COMPANY SECRETARY’S CERTIFICATE

In terms of section 88(2)(e) of the Companies Act No 71 of 2008, as amended, I certify that the Company has lodged with the Companies and Intellectual Property Commission all such returns as are required to be lodged by a public company in terms of the Companies Act, and that all such returns are true, correct and up to date.

MML Mokoka

Company Secretary

27 March 2018

AFR-3

The Gold Fields Annual Financial Report including Governance Report 2017	2

CORPORATE GOVERNANCE REPORT

Overview

Our vision of global leadership in sustainable gold mining, and our ability to fulfil our stakeholder promises requires the highest levels of corporate governance. This means maintaining a governance framework that supports the proactive and effective management of those strategic dynamics that will ultimately determine our long-term sustainability, whether operational, economic, social, environmental or otherwise.

This approach is essential given the long-term, capital-intensive nature of our mining projects, as well as the, at times, challenging social and political contexts in which we operate. It requires us not only to ensure that our business remains profitable but also to deliver clear economic, social and environmental benefits to our stakeholders.

Our management approach is underpinned by our commitment to sound and robust corporate governance standards, which is essential to our ultimate operational and strategic success. A key element of the approach is to ensure that the Company complies with all laws and regulations as well as the highest levels of corporate governance. As such corporate governance systems and frameworks at Gold Fields are reviewed constantly to align with the ever-changing and increasingly stringent standards that are being rolled out by regulators across the globe.

During the year under review, the Board approved a diversity policy for the Company as required by the JSE Listings Requirements.

In November 2016 the King IV Report on Governance Principles for South Africa (King IV or the Code) was launched, updating the guidelines set by the King III Code. During 2017, the Board received training on King IV to ensure full compliance, while the Board and subcommittee charters were aligned to King IV.

Details of our compliance with King IV can be found on p17 – 18.

AFR-4

3	The Gold Fields Annual Financial Report including Governance Report 2017

Standards, principles and systems

Material internal and external standards and principles

Internal standards and principles	Listings requirements	Sustainability standards	Business ethics standards

Gold Fields has developed a comprehensive set of internal standards and principles that underpin how we do business.

These include:

Our vision and values:

Everything that we do to achieve our vision of becoming the global leader in sustainable gold mining is informed by our values. These are applied by our directors, as well as employees at every level of the Group.

Board of Directors’ Charter:

The charter articulates the objectives and responsibilities of the Board. Likewise, each of the Board committees operates in accordance with written terms of reference that are regularly reviewed to align with the provisions of relevant statutory and regulatory requirements.

Sustainable development framework:

Gold Fields’ sustainable development framework is based on good practice, as well as our operational requirements. The framework is governed by an overall sustainable development policy Statement.

The Group has developed a range of policy statements that direct business conduct, these are available online at www.goldfields.com/policies.php

Code of Conduct:

Gold Fields’ Code of Conduct commits and binds every employee, officer and director within Gold Fields to conducting business in an ethical and fair manner. The Board’s Audit and Social Ethics and Transformation committees are tasked with ensuring the consistent application of, and adherence to, the code. The code is on our website at https://www.goldfields.com/ code-of-conduct

Our primary listing is on the JSE Limited (JSE), and we are subject to the JSE Listings Requirements

Gold Fields has a secondary listing on the New York Stock Exchange (NYSE) and therefore, as a foreign private issuer, is subject to the NYSE Listings Requirements, certain provisions of the US Securities and Exchange Commission, as well as the terms of the Sarbanes-Oxley Act (2002)

Gold Fields is also listed on the SIX Swiss Exchange (SIX)

The Board is committed to upholding the principles and recommended practices of the King IV Code and has ensured compliance with the code during 2017

Our sustainable development framework is guided by the International Council on Mining and Metals’ (ICMM) 10 principles on sustainable development, their supporting position statements and external assurance thereof

We are not a direct participant in the United Nations Global Compact, but we are guided by its 10 principles and have incorporated the compact’s management model into our business activities

All of our eligible operations conform to the World Gold Council Conflict-Free Gold Standard. A copy of our Conflict-Free Gold Report, our Statement of Conformance, together with the limited assurance opinion can be viewed online at www.goldfields.com/ sustainability-reporting.php

Our reporting is guided by the internationally recognised Integrated Reporting Framework of the International Integrated Reporting Council and the Global Reporting Initiative (GRI) Standards. Our 2017 GRI submission can be viewed online at www.goldfields.com/ sustainability-reporting.php

All our eligible operations are certified by the International Cyanide Management Code, the ISO 14001 (2015) environmental management system and the OHSAS 18001 occupational health and safety management system

As per the King IV Code, 48 non-binding rules, codes and standards have been adopted by the Audit Committee. During 2018 these non-binding rules, codes and standards will be aligned to identified statutes

Our Code of Conduct is aligned with national and international business ethics and anti- corruption standards, including the UN Convention against Corruption (2003) and the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions (1997)

We support the principles and processes of the Extractive Industry Transparency Initiative (EITI), through our membership of the ICMM. Ghana and Peru are the EITI-compliant countries in which we operate

We comply with the following legislation and code: South Africa’s King IV Code and Prevention and Combating of Corrupt Activities Act (2004)

The United States’ Sarbanes- Oxley Act (2002), Dodd-Frank Act (2010) and the Foreign Corrupt Practices Act (1977)

All relevant regulations and legislations in jurisdictions in which Gold Fields operates

AFR-5

The Gold Fields Annual Financial Report including Governance Report 2017	4

CORPORATE GOVERNANCE REPORT continued

Board of Directors

Board overview

The Board of Directors is the highest governing authority of the Group, and the Board Charter articulates its objectives and responsibilities. Likewise, each of the Board subcommittees operates in accordance with its written terms of reference, which are reviewed on an annual basis.

The Board takes ultimate responsibility for the Company’s adherence to sound corporate governance standards and sees to it that all business decisions and judgements are made with reasonable care, skill and diligence.

In terms of Gold Fields’ memorandum of incorporation (MoI), available online at www.goldfields.com/standards-and-principles.php, the number of directors on the Board shall not be less than four and not more than 15. The Board currently comprises 11 directors, two of whom are executive directors and nine are independent non-executive directors. Advised by the Nominating and Governance Committee, the Board ensures that the election of independent directors falls on reputable persons of well-known competence and experience, who are willing to devote a sufficient part of their time to the Company. Each Board member offers a range of relevant knowledge, expertise and technical experience and business acumen, which enables them to exercise independent judgement in Board deliberations and decision-making.

Furthermore, the Nominating and Governance Committee also ensures that the Board has adequate diversity in respect of race, gender, business, geographic and academic backgrounds. The composition of the committees was reviewed and approved at the August 2017 Board meeting.

The role of non-executive directors, who are independent of management, is to protect shareholders’ interests, including those of minority shareholders. Furthermore, they ensure that individual directors or groups of directors are subject to appropriate scrutiny in their decision-making.

The roles of the Chairperson of the Board and the Chief Executive Officer (CEO) are kept separate. Non-executive directors Cheryl Carolus was the Chairperson of the Board and Rick Menell was the Deputy Chair. During 2017, Mr Menell was also appointed lead independent director. Nick Holland was the CEO of Gold Fields for the entire period under review.

The Board is kept informed of all developments relating to the Group, primarily through the executive directors, executive management and the Company Secretary. Furthermore, the Board stays up-to-date through a number of other mechanisms, including employee climate surveys, newsletters and internal staff communication, among others.

The non-executive directors are entitled to seek independent professional advice, at the Group’s expense, on any matters pertaining to Gold Fields. They also have unrestricted access to the Group’s management and access to the external auditors, when necessary. A brief curriculum vitae for each Board member is set out on p13 – 15 of this report.

Chief Financial Officer

Paul Schmidt was appointed Chief Financial Officer (CFO) from 1 January 2009. In accordance with the JSE Limited Listings Requirements, the Audit Committee considered and agreed unanimously that the level of expertise and experience of Paul Schmidt was satisfactory during 2017.

The Audit Committee was of the opinion that Mr Schmidt, together with other members of his financial management team, had managed the Group’s financial affairs effectively during the 2017 financial year.

Board appointments and rotation

Directors are appointed through a formal process, and the Nominating and Governance Committee assists in identifying suitable candidates and evaluating candidates from time to time. The Chair is appointed on an annual basis by the Board after a review of the Chair’s performance and independence. In line with recommendations by the King IV Code, the Board carries out a thorough evaluation of the independence of directors annually and specifically where Board members have served on the Board for nine years or more.

The Nominating and Governance Committee develops and facilitates an induction programme with management for new members of the Board to ensure their understanding of Gold Fields and the business environment in which it operates. The Nominating and Governance Committee also assesses the commitments of non-executive candidates to ensure availability to fulfil their responsibilities.

AFR-6

5	The Gold Fields Annual Financial Report including Governance Report 2017

In accordance with Gold Fields’ MoI, one-third of all directors (including executive directors) shall retire from office at each Annual General Meeting (AGM). The first to retire are those directors appointed as additional members of the Board during the year, followed by the longest serving members. Retiring directors can be re-elected immediately by the shareholders at the Annual General Meeting.

An additional Board member, Carmen Letton was appointed to the Board on 1 May 2017. Gayle Wilson retired at the Annual General Meeting held in May 2017. Yunus Suleman, who was appointed to the Board on 1 September 2016, became the Chair of the Audit Committee with effect from the AGM in May 2017.

The Board, assisted by the Nominating and Governance Committee, recommends the eligibility of retiring directors (subject to availability and their contribution to the business) for reappointment.

Directors’ dealings in shares of Gold Fields

Gold Fields’ Board members and employees are informed of closed and prohibited periods for share dealings by the Company Secretary. Closed and prohibited periods remain in force until final annual, and now bi-annual results are published. This was done on a quarterly basis during 2017. Similar closed periods will be in place should the Company trade under a cautionary announcement. Any directors’ dealings (including executive directors) require the pre-approval of the Chairperson, and the Company Secretary keeps a register of such dealings.

Board remuneration

Non-executive Board members are remunerated for their services as non-executive Board members, the separate committees they sit on annually, ad hoc committees officially approved by the Board, and, where applicable, travel expenses to attend Board meetings. Shareholders approve these fees on an annual basis at the Company’s Annual General Meeting. Further details of non-executive directors’ and executive directors’ remuneration can be found on p126 – 134.

Board of Directors’ Charter

During the year, the Board reviewed the Board of Directors’ Charter and committees’ terms of reference to align with the recommendations of the King IV Code. A summary of the application of the King IV principles at Gold Fields can be found on p17 – 18.

Company Secretary

The Company Secretary provides company secretarial services, oversees Board governance processes in relation to the Board (in accordance with JSE Listings Requirements) and attends all Board and Board committee meetings. The Board has access to the Company Secretary, who guides the directors on their duties and responsibilities. During the year under review, the Company Secretary oversaw the ongoing training of directors and assisted the Board and its committees with annual plans, agendas, minutes and terms of reference.

The Company Secretary for the year under review was Lucy Mokoka, and the Board is satisfied that Ms Mokoka is competent, qualified and has the necessary expertise and experience to fulfil the role. The Company Secretary is not a director of the Group and has an arm’s-length relationship with the Board.

Application of King IV within Gold Fields

The introduction of the King IV report allowed the Board to assess the effectiveness of its current processes, practices and structures which it uses to direct and manage the operations of the Company. In February 2017, the Board initiated a gap analysis process headed by the Chair of the Audit Committee, Yunus Suleman, to determine the Company’s readiness in implementing the recommended practices contained in King IV.

Areas of improvement were identified, particularly relating to the new disclosure requirements that have been introduced by the King IV Code. The Board concurred that principles that are capable of being implemented immediately should be implemented and the remainder to be implemented as work in progress. The outcome of the gap analysis, which revealed that the Company was materially compliant, was considered and discussed by the Board in November 2017.

As such, a full register of the King IV principles, and the extent of the Company’s compliance therewith, is available on p17 – 18 and will also be placed on the website at www.goldfields.com/standards-and-principles.php.

AFR-7

The Gold Fields Annual Financial Report including Governance Report 2017	6

CORPORATE GOVERNANCE REPORT continued

Board attendance

The Board is required to meet at least four times a year. It convened seven times during 2017 as five special/ad hoc Board meetings were held to deliberate on urgent substantive matters. A meeting of the Board may be conducted by electronic communication in terms of the Board Charter.

All directors are provided with the necessary information through comprehensive Board packs prepared by management in advance of each Board or committee meeting to enable them to discharge their responsibilities effectively. The Board agenda and meeting structure focus on strategy, sustainable development, finance, performance monitoring, governance and other related matters. During the period under review, the Board meetings and some committee meetings were preceded by closed session meetings of non-executive directors. Furthermore, directors are asked to recuse themselves from meetings on any matters in which they may be conflicted.

Number of Board meetings, Board Committee meetings and Directors’ attendance during the year

			Ad hoc committees
						Safety,			Social,
						Health and	Capital		Ethics and
						Sustainable	Projects,		Trans-	Nominating
		Special				Development	Control and	Remune-	formation	and
	Board	Board			Audit	Committee	Review	ration	Committee	Governance	Risk
Directors	meetings	meetings	Other	Investment	Committee	(SHSD)	Committee	Committee	(SET)	Committee	Committee
No of meetings per year	4	3	1	1	6	4	4	4	4	4	2
CA Carolus[1]	4	3	1	—	—	4	4	4	3	4	—
A Andani[1]	4	3	—	1	6	3	2	3	3	—	1
PJ Bacchus[1]	4	3	—	1	6	—	4	4	1	—	2
TP Goodlace[1]	4	3	1	—	—	4	4	—	3	—	2
C Letton1, [2]	3	3	—	—	3	3	3	—	3	—	1
NJ Holland	4	2	—	1	6	4	4	4	4	4	2
RP Menell[3]	4	1	1	—	5	3	4	4	3	4	—
DMJ Ncube[1]	4	2	1	—	6	4	—	4	4	4	—
SP Reid[1]	4	3	—	—	1	4	4	4	2	4	1
PA Schmidt	4	3	—	—	6	—	2	—	—	—	2
YGH Suleman1, [4]	4	2	—	1	6	3	4	—	4	—	2
GM Wilson[5]	2	—	—	—	4	—	2	2	2	—	1

[1]	The Board revised and approved the following subcommittee compositions with effect from the August 2017 Board meeting:
•	SP Reid stepped down from the Risk and SET committees. He attended the subsequent Risk Committee and Audit Committee meetings by invitation
•	A Andani stepped down from the SHSD and Risk Committees
•	TP Goodlace stepped down from the SET Committee
•	C Letton was appointed to the SHSD, Risk, as well as Capital Projects, Control and Review committees. She attended the Audit Committee by invitation
•	PJ Bacchus attended the SET Committee meetings by invitation
•	YGH Suleman became a member of the Capital Projects, Control and Review Committee
•	DMJ Ncube attended the SHSD by invitation
•	CA Carolus attended the Capital Projects, Control and Review Committee by invitation
[2]	C Letton was appointed to the Board with effect from 1 May 2017
[3]

RP Menell has a conflict of interest with regards to the Cooke 4 Closure matter and recused himself from the 14/06/2017 special Board meeting dealing with the issue. He attended the Remuneration Committee by invitation

[4]

YGH Suleman recused himself from the Board meeting held on 18 September 2017 and the ad hoc Board meeting on 18 October 2017. These meetings considered the role and suitability of our external auditors KPMG

[5]	GM Wilson retired from the Board with effect from the AGM in May 2017

The full Directors’ Report is contained on p21 – 27.

AFR-8

7	The Gold Fields Annual Financial Report including Governance Report 2017

Board committees

The Board has established a number of standing committees in compliance with the SA Companies Act and the JSE Listings Requirements with delegated authority from the Board. Committee members are all independent non-executive directors, and the Chief Executive Officer (CEO), Chief Financial Officer (CFO) and various members of management are permanent invitees to committee meetings. Each Board committee is chaired by an independent non-executive director.

In November 2017, the Board established an Investment Ad Hoc Committee to consider and when appropriate make recommendations to the Board on strategic organisational and structuring options including investment and disinvestment opportunities in order to achieve the Group’s strategic objective of maximising shareholder returns sustainably.

Committees are required to evaluate their effectiveness and performance on an annual basis and to report findings to the Board for consideration. In line with the King IV recommendations, the Board annually reviews the terms of reference of all committees, and, if necessary, adopts changes which are approved by the Board.

Committees operate in accordance with written terms of reference and have a set list of responsibilities. These are outlined at www.goldfields.com/au_leadership.php. The charters and terms of reference of the Board and the committees can be found at www.goldfields.co.za/au_standards.php.

The Investment Committee is an ad hoc committee of the Board, established to make recommendations to the Board on strategic restructuring options for the Group, as and when required.

The Board and all its committees reviewed their charters and terms of references to align with the King IV Code. The Board and committees charters can be found at www.goldfields.com/standards-and-principles.php, while the written terms of reference and responsibilities are set out below:

Board

The Board is responsible for strategy development and monitors performance against the strategy. The Board Charter compels directors to promote the vision of the Company while upholding sound principles of corporate governance. Other directors’ responsibilities under the charter include:

●	Determining the Company’s Code of Conduct and conducting its affairs in a professional manner, upholding the core values of integrity, transparency and enterprise.
●	Evaluating, determining and ensuring the implementation of corporate strategy and policy.
●	Determining compensation, development, and other relevant policies for employees.
●	Developing and setting best practice disclosure and reporting procedures that meet the needs of all stakeholders.
●	Authorising and controlling capital expenditure and reviewing investment capital and funding proposals.
●	Constantly updating risk management systems, including setting management expenditure authorisation levels and exposure limit guidelines.
●

Review executive succession planning and endorsing senior executive appointments, organisational changes and general remuneration policies. In this regard, the Board is guided by the Remuneration Committee as well as the Nominating and Governance Committee.

AFR-9

The Gold Fields Annual Financial Report including Governance Report 2017	8

CORPORATE GOVERNANCE REPORT continued

Key areas of focus during 2017

●	Re-composition of a number of Board committees.
●	Rollout of the information and technology strategy, which was approved by the Board in November 2016.
●	Review of the capital allocation and project ranking strategy.
●	Deliberation of the impact on South Deep of the decision by Sibanye-Stillwater to close its Cooke 4 mine.
●	Decision to fully comply with King IV principles and implementation.
●	A decision was made to retain KPMG as the Company’s external auditors.
●	Approval of a A$500m revolving credit facility to fund Gold Fields’ commitment to the Gruyere gold project.
●	Approval of the sale of the Arctic Platinum project.
●	Approval of contractor mining at Tarkwa.
●	Approval of a diversity policy, updated stakeholder engagement position statement and sustainable development policy.

The Board assessed its performance and effectiveness during the period under review and was found to be functioning and discharging its duties satisfactorily.

Nominating and Governance Committee

It is the responsibility of this Committee, which has four independent directors (one of the four independent directors attends by invitation), among other things, to:

●	Develop a robust approach to corporate governance, including recommendations to the Board.
●	Prepare and recommend to the Board a set of governance principles.
●	Recommend a process to evaluate the effectiveness of the Board, its committees and management and report findings to the Board.
●	Review the structure, composition and size of the Board and how this relates to effectiveness.
●	Consider the rotation of directors and make appropriate recommendations.
●	Identify and evaluate nominees and recommend them for election.
●	Identify successors to the Chair, Deputy Chair or lead independent non-executive directors, and the CEO, and make recommendations to the Board.
●	Consider the Board committee mandates, the selection and rotation of the Chairs and Committee members, and submit recommendations to the Board.
●	Review the qualifications of Committee members and conduct annual performance evaluations with recommendations to the Board.
●	Develop and facilitate an induction programme for new Board members.

Key areas of focus during 2017

●	Board skills, diversity and composition assessment.
●	Board evaluation in line with King IV requirements.
●	Succession planning for directors and senior executives.
●	Non-executive directors term limits.

The Committee assessed its performance and effectiveness during the period under review and was found to be functioning and discharging its duties satisfactorily.

Audit Committee

The Audit Committee, which consists of five independent directors, has formal terms of reference which are reviewed annually and set out in its Board-approved Charter. The Board is satisfied that the Committee has complied with these terms and with its legal and regulatory responsibilities as set out in the Companies Act No 71 of 2008, as amended, King IV and the JSE Listings Requirements.

The full duties and responsibilities of the Audit Committee and the Audit Committee statement appear on p28 – 31 and p92 – 97 in the Annual Financial Report respectively. It is the responsibility of this Committee, which consists of, among other things, to:

●	Nominate an external registered auditor for the appointment or reappointment by the shareholders as auditor of the Company in line with the JSE Listings Requirements.

AFR-10

9	The Gold Fields Annual Financial Report including Governance Report 2017

●	Consider the fees to be paid to the external auditor and the auditor’s terms of engagement.
●

Ensure that the appointment of the auditor complies with the provisions of the Act and any other legislation relating to the appointment of auditors, including confirming the independence of the auditors.

●	Determine the nature and extent of any non-audit services that the external auditor may provide to the Company.
●	Pre-approve any proposed agreements with the external auditor for the provision of non-audit services to the Company.
●	Delegated oversight for combined assurance.
●

Prepare a report, to be included in the annual financial statements of the Company for the relevant financial year that describes how the Committee carries out its functions, comments on the financial statements, the accounting practices and the internal controls of the Company.

●

Receive and deal appropriately with any concerns or complaints relating to the accounting practices and internal audit of the Company, the content or auditing of the Company’s financial statements, or the internal controls of the Company.

●	Make submission to the Board on any matter concerning the Company’s accounting policies, financial controls, records and reporting procedures.
●

Delegate other duties to the Committee that relate to policies and procedures, relationships between independent auditors and GFI, and recommendations regarding supplementary reports that shareholders may require in the course of their relationship with Gold Fields.

Key areas of focus during 2017

●	Reviewed KPMG’s continued role as the Company’s external auditors, as well as the performance of the auditors.
●	Hedging of gold and copper prices for all our regions in 2017 and 2018.
●	External assurance of non-financial data.
●	Review of Integrated Annual Report, Annual Financial Report and Form 20-F.
●	King IV gap analysis giving clarity on combined assurance.

Disclosures

●	Approval of continued role for KPMG as Group external auditors.
●	Arrangements are in place for combined assurance.
●	Arrangements are in place for governing information and technology and its effectiveness.
●	Adoption of a responsible and transparent tax policy and strategy.
●	Arrangements are in place for governing and managing compliance.

The Committee assessed its performance and effectiveness during the period under review and was found to be functioning and discharging its duties satisfactorily.

Remuneration Committee

It is the responsibility of this Committee, which consists of five independent directors, among other things, to:

●	Determine the Company’s general policy on remuneration of the CEO, the Executive Directors and the Group and Executive Committee members.
●

Determine the total individual remuneration package; including bonuses, incentive payments, retention payments, long-term incentive awards and any other benefits of the CEO and Group Executive Committee members.

●

Ensure that contractual terms on potential termination of the CEO and Group Executive Committee members, and any payments made, are fair to both parties, and that failure is not rewarded and that the duty to mitigate loss is fully recognised.

●	Remain mindful that remuneration policies and practices should be aligned with corporate governance objectives and business strategy, taking risks fully into account, and reviewed regularly.
●	Consider and recommend Non-Executive Directors’ fees for approval by shareholders.

AFR-11

The Gold Fields Annual Financial Report including Governance Report 2017	10

CORPORATE GOVERNANCE REPORT continued

Key areas of focus during 2017

●	Review and approve bonuses and salary packages for the Gold Fields Group for 2018.
●	Review of executive remuneration and incentive policies.
●	Appointments of principal officers of the Company.
●	Approval of executive remuneration packages for 2018 after peer review.
●	Approval of a minimum shareholding requirement and clawback policy for senior executives.
●	Adoption of King IV remuneration principles.
●	Approved appointments of EVP: South Africa Region and EVP: People and Organisational Effectiveness.
●	PwC retained as independent advisers. The firm’s representatives regularly attend Committee meetings.

The Company’s remuneration policies, as well as details of directors’ fees and equity-settled instruments, are contained in the Remuneration Report on p98 – 134.

The Committee assessed its performance and effectiveness during the period under review and was found to be functioning and discharging its duties satisfactorily.

Safety, Health and Sustainable Development Committee

It is the responsibility of this Committee, among other things, to evaluate with management Gold Fields’ record of conformance with its commitment to relevant laws, regulations and external standards in safety, health and sustainable development. The Committee scrutinises investigations into any incidents related to safety, health and sustainable development. It recommends to the Board policies and guidelines on matters relating to safety, health and sustainable development.

The Committee reviews reports, policies and performance of the Company’s implementation of its safety, health and sustainable development policy statements, assesses and approves the sustainable development policies that are applicable to the Group’s operations. It monitors compliance of Gold Fields’ operations against regulations, policies and standards and makes specific recommendations regarding the investigation of incidents. It ensures risk management assessment processes on sustainable development matters are effectively applied. It identifies key indicators or trends relating to accidents and/or incidents and offer appropriate solutions for due consideration.

The Committee considers national and international regulatory and technical developments that relate to sustainable development when making recommendations to the Board on these matters. It offers recommendations to the Board on the engagement of external assurance partners with the requisite credentials.

All members of the Committee have been selected on the basis of their considerable experience in the field of sustainable development. The Committee consists of seven independent directors (one of the seven independent directors attends by invitation).

Key areas of focus during 2017

●	Reviewed Group and regional safety, health and sustainable development policy statements and strategies.
●	Investigated the three fatalities at Group mines during the year and reviewed action plans to mitigate similar risks.
●	Approved the updated Group sustainable development policy statement.
●	Approved Group and regional safety, health and sustainable development strategies.
●	Adopt the International Council on Mining and Metals (ICMM) critical control management process and applied it to safety, health, environmental and social hazards.

The Committee assessed its performance and effectiveness during the period under review and was found to be functioning and discharging its duties satisfactorily.

AFR-12

11	The Gold Fields Annual Financial Report including Governance Report 2017

Capital Projects, Control and Review Committee

It is the responsibility of this Committee, which consists of seven independent directors (one of the seven independent directors attends by invitation), among other things, to:

●	Consider new capital projects and satisfy the Board that the Company has used correct, efficient methodologies in evaluating and implementing capital projects in excess of R1.5bn or US$200m.
●	Review the results attained on completion of each project against the authorised work undertaken.
●	Monitors progress throughout the project cycle.
●	Periodically reports its findings to management and the Board.

Key areas of focus during 2017

●	South Deep rebase plan, including feedback from the independent Geotechnical Review Board.
●	Gruyere Gold project implementation.
●	Damang reinvestment project implementation.
●	Approved the 2018 budget for Salares Norte and transition to full feasibility study.
●	Approved the move to contractor mining at Tarkwa.

The Committee assessed its performance and effectiveness during the period under review and was found to be functioning and discharging its duties satisfactorily. The Committee continues to review the results attained on completion of each project against the authorised work undertaken.

Social, Ethics and Transformation Committee

It is the responsibility of this Committee, which consists of seven independent directors (one of the directors attends by invitation) and one executive director, among other things, to assist the Board in ensuring that it discharges its oversight responsibilities with regard to safety, security, health, environmental, social, ethics and sustainable development matters and stakeholder relationships, to ensure the Company upholds the principles of good corporate citizenship and conducts its business in an ethical and sustainable manner.

This Committee also ensures, among other things, that the Group:

●

Contributes to socio-economic development by adhering to acts which facilitate this, including Organisation for Economic Co-operation and Development (OECD), employment equity and broad-based black economic empowerment.

●	Ensures Gold Fields is and is seen to be a good corporate citizen.
●	Considers the Group’s environmental, health and public safety impacts.
●	Enforces labour and employment policies and practices.
●	Offers oversight over ethics management, transformation, localisation and compliance with laws and regulations.
●	Reviews and monitors stakeholder engagements and guides strategically on these matters.

Key areas of focus during 2017

●	Social and transformation initiatives at corporate office and the regions.
●	Focus on social and economic development in our host communities; sound corporate citizenship; labour and employment practices; employment equity; stakeholder engagement and ethics and governance.
●	The Committee also has oversight over the South Deep Education Trust, the South Deep Community Trust and the Westonaria Community Trust.

In line with King IV recommendations, the composition of this Committee was restructured and comprises non-executive directors and one executive director, with a majority being non-executive directors.

The Committee assessed its performance and effectiveness during the period under review and was found to be functioning and discharging its duties satisfactorily.

AFR-13

The Gold Fields Annual Financial Report including Governance Report 2017	12

CORPORATE GOVERNANCE REPORT continued

Risk Committee

It is the responsibility of this Committee, which consists of four independent directors, to assist the Board and the Boards of all subsidiary companies in ensuring that management identifies and implements appropriate risk management controls. The Committee acts in terms of delegated authority in respect of the duties and responsibilities assigned to it by the Board among other things, to:

●	Ensure that effective risk management policies and strategies are in place and are recommended to the Board for approval.
●	Review the adequacy of the Risk Management Charter, policy and plans.
●	Approve the Company’s risk identification and assessment methodologies.
●	Review of the nature, extent and parameters of the Company’s risk strategy, in terms of the risk appetite and tolerance as well as the limit of potential losses the Company can accept.
●	Review and approve risks identified on a qualitative basis, according to probability and seriousness.
●	Review the effectiveness and efficiency of the enterprise risk management (ERM) system to seek assurance that material risks are identified and mitigated.
●	Consider on a regular basis, the Company’s key risks, especially from a materiality reference point.
●	Report to the Board any material changes and/or divergence to the risk profile of the Company.
●	Monitor the implementation of operational and corporate risk management.
●	Review insurance and other risk transfer arrangements.
●	Lead a robust process of contingency planning.
●	Assess the Company’s sustainability risk.
●	Provide the Board with a detailed and timely ERM Report.

Key areas of focus during 2017

●	Cyber-security risk assessment.
●	Approval of Combined Assurance.
●	Approved Group and regional risk registers.

The Committee assessed its performance and effectiveness during the period under review and was found to be functioning and discharging its duties satisfactorily.

Executive Committee

The Executive Committee (Exco) is not a Committee of the Board. It is primarily responsible for the implementation of Company strategy, as well as carrying out the Board’s mandates and directives. Exco meets on a regular basis to review Company performance against set objectives and develops Company strategy and policy proposals for consideration by the Board. Exco also assists the Board in the execution of the Company’s disclosure obligations. A series of guidelines on disclosure has been disseminated throughout the Company. The ExCo consists of the principal officers and executive directors of Gold Fields – 12 members in total.

Each of Gold Fields’ regional operating subsidiaries has established Board and ExCo structures to ensure sound corporate governance practices and standards. At least one of the Company’s executive directors serves on the boards of the operating subsidiaries.

AFR-14

13	The Gold Fields Annual Financial Report including Governance Report 2017

Directors

Non-executive Directors

Cheryl Carolus (59)

Non-executive Chairperson

BA Law; Bachelor of Education, University of the Western Cape; Honorary Doctorate in Law, University of Cape Town

Appointed to the Board: Director 2009, Chairperson 2013

Experience and expertise: Governance and compliance, social development, training and development, people management

Ms Carolus has served on the boards of numerous listed companies, including De Beers and Investec. She is a Board member for many not-for-profit organisations, including the International Crisis Group, Soul City, World Wildlife Fund (South Africa and internationally), The British Museum (appointed by HM Queen Elizabeth), and is Chairperson of the SA Constitution Hill Education Trust.

In the past, Ms Carolus was Chairperson for South African Airways, the South African National Parks Board and has served on the boards of numerous public and private partnerships that address socio-economic challenges. Additionally, she served as South Africa’s High Commissioner to the United Kingdom from 2001 to 2004.

Ms Carolus played a role in the liberation struggle of South Africa and the constitution-making process. She was awarded an honorary doctorate in law from the University of Cape Town for her contribution to freedom and human rights. In 2014, she was awarded the French National Order of Merit by the Government of France.

Richard Menell (62)

Deputy Chairperson

BA (Hons), MA (Natural Sciences Geology), Cambridge; MSc (Mineral Exploration and Management), Stanford University, California

Appointed to the Board: Director 2008, Deputy Chairperson 2015

Experience and expertise: Executive management, geology

Mr Menell became a Non-executive Director of Sibanye Gold (now Sibanye-Stillwater) in 2013. He has over 37 years’ experience in the mining industry, including service as the President of the Chamber of Mines of South Africa, President and CEO of Teal Exploration & Mining, as well as Executive Chair of Anglovaal Mining and Avgold. He is a director of Weir Group Plc, as well as a Senior Adviser to Credit Suisse. He also serves as a director for a number of unlisted companies and not-for-profit organisations.

.

Peter Bacchus (48)

Non-executive Director

MA (Economics), Cambridge University

Appointed to the Board: 2016

Experience and expertise: Investment banking, financing, mergers and acquisitions

Mr Bacchus is Chairman of independent merchant bank, Bacchus Capital Advisers. He has acted as the Global Head of Mining and Metals and Joint Head of European Investment Banking at Investment Bank Jefferies, and

served as Global Head of Mining and Metals at Morgan Stanley. Prior to that, he was Head of Investment Banking, Industrials and Natural Resources at Citigroup in Australia.

Mr Bacchus has spent more than 25 years in investment and corporate banking with a focus on the global natural resources sector and is a member of the Institute of Chartered Accountants, England and Wales. He is also a Non-executive Director of UK-listed mining group Kenmare Resources, Australian-listed Galaxy Resources, and Chairman of Space for Giants, an African-focused conservation charity.

AFR-15

The Gold Fields Annual Financial Report including Governance Report 2017	14

CORPORATE GOVERNANCE REPORT continued

Alhassan Andani (56)

Non-executive Director

BSc (Agriculture), University of Ghana; MA (Banking and Finance), Finafrica Institute in Italy

Appointed to the Board: 2016

Experience and expertise: Investment banking, financing

Mr Andani is currently Chief Executive and Executive Director of Stanbic Bank Ghana; the Board Chairman of the Ghana CSIR (Council for Scientific and Industrial Research) and a director of SOS

Villages Ghana and has held other corporate directorships in the past.

Carmen Letton (52)

Non-executive Director

PhD in Mineral Economics (UQ) and Bachelor Mining Engineering (WASM)

Appointed to the Board: 2017

Experience and expertise: Mining engineering, corporate governance, risk management, corporate strategy

Dr Letton is a mining engineer and mineral economist (PhD) with 31 years of global mining exposure, working for major and mid-tier mining houses in senior management and leadership roles.

Currently Dr Letton is the Head, Open Pit Mining for the Technical and Sustainability Group in Anglo American, based in Australia. She has experience in large and medium-sized projects in both the Australian and international mining environment.

Core skills and accountabilities include operations executive general management and leadership of all key mine engineering disciplines associated technical services areas (mine engineering, metallurgy, and geology).

Yunus Suleman (60)

Independent Non-executive Director

BCom, University of KwaZulu-Natal (formerly Durban Westville); BCompt (Hons), University of South Africa; Chartered Accountant (SA); CA(SA)

Appointed to the Board: 2016

Experience and expertise: Auditing, financial accounting and governance

Mr Suleman serves as an independent Non-executive Director of Liberty Holdings Limited, Liberty Group Limited, Tiger Brands Limited and Albaraka Bank Limited, and is the Global Treasurer of the World Memon Organisation. He was previously Chair of KPMG South Africa (resigned February 2015).

AFR-16

15	The Gold Fields Annual Financial Report including Governance Report 2017

Terrence Goodlace (58)

Non-executive Director

MBA (Business Administration), University of Wales; BCom, University of South Africa; NHDip and NDip (Metalliferous Mining), Witwatersrand Technikon; MDP, University of Cape Town

Appointed to the Board: 2016

Experience: Mining; capital projects, commercial and operational management, risk management, energy management, mineral resource management

Mr Goodlace’s mining career commenced in 1977, and has spanned more than 40 years. He spent the majority of his career at Gengold which merged with Gold Fields of South Africa to form Gold Fields in 1998. He became CEO in 2008. He has significant experience in leading underground and open-pit operations in South Africa, Australia, Ghana and Peru. He then spent three years as the CEO of Metorex and served on the Impala Platinum Board for two years as an independent Non-executive Director and four and a half years as CEO. He is currently an independent Non-executive Director of Kumba Iron Ore. In 2017 he was appointed onto the South African Mining Extraction Research, Development and Innovation steering committee, which has been set up by the Council for Scientific and Industrial Research to advance new mining technologies.

Donald Ncube (70)

Non-executive Director

BA (Economics and Political Science), Fort Hare University; Postgraduate Diploma in Labour Relations, Strathclyde University; Graduate MSc (Manpower Studies), University of Manchester; Diploma in Financial Management; Honorary Doctorate in Commerce, University of the Transkei

Appointed to the Board: 2006

Experience and expertise: Finance, governance, social development, labour relations, people management

Mr Ncube has been an alternate director of Anglo American Industrial Corporation and Anglo American Corporation, a director of AngloGold Ashanti as well as Non-executive Chairperson of South African Airways. He is currently Executive Chairperson for both Badimo Gas and Afro Energy.

Steven Reid (62)

Non-executive Director

BSc (Mineral Engineering), South Australian Institute of Technology; MBA, Trium Global Executive; ICD.D, Institute of Corporate Directors

Appointed to the Board: 2016

Experience and expertise: Mining engineering, risk management, compensation management

 Mr Reid has 41 years of international mining experience and has held senior leadership roles in numerous countries. He has served as a director of SSR Mining since January 2013 and a director of Eldorado Gold since May 2013. He served as Chief Operating Officer of Goldcorp from January 2007 until his retirement in September 2012, and prior to that was the Company’s Executive Vice-President in Canada and the USA. Before joining Goldcorp, Mr Reid spent 13 years at Placer Dome in numerous corporate, mine management and operating roles. He also held leadership positions at Kingsgate Consolidated and Newcrest Mining, where he was responsible for the Asian and Australian operations.

AFR-17

The Gold Fields Annual Financial Report including Governance Report 2017	16

CORPORATE GOVERNANCE REPORT continued

Executive Directors

Nicholas Holland (59)

Chief Executive Officer (CEO)

BCom, BAcc, University of the Witwatersrand; CA(SA)

Appointed to the Board: Executive Director, 1997; CEO, 2008

Experience and expertise: Finance, mining, management

Prior to his appointment as CEO of Gold Fields, Mr Holland was the Company’s CFO. He has more than 38 years’ experience in financial management, of which 28 years were in the mining industry. Before joining Gold Fields, he was Financial Director and Senior Manager of Corporate Finance at Gencor.

Paul Schmidt (50)

Chief Financial Officer (CFO)

BCom, University of the Witwatersrand; BCompt (Hons), University of South Africa; CA(SA)

Appointed to the Board: 2009

Experience and expertise: Finance, mining, management

Prior to his appointment as CFO of Gold Fields, Mr Schmidt held the positions of acting CFO from May 2008 and

Financial Controller from April 2003. He has more than 22 years’ experience in the mining industry.

AFR-18

17	The Gold Fields Annual Financial Report including Governance Report 2017

Application of King IV within Gold Fields

The introduction of King IV allowed the Board to assess the effectiveness of its current processes, practices and structures which it uses to direct and manage the operations of the Company. In February 2017, the Board initiated a gap analysis process headed by the Chair of the Audit Committee, Mr Yunus Suleman, to determine the Company’s readiness in implementing the recommended practices contained in King IV. Areas of improvement were identified, particularly relating to the new disclosure requirements that have been introduced by the King IV. The Board concurred that principles that are capable of being implemented immediately should be implemented and the remainder to be implemented as work in progress. The outcome of the gap analysis, which revealed that the Company was materially compliant, was considered and discussed by the Board in November 2017.

Application of King IV within Gold Fields

Principles	Principle Application
Part 5.1: Leadership, ethics and corporate citizenship
LEADERSHIP
Principle 1: The governing body should lead ethically and effectively.	The Board (governing body) through its various committees is confident on a prospective basis that the combined inputs of its committees produce conformity with this principle. The Board exhibits the requisite levels of integrity, competence, responsibility, accountability, fairness and transparency.
ORGANISATIONAL ETHICS
Principle 2: The governing body should govern the ethics of the organisation in a way that supports the establishment of an ethical culture.	The Social, Ethics and Transformation Committee (SET) comprises non-executive and one executive member. The majority of the members are independent. The Committee ensures conformity with this principle through the Code of Ethics and the Group Disciplinary Code that set out sanctions to be followed.
RESPONSIBLE CORPORATE CITIZENSHIP
Principle 3: The governing body should ensure that the organisation is and is seen to be a responsible corporate citizen.	The Board through the SET Committee and the Safety, Health and Sustainability Committee (SHSD) ensures conformity with this principle. SHSD is committed to the 10 principles of the International Council on Mining and Metals and the Global Compact’s ten sustainable development principles.
Part 5.2: Strategy performance and reporting
STRATEGY AND PERFORMANCE
Principle 4: The governing body should appreciate that the organisation’s core purposes, its risks and opportunities, strategy and business model, performance and sustainable development are all inseparable elements of the value creation process.	The Board conforms to this principle. The Board oversees strategy formulation and execution. The Board sets performance targets which are agreed upon with management. On a yearly basis, the Board together with management reviews the strategy.
REPORTING:
Principle 5: The governing body should ensure that reports issued by the organisation enable stakeholders to make informed assessments of the organisation’s performance, and short, medium and long-term prospects.	The Board keeps its shareholders updated in line with the JSE requirements and ensures integrity of external reports in so far as dealing with assurance of external reports.
Part 5.3: Governing structures and delegation
PRIMARY ROLE AND RESPONSIBILITIES OF THE GOVERNING BODY
Principle 6: The governing body should serve as the focal point and custodian of corporate governance in the organisation.	The Board adheres to the requirements of King IV. The Board receives external advice as and when required or necessary and keeps abreast of best corporate governance practices both locally and abroad, making recommendations where appropriate, for Board participation in continuing education programmes.
COMPOSITION OF THE GOVERNING BODY
Principle 7: The governing body should comprise the appropriate balance of knowledge, skills, experience, diversity and independence for it to discharge its governance role and responsibilities objectively and effectively.	The Board has delegated to the Nomination and Governance Committee the nomination, election and the appointment processes having set the criteria for the selection of candidates to serve on the Board. The JSE Listings Requirements require that race diversity disclosure be made effective 1 June 2018. In November 2017 the Board approved a Company-wide diversity policy.

AFR-19

The Gold Fields Annual Financial Report including Governance Report 2017	18

CORPORATE GOVERNANCE REPORT continued

Principles	Principle Application
COMMITTEES OF THE GOVERNING BODY
Principle 8: The governing body should ensure that its arrangements for delegation within its own structures promote independent judgement, and assist with balance of power and the effective discharge of its duties.	The Board conforms to this principle. Through the Nominating and Governance Committee, the Board ensures that the structures of the Board are well resourced with a balance of skills and expertise. The subcommittees of the Board include the following: Audit Committee; Risk Committee; Nominating and Governance Committee; Social, Ethics and Transformation Committee; Remuneration Committee; Safety, Health and Sustainable Development Committee; and Capital Projects Control and Review Committee. In November 2017, the Board established a new ad hoc committee, known as an Investment Committee.
EVALUATIONS OF THE PERFORMANCE OF THE GOVERNING BODY
Principle 9: The governing body should ensure that the evaluation of its own performance and that of its committees, its Chair and its individual members support continued improvement in its performance and effectiveness.	The Board conforms to this principle. The Board regularly monitors and appraises its own performance, those of its subcommittees and individual non-executive directors. The Board further evaluates the independence of its independent non-executive directors, which evaluation is rigorously tested in respect of the independent non-executive directors who have served on the Board for an aggregate term exceeding nine years. The Board has scheduled in its yearly work plan an opportunity for consideration, reflection and discussion of its performance and that of its Committees, its Chair and its members as a whole.
APPOINTMENT AND DELEGATION TO MANAGEMENT
Principle 10: The governing body should ensure that the appointment of, and delegation to, management contribute to role clarity and the effective exercise of authority and responsibilities.	The Board conforms to this principle. Board authority is conferred on management through the CEO. The approval of the Board is required to the levels of the subdelegation immediately below the CEO.
Part 5.4 Governance functional areas
Principle 11: The governing body should govern risk in a way that supports the organisation in setting and achieving its strategic objectives.	The Board conforms to this principle. The Board has delegated this authority to the Risk Committee. The Risk Committee has oversight of the integrity and effectiveness of the risk management processes. A comprehensive strategic and operational risk management process is in place throughout the Group.
TECHNOLOGY AND INFORMATION GOVERNANCE
Principle 12: The governing body should govern technology and information in a way that supports the organisation setting and achieving its strategic objectives.	The Board conforms to this principle. The Board has delegated this authority to the Audit Committee. The Audit and Risk Committees ensure that the information and technology (I&T) framework is in place and that the I&T Charter and policies are established and implemented. A detailed information, communication and technology risk assessment is performed on a yearly basis across the Group with key strategic risk themes highlighted in the risk enterprise register.
COMPLIANCE GOVERNANCE
Principle 13: The governing body should govern compliance with applicable laws and adopted, non-binding rules, codes and standards in a way that supports the organisation being ethical and a good corporate citizen.	The Board conforms to this principle. The Board has delegated this authority to the Audit Committee. The Board approves policies that articulate and give effect to its direction on compliance. The following policies are applicable; Anti-Bribery and Corruption Governance Framework; Group Compliance Framework; Group Compliance Management Guideline and Group Compliance Portal.
REMUNERATION GOVERNANCE
Principle 14: The governing body should ensure that the organisation remunerates fairly, responsibly and transparently so as to promote the achievement of strategic objectives and positive outcomes in the short, medium and long term.	The Board conforms to this principle. The Board has delegated this authority to the Remuneration Committee. The Remuneration Committee assist the Board in overseeing all aspects of remuneration practices for the Group to ensure employees are remunerated fairly, responsible and transparently. Fair and competitive reward processes are embedded in the organisation. These processes encourage and result in the achievement of the Group’s strategic objectives and positive outcomes in the short, medium and long term.
Principle 15: The governing body should ensure that assurance services and functions enable an effective control environment, and that these support the integrity of information for internal decision-making and of the organisation’s external reports.	The Board conforms to this principle. The combined assurance guideline for the Group provides an analysis of all the assurance activities within the Group. The Board, executive management and senior management identify additional areas that may require assurance on an ongoing basis.
STAKEHOLDERS
Principle 16: In the execution of its governance roles and responsibilities, the governing body should adopt a stakeholder inclusive approach that balances the needs, interests and expectations of material stakeholders in the best interests of the organisation over time.

The Board conforms to this principle. A stakeholder relationship and engagement policy statement has been aligned with the King IV Code and approved by the Board. The policy was revised to be inclusive of business-wide stakeholders that are material and not just those relevant to sustainable development, particularly employees and shareholders.

The governance framework addresses relationships within the Group’s companies and shareholder relationships.

Summaries of engagement undertaken with all material stakeholders can be found online at www.goldfields.com/societal-stakeholders.php.

AFR-20

19	The Gold Fields Annual Financial Report including Governance Report 2017

Application of section 3.84 of the JSE Listings Requirements on Board governance processes

Requirement	Principle	The Gold Fields approach and compliance

3.84(a)	There must be a policy evidencing a clear balance of power and authority at Board of Directors’ level to ensure that no one director has unfettered powers of decision-making.	The Board Charter shows that there is clear balance of power and authority at Board level and that no one director has unfettered powers.
3.84(b)

Issuers must have an appointed CEO and a Chairperson, and the same person must not hold these positions.

The Chairperson must either be an independent director, or the issuer must appoint a lead director in accordance with the King Code.

Gold Fields’ CEO and Chairperson positions are held by different people, and the Chairperson is an independent non-executive director.
3.84(c)

All issuers must, in compliance with the King Code, appoint an Audit Committee.

Issuers must appoint a Remuneration Committee; and issuers must appoint a Social and Ethics Committee.

The composition of such Committees, a brief description of their mandate, the number of meetings held and any other relevant information must be disclosed in the annual report.

The Board appointed an Audit Committee that is chaired by an independent non-executive director. Audit Committee members are all independent non-executive directors.

Gold Fields’ Remuneration Committee comprises independent non-executive directors and is chaired by an independent chairperson.

Gold Fields’ Social, Ethics and Transformation Committee has been aligned with King IV Code and comprises independent non-executive directors and one executive director, the majority being non-executive directors.

Each committee provides a brief description in the annual report of its mandate, number of meetings held in a year and any other relevant information.

3.84(d)	Brief curricula vitae of each director standing for election or re-election must accompany the relevant notice of the meeting.	Brief curricula vitae of our directors are listed on p13 – 15 of this report.
3.84(e)	The capacity of each director must be categorised as executive, non-executive or independent.

The curricula vitae mentioned above (3.84(d)) contain information on whether a director is an independent non- executive director or an executive director.

The composition of committees is in accordance with the requirements of the Companies Act and King IV.

3. 84(f)	Issuers must have a full-time executive financial director.	Gold Fields has a full-time financial director.
3.84(g)

The Audit Committee must, on an annual basis, consider and satisfy itself of the appropriateness of the expertise and experience of the Financial Director and report same in the annual report.

The Audit Committee must ensure that the issuer has established appropriate financial reporting procedures and that those procedures are operating.

The Audit Committee considers and satisfies itself of the appropriateness of the expertise and experience of Gold Fields’ Financial Director on an annual basis and reports the findings to the Board.

The Audit Committee has established appropriate financial reporting procedures and these are reviewed from time to time to ensure that they are operating effectively.

3.84(h)

The Board of Directors appoints the Company Secretary in accordance with the Companies Act and applies the recommended practices in the King Code.

The Board must consider and satisfy itself, on an annual basis, on the competence, qualifications and experience of the Company Secretary.

The Company Secretary is appointed in accordance with the Companies Act.

The Board considered the Company Secretary’s competence, qualifications and experience at the meeting held in November 2017 and is satisfied that she is competent and has appropriate qualifications and experience to serve as the Company Secretary.

AFR-21

The Gold Fields Annual Financial Report including Governance Report 2017	20

CORPORATE GOVERNANCE REPORT continued

Requirement	Principle	The Gold Fields approach and compliance
3.84(i)

The Board of Directors or the Nominating Committee must have a policy on the promotion of gender diversity at Board level.

The issuer must confirm this by reporting to shareholders in its annual report on how the Board of Directors or the Nominating Committee have considered and applied the policy of gender diversity in the nomination and appointment of directors.

The Board approved a Company-wide diversity policy in November 2017.
3.84(j)

The Board of Directors or the Nominating Committee, must have a policy on the promotion of race diversity at Board level.

If applicable, the Board of Directors or the Nominating Committee must further report progress in respect thereof on agreed voluntary targets.

The Board approved a Company-wide diversity policy in November 2017.
3.84(k)

The Remuneration policy and the implementation report must be tabled every year for separate non-binding advisory votes by shareholders of the issuer at the Annual General Meeting.

The remuneration policy must record the measures that the Board of Directors of the issuers commits to take in the event that either the remuneration policy or the Implementation Report, or both are voted against by 25% or more of the votes exercised.

In the event that either the remuneration policy or the Implementation Report, or both are voted against by shareholders exercising 25% or more of the voting rights exercised, the issuer must in its voting results announcement provide for the following:

●   An invitation to dissenting shareholders to engage with the issuer

●   The manner and timing of such engagement

The Board approved the Group Remuneration Policy to be presented to the annual general meeting for a non-binding advisory vote.

AFR-22

21	The Gold Fields Annual Financial Report including Governance Report 2017

DIRECTORS’ REPORT

The directors have pleasure in submitting their report and the Annual Financial Statements of Gold Fields Limited (Gold Fields or the Company) and its subsidiaries (together referred to as the Group) for the year ended 31 December 2017.

PROFILE

Business of the Company

Gold Fields Limited is a globally diversified producer of gold with seven operating mines in Australia, Ghana, Peru and South Africa with attributable gold-equivalent annual production of approximately 2.2 million ounces. It has attributable gold Mineral Reserves of around 49 million ounces. Attributable copper Mineral Reserves total 764 million pounds. Gold Fields has a primary listing on the JSE Limited, with secondary listings on the New York Stock Exchange (NYSE) and the Swiss Exchange (SIX).

REVIEW OF OPERATIONS

The activities of the various Gold Fields operations are detailed in the Integrated Annual Report.

FINANCIAL RESULTS

The information on the financial position of the Group for the year ended 31 December 2017 is set out in the financial statements on p135 – 224 of this Annual Financial Report. The income statement for the Group shows a loss attributable to Gold Fields’ shareholders of US$19 million for the year ended 31 December 2017 compared with a profit of US$158 million for the year ended 31 December 2016.

COMPLIANCE WITH FINANCIAL REPORTING STANDARDS

The consolidated and separate financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council, as well as the requirements of the South African Companies Act.

LISTINGS

The abbreviated name under which the Company is listed on the JSE Limited (JSE) is GFIELDS and the short code is GFI. The Company also has a secondary listing on the following stock exchanges: New York Stock Exchange (NYSE); and the SIX Swiss Exchange (SIX).

At 31 December 2017, the Company had in issue, through The Bank of New York Mellon on the New York Stock Exchange (NYSE), 350,110,920 (31 December 2016: 347,741,317) American Depository Receipts (ADRs). Each ADR is equal to one ordinary share.

DIRECTORATE

Composition of the Board

The Board currently consists of two executive directors and nine non-executive directors.

At the May 2017 AGM, Gayle Wilson retired from the Board and as the Chair of the Audit Committee. Yunus Suleman was appointed the Chair of the Audit Committee at the 2017 AGM replacing Gayle Wilson. Carmen Letton was appointed to the Board on 1 May 2017.

Rotation of directors

Directors retiring in terms of the Company’s memorandum of incorporation, all of whom are eligible and offer themselves for re-election, are Cheryl Carolus, Rick Menell and Steven Reid, all of whom are eligible and offer themselves for re-election.

The Board of Directors of various subsidiaries of Gold Fields comprise some of the executive officers and one or both of the executive directors, where appropriate, as well as a non-executive director of Gold Fields.

AFR-23

The Gold Fields Annual Financial Report including Governance Report 2017	22

DIRECTORS’ REPORT continued

Directors’ and officers’ disclosure of interests in contracts

During the period under review, no contracts were entered into in which directors and officers of the Company had an interest and which significantly affected the business of the Group.

For the year ended 31 December 2017, the directors’ and prescribed officers’ beneficial interest in the issued share capital and listed share capital of the Company (see table below) was 0.219% . No one director or prescribed officer individually exceeded 1% of the issued share capital or voting control of the Company.

Share ownership of directors and prescribed officers

	Beneficial
	Direct		Indirect
	31 December	31 December	31 December	31 December
	2017	2016	2017	2016
Director
Nicholas J Holland	610,877	610,877	916,090	507,473
Paul A Schmidt	122,549	122,549
Cheryl Carolus	3,129	3,129
Richard Menell	5,850	5,850
Donald MJ Ncube
Steve Reid
Alhassan Andani
Carmen Letton
Terrence Goodlace
Peter Bacchus
Yunus Suleman
Prescribed officer
Naseem Chohan	42,023	82,023
Brett Mattison	43,103	43,103
Taryn Harmse	16,302	7,777
Alfred Baku	40,404	40,404
Avishkar Nagaser
Martin Preece[1]
Luis Rivera
Richard Butcher
Stuart Mathews[2]
Total	884,237	915,712	916,090	507,473

[1]	Martin Preece appointed 18 May 2017
[2]	Stuart Matthews appointed 1 February 2017

Related party information is disclosed on p204 of this report.

FINANCIAL AFFAIRS

Dividend policy

The Company’s dividend policy is to declare an interim and final dividend of between 25% and 35% of its normalised earnings as defined in the Company’s dividend policy. On 14 February 2018, the Company declared a final cash dividend number 87 of 50 SA cents per ordinary share (2017: 60 SA cents) to shareholders reflected in the register of the Company on 9 March 2018. The dividend was declared in the currency of the Republic of South Africa. This dividend was paid on 12 March 2018. The dividend resulted in a total dividend of 90 SA cents per share for the year ended 31 December 2017 (2016: 110 SA cents), with the final dividend being accounted for in 2018.

Borrowing powers

In terms of the provisions of section 19(1) of the Companies Act, No 71 of 2008, read together with clause 4 of the Company’s memorandum of incorporation, the borrowing powers of the Company are unlimited. As at 31 December 2017, the Company’s borrowings totalled US$1.78 billion, compared to total borrowings of US$1.69 billion at 31 December 2016.

Capital expenditure

Capital expenditure from continuing operations for the year ended 31 December 2017 amounted to US$834 million (relating to continuing operations) compared with US$629 million for 2016. Estimated capital expenditure for 2018 is US$835 million and is intended to be funded from internal sources and, to the extent necessary, borrowings.

AFR-24

23	The Gold Fields Annual Financial Report including Governance Report 2017

SIGNIFICANT ANNOUNCEMENTS IN 2017

South Deep rebase plan

16 February 2017

Gold Fields announced the results of the South Deep rebase plan. In terms of the plan the mine is expected to ramp-up to steady state production of approximately 500koz over the next five years at AIC below US$900/oz, in 2017 money terms.

Increase in dividend withholding tax

24 February 2017

On 22 February 2017 the Finance Ministry announced an increase in the dividend withholding tax from 15% to 20%. Shareholders were requested to note that as the effective date of the new rate relates to all dividends paid on or after 22 February 2017, the Gold Fields’ dividend payable on Monday, 13 March 2017 (announced on 16 February 2017) would be subject to the new rate.

Gold Fields appointment to the Board of Directors

2 March 2017

Gold Fields announced the appointment of Dr Carmen Letton as an independent non-executive director to the Board of Directors with effect from 1 May 2017.

Gold Fields hedges oil and Australian gold prices

20 June 2017

Gold Fields undertook selected hedging of the oil price and the Australian Dollar gold price given recent volatility in commodity prices and exchange rates. The hedging activity is in line with Gold Fields’ policy to protect cash flow at a time of significant expenditure. The Australian Dollar gold price hedge will protect the underlying cash flow of Gold Fields Australia, while it is funding the construction of the Gruyere gold project.

Sale of Darlot mine to Red 5

3 August 2017

Gold Fields announced the sale of its Darlot mine in Western Australia to ASX-listed Red 5 Limited for a total consideration of A$18.5 million, comprising A$12 million in cash (comprising an upfront payment of A$7 million and A$5 million deferred for 24 months) and 130 million Red 5 shares.

Gold Fields, Wits University in education partnership

22 November 2017

Gold Fields and Wits University announced a R6 million, three-year partnership to further the academic knowledge of mechanised mining and rock engineering in South Africa.

Gold Fields acquires additional shares in Cardinal Resources

27 November 2017

Gold Fields announced that it had purchased 3.7 million ordinary shares of Cardinal Resources for a total consideration of C$2.4 million. Following the offering Gold Fields owned 11.5% of Cardinal’s ordinary shares.

GOING CONCERN

The financial statements have been prepared using appropriate accounting policies, supported by reasonable judgements and estimates. The directors have reasonable belief that the Company and the Group have adequate resources to continue as a going concern for the foreseeable future.

DEMATERIALISATION OF THE SHARES

Shareholders are reminded that, as a result of the clearing and settlement of trades through STRATE, the Company’s share certificates are no longer good for delivery for trading. Dematerialisation of the Company’s share certificates is a prerequisite when dealing in the Company’s shares.

AFR-25

The Gold Fields Annual Financial Report including Governance Report 2017	24

DIRECTORS’ REPORT continued

PROPERTY

The register of property and mineral rights is available for inspection at the registered office of the Company during normal business hours.

OCCUPATIONAL HEALTHCARE SERVICES

Occupational healthcare services are made available by Gold Fields to employees in South Africa from its existing facilities. There is a risk that the cost of providing such services could increase in the future, depending upon changes in the nature of underlying legislation such as the ruling by the Constitutional Court in February 2011 against AngloGold Ashanti in favour of a claimant, who suffered from silicosis. Increased costs, should they transpire, are currently indeterminate. The Company is monitoring developments in this regard. See further discussions on occupational health on p53 of the Integrated Annual Report.

ENVIRONMENTAL OBLIGATIONS

The Company’s total gross closure liability for environmental rehabilitation costs amounted to US$381 million at 31 December 2017 compared with US$381 million at 31 December 2016. The regional gross closure liabilities are as follows:

●	Australia: US$179 million.
●	South Africa: US$42 million.
●	Peru: US$62 million.
●	Ghana: US$98 million.

The funding methods used by each region to make provision for the mine closure cost estimates are:

●	Australia: self-funding, using existing cash resources.
●	South Africa: contributions into environmental trust funds and guarantees.
●	Peru: bank guarantees.
●	Ghana: reclamation bonds underwritten by banks and restricted cash.

See further discussions on p104 of the Integrated Annual Report.

LITIGATION

Randgold & Exploration summons

On 21 August 2008, Gold Fields Operations Limited, formerly known as Western Areas Limited (WAL), a subsidiary of Gold Fields Limited, received a summons from Randgold & Exploration Company Limited (R&E) and African Strategic Investment (Holdings) Limited. The summons claims that during the period that WAL was under the control of Brett Kebble, Roger Kebble and others, WAL assisted in the unlawfully disposal of shares owned by R&E in Randgold Resources Limited, or Resources, and Afrikander Lease Limited, now Uranium One.

The claims have been computed in various ways. The highest claims have been computed on the basis of the highest prices of Resources and Uranium One between the dates of the alleged thefts and May 2017 (approximately R43.7 billion). The alternative claims will be computed based on the value of the shares as at the date of judgement (which is not yet calculable), plus dividend amounts that would have been received and based on the market value of the shares at the time they were allegedly misappropriated, plus dividends that would have been received (cumulatively equating to approximately R26.9 billion).

Simultaneously with delivering its plea, Gold Fields Operations Limited joined certain third parties to the action (namely JCI Limited, JC Lamprecht, RAR Kebble and the deceased and insolvent estate of BK Kebble), in order to enable it to claim compensation against such third parties in the event that the plaintiffs are successful in one or more of their claims. In addition, notices in terms of section 2(2) (b) of the Apportionment of Damages Act, 1956 were served on various parties by Gold Fields Operations Limited, in order to enable it to make a claim for a contribution against such parties in terms of the Apportionment of Damages Act, should the plaintiffs be successful in one or more of its claims.

A case manager has been appointed to manage the process to ensure that it progresses and that a trial date is allocated in due course.

Gold Fields Operations Limited’s assessment remains that it has sustainable defences to these claims and, accordingly, Gold Fields Operation Limited’s attorneys were instructed to vigorously defend the claims.

AFR-26

25	The Gold Fields Annual Financial Report including Governance Report 2017

Silicosis and tuberculosis class and individual actions

As previously disclosed, a consolidated application has been brought against several South African mining companies, including Gold Fields, for certification of a class action on behalf of current or former mineworkers (and their dependants) who have allegedly contracted silicosis and/or tuberculosis while working for one or more of the mining companies listed in the application.

In May 2016, the South African South Gauteng High Court ordered, among other things, the certification of a silicosis class and a tuberculosis class.

The High Court ruling did not represent a ruling on the merits of the cases brought against the mining companies. The Supreme Court of Appeal granted the mining companies leave to appeal against all aspects of the May 2016 judgement. The appeal hearing before the Supreme Court of Appeal was scheduled to be heard in March 2018.

On 10 January 2018, it was announced that attorneys representing all appellants and all respondents involved in the above appeal hearing before the Supreme Court of Appeal have written to the Registrar of the Supreme Court of Appeal asking that the appeal proceedings be postponed until further notice. The Supreme Court of Appeal has granted approval for the postponement. The joint letter written to the Registrar of the Supreme Court of Appeal explained that good faith settlement negotiations between the Occupational Lung Disease Working Group (see below) and claimants’ legal representatives have reached an advanced stage. In view of that, all parties consider it to be in the best interests of judicial economy and the efficient administration of justice that the matter be postponed.

In addition to the class action, an individual silicosis-related action has been instituted against Gold Fields and another mining company. In February 2018, the defendants (including Gold Fields) and the plaintiff entered into a confidential settlement agreement in full and final settlement of this matter.

Occupational Lung Disease Working Group

The Occupational Lung Disease Working Group was formed in fiscal 2014 to address issues relating to compensation and medical care for occupational lung disease in the South African gold mining industry. The working group, made up of African Rainbow Minerals, Anglo American SA, AngloGold Ashanti, Gold Fields, Harmony and Sibanye-Stillwater, had extensive engagements with a wide range of stakeholders since its formation, including government, organised labour, other mining companies and the legal representatives of claimants who have filed legal actions against the companies.

The members of the working group are among respondent companies in a number of legal proceedings related to occupational lung disease, including the class action referred to above. The working group is however of the view that achieving a comprehensive settlement which is both fair to past, present and future employees and sustainable for the sector, is preferable to protracted litigation. The working group will continue with its efforts to find common ground with all stakeholders, including government, labour and the claimants’ legal representatives.

Provision raised

As at 30 June 2017, as a result of the ongoing work of the working group and engagements with affected stakeholders since 31 December 2016, Gold Fields provided an amount of US$30 million (R390 million) in the statement of financial position for its share of the estimated cost in relation to the working group of a possible settlement of the class action claims and related costs. The nominal value of this provision was US$40 million (R509 million).

Gold Fields believe that this remains a reasonably estimate of its share of the estimated cost in relation to the working group of a possible settlement of the class action claims and related costs. As a result, Gold Fields’ provision for this obligation is US$32 million (R390 million) as at 31 December 2017. The nominal value of this provision remained unchanged at US$40 million (R509 million).

The ultimate outcome of these matters remains uncertain, with a possible failure to reach a settlement or to obtain the requisite court approval for a potential settlement. The provision is consequently subject to adjustment in the future, depending on the progress of the working group discussions, stakeholder engagements and the ongoing legal proceedings.

AFR-27

The Gold Fields Annual Financial Report including Governance Report 2017	26

DIRECTORS’ REPORT continued

South Deep tax dispute

The South Deep mine (South Deep) is jointly owned and operated by GFI Joint Venture Holdings Proprietary Limited (GFIJVH) (50%) and Gold Fields Operations Limited (GFO) (50%).

At 31 December 2017, South Deep’s gross deductible temporary differences amounted to US$1,834.4 million (R23,076.4 million), resulting in a deferred tax asset balance of US$550.4 million (R6,923.0 million) in addition to other taxable temporary differences. This amount is included in the consolidated deferred tax asset of US$72.0 million on Gold Fields’ statement of financial position. South Deep’s gross deductible temporary differences comprises unredeemed capital expenditure balances of US$743.3 million (R9,350.3 million) (tax effect: US$223.0 million (R2,805.1 million)) at GFIJVH and US$716.4 million (R9,011.9 million) (tax effect: US$214.9 million (R2,703.6 million)) at GFO, a capital allowance balance (additional capital allowance) of US$182.2 million (R2,292.0 million) (tax effect: US$54.7 million (R687.6 million)) at GFIJVH and an assessed loss balance of US$192.5 million (R2,422.2 million) (tax effect: US$57.8 million (R726.7 million)) at GFO.

During the September 2014 quarter, the South African Revenue Service (SARS) issued a Finalisation of Audit Letter (the Audit Letter) stating that SARS has restated GFIJVH’s additional capital allowance balance reflected on its 2011 tax return from US$182.2 million (R2,292.0 million) to nil. The tax effect of this amount is US$54.7 million (R687.6 million), that being referred to above as the ‘additional capital allowance’.

The additional capital allowance was claimed by GFIJVH in terms of section 36(11)(c) of the South African Income Tax Act, 1962 (the Act). The additional capital allowance provides an incentive for new mining development and only applies to unredeemed capital expenditure. The additional capital allowance allows a 12% capital allowance over and above actual capital expenditure incurred on developing a deep level gold mine, as well as a further annual 12% allowance on the mine’s unredeemed capital expenditure balance brought forward, until the year that the mine starts earning mining taxable income (i.e. when all tax losses and unredeemed capital expenditure have been fully utilised).

In order to qualify for the additional capital allowance, South Deep must qualify as a ‘post-1990 gold mine’ as defined in the Act. A ‘post-1990 gold mine’, according to the Act, is defined as ‘a gold mine which, in the opinion of the Director-General: Mineral and Energy Affairs, is an independent workable proposition and in respect of which a mining authorisation for gold mining was issued for the first time after 14 March 1990’.

During 1999, the Director-General: Minerals and Energy Affairs (DME) and SARS confirmed, in writing, that GFIJVH is a ‘post-1990 gold mine’ as defined, and therefore qualified for the additional capital allowance. Relying on these representations, GFIJVH subsequently filed its tax returns on this basis, as was confirmed by the DME and SARS.

In the Audit Letter, SARS stated that both the DME and SARS erred in issuing the confirmations as mentioned above and that GFIJVH does not qualify as a ‘post-1990 gold mine’ and therefore does not qualify for the additional capital allowance.

The Group has taken legal advice on the matter and was advised by external Senior Counsel that SARS should not be allowed to disallow the claiming of the additional capital allowance. GFIJVH has in the meantime not only formally appealed against the position taken by SARS, but also filed an application in the High Court and will vigorously defend its position. No resolution was achieved during the year as the Tax Court allowed SARS to amend its grounds of assessment in the days leading up to the commencement of the trial. Consequently the Tax Court proceedings could not be completed in the time allotted for the hearing. The continuance of the Tax Court hearing is expected to take place during 2019.

The Group is currently reviewing all its legal remedies, which include approaching the High Court for a declaratory order.

Accordingly, no adjustment for any effects on the Company that may result from the proceedings, if any, has been made in the consolidated financial statements.

AFR-28

27	The Gold Fields Annual Financial Report including Governance Report 2017

ADMINISTRATION

The office of Company Secretary of Gold Fields Limited was held by Lucy Mokoka for the period under review.

Computershare Investor Services Proprietary Limited are the Company’s South African transfer secretaries and Capita Registrars are the United Kingdom registrars of the Company.

AUDITORS

The Audit Committee has recommended to the Board that KPMG Inc. continues in office in accordance with section 90(1) of the Companies Act No 71 of 2008 (as amended).

SUBSIDIARY COMPANIES

Details of major subsidiary companies in which the Company has a direct or indirect interest are set out on p211 – 212 of this Annual Financial Report.

AFR-29

The Gold Fields Annual Financial Report including Governance Report 2017	28

AUDIT COMMITTEE REPORT
for the year ended 31 December

The Audit Committee (the Committee) was appointed by the shareholders at the AGM in May 2017. Gayle Wilson, who chaired the Audit Committee for nine years, retired from the Gold Fields Board at the AGM. The Committee thanked Mrs Wilson for the distinguished manner in which she served as Audit Committee Chair and for her immense contribution to Gold Fields. Yunus Suleman was appointed as the new Chair of the Audit Committee at the May 2017 AGM.

The members of the Committee are all independent non-executive directors and no new members were appointed to the Committee during 2017. Details of the number of meetings held and attendance by members at meetings are included on p6 of this report. The directors of Gold Fields (the Board) continue to believe that the Committee members collectively have the necessary skills to carry out its duties effectively and with due care.

The Committee has reporting responsibilities to both the shareholders and the Board and is accountable to them. Its duties are set out in the Audit Committee Charter which are reviewed annually and incorporate the Committee’s statutory obligations as set out in the South African Companies Act No 71 of 2008 (SA Companies Act), as amended, and the King IV Report on Governance Principles for South Africa (King IV). A work plan is drawn up annually incorporating all these obligations and progress is monitored to ensure all these obligations are fulfilled. During 2017, the Committee reviewed the relevant principles as detailed in King IV and aligned its charter accordingly.

It is the duty of the Committee, among other things, to monitor and review:

●

The preparation of the Annual Financial Statements, ensuring fair presentation and compliance with International Financial Reporting Standards (IFRS) and the SA Companies Act and recommending same to the Board for approval.

●

The integrity of the Integrated Annual Report by ensuring that its content is reliable, includes all relevant operational, financial and other non-financial information, risk and other relevant factors.

●	Quarterly, interim and operational reports and all other widely distributed documents.
●	The Form 20-F filing with the US Securities Exchange Commission (SEC).
●	Accounting policies of the Group and proposed revisions, and significant and unusual transactions, estimates and accounting judgements.
●	The effectiveness of the internal control environment.
●	The effectiveness of the internal audit function.
●	The effectiveness of the external audit function.
●

Recommending the appointment of the external auditor and approving remuneration of external auditors and reviewing the scope of their audit, their reports and findings and pre-approving all non-audit services in terms of policy.

●	The reports of both internal and external auditors.
●	The evaluation of the performance of the Chief Financial Officer.
●	The adequacy and effectiveness of the Group’s enterprise-wide risk management policies, processes and mitigating strategies.
●	The governance of information and technology (I&T) and the effectiveness of the Group’s information systems.
●	The cash/debt position of the Group to determine that the going concern basis of reporting is appropriate.
●	The combined assurance model and provide independent oversight of the effectiveness of the organisation’s assurance functions and services, with particular focus on combined assurance arrangements.
●	Compliance with applicable legislation, requirements of appropriate regulatory authorities and the Company’s Code of Conduct.
●	Policies and procedures for mitigating fraud.

External audit

●

The Committee is responsible for recommending the appointment or reappointment of a firm of external auditors to the Board that, in turn, will recommend the appointment to the shareholders. The Committee is responsible for determining that the designated appointee firm and signing registered auditor have the necessary independence, experience, qualifications and skills and that the audit fee is adequate.

●

The Committee evaluated the performance of KPMG during the year, including a detailed interrogation of its quality control procedures, its experience and technical expertise in the mining industry, its staff complement in terms of both numbers and skills in our different geographical areas and succession planning. The Committee is satisfied that KPMG has extensive experience and that Mandy Watson has significant audit experience.

●

The Committee reviewed the documentation KPMG provided describing the firm’s quality control procedures and in particular their process around the co-ordination of the global audit and the interaction between the corporate and regional teams. The Committee reviewed and assessed the independence of KPMG, including the firm’s independence policies and their confirmation in writing that the criteria for independence as set out in the rules of the Independent Regulatory Board for Auditors and other international bodies have been followed.

●	The Committee is satisfied that KPMG is independent of the Group.
●	An external audit fee for the period of R36.1m (US$2.713m) was approved, as well as R1.6m (US$118,700) for audit-related fees and R485,000 (US$36,400) for tax services.
●

The Committee has a documented policy on the nature and extent of non-audit services that the external auditor can provide and pre-approves all audit and permitted non-audit assignments by the Company’s independent auditor.

AFR-30

29	The Gold Fields Annual Financial Report including Governance Report 2017

●

The Committee reviewed the annual audit plan presented at its meeting in August 2017 including the scope, materiality levels and significant risk areas establishing that the approach was appropriate to be responsive to organisational, regulatory changes and other applicable requirements and risks. The audit plan forms the basis of providing the Committee with the necessary assurances on risk management, the internal control environment and IT governance. The plan was approved.

●

The Committee monitors progress against the plan and KPMG presented its first progress report at the November 2017 committee meeting. The auditors presented all issues identified during the audit and particularly on the results of its work carried out on high-risk areas, significant estimates and judgements as well as significant and unusual transactions.

●

KPMG has direct access to the Committee and meets with the Committee Chair (Chair) before each meeting and on an ad hoc basis when required. KPMG reports to the Committee at each quarterly meeting as well as at the year-end meeting. In addition, the Committee regularly meets with KPMG separately without other invitees being present.

●	The Committee has recommended that KPMG be reappointed for the 2018 financial year.

Significant accounting judgements and estimates

Significant areas requiring the use of management estimates and assumptions are detailed in note 1 to the accounting policies. Position papers were presented to the Committee by management detailing the estimates and assumptions used, the external sources and experts consulted and the basis on which they were applied in the calculations. These were debated and interrogated by the Committee and included, but were not limited to, the following areas:

Impairment of assets and goodwill

The impairments identified and recorded included:

●	Impairment of goodwill within the South Deep cash-generating unit of US$277.8 million, mainly due to a reduction in the gold price assumptions, a lower resource price and a deferral of production.
●	Impairment of listed and unlisted investments of US$3.7 million and asset specific impairments at Tarkwa, Damang and Cerro Corona of US$11.1m.
●

The above were partially offset by impairment reversals relating to Cerro Corona of US$53.4 million due to an extension of the life-of-mine and APP of US$39 million due to the conclusion of a sales agreement.

Taxation

●	The Committee is satisfied that a detailed review has been carried out by management, including the internal tax team, to provide a best estimate of the tax liability for the year (refer note 9).
●

The Committee discussed the detailed papers on deferred tax presented at year-end. Deferred tax assets amounting to US$15.0m and US$2.4m were recognised at Cerro Corona and Damang respectively, to the extent that there will be sufficient future taxable income available (refer to note 23). A deferred tax liability of US$9.1m was recognised in respect of unremitted earnings at Tarkwa.

Contingent liabilities

●

A number of contingent liabilities are disclosed in detail in note 34 to the Financial Statements. The contingent liabilities cover the silicosis matter, the South Deep tax dispute, acid mine drainage and the Randgold & Exploration summons. No new contingent liabilities were identified in 2017. The matter of the Ngadju people’s claim was resolved during the year in favour of Gold Fields.

●

All these matters are receiving ongoing attention from management, who are taking the appropriate advice from external advisers and specialists. The Committee was updated as to the current status and based on the evidence presented, the Committee concurred that it was not possible at this time to provide a reliable estimate of any possible liability. This position is unchanged from the prior year.

Internal audit

Gold Fields Internal Audit (GFIA) is an independent department within Gold Fields, which is headed by a Vice-President: Internal Audit (VP:IA), who is appointed and can be dismissed by the Committee. The VP:IA reports directly to the Committee and the Committee assesses the performance of GFIA annually. The VP:IA has direct access to the Chair, members of the Committee and the Chair of the Board. The Chair meets with the VP:IA once a quarter and on an ad hoc basis as required. The VP:IA also meets with the Committee without management at least annually and whenever deemed necessary by either the VP:IA or the Committee.

The Committee is satisfied with the resources of the function and is confident that the skills and experience of the team will fulfil its mandate.

The Committee determines the purpose, authority and responsibility of GFIA in an Internal Audit Charter which is reviewed and approved annually. GFIA operates in accordance with the International Standards for the Professional Practice of Internal Auditing as prescribed by the Institute of Internal Auditors (IIA). The internal audit activities carried out during the year were identified through a combination of the Gold Fields risk management framework, which includes the combined assurance framework, and the risk-based methodologies adopted by GFIA. The Committee approves the annual internal audit assurance

AFR-31

The Gold Fields Annual Financial Report including Governance Report 2017	30

AUDIT COMMITTEE REPORT continued
for the year ended 31 December

plan presented by GFIA and monitors progress against the plan reported to the Committee each quarter. GFIA has ensured its framework is aligned with COSO 2013.

The internal control systems of the Group are designed to provide reasonable assurance on the maintenance of proper accounting records and the reliability of financial information. It also covers operational areas, compliance with the Gold Fields Code of Conduct and the sustainability records. These systems are monitored by GFIA and its findings and recommendations are reported to the Committee and to senior management.

GFIA reports deficiencies to the Committee every quarter together with recommended remedial actions which are then followed up to ensure the necessary action has been taken. GFIA provided the Committee with a written report which assessed that the internal financial controls, IT governance and the risk management processes were adequate during the year.

Information and technology governance

Information and technology governance remains a key focus for the Group and the Committee is responsible for ICT governance on behalf of the Board. The Committee works with the Risk Committee on ICT matters.

The Vice-President and Group Head of Information and Communication Technology (ICT) is responsible for executing on ICT governance. The Committee reviews his report, which includes the results of all review and testing conducted by management and internal audit, at each meeting. The Gold Fields ICT Charter defines the overall direction and governance for ICT across the Group.

Gold Fields has adopted the Control Objectives for Information Technology (COBIT) as a governance framework, and regular assessments are conducted that determine the maturity of ICT governance processes. Across the Group, Gold Fields ICT is operating at an overall maturity level of between 3 and 4, which indicates that the Group’s governance framework and processes are formally defined and monitored. Further, considering the nature of cyber security and the rising global cyber risk, Gold Fields has embarked on a journey to further enhance its cyber security. Areas of ICT risks across the Group have been defined as part of the Group’s overall risk management framework, and formal policies and procedures are documented and updated regularly for these areas.

Cyber security has now become a key component of information and technology governance and forms part of the Group’s ICT governance and risk agenda.

The Committee that is responsible for ensuring compliance/adherence to Group ICT policies and procedures is the ICT GRASSC (Governance, Risk, Architecture, Standards, Security Compliance) Committee. The GRASSC Committee reviews compliance to the governance framework quarterly and recommends improvements as appropriate.

Chief Financial Officer

The Committee evaluated the expertise and performance of the Chief Financial Officer (CFO), Paul Schmidt. The Committee continues to be satisfied that Mr Schmidt has the appropriate expertise and experience to carry out his duties as CFO of the Company and the Group and is supported by highly qualified and competent senior staff. This conclusion is supported by input from both internal and external auditors.

Group governance and compliance

The Committee is also responsible for monitoring governance and compliance for the Gold Fields Group and it is a key focus area for the Board and management as a whole.

The Group Compliance Officer has a detailed and systemic framework in place to identify all statutes applicable to Gold Fields in all the jurisdictions in which the Group operates. Updates on regulatory changes are sourced from external legal sources and internally assessed for application/impact. Changes are recorded and monitored on a monthly basis. The assessment of potential and/or actual risk exposure of non-compliance regarding the identified applicable statutes per jurisdiction includes potential exposure to financial loss as well as operational and reputational risks. Mitigating controls designed to proactively manage the risks are identified, documented and maintained. Internal audit carries out a review of the effectiveness (in terms of design and operating effectiveness) of the control procedures and reports on the level of compliance. The results are reported to the Committee in detailed schedules and an annual compliance index is calculated for the Group.

Also, under the ambit of risk exposure assessment, all active contractors and suppliers are screened on a monthly basis. A screening risk calculator is applied to those assessed entities posing a risk to Gold Fields.

The Committee also ensures that the Gold Fields Code of Conduct (the code) is effective and implemented diligently throughout the Gold Fields Group (available on the Gold Fields website at www.goldfields.com). All breaches and contraventions are diligently investigated, and where necessary, decisive action is taken, which may include disciplinary action. Continued code training and awareness have remained a key focus area during 2017, and an e-learning programme was launched in late 2017 to reinforce the provisions of the code.

AFR-32

31	The Gold Fields Annual Financial Report including Governance Report 2017

The Committee is also responsible for ensuring that all calls to the Gold Fields Tip-Offs-line – administered by an independent external party – are dealt with in a proactive manner within Gold Fields. The Chair of the Audit Committee together with GFIA are custodians of the formalised and documented investigation procedure which is in place and where appropriate and necessary will make use of external advisers and experts to investigate matters or follow up on processes. The number and nature of these calls is reported at the quarterly Committee meetings. The details, including the detail of the action taken, are also reported by the Chair to the Social, Ethics and Transformation Committee members.

Gold Fields has also reaffirmed its commitment to fighting bribery and corruption by implementing a Group anti-bribery and corruption policy in late 2016.

Risk management

A separate Risk Committee exists which deals with Group operational and financial risks, and the requisite reporting as required annually. There is ongoing interaction between the Risk and Audit committees and the management of financial risk remains a key focus of the Committee, management and internal audit. Gold Fields’ Group and regional risk disclosures are on p8 – 11 of the Integrated Annual Report.

Internal control statement

Management is accountable to the Board for the design, implementation, monitoring and integrating of internal financial controls for the day-to-day running of the Group, focusing on the efficiency and effectiveness of operations, safeguarding the Group’s assets, legal and regulatory compliance, business sustainability and reliable reporting, including financial reporting.

The Committee has discussed and documented the basis for its conclusion which includes discussions with internal and external auditors as well as management.

During 2017, management identified a material weakness in internal control over financial reporting related to the inappropriate continued application of the accounting methodology used to amortise the mineral rights asset at the Australian operations. Specifically, management’s controls were not adequately designed to develop sufficiently precise estimates over the endowment portion of the useful life of the mineral rights to prevent or detect a potential material error in the consolidated financial statements. However, the deficiency was remediated at year-end.

As of 31 December 2017, management has selected an accounting methodology to reduce the estimation uncertainty in the amortisation of the mineral rights at the Australian operations. The controls relating to the initial selection and continued application of accounting policies were tested as of 31 December 2017 and management has concluded, through this testing, that these controls were operating effectively. Based on these efforts, the identified material weakness relating to internal controls over the selection of accounting policies has been remediated as of 31 December 2017.

The Committee is of the opinion that the financial records can be relied upon as a reasonable basis for the preparation of the annual financial statements.

Audit Committee statement

The Committee considered and discussed the Annual Financial Report, the Corporate Governance Report and the Integrated Annual Report (IAR) with both management and the external auditors.

During this process, the Committee:

●	Reviewed the financial statements included in the Annual Financial Report for consistency, fair presentation and compliance with IFRS.
●	Evaluated significant estimates and judgements and reporting decisions.
●	Reviewed the documentation supporting the going concern basis of accounting and concluded that it is appropriate.
●	Evaluated the material factors and risks that could impact the Annual Financial Report and IAR.
●	Evaluated the completeness of the financial and sustainability disclosures.
●	Discussed the treatment of significant and unusual transactions with management and the external auditors.
●	Reviewed and discussed the sustainability information disclosed in the IAR and is satisfied, based on discussions, that the information is reliable.

The Committee considers that the Annual Financial Report and the IAR comply in all material respects with the statutory requirements of the various regulations governing disclosure and reporting, and the annual financial statements comply in all material respects with the Companies Act No 71 of 2008, as amended, and with IFRS.

The Committee has recommended to the Board that the Annual Financial Statements included in the Annual Financial Report be adopted and approved by the Board.

Yunus Suleman

Chair: Audit Committee

27 March 2018

AFR-33

The Gold Fields Annual Financial Report including Governance Report 2017	32

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS

The following management’s discussion and analysis of the financial statements should be read together with the Gold Fields consolidated financial statements, including the notes accompanying these financial statements.

OVERVIEW

Gold Fields is a significant producer of gold and a major holder of gold reserves and resources in South Africa, Ghana, Australia and Peru. In Peru, Gold Fields also produces copper. In addition, Gold Fields is developing the Gruyere Gold Project in Western Australia and completing a feasibility study on the Salares Norte deposit in Chile. Gold Fields is primarily involved in underground and surface gold and surface copper mining and related activities, including exploration, extraction, processing and smelting.

In 2017, the South African, Ghanaian, Peruvian and Australian operations produced 13%, 32%, 13% and 42% of its total gold production, respectively.

Gold Fields’ South African operation is South Deep. Gold Fields also owns the St Ives, Agnew/Lawlers, Granny Smith and Darlot (up to October 2017 when the mine was disposed of) gold mining operations in Australia and has a 90.0% interest in the Tarkwa and Damang mines in Ghana. Gold Fields also owns a 99.5% interest in the Cerro Corona mine in Peru.

Darlot

In 2017, Gold Fields sold the Darlot mine in Western Australia, through a wholly owned subsidiary, to ASX-listed Red 5 Limited (“Red 5”) for a total consideration of A$18.5 million, comprising A$12 million in cash and 130 million Red 5 shares. The cash component was made up of an upfront amount of A$7 million which could be converted into participation in a Red 5 rights issue and A$5 million deferred for up to 24 months. The deferred consideration may be taken as additional shares in Red 5 or as cash at Gold Fields’ election. The gain on disposal of Darlot was A$31 million (US$24 million).

The sale of Darlot was completed on 2 October 2017. Gold Fields received the relevant cash consideration (converted into participation in a rights issue) as well as the issue of the Red 5 shares as part of the consideration. Gold Fields participated in a rights issue by Red 5 and received 117 million additional shares valued at A$6 million (US$5 million). Gold Fields has a 19.9% shareholding in Red 5 with a market value of A$15 million (US$11 million).

Darlot has been disclosed as a discontinued operation and as a result the 2016 and 2015 comparative amounts in the income statement and statement of cash flows have been restated.

Gruyere Gold Project

On 13 December 2016, Gold Fields purchased 50% of the Gruyere Gold Project and entered into a 50:50 unincorporated joint venture with Gold Road Resources Limited (“Gold Road”) for the development and operation of the Gruyere Gold Project in Western Australia, which comprises the Gruyere gold deposit as well as additional resources including Central Bore and Attila/ Alaric (Gruyere).

Gold Fields acquired a 50% interest in the Gruyere Gold Project for a total purchase consideration of A$350 million (US$259 million) payable in cash and a 1.5% royalty on Gold Fields’ share of production after total mine production exceeds two million ounces. The cash consideration was split with A$250 million (US$185 million) payable on the effective date and A$100 million (US$74 million) payable according to an agreed construction cash call schedule. Of the A$100 million payable, A$7 million was paid in 2016, A$78 million in 2017 and A$15 million remains outstanding at 31 December 2017. Transaction costs of A$19 million (US$13 million) were incurred.

Reserves and resources

As of 31 December 2017, Gold Fields reported attributable proven and probable gold and copper reserves of approximately 49 million ounces of gold and 764 million pounds of copper, as compared to the 48 million ounces of gold and 454 million pounds of copper reported as of 31 December 2016.

AFR-34

33	The Gold Fields Annual Financial Report including Governance Report 2017

Gold production

	2017		2016
	Gold	Gold	Gold	Gold
	produced –	produced –	produced –	produced –
	oz	oz	oz	oz
Figures in thousands unless otherwise stated	Managed	Attributable	Managed	Attributable
South Deep	281.3	281.3	290.4	290.4
South Africa region	281.3	281.3	290.4	290.4
Tarkwa	566.4	509.8	568.1	511.3
Damang	143.6	129.2	147.7	132.9
Ghanaian region	710.0	639.0	715.8	644.2
Cerro Corona	306.7	305.3	270.2	268.9
South America region	306.7	305.3	270.2	268.9
St Ives	363.9	363.9	362.9	362.9
Agnew/Lawlers	241.2	241.2	229.3	229.3
Granny Smith	290.3	290.3	283.8	283.8
Australia region	895.4	895.4	875.9	875.9
Continuing operations	2,193.3	2,121.0	2,152.3	2,079.4
Discontinued operation – Darlot	39.2	39.2	66.4	66.4
Total Group	2,232.5	2,160.2	2,218.7	2,145.8

Gold production for the Group (continuing and discontinued operations) was 2.233 million ounces of gold equivalents in 2017, 2.160 million ounces of which were attributable to Gold Fields with the remainder attributable to non-controlling shareholders in Ghana and Peru. Total gold production for the Group (continuing and discontinued operations) was 2.219 million ounces of gold equivalents in 2016, 2.146 million ounces of which were attributable to Gold Fields with the remainder attributable to non-controlling shareholders in Ghana and Peru.

Gold production for continuing operations was 2.193 million ounces (2016: 2.152 million ounces) of gold equivalents in 2017, 2.121 million ounces (2016: 2.079 million ounces) of which were attributable to Gold Fields with the remainder attributable to non-controlling shareholders in Ghana and Peru.

Gold production from the discontinued operation, Darlot, was 0.039 million ounces in 2017 (2016: 0.066 million ounces), all of which were attributable to Gold Fields.

At South Deep in South Africa, production decreased by 3% from 9,032 kilograms (290,400 ounces) in 2016 to 8,748 kilograms (281,300 ounces) in 2017 due to decreased volumes, partially offset by increased grades. Production in 2017 was impacted by a weak March quarter after two fatal accidents and three fall-of-ground incidents negatively affected the contribution from the high grade areas.

At the Ghanaian operations, gold production decreased by 1% from 715,800 ounces in 2016 to 710,000 ounces in 2017. At Tarkwa, gold production decreased marginally from 568,100 ounces to 566,400 ounces mainly due to lower plant throughput and recovery. At Damang, gold production decreased by 3% from 147,700 ounces to 143,600 ounces mainly due to lower head grade and yield.

Gold equivalent production at Cerro Corona increased by 14% from 270,200 ounces in 2016 to 306,700 ounces in 2017 mainly due to the higher copper to gold price ratio as well as higher gold head grades and higher gold recovery.

At the Australian continuing operations, gold production increased by 2% from 875,900 ounces in 2016 to 895,400 ounces in 2017. At St Ives, gold production increased marginally from 362,900 ounces in 2016 to 363,900 ounces in 2017. At Agnew/ Lawlers, gold production increased by 5% from 229,300 ounces in 2016 to 241,200 ounces in 2017 mainly due to an increase in ore processed due to a shortage of mill feed early in 2016 when the mill was running below capacity. At Granny Smith, gold production increased by 2% from 283,800 ounces in 2016 to 290,300 ounces in 2017 due to increased ore tonnes mined and processed.

AFR-35

The Gold Fields Annual Financial Report including Governance Report 2017	34

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued

Total gold production for the discontinued operation, Darlot, decreased by 41% from 66,400 ounces for the 12 months to December 2016 to 39,200 ounces for the nine months to September 2017 mainly due to lower grades mined and the three-month shorter period accounted for in 2017.

REVENUES

Substantially all of Gold Fields’ revenues are derived from the sale of gold and copper. As a result, Gold Fields’ revenues are directly related to the prices of gold and copper. Historically, the prices of gold and copper have fluctuated widely. The gold and copper prices are affected by numerous factors over which Gold Fields does not have control. The volatility of gold and copper prices is illustrated in the following tables, which show the annual high, low and average of the London afternoon fixing price of gold and the London Metal Exchange cash settlement price for copper in US dollars for the past 12 calendar years (2006 – 2017):

	Price per ounce[1]

	High	Low	Average
Gold	(US$/oz)
2006	725	525	604
2007	834	607	687
2008	1,011	713	872
2009	1,213	810	972
2010	1,421	1,058	1,224
2011	1,895	1,319	1,571
2012	1,792	1,540	1,669
2013	1,694	1,192	1,409
2014	1,385	1,142	1,266
2015	1,296	1,060	1,167
2016	1,355	1,077	1,250
2017	1,346	1,151	1,257

Source: I-Net

1 Rounded to the nearest US dollar.

On 20 March 2018, the London afternoon fixing price of gold was US$1,311/oz.

	Price per tonne[1]

	High	Low	Average
Copper	(US$/t)
2006	8,788	4,537	6,728
2007	8,301	5,226	7,128
2008	8,985	2,770	6,952
2009	7,346	3,051	5,164
2010	9,740	6,091	7,539
2011	9,986	7,062	8,836
2012	8,658	7,252	7,951
2013	8,243	6,638	7,324
2014	7,440	6,306	6,861
2015	6,401	4,347	5,376
2016	5,936	4,311	4,863
2017	7,216	5,466	6,166

Source: I-Net

1 Rounded to the nearest US dollar.

AFR-36

35	The Gold Fields Annual Financial Report including Governance Report 2017

On 20 March 2018, the LME cash settlement price for copper was US$6,784/t.

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

Sales of copper concentrate are “provisionally priced” – that is, the selling price is subject to final adjustment at the end of a period normally ranging from 30 to 90 days after delivery to the customer, based on market prices at the relevant quotation points stipulated in the contract.

Revenue on provisionally priced copper concentrate sales is recorded on the date of shipment, net of refining and treatment charges, using the forward London Metal Exchange price to the estimated final pricing date, adjusted for the specific terms of the agreements. Variations between the price used to recognise revenue and the actual final price received can be caused by changes in prevailing copper and gold prices and result in an embedded derivative. The host contract is the receivable from the sale of copper concentrate at the forward London Metal Exchange price at the time of sale. The embedded derivative, which does not qualify for hedge accounting, is marked-to-market each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included as a component of revenue while the contract itself is recorded in trade receivables.

Gold Fields’ realised gold and copper prices

The following table sets out the average, the high and the low London afternoon fixing price per ounce of gold and Gold Fields’ average US dollar realised gold price during the past three years.

Realised gold price[1]	2017	2016	2015
Average	1,257	1,250	1,167
High	1,346	1,355	1,296
Low	1,151	1,077	1,060
Gold Fields’ average realised gold price[2]	1,255	1,241	1,140

1 Prices stated per ounce.

2 Gold Fields’ average realised gold price may differ from the average gold price due to the timing of its sales of gold within each year.

The following table sets out the average, the high and the low London Metal Exchange cash settlement price per tonne for copper and Gold Fields’ average US dollar realised copper price for 2015, 2016 and 2017.

Realised copper price[1]	2017	2016	2015
Average	6,166	4,863	5,376
High	7,216	5,936	6,401
Low	5,466	4,311	4,347
Gold Fields’ average realised copper price[2]	6,131	4,913	4,787

1 Prices stated per tonne.

2 Gold Fields’ average realised copper price may differ from the average copper price due to the timing of its sales of copper within each year.

AFR-37

The Gold Fields Annual Financial Report including Governance Report 2017	36

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued

PRODUCTION

Gold Fields’ revenues are primarily driven by its production levels and the price it realises on the sale of gold. Production levels are affected by a number of factors, some of which are described below. Total managed production for the Group (continuing and discontinued operations) increased marginally from 2.22 million ounces in 2016 to 2.23 million ounces in 2017.

Total managed production from continuing operations increased by 2% from 2.15 million ounces in 2016 to 2.19 million ounces in 2017.

At the discontinued operation, Darlot, total managed production decreased by 41% from 66,400 ounces for the 12 months to December 2016 to 39,200 ounces for the nine months to September 2017.

LABOUR IMPACT

In recent years, Gold Fields has experienced union activity in some of the countries in which it operates, specifically South Africa and Ghana.

South Deep has a relatively well educated labour force with a component of skilled and semi-skilled employees who receive remuneration packages that are competitive and highly incentivised. There is also no evidence to date that the Association of Mineworkers and Construction Union (“AMCU”), which has been responsible for extensive strike action at South Africa’s gold and platinum mines, has established a material presence at the mine. The National Union of Mineworkers (“NUM”) is the dominant union.

A critical element of delivering safe production is a workforce that is appropriately structured and skilled to achieve the required results. Apart from focused recruitment and training programmes and setting up the right culture at the operations, it also means right-sizing the number of employees and contractors when conditions require this. In early 2018, Gold Fields announced a move by Tarkwa to contractor mining and restructuring of management levels at South Deep.

Over the years, Gold Fields has sought to develop relationships with trade unions that are supportive of the delivery of our business objectives, and the Group remains committed to this engagement. Of late, however, the experience at South Deep and Tarkwa has been that there appears to be limited flexibility by unions to adjust working conditions that currently compromise the delivery of our business objectives.

There were no work stoppages as a result of strikes during 2017, 2016 and 2015 at all the Gold Fields operations.

HEALTH AND SAFETY IMPACT

Gold Fields’ operations are also subject to various health and safety laws and regulations that impose various duties on Gold Fields’ mines while granting the authorities broad powers to, among other things, close or suspend operations at unsafe mines and order corrective action relating to health and safety matters. Additionally, it is Gold Fields’ policy to halt production at its operations when serious accidents occur in order to rectify dangerous situations and, if necessary, retrain workers. During 2017, Gold Fields operations suffered 15 work safety-related stoppages, two related to the two fatalities in January and February and 11 related to unsafe conditions. During 2016, Gold Fields operations suffered 16 work safety-related stoppages, two related to the fatality in September and 14 related to unsafe conditions. In South Africa, Gold Fields has actively engaged with the Department of Mineral Resources (“DMR”) on the protocols applied to safety-related mine closures.

Gold Fields expects that should these factors continue, production levels in the future will be impacted.

AFR-38

37	The Gold Fields Annual Financial Report including Governance Report 2017

COSTS

Over the last three years, Gold Fields’ production costs consisted primarily of labour and contractor costs, power, water and consumable stores, which include explosives, diesel fuel, other petroleum products and other consumables. Gold Fields expects that its total costs, particularly the input costs noted above, are likely to continue to increase in the near future driven by general economic trends, market dynamics and other regulatory changes.

In order to counter the effect of increasing costs in the mining industry, the Group rationalised and prioritised capital expenditure without undermining the sustainability of its operations and continued prioritisation of cash generation over production volumes. The Group also undertook further reductions in labour costs. One of Gold Fields’ strategic priorities relates to the proactive management of costs with a view of achieving a 15% free cash flow margin at a US$1,300 per ounce gold price.

South Africa region

The Gold Fields’ South African operation is labour intensive due to the use of deep level underground mining methods. As a result, over the last three fiscal years labour has represented on average approximately 38% of all-in costs (“AIC”), as defined on page 38, at the South African operation. In 2017, labour represented approximately 42% of AIC at the South African operation.

At the latest wage talks with organised labour which commenced on 19 March 2015, Gold Fields offered an all-inclusive package which included a scarce skills allowance and a housing allowance. On 10 April 2015, the Group signed a three-year wage and other conditions of employment agreement with the NUM and UASA, the registered trade unions at South Deep. The agreement resulted in average annual wage increases of 10% over the three-year period of the deal. The first increase took effect on 1 April 2015. New negotiations have commenced in 2018.

At the South African operation, power and water made up on average approximately 8% of AIC over the last three years. In 2017, power and water costs made up 8% of AIC. National Energy Regulator of South Africa (“NERSA”) granted Eskom an average five-year increase of 8% over the period 1 April 2013 to 31 March 2017. For 2018, Eskom was granted an increase of 5.23%. It is not clear what increases will be granted in the future.

West Africa region

Both Tarkwa and Damang concluded tariff negotiations for 2014 and 2015 with their respective power suppliers (the state electricity supplier, the Volta River Authority (“VRA”), supplies power to Tarkwa and the Electricity Company of Ghana (“ECG”) provides power to Damang). The ECG’s tariff for the period 1 January 2014 to 31 December 2014 was US$0.22/kWh, from 1 January 2015 to 31 July 2015 was US$0.23/kWh, from 1 February 2016 to 31 December 2016 was US$0.23/kWh and 1 January to 31 December 2017 was US$0.23/kWh. Following negotiations with management, ECG agreed to decrease its tariffs to US$0.20/kWh from 1 August 2015 to 31 January 2016. Tarkwa has agreed tariffs with VRA with a base tariff of US$0.17/kWh with effect from 1 January 2015 using a tariff model which inputs actual variables (including the generation mix and input prices) of the previous quarter to determine the tariff for the current quarter. The average VRA tariff for 2016 was US$0.16/kWh and for 2017 was US$0.167/kWh.

In order to reduce their reliance on power supplied by VRA and ECG, Tarkwa and Damang entered into life-of-mine linked 15 and eight year Power Purchase Agreements (“PPA”) with independent power producer Genser Energy, or Genser. Under the PPA, Genser commissioned gas power plants at Tarkwa and Damang in December 2016. Genser has installed three 11MW turbines at Tarkwa and five 5.5MW turbines at Damang. Damang is able to operate totally from these gas turbines, with Tarkwa currently at 55%. Damang now has three sources of electricity: ECG, on-site diesel power generators and the Genser solution. A fourth 15MW gas turbine machine at Tarkwa is expected to be commissioned by end Q1 2018, to enable Tarkwa to operate primarily from gas turbines, with VRA GridCo as backup by maintaining a minimum consumption to qualify as a bulk power user. These plants were commissioned in December 2016.

For the period of 2016 to 2017, the Public Utilities Regulatory Commission in Ghana has increased tariffs by 3.1% ($0.0489 kWh). On 5 April 2017, the Energy Sector Levies (Amendment) Act, 2017 (Act 946) revised imposed levies with a reduction in the public lighting and National Electrification Levy of 3% and 2% respectively charged on electricity consumption by all categories of customers.

Power and water costs represented on average 9% of AIC at Tarkwa over the last three years, and 8% of AIC during 2017. Over the last three years, power and water costs represented on average 12% of AIC at Damang with 15% in 2017.

Contractor costs represented on average 6% of AIC at Tarkwa over the last three years, and 7% of AIC during 2017. Over the last three years, contractor costs represented on average 20% of AIC at Damang with 23% in 2017. Following the restructuring concluded in the first half of 2016 in Damang, the direct labour cost has decreased as all mining and development is performed by outside contractors. Direct labour costs represent on average a further 15% of AIC at Tarkwa over the last three years and 17% in 2017. Over the last three years, direct labour costs represented on average 14% at Damang and 15% in 2017.

AFR-39

The Gold Fields Annual Financial Report including Governance Report 2017	38

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued

Gold Fields’ operations in Ghana consume large quantities of diesel fuel for the running of their mining fleet. The cost of diesel fuel is directly related to the oil price and any movement in the oil price will have an impact on the cost of diesel fuel and therefore the cost of running the mining fleet. Over the last three years, fuel costs have represented approximately 11% of AIC at the Ghana operations. In 2017, fuel costs represented 13% of AIC at the Ghana operations. Fuel use is proportionately higher at the Ghana operations than at other operations because open pit mining in general requires more fuel usage than underground mining and because of the configuration of the Ghana operations, including the scale of certain of the pits and the distances between the pits and the plants.

South American region

At Cerro Corona, contractor cost represented on average 25% of AIC over the last three years and 27% of AIC during 2017. Direct labour costs represent on average a further 17% of AIC over the last three years and 18% in 2017. Power and water made up on average a further 5% of AIC over the last three years and 6% in 2017.

Australia region

At the Australian operations, mining operations were historically conducted by outside contractors. However, at Agnew, owner mining at the underground operations commenced in May 2010, while development is still conducted by outside contractors. At St Ives, owner mining commenced in July 2011 at the underground operations and in July 2012 at the surface operations, but development is still conducted by contractors. Over the last three years, total contractor costs represented on average 21% at St Ives and 39% at Agnew of AIC and direct labour costs represented on average a further 16% at St Ives and 18% at Agnew of AIC. In 2017, contractors and direct labour cost represented 21% and 15% at St Ives and 39% and 19% at Agnew/ Lawlers, respectively. Power and water made up, on average, a further 9% and 6% of AIC over the last three years and 7% and 5% of AIC in 2017 at St Ives and Agnew, respectively. At Granny Smith, mining operations and development are conducted through owner mining. Over the last three years, contractors and direct labour cost represented, on average, 16% and 25%, respectively, at Granny Smith. In 2017, contractors and direct labour cost represented 16% and 24% at Granny Smith. Power and water made up, on average, a further 8% of AIC over the last three years and 8% of AIC in 2017 at Granny Smith.

At the discontinued operation, over the last three years, contractors and direct labour cost represented, on average, 17% and 35% at Darlot. In 2017, contractors and direct labour cost represented 18% and 37% at Darlot. Power and water made up, on average, a further 9% of AIC over the last three years and 10% of AIC in 2017 at Darlot.

The remainder of Gold Fields’ total costs consists primarily of amortisation and depreciation, exploration costs and selling, administration and general and corporate charges.

ALL-IN SUSTAINING AND ALL-IN COSTS

The World Gold Council has worked closely with its member companies to develop definitions for “all-in sustaining costs” and “all-in costs”. The World Gold Council is not a regulatory industry organisation and does not have the authority to develop accounting standards or disclosure requirements. Gold Fields ceased being a member of the World Gold Council in 2014. “All-in sustaining costs” and “All-in costs” are non-IFRS measures. These non-IFRS measures are intended to provide further transparency into the costs associated with producing and selling an ounce of gold. The new standard was released by the World Gold Council on 27 June 2013. It is expected that these metrics will be helpful to investors, governments, local communities and other stakeholders in understanding the economics of gold mining. The “all-in sustaining costs” incorporates costs related to sustaining current production. The “all-in costs” include additional costs which relate to the growth of the Group. All-in sustaining costs, as defined by the World Gold Council, are operating costs plus all costs not already included therein relating to sustaining current production, including sustaining capital expenditure. The value of by-product revenues such as silver and copper is deducted from operating costs as it effectively reduces the cost of gold production. All-in costs starts with all-in sustaining costs and adds additional costs which relate to the growth of the Group, including non-sustaining capital expenditure and exploration, evaluation and feasibility costs not associated with current operations.

All-in sustaining costs (“AISC”) and AIC are reported on a per ounce of gold basis, net of by-product revenues (as per the World Gold Council definition) as well as on a per ounce of gold equivalent basis, gross of by-product revenues.

An investor should not consider AISC and AIC or operating costs in isolation or as alternatives to operating costs, cash flows from operating activities or any other measure of financial performance presented in accordance with International Financial Reporting Standards (“IFRS”). AISC and AIC as presented in this Annual Financial Report may not be comparable to other similarly titled measures of performance of other companies.

AFR-40

39	The Gold Fields Annual Financial Report including Governance Report 2017

The following tables set out a reconciliation of Gold Fields’ cost of sales before gold inventory change and amortisation and depreciation, as calculated in accordance with IFRS (refer to the consolidated financial statements), to its AISC and AIC net of by-product revenues per ounce of gold sold for 2017, 2016 and 2015. The following tables also set out AISC and AIC gross of by-product revenue on a gold equivalent ounce basis for 2017, 2016 and 2015.

	AISC and AIC, net of by-product revenue per ounce of gold

					For the year ended 31 December 2017

	South Deep	Tarkwa	Damang	St Ives	Agnew/ Lawlers	Granny Smith	Cerro Corona	Corporate and other	Continuing operations	Darlot	Group[1]
	(in US$ million except as otherwise stated)
Cost of sales before gold inventory change and amortisation and depreciation	306.3	348.0	121.3	187.6	154.9	156.8	151.2	0.4	1,426.5	46.3	1,472.8
Gold inventory change	(1.5)	(42.0)	0.9	(29.0)	(4.5)	3.6	3.1	–	(69.5)	0.9	(68.6)
Royalties	1.8	21.7	5.5	11.1	7.6	9.0	5.3	–	62.0	1.1	63.1
Realised gains and losses on commodity cost hedges	–	(0.8)	–	(0.3)	(0.1)	(0.1)	–	–	(1.3)	–	(1.3)
Community/social responsibility costs	2.0	11.1	0.4	–	–	–	6.7	–	20.2	–	20.2
Non-cash remuneration
(share-based payments)	3.5	4.8	1.3	2.2	1.7	2.1	3.6	7.7	26.8	0.6	27.4
Cash remuneration
(long-term employee benefits)	0.5	1.1	0.3	0.7	0.5	0.7	0.7	0.5	5.0	0.1	5.1
Other	–	–	–	–	–	–	1.0	9.8	10.8	–	10.8
By-product revenue[2]	(0.6)	0.9	(0.1)	(0.6)	(0.3)	(0.1)	(177.8)	–	(178.6)	(0.1)	(178.7)
Rehabilitation, amortisation and interest	0.2	7.0	0.7	5.5	2.1	1.2	5.8	–	22.6	0.4	23.0
Sustaining capital expenditure[3]	65.5	180.6	17.2	156.2	73.7	87.0	34.0	2.8	617.0	6.8	623.9
All-in sustaining costs[1]	377.7	532.4	147.5	333.5	235.7	260.1	33.5	21.2	1,938.9	56.1	1,997.8
Exploration, feasibility and evaluation costs[4]	–	–	–	–	–	–	–	59.9	59.9	–	59.9
Non-sustaining capital expenditure[3]	16.9	–	114.9	–	–	–	–	84.7	216.5	–	216.5
All-in costs[1]	394.6	532.4	262.4	333.5	235.7	260.1	33.5	165.8	2,218.1	56.1	2,274.2
Gold only ounces sold (’000oz)	281.8	566.4	143.6	363.9	241.2	290.3	164.7	–	2,051.9	39.2	2,091.1
All-in sustaining costs	377.7	532.4	147.5	333.5	235.7	260.1	33.5	21.2	1,938.9	56.1	1,997.8
All-in sustaining costs net of by-product revenue per ounce of gold sold (US$/oz)	1,340	940	1,027	916	977	896	203	–	945	1,432	955
All-in costs	394.6	532.4	262.4	333.5	235.7	260.1	33.5	165.8	2,218.1	56.1	2,274.2
All-in costs net of by-product revenue per ounce of gold sold (US$)	1,400	940	1,827	916	977	896	203	–	1,081	1,432	1,088

[1]	This total may not reflect the sum of the line items due to rounding.

[2]	By-product revenue at Cerro Corona relates to copper. For all the other operations, by-product revenue relates to silver.

[3]

Sustaining capital expenditure represents the majority of capital expenditures at existing operations, including underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures at existing operations and is calculated as total capital expenditure per note 41 to the consolidated financial statements, less non-sustaining capital expenditures. Non-sustaining capital expenditures (or growth capital) represent capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations.

[4]

Includes exploration, feasibility and evaluation costs, excluding Australian exploration costs of U.S.$51.2 million (as these are included as part of sustaining capital expenditure) and share of equity accounted losses of Far Southeast Gold Resources Incorporated (“FSE”).

AFR-41

The Gold Fields Annual Financial Report including Governance Report 2017	40

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE
FINANCIAL STATEMENTS continued

	AISC and AIC, gross of by-product revenue per ounce of gold

	For the year ended 31 December 2017

	South Deep	Tarkwa	Damang	St Ives	Agnew/ Lawlers	Granny Smith	Cerro Corona	Corporate and other	Continuing operations	Darlot	Group[1]
	(in US$ million except as otherwise stated)
All in sustaining costs (per table above)	377.7	532.4	147.5	333.5	235.7	260.1	33.5	21.2	1,938.9	56.1	1,997.8
Add back by-product revenue[2]	0.6	(0.9)	0.1	0.6	0.3	0.1	177.8	–	178.6	0.1	178.7
All-in sustaining costs gross of by-product revenue	378.3	531.5	147.6	334.1	236.0	260.3	211.3	21.2	2,117.5	56.2	2,176.5
All-in costs (per table above)	394.6	532.4	262.4	333.5	235.7	260.1	33.5	165.8	2,218.1	56.1	2,274.2
Add back by-product revenue[2]	0.6	(0.9)	0.1	0.6	0.3	0.1	177.8	–	178.6	0.1	178.7
All-in costs gross of by-product revenue	395.2	531.5	262.5	334.1	236.0	260.3	211.3	165.8	2,396.7	56.2	2,452.9
Gold equivalent ounces sold	281.8	566.4	143.6	363.9	241.2	290.3	313.8	–	2,201.1	39.2	2,240.2
All-in sustaining costs gross of by-product revenue (US$/equivalent oz)	1,342	938	1,028	918	978	897	673	–	962	1,435	972
All-in costs gross of by-product revenue (US$/equivalent oz)	1,402	938	1,828	918	978	897	673	–	1,089	1,435	1,095

[1]	This total may not reflect the sum of the line items due to rounding.

[2]	By-product revenue at Cerro Corona relates to copper. For all the other operations, by-product revenue relates to silver.

AFR-42

41	The Gold Fields Annual Financial Report including Governance Report 2017

	AISC and AIC, net of by-product revenue per ounce of gold

	For the year ended 31 December 2016

	South Deep	Tarkwa	Damang	St Ives	Agnew/ Lawlers	Granny Smith	Cerro Corona	Corporate and other	Continuing operations	Darlot	Group[1]
	(in US$ million except as otherwise stated)
Cost of sales before gold inventory change and amortisation and depreciation	272.3	344.7	136.4	192.8	145.7	141.1	143.7	(1.1)	1,375.7	57.3	1,433.0
Gold inventory change	(0.7)	(17.5)	(0.4)	(11.0)	(5.1)	(7.4)	(3.8)	–	(45.9)	0.4	(45.5)
Royalties	1.8	35.4	9.2	11.5	7.1	8.8	4.6	–	78.4	2.0	80.4
Realised gains and losses on commodity cost hedges	–	–	–	0.6	0.2	0.7	–	–	1.6	0.1	1.6
Community/social responsibility costs	1.2	5.1	0.3	–	–	–	8.7	–	15.3	–	15.3
Non-cash remuneration
(share-based payments)	2.3	2.5	0.3	1.5	0.8	0.9	2.0	3.6	13.9	0.4	14.4
Cash remuneration
(long-term employee benefits)	2.4	3.0	0.8	0.9	0.9	1.0	1.8	(0.5)	10.4	0.6	11.0
Other	–	–	–	–	–	–	0.9	11.9	12.8	–	12.8
By-product revenue[2]	(0.5)	(1.5)	(0.1)	(0.8)	(0.2)	(0.1)	(130.6)	–	(133.8)	(0.3)	(134.1)
Rehabilitation, amortisation and interest	0.4	4.8	0.7	8.9	3.2	1.4	3.9	–	23.3	0.2	23.5
Sustaining capital expenditure[3]	70.1	168.4	37.9	140.0	70.0	90.3	42.8	–	619.4	21.4	640.8
All-in sustaining costs[1]	349.3	545.0	185.2	344.3	222.5	236.7	74.4	13.9	1,971.0	82.3	2,053.6
Exploration, feasibility and evaluation costs[4]	–	–	–	–	–	–	–	47.1	47.1	–	47.1
Non-sustaining capital expenditure[3]	7.8	–	–	–	–	–	–	1.3	9.1	–	9.1
All-in costs[1]	357.1	545.0	185.2	344.3	222.5	236.7	74.4	62.0	2,027.2	82.3	2,109.4
Gold only ounces sold (’000oz)	289.4	568.1	147.7	362.9	229.3	283.8	149.1	–	2,030.2	66.4	2,096.8
All-in sustaining costs	349.3	545.0	185.2	344.3	222.5	236.7	74.0	13.9	1,971.0	82.3	2,053.6
All-in sustaining costs net of by-product revenue per ounce of gold sold (US$/oz)	1,207	959	1,254	949	971	834	499	–	972	1,238	980
All-in costs	357.1	545.0	185.2	344.3	222.5	236.7	74.0	62.0	2,027.2	82.3	2,109.4
All-in costs net of by-product revenue per ounce of gold sold (US$)	1,234	959	1,254	949	971	834	499	–	998	1,238	1,006

[1]	This total may not reflect the sum of the line items due to rounding.

[2]	By-product revenue at Cerro Corona relates to copper. For all the other operations, by-product revenue relates to silver.

[3]

Sustaining capital expenditure represents the majority of capital expenditures at existing operations, including underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures at existing operations and is calculated as total capital expenditure per note 41 to the consolidated financial statements, less non-sustaining capital expenditures. Non-sustaining capital expenditures (or growth capital) represent capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations.

[4]

Includes exploration, feasibility and evaluation costs, excluding Australian exploration costs of U.S.$41.3 million (as these are included as part of sustaining capital expenditure) and share of equity accounted losses of Far Southeast Gold Resources Incorporated (“FSE”).

AFR-43

The Gold Fields Annual Financial Report including Governance Report 2017	42

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE
FINANCIAL STATEMENTS continued

	AISC and AIC, gross of by-product revenue per ounce of gold

	For the year ended 31 December 2016

	South Deep	Tarkwa	Damang	St Ives	Agnew/ Lawlers	Granny Smith	Cerro Corona	Corporate and other	Continuing operations	Darlot	Group[1]
	(in US$ million except as otherwise stated)
All in sustaining costs (per table above)	349.3	545.0	185.2	344.3	222.5	236.7	74.4	13.9	1,971.0	82.3	2,053.6
Add back by-product revenue[2]	0.5	1.5	0.1	0.8	0.2	0.1	130.6	–	133.8	0.3	134.1
All-in sustaining costs gross of by-product revenue	349.8	546.5	185.2	345.1	222.8	236.8	205.0	13.9	2,104.8	82.5	2,187.7
All-in costs (per table above)	357.1	545.0	185.2	344.3	222.5	236.7	74.4	61.5	2,027.1	82.3	2,109.5
Add back by-product revenue[2]	0.5	1.5	0.1	0.8	0.2	0.1	130.6	–	133.8	0.3	134.1
All-in costs gross of by-product revenue	357.6	546.5	185.2	345.1	222.8	236.8	205.0	61.5	2,161.0	82.5	2,243.6
Gold equivalent ounces sold	289.4	568.1	147.7	362.9	229.3	283.8	268.9	–	2,150.0	66.4	2,216.4
All-in sustaining costs gross of by-product revenue (US$/equivalent oz)	1,209	962	1,254	951	972	834	762	–	979	1,243	987
All-in costs gross of by-product revenue (US$/equivalent oz)	1,236	962	1,254	951	972	834	762	–	1,005	1,243	1,012

[1]	This total may not reflect the sum of the line items due to rounding.

[2]	By-product revenue at Cerro Corona relates to copper. For all the other operations, by-product revenue relates to silver.

AFR-44

43	The Gold Fields Annual Financial Report including Governance Report 2017

AISC and AIC – Group (continuing and discontinued operations)

AISC net of by-product revenues for the Group decreased by 3% from US$980 per ounce of gold in 2016 to US$955 per ounce of gold in 2017, mainly due to a higher gold inventory credit, higher by-product credits, lower royalties and lower sustaining capital expenditure partially offset by higher cost of sales before gold inventory change and amortisation and depreciation and lower gold sold. AIC net of by-product revenues for the Group, increased by 8% from US$1,006 per ounce of gold in 2016 to US$1,088 per ounce of gold in 2017 due to higher non-sustaining capital expenditure and higher exploration, feasibility and evaluation costs.

AISC gross of by-product revenues for the Group decreased by 2% from US$987 per equivalent ounce of gold in 2016 to US$972 per equivalent ounce of gold in 2017 mainly due to a higher gold inventory credit, lower royalties and lower sustaining capital expenditure, partially offset by higher cost of sales before gold inventory change and amortisation and depreciation and lower gold sold. AIC gross of by-product revenues for the Group increased by 8% from US$1,012 per equivalent ounce of gold in 2016 to US$1,095 per equivalent ounce of gold in 2017, for the same reasons as AISC gross of by-product revenues.

AISC and AIC – Continuing operations

AISC net of by-product revenues from continuing operations decreased by 3% from US$972 per ounce of gold in 2016 to US$945 per ounce of gold in 2017, mainly due to higher by-product credits, lower royalties, a higher gold inventory credit, higher gold sold and lower sustaining capital expenditure, partially offset by higher cost of sales before gold inventory change and amortisation and depreciation. AIC net of by-product revenues from continuing operations increased by 8% from US$998 per ounce of gold in 2016 to US$1,081 per ounce of gold in 2017 due to higher non-sustaining capital expenditure and higher exploration, feasibility and evaluation costs.

AISC gross of by-product revenues from continuing operations decreased by 2% from US$979 per equivalent ounce of gold in 2016 to US$962 per equivalent ounce of gold in 2017 mainly due to lower royalties, a higher gold inventory credit, higher gold sold and lower sustaining capital expenditure, partially offset by higher cost of sales before gold inventory change and amortisation and depreciation. AIC gross of by-product revenues from continuing operations increased by 8% from US$1,005 per equivalent ounce of gold in 2016 to US$1,089 per equivalent ounce of gold in 2017, for the same reasons as AISC gross of by-product revenues due to higher non-sustaining capital expenditure and higher exploration, feasibility and evaluation costs.

AISC and AIC – Discontinued operation

AISC and AIC net of by-product revenues from discontinued operation, Darlot increased by 16% from US$1,238 per ounce of gold for the 12 months to December 2016 to US$1,432 per ounce of gold for the nine months to September 2017 due to lower gold sold and a higher gold inventory charge to costs, partially offset by lower cost of sales before gold inventory change and amortisation and depreciation and lower capital expenditure.

AISC and AIC gross of by-product revenues from discontinued operation, Darlot increased by 15% from US$1,243 per equivalent ounce of gold for the 12 months to December 2016 to US$1,435 per equivalent ounce of gold for the nine months to September 2017 due to lower gold sold and a higher gold inventory charge to costs, partially offset by lower cost of sales before gold inventory change and amortisation and depreciation and lower capital expenditure.

AFR-45

The Gold Fields Annual Financial Report including Governance Report 2017	44

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE
FINANCIAL STATEMENTS continued

	AISC and AIC, net of by-product revenue per ounce of gold

	For the year ended 31 December 2015

	South Deep	Tarkwa	Damang	St Ives	Agnew/ Lawlers	Granny Smith	Cerro Corona	Corporate and other	Continuing operations	Darlot	Group[1]
	(in US$ million except as otherwise stated)
Cost of sales before gold inventory change and amortisation and depreciation	236.6	334.2	184.3	195.0	142.6	135.9	143.8	(0.8)	1,371.5	59.8	1,431.3
Gold inventory change	–	(7.3)	2.1	25.3	(1.1)	5.4	1.0	–	25.5	(0.6)	24.9
Inventory write-off	–	–	8.0	–	–	–	–	–	8.0	–	8.0
Royalties	1.2	34.0	9.7	10.7	6.6	8.7	3.1	–	73.9	2.1	76.0
Realised gains and losses on commodity cost hedges	–	–	–	5.0	1.5	5.2	–	–	11.6	0.5	12.1
Community/social responsibility costs	1.7	2.1	0.2	–	–	–	8.3	–	12.2	–	12.2
Non-cash remuneration (share-based payments)	1.0	1.5	0.3	1.2	0.7	0.4	1.2	4.4	10.7	0.2	10.9
Cash remuneration (long-term employee benefits)	1.0	1.4	0.4	0.2	0.5	0.3	0.8	0.6	5.1	0.2	5.3
Other	–	–	–	–	–	–	–	8.5	8.5	–	8.5
By-product revenue[2]	(0.4)	(5.5)	–	(0.5)	(0.3)	(0.1)	(113.8)	–	(120.5)	(0.2)	(120.7)
Rehabilitation, amortisation and interest	0.8	3.7	0.6	8.9	3.4	1.8	4.9	–	24.2	0.8	25.0
Sustaining capital expenditure[3]	53.2	204.2	16.9	114.5	73.0	72.4	64.8	–	599.9	20.0	619.9
All-in sustaining costs[1]	295.1	568.2	222.5	360.2	226.8	230.0	114.0	12.7	2,030.4	82.9	2,113.3
Exploration, feasibility and evaluation costs[4]	–	–	–	–	–	–	–	26.0	26.0	–	26.0
Non-sustaining capital expenditure[3]	13.7	–	–	–	–	–	–	0.5	14.2	–	14.2
All-in costs[1]	308.8	568.2	222.5	360.2	226.8	230.0	114.0	39.2	2,070.6	82.9	2,153.5
Gold only ounces sold (’000oz)	198.0	586.1	167.8	371.9	236.6	301.1	158.8	–	2,020.4	78.4	2,098.8
All-in sustaining costs	295.1	568.2	222.5	360.2	226.8	230.0	114.0	12.7	2,030.4	82.9	2,113.3
All-in sustaining costs net of by-product revenue per ounce of gold sold (US$/ oz)	1,490	970	1,326	969	959	764	718	–	1,005	1,057	1,007
All-in costs	308.8	568.2	222.5	360.2	226.8	230.0	114.0	39.2	2,070.6	82.9	2,153.5
All-in costs net of by-product revenue per ounce of gold sold (US$)	1,559	970	1,326	969	959	764	718	–	1,025	1,057	1,026

[1]	This total may not reflect the sum of the line items due to rounding.

[2]	By-product revenue at Cerro Corona relates to copper. For all the other operations, by-product revenue relates to silver.

[3]

Sustaining capital expenditure represents the majority of capital expenditures at existing operations, including underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures at existing operations and is calculated as total capital expenditure per note 41 to the consolidated financial statements, less non-sustaining capital expenditures. Non-sustaining capital expenditures (or growth capital) represent capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations.

[4]

Includes exploration, feasibility and evaluation costs, excluding Australian exploration costs of U.S.$31.5 million (as these are included as part of sustaining capital expenditure) and share of equity accounted losses of Far Southeast Gold Resources Incorporated (“FSE”).

AFR-46

45	The Gold Fields Annual Financial Report including Governance Report 2017

	AISC and AIC, gross of by-product revenue per ounce of gold

	For the year ended 31 December 2015

	South Deep	Tarkwa	Damang	St Ives	Agnew/ Lawlers	Granny Smith	Cerro Corona	Corporate and other	Continuing operations	Darlot	Group[1]
	(in US$ million except as otherwise stated)
All in sustaining costs (per table above)	295.1	568.2	222.5	360.2	226.8	230.0	114.0	12.7	2,030.4	82.9	2,113.3
Add back by-product revenue[2]	0.4	5.5	–	0.5	0.3	0.1	113.8	–	120.5	0.2	120.7
All-in sustaining costs gross of by-product revenue	295.5	573.7	222.5	360.7	227.1	230.1	227.8	12.7	2,150.9	83.1	2,234.0
All-in costs (per table above)	308.8	568.2	222.5	360.2	226.8	230.0	114.0	39.2	2,070.6	82.9	2,153.5
Add back by-product revenue[2]	0.4	5.5	–	0.5	0.3	0.1	113.8	–	120.5	0.2	120.7
All-in costs gross of by-product revenue	309.2	573.7	222.5	360.7	227.1	230.1	227.8	39.2	2,191.1	83.1	2,274.2
Gold equivalent ounces sold	198.0	586.1	167.8	371.9	236.6	301.1	293.3	–	2,154.9	78.4	2,233.3
All-in sustaining costs gross of by-product revenue (US$/equivalent oz)	1,492	979	1,326	970	960	764	777	–	998	1,059	1,000
All-in costs gross of by-product revenue (US$/equivalent oz)	1,561	979	1,326	970	960	764	777	–	1,017	1,059	1,018

[1]	This total may not reflect the sum of the line items due to rounding.

[2]	By-product revenue at Cerro Corona relates to copper. For all the other operations, by-product revenue relates to silver.

AISC and AIC – Group (continuing and discontinued operations)

AISC net of by-product revenues for the Group decreased by 3% from US$1,007 per ounce of gold in 2015 to US$980 per ounce of gold in 2016, mainly due to a higher gold inventory credit, lower losses on commodity cost hedges and higher by-product credits, partially offset by higher cost of sales before gold inventory change and amortisation and depreciation, higher non-cash and cash remuneration and higher sustaining capital expenditure. AISC for the Group in 2015 included US$8 million of inventory written off at Damang. AIC net of by-product revenues for the Group decreased by 2% from US$1,026 per ounce of gold in 2015 to US$1,006 per ounce of gold in 2016, for the same reasons as AISC, as well as lower non-sustaining capital expenditure, partially offset by higher exploration, feasibility and evaluation costs.

AISC gross of by-product revenues for the Group decreased by 1% from US$1,000 per equivalent ounce of gold in 2015 to US$987 per equivalent ounce of gold in 2016 mainly due to a higher gold inventory credit and lower losses on commodity cost hedges, partially offset by higher cost of sales before gold inventory change and amortisation and depreciation, higher non-cash and cash remuneration and higher sustaining capital expenditure. AIC gross of by-product revenues for the Group decreased by 1% from US$1,018 per equivalent ounce of gold in 2015 to US$1,012 per equivalent ounce of gold in 2016, for the same reasons as AISC gross of by-product revenues, as well as lower non-sustaining capital expenditure, partially offset by higher exploration, feasibility and evaluation costs.

AISC and AIC – Continuing operations

AISC net of by-product revenues for continuing operations decreased by 3% from US$1,005 per ounce of gold in 2015 to US$972 per ounce of gold in 2016, mainly due to a higher gold inventory credit, lower losses on commodity cost hedges and higher by-product credits, partially offset by higher cost of sales before gold inventory change and amortisation and depreciation, higher non-cash and cash remuneration and higher sustaining capital expenditure. AISC for continuing operations in 2015 included US$8 million of inventory written off at Damang. AIC net of by-product revenues decreased by 3% from US$1,025 per ounce of gold in 2015 to US$998 per ounce of gold in 2016, for the same reasons as AISC, as well as lower non-sustaining capital expenditure, partially offset by higher exploration, feasibility and evaluation costs.

AFR-47

The Gold Fields Annual Financial Report including Governance Report 2017	46

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE
FINANCIAL STATEMENTS continued

AISC gross of by-product revenues for continuing operations decreased by 2% from US$998 per equivalent ounce of gold in 2015 to US$979 per equivalent ounce of gold in 2016 mainly due to a higher gold inventory credit and lower losses on commodity cost hedges, partially offset by higher cost of sales before gold inventory change and amortisation and depreciation, higher non-cash and cash remuneration and higher sustaining capital expenditure. AIC for continuing operations gross of by-product revenues decreased by 1% from US$1,017 per equivalent ounce of gold in 2015 to US$1,005 per equivalent ounce of gold in 2016, for the same reasons as AISC gross of by-product revenues, as well as lower non-sustaining capital expenditure, partially offset by higher exploration, feasibility and evaluation costs.

AISC and AIC – Discontinued operation

AISC and AIC net of by-product revenues for the discontinued operation Darlot increased by 17% from US$1,057 per ounce of gold in 2015 to US$1,238 per ounce of gold in 2016, mainly due to lower gold sold and higher capital expenditure, partially offset by lower cost of sales before gold inventory change and amortisation and depreciation.

AISC gross of by product revenues for the discontinued operation Darlot increased by 17% from US$1,059 per equivalent ounce of gold in 2015 to US$1,243 per equivalent ounce of gold in 2016, mainly due to lower gold sold and higher capital expenditure, partially offset by lower cost of sales before gold inventory change and amortisation and depreciation.

Adjusted free cash flow and adjusted free cash flow margin (“free cash-flow or FCF”)

Adjusted free cash flow is defined as AIC adjusted for non-cash share-based payments, non-cash long-term employee benefits, exploration, feasibility and evaluation costs outside of existing operations, non-sustaining capital expenditure for growth projects only, realised gains or losses on revenue hedges and taxation paid (excluding royalties).

Adjusted free cash flow margin is adjusted free cash flow divided by revenue adjusted for by-product revenue.

The adjusted FCF margin is calculated as follows:

Figures in millions unless otherwise stated	2017	2016	2015
Revenue[1]	2,632.1	2,615.4	2,424.7
Less: Cash outflow	(2,214.9)	(2,177.8)	(2,229.7)
AIC[2]	(2,274.2)	(2,109.4)	(2,153.5)
Adjusted for:
Share-based payments[3]	27.4	14.4	10.9
Long-term employee benefits[3]	5.1	11.0	5.3
Exploration outside of existing operations[2]	59.9	47.1	26.0
Non-sustaining capital expenditure[4]	196.0	–	–
Revenue hedge[5]	12.8	14.3	–
Tax paid from continuing and discontinued operations	(241.9)	(155.2)	(118.4)
FCF	417.2	437.6	195.0
FCF margin	16%	17%	8%

[1]

Revenue from continuing and discontinued operations less revenue from by-product revenue per AIC calculation (pages 38 to 46), being US$2,810.8 million less US$178.7 million, US$2,749.5 million less US$134.1 million and US$2,545.4 million less US$120.7 million, for 2017, 2016 and 2015, respectively.

[2]	Per AIC calculation in management discussion and analysis (per pages 38 to 46).

[3]	Per note 41 of the consolidated financial statements.

[4]	Includes non-sustaining capital expenditure for Damang and Gruyere only.

[5]	Represents realised hedges on revenue only, excludes unrealised revenue hedges as well as non-revenue hedges.

ROYALTIES

South Africa

The Royalty Act was promulgated on 24 November 2008 and came into operation on 1 March 2010. The Royalty Act imposes a royalty on refined and unrefined minerals payable to the South African government.

The royalty in respect of refined minerals (which include gold and platinum) is calculated by dividing earnings before interest and taxes (“EBIT”), as defined by the Royalty Act, by the product of 12.5 times gross revenue calculated as a percentage, plus an additional 0.5%. EBIT refers to taxable mining income (with certain exceptions such as no deduction for interest payable and foreign exchange losses) before assessed losses but after capital expenditure. A maximum royalty of 5% is levied on refined minerals.

The royalty in respect of unrefined minerals (which include uranium) is calculated by dividing EBIT by the product of nine times gross revenue calculated as a percentage, plus an additional 0.5%. A maximum royalty of 7% is levied on unrefined minerals.

AFR-48

47	The Gold Fields Annual Financial Report including Governance Report 2017

Where unrefined mineral resources (such as uranium) constitute less than 10% in value of the total composite mineral resources, the royalty rate in respect of refined mineral resources may be used for all gross sales and a separate calculation of EBIT for each class of mineral resources is not required. For Gold Fields, this means that currently it will pay a royalty based on the refined minerals royalty calculation as applied to its gross revenue. The rate of royalty tax payable for 2017, 2016 and 2015 was approximately 0.5%, 0.5% and 0.5% of revenue, respectively.

Ghana

Minerals are owned by the Republic of Ghana and held in trust by the President. From March 2016, under the terms of the Development Agreement (“DA”) entered into with the Government of Ghana, Tarkwa and Damang have been subject to a sliding scale for royalty rates, linked to the prevailing gold price. The royalty sliding scale is as follows:

Average gold price

Low value		High value		Royalty rate
US$0.00	–	US$	1,299.99	3.0%
US$1,300.00	–	US$	1,449.99	3.5%
US$1,450.00	–	US$	2,299.99	4.1%
US$2,300.00	–		Unlimited	5.0%

Australia

Royalties are payable to the state based on the amount of gold produced from a mining tenement. Royalties are payable quarterly at a fixed rate of 2.5% of the royalty value of gold sold. The royalty value of gold is the amount of gold produced during the month multiplied by the average gold spot price for the month.

Peru

Royalties are calculated with reference to the operating margin and ranging from 1% (for operating margins less than 10%) to 12% (for operating margins of more than 80%), or 1% of revenue, the highest of both amounts. Cerro Corona’s effective royalty rate for 2017, 2016 and 2015 was 4.6%, 6.4% and 4.0% of operating profit, respectively.

INCOME AND MINING TAXES

Gold Fields tax strategy and policy

The Gold Fields tax strategy is to proactively manage its tax obligations in a transparent, responsible and sustainable manner, acknowledging the differing interests of all stakeholders.

Gold Fields has invested and allocated appropriate resources in the group tax department to ensure compliance with global tax obligations. The Group does not engage in aggressive tax planning and seeks to maintain professional real time relationships with the relevant tax authorities. In material or complex matters, the Group would generally seek advance tax rulings, or alternatively obtain external counsel opinion.

Gold Fields has appropriate controls and procedures in place to ensure compliance with relevant tax legislation in all the jurisdictions in which it operates. This includes compliance with Transfer Pricing (TP) legislation and associated TP documentation requirements, which is governed by the Group TP Policy. The Group TP Policy is fully compliant with OECD guidelines and is regularly updated and benchmarked by independent experts. Uncertain tax positions are properly evaluated, and reported in terms of IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

The Group is subject to South African CFC (Controlled Foreign Companies) tax legislation which is aimed at taxing passive income and capital gains realised by its foreign subsidiaries (to the extent that it was not taxed in the foreign jurisdiction). Therefore, tax avoidance on passive income or capital gains cannot be achieved by shifting such passive income to low or tax haven jurisdictions. The active business income from mining is taxed at source in the relevant jurisdiction where the mining operations are located.

The Group does not embark on intra-group gold sales and only sells its gold (or gold-equivalent product) directly to independent third parties at arm’s-length prices – generally at the prevailing gold (or gold-equivalent) spot price.

The Group is reporting its key financial figures on a country-by-country basis as from 2017 as required by the South African Revenue Service (“SARS”), such requirement being aligned with OECD guidelines. The country-by-country reports are filed with SARS, which will exchange the information with all the relevant jurisdictions with which it has concluded or negotiated exchange of information agreements.

AFR-49

The Gold Fields Annual Financial Report including Governance Report 2017	48

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE
FINANCIAL STATEMENTS continued

South Africa

Generally, South Africa imposes tax on the worldwide income (including capital gains) of all of Gold Fields’ South African incorporated and tax resident entities. Certain classes of passive income such as interest and royalties, and certain capital gains, derived by Controlled Foreign Companies (“CFC”) could be subject to South African tax on a notional imputation basis. CFC’s generally constitute a foreign company in which Gold Fields owns or controls more than 50% of the shareholding.

Gold Fields pays taxes on its taxable income generated by its mining and non-mining tax entities. Under South African law, gold mining companies and non-gold mining companies are taxed at different rates. Companies in the Group not carrying on direct gold mining operations are taxed at a statutory rate of 28%.

Gold Fields Operations Limited (“GFO”), and GFI Joint Venture Holdings Proprietary Limited (“GFIJVH”), jointly own the South Deep mine and constitute gold mining companies for South African taxation purposes. These companies are subject to the gold formula on their mining income.

The applicable formula takes the form Y = 34 — 170/x

Where:

Y = the tax rate to be determined

x = the ratio of taxable income to the total income (expressed as a percentage)

The effective mining tax rate for GFO and GFIJVH, owners of the South Deep mine, has been calculated at 30% (2016: 30% and 2015: 30%).

Ghana

Ghanaian resident entities are subject to tax on a source basis where income has a source in Ghana, if it accrues in or is derived from Ghana. Under the terms of the DA entered into with the Government of Ghana, Tarkwa and Damang are liable to a 32.5% corporate income tax rate.

Dividends paid by Tarkwa and Damang are subject to a 8% withholding tax rate.

Tarkwa and Damang are allowed to deduct 20% on straight line basis for capital allowances on depreciable assets (i.e. over five years). Any capital allowances which are not utilised in a particular year are added to operating losses (if any), thereby increasing operating losses and then carried forward for five years. Any operating losses carried forward are extinguished if not utilised within five years.

The Revenue Administration Act, 2016 (Act 915) became effective on 1 January 2017. Act 915 consolidates the tax administration provisions from the various tax laws (income tax, value added tax, customs) into a single Act and introduces a more stringent tax compliance framework. Act 915 enables taxpayers to offset surpluses and liabilities arising from different tax types. It should be noted that the tax authorities are again expected to release guidance notes to allow taxpayers to fully utilise the offset mechanism.

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

Gold Fields Australia and its eligible related Australian sister companies, together with all wholly owned Australian subsidiaries, have elected to be treated as a tax consolidated group for taxation purposes. As a tax consolidated group, a single tax return is lodged for the group based on the consolidated results of all companies within the Group.

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

Peru

Peruvian taxes for resident individuals and domiciled corporations are based on their worldwide income, and for non-resident individuals and non-domiciled corporations are based on their Peruvian income source. The general income tax rate applicable to domiciled corporations is 29.5% on taxable income and to non-resident corporations is 30%. The income tax applied to interest paid to non-residents is 4.99%. The dividends tax rate (to residents and non-residents) is 5%. Capital gains are also taxed as ordinary income for domiciled corporations.

AFR-50

49	The Gold Fields Annual Financial Report including Governance Report 2017

EXCHANGE RATES

Gold Fields’ Australian and South African revenues and costs are very sensitive to the Australian Dollar/US Dollar exchange rate and the Rand/US Dollar exchange rate, because revenues are generated using a gold price denominated in US Dollar, while the costs of the Australian and South African operations are incurred principally in Australian Dollar and Rand, respectively. Depreciation of the Australian Dollar and Rand against the US Dollar reduces Gold Fields’ average costs when they are translated into US Dollar, thereby increasing the operating margin of the Australian and South African operations. Conversely, appreciation of the Australian Dollar and Rand results in Australian and South African operating costs being translated into US Dollar at a lower Australian Dollar/US Dollar exchange rate and Rand/US Dollar exchange rate, resulting in higher costs in US Dollar terms and in lower operating margins. The impact on profitability of any change in the value of the Australian Dollar and Rand against the US Dollar can be substantial. Furthermore, the exchange rates obtained when converting US Dollar to Australian Dollar and Rand are set by foreign exchange markets, over which Gold Fields has no control. In 2017, movements in the US Dollar/Rand exchange rate had a significant impact on Gold Fields’ results of operations as the Rand strengthened by 9% against the US Dollar, from an average of R14.70 per US$1.00 in 2016 to R13.33 per US$1.00 in 2017. The Australian Dollar strengthened at an average of A$1.00 per US$0.75 in 2016 to $1.00 per US$0.77 in 2017.

With respect to its operations in Ghana and Peru, a substantial portion of Gold Fields’ operating costs (including wages) are either directly incurred in US Dollar or are translated to US Dollar. Accordingly, fluctuations in the Ghanaian Cedi and Peruvian Nuevo Soles do not materially impact operating results for the Ghana and Peru operations.

During 2016, Gold Fields had the following currency forward contract:

●

On 25 February 2016, South Deep entered into US$/Rand forward exchange contracts for a total delivery of US$69.8 million starting at July 2016 to December 2016. The average forward rate achieved over the six-month period was R16.8273. The hedge was delivered into in July and August and the balance closed out in September 2016. The average rate achieved on delivery and close out was R13.8010, resulting in a positive cash flow of US$14 million.

During 2017 and 2015, Gold Fields had no currency forward contracts.

INFLATION

A period of significant inflation could adversely affect Gold Fields’ results and financial condition. For example, in 2017, inflation in South Africa was 5.3% (2016: 6.8% and 2015: 4.6%). Further, over the past several years, production costs, especially wages and electricity costs, have increased considerably. The effect of these increases has adversely affected, and may continue to adversely affect, the profitability of Gold Fields’ South Deep operations.

To ensure sustainability and free cash flow generation, reinvesting in and upgrading the Gold Fields portfolio is essential. To achieve this in 2017, Gold Fields embarked on a period of reinvestment. Given the high levels of capital expenditure, the Group undertook short-term tactical hedging. For further details, refer pages 59 to 60.

In 2016, the Group continued rationalising and prioritising capital expenditure without undermining the sustainability of its operations and continued prioritisation of cash generation over production volumes. The Ghanaian operations concluded a DA with the Government of Ghana for both the Tarkwa and Damang mines. The highlights of the agreement included reductions in the tax and royalty rates. The Group undertook reductions in labour costs through a retrenchment process in Damang in preparation for rightsizing for the Damang reinvestment plan. In addition, the Australian operations implemented a margin improvement project.

Further, the majority of Gold Fields’ costs at the South African operations are in Rand and revenues from gold sales are in US Dollar. Generally, when inflation is high, the Rand potentially devalues thereby increasing Rand revenues and potentially offsetting the increase in costs. However, there can be no guarantee that any cost-saving measures or the effects of any potential devaluation will offset the effects of increased inflation and production costs.

The same applies to the Australian operations with regard to the link between Australian Dollar and US Dollar. The Peruvian and Ghanaian operations, on the other hand, are affected by inflation without a potential similar effect on revenue proceeds, thereby increasing the impact of inflation on the operating margins.

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

Group (continuing and discontinued operations)

Capital expenditure for the Group (continuing and discontinued operations) increased by 29%, from US$650 million in 2016 to US$840 million in 2017. Set out below are the capital expenditures made by Gold Fields during 2017. Also, refer to “Cash flows from investing activities” section.

AFR-51

The Gold Fields Annual Financial Report including Governance Report 2017	50

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE
FINANCIAL STATEMENTS continued

Continuing operations

Capital expenditure from continuing operations increased by 33%, from US$629 million in 2016 (comprising sustaining capital of US$619 million and growth capital of US$9 million) to US$834 million in 2017 (comprising sustaining capital of US$617 million and growth capital of US$217 million).

The growth capital of US$217 million in 2017 comprised South Deep of R225 million (US$17 million), Damang of US$115 million, Gruyere of A$106 million (US$81 million) and other growth capital of US$4 million. The growth capital of US$9 million in 2016 related only to South Deep.

South African operation

Gold Fields spent R1,099 million (US$82 million) on capital expenditures at the South Deep in 2017 and has budgeted approximately R1,102 million (US$81 million) for capital expenditures at South Deep in 2018. The expenditure of R1,099 million (US$82 million) in 2017 comprised sustaining capital of R874 million (US$65 million) and growth capital of R225 million (US$17 million). The budgeted expenditure of R1,102 million (US$81 million) comprises sustaining capital of R668 million (US$49 million) and growth capital of R434 million (US$32 million).

Ghanaian operations

Gold Fields spent US$181 million on capital expenditures at Tarkwa in 2017 and has budgeted US$162 million for capital expenditures at Tarkwa for 2018. The total spend relates to sustaining capital expenditure.

Gold Fields spent US$132 million on capital expenditures at Damang in 2017 and has budgeted US$117 million of capital expenditures at Damang for 2018. The expenditure of US$132 million in 2017 comprised sustaining capital of US$17 million and growth capital of US$115 million. The budgeted expenditure of US$117 million comprises sustaining capital of US$12 million and growth capital of US$105 million.

Peruvian operation

Gold Fields spent US$34 million on capital expenditures at Cerro Corona in 2017 and has budgeted US$45 million for capital expenditures at Cerro Corona for 2018. The total spend relates to sustaining capital expenditure.

Australian operations

Gold Fields spent A$204 million (US$156 million) on capital expenditures at St Ives in 2017 and has budgeted A$156 million (US$117 million) for capital expenditures at St Ives in 2018. The total spend relates to sustaining capital expenditure.

Gold Fields spent A$96 million (US$74 million) on capital expenditures at Agnew/Lawlers in 2017 and has budgeted A$83 million (US$62 million) for capital expenditures at Agnew/Lawlers for 2018. The total spend relates to sustaining capital expenditure.

Gold Fields spent A$114 million (US$87 million) on capital expenditures at Granny Smith in 2017 and has budgeted A$104 million (US$78 million) for capital expenditures at Granny Smith for 2018. The total spend relates to sustaining capital expenditure.

Gold Fields spent A$106 million (US$81 million) on capital at the Gruyere Gold Project in 2017 and has budgeted A$181 million (US$136 million) for capital expenditure for 2018. The total spend relates to growth capital expenditure.

Discontinued operation

Capital expenditure spend at the discontinued operation, Darlot, was A$9 million (US$7 million) in the nine months to September 2017.

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

SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

Gold Fields’ significant accounting policies are more fully described in the accounting policies to its consolidated financial statements included in this Annual Financial Report. Some of Gold Fields’ accounting policies require the application of significant judgements and estimates by management that can affect the amounts reported in the consolidated financial statements. By their nature, these judgements are subject to a degree of uncertainty and are based on Gold Fields’ historical experience, terms of existing contracts, management’s view on trends in the gold mining industry, information from outside sources and other assumptions that Gold Fields considers to be reasonable under the circumstances. Actual results could differ from these estimates under different assumptions or conditions. Refer to the accounting policies, pages 135 to 151, to the consolidated financial statements included elsewhere in this Annual Financial Report for the more significant areas requiring the use of management judgements and estimates.

AFR-52

51	The Gold Fields Annual Financial Report including Governance Report 2017

RESULTS FOR THE PERIOD – Years ended 31 December 2017 and 31 December 2016

Loss attributable to owners of the parent for the Group was US$19 million (or US$0.02 per share) for 2017 compared with a profit of US$158 million (or US$0.19 per share) in 2016.

Loss attributable to owners of the parent for continuing operations was US$32 million (or US$0.04 per share) for 2017 compared with a profit of US$157 million (or US$0.19 per share) for 2016.

Profit attributable to discontinued operation, Darlot, was US$13 million (or US$0.02 per share) for 2017 compared with US$1 million (or US$nil per share) for 2016.

The reasons for this decrease are discussed below.

CONTINUING OPERATIONS

Revenue

Revenue from continuing operations increased by 4% from US$2,666 million in 2016 to US$2,762 million in 2017. The increase in revenue of US$96 million was mainly due to higher ounces sold as well as an increase in the average US Dollar gold price in 2017.

The average US Dollar gold price achieved by the Group increased by 1% from US$1,241 per equivalent ounce in 2016 to US$1,255 per equivalent ounce in 2017. The average Rand gold price decreased by 8% from R584,894 per kilogram to R538,344 per kilogram. The average Australian Dollar gold price decreased by 2% from A$1,674 per ounce to A$1,640 per ounce. The average US Dollar gold price for the Ghanaian operations increased by 1% from US$1,247 per ounce in 2016 to US$1,255 per ounce in 2017. The average equivalent US Dollar gold price, net of treatment and refining charges, for Cerro Corona increased by 4% from US$1,199 per equivalent ounce in 2016 to US$1,252 per equivalent ounce in 2017. The average US Dollar/Rand exchange rate strengthened by 9% from R14.70 in 2016 to R13.33 in 2017. The average Australian/ US Dollar exchange rate strengthened by 3% from A$1.00 = US$0.75 in 2016 to A$1.00 = US$0.77 in 2017.

Gold sales from continuing operations increased by 2% from 2,150,000 equivalent ounces in 2016 to 2,201,100 equivalent ounces in 2017. Gold sales at the South African operation decreased by 3% from 9,001 kilograms (289,400 ounces) to 8,766 kilograms (281,800 ounces). Gold sales at the Ghanaian operations decreased by 1% from 715,800 ounces to 710,000 ounces. Gold equivalent sales at the Peruvian operation (Cerro Corona) increased by 17% from 268,900 equivalent ounces to 313,800 equivalent ounces. At the Australian operations, gold sales increased by 2% from 875,900 ounces to 895,400 ounces. As a general rule, Gold Fields sells all the gold it produces.

	2017			2016

	Revenue US$ million	Gold sold (’000oz)	Gold produced (’000oz)	Revenue US$ million	Gold sold	Gold produced (’000oz)

South Deep	354.1	281.8	281.3	358.2	289.4	290.4
Tarkwa	710.8	566.4	566.4	708.9	568.1	568.1
Damang	180.3	143.6	143.6	183.4	147.7	147.7
Cerro Corona	392.9	313.8	306.7	322.3	268.9	270.2
St Ives	457.3	363.9	363.9	452.3	362.9	362.9
Agnew/Lawlers	302.6	241.2	241.2	285.4	229.3	229.3
Granny Smith	363.8	290.3	290.3	355.8	283.8	283.8
Continuing operations	2,761.8	2,201.1	2,193.3	2,666.4	2,150.0	2,152.3

At South Deep in South Africa, gold sales decreased by 3% from 9,001 kilograms (289,400 ounces) to 8,766 kilograms (281,800 ounces) mainly due to decreased volumes, partially offset by increased grades. Production and therefore sales in 2017 were impacted by a weak March quarter after two fatal accidents and three fall-of-ground incidents negatively affected the contribution from the high grade areas.

At the Ghanaian operations, gold sales at Tarkwa decreased marginally from 568,100 ounces to 566,400 ounces due to the lower plant throughput and recovery. Damang’s gold sales decreased by 3% from 147,700 ounces to 143,600 ounces mainly due to lower head grade and lower yield.

At Cerro Corona in Peru, copper sales increased by 2% from 29,905 tonnes to 30,377 tonnes and gold sales increased by 10% from 149,105 ounces to 164,715 ounces. As a result gold equivalent sales increased by 17% from 268,900 ounces to 313,800 ounces due to higher copper to gold price ratio as well as higher gold head grades and higher gold recovery.

AFR-53

The Gold Fields Annual Financial Report including Governance Report 2017	52

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE
FINANCIAL STATEMENTS continued

At the Australian operations, gold sales at St Ives increased marginally from 362,900 ounces to 363,900 ounces. At Agnew/Lawlers, gold sales increased by 5% from 229,300 ounces to 241,200 ounces mainly due to increased ore processed due to a shortage of mill feed early in 2016 when the mill was running below capacity. At Granny Smith, gold production increased by 2% from 283,800 ounces to 290,300 ounces due to increased ore tonnes mined and processed.

Cost of sales

Cost of sales, which comprises cost of sales before gold inventory change and amortisation and depreciation, gold inventory change and amortisation and depreciation, increased by 5% from US$2,001 million in 2016 to US$2,105 million in 2017. The reasons for this increase are described below.

Cost of sales before gold inventory change and amortisation and depreciation

Cost of sales before gold inventory change and amortisation and depreciation from continuing operations increased by 4% from US$1,376 million in 2016 to US$1,427 million in 2017.

At South Deep in South Africa, cost of sales before gold inventory change and amortisation and depreciation increased by 2% from R4,003 million (US$272 million) to R4,083 million (US$306 million). This increase of R80 million was mainly due to annual salary increases, electricity rate increase and an increase in employees in line with the strategy to sustainably improve all aspects of the operation.

At the Ghanaian operations, cost of sales before gold inventory change and amortisation and depreciation decreased by 2% from US$481 million in 2016 to US$469 million in 2017. At Tarkwa, cost of sales before gold inventory change and amortisation and depreciation increased by 1% from US$345 million to US$348 million mainly due to increased ore tonnes mined partially offset by benefits realised as a result of the incorporation of the DA, effective 17 March 2016. At Damang, cost of sales before gold inventory change and amortisation and depreciation decreased by 11% from US$136 million to US$121 million due to benefits realised as a result of the incorporation of the development agreement, effective 17 March 2016, and the move to contractor mining as well as lower operating tonnes mined.

At Cerro Corona in Peru, cost of sales before gold inventory change and amortisation and depreciation increased by 5% from US$144 million in 2016 to US$151 million in 2017, mainly due to higher mining costs as a result of higher tonnes mined in 2017 and higher power expenses in 2017 due to a new contract with the power supplier which came into effect in June 2017.

At the Australian operations, cost of sales before gold inventory change and amortisation and depreciation increased by 2% from A$643 million (US$480 million) in 2016 to A$653 million (US$499 million) in 2017. At St Ives, cost of sales before gold inventory change and amortisation and depreciation decreased by 5% from A$259 million (US$193 million) to A$245 million (US$188 million) due to reduced operational tonnes mined from the open pits and cost improvements at the open pits and Hamlet. At Agnew/Lawlers, cost of sales before gold inventory change and amortisation and depreciation increased by 4% from A$195 million (US$146 million) to A$203 million (US$155 million) mainly due to higher mining costs as a result of a 16% increase in ore development metres achieved. At Granny Smith, cost of sales before gold inventory change and amortisation and depreciation increased by 8% from A$189 million (US$141 million) to A$205 million (US$157 million) due to additional volumes of ore mined.

Gold inventory change

The gold inventory credit to costs from continuing operations of US$70 million in 2017 compared with US$46 million in 2016.

At South Deep, the gold inventory credit of R21 million (US$2 million) in 2017 compared with R11 million (US$1 million) in 2016, due to higher gold produced not sold at year-end.

At Tarkwa, the gold inventory credit of US$42 million in 2017 compared with US$18 million in 2016, both due to a buildup of stockpiles due to a strategy to mill higher grade ore and stockpile lower grade ore.

At Damang, the gold inventory charge to costs of US$1 million in 2017 compared with a credit of US$nil in 2016, due to a drawdown of stockpiles in 2017.

At Cerro Corona, the gold inventory charge to costs of US$3 million in 2017 compared with a credit of US$4 million in 2016, due to a buildup of concentrate inventory in 2016 compared with a drawdown in 2017.

At St Ives, the credit to costs of A$38 million (US$29 million) in 2017 compared with A$15 million (US$11 million) in 2016, due to a buildup of stockpiles in both years. This was mainly due to increased productivity and equipment utilisation achieved in the open pits as St Ives had a strategic shift to a primarily open pit operation in these years.

At Agnew, the credit to costs of A$6 million (US$5 million) in 2017 compared with A$7 million (US$5 million) in 2016, both due to a buildup of stockpiles.

AFR-54

53	The Gold Fields Annual Financial Report including Governance Report 2017

At Granny Smith, the charge to costs of A$5 million (US$4 million) in 2017 compared with a credit of A$10 million (US$7 million) in 2016 due to a drawdown of stockpiles in 2017 compared with a buildup of stockpiles in 2016.

Amortisation and depreciation

Amortisation and depreciation is calculated on the units-of-production method and is based on current gold production as a percentage of total expected gold production over the lives of the different mines.

The table below depicts the changes from 31 December 2016 to 31 December 2017 for proven and probable managed gold and equivalent reserves and for the life-of-mine for each operation and the resulting impact on the amortisation charge in 2017. The amortisation in 2017 was based on the reserves as at 31 December 2016. The life-of-mine information is based on the operations’ strategic plans, adjusted for proven and probable reserve balances. In basic terms, amortisation is calculated using the life-of-mine for each operation, which is based on: (1) the proven and probable reserves for the operation at the start of the relevant year (which are taken to be the same as at the end of the prior fiscal year and using reserves); and (2) the amount of gold produced by the operation during the year. The ore reserve statement as at 31 December 2017 became effective on 1 January 2018.

	Proved and probable mineral reserves as of			Life-of-mine		Amortisation for the year ended

	31 December 2017 (’000oz)	31 December 2016 (’000oz)	31 December 2015 (’000oz)	31 December 2017 (years)	31 December 2016 (years)	31 December 2017 (US$ million)	31 December 2016 (US$ million)

South Africa region
South Deep[1]	37,400	37,300	37,300	78	79	74.2	71.5
West Africa region
Tarkwa[2]	5,900	6,100	6,700	14	15	220.0	184.4
Damang[3]	1,700	1,700	1,000	8	8	22.3	17.8
South America region
Cerro Corona[4]	3,700	2,400	2,800	13	7	130.9	115.6
Australia region
St Ives	1,600	1,700	1,500	5	5	172.3	154.0
Agnew/Lawlers	500	500	700	4	3	82.3	74.6
Granny Smith	2,200	1,700	1,300	11	9	43.5	45.0
Gruyere[5]	1,900	1,800	–	13	–	–	–
Corporate and other	–	–	–	–	–	2.7	8.6
Total reserves continuing operations[6]	54,900	53,200	51,300			748.1	671.4

[1]

As of 31 December 2015, 31 December 2016 and 31 December 2017 91.3%, 91.3% and 91.0% of mineral reserves amounting to 34.027 million ounces, 34.072 million ounces and 34.023 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to non-controlling shareholders in the South Deep operation.

[2]

As of 31 December 2015, 31 December 2016 and 31 December 2017 90% of mineral reserves amounting to 6.071 million ounces, 5.473 million ounces and 5.315 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to non-controlling shareholders in the Tarkwa operation.

[3]

As of 31 December 2015, 31 December 2016 and 31 December 2017 90% of mineral reserves amounting to 0.876 million ounces, 1.506 million ounces and 1.555 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to non-controlling shareholders in the Damang operation.

[4]

As of 31 December 2015, 31 December 2016 and 31 December 2017 99.53% of mineral reserves amounting to 2.763 million ounces, 2.356 million ounces and 3.710 million ounces of equivalent gold were attributable to Gold Fields, with the remainder attributable to non-controlling shareholders in the Cerro Corona operation.

[5]	As of 31 December 2017 mineral reserves at Gruyere represent the 50% portion attributable to Gold Fields only.

[6]

As of 31 December 2015, 31 December 2016 and 31 December 2017 reserves of 47.292 million ounces, 49.172 million ounces and 50.787 million ounces of equivalent gold, respectively, were attributable to Gold Fields, with the remainder attributable to non-controlling shareholders in the Ghanaian and Peruvian operations.

AFR-55

The Gold Fields Annual Financial Report including Governance Report 2017	54

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE
FINANCIAL STATEMENTS continued

Amortisation and depreciation from the continuing operations increased by 11% from US$671 million in 2016 to US$748 million in 2017.

At South Deep in South Africa, amortisation and depreciation decreased by 6% from R1,051 million (US$72 million) in 2016 to R989 million (US$74 million) in 2017 mainly due to a decrease in production, marginal increase in reserves and lower equipment purchases.

At the Ghanaian operations, amortisation and depreciation increased by 20% from US$202 million in 2016 to US$242 million in 2017. Tarkwa increased by 20% from US$184 million to US$220 million mainly due to a reduction in reserves as well as an increase in ore mined and stockpiled. Damang increased by 22% from US$18 million to US$22 million mainly due to increased ounces mined from the more expensive Amoanda pit.

At Cerro Corona in Peru, amortisation and depreciation increased by 13% from US$116 million in 2016 to US$131 million in 2017. This increase was due to reduction in gold and copper reserves, as well as an increase in production. In addition, the methodology for amortisation and depreciation was amended in 2017 changing to gold ounces produced from tonnes mined. Gold ounces are considered a better reflection of the pattern in which the mine’s future economic benefits are expected to be consumed by the entity in line with the declining grade over the life-of-mine.

During the year ended 31 December 2017, the Group corrected the amortisation and depreciation methodology for the mineral rights asset at the Australian operations to reduce the level of estimation required in calculating amortisation. Prior to the correction of the methodology, the total mineral rights asset capitalised at the Australian operation was amortised on a units-of-production basis over a useful life that exceeded proved and probable reserves. The amortisation methodology was revised in order to divide the total mineral rights asset capitalised at the respective operations into a depreciable and a non-depreciable component. The mineral rights are initially capitalised to the mineral rights asset as a non-depreciable component.

Annually, as part of the preparation of the updated reserve and resource statement and preparation of the updated life-of-mine plan, a portion of resources will typically be converted to reserves as a result of ongoing resource definition drilling, resultant geological model updates and subsequent mine planning. Based on this conversion of resources to reserves a portion of the historic cost is allocated from the non-depreciable component of the mineral rights asset to the depreciable component of the mineral rights asset. Therefore, the category of non-depreciable mineral rights asset is expected to reduce and will eventually be fully allocated within the depreciable component of the mineral rights asset.

Each operation typically comprises a number of mines and the depreciable component of the mineral rights asset is therefore allocated on a mine-by-mine basis at the operation and is amortised over the estimated proved and probable ore reserves of the respective mine on the units-of-production method. The remaining non-depreciable component of the mineral rights asset is not depreciated but, in combination with the depreciable component of the mineral rights asset and other assets included in the cash-generating unit, is evaluated for impairment when events and changes in circumstances indicate that the carrying amount may not be recoverable.

At 1 January 2017, as a result of this correction of methodology, management identified an understatement of the amortisation and depreciation charge in prior periods. The understatement has been corrected by restating each of the affected financial statement line items for prior periods (refer note 40 of the consolidated financial statements for further details).

As a result of the correction of the methodology, the amortisation and depreciation at the Australian operations in 2016 increased by 3% from A$358 million (US$267 million) to A$368 million (US$274 million). At St Ives, amortisation and depreciation increased by 7% from A$194 million (US$145 million) to A$207 million (US$154 million). Agnew/Lawlers decreased by 3% from A$103 million (US$77 million) to A$100 million (US$75 million). Amortisation and depreciation at Granny Smith remained flat at A$61 million (US$45 million).

At the Australian operations, amortisation and depreciation increased by 5%, from A$368 million (US$274 million) in 2016 to A$388 million (US$298 million) in 2017. At St Ives, amortisation and depreciation increased by 8% from A$207 million (US$154 million) in 2016 to A$223 million (US$172 million) in 2017 due to a decrease in reserves. Agnew/Lawlers increased by 8% from A$100 million (US$75 million) in 2016 to A$108 million (US$82 million) in 2017 mainly due to a decrease in reserves. At Granny Smith, amortisation and depreciation decreased by 7% from A$61 million (US$45 million) to A$57 million (US$44 million) due to lower production as well as an increase in reserves.

AFR-56

55	The Gold Fields Annual Financial Report including Governance Report 2017

All-in sustaining and total all-in costs

The following table sets out for each operation and the Group, total gold sales in ounces, all-in sustaining costs and total all-in costs, net of by-product revenue, in US$/oz for 2017 and 2016:

	2017			2016

Figures in thousands unless otherwise stated	Gold only ounces sold	All-in sustaining costs – US$/oz	Total all-in costs – US$/oz	Gold only ounces sold	All-in sustaining costs – US$/oz	Total all-in costs – US$/oz

South Deep	281.8	1,340	1,400	289.4	1,207	1,234
South African operation	281.8	1,340	1,400	289.4	1,207	1,234
Tarkwa	566.4	940	940	568.1	959	959
Damang	143.6	1,027	1,827	147.7	1,254	1,254
Ghanaian operations	710.0	958	1,119	715.8	1,020	1,020
Cerro Corona[1]	164.7	203	203	149.1	499	499
Peruvian operation	164.7	203	203	149.1	499	499
St Ives	363.9	916	916	362.9	949	949
Agnew/Lawlers	241.2	977	977	229.3	971	971
Granny Smith	290.3	896	896	283.8	834	834
Australian operations	895.4	926	926	876.0	917	917
Corporate and other	—	10	81	—	7	31
Continuing operations	2,051.9	945	1,081	2,030.4	972	998
All-in costs are calculated in accordance with the World Gold Council Industry standard. Refer to pages 38 to 46 for detailed calculations and discussion of non-IFRS measures.

[1]	Gold sold at Cerro Corona excludes copper equivalents of 149,100 ounces in 2017 and 119,800 ounces in 2016.

Figures above may not add as they are rounded independently.

AISC and AIC

AISC net of by-product revenues from continuing operations decreased by 3% from US$972 per ounce of gold in 2016 to US$945 per ounce of gold in 2017, mainly due to higher by-product credits, lower royalties, a higher gold inventory credit, higher gold sold and lower sustaining capital expenditure, partially offset by higher cost of sales before gold inventory change and amortisation and depreciation. AIC net of by-product revenues from continuing operations increased by 8% from US$998 per ounce of gold in 2016 to US$1,081 per ounce of gold in 2017 due to higher non-sustaining capital expenditure and higher exploration, feasibility and evaluation costs.

At South Deep in South Africa, all-in sustaining costs increased by 1% from R570,303 per kilogram (US$1,207 per ounce) in 2016 to R574,406 per kilogram (US$1,340 per ounce) in 2017 mainly due to lower gold sold and higher cost of sales before gold inventory change and amortisation and depreciation, partially offset by lower sustaining capital expenditure and a higher gold inventory credit. The total all-in costs increased by 3% from R583,059 per kilogram (US$1,234 per ounce) in 2016 to R600,109 per kilogram (US$1,400 per ounce) in 2017 due to the same reasons as for all-in sustaining costs as well as higher non-sustaining capital expenditure.

At the Ghanaian operations, all-in sustaining costs decreased by 6% from US$1,020 per ounce in 2016 to US$958 per ounce in 2017 mainly due to lower cost of sales before gold inventory change and amortisation and depreciation, a higher gold inventory credit and lower sustaining capital expenditure, partially offset by lower gold sold. All-in costs increased by 10% from US$1,020 per ounce in 2016 to US$1,119 per ounce in 2017 mainly due to non-sustaining capital expenditure of US$115 million on the Damang reinvestment project compared to US$nil in 2016. At Tarkwa, all-in sustaining costs and total all-in costs decreased by 2% from US$959 per ounce in 2016 to US$940 per ounce in 2017 due to a higher gold inventory credit, partially offset by higher cost of sales before gold inventory change and amortisation and depreciation, higher sustaining capital expenditure and lower gold sold. At Damang, all-in sustaining costs decreased by 18% from US$1,254 per ounce in 2016 to US$1,027 per ounce in 2017 due to lower cost of sales before gold inventory change and amortisation and depreciation and lower sustaining capital expenditure, partially offset by lower gold sold and a gold inventory charge to cost. At Damang, all-in costs increased by 46% from US$1,254 per ounce in 2016 to US$1,827 per ounce in 2017 mainly due to non-sustaining capital expenditure of US$115 million on the Damang reinvestment project.

AFR-57

The Gold Fields Annual Financial Report including Governance Report 2017	56

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE
FINANCIAL STATEMENTS continued

At Cerro Corona in Peru, all-in sustaining costs and total all-in costs decreased by 59% from US$499 per ounce in 2016 to US$203 per ounce in 2017 mainly due to higher by-product credits, lower sustaining capital expenditure and higher gold sold, partially offset by higher cost of sales before gold inventory change and amortisation and depreciation and a gold inventory charge to costs. All-in sustaining costs and total all-in costs per equivalent ounce decreased by 12% from US$762 per equivalent ounce to US$673 per equivalent ounce mainly due to the same reasons as above.

At the Australian operations, all-in sustaining costs and total all-in costs decreased by 2% from A$1,231 per ounce (US$917 per ounce) in 2016 to A$1,210 per ounce (US$926 per ounce) in 2017 mainly due to higher gold sold and a higher gold inventory credit, partially offset by higher cost of sales before gold inventory change and amortisation and depreciation and higher capital expenditure. At St Ives, all-in sustaining costs and total all-in costs decreased by 6% from A$1,273 per ounce (US$949 per ounce) in 2016 to A$1,198 per ounce (US$916 per ounce) in 2017 due to lower cost of sales before gold inventory change and amortisation and depreciation, a higher gold inventory credit and higher gold sold, partially offset by higher capital expenditure. At Agnew, all-in sustaining costs and total all-in costs decreased by 2% from A$1,301 per ounce (US$971 per ounce) in 2016 to A$1,276 per ounce (US$977 per ounce) in 2017 due to higher gold sold, partially offset by higher cost of sales before gold inventory change and amortisation and depreciation and higher capital expenditure. At Granny Smith, all-in sustaining costs and total all-in costs increased by 5% from A$1,119 per ounce (US$834 per ounce) in 2016 to A$1,171 per ounce (US$896 per ounce) in 2017 mainly due to higher cost of sales before gold inventory change and amortisation and depreciation and a gold inventory charge to costs compared to a credit to costs in 2016, partially offset by higher gold sold and lower capital expenditure.

Investment income

Income from investments decreased by 25% from US$8 million in 2016 to US$6 million in 2017. The decrease was mainly due to lower cash balances at the international operations in 2017.

The investment income in 2017 of US$6 million comprised US$1 million interest on monies invested in the South African rehabilitation trust fund and US$5 million interest on other cash and cash equivalent balances.

The investment income in 2016 of US$8 million comprised US$1 million interest on monies invested in the South African rehabilitation trust fund and US$7 million interest on other cash and cash equivalent balances.

Interest received on the South African rehabilitation trust fund remained flat at US$1 million.

Interest on other cash balances decreased by 29% from US$7 million in 2016 to US$5 million in 2017 mainly due to lower cash balances at the international operations in 2017.

Finance expense

Finance expense increased by 4% from US$78 million in 2016 to US$81 million in 2017.

The finance expense of US$81 million in 2017 comprised US$12 million relating to the accretion of the environmental rehabilitation liability, US$1 million relating to the unwinding of the silicosis provision and US$91 million on various Group borrowings, partially offset by borrowing costs capitalised of US$23 million.

The finance expense of US$78 million in 2016 comprised US$11 million relating to the accretion of the environmental rehabilitation liability and US$82 million on various Group borrowings, partially offset by borrowing costs capitalised of US$15 million.

The environmental rehabilitation liability accretion expense increased by 9% from US$11 million in 2016 to US$12 million in 2017 mainly due to marginally higher present values of the rehabilitation liabilities and an increase in discount rates used in unwinding in Ghana.

Capitalised interest increased by 53% from US$15 million in 2016 to US$23 million in 2017 due to higher borrowings. This interest was capitalised in terms of IAS 23 Borrowing Cost. IAS 23 requires capitalisation of borrowing costs whenever general borrowings are used to finance qualifying projects. The qualifying projects were South Deep’s mine development (US$20 million), Damang reinvestment project (US$2 million) and the Gruyere project (US$1 million). South Deep was the only qualifying project in 2016. An average interest capitalisation rate of 5.3% (2016: 4.7%) was applied.

AFR-58

57	The Gold Fields Annual Financial Report including Governance Report 2017

Below is an analysis of the components making up the interest on the various Group borrowings, stated on a comparative basis:

	2017 US$ million	2016 US$ million

Interest on borrowings to fund capital expenditure and operating costs at the
South African operation	12	6
Interest on US$1 billion notes issue	43	44
Interest on US$70 million revolving senior secured credit facility	1	2
Interest on US$100 million revolving senior secured credit facility	2	–
Interest on US$150 million revolving senior secured credit facility (old)	2	3
Interest on US$150 million revolving senior secured credit facility (new)	1	–
Interest on US$1,510 million term loan and revolving credit facilities	–	12
Interest on US$1,290 million term loan and revolving credit facilities	27	14
Other interest charges	3	1
	91	82

Interest on borrowings to fund capital expenditure and operating costs at the South African operation increased from US$6 million in 2016 to US$12 million in 2017 due to drawdowns of South African borrowings in 2017.

Interest on the US$1 billion notes issue decreased marginally from US$44 million in 2016 to US$43 million in 2017.

Interest on the US$70 million senior secured revolving credit facility decreased from US$2 million in 2016 to US$1 million in 2017. The decrease is due to the US$70 million revolving senior secured credit facility being cancelled and refinanced through the US$100 million revolving senior secured credit facility on 21 July 2017. Interest on the US$100 million term revolving senior secured credit facility from the date of refinancing was US$2 million.

Interest on the US$150 million revolving senior secured credit facility (old) decreased from US$3 million in 2016 to US$2 million in 2017. The decrease is due to the US$150 million revolving senior secured credit facility being cancelled and refinanced through the US$150 million revolving senior secured credit facility (new) on 22 September 2017. Interest on the US$150 million revolving senior secured credit facility (new) from the date of refinancing was US$1 million.

Interest on the US$1,510 million term loan and revolving credit facilities decreased from US$12 million in 2016 to US$nil in 2017. The decrease is due to the US$1,510 million term loan and revolving credit facilities being cancelled and refinanced through the US$1,290 million term loan and revolving credit facilities on 6 June 2016.

Interest on the US$1,290 million term loan and revolving credit facilities increased from US$14 million in 2016 to US$27 million in 2017. The increase is due to the interest charge being for five months in 2016 compared to 12 months in 2017.

AFR-59

The Gold Fields Annual Financial Report including Governance Report 2017	58

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE
FINANCIAL STATEMENTS continued

Gain on financial instruments

The gain on financial instruments increased by 143% from US$14 million in 2016 to US$34 million in 2017.

	2017 US$ million	2016 US$ million

South Deep gold hedge	11	–
Australia gold hedge	15	–
Ghana oil hedge	9	–
Australia oil hedge	5	–
Peru copper hedge	(6)	–
South Deep currency hedge	–	14
	34	14

South Deep gold hedge

In November 2017, South Deep entered into zero-cost collars for the period January 2018 to December 2018 for 63,996 ounces of gold. The strike prices are R600,000 per kilogram on the floor and R665,621 per kilogram on the cap. At 31 December 2017, the mark-to-market value of the hedge was a positive R137 million (US$11 million).

Australia gold hedge

In April 2017 and June 2017, the Australian operations entered into a combination of zero-cost collars and forward sales transactions for the period July 2017 to December 2017 for 295,000 ounces of gold. The average strike prices on the collars were A$1,695.9 on the floor and A$1,754.2 on the cap. The average forward price was A$1,719.9. At 31 December 2017, there were no open positions and the total realised gain was US$15 million.

Ghana oil hedge

In May 2017 and June 2017, the Ghanaian operations entered into fixed price ICE Gasoil cash settled swap transaction for a total of 125.8 million litres of diesel for the period June 2017 to December 2019. The average swap price is US$457.2 per metric tonne (equivalent US$61.4 per barrel). At the time of the transactions, the average Brent swap equivalent over the tenor was US$49.8 per barrel. At 31 December 2017, the mark-to-market value on the hedge was a positive US$9 million.

Australia oil hedge

In May 2017 and June 2017, the Australian operations entered into fixed price Singapore 10ppm Gasoil cash settled swap transactions for a total of 77.5 million litres of diesel for the period June 2017 to December 2019. The average swap price is US$61.15 per barrel. At the time of the transactions, the average Brent swap equivalent over the tenor was US$49.92 per barrel. At 31 December 2017, the mark-to-market value on the hedge was a positive US$5 million.

Peru copper hedge

In July 2017, Peru entered into zero-cost collars for the period August 2017 and December 2017 for 8,250 tonnes of copper. The average floor price was US$5,867 per tonne and the average cap was US$6,300 per tonne. The total realised loss was US$3 million.

In November 2017, further zero-cost collars were entered into for the period January 2018 to December 2018. A total volume of 29,400 tonnes was hedged, at an average floor price of US$6,600 per tonne and an average cap price of US$7,431 per tonne. At 31 December 2017, the mark-to-market value on the hedge was a negative US$3 million.

South Deep currency hedge

On 25 February 2016, South Deep entered into US$/Rand forward exchange contracts for a total delivery of US$69.8 million starting at July 2016 to December 2016. The average forward rate achieved over the six-month period was R16.8273. The hedge was delivered into in July and August and the balance closed out in September 2016. The average rate achieved on delivery and close out was R13.8010, resulting in a positive cash flow of US$14 million.

AFR-60

59	The Gold Fields Annual Financial Report including Governance Report 2017

Hedges entered into subsequent to year-end

Ghana gold hedge

In January 2018, 409,000 ounces of gold were hedged by the Ghanaian operations for the period January 2018 to December 2018 using zero cost collars with an average floor price of US$1,300.00 per ounce and an average cap price of US$1,409.34 per ounce.

Australia gold hedge

In February and March 2018, the Australian operations entered into a combination of forward sales agreements and zero-cost collars for the period February 2018 to December 2018 for 321,000 ounces of gold. The average forward price on 221,000 ounces is A$1,713.83 per ounce and on 100,000 ounces the cap price is A$1,750 per ounce and the floor price is A$1,700 per ounce.

Foreign exchange loss

The foreign exchange loss decreased by 33% from US$6 million in 2016 to US$4 million in 2017.

These gains and losses on foreign exchange related to the conversion of offshore cash holdings into their functional currencies. The exchange loss of US$4 million was due to the weakening of the Ghanaian Cedi and the strengthening of the Australian Dollar, while US$6 million in 2016 were mainly due to the weakening of the Ghanaian Cedi.

Other costs, net

Other costs, net increased by 12% from US$17 million in 2016 to US$19 million in 2017.

The costs in 2017 are mainly made up of:

●	Social contributions and sponsorships of US$20 million;
●	Offshore structure costs of US$11 million;
●	Corporate related costs of US$1 million;
●	Rehabilitation income of US$14 million as a result of changes in estimates relating to the provision for environmental rehabilitation costs recognised in profit or loss.

The costs in 2016 are mainly made up of:

●	Social contributions and sponsorships of US$19 million;
●	Facility charges of US$8 million on borrowings;
●	Offshore structure costs of US$9 million;
●	Corporate related costs of US$4 million;
●	GFA margin improvement project of US$5 million;
●	Profit of US$18 million on the buy-back of notes; and
●	Rehabilitation income of US$10 million as a result of changes in estimates relating to the provision for environmental rehabilitation costs recognised in profit or loss.

Share-based payments

Gold Fields recognises the cost of share options granted (share-based payments) in terms of IFRS 2 Share-based payment.

Gold Fields has adopted appropriate valuation models (Black-Scholes and Monte Carlo simulation) to fair value share-based payments. The value of the share options is determined at the grant date of the options and depending on the rules of the plan expensed on a straight-line basis over a three-year vesting period, adjusted for forfeitures as appropriate.

Share-based payments increased by 93% from US$14 million in 2016 to US$27 million in 2017. The corresponding entry for the share-based payment expense was the share-based payment reserve within shareholders’ equity.

The charge in 2017 related to a new allocation in 2017 in addition to the 2016 allocation, as well as positive mark-to-market adjustments relating to the free cash flow margin portion of the awards. The charge in 2016 related only to the 2016 share-based payment allocation and a marginal positive mark-to-market adjustment.

Long-term incentive plan expense

Gold Fields recognises the long-term incentive plan expense in terms of IAS 19 Employee benefits.

On 1 March 2014, the Remuneration Committee approved the Gold Fields Limited long-term incentive plan (“LTIP”). The plan provides for executive directors, certain officers and employees to receive a cash award conditional on the achievement of specified performance conditions relating to total shareholder return and free cash flow margin. The conditions are assessed over the performance cycle which runs over three calendar years. The expected timing of the cash outflows in respect of each grant is at the end of three years after the original award was made.

AFR-61

The Gold Fields Annual Financial Report including Governance Report 2017	60

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE
FINANCIAL STATEMENTS continued

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

No allocations were made under the LTIP in 2016 and 2017 following the introduction of the revised Gold Fields Limited 2012 share plan.

The LTIP expense decreased by 55% from US$11 million in 2016 to US$5 million in 2017. The decrease was due to negative mark-to-market adjustments relating to the share price portion of the incentive scheme as well as expensing of only one LTIP allocation in 2017 due to the scheme coming to an end. The charge in 2016 related to two LTIP allocations and negative mark-to-market adjustments.

Exploration expense

The exploration expense increased by 28% from US$86 million in 2016 to US$110 million in 2017.

	2017 US$ million	2016 US$ million

Australia	52	42
Salares Norte	53	39
Arctic Platinum Project (“APP”)	1	1
Exploration office costs	4	5
Total exploration expense	110	86

In 2017, Australia spent US$75 million on exploration of which US$52 million was expensed in the income statement.

In 2016, Australia spent US$69 million on exploration of which US$42 million was expensed in the income statement.

Share of results of equity accounted investees, net of taxation

Share of results of equity accounted investees, net of taxation decreased by 50% from a loss of US$2 million in 2016 to a loss of US$1 million in 2017 and related mainly to activities at FSE.

During 2017, Gold Fields equity accounted for Far South East Resources Incorporated (“FSE”) and Maverix Metals Incorporated (“Maverix”). During 2016, Gold Fields accounted for FSE only.

FSE’s share of results of equity accounted investees, net of taxation decreased by 50% from a loss of US$2 million in 2016 to a loss of US$1 million in 2017.

On 23 December 2016, Gold Fields sold a portfolio of 11 producing and non-producing royalties to Maverix in exchange for 42.85 million common shares and 10.0 million common share purchase warrants of Maverix. The share of results of equity accounted investees, net of taxation for Maverix was US$nil for 2017, representing 27.9% (2016: 32.3%) shareholding.

Restructuring costs

Restructuring costs decreased by 25% from US$12 million in 2016 to US$9 million in 2017. The cost in 2017 relates mainly to separation packages in South Deep, Damang (related to the conversion from owner to contractor mining implemented in 2017) and Tarkwa and the cost in 2016 relates mainly to separation packages in Damang and Granny Smith.

Silicosis settlement costs

Silicosis settlement costs were US$30.2 million in 2017 compared to US$nil in 2016.

A consolidated application was brought against several South African mining companies, including Gold Fields, for certification of a class action on behalf of current or former mineworkers (and their dependants) who have allegedly contracted silicosis and/or tuberculosis while working for one or more of the mining companies listed in the application.

During 2017, as a result of the ongoing work of the Working Group (refer note 34 of the consolidated financial statements for further details) and engagements with affected stakeholders since 31 December 2016, Gold Fields provided an amount of US$30 million for its share of the estimated cost in relation to the Working Group of a possible settlement of the class action claims and related costs. The nominal value of this provision was US$41 million.

AFR-62

61	The Gold Fields Annual Financial Report including Governance Report 2017

Impairment, net of reversal of impairment of investments and assets

Impairment, net of reversal of impairment of investments and assets increased by 160% from US$77 million in 2016 to US$200 million in 2017.

	2017 US$ million	2016 US$ million

Cerro Corona redundant assets	1	–
Tarkwa mining fleet	7	–
Damang Rex pit assets	4	–
South Deep goodwill	278	–
Listed and unlisted investments	4	–
Cerro Corona CGU	(53)	66
APP	(39)	–
Damang mining fleet	–	2
Damang write down to net realisable value	–	8
	200	77

The impairment charge of US$200 million in 2017 comprises:

●	US$1 million impairment of redundant assets at Cerro Corona;
●	US$7 million asset specific impairment at Tarkwa, relating to aged, high maintenance and low effectiveness mining fleet that is no longer used;
●

US$4 million asset specific impairment at Damang, relating to all assets at the Rex pit. Following a series of optimisations, the extensional drilling, completed in 2017, failed to deliver sufficient tonnages at viable grades to warrant further work;

●

US$278 million cash-generating unit impairment at South Deep, the impairment is due to a reduction in the gold price assumptions, a lower resource price and a deferral of production. The main assumptions used were

–	Gold price of R525,000 per kilogram;
–	Resource price of US$17 per ounce at a Rand/US$ exchange rate of R12.58;
–	Resource ounces of 29.0 million ounces;
–	Life-of-mine of 77 years.
–	Discount rate of 13.5% nominal.
●	US$4 million impairment of listed and unlisted investments.

The above were partially offset by the following reversal of impairments:

●

US$53 million reversal of cash-generating unit impairment at Cerro Corona. The reversal of the impairment is due to a higher net present value due to the completion of a pre-feasibility study in 2017 extending the life-of-mine from 2023 to 2030 by optimising the tailings density and increasing the tailings capacity by using in-pit tailings after mining activities end. The main assumptions used were:

–	Gold price of US$1,200 per ounce for 2018 and US$1,300 per ounce for 2019 onwards;
–	Copper price of US$2.50 per pound for 2018 and US$2.80 per pound for 2019 onwards;
–	Resource price of US$41 per ounce;
–	Life-of-mine of 13 years; and
–	Discount rate of 4.8%.
●

US$39 million reversal of APP impairment. During 2017, active marketing activities continued for APP and as a result, a sale agreement was completed comprising a purchase offer of US$40 million cash and a 2% net smelter refiner royalty on all metals. As a result, the impairment previously recorded, was reversed up to the value of the selling price.

The impairment charge of US$77 million in 2016 comprises:

●	US$2 million asset specific impairment at Damang, relating to inoperable mining fleet that is no longer used under the current life-of-mine plan;
●

US$8 million write down of assets held for sale. Following the Damang re-investment plan, a decision was taken to sell certain mining fleet assets and related spares. The sale of the assets was concluded during 2017. As a result, the assets were classified as held for sale and valued at the lower of fair value less costs of disposal (“FVLCOD”) or carrying value which resulted in an impairment; and

●

US$66 million cash-generating unit impairment at Cerro Corona. The impairment was due to the reduction in gold and copper reserves due to depletion, a decrease in the gold and copper price assumptions for 2017 and 2018, a lower resource price and an increase in the Peru tax rate from 2017 onwards.

Profit on disposal of investments

The profit on the disposal of investments was US$nil in 2017 compared with US$2 million in 2016.

AFR-63

The Gold Fields Annual Financial Report including Governance Report 2017	62

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE
FINANCIAL STATEMENTS continued

The profit on disposal of investments of US$2 million in 2016 related mainly the profit on disposal of shares in Sibanye Gold Limited.

Profit/(loss) on disposal of assets

Profit on disposal of assets decreased by 92% from US$48 million in 2016 to US$4 million in 2017.

The major disposals in 2017 related mainly to the sale of redundant assets at Agnew and Tarkwa.

Profit on disposal of assets of US$48 million in 2016 related to the sale of royalties as part of the Maverix transaction.

Royalties

Royalties decreased by 21% from US$78 million in 2016 to US$62 million in 2017 and are made up as follows:

	2017 US$ million	2016 US$ million

South Africa	2	2
Ghana	27	44
Peru	5	5
Australia	28	27
	62	78

The royalty in South Africa remained flat at US$2 million.

The royalty in Ghana decreased by 39% from US$44 million in 2016 to US$27 million in 2017 due to the introduction in 2017 of a sliding scale for royalty rates, linked to the prevailing gold price. The royalty rate per the sliding scale for 2017 was 3% (2016: fixed at 5% of total revenue earned from minerals obtained).

The royalty in Peru remained flat at US$5 million.

The royalty in Australia decreased in Australian Dollar terms from A$39 million in 2016 to A$36 million in 2017, however, increased in United States Dollar terms due to the strengthening of the Australian Dollar against the United States Dollar.

Mining and income tax

Mining and income tax charge decreased by 9% from US$190 million in 2016 to US$173 million in 2017.

As a result of the correction of the amortisation and depreciation methodology at the Australian operations, mining and income tax in 2016 decreased by 1% from US$192 million to US$190 million.

The table below indicates Gold Fields’ effective tax rate in 2017 and 2016:

	2017	2016

Income and mining tax charge – US$ million	(173)	(190)
Effective tax rate – %	113.6	53.0

In 2017, the effective tax rate of 113.6% was higher than the maximum South African mining statutory tax rate of 34% mainly due to the tax effect of the following:

●	US$19 million adjustment to reflect the actual realised company tax rates in South Africa and offshore;
●	US$13 million deferred tax assets not recognised on reversal of impairment of APP;
●	US$5 million deferred tax movement on Peruvian Nuevo Sol devaluation against US Dollar;
●	US$7 million utilisation of tax losses not previously recognised at Damang; and
●	US$20 million deferred tax assets recognised at Cerro Corona and Damang.

The above were offset by the following tax-effected charges:

●	US$29 million non-deductible charges comprising share-based payments (US$9 million) and exploration expense (US$20 million);
●	US$24 million non-deductible interest paid;
●	US$95 million impairment of South Deep goodwill;
●	US$13 million deferred tax assets not recognised at Cerro Corona and Damang;
●	US$5 million of net non-deductible expenditure and non-taxable income;
●	US$10 million deferred tax raised on unremitted earnings at Tarkwa; and
●	US$5 million of various Peruvian non-deductible expenses.

AFR-64

63	The Gold Fields Annual Financial Report including Governance Report 2017

In 2016, the effective tax rate of 53.0% was higher than the maximum South African mining statutory tax rate of 34% mainly due to the tax effect of the following:

●	US$22 million adjustment to reflect the actual realised company tax rates in South Africa and offshore;
●	US$9 million deferred tax released on the reduction of corporate tax rate at the Ghanaian operations, partially offset by the increase in tax rate at Cerro Corona;
●	US$6 million non-taxable profit on the buy-back of notes; and
●	US$1 million non-taxable profit on disposal of investments.

The above were offset by the following tax-effected charges:

●	US$20 million non-deductible charges comprising share-based payments (US$5 million) and exploration expense (US$15 million);
●	US$24 million non-deductible interest paid;
●	US$1 million deferred tax charge on Peruvian Nuevo Sol devaluation against US Dollar;
●	US$35 million deferred tax assets not recognised at Cerro Corona and Damang;
●	US$10 million of net non-deductible expenditure and non-taxable income;
●	US$1 million of non-deductible share of results of associates after taxation; and
●	US$8 million of various Peruvian non-deductible expenses.

(Loss)/profit from continuing operations

As a result of the factors discussed above, a loss from continuing operations of US$21 million in 2017 compared with a profit from continuing operations of US$168 million in 2016.

As a result of the correction of the amortisation and depreciation methodology at the Australian operations, the profit from continuing operations in 2016 decreased by 3% from US$173 million to US$168 million.

DISCONTINUED OPERATIONS

Profit from discontinued operations, net of tax

Profit from discontinued operations was US$13 million in 2017 compared to US$1 million in 2016.

The main reason for the increase was the profit on disposal of Darlot of US$24 million (US$16 million after tax) partially offset by the loss from operating activities relating to nine months to 30 September 2017 (disposal date) of US$3 million in 2017 as compared to profit from operating activities of US$1 million in 2016.

Revenue decreased by 41% from US$83 million in the 12 months to December 2016 to US$49 million in the nine months to September 2017. Gold sales decreased by 41% from 66,400 ounces for the 12 months to December 2016 to 39,200 ounces for the nine months to September 2017 due to lower grades mined and a three-month shorter period accounted for in 2017.

Cost of sales before gold inventory change and amortisation and depreciation decreased by 21% from A$77 million (US$57 million) in the 12 months to December 2016 to A$61 million (US$46 million) for the nine months to September 2017 due to a three-month shorter period in 2017.

In terms of gold inventory change, the charge to costs of A$1 million (US$1 million) for the nine months to September 2017 compared with A$1 million (US$nil million) for the 12 months to December 2016.

Amortisation and depreciation decreased by 79% from A$19 million (US$14 million) for the 12 months to December 2016 to A$4 million (US$4 million) to the nine months to September 2017 due to a lower property, plant and equipment balance at end of 2016 due to limited life-of-mine as well as a three-month shorter period accounted for in 2017.

Other costs decreased by 71% from US$7 million in 2016 to US$2 million in 2017 in line with reduction of activities.

Royalties decreased by 50% from US$2 million in 2016 to US$1 million in 2017 in line with lower revenue on which they are calculated.

Mining and income tax increased by 500% from US$1 million in 2016 to US$6 million in 2017 due to the taxation charge on the profit realised on disposal of Darlot of US$24 million.

AISC and AIC – Discontinued operation

At the discontinued operation, Darlot, all-in sustaining costs and total all-in costs increased by 13% from A$1,662 per ounce (US$1,238 per ounce) in for the 12 months in 2016 to A$1,874 per ounce (US$1,432 per ounce) for the nine months to December 2017 due to lower gold sold and a higher gold inventory charge to costs compared to a credit to costs in 2016, partially offset by lower cost of sales before gold inventory change and amortisation and depreciation and lower capital expenditure.

AFR-65

The Gold Fields Annual Financial Report including Governance Report 2017	64

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE
FINANCIAL STATEMENTS continued

(Loss)/profit for the year (continuing and discontinued operations)

A loss of US$8 million in 2017 compared with a profit of US$169 million in 2016.

As a result of the correction of the amortisation and depreciation methodology at the Australian operations, the profit for the year in 2016 decreased by 3% from US$174 million to US$169 million.

(Loss)/profit attributable to owners of the parent

A loss attributable to owners of the parent of US$19 million in 2017 compared to a profit of US$158 million in 2016.

The loss attributable to owners of the parent of US$19 million in 2017 comprised US$32 million loss attributable to owners of the parent from continuing operations and US$13 million profit attributable to owners of the parent from discontinued operations.

The profit attributable to owners of the parent of US$158 million in 2016 comprised US$157 million profit attributable to owners of the parent from continuing operations and US$1 million profit attributable to owners of the parent from discontinued operations.

Profit attributable to non-controlling interests

Profit attributable to non-controlling interests remained flat at US$11 million.

The non-controlling interest consists of Gold Fields Ghana (Tarkwa) and Abosso Goldfields (Damang) at 10% each at the end of 2017 and 2016 and Gold Fields La Cima (Cerro Corona) at 0.47% at the end of 2017 and 2016.

The amount making up the non-controlling interest is shown below:

	2017 Minority interest Effective*	2016 Minority interest Effective*	2017 US$ million	2016 US$ million

Gold Fields Ghana Limited – Tarkwa	10.0%	10.0%	9	12
Abosso Goldfields – Damang	10.0%	10.0%	2	(1)
Gold Fields La Cima – Cerro Corona	0.47%	0.47%	–	–
			11	11

*	Average for the year.

(Loss)/earnings per share from continuing operations

As a result of the above, Gold Fields loss of US$0.04 per share from continuing operations in 2017 compared with earnings of US$0.19 per share from continuing operations in 2016.

Earnings per share from discontinued operations

Earnings of US$0.02 per share from discontinued operations in 2017 compared with US$0.00 earnings per share from discontinued operations in 2016.

RESULTS FOR THE YEAR – Years ended 31 December 2016 and 31 December 2015

Profit/(loss) attributable to owners of the parent from continuing operations was a profit of US$158 million (or US$0.19 per share) for 2016 compared to a loss of US$247 million (or US$0.31 per share) for 2015. The reasons for this increase are discussed below.

CONTINUING OPERATIONS

Revenue

Revenue increased by 9% from US$2,454 million in 2015 to US$2,666 million in 2016.

The increase in revenue was mainly due to the increase of 9% from US$1,140 per equivalent ounce in 2015 to US$1,241 per equivalent ounce in 2016 in the average US Dollar gold price achieved by the Group. The average Rand gold price increased by 22% from R478,263 per kilogram to R584,894 per kilogram. The average Australian Dollar gold price increased by 9% from A$1,541 per ounce to A$1,675 per ounce. The average US Dollar gold price for the Ghanaian operations increased by 7% from US$1,161 per ounce in 2015 to US$1,247 per ounce in 2016. The average equivalent US Dollar gold price, net of treatment and refining charges, for Cerro Corona increased by 20% from US$996 per equivalent ounce in 2015 to US$1,199 per equivalent ounce in 2016. The average US Dollar/Rand exchange rate weakened by 16% from R12.68 in 2015 to R14.70 in 2016. The average Australian/US Dollar exchange rate was similar at A$1.00 = US$0.75.

AFR-66

65	The Gold Fields Annual Financial Report including Governance Report 2017

Gold sales decreased marginally from 2,154,900 equivalent ounces in 2015 to 2,150,000 equivalent ounces in 2016.

Gold sales at the South African operation increased by 46% from 6,160 kilograms (198,000 ounces) to 9,001 kilograms (289,400 ounces). Gold sales at the Ghanaian operations decreased by 5% from 753,900 ounces to 715,800 ounces. Gold equivalent sales at the Peruvian operation (Cerro Corona) decreased by 8% from 293,300 equivalent ounces to 268,900 equivalent ounces. At the Australian operations, gold sales decreased by 4% from 909,600 ounces to 876,000 ounces. As a general rule, Gold Fields sells all the gold it produces.

	2016			2015

	Revenue US$ million	Gold sold (’000oz)	Gold produced (’000oz)	Revenue US$ million	Gold sold (’000oz)	Gold produced (’000oz)

South Deep	358.2	289.4	290.4	232.3	198.0	198.0
Tarkwa	708.9	568.1	568.1	680.7	586.1	586.1
Damang	183.4	147.7	147.7	194.8	167.8	167.8
Cerro Corona	322.3	268.9	270.2	292.2	293.3	295.6
St Ives	452.3	362.9	362.9	431.8	371.9	371.9
Agnew/Lawlers	285.4	229.3	229.3	273.9	236.6	236.6
Granny Smith	355.8	283.8	283.8	348.4	301.1	301.1
Continuing operations	2,666.4	2,150.0	2,152.3	2,454.1	2,154.9	2,157.2

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

At Cerro Corona in Peru, copper sales increased by 6% from 28,221 tonnes to 29,905 tonnes and gold sales decreased by 6% from 158,805 ounces to 149,105 ounces. As a result gold equivalent sales decreased by 8% from 293,300 ounces to 268,900 ounces due to lower copper to gold price ratio as well as lower gold head grades treated and lower gold recovery.

At the Australian operations, gold sales at St Ives decreased by 2% from 371,900 ounces to 362,900 ounces due to lower grade or ore milled following the closure of the Cave Rocks and Athena underground mines and transition to a predominantly open pit operation. At Agnew/Lawlers, gold sales decreased by 3% from 236,600 ounces to 229,300 ounces mainly due to a reduction in ore processed. At Granny Smith, gold production decreased by 6% from 301,100 ounces to 283,800 ounces due to lower grades mined and an increase in stockpiled ore as a consequence of the timing of the December milling campaign.

Cost of sales

Cost of sales, which comprises cost of sales before gold inventory change and amortisation and depreciation, gold inventory change and amortisation and depreciation, increased by 1% from US$1,989 million in 2015 to US$2,001 million in 2016.

Cost of sales before gold inventory change and amortisation and depreciation

Cost of sales before gold inventory change and amortisation and depreciation increased marginally from US$1,372 million in 2015 to US$1,376 million in 2016.

At South Deep in South Africa, cost of sales before gold inventory change and amortisation and depreciation increased by 33% from R3,000 million (US$237 million) to R4,003 million (US$272 million). This increase of R1,003 million was mainly due to the 47% increase in production, annual salary increases, the electricity increase and an increase in employees and contractors in line with the strategy to sustainably improve all aspects of the operation and to position the mine to achieve the targets set out in the rebase plan.

AFR-67

The Gold Fields Annual Financial Report including Governance Report 2017	66

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE
FINANCIAL STATEMENTS continued

At the Ghanaian operations, cost of sales before gold inventory change and amortisation and depreciation decreased by 7% from US$519 million in 2015 to US$481 million in 2016. This decrease of US$38 million was mainly at Damang due to lower mining and consumable costs in line with the lower production. It was partially offset by increased costs at Tarkwa. At Tarkwa, cost of sales before gold inventory change and amortisation and depreciation increased by 3% from US$334 million to US$345 million and at Damang, cost of sales before gold inventory change and amortisation and depreciation decreased by 26% from US$184 million to US$136 million.

At Cerro Corona in Peru, cost of sales before gold inventory change and amortisation and depreciation of US$144 million in 2016 was similar to 2015.

At the Australian operations, cost of sales before gold inventory change and amortisation and depreciation increased by 2% from A$629 million (US$473 million) in 2015 to A$643 million (US$480 million) in 2016. At St Ives, cost of sales before gold inventory change and amortisation and depreciation remained similar at A$259 million (US$195 million). At Agnew/Lawlers, cost of sales before gold inventory change and amortisation and depreciation increased by 3% from A$190 million (US$143 million) to A$195 million (US$146 million). At Granny Smith, cost of sales before gold inventory change and amortisation and depreciation increased by 4% from A$181 million (US$136 million) to A$189 million (US$141 million) due to additional volumes.

Gold inventory change

The gold inventory credit to costs of US$46 million from 2016 compared with a charge to costs of US$26 million in 2015.

At South Deep, the gold inventory credit of Rnil (US$nil) in 2015 compared with R11 million (US$1 million) in 2016, due to gold produced not sold at year-end.

At Tarkwa, the gold inventory credit of US$7 million in 2015 compared with US$18 million in 2016, both due to a buildup of stockpiles.

At Damang, the gold inventory charge of US$2 million in 2015 compared with a credit to costs of US$nil in 2016, due to a drawdown of stockpiles and gold in circuit in 2015 compared to a buildup of gold in circuit in 2016.

At Cerro Corona, the gold inventory charge of US$1 million in 2015 compared with a credit to costs of US$4 million in 2016, due to a buildup of concentrate inventory in 2016 compared with a US$1 million drawdown in 2015.

At St Ives, the charge to costs of A$34 million (US$25 million) in 2015 compared with a credit to costs of A$15 million (US$11 million), due to a buildup on stockpiles in 2016 compared with a drawdown of stockpiles in 2015.

At Agnew, the credit to costs of A$2 million (US$1 million) in 2015 increased to A$7 million (US$5 million) in 2016, both due to a buildup of stockpiles.

At Granny Smith, the charge of A$7 million (US$5 million) in 2015 compared to a credit to costs of A$10 million (US$7 million) due to a buildup of stockpiles in 2016 compared to a drawdown of stockpiles in 2015.

Amortisation and depreciation

Amortisation and depreciation is calculated on the units-of-production method and is based on current gold production as a percentage of total expected gold production over the lives of the different mines.

AFR-68

67	The Gold Fields Annual Financial Report including Governance Report 2017

The table below depicts the changes from 31 December 2015 to 31 December 2016 for proven and probable managed gold and equivalent reserves and for the life-of-mine for each operation and the resulting impact on the amortisation charge in 2016. The amortisation in 2016 was based on the reserves as at 31 December 2015. The life-of-mine information is based on the operations’ strategic plans, adjusted for proven and probable reserve balances. In basic terms, amortisation is calculated using the life-of-mine for each operation, which is based on: (1) the proven and probable reserves for the operation at the start of the relevant year (which are taken to be the same as at the end of the prior fiscal year and using reserves); and (2) the amount of gold produced by the operation during the year. The ore reserve statement as at 31 December 2016 became effective on 1 January 2017.

	Proved and probable mineral reserves as of			Life-of-mine		Amortisation for the year ended

	31 December 2016 (’000oz)	31 December 2015 (’000oz)	31 December 2014 (’000oz)	31 December 2016 (years)	31 December 2015 (years)	31 December 2016 (US$ million)	31 December 2015 (US$ million)

South Africa region
South Deep[1]	37,300	37,300	38,000	79	81	71.5	67.9
West Africa region
Tarkwa[2]	6,100	6,700	7,500	15	16	184.4	162.3
Damang[3]	1,700	1,000	1,200	8	5	17.8	26.4
South America region
Cerro Corona[4]	2,400	2,800	3,000	7	8	115.6	100.1
Australia region
St Ives	1,700	1,500	1,800	5	5	154.0	121.6
Agnew/Lawlers	500	700	900	3	4	74.6	58.0
Granny Smith	1,700	1,300	900	9	9	45.0	53.8
Gruyere	1,800	–	–			–	–
Corporate and other	–	–	–	–	–	8.6	1.4
Total reserves[5]	53,200	51,300	53,300			671.5	591.5

[1]

As of 31 December 2014, 31 December 2015 and 31 December 2016 mineral reserves of 34.896 million ounces, 34.027 million ounces and 34.072 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to non-controlling shareholders in the South Deep operation.

[2]

As of 31 December 2014, 31 December 2015 and 31 December 2016 mineral reserves of 6.742 million ounces, 6.071 million ounces and 5.473 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to non-controlling shareholders in the Tarkwa operation.

[3]

As of 31 December 2014, 31 December 2015 and 31 December 2016 mineral reserves of 1.111 million ounces, 0.876 million ounces and 1.506 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to non-controlling shareholders in the Damang operation.

[4]

As of 31 December 2014, 31 December 2015 and 31 December 2016 mineral reserves of 2.988 million ounces, 2.763 million ounces and 2.356 million ounces of equivalent gold were attributable to Gold Fields, with the remainder attributable to non-controlling shareholders in the Cerro Corona operation.

[5]

As of 31 December 2014, 31 December 2015 and 31 December 2016 reserves of 49.468 million ounces, 47.258 million ounces and 49.116 million ounces of equivalent gold, respectively, were attributable to Gold Fields, with the remainder attributable to non-controlling shareholders in the South African, Ghanaian and Peruvian operations.

Amortisation and depreciation increased by 13% from US$592 million in 2015 to US$671 million in 2016.

At South Deep in South Africa, amortisation and depreciation increased by 22% from R861 million (US$68 million) in 2015 to R1,051 million (US$72 million) mainly due to an increase in production.

At the Ghanaian operations, amortisation and depreciation increased by 7% from US$189 million in 2015 to US$202 million in 2016. Tarkwa increased by 14% from US$162 million to US$184 million mainly due to a reduction in reserves. Damang decreased by 31% from US$26 million to US$18 million mainly due to the asset specific impairment at Damang at the end of 2015 and a decrease in production in 2016.

At Cerro Corona in Peru, amortisation and depreciation increased by 16% from US$100 million in 2015 to US$116 million in 2016. This increase is due to reduction in gold and copper reserves.

As a result of the correction of the methodology, the amortisation and depreciation of the Australian operations in 2015 increased by 3% from A$301 million (US$226 million) to A$311 million (US$233 million). At St Ives, amortisation and depreciation increased by 11% from A$146 million (US$110 million) to A$162 million (US$122 million). Agnew/Lawlers decreased by 6% from A$82 million (US$62 million) to A$77 million (US$58 million). Amortisation and depreciation at Granny Smith remained flat at A$72 million (US$54 million).

AFR-69

The Gold Fields Annual Financial Report including Governance Report 2017	68

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE
FINANCIAL STATEMENTS continued

At the Australian operations, amortisation and depreciation increased by 18%, from A$311 million (US$233 million) in 2015 to A$368 million (US$274 million) in 2016. At St Ives, amortisation and depreciation increased by 28% from A$162 million (US$122 million) in 2015 to A$207 million (US$154 million) due to a decrease in reserves. Agnew/Lawlers increased by 30% from A$77 million (US$58 million) in 2015 to A$100 million (US$75 million) mainly due to a decrease in reserves. At Granny Smith, amortisation and depreciation decreased by 15% from A$72 million (US$54 million) to A$61 million (US$45 million) due to lower production.

All-in sustaining and total all-in costs

The following table sets out for each operation and the Group, total gold sales in ounces, all-in sustaining costs and total all-in costs, net of by-product revenue, in US$/oz for 2016 and 2015:

	2016			2015

	Gold only ounces sold	All-in sustaining costs – US$/oz	Total all-in costs – US$/oz	Gold only ounces sold	All-in sustaining costs – US$/oz	Total all-in costs – US$/oz

South Deep	289.4	1,207	1,234	198.0	1,490	1,559
South African operation	289.4	1,207	1,234	198.0	1,490	1,559
Tarkwa	568.1	959	959	586.1	970	970
Damang	147.7	1,254	1,254	167.8	1,326	1,326
Ghanaian operations	715.8	1,020	1,020	753.9	1,049	1,049
Cerro Corona[1]	149.1	499	499	158.8	718	718
Peruvian operation	149.1	499	499	158.8	718	718
St Ives	362.9	949	949	371.9	969	969
Agnew/Lawlers	229.3	971	971	236.6	959	959
Granny Smith	283.8	834	834	301.1	764	764
Australian operations	875.9	917	917	909.6	899	899
GIP and Corporate	–	7	31	–	6	19
Continuing operations	2,030.2	972	998	2,020.4	1,005	1,025

All-in costs are calculated in accordance with the World Gold Council Industry standard. Refer to pages 38 to 46 for detailed calculations and discussion of non-IFRS measures.

[1]	Gold sold at Cerro Corona excludes copper equivalents of 119,800 ounces in 2016 and 134,500 ounces in 2015.

Figures above may not add as they are rounded independently.

All-in sustaining costs decreased by 3% from US$1,005 per ounce in 2015 to US$972 per ounce in 2016 mainly due to a gold in inventory credit, lower losses on commodity cost hedges and higher by-product credits, partially offset by higher cost of sales before gold inventory change and amortisation and depreciation, higher non-cash and cash remuneration and higher sustaining capital expenditure. AISC in 2015 included US$8 million of inventory written off at Damang. Total all-in costs decreased by 3% from US$1,025 per ounce in 2015 to US$998 per ounce in 2016 for the same reasons as all-in sustaining costs, as well as lower non-sustaining capital expenditure, partially offset by higher exploration, feasibility and evaluation costs.

At South Deep in South Africa, all-in sustaining costs decreased by 6% from R607,429 per kilogram (US$1,490 per ounce) to R570,303 per kilogram (US$1,207 per ounce) mainly due to increased gold sold, partially offset by higher cost of sales before gold inventory change and amortisation and depreciation and higher sustaining capital expenditure. The total all-in costs decreased by 8% from R635,622 per kilogram (US$1,559 per ounce) to R583,059 per kilogram (US$1,234 per ounce) due to the same reasons as for all-in sustaining costs as well as lower non-sustaining capital expenditure.

At the Ghanaian operations, all-in sustaining costs and total all-in costs decreased by 3% from US$1,049 per ounce in 2015 to US$1,020 per ounce in 2016 mainly due to lower cost of sales before gold inventory change and amortisation and depreciation, higher gold inventory credit and lower capital expenditure, partially offset by lower gold sold. At Tarkwa, all-in sustaining costs and total all-in costs decreased by 1% from US$970 per ounce in 2015 to US$959 per ounce in 2016 due to lower capital expenditure and higher gold inventory credit, partially offset by lower gold sold and higher cost of sales before gold inventory change and amortisation and depreciation. At Damang, all-in sustaining costs and total all-in costs decreased by 5% from US$1,326 per ounce in 2015 to US$1,254 per ounce in 2016 due to lower cost of sales before gold inventory change and amortisation and depreciation, partially offset by lower gold sold and higher capital expenditure.

AFR-70

69	The Gold Fields Annual Financial Report including Governance Report 2017

At Cerro Corona in Peru, all-in sustaining costs and total all-in costs decreased by 31% from US$718 per ounce to US$499 per ounce mainly due to higher gold inventory credit, lower sustaining capital expenditure and higher by-product credits, partially offset by lower gold sold. All-in sustaining costs and total all-in costs per equivalent ounce decreased by 2% from US$777 per equivalent ounce to US$762 per equivalent ounce mainly due to the same reasons as above.

At the Australian operations, all-in sustaining costs and total all-in costs increased by 3% from A$1,199 per ounce (US$899 per ounce) in 2015 to A$1,231 per ounce (US$917 per ounce) in 2016 mainly due to higher capital expenditure, higher cost of sales before gold inventory change and amortisation and depreciation and lower gold sold, partially offset by a higher gold inventory credit. At St Ives, all-in sustaining costs and total all-in costs decreased by 1% from A$1,287 per ounce (US$969 per ounce) in 2015 to A$1,273 per ounce (US$949 per ounce) in 2016 due to a higher gold inventory credit, lower cost of sales before gold inventory change and amortisation and depreciation, partially offset by lower gold sold and higher capital expenditure. At Agnew, all-in sustaining costs and total all-in costs increased by 2% from A$1,276 per ounce (US$959 per ounce) in 2015 to A$1,301 per ounce (US$971 per ounce) in 2016 due to lower gold sold and higher cost of sales before gold inventory change and amortisation and depreciation, partially offset by lower capital expenditure and a higher gold inventory credit. At Granny Smith, all-in sustaining costs and total all-in costs increased by 10% from A$1,017 per ounce (US$764 per ounce) in 2015 to A$1,119 per ounce (US$834 per ounce) in 2016 mainly due to lower gold sold, higher cost of sales before gold inventory change and amortisation and depreciation and higher capital expenditure, partially offset by a higher gold inventory credit.

Investment income

Income from investments increased by 33% from US$6 million in 2015 to US$8 million in 2016. The increase was mainly due to higher cash balances at the international operations in 2016.

The investment income in 2016 of US$8 million comprised US$1 million interest on monies invested in the South African rehabilitation trust fund and US$7 million interest on other cash and cash equivalent balances.

The investment income in 2015 of US$6 million comprised US$nil interest on monies invested in the South African rehabilitation trust fund and US$6 million interest on other cash and cash equivalent balances.

Interest received on the South African rehabilitation trust fund increased marginally from US$nil in 2015 to US$1 million in 2016.

Interest on other cash balances increased by 17% from US$6 million in 2015 to US$7 million in 2016 mainly due to higher cash balances at the international operations in 2016.

Finance expense

Finance expense decreased by 6% from US$83 million in 2015 to US$78 million in 2016.

The finance expense of US$78 million in 2016 comprised US$11 million relating to the accretion of the environmental rehabilitation liability and US$82 million on various Group borrowings, partially offset by borrowing costs capitalised of US$15 million.

The finance expense of US$83 million in 2015 comprised US$12 million relating to the accretion of the environmental rehabilitation liability and US$88 million on various Group borrowings, partially offset by borrowing costs capitalised of US$17 million.

The environmental rehabilitation liability accretion expense decreased from US$12 million in 2015 to US$11 million in 2016 mainly due to lower present values of the rehabilitation liabilities which resulted from an increase in discount rates used in the 2015 rehabilitation liabilities calculation.

During 2016, US$15 million (2015: US$17 million) of borrowing costs were capitalised in terms of IAS 23 Borrowing Cost. IAS 23 requires capitalisation of borrowing costs whenever general borrowings are used to finance qualifying projects. The only qualifying project was South Deep’s mine development. An average interest capitalisation rate of 4.7% (2015: 4.8%) was applied.

AFR-71

The Gold Fields Annual Financial Report including Governance Report 2017	70

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE
FINANCIAL STATEMENTS continued

Below is an analysis of the components making up the interest on the various Group borrowings, stated on a comparative basis:

	2016 US$ million	2015 US$ million

Interest on borrowings to fund capital expenditure and operating costs at the
South African operation	6	3
Interest on US$1 billion notes issue	44	50
Sibanye Gold guarantee fee	–	1
Interest on US$70 million senior secured revolving credit facility	2	2
Interest on US$150 million revolving senior secured credit facility	3	3
Interest on US$1,510 million term loan and revolving credit facilities	12	28
Interest on US$1,290 million term loan and revolving credit facilities	14	–
Other interest charges	1	1
	82	88

Interest on borrowings to fund capital expenditure and operating costs at the South African operation increased from US$3 million in 2015 to US$6 million in 2016 due to drawdowns of South African borrowings in 2016.

Interest on the US$1 billion notes issue decreased from US$50 million in 2015 to US$44 million in 2016. The decrease is due to the buy-back of notes amounting to US$148 million during 2016.

The yearly guarantee fee of US$5 million became payable to Sibanye Gold in 2013 after the unbundling of Sibanye Gold. On 24 April 2015, Sibanye Gold was released as guarantor, resulting in a pro rata guarantee fee of US$1 million in 2015.

Interest on the US$70 million senior secured revolving credit facility remained flat at US$2 million.

Interest on the US$150 million revolving senior secured credit facility remained flat at US$3 million.

Interest on the US$1,510 million term loan and revolving credit facilities decreased from US$28 million in 2015 to US$12 million in 2016. The decrease is due to the US$1,510 million term loan and revolving credit facilities being cancelled and refinanced through the US$1,290 million term loan and revolving credit facilities on 6 June 2016. Interest on the US$1,290 million term loan and revolving credit facilities from the date of refinancing was US$14 million.

Gain/(loss) on financial instruments

The gain/(loss) on financial instruments was a gain of US$14 million in 2016 compared to a loss of US$5 million in 2015.

The gain on financial instruments of US$14 million in 2016 comprised the profit on the South Deep currency hedge.

On 25 February 2016, South Deep entered into US$/Rand forward exchange contracts for a total delivery of US$69.8 million starting at July 2016 to December 2016. The average forward rate achieved over the six month period was R16.8273. The hedge was delivered into in July and August and the balance closed out in September 2016. The average rate achieved on delivery and close out was R13.8010, resulting in a positive cash flow of US$14 million.

The loss on financial instruments of US$5 million in 2015 comprised the loss on the Australian diesel hedges.

On 10 September 2014, Gold Fields Australia Proprietary Limited (“GFA”) entered into a Singapore Gasoil 10ppm cash settled swap transaction contract for a total of 136,500 barrels, effective 15 September 2014 until 31 March 2015 at a fixed price of US$115.00 per barrel. The 136,500 barrels are based on 50% of usage for the seven-month period September 2014 to March 2015. Brent Crude at the time of the transaction was US$99.10 per barrel. On 26 November 2014, GFA entered into further contracts. A contract for 63,000 barrels for the period January to March 2015 was committed at a fixed price of US$94.00 per barrel and a further 283,500 barrels was committed at a price of US$96.00 per barrel for the period April to December 2015. Brent Crude at the time of the transaction was US$78.50 per barrel. By entering into the above contracts, the Australian region hedged its full diesel requirements for 2015.

At 31 December 2015, the fair value of these oil derivative contracts was negative US$2 million. At 31 December 2016, there were no derivative contracts outstanding.

AFR-72

71	The Gold Fields Annual Financial Report including Governance Report 2017

Foreign exchange (loss)/gain

The foreign exchange (loss)/gain was a loss of US$6 million in 2016 compared to a gain of US$10 million in 2015.

These gains and losses on foreign exchange related to the conversion of offshore cash holdings into their functional currencies. The exchange loss of US$6 million was mainly due to the weakening of the Ghanaian Cedi, while the gains of US$10 million in 2015 were mainly due to the weakening of the Australian Dollar.

Other costs, net

Other costs, net decreased by 23% from US$22 million in 2015 to US$17 million in 2016.

The costs in 2016 are mainly made up of:

●	Social contributions and sponsorships of US$19 million;
●	Facility charges of US$8 million on borrowings;
●	Offshore structure costs of US$9 million;
●	Corporate related costs of US$4 million;
●	GFA margin improvement project of US$5 million;
●	Profit of US$18 million on the buy-back of notes; and
●	Rehabilitation income of US$10 million as a result of changes in estimates relating to the provision for environmental rehabilitation costs recognised in profit or loss.

The costs in 2015 are mainly made up of:

●	Social contributions and sponsorships of US$12 million;
●	Facility charges of US$2 million on borrowings;
●	Offshore structure costs of US$13 million;
●	Global compliance costs of US$4 million; and
●	Rehabilitation income of US$15 million as a result of changes in estimates relating to the provision for environmental rehabilitation costs recognised in profit or loss.

Share-based payments

Gold Fields recognises the cost of share options granted (share-based payments) in terms of IFRS 2 Share-based payment.

Gold Fields has adopted appropriate valuation models (Black-Scholes and Monte Carlo simulation) to fair value share-based payments. The value of the share options is determined at the grant date of the options and depending on the rules of the plan expensed on a straight-line basis over a three-year vesting period, adjusted for forfeitures as appropriate.

Share-based payments increased by 27% from US$11 million in 2015 to US$14 million in 2016. The corresponding entry for the above adjustments was share-based payment reserve within shareholders’ equity.

The increase in share-based payments was due to the adoption of the revised Gold Fields Limited 2012 Share Plan during 2016 to replace the Gold Fields Limited long-term incentive plan (“LTIP”).

Long-term incentive plan expense

Gold Fields recognises the long-term incentive plan expense in terms of IAS 19 Employee benefits.

On 1 March 2014, the Remuneration Committee approved the Gold Fields Limited long-term incentive plan (“LTIP”). The plan provides for executive directors, certain officers and employees to receive a cash award conditional on the achievement of specified performance conditions relating to total shareholder return and free cash flow margin. The conditions are assessed over the performance cycle which runs over three calendar years. The expected timing of the cash outflows in respect of each grant is at the end of three years after the original award was made.

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

No allocations were made under the LTIP in 2016 following the introduction of the revised Gold Fields Limited 2012 share plan.

The LTIP expense increased by 120% from US$5 million in 2015 to US$11 million in 2016. The increase was due to marked-to-market adjustments, as well as additional vestings under the plan.

AFR-73

The Gold Fields Annual Financial Report including Governance Report 2017	72

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE
FINANCIAL STATEMENTS continued

Exploration expense

The exploration expense increased by 65% from US$52 million in 2015 to US$86 million in 2016.

	2016 US$ million	2015 US$ million

Australia	42	29
Salares Norte	39	16
APP	1	1
Exploration office costs	5	6
Total exploration expense	86	52

In 2016, Australia spent US$69 million on exploration of which US$42 million was expensed in the income statement.

In 2015, Australia spent US$61 million on exploration of which US$29 million was expensed in the income statement.

Share of results of equity accounted investees, net of taxation

Share of results of equity accounted investees, net of taxation decreased by 67% from a loss of US$6 million in 2015 to a loss of US$2 million in 2016.

The decrease relates mainly to the reclassification of Hummingbird and Bezant to available-for-sale investments during 2015 and 2016, respectively, when they no longer qualified as equity-accounted investees. During 2016, Gold Fields only equity accounted for FSE.

Restructuring costs

Restructuring costs increased by 33% from US$9 million in 2015 to US$12 million in 2016. The cost in 2016 relates mainly to separation packages in Damang and Granny Smith and the cost in 2015 relates mainly to separation packages in Tarkwa and St Ives.

Impairment of investments and assets

Impairment of investments and assets decreased by 63% from US$207 million in 2015 to US$77 million in 2016.

The impairment charge of US$77 million in 2016 comprises:

●	US$2 million asset specific impairment at Damang, relating to inoperable mining fleet that is no longer used under the current life-of-mine plan;
●

US$8 million write down of assets held for sale. Following the Damang re-investment plan, a decision was taken to sell certain mining fleet assets and related spares. The sale of the assets is expected to be concluded during 2017. As a result, the assets were classified as held for sale and valued at the lower of FVLCOD or carrying value which resulted in an impairment; and

●

US$66 million cash-generating unit impairment at Cerro Corona. The impairment was due to the reduction in gold and copper reserves due to depletion, a decrease in the gold and copper price assumptions for 2017 and 2018, a lower resource price and an increase in the Peru tax rate from 2017 onwards.

The impairment charge of US$207 million in 2015 comprises:

●	US$8 million net realisable write-downs of stockpiles at Damang;
●	US$7 million impairment of redundant assets at Cerro Corona;
●	US$36 million asset specific impairment at Damang, relating to immovable mining assets that would no longer be used under the current life-of-mine;
●

US$39 million at APP. This project is valued at the lower of fair value less cost of disposal or carrying value after a decision was made to dispose of APP and it was reclassified as held for sale in 2013. The carrying value at 31 December 2014 was US$40 million based on an offer made as part of the ongoing sale process during 2014. This offer was not realised and during 2015, APP was further impaired by US$39 million to its fair value less cost of disposal;

●	US$101 million impairment of the Group’s investment in FSE to its recoverable amount;
●	US$8 million impairment of Hummingbird was recognised to adjust the carrying value of the investment to its fair value upon derecognition of the investment as an equity accounted investee; and
●	US$8 million related to impairment of listed investments (Hummingbird, Bezant and various junior exploration companies) to their fair values.

Profit on disposal of investments

The profit on the disposal of investments was US$2 million in 2016 compared with US$nil in 2015.

AFR-74

73	The Gold Fields Annual Financial Report including Governance Report 2017

The profit on disposal of investments of US$2 million in 2016 related mainly to the profit on disposal of shares in Sibanye Gold Limited.

Profit/(loss) on disposal of assets

Profit on disposal of assets was US$48 million in 2016 compared to US$nil in 2015.

Profit on disposal of assets of US$48 million in 2016 related to the sale of royalties as part of the Maverix transaction.

Royalties

Royalties increased by 5% from US$74 million in 2015 to US$78 million in 2016 and are made up as follows:

	2016 US$ million	2015 US$ million

South Africa	2	1
Ghana	44	44
Peru	5	3
Australia	27	26
	78	74

The royalty in South Africa and Australia increased in line with the increase in gold revenues.

The royalty in Ghana remained flat at US$44 million.

The royalty in Peru increased due to the higher operating margin of Cerro Corona.

Mining and income tax

Mining and income tax charge decreased by 24% from US$249 million in 2015 to US$190 million in 2016.

As a result of the correction of the amortisation and depreciation methodology at the Australian operations, mining and income tax in 2015 decreased by 1% from US$251 million to US$249 million.

The table below indicates Gold Fields’ effective tax rate in 2016 and 2015:

	2016	2015

Income and mining tax charge – US$ million	190	249
Effective tax rate – %	53.0	2,792.1

In 2016, the effective tax rate of 53.0% was higher than the maximum South African mining statutory tax rate of 34% mainly due to the tax effect of the following:

●	US$22 million adjustment to reflect the actual realised company tax rates in South Africa and offshore;
●	US$9 million deferred tax release on the reduction of corporate tax rate at the Ghanaian operations, partially offset by the increase in tax rate at Cerro Corona;
●	US$6 million non-taxable profit on the buy-back of notes; and
●	US$1 million non-taxable profit on disposal of investments.

The above were offset by the following tax-effected charges:

●	US$20 million non-deductible charges comprising share-based payments (US$5 million) and exploration expense (US$15 million);
●	US$24 million non-deductible interest paid;
●	US$1 million deferred tax charge on Peruvian Nuevo Sol devaluation against US Dollar;
●	US$35 million deferred tax assets not recognised at Cerro Corona and Damang;
●	US$10 million of net non-deductible expenditure and non-taxable income;
●	US$1 million of non-deductible share of results of associates after taxation; and
●	US$8 million of various Peruvian non-deductible expenses.

In 2015, the effective tax rate of 2,792.1% was higher than the maximum South African mining statutory tax rate of 34% mainly due to the tax effect of the following:

●	US$22 million adjustment to reflect the actual realised company tax rates in South Africa and offshore; and
●	US$5 million deferred tax release on the change of tax rate at the Peruvian operation.

AFR-75

The Gold Fields Annual Financial Report including Governance Report 2017	74

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE
FINANCIAL STATEMENTS continued

The above were offset by the following tax-effected charges:

●	US$12 million non-deductible charges comprising share-based payments (US$4 million) and exploration expense (US$8 million);
●	US$53 million non-deductible impairment charges of assets relating mainly to listed investment, Hummingbird, APP and FSE;
●	US$27 million non-deductible interest paid;
●	US$41 million deferred tax charge on Peruvian Nuevo Sol devaluation against US Dollar;
●	US$113 million derecognition of deferred tax assets at Cerro Corona and Damang;
●	US$9 million of net non-deductible expenditure and non-taxable income;
●	US$2 million of non-deductible share of results of associates after taxation; and
●	US$8 million of various Peruvian non-deductible expenses.

Profit/(loss) from continuing operations

As a result of the factors discussed above, a profit from continuing operations of US$168 million in 2016 compared with a loss from continuing operations of US$240 million in 2015.

As a result of the correction of the amortisation and depreciation methodology at the Australian operations, the loss from continuing operations in 2015 increased by 3% from US$234 million to US$240 million.

DISCONTINUED OPERATIONS

Profit/(loss) from discontinued operations, net of tax

Profit/(loss) from discontinued operations, net of tax was US$1 million in 2016 compared to a loss of US$8 million in 2015.

Revenue from discontinued operation decreased by 9% from US$91 million in 2015 to US$83 million in 2016. Gold sales decreased by 15% from 78,400 ounces to 66,400 ounces due to lower grades mined.

Cost of sales before gold inventory change and amortisation and depreciation decreased by 4% from A$80 million (US$60 million) to A$77 million (US$57 million) due to cost reduction measures applied to mining activities.

The gold inventory charge to costs of A$1 million (US$nil) in 2016 compared with a credit to costs of A$1 million (US$1 million) in 2015 due to a drawdown of gold in circuit in 2016 compared to a build up in 2015.

Amortisation and depreciation decreased by 44% from A$34 million (US$26 million) in 2015 to A$19 million (US$14 million) in 2016 mainly due to the cash-generating unit impairment at the end of 2015 and lower production in 2016.

Other costs decreased by 56% from US$16 million in 2015 to US$7 million in 2016 due to the impairment of the Darlot cash-generating unit in 2015 partially offset by higher exploration expense in 2016.

Royalties remained similar at US$2 million.

Mining and income tax decreased by 500% from a credit of US$4 million in 2015 to a charge of US$1 million in 2016 due to the increase in taxable income.

AISC and AIC – Discontinued operation

All-in sustaining costs and all-in costs increased by 18% from A$1,403 per ounce (US$1,057 per ounce) in 2015 to A$1,662 per ounce (US$1,238 per ounce) in 2016 due to lower gold sold, gold inventory charge to cost and higher capital expenditure, partially offset by lower cost of sales before gold inventory change and amortisation and depreciation.

Profit/(loss) for the year (continuing and discontinued operations)

A profit of US$169 million in 2016 compared with a loss of US$248 million in 2015.

As a result of the correction of the amortisation and depreciation methodology at the Australian operations, the loss for the year in 2015 increased by 2% from US$243 million to US$248 million.

Profit/(loss) attributable to owners of the parent

A profit attributable to owners of the parent of US$158 million in 2016 compared to a loss of US$247 million in 2015.

The profit attributable to owners of the parent of US$158 million in 2016 comprised US$157 million profit attributable to owners of the parent from continuing operations and US$1 million profit attributable to owners of the parent from discontinued operations.

The loss attributable to owners of the parent of US$247 million in 2015 comprised US$239 million loss attributable to owners of the parent from continuing operations and US$8 million loss attributable to owners of the parent from discontinued operations.

AFR-76

75	The Gold Fields Annual Financial Report including Governance Report 2017

Profit/(loss) attributable to non-controlling interests

Profit/(loss) attributable to non-controlling interests was a profit of US$11 million in 2016 compared to a loss of US$1 million in 2015.

The non-controlling interest consists of Gold Fields Ghana (Tarkwa) and Abosso Goldfields (Damang) at 10% each at the end of 2016 and 2015 and Gold Fields La Cima (Cerro Corona) at 0.47% at the end of 2016 and 2015.

The amount making up the non-controlling interest is shown below:

	2016 Minority interest Effective	*	2015 Minority interest Effective	*	2016 US$ million	2015 US$ million

Gold Fields Ghana Limited – Tarkwa	10.0%		10.0%		12	9
Abosso Goldfields – Damang	10.0%		10.0%		(1)	(9)
Gold Fields La Cima – Cerro Corona	0.47%		0.47%		–	(1)
					11	(1)

*Average for the year.

Earnings/(loss) per share from continuing operations

As a result of the above, Gold Fields’ earnings of US$0.19 per share from continuing operations in 2016 compared with a loss of US$0.31 per share from continuing operations in 2015.

Loss per share from discontinued operations

Gold Fields’ earnings per share of US$0.00 from discontinued operations in 2016 compared with US$0.01 loss per share from discontinued operations in 2015.

LIQUIDITY AND CAPITAL RESOURCES – YEARS ENDED 31 DECEMBER 2017 AND 31 DECEMBER 2016

CASH RESOURCES

Cash flows from operating activities

Cash inflows from operating activities decreased by 17% from US$918 million in 2016 to US$762 million in 2017. The items comprising these are discussed below.

CONTINUING OPERATIONS

Cash inflows from operating activities from continuing operations decreased by 16% from US$896 million in 2016 to US$756 million in 2017.

The decrease of US$140 million was due to:

US$ million

Increase in cash generated from operations due to higher revenue	42
Decrease in interest received due to lower cash balances	(2)
Increase in investment in working capital[1]	(67)
Increase in interest paid due to higher borrowings	(9)
Decrease in royalties paid due to lower royalty rates in Ghana	10
Increase in taxes paid	(84)
Increase in dividends paid due to higher dividends paid/advanced to non-controlling interests	(30)
(140)

[1]	Mainly due to A$78 million (US$60 million) payment made in respect of the deferred portion of the purchase price of the Group’s 50% share of the Gruyere Gold Project.

Dividends paid increased from US$41 million in 2016 to US$71 million in 2017. The dividends paid of US$71 million in 2017 comprised dividends paid to ordinary shareholders of US$63 million, dividends paid/advanced to non-controlling interests in Ghana and Peru of US$6 million and South Deep BEE dividend of US$2 million.

The dividends paid of US$41 million in 2016 comprised dividends paid to ordinary shareholders of US$39 million, non-controlling interests in Peru of US$1 million and South Deep BEE dividend of US$1 million.

AFR-77

The Gold Fields Annual Financial Report including Governance Report 2017	76

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE
FINANCIAL STATEMENTS continued

DISCONTINUED OPERATIONS

Cash inflows from discontinued operating activities decreased by 68% from US$22 million in 2016 to US$7 million in 2017 mainly due to higher tax paid as well as the three-month shorter period accounted for in 2017.

Cash flows from investing activities

Cash outflows from investing activities increased by 5% from US$868 million in 2016 to US$909 million in 2017.

The increase of US$41 million comprises an increase of US$55 million for continuing operations and a decrease of US$14 million for discontinued operations. The increase of US$55 million was due to:

US$ million

Increase in additions to property, plant and equipment	(205)
Increase in proceeds on disposal of property, plant and equipment	21
Purchase of Gruyere Gold Project assets	197
Increase in purchase of investments	(67)
Decrease in proceeds on disposal of investments	(4)
Proceeds on disposal of Darlot	5
Increase in environmental trust funds and rehabilitation payments	(2)
(55)

CONTINUING OPERATIONS

Cash outflows from investing activities from continuing operations increased by 7% from US$846 million in 2016 to US$902 million in 2017. The increase of US$56 million was due to reasons described below.

Additions to property, plant and equipment

Capital expenditure increased by 33% from US$629 million in 2016 to US$834 million in 2017.

		2017			2016
	Sustaining	Growth	Total	Sustaining	Growth	Total
	capital	capital	capital	capital	capital	capital
South Deep	66	17	82	70	8	78
South African region	66	17	82	70	8	78
Tarkwa	181	—	181	168	—	168
Damang	17	115	132	38	—	38
Ghanaian region	198	115	313	206	—	206
Cerro Corona	34	—	34	43	—	43
South American region	34	—	34	43	—	43
St Ives	156	—	156	140	—	140
Agnew/Lawlers	74	—	74	70	—	70
Granny Smith	87	—	87	90	—	90
Australian region	317	—	317	300	—	300
Gruyere	—	81	81	—	—	—
Other	3	4	7	—	1	1
Capital expenditure	617	217	834	620	9	629

Capital expenditure at South Deep in South Africa decreased by 4% from R1,145 million (US$78 million) in 2016 to R1,099 million (US$82 million) in 2017. The capital expenditure of R1,099 million (US$82 million) in 2017 comprised R874 million (US$66 million) sustaining capital and R225 million (US$17 million) growth capital. The capital expenditure of R1,145 million (US$78 million) in 2016 comprised R1,030 million (US$70 million) sustaining capital and R115 million (US$8 million) growth capital:

●	This decrease was due to lower spending on fleet, partially offset by higher expenditure on new mine development infrastructure and refrigeration infrastructure.

AFR-78

77	The Gold Fields Annual Financial Report including Governance Report 2017

Capital expenditure at the Ghanaian operations increased by 52% from US$206 million in 2016 to US$313 million in 2017:

●	Tarkwa increased by 8% from US$168 million to US$181 million mainly due to the higher spend on mining fleet in 2017. All capital related to sustaining capital; and
●

Damang increased by 247% from US$38 million to US$132 million with the majority spent on waste stripping with the commencement of the reinvestment project. The capital expenditure of US$132 million in 2017 comprised US$17 million sustaining capital and US$115 million growth capital. The capital expenditure of US$38 million in 2016 comprised US$38 million sustaining capital and US$nil million growth capital.

Capital expenditure at Cerro Corona in Peru decreased by 21% from US$43 million in 2016 to US$34 million in 2017. All capital related to sustaining capital:

●

The decrease is due to lower expenditure on construction of the tailings dam and waste storage facilities, as a result of optimising the design and scope of the tailings dam and waste storage facilities as well as the renegotiation of the construction contract in 2017.

Capital expenditure at the Australian operations increased by 3% from A$403 million (US$300 million) in 2016 to A$414 million (US$317 million) in 2017:

●

St Ives increased by 9% from A$188 million (US$140 million) to A$204 million (US$156 million) due to increased expenditure on pre-stripping at the Invincible underground mine. All capital related to sustaining capital;

●

Agnew/Lawlers increased by 2% from A$94 million (US$70 million) to A$96 million (US$74 million) due to the crushing facility purchased for A$5 million (US$4 million). All capital related to sustaining capital;

●

Granny Smith decreased by 6% from A$121 million (US$90 million) to A$114 million (US$87 million). The majority of expenditure related to development and infrastructure at the Wallaby mine, exploration and purchases of mobile equipment. All capital related to sustaining capital;

●	Gruyere increased by 9% from A$nil million (US$nil million) to A$106 million (US$81 million) due to project construction activities. All capital related to growth capital.

Proceeds on disposal of property, plant and equipment

Proceeds on the disposal of property, plant and equipment increased by 1,050% from US$2 million in 2016 to US$23 million in 2017. In 2017, the US$23 million related mainly to the proceeds on disposal of fleet in Damang of US$17 million and the balance related to the sale of various redundant assets. In 2016, the US$2 million related to the sale of various redundant assets.

Purchase of Gruyere Gold Project assets

On 13 December 2016, Gold Fields purchased 50% of the Gruyere Gold Project and entered into a 50:50 unincorporated joint venture with Gold Road Resources Limited (“Gold Road”) for the development and operation of the Gruyere Gold Project in Western Australia, which comprises the Gruyere gold deposit as well as additional resources including Central Bore and Attila/ Alaric.

Gold Fields acquired a 50% interest in the Gruyere Gold Project for a total purchase consideration of A$350.0 million payable in cash and a 1.5% royalty on Gold Fields’ share of production after total mine production exceeds 2 million ounces. The cash consideration is split with A$250.0 million payable on effective date and A$100.0 million payable according to an agreed construction cash call schedule. Transaction and stamp duty costs of US$19 million were incurred.

At 31 December 2016, Gruyere mining assets of US$276 million (A$372 million) were capitalised of which US$197 million (A$266 million) were cash additions and US$79 million (A$106 million) were non-cash additions.

The US$197 million (A$266 million) cash additions comprise the initial cash consideration of A$250 million payable, as well as additional development costs. The US$79 million (A$106 million) non-cash additions comprise the initial A$100 million payable, as well as stamp duties payable. Of the initial A$100 million payable, A$7 million was paid in 2016, A$78 million in 2017 and A$15 million remains outstanding at 31 December 2017.

AFR-79

The Gold Fields Annual Financial Report including Governance Report 2017	78

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE
FINANCIAL STATEMENTS continued

Purchase of investments

Investment purchases increased by 515% from US$13 million in 2016 to US$80 million in 2017.

The purchase of investments of US$80 million in 2017 comprised:

US$ million

Red 5 Limited	5
Cardinal Resources Limited	20
Gold Road Resources Limited	55
80

The purchase of investments of US$13 million in 2016 comprised:

US$ million

Cardinal Resource Limited	13
13

Proceeds on disposal of investments

Proceeds on the disposal of investments decreased from US$4 million in 2016 to US$nil in 2017.

The proceeds on disposal of investments of US$4 million in 2016 comprised:

US$ million

Sale of shares in Sibanye Gold Limited	2
Sale of shares in Tocqueville Bullion Reserve Limited	2
4

Proceeds on disposal of Darlot

Gold Fields sold the Darlot mine in Western Australia, through a wholly owned subsidiary, to ASX-listed Red 5 Limited (“Red 5”) for a total consideration of A$18.5 million, comprising A$12 million in cash and 130 million Red 5 shares. The cash component was made up of an upfront amount of A$7 million (US$5 million) which could be converted into participation in a Red 5 rights issue and A$5 million deferred for up to 24 months. The deferred consideration may be taken as additional shares in Red 5 or as cash at Gold Fields’ election. The gain on disposal of Darlot was A$31 million (US$24 million).

The sale of Darlot was completed on 2 October 2017. Gold Fields received the relevant cash consideration of US$5 million and converted it into participation in a rights issue, as well as the issue of the Red 5 shares as part of the consideration. Gold Fields participated in a rights issue by Red 5 and received 117 million additional shares valued at A$6 million (US$5 million). Gold Fields has a 19.9% shareholding in Red 5 with a market value of A$15 million (US$11 million).

Environmental trust funds and rehabilitation payments

The environmental trust fund and rehabilitation payments increased by 13% from US$15 million in 2016 to US$17 million in 2017.

During 2017, Gold Fields paid US$3 million into its South Deep mine environmental trust fund and US$6 million into its Tarkwa mine environmental trust fund and spent US$8 million on ongoing rehabilitation at the international operations, resulting in a total cash outflow of US$17 million for the year.

During 2016, Gold Fields paid US$2 million into its South Deep mine environmental trust fund and US$6 million into its Tarkwa mine environmental trust fund and spent US$7 million on ongoing rehabilitation at the international operations, resulting in a total cash outflow of US$15 million for the year.

DISCONTINUED OPERATIONS

Cash outflows from discontinued operating activities decreased by 68% from US$22 million in 2016 to US$7 million in 2017 due to three-months shorter period accounted for in 2017.

AFR-80

79	The Gold Fields Annual Financial Report including Governance Report 2017

Cash flow from operating activities less net capital expenditure and environmental payments

Cash flow from operating activities less net capital expenditure and environmental payments is defined as net cash from operations adjusted for South Deep BEE dividend, additions to property, plant and equipment, proceeds on disposal of property, plant and equipment and environmental trust funds and rehabilitation payments per the statement of cash flows. This is a measure that management uses to measure the cash generated by the core business.

The cash outflow of US$2 million in 2017 compared with an inflow of US$294 million in 2016. The main reasons for the decrease was that net cash from operations decreased from US$937 million in 2016 to US$826 million in 2017 due to higher taxes paid and higher investment in working capital. Included in the working capital investment was the Gruyere deferred payment of US$60 million. Additions to property plant and equipment increased from US$629 million in 2016 to US$834 million in 2017 due to an increase in growth capital, being growth capital at Damang of US$115 million (2016: US$nil), the growth capital at South Deep of US$17 million (2016: US$8 million) and Gruyere project capital of US$81 million (2016: US$nil).

Below is a table reconciling the cash flow from operating activities less net capital expenditure and environmental payments to the statement of cash flows.

	2017	2016

Net cash from operations	826	937
South Deep BEE dividend	(1)	(1)
Additions to property, plant and equipment	(834)	(629)
Proceeds on disposal of property, plant and equipment	23	2
Environmental trust funds and rehabilitation payments	(16)	(15)
Cash flow from operating activities less net capital expenditure and environmental payments	(2)	294
Below is a table providing a breakdown of how the cash (utilised in)/generated by the Group.

	2017 US$ million	2016 US$ million

Net cash generated by mines before growth capital	441	452
Damang growth capital	(115)	—
South Deep growth capital	(17)	(8)
Net cash generated after growth capital	309	444
Gruyere project capital	(81)	—
Gruyere deferred payment	(60)	—
Salares Norte	(53)	(39)
Other exploration	(5)	(8)
Interest paid	(72)	(69)
Other corporate costs and South Deep BEE dividend	(40)	(34)
Net (outflow)/inflow from operating activities less net capital expenditure and environmental payments	(2)	294

CASH FLOWS FROM FINANCING ACTIVITIES

Cash inflows from financing activities increased by 127% from US$37 million in 2016 to US$84 in 2017. The items comprising these numbers are discussed below.

CONTINUING OPERATIONS

Cash inflows from financing activities from continuing operations increased by 127% from US$37 million in 2016 to US$84 in 2017. The increase of US$47 million was due to the reasons below.

Share issue

During 2016, Gold Fields completed a US$152 million (R2.3 billion) accelerated equity raising by way of a private placement to institutional investors. A total number of 38,857,913 new Gold Fields shares were placed at a price of R59.50 per share which represented a 6% discount to the 30-day volume weighted average traded price, for the period 17 March 2016 and a 0.7% discount to the 50-day moving average.

The net proceeds from the placement were used to finance the buy-back of the notes.

AFR-81

The Gold Fields Annual Financial Report including Governance Report 2017	80

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE
FINANCIAL STATEMENTS continued

Loans raised

Loans raised decreased by 40% from US$1,299 million in 2016 to US$780 million in 2017.

The US$780 million loans raised in 2017 comprised:

US$ million

US$150 million revolving senior secured credit facility – new[1]	84
US$100 million revolving senior secured credit facility[2]	45
A$500 million syndicated revolving credit facility[3]	237
US$1,290 million term loan and revolving credit facilities	73
R1,500 million Nedbank revolving credit facility	79
Short-term Rand uncommitted credit facilities	262
780

Credit facilities financing and refinancing

[1]

On 19 September 2017, Gold Fields La Cima S.A. entered into a US$150 million revolving senior secured credit facility with Banco de Crédito del Perú and Scotiabank Perú S.A.A. which became available on 20 September 2017. The purpose of this facility was (i) to refinance the US$200 million revolving senior secured credit facility; (ii) to finance the working capital requirements of the borrower; and (iii) for the general corporate purposes of the borrower. The final maturity date of this facility is three years from the date of the agreement, namely 19 September 2020.

[2]

On 12 June 2017, Gold Fields Ghana Limited and Abosso Goldfields Limited entered into a US$100 million senior secured revolving credit facility with the Standard Bank of South Africa Limited (acting through its Isle of Man branch) which became available on 17 July 2017. The purpose of this facility was (i) to refinance the outstanding balance of US$45 million under the US$70 million senior secured revolving credit facility (which matured on 17 July 2017); (ii) to finance working capital requirements; (iii) for general corporate purposes; and (iv) for capital expenditure purposes of each borrower. The final maturity date of this facility is three years from the financial close date, namely 17 July 2020.

[3]

On 24 May 2017, Gruyere Holdings entered into a A$500 million revolving credit facility which became available on 13 June 2017 with a syndicate of international banks and financial institutions. The purpose of this facility is to finance capital expenditure in respect of the Gruyere Gold Project and to fund general working capital requirements. The final maturity date of this facility is three years from the agreement date, namely 13 June 2020.

The US$1,299 million loans raised in 2016 comprised:

US$ million

US$150 million revolving senior secured credit facility	40
US$1,510 million term loan and revolving credit facilities	174
US$1,290 million term loan and revolving credit facilities[1]	708
R1,500 million Nedbank revolving credit facility	21
Short-term Rand uncommitted credit facilities	356
1,299

Credit facilities financing and refinancing

[1]	Gold Fields successfully refinanced its US$1,440 million credit facilities due in November 2017. The new facilities amount to US$1,290 million and comprise three tranches:
●	US$380 million: three-year term loan maturing in June 2019 – margin 250 basis points (“bps”) over LIBOR;
●	US$360 million: three-year revolving credit facility (“RCF”) also maturing in June 2019 (with an option to extend to up to five years) – margin 220bps over Libor; and
●	US$550 million: five year RCF maturing in June 2021 – margin 245bps over LIBOR.

The new facilities were concluded with a syndicate of 15 banks. On average, the interest rate on the new facilities is similar to the interest rate on the existing facilities. A total of US$645 million was drawn down from the new facilities on 13 June 2016 to repay the Group’s existing US$ facilities, with US$645 million remaining unutilised. The refinancing is a key milestone in Gold Fields’ balance sheet management and increases the maturity of its core debt, with the first maturity now only in June 2019 (previously November 2017).

AFR-82

81	The Gold Fields Annual Financial Report including Governance Report 2017

Loans repaid

Loans repaid decreased by 51% from US$1,413 million in 2016 to US$696 million in 2017.

The US$696 million loans repaid in 2017 comprised:

US$ million

US$150 million revolving senior secured credit facility – old	82
US$70 million revolving senior secured credit facility	45
US$1,290 million term loan and revolving credit facility	352
Short-term Rand uncommitted credit facilities	217
696
The US$1,413 million loans repaid in 2016 comprised:

US$ million

US$1 billion notes issue[1]	130
US$1,510 million term loan and revolving credit facility	898
US$1,290 million term loan and revolving credit facility	49
R1,500 million Nedbank revolving credit facility	21
Short-term Rand uncommitted credit facilities	315
1,413

[1]	Bond buy-back

On 19 February 2016, Gold Fields announced an offer to purchase US$200 million of the US$1 billion notes outstanding. Gold Fields accepted the purchase of an aggregate principal amount of notes equal to US$148 million at the purchase price of US$880 per US$1,000 in principal amount of notes. A profit of US$18 million was recognised on the buy-back of the notes.

Net cash (utilised)/generated

As a result of the above, net cash utilised of US$62 million in 2017 compared to net cash generated of US$87 million in 2016.

Cash and cash equivalents decreased from US$527 million at 31 December 2016 to US$479 million at 31 December 2017.

LIQUIDITY AND CAPITAL RESOURCES – YEARS ENDED 31 DECEMBER 2016 AND 31 DECEMBER 2015

CASH RESOURCES

Cash flows from operating activities

Cash inflows from operating activities increased by 23% from US$744 million in 2015 to US$918 million in 2016. The items comprising these are discussed below.

CONTINUING OPERATIONS

Cash inflows from operating activities from continuing operations increased by 24% from US$724 million in 2015 to US$896 million in 2016.

The increase of US$172 million was due to:

US$ million

Increase in cash generated from operations due to higher revenue	263
Increase in interest received due to higher cash balances	1
Increase in investment in working capital	(46)
Decrease in interest paid due to lower borrowings	5
Increase in royalties paid due to higher revenue	(1)
Increase in taxes paid	(38)
Increase in dividends paid	(12)
172

AFR-83

The Gold Fields Annual Financial Report including Governance Report 2017	82

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE
FINANCIAL STATEMENTS continued

Dividends paid increased from US$29 million in 2015 to US$41 million in 2016. The dividends paid of US$41 million in 2016 comprised dividends paid to ordinary shareholders of US$39 million, non-controlling interests in Peru of US$1 million and South Deep BEE dividend of US$1 million.

The dividends paid of US$29 million in 2015 comprised dividends paid to ordinary shareholders of US$15 million, non-controlling interests in Ghana and Peru of US$12 million and South Deep BEE dividend of US$2 million.

DISCONTINUED OPERATIONS

Cash inflows from discontinued operating activities increased by 10% from US$20 million in 2015 to US$22 million in 2016.

Cash flows from investing activities

Cash outflows from investing activities increased by 33% from US$652 million in 2015 to US$868 million in 2016. The items comprising these numbers are discussed below.

CONTINUING OPERATIONS

Cash outflows from investing activities from continuing operations increased by 34% from US$632 million in 2015 to US$846 million in 2016.

The increase of US$214 million was due to the reasons below.

Additions to property, plant and equipment

Capital expenditure increased by 2% from US$614 million in 2015 to US$629 million in 2016.

Capital expenditure at South Deep in South Africa increased by 35% from R848 million (US$67 million) in 2015 to R1,145 million (US$78 million) in 2016:

●	This increase was due to higher spending on fleet, the refurbishment of the man winder at Twin shaft and higher spend on mining employee accommodation.

Capital expenditure at the Ghanaian operations decreased by 7% from US$221 million in 2015 to US$206 million in 2016:

●	Tarkwa decreased by 18% from US$204 million to US$168 million mainly due to the purchase of mining fleet for replacement in 2015; and
●	Damang increased by 124% from US$17 million to US$38 million with the majority spent on waste stripping at the Amoanda pit.

Capital expenditure at Cerro Corona in Peru decreased by 34% from US$65 million in 2015 to US$43 million in 2016:

●	The decrease is due to higher expenditure on construction of the tailings dam, waste storage facilities and once-off capital projects in 2015.

Capital expenditure at the Australian operations increased by 16% from A$346 million (US$261 million) in 2015 to A$402 million (US$301 million) in 2016:

●	St Ives increased by 24% from A$152 million (US$115 million) to A$188 million (US$140 million) due to increased expenditure on pre-stripping at the Invincible and Neptune open pits;
●

Agnew/Lawlers decreased by 3% from A$97 million (US$73 million) to A$94 million (US$70 million) due to increased development of Fitzroy Bengal Hastings at Waroonga in 2015, partially offset by increased exploration expenditure in 2016.

●

Granny Smith increased by 26% from A$96 million (US$72 million) to A$121 million (US$90 million). The majority of expenditure related to capital development, exploration and the establishment of new fresh air intake ventilation raises.

Proceeds on disposal of property, plant and equipment

Proceeds on the disposal of property, plant and equipment decreased by 33% from US$3 million in 2015 to US$2 million in 2016. In both 2016 and 2015, this related to the sale of various redundant assets.

Purchase of Gruyere Gold Project assets

On 13 December 2016, Gold Fields purchased 50% of the Gruyere Gold Project and entered into a 50:50 unincorporated joint venture with Gold Road Resources Limited (“Gold Road”) for the development and operation of the Gruyere Gold Project in Western Australia, which comprises the Gruyere gold deposit as well as additional resources including Central Bore and Attila/ Alaric.

Gold Fields acquired 50% interest in the Gruyere Gold Project for a total purchase consideration of A$350.0 million payable in cash and a 1.5% royalty on Gold Fields’ share of production after total mine production exceeds 2 million ounces. The cash consideration is split with A$250.0 million payable on effective date and A$100.0 million payable according to an agreed construction cash call schedule. Transaction costs of US$19 million were incurred.

AFR-84

83	The Gold Fields Annual Financial Report including Governance Report 2017

At 31 December 2016, Gruyere mining assets of US$276 million (A$372 million) were capitalised of which US$197 million (A$266 million) were cash additions and US$79 million (A$106 million) were non-cash additions.

The US$197 million (A$266 million) cash additions comprise the initial cash consideration of A$250 million payable, as well as additional development costs. The US$79 million (A$106 million) non-cash additions comprise the initial A$100 million payable, as well as stamp duties payable.

Purchase of investments

Investment purchases increased by 333% from US$3 million in 2015 to US$13 million in 2016.

The purchase of investments of US$13 million in 2016 comprised:

US$ million

Cardinal Resource Limited	13
13

The purchase of investments of US$3 million in 2015 comprised:

US$ million

Mine Vision Systems	3
3

Proceeds on disposal of investments

Proceeds on the disposal of investments increased from US$nil in 2015 to US$4 million in 2016.

The proceeds on disposal of investments of US$4 million in 2016 comprised:

US$ million

Sale of shares in Sibanye Gold Limited	2
Sale of shares in Tocqueville Bullion Reserve Limited	2
4

Environmental trust funds and rehabilitation payments

The environmental trust fund and rehabilitation payments decreased by 17% from US$18 million in 2015 to US$15 million in 2016.

During 2016, Gold Fields paid US$2 million into its South Deep mine environmental trust fund and US$6 million into its Tarkwa mine environmental trust fund and spent US$7 million on ongoing rehabilitation at the international operations, resulting in a total cash outflow of US$15 million for the year.

During 2015, Gold Fields paid US$1 million into its South Deep mine environmental trust fund and US$7 million into its Tarkwa mine environmental trust fund and spent US$10 million on ongoing rehabilitation at the international operations, resulting in a total cash outflow of US$18 million for the year.

DISCONTINUED OPERATIONS

Cash inflows from discontinued investing activities increased by 10% from US$20 million in 2015 to US$22 million in 2016.

Cash flows from financing activities

Cash outflows from financing activities was an inflow of US$37 million in 2016 compared to an outflow of US$88 million in 2015.

AFR-85

The Gold Fields Annual Financial Report including Governance Report 2017	84

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE
FINANCIAL STATEMENTS continued

CONTINUING OPERATIONS

Cash inflows from financing activities from continuing operations was an inflow of US$37 million in 2016 compared to an outflow of US$88 million in 2015.

Share issue

During 2016, Gold Fields completed a US$152 million (R2.3 billion) accelerated equity raising by way of a private placement to institutional investors. A total number of 38,857,913 new Gold Fields shares were placed at a price of R59.50 per share which represented a 6% discount to the 30-day volume weighted average traded price, for the period 17 March 2016 and a 0.7% discount to the 50-day moving average.

The net proceeds from the placement were used to finance the buy-back of the notes.

Loans raised

Loans raised increased by 157% from US$506 million in 2015 to US$1,299 million in 2016.

The US$1,299 million loans raised in 2016 comprised:

US$ million

US$150 million revolving senior secured credit facility	40
US$1,510 million term loan and revolving credit facilities	174
US$1,290 million term loan and revolving credit facilities[1]	708
R1,500 million Nedbank revolving credit facility	21
Short-term Rand uncommitted credit facilities	356
1,299
[1]	Credit facilities refinancing

Gold Fields successfully refinanced its US$1,440 million credit facilities due in November 2017. The new facilities amount to US$1,290 million and comprise three tranches:

●	US$380 million: three-year term loan maturing in June 2019 – margin 250 basis points (“bps”) over LIBOR;
●	US$360 million: three-year revolving credit facility (“RCF”) also maturing in June 2019 (with an option to extend to up to five years) – margin 220bps over LIBOR; and
●	US$550 million: five year RCF maturing in June 2021 – margin 245bps over LIBOR.

The new facilities were concluded with a syndicate of 15 banks. On average, the interest rate on the new facilities is similar to the interest rate on the existing facilities. A total of US$645 million was drawn down from the new facilities on 13 June 2016 to repay the Group’s existing US$ facilities, with US$645 million remaining unutilised. The refinancing is a key milestone in Gold Fields’ balance sheet management and increases the maturity of its core debt, with the first maturity now only in June 2019 (previously November 2017).

The US$506 million loans raised in 2015 comprised:

US$ million

US$70 million senior secured revolving credit facility	10
US$1,510 million term loan and revolving credit facilities	400
Short-term Rand uncommitted credit facilities	96
506

AFR-86

85	The Gold Fields Annual Financial Report including Governance Report 2017

Loans repaid

Loans repaid increased by 138% from US$594 million in 2015 to US$1,413 million in 2016.

The US$1,413 million loans repaid in 2016 comprised:

US$ million

US$1 billion notes issue[1]	130
US$1,510 million term loan and revolving credit facility	898
US$1,290 million term loan and revolving credit facility	49
R1,500 million Nedbank revolving credit facility	21
Short-term Rand uncommitted credit facilities	315
1,413

1 Bond buy-back

On 19 February 2016, Gold Fields announced an offer to purchase US$200 million of the US$1 billion notes outstanding. Gold Fields accepted the purchase of an aggregate principal amount of notes equal to US$148 million at the purchase price of US$880 per US$1,000 in principal amount of notes. A profit of US$18 million was recognised on the buy-back of the notes.

The US$594 million loans repaid in 2015 comprised:

US$ million

US$1,510 million term loan and revolving credit facility	302
R1,500 million Nedbank revolving credit facility	129
R500 million Rand Merchant Bank revolving credit facility	21
Short-term Rand uncommitted credit facilities	142
594

Net cash generated

As a result of the above, net cash generated increased by 2,075% from US$4 million in 2015 to US$87 million in 2016.

Cash and cash equivalents increased from US$440 million at 31 December 2015 to US$527 million at 31 December 2016.

STATEMENT OF FINANCIAL POSITION

Borrowings

Total debt (short and long term) increased from US$1,693 million at 31 December 2016 to US$1,782 million at 31 December 2017. Net debt (total debt less cash and cash equivalents) increased from US$1,166 million at 31 December 2016 to US$1,303 million at 31 December 2017 as a result of higher debt and lower cash balances.

The Group monitors capital using the ratio of net debt to adjusted EBITDA. Adjusted EBITDA is defined as revenue less cost of sales before amortisation and depreciation, adjusted for exploration expenses and certain other costs. The definition of adjusted EBITDA is as defined in the US$1,290 million term loan and revolving credit facilities agreement. Net debt is defined as total borrowings less cash and cash equivalents. The Group’s long-term target is a ratio of net debt to adjusted EBITDA of one times or lower. The bank covenants on external borrowings require a net debt to adjusted EBITDA ratio of 2.5 or below and the ratio is measured based on amounts in United States Dollar. Net debt to adjusted EBITDA at 31 December 2017 was 1.03 (2016: 0.95). Refer to note 38.

Provisions

Long-term provisions increased from US$292 million at 31 December 2016 to US$321 million at 31 December 2017 and included the following.

	2017	2016

Provision for environmental rehabilitation costs	282	283
Silicosis settlement costs	32	–
Other provisions	8	9
Total long-term provisions	321	292

AFR-87

The Gold Fields Annual Financial Report including Governance Report 2017	86

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE
FINANCIAL STATEMENTS continued

Provision for environmental rehabilitation costs

The amount provided for environmental rehabilitation costs decreased marginally from US$283 million at 31 December 2016 to US$282 million at 31 December 2017. The decrease is largely due to the disposal of the Darlot mine in Western Australia. This provision represents the present value of closure, rehabilitation and other environmental obligations up to 31 December 2017. This provision is updated annually to take account of inflation, the time value of money and any new environmental obligations incurred.

The inflation and range of discount rates applied in 2017 and 2016 for each region are shown in the table below:

	South Africa	Ghana	Australia	Peru
Inflation rates
2017	5.5%	2.2%	2.5%	2.2%
2016	5.5%	2.2%	2.5%	2.2%
Discount rates
2017	9.8%	9.2 – 9.3%	2.6 – 2.9%	3.8%
2016	9.7%	9.7 – 9.8%	1.9 – 3.0%	3.7%

The interest charge increased by 9% from US$11 million in 2016 to US$12 million in 2017 mainly due to marginally higher present values of the rehabilitation liabilities and an increase from 2015 discount rates to 2016 discount rates used in unwinding in Ghana.

Adjustments for new disturbances and changes in environmental legislation during 2017 and 2016, after applying the above inflation and discount rates were:

	2017 US$ million	2016 US$ million
South Africa	—	(2)
Ghana	—	8
Australia	(3)	(8)
Peru	(2)	7
Total	(5)	5

The South African and Ghanaian operations contribute to a dedicated environmental trust fund and a dedicated bank account, respectively, to provide financing for final closure and rehabilitation costs. The amount invested in the fund is shown as a non-current asset in the financial statements and increased from US$45 million at 31 December 2016 to US$56 million at 31 December 2017. The increase is mainly as a result of contributions amounting to US$9 million and interest income of US$1 million. The South African and Ghanaian operations are required to contribute annually to the trust fund over the remaining lives of the mines, to ensure that sufficient funds are available to discharge commitments for future rehabilitation costs.

Silicosis settlement costs provision

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

A consolidated application was brought against several South African mining companies, including Gold Fields, for certification of a class action on behalf of current or former mineworkers (and their dependants) who have allegedly contracted silicosis and/or tuberculosis while working for one or more of the mining companies listed in the application.

AFR-88

87	The Gold Fields Annual Financial Report including Governance Report 2017

The Occupational Lung Disease Working Group was formed in fiscal 2014 to address issues relating to compensation and medical care for occupational lung disease in the South African gold mining industry.

The Working Group, made up of African Rainbow Minerals, Anglo American SA, AngloGold Ashanti, Gold Fields, Harmony and Sibanye-Stillwater, has had extensive engagements with a wide range of stakeholders since its formation, including government, organised labour, other mining companies and the legal representatives of claimants who have filed legal actions against the companies.

The members of the Working Group are among respondent companies in a number of legal proceedings related to occupational lung disease, including the class action referred to above. The Working Group is, however, of the view that achieving a comprehensive settlement which is both fair to past, present and future employees and sustainable for the sector, is preferable to protracted litigation.

This matter was previously disclosed as a contingent liability as the amount could not be estimated reliably. As a result of the ongoing work of the Working Group and engagements with affected stakeholders since 31 December 2016, it has now become possible for Gold Fields to reliably estimate its share in the estimated cost in relation to the Working Group of a possible settlement of the class action claims and related costs. As a result, Gold Fields has provided an amount of US$32 million (R402 million) for this obligation in the statement of financial position at 31 December 2017. The nominal amount of this provision is US$41 million (R509 million).

The assumptions that were made in the determination of the provision include silicosis prevalence rates, estimated settlement per claimant, benefit take-up rates and disease progression rates. A discount rate of 8.24% was used, based on government bonds with similar terms to the anticipated settlement costs.

The ultimate outcome of these matters remains uncertain, with a possible failure to reach a settlement or to obtain the requisite court approval for a potential settlement. The provision is consequently subject to adjustment in the future, depending on the progress of the Working Group discussions, stakeholder engagements and the ongoing legal proceedings. Refer note 34 for further details.

Other long-term provisions

Other long-term provisions decreased marginally from US$9 million at 31 December 2016 to US$8 million at 31 December 2017 and include the South Deep dividend of US$7 million (2016: US$7 million) and other provisions of US$1 million (2016: US$2 million).

Credit facilities

At 31 December 2017, the Group had unutilised committed banking facilities available under the following facilities, details of which are discussed in note 24:

●	US$910 million available under the US$1,290 million term loan and revolving credit facilities;
●	US$67 million available under the US$150 million revolving senior secured credit facility;
●	US$55 million available under the US$100 million senior secured revolving credit facility;
●	US$148 million available under the US$1 billion notes;
●	A$200 million (US$154 million) under the A$500 million syndicated revolving credit facility;
●	R500 million (US$40 million) available under the R1,500 million Nedbank revolving credit facility;
●	R500 million (US$40 million) available under the R500 million Standard Bank revolving credit facility (refer below); and
●	R500 million (US$40 million) available under the R500 million Absa Bank revolving credit facility (refer below).

R500 million Standard Bank revolving credit facility

On 27 March 2017, Gold Fields Operations Limited and GFI Joint Venture Holdings Proprietary Limited entered into a R500 million revolving credit facility with the Standard Bank of South Africa Limited which became available on 31 March 2017. The purpose of this facility was to fund (i) capital expenditure of the Gold Fields group, and (ii) general corporate and working requirement of the Gold Fields group. The final maturity date of this facility is three years from the financial close date, namely 31 March 2020.

R500 million Absa Bank revolving credit facility

On 27 March 2017, Gold Fields Operations Limited and GFI Joint Venture Holdings Proprietary Limited entered into a R500 million revolving credit facility with Absa Bank Limited which became available on 31 March 2017. The purpose of this facility was to fund (i) capital expenditure of the Gold Fields group, and (ii) general corporate and working requirement of the Gold Fields group. The final maturity date of this facility is three years from the financial close date, namely 31 March 2020.

Substantial contractual arrangements for uncommitted borrowing facilities are maintained with several banking counterparties to meet the Group’s normal contingency funding requirements.

AFR-89

The Gold Fields Annual Financial Report including Governance Report 2017	88

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE
FINANCIAL STATEMENTS continued

As of the date of this report, the Group was not in default under the terms of any of its outstanding credit facilities.

Contractual obligations and commitments as at 31 December 2017

	Payments due by period

	Total	Less than 12 months	12 – 36 months	36 – 60 months	After 60 months

	(US$ millions)
Long-term debt
Notes issue
Capital	852.4	—	852.4	—	—
Interest	115.6	41.6	74.0	—	—
US$150 million revolving senior secured credit facility
Capital	83.5	—	83.5	—	—
Interest	6.3	2.3	4.0	—	—
US$1,290 million term loan and revolving credit facility
Capital	380.0	—	380.0	—	—
Interest	22.0	15.4	6.6	—	—
US$100 million senior secured revolving credit facility
Capital	45.0	—	45.0	—	—
Interest	5.2	2.0	3.2	—	—
A$500 million syndicated revolving credit facility
Capital	231.5	—	231.5	—	—
Interest	23.4	9.5	13.9	—	—
R1,500 million Nedbank revolving credit facility
Capital	79.5	79.5	—	—	—
Interest	1.3	1.3	—	—	—
Short-term Rand credit facilities
Capital	114.1	114.1	—	—	—
Interest	9.5	9.5	—	—	—
Operating lease obligations	603.3	66.6	134.3	123.6	278.8
Other long-term obligations
Environmental obligations[1]	381.0	6.5	14.9	9.9	349.7
Total contractual obligations	2,953.6	348.3	1,843.3	133.5	628.5
[1]

Gold Fields makes full provision for all environmental obligations based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the reporting date. Management believes that the provisions made for environmental obligations are adequate to cover the expected volume of such obligations.

	Amounts of commitments expiring by period

	Total	Less than 12 months	12 – 36 months	36 – 60 months	After 60 months

	(US$ millions)
Other commercial commitments
Guarantees[1]	—	—	—	—	—
Capital expenditure	46.8	46.8	—	—	—
Total commercial commitments	46.8	46.8	—	—	—
[1]

Guarantees consist of numerous obligations. Guarantees consisting of US$112.1 million committed to guarantee Gold Fields’ environmental obligations with respect to its West African, American and Australasian operations are fully provided for under the provision for environmental rehabilitation and are not included in the amount above.

AFR-90

89	The Gold Fields Annual Financial Report including Governance Report 2017

Working capital

Following its going concern assessment performed, which takes into account the 2018 operational plan, net debt position and unutilised loan facilities, management believes that Gold Fields’ working capital resources, by way of internal sources and banking facilities, are sufficient to fund Gold Fields’ currently foreseeable future business requirements.

Off-balance sheet items

At 31 December 2017, Gold Fields had no material off-balance sheet items except for as disclosed under operating lease obligations, guarantees and capital commitments.

INFORMATION COMMUNICATION AND TECHNOLOGY (“ICT”)

ICT at Gold Fields is a strategic partner to the business supporting the business in achieving its strategy. The focus remains on optimising the use of resources by maintaining effective and efficient management.

ICT focuses on:

●	Managing the delivery of strategic projects;
●	Maintaining ICT governance and achieving operational targets;
●	Sustaining cost savings;
●	Maintaining key systems and infrastructure availability; and
●	Evaluating cyber security operating models, and planning implementation.

ICT continued to produce satisfactory results in these areas.

The Gold Fields ICT Charter and associated key performance metrics outline the following goals and achievements for ICT in 2017:

●	Continuous alignment of the ICT strategy to the Gold Fields business strategy – through the governance model established, ICT remains aligned to the business strategy;
●	Management of ICT risks – the ICT focus on governance and risk management and the realignment of the governance model in line with the regionalisation strategy;
●	High availability and recoverability of all critical systems and information – ability to ensure 99% availability and recoverability of all critical systems and information;
●

Compliance with internal policies, selected industry standards, external laws and regulations – all systems, processes, and information are maintained in a manner that is compliant with all policies, standards and regulations;

●	High performance of all business systems through service level adherence – service levels consistently delivered at an average of 98% to ensure high performance of critical systems;
●

ICT resources adequately secured – continuous reassessment of security posture and response in a pragmatic manner in maintaining an acceptable level of risk balanced with a suitable and appropriate level of security;

●	Monitoring and evaluating ICT investment and expenditure – the ICT financial targets met with a focus on sustaining cost saving; and
●	Innovation – continuous innovation as one of the cornerstones of the philosophy of operations with many innovative ideas becoming projects and delivering on the business case.

The ICT operating model which is based on industry best practice has been reviewed and validated for its relevance to the changing technology and digital landscape. The operating model enables ICT to focus on business imperatives and business support, while the non-core services are outsourced.

Significant work has been done to ensure the protection of the information within the Gold Fields environment and with the ongoing cyber threats that exist globally and the continuous waves of cyber-attacks, which increase in complexity, a key focus for ICT in 2017 was to establish a suitable cyber security posture. An information security programme was initiated which is underpinned by the ISO 27001 information security management standards and the National Institute for Standards and Technology Cyber Security framework. This programme enables Gold Fields to align the Information Security Management System to the relevant industry standards and embed mining centric information security processes within the ICT Management Framework. As part of this management framework, an ICT Governance Risk and Security committee exists whose mandate is to ensure that ICT security policies, processes, risks and related mitigations as well as procedures are in place and managed appropriately.

In addition to security, numerous ICT strategic initiatives were concluded in 2017. The overall improvement of ICT services and the delivery of ICT strategic projects were achieved.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Gold Fields management is responsible for establishing and maintaining adequate internal control over financial reporting. The United States Securities Exchange Act of 1934 defines internal control over financial reporting in Rule 13a-15(f) and 15d-15(f) as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

●	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

AFR-91

The Gold Fields Annual Financial Report including Governance Report 2017	90

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE
FINANCIAL STATEMENTS continued

●

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorisations of management and directors of the Company; and

●

provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

In light of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Gold Fields management assessed the effectiveness of its internal control over financial reporting as of 31 December 2017. In making this assessment, Gold Fields management used the criteria set forth in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The results of this assessment are outlined below:

During 2017, management identified a material weakness in internal control over financial reporting related to the inappropriate continued application of the accounting methodology used to amortise the mineral rights asset at the Australian operations. Specifically, management’s controls were not adequately designed to develop sufficiently precise estimates over the endowment portion of the useful life of the mineral rights to prevent or detect a potential material error in the Company’s consolidated financial statements. However, the deficiency was remediated at year-end.

As of 31 December 2017, management has selected an accounting methodology to reduce the estimation uncertainty in the amortisation of the mineral rights at the Australian operations. The controls relating to the initial selection and continued application of accounting policies were tested as of 31 December 2017 and management has concluded, through this testing, that these controls were operating effectively. Based on these efforts, the identified material weakness relating to internal controls over the selection of accounting policies has been remediated as of 31 December 2017.

The change in accounting methodology resulted in a retrospective adjustment of immaterial errors in the prior periods presented in the 31 December 2017 consolidated financial statements. Refer to the accounting policies and note 40 to the consolidated financial statements for further details.

Conclusion on effectiveness of controls as of 31 December 2017

Based upon its assessment, Gold Fields management concluded that, as of 31 December 2017, its internal control over financial reporting is effective based upon the criteria set out in the COSO framework.

TREND AND OUTLOOK

Attributable equivalent gold production for the Group for 2018 is expected to be between 2.08 million ounces and 2.10 million ounces. AISC is expected to be between US$990 per ounce and US$1,010 per ounce. AIC is planned to be between US$1,190 per ounce and US$1,210 per ounce. These expectations assume exchange rates of R/US$:12.00 and A$/US$:0.80.

AISC is planned to increase by between 4% to 6%, 4% of which is due to stronger exchange rates and 2% of which is due to increases in costs in local currency. AIC is planned to increase by between 9% to 11%, 4% of which is due to stronger exchange rates and 6% which is due to increases in growth capital expenditure in local currency.

Capital expenditure for the Group is planned at US$835 million. Sustaining capital expenditure for the Group is planned at US$549 million and growth capital expenditure is planned at US$286 million. The US$286 million growth capital expenditure comprises US$105 million for Damang, A$181 million (US$145 million) for Gruyere, as well as R434 million (US$36 million) at South Deep.

In 2017, total capital expenditure was US$840 million with sustaining capital expenditure of US$624 million and growth capital expenditure was US$216 million. Expenditure on Salares Norte of US$53 million in 2017 compares with US$83 million planned for 2018.

The above is subject to safety performance which limits the impact of safety-related stoppages and the forward looking statement.

Paul Schmidt

Chief Financial Officer

27 March 2018

AFR-92

91	The Gold Fields Annual Financial Report including Governance Report 2017

Report of Independent Registered Public Accounting Firm

To the shareholders and board of directors of Gold Fields Limited

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Gold Fields Limited and subsidiaries (the Company) as of December 31, 2017 and 2016, the related consolidated income statements, and statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting appearing in Item 15 of the Company’s 2017 Annual Report on Form 20-F. Our responsibility is to express an opinion on the Company’s consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

AFR-93

The Gold Fields Annual Financial Report including Governance Report 2017	92

Report of Independent Registered Public Accounting Firm continued

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/ KPMG Inc.

We have served as the Company’s auditor since 2010.

Johannesburg, South Africa

April 4, 2018

AFR-94

93	The Gold Fields Annual Financial Report including Governance Report 2017

REMUNERATION COMMITTEE REPORT

Remuneration Report

Message from the RemCo Chairperson

The Remuneration Committee (RemCo), is pleased to present the Gold Fields Limited 2017 Remuneration Committee report. We have focused this year on further refining our remuneration policy which is the foundation of this report and which has strong links to the deliverables as set out in our group strategy to ensure that the remuneration and rewards we offer employees is closely aligned to the delivery of our strategic objectives and thus the interests of shareholders.

RemCo has been mandated by the Gold Fields Limited Board to oversee all aspects of remuneration in a fair, transparent and responsible way and to ensure feedback to the Board on all decisions taken by RemCo. During 2017, RemCo complied with all relevant regulatory and legal requirements as relates to remuneration of employees in all our jurisdictions. RemCo also notes there was compliance with the Gold Fields Remuneration Policy and no deviations were noted. Furthermore, during 2017, the King IV Code was released in South Africa and specific focus has been placed on Principle 14 that relates to remuneration. In particular, it emphasises that remuneration practices should be equitable, responsible and transparent, linked to the company strategy and the result should be continued stakeholder value creation.

As illustrated throughout this report, our general pay structure comprises a combination of base cash pay, industry aligned benefits and short and long-term incentives designed to ensure the delivery of our strategy. We regularly review the terms of reference of RemCo to ensure they align with regulatory requirements and best practice.

RemCo has worked closely with management and our external advisers to improve on these valuable and relevant practices and we believe the work we have done has been very positive and not only meets our objectives, but ensures our interests are aligned to those of our stakeholders.

Over the last few years, RemCo together with members of management, have engaged on numerous occasions, with our large institutional stakeholders to discuss the Remuneration Policy and in particular, the focus on transparent disclosure that highlights fair and responsible remuneration practices. A 96.98% approval of the 2016 Remuneration Policy was obtained at the AGM held in May 2017.

Gold Fields values the engagement with shareholders and their support. I would like to take the opportunity to thank them.

Gold Fields remuneration practices

We do:

●	Provide pay for performance
–	75% of the Chief Executive Officer’s (CEOs) total remuneration comprises pay-at-risk
–	A significant percentage of the CEO’s short-term incentive is based on corporate performance
–	The CEO’s long-term incentive is entirely performance-based through performance shares
–	Performance share awards are earned based on absolute and relative total shareholder return (TSR) and free cash-flow margin (FCFM)
–	Threshold (partial) performance share payouts require relative TSR performance at least at the median when compared to the performance comparator group and absolute TSR to exceed the cost of equity
●	Have a clawback policy
●	Have executive director share ownership guidelines through the executive minimum shareholding plan
●	Require a double-trigger for executives severance upon a change of control
●	Have appropriate controls in place to mitigate undue risk in remuneration programmes
●	Promote retention with equity awards that vest over three years
●	Have an independent Remuneration Committee, with all members being independent directors
●	Retain an independent remuneration consultant whose primary purpose is to advise the Remuneration Committee
●	Conduct annual advisory votes on our remuneration policy and implementation report, as they appear in the remuneration report

We do not:

●	Reprice underwater share options
●	Pay dividends on unearned performance shares
●	Provide guaranteed bonuses
●	Grant share awards to non-executive directors

AFR-95

The Gold Fields Annual Financial Report including Governance Report 2017	94

REMUNERATION COMMITTEE REPORT continued

Remuneration Report (continued)

Message from the RemCo Chairperson continued

What we have focused on over the year

●	Revision of the annual long-term incentive scheme for implementation in the 2018 financial year
●	Completed a peer survey for executive remuneration
●	Finalised executive remuneration for 2017
●	Set bonus targets for 2017
●	Appointed PricewaterhouseCoopers (PwC) as independent adviser to RemCo
●	Approved and implemented the clawback policy
●	Awarded long-term incentives to eligible management level employees
●	Approved executive appointments
●	Adopted King IV remuneration principles
●	Approved the RemCo Charter

The fundamental principles of our Remuneration Policy remain unchanged, namely that the policy should:

●

Provide competitive rewards to encourage ownership in the business by employees, as well as setting stretched performance targets for the delivery of reward-based, variable, short-term and long-term incentive plans

●

Provide focused alignment to the corporate strategy through cascading scorecards to different levels of the organisation (the graphic on the next page illustrates the link between strategy and deliverables and our pay-for-performance approach)

●	Motivate and reinforce individual, team and business performances in the short, medium and long term
●	Promote an environment that embeds an ethical culture and promotes the Company values
●	Encourage remuneration incentives that attract and retain motivated, high-calibre executives and senior managers
●	Ensure that the Company’s executive Remuneration Policy encourages, reinforces and rewards the delivery of sustainable shareholder value

Aligned with these fundamentals, RemCo, together with management, continuously considers ways to better align remuneration with our Group strategy and the interest of our shareholders; this year we have introduced a clawback policy, reviewed and aligned the minimum shareholding policy and introduced more relevance to the long-term incentive plan in relation to senior management as how best to encourage improved performance at regional level through improved incentives. In doing so, we have re-assessed the objectives and measures that drive Group, regional and individual performance and in particular have focused on four key strategic objectives in order to maximise total shareholder returns sustainably. These four strategic objectives are:

●	Protect our licence and enhance our reputation
●	Instil capital discipline through managing our balance sheet and maximising capital returns
●	Promote safe operational delivery ensuring sustainable cash-flows
●	Improving the quality of our portfolio

We believe that we have achieved closer alignment between strategy and remuneration through the introduction of the new long-term cash incentive plan, based on line-of-sight regional performance conditions, through which eligible senior management level employees will receive awards going forward.

Performance

Annual benchmarking is conducted to compare levels of pay at the market median to companies of comparable size, complexity within the industry and taking into account affordability, performance and economic conditions. A bespoke, global mining industry peer group survey will be conducted in 2018 to determine the evolution and global market trends of executive remuneration, policies and practices.

RemCo also had a comprehensive independent review and analysis of the Group Executive Committee’s remuneration packages, which confirmed that executive compensation was aligned to our Group strategy and that our executives are realistically positioned against executives in comparative peer companies.

RemCo will continue to ensure fair, equitable and responsible remuneration processes are implemented throughout Gold Fields as it relates to overall employee remuneration, linked to the Group strategy of the Company and therefore promoting stakeholder value creation. RemCo believes that the Remuneration Policy was enforced in a way that remunerated employees of Gold Fields fairly, transparently and reasonably for the achievement of the Group strategic objectives set for the 2017 financial year and promoted positive outcomes in the short, medium and long term.

AFR-96

95	The Gold Fields Annual Financial Report including Governance Report 2017

Pay-for-performance model

OUR REWARDS

We are rewarded for the achievement of BSC objectives and the group strategy. The elements informing each reward are outlined below.

SALARY INCREASE	SHORT-TERM INCENTIVE (ANNUAL BONUS)	LONG-TERM INCENTIVE (LTIP)

Informed by: ● Individual BSC performance ● Affordability ● Economic conditions	● Individual BSC performance ● Company’s performance conditions: – Safety – Total gold production – AIC per ounce – Development or waste mined

Executive level:

● Absolute total shareholder return

● Relative total shareholder return

● Sustainable free cash-flow margin

Regional level:

● All in Cost reduction

● Reserve/Rebase Plan South Deep

● Safety engagements and host community job creation

AFR-97

The Gold Fields Annual Financial Report including Governance Report 2017	96

REMUNERATION COMMITTEE REPORT continued

Remuneration Report

Remuneration Policy

Introduction

The Gold Fields Remuneration Committee (RemCo) is mandated by the Gold Fields Board to assist in exercising its responsibilities, by overseeing all aspects of remuneration and ensuring feedback on all decisions taken by RemCo are presented to the Board.

These duties are carried out in accordance with the approved terms of reference that are reviewed and approved annually. These terms of reference can be viewed on the Gold Fields website at www.goldfields.com. A 96.98% approval of the 2017 Remuneration Policy was obtained at the AGM held in May 2017.

As part of the Gold Fields Board assessment processes RemCo and the Chairperson of RemCo are assessed regularly in light of their agreed work plan. RemCo met four times during 2017. Full attendance details of the members of this Committee can be found on p6 of this Report.

During 2017, King IV for South Africa was introduced and in line with international developments, remuneration was a key focus area. The provisions of King IV have been applied together with compliance with remuneration legal standards and regulations in the various jurisdictions in which we operate.

During 2017, PricewaterhouseCoopers (PwC), an independent remuneration consultancy, was appointed remuneration advisers to RemCo to provide external advisory services on global best practice, trends and related governance matters relating to remuneration. Mercer Consulting South Africa was engaged to provide comprehensive analysis of Group Executive Committee’s remuneration packages. In addition, Deloitte Consulting were appointed to advise RemCo on the cash-settled long-term incentive for implementation in 2018. RemCo are of the opinion that PwC, Mercer Consulting and Deloitte display ethical behaviour and have appropriate internal controls and codes of conduct, which allows for objectivity, and provides adequate evidence to foster reasonable conclusions on which RemCo may base its opinions.

King IV places emphasis on the fact that the Board, through the mandated Committee, is tasked to ensure fair, equitable and responsible executive remuneration practices as it relates to overall employee remuneration. Gold Fields Remuneration Policy ultimately encourages the achievement of the Company’s strategy, and continuously supports the creation of shareholder value by aligning performance with the interests of all key stakeholders. The philosophy endorses the Company’s values, ethics and beliefs and is aimed at attracting and retaining motivated, high-calibre executives and managers.

Gold Fields, through management and RemCo, regularly engages with larger institutional shareholders to consider the basis of performance and value creation for purposes of the Remuneration Policy and consideration on how to evaluate the implementation thereof. Recently shareholders have commended Gold Fields on the level of reporting disclosures for executive remuneration.

Risk management

RemCo has responsibility for oversight and management of compensation related risk. As part of its mandate, RemCo annually, and otherwise as considered necessary, reviews risks associated with the Company’s remuneration philosophy, structure, policies and practices. RemCo is satisfied that the Company’s executive compensation structure does not create undue risks or promote inappropriate risk-taking behaviour.

The following are key risk mitigation features of our remuneration policies and practices:

●

RemCo together with management are actively involved in the structuring and preparation of the Remuneration Policy to ensure it is aligned with the Group strategy, consequently improving employee performance, and maximising total shareholder returns sustainably. The Remuneration Policy is approved by RemCo after due consideration of input from management

●

RemCo makes use of external experts at any time, as and when required, to ensure that the Remuneration Policy meets the latest best global practices and that incentive plans and targets meet the Company’s needs

●	The Remuneration Policy is available online at www.goldfields.com
●

Executive Remuneration is disclosed annually as reflected in the Implementation Report and in accordance with the Remuneration Policy. Executives are not involved in the approval process relating to remuneration, rewards, clawbacks or benefits that affects them personally

●

RemCo approves remuneration of the Executive Committee and the Company Secretary after recommendations from the CEO and independent external advisers, who have done the necessary benchmarking to ensure there is alignment with the appropriate peers particular to the industry and jurisdictions in which we operate

AFR-98

97	The Gold Fields Annual Financial Report including Governance Report 2017

●

The performance conditions governing the vesting of the long-term incentives have a significant portion based on free cash-flow, which aligns the cost of settlement of the long-term incentive with this important affordability measure

●

Variable pay is subject to eligibility criteria and is capped both on award and on settlement in line with performance outcomes. Limits are placed on variable pay awards (short-term incentives and performance shares), based on predefined plan provisions and calculation formulae, including caps on payouts

●

The pay mix contains a proportionately greater weighting towards award opportunities derived from the long-term incentive plan, compared to the short-term incentive plan, creating a greater focus on sustained Company performance over time

●	Performance shares, awarded annually, vest over a three-year period. Each allocation of the awards has overlapping performance periods that encourages sustained performance in the long term
●	Minimum share ownership requirements for the CEO, CFO and executives, monitored annually by the RemCo, to ensure alignment with shareholder interests over the long term;
●	RemCo and Board discretion to adjust payouts to, among other things, take into account the risks undertaken to achieve performance
●	Formal recovery (clawback) policy applicable to both cash and equity compensation of executives
●

Performance metrics and targets for the year are agreed upfront with the RemCo for all executives and these are the basis upon which executives are assessed at the end of each performance cycle. This ensures that executives are assessed objectively

The key reward components of the Remuneration Policy

The Remuneration Policy is linked to the Gold Fields strategy and is essential in achieving and exceeding the Groups performance goals and commitments. The figure below shows the relationships between the Group strategy, the Group scorecard and how they are used to feed into the bonus parameters, balanced scorecard process and the long-term incentives. There is clear alignment between each element ensuring that the remuneration approach clearly delivers on the overall Gold Fields’ strategy.

AFR-99

The Gold Fields Annual Financial Report including Governance Report 2017	98

REMUNERATION COMMITTEE REPORT continued

Remuneration Report (continued)

Remuneration Policy continued

The Remuneration Policy aims to reward all employees, transparently, fairly and responsibly according to their roles and individual contributions to the Company performance.

The key elements of the total remuneration mix are set out below.

	Reward component	Policy and strategic intent

We have a mix of guaranteed remuneration package (GRP) inclusive of all benefits applicable in South Africa, and a base rate of pay (BRP) where benefits are paid over and above the BRP for the rest of the Group

●  GRP is an all-inclusive total-cost-to-company package for South African employees

●  BRP is applied to international employees

●  The guaranteed pay benchmark is the market median, with a significant proportion of performance-related variable pay comprising short and long-term incentives

●  For exceptional performance, the Company positions overall remuneration, including short- and long-term incentives, at the 75th percentile of the market

●  RemCo retains the discretion to determine whether and to what extent specific over-performance levels warrant total pay at the 75th percentile

●  Competitive base salaries to attract and retain high-calibre employees and executives, based on personal performance and experience are paid monthly

●  Benchmarks to peer group mining companies are used to determine external parity and design competitive remuneration scales

●  Base salaries are reviewed annually by RemCo (effective 1 March each year), taking account of Company performance, economic circumstances, affordability, individual performance, changes in responsibility and levels of increase for the broader employee population

●  Global mobility of key employees around our operations is governed by our Expatriate Policy, which is aligned to the Group Remuneration Policy. Consideration is given to cost-of-living in the various jurisdictions and tax effects for the employees. This policy is reviewed annually by the Executive Vice President People and Organisational Effectiveness, and periodically by RemCo

Benefits and allowances

●  Flexible standard benefits may include, but not be limited to, membership to health insurance, retirement plans and disability/ incapacity and death cover which both the employee and the Company will contribute towards

●  Any allowances are paid in accordance with specific applicable legislation

●  The expatriate policy provides that special allowances may be made, in respect of amongst others, relocation costs, cost of living, cost of education for children and their families

●  The provision of benefits comply with legislation across jurisdictions in which we operate and benchmarking ensures that there are competitive benefits aimed at attracting and retaining key employees

●  Benefits are provided based on affordability to both the employees and the Company

AFR-100

99	The Gold Fields Annual Financial Report including Governance Report 2017

	Reward component	Policy and strategic intent

Short-term incentive (annual performance bonus)

●  Performance based Group annual incentive scheme

●  RemCo approves annual payments of the short-term incentives paid in February of every year

●  Where applicable, production bonuses are paid

●  Regional and on mine schemes are considered and implemented, if applicable. In Peru, a statutory bonus scheme is applied in compliance with applicable legislation where the delta between the Group annual performance bonus is paid should the annual performance bonus be higher than the legislated bonus

●  Safety

●  Total gold production

●  All-in Cost (AIC) per ounce

●  Development or waste mined

●  Short-term view (12 months) include individual targets and then company specific objectives as noted above.

●  Improved performance at corporate, regional, operational and individual level

●  Regional and mine specific targets are set in line with Group business plans

Long-term incentive (LTI) plan (management)

●  This is a new cash-settled LTI plan for Management Level employees effective for 2018, and awards under this plan replaces awards that participants received under the current LTI plan. In some instances, participants will receive a mix of awards under the cash-settled LTI plan and the Gold Fields Limited 2012 Share Plan (Share Plan) amended. However, overall levels of LTI will not increase

●  The cash-settled LTI plan will ensure closer alignment with long-term regional and individual contributions

●  This LTI plan is offered to senior, middle and lower management to cater for closer alignment with long-term performance predominantly in the region

●  The cash-settled LTI plan will be a cash-based scheme except members of Regional Executive Committees will be entitled to 30% of their award in the form of shares. This portion is still linked to the overall long-term performance for the Group in terms of free cash-flow margin, absolute and relative total shareholder returns. The cash settled LTI plan forms part of variable compensation.

●  Sustainable free cash-flow as manifested in the longer life, lower cost and improved social compact

●  The line of sight performance objectives will be based on:

– AIC reduction (40% weighting)

– Gold reserves/rebase plan for South Deep (40% weighting)

– Safety engagement and other region specific and appropriate measures ensuring a continuous licence to operate (20%)

Long-term incentive plan (executives and regional executives)

●  The LTI plan forms part of variable compensation and ensures that executives have a longer-term performance focus for the Company performance

●  100% of the executive LTI plan award is awarded under the Share Plan for Executive Committee members, and 30% is awarded under the Share Plan and 70% under the cash-settled LTI plan for Regional Executive Committee members

●  Long-term view (36 months and beyond)

●  Market performance of the Company

●  Shareholder alignment – total shareholder return (absolute and relative)

●  Sustainable free cash-flow

●  The Share Plan also seeks to instill a sense of ownership among key employees and executives

AFR-101

The Gold Fields Annual Financial Report including Governance Report 2017	100

REMUNERATION COMMITTEE REPORT continued

Remuneration Report (continued)

Remuneration Policy continued

	Reward component	Policy and strategic intent

Executive minimum shareholding requirement (MSR)

●  Members of the Executive Committee are required to hold a specified value of shares in Gold Fields Limited in accordance with the terms of the approved MSR Policy

●  The CEO is required to build up a holding of 200% of his salary, on a pre-tax basis, by 31 December 2020, and all other members of the Executive Committee are required to build up to 100% of the salary (GRP or BRP) five years from date of entry to the plan

●  RemCo shall in terms of the MSR make an award of matching shares at a ratio of one share for every three shares (capped at the matching share limit) committed to the MSR (at the discretion of RemCo)

●  The Company wishes to encourage executives to hold shares in the Company, thus reinforcing the alignment between the executive and shareholder interests

●  The MSR plan is in line with international best market practice and emerging best practice within South Africa

Benchmarking against peers

The pay mix of guaranteed and variable remuneration differs according to performance and the grading of the employee. In line with international best practice, the more senior the employee, the higher the proportion of variable pay in their total remuneration package. As a global company, we compete for talent in a global marketplace, and our approach to remuneration takes into account the need for competitive remuneration in the various jurisdictions in which we operate. Hence, there is a requirement to establish a basis for comparing remuneration across currencies and geographies.

Gold Fields engaged Mercer Consulting South Africa to provide a comprehensive analysis of the Group Executive Committee’s remuneration packages. The Mercer Consulting study and PwC’s review thereof confirmed that the Executive Committee’s compensation was aligned to Group strategy and that they are ideally positioned in a basket of comparative peer companies.

The graph below is an illustration based on the assumption of the delivery of minimum; or on target; or maximum performance achievement on the total remuneration for the Executive Committee, on a single total figure basis of the 2018 Remuneration Policy.

Assuming below expected, expected and stretch performance for 2018 (US$’000)

AFR-102

101	The Gold Fields Annual Financial Report including Governance Report 2017

Pay for performance – linking executive pay to group strategy

RemCo and management aims to better align remuneration with the Group strategy (see figure on page 102) and Company performance according to the annual Group Scorecard. In 2018 a step change will be made on how performance in Gold Fields is measured. Whilst our strategy was well defined and the balanced scorecard concept had been entrenched and understood in the business and was supported by a solid performance management system, we introduced a number of improvements to enhance the link between performance and strategy including:

●	Simplifying the Gold Fields strategy to a simple “strategy on a page”, which can be communicated with ease and allows for easy alignment to performance objectives
●	Including and communicating an aspirational target of $900/oz for AIC that is cascaded down to our incentive and reward schemes (which is discussed in this report)
●

Changing the four key strategic objectives in our performance management system in order to maximise total shareholder returns sustainably. These areas are different from previous years – the four strategic objectives are:

–

Protect our licence to operate and enhance reputation, which refers to all the activities we do to enhance our reputation with stakeholders and the lives of our people. It includes driving our governance and compliance programmes and building confidence with analysts and investors

–	Instil capital discipline through managing our balance sheet and maximising capital returns making sure we invest money in the best possible way
–

Promote safe operational delivery, which is ensuring we deliver our projects and free cash-flow margin and meet guidance at our operations safely. It includes most of the day-to-day activities at our operations including how we manage our people, but the focus is on doing this safely and sustainably

–

Drive portfolio management, which is focusing on ensuring we have the best quality of assets through optimising the assets we have using technology and innovation to be more efficient or cost effective, as well as making good decisions on the assets we buy or sell, and extending the life-of-mine we have in Gold Fields through mergers and acquisitions or brownfields exploration on existing mine sites

●

Driving strategy cascading and alignment into the regional scorecards with the regional EVPs and ensuring goals set were more outcomes focused and not initiative focused to drive the culture of focusing on delivery

–

For executive scorecards ensuring that the objectives set are more outcomes focused when goals are cascaded, and targets are appropriately set with stretch targets being sufficiently flexed taking into account the incremental reward

●

Strategy management - the Group and regional scorecard process would now form part of the day-to-day management of the business and quarterly review business process in addition to the performance management process. This will then further support the delivery-based culture that Gold Fields is creating

The additional rigour added to our performance management process will indeed cascade down to all our management employees and enhance the way we measure and reward performance in Gold Fields.

The Group strategy on a page is shown alongside and this was a key input into the creation of the 2018 Group scorecard depicted thereafter. From the Group scorecard shown on p108, regional scorecards, as shown on p109 – 111 were crafted and individual scorecards are then created by cascading the relevant goals and deliverables. The direct link to the Gold Fields’ strategy is therefore created in individual balanced scorecards through which we measure personal performance.

AFR-103

The Gold Fields Annual Financial Report including Governance Report 2017	102

REMUNERATION COMMITTEE REPORT continued

Remuneration Report (continued)

Remuneration Policy continued

Gold Fields’ strategy on a page

AFR-104

103	The Gold Fields Annual Financial Report including Governance Report 2017

AFR-105

The Gold Fields Annual Financial Report including Governance Report 2017	104

REMUNERATION COMMITTEE REPORT continued

Remuneration Report (continued)

Remuneration Policy continued

Americas BSC targets

AFR-106

105	The Gold Fields Annual Financial Report including Governance Report 2017

West Africa BSC targets

AFR-107

The Gold Fields Annual Financial Report including Governance Report 2017	106

REMUNERATION COMMITTEE REPORT continued

Remuneration Report (continued)

Remuneration Policy continued

South Deep BSC targets

AFR-108

107	The Gold Fields Annual Financial Report including Governance Report 2017

Australia BSC targets

AFR-109

The Gold Fields Annual Financial Report including Governance Report 2017	108

REMUNERATION COMMITTEE REPORT continued

Remuneration Report

Remuneration Policy continued

Gold Fields has a strong pay for performance culture in which our remuneration philosophy and practices are built. The tables below depicts how our short-term and long-term incentives, our salary process and MSR policy embeds the pay for performance culture that will be detailed throughout this report. The theme of individual and company performance is weaved throughout our remuneration schemes and the alignment of these schemes with our overall strategy is highly evident in the metrics and indicators within these schemes.

Pay for performance

Salary process		Short-term annual bonus	Long-term cash incentive	Long-term shares	MSR
	Individual performance	Individual performance	Individual performance	Individual performance	Executive position in Gold Fields
	Market conditions and comparisons	Company performance conditions (bonus parameters)	LTI plan performance conditions	Company performance
	CPI Market conditions and comparisons	Safety, gold production and cost	All-In-cost	Free cash-flow margin	Ownership and long-term performance driven
		Development and waste stripping	Gold reserves, safety engagement and job creation	Absolute and Relative TSR

Short-term incentives (annual performance bonus metrics)

The on-target bonus eligibility percentage is linked to on-target performance achievement whilst stretch-target bonus eligibility percentage is linked to exceptional performance achievement for annual bonuses for the CEO, CFO and Executive Vice Presidents (EVPs), calculated as a percentage of guaranteed remuneration, are set out below:

Role	On-target earning potential as % of guaranteed remuneration	Stretch-target earning potential (maximum cap) as % of guaranteed remuneration
CEO	65	130
CFO	60	120
EVPs	55	110

Earning potential between on-target and stretch performance is interpolated on a linear basis.

Executives also have the option to elect, in advance of the short-term incentive determination, to defer some or all of their short-term incentive towards the achievement of their MSR. See p118 for further detail on the MSR.

AFR-110

109	The Gold Fields Annual Financial Report including Governance Report 2017

Using bonus eligibility percentage ranges set out on page 113, organisational and personal performance regulate actual bonus outcomes for the Company. The CEO’s and CFO’s organisational objectives together with Corporate Executives are based on Group performance. Regional Executive Vice-Presidents’ performances are based on a combination of Group and regional performance. This is illustrated in the table below:

Employee category	Organisational objectives			Personal objectives
	Group	Region	Operation
CEO	65%			35%
CFO	65%			35%
Corporate executives	65%			35%
Regional executives	20%	45%		35%
General managers		20%	45%	35%
Regional offices		65%		35%
Mines			65%	35%

Performance drivers against which performance is assessed are set and approved annually in advance by RemCo. Operational objectives for each mine are measured against the plans approved by RemCo. They comprise of safety, production, costs and physical mine development (ore and waste). The operational objectives form the basis of the regional objectives and subsequently feed into Group objectives. If individual, operational, regional or Group objectives do not exceed threshold targets, no bonus is payable.

Group bonus parameters

(Target performance is linked to the annual business plan approved by the Board)

Safety (TRIFR)	Ensuring the safety and wellbeing of our workforce	20%
Total gold production	The productive measure of our operations	20%
All-in Cost (AIC) per ounce	The financial measure of our operations	40%
Development or waste mined	Ensuring the future of our operations	20%

This year we embarked on a process to realign our performance management process to our Group strategy. Through this process we have categorised our balanced scorecard (BSC) measurement areas into four key strategic objectives: safe operational delivery; social licence to operate; capital discipline; and portfolio management. This realignment process also included the addition of a balance between lead and lag indicators into all scorecards and ensuring that appropriate stretch targets have been set for all management level employees. This alignment process builds on our previous balanced scorecard process but ensures a stronger alignment between our strategy and our BSC process by moving from the standard BSC performance quadrants to the highly customised strategic focus areas described above to ensure our strategy is cascaded into objectives that are measured in our performance management process.

AFR-111

The Gold Fields Annual Financial Report including Governance Report 2017	110

REMUNERATION COMMITTEE REPORT continued

Remuneration Report

Remuneration Policy continued

The CEO scorecard below demonstrates the changes that have been made to our performance measurement specifically that lead and lag objectives are part of his deliverables.

2018 performance scorecard for the CEO

Strategic objective measurement area	Key result area	Weighting	Lead indicator	Lag indicator
Safe operational delivery	Delivery of South Deep infrastructure projects and improvement in the mining cycle whilst ensuring we have the right people in the right roles	45%	*
	Deliver Damang reinvestment project in accordance with project budget and schedule	10%		*
	Deliver Gruyere project in accordance with approved budget and schedule	10%		*
	Integrated and aligned human resource strategy across the employee value chain to ensure leadership lives the delivery and teamwork culture	5%	*
Portfolio management	Replacement of depletion of reserves in Australia	5%	*
	Increase reserves for West Africa	5%	*
	Drive innovation and technology throughout the Group by implementing key initiatives focused on installing IT backbones and technologies to enable digital mining for the mine of the future	10%	*
Capital discipline	Capital allocation and ranking with hurdle rates to optimise capital expenditure and improve capital efficiency	5%		*
Licence to operate and reputation	Complete, audit and roll out of improved governance and compliance programme for the Gold Fields Group, with a review against national and international best practice	5%	*	*
Long-term incentive (LTI) plan

Gold Fields Limited Amended 2012 Share Plan (Share Plan)

The Share Plan is a conditional share plan which provides for annual awards of performance shares, which vest subject to performance conditions. Participants receive real shares under the Share Plan.

Previously, all eligible management level employees who participated in the long-term incentive plan received performance shares under the Share Plan. From 2018 onwards, with the introduction of the cash-settled LTI plan, only the Executive Committee members (including regional Executive Committee members) will receive awards under the Share Plan, with Regional Executive Committee members receiving 30% of their total long-term incentive award under the Share Plan, and 70% under the new cash-settled LTI plan.

The long-term incentive plan seeks to instil a sense of ownership among employees and executives and enables:

●	Alignment of executive rewards with shareholder interests
●	Retention of key people
●	Alignment of people costs with business results
●	Achievement of MSR objectives

AFR-112

111	The Gold Fields Annual Financial Report including Governance Report 2017

    .

The standard award of performance shares determined by role, performance and guaranteed remuneration are set out in the table below where stretch-target eligibility % is twice that of the on-target eligibility for exceptional performance:

Role	On-target award as % of guaranteed remuneration	Stretch-target award as % of guaranteed remuneration[1]
CEO	104	208
CFO	96	192
Executive Committee	88	176
Regional Executive Committee members	18 – 20	36 – 40

[1]

The annual award is adjusted to reflect participant’s personal performance for the year. Those with inadequate performance achievements will not receive awards, whereas those exceeding expectations will receive higher awards.

The long-term incentives vesting occurs on the third anniversary of the initial award and is dependent on the extent to which the Company has met specified performance conditions over the three-year period. Vesting is capped at 200% of the award. Executives also have the option to elect, in advance of the vesting date, to defer some or all of their vested awards towards the achievement of their MSR. See p118 for further detail on the MSR.

Vesting conditions of performance shares for Executive Committee

Performance condition	Weighting	Threshold (0% vesting)	Target (100% vesting)	Stretch (200% vesting)
Absolute US Dollar total shareholder return (TSR)	33%	N/a – no vesting below target	The US Dollar (nominal) Cost of Equity[1] over the three-year performance period	US Dollar Cost of Equity + 6% pa over the three-year performance period
Relative US Dollar total Shareholder Return (TSR)	33%	Median of the peer group	Median of the peer group	Upper quartile of the peer group
Free cash-flow margin (FCFM)	34%	Average FCFM over performance period of 5% at a gold price of $1,300/oz – margin to be adjusted relative to the actual gold price for the three-year period	Average FCFM over performance period of 15% at a gold price of $1,300/oz – margin to be adjusted relative to the actual gold price for the three-year period	Average FCFM over performance period of 20% at a gold price of $1,300/oz – margin to be adjusted relative to the actual gold price for the three-year period

[1]	Cost of Equity is determined by the external consultant, PwC.

Linear interpolation will be applied between threshold and target and target and stretch performance. The vesting profile based on performance over the three-year period is as follows:

Performance condition	Threshold	Target	Stretch and cap
Absolute TSR	0%	100%	200%
Relative TSR	0%	100%	200%
FCFM	0%	100%	200%

Given the three-year performance period over which the share award is evaluated, awards will not vest until the third anniversary of the award dates.

AFR-113

The Gold Fields Annual Financial Report including Governance Report 2017	112

REMUNERATION COMMITTEE REPORT continued

Remuneration Report

Remuneration Policy continued

Cash-settled long-term incentive plan (cash-settled LTI plan 2018)

Whilst the members of the Gold Fields Group Executive Committee will only receive awards in terms of the Share Plan, the cash-settled LTI plan will provide for awards to senior and middle management from 2018 onwards and has been revised to ensure closer alignment with long-term business strategy, and specific emphasis on regional performance. With the implementation of a new scheme, where the cash-settled LTI plan is directly linked to the manager’s line-of-sight actions, greater focus will be placed on creating a high performance culture.

The plan seeks to incentivise regional participants to deliver the Group strategy over the long term, in the same manner as the current Share Plan objectives. Eligible senior managers, as defined in the cash-settled LTI plan rules will now participate in both the long-term share incentive (30% weighting) and the new cash-settled LTI plan (70% weighting) according to the rules of each plan. Other eligible employees will participate 100% in the new cash-settled LTI plan, where participant’s performance outcomes are designed to drive regional long-term strategic objectives aligned directly to their line-of-sight performance achievement conditions.

Regional fundamental value driving performance conditions will be set and agreed with RemCo at the beginning of the three-year performance period. The intent of the introduction of the cash-settled LTI plan is to create fundamental organisational value at all levels and to incentivise, motivate and retain management.

The measurement period for awards will be from 1 January of the year of award to 31 December of the third year. Performance conditions will be determined by the Group Executive team who are not assessed on these targets but on total shareholder return and cash-flow measures as referred to in the Share Plan above. These performance conditions must be approved annually by RemCo.

For the March 2018 award, RemCo-approved fundamental performance outcomes which include:

●	Decreasing actual AIC for each of our regions (40%)
●	Sustainably extending reserves at the international operations and in the case of South Deep achieving targets as set out in the rebase plan (40%)
●	Safety and protecting our licence to operate and enhancing our reputation (20%)

The cash-settled LTI plan awards essentially have three strata. Firstly, the imperative is to align the measures with our long-term strategic aspiration of improving the portfolio by decreasing AIC per ounce to under $900 by 2020 in a sustainable manner. This comprises three primary components; 1) decreasing actual AICs for each of our regions; 2) doing so sustainably by extending mine life as measured by gold reserves at the same time or achieving targets as set in the South Deep rebase plan; and importantly 3) doing it in a manner which promotes safety engagement and protects our licence to operate and enhances our reputation.

The second imperative for the changes, is to align regional targets to regional targets performance outcomes ensuring clarity in relation to what each region needs to deliver and also promotes line of sight alignment. The consolidation of all targets shows how each region contributes to the Group’s long-term aspirations in 2020, which we believe will enhance total shareholder returns. The regional targets also help provide better line of sight for the cash-settled LTI plan, which would drive the regions (and employees) to understand their contributions to the overall strategy and assist in aligning all parties to achieve these. In short, the revised LTI plan measures proposed would become an improved performance lever for the Company.

The third imperative for the changes, is to ensure that the targets were stretching the regions to ensure that the Group is working towards a real step change increase in portfolio quality. This was done by looking at our latest strategic planning profiles and ensuring that the long-term targets assigned to each region were linked to long-term strategic planning profiles. Whilst, our current recommended profiles show a strong healthy Company, RemCo and management believe that the cash-settled LTI plan should be used as a catalyst for further improvement in our portfolio quality and ultimately in a differentiated share price performance.

Included in the metrics of the cash-settled LTI plan are two lead indicators 1) licence to operate measured by the positive contribution to community employment and 2) safety engagement. These two factors are lead indicators which have been introduced into the long-term incentive scheme in line with the Gold Field’s strategy to be the global leader in sustainable gold mining.

AFR-114

113	The Gold Fields Annual Financial Report including Governance Report 2017

Executive Minimum Shareholding Requirements (MSR) policy

The policy requires executives to build up sustainably and to hold a target minimum shareholding by the end of five years starting from 1 January 2016 in the case of the current CEO, and from 18 May 2016, or the date of appointment of the Executive Committee member if their appointment was after 18 May 2016.

The target minimum shareholding, on a pre-tax basis, of vested and unencumbered shares for the executives are:

●	CEO: 200% of GRP
●	CFO and other executives: 100% of annual GRP/BRP (target minimum shareholding)

To encourage and reward this commitment and investment by the Executives the Company will make an award of conditional rights to matching shares on an annual basis, at a ratio of one share for every three shares committed that year. The matching shares vest at the end of the five-year period provided that the participant remains in the employment of the Group and has retained the committed shares. The value of the ultimate number of matching shares that will vest will be limited to 67% of salary in the case of the CEO or 34% salary for the other executives.

Retention and sign-on bonuses

RemCo has the discretion based on the recommendation from management, to follow a retention strategy including the ad-hoc approval of sign-on payments and/or retention payments to be used in the recruitment of candidates who are highly skilled or fulfil specialised roles or scarce resource positions at executive level. The minimum work back periods for these retention payments are two years.

Clawback policy

The Board has approved the clawback policy entitling the Board to, in specific instances, seek repayment of remuneration amounts which have been made in error. The policy allows RemCo the right to recover all forms of remuneration from executives. This is applicable but not limited to remuneration relating to base pay, the achievement of financial or performance goals or similar conditions for any award, or payment under the annual incentive plan or long-term incentive plan or any bonus payment, whether vesting is based on the achievement of performance conditions, the passage of time, or both.

The right of recovery may be exercised within three years from the restatement date and the policy sets out the procedures to be followed depending on whether the remuneration has been paid, transferred or otherwise made available to the executive as well as the steps to take where the amount is not immediately recoverable, despite demand.

To date, there has been no requirement for this policy to be applied in terms of fund recovery from management.

Termination provisions applicable to Executive Committee service contracts

Gold Fields can also terminate the executive’s employment summarily for any reason recognised by law in the respective jurisdiction. The general principles governing the settlement of employment benefits and rewards is that employees who resign voluntarily or are dismissed for disciplinary reasons forfeit all unvested benefits and awards. Employees who separate from the Company for reasons of death, disability, retirement, or redundancy for operational reasons retain a portion of unvested benefits and awards where this portion is based on the principles of time pro ration and performance testing where applicable, in line with the King IV principles.

Executive Committee’s service contracts

Executive directors are party to permanent employment agreements with Gold Fields Group Services (Pty) Ltd (GFGS), Gold Fields Ghana Holdings BVI Limited (GF Ghana) and Gold Fields Orogen BVI Limited (Orogen) and the EVP: Strategy, planning and corporate development is party to permanent employment agreements with Gold Fields Group Services (GFGS) and Gold Fields Orogen BVI Limited (Orogen).

In terms of the South African employment contracts (the Orogen and GF Ghana contracts have substantially the same terms for the executive directors) for the Group Executive Committee, employment continues until terminated upon (i) notice by either party i.e. twenty four months or twelve months’ respectively for the CEO and CFO together with all related incentives that vest in the notice period, or (ii) six months in the case of the remaining members of the Group Executive Committee or (iii) retirement (currently provided for at age sixty three).

AFR-115

The Gold Fields Annual Financial Report including Governance Report 2017	114

REMUNERATION COMMITTEE REPORT continued

Remuneration Report

Remuneration Policy continued

Change of control provisions

Executive directors’ and eligible prescribed officers’ employment contracts also provide that, in the event of the executive’s employment being terminated as a result of a change of control as defined below, and such termination occurring within 12 months of the change of control, the director is entitled to:

●	Payment of an amount equal to two-and-a-half times annual GRP in the case of the CEO, two times annual GRP in the case of the CFO and the Executive Vice President: Sustainable Development
●	A bonus payment in the amount equal to the average percentage of incentive bonuses achieved during the previous two completed financial years, pro-rated for time
●	Full vesting of all long-term incentive awards

The employment contracts further provide that these payments cover any compensation or damages the executive directors may have under applicable employment legislation.

A change of control for the above is defined as the acquisition by a third party or concert parties of 30% or more of Gold Fields’ ordinary shares.

In the event of the finalisation of an acquisition, merger, consolidation, scheme of arrangement or other reorganisation, whether or not there is a change of control and if the executive directors services are terminated, the change of control provisions also apply.

In 2012, RemCo resolved to discontinue the remuneration entitlement in the event of a change of control for senior executives appointed after 1 January 2013. Therefore the only members of the executive with change of control provisions are the CEO, CFO and Executive Vice President: Sustainable Development. The senior executives who are currently entitled to the change of control remuneration benefits will retain their rights under the previous policy.

Non-executive directors (NEDs) fees

As Gold Fields is a global company with operations around the world, the Company requires its NEDs to have the necessary competence, experience and skill to assist the Group to set and deliver the objectives of the Group strategy. Therefore, its remuneration practices should take account of international, as well as local norms, in determining the appropriate remuneration to attract and retain NEDs that will add value due to their own particular sought after expertise. NEDs do not participate in any of the short- or long-term incentive plans and there are no arrangements in place for compensation to be awarded in the case of loss of office.

RemCo seeks to align NED fees to the median of an appropriate peer group and reviews fee structures for NEDs on an annual basis. NEDs are paid monthly based on annual fees for their Board membership as well as additional fees for their specific Board committee memberships. As advised by our external advisers, PwC, for the period 1 June 2018 to 31 May 2019, annual fee increases will be linked to prevailing country-specific inflation rates. On this basis approval will be sought from shareholders after recommendation by the Board at the AGM to be held on the 23 May 2018 for a 5.4% increase to be applied to the fees of South Africa-resident NEDs and 2.7% increase to be applied to the fees of non-resident NEDs paid in US Dollars, both effective 1 June 2018 (exclusive of VAT).

AFR-116

115	The Gold Fields Annual Financial Report including Governance Report 2017

Therefore, if approved by shareholders at the AGM, the following fixed annual fees shall be payable to NEDs of the Company with effect from 1 June 2018 (excluding VAT).

	Per annum – 2017 approved fees in Rand[1]	Per annum – proposed fees for 2018 in Rand	Per annum – approved fees for 2017 in US$	Per annum – Proposed fees for 2018 in US$
The Chair of the Board (all-inclusive fee)	2,960,000	3,120,000
The Deputy Chair of the Board (all-inclusive fee)	1,926,000	2,031,000
The Chair of the Audit Committee	352,000	372,000
The Chairs of the Capital Projects Control and Review Committee, Nominating and Governance Committee, Remuneration Committee, Risk Committee, Social, and Ethics and Transformation Committee and Safety, Health and Sustainable Development Committee (excluding the Chair of the Board and the Deputy Chair of the Board)	217,200	228,960	17,200	17,676
Members of the Board (excluding the Chair and the Deputy Chair of the Board)	971,500	1,024,080	77,200	79,296
Members of the Audit Committee (excluding the Chair of the Audit Committee and the Deputy Chair of the Board)	182,000	191,880	14,500	14,892
Members of the Capital Projects Control and Review Committee, Nominating and Governance Committee, Remuneration Committee, Risk Committee, Social and Ethics and Transformation Committee and Safety, Health and Sustainable Development Committee (excluding the Chairs of the relevant Committees, Chair of the Board and the Deputy Chair of the Board)	137,000	144,480	11,000	11,304
Chair of ad hoc Committee (fee per meeting)		58,000		4,430
Member of ad hoc Committee (fee per meeting)		36,000		2,835

[1]	Shareholders approved the 2017/2018 fees for the period 1 June 2017 to 31 May 2018 at the Annual General Meeting held on 24 May 2017.

Non-binding advisory vote

As set out in King IV, the Remuneration Policy and the Implementation Report will be put to a non-binding advisory shareholder vote at the Gold Fields Annual General Meeting (AGM) on 23 May 2018. Should there be a 25% or higher advisory vote against the adoption of the policy or implementation plan, Gold Fields will engage with shareholders to ascertain the reasons for the dissenting votes and discuss measures to deal with reasonable objections and concerns raised. Gold Fields will disclose in future remuneration reports the detail of any engagement and the nature of the steps taken to address reasonable objections and concerns.

AFR-117

The Gold Fields Annual Financial Report including Governance Report 2017	116

REMUNERATION COMMITTEE REPORT continued

Implementation report

This report sets out the performance outcomes achieved for the period ending December 2017, against the respective targets set in terms of the various aspects of the remuneration elements discussed in the Remuneration Policy.

Guaranteed pay (GRP and BRP) adjustments

The annual remuneration review takes place in March of each year. All eligible employees received a salary increase on 1 March 2017 and the average increase for executives during 2017 was 6.5%. The overall increase in labour costs during 2017 was within the approved mandate of RemCo.

Short-term incentives (annual performance bonus)

The total 2017 annual incentive award payment of US$29m is based on the Company’s achievement of an overall average performance rating of 3.5 out of a maximum of 5 against Committee approved performance measures set at the beginning of the year.

Executives achieved an average performance rating of 3.85 (excluding the CEO’s rating). The performance linked incentive bonus payment for the Executive Committee is 16% of the total bonus awarded for 2017 in the amount of US$4.5m. The overall company multiplier based on performance for the year is 130% in terms of the approved incentive award conditions. Two executives committed a portion of their incentive bonus payment to be deferred towards the achievement of the minimum shareholding requirement (MSR) and one elected to commit a number of personal investment shares towards the MSR. Remuneration awarded to executives is also subject to clawback for a period of up to three years as described in more detail on p118.

Group objectives

For the year ended 31 December 2017, the Group performance targets and how senior executives performed against these targets were as follows:

CORPORATE PERFORMANCE		2016	2017	2017
	Weight	Actual	Actual	Threshold	Target	Maximum	Achieved
				0.0%	+100%	+200%
Safety improvement – TRIFR	20%	2.27	2.42	2.27	2.16	2.05	0%
Gold (equivalent) production
– koz	20%	2,222	2,232	2,096	2,177	2,257	169%
All-in Cost – $/oz	40%	1,006	1,088	1,201	1,158	1,121	200%
Development and waste mined[1]	20%	200%		–	100	200	80%
	100%						130%

[1]	The development and waste mined targets are made up: International operations – open pit waste 40% and underground development 40%, South Deep destress mining 10% and South Deep development 10%.

AFR-118

117	The Gold Fields Annual Financial Report including Governance Report 2017

Personal objectives

In addition to the Group objectives listed above, the CEO and CFO were also assessed on their individual objectives for 2017. These objectives are set every year based on key performance areas and are approved by RemCo. Performance against these objectives is reviewed by RemCo towards the end of the year.

Nick Holland – 2017 BSC

Category	Weight	Objective	Achievements		Rating Score out of 5
Financial	10%	Capital allocation and management tracking well against capital project milestones	Investment committee established Estimating and Scheduling standards implemented More rigorous AFE process implemented Spend vs Plan – 2017 Actual – 96.79% with a 3.2% reduction in planned spend		3.0
	15%	Marketing South Deep rebase plan; reaffirming reinvestment strategy; as measured by improved rating based on consensus view Increase investor and analyst confidence to drive shareholder value	a)	Current message of reinvesting for the future has been well received by the market.	a) 3.5
			b)	In our peer group of 12 companies Gold Fields was the top performing stock in our peer group (+43%) for the year	b) 5.0
Business Optimisation	40%	South Deep – Deliver year 1 of rebase plan	●	Missed production and development targets	2.0
			●	Write-down of carrying value
			●	Good cost control with cost savings of R599m (AIC) (capital and opex) more than offset by gold production being 11% below plan
			●	A good second half of the year (with gold production up 36% on the first half of the year)
			●	Unit All in Costs were just 3% ahead of plan despite the low production.
			●	Multiple visits by the independent Geotechnical Review Board reaffirmed the mining method and geotechnical design as fit for purpose
	30%	Capital projects Deliver year 1 of Damang reinvestment plan Ensure Gruyere development occurs within schedule Salares – pre feasibility study and new R&R statement with incremental resources	a) Damang produced 143,000 oz against the plan of 110,000oz and mined 39M tons against the plan of 32.6M tons. Year 1 of the Damang reinvestment plan has been significantly exceeded		a) 4.5
			b) Gruyere project construction as at 31 December 2017 was 33.9% against a plan of 32.2% Engineering progress was 72.0% against a plan of 71.9% and all critical engineering is on track		b) 4.0
			c) Salares Norte feasibility study substantially complete ahead of schedule with new R&R statement with 10 years mine life resources at 95% indicated level		c) 4.0
	5%	Life extension of Cerro Corona	Life-of-mine was extended by seven years. This included new work on the TSF and in pit tails capacity. Actual Eq-Au Reserves increased from 2.3Moz Au in Dec 2016 to 3.7Moz Au in Dec 2017 (+70%).		5.0

The CEO received a personal performance score of 3.3 out of 5. The bonus paid to the CEO was 81.8% of his annual salary. For purposes of the calculation, the personal rating is converted into a percentage on the basis of 3 = 100% and 5 = 200%. 3.3 = 118%. The CEO’s bonus is therefore calculated as follows: [Group objectives (65% x 130%) + personal objectives (35% x 118%)] x 65% = 81.8%

AFR-119

The Gold Fields Annual Financial Report including Governance Report 2017	118

REMUNERATION COMMITTEE REPORT continued

Remuneration Report

Implementation report continued

RemCo considered the objectives set at the beginning of 2017 and the decisions taken by the Company during 2017 to meet these objectives, in determining the CEO’s Bonus and how they aligned to his personal BSC and performance during the year.

The CFO received a personal performance score of 4.0 out of 5 which yields a multiplier of 160%. The bonus paid to the CFO was 84.3% of his annual salary, calculated as follows: [Group objectives (65% x 130%) + personal objectives (35% x 160%)] x 60% = 84.3%

Long-term incentive plan

Performance share awards

Awards made in terms of the Share Plan were subject to the following performance conditions:

1. Absolute and relative shareholder return (66% weighting) over the three-year measurement period.

Absolute total shareholder return (Absolute TSR) – 33% of the initial award value will vest on the following basis:

Target	TSR performance	TSR factor
Below target	0%	n/a
Target	Average USD Cost of Equity as measured over a three-year period and independently assessed	100%
Stretch	Target + 6% per annum	200%
Above stretch	Capped at 200%	200%

Relative total shareholder return (Relative TSR) – 33% of the initial award value will vest on the following basis:

Target	TSR performance	TSR factor
Below target	0%	n/a
Target	Median of the peer group	100%
Stretch	Upper quartile of the peer group	200%
Above stretch	Capped at 200%	200%

2. Free cash-flow margin (34% weighting) – an average free cash-flow margin of 15% for target and an average free cash-flow margin of 20% for stretch for the three-year measurement period, at a gold price of US$1,300/oz.

Free cash-flow margin (FCFM) – 34% of the initial award value will vest on the following basis:

Target	FCFM performance	FCFM factor
Threshold	Average FCFM over performance period of 5% at a gold price of US$1,300/oz – margin to be adjusted relative to actual gold price for the performance period	0%
Target	Average FCFM over performance period of 15% at a gold price of US$1,300/oz – margin to be adjusted relative to actual gold price for the performance period	100%
Stretch	Average FCFM over Performance period of 20% at a gold price of US$1,300/oz – margin to be adjusted relative to actual gold price for the Performance Period	200%

In terms of the provisions of the Share Plan, eligible employees were awarded performance shares on 1 March 2016 and 1 March 2017 which vest on 1 March 2019 and 1 March 2020 respectively.

Further details of the 2012 Share Plan amended are disclosed in notes 5 and 26 respectively of the financial statements.

AFR-120

119	The Gold Fields Annual Financial Report including Governance Report 2017

In terms of the provisions of the (cash-settled) 2015 long-term incentive plan employees were awarded long-term incentives on 1 March 2015. Vesting of these awards were subject to achievement of performance conditions set and approved by RemCo.

The portion of the award subject to the free cash-flow margin vested partially based on achievement of performance conditions above threshold but below the target. The total shareholder return portion of the award did not vest as the performance target for this was not achieved. There is no vesting between threshold and target for this portion of the award. The final outcome of the achievement of the corporate performance conditions in terms of the LTI plan is tabulated below:

2015 LTI plan award – 1 January 2015 to 31 December 2017 (full performance period completed)

Award	TSR – 50%		FCFM – 50%		Final vesting % of the 2015 award
	Achieved	Vesting	Achieved	Vesting
2015 LTI plan award performance period – 1 Jan 2015 to 31 Dec 2017	Below Threshold Performance	0%	14%	90%	45%

The table below reflects the actual values settled for the Group Executive Committee in respect of the 2015 LTI plan award, which was paid on 28 February 2018.

Name	Designation	US$m value of initial LTI award	US$m value of awards vested
NJ Holland	Chief Executive Officer	1.03	0.46
PA Schmidt	Chief Financial Officer	1.02	0.46
A Baku	EVP: West Africa	1.03	0.46
	EVP: Strategy, Planning and
BJ Mattison	Corporate Development	0.66	0.30
NA Chohan	EVP: Sustainable Development	0.28	0.13
	EVP: Group Head Legal and
TL Harmse	Compliance	0.56	0.25
	EVP: Investor Relations and
A Nagaser	Corporate Affairs	0.20	0.09

S Mathews	EVP: Australasia	0.44	0.20
R Weston	EVP: Australasia	0.72	0.22
	EVP: People and Organisational
LN Samuel	Effectiveness[1]	0.57	0.00
N Muller	EVP: South Africa region	0.38	0.00
		6.90	2.57

[1]	Separated during 2017

AFR-121

The Gold Fields Annual Financial Report including Governance Report 2017	120

REMUNERATION COMMITTEE REPORT continued

Remuneration Report

Implementation report continued

2016 Performance share award – 1 January 2016 to 31 December 2017 (24 months of the 36-month performance period completed)

The number of awards, the value on the award date, and the estimated value at year-end for the 2016 grant of performance shares is tabulated below.

Name	Designation	Number of awards	US$m value on the award date	Estimated US$m fair value at year-end
NJ Holland	Chief Executive Officer	272,735	1.29	1.22
PA Schmidt	Chief Financial Officer	171,619	0.81	0.77

A Baku	EVP: West Africa	165,123	0.78	0.74
R Butcher	EVP: Technical	23,964	0.11	0.11
S Mathews	EVP: Australasia	72,802	0.34	0.33
	EVP: Group Head Legal and
TL Harmse	Compliance	88,048	0.42	0.39
	EVP: Strategy, Planning and
BJ Mattison	Corporate Development	108,877	0.51	0.49
NA Chohan	EVP: Sustainable Development	66,035	0.31	0.30
A Nagaser	EVP: Investor Relations	33,136	0.16	0.15
		1,002,339	4.73	4.50

2017 performance share award – 1 January 2017 to 31 December 2017 (12 months of the 36-month performance period completed)

The number of awards, the value on the award date, and the estimated value at year-end for the 2017 grant of performance shares is tabulated below.

Name	Designation	Number of awards	US$m value on the award date	Estimated US$m fair value at year-end
NJ Holland	Chief Executive Officer	370,042	1.00	2.41
PA Schmidt	Chief Financial Officer	178,808	0.55	1.17
A Baku	EVP: West Africa	156,967	0.49	1.02

R Butcher	EVP: Technical	98,389	0.30	0.64
S Mathews	EVP: Australasia	107,533	0.33	0.70
L Rivera	EVP: Americas	67,182	0.21	0.44
	EVP: Group Head Legal and
TL Harmse	Compliance	95,126	0.29	0.62
	EVP: Strategy, Planning and
BJ Mattison	Corporate Development	116,641	0.36	0.76
NA Chohan	EVP: Sustainable Development	70,907	0.22	0.46
A Nagaser	EVP: Investor Relations	48,673	0.15	0.32
M Preece	EVP: South Africa	53,462	0.17	0.35
		1,310,268	4.07	8.89

Minimum shareholding requirement as at 31 December 2017

Refer to the share ownership table on p22 for details of the Directors’ beneficial interest in the issued and listed share capital of the Company.

AFR-122

121	The Gold Fields Annual Financial Report including Governance Report 2017

Executive directors’ and prescribed officers’ remuneration

The table of remuneration for the executive directors and prescribed officers on the basis of the total single figure of remuneration (2016 figures have been revised and represented due to adoption of King IV) as prescribed by King IV is disclosed below.

As a result of the adoption of the remuneration reporting requirements under King IV the terminology used in the table below has been assigned the following meanings:

Reflected – King IV requires the disclosure of a total single figure of remuneration, received and receivable for the reporting period which ties remuneration to the individuals performance for the period. In respect of the cash LTI plan and matching shares the remuneration is reflected given that the company performance conditions have been met during the reporting period. The continued service and/ or continued employment requirements of the cash LTI plan and matching

All figures stated in US$‘000		Salary US$	[1]	Pension fund contri- bution US$	Cash incentive US$	[2]	Cash LTI plan reflected US$	[3]
EXECUTIVE DIRECTORS
Current
NJ Holland	2017	1,186.9		26.3	1,002.2		463.5
NJ Holland[8]	2016	1,030.0		40.9	1,355.2		500.5
PA Schmidt	2017	588.6		48.2	542.7		459.0
PA Schmidt	2016	496.7		54.4	648.6		242.6
PRESCRIBED OFFICERS
Current
L Rivera[9]	2017	626.3		–	270.4		–
L Rivera[9]	2016	154.5		–	111.0		–
A Baku[10]	2017	784.7		180.5	719.8		463.5
A Baku[10]	2016	746.1		156.4	620.2		304.2
R Butcher	2017	353.0		37.9	278.5		–
R Butcher[11]	2016	275.1		27.5	323.2		–
NA Chohan[12]	2017	342.8		26.3	288.3		126.0
NA Chohan	2016	284.0		27.7	328.6		88.6
B Mattison	2017	426.7		26.3	369.9		297.0
B Mattison	2016	362.4		25.5	429.7		192.5
T Harmse	2017	344.7		26.3	290.1		252.0
T Harmse	2016	282.3		29.5	345.7		138.6
A Nagaser[14]	2017	228.1		25.3	192.0		90.0
A Nagaser	2016	193.9		21.5	221.1		–
S Mathews[15]	2017	397.5		21.2	326.1		–
M Preece[16]	2017	338.2		16.6	–		–
Separated
L Samuel[17]	2017	384.3		17.5	–		–
L Samuel	2016	288.4		24.8	339.9		181.0
R Weston[18]	2017	102.0		4.5	–		216.0
R Weston	2016	576.4		64.2	570.7		350.4
E Balarezo[19]	2016	332.5		–	–		–
M Diaz[20]	2016	136.1		–	1.2		–
N Muller[13]	2017	129.4		6.6	–		–
N Muller	2016	450.4		26.4	477.0		23.1

Average exchange rates were US$1=R13.33 for the FY2017 and US$1 = R14.70 for the FY2016.

[1]

The total US$ amounts paid for 2017, and included in salary, were as follows: NJ Holland US$396,500, P Schmidt US$121,000, B Mattison US$86,000.
The total US$ amounts paid for 2016, and included in salary, were as follows: N Holland US$384,333, P Schmidt US$115,833, B Mattison US$70,417.

[2]	The annual bonus accruals for the year ended 31 December 2016 and 31 December 2017, paid in February 2017 and February 2018 respectively.
[3]	The value of the 2014 cash LTI plan with a performance period ending on 31 December 2016 is reflected in the 2016 total single figure of remuneration.
The value of the 2015 cash LTI plan with a performance period ending on 31 December 2017 is reflected in the 2017 total single figure of remuneration.
[4]	The 2017 total single figure of remuneration includes the cash equivalent value of matching shares awarded in terms of the MSR policy during 2017.
[5]	Other includes special bonuses, incidental and severance payments unless otherwise stated.
[6]	Includes cash Incentive, cash LTI plan and matching shares reflected for the year.
[7]

The 2017 figure includes the bonus related to the 2016 financial year, paid in February 2017 and the 2014 cash LTI plan vested and settled in March 2017. The 2016 figure includes the bonus related to the 2015 financial year, paid in February 2016 and the 2013 performance shares vested and settled in March 2016. For NJ Holland, the 2017 figure does not include the 2014 cash LTI plan as well as 50% of the 2016 bonus, because he elected to receive restricted shares in lieu of these amounts, and the 2016 figure does not include the 2013 performance shares and 50% of the 2015 bonus because he elected to receive restricted shares in lieu of these amounts.

[8]

NJ Holland elected prior to the determination of his annual performance bonus for 2016 to receive 50% of his annual performance bonus (US$677,600 = 50%) in restricted shares. He also elected prior to the vesting of the 2014 cash-settled LTI plan award to receive 100% of this amount(US$500,500 = 100%) in restricted shares. The full bonus and cash LTI plan calculated for NJ Holland is reflected in the total single figure of remuneration and thus the receipt of restricted shares has been disregarded in calculating the total single figure of remuneration in line with King IV.

AFR-123

The Gold Fields Annual Financial Report including Governance Report 2017	122

REMUNERATION COMMITTEE REPORT continued

Remuneration Report

Implementation report continued

shares are not considered a factor for including the remuneration in the total single figure of remuneration. Remuneration included may not have legally transferred to the individual and the individual may not yet have the unconditional right to enjoy the benefits therefrom.

Settlement – This refers to remuneration that has been included in the total single figure of remuneration in respect of any prior period, but has only been unconditionally transferred to the individual concerned in the current period.

Not yet settled – This refers to remuneration that has been included in the total single figure of remuneration in the current period, but has not been unconditionally transferred to the individual concerned in the current period, or where an election has been made by the individual to defer the settlement thereof in fulfilment of their minimum shareholding requirement.

Unconditional transfer – Means (excluding any applicable malus or claw back) that the individual now enjoys full right to the remuneration, and it is no longer subject to any further service, employment or other conditions.

Matching shares reflected US$	[4]	Other US$	[5]	Total single figure of remune- ration US$	Less: Amounts not yet settled US$ [6]	Add: Cash value on settlement US$	[7]	Total cash remune- ration US$

942.8		–		3,621.7	(2,408.5)	677.6		1,890.8
–		–		2,926.6	(1,855.7)	618.9		1,689.8
157.5		4.0		1,800.0	(1,159.2)	891.2		1,532.0
–		4.0		1,446.3	(891.2)	1,162.3		1,717.4

–		253.3		1,150.0	(486.7)	111.0		774.3
–		246.4		511.9	(111.0)	–		400.9
51.9		150.2		2,350.6	(1,235.2)	924.4		2,039.8
–		314.5		2,141.4	(924.4)	726.9		1,943.9
–		–		669.4	(278.5)	323.2		714.1
–		110.7		736.5	(323.2)	–		413.3
54.0		3.3		840.7	(468.3)	417.2		789.6
–		2.9		731.8	(417.2)	540.3		854.9
55.4		1.0		1,176.3	(722.3)	622.2		1,076.2
–		0.6		1,010.7	(622.2)	620.2		1,008.7
10.0		6.8		929.9	(552.1)	484.3		862.1
–		4.3		800.4	(484.3)	422.1		738.2
–		0.7		536.1	(282.0)	221.1		475.2
–		0.3		436.8	(221.1)	208.5		424.2
–		10.0		754.8	(326.1)	–		428.7
–		–		354.8	–	–		354.8

–		198.9		600.7	–	520.9		1,121.6
–		3.7		837.8	(520.9)	667.2		984.1
44.8		7.6		374.9	(260.8)	921.1		1,035.2
–		7.4		1,569.1	(921.1)	1,044.2		1,692.2
–		1,644.4		1,976.9	–	425.7		2,402.6
–		–		137.3	(1.2)	–		136.1
–		34.0		170.0	–	500.1		670.1
–		2.4		979.3	(500.1)	423.5		902.7

[9]	L Rivera - Appointed on 1 October 2016, other payments for 2016 relates to sign-on and legislated bonuses and 2017 to legislated bonuses.
[10]	A Baku - Other payments for 2016 relates to leave allowance and final payment of a retention bonus. 2017 relates to leave allowance.
[11]	R Butcher - Appointed on 8 February 2016 - other payments for 2016 relates to sign-on bonus.
[12]

NA Chohan elected prior to the determination of his annual performance bonus for 2017 to receive 5% of his annual performance bonus (US$15,004 = 5%) in restricted shares. The full bonus calculated for NA Chohan is reflected in the total single figure of remuneration and thus the receipt of restricted shares has been disregarded in calculating the total single figure of remuneration in line with King IV.

[13]	N Muller - Resigned 31 March 2017.
[14]

A Nagaser elected prior to the determination of his annual performance bonus for 2017 to receive 20% of his annual performance bonus (US$38,401 = 20%) in restricted shares. The full bonus calculated for A Nagaser is reflected in the total single figure of remuneration and thus the receipt of restricted shares has been disregarded in calculating the total single figure of remuneration in line with King IV.

[15]	S Mathews - Appointed on 1 February 2017.
[16]	M Preece - Appointed on 15 May 2017.
[17]	L Samuel - Resigned 31 July 2017. Other payments for 2017 include a payment in lieu of notice.
[18]	R Weston - Retired 28 February 2017. His pro-rated performance shares will be settled on the final vesting date at the end of the three-year performance period.
[19]	E Balarezo - Terminated employment by mutual agreement during 2016. Other payments for 2016 includes a payment in lieu of notice.
[20]	M Diaz - Terminated employment by mutual agreement during 2016.

AFR-124

123	The Gold Fields Annual Financial Report including Governance Report 2017

Unvested award and cash-flow on settlement

Executive	Opening number of awards on 1 Jan 2016	[3]	Granted/ enhanced vesting during 2016	Forfeited/ lapsed during 2016	Vested during 2016	Closing number of awards on 31 Dec 2016	Cash value on settlement during 2016 US$	Closing estimated fair Value at 31 Dec 2016 US$	[4]
NJ Holland
2010 SARS	65,045		–	65,045	–	–	–	–
2011 SARS	44,012		–	–	–	44,012	–	–
2013 Performance shares[1]	187,498		187,498	–	374,996	–	–	–
2014 Cash LTI plan	1,300,000		–	–	–	1,300,000	–	500,500
2015 Cash LTI plan	1,030,000		–	–	–	1,030,000	–	386,250
2016 Performance shares PS9	–		272,735	–	–	272,735	–	799,808
2017 Performance shares PS10	–		–	–	–	–	–	–
2017 MSR matching shares award	–		–	–	–	–	–	–
TOTAL							–	1,686,558
PA Schmidt
2010 SARS	24,640		–	24,640	–	–	–	–
2011 SARS	29,686		–	–	–	29,686	–	–
2013 Performance shares	69,326		69,326	–	138,652	–	545,836	–
2014 Cash LTI plan	630,000		–	–	–	630,000	–	242,550
2015 Cash LTI plan	1,020,000		–	–	–	1,020,000	–	382,500
2016 Performance shares PS9	–		171,619	–	–	171,619	–	503,281
2017 Performance shares PS10	–		–	–	–	–	–	–
2017 MSR matching shares award	–		–	–	–	–	–	–
TOTAL							545,836	1,128,331
L Rivera
2017 Performance shares	–		–	–	–	–	–	–
TOTAL							–	–
A Baku
2010 SARS	9,674		–	9,674	–	–	–	–
2011 SARS	8,069		–	–	–	8,069	–	–
2013 Performance shares	17,559		17,559	–	35,118	–	154,925	–
2014 Cash LTI plan	790,000		–	–	–	790,000	–	304,150
2015 Cash LTI plan	1,030,000		–	–	–	1,030,000	–	386,250
2016 Performance shares PS9	–		165,123	–	–	165,123	–	484,231
2017 Performance shares PS10	–		–	–	–	–	–	–
2017 Restricted share PS10 – Damang	–		–	–	–	–	–	–
2017 MSR matching shares award	–		–	–	–	–	–	–
TOTAL							154,925	1,174,631
NA Chohan
2010 SARS	4,752		–	4,752	–	–	–	–
2011 SARS	14,929		–	–	–	14,929	–	–
2013 Performance shares	26,452		26,452	–	52,904	–	233,389	–
2014 Cash LTI plan	230,000		–	–	–	230,000	–	88,550
2015 Cash LTI plan	280,000		–	–	–	280,000	–	105,000
2016 Performance shares PS9	–		66,035	–	–	66,035	–	193,651
2017 Performance shares PS10	–		–	–	–	–	–	–
2017 MSR matching shares award	–		–	–	–	–	–	–
TOTAL							233,389	387,201

AFR-125

The Gold Fields Annual Financial Report including Governance Report 2017	124

REMUNERATION COMMITTEE REPORT continued

Remuneration Report

Implementation report continued

Unvested award and cash-flow on settlement continued

Granted during 2017	Forfeited/ lapsed during 2017	Vested during 2017	Closing number on 31 Dec 2017	Cash value on settlement during 2017 US$	Closing estimated Fair Value at 31 Dec 2017 US$[4]	Strike price US$

–	–	–	–	–	–	6.03
–	44,012	–	–	–	–	8.23
–	–	–	–	–	–	n/a
–	799,500	500,500	–	–	–	n/a
–	–	–	1,030,000	–	463,500	n/a
–	–	–	272,735	–	1,220,991	n/a
370,042	–	–	370,042	–	2,411,913	n/a
244,574	–	–	244,574	–	966,133	n/a
				–	5,062,537

–	–	–	–	–	–	6.03
–	29,686	–	–	–	–	8.23
–	–	–	–	–	–	n/a
–	387,450	242,550	–	242,550	–	n/a
–	–	–	1,020,000	–	459,000	n/a
–	–	–	171,619	–	768,311	n/a
178,808	–	–	178,808	–	1,165,461	n/a
40,850	–	–	40,850	–	161,367	n/a
				242,550	2,554,139

67,182	–	–	67,182	–	437,889	n/a
				–	437,889

–	–	–	–	–	–	6.03
–	8,069	–	–	–	–	8.23
–	–	–	–	–	–	n/a
–	485,850	304,150	–	304,150	–	n/a
–	–	–	1,030,000	–	463,500	n/a
–	–	–	165,123	–	739,229	n/a
156,967	–	–	156,967	–	1,023,102	n/a

133,311	–	–	133,311	–	526,614	n/a
13,468	–	–	13,468	–	53,202	n/a
				304,150	2,805,647

–	–	–	–	–	–	8.18
–	14,929	–	–	–	–	8.23
–	–	–	–	–	–	n/a
–	141,450	88,550	–	88,550	–	n/a
–	–	–	280,000	–	126,000	n/a
–	–	–	66,035	–	295,628	n/a
70,907	–	–	70,907	–	462,168	n/a
14,008	–	–	14,008	–	55,335	n/a
				88,550	939,131

AFR-126

125	The Gold Fields Annual Financial Report including Governance Report 2017

Executive	Opening number of awards on 1 Jan 2016	[3]	Granted/ enhanced vesting during 2016	Forfeited/ lapsed during 2016	Vested during 2016	Closing number of awards on 31 Dec 2016	Cash value on settlement during 2016 US$	Closing estimated fair Value at 31 Dec 2016 US$	[4]
A Nagaser
2015 Cash LTI plan	200,000		–	–	–	200,000	–	75,000
2016 Performance shares PS9	–		33,136	–	–	33,136	–	97,173
2017 Performance shares PS10	–			–	–	–	–	–
TOTAL							–	172,173
T Harmse
2010 SARS	7,441		–	7,441	–	–	–	–
2011 SARS	6,212		–	–	–	6,212	–	–
2011(b) SARS	3,077		–	–	–	3,077	–	–
2013 Performance shares	12,662		12,662	–	25,324	–	99,694	–
2014 Cash LTI plan	360,000		–	–	–	360,000	–	138,600
2015 Cash LTI plan	560,000		–	–	–	560,000	–	210,000
2016 Performance shares PS9	–		88,048	–	–	88,048	–	258,205
2017 Performance shares PS10	–			–	–	–	–	–
2017 MSR matching shares award	–		–	–	–	–	–	–
TOTAL							99,694	606,805
B Mattison
2010 SARS	14,111		–	14,111	–	–	–	–
2011 SARS	11,736		–	–	–	11,736	–	–
2013 Performance shares	30,601		30,601	–	61,202	–	240,936	–
2014 Cash LTI plan	500,000		–	–	–	500,000	–	192,500
2015 Cash LTI plan	660,000		–	–	–	660,000	–	247,500
2016 Performance shares PS9	–		108,877	–	–	108,877	–	319,287
2017 Performance shares PS10	–			–	–	–	–	–
2017 MSR matching shares award	–		–	–	–	–	–	–
TOTAL							240,936	759,287
M Preece
2017 Performance shares PS10	–		–	–	–	–	–	–
TOTAL							–	–
R Butcher
2016 Performance shares PS9	–		23,964	–	–	23,964	–	70,276
2017 Performance shares PS10	–		–	–	–	–	–	–
TOTAL							–	70,276
S Mathews
2013 Performance shares PS7	9,582		1,533	–	11,115	–	43,756	–
2014 Cash LTI plan	200,000		–	–	–	200,000	–	77,000
2015 Cash LTI plan	440,000		–	–	–	440,000	–	165,000
2016 Performance shares PS9	–		72,802	–	–	72,802	–	213,495
2017 Performance shares PS10	–			–	–	–	–	–
TOTAL							43,756	455,495

AFR-127

The Gold Fields Annual Financial Report including Governance Report 2017	126

REMUNERATION COMMITTEE REPORT continued

Remuneration Report

Implementation report continued

Unvested award and cash-flow on settlement continued

Granted during 2017	Forfeited/ lapsed during 2017	Vested during 2017	Closing number on 31 Dec 2017	Cash value on settlement during 2017 US$	Closing estimated Fair Value at 31 Dec 2017 US$[4]	Strike price US$

–	–	–	200,000	–	90,000	n/a
–	–	–	33,136	–	148,345	n/a
48,673	–	–	48,673	–	317,248	n/a
				–	555,593

–	–	–	–	–	–	6.03
–	6,212	–	–	–	–	8.23
–	3,077	–	–	–	–	7.92
–	–	–	–	–	–	n/a
–	221,400	138,600	–	138,600	–	n/a
–	–	–	560,000	–	252,000	n/a
–	–	–	88,048	–	394,177	n/a
95,126	–	–	95,126	–	620,026	n/a
2,592	–	–	2,592	–	10,239	n/a
				138,600	1,276,442

–	–	–	–	–	–	6.03
–	11,736	–	–	–	–	8.23
–	–	–	–	–	–	n/a
–	307,500	192,500	–	192,500	–	n/a
–	–	–	660,000	–	297,000	n/a
–	–	–	108,877	–	487,425	n/a
116,641	–	–	116,641	–	760,260	n/a
14,368	–	–	14,368	–	56,757	n/a
				192,500	1,601,442

53,462	–	–	53,462	–	348,462	n/a
				–	348,462

–	–	–	23,964	–	107,283	n/a
98,389	–	–	98,389	–	641,294	n/a
				–	748,577

–	–	–	–	–	–	n/a
–	123,000	77,000	–	77,000	–	n/a
–	–	–	440,000	–	198,000	n/a
–	–	–	72,802	–	325,923	n/a
107,533	–	–	107,533	–	700,894	n/a
				77,000	1,224,817

AFR-128

127	The Gold Fields Annual Financial Report including Governance Report 2017

Executive	Opening number of awards on 1 Jan 2016	[3]	Granted/ enhanced vesting during 2016	Forfeited/ lapsed during 2016	Vested during 2016	Closing number of awards on 31 Dec 2016	Cash value on settlement during 2016 US$	Closing estimated fair Value at 31 Dec 2016 US$	[4]
LN Samuel
2011 SARS	3,835		–	–	–	3,835	–	–
2013 Performance shares	39,113		39,113	–	78,226	–	345,099	–
2014 Cash LTI plan	470,000		–	–	–	470,000	–	180,950
2015 Cash LTI plan	570,000		–	–	–	570,000	–	213,750
2016 Performance shares PS9	–		66,092	–	–	66,092	–	193,818
2017 Performance shares PS10	–		–	–	–	–	–	–
2017 MSR matching shares award	–		–	–	–	–	–	–
TOTAL							345,099	588,518
N Muller
2014 Cash LTI plan	60,000		–	–	–	60,000	–	23,100
2015 Cash LTI plan	380,000		–	–	–	380,000	–	142,500
2015 Performance shares PS1-SD	245,208		–	–	–	245,208	–	719,084
2016 Performance shares PS9	–		137,280	–	–	137,280	–	402,580
TOTAL							–	1,287,264
R Weston
2010 SARS	12,333		–	12,333	–	–	–	–
2011 SARS	20,969		–	–	–	20,969	–	–
2013 Performance shares	62,466		62,466	–	124,932	–	562,194	–
2014 Cash LTI plan	910,000		–	–	–	910,000	–	350,350
2015 Cash LTI plan[2]	720,000		–	–	–	720,000	–	270,000
2016 Performance shares PS9[2]	–		158,913	–	–	158,913	–	466,020
2017 MSR matching shares award	–		–	–	–	–	–	–
TOTAL							562,194	1,086,370
●

SARS represents vested but unexercised awards and have all lapsed during the 2016 and 2017 financial years, as applicable. Strike prices were converted using US$1 = R12.58 rate of exchange (based on year-end closing rate).

●	For the purposes of the 2014 and 2015 cash LTI plan it was assumed that US$1 represents 1 unit.
●	The 2014 cash LTI plan vested at 38.5%.
●	The 2015 cash LTI plan vested at 45%. In 2016 it was estimated to vest at 37.5%.
●	The 2016 performance shares awarded on 1 March 2016, vesting on 1 March 2019 was valued at the share prices noted below with an estimated vesting in 2016 of 100% and 2017 of 113%.
●	The 2017 performance shares awarded on 1 March 2017, vesting on 1 March 2020 was valued at the share prices noted below with an estimated vesting in 2017 of 165%.
●	The 2017 matching shares awarded on 23 May 2017, were valued at the share prices noted below with an estimated vesting of 100%.
●	The 20-day volume weighted average price, for determining the estimated fair value of unvested awards at 31 December 2016 is US$2.93.
●	The 20-day volume weighted average price, for determining the estimated fair value of unvested awards at 31 December 2017 is US$3.95.
●	Share prices used are based on the US ADR share price.
●	Cash value of settlements were converted to US$ based on a rate of US$1 = R14.70 for the financial year 2016.

Specific notes

[1]

NJ Holland elected prior to vesting date to receive 100% of the 2013 performance share award as restricted shares. The performance conditions achieved resulted in the initial award being enhanced to 200% of the initial award. A share price of R66.15 and a rate of exchange of US$1 = R14.70 was used to show the cash equivalent value.

[2]

Due to his retirement, R Weston will forfeit a portion of his 2015 cash LTI plan, 2016 performance shares and 2017 MSR matching shares. The 2015 cash LTI plan and 2016 performance shares will vest following the end of the respective three-year performance periods.

[3]	The opening value of the cash LTI plan awards has been trued-up/down to take into account exchange rate fluctuations since the award.
[4]

The closing estimated fair value represents the determined value of the award at financial period end assuming on-target performance for non-market vesting conditions. This value is an estimate and may not represent the cash value on settlement when all the conditions have been met.

AFR-129

The Gold Fields Annual Financial Report including Governance Report 2017	128

REMUNERATION COMMITTEE REPORT continued

Remuneration Report

Implementation report continued

Unvested award and cash-flow on settlement continued

Granted during 2017	Forfeited/ lapsed during 2017	Vested during 2017	Closing number on 31 Dec 2017	Cash value on settlement during 2017 US$	Closing estimated Fair Value at 31 Dec 2017 US$[4]	Strike price US$

–	3,835	–	–	–	–	7.58
–	–	–	–	–	–	n/a
–	289,050	180,950	–	180,950	–	n/a
–	570,000	–	–	–	–	n/a
–	66,092	–	–	–	–	n/a
94,978	94,978	–	–	–	–	n/a
25,508	25,508	–	–	–	–	n/a
				180,950	–

–	36,900	23,100	–	23,100	–	n/a
–	380,000	–	–	–	–	n/a

–	245,208	–	–	–	–	n/a
–	137,280	–	–	–	–	n/a
				23,100	–

–	–	–	–	–	–	7
–	20,969	–	–	–	–	8
–	–	–	–	–	–	n/a
–	559,650	350,350	–	350,350	–	n/a
–	504,000	–	216,000	–	216,000	n/a
–	105,942	–	52,971	–	236,436	n/a
58,047	46,438	11,609	–	35,980	–	n/a
				386,330	452,436

AFR-130

129	The Gold Fields Annual Financial Report including Governance Report 2017

Non-executive directors’ fees

The non-executive directors’ were paid the following Committee and Board fees as per the fees approved by shareholders on 18 May 2016 for the period 1 January 2017 to 31 May 2017 and on the 24 May 2017 for the period 1 June 2017 to 31 December 2017.

		Board fees

All figures stated in US$‘000	Directors’ fees	Committee fees	Total	Total received for the 12-month period ended 31 December 2016
NON-EXECUTIVE DIRECTORS
Cheryl A. Carolus	216.0	–	216.0	183.0
Richard P Menell	140.5	–	140.5	112.2
Donald M.J. Ncube	70.9	49.1	120.0	101.7
Yunus Suleman	70.9	53.3	124.2	33.2
Peter Bacchus	76.5	53.1	129.6	37.3
Steve Reid	76.5	54.1	130.6	89.3
Terence Goodlace	70.9	40.6	111.5	46.0
Alhassan Andani	76.5	53.3	129.8	43.1
Carmen Letton[1]	51.0	20.0	71.0	–
Gayle M. Wilson[2]	28.4	26.3	54.7	114.7
Alan R. Hill	–	–	–	114.4
Kofi Ansah	–	–	–	82.7
David N. Murray	–	–	–	36.3
Total	878.1	349.8	1,227.9	993.9

¹	Fees in respect of the 2017 year were paid as a lump sum in January 2018
[2]	GM Wilson retired from the Board at end-May 2017

Steven Reid

Chair of RemCo

On behalf of RemCo, which approved the report on 27 March 2018.

AFR-131

The Gold Fields Annual Financial Report including Governance Report 2017	130

ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, except for the adoption of new and revised standards and interpretations.

Gold Fields Limited (the “Company” or “Gold Fields”) is a company domiciled in South Africa. The registration number of the Company is 1968/004880/06. The address of the Company is 150 Helen Road, Sandton, Johannesburg. The consolidated financial statements of the Company as at 31 December 2017 and 2016 and for each of the years in the three-year period ended 31 December 2017 comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”) as well as the Group’s share of the assets, liabilities, income and expenses of its joint operation and the Group’s interest in associates and its joint venture. The Group is primarily involved in gold mining.

1.	BASIS OF PREPARATION

The financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council, as well as the requirements of the South African Companies Act. The consolidated financial statements have been prepared under the historical cost convention, as modified by available-for-sale financial assets, assets held for sale and financial assets and liabilities (including derivative instruments), which have been brought to account at fair value through profit or loss or through other comprehensive income.

As required by the United States Securities and Exchange Commission, the financial statements include the consolidated statements of financial position as at 31 December 2017 and 2016, and the consolidated income statements and statements of comprehensive income, changes in equity and cash flows for the years ended 31 December 2017, 2016 and 2015 and the related notes.

The consolidated financial statements were authorised for issue by the Board of Directors on 27 March 2018.

Standards, interpretations and amendments to published standards effective for the year ended 31 December 2017

During the financial year, the following new and revised accounting standards, amendments to standards and new interpretations were adopted by the Group:

Standard(s) Amendment(s) Interpretation(s)	Salient features of the changes

IAS 7 Statement of cash flows

●  The amendments require disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flow and non-cash changes.

IAS 12 Income taxes

●  The amendments provide additional guidance on the existence of deductible temporary differences; and

●  The amendments also provide additional guidance on the methods used to calculate future taxable profit to establish whether a deferred tax asset can be recognised.

AFR-132

131	The Gold Fields Annual Financial Report including Governance Report 2017

Standards, interpretations and amendments to published standards which are not yet effective

Certain new standards, amendments and interpretations to existing standards have been published that apply to the Group’s accounting periods beginning on 1 January 2018 or later periods but have not been early adopted by the Group.

These standards, amendments and interpretations that are relevant to the Group are:

Standard(s) Amendment(s) Interpretation(s)	Salient features of the changes

IFRS 2 Share-based payments

●  The amendments cover three accounting areas:

–  Measurement of cash-settled share-based payments;

–  Classification of share-based payments settled net of tax withholdings; and

–  Accounting for a modification of a share-based payment from cash-settled to equity-settled.

●  The amendment does not have a material impact on the Group.

IFRS 9 Financial Instruments

●  This IFRS sets out requirements for recognising and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standard replaces IAS 39 Financial Instruments. The Group will adopt IFRS 9 on 1 January 2018;

●  This IFRS contains a new classification and measurement approach for financial assets that reflects the business model in which the assets are managed and their cash flow characteristics. The three principal classification categories for financial assets are: measured at amortised cost, fair value through profit or loss (“FVTPL”) and fair value through other comprehensive income (“FVOCI”);

●  Based on the Group’s assessment, the Group believes that the new classification if applied at 31 December 2017, would not have a significant impact on its accounting for financial assets. The Group’s available-for-sale financial assets will be designated at FVOCI; and

●  The new measurement principles will not have a material impact on the Group.

IFRS 15 Revenue from contracts with customers

●  This IFRS introduces a new revenue recognition model for contracts with customers and establishes a comprehensive framework for determining whether, how much and when revenue is recognised. IFRS 15 also includes extensive new disclosure requirements;

●  The Group has assessed the impact of adopting IFRS 15 and has determined the impact as follows:

–  Revenue will be recognised when the customer takes control of the gold, copper and silver. The timing of recognition of revenue will no longer be when risks and rewards of ownership pass to the customer;

–  The change in timing of revenue recognition will result in revenue at the South African and Australian operations being recognised on settlement date (date when control passes) and not contract date (previous date when risks and rewards of ownership pass). There is no change to the revenue recognition at any of the other operations given that the date of control is the same date as when risks and rewards of ownership pass. The change in timing of revenue recognition for the South African and Australian operations will be that revenue will be recognised approximately two days later than it currently is recognised. As approximately 0.3% of 2017 revenue will now be recognised in 2018, the adoption of IFRS 15 will not have a material impact on the revenue of the Group; and

●  The Group will adopt IFRS 15 using the cumulative effect method, with the effect of initially applying this standard at the date of initial application (i.e. 1 January 2018). As a result, the Group will not apply the requirements of IFRS 15 to the comparative periods presented.

AFR-133

The Gold Fields Annual Financial Report including Governance Report 2017	132

ACCOUNTING POLICIES continued

Standard(s) Amendment(s) Interpretation(s)	Salient features of the changes

IFRS 16 Leases

●  This IFRS sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e. the customer (‘lessee’) and the supplier (‘lessor’);

●  IFRS 16 replaces the previous leases Standard, IAS 17 Leases, and related Interpretations;

●  IFRS 16 has one model for lessees which will result in almost all leases being included on the statement of financial position. No significant changes have been included for lessors; and

●  Management has commenced compiling a list of all potential leases and is in the process of reviewing all such contracts in order to assess the impact the standard will have on the Group.

IFRIC 23 Uncertainty over Income Tax Treatments

●  This interpretation clarifies the accounting for income tax treatments that have yet to be accepted by tax authorities;

●  IFRIC 23 specifically clarifies how to incorporate this uncertainty into the measurement of tax as reported in the financial statements;

●  IFRIC 23 does not introduce any new disclosures but reinforces the need to comply with existing disclosure requirements about judgements made, assumptions and other estimates used and the potential impact of uncertainties that are not reflected

●  The interpretation will not have a material impact on the Group.

* Effective date refers to annual period beginning on or after said date.

Significant accounting judgements and estimates

Use of estimates: The preparation of the financial statements in accordance with IFRS requires the Group’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases actuarial techniques. Actual results could differ from those estimates.

The more significant areas requiring the use of management estimates and assumptions relate to mineral reserves and resources that are the basis of future cash flow estimates used for impairment assessments and units-of-production depreciation and amortisation calculations, asset impairments, production start date, estimates of recoverable gold and other materials in heap leach and stockpiles inventories, write-downs of inventory to net realisable value, provision for environmental rehabilitation costs, provision for silicosis settlement costs, income taxes, share-based payments, the fair value and accounting treatments of derivative financial instruments, contingencies and business combinations.

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

Mineral reserves and resources estimates

Mineral reserves are estimates of the amount of product, inclusive of diluting materials and allowances for losses, which can be economically and legally extracted from the Group’s properties, as determined by life-of-mine schedules or pre-feasibility studies.

Mineral resources are estimates, based on specific geological evidence and knowledge, including sampling, of the amount of product in situ, for which there is a reasonable prospect for eventual legal and economic extraction.

In order to calculate the reserves and resources, estimates and assumptions are required about a range of geological, technical and economic factors, including but not limited to quantities, grades, production techniques, recovery rates, production costs, capital expenditure, transport costs, commodity demand, commodity prices and exchange rates.

AFR-134

133	The Gold Fields Annual Financial Report including Governance Report 2017

Estimating the quantity and grade of the mineral reserves and resources is based on exploration and sampling information gathered through appropriate techniques (primarily diamond drilling, reverse circulation drilling, air-core and sonic drilling), surface three-dimensional reflection seismics, ore body faces modelling, structural modelling, geological mapping, detailed ore zone wireframes and geostatistical estimation. This process may require complex and difficult geological judgements and calculations to interpret the data.

The Group is required to determine and report on the mineral reserves and resources in accordance with the South African Mineral Resource Committee (“SAMREC”) code on an annual basis.

Estimates of mineral reserves and resources may change from year to year due to the change in economic, regulatory, infrastructural or social assumptions used to estimate ore reserves and resources, and due to additional geological data becoming available.

Changes in reported proven and probable reserves may affect the Group’s financial results and position in a number of ways, including the following:

●	The recoverable amount used in the impairment calculations may be affected due to changes in estimated cash flows or timing thereof;
●	Amortisation and depreciation charges to profit or loss may change as these are calculated on the units-of-production method, or where the useful economic lives of assets change;
●	Provision for environmental rehabilitation costs may change where changes in ore reserves affect expectations about the timing or cost of these activities; and
●	The carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

Changes in reported measured and indicated resources may affect the Group’s financial results and position in a number of ways, including the following:

●	The recoverable amount used in the impairment calculations may be affected due to changes in estimated market value of resources exclusive of reserves; and
●

Amortisation and depreciation charges for the mineral rights asset at the Australian operations may change as a result of the change in the portion of mineral rights asset being transferred from the non-depreciable component to the depreciable component.

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

The calculation of the units-of-production rate of amortisation could be impacted to the extent that actual production in the future is different from current forecast production based on proved and probable mineral reserves. This would generally result from the extent that there are significant changes in any of the factors or assumptions used in estimating mineral reserves. These factors could include:

●	Changes in proved and probable mineral reserves;
●	Differences between actual commodity prices and commodity price assumptions;
●	Unforeseen operational issues at mine sites;
●	Changes in capital, operating, mining, processing and reclamation costs, discount rates and foreign currency exchange rates; and
●	Changes in mineral reserves could similarly impact the useful lives of assets depreciated on a straight-line basis, where those lives are limited to the life of the mine.

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

AFR-135

The Gold Fields Annual Financial Report including Governance Report 2017	134

ACCOUNTING POLICIES continued

An individual operating mine does not have an indefinite life because of the finite life of its reserves. The allocation of goodwill to an individual mine will result in an eventual goodwill impairment due to the wasting nature of the mine. In accordance with the provisions of IAS 36 Impairment of Assets, the Group performs its annual impairment review of goodwill at each financial year-end.

The Group generally used FVLCOD to determine the recoverable amount of each CGU.

Significant assumptions used in the Group’s impairment assessments (FVLCOD calculations) include:

	2017	2016

US$ Gold price per ounce – year 1	US$1,200	US$1,100
US$ Gold price per ounce – year 2	US$1,300	US$1,200
US$ Gold price per ounce – year 3 onwards	US$1,300	US$1,300
Rand Gold price per kilogram – year 1	R525,000	R500,000
Rand Gold price per kilogram – year 2	R525,000	R550,000
Rand Gold price per kilogram – year 3 onwards	R525,000	R600,000
A$ Gold price per ounce – year 1	A$1,600	A$1,500
A$ Gold price per ounce – year 2	A$1,700	A$1,600
A$ Gold price per ounce – year 3 onwards	A$1,700	A$1,700
US$ Copper price per tonne – year 1	US$5,512	US$5,512
US$ Copper price per tonne – year 2	US$6,171	US$5,512
US$ Copper price per tonne – year 3 onwards	US$6,171	US$6,171
Resource value per ounce (used to calculate the value beyond proved and probable reserves)
● South Africa (with infrastructure)	US$17	US$60
● Ghana (with infrastructure)	US$41	US$60
● Peru (with infrastructure)	US$41	US$60
● Australia (without infrastructure)	US$293	US$60
Discount rates
● South Africa – nominal	13.5%	13.5%
● Ghana – real	9.7%	9.7%
● Peru – real	4.8%	4.8%
● Australia – real	3.8%	3.8%
Inflation rate – South Africa[1]	5.5%	5.5%
Long-term exchange rates
ZAR/US$ – year 1	13.61	14.14
ZAR/US$ – year 2 (2016: year 2)	13.16	14.26
ZAR/US$ – year 3 onwards	13.16	14.36
US$/A$ – year 1	0.75	0.73
US$/A$ – year 2 (2016: year 2)	0.76	0.75
US$/A$ – year 3 onwards	0.76	0.76

[1]

Due to the availability of unredeemed capital for tax purposes over several years into the life of the South Deep mine, nominal cash flows are used for South Africa. In order to determine nominal cash flows in South Africa, costs are inflated by the current South African inflation rate. Cash flows for all other operations are in real terms and as a result are not inflated.

The FVLCOD calculations are very sensitive to the gold price assumptions and an increase or decrease in the gold price could materially change the FVLCOD.

Should there be a significant decrease in the gold price, the Group would take actions to assess the implications on the life-of-mine plans, including the determination of reserves and resources and the appropriate cost structure for the CGUs.

The carrying amount of property, plant and equipment at 31 December 2017 was US$4,892.9 million (2016: US$4,524.6 million and 2015: US$4,295.6 million). The carrying value of goodwill at 31 December 2017 was US$76.6 million (2016: US$317.8 million and 2015: US$295.3 million).

An impairment of US$277.8 million (2016: US$nil and 2015: US$nil) was recognised in respect of the South Deep CGU at 31 December 2017.

AFR-136

135	The Gold Fields Annual Financial Report including Governance Report 2017

Production start date

The Group assesses the stage of each mine construction project to determine when a mine moves into the production stage. The criteria used to assess the start date are determined based on the unique nature of each mine construction project. The Group considers various relevant criteria to assess when the mine is substantially complete, ready for its intended use and moves into the production stage. Some of the criteria would include, but are not limited to the following:

●	The level of capital expenditure compared to the construction cost estimates;
●	Ability to produce metal in saleable form (within specifications); and
●	Ability to sustain commercial levels of production of metal.

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

Stockpiles, gold in process and product inventories

Costs that are incurred in or benefit the productive process are accumulated as stockpiles, gold in process, ore on leach pads and product inventories. Net realisable value tests are performed on a monthly basis for short-term stockpiles, gold in process and product inventories and at least annually for long-term stockpiles and represent the estimated future sales price of the product based on prevailing spot metals prices at the reporting date, less estimated costs to complete production and bring the product to sale. If any inventories are expected to be realised in the long term, estimated future sales prices are used for valuation purposes.

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

The carrying amount of total gold-in-process and stockpiles (non-current and current) at 31 December 2017 was US$305.4 million (2016: US$234.3 million).

Provision for environmental rehabilitation costs

The Group’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The Group recognises management’s best estimate for the provision of environmental rehabilitation costs in the period in which they are incurred. Actual costs incurred in future periods could differ materially from the estimates. Additionally, future changes to environmental laws and regulations, life-of-mine estimates and discount rates could affect the carrying amount of this provision.

Refer note 25.1 of the consolidated financial statements for details of key assumptions used to estimate the provision.

The carrying amounts of the provision for environmental rehabilitation costs at 31 December 2017 was US$281.5 million (2016: US$283.1 million).

Provision for silicosis settlement costs

The Group has an obligation in respect of a possible settlement of the silicosis class action claims and related costs. The Group recognises management’s best estimate for the provision of silicosis settlement costs.

The ultimate outcome of the class action remains uncertain, with a possible failure to reach a settlement or to obtain the requisite court approval for a potential settlement. The provision is consequently subject to adjustment in the future, depending on the progress of the Working Group discussions, stakeholder engagements and the ongoing legal proceedings.

Refer notes 25.3 and 34 of the consolidated financial statements for further details.

The carrying amounts of the provision for silicosis settlement costs at 31 December 2017 was US$31.9 million (2016: US$nil).

AFR-137

The Gold Fields Annual Financial Report including Governance Report 2017	136

ACCOUNTING POLICIES continued

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

The Group recognises the future tax benefits related to deferred income tax assets to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future. Assessing the recoverability of deferred income tax assets requires the Group to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Group to realise the net deferred tax assets recorded at the reporting date could be impacted.

Additionally, future changes in tax laws in the jurisdictions in which the Group operates could limit the ability of the Group to obtain tax deductions in future periods.

Carrying values at 31 December 2017:

●	Deferred taxation liability: US$453.9 million (2016: US$458.6 million and 2015: US$482.2 million)
●	Deferred taxation asset: US$72.0 million (2016: US$48.7 million and 2015: US$54.1 million)
●	Taxation payable: US$77.5 million (2016: US$107.9 million)

Refer note 9 for details of unrecognised deferred tax assets.

Share-based payments

The Group issues equity-settled share-based payments to executive directors, certain officers and employees. The fair value of these instruments is measured at grant date, using the Black-Scholes and Monte Carlo simulation valuation models, which require assumptions regarding the estimated term of the option, share price volatility and expected dividend yield. While Gold Fields’ management believes that these assumptions are appropriate, the use of different assumptions could have a material impact on the fair value of the option granted and the related recognition of the share-based payments expense in the consolidated income statement. Gold Fields’ options have characteristics significantly different from those of traded options and therefore fair values may also differ.

The income statement charge from continuing operations for the year ended 31 December 2017 was US$26.8 million (2016: US$14.0 million and 2015: US$10.7 million).

Financial instruments

The estimated fair value of financial instruments is determined at discrete points in time, based on the relevant market information. The fair value is calculated with reference to market rates using industry valuation techniques and appropriate models. The carrying values of derivative financial instruments included in trade and other receivables at 31 December 2017 was US$25.0 million (2016: US$nil) and included in trade and other payables US$3.3 million (2016: US$nil).

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

When a loss is considered probable and reasonably estimable, a liability is recorded based on the best estimate of the ultimate loss. The likelihood of a loss with respect to a contingency can be difficult to predict and determining a meaningful estimate of the loss or a range of losses may not always be practicable based on the information available at the time and the potential effect of future events and decisions by third parties that will determine the ultimate resolution of the contingency. It is not uncommon for such matters to be resolved over many years, during which time relevant developments and new information is continuously evaluated to determine both the likelihood of any potential loss and whether it is possible to reasonably estimate a range of possible losses. When a loss is probable but a reasonable estimate cannot be made, disclosure is provided.

Refer note 34 for details on contingent liabilities.

AFR-138

137	The Gold Fields Annual Financial Report including Governance Report 2017

Business combinations

Determination of whether a set of assets acquired and liabilities assumed constitute the acquisition of a business or asset may require the Group to make certain judgements as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business as defined in IFRS 3 Business Combinations. Based on an assessment of the relevant facts and circumstances, the Group concluded that the acquisition of the Gruyere Gold Project (refer note 15.2 for details of the acquisition) did not meet the criteria for accounting as a business combination and the transaction was accounted for as an acquisition of an asset at 31 December 2016.

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

AFR-139

The Gold Fields Annual Financial Report including Governance Report 2017	138

ACCOUNTING POLICIES continued

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

The carrying value of an investment in associate and joint ventures represents the cost of the investment, including goodwill, a share of the post-acquisition retained earnings and losses, any other movements in reserves and any accumulated impairment losses. The carrying value is assessed annually for existence of indicators of impairment and if such exist, the carrying amount is compared to the recoverable amount, being the higher of value in use or fair value less cost of disposal. If an impairment in value has occurred it is recognised in profit or loss in the period in which the impairment arose.

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

Assets and liabilities are translated at the exchange rate ruling at the reporting date (ZAR/US$: 12.58; US$/A$: 0.77 (2016: ZAR/US$: 14.03; US$/A$: 0.72 and 2015: ZAR/US$: 15.10; US$/A$: 0.73)). Equity items are translated at historical rates. The income and expenses are translated at the average exchange rate for the year (ZAR/US$: 13.33; US$/A$: 0.77 (2016: ZAR/US$: 14.70; US$/A$: 0.75 and 2015: ZAR/US$: 12.68; US$/A$: 0.75)), unless this average was not a reasonable approximation of the rates prevailing on the transaction dates, in which case these items were translated at the rate prevailing on the date of the transaction. Exchange differences on translation are accounted for in other comprehensive income. These differences will be recognised in profit or loss upon realisation of the underlying operation.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations (i.e. the reporting entity’s interest in the net assets of that operation), and of borrowings and other currency instruments designated as hedges of such investments, are taken to other comprehensive income. When a foreign operation is sold, exchange differences that were recorded in other comprehensive income are recognised in profit or loss as part of the gain or loss on disposal. If the Group disposes of part of its interest in a subsidiary but retains control, then the relevant proportion of the cumulative amount is reattributed to non-controlling interests. When the Group disposes of only part of an associate or joint venture while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to profit or loss.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and are translated at each reporting date at the closing rate.

AFR-140

139	The Gold Fields Annual Financial Report including Governance Report 2017

4.	PROPERTY, PLANT AND EQUIPMENT
4.1	Mine development and infrastructure

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

●

Mining assets, including mine development and infrastructure costs, mine plant facilities and evaluation costs, are amortised over the life of the mine using the units-of-production method, based on estimated proved and probable ore reserves;

●	Stripping activity assets are amortised on a units-of-production method, based on the estimated proved and probable ore reserves of the ore body to which the assets relate; and
●

The mineral rights asset at the Australian operations are divided at the respective operations into a depreciable and a non-depreciable component. The mineral rights asset is initially capitalised to the mineral rights asset as a non-depreciable component.

Subsequently, and on an annual basis, as part of the preparation of the updated reserve and resource statement and preparation of the updated life-of-mine plan, a portion of resources will typically be converted to reserves as a result of ongoing resource definition drilling, resultant geological model updates and subsequent mine planning. Based on this conversion of resources to reserves a portion of the historic cost is allocated from the non-depreciable component of the mineral rights asset to the depreciable component of the mineral rights asset. Therefore, the category of non-depreciable mineral rights asset is expected to reduce and will eventually be fully allocated within the depreciable component of the mineral rights asset.

Each operation typically comprises a number of mines and the depreciable component of the mineral rights asset is therefore allocated on a mine-by-mine basis at the operation and is transferred at this point to mine development and infrastructure and is then amortised over the estimated proved and probable ore reserves of the respective mine on the units-of-production method. The remaining non-depreciable component of the mineral rights asset is not amortised but, in combination with the depreciable component of the mineral rights asset and other assets included in the CGU, is evaluated for impairment when events and changes in circumstances indicate that the carrying amount may not be recoverable.

Proved and probable ore reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in future from known mineral deposits.

Certain mining plant and equipment included in mine development and infrastructure is depreciated on a straight-line basis over the lesser of their estimated useful lives or life-of-mine.

AFR-141

The Gold Fields Annual Financial Report including Governance Report 2017	140

ACCOUNTING POLICIES continued

Correction of amortisation for Australian mineral rights asset

During the year ended 31 December 2017, the Group corrected the amortisation methodology for the mineral rights asset at the Australian operations to reduce the level of estimation uncertainty required in calculating amortisation. Prior to the correction of methodology, the total mineral rights asset capitalised at the Australian operations was amortised on a units-of-production basis over a useful life that exceeded proved and probable reserves. The revised amortisation methodology for the mineral rights assets is set out on page 144.

At 1 January 2017, as a result of this correction of methodology, management identified an understatement of the amortisation and depreciation charge in prior periods. The understatement has been corrected by restating each of the affected financial statement line items for prior periods (refer note 40 for further details).

The impact of the correction of the amortisation methodology resulted in an increase in amortisation of US$5.7 million for the 2017 year.

4.7	Depreciation of non-mining assets

Non-mining assets are recorded at cost and depreciated on a straight-line basis over their current expected useful lives to their residual values as follows:

●	Vehicles – 20%
●	Computers – 33.3%
●	Furniture and equipment – 10%

The assets’ useful lives, depreciation methods and residual values are reassessed at each reporting date and adjusted if appropriate.

4.8	Mining exploration

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

Recoverability of the carrying values of long-term assets or CGUs of the Group are reviewed annually or whenever events or changes in circumstances indicate that such carrying values may not be recoverable. To determine whether a long-term asset or CGU may be impaired, the higher of “value in use” (defined as: “the present value of future cash flows expected to be derived from an asset or CGU”) or “fair value less costs of disposal” (defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date”) is compared to the carrying value of the asset/CGU. Impairment losses are recognised in profit or loss.

A CGU is defined by the Group as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Generally for the Group this represents an individual operating mine, including mines which are part of a larger mine complex. The costs attributable to individual shafts of a mine are impaired if the shaft is closed.

Exploration targets in respect of which costs have been capitalised at certain of the Group’s international operations are evaluated on an annual basis to ensure that these targets continue to support capitalisation of the underlying costs. Those that do not are impaired.

When any infrastructure is closed down during the year, any carrying value attributable to that infrastructure is impaired.

AFR-142

141	The Gold Fields Annual Financial Report including Governance Report 2017

4.10	Gain or loss on disposal of property, plant and equipment

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

Operating lease costs are charged against profit or loss on a straight-line basis over the period of the lease.

4.12	Deferred stripping

Production stripping costs in a surface mine are capitalised to property, plant and equipment if, and only if, all of the following criteria are met:

●	It is probable that the future economic benefit associated with the stripping activity will flow to the entity;
●	The entity can identify the component of the ore body for which access has been improved; and
●	The costs relating to the stripping activity associated with that component can be measured reliably.

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

Goodwill is allocated to CGUs for the purpose of impairment testing. The allocation is made to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose.

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

Deferred taxation is not recognised for temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss and taxable temporary differences arising on the initial recognition of goodwill.

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

AFR-143

The Gold Fields Annual Financial Report including Governance Report 2017	142

ACCOUNTING POLICIES continued

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

Except for Tarkwa, no provision is made for any potential taxation liability on the distribution of retained earnings by Group companies as it is probable that the related taxable temporary differences will not reverse in the foreseeable future.

7.	INVENTORIES

Inventories are valued at the lower of cost and net realisable value. Gold on hand represents production on hand after the smelting process.

Cost is determined on the following basis:

●	Gold on hand and gold-in-process is valued using weighted average cost. Cost includes production, amortisation and related administration costs;
●

Heap leach and stockpiles inventories are valued using weighted average cost. Cost includes production, amortisation and related administration costs. The cost of materials on the heap leach and stockpiles from which metals are expected to be recovered in a period longer than 12 months is classified as non-current assets; and

●	Consumable stores are valued at weighted average cost, after appropriate provision for redundant and slow-moving items.

Net realisable value is determined with reference to relevant market prices or the estimated future sales price of the product if it is expected to be realised in the long term.

8.	FINANCIAL INSTRUMENTS
8.1	Non-derivative financial assets and liabilities

The Group classifies non-derivative financial assets into the following categories: financial assets at fair value through profit or loss, loans and receivables and available-for-sale financial assets.

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

An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognised in profit or loss and reflected in an allowance against loans and receivables. When an event occurring after the impairment loss was recognised causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss. A significant or prolonged decline in the fair value of an available-for-sale financial asset below its cost is objective evidence of impairment. Impairment losses on available-for-sale financial assets are recognised by reclassifying the losses accumulated in the fair value adjustment reserve in other comprehensive income to profit or loss. Impairment losses charged to profit or loss on available-for-sale financial assets are not reversed.

Financial assets and financial liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a currently legally enforceable right to offset the amounts and intends to settle them on a net basis or to realise the asset and settle the liability simultaneously.

AFR-144

143	The Gold Fields Annual Financial Report including Governance Report 2017

8.1.1	Investments

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

On disposal or impairment of available-for-sale financial assets, cumulative unrealised gains and losses previously recognised in other comprehensive income are included in determining the profit or loss on disposal, or the impairment charge relating to, that financial asset, respectively, which is recognised in profit or loss.

8.1.2	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits and short-term, highly liquid investments readily convertible to known amounts of cash and subject to insignificant risk of changes in value and are measured at amortised cost which is deemed to be fair value as they have a short-term maturity.

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

The trade receivables from provisional copper and gold concentrate sales are carried at fair value through profit or loss and are marked-to-market at the end of each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included as a component of revenue.

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

Finance expense comprises interest on borrowings and environmental rehabilitation costs offset by interest capitalised on qualifying assets.

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

AFR-145

The Gold Fields Annual Financial Report including Governance Report 2017	144

ACCOUNTING POLICIES continued

8.3	Embedded derivatives

The Group assesses whether an embedded derivative is required to be separated from a host contract and accounted for as a derivative when the Group first becomes a party to a contract.

Embedded derivatives are separated from the host contract and accounted for separately if:

●	The economic characteristics and risks of the host contract and the embedded derivative are not closely related;
●	A separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and
●	The combined instrument is not measured at fair value through profit or loss.

Subsequent reassessment is not performed unless there is a change in the terms of the contract that significantly modifies the cash flows.

9.	PROVISIONS

Provisions are recognised when the Group has a present legal or constructive obligation resulting from past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

10.	PROVISION FOR ENVIRONMENTAL REHABILITATION COSTS

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

For the South African and Ghanaian operations, annual contributions are made to a dedicated rehabilitation trust fund and dedicated bank account, respectively, to fund the estimated cost of rehabilitation during and at the end of the life-of-mine. The amounts contributed to this trust fund/bank account are included under non-current assets. Interest earned on monies paid to rehabilitation trust fund/bank account is accrued on a time proportion basis and is recorded as interest income.

In respect of the South African, Ghanaian and Peruvian operations, bank and other guarantees are provided for funding of the environmental rehabilitation obligations.

11.	EMPLOYEE BENEFITS
11.1	Short-term employee benefits

Short-term employee benefits are expensed as the related service is provided. A liability is recognised for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

11.2	Pension and provident funds

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

AFR-146

145	The Gold Fields Annual Financial Report including Governance Report 2017

11.3	Share-based payments

The Group operates a number of equity-settled compensation plans. The fair value of the equity-settled instruments is measured by reference to the fair value of the equity instrument granted which in turn is determined using the Black-Scholes and Monte Carlo simulation models on the date of grant.

Fair value is based on market prices of the equity-settled instruments granted, if available, taking into account the terms and conditions upon which those equity-settled instruments were granted. Fair value of equity-settled instruments granted is estimated using appropriate valuation models and appropriate assumptions at grant date. Non-market vesting conditions (service period prior to vesting) are not taken into account when estimating the fair value of the equity-settled instruments at grant date. Market conditions are taken into account in determining the fair value at grant date.

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

11.4	Long-term incentive plan

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

11.5	Termination benefits

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

12.	SHARE CAPITAL
12.1	Ordinary share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognised as a deduction from equity, net of any tax effects.

12.2	Repurchase and reissue of share capital

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

13.	REVENUE RECOGNITION

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

Copper and gold concentrate revenue is calculated, net of refining and treatment charges, on a best estimate basis on shipment date, using forward metal prices to the estimated final pricing date, adjusted for the specific terms of the agreements. Variations between the price recorded at the shipment date and the actual final price received are caused by changes in prevailing copper and gold prices, and result in an embedded derivative in the trade receivable. The embedded derivative is marked-to-market each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included as a component of revenue.

AFR-147

The Gold Fields Annual Financial Report including Governance Report 2017	146

ACCOUNTING POLICIES continued

14.	INVESTMENT INCOME

Investment income comprises interest income on funds invested and dividend income from listed and unlisted investments.

Investment income is recognised to the extent that it is probable that economic benefits will flow to the Group and the amount of investment income can be reliably measured. Investment income is stated at the fair value of the consideration received or receivable.

14.1	Dividends, which include capitalisation dividends, are recognised when the right to receive payment is established.

14.2	Interest income is recognised on a time proportion basis taking account the principal outstanding and the effective rate over the period to maturity.

Cash flows from dividends and interest received are classified under operating activities in the statement of cash flows.

15.	DIVIDENDS DECLARED

Dividends and the related taxation thereon are recognised only when such dividends are declared.

Dividends withholding tax is a tax on shareholders receiving dividends and is applicable to all dividends paid. The Group withholds dividends tax on behalf of its shareholders at a rate of 20% on dividends paid. Amounts withheld are not recognised as part of the Group’s tax charge but rather as part of the dividend paid recognised directly in equity.

Cash flows from dividends paid are classified under operating activities in the statement of cash flows.

16.	EARNINGS PER SHARE

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

17.	NON-CURRENT ASSETS HELD FOR SALE

Non-current assets (or disposal groups) comprising assets and liabilities, are classified as held for sale if it is highly probable they will be recovered primarily through sale rather than through continuing use. These assets may be a component of an entity, a disposal group or an individual non-current asset.

Non-current assets held for sale are stated at the lower of carrying amount and fair value less costs to sell. Once classified as held for sale or distribution, property, plant and equipment is no longer amortised or depreciated.

18.	DISCONTINUED OPERATIONS

A discontinued operation is a component of the Group’s business, the operations and cash flows of which can be clearly distinguished from the rest of the Group and which:

●	Represents a separate major line of business or geographic area of operations;
●	Is part of a single co-ordinated plan to dispose of a separate major line of business or geographic area of operations; or
●	Is a subsidiary acquired exclusively with a view to re-sale.

Classification as a discontinued operation occurs at the earlier of disposal or when the operation meets the criteria to be classified as held-for-sale, if earlier.

When an operation is classified as a discontinued operation, the comparative income statement and statement of cash flows are re-presented as if the operation had been discontinued from the start of the comparative period.

19.	SEGMENTAL REPORTING

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker and is based on individual mining operations. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Executive Committee that makes strategic decisions.

20.	HEADLINE EARNINGS

Headline earnings is an additional earnings number that is permitted by IAS 33 Earnings per Share (“IAS 33”) as set out in the SAICA Circular 2/2015 (Circular). The starting point is earnings as determined in IAS 33, excluding separately identifiable remeasurements net of related tax (both current and deferred) and related non-controlling interest, other than re-measurements specifically included in headline earnings. A remeasurement is an amount recognised in profit or loss relating to any change (whether realised or unrealised) in the carrying amount of an asset or liability that arose after the initial recognition of such asset or liability. Included remeasurement items are included in Section C of the Circular.

AFR-148

147	The Gold Fields Annual Financial Report including Governance Report 2017

CONSOLIDATED INCOME STATEMENT

for the year ended 31 December

		United States Dollar

Figures in millions unless otherwise stated	Notes	2017	2016 Restated [1]	2015 Restated [1]
CONTINUING OPERATIONS
Revenue	1	2,761.8	2,666.4	2,454.1
Cost of sales	2	(2,105.1)	(2,001.2)	(1,988.5)
Investment income	3	5.6	8.3	6.3
Finance expense	4	(81.3)	(78.1)	(82.9)
Gain/(loss) on financial instruments		34.4	14.4	(4.5)
Foreign exchange (loss)/gain		(3.5)	(6.4)	9.5
Other costs, net		(19.0)	(16.8)	(21.7)
Share-based payments	5	(26.8)	(14.0)	(10.7)
Long-term incentive plan	26	(5.0)	(10.5)	(5.1)
Exploration expense		(109.8)	(86.1)	(51.8)
Share of results of equity-accounted investees, net of taxation	15.1	(1.3)	(2.3)	(5.7)
Restructuring costs		(9.2)	(11.7)	(9.3)
Silicosis settlement costs	25.3	(30.2)	–	–
Impairment, net of reversal of impairment of investments and assets	6	(200.2)	(76.5)	(206.9)
Profit on disposal of investments		–	2.3	0.1
Profit/(loss) on disposal of assets		4.0	48.0	(0.1)
Profit before royalties and taxation	7	214.4	435.8	82.8
Royalties	8	(62.0)	(78.4)	(73.9)
Profit before taxation		152.4	357.4	8.9
Mining and income taxation	9	(173.2)	(189.5)	(248.5)
(Loss)/profit from continuing operations		(20.8)	167.9	(239.6)
DISCONTINUED OPERATIONS
Profit/(loss) from discontinued operations, net of taxation	12.1	13.1	1.2	(8.2)
(Loss)/profit for the year		(7.7)	169.1	(247.8)
(Loss)/profit attributable to:
Owners of the parent		(18.7)	158.2	(247.3)
– Continuing operations		(31.8)	157.0	(239.1)
– Discontinued operations		13.1	1.2	(8.2)
Non-controlling interests		11.0	10.9	(0.5)
– Continuing operations		11.0	10.9	(0.5)

		(7.7)	169.1	(247.8)
(Loss)/earnings per share attributable to owners of the parent:
Basic (loss)/earnings per share from continuing operations – cents	10.1	(4)	19	(31)
Basic earnings/(loss) per share from discontinued operations – cents	10.2	2	–	(1)
Diluted basic (loss)/earnings per share from continuing operations – cents	10.3	(4)	19	(31)
Diluted basic earnings/(loss) per share from discontinued operations – cents	10.4	2	–	(1)

The accompanying notes form an integral part of these financial statements.

[1]	Refer note 40 for further details.

AFR-149

The Gold Fields Annual Financial Report including Governance Report 2017	148

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the year ended 31 December

	United States Dollar
Figures in millions unless otherwise stated	2017	2016 Restated	[1]	2015 Restated [1]
(Loss)/profit for the year	(7.7)	169.1		(247.8)
Other comprehensive income, net of tax2, [3]	279.2	121.4		(635.5)
Marked-to-market valuation of listed investments	(0.7)	(8.3)		0.4
Foreign currency translation adjustments	279.9	129.7		(635.9)

Total comprehensive income for the year	271.5	290.5		(883.3)
Attributable to:
– Owners of the parent	260.5	279.6		(882.8)
– Non-controlling interests	11.0	10.9		(0.5)
	271.5	290.5		(883.3)

The accompanying notes form an integral part of these financial statements.

[1]	Refer note 40 for further details.

[2]	All items can be subsequently reclassified to the income statement.

[3]	Includes deferred tax of US$nil (2016: US$nil and 2015: US$nil).

AFR-150

149	The Gold Fields Annual Financial Report including Governance Report 2017

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

at 31 December

		United States Dollar

Figures in millions unless otherwise stated	Notes	2017	2016 Restated	[1]
ASSETS
Non-current assets		5,505.7	5,258.8
Property, plant and equipment	13	4,892.9	4,524.6
Goodwill	14	76.6	317.8
Inventories	19	132.8	132.8
Equity-accounted investees	15.1	171.3	170.7
Investments	17	104.6	19.7
Environmental trust funds	18	55.5	44.5
Deferred taxation	23	72.0	48.7
Current assets		1,114.4	1,052.7
Inventories	19	393.5	329.4
Trade and other receivables	20	201.9	170.2
Cash and cash equivalents	21	479.0	526.7
Assets held for sale	12.2	40.0	26.4

Total assets		6,620.1	6,311.5
EQUITY AND LIABILITIES
Equity attributable to owners of the parent		3,275.8	3,050.7
Share capital	22	3,622.5	59.6
Share premium	22	–	3,562.9
Other reserves		(1,817.8)	(2,124.4)
Retained earnings		1,471.1	1,552.6
Non-controlling interests		127.2	122.6
Total equity		3,403.0	3,173.3
Non-current liabilities		2,363.1	2,278.8
Deferred taxation	23	453.9	458.6
Borrowings	24	1,587.9	1,504.9
Provisions	25	321.3	291.7
Long-term incentive plan	26	–	23.6
Current liabilities		854.0	859.4
Trade and other payables	27	548.5	543.3
Royalties payable	30	16.3	20.2
Taxation payable	31	77.5	107.9
Current portion of borrowings	24	193.6	188.0
Current portion of long-term incentive plan	26	18.1	–

Total equity and liabilities		6,620.1	6,311.5

The accompanying notes form an integral part of these financial statements.

[1]	Refer note 40 for further details.

AFR-151

The Gold Fields Annual Financial Report including Governance Report 2017	150

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended 31 December

	United States Dollar

Figures in millions unless otherwise stated	Number of ordinary shares in issue	Share capital	Accumulated other comprehensive income [2]	Other reserves	[3]	Retained earnings	Equity attributable to owners of the parent	Non- controlling interests	Total equity
Balance at 31 December 2014	771,416,491	3,470.8	(1,766.8)	130.3		1,704.5	3,538.8	124.5	3,663.3
Impact of correction of error	–	–	0.9	–		(8.5)	(7.6)	–	(7.6)
Restated balance at 31 December 2014[1]	771,416,491	3,470.8	(1,765.9)	130.3		1,696.0	3,531.2	124.5	3,655.7

Restated loss for the year[1]	–	–	–	–		(247.3)	(247.3)	(0.5)	(247.8)
Other comprehensive income	–	–	(635.5)	–		–	(635.5)	–	(635.5)
Total comprehensive income	–	–	(635.5)	–		(247.3)	(882.8)	(0.5)	(883.3)
Transactions with owners of the Company
Dividends declared	–	–	–	–		(15.1)	(15.1)	(12.1)	(27.2)
Share-based payments from continuing operations	–	–	–	10.7		–	10.7	–	10.7
Share-based payments from discontinued operations	–	–	–	0.2		–	0.2	–	0.2
Exercise of employee share options	5,177,671	0.2	–	–		–	0.2	–	0.2
Restated balance at 31 December 2015[1]	776,594,162	3,471.0	(2,401.4)	141.2		1,433.6	2,644.4	111.9	2,756.3

Restated profit for the year[1]	–	–	–	–		158.2	158.2	10.9	169.1
Other comprehensive income	–	–	121.4	–		–	121.4	–	121.4
Total comprehensive income	–	–	121.4	–		158.2	279.6	10.9	290.5
Transactions with owners of the Company
Dividends declared	–	–	–	–		(39.2)	(39.2)	(0.2)	(39.4)
Share-based payments from continuing operations	–	–	–	14.0		–	14.0	–	14.0
Share-based payments from discontinued operations	–	–	–	0.4		–	0.4	–	0.4
Shares issued[4]	38,857,913	151.5	–	–		–	151.5	–	151.5
Exercise of employee share options	5,154,870	–	–	–		–	–	–	–
Restated balance at 31 December 2016[1]	820,606,945	3,622.5	(2,280.0)	155.6		1,552.6	3,050.7	122.6	3,173.3

(Loss)/profit for the year	–	–	–	–		(18.7)	(18.7)	11.0	(7.7)
Other comprehensive income	–	–	279.2	–		–	279.2	–	279.2
Total comprehensive income	–	–	279.2	–		(18.7)	260.5	11.0	271.5
Transactions with owners of the Company
Dividends declared	–	–	–	–		(62.8)	(62.8)	(0.6)	(63.4)
Dividends advanced	–	–	–	–		–	–	(5.8)	(5.8)
Share-based payments from continuing operations	–	–	–	26.8		–	26.8	–	26.8
Share-based payments from discontinued operations	–	–	–	0.6		–	0.6	–	0.6
Exercise of employee share options	7,272	–	–	–		–	–	–	–
Balance at 31 December 2017	820,614,217	3,622.5	(2,000.8)	183.0		1,471.1	3,275.8	127.2	3,403.0

The accompanying notes form an integral part of these financial statements.

1 Refer note 40 for further details.

[2]	Accumulated other comprehensive income mainly comprises foreign currency translation.

[3]

Other reserves include share-based payments and share of equity accounted investee’s other comprehensive income. The aggregate of Accumulated other comprehensive income and Other reserves in the consolidated statement of changes in equity is disclosed in the Consolidated statement of financial position as other reserves.

[4]	During 2016, Gold Fields completed a US$151.5 million (R2.3 billion) accelerated equity raising by way of a private placement to institutional investors.

A total number of 38,857,913 new Gold Fields shares were placed at a price of R59.50 per share which represented a 6% discount to the 30-day volume weighted average traded price, for the period 17 March 2016 and a 0.7% discount to the 50-day moving average.

The net proceeds from the placement were used to refinance the US$1,510 million term loan and revolving credit facilities. The new facilities amount to US$1,290 million. Refer note 24 for further details.

AFR-152

151	The Gold Fields Annual Financial Report including Governance Report 2017

CONSOLIDATED STATEMENT OF CASH FLOWS

for the year ended 31 December

		United States Dollar

Figures in millions unless otherwise stated	Notes	2017	2016 Restated [1]	2015 Restated [1]
Cash flows from operating activities		762.4	917.5	743.9
Cash generated by operations	28	1,286.5	1,245.4	982.6
Interest received		5.1	7.3	5.9
Change in working capital	29	(69.4)	(2.3)	43.3
Cash generated by operating activities		1,222.2	1,250.4	1,031.8
Interest paid		(90.4)	(81.7)	(86.8)
Royalties paid	30	(66.0)	(76.4)	(75.0)
Taxation paid	31	(239.5)	(155.6)	(117.2)
Net cash from operations		826.3	936.7	752.8
Dividends paid/advanced		(70.7)	(40.7)	(28.9)
– Owners of the parent		(62.8)	(39.2)	(15.1)
– Non-controlling interest holders		(6.4)	(0.2)	(12.1)
– South Deep BEE dividend		(1.5)	(1.3)	(1.7)
Cash generated by continuing operations		755.6	896.0	723.9
Cash generated by discontinued operations		6.8	21.5	20.0

Cash flows from investing activities		(908.6)	(867.9)	(651.5)
Additions to property, plant and equipment		(833.6)	(628.5)	(614.1)
Proceeds on disposal of property, plant and equipment		23.2	2.3	3.1
Purchase of Gruyere Gold Project assets	15.2	–	(197.1)	–
Purchase of investments		(80.1)	(12.7)	(3.0)
Proceeds on disposal of investments		–	4.4	–
Proceeds on disposal of Darlot		5.4	–	–
Environmental trust funds and rehabilitation payments		(16.7)	(14.8)	(17.5)
Cash utilised in continuing operations		(901.8)	(846.4)	(631.5)
Cash utilised in discontinued operations		(6.8)	(21.5)	(20.0)

Cash flows from financing activities		84.2	37.0	(88.3)
Shares issued		–	151.5	–
Loans raised		779.7	1,298.7	506.0
Loans repaid		(695.5)	(1,413.2)	(594.3)
Cash generated by/(utilised in) continuing operations		84.2	37.0	(88.3)
Cash generated by discontinued operations		–	–	–

Net cash (utilised)/generated		(62.0)	86.6	4.1
Effect of exchange rate fluctuation on cash held		14.3	0.1	(22.1)
Cash and cash equivalents at beginning of the year		526.7	440.0	458.0
Cash and cash equivalents at end of the year	21	479.0	526.7	440.0

The accompanying notes form an integral part of these financial statements.

[1]	The restatement is as a result of the discontinued operations.

AFR-153

The Gold Fields Annual Financial Report including Governance Report 2017	152

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December

		United States Dollar

Figures in millions unless otherwise stated		2017	2016 Restated [1]	2015 Restated [1]
1.	REVENUE
	Revenue from mining operations	2,761.8	2,666.4	2,454.1
2.	COST OF SALES
	Salaries and wages	(414.7)	(388.1)	(368.0)
	Consumable stores	(346.7)	(346.3)	(380.7)
	Utilities	(150.1)	(169.8)	(162.4)
	Mine contractors	(307.4)	(308.4)	(284.9)
	Other	(207.6)	(163.1)	(175.5)
	Cost of sales before gold inventory change and amortisation and depreciation	(1,426.5)	(1,375.7)	(1,371.5)
	Gold inventory change	69.5	45.9	(25.5)
	Cost of sales before amortisation and depreciation	(1,357.0)	(1,329.8)	(1,397.0)
	Amortisation and depreciation[2]	(748.1)	(671.4)	(591.5)
	Total cost of sales	(2,105.1)	(2,001.2)	(1,988.5)
3.	INVESTMENT INCOME
	Interest received – environmental trust funds	0.5	1.0	0.4
	Interest received – cash balances	5.1	7.3	5.9
	Total investment income	5.6	8.3	6.3
4.	FINANCE EXPENSE
	Interest expense – environmental rehabilitation	(12.1)	(10.7)	(11.7)
	Unwinding of discount on silicosis settlement costs	(0.9)	–	–
	Interest expense – borrowings	(91.2)	(82.5)	(87.8)
	Borrowing costs capitalised	22.9	15.1	16.6
	Total finance expense	(81.3)	(78.1)	(82.9)

[1]	Refer note 40 for further details.

[2]

The methodology for amortisation and depreciation at Cerro Corona was amended in 2017, changing to gold ounces produced from tonnes mined. Gold ounces are considered a better reflection of the pattern in which the mine’s future economic benefits are expected to be consumed by the mine in line with the declining grade over the life-of-mine.

The impact of the change in useful life at Cerro Corona resulted in an increase in amortisation and depreciation of US$24.5 million for the 2017 year.

The methodology for amortisation of the mineral rights asset at the Australian operations was corrected during the year. Refer note 40 for further details.

The impact of the correction of the amortisation methodology at the Australian operations resulted in an increase in amortisation of US$5.7 million for the 2017 year.

Given the nature of the inputs used to calculate the amortisation and depreciation, namely future production as well as proven and probable reserves, it is not practicable to estimate the future impact the change in useful life and correction in methodology will have on amortisation and depreciation.

AFR-154

153	The Gold Fields Annual Financial Report including Governance Report 2017

5.	SHARE-BASED PAYMENTS

The Group granted equity-settled instruments comprising share options and restricted shares to executive directors, certain officers and employees. During the year ended 31 December 2017, the following share plans were in place: The Gold Fields Limited 2005 Share Plan, the Gold Fields Limited 2012 Share Plan and the Gold Fields Limited 2012 Share Plan as amended in 2016. During 2016, the Gold Fields Limited 2012 Share Plan as amended in 2016 was introduced to replace the long-term incentive plan (“LTIP”). Allocations under this plan were made during 2016 and 2017.

The following information is available for each plan:

		United States Dollar

		2017		2016		2015

Figures in millions unless otherwise stated		Continuing operations	Discontinued operations	Continuing operations	Discontinued operations	Continuing operations	Discontinued operations
(a)	Gold Fields Limited 2005 Share Plan	–	–	–	–	–	–
(b)(i)	Gold Fields Limited 2012 Share Plan
	– Performance shares	–	–	1.9	–	8.0	0.2
	– Bonus shares	–	–	–	–	2.7	–
(b)(ii)	Gold Fields Limited 2012 Share Plan amended
	– Performance shares	24.5	0.6	12.1	0.4	–	–
	– Retention shares	2.1	–	–	–	–	–
	– Restricted/Matching shares	0.2	–	–	–	–	–
Total included in profit or loss for the year		26.8	0.6	14.0	0.4	10.7	0.2

(a)	Gold Fields Limited 2005 Share Plan

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

The following table summarises the movement of share options under the Gold Fields Limited 2005 Share Plan during the years ended 31 December 2017, 2016 and 2015:

	2017		2016		2015

	Share appreciation rights (SARS)	Average instrument price (US$)	Share appreciation rights (SARS)	Average instrument price (US$)	Share appreciation rights (SARS)	Average instrument price (US$)
Outstanding at beginning of the year	530,611	7.39	1,025,178	6.03	1,818,261	7.89
Movement during the year:
Forfeited	(519,090)	7.75	(494,567)	5.27	(793,083)	7.34
Outstanding at end of the year (vested)	11,521	9.42	530,611	7.39	1,025,178	6.03

AFR-155

The Gold Fields Annual Financial Report including Governance Report 2017	154

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

continued

for the year ended 31 December

5.	SHARE-BASED PAYMENTS (continued)
(b)(i)	Gold Fields Limited 2012 Share Plan – awards prior to 1 March 2016

At the Annual General Meeting on 14 May 2012 shareholders approved the adoption of the Gold Fields Limited 2012 Share Plan to replace the Gold Fields Limited 2005 Share Plan. The plan provided for two methods of participation, namely the Performance Share Method (“PS”) and the Bonus Share Method (“BS”). This plan sought to attract, retain, motivate and reward participating employees on a basis which sought to align the interests of such employees with those of the Company’s shareholders. No further allocations of options under this plan are being made following the introduction of the Gold Fields Limited 2012 Share Plan amended – awards after 1 March 2016 (see below) and the plan was closed.

The salient features of the plan were:

●

PS were offered to participants annually in March. Quarterly allocations of PS were also made in June, September and December on a pro rata basis to qualifying new employees. PS were performance-related shares, granted at zero cost (the shares are granted in exchange for the rendering of service by participants to the Group during the three-year restricted period prior to the share vesting period);

●

Based on the rules of the plan, the actual number of PS which would be settled to a participant three years after the original award date was determined by the Group’s performance measured against the performance of seven other major gold mining companies (“the peer group”) based on the relative change in the Gold Fields share price compared to the basket of respective US Dollar share prices of the peer group. Furthermore, for PS awards to be settled to members of the Executive Committee, an internal Company performance target is required to be met before the external relative measure is applied. The internal target performance criterion has been set at 85% of the Group’s planned gold production over the three-year measurement period as set out in the business plans of the Group approved by the Board. In the event that the internal target performance criterion is met the full initial target award shall be settled on the settlement date. In addition, the Remuneration Committee has determined that the number of PS to be settled may be increased by up to 200% of the number of the initial target PS conditionally awarded, depending on the performance of the Company relative to the performance of the peer group, based on the relative change in the Gold Fields share price compared to the basket of respective US Dollar share prices of the peer group;

●

The performance of the Company that resulted in the settlement of shares was measured by the Company’s share price performance relative to the share price performance of the following peer gold mining companies, collectively referred to as “the peer group”, over the three-year period:

–	AngloGold Ashanti;
–	Barrick Gold Corporation;
–	Goldcorp Incorporated;
–	Harmony Gold Mining Company;
–	Newmont Mining Corporation;
–	Newcrest Mining Limited; and
–	Kinross Gold Corporation.
●	The performance of the Company’s shares against the shares of the peer group was measured for the three-year period running from the relevant award date;
●	BS were offered to participants annually in March; and
●

Based on the rules of the plan, the actual number of BS which would be settled in equal proportions to a participant over a nine-month and a 18-month period after the original award date was determined by the employee’s annual cash bonus calculated with reference to actual performance against predetermined targets for the financial year ended immediately preceding the award date.

AFR-156

155	The Gold Fields Annual Financial Report including Governance Report 2017

5.	SHARE-BASED PAYMENTS (continued)
(b)(i)	Gold Fields Limited 2012 Share Plan – awards prior to 1 March 2016 (continued)

The following table summarises the movement of share options under the Gold Fields Limited 2012 Share Plan during the years ended 31 December 2017, 2016 and 2015:

	2017	2016	2015

	Performance shares (PS)	Performance shares (PS)	Performance shares (PS)	Bonus shares (BS)
Outstanding at beginning of the year	393,178	2,446,922	4,316,657	2,161,922
Movement during the year:
Granted	–	393,178	–	–
Exercised and released	–	(2,428,904)	(1,704,704)	(2,094,343)
Forfeited	(393,178)	(18,018)	(165,031)	(67,579)
Outstanding at end of the year	–	393,178	2,446,922	–

(b)(ii)	Gold Fields Limited 2012 Share Plan amended – awards after 1 March 2016

At the Annual General Meeting on 18 May 2016, shareholders approved the adoption of the revised Gold Fields Limited 2012 Share Plan to replace the LTIP. The plan provides for four types of participation, namely Performance Shares (“PS”), Retention Shares (“RS”), Restricted Shares (“RSS”) and Matching Shares (“MS”). This plan is in place to attract, retain, motivate and reward participating employees on a basis which seeks to align the interests of such employees with those of the Company’s shareholders. Allocations of options under this plan were made during 2016 and 2017. Currently, the last vesting date is 28 February 2020.

The salient features of the plan were:

●

PS are offered to participants annually in March. PS are performance-related shares, granted at zero cost (the shares are granted in exchange for the rendering of service by participants to the Group during the three-year restricted period prior to the share vesting period);

●	Based on the rules of the plan, the actual number of PS which will be settled to a participant three years after the original award date is determined by the following performance conditions:

Performance condition	Weighting	Threshold	Target	Stretch and cap
Absolute total shareholder return (“TSR”)	33%	N/A – No vesting below target	Compounded cost of equity in real terms over three-year performance period	Compounded cost of equity in real terms over three-year performance period +6% per annum
Relative TSR	33%	Median of the peer group	Linear vesting to apply between median and upper quartile performance and capped at upper quartile performance
Free cash flow margin (“FCFM”)	34%	Average FCFM over performance period of 5% at a gold price of $1,300/oz – margin to be adjusted relative to the actual gold price for the three-year period	Average FCFM over performance period of 15% at a gold price of $1,300/oz – margin to be adjusted relative to the actual gold price for the three-year period	Average FCFM over performance period of 20% at a gold price of $1,300/oz – margin to be adjusted relative to the actual gold price for the three-year period

AFR-157

The Gold Fields Annual Financial Report including Governance Report 2017	156

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

continued

for the year ended 31 December

5.	SHARE-BASED PAYMENTS (continued)
(b)(ii)	Gold Fields Limited 2012 Share Plan amended – awards after 1 March 2016 (continued)

The vesting profile will be as follows:

Performance condition	Threshold	Target	Stretch and cap

Absolute TSR[1], [4] Relative TSR1, [3,4] FCFM[2]	0% 0% 0%	100% 100% 100%	200% 200% 200%

[1]	Absolute TSR and relative TSR: Linear vesting will occur between target and stretch (no vesting occurs for performance below target).

[2]	FCFM: Linear vesting will occur between threshold, target and stretch.

[3]	The peer group consists of 10 companies: AngloGold Ashanti, Goldcorp, Barrick, Eldorado Gold, Randgold, Yamana, Agnico Eagle, Kinross, Newmont and Newcrest.

[4]

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

●	RS can be awarded on an ad hoc basis to key employees where a retention risk has been identified. These will be subject to the vesting condition of service over a period of three years only;
●

RSS: In 2016, Gold Fields implemented a Minimum Shareholding Requirement (“MSR”) where executives are required to build and to hold a percentage of their salary in Gold Fields shares over a period of five years. Executives will be given the opportunity (as at the approval date of the MSR), prior to the annual bonus being communicated or the upcoming vesting date of the LTIP award or PS, to elect to receive all or a portion of their annual bonus or cash LTIP in restricted shares or to convert all or a portion of their unvested PS into restricted shares towards fulfilment of the MSR. These shares are subject to the holding period as set out below.

This holding period will mean that the restricted shares may not be sold or disposed of and that the beneficial interest must be retained therein until the earlier of:

–	Notice given by the executive, provided that such notice may only be given after five years from the start of the holding period;
–	Termination of employment of that employee, i.e. retirement, retrenchment, ill health, death, resignation or dismissal;
–	Abolishment of the MSR; or
–	In special circumstances such as proven financial hardship or compliance with the MSR, upon application by the employee and approval by the Remuneration Committee.
●

MS: To facilitate the introduction of the MSR policy and to compensate executives for participating in RSS and holding their shares for an additional five years, thus exposing themselves to further market volatility, the Company intends to make a matching award. This is intended to entail a conditional award of shares of one share for every three shares committed towards the MSR (matching shares), rounded to the nearest full share. The matching shares will vest on a date that corresponds with the end of the holding period of the shares committed towards the MSR provided the executive is still in the employment of the Company and has met the MSR requirements of the MSR policy, including having sustainably accumulated shares to reach the MSR over the five-year holding period.

At 31 December 2017, the maximum number of matching shares that could vest, based on shares already committed to MSR, at the end of five years was 403,027 (2016: 169,158) shares.

AFR-158

157	The Gold Fields Annual Financial Report including Governance Report 2017

5.	SHARE-BASED PAYMENTS (continued)
(b)(ii)	Gold Fields Limited 2012 Share Plan amended – awards after 1 March 2016 (continued)

The following table summarises the movement of share options under the Gold Fields Limited 2012 Share Plan as amended in 2016 during the years ended 31 December 2017 and 2016:

	2017 Performance shares (PS)	2016 Performance shares (PS)
Outstanding at beginning of the year	8,138,472	–
Movement during the year:
Granted	11,744,152	8,196,037
Exercised and released	(34,827)	–
Forfeited	(1,568,667)	(57,565)
Outstanding at end of the year	18,279,130	8,138,472
None of the outstanding options of 18,279,130 above have vested.

	2017	2016
The fair value of equity instruments granted during the year ended 31 December 2017 and 2016 were valued using the Monte Carlo simulation model:

Monte Carlo simulation
Performance shares
This model is used to value the performance shares. The inputs to the model for options granted during the year were as follows:
– weighted average historical volatility (based on a statistical analysis of the share price on a weighted moving average basis for the expected term of the option)	64.3%	58.1%
– expected term (years)	3 years	3 years
– dividend yield[1]	n/a	n/a
– weighted average three-year risk free interest rate (based on US interest rates)	1.6%	0.5%
– weighted average fair value (United States dollars)	4.2	2.6
[1] There is no dividend yield applied to the Monte Carlo simulation model as the performance conditions follow a total shareholder return method.

AFR-159

The Gold Fields Annual Financial Report including Governance Report 2017	158

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

continued

for the year ended 31 December

5.	SHARE-BASED PAYMENTS (continued)
(b)(ii)	Gold Fields Limited 2012 Share Plan amended – awards after 1 March 2016 (continued)

Summary:

The following table summarises information relating to the options and equity-settled instruments under all plans outstanding at 31 December 2017, 2016 and 2015:

	2017			2016					2015

Range of exercise prices for outstanding equity instruments (US$)	Number of instru- ments	Price (US$)	Contrac- tual life (years)	Number of instruments	Price (US$	)	Contrac- tual life (years	)	Number of instruments	Price (US$	)	Contrac- tual life (years	)
n/a*	18,279,130	–	–	8,531,650	–		–		2,446,922	–		–
4.28 – 6.06	–	–	–	–	–		–		448,296	5.03		0.22
6.07 – 7.84	–	–	–	3,835	6.79		0.50		33,641	5.86		0.60
7.85 – 9.62	–	–	–	515,255	7.37		0.34		531,720	6.84		1.35
9.63 – 11.40	11,521	9.42	–	11,521	8.44		1.00		11,521	7.84		2.01
Total outstanding at end of the year	18,290,651			9,062,261					3,472,100
* Restricted shares (“PVRS”) are awarded for no consideration.

Weighted average share price during the year on the Johannesburg Stock Exchange (US$)	3.76			4.29					3.55

The compensation costs related to awards not yet recognised under the above plans at 31 December 2017, 2016 and 2015 amount to US$53.0 million, US$36.6 million and US$1.5 million, respectively, and are to be recognised over four years.

The directors were authorised to issue and allot all or any of such shares required for the plans, but in aggregate all plans may not exceed 41,076,635 of the total issued ordinary shares capital of the Company. An individual participant may also not be awarded an aggregate of shares from all or any such plans exceeding 4,107,663 of the Company’s total issued ordinary share capital. The unexercised options and shares under all plans represented 2.2% of the total issued ordinary share capital at 31 December 2017.

AFR-160

159	The Gold Fields Annual Financial Report including Governance Report 2017

		United States Dollar

Figures in millions unless otherwise stated		2017	2016	2015
6.	IMPAIRMENT, NET OF REVERSAL OF IMPAIRMENT OF INVESTMENTS AND ASSETS
	Investments	(3.7)	(0.1)	(117.4)
	Listed investments	(0.5)	(0.1)	(8.5)
	Unlisted investments	(3.2)	–	–
	Equity accounted investees
	– Hummingbird Resources Plc (“Hummingbird”)[1]	–	–	(7.5)
	– Far Southeast Gold Resources Incorporated (“FSE”)[2]	–	–	(101.4)
	Property, plant and equipment	81.3	(76.4)	(81.5)
	Reversal of impairment of Arctic Platinum (“APP”)[3]	39.0	–	(39.0)
	Reversal of impairment and impairment of property, plant and equipment – other[4]	42.3	(76.4)	(42.5)
	Goodwill	(277.8)	–	–
	South Deep goodwill[5]	(277.8)	–	–
	Inventories	–	–	(8.0)
	Stockpiles and consumables[6]	–	–	(8.0)

	Impairment, net of reversal of impairment of investments and assets	(200.2)	(76.5)	(206.9)

[1]

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

[2]

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

[3]

Following the Group’s decision during 2013 to dispose of non-core projects, APP was classified as held for sale and, accordingly, valued at the lower of fair value less cost of disposal or carrying value which resulted in impairments of US$89.7 million and US$3.2 million during 2013 and 2014, respectively. APP’s carrying value at 31 December 2014 after the above impairments was US$40.0 million which was based on an offer received close to the 2014 year-end. During 2015, active marketing activities for the disposal of the project continued after the 2014 offer was not realised. During 2015, APP was further impaired by US$39.0 million, resulting in a carrying value of US$1.0 million at 31 December 2015. The impairment is included in the “Corporate and other” segment. At 31 December 2016, APP no longer met the definition of an asset held for sale and was reclassified to property, plant and equipment at a recoverable amount of US$1.0 million. During 2017, active marketing activities continued and as a result, a sale agreement was concluded comprising a purchase offer of US$40.0 million cash and a 2% net smelter refiner royalty on all metals. As a result, the impairment of US$39.0 million previously recorded, was reversed and APP was reclassified as an asset held for sale at 31 December 2017. Refer note 12 for further details.

AFR-161

The Gold Fields Annual Financial Report including Governance Report 2017	160

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

continued

for the year ended 31 December

		United States Dollar

Figures in millions unless otherwise stated		2017	2016	2015
6.	IMPAIRMENT, NET OF REVERSAL OF IMPAIRMENT OF INVESTMENTS AND ASSETS (continued)
	[4] Reversal of impairment and impairment of property, plant and equipment is made up as follows:
	– Redundant assets at Cerro Corona (2015: Cerro Corona)	(0.8)	–	(6.7)
	– Reversal of cash-generating unit impairment at Cerro Corona (2016: impairment of $66.4 million)	53.4	(66.4)	–

(The impairment in 2016 was due to the reduction in gold and copper reserves due to depletion, a decrease in the gold and copper price assumptions for 2017 and 2018, a lower resource price and an increase in the Peru tax rate. The reversal of the impairment in 2017 was due to a higher value-in-use following the completion of a pre-feasibility study in 2017, with the assistance of external specialists, extending the life-of-mine from 2023 to 2030 by optimising the tailings density and increasing the tailings capacity by using in-pit tailings after mining activities end. After taking into account one year amortisation, the reversal of impairment amounted to US$53.4 million (2016: The recoverable amount was based on its FVLCOD calculated using a combination of the market and the income approach (level 3 of the fair value hierarchy)). Refer to accounting policies on page 139 for assumptions).

	– Damang assets held for sale	–	(7.6)	–

(Following the Damang re-investment plan, a decision was taken to sell certain mining fleet assets and related spares. The sale of the assets is expected to be concluded during 2017. As a result, the assets were classified as held for sale (refer note 12) and valued at the lower of FVLCOD or carrying value which resulted in an impairment of US$7.6 million).

	– Asset-specific impairment at Tarkwa	(6.8)	–	–
	(Relating to aged, high maintenance and low effectiveness mining fleet that is no longer used).
	– Asset-specific impairment at Damang	(3.5)	(2.4)	(35.8)

(Relating to all assets at the Rex pit. Following a series of optimisations, the extensional drilling, completed in 2017, failed to deliver sufficient tonnages at viable grades to warrant further work (2016: inoperable mining fleet that is no longer used under the current life-of-mine plan, 2015: Immovable mining assets written off to nil that would no longer be used under the current life-of-mine plan)).

	Reversal of impairment and impairment of property, plant and equipment – other	42.3	(76.4)	(42.5)

[5]  At 31 December 2017, the Group recognised an impairment of R3,495.0 billion (US$277.8 million) at South Deep. The recoverable amount was based on its FVLCOD calculated using a combination of the market and the income approach (level 3 of the fair value hierarchy). The impairment calculation was based on the 2017 life-of-mine plan using the following assumptions:

– Gold price of R525,000 per kilogram;

– Resource price of US$17 per ounce at the Rand/Dollar exchange rate of R12.58;

– Resource ounces of 29.0 million ounces;

– Life-of-mine: 78 years; and

– Discount rate: 13.5% nominal.

The impairment is due to a reduction in the gold price assumptions, a lower resource price and a deferral of production.

[6]  Net realisable value write-down of stockpiles at Damang.

AFR-162

161	The Gold Fields Annual Financial Report including Governance Report 2017

		United States Dollar

Figures in millions unless otherwise stated		2017	2016	2015
7.	INCLUDED IN PROFIT BEFORE ROYALTIES AND
	TAXATION ARE THE FOLLOWING:
	Operating lease charges[1]	(2.4)	(2.8)	(2.7)
	Regulatory legal fees[1]	–	–	(0.1)
	Profit on buy-back of notes[1]	–	17.7	–
	Social contributions and sponsorships[1]	(19.6)	(19.3)	(12.2)
	Global compliance costs[1]	–	(0.1)	(3.6)
	Rehabilitation income – continuing operations[1]	13.5	9.7	14.6
	Rehabilitation income – discontinued operations[1]	–	0.2	0.5
8.	ROYALTIES
	South Africa	(1.8)	(1.8)	(1.2)
	Foreign	(60.2)	(76.6)	(72.7)
	Total royalties	(62.0)	(78.4)	(73.9)
	Royalty rates
	South Africa (effective rate)[2]	0.5%	0.5%	0.5%
	Australia[3]	2.5%	2.5%	2.5%
	Ghana[4]	3.0%	5.0%	5.0%
	Peru[5]	4.6%	6.4%	4.0%

[1]	Included under “Other costs, net” in the consolidated income statement.

[2]

The Mineral and Petroleum Resource Royalty Act 2008 (“Royalty Act”) was promulgated on 24 November 2008 and became effective from 1 March 2010. The Royalty Act imposes a royalty on refined (mineral resources that have undergone a comprehensive level of beneficiation such as smelting and refining as defined in Schedule 1 of the Act) and unrefined (mineral resources that have undergone limited beneficiation as defined in Schedule 2 of the Act) minerals payable to the state. The royalty in respect of refined minerals (which include gold refined to 99.5% and above and platinum) is calculated by dividing earnings before interest and taxes (“EBIT”) by the product of 12.5 times gross revenue calculated as a percentage, plus an additional 0.5%. EBIT refers to taxable mining income (with certain exceptions such as no deduction for interest payable and foreign exchange losses) before assessed losses but after capital expenditure. A maximum royalty of 5% has been introduced on refined minerals. The effective rate of royalty tax payable for the year ended 31 December 2017 was 0.5% of mining revenue (2016: 0.5% and 2015: 0.5%) equalling the minimum charge per the formula.

[3]	The Australian operations are subject to a 2.5% (2016: 2.5% and 2015: 2.5%) gold royalty on revenue as the mineral rights are owned by the state.

[4]

Minerals are owned by the Republic of Ghana and held in trust by the President. During 2016, Gold Fields signed a Development Agreement (“DA”) with the Government of Ghana for both the Tarkwa and Damang mines. This agreement stated that the Ghanaian operations will be subject to a sliding scale for royalty rates, linked to the prevailing gold price (effective 1 January 2017). The sliding scale is as follows:

Average gold price

Low value		High value	Royalty rate
US$0.00	–	US$1,299.99	3.0%
US$1,300.00	–	US$1,499.99	3.5%
US$1,450.00	–	US$2,299.99	4.1%
US$2,300.00	–	Unlimited	5.0%

During 2016 and 2015, the Ghanaian operations were subject to a 5.0% gold royalty on revenue.

[5]	The Peruvian operations are subject to a mining royalty calculated on a sliding scale with rates ranging from 1% to 12% of the value of operating profit.

AFR-163

The Gold Fields Annual Financial Report including Governance Report 2017	162

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

continued

for the year ended 31 December

		United States Dollar

Figures in millions unless otherwise stated		2017	2016 Restated[1]	2015 Restated[1]
9.	MINING AND INCOME TAXATION
	The components of mining and income tax are the following:
	South African taxation
	– non-mining tax	(1.2)	(1.0)	–
	– company and capital gains taxation	(1.1)	(3.9)	(3.5)
	– prior year adjustment – current taxation	0.2	0.3	0.5
	– deferred taxation	12.1	(9.5)	17.1
	Foreign taxation
	– current taxation	(199.8)	(193.3)	(138.7)
	– prior year adjustment – current taxation	(2.8)	(6.3)	–
	– deferred taxation	19.4	24.2	(118.7)
	– prior year adjustment – deferred taxation	–	–	(5.2)
	Total mining and income taxation	(173.2)	(189.5)	(248.5)
	Major items causing the Group’s income taxation to differ from the maximum South African statutory mining tax rate of 34.0% (2016: 34.0% and 2015: 34.0%) were:
	Taxation on profit before taxation at maximum South African statutory mining tax rate	(51.8)	(121.5)	(3.0)
	Rate adjustment to reflect the actual realised company tax rates in South Africa and offshore	19.2	22.4	21.5
	Non-deductible share-based payments	(9.1)	(4.8)	(3.6)
	Non-deductible exploration expense	(19.7)	(15.2)	(7.7)
	Deferred tax assets not recognised on impairment and reversal of impairment of investments[2]	13.3	–	(53.2)
	Impairment of South Deep goodwill	(94.5)	–	–
	Non-deductible interest paid	(24.2)	(24.2)	(26.9)
	Non-taxable profit on disposal of investments	–	0.8	–
	Non-taxable profit on buy-back of notes	–	6.0	–
	Share of results of equity-accounted investees, net of taxation	(0.4)	(0.8)	(1.9)
	Net non-deductible expenditure and non-taxable income	(5.3)	(9.7)	(8.5)
	Deferred tax raised on unremitted earnings at Tarkwa	(9.5)	–	–
	Deferred taxation movement on Peruvian Nuevo Sol devaluation against US Dollar[3]	5.2	(1.1)	(41.0)
	Various Peruvian non-deductible expenses	(5.3)	(8.3)	(7.8)
	Deferred tax assets not recognised at Cerro Corona and Damang[4]	(12.9)	(34.9)	(112.5)
	Utilisation of tax losses not previously recognised at Damang	7.1	–	–
	Deferred tax assets recognised at Cerro Corona and Damang[5]	19.8	–	–
	Deferred tax release on change of tax rate (2016: Peruvian and Ghanaian operations and 2015: Peruvian operations)	–	8.6	4.5
	Prior year adjustments	(2.6)	(6.0)	(4.4)
	Other	(2.5)	(0.8)	(4.0)
	Total mining and income taxation	(173.2)	(189.5)	(248.5)

[1]	Refer note 40 for further details.

[2]	Deferred tax assets not recognised on impairment of investments relate to the impairment and reversal of impairment of FSE, Hummingbird and APP. Refer to note 6 for details of impairments.

[3]	The functional currency of Cerro Corona is US Dollar, however, the Peruvian tax base is based on values in Peruvian Nuevo Sol.

[4]

Deferred tax assets amounting to US$12.9 million (2016: US$34.9 million and 2015: US$112.5 million) were not recognised during the year at Cerro Corona and Damang to the extent that there is insufficient future taxable income available. At Cerro Corona, deferred tax assets amounting to US$12.9 million (2016: US$33.5 million and 2015: US$76.9 million) were not recognised during the year related to deductible temporary differences on additions to fixed assets in the current financial year that would only reverse after the end of the life-of-mine (“LoM”) of Cerro Corona. At Damang, deferred tax assets amounting to US$nil (2016: US$1.4 million and 2015: US$35.6 million) were not recognised during the year related to net deductible temporary differences reversing in the current financial year. In making this determination, the Group analysed, among others, forecasts of future earnings and the nature and timing of future deductions and benefits represented by deferred tax assets.

[5]

Due to year-end assessments, deferred tax assets amounting to US$17.3 million and US$2.5 million were recognised at Cerro Corona and Damang, respectively, to the extent that there is sufficient future taxable income available. During 2017, Cerro Corona completed a prefeasibility study extending the life-of-mine (“LoM”) from 2023 to 2030. A significant portion of the deductible temporary differences on fixed assets that were scheduled to reverse after the end of the LoM at Cerro Corona will now reverse over the extended LoM, resulting in the recognition of deferred tax assets amounting to US$17.3 million. At Damang, the LoM indicated that the mine would make taxable profits in the future that would support the write back of a portion of the deferred tax asset amounting to US$2.5 million. In making this determination, the Group analysed, among others, forecasts of future earnings and the nature and timing of future deductions and benefits represented by deferred tax assets.

AFR-164

163	The Gold Fields Annual Financial Report including Governance Report 2017

9.	MINING AND INCOME TAXATION (continued)

	2017	2016	2015
South Africa – current tax rates
Mining tax[1]	Y = 34 – 170/X	Y = 34 – 170/X	Y = 34 – 170/X
Non-mining tax[2]	28.0%	28.0%	28.0%
Company tax rate	28.0%	28.0%	28.0%
International operations – current tax rates
Australia	30.0%	30.0%	30.0%
Ghana[3]	32.5%	32.5%	35.0%
Peru	29.5%	30.0%	30.0%

[1]  South African mining tax on mining income is determined according to a formula which takes into account the profit and revenue from mining operations. South African mining taxable income is determined after the deduction of all mining capital expenditure, with the proviso that this cannot result in an assessed loss. Capital expenditure amounts not deducted are carried forward as unredeemed capital expenditure to be deducted from future mining income. Accounting depreciation is ignored for the purpose of calculating South African mining taxation. The effective mining tax rate for Gold Fields Operations Limited (“GFO”) and GFI Joint Venture Holdings Proprietary Limited (“GFIJVH”), owners of the South Deep mine, has been calculated at 30% (2016: 30% and 2015: 30%).

   In the formula above, Y is the percentage rate of tax payable and X is the ratio of mining profit, after the deduction of redeemable capital expenditure, to mining revenue expressed as a percentage.

[2]  Non-mining income of South African mining operations consists primarily of interest income.

[3]  On 11 March 2016, Gold Fields signed a development agreement with the Government of Ghana for both the Tarkwa and Damang mines. This agreement resulted in a reduction in the corporate tax rate from 35.0% to 32.5%, effective 17 March 2016.

   Deferred tax is provided at the expected future rate for mining operations arising from temporary differences between the carrying values and tax values of assets and liabilities.

At 31 December 2017, the Group had the following estimated amounts available for set-off against future income (pre-tax):

	2017			2016

Figures in millions unless otherwise stated	Gross unredeemed capital expenditure US$ million	Gross tax losses US$ million	Gross deferred tax asset not recognised US$ million	Gross unredeemed capital expenditure US$ million	Gross tax losses US$ million	Gross deferred tax asset not recognised US$ million
South Africa[1]
Gold Fields Operations Limited	716.4	192.5	–	606.4	182.3	–
GFI Joint Venture Holdings
Proprietary Limited2, [3]	2,427.1	–	1,501.6	1,929.2	–	1,132.6
	3,143.5	192.5	1,501.6	2,535.6	182.3	1,132.6
International operations
Exploration entities[4]	–	445.9	445.9	–	388.8	388.8
Gold Fields Australia Proprietary Limited[5]	–	–	–	–	1.2	–
Abosso Goldfields Limited[6]	–	201.4	63.5	88.8	68.7	157.5
	–	647.3	509.4	88.8	458.7	546.3

[1]  These deductions are available to be utilised against income generated by the relevant tax entity and do not expire unless the tax entity concerned ceases to operate for a period of longer than one year. Under South African mining tax ring-fencing legislation, each tax entity is treated separately and as such these deductions can only be utilised by the tax entities in which the deductions have been generated. South African tax losses and unredeemed capital expenditure have no expiration date.

[2]  The above R2,427.1 million (2016: R1,929.2 million) comprises US$925.5 million gross recognised capital allowance and US$1,501.6 million gross unrecognised capital allowance (2016: US$796.6 million gross recognised capital allowance and US$1,132.6 million gross unrecognised capital allowance).

[3]  During 2014, the South African Revenue Services (“SARS”) issued a Finalisation of Audit Letter (“the Audit Letter”) stating that SARS has disallowed US$182.2 million of GFIJVH’s gross recognised capital allowance of US$925.5 million. Refer note 34 on Contingent Liabilities for further details.

[4]  The total tax losses of US$445.9 million (2016: US$388.8 million) comprise US$22.9 million (2016: US$10.9 million) tax losses that expire between one and two years, US$57.6 million (2016: US$58.9 million) tax losses that expire between two and five years, US$30.4 million (2016: US$41.2 million) tax losses that expire between five and 10 years, US$43.2 million (2016: US$40.6 million) tax losses that expire after 10 years and US$291.8 million (2016: US$237.2 million) tax losses that have no expiry date.

[5]  The tax losses are available to be utilised against income generated by the relevant tax entity and do not expire.

[6]  Tax losses may be carried forward for five years. These losses expire on a first-in-first-out basis. Tax losses of US$44.5 million (2016: US$46.3 million) expire in two years, tax losses of US$19.0 million (2016: US$nil) expire in three years, tax losses of US$91.7 million (2016: US$19.4 million) expire in four years and tax losses of US$46.2 million (2016: US$3.0 million) expire in five years.

AFR-165

The Gold Fields Annual Financial Report including Governance Report 2017	164

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

continued

for the year ended 31 December

		United States Dollar

Figures in millions unless otherwise stated		2017	2016 Restated	[1]	2015 Restated [1]
10.	EARNINGS PER SHARE
10.1	Basic (loss)/earnings per share from continuing operations – cents	(4)	19		(31)
	Basic (loss)/earnings per share is calculated by dividing the loss attributable to owners of the parent from continuing operations of US$31.8 million (2016: profit of US$157.0 million and 2015: loss of US$239.1 million) by the weighted average number of ordinary shares in issue during the year of 820,611,806 (2016: 809,889,990 and 2015: 774,763,151).
10.2	Basic earnings/(loss) per share from discontinued operations – cents	2	–		(1)
	Basic earnings/(loss) per share is calculated by dividing the earnings attributable to owners of the parent from discontinued operations of US$13.1 million (2016: profit of US$1.2 million and 2015: loss of US$8.2 million) by the weighted average number of ordinary shares in issue during the year of 820,611,806 (2016: 809,889,990 and 2015: 774,763,151).
10.3	Diluted basic (loss)/earnings per share from continuing operations – cents	(4)	19		(31)

Diluted basic (loss)/earnings per share is calculated on the basis of loss attributable to owners of the parent from continuing operations of US$31.8 million (2016: profit of US$157.0 million and 2015: loss of US$239.1 million) and 826,920,421 (2016: 810,082,191 and 2015: 774,763,151) shares being the diluted number of ordinary shares in issue during the year.

The weighted average number of shares has been adjusted by the following to arrive at the diluted number of ordinary shares:

	Weighted average number of shares	820,611,806	809,889,990		774,763,151
	Share options in issue	6,308,615	192,201		– [2]
	Diluted number of ordinary shares	826,920,421	810,082,191		774,763,151
10.4	Diluted basic earnings/(loss) per share from discontinued operations – cents	2	–		(1)
	Diluted basic earnings/(loss) per share is calculated on the basis of earnings attributable to owners of the parent from discontinued operations of US$13.1 million (2016: profit of US$1.2 million and 2015: loss of US$8.2 million) and 826,920,421 (2016: 810,082,191 and 2015: 774,763,151) shares being the diluted number of ordinary shares in issue during the year.

[1]	Refer note 40 for further details.

[2]	Share option adjustments of 1,804,321 were excluded from the dilutive number of ordinary shares as they were anti-dilutive.

AFR-166

165	The Gold Fields Annual Financial Report including Governance Report 2017

		United States Dollar

Figures in millions unless otherwise stated		2017	2016 Restated[1]	2015 Restated[1]
10.	EARNINGS PER SHARE (continued)
10.5	Headline earnings/(loss) per share from continuing operations – cents	26	24	(5)

Headline earnings/(loss) per share is calculated on the basis of adjusted net earnings attributable to owners of the parent from continuing operations of US$212.3 million (2016: earnings of US$198.3 million and 2015: loss of US$36.4 million) and 820,611,806 (2016: 809,889,990 and 2015: 774,763,151) shares being the weighted average number of ordinary shares in issue during the year.

Net (loss)/profit attributable to owners of the parent from continuing operations is reconciled to headline earnings as follows:

Long-form headline earnings/(loss) reconciliation

(Loss)/profit attributable to owners of the parent from continuing operations

		(31.8)	157.0	(239.1)
	Profit on disposal of investments, net	–	(2.3)	(0.1)
	Gross	–	(2.3)	(0.1)
	Taxation effect	–	–	–
	(Profit)/loss on disposal of assets, net	(2.6)	(41.0)	0.5
	Gross	(4.0)	(48.0)	0.1
	Taxation effect	1.2	7.0	0.2
	Non-controlling interest effect	0.2	–	0.2
	Impairment, reversal of impairment and write-off of investments and assets and other, net	246.7	84.6	202.3
	Impairment, net of reversal of impairment of investments and assets	200.2	76.5	198.9
	Write-off of exploration and evaluation assets	51.5	41.4	29.1
	Taxation effect	(4.3)	(32.1)	(23.4)
	Non-controlling interest effect	(0.7)	(1.2)	(2.3)
	Headline earnings/(loss)	212.3	198.3	(36.4)
10.6	Headline (loss)/earnings per share from discontinued operations – cents	–	1	–
	Headline (loss)/earnings per share is calculated on the basis of adjusted net loss attributable to owners of the parent from discontinued operations of US$2.4 million (2016: earnings of US$5.5 million and 2015: earnings of US$3.0 million) and 820,611,806 (2016: 809,889,990 and 2015: 774,763,151) shares being the weighted average number of ordinary shares in issue during the year.
	Net profit/(loss) attributable to owners of the parent from discontinued operations is reconciled to headline earnings as follows:
	Long-form headline (loss)/earnings reconciliation
	Profit/(loss) attributable to owners of the parent from discontinued operations	13.1	1.2	(8.2)
	Impairment and write-off of investments and assets and other, net	(15.5)	4.3	11.2
	Impairment of assets	–	–	14.2
	Gain on sale of discontinued operation	(23.5)	–	–
	Write-off of exploration and evaluation assets	1.5	6.1	1.7
	Taxation effect	6.5	(1.8)	(4.7)
	Headline (loss)/earnings	(2.4)	5.5	3.0

[1]	Refer note 40 for further details.

AFR-167

The Gold Fields Annual Financial Report including Governance Report 2017	166

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

continued

for the year ended 31 December

		United States Dollar

Figures in millions unless otherwise stated		2017	2016 Restated[1]	2015 Restated	[1]
10.	EARNINGS PER SHARE (continued)
10.7	Diluted headline earnings/(loss) per share from continuing operations – cents	26	24	(5)
	Diluted headline earnings/(loss) per share is calculated on the basis of headline earnings attributable to owners of the parent continuing operations of US$212.3 million (2016: earnings of US$198.3 million and 2015: loss of US$36.4 million) and 826,920,421 (2016: 810,082,191 and 2015: 774,763,151) shares being the diluted number of ordinary shares in issue during the year.
10.8	Diluted headline (loss)/earnings per share from discontinued operations – cents	–	1	–
	Diluted headline (loss)/earnings per share is calculated on the basis of headline loss attributable to owners of the parent discontinued operations of US$2.4 million (2016: earnings of US$5.5 million and 2015: earnings of US$3.0 million) and 826,920,421 (2016: 810,082,191 and 2015: 774,763,151) shares being the diluted number of ordinary shares in issue during the year.
11.	DIVIDENDS
	2016 final dividend of 60 SA cents per share (2015: 21 SA cents and 2014: 20 SA cents) declared on 16 February 2017.	37.5	10.6	12.8
	2017 interim dividend of 40 SA cents was declared during 2017 (2016: 50 SA cents and 2015: 4 SA cents).	25.3	28.6	2.3

A final dividend in respect of the financial year ended 31 December 2017 of 50 SA cents per share was approved by the Board of Directors on 13 February 2018. This dividend payable is not reflected in these financial statements.

	Dividends are subject to dividend withholding tax.
	Total dividends	62.8	39.2	15.1
	Dividends per share – cents	8	5	2

[1]	Refer note 40 for further details.

AFR-168

167	The Gold Fields Annual Financial Report including Governance Report 2017

12.1	DISCONTINUED OPERATIONS

Gold Fields disposed of its Darlot mine to ASX-listed Red 5 Limited (“Red 5”) for a total consideration of A$18.5 million, comprising A$12.0 million in cash and 130 million Red 5 shares. The cash component was made up of an upfront amount of A$7.0 million and A$5.0 million deferred for up to 24 months. The deferred consideration could be taken as additional shares in Red 5 or as cash at Gold Fields’ election.

Red 5 undertook a rights issue to assist with the funding of the cash component and for general working capital purposes. Gold Fields used the A$7.0 million to underwrite the rights issue. Gold Fields received a total number of 116,875,821 Red 5 shares under the underwriting agreement for a consideration of A$5.8 million.

All conditions precedent in terms of the sales agreement were met on 2 October 2017 and as a result Gold Fields accounted for a profit on the sale of Darlot of A$30.8 million (US$23.5 million). Post the completion of the sale, Gold Fields had a 19.9% shareholding in Red 5. Gold Fields does not have significant influence over Red 5 as the shareholding is below 20% and there are no qualitative factors indicating that significant influence exists.

The financial results of Darlot have been presented as a discontinued operation in the consolidated financial statements and comparative income statements and statements of cash flows have been restated as if Darlot had been discontinued from the start of the comparative period.

	United States Dollar

Figures in millions unless otherwise stated	2017	2016	2015
Below is a summary of the results of the discontinued operation for the year ended 31 December:
Revenue	49.0	83.1	91.3
Cost of sales	(50.7)	(72.1)	(85.0)
Cost of sales before gold inventory change and amortisation and depreciation	(46.3)	(57.3)	(59.8)
Gold inventory change	(0.9)	(0.4)	0.6
Amortisation and depreciation	(3.5)	(14.4)	(25.8)
Other costs, net	(1.9)	(7.2)	(16.0)
(Loss)/profit before royalties and taxation	(3.6)	3.8	(9.7)
Royalties	(1.1)	(2.0)	(2.1)
(Loss)/profit before taxation	(4.7)	1.8	(11.8)
Mining and income taxation	1.4	(0.6)	3.6
(Loss)/profit for the year from operating activities	(3.3)	1.2	(8.2)
Gain on sale of discontinued operation	23.5	–	–
Income tax on gain on sale of discontinued operation	(7.1)	–	–
Profit/(loss) from discontinued operation, net of tax	13.1	1.2	(8.2)

AFR-169

The Gold Fields Annual Financial Report including Governance Report 2017	168

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

continued

for the year ended 31 December

		2017
Figures in millions unless otherwise stated		US$	A$
12.1	DISCONTINUED OPERATIONS (continued)
	Below is a summary of assets and liabilities of the discontinued operation at 2 October 2017:
	Property, plant and equipment	3.3	4.3
	Inventories	7.2	9.4
	Trade and other receivables	0.1	0.1
	Trade and other payables	(8.7)	(11.3)
	Environmental rehabilitation costs provision	(12.9)	(16.9)
	Net liabilities	(11.0)	(14.4)
	Total consideration received less costs to sell[1]	12.5	16.4
	Gain on sale of discontinued operations	23.5	30.8
[1]

Due to the discounting of the deferred consideration and the transaction costs incurred, the total consideration of A$16.4 million used in the determination of the gain on sale of discontinued operations is less than the A$18.5 million per the agreement.

12.2	ASSETS HELD FOR SALE

	United States Dollar
	2017	2016
Damang mining fleet and related spares[1]	–	26.4
APP[2]	40.0	–
Total assets held for sale	40.0	26.4
[1]

Following the Damang re-investment plan, a decision was taken during 2016 to sell certain mining fleet assets and related spares. As a result, the assets were classified as held for sale at 31 December 2016 and valued at the lower of FVLCOD or carrying value which resulted in an impairment of US$7.6 million. The sale of the assets concluded during 2017.

Mining fleet and related spares with carrying values of US$18.6 million and US$7.8 million, respectively, were reclassified to assets held for sale. Refer note 13 and 19 for further details.

[2]

At 31 December 2016, APP no longer met the definition of an asset held for sale and was reclassified to property, plant and equipment at a recoverable amount of US$1.0 million. During 2017, active marketing activities continued and as a result, a sale agreement was concluded comprising a purchase offer of US$40.0 million cash and a 2% net smelter refiner royalty on all metals. As a result, the impairment previously recorded, was reversed up to the value of the selling price and APP was reclassified as an asset held for sale at 31 December 2017. Refer note 6 for further details.

APP is included as part of corporate and other in the segment note. Refer note 41 for further details.

AFR-170

169	The Gold Fields Annual Financial Report including Governance Report 2017

				United States Dollar
31 December 2016					31 December 2017
Land, mineral rights and rehabilitation assets	Mine development, infrastructure and other assets [1]	Total		Figures in millions unless otherwise stated	Total	Mine development, infrastructure and other assets [1]	Land, mineral rights and rehabilitation assets

			13.	PROPERTY, PLANT AND EQUIPMENT
				Cost
735.6	7,913.2	8,648.8		Balance at beginning of the year	9,566.2	8,929.4	636.8
(384.3)	384.3	–		Impact of correction of error[2]	–	–	–
351.3	8,297.5	8,648.8		Restated balance at beginning of the year[3]	9,566.2	8,929.4	636.8
(10.6)	11.6	1.0		Reclassifications	(20.5)	1.8	(22.3)
1.3	627.2	628.5		Additions for continuing operations	833.6	833.3	0.3
–	21.4	21.4		Additions for discontinued operations	6.8	6.8	–
275.9	–	275.9		Gruyere Gold Project asset acquisition[4]	–	–	–
–	43.2	43.2		Reclassification (to)/from assets held for sale (refer note 12)	(43.2)	(43.2)	–
–	(79.1)	(79.1)		Reclassification to assets held for sale (refer note 12)	–	–	–
–	15.1	15.1		Borrowing costs capitalised[5]	22.9	22.9	–
(3.1)	(157.3)	(160.4)		Disposals	(215.1)	(202.5)	(12.6)
–	–	–		Disposal of subsidiary (refer note 12)	(79.1)	(77.7)	(1.4)
14.9	–	14.9		Changes in estimates of rehabilitation assets	8.3	–	8.3
–	3.0	3.0		Other	–	–	–
7.1	146.8	153.9		Translation adjustment	480.8	415.6	65.2
636.8	8,929.4	9,566.2		Balance at end of the year	10,560.7	9,886.4	674.3
				Accumulated depreciation and impairment
301.3	4,035.1	4,336.4		Balance at beginning of the year	5,041.6	5,014.8	26.8
(281.9)	298.7	16.8		Impact of correction of error[2]	–	–	–
19.4	4,333.8	4,353.2		Restated balance at beginning of the year[3]	5,041.6	5,014.8	26.8
–	1.0	1.0		Reclassifications	(20.5)	(20.5)	–
8.0	663.4	671.4		Charge for the year continuing operations	748.1	732.4	15.7
–	14.4	14.4		Charge for the year discontinued operations	3.5	3.3	0.2
3.3	73.1	76.4		Impairment and reversal of impairment, net[6]	(81.3)	(78.4)	(2.9)
–	41.4	41.4		Write-off of exploration and evaluation assets – continuing operations[7]	51.5	51.5	–
–	6.1	6.1		Write-off of exploration and evaluation assets – discontinued operations[7]	1.5	1.5	–
–	42.2	42.2		Reclassification (to)/from assets held for sale (refer note 12)	(3.2)	(3.2)	–
–	(60.5)	(60.5)		Reclassification to assets held for sale (refer note 12)	–	–	–
(3.1)	(155.0)	(158.1)		Disposals	(213.1)	(200.9)	(12.2)
				Disposal of subsidiary (refer note 12)	(75.8)	(74.5)	(1.3)
(0.8)	54.9	54.1		Translation adjustment	215.5	207.1	8.4
26.8	5,014.8	5,041.6		Balance at end of the year	5,667.8	5,633.1	34.7
610.0	3,914.6	4,524.6		Carrying value at end of the year[8]	4,892.9	4,253.3	639.6

[1]	Included in the cost of mine development, infrastructure and other assets are exploration and evaluation assets amounting to US$10.8 million (2016: US$9.1 million).

[2]

Based on conversion of resources to reserves a portion of the cost of the mineral rights asset at the Australian operations is allocated from the non-depreciable component of the mineral rights asset to a depreciable component, at this point the mineral rights asset is reclassified from land, mineral rights and rehabilitation assets to mine development, infrastructure and other assets on a mine-by-mine basis. This reclassification relates to the transfer from the non-depreciable to the depreciable component for all periods from acquisition of the mineral rights to the year ended 31 December 2015 given the correction in methodology of the mineral rights asset. On an annual basis transfers are reflected as reclassifications.

[3]	Refer note 40 for further details.

[4]

The additions of US$275.9 million (A$372.4 million) are made up of US$197.1 million (A$266.0 million) cash additions and US$78.8 million (A$106.4 million) non-cash additions. Refer note 15.2 for further details.

[5]

Borrowing costs of US$22.9 million (2016: US$15.1 million) arising on Group general borrowings were capitalised during the period and comprised US$19.4 million (US$15.1 million) borrowing costs related to the qualifying projects at South Deep, US$2.1 million (2016: US$nil) borrowing costs related to the Damang reinvestment project and US$1.4 million (2016: US$nil) borrowing costs related to the Gruyere project. An average interest capitalisation rate of 5.3% (2016: 4.7%) was applied.

[6]

The impairment reversal of US$81.3 million (2016: charge of US$76.4 million) is made up of US$11.1 million (2016: US$76.4 million) impairment of property, plant and equipment, offset by the reversal of APP impairment amounting to US$39.0 million (refer note 6 for details) and the reversal of the Cerro Corona cash-generating unit impairment of US$53.4 million (refer note 6 for further details).

[7]

The write-off of exploration and evaluation assets is due to specific exploration programmes not yielding results to warrant further exploration at the Group’s Australian operations and the US$51.5 million (2016: US$41.4 million) for continuing operations is included in the US$109.8 million (2016: US$86.1 million) “Exploration expense” in the consolidated income statement.

[8]

Fleet assets and carbon-in-leach (“CIL”) plant in Ghana amounting to US$183.6 million (2016: US$95.5 million) have been pledged as security for the US$100 million senior secured revolving credit facility (refer note 24).

AFR-171

The Gold Fields Annual Financial Report including Governance Report 2017	170

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

continued

for the year ended 31 December

		United States Dollar
Figures in millions unless otherwise stated		2017	2016

14.	GOODWILL
	Balance at beginning of the year	317.8	295.3
	Impairment	(277.8)	–
	Translation adjustment	36.6	22.5
	Balance at end of the year	76.6	317.8

The goodwill arose on the acquisition of South Deep and was attributable to the upside potential of the asset, synergies, deferred tax and the gold multiple.

The total goodwill is allocated to South Deep, the cash-generating unit (“CGU”), where it is tested for impairment. At 31 December 2017, the Group recognised an impairment of R3,495.0 million (US$277.8 million) at South Deep. Refer note 6 for further details.

In line with the accounting policy, the recoverable amount was determined with reference to “fair value less costs of disposal” (“FVLCOD”). Management’s estimates and assumptions used in the 31 December 2017 FVLCOD calculation include:

●	Long-term gold price of R525,000 per kilogram (US$1,300 per ounce) for the life-of-mine of 78 years (2016: R600,000 per kilogram (US$1,300 per ounce) for the life-of-mine of 79 years);
●	A nominal discount rate of 13.5% (2016: 13.5%);
●	Fair value of US$17 per resource ounce (2016: US$60.0 per resource ounce), used for resource with infrastructure to calculate the expected cash flows associated with value beyond proved and probable reserves;
●	Resource ounce of 29.0 million (2016: 26.0 million) ounces; and
●	The annual life-of-mine plan takes into account the following:

– proved and probable ore reserves of South Deep;

– cash flows are based on the life-of-mine plan which exceeds a period of five years; and

– capital expenditure estimates over the life-of-mine plan.

Following the impairment loss recognised, the recoverable amount was equal to the carrying value of the South Deep CGU. Therefore, any adverse movement in a key assumption would lead to a further impairment.

Refer accounting policies on pages 138 to 139 for further discussion on the significant judgements and estimates associated with assessing the carrying value of property, plant and equipment and goodwill.

AFR-172

171	The Gold Fields Annual Financial Report including Governance Report 2017

		United States Dollar
Figures in millions unless otherwise stated		2017	2016	2015

15.1	EQUITY-ACCOUNTED INVESTEES
	Investment in joint venture
(a)	Far Southeast Gold Resources Incorporated (“FSE”)	128.6	128.6
	Investments in associates
(b)	Maverix Metals Incorporated (“Maverix”)	42.7	42.1
(c)	Other	–	–
	Total equity-accounted investees	171.3	170.7

	Share of results of equity-accounted investees, net of taxation recognised in the consolidated income statement are made up as follows:
(a)	Far Southeast Gold Resources Incorporated	(1.6)	(2.3)	(3.3)
(b)	Maverix Metals Incorporated	0.3	–	–
(c)	Other	–	–	(2.4)
		(1.3)	(2.3)	(5.7)

(a)	Far Southeast Gold Resources Incorporated (“FSE”)
	Gold Fields’ interest in FSE, an unlisted entity, was 40% (2016: 40%) at 31 December 2017.

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

	FSE has a 31 December year-end and has been equity accounted since 1 April 2012. FSE’s equity accounting is based on results to 31 December 2017.

	Investment in joint venture consists of:
	Unlisted shares at cost	230.0	230.0
	Equity contribution	79.3	77.7
	Cumulative impairment[1]	(101.4)	(101.4)
	Share of accumulated losses brought forward	(77.7)	(75.4)
	Share of loss after taxation[2]	(1.6)	(2.3)
	Total investment in joint venture[3]	128.6	128.6

[1]	Refer note 6 for details of impairment.

[2]

Gold Fields’ share of loss after taxation represents exploration and other costs, including work completed on a scoping study, which is fully funded by Gold Fields as part of their equity contribution.

[3]

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

AFR-173

The Gold Fields Annual Financial Report including Governance Report 2017	172

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

continued

for the year ended 31 December

		United States Dollar
Figures in millions unless otherwise stated		2017	2016	2015

15.1	EQUITY ACCOUNTED INVESTEES (continued)
(b)	Maverix Metals Incorporated (“Maverix”)
	Gold Fields’ interest in Maverix, listed on the Toronto Stock Exchange, was 28% (2016: 32%) at 31 December 2017.

	On 23 December 2016, Gold Fields sold a portfolio of 11 producing and non-producing royalties to Maverix in exchange for 42.85 million common shares and 10.0 million common share purchase warrants of Maverix, realising a profit on disposal of US$48.0 million. The warrants are classified as derivative instruments and are included in investments (refer note 17).

	Maverix has a 31 December year-end and has been equity-accounted since 23 December 2016. Equity accounting for Maverix is based on the latest available published results to 30 September 2017.

	Investment in associate consists of:
	Listed shares at cost	42.1	42.1
	Transaction costs capitalised	0.3	–
	Share of profit after taxation	0.3	–
	Investment in associate – Maverix	42.7	42.1

	The fair value of the investment in Maverix at 31 December 2017 is US$57.2 million (2016: US$42.1 million).

(c)	Other
	Bezant Resources PLC (“Bezant”)[1]	–	–
	Rusoro Mining Limited (“Rusoro”)[2]	–	–
	Investment in associates – Other	–	–
	Total investments in associates	42.7	42.1

[1]

During 2016, the Group’s holding was diluted from 21.6% to 8.8% following the issue of new shares by Bezant. In line with the Group’s accounting policy, this resulted in Bezant no longer being accounted for as an equity-accounted investee and was re-classified to available-for-sale financial investments.

[2]	Represents a holding of 25.7% in Rusoro.

The carrying value of Rusoro was written down to US$nil at 31 December 2010 due to losses incurred by the entity. The fair value, based on the quoted market price of the investment was US$7.7 million and US$23.9 million at 31 December 2017 and 31 December 2016, respectively. The unrecognised share of loss of Rusoro for the year amounted to US$2.0 million (2016: unrecognised shares of profits of US$18.7 million and 2015: unrecognised share of loss of US$3.6 million). The cumulative unrecognised share of losses of Rusoro amounted to US$196.0 million (2016: US$194.0 million).

On 22 August 2016, the Arbitration Tribunal, operating under the Additional Facility Rules of the World Bank’s International Centre for the Settlement of Investment Disputes, awarded Rusoro damages of US$967.8 million plus pre and post-award interest which currently equates to in excess of US$1.2 billion in the arbitration brought by Rusoro against the Bolivarian Republic of Venezuela (“Venezuela”).

Venezuela has not complied with the arbitration award terms, which were issued on 22 August 2016. On 6 December 2017, Rusoro obtained a judgement against Venezuela in the Superior Court of Justice in Ontario, Canada, in excess of US$1.3 billion. The judgement, which was issued on default as a result of Venezuela’s failure to appear before the Ontario court, arose out of Rusoro’s ongoing dispute with Venezuela over the South American nation’s seizure of its gold mining properties in the country. The Canadian judgement, which confirmed an arbitration award issued in Rusoro’s favour in the same amount, was issued on 25 April 2017. Venezuela did not appeal or seek to vacate the judgement, and its time to do so expired.

Rusoro further filed a suit in the Supreme Court of the State of New York, seeking recognition of the Canadian judgement. Rusoro brought the New York lawsuit in addition to an action it filed in the US District Court for the District of Columbia, which seeks recognition of and the entry of judgement on the original arbitration award. A favourable ruling from either the New York or DC court will entitle Rusoro to use all legal procedures – including broad discovery from both Venezuela and third parties – that US law provides judgement creditors. Any judgement issued in New York will also accrue interest at 9% per annum until the judgement is fully paid.

Management has not recognised this amount due to the uncertainty over its recoverability.

AFR-174

173	The Gold Fields Annual Financial Report including Governance Report 2017

15.2	INTEREST IN JOINT OPERATION

On 13 December 2016, Gold Fields purchased 50% of the Gruyere Gold Project and entered into a 50:50 unincorporated joint operation with Gold Road Resources Limited (“Gold Road”) for the development and operation of the Gruyere Gold Project in Western Australia, which comprises the Gruyere gold deposit as well as additional resources including Central Bore and Attila/Alaric.

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

Below is a summary of Gold Fields’ share of the joint operation and includes inter-company transactions and balances:

	2017		2016

Figures in millions unless otherwise stated	US$	A$	US$		A$

Statement of financial position
Non-current assets
Property, plant and equipment	374.9	485.7	268.6	[1]	372.4	[1]
Current assets	7.2	9.3	3.9		5.4
Cash and cash equivalents	5.3	6.8	–		–
Prepayments	1.9	2.5	3.9		5.4

Total assets	382.1	495.0	272.5		377.8
Total equity
Retained earnings	(2.3)	(2.9)	–		–
Non-current liabilities	11.8	15.2	0.1		0.2
Deferred taxation	4.2	5.4	0.1		0.2
Long-term incentive plan	7.6	9.8	–		–
Current liabilities	372.6	482.7	272.4		377.6
Related entity loans payable	347.3	449.9	191.7		265.8
Trade and other payables	14.1	18.3	–		–
Deferred consideration	11.2	14.5	67.7		93.8
Stamp duty payable	–	–	13.0		18.0

Total equity and liabilities	382.1	495.0	272.5		377.8

[1]

The Gruyere Gold Project assets of A$372.4 million were capitalised at the exchange rate on the effective date of the transaction resulting in additions to property, plant and equipment of US$275.9 million (at 2016 closing exchange rate, the A$372.4 million assets amounted to US$268.6 million). The additions of US$275.9 million (A$372.4 million) are made up of US$197.1 million (A$266.0 million) cash additions and US$78.8 million (A$106.4 million) non-cash additions. Refer note 13.

AFR-175

The Gold Fields Annual Financial Report including Governance Report 2017	174

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

continued

for the year ended 31 December

		United States Dollar

Figures in millions unless otherwise stated		2017	2016

16.	FINANCIAL INSTRUMENTS
	Financial instruments are split per categories below and the accounting policies for financial instruments have been applied to these line items:

(a)	Financial assets
	Loans and receivables
	– Environmental trust funds	55.5	44.5
	– Trade and other receivables	45.3	57.9
	– Cash and cash equivalents	479.0	526.7

	Fair value through profit or loss
	– Trade receivables from provisional copper and gold concentrate sales	21.2	10.6

	Available for sale
	– Investments	99.1	13.8

	Derivative instruments
	– Warrants	5.5	5.9
	– Gold and oil derivative contracts	25.0	–

(b)	Financial liabilities
	Other financial liabilities
	– Borrowings	1,781.5	1,692.9
	– Trade and other payables	451.0	459.3
	– South Deep dividend	6.4	6.4
	Derivative instruments
	– Copper derivative contracts	3.3	–

17.	INVESTMENTS
	Listed
	Cost	143.0	62.9
	Less: Accumulated impairments	(45.5)	(45.0)
	Net unrealised loss on revaluation	(8.1)	(7.4)
	Translation adjustment	9.6	–
	Carrying value	99.0	10.5
	Market value	99.0	10.5
	Unlisted
	Carrying value at cost	0.1	3.3
	Derivative instruments
	Warrants[2]	5.5	5.9
	Total investments[1]	104.6	19.7
	[1] All listed investments are classified as available for sale. Refer note 42 for details of major investments.
	[2] Consists of 10.0 million common share purchase warrants of Maverix. Refer note 15.1 for further details.

AFR-176

175	The Gold Fields Annual Financial Report including Governance Report 2017

		United States Dollar

Figures in millions unless otherwise stated		2017	2016

18.	ENVIRONMENTAL TRUST FUNDS
	Balance at beginning of the year	44.5	35.0
	Contributions from continuing operations	8.6	7.5
	Interest earned	0.5	1.0
	Translation adjustment	1.9	1.0
	Balance at end of the year	55.5	44.5

The trust funds consist of term deposits amounting to US$15.9 million (2016: US$11.3 million) in South Africa, as well as secured cash deposits amounting to US$39.6 million (2016: US$33.2 million) in Ghana.

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

19.	INVENTORIES
	Gold-in-process and stockpiles	305.4	234.3
	Consumable stores[1]	220.9	227.9
	Total inventories[2]	526.3	462.2
	Heap leach and stockpiles inventories included in non-current assets[3]	(132.8)	(132.8)
	Total current inventories[4]	393.5	329.4

20.	TRADE AND OTHER RECEIVABLES
	Trade receivables – gold sales and copper concentrate	46.6	58.2
	Trade receivables – other	15.6	4.5
	Gold and oil derivative contracts[5]	25.0	–
	Deposits	0.1	0.3
	Payroll receivables	11.6	10.7
	Prepayments	51.5	50.1
	Value added tax and import duties	45.9	39.6
	Diesel rebate	1.4	1.3
	Other	4.2	5.5
	Total trade and other receivables	201.9	170.2

21.	CASH AND CASH EQUIVALENTS
	Cash at bank and on hand	479.0	526.7
	Total cash and cash equivalents	479.0	526.7

[1]	Consumable stores with a fair value of US$7.8 million were reclassified to assets held for sale at 31 December 2016 and sold during 2017. Refer note 12.2 for further details.

[2]	Refer note 6 for details on the net realisable value write-downs of inventories.

[3]	Heap leach and stockpiles inventories will only be processed at the end of life-of-mine.

[4]	The cost of consumable stores consumed during the year and included in cost of sales amounted to US$346.7 million (2016: US$346.3 million and 2015: US$380.7 million).

[5]

Comprises US$5.1 million (2016: US$nil) relating to Australian oil derivative contracts, US$9.0 million (2016: US$nil) relating to Ghanaian oil derivative contracts and US$10.9 million (2016: US$nil) relating to gold derivative contracts at South Deep. Refer note 37 for further details.

AFR-177

The Gold Fields Annual Financial Report including Governance Report 2017	176

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

continued

for the year ended 31 December

22.	SHARE CAPITAL

  Authorised and issued

As approved by shareholders at the Annual General Meeting (“AGM”) on 24 May 2017, the 1,000,000,000 authorised shares of the Company at the time having a par value of 50 cents each were converted into 1,000,000,000 ordinary no par value shares. Furthermore, subsequent to the conversion to no par value shares, in terms of s36(2)(a) of the South African Companies Act, the 1,000,000,000 ordinary no par value shares were increased to 2,000,000,000 ordinary no par value shares.

The issued share capital of the Company at 31 December 2017 is 820,614,217 (2016: 820,606,945) ordinary no par value shares.

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

In terms of the general authority granted by shareholders at the AGM on 24 May 2017, the authorised but unissued ordinary share capital of the Company representing not more than 5% of the issued share capital of the Company from time to time at that date, after setting aside so many ordinary shares as may be required to be allotted and issued pursuant to the share incentive schemes, was placed under the control of the directors. This authority expires at the next Annual General Meeting where shareholders will be asked to place under the control of the directors the authorised but unissued ordinary share capital of the Company representing not more than 5% of the issued share capital of the Company from time to time.

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

Repurchase of shares

The Company has not exercised the general authority granted to buy back shares from its issued ordinary share capital granted at the AGM held on 24 May 2017. Currently, the number of ordinary shares that may be bought back in any one financial year may not exceed 20% of the issued ordinary share capital as of 24 May 2017. At the next AGM, shareholders will be asked to renew the general authority for the acquisition by the Company, or a subsidiary of the Company, of its own shares.

Beneficial shareholders

The following beneficial shareholders hold 5% or more of the Company’s listed ordinary shares:

Beneficial shareholder	Number of shares	% of issued ordinary shares

Government Employees Pension Fund	63,107,220	7.68
Market Vectors Junior Gold Mines ETF	48,899,163	5.95

AFR-178

177	The Gold Fields Annual Financial Report including Governance Report 2017

		United States Dollar

Figures in millions unless otherwise stated		2017	2016 Restated[1]

23.	DEFERRED TAXATION
	The detailed components of the net deferred taxation liability which results from the differences between the carrying amounts of assets and liabilities recognised for financial reporting and taxation purposes in different accounting periods are:
	Liabilities
	– Mining assets	1,014.1	966.3
	– Investment in environmental trust funds	3.4	2.8
	– Inventories	12.1	13.7
	– Unremitted earnings	9.1	–
	– Other	12.6	3.5
	Liabilities	1,051.3	986.3
	Assets
	– Provisions	(108.4)	(100.8)
	– Tax losses	(69.1)	(54.7)
	– Unredeemed capital expenditure	(491.9)	(420.9)
	Assets	(669.4)	(576.4)
	Net deferred taxation liabilities	381.9	409.9
	Included in the statement of financial position as follows:
	Deferred taxation assets	(72.0)	(48.7)
	Deferred taxation liabilities	453.9	458.6
	Net deferred taxation liabilities	381.9	409.9
	Balance at beginning of the year	409.9	428.1
	Recognised in profit or loss – continuing operations	(31.5)	(14.7)
	Recognised in profit or loss – discontinued operations	3.4	0.1
	Translation adjustment	0.1	(3.6)
	Balance at end of the year	381.9	409.9

[1]	Refer note 40 for further details.

AFR-179

The Gold Fields Annual Financial Report including Governance Report 2017	178

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

continued

for the year ended 31 December

24.	BORROWINGS

The terms and conditions of outstanding loans are as follows:

			United States Dollar

Figures in millions unless otherwise stated	Notes		2017	2016	Borrower	Nominal interest rate	Commitment fee	Maturity date

US$1 billion notes issue (the notes)[1]	(a	)	847.9	846.4	Orogen	4.875%	–	7 October 2020
US$150 million revolving senior secured credit facility – old[2]	(b	)	–	82.0	La Cima	LIBOR plus 1.63%	0.65%	19 December 2017
US$150 million revolving senior secured credit facility – new[2]	(c	)	83.5	–	La Cima	LIBOR plus 1.20%	0.50%	19 September 2020
US$70 million revolving senior secured credit facility[3]	(d	)	–	45.0	Ghana	LIBOR plus 2.40%	1.00%	6 May 2017
US$100 million revolving senior secured credit facility[3]	(e	)	45.0	–	Ghana	LIBOR plus 2.95%	1.20%	21 June 2020
A$500 million syndicated revolving credit facility[4]	(f	)	231.5	–	Gruyere	BBSY plus 2.35%	0.94%	24 May 2020
US$1,510 million term loan and revolving credit facilities[5]	(g	)	–	–
– Facility A (US$75 million)			–	–	Orogen	LIBOR plus 2.45%	–	28 November 2015
– Facility A (US$45 million)			–	–	Orogen	LIBOR plus 2.45%	–	–
– Facility B (US$720 million)			–	–	Orogen	LIBOR plus 2.25%	0.90%	–
– Facility C (US$670 million)			–	–	Orogen	LIBOR plus 2.00%	0.80%	–
US$1,290 million term loan and revolving credit facilities[6]	(h	)	380.0	658.5
– Facility A (US$380 million)			380.0	380.0	Orogen	LIBOR plus 2.50%	–	6 June 2019
– Facility B (US$360 million)			–	278.5	Orogen	LIBOR plus 2.20%	0.77%	6 June 2020
– Facility C (US$550 million)			–	–	Orogen	LIBOR plus 2.45%	0.86%	6 June 2021
R1,500 million Nedbank revolving credit facility[7]	(i	)	79.5	–	GFIJVH/GFO	JIBAR plus 2.50%	0.85%	7 March 2018
Short-term Rand uncommitted credit facilities[8]	(j	)	114.1	61.0	–	–	–	–
Total borrowings			1,781.5	1,692.9
Current borrowings			(193.6)	(188.0)
Non-current borrowings			1,587.9	1,504.9

[1]	The balance is net of unamortised transaction costs amounting to US$4.5 million (2016: US$6.0 million) which will unwind over the remaining period of the notes as an interest expense.

The payment of all amounts due in respect of the Notes is unconditionally and irrevocably guaranteed by Gold Fields Limited (“Gold Fields”), Sibanye-Stillwater (up to 24 April 2015), Gold Fields Operations Limited (“GFO”) and Gold Fields Holdings Company (BVI) Limited (“GF Holdings”) (collectively “the Guarantors”), on a joint and several basis.

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

[2]

Borrowings under the revolving senior secured credit facility are secured by first-ranking assignments of all rights, title and interest in all of La Cima’s concentrate sale agreements. In addition, the offshore and onshore collection accounts of La Cima are subject to an account control agreement and a first-ranking charge in favour of the lenders. This facility is non-recourse to the rest of the Group. The old revolving senior secured credit facility matured in 2017 and was refinanced through the new revolving credit facility on 22 September 2017.

[3]

Borrowings under the facility are guaranteed by Gold Fields Ghana Limited and Abosso Goldfields Limited. Borrowings under this facility are also secured by the registration of security over certain fleet vehicles owned by GF Ghana and Abosso (“Secured Assets”). In addition, the lenders are noted as first loss payees under the insurance contracts in respect of the Secured Assets and are assigned the rights under the maintenance contracts between certain suppliers of the Secured Assets. This facility is non-recourse to the rest of the Group. The US$70 million revolving senior secured credit facility matured in 2017 and was refinanced through the US$100 million revolving senior secured credit facility on 21 July 2017.

Fleet assets and CIL plant in Ghana amounting to US$183.6 million (2016: US$95.5 million) have been pledged as security for this facility.

[4]	Borrowings under this facility are guaranteed by Gold Fields, GF Holdings, Orogen, GFO, GFIJVH and Gold Fields Ghana Holdings (BVI) Limited (“GF Ghana”).

[5]	Borrowings under these facilities were guaranteed by Gold Fields, GF Holdings, Orogen, GFO and GFIJVH.

These facilities were cancelled and refinanced through the US$1,290 million term loan and revolving credit facilities on 6 June 2016, resulting in the total amount available to be US$nil at 31 December 2016.

[6]	Borrowings under this facility are guaranteed by Gold Fields, GF Holdings, Orogen, GFO, GFIJVH and Gold Fields Ghana Holdings (BVI) Limited (“GF Ghana”).

[7]	Borrowings under this facility are guaranteed by Gold Fields, GFO, GF Holdings, Orogen and GFIJVH.

[8]

The Group utilised uncommitted loan facilities from some of the major banks to fund the capital expenditure and working capital requirements of the South African operation. These facilities have no fixed terms, are short-term in nature and interest rates are market related. Borrowings under these facilities are guaranteed by Gold Fields.

AFR-180

179	The Gold Fields Annual Financial Report including Governance Report 2017

		United States Dollar

Figures in millions unless otherwise stated		2017	2016

24.	BORROWINGS (continued)
(a)	US$1 billion notes issue
	Balance at beginning of the year	846.4	992.6
	Buy-back of US$200 million notes	–	(129.9)
	Profit on buy-back of notes	–	(17.7)
	Unwinding of transaction costs	1.5	1.4
	Balance at end of the year	847.9	846.4
(b)	US$150 million revolving senior secured credit facility – old
	Balance at beginning of the year	82.0	42.0
	Loans advanced	–	40.0
	Repayments	(82.0)	–
	Balance at end of the year	–	82.0
(c)	US$150 million revolving senior secured credit facility – new
	Balance at beginning of the year	–	–
	Loans advanced	83.5	–
	Balance at end of the year	83.5	–
(d)	US$70 million revolving senior secured credit facility
	Balance at beginning of the year	45.0	45.0
	Repayments	(45.0)	–
	Balance at end of the year	–	45.0
(e)	US$100 million revolving senior secured credit facility
	Balance at beginning of the year	–	–
	Loans advanced	45.0	–
	Balance at end of the year	45.0	–
(f)	A$500 million syndicated revolving credit facility
	Balance at beginning of the year	–	–
	Loans advanced	236.6	–
	Translation adjustment	(5.1)	–
	Balance at end of the year	231.5	–
(g)	US$1,510 million term loan and revolving credit facilities
	Balance at beginning of the year	–	724.0
	Loans advanced	–	174.0
	Repayments	–	(898.0)
	Balance at end of the year	–	–
(h)	US$1,290 million term loan and revolving credit facilities
	Balance at beginning of the year	658.5	–
	Loans advanced	73.5	707.5
	Repayments	(352.0)	(49.0)
	Balance at end of the year	380.0	658.5

AFR-181

The Gold Fields Annual Financial Report including Governance Report 2017	180

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

continued

for the year ended 31 December

		United States Dollar

Figures in millions unless otherwise stated		2017	2016

24.	BORROWINGS (continued)
(i)	R1,500 million Nedbank revolving credit facility
	Balance at beginning of the year	–	–
	Loans advanced	78.5	20.8
	Repayments	–	(21.3)
	Translation adjustment	1.0	0.5
	Balance at end of the year	79.5	–
(j)	Short-term Rand uncommitted credit facilities
	Balance at beginning of the year	61.0	16.7
	Loans advanced	262.6	356.4
	Repayments	(216.5)	(315.0)
	Translation adjustment	7.0	2.9
	Balance at end of the year	114.1	61.0
	Total borrowings	1,781.5	1,692.9

	The exposure of the Group’s borrowings to interest rate changes and the contractual repricing dates at the reporting dates are as follows:

	Variable rate with exposure to repricing (six months or less)	933.6	846.5
	Fixed rate with no exposure to repricing (US$1 billion notes issue)	847.9	846.4
		1,781.5	1,692.9

	The carrying amounts of the Group’s borrowings are denominated in the following currencies:
	US Dollar	1,356.4	1,631.9
	Australian Dollar	231.5	–
	Rand	193.6	61.0
		1,781.5	1,692.9

	The Group has the following undrawn borrowing facilities:
	Committed	1,452.7	979.0
	Uncommitted	17.1	56.6
		1,469.8	1,035.6

	All of the above undrawn committed facilities have floating rates. The uncommitted facilities have no expiry dates and are open ended. Undrawn committed facilities have the following expiry dates:
	– within one year	39.7	93.0
	– later than one year and not later than two years	–	106.9
	– later than two years and not later than three years	863.0	81.5
	– later than three years and not later than five years	550.0	697.6
		1,452.7	979.0

AFR-182

181	The Gold Fields Annual Financial Report including Governance Report 2017

		United States Dollar

Figures in millions unless otherwise stated		2017	2016

25.	PROVISIONS
25.1	Environmental rehabilitation costs	281.5	283.1
25.2	South Deep dividend	6.4	6.4
25.3	Silicosis settlement costs	31.9	–
25.4	Other	1.5	2.2
	Total provisions	321.3	291.7
25.1	Environmental rehabilitation costs
	Balance at beginning of the year	283.1	275.4
	Changes in estimates – continuing operations[1]	(5.4)	4.9
	Changes in estimates – discontinued operations[1]	–	0.1
	Interest expense – continuing operations	12.1	10.7
	Interest expense – discontinued operations	0.2	0.2
	Payments	(8.1)	(7.4)
	Disposal of subsidiary	(12.9)	–
	Translation adjustment	12.5	(0.8)
	Balance at end of the year[2]	281.5	283.1

	The provision is calculated using the following gross closure cost estimates:
	South Africa	41.8	37.1
	Ghana	98.1	105.3
	Australia	179.2	181.8
	Peru	61.9	56.6
	Total gross closure cost estimates	381.0	380.8

	The provision is calculated using the following assumptions:	Inflation rate	Discount rate

	2017
	South Africa	5.5%	9.8%
	Ghana	2.2%	9.2% – 9.3%
	Australia	2.5%	2.6% – 2.9%
	Peru	2.2%	3.8%
	2016
	South Africa	5.5%	9.7%
	Ghana	2.2%	9.7% – 9.8%
	Australia	2.5%	1.9% – 3.0%
	Peru	2.2%	3.7%

[1]

Changes in estimates are defined as changes in reserves and corresponding changes in life-of-mine as well as changes in laws and regulations governing environmental matters, closure cost estimates and discount rates.

[2]

South African, Ghanaian, Australian and Peruvian mining companies are required by law to undertake rehabilitation as part of their ongoing operations. These environmental rehabilitation costs are funded as follows:

–	Ghana – reclamation bonds underwritten by banks and restricted cash (refer note 18);
–	South Africa – contributions into environmental trust funds (refer note 18) and guarantees;
–	Australia – mine rehabilitation fund levy; and
–	Peru – bank guarantees.

Refer to note 37 for expected timing of cash outflows in respect of the gross closure cost estimates. Certain current rehabilitation costs are charged to this provision as and when incurred.

AFR-183

The Gold Fields Annual Financial Report including Governance Report 2017	182

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

continued

for the year ended 31 December

		United States Dollar

Figures in millions unless otherwise stated		2017	2016

25.	PROVISIONS (continued)
25.2	South Deep dividend
	Total provision	8.0	7.8
	Current portion included in trade and other payables	(1.6)	(1.4)
	Balance at end of the year	6.4	6.4

	During the six-month period ended 31 December 2010, a wholly owned subsidiary company of Gold Fields, Newshelf 899 Proprietary Limited, was created to acquire 100% of the South Deep net assets from Sibanye Gold. Sibanye Gold was a wholly owned subsidiary of Gold Fields at the time. The new company then issued 10 million Class B ordinary shares representing 10% of South Deep’s net worth to a consortium of BEE partners. Class B ordinary shareholders are entitled to a dividend of R2 per share and can convert the Class B to Class A ordinary shares over a 20-year period from the effective date of the transaction, 6 December 2010. The Class B ordinary shares will convert one-third after 10 years and a third thereafter on each fifth year anniversary.

	This transaction was made up of a preferred BEE dividend (R151.4 million) and an equity component (R673.4 million). The preferred dividend represents a liability of Gold Fields to the Class B ordinary shareholders and was valued at R151.4 million, of which R20.0 million or US$1.5 million was declared on 23 March 2017 (16 March 2016: R20.0 million or US$1.3 million) and R20.0 million or US$1.6 million (2016: R20.0 million or US$1.4 million) is classified as a short-term portion under trade and other payables.

25.3	Silicosis settlement costs[1]
	Provision raised	30.2
	Unwinding of provision recognised as finance expense	0.9
	Translation	0.8	–
	Balance at end of the year	31.9	–

[1]

The principal health risks associated with Gold Fields’ mining operations in South Africa arise from occupational exposure to silica dust, noise, heat and certain hazardous chemicals. The most significant occupational diseases affecting Gold Fields’ workforce include lung diseases (such as silicosis, tuberculosis, a combination of the two and chronic obstructive airways disease (“COAD”) as well as noise-induced hearing loss (“NIHL”)).

A consolidated application was brought against several South African mining companies, including Gold Fields, for certification of a class action on behalf of current or former mineworkers (and their dependants) who have allegedly contracted silicosis and/or tuberculosis while working for one or more of the mining companies listed in the application.

The Occupational Lung Disease Working Group was formed in fiscal 2014 to address issues relating to compensation and medical care for occupational lung disease in the South African gold mining industry.

The Working Group, made up of African Rainbow Minerals, Anglo American SA, AngloGold Ashanti, Gold Fields, Harmony and Sibanye-Stillwater, has had extensive engagements with a wide range of stakeholders since its formation, including government, organised labour, other mining companies and the legal representatives of claimants who have filed legal actions against the companies.

The members of the Working Group are among respondent companies in a number of legal proceedings related to occupational lung disease, including the class action referred to above. The Working Group is, however, of the view that achieving a comprehensive settlement which is fair to both past, present and future employees and sustainable for the sector, is preferable to protracted litigation.

This matter was previously disclosed as a contingent liability as the amount could not be estimated reliably. As a result of the ongoing work of the Working Group and engagements with affected stakeholders since 31 December 2016, it has now become possible for Gold Fields to reliably estimate its share in the estimated cost in relation to the Working Group of a possible settlement of the class action claims and related costs. As a result, Gold Fields has provided an amount of US$31.9 million (R401.6 million) for this obligation in the statement of financial position at 31 December 2017. The nominal amount of this provision is US$40.5 million (R509.0 million)

The assumptions that were made in the determination of the provision include silicosis prevalence rates, estimated settlement per claimant, benefit take-up rates and disease progression rates. A discount rate of 8.24% was used, based on government bonds with similar terms to the anticipated settlements.

The ultimate outcome of these matters remains uncertain, with a possible failure to reach a settlement or to obtain the requisite court approval for a potential settlement. The provision is consequently subject to adjustment in the future, depending on the progress of the Working Group discussions, stakeholder engagements and the ongoing legal proceedings (refer note 34 for further details).

AFR-184

183	The Gold Fields Annual Financial Report including Governance Report 2017

		United States Dollar

Figures in millions unless otherwise stated		2017	2016 Restated [1]	2015 Restated [1]

26.	LONG-TERM INCENTIVE PLAN
	Opening balance	23.6	12.6
	Charge to income statement – continuing operations	5.0	10.5
	Charge to income statement – discontinued operations	0.1	0.5
	Payments	(11.5)	–
	Translation adjustment	0.9	–
	Balance at end of the year	18.1	23.6
	Current portion of long-term incentive plan	(18.1)	–
	Non-current portion of long-term incentive plan	–	23.6

	On 1 March 2014, the Remuneration Committee approved the Gold Fields Limited Long-Term Incentive Plan (“LTIP”). The plan provides for executive directors, certain officers and employees to receive a cash award conditional on the achievement of specified performance conditions relating to total shareholder return and free cash flow margin. The conditions are assessed over the performance cycle which runs over three calendar years. The expected timing of the cash outflows in respect of each grant is at the end of three years after the original award was made. The fair value of the free cash flow portion of the awards are valued based on the actual and expected achievement of the cash flow targets set out in the plan. No allocations were made under the LTIP in 2016 following the introduction of the Gold Fields Limited 2012 share plan as amended (refer note 5 for further details).

27.	TRADE AND OTHER PAYABLES
	Trade payables	190.8	169.3
	Accruals and other payables	238.8	199.6
	Payroll payables	51.7	46.3
	Copper derivative contracts[2]	3.3	–
	Leave pay accrual	42.5	37.7
	Interest payable on loans	10.2	9.7
	Deferred consideration – refer note 15.2	11.2	67.7
	Stamp duty payable – refer note 15.2	–	13.0
	Total trade and other payables	548.5	543.3

28.	CASH GENERATED BY OPERATIONS
	(Loss)/profit from continuing operations	(20.8)	167.9	(239.6)
	Mining and income taxation	173.2	189.5	248.5
	Royalties	62.0	78.4	73.9
	Interest expense	91.2	82.5	87.8
	Interest received	(5.1)	(7.3)	(5.9)
	Amortisation and depreciation	748.1	671.4	591.5
	Interest expense – environmental rehabilitation	12.1	10.7	11.7
	Non-cash rehabilitation income	(13.5)	(9.7)	(14.6)
	Interest received – environmental trust funds	(0.5)	(1.0)	(0.4)
	Impairment, net of reversal of impairment of investments and assets	200.2	76.5	206.9
	Write-off of exploration and evaluation assets	51.5	41.4	29.1
	(Profit)/loss on disposal of assets	(4.0)	(48.0)	0.1
	Profit on disposal of investments	–	(2.3)	(0.1)
	Share-based payments	26.8	14.0	10.7
	Long-term incentive plan expense	5.0	10.5	5.1
	Payment of long-term incentive plan	(11.5)	–	–
	Borrowing costs capitalised	(22.9)	(15.1)	(16.6)
	Share of results of equity-accounted investees, net of taxation	(0.3)	–	2.4
	Other	(5.0)	(14.0)	(7.9)
	Total cash generated by operations	1,286.5	1,245.4	982.6

[1]	Refer note 40 for further details.

[2]	This relates to the Peruvian copper derivative contracts. Refer note 37 for further details.

AFR-185

The Gold Fields Annual Financial Report including Governance Report 2017	184

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

continued

for the year ended 31 December

		United States Dollar

Figures in millions unless otherwise stated		2017	2016 Restated [1]	2015 Restated [1]

29.	CHANGE IN WORKING CAPITAL
	Inventories	(55.1)	(39.2)	47.5
	Trade and other receivables	(2.2)	2.8	36.5
	Trade and other payables	(12.1)	34.1	(40.7)
	Total change in working capital	(69.4)	(2.3)	43.3

30.	ROYALTIES PAID
	Amount owing at beginning of the year – continuing operations	(19.8)	(17.8)	(19.9)
	Royalties – continuing operations	(62.0)	(78.4)	(73.9)
	Amount owing at end of the year – continuing operations	16.3	19.8	17.8
	Translation	(0.5)	–	1.0
	Total royalties paid – continuing operations	(66.0)	(76.4)	(75.0)

31.	TAXATION PAID
	Amount owing at beginning of the year – continuing operations	(107.9)	(59.3)	(37.8)
	SA and foreign current taxation – continuing operations	(204.7)	(204.2)	(141.7)
	Amount owing at end of the year – continuing operations	77.5	107.9	59.3
	Translation	(4.4)	–	3.0
	Total taxation paid – continuing operations	(239.5)	(155.6)	(117.2)

32.	RETIREMENT BENEFITS
	All employees are members of various defined contribution retirement schemes.

	Contributions to the various retirement schemes are fully expensed during the period in which they are incurred. The cost of providing retirement benefits for the year amounted to US$33.7 million (2016: US$30.0 million and 2015: US$32.8 million).

33.	COMMITMENTS
	Capital expenditure
	Contracted for	44.5	46.2
	Operating leases[2]
	– within one year	66.6	42.5
	– later than one and not later than five years	257.9	229.9
	– later than five years	448.0	277.3

	Guarantees
	The Group provides environmental obligation guarantees with respect to its South African, Peruvian and Ghanaian operations. These guarantees amounted to US$112.1 million at 31 December 2017 (2016: US$100.1 million) (refer note 25.1).

[1]	Refer note 40 for further details.

[2]

The operating lease commitments consists mainly of power purchase agreements entered into at Tarkwa, Damang, Granny Smith and Gruyere. Included in these amounts are payments for non-lease elements of the arrangement.

AFR-186

185	The Gold Fields Annual Financial Report including Governance Report 2017

34.	CONTINGENT LIABILITIES

Randgold and Exploration summons

On 21 August 2008, Gold Fields Operations Limited, or GFO, formerly known as Western Areas Limited, a subsidiary of Gold Fields, received a summons from Randgold and Exploration Company Limited, or R&E, and African Strategic Investment (Holdings) Limited. The summons claims that during the period that GFO was under the control of Brett Kebble, Roger Kebble and others, GFO assisted in the unlawful disposal of shares owned by R&E in Randgold Resources Limited, or Resources, and Afrikander Lease Limited, now Uranium One.

The claims have been computed in various ways. The highest claims have been computed on the basis of the highest prices of Resources and Uranium One between the dates of the alleged thefts and May 2017 (approximately R43.7 billion). The alternative claims will be computed based on the value of the shares as at the date of judgement (which is not yet calculable), plus dividend amounts that would have been received and based on the market value of the shares at the time they were allegedly misappropriated, plus dividends that would have been received (cumulatively equating to approximately R26.9 billion).

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

A case manager has been appointed to manage the process to ensure that it progresses and that a trial date is allocated in due course.

GFO’s assessment remains that it has sustainable defences to these claims and, accordingly, GFO’s attorneys were instructed to vigorously defend the claims.

The ultimate outcome of the claims cannot presently be determined and, accordingly, no adjustment for any effects on the Company that may result from these claims, if any, has been made in the consolidated financial statements.

Silicosis

Class action

A consolidated application has been brought against several South African mining companies, including Gold Fields, for certification of a class action on behalf of current or former mineworkers (and their dependants) who have allegedly contracted silicosis and/or tuberculosis while working for one or more of the mining companies listed in the application.

In May 2016, the South African South Gauteng High Court ordered, among other things, the certification of a silicosis class and a tuberculosis class.

The High Court ruling did not represent a ruling on the merits of the cases brought against the mining companies. The Supreme Court of Appeal granted the mining companies leave to appeal against all aspects of the May 2016 judgement. The appeal hearing before the Supreme Court of Appeal was scheduled to be heard in March 2018.

On 10 January 2018, it was announced that attorneys representing all appellants and all respondents involved in the above appeal hearing before the Supreme Court of Appeal have written to the Registrar of the Supreme Court of Appeal asking that the appeal proceedings be postponed until further notice. The Supreme Court of Appeal has granted approval for the postponement. The joint letter written to the Registrar of the Supreme Court of Appeal explained that good faith settlement negotiations between the Occupational Lung Disease Working Group (see below) and claimants’ legal representatives have reached an advanced stage. In view of that, all parties consider it to be in the best interests of judicial economy and the efficient administration of justice that the matter be postponed.

Individual action

In addition to the class action above, an individual silicosis-related action has been instituted against Gold Fields and another mining company. In February 2018, the defendants (including Gold Fields) and the plaintiff entered into a confidential settlement agreement in full and final settlement of this matter.

AFR-187

The Gold Fields Annual Financial Report including Governance Report 2017	186

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

continued

for the year ended 31 December

34.	CONTINGENT LIABILITIES (continued)

Occupational Lung Disease Working Group

The Occupational Lung Disease Working Group was formed in fiscal 2014 to address issues relating to compensation and medical care for occupational lung disease in the South African gold mining industry.

The Working Group, made up of African Rainbow Minerals, Anglo American SA, AngloGold Ashanti, Gold Fields, Harmony and Sibanye-Stillwater, has had extensive engagements with a wide range of stakeholders since its formation, including government, organised labour, other mining companies and the legal representatives of claimants who have filed legal actions against the companies.

The members of the Working Group are among respondent companies in a number of legal proceedings related to occupational lung disease, including the class action referred to above. The Working Group is however of the view that achieving a comprehensive settlement which is both fair to past, present and future employees and sustainable for the sector, is preferable to protracted litigation.

The Working Group will continue with its efforts to find common ground with all stakeholders, including government, labour and the claimants’ legal representatives.

Financial provision

As at 30 June 2017, as a result of the ongoing work of the Working Group and engagements with affected stakeholders since 31 December 2016, Gold Fields provided an amount of US$30.2 million in the statement of financial position for its share of the estimated cost in relation to the Working Group of a possible settlement of the class action claims and related costs. The nominal value of this provision was US$40.5 million.

Gold Fields believes that this remains a reasonable estimate of its share of the estimated cost in relation to the Working Group of a possible settlement of the class action claims and related costs. The provision at 31 December 2017 of US$31.9 million increased due to the effect of unwinding and translation. The nominal value of this provision remains unchanged at US$40.5 million.

The ultimate outcome of these matters remains uncertain, with a possible failure to reach a settlement or to obtain the requisite court approval for a potential settlement. The provision is consequently subject to adjustment in the future, depending on the progress of the Working Group discussions, stakeholder engagements and the ongoing legal proceedings.

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

Gold Fields commissioned additional technical studies during 2015 to identify the steps required to prevent or mitigate the potentially material AD impacts at its Cerro Corona, Damang and South Deep operations, but none of these studies have allowed Gold Fields to generate a reliable estimate of the total potential impact on the Group. Gold Fields’ mine closure cost estimates for 2017 contain costs for the aspects of AD management which the Group has reliably been able to estimate.

Gold Fields continues to investigate technical solutions at its South Deep, Cerro Corona and Damang mines to better inform appropriate short- and long-term mitigation strategies for AD management and to work towards a reasonable cost estimate of these potential issues. Further studies are planned for 2018.

No adjustment for any effects on the Group that may result from AD, if any, has been made in the consolidated financial statements other than through the Group’s normal environmental rehabilitation costs provision (refer note 25.1).

AFR-188

187	The Gold Fields Annual Financial Report including Governance Report 2017

34.	CONTINGENT LIABILITIES (continued)

Native Claim

On 14 October 2016, the High Court denied a request which affirmed that while St. Ives’ rights as tenement holder and the Ngadju people’s native title rights shall coexist, St. Ives’ rights shall prevail should there be any inconsistencies. This decision left no other opportunity for review or appeal and therefore, the matter is now considered closed in respect of Gold Fields.

South Deep tax dispute

The South Deep mine (“South Deep”) is jointly owned and operated by GFIJVH (50%) and GFO (50%).

At 31 December 2017, South Deep’s gross deductible temporary differences amounted to US$1,834.4 million (R23,076.4 million), resulting in a deferred tax asset balance of US$550.4 million (R6,923.0 million) in addition to other taxable temporary differences. This amount is included in the consolidated deferred tax asset of US$72.0 million on Gold Fields’ statement of financial position. South Deep’s gross deductible temporary differences comprises unredeemed capital expenditure balances of US$743.3 million (R9,350.3 million) (tax effect: US$223.0 million (R2,805.1 million)) at GFIJVH and US$716.4 million (R9,011.9 million) (tax effect: US$214.9 million (R2,703.6 million)) at GFO, a capital allowance balance (additional capital allowance) of US$182.2 million (R2,292.0 million) (tax effect: US$54.7 million (R687.6 million)) at GFIJVH and an assessed loss balance of US$192.5 million (R2,422.2 million) (tax effect: US$57.8 million (R726.7 million)) at GFO.

During the September 2014 quarter, the South African Revenue Services (“SARS”) issued a Finalisation of Audit Letter (“the Audit Letter”) stating that SARS has restated GFIJVH’s Additional Capital Allowance balance reflected on its 2011 tax return from US$182.2 million (R2,292.0 million) to nil. The tax effect of this amount is US$54.7 million (R687.6 million), that being referred to above as the “Additional Capital Allowance”.

The Additional Capital Allowance was claimed by GFIJVH in terms of section 36(11)(c) of the South African Income Tax Act, 1962 (the Act). The Additional Capital Allowance provides an incentive for new mining development and only applies to unredeemed capital expenditure. The Additional Capital Allowance allows a 12% capital allowance over and above actual capital expenditure incurred on developing “a deep level gold mine, as well as a further annual 12% allowance on the mine’s unredeemed capital expenditure balance brought forward, until the year that the mine starts earning mining taxable income (i.e. when all tax losses and unredeemed capital expenditure have been fully utilised).

In order to qualify for the Additional Capital Allowance, South Deep must qualify as a “post-1990 gold mine” as defined in the Act. A “post-1990 gold mine”, according to the Act, is defined as a gold mine which, in the opinion of the Director-General: Mineral and Energy Affairs, is an independent workable proposition and in respect of which a mining authorisation for gold mining was issued for the first time after 14 March 1990”.

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

The Group has taken legal advice on the matter and was advised by external Senior Counsel that SARS should not be allowed to disallow the claiming of the additional capital allowance. GFIJVH has in the meantime not only formally appealed against the position taken by SARS, but also filed an application in the High Court and will vigorously defend its position. No resolution was achieved during the year as the Tax Court allowed SARS to amend its grounds of assessment in the days leading up to the commencement of the trial. Consequently the Tax Court proceedings could not be completed in the time allotted for the hearing. The continuance of the Tax Court hearing is expected to take place during 2019.

The Group is currently reviewing all its legal remedies, which include approaching the High Court for a declaratory order.

Accordingly, no adjustment for any effects on the Group that may result from the proceedings, if any, has been made in the consolidated financial statements.

AFR-189

The Gold Fields Annual Financial Report including Governance Report 2017	188

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

continued

for the year ended 31 December

35.	EVENTS AFTER THE REPORTING DATE

Final dividend

On 14 February 2018, Gold Fields declared a final dividend of 50 SA cents per share.

Sale of Arctic Platinum Project (“APP”)

On 24 January 2018, Gold Fields sold APP to Finnish subsidiary of private equity fund CD Capital Natural Resources Fund III.

The purchase consideration comprises US$40.0 million cash and royalty (2% NSR (net smelter return) on all metals, with 1% capped at US$20.0 million and 1% uncapped).

The sale includes all of the project assets for APP including the Suhanko mining licence (and associated real estate), all other mining and exploration properties, project permits and all other project-related assets.

AFR-190

189	The Gold Fields Annual Financial Report including Governance Report 2017

36.	FAIR VALUE OF ASSETS AND LIABILITIES

The estimated fair values of the Group’s financial assets and liabilities are:

	2017		2016

Figures in millions unless otherwise stated	Carrying amount US$ million	Fair value US$ million	Carrying amount US$ million	Fair value US$ million

Financial assets
Cash and cash equivalents	479.0	479.0	526.7	526.7
Trade and other receivables	66.5	66.5	68.5	68.5
Gold and oil derivative contracts	25.0	25.0	–	–
Environmental trust fund	55.5	55.5	44.5	44.5
Investments	104.6	104.6	19.7	19.7
Financial liabilities
Trade and other payables	451.0	451.0	459.3	459.3
Borrowings	1,587.9	1,611.5	1,504.9	1,496.7
Current portion of borrowings	193.6	193.6	188.0	188.0
Copper derivative contracts	3.3	3.3	–	–
South Deep dividend	6.4	6.4	6.4	6.4

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

Borrowings and current portion of borrowings

The fair value of borrowings and current portion of borrowings, except for the US$1 billion notes issued at a fixed interest rate, approximates their carrying amount as the impact of credit risk is included in the measurement of carrying amounts. The fair value of the US$1 billion notes issue is based on listed market prices.

South Deep dividend

The carrying amount approximates the fair value.

Gold, oil and copper derivative contracts

The fair value of these contracts are determined by using available market contract values for each trading date’s settlement volume.

AFR-191

The Gold Fields Annual Financial Report including Governance Report 2017	190

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

continued

for the year ended 31 December

36.	FAIR VALUE OF ASSETS AND LIABILITIES (continued)

The Group uses the following hierarchy for measuring the fair value of assets and liabilities at the reporting date:

Level 1: unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Group recognises transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred. There were no transfers during the years ended 31 December 2017 and 2016.

The following table sets out the Group’s assets and liabilities measured at fair value by level within the fair value hierarchy at the reporting date:

2016				United States Dollar	2017

Level 1	Level 2	Level 3	Total	Figures in millions unless otherwise stated	Total	Level 1	Level 2	Level 3

				Assets measured at fair value
–	10.6	–	10.6	Trade receivables from provisional copper and gold concentrate sales	21.2	–	21.2	–
10.5	–	–	10.5	Listed investments	99.0	99.0	–	–
–	5.9	–	5.9	Derivative instruments	5.5	–	5.5	–
–	–	–	–	Oil derivative contracts	14.1	–	14.1	–
–	–	–	–	Gold derivative contracts	10.9	–	10.9	–
				Liabilities measured at fair value
–	–	–	–	Copper derivative contracts	3.3	–	3.3	–
Trade receivables from provisional copper and gold concentrate sales

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

Oil, gold and copper derivative contracts

The fair values of these contracts are determined by using available market contract values for each trading date’s settlement volume.

AFR-192

191	The Gold Fields Annual Financial Report including Governance Report 2017

37.	RISK MANAGEMENT ACTIVITIES

In the normal course of its operations, the Group is exposed to commodity price, currency, interest rate, liquidity, equity price and credit risk. In order to manage these risks, the Group has developed a comprehensive risk management process to facilitate control and monitoring of these risks.

Controlling and managing risk in the Group

Gold Fields has policies in areas such as counterparty exposure, hedging practices and prudential limits which have been approved by Gold Fields’ Board of Directors. Management of financial risk is centralised at Gold Fields’ treasury department (“Treasury”), which acts as the interface between Gold Fields’ operations and counterparty banks. Treasury manages financial risk in accordance with the policies and procedures established by the Gold Fields’ Board of Directors and Executive Committee.

Gold Fields’ Board of Directors has approved dealing limits for money market, foreign exchange and commodity transactions, which Gold Fields’ Treasury is required to adhere to. Among other restrictions, these limits describe which instruments may be traded and demarcate open position limits for each category as well as indicating counterparty credit related limits. The dealing exposure and limits are checked and controlled each day and reported to the Chief Financial Officer.

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

Commodity price risk management: Commodity price risk management takes place within limits and with counterparts as approved in the Treasury Framework.

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

AFR-193

The Gold Fields Annual Financial Report including Governance Report 2017	192

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

continued

for the year ended 31 December

37.	RISK MANAGEMENT ACTIVITIES (continued)

Credit risk

Credit risk represents risk that an entity will suffer a financial loss due to the other party of a financial instrument not discharging its obligation.

The Group has reduced its exposure to credit risk by dealing with a number of counterparties. The Group approves these counterparties according to its risk management policy and ensures that they are of good credit quality.

Receivables are reviewed on a regular basis and an allowance for impairment is raised when they are not considered recoverable.

The combined maximum credit risk exposure of the Group is as follows:

	United States Dollar

Figures in millions unless otherwise stated	2017	2016

Environmental trust funds	55.5	44.5
Trade and other receivables	66.5	68.5
Cash and cash equivalents	479.0	526.7

Trade receivables comprise banking institutions purchasing gold bullion and refineries purchasing copper concentrate. These receivables are in a sound financial position and no impairment has been recognised.

Trade and other receivables above exclude VAT, import duties, prepayments, payroll receivables, derivative contracts and diesel rebates amounting to US$135.4 million (2016: US$101.7 million).

Receivables that are past due but not impaired total US$nil (2016: US$nil). At 31 December 2017, receivables of US$0.1 million (2016: US$0.2 million) are considered impaired and are provided for.

Concentration of credit risk on cash and cash equivalents and non-current assets is considered minimal due to the above mentioned investment risk management and counterparty exposure risk management policies.

AFR-194

193	The Gold Fields Annual Financial Report including Governance Report 2017

37.	RISK MANAGEMENT ACTIVITIES (continued)

Liquidity risk

In the ordinary course of business, the Group receives cash proceeds from its operations and is required to fund working capital and capital expenditure requirements. The cash is managed to ensure surplus funds are invested to maximise returns while ensuring that capital is safeguarded to the maximum extent possible by investing only with top financial institutions.

Uncommitted borrowing facilities are maintained with several banking counterparties to meet the Group’s normal and contingency funding requirements.

The following are the contractually due undiscounted cash flows resulting from maturities of all financial liabilities, including interest payments:

	United States Dollar

Figures in millions unless otherwise stated	Within one year	Between one and five years	After five years	Total

2017
Trade and other payables	451.0	–	–	451.0
Copper derivative contracts	3.3	–	–	3.3
Borrowings[1]
– US$ borrowings[2]
– Capital	–	1,360.9	–	1,360.9
– Interest	61.3	87.8	–	149.1
– A$ borrowings[3]
– Capital	–	231.5	–	231.5
– Interest	9.5	13.9	–	23.4
– Rand borrowings[4]
– Capital	193.6	–	–	193.6
– Interest	10.8	–	–	10.8
Environmental rehabilitation costs[5]	6.5	24.8	349.7	381.0
South Deep dividend	1.6	5.3	5.8	12.7
Total	737.6	1,724.2	355.5	2,817.3
2016
Trade and other payables	459.3	–	–	459.3
Borrowings[1]
– US$ borrowings[2]
– Capital	127.0	1,510.9	–	1,637.9
– Interest	64.6	145.1	–	209.7
– Rand borrowings[4]
– Capital	61.0	–	–	61.0
– Interest	5.1	–	–	5.1
Environmental rehabilitation costs[5]	3.6	29.8	347.4	380.8
South Deep dividend	1.4	5.2	6.2	12.8
Total	722.0	1,691.0	353.6	2,766.6

[1]	Spot Rate: R12.58 = US$1.00 (2016: R14.03 = US$1.00).

[2]	US$ borrowings – Spot LIBOR (one month fix) rate adjusted by specific facility agreement: 1.5638% (2016: 0.75611% (one month fix)).

[3]	AU$ borrowings – Spot Bank Bill Swap Bid Rate (BBSY) (one month fix) rate adjusted by specific facility agreement: 1.76%.

[4]	ZAR borrowings – Spot JIBAR (one month fix) rate adjusted by specific facility agreement: 6.908% and bank overnight borrowing rate on uncommitted credit facilities: average of 8.3% (2016: 8.3%).

[5]

Although environmental rehabilitation costs do not meet the definition of a financial liability, the Group included the gross closure cost estimate in the undiscounted cash flows as it represents a future cash outflow (refer note 25.1). In South Africa and Ghana, US$55.5 million (2016: US$44.5 million) of the environmental rehabilitation costs is funded through the environmental trust funds.

AFR-195

The Gold Fields Annual Financial Report including Governance Report 2017	194

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

continued

for the year ended 31 December

37.	RISK MANAGEMENT ACTIVITIES (continued)

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

Gold Fields’ revenues and costs are very sensitive to the Australian Dollar/US Dollar and South African Rand/US Dollar exchange rates because revenues are generated using a gold price denominated in US Dollar, while costs of the Australian and South African operations are incurred principally in Australian Dollar and South African Rand, respectively. Depreciation of the Australian Dollar and/or South African Rand against the US Dollar reduces Gold Fields’ average costs when they are translated into US Dollar, thereby increasing the operating margin of the Australian and/or South African operations. Conversely, appreciation of the Australian Dollar and/or South African Rand results in Australian and/or South African operating costs increasing when translated into US Dollar, resulting in lower operating margins. The impact on profitability of changes in the value of the Australian Dollar and South African Rand against the US Dollar could be substantial.

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

Currency risk only exists on account of financial instruments being denominated in a currency that is not the functional currency and being of a monetary nature. The Group had no significant exposure to currency risk relating to financial instruments at 31 December 2017 and 2016. Differences resulting from the translation of financial statements into the Group’s presentation currency are not taken into account.

Foreign currency hedging experience

On 25 February 2016, South Deep entered into US$/Rand forward exchange contracts for a total delivery of US$69.8 million starting at July 2016 to December 2016. The average forward rate achieved over the six-month period was R16.8273. The hedge was delivered into in July and in August and the balance closed out in September 2016. The average rate achieved on delivery and close out was R13.8010, resulting in a profit of R211.2 million (US$14.4 million). At 31 December 2017 and 2016, there were no material foreign currency contract positions.

AFR-196

195	The Gold Fields Annual Financial Report including Governance Report 2017

37.	RISK MANAGEMENT ACTIVITIES (continued)

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

Commodity price hedging experience

The Group’s policy is to remain unhedged to the gold and copper price. However, hedges are sometimes undertaken as follows:

●	to protect cash flows at times of significant expenditure;
●	for specific debt servicing requirements; and
●	to safeguard the viability of higher cost operations.

To the extent that it enters into commodity hedging arrangements, Gold Fields seeks to use different counterparty banks consisting of local and international banks to spread risk. None of the counterparties is affiliated with, or related parties of, Gold Fields.

Gold and copper

In November 2017, South Deep entered into zero-cost collars for the period January 2018 to December 2018 for 63,996 ounces of gold. The strike prices are R600,000 per kilogram on the floor and R665,621 per kilogram on the cap. At 31 December 2017, the mark-to-market value of the hedge was a positive US$10.9 million.

In April 2017 and June 2017, the Australian operations entered into a combination of zero-cost collars and forward sales transactions for the period July 2017 to December 2017 for 295,000 ounces of gold. The average strike prices on the collars were A$1,695.9 per ounce on the floor and A$1,754.2 per ounce on the cap. The average forward price was A$1,719.9 per ounce. At 31 December 2017, there were no open positions and the total realised gain was US$15.3 million.

In July 2017, Peru entered into zero-cost collars for the period August 2017 and December 2017 for 8,250 tonnes of copper. The average floor price was US$5,867 per tonne and the average cap was US$6,300 per tonne. In November 2017, further zero-cost collars were entered into for the period January 2018 to December 2018. A total volume of 29,400 tonnes was hedged, at an average floor price of US$6,600 per tonne and an average cap price of US$7,431 per tonne. At 31 December 2017, the mark-to-market value on the hedge was a negative US$3.3 million.

Oil

In May 2017 and June 2017, the Ghanaian operations entered into fixed price ICE Gasoil cash settled swap transactions for a total of 125.8 million litres of diesel for the period June 2017 to December 2019. The average swap price is US$457.2 per metric tonne (equivalent US$61.4 per barrel). At the time of the transactions, the average Brent swap equivalent over the tenor was US$49.8 per barrel. At 31 December 2017, the mark-to-market value on the hedge was a positive US$9.0 million.

In May 2017 and June 2017, the Australian operations entered into fixed price Singapore 10ppm Gasoil cash settled swap transactions for a total of 77.5 million litres of diesel for the period June 2017 to December 2019. The average swap price is US$61.15 per barrel. At the time of the transactions, the average Brent swap equivalent over the tenor was US$49.92 per barrel. At 31 December 2017, the mark-to-market value on the hedge was a positive US$5.1 million.

AFR-197

The Gold Fields Annual Financial Report including Governance Report 2017	196

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

continued

for the year ended 31 December

37.	RISK MANAGEMENT ACTIVITIES (continued)

Equity securities price risk

General

The Group is exposed to equity securities price risk because of investments held by the Group which are classified as available-for-sale. To manage its price risk arising from investments in equity securities, the Group diversifies its portfolio. Diversification of the portfolio is done in accordance with limits set by the Group.

The Group’s equity investments are publicly traded and are listed on one of the following exchanges:

●	JSE Limited
●	Toronto Stock Exchange
●	Australian Stock Exchange
●	London Stock Exchange

The table below summarises the impact of increases/decreases of the exchanges on the Group’s shareholders’ equity in case of shares (sensitivity to equity security price). The analysis is based on the assumption that the share prices quoted on the exchange have increased/decreased with all other variables held constant and the Group’s investments moved according to the historical correlation with the index.

	United States Dollar

	(Decrease)/increase in equity price

Figures in millions unless otherwise stated	(10.0%)	(5.0%)	5.0%	10.0%
2017
(Decrease)/increase in other comprehensive income[1]	(9.9)	(5.0)	5.0	9.9

2016
(Decrease)/increase in other comprehensive income[1]	(1.1)	(0.5)	0.5	1.1

[1]	Spot rate: R12.58 = US$1.00 (2016: R14.03 = US$1.00).

AFR-198

197	The Gold Fields Annual Financial Report including Governance Report 2017

37.	RISK MANAGEMENT ACTIVITIES (continued)

Interest rate sensitivity

General

As Gold Fields has no significant interest-bearing assets, the Group’s income and operating cash flows are substantially independent of changes in market interest rates. Gold Fields’ interest rate risk arises from borrowings.

As of 31 December 2017, Gold Fields’ borrowings amounted to US$1,781.5 million (2016: US$1,692.9 million). Gold Fields generally does not undertake any specific action to cover its exposure to interest rate risk, although it may do so in specific circumstances.

Interest rate sensitivity analysis

The portion of Gold Fields’ interest-bearing borrowings at year-end that is exposed to interest rate fluctuations is US$933.6 million (2016: US$846.5 million). These borrowings are normally rolled for periods between one and three months and are therefore exposed to the rate changes in this period. The remainder of the borrowings bear interest at a fixed rate.

US$508.5 million (2016: US$785.5 million) of the total borrowings at reporting date is exposed to changes in the LIBOR rate, US$79.5 million (2016: US$nil) is exposed to the JIBAR rate, US$114.1 million (2016: US$61.0 million) is exposed to the South African Prime (“Prime”) interest rate and US$231.5 million (2016: US$nil) is exposed to the BBSY rate. The relevant interest rates for each facility are described in note 24.

The table below summarises the effect of a change in finance expense on the Group’s profit or loss had LIBOR, JIBAR, Prime and BBSY differed as indicated (sensitivity to interest rates). The analysis is based on the assumption that the applicable interest rate increased/decreased with all other variables held constant. All financial instruments with fixed interest rates that are carried at amortised cost are not subject to the interest rate sensitivity analysis.

	United States Dollar

	Change in interest expense for a nominal change in interest rates

Figures in millions unless otherwise stated	(1.5% )	(1.0% )	(0.5% )	0.5%	1.0%	1.5%

2017
Sensitivity to LIBOR interest rates	(11.3)	(7.5)	(3.8)	3.8	7.5	11.3
Sensitivity to BBSY interest rates[1]	(0.8)	(0.5)	(0.3)	0.3	0.5	0.8
Sensitivity to JIBAR and prime interest rates[2]	(2.0)	(1.3)	(0.7)	0.7	1.3	2.0
Change in finance expense	(14.1)	(9.3)	(4.8)	4.8	9.3	14.1
2016
Sensitivity to LIBOR interest rates	(12.0)	(8.0)	(4.0)	4.0	8.0	12.0
Sensitivity to JIBAR and prime interest rates[2]	(0.6)	(0.4)	(0.2)	0.2	0.4	0.6
Change in finance expense	(12.6)	(8.4)	(4.2)	4.2	8.4	12.6

[1]	Average rate: A$0.77 = US$1.00 (2016: A$0.75: US$1.00).

[2]	Average rate: R13.33 = US$1.00 (2016: R14.7 = US$1.00).

AFR-199

The Gold Fields Annual Financial Report including Governance Report 2017	198

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

continued

for the year ended 31 December

38.	CAPITAL MANAGEMENT

The primary objective of managing the Group’s capital is to ensure that there is sufficient capital available to support the funding requirements of the Group, including capital expenditure, in a way that:

●	optimises the cost of capital;
●	maximises shareholders’ returns; and
●	ensures that the Group remains in a sound financial position.

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

The Group monitors capital using the ratio of net debt to adjusted EBITDA. Adjusted EBITDA is defined as profit or loss for the year adjusted for interest, taxation, amortisation and depreciation and certain other costs. The definition of adjusted EBITDA is as defined in the US$1,290 million term loan and revolving credit facilities agreement. Net debt is defined as total borrowings less cash and cash equivalents. The Group’s long-term target is a ratio of net debt to adjusted EBITDA of one times or lower. The bank covenants on external borrowings require a net debt to adjusted EBITDA ratio of 2.5 or below and the ratio is measured based on amounts in United States Dollar.

		United States Dollar

Figures in millions unless otherwise stated	Notes	2017	2016

Borrowings		1,781.5	1,692.9
Less: Cash and cash equivalents		479.0	526.7
Net debt		1,302.5	1,166.2
Adjusted EBITDA		1,263.7	1,232.2
Net debt to adjusted EBITDA		1.03	0.95
Reconciliation of (loss)/profit for the year to adjusted EBITDA:
(Loss)/profit for the year (continuing and discontinued operations)		(7.7)	169.1
Mining and income taxation from continuing operations		173.2	189.5
Mining and income taxation from discontinued operations	12.1	(1.4)	0.6
Royalties from continuing operations		62.0	78.4
Royalties from discontinued operations	12.1	1.1	2.0
Finance expense from continuing operations		81.3	78.1
Investment income from continuing operations		(5.6)	(8.3)
Gain on financial instruments from continuing operations		(34.4)	(14.4)
Foreign exchange loss from continuing operations		3.5	6.4
Amortisation and depreciation from continuing operations	2	748.1	671.4
Amortisation and depreciation from discontinued operations	2	3.5	14.4
Share-based payments from continuing operations		26.8	14.0
Long-term incentive plan from continuing operations		5.0	10.5
Restructuring costs from continuing operations		9.2	11.7
Silicosis settlement costs from continuing operations		30.2	–
Impairment, net of reversal of impairment of investments and assets from continuing operations		200.2	76.5
Profit on disposal of investments from continuing operations		–	(2.3)
Profit on disposal of assets from continuing operations		(4.0)	(48.0)
Gain on sale of discontinued operation, net of taxation	12.1	(16.4)	–
Share of results of equity-accounted investees, net of taxation		1.3	2.3
Rehabilitation income from continuing operations	7	(13.5)	(9.7)
Profit on buy-back of notes	7	–	(17.7)
Other		1.3	7.7
		1,263.7	1,232.2

AFR-200

199	The Gold Fields Annual Financial Report including Governance Report 2017

		United States Dollar

Figures in millions unless otherwise stated		2017	2016	2015

39.	RELATED PARTIES
	The subsidiaries, associates and joint venture of the Company are disclosed in note 42.

	All transactions and balances with these related parties have been eliminated in accordance with and to the extent required by IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements and IAS 28 Investments in Associates and Joint Ventures.

	For the year ended 31 December 2017, US$1.2 million (2016: US$1.0 million and 2015: US$0.8 million) was paid in non-executive directors’ fees.

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

	At 31 December 2017, the Executive Committee and non-executive directors’ beneficial interest in the issued and listed share capital of the Company was 0.2%% (2016: 0.2%). No one director’s interest individually exceeds 1% of the issued share capital or voting control of the Company.

	Key management remuneration (Executive Committee)
	Short-term employee benefits	11.0	11.4	10.7
	Severance	0.2	1.6	–
	Pension scheme contribution	0.5	0.5	0.7
	Share-based payments	3.7	1.4	2.3
	Long-term incentive plan	1.0	1.1	1.1
		16.4	16.0	14.8

AFR-201

The Gold Fields Annual Financial Report including Governance Report 2017	200

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

continued

for the year ended 31 December

40.	CORRECTION OF METHODOLOGY

During the year ended 31 December 2017, the Group corrected the amortisation methodology for the mineral rights asset at the Australian operations to reduce the level of estimation required in calculating amortisation. Prior to the correction of the methodology, the total mineral rights asset capitalised at the Australian operation was depreciated on a units-of-production basis over a useful life that exceeded proved and probable reserves. The amortisation estimation methodology was corrected in order to divide the total mineral rights asset capitalised at the respective operations into a depreciable and a non-depreciable component. The mineral rights are initially capitalised to the mineral rights asset as a non-depreciable component. The depreciable component is amortised over the estimated proved and probable ore reserves on a units-of-production method. For further details, refer to accounting policies pages 144 to 145.

As a result of this correction of the methodology, management identified an understatement of the amortisation and depreciation charge relating to prior periods. In order to assess the impact of the understatement, the Group applied SEC Staff Accounting Bulletin (“SAB”) No 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. SAB No 108 states that registrants must quantify the impact of correcting all misstatements on all periods presented, including both the carryover (iron curtain method) and reversing (rollover method) effects of prior year misstatements on the current year financial statements, and by evaluating the misstatement measured under each method in light of quantitative and qualitative factors.

Under SAB No 108, prior year misstatements which, if corrected in the current year would be material to the current year, must be corrected by adjusting prior year financial statements, even though such correction previously was and continues to be immaterial to the prior year financial statements. Correcting prior year financial statements for such immaterial errors does not require previously issued or filed financial statements to be amended.

In accordance with SAB No 99 Materiality, the Group assessed the materiality of the understatement and concluded that it was not material to any of the Group’s previously issued or filed financial statements taken as a whole. The cumulative understatement was material in 2017 if corrected in the current year.

The conclusions above in terms of SAB No 99 and No 108 are consistent with the requirements of IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, as well as principles of IFRS. As a result, the immaterial misstatements were corrected by restating each of the affected financial statement line items for prior periods (all unaffected financial statement line items have been grouped together as “other”).

The following table summarises the cumulative impact of the correction of the amortisation methodology:

	Property, plant and equipment				Deferred tax balance[1]				Equity
	St Ives	Agnew	Granny Smith	Total	St Ives	Agnew	Granny Smith	Total	St Ives	Agnew	Granny Smith	Total
Balance at 31 December 2014	(19.6)	7.8	0.9	(10.9)	5.9	(2.3)	(0.3)	3.3	(13.7)	5.5	0.6	(7.6)
Profit or loss	(11.7)	4.0	0.3	(7.4)	3.5	(1.2)	(0.1)	2.2	(8.2)	2.8	0.2	(5.2)
Translation	2.6	(1.0)	(0.1)	1.5	(0.8)	0.3	0.1	(0.4)	1.8	(0.7)	–	1.1
Balance at 31 December 2015	(28.7)	10.8	1.1	(16.8)	8.6	(3.2)	(0.3)	5.1	(20.1)	7.6	0.8	(11.7)
Profit or loss	(9.2)	2.5	0.1	(6.6)	2.8	(0.8)	–	2.0	(6.5)	1.7	0.1	(4.7)
Translation	0.3	(0.1)	–	0.2	(0.1)	–	(0.1)	(0.2)	0.3	(0.1)	(0.1)	0.1
Balance at 31 December 2016	(37.6)	13.2	1.2	(23.2)	11.3	(4.0)	(0.4)	6.9	(26.3)	9.2	0.8	(16.3)

[1]	For the purpose of this analysis, deferred tax has been calculated at 30%.

AFR-202

201	The Gold Fields Annual Financial Report including Governance Report 2017

40.	CORRECTION OF METHODOLOGY (continued)

The following tables summarise the impact on the Group’s consolidated financial statements:

(i)	Consolidated income statement

		United States Dollar

		31 December 2016					31 December 2015

	Figures in millions unless otherwise stated	As previously reported	Adjustments	As restated before reclassification of discontinued operations	Discontinued operations reclassification	As restated	As previously reported	Adjustments	As restated before reclassification of discontinued operations	Discontinued operations reclassification	As restated
	Revenue	2,749.5	–	2,749.5	(83.1)	2,666.4	2,545.4	–	2,545.4	(91.3)	2,454.1
	Cost of sales	(2,066.7)	(6.6)	(2,073.3)	72.1	(2,001.2)	(2,066.1)	(7.4)	(2,073.5)	85.0	(1,988.5)
	Others	(317.0)	–	(317.0)	9.2	(307.8)	(474.8)	–	(474.8)	18.1	(456.7)
	Profit before taxation	365.8	(6.6)	359.2	(1.8)	357.4	4.5	(7.4)	(2.9)	11.8	8.9
	Mining and income taxation	(192.1)	2.0	(190.1)	0.6	(189.5)	(247.1)	2.2	(244.9)	(3.6)	(248.5)
	Profit/(loss) from continuing operations	173.7	(4.6)	169.1	(1.2)	167.9	(242.6)	(5.2)	(247.8)	8.2	(239.6)
	Profit/(loss) from discontinued operations, net of taxation	–	–	–	1.2	1.2	–	–	–	(8.2)	(8.2)
	Profit/(loss) for the year	173.7	(4.6)	169.1	–	169.1	(242.6)	(5.2)	(247.8)	–	(247.8)
	Profit/(loss) attributable to:
	– Owners of the parent	162.8	(4.6)	158.2	–	158.2	(242.1)	(5.2)	(247.3)	–	(247.3)
	– Non-controlling interest holders	10.9	–	10.9	–	10.9	(0.5)	–	(0.5)	–	(0.5)
		173.7	(4.6)	169.1	–	169.1	(242.6)	(5.2)	(247.8)	–	(247.8)
	Earnings/loss per share attributable to owners of the parent:
	Basic earnings/(loss) per share from continuing operations – cents	20	(1)	19	–	19	(31)	(1)	(32)	1	(31)
	Diluted earnings/(loss) per share from continuing operations – cents	20	(1)	19	–	19	(31)	(1)	(32)	1	(31)
(ii)	Consolidated statement of comprehensive income
	Profit/(loss) for the year	173.7	(4.6)	169.1	–	169.1	(242.6)	(5.2)	(247.8)	–	(247.8)
	Others comprehensive income, net of tax	121.4	–	121.4	–	121.4	(636.6)	1.1	(635.5)	–	(635.5)
	Foreign currency translation adjustments	129.7	–	129.7	–	129.7	(637.0)	1.1	(635.9)	–	(635.9)
	Others	(8.3)	–	(8.3)	–	(8.3)	0.4	–	0.4	–	0.4

	Total comprehensive income for the year	295.1	(4.6)	290.5	–	290.5	(879.2)	(4.1)	(883.3)	–	(883.3)
	Attributable to:
	– Owners of the parent	284.2	(4.6)	279.6	–	279.6	(878.7)	(4.1)	(882.8)	–	(882.8)
	– Non-controlling interest holders	10.9	–	10.9	–	10.9	(0.5)	–	(0.5)	–	(0.5)
		295.1	(4.6)	290.5	–	290.5	(879.2)	(4.1)	(883.3)	–	(883.3)

AFR-203

The Gold Fields Annual Financial Report including Governance Report 2017	202

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

continued

for the year ended 31 December

40.	CORRECTION OF METHODOLOGY (continued)

		United States Dollar

		31 December 2016					1 January 2016

	Figures in millions unless otherwise stated	As previously reported	Adjustments	As restated before reclassification of discontinued operations	Discontinued operations reclassification	As restated	As previously reported	Adjustments	As restated before reclassification of discontinued operations	Discontinued operations reclassification	As restated
(iii)	Consolidated statement of financial position
	ASSETS
	Property, plant and equipment	4,547.8	(23.2)	4,524.6	–	4,524.6	4,312.4	(16.8)	4,295.6	–	4,295.6
	Others	1,786.9	–	1,786.9	–	1,786.9	1,565.3	–	1,565.3	–	1,565.3
	Total assets	6,334.7	(23.2)	6,311.5	–	6,311.5	5,877.7	(16.8)	5,860.9	–	5,860.9
	LIABILITIES
	Deferred taxation	465.5	(6.9)	458.6	–	458.6	487.3	(5.1)	482.2	–	482.2
	Others	2,679.6	–	2,679.6	–	2,679.6	2,622.4	–	2,622.4	–	2,622.4
	Total liabilities	3,145.1	(6.9)	3,138.2	–	3,138.2	3,109.7	(5.1)	3,104.6	–	3,104.6
	EQUITY
	Retained earnings	1,570.9	(18.3)	1,552.6	–	1,552.6	1,447.3	(13.7)	1,433.6	–	1,433.6
	Other reserves	(2,126.4)	2.0	(2,124.4)	–	(2,124.4)	(2,262.2)	2.0	(2,260.2)	–	(2,260.2)
	Others	3,745.1	–	3,745.1	–	3,745.1	3,582.9	–	3,582.9	–	3,582.9
	Total equity	3,189.6	(16.3)	3,173.3	–	3,173.3	2,768.0	(11.7)	2,756.3	–	2,756.3
	Total equity and liabilities	6,334.7	(23.2)	6,311.5	–	6,311.5	5,877.7	(16.8)	5,860.9	–	5,860.9

(iv)	Consolidated statement of cash flows

There is no impact on the total operating, investing or financing cash flows for the years ended 31 December 2016 and 2015 relating to the above adjustments. The consolidated statement of cash flows have been restated in respect of the discontinued operations reclassification.

AFR-204

203	The Gold Fields Annual Financial Report including Governance Report 2017

41.	SEGMENT REPORT
Financial summary

	United States Dollar

	South Africa	Ghana			Peru	Australia

Figures in millions unless otherwise stated	South Deep[1]	Tarkwa	Damang	Total Ghana	Cerro Corona	St Ives		Agnew/ Lawlers		Granny Smith		Gruyere		Total Australia	Corporate and other[2]	Continuing operations	Darlot	Discon- tinued operations	Group
INCOME STATEMENT for the year ended 31 December 2017
Revenue	354.1	710.8	180.3	891.1	392.9	457.3		302.6		363.8		–		1,123.7	–	2,761.8	49.0	49.0	2,810.8
Cost of sales	(379.0)	(526.0)	(144.5)	(670.5)	(285.2)	(330.9)		(232.7)		(203.9)		(1.3)		(768.8)	(1.8)	(2,105.1)	(50.7)	(50.7)	(2,155.8)
Cost of sales before gold inventory change and amortisation and depreciation	(306.3)	(348.0)	(121.3)	(469.3)	(151.2)	(187.6)		(154.9)		(156.8)		(1.3)		(500.6)	0.9	(1,426.5)	(46.3)	(46.3)	(1,472.8)
Gold inventory change	1.5	42.0	(0.9)	41.1	(3.1)	29.0		4.5		(3.6)		–		29.9	–	69.5	(0.9)	(0.9)	68.6
Amortisation and depreciation	(74.2)	(220.0)	(22.3)	(242.3)	(130.9)	(172.3)		(82.3)		(43.5)		–		(298.1)	(2.7)	(748.1)	(3.5)	(3.5)	(751.6)
Other income/(costs)	7.6	(3.1)	(0.6)	(3.7)	(12.1)	18.0		6.4		4.6		–		29.0	(10.3)[3]	10.6	(0.2)	(0.2)	10.4
Share-based payments	(3.5)	(4.8)	(1.3)	(6.1)	(3.6)	(2.2)		(1.7)		(2.1)		–		(6.0)	(7.6)	(26.8)	(0.6)	(0.6)	(27.4)
Long-term incentive plan	–	(0.9)	(0.3)	(1.2)	(0.7)	(0.7)		(0.5)		(0.6)		–		(1.8)	(1.3)	(5.0)	(0.1)	(0.1)	(5.1)
Exploration expense	–	–	–	–	(0.5)	(23.0)		(15.9)		(10.8)		(1.8)		(51.5)	(57.8)	(109.8)	(1.5)	(1.5)	(111.3)
Restructuring costs	(2.3)	(4.7)	(2.2)	(6.9)	–	–		–		–		–		–	–	(9.2)	–	–	(9.2)
Silicosis settlement costs	–	–	–	–	–	–		–		–		–		–	(30.2)	(30.2)	–	–	(30.2)
Impairment, net of reversal of impairment of investments and assets	–	(6.8)	(3.5)	(10.3)	52.6	–		–		–		–		–	(242.5)	(200.2)	–	–	(200.2)
Profit/(loss) on disposal of assets	0.3	2.9	(0.2)	2.7	–	(0.2)		1.5		–		–		1.3	(0.3)	4.0	–	–	4.0
Investment income	0.8	3.4	0.2	3.6	–	0.9		0.6		0.7		–		2.2	(1.0)	5.6	0.4	0.4	6.0
Finance expense	(12.4)	(5.2)	(5.1)	(10.3)	(4.7)	(2.8)		(1.0)		(1.0)		–		(4.8)	(49.1)	(81.3)	–	–	(81.3)
Gain on sale of discontinued operations	–	–	–	–	–	–		–		–		–		–	–	–	23.5	23.5	23.5
Royalties	(1.8)	(21.7)	(5.5)	(27.1)	(5.3)	–	[4]	–	[4]	–	[4]	–	[4]	(27.8)	–	(62.0)	(1.1)	(1.1)	(63.1)
Mining and income taxation	10.9	(58.6)	3.1	(55.5)	(36.1)	–	[4]	–	[4]	–	[4]	–	[4]	(89.5)	(3.0)	(173.2)	(5.7)	(5.7)	(179.0)
Current taxation	–	(58.0)	–	(58.0)	(50.8)	–	[4]	–	[4]	–	[4]	–	[4]	(91.7)	(4.2)	(204.7)	(2.3)	(2.3)	(207.0)
Deferred taxation	10.9	(0.6)	3.1	2.5	14.7	–	[4]	–	[4]	–	[4]	–	[4]	2.2	1.2	31.5	(3.3)	(3.3)	28.0
(Loss)/profit for the year	(25.3)	85.4	20.4	105.8	97.4	–	[4]	–	[4]	–	[4]	–	[4]	206.1	(404.9)	(20.8)	13.1	13.1	(7.7)
(Loss)/profit attributable to:
– Owners of the parents	(25.3)	76.9	18.4	95.3	96.9	–	[4]	–	[4]	–	[4]	–	[4]	206.1	(404.9)	(31.8)	13.1	13.1	(18.7)
– Non-controlling interests	–	8.5	2.0	10.5	0.5	–	[4]	–	[4]	–	[4]	–	[4]	–	–	11.0	–	–	11.0
STATEMENT OF FINANCIAL POSITION at 31 December 2017
Total assets (excluding deferred taxation)	1,220.5	1,765.2	184.9	1,950.1	774.0	693.7		500.0		392.0		34.9		1,620.6	982.9	6,548.1	–	–	6,548.1
Total liabilities (excluding deferred taxation)	1,352.1	232.3	130.0	362.3	188.7	138.2		71.5		78.1		32.9		320.7	539.4	2,763.2	–	–	2,763.2
Net deferred taxation (assets)/liabilities	(47.6)	283.1	(3.1)	280.0	80.8	–	[4]	–	[4]	–	[4]	–	[4]	87.0	(18.3)	381.9	– [4]	– [4]	381.9
Capital expenditure[5]	82.4	180.6	132.1	312.8	34.0	156.2		73.7		87.0		81.1		398.0	6.4	833.6	6.8	6.8	840.4

The above is a geographical analysis presented by location of assets.

The Group’s continuing operations are primarily involved in gold mining, exploration and related activities. Activities are conducted and investments held both inside and outside South Africa. The segment results have been prepared and presented based on management’s reporting format. Gold mining operations are managed and internally reported based on the following geographical areas: in South Africa, South Deep mine, in Ghana, Tarkwa and Damang mines, in Australia, St Ives, Agnew/Lawlers, Granny Smith and Gruyere Gold Project and in Peru, the Cerro Corona mine. While the Gruyere Gold Project does not meet the quantitative criteria for disclosure as a separate segment, it is expected to become a significant contributor to the Group’s performance in future years as the project is being developed. The Group also has exploration interests which are included in the “Corporate and other” segment. Refer to accounting policies on segment reporting on page 151.

The Group’s discontinued operation was primarily involved in gold mining, exploration and related activities. Activities are conducted and investments held in Australia.

US Dollar figures may not add as they are rounded independently.

[1]

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

[2]

“Corporate and other” represents the items to reconcile segment data to consolidated financial statement totals, including the elimination of intercompany transactions and balances as well as the Group’s exploration interests. This does not represent a separate segment as it does not generate revenue. Included in “Corporate and other” is the adjustment made in respect of the purchase price allocation, including goodwill relating to the acquisition of South Deep.

[3]	Other costs “Corporate and other” comprise share of loss of associates, net of taxation of US$1.3 million and the balance of US$9.0 million consists mainly of corporate related costs.

[4]	The Australian operations are entitled to transfer and off-set profits and losses from one company to another, therefore it is not meaningful to split the royalties, income or deferred taxation.

[5]	Capital expenditure for the year ended 31 December 2017.

AFR-205

The Gold Fields Annual Financial Report including Governance Report 2017	204

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

continued

for the year ended 31 December

41.	SEGMENT REPORT – RESTATED (continued)
Financial summary (continued)

	United States Dollar

	South Africa	Ghana			Peru	Australia

Figures in millions unless otherwise stated	South Deep [1]	Tarkwa	Damang	Total Ghana	Cerro Corona	St Ives		Agnew/ Lawlers		Granny Smith	Gruyere		Total Australia	Corporate and other [2]	Continuing operations	Darlot	Discon- tinued operations	Group
INCOME STATEMENT for the year ended 31 December 2016
Revenue	358.2	708.9	183.4	892.3	322.3	452.3		285.4		355.8	–		1,093.6	–	2,666.4	83.1	83.1	2,749.5
Cost of sales	(343.1)	(511.6)	(153.8)	(665.6)	(255.5)	(335.8)		(215.2)		(178.7)			(729.7)	(7.5)	(2,001.2)	(72.1)	(72.1)	(2,073.4)
Cost of sales before gold inventory change and amortisation and depreciation	(272.3)	(344.7)	(136.4)	(481.2)	(143.7)	(192.8)		(145.7)		(141.1)	–		(479.6)	1.1	(1,375.7)	(57.3)	(57.3)	(1,433.0)
Gold inventory change	0.7	17.5	0.4	17.8	3.8	11.0		5.1		7.4	–		23.5	–	45.9	(0.4)	(0.4)	45.5
Amortisation and depreciation	(71.5)	(184.4)	(17.8)	(202.2)	(115.6)	(154.0)		(74.6)		(45.0)	–		(273.6)	(8.6)	(671.4)	(14.4)	(14.4)	(685.9)
Other income/(costs)	13.4	(7.8)	(0.6)	(8.4)	(13.0)	13.6		6.1		2.6	–		22.3	(23.1)[3]	(8.8)	–	–	(8.8)
Share-based payments	(2.3)	(2.5)	(0.3)	(2.8)	(2.0)	(1.2)		(0.8)		(0.9)	–		(2.9)	(4.0)	(14.0)	(0.4)	(0.4)	(14.4)
Long-term incentive plan	(1.0)	(2.3)	(0.5)	(2.8)	(1.8)	(0.8)		(0.7)		(0.8)	–		(2.3)	(2.6)	(10.5)	(0.5)	(0.5)	(11.0)
Exploration expense	–	–	–	–	–	(21.1)		(9.6)		(10.6)	–		(41.3)	(44.8)	(86.1)	(6.1)	(6.1)	(92.2)
Restructuring costs	–	(0.2)	(9.9)	(10.1)	–	–		–		(1.2)	–		(1.2)	(0.4)	(11.7)	–	–	(11.7)
Impairment of investments and assets	–	–	(10.0)	(10.0)	(66.4)	–		–		–	–		–	(0.1)	(76.5)	–	–	(76.5)
Profit/(loss) on disposal of assets	0.1	–	–	–	(0.1)	–		0.2		(0.3)	–		(0.1)	48.1	48.0	–	–	48.0
Investment income	1.1	1.8	–	1.8	–	–		–		–	–		–	5.4	8.3	–	–	8.3
Finance expense	(5.5)	(3.9)	(3.5)	(7.4)	(4.7)	(2.7)		(1.0)		(1.0)	–		(4.7)	(55.8)	(78.1)	(0.2)	(0.2)	(78.3)
Royalties	(1.8)	(35.4)	(9.2)	(44.6)	(4.6)	–	[4]	–	[4]	– [4]	–	[4]	(27.3)	–	(78.4)	(2.0)	(2.0)	(80.4)
Mining and income taxation	(6.0)	(29.8)	–	(29.8)	(47.4)	–	[4]	–	[4]	– [4]	–	[4]	(92.8)	(13.5)	(189.5)	(0.6)	(0.6)	(190.1)
Current taxation	–	(52.4)	–	(52.4)	(45.9)	–	[4]	–	[4]	– [4]	–	[4]	(95.2)	(10.7)	(204.2)	(0.5)	(0.5)	(204.7)
Deferred taxation	(6.0)	22.6	–	22.6	(1.5)	–	[4]	–	[4]	– [4]	–	[4]	2.4	(2.8)	14.7	(0.1)	(0.1)	14.6
Profit/(loss) for the year	13.0	116.9	(4.5)	112.5	(73.1)	–	[4]	–	[4]	– [4]	–	[4]	213.6	(98.3)	167.9	1.2	1.2	169.1
Profit/(loss) attributable to:
– Owners of the parent	13.0	105.2	(4.0)	101.3	(72.8)	–	[4]	–	[4]	– [4]	–	[4]	213.6	(98.3)	157.0	1.2	1.2	158.2
– Non-controlling interests	–	11.7	(0.5)	11.2	(0.3)	–	[4]	–	[4]	– [4]	–	[4]	–	–	10.9	–	–	10.9
STATEMENT OF FINANCIAL POSITION at 31 December 2016
Total assets (excluding deferred taxation)	1,075.0	1,667.0	132.6	1,799.6	822.5	584.7		439.6		293.9	272.5		1,590.7	964.9	6,252.8	10.1	10.1	6,262.8
Total liabilities (excluding deferred taxation)	1,162.0	219.0	96.3	315.3	195.4	136.3		66.3		63.1	272.4		538.1	446.3	2,657.1	22.5	22.5	2,679.6
Net deferred taxation (assets)/liabilities	(32.4)	282.4	–	282.4	95.6	–	[4]	–	[4]	– [4]	–	[4]	80.1	(15.7)	409.9	– [4]	– [4]	409.9
Capital expenditure[5]	77.9	168.4	37.9	206.3	42.8	140.0		70.0		90.3	–		300.3	1.3	628.5	21.4	21.4	649.9

The above is a geographical analysis presented by location of assets.

The Group’s continuing operations are primarily involved in gold mining, exploration and related activities. Activities are conducted and investments held both inside and outside South Africa. The segment results have been prepared and presented based on management’s reporting format. Gold mining operations are managed and internally reported based on the following geographical areas: in South Africa, South Deep mine, in Ghana, Tarkwa and Damang mines, in Australia, St Ives, Agnew/Lawlers, Granny Smith and Gruyere Gold Project and in Peru, the Cerro Corona mine. While the Gruyere Gold Project does not meet the quantitative criteria for disclosure as a separate segment, it is expected to become a significant contributor to the Group’s performance in future years as the project is being developed. The Group also has exploration interests which are included in the “Corporate and other” segment. Refer to accounting policies on segment reporting on page 151.

The Group’s discontinued operation was primarily involved in gold mining, exploration and related activities. Activities are conducted and investments held in Australia.

US Dollar figures may not add as they are rounded independently.

[1]

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

[2]

“Corporate and other” represents the items to reconcile segment data to consolidated financial statement totals, including the elimination of intercompany transactions and balances as well as the Group’s exploration interests. This does not represent a separate segment as it does not generate revenue. Included in “Corporate and other” is the adjustment made in respect of the purchase price allocation, including goodwill relating to the acquisition of South Deep.

[3]

Other costs “Corporate and other” comprise share of loss of associates net of taxation of US$2.3 million, profit on disposal of investments of US$2.3 million and the balance of US$23.1 million consists mainly of corporate related costs.

[4]	The Australian operations are entitled to transfer and off-set profits and losses from one company to another, therefore it is not meaningful to split the royalties, income or deferred taxation.

[5]	Capital expenditure for the year ended 31 December 2016.

AFR-206

205	The Gold Fields Annual Financial Report including Governance Report 2017

41.	SEGMENT REPORT – RESTATED (continued)
Financial summary (continued)

	United States Dollar

	South Africa	Ghana			Peru	Australia

Figures in millions unless otherwise stated	South Deep [1]	Tarkwa	Damang	Total Ghana	Cerro Corona	St Ives	Agnew/ Lawlers	Granny Smith	Total Australia	Corporate and other [2]	Continuing operations	Darlot	Discon- tinued Operations	Group
INCOME STATEMENT for the year ended 31 December 2015
Revenue	232.3	680.7	194.8	875.5	292.2	431.8	273.9	348.4	1,054.1	–	2,454.1	91.3	91.3	2,545.4
Cost of sales	(304.5)	(489.2)	(212.8)	(702.0)	(244.9)	(341.9)	(199.5)	(195.1)	(736.4)	(0.6)	(1,988.5)	(85.0)	(85.0)	(2,073.5)
Cost of sales before gold inventory change and amortisation and depreciation	(236.6)	(334.2)	(184.3)	(518.5)	(143.8)	(195.0)	(142.6)	(135.9)	(473.4)	0.8	(1,371.5)	(59.8)	(59.8)	(1,431.3)
Gold inventory change	–	7.3	(2.1)	5.2	(1.0)	(25.3)	1.1	(5.4)	(29.6)	–	(25.5)	0.6	0.6	(24.9)
Amortisation and depreciation	(67.9)	(162.3)	(26.4)	(188.7)	(100.1)	(121.6)	(58.0)	(53.8)	(233.4)	(1.4)	(591.5)	(25.8)	(25.8)	(617.3)
Other income/(costs)	1.7	(3.9)	(2.4)	(6.1)	(10.0)	2.4	3.2	(1.8)	3.8	(11.8)[3]	(22.4)	0.3	0.3	(22.0)
Share-based payments	(1.0)	(1.5)	(0.3)	(1.8)	(1.2)	(1.2)	(0.7)	(0.4)	(2.3)	(4.4)	(10.7)	(0.2)	(0.2)	(10.9)
Long-term incentive plan	(0.7)	(1.1)	(0.3)	(1.4)	(0.8)	(0.2)	(0.5)	(0.3)	(1.0)	(1.2)	(5.1)	(0.2)	(0.2)	(5.3)
Exploration expense	–	–	–	–	–	(21.5)	(4.0)	(3.6)	(29.1)	(22.7)	(51.8)	(1.7)	(1.7)	(53.5)
Restructuring costs	(0.7)	(5.3)	(0.3)	(5.6)	–	(3.0)	–	(0.1)	(3.1)	–	(9.3)	–	0.0	(9.3)
Impairment of investments and assets	–	–	(43.8)	(43.8)	(6.7)	–	–	–	–	(156.4)	(206.9)	(14.2)	(14.2)	(221.1)
Profit/(loss) on disposal of assets	–	3.2	–	3.2	(4.7)	2.5	(1.0)	–	1.5	(0.1)	(0.1)	–	–	(0.1)
Investment income	0.9	1.3	0.1	1.4	–	–	–	–	–	4.0	6.3	–	–	6.3
Finance expense	(4.1)	(3.4)	(2.9)	(6.3)	(5.5)	(2.9)	(1.3)	(1.1)	(5.3)	(61.7)	(82.9)	–	–	(82.9)
Royalties	(1.2)	(34.0)	(9.7)	(43.8)	(3.1)	– [4]	– [4]	– [4]	(25.8)	–	(73.9)	(2.1)	(2.1)	(76.0)
Mining and income taxation	22.1	(59.3)	(11.7)	(71.1)	(108.7)				(77.6)	(13.2)	(248.5)	3.6	3.6	(244.9)
Current taxation	–	(34.6)	(0.7)	(35.4)	(33.0)	– [4]	– [4]	– [4]	(65.5)	(7.8)	(141.7)	(1.2)	(1.2)	(142.9)
Deferred taxation	22.1	(24.7)	(11.0)	(35.7)	(75.7)	– [4]	– [4]	– [4]	(12.1)	(5.4)	(106.8)	4.8	4.8	(102.0)
(Loss)/profit for the year	(55.2)	87.5	(89.3)	(1.8)	(93.4)	– [4]	– [4]	– [4]	178.8	(268.1)	(239.6)	(8.2)	(8.2)	(247.8)
(Loss)/profit attributable to:
– Owners of the parents	(55.2)	78.8	(80.5)	(1.7)	(93.0)	– [4]	– [4]	– [4]	178.8	(268.1)	(239.1)	(8.2)	(8.2)	(247.3)
– Non-controlling interests	–	8.7	(8.8)	(0.1)	(0.4)	– [4]	– [4]	– [4]	–	–	(0.5)	–	–	(0.5)
STATEMENT OF FINANCIAL POSITION at 31 December 2015
Total assets (excluding deferred taxation)	976.8	1,546.7	139.0	1,685.7	880.5	526.6	404.5	222.8	1,153.9	1,100.8	5,797.7	9.1	9.1	5,806.8
Total liabilities (excluding deferred taxation)	1,078.4	195.6	98.5	294.1	133.7	135.2	66.9	61.5	263.6	829.4	2,599.2	23.2	23.2	2,622.4
Net deferred taxation (assets)/liabilities	(36.0)	305.0	–	305.0	94.1	– [4]	– [4]	– [4]	82.5	(17.5)	428.1	– [4]	– [4]	428.1
Capital expenditure for the year ended 31 December 2015	66.9	204.2	16.9	221.1	64.8	114.5	73.0	72.4	259.9	1.4	614.1	20.0	20.0	634.1
The above is a geographical analysis presented by location of assets.

The Group’s continuing operations are primarily involved in gold mining, exploration and related activities. Activities are conducted and investments held both inside and outside South Africa. The segment results have been prepared and presented based on management’s reporting format. Gold mining operations are managed and internally reported based on the following geographical areas: in South Africa, South Deep mine, in Ghana, Tarkwa and Damang mines, in Australia, St Ives, Agnew/Lawlers, Granny Smith and Gruyere Gold Project and in Peru, the Cerro Corona mine. While the Gruyere Gold Project does not meet the quantitative criteria for disclosure as a separate segment, it is expected to become a significant contributor to the Group’s performance in future years as the project is being developed. The Group also has exploration interests which are included in the “Corporate and other” segment. Refer to accounting policies on segment reporting on page 151.

The Group’s discontinued operation was primarily involved in gold mining, exploration and related activities. Activities are conducted and investments held in Australia.

US Dollar figures may not add as they are rounded independently.

[1]

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

[2]

“Corporate and other” represents the items to reconcile segment data to consolidated financial statement totals, including the elimination of intercompany transactions and balances as well as the Group’s exploration interests. This does not represent a separate segment as it does not generate revenue. Included in “Corporate and other” is the adjustment made in respect of the purchase price allocation, including goodwill relating to the acquisition of South Deep.

[3]

Other costs “Corporate and other” comprise share of loss of associates net of taxation of US$5.7 million, profit on disposal of investments of US$0.1 million and the balance of US$6.2 million consists mainly of corporate related costs.

[4]	The Australian operations are entitled to transfer and off-set profits and losses from one company to another, therefore it is not meaningful to split the royalties, income or deferred taxation.

AFR-207

The Gold Fields Annual Financial Report including Governance Report 2017	206

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

continued

for the year ended 31 December

42.	MAJOR GROUP INVESTMENTS – DIRECT AND INDIRECT

						Carrying value in holding company

		Shares held		Group beneficial interest		Shares		Loans[6]

	Notes	2017	2016	2017%	2016%	2017 R million	2016 R million	2017 R million	2016 R million
SUBSIDIARIES
Unlisted
Abosso Goldfields Ltd[7]
– Class “A” shares	1	49,734,000	49,734,000	90.0	90.0	–	–	–	–
– Class “B” shares	1	4,266,000	4,266,000	90.0	90.0	–	–	–	–
Agnew Gold Mining Company Pty Ltd	2	54,924,757	54,924,757	100.0	100.0	–	–	–	–
Beatrix Mines Ltd	3	96,549,020	96,549,020	100.0	100.0	206.8	206.8	–	–
Beatrix Mining Ventures Ltd	3	9,625,001	9,625,001	100.0	100.0	120.4	120.4	(136.8)	(136.8)
Darlot Mining Company Pty Ltd	2	1	1	100.0	100.0	–	–	–	–
Driefontein Consolidated (Pty) Ltd	3	1,000	1,000	100.0	100.0	–	–	(13.1)	(13.1)
GFI Joint Venture Holdings (Pty) Ltd	3	311,668,564	311,668,564	100.0	100.0	–	–	(0.4)	(0.4)
GFL Mining Services Ltd	3	235,676,387	235,676,387	100.0	100.0	18,790.5	18,790.5	(8,331.2)	(8,004.2)
Gold Fields Ghana Ltd[8]	1	900	900	90.0	90.0	–	–	–	–
Gold Fields Group Services (Pty) Ltd	3	1	1	100.0	100.0	–	–	(224.8)	355.5
Gold Fields Holdings Company (BVI) Ltd	5	4,084	4,084	100.0	100.0	–	–	–	–
Gold Fields La Cima S.A.[9]	4	1,426,050,205	1,426,050,205	99.5	99.5	–	–	–	–
Gold Fields Operations Ltd	3	156,279,947	156,279,947	100.0	100.0	–	–	(0.4)	(0.4)
Gold Fields Orogen Holdings (BVI) Ltd	5	356	356	100.0	100.0	–	–	–	–
Gruyere Mining Company Pty Ltd	2	1	1	100.0	100.0	–	–	–	–
GSM Mining Company Pty Ltd	2	1	1	100.0	100.0	–	–	–	–
Kloof Gold Mining Company Ltd	3	138,600,000	138,600,000	100.0	100.0	602.8	602.8	(610.2)	(610.2)
Newshelf 899 (Pty) Ltd[10]	3	90,000,000	90,000,000	100.0	100.0	23,210.9	23,210.9	–	–
St Ives Gold Mining Company Pty Ltd	2	281,051,329	281,051,329	100.0	100.0	–	–	–	–
Total						42,931.4	42,931.4	(9,316.9)	(8,409.6)

[1]	Incorporated in Ghana.

[2]	Incorporated in Australia.

[3]	Incorporated in the Republic of South Africa.

[4]	Incorporated in Peru.

[5]	Incorporated in the British Virgin Islands.

[6]	The loans are unsecured, interest free and have no fixed repayment terms.

[7]

Abosso Goldfields Ltd (“Abosso”) owns the Damang operation in Ghana. The accumulated non-controlling interest of Abosso at 31 December 2017 amounts to US$5.8 million (2016: US$3.6 million). No dividends were paid to the non-controlling interest during 2017 or 2016. Refer to the segment reporting, note 41, for summarised financial information of Damang.

[8]

Gold Fields Ghana Ltd (“GFG”) owns the Tarkwa operation in Ghana. The accumulated non-controlling interest of GFG at 31 December 2017 amounts to US$119.2 million (2016: US$116.6 million). A dividend of US$5.8 million was advanced to the non-controlling interest during 2017 (2016: US$nil). Refer to the segment reporting, note 41, for summarised financial information of Tarkwa.

[9]

Gold Fields La Cima S.A. (“La Cima”) owns the Cerro Corona operation in Peru. The accumulated non-controlling interest of La Cima at 31 December 2017 amounts to US$2.4 million (2016: US$2.5 million). A dividend of US$0.6 million was paid to the non-controlling interest during 2017 (2016: US$0.2 million). Refer to the segment reporting, note 41, financial information of Cerro Corona.

[10]

Refer note 25.2. Newshelf is the holding company of GFIJVH and GFO which own the South Deep mine. In terms of the South Deep BEE agreement, there is an agreed phase-in participation of BEE partners over 20 years. The BEE partners’ stake will ultimately be 10%, resulting in a 90% holding by Newshelf.

AFR-208

207	The Gold Fields Annual Financial Report including Governance Report 2017

42.	MAJOR GROUP INVESTMENTS – DIRECT AND INDIRECT (continued)

	Shares held		Group beneficial interest

	2017	2016	2017%		2016%

OTHER[1]
Listed associates
Maverix Metals Incorporated (“Maverix”)	42,850,000	42,850,000	27.9		32.3
Rusoro Mining Limited	140,000,001	140,000,001	25.7		25.7

Joint venture
Far Southeast Gold Resources Incorporated	1,737,699	1,737,699	40.0		40.0

Listed equity investments
Bezant Resources PLC	17,945,922	17,945,922	2.9		8.8
Cardinal Resources Limited	42,818,182	13,700,270	11.5		4.5
Cardinal Resources Limited (Options)	38,220,051	19,705,790	33.0	[2]	17.0
Cascadero Copper Corporation	2,025,000	2,025,000	1.1		1.1
Clancy Exploration Limited	17,764,783	17,764,783	0.6		0.7
Consolidated Woodjam Copper Corporation	12,848,016	12,848,016	17.2		17.8
Fjordland Exploration Incorporated	363,636	1,818,182	0.8		1.8
Gold Road Resources Limited	87,117,909	–	9.9		–
Hummingbird Resources PLC	21,258,503	21,258,503	6.2		6.2
Orsu Metals Corp	2,613,491	26,134,919	7.3		19.7
Radius Gold Incorporated	3,625,124	3,625,124	4.2		4.2
Red 5 Limited	246,875,821	–	19.9	[3]	–

[1]	Only major investments are listed individually.

[2]	If the Group was to exercise all the Cardinal Resources options, the Group’s effective interest would be below 20% and therefore does not have significant influence over Cardinal Resources Limited.

[3]	An assessment has been performed and the Group does not have significant influence over Red 5 Limited.

AFR-209

The Gold Fields Annual Financial Report including Governance Report 2017	208

OPERATING AND FINANCIAL INFORMATION BY MINE

for the year ended 31 December

SOUTH AFRICA REGION

	SOUTH DEEP
				Gold produced				Net earnings

	Tonnes milled	Yield g/ton	*	Kilograms	’000 ounces	Cash cost US$/oz	**	SA Rand million	US$ million

Year to 30 June
2007#	1,104,000	4.6		5,076	163	595		(46.8)	(6.5)
2008	1,367,000	5.3		7,220	232	727		(143.1)	(19.7)
2009	1,241,000	4.4		5,434	175	717		(10.9)	(1.2)
2010	1,681,000	4.9		8,236	265	811		(81.0)	(10.7)
Six months to
December 2010	1,101,000	4.1		4,547	146	939		(96.5)	(13.5)
Year to 31 December
2011	2,440,000	3.5		8,491	273	1,073		146.4	20.3
2012	2,106,000	4.0		8,411	270	1,105		122.1	14.9
2013	2,347,000	4.0		9,397	302	1,045		(206.9)	(21.6)
2014	1,323,000	4.7		6,236	200	1,732		(897.7)	(83.0)
2015	1,496,000	4.1		6,160	198	1,559		(700.5)	(55.2)
2016	2,248,000	4.0		9,032	290	1,234		191.1	13.0
2017	2,081,000	4.2		8,748	281	1,400		(337.6)	(25.3)
Total	20,535,000	4.2		86,988	2,797

#   For the seven months ended 30 June 2007, since acquisition control.

*  Combined surface and underground yield.

** All-in costs: as from 2014 per the new World Gold Council Standard issued on 27 June 2013.

WEST AFRICA REGION

			GHANA DIVISION
		TARKWA MINE – TOTAL MANAGED

			Gold produced				Net earnings (before minorities)

	Tonnes treated	Yield g/ton	Kilograms	’000 ounces	Cash cost US$/oz	**	US$ million

Year to 30 June
1994 – 2005	91,612,600	1.2	108,546	3,490	n/a		210.9
2006	21,487,000	1.0	22,060	709	292		97.8
2007	22,639,000	1.0	21,684	697	333		116.9
2008	22,035,000	0.9	20,095	646	430		147.8
2009	21,273,000	0.9	19,048	612	521		100.0
2010	22,716,000	1.0	22,415	721	536		187.9
Six months to December 2010	11,496,000	1.0	11,261	362	562		135.6
Year to 31 December
2011	23,138,000	1.0	22,312	717	556		401.4
2012	22,910,000	1.0	22,358	719	673		263.7
2013	19,275,000	1.0	19,664	632	816		(16.2)
2014	13,553,000	1.3	17,363	558	1,068		83.7
2015	13,520,000	1.3	18,229	586	970		87.5
2016	13,608,000	1.3	17,669	568	959		116.9
2017	13,527,000	1.3	17,617	566	940		85.4
Total	332,789,600	1.1	360,322	11,585

Surface operation from F1999.

** All-in costs: as from 2014 per the new World Gold Council Standard issued on 27 June 2013.

AFR-210

209	The Gold Fields Annual Financial Report including Governance Report 2017

		DAMANG MINE – total managed

			Gold produced				Net
	Tonnes treated	Yield g/ton	Kilograms	’000 ounces	Cash cost US$/oz	**	earnings SA Rand million

Year to 30 June
2002# – 2005	17,279,000	1.8	30,994	996	n/a		76.1
2006	5,328,000	1.4	7,312	235	341		27.2
2007	5,269,000	1.1	5,843	188	473		16.0
2008	4,516,000	1.3	6,041	194	551		25.9
2009	4,991,000	1.2	6,233	200	660		9.0
2010	5,028,000	1.3	6,451	207	660		45.9
Six months to December 2010	2,491,000	1.5	3,637	117	636		39.4
Year to 31 December
2011	4,942,000	1.4	6,772	218	701		100.5
2012	4,416,000	1.2	5,174	166	918		36.3
2013	3,837,000	1.2	4,760	153	1,060		(118.3)
2014	4,044,000	1.4	5,527	178	1,175		3.4
2015	4,295,000	1.2	5,220	168	1,326		(89.3)
2016	4,268,000	1.1	4,594	148	1,254		(4.5)
2017	4,590,000	1.0	4,467	144	1,827		20.4
Total	75,294,000	1.4	103,025	3,312

#   F2002 – For the five months ended 30 June, since acquisition.

** All-in costs: as from 2014 per the new World Gold Council Standard issued on 27 June 2013.

AUSTRALASIA REGION

			AUSTRALIA DIVISION
			St IVES MINE

			Gold produced

	Tonnes treated	Yield g/ton	Kilograms	’000 ounces	Cash cost US$/oz	**	Cash cost A$/oz	**

Year to 30 June

2002# – 2005	21,960,000	2.7	59,838	1,924	254		379
2006	6,690,000	2.3	15,440	496	339		453
2007	6,759,000	2.2	15,146	487	424		540
2008	7,233,000	1.8	12,992	418	582		649
2009	7,262,000	1.8	13,322	428	596		805
2010	6,819,000	1.9	13,097	421	710		806
Six months to December 2010	3,284,000	2.3	7,557	243	710		757
Year to 31 December
2011	6,745,000	2.1	14,449	465	901		873
2012	7,038,000	2.0	13,992	450	931		899
2013	4,763,000	2.6	12,525	403	833		861
2014	4,553,000	2.5	11,246	362	1,164		1,289
2015	3,867,000	3.0	11,566	372	969		1,287
2016	4,046,000	2.8	11,290	363	949		1,273
2017	4,198,000	2.7	11,319	364	916		1,198
Total	95,217,000	2.4	223,779	7,195

#   F200-For the seven months ended 30 June, since acquisition.

** All-in costs: as from 2014 per the new World Gold Council Standard issued on 27 June 2013.

AFR-211

The Gold Fields Annual Financial Report including Governance Report 2017	210

OPERATING AND FINANCIAL INFORMATION BY MINE continued

for the year ended 31 December

			AGNEW MINE
			Gold produced

	Tonnes treated	Yield g/ton	Kilograms	’000 ounces	Cash cost US$/oz	**	Cash cost A$/oz	**

Year to 30 June
2002# – 2005	4,299,000	4.6	19,911	640	236		357
2006	1,323,000	5.2	6,916	222	266		355
2007	1,323,000	5.0	6,605	212	295		377
2008	1,315,000	4.8	6,336	204	445		496
2009	1,066,000	5.6	5,974	192	401		541
2010	883,000	5.8	5,140	165	539		611
Six months to December 2010	417,000	5.9	2,477	80	621		662
Year to 31 December
2011	935,000	6.5	6,035	194	696		675
2012	943,000	5.8	5,494	177	827		799
2013	974,000	6.9	6,705	216	625		646
2014	1,246,000	6.8	8,419	271	990		1,096
2015	1,218,000	6.0	7,360	237	959		1,276
2016	1,176,000	6.1	7,134	229	971		1,301
2017	1,235,000	6.1	7,502	241	977		1,276
Total	18,353,000	5.6	102,009	3,280

#   For the seven months ended 30 June, since acquisition.

** All-in costs: as from 2014 per the new World Gold Council Standard issued on 27 June 2013.

			DARLOT MINE
			Gold produced

	Tonnes treated	Yield g/ton	Kilograms	’000 ounces	Cash cost US$/oz	**	Cash cost A$/oz	**

Year to 31 December
2013 from Oct	158,000	3.9	613	20	1,025		1,059
2014	525,000	5.0	2,601	84	1,222		1,353
2015	457,000	5.3	2,440	78	1,057		1,403
2016	454,000	4.6	2,066	66	1,238		1,662
2017#	338,000	3.6	1,219	39	1,432		1,874
Total	1,932,000	4.6	8,939	287

** All-in costs: as from 2014 per the new World Gold Council Standard issued on 27 June 2013.

# Sale completed on 2 October 2017.

			GRANNY SMITH MINE
			Gold produced

	Tonnes treated	Yield g/ton	Kilograms	’000 ounces	Cash cost US$/oz	**	Cash cost A$/oz	**

Year to 31 December
2013 from Oct	330,000	5.9	1,935	62	786		812
2014	1,472,000	6.7	9,804	315	809		896
2015	1,451,000	6.5	9,365	301	764		1,017
2016	1,446,000	6.1	8,827	284	834		1,119
2017	1,726,000	5.2	9,030	290	896		1,171
Total	6,425,000	6.1	38,961	1,252

**   All-in costs: as from 2014 per the new World Gold Council Standard issued on 27 June 2013.

AFR-212

211	The Gold Fields Annual Financial Report including Governance Report 2017

	ST IVES/AGNEW/LAWLERS/ DARLOT/GRANNY SMITH

	Net earnings

	US$ million	A$ million

Year to 30 June
2002# – 2005	181.2	296.2
2006	39.3	52.6
2007	41.5	52.8
2008	36.8	41.2
2009	69.8	94.3
2010	81.0	89.9
Six months to December 2010	60.9	64.9
Year to 31 December
2011	189.6	183.8
2012	88.9	85.8
2013	(138.9)	(143.6)
2014	94.5	104.7
2015	175.5	233.3
2016	219.5	294.4
2017	219.2	266.8
Total	1,358.8	1,717.1

#	F2002 – For the seven months ended 30 June 2002, since acquisition.

SOUTH AMERICA REGION

	PERU DIVISION
	CERRO CORONA — TOTAL MANAGED
			Gold produced – note 1				Net earnings
	Tonnes treated	Yield g/ton	Kilograms	’000 ounces	Cash cost US$/oz	**	(before minorities) US$ million

Year to 30 June
2009#	4,547,000	1.5	6,822	219	369		25.4
2010	6,141,000	2.0	12,243	394	348		90.8
Six months to December 2010	3,102,000	2.0	6,206	200	395		93.3
Year to 31 December
2011	6,593,000	1.8	11,915	383	437		208.5
2012	6,513,000	1.6	10,641	342	492		217.6
2013	6,571,000	1.5	9,851	317	491		80.5
2014	6,797,000	1.5	10,156	327	702		66.5
2015	6,710,000	1.4	9,196	296	777		(93.4)
2016	6,977,000	1.2	8,405	270	762		(73.1)
2017	6,796,000	1.4	9,540	307	673		97.4
Total	60,747,000	1.6	94,975	3,053

#   Transition from Project to Operation from September 2008.

Note 1 – Cerro Corona is a gold and copper mine. As such gold produced is based on gold equivalent ounces.

AFR-213

The Gold Fields Annual Financial Report including Governance Report 2017	212

SHAREHOLDERS’ INFORMATION

Register date: 29 December 2017

Issued share capital: 821,532,707 shares

SHAREHOLDER SPREAD	Number of shareholders	%	Number of shares	%
1 – 1000 shares	11,349	84.11	1,545,499	0.19
1001 – 10 000 shares	1,301	9.64	4,232,444	0.52
10 001 – 100 000 shares	507	3.76	19,692,741	2.40
100 001 – 1 000 000 shares	263	1.95	84,183,929	10.25
Over 1 000 000 shares	73	0.54	711,878,094	86.65
Total	13,493	100.00	821,532,707	100.00

DISTRIBUTION OF SHAREHOLDERS	Number of shareholders	%	Number of shares	%
American Depositary Receipts	3	0.02	350 110 920	42.62
Banks	223	1.65	148,274,267	18.05
Brokers	95	0.70	33,416,785	4.07
Close Corporations	83	0.62	74,154	0.01
Control Account	1	0.01	933,958	0.11
Endowment Funds	21	0.16	1,486,967	0.18
Individuals	11,661	86.42	8,027,987	0.98
Insurance Companies	19	0.14	7,786,553	0.95
Investment Companies	22	0.16	5,993,245	0.73
Medical Aid Schemes	12	0.09	368,641	0.04
Mutual Funds	407	3.02	138,569,897	16.87
Nominees and Trusts	509	3.77	21,184,218	2.58
Other Corporations	53	0.39	888,343	0.11
Own Holdings	4	0.03	2,497,809	0.30
Pension Funds	193	1.43	87,503,493	10.65
Private Companies	180	1.33	855,979	0.10
Public Companies	6	0.04	34,097	0.00
Share Trust	1	0.01	13,525,394	1.65
Total	13,493	100.00	821,532,707	100.00

PUBLIC/NON-PUBLIC SHAREHOLDERS	Number of shareholders	%	Number of shares	%
Non-public shareholders	9	0.07	16,762,007	2.04
Directors of the Company	4	0.03	742,405	0.09
Share Trust	1	0.01	13,525,394	1.65
Own Holdings	4	0.03	2,497,809	0.30
Public Shareholders	13,484	99.93	804,770,700	97.96
Total	13,493	100.00	821,532,707	100.000

AFR-214

213	The Gold Fields Annual Financial Report including Governance Report 2017

BENEFICIAL SHAREHOLDERS HOLDING 3% OR MORE	Number of shares	%
Government Employees Pension Fund	63,107,220	7.68
Market Vectors Junior Gold Miners ETF	48,899,163	5.95
VanEck Vectors Gold Miners ETF	37,211,379	4.53
Total	149,217,762	18.16

FUND MANAGERS HOLDING 3% OR MORE	Number of shares	%
VanEck Global	87,422,717	10.64
Allan Gray Proprietary Limited	64,284,135	7.82
Public Investment Corporation	56,494,408	6.88
BlackRock Investment Mgt – Index	48,058,418	5.85
Dimensional Fund Advisors	43,656,914	5.31
Vanguard Group	28,404,553	3.46
Total	328,321,145	39.96

FOREIGN CUSTODIAN HOLDING 3% OR MORE	Number of shares	%
State Street Bank & Trust Company	82,599,551	10.05
JPMorgan Chase Bank, National Association	34,611,923	4.21
Brown Brothers Harriman & Co	27,911,786	3.40
The Bank of New York Mellon	27,125,875	3.30
Total	172,249,135	20.96

AFR-215

The Gold Fields Annual Financial Report including Governance Report 2017	214

GLOSSARY OF TERMS

ABET	Adult Basic Education and Training

AISC

All-in Sustaining Costs. AISC comprises On-Site Mining Costs (on a sales basis); On-Site General & Administrative costs; Royalties & Production Taxes; Realised Gains/Losses on Hedges due to operating costs; Community Costs related to current operations; Permitting Costs related to current operations; 3rd party smelting, refining and transport costs; Non-Cash Remuneration (Site-Based); Stock-piles/product inventory write down; Operational Stripping Costs; By-Product Credits; Corporate General & Administrative costs (including share-based remuneration); Reclamation & remediation – accretion & amortisation (operating sites); Exploration and study costs (sustaining); and Capital exploration (sustaining)

AIC

All-in Costs. AIC is AISC plus Community Costs not related to current operations; Community Costs not related to current operations; Reclamation and remediation costs not related to current operations; Exploration and study costs (non-sustaining); Capital exploration (non-sustaining); Capitalised stripping & underground mine development (non-sustaining); and Capital expenditure (non-sustaining)

AS/NZ 4801	Australian occupational health and safety management standards

Backfill	Material generally sourced from processing plant mine residues and utilised for the filling of mined voids, to ensure long-term stability of excavations and minimise the effects of seismic activity

BEE

Black Economic Empowerment. BEE seeks to ensure that black persons within South Africa gain a significant degree of control in the economy through the possession of equity stakes and the holding of management positions within an institution

Blasthole	The hole into which a blasting charge is inserted in order to blast loose a quantity of rock

Borehole or drill hole	Hole bored or drilled in rock, usually to obtain representative samples (see diamond drill)

Box-hole	A cross raise, normally from the access cross-cut to the reef horizon, for the purpose of drawing broken rock and ore from the reef horizon into a conveyance in the cross-cut

Bulk mining	Any large-scale, mechanised method of mining involving many thousands of tonnes of ore being blasted or caved and transported to a processing plant

BVQI	Bureau Veritas Qualite International is a leading global and independent certification body that audits and certifies whether company systems meet the requirements of ISO standards

Carbon-in-leach (“CIL”)

The recovery process in which gold is leached from gold ore pulp by cyanide and simultaneously adsorbed onto activated carbon granules in the same vessel. The loaded carbon is then separated from the pulp for subsequent gold removal by elution. The process is typically employed where there is a naturally occurring gold adsorbent in the ore

Capital expenditure (or capex)	Specific project or ongoing expenditure for replacement or additional equipment, materials or infrastructure

Carbon-in-pulp (“CIP”)

The recovery process in which gold is first leached from gold ore pulp by cyanide and then adsorbed onto activated carbon granules in separate vessels. The loaded carbon is then separated from the pulp for subsequent gold removal by elution

Channel	Historic water course into which sediments consisting of gravel and sand are/have been deposited

Collective Bargaining Agreement	Collective Bargaining Agreement means a written agreement concerning terms and conditions of employment or any other matter of mutual interest concluded by a trade union(s) and the Company

AFR-216

215	The Gold Fields Annual Financial Report including Governance Report 2017

Comminution	The term used to describe the process by which ore is reduced in size in order to liberate the desired mineral from the gangue material in preparation for further processing

Co-morbidity	Medical term for diseases that commonly co-exist, which increase the risk of morbidity

Concentrate	A metal-rich product resulting from a mineral enrichment process such as gravity concentration or flotation, in which most of the desired mineral has been separated from the waste material in the ore

Conglomerate	Sedimentary rocks comprising eroded subangular to rounded pebbles within a finer-grained matrix

Cross-cut	A horizontal underground drive developed perpendicular to the strike direction of the stratigraphy and reef

Cut-off grade	The lowest grade of mineralised ore, which determines whether or not it is economic to mine and send to the processing plant

Decline	An excavation from surface or subsurface, in the form of a tunnel, which is developed downwards

Depletion	The decrease in quantity of ore, in a deposit or property resulting from extraction or mining

Development	Is any tunnelling operation that is developed for either exploration, exploitation or both

Diamond drill	A rotary type of rock drill that cuts a core of rock by diamond bits and is recovered in long cylindrical sections

Dilution	Waste or material below the cut-off grade that contaminates the ore during the course of mining operations and thereby reduces the average grade mined

Dip	Angle of inclination of a geological feature/rock from the horizontal

Dyke	Tabular, vertical or near vertical body of igneous rock formed by the intrusion of magma generally into planar structural zones of weakness

Elution	The chemical process of desorbing gold from activated carbon

Face	The end of a development end, drift, cross-cut or stope at which work is taking place

Facies	The characteristics of a rock unit defined by its composition, lithology, physical properties and geochemical parameters, usually reflecting the conditions of its origin

Fatality rate	Number of deaths normally expressed as a ratio per million man-hours worked

Fault	The surface or plane of a fracture along which movement has occurred

Feasibility study

A comprehensive design and costing study of the selected option for the development of a mineral project in which appropriate assessments have been made of realistically assumed geological, mining, metallurgical, economic, marketing, legal, environmental, social, governmental, engineering, operational and all other modifying factors, which are considered in sufficient detail to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable) and the factors reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The overall confidence of the study should be stated

AFR-217

The Gold Fields Annual Financial Report including Governance Report 2017	216

GLOSSARY OF TERMS continued

Filtration	Process of separating usually valuable solid material from a liquid

Flotation

The process by which the surface chemistry of the desired mineral particles is chemically modified such that they preferentially attach themselves to bubbles and float to the surface of the pulp in specially designed vessels. The gangue or waste minerals are chemically depressed and do not float, thus allowing the valuable minerals to be concentrated and separated from the undesired material

Footwall	The underlying side of an ore body or stope

Free cash flow margin	The free cash flow (“FCF”) margin is revenue less cash outflow divided by revenue expressed as a percentage

Gold equivalent

A quantity of metal (such as copper) converted to an amount of gold in ounces, based on accepted gold and other metal prices, ie the accepted total value of the metal based on its weight and value thereof divided by the accepted value of one troy ounce of gold

Grade	The quantity of gold or other metal contained within a unit weight of one metric tonne, generally expressed in grams per metric tonne (“g/t”) or percent metal per metric tonne (%)

Hanging wall	The overlying side of an ore body or slope

Haulage	A horizontal underground excavation which is used to transport mined ore

Head grade	The grade of the material delivered to the processing facility (such as heap leach pad, mill, etc.) The Mineral Reserve declaration is for material as delivered to the processing facility

Hedging	Taking a buy or sell position in futures market opposite to a position held in the cash/spot market to minimise the risk of financial loss from an adverse price change

Hydrothermal	Process of injection of hot, aqueous, generally mineral-rich solutions into existing rocks or geological features

ICVCT	Informed Consented Voluntary Counselling and Testing

Indicated Mineral Resources

That part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed

Inferred Mineral Resource

That part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill-holes which may be limited or of uncertain quality and reliability

ISO 14000	International standards for organisations to implement sound environmental management systems

AFR-218

217	The Gold Fields Annual Financial Report including Governance Report 2017

Lock-up gold	Gold trapped as a temporary inventory within a processing plant, or sections thereof, typically milling circuits

LTIFR	Lost-Time Injury Frequency Rate, expressed in million man-hours worked

Measured Mineral Resource

That part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and grade continuity

Milling	A general term used to describe the process in which the ore is crushed and ground and subjected to physical or chemical treatment to extract the valuable metals to a concentrate or finished product

Mine Health and Safety Act (“MHSA”)	The South African Mine Health and Safety Act, No 29 of 1996

Mineralised	Rock in which minerals have been introduced

Mineral Reserve

A ‘Mineral Reserve’ is the economically mineable material derived from a Measured or Indicated Mineral Resource or both. It includes diluting and contaminating materials and allows for losses that are expected to occur when the material is mined. Appropriate assessments to a minimum of a Pre-Feasibility Study for a project and a Life-of-Mine Plan for an operation must have been completed, including consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors (the modifying factors). Such modifying factors must be disclosed

Mineral Resource

A ‘Mineral Resource’ is a concentration or occurrence of material of economic interest in or on the earth’s crust in such form, quality and quantity that there are reasonable and realistic prospects for eventual economic extraction. The location, quantity, grade, continuity and other geological characteristics of a Mineral Resource are known, or estimated from specific geological evidence, sampling and knowledge interpreted from an appropriately constrained and portrayed geological model. Mineral Resources are subdivided, and must be so reported, in order of increasing confidence in respect of geoscientific evidence, into Inferred, Indicated or Measured categories

Net cash flow	Cash flow from operating activities less net capital expenditure and environmental payments

Normal fault	Fault in which the hanging wall moves downward relative to the footwall, under extensional tectonic conditions

Nugget effect	A measure of the randomness of the grade distribution within a mineralised zone

NUM	National Union of Mine Workers

OHSAS	Management system standards, developed in order to facilitate the integration of quality and occupational health and safety management systems by organisations

Payshoot	Linear to sublinear zone within a reef for which gold grades or accumulations are predominantly above the cut-off grade

Pillar	Rock left behind to help support the excavations in an underground mine

Probable Mineral Reserve

The economically mineable material derived from a Measured and/or Indicated Mineral Resource. It is estimated with a lower level of confidence than a Proved Mineral Reserve. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, to a minimum of a pre-feasibility study for a project, have been carried out, including consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified

AFR-219

The Gold Fields Annual Financial Report including Governance Report 2017	218

GLOSSARY OF TERMS continued

Project capital	Capital expenditure that is associated with specific projects

Proved Mineral Reserve

The economically mineable material derived from a Measured Mineral Resource. It is estimated with a high level of confidence. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, to a minimum of a pre-feasibility study for a project, have been carried out, including consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified

Reef	A general term for metalliferous mineral deposit (gold) within a geological zone or unit

Remuneration Report	●	The term Executive Directors refers to the CEO and the CFO, who are members of the Board of Gold Fields Limited
●

The term Executive Committee or Executives refers to the Gold Fields Limited Executive Committee, which for purposes of King IV™ is the executive management of the Company. The Executive Committee is made up of the CEO, CFO, the Corporate Executive Vice Presidents (“EVPs”) and the Regional EVPs

	●	Corporate EVPs refers to those members of the Executive Committee who are based at the Corporate Office of the Company based in Sandton, Johannesburg, South Africa
	●	Regional EVPs are those members of the Executive Committee who are heads of their respective regions, namely South Africa, West Africa, Americas and Australia
	●	LTIP – Long Term Incentive Plan
	●	LTI – Long Term Incentive
	●	MSR – Minimum Shareholding Requirements
	●	STI – Short Term Incentive Plan
	●	RemCo – Remuneration Committee
	●	BSC – Balance Scorecard
	●	GRP – Gross Remuneration Package
	●	BRP – Base Rate of Pay
	●	MSR – Minimum Shareholding Requirement
	●	RexCo – Regional Executive Committee
	●	EVP – Executive Vice President
	●	ROE – Rate of exchange
	●	CEO – Chief Executive Officer
	●	CFO – Chief Financial Officer
	●	TSR – Absolute and Relative Total Shareholder Return
	●	FCFM – Free Cash-Flow Margin
	●	ExCo – Executive Committee
	●	NED – Non-Executive Director

SADC	Southern African Development Community

SAMREC Code	The South African code for the reporting of exploration results, Mineral Resources and Mineral Reserves (the SAMREC Code) 2016 Edition

Seismic	Earthquake or earth vibration including those artificially induced by mining operations

Shaft	An opening cut downwards from the surface for transporting personnel, equipment, supplies, ore and waste

Shear	A deformation resulting from stresses that cause contiguous parts of a body of rock to slide relative to each other in a direction parallel to their plane of contact

Stope	The working area from which ore is extracted in an underground mine

Stripping	The process of removing overburden or waste rock to expose ore

Stripping ratio	The ratio of waste tonnes to ore tonnes mined, calculated as total tonnes mined less ore tonnes mined, divided by ore tonnes mined

Stratigraphy	The science of rock strata, including arrangement according to geographical location lithological composition, geophysical and geochemical and chronological order of sequence

Strike	Direction or trend of geological structures such as bedding or fault planes defined by the intersection with the horizontal plane and is always perpendicular to the dip direction

AFR-220

219	The Gold Fields Annual Financial Report including Governance Report 2017

Subvertical shaft	An opening cut below the surface downwards from an established surface shaft

Surface sources	Ore sources, usually dumps, tailings dams and stockpiles, located at the surface

TEBA	The Employment Bureau of Africa

Tertiary shaft	An opening cut below the surface downwards from an established subvertical shaft

Trade union

An association of employees whose principal purpose is to regulate relations between employees and the Company, which has been registered; whose officials have been elected to represent the interests of employees within the workplace; and which is recognised for collective bargaining by the Company

Abbreviations and units

ABET	Adult Basic Education and Training

ADS	American Depository Shares

AIDS	Acquired Immune Deficiency Syndrome

ARC	Assessment and Rehabilitation Centres

ART	Antiretroviral therapy

A$	Australian Dollar

CBO	Community-based organisation

CIL	Carbon-in-leach

CIP	Carbon-in-pulp

CIS	Carbon-in-solution

DCF	Discounted cash flow

ETF	Exchange-traded fund

GFHS	Gold Fields Health Service

GFLC	Gold Fields La Cima

GRI	Global Reporting Initiative

HBC	Home-based care

HDSA	Historically disadvantaged South African

HIV	Human immunodeficiency virus

LoM plan	Life-of-mine plan

LTIFR	Lost-Time Injury Frequency Rate, quoted in million man-hours

MCF	Mine Call Factor

NGO	Non-governmental organisation

NUM	National Union of Mineworkers

NYSE	New York Stock Exchange

OHC	Occupational Health Centre

OT	Occupational therapy

PHC	Primary health clinic

PPI	Producer price index

SAMREC	South African code for Reporting of Exploration Results, Mineral Resources and Mineral Reserves

AFR-221

The Gold Fields Annual Financial Report including Governance Report 2017	220

GLOSSARY OF TERMS continued

SEC	United States Securities Exchange Commission

STI	Sexually transmitted infection

TB	Tuberculosis

TEC	Total employees costed

UASA	United Association of South Africa (a labour organisation)

VCT	Voluntary counselling and testing (for HIV)

cm	centimetre

cm.g/t	gold accumulation

g	gram

g/t	grams per metric tonne – gold grade

ha	hectare

kg	kilogram

km	kilometre

koz	thousand ounces

kt	thousand metric tonnes

ktpa	thousand metric tonnes per annum

ktpm	thousand tonnes per month

m2	square metre

Moz	million ounces

oz	fine troy ounce equalling 31.10348 grams

R	South African Rand

R/kg	South African Rand per kilogram

Rm	million South African Rand

R/t	South African Rand per metric tonne

t	metric tonne

US$	United States Dollar

US$m	million United States Dollars

US$/oz	United States Dollar per ounce

AFR-222

221	The Gold Fields Annual Financial Report including Governance Report 2017

GLOSSARY OF TERMS – SUSTAINABLE DEVELOPMENT

SUSTAINABLE DEVELOPMENT

●

United Nations Global Compact – is a United Nations initiative to encourage businesses worldwide to adopt sustainable and socially responsible policies, and to report on their implementation. The Global Compact is a principle-based framework for businesses, stating 10 principles in the areas of human rights, labour, the environment and anti-corruption. www.unglobalcompact.org

●	Global Reporting Initiative (“GRI”) – produces one of the world’s most prevalent standards for sustainability reporting. www.globalreporting.org

●

ICMM (International Council on Mining and Metals) – CEO-led organisation of mining companies that seeks to continually entrench best practice with regard to sustainable development and to provide a platform for member companies to share experiences. www.icmm.com

HEALTH, SAFETY AND WELLBEING

●	Total Recordable Injury Frequency Rate (“TRIFR”) TRIFR = (Fatalities + Lost Time Injuries + Restricted Work Injuries + Medically Treated Injuries) x 1,000,000/number of man-hours worked.

●

A Lost Time Injury (“LTI”) is a work-related injury resulting in the employee or contractor being unable to attend work for a period of one or more days after the day of the injury. The employee or contractor is unable to perform any of his/her duties.

●

A Restricted Work Injury (“RWI”) is a work-related injury sustained by an employee or contractor which results in the employee or contractor being unable to perform one or more of their routine functions for a full working day, from the day after the injury occurred. The employee or contractor can still perform some of his/her duties.

●

A Medically Treated Injury (“MTI”) is a work-related injury sustained by an employee or contractor which does not incapacitate that employee and who, after having received medical treatment, is deemed fit to immediately resume his/her normal duties on the next calendar day, immediately following the treatment or re-treatment.

●

OHSAS 18001 – An international voluntary standard for occupational health and safety management systems. As with other standards, it is based around the identification and control of risks and monitoring of the business performance against these.

●	Noise-Induced Hearing Loss (“NIHL”) – is an increasingly prevalent disorder that results from exposure to high-intensity sound, especially over a long period of time.

●

Silicosis – is a form of occupational lung disease caused by inhalation of crystalline silica dust, and is marked by inflammation and scarring in the form of nodular lesions in the upper lobes of the lungs.

●	Chronic Obstructive Airway Disease (“COAD”) – refers to chronic bronchitis and emphysema, a pair of commonly co-existing diseases of the lungs in which the airways become narrowed.

●

Highly active antiretroviral therapy (“HAART”) – Treatment of people infected with HIV, to suppress the growth of HIV, the retrovirus responsible for AIDS. The standard treatment consists of a combination of at least three drugs.

ENVIRONMENT

●	ISO 14001 – an international voluntary standard for environmental management systems. This is one standard in the ISO 14000 series of international standards on environmental management.

●

Environmental incidents – these are incidents that are classified in accordance with a system designed by Gold Fields (based on the GRI definition) that classifies the incident based on its severity. Incidents are classified as follows:

–	Not classified – Incidents below the level 1 classification threshold and with no environmental impact: No classification or administrative action required, but it can be logged.
–	Level 1 environmental incident – Incident that involves minor non-conformance that results in minimal or no environmental impact.
–	Level 2 environmental incident – Incident that involves minor non-conformance that results in short-term, limited and non-ongoing adverse environmental impacts.
–

Level 3 environmental incident – Incident that results in limited non-conformance or non-compliance. The non-compliance results in ongoing (as per the timeframes defined in Gold Fields Guidelines), but limited environmental impact.

–

Level 4 environmental incident – Incident resulting in significant non-conformance or non-compliance with significant short-term or medium-term environmental impact. Such events are likely to be operation-threatening in isolation and cumulatively (i.e. if the incidents are repeated) is very likely to threaten a licence to operate or social licence to operate. In addition, such incidents also have the potential to cause reputational damage.

–

Level 5 environmental incident – Incident that results in major non-conformance or non-compliance. The non-compliance or non-conformance results in either catastrophic short-term impact or medium to long-term environmental impact. Company or operation threatening implications and potential major damage to the Company’s reputation are almost inevitable.

AFR-223

The Gold Fields Annual Financial Report including Governance Report 2017	222

GLOSSARY OF TERMS – SUSTAINABLE DEVELOPMENT continued

Water withdrawal: The sum of all water drawn into the boundaries of Gold Fields from all sources (including surface water, ground water, rainwater, waste water from another organisation and municipal water supply) for any use/impact over the course of the calendar year.

●	Recycled water: Refers to the act of processing used water/waste water through the same or another cycle at the same facility. The water/waste water is treated before being recycled.

●	Reused water: Refers to water/waste water that is re-used without treatment at the same facility or at another of the reporting organisations’ facilities.

●

Acid mine drainage (“AMD”) or acid rock drainage (“ARD”), collectively called acid drainage (“AD”) is formed when certain sulphide minerals in rocks are exposed to oxidising conditions, such as the presence of oxygen, combined with water. AD can occur under natural conditions or as a result of the sulphide minerals that are encountered and exposed to oxidation during mining or during storage in waste rock dumps, ore stockpiles or tailings dams. The acidic water that forms usually contains iron and other metals if they are contained in the host rock.

SUPPLY CHAIN MANAGEMENT AND MATERIAL STEWARDSHIP

International Cyanide Management Code (“ICMC”) – is a voluntary industry programme for the manufacture, transport and use of cyanide in gold production. It focuses on the safe management of cyanide and cyanidation mill tailings and leach solutions. Companies that adopt the Code must have their mining operations that use cyanide to recover gold audited by an independent third party to determine the status of Code implementation, and must use certified manufacturers and transporters.

SOCIAL RESPONSIBILITIES

Socio-economic development spend (“SED”) – Payments made to communities and community investments that are not inherent to the functioning of the operation. This may include payments related to infrastructure, health and well-being, education and training, local environment, scholarships and donations. This definition is aligned to the World Gold Council (“WGC”) definition.

Host communities – are identified by each operation for the purpose of securing our mining licences – both legal and social. These communities are directly affected by and have an expectation regarding our activities.

Local Economic Development (“LED”) – refers to initiatives and monies disbursed to uplift socio-economic conditions in the communities in which we operate, in particular job creation and enterprise development

AA1000SES – is a generally applicable, open-source framework for improving the quality of the assessment, design, implementation and communication of stakeholder engagement.

OUR PEOPLE

HDSA – Historically disadvantaged South Africans.

ENERGY AND CARBON MANAGEMENT

Greenhouse gas emission (“GHG emission”) – Gas which absorbs outgoing terrestrial radiation, such as methane, CFCs and carbon dioxide.

Scope 1 carbon dioxide equivalent (“CO2e”) emissions – are those directly occurring from sources that are owned or controlled by the institution, including: on-site stationary combustion of fossil fuels; mobile combustion of fossil fuels by company-owned/controlled vehicles; and fugitive emissions. Fugitive emissions result from intentional or unintentional releases of GHGs.

Scope 2 CO2e emissions – are indirect emissions generated in the production of electricity consumed by the company.

Scope 3 CO2e emissions – are all the other indirect emissions that are a consequence of the activities of the institution, but occur from sources not owned or controlled by the institution such as commuting, air travel, waste disposal; embodied emissions from extraction, production and transportation of purchased goods; outsourced activities; contractor-owned vehicles; and line loss from electricity transmission and distribution.

Equivalent carbon dioxide (“CO2e”) – measures for describing how much global warming a given type and amount of greenhouse gas may cause, using the functionally equivalent amount or concentration of carbon dioxide (“CO2”) as the reference.

AFR-224

223	The Gold Fields Annual Financial Report including Governance Report 2017

ADMINISTRATION AND CORPORATE INFORMATION

Corporate Secretary

Lucy Mokoka

Tel: +27 11 562 9719

Fax: +27 11 562 9829

e-mail: lucy.mokoka@goldfields.com

Registered office

JOHANNESBURG

Gold Fields Limited

150 Helen Road

Sandown

Sandton

2196

Postnet Suite 252

Private Bag X30500

Houghton

2041

Tel: +27 11 562 9700

Fax: +27 11 562 9829

Office of the United Kingdom secretaries

LONDON

St James’s Corporate Services Limited

Suite 31, Second Floor

107 Cheapside

London

EC2V 6DN

United Kingdom

Tel: +44 20 7796 8644

Fax: +44 20 7796 8645

e-mail: general@corpserv.co.uk

American depository receipts transfer agent

Shareholder correspondence should be mailed to:

BNY Mellon Shareowner Services

PO Box 30170

College Station, TX 77842-3170

Overnight correspondence should be sent to:

BNY Mellon Shareowner Services

211 Quality Circle, Suite 210

College Station, TX 77845

e-mail: shrrelations@cpushareownerservices.com

Phone numbers

Tel: 888 269 2377 Domestic

Tel: 201 680 6825 Foreign

Sponsor

J.P. Morgan Equities South Africa Proprietary Limited

Gold Fields Limited

Incorporated in the Republic of South Africa

Registration number 1968/004880/06

Share code: GFI

Issuer code: GOGOF

ISIN – ZAE 000018123

Investor enquiries

Avishkar Nagaser

Tel: +27 11 562 9775

Mobile: +27 82 312 8692

e-mail: avishkar.nagaser@goldfields.com

Thomas Mengel

Tel: +27 11 562 9849

Mobile: +27 72 493 5170

e-mail: thomas.mengel@goldfields.com

Media enquiries

Sven Lunsche

Tel: +27 11 562 9763

Mobile: +27 83 260 9279

e-mail: sven.lunsche@goldfields.com

Transfer secretaries

SOUTH AFRICA

Computershare Investor Services Proprietary Limited

Rosebank Towers

15 Biermann Avenue

Rosebank

Johannesburg

2196

PO Box 61051

Marshalltown

2107

Tel: +27 11 370 5000

Fax: +27 11 688 5248

UNITED KINGDOM

Link Asset Services

The Registry

34 Beckenham Road

Beckenham

Kent BR3 4TU

England

Tel: 0871 664 0300

Calls cost 12p per minute plus your phone company’s access charge.

If you are outside the United Kingdom,

please call +44 371 664 0300.

Calls outside the United Kingdom will be charged at the applicable international rate.

The helpline is open between 9:00am – 5:30pm. Monday to Friday excluding public holidays in England and Wales.

e-mail: ssd@capita.co.uk

Website

WWW.GOLDFIELDS.COM

Listings

JSE / NYSE / GFI

SIX: GOLI

CA Carolus° (Chairperson) RP Menell° (Deputy Chairperson) NJ Holland*• (Chief Executive Officer) PA Schmidt• (Chief Financial Officer)

A Andani#° PJ Bacchus° TP Goodlace° C Lettonˆ° DMJ Ncube° SP Reidˆ° YGH Suleman°

ˆ Australian * British # Ghanaian

° Independent Director • Non-independent Director

AFR-225

AFR-226

AFR-227

FURTHER INFORMATION

KEY INFORMATION

Selected Historical Consolidated Financial Data

The selected historical consolidated financial data for fiscal 2014 and fiscal 2013 and as of 31 December 2014 and 2013 has been derived from Gold Fields’ audited consolidated financial statements, which are not included in this annual report. The selected historical consolidated financial data presented below have been derived from consolidated financial statements which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board. As a result of the Spin-off, the financial results of Sibanye-Stillwater, which include the KDC and Beatrix mines, have been presented as discontinued operations in the consolidated financial statements for fiscal 2013. In addition, given the disposal of the Darlot mine, the financial results of Darlot have been presented as discontinued operations in the consolidated financial statements for fiscal 2013 and 2014. See “Annual Financial Report—Notes to the consolidated financial statements—Note 12.1. Discontinued operations”. In addition, given the change in methodology relating to the amortisation of the mineral rights asset at the Australian operations, the financial information for 2013 and 2014 has been restated. See “Annual Financial Report—Notes to the consolidated financial statements—Note 40. Correction of methodology”. The Other Operating Data presented has been calculated as described in the footnotes to the table below:

Consolidated Income Statement Data

	Fiscal Period Ended 31 December
	2017	2016	2015	2014	2013
		Restated	Restated	Restated	Restated
	($ million, unless otherwise stated)
Revenue	2,761.8	2,666.4	2,454.1	2,762.6	2,880.3
Cost of sales	(2,105.1)	(2,001.2)	(1,988.5)	(2,249.5)	(2,266.7)
Investment income	5.6	8.3	6.3	4.2	8.5
Finance expense	(81.3)	(78.1)	(82.9)	(98.2)	(69.3)
Gain/(loss) on financial instruments	34.4	14.4	(4.5)	(11.0)	(0.3)
Foreign exchange (loss)/gain	(3.5)	(6.4)	9.5	8.4	7.3
Other costs, net	(19.0)	(16.8)	(21.7)	(61.0)	(94.7)
Share-based payments	(26.8)	(14.0)	(10.7)	(25.5)	(40.5)
Long-term incentive plan	(5.0)	(10.5)	(5.1)	(8.3)	—
Exploration expense	(109.8)	(86.1)	(51.8)	(45.4)	(113.6)
Share of results of equity-accounted investees net of taxation	(1.3)	(2.3)	(5.7)	(2.4)	(18.4)
Restructuring costs	(9.2)	(11.7)	(9.3)	(41.0)	(38.7)
Silicosis settlement costs	(30.2)	—	—	—	—
Impairment, net of reversal of impairment of investments and assets	(200.2)	(76.5)	(206.9)	(26.7)	(728.3)
Profit on disposal of investments	—	2.3	0.1	0.5	17.8
Profit on disposal of Chucapaca	—	—	—	4.6	—
Profit/(loss) on disposal of assets	4.0	48.0	(0.1)	(2.0)	1.6

Profit/(loss) before royalties and taxation	214.4	435.8	82.8	209.3	(455.0)
Royalties	(62.0)	(78.4)	(73.9)	(83.4)	(89.9)

Profit/(loss) before taxation	152.4	357.4	8.9	125.9	(544.9)
Mining and income taxation	(173.2)	(189.5)	(248.5)	(114.1)	(1.0)

(Loss)/profit from continuing operations	(20.8)	167.9	(239.6)	11.8	(545.9)
Profit/(loss) from discontinued operations, net of taxation	13.1	1.2	(8.2)	(2.1)	286.6

(Loss)/profit for the year	(7.7)	169.1	(247.8)	9.7	(259.3)

	Fiscal Period Ended 31 December
	2017	2016	2015	2014	2013
		Restated	Restated	Restated	Restated
	($ million, unless otherwise stated)
(Loss)/profit attributable to:
Owners of the parent	(18.7)	158.2	(247.3)	2.1	(247.8)
Continuing operations	(31.8)	157.0	(239.1)	4.2	(534.4)
Discontinued operations	13.1	1.2	(8.2)	(2.1)	286.6
Non-controlling interests	11.0	10.9	(0.5)	7.6	(11.5)
Continuing operations	11.0	10.9	(0.5)	7.6	(11.5)
	(7.7)	169.1	(247.8)	9.7	(259.3)

(Loss)/earnings per share attributable to owners of the parent:
Basic (loss)/earnings per share attributable to ordinary shareholders per share from continuing operations—cents	(4)	19	(31)	1	(72)
Basic earnings/(loss) per share from discontinued operations—cents	2	—	(1)	—	39
Diluted basic (loss)/earnings per share from continuing operations—cents	(4)	19	(31)	1	(72)
Diluted basic earnings/(loss) per share from discontinued operations—cents	2	—	(1)	—	39
Dividends per share (Rand)	1.00	0.71	0.24	0.42	0.75
Dividends per share ($)	0.08	0.05	0.02	0.04	0.08
Other Operating Data—Continuing Operations
All-in-sustaining costs net of by-product revenue per ounce of gold sold(1)	945	972	1,005	1,046	1,203
All-in-cost net of by-product revenue per ounce of gold sold(1)	1,081	998	1,025	1,081	1,313

Note:

(1)	Gold Fields has calculated AISC net of by-product revenue per ounce of gold sold by dividing total AISC net of by-product revenue, as determined using the guidance provided by the WGC, by only gold ounces sold. Total AISC costs, as defined by the WGC, are cost of sales before gold inventory change and amortisation and depreciation (See “Annual Financial Report—Notes to the consolidated financial statements—Note 2. Cost of sales”) excluding amortisation and depreciation plus all costs not included therein relating to sustaining current production including sustaining capital expenditure. The value of by-product revenues (i.e. silver and copper) is deducted from cost of sales excluding amortisation and depreciation as it effectively reduces the cost of gold production. The AIC net of by-product revenue starts with AISC costs net of by-product revenue and adds additional costs which relate to the growth of the Group, including non-sustaining capital expenditure and exploration, evaluation and feasibility costs not associated with current operations. AISC costs and AIC are reported on a per ounce of gold basis, net of by-product revenues (as per the WGC definition), as well as on a per ounce of gold equivalent basis, gross of by-product revenues. Changes in total AISC and AIC per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand and the Australian dollar compared with the U.S. dollar. Total AISC and all-in cost per ounce are not IFRS measures but are defined and reconciled to IFRS in management’s discussion and analysis of the financial statements. Management, however, believes that total AISC cost and total all-in cost per ounce will be helpful to investors, governments, local communities and other stakeholders in understanding the economics of gold mining.

Consolidated Statement of Financial Position Data

	Fiscal Period Ended 31 December
	2017	2016	2015	2014	2013
		Restated	Restated	Restated	Restated
	($ million, unless otherwise stated)
ASSETS
Non-Current assets	5,505.7	5,258.8	4,952.8	5,754.0	6,237.9
Property, plant and equipment	4,892.9	4,524.6	4,295.6	4,884.8	5,392.0
Goodwill	76.6	317.8	295.3	385.7	431.2
Inventories	132.8	132.8	132.8	132.8	93.8
Equity accounted investees	171.3	170.7	129.1	252.4	237.5
Investments	104.6	19.7	10.9	5.5	7.5
Environmental trust funds	55.5	44.5	35.0	30.4	23.9
Deferred taxation	72.0	48.7	54.1	62.4	51.9
Current assets	1,114.4	1,052.7	908.1	1,092.8	1,061.4
Inventories	393.5	329.4	298.2	368.3	404.5
Trade and other receivables	201.9	170.2	168.9	226.5	272.7
Cash and cash equivalents	479.0	526.7	440.0	458.0	325.0
Assets held for sale	40.0	26.4	1.0	40.0	59.2
Total assets	6,620.1	6,311.5	5,860.9	6,846.8	7,299.3

EQUITY AND LIABILITIES
Equity attributable to owners of the parent	3,275.8	3,050.7	2,644.4	3,531.2	3,853.7
Share capital	59.6	59.6	58.1	57.9	57.8
Share premium	3,562.9	3,562.9	3,412.9	3,412.9	3,412.9
Other reserves	(1,817.8)	(2,124.4)	(2,260.2)	(1,636.5)	(1,340.8)
Retained earnings	1,471.1	1,552.6	1,433.6	1,696.9	1,723.8
Non-controlling interest	127.2	122.6	111.9	124.5	193.8

Total equity	3,403.0	3,173.3	2,756.3	3,655.7	4,047.5
Non-current liabilities	2,363.1	2,278.8	2,540.5	2,478.0	2,628.3
Deferred taxation	453.9	458.6	482.2	383.7	400.3
Borrowings	1,587.9	1,504.9	1,761.6	1,765.7	1,933.6
Provisions	321.3	291.7	284.1	320.3	294.4
Long-term incentive plan	—	23.6	12.6	8.3	—
Current liabilities	854.0	859.4	564.1	713.1	623.5
Trade and other payables	548.5	543.3	427.6	509.7	462.4
Royalties payable	16.3	20.2	18.5	20.4	23.1
Taxation payable	77.5	107.9	59.3	37.8	11.5
Current portion of borrowings	193.6	188.0	58.7	145.2	126.5
Current portion of long-term incentive plan	18.1	—	—	—	—
Total equity and liabilities	6,620.1	6,311.5	5,860.9	6,846.8	7,299.3

Net Assets (excluding non-controlling interest) or equity attributable to owners of the parent	3,275.8	3,050.7	2,644.4	3,531.2	3,853.7
Net Debt	1,302.5	1,166.2	1,380.3	1,452.9	1,735.1
Number of ordinary shares as adjusted to reflect changes in capital structure (including treasury shares)	820,614,217	820,606,945	777,450,492	772,272,821	768,016,593

Exchange Rates

The following tables set forth, for the periods indicated, the average, high and low exchange rates of Rand for U.S. Dollars, expressed in Rand per $1.00. All exchange rates are sourced from I-Net Bridge (Proprietary) Limited, or I-Net Bridge, being the average rate.

Year ended	Average
31 December 2013	9.60	(1)
31 December 2014	10.82	(1)
31 December 2015	12.68	(1)
31 December 2016	14.70	(1)
31 December 2017	13.33	(1)
29 March 2018	11.84	(1)

Note:

(1)	The daily average of the closing rate during the relevant period as reported by I-Net Bridge.

Month ended	High	Low
31 October 2017	14.24	13.26
30 November 2017	14.46	13.65
31 December 2017	13.73	12.31
31 January 2018	12.47	11.83
28 February 2018	12.17	11.55
31 March 2018	12.11	11.60

The closing rate for the Rand on 29 March 2018, as reported by I-Net Bridge was Rand 11.84 per $1.00. Fluctuations in the exchange rate between the Rand and the U.S. dollar will affect the dollar equivalent of the price of the ordinary shares on the JSE, which may affect the market price of the American Depositary Shares, or ADSs, on the New York Stock Exchange, or NYSE. These fluctuations will also affect the U.S. dollar amounts received by owners of ADSs on the conversion of any dividends paid in Rand on the ordinary shares.

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

The ability to grow the business will depend on the successful implementation of Gold Fields’ existing and proposed strategic initiatives, such as the ramping up of production at South Deep (which accounts for 70% of Gold Fields’ mineral reserves as at 31 December 2017), the reinvestment of Damang, the development of the Gruyere Gold project, or the Gruyere Gold Project or Gruyere, as well as the achievement of a 15% free cash flow margin, or FCF Margin, at a gold price of U.S.$1,300 per ounce. See “Integrated Annual Report—Leadership—CEO Report—Strategy overview”. The Gruyere Project and the Salares Norte Project are exposed to all of the risks described below in “—To the extent that Gold Fields seeks to add to or replace its reserve base through exploration, it may experience problems associated with mineral exploration or developing mining projects”.

The successful implementation of the Company’s strategic initiatives depends upon many factors, including those outside its control. For example, the successful achievement of a 15% FCF Margin at a gold price of U.S.$1,300 per ounce will depend on, among other things, prevailing market prices for input costs.

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

Gold Fields is in the process of implementing initiatives, notably in relation to its Damang mine, Gruyere Project and ASX-listed Cardinal Resources Limited, or Cardinal Resources which include its strategic restructuring, including the reduction of marginal mining, cost-efficiency initiatives, increased brownfield exploration, production planning, cost-cutting and divestments. Any future contribution of these measures to profitability will be influenced by the actual benefits and savings achieved and by Gold Fields’ ability to sustain these ongoing efforts. A restructuring process commenced during fiscal 2017 at managerial level, with 26% of the management team being retrenched and a number of other positions being regraded. Since October 2017, management has also held extensive engagements with the National Union of Mineworkers, or the NUM, and the United Association of South Africa, or UASA, South Deep’s two registered trade unions, regarding the importance of a turnaround process at South Deep. Strategic restructuring and cost-cutting initiatives may involve various risks, including, for example, labour unrest and operating licence withdrawal. The risk is elevated in South Africa, given Gold Fields’ mining rights obligations. See “—Gold Fields’ mineral rights are subject to legislation, which could impose significant costs and burdens and which impose certain ownership requirements, the interpretation of which are the subject of dispute”.

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

Gold Fields’ revenues are primarily derived from the sale of gold that it produces. The Group’s policy is to remain unhedged to the gold price, though hedges are sometimes undertaken to protect cash flows at times of significant expenditure, for specific debt servicing requirements and to safeguard the viability of higher cost operations. As a result, it is exposed to changes in the gold price, which could lead to reduced revenue should the gold price decline. After falling 45% between September 2011 and December 2015, when it hit a low of U.S.$1,060 per ounce, the gold price recovered in fiscal 2017, ending the year at U.S.$1,300 per ounce. As at 29 March 2018, it was U.S.$1,324 per ounce, as trading in the metal remains volatile amid global political and economic uncertainties. See “Annual Financial Report—Notes to the consolidated financial statements—Note 37. Risk management activities”. The market price for gold has historically been volatile and is affected by numerous factors over which Gold Fields has no control, such as general supply and demand, speculative trading activity and global economic drivers.

Further, over the period from 2011 to 2017, the gold price has declined from an average price of U.S.$1,571 per ounce to an average price of U.S.$1,255 per ounce. Should the gold price decline below Gold Fields’ production costs, it may experience losses and should this situation continue for an extended period, Gold Fields may be forced to curtail or suspend some or all of its growth projects, operations and/or reduce operational capital expenditures. Gold Fields might not be able to recover any losses it incurred during, or after, such events. A sustained period of significant gold price volatility may also adversely affect Gold Fields’ ability to undertake new capital projects or continue with existing operations or make other long-term strategic decisions. The use of lower gold prices in reserve calculations and life of mine plans could also result in material impairments of Gold Fields’ investment in mining properties or a reduction in its reserve estimates and corresponding restatements of its reserves and increased amortisation, reclamation and closure charges.

In Peru, copper accounts for a significant proportion of the revenues at Gold Fields’ Cerro Corona mine, although copper is not a major element of Gold Fields’ overall revenues. Over the period from 2011 to 2017, the price of copper has declined from an average price of U.S.$8,836 per tonne to an average price of U.S.$6,131 per tonne. A variety of factors have and may depress global copper prices and a decline in copper prices, which have also fluctuated widely, would adversely affect the revenues, profit and cash flows of the Cerro Corona mine.

Because gold is sold in U.S. dollars, while a significant portion of Gold Fields’ production costs are in Australian dollars, Rand and other non-U.S. dollar currencies, Gold Fields’ operating results and financial condition could be materially harmed by a material change in the value of these non-U.S. dollar currencies.

Gold is sold throughout the world in U.S. dollars. Gold Fields’ costs of production are incurred principally in U.S. dollars, Australian dollars, Rand and other currencies. Recent volatility in the Rand (including significant depreciation of the Rand against the U.S. dollar in fiscal 2014 and 2015 before strengthening again in fiscal 2016 and 2017) and the Australian dollar against the U.S. dollar (including depreciation in fiscal 2014 and 2015, volatility throughout fiscal 2016 followed by a recovery in fiscal 2017) made our reported costs in South Africa and Australia and results of operations less predictable than when exchange rates are more stable. As a result, any significant and sustained appreciation of any of these non-U.S. dollar currencies against the U.S. dollar may materially increase Gold Fields’ costs in U.S. dollar terms, and increase costs in Rand or Australian dollar terms, which could materially adversely affect Gold Fields’ business, operating results and financial condition.

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

The mineral reserves stated in this annual report are estimates based on assumptions regarding, among other things, Gold Fields’ costs, expenditures, commodity prices, exchange rates, geology models, geological criteria, mining methods, mining equipment and metallurgical and mining recovery assumptions, which may prove inaccurate due to a number of factors, many of which are beyond Gold Fields’ control. In the event that Gold Fields adversely revises any of the assumptions that underlie its mineral reserves reporting, Gold Fields may need to revise its mineral reserves downwards. See “Reserves of Gold Fields as at 31 December 2017”.

During fiscal 2015 and 2016, Gold Fields completed a strategic review of South Deep and delivered a revised plan, or the Rebase Plan, to the market in February 2017. The Rebase Plan defined the updated Mineral Reserve and life of mine, or LoM, plan for South Deep and incorporated all recent revisions and improvements in mine design, production scheduling and geotechnical parameters. The Rebase Plan required a diagnostic of the full value chain, from design to skills training, conducted by management and external consultants. The review highlighted opportunities for improvement and South Deep’s own technical abilities were strengthened along with on-boarding various technical experts as part of developing a technically assured and deliverable mine plan. South Deep is now targeting steady-state annual production of approximately 480,000 ounces by fiscal 2022 at an AIC of U.S.$936 per ounce. Although the Rebase Plan has resulted in improvements at South Deep, there can be no assurance that the ongoing implementation of the Rebase Plan will not result in lower than expected long-term steady state production volumes, cost fluctuations, reduced reported ore reserves and life of mine, or other associated issues at South Deep, which could have a material adverse effect on Gold Fields’ business, operating results and financial condition. See “Reserves of Gold Fields as at 31 December 2017—Methodology”.

To the extent that Gold Fields seeks to add to or replace its reserve base through exploration, it may experience problems associated with mineral exploration or developing mining projects.

Gold Fields’ reserve base is depleted annually through its production activities. In fiscal 2017, two out of Gold Fields’ seven non-South African mines reported lower ore reserves after taking depletion into account.

In order to replace its mineral reserves at its international operations or expand its operations and reserve base, Gold Fields expects to rely, in part, on exploration for gold, and other metals associated with gold, as well as its ability to develop mining projects. Exploration for gold and other metals associated with gold is speculative in nature, involves many risks and is frequently unsuccessful. To the extent that ore bodies are to be developed, it can take a number of years and substantial expenditures from the initial phases of drilling until production commences, during which time the economic feasibility of production may change. In addition, to the extent Gold Fields participates in the development of a project through a joint venture or any other multi-party commercial structure, such as the Gruyere Gold Project in Western Australia in which Gold Fields holds a 50% interest, there could be disagreements, legal or otherwise, or divergent interests or goals among the parties, which could jeopardise the success of the project. There can be no assurances that Gold Fields will be able to replace its reserves through exploration, development or otherwise and, if Gold Fields is unable to replace its reserves, this could have a material adverse effect on its business, operating results and financial condition.

Furthermore, significant capital investment is required to achieve commercial production from exploration efforts. There is no assurance that Gold Fields will have, or be able to raise, the required funds to engage in these activities or to meet its obligations with respect to the exploration properties in which it has or may acquire an interest.

To the extent that Gold Fields makes acquisitions or enter into joint ventures, it may experience problems in executing the acquisitions or joint ventures or managing and integrating the acquisitions or joint ventures with its existing operations.

In order to maintain or expand its operations and reserve base, Gold Fields may seek to enter into joint ventures or to make acquisitions of selected precious metal producing companies or assets. For example, on 1 October 2013, Gold Fields completed the acquisition of the Granny Smith, Darlot and Lawlers gold mines, or the Yilgarn South Assets, in Western Australia from Barrick Gold Corporation, or Barrick. In November 2016, Gold Fields entered into a 50:50 unincorporated joint venture with Gold Road Resources, or Gold Road, for the development and operation of the Gruyere Project in Western Australia. See “Additional Information on the Company—Gold Fields’ Mining Operations—Projects—Gruyere Project”. Any such acquisition or joint venture may change the scale of the Company’s business and operations and may expose it to new geographic, geological, political, social, operating, financial, legal, regulatory and contractual risks. There can be no assurance that any acquisition or joint venture will achieve the results intended, and, as such, could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

Gold Fields’ mineral rights are subject to legislation, which could impose significant costs and burdens and which impose certain ownership requirements, the interpretation of which are the subject of dispute.

Gold Fields’ right to own and exploit mineral reserves and deposits is governed by the laws and regulations of the jurisdictions in which the mineral properties are located. Currently, a significant portion of Gold Fields’ reserves and deposits are located in countries where mining rights could be suspended or cancelled should it breach its obligations in respect of the acquisition and exploitation of these rights.

In all of the countries where Gold Fields operates, the formulation or implementation of governmental policies on certain issues may be unpredictable. This may include changes in laws relating to mineral rights and ownership of mining assets and the right to prospect and mine, and, in extreme cases, nationalisation, expropriation or nullification of existing rights, concessions, licences, permits, agreements and contracts.

The Mining Charter and the Amended Mining Charter

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

Gold Fields’ South African operation is subject to the Mineral and Petroleum Resources and Development Act, or the MPRDA, which came into effect on 1 May 2004 and transferred ownership of mineral resources to the South African people, with the South African government acting as custodian in order to, among other things, promote equitable access to the nation’s mineral resources by South Africans, expand opportunities for HDSAs who wish to participate in the South African mining industry and advance social and economic development. As custodian, the South African government exercises regulatory control over the exploitation of mineral resources and does so by exercising the power to grant, including, subject to terms and conditions, the rights required to prospect and mine for minerals. The MPRDA required mining companies to apply for the right to mine and/or prospect and to apply for the conversion of “old order” prospecting rights and mining rights to “new order” prospecting rights and mining rights. In order to qualify for these rights, applicants need to satisfy the South African government that the granting of such a right will advance the open-ended broad-based socio-economic empowerment requirements of the Mining Charter published pursuant to the MPRDA, or the Mining Charter. The MPRDA also required that mining companies submit social and labour plans, or SLPs, which set out their commitments relating to human resource development, labour planning and socio-economic development planning to the DMR. In order to give content to the broad-based socio-economic empowerment requirements to the mining industry, the DMR published the Mining Charter, which became effective on 1 May 2004. The Mining Charter required 15% HDSA ownership by 2009 and 26% HDSA ownership by 2014, or the 2014 Deadline.

In 2010, the DMR introduced the Amended Mining Charter containing guidelines envisaging, among other things, that mining companies should achieve a minimum of 40% HDSA demographic representation by 2014 at executive management (board) level, senior management (executive committee) level, core and critical skills, middle management level and junior management level.

In fiscal 2014, with the 2014 Deadline in view, the DMR initiated a process of assessing mining companies’, including Gold Fields’, compliance with the Mining Charter and the Amended Mining Charter. This review process raised a number of concerns among mining companies due to its inflexible approach towards the assessment of compliance with the Mining Charter and the Amended Mining Charter.

On 31 March 2015, the DMR released to the public an interim report of the consolidated results of the assessment, which showed relatively general compliance with the non-ownership requirements of the Mining Charter and the Amended Mining Charter. However, the DMR did not report the results of compliance with the HDSA ownership guidelines of the Mining Charter and the Amended Mining Charter and noted that there is no consensus on certain applicable principles.

On the same date, the Chamber of Mines, or the Chamber, reported that the DMR believes that empowerment transactions by mining companies concluded after 2004, where the HDSA ownership level has fallen due to HDSA disposal of shares or for other reasons, should not be included in the calculation of HDSA ownership for the purposes of, among other things, the 26% HDSA ownership guidelines under the Mining Charter. The position of the Chamber (including Gold Fields) is that such empowerment transactions should be included in the calculation of HDSA ownership.

The DMR and the Chamber agreed to approach the South African courts jointly to seek a declaratory order that will provide a ruling on the relevant legislation and the status of the Mining Charter and the Amended Mining Charter, including clarity on the status of previous empowerment transactions concluded by mining companies and a determination on whether the ownership element of the Mining Charter and the Amended Mining Charter should be a continuous compliance requirement for the duration of the mining right as argued by the DMR, or a once-off requirement as argued by the Chamber, or the “once empowered always empowered” principle. The Chamber and the DMR filed papers in court and the matter, or the Main Application, was placed on the roll to be heard on 15 March 2016. In February 2016, an application was filed by a third party, Malan Scholes Inc., to consolidate the Main Application with its own application for a declaratory order on the empowerment aspects of the Mining Charter and the Amended Mining Charter, or the Scholes Application. The Chamber opposed the consolidation of these applications on the basis that, among other things, the right to relief in the respective applications does not depend substantially on the same questions of law and/or fact. On 3 May 2016, the court refused to consolidate the two applications. The court dismissed the Scholes Application on 30 June 2017. The court reserved judgment in the Main Application after hearings on 9 and 10 November 2017.

If the DMR were to prevail in the Main Application and the “once empowered always empowered” principle is rejected, mining companies, including Gold Fields, may be required to undertake further empowerment transactions in order to increase their HDSA ownership, which would result in the dilution of existing shareholders and could have a negative impact on the financial indebtedness of Gold Fields. In such event, mining companies may be required to maintain a minimum HDSA ownership level indefinitely.

The New Mining Charter

While it remains to be seen whether the Chamber will prevail in the Main Application, on 15 June 2017, the DMR published a new mining charter, or the New Mining Charter, which came into effect on the same day. The Chamber launched an urgent application, or the Interdict Application, in the High Court of South Africa, Gauteng Division, Pretoria, or the Gauteng Division High Court, to interdict the implementation of the New Mining Charter, pending an application by the Chamber, or the Chamber Application, to set the New Mining Charter aside on the basis that it was unilaterally developed and imposed on the industry and that the process that was followed by the DMR in developing the New Mining Charter had been seriously flawed. The Interdict Application was due to be heard in court on 14 September 2017. However, the Minister and the Chamber reached an agreement on 13 September 2017 under which the Minister undertook to suspend the New Mining Charter pending the outcome of the Chamber Application. This undertaking was noted by the Gauteng Division High Court on 14 September 2017. The Chamber Application, which was set to be heard on 19, 20 and 21 February 2018, has been postponed indefinitely by agreement between the DMR and the Chamber on the basis that the Chamber has entered into a new round of discussions with the newly elected President of South Africa, Cyril Ramaphosa, and the new Minister of Mines, Gwede Mantashe. On 19 February 2018, the Gauteng Division High Court ordered that the DMR and the Chamber must also involve communities affected by mining activities in these new discussions over the New Mining Charter. The involvement of communities in these discussions may delay the process of agreeing on a new Mining Charter. For the time being, existing holders must continue to comply with the provisions of the Mining Charter and are not required to implement any aspect of the suspended New Mining Charter.

In the event that the negotiations on the New Mining Charter fail and the court upholds the New Mining Charter in its current form (if the Chamber Application is again placed on the roll to be heard) then existing and new holders of mining rights will need to comply with the New Mining Charter, which may require, among other things, further issuance of Gold Fields shares to comply with the new ownership requirements, limitation on procurement and other activities, changes to management and the payment of additional fees and levies as set out in the New Mining Charter.

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

The MPRDA

The MPRDA requires, among other things, that mining companies submit social and labour plans, or SLPs, which set out their commitments relating to human resource development, labour planning and socio-economic development planning to the DMR. In April 2013, Gold Fields submitted a new SLP for South Deep, or the 2013 SLP, to replace its original SLP submitted in 2010. Although the 2013 SLP was never approved by the DMR, South Deep was annually measured on the 2013 SLP by the DMR. The 2013 SLP expired in December 2017 and, in compliance with its mining license conditions, Gold Fields submitted a new SLP for the 2018 to 2022 period in December 2017, or the 2017 SLP. Gold Fields is awaiting the DMR’s approval of the 2017 SLP.

In terms of section 47 of the MPRDA, the Minister of Mineral Resources may suspend or cancel the existing mining rights, or under section 23(3) of the MPRDA, refuse to grant applications for new mining rights by mining companies, including Gold Fields, should such holders of mining rights be deemed not to be in compliance with the requirements of the MPRDA as read with South Africa’s mining industry empowerment requirements. However, it is this very issue which also forms part of the Main Application. If the Minister were to determine that Gold Fields is not in compliance with the requirements of the MPRDA and its empowerment requirements, Gold Fields may be required to engage in remedial steps, including changes to management and actions that require shareholder approval.

There is currently uncertainty whether mining companies are, in addition to its required compliance with the MPRDA, required to comply with the BBBEE Act, 2003, or BBBEE Act, and the BBBEE Codes, which apply generally to other industries in South Africa. The MPRDA does not require mining companies to comply with the BBBEE Act and the BBBEE Codes but the Minister of Mineral Resources has expressed a desire to align the New Mining Charter with the BBBEE Act and the more onerous BBBEE Codes. The current version of the New Mining Charter reflects the Minister’s latest attempts at alignment notwithstanding the questionable need to do so. Accordingly, if brought into effect in its current form, the New Mining Charter could potentially create further uncertainty. For further information, see “Environmental and Regulatory Matters—South Africa—The BBBEE Act and the BBBEE Amendment Act”.

If the DMR were to determine that Gold Fields is not in compliance with the MPRDA, for any reason, including HDSA ownership, Gold Fields may challenge such a decision in court. Any such court action may be expensive and there is no guarantee that Gold Fields’ challenge would be successful.

There is no guarantee that any steps Gold Fields has already taken or might take in the future will ensure the retention of its existing mining rights, the successful renewal of its existing mining rights, the granting of applications for new mining rights or that the terms of renewals of its rights would not be significantly less favourable than the terms of its current rights. Any further adjustment to the ownership structure of Gold Fields’ South African mining assets in order to meet BBBEE requirements could have a material adverse effect on the value of Gold Fields’ securities.

An amendment bill to the MPRDA, namely the MPRDB, was passed by both the National Assembly and the National Council of Provinces, or NCOP, on 27 March 2014. In January 2015, the President referred the MPRDB back to Parliament for reconsideration and on 1 November 2016, the Portfolio Committee on Mineral Resources tabled non-substantial revisions to the MPRDB in the National Assembly and a slightly revised version of the MPRDB was passed by the National Assembly and referred to the NCOP. On 3 March 2017, the National Assembly passed certain minor amendments to the MPRDB. The National Assembly has referred the MPRDB to the NCOP where the Select Committee has received comments on the draft legislation. The chairperson of the Select Committee had targeted January or February of 2018 to pass the legislation. On 16 February 2018, President Ramaphosa announced that the MPRDB was at an advanced stage in Parliament. There is a large degree of uncertainty regarding the changes that will be brought about should the MPRDB be made law. Among other things, the MPRDB seeks to require the consent of the Minister of Mineral Resources for the transfer of any interest in an unlisted company or any controlling interest in a listed company where such companies hold a prospecting right or mining right and to give the Minister of Mineral Resources broad discretionary powers to prescribe the levels required for beneficiation in promoting the beneficiation of minerals.

Ghana

Gold Fields Ghana has two major mining leases in respect of its mining operations, namely the Tarkwa property lease and the Teberebie property lease. There are three mining leases under the Tarkwa property lease, all of which were granted in 1997 and will expire in 2027, and two mining leases under the Teberebie property lease, which were granted between 1988 and 1992, and expire in 2018. The Minerals Commission has approved Gold Fields Ghana’s application for an extension of the Teberebie leases to 2036 and has made recommendations to the Minister of Land and Natural Resources to grant the extension. Gold Fields Ghana has fully paid for the fees associated with the extension. Abosso holds the mining lease in respect of the Damang mine which was granted in 1995 and expires in 2025, as well as the mining lease in respect of the Lima South pit that was granted in 2006 and expired in 2017 but remains valid until the application for the extension of the term is determined. On 18 December 2017, the Ghanaian Minerals Commission made a favourable recommendation to the Minister of Lands and Natural Resources for the extension of the Lima South lease for ten years. The Minerals Commission is awaiting the approval of the Minister for Lands and Natural Resources. For further information, see “Environmental and Regulatory Matters—Ghana—Mineral Rights”.

Failure by Gold Fields to comply with mineral rights legislation or to renew mining leases in any of the jurisdictions in which it operates may cause it to lose the right to mine, fail to acquire new rights to mine and may have a material adverse effect on Gold Fields’ business, operating results and financial condition.

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

In recent years, governments, communities, non-governmental organisations, or NGOs, and trade unions in several jurisdictions have sought and, in some cases, have implemented greater cost imposts on the mining industry, including through the imposition of additional taxes and royalties. Such resource nationalism, whether in the form of cost imposts, interference in project management, mandatory social investment requirements, local content requirements or creeping expropriation could impact the global mining industry and Gold Fields’ business, operating results and financial condition.

In December 2017, during the African National Congress’s, or ANC, national conference, the ANC resolved that as a matter of policy, the ANC should pursue the expropriation of land without compensation, provided that such expropriation is carried out without destabilising the agricultural sector, endangering food security or undermining economic growth and job creation. On 27 February 2018, the National Assembly assigned the Constitutional Review Committee, or CRC, to review section 25 of South Africa’s Constitution and other relevant clauses to make it possible for the state to expropriate land in the public interest without compensation. The CRC has a deadline until 30 August 2018 to report their findings to the National Assembly. At this stage, it is not clear what recommendations the CRC may make. In the event that the CRC recommends a Constitutional amendment in favour of expropriation, various procedural milestones would need to occur, including a bill amending section 25 of the Constitution approved by a majority of the National Assembly as well as six of the nine provinces of the NCOP and signed by the President, among others.

The MPRDA provides a statutory right of access for the mining right holder to the mining area for the purposes of conducting mining operations and does not require the holder to own the land on which it conducts operations. Once a mining right is granted, a landowner cannot refuse a lawful mining right holder the right to conduct its mining operations. In addition, the landowner is not entitled to compensation from the mining right holder for the use of the land for mining operations conducted in terms of the MPRDA.

In South Africa, the ANC has adopted two recommended approaches to interacting with the mining industry. While the ANC has rejected the possibility of mine nationalisation for now, the first approach contemplates, among other things, greater state intervention in the mining industry, including the revision of existing royalties, the imposition of new taxes and an increase in the South African government’s holdings in mining companies. The second approach contemplates the South African government taking a more active role in the mining sector, including through the introduction of a state mining company to be involved in new projects either through partnerships or individually.

The adopted policies may impose additional restrictions, obligations, operational costs, taxes or royalty payments on gold mining companies, including Gold Fields, any of which could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

In South Africa, the President has appointed the Davis Tax Committee to look into and review the current mining tax regime. The committee’s first interim report on mining, which was released for public comment on 13 August 2015, proposed no changes to the royalty regime but recommended the discontinuation of the upfront capital expenditure write-off regime in favour of an accelerated capital expenditure depreciation regime. In addition, the report recommended retaining the so called “gold formula” for existing gold mines only, as new gold mines would be unlikely to be established in circumstances where profits are marginal or where gold mines would conduct mining of the type intended to be encouraged by the formula. The committee also recommended the phasing out of additional capital allowances available to gold mines in order to bring the gold mining corporate income tax regime in line with the tax system applicable to all taxpayers. For a description of the gold formula, see “Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements—Income and Mining Taxes—South Africa”. On 12 December 2016, following a period of public comment, the committee issued its second and final report to the Minister of Finance, which largely reaffirmed its initial recommendations. The final reports were published on 13 November 2017. The South African National Treasury will continue to consider the committee’s final recommendations. It is not clear at this stage which, if any, of the recommendations will be adopted as legislation.

In Ghana, the ownership of land on which there are mineral deposits is separate from the ownership of the minerals. On 1 January 2017, in line with the development agreement concluded between Gold Fields and the government of Ghana, or the Development Agreement, Gold Fields’ royalty rate changed from a flat 5% of revenue to a sliding scale royalty based on the price of gold, starting at a rate of 3% on a gold price below U.S.$1,300 per ounce. The Development Agreement also resulted in a reduction in the corporate tax rate from 35% to 32.5%, effective 17 March 2016. The government of Ghana has a right to obtain a 10% free-carried interest in mining leases. In addition, stool/land rents of approximately U.S.$3 to U.S.$3.2 per acre are (depending on the exchange rate) payable to the government of Ghana. See “Environmental and Regulatory Matters—Ghana—Mineral Rights”.

In Peru, the general corporate income tax rate was increased from 28% to 29.5% with effect from 1 January 2017. In turn, the dividends income tax rate applicable to non-resident shareholders has reduced from 6.8% to 5%. Since July 2012, mining companies have also been required to pay an annual supervisory contribution to the Supervisory Body of Investment in Energy and Mining (Organismo Supervisor de la Inversión en Energía y Minería), or the OSINERGMIN, as well as to the Assessment and Environment Supervising Agency (Organismo de Evaluación y Fiscalización Ambiental), or the OEFA. See “Environmental and Regulatory Matters—Peru—Mining Royalty and Other Special Mining Taxes and Charges”. In 2017, the legal stability agreements executed by each GFLC and Gold Fields Corona (BVI) Limited, or GFC, with the Peruvian government in 2007 expired. These agreements locked-in certain existing specific legal regimes for both companies such as the income tax regime, among others. With regards to GFC, its legal stability agreement was applicable to dividend or profit distribution and also protected GFC from the imposition of any new taxes other than income tax that affects dividends or profits.

In addition, a consultation law was enacted on 7 September 2011, requiring the government to consult with indigenous or native populations on legislative or administrative proposals that may have an impact on their collective rights. See “Environmental and Regulatory Matters—Peru—Mining Royalty and Other Special Mining Taxes and Charges”.

Australia operates a state based royalty regime, and a federal income tax regime. Each of Gold Fields’ Australian mines are in the State of Western Australia, which imposes a 2.5% royalty on the value of gold produced. In the 2017 State Budget, the Western Australian government announced an increase to the mineral royalty rate for gold to 3.75%. This proposal was met with significant co-ordinated opposition by the gold industry, and was not successfully passed by the Legislative Council in either the first or second attempt by the State Government. The risk however remains that the State Government will seek to re-introduce this increase.

The Australian federal government levies a corporate income tax at the rate of 30%, or 27.5% for base rate entities. Additionally, integrity measures have been introduced in Parliament to ensure that from 1 July 2017, the lower corporate tax rate will be limited to only those companies with no more than 80% passive income. Furthermore, there is currently a proposal to reduce the corporate tax rate to 25% over time. However, as the government does not have the support of the opposition and cross bench parties, it is considered unlikely that this change will occur in the near time, if at all.

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

Many mining companies face increasing pressure over their “social licence to operate” which can be understood as the acceptance of the activities of these companies by stakeholders. While formal permission to operate is ultimately granted by host governments, many mining activities require social permission from host communities and influential stakeholders to carry out operations effectively and profitably.

These businesses are under pressure to demonstrate that, while they seek a satisfactory return on investment for shareholders, the environment, human rights and other key sustainability issues are responsibly managed and stakeholders, such as employees, host communities and the governments of the countries in which they operate, also benefit from their commercial activities. The potential consequences of these pressures and the adverse publicity in cases where companies are believed not to be creating sufficient social and economic benefit or are perceived to not be responsibly managing other sustainability issues may result in additional operating costs, higher capital expenditures, reputational damage, active community opposition (possibly resulting in delays, disruptions and stoppages), allegations of human rights abuses, legal suits, regulatory intervention and investor withdrawal.

In order to maintain its social licence to operate, Gold Fields may need to design or redesign parts of its mining operations to minimise their impact on such communities and the environment, either by changing mining plans to avoid such impact, by modifying operations, changing planned capital expenditures or by relocating the affected people to an agreed location. Responsive measures may require Gold Fields to take costly and time consuming remedial measures, including the full restoration of livelihoods of those impacted. In addition, Gold Fields is obliged to comply with the terms and conditions of all the mining rights it holds in South Africa. In this regard, the SLP provisions of our mining rights must make provision for local economic development, among other obligations. See “—Gold Fields’ mineral rights are subject to legislation, which could impose significant costs and burdens and which impose certain ownership requirements, the interpretation of which are the subject of dispute—The MPRDA”. Gold Fields also undertakes social and economic development spending in Australia, Ghana and Peru, both voluntarily and as a condition of its mining rights. See “Integrated Annual Report—Licence and Reputation—Stakeholder Relations—Community value creation”. In addition, as Gold Fields has a long history of mining operations in certain regions or has purchased operations which have a long history, issues may arise regarding historical as well as potential future environmental or health impacts in those areas.

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

In fiscal 2017, 13%, 32%, 42% and 13% of Gold Fields’ gold-equivalent production was in South Africa, Ghana, Australia and Peru, respectively. Changes or instability in the economic, political or social environment in any of these countries or in neighbouring countries could affect an investment in Gold Fields.

High levels of unemployment and a shortage of critical skills in South Africa, despite increased government expenditure on education and training, remain issues and deterrents to foreign investment. The volatile and uncertain labour and political environments, which severely impacts the local economy and investor confidence, has led, and may lead, to further downgrades in national credit ratings, making investment more expensive and difficult to secure. See “—Gold Fields’ operations and profits have been and may be adversely affected by union activity and new and existing labour laws” and “—A further downgrade of South Africa’s credit rating may have an adverse effect on Gold Fields’ ability to secure financing”. This may restrict Gold Fields’ future access to international financing and could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

Furthermore, while the South African government has stated that it does not intend to nationalise mining assets or mining companies, certain political parties have stated publicly and in the media that the government should embark on a programme of nationalisation. Any threats of, or actual proceedings to, nationalise any of Gold Fields’ assets, could halt or curtail operations, resulting in a material adverse effect on Gold Fields’ business, operating results and financial condition and could cause the value of Gold Fields’ securities to decline rapidly and dramatically, possibly causing investors to lose the entirety of their respective investments.

In February 2018, Jacob Zuma resigned as President of South Africa and was replaced by Cyril Ramaphosa. Additionally, state elections for the government of Western Australia (the state in which Gold Fields’ Australian interests are located) were held on 11 March 2017 which resulted in a change to a labour party controlled government. In addition, on 23 March 2018, Pedro Pablo Kuczynski resigned as Peru’s president following allegations of corruption, and was replaced by Martin Vizcarra on 23 March 2018. It is not certain what if any political, economic or social impacts the newly elected or appointed governments will have on South Africa, Australia or Peru, respectively, or on Gold Fields specifically. For example, the new government in Western Australia attempted to increase the royalty on gold from 2.5% to 3.75%, however the minority party along with independent members of the legislative council ultimately disallowed the increase.

There has also been regional social and community-related instability in the area around Gold Fields’ mining operations in Peru, where political developments in fiscal 2014 resulted in the election of local and regional officeholders who have taken public positions opposed to mining operations. In addition, engagement with community stakeholders, including in Peru and South Africa, can pose challenges to local management and any inability to properly manage these relationships may have a negative impact on our production or associated costs. There is also the potential for social instability or protests regarding mining activity in the communities near Gold Fields’ South Deep and Tarkwa mines relating to, among other things, community investment, environmental concerns, service delivery by local government or other issues. Occurrence of any of the above mentioned developments could result in Gold Fields experiencing opposition or disruptions in connection with any of its operations. Such opposition or disruptions at any of Gold Fields’ operations, in particular if it has an adverse impact or costs or causes any stoppages (including as a result of any protests aimed at other mining operations that affect operations) could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

A further downgrade of South Africa’s credit rating may have an adverse effect on Gold Fields’ ability to secure financing.

Prior to 2018, the challenges facing the mining industry and other sectors, among other factors, had resulted in the downgrading of South Africa’s sovereign credit rating to non-investment grade, or junk, by Standard & Poor’s and Fitch Ratings. On 23 November 2017, Standard & Poor’s further downgraded South Africa’s sovereign credit rating to BB with a stable outlook due to, among other things, declining consumption on a per capita basis, economic growth performance that is among the weakest of emerging market sovereigns and income inequality that is among the highest in the world. On 23 November 2017, Fitch Ratings reaffirmed its South Africa’s sovereign credit rating of BB+ with a negative outlook. On 9 June 2017, Moody’s downgraded South Africa’s sovereign credit rating to Baa3 with a negative outlook. On 23 March 2018, Moody’s affirmed its Baa3 sovereign credit rating for South Africa and upgraded its outlook to stable, liting the beginning of reform under president Ramaphosa.

Further downgrading of South Africa’s sovereign credit rating to non-investment grade status by Standard & Poor’s, Moody’s or Fitch Ratings may adversely affect the South African gold mining industry and Gold Fields’ business, operating results and financial condition by making it more difficult to obtain external financing or could result in any such financing being available only at greater cost or on more restrictive terms than might otherwise be available. The recent downgrades of South Africa’s sovereign credit rating could also have a material adverse effect on the South African economy as many pension funds and other large investors are required by internal rules to sell bonds once two separate agencies rate them as non-investment grade. Any such negative impact on the South African economy may adversely affect the South African gold mining industry and Gold Fields’ business, operating results and financial condition.

Gold Fields’ operations are subject to water use licences, which could impose significant costs and burdens.

Gold Fields operations are subject to water use licences and regulations that govern each operation’s water usage and that require, among other things, mining operations to achieve and maintain certain water quality limits regarding all water discharges. Gold Fields is required to comply with these regulations under its permits and licences and any failure to do so could result in the curtailment or halting of production at the affected locations.

Gold Fields continues to use measures to remove underground water to permit the routine safe functioning of South Deep. South Deep was issued with a water use licence in November 2011. Certain conditions and other aspects of the approved licence were identified as requiring modification and an application to address these was submitted to the Department of Water Affairs and Sanitation, or DWS, in February 2012. A further amended water use licence application was submitted to the DWS in November 2013, primarily to reflect the results of a re-assessment of expected water use requirements and a changing water balance. No response was received from the DWS in relation to the 2013 amendment. In November 2014, an agreement was reached with the DWS to withdraw the 2013 amendment and to submit an updated amendment application in May 2015. The May 2015 amendment application reflects the proposed changes to the approved 2011 water use licence conditions. In addition, the updated amendment reflects a variety of water management projects and initiatives that were implemented during fiscal 2014 and that are planned for implementation during fiscal 2015 and beyond. A presentation was provided to the DWS in March 2015 to appraise them of the proposed structure and content of the new amendment, prior to the re-submission in May 2015. Gold Fields continued to make representations to the DWS during fiscal 2016 and is currently waiting to receive an approved amended licence. Following a visit to the mine to verify water usage in fiscal 2017, the DWS requested additional information in February 2018 in preparation to present the licence to the licensing committee. The existing approved licence will remain in place while the application is processed by the DWS.

In 2015, South Deep concluded a water supply agreement with Sibanye-Stillwater to supply water from Sibanye-Stillwater’s Ezulwini mine, via the Leeuspruit stream. The plan to secure water to support South Deep during production ramp-up could also be negatively impacted by Sibanye’s announcement on 31 August 2016 that it will be closing the Ezulwini (Cooke 4) mine. Sibanye-Stillwater has submitted a final assessment report to the regulator in October 2017. South Deep is an interested and affected party in the process, as there may be a number of adverse impacts on the mine, should pumping of mine water cease at Cooke 4 if Sibanye-Stillwater were to get the required approvals. South Deep, which is opposed to the cessation of pumping, is continuing to engage with Sibanye-Stillwater and other stakeholders to find an appropriate and effective solution and has appointed consulting engineers to develop alternative water treatment options.

South Deep has implemented a water and environmental management strategy in an effort to satisfy the conditions of its water use licence and other relevant water and environmental regulatory requirements. However, there can be no assurance that Gold Fields will be able to meet all of its water and environmental regulatory requirements, primarily due to the inherent uncertainties related to certain requirements of the legislation, which are subject to ongoing discussions between government and the mining industry through the Chamber.

Any failure on Gold Fields’ part to achieve or maintain compliance with the requirements of its water use licences with respect to any of its operations could result in Gold Fields being subject to substantial claims, penalties, fees and expenses; significant delays in operations; or the loss of the relevant water use licence, which could curtail or halt production at the affected operation.

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

Acid mine drainage, and acid rock drainage, or ARD (collectively called acid drainage, or AD), are caused when certain sulphide minerals in rocks are exposed to oxidising conditions (such as the presence of oxygen, combined with water). AD can occur under natural conditions or as a result of the sulphide minerals that are encountered and exposed to oxidation during mining or during storage in waste rock dumps, ore stockpiles or tailings dams. The acidic water that forms usually contains iron and other metals if they are contained in the host rock.

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

Gold Fields’ mine closure cost estimate (namely environmental rehabilitation costs provisions) for fiscal 2017 contains the aspects of AD management (namely tailings facilities, waste rock dumps, ore stockpiles and other surface infrastructure), which management has been able to reliably estimate. However, there could be no guarantee that Gold Fields’ current cost estimate, including the cost of post-closure water treatment, reflects all relevant factors and as such, the actual closure costs may be higher.

No adjustment for any effects on the Company that may result from potentially material (mainly post- closure) AD impacts at South Deep, Damang and Cerro Corona, has been made in the consolidated financial statements, other than through the Group’s normal environmental rehabilitation costs provisions.

The existence of material long-term AD issues at any of Gold Fields’ operations could cause it to fail to comply with its water use licence requirements and could expose Gold Fields to fines, mine closures, production curtailment, additional operating costs and other liabilities, any of which could have a material adverse effect on Gold Fields’ business, production, operating results and financial condition.

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

•

Australia: due to legislative changes in Western Australia becoming effective in July 2014, an annual levy to the State of 1% of the total mine closure liability which goes into a State-administered fund known as the Mine Rehabilitation Fund is used to rehabilitate legacy sites or sites that have been prematurely closed or abandoned. As a consequence, Gold Fields’ Australian operations now self-fund all mine closure liabilities; and

•	Peru: bank guarantees.

Gold Fields may in the future incur significant costs to comply with such environmental and health and safety requirements imposed under existing or new legislation, regulations or permit requirements or to comply with changes in existing laws and regulations or the manner in which they are applied. Gold Fields may also be subject to litigation and other costs as well as actions by authorities relating to environmental and health and safety matters, including mine closures, the suspension of operations and prosecution for industrial accidents as well as significant penalties and fines for non-compliance. These costs could have a material adverse effect on Gold Fields’ business, results of operations and financial condition. See “Environmental and Regulatory Matters”.

In 2014, the Peruvian government established a three-year moratorium on the application of fines and other punitive sanctions against persons and entities operating in Peru, prioritising instead the imposition of corrective measures. This moratorium expired on 13 July 2017. The expiry of the moratorium increases the chances that Gold Fields’ Peruvian operations could be subject to greater focus by regulators on compliance with its environmental obligations.

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

A consolidated application has been brought against several South African mining companies, including Gold Fields, for certification of a class action on behalf of current or former mineworkers (and their dependants) who have allegedly contracted silicosis and/or tuberculosis while working for one or more of the mining companies listed in the application. In May 2016, the South African South Gauteng High Court ordered, among other things, the certification of a silicosis class and a tuberculosis class. The High Court ruling did not represent a ruling on the merits of the cases brought against the mining companies. The Supreme Court of Appeal granted the mining companies leave to appeal against all aspects of the May 2016 judgment. The appeal hearing before the Supreme Court of Appeal was scheduled to be heard in March 2018.

On 10 January 2018, it was announced that attorneys representing all appellants and all respondents involved in the above appeal hearing before the Supreme Court of Appeal have written to the Registrar of the Supreme Court of Appeal asking that the appeal proceedings be postponed until further notice. The Supreme Court of Appeal has granted approval for the postponement. The joint letter written to the Registrar of the Supreme Court of Appeal explained that good faith settlement negotiations between the Occupational Lung Disease Working Group (see below) and claimants’ legal representatives have reached an advanced stage. In view of that, all parties consider it to be in the best interests of judicial economy and the efficient administration of justice that the matter be postponed.

In addition to the class action, an individual silicosis-related action was instituted against Gold Fields and another mining company. In February 2018, the defendants (including Gold Fields) and the plaintiff entered into a confidential settlement agreement in full and final settlement of this matter.

The Occupational Lung Disease Working Group, or the Working Group, was formed in fiscal 2014 to address issues relating to compensation and medical care for occupational lung disease in the South African gold mining industry. The Working Group, made up of African Rainbow Minerals, Anglo American SA, AngloGold Ashanti, Gold Fields, Harmony and Sibanye-Stillwater, has had extensive engagements with a wide range of stakeholders since its formation, including government, organised labour, other mining companies and the legal representatives of claimants who have filed legal actions against the companies.

The members of the Working Group are among respondent companies in a number of legal proceedings related to occupational lung disease, including the class action referred to above. The Working Group is however of the view that achieving a comprehensive settlement which is both fair to past, present and future employees and sustainable for the sector, is preferable to protracted litigation. The Working Group will continue with its efforts to find common ground with all stakeholders, including government, labour and the claimants’ legal representatives.

As at 30 June 2017, as a result of the ongoing work of the Working Group and engagements with affected stakeholders since 31 December 2016, Gold Fields provided an amount of U.S.$30 million in the statement of financial position for its share of the estimated cost in relation to the Working Group of a possible settlement of the class action claims and related costs. The nominal value of this provision was U.S.$40 million.

Gold Fields believe that this remains a reasonable estimate of its share of the estimated cost in relation to the Working Group of a possible settlement of the class action claims and related costs. The provision at 31 December 2017 of U.S.$32 million increased due to effects of unwinding and translation. The nominal value of this provision remains unchanged at U.S.$40 million.

The ultimate outcome of these matters remains uncertain, with a possible failure to reach a settlement or to obtain the requisite court approval for a potential settlement. The provision is consequently subject to adjustment in the future, depending on the progress of the Working Group discussions, stakeholder engagements and the ongoing legal proceedings. See “Annual Financial Report—Notes to the consolidated financial statements—Note 34. Contingent liabilities”. If a comprehensive settlement is not reached and if a significant number of such claims were suitably established against it, the payment of compensation for the claims could have a material adverse effect on Gold Fields’ business, reputation, results of operations and financial condition. In addition, Gold Fields may incur significant additional costs arising out of these issues, including costs relating to the payment of fees, increased levies or other contributions in respect of compensatory or other funds established and expenditures arising out of its efforts to remediate these matters or to resolve any outstanding claims or other potential action.

South Africa’s deputy Minister of Mineral Resources has stated that the ministry may increase sanctions, including closures, for mines in which fatalities occur because of violations of health and safety rules. The DMR can and does issue, in the ordinary course of its operations, instructions, including Section 54 orders, following safety incidents or accidents to partially or completely halt operations at affected mines. It is also Gold Fields’ policy to halt production at its operations when serious accidents occur in order to rectify dangerous situations and, if necessary, retrain workers. In fiscal 2017, 15 Section 54 stoppages were issued following visits by the DMR due to either perceived or actual unsafe working conditions, inadequate safety procedures or untrained personnel, with an estimated 24 days of production lost as a result of the Section 54 stoppages. In addition, there can be no assurance that the unions will not take industrial action in response to such accidents which could lead to losses in Gold Fields’ production. Any additional stoppages in production, or increased costs associated with such incidents, could have a material adverse effect on Gold Fields’ business, operating results and financial condition. Such incidents may also negatively affect Gold Fields’ reputation with, among others, employees and unions, South African regulators and regulators in other jurisdictions in which Gold Fields operates.

In Western Australia, significant increases in monetary and criminal penalties for breaches of existing workplace health and safety legislation are expected to be confirmed in fiscal 2018. In addition, new workplace health and safety laws are expected to come into force in 2019. The new measures will likely impose more extensive workplace health and safety obligations on Gold Fields’ operations in Western Australia, including introducing personal responsibility on directors and officers to ensure the Company is complying with its health and safety obligations. Breaches of any such obligations by the Company or its directors or officers may result in criminal liabilities.

Gold Fields could incur significant costs as a result of pending or threatened litigation, which could have a material adverse effect on Gold Fields’ business, operating results and financial condition. See “Annual Financial Report—Notes to the consolidated financial statements—Note 34. Contingent liabilities”. Further, any new regulations, potential litigation or any changes to the health and safety laws which increase the burden of compliance or the penalties for non-compliance may cause Gold Fields to incur further significant costs and could have a material adverse effect on Gold Fields’ business, operating results and financial condition. See “Environmental and Regulatory Matters”.

Regulation of greenhouse gas emissions and climate change issues may materially adversely affect Gold Fields’ operations.

Energy is a significant input and cost to Gold Fields’ mining and processing operations, with its principal energy sources being electricity, purchased petroleum products, and natural gas. A number of governments or governmental bodies, including the United Nations Framework Convention on Climate Change, have introduced or are contemplating regulatory changes in response to the potential impact of climate change. Many of these contemplate restricting emissions of greenhouse gases in jurisdictions in which Gold Fields operates.

The South African government plans to introduce a carbon tax. The carbon tax was intended to come into effect from 1 January 2015 but, in order to align the framework of the proposed carbon tax with the desired reduction outcomes, the implementation of the carbon tax was postponed. The National Treasury, published for comment a draft carbon tax bill, or the Draft Carbon Tax Bill, with a view to the implementation of the tax by January 2017. A new draft bill was adopted in August 2017 and the South African parliament released the draft bill in December 2017 for comment and the bill is expected to be enacted before the end of fiscal 2018. The South African government proposed to implement the tax from 1 January 2019 to meet its nationally determined contributions under the 2016 Paris Agreement of the United Nations Framework Convention on Climate Change. The National Treasury has stated that the carbon tax will be designed to ensure that it has no net impact on the electricity price. In June 2016, the National Treasury published the draft carbon offset regulations, or the Draft Carbon Offset Regulations. Carbon offsets are one of the allowances that carbon tax-liable entities can employ to reduce their tax-related exposure. In addition, the Department of Environmental Affairs, or the DEA, is currently working on draft legislation that will impose so-called “carbon budgets” on entities in identified high-emitting industries, including mining, which are intended to operate as statutory limits for carbon dioxide equivalent emissions, or CO2e, emissions in excess of which may entail a fine or other punitive measures. In terms of the current Draft Carbon Tax Bill, companies that participate in the carbon budget system will be eligible for a 5%

allowance under the carbon tax. While many aspects of the proposed carbon tax remain uncertain, the direct financial implications of government’s proposed carbon tax for Gold Fields, for carbon emissions emanating from fuel consumption at South Deep, at an anticipated rate of R120 per tonne of CO2e, would have been between approximately R0.3 million and R0.4 million for fiscal 2017. The potential net effect of proposed allowances is to permit the reduction of a carbon tax liability by 60% to 95% In other words, Gold Fields’ final liability will be significantly informed by the extent it is able to make use of the full suite of allowances that are built into the carbon tax design. See “Environmental and Regulatory Matters—South Africa—Environmental”.

The Australian government has committed to reduce Australia’s greenhouse gas emissions to 26% to 28% on a national basis by 2030, as compared with the emission levels from 2005. The government has indicated that it will consider Australia’s emissions reduction policies in detail between 2017 and 2018, in consultation with businesses and communities.

In addition, a number of other regulatory initiatives are underway in countries in which Gold Fields operates that seek to reduce or limit industrial greenhouse gas emissions. These regulatory initiatives will be either voluntary or mandatory and are likely to impact Gold Fields’ operations directly or by affecting the cost of doing business, for example by increasing the costs of its suppliers or customers. Inconsistency of regulations particularly between developed and developing countries may affect both Gold Fields’ decision to pursue opportunities in certain countries and its costs of operations. Furthermore, additional, new and/or different regulations in this area, such as the imposition of stricter limits than those currently contemplated, could be enacted, all of which could have a material adverse effect on Gold Field’s business, financial condition, results of operations and prospects. Assessments of the potential impact of future climate change regulation are uncertain, given the wide scope of potential regulatory change in countries in which Gold Fields operates.

Furthermore, the potential physical impacts of climate change on Gold Fields’ operations are uncertain and may adversely impact the business, operating results and financial condition of Gold Fields’ operations.

Our high debt levels pose risks to our viability and may make us more vulnerable to adverse economic and competitive conditions, as well as other adverse developments.

Gold Fields carries significant debt relative to its shareholder equity. As of 31 December 2017, Gold Fields’ consolidated debt was U.S.$1.78 billion. U.S.$0.57 billion of Gold Fields’ consolidated debt securities becomes due over the 24 months following 31 December 2017.

Gold Fields’ significant levels of debt can adversely affect it in several respects, including:

•	limiting its ability to access the capital markets;

•	exposing it to the risk of credit rating downgrades, which would raise its borrowing costs and could limit its access to capital;

•	hindering its flexibility to plan for or react to changing market, industry or economic conditions;

•	making it more vulnerable to economic or industry downturns, including interest rate increases;

•	increasing the risk that it will need to sell assets, possibly on unfavourable terms, to meet payment obligations;

•	increasing the risk that it may not meet the financial covenants contained in its debt agreements or timely make all required debt payments; or

•	affecting its ability to service the interest on its debt.

The effects of each of these factors could be intensified if Gold Fields increases its borrowings. Any failure to make required debt payments could, among other things, adversely affect Gold Fields’ ability to conduct operations or raise capital, which could have a material adverse effect on Gold Fields’ business, operating results or financial condition.

Gold Fields’ operations and profits have been and may be adversely affected by union activity and new and existing labour laws.

Over recent periods, there has been an increase in union activity in some of the countries in which Gold Fields operates. Any union activity that affects Gold Fields could have a material adverse impact on its operations, production and financial performance.

In South Africa, a recent increase in labour unrest has resulted in more frequent industrial disputes and extended negotiations that have negatively affected South Africa’s sovereign debt rating and subsequently the credit ratings of a number of the country’s leading mining companies, including Gold Fields. Negotiations on a new agreement between Gold Fields and the registered trade unions of South Deep, which is due in fiscal 2018, commenced. While the outcome of Gold Fields’ wage negotiations with the unions in fiscal 2015 was relatively positive and resulted in a three year wage agreement with the NUM and UASA, the unions have exhibited limited flexibility to adjust working conditions that currently compromise the delivery of our business objectives. At South Deep, delivery of the mine’s Rebase Plan requires more flexible shift arrangements and a more highly-skilled workforce. After almost two years of negotiations with the unions, there was limited progress in these areas, which has contributed to underperformance against Rebase Plan targets and mounting financial losses. Management was left with little option but to initiate a major restructuring process at South Deep in 2018. This restructuring exercise will undoubtedly have a major impact on wage negotiations in South Africa, where Gold Fields is seeking long-term salary and working condition agreements with organised labour. Considering the restructuring process at South Deep, there can be no guarantee that future negotiations, including the negotiations scheduled for fiscal 2018, will not be accompanied by further strikes, work stoppages or other disruptions.

Furthermore, guidelines and targets have been provided to facilitate compliance with the open-ended broad- based socio-economic empowerment requirements espoused in Section 2 of the MPRDA and in the broad-based socio-economic empowerment charter for the South African mining and minerals industry known as the Mining Charter, as well as the amendments to that charter that took effect from 13 September 2010, or the Amended Mining Charter. The Amended Mining Charter, contains guidelines which provide that all mining companies must achieve, among other things, 26% ownership by HDSAs of mining assets and a minimum of 40% HDSA demographic representation at the executive management, senior management, middle management, junior management and core and critical skills levels (subject to offsets) in order to comply with the empowerment requirements of the MPRDA. See “—Gold Fields’ mineral rights are subject to legislation, which could impose significant costs and burdens and which impose certain ownership requirements, the interpretation of which are the subject of dispute”. The ongoing implementation and enforcement of these requirements, including as a result of any changes thereto following the announced review, may be contentious.

Gold Fields’ operations in Ghana and Peru have recently been, and may in the future be, impacted by increased union activities and new labour laws. In particular, there can be no guarantee that labour unions in either country will not undertake strikes or “go-slow” actions impacting the Group’s operations or those of other related industries or suppliers, or that changes in local regulations will not result in increased costs and penalties being incurred by the Group.

In Ghana, in April 2013, employees represented by the Ghana Mineworkers Union, or GMWU, the Professional Managerial Staff Union and the Branch Union at both Tarkwa and Damang undertook illegal industrial action, resulting in the temporary suspension of production at both operations. The strike lasted six days and ended after Gold Fields and the GMWU reached a settlement. Subsequently, the wage negotiations with the unions in fiscal 2015 and fiscal 2016 were completed and wage agreements for fiscal 2016 and fiscal 2017 were signed, with a 10% basic salary increase for fiscal 2016 (to be backdated) and a 6% increase for fiscal 2017. Nevertheless, in light of the recent labour unrest there can be no guarantee that negotiations in the future will not be difficult or accompanied by further strikes, work stoppages or other labour actions. In fiscal 2017, the GMWU brought a suit against Gold Fields and the Ghanaian attorney general over the decision to adopt contract mining at Tarkwa, which included plans for the retrenchment of approximately 1,346 employees. On 2 March 2018, the High Court dismissed an interlocutory injunction application brought by the GMWU to prevent Gold

Fields from carrying out the retrenchment before the matter is determined by the court. The GMWU has appealed the ruling of the High Court and also filed an application for stay of execution pending the appeal. This application for stay of execution must first be determined by the High Court after which it may be appealed to the Court of Appeal. A hearing on the application was scheduled before the High Court on 14 March 2018, but the hearing did not take place as the case was not on the cause list. It is not clear at this point what liabilities, if any, Gold Fields may have in the event that the Court of Appeal overturns the High Court’s dismissal and the GMWU ultimately prevails in a case against Gold Fields in the High Court. Further, in Ghana, union calls for above-inflation wage increases have gradually undermined the business model. Management is seeking to restructure the operations which will have a major impact on wage negotiations in Ghana, where Gold Fields is seeking long-term salary and working condition agreements with organised labour. These negotiations are set to commence in March 2018.

In Peru, the Group may see increased union activity over the course of fiscal 2018 due to scheduled union negotiations in June 2019, as unions will likely seek more favourable and/or additional benefits in the next round of negotiations. In January 2017, Gold Fields executed a three-year agreement with Cerro Corona’s union that provided for a S/. 220 annual wage increase in fiscal 2017 which is equivalent to a 5.3% annual wage increase on average for this group of employees, 5.5% increase in fiscal 2018 and 5.8% increase in fiscal 2019. See “Environmental and Regulatory Matters—Peru”.

In Australia, Gold Fields has an enterprise agreement with their employees, which expires on 9 April 2018. If Gold Fields fails to renew the enterprise agreement with the relevant trade unions or if a new agreement is not established and approved by the Fair Work Commission, Gold Fields may be at risk of industrial action, including strike activity.

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

Existing labour laws (including those that impose obligations on Gold Fields regarding worker rights) and any new or amended labour laws may increase Gold Fields’ labour costs and have a material adverse effect on Gold Fields’ business, operating results and financial condition.

Power cost increases may adversely affect Gold Fields’ business, operating results and financial condition.

Gold Fields’ South Deep mining operation depends upon electrical power generated by the state-owned power provider, Eskom Limited, or Eskom. See “Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements—Overview—Costs”. Eskom holds a monopoly on power supply in the South African market, supplying nearly 95% of the country’s electricity needs. Eskom tariffs are regulated by the National Energy Regulator of South Africa, or NERSA. Although Eskom applied to NERSA for a 19.9% average increase in electricity tariffs for Eskom’s 2018 to 2019 financial year, NERSA granted Eskom a 5.23% electricity tariff increase for this period. Eskom has indicated that it intends to challenge NERSA’s decision not to grant the requested 19.9% tariff increase. Eskom is expected to submit to NERSA requests for three regulatory clearance account applications for the 2014-2015, 2015-2016 and 2016-2017 fiscal years, amounting to nearly R66 billion. Should all three applications be granted and liquidated in one year, this could result in approximately a 34% tariff increase. Should Gold Fields experience further power tariff increases, its business, operating results and financial condition may be adversely impacted.

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

The electricity policy of Western Australia relates to reforming access to the south west and the north west interconnected systems. The policies have not been finalised and any impact on access and pricing is not yet known.

The Australian government has announced that it will seek to work towards a “National Energy Guarantee” which mandates reliability and emissions standards for generators operating in the national electricity market. Although the National Energy Guarantee is not envisaged to apply in Western Australia, that does not rule out that Western Australia’s electricity industry as being excluded from contributing to Australia’s emission reduction goals. However, the Western Australian government has not yet set out a policy with regards to the National Energy Guarantee.

In Ghana, both Tarkwa and Damang concluded tariff negotiations for 2014 and 2015 with their respective power suppliers (the state electricity supplier, the VRA, supplies power to Tarkwa and the ECG provides power to Damang). The ECG’s tariff for the period 1 January 2014 to 31 December 2014 was US$0.22/kWh, from 1 January 2015 to 31 July 2015 was US$0.23/kWh, from 1 February 2016 to 31 December 2016 was US$0.23/kWh and 1 January to 31 December 2017 was US$0.23/kWh. Following negotiations with management, ECG agreed to decrease its tariffs to US$0.20/kWh from 1 August 2015 to 31 January 2016. Tarkwa has agreed tariffs with VRA with a base tariff of US$0.17/kWh with effect from 1 January 2015 using a tariff model which inputs actual variables (including the generation mix and input prices) of the previous quarter to determine the tariff for the current quarter. The average VRA tariff for 2016 was US$0.16/kWh and for 2017 was US$ 0.167/kWh.

In order to reduce their reliance on power supplied by VRA and ECG, Tarkwa and Damang entered into a power purchasing agreement with independent power producer Genser, or the Genser PPA. Under the Genser PPA, Genser agreed to commission a gas’ power generation facility at Tarkwa and Damang. This power supply is expected to eventually replace all or a significant proportion of Tarkwa and Damang’s current supply from the VRA and ECG. Genser has installed three 11MW turbines at Tarkwa and five 5.5MW turbines at Damang. An additional 11MW turbine is planned to be installed at Tarkwa to meet full demand, with commissioning scheduled for February 2018.

For the period of 2016 to 2017, the Public Utilities Regulatory Commission in Ghana has increased tariffs by 3.1% ($0.0489/kWh). On 5 April 2017, the Energy Sector Levies (Amendment) ACT, 2017 (ACT 946) revised imposed levies with reduction in the public lighting and National Electrification Levy of 3% and 2% respectively charged on electricity consumption by all categories of customers. Genser will require a period of time to stabilise its operational performance and during this phase there is a risk of incurring periods of downtime which, if extended, would require Damang and Tarkwa to revert back to state-owned utilities for their power supply.

Any further increase in the electricity price could have a material adverse effect on the Group’s business and operating results. See “Environmental and Regulatory Matters”.

Power stoppages, fluctuations and usage constraints may force Gold Fields to halt or curtail operations.

Although the electricity supply in South Africa has recently improved, with Eskom having gone more than 24 months without load shedding, Eskom has experienced load shedding as recently as fiscal 2015. In addition, although Eskom applied for a 19.9% electricity tariff increase for Eskom’s 2018 to 2019 financial year, NERSA approved a 5.23% increase for this period. Eskom has expressed concern that this increase may not be adequate to prevent future electricity interruptions.

Gold Fields has a voluntary load curtailment agreement with Eskom. While no load shedding was requested by Eskom in 2017, under this agreement, Gold Fields is required to reduce demand by up to 25% of load, depending on the severity of the shortage, for a specified period of time during which the national grid is unable to maintain its load. Any further disruption or decrease in the electrical power supply available to Gold Fields’ South Deep operation could have a material adverse effect on its business, operating results and financial condition.

While the VRA has not imposed any power cuts in Gold Fields’ Ghanaian operations since August 2006, frequent power interruptions have occurred in the power supplied by the ECG in 2017. While Gold Fields has taken steps to source power from an independent power producer through on-site gas turbines to complement its self-generated sources, any gas supply chain-related risk specific to the regions where Gold Fields operates could affect Gold Fields’ business, operating results and financial condition.

Should Gold Fields continue to experience power fluctuations or usage constraints at any of its operations, then its business, operating results and financial condition may be materially adversely impacted.

An actual or alleged breach or breaches in governance processes, or fraud, bribery and corruption may lead to public and private censure, regulatory penalties, loss of licences or permits and impact negatively upon our empowerment status and may damage Gold Fields’ reputation.

Gold Fields operates globally in multiple jurisdictions and with numerous and complex frameworks, and its governance and compliance processes may not prevent potential breaches of law or accounting or other governance practices. Gold Fields’ operating and ethical codes, among other standards and guidance, may not prevent instances of fraudulent behaviour and dishonesty, nor guarantee compliance with legal and regulatory requirements.

For example, new legislation in Peru effective as of January 1, 2018 created administrative liabilities for companies in connection with crimes of transnational active bribery and active bribery of domestic public officials or servants. In addition, pursuant to the new legislation, companies must establish a criminal compliance system, which Gold Fields has already implemented.

To the extent that Gold Fields suffers from any actual or alleged breach or breaches of relevant laws (including South African anti-bribery and corruption legislation or the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA) under any circumstances, they may lead to investigations and examinations, regulatory and civil fines, litigation, public and private censure, loss of operating licences or permits and impact negatively upon our empowerment status and may damage Gold Fields’ reputation. The occurrence of any of these events could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

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

Once a shaft or a processing plant has reached the end of its intended lifespan, more than normal maintenance and care is required. Some of Gold Fields’ infrastructure in South Africa, Ghana and Australia falls into this category. Ageing infrastructure may also cause the Group to be unable to maintain throughput at its operations in Peru. Although Gold Fields has comprehensive strategies in place to address these issues, including maintenance and process plant optimisation projects, incidents resulting in production delays, increased costs or industrial accidents may occur. Such incidents may have a material adverse effect on Gold Fields’ business, operating results and financial condition.

If Gold Fields loses senior management or is unable to hire and retain sufficient technically skilled employees or sufficient HDSA representation in management positions, its business may be materially adversely affected.

Gold Fields’ ability to operate or expand effectively depends largely on the experience, skills and performance of its senior management team and technically skilled employees. However, the mining industry, including Gold Fields, continues to experience a global shortage of qualified senior management and technically skilled employees. In particular, there is a shortage of mechanised mining skills in the South African gold mining industry. Gold Fields may be unable to hire or retain appropriate senior management, technically skilled employees or other management personnel, or may have to pay higher levels of remuneration than it currently intends in order to do so. Additionally, as a condition of our mining rights at South Deep, Gold Fields must ensure that there is sufficient HDSA participation in our management and core and critical skills, and failure to do so could result in fines or the loss or suspension of our mining rights. If Gold Fields is not able to hire and retain appropriate management and technically skilled personnel or is unable to obtain sufficient HDSA representation in management positions or if there are not sufficient succession plans in place, this could have a material adverse effect on its business (including production levels), operating results and financial position.

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

The price of oil has been volatile, fluctuating between U.S.$47.52 and U.S.$65.78 per barrel of Brent Crude in 2017. As of 29 March 2018, the price of oil was at U.S.$69.34 per barrel of Brent Crude.

In May 2017 and June 2017, the Ghanaian operations entered into fixed price ICE Gasoil cash settled swap transaction for a total of 125.8 million litres of diesel for the period June 2017 to December 2019. The average swap price is U.S.$457.2 per metric tonne (equivalent U.S.$61.4 per barrel). At the time of the transactions, the average Brent swap equivalent over the tenor was U.S.$49.8 per barrel. At 31 December 2017, the mark-to-market value on the hedge was a positive US$9 million.

In May 2017 and June 2017, the Australian operations entered into fixed price Singapore 10ppm Gasoil cash settled swap transactions for a total of 77.5 million litres of diesel for the period June 2017 to December 2019. The average swap price is U.S.$61.15 per barrel. At the time of the transactions, the average Brent swap equivalent over the tenor was U.S.$49.92 per barrel. At 31 December 2017, the mark-to-market value on the hedge was a positive U.S.$5 million.

There can be no assurance that the use of hedging techniques will always be to our benefit. Hedging instruments that protect against the market price volatility of commodities, in this case oil, may prevent us from realising the full benefit from subsequent decreases in market prices with respect to oil, which would cause us to record a mark-to-market loss, thus decreasing our profits. Hedging contracts also are subject to the risk that the other party may be unable or unwilling to perform its obligations under these contracts. Any significant non-performance could have a material adverse effect on our financial condition, results of operations and cash flows.

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

Gold Fields has an insurance programme, however, it may become subject to liability against which it has not insured, cannot insure or has insufficiently insured, including those in respect of past mining activities. Gold Fields’ existing property and liability insurance contains exclusions and limitations on coverage. For example, should Gold Fields be subject to any regulatory or criminal fines or penalties, these amounts would not be covered under its insurance programme. Should Gold Fields suffer a major loss, future earnings could be affected. In addition, Gold Fields’ insurance does not cover loss of profits. Further, insurance may not continue to be available at economically acceptable premiums. As a result, in the future, Gold Fields’ insurance coverage may not cover the extent of claims against it or any cross-claims made.

Gold Fields’ financial flexibility could be materially constrained by South African exchange control regulations.

South Africa’s exchange control regulations, or the Exchange Control Regulations, restrict the export of capital from South Africa, the Republic of Namibia, and the Kingdoms of Lesotho and Swaziland, known collectively as the Common Monetary Area, or the CMA. Transactions between South African residents (including companies) and non-residents of the CMA are subject to exchange controls enforced by the South African Reserve Bank, or SARB. As a result, Gold Fields’ ability to raise and deploy capital outside the CMA is restricted. These restrictions could hinder Gold Fields’ financial and strategic flexibility, particularly its ability to fund acquisitions, capital expenditures and exploration projects outside South Africa. See “Environmental and Regulatory Matters—South Africa—Exchange Controls”.

Gold Fields may suffer material adverse consequences as a result of its reliance on outside contractors to conduct some of its operations.

A portion of Gold Fields’ operations in South Africa, Ghana, Australia and Peru are currently conducted by outside contractors. As a result, Gold Fields’ operations at those sites are subject to a number of risks, some of which are outside Gold Fields’ control, including contract risk, execution risk, litigation risk, regulatory risk and labour risk.

In addition, Gold Fields may incur liability to third parties as a result of the actions of its contractors. The occurrence of one or more of these risks could have a material adverse effect on Gold Fields’ business, operating results and financial condition. See “Integrated Annual Report—Safe operational delivery—Fit-for-purpose workforce—Engagement with organised labour”.

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

Native title and Aboriginal cultural heritage legislation protects the claims and determined rights of Aboriginal people in relation to the land and waters throughout Australia in certain circumstances. Native title claims could require costly negotiations with the registered claimants and could have implications for Gold Fields’ access to or use of its tenements and, as a result, have a material adverse effect on Gold Fields’ business, operating results and financial condition. Similarly, there are risks that if Aboriginal cultural heritage sites are damaged or materially altered as a result of current or future operations, Gold Fields could be subject to criminal and/or civil penalties under relevant legislation. See “Environmental and Regulatory Matters—Australia—Land Claims”.

Compensation may be payable to native title claimants in respect of Gold Fields’ Australian operations

The Native Title Act 1993 (Cth) allows native title holders to seek compensation for the extinguishment or impairment of their native title which occurred following the commencement of the Racial Discrimination Act (1975) (Cth). The commonwealth, states and territories are generally responsible for any native title compensation for acts (such as the granting of land and mining tenures) attributable to them. However, this liability may be passed on to third parties either contractually or by legislation. In Western Australia, section 125A of the Mining Act 1978 (WA) seeks to allocate liability for any native title compensation payable for the extinguishing effects of a mining tenement, to the holder of the tenement at the time when the determination of compensation is made. This liability is allocated to the last holder of tenements that are no longer current. The application of section 125A, including in relation to mining tenements granted prior to the commencement of the Native Title Act, has not been tested by the Australian courts.

To the extent that it is ultimately determined that section 125A applies to some or all of Gold Field’s mining tenements in Western Australia, Gold Fields may be liable for any native title compensation determined in relation to those tenements. Until a sufficient body of compensation claims have worked their way through the Australian courts, the allocation quantum and timing of this liability will be uncertain. An increasing number of compensation claims is expected following the Federal Court’s decision in 2016 to award compensation of approximately A$3 million to native title holders in Timber Creek in the Northern Territory. Gold Fields is

monitoring this issue and will assess any potential risks associated with this once settled calculation methodologies emerge.

HIV/AIDS, tuberculosis and other contagious diseases pose risks to Gold Fields in terms of lost productivity and increased costs.

The prevalence of HIV/AIDS in South Africa poses risks to Gold Fields in terms of potentially reduced productivity and increased medical and other costs. Compounding this are the concomitant infections, such as tuberculosis, that can accompany HIV illness, particularly at the end stages, and cause additional healthcare- related costs. If there is a significant increase in the incidence of HIV/AIDS infection and related diseases among the workforce, this may have a material adverse effect on Gold Fields’ business, operating results and financial condition. See “Integrated Annual Report—Safe operational delivery—Health—HIV/AIDS”.

Additionally, the spread of contagious diseases such as respiratory diseases are exacerbated by communal housing and close quarters. The spread of such diseases could impact employees’ productivity, treatment costs and, therefore, operational costs.

Gold Fields utilises information technology and communications systems, the failure of which could significantly impact its operations and business.

Gold Fields utilises and is reliant on various information technology and communications systems, in particular SAP, payroll and time and attendance applications. Damage or interruption to Gold Fields’ information technology and communications systems, whether due to accidents, human error, natural events or malicious acts, may lead to important data being irretrievably lost or damaged, thereby adversely affecting Gold Fields’ business, prospects and operating results.

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

Securities laws of certain other jurisdictions may also restrict Gold Fields’ ability to allow the participation of all holders in such jurisdictions in future issues of securities carried out by Gold Fields. Holders who have a registered address or are resident in, or who are citizens of, countries other than South Africa should consult their professional advisers as to whether they require any governmental or other consents or approvals or need to observe any other formalities to enable them to participate in any offering of Gold Fields securities.

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

Investors should be aware that it is the policy of South African courts to award compensation for the loss or damage actually sustained by the person to whom the compensation is awarded. Although the award of punitive damages is generally unknown to the South African legal system, it does not mean that such awards are necessarily contrary to public policy. South African courts cannot enter into the merits of a foreign judgment and cannot act as a court of appeal or review over the foreign court where the recognition and enforcement of a foreign judgement is sought. South African courts will usually implement their own procedural laws. It is doubtful whether an original action based on United States federal securities laws or the laws of other jurisdictions outside South Africa may be brought before South African courts. Further, a plaintiff who is not resident in South Africa may be required to provide security for costs in the event of proceedings being initiated in South Africa. In addition, the Rules of the High Court of South Africa require that documents executed outside South Africa must be authenticated for the purpose of use in South Africa.

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

Gold Fields pays cash dividends only if funds are available for that purpose. Whether funds are available depends on a variety of factors, including the amount of cash available and Gold Fields’ capital expenditures (on both existing infrastructure as well as on exploration and other projects) and other cash requirements existing at the time. Under South African law, Gold Fields will be entitled to pay a dividend or similar payment to its shareholders only if it meets the solvency and liquidity tests set out in the Companies Act No. 71 of 2008, or the Companies Act, and Gold Fields’ Memorandum of Incorporation, or MOI. Given these factors and the Board of Directors’ discretion to declare cash dividends or other similar payments, dividends may not be paid in the future. It should be noted that a 20% withholding tax on dividends declared by South African resident companies to non-resident shareholders or non-resident ADS holders was introduced with effect from 22 February 2017. See “Additional Information—Taxation—Certain South African Tax Considerations—Tax on Dividends”.

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

Shareholders’ equity interests in Gold Fields will be diluted to the extent of future exercises or settlements of rights under the Gold Fields 2012 Share Plan, or the 2012 Plan, the Gold Fields 2005 Share Plan, or the 2005 Plan, the revised Gold Fields Limited 2012 share plan, or the revised Gold Fields Limited 2012 Share Plan, and any additional rights. See “Annual Financial Report—Remuneration Report—Remuneration policy—Long-term incentive (LTI) plan” and “Annual Financial Report—Notes to the consolidated financial statements—Note 5. Share-based payments”. Gold Fields shares are also subject to dilution in the event that the Board is required to issue new shares in compliance with BBBEE legislation.

ADDITIONAL INFORMATION ON THE COMPANY

Organisational Structure(1)(2)

Gold Fields is a holding company with its significant ownership interests organised as set forth below.

Group Structure

Notes:

(1)	As of 29 March 2018, unless otherwise stated, all subsidiaries are, directly or indirectly, wholly-owned by Gold Fields.
(2)	Not all other subsidiaries and investments are wholly-owned.

Gold Fields is a limited public company incorporated in South Africa, with a registered office located at 150 Helen Road, Sandown, Sandton, 2196, South Africa, telephone number +27-11-562-9700. Gold Fields was incorporated and registered as a public limited company in South Africa under registration number 1968/004880/06 on 3 May 1968 and operates under Gold Fields Limited. Gold Fields is the ultimate holding company of the Gold Fields group.

Gold Fields’ Mining Operations

Gold Fields has seven producing mines located in South Africa, Ghana, Australia and Peru, as well as developing an open pit mine in Western Australia, in a joint venture with Gold Road. Gold Fields conducts underground and surface mining operations at St. Ives, underground-only operations at Agnew/Lawlers, Granny Smith and South Deep and surface-only open pit mining at Damang, Tarkwa and Cerro Corona. Some processing of surface rock dump material occurs at Damang, while some tailings material is processed at South Deep. Material processed from production stockpiles occurs at Tarkwa, Agnew, Granny Smith and St. Ives. Gold Fields sold the Darlot mine in Australia to Red 5 Limited for A$18.5 million effective 2 October 2017.

South African Operations

Gold Fields’ South African region consists of the South Deep mine. South Deep remains a strategic imperative for Gold Fields, and is projected to deliver long-term, cash-generative production to the Group once it achieves steady state full production. The successful delivery of South Deep, which accounts for 70% of the Group’s Mineral Reserves, is critical for Gold Fields’ long-term, sustainable growth.

South Deep Mine

Introduction

South Deep is situated 45 kilometres south-west of Johannesburg, in the Gauteng Province of South Africa. South Deep has historically been a capital project and a developing mine where the majority of the permanent infrastructure to support expanded production has now been installed. South Deep is now advancing into the production ramp up phase which is expected to result in a long term steady state production profile being achieved in approximately five years and beyond. South Deep uses trackless mechanised mining methods comprising an array of techniques and mobile machines to achieve the most efficient extraction system for any given area in the ore body. South Deep operates under a mining lease with a total area of approximately 4,268 hectares.

South Deep is engaged in underground mining and its primary infrastructure comprises one metallurgical plant and two operating shaft systems, the older South Shaft complex and the newer Twin Shaft complex. The South Shaft complex includes a main shaft and three sub-vertical (SV) shafts, two of which are operational. The Twin Shaft complex consists of a single-barrel main shaft for hoisting personnel, rock materials and an adjacent bratticed ventilation shaft, used for both extracting used air and hoisting rock. The South Shaft complex operates to a depth of 2,650 metres below surface and the Twin Shaft complex operates to a depth of 2,995 metres below surface. South Deep’s workings are at depth and therefore require significant cooling infrastructure. The South Deep operation has access to the national electricity grid, water, and road infrastructure and is located near regional urban centres where it can obtain needed supplies and services.

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

The Witwatersrand Basin comprises a 6,000 metre vertical thickness of sedimentary rocks, extending laterally for some 350 kilometres northeast to southwest by some 1,200 kilometres northwest to southeast, generally dipping at shallow angles toward the centre of the basin. The basin outcrops at its northern extent near Johannesburg, but to the west, south and east it is overlaid by up to 4,000 metres of volcanic and sedimentary rocks. The Witwatersrand Basin is Archaean in age, meaning the sedimentary rocks are of the order of 2.8 billion years old.

Gold mineralisation occurs within laterally extensive quartz pebble conglomerate horizons called reefs, which are developed above unconformable surfaces near the basin margin. As a result of faulting and primary controls on mineralisation processes, the goldfields are not continuous and are characterised by the presence or dominance of different reef units. The reefs are generally less than two metres in thickness and are widely considered to represent laterally extensive braided fluvial deposits or unconfined flow deposits, which formed along the flanks of alluvial fan systems around the edge of an inland sea. Dykes and sills of diabase or dolerite composition are developed within the Witwatersrand Basin and are associated with several intrusive and extrusive events.

Gold generally occurs in native form, often associated with pyrite, carbon and uranium. Pyrite and gold within the reefs display a variety of forms, some obviously indicative of detrital transport within the depositional system and others suggesting crystallisation within the reef itself.

The most fundamental controls of gold distribution are the primary sedimentary features such as facies variation and channel directions. Consequently, the modelling of sedimentary features within the reefs and the correlation of payable grades within certain facies is key to in situ reserve estimation as well as effective reef definition drilling programmes, operational mine planning and grade control.

Gold mineralisation at South Deep is hosted by conglomerates of the Upper Elsburg reefs and the Ventersdorp Contact Reef, or VCR. The Upper Elsburg reefs sub-crop against the VCR in a north-easterly trend, which defines their western limits. To the east of the sub-crop, the Upper Elsburg reefs are preserved in an easterly diverging sedimentary wedge attaining a total thickness of approximately 120 metres, which is subdivided into the lower “Individuals” and the overlying “Massives.” To the west of the sub-crop, only the VCR is preserved.

The stratigraphic units at South Deep generally dip southward at approximately 12 to 15 degrees and the gold-bearing reefs occur at depths of 1,500 metres to 3,500 metres below surface.

Production at South Deep is currently derived from the Upper Elsburg Reefs. In general terms, the Upper Elsburg succession represents an easterly prograding sedimentary sequence, with the Massives containing higher gold grades and showing more proximal sedimentological attributes in the eastern sector of the mining authorisation than the underlying Individuals. The sedimentary parameters of the Upper Elsburg reef units influence the overall tenor of the reefs with gold grade displaying a gradual, general decrease toward the east, away from the sub crop.

The North-South trending “normal” West Rand and Panvlakte faults, which converge on the Western side of the lease area, are the most significant large-scale faults in the area and form the western limit to gold mineralisation for the mine.

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

Tarkwa Mine

Introduction

The Tarkwa mine is located in southwestern Ghana, about 300 kilometres by road, west of Accra. The Tarkwa mine consists of several open pit operations on the original Tarkwa property and the adjacent southern portion of the property, which was formerly referred to as the Teberebie property and was acquired by Gold Fields in August 2000. Gold Fields added a SAG mill, a ball mill and a CIL plant.

The Tarkwa mine operates under mining leases with a total area of approximately 20,825 hectares, the entirety of which are surface operations. The Tarkwa mine has access to the national electricity grid, water, road and railway infrastructure, although rail service has been non-operational for many years. Most supplies are trucked in from either the nearest seaport, which is approximately 90 kilometres away by road in Takoradi, or from Tema, near Accra, which is approximately 300 kilometres away by road.

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

Geology

Gold mineralisation at Tarkwa is hosted by Proterozoic Tarkwaian metasediments, which overlie but do not conform to a Birimian greenstone belt sequence. Gold mineralisation is concentrated in conglomerate reefs and has some similarities to deposits in the Witwatersrand Basin in South Africa. The deposit comprises a succession of stacked, tabular palaeoplacer units consisting of quartz pebble conglomerates. Approximately 10 such separate economic units occur in the concession area within a sedimentary package ranging from 40 metres to 110 metres in thickness. Low-grade to barren quartzite units are interlayered between the separate reef units.

Damang Mine

Introduction

The Damang deposits are located in the Wassa West District in southwestern Ghana approximately 330 kilometres by road west of Accra and approximately 30 kilometres by road northeast of the Tarkwa mine.

The mine exploits hydrothermal-style gold deposits in addition to Witwatersrand-style palaeoplacer gold. The Damang mine consists of an open pit operation with a SAG and ball mill and CIL processing plant. Damang operates under a mining lease with a total area of approximately 23,666 hectares. The Damang mine has access to the national electricity grid and water and road infrastructure. Most supplies are brought in by road from the nearest seaport, Takoradi, which is approximately 135 kilometres away, or from Accra, which is approximately 360 kilometres away by road.

History

Mining on the Abosso concession began with underground mining in the early twentieth century. Surface mining at Damang commenced in August 1997 and Gold Fields assumed control of operations on 23 January 2002. Historically, the underground mine was in operation from 1878 until 1956.

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

Palaeoplacer mineralisation occurs on the west limb of the anticline at Abosso, Chida, and Tomento, and on the east limb of the anticline at the Kwesie, Lima South, and Bonsa North locations. Hydrothermal enrichment of the Tarkwaian palaeoplacer and metasediments also occur at the Rex, Amoanda, and Nyame areas on the west limb and the Damang and Bonsa areas on the east limb.

Australasia Operations

St. Ives

Introduction

St. Ives is located 80 kilometres south of Kalgoorlie and 20 kilometres south of Kambalda, straddling Lake Lefroy in Western Australia. It holds exploration licences, prospecting licences and mining leases covering a total area of approximately 140,640 hectares. St. Ives is both a surface and underground operation, with a number of open pits, one operating underground mine and a metallurgical CIP plant. The St. Ives operation obtains electricity pursuant to a contract with BHP Nickel West that expires in January 2023 and has access to water, rail, air and road infrastructure. Consumables and supplies are trucked in locally from both Perth and Kalgoorlie.

History

Gold mining began in the St. Ives area in 1897, with intermittent production until Resources Ltd, or WMC, commenced gold mining operations at St. Ives in 1980. Gold Fields acquired the St. Ives gold mining operation from WMC in November 2001.

Geology

The gold deposits of St. Ives are located at the southern end of the Norseman-Wiluna greenstone belt of the West Australian Goldfields Province. In the St. Ives area, the belt consists of Kalgoorlie Group volcanic rocks, Black Flag group felsic volcanic rocks and sediments and a variety of intrusive and overlying post-tectonic sediments. The area is structurally complex, with metamorphism ranging from lower greenschist and lower amphibolite facies. Shear hosted gold mineralisation has been discovered in all stratigraphic units. Deposit styles and ore controls are varied ranging from minor structures, including vein arrays, breccia zones and central, to quartz-rich and mylonitic parts of shear zones.

Agnew/Lawlers

Introduction

Agnew/Lawlers is located 23 kilometres west of Leinster, approximately 375 kilometres north of Kalgoorlie and 630 kilometres northwest of Perth, Western Australia. Together, Agnew and Lawlers hold exploration licences, prospecting licences and mining leases covering a total area of approximately 88,344 hectares.

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

History

Gold was discovered at Agnew in 1895 and production was intermittent until WMC acquired the operation in the early 1980s and constructed the current mill in 1986. Since that time, numerous open pits and underground operations have been mined. During 2001, Gold Fields acquired Agnew from WMC.

Gold was discovered around the same time at Lawlers. In 1984, Forsayth NL purchased the Great Eastern lease and constructed the Lawlers processing plant, or the Lawlers Mill. Mechanised open pit mining commenced in 1986. The New Holland underground mine opened in 1998 and in 2001 Barrick acquired Lawlers as part of its merger with Homestake. In 2013, Gold Fields purchased Lawlers from Barrick and the Lawlers Mill was placed on care and maintenance.

Geology

The Agnew and Lawlers gold deposits are located within the northwest portion of the Norseman-Wiluna greenstone belt of the Western Australian Goldfields. This greenstone belt consists of an older sequence of ultramafic flows, gabbros, basalts, felsic volcanics and related sedimentary rocks. The rocks are folded about the large, moderately north plunging Lawlers Anticline. The Agnew deposits are located on the western limb of this anticline, and major deposits discovered to date lie on sheared contacts between stratigraphic units. The anticline is cut by north-northeast trending faults such as the Waroonga and East Murchison Unit shear zones. The Lawlers deposits occur along the eastern limb of the Lawlers Anticline with the main Genesis-New Holland deposit located within the Scotty Creek Sediments west of Waroonga.

Granny Smith

Introduction

Granny Smith is located 27 kilometres southwest of the town of Laverton in the Northern Goldfields of Western Australia and is accessible via the Mt. Weld Road. Laverton has sealed a road to Perth, 950 kilometres to the southwest, and Kalgoorlie, 400 kilometres to the south.

Granny Smith holds exploration licences, prospecting licences and mining leases covering a total area of approximately 97,145 hectares.

The operation runs on a fly-in fly-out basis with variable rosters. A well-maintained unsealed airstrip located approximately eight kilometres northeast of the camp provides air access from Perth for the majority of employees. Flights are made four days per week and the average flight time is approximately 1.5 hours.

History

The Granny Smith deposits were discovered in 1987. In 1989, mining at Granny Smith commenced in the Granny Smith pit and continued in subsequent years, with the development of a series of open pits. In 1998 the Wallaby deposit was discovered 11 kilometres southwest of Granny Smith. In November 2001, the first Wallaby ore was delivered to the mill.

The Wallaby Open Pit was mined from October 2001 until December 2006. Underground mining at Wallaby commenced in December 2005 and is ongoing. As noted above, Gold Fields acquired the mine in October 2013.

Geology

Granny Smith is located in the Eastern Yilgarn Craton. At a regional scale, the geological terrain around the Laverton area is dominated by the Mt. Margaret Dome in the northwest and the Kirgella Dome in the southeast. These domes are flanked to the east and west by north-northwest-striking shear zones, and the central zone between the two domes is dominated by north to north-northeast-striking sigmoidal shear zones. These distinctly different strikes to the shear zones developed early in the tectonic evolution of the area and resulted in a favourable architecture for late-stage orogenic gold mineralisation.

Darlot

On 2 October 2017, Gold Fields completed the sale of the Darlot mine to Red 5 Limited for A$18.5 million, as part of the Gold Fields’ strategic rationalisation of its mining and asset portfolio.

Introduction

Darlot is located in the Eastern Yilgarn Craton, approximately 55 kilometres southeast of Leinster and some 700 kilometres northeast of Perth in Western Australia. It held exploration licenses, prospecting licenses and mining leases covering a total area of approximately 29,219 hectares at the time of the sale. Darlot is an underground operation. The Darlot operation obtains electricity pursuant to a contract with an electricity generating contractor that expires in March 2020 and has access to water, rail, air and road infrastructure. Consumables and supplies are trucked in locally from both Perth and Kalgoorlie.

History

Gold was first discovered in the Lake Darlot region in an alluvial field in late 1894, which triggered a gold rush that lasted until 1913.

Modern exploration commenced in the late 1970s and focused on a re-evaluation of historical mining camps, and extensions and repetitions of known mineralised veins.

During August 1996, while diamond drilling a step-out program, a drill hole intersected a 33 metre section at a grade of 8.0g/t Au. This discovery drill hole for the Centenary orebody was approximately 1.2 kilometres east of the Darlot open pit. Underground development to the Centenary orebody from Darlot was initiated during December 1996 and by December 1998 stoping activities commenced. The Centenary orebody thereafter became the primary production source. Gold Fields acquired the mine in October 2013 and sold it to Red 5 Limited for A$18.5 million on 3 August 2017.

Geology

Darlot is located in the eastern portion of the Yilgarn Craton in Western Australia. The Yilgarn Craton is Archean-aged and comprises north-northwesterly trending greenstone belts and granitic intrusions. The Darlot Centenary deposit is located within the Mount Margaret mineral field which lies to the southern end of the Yandal Greenstone Belt.

The Centenary orebody is located approximately 1.2 kilometres east of the Darlot open pit and has been defined from approximately 150 to 700 metres below surface. Gold mineralisation occurs within sub-horizontal to 20 degrees westerly dipping stacked quartz veins bounded to the west by the Oval Fault and to the east by the Lords Fault.

Americas Operations

Prior to fiscal 2013, Gold Fields owned a 98.5% economic interest in the Cerro Corona mine through its shareholding in La Cima. Gold Fields increased its economic interest in La Cima to 99.53% through a reduction in capital carried out in December 2013.

Cerro Corona

Introduction

The Cerro Corona mine became operational by the end of the third quarter of fiscal 2008. It forms part of a porphyry copper-gold deposit situated within the Hualgayoc Mining District in northern Peru. It is located in the highest part of the Western Cordillera of the Andes, in northern Peru, close to the headwaters of the Atlantic continental basin. Cerro Corona is located approximately 80 kilometres by road north of the City of Cajamarca. La Cima holds mining concessions covering a total area of approximately 4,365 hectares and Cerro Corona is being developed over an area of approximately 1,300 hectares, the rights to which are held by Gold Fields. Cerro Corona’s electricity is supplied through a long-term contract with a Peruvian power supplier and transported through the national power transmission system and a 34 kilometre transmission line constructed by the project. Cerro Corona’s water requirements are provided primarily by retention of rainfall and pit dewatering; water is continuously recycled.

History

In December 2003, Gold Fields, through a subsidiary, signed a definitive agreement to purchase an 80.7% economic and 92% voting interest in the Cerro Corona mine from a Peruvian family-owned company, Sociedad Minera Corona S.A. The agreement called for a reorganisation whereby the assets of Cerro Corona were transferred to La Cima, in July 2004. Following the approval of an environmental impact assessment, or EIA, on 2 December 2005, Gold Fields completed the purchase of the 92% voting interest (80.7% economic interest) in La Cima in January 2006, for a total consideration of U.S.$40.5 million. La Cima subsequently obtained all requisite additional permits to construct the mine. Construction commenced in May 2006.

Geology

The Cerro Corona gold-copper deposit is hosted by a 600- to 700-metre diameter sub-vertical cylindrical- shaped quartz diorite porphyry stock emplaced into mid-Cretaceous limestone and marls and siliclastic rocks. Within the porphyry, gold-copper mineralisation is primarily hosted by extensive zones of stockwork veining. There are at least two phases of diorite placement, only one of which is mineralised. The non-mineralised diorite is generally regarded as the last phase, and is referred to as “barren core.” The latest re-modelling suggests that the Cerro Corona porphyry is probably composed of four or five satellite stocks with the last two being barren. The intrusive has been emplaced at the intersection of Andean-parallel and Andeannormal (transandean) structures. Supergene oxidation and leaching processes at Cerro Corona have led to the development of a weak to moderate copper enrichment blanket, allowing for the subdivision of the deposit, from the surface downward, into an oxide zone, a mixed oxide-sulphide zone, a secondary enriched (supergene) sulphide zone and a primary (hypogene) sulphide zone.

Projects

Gruyere Project

Introduction

The Gruyere deposit is situated within the Yamarna Terrane of the eastern Yilgarn region of Western Australia. Gruyere is located approximately 200 kilometres east of Laverton and 1,000 kilometres north-east of Perth. It holds exploration and prospecting licences, and mining and miscellaneous leases covering a total area of approximately 201,068 hectares. Gruyere is planned to be an open pit operation and is currently under construction. The Gruyere Gold Project is 50% owned by Gold Fields after forming a joint venture with Gold Road in November 2016. The joint venture includes several prospective areas beyond the Gruyere main deposit and further resources have already been identified, within the Yamarna Terrane, namely Attila and Alaric.

Early works at Gruyere started in December 2016. Construction has now been in progress for more than 12 months. The Gruyere Gold Project remains on schedule to pour first gold at the end of the first quarter of 2019. Mining activities are scheduled to commence in the December 2018 quarter, utilising a fleet of 225-tonne payload dump trucks, 400-tonne excavators, production blast hole drills and support equipment to move approximately 31 million tonnes of material a year.

Civil works have continued to make good progress with the Bulk Earthworks, completing several key components of the contract, including the Gruyere main access road spanning 28 kilometres, sealed airstrip and clearing for the Stage 1 Pit and Tailings Storage Facility, during the fourth quarter of 2017. The engineering, procurement and construction contractor had poured 4,200 cubic metres of concrete in the process plant area, including the largest single pour to date of 750 cubic metres for the primary crusher raft slab. A further 10,500 cubic metres of concrete is to be poured before the process plant is complete. Construction of the seven carbon in leach tanks are progressing to schedule.

Final approval from the WA Department of Mines, Industry Regulation and Safety for the construction of the 198 kilometre Yamarna Gas Pipeline was approved in the fourth quarter of 2017. Construction of the pipeline is expected to be completed in the June 2018 quarter. Civil and structural works, installation of the generators and gas turbine engines have also begun at the 45 MW Gruyere power station.

Water supply boreholes from the Yeo bore field, which will serve as the main water source for the Gruyere process plant, have now been drilled. Installation of the 95 kilometre water pipeline connecting the bore field to the process plant is scheduled to commence in the March 2018 quarter. Construction of the electricity supply power lines to service the bore field has progressed significantly.

Consumables and supplies are trucked in via the Gruyere main access road, which connects the site with the Mt Shenton Yamarna Road, and ultimately, Perth and Kalgoorlie. Personnel transportation is via the new all-weather Gruyere airstrip which was completed in the second half of fiscal 2017.

History

Gold Road discovered the mineralisation at Gruyere in August 2013 with interface rotary air blast drilling. A total of 87,066 metres have been drilled from 470 holes on the project (357 reverse circulation, or RC, holes for 41,264 metres, 73 holes with RC pre-collars for 14,694 metres RC and 16,506 metres diamond core tail, and 40 full diamond drill holes for 14,603 metres) were drilled as part of the feasibility study. A further six diamond drill holes were completed in 2017 to test the down dip extension below the Gruyere resources pit and convert inferred areas. These boreholes were of nominally lower grade than anticipated but assisted in some resource conversion and a nominal reduction in the overall resources declared.

Geology

The Gruyere deposit is located on a flexure point of the regional-scale Dorothy Hills Shear Zone within the Dorothy Hills Greenstone Belt, where the shear zone changes from a northerly direction to a north-northwest direction. Orogenic gold mineralisation is hosted within the steep easterly dipping Gruyere porphyry, a medium-grained quartz monzonite porphyry that has intruded the country rocks, elongated in the direction of the shear zone, or the Gruyere Porphyry. The host Gruyere Porphyry averages 90 metres in horizontal width through the deposit with a maximum width of 190 metres in the centre of the deposit and tapering to around 5 metres to 10 metres width at the northern and southern extremities. The entire Gruyere Porphyry is variably altered and gold grade is related to variations in style and intensity of alteration, structure, veining and sulphide species.

Salares Norte Project

Introduction

The Salares Norte project is 100% owned by Gold Fields and is focused on a gold-silver deposit in the Atacama region of northern Chile, with elevations between 4,200 metres and 4,900 metres above sea level. The nearest town is Diego de Almagro, about 190 kilometres by road to the west of the project. Mineralization is contained within a high-sulphidation epithermal system, offering high-grade oxides. The project is located within a core 1,800 hectare concession area. Gold Fields has an option to purchase one adjoining concession that would add a further 1,200 hectares.

History

The Group spent U.S.$53 million on feasibility study work and further drilling in fiscal 2017, following on from pre-feasibility study work and drilling in fiscal 2016 (U.S.$39 million), and U.S.$17 million spent in fiscal 2015. More than 150 kilometres of drilling has been completed to date. The project has progressed to include both the Brecha Principal and Agua Amarga deposits in an interim feasibility study, with an extended feasibility study expected to be completed by the end of fiscal 2018.

In December 2016, Gold Fields updated the project’s resources for the Brecha Principal area (at pre-feasibility status) as well as the nearby Agua Amarga deposit (scoping study status). Preliminary indications suggested Salares Norte could be an open pit mine, while metallurgical test work suggested that hybrid carbon-in-leach processing could deliver recovery rates of around 91% for gold. On completion and review of the interim feasibility work, including advancement of an optimised mine plan for the combined Brecha Principal and Agua Amarga deposits, the Salares Norte project will be in a position to assess the viability of reporting a maiden reserve.

Importantly, a land easement for 30 years and water rights for the project were both granted in December 2016.

Salares Norte has completed its environmental and social baseline and is currently finalising the EIA report to be presented to the authorities within the next two months to support the project schedule. The environmental work comprises biological and bio-diversity studies, including the protection of the endangered short-tailed chinchilla in the area. The research has been completed and as a part of the EIA, Salares Norte will present the Chile’s Ministry of Environment with options on how to protect the chinchilla, including possible relocation to a protected area within the concession. The research work undertaken at Salares Norte will also be used to inform a nationwide study on the conservation and management of the species.

The social baseline at Salares Norte has been expanded. While there are no indigenous claims or presence on the concession or the dedicated access routes, Salares Norte has embarked on an extensive engagement program with impacted communities, including investments in community projects.

Geology

The Salares Norte Project is located in the northern part of the Maricunga Belt, an area with a predominance of Cenozoic volcanic rocks, comprised of eroded strato-volcanos, volcanic domes and pyroclastic rocks. Mineralisation at Salares Norte is contained in a high-sulphidation epithermal system, hosted mainly by a breccia complex along the contact of two volcanic domes of andesitic and dacitic composition. Mineral resources have been delineated by drilling in two separate deposits, Brecha Principal and Agua Amarga, which are located about 500 metres apart. Most of the mineralisation known to date is oxidised. The sulphide mineralisation contains mainly pyrite.

Insurance

Gold Fields has insurance policies to protect against catastrophic events which could have significant adverse effects on its operations and profitability, subject to the availability and cost of such insurance. Gold Fields maintains its philosophy of placing coverage with secure underwriters that offer programmes to suit Gold Fields’ specific needs.

Gold Fields has global insurance policies covering general liability, accidental loss or material damage to its property, business interruption in the form of fixed operating costs or standing charges and other losses. Gold Fields does not insure all potential losses associated with its operations as some insurance premiums are prohibitively expensive, some risks are considered too remote to insure and some types of insurance cover are not available. For example, Gold Fields does not insure against the loss of profits. Should an event occur for which there is no or limited insurance cover, this could affect Gold Fields’ cash flows and profitability.

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

Property

As of 31 December 2017, Gold Fields held rights over the following mining and exploration areas/tenements, including those held as joint ventures:

Gold Fields’ operative mining areas as of 31 December 2017

Operation	Size
(hectares)
South Africa
South Deep	4,268
Ghana
Tarkwa	20,825
Damang	23,666
Australia(1)
St. Ives	140,640
Agnew/Lawlers	88,344
Granny Smith	97,145
Darlot	—
Gruyere	201,068
Peru
Cerro Corona	4,365

Note:

(1)	Tenement areas include: prospecting, exploration, mining, miscellaneous and non-managed or JV. The sale of Darlot to Red 5 Limited was completed on 2 October 2017.

Gold Fields’ leases its corporate headquarters in Sandton.

The MPRDA vests the right to prospect and mine in the Republic of South Africa with administration by the government of South Africa. During May 2010, the DMR approved the conversion of the South Deep old order mining rights and converted the same into a new order mining right on 13 July 2010, including an additional area called “Uncle Harry’s”. Gold Fields also owns most of the properties in respect of its South African mining operations, and where it does not own such property, it does so in accordance with applicable mining and property laws. In addition, Gold Fields owns prospecting and surface rights contiguous to its operations in South Africa. As required under the MPRDA, Gold Fields has registered its surface rights utilised for mining purposes. Gold Fields has received prospecting rights on properties which it has identified as being able to contribute, now or in the future, to its business and will apply to convert those prospecting rights to mining rights under the MPRDA, when appropriate. These rights, historically known as the Fochville East, Kalbasfontein, WA4 and Wildebeestkuil prospecting rights, are in the process of being consolidated and will be known as the South Deep Contiguous Areas. See “Risk Factors—Gold Fields’ mineral rights are subject to legislation, which could impose significant costs and burdens and which impose certain ownership requirements, the interpretation of which are the subject of dispute—The MPRDA”.

Gold Fields’ West Africa operations comprise two legally registered entities, namely Gold Fields Ghana and Abosso. Gold Fields Ghana obtained the mining rights for the Tarkwa property from the government of Ghana in 1993. In August 2000, with the consent of the government of Ghana, Gold Fields Ghana was assigned the mining rights for the northern portion of the Teberebie property. The Tarkwa rights expire in 2027, while the Teberebie rights expire in 2018. The Minerals Commission has approved Gold Fields Ghana’s application for an extension of the Teberebie leases to 2036 and has made recommendations to the Minister of Land and Natural Resources to grant the extension. Gold Fields Ghana has fully paid for the fees associated with the extension. Abosso holds the right to mine at the Damang property under the Damang and Lima South mining leases from the government of Ghana. The Damang lease expires in 2025. The Lima South lease expired in 2017 but remains valid until the application for the extension of the term is determined and a licence renewal plus fees have been submitted for its extension. Abosso is currently awaiting feedback from the Ghanaian Minerals Commission, the Minister of Land and Natural Resources is expected to grant the extension. Gold Fields may exploit all surface and underground gold at all three sites until the rights expire, provided that Gold Fields pays the government of Ghana a quarterly royalty. See “Environmental and Regulatory Matters—Ghana—Mineral Rights”.

In Western Australia, land that is the subject of mining rights is leased from the state. West Australian mining leases have an initial term of 21 years with one automatic 21-year renewal period and thereafter an indefinite number of 21-year renewals with government approval. In relation to gold produced from the mining leases at St. Ives, Agnew/Lawlers, Granny Smith and Darlot (until its sale), Gold Fields pays an annual royalty to the state of 2.5% of revenue.

In Peru, exploration and extraction activities can only be performed in duly authorised areas. Authorisation is granted by the Peruvian government when a mining concession is issued. Mining concessions expire if the titleholder does not exploit the concessions for a period of 15 years, unless the titleholder demonstrates to the authorities that this was through no fault of its own, in which case the authorities may allow the titleholder to begin to exploit the concession within the next 5 years that follow. The titleholder must comply with specific obligations, such as paying annual fees of U.S.$3.00 per hectare, meeting minimum investment requirements, paying a monthly royalty according to the value of the produced concentrates and other requirements. The mining concessions owned by Cerro Corona cover an area of 4,365 hectares, while the surface rights cover 1,291 hectares. See “Environmental and Regulatory Matters—Peru—Mining Concessions”.

The maps presented below show the location of Gold Fields’ operations.

South Africa Operation

General location of the material assets—South Deep Gold Mine

West Africa Operations

General location of the material assets—Tarkwa Gold Mine

General location of the material assets—Damang Gold Mine

Australian Operations(1)

General location of the material assets—St. Ives Gold Mine

Note:

(1)	The sale of Darlot to Red 5 Limited was completed on 2 October 2017.

General location of the material assets—Agnew/Lawlers Gold Mine

General location of the material assets—Granny Smith Gold Mine

General location of the material assets—Gruyere Project

Americas Operations

General location of the material assets—Cerro Corona Gold Mine

Glossary of Mining Terms

The following explanations are not intended as technical definitions, but rather are intended to assist the reader in understanding some of the terms used in this annual report.

“Adjusted EBITDA” means profit or loss for the year adjusted for interest, taxation, amortisation and depreciation and certain other costs. The definition of adjusted EBITDA is as defined in the U.S.$1,290 million term loan and revolving credit facilities agreement. Refer note 38 to the consolidated financial statements for the calculation of adjusted EBITDA.

“Adjusted free cash flow and adjusted free cash flow margin” or “Free cash flow” or “FCF Margin” means AIC adjusted for non-cash share-based payments, non-cash long-term employee benefits, exploration, feasibility and evaluation costs outside of existing operations, non-sustaining capital expenditure for growth projects only, realised gains or losses on revenue hedges and taxation paid (excluding royalties).

Adjusted free cash flow margin is adjusted free cash flow divided by revenue adjusted for by-product revenue.

The adjusted FCF Margin is calculated as follows:

Revenue (gold only = revenue as per the income statement less by-product revenue as per AIC)	xxx
Less: Cash outflow	(xxx	)
AIC	(xxx	)
Adjusted for
Share-based payments (as non-cash)	xx
Long-term employee benefits (non-cash)	xx
Exploration, feasibility and evaluation costs outside of existing operations	xx
Non-sustaining capital expenditure	xx
Revenue hedges	xx
Tax paid (excluding royalties)	(xx	)

Free cash flow	xx
Free cash flow margin	x	%

Gold sold only—ounces	xxx

“All-in costs” or “AIC” means all-in sustaining costs plus additional costs relating to growth, including non-sustaining capital expenditure and exploration, evaluation and feasibility costs not associated with current operations. For the calculation of all-in costs, see “Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements”.

“All-in sustaining costs” or “AISC” means operating costs excluding amortisation and depreciation, plus all costs not included therein relating to sustaining current production including sustaining capital expenditure. For the calculation of all-in sustaining costs, see “Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements”.

“Backfill” means material, generally sourced from tailings or waste rock, used to refill mined-out areas to improve and maintain ground stability, minimise waste dilution and maximise extraction of the ore body, as well as typically mitigating the effects of seismicity.

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

“Cut-off grade” means the lowest grade of mineralised material considered economic and is used in the calculation of the ore reserves in a given deposit; it distinguishes the material within the ore body that is to be extracted, treated and sold from the remaining material.

“Decline” or “incline” means a sloping underground opening or ramp for machine access from the surface to an underground mine or from level to level in an underground mine. Declines and inclines are often driven in a spiral to access different elevations in the mine.

“Depletion” means the decrease in quantity of ore in a deposit or property resulting from extraction or production.

“Development” means activities (including shaft sinking and on-reef and off-reef tunnelling) required to gain access to and to establish infrastructure in preparation for mining activities and to maintain a planned production level.

“Dilution” means the mixing of waste rock, and potentially mineralised material below the cut-off grade, with the ore, resulting in a decrease in the overall grade.

“Dissolution” means the process whereby a metal is dissolved and becomes amenable to separation from the gangue material.

“Electrowinning” means the process of removing mineral from solution by the action of electric currents, known as electrolysis.

“Elution” means removal of the gold from the activated carbon by washing with a solvent. “Exploration” means activities associated with ascertaining the existence, location, extent or quality of mineralisation, including economic and technical evaluations of mineralisation.

“Exploration” means activities associated with ascertaining the existence, location, extent and the economic viability of a deposit.

“Flotation” means the process whereby certain chemicals are added to the material fed to the leach circuit in order to float the desired minerals to produce a concentrate of the mineral to be processed. This process can be carried out in column flotation cells.

“Gangue” means commercially valueless or waste material remaining after ore extraction from rock.

“Gold reserves” means the gold contained within proved and probable reserves on the basis of recoverable material (reported as mill delivered tonnes and head grade).

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

“Measures” means conversion factors from metric units to U.S. units are provided below.

Metric unit	U.S. equivalent
1 tonne (1t)	1.10231 short tons
1 gram (1 g)	0.03215 ounces
1 gram per tonne (1 g/t)	0.02917 ounces per short ton
1 kilogram per tonne (1 kg/t)	29.16642 ounces per short ton
1 kilometre (1 km)	0.62137 miles
1 metre (1 m)	3.28084 feet
1 centimetre (1 cm)	0.39370 inches
1 millimetre (1 mm)	0.03937 inches
1 hectare (1 ha)	2.47104 acres

“Metallurgical plant” means a processing plant used to treat ore and extract the contained minerals.

“Metallurgical recovery factor” means the proportion of metal in the ore delivered to the mill that is recovered by the metallurgical process or processes.

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

“Mine call factor” means the ratio, expressed as a percentage, of the specific product accounted for at the mill (including residue), compared to the specific product contained in an ore body calculated based on an operation’s measuring and valuation methods.

“Mineralisation” means the presence of a target mineral in a mass of host rock.

“MPa” means a unit measurement of stress or pressure within the earth’s crust used to profile tectonic stress, which can impact ground stability and ground support requirements in underground mining.

“Net cash flow” is defined as net cash flow from operations less the South Deep dividend, net capital expenditure (additions to property, plant and equipment less proceeds on disposal of property, plant and equipment), and environmental trust fund and rehabilitation payments, as per the consolidated statements of cash flows which is a non-IFRS measure. An investor should not consider this item in isolation or as an alternative to cash flow from operating activities, cash and cash equivalents or any other measure presented in accordance with IFRS. The definition for the calculation of net cash flow may vary significantly between companies, and by itself does not necessarily provide a basis for comparison with other companies. The following table sets out a reconciliation of Gold Fields’ “net cash flow from operations” in accordance with IFRS (refer to the consolidated statement of cash flows) to “net cash flows”. For a reconciliation, see “Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements”.

Net cash flow from operations(1)	xx
Less:
South Deep dividend(1)	xx
Additions to property, plant and equipment(1)	xx
Proceeds on disposal of property, plant and equipment(1)	xx
Environmental and rehabilitation payments(1)	xx
Net cash flow	xx

Note:

(1)	As per the consolidated statement of cash flows.

“Net debt” means total borrowings less cash and cash equivalents (refer note 38 to the consolidated financial statements).

“Net smelter return”, or “NSR” means the volume of refined mineral sold during the relevant period multiplied by the average spot mineral price and the average exchange rate for the period, less refining, transport and insurance costs.

“Open pit” means mining where the ore is extracted from a surface pit. The geometry of the pit may vary with the characteristics of the ore body.

“Ore” means a mixture of material containing minerals from which at least one of the minerals can be mined and processed at an economic profit.

“Ore body” means a well-defined mass of material of sufficient mineral content to make extraction economically viable.

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

“Paste filling” means a technique whereby cemented paste fill is placed in mined out voids to improve and maintain ground stability, minimise waste dilution and maximise extraction of the ore.

“Palaeochannel” means a remnant of an ancient buried river system. Under appropriate conditions such systems have the potential to contain gold-bearing placer deposits.

“Porphyry” means an igneous rock of any composition that contains larger, well-formed mineral grains in a finer-grained groundmass.

“Probable reserves” means reserves for which quantity and grade and/or quality are computed from information similar to that used for Proved reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for Proved reserves, is high enough to assume continuity between points of observation.

“Production stockpile” means the selective accumulation of unprocessed ore which is actively managed as part of the current mining and processing operations.

“Prospect” means to investigate a site with insufficient data available on mineralisation to determine if minerals are economically recoverable.

“Prospecting right” means permission to explore an area for minerals.

“Proved reserves” means reserves for which: (1) the quantity is computed from dimensions revealed in outcrops, trenches, workings or boreholes; (2) the grade and/or quality are computed from the results of detailed sampling; and (3) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

“Reef” means a gold-bearing sedimentary horizon, normally a conglomerate band, which may contain economic levels of gold.

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

“Run of Mine”, or “RoM” when used with regard to grade, is a term to describe the average grade of the ore mined.

“Sampling” means taking small pieces of rock at intervals along exposed mineralisation for assay (to determine the mineral content).

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

“Smelting” means thermal processing whereby mineral is liberated from molten beneficiated ore or concentrate, with impurities separating as lighter slag.

“Spot price” means the current price of a metal for immediate delivery.

“Stockpile” means a store of unprocessed ore.

“Stope” means the underground excavation within the ore body where the main mineral production takes place.

“Stratigraphic” means the study of rock layers (strata) and layering (stratification) and is primarily used in the study of sedimentary and layered volcanic rocks. Stratigraphic modelling is often important in profiling the regional and local geology that has played a controlling role in mineralisation and ore body generation.

“Stripping” means the process of removing overburden (waste material) to expose the ore for mining.

“Sulphide” means a mineral characterised by the linkages of sulphur with a metal or semi-metal, such as pyrite (iron sulphide). Also a zone in which sulphide minerals occur.

“Supergene” means ores or ore minerals formed where descending surface water oxidises the primary (hypogene) mineralised rock and redistributes the ore minerals, often concentrating them in zones. Supergene enrichment occurs at the base of the oxidised portion of the ore deposit.

“Tailings” means finely ground rock from which the bulk of valuable minerals have been extracted by metallurgical processes.

“Tailings storage facility” or “TSF” typically means an earth-fill embankment dam used to store by-products or tailing from mining operations after separating the ore from the gangue.

“Tonne” means one tonne is equal to 1,000 kilogrammes (also known as a “metric” tonne).

“Tonnage” means the quantity of material where the tonne is an appropriate unit of measure. Typically used to measure reserves of mineral-bearing material, or quantities of ore and waste material mined, transported or milled.

“Waste” means rock mined with an insufficient mineral content to justify processing.

“Yield” means the actual grade of ore realised after the mining and treatment process.

RESERVES OF GOLD FIELDS AS AT 31 DECEMBER 2017

Methodology

While there are some differences between the definition of the South African Code for Reporting of Exploration Results, Mineral Resources and Mineral Reserves, or the SAMREC Code, and that of the SEC’s Industry Guide 7, only the reserves at each of Gold Fields’ operations, growth and advanced exploration projects as at 31 December 2017 which qualify as reserves for purposes of the SEC’s Industry Guide 7 are presented in the table below. See “Additional Information on the Company—Glossary of Mining Terms”. In accordance with the requirements imposed by the JSE, Gold Fields reports its reserves using the terms and definitions of the SAMREC Code (2016 edition). Mineral or ore reserves, as defined under the SAMREC Code, are divided into categories of proved and probable reserves and are expressed in terms of tonnes to be processed at mill feed head grades, allowing for estimated mining dilution, ore loss, mining recovery and other modifying factors.

All of Gold Fields’ operations report reserves using cut-off grades or net smelter return cut-offs, or NSR, in the case of multi-metal deposits. Cut-off grade is the grade that distinguishes the economic material within an ore body that is to be extracted and treated from the remaining material. Cut-off grade is typically calculated using an appropriate metal price plus the development, stoping, processing, general and administration and sustaining capital costs to derive a total cost per tonne. NSR cut-off is the net revenue (total revenue less production costs) that the owner of a mining property receives from the sale of the mine’s metal products. Costs include transportation and refining costs. Modifying factors applied in estimating reserves are primarily based on historical empirical information, but commonly incorporate adjustments for planned operational improvements. Tonnage and grade may include some mineralisation below the selected cut-off grade to ensure that the reserve comprises blocks of adequate size and continuity to facilitate practical mining. Reserves also take into account operating cost levels as well as necessary capital and sustaining capital provisions required at each operation, and are supported by detailed engineered “life of mine” plans.

South Africa

South Deep’s Rebase Plan (resetting of the production build-up and production steady state, compared to the acquisition build-up plan), which forms the basis for the South Deep’s mineral reserves, will continue to be refined and enhanced as other rebasing project outcomes are delivered and as the mine evolves to steady state production. This plan incorporates all recent improvements in mine design, geotechnical parameters as well as infrastructure required to support the production plan.

At South Deep, the estimation of reserves is based on surface drilling, underground infill and grade control diamond drilling, surface three-dimensional reflection seismics, ore body facies modelling, structural modelling, underground mapping, detailed ore zone wireframes and geostatistical estimation. The reefs, which are sedimentary in nature are laterally continuous with long-range predictability, and reflect extensive intra-basinal fluvial deposits. Initially exploration is by drilling from the surface on an approximately 500 metre to 2,000 metre grid. Once underground access is available, diamond drilling is undertaken on an approximate 30 metre to 90 metre grid, to provide the necessary ore body definition to support detailed mine design and production scheduling.

The following sets out the drill spacing ranges used to classify the different categories of reserves at South Deep.

Reserve Classification	Sample Spacing Range Min/Max	Maximum Distance Data is Projected
	(metres)
Proved	0 to 60	90
Probable	60 to 650	650

For proved reserves, the planned grade control diamond drilling must be designed at an approximate 50 metre by 50 metre grid spacing, depending on the accessibility for the diamond drill rigs. The high profile destress mining consists of 5.5 metre high cuts that are generally mined horizontally at 17 to 20 metre vertical intervals, and it reduces the in situ rock stress from approximately 80 MPa to 30 to 40 MPa to facilitate bulk mechanised mining. Estimation is constrained within both geologically homogenous structural and defined facies zones, and is generally derived from either ordinary or simple kriged small-scale grids.

For probable reserves, the estimates access a significant number of samples on spacing greater than the spacing for development and stoping bordering these areas. In addition, borehole spacing’s ranging from tens to hundreds of metres are used in conjunction with 3D seismic survey results that confirm certain structural reef elevations and key stratigraphic surfaces. Reserves classified as probable are generally adjacent to those classified as proved. Estimation is constrained within homogenous structural and facies zones, and is derived using a localised direct conditioning technique (used to derive recoverable block estimates) based on simple kriging.

The primary assumptions of continuity of the geologically homogenous zones are driven by the geological model, which is updated when new information arises. Any changes to the model are subject to peer and internal technical corporate review and external independent consultant review when deemed necessary. Historically, mining at South African deep-level gold mines has shown significant geological continuity, so that new mines were started based on limited surface borehole information. Customarily, geological models are primarily based on the definition of different sedimentary facies within each conglomerate horizon. These facies are extrapolated along palaeocurrent and grade trends into new, undeveloped areas taking into account inherent proximal to distal depositional relationships and any surface borehole data in those areas. Normally these facies are continuous, supported by extensive historical sample databases, and can be incorporated in the kriging of large blocks.

Ghana

For the Tarkwa open pit operation, estimation of probable reserves is based on a combination of an initial 100- or 200-metre grid of diamond and reverse circulation drilling and proved reserves are typically based on drilling a 12.5 metre to 25 metre grid of reverse circulation drill holes. For the Damang open pit operation, estimation of probable reserves is based on a 40 metre to 80 metre grid of combined reverse circulation and diamond drilling and proved reserves on a five metre by eight metre grid up to a 20 metre grid, depending on the orebody type. Advance grade control drilling is employed in certain areas to provide detailed estimation to greater depths than normal grade control drilling where information is required to confirm structural and grade trends.

Diamond drilling provides continuous (solid) core from diamond drill bits, using water and chemicals for lubrication. Consequently, diamond drilling provides greater resolution of geological parameters such as lithologies, alterations, mineralisation, rock hardness and structures.

In surface drilling programmes, reverse circulation drilling provides chip samples from percussion hammers powered by compressed air. The chips are transferred to surface up a central tube with the rods to eliminate contamination from the outer hole. Sampling is generally conducted at intervals relevant to the block model and mining dimensions. Reverse circulation drilling is generally quicker and less expensive than diamond drilling. However, there is a depth limitation to reverse circulation drilling and consequently all deep holes are conducted by diamond drilling.

Generally, exploration and infill drilling programmes will consist of a mix of reverse circulation and diamond drilling in order to provide the necessary geological resolution, as well as bulk analytical data for evaluation, geotechnical and geometallurgical purposes. Grade control drilling programmes use reverse circulation.

Australia

At the Australian operations, the estimation of reserves for both underground and open pit operations is based on exploration and sampling information gathered through appropriate techniques, primarily from diamond drilling, reverse circulation drilling, air-core and sonic drilling techniques. The locations of sample points are spaced close enough to deduce or confirm geological and grade continuity. Generally, drilling is undertaken on grids, which range between 20 metres by 25 metres for proved reserves and up to 40 metres by 60 metres typically for probable reserves, although this may vary depending on the continuity of the ore body. Due to the variety and diversity of mineralisation at the Australian operations, sample spacing may also vary depending on each particular ore type.

Peru

For the Cerro Corona operation, estimation is based on diamond drill and reverse circulation holes. The spacing of holes at Cerro Corona is generally on a grid ranging from 40 metres to 60 metres for probable reserves with some areas approximating a 25 metre grid where geology becomes more complex. The blast hole rock chips are used as grade control samples and are drilled on an average 5.5 metre by 4.8 metre grid.

Reserve Statement

As at 31 December 2017, Gold Fields had aggregate attributable proved and probable reserves of approximately 49.0 million ounces of gold and 764 million pounds of copper, as set forth in the following tables:

	Gold ore reserve statement as at 31 December 2017(1)
	Proved reserves			Probable reserves			Total reserves			Attributable gold production in fiscal 2017(2)
	Tonnes	Head Grade	Gold	Tonnes	Head Grade	Gold	Tonnes	Head Grade	Gold
	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)	(M oz)
Underground (“UG”) South Africa
South Deep(3)(4)	12.72	5.8	2.381	184.54	5.3	31.642	197.25	5.4	34.023	0.26
Australia
St. Ives	0.20	5.3	0.033	3.49	5.2	0.580	3.69	5.2	0.613	0.06
Granny Smith	1.50	5.0	0.239	10.87	5.6	1.951	12.36	5.5	2.191	0.29
Darlot	—		—	—	—	—	—	—	—	0.04
Agnew(5)	0.02	4.9	0.004	2.63	5.9	0.497	2.6	5.9	0.501	0.24
Total Underground	14.43	5.7	2.657	201.5	5.4	34.640	215.96	5.4	37.327	0.89
Surface (Production Stockpile)
South Africa	—	—	—	—	—	—	—	—	—	—
South Deep	—	—	—	—	—	—	—	—	—	—
Ghana
Tarkwa(5)	11.02	0.8	0.273	53.98	0.4	0.694	65.00	0.5	0.967
Damang(5)	1.31	0.8	0.034				1.31	0.8	0.034
Australia
St. Ives(5)	3.46	1.2	0.139	—	—	—	3.46	1.2	0.139
Granny Smith	0.07	5.6	0.012	—	—	—	0.07	5.6	0.012
Darlot	—	—	—	—	—	—	—	—	—
Agnew	0.09	4.3	0.012	—	—	—	0.09	4.3	0.012
Peru
Cerro Corona	3.80	0.8	0.100	—	—	—	3.80	0.8	0.100

	Gold ore reserve statement as at 31 December 2017(1)
	Proved reserves			Probable reserves			Total reserves			Attributable gold production in fiscal 2017(2)
	Tonnes	Head Grade	Gold	Tonnes	Head Grade	Gold	Tonnes	Head Grade	Gold
	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)	(M oz)
Surface (Open Pit) Ghana
Tarkwa(4)	36.42	1.3	1.479	73.81	1.2	2.869	110.23	1.2	4.348	0.51
Damang(4)	5.68	1.4	0.256	21.75	1.8	1.265	27.43	1.7	1.521	0.13
Australia
St. Ives(4)	0.94	2.6	0.079	11.34	2.0	0.738	12.27	2.1	0.817	0.30
Gruyere Project	7.62	1.1	0.271	41.06	1.2	1.600	48.68	1.2	1.871	—
Granny Smith	—	—	—	—	—	—	—	—	—	—
Darlot	—	—	—	—	—	—	—	—	—	—
Agnew	—	—	—	0.30	2.9	0.028	0.30	2.9	0.028	—
Peru
Cerro Corona	52.12	0.8	1.331	29.86	0.5	0.497	81.98	0.7	1.828	0.16
Total Surface	122.52	1.0	3.986	232.3	1.0	7.691	354.6	1.0	11.677	1.10

Grand Total	136.95	1.5	6.643	433.62	3.0	42.361	570.57	2.7	49.005	2.00

Totals by Mine
South Deep	12.72	5.8	2.381	184.54	5.3	31.642	197.25	5.4	34.023	0.26
Tarkwa	47.44	1.1	1.752	127.79	0.9	3.563	175.23	0.9	5.315	0.51
Damang	6.99	1.3	0.290	21.75	1.8	1.265	28.74	1.7	1.555	0.13
St. Ives	4.59	1.7	0.251	14.83	2.8	1.318	19.42	2.5	1.568	0.36
Granny Smith	1.56	5.0	0.251	10.87	5.6	1.951	12.43	5.5	2.203	0.29
Darlot	—	—	—	—	—	—	—	—	—	0.04
Agnew	0.11	4.4	0.016	2.92	5.6	0.525	3.04	5.5	0.541	0.24
Gruyere Project	7.62	1.1	0.271	41.06	1.2	1.600	48.68	1.2	1.871	—
Cerro Corona	55.92	0.8	1.431	29.86	0.5	0.497	85.79	0.7	1.928	0.16

Grand Total	136.95	1.5	6.643	433.62	3.0	42.361	570.57	2.7	49.005	2.00

Notes:

(1)	(a)

Quoted as mill delivered metric tonnes and Run of Mine, or RoM, grades, inclusive of all mining dilutions and gold losses except mill recovery. Metallurgical recovery factors have not been applied to the reserve figures. The approximate metallurgical recovery factors are as follows: (i) South Deep 96.5%; (ii) Tarkwa 97%; (iii) Damang 91%; (iv) St. Ives 69% to 96%; (v) Agnew 92.4%; (vi) Granny Smith 92.8%; and (vii) Gruyere 91%; (viii) Cerro Corona 69% for gold and 87% for copper. The metallurgical recovery is the ratio, expressed as a percentage, of the mass of the specific mineral product actually recovered from ore treated at the plant to its total specific mineral content before treatment. The South African operations have a consistent metallurgical recovery, while the recoveries on the international operations vary according to the mix of the source material and method of treatment.

(b)	The metal prices used for the 2018 LoM plans were as follows: For the Ghana operations, ore reserve figures are based on an optimised pit at a gold price of U.S.$1,200 per ounce. For the Australian operations, ore reserve figures are based on a gold price of A$1,600 per ounce (at an exchange rate of A$1.33 per U.S.$1.00). Open pit ore reserves at the Australian operations are similarly based on optimised pits and the underground operations on appropriate mine design and extraction schedules. At South Deep, a gold price of R525,000 per kilogram (at an exchange rate of R13.6 per U.S.$1.00) was applied in valuing the ore reserve. The gold price used for reserves approximates the three year trailing average (U.S.$1,222oz), calculated on a monthly basis, of the London afternoon fixing price of gold. For the Cerro Corona gold reserves, the optimised pit is based on a gold price of U.S.1,200 per ounce and a copper price of U.S.$2.8 per pound. The reserves used a copper price of U.S.$2.5 per pound for fiscal 2018 and 2019 and U.S.$2 per pound from fiscal 2020 onwards. Due to the nature of the deposit and the importance of net smelter returns, the gold and copper prices need to be considered together.
(c)	Dilution relates to planned and unplanned waste and/or low-grade material being mined and delivered to the mill. Ranges are given for those operations that have multiple ore body styles and mining methodologies. The mine dilution factors are as follows: (i) South Deep 8.8%; (ii) Tarkwa 30cm hanging wall and 20 cm footwall; (iii) Damang 17% to 25%; (iv) St. Ives 15% to 50% (open pits) and 12% to 25% (underground); (v) Agnew/Lawlers 20%; (vi) Granny Smith 15%; (vii) Gruyere 5% and (viii) Cerro Corona 0%.

(d)	The mining recovery factor relates to the proportion or percentage of ore mined from the defined ore body at the gold price used for the declaration of reserves. This percentage will vary from mining area to mining area and reflects planned and scheduled reserves against total potentially available reserves (at the gold price used for the declaration of reserves), with all modifying factors, mining constraints and pillar discounts applied. The mining recovery factors are as follows: (i) Tarkwa 100%; (ii) Damang 95%; (iii) St. Ives 97% to 98% (open pits) and 90% to 97% (underground); (iv) Agnew/Lawlers 80% to 93%; (v) Granny Smith 91%; (vi) South Deep 96%; (vii) Gruyere 99.6% and (viii) Cerro Corona 98%.
(e)	The cut-off grade may vary per shaft, open pit or underground mine, depending on the respective costs, depletion schedule, ore type and dilution. The following are the average or range of values applied in the planning process: (i) South Deep 3.9 to 4.2 g/t; (ii) Tarkwa 0.44 g/t for mill feed; (iii) Damang 0.72 g/t to 0.77 g/t for fresh ore and 0.55 g/t to 0.59 g/t for oxide ore; (iv) St. Ives 0.4 g/t for mill feed—open pit, and 2.6 g/t to 3.0 g/t for mill feed—underground; (v) Agnew/Lawlers 2.5 g/t to 3.4 g/t mill feed— underground; (vi) Granny Smith 2.4 to 3.1 g/t; (vii) Gruyere 0.34 to 0.42 g/t and (viii) Cerro Corona U.S.$14.75 to 18.0/t variable net smelter return (combined copper and gold).
(f)	Totals may not sum due to rounding. Where this occurs, it is not deemed significant.
(g)	An ounces-based Mine Call Factor based primarily on historic performance but also on realistic planned improvements where appropriate is applied to the reserves. The following Mine Call Factors have been applied: Damang 95%, Tarkwa 98%, with Agnew/Lawlers, Granny Smith, St. Ives, Gruyere, South Deep and Cerro Corona at 100%.
(2)	Actual gold/copper produced after metallurgical recovery.
(3)	Based on life of mine ownership share due to step-up of minority interest over time.
(4)	In line with other international operations, all South Deep reserves are classed as above infrastructure, as the reserves will be accessed by means of ongoing declines from current infrastructure.
(5)	Includes some gold produced from stockpile material, which cannot be separately measured.

The following table sets forth the proved and probable copper reserves of the Cerro Corona mine as at 31 December 2017 that are attributable to Gold Fields.

Copper ore reserve statement as at 31 December 2017(1)(2)
	Proved reserves			Probable reserves			Total reserves			Attributable copper production in fiscal 2017(2)
	Tonnes	Grade	Cu	Tonnes	Grade	Cu	Tonnes	Grade	Cu
	(million)	(%)	(M lb)	(million)	(%)	(M lb)	(million)	(%)	(M lb)	(M lb)
Surface (Open Pit & Stockpiles) Peru
Cerro Corona	55.9	0.4	515	29.9	0.4	248	85.8	0.40	764	66

Notes:

(1)	Metallurgical recovery factors have not been applied to the reserve figures. The approximate metallurgical factor for copper at Cerro Corona is 87%.
(2)	For the copper reserves, the optimised pit is based on a gold price of $1,200 per ounce and a copper price of $2.80 per pound, which, due to the nature of the deposit, need to be considered together.

Gold and copper price sensitivity

The amount of gold mineralisation that Gold Fields can economically extract, and therefore can classify as reserves, is sensitive to fluctuations in the price of gold. The following table indicates Gold Fields’ attributable reserves at different gold prices that are 10% above and below the base case presented in the ‘gold reserve statement’ table above. The reserve sensitivities are, however, not based on detailed depletion schedules and should be considered on a relative and indicative basis only.

	-10%	Base	+10%
	(Moz)
South Deep(1)	33.17	34.02	35.39
Tarkwa	4.24	5.47	6.00
Damang	1.20	1.56	1.80
St. Ives(2)	1.27	1.57	1.62
Agnew/Lawlers(2)	0.50	0.54	0.63
Granny Smith(2)	2.11	2.20	2.28
Cerro Corona	1.80	1.84	1.86

Notes:

(1)	The equivalent gold prices used for the sensitivities in South Africa are R470,000/kg, R525.000/kg and R580,000/kg.
(2)	The equivalent gold prices used for the sensitivities in Australia are A$1,440/oz, A$1,600/oz and A1,760/oz.

The London afternoon fixing price for gold on 29 March 2018 was U.S.$1,324.00 per ounce. Gold Fields’ attributable gold reserves increased from 48.1 million ounces at 31 December 2016 to 49.0 million ounces at 31 December 2017, due to discovery, ore body extensions, resource to reserve conversion, resource to reserve conversion, resource modelling, mine design enhancements, mine design enhancements and the LoM extension at Cerro Corona, which was partially offset by depletion.

The London Metal Exchange, or LME, cash settlement price for copper on 29 March 2018 was U.S.$6,685.00 per tonne.

Gold Fields’ methodology for determining its reserves is subject to change and is based upon estimates and assumptions made by management regarding a number of factors as noted above under “—Methodology”. Accordingly, the sensitivity analysis of Gold Fields’ reserves provided above should not be relied upon as indicative of what the estimate of Gold Fields’ reserves would actually be or have been at the gold or copper prices indicated, or at any other gold or copper price, nor should it be relied upon as a basis for estimating Gold Fields’ ore reserves based on the current gold or copper price or what Gold Fields’ reserves will be at any time in the future. See “Risk Factors—Gold Fields’ mineral reserves are estimates based on a number of assumptions, which, if changed, may require Gold Fields to lower its estimated reserves”.

Description of Mining Business

The discussion below provides a general overview of the mining business as it applies to Gold Fields.

Exploration

Exploration activities are focused on replacing production depletion and on growth in ore reserves to maintain operational flexibility and sustainability. The Group focuses on the extension of existing ore bodies and the discovery and delineation of new ore bodies both at existing sites and at undeveloped sites. Once a potential ore body has been discovered, exploration is extended and intensified in conjunction with comprehensive infill drilling, in order to enable clearer definition of the ore body and its technical and economic characteristics to profile the potential portions to be mined. Geological, geochemical, geophysical, geostatistical, geotechnical and geo-metallurgical techniques are constantly refined to improve effectiveness and the economic viability of prospecting and mining activities.

Mining

Gold Fields currently mines only gold, with copper and silver as by-products. The mining process comprises two principal activities: (i) developing access to the ore body; and (ii) extracting the ore body once accessed. These two processes apply to both surface and underground mines.

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

Extracting the ore body

Once an ore body has been accessed and opened up for mining, production activities consisting of drilling, blasting, supporting and cleaning are carried out on a daily basis. All mines are fully mechanised.

At South Deep, the broken ore is loaded from the stope face into trucks using mechanical loaders and hauled along decline corridors to ore pass systems which connect the corridors to the cross cuts below. The ore is then transported by rail or conveyor and tipped into the shaft transfer system, after which it is hoisted to the surface. Mining methods employed include de-stress mining (to provide the appropriate geotechnical conditions for subsequent stoping), long hole open stoping (for reef targets greater than 15 metres in height) and drifting and benching (for reef targets less than 15 metres in height). The mining voids generated once the ore is removed are filled with treated tailings product termed backfill, which provide ground support for the mined out areas.

At the Australian underground operations, the broken ore is loaded straight from the stope face into trucks, using mechanical loaders, and hauled to the surface by underground dump trucks via the decline. Application of backfill to the mined out areas is based on local conditions and is not always required in shallow underground mining areas.

Open Pit Mining

Opening up the ore body

In open pit mining, access to the ore body is achieved by stripping the overburden in benches of fixed height to expose the ore below. This is most typically achieved by drilling and blasting an area, loading the broken rock with excavators into dump trucks and hauling the rock and/or soil to dumps. The overburden material is placed on designated waste rock dumps.

Extracting the ore body

Extraction of the ore body in open pit mining involves the same activity as in stripping the overburden. Lines are established on the pit floor demarcating ore from waste material and the rock is then drilled and blasted. Post blasting, the ore is loaded into dump trucks and hauled to the crusher at the metallurgical plant or stockpile, while the waste is hauled to waste rock dumps.

Rock Dump and Production Stockpile Mining

Gold Fields mines surface rock dumps and production stockpiles using mechanised earth-moving equipment.

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

Each operation identifies a preferred strategic option, which, once approved by Gold Fields’ Executive Committee, or the Executive Committee, is used to inform how the detailed one year operational plan is configured, which is rolled out into a life of mine plan, prior to the commencement of each fiscal year. The plans are based on financial parameters determined by the Executive Committee. See “Annual Financial Report—Corporate Governance Report—Board committees—Executive Committee”. The operational plan is presented to the Executive Committee, which takes it to the Board for approval before the commencement of each fiscal year. The planning process is anchored by a Group planning calendar, and is sequential and based upon geological models, evaluation models, resource models, metal prices, mine design, depletion schedules and, ultimately, financial analysis. Capital planning is formalised pursuant to Gold Fields’ capital spending planning process. Projects are categorised and reviewed in terms of total expenditure, return on investment, net present value and impact on AIC per ounce and all projects involving amounts exceeding R360 million (South Africa), A$40 million (Australia) and U.S.$40 million (Ghana/Peru) are submitted to the Board for approval. Material changes to the plans have to be referred back to the Executive Committee and the Board.

Capital Expenditure

Gold Fields spent U.S.$833.6 million, U.S.$628.5 million and U.S.$614.1 million in capital expenditure during fiscal 2017, 2016 and 2015, respectively. The major expenditure items in fiscal 2017 were U.S.$82.4 million on the development and equipping of the South Deep mine, U.S.$39.9 million on development and infrastructure of the Waroonga and New Holland underground complexes at Agnew/Lawlers, U.S.$96.1 million on capital waste stripping and U.S.$19.9 million on construction of the tailings storage facility at Damang, U.S.$16.2 million on the tailings storage facility at Cerro Corona, U.S.$59.6 million on development of the Wallaby underground mine at Granny Smith, U.S.$124.3 million on capital waste stripping at Tarkwa and U.S.$107.4 million on underground and open pit development at St. Ives. The major expenditure items in 2016 were U.S.$77.9 million on the development and equipping of the South Deep mine, U.S.$39.6 million on development and infrastructure of the Waroonga and New Holland underground complexes at Agnew/Lawlers, U.S.$25.8 million on capital waste stripping at Damang, U.S.$16.4 million on the tailings storage facility at Cerro Corona, U.S.$32.3 million on development of the Wallaby underground mine at Granny Smith, U.S.$126.2 million on capital waste stripping at Tarkwa and U.S.$88.7 million on underground and open pit development at St. Ives. The major expenditure items in fiscal 2015 were U.S.$66.9 million on the development and equipping of the South Deep mine, U.S.$46.1 million on development and infrastructure of the Waroonga and New Holland underground complexes at Agnew/Lawlers, U.S.$45.4 million on new mining equipment at Tarkwa, U.S.$29.3 million on the tailings storage facility at Cerro Corona, U.S.$28.7 million on development of the Wallaby underground mine at Granny Smith and U.S.$18.5 million on HME componentisation at Tarkwa. For more information regarding Gold Fields’ capital expenditure, see “Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements—Capital Expenditures”, “Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements—Liquidity and Capital Resources–Years Ended 31 December 2017 and 31 December 2016” and “Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements—Liquidity and Capital Resources–Years Ended 31 December 2016 and 31 December 2015”.

Processing

Gold Fields has seven active gold processing facilities (one in South Africa, two in Ghana, three in Australia and one in Peru). A typical processing plant includes two stages: comminution (crushing and grinding the ore) and then gold recovery (typically flotation, leaching, carbon adsorption, carbon stripping/EW and/or smelting).

Comminution

Comminution is the process of crushing and breaking up the ore to expose and liberate the gold and make it available for treatment. Conventionally, this process occurs in multi-stage crushing and milling circuits, which include the use of jaw and gyratory or cone crushers followed by rod, semi-autogenous grinding, or SAG, and/or ball mills. For the milling step most of Gold Fields’ processing plants utilise both SAG and ball mills where the ore itself and steel balls are used as the primary grinding media. Through the comminution process, ore is ground to a pre-determined size before proceeding to the gold recovery stage.

Gold Recovery

In most of the Gold Fields’ processing plants, gold is extracted into solution by leaching with cyanide in agitated slurry tanks. The gold is then adsorbed onto activated carbon from the solution using either the carbon in leach, or CIL, process or the carbon in pulp, or CIP, process. The activated carbon is removed from the tanks, eluted in pressurised columns and the gold then recovered by electrowinning.

Most of the Gold Fields’ plants also utilise gravity recovery circuits that use a centrifugal concentrator to recover coarse free gold based on density differences. This gravity gold recovery step is usually undertaken within the grinding stage of the processing plant before the ore progresses to CIL or CIP.

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

Refining and Marketing

South Africa

On 16 October 2013, Gold Fields Operations Limited, or GFO, and GFI Joint Venture Holdings Proprietary Limited, or GFIJVH, acting jointly in their capacities as participants in an unincorporated joint venture, which owns and operates the South Deep mine, known as the South Deep Joint Venture, entered into a new refining agreement with Rand Refinery Proprietary Limited, or Rand Refinery. Rand Refinery is a non-listed private company in which Gold Fields holds a 2.8% interest, with the remaining interests held by other South African gold producers.

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

Gold Fields’ treasury department sells all the refined gold produced by South Deep to authorised counterparties at a price benchmarked against the LBMA Gold PM Auction Price, or the LBMA Gold PM Auction Price.

Silver is accumulated and sold on a quarterly basis by Gold Fields treasury to either Rand Refinery, or to an authorised counterpart at a price benchmarked against the LBMA silver price.

Ghana

Up until 12 January 2015, all gold produced by Gold Fields at the Tarkwa and Damang mines in Ghana was refined by Rand Refinery.

With effect from 12 January 2015, gold produced at the Tarkwa and Damang mines is refined by MKS (Switzerland) S.A., or MKS, pursuant to refining agreements entered into by Gold Fields Ghana (in respect of the

Tarkwa mine) and Abosso (in respect of the Damang mine) with MKS. Under these agreements, MKS collects the gold from either the Tarkwa or Damang mine and transports it either to its Switzerland refinery or to its Indian refinery, or the Designated Refinery, where the gold is then refined. The MKS refinery in India will be the default Designated Refinery unless either party provides the other party with notice to the effect that a shipment of gold must be transported to MKS’s refinery in Switzerland, provided that MKS shall only be entitled to provide Gold Fields Ghana (Tarkwa operation) and Abosso (Damang operation) with such notice if (i) the arrival date of the gold at the refinery will fall on a day other than a business day in India or during a period of weak physical demand for gold in India; or (ii) the Indian import regulations for the gold have materially and adversely changed.

Once the gold has been refined, the Tarkwa and Damang operations shall be entitled to (i) sell the refined gold through Gold Fields’ treasury department, acting as agent for and on their behalf; or (ii) require MKS to purchase the refined gold; or (iii) request a prepayment in respect of the refined gold. All sales are benchmarked against the afternoon LBMA Gold PM Auction Price. The LBMA, which is an electronic price-discovery process, replaced the London gold price fixing mechanism on 20 March 2015. The LBMA sets the price twice daily, at 10:30 and 15:00 London time. The LBMA Gold Price is operated and administered by an independent third-party provider, ICE Benchmark Administration, or the IBA, who were chosen following consultation with market participants. IBA provides the price platform, methodology as well as the overall administration and governance for the LBMA Gold Price. The IBA’s platform provides an electronic, auction-based, tradeable, auditable and fully IOSCO-compliant solution for the London bullion market. MKS assumes responsibility for the gold upon collection at either the Tarkwa or Damang mine.

Silver is accumulated and sold on a quarterly basis to MKS, at the LBMA silver price on the date of sale.

The MKS refining agreements expire on 31 March 2018, with automatic month to month renewal, at which time the contract may either be extended for a further period as agreed, or terminated by either party with a 30 day notice advice.

Australia

In Australia, all gold produced by St. Ives, Agnew/Lawlers, Darlot (which was sold on 3 August 2017 and is no longer part of Gold Fields) and Granny Smith, each an Australian operating company, is refined by the Western Australian Mint. The Western Australian Mint applies competitive charges for the collection, transport and refining services. The Western Australian Mint takes responsibility for the unrefined gold at collection from each of the operations where they engage a sub-contractor, Brinks Australia. Brinks delivers the unrefined gold to the Western Australian Mint in Perth, Australia, where it is refined and the refined ounces of gold and silver are credited to the relevant metal accounts held by each Australian Operating Company with the Western Australian Mint. The arrangement with the Western Australian Mint continues indefinitely until terminated by either party upon 90 days’ written notice.

Gold Fields’ treasury department in the corporate office in Johannesburg, South Africa sells all the refined gold produced by the Australian Operating Companies. On collection of the unrefined gold from an Australian Operating Company’s mine site, the relevant Australian Operating Company will notify Gold Fields’ treasury department of the estimated refined gold content, expressed in troy ounces, available for sale. After such confirmation, Gold Fields’ treasury department will sell the refined gold to authorised counterparties at a price benchmarked against the LBMA Gold PM Auction Price. All silver is sold to the Western Australian Mint at the LBMA silver price on the last business day of each month.

Peru

Gold Fields La Cima S.A., or La Cima, has three principal long-term contracts for the sale of approximately 90% of concentrate from the Cerro Corona mine, one with a Japanese refinery, one with a German-Bulgarian refinery and one with a global commodities trading entity. Under these contracts, La Cima is to sell approximately 30% of the concentrate to each company and to use reasonable efforts to spread the deliveries evenly throughout the year. All production in excess of the amounts sold under long-term contracts is sold on the spot market.

Risk is transferred to the client when the concentrate is loaded at the port of Salaverry, Peru for international sales (cost, insurance and freight, or CIF, intercom) sales or at a Salaverry warehouse for local sales (based on ex works, or EXW, or carriage paid to, or CPT, incoterms). Pricing for copper under each of the contracts is based on the daily LME settlement price for copper. Pricing for gold under each of the contracts is based on the daily average of the LBMA morning and afternoon fixing price. La Cima expects to re-negotiate its three principal long-term contracts, being that such contracts are scheduled to expire between 2018 and 2020. As it has done previously, La Cima intends to commit a high portion of its future production, and keep a small portion to the spot market.

The Gold Mining Industry

Background

Gold is a dense, relatively soft and rare precious metal which occurs in natural form as nuggets or grains in ore, underground veins and alluvial deposits. Gold mining operations include both underground and open pit operations with gold currently able to be commercially extracted from ore grades in amounts as low as 0.5 grams/metric tonne (open pit). The majority of gold production is used for jewellery production and for investment purposes, in the latter case because some investors view it as a store of value against inflation. In addition, certain physical properties of gold, including its malleability, ductility, electric conductivity, resistance to corrosion and reflectivity, make it the metal of choice in a number of industrial applications.

Global Markets

Demand

See “Integrated Annual Report—Our business—Our operating environment”.

Supply

Supply of gold consists of new production from mining, the recycling of gold scrap and releases from existing stocks of bullion. Mine production represents the most important source of supply. Management believes that long-term gold supply issues will act to support a recovery in the gold price. According to the WGC, total gold supply declined by 4% in fiscal 2017, due to normalisation in gold recycling activity following growth in fiscal 2016. Total mine production for fiscal 2017 was 3,269 tonnes, rising fractionally compared to fiscal 2016 production.

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

Price

The market for gold is relatively liquid compared to other commodity markets, with London being the world’s largest gold trading market. Gold is also actively traded via futures and forward contracts. The price of gold has historically been significantly affected by macroeconomic factors, such as inflation, exchange rates, reserves policy and by global political and economic events, rather than simple supply/demand dynamics. Gold is often purchased as a store of value in periods of price inflation and weakening currency. The price of gold has historically been less volatile than that of most other commodities. In 2015, the price of gold fell by 10% but recovered by 8.5% in 2016 and improved further by 1% in 2017. The closing gold price on 31 December 2017 was U.S.$1,303 per ounce. In 2017, the spot gold price was as high as U.S.$1,346 and as low as U.S.$1,151.

Top Producers

Based on fiscal 2017 production, the first, second, third and fourth largest gold producers in the world were Newmont, Barrick, AngloGold Ashanti and Kinross, respectively. According to publicly available sources, at 31 December 2017, Newmont had 12 operations in five countries, Barrick had 9 operations in seven countries, AngloGold Ashanti had 13 operations in nine countries and Kinross had 9 operations in five countries. In fiscal 2017, Gold Fields was the seventh largest gold producer in the world.

Guidance for 2018

Gold Fields’ strategic review for fiscal 2018 takes into account a largely unchanged gold price and our budgets have been built around an anticipated average price of U.S.$1,200/oz. The investment in our business is a priority for fiscal 2018, which includes U.S.$36 million for South Deep, U.S.$105 million for Damang, U.S.$145 million for Gruyere and U.S.$83 million for Salares Norte. As a result, our AIC cost guidance for fiscal 2018 is U.S.$1,190/oz – U.S.$1,210/oz compared to U.S.$1,088/oz in fiscal 2017. The guidance for AISC is U.S.$990/oz – U.S.$1,010/oz compared to U.S.$955/oz in fiscal 2017.

Capital expenditure for the year is forecast to fall to U.S.$835 million (fiscal 2017: U.S.$840 million). Our production guidance for the year is 2.08 to 2.10 million attributable ounces, compared with the 2.16 million attributable ounces achieved in fiscal 2017. Notable contributions for fiscal 2018 are:

•	Further rise in production at South Deep from 281,300 oz in fiscal 2016 to 321,000 oz;

•	A rise in Damang’s production to 160,000 oz from 143,600 oz in fiscal 2017;

•	Stable production profiles at St. Ives;

•	A decline in gold-equivalent production at Cerro Corona from 306.700 oz in fiscal 2017 to 280,000 oz in fiscal 2018;

•	A decline in production at Tarkwa from 566,400 oz in fiscal 2017 to 520,000 oz in fiscal 2018; and

•	A decline in Agnew and Granny Smith’s production from 241,200 oz in fiscal 2017 to 230,00 oz in fiscal 2018 and 290,300 oz in fiscal 2017 and 275,000 oz in fiscal 2018, respectively.

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

South African environmental legislation commonly requires businesses whose operations may have an impact on the environment to obtain permits, authorisations and other approvals for those operations. The applicable environmental legislation also imposes general compliance requirements and incorporates the “polluter pays” principle. On 2 September 2014, a number of amendments to the environmental laws were published. Such amendments were aimed at, among other things, resolving the problem of fragmented regulation of the mining industry, by creating what is known as the “One Environmental System” and as of 8 December 2014, environmental authorisations are required for prospecting/mining operations and related activities. The DMR is now the competent authority to grant environmental authorisations under NEMA. However, the competent officials at the DEA remain the appellate authority. Directors may be held liable under provisions of the NEMA for any environmental degradation and/or the remediation thereof.

The Minerals and Petroleum Resources Development Amendment Bill was published on 27 December 2012 for public comment. A second version of this Bill was published in June 2013 and although the parliamentary process is complete, the Bill has yet to be published as an Amendment Act as the President has referred it back to parliament because in his view, certain of its provisions were not in accordance with the Constitution of South Africa. See “—Mineral Rights”. This Bill contains further proposed amendments to allow for a smooth transition to the “One Environmental System”. Another proposed amendment to the MPRDA is for the holder of a mining right, previous holder of an old order right, or previous owner of works that has ceased to exist to remain liable for any latent or residual environmental liability, pollution, ecological degradation, the pumping and treatment of extraneous water which may become known in the future, notwithstanding the issuance of a closure certificate in terms of the MPRDA. The NEMA has been amended to provide that every holder, holder of an old order right or owner of works will remain responsible for any environmental liability, pollution or ecological degradation, the pumping and treatment of polluted or extraneous water and the management and sustainable closure thereof, notwithstanding the issuing of a closure certificate.

South African mining companies are required by law to undertake rehabilitation work as part of their ongoing operations in accordance with an approved EMP, which supports a mine closure plan. Gold Fields funds these environmental rehabilitation costs as part of its operating cash flows, and its long-term closure costs are funded by making cash contributions into an environmental trust fund with the difference between the closure provision made to date and the final closure cost estimate funded through insurance guarantees. These costs are collectively referred to as the “financial provision”. The Regulations Pertaining to the Financial Provision for Prospecting, Exploration, Mining or Production Operations, or the Financial Provision Regulations, which were published in terms of NEMA on 20 November 2015 and amended by the Minister of Environmental Affairs on 26 October 2016, are currently in dispute as new regulations were published on 10 November 2017 for public comment. These regulations apply to holders of converted old order mining rights and require such holders to “review and align” their approved financial provision by undertaking a review of the provisioning in accordance with the Financial Provision Regulations by February 2019. In addition, the regulations require the addition of CPI plus 2% and value added tax, or VAT, to the financial provision calculation, which would substantially increase the financial provision from the baseline. A key challenge the regulations pose in their current form (to the industry as a whole) is the potential for duplicate funding in that mining companies will continue to fund on-going rehabilitation activities through operating costs but will also provide for on-going concurrent rehabilitation and environmental management costs in the financial provision fund. Further, permit holders, after 20 November 2015, will no longer use “trust funds” as vehicles for financial provision for annual rehabilitation, final rehabilitation, decommissioning and closure. Holders who made use of a trust fund as a financial provision vehicle to obtain environmental authorisation would need, in the next annual review and adjustment, to amend any trust fund and update as required by the regulations to get a mining or prospecting right. Also, given the wording of the existing and draft trust deed, it might not be possible to withdraw the excess funds from the trust to be used for financial guarantees. These regulations provide for an interim period to comply which expires in February 2019.

In line with the achievement of the “One Environmental System”, the National Water Act, No. 36 of 1998, or the NWA, was also amended on 2 June 2014 and came into effect on 2 September 2014. The NWA requires the Minister of Water and Sanitation to align and integrate the process for consideration of a water use licence with the timeframes and processes additional to applications for prospecting and mining rights under the MPRDA, as well as environmental authorisations of the NEMA. The NWA includes a provision to the effect that a person aggrieved in regard to a decision made on an application for a water use licence (particularly for prospecting or mining) can appeal directly to the Minister of Water and Sanitation.

Further, under the NWA, all water in the hydrological cycle is under the custodianship of the South African government held in trust for the people of South Africa and water users have been required to re-register their water uses under the NWA. In addition, the NWA governs waste and waste water discharges that may affect a water resource. The South African government uses various policy instruments and mechanisms, such as the water use licence regime and the proposed waste discharge charge system, to ensure compliance with prescribed standards and water management practices according to the user pays and polluter pays principles, and to shift some of the treatment and clean-up cost back to the polluters. Gold Fields continues to use all reasonable and practical measures to remove underground water to permit the routine safe functioning of South Deep. South Deep was issued with a water use licence in November 2011 by the DWS. Certain conditions and other aspects of the approved licence were identified as requiring modification and an application to address these was submitted to the DWS in February 2012. A further amended water use licence application was submitted to the DWS in November 2013, primarily to reflect the results of a re-assessment of expected water use requirements and a changing water balance. No response was received from the DWS in relation to the 2013 amendment. In November 2014, an agreement was reached with the DWS to withdraw the 2013 amendment and to submit an updated amendment application in May 2015. The May 2015 amendment application reflects the proposed changes to the approved 2011 water use licence conditions. In addition, the updated amendment reflects a variety of water management projects and initiatives that were implemented during fiscal 2014 and that are planned for implementation during fiscal 2015 and beyond. A presentation was provided to the DWS in March 2015 to appraise them of the proposed structure and content of the new amendment, prior to the re-submission in May 2015. Gold Fields continued to make representations to the DWS during fiscal 2016 and is currently waiting to receive an approved amended licence. Following a visit to the mine to verify water usage in fiscal 2017, the DWS requested additional information in February 2018 in preparation to present the licence to the licensing committee. The existing approved licence will remain in place while the application is processed by the DWS.

Under the National Environmental Management Air Quality Act, No. 39 of 2004, or Air Quality Act, the South African government has established minimum emission standards for certain activities which result in air emissions and for which atmospheric emissions licences, or AELs, must be held. The Amended Minimum Emissions Standards related to the list of activities resulting in atmospheric emissions, or Listed Activities, were released by the Minister of Water and Environmental Affairs and came into operation on 22 November 2013. Existing plants were required to comply with the Minimum Emissions Standards by 1 April 2015. Newly granted AELs under the Air Quality Act will incorporate the Minimum Emissions Standards as conditions. Non-compliance with the Minimum Emissions Standards is an offence under the Air Quality Act. South Deep mine undertakes activities which result in atmospheric emissions, as provided for by the Air Quality Act, and holds a registration certificate authorising such activities under previous legislation. An air quality licence was issued to South Deep in January 2017 by the Rand West City Local Municipality, authorising South Deep to undertake smelting activities under the National Environmental Air Quality Act. Gold Fields developed an Air Quality Plan Management Plan in 2015 in an effort to ensure it complies with the applicable requirements of the Air Quality Act, including the new minimum emissions standards.

The introduction of a carbon tax has been pending since 2011. On 15 December 2017, the second draft carbon tax bill, B-2017, was published for introduction in parliament, as well as public comment and convening of public hearings by parliament. Public comments must be submitted by 9 March 2018, and public hearings have not yet commenced The carbon tax design requires the calculation of liability to be based on the volume of fossil fuel input which results in Scope 1 greenhouse gas emissions, and for such liability to commence at a marginal rate of R120 per tonne of CO2e, increasing by the consumer prices index, or CPI, plus 10% per annum until 2022 and by the CPI thereafter. The design also anticipates tax-free exemptions for gold mining ranging between 60% and 90%, with various allowances that would permit a tax liable entity to further mitigate its liability. Accordingly, the effective tax rate will vary between R12 and R48 per tonne of CO2e. Such allowances include an increased tax-free threshold for trade exposed sectors, recognition of emission reduction efforts, additional allowance for participating in the national carbon budgeting system and the use of carbon offsets against a carbon tax liability. If South Deep is liable to pay carbon tax, it is expected to qualify for at least 80% of the allowances. As such, its exposure is expected to be initially calculated (in the first year of carbon tax exposure) on 20% of the mine’s Scope 1 emissions which have been estimated to be 8,560 tonnes of CO2e in fiscal 2017. Based on these emissions, the potential tax liability in 2019 is estimated at approximately U.S.$17,600. The South African government has undertaken that the tax will have no net impact on the electricity price before 2020.

The National Environmental Management Waste Act, No. 59 of 2008, or the Waste Act, commenced on 1 July 1 2009, with the exception of certain sections relating to contaminated land which came into force on 2 May2014. Responsible waste management has become a priority for the DEA. Gold Fields is currently in compliance with the in compliance with the Waste Act. South Deep has one waste disposal facility which is currently dormant. The site consists of different waste streams, including waste that has radiation levels that are slightly above background levels, being the naturally occurring levels in geology. There is now a duty to rehabilitate this dormant site. South Deep has included the site in the rehabilitation plan and rehabilitation is expected to commence during fiscal 2018. South Deep applied on 13 January 2015 for a waste licence in respect of two facilities: a waste transfer station and a salvage yard, and in April 2017, the Gold Fields received a confirmation of compliance to the licensing requirements in terms of the transitional arrangements.

On 2 June 2014, amendments to the Waste Act were published, which had the effect that as of 8 December 2014, residue deposits and residue stockpiles would be brought within the Waste Act’s scope of operation. Accordingly, as of 8 December 2014, in terms of the “One Environmental System”, residue stockpiles and residue deposits are now subject to regulation under the Waste Act and waste management licences for activities relating to their establishment and reclamation will need to be obtained, subject to the transitional provisions in the amendments which were published in 24 July 2015. Such licences will need to be obtained from the DMR, which is the competent authority to issue such licences for mining operations. The Regulations regarding the Planning and Management of Residue Stockpiles and Residue Deposits which were published on 24 July 2015 are also likely to have a financial impact on the management of these facilities, since they impose various classifications and associated liner requirements for new residue stockpiles and deposits. This is a fundamental shift in regulation as the Waste Act previously excluded residue deposits and residue stockpiles from its ambit. The 2013 Amendment Bill to the MPRDA also proposes the amendment of the definition of residue stockpiles to include historic mines and dumps created before the implementation of the MPRDA, which is still to come in effect.

Gold Fields undertakes activities which are regulated by the National Nuclear Regulator Act, No. 47 of 1999, or the NNR Act. The NNR Act requires Gold Fields to obtain authorisation from the National Nuclear

Regulator, or NNR, and undertake activities in accordance with the conditions of such authorisations. Prior to the Spin-off, Gold Fields’ South African mining operations possessed and maintained Certificates of Registration issued by the NNR. After the Spin-off, South Deep continues to possess and maintain its Certificate of Registration, or CoR, as required under the NNR Act.

Although South Africa has a comprehensive environmental regulatory framework, enforcement of environmental law has traditionally been poor. The DEA and the DWS have indicated that enforcement will improve and that Environmental Management Inspectors will be provided with greater resources going forward. As of 8 December 2014, under the “One Environmental System”, separate Environmental Management Inspectors were appointed under the DMR to regulate environmental compliance of the mining industry.

Health and Safety

The principal objective of the South African Mine Health and Safety Act No. 29 of 1996, or the Mine Health and Safety Act, is to provide for the protection of the health and safety of employees and other persons at mines. The Mine Health and Safety Act requires employers and others to ensure their operating and non-operating mines provide a safe and healthy working environment, as far as reasonably practicable. The Mine Health and Safety Act provides for penalties and a system of administrative fines for non-compliance with the provisions thereof. The Mine Health and Safety Act further provides for employee participation through the establishment of health and safety committees and by requiring the appointment of health and safety representatives. It also provides for an employee’s right to refuse dangerous work. Finally, it describes the powers and functions of the Mine Health and Safety Inspectorate, or MHSI (which inspectorate is part of the DMR and the process of enforcement). The Mine Health and Safety Act authorises the MHSI to restrict or stop work at any mine and require an employer to take steps to minimise health and safety risks at any mine. Under the Mine Health and Safety Act, an employer is obliged, among other things, to ensure, as far as reasonably practicable, that its mines are designed, constructed and equipped to provide conditions for safe operation and a healthy working environment. The employer is also required to ensure, as far as reasonably practicable, that its mines are commissioned, operated, maintained and decommissioned in such a way that employees can perform their work without endangering their health and safety or that of any other person. Every employer must ensure, as far as reasonably practicable, that persons who are not employees, but who may be directly affected by the activities at a mine, are not exposed to any hazards to their health and safety.

Any person, which may include an employer, who fails to comply with a provision of the Mine Health and Safety Act commits an offence and may be charged and, if successfully prosecuted, fined or imprisoned, or both. In addition, inspectors from the MHSI have the right to halt any part, or all, of the operations of a mine in the event of any circumstances, which the inspector has reason to believe endangers the health and safety of any person at the mine. The MHSI also has the power to impose administrative fines upon an employer in the event of a breach of the Mine Health and Safety Act. The maximum administrative fine that may be imposed is R1 million per offence.

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

A consolidated application has been brought against several South African mining companies, including Gold Fields, for certification of a class action on behalf of current or former mineworkers (and their dependants) who have allegedly contracted silicosis and/or tuberculosis while working for one or more of the mining companies listed in the application. In May 2016, the South African South Gauteng High Court ordered, among other things, the certification of a silicosis class and a tuberculosis class. The High Court ruling did not represent a ruling on the merits of the cases brought against the mining companies. The Supreme Court of Appeal granted the mining companies leave to appeal against all aspects of the May 2016 judgment. The appeal hearing before the Supreme Court of Appeal was scheduled to be heard in March 2018.

On 10 January 2018, it was announced that attorneys representing all appellants and all respondents involved in the above appeal hearing before the Supreme Court of Appeal have written to the Registrar of the Supreme Court of Appeal asking that the appeal proceedings be postponed until further notice. The Supreme Court of Appeal has granted approval for the postponement. The joint letter written to the Registrar of the Supreme Court of Appeal explained that good faith settlement negotiations between the Occupational Lung Disease Working Group (see below) and claimants’ legal representatives have reached an advanced stage. In view of that, all parties consider it to be in the best interests of judicial economy and the efficient administration of justice that the matter be postponed. In addition to the class action, an individual silicosis-related action was instituted against Gold Fields and another mining company.

The Occupational Lung Disease Working Group, or the Working Group, was formed in fiscal 2014 to address issues relating to compensation and medical care for occupational lung disease in the South African gold mining industry. The Working Group, made up of African Rainbow Minerals, Anglo American SA, AngloGold Ashanti, Gold Fields, Harmony and Sibanye-Stillwater, has had extensive engagements with a wide range of stakeholders since its formation, including government, organised labour, other mining companies and the legal representatives of claimants who have filed legal actions against the companies.

The members of the Working Group are among respondent companies in a number of legal proceedings related to occupational lung disease, including the class action referred to above. The Working Group however of the view that achieving a comprehensive settlement which is both fair to past, present and future employees and sustainable for the sector, is preferable to protracted litigation. The Working Group will continue with its efforts to find common ground with all stakeholders, including government, labour and the claimants’ legal representatives.

As at 30 June 2017, as a result of the ongoing work of the Working Group and engagements with affected stakeholders since 31 December 2016, Gold Fields provided an amount of U.S.$30 million in the statement of financial position for its share of the estimated cost in relation to the Working Group of a possible settlement of the class action claims and related costs. The nominal value of this provision was U.S.$40 million.

Gold Fields believe that this remains a reasonable estimate of its share of the estimated cost in relation to the Working Group of a possible settlement of the class action claims and related costs. As a result, Gold Fields’ provision for this obligation will remain unchanged at an amount of U.S.$30 million as at 31 December 2017. The nominal value of this provision will similarly remain unchanged at U.S.$40 million.

The ultimate outcome of these matters remains uncertain, with a possible failure to reach a settlement or to obtain the requisite court approval for a potential settlement. The provision is consequently subject to adjustment in the future, depending on the progress of the Working Group discussions, stakeholder engagements and the ongoing legal proceedings. See “Integrated Annual Report—Safe operational delivery—Health—Silicosis and tuberculosis” and “Annual Financial Report—Notes to the consolidated financial statements—Note 34. Contingent liabilities”.

Mineral Rights

The MPRDA

See “Risk Factors—Gold Fields’ mineral rights are subject to legislation, which could impose significant costs and burdens and which impose certain ownership requirements, the interpretation of which are the subject of dispute—The MPRDA”.

The New Mining Charter

See “Risk Factors—Gold Fields’ mineral rights are subject to legislation, which could impose significant costs and burdens and which impose certain ownership requirements, the interpretation of which are the subject of dispute—The New Mining Charter”.

The BBBEE Act and the BBBEE Amendment Act

The BBBEE Act established a national policy on broad-based black economic empowerment with the objective of increasing the participation of HDSAs in the economy. The BBBEE Act provides for various measures to promote black economic empowerment, including empowering the Minister of Trade and Industry to issue the BBBEE Codes with which organs of state and public entities and parties interacting with them or obtaining rights and licences from them would be required to comply. There has been some debate as to whether or to what extent the mining industry was subject to the BBBEE Act and the policies and codes provided for thereunder. On 24 October 2014, the BBBEE Amendment Act No. 46 of 2013 was brought into operation. The BBBEE Amendment Act inserts a new provision in the BBBEE Act, whereby the BBBEE Act would trump the provisions of any other law in South Africa which conflicts with the provisions of the BBBEE Act, provided such conflicting law was in force immediately prior to the effective date of the BBBEE Amendment Act. The BBBEE Amendment Act also stipulates that this provision would only be effective one year after the BBBEE Amendment Act is brought into effect. This provision came into effect on 24 October 2015 and on 27 October 2015, the Minister for Trade and Industry published a government gazette notice declaring an exemption in favour of the DMR from applying the requirements contained in section 10(1) of the BBBEE Act for a period of 12 months, ending 27 October 2016. The Minister of Trade and Industry has not published any further notices since this date to provide clarity on his position but the exemption and its expiry can be read as confirmation that the South African Department of Trade and Industry sees the BBBEE codes as “applicable” to the Mining Industry. In any event, it is not clear whether the DMR is likely to continue implementing the Mining Charter in its current form or whether it will apply the BBBEE Act or whether it would follow the BBBEE Codes.

This raises the question of whether the BBBEE Act and the BBBEE Codes may overrule the Mining Charter in the future. There is no clarity on this point at this stage. The revised Broad-Based Black Economic Empowerment Codes of Good Practice, or the Revised BEE Codes, became available for voluntary use on 11 October 2013 and became effective on 1 May 2015. Both the BBBEE Amendment Act and the Revised BEE Codes expressly stipulate that, where an economic sector in South Africa has a sector code, or Sector Code, in place for BEE purposes, companies in that sector must comply with the Sector Code. For purposes of the BBBEE Act, the Mining Charter is not a Sector Code. On 17 February 2016, the Minister of Trade and Industry published a gazette notice which repealed or confirmed the validity of a number of Sector Codes. The omission of the Mining Charter from the notice can be interpreted as confirmation that the Mining Charter is not contemplated as a Sector Code. This supports the interpretation that the BBBEE Act did not intend to trump the Mining Charter. While it remains to be seen how this will be interpreted, it appears that the BBBEE Act and the BBBEE Codes will not overrule the Mining Charter in the future. Although the Mining Charter is not a Sector Code, Gold Fields regularly reviews its status against the provisions and obligations of the Revised BEE Code, or Codes, to internally measure what its compliance would be if it were subject to the Codes. To date, we believe we would be compliant with the Codes; however, there is no certainty as to whether the current obligations would supersede the Mining Charter or whether there will be alignment with the revised Mining Charter III. See “Risk Factors—Gold Fields’ mineral rights are subject to legislation, which could impose significant costs and burdens and which impose certain ownership requirements, the interpretation of which are the subject of dispute”.

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

The royalty in respect of refined minerals (which include gold and platinum) is calculated by dividing earnings before interest and taxes, or EBIT, by the product of 12.5 times gross revenue calculated as a percentage, plus an additional 0.5% EBIT refers to taxable mining income (with certain exceptions such as no deduction for interest payable and foreign exchange losses) before assessed losses but after capital expenditure. A maximum royalty of 5% of revenue has been introduced for refined minerals. Gold Fields currently pays a royalty based on the refined minerals royalty calculation as applied to its gross revenue.

The Minister of Finance has appointed the Davis Tax Review Committee to look into and review the current mining tax regime. The Committee’s First Interim Report on Mining, which was released for public comment on 13 August 2015, proposed no changes to the royalty regime but recommended the discontinuation of the upfront capital expenditure write-off regime in favour of an accelerated capital expenditure depreciation regime. In addition, the report recommended retaining the so called “gold formula” for existing gold mines only, as new gold mines would be unlikely to be established in circumstances where profits are marginal or where gold mines would conduct mining of the type intended to be encouraged by the formula. An alternative recommendation was to phase out the gold formula for all mines over a reasonable period of time. The Committee also recommended to phase out the additional capital allowances available to gold mines in order to bring the gold mining corporate income tax regime in line with the tax system applicable to all taxpayers.

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

Transfers of funds from South Africa for the purchase of shares in offshore entities or for the creation or expansion of business ventures offshore require exchange control approval. However, if the investment is a new outward foreign direct investment where the total cost does not exceed R1 billion per company per calendar year, the investment application may, without specific SARB approval, be processed by an authorised dealer, subject to all existing criteria and reporting obligations.

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

Ghana

Environmental

The laws and regulations relating to the environment in Ghana have their roots in the 1992 Constitution which charges both the state and others with a duty to take appropriate measures to protect and safeguard the natural environment. Mining companies are required, under the Minerals and Mining Act, Environmental Assessment Regulations 1999 (LI 1652) and Water Use Regulations 2001 (LI 1692), to obtain all necessary approvals from the Environmental Protection Agency, or Ghanaian EPA, a body set up under the Environmental Protection Agency Act 1994 (Act 490), and, where applicable, the Water Resources Commission and/or the Ghanaian Minerals Commission before undertaking mining operations. There are further requirements under the Minerals and Mining (Health, Safety and Technical) Regulations, 2012 L.I 2182 to obtain the necessary permits from the Inspectorate Division of the Ghanaian Minerals Commission for the operation of mines. The Minerals and Mining Act also requires that mining operations in Ghana comply with all laws for the protection of the environment. Non-compliance with the provisions of these laws could result in the imposition of fines and in some cases a term of imprisonment.

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

During fiscal 2017, the construction of TSF 5 at Tarkwa continued after approval was received from the Ghanaian Minerals Commission. In response to a request of the Ghanaian EPA, the mine will submit a compensation plan for residents of the nearby Abekoase community.

Health and Safety

A mining company is statutorily obliged to, among other things, take steps to ensure that the mine is managed in accordance with applicable legislation, including the Minerals and Mining (Health, Safety and Technical) Regulations, 2012 (L.I 2182), to ensure the safety and wellbeing of its employees. Additionally, both the Tarkwa and Damang mines are required, under the terms of their respective mining leases, to comply with the reasonable instructions of the Chief Inspector of Mines regarding health and safety at the mines. A violation of the provisions of the health and safety regulations or failure to comply with the reasonable instructions of the Chief Inspector of Mines could lead to, among other things, a shutdown of all or a portion of the mine or the imposition of more stringent compliance procedures. The Tarkwa and Damang mines have potential liability arising from injuries to, or deaths of, workers, including, in some cases, workers employed by their contractors. Although Ghanaian law provides statutory workers’ compensation for injuries or fatalities to workers, it is not the exclusive means by which workers or their personal representatives may claim compensation. Both companies’ allotted insurance for health and safety claims and the relevant workers’ compensation may not fully cover them in respect of all liability arising from any future health and safety claims, since employees may still resort to other claims through the Ghanaian courts and/or legal system.

Mineral Rights

Gold Fields Ghana has two major mining leases in respect of its mining operations, namely the Tarkwa property lease and the Teberebie property lease. There are three mining leases under the Tarkwa property lease, all of which were granted in 1997 and will expire in 2027, and two mining leases under the Teberebie property lease, which were granted between 1988 and 1992, and expire in 2018. Under the provisions of the Minerals and Mining Law, 1986 (PNDCL 153), or the Minerals and Mining Law, and the terms of the mining leases, all of the mining leases under the Tarkwa and Teberebie properties are renewable by agreement between Gold Fields Ghana and the government of Ghana. The Minerals Commission has approved Gold Fields Ghana’s application for an extension of the Teberebie leases to 2036 and has made recommendations to the Minister of Land and Natural Resources to grant the extension. Gold Fields Ghana has fully paid for the fees associated with the extension.

Abosso holds the mining lease in respect of the Damang mine which was granted in 1995 and expires in 2025, as well as the mining lease in respect of the Lima South pit that was granted in 2006 and expired in 2017 but remains valid until the application for the extension of the term is determined. As with the Tarkwa and Teberebie mining leases, these leases are renewable under their terms and the provisions of the Minerals and Mining Law by agreement between Abosso and the government of Ghana. Gold Fields submitted an application for renewal of Lima South in the last quarter of 2016. On 18 December 2018, the Ghanaian Minerals Commission made a favourable recommendation to the Minister of Lands and Natural Resources for the extension of the La Lima South lease for ten years. The Minerals Commission is awaiting the approval of the Minister for Lands and Natural Resources.

The Minerals and Mining Act, 2006 (Act 703), or the Minerals and Mining Act, came into force on 31 March 2006. Although the Minerals and Mining Act repealed the Minerals and Mining Law, and the amendments to it, the Minerals and Mining Act provides that leases, permits and licences granted or issued under the repealed laws will continue under those laws unless the Minister responsible for minerals provides otherwise by regulation. It also provides that the Minister responsible for minerals shall grant the extension of the term of a lease on conditions specified in writing as long as the holder of mineral rights has materially complied with its obligations under the Act. Management believes that all of Gold Fields’ operations in Ghana are materially compliant with the relevant legislative requirements. Therefore, unless and until any new regulations are passed in respect of Gold Fields’ mineral rights, the Minerals and Mining Law will continue to apply to Gold Fields’ current operations in Ghana.

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

In 2010, the Minerals and Mining Act was amended to provide for a fixed royalty rate of 5% of the total revenue earned from minerals obtained, with effect from 17 March 2010. Although payment of the royalty rate became effective in March 2010, Gold Fields did not begin submitting the required payment until 1 April 2011 due to a moratorium on the tax burden for mining leases in place prior to commencement of the Mineral and Mining Act, which ended on 31 March 2011.

The Ghanaian parliament passed an act that, effective 9 March 2012, increased taxes on mining companies. These changes included introducing a separate tax category for companies engaged in mining, which raised the applicable corporate tax rate from 25% to 35% and reduced the capital allowance regime from 80% for the first year with reductions to a uniform regime of 20% over five years. Under a new Income Tax Act enacted in 2015 (Act 896), unutilised capital allowance cannot be deferred if not used in the tax year. Further, a draft bill was proposed which sought to impose a windfall profit tax of 10% of the cash balance of a company engaged in mining activities. The planned windfall tax has, however, been on hold indefinitely since January 2014.

On 17 March 2016, the parliament of Ghana ratified development agreements between Gold Fields Ghana, Abosso and the government of Ghana. Parliamentary proceedings leading to the ratification were officially published on parliament’s website on 21 March 2016. The development agreements provide for, among other things, a fixed corporate tax rate of 32.5%, beginning on 17 March 2016, and exemption from certain import duties. In addition, from 1 January 2017, Gold Fields pays royalties on a sliding scale, replacing the fixed rate, which it paid prior to 1 January 2017.

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

Government Option to Acquire Shares of Mining Companies

Under Ghanaian law, the government is entitled to a 10% interest in any Ghanaian company which holds a mining lease in Ghana, without the payment of consideration for the shares therein. The government of Ghana has already received this 10% interest in each of Gold Fields Ghana and Abosso. The government also has the option, under the Minerals and Mining Law, of acquiring an additional 20% interest in the share capital of mining companies whose rights were granted under the Minerals and Mining Law at a price agreed upon by the parties, at the fair market value at the time the option is exercised, or as may be determined by international arbitration. The government of Ghana exercised this option in respect of Gold Fields Ghana and subsequently transferred the interest back to Gold Fields. The government of Ghana retains this option to purchase an additional 20% of the share capital of Abosso. As far as management is aware, the government of Ghana has not exercised this option for any other gold mining company in the past, other than Gold Fields Ghana.

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

The Bank of Ghana issued notices on 4 February 2014 and 13 June 2014 that imposed further restrictions on the operation of Foreign Exchange Accounts and Foreign Currency Accounts. However, on 8 August 2014, it reversed virtually all the restrictions that it had imposed through these notices.

Electricity Costs

The Ghanaian government introduced the Energy Sector Levies (Amendment) Act 2017 (Act 946) in March 2017, which reduced the national electricity levy from 5% per kilowatt hour to 2% per kilowatt hour and the public lighting levy from 5% per kilowatt hour to 3% per kilowatt per hour of electricity. Following this cost-increase, Gold Fields entered into the Genser PPA with Genser Energy to supply power at Damang and Tarkwa.

Australia

Environmental

Gold Fields’ gold operations in Australia are primarily subject to the environmental laws and regulations of the State of Western Australia which require, among other things, that Gold Fields obtains necessary environmental approvals, environmental licences, works approvals and mining approvals to implement and carry out its mining operations. In addition, under the Environment Protection and Biodiversity Conservation Act 1999 (Cth), or the EPBC Act, it may be necessary to obtain separate approval from the federal government if any new project (including some expansions of existing facilities) has, will have or is likely to have, a significant impact on “matters of national environmental significance” under the EPBC Act (known as a “controlled action”).

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

In addition to this approval, under Part V of the EP Act, a works approval and environmental licence must be obtained from the Department of Water and Environmental Regulation, or DWER, for the construction and operation of facilities with significant potential to cause pollution, such as the ore processing facility, tailings storage facility, landfill and waste water treatment plant.

Gold Fields is also required to obtain a water licence from the DWER to extract water for its mining activities.

Prior to the commencement or expansion of any mining operations, Gold Fields is also required to prepare a mining proposal in accordance with published guidance material and submit the mining proposal to the Department of Mining, Industry Regulation and Safety, or DMIRS, for approval under the Mining Act 1978 (WA), or Mining Act. Once approved by the DMIRS, the requirement to comply with the mining proposal becomes a condition of the mining tenement.

Gold Fields is required to prepare and submit an Annual Environmental Report to the DWER and DMIRS under the conditions attached to its environmental approvals, licences and mining tenements.

During the operational life of its mines, Gold Fields is required by law to prepare a Mine Closure Plan which is to make provisions for the ongoing rehabilitation of its mines and to provide for the cost of post-closure rehabilitation and monitoring once mining operations cease. Under the Mining Act, Gold Fields has previously been required to guarantee its environmental obligations by providing the Western Australian government with unconditional bank-guaranteed performance bonds. From 1 July 2014, Gold Fields has been required to pay an annual levy into a mining rehabilitation fund administered by the DMIRS instead of providing performance bonds. The annual levy payable by Gold Fields is 1% of an estimate of the cost per hectare to rehabilitate the disturbed land.

The funds held by the DMIRS in the mining rehabilitation fund are used to rehabilitate abandoned mines, and are not refundable or reimbursable to the contributing entities for their own rehabilitation liabilities.

Under the National Greenhouse and Energy Reporting scheme, Gold Fields Australia has operational control over the four Australian operations which have combined emissions exceeding 50kt CO2e each fiscal year. Accordingly, Gold Field Australia is required to report as the registered “controlling corporation” for the purposes of the scheme.

In December 2014, the Emissions Reduction Fund, or the ERF, came into effect. The ERF is a voluntary scheme that aims to provide financial incentives for emitters to reduce, abate or sequester greenhouse gas emissions. Gold Fields registered the Granny Smith Gas Power Station Project with the ERF for carbon abatement in May 2015 under the Industrial Fuel and Energy Efficiency Method. Gold Fields entered a reverse auction with the Clean Energy Regulator in April 2016 under the Emissions Reduction Fund in order to sell the project’s carbon abatement to the Australian government. This bid was successful and on 5 May 2016, Gold Fields entered into a contract with the Emissions Reduction Fund for the sale of its abatement credits.

Health and Safety

The Mines Safety and Inspection Act 1994 (WA), or the Safety and Inspection Act, and the Mines Safety and Inspection Regulations 1995 (WA) together regulate the duties of employers and employees in the mining industry with regard to occupational health and safety and outline offences and penalties for breach. Resources Safety, a division of the DMIRS, administers this legislation. Under the approach utilised by Resources Safety, it is the responsibility of each employer to manage safety (i.e. a general duty of care exists in mines located in Western Australia). A violation of the safety laws or failure to comply with the instructions of the relevant health and safety authorities is a criminal offence that could lead to, among other things, a temporary shutdown of all or a portion of the mine, a loss of the right to mine, or the imposition of costly compliance procedures and/or financial penalties.

The Work Health and Safety Bill 2014 (WA), or the WHS Bill (which is based on the federal Model Work Health and Safety Act), had been drafted in respect of general industry and was open for public consultation until January 2015. While further modifications were required as a result of the consultation process, all work on the legislation was suspended pending the outcome of the March 2017 state election. The newly elected state Government has since announced that it will develop a new Work Health and Safety Bill, which will apply to all industries, and which will replace the existing provisions of the occupational safety legislation, together with the Safety and Inspection Act and its counterpart in the petroleum industry. The new legislation will be supported by a number of industry specific regulations, including those specific to the resources industry. The new legislation is currently undergoing an extensive consultation process, and is expected to be introduced in the state Parliament in mid-2019.

Mineral Rights

In Australia, the ownership of land is separate from the ownership of most minerals (including gold), which are the property of the states and are thus regulated by the state governments. The Mining Act is the principal piece of legislation governing exploration and mining on land in Western Australia. Licences and leases for, among other things, prospecting, exploration and mining must be obtained pursuant to the requirements of the Mining Act before the relevant activity can begin.

Prospecting licences, exploration licences and mining leases are subject to prescribed minimum annual expenditure commitments. Royalties are payable to the state based on the amount of ore produced or obtained from a mining tenement. A quarterly production report must be filed and royalties are calculated ad valorem at a fixed rate of 2.5% of royalty value in respect of gold, and at other rates (depending on the relevant mineral) in respect of ore produced or obtained from a mining tenement. The royalty value of gold is the amount of gold produced during each month in a relevant quarter multiplied by the average gold spot price for that month. Despite the discussion above, no royalty is payable in respect of the first 2,500 ounces of gold metal produced during a financial year from gold-bearing material produced or obtained from the same gold royalty project.

Land Claims

In 1992, the High Court of Australia recognised a form of native title which protects the rights of indigenous people in relation to land and water in certain circumstances. As a result of this decision, the Native Title Act 1993 (Cth), or Native Title Act, was enacted to recognise and protect existing native title by providing a mechanism for the determination of native title claims and a statutory right for Aboriginal groups or persons to negotiate, object, and/or be consulted when, among other things, there is an expansion of, or change to, the rights and interests in the land which affect native title and which constitute a “future act” under the Native Title Act.

The existence of these claims does not necessarily prevent continued mining under existing tenements. Tenements granted prior to 1 January 1994 are not “future acts” and do not need to comply with the aforementioned consultation or negotiation procedures.

As a general rule, tenements granted (or in some cases re-granted) after 1 January 1994 need to comply with this process. However, in Western Australia, some tenements were granted without complying with this consultation or negotiation process on the basis of then prevailing Western Australian legislation. This legislation was subsequently found to be invalid as it conflicted with the Native Title Act which is Commonwealth legislation. Subsequent legislation was passed (Titles Validation Amendment Act 1999 (WA)) validating the grant of tenements between 1 January 1994 and 23 December 1996, provided certain conditions were met under the Native Title Act.

Certain of Gold Fields’ tenements are currently subject to native title claims and a determination of native title. However, most of Gold Fields’ tenements were granted prior to 1 January 1994. Where tenements were granted between 1 January 1994 and 23 December 1996, Gold Fields believes it has complied with the conditions set out by the Native Title Act for those tenements to be validly granted. On those tenements granted after 23 December 1996, Gold Fields has either entered into (or will enter into) agreements with the claimant parties which provide the Company with security of tenure, or utilised a valid exemption from the consultation and negotiation process under the Native Title Act. Therefore, any existing or future grant of native title over any of these tenements will not have a material effect on Gold Fields’ tenure during the operation of these agreements. See “Annual Financial Report—Notes to the consolidated financial statements—Note 34. Contingent liabilities”.

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

Additionally, since 28 December 2015, the National Environmental Certification Service for Sustainable Investment, or SENACE, has been authorised to review and approve the EIA studies of projects that have a national or multi-regional influence, and that may generate significant environmental impacts.

Other relevant regulatory institutions include the INGEMMET, the OSINERGMIN, the OEFA, the National Water Authority, the Ministry of Culture and the National Superintendence of Labour Inspection, or SUNAFIL.

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

Beneficiation Concessions

Beneficiation or process concessions confer the right to extract or concentrate the valuable substances of an aggregate of minerals and/or to smelt, purify or refine metals through a set of physical, chemical and/or physicochemical processes. As with mining concessions, holders of beneficiation concessions are required to pay the Mining Good Standing Fee, which is calculated on the basis of the production capacity of the processing plant. La Cima was granted a permit for a processing plant with a capacity of 18,600 tonnes per day by the Ministry of Energy and Mines which was later modified to increase the capacity of the processing plant to 22,320 tonnes per day. The current installed capacity of the processing plant is 19,920 tonnes per day. In fiscal 2017, La Cima paid a S/40,168, or approximately U.S.$12,552, Mining Good Standing Fee in connection with its beneficiation concessions.

General Working Concessions

General workings concessions confer the right to render ancillary services to two or more mining concession holders. The following are considered ancillary services: ventilation, drainage, hoisting or extraction in favour of two or more concessions of different concessionaires.

Ore Transportation Concessions

Ore transportation concessions confer the right to instal and operate a system for the continuous massive transportation of mineral products between one or more mining centres and a port or beneficiation plant, or a refinery, or along one or more stretches of these routes. The ore transportation system must be non-conventional, such as conveyor belts, pipelines or cable cars, among others. Conventional transportation systems are authorised by the Ministry of Transport and Communications.

Mining Royalty and Other Special Mining Taxes and Charges

In addition to general taxation, mining companies are subject to a special tax regime established, in its current form, in September 2011. With respect to the general taxation regime, relevant changes have been introduced with effect from 1 January 2017 to corporate and dividends income tax rates. For fiscal 2017, the corporate tax rate has been increased from 28% to 29.5%. In turn, the dividends tax rate applicable to non-resident shareholders of Peruvian companies has reduced from 6.8% to 5%.

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

Also, in September 2011, the Special Mining Tax Law and the Special Mining Charge Law were enacted. The Special Mining Tax is payable by mining companies that have not executed a Mining Tax Stability Agreement with the MEM. The Special Mining Tax is calculated by applying a sliding scale of rates (ranging from 2% to 8.4%) based on the quarterly operating profits of the mining company and is deductible for income tax purposes. This Special Mining Tax applies to La Cima as the company has not executed a Mining Tax Stability Agreement with the MEM. While the Company has not executed a Mining Tax Stability Agreement, Gold Fields concluded an Investor Stability Agreement, or ISA, with the Private Investment Promotion Agency, or PROINVERSION, which was valid for 10 years and expired in October 2017.

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

Also, since July 2012, mining companies are required to pay an annual supervisory contribution to the Organismo Supervisor de la Inversión en Energía y Minería, or OSINERGMIN, and the Organismo de Evaluación y Fiscalización Ambiental, or OEFA, to fund safety and environmental supervisions. OSINERGMIN is the national regulatory and supervisory agency in energy and mining activities on safety issues and OEFA is the national agency for environmental assessment and control. The rates for these contribution are set by supreme decree. The sum of both contributions may not exceed an amount equivalent to 1% of the total value of annual invoicing for concentrate sales, after deducting VAT. For fiscal 2017, the contributions to OSINERGMIN and OEFA were equivalent to 0.15% and 0.11% of the annual invoicing, respectively. In fiscal 2017, La Cima paid a total of approximately U.S.$1.03 million in such contributions. La Cima has paid these contributions under protest and has filed two constitutional actions against OSINERGMIN and OEFA questioning the constitutionality and legality of these contributions. These actions are still in progress.

Environmental

The environmental impact of mining activities in Peru is regulated by the Regulations on Environmental Protection and Management for Mining Exploitation, Beneficiation, General Labour, Transportation and Storage Activities, which entered into force on 14 March 2015 with the publication of the relevant terms of reference.

According to the above regulations, the following environmental instruments are required to be produced in order to perform mining activities:

•

Environmental Impact Declaration, or DIA, and Semi-Detailed Environmental Impact Assessment, or SD-EIA: DIAs and SD-EIAs are required for mining exploration projects, according to the magnitude and impact that the activities intended to be carried out may have on the environment. DIAs and SD-EIAs contain detailed environmental and social information on the area where exploration activities will be carried out, on the project and works to be performed, and on the measures that will be taken to control and mitigate any environmental impacts caused. The initiation of exploration activities needs to have been previously authorised by the DGM. A SD-EIA or DIA is required for such authorisation to be obtained.

•

EIA: EIAs are required for new projects, expansions or changes of existing operations and projects moving from the exploration stage to development. EIAs must evaluate the physical, biological, socio-economic and cultural impacts on the environment resulting from the operation of mining projects.

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

A law regulating mine closures requires mining companies to ensure the availability of the resources necessary for the execution of an adequate mine closure plan, including a mine closure cost estimate, in order to prevent, minimise and control the risks to and negative effects on health, personal safety and the environment that may be generated or may continue after the cessation of mining operations. Furthermore, the law obligates holders of mining concessions to furnish guarantees in favour of the MEM to ensure that they will carry out their mine closure plans in accordance with the environmental protection regulations and to ensure that the MEM has the necessary funds to execute the mine closure plan in the event of non-compliance by the holder of the mining concession. Mine concession holders may satisfy these requirements by providing to the MEM stand-by letters of credit (bank guarantees) to cover the amount of any mine closure plan. La Cima’s mine closure plan for Cerro Corona was approved in 2008 and subsequently amended in 2010, 2011, 2013, 2014 and 2017. This mine closure plan is guaranteed by a bond letter of U.S.$45.4 million, issued by Credit Bank Peru.

Water Quality Standards

In December 2015, the Ministry of Environment passed Supreme Decree N° 15-2015-MINAM, or the Supreme Decree, which modified the Environmental Quality Standards, or the ECA, applicable to water courses. The Supreme Decree is binding from the date of its publication. This regulation established less stringent new parameters in physical and chemical, inorganic, organic, microbiological and parasitological compounds, compared to the previously approved ECA. Under the Supreme Decree, holders of mining activities that are conducting environmental studies had to report to the MEM by 17 February 2016 on whether such instruments complied with the amended ECA, or if they required an adjustment.

In line with this requirement, Gold Fields La Cima, or GFLC, reported that its environmental study needed to be adjusted to the amended ECA; and submitted a response plan to the MEM on 14 March 2017. On December 29, 2017, the MEM approved the citizen participation plan contained in the Cerro Corona’s response plan with regards to the ECA 2015. The citizen participation plan, which is aimed at informing the settlers of the area about Cerro Corona’s response plan is being implemented by GFLC. There is no legal requirement that the community issues a document for approval of the response plan.

The plan will be evaluated by the MEM and the approved plan must be implemented by GFLC to comply with the ECA within three years of approval, and GFLC estimates that the response plan will be approved in the second quarter of fiscal 2018. In the response plan, GFLC proposed management activities to be conducted during the remaining operational period of Cerro Corona, as no specific comments can be made relating to the post closure water treatment plans due to the uncertainties discussed below. In the specific case of GFLC, the response plan relates to the mine’s operational stage only and neither considers nor proposes actions for the closure and post-closure phases. Detailed mine closure activities, including post closure water treatment plans, have to be submitted two years before mine closure, as required by Peruvian legislation. Based on the current life of mine for GFLC, the detailed mine closure plan will be submitted in 2021.

Management has been unable to reliably estimate the post closure water liability at Cerro Corona due to the fact that there are still elements with inherent uncertainty at this point in time, primarily due to the final pit lake elevation not being defined yet, given that the geotechnical and hydrogeological models are still under development.

The current draft for post-closure water management involves collecting all impacted water in the open pit, where lime might be added as a pre-treatment to precipitate a portion of the contained metals and soften the water. Adding lime will make the water easier to treat using membrane or other technology to reduce the concentration of sulphates to the limit of 1000 parts per million. However, this approach requires long-term water management.

Alternatives for post-closure water management under consideration include:

•	Pit water treatment;

•	Treatment of the pit walls (potentially the largest source of water) to reduce the metal load and eventually avoid long-term water treatment;

•	Partial backfilling of the pit to construct a lined pond in the pit where runoff and other poor quality water can be separated from groundwater to allow treatment of a smaller quantity of water;

•	Measures to mitigate individual springs (which GFLC believes have been impacted by stockpiles that might be relocated); and

•	Alternative treatment methods requiring less energy/reagents at lower cost.

Other permits and Regulations

Another issue at Cerro Corona, though unrelated to the pit lake issue described above, is that on 23 May 2014, La Cima received formal authorisation from the Manuel Vasquez Association to relocate the Tomas Spring and to start the permit application process regarding the relocation. On 6 March 2015, La Cima obtained authorisation to relocate the water source of the Tomas Spring, which is located inside the final footprint of the tailings storage facility for Cerro Corona, to a higher elevation above the final footprint, in order to continue with the planned expansion of the facility. The construction programme and mitigation measures have been implemented. The Tomas Spring was sealed and its water catchment relocated to a higher elevation called TCB-25. The remaining flow of Las Tomas Spring under the seal has been diverted outside the footprint of the TSF to La Hierba creek.

Other matters subject to regulation include, but are not limited to, transportation of ore or hazardous substances, water use and discharges, power use and generation, use and storage of explosives, housing and other facilities for workers, reclamation, labour standards and mine safety and occupational health.

Soil Quality Standards

In April 2013, the government of Peru approved soil quality standards for all industries, including extractive industries. These standards established that all companies that generate an impact on soil as a consequence of their activities must submit a report to the MEM by April 2015 with the characterisation of soil quality in their areas of influence and, if applicable, a remediation plan within two years from the date of approval of such report. On 10 April 2015, after submitting a report to the MEM with the results of soil sampling in Cerro Corona and nearby areas, La Cima obtained the MEM’s approval of the report in December 2017. In addition, La Cima was not required to continue with the next steps established by the soil quality standards regulation.

Environmental Sanctioning Regime

In July 2014, Law 30230 was enacted to promote investment. Among the measures introduced by Law 30230 included the establishment of a three year moratorium on the imposition of environmental fines by OEFA, which was in force until 13 July 2017.

During this moratorium, OEFA prioritised the imposition of corrective measures and was only entitled to impose environmental sanctions in the following exceptional cases: (i) very serious offences that generate a real and severe damage to human life and health; (ii) activities carried out without a proper environmental instrument, or without the required licences, or in prohibited areas; (iii) commission of the same infringement within a period of six months.

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

•

Right to Prior Consultation: On 7 September 2011, the Peruvian government approved the Law of Prior Consultation to Indigenous or Tribal Populations recognised in Convention 169 of the International Labour Organisation. This law establishes that the Peruvian government must consult in advance with indigenous or tribal populations on legislative or administrative measures (including pending claims for mining concessions) that may directly affect the collective rights related to their physical existence, cultural identity, quality of life or development. This duty of consultation is owed by the Peruvian government, not Gold Fields or investors.

While the final decision to move forward with legislative or administrative measures on which consultation is sought rests with the Peruvian government, even in the absence of agreement, the Peruvian government has an obligation to take all necessary measures to ensure that the collective rights of indigenous or tribal populations are protected.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors

Name	Age	Position	Term Expires(1)
Cheryl A. Carolus	59	Non-executive Chair	May 2018
Nicholas J. Holland	59	Executive Director and Chief Executive Officer	May 2020
Paul A. Schmidt	50	Executive Director and Chief Financial Officer	May 2019
Alhassan Andani	56	Non-executive Director	May 2019
Peter J. Bacchus	48	Non-executive Director	May 2019
Terence P. Goodlace	58	Non-executive Director	May 2020
Carmen Letton	52	Non-executive Director	May 2019
Richard P. Menell	62	Non-executive Director and Deputy Chair	May 2018
Donald M. J. Ncube(2)	70	Non-executive Director	May 2018
Steven P. Reid	62	Non-executive Director	May 2018
Yunus G.H. Suleman	60	Non-executive Director	May 2020

Notes:

(1)	Terms expire on the date of the annual general meeting in that year for newly appointed directors and for the other directors, within a three year period after their first election.
(2)	Expected to retire from the Board at the May 2018 annual general meeting.

Executive Directors

Nicholas J. Holland BCom, BAcc, Witwatersrand; CA (SA)

Executive Director and Chief Executive Officer. Mr. Holland has been an Executive Director of Gold Fields since 14 April 1998 and became Chief Executive Officer on 1 May 2008. He served as Executive Director of Finance from April 1997. On 15 April 2002, his title changed to Chief Financial Officer until 30 April 2008. Mr. Holland has more than 38 years’ experience in financial management and over 28 years of experience in the mining industry. Prior to joining Gold Fields, he was Financial Director and Senior Manager of Corporate Finance of Gencor Limited and a Director of Rand Refinery from 12 July 2000 until 30 September 2008. He remained an alternate director until February 2013.

Paul A. Schmidt BCom, Witwatersrand; BCompt (Hons), UNISA; CA (SA)

Executive Director and Chief Financial Officer. Mr. Schmidt was appointed Chief Financial Officer on 1 January 2009 and joined the Board on 6 November 2009. Prior to this, Mr. Schmidt was acting Chief Financial Officer from 1 May 2008. Prior to this appointment, Mr. Schmidt was financial controller for Gold Fields from 1 April 2003. He has more than 22 years’ experience in the mining industry. Mr. Schmidt holds no other directorships.

Non-Executive Directors

Cheryl A. Carolus BA Law; Bachelor of Education, University of the Western Cape; Honorary Doctorate in Law, University of Cape Town

Chair of the Board. Ms. Carolus has been a director of Gold Fields since 10 March 2009. She was appointed Non-executive Chair effective 14 February 2013. Ms. Carolus is an Executive Chairperson of Peotona Group Holdings, which has diverse interests in mining. In 2009, she was appointed Chairperson of the Board of South African Airways and served on a number of listed and unlisted companies, including De Beers and Investec. Ms. Carolus has previously held senior leadership positions in the liberation movement in South Africa and in the

ANC. She has served as Deputy Secretary General under Nelson Mandela, and helped to negotiate the new South African constitution and coordinate the drafting of post-apartheid ANC policy. She served as South Africa’s High Commissioner to the United Kingdom from 1998 to 2001 and was the CEO of SA Tourism from 2001 to 2004. She was Chairperson of South African National Parks Board for six years and currently serves on the boards of other public and private companies and not-for-profit organizations, including the International Crisis Group, Soul City, World Wildlife Fund (South Africa and internationally), The British Museum (appointed by HM Queen Elizabeth), and is Chair Person of the SA Constitution Hill Education Trust. She also works with NGOs focused on young people at risk and conflict prevention. She was awarded an honorary doctorate in law from the University of Cape Town in 2004 for her contribution to freedom and human rights. She was awarded the French National Order of Merit by Elisabeth Barbier, the French Ambassador to South Africa, on 8 March 2014.

Richard P. Menell BA (Hons), MA (Natural Sciences, Geology), Trinity College, Cambridge, United Kingdom; M.Sc. (Mineral Exploration and Management), Stanford University, California, United States of America

Mr. Menell was appointed Deputy Chair of the Board in August 2015 and has been a Director of Gold Fields since October 8, 2008. He has over 37 years’ experience in the mining industry. Previously, he has been the President and Member of the Chamber of Mines of South Africa, President and Chief Executive Officer of TEAL Exploration & Mining Inc., Executive Chairman of Anglovaal Mining Limited and Avgold Limited, Chairman of Bateman Engineering and Deputy Chairman of Harmony Gold Limited and African Rainbow Minerals. He is currently a director of Weir Group Plc and Rockwell Diamonds Inc., and Senior Advisor to Credit Suisse Securities Johannesburg, a director of Rockwell Diamonds Inc., the National Business Initiative and the Tourism Enterprise Partnership. Mr. Menell is a Trustee of Brand South Africa and a Council Member of Business Leadership South Africa. He is also Chairman of the City Year South Africa Citizen Service Organization, the Carrick Foundation and the Palaeontological Scientific Trust. Mr. Menell became a director of Sibanye-Stillwater with effect from 1 January 2013.

Peter J. Bacchus MA Economics, Cambridge University

Mr. Bacchus was appointed as a director of Gold Fields with effect from 1 September 2016. Mr. Bacchus is chairman of the independent merchant banking boutique, Bacchus Capital Advisers. He has acted as the global head of Mining and Metals, and is joint head of European Investment Banking at Investment Bank Jefferies, a position he held until 2016. Before this he served as global head of Mining and Metals at Morgan Stanley, and prior to that, he was head of Investment Banking, Industrials and Natural Resources at Citigroup. Mr. Bacchus has spent 25 years in investment and corporate banking with a focus on the global natural resources sector and is a member of the Institute of Chartered Accountants, England and Wales. He is also a non-executive director of UK-listed mining group NordGold and a trustee of Space for Giants, an African-focused conservation charity.

Alhassan Andani BSc Agriculture, University of Ghana; MA Banking and Finance, Finafrica Institute, Italy

Mr. Andani was appointed as a director of Gold Fields on 1 August 2016. He is currently Chief Executive and Executive Director of Stanbic Bank Ghana; the Board Chairman of the Ghana CSIR (Council for Scientific & Industrial Research) and a director of SOS Villages Ghana and has held other corporate directorships in the past.

Carmen Letton PhD in Mineral Economics (UQ) and Degree in Engineering (Mining—WASM)

Dr. Letton’s has been appointed to the Board effective 1 May 2017. She is a mining engineer and mineral economist (PhD) with 31 years of global mining exposure, working for major and mid-tier mining houses in senior management and leadership roles, with experience in operations, corporate strategy development, engineering, asset and business development, continuous improvement, mergers and acquisitions. Currently, Dr. Letton is the Head, Open Pit Mining for the Technical and Sustainability Group in Anglo American, based in

Australia. Dr. Letton has experience in large and medium sized projects in both the Australian and International mining environment; challenging operations leadership, complex technical roles; expertise in due diligence, corporate governance, risk management, corporate strategy and asset development. Core skills and accountabilities include operations executive general management and leadership of all key mine engineering faculties and associated technical services areas (Mine Engineering, Metallurgy, Geology).

Yunus G.H. Suleman BCom, University of Kwa-Zulu Natal; BCompt (Hons), University of South Africa, CA (SA)

Mr. Suleman was appointed as a director of Gold Fields with effect from 1 September 2016. Mr. Suleman serves as an independent non-executive director of Liberty Holdings Ltd, Liberty Group Limited, Tiger Brands Limited and Albaraka Bank Limited, and is the Global Treasurer of the World Memon Organization. He was previously Chair of KPMG South Africa and Chairman of Enactus SA.

Terence P. Goodlace MA Business Administration, University of Wales; BCom, University of South Africa; NDip Witwatersrand Technikon

Mr. Goodlace was appointed as a director of Gold Fields with effect from 1 July 2016. Mr. Goodlace’s mining career commenced in 1977, spanning nearly 40 years of working with different organisations. He has previously served as both an Executive Vice-President and the Chief Operating Officer for Gold Fields, having returned to the Company to serve as an independent non-executive director. He has experience serving as chief executive officer at Impala Platinum Holdings Limited and Metorex Limited. He served on the Impala Platinum Holdings Limited board for two years as an independent non-executive director and four and a half years as an executive director. He spent three years as an executive director of Metorex Limited. Mr. Goodlace is currently a non-executive director at Kumba Iron, and in 2017, he was appointed onto the South African Mining Extraction Research, Development and Innovation steering committee, which has been set up by the Council for Scientific and Industrial Research to advance new mining technologies.

Donald M. J. Ncube BA Economics and Political Science, Fort Hare University; Post Graduate Diploma in Labor Relations, Strathclyde University, Scotland; Graduate MSc Manpower Studies, University of Manchester, United Kingdom; Diploma in Financial Management; Honorary Doctorate in Commerce, University of the Transkei

Mr. Ncube was appointed a Director of Gold Fields on 15 February 2006. Previously, he was an alternate director of Anglo American Industrial Corporation Limited and Anglo American Corporation of South Africa Limited, a Director of AngloGold Ashanti Limited, as well as non-executive chairman of South African Airways. He is currently the executive chairman of Badimo Gas (Pty) Ltd and Afro Energy.

Steven P. Reid Bachelor of Applied Science in Mineral Engineering (Mining), South Australian Institute of Technology; MBA, Trium Global Executive NYU/LSE/HEC; Directors’ Education Program, Institute of Corporate Directors

Mr. Reid was appointed as a director of Gold Fields on 1 February 2016. He has over 41 years’ international mining experience and has held senior leadership roles in numerous countries. He has served as a director of Silver Standard Resources since January 2013 and a director of Eldorado Gold since May 2013. He served as chief operating officer of Goldcorp from January 2007 until his retirement in September 2012, and was Goldcorp’s executive vice president in Canada and the USA. Before joining Goldcorp, Steven spent 13 years at Placer Dome in numerous corporate, mine-management and operating roles. He also held leadership positions at Kingsgate Consolidated and Newcrest Mining, where he was responsible for the Asian and Australian operations.

Executive Committee

Alfred Baku (51) MSc (Mining Engineering), University of Mines and Technology, Statutory Mines Manager certificate, Ghana Mines Department of Minerals Commission, Executive Education, University of Virginia, Darden School of Business, USA and member of the Australian Institute of Mining Metallurgy (AusIMM)

Mr. Baku has over two decades of mining experience, mostly in senior management positions at Gold Fields. Prior to joining Gold Fields, Alfred worked in Australia for Billiton and Ranger Minerals in production and mine planning engineering capacities. He joined the Damang Mine in 2002 as mine manager and a member of the senior management team. Alfred was appointed General Manager of the Damang Mine in 2008, General Manager of the Tarkwa Mine in 2010, and subsequently, Vice President of Operations for both mines. In 2013, Alfred was promoted to Senior Vice President for West Africa, becoming a member of the Group’s Executive Committee. In February 2014, he became Executive Vice President and head of West Africa. As the Vice President of the Ghana Chamber of Mines’ Executive Council, Mr. Baku serves on the Advisory Board of the Ministry of Lands and Natural Resources. He is also a member of the Australasian Institute of Mining and Metallurgy.

Richard J Butcher (54) Diploma Coal Mining Engineering Advanced Rock Engineering Certificate Graduate Diploma in Mining Engineering (Mineral economics) MSc (Eng) Mining Engineering & CEng (UK) / FAusIMM (CP) WA First Class (Mine Managers) Cert No: 766 General Managers Course Cert—AGSM / UNSW

Executive Vice President: Technical. Mr. Butcher has over 35 years’ experience in the mining industry, including 15 years experience in the gold sector, which has been obtained globally with companies that include Gencor, Anglo-American and Barrick. He was previously head of technical services at MMG, the overseas arm of the Chinese CMC/CMN Corporation. Mr. Butcher’s position involves being discipline head for all technical functions, long-term planning and closure for the Group’s operations in Australasia, Africa and South America.

Naseem A. Chohan (57) BE (Electronic), University of Limerick

Executive Vice President: Sustainable Development. Mr. Chohan was appointed to the position of Senior Vice President: Sustainable Development on 13 September 2010. Mr. Chohan was previously self-employed as a consultant to various companies and, prior to that, spent 25 years at De Beers. When he left De Beers in 2009, he was acting as Group Consultant, Sustainability and ECOHS (Environment, Community, Occupational Health and Hygiene and Safety).

Taryn L. Harmse (45) BCom & LLB, University of Johannesburg, Advanced Corporate Law, University of Witwatersrand

Executive Vice-President: Group General Counsel. Ms. Harmse was appointed Executive Vice-President: Group General Counsel on 1 May 2014. Ms. Harmse was appointed as Assistant General Counsel and Company Secretary on 1 August 2013, and resigned from the position of Company Secretary on 15 September 2014. She previously served as Assistant General Counsel and Vice President, Group Legal. Before joining Gold Fields, Ms. Harmse worked at Linklaters LLP in London for a number of years having completed her articles at Hofmeyr Herbstein Gihwala (now Cliffe Dekker Hofmeyr). She was admitted as an attorney to the High Court of South Africa in 2000.

Stuart J. Mathews (57) Master of Science (Geology) from University of Canterbury, New Zealand

Executive Vice-President: Australasia. Stuart Mathews is an international mining professional with 26 years’ experience having worked in Australia (Queensland, NSW, WA), Mexico and New Zealand. He has progressed through geology ranks to Geology Manager level and in the last 13 years worked in project development and general operations management to COO level. Stuart joined Gold Fields in mid-2013 initially at St. Ives, and then General Manager at Granny Smith Mine after which he became Vice President Operations: Australia. From 1 February 2017 Stuart took over the position of Executive Vice President: Australasia.

Brett J. Mattison (40) BComm (Hons) Law, BAcc, University of Stellenbosch; Masters in Law, Higher Tax Diploma, University of Johannesburg; Exec. MBA (PLD), Harvard Business School

Executive Vice-President: Strategy, Planning and Corporate Development. Mr. Mattison was appointed Executive Vice-President: Strategy, Planning and Corporate Development effective 1 May 2013. He began his career with Gold Fields in 2001 as part of the Global Legal team providing commercial, legal and tax structuring advice in relation to various global transactions. He subsequently joined the Corporate Development team in 2005 where he worked for six years in South Africa, Peru and Australia until 2010. In late 2010, Mr. Mattison was appointed as the Country Manager of the Philippines tasked with the mandate of setting up Gold Fields’ activities in the Philippines. Most recently, he has been in the role of Vice President of Special Projects tasked with setting out the groundwork for the Gold Fields strategy sessions.

Avishkar Nagaser (34) BBusSc Finance and Economics, University of KwaZulu-Natal

Executive Vice President: Investor Relations and Corporate Affairs. Mr. Nagaser joined Gold Fields as Executive Vice President: Investor Relations and Corporate Affairs in January 2015. Before joining Gold Fields, he was with Merrill Lynch from 2012 to 2014 and Macquarie from 2007 to 2012, where he held the position of gold and platinum equity research analyst.

Martin Preece (53) Tech in Mining, Witwatersrand Technicon, South Africa; Executive Development Programme, Gordon Institute of Business Science (GIBS); Accelerated Development Programme, London Business School

Executive Vice President: South Africa. Martin joined Gold Fields as Executive Vice President: South Africa in May 2017. He previously held the position of Chief Operating Officer at De Beers South Africa. Martin has 33 years of mining experience, starting his career as a learner miner and held a number of operational and technical roles before taking up mine manager positions at various operations both locally and internationally. After moving to group level at De Beers he held positions as mine strategist and business development manager before becoming Chief Operating Officer.

Luis A. Rivera (52) Bachelor Degree in Geology, the Title of Geological Engineer, both by the Universidad de San Marcos

Executive Vice-President of the Americas Region for Gold Fields La Cima S.A. Mr. Rivera joined Gold Fields in October 2016. Prior to joining Gold Fields, Mr. Rivera was, since 2014, the General Manager and Vice-President of Operations for Las Bambas and before that, since 2013, was the General Manager of Copper Operations for Glencore Peru and, since 2012, Executive General Manager for all Xstrata Copper Operations in Peru. His career also includes 5 years as General Manager of the large Copper Tintaya and Antapaccay operations, as well as 11 years of experience in the Xstrata Copper Operations of Minera Alumbrera, a large gold – copper operation in North Argentina, where he became Tech Services Manager after servicing as Chief Engineer and Senior Geologist. Mr. Rivera has over 29 years’ experience in the copper and gold mining industry, in large open pit copper project and operations in Peru and Argentina, including his direct involvement and leadership in the merge & acquisition of Falconbridge Inc. and BHP Tintaya S.A. by Xstrata Copper as well as the sale of Las Bambas Project by Glencore to the Chinese JV led by MMG.

Former Executive Committee Members

Lee-Ann N. Samuel (40) BA Psychology and Honors Political Science, University of Johannesburg, Global Remuneration Practitioner (GRP), WorldatWork, USA

Executive Vice President: People and Organizational Effectiveness. Mrs. Samuel joined Gold Fields in 2009 as Vice President, Group Remuneration and Employee Benefits, and, effective 1 March 2013, she was promoted to Executive Vice President: People and Organizational Effectiveness. Mrs. Samuel has 16 years of Human Resources experience in financial services, mining and telecommunications. Prior to joining Gold Fields,

Mrs. Samuel worked as Head of People Development at Telkom Media, a subsidiary of Telkom, for three years. Her overall responsibility is to provide strategic direction for the Human Resources discipline at Gold Fields, including the development of Human Resource policies to ensure alignment with the strategy for the Group, as well as external trends and demands impacting on HR. Mrs. Samuel resigned from Gold Fields with effect from 30 July 2017.

Ernesto Balarezo (50) MSc Industrial Management, BSc Industrial Engineering, Texas A&M University, Management Studies, Wharton School of Business, Management Studies, Harvard University

Executive Vice President: America. Mr. Balarezo joined Gold Fields effective 11 March 2013 as Executive Vice President: America. He has 23 years of professional experience at industrial and mining companies with a focus on finance and operations. Prior to joining Gold Fields, Mr. Balarezo was the Vice-President: Operations of Hochschild Mining plc, or Hochschild. In this capacity, he was responsible for overseeing the Hochschild group’s six silver and gold mining operations in Peru, Argentina and Mexico, as well as its growth projects. He had 9,000 employees under his management. He joined Hochschild in 2007 as General Manager of the Mexican operation before being promoted to General Manager for Peru in 2008 and Vice President of Operations in 2010. Prior to Hochschild, Ernesto worked at other subsidiaries of the Hochschild group since 1997, including at Hochschild’s cement subsidiary, Cementos Pacasmayo, as deputy CEO. Mr. Balarezo resigned from Gold Fields with effect from 30 June 2016.

Nico J. Muller (50), BSC Mining Engineering, University of Pretoria

Executive Vice President: South Africa. Mr. Muller joined Gold Fields as Executive Vice President: South Africa on 1 October 2014. Prior to joining Gold Fields, he was with Royal Bafokeng Platinum where he held the position of Chief Operating Officer since January 2009. He has extensive technical mechanized mining experience, having held various positions in the mining industry while employed at De Beers, Avgold and Two Rivers Platinum. Mr. Muller resigned from Gold Fields with effect from 3 March 2017.

Richard M. Weston (65) FAIMM, CPEng, IEA. MSc Mining Geomechanics, UNSW; GDM, UCQ; BE (Civil), Sydney University

Executive Vice President: Head of Australasia. Mr. Weston was appointed to the position of Executive Vice President, Head of Australasia on 1 May 2010. He was formerly Senior Vice-President, Operations for Coeur d’Alene Mines Corporation, a gold and silver mining company based in Idaho in the United States. Before joining Coeur, he led the site team responsible for the development of Barrick Australia’s Cowal gold project and, prior to that, he headed operations at Rio Tinto Australia’s ERA Ranger and Jabiluka uranium mines in the Northern Territory. Mr. Weston retired from Gold Fields with effect from 28 February 2017.

Company Secretary

Lucy M. M. Mokoka (46) BJuris, University of Durban-Westville and LLB degree, University of Pretoria

Company Secretary. Ms. Lucy Mokoka was appointed Company Secretary of Gold Fields on 16 September 2014. Prior to joining Gold Fields, Ms. Mokoka was General Manager: Company Secretary, for MTN South Africa (Pty) Ltd from 1 October 2010 to 15 September 2014 and Director: Company Secretarial at the Standard Bank between January 2009 and December 2009. Ms. Mokoka is an admitted attorney and has held various roles as a Company Secretary and Legal Advisor. Her career includes roles as Company Secretary for Ithala Limited, Tongaat-Hulett and Standard Bank. She has also acted as legal advisor to the South African Revenue Service and the State Attorney’s office.

Employees

The total number of employees, excluding employees of outside contractors who are not on Gold Fields’ payroll, as of the end of fiscal 2016 and fiscal 2015 at each of the operations owned by Gold Fields as of those dates was:

	As of 31 December(1)(2)(3)
	2016		2015
Americas	390	(4)	380	(4)
Australia	1,550	(4)	1,550	(4)
South Africa	3,900	(5)	3,700	(5)
West Africa	2,900	(5)	3,400	(5)
Corporate Office	120	(4)	90	(4)

Total	9,000	(5)	9,100	(5)

Notes:

(1)	For the total number of employees as of the end of fiscal 2017, see “Integrated Annual Report—Safe operational delivery—Fit-for-purpose workforce—Workforce profile”.
(2)	The employee numbers presented do not include contractors who are not on the payroll. For the number of contractors at Gold Fields’ operations as of the end of fiscal 2017, see “Integrated Annual Report—Safe operational delivery—Fit-For-Purpose Workforce—Workforce profile”.
(3)	Table may not sum due to rounding.
(4)	Rounded to the nearest ten.
(5)	Rounded to the nearest hundred.

TRIFR, Fatalities and Fatal Injury Frequency Rate

In fiscal 2017, Gold Fields continued to focus on implementing its Group Safety Reporting Guideline, which is based on ICMM guidelines. Since fiscal 2013, Gold Fields has aligned its health and safety metrics with those of the ICMM, headed by the TRIFR. As Gold Fields’ peer companies tend to use the TRIFR metric, this alignment assists with benchmarking of Group performance against the wider sector.

The following tables set out the TRIFR data for Gold Fields’ mining operations for the periods indicated. The tables also provide the number of fatalities and fatal injury frequency rate data for Gold Fields’ South African, West African, Australian and Americas operation.

South Africa

West Africa

Australia

South America

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

A list of the individuals and organisations holding, to the knowledge of management, directly or indirectly, 5% or more of its issued share capital as of 23 February 2018 is set forth below.

	Ordinary shares	Percentage
Beneficial owner
Government Employees Pension Fund	66,710,217	8.12%
Market Vectors Junior Gold Miners ETF	48,675,430	5.92%

To the knowledge of management, none of the above shareholders hold voting rights which are different from those held by Gold Fields’ other shareholders.

The table below shows the significant changes in the percentage of ownership by Gold Fields’ major shareholders, to the knowledge of Gold Fields’ management, during the past three fiscal years.

	Beneficial ownership as of
	31 December, 2017	31 December, 2016	31 December, 2015
	(%)
Beneficial owner
Government Employees Pension Fund	7.68	7.84	9.09
Market Vectors Junior Gold Miners ETF	5.95	—	6.50
Van Eck Vectors Gold Miners ETF	4.53	5.94	—
Blackrock Global Funds World Gold Fund	—	3.30	2.18

As of 29 March 2018, the issued share capital of Gold Fields consisted of 821,532,707 ordinary shares.

As of 23 February 2018, 407 record holders of Gold Fields’ ordinary shares, holding an aggregate of 416,859,568 ordinary shares (50.74%), including shares underlying Gold Fields’ ADRs, were listed as having addresses in the United States.

Related Party Transactions

Between 1 January 2018 to 29 March 2018, none of the directors, officers or major shareholders of Gold Fields or, to the knowledge of Gold Fields’ management, their families, had any interest, direct or indirect, in any transaction or in any proposed transaction which has affected or will materially affect Gold Fields or its investment interests or subsidiaries. Refer note 39 to the consolidated financial statements for related party disclosure as required by IFRS, including for fiscal 2017.

THE LISTING

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

The following table sets out ordinary share trading information on a yearly basis for the last five fiscal years, as reported by I-Net Bridge, a South African financial information service:

Year ended	Ordinary Share Price		Average daily trading volume
	High	Low
	(Rand per ordinary share)		(number of ordinary shares)
31 December 2013	109.85	31.40	3,524,334
31 December 2014	53.09	32.35	2,211,070
31 December 2015	67.45	31.00	2,337,302
31 December 2016	91.30	38.78	3,378,480
31 December 2017	60.94	37.60	2,707,626
through 29 March 2018	56.49	43.58	2,019,200

The following table sets out ordinary share trading information on a quarterly basis for the periods indicated, as reported by I-Net Bridge:

Quarter ended	Ordinary Share Price		Average daily trading volume
	High	Low
	(Rand per ordinary share)		(number of ordinary shares)
31 March 2016	69.50	43.50	3,438,054
30 June 2016	72.20	55.42	2,979,195
30 September 2016	91.30	67.87	3,086,390
31 December 2016	66.88	38.78	4,017,030
31 March 2017	50.04	37.60	3,477,821
30 June 2017	57.08	42.23	3,116,891
30 September 2017	60.94	43.66	2,316,794
31 December 2017	59.85	48.87	1,933,247
31 March 2018	56.49	43.58	2,109,200

The following table sets out ordinary share trading information on a monthly basis for each of the last six months, as reported by I-Net Bridge:

Month ended	Ordinary Share Price		Average daily trading volume
	High	Low
	(Rand per ordinary share)		(number of ordinary shares)
31 October 2017	59.85	53.03	1,751,773
30 November 2017	59.16	54.62	1,923,993
31 December 2017	58.89	48.87	2,154,090
31 January 2018	56.49	49.25	1,578,825
28 February 2018	52.78	43.75	2,336,866
31 March 2018	49.95	43.58	2,185,946

On 29 March 2018, the closing price of the ordinary shares on the JSE was R47.98.

New York Stock Exchange Trading History

The tables below show the high and low closing prices in U.S. dollars and the average daily volume of trading activity on the NYSE for the last five fiscal years.

The following table sets out ADS trading information on a yearly basis for the last five fiscal years, as reported by Bloomberg:

Year ended	ADS Price		Average daily trading volume
	High	Low
	($ per ADS)		(number of ADSs)
31 December 2013	12.49	3.02	5,566,292
31 December 2014	4.84	3.00	4,970,039
31 December 2015	5.97	2.08	5,214,476
31 December 2016	6.45	2.64	6,421,988
31 December 2017	4.68	2.95	6,358,268
through 29 March 2018	4.42	3.73	4,153,165

The following table sets out ADS trading information on a quarterly basis for the periods indicated, as reported by Bloomberg:

Quarter ended	ADS Price		Average daily trading volume
	High	Low
	($ per ADS)		(number of ADSs)
31 March 2016	4.56	2.86	7,257,014
30 June 2016	4.91	3.50	5,542,144
30 September 2016	6.45	4.75	5,548,086
31 December 2016	4.80	2.64	6,379,179
31 March 2017	3.67	2.95	7,263,275
30 June 2017	4.07	3.10	8,994,266
30 September 2017	4.68	3.41	4,754,769
31 December 2017	4.31	3.71	4,435,129
31 March 2018	4.42	3.73	4,153,165

The following table sets out ADS trading information on a monthly basis for each of the last six months, as reported by Bloomberg:

Month ended	Ordinary Share Price		Average daily trading volume
	High	Low
	(Rand per ordinary share)		(number of ordinary shares)
31 October 2017	4.31	3.91	4,555,264
30 November 2017	4.23	3.84	4,081,666
31 December 2017	4.31	3.71	4,674,116
31 January 2018	4.42	4.08	3,590,973
28 February 2018	4.31	3.82	4,779,628
31 March 2018	4.27	3.73	4,148,556

On 29 March 2018, the closing price of Gold Fields’ ADSs quoted on the NYSE was U.S.$4.02

ADDITIONAL INFORMATION

Memorandum of Incorporation

General

Gold Fields is a public company registered in South Africa under the Companies Act, which limits the liability of its shareholders, and is governed by its memorandum of incorporation, the Companies Act and the JSE Listings Requirements. Gold Fields’ registration number is 1968/004880/06.

On 8 April 2009, South Africa passed the Companies Act, which came into force on 1 May 2011. At the annual general meeting held on 14 May 2012, Gold Fields adopted a new memorandum of incorporation, or the Gold Fields MOI, to replace its memorandum of association and articles of association adopted under the previous Companies Act, or the Companies Act 61 of 1973. Gold Fields amended the Gold Fields MOI at its annual general meetings on 9 May 2013 and on 24 May 2017. The amended Gold Fields MOI conforms to the requirements of the Companies Act and the amended JSE Listings Requirements.

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

Issue of Additional Shares

In accordance with the provisions of the JSE Listings Requirements and the Gold Fields MOI, the Board shall not have the power to issue authorised shares other than:

•	the issue of capitalisation shares or the offer of a cash payment in lieu of awarding capitalisation shares;

•	issues in respect of a rights offer; and

•	issues which do not require the approval of shareholders in terms of the Companies Act or the JSE Listings Requirements,

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

Pre-emptive Rights

The Companies Act, the JSE Listings Requirements and the Gold Fields MOI require that any new issue of shares by Gold Fields must first be offered to existing shareholders in proportion to their shareholding in the Company, unless, among other things, the issuance to new shareholders is:

•	the necessary shareholder approvals have been obtained;

•	a capitalisation issue, an issue for an acquisition of assets (including another company) or an amalgamation or merger is to be undertaken; or

•	the shares are to be issued in terms of option or conversion rights.

Transfer of Shares

The transfer of any Gold Fields certificated shares will be implemented in accordance with the provisions of the Companies Act, using the then common form of transfer. Dematerialised shares, which have been traded on the JSE, are transferred on the STRATE system and delivered five business days after each trade. The transferor of any share is deemed to remain the holder of that share until the name of the transferee is entered in Gold Fields’ register for that share. Since Gold Fields shares are traded through STRATE, only shares that have been dematerialised may be traded on the JSE. Accordingly, Gold Fields shareholders who hold shares in certificated form will need to dematerialise their shares in order to trade on the JSE.

Disclosure of Beneficial Interest in Shares

The Companies Act requires a registered holder of Gold Fields shares who is not the beneficial owner of such shares to disclose to Gold Fields, within five business days of the end of every month during which a change has occurred in the beneficial ownership, the identity of the beneficial owner and the number and class of securities held on behalf of the beneficial owner. Moreover, Gold Fields may, by notice in writing, require a person who is a registered shareholder, or whom Gold Fields knows or has reasonable cause to believe has a beneficial interest in Gold Fields ordinary shares, to confirm or deny whether or not such person holds the ordinary shares or beneficial interest and, if the ordinary shares are held for another person, to disclose to Gold Fields the identity of the person on whose behalf the ordinary shares are held. Gold Fields may also require the person to give particulars of the extent of the beneficial interest held during the three years preceding the date of the notice. Gold Fields is obliged to establish and maintain a register of the disclosures described above and to publish in its annual financial statements a list of the persons who hold a beneficial interest equal to or in excess of 5% of the total number of ordinary shares issued by Gold Fields, together with the extent of those beneficial interests.

General Meetings of Shareholders

The shareholders and/or directors may convene Gold Fields shareholders meetings in accordance with the requirements of the Companies Act and the Gold Fields MOI. Gold Fields is obliged to hold an annual general meeting for each fiscal year prior to 15 months after the date of the last annual general meeting.

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

The directors shall from time to time determine at what times and places and under what conditions, subject to the requirements of the Companies Act, shareholders are entitled to inspect and take copies of certain documents, including the Gold Fields MOI, accounting records required to be maintained by the Company and annual financial statements. Apart from the shareholders, no other person shall be entitled to inspect any of the documents of the Company (other than the share register) unless expressly authorised by the directors or in accordance with the Promotion of Access to Information Act, No 2 of 2000, as amended.

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

Amendments to Gold Fields’ Memorandum of Incorporation

The Gold Fields shareholders may, by the passing of a special resolution in accordance with the provisions of the Companies Act and the Gold Fields MOI, amend the Gold Fields MOI, including:

•	the creation of any class of shares;

•	the variation of any preferences, rights, limitations and other terms attaching to any class of shares;

•	the conversion of one class of shares into one or more other classes;

•	an increase in Gold Fields’ authorised share capital;

•	a consolidation of Gold Fields’ equity securities;

•	a sub-division of Gold Fields’ equity securities; and/or

•	the change of Gold Fields’ name.

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

Purchase of Shares

Gold Fields or any subsidiary of Gold Fields may, if authorised by special resolution by way of a general approval, acquire ordinary shares in the capital of Gold Fields in accordance with the Companies Act and the JSE Listings Requirements, provided among other things that:

•	the number of its own ordinary shares acquired by Gold Fields in any one financial year shall not exceed 20% of the ordinary shares in issue at the date on which this resolution is passed;

•	this authority shall lapse on the earlier of the date of the next annual general meeting or the date 15 months after the date on which the special resolution is passed;

•

the Board has resolved to authorise the acquisition and that Gold Fields and its subsidiaries, or the Group, will satisfy the solvency and liquidity test immediately after the acquisition and that since the test was done there have been no material changes to the financial position of the Group;

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

Recent Developments

Ghana Credit Facility

The Ghana Credit Facility was amended and restated with effect from 23 March 2018. See “—Material Contracts—Ghana Credit Facility”.

Asanko Gold Joint Venture

On 29 March 2018, Gold Fields announced that it has, through a wholly owned subsidiary, entered into a definitive agreement subject to certain customary conditions to form a 50:50 incorporated joint venture with Asanko Gold, Inc., or Asanko. Under the terms of the agreement, Gold Fields’ subsidiary will acquire a 50% stake in Asanko Gold Ghana Limited, or AGG, which holds a 90% interest in the Asanko Gold Mine, its associated properties and exploration rights in Ghana, or AGM. The AGM is a multi-deposit complex, with two main deposits, Nkran and Esaase, and nine known satellite deposits. The purchase consideration comprises an upfront payment of U.S.$165 million on closing of the transaction and a deferred payment of U.S.$20 million. In addition, Gold Fields’ subsidiary agreed to subscribe to a 9.9% share placement in Asanko by way of a private placement of 22,354,657 Asanko shares at a price of approximately U.S.$0.79, for a total consideration of U.S.$17.6 million. The subscription is not conditional on completion of the joint venture transaction.

Material Contracts

Additional Black Economic Empowerment Transactions

On 5 August 2010, Gold Fields announced a series of empowerment transactions to meet its 2014 Black Economic Empowerment equity ownership requirements. On 2 November 2010, the shareholders of Gold Fields approved these transactions at the General Meeting which included the establishment of an ESOP, the issue of approximately 600,000 Gold Fields shares to a BBBEE consortium, or BEECO, and BEECO’s subscription for a 10% holding in South Deep with a phase in participation over 20 years. On 19 November 2010, Gold Fields issued 13,525,394 shares to the ESOP, housed and administered by the Gold Fields Thusano Share Trust, thereby commencing the implementation of the ESOP transaction. The remaining empowerment transactions have been completed.

Ghana Credit Facility

Gold Fields Ghana and Abosso entered into a senior secured revolving credit facility agreement dated 22 December 2010, as amended and restated on 6 May 2014, pursuant to which The Standard Bank of South

Africa Limited, or Standard Bank, agreed to make available to Gold Fields Ghana and Abosso, or the Ghana Borrowers, a senior secured revolving credit facility in a maximum aggregate principal amount of U.S.$70 million, or the Ghana Credit Facility.

With effect from 12 June 2017, the Ghana Borrowers, Standard Bank, the Security Agent and others agreed to further amend and restate the terms of the Ghana Credit Facility by, among other things, increasing the facility amount to U.S.$100 million and charging additional assets by way of security in favour of the Security Agent.

With effect from 23 March 2018, the Ghana Borrowers, Standard Bank, the Security Agent and others again amended and restated the terms of the Ghana Credit Facility by, among other things, the Security Agent releasing the Ghana Borrowers from the security granted over certain fleet vehicles and other secured assets to secure the Ghana Borrowers’ obligations under the Ghana Credit Facility.

Under the Ghana Credit Facility each Ghana Borrower must apply all amounts borrowed by it under the facility towards general corporate purposes, working capital purposes and/or capital expenditure purposes. Borrowings under this facility are guaranteed by the Ghana Borrowers.

The Ghana Credit Facility bears interest at LIBOR plus a margin of 3.95% per annum. The Ghana Borrowers are required to pay a quarterly commitment fee of 1.60% per annum.

The final maturity date of the Ghana Facility is 12 June 2020.

The outstanding borrowings under the Ghana Credit Facility on 31 December 2017 and 31 December 2016 were U.S.$45 million and U.S.$45.0 million, respectively.

La Cima Credit Facility

On 19 September 2017, La Cima entered into a U.S.$150 million revolving senior secured credit facility agreement with, among others, Banco de Crédito del Perú and Scotiabank Perú S.A.A., or the La Cima Credit Facility, to refinance the revolving senior secured credit facility agreement dated 16 December 2014 between, among others, La Cima, Scotiabank Europe plc as mandated lead arranger and original lender and The Bank of Nova Scotia as agent.

Under the La Cima Credit Facility, the borrower shall apply all amounts borrowed by it under the Facility to finance the working capital requirements of the borrower; and/or for the general corporate purposes of the borrower. The final maturity date of this facility is 19 September 2020.

The facility bears interest at LIBOR plus a margin of 1.20% per annum. The Borrowers are required to pay a quarterly commitment fee of 0.50% per annum.

Borrowings under the La Cima Credit Facility are secured by first-ranking assignments of all rights, title and interest in all of the borrower’s concentrate sale agreements. In addition, the sale agreements shall include irrevocable payment instructions to the purchasers to, at all times, pay all proceeds under such sale agreements into secured collection accounts, or Collection Accounts. The Collection Accounts will be subject to a first ranking charge in favour of the lenders. This facility is non-recourse to the rest of the Gold Fields Group.

The outstanding balance under La Cima Credit Facility at 31 December 2017 was U.S.$83.5 million.

R1.0 billion Rand Revolving Credit Facilities

In 2013, GFO and GFIJVH entered into two revolving credit facilities with Standard Bank and RMB, respectively. The purpose of these facilities is to fund capital expenditure and general corporate and working capital requirements of the Gold Fields group.

The salient terms of these facilities could be summarised as follows:

•

a R500.0 million (U.S.$39.7 million) revolving credit facility entered into by the borrowers and Standard Bank on 20 December 2013, bearing interest at JIBAR plus a margin of 2.75% per annum, with a semi-annual commitment fee of 1.05% per annum on the undrawn and uncanceled amounts of the facility, or the Standard Bank RCF; and

•

a R500.0 million (U.S.$ 39.7 million) revolving credit facility entered into by the borrowers and RMB on 19 June 2013, bearing interest at JIBAR plus a margin of 2.50% per annum, with a semi-annual commitment fee of 1% per annum on the undrawn and uncanceled amounts of the facility, or the RMB RCF.

Borrowings under these facilities were guaranteed by Gold Fields, GFO, GFIJVH, Orogen, and Gold Fields Holdings Company (BVI) Limited, or GF Holdings.

The RMB RCF and the Standard Bank RCF matured on 19 June 2016 and 20 December 2016, respectively.

U.S.$1 billion Notes Issue

On 30 September 2010, Gold Fields Orogen Holding (BVI) Limited, or Orogen, announced the issue of U.S.$1,000,000,000 4.875% guaranteed notes due 7 October 2020, issued 7 October 2010. Gold Fields, GFO, GF Holdings and Sibanye Gold Limited, or the Guarantors, on a joint and several basis, unconditionally and irrevocably guaranteed the payment of all amounts due in respect of the U.S.$1 billion Notes. The U.S.$1 billion Notes and guarantees constitute direct, unsubordinated and unsecured obligations of Orogen and the Guarantors, respectively, and rank equally in right of payment among themselves and with all other existing and future unsubordinated and unsecured obligations of Orogen and the Guarantors, respectively. With effect from 24 April 2015, the noteholders released Sibanye Gold Limited as a Guarantor pursuant to a consent solicitation process.

Gold Fields used the net proceeds of the offering of the U.S.$1 billion Notes to repay certain existing indebtedness of the Group and for general corporate purposes.

On 19 February 2016, a wholly-owned subsidiary of Gold Fields, announced an offer to purchase U.S.$200.0 million of the U.S.$1 billion Notes at discounts of 17% to the original value. Gold Fields accepted for purchase an aggregate principal amount of the U.S.$1 billion Notes equal to U.S.$147.6 million at a purchase price of U.S.$880 per U.S.$1,000 in principal amount of the U.S.$1 billion Notes. Gold Fields intends to hold the U.S.$1 billion Notes acquired until their maturity date on 7 October 2020. The outstanding balance under this facility on 31 December 2017 was U.S.$847.9 million compared to U.S.$846.4 million on 31 December 2016.

U.S.$1,510 million Term Loan and Revolving Credit Facility

Orogen, GFO and GFIJVH entered into a term loan and revolving credit facility agreement dated 28 November 2012, as amended and restated on 30 January 2013 and as further amended and restated on 22 July 2013, or the Original U.S.$ Facility. Pursuant to the Original U.S.$ Facility a syndicated bank group, agreed to make available to the borrowers certain credit facilities in the aggregate amount of U.S.$1.44 billion.

On 18 June 2014, the Original U.S.$ Facility was again amended and restated, or the U.S.$1,510 million Term Loan and Revolving Credit Facility. Under this facility, the lenders have made a U.S.$120 million term loan (Facility A) and two revolving credit facilities of U.S.$720 million (Facility B) and U.S.$670 million (Facility C) each available to the borrowers.

The outstanding balance under the U.S.$1,510 million Term Loan and Revolving Credit Facility at 31 December 2015 was U.S.$724.0 million.

Borrowings under the U.S.$1,510 million Term Loan and Revolving Credit Facility were guaranteed by Gold Fields, GF Holdings, Orogen, GFO and GFIJVH.

On 13 June 2016, the outstanding balance of U.S.$630.0 million under the U.S.$1,510 million Term Loan and Revolving Credit Facility was refinanced by the U.S.$1,290,000,000 Credit Facilities Agreement, as detailed below. The U.S.$1,510 million Term Loan and Revolving Credit Facility was also cancelled on 13 June 2016.

R1,500 million Nedbank Revolving Credit Facility

On 1 March 2013, Nedbank Limited (acting through its Nedbank Corporate and Investment Banking Division), or Nedbank, GFIJVH and GFO entered into a R1,500 million Revolving Credit Facility, or the 2013 Nedbank Facility. The purpose of the 2013 Nedbank Facility was to fund capital expenditure and general corporate and working capital requirements of the Gold Fields group. The 2013 Nedbank Facility matured on 7 March 2018.

The 2013 Nedbank Facility bears interest at JIBAR plus a margin of 2.50% per annum. The borrowers are required to pay a commitment fee of 0.85% per annum every six months.

Borrowings under the 2013 Nedbank Facility are guaranteed by Gold Fields, GFO, GFIJVH, Orogen, GF Holdings, GF Ghana and Gruyere Holdings Pty Ltd, or Gruyere.

The outstanding borrowings under the 2013 Nedbank Facility at 31 December 2017 and 31 December 2016 were was R1,000 million (U.S.$79.5 million) and nil, respectively.

Nedbank, GFIJVH and GFO are currently negotiating a new R1,500 million revolving credit facility for purposes of funding capital expenditure and general corporate and working capital requirements of the Gold Fields group.

U.S.$1,290 million Credit Facilities Agreement

On 6 June 2016, The Bank of Tokyo-Mitsubishi UFJ, Ltd., GFIJVH, GFO, Orogen, Gold Fields Ghana Holdings (BVI) Limited, or GF Ghana, and certain wholly owned subsidiaries of Gold Fields entered into a U.S.$1,290 million Credit Facilities Agreement, or the U.S.$1,290 million Credit Facilities Agreement. The U.S.$1,290 million Credit Facilities Agreement comprises of a:

•	U.S.$380 million Term Loan (Facility A) maturing 6 June 2019;

•	U.S.$360 million RCF (Facility B) maturing 6 June 2020; and

•	U.S.$550 million RCF (Facility C) maturing 6 June 2021;

The facility bears interest at LIBOR plus a margin as follows:

•	the margin in relation to each Facility A Loan is 2.50 per cent. per annum;

•	the margin in relation to each Facility B Loan is 2.20 per cent. per annum; and

•	the margin in relation to each Facility C Loan is 2.45 per cent. per annum;

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

The outstanding borrowings under the U.S.$1,290 million Credit Facilities Agreement at 31 December 2017 and 31 December 2016 were U.S.$380.0 million and U.S.$658.5 million, respectively.

R500 million ABSA Bank Revolving Credit Facility

Effective 31 March 2017, ABSA Bank Limited, GFIJVH, GFO and certain wholly owned subsidiaries of Gold Fields entered into a R500 million Revolving Credit Facility. The purpose of the facility is to fund capital expenditure and general corporate and working capital requirements of the Gold Fields group. The tenor of the facility is six years. The final maturity date of this facility is 31 March 2020.

The facility bears interest at JIBAR plus a margin of 2.55% per annum based on the current long-term credit rating of Gold Fields.

The margin shall be adjusted to the following percentages dependent on the long-term credit rating assigned from to time to Gold Fields by either Moody’s or Standard & Poor’s:

Rating	Margin
(%)
BBB-/Baa3	2.05
BB+/Ba1	2.55
BB/Ba2	3.05

The borrowers are required to pay a commitment fee of 0.8925% per annum on the undrawn portion of the facility every six months.

Borrowings under the facility are guaranteed by Gold Fields, Orogen, GF Holdings, GF Ghana, Gruyere Holdings, GFO and GFIJVH.

This facility was undrawn as at 31 December 2017.

R500 million Standard Bank Revolving Credit Facility

Effective 31 March 2017, Standard Bank, GFIJVH, GFO and certain wholly owned subsidiaries of Gold Fields entered into a R500 million Revolving Credit Facility. The purpose of the facility is to fund capital expenditure and general corporate and working capital requirements of the Gold Fields group. The tenor of the facility is six years. The final maturity date of this facility is 31 March 2020.

The facility bears interest at JIBAR plus a margin of 2.75% per annum.

The borrowers are required to pay a commitment fee of 1.05% per annum on the undrawn portion of the facility every six months.

Borrowings under the facility are guaranteed by Gold Fields, Orogen, GF Holdings, GF Ghana, Gruyere Holdings, GFO and GFIJVH.

This facility was undrawn as at 31 December 2017.

Other Short-Term Credit Facilities

The Group utilised uncommitted loan facilities from some of the major banks to fund the capital expenditure and working capital requirements of the South African operations.

These facilities have no fixed terms, are short-term in nature and interest rates are market related. Borrowings under these facilities are guaranteed by Gold Fields.

The outstanding borrowings of Gold Fields under these facilities at 31 December 2017 were U.S.$114.1 million, compared to U.S.$61.0 million on 31 December 2016.

Management and Other Compensatory Plans and Arrangements

See “Annual Financial Report—Remuneration Report—Remuneration policy—Long-term incentive (LTI) plan”, “Annual Financial Report—Remuneration Report—Remuneration policy—Executive Minimum Shareholding Requirements (MSR) policy” and “Annual Financial Report—Notes to the consolidated financial statements—Note 5. Share-based payments”.

Gruyere Sale Agreement

On 7 November 2016, Gold Fields entered into a sale agreement with Gold Road Resources Limited for the acquisition of a 50% interest in the Gruyere Gold Project in Western Australia, or the Gruyere Sale Agreement. The acquisition of the Gruyere Gold Project asset by Gold Fields was completed on 13 December 2016, for total consideration comprising A$350 million in cash and a royalty. In terms of the cash consideration, A$250 million will be paid to Gold Road at completion and A$100 million is payable towards Gold Road’s share of the Gruyere development and construction costs under an agreed joint venture construction cash call schedule. The royalty under the Gruyere Sale Agreement is 1.5% net smelter return royalty on Gold Fields’ share of production after the total mine production at Gruyere exceeds 2Moz.

Gruyere Gold Project Joint Venture Agreement dated 6 December 2016, between Gruyere Mining Company Pty Ltd, Gold Road Resources Limited and others

Following completion of the acquisition under the Gruyere Sale Agreement, Gold Fields and Gold Road formed an unincorporated joint venture in respect of the development, construction and operation of the Gruyere Gold Project under a joint venture agreement dated 6 December 2016. The joint venture is initially on a 50:50 basis and provides that each party is responsible for its pro rata share of project expenditure. Gold Fields took over management of the project from Gold Road on 1 February 2017.

Gruyere Syndicated Facility

On 24 May 2017, Gruyere, a syndicated group of lenders and certain wholly owned subsidiaries of Gold Fields entered into a A$500 million revolving loan facility, or the Gruyere Syndicated Facility. The purpose of the facility is to fund the repayment of certain intercompany loans incurred in connection with the acquisition of Gold Fields’ 50% participating interest in the Gruyere Gold Project, meeting capital calls under the Gruyere Gold JV Agreement, funding capital expenditure in respect of the Gruyere Gold Project and the general corporate and working capital purposes of the Gold Fields group.

The final maturity date of this facility is 24 May 2020.

The facility bears interest at the Australian Bank Bill Swap Reference Rate plus a margin of 2.35% per annum. The Margin shall however be adjusted to the percentage rate set out opposite the relevant long term credit rating assigned to Gold Fields in the table below if a revised long term credit rating assigned to Gold Fields by either Moody’s or Standard & Poor’s is published or withdrawn.

Rating	Margin
(%)
Standard & Poor’s / Moody’s
BBB / Baa2	1.75
BBB- / Baa3	2.00
BB+ / Ba1	2.35
BB / Ba2	2.60
BB- / Ba3	3.00

The borrowers are required to pay a quarterly commitment fee of 40% of the applicable Margin per annum on the undrawn portion of the facility.

Borrowings under the facility are guaranteed by Gold Fields, Orogen, GF Holdings, GF Ghana, GFO and GFIJVH.

The outstanding borrowings under the Gruyere Syndicated Facility at 31 December 2017 was A$300.0 million.

Gruyere Bank Guarantee Facility

On 24 May 2017, Gruyere, Australia and New Zealand Banking Group Limited, Commonwealth Bank of Australia, Westpac Banking Corporation and certain wholly owned subsidiaries of Gold Fields entered into a bank guarantee facility, or the Gruyere Bank Guarantee Facility.

Under the Gruyere Bank Guarantee Facility, the borrower shall use a bank guarantee towards providing credit support in connection with the Development Agreement and Electricity Supply Agreement with regard to the Gruyere Gold Project.

The final maturity date of this facility is 24 May 2018.

Gruyere paid the issuing banks an establishment fee of A$225,000. In addition, Gruyere shall pay a quarterly bank guarantee fee at a rate of 0.60% per annum on the outstanding amount of each bank guarantee.

Gruyere’s obligations under the Gruyere Bank Guarantee Facility are guaranteed by Gold Fields, Orogen, GF Holdings, GF Ghana, GFO and GFIJVH.

Deposit Agreement

Gold Fields has an American Depositary Receipt facility. In connection with this facility, Gold Fields is party to a Deposit Agreement, dated as of 2 February 1998, as amended and restated as of 21 May 2002 among Gold Fields, The Bank of New York (now known as The Bank of New York Mellon, or BNYM), as Depositary, and all owners and holders from time to time of American Depositary Receipts issued thereunder.

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

Fees and Expenses

BNYM, as Depositary, will charge any party depositing or withdrawing ordinary shares or any party surrendering ADRs or to whom ADRs are issued:

For:	Gold Fields ADS holders must pay:
each issuance of a Gold Fields ADS, including as a result of a distribution of ordinary shares or rights or other property or upon exercise of a warrant to purchase an ADS	$5.00 or less per 100 Gold Fields ADSs or portion thereof

each distribution of securities distributed to holders of Gold Fields’ ordinary shares which are distributed by BNYM to Gold Fields’ ADR holders	any fees that would be payable if the securities had been ordinary shares and those ordinary shares had been deposited for the issuance of ADSs

each cancellation of a Gold Fields ADS, including if the Deposit Agreement terminates	$5.00 or less per 100 Gold Fields ADSs or portion thereof

each cash distribution pursuant to the Deposit Agreement	not more than $0.02 per ADS (or portion thereof)

annual depositary services	not more than $0.02 per ADS (or portion thereof) paid annually, provided that this fee will not be charged if the $0.02 fee for cash distributions described above was charged during the calendar year

transfer and registration of ordinary shares on the Gold Fields’ share register from your name to the name BNYM or its agent when you deposit or withdraw ordinary shares	registration or transfer fees
conversion of foreign currency to U.S. dollars	expenses of BNYM

cable, telex and facsimile transmission expenses, if expressly provided in the Deposit Agreement	expenses of BNYM

as necessary	certain taxes and governmental charges BNYM or the custodian has to pay on any Gold Fields ADS or ordinary share underlying a Gold Fields ADS
In fiscal 2017, BNYM paid U.S.$0.95 million to Gold Fields as reimbursement for costs incurred over the year in connection with the ADR program.

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

Reclassifications, Recapitalisations and Mergers

If Gold Fields:

•	changes the par value of any of the Gold Fields ordinary shares;

•	reclassifies, splits or consolidates any of the Gold Fields ordinary shares;

•	distributes securities on any of the Gold Fields ordinary shares that are not distributed to you; or

•	recapitalises, reorganises, merges, consolidates, sells its assets, or takes any similar action, then:

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

Limitations on Obligations and Liability to Gold Fields ADS Holders

The Deposit Agreement expressly limits the obligations of Gold Fields and BNYM. It also limits the liability of Gold Fields and BNYM. Gold Fields and BNYM:

•	are only obliged to take the actions specifically set forth in the Deposit Agreement without negligence or bad faith;

•	are not liable if either of them is prevented or delayed by law, any provision of the Gold Fields by-laws or circumstances beyond their control from performing their obligations under the agreement;

•	re not liable if either of them exercises, or fails to exercise, discretion permitted under the agreement;

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

•	the pre-release must be fully collateralised with cash or collateral that BNYM considers appropriate; and

•	BNYM must be able to close out the pre-release on not more than five business days’ notice.

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

Acquisitions of shares or assets of South African companies by non-South African purchasers solely for a cash consideration equal to the fair value of the shares, will generally be permitted by the SARB pursuant to South African exchange control regulations. An acquisition of shares or assets of a South African company by a non-South African purchaser may be refused by the SARB in other circumstances, such as:

•	where the consideration for the acquisition is shares in a non-South African company; or

•	where the acquisition is financed by a loan from a South African lender.

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

Under South African exchange control regulations, the ordinary shares and ADSs of Gold Fields are freely transferable outside South Africa between persons who are not residents of the CMA. Additionally, where ordinary shares are sold on the JSE on behalf of shareholders of Gold Fields who are not residents of the CMA, the proceeds of such sales will be freely exchangeable into foreign currency and remitted to them.

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

Tax on Dividends

It should be noted that a 20% dividend tax is levied on dividends declared by South African resident companies to non-resident shareholders or non-resident ADS holders, which was increased from 15% with effect from 22 February 2017.

Generally, under the Treaty, the dividend tax is reduced to:

•

5% of the gross amount of the dividends if the beneficial owner of the shares is a company holding directly at least 10% of the voting stock of the South African resident company paying the dividends; and

•	15% of the gross amount of the dividends in all other cases.

Income Tax and Capital Gains Tax

Non-resident holders of ordinary shares or ADSs will not be subject to income or capital gains tax in South Africa, with respect to the disposal of those ordinary shares or ADSs, on the basis that 80% or more of the market value of the Shares do not relate to immovable property held in South Africa, unless the non-resident carried on business through a permanent establishment in South Africa, and the profits are realised in the ordinary course of the business carried on by the permanent establishment in South Africa.

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

STT is levied on the taxable amount of a security. The taxable amount of a listed security is the greater of:

•	the consideration for the security declared by the transferee; or

•	the closing price of that security.

The taxable amount of an unlisted security is the greater of:

•	the consideration given for the acquisition of the security; or

•	the market value of the unlisted security.

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

U.S. Federal Income Tax Considerations

The following discussion summarises the material U.S. federal income tax consequences of the ownership and disposition of ordinary shares and ADSs by a U.S. Holder. As used herein, the term “U.S. Holder” means a beneficial owner of ordinary shares or ADSs that is for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation created or organised under the laws of the United States, any state within the United States or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax without regard to its source; or

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

•	investors that own (directly, indirectly or by attribution) 5% or more of Gold Fields’ stock by vote or value;

•	financial institutions;

•	insurance companies;

•	individual retirement accounts and other tax-deferred accounts;

•	tax-exempt organisations;

•	dealers in securities or currencies;

•	investors that hold ordinary shares or ADSs as part of straddles, hedging transactions or conversion transactions for U.S. federal income tax purposes;

•	investors whose functional currency is not the U.S. dollar;

•	persons that have ceased to be U.S. citizens or lawful permanent residents of the United States;

•	investors holding the ordinary shares or ADSs in connection with a trade or business conducted outside the United States; and

•	U.S. citizens or lawful permanent residents living abroad.

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

Gold Fields does not believe that it was a PFIC within the meaning of Section 1297 of the Code for its 2017 taxable year and does not expect to be a PFIC for its current taxable year or in the foreseeable future. However, Gold Fields’ possible status as a PFIC must be determined annually and therefore may be subject to change. If Gold Fields were to be treated as a PFIC, U.S. Holders of ordinary shares or ADSs would be required (i) to pay a special U.S. addition to tax on certain distributions and gains on sale and (ii) to pay tax on any gain from the sale of ordinary shares or ADSs at ordinary income (rather than capital gains) rates in addition to paying the special addition to tax on this gain. Additionally, dividends paid by Gold Fields would not be eligible for the special reduced rate of tax for non-corporate U.S. Holders described below under “—Taxation of Dividends”. The remainder of this discussion assumes that Gold Fields is not a PFIC for U.S. federal income tax purposes. You should consult your own tax advisers regarding the potential application of the PFIC regime.

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

Deposits and withdrawals of ordinary shares by U.S. Holders in exchange for ADSs will not result in the realisation of gain or loss for U.S. federal income tax purposes. Your tax basis in withdrawn ordinary shares will be the same as your tax basis in the ADSs surrendered, and your holding period for the ordinary shares will include the holding period of the ADSs.

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

Dividends paid by Gold Fields generally will be taxable to non-corporate U.S. Holders at the reduced rate normally applicable to long-term capital gains, provided that either (i) Gold Fields qualifies for the benefits of the income tax treaty between the United States and South Africa, or (ii) the ADSs are considered to be “readily tradable” on the NYSE, in each case, and certain other requirements are met.

For U.S. federal income tax purposes, the amount of any dividend paid in Rand will be included in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date the dividends are received by you (in the case of ordinary shares) or the Depositary (in the case of ADSs) regardless of whether they are converted into U.S. dollars at that time. If you or the Depositary, as the case may be, convert dividends received in Rand into U.S. dollars on the day they are received, you generally will not be required to recognise foreign currency gain or loss in respect of this dividend income.

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

The rules governing foreign tax credits are complex. You should consult your tax adviser concerning the foreign tax credit implications of the payment of South African withholding taxes.

Taxation of a Sale or Other Disposition

Upon a sale or other disposition of ordinary shares or ADSs, other than an exchange of ADSs for ordinary shares and vice versa, you will generally recognise capital gain or loss for U.S. federal income tax purposes equal to the difference between the amount realised and your adjusted tax basis in the ordinary shares or ADSs, in each case as determined in U.S. dollars. This capital gain or loss will be long-term capital gain or loss if your holding period in the ordinary shares or ADSs exceeds one year. However, regardless of your actual holding period, any loss may be treated as long-term capital loss to the extent you receive a dividend that qualifies for the reduced rate described above under “—Taxation of Dividends” and also exceeds 10% of your basis in the ordinary shares. Any gain or loss will generally be U.S. source. You should consult your tax adviser about how to account for proceeds received on the sale or other disposition of ordinary shares that are not paid in U.S. dollars.

To the extent you incur Securities Transfer Tax in connection with a transfer or withdrawal of ordinary shares as described under “—Certain South African Tax Considerations—Securities Transfer Tax” above, such securities transfer tax will not be a creditable tax for U.S. foreign tax credit purposes.

Backup Withholding and Information Reporting

Payments of dividends and other proceeds with respect to ordinary shares or ADSs by U.S. persons will be reported to you and to the IRS as may be required under applicable regulations. Backup withholding may apply to these payments if you fail to provide an accurate taxpayer identification number or certification of exempt status or fail to report all interest and dividends required to be shown on your U.S. federal income tax returns. Some holders are not subject to backup withholding. You should consult your tax adviser about these rules and any other reporting obligations that may apply to the ownership and disposition of the ordinary shares, including requirements relating to the holding of certain “specified foreign financial assets”.

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

CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

Gold Fields has carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer of Gold Fields, of the effectiveness of the design and operation of Gold Fields’ disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report. Based upon that evaluation, Gold Fields’ Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2017, Gold Fields’ disclosure controls and procedures were effective.

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

Gold Fields’ management assessed the effectiveness of its internal control over financial reporting as of December 31, 2017. In making this assessment, Gold Fields’ management used the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based upon its assessment, Gold Fields’ management concluded that, as of December 31, 2017, its internal control over financial reporting is effective based upon those criteria.

KPMG Inc., or KPMG, an independent registered public accounting firm that audited the consolidated financial statements included in this annual report on Form 20-F, has issued an attestation report on management’s assessment of Gold Fields’ internal control over financial reporting as of December 31, 2017.

(c)	Attestation Report of the Registered Public Accounting Firm:

See “Annual Financial Report—Report of Independent Registered Public Accounting Firm”.

(d)	Changes in Internal Control Over Financial Reporting

Except for the remediation of the material weakness discussed below, there has been no change in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during fiscal 2017 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

During our most recent fiscal year, management identified a material weakness in internal control over financial reporting related to the inappropriate continued application of the accounting methodology to amortise the mineral rights asset at the Australian operations (“mineral rights”). The controls which gave rise to the material weakness were not operating effectively as of December 31, 2016 and during the 2017 fiscal year but were remediated as of December 31, 2017.

Management did not have an effective control over the review of the appropriateness of the significant accounting policy related to the amortisation of the mineral rights in terms of International Financial Reporting Standards (“IFRS”). To apply the accounting policy required a reliable estimate to be made of endowment ounces included in the useful life used to amortise the mineral rights.

Management did not establish an effective process to monitor the inputs required to establish a reliable estimate of the endowment ounces used to measure the amortisation of mineral rights. Management did not design and implement effective controls at an appropriate level of precision to assess the accuracy of the estimated quantities of endowment ounces in order to identify a potentially material misstatement of amortisation of the mineral rights. Management did not establish processes and controls that were responsive to assessing the reliable estimation of the endowment ounces in order to meet the guidance over the reliability requirements of IFRS.

The root cause for this material weakness was that management did not critically evaluate and review the criteria necessary to apply the significant accounting policy each year. Management did not review the application of the recurring accounting policy relating to the amortisation of mineral rights to ensure that the controls in place to reliably estimate the endowment ounces were appropriate. The material weakness around the selection of accounting methodology in respect of the mineral rights related to the risk assessment component of Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework, specifically Principle 6.

These control deficiencies resulted in immaterial misstatements to the carrying amount of the mineral rights and the amortisation and depreciation charge in respect of previous years consolidated financial statements that was corrected retrospectively as described in note 40 to the consolidated financial statements as at December 31, 2017. These control deficiencies created a reasonable possibility that a material misstatement to the consolidated financial statements would not be prevented or detected on a timely basis, and therefore management concluded that the deficiencies represented a material weakness in the Company’s internal control over financial reporting in the current and 2016 fiscal years.

As of December 31, 2017, management revised its accounting policy and selected an accounting methodology to reduce the estimation uncertainty in the amortisation of the mineral rights at the Australian operations. The key inputs in the amortisation calculations are the cost of the mineral rights, ounces mined and reserves and resources.

As these inputs are used in other estimates and judgements, the reliability of estimating the inputs are subject to existing processes and controls which were operating effectively during 2017 and as of December 31, 2017. Specifically, the design, implementation and effectiveness of the controls over reserves and resources and ounces mined did not change during 2017 or as a result of remediating the control deficiency. As the endowment ounces are no longer used in the amortisation methodology, the control to test the reasonable estimation thereof was eliminated.

Management has enhanced the diligence with which they perform the controls over the annual review of the appropriateness and relevance of all significant accounting policies. The controls relating to the selection and continued application of significant accounting policies were tested as of December 31, 2017 and management has concluded, through this testing, that these controls are operating effectively. Based on these efforts, the identified material weakness relating to internal controls over the inappropriate continued application of accounting policies has been remediated as of December 31, 2017.

AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Gold Fields’ Audit Committee does not have an “audit committee financial expert”, as defined in the rules promulgated by the Securities and Exchange Commission. Although a person with such qualifications does not serve on the Audit Committee, the Board of Directors believes that the members of the Audit Committee collectively possess the knowledge and experience to oversee and assess the performance of Gold Fields’ management and auditors, the quality of Gold Fields’ disclosure controls, the preparation and evaluation of Gold Fields’ financial statements and Gold Fields’ financial reporting. Gold Fields’ Board of Directors also believes that the members of the Audit Committee collectively possess the understanding of audit committee functions necessary to diligently execute their responsibilities. For biographical information on each member of the Audit Committee, see “Annual Financial Report—Corporate Governance Report—Directors” and “Integrated Annual Report—Licence and Reputation—Summarised Corporate Governance—Board and Board sub-committees”.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG served as Gold Fields’ principal accountant. Set forth below are the fees for audit and other services rendered by KPMG for fiscal 2017, 2016 and 2015.

	Year ended 31 December
	2017		2016	2015
	(U.S.$ million)
Audit fees	2.7		2.4	2.7
Audit-related fees	0.1		0.3	0.2
Tax fees	—	(1)	0.1	—	(1)
All other fees	—		—	0.1

Total	2.8		2.8	3.0

Note:

(1)	Nominal amount due to rounding to U.S.$ million.

Audit fees include fees for audit services rendered for Gold Fields’ annual consolidated financial statements filed with regulatory organisations.

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

•

The NYSE Listing Standards require that the non-management directors of U.S. listed companies meet at regularly scheduled non-executive sessions without management. The JSE Listing Requirements do not require such meetings of listed company non-executive directors. Gold Fields’ non-management directors do however meet regularly without management.

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

•

The NYSE Listing Standards require U.S. listed companies to have a compensation committee composed entirely of independent directors. The JSE Listing Requirements merely require the appointment of such a committee. Gold Fields has appointed a Remuneration Committee, currently comprising five board members, all of whom are independent under both the JSE Listing Requirements and the NYSE Listing Standards.

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

EXHIBITS

The following instruments and documents are included as Exhibits to this annual report.

No.	Exhibit

1.1	Memorandum of Association of Gold Fields (incorporated by reference to Exhibit 1.1 to the registration statement on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on 6 May 2002)(P)

1.2	Articles of Association of Gold Fields (incorporated by reference to Exhibit 1.2 to the registration statement on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on 6 May 2002)(P)

1.3	Amended Articles of Association of Gold Fields (incorporated by reference to Exhibit 1.3 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on 7 December 2007)

1.4	Amended Memorandum of Incorporation of Gold Fields

2.1	Memorandum of Incorporation of Gold Fields (included in Exhibits 1.1 and 1.2)(P)

2.2	Deposit Agreement among Gold Fields, Gold Fields Limited (f/k/a/Driefontein Consolidated Limited), The Bank of New York, as depositary, and the owners and beneficial owners from time to time of American Depositary Receipts, dated as of 2 February 1998, as amended and restated as of 21 May 2002 (incorporated by reference to Exhibit 2.3 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on 24 October 2002)(P)

2.3	Form of American Depositary Receipt (included in Exhibit 2.2)(P)

2.4	Amended Memorandum of Incorporation of Gold Fields (included in Exhibit 1.3)

2.5	Trust Deed among Orogen, as issuer; Gold Fields Limited, GFIMSA, GFO, and GFH, as guarantors; and Citicorp Trustee Company Limited, as trustee, dated 7 October 2010 in relation to the U.S.$1 billion Note Issue (incorporated by reference to Exhibit 2.8 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on 2 December 2010)

2.6	Supplemental Trust Deed among Orogen, as issuer; Gold Fields, GFO, and GFH, as guarantors; Sibanye Gold Limited and Citicorp Trustee Company Limited, as trustee, dated 24 April 2015 in relation to the U.S.$1 billion Note Issue (incorporated by reference to Exhibit 2.6 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on 13 April 2016)

2.7	Amended Memorandum of Incorporation of Gold Fields, adopted by Special Resolution on 14 May 2012 (incorporated by reference to Exhibit 2.6 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on 14 May 2013)

4.1	The Gold Fields Limited 2005 Non-Executive Share Plan, adopted 17 November 2005 (incorporated by reference to Exhibit 4.24 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on 22 December 2005)

4.2	The Gold Fields Limited 2005 Share Plan, adopted 17 November 2005 (incorporated by reference to Exhibit 4.25 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on 22 December 2005)

No.	Exhibit

4.3	The Gold Fields Limited 2012 Share Plan, dated 14 May 2012 (incorporated by reference to Exhibit 4.6 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on 14 May 2013)

4.4	Agreement between Nicholas J. Holland and Gold Fields Group Services (Pty) Ltd, dated 6 March 2009 and effective 1 March 2009 (incorporated by reference to Exhibit 4.29 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on 3 December 2009)

4.5	Agreement between Nicholas J. Holland and Gold Fields Ghana Holdings (BVI) Limited, dated 9 March 2009 and effective 1 March 2009 (incorporated by reference to Exhibit 4.30 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on 3 December 2009)

4.6	Agreement between Nicholas J. Holland and Gold Fields Orogen Holding Company (BVI), dated 6 March 2009 and effective 1 March 2009 (incorporated by reference to Exhibit 4.31 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on 3 December 2009)

4.7	Agreement between Nicholas J. Holland and Gold Fields Group Services (Pty) Ltd, dated 9 April 2010 and effective 1 April 2010 (incorporated by reference to Exhibit 4.29 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on 2 December 2010)

4.8	Agreement between Nicholas J. Holland and Gold Fields Ghana Holdings (BVI) Limited, dated 9 April 2010 and effective 1 April 2010 (incorporated by reference to Exhibit 4.30 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on 2 December 2010)

4.9	Agreement between Nicholas J. Holland and Gold Fields Orogen Holding Company (BVI), dated 9 April 2010 and effective 1 April 2010 (incorporated by reference to Exhibit 4.31 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on 2 December 2010)

4.10	U.S.$200 million Revolving Senior Secured Credit Facility Agreement between The Bank of Nova Scotia, Scotiabank Peru S.A.A., Scotiabank Europe Plc and La Cima, dated 16 December 2014 (incorporated by reference to Exhibit 4.10 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on 14 April 2015)

4.11	Revolving Credit Facility Agreement among Nedbank Limited, GFI Joint Venture Holdings (Proprietary) Limited, GFO and the Original Guarantors (listed in Schedule 1), dated 1 March 2013 (incorporated by reference to Exhibit 4.28 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on 14 May 2013)

4.12	Agreement between Paul A. Schmidt and Gold Fields Group Services (Pty) Ltd, dated 24 November 2009 and effective 6 November 2009 (incorporated by reference to Exhibit 4.33 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on 3 December 2009)

4.13	Agreement between Paul A. Schmidt and Gold Fields Ghana Holdings (BVI) Limited, dated 24 November 2009 and effective 6 November 2009 (incorporated by reference to Exhibit 4.34 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on 3 December 2009)

No.	Exhibit

4.14	Agreement between Paul A. Schmidt and Gold Fields Orogen Holding Company (BVI), dated 24 November 2009 and effective 6 November 2009 (incorporated by reference to Exhibit 4.35 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on 3 December 2009)

4.15	First Addendum to the Employment Contract made and entered into between Gold Fields Group Services (Pty) Ltd and Paul A. Schmidt, dated 1 April 2010 (incorporated by reference to Exhibit 4.40 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on 2 December 2010)

4.16	First Addendum to the Employment Contract made and entered into between Gold Fields Ghana Holdings (BVI) Limited and Paul A. Schmidt, dated 1 April 2010 (incorporated by reference to Exhibit 4.41 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on 2 December 2010)

4.17	First Addendum to the Employment Contract made and entered into between Gold Fields Orogen Holding Company (BVI) and Paul A. Schmidt, dated 1 April 2010 (incorporated by reference to Exhibit 4.42 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on 2 December 2010)

4.18	U.S.$1,290,000,000 Credit Facilities Agreement between The Bank of Tokyo-Mitsubishi UFJ, Ltd., GFI Joint Venture Holdings Proprietary Limited, Gold Fields Operations Limited, Gold Fields Orogen Holding (BVI) Limited, Gold Fields Ghana Holdings (BVI) Limited and the Original Guarantors (listed in Schedule 1), dated 6 June 2016 (incorporated by reference to Exhibit 4.18 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities Exchange Commission on 5 April 2017)

4.19	The Sale Agreement—Gruyere Project between Gold Road Resources Limited, Gruyere Mining Company Pty Ltd and Gold Fields Australia Pty Ltd dated 6 November 2016 (incorporated by reference to Exhibit 4.19 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities Exchange Commission on 5 April 2017)

4.20	Gruyere Project Joint Venture Agreement between Gruyere Mining Company Pty Ltd, Gold Road Resources Limited and others dated 6 December 2016 (incorporated by reference to Exhibit 4.20 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities Exchange Commission on 5 April 2017)

4.21	Rand 500,000,000 Revolving Credit Facility Agreement between ABSA Bank Limited, GFI Joint Venture Holdings Proprietary Limited, Gold Fields Operations Limited and the Original Guarantors (listed in Schedule 1), dated 27 March 2017 (incorporated by reference to Exhibit 4.21 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities Exchange Commission on 5 April 2017)

4.22	Rand 500,000,000 Revolving Credit Facility Agreement between The Standard Bank of South Africa Limited, GFI Joint Venture Holdings Proprietary Limited, Gold Fields Operations Limited and the Original Guarantors (listed in Schedule 1), dated 27 March 2017 (incorporated by reference to Exhibit 4.22 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities Exchange Commission on 5 April 2017)

4.23	Gruyere Syndicated Facility between Gold Fields Limited, Gruyere Holdings Pty Ltd, certain wholly owned subsidiaries of Gold Fields, the Financial Institutions listed in Part II of Schedule 1, the Financial Institutions listed in Part III of Schedule 1 and the Commonwealth Bank of Australia, dated 24 May 2017

No.	Exhibit

4.24	Gruyere Bank Guarantee Facility between Gold Fields Limited, Gruyere Holdings Pty Ltd, certain wholly owned subsidiaries of Gold Fields and Australia and New Zealand Banking Group Limited, Commonwealth Bank of Australia, Westpac Banking Corporation, dated 24 May 2017

8.1	Amended list of subsidiaries of the registrant

12.1	Certification of Chief Executive Officer

12.2	Certification of Chief Financial Officer

13.1	Certification of Chief Executive Officer

13.2	Certification of Chief Financial Officer

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

GOLD FIELDS LIMITED

/s/ Nicholas J. Holland
Name: Nicholas J. Holland
Title: Chief Executive Officer
Date: 4 April 2018