Form 20-F/A
period 2017-12-31
GOLD FIELDS LTD
filed 2018-04-23
CIK 1172724

As filed with the Securities and Exchange Commission on 23 April 2018

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☒  Yes    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

Gold Fields Limited is filing this Amendment No. 1 (“Form 20-F/A”) to its annual report on Form 20-F (“Form 20-F”) for the fiscal year ended December 31, 2017, to submit the Interactive Data File (as defined in Rule 11 of Regulation S-T) with respect to the audited consolidated financial statements of Gold Fields Limited (as defined in Form 20-F) for that fiscal year as an exhibit to Form 20-F pursuant to paragraph 101 under “Instructions as to Exhibits” of Form 20-F in accordance with Rule 405 of Regulation S-T.

Other than as expressly set forth below, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any Item of the Form 20-F.

GOLD FIELDS LIMITED – EXHIBIT LIST

No.	Exhibit

1.1	Memorandum of Association of Gold Fields (incorporated by reference to Exhibit 1.1 to the registration statement on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on 6 May 2002)(P)

1.2	Articles of Association of Gold Fields (incorporated by reference to Exhibit 1.2 to the registration statement on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on 6 May 2002)(P)

1.3	Amended Articles of Association of Gold Fields (incorporated by reference to Exhibit 1.3 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on 7 December 2007)

1.4	Amended Memorandum of Incorporation of Gold Fields (previously filed by Gold Fields with the Securities and Exchange Commission as Exhibit 1.4 to the annual report on Form 20-F (File No. 1-31318) on 4 April 2018)

2.1	Memorandum of Incorporation of Gold Fields (included in Exhibits 1.1 and 1.2)(P)

2.2	Deposit Agreement among Gold Fields, Gold Fields Limited (f/k/a/Driefontein Consolidated Limited), The Bank of New York, as depositary, and the owners and beneficial owners from time to time of American Depositary Receipts, dated as of 2 February 1998, as amended and restated as of 21 May 2002 (incorporated by reference to Exhibit 2.3 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on 24 October 2002)(P)

2.3	Form of American Depositary Receipt (included in Exhibit 2.2)(P)

2.4	Amended Memorandum of Incorporation of Gold Fields (included in Exhibit 1.3)

2.5	Trust Deed among Orogen, as issuer; Gold Fields Limited, GFIMSA, GFO, and GFH, as guarantors; and Citicorp Trustee Company Limited, as trustee, dated 7 October 2010 in relation to the U.S.$1 billion Note Issue (incorporated by reference to Exhibit 2.8 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on 2 December 2010)

2.6	Supplemental Trust Deed among Orogen, as issuer; Gold Fields, GFO, and GFH, as guarantors; Sibanye Gold Limited and Citicorp Trustee Company Limited, as trustee, dated 24 April 2015 in relation to the U.S.$1 billion Note Issue (incorporated by reference to Exhibit 2.6 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on 13 April 2016)

2.7	Amended Memorandum of Incorporation of Gold Fields, adopted by Special Resolution on 14 May 2012 (incorporated by reference to Exhibit 2.6 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on 14 May 2013)

4.1	The Gold Fields Limited 2005 Non-Executive Share Plan, adopted 17 November 2005 (incorporated by reference to Exhibit 4.24 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on 22 December 2005)

4.2	The Gold Fields Limited 2005 Share Plan, adopted 17 November 2005 (incorporated by reference to Exhibit 4.25 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on 22 December 2005)

4.3	The Gold Fields Limited 2012 Share Plan, dated 14 May 2012 (incorporated by reference to Exhibit 4.6 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on 14 May 2013)

No.	Exhibit

4.4	Agreement between Nicholas J. Holland and Gold Fields Group Services (Pty) Ltd, dated 6 March 2009 and effective 1 March 2009 (incorporated by reference to Exhibit 4.29 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on 3 December 2009)

4.5	Agreement between Nicholas J. Holland and Gold Fields Ghana Holdings (BVI) Limited, dated 9 March 2009 and effective 1 March 2009 (incorporated by reference to Exhibit 4.30 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on 3 December 2009)

4.6	Agreement between Nicholas J. Holland and Gold Fields Orogen Holding Company (BVI), dated 6 March 2009 and effective 1 March 2009 (incorporated by reference to Exhibit 4.31 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on 3 December 2009)

4.7	Agreement between Nicholas J. Holland and Gold Fields Group Services (Pty) Ltd, dated 9 April 2010 and effective 1 April 2010 (incorporated by reference to Exhibit 4.29 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on 2 December 2010)

4.8	Agreement between Nicholas J. Holland and Gold Fields Ghana Holdings (BVI) Limited, dated 9 April 2010 and effective 1 April 2010 (incorporated by reference to Exhibit 4.30 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on 2 December 2010)

4.9	Agreement between Nicholas J. Holland and Gold Fields Orogen Holding Company (BVI), dated 9 April 2010 and effective 1 April 2010 (incorporated by reference to Exhibit 4.31 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on 2 December 2010)

4.10	U.S.$200 million Revolving Senior Secured Credit Facility Agreement between The Bank of Nova Scotia, Scotiabank Peru S.A.A., Scotiabank Europe Plc and La Cima, dated 16 December 2014 (incorporated by reference to Exhibit 4.10 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on 14 April 2015)

4.11	Revolving Credit Facility Agreement among Nedbank Limited, GFI Joint Venture Holdings (Proprietary) Limited, GFO and the Original Guarantors (listed in Schedule 1), dated 1 March 2013 (incorporated by reference to Exhibit 4.28 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on 14 May 2013)

4.12	Agreement between Paul A. Schmidt and Gold Fields Group Services (Pty) Ltd, dated 24 November 2009 and effective 6 November 2009 (incorporated by reference to Exhibit 4.33 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on 3 December 2009)

4.13	Agreement between Paul A. Schmidt and Gold Fields Ghana Holdings (BVI) Limited, dated 24 November 2009 and effective 6 November 2009 (incorporated by reference to Exhibit 4.34 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on 3 December 2009)

4.14	Agreement between Paul A. Schmidt and Gold Fields Orogen Holding Company (BVI), dated 24 November 2009 and effective 6 November 2009 (incorporated by reference to Exhibit 4.35 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on 3 December 2009)

No.	Exhibit

4.15	First Addendum to the Employment Contract made and entered into between Gold Fields Group Services (Pty) Ltd and Paul A. Schmidt, dated 1 April 2010 (incorporated by reference to Exhibit 4.40 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on 2 December 2010)

4.16	First Addendum to the Employment Contract made and entered into between Gold Fields Ghana Holdings (BVI) Limited and Paul A. Schmidt, dated 1 April 2010 (incorporated by reference to Exhibit 4.41 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on 2 December 2010)

4.17	First Addendum to the Employment Contract made and entered into between Gold Fields Orogen Holding Company (BVI) and Paul A. Schmidt, dated 1 April 2010 (incorporated by reference to Exhibit 4.42 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on 2 December 2010)

4.18	U.S.$1,290,000,000 Credit Facilities Agreement between The Bank of Tokyo-Mitsubishi UFJ, Ltd., GFI Joint Venture Holdings Proprietary Limited, Gold Fields Operations Limited, Gold Fields Orogen Holding (BVI) Limited, Gold Fields Ghana Holdings (BVI) Limited and the Original Guarantors (listed in Schedule 1), dated 6 June 2016 (incorporated by reference to Exhibit 4.18 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities Exchange Commission on 5 April 2017)

4.19	The Sale Agreement—Gruyere Project between Gold Road Resources Limited, Gruyere Mining Company Pty Ltd and Gold Fields Australia Pty Ltd dated 6 November 2016 (incorporated by reference to Exhibit 4.19 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities Exchange Commission on 5 April 2017)

4.20	Gruyere Project Joint Venture Agreement between Gruyere Mining Company Pty Ltd, Gold Road Resources Limited and others dated 6 December 2016 (incorporated by reference to Exhibit 4.20 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities Exchange Commission on 5 April 2017)

4.21	Rand 500,000,000 Revolving Credit Facility Agreement between ABSA Bank Limited, GFI Joint Venture Holdings Proprietary Limited, Gold Fields Operations Limited and the Original Guarantors (listed in Schedule 1), dated 27 March 2017 (incorporated by reference to Exhibit 4.21 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities Exchange Commission on 5 April 2017)

4.22	Rand 500,000,000 Revolving Credit Facility Agreement between The Standard Bank of South Africa Limited, GFI Joint Venture Holdings Proprietary Limited, Gold Fields Operations Limited and the Original Guarantors (listed in Schedule 1), dated 27 March 2017 (incorporated by reference to Exhibit 4.22 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities Exchange Commission on 5 April 2017)

4.23	Gruyere Syndicated Facility between Gold Fields Limited, Gruyere Holdings Pty Ltd, certain wholly owned subsidiaries of Gold Fields, the Financial Institutions listed in Part II of Schedule 1, the Financial Institutions listed in Part III of Schedule 1 and the Commonwealth Bank of Australia, dated 24 May 2017 (previously filed by Gold Fields with the Securities and Exchange Commission as Exhibit 4.23 to the annual report on Form 20-F (File No. 1-31318) on 4 April 2018)

4.24	Gruyere Bank Guarantee Facility between Gold Fields Limited, Gruyere Holdings Pty Ltd, certain wholly owned subsidiaries of Gold Fields and Australia and New Zealand Banking Group Limited, Commonwealth Bank of Australia, Westpac Banking Corporation, dated 24 May 2017 (previously filed by Gold Fields with the Securities and Exchange Commission as Exhibit 4.24 to the annual report on Form 20-F (File No. 1-31318) on 4 April 2018)

8.1	Amended list of subsidiaries of the registrant (previously filed by Gold Fields with the Securities and Exchange Commission as Exhibit 8.1 to the annual report on Form 20-F (File No. 1-31318) on 4 April 2018)

No.	Exhibit

12.1	Certification of Chief Executive Officer (previously filed by Gold Fields with the Securities and Exchange Commission as Exhibit 12.1 to the annual report on Form 20-F (File No. 1-31318) on 4 April 2018)

12.2	Certification of Chief Financial Officer (previously filed by Gold Fields with the Securities and Exchange Commission as Exhibit 12.2 to the annual report on Form 20-F (File No. 1-31318) on 4 April 2018)

13.1	Certification of Chief Executive Officer (previously filed by Gold Fields with the Securities and Exchange Commission as Exhibit 13.1 to the annual report on Form 20-F (File No. 1-31318) on 4 April 2018)

13.2	Certification of Chief Financial Officer (previously filed by Gold Fields with the Securities and Exchange Commission as Exhibit 13.2 to the annual report on Form 20-F (File No. 1-31318) on 4 April 2018)

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Linkbase Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Form 20-F/A on its behalf.

GOLD FIELDS LIMITED

/s/ Nicholas J. Holland
Name: Nicholas J. Holland
Title: Chief Executive Officer
Date: 23 April 2018