Form 20-F
period 2020-12-31
GOLD FIELDS LTD
filed 2021-03-31
CIK 1172724

As filed with the Securities and Exchange Commission on 31 March 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 December 2020

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

and

Michael Z. Bienenfeld

Igor Rogovoy

Linklaters LLP

Tel: 011-44-20-7456-2000

Fax: 011-44-20-7456-2222

One Silk Street

London EC2Y 8HQ

United Kingdom

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
American Depositary Shares, each representing one ordinary share Ordinary shares of no par value each	GFI	New York Stock Exchange New York Stock Exchange*

*	Not for trading, but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report

883,333,518 ordinary shares of no par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:     Yes   ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     ☐  Yes    No  ☒

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months

(or for such shorter period that the registrant was required to submit such files).    ☒  Yes    ☐  No

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

Gold Fields’ Operations

FORM 20-F CROSS REFERENCE GUIDE

Item	Form 20-F Caption	Location in this document	Page

1	Identity of directors, senior management and advisers	NA	—

2	Offer statistics and expected timetable	NA	—

3	Key information

	(a) Selected financial data	Further Information—Key Information—Selected Historical Consolidated Financial Data	1-4

	(b) Capitalisation and indebtedness	NA	—

	(c) Reasons for the offer and use of proceeds	NA	—

	(d) Risk factors	Further Information—Risk Factors	5-42

4	Information on the Company

	(a) History and development of the Company	Presentation of Financial Information	ix-x

		Further Information—Additional Information on the Company—Organisational Structure	43-44

		Annual Financial Report—Accounting Policies	AFR 135-157

		Integrated Annual Report—Vision of the Chairperson	IAR 10-11

		Further Information—Additional Information on the Company—Memorandum of Incorporation—General	123

		Integrated Annual Report—Administration and Corporate Information	IAR 112

		Annual Financial Report—Directors’ Report—Significant Announcements in 2020	AFR 22-23

		Annual Financial Report—Management’s Discussion and Analysis of Financial Statements—Capital Expenditures	AFR 78-79

		Further Information—Description of Mining Business—Capital Expenditure	81-82

		Integrated Annual Report—Chief Executive Officer’s Report	IAR 12-18

		Further Information—Additional Information—Documents on Display	137-138

	(b) Business overview	Gold Fields’ Operations	Back of cover

		Further Information—Additional Information on the Company—Gold Fields’ Mining Operations	44-54

		Further Information—Reserves of Gold Fields as at 31 December 2020	73-79

i

Item	Form 20-F Caption	Location in this document	Page

		Integrated Annual Report—How We Operate	IAR 31-49

		Integrated Annual Report—Chief Executive Officer’s Report	IAR 12-18

		Integrated Annual Report—Creating a Global, Sustainable Portfolio	IAR 62-67

		Integrated Annual Report—Overview of Strategic Pillars	IAR 19-25

		Integrated Annual Report—Environmental Stewardship	IAR 96-104

		Annual Financial Report—Corporate Governance Report—Application of King IV within Gold Fields	AFR 16-17

		Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements—Health and Safety Impact	AFR 62

		Annual Financial Report—Accounting Policies—Provision for Environmental Rehabilitation Costs	AFR 155

		Further Information—Additional Information on the Company—Property	54-66

		Further Information—Description of Mining Business	80-84

		Further Information—The Gold Mining Industry	84-85

		Further Information—Environmental and Regulatory Matters	86-108

	(c) Organisational structure	Further Information—Additional Information on the Company—Organisational Structure	43-44

	(d) Property, plant and equipment	Further Information—Additional Information on the Company—Property	54-66

		Further Information—Additional Information on the Company—Gold Fields’ Mining Operations	44-54

		Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements	AFR 57-130

		Annual Financial Report—Notes to the Consolidated Financial Statements—Note 14. Property, Plant and Equipment	AFR 175

		Integrated Annual Report—Chief Executive Officer’s Report	IAR 12-18

		Further Information—Reserves of Gold Fields as at 31 December 2020	73-79

		Integrated Annual Report—Environmental Stewardship	IAR 98-106

		Integrated Annual Report—Profitable Production and Sustainable Cash-flow	IAR 68-73

		Further Information—Environmental and Regulatory Matters	86-108

Item	Form 20-F Caption	Location in this document	Page

4A	Unresolved staff comments	NA	—

5	Operating and financial review and prospects

	(a) Operating results	Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements	AFR 57-130

		Annual Financial Report—Consolidated Income Statement	AFR 158

		Annual Financial Report—Consolidated Statement of Comprehensive Income	AFR 159

		Annual Financial Report—Consolidated Statement of Financial Position	AFR 160

		Annual Financial Report—Consolidated Statement of Cash Flows	AFR 162

		Annual Financial Report—Accounting Policies—Foreign Operations	AFR 148

		Annual Financial Report—Notes to the Consolidated Financial Statements—Note 38. Risk Management Activities—Foreign Currency Sensitivity	AFR 204

		Integrated Annual Report—Value Creation for Stakeholders—Government	IAR 92-93

		Further Information—Environmental and Regulatory Matters	86-108

	(b) Liquidity and capital resources	Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements	AFR 57-130

		Integrated Annual Report—Capital Allocation and Sound Balance Sheet	IAR 74-80

		Annual Financial Report—Notes to the Consolidated Financial Statements—Note 24. Borrowings	AFR 186-188

		Annual Financial Report—Notes to the Consolidated Financial Statements—Note 34. Commitments	AFR 194

		Annual Financial Report—Notes to the Consolidated Financial Statements—Note 37. Financial Instruments	AFR 197-200

		Annual Financial Report—Notes to the Consolidated Financial Statements—Note 38. Risk Management Activities	AFR 201-210

		Annual Financial Report—Notes to the Consolidated Financial Statements—Note 39. Capital Management	AFR 211

	(c) Research and development, patents and licences, etc.	NA	—

Item	Form 20-F Caption	Location in this document	Page

	(d) Trend information	Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements—Trend and Outlook	AFR 129

		Integrated Annual Report—Chief Executive Officer’s Report	IAR 12-18

	(e) Off-balance sheet arrangements	Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements—Off-Balance Sheet Items	AFR 127

	(f) Tabular disclosure of contractual obligations	Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements—Contractual Obligations, Commitments and Guarantees as at 31 December 2020	AFR 127

	(g) Safe harbour	Forward-Looking Statements	xiii-xiv

6	Directors, senior management and employees

	(a) Directors and senior management	Annual Financial Report—Corporate Governance Report—Directors	AFR 13-15

		Integrated Annual Report—How We Operate—Our Board of Directors	IAR 32-34

		Further Information—Directors, Senior Management and Employees—Directors	109-112

		Further Information—Directors, Senior Management and Employees—Executive Committee	112-114

		Annual Financial Report—Directors’ Report	AFR 20-24

	(b) Compensation	Annual Financial Report—Remuneration Report	AFR 28-56

		Annual Financial Report—Note 40. Related Parties	AFR 212-213

	(c) Board practices	Further Information—Directors, Senior Management and Employees	109-115

		Integrated Annual Report—How We Operate—Our Board of Directors	IAR 32-34

		Annual Financial Report—Corporate Governance Report—Directors	AFR 13-15

		Annual Financial Report—Remuneration Report	AFR 28-56

		Integrated Annual Report—How We Operate—Our Board of Directors—Our Board Committees	IAR 34

		Annual Financial Report—Audit Committee Report	AFR 25-27

		Annual Financial Report—Corporate Governance Report—Application of King IV within Gold Fields	AFR 16-17

Item	Form 20-F Caption	Location in this document	Page

		Annual Financial Report—Corporate Governance Report—Board Committees—Audit Committee	AFR 10

		Annual Financial Report—Corporate Governance Report—Board Committees—Remuneration Committee	AFR 10-11

	(d) Employees	Integrated Annual Report—Developing a Fit-for-Purpose Workforce	IAR 58-61

		Further Information—Directors, Senior Management and Employees—Employees	115

		Integrated Annual Report—Developing a Fit-for-Purpose Workforce—Organised Labour	IAR 61

		Integrated Annual Report—Safety and Wellbeing of Our People	IAR 52-57

		Further Information—Directors, Senior Management and Employees—TRIFR, Fatalities and Fatal Injury Frequency Rate	115-119

	(e) Share ownership	Annual Financial Report—Directors’ Report—Share Ownership of Directors and Executive Officers	AFR 21

		Annual Financial Report—Remuneration Report	AFR 28-56

		Annual Financial Report—Notes to the Consolidated Financial Statements—Note 5. Share-based Payments	AFR 164-166

7	Major Shareholders and Related Party Transactions

	(a) Major shareholders	Further Information—Major Shareholders and Related Party Transactions—Major Shareholders	120

		Annual Financial Report—Shareholder’s Information	AFR 224-225

	(b) Related party transactions	Further Information— Major Shareholders and Related Party Transactions—Related Party Transactions	120-121

		Annual Financial Report—Notes to the Consolidated Financial Statements—Note 40. Related Parties	AFR 212-213

	(c) Interests of experts and counsel	NA	—

8	Financial information

	(a) Consolidated statements and other financial information	Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements	AFR 57-130

		Annual Financial Report—Consolidated Income Statement	AFR 158

v

Item	Form 20-F Caption	Location in this document	Page

		Annual Financial Report—Consolidated Statement of Comprehensive Income	AFR 159

		Annual Financial Report—Consolidated Statement of Financial Position	AFR 160

		Annual Financial Report—Consolidated Statement of Changes in Equity	AFR 161

		Annual Financial Report—Consolidated Statement of Cash Flows	AFR 162

		Annual Financial Report—Audit Committee Report	AFR 25-27

		Annual Financial Report—Accounting Policies—Basis of Preparation—Provision for Silicosis Settlement Costs	AFR 144

		Annual Financial Report—Accounting Policies—Basis of Preparation —Provision for Environmental Rehabilitation Costs	AFR 144

		Annual Financial Report—Notes to the Consolidated Financial Statements—Note 25. Provisions	AFR 189-190

		Annual Financial Report—Notes to the Consolidated Financial Statements—Note 35. Contingent Liabilities	AFR 195-196

		Annual Financial Report—Management’s Discussion and Analysis—Silicosis Settlement Costs	AFR 91-92

		Annual Financial Report—Directors’ Report—Financial Affairs—Dividend Policy	AFR 22

		Integrated Annual Report—Capital Allocation and Sound Balance Sheet Management	IAR 74-80

	(b) Significant changes	Annual Financial Report—Notes to the Consolidated Financial Statements—Note 36. Events After the Reporting Date	AFR 196

9	The Offer and listing

	(a) Listing details	Further Information—The Listing	122

	(b) Plan of distribution	NA	—

	(c) Markets	Integrated Annual Report—About this Report	IAR 3

		Annual Financial Report—Directors’ Report—Listings	AFR 20

		Annual Financial Report—Administration and Corporate Information	AFR 235

	(d) Selling shareholders	NA	—

	(e) Dilution	NA	—

	(f) Expenses of the issue	NA	—

Item	Form 20-F Caption	Location in this document	Page

10	Additional information		—

	(a) Share capital	NA	—

	(b) Memorandum and articles of association	Further Information—Additional Information—Memorandum of Incorporation	123-128

		Further Information—Additional Information—Corporate Governance	143

	(c) Material contracts	Further Information—Additional Information—Material Contracts	128-132

		Annual Financial Report—Notes to the Consolidated Financial Statements—Note 24. Borrowings	AFR 186-188

	(d) Exchange controls	Further Information—Additional Information—South African Exchange Control Limitations Affecting Security Holders	132

	(e) Taxation	Further Information—Additional Information—Taxation	132-137

	(f) Dividends and paying agents	NA	—

	(g) Statement by experts	NA	—

	(h) Documents on display	Further Information—Additional Information—Documents On Display	137-138

	(i) Subsidiary information	NA	—

11	Quantitative and qualitative disclosures about market risk	Annual Financial Report—Notes to the Consolidated Financial Statements—Note 38. Risk Management Activities	AFR 201-210

12	Description of securities other than equity securities

	(a) Debt securities	NA	—

	(b) Warrants and rights	NA	—

	(c) Other securities	NA	—

	(d) American depositary shares	Further Information—Additional Information—Deposit Agreement	130-132

13	Defaults, dividend arrearages and delinquencies	NA	—

14	Material modifications to the rights of security holders and use of proceeds	NA	—

15	Controls and procedures	Further Information—Controls and Procedures	139-140

		Annual Financial Report— Management’s Discussion and Analysis—Internal Control over Financial Reporting	AFR 129

16A	Audit Committee financial expert	Further Information—Audit Committee Financial Expert	141

Item	Form 20-F Caption	Location in this document	Page

16B	Code of ethics	Annual Financial Report—Corporate Governance Report—Standards, Principles and Systems	AFR 5

16C	Principal accountant fees and services	Further Information—Principal Accountant Fees and Services	142

16D	Exemptions from the listing standards for audit committees	NA	—

16E	Purchase of equity securities by the issuer and affiliated purchasers	NA	—

16F	Change in registrant’s certifying accountant	NA	—

16G	Corporate governance	Further Information—Corporate Governance	143

16H	Mine safety disclosure	NA	—

17	Financial statements	NA	—

18	Financial statements	Annual Financial Report—Reports of Independent Registered Public Accounting Firms	AFR 131-134

		Annual Financial Report—Consolidated Income Statement	AFR 158

		Annual Financial Report—Consolidated Statement of Comprehensive Income	AFR 159

		Annual Financial Report—Consolidated Statement of Financial Position	AFR 160

		Annual Financial Report—Consolidated Statement of Changes in Equity	AFR 161

		Annual Financial Report—Consolidated Statement of Cash Flows	AFR 162

		Annual Financial Report—Accounting Policies	AFR 135-157

		Annual Financial Report—Notes to the Consolidated Financial Statements	AFR 163-218

19	Exhibits	Exhibits	144-147

PRESENTATION OF FINANCIAL INFORMATION

Gold Fields Limited (Gold Fields or the Company) is a South African company and, in fiscal 2020, 10 per cent., 37 per cent., 44 per cent. and 9 per cent. of Gold Fields’ operations, based on managed gold-equivalent production, were located in South Africa, Ghana (including the Asanko JV (as defined below)), Australia and Peru, respectively. The Gold Fields consolidated financial statements are presented in U.S. dollar which is the Group’s presentation currency. The Group’s annual and interim financial statements are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and as prescribed by law (refer to the “Basis of preparation” section of the accounting policies to the consolidated financial statements).

Except as otherwise noted, the financial information included in this annual report has been prepared in accordance with IFRS and is presented in U.S. dollars, and for descriptions of critical accounting policies, refer to accounting policies under IFRS.

For Gold Fields’ consolidated financial statements, unless otherwise stated, statement of financial position item amounts are translated from Rand and A$ to U.S. dollars at the exchange rate prevailing on the statement of financial position date for fiscal 2020 (Rand 14.69 per U.S.$1.00 and U.S.$0.77 per A$1.00 as of 31 December 2020), except for specific items included within shareholders’ equity and the statement of cash flows that are translated at the rate prevailing on the date the relevant transaction was entered into, and income statement item amounts are translated from Rand and A$ to U.S. dollars at the weighted average exchange rate for each period (Rand 16.38 per U.S.$1.00 and U.S.$0.69 per A$1.00 for fiscal 2020).

In this annual report, Gold Fields presents the financial items “all-in sustaining costs” (AISC), “all-in sustaining costs per ounce”, “all-in costs” (AIC), and “all-in costs per ounce”, which have been determined using industry standards promulgated by the World Gold Council (WGC) and are non-IFRS measures. The WGC standard was released by the WGC on 27 June 2013. Gold Fields voluntarily adopted and implemented these metrics as from the quarter ended June 2013. On 14 November 2018, the WGC published an update to its guidance note on the interpretation of all-in sustaining and all-in costs. The note provided additional clarity on what constitutes growth capital expenditure. Gold Fields has considered the new guidance note to ensure the interpretation of the guidelines is consistent with the additional guidance now available and adopted the updated guidance prospectively from 1 January 2019. An investor should not consider these items in isolation or as alternatives to cost of sales, profit before tax, profit for the year, cash flows from operating activities or any other measure of financial performance presented in accordance with IFRS. While the WGC provided definitions for the calculation of AISC and AIC, the calculation of AISC, AISC per ounce, AIC and AIC per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. See “—Further Information—Key Information—Selected Historical Consolidated Financial Data”, “—Additional Information on the Company—Glossary of Mining Terms—All-in sustaining costs” and “—Additional Information on the Company—Glossary of Mining Terms—All-in costs”. For the definitions and reconciliations of these non-IFRS measures to IFRS, see “—Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements”.

Gold Fields also presents “net cash flow”, “net debt”, “adjusted free cash flow”, “adjusted free cash flow margin”, “adjusted EBITDA” and “normalised profit” in this annual report, which are non-IFRS measures. An investor should not consider these items in isolation or as alternatives to cash flow from operating activities, cash and cash equivalents or any other measure presented in accordance with IFRS. Net cash flow is defined as net cash flow from operations less the South Deep dividend, net capital expenditure (additions to property, plant and equipment less proceeds on disposal of property, plant and equipment), and environmental trust fund and rehabilitation payments, as per the consolidated statement of cash flows. Adjusted free cash flow is defined as revenue (excluding by-product revenue) less AIC adjusted for non-cash share-based payments, non-cash long-term employee benefits, exploration, feasibility and evaluation costs outside of existing operations, non-sustaining capital expenditure for growth projects only, realised gains or losses on revenue hedges, redemption of Asanko preference shares and taxation paid (excluding royalties). Adjusted free cash flow margin is defined as adjusted free cash flow divided by revenue adjusted for by product revenue. Net debt (excluding lease liabilities) is defined as total borrowings less cash and cash equivalents and net debt is defined as total borrowings plus lease liabilities less cash and cash equivalents. Adjusted EBITDA is defined as profit or loss for the year adjusted for interest, taxation, amortisation and depreciation and certain other costs. Normalised profit is defined as profit excluding gains and losses on foreign exchange, financial instruments and non-recurring items after taxation and non-controlling interest effect. The definition for the calculation of net cash flow, adjusted free cash flow, adjusted free cash flow margin, adjusted EBITDA and normalised profit may vary significantly between companies, and by themselves do not necessarily provide a basis for comparison with other companies. See “—Additional Information on the Company—Glossary of Mining Terms”. For the definitions and reconciliations of these non-IFRS measures to IFRS, see “—Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements”.

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

Websites

References in this document to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, this annual report on Form 20-F.

x

DEFINED TERMS AND CONVENTIONS

In this annual report, all references to the “Group” are to Gold Fields and its subsidiaries.

In this annual report, all references to “fiscal 2016” are to the 12-month period ended 31 December 2016, all references to “fiscal 2017” are to the 12-month period ended 31 December 2017, all references to “fiscal 2018” are to the 12-month period ended 31 December 2018, all references to “fiscal 2019” are to the 12-month period ended 31 December 2019, all references to “fiscal 2020” are to the 12-month period ending 31 December 2020, all references to “fiscal 2021” are to the 12-month period ending 31 December 2021 and all references to “fiscal 2022” are to the 12-month period ending 31 December 2022. In this annual report, all references to “South Africa” are to the Republic of South Africa, all references to “Ghana” are to the Republic of Ghana, all references to “Australia” are to the Commonwealth of Australia, all references to “Chile” are to the Republic of Chile, all references to “Peru” are to the Republic of Peru, all references to the “Philippines” are to the Republic of the Philippines and all references to the “United States” and “U.S.” mean the United States of America, its territories and possessions and any state of the United States and the District of Columbia.

In this annual report, all references to the “DMRE” are references to the South African Department of Mineral Resources and Energy, the government body responsible for regulating the mining industry in South Africa.

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

In this annual report, except where otherwise noted, all production and operating statistics are based on attribution of 100 per cent. of Gold Fields’ total operations, which include production from the Tarkwa and Damang mines in Ghana and from the Cerro Corona mine in Peru, a portion of which is attributable to the non-

controlling shareholders in those mines. In addition, production and operating statistics for Asanko (as defined below) are included on an attributable basis (based on Gold Fields’ 45 per cent. interest in Asanko). This annual report contains references to “gold equivalent ounces”, which are quantities of metals (such as copper) expressed as amounts of gold using the prevailing prices of gold and the other metals. To calculate this, the accepted total value of the metal based on its weight and value is divided by the accepted value of one troy ounce of gold.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 (the Securities Act) and Section 21E of the U.S. Securities Exchange Act of 1934 (the Exchange Act) with respect to Gold Fields’ financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.

These forward-looking statements, including, among others, those relating to the future business prospects, revenues, income and 2020 production and operational guidance of Gold Fields, wherever they may occur in this annual report and the exhibits to the annual report, are necessarily estimates reflecting the best judgement of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this annual report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

•	the impact from, and measures taken to address, the coronavirus (COVID-19) pandemic;

•	changes in the market price of gold, and to a lesser extent copper and silver;

•	material changes in the value of Rand and non-U.S. dollar currencies;

•

difficulties, operational delays, cost pressures and impact associated with the mine ramp-up post the organisational restructuring and supporting interventions at the South Deep operation in South Africa;

•	the ability of the Group to comply with expectations that it provide benefits to affected communities;

•

the effect of relevant government regulations, particularly labour, environmental, tax, royalty, health and safety, water, regulations and potential new legislation affecting mining and mineral rights;

•	court decisions affecting the South African mining industry, including, without limitation, regarding the interpretation of mineral rights legislation and the treatment of health and safety claims;

•	the challenges associated with replacing annual mineral reserve and resource depletion as well as growing its reserve and resource base to extend the life of operations;

•	the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions or joint ventures;

•	the success of the Group’s business strategy, development activities and other initiatives, particularly at Damang and the Salares Norte project;

•	changes in technical and economic assumptions underlying Gold Fields’ mineral reserve estimates;

•	supply chain shortages and increases in the prices of production imports;

•	changes in health and safety regulations that could lead to claims or liability for regulatory breaches;

•	the occurrence of operational disruptions such as stoppages related to environmental and industrial accidents and pollution incidents;

•	power cost increases as well as power stoppages, fluctuations and usage constraints;

•	regulation of greenhouse gas emissions and climate change;

•	high debt levels posing a risk to viability and making the Group more vulnerable to adverse economic and competitive conditions;

•	the ability of the Group to protect its information technology and communication systems and the personal data it retains as well as the failure of such systems;

•	loss of senior management or inability to hire or retain sufficiently skilled employees or sufficient representation among Historically Disadvantaged Persons in management positions in South Africa;

•	the ability to obtain, renew and comply with, water use licences and water quality discharge standards;

•	the occurrence of future acid mine drainage related pollution;

•	geotechnical challenges due to the ageing of certain mines and a trend toward mining deeper pits and more complex, often deeper underground, deposits;

•	economic, political or social instability in the countries where Gold Fields operates;

•	the continued status of South Africa’s credit rating as non-investment grade and its impact on Gold Fields’ ability to secure financing;

•	ageing infrastructure, unplanned breakdowns and stoppages that may delay production, increase costs and industrial accidents;

•	the inability to modernise operations and remain competitive within the mining industry;

•	the effects of regional cessation of dewatering at South Deep;

•	the effects of a failure of a dam at a tailings facility and the closure of adjacent mines;

•	reliance on outside contractors to conduct some of its operations;

•	actual or alleged breach or breaches in governance processes, fraud, bribery or corruption at Gold Fields’ operations that leads to censure, penalties or negative reputational impacts;

•	the occurrence of labour disruptions and industrial actions;

•	fluctuations in insurance cost and availability and the adequacy of the Group’s insurance coverage;

•	financial flexibility could be limited by South African exchange control regulations;

•	difficulty controlling theft of gold and copper bearing materials and illegal mining on some Gold Fields properties;

•	the costs and burdens associated with tenements in Australia which are subject to native title claims, including any compensation payable to native title holders;

•	the impact of HIV/AIDS, tuberculosis and the spread of contagious diseases;

•	difficulty with participating in future issues of securities, or in bringing an action against Gold Fields, for shareholders outside South Africa;

•	liquidity risks in trading ordinary shares on JSE Limited;

•	Gold Fields’ ability to pay dividends or make similar payments to its shareholders; and

•	shareholders’ equity interests in Gold Fields becoming diluted upon the exercise of outstanding share options.

Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events.

2020

INTEGRATED ANNUAL REPORT

IAR-1

2020

DELIVERING ENDURING VALUE IN PARTNERSHIP WITH OUR STAKEHOLDERS

- Identifies information that has been assured
- Further reading within this report
- Further information available online

linkedin.com/company/gold-fields
business.facebook.com/GoldFieldsLTD
@GoldFields_LTD
instagram.com/goldfields_ltd/

GOLD FIELDS IS A GLOBALLY DIVERSIFIED GOLD PRODUCER WITH NINE OPERATING MINES IN AUSTRALIA, PERU, SOUTH AFRICA AND WEST AFRICA (INCLUDING THE ASANKO JOINT VENTURE (JV)) AND ONE PROJECT IN CHILE. WE HAVE TOTAL ATTRIBUTABLE ANNUAL GOLD-EQUIVALENT PRODUCTION OF 2.24MOZ AND ATTRIBUTABLE GOLD-EQUIVALENT MINERAL RESERVES OF 52.1MOZ. OUR SHARES ARE LISTED ON THE JOHANNESBURG STOCK EXCHANGE (JSE), WITH OUR AMERICAN DEPOSITARY SHARES TRADING ON THE NEW YORK STOCK EXCHANGE (NYSE).

The cover photo of our 2020 Integrated Annual Report (IAR) shows our Salares Norte project in the Atacama region in northern Chile. The project received the go ahead by our Board of Directors in February 2020, and construction is progressing as per plan and expected to be completed in Q1 2023.

CONTENTS
INTRODUCTION	This section introduces our IAR
and approach to reporting. It
also offers an overview of our
seven strategic pillars and
portfolio of operations.

In this section, our Chairperson
provides an overview of our
reporting year. This is followed
by a detailed report from our
Chief Executive Officer (CEO),
who also explains what each of
the seven strategic pillars
means to our business, along
with key trends over the past
10 years.

This section introduces our
Board of Directors and
explains how our governance
processes adds value to our
business. We explain our
business model and how we
create enduring value for our
stakeholders and we disclose
our top risks and associated
opportunities arising from our
operating environment.

In this section, we provide a
detailed account of our 2020
performance against our seven
strategic pillars.

This section provides internal
and external assurance over
selected sustainability data
included in this report. Our
independent auditor’s report,
which provides assurance on
our consolidated financial
statements, is included in our
Annual Financial Report (AFR).

About this report	3
Where Gold Fields operates	6
OUR LEADERSHIP AND STRATEGY
Vision of the Chairperson	10
Chief Executive Officer’s report	12
Overview of strategic objectives	19
Group Balanced Scorecards	26
HOW WE OPERATE
Our board of directors	32
How we govern our business	35
Our business model	38
Stakeholders and value creation	40
Material matters	43
Risks and opportunities	44
OUR PERFORMANCE
Safety and wellbeing of our people	52
Developing a fit-for-purpose workforce	58
Creating a global, sustainable portfolio	62
Profitable production and sustainable cash	68
Capital allocation and sound balance sheet management	76
Value creation for stakeholders	81
Environmental stewardship	96
ASSURANCE
First Party: Internal Audit statement	106
Independent assurance statement – sustainability information	107
Assured sustainability performance indicators	110
Independent assurance statement – South African Mining Charter	111
Administration and corporate information	112

SEND US YOUR FEEDBACK

Your feedback on our reporting suite is important to us. To ensure that we report on the issues our stakeholders care about,

please provide any feedback and questions to investors@goldfields.com or sustainability@goldfields.com, or visit

www.goldfields.com to download the feedback form.

IAR-2

Gold Fields Integrated Annual Report	2020	INTRODUCTION

ABOUT THIS REPORT

OUR REPORT’S STAKEHOLDER AND STRATEGY FOCUS

The aim of our integrated reporting suite is to enable our stakeholders, including capital providers, to make an informed assessment of Gold Fields’ long-term sustainability and ability to create enduring value. We embrace integrated thinking, and by structuring our 2020 IAR around our strategic pillars (p11), we concisely and transparently articulate how our material matters, risks and opportunities, operating environment, performance and prospects unlock value for stakeholders.

In compiling this IAR, we complied with the Global Reporting Initiative (GRI) Standards: Core option and the International Integrated Reporting Council’s (IIRC’s) International <IR> Framework. As detailed on p3 of our AFR, we have also aligned this report with a range of additional codes, frameworks and standards, including the King IV Report on Corporate Governance for South Africa 2016 (King IVTM1). On occasion, we use non-International Financial Reporting Standards (IFRS) measures in the IAR, as defined on p133 – 137 of the AFR.

[1]	Copyright and trademarks are owned by the Institute of Directors in South Africa NPC and all of its rights are reserved.

REPORTING SCOPE AND BOUNDARY

This IAR presents Gold Fields’ strategic pillars, business model, Group and regional risks and opportunities, stakeholder expectations and operational performance for the financial year 1 January 2020 to 31 December 2020. It includes material information relating to our nine operations in Peru, Australia, South Africa, West Africa (including our Asanko JV), and one project in Chile.

Any material events after year-end and up to the Board approval date of 31 March 2021 have also been included. Our geographical footprint is detailed on p4 – 5.

The term “attributable” as it relates to production and Mineral Reserves refers to 100% of our mines and projects, as well as Damang (90%), Tarkwa (90%), Gruyere (50%), Asanko (45%) and Far Southeast (FSE) (40%). The exception is attributable Mineral Reserves at South Deep (91%). The term “managed” relating to production and Mineral Reserves refers to 100% of our mines and projects, as well as Gruyere (50%), Asanko (50%) and FSE (40%). The net debt: EBITDA ratios mentioned in this report refer to adjusted EBITDA, while we present Group and mine All-in costs (AIC) and All-in sustaining costs (AISC) in terms of the original World Gold Council interpretation.

Non-financial data included in this IAR relates to our eight operating mines and excludes our non-managed Asanko JV and the Salares Norte project in Chile, unless stated. Where relevant, we include data from Darlot (sold in 2017) up to October 2017. Socio-economic development (SED) spend, includes the South Deep trusts and project spend.

We used average exchange rates for 2020 of R16.38/ US$1 and US$0.69/A$1 in this report (2019: R14.46/ US$1 and US$0.70/A$1; 2018: R13.20/US$1 and US$0.75/A$1). For 2021, we used forecast exchange rates of R17.50/US$1 and US$0.75/A$1.

IAR REPORTING BOUNDARY

FORWARD-LOOKING STATEMENTS

This IAR contains forward-looking statements within the meaning of section 27A of the U.S. Securities Act of 1933 (the Securities Act) and section 21E of the U.S. Securities Exchange Act of 1934 (the Exchange Act) with respect to Gold Fields’ financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Such forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes”, “estimates”, “plans”, “anticipates”, “aims”, “continues”, “expects”, “hopes”, “may”, “will”, “would” or “could” or, in each case, their negative or other various or comparable terminology.

These forward-looking statements, including, among others, those relating to Gold Fields’ future business prospects, revenues and income, wherever they may occur in this IAR, are necessary estimates reflecting the best judgement of Gold Fields’ senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Consequently, these forward-looking statements should be considered in light of various important factors, including those outlined in this IAR. Gold Fields undertakes no obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

Refer to the full forward-looking statements on www.goldfields.com

IAR-3

Gold Fields Integrated Annual Report	2020

NAVIGATING OUR REPORT

ICMM, GRI AND UN SDG COMPLIANCE

The IAR forms part of our compliance with the GRI Standards, as well as the reporting requirements of the International Council on Mining & Metals (ICMM) Sustainable Development Framework, Principles and Position Statements (see p107 – 111 for the assurance hereof). Our compliance with the ICMM is addressed throughout this report and on our website, and details:

●	How our sustainable development policies align with the ICMM’s 10 Principles and mandatory Position Statements
●	How we identify specific sustainable development risks and opportunities
●	The systems and approaches we implemented to manage the sustainable development risks and opportunities identified
●	Our performance across the identified material sustainable development risks and opportunities

We present our self-assessment of adherence with the ICMM Principles and Position Statements online. We also align with the 10 Principles of the United Nations Global Compact (UNGC). We consider that this IAR, together with additional documents available on our website, complies with the requirements of the GRI Standards.

Disclosures in accordance with the GRI Standards can be accessed at www.goldfields.com/sustainability-overview.php

We aim to be the global leader in sustainable gold mining. In pursuit of this vision, Gold Fields positively contributes to the UN Sustainable Development Goals (SDGs). As part of our commitment to sustainable development, we actively seek out opportunities to collaborate with partners on a global level. In this way, we can support lasting social and economic progress to play our part in bringing an end to poverty, protecting the environment and ensuring growth in prosperity, where we operate

We identified the following 11 SDGs that we believe we can impact the most, thereby enabling meaningful change in co-operation with our peers in the mining and metals sector:

THE 2020 REPORTING SUITE

2020

INTEGRATED ANNUAL REPORT

Our primary report, which details the Group's value creation story over the short, medium and long term

Our online IAR portal, which can be accessed at www.goldfields.com/integrated-annual-reports.php from mid-April 2021 onwards

2020

ANNUAL FINANCIAL REPORT

Our full Corporate Governance Report, Board and Board committee reports, Directors' Report, Remuneration Report and our Annual Financial Statements, fulfilling our statutory financial reporting requirements

2020

MINERAL RESOURCES AND MINERAL RESERVES SUPPLEMENT

Detailed technical and operational information on our mines and growth projects value

NOTICE OF ANNUAL GENERAL MEETING (AGM)

The resolutions to be tabled to shareholders at our AGM

TO BE RELEASED JOINTLY IN APRIL 2021

2020

CLIMATE CHANGE REPORT

Our Climate Change Report is in alignment with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD)

2020

REPORT TO STAKEHOLDERS

A high-level outline of our contributions to our key stakeholders, as well as recent developments impacting these relationships value

GRI CONTENT INDEX

The IAR is compiled to comply with the GRI Standards: Core option. The GRI Content Index also cross-references to the ICMM Principles, UNGC Principles, UN SDGs and the Sustainability Accounting Standards Board (SASB)

IAR-4

Gold Fields Integrated Annual Report	2020	INTRODUCTION

CREATING VALUE THROUGH OUR STRATEGIC PILLARS

Our seven strategic pillars are designed to enable the delivery of our vision. Each pillar has key performance indicators (KPIs) in terms of our Group Balanced Scorecard (BSC), as well as associated risks and opportunities. Refer to p17 – 23 for more details.

1 SAFETY AND WELLBEING OF OUR PEOPLE

Our goal is to eliminate all fatalities and serious injuries at our operations as well as alleviate any adverse health impacts we have on host communities.

2 DEVELOPMENT OF A FIT-FOR-PURPOSE WORKFORCE

We aim to build a strong, diverse and inclusive pipeline of talent to meet the mining industry's future needs.

3 CREATING A GLOBAL, SUSTAINABLE PORTFOLIO

We position our portfolio for sustainable cash generation by lowering AIC and extending mine life while preserving a sound balance sheet.

4 PROFITABLE PRODUCTION AND SUSTAINABLE CASH-FLOW

We aim to sustainably improve our total shareholder returns, increase margins and pursue strong cash-flow generation to share the benefits of mining with our key stakeholders.

5 CAPITAL ALLOCATION AND SOUND BALANCE SHEET MANAGEMENT

We seek to continuously strengthen our balance sheet and fund sustainable, long-term growth.

6 VALUE CREATION FOR STAKEHOLDERS

We cultivate mutually beneficial relationships with our stakeholders to protect our reputation and social licence to operate and create enduring value where we operate.

7 ENVIRONMENTAL STEWARDSHIP

We are committed to responsible environmental stewardship and aim to improve the areas surrounding our operations and limit our impact on our host communities.

BOARD APPROVAL

Gold Fields’ Board of Directors acknowledges its responsibility to ensure the integrity of this IAR. It is of the opinion that the 2020 IAR complies in all material respects with the relevant statutory and regulatory requirements – particularly the International <IR> Framework, as updated in January 2021, IFRS and the South African Companies Act No 71 of 2008 (as amended). The Board further believes that the 2020 IAR addresses all material matters and offers a comprehensive view of the Company’s strategic objectives, including how these enable Gold Fields to create value for stakeholders in the short, medium and long term. The Board unanimously approved the 2020 IAR – as well as the 2020 AFR, which includes our Annual Financial Statements – for release on 31 March 2021.

Cheryl Carolus

ASSURANCE

ERM Southern Africa (ERM) provided independent reasonable assurance over key sustainability information in this report, which is prepared in accordance with the GRI Standards: Core option. As a member of the ICMM, we are committed to obtaining assurance in line with the ICMM Sustainable Development Framework: Assurance Procedure. ERM assured our statement on compliance with the ICMM Sustainable Development Framework, Principles and Reporting Requirements. The key sustainability performance data assured by ERM in 2020 is detailed on p107 – 111.

IAR-5

Gold Fields Integrated Annual Report	2020

WHERE GOLD FIELDS OPERATES – 2020 PERFORMANCE

Gold Fields is a globally diversified gold producer with nine operating mines in Australia, Peru, South Africa and West Africa (including the Asanko JV), as well as one project in Chile. We have total attributable annual gold-equivalent production of 2.2Moz and attributable gold-equivalent Mineral Reserves of 52.1Moz. Our shares are listed on the JSE and our American depositary shares trade on the NYSE.

AMERICAS

Mines: Cerro Corona in Peru – copper, gold –

open pit mine

Project Salares Norte in Chile – gold, silver deposit

Safety (TRIFR – Cerro Corona)	0.58
Workforce
Employees	568
Contractors	3,700
Attributable gold-eq production (koz)	206
AIC (US$/eq-oz)	1,119
Net cash-flow (US$m)[1]	84
Attr Gold Mineral Reserves (Moz)	4.84

WEST AFRICA

Mines: Tarkwa, Damang and Asanko (50/50 JV) in

Ghana – open pit mines

Safety (TRIFR)[2]	0.75
Workforce[2]
Employees	1,063
Contractors	5,940
Attributable production (koz)[3]	787
AIC (US$/oz)[3]	1,060
Net cash-flow (US$m)[1,2]	290
Attr Gold Mineral Reserves (Moz)	6.41

1 Net cash-flow from operating activities less net capital expenditure (capex), environmental payments, lease payment and redemption of Asanko preference shares.

2 Excludes 45% of Asanko.       3 Includes 45% of Asanko.

IAR-6

Gold Fields Integrated Annual Report	2020	INTRODUCTION

GROUP OVERVIEW Mines: Nine mines in Peru, South Africa, Australia and Ghana (incl. 45% of Asanko) Project: One project in Chile		CONTRIBUTION TO GROUP ATTRIBUTABLE PRODUCTION
Safety
Fatal incident	1
TRIFR	2.40
Workforce
Employees	5,641
Contractors	12,771
Attributable production (koz)	2,236
AIC (US$/eq-oz)	1,079
Net cash-flow (US$m)[1]	631
Attr Gold-eq Mineral Reserves (Moz)	52.10

SOUTH AFRICA

Mines: South Deep – underground mine

Safety
Fatal incident	1
TRIFR	3.51
Workforce
Employees	2,342
Contractors	1,801
Attributable production (koz)	227
AIC (US$/oz)	1,260
Net cash-flow (US$m)[1]	34
Attr Gold Mineral Reserves (Moz)	31.54

AUSTRALIA

Mines: St Ives, Granny Smith, Agnew and Gruyere (50/50 JV) – open pit and underground mines

Safety (TRIFR)	6.06
Workforce
Employees	1,668
Contractors	1,330
Attributable production (koz)	1,017
AIC (US$/oz)	957
Net cash-flow (US$m)[1]	498
Attr Gold Mineral Reserves (Moz)	7.49

IAR-7

IAR-8

OUR LEADERSHIP AND STRATEGY

OUR LEADERSHIP AND STRATEGY
HOW WE CREATE VALUE

2.1	VISION OF THE CHAIRPERSON P10 – 11

2.2	CHIEF EXECUTIVE OFFICER’S (CEO’S) REPORT. OUR VALUE-CREATION STRATEGY P12 – 18

2.3	MESSAGE FROM THE INCOMING CEO P18

2.4	OVERVIEW OF STRATEGIC PILLARS P19 – 25

2.5	GROUP 2020 AND 2021 BALANCED SCORECARDS P26 – 29

IAR-9

Gold Fields Integrated Annual Report	2020

VISION OF THE CHAIRPERSON

“The Board has complete confidence in the ability of Gold Fields’ management team and its employees to continue dealing successfully with the ongoing impact of Covid-19” Cheryl Carolus

DEAR STAKEHOLDERS

This past year has been a remarkable one for Gold Fields. Firstly, the outbreak of Covid-19 not only challenged our personal lives, but also business-as-usual across the regions where we operate. Secondly, despite the impact of the pandemic, Gold Fields had another year of impressive performance, with strong earnings, cash-flows and value creation for our stakeholders. Finally, 2020 was the last year that Nick Holland led the Company. He officially retired at the end of March. A memorable era in Gold Fields’ history has come to an end, and we are embarking on a new chapter with the appointment of Chris Griffith as Chief Executive Officer (CEO) from April onwards.

In last year’s report, I made initial reference to our management’s proactive and comprehensive approach to mitigating the early impacts of Covid-19 on our people and operations. None of us could have foreseen that, a year later, the pandemic would still be with us. Tragically, 10 of Gold Fields’ employees and contractors have lost their lives, as have many of our colleagues’ relatives. On behalf of the Board, I want to express our heartfelt condolences to the families and friends of those who have succumbed to Covid-19, as well as to our colleagues who have lost their loved ones.

In this Integrated Annual Report (IAR), we report extensively on how our teams managed to, first and foremost, protect our employees and contractors, assist our host communities and governments in mitigating the pandemic’s impact, and keep our mines and projects operating strongly and safely. The Board receives regular updates, via its Risk Committee, of the actions taken by the Company.

We expect that the pandemic will remain a reality for months to come, perhaps even years, and could impact our operational plans in yet unforeseen ways. The Board has requested the Group’s management team to develop strategies on how we can assist in making vaccines available to our workforce, and, where appropriate, to families and communities, as well as prepare our people and business for this ‘new normal’. As such, we are exploring ways of supporting our employees who, for example, are now permanently working from home or are struggling as a result of the continued impact of Covid-19. At an operational level, we will continue to test our people, provide them with the necessary equipment and information to protect themselves, and help them in any possible way we can if they contract Covid-19.

The Board has complete confidence in the ability of Gold Fields’ management team and its workforce to continue dealing successfully with the ongoing impact of Covid-19. Our 2020 operational performance speaks for itself – despite the challenges and disruptions of the year, the Company delivered a strong set of results in 2020. The impact of Covid-19 was limited to approximately 3% of production (approximately 80koz) and, while our operations spent an additional US$30m to deal with the pandemic or donate to host governments, both costs and production were within revised market guidance.

The stable production and cost profile was supported by a record high gold price. Our financial results also benefited from the gold price, and included net cash-flow of US$631m and normalised earnings of US$879m – both more than double our performance in 2019. We reduced net debt by almost US$600m, placing our balance sheet in a very healthy position, and recorded a net debt:EBITDA ratio of 0.56x – the lowest it has been in almost a decade. Our shareholders received a total dividend of R4.80/ share, three times that of 2019. They also saw their shares hit record highs in 2020, though this has since retreated in line with the decline in the gold price from its record levels of over US$2,050/ oz in August last year.

In February 2020, our Board decided to go ahead with the US$860m Salares Norte project in Chile. Construction proceeded as planned during the year and is set for completion in Q1 2023. Salares Norte is the latest building block in the Company’s reinvestment programme of the past three years, during which we also effectively built two new mines, Gruyere in Australia and the Damang Pit Cutback in Ghana. Both mines contributed meaningfully to the Group’s cash-flow during 2020. I am also particularly pleased to report that South Deep again showed strong financial and operational improvements and contributed positive cash-flow during 2020.

Gold Fields continues to focus on maximising in-country and host community economic impact. The Group’s value distribution to national economies amounted to US$2.85bn in 2020 compared with US$2.58bn in 2019. Of this, US$676m, 28%

IAR-10

Gold Fields Integrated Annual Report	2020	OUR LEADERSHIP AND STRATEGY

of the total, remained with our host communities. We achieved this by maximising the number of people we employ from our host communities, prioritising procurement from local enterprises and channelling our socioeconomic development (SED) spend to these communities. Over the past five years, we have created over US$3.54bn in community value, which, we believe, presents a significant investment in the economic wellbeing of our host communities and the estimated 435,000 people who reside there.

At the same time, we need to ensure that our mining activities do not adversely impact the environment around our operations or denude the natural resources both our Group and host communities depend on. Pleasingly, we again recorded zero serious environmental incidents for the second year in a row – a good yardstick of our success in this area. Similarly, our high levels of water recycling or reuse limited our uptake of freshwater from our catchment areas, while our continued investment in renewables is one of the ways we limit our carbon emissions. During 2020, we successfully commissioned two renewable microgrids at Agnew and Granny Smith in Australia. Furthermore, now that we have received the relevant approvals from the government, South Deep will be the next operation in our portfolio to build a solar plant, which, once operational, expected in Q2 2022, will provide about 20% of the mine’s electricity needs.

The most critical part of the Board’s duties undoubtedly relates to the safety, health and development of the Company’s workforce and the Board has always shared management’s commitment to eliminate all fatalities and serious injuries at our operations. Over the years, we have seen noticeable progress in this area emanating from our significant and continued investment in safety culture, systems and leadership. Tragically, however, we again recorded a fatal incident in 2020, that of Abel Magajane, a shaft timberman at South Deep, as well as six serious injuries. We owe it to Abel and the many other miners who have lost their lives, that we reaffirm our commitment to achieving zero harm.

The Board also seeks to further improve the diversity and inclusivity of the Company’s workforce. While we made some progress – with around 20% of our workforce and 21% of leadership teams now female – we still have a way to go to truly reflect the demographics of the countries in which we operate. Our management team has developed a diversity and inclusion dashboard with several performance indicators, which are part of every manager’s scorecard, against which we can benchmark our improvements over the coming years. The Board will be closely tracking the Company’s performance in this regard.

With the rapid modernisation of our mines, we also need to ensure our workforce is appropriately skilled to meet the challenges of digitisation and automation. We are adapting training, skills development and recruitment policies accordingly to ensure our people can succeed in these new ways of working.

In recent years, managing environmental, social and governance (ESG) issues has become an increasingly critical consideration for our stakeholders – particularly investors. To date, Gold Fields has mostly relied on internal objectives to guide this ESG work; however, stakeholders expect that we report more publicly on progress in these areas. Together with management, the Board is developing a range of strategic ESG priorities, which we report on in this IAR. Before the end of the year, we will finalise and publish detailed targets for these priorities – ranging from safety to climate change, diversity and communities – for implementation by 2025.

Over the past few years, I have had the benefit of working with a consistent Board and Executive Committee (Exco) to govern, guide and manage the Company. This year, we saw some significant changes. At Board level, we accepted the resignation of Rick Menell, our Deputy Chairperson since 2015 and a director since 2008, with effect from 10 March 2021. Rick has been one of the most influential voices on the Board over this period and led the search for the new CEO this year. I want to thank Rick for his support and invaluable contribution.

We also accepted the resignation of Phuthi Mahanyele-Dabengwa due to her role as Naspers’ CEO. With the appointment of Philisiwe Sibiya, we found an equally well qualified leader with solid business experience. We wish Phuthi well in her leadership role and welcome Philisiwe to the Board. As always, I want to extend my gratitude to my fellow directors for their support and experience in providing Gold Fields with valuable strategic and governance oversight.

At executive level, we bid farewell to

Nick Holland after 24 years with the Company – first as Chief Financial Officer (CFO) and, from 2008, as CEO. Chris Griffith will assume the role of Gold Fields’ CEO from 1 April 2021. On behalf of the Board, we are delighted to have attracted a leader of Chris’ calibre. He has an extensive and successful leadership track record, amongst others, at Anglo American Platinum and Kumba Iron Ore, with many years’ experience as part of Anglo American’s global leadership teams. He has a strong track record of building and motivating successful teams to achieve corporate turnarounds and outstanding results. Chris is held in high regard for his strong ethical leadership and sound governance. We believe that under his leadership, Gold Fields will continue to grow, building on the solid foundation created by Nick, the leadership team and our entire workforce of 5,600 employees.

As Nick retires, he can certainly accept credit for a Company that has chartered its own course over the past decade, relying primarily on organic growth to become a global leader in mechanised and sustainable gold mining. As he set out to accomplish a few years ago, our portfolio of mines is now in a strong position to maintain production of 2.0Moz – 2.5Moz per year for the next 10 years without requiring expensive mergers or acquisitions.

More than just building a strong portfolio, Nick has established a Company that ensures its stakeholders share rightfully and meaningfully in the benefits of mining, while also delivering strong returns to the investors who have entrusted their capital to us. Gold Fields is an organisation with an unrelenting focus on the safety of its employees, its contractors and its communities. On his first day as CEO, Nick coined the phrase ‘If we cannot mine safely, we will not mine’. We have lived by this sentiment since then, ensuring it has become a mantra within Gold Fields and, perhaps, Nick’s most significant legacy.

Nick, you leave Gold Fields with the immense gratitude of the Board, your management colleagues and the Company’s employees. You truly deserve all the accolades bestowed upon you, and we wish you a well-deserved retirement.

Cheryl Carolus

Chairperson

IAR-11

Gold Fields Integrated Annual Report	2020

CHIEF EXECUTIVE OFFICER’S REPORT

“Our focus on organic growth, backed by consistent investment in near-mine exploration, has allowed us to map our own destiny to the benefit of our stakeholders.” Nick Holland

DEAR STAKEHOLDERS

This past year will always be remembered as a time when Covid-19 caused major losses and upheavals to our personal lives while disrupting business-as-usual for many companies worldwide. Our experience at Gold Fields was no different, and, tragically, the pandemic took the ultimate toll on many of our people. As at 29 March 2021, 10 of our colleagues had tragically passed away due to Covid-19-related illnesses. My condolences go out to their families, friends and colleagues. Other colleagues were ill for weeks, and all of us had our personal and professional lives severely disrupted by the stringent regulations and protocols implemented to mitigate the worst impacts of the pandemic.

Following a second wave of infections around the world in early 2021, it seems inevitable that these disruptions will continue for some time to come. We are currently looking at strategies on how we can continue keeping our people safe and how to ensure we make vaccines available to them as soon as is practical. We are seeking advice from medical experts and are working with governments, industry forums and our peers on the best solution for a vaccine roll-out and an eventual return to business-as-usual.

Covid-19 inevitably affected the Company’s 2020 operational performance, albeit marginally. Attributable gold-equivalent production of 2.236Moz in 2020 was 2% higher than 2019 production and within the revised guidance range of 2.200Moz – 2.250Moz. However, we had to revise our original 2020 guidance of 2.275Moz – 2.315Moz in May to take into account the 78koz lost due to Covid-19-related shutdowns at South Deep (32koz) and Cerro Corona (46koz).

All-in costs (AIC) for 2020 were US$1,079/oz, 1% higher than 2019 (US$1,064/oz) and within the revised guidance range. All-in sustaining costs (AISC) for the year were US$977/oz (2019: US$897/oz), again within the revised guidance range. These costs were slightly above the original 2020 guidance as our operations spent approximately US$30m on Covid-19-related initiatives and interventions. This includes investments in testing

— GOLD FIELDS SHARE PRICE 2010 – 2020

During 2020, our share price on both the JSE and NYSE improved by 46% and 42% respectively, on the back of respective increases of 94% and 88% during 2019. While the shares have retreated from their record highs reached in August 2020, when the gold price hit its all-time high of US$2,070/oz, we are still offering shareholders substantive returns and healthy dividends. Shareholders who owned 1,000 Gold Fields shares on 1 January 2010, held on to the 1,000 Sibanye Gold stocks (now Sibanye-Stillwater) they would have been awarded after its unbundling in February 2013, would have been rewarded with a total return of 105% by 31 December 2020. That is an annual return of 7% on their investment.

IAR-12

Gold Fields Integrated Annual Report	2020	OUR LEADERSHIP AND STRATEGY

equipment and facilities, specialised camp accommodation, additional labour costs and transport facilities. It also included donations to governments and host communities to assist them in their fight against the pandemic.

However, on the whole, Gold Fields managed these disruptions well and continued on its growth trajectory of the preceding years. The higher gold price – a consequence, in part, of the economic fallout from the pandemic – certainly helped. The average gold price of US$1,768/oz during 2020 was 27% higher than the average price received in 2019. But, equally important, our management teams dealt with the challenges of the pandemic extremely well, maintaining sustainable and profitable production while at the same time safeguarding the health and safety of our employees and contractors.

Our mines in Western Australia, which did not report any positive Covid-19 cases, exceeded 1.0Moz of gold production for the first time since 2015. Our Ghanaian operations, including the Asanko JV, boosted output by 3%. Even South Deep and Cerro Corona, which had to close or curtail mining and processing activities for several weeks due to government-imposed restrictions, reported stable production levels and lower costs during 2020.

Our 2020 financial performance reflected these solid operational efforts and higher gold price. Our mines generated cash-flow of US$868m (2019: US$552m), while net cash-flow reached a record US$631m (2019: US$249m).

OUR VALUE-CREATION STRATEGY

Gold Fields’ growth over the past 10 years has been driven by an integrated value-creation strategy aimed at delivering our vision of global leadership in sustainable gold mining. This strategy is captured in our BSC and comprises four overarching focus areas – organisational capacity, internal business processes, stakeholders and financial performance.

While our operating environment over the past decade saw some significant changes, we remained committed to these focus areas regardless of the challenges we faced and, in doing so, unlocked the potential of our globally diversified business. With the Group BSC at the centre of our strategy, we subsequently identified seven strategic pillars that drive our performance across the Company. Each pillar has specific key performance indicators linked to our BSC to ensure we create holistic and sustainable value for our stakeholders.

On p17 – 21, we look at each of these pillars in our strategic journey and track the key operational, financial, stakeholder and sustainability trends of the past 10 years.

The key corporate milestones in our strategic journey are highlighted in the share price graph below.

STRATEGIC PILLARS:

IAR-13

Gold Fields Integrated Annual Report	2020

CHIEF EXECUTIVE OFFICER’S REPORT CONTINUED

Net debt reduced by almost US$600m to US$1,069m, resulting in a net debt:EBITDA ratio of 0.56x at end-December 2020 (2019: 1.29x). Historically our target level for the net debt:EBITDA ratio has been around 1x. However, we have been opportunistically reducing our debt given higher gold price of late and could well be at or close to net zero within 18 months

Headline earnings increased more than four-fold to US$729m (2019: US$163m) and normalised profits more than doubled to US$879m (2019: US$343m). Shareholders received a total dividend of R4.80/ share, three times our distribution of R1.60/share in 2019. Our total value distribution to stakeholders increased to US$2,849m from US$2,577m in 2019.

The pandemic did not disrupt the continued improvements to the quality of our portfolio of mines and projects. Four years ago, and in contrast to the consolidation activities among our peers at the time, Gold Fields embarked on a US$1bn investment drive to ensure that our portfolio continued to generate cash sustainably by lowering AIC and extending mine life while preserving a sound balance sheet. In 2019, we saw the benefits of our investment programme for the first time in the form of improved profits and cash-flows, as well as lower costs. This trend continued strongly into 2020.

The key elements of the programme were essentially two new mines, Gruyere in Australia and the Damang Pit Cutback in Ghana, which contributed US$66m and US$76m respectively to Group net cash-flow in 2020. In 2018, we also acquired a 45% stake in the Asanko mine in Ghana for US$185m, with our JV partner Galiano Gold, which manages the mine, holding 45%, and the Ghanaian government the remaining 10%.

In February 2020, our Board decided to go ahead with the construction of the Salares Norte project in Chile, with construction proceeding as planned during the year, and set for completion in late 2022. Once operational, which is expected in 2023, Salares Norte is expected to add 450koz gold-

equivalent production per year for the first seven years at AIC of US$465/oz – one of the lowest in the industry. A successful equity raise of US$250m in February 2020 positions us to comfortably fund the project within our debt targets.

Another important element of our growth strategy was the continued investment in near-mine exploration at our Australian mines and, more recently, at Tarkwa and Damang in Ghana. As a result, we have been able to consistently replace and exceed the volumes of depleted Mineral Reserves. Over the past five years, since the December 2015 declaration, the Group has replaced 11.5Moz in depleted Reserves and added a further 4.5Moz through its successful exploration activities, technical studies and project investment. Gold Fields’ attributable gold-equivalent Mineral Reserves were 50.3Moz at the end of 2020, an increase of 2% from 2019, with our Australian mines replacing 8% of depleted Mineral Reserves.

The final pillar of our portfolio strategy was to set up our South Deep mine in South Africa for safe, sustainable and profitable production. While South Deep was the one in our portfolio hardest hit by Covid-19-related restrictions, it continues to report real progress and a strong financial and operational improvement. In 2019, South Deep stemmed its decade-long cash-burn by generating US$15m in net cash-flow. With 2020 production up 2% to 227koz and AIC unchanged at US$1,260/oz, net cash-flow improved even further, increasing by 123% to US$34m. My cautious optimism last year has been replaced by strong confidence that the mine is on the right track to generate long-term, sustainable cash-flows and profits.

I want to reiterate my statement from last year: Gold Fields is now a senior producer in the top 10 league of global gold miners both in terms of Reserves and production. We are in a strong position to maintain production of 2.0Moz – 2.5Moz per year for the next 10 years, of which over 2.0Moz will be outside of our South African base. This is a level of production our mines in Ghana, Australia and Peru achieved in 2019 and 2020. Furthermore, once Salares Norte comes on stream, expected in 2023, we will have a portfolio of 10 mines – a size we consider optimal as it allows management to properly focus on operations.

As we have shown over the past few years, we do not require expensive mergers and acquisitions to achieve sustainable and profitable growth for our shareholders. Instead, our focus on organic growth, backed by consistent investment in near-mine exploration, has allowed us to map our own destiny to the benefit of our stakeholders.

ESG

Our commitment to safe production continues to underpin our operational performance. During 2020, we sought further improvements in terms of our safety leadership, processes, systems and culture. Tragically, we lost one employee at South Deep, Abel Magajane, after an underground mining incident. I would like to again express my condolences to his family.

We also reported six serious injuries (2019: four) across the Group. Our total recordable injury frequency rate (TRIFR) regressed to 2.40 per million hours worked (2019: 2.19). However, this remains below the industry norm of 3.20 (ICMM members – 2019 average). The physical distancing restrictions we imposed because of Covid-19 slowed down the roll-out of Courageous Safety Leadership (CSL) – our flagship safety programme – but we expect to complete this during 2021, having already trained over half of our employees.

One of the few positives emerging from the Covid-19 crisis has been the strong focus on the health of our employees and host communities. Safety has always been our number one value, but the pandemic forced us to give equal attention to the health and wellness of our people. Once the crisis is over, what we will retain going forward is the ability to test our workers for occupational and non-occupational diseases,

IAR-14

Gold Fields Integrated Annual Report	2020	OUR LEADERSHIP AND STRATEGY

as well as understanding their mental wellbeing, and support them through any recovery processes.

Furthermore, the pandemic served as a catalyst to work more cooperatively with our key stakeholders — trade unions, communities, industry peers and governments. With Covid-19 threatening the livelihoods of employees and the tax income of governments, we found more common ground with these stakeholders. In most of the countries where we operate, governments declared mining an essential service, allowing us to continue operating when other sectors’ activities were curtailed. In return, we and other mining companies actively supported governments by providing facilities, health resources and much-needed funding. During 2020, our mines donated well over US$3m in medical and sanitary equipment and other services to host communities and governments.

In 2020, we continued to focus on driving our in-country and host community economic impact. Of the US$2.85bn in value created during 2020 (2019: US$2.58bn), US$676m, or 28%, remained in our host communities through wages, procurement spend and investments in socio-economic development. Approximately 53% of our workforce, 8,752 people, are employed from our host communities. In addition, we created 672 (2019: 504) non-mining jobs through our community investment programmes. Over the past five years, we have created between US$600m – US$800m in community value every year. Cumulatively, this amounts to over US$3.54bn which, we believe, presents a significant investment in the economic wellbeing of our host communities and their estimated 435,000 residents.

This year, we strengthened our commitment to diversity and inclusivity among our workforce. We aim to have a workforce profile that reflects the demographics of the countries and communities in which we operate. While we have made progress in this regard – particularly at South Deep, where Historically

Disadvantaged South Africans (HDSAs) now comprise 73% of the workforce, and women 23% – we are falling short when it comes to broader gender diversity across the Company. Only 20% of our Group workforce and leadership teams are women.

During 2020, we rolled out a Group diversity and inclusion dashboard that not only measures the representation of women at all levels in the Company but also evaluates lead indicators in the areas of inclusivity, recruitment, talent management, employee retention and corporate culture. As we improve these lead indicators, we believe that more women will join and remain at Gold Fields.

Climate change is undoubtedly one of the defining global challenges society is facing today. Gold Fields has made considerable progress in mitigating our contribution to climate change. Our efforts are led by energy savings and efficiency initiatives, which enabled us to save 804kt CO2e in emissions over the past six years – with the added benefit of cost savings for our operations.

Similarly, our recent investment in renewable energy projects not only secured stable and cost-effective energy supplies for our mines, but also reduced their carbon emissions. During 2020, we commissioned renewable microgrids, supported by battery storage, at our Agnew and Granny Smith mines in Australia. Agnew became the first gold mine in the world to derive over 50% of its power from renewable energy sources, mostly wind turbines supported by a solar plant and low-carbon gas. We have furthermore advanced plans to introduce renewables at Gruyere and St Ives, as well as Salares Norte when it starts operating in 2023.

In February 2021, South Africa’s national regulator approved the electricity generation licence for South Deep’s 40MW solar plant, following a three-year application process. Once approved by the Board, construction of the plant is set to take a year. The project will provide up to 20% of South Deep’s average electricity consumption and significantly reduce the mine’s carbon emissions.

Haulage diesel for our mining fleet accounts for half of the Group’s energy consumption. We are increasingly focusing on initiatives to reduce this, such as diesel-gas hybrid vehicles and, more ambitiously, looking at ways to introduce electric vehicles underground. Through the International Council on Mining & Metals (ICMM), we are working with our peers and equipment manufacturers to accelerate the development of electric vehicles for our primary fleet which, once rolled out, will have the added benefit of markedly reducing Diesel Particulate Matter (DPM) emissions from underground operations.

We have also improved our transparency around climate change issues by aligning our reporting with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD). We published our third TCFD-aligned Climate Change Report in conjunction with this IAR.

Sound management of water resources is another critical issue that has taken on renewed urgency as the climate changes, particularly in South Africa, Peru, Chile and Australia, which are water-stressed countries. Water is, of course, also a critical input for our processing activities. We have no option but to use water efficiently, which requires that we reduce our demand for freshwater from surrounding catchment areas. We set two key targets to ensure we efficiently manage our water usage. These are, firstly, reducing freshwater use by 3% – 5% a year and, secondly, recycling and reusing at least 70% of our water. We achieved both targets during 2020.

Our commitment to responsibly use our water resources is integral to sound environment stewardship at our operations. During 2020, for the second consecutive year, Gold Fields again recorded no serious environmental incidents. This is an important achievement, as environmental incidents could also potentially impact the communities around us and our social licence to operate.

The mining industry’s environmental practices have been in the spotlight

IAR-15

Gold Fields Integrated Annual Report	2020

CHIEF EXECUTIVE OFFICER’S REPORT CONTINUED

following the catastrophic collapse of the tailings storage facility (TSF) at Vale’s Córrego do Feijão iron ore mine near Brumadinho, Brazil, in January 2019, which killed 270 people. Subsequent to this tragedy, ESG-focused investors and the United Nations (UN) Environment Programme engaged the industry through the ICMM to develop a new standard for managing tailings. In August 2020, the parties officially launched the Global Industry Standard on Tailings Management (GISTM), strengthening current practices by integrating social, environmental, economic and technical considerations. ICMM members have until August 2025 to fully implement the standard at all their TSFs, but all facilities that have high-potential consequences will have to conform to the standard two years earlier. Gold Fields is set to complete a gap analysis at its 37 TSFs by mid-

2021, after which we will commence work to close all identified gaps.

ESG CHARTER

Over the past decade, Gold Fields has integrated environmental, social and governance issues into the operational management of our mines and projects. Managing safety has always been an operational responsibility.

In recent years, successfully managing ESG issues has become a critical consideration for our stakeholders, particularly investors, who increasingly expect that we transparently disclose the impact of and how we manage ESG, as well as whether these align with Gold Fields’ strategy. Many of our peers have committed to performance targets, especially on climate change.

To date, Gold Fields has mostly used internal objectives to guide the

ESG work we do at our operations. We have decided to integrate high-level priorities into an ESG Charter to drive longer-term goals and are finalising detailed targets for implementation by 2025. These targets will be released later in 2021.

As we have for some time, we will again be including ESG-linked performance targets in the Group’s Balanced Scorecard (BSC) for this year (see p26) and in the long-term, three-year incentive plans for our senior employees (see our Remuneration Report in the AFR on p26 – 54).

Our ESG priorities are associated with wide-ranging objectives and strategic intents, including some previous public commitments. These are outlined in the table below, with details provided in the respective sections in this IAR:

GOLD FIELDS STRATEGIC ESG PRIORITIES

Strategic priorities	Objectives	Strategic intents	Details

Partnering to ensure the safety, health and wellbeing of our workforce and alleviating such impacts on our communities	Eliminating fatalities, serious injuries, illnesses and mental harm that could arise from our mining activities

1.   Zero fatalities and serious injuries at our operations

2.   Eliminate vehicular incidents by implementing advanced collision avoidance technologies

3.   Significantly reduce underground exposure to DPM

4.   Minimise health and environmental impacts on our host communities

p51 p52 p54 p89

Build a diverse and inclusive workplace	Increase the proportion of women and Indigenous People in our workforce	5. Increase the proportion of women in our workforce, including women in leadership and women in mining in all our operating regions	p59

Unlocking business, community and stakeholder value	Maximise in-country and host community employment and procurement	6. Maximise Group host community employment 7. Maximise Group host community procurement spend 8. Maximise Group in-country procurement	p85 p84 p84

Pursuing decarbonisation and building resilience to climate change in line with our commitment to the Paris Agreement for a just transition to net-zero carbon emissions	Reduce carbon emissions, freshwater use and exposure to climate-related risks to operations, stakeholders and the environment

9.   Continue pursuing carbon emissions reductions at all our operations

10.  Increase Group renewable energy use and include at least 20% renewables in all new projects

11.  Introduce electric vehicles in our underground operations

12.  Reduce freshwater use and optimise Group water recycling and reuse levels

p100 p101 p73 p99

Full compliance with the 2020 Global Industry Standard on Tailings Management	Safe and responsible tailings management	13. Achieve and maintain compliance with the GISTM as committed to by ICMM members	p103

IAR-16

Gold Fields Integrated Annual Report	2020	OUR LEADERSHIP AND STRATEGY

EXTERNAL ENVIRONMENT

Of the external strategic dynamics that inform Gold Fields’ decision-making and influence our business performance, the gold price is the most significant. During 2020, the gold price continued the upturn that started early in 2019, when gold was trading at around US$1,300/oz. The metal traded at US$1,530/oz at the beginning of 2020, and hit an all-time high of US$2,070/oz in August before easing back to around US$1,800/oz at year-end and US$1,700/oz in March 2021. The average gold price received by our mines during 2020 amounted to US$1,768/oz, a 27% increase from the US$1,388/oz received in 2019.

The fluctuating gold price reflects the volatile external environment amid global economic and political uncertainties and, above all, the impact of Covid-19. Drivers supporting gold include increasing global debt, an expectation of higher inflation in key economies, continued low rates of interest, central bank support and continued geopolitical risks. This is tempered by reduced fabrication and jewellery demand for the metal.

While much of the gold price’s short-term movement is driven by market sentiment and geopolitical developments, gold’s role as an investment medium is still as relevant today as it has been for decades. Furthermore, primary supply appears to have peaked and years of underinvestment in the industry have set the scene for flat to lower gold production even in the face of higher prices. Mine supply, which in 2019 showed its first decline in 10 years, continued to decrease by 4% during 2020 according to the World Gold Council. Many gold market analysts are of the view that the industry has reached peak production levels given the limited number of new gold discoveries since the mid-1990s, together with the decreased levels of exploration spend over recent years. This could influence gold positively in the longer term.

We believe that capital expenditure in the industry has to increase, with companies needing to invest in new projects and exploration activities to maintain current production levels. In our assessment, the recent spate of consolidation in the industry is a response to the under-investment in capex in recent years even in the wake of higher gold prices.

Gold Fields does not seek to predict the gold price. We expect volatility and structure our business accordingly to achieve a 15% FCF margin around a planning gold price of US$1,300/oz. Beyond that, we seek to maximise value by:

●	Prioritising cash-flow over production volumes
●	Eliminating marginal mining
●	Hedging a portion of our gold production in times of high capex and debt

Therefore, we believe the Group is in a relatively strong state to weather a sustained lower gold price at just over US$1,000/oz, and well positioned to capture the upside of the higher price as we did in 2020.

Other external dynamics that impacted Gold Fields during 2020 were:

●	The Covid-19 pandemic – see p53, 57 and 87
●	Resource nationalism – see p92
●	Social licence to operate – see p82

OUTLOOK FOR 2021

This year will see another big capital investment for Gold Fields, with total capital expenditure (capex) guidance of US$1,177m for the year, of which US$538m is sustaining capital. Of the US$639m in project capital, US$508m will be allocated to Salares Norte, which is expected to be 70% complete by end-2021. Salares Norte will have a significant impact on Gold Fields’ long-term production and cost profile, as the mine will be producing 450koz gold-equivalent production per year for the first seven years at AIC of US$465/oz – one of the lowest in the industry.

In 2021, Group attributable production is expected to be higher at 2.30Moz – 2.35Moz. Given the high capital spend, AIC is set to be between US$1,310/oz – US$1,350/oz. Excluding capital spend on Salares Norte, we expect AIC of US$1,090/oz – US$1,130/oz. AISC is guided at US$1,020/oz – US$1,060/oz.

The main drivers behind production and cost guidance for 2021 are:

●	A 27% increase in production at South Deep to 290koz. The mine’s management team has a clear understanding of the operation and the different activities in the mining value chain. Looking beyond 2021, we are confident that a further 20% – 30% can be added to production levels over the next four years
●	Damang is moving into the heart of the Damang pit ore body. As such, the mine is guiding 23% higher production at 275koz and at significantly lower AIC of US$790/oz (2020: US$1,035/oz)
●	Following its first full year of production during 2020, the Gruyere team is meeting production and processing targets. For 2021, the mine is guiding for production to increase by 9% to 280koz (100% basis)

The risk of stoppages due to Covid-19 has not been factored into any guidance estimates and the extent of Covid-19 impacts on either production or costs is indeterminable at this stage.

Gold Fields’ 2021 business plans are based on an average gold price of US$1,600/oz (A$2,100/oz, R900,000/kg).

NOTE OF THANKS

By the time you read this, I will have officially departed as Gold Fields’ CEO, and Chris Griffith would have stepped into the position on 1 April 2021. I want to welcome Chris to the Company and assure him that he is leading an organisation that is sound, sustainable and imbued with the right values. Above all, he will be working with a formidable group of people and can take comfort in the knowledge that this team will be behind him as he leads Gold Fields into the future.

I have been with Gold Fields in a leadership position since it was formed through the merger of Gold Fields of South Africa and Gencor’s gold assets in late 1997. My first 11 years were spent as CFO and, since 2008, I served as the Company’s CEO. It has been an eventful and sometimes tumultuous journey but, above all, enormously rewarding and humbling.

IAR-17

Gold Fields Integrated Annual Report	2020

CHIEF EXECUTIVE OFFICER’S REPORT CONTINUED

The Gold Fields of today is unrecognisable from the company we founded 23 years ago. Most notably, the Company has expanded into a more global and modernised operation, while still retaining its roots in South Africa. I can honestly say with confidence that our current portfolio of mines is well positioned to create financial and economic benefits for its stakeholders on a standalone basis for years to come.

I am equally proud of the changes we instilled relating to our people, external stakeholders – particularly our host communities – and the environment we impact. The Company has an unshakable commitment to sustainability and our stakeholders are accruing real value from our mining activities. Environmental stewardship also enjoys a high priority among our management teams.

Our achievements would not have been possible without the full backing of the people of Gold Fields. I had the pleasure of meeting and getting to know as many of you as I could during my travels across the regions. Each and every one of you has made a valuable contribution to the success of our Company. While we have jointly experienced some difficult times over the past few years, including wide-ranging restructuring initiatives and the Covid-19 pandemic, I believe we have emerged from them stronger. I extend my most sincere gratitude to you, my colleagues, recognising your commitment, resilience and expertise.

I have naturally worked more closely with some of you more than others. Paul Schmidt, our CFO, has been my right-hand man from the day I took over as CEO. He has always been a voice of financial reason, for which I continue to be extremely grateful. I also relied heavily on the members of the Company’s Executive Committee, who guided and advised me in managing a complex multinational organisation.

Finally, I would like to express my sincere gratitude to my fellow directors over the past 26 years. As CFO and CEO, I have had the privilege of working with a number of visionary Chairpersons: Brian Gilbertson, Alan Wright, Dr Mamphela Ramphele and, over the past eight years, Cheryl Carolus. They each provided valuable oversight and effective governance, while mapping the strategy that led to Gold Fields’ successful transformation. I want to express a special note of gratitude to Rick Menell, who has been on the Board since I took over as CEO in 2008. His guidance on our corporate transactions and strategy in particular, has been invaluable over these years.

I leave Gold Fields with one major regret – that we still record fatalities and injuries at our operations. On the day I took office as CEO on 1 May 2008, nine miners at South Deep died when the cage they were being transported in plummeted down a shaft. At the end of that year, we reported an unfathomable 47 deaths. I have prioritised safe production by making safety our number one value. While our safety performance has significantly improved since then, even last year we still recorded one fatality and six serious injuries. Our goal of achieving zero harm proved to be elusive during my tenure, but I sincerely believe we have built the foundations to achieve this in the imminent future.

Nick Holland

CEO

MESSAGE FROM THE INCOMING CEO

As I step into the CEO role at Gold Fields, I want to first and foremost acknowledge the great work done by Nick Holland, his management team and all the employees at the Company.

It is a credit to Nick that, since he took over in 2008, the Company has been fundamentally transformed from a South Africa-centric and labour-intensive operation to one that is global, sustainable and ethical. It is a company I believe embodies global leadership in sustainable gold mining.

The strong performance and reputation of the Company is built on a number of pillars, and, together with the corporate and regional management teams, I plan to build on these successes.

These include the work Gold Fields has done in the area of sustainability, spearheaded by an uncompromising commitment to safety and health. But it also includes the Company’s environmental stewardship, particularly its roll-out of renewable energy, and its ground-breaking work on community value creation through host community employment and procurement.

On the operational front, all the mines are at present contributing positively to the Group’s cash-flow and investing in their longevity by replacing depleted Mineral Reserves and Resources. The Group’s longer-term sustainability is ensured with the prospective, low-cost Salares Norte project in Chile, currently under construction.

There is clearly always room for improvement and I will be working with the teams on enhancing their financial and operational excellence, including further implementing innovation and digital technologies to improve safety, costs and efficiencies.

Not surprisingly, many stakeholders want to know if I will fundamentally change the strategy or portfolio of the Company. I will take my time to fully understand the business, its operations and the leadership team before taking a closer look at these wider strategic issues. Having said that, the gold market is very dynamic at the moment and it would be remiss of us not to be alert to opportunities that may add shareholder value.

Taking over the helm at Gold Fields is a great opportunity – and challenge. I look forward to working with one of the industry’s leading teams to build on the foundation laid by Nick. I want to thank him again for his leadership and wish him well in his retirement.

Chris Griffith

Incoming CEO

IAR-18

Gold Fields Integrated Annual Report	2020	OVERVIEW OF STRATEGIC PILLARS

SAFETY AND WELLBEING OF OUR PEOPLE

Safety is Gold Fields’ number one value, and our operations continue to mine only as long as it is safe to do so. Over the past decade, we made significant progress in our efforts to eliminate all fatalities and serious injuries at our operations. Unbundling our labour-intensive legacy South African gold mines to Sibanye Gold (now Sibanye-Stillwater) in February 2013 immediately reduced both the number of fatalities at our operations and our TRIFR, the foremost indicator used in the global mining sector to measure safety performance. However, since then, we continue to record at least one fatality every year, as we did in 2020. We also recorded six serious injuries during 2020.

Over the past few years, all our mines have transitioned to the ISO 45001 safety management system that enables an integrated approach to health and safety management. Furthermore, safety management informs the annual performance bonuses of our executives, managers and the broader workforce.

In 2018, we formed a Group Safety Leadership forum and introduced a range of programmes to drive the right behaviours across our business. First among them is our CSL programme, which aims to equip our employees with the practical tools needed to become safety leaders. Over 50% of our employees completed the CSL programme and, once this programme has been rolled out to all employees, we plan to extend our Australian behaviour-based programme, Vital Behaviours, throughout the Group. We are simultaneously implementing a range of new technology systems to enhance our employees’ safety, including people tracking, collision avoidance and traffic management.

Over the past 10 years, we have steadily intensified our efforts to prevent occupational diseases and health issues that impact our workforce. These include health risks associated with Noise-Induced Hearing Loss (NIHL), DPM, Silicosis and Tuberculosis (TB). We comply with all occupational health regulations and, in countries where regulations have not been promulgated, we follow industry best practice standards.

2020 PERFORMANCE

Recorded one fatality (2019: one)

and six serious injuries (2019: four)

TRIFR regressed to 2.40 per million hours worked (2019: 2.19)

Recorded 10 Covid-19-related deaths among our employees

(up to 29 March 2021)

Rolled out extensive Covid-19 intervention programmes

CSL programme rolled out to 50% of employees

First pay-outs to ex-mineworkers suffering from Silicosis in South Africa made from the Tshiamiso Trust

Developed a Group health guideline

For more details on our 2020 performance, refer to p50 – p55.

The Covid-19 pandemic has further highlighted the impact of non-occupational diseases on our business. Our operations in Ghana and South Africa have long assisted our employees in dealing with Malaria and HIV/Aids, among others, and our approach to mitigating the effects of Covid-19 was no different. More recently, our operations have also introduced programmes to prevent and mitigate risks associated with mental health issues among our people.

SAFETY TRENDS FROM 2010 TO 2020

IAR-19

Gold Fields Integrated Annual Report	2020

DEVELOPING A FIT-FOR-PURPOSE WORKFORCE

As Gold Fields evolved over the past 10 years, so has our workforce profile. The most notable manifestation of the Sibanye Gold unbundling was the dramatic decrease in our workforce by about 30,000 people. Another feature of the past decade is increased modernisation at all our mines, which has required a change in the skills level of our employees. It has therefore become critical that we repositioned ourselves to build a pipeline of talent that will strengthen the sustainability of the Group.

Attracting and retaining the right skills starts with competitive, market-related and performance-based remuneration while also embracing modern working practices, such as flexible work arrangements. More than this, however, it also requires continued investment in training and development to meet the future needs of an increasingly mechanised, modernising and automated mining industry. We are also responsible for ensuring a safe and healthy workplace for our people, and for being a company they can be proud of by investing in the sustainability of our operations and the welfare of the communities we impact.

Our workforce profile has also changed in other ways. As at end-2020, contract workers across our regions accounted for about two-thirds of our total workforce. This necessitates close contractor management and ensuring that contractors align with Gold Fields’ values, policies and procedures – particularly those relating to safety, human rights and environmental management.

A second defining trend over the past decade has been the increased focus on host community employment. Members from our host communities now make up over half of our workforce, which aligns with our strategy of creating value for the communities in the regions where we operate.

Finally, our workforce has become more diverse and transformed – particularly in South Africa, where Historically Disadvantaged Persons (HDPs) are increasingly assuming a larger share of leadership positions. However, we recognise that we still have a long way to go before our workforce fully reflects the varying

2020 PERFORMANCE

Improved gender diversity – women comprise 20% of our global workforce, of which 50% are women in mining and 21% are in leadership

86% of employees are nationals of the regions in which we operate

US$676m of our value created remained with our host communities

53% of our employees are from our host communities

73% of the total workforce at South Deep are HDSAs

For more details on our 2020 performance, refer to p50 – p59.

demographics of the countries in which we operate. To achieve this, we need to address unconscious bias in the workplace, capitalise on the value diverse perspectives bring to Gold Fields, and attract candidates from underrepresented backgrounds and host communities. While our definition of diversity extends beyond gender alone, we are aware that women only account for 20% of our employees across the Group and, therefore, enhancing gender diversity is a key focus area going forward.

WORKFORCE BY GROUP AND REGION (end-December)

	Total workforce			Employees	Contractors	Proportion of Nationals[1]

	2020	2010		2020	2020	2020

Americas	4,268	346		568	3,700	98%

Australia	2,998	562		1,668	1,330	78%

South Africa	4,027	43,822	[2]	2,226	1,801	84%

West Africa	7,003	2,538		1,063	5,940	99%

Corporate	116	98		116	0	75%

Total	18,412	47,268		5,641	12,771	86%

1 Employees only (not contractors)

2 Workforce pre-Sibanye unbundling

IAR-20

Gold Fields Integrated Annual Report	2020	OVERVIEW OF STRATEGIC PILLARS

CREATING A GLOBAL, SUSTAINABLE PORTFOLIO

Gold Fields’ overriding strategic objective is to improve the quality of its portfolio by lowering Group AIC, thereby increasing our free cash-flow (FCF) to create value for our stakeholders. To achieve this, we employ various elements in the portfolio management process, including:

●	Acquiring or developing lower-cost (than Group average), longer-life assets
●	Extending the life of current assets through near-mine brownfields exploration
●	Focusing on in-country opportunities to leverage off our existing footprint, infrastructure and skills set
●	Disposing of higher-cost, shorter-life assets

All assets in our portfolio are subject to the Group’s annual strategic planning process, which assesses how each operation can best maximise cash-flow, life-of-mine and margin.

The composition and geographic distribution of Gold Fields’ portfolio of assets fundamentally changed in 2013. The most significant changes were the unbundling of the legacy South African gold mines into Sibanye Gold in February 2013, as well as the acquisition of the Yilgarn South Assets (Darlot, Granny Smith and Lawlers) from Barrick Gold in Western Australia during October of that year. Before this, our South African assets accounted for 50% of total production. Now, our Australian mines comprise just under half of our portfolio.

We have been on an investment drive since 2017 to improve the sustainability of our production base. During this time, we invested US$347m into the Damang Reinvestment project, spent A$350m to acquire 50% of the Gruyere project and A$329m to build the mine, paid US$185m for a 45% interest in the Asanko mine in Ghana, and invested US$13m to restructure South Deep. Furthermore, in 2020, our Board gave the go-ahead for construction of the US$860m Salares Norte mine in Chile after spending US$161m in the preceding four years on project and exploration costs.

2020 PERFORMANCE

Achieved the first full year of production at Gruyere

Damang Reinvestment project bearing fruit

Commenced construction of the Salares Norte project in Chile

Invested US$50m in near-mine exploration, mostly at our Australian mines

South Deep recovery continues

Increased Mineral Reserves to 52.1Moz

For more details on our 2020 performance, refer to p60 – p67.

We promote the sustainability of our portfolio by investing in near-mine exploration, which averaged between US$50m – US$80m a year over the past five years. Since 2013, our Mineral Reserves position has remained relatively stable at around 50Moz as our successful exploration drives have replaced and exceeded the volumes of depleted Mineral Reserves.

Now, Gold Fields has a portfolio of nine mines and one project. We believe that a portfolio of no more than 10 mines is optimal, allowing management to properly focus on operations and maintain safe and profitable production of between 2.0Moz – 2.5Moz per year for the next 10 years.

ATTRIBUTABLE GOLD-EQ PRODUCTION	ATTRIBUTABLE GOLD-EQ MINERAL RESERVES

IAR-21

Gold Fields Integrated Annual Report	2020

PROFITABLE PRODUCTION AND SUSTAINABLE CASH-FLOW

The core focus of Gold Fields’ strategy is to grow its FCF margin and sustain this in the long term. Therefore, when looking at growth within Gold Fields, we focus not on increasing our levels of production, but rather on reducing Group AIC, increasing the FCF margin per ounce of gold produced and sustainably extending the average reserve life per operation. The Group targets an FCF margin of at least 15% at a notional long-term planning gold price of US$1,300/oz. This provides a degree of downside resilience should the price decline below that level in the short term. At the same time, it means we can improve our margins should the gold price exceed that level – which has been the case for the last two years.

Our progress towards our target is supported by the gradual decline of Group AIC to below US$1,100/ oz over the past few years. In Q4 2012 – the last quarter before the Sibanye Gold unbundling – Group AIC amounted to US$1,621/oz. All the while, our production levels held steady at around 2.20Moz.

The improved cost performance at stable production levels and the higher gold price received, as well as the gradual easing of our capex programme, ensured that net cash-flow from operating activities improved steadily over the past few years, culminating in inflows of US$631m in 2020. This translated into an FCF margin of 28% at a gold price of US$1,771/oz, meaning that we successfully exceeded our 15% target for four consecutive years. During 2021, our US$508m capex programme at Salares Norte will push up AIC temporarily.

2020 PERFORMANCE

Achieved revised production and cost guidance for the year

Limited the impact of Covid-19 on production to 3% of original guidance

South Deep achieved record cash- flow of US$34m (2019: US$15m)

Produced 1.0Moz at our Australian mines, with Gruyere contributing for the full year for the first time

Australian region tripled its net cash-inflow to US$498m

Cerro Corona’s gold-equivalent production declined by 29%

Damang continues to build-up production and lower AIC

For more details on our 2020 performance, refer to p68 – p73.

GROUP AIC AND CASH-FLOW TRENDS FROM 2012 TO 2020

IAR-22

Gold Fields Integrated Annual Report	2020	OVERVIEW OF STRATEGIC PILLARS

CAPITAL ALLOCATION AND SOUND BALANCE SHEET MANAGEMENT

Our priorities for the free cash-flow (FCF) we generate are:

●	Strengthening the balance sheet: At the height of the growth capital cycle at the end of 2018, the Group’s net debt:EBITDA (excluding lease liabilities) peaked at 1.45x. With Gruyere and Damang now at or approaching steady state, we have used the free cash generated in 2020 to reduce net debt further and strengthen our balance sheet
●	Funding growth projects: Capex for the Salares Norte project in Chile is planned to total US$860m (in 2020 terms), a portion of which will be funded from cash-flow. Apart from the Salares Norte project, there is no major growth capital budgeted for the medium term

●	Returning dividends to shareholders: Gold Fields has a long and well-established Dividend Policy of paying out between 25%

– 35% of normalised earnings to shareholders. During 2020, Gold Fields declared a total dividend of R4.80/share, which translates to 30% of normalised earnings

Gold Fields’ Hedging Policy allows for hedging to protect cash-flows, firstly, at times of significant capex, secondly, to address specific debt servicing requirements and, thirdly, to safeguard the viability of higher-cost operations. We do not enter into long-term systematic hedges, but do determine whether short-term hedging is appropriate.

Given the high levels of project capital incurred over the past three years, the Group has run an active hedging programme using short-term hedges to protect our cash-flow and balance sheet. These gold, copper, oil and foreign exchange hedges resulted in a net realised loss of US$417m in 2020.

2020 PERFORMANCE

Continued reduction in net debt to US$1,069m (2019: US$1,664m)

Excluding lease liabilities, net debt totalled US$640m at end-2020

Net debt:EBITDA ratio of 0.56x (2019: 1.29)

Total dividend payment of R4.80/ share (2019: R1.60/share)

Loss on gold, copper, oil and foreign exchange hedges of US$239m

Successful US$249m equity raise to fund Salares Norte construction

For more details on our 2020 performance, refer to p74 – p80.

With the project capital having largely been spent by mid-2019, the purpose of the hedging programme shifted to servicing debt, with management paying down almost US$600m during 2020 and the net debt:EBITDA ratio falling substantially below 1x. Gold Fields is generally active in the debt markets through a range of instruments to further improve the liquidity and profile of Group debt.

DEBT AND DIVIDEND TRENDS FROM 2010 TO 2020

IAR-23

Gold Fields Integrated Annual Report	2020

VALUE CREATION FOR STAKEHOLDERS

The mining industry significantly impacts the countries and communities in which it operates. For Gold Fields, the stakeholders most material to our business are those who have a substantial influence on our ability to create value or secure our regulatory licenses, and those in our host communities who can influence our social licence to operate. We build relationships that are open, transparent and constructive, and actively engage with our key stakeholders on the issues they care about the most at the local level.

It is important that our local stakeholders receive material, real benefits from the mining activities taking place in their midst. Since 2013, our total value creation has ranked between US$2.4bn – US$3bn a year in the form of payments to suppliers, salaries and wages to employees, taxes and royalties to governments, dividend and interest payments to capital providers, as well as investments in socio-economic development (SED) in our host communities.

In addition, Gold Fields continues to focus on maximising in-country economic impact. Of our procurement spend, 96% is to in-country suppliers, while, on average, 86% of our employees are in-country nationals.

In recent years, our host communities have emerged as the most critical stakeholder for our mines, and their success is essential for our operational sustainability. By creating jobs among our workforce for host community members, procuring goods and services from host community enterprises and investing in community projects, we deliver enduring value, while contributing to our communities’ social and economic growth and development. Our performance during 2020 illustrates this:

●	Along with our contractors, we employed 8,752 people, or 53% of our workforce, from host communities
●	Host community procurement amounted to US$536m, or 29% of total spend
●	Our investment in SED projects in our host communities totalled US$17m, and also created 672 non-mining jobs

Our initiatives ensured that US$676m, or 28% of our total value creation, remained with our host communities in 2020. In 2015, before we commenced our

2020 PERFORMANCE

Total value created for our stakeholders amounted to US$2.85bn (2019: US$2.58bn)

Provided over US$3.3m in support of governments’ and communities’ Covid-19 programmes

Of our total value created, US$676m remained with our host communities

Achieved a strong share price performance, and paid R4.80/share in dividends

Payments to governments amounted to US$381m (2019: US$254m) in the form of taxes and royalties

Payments to business suppliers totalled US$1,786m (2019: US$1,744m)

Paid a total of US$412m in wages and benefits to our employees (2019: US$395m)

Published our first Report to Stakeholders

For more details on our 2020 performance, refer to p81 – p95.

community value-creation programme the following year, total community value distribution amounted to a mere US$16m, as we did not actively promote or measure host community employment and procurement. Our cumulative host community value creation from 2016 – 2020 was US$3.54bn. This is a shift in approach from community contribution to delivering enduring value to our stakeholders.

IN-COUNTRY EMPLOYEE AND HOST COMMUNITY WORKFORCE	IN-COUNTRY AND HOST COMMUNITY PROCUREMENT SPEND	HOST COMMUNITY VALUE CREATION RELATIVE TO SED SPEND

IAR-24

Gold Fields Integrated Annual Report	2020	OVERVIEW OF STRATEGIC PILLARS

ENVIRONMENTAL STEWARDSHIP

Gold Fields is committed to responsible environmental stewardship. The conservative use of water and energy resources by our mines is not only critical for them to remain effective, but also to limit the impact of our usage on the surrounding communities and environment. To facilitate this, Gold Fields strictly adheres to all local legislation and regulations, and is guided by a number of leading external standards. We have developed several Group environment-related policies – relating to environmental stewardship, climate change, materials and supply chain stewardship, water stewardship and tailings management – as well as a range of related guidelines.

Water is a key focus area of our environmental strategy. Not only is it becoming an increasingly scarce and expensive resource globally, but we also draw water from the same catchment areas as our local communities. In countries like Peru and Chile, for example, water management has become a key source of friction and conflict between mines and their host communities.

A reliable and cost-efficient supply of energy is equally critical to our operations. Apart from labour, energy is the biggest operational cost at our mines. It is therefore critical that we use energy efficiently, as it is also a significant contributor to our carbon footprint in the form of Scope 1 and 2 emissions. The negative physical impacts of climate change are real and immediate, due to:

●	The long-term risks posed to our operations and surrounding communities because of extreme weather events, such as severe rainfalls and prolonged droughts
●	Increasing efforts to regulate carbon emissions in most of our jurisdictions
●	Taxes on non-renewable energy consumption increasingly being imposed by governments

As such, Gold Fields’ climate change programme specifically focuses on energy management programmes to reduce emissions and energy costs, including the use of renewable

2020 PERFORMANCE

Experienced no serious (Level 3 – 5) environmental incidents for the second consecutive year

Ranked within the top five in the DJSI for the 10th straight year

Spent US$257m on energy usage (2019: US$300m)

Increased energy consumption by 5% to 13,129TJ (2019: 12,498TJ)

Achieved 80% of the 2017 to 2020 emissions reduction target of 800kt CO2e

Launched renewable energy microgrids at Agnew and Granny Smith

Started implementation of the new GISTM to be completed by 2025

Recycled/reused 71% of our total water consumption, which is above ICMM targets

93% of progressive rehabilitation plans implemented

For more details on our 2020 performance, refer to p96 – p103.

energies and increasing the reuse and recycling of water. We integrate assessment of climate-related risks and opportunities in project studies, as well as operational and strategic planning.

CO2 INTENSITY	ENVIRONMENTAL INCIDENTS

IAR-25

Gold Fields Integrated Annual Report	2020

GROUP SCORECARDS

WE ARE COMMITTED TO ACHIEVING OUR VISION OF BEING THE GLOBAL LEADER IN SUSTAINABLE GOLD MINING. OUR STRATEGY IS DESIGNED TO ENABLE THE DELIVERY OF THIS VISION THROUGH AN INTEGRATED APPROACH. OUR STRATEGY, WHICH COMPRISES FOUR PILLARS – ORGANISATIONAL CAPACITY, INTERNAL BUSINESS PROCESSES, STAKEHOLDERS AND FINANCIAL PERFORMANCE – IS FURTHER INFORMED BY OUR DEDICATION TO OPERATIONAL RESILIENCE, DEBT REDUCTION AND INTEGRATED THINKING. THE INFOGRAPHIC BELOW SHOWS HOW WE PERFORMED AGAINST OBJECTIVES SET IN THE GROUP 2020 SCORECARD.

IAR-26

Gold Fields Integrated Annual Report	2020	OUR LEADERSHIP AND STRATEGY

IAR-27

Gold Fields Integrated Annual Report	2020

GROUP SCORECARDS CONTINUED

THE INFOGRAPHIC BELOW SHOWS THE KEY OBJECTIVES UNDER OUR GROUP 2021 SCORECARD

OUR 2021 GROUP SCORECARD

OBJECTIVES:

1 FINANCE

2 STAKEHOLDERS

IMPROVE REPUTATION WITH STAKEHOLDERS

3 INTERNAL BUSINESS PROCESSES

IMPROVE STRATEGIC PLANNING PROCESS
Improve the strategic planning process

IMPROVE CAPITAL DISCIPLINE PROCESS
Improve our process as it relates to allocating and managing capital

4 ORGANISATIONAL CAPACITY

BUILDING RESILIENCE TO CLIMATE CHANGE – WATER
Improve the security and efficiency of water use

INCREASE RESILIENCE TO CLIMATE CHANGE – ENERGY
Strengthen our security of supply to avoid operational interruptions, improve energy efficiencies, optimise energy costs and reduce our greenhouse gas emissions

IMPROVE ASANKO INVESTMENT
A recommendation backed by an execution plan is to be made on the future strategy with regards to our investment in the JV during 2020

IMPROVE THE QUALITY OF AMERICAS PORTFOLIO
Improve the quality of the Chilean portfolio
Advance Salares Norte Project

SOUTH DEEP PEOPLE AND PROCESSES IMPROVEMENT
Relentless focus on developing people and improved processes, to deliver their and the business' full potential

IAR-28

Gold Fields Integrated Annual Report	2020	OUR LEADERSHIP AND STRATEGY

IMPROVE FREE CASH-FLOW
Increase free cash-flow per ounce at a set gold price

IMPROVE CAPITAL RETURNS
Improve rate of return on capital invested

Improve investor and analyst confidence, community and government reputation in Gold Fields

IMPROVE SAFETY, HEALTH AND ENVIRONMENT AND WELLBEING
- Eliminate fatalities, serious injuries and environmental incidents in our business and remove people from risk
- Improve the health and wellbeing of our workforce

IMPROVE ORGANISATIONAL CULTURE
Improve engagement levels of employees

IMPROVE TAILINGS FACILITY MANAGEMENT
Further reduce dam safety risks and commence with implementation of the Global Industry Standard on Tailings Management (GISTM)

IMPROVE INNOVATION AND TECHNOLOGY
Improve operational health and safety, business processes, efficiencies of operations and productivity through the implementation of innovation and technology initiatives, based on the Gold Fields modernisation (I&T) roadmap

IMPROVE PEOPLE CAPACITY
Deliver the people scorecard as per plan

IMPROVE FEMALE REPRESENTATION
Increase the number of women in the workplace

IMPROVE GOVERNANCE AND COMPLIANCE
Improve adherence to all required legislation, regulations, standards, policies agreements and procedures

Lag indicators: Performance indicators showing how successful we've been in achieving outcomes

Lead indicators: indicators of performance that drive outcomes/future success

IAR-29

IAR-30

3.1	OUR BOARD OF DIRECTORS P32 – 34

3.2	HOW WE GOVERN OUR BUSINESS P35 – 37

3.3	OUR BUSINESS MODEL P38 – 39

3.4	STAKEHOLDERS AND VALUE CREATION P40 – 42

3.5	MATERIAL MATTERS P43

3.6	RISKS AND OPPORTUNITIES P44 – 46

IAR-31

Gold Fields Integrated Annual Report	2020

OUR BOARD OF DIRECTORS

As the Company’s highest governing body, the Board of Directors assumes ultimate responsibility for Gold Fields’ adherence to sound corporate governance standards. The Board ensures that all business decisions are made with reasonable care, skill and diligence to maximise value for key stakeholders. Our Board comprises a diverse group of directors with the relevant knowledge, expertise, technical experience and business acumen to govern ethically and with honesty, transparency, responsibility, authenticity and impartiality. Below, we list our Directors as at 31 December 2020.

VALUE-ADDING EXPERIENCE

 CHERYL CAROLUS (62)

Chairperson

BA Law; Bachelor of Education, University of the Western Cape; Honorary Doctorate in Law, University of Cape Town (UCT)

APPOINTED TO THE BOARD: Director, 2009

Chairperson, 2013

Governance and compliance, social development, training and development, people management

 RICHARD MENELL (65)

Deputy Chairperson

BA (Hons), MA (Natural Sciences Geology), Cambridge; MSc (Mineral Exploration and Management), Stanford University

APPOINTED TO THE BOARD: Director, 2008, Deputy Chairperson, 2015, Lead independent director, 2017

Resigned with effect from 10 March 2021

Executive management, mining, geology

 NICK HOLLAND (62)

Chief Executive Officer (CEO)

BCom; BAcc, University of the Witwatersrand (Wits); CA(SA)

APPOINTED TO THE BOARD: Executive director, 1998, CEO, 2008 Retired with effect from 31 March 2021

Finance, mining, management

PAUL SCHMIDT (53) Chief Financial Officer (CFO) BCom, Wits; BCompt (Hons), University of South Africa (UNISA); CA(SA) APPOINTED TO THE BOARD: Executive director, 2009, CFO, 2009	Finance, mining, management

ALHASSAN ANDANI (59) Independent non-executive director BSc (Agriculture), University of Ghana; MA (Banking and Finance), Finafrica Institute in Italy APPOINTED TO THE BOARD: 2016	Mining management, engineering

PETER BACCHUS (52) Independent non-executive director MA (Economics) Cambridge University APPOINTED TO THE BOARD: 2016	Investment banking, financing, mergers and acquisitions

IAR-32

Gold Fields Integrated Annual Report	2020	HOW WE OPERATE

While we operate in contexts that are often driven by changing social and political trends, we believe our effective and ethical governance structures enable us to protect our reputation and social licence to operate while creating sustainable value for our stakeholders. We adhere to all relevant legislation and industry standards and are committed to upholding the principles of the King IV Report on Corporate Governance for South Africa 2016 (King IV) throughout our operations. We have also voluntarily aligned our business with several international standards and guidelines as detailed on p3 of our Annual Financial Report (AFR). Our King IV application register is detailed in our full Corporate Governance Report (p2 – 17 of our AFR). Our Board met four times during the year. Our 2020 Board and Board committee attendance was 99% (2019: 97%).

VALUE-ADDING EXPERIENCE

 TERENCE GOODLACE (61)

Independent non-executive director

MBA (Business Administration), University of Wales; BCom, UNISA; NHDip and NDip (Metalliferous Mining), Witwatersrand Technikon;

MDP, UCT

APPOINTED TO THE BOARD: 2016

Mining, capital projects, commercial and operational management, risk management, mineral resource management

CARMEN LETTON (55) Independent non-executive director PhD (Mineral Economics), University of Queensland; Bachelor Mining, Engineering, WASM APPOINTED TO THE BOARD: 2017	Mining engineering, corporate governance, risk management, corporate strategy

 PHUTHI MAHANYELE-DABENGWA (50)

Independent NED

BA Economics, Rutgers, State University of New Jersey; MBA, De Montford University, Leicester

APPOINTED TO THE BOARD: 2018

Resigned with effect from 28 February 2021

Financial, infrastructure development, commercial

 STEVEN REID (65)

Independent non-executive director

BSc (Mineral Engineering), South Australian Institute of Technology; MBA, Trium Global Executive; ICD.D, Institute of Corporate Directors

APPOINTED TO THE BOARD: 2016

Mining engineering, risk management, compensation management

YUNUS SULEMAN (63) Independent non-executive director BCom, UKZN; BCompt (Hons), UNISA; CA(SA); CD(SA) APPOINTED TO THE BOARD: 2016	Auditing, financial accounting, governance

NEW APPOINTMENTS SINCE 2020 YEAR-END

PHILISIWE SIBIYA (44) Independent non-executive director BCom (Hons), University of KwaZulu-Natal (UKZN); CA(SA) APPOINTED TO THE BOARD: 2021	Executive management, finance, telecommunications

CHRIS GRIFFITH (55) CEO (with effect from 1 April 2021) BEng (Mining), University of Pretoria APPOINTED TO THE BOARD: April 2021	Mining, executive management, engineering

IAR-33

Gold Fields Integrated Annual Report	2020

OUR BOARD COMMITTEES

as at 31 December 2020

AUTHORITY AND PURPOSE

NOMINATING AND GOVERNANCE COMMITTEE Met seven times in 2020 CHAIRPERSON: Cheryl Carolus MEMBERS: Steven Reid, Rick Menell, Yunus Suleman

Considers the composition and effectiveness of the Board and its committees, as well as management as a whole. It is responsible for the succession of directors and key executives, and is involved in recruiting appropriately skilled directors. The Committee also ensures a robust approach to the Company’s corporate governance.

REMUNERATION COMMITTEE Met five times in 2020 CHAIRPERSON: Steven Reid MEMBERS: Cheryl Carolus, Alhassan Andani, Rick Menell, Peter Bacchus

Assists the Board to ensure that the Group’s remuneration practices are fair, responsible and equitable, and that it supports growth in stakeholder value. In particular, the Committee ensures that executive remuneration is directly linked to Gold Fields’ performance, thereby protecting our key stakeholders’ interests by incentivising management to deliver value.

SOCIAL, ETHICS AND TRANSFORMATION (SET) COMMITTEE Met four times in 2020 CHAIRPERSON: Carmen Letton MEMBERS: Cheryl Carolus, Rick Menell, Alhassan Andani, Nick Holland, Phuthi

Assists the Board to discharge its oversight responsibilities relating to safety, security, health, environmental, social, ethics, human rights, sustainable development and stakeholder relationships. Furthermore, it holds the Company responsible for operating an ethical and sustainable business in line with the principles of good corporate citizenship.

 CAPITAL PROJECTS, CONTROL AND REVIEW COMMITTEE

Met four times in 2020

CHAIRPERSON: Rick Menell

MEMBERS: Peter Bacchus, Terence Goodlace, Yunus Suleman, Steven Reid, Cheryl Carolus, Phuthi Mahanyele-Dabengwa, Carmen Letton

Considers, reviews and approves new capital projects exceeding US$200m and satisfies the Board that the Group has used correct, efficient methodologies in evaluating and implementing such projects. The Committee monitors progress throughout the project lifecycle and periodically reports any findings to management and the Board.

RISK COMMITTEE Met seven times in 2020 CHAIRPERSON: Peter Bacchus MEMBERS: Terence Goodlace, Carmen Letton, Yunus Suleman

Assists the Board to establish Gold Fields’ risks and opportunities. It also ensures that management identifies and implements appropriate risk management controls to ensure long-term value creation for stakeholders in a risk environment that continues to evolve.

 SAFETY, HEALTH AND SUSTAINABLE

DEVELOPMENT (SHSD) COMMITTEE

Met five times in 2020

CHAIRPERSON: Terence Goodlace

MEMBERS: Cheryl Carolus, Rick Menell, Steven Reid, Carmen Letton, Phuthi Mahanyele-Dabengwa

Assists the Board to oversee the effectiveness of the Group’s SHSD programmes and strategic plan. It also monitors the Company’s performance in this regard and ensures that it complies with relevant laws, regulations and external standards to ensure optimal safety, health and environmental practices, contributing to the Group’s social licence to operate.

AUDIT COMMITTEE Met five times in 2020 CHAIRPERSON: Yunus Suleman MEMBERS: Rick Menell, Alhassan Andani, Peter Bacchus	Oversees the integrity and transparency of Gold Fields’ corporate reporting and accounting practices, and considers risks that may affect external reports’ integrity.

AD-HOC INVESTMENT COMMITTEE Met once in 2020 CHAIRPERSON: Peter Bacchus MEMBERS: Alhassan Andani, Yunus Suleman, Steven Reid, Cheryl Carolus, Rick Menell

Considers and recommends, where appropriate, strategic, organisational and structuring options for the Group to the Board, including investment and divestment opportunities, to maximise shareholder returns sustainably.

GROUP EXCO CHAIRPERSON: Nick Holland CEO: Chris Griffith (with effect from 1 April 2021)

Our Group Exco is responsible for implementing the Group’s strategy and executing the Board’s mandate and directives. Exco meets at least every month to review Gold Fields’ performance against set strategic objectives, and develops strategies and policy proposals for the Board’s consideration. It also assists the Board in the execution of the Company’s disclosure obligations.

Exco has 12 members in total, comprising the Company’s principal officers and executive directors. More information can be found on our website at www.goldfields.com/our-leadership.php

IAR-34

Gold Fields Integrated Annual Report	2020	HOW WE OPERATE

HOW WE GOVERN OUR BUSINESS

KEY DELIBERATIONS AND DECISIONS TAKEN BY THE BOARD IN 2020

Gold Fields Board

ORGANISATIONAL CAPACITY

STRATEGIC GOALS SUPPORTED

- 75% cover for high-impact and critical roles
- Safely deliver strategic projects
- Sustain improvements at South Deep
- Improve the quality of our portfolio and deliver Salares Norte
- Improve efficiencies and security of energy and water
- Improve people capacity to deliver operation performance and Group strategy
- Ensure transparent governance and compliance with GISTM

BOARD DELIBERATIONS

- Reviewed CEO successions and appointed Chris Griffith as successor to Nick Holland. In deliberating this decision, the Board weighed up the importance of skills, expertise and relevant experience
- Reviewed Gold Fields' operational plans and strategies
- Monitored South Deep's ongoing restructuring
- Approved US$860m for Salares Norte construction and monitored progress
- Implementation of Global Industry Standard on Tailings Management (GISTM)
- Monitored the commissioning of renewables projects at two Australian mines and approved renewables plans for four other operations

FINANCIAL

STRATEGIC GOALS SUPPORTED

- Manage balance sheet and maximise returns
- Continue to reduce the Group's net debt
- Improve the return on invested capital

BOARD DELIBERATIONS

- Approved additional oil price,copper, gold and foreign exchange hedges
- Approved debt refinancing and extension of debt maturity
- Approved sale of non-strategic shareholdings

STAKEHOLDER

BOARD DELIBERATIONS

- Engaged on tailings management and the implementation of the GISTM
- Conducted full review of heritage management in Australia, and engaged investors on this issue
- Monitored ASM strategy implementation and incidents, as well as resettlement grievances in Ghana
- Strengthened engagement on and improved disclosure of environmental, social and governance (ESG) issues
- Deliberated on increases in host community employment and procurement targets, including focus on the creation of non-mining jobs
- Focused on social and economic developments in our host communities
- Monitored support and approved donations to communities and governments for Covid-19-related programmes

STRATEGIC GOALS SUPPORTED

- Increase the quality and quantity of engagement with key stakeholders
- Drive Shared Value creation with impacted communities
- Improve the Group's reputation with key stakeholders
- Drive diversity and inclusion in the workforce

INTERNAL BUSINESS PROCESSES

BOARD DELIBERATIONS

- Oversaw the development and monitored implementation of Covid-19-related policies, protocols and programmes, prioritising the safety and health of employees
- Regular feedback to Risk Committee on Covid-19-related risks, strategies and mitigating actions
- Approved Group Principles of Wellbeing
- Reviewed the causes of major internal and external safety and environmental incidents
- Reviewed and approved diversity and inclusion dashboard
- Examined the causes of the fatal incident at South Deep and developed learnings
- Approved the following environmental policy statements: Group Tailings Management Policy Statement, Climate Change Policy Statement, Sustainable Development Policy Statement, Environmental Policy Statement (February 2021)

STRATEGIC GOALS SUPPORTED

- Protect the safety, health and wellbeing of employees
- Increase diversity and inclusion among employees

IAR-35

Gold Fields Integrated Annual Report	2020

HOW WE GOVERN OUR BUSINESS CONTINUED

HOW BOARD GOVERNANCE ADDS VALUE

SETTING FAIR REMUNERATION

- Ensures executive remuneration is fair, equitable and responsible, and informed by Exco's achievement of Gold Fields' strategic objectives
- Determines remuneration principles in line with King IV
- Ensures remuneration practices align with shareholder interests and support the achievement of a sustainable business by:
  - Helping to attract, motivate, retain and reward employees
  - Driving achievement of strategic objectives through incentives and rewards
- Approves a remuneration policy that includes disclosures on implementation to ensure transparent reporting of CEO and CFO remuneration

SUPPORTING STRATEGY THAT DELIVERS VALUE AND SUSTAINABILITY

- Approves strategic goals and direction following Exco's presentation of strategy, business plans and risk register for input
- Ensures strategy drives a sustainable business agenda and considers the interests of stakeholders by balancing how risks and opportunities might impact the achievement of objectives
- Agrees upon performance targets
- Monitors implementation of strategy through quarterly Board meetings
- Quarterly CEO reports on performance against operational targets
- Performs on-site visits to operations and projects and, on occasion, interacting with individual executives on strategic and operational performance

DRIVING INCLUSIVE STAKEHOLDER ENGAGEMENT

- Approves Stakeholder Relationship and Engagement Policy to ensure that stakeholder engagement allows for collaborative and informed decision-making
- Oversees transparent reporting so stakeholder groups can make informed assessments of Gold Fields' ability to deliver sustainable value
- Drives ongoing evolution of inclusive stakeholder engagement and relationship building to balance the interests, needs and expectations of stakeholders with the best interests of the Company

BUILDING AN ETHICAL CULTURE

- Sets the tone for a culture of ethics that underpins commitment to compliance, and voluntarily adopted rules, codes and standards, where practical
- Upholds an ethos of good governance and sustainability
- Ensures business decisions are carried out with due care, skill and diligence to protect reputation and maintain licence to operate
- Promotes a culture of ethics and responsible corporate citizenship
- Carries out its fiduciary duties

CREATING A SAFE AND HEALTHY WORKING ENVIRONMENT

- Upholds the primary value of "If we cannot mine safely, we will not mine", thereby supporting the practice of stopping mining in areas or situations that are deemed unsafe
- Supports minimising potential negative impacts on employees and contractors, maintaining operational continuity and protecting reputation
- Together with management, drives a stringent safety and health culture
- Oversees adherence to safety, health and environmental legislations, standards and compliance requirements, and approves adoption of various voluntary leading safety principles

ENSURING REGULATORY COMPLIANCE AND SOUND GOVERNANCE

- Ensures compliance with all relevant laws, regulations and adopted rules, codes and standards, and the highest levels of corporate governance
- Supports Exco decisions to drive governance in line with leading practices
- Reviews corporate governance systems and frameworks to align these with increasingly stringent and far-reaching obligations imposed by laws, regulations, rules, codes and standards

ENVIRONMENTAL STEWARDSHIP AND IMPACT ON, AND BENEFITS TO, COMMUNITIES

- Ensures alignment with good corporate citizenship, assessment and speedy response to any negative impacts operations may have on communities and the environment
- Through the SET Committee, focuses on, among others, impact on, and benefits to, communities, while the SHSD Committee deals with, inter alia, issues of environmental stewardship

IAR-36

Gold Fields Integrated Annual Report	2020	HOW WE OPERATE

ENSURING WE DO BUSINESS ETHICALLY

THE STRUCTURES AND MECHANISMS USED TO DRIVE ETHICAL BUSINESS PRACTICE

The foundation of our business is based on strong ethics. Our Board and its committees are responsible for setting the ethical tone which, in turn, cultivates a culture of integrity and transparent reporting to our stakeholders. From this foundation, we build trust with our stakeholders, allowing us to strengthen our reputation and create sustainable value. We have numerous mechanisms in place to help to ensure we conduct our business ethically, adhere to compliance requirements and entrench good governance within the business.

IAR-37

Gold Fields Integrated Annual Report	2020

OUR BUSINESS MODEL

IAR-38

Gold Fields Integrated Annual Report	2020	HOW WE OPERATE

Gold Fields has firmly positioned itself as a global diversified gold producer with a quality portfolio of mechanised underground and open-pit mines. Our business model explains how we aim to fulfil our strategic objectives, as well as how we create, preserve or erode value for our stakeholders over time.

OUTPUTS

Gold Fields manages its business with the overriding strategic objective to continually improve the quality of its portfolio by lowering All-in costs (AIC), thereby increasing free cash-flow (FCF) margin per ounce of gold produced.

3 MINING
In-country opportunities to leverage off our existing footprint, infrastructure and skills set, and capitalise on the experience we have gained from operating in these jurisdictions

4 PROCESSING
Disposing of higher-cost, shorter-life assets that management believes can be better served by a company that has more time and resources to commit to them

5 MINE CLOSURE
Environmental stewardship, through which we protect and enhance relationships between our operations and host communities

2.24Moz
of attributable gold-eq production (p69)

24.8kt
of attributable copper production (p70)

141Mt
mining waste produced (p104)

59Mt
of tailings waste (p103)

10.0Gl
of freshwater used (p99)

1.969Mt
CO_2e emissions (p101)

Social and relationship capital	Financial capital	Manufactured capital	Intellectual capital
US$17m invested in programmes and projects that benefit our host communities	**US$868m** in mine cash-flow	**US$112m** spent on Salares Norte project, with construction ahead of plan	Completed one of the world's largest renewable energy microgrids at Agnew and installed a microgrid at Granny Smith
Employment for **8,752** members of our host communities (53% of our total workforce)	**US$253m** paid in interest and dividends	Invested **US$50m** in near-mine exploration (including Salares Norte)	Installed an advanced collision avoidance system in Ghana to reduce worksite accidents and injuries
US$536m spent with host community enterprises (29% of total procurement costs)	Net debt decreased to **US$1,069m** (2019: US$1,664m)	Damang Reinvestment project in Ghana providing strong returns South Deep and Cerro Corona closed for a number of days as part of nationwide lockdowns in response to Covid-19	Continued investment in South Deep, South Africa's largest bulk, mechanised, underground gold mine
86% of our employees are from our countries of operation and 96% of all goods and services are procured in-country	JSE share price up **46%**; NYSE share price up **42%**	Lost **3.5%** of production against original market guidance due to impact of the Covid-19 pandemic	Salares Norte signs contract to instal 26MW microgrid, including 10MW solar
US$381m paid to governments in taxes and royalties	Total dividend of R4.80/share declared, up **200%** from 2019	Replaced **103%** of depleted Mineral Reserves	Salares Norte signs contract to use dry-stack tailings, one of the most environmentally responsible tailings solutions
139 community grievances	**US$467m** in gross mining closure liabilities	Lower production and higher costs at the Cerro Corona mine due to Covid-19-related actions	Increased use of real-time data to enable decisions that facilitate safer and more productive mines
Released our first Report to Stakeholders, providing increased transparency on the impact of our operations on key stakeholders	**US$30m** spent on Covid-19-related programmes to assist our employees, communities and governments	Continued improvement in production and costs at the South Deep mine amid successful implementation of restructuring initiatives	Introduction of drones underground for tasks like cavity scanning, remote drill hole surveying and cleaning

IAR-39

Gold Fields Integrated Annual Report	2020

VALUE CREATION FOR OUR STAKEHOLDERS

The sustainability of our operations depends on mutually beneficial relationships with our key stakeholders. We therefore focus on constructive, transparent and open engagement which, we believe, will create enduring value for our stakeholders and the Company.

TOTAL AND NATIONAL VALUE DISTRIBUTION BY REGION AND TYPE 2020 (US$M)

	Employees		SED spend[1]	Capital providers	Business partners	Governments	National value distribution

Australia	145		1	7	716	143	1,013

Americas	42		3	4	167	58	273

South Africa	86		3[2]	2	190	2[3]	283

West Africa	80		10	12	615	171	887

Corporate	60		0	229	98	7	394

Total Gold Fields	412	[4]	17	253	1,786	381	2,849

[1]	Socio-economic development spend in host communities
[2]	This includes US$1m from the South Deep trusts
[3]	South Deep does not yet pay income tax as it is in a loss-making position
[4]	This excludes benefits paid to employees working on capital projects

Employees

VALUE DISTRIBUTION PER REGION

KEY CONCERNS AND EXPECTATIONS

●  Learning and development

●  Performance management

●  Competitive remuneration and benefits

●  Job security amid Covid-19

●  An inclusive and enabling culture with opportunities for innovation

●  Safe and healthy working environments

●  A company that is ethical and sustainable

VALUE CREATED FOR EMPLOYEES IN RESPONSE TO THEIR KEY CONCERNS AND EXPECTATIONS

●  Paid competitive salaries with a strong performance-based component

●  Optimised business processes and operational efficiencies

●  Continued to implement modern working practices to facilitate greater work-life balance

●  Cultivated a stringent safety and health culture

For more information, refer to p56 of the IAR and our Report to Stakeholders.

HOW WE SUPPORTED OUR EMPLOYEES DURING COVID-19

●  Paid all our employees their base salaries

●  Provided testing and quarantine facilities

●  Enabled office and administrative staff to work from home

●  Enabled older employees and those with comorbidities to work from home at all times

●  Instituted flexi-time working arrangements

●  Reduced international and regional travel

●  Implemented standard operating procedures once employees started returning to offices

●  Imposed mandatory social distancing, sanitation and mask-wearing practices at our sites and offices

●  Established a dedicated Covid-19 information portal

●  Offered mental health support programmes

PAYMENTS INCLUDE
salaries and wages, benefits and bonuses. US$412m
paid in salaries and benefits 53%
host community employment

IAR-40

Gold Fields Integrated Annual Report	2020	HOW WE OPERATE

Host Communities	Number of engagements in 2020: 658 (2019: 364)

TOTAL COMMUNITY VALUE DISTRIBUTION PER REGION[1]

KEY CONCERNS AND EXPECTATIONS

●  Employment and procurement opportunities

●  Skills and enterprise development

●  Environmental rehabilitation

●  Community investment

●  Protection of heritage sites

VALUE CREATED FOR COMMUNITIES IN RESPONSE TO THEIR KEY CONCERNS AND EXPECTATIONS

●  Roll-out of Shared Value projects and host community initiatives have increased the percentage of value distributed to host communities to 28% of total value created by Gold Fields

●  Created jobs and business opportunities through host community procurement

●  Unlocked opportunities for host community employment in the mines, their contractors and suppliers, their suppliers, and non-mining sectors

●  Invested in integrated community development, including health and wellbeing, environment and infrastructure

●  Expanded skills base in host community by unlocking education and training opportunities

For more information, refer to p81 of the IAR and our Report to Stakeholders.

HOW WE SUPPORTED OUR COMMUNITIES DURING COVID-19

●  Donated to government and industry response funds

●  Donated medical equipment to local hospitals and clinics

●  Distributed personal protective equipment to host communities

●  Distributed food to vulnerable people

●  Donated sanitising materials and equipment to local government to curb the spread of Covid-19

●  Launched radio and television campaigns to raise awareness and dispel myths around the virus

PAYMENTS INCLUDE
procurement, employee wages and investment in SED. US$17m
invested in SED US$536m
spent on host community procurement
US$123m
spent on host community employee wages

Total: US$676m

Capital providers	Number of engagements in 2020: 508 (2019: 481)

VALUE DISTRIBUTION PER REGION

KEY CONCERNS AND EXPECTATIONS

●  Sustainable returns on investment

●  A strong balance sheet

●  Execution of Gold Fields’ strategy

●  Sound and ethical leadership

●  Succession planning for executive management

VALUE CREATED FOR CAPITAL PROVIDERS IN RESPONSE TO THEIR KEY CONCERNS AND EXPECTATIONS

●  Developed and maintained a strong portfolio of mines

●  Damang Reinvestment project and Gruyere provide solid returns

●  Identified and appointed new CEO

●  Continued to fund the development, maintenance and growth of our operations

●  Improved share price and increased dividends

●  Reduced net debt and maintained strong balance sheet

For more information, refer to p74 of the IAR and our Report to Stakeholders.

HOW WE SUPPORTED OUR CAPITAL PROVIDERS DURING COVID-19

●  Limited the impact of the pandemic on our operational performance

PAYMENTS INCLUDE
interest and dividend payments. US$253m
paid to the providers of debt and equity capital Reduced net debt by
US$595m

IAR-41

Gold Fields Integrated Annual Report	2020

VALUE CREATION FOR OUR STAKEHOLDERS CONTINUED

Business partners (contractors and suppliers)

VALUE DISTRIBUTION PER REGION

KEY CONCERNS AND EXPECTATIONS

●  In-country and host community procurement of goods and services

●  Investment in enterprise and supplier development

●  Sustainable materials and supply chain stewardship

●  Sustainable and value-driven relationships

VALUE CREATED FOR BUSINESS PARTNERS IN RESPONSE TO THEIR KEY CONCERNS AND EXPECTATIONS

●  96% of total procurement spend is from in-country businesses

●  US$536m of total procurement spend by our mines – 29% of total – was spent on suppliers and contractors from our host communities

●  Included all business partners in our health and safety management systems

●  Provided suppliers in Australia with a toolkit on the Modern Slavery Act 2018

For more information, refer to p84 of the IAR and our Report to Stakeholders.

HOW WE SUPPORTED OUR BUSINESS PARTNERS DURING COVID-19

●  Provided contractor employees with access to our testing and quarantine facilities

●  Imposed mandatory social distancing, sanitation and mask-wearing practices at our sites and offices

●  Included them in our communication campaigns around Covid-19 programmes

●  Paid small, medium and micro-enterprise (SMMEs) providers and contractors during South Deep’s closure and salaries to mineworkers during the national lockdown (in South Africa)

●  Committed to paying SMMEs within 30 days of delivery of goods and/or services (in South Africa)

PAYMENTS INCLUDE
operations and capital procurement. US$1,786m
paid to suppliers and contractors 29%
of mine operational and capital spend (excluding utilities) is with host community firms

Governments	Number of engagements in 2020: 1,011 (2019: 899)

VALUE DISTRIBUTION PER REGION

KEY CONCERNS AND EXPECTATIONS

●  Adherence to relevant legislation

●  Compliance with safety, health and environmental regulations

●  Protection of and respect for human rights

●  Payment of taxes and other levies

●  In-country employment and procurement

●  Investments in SED projects in host communities

VALUE CREATED FOR GOVERNMENTS IN RESPONSE TO THEIR KEY CONCERNS AND EXPECTATIONS

●  Over 96% of procurement is sourced from companies within the countries of operation

●  Over 86% of employees are nationals of the countries of operation

●  Paid royalties and taxes to host governments that, if utilised appropriately, can enable them to develop critical infrastructure

●  Invested in SED projects that also grow and sustain non-mining jobs

For more information, refer to p92 of the IAR and our Report to Stakeholders.

HOW WE SUPPORTED GOVERNMENTS DURING COVID-19

●  Adhered to all government regulations and protocols

●  Donated to government or industry response funds

●  Donated medical equipment to government run hospitals and clinics

●  Engaged directly with host governments to raise awareness within host communities

●  Assisted local government efforts such as street sanitation

PAYMENTS INCLUDE
mining royalties and land-use payments, taxes, duties and levies. US$381m paid in taxes and royalties
US$22m
paid to the Ghana government in dividends relating to its 10% stake in each of Damang and Tarkwa

IAR-42

Gold Fields Integrated Annual Report	2020	HOW WE OPERATE

MATERIAL MATTERS

Our materiality analysis identifies the significant economic, environmental, social and governance factors that could substantively influence the decisions our capital providers and other stakeholders make about Gold Fields’ ability to deliver on its strategic objectives and create value over the short, medium and long term. This analysis contributes to the development of the Group’s business plans and strategies.

Gold Fields conducts an annual materiality analysis, which is informed by our strategic and risk management processes, among others. Our 2020 materiality analysis expands our 2019 build-up of material topics or matters. In the 2019 exercise we focused on revising and updating our scope and boundaries in line with our changing business footprint, confirmed our economic, environmental, social and governance-focused material matters, and prioritised and ranked those topics that are most important to Gold Fields and our stakeholders.

During our 2020 analysis, we revisited our 2019 material topics to confirm their continued relevance to Gold Fields. The impact of Covid-19 – to both Gold Fields and our stakeholders – was a new material topic introduced to this year’s analysis, and has been rated as the most material matter during the year. We separated stakeholder engagement and relations from direct and indirect socio-economic benefits in 2020, mostly due to the significance of this topic to our stakeholders. The ranking of other material matters did not change in 2020, and there were no significant inclusions or exclusions from the overall matters identified previously.

We identified opportunities to diversify our stakeholder engagements and widen the number of interviewees from different stakeholder groups.

We were not able to have as many face-to-face stakeholder interactions as originally planned, but through electronic interviews and engagements, as appropriate, we could conduct and supplement our engagements while navigating Covid-19-related restrictions. This enabled us to receive input from material stakeholders across the Group, including employees, host communities, governments, industry associations, media, third parties and traditional authorities.

In line with our revised 2019 presentation of the material matters, we categorised our material matters as economic, environmental, social and governance. The 2020 materiality analysis is concluded with an internal validation process to confirm strategic alignment with our business.

The map below graphically represents the outcomes of the 2020 materiality assessment:

MATERIALITY ASSESSMENT

IAR-43

Gold Fields Integrated Annual Report	2020

RISKS AND OPPORTUNITIES

Assessing the risks to Gold Fields’ sustainability is a collective effort by management at Group, regional and operational levels. This, along with identifying the appropriate mitigating actions, is a critical internal management tool to reduce the potential impacts of identified risks.

Risk mitigations are included in the annual Group performance scorecard and cascaded down to the performance scorecards of management employees at regional and operational levels. The formal risk review process starts during management’s annual strategic planning sessions, where strategic and emerging risks, as well as macro-trends, are analysed as part of developing the Company’s risk register and mitigating actions. These are reviewed and updated quarterly and presented to the Board’s Risk Committee twice a year for verification. As a global company, we continue to be shaped by the external dynamics in the regions where we operate. We discuss the impact of longer-term, emerging global trends in general and in Gold Fields on p45.

Top 20 Group risks in 2020

IAR-44

Gold Fields Integrated Annual Report	2020	HOW WE OPERATE

4 (2019: 3) 5 (2019: 4) 6 (2019: 5) 7 (2019: 6) 8 (2019: 8) 9 (2019: 9) 10 (2019: 10) 11 (2019: 12) RISK RESOURCE NATIONALISM Resource nationalism, regulatory uncertainty and government imposts Potential impact of Covid-19 The economic impact of the Covid-19 pandemic will likely be felt for the near future, and we expect that governments will eventually seek additional tax income from corporations. The gold industry could be a specific target, as governments perceived it to have benefitted from a higher gold price. MINERAL RESOURCES AND MINERAL RESERVES Replacing Mineral Resources and Mineral Reserves in Australia, Ghana, Peru and Chile MINING COSTS Rising mining costs, including those relating to ESG Potential impact of Covid-19 Mining companies were already exposed to higher inflation prior to the pandemic, and Covid-19 may lead to additional costs. SAFETY and health of our employees, including occupational illnesses ENERGY Security of power supply and cost of energy CLIMATE CHANGE Failure to implement climate change adaptation measures Potential impact of Covid-19 The focus on climate change issues was only temporarily abated because of the pandemic. While governments have prioritised Covid-19 recovery funding, investments in climate change programmes were generally not affected. CYBERCRIME Cybercrime/loss of information and communication technologies (ICT) data Potential impact of Covid-19 Cybercrime increased significantly during the pandemic, with cybercriminals taking advantage of employees working from home with limited ICT protection in place. SOCIAL LICENCE Impact on social licence and relationships with host community Potential impact of Covid-19 The pandemic escalated economic hardships in our host communities, who now have heightened expectations that our mines will provide financial and other assistance to alleviate their burden. MITIGATING ACTION Gold Fields, on its own and in conjunction with its peers, seeks to address the trust gap that often exists between government and miners. Our government action plants rely on strengthened engagement with governments at all levels, continued roll-out of Shared Value projects that benefit host communities and improved communication on the socio-economic benefits of mining for host countries and host communities. Legal actions are only considered as a last resort and then mostly with our peers in a country of operation. The Board is appointed of social and political risks annually through external reports. We continue to evaluate value-accretive opportunities to expand our business, including acquisitions, disposals, JVs, new mine builds and other strategic projects. The construction of our latest project, Salares Norte, is progressing against plan, and we have provided for additional exploration budget. Our regions all have comprehensive near-mine/on-site exploration programmes in place, and we monitor our performance against these programmes during our quarterly business reviews. Over the past 10 years, our Australian mines have consistently replaced depleted Mineral Reserves and more. We have business, productivity and cost improvement processes and programmes in place at all our operations, which are supported by the implementation of our innovation and technology strategy to reduce costs and enhance revenue generation. We have monthly and quarterly business cost and capital reviews in place to ensure spending remains in line with plans. Each mine provides cost guidance to the market at the beginning of the financial year. The safety, health and wellbeing of our employees is paramount. With safety as our number one priority, we continuously review and upgrade our safety systems, cultures and programmes. In 2019, we implemented our Courageous Safety Leadership programme throughout the Group, which is complemented by critical controls, behaviour-based safety and Visible Felt Leadership programmes in all our regions. All operations are certified to the leading ISO 45001 health and safety standard. Over the past five years, we have gradually replaced diesel with low-carbon gas as the main form of electricity at our Ghanaian and Australian mines. More recently, we have shifted to renewable energy, which not only secures stable and cost-effective supply but also reduces our carbon emissions. In Australia, we commissioned renewable microgrids, supported by battery systems, at Granny Smith and Agnew and advanced plans to install a similar microgrid at Gruyere. Most recently, South Deep received regulatory approval for its 40MW solar plant and, at Salares Norte, Aggreko signed a 10-year contract to provide a 26MW hybrid solar and thermal power solution once the mine is operational. Given the growing concern and uncertainty around extreme weather events, we are reviewing our climate change vulnerability risk assessments and, where necessary, adapting our approach in response to the changing environment. We continue to enhance the resilience of our operations – by, for example, rolling out renewable energy initiatives – while also improving our disclosure and implementing measures to adapt to climate-related changes at an operational level. We periodically assess and, where possible, mitigate the impact of climate change on our operations and our host communities. We continue to protect operational technology to decrease disruptions and ensure business continuity. Due to the dramatic increase in cybercrime globally, we implemented a software platform across the Group to safeguard infrastructure critical to our sustainability. Furthermore, we embedded additional software precautions at the onset of Covid-19 to protect our business against attacks as our people transitioned to home offices. All our mines and offices achieved ISO 27001 cybersecurity certification in 2020. We continue to strengthen the relationships with our host communities through enhanced stakeholder engagement and community relations programmes. Furthermore, we continue to invest in Shared Value projects that benefit our operations and host communities in Ghana, Peru, Chile and South Africa. This focuses on host community employment, procurement and SED investments. In Australia, we developed an Indigenous Peoples framework and strategy for approval and implementation, as well as a Reconciliation Action Plan (RAP) to guide relations with and create opportunities for Indigenous Peoples at our mines.

IAR-45

Gold Fields Integrated Annual Report	2020

RISKS AND OPPORTUNITIES CONTINUED

12 (2019: 7) 13 (2019: 13) 14 (2019: 14) 15 (2019: 15) 16 (2019: not ranked) 17 (2019: not ranked) 18 (2019: 17) 19 (2019: 19) 20 (2019: 18) RISK SKILLS Attraction and retention of skills Potential impact of Covid-19 For now, the negative global financial and business impacts of Covid-19 resulted in a decrease in our turnover rate in most of the regions where we operate. The longer-term impacts of the pandemic, such as remote working and reduced travel, will fundamentally change the way we work. WATER pollution, security and reduction in freshwater consumption GEOTECHNICAL Increased geotechnical risk underground and in open pits associated with mining at depth, ageing pits and evolving mining operations GHANA CONTRACTORS Challenges with local mining contractors in Ghana CHILE Delays and cost overrun relating to the Salares Norte project POLITICAL RISKS Political uncertainty in the areas where we operate INFRASTRUCTURE Ageing infrastructure Potential impact of Covid-19 The pandemic illustrated that automation and digitisation are going to be major themes in mining – not just as a way to lower costs and improve productivity, but also to support remote workforces and reduce on-site presence. INFORMATION AND TECHNOLOGY Failure to modernise operations EZULWINI AND COOKE 3, 2 AND 1 Ezulwini and Cooke 3, 2 and 1 rewatering impact on South Deep MITIGATING ACTION Gold Fields’ business depends on fit-for-purpose human resource (HR) structures to meet operational requirements. We focus on developing a high-performance culture through our performance management system and by having the appropriate succession plans and talent reviews in place. Above all, we seek to provide competitive and incentive-focused remuneration packages that attract and retain sought after skills. We have also developed and implemented a diversity and inclusion dashboard, to track our progress in building a more diverse workforce. All our operations are certified to the ISO 14001 environmental standard, which require sound water management and disclosure. Furthermore, we developed and integrated three-year regional water management plans with our 2021 business plans at all our operations. Finally, water recycling, reuse and conservation practices are in place in all regions, with targets achieved for 2020. Work conducted by the Geotechnical Review Boards, consisting of independent and in-house industry experts, continued at South Deep for all major projects, the Australian underground operations, when necessary, and for all pit cutbacks at our other operations in Australia, Ghana and Peru. We are working closely with the two Ghanaian mining contractors at our Tarkwa and Damang operations to ensure that they meet their contractual obligations to the mines while at the same time remaining financially sound. This has required renegotiations of their contracts and bringing in OEMs to provide technical assistance for fleet maintenance, as well as financial support to provide debt relief and to procure additional fleet. With construction starting at Salares Norte during 2020, our team implemented robust project control systems. Performance against our project plan is monitored weekly and monthly and is tracking against plan. We continue to adhere to government-related Covid-19 restrictions, rules and laws, and have increased camp capacity to accommodate the required workforce. The team also maintains a close working relationships with authorities, environmentalists and local communities on the Chinchilla relocation project. Our strategy of geographic de-risking towards mining-friendly jurisdictions ensures that we operate in countries in which political risks are limited in the first place. Continuous engagement with our host communities and governments, either directly or through industry associations, is a primary tool in seeking to address emerging political risks. We conduct political risk assessments on a regular basis in all the countries in which we operate. Planned on-site maintenance and condition monitoring, which is conducted by third-party specialists, is key to ensuring the integrity of our fixed assets. Critical and long lead-time spares are kept on-site, and maintenance of critical spares is ongoing. To complement this, we instituted a process of independent risk management, fire prevention and infrastructure audits, which are conducted annually by insurance risk engineers and third parties. However, some of the inspections could not be carried out due to Covid-19 restrictions. We have sought in-country expertise to carry out independent assessments, where necessary. We continue to implement our innovation and technology strategy in pursuit of a Gold Fields Mine of the Future. As part of this, we have real-time software and telecommunications in place to track movement of equipment, people and production. We also work closely with original equipment manufacturers (OEMs) and suppliers to ensure that we are fast followers of new, beneficial mine technologies. A shift to renewable energies as well as the roll-out of electrical machinery and equipment also helps to modernise operations, while at the same time improving costs and safety. The reinforced concrete water plugs between South Deep and Ezulwini are subject to robust inspections, regularly planned maintenance and a condition-monitoring programme to ensure their integrity. There is a legal process for Ezulwini’s closure in place, in which we participate as an interested party backed by a robust legal strategy. South Deep is also seeking to work with Ezulwini to find alternative solutions to use the mine water.

IAR-46

Gold Fields Integrated Annual Report	2020	HOW WE OPERATE

EMERGING GLOBAL TRENDS

As a global company, we continue to be shaped by the external dynamics in the regions where we operate. We closely observe these longer-term strategic and emerging risks, prioritising them as needed and adjusting our mitigating actions accordingly to protect the sustainability of our business. While many of our top 20 Group risks will remain relevant in the long term, we specifically monitor any developing any emerging trends that will inform adjustments to our strategy. This year we assessed, analysed and recommended ways to remediate the following five emerging (longer-term) trends that have been identified by the ICMM in partnership with Brodie Consulting:

EMERGING GLOBAL TREND	CONTEXT	STRATEGIC RESPONSES TO STRENGTHEN OUR FUTURE MARKET POSITION

Ubiquity of technology	Tech-led mining will continue to disrupt business as we know it today, and while the expectation is that these disruptive technologies could make our lives easier, it also leads to new and emerging risks to our business.

●  Investing in data innovation to enable real-time decision control and decision making

●  Integrating data across our value chain using real-time data platforms

●  Retraining and reskilling our workforce across the Group – including those employees from our host communities

●  Implementing Gold Fields’ innovation and technology (I&T) strategy to improve safety, productivity and lower cost

●  Leveraging the opportunity to transition to a virtual working environment to attract employees in the technology field without the need for relocation

Extreme climate change impacts

The concern for global environmental degradation continues to increase significantly. Our impact on the planet are becoming more evident – heat records across the world are broken regularly, the effects of which are detrimental to native fauna and flora. The pressure to accelerate to a low-carbon economy is becoming increasingly important. Globally, 26 banks are no longer providing direct financing for new coal plant projects. Similarly, mining companies are recognising the importance of reducing their carbon emissions to slow down climate change.

●  Setting time-bound (2030) targets with an accompanying roadmap for biodiversity

●  Aligning conservation efforts with climate resilience

●  Quantifying the financial value of natural resources, as well as our impact on them

New barometer of ethics

The Covid-19 pandemic, which led to high levels of joblessness, has substantially accelerated the erosion of trust around the world and raised increased attention on how companies treat their employees. Furthermore, stakeholders increasingly link being a good employer to being a good business overall, with a company’s treatment of its employees as a barometer of trust.

●  Collaborating with key stakeholders to improve the general social perception of mining, and effectively applying the principles of a green and circular economy

●  Integrating our social licence to operate and social performance into business decision-making, ensuring it becomes as important as protecting the health and safety of our employees

Capitalism reforms

There is an increased urgency for businesses to be more responsible than ever before. This requires a renewed focus on purpose and a move away from maximising shareholder value to solving the problems of people and planet profitably. Corporate action is required to transform our current landscape into one that is more inclusive and cohesive by focusing on fairer market outcomes, investments that advance shared goals, and harnessing the innovations of the Fourth Industrial Revolution.

●  Continue linking remuneration to environmental, social and governance (ESG) performance metrics to incentivise change

●  More continuous stakeholder interactions, including nongovernmental organisations (NGOs)

●  Open and transparent communication with our key stakeholders and the general public to further strengthen our reputation

●  Enhancing the compelling narrative on the importance of ESG to attract the next purpose-driven generation

Radical transparency

The importance of risks relating to the regulatory landscape, including compliance, are expected to significantly increase over the next few years. Trust in all information sources is at a record low, and pressure from stakeholders is driving an enhanced focus on transparency and ethical supply chains. It is essential that companies embrace digital technologies to keep up with increasingly stringent regulations, as well as customers’ expectations for transparency and disclosure.

●  Developing data platforms that provide real-time data accessible to outside stakeholders

●  Reinforcing confidence in Gold Fields as a mining company by complying with all regulatory requirements

●  Subscribing to transparency-focused initiatives, including EITI, Publish What you Pay (for taxation) and Transparency International

●  Complying with best practice disclosure practices, including the Global Industry Standard on Tailings Management (GISTM)

IAR-47

Gold Fields Integrated Annual Report	2020

TOP FIVE RISKS PER REGION IN 2020

AMERICAS	AUSTRALIA

IAR-48

Gold Fields Integrated Annual Report	2020	HOW WE OPERATE

SOUTH AFRICA	WEST AFRICA

IAR-49

IAR-50

4.1	SAFETY AND WELLBEING OF OUR PEOPLE P52 – 57

4.2	DEVELOPING A FIT-FOR- PURPOSE WORKFORCE P58 – 61

4.3	CREATING A GLOBAL, SUSTAINABLE PORTFOLIO P62 – 69

4.4	PROFITABLE PRODUCTION AND SUSTAINABLE CASH-FLOW P70 – 75

4.5	CAPITAL ALLOCATION AND SOUND BALANCE SHEET P76 – 82

4.6	VALUE CREATION FOR STAKEHOLDERS P83 – 97

4.7	ENVIRONMENTAL STEWARDSHIP P98 – 106

IAR-51

Gold Fields Integrated Annual Report	2020

GOLD FIELDS 2021 BSC KPIs

●	Eliminate fatalities and serious injuries and remove people from risk
●	Improve the health and wellbeing of our workforce

2025 ESG CHARTER TARGETS		ASSOCIATED GROUP RISKS

Strategic priority	Strategic intents	No	Risk Covid-19 The impact of Covid-19 on our employees, communities and business plan Safety Safety and health of our employees, including occupational illnesses
Partnering to ensure the safety, health and wellbeing of our workforce and alleviating such impacts on our communities	Zero fatalities and serious injuries at our operations
Eliminate vehicular incidents by implementing advanced collision avoidance technologies
Significantly reduce underground exposure to Diesel Particulate Matter (DPM)
	Minimise health and environmental impacts on our host communities	RELATED SDG
Good health and wellbeing

TRADE-OFFS

Our trade-offs refer to the difficult decisions made during the year in the context of resource scarcity. Below are some of the significant actions taken during a difficult year to do so:

●	Funded Covid-19-related programmes and projects, which led to additional spend of about US$30m AIC
●	Invested substantially in environmental stewardship to mitigate any adverse environmental impacts on our employees and communities
●

Will invest significantly in implementing a gap analysis and aligning the Group with the Global Industry Standard on Tailings Management (GISTM) to prevent potential future catastrophic failings by one of our tailings dams

IAR-52

Gold Fields Integrated Annual Report	2020	OUR PERFORMANCE

SAFETY

Our number one value – safety – drives our goal of achieving zero harm, as well as our target of eliminating all fatalities and serious injuries at our operations. Safety is critical to enabling performance across the Group, and is therefore a significant component of the annual performance bonuses of our executives, managers and broader workforce.

Tragically, we recorded a fatal incident at our South Deep mine in South Africa. On 3 June 2020, Abel Magajane, a shaft timberman, fell down a shaft ore-pass chute while doing repair work and subsequently succumbed to his injuries. Following the incident, South Deep further strengthened its safety systems, leadership and processes. Our sincere condolences go out to Abel’s family, friends and colleagues.

The number of serious injuries recorded during 2020 increased to six (2019: four). Since 2019, we have applied Gold Fields’ definition in classifying serious injuries at Group level. Prior to that, at South Deep, we applied a regulated definition of serious injuries, which we continue to use in our reports to the authorities. However, by applying Gold Fields’ definition of what constitutes a serious injury, we are able to focus on those injuries our operations can address with a greater sense of urgency.

While LTIs and the LTIFR declined year-on-year, serious injuries, total recordable injuries and the TRIFR, severity of incidents and their duration increased in 2020 when compared with 2019. Relying only on these reactive indicators to provide an overview of our safety performance may drive undesirable behaviours and affect the transparency of our reporting. As such, we moved away from using injury frequency rates as the sole indicators of our performance. Instead, we use a mix of leading and lagging indicators. We have structured the leading indicators around incentivising desired leadership behaviours, while the lagging indicators provide insight into the outcomes of our safety initiatives. The leading and lagging indicators are captured in each regions’ environment, health and safety scorecards, which, in turn, are included in our incentive programmes for senior employees.

Leading indicators use proactive measures to pre-empt future incidents, such as near-miss incident reporting, timely close out of corrective actions on serious potential incidents (SPIs), and the Safety Engagement Rate (SER)5. Encouragingly, all leading indicators improved against or maintained their respective annual targets.

SER5

2020	2019	2018	2017

4.98	4.11	2.91	1.75

There has been a strong drive to encourage managers and employees to engage on safety matters, which, as seen in the continued increase in the SER, are having a positive impact despite social distancing and other Covid-19-related measures. We are confident that, over time, this behaviour will lead to further improvement in our safety culture and positively impact our performance.

GROUP SAFETY PERFORMANCE (EMPLOYEES AND CONTRACTORS)

[1]

We also recorded non-occupational fatalities at our mines during 2017 and 2018. In 2017, a member of the protection services team at South Deep was shot and killed during a robbery at the mine while, in 2018, a member of Tarkwa’s Community Security Task Force drowned in a settling pond on the mine

[2]

Since 2019, we have applied Gold Fields’ definition in classifying serious injuries. In terms of this definition, a serious injury is one that incurs 14 days or more of work lost and results in one of a range of injuries detailed at www.goldfields.com/safety.php

[3]

LTI is a work-related injury resulting in the employee or contractor being unable to attend work for one or more days after the day of the injury. The employee or contractor is unable to perform any of his/her duties. LTIFR is per million hours worked

[4]	TRIFR = (fatalities + LTIs + restricted work injuries + medically treated injuries) x 1,000,000/number of hours worked
[5]	SER = safety engagements x 1,000/number of hours worked. Safety engagements are conversations between managers and the workforce to improve safety. Reporting of the SER commenced in 2017

IAR-53

Gold Fields Integrated Annual Report	2020

SAFETY AND WELLBEING OF OUR PEOPLE CONTINUED

OUR APPROACH TO SAFETY

Group safety and health strategy

Our target of zero fatalities and serious incidents is supported by a Group safety and health strategy. The strategy – developed by the Group Safety Leadership forum, chaired by Stuart Mathews, Executive Vice-President: Australia, and approved by the Board Safety, Health and Sustainable Development Committee – rests on the following six core beliefs:

●	Our leadership is responsible and accountable for the Group’s health and safety performance
●	Living the Gold Fields values is fundamental to our health and safety performance
●	All employees should return home safe and healthy every day
●	Prevention is better than cure and, therefore, risk management is a key component of all systems
●	All injuries and incidents are preventable and rely on good leadership, practical systems and positive employee behaviours
●	Safety management should be seamlessly integrated into all activities

Furthermore, the strategy has three key objectives:

●	Develop a culture of safety leadership within the organisation and firmly embed safety management as a line management responsibility
●	Provide appropriate mechanisms to engage employees on safety and equip them with the necessary skills to consistently achieve safe outcomes
●	Ensure the deployment of fit-for-purpose management systems that are aligned with a critical control management approach and are certified to ISO 45001

We continued to roll-out our Courageous Safety Leadership (CSL) programme in 2020, although Covid-19-related restrictions limited activities. The CSL programme equips our employees with practical tools to become safety leaders while also fostering an environment in which individuals feel empowered to speak out about unsafe behaviours. Improvements to our leading indicators are a positive sign of potential improvement. Training of employees and contractors in the Vital Behaviours programme, which entrenches the right safety behaviours and choices, is planned for 2021 and beyond.

CSL training sessions were halted across all operations for much of Q2 2020. However, once Covid-19 restrictions eased in Q3 2020, sessions gradually started up again in Australia and West Africa. In South America, we transitioned to online CSL training sessions. Strict physical distancing measures in South Africa continued to affect the number of employees that could attend CSL training sessions. By year-end, 50% of our workforce had completed CSL training.

Improving safety management systems and controls

All our operations are now certified to ISO 45001, the leading health and safety management standard. South Deep was certified in February 2021, having previously operated under the OHSAS 18001 standard.

In 2017, we started to implement the ICMM’s critical control management approach, a process that is ongoing to date. After identifying and prioritising generic material unwanted events (MUEs), as well as the associated preventative controls and mitigating actions, regions identify the essential critical controls. External verification of the critical controls relating to the highest priority MUEs were completed in 2019, with the critical controls for lower priority MUEs being externally verified during 2020 and into 2021.

Innovation and technology to ensure greater employee safety

A key driver behind the further mechanisation of our operations is to improve the safety of employees. We have established dedicated innovation and technology leadership teams in all regions to drive initiatives that will improve safety, cost and productivity.

Gold Fields participates in the ICMM’s Innovation for Cleaner, Safer Vehicles (ICSV) programme, which was chaired until January 2021 by our CEO Nick Holland, to:

●	Reduce or eliminate any injury through vehicle interactions
●	Ensure a healthier underground working environment free of diesel emissions
●	Reduce greenhouse gasses (GHGs) through electrification

The programme integrates with several of Gold Fields’ existing programmes that support this vision, including our:

●	Modernisation programme
●	Group energy and carbon management strategy, with regional subcommittees and plans, aimed at reducing energy costs and GHG emissions
●	Group occupational health and safety strategy, which is underpinned by regional plans aimed at improving safety and health at our operations
●	Regional I&T roadmaps and programmes.

Looking ahead, the following key initiatives are planned for 2021:

●	Deploying collision avoidance at South Deep: Deploying Level 9 collision avoidance systems in vehicles is equivalent to having adaptive cruise control on underground equipment, and should enable pre-emptive accident avoidance between two vehicles and between machines and workers. It is also a legislative requirement in South Africa
●	Improving wireless telecommunications: We are adopting wireless broadband telecommunication across our Australian surface operations, which enable real-time communication and data transmission. Salares Norte similarly selected this telecommunication system as their preferred network. Tarkwa and Damang in Ghana are currently designing their wireless backbone.
●	Operating equipment remotely: South Deep established surface remote rock breaking as a business-as-usual practice. Tele-remote loading is also evolving into a standard operating practice. This is positive step in removing people from active mining areas and will be gradually rolled out at all operations
●	Establishing remote operating centres: We are establishing integrated operating centres at South Deep, Granny Smith, Cerro Corona and Salares Norte. Importantly, these centres, which are located in the office blocks at our sites, will enable real-time monitoring and control of the working environment and thus speedier decision-making

IAR-54

Gold Fields Integrated Annual Report	2020	OUR PERFORMANCE

HEALTH AND WELLNESS

Covid-19 dominated the Group’s occupational health and wellness efforts in 2020. The pandemic challenged our people and our business in many ways, and is set to continue to do so throughout 2021.

Gold Fields’ workforce may be exposed to a range of occupational health and wellness risks associated with, among others, Silicosis, Tuberculosis (TB), Noise-Induced Hearing Loss (NIHL) and Diesel Particulate Matter (DPM). The extent to which our employees are exposed to these risks differ from mine to mine because of the diverse nature of our operations, which includes both underground and open-pit mines.

We comply with all occupational health regulations and, in countries where regulations have not yet been promulgated, follow industry best-practice standards. We are further guided by our goal of zero harm, and consider the protection of employee health and wellness a fundamental human right.

Health programmes remain a key focus area at South Deep also because of the prevalence of many chronic diseases due to the relatively poor socio-economic conditions in South Africa. We are seeking greater collaboration on health within Gold Fields and, to this end, developed a strategic framework for occupational health during 2020, which is supported by Group guidelines that are being rolled out across our operations.

COVID-19

The second wave of Covid-19 infections, which started in late 2020, has taken a terrible toll at Gold Fields. As at 29 March 2021, 3,127 of our employees or contractors tested positive for Covid-19, while 10 had passed away after being infected with the virus. In addition, Galiano Gold, our Asanko JV partner, reported one death due to Covid-19.

The large number of positive Covid-19 cases reflects the high prevalence rate of the pandemic in the communities neighbouring our operations in Peru, Ghana and

South Africa. There have been no cases to date at our Australian mines.

Since March 2020, a Group Exco-level Covid-19 crisis management team has met regularly to coordinate actions and strategies to mitigate the impact of the pandemic on operations. Throughout the year, we focused on supporting our employees and contractors, with particular attention to their health and wellness. The Board’s Risk Committee has also held regular meetings to provide governance oversight, while regional and site-level committees have performed similar roles.

The Group spent approximately US$30m on Covid-19-related initiatives and interventions, such as specialised camp accommodation, testing equipment and facilities, additional labour costs and transport facilities. Where our mines had to close down or curtail activities due to government-imposed regulations, we continued to pay, at a minimum, all employees’ monthly base pay. Furthermore, no employee was laid off except for non-attendance of their duties. In South Africa, we also continued to pay our contractors and small and medium-sized enterprises (SME) suppliers during the national lockdown. In addition, our operations and employees have actively supported host communities and governments’ efforts to control the pandemic and assist people in need. These donations totalled over US$3m across the Group.

Our management teams were able to maintain sustainable and profitable production while safeguarding the health and safety of our employees. Key activities to ensure safe operations included:

●	Strictly adhering to all government regulations and protocols
●	Closing offices, implementing remote working arrangements and imposing travel restrictions
●	Implementing standard operating procedures for those employees returning to work
●	Implementing mandatory social distancing, sanitisation and mask-wearing practices
●	Providing counselling and mental wellness support initiatives
●	Regularly communicating to employees about Covid-19-related developments
●	Maintaining a dedicated Covid-19 information portal
●	Rolling out social media awareness and communication campaigns for employees, communities and others

In all regions where we operate, except Australia, our mines have facilitated polymerase chain reaction (PCR) tests for our employees and contractors to enable us to swiftly isolate and assist those affected. (In Australia, the Covid-19 prevalence rates among the population have been so low that it has not been necessary to supplement government testing.)

COVID-19 TESTING AND RESULTS AT GOLD FIELDS

IAR-55

Gold Fields Integrated Annual Report	2020

SAFETY AND WELLBEING OF OUR PEOPLE CONTINUED

Covid-19 will undoubtedly continue to disrupt our operations and people during 2021. Our teams are developing strategies to assist our employees in dealing with the impacts of a prolonged pandemic, particularly as it relates to mental wellness. We are also working with governments, industry forums and advisors on the best solution for vaccine roll-outs. For more details on how we are supporting our employees, see p57.

DIESEL PARTICULATE MATTER

Employees working with machinery in confined underground spaces, as well as those operating diesel-powered vehicles, are at risk of being exposed to DPM.

The South African regulator has not yet promulgated an occupational exposure limit (OEL) for DPM, however, we align with an industry limit of 0.16mg/m3. At South Deep, measurements are undertaken over a time-weighted exposure as they impact nearby workers. We aim to have 95% of all samples measure below 0.16mg/m3 by 2024. Pleasingly, DPM levels exceeding this limit decreased to 10% in 2020 from 13% in 2019.

South Deep completed its evaluation of DPM filters, which are being fitted to those vehicles that emit the highest levels of DPM – load haul dumpers (LHDs), dump trucks and utility vehicles. By year-end, the mine had fitted seven LHDs with DPM filters, with a further 25 LHDs and dump trucks scheduled for 2021. Furthermore, South Deep continuously reviews ventilation layouts to ensure optimal dilution in all working places.

In Australia, equipment filtration is a key part of our strategy to manage DPM in our underground mines. Our strategy also requires a number of additional controls to be in place, including maintenance schedules, ventilation requirements, operator training, monitoring protocols and corrective action processes for any exceedances of the OEL. Exceedances of the current OEL of 0.07mg/m3 per 12-hour shift in the Australian mines are rare, indicating the appropriateness and effectiveness of our current strategy.

Open-pit mines in Ghana and Peru pose a lower risk to DPM exposure. Sampling at these mines shows that the effects of DPM exposure to personell is insignificant, though it still has an environmental impact.

As part of our drive to improve how we manage DPM exposure, we are working with the ICMM and its member companies on the ICSV programme. This initiative engages original equipment manufacturers (OEMs) to accelerate the development of mining vehicles that minimise DPM, reduce GHG emissions and minimise vehicle incidents. For details see page 73.

NOISE-INDUCED HEARING LOSS

Noise from machinery and equipment puts employees at risk of developing NIHL. We did not record any cases of NIHL in Ghana, Australia or Peru during 2020. However, three new cases of NIHL were reported at South Deep (2019: six), and 1.5% (2019: 1.3%) of personal noise samples registered above the regulated occupational exposure limit of 85 dB(A). All new equipment has noise emissions below 107dB(A) to meet the 2024 industry targets.

To reduce the risk of NIHL, South Deep continued its programme of providing employees with personally moulded hearing protection. All new auxiliary fans purchased are sound attenuated and we continued to retrofit existing fans to ensure fan

IAR-56

Gold Fields Integrated Annual Report	2020	OUR PERFORMANCE

noise levels do not exceed 107dB(A). We continue to work through the Minerals Council of South Africa to encourage OEMs to produce quieter equipment.

HIV/AIDS

Managing HIV/Aids remains an important issue at our South Deep mine and, to a lesser extent, our Ghanaian operations.

At South Deep, the prevalence rate of those living with HIV/Aids increased to 17% of the workforce (2019: 6%). This increase is mainly due to employees and contractors self-declaring as part of the screening process following the reopening of the mine after the national Covid-19 lockdown during March and April 2020. Furthermore, the increased attention to chronic diseases and the risks they pose in combination with Covid-19 led to an increase in employees disclosing comorbidities. Voluntary counselling and testing (VCT) is offered to prospective and permanent employees, including contractors, and 70% of the workforce underwent VCT during 2020. Free highly active anti-retroviral therapy (HAART) is provided to HIV-infected employees, and there are currently 657 employees enrolled in this programme (2019: 204). Our employees’ dependants can also receive HAART via the Company’s medical aid schemes.

In Ghana, where the national HIV/Aids rate is approximately 2%, employees and contractors have access to a free, confidential VCT programme. During 2020, 21% of the workforce participated in this programme – the low participation was due to employee wellbeing resources being dedicated to fighting Covid-19. No new positive HIV/Aids cases were identified among employees. At year-end, Ghana had 10 employees on HAART (2019: 10).

DUST, SILICOSIS AND TUBERCULOSIS

South Africa’s mining industry regulations for silica dust exposure require that 95% of all personal silica dust samples taken must be below a time-weighted exposure of 0.05mg/m3 by 2024. By the end of 2020, 13% of the personal silica dust samples at South Deep still exceeded this level, the same as in 2019. Although we saw an improvement at the start of 2020, the lockdown period caused a deterioration in underground conditions, as we were unable to maintain and sustain engineering controls. Following a thorough review, we installed automated dust suppression units in all high-risk areas.

During 2020, the number of Silicosis cases submitted to the health authorities increased to 10 from five in 2019. These employees have all been working in the mining industry between 20 and 40 years. All employees diagnosed with Silicosis are initiated on a six-month course of TB prophylaxis. No South Deep employee who joined the mine after 2008 and who had not been previously exposed to silica dust has contracted Silicosis. All employees with Silicosis are allocated restricted duties to ensure they are not exposed to dust. The mine’s medical team continues to educate our workforce and provide counselling during medical reviews and screening.

Since 2014, Gold Fields, along with five other companies in South Africa, had been involved in negotiations with the legal representatives of former mineworkers suffering from Silicosis and TB in the so-called ‘Silicosis class action case’. In May 2018, the companies and legal representatives reached an historic settlement in this matter, whereby the gold companies contributed over R5.2bn (US$400m) towards a settlement trust fund. Gold Fields provided an amount of R297m (US$21m) for its share of the settlement cost.

The settlement agreement came into effect on 10 December 2019, when a settlement trust – known as the Tshiamiso Trust – was established. The Tshiamiso Trust is responsible for ensuring that all eligible current and former mineworkers across southern Africa with Silicosis or work-related TB (or their dependants where the mineworker has passed away) are compensated. Over the course of 2020, the Tshiamiso Trust endeavoured to create the capacity and establish the systems needed to begin the execution of its mandate. However, the Covid-19 pandemic has had a significant impact on its work. In December 2020, the trust made its first payments of R250,000 (US$15,000) each to six claimants.

During 2020, South Deep recorded 13 employees with cardio-respiratory tuberculosis (CRTB), compared with 20 in 2019. Three employees at South Deep were reported with chronic obstructive airways disease during 2020 (2019: four).

MENTAL WELLBEING OF EMPLOYEES IN AUSTRALIA

Against the backdrop of the Covid-19 pandemic, along with the remote nature of our operations in the region, we continued to focus on the mental wellbeing of our employees in Australia.

The programmes at our four Australian mines seek to encourage employees to identify and assist colleagues who may be at risk of mental health challenges. Our efforts this year included:

●	Ongoing participation in the national “R U OK?” programme, which provides practical tools on how to start a conversation with those who may be struggling mentally
●	The “Mates in Mining” mental health and suicide prevention initiative
●	The launch of a mental health movement at our Granny Smith mine
●	Mental health first aid training across all operations, as well as the regional executive team. At Gruyere, over 20% of employees are trained mental health officers

Additional mental health initiatives launched across the region include monthly on-site professional support, psychological fitness-for-work assessments, motivational speakers, internal training programmes, meditation, and additional on-site counselling support services. The Australian region also includes mental health in its business risk assessments to ensure adherence to controls designed to prevent and mitigate associated risks.

We are also strengthening our focus on mental health in other regions.

IAR-57

Gold Fields Integrated Annual Report	2020

GOLD FIELDS 2021 BSC KPIs

●	Improve engagement levels of employees
●	Increase the number of women in the workplace
●	Deliver the people scorecard as per the plan

2025 ESG CHARTER TARGETS		ASSOCIATED GROUP RISKS

Strategic priority Build a diverse and inclusive workplace	Strategic intent Increase the proportion of women in our workforce, including women in leadership and women in mining in all our operating regions	No	Risk Covid-19 The impact of Covid-19 on our employees, communities and business Mining costs Rising mining costs, including those relating to ESG

Safety

Safety and health of our employees, including occupational illnesses

Skills

Attraction and retention of skills

Ghana contractors

Challenges with local mining contractors in Ghana

I&T

Failure to modernise operations

RELATED SDGs
			Good health and wellbeing	Decent work and economic growth

TRADE-OFFS

Our trade-offs refer to the difficult decisions made during the year in the context of resource scarcity. Below are some of the significant actions taken during a difficult year to do so:

●	Increased investment in training and development to meet our objectives of employing from our host communities and targeted population groups
●	Reduced employment levels over time as our mines become increasingly modernised and automated
●	Increased spending to ensure the health and safety of our employees during Covid-19

IAR-58

Gold Fields Integrated Annual Report	2020	OUR PERFORMANCE

OVERVIEW

In a year dominated by the Covid-19 pandemic, keeping our people safe, healthy and productive was our driving focus. We also advanced our diversity and inclusion strategy, implemented new ways of working as part of our drive to attract, develop and retain top skills, and continued to maximise the number of employees from our host communities.

Gold Fields’ workforce of 18,412 people comprises over two-thirds (69%) contractors – significantly higher than 2019 as a result of the construction of our Salares Norte mine in Chile, which is almost exclusively carried out by contracted firms. Beyond this, the composition of the key demographic groups among our workforce remained stable during 2020 when compared with previous years. Women make up 20% of our total Group workforce and 21% of our leadership positions. In total, 73% of employees in South Africa are Historically Disadvantaged Persons (HDPs) and just 2.8% of employees at our Ghanaian mines are expatriates.

One of the most significant restructuring exercises in Gold Fields over the past two years was the reduction of South Deep’s workforce in 2018 and 2019 following section 189 retrenchments. This significantly changed the workforce profile, and South Deep now has a leaner team in line with the requirements of a mechanised mine. Furthermore, as we continue to build the required skills set for a mechanised mine, there has been a marked improvement in productivity per employee to 303 tonnes/employee from 286 tonnes/ employee in 2019.

The Group’s focus on host community employment also changed our workforce profile, and host community members comprise 53% of our workforce (2019: 55%). Importantly, this aligns with our strategy of creating value for the communities in the regions where we operate. More information on host community employment is detailed on p85 – 86.

WORKFORCE BY GROUP AND REGION (END-DECEMBER)

	Total workforce	Employees		Contractors		Proportion of Nationals[1]

	2020	2020	2019	2020	2019	2020

Americas	4,268	568	545	3,700	2,862	98%

Australia	2,998	1,668	1,657	1,330	1,266	78%

South Africa	4,027	2,226	2,310	1,801	1,674	84%

West Africa	7,003	1,063	1,046	5,940	6,198	99%

Corporate	116	116	97	—	1	75%

Total	18,412	5,641	5,655	12,771	12,001	86%

1 Employees only

KEY HUMAN RESOURCES (HR) METRICS (END-DECEMBER)

Category	2020	2019	2018	2017	2016

Total workforce	18,412	17,656	17,611	18,594	18,091

HDPs employees (%)[1]	73	59	72	71	72

HDPs employees – senior management (%)[1]	51	52	43	57	55

Minimum wage ratio[2]	1.71	1.97	2.40	2.43	1.97

Female employees (%)	20	20	19	16	15

Ratio of basic salary men to women	1.31	1.14	1.25	1.25	1.31

Employee wages and benefits (US$m)[3]	412	395	442	506	482

Average training spend per employee (US$)	1,211	1,912	2,469	2,258	1,896

Employee turnover (%)	6	16	354	6	12

[1]	Excluding foreign nationals but including white females. Percentages are of South African workforce only
[2]	Entry level wage compared with local minimum wage. This ratio excludes Ghana, as the region only employs management-level employees with the transition to contractor mining
[3]	This excludes benefits paid to employees working on capital projects

SUPPORTING EMPLOYEES DURING COVID-19

The Covid-19 pandemic continued to challenge our people and operations, and is set to continue doing so during 2021. It has taken a terrible toll on our employees – as at mid-March 2021, almost 3,000 of our colleagues have tested positive for Covid-19, and 10 employees or contractors unfortunately passed away after contracting the virus. We implemented an extensive testing programme at all but our Australian mines which, to date, have not reported a single positive case.

The high number of cases at our operations in South Africa, Peru, Chile and Ghana reflects the high prevalence rate of Covid-19 in our mines’ neighbouring communities. We detail the extensive health and educational programmes we put in place to test, protect and inform

IAR-59

Gold Fields Integrated Annual Report	2020

DEVELOPING A FIT-FOR-PURPOSE WORKFORCE CONTINUED

our employees, as well as how we assisted those employees who did contract the virus, on our website at www.goldfields.com/covid-19.php.

During 2020, our operations spent approximately US$30m on Covid-19-related initiatives and interventions, such as specialised camp accommodation, testing equipment and facilities, additional labour costs to cover key positions, and transport facilities. Critically, Gold Fields paid all employees their salaries during Covid-19 pandemic. This includes employees who were unable to work during the various stages of lockdown at our Cerro Corona mine in Peru and South Deep in South Africa, which was completely closed for three weeks and only partially opened for a further three weeks.

Gold Fields responded quickly to the outbreak of Covid-19, closing offices and operations and implementing strict lockdown protocols in line with government-imposed regulations in all our jurisdictions. We already had a comprehensive Flexible Work Policy in place, enabling a relatively seamless shift as employees transitioned to remote working wherever possible. Once restrictions eased and employees could return to our sites, we ensured they followed our strict return-to-work policies and procedures, as well as on-site testing, social distancing and sanitation measures. In Peru and Chile, we introduced the concept of “team cells”, whereby employees worked within dedicated teams to limit their contact with other employees. This also made contact tracing easier in those cases were an employee became infected.

Communication was central to keeping employees safe, informed, connected and motivated. We set up a dedicated public Covid-19 portal on our website, which provided a central repository for all information and communication material. Leadership videos and virtual communication guides, published in multiple languages, helped employees to continue work remotely and productively. We also enhanced the Company’s information technology (IT) systems to make remote work easier while ensuring we effectively managed cybersecurity risks.

The mental health of our employees during lockdown and isolation was also a key consideration during the year. All employees have access to free, confidential counselling and support services all hours of the day. These services provided them with additional material on mental health issues during lockdown and isolation, as well as how to deal with balancing the dual demands of family and working from home. We augmented this messaging by additional mental health awareness communication distributed to our employees.

While some employees found remote work challenging, others embraced it. We updated Gold Fields’ Flexible Work Policy during the year to prepare the Company for an expected increase in flexible work applications.

Covid-19 will undoubtedly continue to disrupt our operations and people during 2021. Our teams are developing strategies to assist our employees in dealing with the impacts of a prolonged pandemic, particularly as it relates to mental wellness.

NEW WAYS OF WORKING

Human resources (HR) management is a key component of managing environmental, social and governance (ESG) issues, which have become an increasingly critical consideration for our stakeholders, including our capital providers. As part of developing Gold Fields’ nine ESG priorities – to be included in our ESG Charter with 2025 delivery targets, which will be made public later in 2021 – three relate directly to managing of our workforce. These are:

●	Building a diverse and inclusive workplace
●	Adopting new ways of working
●	Enabling cultural transformation

Adopting to new ways of working is central to our ability to attract, retain and develop the right skills. While embracing new technology is an important part of this ESG priority, it is by no means our only focus area. Gold Fields embraces a broad definition of modernisation that also includes shifts in culture, processes and systems.

Our training and development efforts focus on equipping our people with the skills required by an evolving mechanised, modernised and automated mining industry. In 2020,

we invested US$1,211 per employee in training (2019: US$1,912). The decrease was the result of fewer face-to-face training sessions in light of Covid-19 lockdowns and social distancing regulations. In response to increased virtual working, we raised the number of online training courses to enable our employees to access learning content easily. We will continue to enhance this service offering in 2021.

Our leadership competency framework forms an important part of our talent attraction and leadership development strategy. It focuses on leadership’s ability to create an inclusive and enabling culture, demonstrating leadership excellence and building a credible brand.

Our recruitment process relies on comprehensive data and analytics, and utilises systems to track the time it takes to fill critical roles. Critical role turnover for the Group was 2.4% against a target of 5%. Attracting the next generation of workers to the mining industry is a key focus, and we therefore continue to track the age profile of our workforce. Competitive benefits, flexible work arrangements and opportunities for growth, development and mentorship are, inter alia, aimed at attracting a younger skills set.

At the moment, only 29% of our people are younger than 35. We see this changing as we modernise our operations.

We continued to move HR processes to digital platforms that allow for employee self-service, enhanced mobile systems for engagement and performance management, and e-learning and big data analytics to track people-related metrics.

ENHANCING ORGANISATIONAL CULTURE

Our ESG priority to enable culture transformation requires extensive employee engagement to ensure we build a culture of trust and leadership, while identifying what needs to change. We have completed around 80% of the programmes we initiated following employee climate surveys conducted in 2018 and 2019. These include initiatives to improve communications, learning and development, creating an enabling environment and recognition of employees.

IAR-60

Gold Fields Integrated Annual Report	2020	OUR PERFORMANCE

On the back of these programmes, the Company conducted several pulse surveys and focus groups to determine the efficacy of the plans we are implementing, and to gauge whether we improved the scores of previously low-ranking areas. These areas were leadership, communication, recognition, and learning and development. The outcome showed that engagement levels have improved over the past year. Employees also responded positively to Gold Fields’ prioritisation of the safety and wellbeing of its people during the current Covid-19 pandemic.

BUILDING A DIVERSE AND INCLUSIVE WORKFORCE

Our diversity and inclusion strategy includes three areas of focus – workforce diversity, workplace inclusion, and sustainability and accountability – and presents a roadmap for how we can achieve our business and people goals over a five-year period.

In setting targets for diversity and inclusion, Gold Fields focused on representation across all aspects of the employee lifecycle, including attraction, development, promotion and attrition. In doing this – as opposed to setting blanket targets across the business – we can ensure we identify our diversity gaps at a more comprehensive level. This allows us to target actions specifically at those areas and employee lifecycle points where we need to improve.

We have developed a diversity and inclusion dashboard that captures and measures all aspects of representation across the employee lifecycle, including:

●	Diversity workforce profile
●	Retention
●	Talent management
●	Inclusive mindset (cultural aspects that foster a diverse and inclusive workplace)

The dashboard seeks to encourage diversity and inclusivity beyond a focus on gender targets. We believe this is a more comprehensive approach towards achieving a workforce that reflects the demographics of the countries in which we operate, while at the same time addressing the skills needs of modern, automated gold mines.

We will continue to focus on increasing female representation during 2021. This decision is based primarily on the fact that we have sufficient baseline data in this area to accurately identify where we need to focus our attention, and to measure performance over time. In the year ahead, we will develop sufficient baseline data for diversity workforce profile, retention, talent management and inclusive mindset.

All our regions have been tasked with comprehensively reviewing and setting targets for:

●	Percentage of our workforce classified as women
●	Percentage of women in leadership roles (D-band and above)
●	Percentage of women in core mining roles

Importantly, these targets will be used to determine long-term incentive awards.

Across our global workforce, 20% of Gold Fields’ employees are women (2019: 20%). Some 54% work in core mining activities, while 21% hold management positions (2019: 20%). The ratio of basic salary for men to women is 1.31 (2019: 1.14). Three out of our eight Board members are women, including the Chairperson. The turnover of women during the year was 22%, compared with the male turnover rate of 78%, both unchanged from 2019.

Gold Fields was also included in the Bloomberg Gender-Equality Index (GEI) for the third year in a row – achieving an average score of 69%, which exceeded the general 66% average achieved across other companies included in the index. We were one of 380 companies across 11 sectors included in the 2021 GEI. We believe that being included in this index reflects the appropriateness of our measures to, among others, promote female leadership, cultivate an inclusive culture and ensure gender pay parity, as well as our commitment to disclosure on these issues.

ORGANISED LABOUR

We remain committed to engaging with our workforce on all material issues that affect them. We uphold employees’ rights to freedom of association and collective bargaining,

and ensure that our contractors also abide by these standards.

Union membership among our employees is 73% at South Deep, and 0% in Ghana due to our transition to contractor mining at Tarkwa and Damang. Contractor union membership in Ghana is estimated to be 6%. In Australia, an estimated 3% of employees belong to unions, while in Peru 25% of our direct workforce and 29% of contractor workforce are unionised. In Chile, 9% of our workforce is unionised.

While union relationships have historically been strained at South Deep, we continue to foster a positive working relationship with union leaders and members since the completion of the section 189 retrenchment process in 2018. This is particularly evident in our joint efforts to mitigate the impacts of Covid-19 on our workforce.

REMUNERATION POLICY

Our remuneration structures are designed to stimulate and incentivise high performance through market-related base pay and benefits, attractive performance-driven incentives, as well as recognition and retention programmes. The core objective of our Remuneration Policy is to attract, retain and motivate top talent to deliver superior results.

The Company is acutely aware of the global concern around excessive executive remuneration, fair and responsible remuneration between management and junior-level employees, as well as pay disparities between genders. We believe that our approach to short and long-term remuneration is substantively fair and consistently applied throughout the Group.

Gold Fields’ Remuneration Policy drives and incentivises the achievement of our strategy, and continuously supports the creation of stakeholder value by aligning performance with commensurate levels of reward. In this way, we align stakeholder interests.

For details of our Remuneration Policy and 2020 remuneration and incentive payments to executives and directors, refer to our Remuneration Report on p26 – 54 of our 2020 Annual Financial Report (AFR), which can be accessed at https://www.goldfields. com/integrated-annual-reports.php

IAR-61

Gold Fields Integrated Annual Report	2020

GOLD FIELDS 2021 BSC KPIs

●	Improve the strategic planning process
●	Future strategy decision with regard to the investment in Asanko to be made by August 2021
●	Improve our process as it relates to allocating and managing capital
●	Advance Salares Norte Project
●	Improve South Deep people and processes

ASSOCIATED GROUP RISKS

No

Risk

South Deep

Loss of investor confidence due to non-achievement of the mine’s business plan

Resource nationalism

Resource nationalism, regulatory uncertainty and government imposts

Mineral Resources and Mineral Reserves

Replacing Mineral Resources and Mineral Reserves in Australia, Ghana, Peru and Chile

Mining costs

Rising mining costs, including those relating to ESG

Chile

Delays and cost overrun relating to the Salares Norte project

Infrastructure

Ageing infrastructure

I&T

Failure to modernise operations

RELATED SDGs
	Decent work and economic growth	Industrial innovation and infrastructure

TRADE-OFFS

Our trade-offs refer to the difficult decisions made during the year in the context of resource scarcity. Below are some of the significant actions taken during a difficult year to do so:

●	Continued investment in near-mine exploration required to ensure life-of-mine extension at our operations
●	Investments in less-risky geographies precludes Gold Fields from accessing potentially rich ore bodies in other countries
●	Focus on sustainable and organic growth without the need of expensive corporate activity, in particular mergers and acquisitions

IAR-62

Gold Fields Integrated Annual Report	2020	OUR PERFORMANCE

OVERVIEW

Despite the elevated gold price and buoyant gold market in 2020, we maintained our focus on delivering on the recent investments we made into our portfolio and, ultimately, increasing free cash-flow (FCF) per ounce of gold produced. Over the years, the Group has built a high quality, global production base by specifically focusing on low-cost, longer-life assets in a limited number of mining-friendly jurisdictions.

The Company employed various elements to refine our production base into one that will maintain production of 2.0Moz – 2.5Moz per year for the next 10 years at costs that are competitive with or lower than our global peers. Our approach to mergers and acquisitions focuses on acquiring or developing lower-cost (than Group average), longer-life assets and disposing of higher-cost, shorter-life assets that management believes can be better served by a company with more time and resources to commit. We continue to invest significant funds in near-mine brownfields exploration to extend the life of our current asset base and capitalise on in-country opportunities to leverage off our existing footprint, infrastructure and skills set.

Our overriding strategic objective is to generate an FCF margin of 15% at a gold price of US$1,300/oz. This is the principal criteria that drives our portfolio management process, and we will only invest in new assets if we meet this hurdle. In addition, we focus strongly on improving the longevity of our production base, and therefore endeavour to allocate our capital to projects or organic opportunities that will ultimately increase the life-of-mine across the Group. To this end, over the past three to four years, Gold Fields significantly invested in developing Gruyere in Western Australia and the major cutback of the Damang pit in Ghana. We will continue to invest heavily throughout 2021, with US$508m budgeted for the development of Salares Norte in Chile, which will materially improve Group AIC and extend mine life when it comes into production in 2023.

Gold Fields remains committed to its strategy of generating cash to pay dividends to shareholders, reduce debt and share the value we create with our employees, host communities, governments and capital providers. Our capital allocation priorities will remain largely unchanged in 2021, namely:

●	De-gearing the balance sheet

●	Funding the Salares Norte capital expenditure (capex)

●	Maintain our policy of paying dividends between 25% – 35% of normalised earnings

●	Increasing capex to sustain production at some of our key assets

GROWING OUR GLOBAL FOOTPRINT

Over the years, Gold Fields has established an attractive, geographically diversified portfolio with nine mines and one project in five countries. While our strategy targeted expansion outside of South Africa since the unbundling of our legacy, conventional mines to Sibanye Gold in 2013, we remained very selective in choosing the countries in which to invest.

The Group continued to enhance its global footprint during 2020 by advancing the Salares Norte project in Chile to construction, with first production expected in Q1 2023. This project will add 450koz of gold-equivalent production per annum once it achieves steady state. Importantly, this production will come online at extremely competitive costs, further enhancing the quality of our portfolio.

With 20.5Moz of attributable gold-equivalent Mineral Reserves (excluding Asanko) being outside South Africa at 31 December 2020, our mines in Australia, Chile, Ghana and Peru are well positioned to produce 2Moz – 2.5Moz per year for eight to 10 years.

Encouragingly, the performance of our South Deep mine in South Africa continued to improve in 2020, despite the impacts of the Covid-19 pandemic and the government-imposed shutdowns during Q2 2020 – which effectively lost the mine 52 days of production. The mine took advantage of higher gold prices to generate R558m (US$34m) in net cash-flow even with Rand gold hedges that capped the upside at an average price of R727,000/kg.

DAMANG

INTO THE HEART OF THE ORE BODY

Gold Fields reinvested almost US$370m in our Damang mine in Ghana over the past four years to extend the life-of-mine to 2025. The Damang Reinvestment project commenced in December 2016 and entailed a major cutback to both the eastern and western walls of the Damang pit.

Since commencement, the project has steadily outperformed plan, with the Amoanda pit providing a high-grade source of ore during early production years. At the end of December 2020, 48 months into the project, total material mined amounted to 149Mt, 14% ahead of the project schedule. Gold produced for the same period amounted to 756koz, exceeding the planned 647koz by 17%. Total project capital incurred as at 31 December 2020 was US$367m versus a budgeted US$345m, largely driven by the additional capital waste tonnes mined.

Project capex continued to decrease in 2020 with the bulk of the capital incurred during the first three years of the project. Non-sustaining capex decreased to US$6m in 2020 from US$71m in 2019, US$125m in 2018 and US$117m in 2017, in line with the project schedule.

From a production perspective, 2020 was a year of two halves. During H1 2020, production was impacted by lower grades as mining transitioned through the Huni sandstone lithology, which exhibited more variable grades than anticipated. The bulk of the Huni sandstones were mined out by mid-year, at which point mining activities moved into the higher grade (and more consistent mineralised) Tarkwa phyllites deeper in the Damang pit. As a result, both production and costs improved markedly during H2 2020. We expect this trend to continue over the next three years.

Encouragingly, Damang generated net cash-flow of US$66m in 2020 after turning net cash-flow positive in 2019 (generating US$24m) for the first time since the start of the Reinvestment project. The mine is expected to produce 275koz in 2021 at AISC

IAR-63

Gold Fields Integrated Annual Report	2020

CREATING A GLOBAL, SUSTAINABLE PORTFOLIO CONTINUED

of US$730/oz and AIC of US$790/oz. It is anticipated that Damang will maintain similar production levels with healthy cash-flows over the next three years to 2023, at which point production begins to tail off. As such, the team has commenced studies on a further pit cutback, which has the potential to extend the life-of-mine beyond 2025 by a further four years.

SALARES NORTE

PROGRESSING TO PLAN

The Salares Norte project is a 100% Gold Fields-owned, gold-silver deposit. It is located between 3,900m and 4,700m above sea level in the municipality of Diego de Almagro in the Atacama region of northern Chile. Mineralisation is contained within a high-sulphidation epithermal system, offering high-grade oxides. The project is currently in its construction phase, and is expected to meaningfully change the future profile of Gold Fields by accelerating growth in production and reducing Group AIC.

Land easement for the project was granted for 30 years on 30 May 2016. We obtained water rights in December 2016, with the regulator granting Gold Fields access to more than double the amount of water that the project requires. The Atacama Environmental Assessment Commission approved Salares Norte’s Environmental Impact Assessment (EIA) on 18 December 2019. As a result, an updated feasibility study (FS) was presented to the Board in February 2020, which subsequently approved the construction and development of the project.

The estimated project capex of US$860m (in 2020 terms), to be spent over the 33-month construction period, will be funded from a combination of the US$250m equity raised in February 2020, the strong operational cash generation of the Group and existing debt facilities, if required. First production is planned for Q1 2023, with life-of-mine production of 3.7Moz gold-equivalent over an 11.5-year period. Average annual production is forecast to be 450koz gold-equivalent for the first seven years, decreasing to 355koz gold-equivalent for the next three years. AISC over the life-of-mine is anticipated to amount to US$552 per gold-equivalent ounce.

Construction activities were relatively unaffected by the Covid-19 pandemic during 2020, and the project remains on schedule. US$151m was spent on Salares Norte in 2020, including exploration and project expenses of US$30m, initial capex of US$97m and prepayments accounting for the majority of the balance. At the end of December 2020, engineering progress was 97% complete, construction progress 16% complete and total project progress 27%, all ahead of plan. The mining contractor began pioneering works on 1 October, as planned. Pre-stripping of the pit and construction of the processing plant commenced during January 2021, in line with the project’s construction schedule. At the end of December, 87% of the project’s scope of work had been committed to and priced, including 99% of plant and infrastructure orders and 95% of contracts, significantly reducing the risk of price escalations.

In addition to the Agua Amarga and Brecha Principal ore bodies, which will be mined over the initial 10-year period, there is significant exploration potential within the surrounding area. Salares Norte controls 84,000ha of mineral rights in the Salares Norte district and has carried out extensive district-wide exploration within a 20km radius of the plant site. During 2020, a total of 17,504m were drilled, focusing on the Horizonte Project, while additional work was done at the Agua Amarga North and Brecha West targets near the Salares Norte pit. We will continue to invest in exploration within the area to add to the production pipeline from 2025 onwards.

While there are no indigenous claims or community presence on the concession or the dedicated access routes, Salares Norte embarked on an extensive engagement programme with three indigenous communities within its wider vicinity and entered into long-term agreements with them. The project’s principal area of social influence – and potential labour-sending area – is the Diego de Almagro municipality, approximately 125km away.

A critical element of the EIA approval was the relocation of endangered Short-tailed Chinchilla in the area. This work, which is carried out by independent environmental experts, is ongoing and we are in close contact with the regulator on the relocation programme. For details see p98.

SOUTH DEEP

CONTINUED IMPROVEMENT

South Deep continued to show operational improvements in 2020 despite the impacts of the Covid-19 pandemic, which included a government-imposed shutdown. In compliance with country-wide restrictions, we placed South Deep on care and maintenance during April 2020. While the mine operated well below its full labour complement for the remainder of the quarter, the workforce gradually ramped up to its full complement towards the end of Q3 2020.

Despite this interruption, South Deep continued to improve in most production metrics during 2020 as a result of several initiatives we implemented following the restructuring at the end of 2018, including:

●	Purposeful Visible Felt Leadership

●	Reinvigorating our leadership system

●	Improving face time and increasing the effectiveness thereof

●	Enabling logistics

●	Implementing innovation and technology

The Siyaphambili intervention, a management and leadership programme focusing on the capacity and capability of our front-line supervisors and middle managers, continued to bear fruit during 2020. As a result, we reached the following key mining achievements during 2020:

●	Destress square metres mined increased by 34% to 35,545m² in 2020 from 26,606m² in 2019. Longhole stoping volumes mined increased by 11% to 697,501 tonnes in 2020 (2019: 631,281 tonnes) as a result of improved stope availability, equipment

IAR-64

Gold Fields Integrated Annual Report	2020	OUR PERFORMANCE

productivity and increased stope extraction quality. Encouragingly, stoping compliance to plan increased to an average of 90% in 2020 from 79% in 2019

●	After placing a record 426,338m3 of backfill in 2019, a total of 322,823m3 was placed in 2020 as the backlog was eroded. With this, we further improved stope turnaround time to an average of 4.8 months in 2020 from 5.5 months in 2019 and 7.8 months in 2018

●	The mine’s overall productivity improved to 303 tonnes per employee costed (TEC) in 2020 from 286 tonnes per TEC in 2019.

Machine productivity decreased slightly to 72m/rig in 2020 from 78m/rig in 2019, but is still up from 59m/rig in 2018

The key improvements in production efficiencies over the past three years are depicted in the table below.

Activity	2020	2019	2018

Development (m/rig)	72	78	40

De-stress (m/rig)	72	40	23

Longhole stoping (t/rig)	12,968	11,966	6,708

Despite the impacts of Covid-19, South Deep’s gold production increased by 2% to 7,056kg (226.9koz) in 2020 from 6,907kg (222.1koz) in 2019. Encouragingly, the mine generated net cash of US$34m in 2020, which was more than double the US$15m generated during 2019. For 2021, we expect a strong increase in production (+28%) to 290koz. Furthermore, we are reasonably confident that we can increase production volumes between 15% – 20% over the next three to four years.

STRATEGIC INVESTMENTS

Over the years, Gold Fields has acquired strategic interests in a number of smaller mining companies. Taking advantage of favourable equity market conditions, we have steadily reduced these non-core equity holdings over the past two years. In 2019, we raised US$179m through these sales, with the proceeds being used to pay down a portion of our debt. In 2020, we sold our 16.4% stake in ASX-listed Cardinal Resources, which holds exploration rights in northern Ghana, to Norgold for A$37m (US$23m).

Gold Fields acquired a strategic 17% shareholding in Chakana Copper in 2019 for C$8m (US$6m). In February 2021, we participated in a rights offer that increased our holding to 19.9% for an additional C$3m (US$2m). Chakana Copper is currently advancing the prospective Soledad gold-silver project in central Peru.

Our current strategic shareholdings are shown in the table below.

GOLD FIELDS’ NON-CORE INVESTMENTS (31 DECEMBER 2020)

Investment	Shareholding %	Market value (US$m)

Galiano Gold (formerly Asanko Gold)	9.8	25

Rusoro Mining	25.7	4

Chakana Copper[1]	16.8	7

Magamatic Resources	10.9	3

Lefroy Exploration	18.0	4

Orsu Metals	6.1	1

Woodjam Copper	16.3	3

Maverix Metals warrants		13

Total value		60

[1]	This shareholding was increased to 19.9% in February 2021

FAR SOUTHEAST

There were no material developments relating to the Far Southeast (FSE) project in the Philippines during 2020. The project is held by Far Southeast Gold Resources, in which Gold Fields has a 40% interest with an option to increase its stake to 60%, and is adjacent to an existing mining operation with established infrastructure. Lepanto Consolidated Mining Company of the Philippines holds the remaining 60% interest and manages the existing mining operation.

FSE’s mining licence was up for renewal for 25 years in 2015. The Philippine government ruled that Free Prior and Informed Consent was required for the renewal, however, this requirement was overturned during independent arbitration and, in 2018, by the country’s Court of Appeals. The government is appealing that ruling in the Supreme Court, where the case is currently pending.

Gold Fields reversed previous impairments of its investment in FSE, resulting in a carrying value of US$144m at end-2020, based on the fair value less cost of disposal of the investment, which was indirectly derived from Lepanto’s market value on the Philippine Stock Exchange. Gold Fields’ holding costs in FSE are approximately US$0.1m, related mainly to staff and administrative costs, managing existing drill core, environmental monitoring, community relations work, as well as activities to support the permitting process.

IAR-65

Gold Fields Integrated Annual Report	2020

CREATING A GLOBAL, SUSTAINABLE PORTFOLIO CONTINUED

LIFE EXTENSION THROUGH NEAR-MINE EXPLORATION

Near-mine (brownfields) exploration is key to Gold Fields’ strategy as it offers one of the lowest-cost opportunities for adding ounces and growing cash-flow, particularly on a per share basis. The value in near-mine exploration lies in:

●	Knowledge of the ore bodies, which enables our exploration teams to identify extensions or additional ore sources housed within the mining tenement

●	Operational capabilities, including Gold Fields’ proven ability to develop and mine orogenic ore bodies

●	Regional and operational infrastructure, including existing processing plants and regional management teams

We believe that brownfields exploration provides a robust platform for regional growth. In addition to growing Gold Fields’ Mineral Resource and Mineral Reserve base, near-mine exploration also extends the life of the Group’s existing assets and ensures that each region can continue leveraging its infrastructure.

In 2020, Gold Fields spent US$76m on near-mine exploration (2019: US$73m), which supported a total of 367,600m of near-mine drilling

(2019: 428,980m). We incurred the majority of this spending – US$50m (A$72m) (2019: US$58m (A$84m)) – at our Australian mines. We spent US$6m in Ghana, which is lower than the US$13m spent in 2019. Amid a renewed focus on extending Tarkwa’s life-of-mine, and further resource definition drilling at the Damang cutback project we have budgeted US$9m for the region (excluding Asanko) in 2021. Asanko is scheduled to spend US$5m on exploration in 2021.

Looking ahead, we have budgeted US$101m for near-mine exploration during 2021 (excluding Asanko), of which US$63m (A$84m) will be at our Australian operations, US$9m at Tarkwa and Damang, and US$27m at Salares Norte.

Following are details of the near-mine exploration activities at our Australian and Ghanaian mines during 2020. South Deep and Cerro Corona do not undertake exploration on their properties.

ST IVES

At St Ives, total 2020 exploration spend amounted to US$24m. A total of 130,625m were drilled during the year, increasing Mineral Reserves by 17% to 2.7Moz, net of depletion.

Key outcomes:

●	17% increase in Mineral Reserves

●	Extended Invincible complex both laterally and at depth

ST IVES MINERAL RESERVES RECONCILIATON Gold (Moz)

AGNEW

We spent US$14m on exploration at Agnew during 2020, with a total of 59,967m drilled during the year. Encouragingly, Agnew managed to replace Mineral Reserves after depletion again. Mineral Reserves increased by 19% to 917koz. Agnew is now in the strongest position it has been since December 2013.

IAR-66

Gold Fields Integrated Annual Report	2020	OUR PERFORMANCE

The enhanced focus on exploration over the past few years is starting to yield extremely encouraging results, and Agnew’s outlook is increasingly positive. The Waroonga North ore body continued to grow laterally and at depth during 2020. We are also seeing further extensions of Genesis and Sheba at New Holland.

Key outcomes:

●	19% increase in Mineral Reserves

●	Waroonga North growing laterally and at depth

AGNEW MINERAL RESERVES RECONCILIATON Gold (Moz)

GRANNY SMITH

Total exploration spend at Granny Smith amounted to US$11m in 2020, with a total of 71,748m drilled during the year. Mineral Reserves increased by 4.3% post-depletion to 2.2Moz.

Key outcomes:

●	4.3% increase in Mineral Reserves

GRANNY SMITH MINERAL RESERVES RECONCILIATON Gold (Moz)

GRUYERE JV

Gold Fields’ exploration allocation to the Gruyere JV amounted to US$1m in 2020, with a total of 14,221m drilled during the year. Gold Fields’ total allocated Mineral Reserves decreased by 3% post-depletion to 1.7Moz.

Key outcomes:

●	3.2% decrease in Mineral Reserves

GRUYERE MINERAL RESERVES RECONCILIATON (Moz – 100% basis)

TARKWA

Gold Fields spent US$6m in near-mine exploration at Tarkwa during the year, drilling 27,969m. Encouragingly, and continuing a trend from 2019, Tarkwa again replaced depletion in 2020. Tarkwa’s Mineral Reserves increased by 3% to 6.1Moz.

Key outcomes:

●	3% increase in Mineral Reserves

TARKWA MINERAL RESERVES RECONCILIATON (Moz)

DAMANG

While we focused on implementing the Damang Reinvestment project, Gold Fields also spent US$0.4m in near-mine exploration at Damang during the year. A total of 357m were drilled. Despite the exploration effort, Mineral Reserves decreased by 24% to 1.0Moz, net of depletion.

Key outcomes:

●	24% decrease in Mineral Reserves

DAMANG MINERAL RESERVES RECONCILIATON (Moz)

IAR-67

Gold Fields Integrated Annual Report	2020

GOLD FIELDS 2021 BSC KPIs

●	Increase FCF per ounce at a set gold price
●	Eliminate fatalities, serious injuries and environmental incidents in our business
●	Improve innovation and technology
●	Improve South Deep people and processes
●	Future strategy decision with regard to Asanko to be made by August 2021

ASSOCIATED GROUP RISKS
No	Risk		Water Water pollution, security and reduction in freshwater consumption

Covid-19

The impact of Covid-19 on our employees, communities and business plan

Gold/foreign exchange

Gold price and currency exchange rate volatility

South Deep

Loss of investor confidence due to non-achievement of the mine’s business plan

Mining costs

Rising mining costs, including those relating to ESG

Safety

Safety and health of our employees, including occupational illnesses

Energy

Security of power supply and cost of energy

Geotechnical

Increased geotechnical risk underground and in open pits

Ghana contractors

Challenges with local mining contractors in Ghana

Chile

Delays and cost overrun relating to the Salares Norte project

Infrastructure

Ageing infrastructure

I&T

Failure to modernise operations

RELATED SDGs
		Decent work and economic growth	Industrial innovation and infrastructure

TRADE-OFFS

Our trade-offs refer to the difficult decisions made during the year in the context of resource scarcity. Below are some of the significant actions taken during a difficult year to do so:

●	We will not mine if we cannot mine safely, which means that occasionally we do not mine profitable ore bodies

●	Setting conservative gold prices for planning purposes restricts the scope of our operations

●	Benefits of higher gold prices on our operations are, in part, offset by rising mining costs

●	Increased investment in modernisation and automation will lead to declining employee numbers

●	Ensuring the sustainability of South Deep requires constant focus on workforce optimisation

IAR-68

Gold Fields Integrated Annual Report	2020	OUR PERFORMANCE

OVERVIEW

The gold mining industry was uniquely challenged during 2020. As the Covid-19 pandemic swept across the globe, we had to adapt and enforce substantial changes to our operating protocols. Spearheaded by our regional leadership teams, Gold Fields responded swiftly in establishing the necessary protocols, procedures and practices to mitigate the impacts of Covid-19 and keep our people safe. Strict adherence to government protocols and rigorous Covid-19 testing of all site-based employees were swiftly rolled out across the Group.

In Australia, we adjusted rosters and amended flight schedules to limit travel and reduce interaction between employees. At Cerro Corona in Peru, we initially extended shift cycles in response to a nationwide curfew, while also constructing additional accommodation facilities to enable social distancing.

Our Cerro Corona and South Deep operations were the most impacted by the pandemic during 2020. In compliance with the government-imposed lockdown towards the end of March, we placed South Deep on care and maintenance for the first four weeks of Q2 2020. At the end of April, as South Africa eased the lockdown restrictions, South Deep could resume mining activities, albeit at 50% of its full labour complement. This continued until the end of May, when our workforce gradually ramped up to its full complement. In all, South Deep lost approximately 52 days of operation.

In Peru, a curfew was imposed on 16 March, which entailed strict intra-provincial and international travel restrictions. Mining was declared an essential industry, and Cerro Corona could continue to operate largely as normal until mid-April, when the mine was restricted to 30% of its workforce. The labour complement gradually increased from the end of April and was back at full capacity during October 2020. Lost production from Covid-19-related stoppages and restrictions during 2020 amounted to approximately 32koz at South Deep and 46koz at Cerro Corona. For more information on the impacts of Covid-19, refer to p57 and p87.

The combination of our strong operational performance and the higher gold price during the year enabled the Group to contain the impacts of Covid-19 and post a solid set of results in 2020, comfortably meeting our underlying goal of generating a FCF margin of 15% at a gold price of US$1,300/oz.

Despite the Covid-19 restrictions, Gold Fields’ attributable gold-equivalent production increased by 2% to 2.236Moz in 2020 (2019: 2.195Moz), within revised guidance of 2.200Moz – 2.250Moz. We revised original guidance of 2.275Moz – 2.315Moz in April 2020 to account for the impact of Covid-19 on our operations – particularly South Deep and Cerro Corona.

Group AIC increased marginally in 2020 to US$1,079/oz (2019: US$1,064/oz), which was within revised guidance of US$1,070/oz – US$1,090/oz. The year-on-year increase in AIC was driven by higher cost of sales before amortisation and depreciation, higher sustaining capex and higher royalties, partially offset by higher level of gold sold and lower non-sustaining capex. Group AISC for the year totalled US$977/oz (2019: US$897/oz), again within revised guidance of US$960/oz – US$980/oz. Covid-19-related costs amounted to US$26m in 2020, equal of US$12/oz, and are included in Group AIC and AISC.

During 2020, Gold Fields maintained the capex levels we believe are important to ensure the longevity of our portfolio. Total capex (excluding Asanko) decreased to US$584m in 2020 from US$613m in 2019. This comprised sustaining capex of US$409m and project capex of US$175m.

Regional capex included:

●	Americas: At Cerro Corona, capex decreased by 11% to US$50m in 2020 from US$56m in 2019, mainly due to the impact of Covid-19 restrictions on construction activities. We spent capex of US$97m on Salares Norte during 2020, as capitalisation of project spend began on 1 April 2020

●	Australia: Our Australian mines decreased capex to A$319m (US$220m) in 2020 from A$458m (US$319m) in 2019, with near-mine exploration amounting to A$72m (US$50m) in 2020 (2019: A$84m (US$58m))

●	South Africa: As previously guided, total capex at South Deep increased by 68% year-on-year to R804m (US$49m) in 2020 from R479m (US$33m) in 2019. This increase was driven by the purchase of new equipment and the recommencement of development in the new mine area

●	West Africa: Total capex (excluding Asanko) decreased to US$167m in 2020 from US$202m in 2019, driven by a decrease in waste tonnes mined at Damang

GROUP OPERATIONAL PERFORMANCE

	2021 Guidance		2020 Actual		2020 Guidance (revised)		2019 Actual

	Prod	AIC	Prod	AIC	Prod	AIC	Prod	AIC

Group	2.30Moz –	US$1,310/oz –			2.20Moz –	US$1,070/oz –
	2.35Moz	US$1,350/oz	2.24Moz	US$1,079/oz	2.25Moz	US$1,090/oz	2.20Moz	US$1,064/oz

IAR-69

Gold Fields Integrated Annual Report	2020

PROFITABLE PRODUCTION AND SUSTAINABLE CASH-FLOW CONTINUED

REGIONAL PERFORMANCES

SOUTH AFRICA REGION

	2021 Guidance		2020 Actual		2020 Guidance		2019 Actual

	Prod	AIC	Prod	AIC	Prod[1]	AIC	Prod	AIC

South Deep	9,000kg	R660,000/kg	7,056kg	R663,635/kg	7,000	R610,000/kg	6,907kg	R585,482/kg
	(289koz)	(US$1,320/oz)	(227koz)	(US$1,260/oz)	(225koz)	(US$1,394/oz)	(222koz)	(US$1,259/oz)

[1]	Original guidance revised to take account of Covid-19 lockdown

After a good start to 2020, South Deep was placed on care and maintenance for the first four weeks of Q2 2020 in compliance with government-imposed Covid-19 restrictions. South Deep operated well below its full labour complement for the remainder of Q2 2020. Our workforce gradually ramped up to its full complement during Q3 2020 and early Q4 2020. As such, most of the impact of Covid-19 was felt during H1 2020, with the mine recovering well in H2 2020.

Gold production increased by 2% to 7,056kg (227koz) from 6,907kg (222koz) in 2019, which was marginally ahead of revised guidance of 7,000kg (225koz). Had it not been for disruptions relating to Covid-19, South Deep would have exceeded its original production guidance of 8,000kg (257koz). It is estimated that South Deep lost approximately 32koz due to Covid-19-related stoppages in 2020, which was partially offset by 10 additional production days as a result of the change in production calendar.

AISC increased by 11% to R651,514/kg (US$1,237/oz) in 2020 from R585,482/kg (US$1,259/oz) the previous year, while AIC increased by 13% to R663,635/kg (US$1,260/ oz) from R585,482/kg (US$1,259/oz) due to higher cost of sales before amortisation and depreciation, as well as higher capex, which was partially offset by higher gold sold.

Encouragingly, South Deep generated net cash-flow of R558m (US$34m) in 2020, more than double the R221m (US$15m) recorded in 2019.

2021 guidance:

●	Gold production: 9,000kg (289koz)
●	Destress: 48,370m2
●	Development: 9,067m
●	Capex: R1,234m (US$79m), of which R889m (US$57m) is sustaining capex and R345m (US$22m) is growth capex
●	AISC: R620,000/kg (US$1,240/oz)
●	AIC: R660,000/kg (US$1,320/oz)

AMERICAS REGION

Production overview	2021 Guidance		2020 Actual	2020 Guidance	2019 Actual

Gold-only production		130koz	119koz	158koz	156koz

Copper production		24.7kt	24.9kt	27.5kt	31kt

Gold-equivalent production		220koz	207koz	275koz	293koz

AIC	US$	1,060/oz	US$715/oz	US$575/oz	US$472/oz

AIC eq-oz	US$	1,190/oz	US$1,119/oz	US$830/oz	US$810/oz

From a production perspective, our Cerro Corona mine in Peru was the most impacted by Covid-19 across the Group. Gold-equivalent production decreased by 29% to 207koz in 2020 from 293koz in 2019, due to lower copper grades processed, together with a lower price factor. The price factor was 3.5 in 2020 compared with 4.4 in 2019. It is estimated that Cerro Corona lost approximately 46koz due to Covid-19-related stoppages and 22koz due to the lower price factor, partially offset by 10 additional production days as a result of the change in the production calendar in 2020.

Consequently, total AIC on a gold-equivalent basis increased by 38% to US$1,119/oz from US$810/oz in 2019. This increase was primarily due to the lower equivalent ounces sold and additional Covid-19 related expenditure, partially offset by lower cost of sales before amortisation and depreciation and lower capital expenditure.

Despite the Covid-19 challenges, the region reported net cash-inflow of US$84m during 2020, in line with the US$86m generated in 2019.

2021 guidance:

●	Gold only production: 130koz

●	Copper production: 24.7kt

●	Gold-equivalent production: 220koz

●	Capex: US$58m

●	AISC (Au-eq): US$1,030/oz

●	AIC (Au-eq): US$1,190/oz

●	AISC: US$780/oz

●	AIC: US$1,060/oz

Details of the construction progress of our Salares Norte project are on p62.

IAR-70

Gold Fields Integrated Annual Report	2020	OUR PERFORMANCE

AUSTRALIA REGION

	2021 Guidance		2020 Actual		2020 Guidance		2019 Actual

	Prod	AIC	Prod	AIC	Prod	AIC	Prod	AIC

St Ives	360koz	A$1,410/oz	385koz	A$1,266/oz	360koz	A$1,320/oz	371koz	A$1,385/oz
		(US$1,060/oz)		(US$873/oz)		(US$910/oz)		(US$963/oz)

Agnew	240koz	A$1,625/oz	233koz	A$1,528/oz	225koz	A$1,440/oz	219koz	A$1,656/oz
		(US$1,220/oz)		(US$1,053/oz)		(US$995/oz)		(US$1,152/oz)

Granny Smith	265koz	A$1,600/oz	270koz	A$1,465/oz	265koz	A$1,415/oz	275koz	A$1,325/oz
		(US$1,200/oz)		(US$1,010/oz)		(US$975/oz)		(US$922)

Gruyere (50%)	140koz	A$1,330/oz	129koz	A$1,350/oz	135koz	A$1,150/oz	50koz	A$4,170/oz
		(US$1,000/oz)		(US$931/oz)		(US$795/oz)		(US$2,900/oz)

Region	1,005koz	A$1,500/oz	1,017koz	A$1,388/oz	985koz	A$1,350/oz	914koz	A$1,418/oz
		(US$1,125/oz)		(US$957)		(US$932/oz)		(US$986/oz)

Gold Fields’ Australian operations delivered another strong operational performance in 2020, surpassing the 1Moz annual production level for the first time since 2015. Gold production increased by 11% to 1,017koz in 2020 from 914koz in 2019, with Gruyere contributing for the full year in 2020. AIC decreased by 2% to A$1,388/oz (US$957/oz) in 2020 from A$1,418/oz (US$986/oz) in 2019, but was slightly higher than guidance of A$1,350/oz (US$932/oz).

Capex decreased by 30% to A$319m (US$220m) in 2020 from A$458m (US$319m) in 2019, due to reduced spending on Gruyere, a decrease in development at the Invincible and Hamlet North underground operations at St Ives, and the high level of expenditure on the new accommodation village at Agnew in 2019. Capex includes near-mine exploration expenditure of A$72m (US$50m), lower than the A$84m (US$58m) spent in 2019.

The Australia region reported net cash-inflow of A$723m (US$498m) in 2020 compared with A$199m (US$139m) in 2019.

MINE PERFORMANCES

At St Ives, Invincible Underground, Hamlet Underground and the Neptune open pit are now the main sources of ore. Production increased by 4% to 385koz in 2020 from 371koz in 2019, 7% above guidance of 360koz. AIC decreased by 9% to A$1,266/oz (US$873/oz) in 2020 from A$1,385/oz (US$963/oz) in 2019, mainly due to lower capex and increased gold sold, partially offset by higher cost of sales before amortisation and depreciation and higher royalty tax.

Capex decreased by 25% to A$107m (US$74m) in 2020 from A$141m (US$98m) in 2019 due to reduced development of the Invincible South and Hamlet North underground mines during 2020.

St Ives generated net cash-flow of A$383m (US$264m) (pre-tax) for the year.

A review of the mine’s brownfields exploration activity in 2020 is on p64.

2021 guidance:

●	Gold production: 360koz
●	Capex: A$129m (US$97m), of which A$110m (US$83m) is sustaining capex and A$19m (US$14m) non-sustaining capex
●	AISC: A$1,360/oz (US$1,020/oz)
●	AIC: A$1,410/oz (US$1,060/oz)

At Agnew, gold production increased by 6% to 233koz in 2020 from 219koz in 2019 – 4% higher than guidance of 225koz. AIC decreased by 9% to A$1,528/oz (US$1,053/oz) in 2020 from A$1,656/oz (US$1,152/ oz) in 2019 due to lower capex and increased gold sold, partially offset by increased cost of sales before amortisation and depreciation and higher royalty tax.

Capex decreased by 31% to A$75m (US$52m) in 2020 (2019: A$109m (US$76m)) driven by a 79% decrease in non-sustaining capex to A$12m (US$9m) in 2020 from A$58m (US$41m) in 2019. Additional capex of A$32m (US$22m) was incurred in 2019 to establish the new accommodation village, together with A$5m (US$3m) on the development of the Waroonga North decline. In addition, spending on exploration drilling reduced by A$6m (US$4m) from 2019.

We concluded the second stage of the electricity supply project, with EDL commissioning the 13MW battery plant in March 2020 and the 18MW wind farm in May 2020. More than 50% of Agnew’s energy needs are now generated from renewable and low-carbon sources. The microgrid consists of a 23MW power station which integrates solar with gas, diesel generation, a new battery plant and the wind farm. It is owned and operated by EDL, who will recoup its investment via an electricity supply agreement with Agnew.

Agnew generated net cash-flow of A$192m (US$132m) (pre-tax) in 2020 compared with A$16m (US$11m) in 2019.

A review of the mine’s brownfields exploration activity in 2020 is on p64.

2021 guidance:

●	Gold production: 240koz
●	Capex: A$113m (US$85m), of which A$72m (US$54m) is sustaining capex and A$41m (US$31m) non-sustaining capex
●	AISC: A$1,450/oz (US$1,090/oz)
●	AIC: A$1,625/oz (US$1,220/oz)

IAR-71

Gold Fields Integrated Annual Report	2020

PROFITABLE PRODUCTION AND SUSTAINABLE CASH-FLOW

CONTINUED

At Granny Smith, production decreased by 2% to 270koz in 2020 from 275koz in 2019, but was 2% ahead of guidance for the year of 265koz.

AIC increased by 11% to A$1,465/ oz (US$1,010/oz) in 2020 from A$1,325/oz (US$922/oz) in 2019. With the mining of deeper ore zones, we incurred additional cost relating to paste fill, support and hauling. Furthermore, we incurred additional contractor labour costs, as well as employee flight and accommodation costs, during 2020 due to Covid-19-related restrictions. Royalty tax was also higher than 2019 as a result of the higher gold price received.

Capex decreased by 7% to A$96m (US$66m) in 2020 from A$104m (US$72m) in 2019 due to decreased exploration drilling costs during the year. The mine generated net cash-flow of A$224m (US$155m) (pre-tax) in 2020 compared with A$134m (US$93m) in 2019.

A review of the mine’s brownfields exploration activity in 2019 is on p65.

2021 guidance:

●	Gold production: 265koz
●	Capex: A$147m (US$110m), of which A$116m (US$87m) is sustaining capex and A$31m (US$23m) non-sustaining capex
●	AISC: A$1,475/oz (US$1,110/oz)
●	AIC: A$1,600/oz (US$1,200/oz)

At Gruyere, gold production increased by 161% to 258koz in 2020, the mine’s first full year of production, from 99koz in 2019. Gruyere commenced production in June 2019 and achieved commercial production at the end of September 2019.

AIC decreased by 68% to A$1,350/ oz (US$931/oz) in 2020 from A$4,170/oz (US$2,900/oz) in 2019. AIC for 2019 included construction capital up to the point of commercial production.

Capex (on a 50% basis) decreased by 61% to A$41m (US$28m) in 2020 from A$104m (US$72m) in 2019. The 2019 capex was primarily incurred to complete the Gruyere construction project and stripping activities at the Gruyere pit.

Gruyere generated net cash-flow (on a 50%-basis) of A$110m (US$76m) (pre-tax) in 2020 compared with a cash-outflow of A$80m (US$55m) in 2019.

2021 guidance (50% basis):

●	Gold production: 280koz (100% basis)
●	Capex: A$57m (US$43m), of which A$54m (US$41m) is sustaining capex and A$3m (US$2m) non-sustaining capex
●	AISC: A$1,310/oz (US$985/oz)
●	AIC: A$1,330/oz (US$1,000/oz)

WEST AFRICA REGION

	2021 Guidance		2020 Actual		2020 Guidance		2019 Actual

	Prod	AIC	Prod	AIC	Prod	AIC	Prod	AIC

Tarkwa	510koz	US$1,075/oz	526koz	US$1,017/oz	510koz	US$970/oz	519koz	US$958/oz

Damang	275koz	US$790/oz	223koz	US$1,035/oz	215koz	US$1,030/oz	208koz	US$1,147/oz

Asanko¹	106koz	US$1,400/oz	112koz	US$1,316/oz	115koz	US$1,130/oz	113koz	US$1,214/oz

Region	891koz	US$1,025/oz	862koz	US$1,060/oz	840koz	US$1,006/oz	840koz	US$1,039/oz

¹ 45% stake, equity-accounted

The Ghanaian region is the second biggest producer in the Gold Fields portfolio. Gold Fields has a shareholding of 90% in both Tarkwa and Damang, with the Ghanaian government holding the remaining 10%. We hold a 45% stake in Asanko, with our JV partner Galiano Gold, which manages the project, holding 45% and the Ghanaian government the remaining 10%.

Total gold production for the region increased by 3% to 862koz in 2020, being 3% higher than guidance of 840koz. The increase in output was driven by the continued build-up in production at Damang, with the mine having a much-improved H2 2020 as it moved into the heart of the main ore body. Total attributable production increased to 787koz in 2020 from 768koz in 2019.

Capex decreased to US$167m in 2020 from US$202m in 2019, mainly due to lower expenditure on capital waste stripping at Damang. AIC for the region was US$1,060/oz in 2020, 2% higher than the US$1,039/oz reported in 2019.

The region reported a material increase in net cash-flow in 2020 to US$252m (2019: US$174m). Gold Fields received US$38m on the redemption of preference shares from Asanko in 2020, which would have increased the total cash-flow for the region to US$290m.

MINE PERFORMANCES

Tarkwa’s production increased by 1% to 526koz in 2020 (2019: 519koz) and was slightly ahead of guidance of 510koz.

AISC and AIC increased by 6% to US$1,017/oz in 2020 from US$958/ oz in 2019, and were slightly higher than guidance of US$970/oz. The increase in costs was driven by increased royalties on the back of the higher gold price received, together with increased capex.

Tarkwa generated net cash-inflow of US$186m during 2020.

A review of the mine’s brownfields exploration activity in 2020 is on p65.

IAR-72

Gold Fields Integrated Annual Report	2020	OUR PERFORMANCE

2021 guidance:

●	Gold production: 510koz
●	Capex: US$174m
●	AISC/AIC: US$1,075/oz

Damang produced 223koz in 2020, which is 7% higher than the 208koz produced in 2019 and 4% above guidance of 215koz. Damang had a year of two halves as the mine continued to transition through the Huni sandstone lithology during H1 2020, which exhibited more variable grades than anticipated. H2 2020 was much stronger as mining moved into the higher grade Tarkwa phyllites in the base of the pit.

AISC increased by 25% to US$1,008/oz in 2020 from US$809/oz in 2019 due to higher cost of sales before amortisation and depreciation, as well as higher royalties on the back of the elevated gold price.

AIC decreased by 10% to US$1,035/oz in 2020 from US$1,147/oz in 2019 due to higher gold sold and lower non-sustaining capex, which decreased by 91% to US$6m in 2020 (2019: US$71m).

Damang recorded net cash-inflow of US$66m in 2020 compared with US$24m in 2019.

A review of the mine’s brownfields exploration activity in 2020 is on p65.

2021 guidance:

●	Gold production: 275koz
●	Capex: US$23m (sustaining capital: US$13m; project capital: US$10m)
●	AISC: US$730/oz
●	AIC: US$790/oz

Asanko produced 250koz in 2020, of which 113koz was attributable to Gold Fields, which is in line with 2019. AISC remained flat at US$1,114/oz in 2020 (2019: US$1,112/oz), while AIC increased 8% to US$1,316/oz in 2020 from US$1,214/oz in 2019.

2021 guidance:

●	Gold production: 235koz
●	AISC: US$1,235/oz
●	AIC: US$1,400/oz

MODERNISATION AT GOLD FIELDS

Gold companies with maturing mines face rising costs, dropping grades and remote ore bodies. One way of addressing these challenges is through modernisation, which can deliver a safer working environment, improve efficiencies and production, reduce costs and limit their environmental impact. Ultimately, the ideal end state is a decarbonised, fully electric, sustainable mine, embracing innovative technology and providing a safe working environment for all.

Gold Fields modernisation plan stretches across three horizons:

●  Horizon 1 (H1) – The foundational phase to visualise the operations through real time data, and using these business insights to plan the approach for Horizon 2

●  Horizon 2 (H2) – The transformational phase to integrate and optimise processes and systems over a three to seven-year period

●  Horizon 3 (H3) – The Gold Fields Mine of the Future, delivering the future state of Gold Fields

Significant progress has been made in H1, with some operations already having transitioned to H2. Some of the modernisation initiatives deployed include:

●  Major advancements in digital infrastructure at our mines. This is key as it provides the backbone required to run the technology for other modernisation programmes

●  3D visualisation to measure key aspects of the production value stream

●  Improved two-way communication underground, which enhances safety and improves health response times

●  Mobile devices that provide real-time information to inform better business decisions

●  Open-pit drone technology to monitor blast locations

●  Remote controlled equipment, which allows operators to work safely away from active mining areas

●  Wind and solar power that have already helped to reduce energy costs and our environmental impact

In working with our peers in the ICMM, we have also developed a Cleaner, Safer, Vehicles (CSV) roadmap for underground and open pit operations, each with context-specific projects within the three horizons. The introduction of CSVs will mean step changes for the safety and health of our workforce and the environmental impacts our operations have.

Modernisation extends beyond technology, however. Perhaps most importantly it will mean introducing a diversity of new skills, specialists and technical role to our Company, reskilling and upskilling people to adapt in an agile environment and improving performance management systems. Central to our people-focused modernisation plan is the development of a culture of diversity and agility to ready us for the new world of work.

IAR-73

Gold Fields Integrated Annual Report	2020

GOLD FIELDS 2021 BSC KPIs

●	Improve total shareholder return (TSR) through increased share price and dividend payouts
●	Reduce debt to improve TSR, reduce risk and create financial flexibility
●	Increase FCF per ounce at a set gold price
●	Improve rate of return on capital invested
●	Improve our process as it relates to allocating and managing capital

ASSOCIATED GROUP RISKS

No	Risk	RELATED SDG
	Gold/foreign exchange Gold price and c urrency exchange rate volatility	Industrial innovation and infrastructure
Mining costs Rising mining costs, including those relating to ESG

TRADE-OFFS

Our trade-offs refer to the difficult decisions made during the year in the context of resource scarcity. Below are some of the significant actions taken during a difficult year to do so:

●	Priority for capital allocation is given to debt reduction and shareholder payments before considering capital investments in our operations
●	The finite nature of our mines requires consistent investment into the portfolio
●	Even if gold prices are at high levels, hedging is only considered during periods of significant expenditure or servicing high debt levels

IAR-74

Gold Fields Integrated Annual Report	2020	OUR PERFORMANCE

OVERVIEW

Given the cyclical nature of the gold industry, along with the lack of control we have over key revenue and cost drivers – such as the gold price, currencies and the oil price – Gold Fields has adopted a prudent approach to managing its balance sheet. Historically our target level for the net debt:EBITDA ratio has been around 1x. However, we have been opportunistically reducing our debt given the higher gold price of late and could well be at or close to net zero within 18 months.

Gold Fields’ business strategy focuses on growing margin and FCF through the cycle, with our overriding aim of generating a FCF margin of at least 15% at a gold price of US$1,300/oz. In 2020, Gold Fields generated a FCF margin of 28% at an average gold price of US$1,771/oz, compared with 21% in 2019 and an average gold price of US$1,399/oz, and 16% in 2018 with an average gold price of US$1,266/oz. When converted to a price of US$1,300/oz, our FCF margin in 2020 would have been 27%.

However, given the finite nature of our assets, reinvestment into the portfolio is essential and the business has had to endure periods of increased capex. This was the case from 2017 to 2019, when the Group spent approximately US$1bn on building two new mines (Gruyere and Damang), buying into two new JVs (Gruyere and Asanko), and continuing to advance the Salares Norte project in Chile. Despite this increased capex, relatively strong gold prices enabled us to limit the increase in the Group’s net debt and ensure that we meet our target FCF margin. The 2021 financial year will again see a significant investment into the Group’s portfolio by developing the Salares Norte project in Chile, which will cost US$860m to construct.

FINANCIAL PERFORMANCE

Despite the impact of the Covid-19 pandemic on our operations, the significant increase in the gold price provided a welcome tailwind to Gold Fields’ financial results in 2020. The average gold price received increased across all relevant currencies during 2020, with the US Dollar gold price up by 27% to US$1,768/oz, (taking into account the realised revenue hedge losses, the actual realised gold price was US$1,581/oz), the Australian Dollar gold price up by 27% to A$2,551/oz, and the average Rand gold price up by 41% to R928,707/ kg. With production levels stable, the higher gold price resulted in a 31% increase in Group revenue to US$3.89bn in 2020 from US$2.97bn in 2019.

During 2020, the Group decided to align the production month-end with the calendar month-end, which resulted in a once-off additional 10 production days in H1 2020. These added production days resulted in an extra 45koz in output, which was offset by lost production from Covid-19-related stoppages of c.78koz (32koz at South Deep and 46koz at Cerro Corona) during the year.

Cost of sales before amortisation and depreciation increased by 5% to US$1.49bn in 2020, while AIC and AISC were slightly above 2019 levels and in line with revised guidance. AIC of US$1,079/oz was marginally higher than the US$1,064/oz recorded in 2019, with US$12/oz relating to specific Covid-19-related costs and US$12/oz to higher royalties on the back of the increased gold price. AISC came in at US$977/oz in 2020 compared with US$897/oz in 2019, and was within the revised guidance range of US$960/oz – US$980/oz.

Other salient features during 2020 included the following:

●	Royalty expenses increased by 42% to US$105m
●	The Group’s taxation charge increased to US$433m from US$176m in 2019, with normal taxation increasing to US$367m (2019: US$191m) in line with the higher profit before tax
●	Total capex of US$584m was slightly lower than the US$613m spent during 2019
●	Losses from financial instruments amounted to US$239m (2019: US$238m), largely due to losses on our gold hedges

Taking the above into account, earnings for 2020 totalled US$723m compared with US$162m in 2019, while normalised earnings more than doubled to US$879m (2019: US$343m).

We provide a detailed analysis of our financial performance in the management’s discussion and analysis of the Group’s Annual Financial Statements on p55 – 128 of the 2020 AFR. The consolidated income statement, statement of financial position and cash-flow statement – extracted from the 2020 AFR – can be found on p78 – 80.

CAPITAL ALLOCATION AND MANAGING DEBT

Gold Fields’ capital allocation priorities during 2020 were to pay down a significant portion of debt while continuing to invest the necessary sustaining capex into our asset base and honouring our Dividend Policy. At the beginning of the year, we set a target of paying down up to US$400m of the Company’s debt and reducing our net debt:EBITDA ratio to below 1.0x by the end of December 2020. We met this target, with the Group reducing its net debt by US$595m to US$1,069m and achieving a net debt:EBITDA ratio of 0.56x (under the new IFRS 16 definition). This compares with net debt of US$1,664m and a net debt:EBITDA ratio of 1.29x as at 31 December 2019. Excluding lease liabilities, core net debt amounted to US$640m at the end of 2020.

Throughout the cycle, Gold Fields has maintained the capex levels we believe are essential to ensure the longevity of our portfolio. Group capex amounted to US$584m in 2020 compared with US$613m in 2019, comprising sustaining capex of US$409m (2019: US$323m) and growth capex of US$175m (2019: US$290m).

Looking ahead, our 2021 capital allocation priorities will again be informed by our strategy to improve the quality of our asset base and extend the life-of-mine of our portfolio while balancing returns to shareholders. As such, we will allocate the FCF we generate to:

●	Paying down more debt and strengthening the balance sheet: Although the Group significantly decreased its net debt and net debt:EBITDA ratio during 2020,

IAR-75

Gold Fields Integrated Annual Report	2020

CAPITAL ALLOCATION AND SOUND BALANCE SHEET CONTINUED

management believes that decreasing our debt levels even further would be favourable to the Group
●	Funding the Salares Norte project: Construction of Salares Norte began in earnest in December 2020, with US$508m budgeted for the project for 2021. Based on our internal planning prices, management believes that we will likely be able to fund a large portion of this capital from cash generated by our operations
●	Returning dividends to shareholders: Gold Fields has a long and well-established policy of paying out between 25% and 35% of normalised earnings to shareholders as dividends. During 2020, Gold Fields declared a total dividend of R4.80/share, which translates to 30% of normalised earnings for the year – in line with the average pay-out over the past 10 years. We will continue to honour this policy in 2021

We budgeted total capital of US$1,177m for 2021, comprising sustaining capital of US$538m and growth capital of US$639m. The vast portion of the growth capital will be spent at Salares Norte, with US$508m in project capital budgeted for what is set to be its peak capital year. In 2020, we spent US$112m of the total capital allocation of US$860m for Salares Norte.

Other specific projects include the development of a second decline at the Wallaby Underground mine at Granny Smith, plant modifications and increased development at Agnew to enhance the longer-term outlook and, finally, increased new mine development at South Deep.

DEBT PROFILE

Over the past two years, Gold Fields undertook various transactions to improve the liquidity and maturity profile of the Group’s debt.

During 2020, we focused on repaying and renewing our US Dollar,

Australian Dollar and Rand debt. In H1 2020, we renewed our two R500m (US$34m) revolving credit facilities (RCF) with improved interest rates and three-year maturities. In October 2020, Gold Fields repaid the outstanding US$600m of the 2020 bond from a combination of cash resources and by drawing on our US Dollar debt facilities. In addition, we renewed our Australian Dollar facility during Q4 2020 and extended its maturity from December 2021 to December 2023. As a result, the first sizeable maturity for the Group is now in December 2023.

In July 2020, Gold Fields exercised a one-year extension for the US$1.2bn bank syndicated RCFs. Of the US$600m three-year RCF, which terminates in July 2022, US$485m has been extended to July 2023. Of the US$600m five-year RCF, which terminates in July 2024, US$485m has been extended to July 2025.

IAR-76

Gold Fields Integrated Annual Report	2020	OUR PERFORMANCE

HEDGING

Given the cyclical nature of our business, along with the volatility of the gold price, Gold Fields has implemented an active hedging programme over the past four years. We do not enter into long-term systematic hedges but rather regularly evaluate the Company’s position and outlook to determine whether short-term hedging is appropriate. Our policy allows for hedging to protect cash-flows:

●	During times of significant expenditure
●	For specific debt servicing requirements
●	To safeguard the viability of higher-cost operations

The hedges that were in place from 2017 to 2019 protected our cash-flows while capex levels were elevated during the Group’s reinvestment programme. During 2020, the purpose of our hedge book was to service our debt and, ultimately, enable management to achieve its debt reduction target. With the balance sheet in a much stronger position, management does not intend to put in place any more hedges that exclude our shareholders from the upside to the gold price.

However, given the sizeable capital budget for the Salares Norte project, the Group purchased downside protection for 2021 in the form of put options on 1Moz of our Australian production at an average strike price of A$2,190/oz. In addition, we implemented a currency hedge on the Chilean Peso, as roughly two-thirds of the costs relating to the Salares Norte project are in the local currency. Finally, we hedged 24kt of copper using zero cost collars with a floor of US$6,525/Mt and a cap of US$7,382/Mt. For full details of our hedges, see the table below:

TABLE OF HEDGES

2020

Hedge	Country	Quantity hedged	Hedging instrument and price	Hedge term

Gold hedge	Australia	210koz (21% of guidance)	Swaps; Ave strike price of A$1,957/oz	Jan 2020 –Dec 2020

	Australia	270koz (27% of guidance)	Zero-cost collars; Ave floor price of A$1,933/oz, Ave cap price of A$2,014/oz	Jan 2020 – Dec 2020

	Ghana	175koz (21% of guidance)	Zero-cost collars; Ave floor price of US$1,364/oz, Ave cap price of US$1,449/oz	Jan 2020 – Dec 2020

	Ghana	100koz (12% of guidance)	Swaps; Ave strike price of US$1,382/oz	Jan 2020 – Dec 2020

	Ghana	100koz (12% of guidance)	Zero-cost collars; Ave floor price of US$1,400/oz, Ave cap price of US$1,557/oz	Jan 2020 – Dec 2020

	South Africa	100koz (39% of guidance)	Swaps; Ave strike price of R681,400/kg	Jan 2020 – Dec 2020

	South Africa	100koz (39% of guidance)	Zero-cost collars; Ave floor price of R660,000/kg, Ave cap price of R727,000/kg	Jan 2020 – Dec 2020

Oil hedge	Ghana	123Mℓ (50% of annual diesel consumption)	Swaps; Equivalent Brent crude swap price US$59.20/bbl	Jan 2020 – Dec 2022

	Australia	75Mℓ (50% of annual diesel consumption)	Swaps; Equivalent Brent crude swap price US$57.40/bbl	Jan 2020 – Dec 2022

2021

Hedge	Country	Quantity hedged	Hedging instrument and price	Hedge term

Gold hedge	Australia	1,000koz (100% of guidance)	Put options; Ave strike price of A$2,190/oz	Jan 2021 – Dec 2021

Copper hedge	Peru	24kt (97% of guidance)	Zero-cost collars; Ave floor price of US$6,525/ Mt; Ave cap price of US$7,382/Mt	Jan 2021 – Dec 2021

Chilean peso hedge	Chile	US$546m	Exchange rate of 836.45 CLP per US$	July 2020 – Dec 2022

Oil hedge	Ghana	123Mℓ (50% of annual diesel consumption)	Swaps; Equivalent Brent crude swap price US$75.80/bbl	Jan 2020 – Dec 2022

	Australia	75Mℓ (50% of annual diesel consumption)	Swaps; Equivalent Brent crude swap price US$74.00/bbl	Jan 2020 – Dec 2022

IAR-77

Gold Fields Integrated Annual Report	2020

Consolidated income statement

for the year ended 31 December 2020

	United States Dollar

Figures in millions unless otherwise stated	2020	2019	2018

CONTINUING OPERATIONS

Revenue	3,892.1	2,967.1	2,577.8

Cost of sales	(2,150.4)	(2,033.5)	(2,043.0)

Investment income	8.7	7.3	7.8

Finance expense	(126.7)	(102.2)	(88.0)

(Loss)/gain on financial instruments	(238.9)	(238.0)	21.0

Foreign exchange gain/(loss)	8.6	(5.2)	6.4

Other costs, net	(11.5)	(67.6)	(44.8)

Share-based payments	(14.5)	(20.5)	(37.5)

Long-term incentive plan	(51.3)	(9.1)	(1.1)

Exploration expense	(49.7)	(84.4)	(104.2)

Share of results of equity accounted investees, net of taxation	(2.6)	3.1	(13.1)

Profit on disposal of Maverix Metals Incorporated	–	14.6	–

Restructuring costs	(2.0)	(0.6)	(113.9)

Silicosis settlement costs	(0.3)	1.6	4.5

Gain on acquisition of Asanko	–	–	51.8

Impairment, net of reversal of impairment of investments and assets	50.6	(9.8)	(520.3)

Tarkwa expected credit loss	(29.0)	–	–

(Loss)/profit on disposal of assets	(0.2)	1.2	(51.6)

Profit/(loss) before royalties and taxation	1,282.9	424.0	(348.2)

Royalties	(105.0)	(73.7)	(62.5)

Profit/(loss) before taxation	1,177.9	350.3	(410.7)

Mining and income taxation	(432.5)	(175.6)	65.9

Profit/(loss) for the year	745.4	174.7	(344.8)

Profit/(loss) attributable to:

– Owners of the parent	723.0	161.6	(348.2)

– Non-controlling interests	22.4	13.1	3.4

	745.4	174.7	(344.8)

Earnings/(loss) per share attributable to owners of the parent:

Basic earnings/(loss) per share – cents	82	20	(42)

Diluted earnings/(loss) per share – cents	81	19	(42)

IAR-78

Gold Fields Integrated Annual Report	2020	OUR PERFORMANCE

Consolidated statement of financial position

for the year ended 31 December 2020

	United States Dollar

Figures in millions unless otherwise stated	2020	2019

ASSETS

Non-current assets	5,713.0	5,460.2

Property, plant and equipment	4,771. 2	4,657.1

Inventories	141.5	141.0

Equity accounted investees	233.3	172.0

Investments	147.9	155.1

Environmental trust funds	79.3	69.5

Loan advanced – contractor	68.4	–

Non-current derivative financial assets	31.4	–

Deferred taxation	240.0	265.5

Current assets	1,730.4	1,069.9

Inventories	521.6	417.8

Trade and other receivables	240.1	136.0

Derivative financial assets	81.9	1.1

Cash and cash equivalents	886.8	515.0

Assets held for sale	29.4	31.2

Total assets	7,472.8	6,561.3

EQUITY AND LIABILITIES

Equity attributable to owners of the parent	3,664.5	2,777.0

Stated capital	3,871.5	3,622.5

Other reserves	(1,962.6)	(2,035.5)

Retained earnings	1,755.6	1,190.0

Non-controlling interests	163.7	131.7

Total equity	3,828.2	2,908.7

Non-current liabilities	2,728.1	2,284.8

Deferred taxation	499.9	433.6

Borrowings	1,443.4	1,160.9

Provisions	379.3	391.1

Lease liabilities	364.8	287.7

Long-term incentive plan	33.4	11.5

Non-current derivative financial liabilities	7.3	–

Current liabilities	916.5	1,367.8

Trade and other payables	550.6	466.8

Derivative financial liabilities	21.8	127.6

Royalties payable	17.7	13.9

Taxation payable	121.3	24.8

Current portion of borrowings	83.5	684.9

Current portion of lease liabilities	64.2	45.2

Current portion of provisions	23.6	4.6

Current portion of long-term incentive plan	33.8	–

Total liabilities	3,644.6	3,652.6

Total equity and liabilities	7,472.8	6,561.3

IAR-79

Gold Fields Integrated Annual Report	2020

Consolidated statement of cash-flows

for the year ended 31 December 2020

	United States Dollar

Figures in millions unless otherwise stated	2020	2019	2018

Cash-flows from operating activities	1,111.4	845.0	568.7

Cash generated by operations	1,933.9	1,302.8	998.0

Interest received	7.6	6.6	6.8

Change in working capital	(171.8)	(24.6)	(31.9)

Cash generated by operating activities	1,769.7	1,284.8	972.9

Silicosis payment	(3.5)	(4.6)	–

Interest paid	(127.2)	(132.0)	(91.0)

Royalties paid	(102.5)	(72.3)	(65.5)

Taxation paid	(278.7)	(181.8)	(190.7)

Net cash from operations	1,257.8	894.1	625.7

Dividends paid	(146.4)	(49.1)	(57.0)

– Owners of the parent	(137.7)	(45.5)	(45.5)

– Non-controlling interest holders	(7.6)	(2.2)	(9.8)

– South Deep BEE dividend	(1.1)	(1.4)	(1.7)

Cash-flows from investing activities	(607.4)	(446.8)	(886.8)

Additions to property, plant and equipment	(583.7)	(612.5)	(814.2)

Capital expenditure – working capital	(7.1)	–	–

Proceeds on disposal of property, plant and equipment	0.7	3.7	78.9

Purchase of Asanko Gold	–	(20.0)	(165.0)

Purchase of investments	(0.6)	(6.5)	(19.3)

Redemption of Asanko Preference Shares	37.5	10.0	–

Proceeds on disposal of subsidiary	–	6.2	–

Proceeds on disposal of Maverix	–	66.8	–

Proceeds on disposal of investments	22.9	112.6	0.5

Loan advanced – contractors	(68.4)	–	–

Proceeds on disposal of Arctic Platinum	–	–	40.0

Contributions to environmental trust funds	(8.7)	(7.1)	(7.7)

Cash-flows from financing activities	(139.8)	(104.6)	151.6

Loans raised	689.8	1,538.0	690.0

Loans repaid	(1,014.2)	(1,604.3)	(535.9)

Payment of lease liabilities	(64.4)	(38.3)	(2.5)

Proceeds from the issue of shares	249.0	–	–

Net cash generated/(utilised)	364.2	293.6	(166.5)

Effect of exchange rate fluctuation on cash held	7.6	1.7	(7.6)

Cash and cash equivalents at beginning of the year	515.0	219.7	393.8

Cash and cash equivalents at end of the year	886.8	515.0	219.7

IAR-80

Gold Fields Integrated Annual Report	2020	OUR PERFORMANCE

GOLD FIELDS 2021 BSC KPIs

●	Eliminate environmental incidents in our business
●	Improve reputation with stakeholders
●	Improve governance and compliance

2025 ESG CHARTER TARGETS			ASSOCIATED GROUP RISKS

Strategic priority		Strategic intents	No

Risk

Covid-19

The impact of Covid-19 on our employees, communities and business

Resource nationalism

Resource nationalism, regulatory uncertainty and government imposts

Social licence

Impact on social licence and relationships with host community

Political risks

Political uncertainty in the areas where we operate

Unlocking business, community and stakeholder value		Maximise Group host community employment Maximise Group host community procurement spend Maximise Group in-country procurement

RELATED SDGs
Good health and wellbeing	Clean water and sanitation	Decent work and economic growth

Industrial innovation and infrastructure	Sustainable cities and communities

TRADE-OFFS

We continue to balance the needs of our host communities and governments with long-term value creation for all our stakeholder groups. Below are some of the key decisions taken during the year:

●	Increased investment in communities to strengthen and maintain our social licence to operate
●	Significant focus on host community employment and procurement comes at the expense of businesses and workers in other regions of the countries in which we operate
●	While our investment in local infrastructure is critical, this must not undermine the role of government in community development and administration
●	Our commitment to respectful relations with Indigenous communities in Australia will require potentially forgoing mining in culturally sensitive areas
●	Government and regulatory imposts and regulations that may impact the sustainability of our operations may require legal strategies, often in conjunction with our peers
●	Gold Fields is fully committed to the implementation of South Africa’s Mining Charter 3, but through the Minerals Council of South Africa, we are engaging government on elements that are contentious

IAR-81

Gold Fields Integrated Annual Report	2020

VALUE CREATION FOR STAKEHOLDERS CONTINUED

COMMUNITIES

Our host communities are one of Gold Fields’ most important stakeholder groups – their support underpins our social licence to operate which, in turn, impacts our ability to generate and distribute enduring value. Our Group Community Policy Statement sets out our commitment to develop mutually beneficial relationships with our host communities through transparent and constructive engagements, which are based on shared respect and trust.

Host communities are defined as those people living within the vicinity of our operations who have been or could be directly affected by our exploration, construction or operational activities, and who have a reasonable expectation of our duties and obligations as the mining operator. Each operation within the Group identifies their host communities to secure both their legal mining and social licence to operate. In total, some 460,000 people live in 60 communities surrounding our eight mines.

At Gold Fields, a strong social licence to operate is embedded in our Group Societal Acceptance Charter. It is also a prerequisite for generating enduring value for stakeholders. This approach is underpinned by building strong relationships and trust, creating and sharing value, measuring our actions and input, and delivering against our commitments. In 2020, our regions successfully implemented government and community action plans – thereby ensuring delivery of the Group and regional Society Acceptance Charters.

In 2016, in addition to creating in-country economic impact, we also started an initiative aimed at creating benefits for our host communities. At that point, loss of our social licence to operate was ranked fifth among our Group top 10 risks. This risk dropped from our top 10 risks in 2018, which has remained the case due to the successful implementation of our host community procurement, job creation, socio-economic development (SED) and environmental management strategies. Loss of social licence is still considered a top mining industry risk.

For details on our approach to community relations and stakeholder engagement, as well as our policies and guidelines, go to www.goldfields.com/sustainability.php

The diagram below details the three community-focused levers available to us:

HOW WE CREATE VALUE FOR OUR COMMUNITIES

IAR-82

Gold Fields Integrated Annual Report	2020	OUR PERFORMANCE

CREATING SHARED VALUE IN OUR HOST COMMUNITIES

The outbreak of the Covid-19 pandemic has exacerbated economic hardships in our host communities, who now increasingly expect that our mines will help alleviate their burdens by providing economic or other assistance. The circumstances of this past year have reinforced our awareness of our communities’ priority needs. We believe that the greatest socio-economic benefit we can have on our host communities is to create value by addressing the following priority needs:

●	Employment, particularly for youth
●	Skills and enterprise development
●	Infrastructure, such as education, healthcare, water facilities and roads
●	Environmental rehabilitation

We aim to maximise the positive socio-economic and environmental benefits of mining on our host communities while avoiding or minimising the adverse impacts thereof. Our social investment initiatives are guided by the principle of Shared Value, whereby we address business and social needs to create value for both communities and our mines.

Our most important Shared Value initiative focuses on host community procurement and job creation, as we believe this will support the economic development of communities and individuals while also meeting the needs of our business. As a global mining company, we can make a positive impact by localising procurement, creating jobs and upskilling workers. In addition, by using community investment spend to focus on SED, we can further address regional social needs as identified by the communities themselves.

Between 2016 and 2020, we significantly enhanced our

understanding of the value created through our SED investments, host community employment and host community procurement programmes by quantifying the impact thereof. Over the past five years, we have created between US$600m – US$800m in community value every year. Cumulatively, this amounts to over US$3.54bn which, we believe, presents a significant investment in the economic wellbeing of our host communities. Based on our analysis, of the US$2.85bn in value created during 2020, US$676m, 28% of the total, remained with our host communities as shown in the graph below.

We have incentivised our management teams with ESG targets since 2017, including host community value creation. From 2021 onwards, a larger portion of incentives will be allocated to ESG goals.

HOST COMMUNITY VALUE CREATION

TYPE OF BENEFIT TO HOST COMMUNITIES
EMPLOYEE WAGES
US$123m
SED INVESTMENT
US$17m
PROCUREMENT SPEND
US$536m
GOLD FIELDS' 2020
VALUE DISTRIBUTION
TOTAL VALUE
DISTRIBUTION 2020
US$2.85b
28%
HOST COMMUNITY
VALUE
US$676m
REGIONAL BREAKDOWN
PERU
US$31m
SOUTH AFRICA
US$86m
AUSTRALIA
US$230m
GHANA
US$328m

NUMBER OF SUPPLIERS AND JOBS IN HOST COMMUNITIES IN 2020:

679
Host community suppliers

10,073
Host community jobs in the mine value chain, comprising:

2,485
Employees

6,267
Contractors

649[1]
Suppliers

672
Non-mining jobs

[1] *Excluding Peru and Australia*

IAR-83

Gold Fields Integrated Annual Report	2020

VALUE CREATION FOR STAKEHOLDERS CONTINUED

Host community procurement

Our host community procurement programme guides us as we support those areas in our operations’ supply chains where community-based enterprises can participate. Host community procurement, if implemented effectively, holds benefits for both the communities in which we operate and for our mines themselves. This aligns with our focus on driving Shared Value.

Benefits to the community:

●	Builds the capacity of local companies to take advantage of mining industry spend
●	Provides employment and enhances the livelihoods of host communities through increased incomes
●	Enhances the development of small and medium-scale business nodes in host communities
●	Improves the skills of host community youths to meet the current and future skills needs of our mines

Benefits to Gold Fields:

●	Increases supply base and reduces risks related to supply of critical inputs
●	Reduces inventory and, as such, the locking up of capital
●	Reduces cost and lead time in procuring inputs
●	Develops a pipeline of skilled personnel in host communities
●	Secures and enhances our social licence to operate

Since 2016, we have actively increased host community procurement in Ghana, South Africa and Peru and, since 2018, in Australia. Our mines have annual targets that drive our host community procurement spend.

Our total procurement spend amounted to US$1.78bn in 2020, of which 96% was spent by our mines on businesses based in the countries where we operate (2019: US$1.74bn/96%). We spent US$536m, or 29%, on suppliers and contractors from our mines’ host communities against a target of 25% (2019: US$635m/34%). The decrease in spend was as a result of Covid-19 and the change in mining contractor at Damang. Our Salares Norte project, which was in pre-contraction during 2020, actively pursued procurement of goods and services from its host communities in line with the approved project plan. We are committed to further maximising our impacts going forward.

The table below outlines the progress made for both in-country and host community value creation between 2019 and 2020:

LOCAL AND HOST COMMUNITY PROCUREMENT

	Local (in-country) procurement	Local (in-country) spend (% of total)		Host community procurement	Host community spend (% of total)

Country	2020 (US$m)	2020	2019	2020 (US$m)	2020	2019

Peru	177	96%	96%	25	14%	15%

Australia	813	99%	99%	179	23%	21%

South Africa	138	100%	100%	33	24%	28%

Ghana	651	91%	91%	298	42%	56%

Group	1,779	96%	96%	536	29%	34%

IAR-84

Gold Fields Integrated Annual Report	2020	OUR PERFORMANCE

Host community employment

We continue to prioritise the employment of host community members at our operations, and encourage our contractors and suppliers to do the same. This is supported by education and skills development projects which build a local skills base.

In 2020, our operations set targets to maintain their host community employment. At the end of the year, 53% of our workforce, or 8,752 people, were employed from our host communities (2019: 55%/9,269 people). The decline from 2019 reflects the change in mining contractors at our Ghanaian mines, measures that were implemented to address the impact of Covid-19 at Cerro Corona, and an increase in Fly-In, Fly-Out (FIFO) workers due to employee turnover at our Australian mines.

We seek to maintain the current levels of host community employment during 2021 and beyond, as in most of the countries in which we operate each job has a significant multiplier effect. As such these jobs are critical for the 460,000 residents that live in our host communities.

In the table below, we set out the number of national employees and host community members – including both employees and contractors – working in each of Gold Fields’ countries of operation in relation to our total workforce.

Beyond creating employment opportunities with our mines or contractors, or in the wider supply chain – which can only create a finite number of jobs – we are also seeking to create non-mining jobs, particularly those linked to SED projects. Non-mining jobs can continue to provide benefits to host communities beyond mine closure, thus assisting them with social transitioning.

In 2019 and 2020, we intensified our efforts to ensure that our SED projects – those focusing on agriculture, infrastructure development, education and training, and economic diversification – also grow and sustain non-mining jobs. We are starting to see traction in this initiative and, during the year, created 672 non-mining jobs for host community members, with well over half of them in the agricultural sector (2019: 504). Due to their inherent nature, many of our SED projects do not provide long-term solutions, however, they do create income and a measure of skills transfer.

The following projects created significant and sustainable jobs:

●	421 farming jobs at the Lima rural agricultural development projects in the Eastern Cape province of South Africa, which is home to about 16% of our workforce
●	16 farming jobs in communities surrounding our Cerro Corona mine in Peru
●	33 farming jobs in the Youth in Organic Horticulture Production (YouHoP) programme at our Damang and Tarkwa mines in Ghana

LOCAL AND HOST COMMUNITY EMPLOYMENT

	Local (in-county)		Host community
	employees –		workforce[1] –
Country	2020	2020	2020	2020	2019

Peru	386	99%	711	27%	28%

Australia	1,319	78%	536	19%	23%

South Africa	1,873	84%	2,703	67%	65%

Ghana	1,015	99%	4,802	69%	72%

Group	4,885	87%	8,752	53%	55%

1 Workforce comprises employees and contractors. Host community employment data excludes our corporate and regional offices, as well as our projects

IAR-85

Gold Fields Integrated Annual Report	2020

VALUE CREATION FOR STAKEHOLDERS CONTINUED

SED investments

We invested US$17.2m in SED projects in our host communities during 2020 (2019: US$21.5m). The 22% decline in total SED spend during 2020 compared with 2019 is due to a delay in implementation of projects in Australia, Ghana and Peru because of Covid-19. Our mines have dedicated SED investment funds delivered directly or through our trusts and foundation. Our mines also partner with host governments, donors and NGOs.

Some of the significant Shared Value projects we implemented during the year include our ongoing investment in water provision in Hualgayoc near our Cerro Corona mine. This investment addresses one of the key needs of the community and, since we started operating in the area in 2006, we have provided the majority of community households in Hualgayoc with access to clean water. During 2020, we also implemented the first phase of a three-year reforestation and water harvesting project together with the Ministry of Agriculture and the district municipality. The project will benefit 16,000 people by increasing crop production of subsistence farmers through the construction of 2,000 micro-reservoirs and irrigation systems.

GROUP SED SPEND

GROUP SED BY TYPE (2020)

Providing IT equipment to high school students, Tarkwa, Ghana

IAR-86

Gold Fields Integrated Annual Report	2020	OUR PERFORMANCE

Covid-19 support

Our operations continue to actively support host communities and governments in their efforts to control the Covid-19 pandemic and assist those that have been impacted by it. We tailored the support we provided to each country’s unique circumstances while also collaborating with our business partners and peers. Our support to communities included:

●  Donating to well-managed and transparent government or industry response funds

●  Donating medical and sanitising equipment

●  Distributing meals to vulnerable people

●  Supporting local government efforts, such as street sanitisation

●  Distributing masks, sanitisers, education leaflets and videos

●  Contributing to radio and television campaigns to educate, raise awareness, dispel myths and prevent stigmatisation and gender-based violence

COVID-19 SUPPORT TO HOST COMMUNITIES AND GOVERNMENTS

Country	Government donation US$’000	Community spend US$’000	Total US$’000

Chile	—	244	244

Peru	155	688	839

Australia	—	195	195

Ghana	434	361	795

South Africa[1]	962	58	1,020

Corporate	130	—	130

Group	1,677	1,546	3,223

[1]	Includes US$128,000 spent on communities by our business partners and US$43,500 by the South Deep Community Trust and the South Deep Education Trust

Measuring our impact and relationships

Our regions regularly conduct independent assessments to measure the strength of our relationships with host communities.

Over the years, we have seen a positive upward trend in Company-community relationship at our operations, as reflected by the headline findings below. The findings of the independent assessments of our community support in Ghana, which was delayed due to Covid-19, will be available in H1 2021.

We expanded our independent measure of our social return on investment (SROI) and Shared Value created to identify those investments that strengthen our social licence to operate which, in turn, inform future investment strategies. After a delay in 2020 due to Covid-19, Peru will undertake an SROI analysis on selected projects in 2021 using our Group methodology.

Region	Description

Community acceptance improved from 5% in 2012 to 7% in 2014, 32% in 2016, and 48% in 2019

Community support increased from 33% in 2015 to 52% in 2017, 62% in 2019 (three communities measured), and 61% in 2020 (five communities measured)

Strong community support with a relationship index of 73% at Damang and 78% at Tarkwa in 2015

WORKING WITH INDIGENOUS COMMUNITIES IN AUSTRALIA

In Australia, we recognise Aboriginal and Torres Strait Islander peoples as the traditional owners of the lands on which we operate, and acknowledge and respect their continuing culture.

In considering our strategy for engaging with Aboriginal and Torres Strait Islander peoples, we chose to partner with Reconciliation Australia (an independent, not-for-profit organisation) in 2018 to embark on its Reconciliation Action Plan (RAP) programme – a structured framework whereby organisations can support the national reconciliation movement by facilitating the development of respectful relationships with and creation of meaningful opportunities for Aboriginal and Torres Strait Islander peoples.

Gold Fields developed its Reflect RAP in 2019 and formally launched the programme in early 2020. Our efforts focused on building and strengthening relationships, raising awareness of the RAP process and the broader reconciliation effort, and finding opportunities to listen and learn from the lived experiences and aspirations of the Aboriginal and Torres Strait Islander people from our communities. This has enabled us to better understand the barriers to progress in key areas, such as employment and procurement, and the options available to effect change. Moving these strategies forward will be an important component of our second (Innovate) RAP, which will be finalised in 2021.

We continue to work closely with the Yilka and Sullivan Edwards people, the determined Native Title holders of the land on which Gruyere operates. In terms of our agreement with these parties, we continue to look for ways to sustain and grow employment and business opportunities, as well as support health, education and other programmes for the local Aboriginal community. It is particularly encouraging to see the Yilka Aboriginal Ranger programme come into fruition, and we welcome the opportunity to support and promote the group’s conservation and land management activities.

IAR-87

Gold Fields Integrated Annual Report	2020

VALUE CREATION FOR STAKEHOLDERS CONTINUED

While our relationships at our other operations in Australia have traditionally been focused on Aboriginal cultural heritage awareness and management, the RAP broadened the scope of our engagements and provided opportunities for participation in important community events.

We support a range of activities and programmes that directly benefit our Aboriginal communities. In Leonora and Laverton, two communities near our mines, we are proud to support the Shooting Stars educational programme through the Gold Industry Group of Australian gold miners. This programme uses sport and other tools to encourage greater school engagement among Aboriginal girls and young women. We also participate in a local industry group based in Kalgoorlie, near our St Ives mine, to support greater economic development for Aboriginal and Torres Strait Islander people and businesses in the Goldfields region.

INDIGENOUS PEOPLE CULTURAL HERITAGE PROTECTION

Australia

Stakeholder engagement remains a key focus area for the Australian region. An important lesson from the tragic and irreversible destruction of ancient caves located at Juukan Gorge in Western Australia in 2020 is that ongoing and transparent stakeholder engagement must be closely aligned with legal approval and heritage management processes.

In response to the findings from the Parliamentary Inquiry into the Juukan Gorge incident, we are reviewing and updating our engagement plans and implementation guides to ensure we continue to cultivate strong relationships with traditional owners that support the early resolution of emerging concerns and priorities.

We are also updating our current processes for identifying, evaluating, and communicating risks associated with Aboriginal cultural heritage to ensure we embed cultural heritage risk assessment and management into our decision-making processes.

As part of this, we obtained independent advice on best practice approaches to conducting Aboriginal cultural heritage surveys, which will form the basis of a new Regional Aboriginal Cultural Heritage Standard in 2021.

We continue to support the building of capacity and understanding of Aboriginal cultural heritage at our operations through cultural awareness training, which is facilitated by Aboriginal and Torres Strait Islander people who share insights and knowledge of their country – the lands on which we operate.

We have extensive protocols in place for the recording, impact assessment and protection of identified Aboriginal cultural heritage sites, primarily through our ground disturbance permitting process. Where potential impacts to cultural heritage sites from mining activities could not be avoided or mitigated, we have complied with the Section 18 approvals prescribed by the legislation prior to any disturbance. We do not intend to action any existing approvals, nor apply for any new approvals at this stage.

Through the Chamber of Minerals and Energy (CME), we are participating in an extensive consultation process with respect to the reform of current heritage legislation, with the new Aboriginal Cultural Heritage Act expected to be implemented later this year. We agree that the current legislation requires modernisation to reflect the expectations of both Aboriginal and Torres Strait Islander people, broader society and land users (including mining companies), and welcome this long-awaited reform.

Consistent with our strategy, we support the current approach proposed by the Western Australia government, which seeks to embed agreement-making on Aboriginal cultural heritage matters into the legislation. We will continue to participate in the review and consultation process of the draft legislation and supporting documents to ensure the legislation achieves improved outcomes for all stakeholders in this important area. We are also currently making progress in the negotiations with our Aboriginal stakeholders at several of our operations to formalise robust cultural heritage management protocols.

Chile

While no Indigenous Peoples have a relationship with our Salares Norte project site, as confirmed through the project’s environmental approval process, we have engaged with the Colla Indigenous communities located some 70km from the project since 2015. We have signed social development agreements with the key Colla communities, and we are holding regular meetings to present our progress against our project plan and to identify and address any concerns from these communities. Nine sites of cultural significance to the Colla communities have been identified near the project access road – none of which are declared national monuments. We have a community relations and heritage conservation plan in place to protect the identified sites.

POTENTIAL ENVIRONMENTAL IMPACTS

Our activities have the potential to adversely impact surrounding communities. We have policy statements and guidelines in place that provide the framework to enable us to avoid and, where we cannot avoid, manage the environmental impact on our host communities.

Grievance mechanisms

It is critical that we have a clear understanding of any issues raised by our communities. Community grievance management is therefore a key component of the community relations programme. All our operations have established grievance mechanisms in place that enable us to address and resolve any grievances that arise from our activities. These mechanisms encourage and enable community members to submit complaints to us. Our mines are then obligated to

IAR-88

Gold Fields Integrated Annual Report	2020	OUR PERFORMANCE

address these grievances within a specified period. Where necessary, members from local communities act as mediators should our teams not be able to resolve issues raised.

During 2020, our operations dealt with 139 grievances (2019: 77) lodged by our communities, of which 75 were related to jobs and procurement, along with 52 social and 12 environmental grievances. 80%

of these grievances were resolved within the agreed timeframes. The outstanding grievances are at Cerro Corona and relate mainly to delayed payments by contractors.

Potential impacts from our activities	Policies and guidelines

●  Water withdrawal from catchment

●  Water and soil contamination or impacts on biodiversity from environmental incidents such as leaks or spillages of process water, sewage effluent, tailings, oil and fuel, and water discharge

●  Water Stewardship Policy, which requires collaboration with stakeholders in our catchment areas to ensure responsible use of water resources

●  Environment Policy, which was updated in 2021 and commits Gold Fields to zero Level 3 to Level 5 environmental incidents and includes commitments to responsible environmental stewardship, sustainable use of resources, protection of biodiversity and ecosystems, and pollution prevention. Our policy also commits us to effectively manage water and apply strong and transparent water governance to collaboratively achieve responsible and sustainable water use, and to engagement and communicate with stakeholders on environmental matters

●  Tailings Storage Facility Management Policy, which was updated in 2020 and commits Gold Fields to implementing the GISTM, which strives to achieve the ultimate goal of zero harm to people and the environment, with a zero tolerance for human fatality

●  Climate Change Policy, which was updated in 2020 and commits Gold Fields to collaborating with governments, peers, investors, NGOs and host communities to develop effective climate change policies

●  Water management guideline

● Environmental Incident Classification and Reporting Guideline which supports corrective and preventative management of environmental incidents or potential environmental incidents
● Biodiversity Guidelines which enables our Environmental Policy commitment to biodiversity and ecosystems
● Dust from tailings facilities, waste rock dumps, blasting and roads ● Noise and vibrations from blasting

●  Sustainable Development Policy

●  Environment Policy, which was updated in 2021 and commits Gold Fields to managing significant environmental aspects (or risks), legal and regulatory compliance thus ensuring that dust, noise or blasting vibration are contained within legal limits where they may occur, and zero Level 3 to Level 5 environmental incidents. Our policy also commits us to engaging and communicating with stakeholders on environmental matters

●  Tailings Storage Facility Management Policy, which was updated in 2020 and commits Gold Fields to implementing the GISTM, which strives to achieve the ultimate goal of zero harm to people and the environment, with a zero tolerance for human fatality

● Climate Change Policy, which was updated in 2020 and commits Gold Fields to collaborating with governments, peers, investors, NGOs and host communities to develop effective climate change policies
● Materials and Supply Chain Stewardship Policy

●  Our Integrated Mine Closure Management Guideline ensures that Gold Fields proactively plans and manages eventual mine closure to pursue zero harm to the environment and human health and enhances sustainable development. The guideline requires appropriate engagement with stakeholders to identify, mitigate or manage significant risks associated with both operations and closures

● Environmental Incident Classification and Reporting Guideline, which supports corrective and preventative management of environmental incidents or potential environmental incidents

IAR-89

Gold Fields Integrated Annual Report	2020

VALUE CREATION FOR STAKEHOLDERS CONTINUED

HUMAN RIGHTS

Gold Fields is committed to upholding and protecting the human rights of its stakeholders, particularly our people and members of our host communities. We recognise that our mining activities have the potential to impact the human rights of these important stakeholder groups.

Our Human Rights Policy Statement, which is embedded in our Code of Conduct, applies to all directors, employees and third parties, including suppliers and contractors.

The Code of Conduct can be found on our website at www.goldfields.com/code
-of-conduct.php

Under the Human Rights Policy Statement, Gold Fields commits to, among others:

●	Not interfering with or curtailing others’ enjoyment of their human rights
●	Defending, where possible, employees and external Gold Fields stakeholders, such as community members, against human rights abuses by third parties
●	Taking positive action to facilitate the entrenchment and enable the enjoyment of human rights and protecting the right to human dignity
●	Protecting the right to freedom of conscience, religion, thought belief and opinion
●	Encouraging diversity and inclusiveness
●	Respecting cultural heritage of communities surrounding our mines

The Human Rights Policy Statement is informed by and supports various international standards. These include the United Nations (UN) Guiding Principles on Business and Human Rights, the conventions of the International Labour Organisation, the UN Universal Declaration of Human Rights, the Voluntary Principles on Security and Human Rights (VPSHR), and the ICMM Mining Principles and Position Statements.

A Human Rights Steering Committee oversees the work by the various disciplines and regions, and feedback is provided to the Board’s Social, Ethics and Transformation (SET) Committee on a quarterly basis. A number of salient human rights issues have been identified by the Steering Committee. These issues have particularly the most severe negative impacts because of the Company’s activities or business relationships and are the focus of work by our operational teams.

In December 2020, we launched our new e-learning human rights training to equip all Gold Fields employees with a sound understanding of human rights, how these rights affect our Company and stakeholders, as well as empower our people to uphold these rights. Also in 2020, we developed a human rights due diligence tool, which formalises identification and assessment of our actual and potential human rights impacts and aligns to our existing risk management process. Training and due diligence will be rolled out during 2021.

Gold Fields recognises that human rights are at risk from the impacts of Covid-19 and actively supported and continues to support its people, communities and government during the pandemic. Details of our programmes and interventions can be found on p57 and p87.

WORKFORCE

Our Human Rights Policy Statement commits Gold Fields to protecting the rights of our workforce and upholding freedom from child labour, freedom from forced or compulsory labour, freedom from discrimination while recognising the need to affirm previously disadvantaged groups, and freedom of association and collective bargaining.

Internal grievance mechanisms are in place to ensure employees and contractors can raise human rights concerns. Grievances are handled by the Gold Fields HR function in consultation with legal teams. Employees can also raise concerns via independent counsellors as part of the Gold Fields Employee Assistance Programme, and make use of Gold Fields’ confidential, third-party whistleblowing hotline. During the year, two grievances were raised by employees regarding harassment and sexual harassment, both of which were assessed internally, resulting in one dismissal.

Performance in 2020

●	Our Diversity Policy, approved by the Board in 2017, which outlines our commitment to equality and the zero tolerance approach we take to discrimination. In 2020, we developed a diversity and inclusion dashboard that allows tracking of our diversity progress
●	Approved an updated Harassment Policy
●	Code of Conduct training, first rolled out to all employees in 2017, was updated and employees received refresher training, including on human rights, during 2020
●	Undertook training on human rights at Cerro Corona and Salares Norte, with weekly talks by an independent specialist

COMMUNITY

Our host communities are one of Gold Fields’ most important stakeholder groups and we seek to develop mutually beneficial relationships with them, based on shared respect and trust. More than any other stakeholders, our operations have the potential to adversely impact the rights, traditions and cultures of local communities. As such due diligence on human rights is critical.

Performance in 2020

●	We continued the roll-out of our revised artisanal small-scale mining (ASM) strategy at our Ghanaian operations to sensitise community members on the negative consequences of ASM and the regulatory penalties incurred when actively supporting illegal mining
●	No resettlement was undertaken at our operations in 2020
●	We reviewed our Indigenous Peoples and cultural heritage safeguards and risks. This is most critical in the Australia region. Details of our strategy and actions are detailed on p88. In our other regions, our sites have identified all sensitive, sacred and other sites of significance to Indigenous People (Chile) and host communities (Ghana, Peru and South Africa) in proximity to our operations, and ensured that these sites are subject to adequate protection measures

IAR-90

Gold Fields Integrated Annual Report	2020	OUR PERFORMANCE

SUPPLIERS

Our suppliers are required to comply with the Group Code of Conduct, the Gold Fields Supplier Code of Conduct and our Human Rights Policy Statement as a standard provision in all third-party contractual agreements. An external third-party screening system evaluates new and existing suppliers and contractors on a monthly basis for an array of pre-defined risk categories, including human rights and related violations and/or transgressions.

Gold Fields is committed to responsible materials stewardship. In this context, we support global efforts to prevent the use of newly mined gold to finance conflict. We have voluntarily adopted the Conflict-Free Gold Standard of the World Gold Council (WGC). Although we withdrew our WGC membership in 2014, we have and will continue to apply both the standard and its guidelines. No infraction was incurred in 2020.

Further information is available at www. goldfields.com/sustainability-reporting.php

Performance in 2020

●	In response to the 2018 implementation of the Modern Slavery Act in Australia, Gold Fields and a number of its formed the West Australian Modern Slavery Collaborative, focused on the promotion of human rights best practices and elimination of potential modern slavery practices in the energy and extractives sectors. Following the development of a supplier due diligence questionnaire focused on modern slavery risks, the Group is now focusing on sharing knowledge and learnings in the areas of supplier training and the remediation of identified slavery practices

●	Key suppliers to our Australian mines have been provided with a toolkit to identify possible human rights contraventions
●	Gold Fields commenced the drafting of its Modern Slavery Compliance Statement, which is due to be published and registered with the Australia Federal Government by the end of Q2 2021

SECURITY

Gold Fields’ protection services teams work with both private and public security providers for the effective and responsible protection of our workers and assets. All private security contractors receive human rights training during the induction process, and at least annually thereafter, including on the VPSHR. Security is managed at regional level, because each region has its own specific context.

Performance in 2020

●	There were 33 illegal mining incidents at our Ghana operations, mostly minor in nature, which were resolved peacefully and without human rights violations in accordance with our ASM strategy
●	Presentations on the VPSHR were given to the police detachment and community consultative committees at our mines in Ghana
●	Implementation of the VPSHR continued in Ghana, South Africa and Peru and is in preparation at our Salares Norte project

GRIEVANCE MECHANISMS

We are committed to addressing community issues and concerns timeously and effectively. Therefore, we rely on an external grievance reporting system to maintain confidence and transparent communication with our stakeholders. Our grievance mechanism enables and encourages community members to freely put forward their complaints, while obligating our mines to address the grievances within an agreed period, before the grievance is escalated to independent mediation.

During 2020, 139 grievances were lodged at our operations (2019: 77). The increase in grievances was mainly due to restrictions enforced as a result of governments’ Covid-19 regulations and their impact on economic incomes of community members. See p88.

IAR-91

Gold Fields Integrated Annual Report	2020

VALUE CREATION FOR STAKEHOLDERS CONTINUED

GOVERNMENT

As the issuers of mining licences, developers of policy and implementers of regulations, host governments are among Gold Fields’ most important stakeholders. This first and foremost requires our full adherence to all relevant legislation, including the payment of taxes and other levies. We are committed to working with governments at national, regional and local levels to establish sound and transparent working relationships that benefit the countries and host communities. This is particularly relevant during the Covid-19 pandemic, where our mines and project have actively assisted governments in managing and mitigating the impacts thereof.

Gold Fields does not provide financial contributions to political parties and lobby groups unless explicitly approved by the Board of Directors in accordance with the Company’s Code of Conduct. No political donations were made during 2020.

Gold Fields’ tax strategy is to proactively manage tax obligations in a transparent, responsible and sustainable manner, acknowledging the differing interests of all our stakeholders.

Our full tax strategy and policy can be found at www.goldfields.com/integrated-annual-reports.php

RESOURCE NATIONALISM

Many governments, particularly in developing countries, view the mining industry as an easy target for higher taxes and other fiscal and regulatory imposts, especially during tough economic times. This has been exacerbated during the current Covid-19 crisis, as governments have faced declining tax revenues while metal prices in general, and gold in particular, have recorded healthy gains over the past two years. Gold Fields, on its own and in conjunction with its peers, seeks to address the trust gap that exists between government and miners in a number of ways, including the following:

●	Consistently creating between US$2bn and US$3bn in total annual value for our wide range of stakeholders, including governments and communities
●	Actively promoting host community value creation through host community employment, procurement and investment
●	Working with our peers in the ICMM to promote industry-wide best practice and demonstrate the benefits of a responsible and fairly regulated industry

During 2020, we conducted independent desktop resource nationalism assessments in Ghana, Australia, Peru and Chile, which provided valuable input on how to increase trust and confidence among governments and communities. The key proposals reinforce many of the key strategies already being implemented by our operations, namely strengthened engagement with governments at all levels, community value creation and improved communication on the socio-economic benefits of mining.

Our regions are acting on these recommendations through the implementation of government action plans, and are seeking to work with our mining peers in these countries on enacting others.

The Covid-19 pandemic has also served as a catalyst to work more cooperatively with governments. With Covid-19 threatening the tax income of governments, we found more common ground with them. In most of the countries where we operate, governments declared mining an essential service, allowing us to continue operating when other sectors’ activities were curtailed. At the same time, we and other mining companies actively supported governments by providing facilities, health resources and much-needed funding. During 2020, our mines donated well over US$3m in medical and sanitary equipment and other goods to host communities and governments.

AMERICAS REGION

Our engagement in Peru is focused at local, regional and national government levels to address operational, social and sustainability matters. Over the past two years, Peru has seen three changes in its national government. Still, the new administrations have by and large been business-friendly and respecting private sector investment. Our engagement is largely carried out via the National Chamber of Mines, Oil and Energy, especially on regulatory matters.

The industry enjoys good working relationships with various ministries. Traditionally, regional and local-level officials in the Cajamarca province, where our Cerro Corona mine is located, have criticised extractive companies’ environmental and social standards and adopted anti-mining strategies and policies. We are seeking to build trust between mines and communities and have entered into a number of formal agreements with state entities.

As a result of the Covid-19 pandemic we have again intensified our engagement activities in our areas of influence, which is primarily the Hualgayoc community but extends to communities downstream of our mine, including the Bambamarca municipality. The extension of Cerro Corona’s life-of-mine to 2030 will also require more long-term community investment programmes and strategies.

In Chile, most political and social stakeholders have welcomed our decision to proceed with the construction of the Salares Norte mine in northern Chile. Albeit in a Covid-19 impacted low investment environment, Salares Norte was one of Chile’s largest investment projects during 2020 and was identified by the government as a key project for economic upturn in the Atacama province.

During 2020, engagement in Chile, focused on supporting communities, in coordination with regional and local governments to scope the economic and social impact of the pandemic, and on the implementation of a tight permitting plan for Salares Norte. We have been able to obtain all the permits required for construction of the mine as planned, and no delays were registered.

The decision to build the project was taken in the run-up to the constitutional referendum in October, where the large majority of voters decided to begin the process of drafting a new constitution, formally set to commence in April 2021 and

IAR-92

Gold Fields Integrated Annual Report	2020	OUR PERFORMANCE

lead to new elections later this year. This is not expected to result in policies that could potentially disrupt the construction of the mine.

AUSTRALIA REGION

Our engagements in Australia are primarily focused at state and local government levels to address economic and sustainability matters.

The Labor government in Western Australia, which increased its majority after state elections in March 2021, has pursued broad-ranging legislative reforms aimed at streamlining regulation to encourage investment in the region. A key component of this agenda is the 2020 reform of the Environmental Protection Act 1986. While not representing wholesale reform, the changes serve to modernise the Act and make its regulatory processes more “efficient, risk-based and flexible”.

The state government also progressed a comprehensive reform of workplace safety laws, with the new Work Health and Safety Act replacing the existing parallel regimes for general workplaces and mine sites. Specific regulations for general industry, mining and petroleum will supplement the Act, and are expected to be passed in late 2021. We continue to participate in the consultation process through the Chamber of Minerals and Energy.

The current framework for the protection of Aboriginal cultural heritage in Western Australia has also been the subject of an extensive review and public consultation process over the current term of the state government, with this framework subjected to intense scrutiny during the Parliamentary Inquiry into the destruction of ancient caves at Juukan Gorge in 2020. The new proposed legislation, which will replace the Aboriginal Heritage Act in its entirety, is expected to significantly expand existing protection for Aboriginal cultural heritage by introducing a risk-based, layered approach of due diligence and approvals for activities that may harm cultural heritage values, as well as significantly increasing the range of offences and penalties for any breaches. Gold Fields has provided feedback through its involvement in the CME. The new legislation is expected to pass and come into effect during the course of 2021.

WEST AFRICA REGION

In March 2016, Gold Fields Ghana entered into a Development Agreement (DA) with the government of Ghana for both the Tarkwa and Damang mines. The highlights of the agreement, which comes into effect if we spend US$500m at each of the two mines – over an 11-year period for Tarkwa and a nine-year period for Damang – include a reduction in the corporate tax rate from 35% to 32.5% and a sliding scale royalty tax based on the gold price. The US$1,760/oz average gold price our mines received during 2021 attracted an average royalty of 4.1% in terms of the formula.

The DA does not apply to Asanko, in which Gold Fields acquired a 45% stake in 2018. However, this transaction and our US$340m investment in Damang illustrate the confidence we have in Ghana’s fiscal and regulatory framework.

The DA has cemented our status as one of the largest contributors to the country’s fiscus. In 2021, Gold Fields paid over US$215m in direct taxes, royalties and dividends to the government of Ghana (2020: US$171m). The government holds a 10% interest in the legal entities controlling the Tarkwa, Damang and Asanko mines.

We continue to engage the government, through the Ghana Chamber of Mines, on the proposed requirement to sell a portion of gold produced in Ghana to a local refinery for value-addition purposes. The Chamber has presented government with a number of options on how this could be implemented without financial detriment to local mining companies. These are being reviewed by the government.

The national elections held on 7 December 2020 were largely peaceful and the government under President Nana Addo Dankwa Akufo-Addo was returned by a slim majority, though the outcome has been formally contested by the opposition party. The outcome of the election has no material impact on Gold Fields.

SOUTH AFRICA REGION

From a regulatory perspective, Gold Fields’ South Deep mine is guided primarily by the Mineral and Petroleum Resources Development Act No 38 of 2002 (MPRDA). One of the key requirements of the MPRDA, which Gold Fields supports, is to facilitate meaningful and substantial participation of Historically Disadvantaged South Africans (HDSAs) in the mining industry. To provide guidance on this open-ended requirement, the Mining Charter provides for a range of empowerment actions and community investment programmes with a corollary timeframe and all mining rights holders are required to submit an annual compliance assessment on progress made against the annual targets in the Charter. Gold Fields continues to comply with this process.

The Department of Mineral Resources and Energy (DMRE) published Mining Charter 3 (MC3) in September 2018. The Minerals Council South Africa (MCSA), which represents the industry, considers most aspects of the Charter a framework within which the industry can operate. There are, however, critical areas over which Gold Fields and the industry have concerns, namely that the Charter does not fully recognise the Black Economic Empowerment (BEE) ownership credentials of previous BEE transactions. This is applicable to new mining rights applications, renewals and transfers.

The MCSA continues to engage with the DMRE to resolve the concerns around the MC3 and has filed an application in March 2019 for a judicial review and setting aside certain clauses of the Charter. The judicial proceedings are ongoing.

Gold Fields supports achieving a solution that is viable to support economic growth and transformation while, at the same time, fostering a sustainable mining industry in South Africa in which investment is encouraged and rewarded.

We believe that our current BEE ownership level of 35% meets the principles and spirit of the original Mining Charter, and has created the framework for the ongoing transformation of South Deep.

IAR-93

Gold Fields Integrated Annual Report	2020

VALUE CREATION FOR STAKEHOLDERS CONTINUED

Mining Charter Scorecard

All mining rights holders in South Africa are required to submit an annual compliance assessment to the DMRE on progress made against the annual targets in the Mining Charter. South Deep’s performance against the Charter scorecard in 2020 scorecard is displayed on this page.

As part of its obligations under its mining licence, South Deep also submits a five-year Social and Labour Plan (SLP). The SLP includes projects benefiting employees and communities that are impacted by mining, both in host communities and labour sending areas. An SLP requires the mining industry to develop and implement comprehensive skills and human resource development, employment equity plans and facilitated home ownership as well as mine community development.

The SLP for the period 2018 to 2022 was submitted to the DMRE in December 2017 and approved for implementation in 2019. The SLP outlines financial commitments of over R283m (US$20m) over the five-year period, with the bulk of this – R258m (US$18m) – being dedicated to human resource development programmes, including learnerships, bursaries and skills development, for both the workforce and members of our host communities. Of the mine community development commitments, R17m (US$1.2m) is targeted at our host communities in Greater Westonaria and R8m (US$0.6m) at communities in labour-sending areas, particularly the Eastern Cape.

Our housing plan was resubmitted in Q4 2020 and allows for home ownership investment decisions to be driven by employees themselves. The housing policy is aimed at facilitating affordable home ownership and access to decent accommodation options by providing for a housing allowance, a living-out allowance, the provision of mine owned accommodation for rental, and financial support for home ownership. Home ownership can include purchasing new or existing homes, upgrading a home or purchasing houses from South Deep. Implementation of the new policy started in Q1 2021.

The SLP is published on our website at www.goldfields.com/pdf/operations/ south-deep-spl/southdeep-spl.pdf.

SOUTH DEEP MC3 2020 SCORECARD

Element	Description	Compliance target

Ownership	Representation of HDPs	26%

Inclusive procurement	Inclusive procurement	70% of mining goods’ procurement spend must be on South African manufactured goods (60% local value = South African manufactured goods)

80% of service procurement spend must be sourced from South African-based companies

Research and development (R&D)

Sample analysis across the mining value chain

Employment equity	Board	% Black persons

% Black women

	Executive management	% Black persons

% Black women

	Senior management	% Black persons

% Black women

	Middle management	% Black persons

% Black women

	Junior management	% Black persons

% Black women

	Employees with disabilities	1.5% of all employees

	Core and critical skills	HDPs represented in core and critical skills pool

Human resources development (HRD)[2]	HRD expenditure as% of total annual leviable amount (excluding mandatory skills development levy)	5% leviable amount

Mine community development (MCD)	Meaningful contribution towards MCD with bias towards mine communities both in terms of impact, and in keeping with the principles of the social licence to operate	100% compliance with approved SLP MCD commitments

Housing and living conditions[2]	Improvement of the standard of housing and living conditions of mine employees	100% compliance with commitments per the H&LCS

BEE – Black Economic Empowerment

HDP – Historically Disadvantaged Person

H&LCS = Housing and Living Condition Standard

IAR-94

Gold Fields Integrated Annual Report	2020	OUR PERFORMANCE

	Year (2020) target[1]
Five-year implementation plan requirement	Target	Gold Fields target	Measure	Year (2020) progress[1]
			Meaningful economic participation	35%

			Full shareholder rights

	10% (local content verification not required for years 1-3)	20%	The total mining goods procurement budget must be spent on South African manufactured goods produced by the following categories, per defined percentage:

			21% on HDSA-owned and controlled company	31%

Yes			5% on women or youth-owned and controlled company	5%

			44% on BEE compliant company	48%

	70%	80%	The total services budget must be spent on services supplied by following categories, per defined percentage:

			50% by HDPs	47%

			15% by women-owned and controlled company	16.17%

			5% by youth-owned and controlled company	0%

			10% by BEE compliant company	85%

			Minimum of 70% of the total R&D budget to be spent on South African-based R&D entities	100% (R2,437,080)

			Utilise South African-based facilities or companies for the analysis of 100% of all mineral samples	99.95% (28,526 samples)

Yes		67%	50%	67%

		33%	20%	33%

		67%	50%	67%

		33%	20%	33%

		41%	60%	35%

		12%	25%	6%

		58%	60%	56%

		21%	25%	20%

		66%	70%	69%

		17%	30%	21%

		0.7%	1.5%	0.5%

		75%	60%	76%

			Invest percentage of leviable amount as defined in the HRD element in proportion to applicable demographics	In 2020, South Deep spent 4% of its annual payroll on skills development programmes. This spend related to the provision of training and development initiatives for employees (permanent and contractors) and members of the South Deep host communities. HRD spend was curtailed due to Covid-19.

Yes		N/A	Publish the SLP in two languages (dominant community language and English)	Yes

			Implement all approved commitments in the SLP[3]	South Deep commenced with the following host community projects:
				● Provision of land and construction of the Hillshaven Clinic and refurbishment of the Hillshaven sports complex
				● Construction of the Westonaria TVET
				● Construction of Zuurbekom Library
				● Building and equipping of a science lab at TM Letlhake Secondary School

				Two projects were implemented in the Eastern Cape labour sending area, namely the construction of a Flagstaff Transport Hub and an agricultural support project in Lusikisiki. Although the above projects were impacted by Covid-19, the mine is on track to deliver these projects by 2022.

	Mine to submit a Housing and Living Conditions Plan, in terms of Section 4 of the new H&LCS for the mining industry.	1:1 person to room ratio	Implement all commitments per the H&LCS	South Deep reviewed its home ownership support programme, identifying opportunities to enhance the performance of the home ownership scheme, amid increased take-up by employees. Following consultations with key stakeholders, a comprehensive Housing and Living Conditions Plan was submitted to the DMRE on 11 December 2020.

[1]	The column records the mining rights holder’s performance against the Mining Charter scorecard targets
[2]	The element has not been assured externally
[3]	Only the number of Community Development Commitments and its progress are externally assured

IAR-95

Gold Fields Integrated Annual Report	2020

GOLD FIELDS 2021 BSC KPIs		ASSOCIATED GROUP RISKS
● Improve tailings management ● Improve the security and efficiency of water use ● Increase resilience to climate change ● Optimise energy management		No	Risk Safety Safety and health of our employees, including occupational illnesses
2025 ESG CHARTER TARGETS			Energy Security of power supply and cost of energy
Strategic priorities	Strategic intents Continue pursuing carbon emissions reductions at all our operations		Climate change Failure to implement climate change adaptation measures
Pursuing decarbonisation and building resilience to climate change in line with our commitment to the Paris Agreement

Increase Group renewable energy use and include at least 20% renewables in all new projects

Introduce electric vehicles in our underground operations

Reduce freshwater use and optimise Group water recycling and reuse levels

Water Water pollution, security and reduction in freshwater consumption Ezulwini and Cooke 3, 2 and 1 Ezulwini and Cooke 3, 2 and 1 rewatering impact on South Deep

Full compliance with the 2020 Global Industry Standard on Tailings Management	Achieve and maintain compliance with the GISTM as committed to by ICMM members	RELATED SDGs
			Clean water and sanitation	Affordable and clean energy
			Climate action	Life on land
Responsible consumption and production

TRADE-OFFS

Our trade-offs refer to the difficult decisions made during the year in the context of resource scarcity. Below are some of the significant actions taken during a difficult year to do so:

●	Our mines depend on natural resources, particularly energy and water, and our use of these resources could potentially impact the neighbouring environment and communities
●	Significant investment is required to transition our mines to renewable energy sources, though there are energy security, costs and reduced carbon emissions benefits
●	We focus on water recycling and conservation to ensure sufficient supply of quality water to other stakeholders in the same catchment area
●	Our mines produce tailings and waste rock, which require responsible storage and recycling solutions

IAR-96

Gold Fields Integrated Annual Report	2020	OUR PERFORMANCE

OVERVIEW

Gold Fields is committed to sound environmental stewardship, and we aim to responsibly use the natural resources our business depends on, care for the environment in our operational and surrounding areas and limit the impact of our operations on our host communities. To guide this commitment, we developed five Group environment-related policy statements – on environmental stewardship, water stewardship, tailings management, materials and supply chain stewardship and climate change – which, together with mine closure, highlight our key focus areas. Our policy statements are further supported by six guidelines relating to environmental incident reporting, biodiversity, water management, tailings management, integrated mine closure, and energy and carbon management. Our Stakeholder Relationship and Engagement Policy Statement also commits us to engagement with communities and governments on environmental matters that could potentially impact them.

Our approach to environmental stewardship requires that we first and foremost consider local legislation and regulations, as well as relevant external standards. Additional local priorities are identified through stakeholder consultations. Our overriding policy guide is the Group Environment Policy Statement, which was updated and approved by the Board in February 2021.

All our operations are certified to the ISO 14001 (2015) environmental management standard. Our newest mine, Gruyere in Western Australia, obtained certification to both the ISO 14001 standard and the

International Cyanide Management Code (ICMC) during 2020. In South Africa, South Deep expanded the scope of its ISO 14001 certification to include underground operations in 2020. All our managed mines – except for Cerro Corona, which does not use cyanide – are currently certified to the ICMC, which assures their responsible handling and transportation of cyanide. While our operations are recertified every three years, as required by the code, we identify and address potential gaps on a continuous basis.

In August 2020, Gold Fields formally committed to implementing the GISTM over a five-year period (see p103).

During 2020, we launched our inaugural Company-wide EHS scorecard to ensure that our Group, regional and operational management teams are held accountable for successfully managing EHS issues. The scorecard includes both leading and lagging performance indicators to improve performance at an operational level. Pleasingly, all regions exceeded their target of an 80% score – a substantial achievement for the Group in 2020.

Gold Fields recorded no serious environmental incidents (Level 3 – 5) during 2020. This is the second consecutive year we achieved this, signalling not only our sound environmental stewardship, but also the limited impact of our operations on neighbouring communities. Recording zero serious environmental incidents is a strategic priority for the Group and is included as a key target our management teams’ performance scorecards.

Details of our energy management and climate change approach, policies and guidelines can also be found at https://www.goldfields.com/energy-and- climate-change.php

For details of our environmental management approach, policies and guidelines go to www.goldfields.com/ sustainability.php.

In addition to the above, and continuing a downward trend from 2019, the number of Level 2 environmental incidents decreased significantly by 68% to 12 in 2020 (2019: 37). Of these incidents, eight related to loss of containment or spillage-type incidents (2019: 12), and three related to blasting and vibration (2019: 23). We managed to contain these incidents to our immediate mining footprint or vicinity, and the mitigating actions taken ensured the incidents resulted in limited to no environmental impact.

IAR-97

Gold Fields Integrated Annual Report	2020

ENVIRONMENTAL STEWARDSHIP CONTINUED

GROUP ENVIRONMENTAL PERFORMANCE

	2020	2019	2018	2017	2016

Environmental incidents (Level 3 – 5)[1]	—	—	2	2	3

Environmental incidents (Level 2)[1]	12	37	68	83	131

Water withdrawal (Gℓ)	21.7	22.3	21.2	33.0	30.3

Freshwater withdrawal (Gℓ)	10.00	14.2	14.5	14.8	10.2

Water recycled/reused (% of total)	71	68	66	57	59

Electricity purchased (TWh)	1.20	1.25	1.28	1.37	1.40

Diesel consumption (TJ)	6,788	6,973	6,599	6,765	6,608

Scope 1 – 3 CO2 emissions (kt)2, [3]	1,969	1,941	1,852	1,959	1,964

Mining waste and tailings (Mt)	200	189	190	212	187

Gross closure cost estimate (US$m)	467	436	400	381	381

[1]

Level 1 and 2 environmental incidents involve minor incidents or non-conformances, with negligible or short-term limited impact. A Level 3 incident results in limited non-conformance or non-compliance with ongoing but limited environmental impact. Level 4 and 5 incidents include major non-conformances or non-compliances, which could result in long-term environmental harm, with company or operation-threatening implications and potential damage to company reputation. Our operations also align with all regulatory environmental reporting requirements in their countries of operation

[2]	The CO2 emission numbers include head offices and comprise Scope 1, 2 and 3 emissions
[3]

Scope 1 emissions are those arising directly from sources managed by the Company, Scope 2 emissions are indirect emissions generated in the production of electricity used by the Company, and Scope 3 emissions arise as a consequence of the activities of the Company

ESG PRIORITIES

During 2020, we initiated the process of developing our Group ESG Charter, which is driven by a cross-functional and multi-disciplinary team. Our strategic ESG priorities act as a guiding framework to creating impact in line with the Company’s vision of global leadership in sustainable gold mining. Environmental management is a critical component of this work.

Our key strategic priorities are to pursue decarbonisation in line with our commitment to the Paris Agreement (which commits us to carbon neutrality by 2050), build resilience to climate change and reduce our consumption of water. We aim to reduce our carbon emissions and freshwater use, as well as our exposure to climate-related risks to operations, stakeholders and the environment. The strategic intent underpinning these priorities are:

●	Continue pursuing reductions in carbon emissions at all our operations
●	Increase Group renewable energy use and include at least 20% renewables in all new projects
●	Introduce electric vehicles in our underground operations
●	Reduce freshwater use and optimise Group water recycling and reuse levels

We expect to disclose our 2025 ESG Charter targets during H2 2021.

BIODIVERSITY MANAGEMENT

Our teams seek to address any potentially adverse impacts on the fauna and flora from our operations through specific mitigation measures,

as well as integrated land and water management practices. Our efforts to mitigate the impact of climate change will also benefit the local environment.

Strict adherence to all relevant legal and permit requirements is a prerequisite, as is engagement with relevant local stakeholders.

We continue to contribute to the conservation of biodiversity, by:

●	Neither mining nor exploring in World Heritage sites
●	Designing and operating our mines in a way that does not compromise the biodiversity values of any protected area
●	Striving for zero net loss of biodiversity for all new projects or major expansions on existing sites

Our commitment to biodiversity is evident at our Salares Norte project in the Andes Mountains in Chile’s Atacama region, where construction commenced during 2020. We are working with environmental specialists and biologists to ensure the protection of the Short-tailed Chinchillas, which is a protected species in Chile. We are doing so by establishing a compensation and conservation area away from the planned active mining and exploration zones, declaring no-go zones where we cannot operate or actively explore, and relocating a small fraction of the population of Chinchillas that live in future mining zones to a new location 5km away. At the same time, as part of government’s programme for protected species, we are using tools, such as camera traps, permanent electronic monitoring and genetic studies, to enhance baseline information and scientific knowledge of the Chinchilla.

The Chinchilla capture and relocation process, which began in August 2020, is a key aspect of the environmental approval for Salares Norte and requires that we capture and relocate the animals from future mining areas to temporary relocation zones before full release. Two of the four Chinchillas moved passed away at the relocation area, prior to their full release.

The post-mortem analysis by independent experts recommended changes to future capture and relocation practices, which we are implementing together with environmental experts and in consultation with the regulator.

As part of these improvements, the possibility of shortening the adaptation time in the temporary enclosures and releasing the animals when they are in optimum physical condition is being examined. The implementation of the new measures will allow for better preventive controls during the programme once the relocation activities resume.

Should the regulator lift the temporary halt to all relocations in H1 2021, we expect to resume relocation only later in 2021 as the programme is paused during winter. While the 2021 and 2022 construction progress will not be impacted by delays in the relocation programme beyond 2021, it could make longer-term planning of the project beyond those dates more complex.

IAR-98

Gold Fields Integrated Annual Report	2020	OUR PERFORMANCE

WATER MANAGEMENT

Managing our water resources is critical to our Group, as water is not only a vital resource for our ore processing activities but is also essential to our host communities. Our Ghanaian operations and the Cerro Corona mine in Peru have ample water supply through rainfall in the country, while the four other countries in which we operate – South Africa, Chile and Australia – are water stressed.

This is exacerbated by climate change, which affects our operations and communities in several ways – severe rainfall, shifts in rainfall patterns and prolonged droughts, among others. Apart from this, water scarcity or excessive rainfall can adversely impact our host communities, particularly where agriculture is an important economic activity. Managing our impacts on water catchment areas – by ensuring that we do not reduce the quality or volume of water in the areas surrounding our mines – is therefore key to maintaining our social licence to operate.

During 2020, we started implementing the Group’s 2020 – 2025 Water Stewardship Strategy, which is supported by detailed regional water management plans. Our strategy comprises the following key pillars:

●	Security of supply: We focus on understanding and securing water resources for the life-of-mine, as well as embedding water planning into operational management – thereby enabling informed management decisions – and updating water security risk profiles to support the sourcing of water
●	Water efficiency: We aim to minimise demand for freshwater and optimise the use of water resources to prevent water supply shortfalls and prioritise supply to communities. We have made good progress to reduce freshwater withdrawal in Ghana, Peru and South Africa
●	Catchment area management: It is critical that Gold Fields manages external water risks to the business and our stakeholders in the water catchment areas in which we operate. In 2020, all regions assessed their impacts on catchment stakeholders in relation to water withdrawal, water discharges and potential sources of pollution. These assessments indicated that our operations do not have significant negative impacts on these stakeholders. Our operations are implementing formal water stewardship partnerships with stakeholders in their catchments, which we hope to complete by 2025

GROUP PERFORMANCE

Gold Fields spent US$25m on water management and projects during 2020, compared with US$27m in 2019. Of this, we spent just over US$10m (2019: US$12m) on maintenance and investments in water infrastructure. Our operations continue to invest in methods to improve their water management practices, including pollution prevention, recycling and water conservation initiatives.

In line with our approach to catchment management, we also invest in water infrastructure that benefits our host communities. This is most pronounced at our Cerro Corona mine in Peru where, since 2010, the mine has invested over US$5m in water-related projects, mostly in the nearby city of Hualgayoc. Last year, the local government initiated a US$6m programme to build almost 2,000 micro-reservoirs to benefit 39 villages and provide approximately 5,000 small-scale farmers in the district with access to water. Gold Fields, supported by a number of government organisations, is the main funder of this programme and managing the construction activities. During 2020, 19 micro-reservoirs at the Cortaderas hamlet were completed as part of a successful pilot project for the programme.

WATER WITHDRAWAL

WATER WITHDRAWAL PER TONNE

PROCESSED

WATER RECYCLED/REUSED AS

PERCENTAGE OF TOTAL

[1]

Water withdrawal is the sum of all water drawn into Gold Fields’ operations from all sources (including surface water, groundwater, rainwater, water from another organisation or state/municipal provider) for any use at the mine

²	Recycled water is water/wastewater that is treated before being reused
[3]	Reused water is water/wastewater that is reused without treatment at the same operation

IAR-99

Gold Fields Integrated Annual Report	2020

ENVIRONMENTAL STEWARDSHIP CONTINUED

Our water performance was a significant highlight for the Group during 2020. Not only did our total water withdrawal1 decline to 21.7GL (2019: 22.3GL), the Group also met its two key targets for the year:

●  Reducing freshwater withdrawal by 3% (0.4GL) from projected 2020 demand (as per business plan) to 14.9GL: Total freshwater withdrawal amounted to 9.97GL, a 35% reduction from 2019

●  Recycling or reusing at least to 66% of our total water consumption: In 2020, total water recycled or reused amounted to 54.2GL (2019: 47.6GL), or 71%, which was well ahead of our target

We met both targets largely due to improvements implemented at Tarkwa, Cerro Corona and South Deep. At Tarkwa, process water is now reused for cooling at the power plant and for mixing explosives and certain chemicals. At Cerro Corona, which reuses more water during the dry season, water recycling or reuse increased because of lower rainfall during the year. At South Deep, treated sewage effluent, which was previously discharged into the Leeuspruit river, is now rerouted to a return water dam and used in the mining process. The mine also upgraded its potable water pipeline to reduce water losses.

We benchmark our water usage by participating in the CDP Water Disclosure programme, whose score is an indicator of a company’s commitment to transparency around its water risks and mitigating actions. During the 2020 assessment, we achieved an A ranking for the first time – one of only 106 high-performing companies out of the more than 5,800 that were scored. Our previous rankings ranged from B to A-.

  For details of our water management approach, policies and guidelines, as well as our adoption of the ICMM Water Stewardship Position Statement, go to www.goldfields.com/sustainability.php

ENERGY MANAGEMENT AND CLIMATE CHANGE

CLIMATE CHANGE

Gold Fields is acutely aware of the severity of climate-related risks. Furthermore, we also understand the value of the opportunities available in a low-carbon future. The impacts of climate change are real and immediate, due to:

●  The long-term risks posed by climate change to the Group’s operations and surrounding communities

●  Increasing efforts to regulate carbon emissions in most of our jurisdictions

●  Taxes on non-renewable energy consumption increasingly imposed by governments

We are committed to the Paris Agreement and the journey towards a net-zero carbon future by limiting global warming to well below 2°C, preferably 1.5°C, by 2050. In 2018, Gold Fields became the first South African mining company to endorse the recommendations of the Financial Services Board’s TCFD. We published our first TCFD Report in 2019, which serves as our baseline to monitor our climate change-related performance. This report replaced previous submissions to the CDP (formerly the Carbon Disclosure Project), while we continue to submit an annual CDP Water report.

We reviewed and updated our Climate Change Policy Statement in 2020 and confirmed our compliance with both the 2019 ICMM Position Statement on Climate Change and the 2017 ICMM Position Statement on Water Stewardship.

The risk of failure to implement climate adaptation measures remains among Gold Fields’ top 10 Group risks. We review our vulnerability to climate change every five years, and update Group-wide strategies and programmes in response. The next review is scheduled for 2021.

ENERGY AND CARBON MANAGEMENT

Gold Fields’ operations are highly dependent on consistent energy supply. Our total energy spend during 2020 amounted to 16% of our Group operating costs. Appreciating the importance of energy security and cost management, in 2017 our updated Energy Management Strategy set out a number of aspirational goals for 2020.

Gold Fields has an Energy and Carbon Management Strategy in place, supported by operational plans and targets that are aligned with the global ISO 50001 energy management standard. The purpose of these plans is to reduce energy consumption, energy costs and carbon emissions by, among others:

●  Switching from diesel-generated to cleaner gas-generated electricity

●  Increasing the use of renewables by our operations

●  Improving energy efficiencies and eliminating wastage

●  Rolling-out training and awareness programmes

By March 2020, our Cerro Corona, Damang and Tarkwa mines were certified to the ISO 50001 standard. We aim to have all our operations certified during 2021.

2020 energy and carbon emission targets	Performance
Ensure that energy security is not one of the top 10 Group risks	Security of power supply and cost of energy is risk number eight in our Group risks
Realise 5% – 10% energy savings off our annual energy plans each year	2,077TJ of energy savings for the period 2017 to 2020, equal to 4% of energy consumption for the period
Achieve 80% of 800kt CO2e of cumulative carbon emission reductions between 2017 and 2020, equivalent to a 17% reduction in carbon emissions each year	639kt CO2e in carbon emissions reductions from 2017 to 2020

IAR-100

Gold Fields Integrated Annual Report	2020	OUR PERFORMANCE

While energy efficiency initiatives have a dual benefit of improving energy productivity and reducing our carbon footprint, a number of our initiatives reduce our carbon footprint significantly without necessarily reducing our energy usage, such as fuel switching from diesel to gas, or from gas to renewable sources. We continue to implement energy efficiency initiatives, including:

●	Switching from diesel electricity to gas-generated and renewable energy
●	Optimising processes and systems
●	Optimising compressed air systems and new ventilation fans and controls
●	Using high precision drill rigs to minimise rework
●	Using fuel additives and other business improvement initiatives to optimise equipment energy consumption
●	Using larger trucks to move more material with better fuel efficiencies
●	Retrofitting old light fittings with light-emitting diodes (LEDs)

RENEWABLE ENERGY

In our quest to strengthen security of affordable energy supply, reduce costs and decarbonise our energy sources, we successfully started integrating renewable energy into our energy supply mix. Two of our Australian mines, Agnew and Granny Smith, installed renewable microgrids and storage solutions during 2020. Our other mines are also exploring options to increase the renewable energy portion of their energy consumption.

Gold Fields has a long-term commitment of 20% renewables at all its new projects. This is being realised at our most recent mine, Gruyere, and the Salares Norte project in Chile, both of which signed contracts with independent power producers to provide solar energy.

The percentage electricity from renewable sources for the Group was 3% at the end of 2020 (10% including a portion of hydro power at Cerro Corona). Based on our current estimates, we expect this to increase to 15% (21% including hydro power) by 2025, with renewables coming on stream at St Ives, South Deep, Gruyere and Salares Norte by then.

Most of our renewable plants are, or will be managed, by independent power producers, who recoup their capital investment via a longterm supply agreement with our mines. Where funding from Gold Fields is required this is largely from operational cash-flow.

Australia

Agnew is our flagship renewables mine, and one of the first gold mines in the world to generate over half of its energy requirements from renewable sources. The mine completed its hybrid electricity plant during Q2 2020 after the commissioning of five wind turbines. The A$113m (US$85m) microgrid – which comprises a 3.5MW solar, 18MW wind and 13MW battery energy storage system – provides, on average, 55% of Agnew’s energy requirements. However, this can increase to 70%

on a day with favourable weather conditions. We are in the process of evaluating further energy storage systems.

Granny Smith’s hybrid storage system, comprising 8MW on-site solar, 2MW battery power systems and a gas power plant, is fully operational with 10% of the energy supply sourced from renewables. We made good progress on Gruyere’s 12MW solar plant, with commissioning scheduled for the end of 2021. At St Ives, we commenced a scoping study to evaluate supply alternatives once the current power agreement lapses in 2024.

During 2020, about 8% of the region’s electricity requirements were met through renewables, with that percentage set to rise significantly over the next few years. Our investment in renewables was mostly responsible for the region’s 2020 carbon emissions savings of 75kt CO2e, which was well ahead of target.

South Africa

In February 2021, the National Energy Regulator of South Africa approved an electricity generation licence for a 40MW solar plant at South Deep. Once approved by the Board, construction of the plant is set to take a year. The solar plant will provide approximately 20% of South Deep’s electricity needs and could save the mine an estimated R120m a year.

GROUP ENERGY CONSUMPTION

GROUP ENERGY SPEND AND SAVINGS

GROUP SCOPE 1 – 3 CO2e EMISSIONS

IAR-101

Gold Fields Integrated Annual Report	2020

ENVIRONMENTAL STEWARDSHIP CONTINUED

Chile

We are developing a 26MW hybrid solar and thermal power solution for the Salares Norte project. We aim to have this functional once the operation starts production in early 2023. Diesel generators will provide 16MW and the solar unit 10MW of power, which is set to save the mine over US$7m in energy costs over the first 10 years, as well as US$1m in carbon tax offsets.

ENERGY AND CLIMATE CHANGE PERFORMANCE

Overall energy spend reduced by 15% during 2020 to US$257m (2019: US$300m), mainly due to lower oil prices in response to decreased demand. Total energy spend, which combines the Group’s electricity and fuel spend, amounted to 16% of total operating costs in 2020, down from 20% in 2019. This represents 12% of AISC (2019: 17%) and translates to AISC of US$110/oz (US$136/ oz). Gold Fields made a net loss of US$12m on oil price hedges during 2020, as the price of oil on international markets decreased more than anticipated.

Total energy consumption increased by 5% to 13,129TJ compared with 12,498TJ in 2019. This is mainly due to increased on-site electricity generation in Australia, with Gruyere operating for a full year for the first time, higher gas consumption in Ghana and increased renewable energy generation in Australia. The energy mix is made up of 52% haulage diesel, 48% electricity and less than 1% of other fuels. Energy intensity remained largely unchanged at 5.64GJ/oz (2019: 5.67GJ/oz).

We achieved energy savings of 1,085TJ in 2020 (2019: 405TJ), resulting in long-term cost savings of US$25m, equivalent to US$11/ oz. Since the launch of our Energy and Carbon Management Strategy in 2017, Gold Fields has realised cumulative energy savings of 2,077TJ (4% of energy consumption during this period), resulting in a cost saving of US$144m.

Emissions performance

Our carbon emissions performance mirrors our operations’ energy use trends. Total Scope 1 – 3 CO2e emissions during 2020 amounted to 1.969Mt, an increase from 1.941Mt in 2019 – reflecting higher production at our Australian operations as a result of the inclusion of Gruyere for a full year. Emission intensity, which is measured using only Scope 1 and 2 emissions, remained static at 0.66t CO2e/oz for 2017 to 2019, and reduced to 0.62t CO2e/oz in 2020.

In 2016, we set ourselves an aspirational target of reducing cumulative carbon emission by 800kt CO2e between 2017 and 2020. We reached 80% of this target by the end of 2020, of which 230kt CO2e were achieved in 2020 as a result of the above mentioned energy savings initiatives.

TAILINGS MANAGEMENT

At end-2020, our 11 operations – including our three JV sites, being Asanko in Ghana, Gruyere in Australia and FSE in the Philippines – contained 37 TSFs, of which 12 were active and one under construction. Of the 12 active TSFs, we have two in-pit TSFs (Agnew and St Ives), six downstream/centre-line TSFs, and four upstream TSFs.

Our mines in Australia and South Africa are located in relatively dry regions, and limited amounts of supernatant water are stored in the facilities. This significantly improves their overall performance and integrity. In Ghana, the Tarkwa and Damang TSFs are designed in line with industry best practices. We have implemented critical controls and performance objectives to ensure that the TSF embankments remain stable throughout both the wet and dry seasons and over the life of the facilities. Our technical teams continue to work with Galiano Gold, which manages Asanko, to maintain the good operational performance of the lined and downstream-raised TSF.

The Lepanto TSF located in the Philippines is well managed, with no visible signs of instability and adequate freeboard. No safety incidents associated with the project have occurred to date. The TSF is located in a region prone to high seismic activity and frequent typhoons. As a result, Gold Fields and Lepanto Mining commissioned external consultants to develop

IAR-102

Gold Fields Integrated Annual Report	2020	OUR PERFORMANCE

a more reliable risk profile of the Lepanto TSF, along with potential risk control measures that could further improve the facility’s risk profile. We expect an independent summary from the consultant in Q1 2021.

Total tailings depositions increased by 20% in 2020 from 2019, totalling 59Mt. This increase is mostly due to our Gruyere mine producing for a full year for the first time.

A detailed profile of Gold Fields’ TSFs can be found on our website at www.goldfields. com/environment-tsf.php

GISTM

The global mining industry’s TSFs are in the spotlight following several tailings dam failures over the past few years – particularly the catastrophic tailings collapse at Vale’s Feijão iron ore mine in Brumadinho, Brazil, in January 2019, which resulted in the deaths of 270 people.

After the Brumadinho tragedy, ICMM members, along with the UN Environment Programme and UN Principles for Responsible Investment, convened an independent panel of experts to develop a new international standard for TSFs. Accordingly, the GISTM was launched on 5 August 2020, thereby establishing a widely accepted global standard on tailings management that can be applied to both existing and future TSFs. The GISTM covers the entire tailings facility lifecycle – from project conception to post-closure – and strengthens current mining industry practices by integrating social, environmental, local economic and technical considerations.

All ICMM members, including Gold Fields, have committed to ensure that all TSFs with “extreme” or “very high” consequence category ratings comply with the GISTM by 5 August 2023. All other tailings facilities that are not in a state of safe closure will conform to the GISTM by 5 August 2025. Soon after the launch in August 2020, we commenced a detailed, site-specific analysis of each TSF against the GISTM to identify gaps and confirm our compliance roadmap. We expect to complete this work by mid-2021 and will then start towards closing any identified gaps.

TSF GOVERNANCE AND TECHNICAL OVERSIGHT

As required by the GISTM, Gold Fields’ Board approved a new TSF Management Policy Statement in 2020. We believe this policy statement demonstrates our commitment to:

●	Safe and responsible management of tailings with the aim of zero fatalities and catastrophic failures
●	Allocate appropriate resources to support tailings management activities
●	Implement effective governance over tailings management
●	Cultivate an organisational culture that promotes learning, communication and early recognition of problems relating to TSFs
●	Emergency preparedness and post-incident recovery should a failure occur
●	Implement a tailings safety review process, including independent reviews

All Gold Fields’ active TSFs are subject to a comprehensive third-party review every three years, covering operational and legal aspects, as well as sustainable development. These reviews are also used to ensure ongoing compliance of our operations with our Group TSF Management Guideline and applicable design guidelines. As required, facilities that have an “extreme” consequence rating are subject to annual third-party operational reviews.

We retain an Engineer of Record (EoR) for all of our active sites. The role of EoR is filled by a suitably qualified external engineer, who is supported by the consulting engineering company they work for. EoRs are responsible for reviewing and approving all engineering and design data, associated operating and monitoring procedures, as-built drawings and facility inspections to confirm physical integrity, safety, and ancillary structures’ performance.

The most recent round of independent external audits commenced at the end of 2019 and was completed by mid-2020. These reviews, the most comprehensive external audit of our TSFs, concluded that the operations and management of all TSFs are in line with recognised industry tailings management and safety practices.

Gold Fields’ Board continued to strengthen its oversight of the Group’s TSFs by introducing quarterly TSF management reports, progressive implementation of real-time environmental and geotechnical monitoring, and increased external and independent verification. We also embarked on a programme to further improve the operational safety of our TSFs including, where practical, consideration of filtered and dry-stacked tailings, improved water management and in-pit tailings disposal. These initiatives are also the subject of work at the ICMM to improve critical TSF controls and reduce tailings water content.

Gold Fields has been progressively implementing several technical improvements to its TSFs and is increasingly using tools linked to cloud-based dashboard systems that enable real-time monitoring and analysis of responses and measurements.

IAR-103

Gold Fields Integrated Annual Report	2020

ENVIRONMENTAL STEWARDSHIP CONTINUED

WASTE MANAGEMENT

Process plant tailings waste and waste rock are two of the most significant by-products produced by mines. By responsibly managing these waste streams, we can minimise their impact on the environment and our host communities.

In terms of general waste, we have an internal target to limit waste generated for disposal at landfill sites to 2015 levels, which totalled 11.2kt. In 2020, we generated 9.5kt in non-hazardous waste and 1.7kt in hazardous waste – 11.2kt in total, thereby meeting our target. During 2020, Gold Fields recycled 60% of all non-mineralised waste generated in 2020, compared with 50% in 2019. Waste such as plastic, scrap metal, oils and hydrocarbons are recycled off-site by specialist recyclers.

GROUP MINING WASTE

¹	The increase in tailings from 2019 is due to Gruyere operating for the full year for the first time

MINE CLOSURE

As the closure landscape changes, regulations relating to mine closure are increasingly stringent, with governments becoming more risk averse. Stakeholder expectations, as well as scrutiny from regulators and NGOs, are also increasing. This is particularly relevant for the industry’s closure performance and how companies disclose costs associated with mine closure.

The ability of mining companies to responsibly close their operations is critical to their social licence to operate, both individually and collectively. To this end, Gold Fields has strengthened its approach to closure liabilities over time by requiring operations to:

●	Regularly review and update their closure plans in accordance with ICMM-aligned Group closure guidance
●	Develop rigorous closure cost estimates, which are then internally and externally reviewed annually
●	Set annual performance targets for their progressive rehabilitation plans

During 2020, the Group maintained its focus on progressive rehabilitation – the implementation of closure activities during the construction and operation of a mine – although some activities were materially disrupted by Covid-19-related restrictions. Progressive rehabilitation includes remediation of contaminated areas, decommissioning and removal of redundant infrastructure, landform reshaping, rehabilitation, revegetation and in-pit tailings disposal. The Group achieved an average of 93% of the measures set in the rehabilitation plans for 2020, ahead of target.

Substantive rehabilitation projects undertaken during 2020 included the rehabilitation of the Damang TSF, backfilling the St Ives Diana pit and rehabilitation trials at Gruyere.

Gold Fields’ total gross mine closure liability increased by 7% to US$467m in 2020, largely due to the impact of currency fluctuations (US$19m) and additional closure requirements at Cerro Corona (US$10m). The regional breakdown is provided in the table below:

Group closure estimates (US$m)	2020	2019

Australia[1,2,3]	219	198

West Africa	104	106

Americas[4]	100	87

South Africa	44	46

Group total	467	436

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
[3]

Exchange rate fluctuations between 2019 and 2020 resulted in a material change in the Australia closure cost estimate. In Australian Dollar terms, the actual year-on-year increase was marginal (A$282m to A$284m)

[4]	Includes US$2m Salares Norte footprint disturbance cost estimate

The funding methods used in each region to make provision for the mine closure cost estimates are:

●	Peru – bank guarantees
●	Australia – existing cash and resources[1]
●	Ghana – reclamation security agreements and bonds underwritten by banks, along with restricted cash
●	South Africa – contributions into environmental trust funds and guarantees

IAR-104

ASSURANCE

Tailings dam, Cerro Corona, Peru

Internal and external assurance is provided over selected sustainability information contained in the Integrated Annual Report

ASSURANCE

5.1	FIRST PARTY: INTERNAL AUDIT STATEMENT P108

5.2	INDEPENDENT ASSURANCE STATEMENT TO THE BOARD OF DIRECTORS AND STAKEHOLDERS OF GOLD FIELDS LIMITED P109 – 111

5.3	ASSURED SUSTAINABILITY PERFORMANCE INDICATORS P112

5.4	ASSURED SOUTH AFRICAN MINING CHARTER PERFORMANCE INDICATORS P113

5.5	ADMINISTRATION AND CORPORATE INFORMATION P114

IAR-105

Gold Fields Integrated Annual Report	2020

FIRST PARTY: INTERNAL AUDIT STATEMENT

Gold Fields Internal Audit (GFIA) provides independent assurance on the effectiveness of the governance, risk management and control processes within Gold Fields to the Group Audit Committee.

The internal audit activities performed during the year were identified through a combination of the Gold Fields risk management and combined assurance framework, as well as the risk-based methodology adopted by GFIA. Internal Audit complies with the Institute of Internal Auditors’ International Standards for the Professional Practice of Internal Auditing, in the execution of its assurance function. Furthermore, GFIA operates a quality assurance programme that involves performing detailed quality review assessments. In 2020, GFIA underwent an External Quality Assurance and was found to be generally complaint with the International Professional Practices Framework as well as the Code of Ethics as prescribed by the Institute of Internal Auditors.

Annually, the risk-based annual audit plan is approved by the Audit Committee. The internal audit activities are executed by a team of appropriately qualified and experienced internal auditors, or through the engagement of external practitioners on specified and agreed terms. The Vice-President and Group Head of Internal Audit has a functional reporting line to the Audit Committee, to which quarterly feedback is provided.

The Covid-19 pandemic resulted in travel restrictions to Gold Fields’ operations, which led to GFIA adjusting its approach, objectives and scope on a number of audit activities, to continue meeting its audit mandate.

Based on the work performed by GFIA during the year, the Vice-President and Group Head of Internal Audit has presented the Audit Committee with an assessment on the effectiveness of the Company’s governance, risk management and system of internal control. It is GFIA’s opinion that the governance, risk management and internal control environment are effective within the Gold Fields business and provide reasonable assurance that the objectives of Gold Fields will be achieved. This GFIA assessment forms one of the basis for the Audit Committee’s recommendation in this regard to the Board.

Shyam Jagwanth

Vice-President and Group Head of Internal Audit

Johannesburg, South Africa

31 March 2021

IAR-106

Gold Fields Integrated Annual Report	2020	ASSURANCE

INDEPENDENT ASSURANCE STATEMENT TO THE BOARD OF DIRECTORS AND STAKEHOLDERS OF GOLD FIELDS LIMITED

ERM Southern Africa (Pty) Ltd (ERM) was engaged by Gold Fields to provide reasonable assurance in relation to selected sustainability information set out below and presented in Gold Fields’ 2020 Integrated Annual Report for the year ended 31 December 2020 (the Report).

Engagement summary

Engagement scope (subject matters):

1. Whether the 2020 data, for the period 1 January 2020 to 31 December 2020, for the selected performance indicators listed in Tables 1 and 2 overleaf, are fairly presented, in all material respects, with the reporting criteria

2. Whether the Directors’ statement in the “About this Report” section of the Report that Gold Fields has complied with the International Council on Mining & Metals (ICMM) Sustainable Development Framework, Principles, Position Statements and reporting requirements is, in all material respects, fairly stated

Reporting criteria:

For environmental, health and safety and social indicators:

●  GRI Standards (‘Core’ in-accordance option) and the GRI’s Mining and Metals Sector Disclosure (2013)

●  Gold Fields GRI Standards Sustainability Reporting Guideline, V26 (November 2020)

●  Gold Fields Group Protocol for Energy and Carbon Performance Data Management, V3 (October 2020)

●  Gold Fields Group Health and Safety Reporting Guideline, V6 (January 2019)

●  Guidance on Host Community Procurement Spend and Job Creation, V1.2 (January 2020)

●  ICMM Sustainable Development Framework Reporting Requirements (2008)

For Mining Charter-related indicators:

●  Gold Fields Limited South Deep Gold Mine Non-Financial Data Assurance Reporting Guidelines, V6 (January 2021)

●  Gold Fields Limited South Deep Gold Mine Procurement Mining Charter 2018 Reporting Guideline, V2 (January 2021)

●  Gold Fields Limited South Deep Gold Mine Local Economic Development Progress Monitoring Procedure, V0 (April 2020)

●  Broad-Based Socio-Economic Empowerment Charter (BBSEEC) for the South African Mining and Minerals Industry (2018) and the related scorecard (2018)

●  Implementation Guidelines for the BBSEEC for the South African Mining and Minerals Industry (2018)

Assurance standard used:	ERM CVS’ assurance methodology based on the International Standard on Assurance Engagements (ISAE) 3000 (Revised) and ISAE 3410 (for GHG Statements)

Assurance level:	Reasonable assurance for all subject matters

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

IAR-107

Gold Fields Integrated Annual Report	2020

INDEPENDENT ASSURANCE STATEMENT TO THE BOARD OF DIRECTORS AND STAKEHOLDERS OF GOLD FIELDS LIMITED CONTINUED

OUR ASSURANCE ACTIVITIES

We planned and performed our work to obtain all the information and explanations that we believe were necessary to reduce the risk of material misstatement to low, and therefore provide a basis for our assurance opinion. Using the ICMM Sustainable Development Framework: Assurance Procedure (2008) as a guide, a multi-disciplinary team of sustainability, Mining Charter and assurance specialists performed the assurance activities, including, among others:

●	Reviewing external media reporting relating to Gold Fields, peer company annual reports and industry standards to identify issues relevant to the assurance scope in the reporting period
●	Interviews with relevant corporate-level staff to understand Gold Fields’ sustainability strategy, policies and management systems, including stakeholder engagement and materiality assessment
●	Interviews with a selection of staff and management, including senior executives, to gain an understanding of:
–	The status of implementation of the ICMM Sustainable Development Principles in Gold Fields’ strategy and policies
–	Gold Fields’ identification and management of sustainable development risks and opportunities as determined through its review of the business and the views and expectations of its stakeholders
●	Reviewing supporting evidence related to external stakeholder engagement on material issues facing the business
●

Reviewing policies and procedures and assessing alignment with ICMM’s 10 Sustainable Development Principles and other mandatory requirements set out in the ICMM’s Position Statements in effect as at 31 December 2020

●	Testing the processes and systems, including internal controls, used to generate, consolidate and report the selected sustainability and Mining Charter information
●	Reviewing the suitability of the internal reporting guidelines, including conversion factors used
●	Physical visit to interview responsible staff and verify source data and other evidence at the following site:
–	Gruyere, Australia
●	Remote reviews to verify source data for the following sites:
–	Damang, Ghana
–	Tarkwa, Ghana
–	Agnew, Australia
–	Granny Smith, Australia
–	St Ives, Australia
–	Cerro Corona, Peru
–	South Deep, South Africa
●	An analytical review of the year-end data submitted by the sites listed above, and testing of the accuracy and completeness of the consolidated 2020 Group data for the selected indicators
●	Reviewing the presentation of information relevant to the scope of our work in the Report to ensure consistency with our findings

OUR ASSURANCE OPINION

In our opinion:

●

The selected sustainability performance information set out in Tables 1 and 2 for the year ended 31 December 2020 is prepared, in all material respects, in accordance with the Gold Fields reporting criteria

●

The Directors’ statement in the “About this Report” section of the Report that Gold Fields has complied with the ICMM Sustainable Development Framework, Principles, Position Statements and reporting requirements is, in all material respects, fairly stated

THE LIMITATIONS OF OUR ENGAGEMENT

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

FORCE MAJEURE – COVID-19

As a result of travel restrictions arising from the current global pandemic, we were unable to carry out our assurance activities as originally planned and agreed with Gold Fields. In-person visits to operations and the head office were replaced with remote reviews via teleconference and video calls for this year’s assurance engagement. While we believe these changes do not affect our reasonable assurance opinions above, we draw attention to the possibility that if we had undertaken in-person visits we may have identified errors and omissions in the assured information that we did not discover through the alternative approach.

IAR-108

Gold Fields Integrated Annual Report	2020	ASSURANCE

OUR OBSERVATIONS

We have provided Gold Fields with a separate detailed management report. Without affecting the opinion presented above, we have the following observations:

●

Operations across all regions were found to have improved adherence to the measurement, verification and reporting requirements for energy saving initiatives, as recommended by ERM in last year’s Assurance Statement, although there is an opportunity to improve the accuracy of site-level information for selected Australian operations by consistently applying the most updated local energy conversion and emission factors used to calculate energy savings initiatives

●

There have been improvements in strengthening documentation and formalising the consolidation and reporting process of selected social performance information across the Australian region, although consistent with ERM’s recommendation in last year’s Assurance Statement, we recommend giving attention to strengthening the documentation and consolidation of host community workforce employment information, specifically for contractors, at selected Australian operations

Clémence McNulty	Beth Wyke
Engagement Partner, ERM Southern Africa	Review Partner, ERM CVS, Philadelphia

30 March 2021	30 March 2021

ERM Southern Africa (Pty) Ltd, Johannesburg, South Africa

www.erm.com

Email: clemence.mcnulty@erm.com

ERM Southern Africa (Pty) Ltd and ERM Certification and Verification Services (CVS) are members of the ERM Group. Our work complies with the requirements of ERM’s Global Code of Business Conduct and Ethics (available at https://erm.com/global-code). Further, ERM CVS is accredited by the United Kingdom Accreditation Service and its operating system is designed to comply with ISO 17021:2011. Our assurance processes are designed and implemented to ensure that the work we undertake with clients is free from bias and conflict of interest (refer to both the abovementioned Code of Business Conduct and Ethics, and the ERM CVS Independence and Impartiality Policy available at http://www.ermcvs.com/our-services/policies/independence/). The ERM and ERM CVS staff that have undertaken work on this assurance engagement provide no consultancy related services to Gold Fields in any respect related to the subject matter assured.

IAR-109

Gold Fields Integrated Annual Report	2020

ASSURED SUSTAINABILITY PERFORMANCE INDICATORS

Table 1. Selected sustainability performance indicators for the 2020 reporting year presented for reasonable assurance in accordance with the reporting criteria.

Parameter	Unit	Gold Fields reported 2020 data

Environment

Total CO2 equivalent emissions, Scope 1 – 3	Tonnes	1,969,305

Electricity purchased	MWh	1,196,585

Diesel	Kl	184,701

Total energy consumed	GJ	13,128,575

Total water consumed (withdrawal – discharge)	Ml	19,780

Total water recycled/re-used per annum	Ml	54,207

Number of environmental incidents: Level 3 and above	Number of incidents	0

Total CO2 equivalent emissions avoided from initiatives	tCO2e saved	229,986

Total energy saved from initiatives	GJ saved	1,085,328

Occupational health

Number of cases of Silicosis reported	Number of cases	10

Number of cases of Noise-induced Hearing Loss (NIHL) reported	Number of cases	3

Number of new cases of Cardio Respiratory Tuberculosis (CRTB) reported	Number of new cases reported	13

Number of cases of Chronic Obstructive Airways Disease (COAD)	Number of cases	3

Health

Number of cases of Malaria tested positive per annum (employees and contractors)	Number of positive cases	412

Number of South African employees in the HAART programme (cumulative)	Number of employees	657

Number of West African employees in the highly-active anti-retroviral therapy (HAART) programme (cumulative)	Number of employees	10

Percentage of South African workforce on the voluntary counselling and testing (VCT) programme	Percentage of workforce	70%

Percentage of West African workforce on the VCT programme	Percentage of workforce	21%

Safety

		Employees: 2.91 (45 TRIs/15,446,600 manhours)

Total recordable injury frequency rate (TRIFR) – employees, contractors, total	Number of TRIs/manhours	Contractors: 2.13 (62 TRIs/29,117,748 manhours)

		Total: 2.40
		(107 TRIs/44,564,347 manhours)

Serious injuries: As per Gold Fields Group Health and Safety Reporting requirements	Number of injuries	6 (including 2 at South Deep)

Serious injuries:
As per the South African Department of Mineral Resources and Energy requirements (applicable to South Deep mine only)	Number of injuries	9

Near-miss incidents	Number of incidents	475

Social

Total socio-economic development (SED) spend	US$	$17,189,125

Percentage of host community workforce employment	%	53%

Percentage of host community procurement spend	%	29%

IAR-110

Gold Fields Integrated Annual Report	2020	ASSURANCE

ASSURED SOUTH AFRICAN MINING CHARTER PERFORMANCE INDICATORS

Table 2. Selected South African Mining Charter performance indicators for the 2020 reporting year presented for reasonable assurance in accordance with reporting criteria.

Parameter	Unit	Gold Fields reported 2020 data

Mine community development

	Number of projects	Total: 9
		Active: 7
Percentage implementation of Mine Community Development Projects in approved and published Social and Labour Plan (SLP) (“Table S”1)[2]	Progress to date	Average progress for 9 projects: 48% Average progress for 7 active projects: 59%

Employment equity

HDSAs[3] in management (in proportion to applicable demographics) made up of:

Board: 50% black persons with exercisable voting rights,	Board: Percentage black persons	67%

of which 20% must be black women	Board: Percentage black
	women	33%

Executive/top management: 50% black persons	Exec: Percentage black
of which 15% must be black women	persons	67%

	Exec: Percentage black women	33%

	Senior: Percentage black
	persons	35%

Senior: 50% black persons of which 15% must be black women	Senior: Percentage black
	women	6%

	Middle: Percentage black
	persons	56%

Middle: 60% black persons of which 20% must be black women	Middle: Percentage black
	women	20%

	Junior: Percentage black
	persons	69%

Junior: 70% black persons of which 25% must be black women	Junior: Percentage black
	women	21%

Employees with disabilities: 1.5% as a percentage of all employees	Disabilities: Percentage	0.49%

Core/critical skills: 50% black persons	Core skills: Percentage	76%

Inclusive procurement

Mining goods

70% of procurement spend on goods (excluding non-discretionary spend) must be on South African manufactured goods, proportioned as follows regarding the manufacturing entity:

	Percentage procured from
21% by HDPs[4] owned and controlled company	HDPs owned and controlled
	company	31%

	Percentage women OR by
5% by women or by young owned and controlled company	young owned and controlled
	company	5%

44% by BEE-compliant company	Percentage procured from
	BEE-compliant company	48%

Mining services

80% of procurement spend on services (excluding non-discretionary spend) must be sourced from South African companies, proportioned as follows:

	Percentage discretionary spend
50% on HDP-owned and controlled company	on HDPs owned and controlled
	company	47%

	Percentage discretionary
15% on women-owned and controlled company	spend on women owned and
	controlled company	16%

5% on youth	Percentage discretionary spend
	on youth	0%

10% on BEE-compliant company	Percentage discretionary spend
	on BEE compliant company	85%

Research and Development (R&D) budget spent of which 70% must be spent on South African-based R&D entities	% of spend on R&D entities	100%

	R-value of spend	R2,437,080

Mineral sampling to be done by South African-based companies (Target of 100%)	Number of samples analysed	28,526

	% analysed by South African-based companies	99.95%

[1]	As per the Implementation Guidelines for the BBSEEC for the South African Mining and Minerals Industry (2018)
[2]	Only seven of the nine projects were active for the 2020 reporting period
[3]	Historically Disadvantaged South African
[4]	Historically Disadvantaged Persons
[5]	Black Economic Empowerment

IAR-111

Gold Fields Integrated Annual Report	2020

ADMINISTRATION AND CORPORATE INFORMATION

CORPORATE SECRETARY

Anré Weststrate

Tel: +27 11 562 9719

Fax: +086 720 2704

email: anré.weststrate@goldfields.com

REGISTERED OFFICE

Johannesburg

Gold Fields Limited

150 Helen Road

Sandown

Sandton

2196

Postnet Suite 252

Private Bag X30500

Houghton

2041

Tel: +27 11 562 9700

Fax: +27 11 562 9829

OFFICE OF THE UNITED KINGDOM SECRETARIES

London

St James’s Corporate Services Limited

Suite 31, Second Floor

107 Cheapside

London

EC2V 6DN

United Kingdom

Tel: +44 (0) 20 7796 8644

email: general@corpserv.co.uk

AMERICAN DEPOSITORY RECEIPTS TRANSFER AGENT

Shareholder correspondence should be mailed to:

BNY Mellon

PO Box 505000

Louisville, KY 40233 – 5000

Overnight correspondence should be sent to:

BNY Mellon

462 South 4th Street, Suite 1600

Louisville, KY40202

email: shrrelations@cpushareownerservices.com

Phone numbers

Tel: 888 269 2377 Domestic

Tel: 201 680 6825 Foreign

SPONSOR

J.P. Morgan Equities South Africa Proprietary Limited

1 Fricker Road

Illovo, Johannesburg 2196

South Africa

Gold Fields Limited

Incorporated in the Republic of South Africa

Registration number 1968/004880/06

Share code: GFI

Issuer code: GOGOF

ISIN: ZAE 000018123

INVESTOR ENQUIRIES

Avishkar Nagaser

Tel: +27 11 562 9775

Mobile: +27 82 312 8692

email: avishkar.nagaser@goldfields.com

Thomas Mengel

Tel: +27 11 562 9849

Mobile: +27 72 493 5170

email: thomas.mengel@goldfields.com

MEDIA ENQUIRIES

Sven Lunsche

Tel: +27 11 562 9763

Mobile: +27 83 260 9279

email: sven.lunsche@goldfields.com

TRANSFER SECRETARIES

South Africa

Computershare Investor Services (Proprietary) Limited

Rosebank Towers

15 Biermann Avenue

Rosebank

Johannesburg

2196

PO Box 61051

Marshalltown

2107

Tel: +27 11 370 5000

Fax: +27 11 688 5248

United Kingdom

Link Asset Services

The Registry

34 Beckenham Road

Beckenham

Kent BR3 4TU

England

Tel: 0371 664 0300

If you are outside the United Kingdom please call

(0) 371 664 0300

Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. Business is open between 09:00 – 17:30, Monday to Friday excluding public holidays in England and Wales.

email: shareholderenquiries@linkgroup.co.uk

LISTINGS

JSE/NYSE/GFI

Directors: C A Carolus (Chair), N J Holland†** (Chief Executive Officer –

retired as from 31 March 2021), P A Schmidt** (Chief Financial Officer),

A Andani#, P J Bacchus†, T P Goodlace, C E Letton^,

S P Reid^, P G Sibiya, Y G H Suleman.

C I Griffith** (Chief Executive Officer – as from 1 April 2021).

^Australian, †British, #Ghanaian, **Executive Director

www.goldfields.com

IAR-112

www.goldfields.com

IAR-113

GOLD FIELDS

2020

ANNUAL FINANCIAL REPORT
INCLUDING GOVERNANCE REPORT

AFR-1

DELIVERING VALUE IN PARTNERSHIP WITH OUR STAKEHOLDERS

South Deep

GOLD FIELDS IS A GLOBALLY DIVERSIFIED GOLD PRODUCER WITH NINE OPERATING MINES IN AUSTRALIA, PERU, SOUTH AFRICA AND WEST AFRICA (INCLUDING THE ASANKO JOINT VENTURE (JV)) AND ONE PROJECT IN CHILE. WE HAVE TOTAL ATTRIBUTABLE ANNUAL GOLD-EQUIVALENT PRODUCTION OF 2.24MOZ AND ATTRIBUTABLE GOLD-EQUIVALENT MINERAL RESERVES OF 52.1MOZ. OUR SHARES ARE LISTED ON THE JOHANNESBURG STOCK EXCHANGE (JSE), WITH OUR AMERICAN DEPOSITARY SHARES TRADING ON THE NEW YORK EXCHANGE (NYSE).

NOTES

The Audited Financial Statements for the year ended 31 December 2020 were prepared by the corporate accounting staff of Gold Fields headed by Tzvet Ilarionova, the Group Financial Controller. This process was supervised by Paul Schmidt, the Group’s Chief Financial Officer (CFO).

SEND US YOUR FEEDBACK

We value your feedback. To ensure that we report on issues that matter to our stakeholders please provide any feedback and questions to investors@goldfields.com or sustainability@goldfields.com, or visit www.goldfields.com to download the feedback form.

AFR-2

Gold Fields Annual Financial Report including Governance Report	2020

STATEMENT OF RESPONSIBILITY BY THE BOARD OF DIRECTORS

The directors are responsible for the preparation, integrity and fair presentation of the Annual Financial Statements of Gold Fields Limited (Gold Fields) and its subsidiaries (together referred to as the Group or the Company), comprising the Consolidated Statement of Financial Position at 31 December 2020, the Consolidated Income Statement and Consolidated Statement of Comprehensive Income, Changes in Equity and Cash-Flows for the year then ended, the accounting policies and the notes to the Consolidated Financial Statements, as well as the Directors’ Report. These financial statements presented on p133 – 216 were prepared in accordance with the International Financial Reporting Standards (IFRS) and the requirements of the South African Companies Act No 71 of 2008 (as amended) (Companies Act), and include amounts based on judgements and estimates made by management.

The directors consider that, in preparing the financial statements, they have used the most appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all IFRS that they consider to be applicable have been followed. The directors are satisfied that the information contained in the Annual Financial Statements fairly presents the results of operations and cash-flows for the year and the financial position of the Group at year-end. The directors also prepared the other information included in the Annual Financial Report (AFR) and are responsible for both its accuracy and its consistency with the financial statements.

The directors have responsibility for ensuring that accounting records are kept. The accounting records should disclose with reasonable accuracy the financial position of the Group to enable the directors to ensure that the financial statements comply with the relevant legislation.

The directors are also responsible for such internal controls as they deem necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error, and for maintaining adequate accounting records and an effective system of risk management.

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

The Group’s external auditors, PwC Inc., audited the financial statements, and their report is presented on p129 – 132.

APPROVAL OF CONSOLIDATED ANNUAL FINANCIAL STATEMENTS

The consolidated Annual Financial Statements of Gold Fields, as identified in the first paragraph, were approved by the Board of Directors on 31 March 2021 and are signed on its behalf by:

Nick Holland	Paul Schmidt
Chief Executive Officer (CEO)	Chief Financial Officer (CFO)

Authorised director	Authorised director

COMPANY SECRETARY’S CERTIFICATE

In terms of section 88(2)(e) of the Companies Act, I certify that the Company has lodged with the Companies and Intellectual Property Commission (CIPC) all such returns required to be lodged by a public company in terms of the Companies Act, and that all such returns are true, correct and up to date.

Anré Weststrate

Company Secretary

31 March 2021

AFR-3

Gold Fields Annual Financial Report including Governance Report	2020

CORPORATE GOVERNANCE REPORT

OVERVIEW

Gold Fields’ Board of Directors has always been and remains committed to the highest standards of business integrity, ethical values and corporate governance, which form the foundation of our vision of global leadership in sustainable gold mining. The Board recognises its responsibility to conduct its affairs ethically, transparently, with honesty and accountability, fairly, and socially responsible. In this way, we can ensure that we operate a sustainable business that creates value and certainty for our stakeholders.

Our capital providers increasingly consider non-financial environmental, social and governance (ESG) factors during their analysis to identify material risks and growth opportunities. Their approach is understandable given the long-term, capital-intensive nature of our mining operations and project, as well as the often challenging social and political environments in which we operate. Shareholders not only expect that our business remains profitable in these operating environments, but that we also deliver economic, social and environmental benefits to them.

Our management approach is supported by our commitment to sound and robust corporate governance standards, which is critical for operational and strategic success and, ultimately, the sustainability of our business. A key element is to ensure that Gold Fields complies with all applicable laws and regulations relevant to the Group and its operations. As such, we regularly review corporate governance systems and frameworks to ensure we align with the ever-changing regulatory landscape in the regions where we operate.

During 2020, the Board continued to ensure compliance and uphold governance principles, particularly those set out in the King IV Report on Corporate Governance for South Africa, 2016 (King IVTM1). Our compliance with the principles of King IV is detailed on p14 – 15.

1 Copyright and trademarks are owned by the Institute of Directors in South Africa NPC and all of its rights are reserved

AFR-4

Gold Fields Annual Financial Report including Governance Report	2020

STANDARDS, PRINCIPLES AND SYSTEMS

Material internal and external standards and principles

Internal standards and principles	Listings requirements	Sustainability standards	Business ethics standards

Gold Fields has a comprehensive set of internal standards and principles in place that form the foundation of how we do business. These include:

Our vision and values: Our values support our vision of global leadership in sustainable gold mining. Furthermore, they serve to guide our directors and employees at every level of the Group.

Board of Directors’ Charter: Our Board Charter details the terms of reference of the Board and its committees, while also articulating the objectives, powers and responsibilities of the Board. Similarly, each Board committee operates in accordance with written terms of references, which are reviewed at least annually to align with the provisions of applicable statutory and regulatory requirements.

Group Governance Framework: Our Group Governance Framework, approved by the Board in 2020, provides an overview of how governance is applied across the Company.

Sustainable Development Framework: Gold Fields’ Sustainable Development Framework is based on good practice, ESG requirements, as well as our operational requirements. The framework is governed by an overall sustainable development policy statement.

The Group has developed a range of policy statements that direct business conduct.

  These are available online at www.goldfields.com/policies.php.

Code of Conduct:

Gold Fields’ Code of Conduct commits and binds every employee, officer and director of the Company to conduct business in a manner that is ethical and fair. Both the Audit and Social, Ethics and Transformation (SET) Committees of the Board are tasked with ensuring the consistent application of, and adherence to, the Code.

  The Code is available on our website at https://www.goldfields.com/ Code-of-Conduct.

Our primary listing is on the JSE Limited (JSE), and we are therefore subject to the JSE Listings Requirements

Gold Fields has a secondary listing on the New York Stock Exchange (NYSE) and, as a foreign private issuer, is subject to the NYSE Listings Requirements and United States (US) federal securities laws and regulations (including the Sarbanes-Oxley Act (2002)).

The Board is committed to the principles and recommended practices of King IV, which are entrenched across the Group. The Board is satisfied that every effort was made to comply with all aspects of King IV and, to this end, ensured compliance during 2020.

As per King IV, 48 non-binding rules, codes and standards have been adopted by the Audit Committee.

Our Sustainable Development Framework is guided by the International Council on Mining & Metals’ (ICMM) 10 principles on sustainable development, their supporting position statements and external assurance thereof.

Despite not being a direct participant in the United Nations Global Compact (UNGC), we are guided by and adhere to its 10 principles. Accordingly, we have incorporated its management model into our business activities.

All of our eligible operations conform to the World Gold Council (WGC) Conflict-Free Gold Standard. A copy of our Conflict-Free Gold Report and Statement of Conformance, together with the limited assurance opinion.

  Can be viewed online at www.goldfields.com/sustainability-reporting.php.

Our reporting is guided by the updated International Integrated Reporting Council’s Integrated Reporting Framework (International <IR> Framework), as well as the Global Reporting Initiative (GRI) Standards. Our 2020 GRI Content Index also cross-references to the UN Sustainable Development Goals (SDGs) and the Sustainability Accounting Standards Board.

  It can be viewed at www.goldfields.com/sustainability-reporting.php.

The Group’s operations are certified in terms of the International Cyanide Management Code (ICMC), except for Cerro Corona in Peru, which does not use cyanide in its processes. Our operations are also certified in terms of the ISO 45001 occupational health and safety management standard, except for South Deep, which is certified in terms of the OHSAS 18001 standard and planning to migrate to ISO 45001 during 2021.

Cerro Corona in Peru, as well as Tarkwa and Damang in Ghana, are certified in terms of the ISO 50001 energy management standard. All our other mines will follow suit.

All our mines and regional offices are certified in terms of the ISO 27001 information security management systems standard, except Gruyere, which has undertaken a readiness assessment and will target full certification in 2021, as well as our corporate office and Salares Norte project in Chile.

Our Code of Conduct is aligned with national and international business ethics and anti-corruption standards, including the UN Convention against Corruption (2003) and the Organisation for Economic Co-operation and Development (OECD) Convention on Combating Bribery of Foreign Public Officials in International Business Transactions (1997).

We support the principles and processes of the Extractive Industry Transparency Initiative (EITI) through our membership of the ICMM. Ghana and Peru are the EITI-compliant countries in which we operate.

We comply with the following legislation and codes:

●  King IV

●  The Prevention and Combating of Corrupt Activities Act 4 of 2004

●  The US Sarbanes-Oxley Act (2002), Dodd-Frank Act (2010) and Foreign Corrupt Practices Act (1977)

●  All other relevant regulatory requirements in the jurisdictions in which Gold Fields operates

AFR-5

Gold Fields Annual Financial Report including Governance Report	2020

CORPORATE GOVERNANCE REPORT continued

BOARD OF DIRECTORS

Board overview

As the highest governing authority of the Group, Gold Fields’ Board of Directors assumes ultimate responsibility for the Company’s adherence to sound corporate governance standards, and ensures that all business decisions and judgements are made with integrity, reasonable care, skill and diligence. The Board’s objectives and responsibilities are articulated in its Charter. Similarly, each of the Board’s committees operates in accordance with its written terms of reference, which are reviewed and approved on an annual basis.

In terms of Gold Fields’ Memorandum of Incorporation (MoI), which can be accessed at www.goldfields.com/standards-and-principles.php, the Board must have a minimum of four and a maximum of 15 directors. Currently, the Board comprises of 10 directors – two executive directors and eight independent non-executive directors (NEDs). Gold Fields’ Board has had a majority of independent NEDs since the Company was founded in 1998. Upon advisement by the Nominating and Governance Committee, the Board ensures that reputable persons of well-known competence and experience, who are willing to devote a sufficient part of their time to the Company, are elected as independent directors. Each director offers a range of relevant knowledge, expertise, technical experience and business acumen, enabling them to exercise independent judgement during Board deliberations and decision-making.

The Nominating and Governance Committee also ensures that the Board has adequate diversity in respect of race, gender, culture, age, field of knowledge, skills, experience, business expertise, geographic and academic backgrounds. This is in line with the Company’s commitment to inclusivity and diversity. The composition of the Board’s committees was reviewed and approved at the November 2020 Board meeting.

The role of NEDs, who act independently of management, is to guide the Company, provide independent oversight, contribute to effective governance, and protect the interests of both the Company and its shareholders, including those of minority shareholders.

The roles of the Board Chairperson and Chief Executive Officer (CEO) are kept separate. Cheryl Carolus, a NED, serves as our Board Chairperson while Rick Menell served as Gold Fields’ Deputy Chairperson and lead independent director until his resignation with effect from 10 March 2021. Nick Holland was Gold Fields’ CEO for the entire period under review. He retired with effect from 31 March 2021.

The Board is kept informed of all developments relating to the Group, primarily through its executive directors, executive management and the Company Secretary. Furthermore, the Board stays up to date through a number of other mechanisms, including employee climate surveys, newsletters and internal staff communication.

NEDs have unrestricted access to the Group’s management and access to the external auditors, when necessary, and are entitled to seek independent professional advice, at the Group’s expense, on any matters pertaining to Gold Fields. A brief curriculum vitae (CV) for each Board member is detailed on p11 – 13 of this report.

Chief Financial Officer

Paul Schmidt has served as Gold Fields’ Chief Financial Officer (CFO) since his appointment to the position on 1 January 2009. In accordance with the JSE Listings Requirements, the Audit Committee considered and unanimously agreed that Mr Schmidt executed his duties satisfactorily and with the required levels of expertise and experience during 2020.

The Audit Committee is of the opinion that Mr Schmidt, together with other members of his financial management team, managed the Group’s financial affairs effectively during the 2020 financial year.

Board appointments, rotation and retirement

The appointment of directors is governed by a formal process. The Nominating and Governance Committee assists the Board in identifying suitable candidates, as well as evaluating such candidates from time to time. The Board Chairperson and Deputy Chairperson are appointed on an annual basis by the Board after a review of their performance and independence. In line with recommendations by King IV, the Board conducts a thorough annual evaluation of the independence of directors, and specifically where directors have served on the Board for nine or more years. The Board was satisfied that all its NEDs met its criteria for the 2020 financial year.

Together with management, the Nominating and Governance Committee develops and facilitates an induction programme for new Board members to ensure their understanding of Gold Fields and the business environment in which it operates. The Committee also assesses the commitments of non-executive candidates to ensure their availability to fulfil their responsibilities.

In accordance with Gold Fields’ MoI, one-third of all directors (including executive directors) shall retire from office at each Annual General Meeting (AGM). The first to retire are those directors appointed as additional members of the Board during the year, followed by the longest-serving members. The Board, assisted by the Nominating and Governance Committee, recommends the eligibility of retiring directors (subject to availability and their contribution to the business) for reappointment. Retiring directors can be re-elected immediately by the shareholders at the AGM.

AFR-6

Gold Fields Annual Financial Report including Governance Report	2020

Term limit of non-executive directors

In terms of the Board Charter, a director is required to retire at the AGM following the year in which they turn 70 years of age, unless the retirement age is extended by a fixed period at the discretion of the Board. A director may continue to serve longer than nine years, provided the Board in its entire discretion and unanimous decision determines that it is in the best interest of the Company and its shareholders to extend the director’s service for the additional period.

Directors’ dealings in shares of Gold Fields

Gold Fields’ Board members and employees are informed of closed and prohibited periods for share dealings by the Company Secretary, as prescribed by the Gold Fields share dealing policy, which is in line with listings requirements and applicable legislation. Closed and prohibited periods remain in force until quarterly, biannual and annual results are published. This was done on a quarterly basis during 2020. Closed periods will also be in place should the Company trade under a cautionary announcement. Any directors’ dealings (including executive directors) require the pre-approval of the Chairperson. The Company Secretariat keeps a register of such dealings.

Board remuneration

NEDs are remunerated for their services as members of the Board, including the respective subcommittees they attend annually, ad-hoc committees officially approved by the Board and, where applicable, travel expenses to attend Board meetings. Shareholders approve these fees annually at the Company’s AGM. Further details of NEDs’ and executive directors’ remuneration can be found on p40 – 54 of the Remuneration Report.

Board of Directors’ Charter

During the year, the Board reviewed the Board of Directors’ Charter and subcommittees’ terms of reference to ensure it aligns with the recommendations of King IV. A summary of how Gold Fields applied the principles of King IV is detailed on p14 – 15.

Company Secretary

The Company Secretary provides company secretarial services and oversees Board governance processes in accordance with applicable regulation, including the Companies Act, King IV, and the JSE and NYSE Listings Requirements. The Company Secretary attends all meetings held by the Board and its subcommittee. The Board has access to the Company Secretary, who guides the directors in the execution of their duties and responsibilities. The Company Secretary is not a director of the Group and has an arm’s-length relationship with the Board.

During the year under review, the Company Secretary oversaw relevant Board governance matters and assisted the Board and its committees with annual plans, agendas, minutes and terms of references.

Taryn Harmse, Executive Vice President (EVP): Group Legal and Compliance, held the position of interim Company Secretary from 1 July 2019 to 31 May 2020. Anré Weststrate was appointed Company Secretary, effective 1 June 2020. The Board is satisfied that Ms Weststrate is competent, qualified and has the necessary expertise and experience to fulfil the role.

Application of King IV within Gold Fields

The Board aligns its processes, practices and structures with King IV and continued to review and refine the Group’s approach to ensure and enhance compliance with King IV during 2020. A full register of the King IV principles, and the extent of the Company’s compliance therewith, is available on p14 – 15, and will also be placed on the website at www.goldfields.com/standards-and-principles.php.

Board attendance

The Board is required to meet at least four times a year. The Board Charter allows the Board to conduct its meetings by electronic communication. Therefore, as a result of Covid-19 restrictions imposed in March 2020, the Board conducted its meetings electronically during 2020. In addition, the Company held a virtual AGM in August 2020, after it had been postponed from May 2020 because of Covid-19 restrictions. The Board convened seven times during 2020, as three special Board meetings were held to deliberate on urgent substantive matters. Regular special Risk Committee meetings were held during 2020 to consider the ongoing impacts of Covid-19 on the Company’s operations and employees, as well as the measures applied to mitigate these. The Nominating and Governance Committee held five special meetings to consider the CEO succession process.

To prepare for Board meetings, all directors are provided with the necessary information needed in the form of comprehensive Board packs, which are collated in advance by management in preparation for each Board or subcommittee meeting. These packs enable our directors to discharge their responsibilities effectively and efficiently during meetings. The Board agenda and meeting structure focus on strategy, sustainable development, finance, performance monitoring, governance and other related matters. During the year under review, Board meetings and some subcommittee meetings were preceded by closed-session meetings by NEDs. The Chairperson of the Audit Committee attends the closed sessions of the SET Committee to receive the fraud and hotline reports, as these are further reported on during Audit Committee meetings. Directors are asked to recuse themselves from meetings on any matters in which they may be conflicted.

AFR-7

Gold Fields Annual Financial Report including Governance Report	2020

CORPORATE GOVERNANCE REPORT continued

Number of Board meetings, Board committee meetings and directors’ attendance during the year

					Safety,	Capital
					Health and	Projects,			Nominating
		Special	Ad-hoc		Sustainable	Control and			and
	Board	Board	Investment	Audit	Development	Review	Remuneration	SET	Governance	Risk
Directors	meetings	meetings	Committee	Committee	Committee	Committee	Committee	Committee	Committee	Committee
Number of meetings per year	4	3	1	5	5	4	5	4	7	7

CA Carolus	4	3	1	–	5	4	5	4	6A	–

A Andani	4	3	1	5	–	–	5	4	–	–

PJ Bacchus	4	3	1	5	–	4	5	–	–	7

TP Goodlace	4	3	–	–	5	4	–	–	–	7

C Letton	4	3	–	–	5	4	–	4	–	7

NJ Holland	4	3	1	5	5	4	5	4	7	7

RP Menell	4	3	1	5	5	4	5	4	7	–

P Mahanyele-Dabengwa	3A	2A	–	–	5	4	–	4	–	–

SP Reid	4	3	1	–	5	4	5	–	7	–

PA Schmidt	4	3	1	5	–	2I	–	–	–	7

YGH Suleman	4	3	1	5	–	4	–	4C	7	7

A – Apology

C – Closed session only

I – By invitation

The full Directors’ Report is on p18 – 22.

AFR-8

Gold Fields Annual Financial Report including Governance Report	2020

BOARD COMMITTEES

The Board has eight standing committees, established in compliance with the Companies Act and JSE Listings Requirements. These committees have delegated authority from the Board. Members of the committees are all independent NEDs, and the CEO, CFO and various members of management are permanent invitees to these meetings. Each Board committee is chaired by an independent NED. The Board also establishes ad-hoc committees to deal with matters deemed critical by the Board.

The Board’s committees operate in accordance with written terms of reference and have a set list of responsibilities, which can be accessed at www.goldfields.com/standard-and-principles.php. In line with King IV recommendations, the Board reviews the terms of reference of all subcommittees every year and, if necessary, adopts any approved changes. Subcommittees are required to evaluate their effectiveness and performance annually, and to report findings to the Board for consideration.

The written terms of reference and responsibilities of the Board and its committees are set out below.

Board

The Board consists of two executive directors and eight NEDs.

The Board is responsible for developing Gold Fields strategy, and subsequently monitors the Group’s performance against this strategy. The Board annually reviews its governance practices, and is satisfied that all aspects of King IV principles were met in 2020. The Board Charter compels directors to promote the vision of the Company, while upholding sound principles of corporate governance. Certain responsibilities are delegated to Board subcommittees without abdicating the Board’s ultimate accountability. The delegation of authority to the Board’s subcommittees is formalised in Board-approved terms of references for each committee.

The terms of reference for the Board and its subcommittees, as well as directors’ responsibilities in terms of the Board Charter, can be accessed on the Company website at www.goldfields.com/standards-and-principles.php.

Key focus areas during 2020

●	The impacts of Covid-19 on the Group, its employees and stakeholders, as well as the appropriate mitigating measures
●	Commencing the CEO succession process
●	Monitoring South Deep’s performance
●	Review and approval of the remuneration philosophy and policy, taking into consideration the impacts of Covid-19
●	Approving the capital raising to fund the Salares Norte project
●	Continued focus on capital allocation and the approval of the Group’s capital framework
●	Approved bonds and debt restructuring

The Board performed an internal assessment of its performance and effectiveness during the period under review and was found to be functioning and discharging its duties satisfactorily.

Nominating and Governance Committee

The Nominating and Governance Committee consists of four independent directors.

This Committee develops the Group’s robust approach to corporate governance and recommends sound governance principles to the Board. The Committee reviews and recommends, if necessary, changes to the structure, composition and size of the Board, its committees and management to improve its effectiveness. It considers the rotation of directors and makes appropriate recommendations on succession, whereupon it identifies and evaluates nominees, making recommendations for the appointment of suitable candidates. The Committee identifies successors for the Board’s Chairperson, Deputy Chairperson or lead independent NEDs, as well as the CEO, and makes recommendations on these successors to the Board. It considers the Board subcommittees’ mandates, the selection and rotation of committee Chairpersons and members, and makes recommendations to the Board. The Committee reviews the suitability of committee members and conducts annual performance evaluations with recommendations to the Board.

AFR-9

Gold Fields Annual Financial Report including Governance Report	2020

CORPORATE GOVERNANCE REPORT continued

To ensure risk management oversight within the Nominating and Governance Committee’s scope, it provides assurance to the Risk Committee on those risks apportioned to it as mandated by the Board.

Key focus areas during 2020

●	Board skills, diversity and composition assessment
●	Succession planning for directors and senior executives
●	Succession for the CEO
●	Board training and evaluation
●	Governance compliance matters

The Nominating and Governance Committee assessed its performance and effectiveness internally during the period under review and was found to be functioning and discharging its duties satisfactorily.

Audit Committee

The Audit Committee consists of four independent directors.

The Audit Committee contributes to Gold Fields’ value creation by overseeing the Company’s financial affairs and integrated reporting on financial statements and sustainability, as well as public announcements on financial data. The Committee monitors the suitability and independence of external auditors, including their scope and effectiveness. It has oversight of combined assurance, the effectiveness of the Group’s internal audit controls and function. To ensure risk management oversight within the Audit Committee, it provides assurance to the Risk Committee Chairperson on those risks apportioned to it as mandated by the Board.

The Committee’s formal terms of reference are reviewed annually and included in its Board-approved Charter. The Board is satisfied that the Committee complied with these terms, as well as the legal and regulatory responsibilities as set out in the Companies Act, King IV, JSE Listings Requirements, and the relevant NYSE Listed Company Manual rules.

Key focus areas during 2020

●	The impacts of Covid-19 on the duties of the Committee and appropriate mitigation measures
●

Reviewed PwC’s independence and performance as external auditors, finalised their audit and non-audit fees, and resolved to recommend its reappointment as the Company’s auditors to the Board and shareholders

●	Ensured the external assurance of non-financial data
●	Reviewed interim and final dividend proposals
●	Oversaw the statutory financial and integrated reporting process, as well as the Form 20–F
●	Reviewed the IAR, Annual Financial Report (AFR) and Form 20-F
●	Reviewed Group funding and refinancing matters

Disclosures

●	Systems are in place to ensure combined assurance
●	Systems are in place to govern information and technology (IT) and its effectiveness
●	Adoption of a responsible and transparent tax policy and strategy
●	Systems are in place to govern and manage compliance

The Committee internally assessed its performance and effectiveness during the period under review and was found to be functioning and discharging its duties satisfactorily.

The 2020 Audit Committee Report can be found on p23 – 25.

Remuneration Committee

The Remuneration Committee consists of five independent directors.

The Company’s remuneration policies, as well as details of directors’ fees and equity-settled instruments, are contained in the Remuneration Report on p26 – 54.

This Committee contributes to value creation by overseeing the Company’s Remuneration Policy and how this links to performance outcomes against the Group’s strategy, encouraging alignment with shareholders’ expectations and the principles of fairness and responsibility. It ensures that contractual terms relating to any potential termination of the Group’s executive directors and Executive Committee (Exco) members, and any payments made, are fair to both parties and that failure is not rewarded to ensure that the duty to mitigate any loss is fully recognised. It further provides oversight and management of remuneration-related risks. To ensure risk management oversight within the Remuneration Committee, it provides assurance to the Risk Committee on those risks apportioned to it as mandated by the Board.

Key focus areas during 2020

●	Deliberated on the approach to Covid-19 in terms of assessing remuneration objectives
●	Initiated the process of increasingly linking components of ESG to remuneration
●	Reviewed specific conditions related to the regional cash-settled long-term incentive plan (LTIP) awards
●	Oversaw all remuneration processes for the Group, with a focus on enhancing the link between performance and reward

AFR-10

Gold Fields Annual Financial Report including Governance Report	2020

●	Ensured strategic alignment between Group, regional and personal scorecards
●	Engaged with and responded to shareholder remuneration questions and reports from proxy advisers
●

Approved a malus policy to complement the already-implemented clawback policy, and continued to conduct market evaluation and benchmarking in relation to minimum shareholding requirements and anti-hedging policies for executives

●	Commissioned an independent benchmarking study of NED fees and subsequently recommended a 4% increase in these fees, which 99% of shareholders voted in favour of at the AGM held in August 2020

The Committee internally assessed its performance and effectiveness during the period under review and was found to be functioning and discharging its duties satisfactorily.

Safety, Health and Sustainable Development Committee

The Safety, Health and Sustainable Development (SHSD) Committee consists of six independent directors.

This Committee contributes to value creation by monitoring all matters of safety, health and sustainable development, including the consideration of investigations into any relevant incidents, and makes recommendations to the Board on policies and guidelines on these matters. The Committee assesses and approves sustainable development policies that are applicable to the Group’s operations. It monitors the Group’s operations against regulations, policies and standards and makes specific recommendations regarding the investigation of incidents. The SHSD Committee further considers national and international regulatory and technical developments that relate to sustainable development when making recommendations to the Board. It also offers recommendations to the Board on the engagement of external assurance partners with the requisite credentials.

To ensure risk management oversight within the SHSD Committee, it provides assurance to the Risk Committee on those risks apportioned to it as mandated by the Board.

Key focus areas during 2020

●	The impacts of Covid-19 on the duties of the Committee and appropriate mitigation measures
●	Reviewed the fatal incident at South Deep and developed learnings
●	Benchmarked Gold Fields’ ESG reporting and performance relative to its peers
●	Reviewed the causes of major internal and industry incidents to prevent their occurrence at Gold Fields
●	Reviewed emergency drill procedures at mines
●	Approved the updated Group health and safety strategy
●	Monitored the implementation of the Courageous Safety Leadership training programme
●	Reviewed quarterly tailings and geotechnical management updates
●	Reviewed and recommended to the Board updated Environmental, Climate Change, Sustainable Development policy statements
●	Reviewed SHSD risks and the mitigation actions on a quarterly basis

The SHSD Committee internally assessed its performance and effectiveness during the period under review and was found to be functioning and discharging its duties satisfactorily.

Capital Projects, Control and Review Committee

The Capital Projects, Control and Review Committee consists of six independent directors.

This Committee considers and evaluates new capital projects and assures the Board that the Company has used appropriate and efficient methodologies in evaluating and implementing capital projects valued at more than US$200m. The Committee reviews the results attained in completion of each project against the work undertaken. It monitors progress throughout the project cycle and periodically reports its findings to management and the Board.

Key focus areas during 2020

●	The impacts of Covid-19 on the duties of the Committee and appropriate mitigation measures
●	Implementation of South Deep capital project
●	Reviewed and approved the Group capital report
●	Implementation of the Gruyere project
●	Implementation of the Damang Reinvestment project
●	Implementation of Tarkwa contractor mining
●	Monitoring progress of the Salares Norte project

The Committee continues to review the results attained on completion of each project against the authorised work undertaken.

The Committee internally assessed its performance and effectiveness during the period under review and was found to be functioning and discharging its duties satisfactorily.

SET Committee

The SET Committee consists of six independent directors and one executive director, as required by the Companies Act. The Audit Committee Chairperson, who is one of the six independent directors, only attends the closed session of the SET Committee to receive a report on hotline, fraud, as well as governance and ethics matters.

AFR-11

Gold Fields Annual Financial Report including Governance Report	2020

CORPORATE GOVERNANCE REPORT continued

The SET Committee performs its role as contemplated in the Companies Act and its regulations, with oversight responsibilities on matters of social, ethics, security, labour, transformation, community, corruption, land (within the social context), human rights and stakeholder relationships, and ensures that the Company upholds the principles of good corporate citizenship in dealing with these matters. The Committee adds to value creation by contributing to socio-economic development (SED) by adhering to relevant legislation and regulations. It ensures adherence to fair labour and employment policies and practices by offering oversight over ethics management, transformation, localisation and compliance with laws and regulations. It also reviews and monitors stakeholder engagements and provides strategic guidance on these matters.

To ensure risk management oversight within the SET Committee, it provides assurance to the Risk Committee on those risks apportioned to it as mandated by the Board.

Key focus areas during 2020

●	The impacts of Covid-19 on the duties of the Committee and appropriate mitigation measures
●	Oversight of social and transformation initiatives at the corporate office and regions in which Gold Fields operates
●

Oversight of social and economic development in our host communities, sound corporate citizenship, labour and employment practices, employment equity, diversity and inclusion, stakeholder relations and value creation, human rights, branding and reputation, and ethics and governance

●	Oversight of the regions’ foundations and trusts, including the South Deep Education Trust and the South Deep Community Trust

The SET Committee internally assessed its performance and effectiveness during the period under review and was found to be functioning and discharging its duties satisfactorily.

Risk Committee

The Risk Committee consists of four independent directors.

The Risk Committee ensures that effective risk management policies and strategies are in place and recommended to the Board for approval. The Committee reviews the adequacy of the risk management charter, policy and plan. The Committee regularly considers the Company’s key risks, especially from a materiality perspective. The Chairperson, as mandated by the Board, receives assurances from the Chairpersons of other Board subcommittees regarding oversight assurance of risk management within their respective scopes.

Key focus areas during 2020

●	The impacts of Covid-19 on the duties of the Committee and appropriate mitigation measures
●	Cybersecurity risk assessments
●	Consideration and approval of combined assurance
●	Consideration and approval of Group and regional risk registers

The Risk Committee internally assessed its performance and effectiveness during the period under review and was found to be functioning and discharging its duties satisfactorily.

Ad-hoc Investment Committee

The objective of the ad-hoc Investment Committee is to consider and, where appropriate, make recommendations to the Board on strategic, organisational and structuring options, including investment and divestment opportunities, to achieve the Company’s strategic objective of maximising shareholder returns sustainably.

It is the responsibility of this Committee to:

●	Consider strategic alternative corporate organisational options and structures
●	Assess new material investment or divestment opportunities, on the basis set out in the paragraph above
●	Review the outcomes of all options or opportunities against specified work plans identified among the Committee members and management
●	Monitor progress throughout the process of material corporate transactions
●	Periodically report its findings and recommendations to the Board

Executive Committee

Gold Fields’ Exco is not a Board subcommittee. It is primarily responsible for implementing the Company’ strategy, as well as carrying out the Board’s mandates and directives. Exco meets monthly to review the Company’s performance against set objectives and develops Company strategy and policy proposals for consideration by the Board. Exco also assists the Board in executing the Company’s disclosure obligations, and a series of guidelines on disclosure has been disseminated throughout the Company. Exco consists of the principal officers and executive directors of Gold Fields – 12 members in total.

Each of Gold Fields’ regional operating subsidiaries has Board and regional Exco structures in place to ensure sound corporate governance practices and standards. At least one of the Company’s executive directors serves on the boards of the operating subsidiaries.

AFR-12

Gold Fields Annual Financial Report including Governance Report	2020

DIRECTORS

Independent non-executive directors

Cheryl Carolus (62)

Chairperson of the Board and Chairperson of the Nominating and Governance Committee

BA Law; Bachelor of Education, University of the Western Cape; Honorary Doctorate in Law, University of Cape Town (UCT)

Appointed to the Board: Director 2009, Chairperson 2013

Experience and expertise: Governance and compliance, social development, training and development, people management, biodiversity and environment

Ms Carolus has served on the boards of numerous listed companies, including De Beers and Investec. She is a Board member of many not-for-profit organisations, including the International Crisis Group, Soul City, The British Museum (appointed by Her Majesty Queen Elizabeth) and the CyberPeace Institute, and is Chairperson of the SA Constitution Hill Education Trust.

Previously, Ms Carolus served as Chairperson for South African Airways and the South African National Parks Board, and served on the boards of numerous public and private partnerships that address socio-economic challenges, including the WWF International and WWF South Africa. Additionally, she served as South Africa’s High Commissioner to the United Kingdom (UK) from 2001 to 2004.

Ms Carolus played a role in the liberation struggle of South Africa and the constitution-making process. She was awarded an honorary doctorate in law from UCT for her contribution to freedom and human rights. In 2014, she was awarded the French National Order of Merit by the Government of France.

Rick Menell (65)

Deputy Chairperson of the Board and Chairperson of the Capital Projects, Control and Review Committee

BA (Hons), MA (Natural Sciences Geology), Cambridge University; MSc (Mineral Exploration and Management), Stanford University

Appointed to the Board: Director 2008, Deputy Chairperson 2015 (Resigned 10 March 2021)

Experience and expertise: Executive management, geology

Mr Menell became an NED of Sibanye Gold in 2013. He has over 41 years’ experience in the mining industry, including serving as the President of the Chamber of Mines of South Africa, President and CEO of Teal Exploration & Mining, as well as executive Chairperson of Anglovaal Mining and Avgold. Mr Menell retired from both Weir Group Plc and Credit Suisse Securities International during 2020, where he served as a senior independent NED and Senior Adviser, respectively. He also serves as a director for a number of unlisted companies and not-for-profit organisations. Mr Menell resigned from the Board effective 10 March 2021. Mr Menell resigned from the Board effective 10 March 2021.

Peter Bacchus (52)

Chairperson of the Risk Committee

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

Mr Bacchus has spent more than 25 years in investment and corporate banking with a focus on the global natural resources sector, and is a member of the Institute of Chartered Accountants, England and Wales. He is also an NED of UK-listed mining group Kenmare Resources, Australian-listed Galaxy Resources, and Chairperson of Space for Giants, an African-focused conservation charity.

Alhassan Andani (60)

BSc (Agriculture), University of Ghana; MA (Banking and Finance), Finafrica Institute in Italy

Appointed to the Board: 2016

Experience and expertise: Investment banking, financing

Mr Andani is currently CEO and executive director of Stanbic Bank Ghana, the Board Chairperson of the Ghana Council for Scientific and Industrial Research and a director of SOS Villages Ghana. He has held various other corporate directorships in the past.

AFR-13

Gold Fields Annual Financial Report including Governance Report	2020

CORPORATE GOVERNANCE REPORT continued

Carmen Letton (55)

Chairperson of the SET Committee

PhD in Mineral Economics (UQ); Bachelor Mining Engineering (WASM)

Appointed to the Board: 2017

Experience and expertise: Mining engineering, corporate governance, risk management, corporate strategy

Dr Letton is a mining engineer and mineral economist (PhD), with 34 years of global mining exposure, working for major and mid-tier mining houses in senior management and leadership roles, with experience in operations, corporate strategy development, engineering and design, asset and business development, continuous improvement, and mergers and acquisitions.

Currently, Dr Letton is the Head Open Resource Development Planning and Life of Asset Planning for the Technical and Sustainability Group in Anglo American. She has experience in large and medium-sized mining assets in both the Australian and international mining environment, challenging operations leadership, complex technical roles, and expertise in due diligence, corporate governance, risk management, corporate strategy and asset development.

Core skills and accountabilities include operations executive general management and leadership of all key mine engineering disciplines associated technical services areas (mine engineering, metallurgy and geology).

Yunus Suleman (63)

Chairperson of the Audit Committee

BCom, University of KwaZulu-Natal (formerly Durban Westville); BCompt (Hons), University of South Africa (UNISA); CA(SA); CD(SA)

Appointed to the Board: 2016

Experience and expertise: Auditing, financial accounting, governance

Mr Suleman serves as an independent NED of Liberty Holdings Limited, Liberty Group Limited and Albaraka Bank Limited. He has been appointed lead independent director of Liberty with effect from May 2020. He was an independent NED of Tiger Brands until November 2018.

Mr Suleman has over 35 years’ experience in the auditing and accounting profession – first at Arthur Andersen and then at KPMG when the two companies merged in 2002. He was Chairperson of KPMG South Africa until February 2015. He also chaired the KPMG Foundation. Since leaving KPMG, Mr Suleman has served as executive Chairperson of Sulfam Holdings.

Terence Goodlace (61)

Chairperson of the SHSD Committee

MBA (Business Administration), University of Wales; BCom, UNISA; NHDip and NDip (Metalliferous Mining), Witwatersrand Technikon; MDP, UCT

Appointed to the Board: 2016

Experience and expertise: Mining, capital projects, commercial and operational management, risk management, mineral resource management

Mr Goodlace’s mining career commenced in 1977, spanning more than 42 years. He spent the majority of his career at Gengold, which merged with Gold Fields of South Africa in 1998 to form Gold Fields. He became Chief Operating Officer (COO) in 2008. He has significant experience in leading underground and open pit operations in Australia, Africa and South America. He then spent three years as the CEO of Metorex and served on the Impala Platinum Board for two years as an independent NED, and four and a half years as CEO. Mr Goodlace was appointed Chairman of Southern Palladium Limited on 29 March 20201 and is also currently an independent NED of Kumba Iron Ore Limited and AfriTin Mining Limited.

Steven Reid (65)

Chairperson of the Remuneration Committee

BSc (Mineral Engineering), South Australian Institute of Technology; MBA, Trium Global Executive; ICD.D, Institute of Corporate Directors

Appointed to the Board: 2016

Experience and expertise: Mining engineering, risk management, compensation management

Mr Reid has 43 years of international mining experience and has held senior leadership roles in numerous countries. He served as a director of SSR Mining from January 2013 to September 2020 and as a director of Eldorado Gold since May 2013, where he is currently the Chairperson. He served as COO of Goldcorp from January 2007 until his retirement in September 2012, and prior to that was the Company’s EVP in Canada and the USA. Before joining Goldcorp, Mr Reid spent 13 years at Placer Dome in numerous corporate, mine management and operating roles. He also held leadership positions at Kingsgate Consolidated and Newcrest Mining, where he was responsible for the Asian and Australian operations.

AFR-14

Gold Fields Annual Financial Report including Governance Report	2020

Phuthi Mahanyele-Dabengwa (50)

BA Economics, Rutgers, State University of New Jersey; MBA, De Montford University, Leicester; Executive Development Programme, Kennedy School of Government, Harvard University

Appointed to the Board: 2018

Experience and expertise: Financial, infrastructure development, commercial

Ms Mahanyele-Dabengwa joined Naspers South Africa in 2019 as CEO. She previously ran a private equity business, Sigma Capital, which she founded in 2016 after spending 12 years with the Shanduka Group. At Shanduka, she first managed Shanduka Energy before becoming CEO of the group of companies. Prior to Shanduka she worked at the Development Bank of Southern Africa as Head of Project Finance. Prior to that, she worked at an international investment banking firm, Fieldstone Private Capital Group for six years.

Ms Mahanyele-Dabengwa is an NED at Vodacom and Discovery Insure. She is also on the advisory board of Stellenbosch University’s Business School. In 2019, she was chosen as Forbes/CNBC Africa Businesswoman of the Year. Ms Mahanyele-Dabengwa resigned from the Board effective 28 February 2021.

Executive directors

Nick Holland (62)

Outgoing CEO

BCom, BAcc, University of the Witwatersrand (Wits); CA(SA)

Appointed to the Board: Executive director 1997, CEO 2008 (Retired 31 March 2021)

Experience and expertise: Finance, mining, management

Prior to his appointment as Gold Fields’ CEO, Mr Holland was the Company’s CFO. He has more than 39 years’ experience in financial management, of which 30 years were in the mining industry. Before joining Gold Fields, he was Financial Director and Senior Manager of Corporate Finance at Gencor. Mr Holland retired as CEO and executive director on 31 March 2021.

Paul Schmidt (53)

CFO

BCom, Wits; BCompt (Hons), UNISA; CA(SA)

Appointed to the Board: 2009

Experience and expertise: Finance, mining, management

Prior to his appointment as CFO of Gold Fields, Mr Schmidt held the positions of acting CFO from May 2008 and Financial Controller from April 2003. He has more than 23 years’ experience in the mining industry.

Board appointment since 2020 year-end

Chris Griffith (55)

Incoming CEO

BEng (Mining) (Hons), University of Pretoria, Business Leader Programme, Duke University; Leadership Development Programme, UNISA

Appointed to the Board: Executive director and CEO 1 April 2021

Experience and expertise: Mining, management, engineering

Prior to his appointment as Gold Fields’ CEO, Mr Griffith served as the CEO of Anglo American Platinum between September 2012 and April 2020. He was previously CEO of Kumba Iron Ore from 2008 to 2012. Prior to that, he served as Anglo American’s Head of Operations for joint ventures. He joined Anglo American Platinum in 1990 and held various management positions at two of its mines before being moved into the wider leadership team at Anglo American.

Philisiwe Sibiya (44)

BCom (Hons), University of KwaZulu-Natal (UKZN); CA(SA)

Appointed to the Board: March 2021

Experience and expertise: Executive management, finance, telecommunications

Ms Sibiya, a seasoned business executive, has nearly 20 years of management experience across Africa. After holding various senior financial roles, including CFO at MTN South Africa, she successfully transitioned into the role of CEO for MTN Cameroon – the first female appointed into a CEO position within the MTN Group. She is the founder and CEO of Shingai Group, and a non-executive board member of JSE-listed AECI Limited, Investec PLC and Investec Ltd.

AFR-15

Gold Fields Annual Financial Report including Governance Report	2020

CORPORATE GOVERNANCE REPORT continued

APPLICATION OF KING IV WITHIN GOLD FIELDS

The Board is committed to the principles and recommended practices of King IV and, to this end, ensured material compliance during 2020. The table below provides an overview of Gold Fields’ compliance with the principles. Should gaps be identified, the Board instructs management to address these as work in progress.

Principles	Principle application
Part 5.1: Leadership, ethics and corporate citizenship

Leadership

Principle 1: The governing body should lead ethically and effectively.	The Board, Gold Fields’ governing body, through its various subcommittees is confident on a prospective basis that the combined inputs of its committees produce conformity with this principle. The Board exhibits the requisite levels of integrity, competence, responsibility, accountability, fairness and transparency.

Organisational ethics

Principle 2: The governing body should govern the ethics of the organisation in a way that supports the establishment of an ethical culture.	The SET Committee comprises of five non-executive members and one executive member. The majority of the members are independent. The Committee ensures conformity with this principle through the Code of Ethics and the Group Disciplinary Code that set out sanctions to be followed.

Responsible corporate citizenship

Principle 3: The governing body should ensure that the organisation is and is seen to be a responsible corporate citizen.	The Board, through the SET and the SHSD Committees, ensures conformity with this principle. The SHSD Committee is committed to the 10 principles of the ICMM and the UNGC’s 10 sustainable development principles, and ensures compliance therewith.
Part 5.2: Strategy performance and reporting

Strategy and performance

Principle 4: The governing body should appreciate that the organisation’s core purposes, its risks and opportunities, strategy and business model, performance and sustainable development are all inseparable elements of the value creation process.

The Board conforms to this principle. The Board oversees strategy formulation and execution, and sets performance targets which are agreed upon with management. Annually, the Board, together with management, reviews the strategy.

Reporting

Principle 5: The governing body should ensure that reports issued by the organisation enable stakeholders to make informed assessments of the organisation’s performance and short, medium and long-term prospects.

The Board keeps its shareholders updated in line with the JSE Listings Requirements, and ensures the integrity of external reports in so far as dealing with assurance thereof. Before the AGM, the Board engages major shareholders to address any concerns they may have.
Part 5.3: Governing structures and delegation

Primary role and responsibilities of the governing body

Principle 6: The governing body should serve as the focal point and custodian of corporate governance in the organisation.	The Board adheres to the requirements of King IV. The Board receives external advice as and when required or necessary, and keeps abreast of best corporate governance practices both locally and abroad, making recommendations where appropriate, for Board participation in continuing education programmes.

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

The Board conforms to this principle. Through the Nominating and Governance Committee, the Board ensures that the structures of the Board are well resourced with a balance of skills and expertise. The subcommittees of the Board include the following: Audit Committee, Risk Committee, Nominating and Governance Committee, SET Committee, Remuneration Committee, SHSD Committee, Capital Projects Control and Review Committee and ad-hoc Investment Committee.

AFR-16

Gold Fields Annual Financial Report including Governance Report	2020

Principles	Principle application

Committees of the governing body

Principle 8: The governing body should ensure that its arrangements for delegation within its own structures promote independent judgement, and assist with balance of power and the effective discharge of its duties.

The Board conforms to this principle. Through the Nominating and Governance Committee, the Board ensures that the structures of the Board are well resourced with a balance of skills and expertise. The subcommittees of the Board include the following: Audit Committee, Risk Committee, Nominating and Governance Committee, SET Committee, Remuneration Committee, SHSD Committee, Capital Projects Control and Review Committee and ad-hoc Investment Committee.

Evaluations of the performance of the governing body

Principle 9: The governing body should ensure that the evaluation of its own performance and that of its committees, its Chairperson and its individual members support continued improvement in its performance and effectiveness.

The Board conforms to this principle. The Board regularly monitors and appraises its own performance, those of its subcommittees and individual NEDs. The Board further evaluates the independence of its independent NEDs, which evaluation is rigorously tested in respect of the independent NEDs who have served on the Board for an aggregate term exceeding nine years. The Board has scheduled in its yearly work plan an opportunity for consideration, reflection and discussion of its performance and that of its subcommittees, its Chairperson and its members as a whole.

Appointment and delegation to management

Principle 10: The governing body should ensure that the appointment of, and delegation to, management contribute to role clarity and the effective exercise of authority and responsibilities.	The Board conforms to this principle. Board authority is conferred on management through the CEO. The approval of the Board is required to the levels of the subdelegation immediately below the CEO.
Part 5.4 Governance functional areas

Principle 11: The governing body should govern risk in a way that supports the organisation in setting and achieving its strategic objectives.	The Board conforms to this principle. The Board has delegated this authority to the Risk Committee, who has oversight of the integrity and effectiveness of the risk management processes. A comprehensive strategic and operational risk management process is in place throughout the Group.

Technology and information governance

Principle 12: The governing body should govern technology and information in a way that supports the organisation setting and achieving its strategic objectives.	The Board conforms to this principle. The Board has delegated this authority to the Audit Committee who, together with the Risk Committee, ensures that an IT framework is in place and that the IT Charter and policies are established and implemented. A detailed information, communication and technology (ICT) risk assessment is performed on a yearly basis across the Group, with key strategic risk themes highlighted in the risk enterprise register.

Compliance governance

Principle 13: The governing body should govern compliance with applicable laws and adopted, non-binding rules, codes and standards in a way that supports the organisation being ethical and a good corporate citizen.

The Board conforms to this principle. The Board has delegated this authority to the Audit Committee. The Board approves policies that articulate and give effect to its direction on compliance. The following policies apply: anti-bribery and corruption governance framework, and management guidelines in relation to the Group governance and compliance framework and portal.

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

Assurance

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

The governance framework addresses relationships within the Group’s companies and shareholder relationships.

AFR-17

Gold Fields Annual Financial Report including Governance Report	2020

CORPORATE GOVERNANCE REPORT continued

Application of section 3.84 of the JSE Listings Requirements on Board governance processes

Requirement	Principle	Gold Fields’ approach and compliance

3.84(a)	There must be a policy evidencing a clear balance of power and authority at Board of Directors’ level to ensure that no one director has unfettered powers of decision-making.	The Board Charter shows that there is clear balance of power and authority at Board level and that no one director has unfettered powers.

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

Issuers must appoint a Remuneration Committee, and issuers must appoint a Social and Ethics Committee.

The composition of such committees, a brief description of their mandate, the number of meetings held and any other relevant information must be disclosed in the annual report.

The Board appointed an Audit Committee that is chaired by an independent NED. Audit Committee members are all independent NEDs.

Gold Fields’ Remuneration Committee comprises independent NEDs and has an independent Chairperson that is not the Chairperson of the Board.

Gold Fields’ SET Committee is aligned with King IV and the Companies Act. The Committee comprises independent NEDs and one executive director, the majority being NEDs.

Each committee provides a brief description in the IAR of its mandate, number of meetings held in a year and any other relevant information.

3.84(d)	Brief CVs of each director standing for election or re-election must accompany the relevant notice of the meeting.	Brief CVs of our directors are listed on p11 – 13.

3.84(e)	The capacity of each director must be categorised as executive, non-executive or independent.

The CVs of our directors include information on whether a director is an independent NED or an executive director.

The composition of committees is in accordance with the requirements of the Companies Act and King IV.

3.84(f)	Issuers must have a full-time executive Financial Director.	Gold Fields has a full-time Financial Director.

3.84(g)

The Audit Committee must, on an annual basis, consider and satisfy itself of the appropriateness of the expertise and experience of the Financial Director and report same in the annual report.

The Audit Committee must ensure that the issuer has established appropriate financial reporting procedures and that those procedures are operating.

Gold Fields’ Audit Committee considers and satisfies itself of the appropriateness of the expertise and experience of the Company’s Financial Director on an annual basis and reports the findings to the Board.

The Audit Committee has established appropriate financial reporting procedures, which are reviewed from time to time to ensure they are operating effectively.

3.84(h)

The Board of Directors appoints the Company Secretary in accordance with the Companies Act and applies the recommended practices in King IV.

The Board must consider and satisfy itself, on an annual basis, on the competence, qualifications and experience of the Company Secretary.

The Company Secretary is appointed in accordance with the Companies Act.

The Board considered the Company Secretary’s competence, qualifications and experience during the meeting held in August 2020, and is satisfied that she is competent and has appropriate qualifications and experience to serve as the Company Secretary.

3.84(i)

The Board of Directors or the Nominating Committee must have a policy on the promotion of gender diversity at Board level.

The issuer must confirm this by reporting to shareholders in its annual report on how the Board of Directors or the Nominating Committee have considered and applied the policy of gender diversity in the nomination and appointment of directors.

The Board approved a Company-wide diversity policy in November 2017.

AFR-18

Gold Fields Annual Financial Report including Governance Report	2020

Requirement	Principle	Gold Fields’ approach and compliance
3.84(j)

The Board of Directors or the Nominating Committee must have a policy on the promotion of race diversity at Board level.

If applicable, the Board of Directors or the Nominating Committee must further report progress in respect thereof on agreed voluntary targets.

The Board approved a Company-wide diversity policy in November 2017, and progress against set targets had been considered during 2020.

3.84(k)

The Remuneration Policy and Implementation Report must be tabled every year for separate non-binding advisory votes by shareholders of the issuer at the AGM.

The Remuneration Policy must record the measures that the Board of Directors of the issuers commits to take in the event that either the Remuneration Policy or the Implementation Report, or both, are voted against by 25% or more of the votes exercised.

In the event that either the Remuneration Policy or the Implementation Report, or both, are voted against by shareholders exercising 25% or more of the voting rights exercised, the issuer must in its voting results announcement provide for the following:

The Board approved the Group Remuneration Policy to be presented at the AGM for a non-binding advisory vote.
● An invitation to dissenting shareholders to engage with the issuer ● The manner and timing of such engagement

AFR-19

Gold Fields Annual Financial Report including Governance Report	2020

DIRECTORS’ REPORT

The directors have pleasure in submitting their report and the Annual Financial Statements (AFS) of Gold Fields and its subsidiaries (the Group) for the year ended 31 December 2020.

PROFILE

Gold Fields is a globally diversified producer of gold and copper with nine operating mines (including our Asanko joint venture (JV)) in Australia, Ghana, Peru and South Africa, as well as one project in Chile, with total attributable gold-equivalent annual production of approximately 2.24Moz and Mineral Reserves of 52.1Moz. Gold Fields has a primary listing on the JSE Limited (JSE), and an additional listing on the New York Stock Exchange (NYSE).

REVIEW OF OPERATIONS

The activities of the various Gold Fields operations are detailed in our 2020 Integrated Annual Report (IAR).

FINANCIAL RESULTS

The information on the financial position of the Group for the period ended 31 December 2020 is set out on p133 – 216 of this Annual Financial Report (AFR). The income statement for the Group shows a profit attributable to Gold Fields’ shareholders of US$723m for the year ended 31 December 2020, compared with a loss of US$162m for the year ended 31 December 2019.

COMPLIANCE WITH FINANCIAL REPORTING STANDARDS

The Group’s AFS were prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), the South African Institute of Chartered Accountants (SAICA) Financial Reporting Guides as issued by the Accounting Practices Committee, Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council, the JSE Listings Requirements and the South African Companies Act No 71 of 2008 (as amended) (Companies Act).

LISTINGS

The abbreviated name under which the Company is listed on the JSE is GFIELDS, and the short code is GFI. The Company also has an additional listing on the NYSE.

At 31 December 2020, the Company had in issue, through The Bank of New York Mellon on the NYSE, 352,518,473 (31 December 2019: 416,389,794) American Depository Shares (ADS). Each ADS is equal to one ordinary share.

DIRECTORATE

Composition of the Board

The Board currently consists of two executive directors and eight non-executive directors (NEDs).

Rotation of directors

Directors retiring in terms of the Company’s Memorandum of Incorporation (MoI) are Cheryl Carolus, Steven Reid and Carmen Letton, all of whom are eligible and offer themselves for re-election. The following changes were made to the Board from 1 January 2021: Nick Holland retired as executive director with effect from 31 March 2021. His position is taken over by Chris Griffith, who joined Gold Fields as Chief Executive Officer (CEO) and executive director from 1 April 2021. Phuthi Mahanyele-Dabengwa stepped down as NED on 28 February 2021, while Philisiwe Sibiya joined the Board as NED on 1 March 2021. Rick Menell resigned as Deputy Chairperson, Lead Independent Director and NED on 10 March 2021.

The Board of Directors of Gold Fields’ various subsidiaries comprise some of the executive officers and one or both of the executive directors, where appropriate, as well as NEDs of the Group.

AFR-20

Gold Fields Annual Financial Report including Governance Report	2020

Directors’ and officers’ disclosure of interests in contracts

During the period under review, no contracts were entered into in which directors and officers of the Company had an interest, and which significantly affected the business of the Group.

For the year ended 31 December 2020, the directors’ beneficial interest in the issued share capital and listed share capital of the Company (see table below) was 0.32%. No one director individually exceeded 1% of the issued share capital or voting control of the Company.

Share ownership of directors and executive officers

		Beneficial
	Direct[1]		Indirect[2]

	31-Dec-20	31-Dec-19	31-Dec-20	31-Dec-19

Director

Nick Holland	2,188,708	767,003	—	916,090

Paul Schmidt	122,549	122,549	—	—

Cheryl Carolus	—	3,129	—	—

Rick Menell	—	5,850	—	—

Steven Reid	—	—	—	—

Alhassan Andani	—	—	—	—

Carmen Letton	—	—	—	—

Terence Goodlace	—	—	—	—

Peter Bacchus	—	—	—	—

Yunus Suleman	—	—	—	—

Phuthi Mahanyele-Dabengwa	—	—	—	—

Prescribed officer

Naseem Chohan	105,307	73,404	16,298	16,298

Brett Mattison	41,103	31,103	36,498	16,498

Taryn Harmse	—	—	50,000	10,000

Alfred Baku	40,404	40,404	—	—

Avishkar Nagaser	—	—	56,223	46,623

Martin Preece	77,405	63,500	82,327	—

Luis Rivera	—	—	—	—

Richard Butcher	21,882	—	—	—

Stuart Mathews	11,500	—	—	—

Rosh Bardien	2,480	—	10,023	—

Total	2,611,338	1,106,942	251,369	1,005,509

[1]

Direct ownership – shares owned outright; includes personal investment shares (excluding Nick Holland). Subject to tax gross up at top marginal rate of individual taxation for minimum shareholder requirement purposes

[2]	Indirect ownership – restricted shares, not grossed-up for taxes

Related-party information is disclosed on p210 – 211 of the AFR.

AFR-21

Gold Fields Annual Financial Report including Governance Report	2020

DIRECTORS’ REPORT continued

FINANCIAL AFFAIRS

Dividend policy

The Company’s dividend policy is to declare an interim and final dividend of 25% – 35% of its normalised earnings. On 18 February 2021, the Company declared a final cash dividend number 93 of 320 South African cents per ordinary share (2020: 100 South African cents) to shareholders reflected in the register of the Company on 15 March 2021. This dividend was paid on 15 March 2021. The dividend resulted in a total dividend of 480 South African cents per share for the year ended 31 December 2020 (2019: 160 South African cents), with the final dividend being accounted for in 2021.

Borrowing powers

In terms of the provisions of section 19(1) of the Companies Act, read together with clause 4 of the Company’s MoI, the borrowing powers of the Company are unlimited. As at 31 December 2020, the Company’s borrowings totalled US$1,527m, compared with total borrowings of US$1,846m at 31 December 2019.

Capital expenditure

Capital expenditure (capex) for the year ended 31 December 2020 amounted to US$584m compared with US$613m for 2019. Estimated capex for 2021 is US$1,175m, and is intended to be funded from internal sources and, to the extent necessary, borrowings.

SIGNIFICANT ANNOUNCEMENTS IN 2020

Gold Fields included in 2020 Bloomberg Gender-Equality Index

21 January 2020

Gold Fields is one of only 325 companies globally included in the 2020 Bloomberg Gender-Equality Index (GEI). This is the second year running that Gold Fields is included in the GEI, which tracks the performance of public companies committed to supporting gender equality through policy development, representation and transparency. Across Gold Fields’ global workforce, 20% of employees are women.

Gold Fields announces first round of measures amid Covid-19

17 March 2020

Gold Fields announces a range of measures amid the escalating Covid-19 pandemic in all its operating countries, guided by the principle of prioritising the safety and wellbeing of its people. Measures include strict adherence to country-specific regulations, government decrees and protocols, and an international travel ban for all employees.

Gold Fields announces shutdown of South Deep mine and curfew at Cerro Corona

24 March 2020

Gold Fields supports the measures and policies to curb the Covid-19 pandemic implemented by the countries in which it operates. The South Deep mine in South Africa is placed on care and maintenance as from 27 March 2020, with only essential services continuing. The majority of employees are sent home but continue to receive their base pay during the 21-day lockdown period. Peru imposed a 15-day curfew on 16 March 2020, with Cerro Corona continuing operations as the workforce stays in a self-contained camp on-site. Just over 700 employees run the mine during the curfew period.

Gold Fields’ Agnew mine commissions 56MW hybrid renewable project

18 May 2020

Global energy producer EDL successfully completes the 56MW Agnew hybrid renewable project for Gold Fields’ Agnew gold mine in remote Western Australia. All five wind turbines are up and running and successfully integrated into Australia’s largest hybrid renewable microgrid, and the first in the country to power a mine with wind-generated electricity. In favourable weather conditions, the project delivers up to 70% of Agnew’s power requirements with renewable energy.

Fatal accident at South Deep mine

4 June 2020

It is with deep sadness that Gold Fields announces that an employee at its South Deep mine in South Africa, Abel Magajane, a shaft timberman, succumbed from injuries sustained after falling down a reef ore-pass. He leaves behind a wife and three children.

Gold Fields endorses global standard on tailings management

5 August 2020

The Global Industry Standard on Tailings Management is launched by the United Nations Environment Programme, the Principles for Responsible Investment and the International Council on Mining & Metals (ICMM). As a member of the ICMM, Gold Fields helped formulate the standard, fully endorses it and will now commence with its implementation. The standard establishes the first global standard on tailings management that can be applied to existing and future tailings storage facilities.

AFR-22

Gold Fields Annual Financial Report including Governance Report	2020

Gold Fields’ Granny Smith mine’s renewable resource

7 October 2020

Gold Fields reinforced its commitment to lower carbon operations with the completion of one of the world’s largest renewable energy microgrids for the Granny Smith gold mine in Western Australia. The new hybrid power system, which has been integrated with an existing gas-fired power station, is powered by more than 20,000 solar panels and supported by a 2MW/1MWh battery system. Once fully operational, it will reduce the mine’s fuel consumption by 10% – 13%.

Gold Fields ranked top South African mining company on the 2020 Dow Jones Sustainability Index

17 November 2020

Gold Fields was again ranked as the top South African mining company on the prestigious Dow Jones Sustainability Index (DJSI) database. In the 2020 DJSI scorecard, Gold Fields is ranked fourth among the 75 mining companies assessed, and the second best global gold company. Gold Fields is also an index component of the DJSI.

Gruyere to expand with renewable energy microgrid

8 December 2020

Gold Fields and Gold Road Resources, the JV partners at Gruyere in Australia, announce that the APA Group have been contracted to install an additional 4MW reciprocating gas-fired engine by mid-2021 and build, own and operate a 13MW solar farm and 4.4MW battery energy storage system by the end of 2021. The total cost of the expansion will be between A$32m – A$38m.

Gold Fields leads in water stewardship

11 December 2020

Gold Fields has been recognised for leadership in water stewardship and reporting transparency by the CDP. The CDP placed Gold Fields on its ‘A-list’ for tackling water security – one of 106 high-performing companies out of the 5,800-plus that were scored. This is the first time Gold Fields has achieved an A ranking. Its ranking in previous years ranged from B to A-.

Gold Fields appoints Chris Griffith as Chief Executive Officer-designate

21 January 2021

Gold Fields’ Board announces the appointment of Chris Griffith as the CEO-designate and executive director of the Company. Chris will succeed Nick Holland on 1 April 2021. Nick, who was due to retire on 30 September 2021 after 13 years as Gold Fields’ CEO, has agreed to retire six months earlier to facilitate the leadership transition. Chris, 55, was previously CEO of Anglo American Platinum.

GOING CONCERN

The AFS were prepared using appropriate accounting policies, supported by reasonable judgements and estimates. The directors have reasonable belief that the Company and the Group have adequate resources to continue as a going concern for the foreseeable future.

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

ENVIRONMENTAL OBLIGATIONS

The Company’s total gross closure liability for environmental rehabilitation costs amounted to US$467m at 31 December 2020 compared with US$436m at 31 December 2019. The regional gross closure liabilities are as follows:

●	Americas: US$99m
●	Australia: US$219m
●	South Africa: US$44m
●	West Africa: US$104m

The funding methods used by each region to make provision for the mine closure cost estimates are:

●	Americas - bank guarantees
●	Australia - self-funding, using existing cash resources
●	South Africa - contributions into environmental trust funds and guarantees
●	West Africa - reclamation security agreement bonds underwritten by banks and restricted cash

AFR-23

Gold Fields Annual Financial Report including Governance Report	2020

DIRECTORS’ REPORT continued

CONTINGENT LIABILITIES AND LITIGATION

A material Group Litigation Report is presented at each Audit Committee meeting for discussion and consideration on whether the matter remains contingent or whether a provision has to be recognised. Details of Gold Fields’ contingent liabilities and litigation matters can be found in note 35 to the AFS, p193 – 194.

ADMINISTRATION

Taryn Harmse, Executive Vice President (EVP): Group Legal and Compliance, held the position of interim Company Secretary from 1 July 2019 to 31 May 2020. Anré Weststrate was appointed Company Secretary, effective 1 June 2020.

Computershare Investor Services Proprietary Limited is the Company’s South African transfer secretaries and Link Asset Services is the registrars of the Company in the United Kingdom (UK).

AUDITORS

The Audit Committee has recommended to the Board that PwC be appointed as the external auditors of the Company, until the conclusion of the next Annual General Meeting (AGM), in accordance with section 90(1) of the Companies Act.

SUBSIDIARY COMPANIES

Details of major subsidiary companies in which the Company has a direct or indirect interest are set out on p215 – 216.

AFR-24

Gold Fields Annual Financial Report including Governance Report	2020

AUDIT COMMITTEE REPORT

for the year ended 31 December 2020

The members of Gold Fields’ Audit Committee (the Committee) were appointed by our shareholders at the Annual General Meeting (AGM) in August 2020. Yunus Suleman was reappointed as Chairperson of the Committee on the same day. No new members were appointed to the Committee subsequent to the 2020 AGM. The Committee members are all independent non-executive directors (NEDs).

Details of the number of meetings held during the year, as well as the attendance thereof by Committee members, are on p6 of this Annual Financial Report (AFR). Gold Fields’ Board continues to believe that, as a collective, the Committee members have the necessary skills to carry out their duties effectively and with due care.

The Committee has certain reporting responsibilities to both the shareholders and the Board and is accountable to them. Its duties, as set out in the Committee Charter, are reviewed annually and incorporate the Committee’s statutory obligations as set out in the South African Companies Act No 71 of 2008 (as amended) (Companies Act) and King IV Report on Governance Principles for South Africa, 2016 (King IV). A work plan is drawn up every year, encompassing all these duties, and progress is monitored continually to ensure that these obligations are fulfilled by the Committee.

Among other things, the Committee monitors and reviews:

●

The preparation of the Annual Financial Statements (AFS), ensuring fair presentation and compliance with the International Financial Reporting Standards (IFRS) and the Companies Act, and recommending same to the Board for approval

●

The integrity of the Integrated Annual Report (IAR), by ensuring that its content is reliable and includes all relevant operational, financial and other non-financial information, risks and other relevant factors

●	Quarterly, interim and operational reports and all other widely distributed documents
●	Filing of the Form 20-F with the United States (US) Securities and Exchange Commission (SEC)
●	Accounting policies of the Group and proposed revisions, and significant and unusual transactions, estimates and accounting judgements
●	The effectiveness of the internal control environment
●	The effectiveness of both the internal and external audit functions
●

The recommendation and appointment of Gold Fields’ external auditors, and approves their remuneration, reviews the scope of their audit, their reports and findings, and pre-approves non-audit services in line with Company policy

●	The evaluation of the performance of the Chief Financial Officer (CFO)
●	The adequacy and effectiveness of the Group’s enterprise-wide risk management policies, processes and mitigating strategies
●	The governance of information communication technology (ICT) and the effectiveness of the Group’s information systems
●	The cash/debt position of the Group to determine that the going concern basis of reporting is appropriate
●	The combined assurance model, and provides independent oversight of the effectiveness of the Group’s assurance functions and services, with particular focus on combined assurance arrangements
●	Compliance with applicable legislation, requirements of appropriate regulatory authorities and the Company’s Code of Conduct
●	Policies and procedures for mitigating fraud
●	Approval of hedging activities as mandated by the Board
●	Consideration of JSE monitoring activities reports in 2020 including:

– Reviewed Findings of Proactive Monitoring of Financial Statements

– Activities of the Financial Reporting Investigation Panel

– IFRS 9/15 Thematic Report

EXTERNAL AUDIT

The Committee is responsible for recommending the appointment or reappointment of a firm of external auditors to the Board that, in turn, will recommend the appointment to shareholders. Upon this recommendation, the Committee is responsible for determining that the designated appointee firm and audit partner have the necessary independence, experience, qualifications and skills, and that the audit fee is adequate.

An external audit fee of R46m (US$2.7m) for 2020 was approved, as well as R1.0m (US$0.1m) for other fees.

The Committee reviewed the annual external audit plan presented at its meeting in August 2020, including the scope, materiality levels and significant risk areas, and established that the approach would appropriately respond to organisational and regulatory changes, as well as any other applicable requirements and risks. The audit plan forms the basis of providing the Committee with the necessary assurances on risk management, the internal control environment and information technology (IT) governance. The plan was approved by the Committee.

PwC had direct access to the Committee throughout the year, and met with the Chairperson of the Committee before each meeting and, when required, on an ad-hoc basis. PwC reported to the Committee at each quarterly meeting, as well as at the year-end meeting. In addition, the Committee regularly met with PwC separately without other invitees present. The Committee is satisfied that PwC is independent of the Group.

AFR-25

Gold Fields Annual Financial Report including Governance Report	2020

AUDIT COMMITTEE REPORT continued

SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

Significant areas requiring the use of management estimates and assumptions are detailed in note 1 to the accounting policies. Management presented position papers to the Committee which detailed estimates and assumptions used, the external sources and experts consulted, and the basis on which they were applied in the calculations.

INTERNAL AUDIT

Gold Fields Internal Audit (GFIA) is an independent department within the Company, headed by a Vice President: Internal Audit (VP: IA) who is appointed and, if necessary, dismissed by the Committee. The VP: IA reports directly to the Committee, and has direct access to the Chairperson and members of the Committee, as well as the Chairperson of the Board. The Committee Chairperson meets with the VP: IA once a quarter and on an ad-hoc basis, as required. The VP: IA also meets with the Committee, without management, at least annually and whenever deemed necessary by either the VP: IA or the Committee.

The Committee is satisfied that the resources available to GFIA, along with the skills and experience of the department, will allow the team to fulfil its mandate.

The Committee determines the purpose, authority and responsibility of GFIA in an Internal Audit Charter, which is reviewed and approved annually. The Committee assesses the performance of GFIA every year. GFIA operates in accordance with the International Standards for the Professional Practice of Internal Auditing as prescribed by the Institute of Internal Auditors. The internal audit activities carried out during the year were identified through a combination of the Gold Fields risk management framework, which includes the combined assurance framework, and the risk-based methodologies adopted by GFIA. The Committee approves the annual internal audit assurance plan presented by GFIA and monitors progress against the plan reported to the Committee each quarter.

GFIA ensured that its framework is aligned with the Committee of Sponsoring Organizations of the Treadway Commission’s (COSO) 2013 internal control framework.

The Group’s internal control systems are designed to provide reasonable assurance on the maintenance of proper accounting records and the reliability of financial information. It also covers operational areas, compliance with the Gold Fields Code of Conduct and the sustainability records. These systems are monitored by GFIA and its findings and recommendations are reported to the Committee and senior management.

GFIA reports deficiencies to the Committee every quarter, together with recommended remedial actions, which are then followed up to ensure the necessary action has been taken.

GFIA provided the Committee with a written assurance statement on the adequacy and effectiveness of governance, risk management and controls. No significant events occurred, nor has any been brought to GFIA’s attention, to believe that governance, risk management and the control environment are inadequate or ineffective.

INFORMATION COMMUNICATION AND TECHNOLOGY GOVERNANCE

ICT governance remains a key focus area for the Group, the responsibility of which was delegated to the Committee by the Board. The Committee also works with the Risk Committee on related ICT matters.

Gold Fields’ ICT Charter defines the overall direction and governance for ICT across the Group. The VP and Group Head of ICT is responsible for executing ICT governance procedures in line with this Charter, and reports to the Committee at each meeting. The Committee reviews his report, which includes the results of all review and testing conducted by management and GFIA.

Gold Fields adopted the Control Objectives for Information Technology (COBIT) as a governance framework, and regular assessments are conducted to determine the maturity of ICT governance processes. Gold Fields’ ICT at its various operations is operating at an overall maturity level of between three and four out of five, indicating that the Group’s ICT governance framework and processes are established and predictable. Areas of ICT risks across the Group were defined as part of the Group’s overall risk management framework, and formal policies and procedures are documented and updated regularly for these areas.

Given the nature of cybersecurity and the rising global cyber risk, cybersecurity has now become a key component of the Group’s ICT governance and risk agenda. Gold Fields further enhanced its cybersecurity management controls, by achieving the ISO 27001 information security management system certification for all its mines and corporate offices.

The ICT Governance, Risk, Architecture, Standards, and Security Compliance (GRASSC) Committee is responsible for ensuring compliance and adherence to the Group’s ICT policies and procedures. The ICT GRASSC Committee reviews compliance to the governance framework quarterly and recommends improvements as appropriate.

CHIEF FINANCIAL OFFICER

The Committee evaluated the expertise and performance of the CFO, Paul Schmidt, and continues to be satisfied that he has the appropriate expertise and experience to carry out his duties as CFO of the Company and the Group, and is supported by highly qualified and competent senior staff. This conclusion is supported by input from both internal and external auditors.

GROUP GOVERNANCE AND COMPLIANCE

The Committee is also responsible for monitoring governance and compliance for the Group – a key focus area for the Board and management as a whole.

AFR-26

Gold Fields Annual Financial Report including Governance Report	2020

The Group Compliance Officer has a detailed, systemic and risk-based framework in place which are overseen, managed and maintained by an online and interactive Group Governance and Compliance Portal. The framework is applied to identify all statutes, rules, codes and standards applicable to Gold Fields in all jurisdictions in which the Group operates. Updates on regulatory changes are sourced from external legal sources and internally assessed for application and impact. Changes are recorded and monitored on a monthly basis. The assessment of potential and/or actual risk exposure of non-compliance regarding the identified applicable statutes per jurisdiction, includes potential exposure to financial loss, as well as operational and reputational risks, and the adequacy of recorded controls. Mitigating controls designed to manage the risks are identified, documented and maintained proactively. GFIA carries out a review of the effectiveness (in terms of design and operating effectiveness) of the control procedures and reports on the level of compliance. The results are reported to the Committee in detailed schedules and an annual compliance index is calculated for the Group.

Also, under the ambit of risk exposure assessment, all active suppliers and contractors are screened on a monthly basis, based on an array of predefined risk criteria and adverse media exposure. A screening risk calculator is applied to those assessed entities posing a risk to Gold Fields, based on the outcome of the screening due diligence.

The Committee also ensures that Gold Fields’ Code of Conduct is effective and implemented diligently throughout the Group (available on the Gold Fields website at www.goldfields.com/code-of-conduct.php).

The Committee is also responsible for ensuring that all calls to the Gold Fields tip-offs line – administered by an independent external party – are proactively dealt with. The Chairperson of the Committee, together with GFIA, are custodians of the formalised and documented investigation procedure in place and, where appropriate and necessary, will make use of external advisers and experts to investigate matters or follow up on processes. The number and nature of these calls are reported at the quarterly Committee meetings. The details of the investigations, including details on any action taken, are also reported by the Committee Chairperson to the Social, Ethics and Transformation (SET) Committee.

RISK MANAGEMENT

The Group’s Risk Committee deals with Group operational and financial risks, as well as the requisite reporting as required annually. While there is ongoing interaction between the Risk and Audit Committees, the management of financial risk remains a key focus of the Committee, management and GFIA. Gold Fields’ Group and regional risk disclosures are on p40 – 47 of the IAR.

INTERNAL CONTROL STATEMENT

In terms of the SEC’s listing requirements, Gold Fields has to comply with the requirement of the Sarbanes-Oxley Act of 2002 which requires management to establish and maintain adequate internal control over financial reporting using a recognised internal controls framework.

Management is accountable to the Board for the design, implementation, monitoring and integrating of internal financial controls for the day-to-day running of the Group, focusing on the efficiency and effectiveness of operations, safeguarding the Group’s assets, legal and regulatory compliance, business sustainability and reliable reporting, including financial reporting.

The Committee believes that Gold Fields’ internal controls are effective, and that the financial records can be relied upon as a reasonable basis for the preparation of the AFS.

AUDIT COMMITTEE STATEMENT

The Committee considered and discussed the AFR, including the Corporate Governance Report, and IAR with both management and the external auditors.

During this process, the Committee:

●	Reviewed the Annual Financial Statements included in the AFR for consistency, fair presentation and compliance with IFRS
●	Evaluated significant estimates and judgements and reporting decisions
●	Reviewed the documentation supporting the going concern basis of accounting and concluded that it is appropriate
●	Evaluated the material factors and risks that could impact the AFR and IAR
●	Evaluated the completeness of the financial and sustainability disclosures
●	Discussed the treatment of significant and unusual transactions with management and the external auditors
●	Reviewed and discussed the sustainability information disclosed in the IAR and is satisfied, based on discussions, that the information is reliable

The Committee considers that the AFR and the IAR comply with the statutory requirements of the various regulations governing disclosure and reporting in all material respects, and that the AFS comply in all material respects with the Companies Act and IFRS.

The Committee recommended to the Board that the AFS included in the AFR be adopted and approved.

Yunus Suleman

Chairperson: Audit Committee

31 March 2021

AFR-27

Gold Fields Annual Financial Report including Governance Report	2020

REMUNERATION REPORT

Preamble to the Remuneration Report

We present our 2020 Remuneration Report in three sections:

●	Section 1: Message from the Chairperson of the Remuneration Committee (RemCo), which includes a background statement and context for 2020
●	Section 2: Overview of Gold Fields’ Remuneration Policy
●	Section 3: Outcomes and implementation of the Remuneration Policy in 2020

Gold Fields’ Board is responsible for ensuring that the Group’s remuneration arrangements are fair, responsible and aligned with the long-term interests of Gold Fields and its capital providers. In doing so, it is critical that the Board remains independent of management when making decisions affecting the remuneration of our Chief Executive Officer (CEO), Chief Financial Officer (CFO), other executives and the Group’s employees. With this in mind, the RemCo – as a constituted committee of the Board comprising only independent non-executive directors (NEDs) – has been delegated responsibility for overseeing the Group’s remuneration activities. The qualifications and experience of our RemCo members, as well as the number of meetings held and the attendance thereof, are detailed in our full Governance Report on p6 – 13.

The RemCo Charter and terms of reference are available on www.goldfields.com/standards-and-principles.php.

In summary, the role of RemCo is to oversee the Group’s approach to remuneration and ensure fair, compliant, sustainable and competitive pay to support delivery of the Group’s strategy. RemCo is further responsible for overseeing the implementation of remuneration to ensure consistent process delivery, aligned with the Group’s Remuneration Policy. In so doing, RemCo enables the Group to access and appropriately incentivise its employees to drive value creation and support the Group’s business strategy.

To ensure that it remains fully informed on developments and performance, RemCo invites the CEO and Executive Vice President (EVP): People and Organisational Effectiveness to attend meetings to provide reports and updates. These executives are not present when matters associated with their own remuneration are considered by the Committee. RemCo can draw on services from a range of external sources, including remuneration advisers.

The following table contains a summary of how our shareholders have supported remuneration policies and implementation practices over the last three years.

Annual General Meeting (AGM) shareholder voting record on remuneration resolutions1

	2020[2]	2019[3]	2018[4]

Remuneration Policy	91%	90%	96%

Implementation of policy	99%	91%	—%

NEDs’ fees	99%	99%	98%

1 The rounded percentage of “votes for” are reflected in the table

2 AGM dated 17 August 2020

3 AGM dated 21 May 2019

4 AGM dated 22 May 2018

RemCo also oversees and manages compensation-related risks. As part of its mandate, RemCo annually, and when considered necessary, reviews risks associated with the remuneration philosophy, structure, policies and practices. RemCo is satisfied that the current executive compensation structure does not create undue risks or promote inappropriate risk-taking behaviour.

The following are key risk mitigation features of our remuneration policies and practices:

●	RemCo, together with management, is actively involved in the structuring and preparation of the Remuneration Policy to ensure it aligns with the Group strategy of sustainably improving total shareholder returns (TSR)
●	RemCo makes use of external experts and carries out external benchmarking, as and when required, to ensure that its Remuneration Policy is in line with best global practices, and that incentive plans are aligned with Group strategy
●	Executive remuneration is disclosed annually in this Remuneration Report’s Section 3: Implementation Report, and in accordance with the Remuneration Policy. Executives are not involved in any approval process relating to their own remuneration

RemCo approves the remuneration of the Executive Committee (Exco) taking into account recommendations from the CEO and independent external advisers, who have done the necessary benchmarking to ensure there is alignment with the appropriate industry peer group in the jurisdictions in which we operate.

AFR-28

Gold Fields Annual Financial Report including Governance Report	2020

Section 1: Message from the RemCo Chairperson

INTRODUCTION

Gold Fields’ 2020 Remuneration Report is presented herewith on behalf of RemCo. The Board-approved RemCo Charter and its terms of reference govern the activities of RemCo, which include the release of this report, and is reviewed by the Board annually.

No annual message for 2020 can ignore the deep impact the Covid-19 pandemic has and continues to afflict across the world. While we have always prioritised safety, 2020 required additional measures to protect the safety, health and wellness of our people across all operations. Remote work, stringent hygiene protocols, the wearing of facemasks and social distancing rapidly became integrated as business-as-usual across the business.

Despite the challenges and disruptions brought on by the Covid-19 pandemic, we maintained the integrity of our operations while placing the safety, health and wellbeing of our people and communities first. We are proud of the resilience shown by everyone at Gold Fields and how our people lived the Company’s values in these most-trying times.

The Covid-19 pandemic continues to challenge our lives and business in many ways. The second wave of Covid-19 infections, which started in late 2020, took a terrible toll at Gold Fields. As at 29 March 2021, 10 of our employees or contractors have passed away as a result of Covid-19.

On the safety front, we recorded one fatality during 2020 at our South Deep mine. These are all tragic losses and my deep-felt condolences go out to the family members, friends and colleagues of our team members who passed away.

KEY OPERATIONAL AND FINANCIAL HIGHLIGHTS

Amid these challenges, Gold Fields delivered a strong set of results for 2020, including the following:

●	Attributable gold-equivalent production for 2020 was 2,236koz, a 2% increase year-on-year (2019: 2,195koz)
●	All-in costs (AIC) for 2020 amounted to US$1,079/oz, marginally higher than 2019 (US$1,064/oz). Similarly, All-in sustaining costs (AISC) for the year were US$977/oz (2019: US$897/oz)
●	Headline earnings for 2020 increased more than four-fold to US$729m, while normalised earnings more than doubled to US$879m
●	We declared a total dividend of R4.80/share (2019: R1.60/share)
●	Mine cash-flow amounted to US$868m in comparison with US$552m in 2019
●	Net debt decreased to US$1,069m (2019: US$1,664m) and the net debt:EBITDA ratio to 0.56x (2019: 1.29x)

During 2020, RemCo began the process of increasing the linkage between environmental, social and governance (ESG) issues and remuneration. While maintaining the overall framework of our Remuneration Policy and the remuneration mix for our executives, RemCo approved the principle that 25% of the performance conditions underpinning long-term incentives (LTIs) should focus on ESG metrics. This will be applicable for both equity and cash-settled LTI awards from 2021 onwards. RemCo believes it is appropriate to build on the extensive work carried out on sustainability and long-term value creation with future incentivisation through financial rewards. The 2021 awards will include performance metrics for carbon emission reductions, as well as diversity and inclusion.

RemCo met five times during 2020 – February, May, June, August and November with full attendance at all meetings – and dealt with the following items:

●	Oversight of all remuneration processes for the Group, with a focus on enhancing the link between performance and reward
●	Ensured strategic alignment between Group, regional and personal scorecards
●	Engaged with and responded to shareholder remuneration questions and reports from proxy advisers (further details below)
●	Approved a Malus Policy to complement the already-implemented Clawback Policy, and continued market evaluation and benchmarking in relation to minimum shareholding requirements, as well as anti-hedging policies for executives
●	Reviewed the performance criteria for cash-settled LTI awards for non-executive employees
●	Commissioned an independent benchmarking study of NED fees
●	Approved the NED Supplementary Work policy
●	Developed the proposed remuneration package for the incoming CEO
●	Approved the Group scorecard and personal scorecards for the executives for 2021

RemCo is satisfied that it fulfilled its responsibilities in accordance with its mandate for the 2020 financial year and that the Group’s Remuneration Policy achieved its

AFR-29

Gold Fields Annual Financial Report including Governance Report	2020

REMUNERATION REPORT continued

stated objectives. RemCo notes that it has worked closely with management and external advisers to continue improving the Group’s remuneration practices.

It believes that its work not only meets its own objectives, but also ensures the alignment of interests across Gold Fields’ diverse set of stakeholders. Overall, we are satisfied that the performance-linked pay received by the Group’s executives aligns with the approved framework for linking variable pay with performance.

During the year, Gold Fields’ 2019 Remuneration Report was placed second by the South African Reward Association in the South African Annual Remuneration Report Awards. This award recognises companies who clearly and concisely disclose their remuneration philosophy and strategy, as well as the application thereof, to their stakeholders. The award adjudicators assessed Gold Fields’ 2019 Remuneration Report through the lens of the King IV Report on Corporate Governance for South Africa, 2016 (King IV), and considered how transparency, fairness and responsible pay decisions were demonstrated. Furthermore, they focused on how remuneration detail, including fixed and variable pay, was reported.

Our report was commended for the link it demonstrated from reward to human resources (HR) and business strategy, the clear indication of what we do and do not do in terms of our remuneration practices, and for its use of graphics.

Advisers

Khokhela Remuneration Advisors were RemCo’s independent remuneration advisors during 2020 and were present at all regular committee meetings.

Shareholder engagement

Representatives from RemCo periodically engaged with shareholders to receive their input and comments on the Group’s Remuneration Policy and outcomes.

Overall, shareholders backed NEDs fees (99%), the Remuneration Policy (91%) and the implementation thereof (99%), at the AGM held on 17 August 2020. On behalf of RemCo, I would like to express my thanks to shareholders for their ongoing support and engagement.

We will continue to seek and incorporate shareholder feedback as appropriate to refine and enhance our remuneration programmes on an ongoing basis, consistent with our corporate objectives and strategy.

Conclusion

RemCo concludes that the Company’s employee remuneration policies and practices do not create undue risks or promote inappropriate risk-taking behaviour. RemCo will continue to ensure that fair, equitable and responsible remuneration processes are in place to drive the promotion and implementation of Gold Fields’ strategy, thereby boosting stakeholder value creation.

Steven Reid

Chairperson of RemCo

On behalf of RemCo, which approved the report on

31 March 2021.

Key features

●  75% of CEO’s pay is at risk

●  65% of the CEO and executive team’s short-term incentives (STIs) are linked to Group performance

●  100% of the CEO and executive team’s LTIs consist entirely of performance shares, which measure absolute and relative TSR, free cash-flow (FCF) margin, and ESG metrics

●  The CEO’s minimum shareholding requirement (MSR) is two times his annual salary, while other executives’ MSR is equal to their annual salary, with Clawback and Malus policies in place

●  Two times annual salary as severance payments for executive directors’ upon change of control and termination of employment

●  100% of RemCo are independent NEDs

Gold Fields does not:

●  Reprice underwater shares

●  Pay dividends for performance shares

●  Provide guaranteed bonuses

●  Grant shares to NEDs

●  Allow the use of unvested LTI awards as collateral, or protect the value of any unvested awards, or the value of shares and securities held as part of meeting MSR provisions

●  Provide financial assistance to directors or prescribed officers

AFR-30

Gold Fields Annual Financial Report including Governance Report	2020

Section 2: Remuneration Policy

Our Remuneration Policy and philosophy, which apply to the CEO and CFO (in their capacity as executive directors), and Exco members (as prescribed officers), is included in this section of our Remuneration Report. We also include related principles that are relevant across the Group.

INTRODUCTION

One of our competitive people advantages is our strong culture. Our people are driven by passion, guided by values, and committed to stakeholder partnerships that help us succeed – on both Group and individual levels.

We have designed our remuneration structures to support this culture by stimulating and incentivising high performance. We aim to create partnerships with our people on their journey of continued growth through market-related base pay and benefits, attractive performance-driven STIs and LTIs, as well as recognition and retention programmes.

The core objective of our Remuneration Policy is to attract, retain and motivate top talent to deliver superior results. To ensure we provide remuneration that is fair, appropriate and responsible, we conduct our own internal benchmarking exercise annually and, every second year, make use of external remuneration data to confirm our objectivity in achieving this goal.

RemCo is acutely aware of the global concern around fair and responsible remuneration between management and junior level employees, as well as remuneration disparities between genders. We believe that our approach to short and long-term remuneration is substantively fair and consistently applied throughout the organisation in line with the approved design frameworks.

Gold Fields’ total reward programme and policy starts with and flows from our Group strategy and values as illustrated in the 2021 Group Balanced Scorecard (BSC) on the next page. The Group’s BSC process forms part of the day-to-day management of the business, the quarterly business review process and the performance management process. It is not simply an input to reward related decision-making, but fundamentally supports our delivery-based culture.

For all executive scorecards, we ensure that cascaded objectives are outcomes-focused and that targets are appropriately set, with stretch targets in place to take account of incremental reward. Each year, management and the Board establish the Group’s key objectives for the year ahead to ensure the Group achieves its medium-term targets. The incentives under the Group BSC are then cascaded to executive, regional and individual scorecards.

The Group’s HR key focus areas are depicted in the graphic below, while the 2021 BSC goals are captured on the next page.

Gold Fields Group HR focus areas

AFR-31

Gold Fields Annual Financial Report including Governance Report	2020

REMUNERATION REPORT CONTINUED

THE INFOGRAPHIC BELOW SHOWS THE KEY OBJECTIVES UNDER OUR GROUP 2021 SCORECARD

OUR 2021 GROUP SCORECARD

OBJECTIVES:

1 FINANCE

IMPROVE TSR
Improve total shareholder return through increased share price and dividend payouts

2 STAKEHOLDERS

IMPROVE REPUTATION WITH STAKEHOLDERS

3 INTERNAL BUSINESS PROCESSES

IMPROVE STRATEGIC PLANNING PROCESS
Improve the strategic planning process

IMPROVE CAPITAL DISCIPLINE PROCESS
Improve our process as it relates to allocating and managing capital

4 ORGANISATIONAL CAPACITY

BUILDING RESILIENCE TO CLIMATE CHANGE – WATER
Improve the security and efficiency of water use

INCREASE RESILIENCE TO CLIMATE CHANGE – ENERGY
Strengthen our security of supply to avoid operational interruptions, improve energy efficiencies, optimise energy costs and reduce our greenhouse gas emissions

IMPROVE ASANKO INVESTMENT
A recommendation backed by an execution plan is to be made on the future strategy with regards to our investment in the JV during 2021 with an execution plan

IMPROVE THE QUALITY OF AMERICAS PORTFOLIO
Improve the quality of the Chilean portfolio
Advance Salares Norte Project

SOUTH DEEP PEOPLE AND PROCESSES IMPROVEMENT
Relentless focus on developing people and improving processes, to deliver their and the business full potential

AFR-32

Gold Fields Annual Financial Report including Governance Report	2020

IMPROVE FREE CASH-FLOW
Increase free cash-flow per ounce at a set gold price

IMPROVE CAPITAL RETURNS
Improve rate of return on capital invested

Improve investor and analyst confidence, community and government reputation in Gold Fields

Lag indicators: Performance indicators showing how successful we've been in achieving outcomes

IMPROVE SAFETY, HEALTH AND ENVIRONMENT AND WELLBEING
- Eliminate fatalities, serious injuries and environmental incidents in our business and remove people from risk
- Improve the health and wellbeing of our workforce

IMPROVE ORGANISATIONAL CULTURE
Improve engagement levels of employees

IMPROVE TAILINGS FACILITY MANAGEMENT
Further reduce dam safety risks and commence with implementation of the Global Industry Standard on Tailings Management (GISTM)

IMPROVE INNOVATION AND TECHNOLOGY
Improve operational health and safety, business processes, efficiencies of operations and productivity through the implementation of innovation and technology initiatives, based on the Gold Fields modernisation (I&T) road map

IMPROVE PEOPLE CAPACITY
Deliver the people scorecard as per plan

IMPROVE FEMALE REPRESENTATION
Increase the number of women in the workplace

IMPROVE GOVERNANCE AND COMPLIANCE
Improve adherence to all required legislation, regulations, standards, policies agreements and procedures

Lead indicators: indicators of performance that drive outcomes/future success

AFR-33

Gold Fields Annual Financial Report including Governance Report	2020

REMUNERATION REPORT CONTINUED

The incentives under the Group BSC are then cascaded to executive, regional and individual scorecards.

REMUNERATION FRAMEWORK

Gold Fields is committed to ensuring fair, equitable, sustainable and responsible remuneration practices. We believe in compensating our people in relation to sustained value creation, delivered consistently, in a fair and transparent manner. Our values, ethics and beliefs underpin this philosophy, which aims to attract, retain and motivate top talent.

Gold Fields’ Remuneration Policy drives and incentivises the achievement of Gold Fields’ strategy, and continuously supports the creation of shareholder value by aligning performance with commensurate levels of reward. In this way, there is stakeholder interest alignment. The principles of King IV guide the fair and responsible application of the Remuneration Policy across all operations. In addition, compliance with all relevant laws and regulations in the various jurisdictions in which we operate is non-negotiable and strictly enforced. A key design principle of the Remuneration Policy is to ensure a clear link between the Gold Fields strategy and our employees’ work-related efforts.

PAY FOR PERFORMANCE

Our remuneration practices are competitive in the jurisdictions in which we operate, balanced with our pay-for-performance philosophy and overall strategy to sustainably maximise TSR.

Our annual benchmarking efforts reflect this and translate to comparisons at the market median of our comparator peer group. Final pay decisions consider benchmarking results in combination with performance, affordability and economic conditions.

These confirm degree of alignment of the target pay mix with that of local and international mining peers with a comparative market capitalisation and provide information to RemCo in assessing Gold Fields’ executive remuneration levels.

GOLD FIELDS OVERALL REMUNERATION CONCEPT

AFR-34

Gold Fields Annual Financial Report including Governance Report	2020

Key reward components of the Remuneration Policy

Remuneration Policy

Guaranteed remuneration package (GRP), or base rate of pay (BRP)		Variable pay STIs and LTIs designed to align performance with strategy and value creation

Base pay	Benefits	STIs	LTIs	MSR
Market-related salaries, dependent on performance, roles and responsibilities	Market-related benefits guided by local legislation and internal policies	Performance-based Group annual incentive scheme	Longer-term plans that instil a sense of ownership and strategic alignment - Share plans - Cash-settled plan[1]	Encourages executives to hold shares in Gold Fields, in line with best practice

[1]	Not applicable to executives

Gold Fields’ Employee Value Proposition (EVP) balances financial rewards with non-financial rewards to drive the desired levels of performance. The financial reward component of our EVP includes:

●	GRP or BRP, being the total of base pay, allowances and benefits
●	Variable pay, which includes STI, LTI and MSR

Guaranteed remuneration package

Base pay (either GRP/BRP)

Objective and link to strategy	Operation	Policy and practice	Performance measures

A competitive salary provided to executives to ensure that their experience, contribution and appropriate market comparisons are fairly reflected. It also allows us to attract and retain the skills required to deliver on our strategic goals.

Base pay for all employees is reviewed annually after considering benchmarks against comparator groups, Group performance, economic circumstances, affordability, individual performance, changes in responsibility and inflation levels. Changes are effective from 1 March each year.

The CEO makes recommendations on Exco base pay - excluding his own base salary - to RemCo for approval by the Board.

		We seek close alignment between executive salary increases and increases for all non-bargaining unit employees, where practical. This is informed by inflation, which can be matched directly or set above/below changes in the consumer price index (CPI). The guaranteed pay benchmark is the market median.	Both Group and individual performances in line with the BSC inform the individual base salary review. This is in addition to economic circumstances, affordability, changes in job responsibility and alignment across employee groups.
Benefits and allowances
Benefits and allowances

Objective and link to strategy	Operation	Policy and practice	Performance measures

Provided to ensure local market competitiveness benefits are provided based on affordability to both the employees and the Group.

Based on local market trends and can include items such as group life insurance, disability and accidental death insurance. Our Expatriate Policy provides that special allowances may be made for expatriate employees in respect of, among others, relocation costs, cost of living, and the cost of education for children and their families.

		In line with approved policy, the provision of benefits complies with legislation across the jurisdictions in which we operate. Benchmarking ensures that there are competitive benefits aimed at attracting and retaining key employees.	Not applicable.

AFR-35

Gold Fields Annual Financial Report including Governance Report	2020

REMUNERATION REPORT continued

Remuneration scenarios at different levels of performance1

[1]

For theoretical purposes of displaying the pay policy remuneration mix. Assumes LTI award at target levels. “Below” assumes no annual LTI; “On-target” assumes 100% vesting; “Stretch” assumes 200% vesting

Remuneration mix

●	Gold Fields’ total reward model links financial reward to a combination of job type and performance, therefore the mix of GRP and variable pay differs according to level of performance and the grade of the job held. To entrench a high-performance culture, and in line with international best practice, the more senior the role, the higher the proportion of variable pay (at-risk pay) and the greater the focus on longer-term performance in the remuneration package. Pay-at-risk comprises 75% of our CEO’s total reward of which 38% is long-term incentives
●	For exceptional performance, the Group aims to position overall remuneration, including STIs and LTIs, at the 75th percentile of our comparator market. This aligns with our total reward strategy of ensuring a market-competitive reward mix, rewarding employees for exceptional performance, and the retention of high-performing employees. RemCo retains the discretion to determine whether, and to what extent, specific performance levels warrant total pay at the 75th percentile
●	The adjacent graphs illustrate different scenarios of performance achievement of the total remuneration for the CEO, CFO and Exco members, on a single total figure basis, based on the 2020 Remuneration Policy

SHORT-TERM INCENTIVES

Our STI is a performance-based Group annual incentive scheme that supports value creation and motivates our people to achieve success for the Group.

All Group executives, regional executives and management-level employees (Paterson D-band and above categories) are eligible to participate in the STI, subject to the achievement of applicable performance conditions.

Company performance conditions (bonus parameters)
– Safety (20%)
– Gold production (20%)
Individual performance (BSC)	– AIC (40%)
– Linked to team/department strategy	– Development and waste stripping (20%)

Category	Individual	Group	Region	Operation

CEO	35%	65%	0%	0%

CFO	35%	65%	0%	0%

Group executive	35%	65%	0%	0%

Regional executive	35%	20%	45%	0%

General manager	35%	0%	20%	45%

Regional office	35%	0%	65%	0%

Mines	35%	0%	0%	65%

AFR-36

Gold Fields Annual Financial Report including Governance Report	2020

●	Target performance for bonus parameters links to the annual business plan approved by the Board
●	Operational objectives for each mine are measured against plans approved by RemCo and comprise safety, production, costs and physical mine development (ore and waste) goals
●	The operational objectives form the basis of the regional objectives and subsequently feed into the Group objectives
●	If individual, operational, regional or Group objectives do not exceed threshold targets, no bonus is payable
●	Based on the above, RemCo approves annual payments of STI in February of every year
●	Where applicable, production bonuses are paid to employees at mine level
●	We consider regional and on-mine schemes, for example, in Peru, we apply a statutory bonus scheme in compliance with legislation, and pay the difference between a higher calculated STI and legislated bonus, if applicable
●	Threshold, on-target and stretch bonus amounts expressed as a percentage of GRP (or BRP) are as below:

Bonus target incentive as %
Job grade	of GRP

	Threshold	On-target	Stretch

CEO	0%	65%	130%

CFO	0%	60%	120%

EVP	0%	55%	110%

●	Achievement falling between threshold and on-target and stretch is calculated on a straight-line basis between the two reference points
●	In advance of the STI outcome, executives may elect to defer some or all of their STI by converting a portion of their cash into shares towards their MSR-related commitments

GROUP PERFORMANCE MEASURES

This is made up of the following bonus parameters:

●	Safety (20%)

The safety performance measure comprises a mix of leading and lagging indicators listed below.

In addition, a fatal accident acts as a negative modifier; a fatality results in a forfeiture of the entire safety element (20%) for bonus purposes for the operation, region and corporate office participants.

●	Serious injuries
●	Safety engagement rate (SER)
●	Near-miss reporting
●	Timely close-out of corrective actions on serious potential injuries
●	Gold production (20%)
●	All-in-cost (40%)
●	Development and waste stripping (20%)

INDIVIDUAL PERFORMANCE MEASURES

We continued our journey to align performance management processes with our Group strategy. This included the addition of a balance between leading and lagging indicators into all scorecards and ensuring that we set appropriate stretch targets for all management-level employees. While this new approach builds on our previous BSC process, it also ensures a stronger alignment between our strategy and scorecards. This ensures that our strategy is cascaded into measurable objectives that we track through our performance management process.

The chart below shows how performance rating scores on the five-point scale translate to percentages used for bonus calculation purposes. A score of up to 2 results in 0%, and a score between 4.7 and the maximum of 5 results in the capped achievement of 200%.

PERSONAL PERFORMANCE RATING CORRELATION TO PERCENTAGE ACHIEVEMENT (%)

AFR-37

Gold Fields Annual Financial Report including Governance Report	2020

REMUNERATION REPORT continued

LONG-TERM INCENTIVES

Gold Fields’ Amended 2012 Share Plan

Gold Fields’ Amended 2012 Share Plan (Share Plan) is a conditional share plan that provides for annual awards of performance shares, which vest after three years subject to performance conditions. Participants receive shares under the Share Plan to instil a sense of ownership among executives, therefore enabling:

●	Alignment of executive rewards with shareholder interests
●	Retention of key people
●	Alignment of people costs with business results

The participants in the Share Plan are:

●	Exco members: 100% of LTI participation through the Share Plan
●	Regional Exco members: 30% of LTI awards through the Share Plan and 70% through the cash-settled LTIP (p37)

Other employees who are eligible for LTI awards receive 100% of their LTIs through the cash-settled LTIP.

By only awarding shares to Group and regional executives, Gold Fields ensures the future sustainability of the share scheme by limiting the issuance of shares under the plan and appropriately aligning LTI. The use of Company shares also aligns executive management interests with those of shareholders.

Performance share awards are determined by job grade, performance and guaranteed remuneration. The award profile is set out below, expressed as a percentage of an individual’s GRP or BRP as applicable:

Individual performance rating	1.0 to 2.7: 0%	2.8 to 3.2: 50%	3.3 to 3.7: 100%	3.8 to 4.2: 150%	4.3 to 5: 200%

CEO	—	52	104	156	208

CFO	—	48	96	144	192

Exco	—	44	88	132	176

Regional Exco[1]	—	9 - 10	18	27 - 30	36 - 40

[1]	This represents 30% of their LTI participation, as 70% of their LTI is under the cash-settled LTIP

AFR-38

Gold Fields Annual Financial Report including Governance Report	2020

These awards in monetary value are used to calculate an equivalent number of shares based on the three-day volume weighted average price (VWAP) preceding 1 March annually. The vesting of these shares is subject to the following performance conditions:

Performance condition	Weighting	Threshold (0% vesting)	Target (100% vesting)	Stretch (200% vesting)

Absolute TSR	33%	N/A – no vesting below target	The US Dollar (nominal) cost of equity[1] over the three-year performance period	US Dollar cost of equity + 6% over the three- year performance period

Relative TSR	33%	Below median of the peer group[2]	Median of the peer group	Upper quartile of the peer group

FCF margin	34%	Average FCF margin over the three-year performance period of 5% at a gold price of US$1,300/oz	Average FCF margin over the three-year performance period of 15% at a gold price of US$1,300/oz	Average FCF margin over the three-year performance period of 20% at a gold price of US$1,300/oz

[1]	Cost of equity is validated by an external consultant
[2]	For the 2020 awards, the peer group consisted of AngloGold Ashanti, Barrick, Eldorado Gold, Yamana, Agnico Eagle, Kinross, Newmont, Newcrest, Northern Star and Endeavour

●	Vesting occurs after three years from award and is dependent on the extent to which the Group has met the above performance conditions over the three-year period. Vesting is capped at 200% of the award
●	In advance of the vesting date, executives also have the option to elect to defer some or all of their vested share awards towards the achievement of their MSR
●	Linear interpolation is applied between threshold and target and target to stretch performance

Cash-settled long-term incentives

The cash-settled long-term incentive plan (LTIP) ensures alignment between regional contributions and the Group’s long-term business strategy. The use of cash as opposed to shares also reduces the number of shares required, while still ensuring a longer-term focus for participants.

During 2020, a comprehensive review of the LTIP awards was carried out. As a result, RemCo determined that cash-settled LTIP awards made in 2018 and 2019 would use the final year regional scorecard ratings (2020 and 2021 respectively) as performance criteria on vesting of these awards. Cash-settled LTIP awards made in 2020 would use the average of the three years’ regional scorecard ratings (2020, 2021 and 2022) to determine the performance outcome. Executive directors or prescribed officers of the Company do not participate in this cash-settled LTIP.

The cash-settled LTIP’s design links regional long-term strategic objectives with Group objectives, regional performance conditions and targets are set and agreed with RemCo through the BSC process and BSC ratings are used to determine vesting outcomes for 2018, 2019 and 2020 awards. While awards are made in March each year, and settled in March three years later, the measurement periods are from 1 January of the year of the award to 31 December of the third year of award. RemCo approves the performance conditions for each set of awards based on management recommendations.

From 2021, RemCo supports the use of a framework that aligns performance conditions for the Share Plan and the cash-settled LTIP as follows:

●	Group absolute TSR (25%)
●	Group relative TSR (25%)
●	Group FCF margin (25%)
●	ESG (25%), measured at Group level for Share Plan and corporate participants in the cash-settled LTIP, and at regional level for regional participants in the cash-settled LTIP

OTHER KEY FEATURES OF OUR REMUNERATION POLICY

Executive minimum shareholding requirements

Alignment between executives and shareholders’ interests is critical to sustained value creation. As such, we encourage executives to hold shares in Gold Fields in line with international and South African best practice.

Our MSR Policy, which was implemented in 2017, requires that Exco members hold shares in Gold Fields equivalent to multiples of their GRP as follows:

●	CEO: 200% by 31 December 2020, however, this will be increased to 300% with effect from April 2021
●	All other members of Exco: 100% within five years of date of entry

RemCo makes an award of matching shares at a ratio of 1:3 (one share for every three committed towards the MSR, capped at the matching share limit). The value of the ultimate number of matching shares that will vest is limited to 67% of GRP in the case of the CEO, and 33% of GRP or BRP for the other executives. The matching shares vest at the end of the five-year period if the participant remains in the employment of the Group and has retained the committed shares.

AFR-39

Gold Fields Annual Financial Report including Governance Report	2020

REMUNERATION REPORT continued

Retention and sign-on bonuses

RemCo has the discretion to approve management-proposed sign-on payments and/or retention payments to recruit and/or retain individuals at certain levels for specific business reasons. Below these levels, management has the discretion to approve such payments. The typical minimum work-back period for retention payments is two years. No such payments were made to executives during 2020.

Malus and clawback

The Board is entitled to seek repayment of remuneration amounts that were made in error and subsequently restated. The policy gives RemCo the right to recover all forms of remuneration from executives. This is applicable, but not limited to: remuneration relating to base pay, the achievement of financial or performance goals or similar conditions for any award, or payment under the annual incentive plan or LTIP, or any bonus payment, whether vesting is based on the achievement of performance conditions, the passage of time, or both.

The right of recovery may be exercised within three years from the restatement date and the policy sets out the procedures to be followed depending on whether the remuneration has been paid, transferred or otherwise made available to the executive, as well as the steps to take if the amount is not immediately recoverable.

Our Malus Policy, approved during 2020, will permit the Board to withhold yet-to-be awarded remuneration in the event of certain trigger events.

Executive Committee service contracts and termination provisions

Gold Fields can terminate an executive’s employment summarily for any reason recognised by law in the respective jurisdictions.

The general principles governing the settlement of employment benefits and rewards is that employees who resign voluntarily or are dismissed for disciplinary reasons forfeit all unvested benefits and awards. Employees who separate from the Group for reasons of death, disability, retirement or redundancy for operational reasons, retain a portion of unvested benefits and awards. This portion is based on the principles of time (pro-rata) and performance testing at on-target levels and in line with the principles of King IV.

Executive directors have employment agreements in place with Gold Fields Group Services (Pty) Ltd (GFGS), Gold Fields Ghana Holdings BVI Limited (GF Ghana) and Gold Fields Orogen BVI Limited (Orogen). The EVP: Strategy, Planning and Group Development also has employment agreements with GFGS and Orogen.

In terms of the South African employment contracts with Group Exco, employment continues until terminated upon notice by either party or retirement age, which is currently 63 years. Orogen and GF Ghana have substantially similar terms.

The notice period is 24 months for the CEO, 12 months for the CFO and six months for other Group Exco members.

Change of control provisions for CEO, CFO and EVP: Sustainable Development

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

A change of control is defined as a third party or concert parties holding 30% or more of Gold Fields’ ordinary shares. In the event of the finalisation of an acquisition, merger, consolidation, scheme of arrangement or other reorganisation, whether or not there is a change of control and if the executive directors’ services are terminated, the change of control provisions also apply. For these employees, their employment contracts provide that, in the event of their employment being terminated within 12 months of the change of control, the executive is entitled to:

●	Payment of an amount equal to two-and-a-half times annual GRP in the case of the CEO, and two times the annual GRP in the case of the CFO and the EVP: Sustainable Development, plus an amount equal to the average of the incentive bonuses paid during the previous two completed financial years.
●	A bonus payment in respect of the year in which termination occurs, determined on the basis of the bonus targets being deemed to have been achieced
●	Full vesting of all LTI awards

Their employment contracts also provide that these payments cover any compensation or damages the executive directors may have under applicable employment legislation.

Share Plan

The Share Plan provides for pro-rata vesting of LTI awards in the event of a change of control.

A change of control as defined for the purpose of Share Plan includes (in summary) an acquirer obtaining: (i) ownership or voting control of 50% of the Company’s issued share capital; (ii) the right to control the management of the Company or the composition of the board; or (iii) the approval by the Company’s shareholders of, or the consummation of, a merger or consolidation of the Company with another business entity.

The treatment of LTI awards on a change of control is subject to any pre-existing employment conditions, which take precedence in the event of a conflict.

NON-BINDING ADVISORY VOTE – REMUNERATION POLICY

As set out in King IV, shareholders are required to cast non-binding advisory votes on the Remuneration Policy and Implementation Report at Gold Fields’ AGM on 6 May 2021.

Should there be a 25% or higher vote against either of the above, we will engage with shareholders to understand the drivers of the dissenting votes, and to discuss potential remedial measures.

AFR-40

Gold Fields Annual Financial Report including Governance Report	2020

NON-EXECUTIVE DIRECTORS

Non-executive directors’ Remuneration Policy

NEDs are not eligible to receive any STIs or LTIs. Gold Fields pays NEDs based solely on their role within the Board and/or committees, with differentiation only between international directors and those based in South Africa. We apply the policy using the following principles:

●	Payment of a Board fee for the Board meetings attended during the year
●	Board committee members receive annual committee fees for participation
●	The Chairperson and Deputy Chairperson receive all-inclusive annual fees for all Board and committee participation
●	We review fees annually and implement any increases in June of each year
●	Travel expenses are paid to NEDs for travel for site visits and Board meetings

Non-executive directors’ fee review

We intend to seek approval for increases to be applied to the prevailing fees of NEDs, effective from 1 June 2021, of 3.4% for Rand-based fees and of 1.4% for US Dollar-based fees.

The following fixed annual fees shall be payable to NED’s with effect from 1 June 2021 (excluding value-added tax (VAT)) if approved by shareholders at the AGM on 6 May 2021.

NEDs’ fees

Per annum unless specified	Approved 2020/2021 fees in Rand	Proposed 2021/2022 fees in Rand	Approved 2020/2021 fees in US$	Proposed 2021/2022 fees in US$

The Chairperson of the Board (all-inclusive fee)	3,244,800	3,355,123

The Deputy Chairperson of the Board (all-inclusive fee)[1]	2,112,240	2,184,056

The Chairperson of the Audit Committee	386,880	400,034

The Chairpersons of the Capital Projects, Control and Review Committee, Nominating and Governance Committee, RemCo, Risk Committee, Social, Ethics and Transformation (SET) Committee and SHSD Committee (excluding the Chairperson and Deputy Chairperson of the Board)	238,118	246,214	18,383	18,640

Members of the Board (excluding the Chairperson and Deputy Chairperson of the Board)	1,065,043	1,101,254	82,468	83,623

Members of the Audit Committee (excluding the Chairperson of the Audit Committee and the Deputy Chairperson of the Board)	199,555	206,340	15,488	15,705

Members of the Capital Projects, Control and Review Committee, Nominating and Governance Committee, RemCo, Risk Committee, SET Committee and SHSD Committee (excluding the Chairpersons of the relevant committees, Chairperson and Deputy Chairperson of the Board)	150,259	155,368	11,756	11,921

Chairperson of an ad-hoc committee (per meeting)	60,320	62,371	4,607	4,671

Member of an ad-hoc committee (per meeting)	37,440	38,713	2,948	2,989

[1]

The Deputy Chairperson is also the Group’s lead independent director and assumes the role of Chairperson when the Chairperson is not able to act, unavailable or if she has to recuse herself when her independence may be compromised. This fee is all-inclusive and covers the Deputy Chairperson’s membership of six subcommittees, in addition to his Board membership

AFR-41

Gold Fields Annual Financial Report including Governance Report	2020

REMUNERATION REPORT continued

Section 3: Implementation Report

This section of the Remuneration Report explains the implementation of our Remuneration Policy by providing details of the remuneration paid to executives and NEDs for the financial year ended 31 December 2020.

Our STIP and LTIP targets comprise objectives that are deliberately and rigorously evaluated and selected based on their importance to the Company’s success. Therefore, in a year dominated by the Covid-19 pandemic, we elected not to modify or eliminate any of our chosen objectives. Instead, we requested that our people place an overarching priority on their safety and those of our neighbouring communities, and to maintain the integrity and long-term value of our operations and assets. As described elsewhere in this report, our people diligently responded to these additional priorities, and achieved a strong annual performance with improved results from those of 2019.

Guaranteed remuneration package

Guaranteed pay (GRP and BRP) adjustments

Key facts	Policy application

●  All eligible employees received a salary increase on 1 March 2019. The average increase for executives during 2020 was 4.7%

●  The overall increase in employment costs during 2020 was within the approved mandate of RemCo

●  Executive packages were increased only by country-specific inflation rates for the 2020 review period

●  Across the Group, salary increase mandates were set at the prevailing country-specific inflation rate, with an additional percentage for internal and/or external parity, where applicable

●  Salaries in Ghana are determined in US Dollar

●  For South Deep, we applied an increase of 5.9%, to address retention of critical skills

SHORT-TERM INCENTIVES

Key facts

●	Bonus parameters for 2020 were approved as detailed in Section 2 and the introduction to Section 3
●	The total 2020 annual incentive award payment amounted to US$27m (2019: US$24m), with 656 (2019: 558) eligible employees participating
●	The incentive is based on an average individual performance rating of 3.8 (2019: 3.6) out of a maximum of 5.0 against performance measures set at the beginning of the year

Policy application

●	Incentive bonus parameters and targets are agreed and approved at the beginning of each cycle
●	Bonus parameter performance achievement is peer reviewed internally and by independent external advisers prior to approval and payment
●	There is calibration between individual performance ratings and Group or Company performance as applicable
●	Regional incentives are aligned with operation and regional performance achievements
●	Adjustments were made to 2020 outcomes as described in the introduction to Section 3
●	Operational objectives form the basis of the regional objectives and subsequently feed into Group objectives
●	Actual performance achievement is confirmed by the Group’s external auditors
●	Performance calculations are formulaic, however, RemCo does have the discretion to adjust the outcome deemed appropriate

Against the backdrop of a strong performance in 2020, and by assessing the results of the Group against our annual objectives, RemCo and the Board believed that the outcome of two of our operations was unfair. South Deep in South Africa and Cerro Corona in Peru were impacted by government-mandated shutdowns, and therefore fell short of their production targets. Both operations are located in countries which were heavily impacted by the pandemic, and with vulnerable populations in close proximity to the mines. RemCo considered:

●	South Deep’s continued multi-year improvement process, and its focus on and achievement of positive cash-flow
●	The fairness and equity aspect of having continually paid our hourly workforce throughout the shutdown periods
●	The operations’ outstanding results in maintaining the safety of our people and communities
●	South Deep’s ability to maintain underground development rates above that required for long-term development of the mine

Consequently, RemCo modified the evaluation system for both South Deep and Cerro Corona by eliminating the quarters which were heavily impacted by the mandated shutdowns from the calculation of their performance. South Deep and Cerro Corona represent 20% of the Company’s annual production. The resultant performance achievement for the Group was assessed by using the actual production-weighted average of each regional outcome on a gold-equivalent basis. This resulted in the Group outcome of 95% for STIP purposes.

As a reasonableness check RemCo also noted the following resultant outcomes:

AFR-42

Gold Fields Annual Financial Report including Governance Report	2020

Comparable regional outcomes for 2020

Percentage achievement of target

Americas	79%

South Deep	86%

West Africa	94%

Australia	102%

Comparable prior year Group results

Percentage achievement of target

2016	198%

2017	130%

2018	71%

2019	92%

2020	95%

The remaining 80% of the Company performance was not adjusted in any way.

No changes were made to any components of the LTIPs because of the pandemic.

Average exchange rates of US$1: R16.38 (2019: R14.46) and A$1: R11.29 (2019: R10.05) were applied for calculation purposes in this section.

Group objectives

For the year ended 31 December 2020, the Group performance was 95%, with targets and achievements below:

Region	2020 production in koz	Weight			Achievement	Weighted achievement

West Africa	862	36%	}	80%	94%	35%
Australia	1,016	44%			102%	44%

Americas	228	10%			79%[1]	8%

South Deep	226	10%			86%[2]	8%

Group	2,334	100%				95%[3]

[1]

Modified the evaluation system for Cerro Corona by eliminating the quarters which were heavily impacted by the mandated shutdowns from the calculation of their performance. Cerro Corona represents 10% of the Company’s annual production

[2]

Modified the evaluation system for South Deep by eliminating the quarters which were heavily impacted by the mandated shutdowns from the calculation of their performance. South Deep represents 10% of the Company’s annual production

[3]

The resultant performance achievement for the Group was assessed by using the actual rounded production-weighted average of each regional outcome on a gold-equivalent basis. This resulted in the Group outcome of 95% for STIP purposes

The unadjusted achievement levels against the original targets for 2020 approved prior to the onset of Covid-19 is below.

Objectives 2020	Weight	Target	Achieved

Safety

● Safety Engagement Rate (SER)	5%	5.74	4.89

● Increase in near-miss reporting	5%	448	475

● Timely close-out of corrective actions on serious potential incidents	5%	95%	98%

● Reduction in serious injuries	5%	11	13

Gold (equivalent) production - (koz)	20%	2,369	2,334

AIC (US$/oz)[1]	40%	1,058	1,081

Development and waste

● Development at South Deep (metres)	4%	3,992	4,005

● De-stress at South Deep (metres)	4%	44,377	35,545

● Open-pit waste mined (ktonnes)	6%	128,607	128,288

● Underground development (metres)	6%	40,396	41,047

[1]

Every year-end, AIC is adjusted for STIP purposes by measuring in local currency and converting to US Dollar at budgeted exchange rate, excluding worker’s participation at Cerro Corona, and calculating the related royalty charge based on budgeted gold prices

AFR-43

Gold Fields Annual Financial Report including Governance Report	2020

REMUNERATION REPORT continued

CEO 2020 BSC

Weight	Objective	Target	Results	Overall rating 3.9

Financial
20%	Reduce debt to improve TSR, reduce risk and create financial flexibility	Target ● Gross cash-flow generation: US$420m ● Reduce net debt by US$300m Stretch target ● Gross cash-flow generation: US$560m ● Reduce net debt by US$400m	Achieved stretch target ● Cash-flow generation amounted to US$518m ● Net debt reduced by US$578m	4
10%	Improve rate of return on capital deployed	Target ● 15% return on capital deployed at US$1,300 and A$1,850 gold price per project that require Exco and Board approval Stretch target ● 20% return on capital deployed at US$1,300 and A$1,850 gold price per project that require Exco approval	Achieved stretch target ● 92% of capital spent as per plan (actual spend of US$509m against planned US$536m) ● Invincible South: 23% return on capital ● Hamlet North: 42% return on capital ● Damang: 77% return on capital	4

Internal business processes
20%	Continued improvement in South Deep’s mining performance	Target ● Development (m/rig/month): 41.2m/rig ● De-stress (m/rig/month): 49.5m/rig ● LHS (t/rig/month): 9,755t/rig ● m³ placed backfill (cubes placed/ month): 16,500m3 ● To achieve total tonnes broken 865,092t, and gold broken 5,757kg ● 90% compliance to schedule Stretch target ● Development (m/rig/month): 47.2m/rig ● De-stress (m/rig/month): 55.3m/rig ● LHS (t/rig/month): 10,976t/rig ● m³ placed backfill (cubes placed/ month): 25,600m3 ● To achieve total tonnes broken 1,049,616t, and gold broken 7,000kg ● 95% compliance to schedule	Achieved between target and stretch target ● Achieved 62m development per rig per month – exceeded stretch target ● Achieved 64m de-stress per rig per month – exceeded stretch target ● LHS final figure amounted to 12,968 average tonnes for the year ● Achieved 26,902m3 backfill - exceeded stretch target ● Broken total 1,221,357t - exceeded stretch target ● Broken 7,161kg gold – achieved between target and stretch target ● 90% compliance to schedule - achieved target	3.5

Organisational capacity
10%	Improve portfolio management	Target ● Funding recommendations motivated to Board, along with execution strategy Stretch target ● Clear growth plan for the West African and Australian regions, as well as Peru, including recommendations for all key internal and external opportunities approved by the Board	Achieved between target and stretch target ● West Africa: Internal growth opportunities completed and supported by Exco after presentation of strategic plan. Regional growth strategy completed (4 rating) ● Americas: Completed 2031 life-of-mine conceptual studies, potential better NPV than current life-of-mine 2030 (3 rating) ● Australia: Delivered both Agnew and Granny Smith strategic projects close to stretch targets on schedule and inclusion in both approved strategic plans and 2021 business plans (5 rating for Mineral Reserve replacement)	3.8
10%	Improve quality of the Americas portfolio - advance Salares Norte project	Target ● Recommendation and execution of Salares Norte funding options Stretch target ● Funding recommendations motivated to Board, along with execution strategy	Exceeded stretch target ● Achieved full Board approval ● Completed US$250m capital raise, priced at a 3% discount to previous close and compared with South African accelerated book build average discount of 5% - 6%	5
10%	Improve business processes, operational efficiencies and productivity by implementing innovation and technology initiatives	Target ● 80% of Horizon 1 2020 business plan programme completed Stretch target ● 90% of Horizon 1 technology programmes delivered according to 2020 business plan, and define Horizon 2 programmes and complete detailed planning	Achieved between target and stretch target ● Achieved 93% progress overall on innovation and technology programmes: ● South Deep: 80% complete, with US$5.1m spent. Great progress made despite difficult circumstances brought on by Covid-19 ● West Africa: 93% complete, with US$2.3m spent ● Australia: 92% complete, with US$3.9m spent ● Americas: 93% complete on plan, with US$2.8m spent ● Horizon 2 programmes completed with detailed planning	3.5

AFR-44

Gold Fields Annual Financial Report including Governance Report	2020

CEO 2020 BSC continued

Weight	Objective	Target	Results	Overall rating 3.9

Organisational capacity continued
10%	Continued improvement at South Deep	Target ● 84% of roles on D and E-band level are filled with capable employees Stretch target ● 88% of roles on D and E-band levels are filled with capable employees	Effectively achieved stretch target ● Currently 87% of employees on D-band and above are regarded as capable, as rated by both the talent management and BSC processes	4
10%	Living the Gold Fields values	Target ● Average rating of 3.0 on values 360° assessment Stretch target ● Average rating of 4.0 or above on values 360° assessment	Achieved stretch target ● Achieved a score of 4.0 on values 360° assessment	4

CFO 2020 BSC

Weight	Objective	Target	Results	Overall rating 4.1

Financial
25%	Sustainable funding plan for Salares Norte	Target ● Funding recommendations motivated to the Board, along with execution strategy Stretch target ● Full funding of Salares Norte executed to align with development decision	Exceeded stretch target ● Board approval fully supported US$250m capital raise, which was completed on 13 February. Offer was priced at a 3% discount in comparison with previous close	5
25%	Refinance the Australian A$500m revolving credit facility (RCF)	Target ● Issue as a market-related spread with reference to our credit rating and sector Stretch target ● Issue at better than market-related spread with reference to our credit rating and sector	Achieved target ● Completed refinancing at 2.20% over the Bank Bill Swap Bid Rate (BBSY) compared with 2.25% over BBSY on the existing loan	3
20%	Reduce net debt	Target ● Gross cash-flow generation: US$420m ● Reduce net debt by US$300m at US$1,500/oz (A$2,150/oz) Stretch target ● Gross cash-flow generation: US$560m ● Reduce net debt by US$400m at US$1,500/oz (A$2,150/oz)	Achieved between target and stretch target overall ● Net cash-flow before dividends and loan repayments for the year amounted to US$630.7m at an average realised price of US$1,582/oz (after taking into account the impact of hedges). At the target gold price of US$1,500/oz, this amounts to US$518.0m – a difference of US$112.7m ● Net debt (excluding leases) amounted to US$640.1m at 31 December 2020, resulting in a decrease of US$690.7m from the balance of US$1,330.8m at 31 December 2019.	3.5
20%	Increase dividend payments	Target ● Dividend payments of US$120m at US$1,500/oz (A$2,150/oz) Stretch target ● Dividend payments of US$160m at US$1,500/oz (A$2,150/oz)	Exceeded stretch target ● In 2020, Gold Fields declared and paid an interim dividend of 160 South African cents, with a final dividend declared and paid in March 2021 of 320 South African cents – a 30% pay out ● In total, Gold Fields’ 2020 dividends declared amounted to 480 South African cents, compared with the 160 South African cents declared in 2019	5
Organisational capacity
10%	Live the Gold Fields Values	Target ● Average rating of 3.0 on values 360° assessment Stretch target ● Average rating of 4.0 or above on values 360° assessment	Achieved stretch target ● Achieved a score of 4.0 on values 360° assessment	4

AFR-45

Gold Fields Annual Financial Report including Governance Report	2020

REMUNERATION REPORT continued

In line with their BSC performance, RemCo awarded the CEO and CFO bonuses equal to 75.2% and 71.9% of their annual GRP, respectively. The following chart shows the historical performance outcomes for the CEO and CFO over a five-year period through the percentage of GRP paid as bonus.

CEO AND CFO FIVE-YEAR BONUS PAYOUT HISTORY AS A PERCENTAGE OF GRP

Performance rating	Label	Descriptor
5.0	Exceptional performer	Exceptional performer - far exceeded expectations by making a unique business contribution
4.5	Top performer	Top performer - consistently exceeds expectations in all areas
4.0	High performer	High performer - high standard achieved with expectations notably exceeded in some areas
3.5	Great performer	Great performer - consistently meets expectations with some great achievements
3.0	Good performer	Good performer - meets expectations
2.5	Moderate performer	Moderate performer - achieved most objectives set but not all
2.0	Low performer	Low performer - meets a few of the objectives set
1.0	Non-performer	Non-performer - did not achieve objectives set

LONG-TERM INCENTIVES

The Group currently has the following LTIP in place:

●	Equity-settled Share Plan awards for executives governed by Gold Fields’ Share Plan (amended), details of which are provided in notes to the Annual Financial Statements (AFS)
●	The cash-settled plans for all other eligible LTI participants in the regions and corporate offices

In addition, the Minimum Shareholding Requirement (MSR) Policy applies to shares held by executives.

Performance share awards

Performance conditions

Awards made in terms of the Share Plan were subject to the following performance conditions:

Absolute and relative TSR

This has a 66% weighting broken down as below and measured over the three-year measurement period.

Absolute TSR – 33% of the initial award value will vest on the following

Target	TSR performance	TSR factor
Below target	0%	N/A
Target	Average US Dollar cost of equity as measured over a three-year period and independently assessed	100%
Stretch	Target +6% per annum	200%
Above stretch	Capped at 200%	200%

Relative TSR – 33% of the initial award value will vest on the following basis:

Target	TSR performance	TSR factor
Below target	0%	N/A
Target	Median of the peer group	100%
Stretch	Upper quartile of the peer group	200%
Above stretch	Capped at 200%	200%

AFR-46

Gold Fields Annual Financial Report including Governance Report	2020

Free cash-flow margin

This has a 34% weighting and targets an average FCF margin of 15% with an average FCF margin of 20% for stretch for the three-year measurement period, calculated at a gold price of US$1,300/oz. The FCF margin is expressed as a percentage and defined as revenue less: AIC, excluding share-based payments and LTIP charges (AIC, subject to any add-backs on exploration and projects), the realised portion of revenue hedges, taxation paid and LTIP payments divided by revenue (greenfields exploration, acquisitions, projects, dividends and debt service costs are excluded).

The use of a constant gold price benchmark over the period allows us to measure those elements within our control only, since gold price is outside of our control.

Target	FCF margin performance	FCF margin factor
Threshold	Average FCF margin over the performance period of 5% at a gold price of US$1,300/oz - margin to be adjusted relative to actual gold price for the performance period	0%
Target	Average FCF margin over the performance period of 15% at a gold price of US$1,300/oz - margin to be adjusted relative to actual gold price for the performance period	100%
Stretch	Average FCF margin over the performance period of 20% at a gold price of US$1,300/oz - margin to be adjusted relative to actual gold price for the performance period	200%

In terms of the provisions of the Share Plan, eligible employees were awarded performance shares on 1 March of each year, which vest in mid-February three years later. The performance of these awards since 2018 is illustrated in the following tables.

2018 performance share award

Performance period: 1 January 2018 to 31 December 2020

Vesting date: 19 February 2021

Relative TSR - 33%		Absolute TSR - 33%		FCF margin - 34%
Achieved	Vesting	Achieved	Vesting	Achieved	Vesting

200%	66%	200%	66%	21.2%	200%

Overall achievement: 200%

Executive	Number of shares awarded	US$m value on award date	Estimated US$m fair value at year-end

NJ Holland	380,207	1.33	7.01

PA Schmidt	278,594	0.98	5.14

A Baku	305,617	1.07	5.63

R Butcher	98,523	0.35	1.82

S Mathews	161,520	0.57	2.98

L Rivera	196,218	0.69	3.62

TL Harmse	150,434	0.53	2.77

BJ Mattison	242,291	0.85	4.47

NA Chohan	149,513	0.52	2.76

A Nagaser	102,633	0.36	1.89

M Preece	75,153	0.26	1.39

R Bardien	81,760	0.29	1.51

	2,222,463	7.79	40.98

The 2018 performance share award vested at 200% of initial award as detailed above, and the share price appreciation over the three-year period was more than threefold from an award price of R46.28.

AFR-47

Gold Fields Annual Financial Report including Governance Report	2020

REMUNERATION REPORT continued

2019 performance share award

Performance period: 1 January 2019 to 31 December 2021

Vesting date: 15 February 2022

Executive	Title	Number of shares awarded	US$m value on award date	US$m fair value at year-end

NJ Holland	CEO	163,966	0.65	2.75

PA Schmidt	CFO	238,268	0.95	4.00

A Baku	EVP: West Africa	275,653	1.09	4.63

R Butcher	EVP: Technical	81,368	0.32	1.37

S Mathews	EVP: Australasia	109,577	0.43	1.84

L Rivera	EVP: Americas	176,981	0.70	2.97

TL Harmse	EVP: Group Head of Legal and Compliance	127,171	0.50	2.13

BJ Mattison	EVP: Strategy, Planning and Group Development	155,412	0.62	2.61

NA Chohan	EVP: Sustainable Development	126,392	0.50	2.12

A Nagaser	EVP: Investor Relations and Group Affairs	57,841	0.23	0.97

M Preece	EVP: South Africa	60,276	0.24	1.01

R Bardien	EVP: People and Organisational Effectiveness	69,117	0.27	1.16

		1,642,022	6.52	27.55

2020 performance share award

Performance period: 1 January 2020 to 31 December 2022

Vesting date: 15 February 2023

Executive	Title	Number of shares awarded	US$m value on award date	Estimated US$m fair value at year-end

NJ Holland	CEO	282,734	1.81	4.95

PA Schmidt	CFO	182,429	1.17	3.2

A Baku	EVP: West Africa	106,176	0.68	1.86

R Butcher	EVP: Technical	46,937	0.3	0.82

S Mathews	EVP: Australasia	90,471	0.58	1.58

L Rivera	EVP: Americas	102,253	0.65	1.79

TL Harmse	EVP: Group Head of Legal and Compliance	72,926	0.47	1.28

BJ Mattison	EVP: Strategy, Planning and Group Development	89,250	0.57	1.56

NA Chohan	EVP: Sustainable Development	72,478	0.46	1.27

A Nagaser	EVP: Investor Relations and Group Affairs	53,222	0.34	0.93

M Preece	EVP: South Africa	69,130	0.44	1.21

R Bardien	EVP: People and Organisational Effectiveness	63,597	0.41	1.11

		1,231,603	7.88	21.58

AFR-48

Gold Fields Annual Financial Report including Governance Report	2020

Cash-settled long-term incentive plan

The Group executives do not participate in the cash-settled LTIP. The 2018 cash-settled LTIP is a three-year performance plan intended to provide alignment between employee’s performance and Group strategy. Each performance cycle starts on 1 January of the first year and ends on 31 December of the third year. Participants include employees from level DL to EU, and regional Exco members participate 70% in the cash plan and 30% in the Share Plan. The cash plan has approximately 608 participants.

Minimum shareholding requirement

As explained on p37 of this report, executives are encouraged to hold shares in Gold Fields in accordance with the MSR Policy. The MSR achievement in the table below is for the period up to 31 December 2020. Subsequent to this, the CEO increased his personal shareholding further through a share vesting in December 2020. The CEO is required to hold two times his annual salary in terms of the policy. The achievement level of 1,026% above means that, at end-2020, Nick Holland held shares valued at more than 10 times his annual target salary, in tranches valued at R45.15/share (in 2017), R57.38/share (in 2019) and R104.76/share (in 2020).

Some executives pledged restricted shares towards their MSR commitments by December 2020, which were actioned in February 2021 after the lifting of the closed period from 1 January 2021 to 17 February 2021.

During 2018, the Company entered a self-imposed special closed period for executive management to, inter alia, trade in shares, which slowed down the rate of achievement of the MSR Policy targets for some individuals. Furthermore, this closed period resulted in an extension in the MSR holding target date by an equivalent period of one year unless the executive reached their target level prior to the end of the holding period inclusive of the additional year.

Executives may elect to defer certain cash or equity awards to increase their MSR holdings. Any contribution purchased using post-tax income is grossed-up for taxes at the top prevailing marginal rate of individual tax when determining the contribution. Also refer to the share ownership table on p19 for full share ownership details. The number of shares subject to tax gross-up for the following executives are presented in the following table:

Name and title	Actual holdings (number of shares)[1]	MSR achievement	Holding period end date

NJ Holland, CEO[2]	3,896,003	1,026%	31 December 2020

PA Schmidt, CFO	204,248	107%	17 May 2021

M Preece, EVP: South Africa	216,032	230%	14 May 2023

A Nagaser, EVP: Investor Relations and Group Affairs	141,716	357%	17 May 2022

NA Chohan, EVP: Sustainable Development	192,529	190%	17 May 2022

TL Harmse, EVP: Group Head of Legal and Compliance	50,000	95%	17 May 2022

BJ Mattison, EVP: Strategy, Planning and Group Development	106,518	109%	17 May 2022

R Bardien, EVP: People and Organisational Effectiveness	14,532	45%	31 January 2024

A Baku, EVP: West Africa	53,872	22%	17 May 2022

R Butcher, EVP: Technical	41,287	83%	17 May 2022

L Rivera, EVP: Americas	—	—%	31 October 2022

S Mathews, EVP: Australasia	21,698	47%	31 January 2023

[1]	2020 committed shares included for all executives for indicative purposes, with personal holdings grossed-up for tax
[2]

NJ Holland completed his holding period on 31 December 2020 in line with the provisions of the Executive MSR policy. His holdings above includes restricted shares (916,090) and matching shares (244,574) that vested and settled to him effective 31 December 2020 at a total value of U$10,759,355 at a vwap of U$9.27 per share as at 31 December 2020

Executive directors’ and prescribed officers’ remuneration

The table of remuneration for executive directors and prescribed officers based on the total single-figure remuneration prescribed by King IV is included in this section. King IV requires the disclosure of a total single figure of remuneration, received and receivable for the reporting period that ties remuneration to the performance for the period.

The definitions used in the adoption of these remuneration reporting requirements under King IV follow. These should assist in a clearer understanding of the values and related terminology used in the table of remuneration.

In respect of the LTIPs, remuneration is reflected when performance conditions were met during the reporting period. If the only remaining vesting condition is continued employment, the remuneration is reflected in the period when all other performance conditions have been met. Remuneration included may not have legally transferred to the individual, and the individual may not yet have the unconditional right to enjoy the benefits thereof.

In line with King IV remuneration reporting guidelines, remuneration related to performance in the 2020 measurement period and the 2020 financial reporting year is disclosed in table on the next page. Other measurement and reporting period remuneration, cash flow and vesting restrictions may be found in the table Unvested Award and Cash Flow on Settlement on p50-53; Note 40 to Annual Financial Statements and other sections in this Remuneration Report.

AFR-49

Gold Fields Annual Financial Report including Governance Report	2020

REMUNERATION REPORT continued

Remuneration for executive directors and prescribed officers - all figures US$’000

				Pension
				fund
Name	Status		Salary[1]	contribution

N Holland	Executive director	2020	1,174.2	21.7

		2019	1,226.8	24.2

P Schmidt	Executive director	2020	574.3	42.6

		2019	608.3	46.1

L Rivera[6]	Prescribed officer	2020	708.6	130.4

		2019	553.5	58.5

A Baku[7]	Prescribed officer	2020	859.3	197.7

		2019	839.7	193.1

R Butcher	Prescribed officer	2020	382.8	38.3

		2019	363.4	36.3

N Chohan	Prescribed officer	2020	318.7	27.0

		2019	352.8	24.2

B Mattison[8]	Prescribed officer	2020	416.8	22.2

		2019	441.4	24.2

T Harmse[9]	Prescribed officer	2020	327.5	23.1

		2019	354.3	25.1

A Nagaser	Prescribed officer	2020	229.5	23.8

		2019	234.2	24.6

S Mathews[10]	Prescribed officer	2020	493.6	56.9

		2019	472.1	54.5

M Preece[11]	Prescribed officer	2020	475.4	23.2

		2019	514.3	25.1

R Bardien[12]	Prescribed officer	2020	279.0	23.6

		2019	285.0	24.2

Exchange rates used: US$1 = R16.38 (FY2019) and US$1 = R14.46 ( FY2019). No termination payments in the year

[1]	N Holland, P Schmidt and B Mattison have contracts in ZAR and US$. The 2020 US$ contract amounts included above are: N Holland US$424,550 P Schmidt US$129,600 and B Mattison US$92,100

The 2019 US$ amounts included in the 2019 reporting were: N Holland US$416,670, P Schmidt US$127,190 and B Mattison US$90,370

[2]	The annual bonus accruals for the year ended 31 December 2019 were paid in February/March 2020. The annual bonus accruals for the year ended 31 December 2020 were paid in February/ March 2021
[3]

The values of the 2018 Performance Shares with a performance period ending 31 December 2020 is reflected in the 2020 figures. The value of the 2017 performance shares with a performance period ending 31 December 2019 is reflected in the 2019 figures. Values reported are as at 31 December 2020, calculated using forecasted 192% vesting and vwap of US$9.27. Actual inputs calculated as at vesting date 15 February 2021 were 200% vesting and vwap of US$7.67

[4]

The cash equivalent value of matching shares awarded in 2020 under the terms of MSR Policy are reflected in 2020, and 2019 includes awards due in 2018 but made in 2019 due to a self-imposed special closed period

[5]	Other includes business-related expense reimbursements and incidental payments unless otherwise stated; For NJ Holland – other includes long-service award of US$2,800 for 30 years’ service
[6]	L Rivera – other payments include advance payment of portion of estimated Utilidades for 2019 and 2020. Benefit includes use of a company-owned vehicle
[7]

A Baku – other payments for 2019 relate to leave encashment for 2019 and approved profit share bonus, leave encashment and leave travel allowance for 2020. Benefit includes use of a company-owned vehicle

[8]	B Mattison – other payments for 2020 relate to business-related expense reimbursements
[9]	T Harmse – other payments for 2020 relate to an approved bonus for handover to newly appointed Company Secretary, for her role as acting Company Secretary
[10]

S Mathews – other payments for 2019 and 2020 relate to bonus payment for most improved and best operation bonus scheme. May avail of company-provided local transportation at operations, on non-exclusive basis

[11]	M Preece may avail of company-provided local transportation at operations, on non-exclusive basis
[12]

R Bardien – Elected prior to the determination of the annual performance bonus for 2019 and 2020, in line with the rules of the MSR Policy, to defer 40% of her 2019 cash bonus (US$77,955) and 2020 cash bonus (US$78,398) into Restricted Shares. Prior to such election her full calculated annual performance bonus for 2019 was US$194,888 and for 2020, US$195,995

AFR-50

Gold Fields Annual Financial Report including Governance Report	2020

		Matching		Total single
Cash	LTIP	shares		figure of
incentives[2]	reflected[3]	reflected[4]	Other[5]	remuneration

904.3	6,767,1	–	3.1	8,870.3

913.4	4,411.0	–	0.1	6,575.6

446.6	4,958.5	–	1.7	6,023.8

499.4	2,131.4	–	1.9	3,287.2

–	3,492.4	–	389.4	4,720.8

142.6	800.8	–	241.8	1,797.2

564.1	5,439.5	–	184.3	7,244.8

533.3	2,753.9	43.5	103.8	4,467.3

235.4	1,753.6	102.9	–	2,513.0

218.0	1,172.8	–	–	1,790.6

227.4	2,661.1	23.4	1.8	3,259.3

242.0	845.2	53.6	1.6	1,519.4

281.1	4,312.4	54.1	0.05	5,086.7

298.6	1,390.4	31.4	–	2,186.1

224.7	2,677.5	108.3	53.0	3,414.2

243.5	1,133.9	12.8	5.4	1,775.0

158.1	1,826.7	26.0	0.4	2,264.4

160.1	580.2	58.5	1.9	1,059.4

333.6	2,874.8	–	25.1	3,784.1

311.6	1,281.8	–	7.3	2,127.3

302.6	81.7	222.8	2.9	1,108.6

271.8	44.1	136.1	–	991.4

117.6	88.8	39.3	–	548.4

116.9	–	–	–	426.2

AFR-51

Gold Fields Annual Financial Report including Governance Report	2020

REMUNERATION REPORT continued

Unvested award and cash-flow on settlement

Executive	Opening number	Granted/	Forfeited/lapsed	Vested	Closing	Cash value on
	of awards	enhanced	during 2019	during 2019	number on	settlement during
	on 1 January	vesting during			31 Dec 2019	2019 US$
	2019	2019

NJ Holland
2016 Performance shares PS9	272,735	19,091	–	291,826	–	1,143,209
2017 Performance shares PS10	370,042	–	–	–	370,042	–
2017 MSR Matching Shares	244,574	–	–	–	244,574	–
2018 Performance Shares PS11	–	380,207	–	–	380,207	–
2019 Performance Shares PS12	–	163,966	–	–	163,966	–
2020 Performance Shares PS13	–	–	–	–	–	–
TOTAL						1,143,209

PA Schmidt
2016 Performance shares PS9	171,619	12,013	–	183,632	–	719,366
2017 Performance shares PS10	178,808	–	–	–	178,808	–
2017 MSR Matching Shares	40,850	–	–	–	40,850	–
2018 Performance Shares PS11	–	278,594	–	–	278,594	–
2018 MSR Matching Shares	–	24,285	–	–	24,285	–
2019 Performance Shares PS12	–	238,268	–	–	238,268	–
2020 Performance Shares PS13	–	–	–	–	–	–
TOTAL						719,366

L Rivera
2017 Performance shares PS10	67,182	–	–	–	67,182	–
2018 Performance Shares PS11	–	196,218	–	–	196,218	–
2019 Performance Shares PS12	–	176,981	–	–	176,981	–
2020 Performance Shares PS13	–	–	–	–	–	–
TOTAL						–

A Baku
2016 Performance shares PS9	165,123	11,558	–	176,681	–	692,136
2017 Performance shares PS10	156,967	–	–	–	156,967	–
2017 Restricted Share PS10 –	133,311	–	–	–	133,311	–
Damang					13,468	–
2017 MSR Matching Shares	13,468	–	–	–
2018 Performance Shares PS11	–	305,617	–	–	305,617	–
2018 MSR Matching Shares	–	4,489	–	–	4,489	–
2019 Performance Shares PS12	–	275,653	–	–	275,653	–
2020 Performance Shares PS13	–	–	–	–	–	–
TOTAL						692,136

NA Chohan
2016 Performance shares PS9	66,035	4,622	–	70,657	–	276,794
2017 Performance shares PS10	70,907	–	–	–	70,907	–
2017 MSR Matching Shares	14,008	–	–	–	14,008	–
2018 Performance Shares PS11	–	149,513	–	–	149,513	–
2018 MSR Matching Shares*	–	10,770	–	–	10,770	–
2019 Performance Shares PS12	–	126,392	–	–	126,392	–
2019 MSR Matching Shares*	–	4,000	–	–	4,000	–
2020 MSR Matching Shares	–	–	–	–	–	–
2020 Performance Shares PS13	–	–	–	–	–	–
TOTAL						276,794

A Nagaser
2016 Performance shares PS9	33,136	2,319	–	35,455	–	138,893
2017 Performance shares PS10	48,673	–	–	–	48,673	–
2018 Performance Shares PS11	–	102,633	–	–	102,633	–
2018 MSR Matching Shares*	–	3,722	–	–	3,722	–
2019 Performance Shares PS12	–	57,841	–	–	57,841	–
2019 Matching Shares	–	11,818	–	–	11,818	–
2020 Matching Shares	–	–	–	–	–	–
2020 Performance Shares PS13	–	–	–	–	–	–
TOTAL						138,893

T Harmse[1]
2016 Performance shares PS9	88,048	6,163	–	94,211	–	369,065
2017 Performance shares PS10	95,126	–	–	–	95,126	–
2017 MSR Matching Shares	2,592	–	2,592	–	–	–
2018 Performance Shares PS11	–	150,434	–	–	150,434	–
2019 Performance Shares PS12	–	127,171	–	–	127,171	–
2019 MSR Matching Shares	–	3,333	–	–	3,333	–
2020 MSR Matching Shares	–	–	–	–	–	–
2020 Performance Shares PS13	–	–	–	–	–
TOTAL						369,065

AFR-52

Gold Fields Annual Financial Report including Governance Report	2020

Closing	Granted/	Fair value at	Forfeited/lapsed	Vested	Closing	Cash value on	Closing
estimated fair	enhanced	grant date	during 2020	during 2020	number on	settlement	estimated fair
value at 31 Dec	vesting during	US$			31 Dec 2020	during 2020	value at 31 Dec
2019 US$	2020					US$	2020 US$

–	–	–	–	–	–	–	–
4,016,369	296,034	1,697,289	–	666,076	–	3,818,897	–
1,474,757	–	–	–	244,574	–	2,267,201	–
3,851,585	–	–	–	–	380,207	–	6,729,846
1,562,144	–	–	–	–	163,966	–	2,856,929
–	282,734	1,808,200	–	–	282,734	–	4,092,244
10,904,855						6,086,098	13,679,019

–	–	–	–	–	–	–	–
1,940,750	143,046	820,144	–	321,854	–	1,845,326	–
246,321	–		–	–	40,850	–	376,596
2,822,222	–	–	–	–	278,594	–	4,931,248
246,013	–	–	–	–	24,285	–	223,883
2,270,037	–	–	–	–	238,268	–	4,151,560
–	182,429	1,166,708	–	–	182,429	–	2,640,446
7,525,343						1,845,326	12,323,734

729,181	53,746	308,149	–	120,928	–	693,332	–
1,987,734	–	–	–	–	196,218	–	3,473,153
1,686,141	–	–	–	–	176,981	–	3,083,701
–	102,253	653,950	–	–	102,253	–	1,479,993
4,403,056						693,332	8,036,846

–	–	–	–	–	–	–	–
1,703,692	125,574	719,969	–	282,541	–	1,619,928	–
803,852	–	–	–	133,311	–	764,329	–
81,211	–	–	–	–	13,468	–	124,161
							5,409,568
3,095,971	–	–	–	–	305,617	–
45,475	–	–	–	–	4,489	–	41,384
2,626,213	106,176	–	–	–	275,653	–	4,802,953
–	–	679,039	–	–	106,176	–	1,536,773
8,356,414						2,384,256	11,914,840

–	–	–	–	–	–	–	–
769,612	56,726	325,234	–	127,633	–	731,774	–
84,467	–	–	–	–	14,008	–	129,140
1,514,601	–	–	–	–	149,513	–	2,646,452
109,103	–	–	–	–	10,770	–	99,289
1,204,167	–	–	–	–	126,392	–	2,202,243
38,061	–	–	–	–	4,000	–	36,876
–	2,878	18,406	–	–	2,878	–	26,532
–	72,478	463,527	–	–	72,478	–	1,049,034
3,720,011						731,774	6,189,566

–	–	–	–	–	–	–	–
528,288	38,938	223,248	–	87,611	–	502,311	–
1,039,696	–	–	–	–	102,633	–	1,816,653
37,705	–	–	–	–	3,722	–	34,313
551,065	–	–	–	–	57,841	–	1,007,816
112,450	–	–	–	–	11,818	–	108,950
–	3,200	20,465	–	–	3,200	–	29,501
–	53,222	340,377	–	–	53,222	–	770,326
2,269,204						502,311	3,767,560

–	–	–	–	–	–	–	–
1,032,480	76,101	436,319	–	171,227	–	981,717	–
–	–	–	–	–	–	–	–
1,523,931	–	–	–	–	150,434	–	2,662,754
1,211,589	–	–	–	–	127,171	–	2,215,816
31,714	–	–	–	–	3,333	–	30,727
–	13,333	85,270	–	–	13,333	–	122,917
–	72,926	466,392	–	–	72,926	–	1,055,519
3,799,715						981,717	6,087,732

AFR-53

Gold Fields Annual Financial Report including Governance Report	2020

REMUNERATION REPORT continued

Unvested award and cash-flow on settlement continued

Executive	Opening number	Granted/	Forfeited/lapsed	Vested	Closing	Cash value on
	of awards	enhanced	during 2019	during 2019	number on	settlement during
	on 1 January	vesting during			31 Dec 2019	2019 US$
	2019	2019

B Mattison
2016 Performance shares PS9	108,877	7,621	–	116,498	–	456,373
2017 Performance shares PS10	116,641	–	–	–	116,641	–
2017 MSR Matching Shares	14,368	–	–	–	14,368	–
2018 Performance Shares PS11	–	242,291	–	–	242,291	–
2018 MSR Matching Shares*	–	2,911	–	–	2,911	–
2019 Performance Shares PS12	–	155,412	–	–	155,412	–
2019 MSR Matching Shares	–	5,499	–	–	5,499	–
2020 MSR Matching Shares	–	–	–	–	–	–
2020 Performance Shares PS13	–	–	–	–	–	–
TOTAL						456,373

M Preece
2017 Performance shares PS10	53,462	–	–	–	53,462	–
2018 Performance Shares PS11	–	75,153	–	–	75,153	–
2019 Performance Shares PS12	–	60,276	–	–	60,276	–
2020 MSR Matching Shares	–	–	–	–	–	–
2020 Performance Shares PS13	–	–	–	–	–	–
TOTAL						–

R Butcher
2016 Performance shares PS9	23,964	1,677	–	25,641	23,964	100,447
2017 Performance shares PS10	98,389	–	–	–	98,389	–
2018 Performance Shares PS11	–	98,523	–	–	98,523	–
2019 Performance Shares PS12	–	81,368	–	–	81,368	–
2020 MSR Matching Shares	–	–	–	–	–	–
2020 Performance Shares PS13	–	–	–	–	–	–
TOTAL						100,447

S Mathews
2016 Performance shares PS9	72,802	5,096.00	–	77,898	72,802	305,160
2017 Performance shares PS10	107,533	–	–	–	107,533	–
2018 Performance Shares PS11	–	161,520	–	–	161,520	–
2019 Performance Shares PS12	–	109,577	–	–	109,577	–
2020 Performance Shares PS13	–	–	–	–	–	–
TOTAL						305,160

R Bardien
2018 Performance Shares PS11		81,760	–	–	81,760	–
2019 Performance Shares PS12		69,117	–	–	69,117	–
2020 MSR Matching Shares		–	–	–	–	–
2020 Performance Shares PS13		–	–	–	–	–
TOTAL						–

a.	The 2017 Performance Shares awarded on 1 March 2017, vesting on 1 March 2020 were valued at the share price noted below with an estimated and actual vesting 180% in 2019 and 2020

b.

The 2018 Performance Shares awarded on February 2019 (effective 1 March 2018), vesting in February 2021 were valued at the share price noted below with an estimated vesting in 2019 of 168% and in 2020 of 192%

c.	The 2018 Matching shares awarded in February 2019 (effective 1 March 2018) were valued at the share prices noted below with an estimated vesting of 100%

d.	The 2019 Performance Shares awarded effective 1 March 2019 vesting in February 2022 were valued at the share price noted below with an estimated vesting in 2019 of 158% and in 2020 of 189%

e.	The 2019 Matching shares awarded 1 March 2019 were valued at the share prices (fair value at grant for 2019 and 20day 2020 vwap in 2020) with an estimated vesting of 100%

f.	The 2020 Performance Shares awarded effective 1 March 2020 vesting in February 2023 were valued at the share price noted below with an estimated vesting of 157% in 2020

g.	The 2020 Matching shares awarded effective 1 March 2020 were valued at the share prices noted below with an estimated vesting of 100%

h.	The 20 day VWAP, for determining the value of the unvested awards as at 31 December 2019 is US$6.03

i.	The 20 day VWAP, for determining the value of the unvested awards as at 31 December 2020 is US$9.22

j.	Share prices used are based on the ADR share price

¹  T Harmse – matching shares initially awarded in line with MSR Policy were forfeited due to a personal share transaction and has been replaced in 2020

AFR-54

Gold Fields Annual Financial Report including Governance Report	2020

Closing	Granted/	Fair value at	Forfeited/lapsed	Vested	Closing	Cash value on	Closing
estimated fair	enhanced	grant date	during 2020	during 2020	number on	settlement	estimated fair
value at 31 Dec	vesting during	US$			31 Dec 2020	during 2020	value at 31 Dec
2019 US$	2020					US$	2020 US$

–	–	–	–	–	–	–	–
1,266,000	93,313	535,003	–	209,954	–	1,203,756	–
86,638	–	–	–	–	14,368	–	132,459
2,454,464	–	–	–	–	242,291	–	4,288,667
29,489	–	–	–	–	2,911	–	26,837
1,480,648	–	–	–	–	155,412	–	2,707,885
52,324	–	–	–	–	5,499	–	50,695
–	6,666	42,632	–	–	6,666	–	61,454
–	89,250	570,790	–	–	89,250	–	1,291,789
5,369,563						1,203,756	8,559,785

580,267	42,770	245,219	–	96,232	–	551,739	–
761,317	–	–	–	–	75,153	–	1,330,244
574,264	–	–	–	–	60,276	–	1,050,244
–	27,442	175,503	–	–	27,442	–	252,988
–	69,130	442,115	–	–	69,130	–	1,000,576
1,915,848						551,739	3,634,051

–	–	–	–	–	–	–	–
1,067,896	78,711	451,284	–	177,100	–	1,015,390	–
998,061	–	–	–	–	98,523	–	1,743,904
775,213	–	–	–	–	81,368	–	1,417,749
–	12,675	81,062	–	–	12,675	–	116,851
–	46,937	300,181	–	–	46,937	–	679,358
2,841,170						1,015,390	3,957,862

–	–	–	–	–	–	–	–
1,167,144	86,026	493,224	–	193,559	–	1,109,756	–
1,636,235	–	–	–	–	161,520	–	2,858,982
1,043,967	–	–	–	–	109,577	–	1,909,260
–	90,471	578,599	–	–	90,471	–	1,309,462
3,847,345						1,109,756	6,077,703

828,248	–	–	–	–	81,760	–	1,447,191
658,494		–	–	–	69,117	–	1,204,288
–	4,844	30,979	–	–	4,844	–	44,657
–	63,597	406,729	–	–	63,597	–	920,492
1,486,742						–	3,616,629

AFR-55

Gold Fields Annual Financial Report including Governance Report	2020

REMUNERATION REPORT continued

Non-binding advisory vote – Implementation Report

As set out in King IV, shareholders are required to cast a non-binding advisory vote on the Implementation Report at Gold Fields’ AGM on 6 May 2021.

Should there be a 25% or higher vote against the adoption of the above, we will embark upon a process of shareholder engagement to understand the drivers of the dissenting votes, and to discuss potential remedial measures.

Non-executive director fees

NEDs were paid the following committee and Board fees as approved by shareholders on 21 May 2019 for the period 1 January 2020 to 31 May 2020; and on the 22 August 2020 for the period 1 June 2020 to 31 December 2020.

					Subsidiary Board fees 2020
	Board fees 2020 compared with 2019 (US$’000)				compared with 2019 (US$’000)

					2020 fees for
				Total	subsidiary
	Directors’	Committee	2020 total	received for	Boards and	Total received
Name	fees	fees	Board fees	2019	committees	for 2019

Cheryl Carolus	194.92	–	194.92	215.77	–	–

Rick Menell	126.89	–	126.89	140.46	–	–

Yunus Suleman	63.35	64.31	127.66	136.48	–	–

Peter Bacchus	80.35	84.20	164.55	152.19	–	–

Steve Reid[1]	80.35	56.43	136.78	142.22	34.96	14.35

Terence Goodlace	63.35	44.15	107.50	106.64	–	–

Alhassan Andani[2]	80.35	42.01	122.36	125.30	69.68	70.02

Carmen Letton	80.35	67.99	148.35	130.88	–	–

Phuthi Mahanyele-Dabengwa	63.35	27.70	91.06	100.80	–	–

[1]

Steven Reid – director of subsidiary entities in Netherlands and Isle of Man. Annual fees of €12,000 and £16,645 (2019: US$14,351) – paid by Gold Fields Netherlands Services BV and Gold Fields Orogen Holding (BVI) Limited, respectively

[2]	Alhassan Andani – director of GF Ghana Ltd and Gold Fields Abosso Ltd. He received US$69,681 (2019: US$70,021) for duties performed on behalf of these entities

AFR-56

Gold Fields Annual Financial Report including Governance Report	2020

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF THE FINANCIAL STATEMENTS

The following management’s discussion and analysis of the financial statements should be read together with the Gold Fields consolidated financial statements, including the notes accompanying these financial statements.

OVERVIEW

Gold Fields is a significant producer of gold and a major holder of gold reserves and resources in South Africa, Ghana, Australia and Peru. In Peru, Gold Fields also produces copper. In addition, Gold Fields has completed a feasibility study on the Salares Norte deposit in Chile and the final notice to proceed (“FNTP”) was provided by the Board in February 2020 and construction commenced in April 2020. In Chile, Gold Fields will produce silver and gold. Gold Fields is primarily involved in underground and surface gold and surface copper mining and related activities, including exploration, extraction, processing and smelting.

In 2020, the South African, Ghanaian (including Asanko), Peruvian and Australian operations produced 10%, 37%, 9% and 44% of its total gold production, respectively.

Gold Fields’ economic interest in the South Deep mine in South Africa is 96.43%. Gold Fields also owns a 100% of the St Ives, Agnew, Granny Smith mines and 50% of the Gruyere gold mine in Australia, 90.0% of the Tarkwa and Damang mines in Ghana and 45% of the Asanko mine in Ghana. Gold Fields also owns 99.5% of the Cerro Corona mine in Peru.

Salares Norte project

The Environmental Impact Assessment for the project was approved on 18 December 2019 and the final notice to proceed (“FNTP”) was provided by the Board and construction commenced in 2020.

Construction activities at Salares Norte were relatively unaffected by the Covid-19 pandemic during 2020 and the project remained largely on schedule. US$151 million was spent on Salares Norte in 2020, including district exploration of US$30 million, initial capex of US$97 million and prepayments accounting for the majority of the balance. At the end of December 2020, engineering progress was 97% complete, ahead of the planned 90%.

At 31 December 2020, construction progress stood at 16% versus plan of 10%, contributing towards total project progress of 27% coming in slightly ahead of plan of 24%. Camp phase I construction was completed during Q3 2020 while phase II construction was three months ahead of schedule at year-end. The mass earthworks contract was awarded at the end of May, with the contractor commencing activities on 21 September and completing the diversion channel earthworks and precast installation by year-end. The mining contractor completed mobilisation and began pioneering works on 1 October, as planned. Pre stripping of the pit and construction of the processing plant commenced during January 2021, in line with the project’s construction schedule.

At the end of December 2020, 87% of the project estimate at completion (“EAC”) budget (excluding remaining contingency) had a fixed and firm price (excluding inflation factors) through contracts and purchase orders awarded, significantly reducing the risk of price differences.

Salares Norte controls 84,000ha of mineral rights in the Salares Norte district and has carried out extensive district-wide exploration within a 20km radius of the plant site. During 2020, a total of 17,504 district exploration metres were drilled, focusing on the Horizonte Project, while more work was also done on step-out potential at Agua Amarga North and Brecha West targets near the Salares Norte project.

Placing of ordinary shares

On 12 February 2020, Gold Fields successfully completed the placing of 41,431,635 new ordinary, no par value shares with existing and new institutional investors at a price of R90.20 per share. Gross proceeds of approximately R3.7 billion (US$249 million) were raised through the placing. The net proceeds from the placing will be used to continue pre-development work and commence construction of the Salares Norte project.

Reserves

As of 31 December 2020, Gold Fields reported attributable proved and probable gold and copper reserves of approximately 50 million ounces of gold and 563 million pounds of copper, as compared to the 49 million ounces of gold and 616 million pounds of copper reported as of 31 December 2019.

AFR-57

Gold Fields Annual Financial Report including Governance Report	2020

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF THE FINANCIAL STATEMENTS continued

Gold production

	2020		2019		2018

Figures in thousands unless otherwise stated	Gold produced – oz Managed	Gold produced – oz Attributable	Gold produced – oz Managed	Gold produced – oz Attributable	Gold produced – oz Managed	Gold produced – oz Attributable

South Deep	226.9	226.9	222.1	222.1	157.1	157.1

South Africa region	226.9	226.9	222.1	222.1	157.1	157.1

Tarkwa	526.3	473.7	519.1	467.2	524.9	472.4

Damang	223.0	200.7	208.4	187.6	180.8	162.7

Asanko – 45%	112.5	112.5	113.0	113.0	44.5	44.5

Ghanaian region (including Asanko)	861.7	786.9	840.5	767.8	750.2	679.6

Ghanaian region (excluding Asanko)	749.3	674.4	727.5	654.8	705.7	635.1

Cerro Corona	207.1	206.1	292.7	291.3	314.1	312.6

South America region	207.1	206.1	292.7	291.3	314.1	312.6

St Ives	384.9	384.9	370.6	370.6	366.9	366.9

Agnew	233.3	233.3	219.4	219.4	239.1	239.1

Granny Smith	269.6	269.6	274.8	274.8	280.4	280.4

Gruyere – 50%	129.1	129.1	49.5	49.5	–	–

Australia region	1,016.8	1,016.8	914.3	914.3	886.4	886.4

Total Group (including Asanko)	2,312.4	2,236.7	2,269.5	2,195.4	2,107.8	2,035.7

Total Group (excluding Asanko)	2,200.0	2,124.2	2,156.5	2,082.4	2,063.2	1,991.2

Managed gold production for the Group (including Asanko) was 2,312 million ounces (2019: 2,270 million ounces and 2018: 2,108 million ounces) of gold equivalents in 2020, 2,237 million ounces (2019: 2,195 million ounces and 2018: 2,036 million ounces) of which were attributable to Gold Fields with the remainder attributable to non-controlling shareholders in Ghana and Peru.

Managed gold production for the Group (excluding Asanko) was 2,200 million ounces (2019: 2,157 million ounces and 2018: 2,063 million ounces) of gold equivalents in 2020, 2,124 million ounces (2019: 2,082 million ounces and 2018: 1,991 million ounces) of which were attributable to Gold Fields with the remainder attributable to non-controlling shareholders in Ghana and Peru.

During 2020, a decision was taken to align the production month-end with the calendar month-end, which resulted in a once-off addition of 10 production days in H1 2020. The impact of the extra production days is estimated at 45,000 ounces produced and sold during 2020, while the lost production from Covid-19 related stoppages is approximately 78,000 ounces, comprising South Deep at 32,000 ounces and Cerro Corona at 46,000 ounces.

At South Deep in South Africa, production increased by 2% from 6,907 kilograms (222,100 ounces) in 2019 to 7,056 kilograms (226,900 ounces) in 2020. The increase was due to the productivity improvement programmes introduced in 2019 starting to bear fruit, despite the operation being negatively impacted by Covid-19 restrictions. It is estimated that South Deep lost approximately 32,000 ounces due to Covid-19 related stoppages in 2020, partially offset by 10 additional production days as a result of the change in the production calendar.

At the Ghanaian operations (including Asanko), gold production increased by 3% from 840,500 ounces in 2019 to 861,700 ounces in 2020, mainly due to increased production at Damang as mining progressed into the main ore body at the Damang Pit Cutback. At the Ghanaian operations (excluding Asanko), gold production increased by 3% from 727,500 ounces in 2019 to 749,300 ounces in 2020, mainly due to increased production at Damang as mining progressed into the main ore body at the Damang Pit Cutback. At Tarkwa, gold production increased by 1% from 519,100 ounces in 2019 to 526,300 ounces in 2020 mainly due to higher tonnes milled due to the 10 additional production days as a result of the change in the production calendar. At Damang, gold production increased by 7% from 208,400 ounces in 2019 to 223,000 ounces in 2020 mainly due to higher yield and mill throughput due to the 10 additional production days as a result of the change in the production calendar. At Asanko, gold production attributable to Gold Fields decreased marginally from 113,000 ounces in 2019 to 112,500 ounces in 2020 mainly due to lower yield.

AFR-58

Gold Fields Annual Financial Report including Governance Report	2020

Gold equivalent production at Cerro Corona decreased by 29% from 292,700 ounces in 2019 to 207,100 ounces in 2020 mainly due to lower gold and copper grades processed, together with a lower price factor. The price factor was 3.5 in 2020 compared to 4.4 in 2019. It is estimated that Cerro Corona lost approximately 46,000 ounces due to Covid-19 related stoppages and 22,000 ounces due to the lower price factor, partially offset by 10 additional production days as a result of the change in the production calendar in 2020.

At the Australian operations, gold production increased by 11% from 914,300 ounces in 2019 to 1,016,800 ounces in 2020 mainly due to the inclusion of Gruyere for a full year in 2020 with the operation reaching commercial levels of production at the end of September 2019. St Ives’ gold production increased by 4% from 370,600 ounces in 2019 to 384,900 ounces in 2020 with an 8% increase in tonnes milled, partially offset by a 4% decrease in yield. The higher tonnes milled were mainly due to the 10 additional production days as a result of the change in the production calendar. At Agnew, gold production increased by 6% from 219,400 ounces in 2019 to 233,000 ounces in 2020 due to increased ore tonnes processed mainly due to the 10 additional production days as a result of the change in the production calendar. At Granny Smith, gold production decreased by 2% from 274,800 ounces in 2019 to 269,600 ounces in 2020 due to 2% reduction in tonnes milled compared to 2019. At Gruyere, gold production attributable to Gold Fields increased by 161% from 49,500 ounces in 2019 to 129,100 ounces in 2020 due to production commencing in July 2019, with commercial production achieved by the end of September 2019.

NON-IFRS MEASURES

The Annual Financial Report contains certain non-IFRS financial measures in respect of the Group’s financial performance, the statement of financial position and cash flows presented in order to provide users with relevant information and measures used by the Group to assess performance. Non-IFRS financial measures are financial measures other than those defined or specified under all relevant accounting standards. They are presented for illustrative purposes only and due to their nature may not fairly present Gold Fields’ financial position, changes in equity, results of operations or cash flows. In addition, these measures may not be comparable to similarly titled measures used by other companies.

The following table sets out the non-IFRS financial measures disclosed throughout the Annual Financial Report and where they are reconciled to IFRS:

Non-IFRS measure	Purpose of measure	Reference to where reconciled to IFRS

All-in sustaining costs (“AISC”)	Intended to provide transparency into the costs associated with producing and selling an ounce of gold.	p62

All-in costs (“AIC”)	Intended to provide transparency into the costs associated with producing and selling an ounce of gold (including growth capital).	p62

Adjusted EBITDA;		p209 and p122
Net debt;
Net debt; (excluding lease liabilities); and	Used in the ratio to monitor the capital of the Group.
Net debt to adjusted EBITDA

Cash flow from operating activities less net capital expenditure, environmental payments, lease payments and redemption of Asanko preference shares	Used to measure the cash generated by the core business.	p114

Adjusted free cash flow and adjusted free cash flow margin	Used as a key metric in the determination of the long-term incentive plan.	p72

Sustaining and non-sustaining capital expenditure	Used in the determination of AISC and AIC.	p63

Normalised profit and normalised profit per share	Forms the basis of the dividend pay-out policy.	p92

AFR-59

Gold Fields Annual Financial Report including Governance Report	2020

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF THE FINANCIAL STATEMENTS continued

REVENUES

Substantially all of Gold Fields’ revenues are derived from the sale of gold and copper. As a result, Gold Fields’ revenues are directly related to the prices of gold and copper. Historically, the prices of gold and copper have fluctuated widely. The gold and copper prices are affected by numerous factors over which Gold Fields does not have control. The volatility of gold and copper prices is illustrated in the following tables, which show the annual high, low and average of the London afternoon fixing price of gold and the London Metal Exchange (“LME”) cash settlement price for copper in US Dollar for the past 12 calendar years (2009 to 2020):

	Price per ounce[1]

	High	Low	Average

Gold	(US$/oz)

2009	1,213	810	972

2010	1,421	1,058	1,224

2011	1,895	1,319	1,571

2012	1,792	1,540	1,669

2013	1,694	1,192	1,409

2014	1,385	1,142	1,266

2015	1,296	1,060	1,167

2016	1,355	1,077	1,250

2017	1,346	1,151	1,257

2018	1,355	1,178	1,269

2019	1,546	1,270	1,393

2020	2,067	1,474	1,770

Source: I-Net

1 Rounded to the nearest US Dollar.

On 17 March 2021, the London afternoon fixing price of gold was US$1,730/oz.

	Price per tonne[1]

	High	Low	Average

Copper	(US$/t)

2009	7,346	3,051	5,164

2010	9,740	6,091	7,539

2011	9,986	7,062	8,836

2012	8,658	7,252	7,951

2013	8,243	6,638	7,324

2014	7,440	6,306	6,861

2015	6,401	4,347	5,376

2016	5,936	4,311	4,863

2017	7,216	5,466	6,166

2018	7,263	5,823	6,539

2019	6,572	5,537	6,000

2020	7,964	4,618	6,175

Source: I-Net

1 Rounded to the nearest US Dollar.

On 17 March 2021, the LME cash settlement price for copper was US$9,027/t.

As a general rule, Gold Fields sells the gold it produces at market prices to obtain the maximum benefit from prevailing gold prices and does not enter into hedging arrangements such as forward sales or derivatives which establish a price in advance for the sale of its future gold production. Hedges can be undertaken in one or more of the following circumstances: to protect cash flows at times of significant capital expenditures, for specific debt servicing requirements and to safeguard the viability of higher cost operations. Significant changes in the prices of gold and copper over a sustained period of time may lead Gold Fields to increase or decrease its production in the near term, which could have a material impact on Gold Fields’ revenues.

AFR-60

Gold Fields Annual Financial Report including Governance Report	2020

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

Realised gold price[1]	2020	2019	2018

Average	1,770	1,393	1,269

High	2,067	1,546	1,355

Low	1,474	1,270	1,178

Gold Fields’ average realised gold price[2]	1,768	1,388	1,252

1 Prices stated per ounce.

2 Gold Fields’ average realised gold price may differ from the average gold price due to the timing of its sales of gold within each year.

The following table sets out the average, the high and the low LME cash settlement price per tonne for copper and Gold Fields’ average US Dollar realised copper price during the past three years.

Realised copper price[1]	2020	2019	2018

Average	6,175	6,000	6,539

High	7,964	6,572	7,263

Low	4,618	5,537	5,823

Gold Fields’ average realised copper price[2]	6,184	5,996	6,547

1 Prices stated per tonne.

2 Gold Fields’ average realised copper price may differ from the average copper price due to the timing of its sales of copper within each year.

PRODUCTION

Gold Fields’ revenues are primarily driven by its production levels and the price it realises on the sale of gold. Production levels are affected by a number of factors, some of which are described below. Total managed production for the Group (including Asanko) increased by 2% from 2.270 million ounces in 2019 to 2.312 million ounces in 2020. Total managed production (excluding Asanko) increased by 2% from 2.157 million ounces in 2019 to 2.200 million ounces in 2020.

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

South Deep has a relatively well-educated labour force with a component of skilled and semi-skilled employees who receive remuneration packages that are competitive and highly incentivised. The National Union of Mineworkers (“NUM”) is the dominant union.

AFR-61

Gold Fields Annual Financial Report including Governance Report	2020

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF THE FINANCIAL STATEMENTS continued

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

There were no work stoppages as a result of strikes during 2019 and 2020 at any of the Gold Fields operations.

HEALTH AND SAFETY IMPACT

Gold Fields’ operations are also subject to various health and safety laws and regulations that impose various duties on Gold Fields’ mines while granting the authorities broad powers to, among other things, close or suspend operations at unsafe mines and order corrective action relating to health and safety matters. Additionally, it is Gold Fields’ policy to halt production at its operations when serious accidents occur in order to rectify dangerous situations and, if necessary, retrain workers. During 2020, Gold Fields’ operations suffered four work safety-related stoppages at South Deep, one related to unsafe conditions and three related to improvement of practices. In South Africa, Gold Fields has actively engaged with the Department of Mineral Resources (“DMR”) on the protocols applied to safety-related mine closures.

Amid the Covid-19 pandemic, the Group strengthened its efforts to protect the workforce and assist the communities and governments in mitigating the impact of the pandemic. During 2020 the operations spent approximately US$30 million on Covid-19 related initiatives and interventions such as specialised camp accommodation, testing equipment and facilities, additional labour costs and transport facilities. A further US$3 million was spent on donations to assist governments and communities in their fight against the pandemic.

Gold Fields expects that should the above factors continue, production levels and costs in the future will be impacted.

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

South Africa region

The Gold Fields’ South African operation is labour intensive due to the use of deep level underground mining methods. As a result, over the last three fiscal years labour has represented on average 33% of AIC, as defined on page 62, at the South African operation. In 2020, labour represented 30% of AIC at the South African operation.

At the South African operation, power and water made up on average 10% of AIC over the last three years. In 2020, power and water costs made up 10% of AIC.

Gold Fields’ South Deep mining operation depends on electrical power generated by the state-owned power provider Eskom which is regulated by the National Energy Regulator of South Africa (“NERSA”). Eskom tariffs are determined through a consultative multi-year price determination (“MYPD”) process, with occasional tariff increase adjustments under the NERSA regulated Regulatory Clearing Account (“RCA”) mechanism. Eskom financial years are from April to March. During 2018, Eskom submitted their three-year MYPD application to NERSA for 17%, 15% and 15%, applicable to periods 2019 to 2020, 2020 to 2021 and 2021 to 2022, respectively. NERSA then allowed Eskom tariff increases of 9.41%, 8.1% and 5.2%, for Eskom respective financial years 2019 to 2020, 2020 to 2021 and 2021 to 2022. Through the RCA mechanism, Eskom was granted another 4.41% for 2018 to 2019 and 0.66% for 2019 to 2020, thus the total applicable tariff increases were 13.82% for 2019 to 2020 and 8.76% for 2020 to 2021.

AFR-62

Gold Fields Annual Financial Report including Governance Report	2020

Eskom is saddled with an approximate debt of R450 billion and is struggling to generate enough revenue to service this debt and sustainably cover operations. In 2019, Government, as the Eskom shareholder, allocated an additional R23 billion per annum (over a three-year period, for 2019, 2020 and 2021) to Eskom, which NERSA treated as Eskom revenue from operations instead of an equity injection for balance sheet stability, effectively implying the bailout was a tariff subsidy by general taxpayers for the benefit of consumers. Eskom challenged the MYPD, RCA and NERSA’s treatment of the bailout as a tariff subsidy in court, which ruled in favour of Eskom, allowing it to recover the additional R69 billion in a phased manner over a three-year period via future tariff increases. Having accepted the decision, NERSA appealed the remedy. Further, Eskom obtained a judgment to recover an additional shortfall of R35 billion for the periods from 2014 to 2015, 2015 to 2016 and 2016 to 2017, where NERSA had initially determined the RCA amount for those periods to be R32 billion when Eskom had applied for an amount of R67 billion. Eskom is also assessing its options with respect to NERSA’s determination of a R13 billion RCA amount for the period from 2018 to 2019, instead of the R27 billion that Eskom had applied for. Eskom has been granted a 15.63% tariff increase for implementation in April 2021 following the approval of the liquidation of the R13 billion RCA amount for the 2018 to 2019 period; the approval of an additional R6 billion in revenue for the RCA applications for year 2 (2014/2015), year 3 (2015/2016) and year 4 (2016/2017) in the 2018 to 2019 period in February 2021 and the approval of an additional R10 billion of R23 billion in revenue as per court order which ruled on a phased recovery of the R69 billion equity support from government over a three year period in the 2019 to 2021 period.

At the same time, Eskom coal-fired power stations’ performance continues to deteriorate. The underperformance is due to operating old power stations with delayed critical mid-life refurbishments, maintenance budgets diversion, allegations of corruption that saw construction of the new power station delayed, significant overspend and loss of critical skills at the generation business unit. During load shedding periods, Eskom burns significant amounts of diesel to run their gas turbines and calls on large power users to curtail power demand. The extended use of these gas turbines will lead to Eskom requesting further tariff increases. Current inflation is approximately 4.5%, thus Eskom’s request is three times CPI tariff increases. Further tariff increases may lead to lower power demand as consumers switch to alternate electricity and energy sources, such as renewable energy sources, gas for domestic cooking and solar for water heating. This may further place a significant tariff burden to those remaining on the grid. Government has now acknowledged that Eskom is the single biggest risk to the economy and that the Eskom business model is obsolete. In February 2019, the President of South Africa announced the vertical unbundling of Eskom. This unbundling, while maintaining full-state ownership, is expected to result in the separation of Eskom’s generation, transmission and distribution functions, which will require legislative and possibly policy reform. The unbundling is currently under way and is expected to be completed by December 2021 for the legal separation of the transmission function, and December 2022 for the generation and distribution functions. Eskom is also in the process of setting up 12 renewable energy projects, expected to be complete by the end of 2021. It is expected that these processes will take time to implement, causing continued poor reliability of the supply of electricity, instability in prices and a possible increase in the tariff in the future.

West Africa region

In Ghana, Tarkwa and Damang mines are primarily supplied power by an independent power producer with on-site gas turbines through a long-term power purchase agreement. Prior to installation of the on-site turbines, Tarkwa and Damang were supplied power by Volta River Authority (“VRA”) and Electricity Company of Ghana (“ECG”), respectively. The supply provided by the VRA and ECG was unreliable and in order to reduce their reliance on power supplied by the VRA and ECG, Tarkwa and Damang entered into a power purchasing agreement with the above independent power producer. Both VRA and ECG now serve as back supply for the Tarkwa and Damang mines, respectively. The independent power supply accounts for some 95% of the electricity consumed at Tarkwa mine and 100% at Damang mine with a 27.5 megawatt power plant at Damang and a 44 megawatt power plant at Tarkwa mine.

While Tarkwa has electricity supplied by an independent power producer, it experienced challenges with frequent power surges from the grid, which caused some delays in the process plant. During 2019, the independent power producer commissioned a 77km buried gas pipeline to supply Tarkwa and Damang with natural gas, instead of trucking in liquid petroleum gas via national roads.

Power and water costs represented on average 6% of AIC at Tarkwa over the last three years, and 4% of AIC during 2020. Over the last three years, power and water costs represented on average 7% of AIC at Damang with 6% in 2020.

Contractor costs represented on average 27% of AIC at Tarkwa over the last three years, and 26% of AIC during 2020. Over the last three years, contractor costs represented on average 33% of AIC at Damang with 57% in 2020. Following the restructuring concluded in the first half of 2016 in Damang and first quarter of 2018 for Tarkwa, the direct labour cost decreased as all mining and development is performed by outside contractors. Direct labour costs represent on average a further 10% of AIC at Tarkwa over the last three years and 10% in 2020. Over the last three years, direct labour costs represented on average 10% at Damang and 12% in 2020.

AFR-63

Gold Fields Annual Financial Report including Governance Report	2020

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF THE FINANCIAL STATEMENTS continued

South American region

At Cerro Corona, contractor costs represented on average 26% of AIC over the last three years and 26% of AIC during 2020. Direct labour costs represent on average a further 18% of AIC over the last three years and 18% in 2020. Power and water made up on average a further 5% of AIC over the last three years and 5% in 2020.

Australia region

At the Australian operations, mining operations were historically conducted by outside contractors. However, at Agnew, owner mining is conducted at the underground operations, while development is conducted by outside contractors. At St Ives, owner mining is conducted at the underground and surface operations, but development is still conducted by contractors. Over the last three years, total contractor costs represented on average 24% at St Ives and 28% at Agnew of AIC and direct labour costs represented on average a further 13% at St Ives and 13% at Agnew of AIC. In 2020, contractors and direct labour costs represented 28% and 14% at St Ives and 29% and 14% at Agnew, respectively. Power and water made up, on average, a further 5% and 3% of AIC over the last three years and 5% and 2% of AIC in 2020 at St Ives and Agnew, respectively. At Granny Smith, mining operations and development are conducted through owner mining. Over the last three years, contractors and direct labour costs represented, on average, 11% and 21%, respectively, at Granny Smith. In 2020, contractors and direct labour costs represented 12% and 21% at Granny Smith. Power and water made up, on average, a further 6% of AIC over the last three years and 5% of AIC in 2020 at Granny Smith. At Gruyere, mining operations and development are conducted through owner mining. In 2020, contractors and direct labour costs represented 14% and 7% at Gruyere. Power and water made up a further 9% of AIC in 2020. No three year average is presented for Gruyere as the mine was only in commercial levels from quarter four of 2019.

The remainder of Gold Fields’ total costs consists primarily of amortisation and depreciation, exploration costs and selling, administration and general and corporate charges.

ALL-IN SUSTAINING AND ALL-IN COSTS

The World Gold Council has worked closely with its member companies to develop definitions for AISC and AIC. The World Gold Council is not a regulatory industry organisation and does not have the authority to develop accounting standards or disclosure requirements. Gold Fields ceased being a member of the World Gold Council in 2014. AISC and AIC are non-IFRS measures. These non-IFRS measures are intended to provide further transparency into the costs associated with producing and selling an ounce of gold. The new standard was released by the World Gold Council on 27 June 2013. It is expected that these metrics will be helpful to investors, governments, local communities and other stakeholders in understanding the economics of gold mining. The AISC incorporates costs related to sustaining current production. The AIC include additional costs which relate to the growth of the Group. AISC, as defined by the World Gold Council, are operating costs plus all costs not already included therein relating to sustaining current production, including sustaining capital expenditure. The value of by-product revenues such as silver and copper is deducted from operating costs as it effectively reduces the cost of gold production. AIC starts with AISC and adds additional costs which relate to the growth of the Group, including non-sustaining capital expenditure and exploration, evaluation and feasibility costs not associated with current operations.

On 14 November 2018, the World Gold Council published an update to its guidance note on the interpretation of all-in sustaining and all-in costs. The note provided additional clarity on what constitutes growth capital expenditure. Gold Fields has considered the new guidance note to ensure the interpretation of the guidelines is consistent with the additional guidance now available and has adopted it prospectively from 1 January 2019. One of the benefits of adopting the new standard is closer alignment of our cost reporting with existing practices in our sector.

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

The following tables set out a reconciliation of Gold Fields’ cost of sales before gold inventory change and amortisation and depreciation, as calculated in accordance with IFRS (refer to the consolidated financial statements), to its AISC (new interpretation) and AIC (new interpretation) net of by-product revenues per ounce of gold sold for 2020 and 2019. The following tables also set out AISC (new interpretation) and AIC (new interpretation) gross of by-product revenue on a gold equivalent ounce basis for 2020 and 2019.

AFR-64

Gold Fields Annual Financial Report including Governance Report	2020

	United States Dollar

	AISC and AIC, net of by-product revenue per ounce of gold (NEW INTERPRETATION)

	For the year ended 31 December 2020

Figures in millions unless otherwise stated	South Deep	Tarkwa	Damang	Asanko[1] 45%	St Ives	Agnew	Granny Smith	Gruyere 50%	Cerro Corona	Corporate and projects	Total Group including equity- accounted joint venture	Total Group excluding equity- accounted joint venture

Cost of sales before gold inventory change and amortisation and depreciation	(227.2)	(294.5)	(233.1)	(107.1)	(240.7)	(157.3)	(170.2)	(73.4)	(158.3)	–	(1,661.9)	(1,554.6)

Gold inventory change	(1.8)	(2.4)	61.2	13.0	6.6	(5.4)	3.1	0.3	3.9	–	78.5	65.5

Royalties	(2.0)	(37.1)	(16.0)	(9.4)	(17.1)	(10.1)	(11.5)	(5.5)	(5.6)	–	(114.4)	(105.0)

Realised gains or losses on commodity cost hedges	–	(4.7)	(2.1)	–	(1.6)	(1.1)	(0.7)	–	–	–	(10.2)	(10.2)

Community/social responsibility costs[7]	(0.7)	(5.9)	(2.0)	–	–	–	–	–	(3.9)	–	(12.4)	(12.4)

Non-cash remuneration (share-based payments)	0.6	(2.9)	–	–	(0.8)	(0.6)	(0.8)	(0.6)	(1.5)	(7.8)	(14.3)	(14.3)

Cash remuneration (long-term employee benefits)	(6.1)	(8.8)	(3.9)	–	(6.4)	(4.5)	(5.0)	(1.7)	(5.3)	(7.5)	(49.2)	(49.2)

Other[6,7]	–	–	(1.0)	–	–	–	–	–	–	–	(1.0)	(1.0)

By-product revenue[2,7]	0.6	1.3	0.1	0.4	0.9	0.3	0.2	0.4	144.1	–	148.3	147.9

Rehabilitation, amortisation and interest	(0.1)	(6.2)	(2.1)	(0.2)	(3.6)	(1.7)	(2.1)	(1.6)	(6.7)	–	(24.6)	(24.4)

Sustaining capital expenditure[3,7]	(43.9)	(147.2)	(13.8)	(12.9)	(61.9)	(43.5)	(47.3)	(26.8)	(23.6)	(1.1)	(422.0)	(409.1)

Lease payments	(0.1)	(26.5)	(11.9)	(5.9)	(7.5)	(13.6)	(14.3)	(8.9)	(1.1)	(1.9)	(91.8)	(85.9)

All-in sustaining costs[4]	(280.7)	(535.0)	(224.7)	(122.2)	(332.1)	(237.4)	(248.7)	(117.9)	(58.1)	(18.2)	(2,175.0)	(2,052.8)

Realised gains/losses on capital cost hedges	–	–	–	–	–	–	–	–	–	5.2	5.2	5.2

Non-cash remuneration (share-based payments)	–	–	–	–	–	–	–	–	–	(0.2)	(0.2)	(0.2)

Cash remuneration (long-term employee benefits)	–	–	–	–	–	–	–	–	–	(2.1)	(2.1)	(2.1)

Lease Payments	–	–	–	–	–	–	–	–	–	(0.9)	(0.9)	(0.9)

Exploration, feasibility and evaluation costs[5]	–	–	–	(3.9)	–	–	–	–	(1.4)	(31.4)	(36.8)	(32.9)

Non-sustaining capital expenditure[3,7]	(5.2)	–	(6.1)	(18.2)	(11.5)	(8.5)	(19.1)	(1.2)	(26.3)	(96.7)	(192.9)	(174.7)

All-in costs[4]	(285.9)	(535.0)	(230.8)	(144.4)	(343.6)	(245.9)	(267.9)	(119.1)	(85.9)	(144.3)	(2,402.7)	(2,258.3)

Gold only ounces sold (’000oz)	226.9	526.3	223.0	109.7	393.8	233.5	265.2	128.0	120.2	–	2,226.4	2,116.7

All-in sustaining costs	(280.7)	(535.0)	(224.7)	(122.2)	(332.1)	(237.4)	(248.7)	(117.9)	(58.1)	(18.2)	(2,175.0)	(2,052.8)

All-in sustaining costs net of by-product revenue per ounce of gold sold (US$/oz)	1,237	1,017	1,008	1,114	843	1,017	938	921	484	–	977	970

All-in costs	(285.9)	(535.0)	(230.8)	(144.4)	(343.6)	(245.9)	(267.9)	(119.1)	(85.9)	(144.3)	(2,402.7)	(2,258.3)

All-in costs net of by-product revenue per ounce of gold sold (US$)	1,260	1,017	1,035	1,316	873	1,053	1,010	931	715	–	1,079	1,067

[1]	Equity-accounted joint venture.
[2]	By-product revenue at Cerro Corona relates to copper. For all the other operations, by-product revenue relates to silver.
[3]

Sustaining capital expenditure represents the majority of capital expenditures at existing operations, including underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures at existing operations and is calculated as total capital expenditure of US$583.7 million per note 41 to the consolidated financial statements, less non-sustaining capital expenditures. Non-sustaining capital expenditures (or growth capital) represent capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations.

[4]	This total may not reflect the sum of the line items due to rounding.
[5]	Includes exploration, feasibility and evaluation and share of equity-accounted losses of Far Southeast Gold Resources Incorporated (“FSE”).
[6]	Other includes offshore structure costs and management fees.
[7]	Based on information underlying the audited consolidated annual financial statements of Gold Fields Limited for the year ended 31 December 2020.

AFR-65

Gold Fields Annual Financial Report including Governance Report	2020

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF THE FINANCIAL STATEMENTS continued

	United States Dollar

	AISC and AIC, gross of by-product revenue per ounce of gold (NEW INTERPRETATION)

	For the year ended 31 December 2020

Figures in millions unless otherwise stated	South Deep	Tarkwa	Damang	Asanko[1] 45%	St Ives	Agnew	Granny Smith	Gruyere 50%	Cerro Corona	Corporate and projects	Total Group including equity- accounted joint venture	Total Group excluding equity- accounted joint venture

All-in sustaining costs (per table above)	(280.7)	(535.0)	(224.7)	(122.2)	(332.1)	(237.4)	(248.7)	(117.9)	(58.1)	(18.2)	(2,175.0)	(2,052.8)

Add back by-product revenue[2,4]	(0.6)	(1.3)	(0.1)	(0.4)	(0.9)	(0.3)	(0.2)	(0.4)	(144.1)	–	(148.3)	(147.8)

All-in sustaining costs gross of by-product revenue[3]	(281.2)	(536.3)	(224.8)	(122.6)	(333.0)	(237.8)	(248.9)	(118.3)	(202.2)	(18.2)	(2,323.3)	(2,200.7)

All-in costs (per table above)	(285.9)	(535.0)	(230.8)	(144.4)	(343.6)	(245.9)	(267.9)	(119.1)	(85.9)	(144.3)	(2,402.7)	(2,258.3)

Add back by-product revenue2, [4]	(0.6)	(1.3)	(0.1)	(0.4)	(0.9)	(0.3)	(0.2)	(0.4)	(144.1)	–	(148.3)	(147.8)

All-in costs gross of by-product revenue[3]	(286.5)	(536.3)	(230.8)	(144.8)	(344.5)	(246.2)	(268.0)	(119.5)	(230.0)	(144.3)	(2,551.0)	(2,406.2)

Gold equivalent ounces sold	226.9	526.3	223.0	109.7	393.8	233.5	265.2	128.0	205.5	–	2,311.8	2,202.1

All-in sustaining costs gross of by-product revenue (US$/ equivalent oz)	1,240	1,019	1,008	1,118	846	1,018	938	925	984	–	1,005	999

All-in costs gross of by-product revenue (US$ equivalent oz)	1,263	1,019	1,035	1,320	875	1,055	1,010	934	1,119	–	1,103	1,093

[1]	Equity-accounted joint venture.
[2]	By-product revenue at Cerro Corona relates to copper. For all the other operations, by-product revenue relates to silver.
[3]	This total may not reflect the sum of the line items due to rounding.
[4]	Based on information underlying the audited consolidated annual financial statements of Gold Fields Limited for the year ended 31 December 2020.

AFR-66

Gold Fields Annual Financial Report including Governance Report	2020

	United States Dollar

	AISC and AIC, net of by-product revenue per ounce of gold (NEW INTERPRETATION)

	For the year ended 31 December 2019

Figures in millions unless otherwise stated	South Deep	Tarkwa	Damang	Asanko[1] 45%	St Ives	Agnew	Granny Smith	Gruyere 50%	Cerro Corona	Corporate and projects	Total Group including equity- accounted joint venture	Total Group excluding equity- accounted joint venture

Cost of sales before gold inventory change and amortisation and depreciation	(245.9)	(329.8)	(150.4)	(87.0)	(231.2)	(164.5)	(156.9)	(19.1)	(168.4)	–	(1,553.4)	(1,466.4)

Gold inventory change	3.7	14.4	8.8	(1.4)	2.5	2.6	(0.3)	5.4	6.0	–	41.6	43.0

Royalties	(1.6)	(25.8)	(10.3)	(7.7)	(12.5)	(7.3)	(9.5)	(1.3)	(5.5)	–	(81.4)	(73.7)

Realised gains or losses on commodity cost hedges	–	3.9	1.5	–	1.9	0.6	0.5	–	–	–	8.5	8.5

Community/social responsibility costs[7]	(1.7)	(11.7)	(1.2)	(0.1)	–	–	–	–	(3.4)	–	(18.2)	(18.0)

Non-cash remuneration (share-based payments)	0.8	(3.4)	(1.8)	–	(1.7)	(1.2)	(1.3)	(0.1)	(1.1)	(10.7)	(20.5)	(20.5)

Cash remuneration (long-term employee benefits)	(1.8)	(1.5)	(0.7)	–	(0.9)	(0.6)	(0.7)	(0.1)	(0.4)	(2.4)	(9.1)	(9.1)

Other[6,7]	–	–	–	–	–	–	–	–	(2.6)	(0.9)	(3.5)	(3.5)

By-product revenue[2,7]	0.3	1.6	0.1	0.4	0.6	0.3	0.1	0.1	165.1	–	168.5	168.2

Rehabilitation, amortisation and interest	(0.2)	(4.2)	(1.4)	(0.4)	(4.0)	(1.8)	(1.6)	(0.6)	(5.8)	(0.3)	(20.3)	(19.9)

Sustaining capital expenditure[3,7]	(33.1)	(125.5)	(5.8)	(19.6)	(45.6)	(35.5)	(25.5)	(5.2)	(43.8)	(1.4)	(341.2)	(321.6)

Lease payments	(0.1)	(15.4)	(7.3)	(8.7)	(6.3)	(4.6)	(11.3)	(2.2)	(1.0)	(8.6)	(65.7)	(57.0)

All-in sustaining costs[4]	(279.7)	(497.2)	(168.6)	(124.5)	(297.2)	(212.4)	(206.5)	(23.0)	(60.8)	(24.1)	(1,894.3)	(1,769.8)

Exploration, feasibility and evaluation costs[5]	–	–	–	(4.2)	–	–	–	–	(2.2)	(50.0)	(56.4)	(52.2)

Non-sustaining capital expenditure[3,7]	–	–	(70.5)	(7.2)	(52.8)	(40.5)	(46.7)	(0.1)	(12.4)	(68.1)	(298.2)	(291.0)

All-in costs[4]	(279.7)	(497.2)	(239.0)	(136.0)	(350.0)	(252.8)	(253.3)	(23.1)	(75.4)	(142.2)	(2,248.9)	(2,112.9)

Gold only ounces sold (’000oz)	222.1	519.1	208.4	112.0	363.3	219.6	274.8	33.7	159.7	–	2,112.6	2,000.6

All-in sustaining costs	(279.7)	(497.2)	(168.6)	(124.5)	(297.2)	(212.4)	(206.5)	(23.0)	(60.8)	(24.1)	(1,894.3)	(1,769.8)

All-in sustaining costs net of by-product revenue per ounce of gold sold (US$/oz)	1,259	958	809	1,112	818	967	752	683	381	–	897	885

All-in costs	(279.7)	(497.2)	(239.0)	(136.0)	(350.0)	(252.8)	(253.3)	(23.1)	(75.4)	(142.2)	(2,248.9)	(2,112.9)

All-in costs net of by-product revenue per ounce of gold sold (US$)	1,259	958	1,147	1,214	963	1,152	922	684	472	–	1,064	1,056

[1] Equity-accounted joint venture.

2  By-product revenue at Cerro Corona relates to copper. For all the other operations, by-product revenue relates to silver.

[3]  Sustaining capital expenditure represents the majority of capital expenditures at existing operations, including underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures at existing operations and is calculated as total capital expenditure of US$612.5 million per note 41 to the consolidated financial statements, less non-sustaining capital expenditures. Non-sustaining capital expenditures (or growth capital) represent capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations.

[4] This total may not reflect the sum of the line items due to rounding.

[5] Includes exploration, feasibility and evaluation and share of equity-accounted losses of Far Southeast Gold Resources Incorporated (“FSE”).

[6] Other includes offshore structure costs and management fees.

[7] Based on information underlying the audited consolidated annual financial statements of Gold Fields Limited for the year ended 31 December 2020.

AFR-67

Gold Fields Annual Financial Report including Governance Report	2020

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF THE FINANCIAL STATEMENTS continued

	United States Dollar

	AISC and AIC, gross of by-product revenue per ounce of gold (NEW INTERPRETATION)

	For the year ended 31 December 2019

Figures in millions unless otherwise stated	South Deep	Tarkwa	Damang	Asanko[1] 45%	St Ives	Agnew	Granny Smith	Gruyere 50%	Cerro Corona	Corporate and projects	Total Group including equity- accounted joint venture	Total Group excluding equity- accounted joint venture

All-in sustaining costs (per table above)	(279.7)	(497.2)	(168.6)	(124.5)	(297.2)	(212.4)	(206.5)	(23.0)	(60.8)	(24.1)	(1,894.3)	(1,769.8)

Add back by-product revenue[2,4]	(0.3)	(1.6)	(0.1)	(0.4)	(0.6)	(0.3)	(0.1)	(0.1)	(165.1)	–	(168.5)	(168.2)

All-in sustaining costs gross of by-product revenue[3]	(280.0)	(498.8)	(168.7)	(124.9)	(297.8)	(212.7)	(206.6)	(23.1)	(225.9)	(24.1)	(2,062.8)	(1,937.9)
All-in costs (per table above)	(279.7)	(497.2)	(239.0)	(136.0)	(350.0)	(252.8)	(253.3)	(23.1)	(75.4)	(142.2)	(2,248.9)	(2,112.9)

Add back by-product revenue2, [4]	(0.3)	(1.6)	(0.1)	(0.4)	(0.6)	(0.3)	(0.1)	(0.1)	(165.1)	–	(168.5)	(168.2)

All-in costs gross of by-product revenue[3]	(280.0)	(498.8)	(239.1)	(136.4)	(350.6)	(253.1)	(253.4)	(23.1)	(240.4)	(142.2)	(2,417.4)	(2,281.0)
Gold equivalent ounces sold	222.1	519.1	208.4	112.0	363.3	219.6	274.8	33.7	296.9	–	2,249.8	2,137.8

All-in sustaining costs gross of by-product revenue (US$/ equivalent oz)	1,261	961	810	1,115	820	969	752	685	761	–	917	905

All-in costs gross of by-product revenue (US$ equivalent oz)	1,261	961	1,148	1,218	965	1,153	922	685	810	–	1,074	1,067

[1]	Equity-accounted joint venture.
[2]	By-product revenue at Cerro Corona relates to copper. For all the other operations, by-product revenue relates to silver.
[3]	This total may not reflect the sum of the line items due to rounding.
[4]	Based on information underlying the audited consolidated annual financial statements of Gold Fields Limited for the year ended 31 December 2020.

AFR-68

Gold Fields Annual Financial Report including Governance Report	2020

AISC AND AIC (NEW INTERPRETATION)

AISC net of by-product revenues (including Asanko) increased by 9% from US$897 per ounce of gold in 2019 to US$977 per ounce of gold in 2020, mainly due to higher sustaining capital expenditure, higher cost of sales before amortisation and depreciation and higher royalties (due to higher gold price realised), partially offset by higher gold sold. AIC net of by-product revenues (including Asanko) increased by 1% from US$1,064 per ounce of gold in 2019 to US$1,079 per ounce of gold in 2020 due to higher cost of sales before amortisation and depreciation, higher sustaining capital expenditure and higher royalties, partially offset by higher gold sold and lower non-sustaining capital expenditure.

AISC net of by-product revenues (excluding Asanko) increased by 10% from US$885 per ounce of gold in 2019 to US$970 per ounce of gold in 2020, mainly due to higher sustaining capital expenditure, higher cost of sales before amortisation and depreciation and higher royalties (due to higher gold price realised), partially offset by higher gold sold. AIC net of by-product revenues (excluding Asanko) increased by 1% from US$1,056 per ounce of gold in 2019 to US$1,067 per ounce of gold in 2020 due to higher cost of sales before amortisation and depreciation, higher sustaining capital expenditure and higher royalties, partially offset by higher gold sold and lower non-sustaining capital expenditure.

AISC gross of by-product revenues (including Asanko) increased by 10% from US$917 per ounce of gold in 2019 to US$1,005 per ounce of gold in 2020, mainly due to higher sustaining capital expenditure, higher cost of sales before amortisation and depreciation and higher royalties (due to higher gold price realised), partially offset by higher gold sold. AIC gross of by-product revenues (including Asanko) increased by 3% from US$1,074 per ounce of gold in 2019 to US$1,103 per ounce of gold in 2020 due to higher cost of sales before amortisation and depreciation, higher sustaining capital expenditure and higher royalties, partially offset by higher gold sold and lower non-sustaining capital expenditure.

AISC gross of by-product revenues (excluding Asanko) increased by 10% from US$905 per ounce of gold in 2019 to US$999 per ounce of gold in 2020, mainly due higher sustaining capital expenditure, higher cost of sales before amortisation and depreciation and higher royalties (due to higher gold price realised), partially offset by higher gold sold. AIC gross of by-product revenues (excluding Asanko) increased by 3% from US$1,067 per ounce of gold in 2019 to US$1,093 per ounce of gold in 2020 due to higher cost of sales before amortisation and depreciation, higher sustaining capital expenditure and higher royalties, partially offset by higher gold sold and lower non-sustaining capital expenditure.

Royalties paid increased by US$12 per ounce or 31% from US$39 per ounce in 2019 to US$51 per ounce in 2020. Covid-19 related costs (such as specialised camp accommodation, testing equipment and facilities, additional labour costs and transport facilities) are estimated at approximately US$12 per ounce for 2020 and are included in the AISC and AIC.

The following tables set out a reconciliation of Gold Fields’ cost of sales before gold inventory change and amortisation and depreciation, as calculated in accordance with IFRS (refer to the consolidated financial statements), to its AISC (original interpretation) and AIC (original interpretation) net of by-product revenues per ounce of gold sold for 2019 and 2018. The following tables also set out AISC (original interpretation) and AIC (original interpretation) gross of by-product revenue on a gold equivalent ounce basis for 2019 and 2018.

AFR-69

Gold Fields Annual Financial Report including Governance Report	2020

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF THE FINANCIAL STATEMENTS continued

	United States Dollar

	AISC and AIC, net of by-product revenue per ounce of gold (ORIGINAL INTERPRETION)

	For the year ended 31 December 2019

Figures in millions unless otherwise stated	South Deep	Tarkwa	Damang	Asanko[1]	St Ives	Agnew	Granny Smith	Gruyere 50%	Cerro Corona	Corporate and projects	Total Group including equity- accounted joint venture	Total Group excluding equity- accounted joint venture

Cost of sales before gold inventory change and amortisation and depreciation	(245.9)	(329.8)	(150.4)	(87.0)	(231.2)	(164.5)	(156.9)	(19.1)	(168.4)	–	(1,553.4)	(1,466.4)

Gold inventory change	3.7	14.4	8.8	(1.4)	2.5	2.6	(0.3)	5.4	6.0	–	41.6	43.0

Royalties	(1.6)	(25.8)	(10.3)	(7.7)	(12.5)	(7.3)	(9.5)	(1.3)	(5.5)	–	(81.4)	(73.7)

Realised gains or losses on commodity cost hedges	–	3.9	1.5	–	1.9	0.6	0.5	–	–	–	8.5	8.5

Community/social responsibility costs[7]	(1.7)	(11.7)	(1.2)	(0.1)	–	–	–	–	(3.4)	–	(18.2)	(18.0)

Non-cash remuneration (share-based payments)	0.8	(3.4)	(1.8)	–	(1.7)	(1.2)	(1.3)	(0.1)	(1.1)	(10.7)	(20.5)	(20.5)

Cash remuneration (long-term employee benefits)	(1.8)	(1.5)	(0.7)	–	(0.9)	(0.6)	(0.7)	(0.1)	(0.4)	(2.4)	(9.1)	(9.1)

Other[6,7]	–	–	–	–	–	–	–		(4.4)	(0.9)	(5.3)	(5.3)

By-product revenue[2,7]	0.3	1.6	0.1	0.4	0.6	0.3	0.1	0.1	165.1	–	168.5	168.2

Rehabilitation, amortisation and interest	(0.2)	(4.2)	(1.4)	(0.4)	(4.0)	(1.8)	(1.6)	(0.6)	(5.8)	(0.3)	(20.3)	(19.9)

Sustaining capital expenditure[3,7]	(33.1)	(125.5)	(5.8)	(19.6)	(98.3)	(76.1)	(72.2)	(5.2)	(56.3)	(2.5)	(494.7)	(475.1)

Lease payments	(0.1)	(15.4)	(7.3)	(8.7)	(6.3)	(4.6)	(11.3)	(2.2)	(1.0)	(8.6)	(65.7)	(57.0)

All-in sustaining costs[4]	(279.7)	(497.2)	(168.6)	(124.5)	(350.0)	(252.8)	(253.3)	(23.0)	(75.4)	(25.3)	(2,050.0)	(1,925.5)

Exploration, feasibility and evaluation costs[5]	–	–	–	(4.2)	–	–	–	–	–	(50.0)	(54.2)	(50.0)

Non-sustaining capital expenditure[3,7]	–	–	(70.5)	(7.2)	–	–	–	–	–	(66.9)	(144.6)	(137.4)

All-in costs[4]	(279.7)	(497.2)	(239.0)	(136.0)	(350.0)	(252.8)	(253.3)	(23.1)	(75.4)	(142.2)	(2,248.9)	(2,112.9)

Gold only ounces sold (’000oz)	222.1	519.1	208.4	112.0	363.3	219.6	274.8	33.7	159.7	–	2,112.6	2,000.6

All-in sustaining costs	(279.7)	(497.2)	(168.6)	(124.5)	(350.0)	(252.8)	(253.3)	(23.0)	(75.4)	(25.3)	(2,050.0)	(1,925.5)

All-in sustaining costs net of by-product revenue per ounce of gold sold (US$/oz)	1,259	958	809	1,112	963	1,152	922	683	472	–	970	962

All-in costs	(279.7)	(497.2)	(239.0)	(136.0)	(350.0)	(252.8)	(253.3)	(23.1)	(75.4)	(142.2)	(2,248.9)	(2,112.9)

All-in costs net of by-product revenue per ounce of gold sold (US$)	1,259	958	1,147	1,214	963	1,152	922	684	472	–	1,064	1,056

[1]	Equity-accounted joint venture.
[2]	By-product revenue at Cerro Corona relates to copper. For all the other operations, by-product revenue relates to silver.
[3]

Sustaining capital expenditure represents the majority of capital expenditures at existing operations, including underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures at existing operations and is calculated as total capital expenditure of US$612.5 million per note 41 to the consolidated financial statements, less non-sustaining capital expenditures. Non-sustaining capital expenditures (or growth capital) represent capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations.

[4]	This total may not reflect the sum of the line items due to rounding.
[5]	Includes exploration, feasibility and evaluation and share of equity-accounted losses of Far Southeast Gold Resources Incorporated (“FSE”).
[6]	Other includes offshore structure costs and management fees.
[7]	Based on information underlying the audited consolidated annual financial statements of Gold Fields Limited for the year ended 31 December 2020.

AFR-70

Gold Fields Annual Financial Report including Governance Report	2020

	United States Dollar

	AISC and AIC, gross of by-product revenue per ounce of gold (ORIGINAL INTERPRETATION)

	For the year ended 31 December 2019

Figures in millions unless otherwise stated	South Deep	Tarkwa	Damang	Asanko[1]	St Ives	Agnew	Granny Smith	Gruyere 50%	Cerro Corona	Corporate and projects	Total Group including equity- accounted joint venture	Total Group excluding equity- accounted joint venture

All-in sustaining costs (per table above)	(279.7)	(497.2)	(168.6)	(124.5)	(350.0)	(252.8)	(253.3)	(23.0)	(75.4)	(25.3)	(2,050.0)	(1,925.5)

Add back by-product revenue[2,4]	(0.3)	(1.6)	(0.1)	(0.4)	(0.6)	(0.3)	(0.1)	(0.1)	(165.1)	–	(168.5)	(168.2)

All-in sustaining costs gross of by-product revenue[3]	(280.0)	(498.8)	(168.7)	(124.9)	(350.6)	(253.1)	(253.4)	(23.1)	(240.4)	(25.3)	(2,218.5)	(2,093.6)
All-in costs (per table above)	(279.7)	(497.2)	(239.0)	(136.0)	(350.0)	(252.8)	(253.3)	(23.1)	(75.4)	(142.2)	(2,248.9)	(2,112.9)

Add back by-product revenue2, [4]	(0.3)	(1.6)	(0.1)	(0.4)	(0.6)	(0.3)	(0.1)	(0.1)	(165.1)	–	(168.5)	(168.2)

All-in costs gross of by-product revenue[3]	(280.0)	(498.8)	(239.1)	(136.4)	(350.6)	(253.1)	(253.4)	(23.1)	(240.4)	(142.2)	(2,417.4)	(2,281.0)
Gold equivalent ounces sold	222.1	519.1	208.4	112.0	363.3	219.6	274.8	33.7	296.9	–	2,249.8	2,137.8

All-in sustaining costs gross of by-product revenue (US$/ equivalent oz)	1,261	961	809	1,115	965	1,153	922	685	810	–	986	979

All-in costs gross of by-product revenue (US$ equivalent oz)	1,261	961	1,148	1,218	965	1,153	922	685	810	–	1,074	1,067

[1]	Equity-accounted joint venture.
[2]	By-product revenue at Cerro Corona relates to copper. For all the other operations, by-product revenue relates to silver.
[3]	This total may not reflect the sum of the line items due to rounding.
[4]	Based on information underlying the audited consolidated annual financial statements of Gold Fields Limited for the year ended 31 December 2020.

AFR-71

Gold Fields Annual Financial Report including Governance Report	2020

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF THE FINANCIAL STATEMENTS continued

	United States Dollar

	AISC and AIC, net of by-product revenue per ounce of gold (ORIGINAL INTERPRETION)

	For the year ended 31 December 2018

Figures in millions unless otherwise stated	South Deep	Tarkwa	Damang	Asanko[1]	St Ives	Agnew	Granny Smith	Cerro Corona	Corporate and projects	Total Group including equity- accounted joint venture	Total Group excluding equity- accounted joint venture

Cost of sales before gold inventory change and amortisation and depreciation	(262.0)	(298.7)	(143.5)	(41.6)	(200.9)	(159.7)	(166.3)	(160.3)	0.6	(1,432.4)	(1,390.8)

Gold inventory change	(9.6)	(10.1)	19.1	4.2	14.9	(1.7)	(1.8)	5.5	–	20.4	16.2

Royalties	(1.0)	(21.2)	(7.3)	(2.8)	(11.6)	(7.4)	(8.8)	(5.1)	–	(65.2)	(62.5)

Realised gains or losses on commodity cost hedges	–	5.5	2.1	–	2.9	0.9	0.8	–	–	12.2	12.2

Community/social responsibility costs[7]	(1.3)	(6.7)	(0.4)	–	–	–	–	(6.3)	–	(14.6)	(14.6)

Non-cash remuneration (share-based payments)	(4.7)	(6.7)	(2.1)	–	(3.5)	(2.6)	(3.1)	(4.3)	(10.6)	(37.5)	(37.5)

Cash remuneration (long-term employee benefits)	(0.9)	–	(0.2)	–	(0.4)	(0.1)	(0.3)	0.4	0.5	(1.1)	(1.1)

Other[6,7]	–	–	–	(1.0)	–	–	–	(1.1)	(7.9)	(10.0)	(9.0)

By-product revenue[2,7]	0.3	0.7	0.2	0.2	0.5	0.3	0.1	169.2	–	171.4	171.2

Rehabilitation, amortisation and interest	(0.2)	(5.5)	(1.3)	(0.2)	(4.4)	(1.5)	(1.3)	(3.7)	–	(18.1)	(17.9)

Sustaining capital expenditure[3,7]	(40.0)	(156.1)	(13.5)	(7.9)	(127.2)	(72.8)	(78.8)	(33.2)	(2.2)	(531.5)	(523.6)

Lease payments	–	–	–	–	(1.4)	–	–	(0.9)	–	(2.3)	(2.3)

All-in sustaining costs[4]	(319.4)	(498.9)	(147.0)	(49.1)	(331.0)	(244.7)	(259.6)	(39.8)	(19.6)	(1,908.9)	(1,859.8)

Exploration, feasibility and evaluation costs[5]	–	–	(0.4)	–	–	–	–	–	(77.8)	(78.2)	(78.2)

Non-sustaining capital expenditure[3,7]	(18.3)	–	(125.0)	(4.9)	–	–	–	–	(147.1)	(295.3)	(290.4)

All-in costs[4]	(337.7)	(498.9)	(272.3)	(54.0)	(331.0)	(244.7)	(259.6)	(39.8)	(244.6)	(2,282.3)	(2,228.3)

Gold only ounces sold (’000oz)	167.8	524.9	180.8	45.9	367.0	238.5	280.5	141.0	–	1,946.4	1,900.5

All-in sustaining costs	(319.4)	(498.9)	(147.0)	(49.1)	(331.0)	(244.7)	(259.6)	(39.8)	(19.6)	(1,908.9)	(1,859.8)

All-in sustaining costs net of by-product revenue per ounce of gold sold (US$/oz)	1,903	951	813	1,069	902	1,026	925	282	–	981	979

All-in costs	(337.7)	(498.9)	(272.3)	(54.0)	(331.0)	(244.7)	(259.6)	(39.8)	(244.6)	(2,282.3)	(2,228.3)

All-in costs net of by-product revenue per ounce of gold sold (US$)	2,012	951	1,506	1,175	902	1,026	925	282	–	1,173	1,172

[1]	Equity-accounted joint venture.
[2]	By-product revenue at Cerro Corona relates to copper. For all the other operations, by-product revenue relates to silver.
[3]

Sustaining capital expenditure represents the majority of capital expenditures at existing operations, including underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures at existing operations and is calculated as total capital expenditure of US$814.2 million per note 41 to the consolidated financial statements, less non-sustaining capital expenditures. Non-sustaining capital expenditures (or growth capital) represent capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations.

[4]	This total may not reflect the sum of the line items due to rounding.
[5]	Includes exploration, feasibility and evaluation and share of equity-accounted losses of Far Southeast Gold Resources Incorporated (“FSE”).
[6]	Other includes offshore structure costs and management fees.
[7]	Based on information underlying the audited consolidated annual financial statements of Gold Fields Limited for the year ended 31 December 2020.

AFR-72

Gold Fields Annual Financial Report including Governance Report	2020

	United States Dollar

	AISC and AIC, gross of by-product revenue per ounce of gold (ORIGINAL INTERPRETATION)

	For the year ended 31 December 2018

Figures in millions unless otherwise stated	South Deep	Tarkwa	Damang	Asanko[1]	St Ives	Agnew	Granny Smith	Cerro Corona	Corporate and projects	Total Group including equity- accounted joint venture	Total Group excluding equity- accounted joint venture

All-in sustaining costs (per table above)	(319.4)	(498.9)	(147.0)	(49.1)	(331.0)	(244.7)	(259.6)	(39.8)	(19.6)	(1,908.9)	(1,859.8)

Add back by-product revenue[2,4]	(0.3)	(0.7)	(0.2)	(0.2)	(0.5)	(0.3)	(0.1)	(169.2)	–	(171.4)	(171.2)

All-in sustaining costs gross of by-product revenue[3]	(319.7)	(499.6)	(147.2)	(49.3)	(331.5)	(245.0)	(259.7)	(209.0)	(19.6)	(2,080.3)	(2,031.0)
All-in costs (per table above)	(337.7)	(498.9)	(272.3)	(54.0)	(331.0)	(244.7)	(259.6)	(39.8)	(244.6)	(2,282.3)	(2,228.3)

Add back by-product revenue[2,4]	(0.3)	(0.7)	(0.2)	(0.2)	(0.5)	(0.3)	(0.1)	(169.2)	–	(171.4)	(171.2)

All-in costs gross of by-product revenue[3]	(338.0)	(499.6)	(272.5)	(54.2)	(331.5)	(245.0)	(259.7)	(208.9)	(244.6)	(2,453.7)	(2,399.5)
Gold equivalent ounces sold	167.8	524.9	180.8	45.9	367.0	238.5	280.5	299.1	–	2,104.5	2,058.6

All-in sustaining costs gross of by-product revenue (US$/ equivalent oz)	1,905	952	812	1,073	903	1,027	926	699	–	988	987

All-in costs gross of by-product revenue (US$ equivalent oz)	2,014	952	1,506	1,179	903	1,027	926	699	–	1,166	1,166

[1]	Equity-accounted joint venture.
[2]	By-product revenue at Cerro Corona relates to copper. For all the other operations, by-product revenue relates to silver.
[3]	This total may not reflect the sum of the line items due to rounding.
[4]	Based on information underlying the audited consolidated annual financial statements of Gold Fields Limited for the year ended 31 December 2020

AISC AND AIC (ORIGINAL INTERPRETATION)

AISC net of by-product revenues (including Asanko) decreased by 1% from US$981 per ounce of gold in 2018 to US$970 per ounce of gold in 2019, mainly due to higher gold sold and lower sustaining capital expenditure, partially offset by higher cost of sales before amortisation and depreciation. AIC net of by-product revenues (including Asanko) decreased by 9% from US$1,173 per ounce of gold in 2018 to US$1,064 per ounce of gold in 2019 due to the same reasons as for all-in sustaining costs as well as lower non-sustaining capital expenditure and lower exploration, feasibility and evaluation costs.

AISC net of by-product revenues (excluding Asanko) decreased by 2% from US$979 per ounce of gold in 2018 to US$962 per ounce of gold in 2019, mainly due to higher gold sold and lower sustaining capital expenditure, partially offset by higher cost of sales before amortisation and depreciation. AIC net of by-product revenues (including Asanko) decreased by 10% from US$1,172 per ounce of gold in 2018 to US$1,056 per ounce of gold in 2019 due to the same reasons as for all-in sustaining costs as well as lower non-sustaining capital expenditure and lower exploration, feasibility and evaluation costs.

AISC gross of by-product revenues (including Asanko) decreased marginally from US$988 per ounce of gold in 2018 to US$986 per ounce of gold in 2019, mainly due to higher gold sold and lower sustaining capital expenditure, partially offset by higher cost of sales before amortisation and depreciation. AIC gross of by-product revenues (including Asanko) decreased by 8% from US$1,166 per ounce of gold in 2018 to US$1,074 per ounce of gold in 2019 due to the same reasons as for all-in sustaining costs as well as lower non-sustaining capital expenditure and lower exploration, feasibility and evaluation costs.

AISC gross of by-product revenues (excluding Asanko) decreased by 1% from US$987 per ounce of gold in 2018 to US$979 per ounce of gold in 2019, mainly due to higher gold sold and lower sustaining capital expenditure, partially offset by higher cost of sales before amortisation and depreciation. AIC gross of by-product revenues (excluding Asanko) decreased by 8% from US$1,166 per ounce of gold in 2018 to US$1,067 per ounce of gold in 2019 due to the same reasons as for all-in sustaining costs as well as lower non-sustaining capital expenditure and lower exploration, feasibility and evaluation costs.

AFR-73

Gold Fields Annual Financial Report including Governance Report	2020

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF THE FINANCIAL STATEMENTS continued

Adjusted free cash flow and adjusted free cash flow margin (“free cash flow” or “free cash flow margin”)

Adjusted free cash flow under the existing LTIP scheme is defined as revenue (excluding by-product revenue) less AIC adjusted for non-cash share-based payments, non-cash long-term employee benefits, exploration, feasibility and evaluation costs outside of existing operations, non-sustaining capital expenditure for growth projects only, realised gains or losses on revenue hedges, redemption of Asanko preference shares and taxation paid (excluding royalties).

Adjusted free cash flow margin under the existing LTIP scheme is adjusted free cash flow divided by revenue adjusted for by-product revenue.

The adjusted FCF margin is calculated as follows:

Figures in millions unless otherwise stated	2020	2019	2018

Revenue[1]	3,748.0	2,798.9	2,406.6

Less: Cash outflow	(2,710.8)	(2,208.4)	(2,032.6)

AIC[2]	(2,258.3)	(2,112.9)	(2,228.3)

Adjusted for:

Share-based payments[3]	14.5	20.5	37.5

Long-term employee benefits[3]	51.3	9.1	1.1

Exploration outside of existing operations[2]	31.4	50.0	78.2

Non-sustaining capital expenditure[4]	102.8	137.4	272.1

Revenue hedge[5]	(411.3)	(140.6)	41.7

Redemption of Asanko preference shares	37.5	10.0	–

Long-term employee benefits payment	–	–	(17.8)

Tax paid	(278.7)	(181.9)	(217.1)

Adjusted FCF	1,037.2	590.5	374.0

Adjusted FCF margin	28%	21%	16%

[1]

Revenue less revenue from by-product revenue per AIC calculation (pages 63 to 71), being US$3,892.1 million less US$144.1 million, US$2,967.1 million less US$168.2 million and US$2,577.8 million less US$171.2 million, for 2020, 2019 and 2018 respectively.

[2]	Per AIC calculation in management discussion and analysis (per pages 63 to 71).
[3]	Per note 41 of the consolidated financial statements.
[4]	Includes non-sustaining capital expenditure for growth projects only at Damang and Salares Norte (2019 and 2018: Damang and Gruyere).
[5]	Represents realised hedges on revenue only, excludes unrealised revenue hedges as well as cost hedges.
[6]	Based on information underlying the audited consolidated annual financial statements of Gold Fields Limited for the year ended 31 December 2020.

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

Where unrefined mineral resources (such as uranium) constitute less than 10% in value of the total composite mineral resources, the royalty rate in respect of refined mineral resources may be used for all gross sales and a separate calculation of EBIT for each class of mineral resources is not required. For Gold Fields, this means that currently it will pay a royalty based on the refined minerals royalty calculation as applied to its gross revenue. The rate of royalty tax payable for 2020, 2019 and 2018 was 0.5% of revenue.

AFR-74

Gold Fields Annual Financial Report including Governance Report	2020

Ghana

Minerals are owned by the Republic of Ghana and held in trust by the President. Under the terms of the March 2016 Development Agreement (“DA”) entered into with the government of Ghana, Tarkwa and Damang have been subject to a sliding scale for royalty rates, linked to the prevailing gold price from 1 January 2021. The royalty sliding scale is as follows:

Average gold price

Low value		High value	Royalty rate

US$0.00	–	US$1,299.99	3.0%

US$1,300.00	–	US$1,449.99	3.5%

US$1,450.00	–	US$2,299.99	4.1%

US$2,300.00	–	Unlimited	5.0%

The average rate of royalty tax payable for 2020, 2019 and 2018 based on the above sliding scale was 4.1%. 3.5% and 3.0% on revenue, respectively. Asanko does not have a DA with the government and was subject to a 5% royalty tax rate for 2020, 2019 and 2018.

Australia

Royalties are payable to the state based on the amount of gold produced from a mining tenement. Royalties are payable quarterly at a fixed rate of 2.5% of the royalty value of gold sold. The royalty value of gold is the amount of gold produced during the month multiplied by the average gold spot price for the month.

Peru

Royalties and Special Mining Tax are both calculated with reference to the operating margin and ranging from 1% (for operating margins less than 10%) to 12% (for operating margins of more than 80%), or 1% of revenue, the highest of both amounts. Cerro Corona’s effective royalty and Special Mining Tax rate for 2020, 2019 and 2018 was 3.9%, 3.6% and 4.0% of operating profit, respectively.

Chile

Chile levies a royalty (referred to as the special mining income tax) on all medium to large scale mining operations in Chile. Gold Fields anticipates that its Chilean subsidiary will be treated as a large scale mineral producer. This is because it will produce annual gold equivalent ounces in excess of 50,000 metric tonnes of fine copper. The applicable mining tax percentage is calculated on a sliding scale with reference to the mining operational profit margin. The tax rate is from 5% (for operating margins equal to or less than 35%) to 14% (for operating margins of 85% or more). The mining tax payable is calculated at the applicable tax rate on the net operating income of the Chilean subsidiary. The mining tax is a deductible expense in the calculation of the Chilean corporate tax.

INCOME AND MINING TAXES

Gold Fields tax strategy and policy

The Gold Fields tax strategy is to proactively manage its tax obligations in a transparent, responsible and sustainable manner, acknowledging the differing interests of all stakeholders.

Gold Fields has invested and allocated appropriate resources in the Group tax department to ensure compliance with global tax obligations. The Group does not engage in aggressive tax planning and seeks to maintain professional real-time relationships with the relevant tax authorities. In material or complex matters, the Group would generally seek advance tax rulings, or alternatively obtain external counsel opinion.

Gold Fields has appropriate controls and procedures in place to ensure compliance with relevant tax legislation in all the jurisdictions in which it operates. This includes compliance with transfer pricing (“TP”) legislation and associated TP documentation requirements, which is governed by the Group TP policy. The Group TP policy is fully compliant with OECD guidelines and is regularly updated and benchmarked by independent experts. Uncertain tax positions are properly evaluated, and reported in terms of IFRIC 23 Uncertainty over Income Tax Treatments.

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

AFR-75

Gold Fields Annual Financial Report including Governance Report	2020

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF THE FINANCIAL STATEMENTS continued

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

The applicable formula takes the form Y = 34 – 170/x

Where:

Y = the tax rate to be determined

x = the ratio of taxable income to the total income (expressed as a percentage)

The effective mining tax rate for GFO and GFIJVH, owners of the South Deep mine, has been calculated at 29% (2019: 29% and 2018: 29%).

Ghana

Ghanaian resident entities are subject to tax on a worldwide income basis however, general source based tax principles are applied. Where income has a source in Ghana, it accrues in or is derived from Ghana. Under the terms of the Development Agreement (“DA”) entered into with the government of Ghana, Tarkwa and Damang are liable to a 32.5% corporate income tax rate. Asanko does not have a DA with the government and is subject to a 35% corporate income tax rate.

Dividends paid by Tarkwa and Damang are subject to an 8% withholding tax rate, reduced if terms and conditions of an applicable Double Tax Agreement are met.

Tarkwa and Damang are allowed to deduct 20% on a straight-line basis for capital allowances on depreciable assets (i.e. over five years). Any capital allowances which are not utilised in a particular year are added to operating losses (if any), thereby increasing operating losses and then carried forward for five years. Any operating losses carried forward are extinguished if not utilised within five years on a first in, first out basis.

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

Eight years after the introduction of TP regulations in Ghana, the Government has repealed and replaced the TP regulations with new TP regulations in 2020. The new TP rules are intended to ease the compliance burden and provide additional clarity. The tax authorities are yet to release guidance notes or updated return templates to aid in implementation and administration.

Australia

Generally, Australia imposes tax on the worldwide income (including capital gains) of all of Gold Fields’ Australian incorporated and tax resident entities. The current income tax rate for companies with turnover of A$50 million or more is 30%. Exploration expenditure is deductible in full as incurred. The Australian Uniform Capital Allowance regime allows tax deductions for the decline in value of depreciable assets and certain other capital expenditures over the effective lives of the assets acquired or constructed.

Gold Fields Australia and its eligible related Australian sister companies, together with all wholly owned Australian subsidiaries, have elected to be treated as a tax consolidated group for income taxation purposes. As a tax consolidated group, a single income tax return is lodged for the Group based on the consolidated results of all companies within the Group.

AFR-76

Gold Fields Annual Financial Report including Governance Report	2020

Withholding tax is payable on dividends, interest and royalties paid by Australian residents to non-residents. In the case of dividend payments to non-residents, withholding tax at a rate of 30% will apply. However, where the recipient of the dividend is a resident of a country with which Australia has concluded a double taxation agreement, the rate of withholding tax is generally limited to between 0% and 15%, depending on the applicable agreement and shareholding percentage. Where dividends are paid out of profits that have been subject to Australian corporate tax there is no withholding tax, regardless of whether a double taxation agreement is in place.

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

Chile

Gold Fields anticipates that its Chilean subsidiary will be subject to the 27% corporate tax rate, and that dividends paid by the Chilean subsidiary to the parent company will be subject to a 35% withholding tax rate, but that the 27% corporate tax paid will fully count as a credit against the withholding tax levied, so that the effective dividend withholding tax rate will approximate 8%.

EXCHANGE RATES

Gold Fields’ Australian and South African revenues and costs are very sensitive to the Australian Dollar/US Dollar exchange rate and the Rand/US Dollar exchange rate, because revenues are generated using a gold price denominated in US Dollar, while the costs of the Australian and South African operations are incurred principally in Australian Dollar and Rand, respectively. Depreciation of the Australian Dollar and Rand against the US Dollar reduces Gold Fields’ average costs when they are translated into US Dollar, thereby increasing the operating margin of the Australian and South African operations. Conversely, appreciation of the Australian Dollar and Rand results in Australian and South African operating costs being translated into US Dollar at a lower Australian Dollar/US Dollar exchange rate and Rand/US Dollar exchange rate, resulting in higher costs in US Dollar terms and in lower operating margins. The impact on profitability of any change in the value of the Australian Dollar and Rand against the US Dollar can be substantial. Furthermore, the exchange rates obtained when converting US Dollar to Australian Dollar and Rand are set by foreign exchange markets, over which Gold Fields has no control. In 2020, the Rand weakened by 13% against the US Dollar, from an average of R14.46 per US$1.00 in 2019 to R16.38 per US$1.00 in 2020. The Australian Dollar weakened by 1% at an average of A$1.00 per US$0.70 in 2019 to A$1.00 per US$0.69 in 2020.

With respect to its operations in Ghana and Peru, a substantial portion of Gold Fields’ operating costs (including wages) are either directly incurred in US Dollar or are translated to US Dollar. Accordingly, fluctuations in the Ghanaian Cedi and Peruvian Nuevo Soles do not materially impact operating results for the Ghana and Peru operations.

A portion of the Salares Norte project’s capital expenditure is denominated in Chilean pesos. Depreciation or appreciation of the Chilean peso against the US dollar will reduce or increase their capital expenditure when translating into US dollars. In 2020, Gold Fields entered into a foreign currency hedge to mitigate the full exchange rate exposure.

Gold Fields entered into the following currency forward contracts:

Australia foreign currency hedge

In May 2018, the Australian operations entered into Australian Dollar/US Dollar average rate forwards for a total notional US$96 million for the period January 2019 to December 2019 at an average strike price of A$/US$ 0.7517. In June 2018, further hedges were taken out for a total notional US$60 million for the same period January 2019 to December 2019 at an average strike price of A$/US$ 0.7330. In September 2018, further hedges were taken out for a total notional US$100 million for the same period January 2019 to December 2019 at an average strike price of A$/US$ 0.7182. In October 2018, further hedges were taken out for the period January 2019 to December 2019 for a notional US$60 million at an average strike price of A$/US$ 0.7075. In December 2018, further hedges were taken out for the period January 2019 to December 2019 for a notional US$50 million at an average strike price of A$/US$ 0.715.

At 31 December 2020, the mark-to-market value on the hedges was A$nil (US$nil) (2019: US$nil (US$nil)) with a realised loss of A$nil (US$nil million) (2019: A$22 million (US$14 million)), partially offset by an unrealised gain of A$nil (US$nil) (2019: A$12 million (US$7 million) for the year ended 31 December 2020.

Salares Norte foreign currency hedge

In March 2020, a total notional amount of US$544.5 million was hedged at a rate of CLP/US$836.45 for the period July 2020 to December 2022.

At 31 December 2020, the mark-to-market value on the hedge was a positive US$86 million (2019: US$nil) with a realised gain of US$5 million (2019: US$nil) and an unrealised gain of US$86 million (2019: US$nil) for the year ended 31 December 2020.

AFR-77

Gold Fields Annual Financial Report including Governance Report	2020

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF THE FINANCIAL STATEMENTS continued

INFLATION

A period of significant inflation could adversely affect Gold Fields’ results and financial condition. Further, over the past several years, production costs, especially wages and electricity costs, have increased considerably. The effect of these increases has adversely affected, and may continue to adversely affect, the profitability of Gold Fields’ South Deep operations.

To ensure sustainability and free cash flow generation, reinvesting in and upgrading the Gold Fields portfolio is essential. To achieve this, Gold Fields embarked on a period of reinvestment in 2017 and 2018. 2019 marked the end of the reinvestment programme and having reinvested close to US$1 billion in the business over this period, the Group managed to limit the cash outflow, with minimal impact on the statement of financial position. Given the high levels of capital expenditure, the Group undertook short-term hedging. For further details, refer to pages 203 to 205.

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

Gold Fields adopted the new Interpretation of the World Gold Council prospectively from 1 January 2019. To ensure comparability in 2019, capital for 2019 and 2018 was presented only using the original method. In 2020, capital expenditure for 2020 and 2019 is presented according to the new Interpretation. Only the split between sustaining and non-sustaining capital is amended. Total capital expenditure remains the same under both methods.

Group

Capital expenditure for the Group (excluding Asanko) decreased by 5%, from US$613 million in 2019 (comprising sustaining capital expenditure of US$324 million and growth capital expenditure of US$289 million) to US$584 million in 2020 (comprising sustaining capital expenditure of US$409 million and growth capital expenditure of US$175 million). Set out below are the capital expenditures made by Gold Fields during 2020. Also, refer to “Cash flows from investing activities” section.

The growth capital expenditure (excluding Asanko) of US$175 million in 2020 comprised South Deep of R86 million (US$5 million), Damang of US$6 million, Cerro Corona of US$26 million, St Ives of A$17 million (US$12 million), Agnew of A$12 million (US$9 million), Granny Smith of A$28 million (US$19 million), Gruyere of A$2 million (US$1 million) and Salares Norte of US$97 million. The growth capital expenditure of US$289 million in 2019 comprised Damang of US$71 million, Cerro Corona of US$12 million, St Ives of A$75 million (US$52 million), Agnew of A$58 million (US$41 million), Granny Smith of A$67 million (US$46 million) and Gruyere of A$96 million (US$67 million).

South African operation

Gold Fields spent R804 million (US$49 million) on capital expenditure at South Deep in 2020 and has budgeted approximately R1,234 million (US$71 million) for capital expenditure at South Deep in 2021. The capital expenditure of R804 million (US$49 million) in 2020 comprised sustaining capital expenditure of R718 million (US$44 million) and growth capital expenditure of R86 million (US$5 million). The budgeted capital expenditure of R1,234 million (US$79 million) comprises sustaining capital expenditure of R889 million (US$57 million) and growth capital expenditure of R345 million (US$22 million).

Ghanaian operations

Gold Fields spent US$147 million on capital expenditure at Tarkwa in 2020 and has budgeted US$174 million for capital expenditure at Tarkwa for 2021. The total spend relates to sustaining capital expenditure.

Gold Fields spent US$20 million on capital expenditure at Damang in 2020 and has budgeted US$23 million of capital expenditure at Damang for 2021. The expenditure of US$20 million in 2020 comprised sustaining capital expenditure of US$14 million and growth capital expenditure of US$6 million. The budgeted capital expenditure of US$23 million comprises sustaining capital expenditure of US$13 million and growth capital expenditure of US$10 million.

AFR-78

Gold Fields Annual Financial Report including Governance Report	2020

The capital expenditure at Asanko for 2020 was US$31 million. The capital expenditure of US$31 million in 2020 comprised sustaining capital expenditure of US$13 million and growth capital expenditure of US$18 million. Budgeted capital expenditure for Asanko will be updated later in the year when a new and approved business plan is provided by Galiano Gold Inc. to the Group.

Peruvian operation

Gold Fields spent US$50 million on capital expenditure at Cerro Corona in 2020 and has budgeted US$58 million for capital expenditure at Cerro Corona for 2021. The capital expenditure of US$50 million in 2020 comprised US$24 million sustaining capital expenditure and US$26 million growth capital. The budgeted capital expenditure of US$58 million comprises sustaining capital expenditure of US$30 million and growth capital expenditure of US$28 million.

Australian operations

Gold Fields spent A$107 million (US$74 million) on capital expenditure at St Ives in 2020 and has budgeted A$129 million (US$97 million) for capital expenditure at St Ives in 2021. The capital expenditure of A$107 million (US$74 million) in 2020 comprised A$90 million (US$62 million) sustaining capital expenditure and A$17 million (US$12 million) growth capital. The budgeted capital expenditure of A$129 million (US$97 million) comprises sustaining capital expenditure of A$110 million (US$83 million) and growth capital expenditure of A$19 million (US$14 million).

Gold Fields spent A$75 million (US$52 million) on capital expenditure at Agnew in 2020 and has budgeted A$113 million (US$85 million) for capital expenditure at Agnew for 2021. The capital expenditure of A$75 million (US$52 million) in 2020 comprised A$63 million (US$43 million) sustaining capital expenditure and A$12 million (US$9 million) growth capital. The budgeted capital expenditure of A$113 million (US$85 million) comprises sustaining capital expenditure of A$72 million (US$54 million) and growth capital expenditure of A$41 million (US$31 million).

Gold Fields spent A$96 million (US$66 million) on capital expenditure at Granny Smith in 2020 and has budgeted A$147 million (US$110 million) for capital expenditure at Granny Smith for 2021. The capital expenditure of A$96 million (US$66 million) in 2020 comprised A$69 million (US$47 million) sustaining capital expenditure and A$28 million (US$19 million) growth capital. The budgeted capital expenditure of A$147 million (US$110 million) comprises sustaining capital expenditure of A$116 million (US$87 million) and growth capital expenditure of A$31 million (US$23 million).

Gold Fields spent A$41 million (US$28 million) on capital expenditure at the Gruyere Gold project in 2020 and has budgeted A$57 million (US$43 million) for capital expenditure for 2021. The capital expenditure of A$41 million (US$28 million) in 2020 comprised A$39 million (US$27 million) sustaining capital and A$2 million (US$1 million) growth capital. The budgeted capital expenditure of A$57 million (US$43 million) comprises sustaining capital expenditure of A$54 million (US$41 million) and growth capital of A$3 million (US$2 million).

Chilean operation

Gold Fields spent US$97 million on capital expenditure at Salares Norte in 2020 and has budgeted US$508 million for capital expenditure at Salares Norte for 2021. Total spend in 2020 and budgeted capital expenditure for 2021 relate to growth capital.

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

SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

Gold Fields’ significant accounting policies are more fully described in the accounting policies to its consolidated financial statements included in this Annual Financial Report. Some of Gold Fields’ accounting policies require the application of significant judgements and estimates by management that can affect the amounts reported in the consolidated financial statements. By their nature, these judgements are subject to a degree of uncertainty and are based on Gold Fields’ historical experience, terms of existing contracts, management’s view on trends in the gold mining industry, information from outside sources and other assumptions that Gold Fields considers to be reasonable under the circumstances. Actual results could differ from these estimates under different assumptions or conditions. Refer to the accounting policies, pages 133 to 155, to the consolidated financial statements included elsewhere in this Annual Financial Report for the more significant areas requiring the use of management judgements and estimates.

RESULTS FOR THE PERIOD – YEARS ENDED 31 DECEMBER 2020 AND 31 DECEMBER 2019

Profit attributable to owners of the parent for the Group increased by 346% from US$162 million (or US$0.20 per share) in 2019 to US$723 million (or US$0.82 per share) in 2020.

The reasons for this increase are discussed on the following page.

AFR-79

Gold Fields Annual Financial Report including Governance Report	2020

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF THE FINANCIAL STATEMENTS continued

Revenue

Revenue increased by 31% from US$2,967 million in 2019 to US$3,892 million in 2020. The increase in revenue of US$925 million was due to the higher gold price and higher gold sold.

The average US Dollar gold price achieved by the Group increased by 27% from US$1,388 per equivalent ounce in 2019 to US$1,768 per equivalent ounce in 2020. The average Rand gold price increased by 41% from R659,111 per kilogram in 2019 to R928,707 per kilogram in 2020. The average Australian Dollar gold price increased by 27% from A$2,007 per ounce in 2019 to A$2,551 per ounce in 2020. The average US Dollar gold price for the Ghanaian operations (including Asanko) increased by 28% from US$1,384 per ounce in 2019 to US$1,766 per ounce in 2020 and the average US Dollar gold price for the Ghanaian operations (excluding Asanko) increased by 28% from US$1,387 per ounce in 2019 to US$1,773 per ounce in 2020. The average equivalent US Dollar gold price, net of treatment and refining charges, for Cerro Corona increased by 34% from US$1,344 per equivalent ounce in 2019 to US$1,795 per equivalent ounce in 2020. The average US Dollar/Rand exchange rate weakened by 13% from R14.46 in 2019 to R16.38 in 2020. The average Australian/US Dollar exchange rate weakened by 1% from A$1.00 = US$0.70 in 2018 to A$1.00 = US$0.69 in 2019.

Gold sales from operations (excluding Asanko) increased by 3% from 2,137,800 equivalent ounces in 2019 to 2,202,100 equivalent ounces in 2020. Gold sales at the South African operation increased by 2% from 6,907 kilograms (222,100 ounces) in 2019 to 7,056 kilograms (226,900 ounces) in 2020. Gold sales at the Ghanaian operations (excluding Asanko) increased by 3% from 727,400 ounces in 2019 to 749,200 ounces in 2020. Gold equivalent sales at the Peruvian operation (Cerro Corona) decreased by 31% from 296,900 equivalent ounces in 2019 to 205,500 equivalent ounces in 2020. At the Australian operations, gold sales increased by 14% from 891,400 ounces in 2019 to 1,020,500 ounces in 2020. As a general rule, Gold Fields sells all the gold it produces.

	2020			2019

	Revenue US$ million	Gold sold ’000oz	Gold produced ’000oz	Revenue US$ million	Gold sold ’000oz	Gold produced ’000oz

South Deep	400.1	226.9	226.9	314.8	222.1	222.1
Tarkwa	927.7	526.3	526.3	720.4	519.1	519.1
Damang	400.8	223.0	223.0	288.3	208.4	208.4
Asanko[1]	188.2	109.7	112.5	153.3	112.0	113.0
Cerro Corona	368.8	205.5	207.1	399.0	296.9	292.7
St Ives	691.4	393.8	384.9	505.0	363.3	370.6
Agnew	411.5	233.5	233.3	304.6	219.6	219.4
Granny Smith	466.4	265.2	269.6	383.8	274.8	274.8
Gruyere – 50%	225.4	128.0	129.1	51.2	33.7	49.5
Total Group (including Asanko)	4,080.2	2,311.8	2,312.4	3,120.4	2,249.8	2,269.5
Total Group (excluding Asanko)	3,892.1	2,202.1	2,200.0	2,967.1	2,137.8	2,156.5

[1]	Equity-accounted joint venture. Included above for information only, not included in revenue for the Group.

At South Deep in South Africa, gold sales increased by 2% from 6,907 kilograms (222,100 ounces) in 2019 to 7,056 kilograms (226,900 ounces) in 2020 due to the productivity improvement programmes introduced in 2019 starting to bear fruit, despite the operation being negatively impacted by Covid-19 restrictions. It is estimated that South Deep lost approximately 32,000 ounces due to Covid-19 related stoppages in 2020, partially offset by 10 additional production days as a result of the change in the production calendar.

At the Ghanaian operations, gold sales at Tarkwa increased by 1% from 519,100 ounces in 2019 to 526,300 ounces in 2020 mainly due to higher tonnes milled. The higher tonnes milled were mainly due to the 10 additional production days as a result of the change in the production calendar. Damang’s gold sales increased by 7% from 208,400 ounces in 2019 to 223,000 ounces in 2020 mainly due to higher yield and mill throughput due to the 10 additional production days as a result of the change in the production calendar. Gold sales at Asanko decreased by 2% from 112,000 ounces in 2019 to 109,700 ounces in 2020 mainly due to lower yield (Asanko is an equity-accounted joint venture and not included in the Group or Ghanaian operation’s figures).

AFR-80

Gold Fields Annual Financial Report including Governance Report	2020

At Cerro Corona in Peru, copper sales decreased by 23% from 31,452 tonnes in 2019 to 24,114 tonnes in 2020, while gold sales decreased by 25% from 159,706 ounces in 2019 to 120,176 ounces in 2020 both mainly explained by lower head grades processed as lower grade stockpiles were used to supplement fresh ore mined due to the Covid-19 restrictions. As a consequence, gold equivalent sales decreased by 31% from 296,900 ounces in 2019 to 205,500 ounces in 2020 mainly due to lower gold and copper grades processed, together with a lower price factor. The price factor was 3.5 in 2020 compared to 4.4 in 2019. It is estimated that Cerro Corona lost approximately 46,000 ounces due to Covid-19 related stoppages and 22,000 ounces due to the lower price factor, partially offset by 10 additional production days as a result of the change in the production calendar in 2020.

At the Australian operations, gold sales at St Ives increased by 8% from 363,300 ounces in 2019 to 393,800 ounces in 2020 with an 8% increase in tonnes milled, partially offset by a 4% decrease in yield. The higher tonnes milled were mainly due to the 10 additional production days as a result of the change in the production calendar. At Agnew, gold sales increased by 6% from 219,600 ounces in 2019 to 233,500 ounces in 2020 due to increased ore tonnes processed mainly due to the 10 additional production days as a result of the change in the production calendar. At Granny Smith, gold sales decreased by 3% from 274,800 ounces in 2019 to 265,200 ounces in 2020 due to 2% reduction in tonnes milled compared to 2019. At Gruyere, gold sales increased by 280% from 33,700 ounces in 2019 to 128,000 in 2020. Production commenced in July 2019, with commercial levels of production achieved by the end of September 2019.

Cost of sales

Cost of sales, which comprises cost of sales before gold inventory change and amortisation and depreciation, gold inventory change and amortisation and depreciation, increased by 6% from US$2,034 million in 2019 to US$2,150 million in 2020. The reasons for this increase are described below.

Cost of sales before gold inventory change and amortisation and depreciation

Cost of sales before gold inventory change and amortisation and depreciation increased by 6% from US$1,467 million in 2019 to US$1,555 million in 2020.

At South Deep in South Africa, cost of sales before gold inventory change and amortisation and depreciation increased by 5% from R3,556 million (US$246 million) in 2019 to R3,722 million (US$227 million) in 2020. This increase of R166 million was mainly due to increased volumes mined and processed as well as inflationary increases.

At the Ghanaian operations (excluding Asanko), cost of sales before gold inventory change and amortisation and depreciation increased by 10% from US$480 million in 2019 to US$528 million in 2020. At Tarkwa, cost of sales before gold inventory change and amortisation and depreciation decreased by 11% from US$330 million in 2019 to US$295 million in 2019 mainly due to a reduction in ore mined (3Mt) and operational waste tonnes mined (13Mt) as the focus was on capital waste stripping. At Damang, cost of sales before gold inventory change and amortisation and depreciation increased by 55% from US$150 million in 2019 to US$233 million in 2020 mainly due to a 10Mt increase in operational waste tonnes mined (capital waste tonnes decreased by 17Mt) following the intersection of the main orebody. At Asanko, cost of sales before gold inventory change and amortisation and depreciation increased by 20% from US$89 million in 2019 to US$107 million in 2020 mainly due to an increase in ore mined (1Mt) and operational waste tonnes mined (17Mt).

At Cerro Corona in Peru, cost of sales before gold inventory change and amortisation and depreciation decreased by 6% from US$168 million in 2019 to US$158 million in 2020 mainly due to a 4Mt decrease in operational tonnes mined.

At the Australian operations, cost of sales before gold inventory change and amortisation and depreciation increased by 13% from A$822 million (US$572 million) in 2019 to A$931 million (US$642 million) in 2020 mainly due to the inclusion of Gruyere for a full year in 2020 with the mine reaching commercial levels of production at the end of September 2019, increased costs of operating at depth at Granny Smith and increased underground volumes at St Ives. At St Ives, cost of sales before gold inventory change and amortisation and depreciation increased by 5% from A$333 million (US$232 million) in 2019 to A$349 million (US$241 million) in 2020 mainly due to increased volume mined at the underground mines, partially offset by decreased volume mined at the open pit as the transition to underground mining continued. At Agnew, cost of sales before gold inventory change and amortisation and depreciation decreased by 4% from A$237 million (US$165 million) in 2019 to A$228 million (US$157 million) in 2020 mainly due to reduced underground mining costs at Waroonga as mining activities transitioned to the Kath and Waroonga North ore bodies located higher in the mine. At Granny Smith, cost of sales before gold inventory change and amortisation and depreciation increased by 9% from A$226 million (US$157 million) in 2019 to A$247 million (US$170 million) in 2020. With the mining of deeper ore zones additional cost was incurred for paste fill, support and hauling. Furthermore, additional contractor labour cost and employee flight and accommodation cost were incurred in 2020 due to the Covid-19 pandemic. Cost of sales before gold inventory change and amortisation and depreciation for Gruyere increased by 282% from A$28 million (US$19 million) in 2019 to A$107 million (US$73 million) in 2020. Gold production at Gruyere commenced in July 2019, with commercial production achieved by the end of September 2019. Net costs after gold sales prior to commercial levels of production were capitalised.

AFR-81

Gold Fields Annual Financial Report including Governance Report	2020

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF THE FINANCIAL STATEMENTS continued

Gold inventory change

The gold inventory credit to costs increased by 53% from US$43 million in 2019 to US$66 million in 2020.

At South Deep, the gold inventory credit to costs of R54 million (US$4 million) in 2019 compared with a charge to costs of R29 million (US$2 million) in 2020, due to a buildup of gold in circuit in 2020 compared with a drawdown of gold in circuit at the end of 2019.

At Tarkwa, the gold inventory credit to costs of US$14 million in 2019 compared with a charge to costs of US$2 million in 2020. In 2020, Tarkwa supplemented ore feed to the plant with lower grade stockpile material. In 2019, higher ore volumes were mined and more medium grade ore was stockpiled.

At Damang, the gold inventory credit to costs increased by 578% from US$9 million in 2019 to US$61 million in 2020, due to more lower grade ore added to the stockpile in 2020 compared to 2019.

At Asanko, the gold inventory charge to costs of US$2 million in 2019 compared with a credit to costs of US$13 million in 2020, due to a buildup of stockpiles in 2020 as a result of additional lower grade ore tonnes mined.

At Cerro Corona, the gold inventory credit to costs decreased by 33% from US$6 million in 2019 to US$4 million In 2020, both due to a lower buildup of stockpiles in line with the new life extension plan in which ore will be stockpiled for the first few years until the in-pit tailings process commences.

At St Ives, the credit to costs increased by 150% from A$4 million (US$3 million) in 2019 to A$10 million (US$7 million) in 2020, both due to a buildup of stockpiles.

At Agnew, the credit to costs of A$4 million (US$3 million) in 2019 compared with a charge to costs of A$8 million (US$5 million) in 2020, due to a buildup of stockpiles in 2019 compared to a drawdown of stockpiles in 2020.

At Granny Smith, the charge to costs of A$1 million (US$nil) in 2019 compared to a credit to costs of A$5 million (US$3 million) in 2020, due to a drawdown of stockpiles in 2019 compared to a buildup of stockpiles in 2020.

At Gruyere, the credit to costs decreased by 100% from A$8 million (US$5 million) in 2019 to A$nil (US$nil) in 2020. This was due to ore tonnes mined being in line with tonnes processed in 2020 compared to a buildup of stockpiles in 2019 while construction was completed.

Amortisation and depreciation

Amortisation and depreciation is calculated on the units-of-production method and is based on current gold production as a percentage of total expected gold production over the lives of the different mines based on proved and probable reserves.

The table on the following page depicts the changes from 31 December 2019 to 31 December 2020 for proved and probable managed gold and equivalent reserves and for the life-of-mine for each operation and the resulting impact on the amortisation charge in 2020. The amortisation in 2020 was based on the reserves as at 31 December 2019. The life-of-mine information is based on the operations’ strategic plans, adjusted for proved and probable reserve balances. In basic terms, amortisation is calculated using the life-of-mine for each operation, which is based on: (1) the proved and probable reserves for the operation at the start of the relevant year (which are taken to be the same as at the end of the prior fiscal year and using reserves); and (2) the amount of gold produced by the operation during the year. The ore reserve statement as at 31 December 2020 became effective on 1 January 2021.

AFR-82

Gold Fields Annual Financial Report including Governance Report	2020

	Proved and probable mineral reserves as of			Life-of-mine		Amortisation for the year ended

	31 December 2020 ’000oz	31 December 2019 ’000oz	31 December 2018 ’000oz	31 December 2020 years	31 December 2019 years	31 December 2020 US$ million	31 December 2019 US$ million

South Africa region
South Deep[1]	34,800	32,800	32,800	86	75	29.1	32.9
West Africa region
Tarkwa[2]	6,100	5,900	5,800	14	14	168.2	181.8
Damang[3]	1,000	1,300	1,600	5	6	75.6	53.9
South America region
Cerro Corona[4]	2,586	3,000	3,400	10	13	77.6	92.6
Salares Norte	4,049	4,049	4,049	12	11.5	–	–
Australia region
St Ives	2,700	2,300	1,700	8	9	113.4	105.0
Agnew	900	800	600	5	4	65.6	62.9
Granny Smith	2,200	2,100	2,200	10	13	61.2	55.4
Gruyere[5]	1,700	1,800	1,900	9	11	58.5	14.5
Corporate and other	–	–	–	–	–	12.0	11.0
Total reserves[6]	56,035	54,049	54,049			661.3	610.0

[1]

As of 31 December 2018, 31 December 2019 and 31 December 2020, 90.8%, 90.7% and 90.5% of mineral reserves amounting to 29.772 million ounces, 29.763 million ounces and 31.538 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to future non-controlling shareholders in the South Deep operation in terms of the South Deep BEE transaction.

[2]

As of 31 December 2018, 31 December 2019 and 31 December 2020, 90% of mineral reserves amounting to 5.200 million ounces, 5.305 million ounces and 5.486 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to non-controlling shareholders in the Tarkwa operation.

[3]

As of 31 December 2018, 31 December 2019 and 31 December 2020, 90% of mineral reserves amounting to 1.454 million ounces, 1.214 million ounces and 0.928 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to non-controlling shareholders in the Damang operation. Damang has commenced studies on a further Damang pit cutback, which has the potential to extend the life-of-mine beyond 2025 by a further four years.

[4]

As of 31 December 2018, 31 December 2019 and 31 December 2020, 99.53% of mineral reserves amounting to 3.342 million ounces, 2.984 million ounces and 2.574 million ounces of equivalent gold were attributable to Gold Fields, with the remainder attributable to non-controlling shareholders in the Cerro Corona operation.

[5]	As of 31 December 2018, 31 December 2019 and 31 December 2020, mineral reserves at Gruyere represent the 50% portion attributable to Gold Fields only.
[6]

As of 31 December 2018, 31 December 2019 and 31 December 2020, reserves of 50.258 million ounces, 52.384 million ounces and 52.061 million ounces of equivalent gold, respectively, were attributable to Gold Fields, with the remainder attributable to non-controlling shareholders in the Ghanaian and Peruvian operations.

Amortisation and depreciation increased by 8% from US$610 million in 2019 to US$661 million in 2020.

At South Deep in South Africa, amortisation and depreciation remained flat at R476 million (2020: US$29 million and 2019: US$33 million).

At the Ghanaian operations (excluding Asanko), amortisation and depreciation increased by 3% from US$236 million in 2019 to US$244 million in 2020. Tarkwa decreased by 8% from US$182 million in 2019 to US$168 million in 2020 mainly due to lower ounces mined. Damang increased by 41% from US$54 million in 2019 to US$76 million in 2020 mainly due to the higher ounces mined in the Damang Pit Cutback in 2020.

At Cerro Corona in Peru, amortisation and depreciation decreased by 16% from US$93 million in 2019 to US$78 million in 2020. This decrease was mainly due to lower ounces mined.

At the Australian operations, amortisation and depreciation increased by 27% from A$342 million (US$238 million) in 2019 to A$433 million (US$299 million) in 2020. At St Ives, amortisation and depreciation increased by 9% from A$151 million (US$105 million) in 2019 to A$165 million (US$113 million) in 2020 mainly due to increased ounces mined at the Hamlet and Invincible underground mines. At Agnew, amortisation and depreciation increased by 6% from A$90 million (US$63 million) in 2019 to A$95 million (US$66 million) in 2020 mainly due to increased amortisation on the power facility, gas pipeline and camp as a result of a full year depreciation included In 2020. At Granny Smith, amortisation and depreciation increased by 11% from A$80 million (US$55 million) in 2019 to A$89 million (US$61 million) in 2020 mainly due to an increased cost base with a lower reserve base at the Wallaby underground mine. At Gruyere, amortisation and depreciation increased by 305% from A$21 million (US$15 million) in 2019 to A$85 million (US$59 million) in 2020. Gold production commenced in July 2019, with commercial levels of production achieved by the end of September 2019.

AFR-83

Gold Fields Annual Financial Report including Governance Report	2020

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF THE FINANCIAL STATEMENTS continued

All-in sustaining and total all-in costs

The following table sets out for each operation and the Group, total gold sales in ounces, all-in sustaining costs and total all-in costs, net of by-product revenue, in US$/oz for 2020 and 2019:

	2020			2019

Figures in thousands unless otherwise stated	Gold only ounces sold	All-in sustaining costs – US$/oz	Total all-in costs – US$/oz	Gold only ounces sold	All-in sustaining costs – US$/oz	Total all-in costs – US$/oz

South Deep	226.9	1,237	1,260	222.1	1,259	1,259

South African operation	226.9	1,237	1,260	222.1	1,259	1,259

Tarkwa	526.3	1,017	1,017	519.1	958	958

Damang	223.0	1,008	1,035	208.4	809	1,147

Asanko[1]	109.7	1,114	1,316	112.0	1,112	1,214

Ghanaian operations	858.9	1,027	1,060	839.5	942	1,039

Cerro Corona[2]	120.2	484	715	159.7	381	472

Peruvian operation	120.2	484	715	159.7	381	472

St Ives	393.8	843	873	363.3	818	963

Agnew	233.5	1,017	1,053	219.6	967	1,152

Granny Smith	265.2	938	1,010	274.8	752	922

Gruyere – 50%	128.0	921	931	33.7	683	684

Australian operations	1,020.5	917	957	891.4	829	986

Total Group (including Asanko)	2,226.4	977	1,079	2,112.6	897	1,064

Total Group (excluding Asanko)	2,116.7	970	1,067	2,000.6	885	1,056

All-in costs are calculated in accordance with the World Gold Council Industry standard. Refer to pages 63 to 71 for detailed calculations and discussion of AIC.

[1]	Equity-accounted joint venture.
[2]	Gold sold at Cerro Corona excludes copper equivalents of 137,194 ounces in 2019 and 85,324 ounces in 2020.

Figures above may not add as they are rounded independently.

AISC and AIC (NEW INTERPRETATION)

AISC net of by-product revenues (including Asanko) increased by 9% from US$897 per ounce of gold in 2019 to US$977 per ounce of gold in 2020, mainly due to higher sustaining capital expenditure, higher cost of sales before amortisation and depreciation and higher royalties (due to higher gold price realised), partially offset by higher gold sold. AIC net of by-product revenues (including Asanko) increased by 1% from US$1,064 per ounce of gold in 2019 to US$1,079 per ounce of gold in 2020 due to higher cost of sales before amortisation and depreciation, higher sustaining capital expenditure and higher royalties, partially offset by higher gold sold and lower non-sustaining capital expenditure.

AISC net of by-product revenues (excluding Asanko) increased by 10% from US$885 per ounce of gold in 2019 to US$970 per ounce of gold in 2020, mainly due to higher sustaining capital expenditure, higher cost of sales before amortisation and depreciation and higher royalties (due to higher gold price realised), partially offset by higher gold sold. AIC net of by-product revenues (excluding Asanko) increased by 1% from US$1,056 per ounce of gold in 2019 to US$1,067 per ounce of gold in 2020 due to higher cost of sales before amortisation and depreciation, higher sustaining capital expenditure and higher royalties, partially offset by higher gold sold and lower non-sustaining capital expenditure.

At South Deep in South Africa, all-in sustaining costs increased by 11% from R585,482 per kilogram (US$1,259 per ounce) in 2019 to 651,514 per kilogram (US$1,237 per ounce) in 2020 due to higher cost of sales before amortisation and depreciation and higher sustaining capital expenditure, partially offset by higher gold sold. The total all-in cost increased by 13% from R585,482 per kilogram (US$1,259 per ounce) in 2019 to R663,635 per kilogram (US$1,260 per ounce) in 2020 due to the same reasons as for all-in sustaining costs as well as higher non-sustaining capital expenditure.

At the Ghanaian operations, all-in sustaining costs increased by 9% from US$942 per ounce in 2019 to US$1,027 per ounce in 2020 and total all-in cost increased by 2% from US$1,039 per ounce in 2019 to US$1,060 per ounce in 2020. At Tarkwa,

AFR-84

Gold Fields Annual Financial Report including Governance Report	2020

all-in sustaining costs and total all-in costs increased by 6% from US$958 per ounce in 2019 to US$1,017 per ounce in 2020 due to higher royalty tax (related to the higher gold price received) and higher capital expenditure, partially offset by higher gold sold and lower cost of sales before amortisation and depreciation. At Damang, all-in sustaining costs increased by 25% from US$809 per ounce in 2019 to US$1,008 per ounce in 2020 due to higher sustaining capital expenditure, higher cost of sales before amortisation and depreciation and higher royalty tax (related to the higher gold price received), partially offset by higher gold sold. All-in costs decreased by 10% from US$1,147 per ounce in 2019 to US$1,035 per ounce in 2020 due to lower non-sustaining capital and higher gold sold partially offset by higher sustaining capital expenditure, higher cost of sales before amortisation and depreciation and higher royalty tax (related to the higher gold price received). At Asanko, all-in sustaining costs increased marginally from US$1,112 in 2019 to US$1,114 in 2020. All-in costs increased by 8% from US$1,214 in 2019 to US$1,316 in 2020 due to an increase in cost of sales before amortisation and depreciation (driven by the 44% higher tonnes mined in 2020) and higher non-sustaining capital.

At Cerro Corona in Peru, all-in sustaining costs increased by 27% from US$381 per ounce in 2019 to US$484 per ounce in 2020 mainly due to lower by-product credits as a result of lower copper sold, lower gold sold and additional Covid-19-related expenditure, partially offset by lower cost of sales before amortisation and depreciation and lower sustaining capital expenditure. All-in cost per ounce increased by 51% from US$472 per equivalent ounce in 2019 to US$715 per equivalent ounce in 2020 mainly due to the same reasons for all-in sustaining cost and higher non-sustaining capital. All-in cost per equivalent ounce increased by 38% from US$810 per equivalent ounce in 2019 to US$1,119 per equivalent ounce in 2020 due to lower equivalent ounces sold, partially offset by lower cost of sales before amortisation and depreciation and lower capital expenditure.

At the Australian operations, all-in sustaining costs increased by 12% from A$1,192 per ounce (US$829 per ounce) in 2019 to A$1,331 per ounce (US$917 per ounce) in 2020. All-in costs decreased by 2% from A$1,418 per ounce (US$986 per ounce) in 2019 to A$1,388 per ounce (US$957 per ounce) in 2020. At St Ives, all-in sustaining costs increased by 4% from A$1,176 per ounce (US$818 per ounce) in 2019 to A$1,223 per ounce (US$843 per ounce) in 2020 mainly due to higher sustaining capital expenditure, higher cost of sales before amortisation and depreciation and higher royalty tax (related to the higher gold price received), partially offset by increased gold sold. All-in costs decreased by 9% from A$1,385 per ounce (US$963 per ounce) in 2019 to A$1,266 per ounce (US$873 per ounce) in 2020 mainly due to lower capital expenditure and increased gold sold, partially offset by higher cost of sales before amortisation and depreciation and higher royalty tax (related to the higher gold price received). At Agnew, all-in sustaining costs increased by 6% from A$1,391 per ounce (US$967 per ounce) in 2019 to A$1,475 per ounce (US$1,017 per ounce) in 2020 due to higher sustaining capital expenditure, higher cost of sales before amortisation and depreciation and higher royalty tax (related to the higher gold price received), partially offset by increased gold sold. All-in costs decreased by 8% from A$1,656 per ounce (US$1,152 per ounce) in 2019 to A$1,528 per ounce (US$1,053 per ounce) in 2020 due to lower capital expenditure and increased gold sold, partially offset by increased cost of sales before amortisation and depreciation and higher royalty tax (related to the higher gold price received). At Granny Smith, all-in sustaining costs increased by 26% from A$1,081 per ounce (US$752 per ounce) in 2019 to A$1,360 per ounce (US$938 per ounce) in 2020. With the mining of deeper ore zones additional cost was incurred for paste fill, support and hauling. Furthermore, additional contractor labour cost and employee flight and accommodation cost were incurred in 2020 due to the Covid-19 pandemic. In addition to the production cost increases, royalty tax was also higher as a result of the higher gold price received. The gold sold was lower and sustaining capital expenditure was higher. All-in costs increased by 11% from A$1,325 per ounce (US$922 per ounce) in 2019 to A$1,465 per ounce (US$1,010 per ounce) in 2020 mainly due to the same reasons for all-in sustaining cost, partially offset by lower non-sustaining capital. At Gruyere, all-in sustaining costs increased by 37% from A$976 per ounce (US$683 per ounce) in 2019 to A$1,337 per ounce (US$921 per ounce) in 2020 due to higher cost of sales before amortisation and depreciation and higher sustaining capital, partially offset by higher gold sold. All-in costs increased by 38% from A$977 per ounce (US$684 per ounce) in 2019 to A$1,350 per ounce (US$931 per ounce) in 2020 due to the same reasons as all-in sustaining costs.

Investment income

Income from investments increased by 29% from US$7 million in 2019 to US$9 million in 2020. The increase was mainly due to higher cash balances in 2020.

The investment income in 2020 of US$9 million comprised US$1 million interest on monies invested in the South African rehabilitation trust fund and US$8 million interest on other cash and cash equivalent balances.

The investment income in 2019 of US$7 million comprised US$1 million interest on monies invested in the South African rehabilitation trust fund and US$6 million interest on other cash and cash equivalent balances.

Interest received on the South African rehabilitation trust fund remained flat at US$1 million.

Interest on other cash balances increased by 33% from US$6 million in 2019 to US$8 million in 2020 mainly due to higher cash balances in 2020.

AFR-85

Gold Fields Annual Financial Report including Governance Report	2020

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF THE FINANCIAL STATEMENTS continued

Finance expense

Finance expense increased by 25% from US$102 million in 2019 to US$127 million in 2020.

The finance expense of US$127 million in 2020 comprised US$11 million relating to the accretion of the environmental rehabilitation liability, US$2 million relating to the unwinding of the silicosis provision, US$22 million lease interest and US$105 million on various Group borrowings, partially offset by borrowing costs capitalised of US$13 million.

The finance expense of US$102 million in 2019 comprised US$12 million relating to the accretion of the environmental rehabilitation liability, US$1 million relating to the unwinding of the silicosis provision, US$18 million lease interest and US$114 million on various Group borrowings, partially offset by borrowing costs capitalised of US$43 million.

The environmental rehabilitation liability accretion expense decreased by 8% from US$12 million in 2019 to US$11 million in 2020.

The unwinding of the silicosis provision increased by 50% from US$1 million in 2019 to US$2 million in 2020 due to a change in the expected timing of the cash flows, as well as a decrease in the discount rate.

The interest expense on lease liability increased by 22% from US$18 million in 2019 to US$22 million in 2020 due to additional leases capitalised in 2020.

Below is an analysis of the components making up the interest on the various Group borrowings, stated on a comparative basis:

	United States Dollar

Figures in millions unless otherwise stated	2020	2019

Interest on borrowings to fund capital expenditure and operating costs at the South African operation	2	7

Interest on US$1 billion notes issue	24	36

Interest on US$500 million 5-year notes issue	27	16

Interest on US$500 million 10-year notes issue	32	18

Interest on US$100 million revolving senior secured credit facility	2	3

Interest on US$150 million revolving senior secured credit facility	3	4

Interest on A$500 million syndicated revolving credit facility	7	12

Interest on US$1,290 million term loan and revolving credit facilities	–	15

Interest on US$1,200 million term loan and revolving credit facilities	8	2

Other interest charges	–	1

	105	114

Interest on borrowings to fund capital expenditure and operating costs at the South African operation decreased by 71% from US$7 million in 2019 to US$2 million in 2020 due to total repayment of South African borrowings in 2019. The US$2 million in 2020 relates to commitment fees incurred.

Interest on the US$1 billion notes issue decreased by 33% from US$36 million in 2019 to US$24 million in 2020 due to the repayment of the US$1 billion notes on 7 October 2020, the date of maturity of the notes.

On 9 May 2019, Gold Fields successfully concluded the raising of two new bonds, a US$500 million five-year notes issue and a US$500 million 10-year notes issue, raising a total of US$1 billion. Interest on the US$500 million five-year notes issue and US$500 million 10-year notes issue increased by 69% and 78% from US$16 million and US$18 million in 2019 to US$27 million and US$32 million in 2020, respectively. The increase is due to interest paid for 12 months in 2020 compared to eight months in 2019.

Interest on the US$100 million term revolving senior secured credit facility decreased by 50% from US$3 million in 2019 to US$2 million in 2020. The facility was repaid in full in 2019 and the expense in 2020 relates to commitment fees.

Interest on the US$150 million revolving senior secured credit facility decreased by 25% from US$4 million in 2019 to US$3 million in 2020.

AFR-86

Gold Fields Annual Financial Report including Governance Report	2020

Interest on the A$500 million syndicated revolving credit facility decreased by 42% from US$12 million in 2019 to US$7 million in 2020 due to lower borrowings in 2020.

Interest on the US$1,290 million term loan and revolving credit facilities decreased by 100% from US$15 million in 2019 to US$nil in 2020 due to repayment of the facilities in 2019.

Interest on the US$1,200 million term loan and revolving credit facilities increased by 300% from US$2 million in 2019 to US$8 million in 2020 due to drawdowns of the facilities in 2020.

Capitalised interest decreased by 70% from US$43 million in 2019 to US$13 million in 2020 due to capitalisation of borrowing costs ceasing for both the Damang reinvestment project in 2020 and the Gruyere project in 2019, partially offset by capitalised interest on the Salares Norte project in 2020. The Damang reinvestment project reached commercial levels of production in 2020 and the Gruyere project was in production for the full 2020 financial year. The Salares Norte project was approved by the Board and capital expenditure commenced in April 2020, resulting in capitalised interest from that date. The interest was capitalised in terms of IAS 23 Borrowing Costs. IAS 23 requires capitalisation of borrowing costs whenever general or specific borrowings are used to finance qualifying projects. The qualifying projects in 2020 were the Damang reinvestment project (US$12 million) and the Salares Norte project (US$1 million). The qualifying projects in 2019 were the Damang reinvestment project (US$20 million) and the Gruyere project (US$23 million). An average interest capitalisation rate of 4.4% (2019: 6.2%) was applied.

Loss on financial instruments

The loss on financial instruments increased marginally from US$238 million in 2019 to US$239 million in 2020.

The loss on financial instrument of US$239 million in 2020 comprised:

		United States Dollar

Figures in millions unless otherwise stated	Unrealised (losses)/gains and prior year mark-to-market reversals	Realised (losses)/ gains	Total (losses)/ gains

South Deep gold hedge	11	(96)	(85)

Ghana gold hedge	36	(114)	(78)

Ghana oil hedge	(10)	(7)	(17)

Peru copper hedge	(14)	–	(14)

Australia gold hedge	71	(201)	(130)

Australia oil hedge	(6)	(3)	(9)

Salares Norte foreign currency hedge	86	5	91

Maverix warrants – gain on fair value	1	–	1

Other	2	–	2

	177	(416)	(239)

The loss on financial instrument of US$238 million in 2019 comprised:
		United States Dollar

Figures in millions unless otherwise stated	Unrealised (losses)/gains and prior year mark-to-market reversals	Realised (losses)/ gains	Total (losses)/ gains

South Deep gold hedge	(11)	(15)	(26)

Ghana gold hedge	(39)	2	(37)

Ghana oil hedge	(2)	5	3

Australia gold hedge	(66)	(113)	(179)

Australia oil hedge	(1)	3	2

Australia foreign currency hedge	7	(14)	(7)

Maverix warrants – gain on fair value	4	–	4

Gain on fair value on disposal of Maverix	3	–	3

Other	(1)	–	(1)

	(106)	(132)	(238)

AFR-87

Gold Fields Annual Financial Report including Governance Report	2020

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF THE FINANCIAL STATEMENTS continued

South Deep gold hedge

Between October 2018 and January 2019, South Deep entered into cash-settled average rate forwards for a total of 112,613 ounces for the period June 2019 to December 2019 at an average strike rate of R617,000 per kilogram.

In June 2019, a total of 200,000 ounces of the expected production for 2020 for South Deep was hedged for the period January 2020 to December 2020 using cash-settled zero cost collars (100,000 ounces) and average rate forwards (100,000 ounces). The average strike price is R660,000 per kilogram on the floor and R727,000 per kilogram on the cap. The average strike price is R681,400 per kilogram on the forwards.

At 31 December 2020, the mark-to-market value on the hedge was Rnil (US$nil) (2019: negative R176 million (US$13 million) as all instruments had matured with a realised loss of R1,563 million (US$96 million) (2019: R220 million (US$15 million), partially offset by an unrealised gain and prior year mark-to-market reversals of R176 million (US$11 million) (2019: unrealised loss of R153 million (US$11 million)) for the year ended 31 December 2020.

Ghana gold hedge

In January 2018 and April 2018, a total of 488,900 ounces of the expected production for the Ghanaian region was hedged for the period January 2018 to December 2018 using zero-cost collars. The average strike prices are US$1,300 per ounce on the floor and US$1,418 per ounce on the cap.

In June 2019, a total of 275,000 ounces of the expected production for 2020 for the Ghanaian region was hedged for the period January 2020 to December 2020 using cash-settled zero-cost collars (175,000 ounces) and average rate forwards (100,000 ounces). The average strike prices are US$1,364 per ounce on the floor and US$1,449 per ounce on the cap. The average strike price on the forwards is US$1,382 per ounce.

Subsequent to 30 June 2019, 100,000 ounces of the expected production for the Ghanaian region was hedged for the period January 2020 to December 2020 using cash-settled zero cost collars. The average strike prices are US$1,400 per ounce on the floor and US$1,557 per ounce on the cap.

At 31 December 2020, the mark-to market value on the hedge was US$nil (2019: negative US$36 million) as all the instruments matured, with a realised loss of US$114 million (2019: a realised gain of US$2 million), partially offset by an unrealised gain and prior year mark-to-market reversals of US$36 million (2019: a unrealised loss of US$39 million) for the year ended 31 December 2020.

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

In June 2019, fixed price ICE Gasoil cash-settled swap transactions were entered into for a total of 123.2 million litres of diesel for the period January 2020 to December 2022 based on 50% of usage over the specified period. The average swap price is US$575 per metric tonne (equivalent to US$75.8 per barrel). At the time of the transactions, the average Brent swap equivalent over the tenor was US$59.2 per barrel.

At 31 December 2020, the mark-to-market value on the hedge was a negative US$10 million (2019: US$nil) with a realised loss of R7 million (2019: a gain of US$5 million) and an unrealised loss of US$10 million (2019: US$2 million).

Peru copper hedge

In November 2017, zero-cost collars were entered into for the period January 2018 to December 2018. A total volume of 29,400 tonnes was hedged, at an average floor price of US$6,600 per tonne and an average cap price of US$7,431 per tonne.

In October and November 2020, a total of 24,000 metric tonnes of copper were hedged using cash-settled zero cost collars. The hedges are for the period January 2021 to December 2021 and represent the total planned production for 2021. The average strike price is US$6,525 per metric tonnes on the floor and US$7,382 per metric tonnes on the cap.

At 31 December 2020 the mark-to-market valuation of the hedge was a negative US$14 million (2019: US$nil), with a realised gain of US$nil (2019: US$nil million), offset by an unrealised loss of US$14 million (2019: US$nil).

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

AFR-88

Gold Fields Annual Financial Report including Governance Report	2020

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

In January 2019, zero-cost collars were executed for the period January 2019 to December 2019 for a notional 456,000 ounces of gold with a strike price on the floor at A$1,800 per ounce and the strike price on the cap at A$1,869 per ounce.

In June 2019, a total of 480,000 ounces of the expected production for 2020 for the Australian region was hedged for the period January 2020 to December 2020 using cash-settled zero-cost collars (270,000 ounces) and average rate forwards (210,000 ounces). The average strike prices are A$1,933 per ounce on the floor and A$2,014 on the cap. The average strike price on the forwards is A$1,957 per ounce.

In the first six months of 2020, 400,000 ounces of the expected production for 2021 was hedged for the period January 2021 to December 2021 using bought puts. Between July and October 2020, an additional 600,000 ounces of the expected production for 2021 was hedged for the period January 2021 to December 2021 using bought puts. The average strike price of the total 1,000,000 ounces hedged is A$2,190 per ounce.

At 31 December 2020, the mark-to-market value on the hedges was positive A$36 million (US$27 million) (2019: negative A$112 million (US$78 million)) with a realised loss of A$292 million (US$201 million) (2019: A$163 million (US$113 million)), partially offset by an unrealised gain and prior year mark-to-market reversals of A$104 million (US$71 million) (2019: unrealised loss of A$93 million (US$66 million)) for the year ended 31 December 2020.

Australia oil hedge

In May 2017 and June 2017, the Australian operations entered into fixed price Singapore 10ppm Gasoil cash-settled swap transactions for a total of 77.5 million litres of diesel for the period June 2017 to December 2019. The average swap price is US$61.2 per barrel. At the time of the transactions, the average Brent swap equivalent over the tenure was US$49.9 per barrel.

In June 2019, fixed price Singapore 10ppm Gasoil cash-settled swap transactions were entered into for a total of 75.0 million litres of diesel for the period January 2020 to December 2022 based on 50% of usage over the specified period. The average swap price is US$74.0 per barrel. At the time of the transactions, the average Brent swap equivalent over the tenor was US$57.4 per barrel.

At 31 December 2020, the mark-to-market value on the hedge was a negative A$7 million (US$5 million) (2019: a positive A$1 million (US$1 million)) with a realised loss of A$5 million (US$3 million) (2019: a realised gain of A$5 million (US$3 million)) and an unrealised loss of A$8 million (A$6 million) (2019: A$1 million (US$1 million)) for the year ended 31 December 2020).

Australia foreign currency hedge

In May 2018, the Australian operations entered into Australian Dollar/US Dollar average rate forwards for a total notional US$96 million for the period January 2019 to December 2019 at an average strike price of A$/US$ 0.7517. In June 2018, further hedges were taken out for a total notional US$60 million for the same period January 2019 to December 2019 at an average strike price of A$/US$ 0.7330. In September 2018, further hedges were taken out for a total notional US$100 million for the same period January 2019 to December 2019 at an average strike price of A$/US$ 0.7182. In October 2018, further hedges were taken out for the period January 2019 to December 2019 for a notional US$60 million at an average strike price of A$/US$ 0.7075. In December 2018, further hedges were taken out for the period January 2019 to December 2019 for a notional US$50 million at an average strike price of A$/US$ 0.715.

At 31 December 2020, the mark-to-market value on the hedges was A$nil (US$nil) (2019: US$nil (US$nil)) with a realised loss of A$nil (US$nil) (2019: A$22 million (US$14 million)), partially offset by an unrealised gain of A$nil (US$nil) (2019: A$12 million (US$7 million) for the year ended 31 December 2020.

Salares Norte

In March 2020, a total notional amount of US$544.5 million was hedged at a rate of CLP/US$836.45 for the period July 2020 to December 2022.

At 31 December 2020, the mark-to-market value on the hedge was a positive US$86 million (2019: US$nil) with a realised gain of US$5 million (2019: US$nil) and an unrealised gain of US$86 million (2019: US$nil) for the year ended 31 December 2020.

Foreign exchange gain/(loss)

The foreign exchange gain of US$9 million in 2020 compared with a loss of US$5 million in 2019.

These gains or losses on foreign exchange related to the conversion of offshore cash holdings into their functional currencies. The exchange gain of US$9 million in 2020 was mainly due to the weakening of the Ghanaian Cedi, while the loss of US$5 million in 2019 was mainly due to the release of the foreign exchange reserve on disposal of subsidiary.

AFR-89

Gold Fields Annual Financial Report including Governance Report	2020

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF THE FINANCIAL STATEMENTS continued

Other costs, net

Other costs, net decreased by 82% from US$68 million in 2019 to US$12 million in 2020.

The costs in 2020 are mainly made up of:

●	Social contributions and sponsorships of US$14 million;
●	Offshore structure costs of US$14 million;
●	Donations of US$3 million made to various bodies in response to Covid-19;
●	US$5 million related to the capital raising in February 2020;
●	Damang contract termination costs of US$1 million; and
●	Rehabilitation expense of US$2 million as a result of changes in estimates relating to the provision for environmental rehabilitation costs recognised in profit or loss.

The above were partially offset by the following:

●

US$24 million income related to a submission of VAT claims for expenses incurred from 2010 to June 2020 at Salares Norte to the Chilean tax authority which become claimable from the commencement of construction in 2020.

The costs in 2019 are mainly made up of:

●	Social contributions and sponsorships of US$18 million;
●	Offshore structure costs of US$17 million;
●	Loss on buy-back on notes of US$5 million:
●	Damang contract termination costs of US$13 million; and
●	Rehabilitation expense of US$13 million as a result of changes in estimates relating to the provision for environmental rehabilitation costs recognised in profit or loss.

Share-based payments

Gold Fields recognises the cost of share options granted (share-based payments) in terms of IFRS 2 Share-based Payment.

The Group grants share options and restricted shares to Executive Committee members (including regional Executive Committee members) under the Gold Fields Limited 2012 share plan amended. Gold Fields has adopted appropriate valuation models (Black-Scholes and Monte Carlo simulation) to fair value share-based payments. The value of the equity-settled instruments is determined at the grant date of the options and depending on the rules of the plan expensed on a straight-line basis over a three-year vesting period, adjusted for forfeitures as appropriate.

From 2018 onwards, only Executive Committee members (including regional Executive Committee members) receive awards under the Gold Fields Limited 2012 share plan amended, while senior and middle management receive awards under the revised long-term incentive plan (“LTIP”).

Share-based payments decreased by 29% from US$21 million in 2019 to US$15 million in 2020 mainly due to the awards from 2018 onwards being granted to the Executive Committee members only and the vesting of the 2020 awards in early 2020. The corresponding entry for the share-based payment expense was the share-based payment reserve within shareholders’ equity.

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

The LTIP expense increased by 467% from US$9 million in 2019 to US$51 million in 2020 due to the current mark-to-market valuation of the plan reflecting current performance as well as the allocation in 2020.

AFR-90

Gold Fields Annual Financial Report including Governance Report	2020

Exploration expense

The exploration expense decreased by 40% from US$84 million in 2019 to US$50 million in 2020.

	United States Dollar

Figures in millions unless otherwise stated	2020	2019

Australia	17	30

Salares Norte	30	49

Peru	1	4

Exploration office costs	2	1

Total exploration expense	50	84

In 2020, Australia spent US$50 million on exploration of which US$17 million was expensed in the income statement.

In 2019, Australia spent US$59 million on exploration of which US$30 million was expensed in the income statement.

Share of results of equity-accounted investees, net of taxation

Share of results of equity-accounted investees, net of taxation was a profit of US$3 million in 2019 compared to a loss of US$3 million in 2020.

During 2020, Gold Fields equity-accounted for Far South East Resources Incorporated (“FSE”) and Asanko Gold Inc (“Asanko”) (2019: FSE, Asanko and Maverix Metals Incorporated (“Maverix”)).

FSE’s share of results of equity-accounted investees, net of taxation increased marginally from a loss of US$1 million in 2019 to a loss of US$2 million in 2020.

Asanko’s share of results of equity-accounted investees, net of taxation was a profit of US$4 million in 2019 compared to a loss of US$1 million in 2020. The loss of US$1 million in 2020 comprised Gold Fields’ share of Asanko’s profits before impairment of US$49 million, offset by impairment of mining assets at the Asanko Gold Mine of US$50 million. The profit of US$4 million in 2019 comprised only Asanko’s share of profits. The increase in Asanko’s profit before impairment is mainly due to the higher gold price in 2020. The share of results of equity-accounted investees – impairment of Asanko related to an impairment of US$50m of the Asanko gold mine following the identification of an impairment trigger. Due to the re-evaluation of the geological modelling by our JV partner, Galiano, Gold Fields is not in a position to provide a reserve and resource estimate for Asanko as at 31 December 2020. Taking this into consideration, management has modelled various scenarios for the Asanko Life of Mine (“LOM”) in order to determine their best estimates of the future cash flows of the Asanko gold mine. The various LoM scenario runs were undertaken in an attempt to model Asanko’s future cash flows in the absence of a revised Resource and Reserve for 31 December 2020. These scenarios are based on the pre-feasibility study completed in 2019, in order to declare a Reserve at 31 December 2019, but were modified where appropriate to reflect prevailing circumstances.

Maverix’s share of results of equity-accounted investees, net of taxation decreased from a profit of US$0.4 million in 2019 to US$nil in 2020. The decrease is due to the sale of Maverix during 2019 (refer below for further details).

Profit on disposal of Maverix Metals Incorporated

Profit on disposal of Maverix Metals amounted to US$15 million in 2019.

In line with its key strategic objective of paying down its debt, Gold Fields Limited disposed of its shareholding in Maverix during the year ended 31 December 2019. The sale of the shares, processed through a series of private market transactions, raised US$67 million in cash. After the first transaction, Maverix no longer met the definition of an associate and it was reclassified as a listed investment. A profit on disposal of US$15 million was recognised comprising a profit on disposal of associate of US$34 million, partially offset by a loss on derecognition of the investment in Maverix designated at fair value through profit or loss of US$19 million.

Restructuring costs

Restructuring costs increased by 100% from US$1 million in 2019 to US$2 million in 2020. The cost in 2020 relates mainly to separation packages at St Ives and Tarkwa and the cost in 2019 relates mainly to separation packages at South Deep and Tarkwa.

Silicosis settlement costs

Silicosis settlement costs reversal of US$2 million in 2019 compared to US$nil in 2020.

A consolidated application was brought against several South African mining companies, including Gold Fields, for certification of a class action on behalf of current or former mineworkers (and their dependants) who have allegedly contracted silicosis and/or tuberculosis while working for one or more of the mining companies listed in the application (refer to notes 25.2 and 35 of the consolidated financial statements for further details).

AFR-91

Gold Fields Annual Financial Report including Governance Report	2020

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF THE FINANCIAL STATEMENTS continued

During 2019, reversal of costs of US$2 million, related to a change in the expected timing of the cash flows and an increase in the discount rate.

Impairment, net of reversal of impairment of investments and assets

Impairment, net of reversal of impairment of investments and assets was an impairment charge of US$10 million in 2019 compared to a net reversal of impairment of US$51 million in 2020.

	United States Dollar

Figures in millions unless otherwise stated	2020	2019

Cerro Corona redundant assets	1	–

Damang drilling costs	10	–

Reversal of impairment – FSE	(62)	10

	(51)	10

The net reversal of impairment of US$51 million in 2020 comprised of:

●

net reversal of impairment of FSE of US$62 million which is limited to previous impairments recognised. The reversal of impairment of FSE was based on the fair value less cost of disposal of the investment which was indirectly derived from the market value of Lepanto Consolidated Mining Company; partially offset by:

–	US$1 million impairment of redundant assets at Cerro Corona; and
–	US$10 million impairment of drilling costs at Damang. Based on technical and economic parameters of various studies, all assets related to the Amoanda-Tomento corridor were impaired.

The impairment charge of US$10 million in 2019 related mainly to the net impairment of FSE. The impairment of FSE was based on the fair value less cost of disposal of the investment which was indirectly derived from the market value of Lepanto Consolidated Mining Company.

Tarkwa expected credit loss

An expected credit loss provision of US$29 million was raised against a receivable at 31 December 2020. The receivable relates to the sale of mining fleet to a contractor at Tarkwa as part of the transition to contractor mining.

Profit on disposal of assets

Loss on disposal of assets of US$nil million in 2020 compared to a profit of US$1 million in 2019. The profit in 2019 related mainly to the sale of redundant assets at South Deep, Ghana and Australia.

Royalties

Royalties increased by 42% from US$74 million in 2019 to US$105 million in 2020 and are made up as follows:

	United States Dollar

Figures in millions unless otherwise stated	2020	2019

South Africa	2	2

Ghana	53	36

Peru	6	5

Australia	44	31

	105	74

The royalty in South Africa remained flat at US$2 million.

The royalty in Ghana increased by 47% from US$36 million in 2019 to US$53 million in 2020 due to an increase in revenue in 2020, as well as a higher royalty rate on the sliding scale as a result of the higher gold price in 2020.

The royalty in Peru increased by 20% from US$5 million in 2019 to US$6 million in 2020 due to an increase in operating profit in 2020.

The royalty in Australia increased by 42% from US$31 million in 2019 to US$44 million in 2020 due to an increase in revenue in 2020.

AFR-92

Gold Fields Annual Financial Report including Governance Report	2020

Mining and income tax

The mining and income tax charge increased by 146% from US$176 million in 2019 to US$433 million in 2020.

The table below indicates Gold Fields’ effective tax rate in 2020 and 2019:

	United States Dollar

Figures in millions unless otherwise stated	2020	2019

Income and mining tax credit/(charge) (US$ million)	(433)	(176)

Effective tax rate (%)	36.8	50.3

In 2020, the effective tax rate of 36.8% was higher than the maximum South African mining statutory tax rate of 34% mainly due to the tax effect of the following:

●	US$46 million adjustment to reflect the actual realised company tax rates in South Africa and offshore;
●	US$21 million recognised on reversal of FSE impairment;
●	US$1 million deferred tax on unremitted earnings at Tarkwa and Cerro Corona; and
●	US$13 million deferred tax assets recognised at Salares Norte.

The above were offset by the following tax effected charges:

●	US$5 million non-deductible share-based payments;
●	US$31 million non-deductible interest paid;
●	US$1 million of non-taxable share of results of equity-accounted investees, net of taxation;
●	US$6 million dividend withholding tax;
●	US$1 million of net non-deductible expenditure and non-taxable income;
●	US$8 million deferred tax movement on Peruvian Nuevo Sol devaluation against US Dollar;
●	US$6 million of various Peruvian non-deductible expenses; and
●	US$51 million deferred tax assets not recognised at Tarkwa and Damang.

In 2019, the effective tax rate of 50.3% was higher than the maximum South African mining statutory tax rate of 34% mainly due to the tax effect of the following:

●	US$18 million adjustment to reflect the actual realised company tax rates in South Africa and offshore;
●	US$1 million of non-taxable share of results of equity-accounted investees, net of taxation;
●	US$1 million non-taxable fair value gain on Maverix warrants; and
●	US$5 million non-taxable profit on disposal of Maverix.

The above were offset by the following tax effected charges:

●	US$24 million non-deductible charges comprising share-based payments (US$7 million) and exploration expense (US$17 million);
●	US$3 million recognised on impairment of FSE;
●	US$30 million non-deductible interest paid;
●	US$3 million dividend withholding tax;
●	US$11 million of net non-deductible expenditure and non-taxable income;
●	US$5 million deferred tax on unremitted earnings at Tarkwa and Cerro Corona;
●	US$7 million of various Peruvian non-deductible expenses; and
●	US$3 million deferred tax assets not recognised at Cerro Corona.

Profit for the year

As a result of the factors discussed above, the profit increased by 326% from US$175 million in 2019 to US$745 million in 2020.

Profit attributable to owners of the parent

Profit attributable to owners of the parent increased by 346% from US$162 million in 2019 to US$723 million in 2020.

Profit attributable to non-controlling interests

Profit attributable to non-controlling interests increased by 69% from US$13 million in 2019 to US$22 million in 2019.

The non-controlling interest consists of Gold Fields Ghana Limited (Tarkwa) and Abosso Goldfields Limited (Damang) at 10% each at the end of 2020 and 2019, Gold Fields La Cima S.A. (Cerro Corona) at 0.47% at the end of 2020 and 2019 and Newshelf 899 (Proprietary) Limited (South Deep) at 3.57% at the end of 2020.

On 6 December 2020, per the South Deep BEE transaction an economic interest of 3.57% in the South Deep mine vested to the BEE non-controlling interest holders.

AFR-93

Gold Fields Annual Financial Report including Governance Report	2020

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF THE FINANCIAL STATEMENTS continued

The amount making up the non-controlling interest is shown below:

	2020	2019	2020	2019

	Non- controlling interest Effective*	Non- controlling interest Effective*	US$ million	US$ million

Gold Fields Ghana – Tarkwa	10.0%	10.0%	17	10

Abosso Goldfields – Damang	10.0%	10.0%	5	3

Gold Fields La Cima – Cerro Corona	0.47%	0.47%	–	–

Newshelf 899 – South Deep	0.78%	–	–	–

			22	13

*	Average for the year.

Basic earnings per share

As a result of the above, Gold Fields earnings increased by 310% from US$0.20 per share in 2019 to earnings of US$0.82 per share in 2020.

Normalised profit

Normalised profit is considered an important measure by Gold Fields of the profit realised by the Group in the ordinary course of operations. In addition, it forms the basis of the dividend pay-out policy. Normalised profit is defined as profit excluding gains and losses on foreign exchange, financial instruments and non-recurring items after taxation and non-controlling interest effect.

Normalised profit for the Group of US$879 million or US$1.00 per share in 2020 compared with US$343 million or US$0.42 per share in 2019.

Normalised profit reconciliation for the Group is calculated as follows:

	United States Dollar

Figures in millions unless otherwise stated	2020	2019

Profit for the year attributable to owners of the parent	723	162

Non-recurring items[1]	(34)	24

Tax effect of non-recurring items	(6)	(8)

Non-controlling interest effect of non-recurring items	(4)	(1)

Share of results of equity-accounted investees – Asanko impairment	50	–

(Gain)/loss on foreign exchange	(9)	5

Tax effect of gain on foreign exchange	2	–

Non-controlling interest effect of gain on foreign exchange	1	–

Loss on financial instruments	239	238

Tax effect of loss on financial instruments	(76)	(74)

Non-controlling interest effect of loss on financial instruments	(7)	(3)

Normalised profit attributable to owners of the parent	879	343

[1]

Non-recurring items are considered unusual and not expected during regular business operations such as gains or loss on the sale of assets, impairment costs or reversal of impairments, restructuring costs, inventory write-offs, rehabilitation adjustments and others.

AFR-94

Gold Fields Annual Financial Report including Governance Report	2020

RESULTS FOR THE PERIOD – YEARS ENDED 31 DECEMBER 2019 AND 31 DECEMBER 2018

Profit/(loss) attributable to owners of the parent for the Group was a profit of US$162 million (or US$0.20 per share) in 2019 compared to a loss of US$348 million (or US$0.42 per share) for 2018.

The reasons for this increase are discussed below.

Revenue

Revenue increased by 15% from US$2,578 million in 2018 to US$2,967 million in 2019. The increase in revenue of US$389 million was due to the higher gold price and higher gold sold.

The average US Dollar gold price achieved by the Group increased by 11% from US$1,252 per equivalent ounce in 2018 to US$1,388 per equivalent ounce in 2019. The average Rand gold price increased by 24% from R531,253 per kilogram in 2018 to R659,111 per kilogram in 2019. The average Australian Dollar gold price increased by 18% from A$1,694 per ounce in 2018 to A$2,007 per ounce in 2019. The average US Dollar gold price for the Ghanaian operations (including Asanko) increased by 9% from US$1,265 per ounce in 2018 to US$1,384 per ounce in 2019 and the average US Dollar gold price for the Ghanaian operations (excluding Asanko) increased by 9% from US$1,270 per ounce in 2018 to US$1,387 per ounce in 2019. The average equivalent US Dollar gold price, net of treatment and refining charges, for Cerro Corona increased by 14% from US$1,174 per equivalent ounce in 2018 to US$1,344 per equivalent ounce in 2019. The average US Dollar/Rand exchange rate weakened by 10% from R13.20 in 2018 to R14.46 in 2019. The average Australian/US Dollar exchange rate weakened by 7% from A$1.00 = US$0.75 in 2018 to A$1.00 = US$0.70 in 2019.

Gold sales from operations (excluding Asanko) increased by 4% from 2,058,600 equivalent ounces in 2018 to 2,137,800 equivalent ounces in 2019. Gold sales at the South African operation increased by 32% from 5,220 kilograms (167,800 ounces) in 2018 to 6,907 kilograms (222,100 ounces) in 2019. Gold sales at the Ghanaian operations (excluding Asanko) increased by 3% from 705,700 ounces in 2018 to 727,500 ounces in 2019. Gold equivalent sales at the Peruvian operation (Cerro Corona) decreased by 1% from 299,100 equivalent ounces in 2018 to 296,900 equivalent ounces in 2019. At the Australian operations, gold sales increased by 1% from 885,900 ounces in 2018 to 891,400 ounces in 2019. As a general rule, Gold Fields sells all the gold it produces.

	2019			2018

	Revenue US$ million	Gold sold ’000oz	Gold produced ’000oz	Revenue US$ million	Gold sold ’000oz	Gold produced ’000oz

South Deep	314.8	222.1	222.1	210.1	167.8	157.1

Tarkwa	720.4	519.1	519.1	666.9	524.9	524.9

Damang	288.3	208.4	208.4	229.0	180.8	180.8

Asanko[1]	153.3	112.0	113.0	54.9	45.9	44.5

Cerro Corona	399.0	296.9	292.7	351.0	299.1	314.1

St Ives	505.0	363.3	370.6	464.7	367.0	366.9

Agnew	304.6	219.6	219.4	301.1	238.5	239.1

Granny Smith	383.8	274.8	274.8	355.0	280.5	280.4

Gruyere – 50%	51.2	33.7	49.5	–	–	–

Total Group (including Asanko)	3,120.4	2,249.8	2,269.5	2,632.7	2,104.5	2,107.8

Total Group (excluding Asanko)	2,967.1	2,137.8	2,156.5	2,577.8	2,058.6	2,063.2

[1]	Equity-accounted joint venture. Included above for information only, not included in revenue for the Group.

At South Deep in South Africa, gold sales increased by 32% from 5,220 kilograms (167,800 ounces) in 2018 to 6,907 kilograms (222,100 ounces) in 2019 due to an increase in both volumes and grade mined.

At the Ghanaian operations, gold sales at Tarkwa decreased by 1% from 524,900 ounces in 2018 to 519,100 ounces in 2019. Damang’s gold sales increased by 15% from 180,800 ounces in 2018 to 208,400 ounces in 2019 mainly due to higher grade and tonnes treated. Gold sales at Asanko amounted to 45,900 ounces for the five months ended December 2018 compared to 112.0 ounces for the 12 months ended December 2019 (Asanko is an equity-accounted joint venture and not included in the Group or Ghanaian operation’s figures).

AFR-95

Gold Fields Annual Financial Report including Governance Report	2020

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF THE FINANCIAL STATEMENTS continued

At Cerro Corona in Peru, copper sales increased by 2% from 30,742 tonnes in 2018 to 31,452 tonnes in 2019 mainly due to timing of shipments. Gold sales increased by 13% from 141,041 ounces in 2018 to 159,706 ounces in 2019 due to higher gold production and timing of shipments. Gold equivalent sales decreased by 1% from 299,100 ounces in 2018 to 296,900 ounces in 2019 mainly due to lower copper/gold price ratio.

At the Australian operations, gold sales at St Ives decreased by 1% from 367,000 ounces in 2018 to 363,300 ounces in 2019. At Agnew, gold sales decreased by 8% from 238,500 ounces in 2018 to 219,600 ounces in 2019 due to decreased grade of ore mined and processed. At Granny Smith, gold sales decreased by 2% from 280,500 ounces in 2018 to 274,800 ounces in 2019 due to a decrease in tonnes mined and processed. Gruyere commenced production during 2019, with first gold produced in June 2019 and sold in July 2019. Commercial levels of production were achieved at the end of September, with gold sold prior to this date being capitalised to the construction capital. Gold sales for Gruyere amounted to 33,700 ounces for the three months (October to December 2019) in which Gruyere was in commercial levels of production.

Cost of sales

Cost of sales, which comprises cost of sales before gold inventory change and amortisation and depreciation, gold inventory change and amortisation and depreciation, decreased marginally from US$2,043 million in 2018 to US$2,034 million in 2019. The reasons for this decrease are described below.

Cost of sales before gold inventory change and amortisation and depreciation

Cost of sales before gold inventory change and amortisation and depreciation increased by 5% from US$1,391 million in 2018 to US$1,467 million in 2019.

At South Deep in South Africa, cost of sales before gold inventory change and amortisation and depreciation increased by 3% from R3,459 million (US$262 million) in 2018 to R3,556 million (US$246 million) in 2019. This increase of R97 million was mainly due to higher production.

At the Ghanaian operations (excluding Asanko), cost of sales before gold inventory change and amortisation and depreciation increased by 9% from US$442 million in 2018 to US$480 million in 2019. At Tarkwa, cost of sales before gold inventory change and amortisation and depreciation increased by 10% from US$299 million in 2018 to US$330 million in 2019 due to higher mining costs in line with higher operational tonnes mined. At Damang, cost of sales before gold inventory change and amortisation and depreciation increased by 4% from US$144 million in 2018 to US$150 million in 2019 mainly due to higher operating tonnes mined. At Asanko, cost of sales before gold inventory change and amortisation and depreciation amounted to US$42 million for the five months ended December 2018 compared to US$89 million for the 12 months ended December 2019 (Asanko is an equity-accounted joint venture and not included in the Group or Ghanaian regional figures).

At Cerro Corona in Peru, cost of sales before gold inventory change and amortisation and depreciation increased by 5% from US$160 million in 2018 to US$168 million in 2019. The higher cost was due to higher process plant maintenance cost due to ageing and ore hardness, higher workers’ participation due to higher profit and higher labour expenses resulting from the close-out of the union labour agreement.

At the Australian operations, cost of sales before gold inventory change and amortisation and depreciation increased by 17% from A$705 million (US$527 million) in 2018 to A$822 million (US$572 million) in 2019. At St Ives, cost of sales before gold inventory change and amortisation and depreciation increased by 24% from A$269 million (US$201 million) in 2018 to A$333 million (US$232 million) in 2019 mainly due to increased mining cost as a result of increased ore tonnes mined at Invincible underground mine and Neptune open pit and increased processing maintenance cost. At Agnew, cost of sales before gold inventory change and amortisation and depreciation increased by 11% from A$214 million (US$160 million) in 2018 to A$237 million (US$165 million) in 2019 mainly due to increased mining cost at Waroonga as a result of increased tonnes mined. At Granny Smith, cost of sales before gold inventory change and amortisation and depreciation increased by 1% from A$223 million (US$166 million) in 2018 to A$226 million (US$157 million) in 2019. Cost of sales before gold inventory change and amortisation and depreciation for Gruyere amounted to A$28 million (US$19 million) for the three months (October to December 2019) in which Gruyere was in commercial levels of production.

AFR-96

Gold Fields Annual Financial Report including Governance Report	2020

Gold inventory change

The gold inventory credit to costs of US$43 million in 2019 compared with US$16 million in 2018.

At South Deep, the gold inventory credit to costs of R54 million (US$4 million) in 2019 compared with a charge to costs of R127 million (US$10 million) in 2018, due to a buildup of gold in circuit in 2019 compared with a drawdown of gold in circuit at the end of 2018.

At Tarkwa, the gold inventory credit to costs of US$14 million in 2019 compared with a charge to costs of US$10 million in 2018. In 2018 more lower grade ore was stockpiled and medium grade ore was processed. In 2019, higher ore volumes were mined and more medium grade ore was stockpiled compared to 2018.

At Damang, the gold inventory credit to costs of US$9 million in 2019 compared with US$19 million in 2018, due to a lower buildup of stockpiles in 2019 compared to 2018.

At Asanko, the gold inventory charge to costs of US$2 million for the 12 months ended December 2019 compared with a credit to costs of US$4 million for the five months ended December 2018 (Asanko is an equity-accounted joint venture and not included in the Group or Ghanaian operation’s figures).

At Cerro Corona, the gold inventory credit to costs remained flat at US$6 million in 2019, due to a continued buildup of stockpiles in line with the new life extension plan in which ore will be stockpiled for the first few years until the in-pit tailings process commences.

At St Ives, the credit to costs of A$4 million (US$3 million) in 2019 compared with A$20 million (US$15 million) in 2018, both due to a buildup of stockpiles.

At Agnew, the credit to costs of A$4 million (US$3 million) in 2019 compared with a charge to costs of A$2 million (US$2 million) in 2018, due to a buildup of stockpiles in 2019 compared to a drawdown of stockpiles in 2018.

At Granny Smith, the charge to costs of A$1 million (US$nil) in 2019 compared to A$3 million (US$2 million) in 2018, both due to a drawdown of stockpiles.

At Gruyere, the credit to costs amounted to A$8 million (US$5 million) for the three months (October to December 2019) in which Gruyere was in commercial levels of production. This was due to a buildup of gold in circuit.

Amortisation and depreciation

Amortisation and depreciation is calculated on the units-of-production method and is based on current gold production as a percentage of total expected gold production over the lives of the different mines based on proved and probable reserves.

The table on the following page depicts the changes from 31 December 2018 to 31 December 2019 for proved and probable managed gold and equivalent reserves and for the life-of-mine for each operation and the resulting impact on the amortisation charge in 2019. The amortisation in 2019 was based on the reserves as at 31 December 2018. The life-of-mine information is based on the operations’ strategic plans, adjusted for proved and probable reserve balances. In basic terms, amortisation is calculated using the life-of-mine for each operation, which is based on: (1) the proved and probable reserves for the operation at the start of the relevant year (which are taken to be the same as at the end of the prior fiscal year and using reserves); and (2) the amount of gold produced by the operation during the year. The ore reserve statement as at 31 December 2019 became effective on 1 January 2020.

AFR-97

Gold Fields Annual Financial Report including Governance Report	2020

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF THE FINANCIAL STATEMENTS continued

	Proved and probable mineral reserves as of			Life-of-mine		Amortisation for the year ended

Figures in million unless otherwise stated	31 December 2019 ’000oz	31 December 2018 ’000oz	31 December 2017 ’000oz	31 December 2019 years	31 December 2018 years	31 December 2019 US$ million	31 December 2018 US$ million

South Africa region

South Deep[1]	32,800	32,800	37,400	75	75	32.9	48.9

West Africa region

Tarkwa[2]	5,900	5,800	5,900	14	14	181.8	168.3

Damang[3]	1,300	1,600	1,700	6	7	53.9	99.9

South America region

Cerro Corona[4]	3,000	3,400	3,700	13	12	92.6	81.8

Salares Norte	4,049	4,049	—	11.5	11.5	—	—

Australia region

St Ives	2,300	1,700	1,600	9	7	105.0	146.2

Agnew	800	600	500	4	4	62.9	75.0

Granny Smith	2,100	2,200	2,200	13	12	55.4	44.6

Gruyere[5]	1,800	1,900	1,900	11	12	14.5	—

Corporate and other	—	—	—	—	—	11.0	3.7

Total reserves[6]	54,049	54,049	54,900			610.0	668.4

[1]

As of 31 December 2017, 31 December 2018 and 31 December 2019, 91.0%, 90.8% and 90.7% of mineral reserves amounting to 34.023 million ounces, 29.772 million ounces and 29.763 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to future non-controlling shareholders in the South Deep operation in terms of the South Deep BEE transaction.

[2]

As of 31 December 2017, 31 December 2018 and 31 December 2019, 90% of mineral reserves amounting to 5.315 million ounces, 5.200 million ounces and 5.305 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to non-controlling shareholders in the Tarkwa operation.

[3]

As of 31 December 2017, 31 December 2018 and 31 December 2019, 90% of mineral reserves amounting to 1.555 million ounces, 1.454 million ounces and 1.214 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to non-controlling shareholders in the Damang operation.

[4]

As of 31 December 2017, 31 December 2018 and 31 December 2019, 99.53% of mineral reserves amounting to 3.710 million ounces, 3.342 million ounces and 2.984 million ounces of equivalent gold were attributable to Gold Fields, with the remainder attributable to non-controlling shareholders in the Cerro Corona operation.

[5]	As of 31 December 2017, 31 December 2018 and 31 December 2019, mineral reserves at Gruyere represent the 50% portion attributable to Gold Fields only.
[6]

As of 31 December 2017, 31 December 2018 and 31 December 2019, reserves of 50.787 million ounces, 50.258 million ounces and 52.384 million ounces of equivalent gold, respectively, were attributable to Gold Fields, with the remainder attributable to non-controlling shareholders in the Ghanaian and Peruvian operations.

Amortisation and depreciation decreased by 9% from US$668 million in 2018 to US$610 million in 2019.

At South Deep in South Africa, amortisation and depreciation decreased by 26% from R646 million (US$49 million) in 2018 to R476 million (US$33 million) in 2019 mainly due to the impairment of the South Deep cash-generating unit in June 2018, as well as lower capital expenditure in 2019.

At the Ghanaian operations (excluding Asanko), amortisation and depreciation decreased by 12% from US$268 million in 2018 to US$236 million in 2019. Tarkwa increased by 8% from US$168 million in 2018 to US$182 million in 2019 mainly due to an increase in ounces mined. Damang decreased by 46% from US$100 million in 2018 to US$54 million in 2019 mainly due to the completion of the Amoanda pit in H1 2019. Amortisation and depreciation at the Amoanda pit decreased from US$68 million in 2018 to US$4 million in 2019. At Asanko, the amortisation and depreciation amounted US$43 million for the 12 months ended December 2019 compared to US$16 million for the five months ended December 2018 (Asanko is an equity-accounted joint venture and not included in the Group or Ghanaian operation’s figures).

At Cerro Corona in Peru, amortisation and depreciation increased by 13% from US$82 million in 2018 to US$93 million in 2019. This increase was mainly due to higher capital expenditure and higher ounces mined.

AFR-98

Gold Fields Annual Financial Report including Governance Report	2020

At the Australian operations, amortisation and depreciation decreased by 4% from A$356 million (US$266 million) in 2018 to A$342 million (US$238 million) in 2019. At St Ives, amortisation and depreciation decreased by 23% from A$196 million (US$146 million) in 2018 to A$151 million (US$105 million) in 2019 due to a decrease in ounces mined. At Agnew, amortisation and depreciation decreased by 10% from A$100 million (US$75 million) in 2018 to A$90 million (US$63 million) in 2019 due to an increase in ore reserves in 2019, resulting in a lower amortisation rate per ounce. At Granny Smith, amortisation and depreciation increased by 33% from A$60 million (US$45 million) in 2018 to A$80 million (US$55 million) in 2019 mainly due to depreciation of assets capitalised in line with the adoption of IFRS 16. At Gruyere, amortisation and depreciation amounted to A$21 million (US$15 million) for the three months (October to December 2019) in which Gruyere was in commercial levels of production.

All-in sustaining and total all-in costs

The following table sets out for each operation and the Group, total gold sales in ounces, all-in sustaining costs and total all-in costs, net of by-product revenue, in US$/oz for 2019 and 2018:

	2019			2018

Figures in thousands unless otherwise stated	Gold only ounces sold	All-in sustaining costs – US$/oz	Total all-in costs – US$/oz	Gold only ounces sold	All-in sustaining costs – US$/oz	Total all-in costs – US$/oz

South Deep	222.1	1,259	1,259	167.8	1,903	2,012

South African operation	222.1	1,259	1,259	167.8	1,903	2,012

Tarkwa	519.1	958	958	524.9	951	951

Damang	208.4	809	1,147	180.8	813	1,506

Asanko[1]	112.0	1,112	1,214	45.9	1,069	1,175

Ghanaian operations	839.5	942	1,039	751.6	926	1,098

Cerro Corona[2]	159.7	472	472	141.0	282	282

Peruvian operation	159.7	472	472	141.0	282	282

St Ives	363.3	963	963	367.0	902	902

Agnew	219.6	1,152	1,152	238.5	1,026	1,026

Granny Smith	274.8	922	922	280.5	925	925

Gruyere – 50%	33.7	683	684	–	–	–

Australian operations	891.4	986	986	885.9	943	943

Total Group (including Asanko)	2,112.9	970	1,064	1,946.4	981	1,173

Total Group (excluding Asanko)	2,000.6	962	1,056	1,900.5	979	1,172

All-in costs are calculated in accordance with the World Gold Council Industry standard. Refer to pages 63 to 71 for detailed calculations and discussion of AIC.

[1]	Equity-accounted joint venture.
[2]	Gold sold at Cerro Corona excludes copper equivalents of 137,194 ounces in 2018 and 158,100 ounces in 2018.

Figures above may not add as they are rounded independently.

AISC and AIC (ORIGINAL INTERPRETATION)

AISC net of by-product revenues (including Asanko) decreased by 1% from US$981 per ounce of gold in 2018 to US$970 per ounce of gold in 2019, mainly due to higher gold sold and lower sustaining capital expenditure, partially offset by higher cost of sales before amortisation and depreciation. AIC net of by-product revenues (including Asanko) decreased by 9% from US$1,173 per ounce of gold in 2018 to US$1,064 per ounce of gold in 2019 due to the same reasons as for all-in sustaining costs as well as lower non-sustaining capital expenditure and lower exploration, feasibility and evaluation costs.

AISC net of by-product revenues (excluding Asanko) decreased by 2% from US$979 per ounce of gold in 2018 to US$962 per ounce of gold in 2019, mainly due to higher gold sold and lower sustaining capital expenditure, partially offset by higher cost of sales before amortisation and depreciation. AIC net of by-product revenues (excluding Asanko) decreased by 10% from US$1,172 per ounce of gold in 2018 to US$1,056 per ounce of gold in 2019 due to the same reasons as for all-in sustaining costs as well as higher non-sustaining capital expenditure and higher exploration, feasibility and evaluation costs.

AFR-99

Gold Fields Annual Financial Report including Governance Report	2020

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF THE FINANCIAL STATEMENTS continued

At South Deep in South Africa, all-in sustaining costs decreased by 28% from R807,688 per kilogram (US$1,903 per ounce) in 2018 to R585,482 per kilogram (US$1,259 per ounce) in 2019 mainly due to higher gold sold, lower sustaining capital expenditure and lower cost of sales before amortisation and depreciation. The total all-in cost decreased by 31% from R854,049 per kilogram (US$2,012 per ounce) in 2018 to R585,482 per kilogram (US$1,259 per ounce) in 2019 due to the same reasons as for all-in sustaining costs as well as temporary postponement of non-sustaining capital expenditure.

At the Ghanaian operations, all-in sustaining costs increased by 2% from US$926 per ounce in 2018 to US$942 per ounce in 2019 and total all-in cost decreased by 5% from US$1,098 per ounce in 2018 to US$1,039 per ounce in 2019 as the project capital at Damang rolled off. Asanko was included for 12 months in 2019 and five months in 2018. At Tarkwa, all-in sustaining costs and total all-in costs increased by 1% from US$951 per ounce in 2018 to US$958 per ounce in 2019 due to lower gold sold, partially offset by lower capital expenditure. At Damang, all-in sustaining costs decreased marginally from US$813 per ounce in 2018 to US$809 per ounce in 2019 due to higher gold sold, partially offset by higher cost of sales before amortisation and depreciation. All-in costs decreased by 24% from US$1,506 per ounce in 2018 to US$1,147 per ounce in 2018 due to the same reasons as for all-in sustaining cost and lower non-sustaining capital. At Asanko, all-in sustaining costs and total all-in cost for the five months ended December 2018 was US$1,069 per ounce and US$1,175 per ounce, respectively and for the 12 months ended December 2019 was US$1,112 per ounce and US$1,214 per ounce, respectively.

At Cerro Corona in Peru, all-in sustaining costs and total all-in costs increased by 67% from US$282 per ounce in 2018 to US$472 per ounce in 2019 mainly due to lower by-product credits, higher capital expenditures and higher cost of sales before amortisation and depreciation. All-in sustaining costs and total all-in cost per equivalent ounce increased by 16% from US$699 per equivalent ounce in 2018 to US$810 per equivalent ounce in 2019 mainly due to the same reasons as above, as well as lower equivalent ounces sold.

At the Australian operations, all-in sustaining costs and total all-in costs increased by 12% from A$1,262 per ounce (US$943 per ounce) in 2018 to A$1,418 per ounce (US$986 per ounce) in 2019 due to lower ounces sold (part of Gruyere production for the year was capitalised) and higher cost of sales before amortisation and depreciation, partially offset by lower sustaining capital expenditure. At St Ives, all-in sustaining costs and total all-in costs increased by 15% from A$1,207 per ounce (US$902 per ounce) in 2018 to A$1,385 per ounce (US$963 per ounce) in 2019 due to higher cost of sales before amortisation and depreciation, partially offset by lower capital expenditure. At Agnew, all-in sustaining costs and total all-in costs increased by 21% from A$1,374 per ounce (US$1,026 per ounce) in 2018 to A$1,656 per ounce (US$1,152 per ounce) in 2019 due to lower gold sold, higher cost of sales before amortisation and depreciation and higher capital expenditure. At Granny Smith, all-in sustaining costs and total all-in costs increased by 7% from A$1,239 per ounce (US$925 per ounce) in 2018 to A$1,325 per ounce (US$922 per ounce) in 2019, mainly due to lower gold sold. At Gruyere, all-in sustaining costs and total all-in cost for the three months (October to December 2019) in which Gruyere was in commercial levels of production was A$983 per ounce (US$683 per ounce) and A$983 per ounce (US$684 per ounce), respectively.

Investment income

Income from investments decreased by 13% from US$8 million in 2018 to US$7 million in 2019. The decrease was mainly due to lower interest rates in 2019.

The investment income in 2019 of US$7 million comprised US$1 million interest on monies invested in the South African rehabilitation trust fund and US$6 million interest on other cash and cash equivalent balances.

The investment income in 2018 of US$8 million comprised US$1 million interest on monies invested in the South African rehabilitation trust fund and US$7 million interest on other cash and cash equivalent balances.

Interest received on the South African rehabilitation trust fund remained flat at US$1 million.

Interest on other cash balances decreased by 14% from US$7 million in 2018 to US$6 million in 2019 mainly due to lower interest rates in 2019.

Finance expense

Finance expense increased by 16% from US$88 million in 2018 to US$102 million in 2019.

The finance expense of US$102 million in 2019 comprised US$12 million relating to the accretion of the environmental rehabilitation liability, US$1 million relating to the unwinding of the silicosis provision, US$18 million lease interest and US$114 million on various Group borrowings, partially offset by borrowing costs capitalised of US$43 million.

The finance expense of US$88 million in 2018 comprised US$12 million relating to the accretion of the environmental rehabilitation liability, US$2 million relating to the unwinding of the silicosis provision and US$92 million on various Group borrowings, partially offset by borrowing costs capitalised of US$18 million.

The environmental rehabilitation liability accretion expense remained flat at US$12 million in 2018.

AFR-100

Gold Fields Annual Financial Report including Governance Report	2020

The unwinding of the silicosis provision decreased by 50% from US$2 million in 2018 to US$1 million in 2019 due to a change in the expected timing of the cash flows, as well as an increase in the discount rate.

The interest expense on lease liability of US$18 million relates to the adoption of IFRS 16 Leases in 2019.

Below is an analysis of the components making up the interest on the various Group borrowings, stated on a comparative basis:

	United States Dollar

Figures in millions unless otherwise stated	2019	2018

Interest on borrowings to fund capital expenditure and operating costs at the South African operation	7	9

Interest on US$1 billion notes issue	36	43

Interest on US$500 million five-year notes issue	16	–

Interest on US$500 million 10-year notes issue	18	–

Interest on US$100 million revolving senior secured credit facility	3	4

Interest on US$150 million revolving senior secured credit facility	4	3

Interest on A$500 million syndicated revolving credit facility	12	–

Interest on US$1,290 million term loan and revolving credit facilities	17	31

Other interest charges	1	2

	114	92

Interest on borrowings to fund capital expenditure and operating costs at the South African operation decreased from US$9 million in 2018 to US$7 million in 2019 due to repayments of South African borrowings in 2019.

Interest on the US$1 billion notes issue decreased from US$43 million in 2018 to US$36 million in 2019 due to the buy-back of US$250 million of the outstanding notes on 24 May 2019.

On 9 May 2019, Gold Fields successfully concluded the raising of two new bonds, a US$500 million five-year notes issue and a US$500 million 10-year notes issue, raising a total of US$1 billion. Interest on the US$500 million five-year notes issue and US$500 million 10-year notes issue amounted to US$16 million and US$18 million in 2019, respectively.

Interest on the US$100 million term revolving senior secured credit facility decreased from US$4 million in 2018 to US$3 million in 2019 due to the repayment of the facility during 2019.

Interest on the US$150 million revolving senior secured credit facility increased marginally from US$3 million in 2018 to US$4 million in 2019.

Interest on the A$500 million syndicated revolving credit facility was US$12 million in 2019.

Interest on the US$1,290 million term loan and revolving credit facilities decreased from US$31 million in 2018 to US$17 million in 2019 due to the repayment of the facilities in 2019.

Capitalised interest increased by 139% from US$18 million in 2018 to US$43 million in 2019 due to higher interest capitalised as a result of higher carrying values at Damang and Gruyere. This interest was capitalised in terms of IAS 23 Borrowing Costs. IAS 23 requires capitalisation of borrowing costs whenever general or specific borrowings are used to finance qualifying projects. The qualifying projects in 2019 were the Damang reinvestment project (US$20 million) and the Gruyere project (US$23 million). The qualifying projects in 2018 were the Damang reinvestment project (US$10 million) and the Gruyere project (US$8 million). An average interest capitalisation rate of 6.2% (2018: 5.9%) was applied.

AFR-101

Gold Fields Annual Financial Report including Governance Report	2020

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF THE FINANCIAL STATEMENTS continued

(Loss)/gain on financial instruments

The loss on financial instruments of US$238 million in 2019 compared with a gain of US$21 million in 2018.

	United States Dollar

Figures in millions unless otherwise stated	2019	2018

South Deep gold hedge	(26)	(3)

Ghana gold hedge	(37)	22

Ghana oil hedge	2	2

Peru copper hedge	–	9

Australia gold hedge	(179)	(5)

Australia oil hedge	2	1

Australia foreign currency hedge	(7)	(9)

Maverix warrants – gain on fair value	4	4

Gain on fair value on disposal of Maverix	3	–

	(238)	21

In 2019, the US$238 million comprised US$245 million losses on hedges and a US$7 million gain on the mark-to-market of Maverix warrants. The US$245 million included US$132 million realised losses and US$113 million unrealised losses. The realised losses of US$132 million comprised losses realised on the South Deep gold hedge of R220 million (US$15 million), the Australian gold hedge of A$163 million (US$113 million) and the Australian currency hedge of A$22 million (US$14 million), partially offset by gains made on the Ghana oil hedge of US$5 million, Ghana gold hedge of US$2 million and Australian oil hedge of A$4 million (US$3 million).

The unrealised losses of US$113 million comprised losses on the South Deep gold hedge of R153 million (US$11 million), the Ghana gold hedge US$39 million, the Australian gold hedge of A$94 million (US$66 million), the Ghana oil hedge of US$3 million and Australian oil hedge of A$1 million (US$1 million), partially offset by a gain on Australian currency hedge of A$12 million (US$7 million).

South Deep gold hedge

Between October 2018 and January 2019, South Deep entered into cash-settled average rate forwards for a total of 112,613 ounces for the period June 2019 to December 2019 at an average strike rate of R617,000 per kilogram.

In June 2019, a total of 200,000 ounces of the expected production for 2020 for South Deep was hedged for the period January 2020 to December 2020 using cash-settled zero cost collars (100,000 ounces) and average rate forwards (100,000 ounces). The average strike price is R660,000 per kilogram on the floor and R727,000 per kilogram on the cap.

The average strike price is R681,400 per kilogram on the forwards.

At 31 December 2019, the mark-to-market value on the hedge was negative R176 million (US$13 million) (2018: R23 million (US$2 million)) with a realised loss of R220 million (US$15 million) (2018: gain of R117 million (US$9 million) for the year ended 31 December 2019.

Ghana gold hedge

In January 2018 and April 2018, a total of 488,900 ounces of the expected production for the Ghanaian region was hedged for the period January 2018 to December 2018 using zero-cost collars. The average strike prices are US$1,300 per ounce on the floor and US$1,418 per ounce on the cap.

In June 2019, a total of 275,000 ounces of the expected production for 2020 for the Ghanaian region was hedged for the period January 2020 to December 2020 using cash-settled zero-cost collars (175,000 ounces) and average rate forwards (100,000 ounces). The average strike prices are US$1,364 per ounce on the floor and US$1,449 per ounce on the cap. The average strike price on the forwards is US$1,382 per ounce.

Subsequent to 30 June 2019, 100,000 ounces of the expected production for the Ghanaian region was hedged for the period January 2020 to December 2020 using cash-settled zero cost collars. The average strike prices are US$1,400 per ounce on the floor and US$1,557 per ounce on the cap.

At 31 December 2019, the mark-to market value on the hedge was negative US$36 million (2018: positive US$2 million) with a realised gain of US$2 million (2018: US$20 million) for the year ended 31 December 2019.

AFR-102

Gold Fields Annual Financial Report including Governance Report	2020

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

In June 2019, fixed price ICE Gasoil cash-settled swap transactions were entered into for a total of 123.2 million litres of diesel for the period January 2020 to December 2022 based on 50% of usage over the specified period. The average swap price is US$575 per metric tonne (equivalent to US$75.8 per barrel). At the time of the transactions, the average Brent swap equivalent over the tenor was US$59.2 per barrel.

At 31 December 2019, the mark-to-market value on the hedge was a US$nil (2018: US$3 million) with a realised gain of US$5 million (2018: US$8 million).

Peru copper hedge

In November 2017, zero-cost collars were entered into for the period January 2018 to December 2018. A total volume of 29,400 tonnes was hedged, at an average floor price of US$6,600 per tonne and an average cap price of US$7,431 per tonne.

At 31 December 2019, the mark-to-market valuation of the hedge was a US$nil (2018: positive of US$1 million), with a realised gain of US$nil (2018: US$5 million).

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

In January 2019, zero-cost collars were executed for the period January 2019 to December 2019 for a notional 456,000 ounces of gold with a strike price on the floor at A$1,800 per ounce and the strike price on the cap at A$1,869 per ounce.

In June 2019, a total of 480,000 ounces of the expected production for 2020 for the Australian region was hedged for the period January 2020 to December 2020 using cash-settled zero-cost collars (270,000 ounces) and average rate forwards (210,000 ounces). The average strike prices are A$1,933 per ounce on the floor and A$2,014 on the cap. The average strike price on the forwards is A$1,957 per ounce.

At 31 December 2019, the mark-to-market value on the hedges was negative A$111 million (US$78 million) (2018: A$18 million (US$12 million)) with a realised loss of A$163 million (US$113 million) (2018: gain of A$11 million (US$8 million)) for the year ended 31 December 2019.

Australia oil hedge

In May 2017 and June 2017, the Australian operations entered into fixed price Singapore 10ppm Gasoil cash-settled swap transactions for a total of 77.5 million litres of diesel for the period June 2017 to December 2019. The average swap price is US$61.2 per barrel. At the time of the transactions, the average Brent swap equivalent over the tenure was US$49.9 per barrel.

In June 2019, fixed price Singapore 10ppm Gasoil cash-settled swap transactions were entered into for a total of 75.0 million litres of diesel for the period January 2020 to December 2022 based on 50% of usage over the specified period. The average swap price is US$74.0 per barrel. At the time of the transactions, the average Brent swap equivalent over the tenor was US$57.4 per barrel.

At 31 December 2019, the mark-to-market value on the hedge was a positive A$1 million (US$1 million) (2018: A$3 million (US$2 million)) with a realised gain of A$4 million (US$3 million) (2018: A$6 million (US$5 million)).

AFR-103

Gold Fields Annual Financial Report including Governance Report	2020

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF THE FINANCIAL STATEMENTS continued

Australia foreign currency hedge

In May 2018, the Australian operations entered into Australian Dollar/US Dollar average rate forwards for a total notional US$96 million for the period January 2019 to December 2019 at an average strike price of A$/US$ 0.7517. In June 2018, further hedges were taken out for a total notional US$60 million for the same period January 2019 to December 2019 at an average strike price of A$/US$ 0.7330. In September 2018, further hedges were taken out for a total notional US$100 million for the same period January 2019 to December 2019 at an average strike price of A$/US$ 0.7182. In October 2018, further hedges were taken out for the period January 2019 to December 2019 for a notional US$60 million at an average strike price of A$/US$ 0.7075. In December 2018, further hedges were taken out for the period January 2019 to December 2019 for a notional US$50 million at an average strike price of A$/US$ 0.715.

At 31 December 2019, the mark-to-market value on the hedges was A$nil (US$nil) (2018: A$12 million (US$9 million)) with a realised loss of A$22 million (US$14 million) (2018: A$nil (US$nil)) for the year ended 31 December 2019.

Foreign exchange (loss)/gain

The foreign exchange loss of US$5 million in 2019 compared with a gain of US$6 million.

These gains or losses on foreign exchange related to the conversion of offshore cash holdings into their functional currencies. The exchange loss of US$5 million was mainly due to the release of the foreign exchange reserve on disposal of subsidiary, while the exchange gain of US$6 million was due to the strengthening of the Ghanaian Cedi and the weakening of the Australian Dollar.

Other costs, net

Other costs, net increased by 51% from US$45 million in 2018 to US$68 million in 2019.

The costs in 2019 are mainly made up of:

●	Social contributions and sponsorships of US$18 million;
●	Offshore structure costs of US$17 million;
●	Loss on buy-back on notes of US$5 million;
●	Damang contract termination costs of US$13 million; and
●	Rehabilitation expense of US$13 million as a result of changes in estimates relating to the provision for environmental rehabilitation costs recognised in profit or loss.

The costs in 2018 are mainly made up of:

●	Social contributions and sponsorships of US$15 million;
●	Offshore structure costs of US$16 million;
●	Corporate-related costs of US$5 million;
●	Loss on sale of inventory of US$9 million; and
●	Rehabilitation income of US$1 million as a result of changes in estimates relating to the provision for environmental rehabilitation costs recognised in profit or loss.

Share-based payments

Gold Fields recognises the cost of share options granted (share-based payments) in terms of IFRS 2 Share-based Payment.

The Group grants share options and restricted shares to Executive Directors, certain officers and employees under the Gold Fields Limited 2012 share plan amended. Gold Fields has adopted appropriate valuation models (Black-Scholes and Monte Carlo simulation) to fair value share-based payments. The value of the equity-settled instruments is determined at the grant date of the options and depending on the rules of the plan expensed on a straight-line basis over a three-year vesting period, adjusted for forfeitures as appropriate.

From 2018 onwards, only Executive Committee members (including regional Executive Committee members) receive awards under the Gold Fields Limited 2012 share plan amended, while senior and middle management receive awards under the revised long-term incentive plan (“LTIP”).

Share-based payments decreased by 45% from US$38 million in 2018 to US$21 million in 2019 mainly due to the awards from 2018 onwards being granted to the Executive Committee members only. The corresponding entry for the share-based payment expense was the share-based payment reserve within shareholders’ equity.

AFR-104

Gold Fields Annual Financial Report including Governance Report	2020

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

The LTIP expense increased by 800% from US$1 million in 2018 to US$9 million in 2019 due to awards being granted to senior and middle management from 2018 onwards.

Exploration expense

The exploration expense decreased by 19% from US$104 million in 2018 to US$84 million in 2019.

	United States Dollar

Figures in millions unless otherwise stated	2019	2018

Australia	30	38

Salares Norte	49	61

Exploration office costs	5	5

Total exploration expense	84	104

In 2019, Australia spent US$59 million on exploration of which US$30 million was expensed in the income statement.

In 2018, Australia spent US$64 million on exploration of which US$38 million was expensed in the income statement.

Share of results of equity-accounted investees, net of taxation

Share of results of equity-accounted investees, net of taxation was a loss of US$13 million in 2018 compared to a profit of US$3 million in 2019.

During 2019 and 2018, Gold Fields equity-accounted for Far South East Resources Incorporated (“FSE”), Maverix Metals Incorporated (“Maverix”) and Asanko Gold Inc (“Asanko”).

FSE’s share of results of equity-accounted investees, net of taxation decreased from a loss of US$13 million in 2018 to a loss of US$1 million in 2019, mainly due to the US$12 million write-off of deferred costs and other non-recoverable amounts in 2018.

In March 2018, Gold Fields entered into an agreement to form an incorporated joint venture with Asanko Gold. In the deal which became unconditional on 31 July 2018, Gold Fields acquired 45% of Asanko Gold Ghana Limited (“AGGL”), the former Asanko subsidiary that owns the Asanko Gold mine, with the government of Ghana continuing to retain a 10% free carried interest in AGGL. The share of results of equity-accounted investees, net of taxation for Asanko, was a profit of US$4 million in 2019 compared to a loss of US$1 million in 2018.

Maverix’s share of results of equity-accounted investees, net of taxation decreased from a profit of US$1 million in 2018 to US$nil in 2019, representing nil% (2018: 19.9%) shareholding. The decrease is due to the sale of Maverix during 2019 (refer below for further details).

Profit on disposal of Maverix Metals Incorporated

Profit on disposal of Maverix Metals amounted to US$15 million in 2019.

In line with its key strategic objective of paying down its debt, Gold Fields Limited disposed of its shareholding in Maverix during the year ended 31 December 2019. The sale of the shares, processed through a series of private market transactions, raised US$67 million in cash. After the first transaction, Maverix no longer met the definition of an associate and it was reclassified as a listed investment. A profit on disposal of US$15 million was recognised comprising a profit on disposal of associate of US$34 million, partially offset by a loss on derecognition of the investment in Maverix designated at fair value through profit or loss of US$19 million.

AFR-105

Gold Fields Annual Financial Report including Governance Report	2020

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF THE FINANCIAL STATEMENTS continued

Restructuring costs

Restructuring costs decreased by 99% from US$114 million in 2018 to US$1 million in 2019. The cost in 2019 relates mainly to separation packages at South Deep and Tarkwa and the cost in 2018 relates mainly to separation packages at South Deep (US$11 million), Damang (US$14 million) and Tarkwa (US$89 million) (related to the conversion from owner to contractor mining implemented in 2018).

Silicosis settlement costs

Silicosis settlement costs decreased by 60% from a reversal of costs of US$5 million in 2018 and to a reversal of costs of US$2 million in 2019.

A consolidated application was brought against several South African mining companies, including Gold Fields, for certification of a class action on behalf of current or former mineworkers (and their dependants) who have allegedly contracted silicosis and/or tuberculosis while working for one or more of the mining companies listed in the application (refer to notes 25.2 and 35 of the consolidated financial statements for further details).

During 2019 and 2018, reversal of costs of US$2 million and US$5 million, respectively, related to a change in the expected timing of the cash flows and an increase in the discount rate.

Gain on acquisition of Asanko

On 29 March 2018, the Group entered into certain definitive agreements (the “JV Transaction”) with Asanko Gold Inc. pursuant to which, among other things:

●

Gold Fields and Asanko will each own a 45% interest in Asanko Gold Ghana Limited (“AGGL”), the former Asanko subsidiary that owns the Asanko Gold mine, with the government of Ghana continuing to retain a 10% free-carried interest in AGGL (the “Joint Arrangement”);

●	Gold Fields and Asanko will each own a 50% interest in Adansi Gold Company Ghana Limited (“Adansi Ghana”), the Asanko subsidiary that currently owns a number of the Company’s exploration licences; and
●	Gold Fields and Asanko will each acquire a 50% interest in a newly formed entity (Shika Group Finance Limited (“JV Finco”)).

On 20 June 2018, Gold Fields and Asanko received approval of the JV Transaction from the Ghanaian Minister of Lands and Natural Resources and the JV transaction closed on 31 July 2018 once all conditions precedent were met.

In consideration for its interests in the Joint Arrangement, Gold Fields contributed US$165 million in 2018, representing its initial US$165 million redeemable share investment in JV Finco, as well as its initial US$nil equity investments in AGGL, Adansi Ghana and JV Finco, respectively. An additional US$20 million was invested in the redeemable preference shares during 2019.

Recognition and measurement

Gold Fields and Asanko have joint control and the Asanko transaction is structured as a separate vehicle and the Group has a residual interest in the net assets of Asanko. Accordingly, the Group has classified its interest in Asanko as a joint venture.

Fair value measured

There were no changes in 2019 to the provisional purchase price allocation performed at the time of acquisition of Asanko, therefore the purchase price allocation is considered final.

Consideration transferred

The following table summarises the acquisition date fair value of the consideration transferred:

Figures in millions unless otherwise stated	United States Dollar

2018

Cash for Asanko redeemable preference shares and equity	165

Total consideration paid	165

An additional US$20 million was invested in the redeemable preference shares in 2019.

AFR-106

Gold Fields Annual Financial Report including Governance Report	2020

Gain on acquisition of Asanko

The gain on acquisition was determined as follows:

Figures in millions unless otherwise stated	United States Dollar

2018

Total fair value of assets acquired	217

Consideration transferred	(165)

Gain on acquisition	52

The redeemable preference shares have the following conditions:

●	Redeemable at the option of the issuer at par value; and
●	Non-interest-bearing.

The redeemable preference shares were recognised as an investment in an equity financial instrument measured at fair value through other comprehensive income. The key assumptions used to determine the fair value of the redeemable preference shares of US$130 million at acquisition were as follows:

Par value of the preference shares	US$	/165.0 million

Market-related interest rate		7.85%

Expected redemption period – 2020 to 2023		5 years

●	The key assumptions used to determine the fair value of the net identifiable assets acquired were as follows:

US$ gold price – 2018 to 2019	US$	1,200/oz

US$ gold price – 2020 onwards	US$	1,300/oz

Discount rate		10.27%

Life-of-mine – 2019 to 2030		12 years

●

The excess of the fair value of the identifiable net assets acquired over the consideration is recognised immediately in profit or loss as a gain on acquisition. The injection of capital into Asanko Gold Mine for an equity stake represented a favourable deal for Gold Fields, as Asanko needed to refinance the debt of Asanko Gold Mine, resulting in a gain on acquisition.

Impairment, net of reversal of impairment of investments and assets

Impairment, net of reversal of impairment of investments and assets decreased by 98% from US$520 million in 2018 to US$10 million in 2019.

	United States Dollar

Figures in millions unless otherwise stated	2019	2018

Cerro Corona redundant assets	–	2

South Deep cash-generating unit – goodwill	–	72

South Deep cash-generating unit – other assets	–	410

FSE	10	37

	10	520

AFR-107

Gold Fields Annual Financial Report including Governance Report	2020

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF THE FINANCIAL STATEMENTS continued

The impairment charge of US$10 million in 2019 relate mainly to the net impairment of FSE. The impairment of FSE was based on the fair value less cost of disposal of the investment which was indirectly derived from the market value of Lepanto Consolidated Mining Company.

The impairment charge of US$520 million in 2018 comprises:

●	US$2 million impairment of redundant assets at Cerro Corona;
●

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

– Life-of-mine of 75 years; and

– Discount rate of 13.5% nominal.

●

US$37 million impairment of FSE. The impairment of FSE was based on the fair value less cost of disposal of the investment which was indirectly derived from the market value of Lepanto Consolidated Mining Company.

Profit/(loss) on disposal of assets

Loss of US$52 million in 2018 compared to a profit on disposal of assets was US$1 million in 2019.

Profit on disposal of assets of US$1 million in 2019 related mainly to the sale of redundant assets at South Deep, Ghana and Australia.

Loss on disposal of assets of US$52 million in 2018 related mainly to the losses of US$38 million on the sale of mining fleet and heavy machinery equipment and inventory at Tarkwa as part of the transition to contractor mining and a loss of US$15 million on the sale of APP.

Royalties

Royalties increased by 17% from US$63 million in 2018 to US$74 million in 2019 and are made up as follows:

	United States Dollar

Figures in millions unless otherwise stated	2019	2018

South Africa	2	1

Ghana	36	29

Peru	5	5

Australia	31	28

	74	63

The royalty in South Africa increased by 100% from US$1 million in 2018 to US$2 million in 2019 due to an increase in revenue in 2019.

The royalty in Ghana increased by 24% from US$29 million in 2018 to US$36 million in 2019 due to an increase in revenue and an increase in the royalty rate in 2019.

The royalty in Peru remained flat at US$5 million.

The royalty in Australia increased by 11% from US$28 million in 2018 to US$31 million in 2019 due to an increase in revenue in 2019.

AFR-108

Gold Fields Annual Financial Report including Governance Report	2020

Mining and income tax

Mining and income tax was an income of US$66 million in 2018 compared to a charge of US$176 million in 2019.

The table below indicates Gold Fields’ effective tax rate in 2019 and 2018:

	United States Dollar

Figures in millions unless otherwise stated	2019	2018

Income and mining tax credit/(charge) (US$ million)	(176)	66

Effective tax rate (%)	50.3	16.0

In 2019, the effective tax rate of 50.3% was higher than the maximum South African mining statutory tax rate of 34% mainly due to the tax effect of the following:

●	US$18 million adjustment to reflect the actual realised company tax rates in South Africa and offshore;
●	US$1 million of non-taxable share of results of equity-accounted investees, net of taxation;
●	US$1 million non-taxable fair value gain on Maverix warrants; and
●	US$5 million non-taxable profit on disposal of Maverix.

The above were offset by the following tax effected charges:

●	US$24 million non-deductible charges comprising share-based payments (US$7 million) and exploration expense (US$17 million);
●	US$3 million recognised on impairment of FSE;
●	US$30 million non-deductible interest paid;
●	US$3 million dividend withholding tax;
●	US$11 million of net non-deductible expenditure and non-taxable income;
●	US$5 million deferred tax on unremitted earnings at Tarkwa and Cerro Corona;
●	US$7 million of various Peruvian non-deductible expenses; and
●	US$3 million deferred tax assets not recognised at Cerro Corona.

In 2018, the effective tax rate of 16.0% was lower than the maximum South African mining statutory tax rate of 34% mainly due to the tax effect of the following:

●	US$18 million non-taxable gain on acquisition of Asanko;
●	US$1 million non-taxable fair value gain on Maverix warrants;
●	US$1 million non-taxable profit on dilution of Gold Fields’ interest in Maverix warrants;
●	US$7 million deferred tax assets recognised at Damang; and
●	US$70 million additional capital allowances recognised at South Deep.

The above were offset by the following tax effected charges:

●	US$7 million adjustment to reflect the actual realised company tax rates in South Africa and offshore;
●	US$35 million non-deductible charges comprising share-based payments (US$13 million) and exploration expense (US$22 million);
●	US$13 million and US$24 million deferred tax assets not recognised on impairment of FSE and South Deep goodwill, respectively;
●	US$26 million non-deductible interest paid;
●	US$5 million of non-deductible share of results of equity-accounted investees, net of taxation;
●	US$16 million dividend withholding tax;
●	US$15 million deferred tax assets not recognised at Cerro Corona;
●	US$8 million of net non-deductible expenditure and non-taxable income;
●	US$1 million deferred tax raised on unremitted earnings at Tarkwa and Cerro Corona;
●	US$1 million deferred tax movement on Peruvian Nuevo Sol devaluation against US Dollar;
●	US$8 million of various Peruvian non-deductible expenses; and
●	US$11 million deferred tax release on change of tax rate at South Deep.

Profit/(loss) for the year

As a result of the factors discussed above, a profit of US$175 million in 2019 compared to a loss of US$345 million in 2018.

Profit/(loss) attributable to owners of the parent

A profit attributable to owners of the parent of US$162 million in 2019 compared to a loss of US$348 million in 2018.

AFR-109

Gold Fields Annual Financial Report including Governance Report	2020

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF THE FINANCIAL STATEMENTS continued

Profit attributable to non-controlling interests

Profit attributable to non-controlling interests increased by 333% from US$3 million in 2018 to US$13 million in 2019.

The non-controlling interest consists of Gold Fields Ghana (Tarkwa) and Abosso Goldfields (Damang) at 10% each at the end of 2019 and 2018 and Gold Fields La Cima (Cerro Corona) at 0.47% at the end of 2019 and 2018.

The amount making up the non-controlling interest is shown below:

	2019		2018		2019	2018

	Minority interest Effective	*	Minority interest Effective	*	US$ million	US$ million

Gold Fields Ghana Limited – Tarkwa	10.0%		10.0%		10	4

Abosso Goldfields – Damang	10.0%		10.0%		3	(1)

Gold Fields La Cima – Cerro Corona	0.47%		0.47%		–	–

					13	3

*	Average for the year.

Basic earnings/(loss) per share

As a result of the above, Gold Fields earnings of US$0.20 per share in 2019 compared to a loss per share of US$0.42 in 2018.

LIQUIDITY AND CAPITAL RESOURCES – YEARS ENDED 31 DECEMBER 2020 AND 31 DECEMBER 2019 CASH RESOURCES

Cash flows from operating activities

Cash inflows from operating activities increased by 31% (US$266 million) from US$845 million in 2019 to US$1,111 million in 2020. The items comprising these are discussed below.

The increase of US$266 million was due to:

Figures in millions unless otherwise stated	United States Dollar

Increase in cash generated from operations due to higher gold sold and higher gold price	631

Increase in interest received	1

Increase in investment in working capital due to an increase in prepayments, buildup of gold-in-process and fifth creditor cycle payment as a result of the change to a calendar month end	(147)

Decrease in silicosis payment	1

Decrease in interest paid due to lower borrowings	5

Increase in royalties paid due to higher gold sold and higher gold price	(31)

Increase in taxes paid due to higher gold sold and higher gold price	(97)

Increase in dividends paid due to higher normalised earnings and higher dividends paid to non-controlling interest	(97)

266

Dividends paid increased from US$49 million in 2019 to US$146 million in 2020. The dividends paid of US$146 million in 2020 comprised dividends paid to ordinary shareholders of US$138 million, dividends paid to non-controlling interests in Ghana and Peru of US$7 million and South Deep BEE dividend of US$1 million.

The dividends paid of US$49 million in 2019 comprised dividends paid to ordinary shareholders of US$46 million, dividends paid to non-controlling interests in Ghana and Peru of US$2 million and South Deep BEE dividend of US$1 million.

AFR-110

Gold Fields Annual Financial Report including Governance Report	2020

Cash flows from investing activities

Cash outflows from investing activities increased by 36% (US$160 million) from US$447 million in 2019 to US$607 million in 2020.

The increase of US$160 million was due to:

Figures in millions unless otherwise stated	United States Dollar

Decrease in additions to property, plant and equipment	29

Increase in capital expenditure – working capital	(7)

Decrease in proceeds on disposal of property, plant and equipment	(3)

Purchase of Asanko Gold – 2019	20

Decrease in purchase of investments	6

Increase in redemption of Asanko preference shares	28

Proceeds on disposal of subsidiary – 2019	(6)

Proceeds on disposal of Maverix – 2019	(67)

Decrease in proceeds on disposal of investments	(90)

Loan advanced to contractor – 2020	(68)

Increase in environmental trust funds and rehabilitation payments	(2)

160

Additions to property, plant and equipment

Capital expenditure decreased by 5% from US$613 million in 2019 to US$584 million in 2020.

Gold Fields adopted the new Interpretation of the World Gold Council prospectively from 1 January 2019. In 2020, capital expenditure for 2020 and 2019 is presented according to the new Interpretation. Only the split between sustaining and non-sustaining capital is amended. Total capital expenditure remains the same under both methods.

AFR-111

Gold Fields Annual Financial Report including Governance Report	2020

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF THE FINANCIAL STATEMENTS continued

	United States Dollar

	2020			2019

Figures in million unless otherwise stated	Sustaining capital	Growth capital	Total capital	Sustaining capital	Growth capital	Total capital

South Deep	44	5	49	33	—	33

South African region	44	5	49	33	—	33

Tarkwa	147	—	147	126	—	126

Damang	14	6	20	5	71	76

Asanko[1]	13	18	31	20	7	27

Ghanaian region (including Asanko)	174	24	198	151	78	229

Ghanaian region (excluding Asanko)	161	6	167	131	71	202

Cerro Corona	24	26	50	44	12	56

South American region	24	26	50	44	12	56

St Ives	62	12	74	46	52	98

Agnew	43	9	52	35	41	76

Granny Smith	47	19	66	26	46	72

Gruyere – 50%	27	1	28	5	67	72

Australian operations	179	41	220	112	206	318

Salares Norte	—	97	97	—	—	—

Other	1	—	1	4	—	4

Capital expenditure (including Asanko)	422	193	615	344	296	640

Capital expenditure (excluding Asanko)	409	175	584	324	289	613

[1]	Equity-accounted joint venture. Asanko capital expenditure not included in the Group capital expenditure per the cash flow statement.

Capital expenditure at South Deep in South Africa increased by 68% from R479 million (US$33 million) in 2019 to R804 million (US$49 million) in 2020. The capital expenditure of R804 million (US$49 million) in 2020 comprised R718 million (US$44 million) sustaining capital and R86 million (US$5 million) growth capital. The capital expenditure of R479 million (US$33 million) in 2019 comprised only sustaining capital expenditure.

●

This increase in sustaining capital was mainly due to the purchase of new TM3 equipment (R124 million (US$8 million)), the refurbishment of existing fleet (R47 million (US$3 million)), phase 1 of the Newtrax equipment conditioning monitoring and tracking system implementation and IT infrastructure upgrades (R53 million (US$3 million; and

●	The growth capital in 2020 was due to the recommencement of the new mine development.

Capital expenditure at the Ghanaian operations (excluding Asanko) decreased by 17% from US$202 million in 2019 to US$167 million in 2020:

●	Tarkwa increased by 17% from US$126 million in 2019 to US$147 million in 2020 mainly due to the higher capital waste mined. All capital related to sustaining capital;
●

Damang decreased by 74% from US$76 million in 2019 to US$20 million in 2020 due to lower capital waste tonnes mined. The capital expenditure of US$20 million in 2020 comprised US$14 million sustaining capital and US$6 million growth capital. The capital expenditure of US$76 million in 2019 comprised US$5 million sustaining capital and US$71 million growth capital; and

●

Asanko increased by 15% from US$27 million in 2019 to US$31 million in 2020. The capital expenditure of US$31 million in 2020 comprised US$13 million sustaining capital expenditure and US$18 million growth capital. The capital expenditure of US$27 million in 2019 comprised US$20 million sustaining capital expenditure and US$7 million growth capital. The increase was due to increased expenditure on the Tetrem relocation project (RAP), exploration at Miridani North and Akwasiso Cut 3. (Asanko is an equity-accounted joint venture and not included in the Group or Ghanaian operation’s figures).

AFR-112

Gold Fields Annual Financial Report including Governance Report	2020

Capital expenditure at Cerro Corona in Peru decreased by 11% from US$56 million in 2019 to US$50 million in 2020. The capital expenditure of US$50 million in 2020 comprised US$24 million sustaining capital expenditure and US$26 million growth capital. The capital expenditure of US$56 million in 2019 comprised US$44 million sustaining capital expenditure and US$12 million growth capital. The decrease was due to the quarantine decreed by the government relating to Covid-19, which restricted the construction activities at the tailings dam and Arpon’s waste storage facility. Additional camp and dining room facilities were constructed during 2020 at a cost of US$6 million in order to increase capacity at site as a result of the Covid-19 regulations implemented.

Capital expenditure at the Australian operations decreased by 30% from A$458 million (US$318 million) in 2019 to A$319 million (US$220 million) in 2020:

●

St Ives decreased by 25% from A$141 million (US$98 million) in 2019 to A$107 million (US$74 million) in 2020 mainly due to the Invincible South and Hamlet North underground mines which were being developed in 2019. The capital expenditure of A$107 million (US$74 million) in 2020 comprised A$90 million (US$62 million) sustaining capital expenditure and A$17 million (US$12 million) growth capital. The capital expenditure of A$141 million (US$98 million) in 2019 comprised A$66 million (US$46 million) sustaining capital expenditure and A$75 million (US$52 million) growth capital. The increase in sustaining capital expenditure and decrease in non-sustaining capital expenditure was due to the reclassification of development cost at Invincible South and Hamlet North Mines. Invincible South turned cash flow positive in quarter four of 2019 and Hamlet North in quarter 1 of 2020, which resulted in capital costs moving from non-sustaining to sustaining in accordance with World Gold Council guidelines;

●

Agnew decreased by 31% from A$109 million (US$76 million) in 2019 to A$75 million (US$52 million) in 2020. The capital expenditure of A$75 million (US$52 million) in 2020 comprised A$63 million (US$43 million) sustaining capital expenditure and A$12 million (US$9 million) growth capital. The capital expenditure of A$109 million (US$76 million) in 2019 comprised A$51 million (US$35 million) sustaining capital expenditure and A$58 million (US$41 million) growth capital. The decreased was driven by a decrease in non-sustaining capital expenditure. Additional expenditure was incurred in 2019 to establish the new accommodation village A$32 million (US$22 million) and development of the Waroonga North decline A$5 million (US$3 million). In addition non-sustaining exploration drilling reduced by A$6 million (US$4 million) from 2019. Sustaining capital expenditure increased due to increased mine development at Waroonga;

●

Granny Smith decreased by 8% from A$104 million (US$72 million) in 2019 to A$96 million (US$66 million) in 2020 due to decreased capitalised drilling cost in 2020. The capital expenditure of A$96 million (US$66 million) in 2020 comprised A$69 million (US$47 million) sustaining capital expenditure and A$28 million (US$19 million) growth capital. The capital expenditure of A$104 million (US$72 million) in 2019 comprised A$37 million (US$26 million) sustaining capital expenditure and A$67 million (US$46 million) growth capital. The increase in sustaining capital expenditure and decrease in non-sustaining capital expenditure was due to the reclassification of the Zone 110/120 areas which turned cash flow positive during the first six months of 2020 which resulted in capital costs moving from non-sustaining to sustaining in accordance with World Gold Council guidelines; and

●

Capital expenditure at Gruyere decreased by 61% from A$104 million (US$72 million) in 2019 to A$41 million (US$28 million) in 2020. The 2019 capital expenditure was primarily incurred to complete the Gruyere construction project and stripping activities at the Gruyere pit. The capital expenditure of A$41 million (US$28 million) in 2020 comprised A$39 million (US$27 million) sustaining capital and A$2 million (US$1 million) growth capital. The capital expenditure of A$104 million (US$72 million) in 2019 comprised A$8 million (US$5 million) sustaining capital and A$96 million (US$67 million) growth capital.

At Salares Norte, capital expenditure increased by 100% to US$97 million in 2020 from US$ nil million in 2019 due to the approval of the feasibility study and commencement of capitalisation of the project from 1 April 2020.

Proceeds on disposal of property, plant and equipment

Proceeds on the disposal of property, plant and equipment decreased by 75% from US$4 million in 2019 to US$1 million in 2020. In both 2020 and 2019, the proceeds related mainly to the disposal of various redundant assets.

Purchase of Asanko Gold

Purchase of Asanko Gold was US$20 million in 2019 and related to the additional purchase of preference shares in accordance with the JV transaction with Asanko Gold Inc. which was completed on 31 July 2018.

Purchase of investments

Investment purchases decreased by 86% from US$7 million in 2019 to US$1 million in 2020. Purchase of investments of US$1 million in 2020 related to a purchase of 3.4 million shares in Lefroy Exploration Limited. Purchase of investments of US$7 million in 2019 related to Chakana Copper.

AFR-113

Gold Fields Annual Financial Report including Governance Report	2020

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF THE FINANCIAL STATEMENTS continued

Redemption of Asanko preference shares

Redemption of Asanko preference shares amounted to US$10 million in 2019 and US$38 million in 2020.

Proceeds on disposal of subsidiary

Proceeds on disposal of subsidiary amounted to US$6 million in 2019 and related to the sale of Norperuana.

Proceeds on disposal of Maverix

Proceeds on disposal of Maverix amounted to US$67 million in 2019 and related to the sale of the Group’s 19.9% holding in the Toronto-listed gold and royalty streaming company Maverix.

Proceeds on disposal of investments

Proceeds on the disposal of investments decreased by 80% from US$113 million in 2019 to US$23 million in 2020.

The proceeds on disposal of investments of US$23 million in 2020 related to the disposal of 81 million shares in ASX-listed Cardinal Resources Limited.

The proceeds on disposal of investments of US$113 million in 2019 comprised:

Figures in millions unless otherwise stated	United States Dollar

Red 5 Limited	21

Gold Road Resources Limited	85

Hummingbird Resources PLC	6

113

Loan advanced – contractors

Loan advanced to contractors in Ghana for fleet replacement in 2020 amounted to US$68 million. These loans are interest bearing, secured and are recoupable over three years (2021 to 2024).

Contributions to environmental trust funds

The contributions to environmental trust fund increased by 29% from US$7 million in 2019 to US$9 million in 2020.

The contributions to environmental trust funds of US$9 million in 2020 comprised:

Figures in millions unless otherwise stated	United States Dollar

South Deep mine environmental trust fund	1

Tarkwa mine environmental trust fund	6

Damang mine environmental trust fund	2

9

The contributions to environmental trust funds of US$7 million in 2019 comprised:

Figures in millions unless otherwise stated	United States Dollar

South Deep mine environmental trust fund	1

Tarkwa mine environmental trust fund	6

7

AFR-114

Gold Fields Annual Financial Report including Governance Report	2020

Cash flows from financing activities

Cash outflows from financing activities increased by 33% (US$35 million) from US$105 million in 2019 to US$140 million in 2020. The items comprising these numbers are discussed below.

The movement of US$35 million was due to:

Figures in millions unless otherwise stated	United States Dollar

Decrease in loans raised	(848)

Decrease in loans repaid	590

Increase in payment of lease liability	(26)

Proceeds from the issue of shares – 2020	249

(35)

Loans raised

Loans raised decreased by 55% from US$1,538 million in 2019 to US$690 million in 2020.

The US$690 million loans raised in 2020 comprised:

Figures in millions unless otherwise stated	United States Dollar

A$500 million syndicated revolving credit facility – old[1]	86

A$500 million syndicated revolving credit facility – new[1]	191

US$1,200 million term loan and revolving credit facilities	413

690

Credit facilities financing and refinancing

[1]

On 19 November 2020, Gruyere Holdings Proprietary Limited entered into a new A$500 million syndicated revolving credit facility. On 23 November 2020, the old A$500 million syndicated revolving credit facility was refinanced with the new A$500 million syndicated revolving credit facility and cancelled.

The US$1,538 million loans raised in 2019 comprised:

Figures in millions unless otherwise stated	United States Dollar

US$500 million five-year notes issue[1]	496

US$500 million 10-year notes issue[1]	496

US$1,290 million term loan and revolving credit facilities	434

R500 million Standard Bank revolving credit facility	21

Short-term Rand uncommitted credit facilities	91

1,538

Credit facilities financing and refinancing

[1]

On 9 May 2019, Gold Fields successfully concluded the raising of two new bonds, a US$500 million five-year notes issue with a coupon of 5.125% and a US$500 million 10-year notes issue with a coupon of 6.125%, raising a total of US$1 billion at an average coupon of 5.625%.

AFR-115

Gold Fields Annual Financial Report including Governance Report	2020

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF THE FINANCIAL STATEMENTS continued

Loans repaid

Loans repaid decreased by 37% from US$1,604 million in 2019 to US$1,014 million in 2020.

The US$1,014 million loans repaid in 2020 comprised:

Figures in millions unless otherwise stated	United States Dollar

US$1 billion notes issue	602

A$500 million syndicated revolving credit facility – old	249

US$1,200 million term loan and revolving credit facility	163

1,014

The US$1,604 million loans repaid in 2019 comprised:

Figures in millions unless otherwise stated	United States Dollar

US$1 billion notes issue – buy-back of US$250 million notes[1]	255

US$100 million revolving credit facility	45

A$500 million syndicated revolving credit facility	144

US$1,290 million term loan and revolving credit facility	906

R500 million Standard Bank revolving credit facility	35

R500 million Absa Bank revolving credit facility	35

Short-term Rand uncommitted credit facilities	184

1,604
[1]

On 27 May 2019, Gold Fields announced the successful buy back of US$250 million of the outstanding 2020 notes at 102% of par as compared with a premium of 101.73% of par at the close of business on 24 May 2019. The buy-back of the notes was financed with the proceeds of the raising of two new bonds, the five-year notes and the 10-year notes. The Group recognised a loss of US$5.0 million on the buy-back of the 2020 notes.

Payment of lease liabilities

Payment of lease liabilities increased by 68% from US$38 million in 2019 to US$64 million in 2020. The increase related mainly to additional leases entered into during 2020.

Proceeds from the issue of shares

On 12 February 2020 Gold Fields successfully completed the placing of 41,431,635 new ordinary, no par value shares with existing and new institutional investors at a price of ZAR 90.20 per share. The placing issued represented, in aggregate, approximately 5% of the Company’s issued ordinary share capital prior to the placing. The placing price represented a discount of 3.8% to the 30 day VWAP prior to 12 February 2020. Gross proceeds of approximately R4 billion (US$249 million) were raised through the placing.

Net cash generated

As a result of the above, net cash generated increased by 24% from US$294 million in 2019 to US$364 million in 2020.

Cash and cash equivalents increased by 72% from US$515 million at 31 December 2019 to US$887 million at 31 December 2020.

Cash flow from operating activities less net capital expenditure, environmental payments, lease payments and redemption of Asanko preference shares (“net cash flow”)

This is a measure that management uses to measure the cash generated by the core business. Cash flow from operating activities less net capital expenditure, environmental payments, lease payments and redemption of Asanko preference shares is defined as net cash from operations adjusted for South Deep BEE dividend, additions to property, plant and equipment, proceeds on disposal of property, plant and equipment, environmental trust funds payments, lease payments and redemption of Asanko preference shares per the statement of cash flows.

AFR-116

Gold Fields Annual Financial Report including Governance Report	2020

The cash inflow increased by 153% from US$249 million in 2019 to US$631 million in 2020. The main reasons for the increase was that net cash from operating activities increased by 41% from US$894 million in 2019 to US$1,258 million in 2020 mainly due to higher gold sold and higher gold prices. Additions to property, plant and equipment decreased by 5% from US$613 million in 2019 to US$584 million in 2020 due to the reasons discussed on pages 109 to 111.

Below is a table reconciling the cash flow from operating activities less net capital expenditure, environmental payments, lease payments and redemption of Asanko preference shares to the statement of cash flows.

	United States Dollar

Figures in millions unless otherwise stated	2020	2019

Net cash from operations	1,258	894

South Deep BEE dividend	(1)	(1)

Additions to property, plant and equipment	(584)	(613)

Capital expenditure – working capital	(7)	–

Proceeds on disposal of property, plant and equipment	1	4

Environmental trust funds and rehabilitation payments	(9)	(7)

Lease payments	(65)	(38)

Redemption of Asanko preference shares	38	10

Cash flow from operating activities less net capital expenditure, environmental payments, lease payments and redemption of Asanko preference shares	631	249

Below is a table providing a breakdown of how the cash was generated by the Group.

	United States Dollar

Figures in millions unless otherwise stated	2020	2019

Net cash generated by mines	868	414

Salares Norte[1]	(151)	(55)

Interest paid by corporate entities[2]	(92)	(86)

Redemption of Asanko preference shares	38	10

Other corporate costs	(32)	(34)

Cash flow from operating activities less net capital expenditure, environmental payments, lease payments and redemption of Asanko preference shares	631	249

[1]	The Salares Norte expenditure of US$151 million comprises exploration expenditure of US$30 million, capital expenditure of US$97 million and investment into working capital of US$24 million.
[2]	Does not agree to interest paid per the cash flow of US$127 million (2019: US$132 million) due to interest paid by the mines reflected under net cash generated by mines before growth capital.

AFR-117

Gold Fields Annual Financial Report including Governance Report	2020

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF THE FINANCIAL STATEMENTS continued

LIQUIDITY AND CAPITAL RESOURCES – YEARS ENDED 31 DECEMBER 2019 AND 31 DECEMBER 2018 CASH RESOURCES

Cash flows from operating activities

Cash inflows from operating activities increased by 49% (US$276 million) from US$569 million in 2018 to US$845 million in 2019. The items comprising these are discussed below.

The increase of US$276 million was due to:

Figures in millions unless otherwise stated	United States Dollar

Increase in cash generated from operations due to higher gold sold and higher gold price	305

Decrease in investment in working capital	7

Silicosis payment	(5)

Increase in interest paid mainly due to adoption of IFRS 16 Leases	(41)

Increase in royalties paid	(7)

Decrease in taxes paid	9

Decrease in dividends paid due to lower dividends paid to non-controlling interests	8

276

Dividends paid decreased from US$57 million in 2018 to US$49 million in 2019. The dividends paid of US$49 million in 2019 comprised dividends paid to ordinary shareholders of US$46 million, dividends paid to non-controlling interests in Ghana and Peru of US$2 million and South Deep BEE dividend of US$1 million.

The dividends paid of US$57 million in 2018 comprised dividends paid to ordinary shareholders of US$45 million, dividends paid to non-controlling interests in Ghana and Peru of US$10 million and South Deep BEE dividend of US$2 million.

Cash flows from investing activities

Cash outflows from investing activities decreased by 50% (US$440 million) from US$887 million in 2018 to US$447 million in 2019.

The decrease of US$440 million was due to:

Figures in millions unless otherwise stated	United States Dollar

Decrease in additions to property, plant and equipment	201

Decrease in proceeds on disposal of property, plant and equipment	(75)

Purchase of Asanko Gold	145

Decrease in purchase of investments	13

Redemption of Asanko preference shares – 2019	10

Proceeds on disposal of subsidiary – 2019	6

Proceeds on disposal of Maverix – 2019	67

Increase in proceeds on disposal of investments	112

Proceeds on disposal of APP – 2018	(40)

Decrease in environmental trust funds and rehabilitation payments	1

440

AFR-118

Gold Fields Annual Financial Report including Governance Report	2020

Additions to property, plant and equipment

Capital expenditure decreased by 25% from US$814 million in 2018 to US$613 million in 2019.

	United States Dollar

		2019			2018

Figures in million unless otherwise stated	Sustaining capital	Growth capital	Total capital	Sustaining capital	Growth capital	Total capital

South Deep	33	—	33	40	18	58

South African region	33	—	33	40	18	58

Tarkwa	126	—	126	156	—	156

Damang	5	71	76	14	125	139

Asanko[1]	20	7	27	8	5	13

Ghanaian region	151	78	229	178	130	308

Cerro Corona	56	—	56	33	—	33

South American region	56	—	56	33	—	33

St Ives	98	—	98	127	—	127

Agnew	76	—	76	73	—	73

Granny Smith	72	—	72	79	—	79

Gruyere – 50%	5	67	72	—	134	134

Australian operations	251	67	318	279	—	413

Other	4	—	4	2	13	15

Capital expenditure
(including Asanko)	495	145	640	532	295	827

Capital expenditure
(excluding Asanko)	475	138	613	524	290	814

[1]	Equity-accounted joint venture.

Capital expenditure at South Deep in South Africa decreased by 38% from R770 million (US$58 million) in 2018 to R479 million (US$33 million) in 2019. The capital expenditure of R479 million (US$33 million) in 2019 comprised only sustaining capital expenditure. The capital expenditure of R770 million (US$58 million) in 2018 comprised R528 million (US$40 million) sustaining capital and R242 million (US$18 million) growth capital.

●

This decrease was driven by the decrease in non-sustaining capital expenditure, which was communicated as part of the restructuring at the end of 2018 with the temporary suspension of New Mine development in 2019.

Capital expenditure at the Ghanaian operations (excluding Asanko) decreased by 32% from US$295 million in 2018 to US$202 million in 2019:

●

Tarkwa decreased by 19% from US$156 million in 2018 to US$126 million in 2019 mainly due to the lower capital waste stripping expenditure in line with the 2019 plan. All capital related to sustaining capital;

●

Damang decreased by 45% from US$139 million in 2018 to US$76 million in 2019 due to lower capital waste tonnes mined. The capital expenditure of US$76 million in 2019 comprised US$5 million sustaining capital and US$71 million growth capital. The capital expenditure of US$139 million in 2018 comprised US$14 million sustaining capital and US$125 million growth capital; and

●

Asanko incurred total capital expenditure of US$13 million for the five months ended December 2018 compared to US$27 million for the 12 months ended December 2019. The capital expenditure of US$27 million in 2019 comprised US$20 million sustaining capital expenditure and US$7 million growth capital. The capital expenditure of US$13 million in 2018 comprised sustaining capital expenditure of US$8 million and non-sustaining capital expenditure of US$5 million. (Asanko is an equity-accounted joint venture and not included in the Group or Ghanaian operation’s figures.)

Capital expenditure at Cerro Corona in Peru increased by 70% from US$33 million in 2018 to US$56 million in 2019. All capital related to sustaining capital:

●

The increase was due to higher expenditure resulting from the new waste storage facility construction and infrastructure relocation (access roads, blasting supplies warehouse, general warehouse, etc) expenses for the life extension plan.

AFR-119

Gold Fields Annual Financial Report including Governance Report	2020

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF THE FINANCIAL STATEMENTS continued

Capital expenditure at the Australian operations decreased by 17% from A$553 million (US$413 million) in 2018 to A$458 million (US$318 million) in 2019:

●

St Ives decreased by 17% from A$170 million (US$127 million) in 2018 to A$141 million (US$98 million) in 2019 due to reduced stripping at the open pits combined with lower spend on mining infrastructure in 2019. All capital related to sustaining capital;

●

Agnew increased by 11% from A$98 million (US$73 million) in 2018 to A$109 million (US$76 million) in 2019. Additional expenditure was incurred in 2019 to establish the new accommodation village with A$32 million spent on the village in 2019 compared to A$8 million in 2018. The additional expenditure was partially offset by lower capital development in 2019 following the completion of the first phase of development of the Waroonga North complex early in the year. All capital related to sustaining capital;

●

Granny Smith decreased by 1% from A$105 million (US$79 million) in 2018 to A$104 million (US$72 million) in 2019. The majority of capital expenditure related to development and infrastructure at the Wallaby mine, exploration and the development of a paste plant and associated infrastructure. All capital related to sustaining capital; and

●

Capital expenditure at Gruyere decreased by 42% from A$180 million (US$134 million) in 2018 to A$104 million (US$72 million) in 2019 due to the completion of the construction project. The capital expenditure of A$104 million (US$72 million) in 2019 comprised A$8 million (US$5 million) sustaining capital and A$96 million (US$67 million) growth capital. The capital expenditure of A$180 million (US$134 million) in 2018 related only to growth capital.

Proceeds on disposal of property, plant and equipment

Proceeds on the disposal of property, plant and equipment decreased by 95% from US$79 million in 2018 to US$4 million in 2019. In 2019, the proceeds related mainly to the disposal of various redundant assets. In 2018, the proceeds related mainly to the disposal of fleet in Tarkwa of US$73 million as part of the conversion to contractor mining and the balance related to the sale of various redundant assets.

Purchase of Asanko Gold

Purchase of Asanko decreased by 88% from US$165 million in 2018 to US$20 million in 2019. Purchase of Asanko of US$165 million in 2018 related to the JV transaction with Galiano (previously Asanko) which was completed on 31 July 2018. Gold Fields acquired a 50% stake in Asanko’s 90% interest in the Asanko Gold Mine in Ghana. Purchase of Asanko of US$20 million in 2019 related to the additional purchase of preference share in accordance with the JV transaction.

Purchase of investments

Investment purchases decreased by 63% from US$19 million in 2018 to US$7 million in 2019.

The purchase of investments of US$7 million in 2019 comprised:

Figures in millions unless otherwise stated	United States Dollar

Chakana Copper	7

The purchase of investments of US$19 million in 2018 comprised:

Figures in millions unless otherwise stated	United States Dollar

Asanko Gold Inc	18

Lefroy Exploration Limited	1

19

Redemption of Asanko preference shares

Redemption of Asanko preference shares amounted to US$10 million in 2019.

Proceeds on disposal of subsidiary

Proceeds on disposal of subsidiary amounted to US$6 million in 2019 and related to the sale of Norperuna.

Proceeds on disposal of Maverix

Proceeds on disposal of Maverix amounted to US$67 million in 2019 and related to the sale of the Group’s 19.9% holding in the Toronto-listed gold and royalty streaming company Maverix.

AFR-120

Gold Fields Annual Financial Report including Governance Report	2020

Proceeds on disposal of investments

Proceeds on the disposal of investments increased by 112% from US$1 million in 2018 to US$113 million in 2019.

The proceeds on disposal of investments of US$113 million in 2019 comprised:

Figures in millions unless otherwise stated	United States Dollar

Red 5 Limited	21

Gold Road Resources Limited	85

Hummingbird Resources PLC	6

113

The proceeds on disposal of investments of US$1 million in 2018 related to the disposal of various investments.

Proceeds on disposal of APP

On 24 January 2018, Gold Fields sold APP to a Finnish subsidiary of private equity fund CD Capital Natural Resources Fund III for US$40 million.

Contributions to environmental trust funds

The contributions to environmental trust fund decreased by 13% from US$8 million in 2018 to US$7 million in 2019.

The contributions to environmental trust funds of US$7 million in 2019 comprised:

Figures in millions unless otherwise stated	United States Dollar

South Deep mine environmental trust fund	1

Tarkwa mine environmental trust fund	6

7

The contributions to environmental trust funds of US$8 million in 2018 comprised:

Figures in millions unless otherwise stated	United States Dollar

South Deep mine environmental trust fund	1

Tarkwa mine environmental trust fund	7

8

Cash flows from financing activities

Cash inflows from financing activities was an outflow of US$105 million in 2019 compared to an inflow of US$152 million in 2018. The items comprising these numbers are discussed below.

The movement of US$257 million was due to:

Figures in millions unless otherwise stated	United States Dollar

Increase in loans raised	848

Increase in loans repaid	(1,069)

Increase in payment of lease liability	(36)

257

AFR-121

Gold Fields Annual Financial Report including Governance Report	2020

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF THE FINANCIAL STATEMENTS continued

Loans raised

Loans raised increased by 123% from US$690 million in 2018 to US$1,538 million in 2019.

The US$1,538 million loans raised in 2019 comprised:

Figures in millions unless otherwise stated	United States Dollar

US$500 million five-year notes issue[1]	496

US$500 million 10-year notes issue[1]	496

US$1,290 million term loan and revolving credit facilities	434

R500 million Standard Bank revolving credit facility	21

Short-term Rand uncommitted credit facilities	91

1,538

Credit facilities financing and refinancing:

[1]

On 9 May 2019, Gold Fields successfully concluded the raising of two new bonds, a US$500 million five-year notes issue with a coupon of 5.125% and a US$500 million 10-year notes issue with a coupon of 6.125%, raising a total of US$1 billion at an average coupon of 5.625%.

The US$690 million loans raised in 2018 comprised:

Figures in millions unless otherwise stated	United States Dollar

A$500 million syndicated revolving credit facility	120

US$1,290 million term loan and revolving credit facilities	383

R1,500 million Nedbank revolving credit facility	21

R500 million Standard Bank revolving credit facility[1]	14

R500 million Absa Bank revolving credit facility[2]	36

Short-term Rand uncommitted credit facilities	116

690

Credit facilities financing and refinancing:

[1]

On 27 March 2017, Gold Fields Operations Limited and GFI Joint Venture Holdings Proprietary Limited entered into a R500 million revolving credit facility with the Standard Bank of South Africa Limited which became available on 31 March 2017. The purpose of this facility was to fund (i) capital expenditure of the Gold Fields Group, and (ii) general corporate and working capital requirements of the Gold Fields Group. The final maturity date of this facility is three years from the financial close date, namely 31 March 2020. The Group only drew down under this facility in 2018.

[2]

On 27 March 2017, Gold Fields Operations Limited and GFI Joint Venture Holdings Proprietary Limited entered into a R500 million revolving credit facility with Absa Bank Limited which became available on 31 March 2017. The purpose of this facility was to fund (i) capital expenditure of the Gold Fields Group, and (ii) general corporate and working capital requirements of the Gold Fields Group. The final maturity date of this facility is three years from the financial close date, namely 31 March 2020. The Group only drew down under this facility in 2018.

Loans repaid

Loans repaid increased by 199% from US$536 million in 2018 to US$1,604 million in 2019.

The US$1,604 million loans repaid in 2019 comprised:

Figures in millions unless otherwise stated	United States Dollar

US$1 billion notes issue – buy-back of US$250 million notes[1]	255

US$100 million revolving credit facility	45

A$500 million syndicated revolving credit facility	144

US$1,290 million term loan and revolving credit facility	906

R500 million Standard Bank revolving credit facility	35

R500 million Absa Bank revolving credit facility	35

Short-term Rand uncommitted credit facilities	184

1,604

[1]

On 27 May 2019, Gold Fields announced the successful buy back of US$250 million of the outstanding 2020 notes at 102% of par as compared with a premium of 101.73% of par at the close of business on 24 May 2019. The buy-back of the notes was financed with the proceeds of the raising of two new bonds, the five-year notes and the 10-year notes. The Group recognised a loss of US$5.0 million on the buy-back of the 2020 notes.

AFR-122

Gold Fields Annual Financial Report including Governance Report	2020

The US$536 million loans repaid in 2018 comprised:

Figures in millions unless otherwise stated	United States Dollar

US$1,290 million term loan and revolving credit facility	291

R1,500 million Nedbank revolving credit facility	108

Short-term Rand uncommitted credit facilities	137

536

Payment of lease liabilities

Payment of lease liabilities increased by 1167% from US$3 million in 2018 to US$38 million in 2019. The increase related to the adoption of IFRS 16 Leases in 2019.

Net cash generated/(utilised)

As a result of the above, net cash generated of US$294 million in 2019 compared to net cash utilised of US$167 million in 2018.

Cash and cash equivalents increased by 134% from US$220 million at 31 December 2018 to US$515 million at 31 December 2019.

Cash flow from operating activities less net capital expenditure, environmental payments, lease payments and redemption of Asanko preference shares (“net cash flow”)

This is a measure that management uses to measure the cash generated by the core business. Cash flow from operating activities less net capital expenditure, environmental payments, lease payments and redemption of Asanko preference shares is defined as net cash from operations adjusted for South Deep BEE dividend, additions to property, plant and equipment, proceeds on disposal of property, plant and equipment, environmental trust funds payments, lease payments and redemption of Asanko preference shares per the statement of cash flows.

The cash inflow of US$249 million in 2019 compared to an outflow of US$122 million in 2018. The main reasons for the increase was that net cash from operations increased by 43% from US$626 million in 2018 to US$894 million in 2019 mainly due to higher gold sold and higher gold prices. Additions to property, plant and equipment decreased by 25% from US$814 million in 2018 to US$613 million in 2019 due to a decrease in capital across all operations.

Below is a table reconciling the cash flow from operating activities less net capital expenditure, environmental payments, lease payments and redemption of Asanko preference shares to the statement of cash flows.

	United States Dollar

Figures in millions unless otherwise stated	2019	2018

Net cash from operations	894	626

South Deep BEE dividend	(1)	(2)

Additions to property, plant and equipment	(613)	(814)

Proceeds on disposal of property, plant and equipment	4	79

Environmental trust funds and rehabilitation payments	(7)	(8)

Lease payments	(38)	(3)

Redemption of Asanko preference shares	10	–

Cash flow from operating activities less net capital expenditure, environmental payments, lease payments and redemption of Asanko preference shares	249	(122)

AFR-123

Gold Fields Annual Financial Report including Governance Report	2020

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF THE FINANCIAL STATEMENTS continued

Below is a table providing a breakdown of how the cash was generated/(utilised) by the Group.

	United States Dollar

Figures in millions unless otherwise stated	2019	2018

Net cash generated by mines before growth capital	552	345

Damang growth capital	(71)	(125)

South Deep growth capital	–	(18)

Gruyere growth capital[1]	(67)	–

Net cash generated after growth capital	414	202

Gruyere project capital[1]	–	–

Salares Norte	(55)	–

Other exploration	(5)	(5)

Interest paid by corporate entities[2]	(86)	(77)

Other corporate costs and South Deep BEE dividend	(19)	(31)

Cash flow from operating activities less net capital expenditure, environmental payments, lease payments and redemption of Asanko preference shares	249	(122)

[1]

The Gruyere project was successfully completed during 2019, with first gold produced in June 2019. Commercial levels of production were achieved at the end of September 2019 and was included in the Australian operations from that date.

[2]	Does not agree to interest paid per the cash flow of US$132 million (2018: US$91 million) due to interest paid by the mines reflected under net cash generated by mines before growth capital.

STATEMENT OF FINANCIAL POSITION

Borrowings

Total borrowings (short and long-term borrowings) decreased from US$1,846 million at 31 December 2019 to US$1,527 million at 31 December 2020. Net debt is defined as total borrowing plus lease liabilities less cash and cash equivalents. Net debt decreased from US$1,664 million at 31 December 2019 to US$1,069 million at 31 December 2020 due to lower borrowings and higher cash and cash equivalents. Net debt (excluding lease liabilities) decreased from US$1,331 million at 31 December 2019 to US$640 million at 31 December 2020 for the same reasons discussed above.

The Group monitors capital using the ratio of net debt to adjusted EBITDA. Adjusted EBITDA is defined as profit or loss for the year adjusted for interest, taxation, amortisation and depreciation and certain other costs. The definition of adjusted EBITDA is as defined in the US$1,200 million term loan and revolving credit facilities agreement. The Group’s long-term target is a ratio of net debt to adjusted EBITDA of one times or lower. The bank covenants on external borrowings require a net debt to adjusted EBITDA ratio of 3.5 or below and the ratio is measured based on amounts in United States Dollar. Net debt to adjusted EBITDA at 31 December 2020 was 0.56 (2019: 1.29). Refer to note 39 of the consolidated financial statements for further details including the reconciliation of profit for the year to adjusted EBITDA.

Provisions

Total provisions increased by 2% from US$396 million in 2019 to US$403 million in 2020 and included the following:

	United States Dollar

Figures in millions unless otherwise stated	2020	2019

Provision for environmental rehabilitation costs	382	370

Silicosis settlement costs	18	21

Other provisions	3	4

Total provisions	403	396

Current portion of provision[1]	(24)	(5)

Non-current portion of provisions	379	391

[1]

Current portion of provision comprises US$20 million (2019: US$nil) of the current portion of the environmental rehabilitation costs and US$4 million (2019: US$5 million) of the current portion of the silicosis settlement costs.

AFR-124

Gold Fields Annual Financial Report including Governance Report	2020

Provision for environmental rehabilitation costs

The amount provided for environmental rehabilitation costs increased by 3% from US$370 million at 31 December 2019 to US$382 million at 31 December 2020. The increase is due to the increase of the gross environmental rehabilitation costs at all the operations in 2020. This provision represents the present value of closure, rehabilitation and other environmental obligations up to 31 December 2020. This provision is updated annually to take account of inflation, the time value of money and any new environmental obligations incurred.

The inflation and range of discount rates applied in 2020 and 2019 for each region are shown in the table below:

	South Africa	Ghana	Australia	Peru	Chile

Inflation rates

2020	4.8%	2.2%	2.5%	2.2%	2.2%

2019	5.4%	2.5%	2.5%	2.5%	2.5%

Discount rates

2020	10.8%	6.7% – 7.2%	2.5%	2.2%	2.2%

2019	10.3%	7.7% – 7.9%	1.2% – 1.6%	3.0%	2.6%

The interest charge decreased marginally from US$12 million in 2019 to US$11 million in 2020.

Adjustments for new disturbances and changes in environmental legislation during 2020 and 2019, after applying the above inflation and discount rates were:

	United States Dollar

Figures in millions unless otherwise stated	2020	2019

South Africa	(1)	–

Ghana	(4)	22

Australia	(16)	41

Peru	13	17

Chile	2	–

Total	(5)	80

The South African and Ghanaian operations contribute to a dedicated environmental trust fund and a dedicated bank account, respectively, to provide financing for final closure and rehabilitation costs. The amount invested in the fund is shown as a non-current asset in the financial statements and increased from US$70 million at 31 December 2019 to US$79 million at 31 December 2020. The increase is mainly as a result of contributions amounting to US$9 million and interest income of US$1 million. The South African and Ghanaian operations are required to contribute annually to the trust fund over the remaining lives of the mines, to ensure that sufficient funds are available to discharge commitments for future rehabilitation costs.

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

The Settlement Agreement in the silicosis and tuberculosis class action litigation became operational on 10 December 2019. A settlement trust, known as the Tshiamiso Trust, has been established to carry out the terms of the Settlement Agreement and is responsible for ensuring that all eligible current and former mineworkers across southern Africa with silicosis or work-related TB (or their dependants where the mineworker has passed away) are compensated. The board of trustees is chaired by Professor May Hermanus as an independent trustee.

Over the course of 2020, the Tshiamiso Trust worked to create the capacity and establish the systems to begin to deliver on its mandate. However, the Covid-19 pandemic has had a significant impact on the work of the Trust. During October 2020, the Trust identified a test group of potential claimants. On 3 December 2020, the Trust made its first payments to six of these claimants. Each recipient received R250 000.

AFR-125

Gold Fields Annual Financial Report including Governance Report	2020

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF THE FINANCIAL STATEMENTS continued

Gold Fields has provided for the estimated cost of the class action settlement based on actuarial assessments and the provisions of the Settlement Agreement. At 31 December 2020, the total provision for Gold Fields’ share of the settlement of the class action claims and related costs amounts to US$18 million (R269 million) (2019: US$21 million (R297 million)) of which US$4 million (R58 million) (2019: US$5 million (R64 million)) was classified as current and US$14 million (US$211 million) (2019: US$17 million (R233 million)) as non-current. The nominal value of this provision is US$23 million (R339 million) at 31 December 2020.

The assumptions that were made in the determination of the provision include silicosis prevalence rates, estimated settlement per claimant, benefit take-up rates and disease progression rates. A discount rate of 6.67% (2019: 10.08%) was used, based on government bonds with similar terms to the anticipated settlements.

The ultimate outcome of this matter however remains uncertain, with the number of eligible workers successfully submitting claims and receiving compensation being uncertain. The provision is consequently subject to adjustment in the future. Refer to notes 25.2 and 35 of the consolidated financial statements for further details.

Other long-term provisions

Other long-term provisions decreased from US$4 million at 31 December 2019 to US$3 million at 31 December 2020.

Credit facilities

At 31 December 2020, the Group had unutilised committed banking facilities available under the following facilities, details of which are discussed in note 24:

●	US$950 million available under the US$1,200 million revolving credit facilities;
●	US$67 million available under the US$150 million revolving senior secured credit facility;
●	US$100 million available under the US$100 million senior secured revolving credit facility;
●	A$240 million (US$185 million) under the A$500 million syndicated revolving credit facility;
●	R1,500 million (US$102 million) available under the R1,500 million Nedbank revolving credit facility;
●	R500 million (US$34 million) available under the R500 million Absa Bank revolving credit facility; and
●	R500 million (US$34 million) available under the R500 million Rand Merchant Bank revolving credit facility.

Substantial contractual arrangements for uncommitted borrowing facilities are maintained with several banking counterparties to meet the Group’s normal contingency funding requirements.

As of the date of this report, the Group was not in default under the terms of any of its outstanding credit facilities.

AFR-126

Gold Fields Annual Financial Report including Governance Report	2020

Contractual obligations, commitments and guarantees at 31 December 2020

	United States Dollar

	Payments due by period

Figures in millions unless otherwise stated	Total	Within one year	Between one and five years	After five years

Borrowings
US$500 million 5-year notes issue
Capital[1]	500.0	—	500.0	—
Interest	86.5	25.6	60.9	—
US$500 million 10-year notes issue
Capital[1]	500.0	—	—	500.0
Interest	256.5	30.6	122.5	103.4
US$150 million revolving senior secured credit facility
Capital	83.5	83.5	—	—
Interest	1.8	1.8	—	—
A$500 million syndicated revolving credit facility
Capital	200.0	—	200.0	—
Interest	13.1	4.5	8.6	—
US$1,200 million revolving credit facilities
Capital	250.0	—	250.0	—
Interest	9.2	4.0	5.2	—
Other obligations
Finance lease liability	578.3	88.5	228.7	261.1
Environmental obligations[2]	466.6	19.6	34.3	412.7
Trade and other payables	452.0	452.0	—	—
Gold, copper and foreign exchange derivatives	29.1	29.1	—	—

South Deep dividend	6.8	0.9	3.6	2.3

Total contractual obligations	3,433.4	740.1	1,413.8	1,279.5

[1]

The capital amounts of the US$500 million 5-year notes issue and the US$500 10-year notes issue in the table above represent the principal amounts to be repaid and differ from the carrying values presented in the statement of financial position due to the unwinding of transaction costs capitalised at inception.

[2]

Gold Fields makes full provision for all environmental obligations based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the reporting date. Management believes that the provisions made for environmental obligations are adequate to cover the expected volume of such obligations.

	United States Dollar

	Amounts of commitments expiring by period

Figures in millions unless otherwise stated	Total	Within one year	Between one and five years	After five years

Commitments

Capital expenditure	514.7	514.7	—	—

Total commitments	514.7	514.7	—	—

Guarantees

Guarantees consist of numerous obligations. Guarantees consisting of US$191.8 million committed to guarantee Gold Fields’ environmental and other obligations with respect to its South African, Peruvian, Ghanaian and Australian operations are fully provided for under the provision for environmental rehabilitation and certain lease liabilities and are not included in the amount above.

Working capital

Following its going concern assessment performed, which takes into account the 2020 operational plan, net debt position and unutilised loan facilities, management believes that Gold Fields’ working capital resources, by way of internal sources and banking facilities, are sufficient to fund Gold Fields’ currently foreseeable future business requirements.

Off-balance sheet items

At 31 December 2020, Gold Fields had no material off-balance sheet items except for as disclosed under guarantees and capital commitments.

AFR-127

Gold Fields Annual Financial Report including Governance Report	2020

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF THE FINANCIAL STATEMENTS continued

INFORMATION COMMUNICATION AND TECHNOLOGY (“ICT”)

ICT at Gold Fields is a strategic enablement partner to the Group. ICT is focused on ensuring that the technology adopted remains relevant in enabling the business to execute the strategy and the operational plans while ensuring that all the Group information and technology assets are adequately protected.

During the course of 2020, ICT was focused on the following key objectives:

●	Establishing a suitable response programme to the Covid-19 pandemic and supporting the business to enable the respective Covid-19 protocols;
●	Implementing the necessary tools and technologies to enable a seamless transition to work remotely;
●	Enforcing a more robust cybersecurity posture to deal with the increase in cyberattacks;
●	Maintaining an improved ICT governance environment and achieving operational targets;
●	Ensuring key systems and infrastructure availability and performance;
●	Prioritising and implementing key components of the approved ICT digital strategy, specifically accelerating those initiatives that support the Group’s Covid-19 response; and
●	Maintaining sound financial management and sustaining cost savings.

Gold Fields’ vision to be the global leader in sustainable gold mining requires the adaptability to respond to the rapidly changing technology environment. This was achieved through ensuring that the foundational technology and digital elements of the mine of the future are in place across the various operations. As a result of the Covid-19 pandemic, ICT focused on prioritising initiatives from the strategy, based on Gold Fields response to the Covid-19 pandemic, and continued to maintain its focus and attention on the execution of the required activities to achieve successful outcomes following a three-phase plan, being Respond, Recover and Thrive.

The Covid-19 global pandemic has continued to evolve the way we work, and each of the regions in which we operate have experienced varying levels of virus spread and associated restrictions on business. Some regions have experienced a relaxation of the lockdowns, while others have had increased restrictions based on the resurgence of infections. Our sites have established suitable protocols that include social distancing, tracking and tracing as well as health screening and many of these protocols are enabled by Gold Fields ICT Systems.

The Respond phase was initiated through the following activities:

Established a Covid-19 ICT Emergency Management Committee which consisted of regional ICT leadership as well as critical business partners and service providers:

●

Reviewed the risk assessment that was previously completed, in accordance with the four ICT Risk Themes (Disruption of service, Loss of Data, Compliance and Cyber Security) to ensure that relevant risks were consistently mitigated;

●	Enabled and continued to support remote working systems and processes;
●	Ensured that critical spares are available for emergency deployment in the event of an infrastructure failure; and
●	Maintained an enhanced focus on cybersecurity.

Remote working and collaborating utilising virtual platforms has been relatively seamless and the adoption of technology has increased significantly.

The Covid-19 ICT Emergency Management Committee began the execution of the Recovery phase which includes:

●	Accelerating the adoption of more robust business continuity mechanisms;
●

Reviewing ICT projects and initiatives and identifying possible impactful business initiatives. The identified impactful initiatives include the enhancement of the Gold Fields network architecture as well as the migration of critical systems to the cloud;

●	Reviewing ICT budgets and maintaining alignment to the financial plan;
●	Assessing the Gold Fields ICT Digital Strategy for relevance to a post Covid-19 world of business;
●	Redefining the ICT delivery model and the conceptualising of ICT 2.0 reflecting the new normal;
●	Continuing to monitor the changing ICT Risk landscape and implementing necessary mitigating actions; and
●	Maintaining a level of vigilance and threat readiness to respond to cyberattacks.

The Covid-19 ICT Emergency Management Committee conducted the planning of the Thrive phase including:

●

Assessing the ICT Delivery Model and redesigning ICT to ICT 2.0 which aligns to the Digital Strategy and the future of work. ICT 2.0 focuses on recalibrating the internal ICT Operations and Processes to thrive in the new normal, ensuring improved efficiency and productivity. The focus of ICT 2.0 will be on making ICT more digitally focused, highly governed, cyber-resilient and enhancing automation across the ICT processes.

AFR-128

Gold Fields Annual Financial Report including Governance Report	2020

Following the establishment of the Innovation and Technology vision and the approval of the Gold Fields ICT digital strategy, ICT conducted various strategic programmes across the Group with the following themes:

●

Digital infrastructure: Laying the foundation of an infrastructure to enable a connected mine and facilitate the successful flow of data. The implementation of advanced digital infrastructure, is ongoing across each operation;

●

Information technology (“IT”) and operational technology (“OT”) convergence: Enabling the convergence of information and operational technology under a unified architecture, standards, governance and cybersecurity framework. An assessment of the OT environment was completed and a roadmap with identified areas for Convergence was established;

●

Data analytics: Creating the platform for the use of data to move from a data driven to an insights driven organisation. Selected data analytics initiatives were concluded with further use case being defined for each of the regions;

●

Cybersecurity: Ensuring the protection of information and assets. The Security Event and Incident Management (“SEIM”) system as well as associated cybersecurity monitoring was implemented and embedded across the Group and was enhanced to remain relevant to the changing threat landscape;

●

Digital Value Office (“DVO”): Establishing a suitably governed delivery mechanism for the execution of initiatives that forms part of the digital strategy. The design of the DVO was concluded with all regions having provided their input into the design. The DVO will continue to ramp up as projects and initiatives are checked into the DVO;

●

People Management: implementing suitable people related platforms to enhance the future of work: The initial implementation of a baseline people platform facilitated remote working and an enhanced employee experience. Ongoing improvements and the adoption of new functionality progressed since the initial implementation; and

●

ICT 2.0: Gold Fields’ ICT operating and delivery model, which is based on industry best practice, was enhanced to position ICT to effectively deliver on the digital strategy. This operating model enables ICT to focus on business imperatives and business support, while the non-core services are outsourced. The operating model enhancements and delivery against key strategic targets for 2020 mitigated key technology risks and exposed technology opportunities to enable the rapid deployment of digital technologies.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Gold Fields’ management is responsible for establishing and maintaining adequate internal control over financial reporting. The Securities Exchange Act of 1934 defines internal control over financial reporting in Rule 13a-15(f) and 15d-15(f) as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, as issued by the IASB, and includes those policies and procedures that:

●	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
●

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, as issued by the IASB, and that receipts and expenditures of the Company are being made only in accordance with authorisations of management and Directors of the Company; and

●

Provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Gold Fields’ management assessed the effectiveness of its internal control over financial reporting as of 31 December 2020. In making this assessment, Gold Fields’ management used the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon its assessment, Gold Fields’ management concluded that, as of 31 December 2020, its internal control over financial reporting is effective based upon those criteria.

TREND AND OUTLOOK

As previously guided, 2021 is going to be a big capital expenditure year for Gold Fields, given the peak spending at Salares Norte as well as the increase in sustaining capital for the Group. This increase in sustaining capital will enable the Group to spend on key projects that will allow us to sustain production base of 2.00 million ounces to 2.50 million ounces for the next eight to 10 years.

The Covid-19 pandemic is expected to continue to impact our lives and businesses in 2021, with many parts of the world experiencing second waves. The effective roll-out of the vaccine creates additional uncertainty.

AFR-129

Gold Fields Annual Financial Report including Governance Report	2020

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF THE FINANCIAL STATEMENTS continued

For 2021, attributable gold equivalent production is expected to be between 2.30 million ounces and 2.35 million ounces. AISC is expected to be between US$1,020 per ounce and US$1,060 per ounce, with AIC expected to be US$1,310 per ounce to US$1,350 per ounce. If we exclude the very significant project capex at Salares Norte, AIC is expected to be US$1,090 per ounce to US$1,130 per ounce. The exchange rates used for our 2021 guidance are: R/US$15.50 and US$/A$0.75.

Total capex for the Group for the year is expected to be US$1.177 billion. Sustaining capital is expected to be US$538 million, with non-sustaining capital expected to be US$639 million. The largest component of the capital expenditure budget for the year is Salares Norte, with the US$508 million expected to be spent. We expect Salares Norte to be at 70% completion by the end of 2021.

The other increases are driven by specific projects at some of our core operations. These include the development of a second decline at the Wallaby Underground mine at Granny Smith (A$51 million), plant modifications and increased development at Agnew to enhance the longer-term outlook (A$38 million), and finally increased new mine development, tailings facility expansion and underground infrastructure expenditure at South Deep (US$22 million).

COVID-19 IMPACT ON PRODUCTION

Group production and costs have been flexed for inherent operating risks which relate to all or some of the mines. The risk of stoppages due to Covid-19 has not been factored into any guidance estimates in the Group. The extent to which Covid-19 impacts on either production or costs is indeterminable at this stage.

The above is subject to safety performance which limits the impact of safety-related stoppages and the forward looking statement on page 1 of the Integrated Annual Report.

Paul Schmidt

Chief Financial Officer

31 March 2021

AFR-130

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Gold Fields Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Gold Fields Limited and its subsidiaries (the “Company”) as of 31 December 2020 and 31 December 2019, and the related consolidated income statements and consolidated statements of comprehensive income, changes in equity and cash flows for each of the two years in the period ended 31 December 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of 31 December 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of 31 December 2020 and 31 December 2019, and the results of its operations and its cash flows for each of the two years in the period ended 31 December 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As described in Note 33, Lease Liabilities to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15b. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial

AFR-131

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment assessment of the South Deep cash-generating unit

As described in Note 1 of the accounting policies (Basis of Preparation - Significant accounting judgements and estimates) and Note 7 to the consolidated financial statements (Impairment, net of reversal of impairment of investments and assets), the Company reviews and tests the carrying value of long-lived

AFR-132

assets for impairment annually or when events or changes in circumstances suggest the carrying amount of each cash generating unit may not be recoverable. The carrying value of the South Deep cash-generating unit amounts to US$1.4 billion at 31 December 2020. The recoverable amount for cash-generating units is generally estimated based on fair value less cost of disposal (“FVLCOD”). Management’s estimates related to future cash flows in relation to the South Deep cash-generating unit include significant judgements and assumptions related to the life-of-mine (based on reserves and production estimates), together with economic factors such as the forecasted Rand gold prices, discount rate, inflation rate, long-term foreign exchange rate, resource valuation – with infrastructure (determined based on comparable market transactions with reference to value per ounce and used to calculate the value beyond proven and probable reserves), and estimates of costs to produce reserves and future capital expenditure. No impairment, or reversal of impairment of the South Deep cash-generating unit was recorded in 2020.

The principal considerations for our determination that performing procedures relating to the impairment assessment of the South Deep cash-generating unit is a critical audit matter are that there were significant judgments made by management when determining the recoverable amount of the South Deep cash-generating unit. This in turn led to a high degree of auditor judgement, subjectivity and effort in evaluating management’s future cash flows and significant assumptions related to the forecasted Rand gold price per kilogram, discount rate, inflation rate, life-of-mine, long-term foreign exchange rate and resource value per ounce (with infrastructure). In addition, the audit effort involved the use of professionals with specialised skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained from these procedures.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s cash-generating unit impairment assessment, including controls over the estimate of the recoverable amount range of the South Deep cash-generating unit. These procedures also included, amongst others, testing management’s process for developing their estimate of the recoverable amount range of the South Deep cash-generating unit, evaluating the appropriateness of the discounted cash flow model and resource valuation, testing the completeness and accuracy and relevance of the underlying data used in the discounted cash flow model and resource valuation, and evaluating the reasonableness of the significant assumptions used by management. Evaluating management’s assumptions related to the forecasted Rand gold prices per kilogram, discount rate, inflation rate, life-of-mine, long-term foreign exchange rate and resource value per ounce (with infrastructure) involved evaluating whether the assumptions used by management were reasonable considering (i) economic factors such as forecasted gold prices, foreign exchange rate, inflation rate and discount rate used in the impairment calculations against external market and third-party data, (ii) comparison of cash flow forecasts to current and historical operational results, mineral reserves approved by the Company’s Competent Person as part of the Mineral Resources and Reserves declaration and agreeing these to final approved long-term business plans, (iii) performing a retrospective comparison of forecasted cash flows to actual past performance and previous forecasts, and (iv) evaluating the reasonableness of the resource valuation by applying an independently determined resource value per ounce to the resources included as part of the Mineral Resources and Reserves declaration. Professionals with specialised skill and knowledge were used to assist in the evaluation of the impairment assessment and significant assumptions, such as the forecasted gold prices, foreign exchange rate, resource valuation, inflation rate and discount rate.

/s/ PricewaterhouseCoopers Inc.

Johannesburg, South Africa

31 March 2021

We have served as the Company’s auditor since 2019.

AFR-133

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Gold Fields Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated income statement and statements of comprehensive income, changes in equity, and cash flows of Gold Fields Limited and subsidiaries (the Company) for the year ended December 31, 2018 and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations of the Company and its cash flows for the year ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ KPMG Inc.

We served as the Company’s auditor from 2010 to 2019.

Johannesburg, South Africa

29 March 2019, except for Note 43, as to which the date is 6 April 2020.

AFR-134

Gold Fields Annual Financial Report including Governance Report	2020

ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these financial statements (referred to as the “consolidated financial statements” or “financial statements”) are set out below. These policies have been consistently applied to all the years presented, except for the adoption of new and revised standards and interpretations.

Gold Fields Limited (the “Company” or “Gold Fields”) is a company domiciled in South Africa. The registration number of the Company is 1968/004880/06. The address of the Company is 150 Helen Road, Sandton, Johannesburg. The consolidated financial statements of the Company as at 31 December 2020 and 2019 and for each of the years in the three-year period ended 31 December 2020 comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”) as well as the Group’s share of the assets, liabilities, income and expenses of its joint operations and the Group’s interest in associates and its joint ventures. The Group is primarily involved in gold mining.

1.	BASIS OF PREPARATION

The financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

As required by the United States Securities and Exchange Commission, the financial statements include the consolidated statements of financial position as at 31 December 2020 and 2019 and the consolidated income statements and statements of comprehensive income, changes in equity and cash flows for the years ended 31 December 2020, 2019 and 2018 and the related notes.

The consolidated financial statements were authorised for issue by the Board of Directors on 31 March 2021.

Standards, interpretations and amendments to published standards effective for the year ended 31 December 2020 or early adopted by the Group

During the financial year, the following new and revised accounting standards, amendments to standards and new interpretations were adopted by the Group:

Standard(s) Amendment(s) Interpretation(s)	Nature of the change	Salient features of the changes	Impact on financial position or performance

IFRS 3 Business Combinations	Amendments

●  These amendments make it easier for companies to decide whether activities and assets they acquire are a business or merely a group of assets. The amendments:

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

●  The Group adopted the amendments on 1 January 2020.

No impact

AFR-135

Gold Fields Annual Financial Report including Governance Report	2020

ACCOUNTING POLICIES continued

Standard(s) Amendment(s) Interpretation(s)	Nature of the change	Salient features of the changes	Impact on financial position or performance

IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors	Amendments

●  The IASB refined its definition of material to make it easier to understand. It is now aligned across IFRS and the Conceptual Framework;

●  The revised definition of material is:

–  Information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity;

●  The Board has also removed the definition of material omissions or misstatements from IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors; and

●  The Group adopted the amendments on 1 January 2020.

No impact
IFRS 7 Financial Instruments: Disclosures, IFRS 9 Financial Instruments and IAS 39 Financial Instruments: Recognition and Measurement	Amendments

●  The amendments to IFRS 7, IFRS 9 and IAS 39 provide certain reliefs in relation to interest rate benchmark reforms. The reliefs relate to hedge accounting and have the effect that the reforms should not generally cause hedge accounting to terminate. However, any hedge ineffectiveness should continue to be recorded in profit or loss; and

●  The Group adopted the amendments on 1 January 2020.

No impact
Revised Conceptual Framework for Financial Reporting	Revised Framework

●  The IASB has issued a revised Conceptual Framework which will be used in standard-setting decisions with immediate effect. Key changes include:

–  Increasing the prominence of stewardship in the objective of financial reporting;

–  Reinstating prudence as a component of neutrality;

–  Defining a reporting entity, which may be a legal entity, or a portion of an entity;

–  Revising the definitions of an asset and a liability;

–  Removing the probability threshold for recognition and adding guidance on derecognition;

–  Adding guidance on different measurement basis; and

–  Stating that profit or loss is the primary performance indicator and that, in principle, income and expense in other comprehensive income should be recycled where this enhances the relevance or faithful representation of the financial statements.

●  No changes will be made to any of the current accounting standards. However, entities that rely on the Framework in determining their accounting policies for transactions, events or conditions that are not otherwise dealt with under the accounting standards will need to apply the revised Framework; and

●  The Group adopted the revised Framework on 1 January 2020.

No impact

AFR-136

Gold Fields Annual Financial Report including Governance Report	2020

Standards, interpretations and amendments to published standards that are not yet effective

Certain new standards, amendments and interpretations to existing standards have been published that apply to the Group’s accounting periods beginning on 1 January 2021 or later periods but have not been early adopted by the Group.

These standards, amendments and interpretations that are relevant to the Group are:

Standard(s) Amendment(s) Interpretation(s)	Nature of the change	Salient features of the changes	Effective date*

IFRS 17 Insurance Contracts	New Standard

●  IFRS 17 supersedes IFRS 4 Insurance Contracts and aims to increase comparability and transparency about profitability. The new standard introduces a new comprehensive model (“general model”) for the recognition and measurement of liabilities arising from insurance contracts;

●  In addition, it includes a simplified approach and modifications to the general measurement model that can be applied in certain circumstances and to specific contracts, such as:

–  Reinsurance contracts held;

–  Direct participating contracts; and

–  Investment contracts with discretionary participation features.

●  Under the new standard, investment components are excluded from insurance revenue and service expenses. Entities can also choose to present the effect of changes in discount rates and other financial risks in profit or loss or OCI;

●  The new standard includes various new disclosures and requires additional granularity in disclosures to assist users to assess the effects of insurance contracts on the entity’s financial statements; and

●  The Group is in the process of evaluating whether IFRS 17 will have an impact on the Group and will provide more detailed disclosure on the impact in future financial statements.

1 January 2023
IFRS 16 Leases	Amendments

●  As a result of the Covid-19 pandemic, rent concessions have been granted to lessees. Such concessions might take a variety of forms, including payment holidays and deferral of lease payments;

●  The amendment to IFRS 16 provides lessees with an option to treat qualifying rent concessions in the same way as they would if they were not lease modifications. In many cases, this will result in accounting for the concessions as variable lease payments in the period in which they are granted;

●  Entities applying the practical expedients must disclose this fact, whether the expedient has been applied to all qualifying rent concessions or, if not, information about the nature of the contracts to which it has been applied, as well as the amount recognised in profit or loss arising from the rent concessions; and

●  The amendment will not have a material impact on the Group.

1 June 2020
IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors	Amendment

●  This amendment to IAS 8 clarifies how companies should distinguish between changes in accounting policies and changes in accounting estimates; and

●  The amendment is not expected to have a material impact on the Group.

1 January 2023

AFR-137

Gold Fields Annual Financial Report including Governance Report	2020

ACCOUNTING POLICIES continued

Standard(s) Amendment(s) Interpretation(s)	Nature of the change	Salient features of the changes	Effective date*

IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2	Amendments

●  This amendment to IAS 1 requires companies to disclose their material accounting policy information rather than their significant accounting policies;

●  This amendment also provides a definition of material accounting policy information;

●  Further, the amendment clarifies that immaterial accounting policy information need not be disclosed;

●  To support this amendment, the Board also amended IFRS Practice Statement 2 Making Materiality Judgements, to provide guidance on how to apply the concept of materiality to accounting policy disclosures; and

●  The amendment is not expected to have a material impact on the Group

1 January 2023
IAS 1 Presentation of Financial Statements	Amendments

●  The amendments to IAS 1 clarify that liabilities are classified as either current or noncurrent, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date;

●  The amendments also clarify what IAS 1 means when it refers to the ‘settlement’ of a liability; and

●  The amendments are not expected to have a material impact on the Group.

1 January 2022 (possibly deferred to 1 January 2023)
IAS 16 Property, plant and equipment	Amendment

●  The amendment to IAS 16 prohibits an entity from deducting from the cost of an item of property, plant and equipment any proceeds received from selling items produced while the entity is preparing the asset for its intended use;

●  It also clarifies that an entity is ‘testing whether the asset is functioning properly’ when it assesses the technical and physical performance of the asset. The financial performance of the asset is not relevant to this assessment; and

●  The Group is in the process of evaluating whether the amendment to IAS 16 will have an impact on the Group and will provide more detailed disclosure on the impact in future financial statements.

1 January 2022
IFRS 3 Business Combinations	Amendment

●  The amendments to IFRS 3 Business Combinations updates the references to the Conceptual Framework for Financial Reporting and adds an exception for the recognition of liabilities and contingent liabilities within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets and Interpretation 21 Levies;

●  The amendments also confirm that contingent assets should not be recognised at the acquisition date; and

●  The amendments will not have a material impact on the Group.

1 January 2022

AFR-138

Gold Fields Annual Financial Report including Governance Report	2020

Standard(s) Amendment(s) Interpretation(s)	Nature of the change	Salient features of the changes	Effective date*

IAS 37 Provisions, Contingent Liabilities and Contingent Assets	Amendment

●  The amendment to IAS 37 clarifies that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts. Before recognising a separate provision for an onerous contract, the entity recognises any impairment loss that has occurred on assets used in fulfilling the contract; and

●  The amendment will not have a material impact on the Group

1 January 2022
Annual Improvements	Amendment

The following improvements were finalised:

●  IFRS 9 Financial Instruments – clarifies which fees should be included in the 10% test for derecognition of financial liabilities;

●  IFRS 16 Leases – amendment of illustrative example 13 to remove the illustration of payments from the lessor relating to leasehold improvements, to remove any confusion about the treatment of lease incentives;

●  IFRS 1 First-time Adoption of International Financial Reporting Standards – allows entities that have measured their assets and liabilities at carrying amounts recorded in their parent’s books to also measure any cumulative translation differences using the amounts reported by the parent. This amendment will also apply to associates and joint ventures that have taken the same IFRS 1 exemption; and

●  The annual improvements will not have a material Impact on the Group.

1 January 2022

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

The more significant areas requiring the use of management estimates and assumptions relate to the following:

●	Mineral reserves and resources estimates (this forms the basis of future cash flow estimates used for impairment assessments and units-of-production depreciation and amortisation calculations);
●	Carrying value of property, plant and equipment;
●	Production start date;
●	Estimates of recoverable gold and other materials in heap leach and stockpiles, gold in process and product inventories including write-downs of inventory to net realisable value;
●	Carrying value of equity-accounted investees;
●	Provision for environmental rehabilitation costs;
●	Provision for silicosis settlement costs;
●	Income taxes;
●	Share-based payments;
●	Long-term incentive plan;
●	The fair value and accounting treatment of financial instruments; and
●	Contingencies.

AFR-139

Gold Fields Annual Financial Report including Governance Report	2020

ACCOUNTING POLICIES continued

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Due to the negligible impact that Covid-19 had on the group, no specific Covid-19 adjustments were made to any significant estimates and judgements. The impact of Covid-19 on macro-economic assumptions, such as gold price and exchange rate forecasts, is included in management’s forecasts.

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

The Group is required to determine and report on the mineral reserves and resources in accordance with the South African Mineral Resource Committee (“SAMREC”) code on an annual basis. The Mineral Reserves and Resources were approved by the Competent Person.

Estimates of mineral reserves and resources may change from year to year due to the change in economic, regulatory, infrastructural or social assumptions used to estimate ore reserves and resources, and due to additional geological data becoming available.

Changes in reported proved and probable reserves may affect the Group’s financial results and position in a number of ways, including the following:

●	The recoverable amount used in the impairment calculations may be affected due to changes in estimated cash flows or timing thereof (refer to note 7);
●	Amortisation and depreciation charges to profit or loss may change as these are calculated on the units-of-production method, or where the useful economic lives of assets change (refer to note 2);
●	Provision for environmental rehabilitation costs may change where changes in ore reserves affect expectations about the timing or cost of these activities (refer to note 25.1); and
●	The carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits (refer to note 23).

Changes in reported measured and indicated resources may affect the Group’s financial results and position in a number of ways, including the following:

●	The recoverable amount used in the impairment calculations may be affected due to changes in estimated market value of resources exclusive of reserves (refer to note 7); and
●

Amortisation and depreciation charges for the mineral rights asset at the Australian operations may change as a result of the change in the portion of mineral rights asset being transferred from the non-depreciable component to the depreciable component (refer to note 2).

AFR-140

Gold Fields Annual Financial Report including Governance Report	2020

Carrying value of property, plant and equipment

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

The Group reviews and tests the carrying value of long-lived assets annually or when events or changes in circumstances suggest that the carrying amount may not be recoverable by comparing the recoverable amounts to these carrying values. Assets are grouped at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets and liabilities. If there are indications that impairment or reversal of impairment may have occurred, estimates are prepared of recoverable amounts of each group of assets. The recoverable amounts of cash-generating units (“CGU”) and individual assets have been determined based on the higher of value in use and fair value less cost of disposal (“FVLCOD”) calculations. Expected future cash flows used to determine the value in use or FVLCOD of property, plant and equipment and goodwill are inherently uncertain and could materially change over time. They are significantly affected by a number of factors including reserves and production estimates, together with economic factors such as the gold and copper prices, discount rates, foreign currency exchange rates, resource valuations (determined based on comparable market transactions), estimates of costs to produce reserves and future capital expenditure.

The Group generally used FVLCOD to determine the recoverable amount of each CGU.

AFR-141

Gold Fields Annual Financial Report including Governance Report	2020

ACCOUNTING POLICIES continued

Significant assumptions used in the Group’s impairment assessments (FVLCOD calculations) include:

	2020	2019	2018

US$ Gold price per ounce – year 1	US$1,600	US$1,500	US$1,200

US$ Gold price per ounce – year 2	US$1,700	US$1,400	US$1,300

US$ Gold price per ounce – year 3	US$1,600	US$1,400	US$1,300

US$ Gold price per ounce – year 4 onwards	US$1,500	US$1,350	US$1,300

Rand Gold price per kilogram – year 1	R900,000	R700,000	R525,000

Rand Gold price per kilogram – year 2	R850,000	R650,000	R550,000

Rand Gold price per kilogram – year 3	R800,000	R650,000	R550,000

Rand Gold price per kilogram – year 4 onwards	R750,000	R630,000	R550,000

A$ Gold price per ounce – year 1	A$2,190	A$2,150	A$1,600

A$ Gold price per ounce – year 2	A$2,300	A$1,970	A$1,700

A$ Gold price per ounce – year 3	A$2,200	A$1,970	A$1,700

A$ Gold price per ounce – year 4 onwards	A$2,000	A$1,850	A$1,700

US$ Copper price per tonne – year 1	US$5,797	US$5,730	US$5,951

US$ Copper price per tonne – year 2 onwards	US$6,612	US$6,612	US$6,612

Resource value per ounce (used to calculate the value beyond proved and probable reserves)

● South Africa (with infrastructure)	US$6	US$16	US$17

● Ghana (with infrastructure)	US$76	US$70	US$44

● Peru (with infrastructure)	US$34	US$34	US$70

● Australia (with infrastructure)	US$88	US$77	US$28

● Chile (without infrastructure)	US$4	–	–

Discount rates

● South Africa – nominal	14.5%	14.1%	13.5%

● Ghana – real	8.4%	8.5%	9.5%

● Peru – real	4.5%	5.0%	4.9%

● Australia – real	3.5%	3.5%	3.4%

● Chile – real	6.0%	–	–

Inflation rate – South Africa[1]	4.7%	5.3%	5.5%

Life-of-mine

● South Deep	86 years	75 years	75 years

● Tarkwa	14 years	14 years	14 years

● Damang	5 years	6 years	7 years

● Cerro Corona	10 years	13 years	12 years

● St Ives	8 years	9 years	7 years

● Agnew	5 years	4 years	4 years

● Granny Smith	10 years	13 years	12 years

● Gruyere	9 years	11 years	12 years

● Salares Norte	12 years	–	–

Long-term exchange rates

US$/ZAR – year 1	17.50	14.50	13.61

US$/ZAR – year 2 onwards	15.55	14.50	13.16

A$/US$ – year 1	0.76	0.70	0.75

A$/US$ – year 2	0.74	0.71	0.76

A$/US$ – year 3	0.73	0.71	0.76

A$/US$ – year 4 onwards	0.75	0.73	0.76
[1]

Due to the availability of unredeemed capital for tax purposes over several years into the life of the South Deep mine, nominal cash flows are used for South Africa. In order to determine nominal cash flows in South Africa, costs are inflated by the current South African inflation rate. Cash flows for all other operations are in real terms and as a result are not inflated.

AFR-142

Gold Fields Annual Financial Report including Governance Report	2020

The FVLCOD calculations are sensitive to the gold price assumptions and an increase or decrease in the gold price could materially change the FVLCOD.

Should there be a significant decrease in the gold or copper price, the Group would take actions to assess the implications on the life-of-mine plans, including the determination of reserves and resources and the appropriate cost structure for the CGUs.

Refer to notes 2, 7 and 14 for further details.

The carrying amount of property, plant and equipment at 31 December 2020 was US$4,771.2 million (2019: US$4,657.1 million).

An impairment of US$481.5 million was recognised in respect of the South Deep CGU for the year ended 31 December 2018. US$71.7 million of the total impairment was firstly allocated against goodwill and the remainder of US$409.8 million against other assets.

South Deep is still in the “ramp-up” phase to steady state production. The first five years of the “ramp-up” phase is the “at risk” period at South Deep, as there is not a long-term track record of achieving these ramp up levels consistently. In addition, there is a risk that further Covid-19 waves could severely impact the production build up profile. These risks were modelled in various life of mine scenarios for the South Deep mine. Based on these scenarios, Gold Fields concluded that no impairment or reversal of impairment should be processed at South Deep in 2020 or 2019.

The carrying value of the South Deep CGU amounts to US$1.4 billion (R21.1 billion) (2019: US$1.5 billion (R21.1 billion) and 2018: US$1.4 billion (R21.2 billion)) at 31 December 2020.

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

Refer to note 16.2 for details of the Gruyere Gold project.

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

Refer to note 19 for further details.

The carrying amount of total gold in process and stockpiles (non-current and current) at 31 December 2020 was US$450.2 million (2019: US$375.1 million).

AFR-143

Gold Fields Annual Financial Report including Governance Report	2020

ACCOUNTING POLICIES continued

Carrying value of equity-accounted investees

The Group reviews and tests the carrying value of equity-accounted investees annually or when events or changes in circumstances suggest that the carrying amount may not be recoverable by comparing the recoverable amounts to these carrying values. If there are indications that impairment may have occurred, estimates are prepared of the recoverable amount of the equity-accounted investee. The recoverable amounts are determined based on the higher of value in use or FVLCOD. The FVLCOD is determined using the following methods:

●

A combination of the income and market approach. The income approach is based on the expected future cash flows of the operations and the market approach is used to determine the value beyond proved and probable reserves for the operation, using comparable market transactions; and

●	Using quoted market prices of other investors in the equity-accounted investee with appropriate adjustments in order to derive the fair value.

Expected future cash flows used to determine the FVLCOD of equity-accounted investees are inherently uncertain and could materially change over time. They are significantly impacted by a number of factors including reserves and production estimates, together with economic factors such as gold and copper prices, discount rates, foreign currency exchange rates, resource valuations (determined based on comparable market transactions), estimates of costs to produce reserves and future capital expenditure. The key assumptions used in the income and market approach are as follows:

	2020	2019

US$ Gold price per ounce – year 1 to 3	US$1,600 – US$1,800	US$1,400 – US$1,500

US$ Gold price per ounce – year 4 onwards	US$1,500	US$1,350

Resource value per ounce (with infrastructure)	US$76	US$70

Discount rates – real	8.4%	8.5%

Life-of-mine	7 years	10 years

The FVLCOD calculations are sensitive to the gold price assumption and the quoted market prices, a decrease or increase in these two assumptions could materially change the FVLCOD.

Refer to note 16.1 for further details.

The carrying amount of equity-accounted investees at 31 December 2020 was US$233.3 million (2019: US$172.0 million).

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

Refer to note 25.1 for details of key assumptions used to estimate the provision.

The carrying amounts of the provision for environmental rehabilitation costs at 31 December 2020 was US$381.5 million (2019: US$370.3 million) of which US$19.6 million (2019: US$nil) was classified as current and US$361.9 million (2019: US$370.3 million) as non-current.

Provision for silicosis settlement costs

The Group has an obligation in respect of a settlement of the silicosis class action claims and related costs. The Group recognises management’s best estimate for the provision of silicosis settlement costs.

The ultimate outcome of this matter however remains uncertain, with the number of eligible workers successfully submitting claims and receiving compensation being uncertain. The provision is consequently subject to adjustment in the future.

Refer to notes 25.2 and 35 for further details.

The carrying amounts of the provision for silicosis settlement costs at 31 December 2020 was US$18.3 million (2019: US$21.2 million) of which US$4.0 million (2019: US$4.6 million) was classified as current and US$14.3 million (2019: US$16.6 million) as non-current.

AFR-144

Gold Fields Annual Financial Report including Governance Report	2020

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

Refer to notes 23 and 31 for further details.

Carrying values at 31 December 2020:

●	Deferred taxation liability: US$499.9 million (2019: US$433.6 million);
●	Deferred taxation asset: US$240.0 million (2019: US$265.5 million); and
●	Taxation payable: US$121.3 million (2019: US$24.8 million).

Refer to note 10 for details of unrecognised deferred tax assets.

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

Refer to note 5 for further details.

The income statement charge for the year ended 31 December 2020 was US$14.5 million (2019: US$20.5 million and 2018: US$37.5 million).

Long-term incentive plan

The Group issues awards relating to its long-term incentive plan to certain employees. These awards are measured on the date the award is made and re-measured at each reporting period. A portion of the award is measured using the Monte Carlo simulation valuation model, which requires assumptions regarding the share price volatility and expected dividend yield. The assumptions, supporting the estimated amount expected to be paid, are reviewed at each reporting date. While Gold Fields’ management believes that these assumptions are appropriate, the use of different assumptions could have a material impact on the measurement of the awards and the related recognition of the compensation expense in profit or loss.

Refer to note 26 for further details.

The charge for the year ended 31 December 2020 was US$51.3 million (2019: US$9.1 million and 2018: US$1.1 million) and the balance at 31 December 2020 of the long-term cash incentive provision was US$67.2 million (2019: US$11.5 million) of which US$33.8 million (2019: US$nil) was classified as current and US$33.4 million (2019: US$11.5 million) as non-current.

AFR-145

Gold Fields Annual Financial Report including Governance Report	2020

ACCOUNTING POLICIES continued

Financial instruments

Derivative financial instruments

The estimated fair value of financial instruments is determined at discrete points in time, based on the relevant market information. The fair value is calculated with reference to market rates using industry valuation techniques and appropriate models. The carrying values of derivative financial instruments at 31 December 2020 was US$113.3 million (2019: US$1.1 million) of which US$81.9 million (2019: US$1.1 million) was classified as current and US$31.4 million (2019: US$nil) as non-current. The carrying values of derivative financial instruments at 31 December 2020 was US$29.1 million (2019: US$127.6 million) of which US$21.8 million (2019: US$127.6 million) was classified as current and US$7.3 million (2019: US$nil) as non-current. Refer to notes 20, 27 and 38 for further details.

Asanko redeemable preference shares

Significant judgement is required in estimating life-of-mine cash flows used in determining the expected timing of the cash flows for the repayment of the redeemable preference shares.

In order to estimate the life-of-mine model used in the valuation, estimates and assumptions are required about a range of geological, technical and economic factors, including but not limited to quantities, grades, production techniques, recovery rates, production costs, capital expenditure, transport costs, commodity demand, commodity prices and exchange rates. Refer to note 17 for key assumptions used.

The life-of-mine cash flows are sensitive to the gold price assumptions and an increase or decrease in the gold price could materially change the valuations.

The fair value of the Asanko redeemable preference shares at 31 December 2020 was US$92.6 million (2019: US$95.5 million).

Contingencies

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events. Such contingencies include, but are not limited to, environmental obligations, litigation, regulatory proceedings, tax matters and losses resulting from other events and developments.

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

Refer to note 35 for details on contingent liabilities.

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

AFR-146

Gold Fields Annual Financial Report including Governance Report	2020

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

2.4	Equity-accounted investees

The Group’s interests in equity-accounted investees comprise interests in associates and joint ventures.

Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies. Joint ventures are arrangements in which the Group has joint control, whereby the Group has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

Interests in associates and joint ventures are accounted for using the equity method. They are recognised initially at cost, which includes transaction costs. Subsequent to initial recognition, the consolidated financial statements include the Group’s share of the profit or loss and the other comprehensive income of equity-accounted investees, until the date on which significant influence or joint control ceases.

Results of associates and joint ventures are equity-accounted using the results of their most recent financial information. Any losses from associates or joint ventures are brought to account in the consolidated financial statements until the interest in such associates or joint ventures is written down to zero. Thereafter, losses are accounted for only insofar as the Group is committed to providing financial support to such associates or joint ventures.

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

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the use of assets and obligations for the liabilities of the arrangement. The Group accounts for activities under joint operations by recognising in relation to the joint operation, the assets it controls and the liabilities it incurs, the expenses it incurs and the revenue from the sale or use of its share of the joint operations’ output.

AFR-147

Gold Fields Annual Financial Report including Governance Report	2020

ACCOUNTING POLICIES continued

3.	FOREIGN CURRENCIES
3.1	Functional and presentation currency

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

Assets and liabilities are translated at the exchange rate ruling at the reporting date (ZAR/US$: 14,69; US$/A$: 0.77 (2019: ZAR/US$: 14.00; US$/A$: 0.70 and 2018: ZAR/US$: 14.63; US$/A$: 0.70)). Equity items are translated at historical rates. The income and expenses are translated at the average exchange rate for the year (ZAR/US$: 16.38; US$/A$: 0.69 (2019: ZAR/US$: 14.46; US$/A$: 0.70 and 2018: ZAR/US$: 13.20; US$/A$: 0.75)), unless this average was not a reasonable approximation of the rates prevailing on the transaction dates, in which case these items were translated at the rate prevailing on the date of the transaction. Exchange differences on translation are accounted for in other comprehensive income. These differences will be recognised in profit or loss upon realisation of the underlying operation.

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

AFR-148

Gold Fields Annual Financial Report including Governance Report	2020

4.4	Land

Land is shown at cost and is not depreciated.

4.5	Other assets

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

4.7	Depreciation of non-mining assets

Non-mining assets are recorded at cost and depreciated on a straight-line basis over their current expected useful lives to their residual values.

The assets’ useful lives, depreciation methods and residual values are reassessed at each reporting date and adjusted if appropriate.

4.8	Depreciation of right-of-use assets

The right-of-use assets are depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case the right-of-use assets are depreciated over the useful life of the underlying asset. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain re-measurements of the lease liability.

AFR-149

Gold Fields Annual Financial Report including Governance Report	2020

ACCOUNTING POLICIES continued

4.9	Mining exploration

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

4.10	Impairment

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

When any infrastructure is closed down during the year, any carrying value attributable to that infrastructure is impaired.

4.11	Gain or loss on disposal of property, plant and equipment

Any gain or loss on disposal of property, plant and equipment (calculated as the net proceeds from disposal less the carrying amount of the item) is recognised in profit or loss.

4.12	Leases

The Group applied IFRS 16 from 1 January 2019.

Leases recognition under IFRS 16 (applicable from 1 January 2019)

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for a consideration.

The Group recognises a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. Subsequent to initial recognition, the right-of-use asset is accounted for in accordance with the accounting policy applicable to that asset.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Subsequent to initial recognition, the lease liability is measured at amortised cost using the effective interest rate method. It is re-measured when there is a change in future lease payments:

●	If there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee;

●	If the Group changes its assessment of whether it will exercise a purchase, extension or termination option;

●	If there is a revised in-substance fixed lease payment; and

●	If there is a change in future lease payments resulting from a change in an index or a rate used to determine these payments.

AFR-150

Gold Fields Annual Financial Report including Governance Report	2020

When the lease liability is re-measured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Group has elected not to recognise right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Group recognises the lease payments associated with these leases as an expense on a straight-line basis over the lease term. Low-value assets relate mainly to cellphones, computer equipment and photocopiers.

The Group has elected not to apply the practical expedient to grandfather the assessment of which transactions are leases and applied IFRS 16 to all contracts.

Leases recognition under IAS 17 (applicable before 1 January 2019)

At the inception of an arrangement, the Group determined whether the arrangement contained a lease. Leases that transfer to the Group substantially all of the risks and rewards of ownership were classified as finance leases. Leased assets were measured initially at an amount equal to the lower of their fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the assets were accounted for in accordance with the accounting policy applicable to that asset.

All other leases were classified as operating leases and were not recognised in the statement of financial position. Operating lease costs were charged against profit or loss on a straight-line basis over the period of the lease.

4.13	Deferred stripping

Production stripping costs in a surface mine are capitalised to property, plant and equipment if, and only if, all of the following criteria are met:

●	It is probable that the future economic benefit associated with the stripping activity will flow to the entity;
●	The entity can identify the component of the ore body for which access has been improved; and
●	The costs relating to the stripping activity associated with that component can be measured reliably.

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

Deferred tax liabilities are generally recognised for all taxable temporary differences. Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and equity-accounted investees except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future.

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

AFR-151

Gold Fields Annual Financial Report including Governance Report	2020

ACCOUNTING POLICIES continued

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realised simultaneously.

When assessing uncertain tax positions, the Group considers whether it is probable that the relevant authority will accept each tax treatment, or group of tax treatments, that the Group used or plans to use in its income tax filing.

Except for Tarkwa and Cerro Corona, no provision is made for any potential taxation liability on the distribution of retained earnings by Group companies as it is probable that the related taxable temporary differences will not reverse in the foreseeable future.

6.	INVENTORIES

Inventories are valued at the lower of cost and net realisable value. Gold on hand represents production on hand after the smelting process.

Cost is determined on the following basis:

●	Gold on hand and gold in process is valued using weighted average cost. Cost includes production, amortisation and related administration costs;

●

Heap leach and stockpile inventories are valued using weighted average cost. Cost includes production, amortisation and direct administration costs. The cost of materials on the heap leach and stockpiles, from which metals are expected to be recovered in a period longer than 12 months is classified as non-current assets; and

●	Consumable stores are valued at weighted average cost, after appropriate provision for redundant and slow-moving items.

Net realisable value is determined with reference to relevant market prices or the estimated future sales price of the product if it is expected to be realised in the long term.

7.	FINANCIAL INSTRUMENTS
7.1	Non-derivative financial instruments

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

Classification and subsequent measurement

Financial assets – Classification policy

On initial recognition, an equity instrument is either classified as fair value through other comprehensive income (“FVOCI”) if an irrevocable election is made or FVTPL.

On initial recognition, a debt instrument is classified as:

●	Amortised cost;
●	FVOCI; and
●	FVTPL.

A financial asset is measured at amortised cost if it meets both of the following conditions and is not designated as at FVTPL:

●	It is held with a business model whose objective is to collect contractual cash flows; and
●	Its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

An investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

●	It is held with a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

●	Its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

All financial assets not classified as measured at amortised cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets.

AFR-152

Gold Fields Annual Financial Report including Governance Report	2020

Financial assets – Measurement policy

Financial asset category	Description

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

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognised in profit or loss.

Financial assets – Classification of financial assets

The following information is considered by the Group in determining the classification of financial assets:

●	The Group’s business model for managing financial assets; and
●	The contractual cash flow characteristics of the financial assets.

The business model assessment of the financial assets is based on the Group’s strategy and rationale for holding the financial assets on a portfolio level. When considering the strategy, the following is considered:

●	Whether the financial assets are held to collect contractual cash flows;
●	Whether the financial assets are held for sale; and
●	Whether the financial assets are held for both collecting contractual cash flows and to be sold.

Financial assets – Assessment of contractual cash flows

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

Financial liabilities – Classification, subsequent measurement and gains and losses

Financial liabilities are classified as measured at amortised cost or FVTPL. A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognised in profit or loss. Other financial liabilities are subsequently measured at amortised cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognised in profit or loss. Any gain or loss on derecognition is also recognised in profit or loss.

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

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive). At each reporting date, the Group assesses whether financial assets carried at amortised cost are credit impaired. A financial asset is “credit impaired” when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

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

AFR-153

Gold Fields Annual Financial Report including Governance Report	2020

ACCOUNTING POLICIES continued

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

7.1.1	Investments

Investments comprise listed and unlisted equity instruments which are designated at FVOCI and are accounted for at fair value, with unrealised gains and losses subsequent to initial recognition recognised in other comprehensive income and included in other reserves. Profit or loss realised when investments are sold or impaired are never reclassified to profit or loss.

Purchases and sales of investments are recognised on the trade date, which is the date that the Group commits to purchase or sell the asset. Cost of purchase includes transaction costs. The fair value of listed investments is based on quoted bid prices.

On disposal or impairment of financial assets classified at FVOCI, cumulative unrealised gains and losses previously recognised in other comprehensive income are included in determining the profit or loss on disposal, or the impairment charge relating to, that financial asset, respectively, which is recognised in other comprehensive income.

7.1.2	Cash and cash equivalents

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

7.1.3	Trade receivables

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

7.1.4	Environmental trust funds

The environmental trust funds comprise mainly term deposits which are recognised at amortised cost less ECLs using the Group’s business model for managing its financial assets.

7.1.5	Trade payables

Trade payables are recognised at amortised cost using the effective interest method.

7.1.6	Borrowings

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

Cash flows from interest paid are classified under operating activities in the statement of cash flows.

7.2	Derivative financial instruments

The Group may from time to time establish currency and/or interest rate and/or commodity financial instruments to protect underlying cash flows.

Derivative financial instruments are initially recognised at fair value and subsequently re-measured to their fair value with changes therein recognised in profit or loss.

8.	PROVISIONS

Provisions are recognised when the Group has a present legal or constructive obligation resulting from past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

AFR-154

Gold Fields Annual Financial Report including Governance Report	2020

9.	PROVISION FOR ENVIRONMENTAL REHABILITATION COSTS

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

In respect of the South African, Ghanaian and Peruvian operations, bank and other guarantees are provided for funding of the environmental rehabilitation obligations. Refer to financial instruments accounting policy 7.1.4 Environmental trust fund and note 34 of the consolidated financial statements.

10.	EMPLOYEE BENEFITS
10.1	Short-term employee benefits

Short-term employee benefits are expensed as the related service is provided. A liability is recognised for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

10.2	Pension and provident funds

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

10.3	Share-based payments

The Group operates an equity-settled compensation plan. The fair value of the equity-settled instruments is measured by reference to the fair value of the equity instrument granted which in turn is determined using the Black-Scholes and Monte Carlo simulation models on the date of grant.

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

AFR-155

Gold Fields Annual Financial Report including Governance Report	2020

ACCOUNTING POLICIES continued

Where the terms of an equity-settled award are modified, the originally determined expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the participant as measured at the date of the modification.

10.4	Long-term incentive plan

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

10.5	Termination benefits

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

11.	STATED CAPITAL
11.1	Ordinary share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognised as a deduction from equity, net of any tax effects.

11.2	Repurchase and reissue of share capital

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

12.	REVENUE FROM CONTRACTS WITH CUSTOMERS

The Group recognises revenue when control over its gold, copper and silver is transferred to the customer. The price is determined by market forces (gold price and exchange rates). Revenue is measured based on the consideration specified in a contract with the customer.

Customers obtain control of gold, copper and silver on the settlement date and there are no payment terms except for copper and gold concentrate sales in Peru. In Peru, customers obtain control of copper and gold concentrate on the shipment date. Copper and gold concentrate revenue is calculated, net of refining and treatment charges, on a best estimate basis on shipment date, using forward metal prices to the estimated final pricing date, adjusted for the specific terms of the agreements. Variations between the price recorded at the shipment date and the actual final price received are caused by changes in prevailing copper and gold prices. Changes in the fair value as a result of changes in the forward metal prices are classified as provisional price adjustments and included as a component of revenue.

13.	INVESTMENT INCOME

Investment income comprises interest income on funds invested and dividend income from listed and unlisted investments.

Investment income is recognised to the extent that it is probable that economic benefits will flow to the Group and the amount of investment income can be reliably measured. Investment income is stated at the fair value of the consideration received or receivable.

13.1	Dividend income

Dividends are recognised in profit or loss when the right to receive payment is established

13.2	Interest income

Interest income is recognised in profit or loss using the effective interest rate method. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to the gross carrying amount of the financial asset or amortised cost of the financial liability.

Cash flows from dividends and interest received are classified under operating activities in the statement of cash flows.

AFR-156

Gold Fields Annual Financial Report including Governance Report	2020

14.	DIVIDENDS DECLARED

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

Cash flows from dividends paid are classified under operating activities in the statement of cash flows.

15.	EARNINGS PER SHARE

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

16.	NON-CURRENT ASSETS HELD FOR SALE

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

17.	SEGMENTAL REPORTING

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (“CODM”) and is based on individual mining operations. The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Executive Committee that makes strategic decisions.

18.	HEADLINE EARNINGS

Headline earnings is an additional earnings number that is permitted by IAS 33 Earnings per Share (“IAS 33”) as set out in the SAICA Circular 1/2019 (“Circular”). The starting point is earnings as determined in IAS 33, excluding separately identifiable re-measurements net of related tax (both current and deferred) and related non-controlling interest, other than re-measurements specifically included in headline earnings. A re-measurement is an amount recognised in profit or loss relating to any change (whether realised or unrealised) in the carrying amount of an asset or liability that arose after the initial recognition of such asset or liability. Included re-measurement items are included in section C of the Circular.

AFR-157

Gold Fields Annual Financial Report including Governance Report	2020

CONSOLIDATED INCOME STATEMENT

for the year ended 31 December 2020

		United States Dollar

Figures in millions unless otherwise stated	Notes	2020	2019	2018

Revenue	1	3,892.1	2,967.1	2,577.8

Cost of sales	2	(2,150.4)	(2,033.5)	(2,043.0)

Investment income	3	8.7	7.3	7.8

Finance expense	4	(126.7)	(102.2)	(88.0)

(Loss)/gain on financial instruments	38	(238.9)	(238.0)	21.0

Foreign exchange gain/(loss)		8.6	(5.2)	6.4

Other costs, net		(11.5)	(67.6)	(44.8)

Share-based payments	5	(14.5)	(20.5)	(37.5)

Long-term incentive plan	26	(51.3)	(9.1)	(1.1)

Exploration expense	6	(49.7)	(84.4)	(104.2)

Share of results of equity-accounted investees, net of taxation	16.1	(2.6)	3.1	(13.1)

Profit on disposal of Maverix Metals Incorporated	16.1	–	14.6	–

Restructuring costs		(2.0)	(0.6)	(113.9)

Silicosis settlement costs	25.2	(0.3)	1.6	4.5

Gain on acquisition of Asanko	15	–	–	51.8

Impairment, net of reversal of impairment of investments and assets	7	50.6	(9.8)	(520.3)

Tarkwa expected credit loss	20.1	(29.0)	–	–

(Loss)/profit on disposal of assets		(0.2)	1.2	(51.6)

Profit/(loss) before royalties and taxation	8	1,282.9	424.0	(348.2)

Royalties	9	(105.0)	(73.7)	(62.5)

Profit/(loss) before taxation		1,177.9	350.3	(410.7)

Mining and income taxation	10	(432.5)	(175.6)	65.9

Profit/(loss) for the year		745.4	174.7	(344.8)

Profit/(loss) attributable to:

– Owners of the parent		723.0	161.6	(348.2)

– Non-controlling interests		22.4	13.1	3.4

		745.4	174.7	(344.8)

Earnings/(loss) per share attributable to owners of the parent:

Basic earnings/(loss) per share – cents	11.1	82	20	(42)

Diluted earnings/(loss) per share – cents	11.2	81	19	(42)

The accompanying notes form an integral part of these financial statements.

AFR-158

Gold Fields Annual Financial Report including Governance Report	2020

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the year ended 31 December 2020

	United States Dollar

Figures in millions unless otherwise stated	2020	2019	2018

Profit/(loss) for the year	745.4	174.7	(344.8)

Other comprehensive income, net of tax	58.4	54.3	(330.0)

Items that will not be reclassified to profit or loss	49.6	(14.2)	(4.2)

Equity investments at FVOCI – net change in fair value	50.8	8.9	(8.2)

Taxation on above item	(1.2)	(23.1)	4.0

Items that may be reclassified subsequently to profit or loss	8.8	68.5	(325.8)

Foreign currency translation adjustments	8.8	68.5	(325.8)

Total comprehensive income for the year	803.8	229.0	(674.8)

Attributable to:

– Owners of the parent	781.4	215.9	(678.2)

– Non-controlling interests	22.4	13.1	3.4

	803.8	229.0	(674.8)

The accompanying notes form an integral part of these financial statements.

AFR-159

Gold Fields Annual Financial Report including Governance Report	2020

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

at 31 December 2020

		United States Dollar

Figures in millions unless otherwise stated	Notes	2020	2019

ASSETS

Non-current assets		5,713.0	5,460.2

Property, plant and equipment	14	4,771.2	4,657.1

Inventories	19	141.5	141.0

Equity-accounted investees	16.1	233.3	172.0

Investments	17	147.9	155.1

Environmental trust funds	18	79.3	69.5

Loan advanced – contractor	13.1	68.4	–

Non-current derivative financial assets	20.2	31.4	–

Deferred taxation	23	240.0	265.5

Current assets		1,730.4	1,069.9

Inventories	19	521.6	417.8

Trade and other receivables	20.1	240.1	136.0

Derivative financial assets	20.2	81.9	1.1

Cash and cash equivalents	21	886.8	515.0

Assets held for sale	13.2	29.4	31.2

Total assets		7,472.8	6,561.3

EQUITY AND LIABILITIES

Equity attributable to owners of the parent		3,664.5	2,777.0

Stated capital	22	3,871.5	3,622.5

Other reserves		(1,962.6)	(2,035.5)

Retained earnings		1,755.6	1,190.0

Non-controlling interests		163.7	131.7

Total equity		3,828.2	2,908.7

Non-current liabilities		2,728.1	2,284.8

Deferred taxation	23	499.9	433.6

Borrowings	24	1,443.4	1,160.9

Provisions	25	379.3	391.1

Lease liabilities	33	364.8	287.7

Long-term incentive plan	26	33.4	11.5

Non-current derivative financial liabilities	27.2	7.3	–

Current liabilities		916.5	1,367.8

Trade and other payables	27.1	550.6	466.8

Derivative financial liabilities	27.2	21.8	127.6

Royalties payable	30	17.7	13.9

Taxation payable	31	121.3	24.8

Current portion of borrowings	24	83.5	684.9

Current portion of lease liabilities	33	64.2	45.2

Current portion of provisions	25	23.6	4.6

Current portion of long-term incentive plan	26	33.8	–

Total liabilities		3,644.6	3,652.6

Total equity and liabilities		7,472.8	6,561.3

The accompanying notes form an integral part of these financial statements.

AFR-160

Gold Fields Annual Financial Report including Governance Report	2020

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the year ended 31 December 2020

	United States Dollar

Figures in millions unless otherwise stated	Stated capital	Accumulated other comprehensive income	¹	Other reserves	²	Retained earnings	Equity attributable to owners of the parent	Non- controlling interests	Total equity

Balance at 1 January 2018	3,622.5	(2,000.8)		183.0		1,467.6	3,272.3	127.2	3,399.5

(Loss)/profit for the year	–	–		–		(348.2)	(348.2)	3.4	(344.8)
Other comprehensive income	–	(330.0)		–		–	(330.0)	–	(330.0)

Total comprehensive income	–	(330.0)		–		(348.2)	(678.2)	3.4	(674.8)
Transactions with owners of the Company
Dividends declared	–	–		–		(45.5)	(45.5)	(9.8)	(55.3)
Share-based payments	–	–		37.5		–	37.5	–	37.5

Balance at 31 December 2018	3,622.5	(2,330.8)		220.5		1,073.9	2,586.1	120.8	2,706.9

Profit for the year	–	–		–		161.6	161.6	13.1	174.7
Other comprehensive income	–	54.3		–		–	54.3	–	54.3

Total comprehensive income	–	54.3		–		161.6	215.9	13.1	229.0
Transactions with owners of the Company
Dividends declared	–	–		–		(45.5)	(45.5)	(2.2)	(47.7)
Share-based payments	–	–		20.5		–	20.5	–	20.5

Balance at 31 December 2019	3,622.5	(2,276.5)		241.0		1,190.0	2,777.0	131.7	2,908.7

Profit for the year	–	–		–		723.0	723.0	22.4	745.4
Other comprehensive income	–	58.4		–		–	58.4	–	58.4

Total comprehensive income	–	58.4		–		723.0	781.4	22.4	803.8
Transactions with owners of the Company
Dividends declared	–	–		–		(137.7)	(137.7)	(10.1)	(147.8)
Share issue[3]	249.0	–		–		–	249.0	–	249.0
Transaction with non-controlling
interest holders[4]	–	–		–		(19.7)	(19.7)	19.7	–
Share-based payments	–	–		14.5		–	14.5	–	14.5

Balance at 31 December 2020	3,871.5	(2,218.1)		255.5		1,755.6	3,664.5	163.7	3,828.2

The accompanying notes form an integral part of these financial statements.

[1]	Accumulated other comprehensive income mainly comprises foreign currency translation.
[2]

Other reserves include share-based payments and share of equity-accounted investee’s other comprehensive income. The aggregate of accumulated other comprehensive income and other reserves in the consolidated statement of changes in equity is disclosed in the Consolidated statement of financial position as other reserves.

[3]

On 12 February 2020 Gold Fields successfully completed the placing of 41,431,635 new ordinary, no par value shares with existing and new institutional investors at a price of R90.20 per share. The placing issued represented, in aggregate, approximately 5% of the Company’s issued ordinary share capital prior to the placing. Gross proceeds of approximately R3.7 billion (US$249.0 million) were raised through the placing.

[4]

On 6 December 2020, per the South Deep BEE transaction an economic interest of 3.57% in Newshelf 899 (Proprietary) Limited vested to the BEE non-controlling interest holders. Refer to note 42 for further details.

AFR-161

Gold Fields Annual Financial Report including Governance Report	2020

CONSOLIDATED STATEMENT OF CASH FLOWS

for the year ended 31 December 2020

		United States Dollar

Figures in millions unless otherwise stated	Notes	2020	2019	2018

Cash flows from operating activities		1,111.4	845.0	568.7

Cash generated by operations	28	1,933.9	1,302.8	998.0

Interest received		7.6	6.6	6.8

Change in working capital	29	(171.8)	(24.6)	(31.9)

Cash generated by operating activities		1,769.7	1,284.8	972.9

Silicosis payment	25.2	(3.5)	(4.6)	–

Interest paid		(127.2)	(132.0)	(91.0)

Royalties paid	30	(102.5)	(72.3)	(65.5)

Taxation paid	31	(278.7)	(181.8)	(190.7)

Net cash from operations		1,257.8	894.1	625.7

Dividends paid		(146.4)	(49.1)	(57.0)

– Owners of the parent		(137.7)	(45.5)	(45.5)

– Non-controlling interest holders		(7.6)	(2.2)	(9.8)

– South Deep BEE dividend		(1.1)	(1.4)	(1.7)

Cash flows from investing activities		(607.4)	(446.8)	(886.8)

Additions to property, plant and equipment		(583.7)	(612.5)	(814.2)

Capital expenditure – working capital		(7.1)	–	–

Proceeds on disposal of property, plant and equipment		0.7	3.7	78.9

Purchase of Asanko Gold	15	–	(20.0)	(165.0)

Purchase of investments		(0.6)	(6.5)	(19.3)

Redemption of Asanko Preference Shares		37.5	10.0	–

Proceeds on disposal of subsidiary		–	6.2	–

Proceeds on disposal of Maverix		–	66.8	–

Proceeds on disposal of investments		22.9	112.6	0.5

Loan advanced – contractors		(68.4)	–	–

Proceeds on disposal of Arctic Platinum (“APP”)		–	–	40.0

Contributions to environmental trust funds		(8.7)	(7.1)	(7.7)

Cash flows from financing activities		(139.8)	(104.6)	151.6

Loans raised		689.8	1,538.0	690.0

Loans repaid		(1,014.2)	(1,604.3)	(535.9)

Payment of principal lease liabilities		(64.4)	(38.3)	(2.5)

Proceeds from the issue of shares		249.0	–	–

Net cash generated/(utilised)		364.2	293.6	(166.5)

Effect of exchange rate fluctuation on cash held		7.6	1.7	(7.6)

Cash and cash equivalents at beginning of the year		515.0	219.7	393.8

Cash and cash equivalents at end of the year	21	886.8	515.0	219.7

The accompanying notes form an integral part of these financial statements.

AFR-162

Gold Fields Annual Financial Report including Governance Report	2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 31 December 2020

		United States Dollar

	Figures in millions unless otherwise stated	2020	2019	2018

1.	REVENUE

	Revenue from contracts with customers	3,892.1	2,967.1	2,577.8

	– Gold[1]	3,748.0	2,802.0	2,408.6

	– Copper[2]	144.1	165.1	169.2

	Disclosure of disaggregated revenue from contracts with customers

	The Group generates revenue primarily from the sale of gold bullion and copper concentrate to refineries and banks. All revenue from contracts with customers is recognised at a point in time. The Group also produces silver which is an insignificant by-product.

	The disaggregation of revenue from contracts with customers by primary geographical market and product is described in the segment note (note 41).

2.	COST OF SALES

	Salaries and wages	(352.5)	(334.8)	(392.8)

	Consumable stores	(267.4)	(270.4)	(280.0)

	Utilities	(121.3)	(131.5)	(148.3)

	Mine contractors	(575.3)	(511.0)	(365.3)

	Other	(238.1)	(218.8)	(204.4)

	Cost of sales before gold inventory change and amortisation and depreciation	(1,554.6)	(1,466.5)	(1,390.8)

	Gold inventory change	65.5	43.0	16.2

	Cost of sales before amortisation and depreciation	(1,489.1)	(1,423.5)	(1,374.6)

	Amortisation and depreciation	(661.3)	(610.0)	(668.4)

	Total cost of sales	(2,150.4)	(2,033.5)	(2,043.0)

3.	INVESTMENT INCOME

	Dividends received	0.4	–	0.4

	Interest received – environmental trust funds	0.7	0.7	0.6

	Interest received – cash balances	7.6	6.6	6.8

	Total investment income	8.7	7.3	7.8

4.	FINANCE EXPENSE

	Interest expense – environmental rehabilitation	(10.7)	(11.7)	(11.7)

	Unwinding of discount rate on silicosis settlement costs	(1.5)	(1.3)	(2.0)

	Interest expense – lease liabilities (2018: finance lease liabilities)	(22.4)	(18.6)	(0.2)

	Interest expense – borrowings	(105.3)	(114.0)	(91.6)

	Borrowing costs capitalised[3]	13.2	43.4	17.5

	Total finance expense	(126.7)	(102.2)	(88.0)

[1]	All regions.
[2]	Only Peru region (Cerro Corona).
[3]

Borrowing costs capitalised of US$13.2 million (2019: US$43.4 million) comprise borrowing costs relating to general borrowings of US$13.2 million (2019: US$31.0 million) and specific borrowings of US$nil (2019: US$12.4 million). The specific borrowings of US$nil (2019: US$12.4 million) relate to the Gruyere project and are included in additions to property, plant and equipment of US$nil (2019: US$612.5 million) (refer note 14).

AFR-163

Gold Fields Annual Financial Report including Governance Report	2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

for the year ended 31 December 2020

5.	SHARE-BASED PAYMENTS

The Group granted equity-settled instruments comprising share options and restricted shares to Executive Directors, certain officers and employees. During the year ended 31 December 2020, the Gold Fields Limited 2012 share plan as amended in 2016 was in place. Allocations under this plan were made during 2018, 2019 and 2020.

Gold Fields Limited 2012 share plan amended – awards after 1 March 2016

At the Annual General Meeting on 18 May 2016, shareholders approved the adoption of the revised Gold Fields Limited 2012 share plan to replace the long-term incentive scheme (“LTIP”). The plan provides for four types of participation, namely performance shares (“PS”), retention shares (“RS”), restricted shares (“RSS”) and matching shares (“MS”). This plan is in place to attract, retain, motivate and reward participating employees on a basis which seeks to align the interests of such employees with those of the Company’s shareholders. Currently, the last vesting date is 31 January 2024.

The expense is as follows:

	United States Dollar

Figures in millions unless otherwise stated	2020	2019	2018

Share-based payments	(14.5)	(20.5)	(37.5)

Total included in profit or loss for the year	(14.5)	(20.5)	(37.5)

The salient features of the plan are:

●

PS are offered to participants annually from March. PS are performance-related shares, granted at zero cost (the shares are granted in exchange for the rendering of service by participants to the Group during the three-year restricted period prior to the share vesting period);

●	Based on the rules of the plan, the actual number of PS which will be settled to a participant three years after the original award date is determined by the following performance conditions:

Performance condition	Weighting	Threshold	Target	Stretch and cap

Absolute total shareholder return (“TSR”)	33%	N/A – No vesting below target	Compounded cost of equity in real terms over three-year performance period	Compounded cost of equity in real terms over three-year performance period +6% per annum

Relative TSR	33%	Median of the peer group	Linear vesting to apply between median and upper quartile performance and capped at upper quartile performance

Free cash flow margin, as defined in the share plan (“FCFM”)	34%	Average FCFM over performance period of 5% at a gold price of US$1,300/oz for the 2020 and 2018 allocation (2019 allocations: US$1,200/oz) – margin to be adjusted relative to the actual gold price for the three-year period	Average FCFM over performance period of 15% at a gold price of US$1,300/oz for the 2020 and 2018 allocation (2019 allocations: US$1,200/oz) – margin to be adjusted relative to the actual gold price for the three-year period	Average FCFM over performance period of 20% at a gold price of US$1,300/oz for the 2020 and 2018 allocation (2019 allocations: US$1,200/oz) – margin to be adjusted relative to the actual gold price for the three-year period

AFR-164

Gold Fields Annual Financial Report including Governance Report	2020

5.	SHARE-BASED PAYMENTS (continued)

Gold Fields Limited 2012 share plan amended – awards after 1 March 2016 (continued)

The vesting profile will be as follows:

Performance condition	Threshold	Target	Stretch and cap

Absolute TSR[1,4]	0%	100%	200%
Relative TSR[1,3,4]	0%	100%	200%

FCFM[2]	0%	100%	200%

[1]	Absolute TSR and relative TSR: Linear vesting will occur between target and stretch (no vesting occurs for performance below target).
[2]	FCFM: Linear vesting will occur between threshold, target and stretch.
[3]

The peer group for the 2018 and 2019 allocations consists of 10 companies: Anglogold Ashanti, Goldcorp, Barrick, Eldorado Gold, Randgold, Yamana, Agnico Eagle, Kinross, Newmont and Newcrest. During 2019, Randgold merged with Barrick and Goldcorp merged with Newmont.

The peer group will remain at 10 companies by maintaining phantom share tracking for Randgold and Goldcorp based on their respective merger ratios at the date of the merger. The peer group for the 2020 allocation consists of 10 companies: Anglogold Ashanti, Barrick, Eldorado Gold, Yamana, Agnico Eagle, Kinross, Newmont, Newcrest, Northern Star and Endeavour Mining.

[4]

TSR will be calculated as the compounded annual growth rate (“CAGR”) of the TSR index between the average of the 60 trading days up to the first day of the performance period and the average of the 60 trading days up to the last day of the performance period. TSR will be defined as the return on investing in ordinary shares in the Company at the start of the performance period, holding the shares and reinvesting the dividends received on the portfolio in Gold Fields shares over the performance period. The US$ TSR index, provided by external service providers will be based on the US$ share price.

●

RSS: In 2016, Gold Fields implemented a minimum shareholding requirement (“MSR”) where executives are required to build and to hold a percentage of their salary in Gold Fields shares over a period of five years. Executives will be given the opportunity (as at the approval date of the MSR), prior to the annual bonus being communicated or the upcoming vesting date of the LTIP award or PS, to elect to receive all or a portion of their annual bonus or cash LTIP in restricted shares or to convert all or a portion of their unvested PS into restricted shares towards fulfilment of the MSR. These shares are subject to the holding period as set out below:

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

At 31 December 2020, the maximum number of matching shares that could vest, based on shares already committed to MSR, at the end of five years was 469,133 (2019: 441,604 and 2018: 407,223) shares.

The following table summarises the movement of share options under the Gold Fields Limited 2012 share plan as amended in 2016 during the years ended 31 December 2020, 2019 and 2018:

	2020	2019	2018

	Performance Shares (“PS”)	Performance Shares (“PS”)	Performance Shares (“PS”)

Outstanding at beginning of the year	14,833,390	18,361,977	18,279,130

Movement during the year:

Granted	1,581,749	4,558,177	811,829

Exercised and released	(7,825,571)	(6,611,023)	–

Forfeited	(1,606,730)	(1,475,741)	(728,982)

Outstanding at end of the year	6,982,838	14,833,390	18,361,977

At 31 December 2020, none of the outstanding options of 6,982,838 had vested.

AFR-165

Gold Fields Annual Financial Report including Governance Report	2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

for the year ended 31 December 2020

5.	SHARE-BASED PAYMENTS (continued)

Gold Fields Limited 2012 share plan amended – awards after 1 March 2016 (continued)

The fair value of equity instruments granted during the year ended 31 December 2020, 2019 and 2018 were valued using the Monte Carlo simulation model:

	2020	2019	2018

Monte Carlo simulation

Performance shares

The inputs to the model for options granted during the year were as follows:

– weighted average historical volatility (based on a statistical analysis of the share price on a weighted moving average basis for the expected term of the option)	58.4%	44.7%	58.6%

– expected term (years)	3 years	3 years	3 years

– dividend yield[1]	n/a	n/a	n/a

– weighted average three-year risk free interest rate (based on US interest rates)	0.3%	1.4%	2.0%

– weighted average fair value (United States Dollars)	6.4	5.7	5.0

[1]	There is no dividend yield applied to the Monte Carlo simulation model as the performance conditions follow a total shareholder return method.

The weighted average share price for the year ended 31 December 2020 on the Johannesburg Stock Exchange (US$) was US$9.25 (2019: US$4.82 and 2018: US$3.46).

The compensation costs related to awards not yet recognised under the above plans at 31 December 2020, 2019 and 2018 amount to US$19.7 million, US$17.5 million and US$20.8 million, respectively, and are to be recognised over four years.

The Directors were authorised to issue and allot all or any of such shares required for the plans, but in aggregate all plans may not exceed 44,166,676 of the total issued ordinary stated capital of the Company. An individual participant may also not be awarded an aggregate of shares from all or any such plans exceeding 4,416,668 of the Company’s total issued ordinary stated capital. The unexercised options and shares under all plans represented 0.8% of the total issued stated capital at 31 December 2020.

AFR-166

Gold Fields Annual Financial Report including Governance Report	2020

		United States Dollar

	Figures in millions unless otherwise stated	2020	2019	2018

6.	EXPLORATION EXPENSE

	Australia	(16.9)	(30.0)	(37.7)

	Ghana	–	–	(0.4)

	Peru	(1.4)	(4.4)	(1.1)

	Chile	(30.1)	(49.1)	(61.5)

	Other	(1.3)	(0.9)	(3.5)

	Total exploration expense	(49.7)	(84.4)	(104.2)

7.	IMPAIRMENT, NET OF REVERSAL OF IMPAIRMENT OF INVESTMENTS AND ASSETS

	Investments	62.3	(9.6)	(36.9)

	Equity-accounted investees
	– Far Southeast Gold Resources Incorporated (“FSE”)[1]	62.3	(9.6)	(36.9)

	Property, plant and equipment	(11.7)	(0.2)	(411.7)

	Impairment of property, plant and equipment – other[2]	(11.7)	(0.2)	(1.9)
	South Deep cash-generating unit[3]	–	–	(409.8)

	Goodwill	–	–	(71.7)

	South Deep goodwill[3]	–	–	(71.7)

	Impairment, net of reversal of impairment of investments and assets	50.6	(9.8)	(520.3)

[1]

Following the identification of impairment indicators during 2018 and 2019, FSE was valued at its recoverable amount which resulted in a net impairment of US$36.9 million and US$9.6 million, respectively. During 2020, FSE’s recoverable amount was determined to be higher than the carrying value due to an increase in commodity prices that resulted in an increase in Lepanto Consolidated Mining Company’s share price and a net reversal of US$62.3 million was recorded. The net reversal is limited to previous impairments recognised. The recoverable amount was based on the fair value less cost of disposal (“FVLCOD”) of the investment (level 2 in the fair value hierarchy). The FVLCOD was indirectly derived from the market value of Lepanto Consolidated Mining Company, being the 60% shareholder of FSE. The impairment/ reversal of impairment is included in the “Corporate and other” segment.

[2]

The US$11.7 million in 2020 comprise US$9.8 million (2019: US$nil and 2018: US$nil) impairment of drilling costs at Damang (based on technical and economic parameters of various studies, all assets related to the Amoanda-Tomento corridor were impaired) and US$1.9 million (2019: US$0.2 million and 2018: US$1.9 million) impairment of redundant assets in Peru.

[3]

For the year ended 31 December 2018, the Group recognised an impairment of R6,470.9 million (US$481.5 million) in respect of the South Deep cash-generating unit due to the deferral of production. R963.9 million (US$71.7 million) of the total impairment was firstly allocated against goodwill and the remainder of R5,507.0 million (US$409.8 million) against other assets. The recoverable amount was based on its FVLCOD calculated using a combination of the market and the income approach (level 3 of the fair value hierarchy). No impairment or reversal of impairment was recognised in 2020 or 2019.

AFR-165

Gold Fields Annual Financial Report including Governance Report	2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

for the year ended 31 December 2020

		United States Dollar

	Figures in millions unless otherwise stated	2020	2019	2018

8.	INCLUDED IN PROFIT/(LOSS) BEFORE ROYALTIES AND TAXATION ARE THE FOLLOWING:

	Operating lease charges[1]	–	–	(2.3)

	Damang – contract termination[1,2]	(1.1)	(13.1)	–

	Loss on buy-back of notes[1]	–	(5.0)	–

	Social contributions and sponsorships[1]	(13.7)	(18.0)	(15.1)

	Loss on sale of inventory[1,3]	–	–	(8.9)

	Rehabilitation (expense)/income[1]	(1.5)	(13.4)	0.9

	Restructuring costs[4]	(2.0)	(0.6)	(113.9)

	Salares VAT[5]	23.9	–	–

9.	ROYALTIES

	South Africa	(2.0)	(1.6)	(1.0)

	Foreign	(103.0)	(72.1)	(61.5)

	Total royalties	(105.0)	(73.7)	(62.5)

	Royalty rates

	South Africa (effective rate)[6]	0.5%	0.5%	0.5%

	Australia[7]	2.5%	2.5%	2.5%

	Ghana[8]	4.1%	3.5%	3.0%

	Peru[9]	3.9%	3.6%	4.0%

[1]	Included under “Other costs, net” in the consolidated income statement.
[2]	Refer note 13.2 for further details.
[3]	The loss on sale of inventory related to the sale of inventory at Tarkwa as part of the transition to contractor mining.
[4]

The restructuring costs in 2020 comprise mainly separation packages at Tarkwa amounting to US$1.2 million (2019: US$0.3 million and 2018: US$88.8 million), St Ives of US$0.8 million (2019: US$nil and 2018: US$nil), South Deep amounting to US$nil (2019: US$0.3 million and 2018: US$11.2 million) and Damang amounting to US$nil (2019: US$nil and 2018: US$13.9 million). The restructuring costs of US$88.8 million at Tarkwa in 2018 related to the transition to contractor mining.

[5]

The US$23.9 million income related to a submission of VAT claims for expenses incurred from 2010 to June 2020 at Salares Norte to the Chilean tax authority which become claimable from the commencement of construction in 2020.

[6]

The Mineral and Petroleum Resource Royalty Act 2008 (“Royalty Act”) was promulgated on 24 November 2008 and became effective from 1 March 2010. The Royalty Act imposes a royalty on refined (mineral resources that have undergone a comprehensive level of beneficiation such as smelting and refining as defined in Schedule 1 of the Royalty Act) and unrefined (mineral resources that have undergone limited beneficiation as defined in Schedule 2 of the Royalty Act) minerals payable to the state. The royalty in respect of refined minerals (which include gold refined to 99.5% and above and platinum) is calculated by dividing earnings before interest and taxes (“EBIT”) by the product of 12.5 times gross revenue calculated as a percentage, plus an additional 0.5%. EBIT refers to taxable mining income (with certain exceptions such as no deduction for interest payable and foreign exchange losses) before assessed losses but after capital expenditure. A maximum royalty of 5% has been introduced on refined minerals. The effective rate of royalty tax payable for the year ended 31 December 2020 was 0.5% of mining revenue (2019: 0.5% and 2018: 0.5%) equalling the minimum charge per the formula.

[7]	The Australian operations are subject to a 2.5% (2019: 2.5% and 2018: 2.5%) gold royalty on revenue as the mineral rights are owned by the state.
[8]

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

[9] The Peruvian operations are subject to a mining royalty calculated on a sliding scale with rates ranging from 1% to 12% of the value of operating profit.

AFR-168

Gold Fields Annual Financial Report including Governance Report	2020

		United States Dollar

	Figures in millions unless otherwise stated	2020	2019	2018

10.	MINING AND INCOME TAXATION
	The components of mining and income tax are the following:
	South African taxation
	– Company and capital gains taxation	(4.5)	(2.9)	(1.1)
	– prior year adjustment – current taxation	(0.5)	0.2	0.7
	– deferred taxation	(25.8)	(0.3)	208.5
	Foreign taxation
	– current taxation	(356.2)	(184.1)	(127.9)
	– dividend withholding tax	(5.2)	(2.7)	(13.7)
	– prior year adjustment – current taxation	(0.1)	(1.1)	(3.7)

	– deferred taxation	(40.2)	15.3	3.1

	Total mining and income taxation	(432.5)	(175.6)	65.9

	Major items causing the Group’s income taxation to differ from the maximum South
	African statutory mining tax rate of 34.0% (2019: 34.0% and 2018: 34.0%) were:
	Taxation on profit before taxation at maximum South African statutory mining tax rate	(400.5)	(119.1)	139.6
	Rate adjustment to reflect the actual realised company tax rates in South Africa and
	offshore	45.6	17.9	(6.7)
	Non-deductible share-based payments	(4.9)	(7.0)	(12.8)
	Non-deductible exploration expense	(0.4)	(17.0)	(22.1)
	Deferred tax assets not recognised on reversal of impairment of investments
	(2019 and 2018: deferred tax assets not recognised on impairment of investments)[1]	21.2	(3.3)	(12.5)
	Impairment of South Deep goodwill	–	–	(24.4)
	Non-deductible interest paid	(31.2)	(29.9)	(25.5)
	Share of results of equity-accounted investees, net of taxation	(0.9)	1.1	(4.5)
	Non-taxable gain on acquisition of Asanko	–	–	17.6
	Non-taxable fair value gain on Maverix warrants	0.4	1.4	1.3
	Non-taxable profit on disposal of Maverix (2018: dilution of Gold Fields’ interest
	in Maverix)	–	5.0	1.4
	Dividend withholding tax	(5.9)	(2.9)	(15.5)
	Net non-deductible expenditure and non-taxable income	(0.7)	(10.5)	(7.6)
	Deferred tax on unremitted earnings at Tarkwa and Cerro Corona	1.3	(4.5)	(1.1)
	Deferred taxation movement on Peruvian Nuevo Sol devaluation against US Dollar[2]	(7.5)	0.1	(1.2)
	Various Peruvian non-deductible expenses	(5.8)	(6.6)	(7.5)
	Deferred tax assets not recognised at Cerro Corona[3]	(0.1)	(3.3)	(14.9)
	Deferred tax assets not recognised at Damang and Tarkwa (2018: recognised
	at Damang)[4]	(50.9)	–	6.5
	Deferred tax assets recognised at Salares Norte[5]	12.8	–	–
	Additional capital allowances recognised at South Deep[6]	–	–	69.8
	Deferred tax charge on change of tax rate at South Deep	–	–	(10.9)
	Prior year adjustments	(0.2)	(1.0)	(3.0)
	Other	(4.8)	4.0	(0.1)

	Total mining and income taxation	(432.5)	(175.6)	65.9

[1]	Deferred tax assets not recognised on reversal of impairment of investments relate to the reversal of impairment of FSE (2019 and 2018: impairment of FSE). Refer to note 7 for details of impairments.
[2]	The functional currency of Cerro Corona is US Dollar, however, the Peruvian tax base is based on values in Peruvian Nuevo Sol.
[3]

Deferred tax assets amounting to US$0.1 million (2019: US$3.3 million and 2018: US$14.9 million) were not recognised during the year at Cerro Corona to the extent that there is insufficient future taxable income available. Deferred tax assets were not recognised during the year related to deductible temporary differences on additions to fixed assets in the current financial year that would only reverse after the end of the life-of-mine (“LoM”) of Cerro Corona. In making this determination, the Group analysed, among others, forecasts of future earnings and the nature and timing of future deductions and benefits represented by deferred tax assets.

[4]

At the Ghanaian operations, deferred tax assets of US$50.9 million were not recognised during the year to the extent that there is insufficient future taxable income available. The US$50.9 million comprised US$41.0 million deferred tax assets relating to losses on financial instruments of US$120.6 million (these losses are ring-fenced for tax purposes and there are no expected future gains on financial instruments to utilise against these losses) and US$9.9 million relating to the Tarkwa expected credit loss provision of US$29.0 million. (2018: Due to year-end assessments, deferred tax assets amounting to US$6.5 million were recognised at Damang in 2018, to the extent that there was sufficient future taxable income available. The LoM indicated that the mine would make taxable profits in the future that would support the write back of a portion of the deferred tax asset amounting to US$6.5 million in 2018. In making this determination, the Group analysed, among others, forecasts of future earnings and the nature and timing of future deductions and benefits represented by deferred tax assets.)

[5]

Deferred tax assets of US$12.8 million relating to assessed losses were recognised during the year at Salares Norte, to the extent that there was sufficient taxable income available in 2020 to offset against these losses. The taxable income in 2020 related mainly to gains on the Salares Norte foreign currency hedge.

[6]

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

AFR-169

Gold Fields Annual Financial Report including Governance Report	2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

for the year ended 31 December 2020

10.	MINING AND INCOME TAXATION (continued)

	United States Dollar

	2020	2019	2018

South Africa – current tax rates

Mining tax[1]	Y = 34 –170/X	Y = 34 –170/X	Y = 34 –170/X

Non-mining tax[2]	28.0%	28.0%	28.0%

Company tax rate	28.0%	28.0%	28.0%

International operations – current tax rates

Australia	30.0%	30.0%	30.0%

Ghana	32.5%	32.5%	32.5%

Peru	29.5%	29.5%	29.5%

[1]

South African mining tax on mining income is determined according to a formula which takes into account the profit and revenue from mining operations. South African mining taxable income is determined after the deduction of all mining capital expenditure, with the proviso that this cannot result in an assessed loss. Capital expenditure amounts not deducted are carried forward as unredeemed capital expenditure to be deducted from future mining income. Accounting depreciation is ignored for the purpose of calculating South African mining taxation. The effective mining tax rate for Gold Fields Operations Limited (“GFO”) and GFI Joint Venture Holdings (Proprietary) Limited (“GFIJVH”), owners of the South Deep mine, has been calculated at 29% (2019: 29% and 2018: 29%).

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

At 31 December 2020, the Group had the following estimated amounts available for set-off against future income (pre-tax):

	South African Rand

		2020			2019

	Gross unredeemed capital expenditure Rand million	Gross tax losses Rand million	Gross tax losses not recognised Rand million	Gross unredeemed capital expenditure Rand million	Gross tax losses Rand million	Gross tax losses not recognised Rand million

South Africa[1]

Gold Fields Operations Limited	9,927.8	2,213.8	–	9,536.8	2,747.0	–

GFI Joint Venture Holdings

Proprietary Limited	14,251.0	768.0	–	14,877.0	304.0	–

Gold Fields Holdings Company Limited	–	19.8	19.8	–	14.0	14.0

	24,178.8	3,001.6	19.8	24,413.8	3,065.0	14.0

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

AFR-170

Gold Fields Annual Financial Report including Governance Report	2020

10.	MINING AND INCOME TAXATION (continued)

	United States Dollar

		2020			2019

	Gross unredeemed capital expenditure US$ million	Gross tax losses US$ million	Gross tax losses not recognised US$ million	Gross unredeemed capital expenditure US$ million	Gross tax losses US$ million	Gross tax losses not recognised US$ million

South Africa[1]

Gold Fields Operations Limited	675.8	150.7	–	681.2	196.2	–

GFI Joint Venture Holdings

Proprietary Limited	970.1	52.3	–	1,062.6	21.7	–

Gold Fields Holdings Company Limited	–	1.3	1.3	–	1.0	1.0

	1,645.9	204.3	1.3	1,743.8	218.9	1.0

International operations

Exploration entities[2]	–	231.2	231.2	–	125.7	125.7

Minera Gold Fields Salares Norte[3]		205.8	205.8		212.0	212.0

Abosso Goldfields Limited[4,5]	–	44.5	35.6	–	176.7	–

Gold Fields Ghana Limited[4,6]	–	85.0	85.0	–	–	–

	–	566.5	557.6	–	514.4	337.7

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

[2]

The total tax losses of US$231.2 million (2019: US$125.7 million) comprise US$3.8 million (2019: US$8.8 million) tax losses that expire between one and two years, US$1.9 million (2019: US$15.2 million) tax losses that expire between two and five years, US$2.6 million (2019: US$16.5 million) tax losses that expire between five and 10 years, US$180.4 million (2019: US$33.0 million) tax losses that expire after 10 years and US$42.5 million (2019: US$52.2 million) tax losses that have no expiry date.

[3]	The total tax losses of US$205.8 million (2019: US$212.0 million) have no expiry date.
[4]

Tax losses may be carried forward for five years. These losses expire on a first-in-first-out basis. Tax losses of US$nil (2019: US$84.5 million) expire in two years, tax losses of US$8.9 million (2019: US$46.2 million) expire in three years, tax losses of US$35.1 million (2019: US$46.0 million) expire in four years and tax losses of US$85.5 million (2019: US$nil) expire in five years.

[5]

Tax losses at Damang of US$44.5 million comprise a deferred tax asset recognised for an assessed loss of US$8.9 million and deferred tax assets not recognised relating to financial instruments losses of US$35.6 million.

[6]	Deferred tax assets at Tarkwa of US$85.0 million not recognised relating to losses on financial instruments.

AFR-171

Gold Fields Annual Financial Report including Governance Report	2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

for the year ended 31 December 2020

		United States Dollar

	Figures in millions unless otherwise stated	2020	2019	2018

11.	EARNINGS PER SHARE

11.1	Basic earnings/(loss) per share – cents	82	20	(42)

	Basic earnings/(loss) per share is calculated by dividing the
	profit attributable to owners of the parent of US$723.0 million
	(2019: profit of US$161.6 million and 2018: loss of
	US$348.2 million) by the weighted average number of ordinary
	shares in issue during the year of 878,661,474 (2019:
	827,386,603 and 2018: 821,532,707).

11.2	Diluted earnings/(loss) per share – cents	81	19	(42)

	Diluted earnings/(loss) per share is calculated by dividing the
	diluted profit attributable to owners of the parent of
	US$719.3 million (2019: profit of US$161.6 million and 2018:
	loss of US$348.2 million) by the diluted weighted average
	number of ordinary shares in issue during the year of
	889,841,717 (2019: 839,234,102 and 2018: 832,465,491).

	Net profit/(loss) attributable to owners of the parent has been
	adjusted by the following to arrive at the diluted profit/(loss)
	attributable to owners of the parent:

	Profit/(loss) attributable to owners of the parent	723.0	161.6	(348.2)

	South Deep non-controlling interest at 10%	(3.7)	–	–

	Diluted profit/(loss) attributable to owners of the parent	719.3	161.6	(348.2)

	The weighted average number of shares has been adjusted by
	the following to arrive at the diluted number of ordinary shares:

	Weighted average number of ordinary shares	878,661,474	827,386,603	821,532,707

	Share options in issue	11,180,243	11,847,499	10,932,784

	Diluted weighted average number of ordinary shares	889,841,717	839,234,102	832,465,491

AFR-172

Gold Fields Annual Financial Report including Governance Report	2020

		United States Dollar

	Figures in millions unless otherwise stated	2020	2019	2018

11.	EARNINGS PER SHARE (continued)

11.3	Headline earnings per share – cents	83	20	7

	Headline earnings per share is calculated by dividing headline
	earnings of US$729.3 million (2019: US$162.7 million and
	2018: US$60.6 million) by the weighted average number of
	ordinary shares in issue during the year of 878,661,474
	(2019: 827,386,603 and 2018: 821,532,707).

	Net profit/(loss) attributable to owners of the parent is
	reconciled to headline earnings as follows:

	Long-form headline earnings reconciliation

	Profit/(loss) attributable to owners of the parent	723.0	161.6	(348.2)

	Loss/(profit) on disposal of assets, net	0.1	(0.8)	37.0

	Gross	0.2	(1.2)	51.6

	Taxation effect	(0.1)	0.4	(12.0)

	Non-controlling interest effect	–	–	(2.6)

	Impairment, reversal of impairment and write-off of investments and assets and other, net	6.2	1.9	371.8

	Impairment, net of reversal of impairment of investments and assets	(50.6)	9.8	520.3

	Write-off of exploration and evaluation assets	16.9	30.0	37.7

	Gold Fields’ share of Asanko Gold mine impairment	49.5	–	–

	Profit on disposal of Maverix (2018: profit on dilution of Gold Fields’ interest in Maverix)	–	(33.8)	(4.0)

	Gain on acquisition of Asanko	–	–	(51.8)

	Release of foreign exchange reserve on disposal of subsidiary	–	4.6	–

	Loss on disposal of subsidiary	–	0.3	–

	Taxation effect	(8.9)	(9.0)	(130.4)
	Non-controlling interest effect	(0.7)	–	–

	Headline earnings	729.3	162.7	60.6

11.4	Diluted headline earnings per share – cents	82	19	7

	Diluted headline earnings per share is calculated by
	dividing diluted headline earnings of US$725.6 million
	(2019: US$162.7 million and 2018: US$60.6 million) by the
	diluted weighted average number of ordinary shares in issue
	during the year of 889,841,717 (2019: 839,234,102 and
	2018: 832,465,491).
	Headline earnings has been adjusted by the following to
	arrive at dilutive headline earnings:
	Headline earnings	729.3	162.7	60.6

	South Deep non-controlling interest at 10%	(3.7)	–	–

	Diluted headline earnings	725.6	162.7	60.6

12.	DIVIDENDS

	2019 final dividend of 100 SA cents per share (2018: 20 SA cents and 2017: 50 SA cents) declared on 12 February 2020.	84.7	11.5	34.7

	2020 interim dividend of 160 SA cents was declared during 2020 (2019: 60 SA cents and 2018: 20 SA cents).	53.0	34.0	10.8

A final dividend in respect of the financial year ended
31 December 2020 of 320 SA cents per share was approved
by the Board of Directors on 17 February 2021. This dividend payable is not reflected in these financial statements.
	Dividends are subject to Dividend Withholding Tax

	Total dividends	137.7	45.5	45.5

	Dividends per share – cents	16	5	6

AFR-173

Gold Fields Annual Financial Report including Governance Report	2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

for the year ended 31 December 2020

13.1	LOAN ADVANCED – CONTRACTOR

Due to issues with fleet availability at both Tarkwa and Damang, an agreement was entered into between Gold Fields and Engineers and Planners (“E&P”) to provide financial assistance to E&P in order to procure new fleet. The loan amounts to US$68.4 million, is repayable over a period commencing in February 2021 and ending in October 2023 and bears interest at a market related interest rate.

13.2	ASSETS HELD FOR SALE

Gold Fields served BCM Ghana Limited (the Company providing the contractor mining service to its Damang mine) a termination notice on 24 September 2019 and the contract was effectively terminated on 23 December 2019. As a result of the termination, the following obligations arose in terms of the early termination clauses in the contract:

●	Purchase of mining fleet from the contractor at the higher of market value plus a 25% premium or the finance pay-out value plus a premium of 25%;
●	Demobilisation costs;
●	Early termination payment; and
●	Purchase of stores inventory.

As part of the transition process to engage another contractor to continue mining, Damang obtained commitment from the new contractor to purchase the mining fleet from Damang at their market values in a back-to-back arrangement. As a result, the assets purchased from BCM as per the termination clauses of the contract have been recognised as held for sale in line with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations.

The costs associated with the termination of the contract include:

		United States Dollar

Figures in millions unless otherwise stated	Notes	2020	2019

Amount recognised as assets held for sale:

Mining fleet[1]		29.4	31.2

		29.4	31.2

Amount recognised in profit or loss:

Premium payable on mining fleet – 25%[1]		(0.5)	7.8

Demobilisation costs		(0.2)	1.3

Early termination payment (paid before 31 December 2019)		–	4.0

Non-mobile fleet		1.8	–

	8	1.1	13.1

Amount recognised in trade and other payables:

Mining fleet		29.4	31.2

Premium payable on mining fleet – 25%[1]		7.3	7.8

Demobilisation costs		1.0	1.3

Non-mobile fleet		1.8	–

	27	39.5	40.3

[1]	This is based on the market value of the fleet.

No amount has been recognised for the inventory as the value has not yet been determined.

The above termination of contract became the subject of a dispute between BCM and Gold Fields. The BCM dispute may result in protracted litigation. Gold Fields could incur significant costs as a result of such potential litigation. However, the alternative of leaving the matter unresolved, may be more costly. The dispute between Gold Fields and BCM is ongoing and the outcome of the dispute remains uncertain.

Despite the sale not being completed within one year, management has concluded that the classification as assets held for sale is still appropriate. This is as a result of the extension of the sale period due to factors out of management’s control and management remaining committed to the plan.

AFR-174

Gold Fields Annual Financial Report including Governance Report	2020

					United States Dollar

	31 December 2019						31 December 2020

Land, Mineral Rights and rehabilitation assets	Mine development, infrastructure and other assets	Right-of-use assets relating to mine development, infrastructure and other assets	Total		Figures in millions unless otherwise stated	Total	Right-of-use assets relating to mine development, infrastructure and other assets	Mine development, infrastructure and other assets	Land, Mineral Rights and rehabilitation assets

				14.	PROPERTY, PLANT AND EQUIPMENT
					Cost

614.0	9,662.3	–	10,276.3		Balance at beginning of the year	10,972.4	373.0	10,167.1	432.3

(272.1)	271.7	0.4	–		Reclassifications	(0.3)	(0.1)	12.6	(12.8)

30.4	582.1	–	612.5		Additions	583.7	–	583.3	0.4

–	–	–	–		Salares Norte project costs capitalised	1.3	–	1.3	–

–	(88.6)	88.6	–		Reclassification of finance lease assets to right-of-use assets on adoption of IFRS 16	–	–	–	–

–	–	209.6	209.6		Right-of-use assets capitalised on adoption of IFRS 16 (refer note 33)	–	–	–	–

–	–	67.3	67.3		Right-of-use assets capitalised during the year (refer note 33)	127.2	127.2	–	–

–	–	5.9	5.9		Remeasurements of right-of-use assets capitalised (refer note 33)[1]	12.8	12.8	–	–

–	31.0	–	31.0		General borrowing costs capitalised[2]	13.2	–	13.2	–

(3.3)	(11.0)	–	(14.3)		Disposals	(8.7)	–	(8.7)	–

–	(10.0)	–	(10.0)		Disposal of subsidiary	–	–	–	–

(6.2)	(381.6)	(0.3)	(388.1)		Scrapping of assets	(101.7)	(12.8)	(88.1)	(0.8)

66.1	–	–	66.1		Changes in estimates of rehabilitation assets	(6.6)	–	–	(6.6)

3.4	111.2	1.5	116.1		Translation adjustment	208.3	26.4	170.1	11.8

432.3	10,167.1	373.0	10,972.4		Balance at end of the year	11,801.6	526.5	10,850.8	424.3

					Accumulated depreciation and impairment

35.5	5,981.6	–	6,017.1		Balance at beginning of the year	6,315.3	44.0	6,227.7	43.6

–	–	–	–		Reclassifications	(0.3)	–	(0.1)	(0.2)

12.9	555.1	42.0	610.0		Charge for the year	661.3	59.2	581.9	20.2

–	–	–	–		Salares Norte depreciation capitalised	0.6	0.6	–	–

–	(1.3)	1.3	–		Reclassification of finance lease assets to right-of-use assets on adoption of IFRS 16	–	–	–	–

–	–	0.2	0.2		Impairment	11.7	–	11.7	–

–	30.0	–	30.0		Write-off of exploration and evaluation assets[3]	16.9	–	16.9	–

(3.1)	(8.7)	–	(11.8)		Disposals	(7.8)	–	(7.8)	–

–	(4.1)	–	(4.1)		Disposal of subsidiary	–	–	–	–

(6.2)	(381.6)	(0.3)	(388.1)		Scrapping of assets	(101.7)	(12.8)	(88.1)	(0.8)

4.5	56.7	0.8	62.0		Translation adjustment	134.4	6.9	117.9	9.6

43.6	6,227.7	44.0	6,315.3		Balance at end of the year	7,030.4	97.9	6,860.1	72.4

388.7	3,939.4	329.0	4,657.1		Carrying value at end of the year	4,771.2	428.6	3,990.7	351.9

[1]	The re-measurements relate mainly to leases at the Group’s Australian operations that have variable payments linked to the Australian consumer price index (“CPI”).
[2]

General borrowing costs of US$13.2 million (2019: US$31.0 million) arising on Group general borrowings were capitalised during the period and comprised US$12.1 million (2019: US$20.0 million) borrowings costs related to the Damang reinvestment project, US$nil (2019: US$11.0 million) borrowings costs related to the Gruyere project and US$1.1 million (2019: US$nil) related to the Salares Norte project. An average interest capitalisation rate of 4.4% (2019: 6.2%) was applied. During 2020, capitalisation of borrowing costs ceased for the Damang reinvestment project and the Gruyere project due to both projects reaching commercial levels of production. In February 2020, the Salares Norte project was approved by the Board and capital expenditure commenced in April 2020, resulting in capitalisation of borrowing costs from that date.

[3]

The write-off of exploration and evaluation assets is due to specific exploration programmes not yielding results to warrant further exploration at the Group’s Australian operations and the US$16.9 million (2019: US$30.0 million) is included in the US$49.7 million (2019: US$84.4 million) “Exploration expense” in the consolidated income statement.

AFR-175

Gold Fields Annual Financial Report including Governance Report	2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

for the year ended 31 December 2020

15.	ACQUISITION OF ASANKO GOLD

Background

On 29 March 2018, Gold Fields entered into certain definitive agreements (the “JV Transaction”) with Galiano Gold Inc., previously named Asanko Gold Inc., (“Asanko”) pursuant to which:

●

Gold Fields and Asanko would each own a 45% interest in Asanko Gold Ghana Limited (“AGGL”), the former Asanko subsidiary that owns the Asanko Gold Mine, with the Government of Ghana continuing to retain a 10% free carried interest in AGGL (the Joint Arrangement).

●	Gold Fields and Asanko would each own a 50% interest in Adansi Gold Company Limited (“Adansi”), the Asanko subsidiary that currently owns a number of exploration licences.
●	Gold Fields and Asanko would each acquire a 50% interest in the newly formed financing entity (Shika Group Finance Limited).

On 20 June 2018, Gold Fields and Asanko received approval of the JV Transaction from the Ghanaian Minister of Lands and Natural Resources and the JV Transaction closed on 31 July 2018 once all conditions precedent were met.

Recognition and measurement

Gold Fields and Asanko have joint control and the Asanko operation is structured as a separate vehicle and the Group has a residual interest in the net assets of Asanko. Accordingly, the Group has classified its interest in Asanko as a joint venture.

Fair value measured

There were no changes in 2019 to the provisional purchase price allocation performed at the time of acquisition of Asanko, therefore the purchase price allocation is considered final.

Consideration transferred

The following table summarises the acquisition date fair value of the consideration transferred:

United States Dollar

Figures in millions unless otherwise stated	2018

Cash – Asanko redeemable preference shares and equity	165.0

Total consideration transferred	165.0

An additional US$20 million was invested in the redeemable preference shares in 2019. Refer to note 17 for further details.

Gain on acquisition of Asanko
The gain on acquisition was determined as follows:
United States Dollar

Figures in millions unless otherwise stated	2018

Total fair value of assets acquired	216.8

Redeemable preference share equity financial asset acquired[1]	129.9

Fair value of identifiable net assets acquired[2]	86.9

Consideration transferred	(165.0)

Gain on acquisition[3]	51.8
[1]	The redeemable preference shares have the following conditions:
●	Redeemable at the option of the issuer at par value.
●	Non-interest-bearing.

The redeemable preference shares were recognised as an investment in an equity financial instrument measured at fair value through other comprehensive income. The key assumptions used to determine the fair value of the redeemable preference shares of US$129.9 million at acquisition were as follows:

Par value of the preference shares	US$	165.0 million

Market-related interest rate		7.85%

Expected redemption period – 2020 to 2023		5 years

[2]	The key assumptions used to determine the fair value of the net identifiable assets acquired were as follows:

US$ gold price – 2018 to 2019	US$	1,200/oz

US$ gold price – 2020 onwards	US$	1,300/oz

Discount rate		10.27%

Life-of-mine – 2019 to 2030		12 years

[3]

The excess of the fair value of the identifiable net assets acquired over the consideration is recognised immediately in profit or loss as a gain on acquisition. The injection of capital into Asanko Gold Mine for an equity stake represented a favourable deal for Gold Fields, as Asanko needed to refinance the debt of Asanko Gold Mine, resulting in a gain on acquisition.

AFR-176

Gold Fields Annual Financial Report including Governance Report	2020

		United States Dollar

	Figures in millions unless otherwise stated	2020	2019	2018

16.1	EQUITY-ACCOUNTED INVESTEES

	Investment in joint ventures	233.3	172.0

(a)	Far Southeast Gold Resources Incorporated (“FSE”)	144.4	82.1

(b)	Asanko Gold	88.9	89.9

	Investment in associates	–	–

(c)	Maverix Metals Incorporated (“Maverix”)[1]	–	–

(d)	Other associates	–	–

	Total equity-accounted investees	233.3	172.0

	Share of results of equity-accounted investees, net of taxation recognised in the consolidated income statement are made up as follows:
(a)	FSE	(1.6)	(1.4)	(12.9)
(b)	Asanko Gold – earnings	48.5	4.1	(1.1)
(b)	Asanko Gold – impairment	(49.5)	–	–
(c)	Maverix Metals Incorporated (“Maverix”)[1]	–	0.4	0.9
(d)	Other associates	–	–	–

	Total share of results of equity investees, net of taxation	(2.6)	3.1	(13.1)

	[1] Maverix was derecognised as an associate on 9 May 2019.

(a)	FSE

Gold Fields interest in FSE, an unlisted entity incorporated in the Philippines, was 40% (2019: 40% and 2018: 40%) at 31 December 2020. Lepanto Consolidated Mining Company owns the remaining 60% shareholding in FSE.

A remaining 20% option is not currently exercisable until such time as FSE obtains a Foreign Technical Assistance Agreement (“FTAA”) which allows for direct majority foreign ownership and control.

FSE has a 31 December year-end and has been equity accounted since 1 April 2012. FSE’s equity accounting is based on results to 31 December 2020.

Investment in joint venture consists of:

	United States Dollar

Figures in millions unless otherwise stated	2020	2019

Unlisted shares at cost	230.0	230.0

Equity contribution	95.2	93.6

Cumulative impairment[1]	(85.6)	(147.9)

Share of accumulated losses brought forward	(93.6)	(92.2)

Share of loss after taxation[2]	(1.6)	(1.4)

Total investment in joint venture[3]	144.4	82.1
[1]	Refer to note 7 for details of impairment.
[2]

Gold Fields’ share of loss after taxation represents exploration and other costs, including work completed on a scoping study, which is fully funded by Gold Fields as part of their equity contribution.

[3]	FSE has no revenues or significant assets or liabilities. Assets included in FSE represent the rights to explore and eventually mine the FSE project.

AFR-177

Gold Fields Annual Financial Report including Governance Report	2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

for the year ended 31 December 2020

16.1	EQUITY-ACCOUNTED INVESTEES (continued)

(b)	Asanko Gold

The Asanko Gold joint venture entities comprise the following:

●	A 45% interest in Asanko Gold Ghana Limited (“AGGL”), incorporated in Ghana, which owns the Asanko Gold Mine. The Government of Ghana continues to retain a 10% free carried interest in AGGL;
●	A 50% interest in Adansi Gold Company Limited (“Adansi”), incorporated in Ghana; and
●	A 50% interest in Shika Group Finance Limited (“Shika”), incorporated in the Isle of Man.

Refer to note 15 for further information on the acquisition of this investment.

Gold Fields and Asanko have joint control and the Asanko operation is structured as a separate vehicle and the Group has a residual interest in the net assets of Asanko. Accordingly, the Group has classified its interest in Asanko as a joint venture.

Asanko has a 31 December year-end and has been equity accounted since 31 July 2018. Asanko’s equity accounting is based on results to 31 December 2020.

The following table summarises the financial information and the carrying amount of the Group’s interest in Asanko:

	United States Dollar

Figures in millions unless otherwise stated	2020	2019

Investment in joint venture at cost consists of:

Initial investment at cost	86.9	86.9

Share of accumulated profit/(losses) brought forward	3.0	(1.1)

Share of profit after taxation before impairment	48.5	4.1

Impairment[3]	(49.5)	–

Carrying value at 31 December	88.9	89.9

The Group’s interest in the summarised financial statements of Asanko on a combined basis after fair value adjustments as determined at acquisition is as follows:

	United States Dollar

Figures in millions unless otherwise stated	2020	2019

Statement of financial position – Asanko

Non-current assets[1]	392.9	474.6

Current assets[2]	170.6	120.0

Non-current liabilities	(71.8)	(79.4)

Current liabilities	(109.7)	(62.2)

Net assets	382.0	453.0

Less: Shika redeemable preference shares	(196.4)	(271.4)

Net assets attributable to owners of the parent	185.6	181.6

Group’s share of net assets	88.9	89.9

Reconciled as follows:

Cash consideration paid	165.0	165.0

Less: Consideration allocated to the redeemable preference shares	(129.9)	(129.9)

Consideration paid for equity portion	35.1	35.1

Gain on acquisition	51.8	51.8

Share of accumulated losses brought forward	3.0	(1.1)

Share of profit after taxation before impairment	48.5	4.1

Impairment[3]	(49.5)	–

Carrying amount of interest in joint venture	88.9	89.9
[1]	Includes impact of fair value adjustment, amounting to US$39.6 million, to property, plant and equipment of the Asanko Gold mine as determined at acquisition and impairment as discussed below.
[2]	Current assets includes cash and cash equivalents amounting of US$64.3 million (2019: US$43.7 million).
[3]

Following the identification of an impairment trigger during 2020, an impairment of US$49.5 million of the Asanko Gold Mine was recognised. Due to the re-evaluation of the geological modelling by our JV partner, Galiano, Gold Fields is not in a position to provide a reserve and resource estimate for Asanko as at 31 December 2020. Taking this into consideration, management has modelled various scenarios for the Asanko Life of Mine (“LoM”) in order to determine their best estimates of the future cash flows of the Asanko gold mine. The various LoM scenario runs were undertaken in an attempt to model Asanko’s future cash flows in the absence of a revised Resource and Reserve at 31 December 2020. These scenarios are based on the pre-feasibility study completed in 2019, in order to declare a Reserve at 31 December 2019, but were modified where appropriate to reflect prevailing circumstances.

AFR-178

Gold Fields Annual Financial Report including Governance Report	2020

		United States Dollar

	Figures in millions unless otherwise stated	2020	2019

16.1	EQUITY-ACCOUNTED INVESTEES (continued)

(b)	Asanko Gold (continued)

	Income statement – Asanko
	Revenue	418.1	341.0
	Production costs	(222.5)	(199.2)
	Depreciation and amortisation	(50.9)	(95.4)
	Other expenses	(16.0)	(20.1)
	Royalties	(20.9)	(17.2)

	Profit for the year before impairment	107.8	9.1

	Group’s share of profit before impairment	48.5	4.1

	Group’s share of impairment[3]	(49.5)	–

	Group’s share of total comprehensive income after impairment	(1.0)	4.1

[1]	Includes impact of fair value adjustment, amounting to US$39.6 million, to property, plant and equipment of the Asanko Gold mine as determined at acquisition and impairment as discussed below.
[2]	Current assets includes cash and cash equivalents amounting of US$64.3 million (2019: US$43.7 million).
[3]

Following the identification of an impairment trigger during 2020, an impairment of US$49.5 million of the Asanko Gold Mine was recognised. Due to the re-evaluation of the geological modelling by our JV partner, Galiano, Gold Fields is not in a position to provide a Reserve and Resource estimate for Asanko as at 31 December 2020. Taking this into consideration, management has modelled various scenarios for the Asanko Life of Mine (“LoM”) in order to determine their best estimates of the future cash flows of the Asanko gold mine. The various LoM scenario runs were undertaken in an attempt to model Asanko’s future cash flows in the absence of a revised Resource and Reserve at 31 December 2020. These scenarios are based on the pre-feasibility study completed in 2019, in order to declare a Reserve at 31 December 2019, but were modified where appropriate to reflect prevailing circumstances.

(c)	Maverix Metals Incorporated (“Maverix”)

Gold Fields’ interest in Maverix, listed on the Toronto Stock Exchange, was nil% at 31 December 2020 and 2019.

On 23 December 2016, Gold Fields sold a portfolio of 11 producing and non-producing royalties to Maverix in exchange for 42.85 million common shares and 10.0 million common share purchase warrants of Maverix, realising a profit on disposal of US$48.0 million.

In 2018, Maverix purchased a portfolio of royalties from Newmont (the “Transaction”). As part of the consideration for the Transaction, Maverix issued Newmont 60,000,000 common shares and 10,000,000 common share purchase warrants. The Transaction resulted in the dilution of Gold Fields’ interest in Maverix from 28% to 20% at 31 December 2018. The Transaction resulted in Gold Fields recognising a profit on the deemed disposal of its interest in Maverix of US$4.0 million.

In line with its key strategic objective of paying down its debt, Gold Fields Limited sold its shareholding in Maverix during the year ended 31 December 2019. The sale of the shares, processed through a series of private market transactions, raised US$66.8 million in cash. After the first transaction, Maverix no longer met the definition of an associate and it was reclassified as a listed investment and a profit on disposal of US$14.6 million was recognised comprising a profit on disposal of associate of US$33.8 million, partially offset by a loss on derecognition of the investment in Maverix designated at fair value through profit or loss of US$19.2 million.

Gold Fields retained 4,125,000 Maverix warrants, equivalent to a 3.68% interest in the company on a partially diluted basis. The warrants are classified as derivative instruments and are included in investments (refer note 17).

Maverix has a 31 December year-end and was equity-accounted since 23 December 2016. Equity accounting for Maverix was based on the published results to 9 May 2019, being the date on which Maverix was derecognised as an associate.

AFR-179

Gold Fields Annual Financial Report including Governance Report	2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

for the year ended 31 December 2020

16.1	EQUITY-ACCOUNTED INVESTEES (continued)

(c)	Maverix Metals Incorporated (“Maverix”) continued

Investment in associate consists of:

		United States Dollar

	Figures in millions unless otherwise stated	2020	2019

	Listed shares at cost	–	42.1

	Profit on dilution of Gold Fields’ interest in Maverix	–	4.0

	Transaction costs capitalised	–	0.3

	Share of accumulated profits brought forward	–	1.2

	Share of profit after taxation	–	0.4

	Derecognition of associate	–	(48.0)

	Investment in associate – Maverix	–	–

(d)	Other

	Investment in associate	–	–

	Rusoro Mining Limited (“Rusoro”)[1]	–	–

[1]	Represents a holding of 25.7% (2019: 25.7%) in Rusoro.

The carrying value of Rusoro was written down to US$nil at 31 December 2010 due to losses incurred by the entity. The fair value, based on the quoted market price of the investment, in Rusoro at 31 December 2020 is US$4.4 million (2019: US$6.5 million).The unrecognised share of loss of Rusoro for the year amounted to US$5.0 million (2019: unrecognised shares of loss of US$4.2 million). The cumulative unrecognised share of losses of Rusoro at 31 December 2020 amounted to US$207.8 million (2019: US$202.8 million).

On 22 August 2016, the Arbitration Tribunal, operating under the Additional Facility Rules of the World Bank’s International Centre for the Settlement of Investment Disputes, awarded Rusoro damages of US$967.8 million plus pre- and post-award interest which currently equates to in excess of US$1.2 billion in the arbitration brought by Rusoro against the Bolivarian Republic of Venezuela (“Venezuela”).

Venezuela has not complied with the arbitration award terms, which were issued on 22 August 2016. On 6 December 2017, Rusoro obtained a judgment against Venezuela in the Superior Court of Justice in Ontario, Canada, in excess of US$1.3 billion. The judgment, which was issued on default as a result of Venezuela’s failure to appear before the Ontario court, arose out of Rusoro’s ongoing dispute with Venezuela over the South American nation’s seizure of its gold mining properties in the country. The Canadian judgment, which confirmed an arbitration award issued in Rusoro’s favour in the same amount, was issued on 25 April 2017. Venezuela did not appeal or seek to vacate the judgment, and its time to do so expired.

Rusoro further filed a suit in the Supreme Court of the State of New York, seeking recognition of the Canadian judgment. Rusoro brought the New York lawsuit in addition to an action it filed in the U.S. District Court for the District of Columbia, which seeks recognition of and the entry of judgment on the original arbitration award. A favourable ruling from either the New York or D.C. court will entitle Rusoro to use all legal procedures – including broad discovery from both Venezuela and third parties – that U.S. law provides judgment creditors. Any judgment issued in New York will also accrue interest at 9% per annum until the judgment is fully paid. On 19 October 2018, Rusoro announced that it had reached a settlement agreement with Venezuela by which the Venezuela government agreed to pay Rusoro US$1.28 billion to acquire the company’s mining data and full release of the judgment issued in favour of the company. In a decision dated 29 January 2019, the Paris Court of Appeals partially annulled the arbitral award issued in favour of the Company in August 2016. Rusoro continues to vigorously pursue all available remedies to reinstate such award.

Management have not recognised this amount due to the uncertainty over its recoverability.

AFR-180

Gold Fields Annual Financial Report including Governance Report	2020

16.2	INTEREST IN JOINT OPERATION

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

The Gruyere project was successfully completed during 2019, with first gold produced in June 2019. Commercial levels of production were achieved at the end of September 2019.

Below is a summary of Gold Fields’ share of the joint operation and includes inter-company transactions and balances:

	2020		2019

Figures in millions unless otherwise stated	US$	A$	US$	A$

Statement of financial position

Non-current assets

Property, plant and equipment	648.6	843.0	623.0	887.6

Current assets	34.2	44.4	27.5	39.3

Cash and cash equivalents	7.3	9.5	6.5	9.3

Inventories	23.1	30.0	18.3	26.1

Other receivables	3.8	4.9	2.7	3.9

Total assets	682.8	887.4	650.5	926.9

Total equity

Retained earnings	38.5	50.1	(0.6)	(0.8)

Non-current liabilities	162.8	211.6	147.3	209.9

Deferred taxation	60.7	78.9	50.2	71.6

Finance lease liability	81.7	106.2	79.4	113.1

Environmental rehabilitation costs	18.6	24.2	17.6	25.1

Long-term incentive plan	1.8	2.3	0.1	0.1

Current liabilities	481.5	625.7	503.8	717.8

Related entity loans payable	452.8	588.4	480.4	684.5

Trade and other payables	21.4	27.8	17.5	24.9

Current portion of finance lease liability	7.3	9.5	5.9	8.4

Total equity and liabilities	682.8	887.4	650.5	926.9

AFR-181

Gold Fields Annual Financial Report including Governance Report	2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

for the year ended 31 December 2020

		United States Dollar

	Figures in millions unless otherwise stated	2020	2019

17.	INVESTMENTS

	Listed

	At fair value through OCI¹	42.4	47.9

	Unlisted

	Asanko redeemable preference shares[2]	92.6	95.5

	Derivative instruments

	Warrants[3]	12.9	11.7

	Total investments	147.9	155.1

18.	ENVIRONMENTAL TRUST FUNDS

	Balance at beginning of the year	69.5	60.8

	Contributions	8.7	7.1

	Interest earned	0.7	0.7

	Translation adjustment	0.4	0.9

	Balance at end of the year[4]	79.3	69.5

[1]

The listed investments comprise mainly investments in Galiano Gold Inc. (formerly Asanko Gold Inc.) of US$24.7 million (2019: US$21.2 million), Cardinal Resources Limited of US$nil (2019: US$17.1 million), Magmatic Resources Limited of US$2.5 million (2019: US$3.0 million), Chakana Copper Corp of US$7.4 million (2019: US$3.0 million) and Lefroy Exploration Limited of US$3.8 million (2019: US$2.4 million). Refer note 42 for further details of listed investments. The decrease in value of the listed investments was mainly due to the disposal of Cardinal Resources Limited.

[2]	Consists of 137,439,999 (2019: 174,939,999) redeemable preference shares at par value for US$137,439,999 (2019: US$174,939,999).

The following table shows a reconciliation from the fair value at the beginning of the year to the fair value of the redeemable preference shares at the end of the year (level 3 financial instrument):

	2020	2019

Fair value at beginning of the year	95.5	132.9

Purchase of preference shares	–	20.0

Redemption of preference shares	(37.5)	(10.0)

Net change in fair value (recognised in OCI)	34.6	(47.4)

Fair value at end of the year	92.6	95.5

The fair value is based on the expected cash flows of the Asanko Gold Mine and this resulted in an upward fair value adjustment through other comprehensive income of US$34.6 million (2019: downward adjustment of US$47.4 million) in 2020, due to the change in the timing of the expected cash flows.

The key inputs used in the valuation of the fair value are the discount rate of 8.4% (2019: 8.5%) and the timing of the cash flows.

Any reasonable change in the timing of the cash flows or market related discount rate could materially change the fair value of the redeemable preference shares (refer to note 38 for sensitivity analysis performed).

Refer to notes 15 and 16.1 (b) for further details.

[3]	Consists of 4.125 million (2019: 4.125 million) common share purchase warrants of Maverix. Refer to note 16.1 (c) for further details.
[4]

The trust funds consist of term deposits amounting to US$17.6 million (2019: US$16.8 million) in South Africa, as well as secured cash deposits amounting to US$61.7 million (2019: US$52.7 million) in Ghana.

These funds are intended to fund environmental rehabilitation obligations of the Group’s South African and Ghanaian mines and are not available for general purposes of the Group. All income earned in these funds is re-invested or spent to meet these obligations. The funds are invested in money market and fixed deposits. The obligations which these funds are intended to fund are included in environmental rehabilitation costs under non-current provisions (refer to note 25.1). Refer to note 34 for details on environmental obligation guarantees.

AFR-182

Gold Fields Annual Financial Report including Governance Report	2020

		United States Dollar

	Figures in millions unless otherwise stated	2020	2019

19.	INVENTORIES

	Gold-in-process and stockpiles	450.2	375.1

	Consumable stores	212.9	183.7

	Total inventories	663.1	558.8

	Heap leach and stockpiles inventories included in non-current assets[1]	(141.5)	(141.0)

	Total current inventories[2]	521.6	417.8

20.1	TRADE AND OTHER RECEIVABLES

	Trade receivables – gold sales and copper concentrate	40.7	23.6

	Trade receivables – other	9.1	18.1

	Receivables due from the sale of Tarkwa mining fleet[3]	–	26.5

	Deposits	0.1	0.1

	Payroll receivables	5.3	2.4

	Prepayments	106.4	42.5

	Value added tax and import duties	74.3	16.0

	Diesel rebate	0.9	0.9

	Other	3.3	5.9

	Trade and other receivables	240.1	136.0

20.2	DERIVATIVE FINANCIAL ASSETS

	Australian gold derivative contracts	27.3	–

	Salares Norte foreign currency derivative contracts	86.0	–

	Australian oil derivative contracts	–	1.0

	Ghanaian oil derivative contracts	–	0.1

	Total derivative financial assets[4]	113.3	1.1

	Non-current derivative financial assets[5]	(31.4)	–

	Derivative financial assets	81.9	1.1

21.	CASH AND CASH EQUIVALENTS

	Cash at bank and on hand	886.8	515.0

	Total cash and cash equivalents	886.8	515.0

[1]	Heap leach and stockpiles inventories will only be processed at the end of life-of-mine.
[2]	The cost of consumable stores consumed during the year and included in cost of sales amounted to US$267.4 million (2019: US$270.4 million).
[3]

Relates to the sale of mining fleet at Tarkwa as part of the transition to contractor mining. An expected credit loss provision of US$29.0 million was raised against the receivable at 31 December 2020.

[4]	Derivative financial assets of US$1.1 million at 31 December 2019 were previously disclosed as part of the trade and other receivables balance.
[5]	Relates to the Salares Norte foreign exchange derivative contract which is for the period January 2022 to December 2022.

AFR-183

Gold Fields Annual Financial Report including Governance Report	2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

for the year ended 31 December 2020

		United States Dollar

	Figures in millions unless otherwise stated	2020	2019

22.	STATED CAPITAL

	Balance at beginning of the year	3,622.5	3,622.5

	Share issue[1]	249.0	–

	Balance at end of the year	3,871.5	3,622.5

		Number of shares in issue	Number of shares in issue

	In issue at 1 January	828,632,707	821,532,707

	Placing of ordinary shares[1]	41,431,635	–

	Exercise of employee share options	13,269,176	7,100,000

	In issue at 31 December	883,333,518	828,632,707

	Authorised	2,000,000,000	2,000,000,000

[1]

On 12 February 2020 Gold Fields successfully completed the placing of 41,431,635 new ordinary, no par value shares with existing and new institutional investors at a price of ZAR 90.20 per share. The placing issued represented, in aggregate, approximately 5% of the Company’s issued ordinary share capital prior to the placing. Gross proceeds of approximately R3.7 billion (US$249.0 million) were raised through the placing.

Authorised and issued

Holders of shares are entitled to dividends as declared from time to time and are entitled to one vote per share at general meetings of the Company.

In terms of the general authority granted by shareholders at the AGM on 20 August 2020, the authorised but unissued ordinary stated capital of the Company representing not more than 5% of the issued stated capital of the Company from time to time at that date, after setting aside so many ordinary shares as may be required to be allotted and issued pursuant to the share incentive schemes, was placed under the control of the Directors. This authority expires at the next Annual General Meeting where shareholders will be asked to place under the control of the Directors the authorised but unissued ordinary stated capital of the Company representing not more than 5% of the issued stated capital of the Company from time to time.

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

Repurchase of shares

The Company has not exercised the general authority granted to buy back shares from its issued ordinary stated capital granted at the AGM held on 20 August 2020. Currently, the number of ordinary shares that may be bought back in any one financial year may not exceed 20% of the issued ordinary share capital as of 20 August 2020. At the next AGM, shareholders will be asked to renew the general authority for the acquisition by the Company, or a subsidiary of the Company, of its own shares.

Beneficial shareholding

The following beneficial shareholders hold 5% or more of the Company’s listed ordinary shares at 31 December 2020:

	Number of shares	% of issued ordinary shares

Government Employees Pension Fund	82,103,978	9.29%

Van Eck Vectors Gold Miners ETF	52,019,222	5.89%

AFR-184

Gold Fields Annual Financial Report including Governance Report	2020

23.	DEFERRED TAXATION

The detailed components of the net deferred taxation liability which results from the differences between the carrying amounts of assets and liabilities recognised for financial reporting and taxation purposes in different accounting periods are:

	United States Dollar

Figures in millions unless otherwise stated	2020	2019

Liabilities

– Mining assets	893.2	908.3

– Right-of-use assets	134.0	101.5

– Investment in environmental trust funds	4.0	3.7

– Inventories	16.4	13.3

– Unremitted earnings	12.6	13.3

– Other	9.0	13.0

Liabilities	1,069.2	1,053.1

Assets

– Provisions	(131.9)	(117.4)

– Tax losses[1]	(61.8)	(120.6)

– Unredeemed capital expenditure[1]	(477.3)	(505.7)

– Lease liabilities	(130.9)	(103.0)

– Unrealised loss on financial instruments	(7.4)	(38.3)

Assets	(809.3)	(885.0)

Net deferred taxation liabilities	259.9	168.1

Included in the statement of financial position as follows:

Deferred taxation assets	(240.0)	(265.5)

Deferred taxation liabilities	499.9	433.6

Net deferred taxation liabilities	259.9	168.1

Balance at beginning of the year	168.1	185.4

Recognised in profit or loss	66.0	(15.0)

Recognised in OCI	1.2	8.4

Translation adjustment	24.6	(10.7)

Balance at end of the year	259.9	168.1

[1]

Tax losses and unredeemed capital expenditure have been recognised, as disclosed in note 10, to the extent that the tax paying entities will have taxable profits in the foreseeable future (per the life-of-mine models of the respective operations) in order to utilise the unused tax losses and unredeemed capital expenditure before they expire. This was particularly assessed with reference to the South Deep and Damang life-of-mine models.

AFR-185

Gold Fields Annual Financial Report including Governance Report	2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

for the year ended 31 December 2020

24.	BORROWINGS

The terms and conditions of outstanding loans are as follows:

		United States Dollar

Facility Figures in millions unless otherwise stated	Notes	2020	2019	Borrower	Nominal interest rate	Commitment fee	Maturity date

US$1 billion notes issue (the 2020 notes)[1]	(a)	–	601.4	Orogen	4.875%	–	7 October 2020

US$500 million 5-year notes issue (the 5-year notes)[2]	(b)	497.0	496.3	Orogen	5.125%	–	15 May 2024

US$500 million 10-year notes issue (the 10-year notes)[2]	(c)	496.4	496.1	Orogen	6.125%	–	15 May 2029

US$150 million revolving senior secured credit facility[3]	(d)	83.5	83.5	La Cima	LIBOR plus 2.80%	0.50%	19 September 2021

US$100 million revolving credit facility[4]	(e)	–	–	Ghana	LIBOR plus 3.50%	1.40%	30 November 2021

A$500 million syndicated revolving credit facility – old[5]	(f)	–	168.5	Gruyere	BBSY plus 2.175%	0.87%	24 May 2021

A$500 million syndicated revolving credit facility – new[5]	(g)	200.0	–	Gruyere	BBSY plus 2.200%	0.88%	19 November 2023

US$1,290 million term loan and revolving credit facilities[6]	(h)	–	–

– Facility A (US$380 million)		–	–	Orogen	LIBOR plus 2.25%	–	6 June 2020

– Facility B (US$360 million)		–	–	Orogen	LIBOR plus 1.95%	0.68%	6 June 2021

– Facility C (US$550 million)		–	–	Orogen	LIBOR plus 2.20%	0.77%	6 June 2021

US$1,200 million revolving credit facilities[7]	(i)	250.0	–

– Facility A (US$600 million 3-year revolving credit facility)		250.0	–	Orogen/Ghana	LIBOR plus 1.45%	0.51%	25 July 2022

– Facility B (US$600 million 5-year revolving credit facility)		–	–	Orogen/Ghana	LIBOR plus 1.70%	0.60%	25 July 2024

R1,500 million Nedbank revolving credit facility[8]		–	–	GFIJVH/GFO	JIBAR plus 2.80%	0.90%	8 May 2023

R500 million Rand Merchant Bank revolving credit facility[9]	(j)	–	–	GFIJVH/GFO	JIBAR plus 2.15%	0.71%	15 April 2023

R500 million Absa Bank revolving credit facility[10]	(k)	–	–	GFIJVH/GFO	JIBAR plus 2.20%	0.77%	15 April 2023

Short-term Rand uncommitted credit facilities[11]	(l)	–	–	–	–	–	–

Total borrowings		1,526.9	1,845.8

Current borrowings		(83.5)	(684.9)

Non-current borrowings		1,443.4	1,160.9

[1]

The 2020 notes was unconditionally and irrevocably guaranteed by Gold Fields Limited (“Gold Fields”), Gold Fields Operations Limited (“GFO”) and Gold Fields Holdings Company (BVI) Limited (“GF Holdings”) (collectively “the Guarantors”), on a joint and several basis.

During 2016, Gold Fields Australasia (BVI) Limited (“GFA”) offered and accepted the purchase of an aggregate principal amount of notes equal to US$147.6 million at the purchase price of US$880 per US$1,000 in principal amount of notes. GFA held the notes until their maturity on 7 October 2020. The Group recognised a profit of US$17.7 million in 2016 on the buy back of the 2020 notes.

On 27 May 2019, Gold Fields announced the successful buy back of $250 million of the outstanding 2020 notes at 102% of par as compared with a premium of 101.73% of par at the close of business on 24 May 2019. The buy-back of the notes was financed with the proceeds of the raising of two new bonds, the 5-year notes and the 10-year notes. The Group recognised a loss of US$5.0 million in 2019 on the buy-back of the 2020 notes.

On 7 October 2020, the 2020 notes matured and the outstanding balance was repaid.
[2]

On 9 May 2019, Gold Fields successfully concluded the raising of two new bonds, a US$500 million 5-year notes issue with a coupon of 5.125% and a US$500 million 10-year notes issue with a coupon of 6.125%, raising a total of US$1 billion at an average coupon of 5.625%. The proceeds of the raising were used to repay amounts outstanding under the US$1,290 million term loan and revolving credit facilities and to repurchase of a portion of the 2020 notes.

The balances of the five-year notes and the 10-year notes are net of unamortised transaction costs amounting to US$3.0 million (2019: US$3.7 million) and US$3.6 million (2019: US$3.9 million), respectively.

The payments of all amounts due in respect of the 5-year and 10-year notes are unconditionally and irrevocably guaranteed by Gold Fields Limited (“Gold Fields”), Gold Fields Ghana Holdings (BVI) Limited (“GF Ghana”) and Gold Fields Holdings Company (BVI) Limited (“GF Holdings”) (collectively “the Guarantors”), on a joint and several basis.

[3]

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

On 21 July 2020, La Cima and the Facility Agent entered into an Amendment Agreement to extend the termination date of the facility agreement by one year to 19 September 2021.
[4]	Borrowings under the facility are guaranteed by Gold Fields Ghana Limited (“GF Ghana Limited”) and Abosso Goldfields Limited (“Abosso”). This facility is non-recourse to the rest of the Group.
[5]

On 19 November 2020, Gruyere Holdings Proprietary Limited entered into a new A$500 million syndicated revolving credit facility. On 23 November 2020, the old A$500 million syndicated revolving credit facility was refinanced with the new A$500 million syndicated revolving credit facility and cancelled.

Borrowings under the original facility were guaranteed by Gold Fields, GF Holdings, Orogen, GFO, GFIJVH and GF Ghana.
Borrowings under the facility are guaranteed by Gold Fields, GF Holdings, Orogen and GF Ghana.
[6]	On 25 July 2019, the US$1,290 million term loan and revolving credit facilities were refinanced with the new US$1,200 million revolving credit facilities and cancelled.
Borrowings under this facility were guaranteed by Gold Fields, GF Holdings, Orogen, GFO, GFIJVH and GF Ghana.
[7]

On 25 July 2019, Gold Fields Orogen Holding (BVI) Limited and Gold Fields Ghana Holdings (BVI) Limited entered into a US$1,200 million revolving credit facilities agreement which became effective on the same day, with a syndicate of international banks and financial institutions. The new facilities comprise two tranches, a US$600 million 3 year revolving credit facility (with an option to extend to up to 2 years subject to lender consent) and a US$600 million 5 year revolving credit facility (with an option to extend to up to 2 years subject to lender consent). The purpose of the new facilities is to refinance the US$1,290 million term loan and revolving credit facilities, to repay the 2020 notes and to fund general corporate and working capital requirements of the Gold Fields Group.

In July 2020, US$870 million of the US$1,200 million revolving credit facilities were extended by one year. The facilities will run as follows:
●	Facility A: US$600 million up to 25 July 2022 then US$435 million from 26 July 2022 to 25 July 2023;
●	Facility B: US$600 million up to 25 July 2024 then US$435 million from 26 July 2024 to 25 July 2025.
Borrowings under this facility are guaranteed by Gold Fields, GF Holdings, Orogen, GF Ghana and Gruyere Holdings Proprietary Limited (“Gruyere”)
[8]	Borrowings under this facility are guaranteed by Gold Fields, GFO, GF Holdings, Orogen, GFIJVH, GF Ghana and Gruyere.
[9]

On 15 April 2020, GFIJVH and GFO entered into a new R500 million Rand Merchant Bank revolving credit facility. The old facility matured on 31 March 2020.
Borrowings under the new facility are guaranteed by Gold Fields, GFO, GF Holdings, Orogen, GFIJVH and GF Ghana.

[10]

On 15 April 2020, GFIJVH and GFO entered into a new R500 million ABSA Bank revolving credit facility. The old facility matured on 31 March 2020.
Borrowings under the new facility are guaranteed by Gold Fields, GFO, GF Holdings, Orogen, GFIJVH and GF Ghana.

[11]

During 2019 the Group utilised uncommitted loan facilities from some of the major banks to fund the capital expenditure and working capital requirements of the South African operation. These facilities have no fixed terms, are short-term in nature and interest rates are market related. Borrowings under these facilities are guaranteed by Gold Fields.

AFR-186

Gold Fields Annual Financial Report including Governance Report	2020

		United States Dollar

	Figures in millions unless otherwise stated	2020	2019

24.	BORROWINGS (continued)

(a)	US$1 billion notes issue

	Balance at beginning of the year	601.4	849.4

	Buy-back of US$250 million notes	–	(255.0)

	Loss on buy-back of notes	–	5.0

	Unwinding of transaction costs	0.9	2.0

	Repayment	(602.3)	–

	Balance at end of the year	–	601.4

(b)	US$500 million five-year notes issue

	Balance at beginning of the year	496.3	–

	Loans advanced	–	500.0

	Transaction costs	–	(4.1)

	Unwinding of transaction costs	0.7	0.4

	Balance at end of the year	497.0	496.3

(c)	US$500 million 10-year notes issue

	Balance at beginning of the year	496.1	–

	Loans advanced	–	500.0

	Transaction costs	–	(4.1)

	Unwinding of transaction costs	0.3	0.2

	Balance at end of the year	496.4	496.1

(d)	US$150 million revolving senior secured credit facility

	Balance at beginning of the year	83.5	83.5

	Balance at end of the year	83.5	83.5

(e)	US$100 million revolving credit facility

	Balance at beginning of the year	–	45.0

	Repayments	–	(45.0)

	Balance at end of the year	–	–

(f)	A$500 million syndicated revolving credit facility – old

	Balance at beginning of the year	168.5	316.5

	Loans advanced	85.8	–

	Repayments	(248.9)	(143.6)

	Translation adjustment	(5.4)	(4.4)

	Balance at end of the year	–	168.5

(g)	A$500 million syndicated revolving credit facility – new

	Loans advanced	191.0	–

	Translation adjustment	9.0	–

	Balance at end of the year	200.0	–

(h)	US$1,290 million term loan and revolving credit facilities

	Balance at beginning of the year	–	472.0

	Loans advanced	–	434.4

	Repayments	–	(906.4)

	Balance at end of the year	–	–

(i)	US$1,200 million revolving credit facilities

	Balance at beginning of the year	–	–

	Loans advanced	413.0	–

	Repayments	(163.0)	–

	Balance at end of the year	250.0	–

(j)	R500 million Standard Bank revolving credit facility

	Balance at beginning of the year	–	13.7

	Loans advanced	–	21.2

	Repayments	–	(35.1)

	Translation adjustment	–	0.2

	Balance at end of the year	–	–

AFR-187

Gold Fields Annual Financial Report including Governance Report	2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

for the year ended 31 December 2020

		United States Dollar

	Figures in millions unless otherwise stated	2020	2019

24.	BORROWINGS (continued)

(k)	R500 million Absa revolving credit facility

	Balance at beginning of the year	–	34.2

	Repayments	–	(34.5)

	Translation adjustment	–	0.3

	Balance at end of the year	–	–

(l)	Short-term Rand uncommitted credit facilities

	Balance at beginning of the year	–	92.5

	Loans advanced	–	90.6

	Repayments	–	(184.7)

	Translation adjustment	–	1.6

	Balance at end of the year	–	–

	Total borrowings	1,526.9	1,845.8

	The exposure of the Group’s borrowings to interest rate changes and the contractual repricing dates at the reporting dates are as follows:

	Variable rate with exposure to repricing (six months or less)	533.5	252.0

	Fixed rate with no exposure to repricing	993.4	1,593.8

		1,526.9	1,845.8

	The carrying amounts of the Group’s borrowings are denominated in the following currencies:

	US Dollar	1,326.9	1,677.3

	Australian Dollar	200.0	168.5

	Rand	–	–

		1,526.9	1,845.8

	The Group has the following undrawn borrowing facilities:

	Committed	1,471.3	1,727.6

	Uncommitted	104.5	116.8

		1,575.8	1,844.4

	All of the above undrawn committed facilities have floating rates. The uncommitted facilities have no expiry dates and are open ended. Undrawn committed facilities have the following expiry dates:

	– within one year	166.5	137.9

	– later than one year and not later than two years	96.2	282.5

	– later than two years and not later than three years	608.6	600.0

	– later than three years and not later than five years	600.0	707.1

		1,471.3	1,727.6

AFR-188

Gold Fields Annual Financial Report including Governance Report	2020

		United States Dollar

	Figures in millions unless otherwise stated	2020	2019

25.	PROVISIONS

25.1	Environmental rehabilitation costs	381.5	370.3

25.2	Silicosis settlement costs	18.3	21.2

	Other	3.1	4.2

	Total provisions	402.9	395.7

	Current portion of provisions	(23.6)	(4.6)

	Non-current portion of provisions	379.3	391.1

25.1	Environmental rehabilitation costs

	Balance at beginning of the year	370.3	289.6

	Changes in estimates[1]	(5.1)	79.5

	Interest expense	10.7	11.7

	Payments	(12.9)	(10.7)

	Translation adjustment	18.5	0.2

	Balance at end of the year[2]	381.5	370.3

	Current portion of environmental rehabilitation costs	(19.6)	–

	Non-current portion of environmental rehabilitation costs	361.9	370.3

	The provision is calculated using the following gross closure cost estimates:

	South Africa	43.9	45.9

	Ghana	104.4	105.6

	Australia	218.8	198.2

	Peru	97.4	86.2

	Chile	2.1	0.4

	Total gross closure cost estimates	466.6	436.3

	The provision is calculated using the following assumptions:	Inflation rate	Discount rate

	2020

	South Africa	4.8%	10.8%

	Ghana	2.2%	6.7% – 7.2%

	Australia	2.5%	2.5%

	Peru	2.2%	2.2%

	Chile	2.2%	2.2%

	2019

	South Africa	5.4%	10.3%

	Ghana	2.5%	7.7% – 7.9%

	Australia	2.5%	1.2% – 1.6%

	Peru	2.5%	3.0%

	Chile	2.5%	2.6%

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

[2]

South African, Ghanaian, Australian and Peruvian mining companies are required by law to undertake rehabilitation as part of their ongoing operations. These environmental rehabilitation costs are funded as follows:

●	Ghana – reclamation bonds underwritten by banks and restricted cash (refer to note 18);

●	South Africa – contributions into environmental trust funds (refer to note 18) and guarantees (refer to note 34);

●	Australia – mine rehabilitation fund levy; and

●	Peru – bank guarantees (refer to note 34).

AFR-189

Gold Fields Annual Financial Report including Governance Report	2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

for the year ended 31 December 2020

		United States Dollar

	Figures in millions unless otherwise stated	2020	2019

25.	PROVISIONS (continued)

25.2	Silicosis settlement costs[1]

	Balance at beginning of the year	21.2	25.1

	Changes in estimates	0.3	(1.6)

	Unwinding of provision recognised as finance expense	1.5	1.3

	Payments	(3.5)	(4.6)

	Translation	(1.2)	1.0

	Balance at end of the year	18.3	21.2

	Current portion of silicosis settlement costs	(4.0)	(4.6)

	Non-current portion of silicosis settlement costs	14.3	16.6

26.	LONG-TERM INCENTIVE PLAN

	Opening balance	11.5	2.1

	Charge to income statement	51.3	9.1

	Salares Norte project costs capitalised	0.6	–

	Translation adjustment	3.8	0.3

	Balance at end of the year[2]	67.2	11.5

	Current portion of long-term incentive plan	(33.8)	–

	Non-current portion of long-term incentive plan	33.4	11.5

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

This matter was previously disclosed as a contingent liability as the amount could not be estimated reliably. As a result of the ongoing work of the Gold Working Group (comprising African Rainbow Minerals, Anglo American SA, AngloGold Ashanti, Gold Fields, Harmony and Sibanye-Stillwater) (the “GWG Parties”) and engagements with affected stakeholders since 31 December 2016, Gold Fields was able to reliably estimate its share in the estimated cost in relation to the GWG Parties of a possible settlement of the class action claims and related costs during 2017. As a result, Gold Fields provided an amount of US$18.3 million (R268.6 million) (2019: US$21.2 million (R297.1 million)) for this obligation in the statement of financial position at 31 December 2020. The nominal amount of this provision is US$23.1 million (R339.3 million). Gold Fields believes that this remains a reasonable estimate of its share of the settlement of the class action claims and related costs.

The assumptions that were made in the determination of the provision include silicosis prevalence rates, estimated settlement per claimant, benefit take-up rates and disease progression rates. A discount rate of 6.67% (2019: 10.08%) was used, based on government bonds with similar terms to the anticipated settlements.

Refer to note 35 for further details.

[2]

Senior and middle management receive awards under the LTIP. The performance conditions of the LTIP are approved annually by the Remuneration Committee. For the 2018, 2019 and 2020 allocations, regional performance conditions are based on regional specific targets and performance conditions for corporate employees are based on the same conditions as the share-based payments plan, refer note 5. The expected timing of the cash outflows in respect of each grant is at the end of three years after the original award was made.

AFR-190

Gold Fields Annual Financial Report including Governance Report	2020

		United States Dollar

	Figures in millions unless otherwise stated	2020	2019	2018

27.1	TRADE AND OTHER PAYABLES

	Trade payables	133.4	138.1

	Accruals and other payables	271.6	195.4

	Payroll payables	43.0	36.8

	Leave pay accrual	55.6	44.7

	Interest payable on loans	7.5	11.5

	Damang – contract termination[1]	39.5	40.3

	Trade and other payables	550.6	466.8

27.2	DERIVATIVE FINANCIAL LIABILITIES

	Ghanaian oil derivative contracts	10.0	–

	Australian oil derivative contracts	5.1	–

	Peruvian copper derivative contracts	14.0	–

	Australian gold derivative contracts	–	78.3

	South Deep gold derivative contracts	–	12.6

	Ghanaian gold derivative contracts	–	36.4

	Australian foreign currency derivative contracts	–	0.3

	Total derivative financial liabilities[2]	29.1	127.6

	Non-current derivative financial liabilities[3]	(7.3)	–

	Derivative financial liabilities	21.8	127.6

28.	CASH GENERATED BY OPERATIONS

	Profit/(loss) for the year	745.4	174.7	(344.8)

	Mining and income taxation	432.5	175.6	(65.9)

	Royalties	105.0	73.7	62.5

	Interest expense	127.7	132.6	91.8

	Interest received	(7.6)	(6.6)	(6.8)

	Amortisation and depreciation	661.3	610.0	668.4

	Interest expense – environmental rehabilitation	10.7	11.7	11.7

	Non-cash rehabilitation expense/(income)	1.5	13.4	(0.9)

	Interest received – environmental trust funds	(0.7)	(0.7)	(0.6)

	Impairment, net of reversal of impairment of investments and assets	(50.6)	9.8	520.3

	Write-off of exploration and evaluation assets	16.9	30.0	37.7

	(Profit)/loss on disposal of assets	0.2	(1.2)	51.6

	Gain on acquisition of Asanko	–	–	(51.8)

	Unrealised (gain)/loss and prior year mark-to-market reversals on

	derivative contracts	(176.4)	112.6	36.6

	Fair value gain on Maverix warrants	(1.3)	(4.2)	(3.8)

	Profit on disposal of Maverix	–	(14.6)	(4.0)

	Silicosis settlement costs	0.3	(1.6)	(4.5)

	Share-based payments	14.5	20.5	37.5

	Long-term incentive plan expense	51.3	9.1	1.1

	Payment of long-term incentive plan	–	–	(17.8)

	Borrowing costs capitalised	(13.2)	(43.4)	(17.5)

	Share of results of equity-accounted investees, net of taxation	1.0	(4.5)	0.2

	Tarkwa expected credit loss	29.0	–	–

	Other	(13.6)	5.9	(3.0)

	Total cash generated by operations	1,933.9	1,302.8	998.0

[1]	Refer note 13 for further details.
[2]	Derivative financial liabilities of US$127.6 million at 31 December 2019 were previously disclosed as part of the trade and other payables balance.
[3]	Relates to the Australian (US$2.6 million) and Ghanaian (US$4.7 million) oil derivative contracts which are for the period January 2022 to December 2022.

AFR-191

Gold Fields Annual Financial Report including Governance Report	2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

for the year ended 31 December 2020

		United States Dollar

	Figures in millions unless otherwise stated	2020	2019	2018

29.	CHANGE IN WORKING CAPITAL

	Inventories	(89.9)	(56.2)	0.8

	Trade and other receivables	(88.0)	(5.6)	(0.5)

	Trade and other payables	6.1	37.2	(32.2)

	Total change in working capital	(171.8)	(24.6)	(31.9)

30.	ROYALTIES PAID

	Amount owing at beginning of the year	(13.9)	(12.5)	(16.3)

	Royalties	(105.0)	(73.7)	(62.5)

	Amount owing at end of the year	17.7	13.9	12.5

	Translation	(1.3)	–	0.8

	Total royalties paid	(102.5)	(72.3)	(65.5)

31.	TAXATION PAID

	Amount owing at beginning of the year	(24.8)	(0.9)	(46.7)

	SA and foreign current taxation recognised in profit or loss	(366.5)	(190.6)	(145.7)

	SA and foreign current taxation recognised in OCI	–	(14.7)	–

	Amount owing at end of the year	121.3	24.8	0.9

	Translation	(8.7)	(0.4)	0.8

	Total taxation paid	(278.7)	(181.8)	(190.7)

32.	RETIREMENT BENEFITS

	All employees are members of various defined contribution retirement schemes.

	Contributions to the various retirement schemes are fully expensed during the period in which they are incurred.

	Retirement benefit costs	28.8	27.0	32.8

AFR-192

Gold Fields Annual Financial Report including Governance Report	2020

		United States Dollar

	Figures in millions unless otherwise stated	2020	2019

33.	LEASE LIABILITIES

	Balance at beginning of the year (2018: finance lease liabilities)	332.9	88.6

	Leases recognised on adoption of IFRS 16[3]	–	209.6

	Additions during the year[1]	127.2	67.3

	Remeasurements of leases during the year[2]	12.8	5.9

	Interest expense	22.4	18.6

	Repayments	(86.8)	(56.9)

	Translation adjustment	20.5	(0.2)

	Balance at end of the year	429.0	332.9

	Current portion of lease liability	(64.2)	(45.2)

	Non-current portion of lease liability	364.8	287.7

	Lease liabilities are payable as follows:

	Future minimum lease payments

	– within one year	88.4	63.9

	– later than one and not later than five years	228.7	178.2

	– later than five years	261.2	205.3

	Total	578.3	447.4

	Interest

	– within one year	24.2	18.7

	– later than one and not later than five years	71.5	55.2

	– later than five years	53.6	40.6

	Total	149.3	114.5

	Present value of minimum lease payments

	– within one year	64.2	45.2

	– later than one and not later than five years	157.2	123.0

	– later than five years	207.6	164.7

	Total	429.0	332.9

[1]

The additions in 2020 relate mainly to additional assets in terms of the power purchase agreements at Tarkwa, Agnew and Granny Smith (2019: Gas fired power plant and solar farm portion of the power purchase agreement at Agnew).

[2]	The remeasurements in 2020 and 2019 relate mainly to leases at the Group’s Australian operations that have variable payments linked to the Australian consumer price index (“CPI”).
[3]	The Group applied IFRS 16 Leases from 1 January 2019 using the modified retrospective approach. Accordingly, the comparative information presented for 2018 was not restated.

On transition to IFRS 16, the Group elected to recognise the right-of-use assets at an amount equal to the lease liability at 1 January 2019 and applied the following practical expedients:
●	Relying on previous assessments on whether leases are onerous as an alternative to performing an impairment review. There were no onerous contracts as at 1 January 2019; and
●	Accounting for operating leases with a remaining lease term of less than 12 months as at 1 January 2019 as short-term leases.

On transition to IFRS 16, the Group recognised additional right-of-use assets and lease liabilities amounting to US$209.6 million.

AFR-193

Gold Fields Annual Financial Report including Governance Report	2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

for the year ended 31 December 2020

		United States Dollar

	Figures in millions unless otherwise stated	2020	2019

34.	COMMITMENTS

	Capital expenditure

	Contracted for[1]	514.7	47.9

	Leases

	Contracted for[2]	–	33.4

	United States Dollar

Lease contracts Figures in millions unless otherwise stated	Undiscounted lease liabilities[3]	Non-lease elements[4]	Fully variable lease payments[5]	Total

2020

– within one year	88.4	126.0	583.0	797.4

– later than one and not later than five years	228.7	296.3	1,506.3	2,031.3

– later than five years	261.2	75.9	–	337.1

	578.3	498.2	2,089.3	3,165.8

2019

– within one year	63.9	98.7	502.3	664.9

– later than one and not later than five years	178.2	290.1	1,410.3	1,878.6

– later than five years	205.3	83.3	21.7	310.3

	447.4	472.1	1,934.3	2,853.8

Guarantees

The Group provides environmental obligation guarantees and other guarantees with respect to its South African, Peruvian, Ghanaian and Australian operations. These guarantees amounted to US$191.8 million at 31 December 2020 (2019: US$154.3 million) (refer note 25.1).

[1]

Contracted for capital expenditure of US$514.7 million in 2020 includes US$454.0 million for Salares Norte. Gold Fields has completed a feasibility study on the Salares Norte deposit in Chile and the final notice to proceed (“FNTP”) was provided by the Board in February 2020 and construction commenced in April 2020.

[2]

Leases amounting to US$33.4 million were entered into during 2019 but the use of the assets has not yet commenced at 31 December 2019. These relates mainly to wind farm and battery storage portion of the power purchase agreement at Agnew.

[3]	The undiscounted lease liabilities relate to the gross cashflows used to determine the lease liabilities in terms of IFRS 16 Leases and will not agree to the leases recognised in note 33.
[4]	The non-lease elements are the amounts in the lease contracts that are not accounted for as part of the lease liabilities.
[5]

These are the total commitments per lease contracts where the payments have been determined to be fully variable, as a result no lease liability has been recorded. Included in these amounts are payment for non-lease elements of the arrangement.

AFR-194

Gold Fields Annual Financial Report including Governance Report	2020

35.	CONTINGENT LIABILITIES

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

The matter has been allocated to the commercial court of the Gauteng Local Division, Johannesburg, as a result of which it will be case managed by the Judge assigned to the matter, in order to ensure that it progresses expeditiously to trial.

GFO’s assessment is that it has sustainable defences to these claims and, accordingly, GFO’s attorneys have been instructed to vigorously defend the claims.

The ultimate outcome of the claims cannot presently be determined and, accordingly, no adjustment for any effects on the Group that may result from these claims, if any, has been made in the consolidated financial statements.

Silicosis

Class action

The Settlement Agreement in the silicosis and tuberculosis class action litigation has become operational on 10 December 2019. A settlement trust, known as the Tshiamiso Trust, has been established to carry out the terms of the Settlement Agreement and is responsible for ensuring that all eligible current and former mineworkers across southern Africa with silicosis or work-related TB (or their dependants where the mineworker has passed away) are compensated. The board of trustees is chaired by Professor May Hermanus as an independent trustee.

Over the course of 2020, the Tshiamiso Trust worked to create the capacity and establish the systems to begin to deliver on its mandate. However, the Covid-19 pandemic has had a significant impact on the work of the Trust. During October 2020, the Trust identified a test group of potential claimants. On 3 December 2020, the Trust made its first payments to six of these claimants. Each recipient received R250 000.

Financial provision

Gold Fields has provided for the estimated cost of the class action settlement based on actuarial assessments and the provisions of the Settlement Agreement. At 31 December 2020, the provision for Gold Fields’ share of the settlement of the class action claims and related costs amounts to US$18.3 million (R268.6 million) (2019: US$21.2 million (R297.1 million)). The nominal value of this provision is US$23.1 million (R339.3 million).

The ultimate outcome of this matter however remains uncertain, with the number of eligible workers successfully submitting claims and receiving compensation being uncertain. The provision is consequently subject to adjustment in the future.

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

Gold Fields has identified incidences of AD, and the risk of potential short-term and long-term AD issues, specifically at its Cerro Corona, South Deep and St Ives mines and, at currently immaterial levels, its Tarkwa and Damang mines.

AFR-195

Gold Fields Annual Financial Report including Governance Report	2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

for the year ended 31 December 2020

35.	CONTINGENT LIABILITIES (continued)

Acid mine drainage (continued)

Gold Fields commissioned additional technical studies during 2015 to 2021 to identify the steps required to prevent or mitigate the potentially material AD impacts at Cerro Corona but none of these studies have allowed Gold Fields to generate a reliable estimate of the total potential impact on the Group. South Deep have concluded technical studies which have indicated that, subject to the implementation of targeted mitigation measures (such as landfill removal and specialised cover on the Doornpoort tailings landforms) and no regional hydrogeological changes, AD generation will be mitigated and/or contained thus resulting in no potential residual environmental risk. St Ives has initiated technical investigations into potential AD generation, identified as part of progressive rehabilitation activities, at the Cave Rocks landform and open pit. Damang is not currently mining at the Rex Open Pit, which has resulted in groundwater rebounding to natural groundwater levels within the Pit. This has inundated the reactive AD zone at Rex Pit and water quality monitoring data has shown no current AD generation. Gold Fields’ mine closure cost estimates for 2020 contain costs for the aspects of AD management which the Group has reliably been able to estimate.

Gold Fields continues to investigate technical solutions at Cerro Corona, to better inform appropriate short- and long-term mitigation strategies for AD management and to work towards a reasonable cost estimate of potential issues. Further studies are planned for 2021. South Deep continues to implement required mitigation measures to prevent AD, which have been included in their 2020 closure cost estimates and or business plans. There is an inherent uncertainty on the outcome of the re-watering of Cooke 4 (Ezulwini) and also other possible hydrogeological influences, over which South Deep do not have control. Gold Fields is investigating the AD potential and risk at St Ives (Cave Rocks) and water quality monitoring programmes continue at South Deep and Damang.

No adjustment for any effects on the Group that may result from AD, if any, has been made in the consolidated financial statements other than through the Group’s normal environmental rehabilitation costs provision (refer note 25.1).

36.	EVENTS AFTER THE REPORTING DATE

Final dividend

On 18 February 2021, Gold Fields declared a final dividend of 320 SA cents per share.

AFR-196

Gold Fields Annual Financial Report including Governance Report	2020

37.	FINANCIAL INSTRUMENTS

Accounting classifications and fair values

The following tables show the carrying amounts and fair values of financial assets and financial liabilities.

	United States Dollar

	Carrying amount				Carrying amount	Fair value

Figures in millions unless otherwise stated	Fair value through profit or loss	Fair value through OCI	Financial assets measured at amortised cost	Other financial liabilities measured at amortised cost	Total	Total

2020

Financial assets measured at fair value

– Environmental trust funds	7.4	–	–	–	7.4	7.4

– Trade receivables from provisional copper sales	23.7	–	–	–	23.7	23.7

– Investments	–	42.4	–	–	42.4	42.4

– Asanko redeemable preference shares	–	92.6	–	–	92.6	92.6

– Warrants	12.9	–	–	–	12.9	12.9

– Gold and foreign currency derivatives contracts	113.3	–	–	–	113.3	113.3

Total	157.3	135.0	–	–	292.3	292.3

Financial assets not measured at fair value

– Environmental trust funds	–	–	71.9	–	71.9	71.9

– Loan advanced – contractor	–	–	68.4	–	68.4	68.4

– Trade and other receivables	–	–	29.5	–	29.5	29.5

– Cash and cash equivalents	–	–	886.8	–	886.8	886.8

Total	–	–	1,056.6	–	1,056.6	1,056.6

Financial liabilities measured at fair value

– Copper and oil derivative contracts	29.1	–	–	–	29.1	29.1

Total	29.1	–	–	–	29.1	29.1

Financial liabilities not measured at fair value

– Borrowings	–	–	–	1,526.9	1,526.9	1,689.8

– Trade and other payables	–	–	–	452.0	452.0	452.0

– Lease liabilities	–	–	–	429.0	429.0	429.0

Total	–	–	–	2,407.9	2,407.9	2,570.8

AFR-197

Gold Fields Annual Financial Report including Governance Report	2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

for the year ended 31 December 2020

37.	FINANCIAL INSTRUMENTS (continued)

Accounting classifications and fair values (continued)

		United States Dollar

		Carrying amount			Carrying amount	Fair value

Figures in millions unless otherwise stated	Fair value through profit or loss	Fair value through OCI	Financial assets measured at amortised cost	Other financial liabilities measured at amortised cost	Total	Total

2019

Financial assets measured at fair value

– Environmental trust funds	7.2	–	–	–	7.2	7.2

– Trade receivables from provisional copper sales	22.8	–	–	–	22.8	22.8

– Investments	–	47.9	–	–	47.9	47.9

– Asanko redeemable preference shares	–	95.5	–	–	95.5	95.5

– Warrants	11.7	–	–	–	11.7	11.7

– Oil derivatives contracts	1.1	–	–	–	1.1	1.1

Total	42.8	143.4	–	–	186.2	186.2

Financial assets not measured at fair value

– Environmental trust funds	–	–	62.3	–	62.3	62.3

– Trade and other receivables	–	–	51.4	–	51.4	51.4

– Cash and cash equivalents	–	–	515.0	–	515.0	515.0

Total	–	–	628.7	–	628.7	628.7

Financial liabilities measured at fair value

– Gold and foreign exchange derivative contracts	127.6	–	–	–	127.6	127.6

Total	127.6	–	–	–	127.6	127.6

Financial liabilities not measured at fair value

– Borrowings	–	–	–	1,845.8	1,845.8	1,952.4

– Trade and other payables	–	–	–	385.3	385.3	385.3

– Lease liabilities	–	–	–	332.9	332.9	332.9

Total	–	–	–	2,564.0	2,564.0	2,670.6

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Trade and other receivables, trade and other payables and cash and cash equivalents

The carrying amounts approximate fair values due to the short maturity of these instruments.

Loan advanced – contractor

The fair value of the loan advanced to contractor approximates the carrying amount, determined using the discounted cash flow method using market related interest rates.

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

Oil, gold, copper and foreign exchange derivative contracts

The fair values of these contracts are determined by using the applicable valuation models for each instrument type with the key inputs being forward prices, interest rates and volatilities.

Environmental trust funds

The environmental trust funds are measured at fair value through profit or loss and amortised cost which approximates fair value based on the nature of the fund’s underlying investments.

Borrowings

The five-year notes and the 10-year notes (2019: 2020 notes, the five-year notes and the 10-year notes) are issued at a fixed interest rate. The fair values of these notes are based on listed market prices. The fair value of the remaining borrowings approximates their carrying amount, determined using the discounted cash flow method using market related interest rates.

AFR-198

Gold Fields Annual Financial Report including Governance Report	2020

37.	FINANCIAL INSTRUMENTS (continued)

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

The Group recognises transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred. There were no transfers during the years ended 31 December 2020 and 2019.

The following table sets out the Group’s financial assets and financial liabilities by level within the fair value hierarchy at the reporting date:

	United States Dollar

		2020				2019

Figures in millions unless otherwise stated	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3

Financial assets measured at fair value

Environmental trust funds	7.4	–	7.4	–	7.2	–	7.2	–

Trade receivables from provisional copper sales	23.7	–	23.7	–	22.8	–	22.8	–

Investments – listed	42.4	42.4	–	–	47.9	47.9	–	–

Asanko redeemable preference shares	92.6	–	–	92.6	95.5	–	–	95.5

Warrants	12.9	–	12.9	–	11.7	–	11.7	–

Gold derivative contracts	27.3	–	27.3	–	–	–	–	–

Foreign currency derivative contracts	86.0	–	86.0	–	–	–	–	–

Oil derivative contracts	–	–	–	–	1.1	–	1.1	–

Financial assets not measured at fair value

Environmental trust funds	71.9	–	71.9	–	62.3	–	62.3	–

Loan advanced – contractor	68.4		–	68.4

Financial liabilities measured at fair value

Copper derivative contracts	14.0	–	14.0	–	–	–	–	–

Oil derivative contracts	15.1	–	15.1	–	–	–	–	–

Gold derivative contracts	–	–	–	–	127.3	–	127.3	–

Foreign currency derivative contracts	–	–	–	–	0.3	–	0.3	–

Financial liabilities not measured at fair value

Borrowings	1,689.8	1,156.3	–	533.5	1,952.4	1,700.4	–	252.0

AFR-199

Gold Fields Annual Financial Report including Governance Report	2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

for the year ended 31 December 2020

37.	FINANCIAL INSTRUMENTS (continued)

Environmental trust funds

The environmental trust funds are measured at fair value through profit or loss and amortised cost which approximates fair value based on the nature of the fund’s underlying investments.

Trade receivables from provisional copper sales

Valued using quoted market prices based on the forward London Metal Exchange (“LME”) and, as such, is classified within level 2 of the fair value hierarchy.

Listed investments

Comprise equity investments in listed entities and are therefore valued using quoted market prices in active markets.

Asanko redeemable preference shares

The fair value is based on the expected cash flows of the Asanko Gold Mine based on the life-of-mine model. Refer to note 17 for key inputs.

Warrants

Warrants are measured at fair value through profit or loss. The fair value is determined using a standard European call option format based on a standard option theory model.

Oil, gold, copper and foreign exchange derivative contracts

The fair values of these contracts are determined by using the applicable valuation models for each instrument type with the key inputs being forward prices, interest rates, volatilities and exchange rates.

Borrowings

The five-year notes and the 10-year notes (2019: 2020 notes, the five-year notes and the 10-year notes) are issued at a fixed interest rate. The fair values of these notes are based on listed market prices and are classified within level 1 of the fair value hierarchy. The fair value of the remaining borrowings approximates their carrying amount, determined using the discounted cash flow method and market related interest rates and are classified within level 3 of the fair value hierarchy.

Loan advanced – contractor

The fair value of the contractor loan approximates its carrying amount, determined using the discounted cash flow method and market related interest rates and is classified within level 3 of the fair value hierarchy.

AFR-200

Gold Fields Annual Financial Report including Governance Report	2020

38.	RISK MANAGEMENT ACTIVITIES

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

AFR-201

Gold Fields Annual Financial Report including Governance Report	2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

for the year ended 31 December 2020

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

The combined maximum credit risk exposure of the Group is as follows:

	United States Dollar

Figures in millions unless otherwise stated	2020	2019

Environmental trust funds	79.3	69.5
Trade and other receivables[1]	53.2	74.2
Loan advanced – contractor	68.4	–
Derivative financial assets	113.3	1.1
Cash and cash equivalents	886.8	515.0
[1]	Trade and other receivables above exclude VAT, import duties, prepayments, payroll receivables and diesel rebates amounting to US$186.9 million (2019: US$61.8 million).

Expected credit loss assessment for customers

The Group determines each exposure to credit risk based on data that is determined to be predictive of the risk of loss and past experienced credit judgement.

Trade and other receivables

The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The Group also considers other factors that might impact on the credit risk of its customer base including default risk and the country in which the customer operates.

Impairment of trade receivables, carried at amortised cost, has been determined using the simplified expected credit loss (“ECL”) approach and reflects the short term maturities of the exposures. Gold revenue is recognised at the same time as receipt of the cash, except in Ghana where the cash is received one day after revenue recognition. In Peru, for the sale of copper concentrate, 90% of the cash is received when the revenue is recognised and the remaining 10% cash is received at the end of the quotational period.

Receivables due from the sale of the Tarkwa mining fleet were assessed using the simplified ECL approach. The ECL was based on the Group’s understanding of the financial position of the counterparty, including the consideration of their credit risk grade.

Concentration risk

At 31 December 2020, the exposure to credit risk for trade receivables by geographic region was as follows:

	United States Dollar

Figures in millions unless otherwise stated	2020	2019

South Africa	–	–
Ghana	14.3	0.8
Australia	2.7	–
Peru	23.7	22.8

Total trade receivables	40.7	23.6

Loan advanced – contractor

The loan advanced to contractor of US$68.4 million was assessed using the lifetime ECL approach as a result of an increase in credit risk since initial recognition. The ECL was based on the Group’s understanding of the financial position of the counterparty, including the consideration of their credit risk grade. The credit risk is managed through Gold Fields’ offsetting rights of invoices against the loan advanced to the contractor.

Derivative financial assets

The derivative financial assets are held with reputable banks and financial institutions. The Group considers that its derivate financial assets have low credit risk based on the external credit ratings of the counterparties.

Cash and cash equivalents

The Group held cash and cash equivalents of US$886.8 million (2019: US$515.0 million).

The cash and cash equivalents are held with reputable banks and financial institutions. The loss allowance for cash and cash equivalents is measured at an amount equal to the 12-month ECL. The Group considers that its cash and cash equivalents have low credit risk based on the external credit ratings of the counterparties.

AFR-202

Gold Fields Annual Financial Report including Governance Report	2020

38.	RISK MANAGEMENT ACTIVITIES (continued)

Credit risk (continued)

Environmental trust funds

The Group held environmental trust funds of US$79.3 million (2019: US$69.5 million).

The environmental trust funds are held with reputable banks and financial institutions. The loss allowance for environmental trust funds is measured at an amount equal to the 12-month ECL. The Group considers that its environmental trust funds have low credit risk based on the external credit ratings of the counterparties with which the funds are deposited.

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

Uncommitted borrowing facilities are maintained with several banking counterparties to meet the Group’s normal and contingency funding requirements.

The following are the contractually due undiscounted cash flows resulting from maturities of all financial liabilities, including interest payments:

		United States Dollar

Figures in millions unless otherwise stated	Within one year	Between one and five years	After five years	Total

2020
Trade and other payables	452.0	–	–	452.0
Oil and copper derivative contracts	21.8	7.3	–	29.1
Borrowings[1]
– US$ borrowings[2]
– Capital[3]	83.5	750.0	500.0	1,333.5
– Interest	62.0	188.6	103.4	354.0
– A$ borrowings[4]
– Capital	–	200.0	–	200.0
– Interest	4.5	8.6	–	13.1
Environmental rehabilitation costs[5]	19.6	34.3	412.7	466.6
Finance lease liabilities	88.4	228.7	261.2	578.3
South Deep dividend	0.9	3.6	2.3	6.8

Total	732.7	1,421.1	1,279.6	3,433.4

2019
Trade and other payables	385.3	–	–	385.3
Gold and foreign exchange derivative contracts	127.6	–	–	127.6
Borrowings[1]
– US$ borrowings[2]
– Capital[3]	685.9	500.0	500.0	1,685.9
– Interest	81.0	209.1	134.0	424.1
– A$ borrowings[4]
– Capital	–	168.5	–	168.5
– Interest	5.5	2.2	–	7.7
Environmental rehabilitation costs[5]	11.9	28.4	396.0	436.3
Finance lease liabilities	63.9	178.2	205.3	447.4
South Deep dividend	1.4	3.8	3.3	8.5

Total	1,362.5	1,090.2	1,238.6	3,691.3

[1]	Spot Rate: R14.69 = US$1.00 (2019: R14.00 = US$1.00).
[2]	US$ borrowings – Spot LIBOR (one month fix) rate adjusted by specific facility agreement: 0.14388% (2019: 1.7625% (one month fix)).
[3]

The capital amounts of the five-year notes issue and the US$500 10-year notes issue (2019: US$1 billion notes issue, US$500 million five-year notes issue and the US$500 10-year notes issue) in the table above represent the principal amounts to be repaid and differ from the carrying values presented in the statement of financial position due to the unwinding of transaction costs capitalised at inception.

[4]	AU$ borrowings – Spot Bank Bill Swap Bid Rate (BBSY) (one month fix) rate adjusted by specific facility agreement: 0.06% (2019: 0.92%).
[5]

Although environmental rehabilitation costs do not meet the definition of a financial liability, the Group included the gross closure cost estimate in the undiscounted cash flows as it represents a future cash outflow (refer to note 25.1). In South Africa and Ghana, US$79.3 million (2019: US$69.5 million) of the environmental rehabilitation costs is funded through the environmental trust funds.

AFR-203

Gold Fields Annual Financial Report including Governance Report	2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

for the year ended 31 December 2020

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

The following table summarises the (loss)/gain on financial instruments recognised in profit or loss for the derivative financial instruments entered into by Gold Fields:

	United States Dollar

Figures in millions unless otherwise stated	2020	2019	2018

South Deep gold hedge	(84.7)	(25.8)	(3.2)

Ghana gold hedge	(78.1)	(36.6)	22.0

Ghana oil hedge	(16.9)	2.5	1.5

Peru copper hedge	(14.0)	–	9.2

Australia gold hedge	(129.6)	(178.8)	(4.6)

Australia oil hedge	(8.9)	2.3	1.4

Australia foreign currency hedge	(0.3)	(7.2)	(9.1)

Salares Norte foreign currency hedge	91.2	–	–

Maverix warrants – gain on fair value	1.3	4.2	3.8

Gain on fair value on disposal of Maverix	–	2.5	–

Other	1.1	(1.1)	–

(Loss)/gain on financial instruments	(238.9)	(238.0)	21.0

Comprised of:

Unrealised gain/(loss) and prior year mark-to-market reversal on derivative contracts	176.4	(112.6)	(36.6)

Realised (loss)/gain on derivative contracts	(416.6)	(132.1)	53.8

Maverix warrants – gain on fair value	1.3	4.2	3.8

Gain on fair value on disposal of Maverix	–	2.5	–

(Loss)/gain on financial instruments	(238.9)	(238.0)	21.0

Foreign currency sensitivity

General and policy

In the ordinary course of business, Gold Fields enters into transactions, such as gold sales, denominated in foreign currencies, primarily US Dollars. In addition, Gold Fields has investments and indebtedness in US Dollars, South African Rands and Australian Dollars.

Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.

Gold Fields’ revenues and costs are very sensitive to the Australian Dollar/US Dollar and South African Rand/US Dollar exchange rates because revenues are generated using a gold price denominated in US Dollars, while costs of the Australian and South African operations are incurred principally in Australian Dollar and South African Rand, respectively. Depreciation of the Australian Dollar and/or South African Rand against the US Dollar reduces Gold Fields’ average costs when they are translated into US Dollars, thereby increasing the operating margin of the Australian and/or South African operations. Conversely, appreciation of the Australian Dollar and/or South African Rand results in Australian and/or South African operating costs increasing when translated into US Dollars, resulting in lower operating margins. The impact on profitability of changes in the value of the Australian Dollar and South African Rand against the US Dollar could be substantial.

A portion of the Salares Norte project’s capital expenditure is denominated in Chilean pesos. Depreciation or appreciation of the Chilean peso against the US dollar will decrease or increase their capital expenditure when translating into US Dollars. In 2020, Gold Fields entered into a foreign currency hedge to mitigate the full exchange rate exposure.

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

Currency risk only exists on account of financial instruments being denominated in a currency that is not the functional currency and being of a monetary nature. The Group had no significant exposure to currency risk relating to financial instruments at 31 December 2020. Differences resulting from the translation of financial statements into the Group’s presentation currency are not taken into account.

AFR-204

Gold Fields Annual Financial Report including Governance Report	2020

38.	RISK MANAGEMENT ACTIVITIES (continued)

Foreign currency hedging experience

Salares Norte

In March 2020, a total notional amount of US$544.5 million was hedged at a rate of CLP/US$836.45 for the period July 2020 to December 2022.

At 31 December 2020, the mark-to-market value on the hedge was a positive US$86.0 million (2019: US$nil) with a realised gain of US$5.2 million (2019: US$nil) and an unrealised gain of US$86.0 million (2019: US$nil) for the year ended 31 December 2020.

Australia

In May 2018, the Australian operations entered into Australian Dollar/US Dollar average rate forwards for a total notional US$96.0 million for the period January 2019 to December 2019 at an average strike price of A$/US$ 0.7517.

In June 2018, further hedges were taken out for a total notional US$60.0 million for the same period January 2019 to December 2019 at an average strike price of A$/US$ 0.7330.

In September 2018, further hedges were taken out for a total notional US$100 million for the same period January 2019 to December 2019 at an average strike price of A$/US$ 0.7182.

In October 2018, further hedges were taken out for the period January 2019 to December 2019 for a notional US$60 million at an average strike price of A$/US$ 0.7075.

In December 2018, further hedges were taken out for the period January 2019 to December 2019 for a notional US$50 million at an average strike price of A$/US$ 0.715.

At 31 December 2020, the mark-to-market value on the hedges was A$nil (US$nil) (2019: negative A$0.4 million (US$0.3 million)) with a realised loss of A$0.4 million (US$0.3 million) (2019: A$22.3 million (US$15.5 million)), partially offset by an unrealised gain of A$nil (US$nil) (2019: A$11.9 million (US$8.3 million) for the year ended 31 December 2020.

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

In March 2018, the Australian operations entered into zero cost collars for the period April 2018 to December 2018 for a total of 452,800 ounces of gold. The average strike prices are A$1,703 per ounce on the floor and US$1,767 per ounce on the cap.

In December 2018, additional Asian swaps were entered into for the period January 2019 to December 2019 for a notional 283,000 ounces of gold at an average strike price of A$1,751 per ounce.

AFR-205

Gold Fields Annual Financial Report including Governance Report	2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

for the year ended 31 December 2020

38.	RISK MANAGEMENT ACTIVITIES (continued)

Commodity price hedging experience (continued)

In December 2018, additional zero cost collars were executed for the period January 2019 to December 2019 for a notional 173,000 ounces of gold with a strike price on the floor at A$1,720 per ounce and the strike price on the cap at A$1,789 per ounce.

In January 2019, zero cost collars were executed for the period January 2019 to December 2019 for a notional 456,000 ounces of gold with a strike price on the floor at A$1,800 per ounce and the strike price on the cap at A$1,869 per ounce.

In June 2019, a total of 480,000 ounces of the expected production for 2020 for the Australian region was hedged for the period January 2020 to December 2020 using cash-settled zero cost collars (270,000 ounces) and average rate forwards (210,000 ounces). The average strike prices are A$1,933 per ounce on the floor and A$2,014 on the cap. The average strike price on the forwards is A$1,957 per ounce.

In the first six months of 2020, 400,000 ounces of the expected production for 2021 was hedged for the period January 2021 to December 2021 using bought puts. Between July and October 2020, an additional 600,000 ounces of the expected production for 2021 was hedged for the period January 2021 to December 2021 using bought puts. The average strike price of the total 1,000,000 ounces hedged is A$2,190 per ounce.

At 31 December 2020, the mark-to-market value on the hedges was positive A$35.5 million (US$27.3 million) (2019: negative A$111.5 million (US$78.3 million)) with a realised loss of A$292.2 million (US$201.4 million) (2019: A$163.0 million (US$113.4 million)), partially offset by an unrealised gain and prior year mark-to-market reversals of A$104.0 million (US$71.8 million) (2019: unrealised loss of A$93.4 million (US$65.4 million)) for the year ended 31 December 2020.

Peru

In November 2017, zero-cost collars were entered into for the period January 2018 to December 2018. A total volume of 29,400 tonnes was hedged, at an average floor price of US$6,600 per tonne and an average cap price of US$7,431 per tonne.

In October and November 2020, a total of 24,000 metric tonnes of copper were hedged using cash-settled zero cost collars. The hedges are for the period January 2021 to December 2021 and represent the total planned production for 2021. The average strike price is US$6,525 per metric tonnes on the floor and US$7,382 per metric tonnes on the cap.

At 31 December 2020 the mark-to-market valuation of the hedge was a negative US$14.0 million (2019: US$nil), with a realised gain of US$nil (2019: US$1.2 million), offset by an unrealised loss of US$14.0 million (2019 US$1.2 million).

South Africa

Between October 2018 and January 2019, South Deep entered into cash-settled average rate forwards for a total of 112,613 ounces for the period June 2019 to December 2019 at an average strike rate of R617,000 per kilogram.

In June 2019, a total of 200,000 ounces of the expected production for 2020 for South Deep was hedged for the period January 2020 to December 2020 using cash-settled zero cost collars (100,000 ounces) and average rate forwards (100,000 ounces). The average strike price is R660,000 per kilogram on the floor and R727,000 per kilogram on the cap. The average strike price is R681,400 per kilogram on the forwards.

At 31 December 2020, the mark-to-market value on the hedge was Rnil (US$nil) (2019: R176.0 million (US$12.6 million) as all instruments had matured with a realised loss of R1,562.6 million (US$95.4 million) (2019: R219.8 million (US$15.2 million), partially offset by an unrealised gain and prior year mark-to-market reversals of R176.0 million (US$10.7 million) (2019: unrealised loss of R152.7 million (US$10.6 million)) for the year ended 31 December 2020.

Ghana

In January 2018 and April 2018, a total of 488,900 ounces of the expected production for the Ghanaian region was hedged for the period January 2018 to December 2018 using zero-cost collars. The average strike prices are US$1,300 per ounce on the floor and US$1,418 per ounce on the cap.

In June 2019, a total of 275,000 ounces of the expected production for 2020 for the Ghanaian region was hedged for the period January 2020 to December 2020 using cash-settled zero-cost collars (175,000 ounces) and average rate forwards (100,000 ounces). The average strike prices are US$1,364 per ounce on the floor and US$1,449 per ounce on the cap. The average strike price on the forwards is US$1,382 per ounce.

Subsequent to 30 June 2019, 100,000 ounces of the expected production for the Ghanaian region was hedged for the period January 2020 to December 2020 using cash-settled zero cost collars. The average strike prices are US$1,400 per ounce on the floor and US$1,557 per ounce on the cap.

At 31 December 2020, the mark-to market value on the hedge was US$nil (2019: negative US$36.4 million) as all the instruments matured, with a realised loss of US$114.5 million (2019: a realised gain of US$2.3 million), partially offset by an unrealised gain and prior year mark-to-market reversals of US$36.4 million (2019: an unrealised loss of US$38.9 million) for the year ended 31 December 2020.

AFR-206

Gold Fields Annual Financial Report including Governance Report	2020

38.	RISK MANAGEMENT ACTIVITIES (continued)

Commodity price hedging experience (continued)

Oil

Australia

In May 2017 and June 2017, the Australian operations entered into fixed price Singapore 10ppm Gasoil cash-settled swap transactions for a total of 77.5 million litres of diesel for the period June 2017 to December 2019. The average swap price is US$61.2 per barrel. At the time of the transactions, the average Brent swap equivalent over the tenor was US$49.9 per barrel.

In June 2019 fixed price Singapore 10ppm Gasoil cash-settled swap transactions were entered into for a total of 75.0 million litres of diesel for the period January 2020 to December 2022 based on 50 per cent of usage over the specified period. The average swap price is US$74.0 per barrel. At the time of the transactions, the average Brent swap equivalent over the tenor was US$57.4 per barrel.

At 31 December 2020, the mark-to-market value on the hedge was a negative A$6.6 million (US$5.1 million) (2019: a positive A$1.4 million (US$1.0 million)) with a realised loss of A$4.9 million (US$3.4 million) (2019: a realised gain of A$4.5 million (US$3.1 million)) and an unrealised loss of A$8.0 million (A$5.5 million) (2019: A$1.1 million (US$0.8 million)) for the year ended 31 December 2020.

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

In June 2019 fixed price ICE Gasoil cash-settled swap transactions were entered into for a total of 123.2 million litres of diesel for the period January 2020 to December 2022 based on 50 per cent of usage over the specified period. The average swap price is US$575 per metric tonne (equivalent to US$75.8 per barrel). At the time of the transactions, the average Brent swap equivalent over the tenor was US$59.2 per barrel.

At 31 December 2020, the mark-to-market value on the hedge was a negative US$10.0 million (2019: a positive US$0.1 million) with a realised a realised loss of R6.8 million (2019: a gain of US$5.4 million) and an unrealised loss of US$10.1 million (2019: US$2.9 million).

The gains and losses on the above hedges were recognised in profit or loss and are included in the gain on financial instruments line item. The Group has not designated the instruments for hedge accounting.

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

The amounts generated from the sensitivity analysis on the next page are forward-looking estimates of market risks assuming certain adverse or favourable market conditions occur. Actual results in the future may differ materially from those projected results and therefore should not be considered a projection of likely future events and gains/losses.

AFR-207

Gold Fields Annual Financial Report including Governance Report	2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

for the year ended 31 December 2020

38.	RISK MANAGEMENT ACTIVITIES (continued)

Commodity price hedging experience (continued)

Commodity price hedging sensitivity

The tables below summarise the effect of a change in the loss on financial instruments on the Group’s profit or loss in case of changes in the key inputs used to value the gold derivative contracts. The first analysis is based on the assumption that the gold forward prices have increased/decreased with all other variables held constant. The second analysis is based on the assumption that the interest rates increased/decreased with all other variables held constant.

	United States Dollar

Sensitivity to gold forward prices Figures in millions unless otherwise stated	(Decrease)/increase in gold forward prices
	(US$150)	(US$100)	(US$50)	US$50	US$100	US$150

2020

(Increase)/decrease in loss on financial instruments	35.4	20.1	8.6	(6.5)	(11.4)	(15.0)

2019

(Increase)/decrease in loss on financial instruments	120.8	85.7	45.4	(48.7)	(99.4)	(151.1)

	United States Dollar

Sensitivity to interest rates[1] Figures in millions unless otherwise stated	(Decrease)/increase in interest rates
	(1.5% )	(1.0% )	(0.5% )	0.5%	1.0%	1.5%

2020

(Increase)/decrease in loss on financial instruments	(5.2)	(2.9)	(0.8)	3.0	4.8	6.4

2019

(Increase)/decrease in loss on financial instruments	5.9	4.0	2.0	(2.1)	(4.2)	(6.3)

[1]

In determining the interest rate sensitivity of the AUD XAU Puts only the impact of the specified interest rate change on the risk-free interest rate as used in the Black-Scholes Option pricing was considered.

Foreign currency hedging sensitivity

The tables below summarise the effect of a change in the loss on financial instruments on the Group’s profit or loss in case of changes in the key inputs used to value the Salares Norte foreign currency contracts. The first analysis is based on the assumption that the Chilean Peso exchange rates have increased/decreased with all other variables held constant. The second analysis is based on the assumption that the interest rates increased/decreased with all other variables held constant.

	United States Dollar

Sensitivity to exchange rate Figures in millions unless otherwise stated	(Decrease)/increase in Chilean peso exchange rate
	(15.0%	)	(10.0%	)	(5.0%	)	5.0%	10.0%	15.0%

2020

(Increase)/decrease in loss on financial instruments	74.2		49.5		24.7		(24.7)	(49.5)	(74.2)

	United States Dollar

Sensitivity to interest rates Figures in millions unless otherwise stated	(Decrease)/increase in interest rates
	(1.5%	)	(1.0%	)	(0.5%	)	0.5%	1.0%	1.5%

2020

(Increase)/decrease in loss on financial instruments	(7.3)		(4.8)		(2.4)		2.4	4.8	7.1

AFR-208

Gold Fields Annual Financial Report including Governance Report	2020

38.	RISK MANAGEMENT ACTIVITIES (continued)

Equity securities price risk

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

The table below summarises the impact of increases/decreases of the equity prices of listed investments at fair value through OCI on the Group’s shareholders’ equity. The analysis is based on the assumption that the share prices quoted on the exchange have increased/decreased with all other variables held constant and the Group’s investments moved according to the historical correlation with the index.

	United States Dollar

Sensitivity to equity security price Figures in millions unless otherwise stated	(Decrease)/increase in equity price
	(10.0%)	(5.0%)	5.0%	10.0%

2020

(Decrease)/increase in OCI[1]	(4.2)	(2.1)	2.1	4.2

2019

(Decrease)/increase in OCI[1]	(4.8)	(2.4)	2.4	4.8

[1]	Spot rate: R14.69 = US$1.00 (2019: R14.00 = US$1.00).

Preference shares price risk

The Group is exposed to preference shares price risk because of the Asanko preference shares which are designated at fair value through OCI. The fair value of the redeemable preference shares is based on the expected cash flows of the Asanko Gold Mine based on the life-of-mine model. Refer to note 17 for further details.

The tables below summarise the impact of increases/decreases on the Group’s shareholders’ equity in case of changes in the key inputs used to value the preference shares. The first analysis is based on the assumption that the market related discount rate have increased/decreased with all other variables held constant. The second analysis is based on the assumption that the timing of the cash flows used in the life-of-mine model increased/decreased with all other variables held constant.

	United States Dollar

Sensitivity to preference share price risk Figures in millions unless otherwise stated	(Decrease)/increase in discount rate
	(1.0%	)	(2.0%	)	2.0%	1.0%

2020

Increase/(decrease) in OCI	4.1		8.4		(7.4)	(3.8)

2019

Increase/(decrease) in OCI	3.7		7.6		(6.7)	(3.4)

	United States Dollar

Sensitivity to preference share price risk Figures in millions unless otherwise stated	(Decrease)/increase in timing of cash flows
	1 year earlier	1 year later

2020

Increase/(decrease) in OCI	6.4	(7.2)

2019

Increase/(decrease) in OCI	4.9	(7.5)

AFR-209

Gold Fields Annual Financial Report including Governance Report	2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

for the year ended 31 December 2020

38.	RISK MANAGEMENT ACTIVITIES (continued)

Interest rate sensitivity

General

As Gold Fields has no significant interest-bearing assets, the Group’s income and operating cash flows are substantially independent of changes in market interest rates. Gold Fields’ interest rate risk arises from borrowings.

As of 31 December 2020, Gold Fields’ borrowings amounted to US$1,526.9 million (2019: US$1,845.8 million). Gold Fields generally does not undertake any specific action to cover its exposure to interest rate risk, although it may do so in specific circumstances.

LIBOR developments

Developments in respect of the proposed reform/cessation of US dollar LIBOR and the impact thereof on our LIBOR linked borrowing facilities are actively monitored. Changes to the interest rate benchmark will be considered in conjunction with the surrounding facts and circumstances at the time and appropriate changes and resetting/ replacement of rates with counterparties will be negotiated and agreed. Gold Fields does not believe that LIBOR reform will have a material impact on the Group’s finance cost.

Interest rate sensitivity analysis

The portion of Gold Fields’ interest-bearing borrowings at year-end that is exposed to interest rate fluctuations is US$533.5 million (2019: US$252.0 million). These borrowings are normally rolled for periods between one and three months and are therefore exposed to the rate changes in this period. The remainder of the borrowings bear interest at a fixed rate.

US$333.5 million (2019: US$83.5 million) of the total borrowings at reporting date is exposed to changes in the LIBOR rate and US$200.0 million (2019: US$168.5 million) is exposed to the BBSY rate. The relevant interest rates for each facility are described in note 24.

Interest rate sensitivity analysis

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

	United States Dollar

Sensitivity to interest rates Figures in millions unless otherwise stated	Change in interest expense for a nominal change in interest rates
	(1.5% )	(1.0% )	(0.5% )	0.5%	1.0%	1.5%

2020

Sensitivity to LIBOR interest rates	(1.5)	(1.0)	(0.5)	0.5	1.0	1.5

Sensitivity to BBSY interest rates[1]	(2.1)	(1.4)	(0.7)	0.7	1.4	2.1

Sensitivity to JIBAR and prime interest rates[2]	–	–	–	–	–	–

Change in finance expense	(3.6)	(2.4)	(1.2)	1.2	2.4	3.6

2019

Sensitivity to LIBOR interest rates	(5.1)	(3.4)	(1.7)	1.7	3.4	5.1

Sensitivity to BBSY interest rates[1]	(0.7)	(0.4)	(0.2)	0.2	0.4	0.7

Sensitivity to JIBAR and prime interest rates[2]	(0.8)	(0.5)	(0.3)	0.3	0.5	0.8

Change in finance expense	(6.6)	(4.3)	(2.2)	2.2	4.3	6.6

1   Average rate: A$0.69= US$1.00 (2019: A$0.70 = US$1.00).

2   Average rate: R16.38 = US$1.00 (2019: R14.46 = US$1.00)

AFR-210

Gold Fields Annual Financial Report including Governance Report	2020

39.	CAPITAL MANAGEMENT

The primary objective of managing the Group’s capital is to ensure that there is sufficient capital available to support the funding requirements of the Group, including capital expenditure, in a way that:

●  optimises the cost of capital

●  maximises shareholders’ returns, and

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

The Group monitors capital using the ratio of net debt to adjusted EBITDA. Adjusted EBITDA is defined as profit or loss for the year adjusted for interest, taxation, amortisation and depreciation and certain other costs. For external borrowings, the definition of adjusted EBITDA is as defined in the US$1,200 million term loan and revolving credit facilities agreement. Net debt is defined as total borrowing plus lease liabilities less cash and cash equivalents. The Group’s long-term target is a ratio of net debt to adjusted EBITDA of one times or lower. The bank covenants on external borrowings entered into after 1 January 2019 require a net debt to adjusted EBITDA ratio of 3.5 or below and the ratio is measured based on amounts in United States Dollar.

		United States Dollar

Figures in millions unless otherwise stated	Notes	2020	2019

Total borrowings	24	1,526.9	1,845.8

Add: Lease liability		429.0	332.9

Less: Cash and cash equivalents	21	886.8	515.0

Net debt		1,069.1	1,663.7

Adjusted EBITDA		1,910.2	1,290.2

Net debt to adjusted EBITDA ratio		0.56	1.29

Reconciliation of profit for the year to adjusted EBITDA:

Profit for the year		745.4	174.7

Mining and income taxation		432.5	175.6

Royalties		105.0	73.7

Finance expense		126.7	102.2

Investment income		(8.7)	(7.3)

Loss on financial instruments		238.9	238.0

Foreign exchange (gain)/loss		(8.6)	5.2

Amortisation and depreciation	2	661.3	610.0

Share-based payments		14.5	20.5

Long-term incentive plan		51.3	9.1

Restructuring costs		2.0	0.6

Silicosis settlement costs		0.3	(1.6)

Impairment, net of reversal of impairment of investments and assets		(50.6)	9.8

Loss/(profit) on disposal of assets		0.2	(1.2)

Share of results of equity-accounted investees, net of taxation		2.6	(3.1)

Rehabilitation expense	8	1.5	13.4

Realised loss on derivative contracts		(416.6)	(132.1)

Tarkwa expected credit loss		29.0	–

Salares VAT		(23.9)	–

Other		7.4	2.7

Adjusted EBITDA		1,910.2	1,290.2

AFR-211

Gold Fields Annual Financial Report including Governance Report	2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

for the year ended 31 December 2020

40.	RELATED PARTIES

(a)	Subsidiaries, associates and joint ventures

The subsidiaries, associates and joint ventures of the Company are disclosed in note 42.

All transactions and balances with these related parties have been eliminated in accordance with and to the extent required by IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements and IAS 28 Investments in Associates and Joint Ventures.

(b)	Key management remuneration

Key management personnel include Executive Directors and prescribed officers (“Executive Committee”). The total key management remuneration amounted to US$23.6 million (2019: US$21.3 million) for 2020.

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

At 31 December 2020, the Executive Committee and Non-executive Directors’ beneficial interest in the issued and listed stated capital of the Company was 0.3% (2019: 0.1% and 2018: 0.1%). No one Director’s interest individually exceeds 1% of the issued stated capital or voting control of the Company.

Non-executive Directors (“NEDs”)

NEDs’ fees reflect their services as Directors and services on various subcommittees on which they serve.

NEDs do not participate in any of the short- or long-term incentive plans and there are no arrangements in place for compensation to be awarded in the case of loss of office.

The Remuneration Committee seeks to align NEDs’ fees to the median of an appropriate peer group and reviews fee structures for NEDs on an annual basis. Approval is sought from shareholders after recommendation by the Board at the Annual General Meeting.

The following table summarises the remuneration for NEDs for the years ended 31 December 2020 and 2019:

	Directors’ fees US$’000	Board fees Committee fees US$’000	Total US$’000

C Carolus	194.9	–	194.9

R Menell	126.9	–	126.9

Y Suleman	63.4	64.3	127.7

P Bacchus	80.4	84.2	164.6

S Reid[1]	80.4	56.4	136.8

T Goodlace	63.4	44.1	107.5

A Andani[2]	80.4	42.0	122.4

C Letton	80.4	68.0	148.4

P Mahanyele	63.4	27.7	91.1

Total – 2020	833.6	386.7	1,220.3

C Carolus	215.8	–	215.8

R Menell	140.5	–	140.5

Y Suleman	70.8	65.7	136.5

P Bacchus	79.3	72.9	152.2

S Reid[1]	79.3	62.9	142.2

T Goodlace	70.8	35.8	106.6

A Andani[2]	79.3	46.0	125.3

C Letton	79.3	51.6	130.9

P Mahanyele	70.8	30.0	100.8

Total – 2019	885.9	364.9	1,250.8

[1]

Steven Reid is a director of Gold Fields Netherlands Services BV and Gold Fields Orogen Holdings (BVI) Limited. He received US$34,960 (2019: US$14,351 earned effectively 1 August 2019) for duties performed on behalf of these entities.

[2]	Alhassan Andani is a director of GF Ghana Limited and Abosso Goldfields Limited. He received US$69,682 (2019: US$70,021) for duties performed on behalf of these entities.

AFR-212

Gold Fields Annual Financial Report including Governance Report	2020

40.	RELATED PARTIES (continued)

Executive Committee

The following table summarises the remuneration for Executive Directors and prescribed officers for the years ended 31 December 2020 and 2019:

	Salary US$’000	[1]	Pension fund contribution US$’000	Cash incentive US$’000	[2]	Other US$’000	[3]	Share- based payment expense US$’000	[4]	Total US$’000

Executive Directors

N Holland	1,174.2		21.7	904.3		3.1		1,976.1		4,079.4

P Schmidt	574.3		42.6	446.6		1.7		1,690.2		2,755.4

	1,748.5		64.3	1,350.9		4.8		3,666.3		6,834.8

Prescribed officers

L Rivera[5]	708.6		130.4	–		389.4		1,147.1		2,375.5

A Baku[6]	859.3		197.7	564.1		184.3		1,635.9		3,441.3

R Butcher	382.8		38.3	235.4		–		559.4		1,215.9

N Chohan	318.7		27.0	227.4		1.8		823.0		1,397.9

B Mattison	416.8		22.2	281.1		0.1		1,150.0		1,870.2

T Harmse[7]	327.5		23.1	224.7		53.0		856.6		1,484.9

A Nagaser	229.5		23.8	158.1		0.4		526.2		938.0

S Mathews[8]	493.6		56.9	333.6		25.1		906.1		1,815.3

M Preece[9]	475.4		23.2	302.6		2.9		508.4		1,312.5

R Bardien[10]	279.0		23.6	117.6		–		539.8		960.0

	4,491.2		566.2	2,444.6		657.0		8,652.5		16,811.5

Total – 2020	6,239.7		630.5	3,795.5		661.8		12,318.8		23,646.3

Executive Directors

N Holland	1,226.8		24.2	913.4		0.1		1,936.5		4,101.0

P Schmidt	608.3		46.1	499.4		1.9		1,331.7		2,487.4

	1,835.1		70.3	1,412.8		2.0		3,268.2		6,588.4

Prescribed officers

L Rivera[5]	553.5		58.5	142.6		241.8		780.9		1,777.3

A Baku[6]	839.7		193.1	533.3		103.8		1,573.1		3,243.0

R Butcher	363.4		36.3	218.0		–		501.1		1,118.8

N Chohan	352.8		24.2	242.0		1.6		649.7		1,270.3

B Mattison	441.4		24.2	298.6		–		969.8		1,734.0

T Harmse	354.3		25.1	243.5		5.4		680.5		1,308.8

A Nagaser	234.2		24.6	160.1		1.9		405.2		826.0

S Mathews[8]	472.1		54.5	311.6		7.3		697.0		1,542.5

M Preece[9]	514.3		25.1	271.8		–		362.7		1,173.9

R Bardien[10]	285.0		24.2	116.9		–		268.4		694.5

	4,410.7		489.8	2,538.4		361.8		6,888.4		14,689.1

Total – 2019	6,245.8		560.1	3,951.2		363.8		10,156.6		21,277.5

[1]

The total US$ amounts paid for 2020 and included in salary were as follows: NJ Holland US$424,550 (2019: US$416,670), P Schmidt US$129,600 (2019: US$127,190) and B Mattison US$92,100 (2019: US$90,370).

[2]	The annual bonuses for the year ended 31 December 2019 and 31 December 2020 were paid in February/March 2020 and February/March 2021, respectively.

[3]	Other payments include business related reimbursements and incidental payments unless otherwise stated.

[4]	The share-based payment expense is calculated in terms of IFRS and are not the cash amounts paid.

[5]	Other payments for other payments for 2019 and 2020 include advance payment of portion of estimated Utilidades. Benefit includes use of a company-owned vehicle.

[6]	Other payments for 2019 relate to leave encashment and for 2020 approved profit share bonus, leave encashment and leave travel allowances. Benefit includes use of a company-owned vehicle.

[7]	Other payments for 2020 relate to an approved bonus for handover to the newly appointed Company Secretary, for her role as acting Company Secretary.

[8]	Other payments for 2019 and 2020 relate to bonus payment for most improved and best operation bonus scheme. May avail of company-provided local transportation at operations, on non-exclusive basis.

[9]	M Preece may avail of company-provided local transportation at operations, on a non-exclusive basis.

[10]

Elected prior to the determination of the annual performance bonus for 2019 and 2020, in line with the rules of the MSR policy, to defer 40% of her 2019 cash bonus (US$77,955) and 2020 cash bonus (US$78,398) into Restricted Shares. Prior to such election her full calculated annual performance bonus for 2019 was US$194,888 and for 2020 was US$195,995.

AFR-213

Gold Fields Annual Financial Report including Governance Report	2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended 31 December 2020

41.	SEGMENT REPORT

  Financial summary

	South Africa		Ghana			Peru		Australia

Figures in millions unless otherwise stated	South Deep [1]	Tarkwa	Damang	Asanko[2]	Total Ghana	Cerro Corona	St Ives	Agnew	Granny Smith	Gruyere	Total Australia	Corporate and other [3]	Group including Asanko proportionately consolidated	Group including Asanko equity accounted

INCOME STATEMENT
for the year ended 31 December 2020
Revenue	400.1	927.7	400.8	188.2	1,516.7	368.8 [7]	691.4	411.5	466.4	225.4	1,794.7	–	4,080.3	3,892.1
Cost of sales	(258.1)	(465.1)	(247.5)	(117.0)	(829.6)	(232.0)	(347.5)	(228.3)	(228.3)	(131.6)	(935.9)	(11.9)	(2,267.4)	(2,150.4)
Cost of sales before gold inventory change and amortisation and depreciation	(227.2)	(294.5)	(233.1)	(107.1)	(634.7)	(158.3)	(240.7)	(157.3)	(170.2)	(73.4)	(641.6)	0.1	(1,661.7)	(1,554.6)
Gold inventory change	(1.8)	(2.4)	61.2	13.0	71.8	3.9	6.6	(5.4)	3.1	0.3	4.5	–	78.5	65.5
Amortisation and depreciation	(29.1)	(168.2)	(75.6)	(22.9)	(266.7)	(77.6)	(113.4)	(65.6)	(61.2)	(58.5)	(298.8)	(12.0)	(684.2)	(661.3)
Other costs	(1.5)	(1.7)	(2.7)	(2.3)	(6.7)	(4.8)	(3.3)	(1.7)	(2.6)	(0.1)	(7.8)	13.0 [4]	(67.2)	(5.5)
Investment income	1.7	9.6	0.8	–	10.4	–	0.2	0.1	0.1	–	0.4	(3.8)	8.7	8.7
Finance expense	(2.0)	(14.7)	(11.7)	–	(26.4)	(5.6)	(1.7)	(5.1)	(2.4)	(10.0)	(19.2)	(73.5)	(126.7)	(126.7)
Loss on financial instruments	(84.7)	(67.2)	(26.7)	–	(93.9)	(14.0)	(80.1)	(48.0)	(51.6)	(25.4)	(205.1)	158.8	(238.9)	(238.9)
Share-based payments	0.6	(2.9)	–	–	(2.9)	(1.5)	(0.8)	(0.6)	(0.8)	(0.6)	(2.8)	(7.9)	(14.5)	(14.5)
Long-term incentive plan	(5.0)	(8.1)	(3.1)	–	(11.2)	(5.3)	(6.0)	(4.1)	(4.6)	(1.5)	(16.2)	(13.6)	(51.3)	(51.3)
Exploration expense	–	–	–	–	–	(1.4)	(7.5)	(2.0)	(6.2)	(1.2)	(16.9)	(31.4)	(49.7)	(49.7)
Restructuring costs	–	(1.2)	–	–	(1.2)	–	(0.8)	–	–	–	(0.8)	–	(2.0)	(2.0)
Tarkwa ECL	–	(29.0)	–	–	(29.0)	–	–	–	–	–	–	–	(29.0)	(29.0)
Silicosis settlement costs	–	–	–	–	–	–	–	–	–	–	–	(0.3)	(0.3)	(0.3)
Impairment and reversal of impairment of investments and assets, net	–	–	(9.8)	–	(9.8)	(1.9)	–	–	–	–	–	62.3	50.6	50.6
Profit/(loss) on disposal of assets	0.1	–	–	–	–	–	–	0.2	(0.5)	–	(0.3)	–	(0.2)	(0.2)
Royalties	(2.0)	(37.1)	(16.0)	(9.4)	(62.5)	(5.6)	–[5]	–[5]	–[5]	–[5]	(44.3)	–	(114.4)	(105.0)
Mining and income tax	(13.9)	(136.8)	(38.9)	–	(175.7)	(42.8)	–[5]	–[5]	–[5]	–[5]	(164.7)	(35.4)	(432.5)	(432.5)
Current taxation	–	(129.6)	–	–	(129.6)	(52.2)	–[5]	–[5]	–[5]	–[5]	(166.0)	(18.7)	(366.5)	(366.5)
Deferred taxation	(13.9)	(7.2)	(38.9)	–	(46.1)	9.4	–[5]	–[5]	–[5]	–[5]	1.3	(16.7)	(66.0)	(66.0)
Profit for the year	35.3	173.5	45.2	59.4	278.1	53.9	–[5]	–[5]	–[5]	–[5]	381.2	56.3	745.4	745.4
Profit attributable to:
– Owners of the parent	35.0	156.2	40.7	59.4	256.3	53.6	–[5]	–[5]	–[5]	–[5]	381.2	56.3	723.0	723.0
– Non-controlling interest holders	0.3	17.3	4.5	–	21.8	0.3	–[5]	–[5]	–[5]	–[5]	–	–	22.4	22.4
STATEMENT OF FINANCIAL POSITION
at 31 December 2020
Total assets (excluding deferred taxation)	881.2	2,035.1	534.0	– [2]	2,569.1	771.8	802.5	755.4	367.6	682.7	2,608.2	402.5	7,232.8	7,232.8
Total liabilities (excluding deferred taxation)	1,287.2	359.7	375.6	– [2]	735.3	318.1	171.9	173.4	222.4	583.5	1,151.2	(347.0)	3,144.7	3,144.7
Net deferred taxation (assets)/liabilities	(176.0)	248.9	38.8	– [2]	287.7	57.0	–[5]	–[5]	–[5]	–[5]	124.1	(32.8)	259.9	259.9
Capital expenditure[6]	49.1	147.2	19.9	31.2	198.3	49.9	73.5	51.9	66.4	28.0	219.8	97.8	614.9	583.7

The above is a geographical analysis presented by location of assets.

The Group’s operations are primarily involved in gold mining, exploration and related activities. Activities are conducted and investments held both inside and outside South Africa. The segment results have been prepared and presented based on management’s reporting format. Gold mining operations are managed and internally reported based on the following geographical areas: in South Africa, South Deep mine, in Ghana, Tarkwa, Damang and Asanko mines, in Australia, St Ives, Agnew, Granny Smith and Gruyere and in Peru, the Cerro Corona mine. The Group also has exploration interests which are included in the “Corporate and other” segment. Refer to accounting policies on segment reporting on page 155.

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

[2]	For the purpose of the review of the segment by the CODM, Asanko’s income statement is proportionately consolidated in the Ghana segment. Equity Accounted Joint Venture carried at US$88.9 million.
[3]

“Corporate and other” represents the items to reconcile segment data to consolidated financial statement totals, including the elimination of intercompany transactions and balances as well as the Group’s exploration interests. This does not represent a separate segment as it does not generate revenue. Included in “Corporate and other” is the adjustment made in respect of the purchase price allocation of South Deep.

[4]

Other costs “Corporate and other” comprise share of losses of equity-accounted investees, net of taxation of US$2.6 million, (which include the impairment of mining assets at Asanko Gold Mine of US$49.5 million), Salares VAT income of US$23.9 million (refer note 8 for details), offset by US$8.3 million expenses which consists mainly of corporate related costs.

[5]	The Australian operations are entitled to transfer and off-set profits and losses from one company to another, therefore it is not meaningful to split the royalties, income or deferred taxation.
[6]	Capital expenditure for the year ended 31 December 2020.
[7]	Includes revenue from the sale of copper amounting to US$144.1 million.

AFR-214

Gold Fields Annual Financial Report including Governance Report	2020

41.	SEGMENT REPORT (continued)

Financial summary

	South Africa		Ghana			Peru		Australia

Figures in millions unless otherwise stated	South Deep [1]	Tarkwa	Damang	Asanko[2]	Total Ghana	Cerro Corona	St Ives	Agnew	Granny Smith	Gruyere	Total Australia	Corporate and other [3]	Group including Asanko	Group excluding Asanko

INCOME STATEMENT
for the year ended 31 December 2019
Revenue	314.8	720.4	288.3	153.3	1,162.0	399.0 [7]	505.0	304.6	383.8	51.2	1,244.6	–	3,120.4	2,967.1
Cost of sales	(275.1)	(497.2)	(195.5)	(133.4)	(826.1)	(255.0)	(333.8)	(224.9)	(212.7)	(28.2)	(799.7)	(10.9)	(2,166.9)	(2,033.5)
Cost of sales before gold inventory change and amortisation and depreciation	(245.9)	(329.8)	(150.4)	(88.7)	(568.9)	(168.4)	(231.3)	(164.6)	(157.0)	(19.1)	(572.1)	0.1	(1,555.2)	(1,466.5)
Gold inventory change	3.7	14.4	8.8	(1.7)	21.5	6.0	2.5	2.6	(0.3)	5.4	10.2	–	41.3	43.0
Amortisation and depreciation	(32.9)	(181.8)	(53.9)	(43.0)	(278.7)	(92.6)	(105.0)	(62.9)	(55.4)	(14.5)	(237.8)	(11.0)	(653.0)	(610.0)
Other costs	(3.0)	(12.8)	(14.3)	(8.0)	(35.1)	(4.7)	(5.4)	(0.4)	(7.9)	(0.4)	(14.1)	(20.8)[4]	(77.7)	(69.7)
Investment income	1.0	10.1	–	–	10.1	–	0.4	0.3	0.3	–	1.0	(4.8)	7.3	7.3
Finance expense	(6.6)	(12.9)	(14.3)	–	(27.2)	(7.0)	(2.7)	(2.1)	(2.7)	(3.2)	(10.7)	(50.7)	(102.2)	(102.2)
Loss on financial instruments	(25.8)	(23.8)	(11.3)	–	(35.1)	–	(49.3)	(28.7)	(39.3)	(8.5)	(125.8)	(51.3)	(238.0)	(238.0)
Share-based payments	0.8	(3.4)	(1.8)	–	(5.2)	(1.1)	(1.7)	(1.2)	(1.3)	(0.3)	(4.5)	(10.5)	(20.5)	(20.5)
Long-term incentive plan	(1.0)	(0.7)	(0.3)	–	(1.0)	(0.4)	(0.5)	(0.4)	(0.4)	(0.1)	(1.4)	(5.3)	(9.1)	(9.1)
Exploration expense	–	–	–	–	–	(4.4)	(10.0)	(2.8)	(17.0)	(0.2)	(30.0)	(50.0)	(84.4)	(84.4)
Profit on disposal of Maverix Metals Incorporated	–	–	–	–	–	–	–	–	–	–	–	14.6	14.6	14.6
Restructuring costs	(0.3)	(0.3)	–	–	(0.3)	–	–	–	–	–	–	–	(0.6)	(0.6)
Silicosis settlement costs	–	–	–	–	–	–	–	–	–	–	–	1.6	1.6	1.6
Impairment and reversal of impairment of investments and assets, net	–	–	–	–	–	(0.2)	–	–	–	–	–	(9.6)	(9.8)	(9.8)
Profit/(loss) on disposal of assets	0.7	0.2	0.1	–	0.3	–	(0.4)	0.3	0.3	–	0.2	–	1.2	1.2
Royalties	(1.6)	(25.8)	(10.3)	(7.7)	(43.8)	(5.5)	–[5]	–[5]	–[5]	–[5]	(30.5)	–	(81.4)	(73.7)
Mining and income tax	3.4	(52.4)	(15.1)	0.2	(67.3)	(37.6)	–[5]	–[5]	–[5]	–[5]	(69.9)	(4.0)	(175.4)	(175.6)
Current taxation	–	(72.5)	–	–	(72.5)	(56.3)	–[5]	–[5]	–[5]	–[5]	(55.7)	(6.1)	(190.6)	(190.6)
Deferred taxation	3.4	20.1	(15.1)	0.2	5.2	18.7	–[5]	–[5]	–[5]	–[5]	(14.2)	2.1	15.2	15.0
Profit/(loss) for the year	7.2	101.3	25.5	4.3	131.1	83.1	–[5]	–[5]	–[5]	–[5]	159.3	(201.7)	179.1	174.7
Profit/(loss) attributable to:
– Owners of the parent	7.2	91.2	22.9	4.3	118.4	82.7	–[5]	–[5]	–[5]	–[5]	159.3	(201.7)	166.0	161.6
– Non-controlling interest holders	–	10.1	2.6	–	12.7	0.4	–[5]	–[5]	–[5]	–[5]	–	–	13.1	13.1
STATEMENT OF FINANCIAL POSITION
at 31 December 2019
Total assets (excluding deferred taxation)	875.0	1,773.8	440.5	–[2]	2,214.3	744.4	792.7	567.0	419.2	650.4	2,429.3	32.8	6,295.8	6,295.8
Total liabilities (excluding deferred taxation)	1,357.9	276.9	361.6	–[2]	638.5	232.1	160.1	114.9	122.0	600.8	997.8	(7.3)	3,219.0	3,219.0
Net deferred taxation (assets)/liabilities	(201.0)	241.6	(0.1)	–[2]	241.5	66.4	–[5]	–[5]	–[5]	–[5]	114.7	(53.4)	168.1	168.1
Capital expenditure[6]	33.1	125.5	76.3	26.8	228.6	56.1	98.3	76.1	72.2	72.1	318.7	2.8	639.3	612.5

The above is a geographical analysis presented by location of assets.

The Group’s operations are primarily involved in gold mining, exploration and related activities. Activities are conducted and investments held both inside and outside South Africa. The segment results have been prepared and presented based on management’s reporting format. Gold mining operations are managed and internally reported based on the following geographical areas: in South Africa, South Deep mine, in Ghana, Tarkwa, Damang and Asanko mines, in Australia, St Ives, Agnew, Granny Smith and Gruyere and in Peru, the Cerro Corona mine. The Group also has exploration interests which are included in the “Corporate and other” segment. Refer to accounting policies on segment reporting on page 155.

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

[2]	For the purpose of the review of the segment by the CODM, Asanko’s income statement is proportionately consolidated in the Ghana segment. Equity Accounted Joint Venture carried at US$89.9 million.
[3]

“Corporate and other” represents the items to reconcile segment data to consolidated financial statement totals, including the elimination of intercompany transactions and balances as well as the Group’s exploration interests. This does not represent a separate segment as it does not generate revenue. Included in “Corporate and other” is the adjustment made in respect of the purchase price allocation of South Deep.

[4]

Other costs “Corporate and other” comprise share of profit of equity-accounted investees, net of taxation of US$3.1 million, loss on buy-back of US$1 billion notes of US$5.0 million and the balance of US$18.9 million consists mainly of corporate related costs.

[5]	The Australian operations are entitled to transfer and off-set profits and losses from one company to another, therefore it is not meaningful to split the royalties, income or deferred taxation.
[6]	Capital expenditure for the year ended 31 December 2019.
[7]	Includes revenue from the sale of copper amounting to US$165.1 million.

AFR-215

Gold Fields Annual Financial Report including Governance Report	2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended 31 December 2020

41.	SEGMENT REPORT (continued)

Financial summary

	South Africa		Ghana			Peru		Australia

Figures in millions unless otherwise stated	South Deep [1]	Tarkwa	Damang	Asanko[2]	Total Ghana	Cerro Corona	St Ives	Agnew	Granny Smith	Total Australia	Gruyere	Corporate and other [3]	Group including Asanko	Group excluding Asanko

INCOME STATEMENT
for the year ended 31 December 2018
Revenue	210.1	666.9	229.0	54.9	950.8	351.0 [7]	464.7	301.1	355.0	1,120.8	–	–	2,632.7	2,577.8
Cost of sales	(320.5)	(477.1)	(224.3)	(52.9)	(754.3)	(236.6)	(332.2)	(236.4)	(212.7)	(781.3)	–	(3.1)	(2,095.9)	(2,043.0)
Cost of sales before gold inventory change and amortisation and depreciation	(262.0)	(298.7)	(143.5)	(41.6)	(483.8)	(160.3)	(200.9)	(159.7)	(166.3)	(526.9)	–	0.6	(1,432.4)	(1,390.8)
Gold inventory change	(9.6)	(10.1)	19.1	4.2	13.2	5.5	14.9	(1.7)	(1.8)	11.4	–	–	20.4	16.2
Amortisation and depreciation	(48.9)	(168.3)	(99.9)	(15.5)	(283.7)	(81.8)	(146.2)	(75.0)	(44.6)	(265.8)	–	(3.7)	(683.9)	(668.4)
Other (costs)/income	(6.3)	(0.9)	8.4	(0.3)	7.2	1.5	4.5	9.1	1.1	14.8	(3.5)	(44.5)[4]	(30.8)	(30.5)
Share-based payments	(4.7)	(6.8)	(2.1)	–	(8.9)	(4.3)	(3.5)	(2.6)	(3.1)	(9.2)	–	(10.4)	(37.5)	(37.5)
Long-term incentive plan	0.1	0.4	–	–	0.4	0.4	(0.2)	–	(0.2)	(0.4)	–	(1.6)	(1.1)	(1.1)
Exploration expense	–	–	(0.4)	–	(0.4)	(1.1)	(18.2)	(8.0)	(11.0)	(37.2)	(0.5)	(65.0)	(104.2)	(104.2)
Restructuring costs	(11.2)	(88.8)	(13.9)	–	(102.7)	–	–	–	–	–	–	–	(113.9)	(113.9)
Silicosis settlement costs	–	–	–	–	–	–	–	–	–	–	–	4.5	4.5	4.5
Impairment and reversal of impairment of investments and assets, net	(246.2)	–	–	–	–	(1.9)	–	–	–	–	–	(272.2)	(520.3)	(520.3)
Profit/(loss) on disposal of assets	1.0	(38.0)	–	–	(38.0)	–	(0.3)	(0.1)	–	(0.4)	–	(14.2)	(51.6)	(51.6)
Investment income	0.9	8.3	–	–	8.3	–	0.4	0.2	0.3	0.9	–	(2.3)	7.8	7.8
Finance expense	(9.6)	(4.3)	(9.8)	–	(14.1)	(5.0)	(2.5)	(1.0)	(1.0)	(4.6)	(0.2)	(54.5)	(88.0)	(88.0)
Gain on acquisition of Asanko	–	–	–	–	–	–	–	–	–	–	–	51.8	51.8	51.8
Royalties	(1.0)	(21.2)	(7.3)	(2.8)	(31.3)	(5.1)	–[5]	–[5]	–[5]	(27.9)	–	–	(65.3)	(62.5)
Mining and income tax	162.7	1.8	12.1	–	13.9	(56.4)	–[5]	–[5]	–[5]	(85.3)	1.2	29.8	65.9	65.9
Current taxation	–	(19.6)	–	–	(19.6)	(52.1)	–[5]	–[5]	–[5]	(89.6)	29.5	(13.9)	(145.7)	(145.7)
Deferred taxation	162.7	21.4	12.1	–	33.5	(4.3)	–[5]	–[5]	–[5]	4.3	(28.3)	43.7	211.6	211.6
(Loss)/profit for the year	(224.7)	40.1	(8.3)	(1.1)	30.9	42.6	–[5]	–[5]	–[5]	190.2	(3.0)	(381.8)	(345.9)	(344.8)
(Loss)/profit attributable to:
– Owners of the parent	(224.7)	36.1	(7.5)	(1.1)	27.5	42.4	–[5]	–[5]	–[5]	190.2	–[5]	(381.8)	(349.3)	(348.2)
– Non-controlling interest holders	–	4.0	(0.8)	–	3.2	0.2	–[5]	–[5]	–[5]	–	–[5]	–	3.4	3.4
STATEMENT OF FINANCIAL POSITION
at 31 December 2018
Total assets (excluding deferred taxation)	807.6	1,530.6	159.2	–[2]	1,689.8	707.0	702.4	492.6	306.7	1,501.7	127.2	806.9	5,640.2	5,640.2
Total liabilities (excluding deferred taxation)	1,272.7	116.4	122.7	–[2]	239.1	209.9	135.2	66.5	75.1	276.8	101.6	647.8	2,747,9	2,747,9
Net deferred taxation (assets)/liabilities	(189.0)	261.7	(15.2)	–[2]	246.5	85.1	–[5]	–[5]	–[5]	71.4	30.5	(59.1)	185.4	185.4
Capital expenditure[6]	58.3	156.1	138.5	12.8	307.4	33.2	127.2	72.8	78.8	278.7	134.3	15.1	827.0	814.2

The above is a geographical analysis presented by location of assets.

The Group’s continuing operations are primarily involved in gold mining, exploration and related activities. Activities are conducted and investments held both inside and outside South Africa. The segment results have been prepared and presented based on management’s reporting format. Gold mining operations are managed and internally reported based on the following geographical areas: in South Africa, South Deep mine, in Ghana, Tarkwa and Damang mines, in Australia, St Ives, Agnew, Granny Smith and Gruyere Gold project and in Peru, the Cerro Corona mine. While the Gruyere Gold project does not meet the quantitative criteria for disclosure as a separate segment, it is expected to become a significant contributor to the Group’s performance in future years as the project is being developed. The Group also has exploration interests which are included in the “Corporate and other” segment. Refer to accounting policies on segment reporting on page 155.

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

[2]	For the purpose of the review of the segment by the CODM, Asanko’s income statement is proportionately consolidated in the Ghana segment. Equity accounted joint venture carried at US$85.8 million.
[3]

“Corporate and other” represents the items to reconcile segment data to consolidated financial statement totals, including the elimination of intercompany transactions and balances as well as the Group’s exploration interests. This does not represent a separate segment as it does not generate revenue. Included in “Corporate and other” is the adjustment made in respect of the purchase price allocation of South Deep.

[4]

Other costs “Corporate and other” comprise share of loss of equity-accounted investees, net of taxation of US$13.1 million and the balance of US$31.4 million consists mainly of corporate-related costs.

[5]	The Australian operations are entitled to transfer and off-set profits and losses from one company to another, therefore it is not meaningful to split the royalties, income or deferred taxation.
[6]	Capital expenditure for the year ended 31 December 2018.
[7]	Includes revenue from the sale of copper amounting to US$169.2 million.

AFR-216

Gold Fields Annual Financial Report including Governance Report	2020

42.	MAJOR GROUP INVESTMENTS – DIRECT AND INDIRECT

		Shares held		Group beneficial interest

	Notes	2020	2019	2020	2019

Subsidiaries

Unlisted

Abosso Goldfields Limited[6]

– Class “A” shares	1	49,734,000	49,734,000	90.0%	90.0%

– Class “B” shares	1	4,266,000	4,266,000	90.0%	90.0%

Agnew Gold Mining Company Proprietary Limited	2	54,924,757	54,924,757	100.0%	100.0%

Beatrix Mines Limited[11]	3	–	96,549,020	–	100.0%

Beatrix Mining Ventures Limited[11]	3	–	9,625,001	–	100.0%

Darlot Mining Company (Proprietary) Limited	2	1	1	100.0%	100.0%

Driefontein Consolidated (Proprietary) Limited[11]	3	–	1,000	–	100.0%

GFI Joint Venture Holdings (Proprietary) Limited	3	311,668,564	311,668,564	100.0%	100.0%

GFL Mining Services Limited	3	235,676,387	235,676,387	100.0%	100.0%

Gold Fields Ghana Limited[7]	1	900	900	90.0%	90.0%

Gold Fields Group Services (Proprietary) Limited	3	1	1	100.0%	100.0%

Gold Fields Holdings Company Limited	5	4,084	4,084	100.0%	100.0%

Gold Fields La Cima S.A.[8]	4	1,426,050,205	1,426,050,205	99.5%	99.5%

Gold Fields Operations Limited	3	156,279,947	156,279,947	100.0%	100.0%

Gold Fields Orogen Holding (BVI) Limited	5	356	356	100.0%	100.0%

Gruyere Mining Company (Proprietary Limited)	2	1	1	100.0%	100.0%

GSM Mining Company Proprietary Limited	2	1	1	100.0%	100.0%

Kloof Gold Mining Company Limited[11]	3	–	138,600,000	–	100.0%

Newshelf 899 (Proprietary) Limited	3

– Class “A” shares[9]		90,000,000	90,000,000	100.0%	100.0%

– Class “B” shares[10]		10,000,000	10,000,000	–	–

St Ives Gold Mining Company Proprietary Limited	2	281,051,329	281,051,329	100.0%	100.0%

[1]	Incorporated in Ghana.
[2]	Incorporated in Australia.
³	Incorporated in the Republic of South Africa.
[4]	Incorporated in Peru.
[5]	Incorporated in the British Virgin Islands.
[6]

Abosso Goldfields Limited (“Abosso”) owns the Damang operation in Ghana. The accumulated non-controlling interest of Abosso at 31 December 2020 amounts to US$12.0 million (2019: US$7.9 million). A dividend of US$4.5 million was advanced to non-controlling interest during 2020 (2019: US$nil). Refer to the segment reporting, note 41, for summarised financial information of Damang.

[7]

Gold Fields Ghana Limited (“GFG”) owns the Tarkwa operation in Ghana. The accumulated non-controlling interest of GFG at 31 December 2020 amounts to US$142.7 million (2019: US$125.5 million). A dividend of US$5.1 million was advanced to non-controlling interest during 2020 (2019: US$2.0 million). Refer to the segment reporting, note 41, for summarised financial information of Tarkwa.

[8]

Gold Fields La Cima S.A. (“La Cima”) owns the Cerro Corona operation in Peru. The accumulated non-controlling interest of La Cima at 31 December 2020 amounts to US$1.9 million (2019: US$2.1 million). A dividend of US$0.5 million was paid to non-controlling interest during 2020 (2019: US$0.2 million). Refer to the segment reporting, note 41, financial information of Cerro Corona.

[9]

The South Deep Joint Venture (“SDJV”) owns and operates the South Deep Gold Mine. The SDJV is an unincorporated joint venture between Gold Fields Operations Limited (“GFO”) and GFI Joint Venture Holdings Proprietary Limited (“GFIJVH”). GFO and GFIJVH are wholly owned subsidiaries of Newshelf 899 Proprietary Limited (“Newshelf”). The share capital of Newshelf comprises of:

●	90 000 000 “A” shares, representing 90% of Newshelf’s equity. Gold Fields Limited is the holder of the “A” shares; and
●	10 000 000 “B” shares, representing 10% of Newshelf’s equity. South Deep’s BEE shareholders are the holders of the “B” shares.
[10]

The “B” shares entitle the BEE shareholders to a cumulative preferential dividend of R20.0 million per annum for the first 10 years (expired in December 2020), R13.3 million per annum for the next five years and R6.7 million for the five years thereafter. After 20 years, this preferential dividend will cease. The “B” shares’ rights to participate in the profits of Newshelf over and above the cumulative preferred dividend were initially suspended. The suspension will be lifted over a 20 year period on a phased-in basis as follows:

●	after 10 years, in respect of one-third of the “B” shares;
●	after 15 years, in respect of another one-third of the “B” shares; and
●	after 20 years, in respect of the remaining one-third of the “B” shares.

After 20 years, all of the “B” shares will substantially have the same rights as the “A” shares. The BEE shareholders must retain ownership of the “B” shares for 30 years.

[11]	These subsidiaries were in the process of voluntary liquidation at 31 December 2020.

AFR-217

Gold Fields Annual Financial Report including Governance Report	2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended 31 December 2020

42.	MAJOR GROUP INVESTMENTS – DIRECT AND INDIRECT (continued)

	Shares held		Group beneficial interest

	2020	2019	2020	2019

Other[1]

Listed associates

Rusoro Mining Limited	140,000,001	140,000,001	25.7%	25.7%

Joint venture

Far Southeast Gold Resources Incorporated	1,737,699	1,737,699	40.0%	40.0%

Asanko Gold Ghana Limited	450,000,000	450,000,000	45.0%	45.0%

Adansi Gold Company Limited	100,000	100,000	50.0%	50.0%

Shika Group Finance Limited	10,000	10,000	50.0%	50.0%

Listed equity investments

Galiano Gold Inc. (formerly Asanko Gold Inc.)	21 971 657	22 354 657	9.8%	9.9%

Bezant Resources PLC	17,945,922	17,945,922	0.6%	1.8%

Cardinal Resources Limited[2]	–	81,038,233	–	16.4%

RareX Limited	710,592	710,592	0.2%	0.2%

Consolidated Woodjam Copper Corporation[3]	16,115,740	16,115,740	16.3%	19.9%

Lefroy Exploration Limited[3]	21,613,910	18,214,535	18.0%	18.4%

Magmatic Resources Limited	19,200,000	19,200,000	10.9%	12.5%

Orsu Metals Corp	2,613,491	2,613,491	6.1%	6.2%

Chakana Copper Corp[3]	15,686,275	15,686,275	16.8%	16.8%

Amarc Resources Limited	5,000,000	–	2.8%	–

[1]	Only major investments are listed individually.
²	Cardinal Resources PLC was disposed of during 2020.
[3]	An assessment has been performed and the Group does not have significant influence.

43.	CORRECTION OF ERROR RELATING TO YEAR-END CUT-OFF IN RESPECT OF THE 2018 FINANCIAL YEAR END

During the Group’s 2019 financial year, management identified that transactions between cost close (the date the general ledger was closed for reporting purposes) and calendar year-end had not been recorded in respect of the 2018 financial year. Its previously reported, this resulted in restatements to a number of financial statement captions within the 2018 statement of financial position and statement of cash flows. The error was corrected by restating each of the affected financial statement line items for prior periods.

No adjustments were made to the 2018 consolidated income statement, statement of changes in equity and statement of comprehensive income. There was no impact on the Group’s basic, headline or diluted earnings per share for the year ended 31 December 2018.

AFR-218

Gold Fields Annual Financial Report including Governance Report	2020

OPERATING AND FINANCIAL INFORMATION BY MINE (UNAUDITED)

for the year ended 31 December 2020

SOUTH AFRICA REGION

	South Deep

				Gold produced				Net earnings

	Tonnes Milled	Yield g/tonne	*	Kilograms	’000 ounces	All-in costs US$/oz	**	SA Rand million	US$ million

Year to 30 June

2007#	1,104,000	4.6		5,076	163	595		(46.8)	(6.5)

2008	1,367,000	5.3		7,220	232	727		(143.1)	(19.7)

2009	1,241,000	4.4		5,434	175	717		(10.9)	(1.2)

2010	1,681,000	4.9		8,236	265	811		(81.0)	(10.7)

Six months to December 2010	1,101,000	4.1		4,547	146	939		(96.5)	(13.5)

Year to 31 December

2011	2,440,000	3.5		8,491	273	1,073		146.4	20.3

2012	2,106,000	4.0		8,411	270	1,105		122.1	14.9

2013	2,347,000	4.0		9,397	302	1,045		(206.9)	(21.6)

2014	1,323,000	4.7		6,236	200	1,732		(897.7)	(83.0)

2015	1,496,000	4.1		6,160	198	1,559		(700.5)	(55.2)

2016	2,248,000	4.0		9,032	290	1,234		191.1	13.0

2017	2,081,000	4.2		8,748	281	1,400		(337.6)	(25.3)

2018	1,320,000	3.7		4,885	157	2,012		(3,009.2)	(224.7)

2019	1,666,000	4.1		6,907	222	1,259		104.4	7.2

2020	2,258,000	3.1		7,056	227	1,259		578.6	35.3

Total	25,779,000	4.1		105,836	3,403

#	For the seven months ended 30 June 2007, since acquisition control.
*	Combined surface and underground yield.
**	All-in costs: as from 2014 per the new World Gold Council Standard issued on 27 June 2013. Up to 2014, cash cost was the key metric.

WEST AFRICA REGION

	Tarkwa mine – total managed

	Gold produced						Net earnings (before minorities)

	Tonnes treated	Yield g/tonne	Kilograms	’000 ounces	All-in costs US$/oz	**	US$ million

Year to 30 June

1994 – 2005	91,612,600	1.2	108,546	3,490	n/a		210.9

2006	21,487,000	1.0	22,060	709	292		97.8

2007	22,639,000	1.0	21,684	697	333		116.9

2008	22,035,000	0.9	20,095	646	430		147.8

2009	21,273,000	0.9	19,048	612	521		100.0

2010	22,716,000	1.0	22,415	721	536		187.9

Six months to December 2010	11,496,000	1.0	11,261	362	562		135.6

Year to 31 December

2011	23,138,000	1.0	22,312	717	556		401.4

2012	22,910,000	1.0	22,358	719	673		263.7

2013	19,275,000	1.0	19,664	632	816		(16.2)

2014	13,553,000	1.3	17,363	558	1,068		83.7

2015	13,520,000	1.3	18,229	586	970		87.5

2016	13,608,000	1.3	17,669	568	959		116.9

2017	13,527,000	1.3	17,617	566	940		85.4

2018	13,791,000	1.2	16,330	525	951		40.1

2019	13,749,000	1.2	16,146	519	958		101.3

2020	14,234,000	1.1	16 370	526	1,017		173.5

Total	374,563,600	1.0	392,798	13,155

Surface operation from F1999.

**	All-in costs: as from 2014 per the new World Gold Council Standard issued on 27 June 2013. Up to 2014, cash cost was the key metric.

AFR-219

Gold Fields Annual Financial Report including Governance Report	2020

OPERATING AND FINANCIAL INFORMATION BY MINE (UNAUDITED) (continued)

for the year ended 31 December 2020

	Damang mine – total managed

	Gold produced					Net earnings (before minorities)

	Tonnes treated	Yield g/tonne	Kilograms	’000 ounces	All-in costs** US$/oz	US$ million

Year to 30 June

2002# – 2005	17,279,000	1.8	30,994	996	n/a	76.1

2006	5,328,000	1.4	7,312	235	341	27.2

2007	5,269,000	1.1	5,843	188	473	16.0

2008	4,516,000	1.3	6,041	194	551	25.9

2009	4,991,000	1.2	6,233	200	660	9.0

2010	5,028,000	1.3	6,451	207	660	45.9

Six months to December 2010	2,491,000	1.5	3,637	117	636	39.4

Year to 31 December

2011	4,942,000	1.4	6,772	218	701	100.5

2012	4,416,000	1.2	5,174	166	918	36.3

2013	3,837,000	1.2	4,760	153	1,060	(118.3)

2014	4,044,000	1.4	5,527	178	1,175	3.4

2015	4,295,000	1.2	5,220	168	1,326	(89.3)

2016	4,268,000	1.1	4,594	148	1,254	(4.5)

2017	4,590,000	1.0	4,467	144	1,827	20.4

2018	4,205,000	1.3	5,630	181	1,506	(8.3)

2019	4,645,000	1.4	6,482	208	1,147	25.5

2020	4,798,000	1.4	6,936	223	1,035	45.2

Total	88,942,000	1.4	122,073	3,924

#	F2002 – For the five months ended 30 June, since acquisition.
**	All-in costs: as from 2014 per the new World Gold Council Standard issued on 27 June 2013. Up to 2014, cash cost was the key metric.

	Asanko mine# – 45%

	Gold produced					Net earnings (before minorities)

	Tonnes treated	Yield g/tonne	Kilograms	’000 ounces	All-in costs** US$/oz	US$ million

Year to 31 December

2018*	944,000	1.5	1,400	45	1,175	(1.1)

2019*	2,474,000	1.4	3,513	113	1,214	4.3

2020*	2,674,350	1.3	3,498	112	1,316	59.4

Total	6,092,350	1.4	8,411	270

#

Equity accounted joint venture. For the purpose of the review of the Group results by the Chief Operating Decision Maker (“CODM”), in terms of IFRS 8 Operating Segments, Asanko is proportionately consolidated. As a result, the operating and financial information by mine includes analysis of Asanko’s results.

*	Asanko has been equity accounted since 31 July 2018.
**	All-in costs: as from 2014 per the new World Gold Council Standard issued on 27 June 2013. Up to 2014, cash cost was the key metric.

AFR-220

Gold Fields Annual Financial Report including Governance Report	2020

AUSTRALIA REGION

	St Ives mine

	Gold produced

	Tonnes treated	Yield g/tonne	Kilograms	’000 ounces	All-in costs** US$/oz	All-in costs** A$/oz

Year to 30 June

2002# – 2005	21,960,000	2.7	59,838	1,924	254	379

2006	6,690,000	2.3	15,440	496	339	453

2007	6,759,000	2.2	15,146	487	424	540

2008	7,233,000	1.8	12,992	418	582	649

2009	7,262,000	1.8	13,322	428	596	805

2010	6,819,000	1.9	13,097	421	710	806

Six months to December 2010	3,284,000	2.3	7,557	243	710	757

Year to 31 December

2011	6,745,000	2.1	14,449	465	901	873

2012	7,038,000	2.0	13,992	450	931	899

2013	4,763,000	2.6	12,525	403	833	861

2014	4,553,000	2.5	11,246	362	1,164	1,289

2015	3,867,000	3.0	11,566	372	969	1,287

2016	4,046,000	2.8	11,290	363	949	1,273

2017	4,198,000	2.7	11,319	364	916	1,198

2018	4,251,000	2.7	11,415	367	902	1,207

2019	4,466,000	2.6	11,527	371	963	1,385

2020	4,817,000	2.5	11,972	385	873	1,266

Total	108,751,000	2.4	258,693	8,317

#	F2002 – For the seven months ended 30 June, since acquisition.
**	All-in costs: as from 2014 per the new World Gold Council Standard issued on 27 June 2013. Up to 2014, cash cost was the key metric.

	Agnew mine

	Gold produced

	Tonnes treated	Yield g/tonne	Kilograms	’000 ounces	All-in costs** US$/oz	All-in costs** A$/oz

Year to 30 June

2002# – 2005	4,299,000	4.6	19,911	640	236	357

2006	1,323,000	5.2	6,916	222	266	355

2007	1,323,000	5.0	6,605	212	295	377

2008	1,315,000	4.8	6,336	204	445	496

2009	1,066,000	5.6	5,974	192	401	541

2010	883,000	5.8	5,140	165	539	611

Six months to December 2010	417,000	5.9	2,477	80	621	662

Year to 31 December

2011	935,000	6.5	6,035	194	696	675

2012	943,000	5.8	5,494	177	827	799

2013	974,000	6.9	6,705	216	625	646

2014	1,246,000	6.8	8,419	271	990	1,096

2015	1,218,000	6.0	7,360	237	959	1,276

2016	1,176,000	6.1	7,134	229	971	1,301

2017	1,235,000	6.1	7,502	241	977	1,276

2018	1,178,000	6.3	7,434	239	1,026	1,374

2019	1,231,000	5.5	6,824	219	1,152	1,656

2020	1,357,000	5.3	7,257	233	1,053	1,528

Total	22,119,000	5.6	123,523	3,971

#	For the seven months ended 30 June, since acquisition.
**	All-in costs: as from 2014 per the new World Gold Council Standard issued on 27 June 2013. Up to 2014, cash cost was the key metric.

AFR-221

Gold Fields Annual Financial Report including Governance Report	2020

OPERATING AND FINANCIAL INFORMATION BY MINE (UNAUDITED) (continued)

for the year ended 31 December 2020

	Darlot mine

	Gold produced
	Tonnes treated	Yield g/tonne	Kilograms	’000 ounces	All-in costs US$/oz	**	All-in costs A$/oz	**

Year to 31 December

2013 from October	158,000	3.9	613	20	1,025		1,059

2014	525,000	5.0	2,601	84	1,222		1,353

2015	457,000	5.3	2,440	78	1,057		1,403

2016	454,000	4.6	2,066	66	1,238		1,662

2017#	338,000	3.6	1,219	39	1,432		1,874

Total	1,932,000	4.6	8,940	287

#	Sale completed on 2 October 2017.
**	All-in costs: as from 2014 per the new World Gold Council Standard issued on 27 June 2013. Up to 2014, cash cost was the key metric.

	Granny Smith mine

	Gold produced
	Tonnes treated	Yield g/tonne	Kilograms	’000 ounces	All-in costs US$/oz	**	All-in costs A$/oz	**

Year to 31 December

2013 from October	330,000	5.9	1,935	62	786		812

2014	1,472,000	6.7	9,804	315	809		896

2015	1,451,000	6.5	9,365	301	764		1,017

2016	1,446,000	6.1	8,827	284	834		1,119

2017	1,726,000	5.2	9,030	290	896		1,171

2018	1,778,000	4.9	8,709	280	925		1,239

2019	1,753,000	4.9	8,547	275	922		1,325

2020	1,719,000	4.9	8,386	270	1,010		1,465

Total	11,675,000	5.5	64,603	2,077

**	All-in costs: as from 2014 per the new World Gold Council Standard issued on 27 June 2013. Up to 2014, cash cost was the key metric.

	Gruyere mine# – 50%

	Gold produced
	Tonnes treated	Yield g/tonne	Kilograms	’000 ounces	All-in costs US$/oz	**	All-in costs A$/oz	**

Year to 31 December

2019	1,639,000	0.9	1,541	50	2,900		4,170

2020	4,054,000	1.0	4,016	129	931		1,350

Total	5,693,000	1.0	5,557	179

#	The Gruyere project was successfully completed during 2019, with first gold produced in June 2019. Commercial levels of production were achieved at the end of September 2019.
**	All-in costs: as from 2014 per the new World Gold Council Standard issued on 27 June 2013. Up to 2014, cash cost was the key metric.

AFR-222

Gold Fields Annual Financial Report including Governance Report	2020

	Australia region

	Net earnings

	US$ million	A$ million

Year to 30 June

2002# – 2005	181.2	296.2

2006	39.3	52.6

2007	41.5	52.8

2008	36.8	41.2

2009	69.8	94.3

2010	81.0	89.9

Six months to December 2010	60.9	64.9

Year to 31 December

2011	189.6	183.8

2012	88.9	85.8

2013	(138.9)	(143.6)

2014	94.5	104.7

2015	175.5	233.3

2016	219.5	294.4

2017	204.3	266.8

2018	190.2	254.5

2019	159.3	229.0

2020	381.2	553.4

Total	2,074.6	2,754.0

#	F2002 – For the seven months ended 30 June 2002, since acquisition.

SOUTH AMERICA REGION – PERU DIVISION

	Cerro Corona – total managed

	Gold produced*
	Tonnes treated	Yield g/tonne	Kilograms	’000 ounces	All-in costs US$/eq oz	**	Net earnings (before minorities) US$ million

Year to 30 June

2009#	4,547,000	1.5	6,822	219	369		25.4

2010	6,141,000	2.0	12,243	394	348		90.8

Six months to December 2010	3,102,000	2.0	6,206	200	395		93.3

Year to 31 December

2011	6,593,000	1.8	11,915	383	437		208.5

2012	6,513,000	1.6	10,641	342	492		217.6

2013	6,571,000	1.5	9,851	317	491		80.5

2014	6,797,000	1.5	10,156	327	702		66.5

2015	6,710,000	1.4	9,196	296	777		(93.4)

2016	6,977,000	1.2	8,405	270	762		(73.1)

2017	6,796,000	1.4	9,540	307	673		97.4

2018	6,644,000	1.5	9,767	314	699		42.6

2019	6,718,000	1.4	9,104	293	810		83.1

2020	6,796,000	0.9	6,442	207	1,119		53.9

Total	80,905,000	1.5	120,288	3,867

#	Transition from project to operation from September 2008.
*	Cerro Corona is a gold and copper mine. As such, gold produced and all-in costs are based on gold equivalent ounces.
**	All-in costs: as from 2014 per the new World Gold Council Standard issued on 27 June 2013. Up to 2014, cash cost was the key metric.

AFR-223

Gold Fields Annual Financial Report including Governance Report	2020

SHAREHOLDERS’ INFORMATION

Register date: 31 December 2020

Issued Share Capital: 883,333,518 shares

	No. of shareholders	%	No. of shares	%

SHAREHOLDER SPREAD

1 - 1000 shares	13,547	84.21	1,663,479	0.19

1001 - 10 000 shares	1,417	8.81	4,703,811	0.53

10 001 - 100 000 shares	755	4.69	27,373,079	3.10

100 001 - 1 000 000 shares	286	1.78	82,498,216	9.34

Over 1 000 000 shares	82	0.51	767,094,933	86.84

Total	16,087	100.00	883,333,518	100.00

DISTRIBUTION OF SHAREHOLDERS

American Depositary Receipts	1	0.01	352,518,473	39.91

Banks	236	1.47	190,883,239	21.61

Brokers	97	0.60	52,143,916	5.90

Close Corporations	69	0.43	46,237	0.01

Control Account	1	0.01	886,161	0.10

Endowment Funds	39	0.24	688,825	0.08

Individuals	13,828	85.96	7,632,514	0.86

Insurance Companies	23	0.14	13,225,118	1.50

Investment Companies	11	0.07	8,610,090	0.97

Medical Aid Schemes	17	0.11	287,612	0.03

Mutual Funds	721	4.48	104,107,424	11.79

Nominees and Trusts	381	2.37	26,865,212	3.04

Other Corporations	38	0.24	463,790	0.05

Own Holdings	4	0.02	2,795,441	0.32

Pension Funds	452	2.81	107,822,652	12.21

Private Companies	162	1.01	780,057	0.09

Public Companies	6	0.04	51,363	0.01

Share Trust	1	0.01	13,525,394	1.53

Total	16,087	100.00	883,333,518	100.00

PUBLIC/NON-PUBLIC SHAREHOLDERS

Non - Public Shareholders	8	0.05	17,477,278	1.98

Directors of the company	3	0.02	1,156,443	0.13

Share Trust	1	0.01	13,525,394	1.53

Own Holdings	4	0.02	2,795,441	0.32

Public Shareholders	16,079	99.95	865,856,240	98.02

Total	16,087	100.00	883,333,518	100.000

AFR-224

Gold Fields Annual Financial Report including Governance Report	2020

Beneficial shareholders holding of 3% or more	Number of shares	%

Public Investment Corporation (Government Employees Pension Fund)	82,103,978	9.29

VanEck Vectors Gold Miners ETF	52,019,222	5.89

VanEck Vectors Junior Gold Miners ETF	34,652,715	3.92

Total	168,775,915	19.11

Fund managers holding of 3% or more	Number of shares	%

BlackRock Inc	101,989,436	11.55

VanEck Global	93,115,202	10.54

Public Investment Corporation	73,800,189	8.35

Vanguard Group, Inc	30,614,431	3.47

Total	299,519,258	33.91

Foreign custodian holding of 3% or more	Number of shares	%

State Street Bank And Trust	80,258,395	9.09

JPMorgan Chase Bank, National Association	58,392,745	6.61

The Bank of New York Mellon	53,308,271	6.03

Total	91,959,411	21.73

AFR-225

Gold Fields Annual Financial Report including Governance Report	2020

GLOSSARY OF TERMS

ABET	Adult Basic Education and Training

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

Blasthole	The hole into which a blasting charge is inserted in order to blast loose a quantity of rock

Borehole or drill hole	Hole bored or drilled in rock, usually to obtain representative samples (see diamond drill)

Box-hole	A cross raise, normally from the access cross-cut to the reef horizon, for the purpose of drawing broken rock and ore from the reef horizon into a conveyance in the cross-cut

Bulk mining	Any large-scale, mechanised method of mining involving many thousands of tonnes of ore being blasted or caved and transported to a processing plant

BVQI	Bureau Veritas Quality International is a leading global and independent certification body that audits and certifies whether company systems meet the requirements of ISO standards

Carbon-in-leach (“CIL”)

The recovery process in which gold is leached from gold-bearing ore pulp by cyanide and simultaneously adsorbed onto activated carbon granules in the same tanks. The loaded carbon is then separated from the pulp for subsequent gold removal by elution.

Capital expenditure (or capex)	Specific project or ongoing expenditure for replacement or additional equipment, materials or infrastructure

Carbon-in-pulp (“CIP”)

The recovery process in which gold is first leached to close to maximum extent from gold-bearing ore pulp by cyanide and then adsorbed onto activated carbon granules in separate and subsequent tanks. The loaded carbon is then separated from the pulp for subsequent gold removal by elution

Channel	Historic water course into which sediments consisting of gravel and sand are/have been deposited

Collective Bargaining Agreement	Collective Bargaining Agreement means a written agreement concerning terms and conditions of employment or any other matter of mutual interest concluded by a trade union(s) and the Company

AFR-226

Gold Fields Annual Financial Report including Governance Report	2020

Comminution	The term used to describe the process by which ore is reduced in size in order to liberate the desired mineral from the gangue material in preparation for further processing

Co-morbidity	Medical term for diseases that commonly co-exist, which increase the risk of morbidity

Concentrate	A metal-rich product resulting from a mineral enrichment process such as gravity concentration or flotation, in which most of the desired mineral has been separated from the waste material in the ore

Conglomerate	Sedimentary rocks comprising eroded subangular to rounded pebbles within a finer-grained matrix

Cross-cut	A horizontal underground drive developed perpendicular to the strike direction of the stratigraphy and reef

Cut-off grade	The lowest grade of mineralised ore, which determines whether or not it is economic to mine and send to the processing plant

Decline	An excavation from surface or subsurface, in the form of a tunnel, which is developed downwards

Depletion	The decrease in quantity of ore, in a deposit or property resulting from extraction or mining

Development	Is any tunnelling operation that is developed for either exploration, exploitation or both

Diamond drill	A rotary type of rock drill that cuts a core of rock by diamond bits and is recovered in long cylindrical sections

Dilution	Waste or material below the cut-off grade that contaminates the ore during the course of mining operations and thereby reduces the average grade mined

Dip	Angle of inclination (of a geological feature/rock) from the horizontal

Dyke	Tabular, vertical or near vertical body of igneous rock formed by the intrusion of magma generally into planar structural zones of weakness

Elution	The chemical process of desorbing gold from activated carbon

Facies	The characteristics of a rock unit defined by its composition, lithology, physical properties and geochemical parameters, usually reflecting the conditions of its origin

Fatality rate	Number of deaths normally expressed as a ratio per million man-hours worked

Fault	The surface or plane of a fracture along which movement has occurred

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

Filtration	Process of separating usually valuable solid material from a liquid

AFR-227

Gold Fields Annual Financial Report including Governance Report	2020

GLOSSARY OF TERMS (continued)

Flotation

The process by which the surface chemistry of the desired mineral particles is chemically modified such that they preferentially attach themselves to bubbles and float to the surface of the pulp in specially designed aerated and agitated vessels. The gangue or waste minerals may be chemically depressed to not float, thus allowing the valuable minerals to be concentrated and separated from the undesired material

Footwall	The underlying side of an ore body or stope

Free cash flow margin	The free cash flow (“FCF”) margin is revenue less cash outflow divided by revenue expressed as a percentage

Gold equivalent

A quantity of metal (such as copper) converted to an amount of gold in ounces, based on accepted gold and other metal prices, i.e. the accepted total value of the metal based on its weight and value thereof divided by the accepted value of one troy ounce of gold

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

ISO 14000	International standards for organisations to implement sound environmental management systems

Lock-up gold	Gold trapped as a temporary inventory within a processing plant, or sections thereof, typically milling circuits

LTIFR	Lost-Time Injury Frequency Rate, expressed in million man-hours worked

AFR-228

Gold Fields Annual Financial Report including Governance Report	2020

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

A general term used to describe the material size reduction process in which crushed ore is ground in a rotating grinding mill, using some form of grinding media (e.g. steel balls) prior to being subjected to physical or chemical treatment to extract the valuable metals to a concentrate or finished product

Mine Health and Safety Act (“MHSA”)	The South African Mine Health and Safety Act, No 29 of 1996

Mineralised	Rock in which minerals have been naturally introduced

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

Pre-Feasibility Study

A preliminary design and costing study of the short-listed preferred mining and processing option(s) for the development of a mineral project in which appropriate assessments have been made of realistically assumed geological, mining, metallurgical, economic, marketing, legal, environmental, social, governmental, engineering, operational and all other modifying factors, which are considered in sufficient detail to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable) and the determined assumptions and parameters reasonably serve as the basis for potential declaration of Mineral Reserves

Probable Mineral Reserve

The economically mineable material derived from a Measured and/or Indicated Mineral Resource. It is estimated with a lower level of confidence than a Proved Mineral Reserve. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, to a minimum of a Pre-feasibility Study (PFS) for a project, have typically been carried out, including consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified

AFR-229

Gold Fields Annual Financial Report including Governance Report	2020

GLOSSARY OF TERMS (continued)

Project capital	Capital expenditure that is associated with specific projects

Proved Mineral Reserve

The economically mineable material derived from a Measured Mineral Resource. It is estimated with a high level of confidence. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, to a minimum of a Pre-Feasibility Study (PFS) for a project, have been typically carried out, including consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified

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
ExCo – Executive Committee NED – Non-Executive Director

SADC	Southern African Development Community

SAMREC Code	The South African code for the Reporting of Exploration results, Mineral Resources and Mineral Reserves (the SAMREC Code) 2016 Edition

Seismic	Earthquake or earth vibration including from sources occurring naturally and artificially induced by mining operations

Shaft	An opening cut downwards from the surface for transporting personnel, equipment, supplies, ore and waste

Shear	A deformation resulting from stresses that cause contiguous parts of a body of rock to slide relative to each other in a direction parallel to their plane of contact

Stope	The working area from which ore is extracted in an underground mine

Stripping	The process of removing overburden or waste rock to expose ore

Stripping ratio	The ratio of waste tonnes to ore tonnes mined, calculated as total tonnes mined less ore tonnes mined, divided by ore tonnes mined

Stratigraphy	The science of rock strata, including arrangement according to geographical location lithological composition, geophysical and geochemical and chronological order of sequence

Strike	Direction or trend of geological structures such as bedding or fault planes defined by the intersection with the horizontal plane and is always perpendicular to the dip direction

AFR-230

Gold Fields Annual Financial Report including Governance Report	2020

Subvertical shaft	An opening cut below the surface downwards from an established surface shaft

Surface sources	Ore sources, usually dumps, tailings dams and stockpiles, located at the surface

TEBA	The Employment Bureau of Africa

Tertiary shaft	An opening cut below the surface downwards from an established subvertical shaft

Trade union

An association of employees whose principal purpose is to regulate relations between employees and the Company, which has been registered; whose officials have been elected to represent the interests of employees within the workplace; and which is recognised for collective bargaining by the Company

Abbreviations and units

ABET	Adult Basic Education and Training

ADS	American Depository Shares

AIDS	Acquired Immune Deficiency Syndrome

ARC	Assessment and Rehabilitation Centres

ART	Antiretroviral therapy

A$	Australian Dollar

CBO	Community-based organisation

CIL	Carbon-in-leach

CIP	Carbon-in-pulp

CIS	Carbon-in-solution

CN	Cyanide

DCF	Discounted cash flow

ETF	Exchange-traded fund

GFHS	Gold Fields Health Service

GFLC	Gold Fields La Cima

GRI	Global Reporting Initiative

HBC	Home-based care

HDSA	Historically disadvantaged South African

HIV	Human immunodeficiency virus

LoM plan	Life-of-mine plan

LTIFR	Lost-Time Injury Frequency Rate, quoted in million man-hours

MCF	Mine Call Factor

NGO	Non-governmental organisation

NUM	National Union of Mineworkers

NYSE	New York Stock Exchange

OHC	Occupational Health Centre

OT	Occupational therapy

AFR-231

Gold Fields Annual Financial Report including Governance Report	2020

GLOSSARY OF TERMS (continued)

PFS	Pre-Feasibility Study

PHC	Primary health clinic

PPI	Producer price index

SABC	SAG Milling (with pebble crushing) followed by Ball Milling (with hydrocyclones)

SAG	Semi-Autogenous Grinding

SAMREC	South African code for Reporting of Exploration Results, Mineral Resources and Mineral Reserves

SEC	United States Securities Exchange Commission

STI	Sexually transmitted infection

TB	Tuberculosis

TEC	Total employees costed

UASA	United Association of South Africa (a labour organisation)

VCT	Voluntary counselling and testing (for HIV)

WAD CN	Weak acid dissociable cyanide

cm	centimetre

cm.g/t	gold accumulation

g	gram

g/t	grams per metric tonne – gold or silver grade

ha	hectare

kg	kilogram

km	kilometre

koz	thousand ounces

kt	thousand metric tonnes

ktpa	thousand metric tonnes per annum

ktpm	thousand metric tonnes per month

m2	square metre

Moz	million ounces

oz	fine troy ounce equalling 31.10348 grams

R	South African Rand

R/kg	South African Rand per kilogram

Rm	million South African Rand

R/t	South African Rand per metric tonne

t	metric tonne

US$	United States Dollar

US$m	million United States Dollar

US$/oz	United States Dollar per ounce

AFR-232

Gold Fields Annual Financial Report including Governance Report	2020

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
●

International Council on Mining and Metals (“ICMM”) – CEO-led organisation of mining companies that seeks to continually entrench best practice with regard to sustainable development and to provide a platform for member companies to share experiences. www.icmm.com

●

Dow Jones Sustainability Indices (“DJSI”) – are a family of benchmarks for investors who have recognised that sustainable business practices are critical to generating long-term shareholder value and who wish to reflect their sustainability convictions in their investment portfolios. www.robecosam.com/csa/indices/djsi-index-family.html

●	Johannesburg Stock Exchange (“JSE”) – was formed in 1887. It offers five financial markets: Equities, Bonds, Financial, Commodity and Interest Rate Derivatives. web.jse.co.za

HEALTH, SAFETY AND WELLBEING

●	Total Recordable Injury Frequency Rate (“TRIFR”) TRIFR = (Fatalities + Lost Time Injuries + Restricted Work Injuries + Medically Treated Injuries) x 1,000,000/number of hours worked.
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

●	A Serious Injury is an injury that incurs 14 or more days lost and results in:
–	A fracture of any bone (excluding hairline fractures and fractures of fingers, toes or nose);
–	Internal haemorrhage;
–	Head trauma (including concussion, loss of consciousness) requiring hospitalisation;
–	Loss of all or part of a limb (excluding bone dressing to facilitate medical treatment of injured fingers and toes);
–	Permanent loss of function and/or permanent disability such as hearing loss or damage to lung function;
–	Permanent disfigurement where the injury has resulted in the appearance of a person being deeply and persistently harmed medically and that is likely to lead to psychosocial problems
●	A Serious Potential Incident (“SPI”) is any workplace related incident that has the potential for the maximum credible outcome to result in:
–	a Fatality, or
–	is Reportable to the Regulator, or
–	is a Serious Injury, or
–	a Chronic Illness.
●	Duration Rate is the average days lost per LTI. Duration Rate = Days Lost / Number of Lost Time Injuries.
●	Severity Rate is a measure of the severity of LTIs. Severity Rate = (Days lost to LTIs) * 1,000,000/hours worked
●

Safety Engagement Rate (“SER”) is the number of safety engagements per 1,000 hours worked. Safety engagements are defined by each region and include defined safety conversations between a leader and a worker or a group of workers in the workplace and observation and testing in the field of a system or process designed to prevent fatalities.

●

OHSAS 18001 is an international voluntary standard for occupational health and safety management systems. As with other standards, it is based on the identification and control of risks and monitoring of business performance against these.

●	ISO 45001 is an international standard for occupational health and safety management systems. It is replacing OHSAS 18001 over the period 2018-2021.
●	Noise-Induced Hearing Loss (“NIHL”) is a disorder that results from exposure to high-intensity sound, especially over a long period of time.
●

Diesel particulate matter (“DPM”) is a complex mixture of solids and liquids. The particles in diesel exhaust are of special concern because, due to their respirable size, they can penetrate deep into human lungs. The composition of DPM includes many species that are known for their adverse health effects, including several carcinogens. There is no global consensus on diesel particulate exposure regulations.

●

Silicosis is a form of occupational lung disease caused by inhalation of crystalline silica dust, and is marked by inflammation and scarring in the form of nodular lesions in the upper lobes of the lungs.

●	Chronic Obstructive Airway Disease (“COAD”) refers to chronic bronchitis and emphysema, a pair of commonly co-existing diseases of the lungs in which the airways become narrowed.
●

Highly active antiretroviral therapy (“HAART”) – Treatment of people infected with HIV, to suppress the growth of HIV, the retrovirus responsible for AIDS. The standard treatment consists of a combination of at least three drugs.

ENVIRONMENT

●	ISO 14001 is an international voluntary standard for environmental management systems. This is one standard in the ISO 14000 series of international standards on environmental management.
●	ISO 50001 is an international standard for energy management systems.

AFR-233

Gold Fields Annual Financial Report including Governance Report	2020

GLOSSARY OF TERMS – SUSTAINABLE DEVELOPMENT (continued)

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

WATER MANAGEMENT

●	Water withdrawal: The sum of all water drawn into Gold Fields’ operations from all sources for any use/impact.

●	Recycled water: Processing used water/waste water through the same or another cycle at the same facility. The water/ waste water is treated before being recycled and reused.

●	Reused water: Water/waste water that is reused without treatment at the same facility or at another of Gold Fields’ operations.

●	Percentage of water recycled or reused: Water recycled/reused/total water used in process 5 x 100.

●	Total water used in process: Water withdrawal + water recycled/reused.

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

AFR-234

Gold Fields Annual Financial Report including Governance Report	2020

ADMINISTRATION AND CORPORATE INFORMATION

CORPORATE SECRETARY

Anré Weststrate

Tel: +27 11 562 9719

Fax: +086 720 2704

email: anré.weststrate@goldfields.com

REGISTERED OFFICE

Johannesburg

Gold Fields Limited

150 Helen Road

Sandown

Sandton

2196

Postnet Suite 252

Private Bag X30500

Houghton

2041

Tel: +27 11 562 9700

Fax: +27 11 562 9829

OFFICE OF THE UNITED KINGDOM SECRETARIES

London

St James’s Corporate Services Limited

Suite 31, Second Floor

107 Cheapside

London

EC2V 6DN

United Kingdom

Tel: +44 (0) 20 7796 8644

email: general@corpserv.co.uk

AMERICAN DEPOSITORY RECEIPTS TRANSFER AGENT

Shareholder correspondence should be mailed to:

BNY Mellon

PO Box 505000

Louisville, KY 40233 – 5000

OVERNIGHT CORRESPONDENCE SHOULD BE SENT TO:

BNY Mellon

462 South 4th Street, Suite 1600

Louisville, KY40202

email: shrrelations@cpushareownerservices.com

Phone numbers

Tel: 888 269 2377 Domestic

Tel: 201 680 6825 Foreign

SPONSOR

J.P. Morgan Equities South Africa Proprietary Limited

1 Fricker Road

Illovo, Johannesburg 2196

South Africa

Gold Fields Limited

Incorporated in the Republic of South Africa

Registration number 1968/004880/06

Share code: GFI

Issuer code: GOGOF

ISIN: ZAE 000018123

INVESTOR ENQUIRIES

Avishkar Nagaser

Tel: +27 11 562 9775

Mobile: +27 82 312 8692

email: avishkar.nagaser@goldfields.com

Thomas Mengel

Tel: +27 11 562 9849

Mobile: +27 72 493 5170

email: thomas.mengel@goldfields.com

MEDIA ENQUIRIES

Sven Lunsche

Tel: +27 11 562 9763

Mobile: +27 83 260 9279

email: sven.lunsche@goldfields.com

TRANSFER SECRETARIES

South Africa

Computershare Investor Services (Proprietary) Limited

Rosebank Towers

15 Biermann Avenue

Rosebank

Johannesburg

2196

PO Box 61051

Marshalltown

2107

Tel: +27 11 370 5000

Fax: +27 11 688 5248

United Kingdom

Link Asset Services

The Registry

34 Beckenham Road

Beckenham

Kent BR3 4TU

England

Tel: 0371 664 0300

If you are outside the United Kingdom please call

(0) 371 664 0300

Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. Business is open between 09:00 – 17:30, Monday to Friday excluding public holidays in England and Wales.

email: shareholderenquiries@linkgroup.co.uk

Website

www.goldfields.com

Listings

JSE / NYSE / GFI

Directors: C A Carolus (Chair), N J Holland†** (Chief Executive Officer – retired as from 31 March 2021), P A Schmidt** (Chief Financial Officer),

A Andani#, P J Bacchus†, T P Goodlace, C E Letton^, S P Reid^, P G Sibiya, Y G H Suleman.

C I Griffith** (Chief Executive Officer – as from 1 April 2021).

^Australian, †British, #Ghanaian, **Executive Director

AFR-235

FURTHER INFORMATION

KEY INFORMATION

Selected Historical Consolidated Financial Data

The selected historical consolidated financial data for fiscal 2016 and as at 31 December 2016, which includes amounts which have been restated for the correction of the error relating to the year-end cut-off, has been derived from Gold Fields’ audited consolidated financial statements for fiscal 2016, except for such restated amounts. See “Annual Financial Report—Notes to the consolidated financial statements—Note 43. Correction of Error Relating to Year-end Cut-off in respect of the 2018 Financial Year End”. The fiscal 2016 financial statements are not included in this annual report. The selected historical consolidated financial data for fiscal 2017 and 2018 and as at 31 December 2017 and 2018 , which includes amounts which have been restated for the correction of the error relating to the year-end cut off, has been derived from Gold Fields’ audited consolidated financial statements for fiscal 2018, except for such restated amounts. See “Annual Financial Report—Notes to the consolidated financial statements—Note 43. Correction of Error Relating to Year-end Cut-off in respect of the 2018 Financial Year End”. The fiscal 2017 financial statements and the 2018 consolidated statement of financial position data are not included in this annual report. The selected historical consolidated financial data presented below have been derived from consolidated financial statements which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board. The Other Operating Data presented has been calculated as described in the footnotes to the table below.

Consolidated Income Statement Data

	Fiscal Period Ended 31 December
	2020	2019	2018	2017	2016
	(U.S.$ million, unless otherwise stated)
Revenue	3,892.1	2,967.1	2,577.8	2,761.8	2,666.4
Cost of sales	(2,150.4)	(2,033.5)	(2,043.0)	(2,105.1)	(2,001.2)
Investment income	8.7	7.3	7.8	5.6	8.3
Finance expense	(126.7)	(102.2)	(88.0)	(81.3)	(78.1)
(Loss)/gain on financial instruments	(238.9)	(238.0)	21.0	34.4	14.4
Foreign exchange gain/(loss)	8.6	(5.2)	6.4	(3.5)	(6.4)
Other costs, net	(11.5)	(67.6)	(44.8)	(19.0)	(16.8)
Share-based payments	(14.5)	(20.5)	(37.5)	(26.8)	(14.0)
Long-term incentive plan	(51.3)	(9.1)	(1.1)	(5.0)	(10.5)
Exploration expense	(49.7)	(84.4)	(104.2)	(109.8)	(86.1)
Share of results of equity-accounted investees net of taxation	(2.6)	3.1	(13.1)	(1.3)	(2.3)
Profit on disposal of Maverix Metals Inc	—	14.6	—	—	—
Restructuring costs	(2.0)	(0.6)	(113.9)	(9.2)	(11.7)
Silicosis settlement costs	(0.3)	1.6	4.5	(30.2)	—
Gain on acquisition of Asanko	—	—	51.8	—	—
Impairment, net of reversal of impairment of investments and assets	50.6	(9.8)	(520.3)	(200.2)	(76.5)
Tarkwa expected credit loss	(29.0)	—	—	—	—
Profit on disposal of investments	—	—	—	—	2.3
(Loss)/profit on disposal of assets	(0.2)	1.2	(51.6)	4.0	48.0

Profit/(loss) before royalties and taxation	1,282.9	424.0	(348.2)	214.4	435.8
Royalties	(105.0)	(73.7)	(62.5)	(62.0)	(78.4)

	Fiscal Period Ended 31 December
	2020	2019	2018	2017	2016
	(U.S.$ million, unless otherwise stated)
Profit/(loss) before taxation	1,177.9	350.3	(410.7)	152.4	357.4
Mining and income taxation	(432.5)	(175.6)	65.9	(173.2)	(189.5)

Profit/(loss) from continuing operations	745.4	174.7	(344.8)	(20.8)	167.9
Profit/(loss) from discontinued operations, net of taxation	—	—	—	13.1	1.2

Profit/(loss) for the year	745.4	174.7	(344.8)	(7.7)	169.1
Profit/(loss) attributable to:
Owners of the parent	723.0	161.6	(348.2)	(18.7)	158.2

Continuing operations	723.0	161.6	(348.2)	(31.8)	157.0
Discontinued operations	—	—	—	13.1	1.2

Non-controlling interests	22.4	13.1	3.4	11.0	10.9

Continuing operations	22.4	13.1	3.4	11.0	10.9

	745.4	174.7	(344.8)	(7.7)	169.1

Earnings/(loss) per share attributable to owners of the parent:
Basic earnings/(loss) per share from continuing operations - cents	82	20	(42)	(4)	19
Basic earnings/(loss) per share from discontinued operations - cents	—	—	—	2	—
Diluted earnings/(loss) per share from continuing operations - cents	81	19	(42)	(4)	19
Diluted earnings/(loss) per share from discontinued operations - cents	—	—	—	2	—
Dividends per share (Rand)	2.60	0.80	0.70	1.00	0.71
Dividends per share (U.S.$)	0.16	0.05	0.06	0.08	0.05
Other Operating Data (Non-IFRS measures-unaudited)—Continuing Operations
All-in-sustaining costs net of by-product revenue per ounce of gold sold(1)	—	970	981	945	972
All-in-sustaining costs net of by-product revenue per ounce of gold sold (revised interpretation)(1)	977	897	—	—	—
All-in-cost net of by-product revenue per ounce of gold sold(1)	1,079	1,064	1,173	1,081	998

Note:

(1)

Gold Fields has calculated AISC net of by-product revenue per ounce of gold sold by dividing total AISC net of by-product revenue, as determined using the guidance provided by the WGC, by only gold ounces sold. Total AISC costs, as defined by the WGC, are cost of sales before gold inventory change and amortisation and depreciation (See “Annual Financial Report—Notes to the consolidated financial statements—Note 2. Cost of sales”) excluding amortisation and depreciation plus all costs not included therein relating to sustaining current production including sustaining capital expenditure. The value of by-product revenues (i.e. silver and copper) is deducted from cost of sales excluding amortisation and depreciation as it effectively reduces the cost of gold production. The AIC net of by-product revenue starts with

AISC costs net of by-product revenue and adds additional costs which relate to the growth of the Group, including non-sustaining capital expenditure and exploration, evaluation and feasibility costs not associated with current operations. AISC costs and AIC are reported on a per ounce of gold basis, net of by-product revenues (as per the WGC definition), as well as on a per ounce of gold equivalent basis, gross of by-product revenues. Changes in total AISC and AIC per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand and the Australian dollar compared with the U.S. dollar. Total AISC and all-in cost per ounce are non-IFRS measures which are reconciled to IFRS in management’s discussion and analysis of the financial statements. Management, however, believes that total AISC cost and total all-in cost per ounce will be helpful to investors, governments, local communities and other stakeholders in understanding the economics of gold mining. For fiscal 2020, only the revised interpretation has been presented. For fiscal 2019, both the original and revised interpretations are presented.

Consolidated Statement of Financial Position Data

	Fiscal Period Ended 31 December
	2020	2019	2018	2017	2016
	(U.S.$ million, unless otherwise stated)
Assets
Non-current assets	5,713.0	5,460.2	5,183.2	5,505.7	5,258.8

Property, plant and equipment	4,771.2	4,657.1	4,259.2	4,892.9	4,524.6
Goodwill	—	—	—	76.6	317.8
Inventories	141.5	141.0	133.3	132.8	132.8
Equity accounted investees	233.3	172.0	225.1	171.3	170.7
Investments	147.9	155.1	235.3	104.6	19.7
Environmental trust funds	79.3	69.5	60.8	55.5	44.5
Loan advanced – contractor	68.4	—	—	—	—
Non-current derivative financial assets	31.4	—	—	—	—
Deferred taxation	240.0	265.5	269.5	72.0	48.7

Current assets	1,730.4	1,069.9	726.5	959.1	923.0

Inventories	521.6	417.8	368.2	393.5	329.4
Trade and other receivables	240.1	136.0	130.3	146.8	122.6
Derivative financial assets	81.9	1.1	8.3	25.0	—
Cash and cash equivalents	886.8	515.0	219.7	393.8	471.0

Assets held for sale	29.4	31.2	—	40.0	26.4

Total assets	7,472.8	6,561.3	5,909.7	6,504.8	6,208.2

Equity and liabilities
Equity attributable to owners of the parent	3,664.5	2,777.0	2,586.1	3,275.8	3,050.7

Stated capital	3,871.5	3,622.5	3,622.5	3,622.5	—
Share capital	—	—	—	—	59.6
Share premium	—	—	—	—	3,562.9
Other reserves	(1,962.6)	(2,035.5)	(2,110.3)	(1,817.8)	(2,124.4)
Retained earnings	1,755.6	1,190.0	1,073.9	1,471.1	1,552.6
Non-controlling interest	163.7	131.7	120.8	127.2	122.6

Total equity	3,828.2	2,908.7	2,706.9	3,403.0	3,173.3

Non-current liabilities	2,728.1	2,284.8	2,670.9	2,363.1	2,278.8

Deferred taxation	499.9	433.6	454.9	453.9	458.6
Borrowings	1,443.4	1,160.9	1,814.3	1,587.9	1,504.9
Provisions	379.3	391.1	319.5	321.3	291.7

	Fiscal Period Ended 31 December
	2020	2019	2018	2017	2016
	(U.S.$ million, unless otherwise stated)
Lease liabilities (2018. Finance lease liabilities)	364.8	287.7	80.1	—	—
Long-term incentive plan	33.4	11.5	2.1	—	23.6
Non-current derivative financial liabilities	7.3	—	—	—	—

Current liabilities	916.5	1,367.8	531.9	738.7	756.1

Trade and other payables	550.6	466.8	394.9	459.8	461.0
Derivative financial liabilities	21.8	127.6	22.6	3.3	—
Royalties payable	17.7	13.9	12.5	16.3	20.2
Taxation payable	121.3	24.8	0.9	46.7	86.9
Current portion of borrowings	83.5	684.9	92.5	194.5	188.0
Current portion of lease liabilities (2018. Finance lease liabilities)	64.2	45.2	8.5	—	—
Current portion of provisions	23.6	4.6	—	—	—
Current portion of long-term incentive plan	33.8	—	—	18.1	—

Total liabilities	3,644.6	3,652.6	3,202.8	3,101.8	3,034.9

Total equity and liabilities	7,472.8	6,561.3	5,909.7	6,504.8	6,208.2

Equity attributable to owners of the parent	3,664.5	2,777.0	2,586.1	3,275.8	3,050.7
Non-IFRS measures
Net debt (excluding lease liabilities)	640.1	1,330.8	1,687.1	1,388.6	1,221.9
Net debt	1,069.1	1,663.7	—	—	—
Number of ordinary shares	883,333,518	828,632,707	821,532,707	820,614,217	820,606,945

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

Risk Factors Summary

There are four categories of risks which could have a material effect on Gold Fields. The following is an outline of the key risks within the four categories:

Risks related to Gold Fields’ operations and industry

•

The impact from, and measures taken to address, the COVID-19 pandemic have, and may continue to, adversely affect Gold Fields’ people, and may impact its business continuity, operating results, cash flows and financial condition.

•

Changes in the market price for gold, and to a lesser extent copper and silver, which in the past have fluctuated widely, affect the profitability of Gold Fields’ operations and the cash flows generated by those operations.

•

Because gold is sold in U.S. dollars, while a significant portion of Gold Fields’ production costs are in Australian dollars, Rand and other non-U.S. dollar currencies, Gold Fields’ operating results and financial condition could be materially harmed by a material change in the value of these non-U.S. dollar currencies.

•

Gold Fields has experienced, and may continue to experience, difficulties, operational delays, cost pressures and impact associated with the mine ramp-up post the organisational restructuring and supporting interventions at the South Deep operation in South Africa.

•

To the extent that Gold Fields seeks to replace its annual mineral reserve and resource depletion and grow its reserve and resource base to extend the life of operations through exploration and project development, it may experience challenges associated with its mining projects. Gold Fields’ mineral reserves are estimates based on a number of technical and economic assumptions, which, if proven inaccurate or changed, may require Gold Fields to lower its estimated mineral reserves.

•

Gold Fields may experience unforeseen difficulties, delays or costs in implementing its business strategy and projects (particularly at Damang and Salares Norte), including any strategic projects, cost-cutting initiatives, divestments and other initiatives and any such strategy or project may not result in the anticipated benefits.

•	Actual and potential supply chain shortages and increases in the prices of production inputs may have a material adverse effect on Gold Fields operations and profits.

•	Power cost increases; power stoppages, fluctuations and usage constraints may adversely affect Gold Fields’ business, operating results and financial condition.

•	Our high debt levels pose risks to our viability and may make us more vulnerable to adverse economic and competitive conditions, as well as other adverse developments.

•	The continued status of South Africa’s credit rating as non-investment grade may have an adverse effect on Gold Fields’ ability to secure financing.

•	Gold Fields may suffer material adverse consequences as a result of its reliance on outside contractors to conduct some of its operations.

Risks related to environmental, social and corporate governance

•

Mining companies are increasingly expected to provide benefits to affected communities. Failure to comply with these requirements can result in legal suits, additional operational costs, investor divestment and impact our “social licence to operate”, which could adversely impact Gold Fields’ business, operating results and financial condition.

•

Gold Fields’ operations are subject to environmental, health and safety regulations, which could impose additional costs and compliance requirements and Gold Fields may face claims and liability for breaches, or alleged breaches, of such regulations and other applicable laws.

•

Due to the nature of mining and the extensive environmental footprint of the operations, environmental and industrial accidents and pollution may result in operational disruptions such as stoppages which could result in increased production costs as well as financial and regulatory liabilities.

•	Regulation of greenhouse gas emissions and climate change issues may materially adversely affect Gold Fields’ operations.

•

If Gold Fields loses senior management or is unable to hire and retain sufficient technically skilled employees or sufficient representation among Historically Disadvantaged Persons in management positions, its business in South Africa may be materially adversely affected.

•	Economic, political or social instability in the countries or regions where Gold Fields operates may have a material adverse effect on Gold Fields’ operations and profits.

•	The failure of a dam at a tailings storage facility could negatively impact Gold Fields’ business, reputation and results of operations.

•

Gold Fields’ tenements in Australia are subject to native title claims and include Aboriginal heritage sites, which could impose significant costs and burdens. Compensation may be payable to native title holders in respect of Gold Fields’ Australian operations.

Legal, regulatory and compliance risks

•	Gold Fields is subject to various regulatory costs, such as mining taxes and royalties, changes to which may have a material adverse effect on Gold Fields’ operations and profits.

•

Gold Fields’ mineral rights are subject to legislation, which could impose significant costs and burdens and which impose certain ownership requirements, the interpretation of which is the subject of dispute.

•

An actual or alleged breach or breaches in governance processes, or fraud, bribery and corruption may lead to public and private censure, regulatory penalties, fines and/or sanctions and loss of licences or permits and may impact negatively upon our empowerment status and may damage Gold Fields’ reputation.

•	Gold Fields’ financial flexibility could be materially constrained by South African exchange control regulations.

Risks related to our shares and ADSs

•	Shareholders outside South Africa face risks related to participating in future issues of shares, enforcing judgments, currency exchange rate fluctuations

•	Gold Fields may not pay dividends in the future and any dividend payment may be subject to withholding tax

Risk Factors

Risks related to Gold Fields’ operations and industry

The impact from, and measures taken to address, the COVID-19 pandemic have, and may continue to, adversely affect Gold Fields’ people, and may impact its business, operating results, cash flows and financial condition.

Gold Fields’ operations have been and may continue to be impacted by COVID-19, which has spread globally, including to each of the countries where we operate, and has been declared a pandemic by the World Health Organization. The continued spread of the COVID-19 pandemic has resulted, and could continue to result, in serious illness (including incapacity) and death, or quarantine of Gold Fields’ employees and contractors. These effects have been exacerbated by employees and contractors working in close proximity to each other in underground and surface mines and living in close quarters. In addition, certain underlying health conditions including conditions which compromise the immune system, such as HIV/AIDS, which is prevalent in South Africa, have worsened the outcomes among the individuals infected with COVID-19. As of 17 March 2021, Gold Fields recorded 2943 positive COVID-19 cases across its operations, which have resulted in ten deaths to our employees and contractors. Employee or contractor absences, and constraints on our ability to hire qualified staff (either locally or from overseas) resulting from the COVID-19 pandemic has led to, and could result in further, labour shortages or instability, which resulted in disruptions to Gold Fields’ production (including potential temporary cessation) and increased operational costs. Although COVID-19 vaccines are being rolled out globally, including in the regions where we operate, it is too early to determine how effective these vaccines will be, including in relation to new strains of COVID-19 such as the variant that emerged in South Africa in December 2020.

In addition, actions taken by governments or regulators in response to the COVID-19 pandemic have impacted and may continue to have a further material impact, on our operations and lead to an increase in our costs. For example, many countries, including the countries where we operate, have imposed strict travel-related measures such as travel restrictions and have introduced border closures, lockdowns, bans on public gatherings, curfews and business shutdowns following the global spread of the COVID-19 pandemic. Our South Deep mine was significantly impacted by the COVID-19 pandemic during fiscal 2020, resulting in the closure of the mine for 21 days following a national lockdown in South Africa. Similarly, in Peru, our Cerro Corona mine was severely impacted by the COVID-19 pandemic, which led to the mine temporarily operating with a reduced workforce for several months during fiscal 2020.

Our operational costs have increased as a resulted of the wide-ranging protective measures which we have adopted across our operations, including, among others, screening, testing and contact tracing of our employees, closing our offices, increased spending on infrastructure investment (such as camp expansions and hospital upgrades), and increased sanitation. Furthermore, the adoption of other measures, such as strict adherence to all government regulations and protocols, the imposition of travel restrictions, establishing a COVID-19 crisis management committee, launching a COVID-19 information portal, working in small work groups to contain infections, mandating social distancing, and required mask wearing, initially interfered, resulting in time delays, and has altered the way our management and employees perform their activities. If further measures are required, this may result in additional costs incurred or interference with managements’ and/or employees’ productivity.

The continuation of existing measures, the delayed rollout and effectiveness of vaccination programmes or the introduction of additional restrictions or any other measures, could result in the inability of Gold Fields’ suppliers to deliver components or raw materials on a timely basis and may limit or prevent Gold Fields’ management and employees and other important third-parties from traveling to, or visiting, Gold Fields’ operations. Further, any lockdowns or mandatory business shutdowns could result in further suspensions of Gold Fields’ operations, similar to the suspensions described above, and could bring its business to a standstill.

Gold Fields’ property and business interruption insurance and liability may not cover or be sufficient to fully cover any of Gold Fields’ losses resulting from public health emergencies and other events that could disrupt our operations, such as COVID-19. See “—Fluctuations in insurance cost and availability could adversely affect Gold Fields’ operating results and its insurance coverage may not adequately satisfy all potential claims in the future”.

Further, the COVID-19 pandemic has led to increased unemployment and poverty rates in many of the communities where our mines are located. This may result in heightened social tensions and economic and welfare demands as communities look to the mining industry for job creation opportunities and other resources and benefits. Similarly, governments may increase taxes, royalties and introduce other compensation methods applicable to mining companies in the future to assist with the rehabilitation of communities, which would result in increased operational costs.

The full extent to which COVID-19 will impact Gold Fields’ operational and financial performance, whether directly or indirectly, will depend on future developments, which are highly uncertain and cannot be predicted. Any disruption to production or increased operational costs as a result of COVID-19 could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

Changes in the market price for gold, and to a lesser extent copper and silver, which in the past have fluctuated widely, affect the profitability of Gold Fields’ operations and the cash flows generated by those operations.

Gold Fields’ revenues are primarily derived from the sale of gold that it produces. The Group’s policy is not to engage in long-term systemic gold price hedging, though hedges are sometimes undertaken to protect cash flows at times of significant expenditure, for specific debt servicing requirements and to safeguard the viability of higher cost operations. For example, during 2018, the Company undertook short-term hedging of the oil price, the copper price and the U.S. dollar and Australian dollar gold prices to protect cash-flow primarily due to the high levels of project capital expenditure incurred during 2018 and the volatility in commodity prices and exchange rates. The Company continued with the gold hedging policies in Australia, Ghana and South Africa during 2019 and 2020. Altogether, approximately 1 million oz of gold production were hedged in each of 2019, 2020 and 2021. In addition, approximately 24,000 metric tonnes of copper were hedged in 2021. There can be no assurance that the use of hedging techniques will always be to our benefit. Hedging instruments that protect against the market price volatility of commodities, for example, oil, may prevent us from realising the full benefit from subsequent decreases in market prices with respect to oil, which would cause us to record a mark-to-market loss, thus decreasing our profits. Similarly, gold hedging instruments may prevent us from realising the full benefit of subsequent increases in the gold price, which would cause us to record a mark-to-market loss, thereby decreasing our profits. The total realised hedging loss for 2020 was U.S.$416.6 million. Gold Fields’ net hedge asset as at 31 December 2020 was U.S.$84.2 million. In addition, hedging contracts are subject to the risk that the other party may be unable or unwilling to perform its obligations under these contracts. Any significant non-performance could have a material adverse effect on our financial condition, results of operations and cash flows.

Where no hedges are in place, despite various put options in place for fiscal 2021, Gold Fields is exposed to changes in the gold price, which could lead to reduced revenue should the gold price decline. After falling 45 per cent. between September 2011 and December 2015, when it hit a low of U.S.$1,060 per ounce, the gold price has generally recovered, reaching U.S.$1,517 per ounce at the end of fiscal 2019 before experiencing a substantial increase, to U.S.$1,891 per ounce in fiscal 2020 following the outbreak of the COVID-19 pandemic. As at 17 March 2021, it was U.S.$1,730 per ounce, as trading in the metal remains volatile amid global political, social, health-related (including the COVID-19 pandemic) and economic uncertainties. See “Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements—Revenues”. The market price for gold has historically been volatile and is affected by numerous factors over which Gold Fields has no control, such as general supply and demand, speculative trading activity, political uncertainties and global economic drivers. The price of gold may decrease in the future in the event that the COVID-19 pandemic declines.

Should the gold price decline below Gold Fields’ production costs, it may experience losses and should this situation continue for an extended period, Gold Fields may be forced to curtail or suspend some or all of its growth projects, operations and/or reduce operational capital expenditures. Gold Fields might not be able to recover any losses it incurred during, or after, such events. A sustained period of significant gold price volatility may impact Gold Fields’ ability to continue with existing operations or make other long-term strategic decisions. Furthermore, while depressed gold prices generally provide an opportunity to acquire assets at lower prices, the few quality in-production assets then demand premium prices, adversely affecting Gold Fields’ ability to undertake new capital projects. The use of lower gold prices in reserve calculations and life of mine (LoM) plans could also result in material impairments of Gold Fields’ investment in mining properties or a reduction in its reserve estimates and corresponding restatements of its reserves and increased amortisation, reclamation and closure charges.

In Peru, copper accounts for a significant proportion of the revenues at Gold Fields’ Cerro Corona mine, although copper is not a major element of Gold Fields’ overall revenues. Over the period from 2011 to 2020, the price of copper has declined from an average price of U.S.$8,836 per tonne to an average price of U.S.$6,184 per tonne in 2020. As at 17 March 2021, the price of copper was U.S.$9,027 per tonne. In addition, when Gold Fields’ Salares Norte project becomes operational, silver will be expected to contribute approximately 10 per cent. of the revenues at the Salares Norte project, despite silver not being expected to become a major contributor to Gold Fields’ overall revenues. Between 2011 and 2020, the price of silver has declined from an average of U.S.$35.32 per ounce to an average of U.S.$20.51 per ounce in 2020. As at 17 March 2021, the price of silver was U.S.$25.94 per ounce. A variety of factors have and may depress global copper and silver prices and a decline in copper and silver prices, which have also fluctuated widely, would adversely affect the revenues, profit and cash flows of the Cerro Corona mine and the Salares Norte project, respectively.

Because gold is sold in U.S. dollars, while a significant portion of Gold Fields’ production costs are in Australian dollars, Rand and other non-U.S. dollar currencies, Gold Fields’ operating results and financial condition could be materially harmed by a material change in the value of these non-U.S. dollar currencies.

Gold is sold throughout the world in U.S. dollars. Gold Fields’ costs of production are incurred principally in U.S. dollars, Australian dollars, Rand and other currencies. Recent volatility in the Rand (including depreciating in fiscal 2018 and 2019, followed by strengthening in fiscal 2020) and the Australian dollar against the U.S. dollar (including depreciating in fiscal 2018 and 2019, followed by a strengthening in fiscal 2020) made our reported costs in South Africa and Australia and results of operations less predictable than when exchange rates are more stable. As a result, any significant and sustained appreciation of any of these non-U.S. dollar currencies against the U.S. dollar may materially increase Gold Fields’ costs in U.S. dollar terms, which could materially adversely affect Gold Fields’ business, operating results and financial condition.

Conversely, inflation in any of the countries in which it operates could increase the prices Gold Fields pays for products and services and could have a material adverse effect on Gold Fields’ business, operating results and financial condition if not offset by increased gold prices.

Gold Fields has experienced, and may continue to experience, difficulties, operational delays, cost pressures and impact associated with the mine ramp-up post the organisational restructuring and supporting interventions at the South Deep operation in South Africa.

South Deep has had a number of operational challenges since Gold Fields acquired it in 2006. The key challenge has been the difficulty in transitioning the mine from a conventional mining operation and mindset to a low grade, bulk, deep level mechanised mining operation. South Deep (which represented 64 per cent. of Gold Fields’ managed gold mineral reserves as at 31 December 2020) is a complex and unique mine, that has faced persistent issues that needed to be addressed in a holistic manner, which include:

•	ensuring the health and safety of our people;

•	labour productivity;

•	a maturing management operating system and associated execution tactics which impact the attainment of mining and production targets;

•	maturing equipment requiring increased maintenance and difficult operating conditions which affect equipment reliability;

•	extensive and aging infrastructure and support services required to underpin mining activities, which require substantial management intervention;

•

a unique and complex mining method, including long hole stoping mining at between 2,500 and 3,000 metre depth with attendant challenging geotechnical and ground conditions requiring extensive support; and

•	alignment of output levels with the commensurate operating and overhead costs for the profile of a low grade, bulk mechanised mining operation.

In addition, structural inflation in South Africa continues to cause operating costs to rise.

Since 2006, there have been numerous interventions to address these challenges, including optimising the mining method, extensive training and skills development, changing shift and work configurations, and outsourcing functions, the mine continued to make losses. Given the extensive investment that Gold Fields made through to 2018 (approximately R34.56 billion, including R22.3 billion in acquisition costs), management determined that the mine could no longer sustain these cash losses and that the cost structure and operating model needed to be realigned with the lower level of production.

During late 2017 and 2018, South Deep completed its organisational restructuring plan through a series of restructuring interventions commencing with a 25 per cent. reduction in management (47 employees) followed by a voluntary retrenchment programme (261 employees) and culminating with a retrenchment exercise impacting 1,102 employees and 460 contractors. This retrenchment exercise resulted in a six-week strike action by the South Deep branch of the National Union of Mineworkers (NUM) in late 2018, which resulted in the signing of a formal settlement agreement between Gold Fields and NUM on 21 December 2018. As part of the settlement agreement, the parties agreed to renegotiate and modernise the collective and other agreements, which govern the working relationship between the two parties. Despite the progress achieved with respect to Gold Fields’ relationship with organised labour at South Deep, there can be no guarantee that labour relations at South Deep will not deteriorate in the future.

A key component of the restructuring exercise was to build the leadership and managerial capacity and capability of our front-line and middle manager leaders and embed a top to bottom management operating system. As a result, the “Siyhapambili” programme was developed and implemented during 2019 and continued to be supported during 2020. While we have seen improvement in the capability and performance of our front-line and middle management at South Deep, there can be no guarantee that this programme will lead to the expected improvements in operations or that these improvements will be sustained. Additionally, our South Deep mine was significantly impacted by the COVID-19 pandemic during fiscal 2020, resulting in the closure of the mine for 21 days following a national lockdown in South Africa. See “—The impact from, and measures taken to address, the COVID-19 pandemic have, and may continue to, adversely affect Gold Fields’ people, and may impact its business continuity, operating results, cash flows and financial condition”.

The restructuring initiated in 2018 and aligned to delivering the seven-year ramp-up plan was further embedded in 2019 and 2020, incorporating a reduced workforce and mobile equipment levels in line with the overall mining activity which increased focus on core productivity and supported the cost improvements. Sustaining traction on the mine’s core strategic project themes, key performance indicators and enablers is integral to facilitating delivery on the production ramp-up over the next five years and delivering LoM steady state volumes and projected financial metrics.

Failure by South Deep to maintain focus on the issues noted above in an increasingly complex social-political landscape may result in the operation not achieving its expected production level or the reduced costs contemplated by the restructuring in a timely manner or at all. The actions taken by South Deep to address the above issues may not yield the expected results. In addition, further labour destabilisation, poor labour relations and low morale may have a negative impact on production levels and costs. Any of the above could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

To the extent that Gold Fields seeks to replace its annual mineral reserve and resource depletion and grow its reserve and resource base to extend the life of operations through exploration and project development, it may experience challenges associated with its mining projects.

In fiscal 2020, four out of Gold Fields’ seven non-South African mines (excluding Salares Norte and the Asanko JV (as defined below)) reported higher mineral reserves after accounting for annual production depletion and all other influencing factors. See “—Additional Information on the Company—Reserves of Gold Fields as at 31 December 2020—Methodology”.

In order to replace its mineral reserves and resources at its international operations or expand its operations and reserve and resource base, Gold Fields expects to rely, in part, on discovery from exploration for gold, and other metals associated with gold, as well as its ability to develop mining projects. Exploration for gold and other metals associated with gold is speculative in nature, involves many risks and is frequently unsuccessful. In some locations such as Western Australia, the rights to explore nearby locations are held by other mining companies, and therefore, exploration may be significantly restricted, or not possible. In addition, the existence of cultural heritage sites may restrict or prevent access to certain areas, or require lengthy consultation and/or approval processes to be undertaken. Gold Fields’ exploration strategy is based on maintaining exploration momentum at relevant operations with appropriate annual funding which ensures programmes retain traction and that high potential targets are advanced timeously. To the extent that ore bodies are to be developed, it can take a number of years and substantial expenditures from the initial phases of drilling and discovery until production commences, during which time the economic feasibility of production may change. In addition, to the extent Gold Fields participates in the development or operation of a project through a joint venture or any other multi-party commercial structure, such as the Gruyere Gold Mine (Gruyere) in Western Australia in which Gold Fields holds a 50 per cent. interest (through Gold Fields’ subsidiary) or the Asanko JV in Ghana where Gold Fields holds a 45 per cent. attributable interest, there could be disagreements, technical, legal or otherwise, or divergent interests or goals among the parties, which could jeopardise the success of the project. There can be no assurances that Gold Fields will be able to replace its reserves and resources through exploration, project development or otherwise and, if Gold Fields is unable to replace its reserves and resources, this could erode future planned cash flow and have a material adverse effect on its business, operating results and financial condition.

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

In order to maintain or expand its operations and reserve and resource base, Gold Fields may seek to enter into joint ventures, enter into other business combination transactions or to make acquisitions of selected precious metal producing companies or assets. For example, in November 2016, Gold Fields entered into a 50:50 unincorporated joint venture with Gold Road Resources (Gold Road) for the development and operation of the Gruyere operation in Western Australia. See “—Additional Information on the Company—Gold Fields’ Mining Operations—Australasia—Gruyere”. In addition, in 2018, Gold Fields entered into a joint venture under which Gold Fields’ subsidiary acquired a 45 per cent. stake in Asanko Gold Ghana Limited (the Asanko JV), which holds a 100 per cent. interest in Asanko. Pursuant to the joint venture, Galiano Gold, Inc., formerly Asanko Gold Inc. (Galiano) holds a 45 per cent. interest in the Asanko JV and the Ghanaian government holds 10 per cent. of the Asanko JV as a free carried interest. See “—Additional Information on the Company—Gold Fields’ Mining Operations—West Africa Operations—Asanko JV”. Any such acquisitions, combinations or joint ventures may change the scale of the Company’s business and operations and may expose it to new geographic, geological, political, social, strategic, operating, financial, legal, third-party, counterparty, regulatory and contractual risks. Gold Fields could also be subject to termination and/or buy-out rights in the event that it breaches its joint venture contractual obligations. There can be no assurance that any acquisition, combination or joint venture will achieve the results intended, and, as such, could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

Gold Fields may experience unforeseen difficulties, delays or costs in implementing its business strategy and projects (particularly at Damang and Salares Norte), including any strategic projects, cost-cutting initiatives, divestments and other initiatives and any such strategy or project may not result in the anticipated benefits.

The ability to grow the business will depend on the successful implementation of Gold Fields’ existing and proposed strategic initiatives, such as the reinvestment of Damang, the achievement of a 15 per cent. adjusted free cash flow margin at a gold price of U.S.$1,300 per ounce and the successful construction of the Salares Norte project. See “Integrated Annual Report—CEO’s Report”. The Damang reinvestment and the Salares Norte Project, are exposed to all of the risks described in “—To the extent that Gold Fields seeks to replace its annual mineral reserve and resource depletion and grow its reserve and resource base to extend the life of operations through exploration and project development, it may experience challenges associated with its mining projects”.

The successful implementation of the Company’s strategic initiatives depends upon many factors, including those outside its control. For example, the successful achievement of a 15 per cent. adjusted free cash flow margin at a gold price of U.S.$1,300 per ounce will depend on, among other things, prevailing market prices for input costs.

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

Gold Fields is in the process of implementing initiatives, notably in relation to its Damang mine which include its strategic restructuring, including the reduction of marginal mining, cost-efficiency initiatives, increased brownfield exploration, production planning and cost-cutting. Any future contribution of these measures to profitability will be influenced by the actual benefits and savings achieved and by Gold Fields’ ability to sustain these ongoing efforts. Strategic restructuring and cost-cutting initiatives may involve various risks, including, for example, labour unrest and operating licence withdrawal. The risk is elevated in South Africa and Ghana, given Gold Fields’ mining rights obligations. See “—Gold Fields’ mineral rights are subject to legislation, which could impose significant costs and burdens and which impose certain ownership requirements, the interpretation of which is the subject of dispute”.

With respect to the Salares Norte project, Gold Fields may face cost overrun, such as costs relating to environmental approvals, delays to its planned commencement date, including delays due to the COVID-19 pandemic uncertainty, or difficulties in achieving the expected technical parameters once operational, any of which could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

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

Gold Fields’ mineral reserves are estimates based on a number of technical and economic assumptions, which, if proven inaccurate or changed, may require Gold Fields to lower its estimated mineral reserves.

The mineral reserves stated in this annual report are estimates based on assumptions regarding, among other things, Gold Fields’ costs, expenditures, commodity prices, exchange rates, geology models, resource estimation models, mining methods, mining equipment, mining rates and metallurgical and mining recovery assumptions, which may prove inaccurate due to a number of factors, many of which are beyond Gold Fields’ control. The mineral reserves are also based on reasonable assumptions related to the availability of power and water and also on the ability to maintain the licensing and permitting required to support the LoM plans. In the event of Gold Fields adversely revises any of the assumptions that underlie its mineral reserves reporting, Gold Fields may need to revise its mineral reserves. See “—Additional Information on the Company—Reserves of Gold Fields as at 31 December 2020”.

In 2020, South Deep continued to execute its short-term and long-term plan, in line with the key improvement themes it had identified pursuant to the 2018 restructuring, which are leadership changes, production efficiency improvements, and technology modernisation. South Deep’s 2021 performance will continue to be assessed on the same criteria to enable productivity and cost improvements. See “—Additional Information on the Company—Gold Fields’ Mining Operations—South African Operations—South Deep” for information on South Deep’s 2020 performance. Despite the 2018 restructuring and implementation of the initiatives supporting the key improvement themes for the mine, there can be no assurance that the ongoing implementation of the restructuring will not result in lower than expected long-term steady state production volumes, cost fluctuations, reduced reported mineral reserves and life of mine, or other associated issues at South Deep.

The reduction of reserves held by the Company, including due to any of the above could have a material adverse effect on Gold Fields’ business, operating results and financial condition. See “—Additional Information on the Company—Reserves of Gold Fields as at 31 December 2020— Methodology”.

Actual and potential supply chain shortages and increases in the prices of production inputs may have a material adverse effect on Gold Fields operations and profits.

Gold Fields’ operating results may be affected by the availability and pricing of raw materials and other essential production inputs, including fuel, steel and cyanide and other reagents. The price and quality of raw materials may be substantially affected by changes in global supply and demand, the impact from the COVID-19 pandemic, along with weather conditions, governmental controls and other factors. See “—The impact from, and measures taken to address, the COVID-19 pandemic have, and may continue to, adversely affect Gold Fields’ people, and may impact its business continuity, operating results, cash flows and financial condition”. A sustained interruption in the supply of any of these materials would require Gold Fields to find acceptable substitute suppliers and could require it to pay higher prices for such materials. Any significant increase in the prices of these materials will increase the Company’s operating costs and affect production considerations.

The price of oil has been volatile, fluctuating between U.S.$74.57 and U.S.$54.91 per barrel of Brent Crude in 2019, and between U.S.$68.66 and U.S.$19.33 per barrel of Brent Crude in 2020. As at 17 March 2021, the price of oil was at U.S.$68.00 per barrel of Brent Crude.

In June 2019, the Ghanaian operations entered into fixed price ICE Gasoil cash settled swap transaction for a total of 123.2 million litres of diesel, representing 50 per cent. of annual fuel consumption, for the period January 2020 to December 2022. The average swap price is U.S.$575 per metric tonne (equivalent U.S.$75.8 per barrel). At the time of the transactions, the average Brent swap equivalent over the tenor was U.S.$59.2 per barrel. At 31 December 2020, the mark-to-market value on the hedge was negative U.S.$10.0 million.

In June 2019, the Australian operations entered into fixed price Singapore 10ppm Gasoil cash settled swap transactions for a total of 75.0 million litres of diesel, representing 50 per cent. of annual fuel consumption, for the period January 2020 to December 2022. The average swap price is U.S.$74.0 per barrel. At the time of the transactions, the average Brent swap equivalent over the tenor was U.S.$57.4 per barrel. At 31 December 2020, the mark-to-market value on the hedge was negative U.S.$5.1 million (A$6.6 million).

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

Gold Fields’ South Deep mining operation depends upon electrical power generated by the state-owned power provider, Eskom Limited (Eskom). See “Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements—Overview—Costs—South Africa region”. Eskom holds a monopoly on power supply in the South African market, supplying nearly 95 per cent. of the country’s electricity needs. Eskom’s tariffs are regulated by the National Energy Regulator of South Africa (NERSA) and are determined through a consultative multi-year price determination (MYPD) process, with occasional tariff increase adjustments under the Regulatory Clearing Account (RCA) mechanism. In the most recent MYPD process, NERSA granted Eskom tariff increases of 9.42 per cent. (later adding an additional 4.4 per cent.) for the period 2019 to 2020, 8.1 per cent. for the period 2020 to 2021 (later adding an additional 0.66 per cent.) and 5.22 per cent. for the period 2021 to 2022.

In June 2020, Eskom obtained a judgment to recover an additional shortfall of R35 billion for 2014 to 2017 period, as NERSA had initially set the RCA for such period at R32 billion. In July 2020, the South African government provided Eskom with an additional R69 billion bailout for the 2019 to 2021 period, which, pursuant to a South African court order, permitted Eskom to recover the amount over a three-year period through future tariff increases. NERSA has agreed to provisionally add R10 billion of the R69 billion to electricity tariffs, which may result in a 15.63 per cent. tariff increase for the 2021 to 2022 period (instead of the anticipated 5.22 per cent.). Eskom is also assessing its options with respect to NERSA’s determination of a R13 billion RCA amount for the 2018 to 2019 period, instead of the R27.3 billion that Eskom had applied for. This would impact the tariff increase scheduled for implementation on 1 April 2021. As a result of the judgments rendered in favour of Eskom, and the potential for further reassessment of the 2018 to 2019 period, it is likely that Eskom’s electricity tariffs will increase significantly.

Eskom is currently undergoing a vertical unbundling to separate the company’s transmission, generation and distribution functions, which is expected to be completed by 2022. The unbundling may cause continued poor reliability of the supply of electricity, price instability and a possible tariff increase in the future. Eskom’s coal fired power plants have not performed well for a number of years, with national rotational power cuts (load shedding) having been implemented in late 2019 through early 2021, which are expected to continue through at least September 2021. Gold Fields recognises the problems with Eskom and is therefore looking for alternative energy sources in South Africa. For example, South Deep had a 40MW solar power plant approved in February 2021. Despite these measures, Gold Fields may continue to be reliant on Eskom, and should Gold Fields experience further power tariff increases or power cuts (load shedding), its business, operating results and financial condition may be adversely impacted.

In Australia, Gold Fields’ Agnew, Granny Smith and Gruyere mines receive their electricity supply primarily from an 18MW, 35MW and 45MW, respectively, gas-fired power station. The St. Ives operation obtains electricity pursuant to a contract with BHP Nickel-West that expires in January 2024, which requires St. Ives to procure its own supply of natural gas. Considering the reliance on gas transmission pipelines, if any of Gold Fields’ Australian operations were to lose their supply, replacement of this supply at the quantities required (through alternatives such as diesel or greater reliance on existing renewable energy infrastructure) may not be possible, or at the very least may entail a significant increase in costs in the medium and long term. Any such increase in costs could have a material adverse impact on Gold Fields’ business and operating results.

In Ghana, Gold Fields’ mines are supplied primarily by power plants operated by Genser Energy Ghana Limited (Genser Energy), which supplies Damang’s total power requirements from a 27.5MW power plant and approximately 95 per cent. of Tarkwa’s power requirements from a 57MW power plant. If either of these plants fail or supply insufficient power, Tarkwa and Damang may be required to source additional power from the national grid providers Volta River Authority (VRA) and the Electricity Company of Ghana (ECG), respectively, or may be subject to power disruptions.

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

Eskom reintroduced national rotational power cuts (load shedding) in December 2018. The load shedding rose to Stage 4 (the national grid was short of approximately 4,000MW) in February 2019 and again in March 2019. In December 2019, due to heavy rains and unprecedented number of coal power station failures, load shedding Stage 4 rose to Stage 6 (the national grid was short of approximately 6,000MW). Load shedding continued throughout 2020. During January and February 2021, due to the breakdown of generation units, Eskom repeatedly implemented, then suspended, Stage 2 (the national grid was short of approximately 2,000MW) load shedding. Eskom has warned that there is a risk of load shedding lasting for at least another five years. Eskom’s inability to fully meet the country’s demand has led to, and is expected to continue to lead to, rolling blackouts and unscheduled power cuts. There is no assurance that Eskom’s efforts to protect the national electrical grid will prevent a complete national blackout, which would have a material adverse effect on Gold Fields’ operations in South Africa.

In addition, as noted above, Eskom has commenced its vertical unbundling process, which should result in the legal separation of the company’s transmission function (expected by December 2021), and generation and distribution functions (expected by December 2022). Poor reliability of the supply of electricity and instability in prices are expected to continue through the unbundling process.

Gold Fields has a voluntary load curtailment agreement with Eskom. Under this agreement, Gold Fields is required to reduce demand by up to 50 per cent. of load, depending on the severity of the shortage, for a specified period of time during which the national grid is unable to maintain its load. During February 2019, Gold Fields was required to reduce demand by 10 per cent. three times, 15 per cent. twice and by 20 per cent. once. During 2020, Gold Fields was required to reduce demand by 10 per cent. 17 times, 15 per cent. once and by 20 per cent. three times. Any further disruption or decrease in the electrical power supply available to Gold Fields’ South Deep operation could have a material adverse effect on its business, operating results and financial condition.

In Ghana, although approximately 95 per cent. of Tarkwa’s electricity is supplied by an independent power producer, Tarkwa has experienced challenges with frequent power surges from the national grid, which caused some delays in the process plant. On 31 January 2020, Genser Energy expanded the energy supply by an additional 15MW of capacity, with the aim to provide Tarkwa with its total power supply needs. While Damang has been insulated from the national grid’s power interruptions due to receiving its total power requirements from an independent power producer, there can be no guarantee that this source of power will not fail or be interrupted. While Gold Fields has taken steps to source power from an independent power producer through on-site gas turbines to complement its self-generated sources, any gas supply chain-related risk specific to the regions where Gold Fields operates could affect Gold Fields’ business, operating results and financial condition.

Should Gold Fields continue to experience power fluctuations or usage constraints at any of its operations, then its business, operating results and financial condition may be materially adversely impacted.

Our high debt levels pose risks to our viability and may make us more vulnerable to adverse economic and competitive conditions, as well as other adverse developments.

Gold Fields carries significant debt relative to its shareholder equity. As of 31 December 2020, Gold Fields’ consolidated debt was U.S.$1.53 billion. U.S.$0.1 billion of Gold Fields’ consolidated debt becomes due over the 12 months following 31 December 2020.

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

The effects of each of these factors could be further intensified if Gold Fields increases its borrowings. As Gold Fields continuously reviews its funding and maturity profile, it expects to consider additional opportunities to access the international U.S. dollar bond markets primarily to refinance its debt facilities. A sustained and negative movement in the price of gold will negatively impact Gold Fields’ ability to repay its debt. Any failure to make required debt payments could, among other things, adversely affect Gold Fields’ ability to conduct operations or raise capital, which could have a material adverse effect on Gold Fields’ business, operating results or financial condition.

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

The information security management system protecting Gold Fields’ information, communication and technology infrastructure and network may be subject to security breaches (e.g. cyber-crime or activists) or other incidents that can result in misappropriation of funds, increased health and safety risks to people, disruption to our operations (as a result of the increasing interface between operational technology and information technology), environmental damage, loss of intellectual property, disclosure of commercially or personally sensitive information, legal or regulatory breaches and liability, other costs and reputational damage.

Although Gold Fields has been following the established best practices in relation to cyber security (e.g. having attained the ISO 27001 cyber security certification for corporate and regional offices and mining operations in 2019), two cyber security breaches occurred in fiscal 2020. One in Ghana as a result of a phishing attack, and the second in Peru from a ransomware attack. While no material losses related to the cyber security breaches resulted, given the increasing sophistication and evolving nature of this threat, Gold Fields cannot rule out the possibility of them occurring in the future. An extended failure of critical system components, caused by accidental, or malicious actions, including those resulting from a cyber security attack, could result in a significant environmental incident, commercial loss or interruption to operations.

In addition, the interpretation and application of consumer, privacy and data protection laws in South Africa, the United States and elsewhere are uncertain and evolving. It is possible that regulators may interpret and apply these laws in a manner that is inconsistent with Gold Fields’ data processes and practices. Complying with these various laws is complex and could cause Gold Fields to incur substantial costs or require it to change its business practices in a manner adverse to its business. For example, on 25 May 2018 the General Data Protection Regulation (GDPR) came into force. The GDPR is a European Union-wide framework for the protection of personal data being processed in, or outside, the EU, based on certain application criterion. The GDPR enhances existing legal requirements through several new rules, including stronger rights for data subjects, cross-border transfer of information, mandatory data breach notification requirements, and an increase in penalties and fines for non-compliance. Failure to comply with the GDPR may lead to substantial penalties and fines. Confidentiality breaches have historically been a great risk for the mining sector.

In Australia, Gold Fields’ data practices must comply with the Privacy Act 1998 (Cth) (Australian Privacy Act) and state-based surveillance laws. The Australian Privacy Act regulates the way an individual’s personal information is handled. Under the Australian Privacy Act, there is a mandatory scheme requiring entities to report data breaches to the Office of the Australian Information Commissioner (OAIC) and affected individuals if the breach is likely to result in serious harm to an individual whose personal information is involved. In 2019, the Commonwealth Attorney-General and Minister for Communications in Australia announced plans to amend the Australian Privacy Act to provide a new regime of increased penalties for privacy breaches and giving the OAIC greater enforcement powers. In October 2020, the Australian Government requested public feedback on various privacy issues. After reviewing the input received, the Australian Government is expected to prepare a discussion paper outlining possible reform options in 2021. These proposed amendments have not yet been enacted.

South Africa’s data protection legislation, the Protection of Personal Information Act, 2013 (POPI), has become effective as of 1 July 2020. All processing of personal information must conform with POPI’s provisions by 1 July 2021. As with the GDPR, failure to comply with POPI may lead to significant penalties, fines and/or imprisonment, depending on the severity of the infraction.

Gold Fields faces continued geotechnical challenges, which could adversely impact its production and profitability.

Gold Fields and the mining industry are facing continued geotechnical challenges due to ageing of certain mines and a trend toward mining deeper pits and more complex, often deeper underground deposits. This leads to higher pit walls, more complex underground environments, increased exposure to geotechnical instability, and increased propensity for seismic damage and hydrological impacts. As Gold Fields’ operations are maturing, the open pits at many of its sites are getting deeper and it has experienced certain geotechnical failures at some of its mines.

For Gold Fields’ open pit operations, no assurances can be given that unanticipated adverse geotechnical and hydrological conditions, such as landslides and pit wall failures, which could result in potential ore loss and/or prevent or limit pit access, will not occur in the future or that such events will be detected in advance. Further, Gold Fields’ underground operations are also maturing, and mining is at deeper levels which may be more prone to seismicity. This is of particular concern at South Deep and the Wallaby underground operation at Granny Smith. At South Deep, there were 21 damaging seismic incidents in 2020 (a 22 per cent. decrease from 2019), which resulted the injury of 6 other employees. Gold Fields endeavours to use industry best practices in seismological monitoring and analysis in addition to the use of dynamic capable ground support in these operations. However, in Gold Fields’ underground operations, no assurances can be given that unanticipated adverse geotechnical and hydrological conditions, such as mine seismicity and inrushes, will not occur in the future or that such events will be detected in advance.

Gold Fields has appointed external geotechnical review boards (the Geotechnical Review Boards) to help implement industry best practice geotechnical design, monitoring, mine design, extraction sequencing, and ground support implementation, specifically at Cerro Corona, South Deep and the Wallaby mine at Granny Smith. Gold Fields also cannot guarantee that any recommendations by the Geotechnical Review Boards will be implemented effectively or that the ongoing monitoring of Gold Fields’ mines will not be interrupted. Geotechnical instabilities and mine induced seismicity can be difficult to predict and are often affected by risks and hazards outside of Gold Fields’ control, such as severe weather and rainfall, which may lead to periodic floods, mudslides, and wall instability, which may result in slippage of material with respect to geotechnical conditions and, in relation to seismicity, the regional extraction rate or mining on the same geological structure as the neighbouring mine, which may lead to higher than anticipated seismic activity, which may result in damage to infrastructure and prevent access to the affected mining areas.

Geotechnical failures and seismic activity could result in limited or restricted access to mine sites, suspension of operations, government investigations, increased monitoring costs, remediation costs, loss of ore and other impacts, which could have a material adverse impact on Gold Fields’ reputation, business, operating results and financial condition.

The continued status of South Africa’s credit rating as non-investment grade may have an adverse effect on Gold Fields’ ability to secure financing.

Prior to 2018, the challenges facing the mining industry and other sectors, among other factors, had resulted in the downgrading of South Africa’s sovereign credit rating to non-investment grade by Standard & Poor’s and Fitch Ratings. Since 2018, on 23 March 2018, Moody’s affirmed its Baa3 sovereign credit rating for South Africa and upgraded its outlook to stable, listing the beginning of reform under president Ramaphosa. On 26 May 2018, Standard & Poor’s affirmed its non-investment sovereign credit rating for South Africa of BB with a stable outlook and on 23 November 2018 kept South Africa’s sovereign credit ratings unchanged at non-investment grade. On 26 July 2019, Fitch Ratings affirmed its sub-investment grade sovereign credit rating of

BB+ for South Africa and downgraded its outlook from stable to negative. On 27 March 2020, Moody’s downgraded South Africa’s sovereign credit rating to the non-investment grade rating of Ba1 with a negative outlook, citing the continuing deterioration in fiscal strength and structurally very weak growth. On 3 April 2020, Fitch Ratings downgraded South Africa’s sovereign credit rating to BB, maintaining a negative outlook. On 29 April 2020, Standard & Poor’s downgraded South Africa’s sovereign credit rating to BB-, with a stable outlook. On 20 November 2020, each of Moody’s and Fitch downgraded South Africa’s sovereign credit rating further to Ba2 with a negative outlook, and BB- with a negative outlook, respectively.

The continued status of South Africa’s sovereign credit rating as non-investment grade by Standard & Poor’s, Moody’s or Fitch Ratings may adversely affect the South African gold mining industry and Gold Fields’ business, operating results and financial condition by making it more difficult to obtain external financing or could result in any such financing being available only at greater cost or on more restrictive terms than might otherwise be available. The recent downgrades of South Africa’s sovereign credit rating could also have a material adverse effect on the South African economy as many pension funds and other large investors are required by internal rules to sell bonds once two separate agencies rate them as non-investment grade. Any such negative impact on the South African economy may adversely affect the South African gold mining industry and Gold Fields’ business, operating results and financial condition.

The failure to modernise operations may have a material adverse effect on Gold Fields’ business.

Gold Fields’ business is increasingly dependent on its ability to modernise its operations, including operating models, safer vehicles, IT systems and digital technology. Improvements to these systems are necessary for Gold Fields to increase its resource to reserve conversion, improve productivity and efficiency, reduce costs, decrease power consumption, improve safety and reduce environmental impact, among other things.

Modernisation of its operations require Gold Fields to adopt new technologies, new organisational structures and new skills. It also requires Gold Fields to manage its technology development and costs. Among other things, Gold Fields will likely have to form partnerships with original equipment manufacturers over whom Gold Fields does not have operational control.

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

A portion of Gold Fields’ operations in South Africa, Australia and Peru are currently conducted by outside contractors, and in Ghana, Gold Fields relies on contract mining at the Damang and Tarkwa mines. Gold Fields’ operations at sites utilising contractors or contract mining are subject to a number of risks, some that are outside Gold Fields’ control, including contract risk, execution risk, dispute and litigation risk, regulatory risk and labour risk, which could result in additional costs and liabilities. For example, in December 2019, Gold Fields terminated its contract with BCM Ghana Limited (BCM) in respect of mining services at the Damang mine, and the termination became the subject of a dispute between BCM and Gold Fields. Under the terms of its agreement with BCM, Gold Fields expected to purchase certain fleet and inventory from BCM. As at 31 December 2020 and 31 December 2019, Gold Fields recognised U.S.$39.5 million and U.S.$40.3 million in trade and other payables in connection with such mining equipment. See “Annual Financial Report—Notes to the consolidated financial statements—Note 13. Assets held for sale”. As a result, to continue mining operations at Damang, Gold Fields had to hire third party mining equipment at a cost of approximately U.S.$18 million for use by the new mining contractor. The BCM dispute may result in protracted litigation. Gold Fields could incur significant costs as a result of such potential litigation. However, the alternative of leaving the matter unresolved, may be more costly. The dispute between Gold Fields and BCM is ongoing and the outcome of the dispute remains uncertain.

Mining contractors are also vulnerable to issues relating to commerciality, liquidity and solvency, which may result in mining operators such as Gold Fields providing additional financial support to mining contractors. For example, in February 2020, Gold Fields approved an advance payment, recoverable over 36 months, of approximately U.S.$68.3 million to one of the mining contractors at its operations in Ghana for the purchase of mining equipment. However, the local mining contractors in Ghana continue to experience financial difficulties. In addition to being significantly less expensive than owner mining, the current contract mining model is still preferred to owner mining in Ghana due to a number of factors, including the large capital outlay for fleet replacement as well as the labour inflexibility and liabilities associated with owner mining. Gold Fields is taking steps to adopt and implement a comprehensive strategy to ensure contract mining sustainability in our West Africa operations.

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

A number of Gold Fields’ properties have experienced illegal and artisanal mining activities and theft of gold and copper bearing materials and copper cables (which may be by employees or third parties). These activities could lead to future interference with Gold Fields’ operations and result in conflict situations that present a security threat to human life and property. Most recently, in December 2019, a group armed with assault weapons carried out an attack at the South Deep operation in South Africa, resulting in the theft of approximately U.S.$500,000 in gold concentrate.

Illegal and artisanal mining is associated with a number of negative impacts, including environmental degradation and human rights abuse. Effective local government administration is often lacking in the locations where illegal and artisanal miners operate because of rapid population growth and the lack of functioning structures which can create a complex and unstable social environment. In Ghana, the government lifted its ban on small scale mining, effective 17 December 2018. The ban was imposed at the beginning of 2017 in an attempt to regularise the small-scale mining sub-sector. The government also indicated its intention to withdraw military personnel who were deployed to mining concessions to provide security and help prevent encroachment by illegal miners. The withdrawal was to be effective at the end of January 2019. To fill the void that would be created by the absence of the military, the Ghanaian Chamber is negotiating a security agreement with the Ghana Police Service, on behalf of its members, but no security agreements have yet been signed.

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

HIV/AIDS, tuberculosis and the spread of contagious diseases pose risks to Gold Fields in terms of lost productivity and increased costs.

The prevalence of HIV/AIDS in South Africa poses risks to Gold Fields in terms of potentially reduced productivity and increased medical and other costs. Compounding this are the concomitant infections, such as tuberculosis, that can accompany AIDS, particularly at the end stages, and cause additional healthcare-related costs. Further, certain underlying health conditions including conditions which compromise the immune system, such as HIV/AIDS, have worsened the outcomes among the individuals infected with COVID-19. See “—The impact from, and measures taken to address, the COVID-19 pandemic have, and may continue to, adversely affect Gold Fields’ people, and may impact its business, operating results, cash flows and financial condition”.

If there is a significant increase in the incidence of HIV/AIDS infection and related diseases among the workforce, this may have a material adverse effect on Gold Fields’ business, operating results and financial condition. See “Integrated Annual Report—Safety and Wellbeing of our People—Health and Wellness—HIV/Aids”.

Risks related to environmental, social and corporate governance

Mining companies are increasingly expected to provide benefits to affected communities. Failure to comply with these requirements can result in legal suits, additional operational costs, investor divestment and impact our “social licence to operate”, which could adversely impact Gold Fields’ business, operating results and financial condition.

We, like many mining companies face increasing pressure over the “social licence to operate”, meaning the acceptance by local stakeholders of a company and its activities. While formal permission to operate is ultimately controlled by host governments, many mining activities require social permission from host communities and influential stakeholders to carry out operations effectively, sustainably and profitably.

There is increasing pressure to demonstrate that, while a satisfactory return on investment for shareholders is sought, the environment, human rights and other key sustainability issues must be responsibly managed and stakeholders, such as employees and contractors, host communities and the governments of the countries in which they operate, also benefit from their commercial activities. There is also increasing action by members of the general financial and investment communities, such as asset managers, sovereign wealth funds, public pension funds, universities and other groups, to promote improvements in environment, social and governance (ESG) performance by us and others.

The potential consequences of these pressures and the adverse publicity in cases where companies are believed not to be creating sufficient social and economic benefit or are perceived to not be responsibly managing other sustainability issues may result in additional operating costs, higher capital expenditures, reputational damage, active stakeholder opposition (possibly resulting in delays, disruptions and stoppages), allegations of human rights abuses, legal suits, regulatory intervention and investor withdrawal.

In order to maintain its social licence to operate, Gold Fields may need to design or redesign parts of its mining operations to minimise their impact on such communities and the environment, either by changing mining plans to avoid such impact, by modifying operations, by changing planned capital expenditures or by relocating the affected people to an agreed location. Anti-mining sentiments in some of the communities in which Gold Fields operates have been exacerbated by high unemployment and violent crime rates, land acquisition and involuntary resettlement, artisanal and small-scale mining, rights of indigenous peoples and respect for cultural heritage, government service delivery failure, environmental incidents and blasting incidents. If any of our operations are halted or projects delayed as a result of Gold Fields failing to attain and maintain community support, or due to any other community-related disruptions, including the impact from the COVID-19 pandemic, such operations or projects could decrease in value or we may be unable to maintain our operations or bring such projects into production.

Responsive measures may require Gold Fields to take costly and time-consuming remedial measures, including providing compensation for land and contributing to the restoration of livelihoods of those impacted. In addition, Gold Fields is obliged to comply with the terms and conditions of all the mining rights it holds in South Africa. To this end, the Social and Labour Plan (SLP) provisions of our mining rights must take into account local economic development, among other obligations. See “—Gold Fields’ mineral rights are subject to legislation, which could impose significant costs and burdens and which impose certain ownership requirements, the interpretation of which are the subject of dispute—South Africa”. Gold Fields also undertakes social and economic development spending in Australia, Chile, Ghana and Peru, either voluntarily and/or as a condition of its mining rights. See “Integrated Annual Report—Value Creation For Stakeholders—Communities”. In addition, as Gold Fields has a long history of mining operations in certain regions or has purchased operations which have a long history, issues may arise regarding historical as well as potential future environmental or health impacts in those areas.

The cost of measures and other issues relating to the sustainable development of mining operations has placed significant demands on our resources and could increase capital and operating costs and have a material adverse impact on Gold Fields’ reputation, business, operating results and financial condition.

Gold Fields’ operations are subject to environmental, health and safety regulations, which could impose additional costs and compliance requirements and Gold Fields may face claims and liability for breaches, or alleged breaches, of such regulations and other applicable laws.

Gold Fields’ operations are subject to various environmental, health and safety laws, regulations, permitting requirements and standards. For example, Gold Fields is required to secure estimated mine closure liabilities. In 2020, Gold Fields’ total gross mine closure liability was approximately U.S.$467 million. The funding methods used to make provision for the required portion of these mine closure cost liabilities, in accordance with in-country legislation, are as follows:

•	South Africa: contributions to environmental trust funds and guarantees;

•	Ghana: reclamation bonds underwritten by banks, and restricted cash;

•

Australia: while there is an annual levy payable to the state of Western Australia of 1 per cent. of the total mine closure liability, this goes into a State-administered fund known as the Mine Rehabilitation Fund, which is used to rehabilitate legacy sites or sites that have been prematurely closed or abandoned. As a consequence, Gold Fields’ Australian operations self-fund all mine closure liabilities; and

•

Peru: based on Peruvian legislation, management expects mine operations to obtain yearly bank guarantee letters that represent a percentage of the total mine closure liability, in order to support compliance with legal obligations related to closure activities.

Gold Fields may in the future incur significant costs to comply with such environmental, health and safety requirements imposed under existing or new legislation, regulations or permit requirements or to comply with changes in existing laws and regulations or the manner in which they are applied. If there is a breach of laws, Gold Fields may also be subject to litigation and other costs as well as actions by authorities relating to environmental, health and safety matters, including mine closures, the suspension of operations and prosecution for industrial accidents as well as significant penalties and fines for non-compliance. These costs could have a material adverse effect on Gold Fields’ business, results of operations and financial condition. See “—Additional Information on the Company—Environmental and Regulatory Matters”.

Gold Fields’ South African operations are subject to numerous environmental, health and safety laws and regulations, which establish certain operational requirements and standards. The principal health risks associated with Gold Fields’ mining operation in South Africa arise from occupational exposure and potential community environmental exposure to silica dust, noise and certain hazardous substances, including toxic gases and radioactive particles. The most significant occupational diseases affecting Gold Fields’ workforce include lung diseases, such as silicosis, tuberculosis, a combination of the two and chronic obstructive airways disease (COAD), as well as noise-induced hearing loss (NIHL). Employees have sought and may continue to seek compensation for certain illnesses, such as silicosis, from their employer under workers’ compensation legislation and also, at the same time, in civil actions under common law (either as individuals or as a class) as is the case with the silicosis individual and class action lawsuits. Such actions may also arise in connection with the alleged incidence of such diseases in communities proximate to Gold Fields’ mines.

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

On 3 May 2018, a group of the above South African mining companies, including Gold Fields, (the Gold Working Group) concluded a settlement agreement with the attorneys representing claimants in the silicosis and tuberculosis class action litigation (the Settlement Agreement). The Settlement Agreement provides meaningful compensation to eligible workers (or their dependants) suffering from silicosis and/or tuberculosis and who worked in the Gold Working Group’s mines between March 1965 and December 2019. The High Court, Gauteng Local Division, approved the Settlement Agreement on 26 July 2019 and it became effective on 10 December 2019.

Gold Fields has provided for the estimated cost of the above settlement based on actuarial assessments and the provisions of the Settlement Agreement. At 31 December 2020, the provision for Gold Fields’ share of the settlement of the class action claims and related costs amounts to U.S.$18.3 million (R268.6 million. The nominal value of this provision is U.S.$23.1 million (R339.3 million), however, the ultimate outcome of this matter remains uncertain, with the number of eligible workers successfully submitting claims and receiving compensation being uncertain. The provision is consequently subject to adjustment in the future. See “Annual Financial Report—Notes to the consolidated financial statements—Note 35. Contingent liabilities”. The payment of compensation for the claims could have a material adverse effect on Gold Fields’ business, reputation, results of operations and financial condition. In addition, Gold Fields may incur significant additional costs arising out of these issues, including costs relating to the payment of fees, increased levies or other contributions in respect of statutory compensation funds or other funds established and expenditures arising out of its efforts to remediate these matters or to resolve any outstanding claims or other potential action.

The DMRE can and does issue, in the ordinary course of its operations, instructions following safety incidents or accidents to partially or completely halt operations at affected mines. It is also Gold Fields’ policy to halt production at its operations when serious incidents occur in order to rectify hazardous situations and, if necessary, retrain workers. In 2020, South Deep recorded one fatality of a shaft timberman who fell into an underground reef ore-pass, and South Deep and Cerro Corona recorded two fatalities, and one fatality, respectively, relating to the COVID-19 pandemic. In fiscal 2020, the DMRE issued four instructions relating to transgressions of the Mine and Health and Safety Act, 1996, though no penalties or fines were imposed. However, there is no guarantee that any financial or operational consequences will similarly be avoided in the case of any future instructions. In addition, there can be no assurance that the unions will not take industrial action in response to such incidents which could lead to losses in Gold Fields’ production. Any additional stoppages in production, or increased costs associated with such incidents, could have a material adverse effect on Gold Fields’ business, operating results and financial condition. Such incidents may also negatively affect Gold Fields’ reputation with, among others, employees and unions, South African regulators and regulators in other jurisdictions in which Gold Fields operates.

In Western Australia, significant increases in monetary and criminal penalties for breaches of existing workplace health and safety legislation were introduced in 2018. In addition, in 2020, the Work Health and Safety Bill (WHS Act) received royal decree after being passed by the Western Australian Parliament. It is expected to become operational by 2022, with an appropriate transitional period. Once operational it will apply to a number of industries, including the mining industry, and will replace the existing provisions of the occupational safety legislation, together with the Mines Safety and Inspection Act and its counterpart in the petroleum industry. The new legislation will be supported by a number of industry specific regulations that are yet to be drafted, including those specific to the mining industry. In addition, the new laws are expected to impose more extensive workplace health and safety obligations on Gold Fields’ operations in Western Australia, including introducing personal responsibility on directors and officers to ensure the Company is complying with its health and safety obligations. Breaches of any such obligations by the Company or its directors or officers may result in criminal liabilities. The new laws also introduce a new offence of industrial manslaughter for workplace fatalities, which, in the event of a conviction, carries a penalty of up to 20 years’ imprisonment for individuals and fines of up to A$10 million for corporate entities.

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

Gold mining by its nature involves significant risks and hazards, including environmental hazards and industrial and mining accidents. These may include, for example, seismic events, explosions, fires, cave-ins and blockages, flooding, discharges of gases and toxic substances, contamination of water, air or soil resources, radioactivity and other incidents or conditions resulting from mining activities including, among other things, blasting and the transport, storage and handling of hazardous materials. While Gold Fields did not experience any level 3 (or above) environmental incidents during either 2020 or 2019, there were 12 and 37 level 2 environmental incidents during 2020 and 2019, respectively. In 2018, Gold Fields experienced two level 3 environmental incidents, including in Peru when in December 2018, water containing tailings from the Cerro Corona Tailing Storage Facility (TSF) flowed through an authorised diversion pipe to La Hierba creek reaching the Tingo river. The flow to La Hierba creek was stopped three hours after Gold Fields became aware of it and the remediation process, including clean-up of the area, commenced on 17 December 2018. The cleaning process was formally completed on 6 January 2019 and the rest of the remediation works were completed in at the end of 2019. The National Water Authority (ANA) assessed Gold Fields with fines of approximately U.S.$1.4 million, in connection with this incident. On the other hand, the Assessment and Environmental Control Agency (OEFA) proposed a fine against Gold Fields of approximately U.S.$1.7 million. However, the OEFA closed this procedure as it exceeded the term allowed by law to issue a sanction, and commenced a new procedure in fiscal 2020 for the same allegations to impose a fine, which has not yet been proposed nor imposed. Gold Fields has challenged the decisions of both OEFA and ANA in the administrative procedures and, as the matters are ongoing, it is difficult to predict the outcome and ultimate amount of the fines, if any, that Gold Fields will be required to pay. See “—Additional Information on the Company—Environmental and Regulatory Matters—Peru—Level 3 Environmental Incident”.

The occurrence of any of these hazards or risks could delay or halt production, increase production costs and result in financial and regulatory liability for Gold Fields (including as a result of the occurrence of hazards that took place at operations which were previously owned by Gold Fields), which could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

Regulation of greenhouse gas emissions and climate change issues may materially adversely affect Gold Fields’ operations.

Energy is a significant input and cost to Gold Fields’ mining and processing operations, with its principal energy sources being electricity, purchased petroleum products, and increasingly, renewable energy sources. A number of governments or governmental bodies, including the United Nations Framework Convention on Climate Change, have introduced or are contemplating regulatory changes in response to the potential impact of climate change. Many of these contemplate restricting emissions of greenhouse gases in jurisdictions in which Gold Fields operates.

The South African government introduced a carbon tax under the South African Carbon Tax Act (South African Carbon Tax Act) with effect from 1 June 2019.

The South African Carbon Tax is designed to fix liability on the person who conducts an activity in South Africa that results in greenhouse gas emissions above a certain threshold. The carbon tax design requires the calculation of liability to be based on the sum of “scope 1” greenhouse gas emissions, which result from fuel combustion, industrial processes and fugitive emissions. With respect to South Deep, the applicable greenhouse emitting activities include direct emissions from diesel fired generators and vehicles. The carbon tax for emissions resulting from liquid fuels such as diesel and petrol is included in the fuel tax regime. Consequently, these emissions are excluded from the greenhouse gas emissions on which carbon tax under the South African Carbon Tax is calculated.

Taxpayers must determine emissions in accordance with the reporting methodology approved by the Department of Environment, Forestry and Fisheries (DEFF).

The first phase of the South African Carbon Tax Act applies to scope 1 emissions from 1 June 2019 to 31 December 2022. Under the first phase, for the period 1 January 2020 to 31 December 2020, the carbon tax rate for tax liable entities is R120 per tonne of the carbon dioxide equivalent (CO2e) of their net greenhouse gas emissions. However, pursuant to certain allowances under the South African Carbon Tax Act, the effective carbon tax rate will vary from R6 to R48 per tonne of CO2e emitted. Such allowances include a basic tax-free allowance, an increased tax-free threshold for trade exposed sectors, the recognition of emission reduction efforts, an additional allowance for participating in the national carbon budgeting system and the use of carbon offsets against a carbon tax liability. The South African Carbon Tax Act allows mining companies such as Gold Fields to reduce their carbon tax liability by using offset credits up to a maximum of 10 per cent. of greenhouse emissions. The rate of carbon tax will increase by the consumer prices index (CPI) plus 2 per cent. per year until December 2022. The South African government indicated that a review of the impact of the carbon tax will be conducted before the second phase of the South African Carbon Tax Act is implemented.

In fiscal 2020, South Deep’s eligible scope 1 emissions were from liquid fuels and the mine had no carbon tax liability beyond that which was included in fuel prices. The carbon tax has not had an impact on the price of electricity. However, should Eskom be required to pass on the cost of the tax from its emissions to customers, electricity tariffs may rise significantly. Further, other commodities that South Deep consumes may see price increases as the tax is passed through the market.

In August 2015, through its nationally determined contribution, the Australian government committed to reduce greenhouse gas emissions by 26 to 28 per cent. below 2005 levels by 2030 (the Target). In December 2017, the Australian government conducted a review into national climate change policies and concluded that it was on track to meet the Target through policies such as: the voluntary carbon abatement scheme known as the “Emissions Reduction Fund” and accompanying ‘Safeguard Mechanism’ which compels large emitters to keep their scope 1 emissions below prescribed baselines; and the Renewable Energy Target, which is designed to deliver 33,000 gigawatt hours of additional renewable electricity generation by 2020. This was supplemented in 2019 by the Australian government’s “Climate Solutions Package”, directing further funding towards existing and new initiatives to ensure that Australian meets its 2030 emissions reduction targets. In September 2020, the Australian government announced a further A$1.9 billion investment in new and emerging energy technologies, effectively extending the funding for the “Emissions Reduction Fund”. Subsequently, in December 2020, the Australian government conducted a further review on climate change, and reaffirmed that it is on track to meet the Target through policies such as: a “Future Fuels Package” which encourages businesses to integrate new vehicle technologies; a “Carbon Capture, Use and Storage Development Fund” which supports investment in pilot carbon capture projects; a “Technology Co-Investment Fund” which supports adoption of new efficient technologies, in addition to the policies outlined during the December 2017 review. There remains ongoing political uncertainty regarding future climate change policy and emissions target levels in Australia.

In addition, a number of other regulatory initiatives are underway in countries in which Gold Fields operates that seek to reduce or limit industrial greenhouse gas emissions. These regulatory initiatives will be either voluntary or mandatory and are likely to impact Gold Fields’ operations directly or by affecting the cost of doing business, for example by increasing the costs of its suppliers. Inconsistency of regulations may affect both Gold Fields’ decision to pursue opportunities in certain countries and its costs of operations. Furthermore, additional, new and/or different regulations in this area, such as the imposition of stricter limits than those currently contemplated, could be enacted, all of which could have a material adverse effect on Gold Fields’ business, financial condition, results of operations and prospects.

In April 2018, Peru released a climate change framework law seeking collaboration between the government and the private sector, which regulation was approved in 2019 (the Climate Change Framework). The Climate Change Framework is intended to realise Peru’s nationally determined contribution by reducing emissions by up to 30 per cent. by 2030. The Climate Change Framework also seeks to meet a 20 per cent. carbon reduction goal through the energy, industry, and waste sectors. In July 2020, a climate change committee was established which is expected to work on proposing actions to implement Peru’s goals. Additionally, in October 2020, Peru launched the “National Registry of Mitigation Measures”, a virtual platform to register and monitor greenhouse gas emission reductions and monitor Peru’s compliance under the Paris Agreement, a legally binding international treaty on climate change. Assessments of the potential impact of this and other future climate change regulations are uncertain, given the wide scope of potential regulatory change in countries in which Gold Fields operates.

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

If Gold Fields loses senior management or is unable to hire and retain sufficient technically skilled employees or sufficient representation among Historically Disadvantaged Persons in management positions, its business in South Africa may be materially adversely affected.

Gold Fields’ ability to operate or expand effectively depends largely on the experience, skills and performance of its senior management team and technically skilled employees. However, the mining industry, including Gold Fields, continues to experience a global shortage of qualified senior management and technically skilled employees. In particular, there is a shortage of mechanised mining skills in the South African gold mining industry. Gold Fields may be unable to hire or retain appropriate senior management, technically skilled employees or other management personnel, or may have to pay higher levels of remuneration than it currently intends in order to do so. Additionally, as a condition of the mining rights at South Deep and in accordance with the employment equity Historically Disadvantaged Persons targets under the 2018 Mining Charter, Gold Fields must ensure that there is sufficient participation among Historically Disadvantaged Persons (including women and employees with disabilities) at the board and all other relevant management levels, and failure to do so could result in fines or the loss or suspension of its mining rights. See “—Gold Fields’ mineral rights are subject to legislation, which could impose significant costs and burdens and which impose certain ownership requirements, the interpretation of which is the subject of dispute”. Gold Fields is also required to take proactive steps to achieve an equitable representation of Historically Disadvantaged Persons at all occupational levels and to report on the extent to which its plan is being achieved. If Gold Fields is not able to hire and retain appropriate management and technically skilled personnel or is unable to obtain sufficient representation of Historically Disadvantaged Persons at the board level and in management positions or if there are not sufficient succession plans in place, this could have a material adverse effect on its business (including resulting in the imposition of fines and having a negative effect on production levels), operating results and financial position.

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

An amended Water Use Licence was issued to South Deep by the Department of Human Settlements, Water and Sanitation (DWS) in December 2018. South Deep has implemented a water and environmental management strategy in an effort to satisfy the conditions of its water use licence and other relevant water and environmental regulatory requirements. However, there can be no assurance that Gold Fields will be able to meet all of its water and environmental regulatory requirements, primarily due to the inherent uncertainties related to certain requirements of the legislation, which are subject to ongoing discussions between government and the mining industry through the MCSA. Any constraint on the water supply to South Deep could result in delays on the ramp-up of that operation.

Gold Fields is also required to obtain a water licence from the Western Australian Department of Water and Environmental Regulation (DWER) to extract water for its mining activities. A water licence is granted subject to conditions and limitations with which the licence holder must comply. Contravening the conditions of a water licence is an offence and can lead to the licence being cancelled or suspended. A water licence can also be cancelled or suspended in various other circumstances, including where the Minister for Water of Western Australia is of the opinion that the cancellation or suspension is necessary or desirable to protect the water resource or associated environment from unacceptable damage. Gold Fields has obtained the necessary water extractions licences (or have alternative supply arrangements in place) to support its operations in Australia.

Further, a water quality discharge standard was introduced in Peru, which contained several stringent requirements and mines were given three years to submit their plans for adaption. La Cima’s plan is currently under assessment. Once approved, the plan must be implemented within three years. See “Environmental and Regulatory Matters—Peru—Water Quality Standards”.

While Gold Fields continues to conduct diligence to comply with the water use and water quality discharge standards, there is no guarantee that it will always be compliant. For example, discharge from the water treatment plant at the Tarkwa mine contains salts which are required to be disposed of. In spite of Gold Fields’ efforts to treat the salts, there is no guarantee that an environmental incident will not occur, which could result in fines, penalties and sanctions by the competent authorities. There is no guarantee that Gold Fields will be able to successfully treat these or other issues, which could result in fines, sanctions and penalties from the component authorities. Any failure on Gold Fields’ part to achieve or maintain compliance with the requirements of its water use licences with respect to any of its operations could result in Gold Fields being subject to substantial claims, penalties, fees and expenses; significant delays in operations; or the loss of the relevant water use licence, which could curtail or halt production at the affected operation and have a material adverse effect on Gold Fields’ business, operating results and financial condition.

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

Gold Fields has experienced incidences of AD at the Cerro Corona, South Deep and St. Ives mines, with immaterial levels of surface AD generation also occurring at other operations. As a result, Gold Fields has investigated technical solutions to manage AD impacts, while updating the relevant regulatory authorities on its progress. Despite undertaking such measures, it is difficult to predict the total impact that the AD-related issues may have on the Group and there can be no assurance that Gold Fields will be successful in preventing or managing long-term potential AD issues at its operations.

Gold Fields’ mine closure cost estimate (namely environmental rehabilitation cost provisions) for fiscal 2020 contains those aspects of AD management (namely tailings facilities, waste rock dumps, ore stockpiles and other surface infrastructure), which management has been able to reliably estimate. However, there could be no guarantee that Gold Fields’ current cost estimate, including the cost of AD treatment and other types of post-closure water treatment, reflects all relevant factors and, as such, the actual closure costs may be higher.

No adjustment for any effects on the Company that may result from potentially material (mainly post-closure) AD impacts at Cerro Corona, South Deep and St. Ives, has been made in the consolidated financial statements, other than through the Group’s normal environmental rehabilitation cost provisions.

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

In fiscal 2020, 10.1 per cent., 35.2 per cent., 45.5 per cent. and 9.2 per cent. of Gold Fields’ gold-equivalent production was in South Africa, Ghana, Australia and Peru, respectively. In fiscal 2020, Gold Fields began construction on the Salares Norte project in Chile. Changes or instability in the economic, political or social environment in any of these countries or in neighbouring countries could affect investment in Gold Fields.

High levels of unemployment, particularly among the youth, and a shortage of critical skills in South Africa, despite increased government expenditure on education and training, remain issues and deterrents to foreign investment. The volatile and uncertain labour and political environments, which severely impacts the local economy and investor confidence, has led, and may lead, to further downgrades in national credit ratings, making investment more expensive and difficult to secure. See “—Gold Fields’ operations and profits have been and may continue to be adversely affected by union activity and new and existing labour laws” and “—The continued status of South Africa’s credit rating as non-investment grade may have an adverse effect on Gold Fields’ ability to secure financing”. This may restrict Gold Fields’ future access to international financing and could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

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

Following a general election in 2019, Cyril Ramaphosa was re-elected as President of South Africa. In 2019, Australia held a federal election as a result of which Scott Morrison was elected as Prime Minister of Australia. The next federal elections in Australia are due to be held in 2022, but may be held in late 2021. In addition, in 2020, Francisco Sagasti became the President of Peru after Martin Vizcarra was impeached. The next Peruvian general election is scheduled for April 2021. In Ghana, following a general election, Nana Akufo-Addo was re-elected for a second four-year term as president in 2020. It is not certain what if any other political, economic or social impacts the newly elected, appointed or re-elected governments will have on South Africa, Australia, Peru or Ghana, respectively, or on Gold Fields specifically. National elections are scheduled to take place in Peru, Chile and Australia in 2021 or 2022, with state elections also due to take place in Western Australia in 2021. It is not certain what, if any, political, economic or social impacts the upcoming elections will have on Peru, Chile or Australia (including Western Australia), respectively, or on Gold Fields specifically.

Peru’s local authorities (the regional governor, the provincial mayor and the district mayor) have previously expressed concern regarding the lack of clean and values-based mining within their communities. In addition, engagement with community stakeholders, including in Peru and South Africa, can pose challenges to local management and any inability to properly manage these relationships may have a negative impact on our production or associated costs. There is also the potential for social instability, protests or organised criminal activity in the communities near Gold Fields’ South Deep, Cerro Corona, Damang and Tarkwa mines relating to, among other things, community investment, unemployment, environmental concerns, service delivery by local government or other issues.

In addition, several parts of Chile, including Santiago, experienced extended civil unrest between late 2019 and early 2020. Further smaller scale protests occurred in late 2020, and there is a possibility of further demonstrations in 2021 arising in connection with the upcoming constitutional referendum vote, scheduled for April 2021. As Gold Fields commenced construction on the Salares Norte project in Chile, any unrest may delay or halt such construction which could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

Occurrence of any of the above mentioned developments could result in Gold Fields experiencing opposition or disruptions in connection with any of its operations. Such opposition or disruptions to any of Gold Fields’ operations, in particular if it has an adverse impact or costs or causes any stoppages (including as a result of any protests aimed at government and other mining operations that affect operations) could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

Due to ageing infrastructure at our operations, unplanned breakdowns and stoppages may result in production delays, increased costs and industrial accidents.

Once shafts or processing plants reach the end of their planned lifespan and begin operating under extended life of mine conditions, additional maintenance, condition monitoring and care is required. The infrastructure in all of our operating regions fall into this category. Although Gold Fields has comprehensive strategies in place to address these issues, incidents resulting in production delays, increased costs or industrial accidents may occur. Such incidents may have a material adverse effect on Gold Fields’ business, operating results and financial condition.

The effects of the regional cessation of dewatering may have a material adverse effect on Gold Fields’ South Deep operation.

On 31 August 2016, Sibanye Stillwater Limited (formerly Sibanye Gold Limited) announced that it would be closing its Cooke 4 shaft. As a part of this process, Sibanye-Stillwater filed an application for closure and the cessation of dewatering from the mine with the DMRE. There have been various iterations of Sibanye-

Stillwater’s application since 2017, with the most recent submission for authorisation to the DMRE made on September 2019 which Gold Fields has objected. On 3 December 2020, the DMRE refused the application for closure and the cessation of dewatering from the mine.

Concurrently, in 2019, Sibanye-Stillwater, through its subsidiary, Ezulwini Mining Company (Pty) Ltd, brought an application in a South African court against seven respondents, including South Deep, in relation to the cessation of dewatering from Cooke 4. Gold Fields opposed this application and filed a counter application seeking to ensure that Ezulwini remains responsible for the pumping and dewatering of Cooke 4 water until the DMRE has issued a closure certificate (or until such longer period as required by statute). On 15 January 2021, the South African court decided against Ezulwini on the counter application, requiring it to continue to operate Cooke 4 until the DMRE has issued a closure certificate or such longer period as provided for under section 24R of the National Environmental Management Act (NEMA). Ezulwini filed a notice for leave to appeal which was granted based on the novelty of the issue in the counter application and the public interest in the environment. Ezulwini filed an appeal against the judgement and requested that the counter application that was granted, be dismissed. The appeal is expected to be heard no earlier than the end of 2021. Both the original application and the counter application remain outstanding, with their outcomes uncertain.

Furthermore, in October 2020, a subsidiary of Sibanye-Stillwater, Rand Uranium, submitted a basic environmental assessment process to the DMRE for the closure of the Cooke 3, 2 and 1 shafts, to which Gold Fields filed an objection.

To the extent Sibanye-Stillwater, or any of its subsidiaries, is ultimately successful on any of these applications, claims or appeals, the closure of the Ezulwini shafts, the cessation of pumping and/or the dewatering of Cooke 4 could result in an increased risk of fluid induced seismicity to South Deep posing a risk to the mine’s safety, which may, in turn, have a material adverse effect on Gold Fields’ business, operating results and financial condition.

The failure of a dam at a tailings storage facility could negatively impact Gold Fields’ business, reputation and results of operations.

Mining companies face inherent risks in their operation of tailings storage facilities. Tailings storage facilities are structures built for the containment of fine mining waste, known as tailings. This waste, which consists mainly of material that is extracted during mining but not used in the production of metals, must be disposed of in an appropriate manner so as not to impact the safety of the workforce and communities or cause environmental damage. However, the use of tailings storage facilities exposes Gold Fields to certain risks, among them seepage of decanted tailings water or AMD (as discussed in “—Gold Fields has experienced and may experience further acid mine drainage related pollution, which may compromise its ability to comply with legislative requirements or results in additional operating or closure cost liabilities”) and the failure of a dam at a tailings storage facility. Tailings storage facilities designed with upstream constructed embankments may present greater risk, particularly where the facility is located in a high seasonal rainfall area and where the embankments are constructed using reclaimed tailings materials. For example, in January 2019, the dam of a Brazilian mining company’s tailings storage facility (not associated with Gold Fields) failed, releasing muddy tailings downstream, reaching and flooding certain communities, causing multiple deaths and extensive property and environmental damage in the surrounding area. This dam failure followed another similar incident in Brazil in 2015 and in Canada in 2014. The dam failure in 2019 resulted in the immediate stoppage of that company’s mining operations pursuant to an order by government authorities. The occurrence of a dam failure at one of Gold Fields’ tailings storage facilities could also lead to the loss of human life and/or extensive property and permanent environmental damage, leading to the need for a large expenditure on contingencies and on recovering the regions and people affected and the payment of penalties, fines or other monetary damages.

Gold Fields maintains measures to manage its dams’ safety, including compliance with the International Council on Mining and Metals’ Tailings Governance Position Statement, adoption of new safety measures such as the planned implementation of dry (filtered) tailings processes at its Salares Norte project, and undertakes routine reviews by independent international consulting companies. However, Gold Fields cannot guarantee the effectiveness of its designs, construction quality or regular monitoring throughout its operations or that these measures will prevent the failure of one or more of its tailings dams or that such potential failure will be detected in advance. Gold Fields also cannot guarantee that its partners maintain similar safety precautions or monitoring systems on their tailings storage facilities. For example, Gold Fields is working with Lepanto Mining on the Far Southeast project in the Philippines, which has a tailings storage facility located in a region with high seismic activity and frequent typhoons. There is no assurance that the safety measures will prevent the failure of the dam at the tailings storage facility.

The failure of a dam at a tailings storage facility could lead to multiple legal proceedings and investigations, which could include securities class actions, criminal proceedings and public civil actions (against the company and/or individuals) for significant amounts of damages. Furthermore, the elimination of the “conventional” practice of storing wet tailings (e.g. alternatively filtering, “dry” stacking and compacting the tailings) could require the research, development and deployment of new technologies, which could lead to additional large expenditures. As a result of the recent dam failures or as a result of future dam failures, additional environmental, health and safety laws and regulations may be forthcoming globally, including in jurisdictions where Gold Field operates, which may ban or curtail any storage of wet tailings or the construction or use of upstream tailings dams. In addition, changes in industry standards, laws and regulations may impose more stringent conditions in connection with the licensing process of projects and operations and increased criminal and civil liability for companies, officers and contractors. For example, on 5 August 2020, the ICMM, the United Nations Environment Programme (UNEP) and the Principles for Responsible Investment (PRI) established an international tailings standard, the Global Industry Standard on Tailing Management (Global Tailings Standard). While, Gold Fields has committed to being fully compliant to the Global Tailing Standard by 2025 and implementation protocols are currently being developed, there is no guarantee that Gold Fields will achieve full compliance in this timeframe, or at all.

The occurrence of any of the above mentioned such risks could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

Gold Fields’ tenements in Australia are subject to native title claims and include Aboriginal heritage sites, which could impose significant costs and burdens.

Native title and Aboriginal cultural heritage legislation aims to protect the claims, determined rights and cultural heritage sites of Aboriginal people in relation to land and waters throughout Australia in certain circumstances. To the extent that agreements are not already in place, native title claims (including any subsequent determinations of such claims) could require costly negotiations with the registered claimants or native title holders and could have implications for Gold Fields’ access to or use of its tenements and, as a result, have a material adverse effect on Gold Fields’ business, operating results and financial condition. Similarly, there are risks that Gold Fields’ exploration and mining activities could be delayed or prevented due to the presence or potential presence of Aboriginal cultural heritage sites.

Furthermore, if Aboriginal cultural heritage sites are damaged or materially altered as a result of current or future operations, Gold Fields could be subject to criminal and/or civil penalties under relevant legislation and may suffer reputational damage. In 2020, despite having certain authorisations under the relevant legislation, a mining company operating in Western Australia company was subject to a federal inquiry after an Aboriginal cultural heritage site was destroyed on their mining tenure, which resulted in a significant adverse reaction from the community and the company’s shareholders and led to extensive reputational damage.

The Western Australian Government has proposed wholesale reform to the legislation governing the identification and protection of Aboriginal cultural heritage. Such legislation, if ratified, is expected to significantly increase the consultation, engagement and authorisation obligations of mining companies, and impose higher financial penalties for offences involving interference with relevant sites or objects, all of which could have a material adverse effect on Gold Fields’ business, operating results and/or financial condition. See “—Additional Information on the Company—Environmental and Regulatory Matters—Australia—Cultural Heritage”.

Compensation may be payable to native title holders in respect of Gold Fields’ Australian operations.

The Native Title Act 1993 (Cth) allows native title holders (i.e. Aboriginal people who have secured a determination of native title) to seek compensation for any extinguishment or impairment of their native title rights and interests which occurred following the commencement of the Racial Discrimination Act (1975) (Cth). The Commonwealth of Australia, its states and territories are generally responsible for any native title compensation for acts (such as the granting of land and mining tenures) attributable to them. However, this liability may be passed on to third parties (including the holders and former holders of mining tenure) either contractually or by legislation.

A number of compensation claims in various states and territories across Australia have resulted following the High Court’s decision on 13 March 2019 to award compensation of approximately A$2.5 million to native title holders in Timber Creek in the Northern Territory (Timber Creek Decision). However, the Timber Creek Decision did not address how compensation was to be assessed where the impact on native title is caused by interests (such as mining leases) which impair native title rights without extinguishing them.

With respect to the lands related to Gold Fields’ mines, native title has been recognised in part or in whole over the St. Ives, Gruyere and Agnew mines. Consequently, the native title holders for each of these areas are entitled to commence compensation claims (to the extent that such rights have not been waived). Accordingly, in June 2020, the Tjiwarl People, who have native title claims over part of the lands upon which Agnew is situated, brought two compensation claims against the state of Western Australia for damage and loss of access to land (Tjiwarl Claims). Unlike the Timber Creek Decision, this claim may address issues such as the “pass on” provisions contained in the Mining Act 1978 (WA) (through which the State of Western Australia seeks to pass on any compensation liability to mining tenure holders), and the assessment of compensation payable in relation to the grant of resources interests. Gold Fields has joined as a party to the proceedings to preserve the ability to participate to the extent its interests are potentially impacted, but the state of Western Australia may seek to apply to remove Gold Fields as a party if it finds that Gold Fields does not have sufficient interest to justify its participation. Furthermore, in 2020, some members of the broader Yilka Sullivan Edwards group commenced a native title compensation claim in the federal court, although it is anticipated that the claim will likely be dismissed.

Aside from the Tjiwarl People and the Yilka Sullivan Edwards group, the remaining determined native title holders have not yet commenced compensation claims, but there is a reasonable prospect that they will occur in the future. Similarly, if the native title claims that are currently progressing through the determination process in the federal court in relation to the Granny Smith mine and part of the St. Ives mine are determined, the native title holders would obtain a right to commence a compensation claim.

To the extent that it is ultimately determined that the compensation liability of the State of Western Australia may be passed on to Gold Fields as a holder (or former holder) of mining tenure in a determined native title claim area, and Gold Fields does not have the benefit or a release from liability in any contractual agreement, Gold Fields may be liable for any native title compensation determined in relation to those tenements. However, until a sufficient body of compensation claims have worked their way through the Australian courts, the allocation, quantum and timing of this liability will remain uncertain. Gold Fields is monitoring this issue and the various compensation claims being brought by native title holders, including the Tjiwarl Claims, and will assess any potential risks associated as the claims are resolved in the various courts.

Legal, regulatory and compliance risk factors

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

In December 2017, the African National Congress (ANC) resolved to pursue a policy of expropriating land without compensation, provided, among other things, that such expropriation does not undermine economic growth and job creation. On 27 February 2018, the National Assembly of South Africa (National Assembly) assigned the Constitutional Review Committee (CRC) to review section 25 of South Africa’s Constitution and other relevant clauses to enable the state to expropriate land in the public interest without compensation. On 15 November 2018, the CRC issued a report which recommended amending section 25 of South Africa’s Constitution to make explicit that the expropriation of land without compensation is a legitimate option for land reform.

The CRC’s report was adopted by South Africa’s Parliament (Parliament) on 4 December 2018 and in December 2019, the draft South African Constitution Eighteenth Amendment Bill (Draft Constitution Eighteenth Amendment Bill), which introduced legislation to amend section 25 of South Africa’s Constitution, was published for public comment. The Draft Constitution Eighteenth Amendment Bill authorises the state to expropriate land for the purposes of land reform, including any improvements to land, without the need of providing compensation. It further provides that national legislation must be enacted to establish the specific circumstances under which a court may determine that land may be expropriated without compensation. In order to adopt the Draft Constitution Eighteenth Amendment Bill, two-thirds of the National Assembly must vote in favour of the amendment and it must also be approved by at least six out of the nine provinces of the National Council of Provinces. The provincial hearings commenced in February 2020. The ad-hoc committee, tasked with initiating and introducing the legislation required to amend Section 25 of the South African Constitution, was re-established in 2020 and is currently in the process of holding public hearings. It is expected to report its findings to the National Assembly during 2021.

In 2019, prior to the introduction of the Draft Constitution Eighteenth Amendment Bill, a draft expropriation bill (Draft Expropriation Bill) was published for public comment by the South African Minister for Public Works (Minister for Public Works), which would allow the state to expropriate land without compensation where doing so would be for a public purpose or in the public interest. In determining to expropriate land without compensation, this legislation would also require the consideration of “all relevant circumstances”, which include, among other things, whether the land is held purely for speculative purposes, is owned by the state or is abandoned. In October 2020, a new draft expropriation bill (New Draft Expropriation Bill) was introduced by the Minister for Public Works of South Africa. The New Draft Expropriation Bill is currently in the public consultation process in South Africa.

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

The Draft Constitution Eighteenth Amendment Bill or any related expropriation legislation resulting in the expropriation of land, including the Draft Expropriation Bill, on which Gold Fields operates or relies on would disrupt operations, which could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

In South Africa, on 31 July 2020, the Draft Taxation Laws Amendments Bill (2020 Draft Taxation Laws Amendments Bill) was published which proposed, amongst others, amendments to disallow contract miners from benefitting from the accelerated capital expenditure allowance and the elimination of the Minister of Finance’s discretion to uplift the ring-fencing of capital expenditure per mine, with a proposed effective date of

1 January 2021. Various stakeholders raised issues with the draft bill during the public consultation period. Consequently, in October 2020, the South African National Treasury decided to postpone the adoption of the amendments until the 2021 legislative cycle as it continues to review the comments raised. It is not clear at this stage which, if any, of the recommendations or proposals will be adopted as legislation.

In Ghana, the ownership of land on which there are mineral deposits is separate from the ownership of the minerals as minerals are the property of the Ghanaian Republic and are vested in the Ghanaian president in trust for the people of Ghana. On 1 January 2017, in line with the development agreements concluded between Gold Fields and the government of Ghana (the Development Agreements), Gold Fields’ royalty rate changed from a flat 5 per cent. of revenue to a sliding scale royalty based on the price of gold, starting at a rate of 3 per cent. on a gold price below U.S.$1,300 per ounce. From 2016, the Development Agreements also reduced the corporate tax rate from 35 per cent. to 32.5 per cent. The Asanko Gold Mine, which includes its associated properties and exploration rights in Ghana (Asanko), does not have a development agreement with the government of Ghana.

The government of Ghana has a right to a 10 per cent. free carried interest in the rights and obligations of the mineral operations. In addition, stool/land rents of approximately U.S.$3 to U.S.$3.2 per acre are (depending on the exchange rate) payable to the government of Ghana. Further, under the Ghanaian Minerals and Mining Act, the Ghanaian Minister of Lands and Natural Resources (Ghanaian Minister of Lands and Natural Resources) has the right of pre-emption over all minerals obtained in Ghana and products derived from the refining or treatment of these minerals. On 31 July 2018, the Ghanaian Minister of Lands and Natural Resources informed the Ghanaian Chamber of Mines (the Ghanaian Chamber) of the government of Ghana’s intention to exercise its right of pre-emption to acquire up to 30 per cent. of all gold mined in Ghana. The discussions between the Ghanaian Chamber and the government of Ghana are ongoing and it is unclear what effect this action will have at this stage. See “—Environmental and Regulatory Matters—Ghana—Mineral Rights”.

In Peru, the general corporate income tax rate was increased from 28 per cent. to 29.5 per cent. with effect from 1 January 2017. In turn, the dividends income tax rate applicable to non-resident shareholders has reduced from 6.8 per cent. to 5 per cent. Since July 2012, mining companies have also been required to pay an annual supervisory contribution to the Supervisory Body of Investment in Energy and Mining (Organismo Supervisor de la Inversion en Energia y Mineria, or the OSINERGMIN), as well as to the Assessment and Environment Supervising Agency (Organismo de Evaluacion y Fiscalizacion Ambiental, or the OEFA). See “—Environmental and Regulatory Matters—Peru—Mining Royalty and Other Special Mining Taxes and Charges’’. In addition, a consultation law was enacted on 7 September 2011, requiring the government to consult with indigenous or native populations on legislative or administrative proposals that may have an impact on their collective rights. See “—Environmental and Regulatory Matters—Peru—Mining Royalty and Other Special Mining Taxes and Charges”. The effect of any further changes to the regulatory system in Peru on Gold Fields cannot be predicted at this stage.

In Chile, following an outbreak of social unrest, in February 2020, the Chilean Congress approved a tax reform bill aimed at raising an additional U.S.$2.2 billion per year. The majority of the tax increases apply to individuals and do not impact Gold Fields directly. In 2019, Gold Fields entered into a stability agreement with the Chilean government, pursuant to which a special investment regime applies such that Salares Norte is not subject to any new tax, royalty, fee or similar encumbrance over mining activities, but is subject to the general tax regime. Unless there is further taxation reform, Gold Fields expects that the Salares Norte project will be subject to the current 27 per cent. corporate tax rate in Chile, and that any dividends paid by the Salares Norte project to Gold Fields will be subject to the current 35 per cent. withholding tax rate in Chile. Further, it is anticipated that the 27 per cent. corporate tax paid will fully count as a credit against the withholding tax levied, resulting in an effective dividend withholding tax rate of approximate 8 per cent. The Chilean government has also announced a review of all exemptions and special tax regimes in Chile as part of an upcoming constitutional reform referendum scheduled for 2022. Accordingly, with further changes to the Chilean tax system expected, it is unclear at this stage what effect such changes will have on Gold Fields.

Australia operates a state-based royalty regime, and a federal income tax regime. Each of Gold Fields’ Australian mines are located in the state of Western Australia, which imposes a 2.5 per cent. royalty on the value of gold produced. In the 2017 budget of the state of Western Australia, the Western Australian government announced a proposed increase to the mineral royalty rate for gold to 3.75 per cent. This proposal was met with significant co-ordinated opposition by the gold industry and was not successfully passed by the Western Australian Legislative Council in either the first or second attempt by the government of Western Australia. The 2018-2019, 2019-2020 and 2020-2021 budgets of the state of Western Australia did not provide for an increase in the royalty on gold, maintaining the existing rate of 2.5 per cent. While the current Treasurer of Western Australia has signalled in July 2020 that the state government of Western Australia does not intend to further pursue royalty changes and has not included any provision for an increase to the royalty on gold in the budget forward estimates (which covers the period through to 2023), the risk remains that the government of Western Australia will seek to impose royalty increases in the future.

The Australian federal government levies corporate income tax at the rate of 30 per cent., or 27.5 per cent. for base rate entities. Additionally, integrity measures have been passed by the Australian Parliament effective from 1 July 2017 to ensure that the lower corporate tax rate will be limited to only those companies with aggregated turnover less than A$50 million and no more than 80 per cent. passive income. Furthermore, for base rate entities, the corporate tax rate decreases to 26 per cent. for the income year ending in 2021 and decreases further to 25 per cent. for the income year ending in 2022 and later. The Australian federal government has abandoned its proposal to reduce the corporate tax rate from 30 per cent. to 25 per cent. for other corporate entities.

The effect of these, or impositions of additional restrictions, obligations, operational costs, taxes or royalty payments could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

Gold Fields’ mineral rights are subject to legislation, which could impose significant costs and burdens and which impose certain ownership requirements, the interpretation of which is the subject of dispute.

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

South Africa

Gold Fields’ operations in South Africa are subject to legislation regulating the exploitation of mineral resources through the granting of rights required to prospect and mine for minerals. This includes broad-based black economic empowerment (BBBEE) legislation designed to effect the entry of Historically Disadvantaged Persons, as defined in the MPRDA (Historically Disadvantaged Persons), into the mining industry and to increase their participation in the South African economy.

The MPRDA requires, among other things, that mining companies submit SLPs, which set out their commitments relating to human resource development, labour planning and socio-economic development planning to the DMRE. Gold Fields submitted an SLP for the 2018 to 2022 period in December 2017 and it was approved by the DMRE in June 2019.

In particular, South Africa’s changing black economic empowerment (BEE) policies may adversely affect Gold Fields’s mining rights and its ability to conduct operations. Mining rights are linked to compliance with various empowerment obligations, including the Broad-Based Socio-Economic Empowerment Charter for the South African Mining and Minerals Industry, 2018 (2018 Mining Charter) which was published and became effective on 27 September 2018, as amended by the notice published in the South African Government Gazette (South African Government Gazette) on 19 December 2018 and read with the Implementation Guidelines for the 2018 Mining Charter (Implementation Guidelines) published on the same date.

Some of the salient features of the 2018 Mining Charter are:

•	Existing right holders who have achieved a minimum of 26 per cent. BEE shareholding shall be recognised as compliant for the duration of the mining right.

•

Existing right holders whose BEE partners exited prior to the commencement of the 2018 Mining Charter shall be recognised as compliant for the duration of the mining right (the once empowered, always empowered principle).

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

•

Employment equity targets for Historically Disadvantaged Persons are prescribed at board: 50 per cent. (20 per cent. women); executive management: 50 per cent. (20 per cent. women); senior management: 60 per cent. (25 per cent. women); middle management: 60 per cent. (25 per cent. women); junior management: 70 per cent. (30 per cent. women) and a minimum 1.5 per cent. of all employees must be employees with disabilities.

•

70 per cent. of total mining goods procurement spend must be on South African manufactured goods (defined as goods with a minimum of 60 per cent. local content during the assembly or manufacturing of the product in South Africa). The 70 per cent. must be distributed as follows:

•

21 per cent. must be procured from a Historically Disadvantaged Person-owned or controlled company (defined as an entity in which Historically Disadvantaged Persons hold at least 51 per cent. of exercisable voting rights and economic interest);

•	5 per cent. must be procured from women or youth owned and controlled company; and

•

44 per cent. must be procured from a BEE Compliant Company (defined as a company with a minimum of BBBEE level 4 status in terms of the BBBEE Codes of Good Practice (the BBBEE Codes), and a minimum 25 per cent. plus one vote ownership by Historically Disadvantaged Persons).

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

On 26 March 2019, the Mineral Council of South Africa (MCSA) filed an application in the Gauteng Division High Court of South Africa (the Gauteng Division High Court) for the judicial review and setting aside of certain clauses of the 2018 Mining Charter. The application aligns with the MCSA’s previously stated view that most aspects of the 2018 Mining Charter represent a reasonable and workable framework. However, the MCSA’s application contends that the 2018 Mining Charter does not fully recognise the continuing consequences of previous empowerment transactions, particularly in relation to mining right renewals and transfers of such rights. According to the MCSA, this constitutes a breach of the declaratory order on the matter issued by the North Gauteng High Court in April 2018. Although Gold Fields continues to support the collaborative and consultative process of engagement with the South African Minister of Mineral Resources and Energy and other stakeholders in this regard, the ultimate outcome of the review application and ongoing discussions with the South African Minister of Mineral Resources and Energy remain uncertain. The matter remains pending. See “—Environmental and Regulatory Matters—South Africa— The BBBEE Act and the BBBEE Amendment Act”.

Gold Fields cannot guarantee that it will meet all the targets set out by the 2018 Mining Charter. For example, if the 2018 Mining Charter were to remain in its current form, there is no assurance that the goods, services and supplies in South Africa would be sufficient to allow Gold Fields to meet the targets. More specifically, Gold Fields may not be able to meet the requirement that 70 per cent. of total mining goods procurement spend be on South African-manufactured goods due to an insufficient number of suppliers in South Africa with heavy equipment. Gold Fields may be required to increase participation by Historically Disadvantaged Persons in senior positions, upgrade housing and accommodation and allocate additional resources for the development of the mine community, human resources, sustainability, procurement and enterprise. Gold Fields may also be required to make further adjustment to the ownership structure of its South African mining assets, including increasing the ownership of Historically Disadvantaged Persons, in order to meet the 2018 Mining Charter requirements, particularly for purposes of obtaining the successful renewal of its existing mining rights or otherwise. Any such additional measures could have a material adverse effect on Gold Fields’ business, operating results and/or financial condition. For an overview of the Group’s performance against the 2018 Mining Charter in 2019, see “Integrated Annual Report—Value Creation for Stakeholders—Government—Mining Charter Scorecard”.

If the DMRE were to determine that Gold Fields is not in compliance with the MPRDA, for any reason, including ownership by Historically Disadvantaged Persons, Gold Fields may challenge such a decision in court. Any such court action may be expensive and there is no guarantee that Gold Fields’ challenge would be successful.

Ghana

Gold Fields Ghana Limited (Gold Fields Ghana) has two major mining leases in respect of its mining operations, namely the Tarkwa property lease and the Teberebie property lease. There are three mining leases under the Tarkwa property lease, all of which were granted in 1997 and will expire in 2027, and two mining leases under the Teberebie property lease, which were granted between 1988 and 1992, and expired in 2018. The Ghanaian Minerals Commission approved Gold Fields Ghana’s application for an extension of the Teberebie leases to 2036 and the Ghanaian Minister of Lands and Natural Resources approved the extension of the lease to 2036 on 12 November 2018. Abosso Goldfields Limited (Abosso) holds the mining lease in respect of the Damang mine which was granted in 1995 and expires in 2025, as well as the mining lease in respect of the Lima South pit that expired in 2017 and was extended on 16 July 2020 for another 10 years by the Ghanaian Minister of Lands and Natural Resources on the recommendation of the Ghanaian Minerals Commission For further information, see “—Environmental and Regulatory Matters—Ghana—Mineral Rights”.

Failure by Gold Fields to comply with mineral rights legislation or to renew mining leases in any of the jurisdictions in which it operates may cause it to lose the right to mine, fail to acquire new rights to mine and may have a material adverse effect on Gold Fields’ business, operating results and financial condition.

An actual or alleged breach or breaches in governance processes, or fraud, bribery and corruption may lead to public and private censure, regulatory penalties, fines and/or sanctions and loss of licences or permits and may impact negatively upon our empowerment status and may damage Gold Fields’ reputation.

Gold Fields operates globally in multiple jurisdictions and with numerous and complex frameworks, and its governance and compliance processes may not prevent potential breaches of law or accounting or other governance practices. Gold Fields’ operating and ethical codes, among other rules, codes, standards and guidance, may not prevent instances of fraudulent behaviour and dishonesty, (internally or by associated third-parties), nor guarantee compliance with legal and regulatory requirements.

For example, legislation in Peru effective as of 1 January 2018 created criminal liabilities for companies in connection with crimes of transnational active bribery and active bribery of domestic public officials or servants. Pursuant to this legislation, companies must establish a criminal compliance system, which Gold Fields has already implemented.

To the extent that Gold Fields suffers from any actual or alleged breach or breaches of relevant laws, including South African anti-bribery and corruption legislation or the U.S. Foreign Corrupt Practices Act of 1977 (the FCPA) under any circumstances, they may lead to investigations and examinations, regulatory and civil penalties, fines and/or sanctions, litigation, public and private censure and loss of operating licences or permits and may impact negatively upon our empowerment status and may damage Gold Fields’ reputation. The occurrence of any of these events could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

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

In South Africa, a recent increase in labour unrest has resulted in more frequent industrial disputes and extended negotiations that have negatively affected South Africa’s sovereign debt rating and subsequently the credit ratings of a number of the country’s leading mining companies, including Gold Fields. In 2018, the trade unions at Gold Fields’ South Deep mine in South Africa undertook a strike action in response to a proposed restructuring at the mine. See “—Gold Fields has experienced, and may continue to experience, difficulties, operational delays, cost pressures and impact associated with the mine ramp-up post the organisational restructuring and supporting interventions at the South Deep operation in South Africa”. There can be no guarantee that future negotiations will not be accompanied by further strikes, work stoppages or other disruptions.

Furthermore, guidelines and targets have been provided to facilitate compliance with the open-ended broad- based socio-economic empowerment requirements espoused in Section 2 of the MPRDA and in the 2018 Mining Charter. See “—Gold Fields’ mineral rights are subject to legislation, which could impose significant costs and burdens and which impose certain ownership requirements, the interpretation of which is the subject of dispute”. The ongoing implementation and enforcement of these requirements, including as a result of any changes thereto following the announced review, may be contentious.

In Peru, Gold Fields’ operations recently have been, and may in the future be, impacted by increased union activities, often resulting from restructurings, and new labour laws. In June 2019, a three-year deal labour agreement was concluded for fiscal 2019 to fiscal 2022 at Cerro Corona, which included an average salary increase of 5 per cent. over the period.

While Gold Fields seeks to strengthen its relationship with the labour unions in the regions where it operates, there can be no guarantee that labour unions will not undertake strikes or “go-slow” actions during periods of resistance to Gold Fields’ operational decisions, impacting the Group’s operations and those of other related industries and suppliers.

Gold Fields’ direct employees in Ghana are currently not unionised, however, this may change should employees decide to join a union pursuant to the Ghanaian Labour Act and related labour laws or if Gold Fields shifts its direct employees to a contract mining model. Approximately 19 per cent. of our contractors in Ghana are unionised.

In Australia, Gold Fields concluded a new enterprise agreement with their employees in July 2018, which expires in April 2022 (the Enterprise Agreement). During the term of the Enterprise Agreement, Gold Fields is not exposed to lawful industrial action, including strike activity, though unlawful industrial action remains a possibility.

There are also a number of current legal disputes before the High Court in Australia in relation to labour laws. These include matters regarding “casual” employees and calculation of personal leave entitlements. Additionally, the Australian Parliament has introduced legislation that is expected to be passed in 2021, which affords casual employees the right to convert to permanent employment after 12 months, and introduces criminal and regulatory penalties for underpayment of employee entitlements. Furthermore, on 31 August 2020, the Australian Law Reform Commission recommended to impose criminal penalties on companies engaged in conduct or patterns of behaviour that result in multiple breaches of civil penalty provisions. Depending on the decisions in these matters and/or the enactment of pending legislation, Gold Fields may have an unanticipated liability to its employees in respect of these issues and/or regulations. See “—Gold Fields’ operations are subject to environmental, health and safety regulations, which could impose additional costs and compliance requirements and Gold Fields may face claims and liability for breaches, or alleged breaches, of such regulations and other applicable laws”.

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

Fluctuations in insurance cost and availability could adversely affect Gold Fields’ operating results and its insurance coverage may not adequately satisfy all potential claims in the future.

Gold Fields has global insurance policies covering general liability, directors’ and officers’ liability, accidental loss or material damage to its property, business interruption in the form of fixed operating costs or standing charges and other losses. The costs of maintaining adequate insurance coverage, most notably directors’ and officers’ liability insurance, have increased significantly recently and may continue to do so in the future, thereby adversely affecting our operating results. If such costs continue to increase, we may be forced to accept lower coverage and higher deductibles, which, in the event of a claim, could require significant, unplanned expenditures of cash and inhibit our ability to recruit qualified directors and officers.

In addition, Gold Fields may become subject to liability against potential claims which it has not insured, cannot insure or has insufficiently insured, or be able to insure the amount needed due to lack of capacity by insurers in the market, including those in respect of past mining activities. Gold Fields’ property and business interruption insurance and liability may not cover a particular event at all or be sufficient to fully cover Gold Fields’ losses, including, without limitation, as a result of natural disasters, public health emergencies and other events that could disrupt our operations, such as COVID-19. See “—The impact from, and measures taken to address, the COVID-19 pandemic have, and may continue to, adversely affect Gold Fields’ people, and may impact its business continuity, operating results, cash flows and financial condition”. Further, Gold Fields’ existing property and liability insurance contains exclusions and limitations on coverage. For example, should Gold Fields be subject to any regulatory or criminal fines or penalties, these amounts would not be covered under its insurance programme, either due to exclusions or limitations, or because it is prohibited by legislation in some jurisdiction. Should Gold Fields suffer a major loss, future earnings could be affected. In addition, Gold Fields’ insurance does not cover loss of profits. As a result, in the future, Gold Fields’ insurance coverage may not cover the extent of claims against it or any cross-claims made.

Gold Fields’ financial flexibility could be materially constrained by South African exchange control regulations.

South Africa’s exchange control regulations (the Exchange Control Regulations) restrict the export of capital from South Africa, the Republic of Namibia, and the Kingdoms of Lesotho and Eswatini, known collectively as the Common Monetary Area (the CMA). Transactions between South African residents (including companies) and non-residents of the CMA are subject to exchange controls administered by the Financial Surveillance Department of the South African Reserve Bank (SARB). While South African exchange controls have been relaxed in recent years, South African companies remain subject to restrictions on their ability to deploy capital outside of the CMA. As a result, Gold Fields’ ability to raise and deploy capital outside the CMA is restricted. These restrictions could hinder Gold Fields’ financial and strategic flexibility, particularly its ability to fund acquisitions, capital expenditures and exploration projects outside South Africa. See “—Additional Information on the Company—Environmental and Regulatory Matters—South Africa—Exchange Controls”.

Risks related to our shares and ADSs

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

Gold Fields pays cash dividends only if funds are available for that purpose. Whether funds are available depends on a variety of factors, including the amount of cash available and Gold Fields’ capital expenditures (on both existing infrastructure as well as on exploration and other projects) and other cash requirements existing at the time. Under South African law, Gold Fields will be entitled to pay a dividend or similar payment to its shareholders only if it meets the solvency and liquidity tests set out in the Companies Act No. 71 of 2008 (the Companies Act) and Gold Fields’ Memorandum of Incorporation (MOI). Given these factors and the Board of Directors’ discretion to declare cash dividends or other similar payments, dividends may not be paid in the future. A 20 per cent. withholding tax is applicable on dividends declared by South African resident companies to non-resident shareholders or non-resident ADS holders. See “—Additional Information—Taxation—Certain South African Tax Considerations—Tax on Dividends”.

Gold Fields’ non-South African shareholders face additional investment risk from currency exchange rate fluctuations since any dividends will be paid in Rand.

Dividends or distributions with respect to Gold Fields’ ordinary shares have historically been paid in Rand. The U.S. dollar or other currency equivalent of future dividends or distributions with respect to Gold Fields’ ordinary shares, if any, will be adversely affected by potential future reductions in the value of the Rand against the U.S. dollar or other currencies. While South African exchange controls have been relaxed in recent years, in the future, it is possible that there will be further changes in South African exchange control regulations, such that dividends paid out of trading profits will not be freely transferable outside South Africa to shareholders who are not residents of the CMA. See “—Additional Information—South African Exchange Control Limitations Affecting Security Holders”.

Gold Fields’ ordinary shares are subject to dilution upon the exercise of Gold Fields’ outstanding share options.

Shareholders’ equity interests in Gold Fields will be diluted to the extent of future exercises or settlements of rights under the Gold Fields 2012 Share Plan (the 2012 Plan), the Gold Fields 2005 Share Plan (the 2005 Plan), the revised Gold Fields Limited 2012 share plan, (the revised Gold Fields Limited 2012 Share Plan), or the Gold Fields 2018 Long-term Incentive (LTI) Plan (the 2018 LTI Plan) and any additional rights. See “Annual Financial Report—Remuneration Report—Remuneration policy—Cash-settled Long-term incentive plan” and “Annual Financial Report—Notes to the consolidated financial statements—Note 5. Share-based payments”. Gold Fields shares are also subject to dilution in the event that the Board is required to issue new shares in compliance with BBBEE legislation.

ADDITIONAL INFORMATION ON THE COMPANY

Organisational Structure(1),(2)

Gold Fields is a holding company with its significant ownership interests organised as set forth below.

Gold Fields Limited
Other subsidiaries and investments
90%
Newshelf 899 (Pty) Ltd (South Africa)
GFL Mining Services Limited (South Africa)
GFI Joint Venture Holdings (PTY) Ltd (South Africa)
Gold Fields Operations Ltd (South Africa
50%
50%
South Deep operation
Gold Fields Orogen Holding (BVI) Limited (British Virgin Islands)
Other subsidiaries and investments
Gold Fields Corona (BVI) Limited (British Virgin Islands)
99.53% economic interests
Gold Fields la Cima S.A.(Peru)
Cerro Corona operation
Gold Fields Salares Norte Holdings Pty LTD (Australia)
Minera Gold Fields Salares Norte Limitada (Chile)
Salares Norte project
Gold Fields Holdings Company Limited (British Virgin Islands)
Other subsidiaries and investments
Gold Fields Netherlands Coöperatief U.A. (Netherlands)
90%
Gold Fields Ghana Limited (Ghana)
Tarkwa operation
90%
Abosso Goldfields Limited (Ghana)
Damang operation
Other subsidiaries and investments, including the Far South East (FSE) Project in the Philippines
Other subsidiaries
45%
Agnew Gold Mining Company Pty Limited (Australia)
St. Ives Gold Mining Company Pty Limited (Australia)
GSM Mining Company Pty Limited (Australia)
Gruyere Mining Company Pty Limited (Australia)
Asanko Gold Ghana Limited
Agnew operation
St. Ives operation
Granny Smith operation
50%
Gruyere operation
Asanko operation

Notes:

(1)	As of 31 March 2021, unless otherwise stated, all subsidiaries in this organisational chart are, directly or indirectly, wholly owned by Gold Fields.

(2)	Not all other subsidiaries and investments are wholly owned.

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

Gold Fields’ Mining Operations

Gold Fields has nine producing mines located in South Africa, Ghana, Australia and Peru, as well as an open pit mine it is developing in in the Atacama region of northern Chile. Gold Fields conducts underground and surface mining operations at St. Ives, underground-only operations at Agnew, Granny Smith and South Deep and surface-only open pit mining at Damang, Tarkwa and Cerro Corona. Some processing of surface rock dump material occurs at Damang, while some tailings material is processed at South Deep to assist with the supply of backfill material for underground placement and scope support. Material processed intermittently, and as prescribed by a processing schedule, from production stockpiles occurs at Tarkwa, Agnew, Granny Smith, Gruyere and St. Ives.

South African Operations

Gold Fields’ South African region consists solely of the South Deep gold mine.

South Deep Mine

Introduction

South Deep is situated 45 kilometres southwest of Johannesburg, in the Gauteng Province of South Africa. South Deep has historically been a capital project and a developing mine where the majority of the permanent infrastructure to support expanded production has now been installed. South Deep recalibrated its operating model and reset the production ramp-up phase, which is expected to result in an initial steady state production profile being achieved in approximately five years. South Deep uses trackless mechanised mining methods comprising an array of techniques and mobile machines to achieve the most efficient extraction system for any given area in the ore body. South Deep converted its old order mining right to new order mining rights in July 2010, as required by the MPRDA. Under the new order mining rights, South Deep operates under a mining lease with a total area of approximately 4,268 hectares, including the area known as “Uncle Harry’s”.

The underground workings are accessed from the surface through three shaft systems, the Twin Shaft Complex (main and ventilation shafts), of which the main shaft comprises a single-drop to 110A level, a depth of 2,998 metres, the vent shaft to 110 level and the South Shaft Complex, which is a sub vertical system to 95 level. South Deep’s workings are at a significant depth and therefore require major cooling infrastructure, backfilling to support mined out voids and comprehensive ground support mechanisms to mitigate the risk of production interruptions from potential seismicity. The South Deep operation has access to the national electricity grid, water, and road infrastructure and is located near regional urban centres where it can obtain needed supplies and services. South Deep is divided into three principal areas, comprising:

•	the “Current Mine”, which is characterised by selective mining methods scattered over a large area and is accessed from four active levels from both the South Shaft and Twin Shaft complexes;

•

the “North of Wrench” area, which is directly south of the “Current Mine”, and comprises six mining corridors separated by regional pillars. A bulk mining less selective mining method is applied in this area, resulting in a higher resource to reserve conversion ratio; and

•	the “South of Wrench” area, which is situated south of “North of Wrench”, will be mined in the same manner as the latter.

South Deep’s total reserve base comprises the Upper Elsburg orebody at 71 per cent. located in South of Wrench, 25.5 per cent. in North of Wrench and 3.5 per cent. in Current Mine which is attributable to the impact of the enhanced mine design and production logistics characterising the North and South of Wrench areas compared to the legacy and historically mining constrained areas in Current Mine.

For additional information, see “—Risk Factors—Gold Fields has experienced, and may continue to experience, difficulties, operational delays, cost pressures and impact associated with the mine ramp-up post the organisational restructuring and supporting interventions at the South Deep operation in South Africa”.

History

The current South Deep operations derive from the Barrick—Western Areas Joint Venture, which Gold Fields acquired in a series of transactions in the second half of fiscal 2007. The Barrick—Western Areas Joint Venture was named the South Deep Joint Venture (South Deep Joint Venture). In 2011, Newshelf 899 (Pty) Ltd (Newshelf) was established as the holding company of South Deep. Newshelf is a 90 per cent. subsidiary of Gold Fields and the remaining 10 per cent. is held by outside shareholders as part of the black economic empowerment transactions. The current LoM of South Deep extends to 2106.

Geology

South Deep is a deep-level underground gold mine located along the northern and western margins of the Witwatersrand Basin, which has been the primary contributor to South Africa’s production and a significant portion of the world’s recorded gold output since 1886.

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

Regionally, gold mineralisation occurs within laterally extensive quartz pebble conglomerate horizons called reefs, which are developed above unconformable surfaces near the basin margin. As a result of faulting and primary controls on mineralisation processes, the goldfields are not continuous and are characterised by the presence or dominance of different reef units. The individual reefs that make up the stacked Upper Elsburg reef package that defines the South Deep ore body are generally less than two metres in thickness and are widely considered to represent laterally extensive braided fluvial deposits or unconfined flow deposits, which formed along the flanks of alluvial fan systems around the edge of an inland sea. Dykes and sills of diabase or dolerite composition are developed within the Witwatersrand Basin and are associated with several intrusive and extrusive events.

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

The stratigraphic units at South Deep generally dip southward at approximately 12 to 15 degrees and the gold-bearing reefs occur at depths of 1,500 metres to 3,500 metres below surface. In general, the gold mineralisation hosted by the conglomerates is laterally continuous with long range predictability and clear patterns of predictable mineralisation governed by sedimentary characteristics.

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

West Africa Operations

The West Africa operations comprise the Tarkwa, Damang and the Asanko (through the Asanko JV) gold mines in Ghana. Gold Fields Ghana, which holds the interest in the Tarkwa mine, and Abosso, which owns the interest in the Damang mine, are 90 per cent. owned by Gold Fields and 10 per cent. by the Ghanaian government (as a free carried interest). Through its subsidiary, Gold Fields holds a 45 per cent. interest in the Asanko JV, which holds a 100 per cent. stake in Asanko (comprising the Asanko Gold Mine and its associated properties and exploration rights in Ghana). Pursuant to the joint venture, Galiano holds 45 per cent. interest in the Asanko JV and the Ghanaian government holds 10 per cent. of the Asanko JV as a free carried interest.

Tarkwa Mine

Introduction

The Tarkwa mine is located in southwestern Ghana, about 300 kilometres by road, west of Accra. The Tarkwa mine consists of several open pit operations on the original Tarkwa property and the adjacent southern portion of the property, which was formerly referred to as the Teberebie property and was acquired by Gold Fields in August 2000. Mining is done by open pit using conventional drill and blast and truck and shovel methods using contractor mining. Gold Fields operates the mine with a conventional carbon-in-leach (CIL) plant, with a gyratory crusher feeding a semi-autogenous (SAG) mill and ball mill. Gold Fields processes the ex-pit mined ores through a conventional gold recovery plant, that consists of two parallel crushing circuits (a single primary gyratory crusher and a separate gyratory/cone tertiary crushing circuit), both feeding a single SAG, ball mill and pebble crusher (SABC) grinding circuit, together with gravity and CIL gold recovery circuits. The current plant capacity is 13.5Mtpa.

The Tarkwa mine operates under mining leases with a total area of approximately 20,825 hectares, the entirety of which are for surface operations, excluding the overlapping area between Tarkwa and Damang. Adjustments to the licensed area are the result of the cadastral system revisions. The Tarkwa mine completed its transition from the national grid to an independent power producer, Genser Energy, during 2018. Genser Energy commissioned the last of the units at its Tarkwa gas plant in February 2018 and now supplies 42MW of energy at Tarkwa, which accounts for 95 per cent. of its total electricity consumption, with additional capacity available as a back-up. The remaining 5 per cent. is supplied by GRIDCO/VRA. The Tarkwa mine has access to water, road and railway infrastructure, although rail service has been non-operational for many years. Most supplies are trucked in from either the nearest seaport, which is approximately 90 kilometres away by road in Takoradi, or from Tema, near Accra, which is approximately 300 kilometres away by road.

History

Investment in large-scale mining in the Tarkwa area commenced in the last quarter of the nineteenth century. In 1993, Gold Fields of South Africa took over an area previously operated by the State Gold Mining Corporation (SGMC). SGMC had, in turn, acquired the property from private companies owned by European investors. Mining operations by Gold Fields commenced in 1997 following initial drilling, feasibility studies and project development (which included the removal of overburden and the resettlement of approximately 22,000 people). In 2018, Tarkwa reverted to a contractor mining model after a comprehensive trade-off analysis indicated cash-flow and all-in-cost benefits.

Geology

Gold mineralisation at Tarkwa is hosted by Proterozoic Tarkwaian metasediments, which overlie but do not conform to a Birimian greenstone belt sequence. Gold mineralisation is concentrated in conglomerate reefs and has some similarities to deposits in the Witwatersrand Basin in South Africa. The deposit comprises a succession of stacked, tabular palaeoplacer units consisting of quartz pebble conglomerates. Approximately 10 such separate economic units occur in the concession area within a sedimentary package ranging from 40 metres to 110 metres in thickness. Low-grade to barren quartzite units are interlayered between the separate reef units. The Tarkwaian belt has been subject to moderate folding and at least five episodes of deformation have been recognised. In 2019 and 2020, exploration scoped to target extensions to the existing pits and to define palaeoplacer extensions, specifically in the Akontansi Underlap area, has successfully extended Tarkwa’s LoM to 2034.

Damang Mine

Introduction

The Damang deposits are located in the Wassa West District in southwestern Ghana approximately 300 kilometres by road west of Accra and approximately 30 kilometres by road northeast of the Tarkwa mine.

The mine now exclusively exploits hydrothermal-style gold deposits but historically has also produced from Witwatersrand-style palaeoplacer ore bodies. The Damang mine currently consists of the Damang Main pit cut back which is pivotal to the Damang reinvestment plan (comprising an investment in Damang to extend the LoM to 2025) and utilises a SAG and ball mill and CIL processing plant with pebble crusher and gravity recovery. Damang holds mining and prospecting leases with a total area of approximately 24,265 hectares. Adjustments to the licensed area are the result of the cadastral system revisions. The Damang mine completed its transition from the national grid to an independent power producer, Genser Energy, during 2017. Genser Energy commissioned the last of the units at its Damang gas plant in February 2017 and now supplies 27.5MW of energy, which accounts for Damang’s total electricity consumption. The mine still has access to the ECG, a national grid energy provider, as a back-up. The Damang mine also has access to water and road infrastructure. Most supplies are brought in by road from the nearest seaport, Takoradi, which is approximately 90 kilometres to the south east, or from Accra, which is approximately 300 kilometres away by road.

History

Mining on the Abosso concession began with underground mining in the early twentieth century. Surface mining at Damang commenced in August 1997 and Gold Fields assumed control of operations on 23 January 2002. Historically, the underground mine was in operation from 1878 until 1956.

In 2016, Gold Fields commenced the Damang reinvestment plan, which comprises an investment in Damang to extend the LoM to 2025. Damang began to achieve full ore production from 2020. The Damang reinvestment plan targets significant cut-backs in the main pit to access the primary higher-grade ore body at the bottom of the current Damang pit. Gold Fields has entered into a development agreement with the government of Ghana to support the Damang reinvestment plan. Delivery on the Damang reinvestment plan is on track, with improved cash flows and gold production goals achieved in 2020. Assessment of a mini cut-back to the existing pit and ongoing exploration near the mine have the potential to further extend the LoM, which currently extends to 2025.

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

Asanko JV

Introduction

The Asanko concessions are located in the Amansie West District of the Ashanti Region of Ghana, approximately 250 kilometres northwest of the capital Accra, and about 50 kilometres to 80 kilometres southwest of the regional capital of Kumasi.

Asanko holds seven valid mining leases as well as prospecting and reconnaissance licences, which spans 30 kilometres strike length of the Asankrangwa Gold Belt. The Asanko processing plant was commissioned in 2015 and has a name plate capacity throughput of 5.4Mtpa and is currently achieving recoveries averaging 94.2 per cent. in 2020, primarily due to improved leach kinetics. Asanko consists of a number of open pit operations with a SAG and ball mill and CIL processing plant. Asanko holds a total area of approximately 21,320 hectares under mining and prospecting leases and has access to the national electricity grid and water and road infrastructure.

History

Asanko is a collective term for the significant Nkran and Esaase gold deposits plus nine other satellite deposits. Nkran was previously exploited by Resolute (1997-2001) and produced approximately 730koz Au. The Nkran pit was dewatered and reopened by Asanko in 2015-2016. Since restarting the operation, Asanko has produced approximately 903koz gold from the Nkran pit and approximately 214koz gold from nearby pits (which are within eight kilometres of the Obotan Milling Complex).

In 2018, Gold Fields entered into a joint venture with Galiano, under which Gold Fields’ subsidiary acquired a 45 per cent. stake in the Asanko JV, which holds a 100 per cent. interest in Asanko (comprising the Asanko Gold Mine and its associated properties and exploration rights in Ghana). Pursuant to the joint venture, Galiano holds a 45 per cent. interest in the Asanko JV and the Ghanaian government holds 10 per cent. of the Asanko JV as a free carried interest. In the same year, preliminary development of the Esaase deposit, which comprises the bulk of the ore reserve, was completed to allow for bulk sampling and test mining to begin in 2019. Mining uses contract miners and is done by conventional open pit truck and shovel operations. As part of Asanko’s operational plan for 2020, predominantly oxide and transitional ore is currently being mined at the Esaase deposit.

Geology

Although each gold occurrence within Asanko has its own local mineralisation style, geological and geophysical studies have profiled a similar mine scale setting for all the deposits discovered to date. There is an underlying structural relationship between reactivated WNW basement structures and the dominant NE-SW shears that have juxtaposed the sandstone, siltstone and lesser shale metasedimentary packages, coupled by N-S structures that may control flexures in the steeply dipping sediments. All deposits have intrusive tonalitic-porphyritic granite dykes.

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

Reporting

Although Gold Fields previously reported Asanko’s reserves as at 31 December 2019, our reserve statement as at 31 December 2020 excludes our 45 per cent. interest in the Asanko JV. This is because Gold Fields’ JV partner, Galiano, has informed Gold Fields that Asanko’s updated mineral resource and reserve estimate is expected to be available only in the second half of 2021. This mineral resource and reserve estimate is expected to incorporate new exploration and infill drilling, updated modifying factors, and updated geological modelling. Gold Fields believes that the reserves attributable to Asanko are not material to the reserves of the Group. Gold Fields will assess Asanko’s updated mineral resource and reserve estimate when it is completed by Galiano in order to determine whether, an updated reserve will be reported in the second half of 2021 or at the end of 2021 in accordance with Gold Fields’ usual reporting cycle.

Australasia Operations

St. Ives

Introduction

St. Ives is located 80 kilometres south of Kalgoorlie and 20 kilometres south of Kambalda, straddling Lake Lefroy in Western Australia. It holds exploration licences, prospecting licences, miscellaneous licences and mining leases covering a total area of approximately 184,717 hectares (inclusive of forty-five non-managed leases totalling 6,263 hectares and thirteen JV leases totalling 37,213 hectares, where St. Ives is currently earning an interest). St. Ives is currently both a surface and underground operation, with several open pits and operating underground mines incorporated into its LoM plan. Open pits are mined using conventional drill and blast with truck and shovel and the underground mines deploy long-hole stoping and paste/rock fill. St. Ives is transitioning to becoming a fully underground operation, with the majority of the production expected to come from underground mines. The St. Ives plant includes a gravity circuit and consists of a primary gyratory crusher, followed by a single-stage SAG mill (with pebble crusher), gravity, leaching and CIP. The mine utilises a metallurgical CIP plant with a 4.7Mtpa name plate throughput capacity. The St. Ives operation obtains electricity pursuant to a contract with BHP Nickel-West that expires in January 2023 and has access to water, rail, air and road infrastructure. Consumables and supplies are trucked in locally from both Perth and Kalgoorlie.

History

Gold was discovered in the St. Ives area in 1897, with intermittent production until Western Mining Corporation (WMC) commenced nickel and gold mining operations at St. Ives. Gold Fields acquired the St. Ives gold mining operation from WMC in November 2001. Ongoing exploration near the mine and extensional areas continue to replace mining depletion and extend the LoM, which is typical of the Archaean orogenic greenstone gold hosted gold camps, where St. Ives is located. The current LoM extends to 2028.

Geology

The gold deposits of St. Ives are located at the southern end of the Norseman-Wiluna greenstone belt of the West Australian Goldfields Province. In the St. Ives area, the belt consists of Kalgoorlie Group volcanic rocks, Black Flag group felsic volcanic rocks and sediments and a variety of intrusive and overlying post-tectonic sediments. The area is structurally complex, with metamorphism ranging from lower greenschist and lower amphibolite facies. Shear hosted gold mineralisation has been discovered in all stratigraphic units. Deposit styles and ore controls are varied ranging from minor structures, including vein arrays, breccia zones and central, to quartz-rich and mylonitic parts of shear zones. There are several styles of mineralisation at St. Ives including lode, supergene and palaeoplacer mineralisation and individual deposits may contain more than one of these styles.

Agnew

Introduction

The Agnew Gold Mining Company Proprietary Limited (AGMC) was incorporated in 2001, comprises the Agnew and Lawlers mines and is located 23 kilometres west of Leinster, approximately 375 kilometres north of Kalgoorlie and 870 kilometres northeast of Perth, Western Australia. Agnew holds exploration licences, prospecting licences and mining leases covering a total area of approximately 74,872 hectares, inclusive of four non-managed tenements.

Agnew has one metallurgical plant in operation and is serviced by sealed road infrastructure to the mine gate. Supplies are generally trucked in from Perth or Kalgoorlie. Agnew is a fly-in fly-out operation with local services and external accommodation including air transport with a sealed runway. A new mine owned camp and runway upgrade was completed in 2019, which accommodates the mine employees and contractors. The bulk of the water is supplied from the mining operations and recovered from the in-pit tailings facility and previously mined pits. Extensional and near mine exploration continues to generate new ore reserves and extend the LoM which is currently to 2025.

History

Gold was discovered at the Agnew mine in 1895 and production was intermittent until WMC acquired the operation in the early 1980s and constructed the current mill in 1986. Since that time, numerous open pits and underground operations have been mined. During 2001, Gold Fields acquired the Agnew mine from WMC.

Gold was discovered around the same time at the Lawlers mine. In 1984, Forsayth NL purchased the Great Eastern lease and constructed the Lawlers mine’s processing plant (the Lawlers Mill). Mechanised open pit mining commenced in 1986. The New Holland underground mine opened in 1998 and in 2001 Barrick acquired the Lawlers mine as part of its merger with Homestake. In 2013, Gold Fields purchased Lawlers from Barrick and the Lawlers Mill was placed on care and maintenance.

Geology

Agnew’s gold deposits are located within the northwest portion of the Norseman-Wiluna greenstone belt of the Western Australian Goldfields. This greenstone belt consists of an older sequence of ultramafic flows, gabbro’s, basalts, felsic volcanic and related sedimentary rocks. The rocks are folded about the large, moderately north plunging Lawlers Anticline. The Agnew mine’s deposits are located on the western limb of this anticline, and major deposits discovered to date lie on sheared contacts between stratigraphic units. The anticline is cut by north-northeast trending faults such as the Waroonga and East Murchison Unit shear zones. The Lawlers mine deposits occur along the eastern limb of the Lawlers Anticline with the main Genesis-New Holland deposit located within the Scotty Creek Sediments west of Waroonga.

Granny Smith

Introduction

Granny Smith is owned by GSM Mining Company (Pty) Ltd., a wholly owned subsidiary of Gold Fields. The mine is located 27 kilometres southwest of the town of Laverton in the Northern Goldfields of Western Australia and is accessible via the Mt. Weld Road. Laverton has a sealed road to Perth, 950 kilometres to the southwest, and Kalgoorlie, 400 kilometres to the south.

Granny Smith holds exploration licences, prospecting licences and mining leases covering a total area of approximately 96,698 hectares, including miscellaneous and non-managed tenements.

The site operates on a fly-in fly-out basis with variable rosters. A well-maintained unsealed airstrip located approximately eight kilometres northeast of the camp provides air access from Perth for most employees and contractors. Flights are typically made four days per week under normal circumstances.

History

The Granny Smith deposits were discovered in 1987. In 1989, mining at Granny Smith commenced in the Granny Smith pit and continued in subsequent years, with the development of a series of open pits. In 1998, the Wallaby deposit was discovered 11 kilometres southwest of Granny Smith. In November 2001, the first Wallaby ore was delivered to the mill.

The Wallaby Open Pit was mined from October 2001 until December 2006. Underground mining at Wallaby commenced in December 2005 and is ongoing. As noted above, Gold Fields acquired the mine in October 2013. Extensional exploration continues to define new ore reserves, and based on current underground ore reserves from the Wallaby area, the LoM extends to 2030.

Geology

Granny Smith is located in the Eastern Yilgarn Craton. At a regional scale, the geological terrain around the Laverton area is dominated by the Mt. Margaret Dome in the northwest and the Kirgella Dome in the southeast. These domes are flanked to the east and west by north-northwest-striking shear zones, and the central zone between the two domes is dominated by north to north-northeast-striking sigmoidal shear zones. These distinctly different strikes to the shear zones developed early in the tectonic evolution of the area and resulted in a favourable architecture for late-stage orogenic gold mineralisation. The Granny Smith lodes comprise vein stock works localised by a northerly trending shear at the margin of a granodiorite. The Wallaby lodes are flat lying alteration zones hosted within magnetite amphibole altered conglomerate.

Gruyere

Introduction

The Gruyere deposit is located within the Yamarna Terrane of the eastern Yilgarn, Western Australia. Gruyere is located 200 kilometres east of Laverton and 1,000 kilometres north-east of Perth and is accessible by road and by air, with a sealed airstrip near the camp. The operation runs on a fly-in fly-out basis with variable rosters.

The project was granted tenements for mining, exploration and miscellaneous use of 138,893 hectares in 2016 for a period of twenty-one years, and is wholly within the Yamarna Pastoral Lease. The current LoM extends to 2029.

History

Gold Road discovered the primary mineralisation at Gruyere in 2013. The Gruyere operation is 50 per cent. owned and operated by Gold Fields after forming a joint venture with Gold Road Resources in November 2016. Pursuant to the joint venture with Gold Road Resources, Gold Fields holds a 50 per cent. interest (through its subsidiary) in the Gruyere Mining Co Pty, which has a 100 per cent. interest in Gruyere. Gold Road Resources also holds a 50 per cent. interest in the Gruyere Mining Co Pty. Gruyere’s first gold was poured in 2019.

Geology

Gruyere is an Archaean orogenic gold deposit. Mineralisation is hosted within the Gruyere Monzonite Porphyry. Gold is associated with varying intensity albite-sericite-chlorite-biotite-calcite alteration of the host rock. The Gruyere deposit is located on a flexure point of the regional scale Dorothy Hills Greenstone Belt, where the shear zone changes in direction. The entire Gruyere porphyry is variably altered and gold grade is related to variations in style and intensity of alteration, structure, veining and sulphide content.

Gold mineralisation within the Attila-Alaric trend (Attila, Alaric, Montagne, Argos and Orleans satellite projects), known as the Golden Highway area, comprises steeply dipping shear hosted gold in volcanoclastic sequences, with gold associated with zones of alteration and pyrite mineralisation.

Americas Operations

Gold Fields Corona (BVI) Limited, a wholly owned subsidiary of Gold Fields, owns a 99.53 per cent. economic interest in Cerro Corona through its shareholding in Gold Fields La Cima (GFLC).

Cerro Corona

Introduction

The Cerro Corona mine, which operates one open pit and one copper-gold plant, became operational in fiscal 2008. It mines a porphyry copper-gold deposit situated within the Hualgayoc Mining District in northern Peru. It is located in the highest part of the Western Cordillera of the Andes, at elevations ranging from 3,600 metres to 4,000 metres above mean sea level, close to the headwaters of the Atlantic continental basin. Cerro Corona is located approximately 80 kilometres by road north of the departmental capital of Cajamarca. Contract mining is deployed in the open pit applying conventional drill, blast, load and haul methods. Cerro Corona’s electricity is supplied through a long-term contract with a Peruvian power supplier and transported through the national power transmission system and a 34 kilometre transmission line constructed by the mine. Cerro Corona’s water requirements are provided primarily by retention of rainfall and pit dewatering; water is continuously recycled.

History

In December 2003, Gold Fields, through a subsidiary, signed a definitive agreement to purchase an 80.7 per cent. economic and 92 per cent. voting interest in the Cerro Corona deposit and adjoining mining concessions from a Peruvian family-owned company, Sociedad Minera Corona S.A. The agreement called for a reorganisation whereby the assets of Cerro Corona were transferred to La Cima, in July 2004. Following the approval of an Environmental Impact Assessment (EIA) on 2 December 2005, Gold Fields completed the purchase of the 92 per cent. voting interest (80.7 per cent. economic interest) in La Cima in January 2006, for a total consideration of U.S.$40.5 million. In 2011, Gold Fields increased its economic interest in La Cima to 98.5 per cent. and in December 2013, Gold Fields further increased its economic interest in La Cima to 99.53 per cent. through a reduction in capital transaction. The mine has been in production since 2008 and the current LoM extends to 2030. The current 2030 feasibility study for Cerro Corona incorporates the placement of tailing material in the pit (in-pit tailings disposal) from 2025, when the stockpile balance peaks. Cerro Corona’s LoM plan is based on ore processed from the stockpiles with the in-pit tailings disposal initiated in 2025.

Geology

The Cerro Corona copper-gold deposit is hosted by a 600- to 700-metre diameter sub-vertical cylindrical- shaped quartz diorite porphyry stock dated at mid-Miocene age emplaced into mid-Cretaceous limestone and marls and siliclastic rocks. Within the porphyry, copper-gold mineralisation is primarily hosted by extensive zones of stockwork veining. There are at least two phases of diorite placement, only one of which is mineralised. The non-mineralised diorite is generally regarded as the last phase and is referred to as “barren core”. The latest re-modelling suggests that the Cerro Corona porphyry is probably composed of four or five satellite stocks with the last two being barren. The intrusive has been emplaced at the intersection of Andean-parallel and Andean-normal (transandean) structures. Natural supergene oxidation and leaching processes at Cerro Corona have led to the development of a weak to moderate copper enrichment blanket, allowing for the subdivision of the deposit, from the surface downward, into an oxide zone, a mixed oxide-sulphide zone, a secondary enriched (supergene) sulphide zone and a primary (hypogene) sulphide zone.

Salares Norte Project

Introduction

The Salares Norte project is 100 per cent. owned by Gold Fields through its shareholding in Minera Gold Fields Salares Norte SpA (MGFSN) and is a high grade, open pit, gold-silver project located in the Atacama region of northern Chile, with elevations between 4,200 metres and 4,900 metres above mean sea level. The nearest town is Diego de Almagro, about 183 kilometres by road to the west of the project. Mineralisation is contained within a high-sulphidation epithermal system hosted by a breccia complex, and most of the mineralisation known to date is oxidised. MGFSN holds 1,800 hectares of exploitation concessions (mining rights), with definitive title granted. MGFSN holds 82,030 hectares of additional exploration and an option agreement with Pan Pacific Copper Exploration Chile Ltda. covering 2,200 hectares to the northwest of Salares Norte. The engineering process as well as the camp construction were well advanced in 2020. Various construction activities were initiated in 2020, including construction of the HME workshop and fabrication of the Crusher, CIP tanks, SAG and Ball mills and construction of the diversion channels earthworks. All major permits required to commence mining have been approved and the project remains on track for the expected timeline to facilitate gold production during the first quarter of 2023.

History

Gold Fields discovered the mineralisation at the Salares Norte project in March 2011. Follow-up diamond drilling in late 2011 confirmed the presence of a high-grade oxide deposit of sufficient size and quality to warrant aggressive resource delineation drilling. In 2016, a land easement for 30 years and water rights for the project were both granted.

Between 2017 and 2018, Gold Fields completed pre-feasibility and interim feasibility studies at the Brecha Principal and Agua Amarga deposits. Gold Fields spent U.S.$50 million on feasibility study work and U.S.$20 million in further in-fill drilling in fiscal 2018, following on from pre-feasibility study work and drilling in fiscal 2017 (U.S.$49 million). Preliminary indications suggested the Salares Norte project could be an open pit mine, while metallurgical test work suggested that hybrid carbon-in-leach processing could deliver recovery rates of around 91 per cent. for gold. A definitive feasibility study was completed in 2018, including advancement of an optimised mine plan for the combined Brecha Principal and Agua Amarga deposits.

The EIA was approved in December 2019, together with an environmental mitigation plan, comprising studies and specific protection measures of the endangered short-tailed chinchilla in the area. As a part of the EIA, among other things, the Salares Norte project will have to mitigate its impact on the habitat of the chinchilla through the relocation of a small fraction of the chinchilla population that lives in future mining zones to a new location five kilometres away, within the mining concessions.

Relocation of four chinchilla began in August 2020, in accordance with the environmental permit requirements and methodologies. Two of the chinchilla did not survive the 30-day adaptation process, and relocation activities were temporarily suspended. The remaining two chinchilla were successfully released in the new location. Monitoring and evaluation continue as the relocated chinchilla settle into their new habitat. Salares Norte plans to resume chinchilla relocation once the new measures have been approved by the regulator. The construction schedule has not been affected by the disrupted relocation activities. Loss of chinchilla was a risk identified in the EIA because they are a poorly understood species owing to their low numbers and remote location.

Geology

The Salares Norte project is located in the northern part of the Maricunga Belt, an area with a predominance of Cenozoic volcanic rocks, comprising eroded strato-volcanos, volcanic domes and pyroclastic rocks.

Mineralisation at the Salares Norte project is contained in a high-sulphidation epithermal system, hosted mainly by a breccia complex along the contact of two volcanic domes of andesitic and dacitic composition. Mineral resources have been delineated by drilling in two separate deposits, Brecha Principal and Agua Amarga, which are located about 500 metres apart. Most of the mineralisation known to date is oxidised. The sulphide mineralisation contains mainly pyrite. Gold Fields continues to explore the area around the Salares Norte project, including at the Brecha West and Agua Amarga North deposits and in the Horizonte satellite area for potential new ore sources to supplement or extend the current twelve-year LoM.

Insurance

Gold Fields has insurance policies to protect against catastrophic events which could have significant adverse effects on its operations and profitability, subject to the availability and cost of such insurance. Gold Fields maintains its philosophy of placing coverage with secure underwriters that offer programmes to suit Gold Fields’ specific needs.

Gold Fields has global insurance policies covering general liability, directors’ and officers’ liability, accidental loss or material damage to its property, business interruption in the form of fixed operating costs or standing charges and other losses. Gold Fields does not insure all potential losses associated with its operations as some insurance premiums are prohibitively expensive, some risks are considered too remote to insure and some types of insurance cover are not available. For example, Gold Fields does not insure against loss of profits. Should an event occur for which there is no or limited insurance cover, this could affect Gold Fields’ cash flows and profitability. In addition, Gold Fields’ property and business interruption insurance and liability may not cover a particular event at all or be sufficient to fully cover Gold Fields’ losses, including, without limitation, as a result of natural disasters, public health emergencies and other events that could disrupt our operations, such as COVID-19. Gold Fields is not covered for losses resulting from the COVID-19 pandemic. See “—The impact from, and measures taken to address, the COVID-19 pandemic have, and may continue to, adversely affect Gold Fields’ people, and may impact its business continuity, operating results, cash flows and financial condition”. In addition, Gold Fields may be unable to attain insurance coverage for such disruptions.

Management believes that the scope and amount of insurance coverage is adequate, taking into account the probability and potential severity of each identified risk. Gold Fields’ insurance coverage is consistent with customary practice for a gold mining company of its size with multinational operations. See “—Risk Factors— Fluctuations in insurance cost and availability could adversely affect Gold Fields’ operating results and its insurance coverage may not adequately satisfy all potential claims in the future”.

Property

As of 31 December 2020, Gold Fields held rights over the following mining and exploration areas/tenements, including those held as joint ventures:

Gold Fields’ operative mining areas, including the Salares Norte project, as of 31 December 2020

Operation	Size
(hectares)
South Africa
South Deep	4,268
Ghana
Tarkwa	20,825
Damang	24,265
Asanko	21,320

Operation	Size
(hectares)
Australia(1)
St. Ives	184,717
Agnew	74,872
Granny Smith	96,698
Gruyere	138,893
Peru
Cerro Corona	6,175
Chile
Salares Norte	86,030

Note:

(1)	Tenement areas include: prospecting, exploration, mining, miscellaneous and non-managed or JV.

Gold Fields leases its corporate headquarters in Sandton, Johannesburg, South Africa.

According to the MPRDA, the mineral resources of South Africa belong to the nation and to the state (as custodian of the nation’s resources, which is entitled to grant prospecting and mining rights). The MPRDA provides a statutory right of access for the mining right holder to the mining area for the purposes of conducting mining operations and does not require the holder to own the land on which it conducts operations. Once a mining right is granted, a landowner cannot refuse a lawful mining right holder the right to conduct its mining operations. In addition, the landowner is not entitled to compensation from the mining right holder for the use of the land for mining operations conducted in terms of the MPRDA. In May 2010, the DMRE approved the conversion of the South Deep old order mining right into a new order mining right. Included in this approval was an additional area called Uncle Harry’s which is contiguous to South Deep. The durations of the South Deep and Uncle Harry’s mining rights are both 30 years.

Gold Fields owns most of the properties in respect of its South African mining operation, and where it does not own such property, it does so in accordance with applicable mining and property laws. In addition, Gold Fields owns prospecting and surface rights contiguous to its operations in South Africa. As required under the MPRDA, Gold Fields has registered its surface rights utilised for mining purposes. Gold Fields has received prospecting rights on properties which it has identified as being able to contribute, now or in the future, to its business and will apply to convert those prospecting rights to mining rights under the MPRDA, when appropriate. See “—Risk Factors—Gold Fields’ mineral rights are subject to legislation, which could impose significant costs and burdens and which impose certain ownership requirements, the interpretation of which is the subject of dispute—South Africa”.

Gold Fields’ West Africa operations comprise three legally registered entities, namely Tarkwa mine (Gold Fields Ghana), Damang mine (Abosso) and a 45 per cent. stake in the Asanko JV, which holds a 100 per cent. interest in Asanko (comprising the Asanko Gold Mine and its associated properties and exploration rights in Ghana). Pursuant to the joint venture, Galiano (formerly Asanko Gold) holds 45 per cent. interest in the Asanko JV and the Ghanaian government holds 10 per cent. of the Asanko JV as a free carried interest. Gold Fields Ghana obtained the mining rights for the Tarkwa property from the government of Ghana in 1993. In August 2000, with the consent of the government of Ghana, Gold Fields Ghana was assigned the mining rights for the northern portion of the Teberebie property. The Tarkwa rights expire in 2027 and the Ghanaian Minister of Lands and Natural Resources has approved the extension of the Teberebie Leases to 2036. Abosso holds the right to mine at the Damang property under the Damang and Lima South mining leases from the government of Ghana. The Damang lease expires in 2025. The Lima South lease, which expired in 2017 has been extended for another 10 years by the Ghanaian Minister of Lands and Natural Resources on the recommendation of the Ghanaian Minerals Commission.

Gold Fields and the Asanko JV may respectively exploit all surface and underground gold at all three sites until the rights expire, provided that Gold Fields pays the government of Ghana a quarterly royalty. See “—Environmental and Regulatory Matters—Ghana—Mineral Rights”.

In Western Australia, land that is the subject of mining rights is leased from the state. West Australian mining leases have an initial term of 21 years with one automatic 21-year renewal period and thereafter an indefinite number of 21-year renewals with government approval. In relation to gold produced from the mining leases at St. Ives, Agnew, and Granny Smith, Gold Fields pays an annual royalty to the state of 2.5 per cent. of revenue. Pursuant to its joint venture with Gold Road Resources, Gold Fields holds a 100 per cent. interest (through its subsidiary) in the Gruyere Mining Co Pty, which has a 50 per cent. interest in Gruyere. Gold Road Resources also holds a 50 per cent. interest in Gruyere. Gruyere’s first gold was poured in 2019.

In Peru, exploration and extraction activities can only be performed in duly authorised areas. Authorisation is granted by the Peruvian government when a mining concession is issued. Mining concessions expire if the titleholder does not exploit the concessions for a period of 15 years, unless the titleholder demonstrates to the authorities that this was through no fault of its own, in which case the authorities may allow the titleholder to begin to exploit the concession within the next five years that follow. The titleholder must comply with specific obligations, such as paying annual fees of U.S.$3.00 per hectare, meeting minimum investment requirements, paying a monthly royalty according to the value of the produced concentrates and other requirements. The mining concessions owned by Cerro Corona cover an area of approximately 6,175 hectares, while the surface rights cover approximately 1,300 hectares. See “—Environmental and Regulatory Matters—Peru—Concessions—Mining Concessions”.

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

General location of the material assets—Agnew Gold Mine

General location of the material assets—Granny Smith Gold Mine

General location of the material assets—Gruyere Gold Mine

Americas Operations

General location of the material assets—Cerro Corona Gold Mine

General location of the material assets—Salares Norte project

GLOSSARY OF TERMS

The following explanations are not intended as technical definitions, but rather are intended to assist the reader in understanding some of the terms used in this annual report. For additional terms, please see “Annual Financial Report—Glossary of Terms”.

“Adjusted EBITDA” is a non-IFRS measure which means profit or loss for the year adjusted for interest, taxation, amortisation and depreciation and certain other costs. For external borrowings entered into before 1 January 2019, the definition of adjusted EBITDA is as defined in the U.S.$1,290 million term loan and revolving credit facilities agreement. For external borrowings entered into after 1 January 2019, the definition of adjusted EBITDA is as defined in the U.S.$1,200 million term loan and revolving credit facilities agreement. For the calculation of adjusted EBITDA, refer to “Annual Financial Report—Notes to the consolidated financial statements—Note 39. Capital management”.

“Adjusted free cash flow and adjusted free cash flow margin”, in terms of the existing long-term incentive plan scheme, means AIC adjusted for non-cash share-based payments, non-cash long-term employee benefits, exploration, feasibility and evaluation costs outside of existing operations, non-sustaining capital expenditure for growth projects only, realised gains or losses on revenue hedges, redemption of Asanko preference shares and taxation paid (excluding royalties).

Adjusted free cash flow margin is adjusted free cash flow divided by revenue adjusted for by-product revenue.

The adjusted free cash flow margin is calculated as follows:

Revenue (gold only = revenue as per the income statement less by-product revenue as per AIC)	xxx
Less: Cash outflow	(xxx	)
AIC	(xxx	)
Adjusted for
Share-based payments (as non-cash)	xx
Long-term employee benefits (non-cash)	xx
Exploration, feasibility and evaluation costs outside of existing operations	xx
Non-sustaining capital expenditure	xx
Revenue hedges	xx
Redemption of Asanko preference shares	xx
Long-term incentive plan payment	(xx	)
Tax paid (excluding royalties)	(xx	)

Adjusted Free cash flow	xx
Adjusted Free cash flow margin	x	%

Gold sold only—ounces	xxx

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

“Brownfield” means exploration conducted in areas where mineral deposits have already previously been discovered and is also termed near mine or extensional exploration.

“Cut-off grade” means the lowest grade of mineralised rock which determines whether it is economic to recover its gold content by further concentration.

“Destress” means that by mining a two-metre slice through the ore body package an optimal position is achieved to ensure a destressed window of 50 to 60 metres above or below the associates stope to provide the necessary safe geotechnical stress conditions for extraction.

“Dilution” means low or zero grade (waste) material that is mined during the course of mining operations and forms part of the reserve.

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

“Gold reserves” means the gold contained within “proved and probable reserves” on the basis of recoverable material (reported as mill delivered tonnes, head grade and ounces).

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

“Life of mine”, or “LoM” means the expected remaining years of production, based on production schedules and proved and probable ore reserves.

“Life of mine Plan”, or “LoM Plan” means a design and financial/economic study of an existing operation in which appropriate assessments have been made of existing geological, mining, metallurgical, economic, marketing, legal, environmental, social, governmental, engineering, operational and all other modifying factors, which are considered in sufficient detail to demonstrate that continued extraction is reasonably justified. This is completed to a minimum pre-feasibility level of study.

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

“Mineralisation” means the presence of a target mineral in a mass of host rock. A concentration (or occurrence) of material of possible economic interest, in or on the earth’s crust, for which quantity and quality cannot be estimated with sufficient confidence to be defined as a mineral resource. Mineralisation is not classified as a mineral resource or mineral reserve and can only be reported under exploration results. The data and information relating to it must be sufficient to allow a considered and balanced judgement of its significance and the process or processes by which a mineral or minerals are introduced into rock, resulting in a potentially valuable deposit. Mineralisation generally incorporates various terms, including fissure filling, impregnation and replacement, among others.

“Mineral Reserve” means the economically mineable part of a measured and/or indicated mineral resource converted into proved and probable reserves. It includes diluting minerals and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of modifying factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which mineral reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to clarify what is being reported.

“MPa” means a unit measurement of stress or pressure within the earth’s crust used to profile tectonic stress, which can impact ground stability and ground support requirements in underground mining.

“Net cash flow” is defined as net cash flow from operations less the South Deep dividend, net capital expenditure (additions to property, plant and equipment less proceeds on disposal of property, plant and equipment), environmental trust fund and rehabilitation payments, lease payments and redemption of Asanko preference shares, as per the consolidated statements of cash flows which is a non-IFRS measure. An investor should not consider this item in isolation or as an alternative to cash flow from operating activities, cash and cash equivalents or any other measure presented in accordance with IFRS. The definition for the calculation of net cash flow may vary significantly between companies, and by itself does not necessarily provide a basis for comparison with other companies. The following table sets out a reconciliation of Gold Fields’ “net cash flow from operations” in accordance with IFRS (refer to the consolidated statement of cash flows) to “net cash flows”. For a reconciliation, see “Annual Financial Report—Management’s discussion and analysis of the financial statements”.

Net cash flow from operations(1)	xx
Less:
South Deep dividend(1)	xx
Additions to property, plant and equipment(1)	xx
Proceeds on disposal of property, plant and equipment(1)	xx
Environmental and rehabilitation payments(1)	xx
Lease payments	xx

Redemption of Asanko preference shares(1)	xx

Net cash flow	xx

Note:

(1)	As per the consolidated statement of cash flows.

“Net debt” is a non-IFRS measure which means total borrowings and lease liabilities less cash and cash equivalents.

“Net debt (excluding lease liabilities)” is a non-IFRS measure which means total borrowings less cash and cash equivalents.

“Net smelter return”, or “NSR” means the volume of refined mineral sold during the relevant period multiplied by the average spot mineral price and the average exchange rate for the period, less refining, transport and insurance costs.

“Normalised profit” is a non-IFRS measure which means profit excluding gains and losses on foreign exchange, financial instruments and non-recurring items after taxation and non-controlling interest effect.

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

“Ore reserves”, or “reserves” means that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Reserves are based on the conversion of measured and indicated resources to proved and probable reserves, respectively.

“Ounce” means one troy ounce, which equals 31.1035 grams.

“Overburden” means the soil and rock that must be removed in order to expose an ore body.

“Paste filling”, or “back fill” means a technique whereby cemented paste fill is placed in mined-out voids to improve and maintain ground stability, minimise waste dilution and maximise extraction of the ore.

“Porphyry” means an igneous rock of any composition that contains larger, well-formed mineral grains in a finer-grained groundmass.

“Probable Mineral Reserve” means the economically mineable part of an indicated, and in some circumstances, a measured mineral resource. The confidence in the modifying factors applying to a probable mineral reserve is lower than that applying to a proved mineral reserve.

“Production stockpile” means the selective accumulation of unprocessed ore which is actively managed as part of the current mining and processing operations. Material resulting from mining or processing operations.

“Prospect” means to investigate a site with insufficient data available on mineralisation to determine if minerals are economically recoverable.

“Prospecting right” means permission to explore an area for minerals.

“Proved Mineral Reserve” means the economically mineable part of a measured mineral resource. A proved mineral resource implies a high degree of confidence in the modifying factors.

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

“Shotcrete” means a sprayed concrete or specialist cement type product applied through a hose or similar device and pneumatically projected at high velocity on the surface of excavations, as a geotechnical ground support technique to reinforce the stability of underground faces.

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

“Stockpile” means a store of unprocessed ore, which is material resulting from mining or processing operations.

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

RESERVES OF GOLD FIELDS AS AT 31 DECEMBER 2020

Methodology

While there are some differences between the definition of the South African Code for Reporting of Exploration Results, Mineral Resources and Mineral Reserves (the SAMREC Code 2016 edition) and that of the SEC’s Industry Guide 7, only the reserves at each of Gold Fields’ operations and advanced projects as at 31 December 2020 which qualify as reserves for purposes of the SEC’s Industry Guide 7 are presented in the table below. See “— Glossary of Mining Terms”. In accordance with the requirements imposed by the JSE, Gold Fields reports its reserves using the terms and definitions of the SAMREC Code (2016 edition). Mineral reserves (ore reserves), as defined under the SAMREC Code, are divided into categories of proved and probable reserves and are expressed in terms of tonnes to be processed at mill feed head grades, allowing for application of cut-off grades, estimated mining dilution, ore loss, mining recovery and other modifying factors.

All of Gold Fields’ operations report reserves using cut-off grades or net smelter return cut-offs (NSR), in the case of multi-metal deposits. Cut-off grade is the grade that distinguishes the economic material within an ore body that is to be extracted and treated from the remaining material. Cut-off grade is typically calculated using an appropriate metal price plus the development, stoping, processing, general and administration and sustaining capital costs to derive a total cost per tonne. NSR cut-off is the net revenue (total revenue less production costs) that the owner of a mining property receives from the sale of the mine’s metal products. Costs include transportation and refining costs. Modifying factors applied in estimating reserves are primarily based on historical empirical information, but commonly incorporate adjustments for planned operational improvements. Tonnage and grade may include some mineralisation below the selected cut-off grade to ensure that the reserve comprises blocks of adequate size and continuity to facilitate practical mining but is limited in extent and typically less than 5 per cent. contribution by metal. Reserves also take into account operating cost levels as well as necessary capital and sustaining capital provisions required at each operation, and are supported by detailed engineered LoM plans.

South Africa

The restructuring of South Deep, aimed at implementing a new operating model designed to improve operational efficiency, reduce operating costs and leverage cash flow, was completed at the end of 2018 and has continued to show positive results in 2019 and 2020.

In 2020, South Deep continued to execute its short- and long-term plan, in line with the key improvement themes it had identified, which are leadership changes, production efficiency improvements, and technology modernisation. South Deep’s 2021 performance will continue to be assessed on the same criteria to enable productivity and cost improvements. See “Additional Information on the Company—Gold Fields’ Mining Operations—South African Operations—South Deep” for more information on the mines 2020 performance.

South Deep’s operational performance in 2019 and 2020 has demonstrated traction on the mine’s core strategic project themes, key performance indicators and enablers which are integral to facilitating delivery on the production ramp-up over the next five years. The mine’s 2019 and 2020 production and cost performance trends continue to support the view that South Deep has the capacity to execute and deliver the production ramp-up in the LoM plan, which in turn is core to underpinning the mineral reserve statement and anticipated operating volumes and cost metrics.

Traction on the production ramp-up phase to full production will continue to be monitored and if a recalibration of the LoM plan is warranted based on performance and trajectory, this will be addressed as part of the annual strategic and business planning process for South Deep.

South Deep’s LoM plan and notably the production ramp-up, which forms the basis for South Deep’s mineral reserves, will continue to be refined and enhanced as operational outcomes are delivered and as the mine evolves to steady state production with its associated cost performance. The current LoM Plan incorporates the recalibration of the labour force and related adjustments to the cost base, all recent improvements in mine design and scheduling, enhanced fleet management, updated geotechnical parameters, and all infrastructure required to support the production plan. The latter includes ventilation, refrigeration, water, backfill, shotcreting, equipment maintenance and ore handling.

At South Deep, the estimation of reserves is based on surface drilling, underground infill and grade control (Mine Definition) diamond drilling, structural volume models derived from surface three-dimensional reflection seismics, ore body facies modelling, structural modelling, underground mapping, detailed ore zone wireframes and geostatistical estimation. The reefs, which are sedimentary in nature, are laterally strongly continuous with long-range predictability, and reflect extensive intra-basinal fluvial deposits. Initially exploration was by drilling from the surface on an approximate 500-metre to 2,000-metre grid. Once underground access is available, underground mapping and Mine Definition diamond drilling is undertaken on an approximate 30-metre to 90-metre grid, to provide the necessary ore body definition to support detailed mine design and production scheduling.

The following sets out the drill spacing ranges used to classify the different categories of reserves at South Deep.

Reserve Classification	Sample Spacing Range Min/Max	Maximum Distance Data is Projected
	(metres)
Proved	0 to 60	90
Probable	60 to 650	650

For proved reserves, the planned grade control or Mine Definition diamond drilling must be designed at an approximate 30-metre by 30-metre grid spacing, depending on the accessibility for the diamond drill rigs. Due to accessibility underground and other logistical constraints resulting from the production environment, the grid spacing can extend to 60 metres in limited areas. The high profile destress mining consists of 5.5-metre high cuts that are generally mined horizontally at 17- to 20-metre vertical intervals, and it reduces the in situ rock stress from approximately 80 MPa to 30 to 40 MPa to facilitate bulk mechanised mining. Estimation is constrained within both geologically homogeneous structural and defined facies zones, and is generally derived from either ordinary or simple kriged small-scale grids.

For probable reserves, the estimates access a significant number of samples on spacing greater than the spacing for development and stoping bordering these areas. In addition, borehole spacing ranges from tens to hundreds of metres are used in conjunction with 3D seismic survey results that confirm certain structural reef elevations and key stratigraphic surfaces. Reserves classified as probable are generally adjacent to those classified as proved. Estimation is constrained within geologically homogeneous structural and sedimentary facies zones, and is derived using a localised direct conditioning technique (LDC), used to derive recoverable block estimates, based on simple kriging.

The primary assumptions of continuity for the geologically homogeneous zones are driven by the geological model, which is updated when new information arises from drilling and underground mapping. Any changes to the geological and resource estimation models are subject to peer and internal technical corporate review and external independent consultant review when deemed necessary. Historically, mining at South African deep-level gold mines has shown significant geological continuity, so that new mines were started based on limited surface borehole information. Customarily, geological models are primarily based on the definition of different sedimentary facies within each conglomerate horizon. These facies are extrapolated along paleocurrent and grade trends into new, undeveloped areas taking into account inherent proximal to distal depositional relationships and any surface borehole data in those areas. Normally, these facies are continuous, supported by extensive historical sample databases, and can be incorporated in the kriging and estimation of large blocks.

Ghana

For the Tarkwa open pit operation, estimation of probable reserves is based on a combination of an initial 100- or 200-metre grid of diamond and reverse circulation (RC) drilling and proved reserves are typically based on drilling a 12.5-metre to 25-metre grid of RC drill holes. For the Damang open pit operation, estimation of probable reserves is based on a 40 metre to 80 metre grid of combined RC and diamond drilling and proved reserves on a five- metre by eight-metre grid up to a 20-metre grid, depending on the ore body type and geometry. Advance grade control drilling is employed in certain areas to provide detailed estimation to greater depths than normal grade control drilling (typically two to three times the normal GC depth) where information is required to confirm structural and grade trends. For the Asanko open pit operations, estimation of probable reserves is based on a nominal 40 metre grid of combined RC and diamond drilling and proved reserves on an average grid of five metres by 10 metres, taking into consideration the geological and grade continuity of the ore body.

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

Australia

At the Australian operations, the estimation of reserves for both underground and open pit operations is based on exploration and sampling information gathered through appropriate techniques, primarily from diamond drilling, RC drilling, air-core and sonic drilling techniques. The locations of sample points are spaced close enough to deduce or confirm geological and grade continuity. Generally, drilling is undertaken on grids, which range between 10 metres by 25 metres for proved reserves and up to 40 metres by 60 metres typically for probable reserves, although this may vary depending on the continuity of the ore body. In underground operations mapping and sampling of development facies is used to supplement drilling information. Due to the variety and diversity of mineralisation at the Australian operations, sample spacing may also vary depending on each particular ore type.

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

Chile

For the Salares Norte project, estimation is mostly based on diamond drill holes with a small number of RC drill holes. The average spacing of holes in the indicated resource and probable reserve is less than 25 metres and in the Inferred Resource is less than 40 metres. Some closer spaced drilling of about 10 to 15 metres has been completed on a few sections to test short-range variability of geology and gold grade domains to assist with production design and scheduling.

Reserve Statement

As at 31 December 2020, Gold Fields had aggregate attributable proved and probable reserves of approximately 50.3 million ounces of gold, 563 million pounds of copper and 39.3 million ounces of silver, as set forth in the following table:

	Gold ore reserve statement as at 31 December 2020(1)
	Proved reserves			Probable reserves			Total reserves			Attributable gold production in fiscal 2020(2)
	Tonnes	Head Grade	Gold	Tonnes	Head Grade	Gold	Tonnes	Head Grade	Gold
	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)	(M oz)
Underground (UG)
South Africa
South Deep(3)(4)	14.57	5.8	2.70	171.65	5.5	28.84	186.22	5.3	31.54	0.21
Australia
St. Ives	0.73	5.4	0.13	11.80	4.8	1.80	12.53	4.8	1.93	0.27
Granny Smith	2.22	5.0	0.36	10.37	5.4	1.80	12.58	5.3	2.16	0.27
Agnew(5)	0.01	5.4	0.00	3.92	6.5	0.82	3.93	6.5	0.82	0.23

Total Underground	17.52	5.7	3.18	197.74	5.2	33.27	215.26	5.3	36.45	0.97

Surface (Production Stockpile)
South Africa
South Deep	—	—	—	—	—	—	—	—	—	—
Ghana
Tarkwa(5)	11.61	0.8	0.31	53.96	0.4	0.69	65.57	0.5	1.00	—
Asanko(6)	—	—	—	—	—	—	—	—	—	—
Damang(5)	4.08	0.9	0.12	—	—	—	4.08	0.9	0.12	—
Australia
St. Ives(5)	3.21	1.4	0.14	—	—	—	3.21	1.4	0.14	—
Gruyere	1.66	0.8	0.04	—	—	—	1.66	0.8	0.04	—
Granny Smith	0.03	4.8	0.00	—	—	—	0.03	4.8	0.00	—
Agnew	0.11	2.1	0.01	—	—	—	0.11	2.1	0.01	—
Peru
Cerro Corona	5.46	0.7	0.13	—	—	—	5.46	0.7	0.13	—
Surface (Open Pit) Ghana
Tarkwa(4)	34.13	1.3	1.40	78.21	1.2	3.09	112.35	1.2	4.49	0.47
Asanko(6)	—	—	—	—	—	—	—	—	—	0.11
Damang(4)	2.98	1.3	0.13	11.99	1.8	0.68	14.96	1.7	0.81	0.20
Australia
St Ives(4)	0.81	2.3	0.06	8.93	1.9	0.53	9.74	1.9	0.59	0.12
Gruyere	6.39	1.1	0.22	35.37	1.3	1.47	41.76	1.3	1.70	0.13
Granny Smith	—	—	—	—	—	—	—	—	—	—
Agnew	—	—	—	1.26	2.2	0.09	1.26	2.2	0.09	—
Chile
Salares Norte	—	—	—	21.08	5.1	3.48	21.08	5.1	3.48	—
Peru
Cerro Corona	52.92	0.6	1.09	8.31	0.5	0.14	61.23	0.6	1.24	0.12
Total Surface	123.39	0.9	3.65	219.12	1.4	10.18	342.50	1.3	13.83	1.15

Grand Total	140.91	1.5	6.83	416.85	3.2	43.45	557.76	2.8	50.28	2.13

Totals by Mine
South Deep	14.57	5.8	2.70	171.65	5.2	28.84	186.22	5.3	31.54	0.21
Tarkwa	45.74	1.2	1.70	132.18	0.9	3.78	177.92	1.0	5.49	0.47
Asanko(6)	—	—	—	—	—	—	—	—	—	0.11
Damang	7.05	1.1	0.25	11.99	1.8	0.68	19.04	1.5	0.93	0.20

	Gold ore reserve statement as at 31 December 2020(1)
	Proved reserves			Probable reserves			Total reserves			Attributable gold production in fiscal 2020(2)
	Tonnes	Head Grade	Gold	Tonnes	Head Grade	Gold	Tonnes	Head Grade	Gold
	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)	(M oz)
St. Ives	4.75	2.1	0.33	20.73	3.5	2.34	25.48	3.3	2.66	0.38
Granny Smith	2.25	5.0	0.36	10.37	5.4	1.8	12.61	5.3	2.17	0.27
Agnew	0.11	2.3	0.01	5.18	5.5	0.91	5.29	5.4	0.92	0.23
Gruyere	8.05	1.0	0.26	35.37	1.3	1.47	43.43	1.2	1.74	0.13
Salares Norte	—	—	—	21.08	5.13	3.48	21.08	5.1	3.48	—
Cerro Corona	58.38	0.6	1.22	8.31	0.5	0.14	66.69	0.6	1.36	0.12

Grand Total	140.91	1.5	6.83	416.85	3.2	43.45	557.76	2.8	50.28	2.13

Notes:

(1)	(a)

Quoted as mill delivered metric tonnes and Run of Mine (RoM) grades, inclusive of all mining dilutions and gold losses except mill recovery. Metallurgical recovery factors have not been applied to the reserve figures. The approximate metallurgical recovery factors are as follows: (i) South Deep 96.3%; (ii) Tarkwa 97.2%; (iii) Damang 92%; (iv) St. Ives 66% to 96%; (v) Agnew 93.3%; (vi) Granny Smith 92.3%; (vii) Gruyere 88% to 91%; (viii) Cerro Corona 68% for gold and 86.4% for copper; and (ix) Salares Norte 92.7% for gold and 67.5% for silver (planned). The metallurgical recovery is the ratio, expressed as a percentage, of the mass of the specific mineral product actually recovered from ore treated at the plant to its total specific mineral content before treatment. The South African operations have a consistent metallurgical recovery, while the recoveries on the international operations vary according to the mix of the source material (e.g. oxide, transitional and fresh) and method of treatment.

(b)

The metal prices used for the 2020 LoM plans were as follows: for the Ghana operations, ore reserve figures are based on an optimised pit at a gold price of U.S.$1,300 per ounce. For the Australian operations, ore reserve figures are based on a gold price of A$1,750 per ounce (at an exchange rate of A$1.35 per U.S.$1.00). Open pit ore reserves at the Australian operations are similarly based on optimised pits and the underground operations on appropriate mine design and extraction schedules. At South Deep, a gold price of R650,000 per kilogram (at an exchange rate of R16.08 per U.S.$1.00 ) was applied in valuing the ore reserve. The gold price used for reserves approximates the three-year trailing average (U.S.$1,477 per oz) to end December 2020, calculated on a monthly basis, of the London afternoon fixing price of gold. For the Cerro Corona gold reserves, the optimised pit is based on a gold price of U.S.$1,300 per ounce and a copper price of U.S.$2.80 per pound. Due to the nature of the deposit and the importance of net smelter returns, the gold and copper prices need to be considered together. The Salares Norte reserve used a gold price of U.S.$1,200 per ounce and silver price of U.S.$17.50 per ounce as per the feasibility study.

(c)

Dilution relates to planned and unplanned waste and/or low-grade material being mined and delivered to the mill. Ranges are given for those operations that have multiple ore body styles and mining methodologies. The mine dilution factors are as follows: (i) South Deep 13.5%; (ii) Tarkwa 30cm hanging wall and 20cm footwall skins; (iii) Damang 17% to 25% (hydrothermal) and 50cm (hanging wall and foot wall skins) (palaeoplacer); (iv) St. Ives 5% to 52% (open pits) and 11% to 25% (underground); (v) Agnew 2% to 39% (open pit) and 14% to 29% (underground); (vi) Granny Smith 12% to 20%; (vii) Gruyere 7% to 20%; and (viii) Cerro Corona 0% and (ix) Salares Norte 3%.

(d)

The mining recovery factor relates to the proportion or percentage of ore mined from the defined ore body at the gold price used for the declaration of reserves. This percentage will vary from mining area to mining area and reflects planned and scheduled reserves against actual tonnes, grade and metal mined (at the gold price used for the declaration of reserves), with all modifying factors, mining constraints and pillar discounts applied. The mining recovery factors are as follows: (i) Tarkwa 100%; (ii) Damang 95%; (iii) St. Ives 91% to 100% (open pits) and 90% to 97% (underground); (iv) Agnew 70% to 93% (underground) and 87% to 96% (open pit); (v) Granny Smith 90% to 92%; (vi) South Deep 87%; (vii) Gruyere 94% to 98%; and (viii) Cerro Corona 98% mining recovery factor and (ix) Salares Norte 100%.

(e)

The cut-off grade may vary per shaft, open pit or underground mine, depending on the respective costs, depletion schedule, ore type and dilution. The following are the average or range of cut-off grade values applied in the planning process: (i) South Deep 3.8 g/t to 4.2 g/t; (ii) Tarkwa 0.36g/t for mill feed; (iii) Damang 0.66 g/t to 0.73 g/t for fresh ore and 0.51 g/t to 0.59 g/t for oxide ore; (iv) St. Ives 0.35 g/t to 0.45 g/t for mill feed (open pit), and 1.9 g/t to 2.7 g/t for mill feed (underground); (v) Agnew 2.6 g/t to 4.4 g/t mill feed (underground) and 0.9 g/t to 1.1 g/t (open pit); (vi) Granny Smith 2.5 g/t to 3.2 g/t; (vii) Gruyere 0.4 g/t to 0.6 g/t; (viii) Cerro Corona U.S.$ 14.97/t net smelter return (combined copper and gold) and (ix) Salares Norte U.S.$ 43.16/t net smelter return (combined gold and silver).

(f)	Totals may not sum due to rounding. Where this occurs, it is not deemed significant.
(g)

An ounces-based Mine Call Factor (metal called for over metal accounted for) determined primarily on historic performance but also on realistic planned improvements where appropriate is applied to the reserves. The following Mine Call Factors have been applied: Damang 95%, Tarkwa 97%, with Agnew, Granny Smith, St. Ives, Gruyere, South Deep, Salares Norte and Cerro Corona at 100%.

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
(6)

For the reasons explained in “—Additional Information on the Company—Gold Fields’ Mining Operations—West Africa Operations—Asanko JV”, Gold Fields has not reported the reserves of Asanko as at 31 December 2020.

The following table sets forth the proved and probable copper reserves of the Cerro Corona mine as at 31 December 2020 that are attributable to Gold Fields:

	Copper ore reserve statement as at 31 December 2020(1)(2)
	Proved reserves			Probable reserves			Total reserves			Attributable copper production in fiscal 2020(2)
	Tonnes	Grade	Cu	Tonnes	Grade	Cu	Tonnes	Grade	Cu
	(million)	(%)	(M lb)	(million)	(%)	(M lb)	(million)	(%)	(M lb)	(M lb)
Surface (Open Pit & Stockpiles) Peru	5.5	0.3	37.5	—	—	—	5.5	0.3	37.5	—
Cerro Corona	52.9	0.4	457.9	8.3	0.4	67.1	61.2	0.4	525.1	55

Notes:

(1)	Metallurgical recovery factors have not been applied to the reserve figures. The approximate metallurgical recovery factor for copper at Cerro Corona is 86.4%.
(2)

For the copper reserves, the optimised pit is based on a gold price of U.S.$1,300 per ounce and a copper price of U.S.$2.8 per pound, which, due to the nature of the deposit, need to be considered together.

The following table sets forth the proved and probable silver reserves of the Salares Norte project as at 31 December 2020 that are attributable to Gold Fields:

Silver ore reserve statement as at 31 December 2020(1)(2)
	Proved reserves			Probable reserves			Total reserves			Attributable silver production in fiscal 2019(2)
	Tonnes	Head Grade	Silver	Tonnes	Head Grade	Silver	Tonnes	Head Grades	Silver
	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)	(M lb)
Surface (Open Pit & Stockpiles) Chile	—	—	—	—	—	—	—	—	—	—
Salares Norte	—	—	—	21.1	57.9	39.26	21.1	57.9	39.26	—

Notes:

(1)	Metallurgical recovery factors have not been applied to the reserve figures. The planned metallurgical recovery factors are 92.7% for gold and 67.5% for silver at Salares Norte.
(2)

For the silver reserves, the optimised pit is based on a gold price of U.S.$1,200 per ounce and a silver price of U.S.$17.50 per ounce, which, due to the nature of the deposit, need to be considered together.

Gold Price Sensitivity

The amount of gold mineralisation that Gold Fields can economically extract, and therefore can classify as reserves, is sensitive to fluctuations in the price of gold. The following table indicates Gold Fields’ attributable gold reserves at different gold prices that are 10 per cent. above and below the base case presented in the “gold reserve statement” table above for operating mines. The reserve sensitivities are, however, not based on detailed depletion schedules and should be considered on a relative and indicative basis only.

	-10%	Base	+10%
		(Moz)
South Deep(1)	29.52	31.54	32.89
Tarkwa	4.41	5.49	6.12
Damang	0.75	0.93	1.88
St. Ives(2)	2.31	2.66	3.02
Agnew(2)	0.81	0.92	0.97
Granny Smith(2)	2.05	2.17	2.26
Cerro Corona	1.30	1.36	1.40
Salares Norte	3.48	3.48	3.64
Gruyere	1.70	1.74	2.39

Notes:

(1)	The equivalent gold prices used for the sensitivities in South Africa are R585,000/kg, R650,000/kg and R715,000/kg.
(2)	The equivalent gold prices used for the sensitivities in Australia are A$1,575/oz, A$1,750/oz and A$1,925/oz.

The London afternoon fixing price for gold on 31 December 2020 was U.S.$1,887.60 per ounce. Gold Fields’ attributable gold reserves increased from 49.3 million ounces at 31 December 2019 to 50.3 million ounces at 31 December 2020. This increase is due to the net impact of annual mining depletion at all operations, a higher gold price for planning, updated geology and resource models, near mine exploration discovery and resource conversion, mine design and scheduling enhancements and completion of new studies across the Group. The mines with year-on-year reserve increases compared to fiscal 2020, are Agnew (19 per cent.), St Ives (17 per cent.), Granny Smith (4 per cent.) and Tarkwa (3 per cent.). Compared to fiscal 2020, South Deep also increased by 6 per cent. in reserves post annual production depletion, while Damang and Cerro Corona decreased in reserves, due to execution of their respective LoM plans. The Salares Norte project, which is currently under construction, and is expected to facilitate first gold production during the first quarter of 2023, has not received a reserve update. The Asanko JV reserves have been removed from the Gold Fields’ annual reporting For the reasons explained in “—Additional Information on the Company—Gold Fields’ Mining Operations—West Africa Operations—Asanko JV”, Gold Fields has not reported the reserves of the Asanko JV as at 31 December 2020.

The London Metal Exchange (LME) cash settlement price for copper on 31 December 2020 was U.S.$7,741.50 per tonne.

Gold Fields’ methodology for determining its reserves is subject to change and is based upon estimates and assumptions made by management regarding a number of factors as noted above under “—Additional Information on the Company—Reserves of Gold Fields as at 31 December 2020—Methodology”. Accordingly, the sensitivity analysis of Gold Fields’ reserves provided above should not be relied upon as indicative of what the estimate of Gold Fields’ reserves would actually be or have been at the gold or copper prices indicated, or at any other gold or copper price, and neither should it be relied upon as a basis for estimating Gold Fields’ ore reserves based on the current gold or copper price or what Gold Fields’ reserves will be at any time in the future. See “—Risk Factors—Gold Fields’ mineral reserves are estimates based on a number of technical and economic assumptions, which, if proven inaccurate or changed, may require Gold Fields to lower its estimated mineral reserves”.

DESCRIPTION OF MINING BUSINESS

The discussion below provides a general overview of the mining business as it applies to Gold Fields.

Exploration

Exploration activities are focused on discovery and resource development aimed at replacing production depletion and growth in ore reserves to maintain operational flexibility and sustainability. The Group focuses on the extension of existing ore bodies and the discovery and delineation of new ore bodies both at existing sites and at undeveloped sites. Once a potential ore body has been discovered, exploration is extended and intensified in conjunction with comprehensive infill drilling, in order to enable clearer definition of the ore body and its technical and economic characteristics to profile the potential portions to be mined. Geological, geochemical, geophysical, geostatistical, geotechnical and geometallurgical techniques are constantly refined to improve effectiveness and the economic viability of prospecting and mining activities. A multi-year budget is established at the respective mining operations to ensure traction on exploration strategies to secure strong exploration project pipelines.

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

Extracting the ore body

Once an ore body has been accessed and opened up for mining, production activities consisting of drilling, blasting, cleaning, supporting and transporting rock are carried out on a daily basis.

At South Deep, the broken ore is loaded from either the stope, development or destress excavations into trucks using mechanical loaders and hauled along corridors to ore pass systems which connect the corridors to the cross cuts below. The broken ore from the development ends is loaded and hauled to ore pass systems by means of Load Haul Dumpers. The ore is then transported by rail or conveyor and tipped into the shaft rock transfer system, after which it is hoisted to surface. Mining methods employed include destress mining (to provide the appropriate geotechnical conditions for subsequent development stoping), long hole open stoping (for reef targets greater than 15 metres in height) and drifting and benching (for reef targets less than 15 metres in height). The mining voids generated once the ore is removed are filled with treated tailings product termed backfill, which provides ground support for the mined-out areas.

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

Extracting the ore body

Extraction of the ore body in open pit mining involves the same activity as in stripping the overburden. Lines are established on the pit floor demarcating ore from waste material and the rock is then drilled and blasted. Post blasting, the ore is loaded into dump trucks and hauled to interim stockpiles or directly to the crusher at the metallurgical plant, while the waste is hauled to waste rock dumps.

Rock Dump and Production Stockpile Mining

Gold Fields mines surface rock dumps and production stockpiles using mechanised earth-moving equipment.

Mine Planning and Management

Operational and longer-term planning management on the mines receives support from regional technical support functions as well as from corporate, which includes the corporate technical services, head office finance and the sustainable development functions. The current philosophy is one of top-down/bottom-up management, with the operational and commercial objectives at each mine defined by the personnel at the mine based on parameters, objectives and guidelines provided by Gold Fields’ corporate office. This is based on the premise that the people on the ground have the best understanding of the local business and what is realistically achievable.

Each operation identifies and confirms a preferred strategic option on an annual basis, which, once approved by Gold Fields’ Executive Committee (the Executive Committee), is used to inform how the detailed one year operational plan and budget is configured, which is rolled out into a life of mine plan, prior to the commencement of each fiscal year. The plans are based on financial parameters determined by the Executive Committee. See “Annual Financial Report—Corporate Governance Report—Board committees—Executive Committee”. The operational plan is presented to the Executive Committee, which takes it to the Board for approval before the commencement of each fiscal year. The planning process is anchored by a Group planning calendar, and is sequential and based upon geological models, evaluation models, resource models, metal prices, mine design, depletion schedules and, ultimately, financial analysis. Capital planning is formalised pursuant to Gold Fields’ capital investment and approvals process. Projects are categorised and reviewed in terms of total expenditure, return on investment, net present value and impact on AIC per ounce and all projects involving amounts exceeding R360 million (South Africa), A$40 million (Australia) and U.S.$40 million (Ghana/Peru) are submitted to the Board for approval. Material changes to the plans have to be referred back to the Executive Committee and the Board. Post-investment reviews are conducted to assess the effectiveness of the capital approvals process and to leverage continuous improvement opportunities going forward.

Capital Expenditure

Gold Fields spent U.S.$583.7 million, U.S.$612.5 million, and U.S.$814.2 million in capital expenditure during fiscal 2020, 2019, and 2018, respectively. The major expenditure items in fiscal 2020 were U.S.$96.8 million on the construction of Salares Norte, U.S.$7.6 million on the purchase of TM3 equipment at the South Deep mine, U.S.$136.2 million on capital waste stripping at Tarkwa, U.S.$6.0 million on the construction of the Far East Tailings Storage Facility at Damang, U.S.$19.6 million on the Arpon waste storage facility at Cerro Corona, U.S.$36.2 million on underground and open pit development at St. Ives, U.S.$29.4 million on the development of the Waroonga and New Holland underground complexes at Agnew, U.S.$25.4 million on development of the Wallaby underground mine at Granny Smith and U.S.$10.7 million on capital waste stripping at Gruyere.

The major expenditure items in fiscal 2019 were U.S.$4.8 million on secondary support at the South Deep mine, U.S.$102.2 million on capital waste stripping at Tarkwa, U.S.$65.9 million on capital waste stripping at Damang, U.S.$29.4 million on tailings storage facility at Cerro Corona, U.S.$58.9 million on underground and open pit development at St. Ives (U.S.$23.8 million specifically, on the development of the Waroonga and New Holland underground complexes at Agnew, U.S.$31.4 million on development of the Wallaby underground mine at Granny Smith and U.S.$72.6 million on the Gruyere project).

The major expenditure items in fiscal 2018 were U.S.$58.3 million on development and equipping of the South Deep mine, U.S.$38.5 million on development of the Waroonga and New Holland underground complexes at Agnew, U.S.$113.6 million on capital waste stripping at Damang, U.S.$26.4 million on tailings storage facility at Cerro Corona, U.S.$36.5 million on development of the Wallaby underground mine at Granny Smith, U.S.$133.3 million on capital waste stripping at Tarkwa, U.S.$76.2 million on underground and open pit development at St. Ives and U.S.$134.3 million on the Gruyere project.

For more information regarding Gold Fields’ capital expenditure, see “Annual Financial Report—Management’s discussion and analysis of the financial statements—Capital Expenditures”, “Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements—Liquidity and Capital Resources—Years Ended 31 December 2020 and 31 December 2019” and “Annual Financial Report—Management’s discussion and analysis of the financial statements—Liquidity and Capital Resources—Years Ended 31 December 2019 and 31 December 2018”.

For a discussion of growth and sustaining capital expenditures, please see “Annual Financial Report —Management’s Discussion and Analysis of the Financial Statements —All-in Sustaining and All-in Costs”.

AIC

Please see “Integrated Annual Report —Profitable Production and Sustainable Cash-flow” for the Company’s historical AIC.

Processing

Gold Fields has nine active gold processing facilities (one in South Africa, three in Ghana (including Asanko), four in Australia (including Gruyere) and one in Peru). An additional gold and silver processing facility at Salares Norte is currently under construction, which is expected to facilitate first gold production during the first quarter of 2023. A typical processing plant includes two stages: comminution (crushing and grinding the ore) and then gold recovery (typically flotation, leaching, carbon adsorption, carbon stripping/EW and/or smelting).

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

As the final recovery step, the gold recovered by the electrowinning cells is smelted in a furnace to produce gold ore bars. These gold bars are transported to a refinery that is responsible for further refining.

At Cerro Corona, gold/copper concentrate is recovered using a standard flotation process. The concentrate is shipped to a third-party smelter for further processing. The Cerro Corona processing plant therefore does not have a CIL or CIP circuit.

Refining and Marketing

South Africa

The South Deep Joint Venture entered into a refining agreement with Rand Refinery Proprietary Limited (Rand Refinery) in 2013. Rand Refinery is a non-listed private company in which Gold Fields holds a 2.8 per cent. interest, with the remaining interests held by other South African gold producers.

This refining agreement superseded and replaced any and all previous refining agreements between the South Deep Joint Venture and Rand Refinery. Pursuant to this refining agreement, Rand Refinery undertook, among other things, to: (i) refine all unrefined gold produced by South Deep; (ii) on each delivery date of unrefined gold to Rand Refinery, notify Gold Fields’ treasury department in writing of the estimated gold and/or silver content of the unrefined gold so delivered, expressed in troy ounces; and (iii) retain the refined gold and the refined silver for South Deep pending written instructions from Gold Fields’ treasury department that the refined gold and/or refined silver have been sold and may be delivered to the buyer in accordance with the buyer’s instructions. Rand Refinery assumes responsibility for the unrefined gold upon arrival of the unrefined gold at the Rand Refinery premises in Johannesburg, South Africa. Rand Refinery invoices South Deep with the refining charges, who then arranges for direct settlement to Rand Refinery. The refining agreement will continue indefinitely until either party terminates it upon at least 12 months’ written notice.

Gold Fields’ treasury department sells all the refined gold produced by South Deep to authorised counterparties at a price benchmarked against the LBMA Gold PM Auction Price (or the LBMA Gold AM Auction Price).

Silver is accumulated and sold on a quarterly basis by Gold Fields, treasury to either Rand Refinery, or to an authorised counterpart at a price benchmarked against the LBMA silver price.

Ghana

Gold produced at the Tarkwa and Damang mines is refined by MKS (Switzerland) S.A. (MKS) pursuant to refining agreements entered into by Gold Fields Ghana (in respect of the Tarkwa mine) and Abosso (in respect of the Damang mine) with MKS. Under these agreements, MKS collects the gold from either the Tarkwa or Damang mine and transports it either to its Switzerland refinery or to its Indian refinery where the gold is then refined. The MKS refinery in India will be the default designated refinery unless either party provides the other party with notice to the effect that a shipment of gold must be transported to MKS’s refinery in Switzerland, provided that MKS shall only be entitled to provide Gold Fields Ghana (Tarkwa and Damang operations) with such notice if (i) the arrival date of the gold at the refinery will fall on a day other than a business day in India or during a period of weak physical demand for gold in India; or (ii) the Indian import regulations for the gold have materially and adversely changed.

Once the gold has been refined, the Tarkwa and Damang operations shall be entitled to (i) sell the refined gold through Gold Fields’ treasury department, acting as agent for and on their behalf; or (ii) require MKS to purchase the refined gold; or (iii) request a prepayment in respect of the refined gold. All sales are benchmarked against the afternoon LBMA Gold PM Auction Price. The LBMA Gold Price is operated and administered by an independent third-party provider, ICE Benchmark Administration (the IBA), who were chosen following consultation with market participants. IBA provides the price platform, methodology as well as the overall administration and governance for the LBMA Gold Price. The IBA’s platform provides an electronic, auction-based, tradeable, auditable and fully IOSCO-compliant solution for the London bullion market. MKS assumes responsibility for the gold upon collection at either the Tarkwa or Damang mines.

Silver is accumulated and sold on a quarterly basis to MKS, at the LBMA silver price on the date of sale.

The termination date for the MKS refining agreements, which were executed on 6 February 2019, is 31 December 2021.

Australia

In Australia, all gold produced by St. Ives, Agnew, Granny Smith and Gruyere, each owned by an Australian operating company, is refined by the Perth Mint in Western Australia. The Perth Mint applies competitive charges for the collection, transport and refining services. The Perth Mint takes responsibility for the unrefined gold at collection from each of the operations where they engage a sub-contractor, Brinks Australia. Brinks delivers the unrefined gold to the Perth Mint where it is refined and the refined ounces of gold and silver are credited to the relevant metal accounts held by each Australian Operating Company with the Perth Mint. The arrangement with the Western Australian Mint continues indefinitely until terminated by either party upon 90 days’ written notice.

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

Risk is transferred to the client when the concentrate is loaded at the port of Salaverry, Peru for international sales (cost, insurance and freight (CIF) intercom) or at a Salaverry warehouse for local sales (based on ex works (EXW) or carriage paid to (CPT) incoterms). Pricing for copper under each of the contracts is based on the daily LME settlement price for copper. Pricing for gold under each of the contracts is based on the daily average of the LBMA morning and afternoon fixing price. As in previous years, La Cima’s strategy is based on building strong business relationships with smelters and traders, which allows for a regular destination for its concentrate. Uncommitted production is expected to be delivered locally in the spot market to allow for production variances and inventory management.

The Gold Mining Industry

Background

Gold is a dense, relatively soft and rare precious metal which occurs in natural form as nuggets or grains in ore, underground veins and alluvial deposits. Gold mining operations include both underground and open pit operations with gold currently able to be commercially extracted from ore grades based on cut-off grade or net smelter return calculations updated annually using the planning metal price deck approved by Gold Fields the physical and cost base for the mine’s respective plans. The majority of gold production is used for jewellery production and for investment purposes, in the latter case because some investors view it as a store of value against inflation. In addition, certain physical properties of gold, including its malleability, ductility, electric conductivity, resistance to corrosion and reflectivity, make it the metal of choice in a number of industrial applications.

Global Markets

Demand

See “Integrated Annual Report—CEO’s Report—External Environment”.

Supply

Supply of gold consists of new production from mining, the recycling of gold scrap and releases from existing stocks of bullion. Mine production represents the most important source of supply, typically comprising 75 per cent. each year. Annual demand requires more gold than is newly mined and the shortfall is made up from recycling. Management believes that long-term gold supply issues will act to support a recovery in the gold price. According to the WGC, total gold supply decreased by 4 per cent. from 4,776.1 tonnes in fiscal 2019 to 4,633 tonnes in fiscal 2020. The decrease in gold supply between fiscal 2019 and fiscal 2020 is attributable to COVID-19 related mine shutdowns resulting in production disruptions.

Price

The market for gold is relatively liquid compared to other commodity markets, with London being the world’s largest gold trading market. Gold is also actively traded via futures and forward contracts. The price of gold has historically been significantly affected by macroeconomic factors, such as inflation, exchange rates, reserves policy and by global political and economic events, rather than simple supply/demand dynamics. Gold is often purchased as a store of value in periods of price inflation and weakening currency. The price of gold has historically been less volatile than that of most other commodities. In 2015, the price of gold fell by 10 per cent. but recovered by 8.5 per cent. in 2016 and improved further by 1 per cent. in 2017, falling again by 2 per cent. in 2018, improved by 18 per cent. in 2019, and improved again by 27 per cent. in 2020. The closing gold price on 31 December 2020 was U.S.$1,891 per ounce. In 2020, the spot gold price was as high as U.S.$2,067 and as low as U.S.$1,474 per ounce.

Top Producers

Based on fiscal 2020 production, the first, second, third and fourth largest gold producers in the world were Newmont, Barrick, AngloGold Ashanti and Polyus, respectively. According to publicly available sources, at 31 December 2020, Newmont had 12 operations in eight countries, Barrick had 14 operations in twelve countries, AngloGold Ashanti had 14 operations in nine countries and Polyus had 6 operations in one country. In fiscal 2020, Gold Fields was the sixth largest gold producer in the world.

Guidance for 2021

For 2021, attributable gold equivalent production is expected to be between 2.30Moz and 2.35Moz. AISC is expected to be between U.S.$1,020/oz and U.S.$1,060/oz., with AIC expected to be U.S.$1,310/oz to U.S.$1,350/oz. Excluding the Salares Norte project (which is a significant capital expenditure), AIC is expected to be U.S.$1,090/oz and U.S.$1,130/oz. The exchange rates used for our 2021 guidance are Rand 15.50 per U.S.$1.00 and U.S.$ 0.75 per A$1.00.

The Group’s total capital expenditure for 2021 is expected to be U.S.$1.175 billion. Sustaining and non-sustaining capital expenditure is expected to be U.S.$538 million and U.S.$636 million, respectively. Salares Norte is expected to be the largest expenditure, currently budgeted at U.S.$508 million. Salares Norte is expected to be at 70 per cent. completion by the end of 2021.

The Group’s production and costs have been adjusted for the inherent operating risks which relate to all or some of the Group’s mines. The risk of stoppages due to the COVID-19 pandemic has not been factored into any the Group’s guidance estimates. The extent to which COVID-19 will impact on either production or costs in the future cannot be accurately estimated at this stage. See “—Risk Factors—The impact from, and measures taken to address, the COVID-19 pandemic have, and may continue to, adversely affect Gold Fields’ people, and may impact its business, operating results, cash flows and financial condition”.

ENVIRONMENTAL AND REGULATORY MATTERS

South Africa

Environmental

Gold Fields’ South African operation is subject to various laws relevant to its activities that relate to the protection of the environment. South Africa’s Constitution grants the people of South Africa the right to an environment that is not harmful to human health or wellbeing and to the protection of that environment for the benefit of present and future generations through reasonable legislative and other measures. The South African Constitution and the National Environmental Management Act (NEMA), No. 107 of 1998, as well as various other related pieces of legislation enacted, grant legal standing to a wide range of interest groups to bring legal proceedings to enforce their environmental rights, which are enforceable against private entities as well as the South African government.

South African environmental legislation commonly requires businesses whose operations may have an impact on the environment to obtain permits, authorisations and other approvals for those operations. The applicable environmental legislation also imposes general compliance requirements and incorporates environmental principles including the “polluter pays” principle.

The South African Government has initiated the “One Environmental System” to streamline the licensing processes for mining, environmental authorisations and water use. Under the One Environmental System, the DMRE is the competent authority to grant environmental authorisations under NEMA. The Department of Environment, Forestry and Fisheries (the DEFF) is the appeal authority for these authorisations. NEMA has been amended to provide that every holder of a mining right will remain responsible for any environmental liability due to pollution or ecological degradation. They will also remain responsible for the pumping and treatment of polluted or extraneous water and the management and sustainable closure thereof. If these obligations are contravened, the holder of a mining right and its directors may be held criminally liable under the provisions of NEMA for any environmental degradation and/or the remediation thereof.

South African mining companies are required by law to undertake rehabilitation work as part of their ongoing operations in accordance with an approved environmental management plan (EMP), which includes a mine closure plan. Gold Fields funds its ongoing environmental rehabilitation costs as part of its operating cash flows. Gold Fields’ long-term closure costs are funded by making cash contributions into an environmental trust fund. The difference between the cash closure contributions made to the environmental trust fund to date and the final closure cost estimate are funded through insurance guarantees. These costs are collectively referred to as the “financial provision”. In fiscal 2020, an EMP performance assessment was undertaken at South Deep, with no major findings raised. A final report has been submitted to the DMRE. South Deep is required to perform its next environmental management programme performance assessment in 2022.

The South African Environmental Minister has published Proposed Amendments to the Regulations Pertaining to the Financial Provision for Prospecting, Exploration, Mining or Production Operations (the Financial Provision Regulations), which were published in terms of NEMA on 20 November 2015. The mining industry has been engaging the DEFF regarding the Financial Provision Regulations and the proposed amendments. Further revisions and proposed amendments to the Financial Provision Regulations have since been published.

On 17 January 2020, the Environmental Minister of South Africa published an amendment to the Financial Provision Regulations relating to the extension of the deadline for compliance with the Financial Provision Regulations to 19 June 2021.

The Financial Provision Regulations apply to holders of mining rights and require such holders to “review and align” their approved financial provision by undertaking a review of the provisioning in accordance with the Financial Provision Regulations by June 2021. In addition, the proposed amendments published in May 2019 require the addition of CPI plus 2 per cent. and value added tax (VAT) to the financial provision calculation, which would substantially increase the financial provision from the baseline. Another notable proposed amendment contemplates a regulated withdrawal process in respect of funds that the holder wishes to withdraw prior to the issuance of a closure certificate. These changes have been opposed by the MCSA. Holders will be regarded as having complied with the provisions of the Financial Provision Regulations until 19 June 2021, provided that these holders have complied with the financial provisioning obligations imposed by the MPRDA.

Historically, Gold Fields’ post closure water liabilities at South Deep were considered a contingent liability due to insufficient information. Pursuant to studies undertaken by an independent firm from 2015 which prepared a report compiling post-closure water management studies, South Deep now has sufficient information to enable reliable estimation of the post closure water liability. Due to the inherent uncertainty on the outcome of the cessation of dewatering of Cooke 4 (Ezulwini) over which South Deep does not have control, along with other possible hydrogeological influences unrelated to South Deep in the future, the post closure water liability continues to be a contingent liability.

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

Under the NWA, all water in the hydrological cycle is under the custodianship of the South African government held in trust for the people of South Africa. Water users are required to re-register their existing lawful water uses and apply for any new water uses to be licenced under the NWA. In addition, the NWA governs waste and waste water discharges that may affect a water resource. The South African government uses various policy instruments and mechanisms, such as the water use licence regime and the proposed waste discharge charge system, to ensure compliance with prescribed standards and water management practices according to the “user pays” and “polluter pays” principles and to shift some of the treatment and clean-up cost back to the polluters. Gold Fields continues to use all reasonable and practical measures to remove underground water to permit the routine safe functioning of South Deep. South Deep was issued with a water use licence in November 2011 by the DWS. Certain conditions and other aspects of the approved licence were identified as requiring modification and an application to address these was submitted to the DWS. The amendment application was processed and approved by the DWS in December 2018.

Under the Air Quality Act, the South African government has established minimum emission standards for certain activities which result in air emissions and for which atmospheric emissions licences (AELs) must be held. Non-compliance with the minimum emissions standards under the Air Quality Act is an offence. South Deep mine undertakes activities which result in atmospheric emissions, as provided for by the Air Quality Act. Having held a registration certificate authorising such activities under the statute repealed by the Air Quality Act, South Deep was granted an AEL in January 2016 by the Rand West City Local Municipality, authorising South Deep to undertake smelting activities under the National Environmental Air Quality Act. Gold Fields developed an Air Quality Management Plan in 2015 in an effort to ensure it complies with the applicable requirements of the Air Quality Act, including the new minimum emissions standards.

The South African government introduced a carbon tax under the South African Carbon Tax Act with effect from 1 June 2019. The South African Carbon Tax Act (together with the South African Customs and Excise Act, which contains provisions related to the administrative arrangements for the collection of carbon tax revenues by the South African Revenue Service) aims to reduce greenhouse gas emissions. For more information regarding the Carbon Tax Act, see “—Risk Factors—Regulation of greenhouse gas emissions and climate change issues may materially adversely affect Gold Fields’ operations”.

In South Africa, the National Environmental Management Waste Act, No. 59 of 2008 (the Waste Act) is the principal legislation that governs waste management, including waste management facilities. South Deep has a one waste disposal facility, which is currently dormant, consisting of different waste streams, including waste with radiation levels slightly above background levels (which are the naturally occurring levels in geology). Under the Waste Act, there is a duty to rehabilitate this dormant site. South Deep has included the site in its rehabilitation plan and rehabilitation commenced during fiscal 2018 and continued in 2020. In 2015, South Deep applied for a waste licence in respect of two additional facilities: a waste transfer station and a salvage yard. In April 2017, Gold Fields received a confirmation of compliance with the licensing requirements in terms of the transitional arrangements.

On 2 June 2014, amendments to the Waste Act were published, pursuant to which, as of 8 December 2014, residue deposits and residue stockpiles were brought within the Waste Act’s scope. Accordingly, as of 8 December 2014, in terms of the “One Environmental System”, residue stockpiles and residue deposits became subject to regulation under the Waste Act and the related regulations regarding the planning and management of residue stockpiles and residue deposits from a prospecting, mining, exploration or production operation (Residue Mining Regulations). The Waste Act requires waste management licences for activities relating to their establishment and reclamation to be obtained, subject to the transitional provisions in the amendments which were published in 24 July 2015. Such licences will need to be obtained from the DMRE, which is the competent authority to issue such licences for mining operations. Existing residue stockpiles and residue deposits must continue to be managed in accordance with a mine’s approved environmental management program.

The Regulations regarding the Planning and Management of Residue Stockpiles and Residue Deposits which were published on 24 July 2015 impose various classifications and associated liner requirements for new residue stockpiles and deposits. This is a fundamental shift in regulation as the Waste Act previously excluded residue deposits and residue stockpiles from its ambit. These regulations apply where a new residue stockpile is being commissioned, or when a mine is being decommissioned and closed, but it is uncertain at this stage whether they apply to existing residue stockpiles. The National Environmental Management Laws Amendment Bill (NEMA Amendment) aims to bring the establishment and management of “residue stockpiles” and “residue deposits” within the scope of NEMA, the impact of which is uncertain at this stage.

Gold Fields also undertakes activities which are regulated by the National Nuclear Regulator Act, No. 47 of 1999 (the NNR Act). The NNR Act requires Gold Fields to obtain authorisation from the National Nuclear Regulator (NNR) and undertake activities in accordance with the conditions of such authorisation. Prior to the disposal of certain operations, Gold Fields’ South African mining operations possessed and maintained Certificates of Registration issued by the NNR. South Deep continues to possess and maintain its Certificate of Registration (CoR) as required under the NNR Act.

Health and Safety

The principal objective of the South African Mine Health and Safety Act No. 29 of 1996 (the Health and Safety Act) is to provide for the protection of the health and safety of employees and other persons at mines. The Mine Health and Safety Act requires employers and others to ensure their operating and non-operating mines provide a safe and healthy working environment, as far as reasonably practicable. The Mine Health and Safety Act provides for penalties and a system of administrative fines for non-compliance with the provisions thereof. The Mine Health and Safety Act further provides for employee participation through the establishment of health and safety committees and by requiring the appointment of health and safety representatives. It also provides for an employee’s right to refuse dangerous work. Finally, it describes the powers and functions of the Mine Health and Safety Inspectorate (MHSI), which inspectorate is part of the DMRE and the process of enforcement. The Mine Health and Safety Act authorises the MHSI to restrict or stop work at any mine and requires an employer to take steps to minimise health and safety risks at any mine. Under the Mine Health and Safety Act, an employer is obliged, among other things, to ensure, as far as reasonably practicable, that its mines are designed, constructed and equipped to provide conditions for safe operation and a healthy working environment. The employer is also required to ensure, as far as reasonably practicable, that its mines are commissioned, operated, maintained and decommissioned in such a way that employees can perform their work without endangering their health and safety or that of any other person. Every employer must ensure, as far as reasonably practicable, that persons who are not employees, but who may be directly affected by the activities at a mine, are not exposed to any hazards to their health and safety. The MHSI also has the power to impose administrative fines on an employer in the event of a breach of the Mine Health and Safety Act. The maximum administrative fine that may be imposed is R1 million per offence. Any person, which may include an employer, who fails to comply with a provision of the Mine Health and Safety Act commits an offence and may be charged and, if successfully prosecuted, fined or imprisoned, or both.

The principal health risks associated with Gold Fields’ mining operations in South Africa arise from occupational exposure and community environmental exposure to silica dust, noise, heat and certain hazardous substances, including toxic gases, water, soil or air contamination and radioactive particulates. The most significant occupational diseases affecting Gold Fields’ workforce include lung diseases (such as silicosis, tuberculosis, a combination of the two and COAD) as well as NIHL. The Occupational Diseases in Mines and Works Act, No. 78 of 1973 (the ODMWA) governs the payment of compensation and medical costs related to certain occupational diseases, such as silicosis, contracted by persons employed in mines or at sites where activities ancillary to mining are conducted. See “—Risk Factors—Gold Fields’ operations are subject to environmental, health and safety regulations, which could impose additional costs and compliance requirements and Gold Fields may face claims and liability for breaches, or alleged breaches, of such regulations and other applicable laws”.

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

Silicosis and Tuberculosis Settlement Agreement

On 3 May 2018, the group of South African mining companies, including Gold Fields, (the Gold Working Group) concluded a settlement agreement with the attorneys representing the claimants in the silicosis and tuberculosis class action litigation (the Settlement Agreement). The Settlement Agreement provides meaningful compensation to eligible workers (or their dependents) suffering from silicosis and/or tuberculosis and who worked in the Gold Working Group’s mines between March 1965 and December 2019. The High Court, Gauteng Local Division, approved the Settlement Agreement on 26 July 2019 and it became effective on 10 December 2019.

Gold Fields has provided for the estimated cost of the above settlement based on actuarial assessments and the provisions of the Settlement Agreement. At 31 December 2020, the provision for Gold Fields’ share of the settlement of the class action claims and related costs amounts to U.S.$18.3 million (R268.6 million). The nominal value of this provision is U.S.$23.1 million (R339.3 million). The ultimate outcome of this matter however remains uncertain, with the number of eligible workers successfully submitting claims and receiving compensation being uncertain. The provision is consequently subject to adjustment in the future. See “Annual Financial Report—Notes to the consolidated financial statements—Note 35. Contingent liabilities”.

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

Mineral Rights

The MPRDA

See “—Risk Factors—Gold Fields’ mineral rights are subject to legislation, which could impose significant costs and burdens and which impose certain ownership requirements, the interpretation of which is the subject of dispute—South Africa”.

The 2018 Mining Charter

See “—Risk Factors—Gold Fields’ mineral rights are subject to legislation, which could impose significant costs and burdens and which impose certain ownership requirements, the interpretation of which is the subject of dispute—South Africa”.

The BBBEE Act and the BBBEE Amendment Act

The BBBEE Act, 2003 (the BBBEE Act) established a national policy on broad-based black economic empowerment with the objective of increasing the participation of Historically Disadvantaged Persons (as defined in the MPRDA) in the economy. The BBBEE Act provides for various measures to promote black economic empowerment, including empowering the Minister of Trade and Industry to issue the BBBEE Codes with which organs of state and public entities and parties interacting with them or obtaining rights and licences from them would be required to comply. There has been some debate as to whether or to what extent the mining industry was subject to the BBBEE Act and the policies and codes provided for thereunder. On 24 October 2014, the BBBEE Amendment Act No. 46 of 2013 was brought into operation. The BBBEE Amendment Act inserts a new provision in the BBBEE Act, whereby the BBBEE Act would trump the provisions of any other law in South Africa which conflicts with the provisions of the BBBEE Act, provided such conflicting law was in force immediately prior to the effective date of the BBBEE Amendment Act. The BBBEE Amendment Act also stipulates that this provision would only be effective one year after the BBBEE Amendment Act is brought into effect. This provision came into effect on 24 October 2015 and, on 27 October 2015, the Minister for Trade and Industry published a government gazette notice declaring an exemption, in favour of the DMRE, from applying the requirements contained in section 10(1) of the BBBEE Act for a period of 12 months, ending 27 October 2016. The Minister of Trade and Industry has not published any further notices since this date to provide clarity on his position but the exemption and its expiry can be read as confirmation that the South African Department of Trade and Industry sees the BBBEE codes as “applicable” to the Mining Industry. In any event, it is not clear whether the DMRE is likely to continue implementing the Mining Charter in its current form or whether it will apply the BBBEE Act or whether it would follow the BBBEE Codes.

This raises the question of whether the BBBEE Act and the BBBEE Codes may overrule the Mining Charter in the future. There is no clarity on this point at this stage. The revised Broad-Based Black Economic Empowerment Codes of Good Practice (the Revised BBBEE Codes) became available for voluntary use on 11 October 2013 and became effective on 1 May 2015. Both the BBBEE Amendment Act and the Revised BEE Codes expressly stipulate that, where an economic sector in South Africa has a sector code (Sector Code) in place for BEE purposes, companies in that sector must comply with the Sector Code. For purposes of the BBBEE Act, the Mining Charter is not a Sector Code. On 17 February 2016, the Minister of Trade and Industry published a gazette notice which repealed or confirmed the validity of a number of Sector Codes. The omission of the Mining Charter from the notice can be interpreted as confirmation that the Mining Charter is not contemplated as a Sector Code. This supports the interpretation that the BBBEE Act did not intend to trump the Mining Charter. While it remains to be seen how this will be interpreted, it appears that the BBBEE Act and the BBBEE Codes will not overrule the Mining Charter in the future. Although the Mining Charter is not a Sector Code, Gold Fields regularly reviews its status against the provisions and obligations of the Revised BEE Code (Codes) to internally measure what its compliance would be if it were subject to the Codes. To date, we believe we would be compliant with the Codes; however, there is no certainty as to whether the current obligations would supersede the Mining Charter or whether there will be alignment with the revised Mining Charter III. See “—Risk Factors—Gold Fields’ mineral rights are subject to legislation, which could impose significant costs and burdens and which impose certain ownership requirements, the interpretation of which is the subject of dispute”.

The 2018 Mining Charter purports to align the Mining Charter with the BBBEE Act and the BBBEE Codes, which apply generally to other industries in South Africa. Despite major improvements in the published 2018 Mining Charter, the industry does not consider the licence renewal clause acceptable as it could invalidate previous empowerment deals and the implementation guidelines potentially create further uncertainty. See “—Risk Factors—Gold Fields’ mineral rights are subject to legislation, which could impose significant costs and burdens and which impose certain ownership requirements, the interpretation of which is the subject of dispute—South Africa”. The MCSA has reserved its right to proceed with a pending High Court legal review of the 2018 Mining Charter, including in relation to the renewal of licences, in the event the impasse continues.

The Royalty Act and Income Tax Act

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

On 31 July 2020, the South African National Treasury published for public comment the 2020 Draft Taxation Laws Amendments Bill which proposed, amongst others, amendments to disallow contract miners from benefitting from the accelerated capital expenditure allowance and the elimination of the Minister of Finance’s discretion to uplift the ring-fencing of capital expenditure per mine, with a proposed effective date of 1 January 2021. Various stakeholders raised issues with the draft bill during the public consultation period. Consequently, in October 2020, the South African National Treasury decided to postpone the adoption of the amendments until the 2021 legislative cycle as it continues to review the comments raised. These amendments thus did not form part of the enacted legislative amendments to the Income Tax Act, which amendments were promulgated on 20 January 2021.

Exchange Controls

South African law provides for Exchange Control Regulations which, among other things, restrict the outward flow of capital from the Common Monetary Area (CMA) consisting of South Africa, Namibia, Lesotho and Eswatini. The Exchange Control Regulations, which are administered by the Financial Surveillance Department of SARB, are applied throughout the CMA and regulate international transactions involving South African residents, including companies. The South African government has committed itself to gradually relaxing exchange controls and various relaxations have occurred in recent years. In 2020, SARB requested public comment on certain reforms intended to encourage foreign investment in South Africa. The existing exchange control system in South Africa is principally used to control capital movements. South African companies are not permitted to maintain foreign bank accounts without SARB approval.

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

Historically, certain restrictions were imposed on the creation of so-called “loop structures”. A loop structure will be created where a South African exchange control resident (such as Gold Fields) sets up an offshore structure which re-invests into the Common Monetary Area (CMA) by acquiring shares or other interests (e.g. loans) in a CMA company or CMA asset. The full ‘loop structure’ restriction has been lifted with effect from 1 January 2021, on the conditions that the ‘loop structure’ be placed on record with the Financial Surveillance Department subsequent to the finalisation of the transaction and that, where South African assets are acquired through the ‘loop structure’, that this takes place on an arm’s length basis. Annual reporting to the Financial Surveillance Department will also be required as concerns the ‘loop structure’.

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

Ghana

Environmental

The laws and regulations relating to the environment in Ghana have their roots in the 1992 Ghanaian Constitution (Ghanaian Constitution) which charges both the state and others with a duty to take appropriate measures to protect and safeguard the natural environment. Mining companies are required, under the Ghanaian Minerals and Mining Act, 2006 (Act 703) (Ghanaian Minerals and Mining Act), Ghanaian Environmental Assessment Regulations 1999 (L.I. 1652) and Ghanaian Water Use Regulations, 2001 (L.I. 1692), to obtain all necessary approvals from the Ghanaian Environmental Protection Agency (Ghanaian EPA), a body set up under the Ghanaian Environmental Protection Agency Act, 1994 (Act 490), and, where applicable, the Ghanaian Water Resources Commission and/or the Ghanaian Minerals Commission before undertaking mining operations. There are further requirements under the Ghanaian Minerals and Mining (Health, Safety and Technical) Regulations, 2012 (L.I. 2182) to obtain the necessary permits from the Inspectorate Division of the Ghanaian Minerals Commission for the operation of mines. The Ghanaian Minerals and Mining Act also requires that mining operations in Ghana comply with all laws for the protection of the environment. Non-compliance with the provisions of these laws could result in the imposition of fines and in some cases a term of imprisonment.

Under the relevant environmental laws and regulations, mining operations are required to undergo an EIA process and obtain approval for an environmental permit prior to commencing operations. Environmental Management Plans (EMPs) are prepared and submitted to the Ghanaian EPA 18 months after the initial issuance of the permit and then every three years thereafter. The plan must include details of the likely impacts of the operation on the environment and local communities, as well as a comprehensive plan and timetable for actions to lessen and remediate adverse impacts. Approval of the management plan results in the issuance of an environmental certificate. Tarkwa submitted a revised EMP to the Ghanaian EPA in 2018 (for the 2017-2020 period) and Damang submitted an EMP to the Ghanaian EPA in 2020 (for the 2020-2023 period). The environmental certificates have not yet been issued by the Ghanaian EPA. The EMPs both cover a period of three years each.

The laws also require mining operations to rehabilitate land disturbed as a result of mining operations pursuant to an environmental cost reclamation plan agreed with the Ghanaian regulatory authorities. The environmental cost reclamation plan includes two cost estimates, namely; the cost of rehabilitating the mining area at the end of the life of the mine as well as the cost of rehabilitating the mine as at the date of the reclamation plan. These estimates are reviewed annually and updated every two years. The Environmental Assessment Regulations, 1999 (L.I. 1652) requires each mining company to post a reclamation bond. The terms of each reclamation bond are determined by a Reclamation Security Agreement between that company and the Ghanaian EPA. Mining companies are typically required to secure a percentage (typically between 50 per cent. and 100 per cent.) of the current estimated rehabilitation costs by posting reclamation bonds underwritten by banks and restricted cash. Gold Fields Ghana and Abosso maintain reclamation bonds underwritten by banks and restricted cash in order to secure a percentage of their total mine closure liability.

Health and Safety

A mining company is statutorily obliged to, among other things, take steps to ensure that the mine is managed in accordance with applicable legislation, including the Ghanaian Minerals and Mining (Health, Safety and Technical) Regulations, 2012 (L.I 2182), to ensure the safety and wellbeing of its employees. Additionally, both the Tarkwa and Damang mines are required, under the terms of their respective mining leases, to comply with the reasonable instructions of the Chief Inspector of Mines regarding health and safety at the mines. A violation of the provisions of the health and safety regulations or failure to comply with the reasonable instructions of the Chief Inspector of Mines could lead to, among other things, a shutdown of all or a portion of the mine or the imposition of more stringent compliance procedures. The Tarkwa and Damang mines have potential liability arising from injuries to, or deaths of, workers, including, in some cases, workers employed by their contractors. Although Ghanaian law provides statutory workers’ compensation for injuries or fatalities to workers, it is not the exclusive means by which workers or their personal representatives may claim compensation. Both companies’ allotted insurance for health and safety claims and the relevant workers’ compensation may not fully cover them in respect of all liability arising from any future health and safety claims, since employees may still resort to other claims through the Ghanaian courts and/or legal system. Both Tarkwa and Damang mines operate under an ISO 45001 certified Safety and Health Management System, designed to identify, control and decrease the safety and health risks within the workplace.

Mineral Rights

Gold Fields Ghana has two major mining leases in respect of its mining operations, namely the Tarkwa property lease and the Teberebie property lease. There are three mining leases under the Tarkwa property lease, all of which were granted in 1997 and will expire in 2027, and two mining leases under the Teberebie property lease, which were granted between 1988 and 1992, and initially expired in 2018, and then were extended by the Ghanaian Minister of Lands and Natural Resources in 2018 to 2036. On 22 December 2020, the Ghanaian Parliament ratified the Teberebie mining lease. All of Gold Fields’ existing mining leases in Ghana have been ratified by the Ghanaian government.

Abosso holds the mining lease in respect of the Damang mine which was granted in 1995 and expires in 2025, as well as the mining lease in respect of the Lima South pit that was granted in 2006 and expired in 2017 but remains valid until the application for the extension of the term is determined. As with the Tarkwa and Teberebie mining leases, these leases are renewable under their terms and the provisions of the Ghanaian Minerals and Mining Law (Ghanaian Minerals and Mining Law) by agreement between Abosso and the government of Ghana. Gold Fields submitted an application for renewal of Lima South in the last quarter of 2016 following which the Ghanaian Minerals Commission made a favourable recommendation to the Ghanaian Minister of Lands and Natural Resources for the extension of the Lima South lease for 10 years. The Ghanaian Minister of Land and Natural Resources on 12 November 2018 approved the extension of the lease to 2036. On 16 July 2020, the Ghanaian Parliament ratified the mining lease for the Lima South pit.

The Ghanaian Minerals and Mining Act came into force on 31 March 2006. Although the Ghanaian Minerals and Mining Act repealed the Ghanaian Minerals and Mining Law, and the amendments to it, the Ghanaian Minerals and Mining Act provides that leases, permits and licences granted or issued under the repealed laws will continue under those laws unless the Minister responsible for minerals provides otherwise by regulation. It also provides that the Minister responsible for minerals shall grant the extension of the term of a lease on conditions specified in writing as long as the holder of mineral rights has materially complied with its obligations under the Act. Management believes that all of Gold Fields’ operations in Ghana are materially compliant with the relevant legislative requirements. Therefore, unless and until any new regulations are passed in respect of Gold Fields’ mineral rights, the Ghanaian Minerals and Mining Law will continue to apply to Gold Fields’ current operations in Ghana.

The major provisions of the Ghanaian Minerals and Mining Act include:

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

In 2010, the Ghanaian Minerals and Mining Act was amended to provide for a fixed royalty rate of 5 per cent. of the total revenue earned from minerals obtained, with effect from 17 March 2010. Although payment of the royalty rate became effective in March 2010, Gold Fields did not begin submitting the required payment until 1 April 2011 due to a moratorium on the tax burden for mining leases in place prior to commencement of the Minerals and Mining Act, which ended on 31 March 2011.

The Ghanaian Parliament passed an Act that, effective 9 March 2012, increased taxes on mining companies. These changes included introducing a separate tax category for companies engaged in mining, which raised the applicable corporate tax rate from 25 per cent. to 35 per cent. and reduced the capital allowance regime from 80 per cent. for the first year with reductions to a uniform regime of 20 per cent. over five years. Under a new Income Tax Act enacted in 2015 (Act 896 as amended), unutilised capital allowance cannot be deferred if not used in the tax year. Further, a draft bill was proposed which sought to impose a windfall profit tax of 10 per cent. of the cash balance of a company engaged in mining activities. The planned windfall tax has, however, been on hold indefinitely since January 2014.

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

In December 2018, two members of the Ghanaian Parliament filed a lawsuit against the Ghanaian Attorney General, the Ghanaian Minerals Commission and 35 mining and cement manufacturing companies including Gold Fields (the “Ratification Case”) seeking a declaration that all transactions, contracts and undertakings between mining companies and the government of Ghana which have not been ratified by the Ghanaian Parliament constitute a violation of the Ghanaian Constitution. In addition, the plaintiffs have sought an order for the recovery of such mineral resources (or their cash equivalent) from mining companies for carrying out mining operations when their transactions with the government of Ghana had not been ratified by the Ghanaian Parliament. Gold Fields and the other defendant mining companies have filed their response in the Ratification Case. The case is still ongoing.

Under the Ghanaian Constitution, any transaction, contract or undertaking involving the grant of a right or concession for the exploitation of any mineral, water or other natural resource of Ghana is subject to ratification by the Ghanaian Parliament. Gold Fields’ position is that it is the duty of the Ghanaian Minister of Lands and Natural Resources to present mining leases to the Ghanaian Parliament for ratification, and Gold Fields has complied with all statutory requirements leading to the execution of the mining leases. In addition, Gold Fields has argued that the economic ramifications of granting the relief sought by the plaintiffs is incalculable and would impact jobs, community development and revenue. The Supreme Court of Ghana has yet to set a date for the hearing of the case, and as such, it is difficult to predict the outcome of this litigation, including its impact on Gold Fields, at this stage. However, as noted above, all of Gold Fields’ existing mining leases have now been ratified by the Ghanaian government.

Fiscal Regime

Several regulatory/statutory changes were made to Ghana’s fiscal regime in 2018, 2019 and 2020, including, among others:

•	The Energy Sector Levies (Amendment) Act, 2019 (Act 997), which increased the rates at which the energy debt recovery levy, road fund levy and the price stabilisation and recovery levy are charged.

•	The Communication Service Tax (Amendment) Act, 2019 (Act 998), which amended the principal Act, Act 754 to increase the tax from 6 per cent. to 9 per cent.

•

The Special Import Levy (Amendment) Act, 2019 (Act 1004), which extended the application of the 2 per cent. levy on the cost, insurance and flight value of all imported goods into Ghana other than petroleum, fertilizer, machinery and certain equipment until 2024.

•	The Income Tax (Amendment) Act 2020 (Act 1017), which exempts withdrawals from pension and other schemes as a result of loss of employment or capital due to the COVID-19 pandemic.

In April and July 2018, after field audits, the Ghana Revenue Authority (GRA) imposed customs penalties of approximately U.S.$3.2 million and U.S.$14.4 million on Gold Fields Ghana and Abosso, respectively. The GRA alleged that both mines had breached provisions of Ghana’s customs laws by not giving the GRA notification prior to transferring assets originally imported on concessionary import duty rates. Similar penalties were imposed on other mining companies.

Gold Fields contested the penalties and assessments on the basis that: (i) there had been no loss of revenue to Ghana; and (ii) there were no express provisions in Ghana’s customs laws requiring notification prior to transferring assets. Gold Fields received a legal opinion from external counsel agreeing with Gold Fields’ legal position. An appeal was made to Ghana’s Minister of Finance who directed the GRA to immediately suspend enforcement while Ghana’s Ministry of Finance reviewed the relevant documents that Gold Fields and other affected companies agreed to submit.

Ghana’s Deputy Minister for Finance responded to the appeals directing Gold Fields to pay the penalties as they were originally imposed. However, Ghana’s Deputy Minister of Finance failed to address the audit findings of the GRA. As a result, Gold Fields and Abosso appealed this decision. An independent audit firm engaged by Gold Fields has confirmed that, because there were no express provisions in Ghana’s custom laws requiring notification prior to transferring assets (as noted by Gold Fields in its appeals), the penalties imposed by the GRA should not be upheld. This matter is currently ongoing.

Procurement

Under the Ghanaian Minerals and Mining Regulations 2020 (L.I. 2431), holders of mineral rights are required to comply with specified procurement rules which require such holders to purchase goods and services from Ghanaian companies. Among other things, L.I. 2431, requires mineral right holders to utilise companies owned by Ghanaian citizens for engineering services and limits their ability to employ foreign technical and engineering consultants. In addition, this legislation requires Gold Fields to publish a procurement plan setting out the goods and services that will be procured in Ghana.

On 4 October 2018, the Ghanaian Minerals Commission imposed penalties of U.S.$2,567,390.71 and U.S.$380,983.51 on Gold Fields Ghana and Abosso, respectively, alleging that both mines had breached their procurement plans by purchasing some key items, which are available on the local market, from overseas. In 2017, the Ghanaian Minerals Commission imposed penalties of U.S.$4,242,808.74 on the Tarkwa mine and U.S.$7,462.75 on the Damang mine for similar reasons. Gold Fields contested the penalties on both occasions, and submitted documents showing it complied with the local procurement regulations. Gold Fields maintained that the items purchased from overseas were not available on the local market as alleged by the Ghanaian Minerals Commission. Similar penalties were imposed by the Ghanaian Minerals Commission on other mining companies operating in Ghana. In connection with these penalties, the Ghanaian Chamber engaged with the Ghanaian Minerals Commission on behalf of its members with the aim of resolving the matter. The Ghanaian Chamber advised its members not to pay the penalties pending the final resolution of the matter as it has previously engaged with the Ghanaian Minerals Commission and other state institutions to resolve measures taken towards the enforcement of policies, directives and penalties against mining companies.

However, on 13 December 2019, the Ghanaian Minerals Commission imposed additional fines of approximately U.S.$1.9 million and approximately U.S.$1.2 million on Gold Fields Ghana and Abosso respectively, for alleged breaches of their procurement plan for 2018. Gold Fields contested the penalties and is actively engaging with the Ghanaian Minerals Commission in an attempt to overturn the penalties. In addition, Gold Fields has received an independent legal opinion supporting its position under the Ghanaian Minerals and Mining Act.

Government Option to Acquire Shares of Mining Companies

Under Ghanaian law, the government is entitled to a 10 per cent. interest in any Ghanaian company which holds a mining lease in Ghana, without the payment of consideration for the shares therein. The government of Ghana has already received this 10 per cent. interest in each of Gold Fields Ghana and Abosso. The government also has the option, under PNDCL 153, to acquire an additional 20 per cent. interest in the share capital of mining companies whose rights were granted under PNDCL 153. The government of Ghana exercised this option in respect of Gold Fields Ghana and subsequently transferred the interest back to Gold Fields. The government of Ghana retains the option to purchase an additional 20 per cent. of the share capital of Abosso. As far as management is aware, the government of Ghana has not exercised this option for any other gold mining company in the past, other than Gold Fields Ghana.

Under the Ghanaian Minerals and Mining Law, which continues to apply to Gold Fields’ operations in Ghana, and under the Ghanaian Minerals and Mining Act, the government of Ghana has a further option to acquire a “special share” in a mining company for no consideration or in exchange for agreed upon consideration. This special share, if acquired, would entitle the government to attend and speak at any general meeting of shareholders, but does not carry any voting rights. In addition, the special share does not entitle the government of Ghana to distributions of profits of the company which issues it to the government. The written consent of the government of Ghana is required to make any amendment to a company’s regulations relating to the government of Ghana’s option to acquire a special share. Although the government of Ghana has agreed not to exercise this option in respect of Gold Fields Ghana, it has retained this option for Abosso.

Right of Pre-emption

Under the Ghanaian Minerals and Mining Act, the Ghanaian Minister of Lands and Natural Resources has the right of pre-emption over all minerals obtained in Ghana and products derived from the refining or treatment of these minerals. Pursuant to the Ghanaian Minerals and Mining Act, the government of Ghana may, by an executive instrument, appoint a statutory body to act as its agent to exercise this right of pre-emption. This provides the government of Ghana the right to compulsorily purchase the minerals or gold produced by mining companies in Ghana. On 31 July 2018, the Ghanaian Minister of Lands and Natural Resources informed the Ghanaian Chamber of the government of Ghana’s intention to exercise its right of pre-emption to acquire up to 30 per cent. of all gold mined in Ghana. The Ghanaian Chamber is engaging with the government of Ghana to explore the most appropriate means of addressing this matter to minimise any potential negative impact on mining companies. To that end, the government of Ghana and the Ghanaian Chamber have established a joint committee to work collaboratively with the industry.

Notwithstanding the right of pre-emption, the Ghanaian Constitution provides protection from the deprivation of property and requires the government of Ghana to make prompt payment of fair and adequate compensation where the government of Ghana acquires private property on a compulsory basis.

Local Refinement

The government of Ghana has signalled its intention to undertake various interventions in relation to gold mining, including establishing a gold refinery in Ghana. On 14 June 2019, the Ghanaian Minister of Lands and Natural Resources released a statement reiterating the government of Ghana’s plans to locally refine 30 per cent. of the gold produced in the country.

Subsequently, as a result of discussions between the Ghanaian Chamber and the government of Ghana’s economic management team (Ghanaian EMT) in 2019, the Ghanaian Chamber agreed to consider the government of Ghana’s proposal for members of the Ghanaian Chamber to contribute part of their production to enable a local refinery to meet a minimum 10-ton requirement. Both sides agreed to discuss procedures to ensure that a move to locally refined gold does not become detrimental to the mining industry.

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

Additionally, effective fiscal 2020, there is a new exchange controls regulation which is applicable if certain capital expenditure limits are exceeded. At this stage, it is uncertain what the limits are, or the impact, if any, this regulation could have on Gold Fields.

Other Regulatory Changes

•

Imposition of Restrictions Act 2020 (Act 1012), imposed during the COVID-19 outbreak, and which grants the Ghanaian president the power to impose restrictions on persons in the event or imminence of an emergency, disaster or similar circumstance to ensure public safety, public health and protection.

•	Land Act 2020 (Act 1036) which revises and consolidates the laws on land, with the view to harmonising those laws to ensure sustainable land administration and management and effective land tenure.

•

Minerals Income Investment Fund (Amendment) Act, 2020 (Act 1024), which amends the Investment Fund Act, 2018 (Act 978) to maximise the value of income due to Ghana from its mineral resources by monetising the minerals income in a beneficial, responsible, transparent, accountable and sustainable manner.

•

The Public Private Partnership Act, 2020 (Act 1039), which provides for the development, implementation and regulation of public private partnership arrangements between contracting authorities and private parties for the provision of infrastructure and services to establish institutional arrangements for the regulation of public private partnerships.

Australia

Environmental

Gold Fields’ gold operations in Australia are primarily subject to the environmental laws and regulations of the State of Western Australia which require, among other things, that Gold Fields obtains necessary environmental approvals, environmental licences, works approvals and mining approvals to implement and carry out its mining operations. In addition, under the Environment Protection and Biodiversity Conservation Act 1999 (Cth) (EPBC Act) it may be necessary to obtain separate approval from the federal government if any new project (including some expansions of existing facilities) has, will have or is likely to have a significant impact on “matters of national environmental significance” under the EPBC Act.

At the state level, Gold Fields is subject to the Environmental Protection Act 1986 (WA) (EP Act), under which it is obliged to prevent and abate pollution and environmental harm. The EP Act also prescribes sanctions and penalties for a range of environmental offences, including orders which may effectively suspend certain operations or activities.

Under Part IV of the EP Act, a proposal (including an expansion of an existing development) that is likely to have a significant effect on the environment must be referred to the Western Australian Environmental Protection Authority (the Western Australian EPA), which will determine whether or not to assess the proposal and if so, what level of assessment is required. Where an EIA is required, the Western Australian EPA will undertake an evaluation of a new proposal and its impact on the environment. After completing its assessment of a proposal, the Western Australian EPA prepares a report for the Western Australian Minister for the Environment who must decide whether or not to approve the proposal and, if approved, what conditions are appropriate to regulate the implementation of the proposal and its impact on the environment.

In addition to this approval, under Part V of the EP Act, a works approval and environmental licence must be obtained from the DWER for the construction and operation of facilities with significant potential to cause pollution, such as the ore processing facility, tailings storage facility and the landfill and waste water treatment plant.

Gold Fields is also required to obtain a water licence from the DWER to extract water for its mining activities. A water licence is granted subject to conditions and limitations with which the licence holder must comply. Contravening the conditions of a water licence is an offence and can lead to the licence being cancelled or suspended. A water licence can also be cancelled or suspended in various other circumstances, including where the Minister for Water of Western Australia is of the opinion that the cancellation or suspension is necessary or desirable to protect the water resource or associated environment from unacceptable damage. Gold Fields has obtained the necessary water extraction licences (or has alternative water supply arrangements in place) to support its operations.

The environmental impacts of mining activities are also regulated by conditions imposed on Gold Fields’ mining tenements under the Mining Act 1978 (WA) (Western Australia Mining Act). If a tenement holder fails to comply with a condition of a mining tenement, the Minister for Mines or Warden appointed under the Mining Act may impose a fine or order that the relevant mining tenement subject to forfeiture.

It is a condition of its mining leases that prior to the commencement or expansion of any mining operations, Gold Fields is obliged to prepare a mining proposal in accordance with published guidance material and submit the mining proposal to the Department of Mining, Industry Regulation and Safety (DMIRS) for approval under the Western Australia Mining Act. Once approved by the DMIRS, the requirement to comply with the mining proposal becomes a condition of the underlying mining tenement.

Gold Fields is also required to prepare and submit an Annual Environmental Report to the DWER and DMIRS under the conditions attached to its environmental approvals, licences and mining tenements.

During the operational life of its mines, Gold Fields is required by the conditions of its tenements and approvals to prepare a Mine Closure Plan which is to make provisions for the ongoing rehabilitation of its mines and to estimate the cost of closure obligations and post-closure rehabilitation and monitoring once mining operations cease. Under the Mining Rehabilitation Fund Act 2012 (WA), Gold Fields is required to pay an annual levy into a mining rehabilitation fund administered by the DMIRS. The annual levy payable by Gold Fields is 1 per cent. of an estimate of the cost per hectare to rehabilitate the land disturbed by Gold Fields’ operations. The funds held by the DMIRS in the mining rehabilitation fund are used to rehabilitate abandoned mines and are not refundable or reimbursable to the contributing entities for their own rehabilitation liabilities.

Under the National Greenhouse and Energy Reporting scheme, Gold Fields has operational control over the four Australian operations which have combined emissions exceeding 50kt CO2e each fiscal year. Accordingly, Gold Fields is required to report as the registered “controlling corporation” for the purposes of the scheme.

In December 2014, the Emissions Reduction Fund (ERF) came into effect. The ERF is a voluntary scheme that aims to provide financial incentives for emitters to reduce, abate or sequester greenhouse gas emissions. Gold Fields registered the Granny Smith Gas Power Station Project with the ERF for carbon abatement in May 2015 under the Industrial Fuel and Energy Efficiency Method. Gold Fields entered a reverse auction with the Clean Energy Regulator in April 2016 under the Emissions Reduction Fund in order to sell the project’s carbon abatement to the Australian government. This bid was successful and on 5 May 2016, Gold Fields entered into a seven-year contract with the Emissions Reduction Fund for the sale of its abatement credits.

Health and Safety

The Mines Safety and Inspection Act 1994 (WA) (the Safety and Inspection Act) and the Mines Safety and Inspection Regulations 1995 (WA) together regulate the duties of employers and employees in the mining industry with regard to occupational health and safety and outline offences and penalties for breach. Resources Safety, a division of the DMIRS, administers this legislation. Under the approach utilised by Resources Safety, it is the responsibility of each employer to manage safety (i.e. a general duty of care exists in mines located in Western Australia). A violation of the safety laws or failure to comply with the instructions of the relevant health and safety authorities is a regulatory offence that could lead to, among other things, a temporary shutdown of all or a portion of the mine, a loss of the right to mine, or the imposition of costly compliance procedures and/or financial penalties.

In 2020, the new WHS Act received royal decree after being passed by the Western Australian Government. It is expected to become operational by 2022, with an appropriate transitional period. Once operational, the WHS Act will apply to a number of industries, including the mining industry, and will replace the existing provisions of the occupational safety legislation, together with the Mines Safety and Inspection Act and its counterpart in the petroleum industry. The new legislation will be supported by a number of industry specific regulations that are yet to be drafted, including those specific to the mining industry. In addition, the WHS Act will impose more extensive workplace health and safety obligations on Gold Fields’ operations in Western Australia, including introducing personal responsibility on directors and officers to ensure Gold Fields is complying with its health and safety obligations. Breaches of any such obligations by Gold Fields or its directors or officers may result in criminal liabilities. The new laws also introduce a new offence of industrial manslaughter for workplace fatalities, which, in the event of a conviction, carries a significant penalty of up to 20 years’ imprisonment for individuals and fines of up to A$10 million for corporate entities.

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

The grant of a mining tenement is generally at the discretion of the Minister or a Mining Registrar appointed under the Mining Act, and the conditions imposed on the grant of tenements relate to matters including the environment, payment of annual rent and, for prospecting licences, exploration licences and mining leases, meeting the prescribed minimum annual expenditure commitments. If a tenement holder fails to comply with a condition of a mining tenement, the Minister or Warden may impose a fine or order that the relevant mining tenement is subject to forfeiture.

Royalties are payable to the state based on the amount of ore produced or obtained from a mining tenement. A quarterly production report must be filed and royalties are calculated ad valorem at a fixed rate of 2.5 per cent. of royalty value in respect of gold, and at other rates (depending on the relevant mineral) in respect of ore produced or obtained from a mining tenement in excess of 2,500 ounces of gold metal. The royalty value of gold is the amount of gold produced during each month in a relevant quarter multiplied by the average gold spot price for that month.

Land Claims

In 1992, the High Court of Australia recognised a form of native title which protects the rights of indigenous people in relation to land and waters according to their traditional law and customs in certain circumstances. As a result of this decision, the Native Title Act 1993 (Cth) (Native Title Act) was enacted to recognise and protect existing native title by providing a mechanism for the determination of native title claims and a statutory right for Aboriginal groups or persons to negotiate, object, and/or be consulted when, among other things, there is an expansion of, or change to, the rights and interests in the land which affects native title and which constitutes a “future act” under the Native Title Act.

The existence of these claims does not necessarily prevent continued mining under existing tenements. Tenements granted prior to 1 January 1994 are not “future acts” and do not need to comply with the aforementioned consultation or negotiation procedures.

As a general rule, tenements granted (or in some cases re-granted) after 1 January 1994 need to comply with this process. However, in Western Australia, some tenements were granted without complying with this consultation or negotiation process on the basis of the then prevailing Western Australian legislation. This legislation was subsequently found to be invalid as it conflicted with the Native Title Act which is Commonwealth legislation. Subsequent legislation was passed (Titles Validation Amendment Act 1999 (WA)) validating the grant of tenements between 1 January 1994 and 23 December 1996, provided certain conditions were met under the Native Title Act.

Most of Gold Fields’ tenements are currently subject to native title claims and/or a determination of native title. However, most of Gold Fields’ tenements were granted prior to 1 January 1994. Where tenements were granted between 1 January 1994 and 23 December 1996, Gold Fields believes it has complied with the conditions set out by the Native Title Act for those tenements to be validly granted. Of those tenements granted after 23 December 1996 (or to be applied for in the future), Gold Fields has either entered into (or will enter into) agreements with the claimant parties which provide the Company with security of tenure or which has utilised or will utilise a valid exemption from the consultation and negotiation process under the Native Title Act. Therefore, any existing or future recognition of native title over any of these tenements will not have a material effect on Gold Fields’ tenure during the operation of these agreements.

Cultural Heritage

Aboriginal cultural heritage sites, which refer to places and objects of cultural and/or spiritual significance, or which have archaeological, ethnographic or historical significance, are protected under the Western Australian Aboriginal Heritage Act 1972 (WA) (the AHA). Under the AHA, consent is required from the Minister for Aboriginal Affairs for any activity that impacts an Aboriginal cultural heritage site, and it is a criminal offence to disturb a cultural heritage site or object.

The Western Australian State Government has proposed the wholesale replacement of the AHA, with the new Aboriginal Cultural Heritage Bill 2020 (WA) (the ACH Bill), which was released for public comment in late 2020. The ACH Bill fundamentally shifts the approach and expectation of industry proponents with respect to Aboriginal cultural heritage management, with a focus on agreement-making with indigenous stakeholders on matters relating to cultural heritage identification and protection, and which also expands criminal offences and increases penalties (which can be up to A$10 million for corporations). The ACH Bill is expected to be introduced into the Western Australian Parliament in 2021. The current AHA will continue to operate for at least one year after the ACH Bill has been enacted to allow for the transition from the AHA to the new legislation.

Additionally, the Federal Aboriginal and Torres Strait Islander Heritage Protection Act 1984 (Cth) enables government to intervene to preserve and protect Aboriginal cultural heritage sites of particular significance, but to date, has been rarely used.

Gold Fields is aware of the existence of actual and potential Aboriginal cultural heritage sites throughout its area of operations in Western Australia. Aboriginal cultural heritage surveys, conducted with indigenous stakeholders and experts, are used by Gold Fields to identify places that contain cultural heritage values so that disturbance to these places can be avoided where possible. In all other cases, relevant approvals are obtained from the Minister for Aboriginal Affairs in accordance with the AHA. Gold Fields has no planned applications for approval under the AHA, or planned activities in areas where approvals have been previously granted, for the foreseeable future.

Peru

Regulatory

The regulatory framework governing the development of mining activities in Peru mainly consists of the General Mining Act (Ley General de Mineria) (the LGM) and regulations relating to mining procedures, health and safety, environmental protection, and mining investment and guarantees. Mining activities as defined by the LGM include surveying, prospecting, exploration, exploitation, general workings, beneficiation, trading and transportation of ore.

In addition to general taxation, mining companies are also subject to a special tax regime established in 2011 through the amendment of the Mining Royalty Law and enactment of the Special Mining Tax Law and the Special Mining Charge Law.

Regulatory and Supervisory Entities

In general terms, the principal regulator of mining activities in Peru is MEM through its General Bureau of Mining (Direccion General de Mineria) (DGM). The MEM also regulates mining exploration activities through its General Bureau of Mining and Environmental Affairs (Direccion General de Asuntos Ambientales Mineros) (DGAAM).

Additionally, since 28 December 2015, the National Environmental Certification Service for Sustainable Investment (SENACE) has been authorised to review and approve mining activities (through a detailed EIA) for studies of projects that have a national or multi-regional influence, and that may generate significant environmental impacts. Mine closure plans are still reviewed and approved by MEM.

Other relevant regulatory institutions include:

•	the Instituto Geologico, Minero y Metalurgico (INGEMMET),which is responsible for granting the title to concession of mineral rights;

•	the Supervisory Agency for Investment in Energy and Mining (OSINERGMIN), which is responsible for health and safety related to infrastructure of mining activities;

•	the OEFA, which is responsible for the supervision of environmental affairs;

•	the National Water Authority (ANA), which is responsible for granting water rights;

•	the Ministry of Culture, which is responsible for approving archaeological studies;

•	the National Superintendence of Labour Inspection (SUNAFIL), which is responsible for the oversight of worker health and safety; and

•	the National Superintendence for the Supervision of Security Services, Weapons, Ammunitions and Explosives for Civil Use (SUCAMEC), which is responsible for authorising the use of explosives.

Concessions

In accordance with the LGM, mining activities (except surveying, prospecting and trading) must be performed exclusively under the concession system. A concession confers upon its holder the exclusive right to develop a specific mining activity within a defined area. The LGM establishes four types of concessions:

Mining Concessions

A mining concession is a real property interest independent and separate from surface land located within the co-ordinates of the concession. Holders of large and medium scale mining concessions or of any pending claims for mining concessions must comply with payment of an annual mining good standing fee (Mining Good Standing Fee) of U.S.$3.00 per year per hectare in order to maintain the concessions in good standing. The payment starts from the year in which the claim was filed and must be paid for as long as the concessions are held. Holders of mining concessions are also required to meet minimum annual production targets prescribed by law, by no later than the end of the tenth year from the date of the grant, which have to be filed with the MEM. Otherwise, a penalty will be levied. The minimum annual production targets are currently set at one fiscal payment unit (the UIT) per hectare per year. The UIT is fixed on a yearly basis and, for large and medium scale mining holders, it was set to equal S/.4,300, or approximately U.S.$1,280, in 2020 and S/. 4,400, or approximately U.S.$1,215, in 2021. Titleholders are entitled to group multiple concessions into administrative economic units to comply with the minimum production requirement, provided certain conditions are met. Failure to attain the minimum production targets may result in certain penalties ranging from a monetary fine based on the percentage of minimum production up to the forfeiture of the mining concession. La Cima owns mining concessions acquired before and after October 2008 and therefore is subject to both production target requirements.

Beneficiation Concessions

Beneficiation or process concessions confer the right to extract or concentrate the valuable substances of an aggregate of minerals and/or to smelt, purify or refine metals through a set of physical, chemical and/or physicochemical processes. As with mining concessions, holders of beneficiation concessions are required to pay the Mining Good Standing Fee, which is calculated on the basis of the production capacity of the processing plant. La Cima was granted a permit for a processing plant with a capacity of 18,600 tonnes per day by MEM which was later modified to increase the capacity of the processing plant to 22,320 tonnes per day. The current installed capacity of the processing plant is 19,920 tonnes per day. In fiscal 2020, La Cima paid S/.42,647, or approximately U.S.$11,778, Mining Good Standing Fee in connection with its beneficiation concessions.

General Working Concessions

General working concessions confer the right to render ancillary services to two or more mining concession holders. The following are considered ancillary services: ventilation, drainage, hoisting or extraction in favour of two or more concessions of different concessionaires.

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

Mining Royalty and Other Special Mining Taxes and Charges

In addition to general taxation, mining companies are subject to a special tax regime established, in its current form, in September 2011. With respect to the general taxation regime, relevant changes have been introduced with effect from 1 January 2017 to corporate and dividends income tax rates. From fiscal 2017, the corporate tax rate has been increased from 28 per cent. to 29.5 per cent. In turn, the dividends tax rate applicable to non-resident shareholders of Peruvian companies has reduced from 6.8 per cent. to 5 per cent.

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

Also, currently mining companies are required to pay an annual supervisory contribution to the OSINERGMIN and the OEFA to fund safety and environmental inspections. The rates for these contributions are set by supreme decree. The sum of both contributions may not exceed an amount equivalent to 1 per cent. of the total value of annual invoicing for concentrate sales, after deducting VAT. For fiscal 2020, the contributions to OSINERGMIN and OEFA were equivalent to 0.14 per cent. and 0.10 per cent. of the annual invoicing, respectively. In fiscal 2020, La Cima paid a total of approximately U.S.$858,475 in such contributions. La Cima has paid these contributions under protest and has filed two constitutional actions against OSINERGMIN and OEFA questioning the constitutionality and legality of these contributions. These actions are still in progress.

Environmental

The environmental impact of mining activities in Peru is regulated by the Regulation on Environmental Protection and Management for Mining Exploitation, Beneficiation, General Labour, Transportation and Storage Activities, which entered into force on 14 March 2015 and the Regulation on Environmental Protection for Mining Exploration, which entered into force on 22 March 2018. These regulations require the following environmental instruments to be produced in order to perform mining activities:

•

Technical Environmental File (FTA), Environmental Impact Declaration (DIA) and Semi-Detailed Environmental Impact Assessment (SD-EIA): FTA, DIAs and SD-EIAs are required for mining exploration projects, depending on the magnitude and impact that the activities intended to be carried out may have on the environment. FTA, DIAs and SD-EIAs contain detailed environmental and social information on the area where exploration activities will be carried out, on the project and works to be performed, and on the measures that will be taken to control and mitigate any environmental impacts caused.

•

EIA: EIAs are required for new projects, expansions or changes to existing operations and projects moving from the exploration stage to development. EIAs must evaluate the physical, biological, socio-economic and cultural impacts on the environment resulting from the operation of mining projects. The initiation of exploitation activities needs to have been previously authorised by the DGM.

In addition, for the modification of mining projects with an insignificant environmental impact, a Supporting Technical Report (STR), which is a simplified amendment to an EIA with a significantly shorter period of evaluation and approval, must be submitted to the authority. The number of STRs is restricted to three per mining unit, for those STRs related to main mining components (pits, tailings storage facilities, waste rock storage facilities, concentrator plant, among others). This restriction will continue to apply until a new update of the EIA is approved. Two STRs were approved in fiscal 2020.

In 2019, La Cima received approval of its eighth EIA update for Cerro Corona. This update included the expansion of the pit, expansion of the waste rock storage facility and the raising of the TSF dam. In 2020, Gold Fields commenced the process for the ninth EIA update, including submitting the public participation plan, which was executed in early 2021.

Furthermore, a law regulating mine closure (Mine Closure Act) required mining companies to ensure the availability of the resources necessary for the execution of an adequate mine closure plan, including a mine closure cost estimate. The law obligates holders of mining concessions to furnish guarantees (such as stand-by letters of credit) in favour of the MEM to ensure that they will carry out their mine closure plans in accordance with the environmental protection regulations and to ensure that the MEM has the necessary funds to execute the mine closure plan in the event of non-compliance. La Cima’s mine closure plan for Cerro Corona was approved in 2008 and subsequently amended in 2010, 2011, 2013, 2014 and 2017. In 2020, the sixth update of the mine closure plan was submitted to the MEM, and is currently under assessment. This mine closure plan is guaranteed by a bond letter of approximately U.S.$61.8 million, issued by Credit Bank Peru and Scotiabank Peru.

Water Quality Standards

In December 2015, the Ministry of Environment passed Supreme Decree No. 15-2015-MINAM (the 2015 Supreme Decree), which modified the Peruvian Environmental Quality Standards (Peruvian ECA) applicable to water courses. The 2015 Supreme Decree was binding from the date of its publication. This regulation established less stringent new parameters for physical and chemical, inorganic, organic, microbiological and parasitological compounds, compared to the previous Peruvian ECA. Under the 2015 Supreme Decree, holders of mining activities that were conducting environmental studies had to report to the MEM by 17 February 2016 on whether such instruments complied with the amended ECA, or if they required an adjustment. In line with this requirement, La Cima reported that its environmental study needed to be adjusted to the 2015 Supreme Decree and submitted a response plan to the MEM on 14 March 2017. On 29 December 2017, the MEM approved the citizen participation plan contained in the Cerro Corona’s response plan with regards to the 2015 Supreme Decree. The citizen participation plan, which is aimed at informing the settlers of the area about Cerro Corona’s response plan, is being implemented by La Cima. There is no legal requirement that the community issues a document for approval of the response plan.

In both December 2019 and March 2020, the MEM and the ANA provided La Cima with comments on its response plan and Gold Fields subsequently submitted a reply for approval. During fiscal 2020, the water authority requested additional information from Gold Fields, which we provided in September. The approved plan must be implemented by La Cima to comply with the 2015 Supreme Decree within three years of approval.

In the response plan, La Cima proposed management activities to be conducted during the remaining operational stage only and does not consider nor propose actions for the closure and post-closure phases. Detailed mine closure activities, including post closure water treatment plans, must be submitted two years before mine closure, as required by Peruvian legislation. Based on the current LoM for La Cima, the detailed mine closure plan will be submitted in 2028 as operations are planned to end in 2030.

Based on currently available information including geohydrological studies, geochemical landform cover analysis and reactive material mitigation studies, initiated in 2016 and continuing through 2020, it has been concluded that Cerro Corona is not in a position to calculate a reasonable and defensible cost estimate of the post-closure liability in relation to the management and, if required, treatment, of surface water run-off.

One of the studies being performed to provide a reliable, reasonable and defensible estimate of the post closure liabilities is the pilot testing of Tecnosoles, a technology consisting of a mix of organic and inorganic materials to cover the waste storage facility (WSF), tailings storage facility (TSF) beaches and pit walls in order to control the generation of acid rock drainage with the primary aim of mitigating the risk of long-term liability. In addition, Cerro Corona developed a trade-off study to compare different closure alternatives for the WSF. The study compares the alternatives based on economic, environmental, social and operation criteria. The trade-off study was done during 2018. The Group evaluated preferred options in line with its requirements through a pre-feasibility study in 2021. The current 2030 feasibility study for Cerro Corona incorporates the placement of tailing material in the pit (in-pit tailings disposal) from 2025, when the stockpile balance peaks. Cerro Corona’s LoM plan is based on ore processed from the stockpiles with the in-pit tailings disposal initiated in 2025.

Other Permits and Regulations

Another issue at Cerro Corona is that on 23 May 2014, La Cima received formal authorisation from the Manuel Vasquez Association to relocate the Tomas Spring and to start the permit application process regarding the relocation. On 6 March 2015, La Cima obtained authorisation to relocate the water source of the Tomas Spring, which is located inside the final footprint of the tailings storage facility for Cerro Corona, to a higher elevation above the final footprint, in order to continue with the planned expansion of the facility. The construction programme and mitigation measures have been implemented. The Tomas Spring was sealed and its water catchment relocated to a higher elevation called TCB-25. The remaining flow of Las Tomas Spring under the seal has been diverted outside the footprint of the TSF to La Hierba creek under the authorisation of the competent authority. In 2019, as an environmental and safety measure, the pipe that discharged the remaining flow of the spring was sealed with shotcrete and the flow diverted to the TSF (for which La Cima has a water use licence). See “—Additional Information on the Company—Environmental and Regulatory Matters—Peru—Level 3 Environmental Incident”.

Other matters subject to regulation include, but are not limited to, transportation of ore or hazardous substances, water use and discharges, power use and generation, use and storage of explosives, housing and other facilities for workers, reclamation, labour standards and mine safety and occupational health.

Soil Quality Standards

In April 2013, by Supreme Decree No. 2-2013-MINAM (the 2013 Supreme Decree), the government of Peru approved soil quality standards for all industries, including extractive sectors. These standards established that all companies that caused an impact on soil as a consequence of their activities had to submit a report to the MEM by April 2015 with the characterisation of soil quality in their areas of influence and, if applicable, a remediation plan within two years from the date of approval of such report.

On December 2017, La Cima obtained the MEM’s approval of the submitted report with the results of soil sampling in Cerro Corona and nearby areas. La Cima was not required to continue with the next steps established by the soil quality standards regulation.

In December 2017, Peru’s environmental authority approved new soil quality standards for all industries by Supreme Decree No. 11-2017-MINAM, replacing the 2013 Supreme Decree. The new regulation requires project holders to conduct the remediation of contaminated sites if the environmental quality standards for soil pollution associated with production and extraction activities are exceeded. This obligation does not apply when the environmental quality standards for soil pollution are lower than the initial concentrations of natural origin chemicals present in the soil.

Environmental Sanctioning Regime

Environmental compliance in Peru is mainly supervised by OEFA, as the governing body of the National System of Environmental Assessment (Sistema Nacional de Evaluacion y Fiscalizacion Ambiental, or SINEFA) and the Environmental Supervisory Entity (Entidad de Fiscalización Ambiental, or EFA). According to the current environmental regulation, there can be three types of EFA:

•	National EFA: Some departments and technical specialised organisations exercise functions of environmental supervision through their departments, areas or environmental offices.

•

Regional EFA: The regional governments exercise functions of environmental supervision through the areas of natural resources, energy, mines and hydrocarbons, environmental health, fish farming and handcrafted fishing.

•	Local EFA: The provincial and local municipalities exercise functions of environmental supervision through their environmental units.

In addition, specific licence or permit non-compliance is supervised by other specialised competent EFAs, such as the ANA.

Level 3 Environmental Incident

In December 2018, Gold Fields experienced a level 3 environmental incident in Peru when water containing tailings from the Cerro Corona TSF flowed through an authorised diversion pipe to La Hierba creek reaching the Tingo river. The flow to La Hierba creek was stopped three hours after Gold Fields became aware of it and the remediation process, including clean-up of the area, commenced on 17 December 2018 and was formally completed on 6 January 2019. The related rehabilitative works, which comprised further cleaning of La Hierba creek and the Tingo river, top soil placement, revegetation and the reconfiguration of the La Hierba creek watercourse. In addition, the pipe that discharged water from Las Tomas spring to La Hierba creek was sealed with shotcrete as an environmental protection and safety measure. The ANA assessed Gold Fields with fines of approximately U.S.$1.4 million in connection with this incident . The OEFA proposed a fine against Gold Fields of approximately U.S.$1.7 million. However, the OEFA closed this procedure as it exceeded the term allowed by law to issue a sanction, and commenced a new procedure in fiscal 2020 for the same allegations to impose a fine, which has not yet been proposed nor imposed. Gold Fields has challenged the decisions of both OEFA and ANA in the administrative procedures and, as the matters are ongoing, it is difficult to predict the outcome and ultimate amount of the fines, if any, that Gold Fields will be required to pay.

Socio-environmental Matters

According to the Environmental Act, every individual is entitled to take part in a responsible manner in decision-making processes related to, and in the establishment and application of, environmental policies and measures. Such participation includes:

•

Citizen participation: The mining industry in Peru is governed by citizen participation regulations that ensure the responsible participation of individuals in the definition and application of measures, actions and decisions made by competent authorities regarding sustainable operation of mining activities in the country. Mining operators must establish citizen participation mechanisms throughout the life of their projects from initial exploration to mine closure. The legislation contemplates different mechanisms for citizen participation, such as public hearings, informational workshops, opinion surveys, suggestion boxes, technical panels, roundtables, participatory monitoring and permanent office information services, among others.

•	Right to prior consultation: Certain recognised indigenous or tribal populations have the right (through the Law of Prior Consultation of Indigenous or Recognised Tribal Populations).

•

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

While the final decision to move forward with legislative or administrative measures on which consultation is sought rests with the Peruvian government, even in the absence of agreement, the Peruvian government still has an obligation to take all necessary measures to ensure that the collective rights of indigenous or tribal populations are protected. Accordingly, the approval of an EIA (or an update to an EIA) must take into consideration the indigenous or tribal populations located in a project’s impact area. In connection with the approval of La Cima’s ninth EIA update for Cerro Corona, a citizen participation mechanism under the Environmental Act will be conducted.

Climate change regulation

Between 2015 and 2016, the following legislation was approved by the Peruvian Ministry of Environment in relation to climate change mitigation and adaptation:

•	Peru’s Action Plan on Gender and Climate Change, 2016;

•	the Peruvian National Forestry and Climate Change Strategy, 2016;

•	the Peruvian 2017-2021 Multiyear Sectoral Strategic Plan of the Environment Sector, 2016; and

•	the Peruvian National Strategy on Climate Change (ENCC), 2015.

Furthermore, on April 18, 2018, the Peruvian Ministry of Environment approved the Climate Change Framework Act, regulating multilevel governmental measures for Peru’s adaption to and mitigation of climate change impacts. Subsequently, on 31 December 2019, through Supreme Decree No. 13-2019-MINAM (the 2019 Supreme Decree), the Peruvian Ministry of Environment approved the Regulation of the Climate Change Framework Act. Although the 2019 Supreme Decree does not have a material impact on La Cima’s mining operations and environmental obligations, as a result of this legislation, La Cima is required to consider mitigation and adaptation measures on the EIA’s and mine closure plans presented to MEM and SENACE for assessment, updating, and approval.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors

Name	Age	Position	Term Expires(1)
Cheryl A. Carolus	62	Non-executive Chair	May 2021

Nicholas J. Holland(2)	62	Executive Director and Chief Executive Officer(2)	March 2021

Paul A. Schmidt	53	Executive Director and Chief Financial Officer	May 2022

Alhassan Andani	59	Non-executive Director	May 2022

Peter J. Bacchus	52	Non-executive Director	May 2022

Terence P. Goodlace	61	Non-executive Director	May 2023

Carmen Letton	55	Non-executive Director	May 2022

Steven P. Reid	65	Non-executive Director	May 2021

Philisiwe G. Sibiya(3)	44	Non-executive Director	May 2021

Yunus G.H. Suleman	63	Non-executive Director	May 2023

Notes:

(1)	Terms expire on the date of the annual general meeting in that year for newly appointed directors and, the other directors, within a three-year period after their first election.
(2)	Effective 1 April 2021, Chris Griffith will succeed Nicholas J. Holland as Gold Fields’ Chief Executive Officer.
(3)	Philisiwe Sibiya was appointed as Non-executive Director on 1 March 2021. Phuthi Mahanyele-Dabengwa resigned as Non-executive Director on 28 February 2021.

Executive Directors

Nicholas J. Holland BCom, BAcc, Witwatersrand; CA (SA)

Executive Director and Chief Executive Officer. Mr. Holland has been an Executive Director of Gold Fields since 14 April 1998 and became Chief Executive Officer on 1 May 2008. He served as Executive Director of Finance from April 1997. On 15 April 2002, his title changed to Chief Financial Officer until 30 April 2008. Mr. Holland has more than 41 years’ experience in financial management and over 31 years of experience in the mining industry. Prior to joining Gold Fields, he was Financial Director and Senior Manager of Corporate Finance of Gencor Limited and a Director of Rand Refinery from 12 July 2000 until 30 September 2008. He remained an alternate director until February 2013.

Paul A. Schmidt BCom, Witwatersrand; BCompt (Hons), UNISA; CA (SA)

Executive Director and Chief Financial Officer. Mr. Schmidt was appointed Chief Financial Officer on 1 January 2009 and joined the Board on 6 November 2009. Prior to this, Mr. Schmidt was acting Chief Financial Officer from 1 May 2008. Prior to this appointment, Mr. Schmidt was financial controller for Gold Fields from 1 April 2003. He has more than 25 years’ experience in the mining industry. Mr. Schmidt holds no other directorships.

Non-Executive Directors

Cheryl A. Carolus BA Law; Bachelor of Education, University of the Western Cape; Honorary Doctorate in Law, University of Cape Town

Chair of the Board. Ms. Carolus has been a director of Gold Fields since 10 March 2009. She was appointed the Non-executive Chair effective 14 February 2013. Ms. Carolus serves as a board member for many not-for-profit organisations, including the International Crisis Group, Soul City, World Wildlife Fund (South Africa and internationally), The British Museum (appointed by HM Queen Elizabeth), and is Chairperson of the South African Constitution Hill Education Trust. Previously, Ms. Carolus has served on the boards of numerous listed companies, including De Beers and Investec. In addition, she was the Chairperson of South African Airways and of the South African National Parks Board and has served on the boards of numerous public and private partnerships that address socio-economic challenges. Additionally, she served as South Africa’s High Commissioner to the United Kingdom from 2001 to 2004. Ms. Carolus played a role in the liberation struggle of South Africa and the constitution-making process. She was awarded an honorary doctorate in law from the University of Cape Town for her contribution to freedom and human rights. In 2014, she was awarded the French National Order of Merit by the Government of France.

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

Peter J. Bacchus MA Economics, Cambridge University

Mr. Bacchus was appointed as a director of Gold Fields with effect from 1 September 2016. Mr. Bacchus is chairman of the independent merchant banking boutique, Bacchus Capital Advisers. He has acted as the global head of Mining and Metals and is joint head of European Investment Banking at investment bank Jefferies, a position he held until 2016. Before this he served as global head of Mining and Metals at Morgan Stanley, and prior to that, he was head of Investment Banking, Industrials and Natural Resources at Citigroup. Mr. Bacchus has spent 26 years in investment and corporate banking with a focus on the global natural resources sector and is a member of the Institute of Chartered Accountants, England and Wales.

He is also a director of Kenmare Resources, Galaxy Resources as well as Chairman of 308 Services Limited and a trustee of Space for Giants, an African-focused conservation charity. He was a non-executive director of UK-listed mining group NordGold.

Terence P. Goodlace MBA Business Administration, University of Wales; BCom, University of South Africa; NHDip (Metalferrous Mining) Witwatersrand, Witwatersrand Technikon

Mr. Goodlace was appointed as a director of Gold Fields with effect from 1 July 2016. Mr. Goodlace’s mining career commenced in 1977, spanning more than 42 years working with different organisations. He has previously served as both an Executive Vice-President and the Chief Operating Officer for Gold Fields, having returned to the Company to serve as an independent non-executive director. He has experience serving as chief executive officer at Impala Platinum Holdings Limited and Metorex Limited. He served on the Impala Platinum Holdings Limited board for two years as an independent non-executive director and four and a half years as an executive director. He spent three years as an executive director of Metorex Limited. Mr. Goodlace is currently a non-executive director at Kumba Iron, as well as AfriTin Mining Limited. Effective 29 March 2021, Mr Goodlace assumed the position of Chair of Southern Palladium Limited.

Carmen Letton PhD in Mineral Economics (UQ) and Degree in Engineering (Mining —WASM)

Dr. Letton’s has been appointed to the Board effective 1 May 2017. Dr. Letton has experience and expertise in mining engineering, corporate governance, risk management and corporate strategy. She is a mining engineer and mineral economist (PhD) with 35 years of global mining exposure, working for major and mid-tier mining houses in senior management and leadership roles, with experience in operations, corporate strategy development, engineering and design, asset and business development, continuous improvement, mergers and acquisitions. Currently, Dr. Letton is the Head, Open Resource Development Planning and Life of Asset Planning for the Technical and Sustainability Group in Anglo American. Dr. Letton has experience in large and medium sized mining assets in both the Australian and international mining environment; challenging operations leadership, complex technical roles; expertise in due diligence, corporate governance, risk management, corporate strategy and asset development. Core skills and accountabilities include operations executive general management and leadership of all key mine engineering disciplines associated technical services areas.

Steven P. Reid Bachelor of Applied Science in Mineral Engineering (Mining), South Australian Institute of Technology; MBA, Trium Global Executive NYU/LSE/HEC; Accredited Director, Institute of Corporate Directors

Mr. Reid was appointed as a director of Gold Fields on 1 February 2016. He has over 43 years’ international mining experience and has held senior leadership roles in numerous countries. He served as a director of SSR Mining Inc. from January 2013 until September 2020 and has served as a director of Eldorado Gold since May 2013 where he is currently the Chairman. He served as Chief Operating Officer of Goldcorp from January 2007 until his retirement in September 2012 and prior to that was Goldcorp’s Executive Vice President in Canada and the USA. Before joining Goldcorp, Steven spent 13 years at Placer Dome in numerous corporate, mine-management and operating roles. He also held leadership positions at Kingsgate Consolidated and Newcrest Mining, where he was responsible for the Asian and Australian operations.

Philisiwe Sibiya BCom (Hons) CA University of Natal

Ms. Sibiya was appointed as director of Gold Fields on 1 March 2021. Ms. Sibiya, a seasoned business executive, has nearly 20 years of management experience within Africa. After holding various senior financial roles, including the role of CFO at MTN South Africa, she successfully transitioned into the role of CEO for MTN Cameroon, the first female appointed into a CEO position by the MTN Group. During her tenure as CFO at MTN South Africa, she played a leading role in navigating the business through a time of intense change for the turnaround strategy of the business. As the CEO of MTN Cameroon, she led the largest network rollout in the history of the company, launching 3G and 4G simultaneously. Philisiwe also led the launch of Mobile Money in Cameroon, an innovative product that grew from 10 000 users in 2016 to over a million users in 2017. Ms. Sibiya is currently a non-executive board member of the JSE-listed company AECI Limited, Investec PLC and Investec Ltd. She has received many accolades, including Global Telecoms Business “Top 50 Women to Watch for 2017”, The Africa Report’s “Top 50 Star Dealmakers 2017”, Jeune Afrique’s “Top 50 businesswomen in Africa” and Capacity Media “Top 20 to watch in Telecoms 2018”.

Yunus G.H. Suleman BCom, University of Kwa-Zulu Natal (formerly Durban Westville); BCompt (Hons), University of South Africa, CA (SA); CD (SA)

Mr. Suleman was appointed as an independent non-executive director of Gold Fields with effect from 1 September 2016 and serves as the Chair of Gold Fields’ Audit Committee. Mr. Suleman also serves as the lead independent director of Liberty Holdings Ltd, Liberty Group Limited and Albaraka Bank Limited. He is also the executive chairman of Sulfam Holdings (Pty) Ltd. He has over 36 years’ experience in the accounting and auditing profession and, in the last five years, as an independent non-executive director. He is a chartered accountant and member of the South African Institute of Chartered Accountants and a chartered director and member of the Institute of Directors South Africa. Previously, he has been chairman of KPMG – South Africa and KPMG Foundation, chairman of Enactus, South Africa, chairman of the Association for the Advancement of Black Accountants of Southern Africa in the Western Cape and deputy chairman of the Independent Regulatory Board of Auditors. Mr. Suleman was also a partner at Arthur Andersen for 11 years before joining KPMG in 2002, after its merger with Arthur Andersen. Mr. Suleman held various roles at Arthur Andersen, including managing partner of its Audit and Consulting practice in Nigeria and managing partner of South Africa’s audit practice. Mr. Suleman was a director of Tiger Brands Limited until November 2018.

Former Non-executive Directors

Richard P. Menell MA (Natural Sciences, Geology), Trinity College, Cambridge, United Kingdom; M.Sc. (Mineral Exploration and Management), Stanford University, California, United States of America

Mr. Menell was appointed Deputy Chair of the Board in August 2015 and resigned on 10 March 2021. Mr. Menell had been a Director of Gold Fields since 8 October 2008. He has over 41 years’ experience in the mining industry. Previously, he has been the President and Member of the Chamber of Mines, President and Chief Executive Officer of TEAL Exploration & Mining Inc., Executive Chairman of Anglovaal Mining Limited and Avgold Limited, Chairman of Bateman Engineering and Deputy Chairman of Harmony Gold Limited and African Rainbow Minerals. Director of Rockwell Diamonds Inc, the National Business Initiative and the Tourism Enterprise Partnership. Mr. Menell served as a senior independent non-executive director of Weir Group Plc and a Senior Advisor to Credit Suisse Securities International. Mr. Menell became a director of Sibanye-Stillwater with effect from 1 January 2013 and is currently the lead independent non-executive director of Sibanye-Stillwater Limited. Mr. Menell is a Council Member of Business Leadership South Africa. He is also Chairman of the City Year South Africa Citizen Service Organisation, the Carrick Foundation and the Palaeo Anthropological Scientific Trust. Mr. Menell became a Council Member of the University of the Western Cape with effect from 31 October 2018.

Phuthi Mahanyele-Dabengwa BA Economics, Rutgers, the State University of New Jersey, US; MBA, De Montford University, Leicester, UK; Executive Development Programme, Kennedy School of Government, Harvard University, United States of America

Ms. Mahanyele-Dabengwa was appointed to the Board of Gold Fields on 1 September 2018, and resigned on 28 February 2021. Ms. Mahanyele-Dabengwa joined Naspers SA in 2019 as CEO. She previously ran a private equity business, Sigma Capital, which she founded in 2016 after spending 12 years with the Shanduka Group. At Shanduka, she first managed Shanduka Energy before becoming CEO of the group of companies. Prior to Shanduka, she worked at the Development Bank of Southern Africa (DBSA) as head of project finance. Prior to the DBSA she worked at an international investment banking firm, Fieldstone Private Capital Group for six years.

Ms. Mahanyele-Dabengwa currently holds non-executive directorships at Vodacom and Discovery Insure. She is also on the advisory board of Stellenbosch University’s Business School. In 2019, she was chosen as Forbes/CNBC Africa Business Woman of the Year.

Executive Committee

Alfred Baku (54) Executive Education, University of Virginia, Darden School of Business, USA, MSc (Mining Engineering), University of Mines and Technology, Statutory Mines Manager certificate, Ghana Mines Department of Minerals Commission, First Vice President, Ghana Chamber of Mines and member of the Australasian Institute of Mining Metallurgy (AusIMM)

Executive Vice President and Head of West Africa. Mr. Baku has over two decades of mining experience, mostly in senior management positions at Gold Fields. He joined the Damang Mine in 2002 as a mining engineer. In 2004, he was transferred to Gold Fields’ Agnew Mine in Western Australia as a senior mining engineer and in 2005, worked at Gold Fields’ St Ives Mine in Australia. Mr Baku returned to Ghana in 2007 to head the Mining Department of the Damang Mine, and was appointed General Manager of the mine in 2008. He became the General Manager of the Tarkwa Mine in 2010 and subsequently, Vice President of Operations for both mines. In 2013, he was promoted to Senior Vice President for West Africa, becoming a member of the Group’s Executive Committee. In February 2014, he was appointed the Executive Vice President and Head of West Africa. Prior to joining Gold Fields, Mr Baku worked in Australia for Billiton and Ranger Minerals in production and mine planning engineering capacities. As the First Vice President of the Ghana Chamber of Mines, he serves on the Advisory Board of the Ministry of Lands and Natural Resources.

Rosh Bardien (49) BCom (Honours), University of KwaZulu-Natal, Advanced Labour Relations and Strategic Management Diploma, University of Pretoria

Executive Vice President: People and Organisational Effectiveness. Ms. Bardien joined Gold Fields as Executive Vice President, People and Organisational Effectiveness on 1 February 2018. She has over 23 years’ global experience as a senior human resource professional, both in the public and private sectors. Prior to joining Gold Fields, Ms Bardien was the General Manager: Human Resources and Transformation at ArcelorMittal South Africa from April 2016. Prior to that, Ms. Bardien worked for ArcelorMittal in the UK from March 2015. She held the position of Group Head of HR at London Mining Plc from January 2012 to February 2015. She also held senior and executive positions at Kraft International, First National Bank, Riversdale Mining Ltd, Mvelaphanda Resources and the South African National Department of Labour.

Richard J Butcher (57) Diploma Coal Mining Engineering Advanced Rock Engineering Certificate Graduate Diploma in Mining Engineering (Mineral economics); MSc (Eng) Mining Engineering & CEng (UK) / FAusIMM (CP) WA First Class (Mine Managers) Cert No: 766 General Managers Course Cert—AGSM / UNSW

Executive Vice President: Technical. Mr Butcher has around 40 years of experience in more than 10 countries with a multi-discipline knowledge of gold, coal, diamond, copper, uranium, nickel and poly-metallic base metals. Mr. Butcher’s experience includes 17 years’ experience in the gold sector, which has been obtained globally with companies that include Gencor, Anglo-American and Barrick. He has held a broad range of technical and operational positions including General Manager/Mine Manager, Head of Mining & Geotechnical Engineering, Technical Director, Alternate Chief Operating Officer and Company Prescribed Officer. His Organisational experience includes large tier 1 mining companies, mid-tier corporations and junior miner start-up companies in both the operational and corporate leadership capacity.

Naseem A. Chohan (60) BE (Electronic), University of Limerick

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

Taryn L. Harmse (48) BCom & LLB, University of Johannesburg, Advanced Corporate Law, University of Witwatersrand

Executive Vice-President: Group General Counsel. Ms. Harmse was appointed Executive Vice-President: Group General Counsel and member of Gold Fields’ Executive Committee on 1 May 2014. Ms. Harmse also took on the role of interim Company Secretary following the resignation of Ms Mokoka on 28 June 2019. This appointment came to an end on 1 April 2020, following the permanent appointment of Ms. Anré Weststrate as the Company Secretary. Ms. Harmse was appointed as Assistant General Counsel and Company Secretary on 1 August 2013 and resigned from the position of Company Secretary on 15 September 2014. She previously served as Assistant General Counsel and Vice President, Group Legal. Before joining Gold Fields, Ms. Harmse worked at Linklaters LLP in London for a number of years having completed her articles at Hofmeyr Herbstein Gihwala (now Cliffe Dekker Hofmeyr). She was admitted as an attorney to the High Court of South Africa in 2000.

Stuart J. Mathews (60) Master of Science (Geology) from University of Canterbury, New Zealand

Executive Vice-President: Australasia. Stuart Mathews is an international mining professional with 28 years’ experience having worked in Australia (Queensland, NSW, WA), Mexico and New Zealand. He has progressed through geology ranks to Geology Manager level and in the last 14 years worked in project development and general operations management to COO level. Stuart joined Gold Fields in mid-2013 initially at St. Ives, and then General Manager at Granny Smith Mine after which he became Vice President Operations: Australia. From 1 February 2017, Stuart took over the position of Executive Vice President: Australasia.

Brett J. Mattison (42) BCom (Hons) Law, BAcc, University of Stellenbosch; Masters in Law, Higher Tax Diploma, University of Johannesburg; Exec. MBA (PLD), Harvard Business School

Executive Vice-President: Strategy, Planning and Corporate Development. Mr. Mattison was appointed Executive Vice-President: Strategy, Planning and Corporate Development effective 1 May 2013. He began his career with Gold Fields in 2001 as part of the Global Legal team providing commercial, legal and tax structuring advice in relation to various global transactions. He subsequently joined the Corporate Development team in 2005 where he worked for six years in South Africa, Peru and Australia until 2010. In late 2010, Mr. Mattison was appointed as the Country Manager of the Philippines tasked with the mandate of setting up Gold Fields’ activities in the Philippines. In 2013, he returned to South Africa to take up his current position and drive growth and strategy for the Group.

Avishkar Nagaser (37) BBusSc Finance and Economics, University of KwaZulu-Natal

Executive Vice President: Investor Relations and Corporate Affairs. Mr. Nagaser joined Gold Fields as Executive Vice President: Investor Relations and Corporate Affairs in January 2015. Before joining Gold Fields, he was with Merrill Lynch from 2012 to 2014 and Macquarie from 2007 to 2012, where he held the position of gold and platinum equity research analyst.

Martin Preece (56) Tech in Mining, Witwatersrand Technicon, South Africa; Executive Development Programme, Gordon Institute of Business Science (GIBS); Accelerated Development Programme, London Business School

Executive Vice President: South Africa. Martin joined Gold Fields as Executive Vice President: South Africa in May 2017. He previously held the position of Chief Operating Officer at De Beers South Africa. Mr. Preece has 36 years of mining experience, starting his career as a learner miner and held a number of operational and technical roles before taking up mine manager positions at various operations both locally and internationally. After moving to group level at De Beers, he held positions as mine strategist and business development manager before becoming Chief Operating Officer.

Luis A. Rivera (55) Bachelor Degree in Geology, the Title of Geological Engineer, both by the Universidad de San Marcos

Executive Vice-President of the Americas Region for Gold Fields La Cima S.A. Mr. Rivera joined Gold Fields in October 2016. Prior to joining Gold Fields, Mr. Rivera was, since 2014, the General Manager and Vice-President of Operations for MMG Las Bambas and before that, since 2013, was the General Manager of Copper Operations for Glencore Peru and, since 2012, Executive General Manager for all Xstrata Copper Operations in Peru. His career also includes five years as General Manager of the large Copper Tintaya and Antapaccay operations, as well as 11 years of experience in the Xstrata Copper Operations of Minera Alumbrera, a large gold—copper operation in North Argentina, where he became Tech Services Manager after servicing as Chief Engineer and Senior Geologist. Mr. Rivera has over 30 years’ experience in the copper and gold mining industry, in large open pit copper project and operations in Peru and Argentina, including his direct involvement and leadership in the merge & acquisition of Falconbridge Inc. and BHP Tintaya S.A. by Xstrata Copper as well as the sale of Las Bambas Project by Glencore to the Chinese JV led by MMG.

Company Secretary

Anré Weststrate (56) BJuris, University of Northwest and LLB degree, University of Northwest

Company Secretary. Ms. Weststrate joined the Company on 1 April 2020 and became Company Secretary of Gold Fields on 1 June 2020. Prior to joining Gold Fields, Ms. Weststrate was company secretary for SekelaXabiso CA Inc. from 2016 to 2020, and legal advisor and company secretary for EVRAZ Highveld Steel and Vanadium Limited from 2006 to 2016. Ms. Weststrate is an admitted advocate in the High Court of South Africa and her role as a Company Secretary and Legal Advisor was preceded by a career in the public sector as public prosecutor in the Departments of Justice and National Prosecuting Authority of South Africa.

Employees

The total number of employees, excluding employees of outside contractors who are not on Gold Fields’ payroll, as of the end of fiscal 2020 at each of the operations owned by Gold Fields as of those dates was:

	As of 31 December 2020(1)(2)
Americas	568
Australia	1,668
South Africa	2,226
West Africa	1,063
Corporate office	116	(3)

Total	5,641

Notes:

(1)	For the total number of employees as of the end of fiscal 2020 and 2019, see “Integrated Annual Report—Developing a Fit-for-Purpose Workforce”.
(2)

The employee numbers presented do not include contractors who are not on the payroll. For the number of contractors at Gold Fields’ operations as of the end of fiscal 2020 and 2019, see “Integrated Annual Report—Developing a Fit-for-Purpose Workforce—Workforce by Group and Region”.

(3)	Includes the Gold Fields off-shore team reporting to the Corporate office, and excludes 9 non-executive directors.

TRIFR, Fatalities and Fatal Injury Frequency Rate

In fiscal 2020, Gold Fields continued to focus on implementing its Group Safety Reporting Guideline, which is based on ICMM guidelines. Since fiscal 2013, Gold Fields has aligned its health and safety metrics with those of the ICMM, headed by the TRIFR. As Gold Fields’ peer companies tend to use the TRIFR metric, this alignment assists with benchmarking of Group performance against the wider sector.

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

A list of the individuals and organisations holding, to the knowledge of management, directly or indirectly, 5 per cent. or more of its issued share capital as of 26 February 2021 is set forth below.

	Ordinary shares	Percentage
Beneficial owner
VanEck Global	89,388,983	10.07%
Public Investment Corporation	73,925,159	8.33%
BlackRock Investment Mgt	48,422,697	5.46%

To the knowledge of management, none of the above shareholders hold voting rights which are different from those held by Gold Fields’ other shareholders.

The table below shows the significant changes in the percentage of ownership by Gold Fields’ major shareholders, to the knowledge of Gold Fields’ management, during the past three fiscal years.

	Beneficial ownership as of 31 December
	2020	2019	2018
	(%)
Beneficial owner
Van Eck Global	10.54	11.06	13.16
Public Investment Corporation	8.35	6.34	7.35
Dimensional Fund Advisors	2.59	5.54	5.77
BlackRock Investment Mgt – Index	4.26	4.27	4.55
Donald Smith & Co	0.88	4.11	3.76
BlackRock Investment Management – London	5.24	1.61	2.49

As of 17 March 2021, the issued share capital of Gold Fields consisted of 887,564,061 ordinary shares.

As of 26 February 2021, 491 record holders of Gold Fields’ ordinary shares, holding an aggregate of 502,049,014 ordinary shares (56.56 per cent.), including shares underlying Gold Fields’ ADRs, were listed as having addresses in the United States.

Related Party Transactions

Between 1 January 2021 and 31 March 2021, none of the directors, officers or major shareholders of Gold Fields or, to the knowledge of Gold Fields’ management, their families, had any interest, direct or indirect, in any transaction or in any proposed transaction which has affected or will materially affect Gold Fields or its investment interests or subsidiaries, except as disclosed in “Annual Financial Report—Notes to the consolidated financial statements—Note 40. Related Parties”, as required by IFRS, including for fiscal 2020.

THE LISTING

The Company’s shares trade on the Johannesburg Stock Exchange Limited (JSE) under the abbreviated name “GFIELDS” and the short code “GFI”. The Company’s ADSs trade on the New York Stock Exchange (NYSE) under the trading symbol “GFI”.

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

•	a General Issue for Cash is subject to satisfactory compliance with certain requirements, including:

•	the shares that are the subject of a General Issue for Cash may not exceed 5 per cent, of the company’s listed shares; and

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

At the annual general meeting held on 20 August 2020, Gold Fields’ shareholders authorised, subject to certain conditions, Gold Fields’ directors to allot and issue (as they in their discretion think fit) or grant options over shares representing not more than 5 per cent. of the number of ordinary shares in the issued share capital of the Company, which constituted 44,166,676 ordinary shares (excluding any shares approved to be allotted and issued by the Company in terms of any share plan or incentive scheme for the benefit of employees).

Transfer of Shares

The transfer of any Gold Fields certificated shares must be implemented in accordance with the provisions of the Companies Act, using the then common form of transfer. Dematerialised shares, which have been traded on the JSE, are transferred on the STRATE system and delivered five business days after each trade. The transferor of any share is deemed to remain the holder of that share until the name of the transferee is entered in Gold Fields’ register for that share. Since Gold Fields shares are traded through STRATE, only shares that have been dematerialised may be traded on the JSE. Accordingly, Gold Fields shareholders who hold shares in certificated form must dematerialise their shares in order to trade on the JSE.

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

Material Contracts

2019 Notes

On 9 May 2019, Gold Fields Orogen Holding (BVI) Limited (a wholly owned subsidiary of Gold Fields (Orogen) issued U.S.$1 billion guaranteed notes consisting of U.S.$500 million 5.125 per cent. guaranteed notes due 2024 and U.S.$500 million 6.125 per cent. guaranteed notes due 2029 (collectively the 2019 Notes). The 2019 Notes are unconditionally and irrevocably guaranteed, on a joint and several, by Gold Fields and certain of its subsidiaries.

The outstanding balance under the 2019 Notes was U.S.$497.0 million and U.S.$496.3 million for the notes due 2024 as at 31 December 2020 and 31 December 2019, respectively; and U.S.$496.4 million and U.S.$496.1 million for the notes due 2029 as at 31 December 2020 and 31 December 2019, respectively.

2019 Credit Facilities Agreement

On 25 July 2019, MUFG Bank, LTD., Orogen, GF Ghana and certain other subsidiaries of Gold Fields entered into a U.S.$1,200 million credit facilities agreement (the 2019 Credit Facilities Agreement). The 2019 Credit Facilities Agreement comprises of a:

•

U.S.$600 million revolving loan facility with a tenor of three years with the option to extend by two years, bearing interest at LIBOR plus margin of 1.45 per cent. per annum based on the current long-term credit rating of Gold Fields; and

•

U.S.$600 million revolving loan facility (Facility B) with a tenor of five years with the option to extend by two years, bearing interest at LIBOR plus margin of 1.70 per cent. per annum based on the current long-term credit rating of Gold Fields.

The margin shall be adjusted to the following percentages dependent on the long-term credit rating assigned from to time to Gold Fields by either Moody’s or Standard & Poor’s:

Rating		Facility A margin per annum	Facility B margin per annum
Standard & Poor’s	Moody’s	(%)
BBB+	Baa1	0.90	1.15
BBB	Baa2	1.00	1.30
BBB-	Baa3	1.25	1.50
BB+	Ba1	1.65	1.90
BB	Ba2	2.15	2.40
BB-	Ba3	2.65	2.90

The borrowers are required to pay a quarterly commitment fee of 35 per cent. of the applicable margin per annum on the undrawn and uncancelled amounts of the facilities. The borrowers must apply all amounts borrowed by them under the 2019 Credit Facilities Agreement first towards the repayment of the U.S.$1,290 million credit facilities agreement entered into in 2016 and thereafter to their general corporate and working capital purposes. The guarantors under the 2019 Facilities Agreement are Gold Fields and certain of its subsidiaries.

The outstanding borrowings under the 2019 Credit Facilities Agreement as at 31 December 2020 and 31 December 2019 was U.S.$250.0 million and nil, respectively.

Gruyere Syndicated Facility

On 19 November 2020, Gruyere Holdings Pty Ltd, a subsidiary of Gold Fields (Gruyere), a syndicated group of lenders and certain subsidiaries of Gold Fields entered into an A$500 million revolving loan facility (the Gruyere Syndicated Facility).

The purpose of the facility is to fund capital calls under the Gruyere Gold joint venture agreement and Gold Fields’ general corporate and working capital purposes.

Subject to a one-year extension option, the termination date of this facility is 19 May 2023.

The facility bears interest at the BBSY Bid plus the margin. The margin for all loans will be adjusted to the percentage rate set out opposite the relevant long term credit rating assigned to Gold Fields in the table below.

Rating	Margin
(%)
Standard & Poor’s / Moody’s
BBB / Baa2	1.75
BBB- / Baa3	2.05
BB+ / Ba1	2.35
BB / Ba2	2.60
BB- / Ba3	3.00

The borrowers are required to pay a quarterly commitment fee of 40% of the applicable margin per annum on the undrawn portion of the facility. Borrowings under the facility are guaranteed by Gold Fields and certain of its subsidiaries.

The outstanding borrowings under the Gruyere Syndicated Facility as at 31 December 2020 was U.S.$200.0 million.

Ghana Revolving Credit Facility

Gold Fields Ghana and Abosso (collectively the Ghana Borrowers) entered into a revolving credit facility agreement originally dated 22 December 2010, as amended and restated on 6 May 2014, 28 October 2016, 12 June 2017, 22 March 2018 and 23 November 2018, pursuant to which The Standard Bank of South Africa Limited (Standard Bank) agreed to make available to the Ghana Borrowers a revolving credit facility in a maximum aggregate principal amount of U.S.$100 million (the Ghana Revolving Credit Facility).

Under the Ghana Revolving Credit Facility, each Ghana Borrower must apply all amounts borrowed by it under the facility towards general corporate purposes, working capital purposes and/or capital expenditure purposes. Borrowings under this facility are guaranteed by the Ghana Borrowers.

The Ghana Revolving Credit Facility bears interest at LIBOR plus a margin of 3.50 per cent. per annum. The Ghana Borrowers are required to pay a quarterly commitment fee of 1.40 per cent. per annum.

The final maturity date of the Ghana Revolving Credit Facility is 30 November 2021.

The outstanding borrowings under the Ghana Revolving Credit Facility was nil on each of 31 December 2020 and 31 December 2019, and was U.S.$45.0 million on 31 December 2018.

R1.0 billion Revolving Credit Facilities

On 15 April 2020, GFI Joint Venture Holdings Proprietary Limited and Gold Fields Operations Limited (ZAR Borrowers) entered into two ZAR revolving credit facilities with ABSA Bank Limited and FirstRand Bank Limited (acting through its Rand Merchant Bank division), respectively. The purpose of these facilities is to fund capital expenditure and general corporate and working capital requirements of the Gold Fields group.

The key terms of these facilities are as follows:

•

a R500.0 million (U.S.$34.0 million) revolving credit facility entered into by the ZAR Borrowers and ABSA Bank Limited, bearing interest at JIBAR plus a margin of 2.2% per annum, with a semi-annual commitment fee of 0.77% per annum on the undrawn and uncanceled amounts of the facility (ABSA RCF). The outstanding borrowings under the ABSA RCF as at 31 December 2020 was nil; and

•

a R500.0 million (U.S.$34.0 million) revolving credit facility entered into by the ZAR Borrowers and FirstRand Bank Limited (acting through its Rand Merchant Bank division), bearing interest at JIBAR plus a margin of 2.15% per annum, with a semi-annual commitment fee of 0.71% per annum on the undrawn and uncanceled amounts of the facility (RMB RCF). The outstanding borrowings under the RMB RCF as at 31 December 2020 was nil.

Borrowings under these facilities are guaranteed by Gold Fields and certain of its subsidiaries. The ABSA RCF and the RMB RCF will mature on 14 April 2023.

La Cima Credit Facility

Gold Fields La Cima S.A. (La Cima), a subsidiary of Gold Fields, entered into a U.S.$150 million revolving senior secured credit facility agreement with, among others, Banco de Crédito del Perú and Scotiabank Perú S.A.A. on 19 September 2017, as amended on 21 July 2020 (La Cima Credit Facility). Borrowings under the La Cima Credit Facility are secured by first-ranking assignments of all rights, title and interest in all of La Cima’s concentrate sale agreements. This facility is non-recourse to the rest of the Gold Fields group.

All proceeds under the La Cima Credit Facility need to be applied to finance the working capital and general corporate requirements of La Cima. The maturity date of this facility is 19 September 2021.

The facility bears interest at LIBOR plus a margin of 2.80% per annum. La Cima is required to pay a quarterly commitment fee of 0.50% per annum.

The outstanding borrowings under the La Cima Credit Facility as at 31 December 2020 and 31 December 2019 was U.S.$83.5 million and U.S.$83.5 million, respectively.

Other Credit Facilities

For more information on Gold Fields’ other credit facilities, see “Annual Financial Report—Notes to the Consolidated Financial Statements—Note 24. Borrowings”.

Management and Other Compensatory Plans and Arrangements

See “Annual Financial Report—Remuneration Report—Remuneration policy—Long-term incentives”, “Annual Financial Report—Remuneration Report—Remuneration policy—Other Key Features of our Remuneration Policy—Executive Minimum Shareholding Requirements” and “Annual Financial Report—Notes to the consolidated financial statements—Note 5. Share-based payments”.

Deposit Agreement

Gold Fields has an American Depositary Receipt (ADR) facility. In connection with this facility, Gold Fields is party to a Deposit Agreement, dated as of 2 February 1998, as amended and restated as of 21 May 2002 among

Gold Fields, The Bank of New York Mellon (The Bank of New York, BNYM, or the Depositary), as Depositary, and all owners and holders from time to time of ADRs issued thereunder. For more information on the Deposit Agreement, see “Exhibits—2.7 Description of securities registered under Section 12 of the Exchange Act”.

Fees and Expenses

BNYM, as Depositary, will charge any party depositing or withdrawing ordinary shares or any party surrendering ADRs or to whom ADRs are issued:

For:	Gold Fields ADS holders must pay:
each issuance of a Gold Fields American Depositary Shares (ADSs), including as a result of a distribution of ordinary shares or rights or other property or upon exercise of a warrant to purchase an ADS	U.S.$5.00 or less per 100 Gold Fields ADSs or portion thereof

each distribution of securities distributed to holders of Gold Fields’ ordinary shares which are distributed by BNYM to Gold Fields’ ADS holders	any fees that would be payable if the securities had been ordinary shares and those ordinary shares had been deposited for the issuance of ADSs

each cancellation of a Gold Fields ADS, including if the Deposit Agreement terminates	U.S.$5.00 or less per 100 Gold Fields ADSs or portion thereof

each cash distribution pursuant to the Deposit Agreement	not more than U.S.$0.02 per ADS (or portion thereof)

annual depositary services	not more than U.S.$0.02 per ADS (or portion thereof) paid annually, provided that this fee will not be charged if the U.S.$0.02 fee for cash distributions described above was charged during the calendar year

transfer and registration of ordinary shares on the Gold Fields’ share register from your name to the name BNYM or its agent when you deposit or withdraw ordinary shares	registration or transfer fees

conversion of foreign currency to U.S. dollars	expenses of BNYM

cable, telex and facsimile transmission expenses, if expressly provided in the Deposit Agreement	expenses of BNYM

as necessary	certain taxes and governmental charges BNYM or the custodian has to pay on any Gold Fields ADS or ordinary share underlying a Gold Fields ADS

In fiscal 2020, BNYM paid U.S.$1.7 million to Gold Fields as reimbursement for costs incurred over the year in connection with the ADR program.

Payment of Taxes

Gold Fields’ ADS holders will be responsible for any taxes or other governmental charges payable on their ADSs or on the deposited securities underlying their ADSs. BNYM may deduct the amount of any taxes owed from any payments to Gold Fields’ ADS holders. It may also restrict or refuse the transfer of their ADSs or restrict or refuse the withdrawal of their underlying deposited securities until Gold Fields’ ADS holders pay any taxes owed on their Gold Fields’ ADSs or underlying securities. It may also sell deposited securities to pay any taxes owed. Gold Fields’ ADS holders will remain liable if the proceeds of the sale are not enough to pay the taxes. If BNYM sells deposited securities, it will, if appropriate, reduce the number of Gold Fields ADSs held by Gold Fields’ ADS holders to reflect the sale and pay to them any proceeds, or send to them any property, remaining after it has paid the taxes.

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

There are no exchange control restrictions on the remittance in full of dividends declared out of trading profits to non-residents of the CMA (comprising South Africa, the Kingdoms of Lesotho and Eswatini and the Republic of Namibia) by Gold Fields.

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

A non-resident investor generally does not pay any South African taxes other than securities transfer tax when it purchases Gold Fields’ ordinary shares or ADSs. During the period that the non-resident investor owns the Gold Fields’ ordinary shares or ADSs the non-resident investor may receive dividends. For information on the tax consequences of the receipt of dividends, see “—Additional Information—Taxation—Certain South African Tax Considerations—Tax on Dividends”. Where the non-resident investor sells the Gold Fields’ ordinary shares or ADSs then capital gains tax may be applicable. See “—Additional Information—Taxation—Certain South African Tax Considerations—Capital Gains Tax” and “—Additional Information—Taxation—Certain South African Tax Considerations—Securities Transfer Tax”.

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

Capital Gains Tax

Under South African domestic tax law, non-resident holders of ordinary shares or ADSs will not be subject to capital gains tax in South Africa with respect to any capital gains derived from the disposal of those ordinary shares or ADSs. There are two exceptions to this rule. The first is that the non-resident holders will be subject to capital gains tax if 80 per cent. or more of the market value of the ordinary shares or ADSs relate to immovable property held in South Africa. The second exception is if the ordinary shares or ADSs are effectively connected with the non-resident’s permanent establishment in South Africa. A permanent establishment is generally a fixed place of business in South Africa through which the business of a non-South African resident’s enterprise is wholly or partly carried on.

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

Gold Fields does not believe that it was a PFIC within the meaning of Section 1297 of the Code for its 2020 taxable year and does not expect to be a PFIC for its current taxable year or in the foreseeable future. However, Gold Fields’ possible status as a PFIC must be determined annually and therefore may be subject to change. If Gold Fields were to be treated as a PFIC, U.S. Holders of ordinary shares or ADSs would be required (i) to pay a special U.S. addition to tax on certain distributions and gains on sale and (ii) to pay tax on any gain from the sale of ordinary shares or ADSs at ordinary income (rather than capital gains) rates in addition to paying the special addition to tax on this gain. Additionally, dividends paid by Gold Fields would not be eligible for the special reduced rate of tax for non-corporate U.S. Holders described below under “—Additional Information—

Taxation—U.S. Federal Income Tax Considerations—Taxation of Dividends”. The remainder of this discussion assumes that Gold Fields is not a PFIC for U.S. federal income tax purposes. You should consult your own tax advisers regarding the potential application of the PFIC regime.

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

Dividends paid by Gold Fields generally will be taxable to non-corporate U.S. Holders at the reduced rate normally applicable to long-term capital gains, provided that either (i) Gold Fields qualifies for the benefits of the income tax treaty between the United States and South Africa, or (ii) the ADSs are considered to be “readily tradable” on the NYSE, and, in each case, certain other requirements are met.

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

Effect of South African Withholding Taxes

As discussed in “—Additional Information—Taxation—Certain South African Tax Considerations—Tax on Dividends”, under current law, South Africa imposes a withholding tax of 20 per cent. on dividends paid by Gold Fields. A U.S. Holder will generally be entitled, subject to certain limitations, to a foreign tax credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for South African income taxes withheld by Gold Fields.

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

Taxation of a Sale or Other Disposition

Upon a sale or other disposition of ordinary shares or ADSs, other than an exchange of ADSs for ordinary shares and vice versa, you will generally recognise capital gain or loss for U.S. federal income tax purposes equal to the difference between the amount realised and your adjusted tax basis in the ordinary shares or ADSs, in each case as determined in U.S. dollars. This capital gain or loss will be long-term capital gain or loss if your holding period in the ordinary shares or ADSs exceeds one year. However, regardless of your actual holding period, any loss may be treated as long-term capital loss to the extent you receive a dividend that qualifies for the reduced rate described above under “—Additional Information—Taxation—U.S. Federal Income Tax Considerations—Taxation of Dividends” and also exceeds 10 per cent. of your basis in the ordinary shares. Any gain or loss will generally be U.S. source. You should consult your tax adviser about how to account for proceeds received on the sale or other disposition of ordinary shares that are not paid in U.S. dollars.

To the extent you incur Securities Transfer Tax in connection with a transfer or withdrawal of ordinary shares as described under “—Additional Information—Taxation—Certain South African Tax Considerations—Securities Transfer Tax” above, such securities transfer tax will not be a creditable tax for U.S. foreign tax credit purposes.

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

Gold Fields has carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer of Gold Fields, of the effectiveness of the design and operation of Gold Fields’ disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report. Based upon that evaluation, Gold Fields’ Chief Executive Officer and Chief Financial Officer concluded that, as of 31 December 2020, Gold Fields’ disclosure controls and procedures were effective.

(b)	Management’s Report on Internal Control over Financial Reporting

Gold Fields’ management is responsible for establishing and maintaining adequate internal control over financial reporting. The Securities Exchange Act of 1934 defines internal control over financial reporting in Rule 13a-15(f) and 15d-15(f) as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, as issued by the IASB, and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, as issued by the IASB, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Gold Fields’ management assessed the effectiveness of its internal control over financial reporting as of 31 December 2020. In making this assessment, Gold Fields’ management used the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon its assessment, Gold Fields’ management concluded that, as of 31 December 2020, its internal control over financial reporting is effective based upon those criteria.

(c)	Attestation Report of the Registered Public Accounting Firm:

PricewaterhouseCoopers, Inc. (PwC), an independent registered public accounting firm that audited the consolidated financial statements included in this annual report on Form 20-F, has issued an attestation report on management’s assessment of Gold Fields’ internal control over financial reporting as of 31 December 2020.

See “Annual Financial Report—Reports of Independent Registered Public Accounting Firms”.

(d)	Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during fiscal 2020 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

PwC served as Gold Fields’ principal accountant for 2020 and 2019, and KPMG, Inc. served as principal accountant for 2018. Set forth below are the fees for audit and other services for fiscal 2020, 2019 and 2018.

	Year ended 31 December
	2020	2019		2018
	(U.S.$ million)
Audit fees	2.7	2.8	(1)	2.7
Audit-related fees	—	0.2		0.6
Tax fees	—	—	(2)	—	(2)
All other fees	0.1	—	(2)	—

Total	2.8	3.0		3.3

Notes:

(1)	Audit fees for services rendered by KPMG, Inc. amounted to U.S.$0.3 million and is excluded from the audit fees for fiscal 2019.
(2)	Nominal amount due to rounding to U.S.$ million.

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

•

The NYSE Listing Standards require U.S. listed companies to have a nominating/corporate governance committee composed entirely of independent directors. The JSE Listing Requirements also require the appointment of such a committee, and stipulate that all members of this committee must be non-executive directors, the majority of whom must be independent. Gold Fields has a Nominating and Governance Committee which currently comprises four non-executive directors, all of whom are independent under the NYSE Listing Standards and the JSE Listing Requirements which is chaired by the Chair of Gold Fields, as required by the JSE Listing Requirements.

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

EXHIBITS

The following instruments and documents are included as Exhibits to this annual report.

No.	Exhibit

1.1	Memorandum of Incorporation of Gold Fields, as amended (incorporated by reference to Exhibit 1.4 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on 4 April 2018)

2.1	Deposit Agreement among Gold Fields, Gold Fields Limited (f/k/a/Driefontein Consolidated Limited), The Bank of New York, as depositary, and the owners and beneficial owners from time to time of American Depositary Receipts, dated as of 2 February 1998, as amended and restated as of 21 May 2002 (incorporated by reference to Exhibit 2.3 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on 24 October 2002)(P)

2.2	Form of American Depositary Receipt (included in Exhibit 2.2)(P)

2.3	Trust Deed among Orogen, as issuer; Gold Fields Limited, GFTMSA, GFO, and GFH, as guarantors; and Citicorp Trustee Company Limited, as trustee, dated 7 October 2010 in relation to the U.S.$1 billion Note Issue (incorporated by reference to Exhibit 2.8 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on 2 December 2010)

2.4	Supplemental Trust Deed among Orogen, as issuer; Gold Fields, GFO, and GFH, as guarantors; Sibanye Gold Limited and Citicorp Trustee Company Limited, as trustee, dated 24 April 2015 in relation to the U.S.$1 billion Note Issue (incorporated by reference to Exhibit 2.6 to the annual report, on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on 13 April 2016)

2.5	Trust Deed among Orogen, as issuer, Gold Fields, GF Ghana and GF Holdings, as guarantors, and Citibank N.A., London Branch, as trustee, dated 15 May 2019 in relation to the U.S.$500 million notes due 2024 (incorporated by reference to Exhibit 2.5 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities Exchange Commission on 6 April 2020)

2.6	Trust Deed among Orogen, as issuer, Gold Fields, GF Ghana and GF Holdings, as guarantors, and Citibank N.A., London Branch, as trustee, dated 15 May 2019 in relation to the U.S.$500 million notes due 2029 (incorporated by reference to Exhibit 2.6 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities Exchange Commission on 6 April 2020)

2.7	Description of securities registered under Section 12 of the Exchange Act

4.1	The Gold Fields Limited 2012 Share Plan. dated 22 May 2018, as amended (incorporated by reference to Exhibit 4.1 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities Exchange Commission on 6 April 2020)

4.2	Agreement between Nicholas J. Holland and Gold Fields Group Services (Pty) Ltd, dated 6 March 2009 and effective 1 March 2009 (incorporated by reference to Exhibit 4.29 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on 3 December 2009)

4.3	Agreement between Nicholas J. Holland and Gold Fields Ghana Holdings (BVT) Limited, dated 9 March 2009 and effective 1 March 2009 (incorporated by reference to Exhibit 4.30 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on 3 December 2009)

4.4	Agreement between Nicholas J. Holland and Gold Fields Orogen Holding Company (BVT), dated 6 March 2009 and effective 1 March 2009 (incorporated by reference to Exhibit 4.31 to the annual report, on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on 3 December 2009)

4.5	Agreement between Nicholas J. Holland and Gold Fields Group Services (Pty) Ltd, dated 9 April 2010 and effective 1 April 2010 (incorporated by reference to Exhibit 4.29 to the annual report, on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on 2 December 2010)

4.6	Agreement between Nicholas J. Holland and Gold Fields Ghana Holdings (BVT) Limited, dated 9 April 2010 and effective 1 April 2010 (incorporated by reference to Exhibit 4.30 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on 2 December 2010)

4.7	Agreement between Nicholas J. Holland and Gold Fields Orogen Holding Company (BVT), dated 9 April 2010 and effective 1 April 2010 (incorporated by reference to Exhibit 4.31 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on 2 December 2010)

4.8	Agreement between Paul A. Schmidt and Gold Fields Group Services (Pty) Ltd, dated 24 November 2009 and effective 6 November 2009 (incorporated by reference to Exhibit 4.33 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on 3 December 2009)

4.9	Agreement between Paul A. Schmidt and Gold Fields Ghana Holdings (BVT) Limited. dated 24 November 2009 and effective 6 November 2009 (incorporated by reference to Exhibit 4.34 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on 3 December 2009)

4.10	Agreement between Paul A. Schmidt and Gold Fields Orogen Holding Company (BVT), dated 24 November 2009 and effective 6 November 2009 (incorporated by reference to Exhibit 4.35 to the annual report, on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on 3 December 2009)

4.11	First Addendum to the Employment Contract made and entered into between Gold Fields Group Services (Pty) Ltd and Paul A. Schmidt, dated 1 April 2010 (incorporated by reference to Exhibit 4.40 to the annual report, on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on 2 December 2010)

4.12	First Addendum to the Employment Contract made and entered into between Gold Fields Ghana Holdings (BVT) Limited and Paul A. Schmidt, dated 1 April 2010 (incorporated by reference to Exhibit 4.41 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on 2 December 2010)

4.13	First Addendum to the Employment Contract made and entered into between Gold Fields Orogen Holding Company (BVI) and Paul A. Schmidt, dated 1 April 2010 (incorporated by reference to Exhibit 4.42 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on 2 December 2010)

4.14	U.S.$150 million Revolving Senior Secured Credit Facility Agreement between Banco de Credito del Peru and Scotiabank Peru S.A.A. and La Cima, originally dated 19 September 2017 (incorporated by reference to Exhibit 4.14 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities Exchange Commission on 6 April 2020)

4.15	Gruyere Gold Project Joint Venture Agreement between Gruyere Mining Company Pty Ltd, Gold Road Resources Limited and others dated 6 December 2016 (incorporated by reference to Exhibit 4.20 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities Exchange Commission on 5 April 2017)

4.16	Gruyere Syndicated Facility between Gold Fields Limited, Gruyere Holdings Pty Ltd, certain wholly owned subsidiaries of Gold Fields, the Financial Institutions listed in Part II of Schedule 1, the Financial Institutions listed in Part III of Schedule 1 and the Commonwealth Bank of Australia, dated 24 Mav 2017 (incorporated by reference to Exhibit 4.23 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities Exchange Commission on 4 April 2018)

4.17	Fifth Amendment and Restatement Agreement relating to a U.S.$100 million Revolving Credit Facility Agreement originally dated 22 December 2010, as amended and restated on 6 May 2014, 28 October 2016, 12 June 2017 and 22 March 2018 between Gold Fields Ghana Limited, Abosso Goldfields Limited, The Standard Bank of South Africa Limited (acting through its Isle of Man Branch) and The Standard Bank of South Africa (acting through its Corporate and Investment Banking Division), dated 23 November 2018 (incorporated by reference to Exhibit 4.17 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities Exchange Commission on 6 April 2020)

4.18	Revolving Credit Facility Agreement among Nedbank Limited, GFO, GFIJVH and the Original Guarantors (listed in Schedule 1), dated 23 April 2018 (incorporated by reference to Exhibit 4.18 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities Exchange Commission on 6 April 2020)

4.19	U.S.$1,200 million Credit Facilities Agreement between MUFG Bank, LTD., Orogen, GF Ghana and the Original Guarantors (listed in Schedule 1), dated 25 July 2019 (incorporated by reference to Exhibit 4.19 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities Exchange Commission on 6 April 2020)

4.20	Gruyere Syndicated Facility between Gruyere Holdings Pty Ltd, Commonwealth Bank of Australia, the Mandated Lead Arrangers (listed in Part III of Schedule 1) and the Original Lenders (listed in Part IV of Schedule 1), dated 19 November 2020

4.21	R500 million Revolving Credit Facilities Agreement between GFI Joint Venture Holdings Proprietary Limited, Gold Fields Operations Limited and ABSA Bank Limited, dated 15 April 2020

4.22	R500 million Revolving Credit Facilities Agreement between GFI Joint Venture Holdings Proprietary Limited, Gold Fields Operations Limited and FirstRand Bank Limited (acting through its Rand Merchant Banks division), dated 15 April 2020

4.23	Amendment Agreement relating to the U.S.$150 million Revolving Senior Secured Credit Facility Agreement originally dated 19 September 2017, between Gold Fields La Cima S.A. and Banco de Credito del Peru, dated 21 July 2020

8.1	List of subsidiaries of the registrant

12.1	Certification of Chief Executive Officer

12.2	Certification of Chief Financial Officer

13.1	Certification of Chief Executive Officer

13.2	Certification of Chief Financial Officer

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Linkbase Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

GOLD FIELDS LIMITED

/s/ Nicholas J. Holland
Name: Nicholas J. Holland Title: Chief Executive Officer Date: 31 March 2021