Form 20-F
period 2021-12-31
GOLD FIELDS LTD
filed 2022-03-31
CIK 1172724

As filed with the Securities and Exchange Commission on 31 March 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________
Form 20-F
_______________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 December 2021
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from to
Commission file number: 1-31318
_______________________
Gold Fields Limited
(Exact name of registrant as specified in its charter)
_______________________
Republic of South Africa
(Jurisdiction of incorporation or organisation)
150 Helen Road
Sandown, Sandton, 2196
South Africa
011-27-11-562-9700
(Address of principal executive offices)
with copies to:
Taryn L. Leishman
Executive Vice-President: Group General Counsel
Tel: 011-27-11-562-9724
Fax: 011-27-86-720-2704
Taryn.Harmse@goldfields.com
150 Helen Road
Sandown, Sandton, 2196
South Africa
Michael Z. Bienenfeld
Igor Rogovoy
Linklaters LLP
Tel: 011-44-20-7456-2000
Fax: 011-44-20-7456-2222
One Silk Street
London EC2Y 8HQ
United Kingdom
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
American Depositary Shares, each representing one ordinary share	GFI	New York Stock Exchange
Ordinary shares of no par value each		New York Stock Exchange*
*Not for trading, but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.
Securities registered or to be registered pursuant to Section 12(g) of the Act
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act
None
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report
887,717,348 ordinary shares of no par value
_______________________
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act: Yes ☒ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 ☐ Yes No ☒
Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
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

Gold Fields’ Operations

Form 20-F Cross Reference Guide

Item	Form 20-F Caption	Location in this document	Page

1	Identity of directors, senior management and advisers	NA	—
2	Offer statistics and expected timetable	NA	—
3	Key information
	(b)Capitalisation and indebtedness	NA	—
	(c)Reasons for the offer and use of proceeds	NA	—
	(d)Risk factors	Further Information—Risk Factors	1-27
4	Information on the Company
	(a)History and development of the Company	Presentation of Financial and Other Information	vii-viii
		Further Information—Additional Information on the Company—Organisational Structure	28-29
		Annual Financial Report—Accounting Policies	AFR 140-162
		Further Information—Additional Information on the Company—Memorandum of Incorporation—General	102
		Integrated Annual Report—Administration and Corporate Information	IAR 111
		Integrated Annual Report—Our Business Model	IAR 8-9
		Integrated Annual Report—Our Portfolio and Growth Strategy	IAR 94-95
		Annual Financial Report—Management’s Discussion and Analysis of Financial Statements—Capital Expenditures	AFR 80-81
		Further Information—Description of Mining Business—Capital Expenditure	72
		Integrated Annual Report—Chief Executive Officer’s Report	IAR 29-35
		Further Information—Additional Information—Documents on Display	112
	(b)Business overview	Gold Fields’ Operations	Back of cover
		Further Information—Additional Information on the Company—Summary Overview of Mining Operations	29-31
		Further Information—Additional Information On the Company—Material Operating Properties	31-54
		Integrated Annual Report—Our Business	IAR 6-18
		Integrated Annual Report—Chief Executive Officer’s Report	IAR 29-35
		Integrated Annual Report—Our Portfolio and Growth Strategy	IAR 94-95
		Integrated Annual Report—Production and Cost Performance	IAR 49-53
		Integrated Annual Report—Environmental Stewardship	IAR 64-72
		Annual Financial Report—Corporate Governance Report—Application of King IV within Gold Fields	AFR 16-19
i

Item	Form 20-F Caption	Location in this document	Page

		Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements—Health and Safety Impact	AFR 66
		Annual Financial Report—Accounting Policies—Provision for Environmental Rehabilitation Costs	AFR 148
		Further Information—Description of Mining Business	71-75
		Further Information—The Gold Mining Industry	74-75
		Further Information—Environmental and Regulatory Matters	75-90
	(c)Organisational structure	Further Information—Additional Information on the Company—Organisational Structure	28-29
	(d)Property, plant and equipment	Further Information—Additional Information on the Company—Summary Overview of Mining Operations	28-29
		Further Information—Additional Information on the Company—Material Operating Properties	31-54
		Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements	AFR 61-135
		Annual Financial Report—Notes to the Consolidated Financial Statements—Note 14. Property, Plant and Equipment	AFR 178
		Integrated Annual Report—Chief Executive Officer’s Report	IAR 29-35
		Further Information—Additional Information On the Company—Summary of Mineral Resources and Reserves	55-65
		Integrated Annual Report—Environmental Stewardship	IAR 64-72
		Integrated Annual Report—Production and Cost Performance	IAR 49-53
		Further Information—Environmental and Regulatory Matters	75-90
4A	Unresolved staff comments	NA	—
5	Operating and financial review and prospects
	(a)Operating results	Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements	AFR 61-135
		Annual Financial Report—Accounting Policies—Foreign Operations	AFR 152
		Annual Financial Report—Notes to the Consolidated Financial Statements—Note 38. Risk Management Activities—Foreign Currency Sensitivity	AFR 206-207
		Annual Financial Report—Notes to the Consolidated Financial Statements—Note 36. Events After the Reporting Date	AFR 198
		Integrated Annual Report—Value Creation for Our Stakeholders—Government Relations	IAR 84-89
		Further Information—Environmental and Regulatory Matters	75-90
	(b)Liquidity and capital resources	Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements—Liquidity and Capital Resources	AFR 116-128
		Integrated Annual Report—Strengthening the Balance Sheet	IAR 54-56
		Annual Financial Report—Notes to the Consolidated Financial Statements—Note 24. Borrowings	AFR 188-190
		Annual Financial Report—Notes to the Consolidated Financial Statements—Note 34. Commitments	AFR 196
		Annual Financial Report—Notes to the Consolidated Financial Statements—Note 37. Financial Instruments	AFR 199-202

Item	Form 20-F Caption	Location in this document	Page

		Annual Financial Report—Notes to the Consolidated Financial Statements—Note 38. Risk Management Activities	AFR 202-213
		Annual Financial Report—Notes to the Consolidated Financial Statements—Note 39. Capital Management	AFR 214
	(c)Research and development, patents and licences, etc.	NA	—
	(d)Trend information	Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements—Trend and Outlook	AFR 135
		Integrated Annual Report—Emerging Global Trends	IAR 15
		Integrated Annual Report—Chief Executive Officer’s Report	IAR 29-35
	(e)Off-balance sheet arrangements	Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements—Off-Balance Sheet Items	AFR 132
	(f)Tabular disclosure of contractual obligations	Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements—Contractual Obligations, Commitments and Guarantees at 31 December 2021	AFR 131-132
	(g)Safe harbour	Forward-Looking Statements	x-xi
6	Directors, senior management and employees
	(a)Directors and senior management	Annual Financial Report—Corporate Governance Report—Directors	AFR 14-15
		Integrated Annual Report—Governance and Leadership—Our Board of Directors	IAR 24-25
		Further Information—Directors, Senior Management and Employees—Directors	91-93
		Further Information—Directors, Senior Management and Employees—Executive Committee	93-94
		Annual Financial Report—Directors’ Report	AFR 20-23
	(b)Compensation	Annual Financial Report—Remuneration Report	AFR 28-60
		Annual Financial Report—Note 40. Related Parties	AFR 215-217
	(c)Board practices	Further Information—Directors, Senior Management and Employees	91-99
		Integrated Annual Report—Governance and Leadership—Our Board of Directors	IAR 24-25
		Annual Financial Report—Corporate Governance Report—Directors	AFR 14-15
		Annual Financial Report—Remuneration Report	AFR 28-60
		Integrated Annual Report—Governance and Leadership—Our Board of Directors—Our Board Committees	AFR 26
		Annual Financial Report—Audit Committee Report	AFR 24-27
		Annual Financial Report—Corporate Governance Report—Application of King IV within Gold Fields	AFR 16-19
		Annual Financial Report—Corporate Governance Report—Board Committees	AFR 9-13
	(d)Employees	Integrated Annual Report—Fit-for-Purpose Workforce	IAR 44-47

Item	Form 20-F Caption	Location in this document	Page

		Further Information—Directors, Senior Management and Employees—Employees	94
		Integrated Annual Report—Safety	IAR 40-41
		Integrated Annual Report—Health and Wellness	IAR 42-43
		Further Information—Directors, Senior Management and Employees—TRIFR, Fatalities and Fatal Injury Frequency Rate	95-99
	(e)Share ownership	Annual Financial Report—Directors’ Report—Share Ownership of Directors and Executive Officers	AFR 21
		Annual Financial Report—Remuneration Report	AFR 28-60
		Annual Financial Report—Notes to the Consolidated Financial Statements—Note 5. Share-based Payments	AFR 169-170
7	Major Shareholders and Related Party Transactions
	(a)Major shareholders	Further Information—Major Shareholders and Related Party Transactions—Major Shareholders	100
		Annual Financial Report—Shareholder’s Information	AFR 230-231
	(b)Related party transactions	Further Information— Major Shareholders and Related Party Transactions—Related Party Transactions	100
		Annual Financial Report—Notes to the Consolidated Financial Statements—Note 40. Related Parties	AFR 215-217
	(c)Interests of experts and counsel	NA	—
8	Financial information
	(a)Consolidated statements and other financial information	Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements	AFR 61-135
		Annual Financial Report—Consolidated Income Statement	AFR 163
		Annual Financial Report—Consolidated Statement of Comprehensive Income	AFR 164
		Annual Financial Report—Consolidated Statement of Financial Position	AFR 165
		Annual Financial Report—Consolidated Statement of Changes in Equity	AFR 166
		Annual Financial Report—Consolidated Statement of Cash Flows	AFR 167
		Annual Financial Report—Audit Committee Report	AFR 24-27
		Annual Financial Report—Accounting Policies—Basis of Preparation—Provision for Silicosis Settlement Costs	AFR 149
		Annual Financial Report—Accounting Policies—Basis of Preparation —Provision for Environmental Rehabilitation Costs	AFR 148
		Annual Financial Report—Notes to the Consolidated Financial Statements—Note 25. Provisions	AFR 191-192
		Annual Financial Report—Notes to the Consolidated Financial Statements—Note 35. Contingent Liabilities	AFR 197-198
		Annual Financial Report—Management’s Discussion and Analysis—Silicosis Settlement Costs	AFR 94

Item	Form 20-F Caption	Location in this document	Page

		Annual Financial Report—Directors’ Report—Financial Affairs—Dividend Policy	AFR 21
		Integrated Annual Report—Strengthening the Balance Sheet	IAR 54-56
	(b)Significant changes	Annual Financial Report—Notes to the Consolidated Financial Statements—Note 36. Events After the Reporting Date	AFR 198
9	The Offer and listing
	(a)Listing details	Further Information—The Listing	101
	(b)Plan of distribution	NA	—
	(c)Markets	Integrated Annual Report—Our Business	IAR 6
		Annual Financial Report—Directors’ Report—Listings	AFR 20
		Annual Financial Report—Administration and Corporate Information	IAR 111
	(d)Selling shareholders	NA	—
	(e)Dilution	NA	—
	(f)Expenses of the issue	NA	—
10	Additional information		—
	(a)Share capital	NA	—
	(b)Memorandum and articles of association	Further Information—Additional Information—Memorandum of Incorporation	102-105
		Further Information—Additional Information—Corporate Governance	116
		Annual Financial Report—Corporate Governance Report—Board of Directors	AFR 6-8
	(c)Material contracts	Further Information—Additional Information—Material Contracts	105-108
	(d)Exchange controls	Further Information—Additional Information—South African Exchange Control Limitations Affecting Security Holders	108
	(e)Taxation	Further Information—Additional Information—Taxation	108-112
	(f)Dividends and paying agents	NA	—
	(g)Statement by experts	NA	—
	(h)Documents on display	Further Information—Additional Information—Documents On Display	112
	(i)Subsidiary information	NA	—
11	Quantitative and qualitative disclosures about market risk	Annual Financial Report—Notes to the Consolidated Financial Statements—Note 38. Risk Management Activities	AFR 202-213
12	Description of securities other than equity securities
	(a)Debt securities	NA	—
	(b)Warrants and rights	NA	—
	(c)Other securities	NA	—
	(d)American depositary shares	Further Information—Additional Information—Deposit Agreement	107
13	Defaults, dividend arrearages and delinquencies	NA	—
14	Material modifications to the rights of security holders and use of proceeds	NA	—
15	Controls and procedures	Further Information—Controls and Procedures	113
v

Item	Form 20-F Caption	Location in this document	Page

		Annual Financial Report— Management’s Discussion and Analysis—Internal Control over Financial Reporting	AFR 134
16A	Audit Committee financial expert	Further Information—Audit Committee Financial Expert	114
16B	Code of ethics	Annual Financial Report—Corporate Governance Report—Standards, Principles and Systems	AFR 5
16C	Principal accountant fees and services	Further Information—Principal Accountant Fees and Services	115
16D	Exemptions from the listing standards for audit committees	NA	—
16E	Purchase of equity securities by the issuer and affiliated purchasers	NA	—
16F	Change in registrant’s certifying accountant	NA	—
16G	Corporate governance	Further Information—Corporate Governance	116
16H	Mine safety disclosure	NA	—
17	Financial statements	NA	—
18	Financial statements	Annual Financial Report—Reports of Independent Registered Public Accounting Firms	AFR 136-139
		Annual Financial Report—Consolidated Income Statement	AFR 163
		Annual Financial Report—Consolidated Statement of Comprehensive Income	AFR 164
		Annual Financial Report—Consolidated Statement of Financial Position	AFR 165
		Annual Financial Report—Consolidated Statement of Changes in Equity	AFR 166
		Annual Financial Report—Consolidated Statement of Cash Flows	AFR 167
		Annual Financial Report—Accounting Policies	AFR 140-162
		Annual Financial Report—Notes to the Consolidated Financial Statements	AFR 168-222
19	Exhibits	Exhibits	117-118

Presentation of Financial and Other Information
Gold Fields Limited (Gold Fields or the Company) is a South African company and, in fiscal 2021, 12%, 34%, 44% and 10% of Gold Fields’ operations, based on managed gold-equivalent production, were located in South Africa, Ghana (including the Asanko JV (as defined below)), Australia and Peru, respectively. The Gold Fields consolidated financial statements are presented in U.S. dollar which is the Group’s presentation currency. The Group’s annual and interim financial statements are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and as prescribed by law (refer to the “Basis of preparation” section of the accounting policies to the consolidated financial statements).
Except as otherwise noted, the financial information included in this annual report has been prepared in accordance with IFRS and is presented in U.S. dollars, and for descriptions of critical accounting policies, refer to accounting policies under IFRS.
Rounding adjustments have been made in calculating some of the financial and operating information included in this annual report. As a result, numerical figures shown as total amounts in some tables may not be exact arithmetic aggregations of the figures that make up such total amounts.
For Gold Fields’ consolidated financial statements, unless otherwise stated, statement of financial position item amounts are translated from Rand and A$ to U.S. dollars at the exchange rate prevailing on the statement of financial position date for fiscal 2021 (Rand 15.94 per U.S.$1.00 and U.S.$0.73 per A$1.00 as of 31 December 2021), except for specific items included within shareholders’ equity and the statement of cash flows that are translated at the rate prevailing on the date the relevant transaction was entered into, and income statement item amounts are translated from Rand and A$ to U.S. dollars at the weighted average exchange rate for each period (Rand 14.79 per U.S.$1.00 and U.S.$0.75 per A$1.00 for fiscal 2021).
In this annual report, Gold Fields presents the financial items “all-in sustaining costs” (AISC), “all-in sustaining costs per ounce”, “all-in costs” (AIC), and “all-in costs per ounce”, which have been determined using industry standards promulgated by the World Gold Council (WGC) and are non-IFRS measures. The WGC standard was released by the WGC on 27 June 2013. Gold Fields voluntarily adopted and implemented these metrics as from the quarter ended June 2013. On 14 November 2018, the WGC published an update to its guidance note on the interpretation of all-in sustaining and all-in costs. The note provided additional clarity on what constitutes growth capital expenditure. Gold Fields has considered the new guidance note to ensure the interpretation of the guidelines is consistent with the additional guidance now available and adopted the updated guidance prospectively from 1 January 2019. An investor should not consider these items in isolation or as alternatives to cost of sales, profit before tax, profit for the year, cash flows from operating activities or any other measure of financial performance presented in accordance with IFRS. While the WGC provided definitions for the calculation of AISC and AIC, the calculation of AISC, AISC per ounce, AIC and AIC per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. See “—Additional Information on the Company—Glossary of Mining Terms—All-in sustaining costs” and “—Additional Information on the Company—Glossary of Mining Terms—All-in costs”. For the definitions and reconciliations of these non-IFRS measures to IFRS, see “—Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements”.
Gold Fields also presents “adjusted free cash flow”, “net debt”, “adjusted free cash flow for LTIP purposes”, “adjusted free cash flow margin for LTIP purposes”, “adjusted EBITDA” and “normalised profit” in this annual report, which are non-IFRS measures. An investor should not consider these items in isolation or as alternatives to cash flow from operating activities, cash and cash equivalents or any other measure presented in accordance with IFRS. Adjusted free cash flow is defined as net cash from operations less the South Deep Dividend, net capital expenditure (additions to property, plant and equipment less proceeds on disposal of property, plant and equipment), capital expenditure - working capital, contributions to environmental trust funds, payments of principal lease liabilities and redemption of Asanko preference shares, as per the consolidated statement of cash flows. Adjusted free cash flow for LTIP purposes is defined as revenue (excluding by-product revenue) less AIC adjusted for non-cash share-based payments, non-cash long-term employee benefits, exploration, feasibility and evaluation costs outside of existing operations, non-sustaining capital expenditure for growth projects only, realised gains or losses on revenue hedges, redemption of Asanko preference shares and taxation paid (excluding royalties). Adjusted free cash flow margin for LTIP purposes is defined as adjusted free cash flow divided by revenue adjusted for by product revenue. Net debt (excluding lease liabilities) is defined as total borrowings less cash and cash equivalents and net debt is defined as total borrowings plus lease liabilities less cash and cash equivalents. Adjusted EBITDA is defined as profit or loss for the year adjusted for interest, taxation, amortisation and depreciation and certain other costs. Normalised profit is defined as profit excluding gains and losses on foreign exchange, financial instruments and non-recurring items after taxation and non-controlling interest effect. The definition for the calculation of adjusted free cash flow, adjusted free cash flow for LTIP purposes, adjusted free cash flow margin for LTIP purposes, adjusted EBITDA and normalised profit may vary significantly between companies, and by themselves do not necessarily provide a basis for comparison with other companies. See “—Additional Information on the Company—Glossary of

Mining Terms”. For the definitions and reconciliations of these non-IFRS measures to IFRS, see “—Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements”.
This annual report also contains data on Gold Fields’ Scope 1, 2 and 3 greenhouse gas emissions. Data for Scope 1 and 2 emissions relate to Gold Fields’ own activities and supplied heat, power, and cooling which are measured using data from its own systems and independently assured, as described in our 2021 Climate Change Report. Scope 3 emissions relate to other organisations’ emissions and are therefore subject to a range of uncertainties and challenges. At present Scope 3 data is not yet consistently available in many value chains and is calculated, collected, or estimated in different ways. Gold Fields’ Scope 3 emissions data is determined using the ISO 14064 part 1 standard. As value chain emissions data advances over time, Gold Fields expects to improve the quality of its Scope 3 data and data reporting.
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

Defined Terms and Conditions
In this annual report, all references to the “Group” are to Gold Fields and its subsidiaries.
In this annual report, all references to “fiscal 2017” are to the 12-month period ended 31 December 2017, all references to “fiscal 2018” are to the 12-month period ended 31 December 2018, all references to “fiscal 2019” are to the 12-month period ended 31 December 2019, all references to “fiscal 2020” are to the 12-month period ended 31 December 2020, all references to “fiscal 2021” are to the 12-month period ended 31 December 2021 and all references to “fiscal 2022” are to the 12-month period ending 31 December 2022. In this annual report, all references to “South Africa” are to the Republic of South Africa, all references to “Ghana” are to the Republic of Ghana, all references to “Australia” are to the Commonwealth of Australia, all references to “Chile” are to the Republic of Chile, all references to “Peru” are to the Republic of Peru, all references to the “Philippines” are to the Republic of the Philippines and all references to the “United States” and “U.S.” mean the United States of America, its territories and possessions and any state of the United States and the District of Columbia.
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
In this annual report, except where otherwise noted, all production and operating statistics are based on attribution of 100% of Gold Fields’ total operations, which include production from the Tarkwa and Damang mines in Ghana and from the Cerro Corona mine in Peru, a portion of which is attributable to the non-controlling shareholders in those mines. In addition, production and operating statistics for Asanko (as defined below) are included on an attributable basis (based on Gold Fields’ 45% interest in Asanko). This annual report contains references to “gold equivalent ounces”, which are quantities of metals (such as copper) expressed as amounts of gold using the prevailing prices of gold and the other metals. To calculate this, the accepted total value of the metal based on its weight and value is divided by the accepted value of one troy ounce of gold.

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
These forward-looking statements, including, among others, those relating to the future business prospects, revenues, income and 2021 production and operational guidance of Gold Fields, wherever they may occur in this annual report and the exhibits to the annual report, and including any climate change-related statements, targets and metrics, are necessarily estimates reflecting the best judgement of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this annual report. All statements other than statements of historical facts included in this report may be forward-looking statements. Forward-looking statements also often use words such as “will”, “forecast”, “potential”, “estimate”, “expect” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:
•the impact from, and measures taken to address, the coronavirus (COVID-19) pandemic;
•changes in the market price of gold, and to a lesser extent copper and silver;
•material changes in the value of Rand and non-U.S. dollar currencies;
•rising inflation, supply chain issues, volatile commodity costs and other inflationary pressures exacerbated by the Russian invasion of Ukraine and subsequent sanctions;
•difficulties, operational delays, cost pressures and impact associated with the mine ramp-up post the organisational restructuring and supporting interventions at the South Deep operation in South Africa;
•the ability of the Group to comply with expectations that it provide benefits to affected communities;
•the effect of relevant government regulations, particularly labour, environmental, tax, royalty, health and safety, water, regulations and potential new legislation affecting mining and mineral rights;
•constitutional reform in Chile, including the proposal to nationalise mines;
•court decisions affecting the South African mining industry, including, without limitation, regarding the interpretation of mineral rights legislation and the treatment of health and safety claims;
•the challenges associated with replacing annual Mineral Reserve and Resource depletion, as well as growing its Reserve and Resource base to extend the life of operations;
•the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions or joint ventures;
•the success of the Group’s business strategy, development activities and other initiatives, particularly at the Salares Norte project;
•changes in technical and economic assumptions underlying Gold Fields’ Mineral Reserve estimates;
•supply chain shortages and increases in the prices of production inputs;
•changes in health and safety regulations that could lead to claims or liability for regulatory breaches;
•the occurrence of operational disruptions such as stoppages related to environmental and industrial accidents and pollution incidents;
•power cost increases, as well as unreliability of supply, power stoppages, fluctuations and usage constraints;
•increasing regulation of environmental and sustainability matters such as greenhouse gas emissions and climate change, and the impact of climate change on Gold Fields’ operations;
•high debt levels posing a risk to viability and making the Group more vulnerable to adverse economic and competitive conditions;
•the ability of the Group to protect its information technology and communication systems and the personal data it retains, as well as the failure of such systems;
•loss of senior management or inability to hire or retain sufficiently skilled employees or sufficient representation among Historically Disadvantaged Persons in management positions or sufficient gender diversity in senior management and Board level positions;
•discrimination or harassment preventing our employees from performing their jobs;
•the ability to obtain, renew and comply with, water use licences and water quality discharge standards;
•the occurrence of future acid mine drainage related pollution;
•geotechnical challenges due to the ageing of certain mines and a trend toward mining deeper pits and more complex, often deeper underground, deposits;
•economic, political or social instability in the countries where Gold Fields operates;
x

•the continued status of South Africa’s credit rating as non-investment grade and its impact on Gold Fields’ ability to secure financing;
•ageing infrastructure, unplanned breakdowns and stoppages that may delay production, increase costs and industrial accidents;
•the inability to modernise operations and remain competitive within the mining industry;
•the effects of regional cessation of dewatering at South Deep;
•the effects of a failure of a tailings storage facility and the closure of adjacent mines;
•reliance on outside contractors to conduct some of its operations;
•actual or alleged breach or breaches in governance processes, fraud, bribery or corruption at Gold Fields’ operations that leads to censure, penalties or negative reputational impacts;
•the occurrence of labour disruptions and industrial actions;
•fluctuations in insurance cost and availability and the adequacy of the Group’s insurance coverage;
•financial flexibility could be limited by South African exchange control regulations;
•difficulty controlling theft of gold and copper bearing materials and illegal mining on some Gold Fields properties;
•the costs and burdens associated with tenements in Australia which are subject to native title claims, including any compensation payable to native title holders;
•the impact of HIV/AIDS, tuberculosis and the spread of contagious diseases;
•difficulty with participating in future issues of securities, or in bringing an action against Gold Fields, for shareholders outside South Africa;
•liquidity risks in trading ordinary shares on JSE Limited;
•Gold Fields’ ability to pay dividends or make similar payments to its shareholders; and
•shareholders’ equity interests in Gold Fields becoming diluted upon the exercise of outstanding share options.
These forward-looking statements speak only as of the date they are made. Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events.

GOLD FIELDS LIMITED INTEGRATED ANNUAL REPORT 2021 Creating enduring value beyond mining IAR 1 Gold Fields Integrated Annual Report 2021

ABOUT OUR COVER The cover photo of our 2021 IAR shows the wind turbines at our Agnew mine in Western Australia. CREATING ENDURING VALUE BEYOND MINING ABOUT THIS REPORT 3 In these sections, we introduce our IAR and explain how we approached our reporting suite. We also provide an overview of our business, including how we created value through our business model, the Group’s top risks and associated opportunities, and the material matters that guided the content of this IAR. OUR BUSINESS 6 Where Gold Fields operates 6 Our business model 8 Risks and opportunities 10 Material matters 18 GOVERNANCE AND LEADERSHIP 19 In this chapter, our Chairperson gives context to our reporting year, followed by our summarised governance report. Our CEO provides an overview of our 2021 performance and key strategic priorities. Chairperson’s report 20 Board governance 22 Chief Executive Officer’s report 29 2022 Group Scorecard 36 MAXIMISE POTENTIAL FROM CURRENT ASSETS THROUGH PEOPLE AND INNOVATION 38 In this section, we unpack our 2021 performance against our three strategic pillars. Safety 40 Health and wellbeing 42 Fit-for-purpose workforce 44 Technology and innovation 48 Production and cost performance 49 Strengthening the balance sheet 54 Consolidated income, cash-flow and balance sheet statements 57 BUILD ON OUR LEADING COMMITMENT TO ESG 60 Our ESG priorities and 2030 targets 62 Environmental stewardship 63 Value creation for our stakeholders 73 GROW THE VALUE AND QUALITY OF OUR PORTFOLIO OF ASSETS 92 Our portfolio and growth strategy 94 Update on Salares Norte and South Deep 96 Near-mine exploration 98 Mineral Resources and Mineral Reserves summary 100 ASSURANCE 102 This section includes internal and external assurance over selected sustainability data included in our IAR. Our independent auditor’s report, which provides assurance on our consolidated financial statements, is included in our 2021 Annual Financial Report (AFR). First Party: Internal Audit Statement 104 Independent assurance statement to the Board of Directors of Gold Fields Limited 105 Assured sustainability performance indicators 108 Assured South African Mining Charter performance indicators 109 Administration and corporate information 111 linkedin.com/company/gold-fields business.facebook.com/GoldFieldsLTD @GoldFields_LTD instagram.com/goldfields_ltd/ SEND US YOUR FEEDBACK We value your feedback on our reporting suite. To support our efforts to report on the issues our stakeholders care about, please provide any feedback and questions to investors@goldfields.com or sustainability@goldfields.com. You can also visit www.goldfields.com and download the feedback form. The non-financial statistics in this report are contained in the sustainability performance data spreadsheets on our website at: www.goldfields.com/sustainability-data.php Further reading available within this report Further information available online IAR 2 Gold Fields Integrated Annual Report 2021

Gold Fields Integrated Annual Report 2021 IAR Introduction About this report Through our integrated reporting suite, we intend to enable stakeholders – including our capital providers – to make informed decisions relating to the Group’s long-term prospects and ability to create and sustain value. This Integrated Annual Report (IAR), specifically, details how we created, preserved or eroded value during 2021. We fully embrace integrated thinking and aim to concisely and holistically unpack how our strategic pillars, material matters, risks and opportunities, operating environment and performance unlock value for stakeholders. FORWARD-LOOKING STATEMENTS This IAR contains forward-looking statements within the meaning of section 27A of the U.S. Securities Act of 1933 (the Securities Act) and section 21E of the U.S. Securities Exchange Act of 1934 (the Exchange Act) with respect to Gold Fields’ financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Such forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes”, “estimates”, “plans”, “anticipates”, “aims”, “continues”, “expects”, “hopes”, “may”, “will”, “would” or “could” or, in each case, their negative or other various or comparable terminology. These forward-looking statements, including, among others, those relating to Gold Fields’ future business prospects, revenues and income, and including any climate change-related statements, targets and metrics, wherever they may occur in this IAR, are necessary estimates reflecting the best judgement of Gold Fields’ senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Consequently, these forward-looking statements should be considered in light of various important factors, including those outlined in this IAR. Gold Fields undertakes no obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events. Refer to Gold Fields’ comprehensive forward-looking statements on www.goldfields.com ASSURANCE ERM Southern Africa (ERM) provided independent reasonable assurance over key sustainability information in this report, which is prepared in accordance with the Global Reporting Initiative (GRI) Standard: Core option. As a member of the International Council on Mining & Metals (ICMM), we are committed to obtaining assurance in line with the ICMM sustainability report assurance requirements. ERM assured all five ICMM subject matters in line with the ICMM Assurance and Validation Procedure. The key sustainability performance data assured by ERM in 2021 is detailed on p105 – 110. REPORTING SCOPE AND BOUNDARY Our 2021 IAR provides a detailed view of Gold Fields for the financial year ended 31 December 2021. It includes material information relating to our nine operations in Peru, Australia, South Africa, West Africa (including our Asanko JV) and one project in Chile. We also include any material events after year-end and up to the Board approval date of 22 March 2022. We detail our geographical footprint on p6. The term “attributable” as it relates to production refers to 100% of our mines and projects except for Cerro Corona (99.5%), Damang (90%), Tarkwa (90%), Gruyere (50%), South Deep (96.43%) and Asanko (45% equity share). The term “attributable” as it relates to Mineral Reserves and Mineral Resources refers to 100% of our mines and projects, as well as Cerro Corona (99.5%), Damang (90%), Tarkwa (90%), Gruyere (50%), Asanko (45%) and Far Southeast (FSE) (40%). The exception is attributable Mineral Reserves and Mineral Resources at South Deep (90.5%). The term “managed” relating to production and Mineral Reserves and Mineral Resources refers to 100% of our mines and projects, as well as Gruyere (50%), Asanko (50%) and FSE (40%). The net debt:EBITDA ratios mentioned in this report refer to adjusted EBITDA, while we present Group and mine All-in costs (AIC) and All-in sustaining costs (AISC) in terms of the original World Gold Council interpretation. Non-financial data included in this IAR relates to our eight operating mines and excludes our non-managed Asanko joint venture (JV) and the Salares Norte project in Chile, unless stated otherwise. Socio-economic development (SED) spend includes the South Deep trusts and project spend. For 2021, we used average exchange rates of R14.79/ US$1 and US$0.75/A$1 (2020: R16.38/US$1 and US$0.69/ A$1; 2019: R14.46/US$1 and US$0.70/A$1). We used forecast exchange rates of R15.55/US$1 and US$0.76/A$1 for 2022. REPORTING LANDSCAPE In preparing this IAR, we complied with the GRI Standards: Core option and the International Integrated Reporting Council’s (IIRC) International &lt;IR&gt; Framework. As detailed on p5 of our AFR, we also aligned this report with a range of additional codes, frameworks and standards, including the King IV Report on Corporate Governance for South Africa 2016 (King IVTM1). On occasion, we use non-International Financial Reporting Standards (IFRS) measures in the IAR, as defined on p63 of the AFR. 1 Copyright and trademarks are owned by the Institute of Directors in South Africa NPC and all of its rights are reserved Gold Fields also subscribes to, aligns with or is a member of several sustainability standards, reporting frameworks and indices. 3

4 Gold Fields Integrated Annual Report 2021 About this report continued A-rating (2021) 3rd gold miner (2021) E1 S1 G1 (2021) 6th gold miner (2021) 3rd miner (2021) INDICES HOST COMMUNITIESCAPITAL PROVIDERSBUSINESS PARTNERSEMPLOYEESGOVERNMENT Our Key Stakeholders Indices, Reporting and Standards STANDARDS REPORTING FRAMEWORKS IAR reporting boundary FINANCIAL REPORTING BOUNDARY JOINT VENTURES INVESTMENTS SUBSIDIARIES Our 2021 IAR reflects on Gold Fields’ financial and non-financial performance against our three strategic pillars, and how this created, preserved or eroded value for our key stakeholders – governments, employees, business partners, capital providers and host communities. Our financial reporting boundary includes the financial performance of our subsidiaries, JVs and investments. IAR

Gold Fields Integrated Annual Report 2021 IAR Introduction ICMM, GRI AND UN SDG ALIGNMENT The IAR forms part of our compliance with the GRI Standards and the reporting requirements of the ICMM Sustainable Development Framework, Principles and Position Statements (see p105 – 110 for the assurance hereof). Our compliance with the ICMM is addressed throughout this report and on our website, and details: • How our sustainable development policies align with the ICMM’s 10 Principles and mandatory Position Statements • How we identify specific sustainable development risks and opportunities • The systems and approaches we implemented to manage the sustainable development risks and opportunities identified • Our performance across the identified material sustainable development risks and opportunities We present our self-assessment of adherence with the ICMM Principles and Position Statements online. We also align with the 10 Principles of the United Nations Global Compact (UNGC). We consider that this IAR, together with additional documents available on our website, complies with the requirements of the GRI Standards. Disclosures in accordance with the GRI Standards can be accessed at www.goldfields.com/sustainability-overview.php INTEGRATED ANNUAL REPORT Our primary report to stakeholders, detailing the Group’s value creation story over time Our online IAR portal can be accessed at www.goldfields.com/2021-annual- report-suite.php from end-April 2021 onwards ANNUAL FINANCIAL REPORT Our full Corporate Governance Report, Board and Board committee reports, Directors’ Report, Remuneration Report and Annual Financial Statements, fulfilling our statutory financial reporting requirements MINERAL RESOURCES AND MINERAL RESERVES SUPPLEMENT Detailed technical and operational information relating to our mines and growth projects NOTICE OF ANNUAL GENERAL MEETING The resolutions to be tabled to shareholders at our Annual General Meeting (AGM) CLIMATE CHANGE REPORT Our Climate Change Report in alignment with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD) REPORT TO STAKEHOLDERS An overview of our contributions to our key stakeholders, as well as recent developments impacting these relationships GRI CONTENT INDEX The IAR is compiled to comply with the GRI Standards: Core option. The GRI Content Index cross-references to the ICMM Principles, UNGC Principles, UN SDGs and the Sustainability Accounting Standards Board (SASB), since amalgamated under the Value Reporting Foundation REPORTING SUITE As a responsible gold miner, we believe we can contribute to lasting socio-economic development in our host communities and governments. Our vision is to be the preferred gold mining company delivering sustainable, superior value and, in pursuit of this, we positively contribute directly and indirectly to 11 SDGs to enable meaningful change in our sector. 3 GOOD HEALTH AND WELLBEING QUALITY EDUCATION 4 6 CLEAN WATER AND SANITATION AFFORDABLE AND CLEAN ENERGY 7 ECONOMIC GROWTH 8 9 INDUSTRY, INNOVATION AND INFRASTRUCTURE 11 SUSTAINABLE CITIES 12 RESPONSIBLE CONSUMPTION 13 CLIMATE ACTION 15 LIFE ON LAND 17 PARTNERSHIPS Details of our commitment to the relevant SDGs can be found on our website www.goldfields.com/sustainability BOARD APPROVAL Gold Fields’ Board of Directors acknowledges its responsibility to ensure the integrity of this IAR. It believes that the 2021 IAR addresses all matters that could substantively impact the Group’s ability to create value over the short, medium and long term, including Gold Fields’ strategic objectives. The Board is also of the opinion that this report materially complies with the relevant statutory and regulatory requirements – particularly the International &lt;IR&gt; Framework, IFRS and the South African Companies Act No 71 of 2008 (as amended). The preparation of this report was driven by senior management. As part of our comprehensive internal and external review process, the IAR was submitted to the Group’s Audit Committee for review, who recommended it to the Board for approval. The Board unanimously approved the 2021 IAR and 2021 AFR – including our Annual Financial Statements – on 31 March 2022. Cheryl Carolus 5

6 Gold Fields Integrated Annual Report 2021 Our business Gold Fields has nine operating mines in Australia, Peru, South Africa and West Africa (including the Asanko JV) and one project in Chile. We have total attributable annual gold-equivalent production of 2.34Moz, attributable gold- equivalent Mineral Reserves of 48.6Moz and Mineral Resources of 111.8Moz. Our shares are listed on the Johannesburg Stock Exchange (JSE) and our American depositary shares trade on the New York Stock Exchange (NYSE). GROUP OVERVIEW Safety Fatal incident 1 TRIFR 2.16 Workforce Employees 5,957 Contractors 16,153 Attributable production (koz) 2,340 AIC (US$/eq-oz) 1,297 Adjusted free cash-flow (US$m)1 463 Attr Gold-eq Mineral Resources (Moz)3 111.80 Attr Gold-eq Mineral Reserves (Moz) 48.60 Carbon emissions (kt CO 2 e) 2,256 Gender diversity (% of total) 22 A globally diversified gold miner South Africa Americas Australia West Africa CONTRIBUTION TO GROUP ATTRIBUTABLE PRODUCTION Chile GhanaPeru South Africa Australia 10% 44% 34% 12% IAR

Gold Fields Integrated Annual Report 2021 IAR Our business 2021 performance AMERICAS Mine: Cerro Corona in Peru – copper, gold (open-pit mine) Project: Salares Norte in Chile – gold, silver deposit Safety (TRIFR) (Cerro Corona) 0.90 Workforce Employees 639 Contractors 6,264 Attributable gold-eq production (koz) 247 AIC (US$/eq-oz) 1,040 Adjusted free cash-flow (US$m)2 57 Attr Gold Mineral Resources (Moz) 5.74 Attr Gold Mineral Reserves (Moz) 4.57 Carbon emissions (kt CO 2 e) 133 Gender diversity (% of total) 27 AUSTRALIA Mines: St Ives, Granny Smith, Agnew and Gruyere (50/50 JV) (open pit and underground mines) Safety (TRIFR) 6.21 Workforce Employees 1,773 Contractors 1,667 Attributable production (koz) 1,019 AIC (US$/oz) 1,146 Adjusted free cash-flow (US$m)2 466 Attr Gold Mineral Resources (Moz) 20.07 Attr Gold Mineral Reserves (Moz) 7.87 Carbon emissions (kt CO 2 e) 776 Gender diversity (% of total) 22 SOUTH AFRICA Mine: South Deep (underground mine) Safety Fatal incident 1 TRIFR 3.02 Workforce Employees 2,317 Contractors 2,193 Attributable production (koz) 282 AIC (US$/oz) 1,379 Adjusted free cash-flow (US$m)2 97 Attr Gold Mineral Resources (Moz) 55.36 Attr Gold Mineral Reserves (Moz) 29.13 Carbon emissions (kt CO 2 e) 536 Gender diversity (% of total) 24 WEST AFRICA Mines: Tarkwa, Damang and Asanko (50/50 JV) in Ghana – open pit mines Safety (TRIFR)4 0.41 Workforce4 Employees 1,109 Contractors 6,029 Attributable production (koz)4 793 AIC (US$/oz)4 1,112 Adjusted free cash-flow (US$m)2,5 292 Attr Gold Mineral Resources (Moz) 12.92 Attr Gold Mineral Reserves (Moz) 5.80 Carbon emissions (kt CO 2 e) 812 Gender diversity (% of total) 11 1 Cash-flow from operating activities less net capital expenditure, environmental payments, lease payment and redemption of Asanko preference shares 2 Cash-flow from operating activities less net capital expenditure, environmental payments and lease payment from the eight mining operations 3 Includes Gold-eq Mineral Resources from Far Southeast 4 Excludes 45% of Asanko 5 Includes 45% of Asanko 7

8 Gold Fields Integrated Annual Report 2021 Our business model INPUTS HUMAN CAPITAL (p44) Our employees and contractors provide the manpower, skills and expertise that drive our strategy. • 5,957 employees • 16,153 contractors • Ethical, accountable and transparent leadership • Attracting, developing and retaining top skills in a highly competitive environment • Sourcing the right skills from our host communities • Increasing the diversity of our workforce NATURAL CAPITAL (p63) Water security and reliable energy supply are critical to our mining and processing activities, while access to land enables us to extract gold and copper resources. • 13.9PJ of energy consumption • 18.5GL water withdrawn • Mitigating the impact of climate change on our operations and host communities • Operating in water- stressed regions • Securing a steady power supply and managing the increased cost of energy SOCIAL AND RELATIONSHIP CAPITAL (p73) The quality and strength of our stakeholder relationships – including governments – as well as partnerships with host communities, support our licence to operate and the sustainability of our business. • Inclusive Stakeholder Engagement and Relationship Policy • Sound and transparent working engagements with governments at national, regional and local levels • Open and honest relationships with our host communities • Addressing the trust gap between governments, miners and communities FINANCIAL CAPITAL (p54) We require financial capital to expand our footprint, which is provided by banks, shareholders and bond-holders. • US$1,089m capital expenditure (excluding Asanko) • US$463m adjusted free cash-flow generated • Managing the impact of market sentiment and geopolitical developments on the gold price and foreign exchange rates MANUFACTURED CAPITAL (p49) Our manufactured capital refers to our investment in machinery, equipment, technology and ICT infrastructure at our mines and projects. It also includes the goods and services we need to develop and sustain these assets. • Nine operating mines (including our Asanko JV) and one project • US$576m sustaining capital and US$513m growth capital • Strong Mineral Reserves and Resources position • Maintaining and monitoring ageing infrastructure at our older mines • Balancing the requirement of modernising our mines with reducing costs INTELLECTUAL CAPITAL (p48) Our people and partners’ intellectual input informs our strategic objectives, drives innovation and efficiencies, and aids risk management. This is underpinned by a strong ethos of good governance and ethics. • Innovation and technology that improve cost, safety and productivity • Modernisation strategy • Business improvement initiatives • Developing the right talent to meet the future needs of an increasingly mechanised, modernising and automated mining industry • Reskilling the existing workforce to ensure we can retain their experience and knowledge Constraints to the availability of our inputs BUSINESS PROCESSES OUTCOMES FOR THE BUSINESS AND STAKEHOLDERS DURING 2021 HUMAN CAPITAL NATURAL CAPITAL (+) US$463m paid in salaries and benefits (+) Zero Level 3 – 5 environmental incidents for the third consecutive year (+) US$8.3m spent on training and development (+) Recycled 75% of water withdrawn and reduced our freshwater intake by 35% against a 2018 baseline (―) One fatal incident (+) Achieved an A- score in the CDP’s Water Disclosure Project (―) 17 deaths among our people due to Covid-19- related illnesses (―) 2.26Mt CO 2 e emissions (2020: 2.12Mt CO 2 e) (―) 12 new cases of Silicosis submitted to health authorities (―) 213Mt of total material moved (―) Nine serious injuries (+) All mines implemented at least 93% of their progressive rehabilitation plans (+) 22% of our total workforce are women, including women in leadership (2020: 20%) (―) Six community grievances relating to environmental stewardship + Positive outcomes ― Negative outcomes EXPLORATION DEVELOPMENT MINING PROCESSING MINE CLOSURE Our vision and new purpose statement manifests through our three strategic pillars, enabling us to deliver sustainable value for our stakeholders. We have built a geographically diversified portfolio with nine mines and one project in five countries by focusing on: 3 GOOD HEALTH AND WELLBEING 3 GOOD HEALTH AND WELLBEING QUALITY EDUCATION 4 AFFORDABLE AND CLEAN ENERGY 7 ECONOMIC GROWTH 8 ECONOMIC GROWTH 8 13 CLIMATE ACTION 6 CLEAN WATER AND SANITATION IAR

Gold Fields Integrated Annual Report 2021 IAR Our business SOCIAL AND RELATIONSHIP CAPITAL FINANCIAL CAPITAL MANUFACTURED CAPITAL INTELLECTUAL CAPITAL (+) US$16m invested in programmes and projects that benefit our host communities (+) US$913m in adjusted free cash-flow from operations (+) US$375m spent on Salares Norte project capital (+) Continued investment in South Deep, South Africa’s largest bulk, mechanised, underground gold mine (+) 54% of workforce employed from our host communities (+) US$457m paid in interest and dividends (+) Invested US$61m in near-mine exploration (including Salares Norte) (+) South Deep constructing a 50MW solar plant (+) 31% (or US$709m) of total procurement costs spent with host community enterprises (+) Net debt decreased to US$969m (+) Damang Reinvestment project set to reach peak production in 2022 before output falls (+) Salares Norte signs contract to use dry-stack tailings, one of the most environmentally responsible tailings solutions (+) 86% of our employees are from our countries of operation and 96% of all goods and services are procured in-country (+) JSE share price up 27%; NYSE share price up 19% (―) Lost 29.6koz of production due to impact of the Covid-19 pandemic (+) Increased use of real-time data to enable decisions that facilitate safer and more productive mines (+) US$558m paid to governments in taxes and royalties (+) Total dividend of R4.70/share declared (―) Mineral Reserves down 7% post-depletion (―) 65 community grievances (59 resolved during 2021) (+) US$510m in gross mining closure liabilities (―) 20% rise in AIC, largely due to Salares Norte capex and stronger exchange rates (+) US$29m spent on Covid-19- related programmes to assist our employees, communities and governments (+) Continued improvement in production and costs at the South Deep mine amid successful implementation of restructuring initiatives 2.34Moz of attributable gold-eq production (p49) 25.9kt of attributable copper production (p51) 155Mt mining waste produced (p72) 58Mt of tailings waste (p71) 9.4Gl of freshwater used (p66) 2.26Mt CO2-e emissions (p68) We manage our portfolio actively and aim to continually improve its quality by decreasing All-in Costs (AIC) and, ultimately, increasing free cash-flow (FCF) margin per ounce of gold produced. Across these activities, we: • Acquire or develop lower-cost (than Group average), longer-life assets • Extend our current assets’ lives-of-mine through near-mine brownfields exploration • Capture in-country opportunities to leverage our existing footprint • Dispose of higher-cost, shorter-life assets that management believes can be better served by a company that has more time and resources to commit to them 3 GOOD HEALTH AND WELLBEING AFFORDABLE AND CLEAN ENERGY 7 ECONOMIC GROWTH 8 ECONOMIC GROWTH 8 ECONOMIC GROWTH 8 9 INDUSTRY, INNOVATION AND INFRASTRUCTURE 9 INDUSTRY, INNOVATION AND INFRASTRUCTURE 9

10 Gold Fields Integrated Annual Report 2021 Risks and opportunities Gold Fields’ approach to enterprise risk management is based on the requirements of King IV, the South African Corporate Governance Code of Conduct and ISO 31000, the international guideline on risk management. The Group also subscribes to the risk management requirements of the ICMM’s 10 Principles. Gold Fields’ enterprise risk management (ERM) process comprises the following three pillars, which are deployed intuitively and form part of our day-to-day operations: Strategic risk management: Developing and integrating sound, sustainable business controls that reduce the Company’s exposure to material risks to an acceptable level, ensuring business and strategic objectives are achieved Operational risk management: Continuously identifying, quantifying and mitigating operational risks to create a safe, healthy and efficient business environment and reduce business disruptions to achieve operational targets Catastrophic risk management: Identifying potential disastrous events that may cause loss of life, extensive damage to infrastructure and prolonged production losses; implementing mitigating actions, strategies and policies to prevent or reduce the risk effect by strengthening resilience to absorb or reduce losses Risk management is integrated and woven into all our business processes. Leadership teams at corporate, regional and mine level conduct formal risk management reviews quarterly, assessing risks to the business and tracking and monitoring progress against mitigating actions. These reviews are then presented to the Board’s Risk Committee twice a year for verification. As a global company, we continue to be shaped by the external dynamics of the regions where we operate. We discuss the impact of longer-term, emerging global trends in general and on Gold Fields on p15. RISK APPETITE AND TOLERANCE During the year, we reviewed and enhanced our Risk Appetite and Tolerance (RA&T) Standard to ensure we approach risk management consistently at both Group level and regional operations. The standard provides minimum requirements and good practice principles to guide RA&T levels at strategic and operational risk management levels. Understanding the relationship between our strategy and our approach to evaluating risks as a basis for setting RA&T is crucial. Firstly, RA&T does not relate to the risk itself, but rather the consequences of such a risk – this distinction is important to establish a practical set of RA&T positions. We use our strategic objectives as a starting point, the achievement of which is critical for setting our RA&T levels. It follows that the consequences of the risks we are exposed to can create a variance from where we aim to be in terms of our strategic objectives. The level of variance we are willing to accept without making significant changes to the strategic objective sets the variance point for our risk appetite, while the level of variance we can accept before we need to review our risk treatment plans determines our tolerance position. The amount of variance we can accept or tolerate is typically linear, expressed as a varying consequence of one or more risk consequences. To support the achievement of strategic objectives and business plans, and to ensure tolerance positions are not breached, Gold Fields has a comprehensive monthly and quarterly business review and monitoring process in place. Performance is monitored and shortcomings are addressed swiftly and effectively. A colour-coding system is used during presentations to alert executives if targets are being achieved, and enables discussions around remediation measures. Shortly after the quarterly business reviews are concluded, the Board of Directors conducts quarterly governance and oversight meetings, during which significant aspects of the business are comprehensively questioned and reviewed. Any misalignment with Company objectives or good corporate governance is discussed and remedial action requested. This is in line with our formal Approval Framework, which strictly defines decision parameters and risk tolerance. For a more detailed assessment on how we determine our risks and materiality, see www.goldfields.com/risk-materiality.php IAR

Gold Fields Integrated Annual Report 2021 IAR Our business Top 15 Group risks in 2021 SE VE RI TY PROBABILITY 1 2 34 6 5 8 10 7 911 12 13 14 15 RISKS AND OPPORTUNITIES MITIGATING ACTIONS 1 (2020: 2) GOLD/CURRENCIES Gold price and currency exchange rate volatility We design our business plans based on a conservative gold price and set FCF targets for our operations. This was reinforced by our new strategy, which stresses asset optimisation. These plans are then monitored through monthly and quarterly cost, capital and production reviews, where we discuss and implement remedial action, if required. We do not hedge metal or foreign exchange prices, unless we seek to protect cash-flows at times of significant capex, to address specific debt servicing requirements or to safeguard the viability of higher-cost operations. Potential impact of Covid-19 The gold price traded above US$1,800/oz since the start of the pandemic. Investors turned to gold as a safe haven following the outbreak of Covid-19 and the resultant global economic uncertainty. With the pandemic abating, geopolitical risks, particularly the conflict in Ukraine, have ensured further increases in the gold price. 2 (2020: 4) POLITICAL RISK/RESOURCE NATIONALISM Resource nationalism, regulatory uncertainty and government imposts Gold Fields, on its own and in conjunction with its peers, seeks to address the trust gap that often exists between governments and miners. Our government action plans, which were updated in 2021, rely on strengthened engagement with governments at all levels, continued rollout of Shared Value projects that benefit host communities, and improved communication on the socio- economic benefits of mining for host countries and host communities. Legal actions are only considered as a last resort, and even then mostly in conjunction with our peers in a country of operation. The Board is appraised of social and political risks annually through external reports. Potential impact of Covid-19 The economic impact of the Covid-19 pandemic will likely be felt for the near future, and we expect that governments will eventually seek additional tax income from corporations. The gold industry could be a specific target, as governments perceived it to have benefited from a higher gold price. 3 (2020: 6) INFLATION/MINING COSTS Rising mining costs, including those relating to ESG We have business, productivity and cost improvement processes and programmes in place at all our operations, which are supported by the implementation of our innovation and technology (I&T) strategy to reduce costs and enhance revenue generation. We conduct monthly and quarterly business cost and capital reviews to ensure spending remains in line with plans. Our mines provide cost guidance to the market at the beginning of each financial year. Potential impact of Covid-19 Mining companies were already exposed to higher inflation prior to the pandemic, and Covid-19 may lead to additional costs. 11

12 Gold Fields Integrated Annual Report 2021 Risks and opportunities continued RISKS AND OPPORTUNITIES MITIGATING ACTIONS 4 (2020: 5) MINERAL RESOURCES AND MINERAL RESERVES Failure to replace Mineral Resources and Mineral Reserves (growth through brownfields, greenfields and mergers and acquisitions) We continue to evaluate value-accretive opportunities to expand our business, including acquisitions, disposals, JVs, new mine builds and other strategic projects. The construction of our latest project, Salares Norte, is progressing against plan, and we have provided for additional exploration budget. Our regions all have comprehensive near-mine exploration programmes in place, and we monitor our performance against these programmes during our quarterly business reviews. Over the past 10 years, our Australian mines have consistently replaced depleted Mineral Reserves and more. 5 (2020: 12) SKILLS Unable to attract and retain diverse talent and skills Gold Fields’ business depends on fit-for-purpose human resource (HR) structures to meet operational requirements. We focus on developing a high- performance culture through our performance management system and by having the appropriate succession plans and talent reviews in place. Above all, we seek to provide competitive and incentive-focused remuneration packages that attract and retain skills that are highly sought after. We also developed and implemented a diversity and inclusion dashboard to track our progress in building a more diverse workforce. Potential impact of Covid-19 Covid-19 restrictions on movement of employees, both internationally and within countries, has resulted in skills shortages, particularly at our Australian operations and at Salares Norte. 6 (2020: 16) SALARES NORTE Delays and cost overrun relating to the construction and early-stage mining of the Salares Norte project With construction starting at Salares Norte during 2020, our team implemented robust project control systems. Performance against our project plan is monitored weekly and monthly, and the project is tracking against plan. We continue to adhere to government-related Covid-19 restrictions, rules and laws, and have increased camp capacity to accommodate the required workforce. We do not currently envisage any delays to the construction process and expect project completion by Q1 2023. Potential impact of Covid-19 Covid-19 restrictions on movement of employees, as well as material and machinery, resulted in some delays, though we managed to prioritise delivery of essential items over non-critical ones. 7 (2020: 7) SAFETY Safety and health of our employees, including occupational illnesses The safety, health and wellbeing of our employees is paramount. With safety as our number one priority, we continuously review and upgrade our safety systems, cultures and programmes. In 2019, we implemented our Courageous Safety Leadership programme throughout the Group, which is complemented by critical controls, behaviour-based safety and Visible Felt Leadership programmes in all our regions. All operations are certified to the leading ISO 45001 health and safety standard. 8 (2020: 9) CLIMATE CHANGE Failure to implement climate change adaptation measures Given the growing concern and uncertainty around extreme weather events, we are reviewing our climate change vulnerability risk assessments and, where necessary, adapting our approach in response to the changing environment. We continue to enhance the resilience of our operations – by, for example, rolling out renewable energy initiatives – while also improving our disclosure and implementing measures to adapt to climate-related changes at an operational level. We periodically assess and, where possible, mitigate the impact of climate change on our operations and our host communities. 9 (2020: 3) SOUTH DEEP Failure to maintain performance momentum and alignment with the build-up plan South Deep achieved its business plan of 9,000kg (288koz). The South Deep team will continue to use their established management system to drive disciplined execution of the mine’s business plan, while implementing business improvement initiatives across the value chain to position the mine for sustainable production. IAR

Gold Fields Integrated Annual Report 2021 IAR Our business RISKS AND OPPORTUNITIES MITIGATING ACTIONS 10 (2020: 10) CYBERCRIME Cybercrime/loss of information and communication technologies (ICT) data We continue to protect operational technology to decrease disruptions and ensure business continuity. Due to the dramatic increase in cybercrime globally, we implemented a software platform across the Group to safeguard infrastructure critical to our sustainability. Furthermore, we embedded additional software precautions at the onset of Covid-19 to protect our business against attacks as our people transitioned to home offices. All our mines and offices, with the exception of those in Chile, are ISO 27001 cybersecurity certified. Potential impact of Covid-19 Cybercrime increased significantly during the pandemic, with cybercriminals taking advantage of employees working from home with limited ICT protection in place. 11 (2020: 11) SOCIAL LICENCE Loss of social licence to operate and stakeholder value creation We continue to strengthen the relationships with our host communities through enhanced stakeholder engagement and community relations programmes. Furthermore, we continue to invest in Shared Value projects that benefit our operations and host communities in Ghana, Peru, Chile and South Africa. These projects focus on host community employment, procurement and SED investments. In Australia, we have developed an Aboriginal engagement strategy for approval and implementation, as well as a Reconciliation Action Plan (RAP) to guide relations with and create opportunities for Indigenous Peoples at our mines. Potential impact of Covid-19 The pandemic escalated economic hardships in our host communities, who now have increased expectations that our mines will provide financial and other assistance to alleviate their burden. 12 (2020: 13) WATER SECURITY Water pollution, security and reduction in freshwater consumption All our operations are certified to the ISO 14001 environmental standard, which require sound water management and disclosure. Furthermore, we developed and integrated three-year regional water management plans with our 2021 business plans across our operations. Finally, water recycling, reuse and conservation practices are in place in all regions, with targets achieved for 2021. 13 (2020: 1) COVID-19 The impact of Covid-19 on our employees, communities and business plan Our mines adhere strictly to the recommendations of the World Health Organization and other medical experts, as well as country-specific regulations, government decrees and protocols. Our vaccination campaigns among employees and contractors are our primary defence against the virus, and by end-March about 85% had been fully vaccinated. We continue to implement other protection measures at our operations and provide support to our employees who have been affected. We are also looking at ways of entrenching the “new normal” – such as remote working and restricted travel – in our ways of working. 14 (2020: 15) GHANA CONTRACTORS Challenges with local mining contractors in Ghana We work closely with the two Ghanaian mining contractors at our Tarkwa and Damang operations to ensure they meet their contractual obligations to the mines, while, at the same time, remaining financially sound. This required renegotiations of their contracts and bringing in original equipment manufacturers (OEMs) to provide technical assistance for fleet maintenance, as well as financial support to provide debt relief and to procure additional fleet. 15 (new risk) ESG Stakeholder expectations, cost of capital and consequences of failure to meet targets In 2021, our Board approved our 2030 ESG targets, which were made public on 1 December 2021. The targets were arrived at after extensive work with our operations, including setting capital budgets, to make sure that, while ambitious in nature, they are achievable. We will also report on an annual basis of our progress in achieving our 2030 targets. We see this strengthened commitment to ESG as an opportunity to build on our leadership position and strong reputation in this regard. 13

14 Gold Fields Integrated Annual Report 2021 Catastrophic risks Every quarter, we review the catastrophic operating risks that could potentially occur at our mines and projects to ensure the necessary controls are in place to manage these risks. Where appropriate, we introduce additional mitigating controls to reduce our risk even further. Catastrophic risks could lead to disastrous events that could lead to loss of lives and injuries, severely impact our reputation and undermine the viability of our business. Accordingly, we continually seek to enhance our ERM process of managing and governing these risks. We therefore renewed our approach to defining and assessing catastrophic risks, which entails developing a separate framework and set of Group standards, along with an in-depth review by subject matter experts to further safeguard our employees, communities, environment and reputation. RISKS MITIGATING ACTIONS 1 TSF FAILURE Sudden and significant tailings dam wall failure We strive to fully comply with the Group’s TSF Management Policy and Tailings Management Guideline, as well as international guidelines for TSFs – including, for example, ANCOLD, SANS and CDA. Our combined assurance approach is bolstered by the annual Independent Geotechnical and Tailings Review Board (IGTRB) at Cerro Corona (Peru) and Tarkwa (Ghana). In addition, we are in the process of implementing the Global Industry Standard on Tailings Management (GISTM) with timing in accordance with ICMM targets. 2 GEOTECHNICAL Significant pit wall slope or underground failure Work conducted by the Geotechnical Review Board – consisting of independent and internal industry experts – continued at South Deep for all major projects, the Australian underground operations, when necessary, and for all pit cutbacks at our other operations in Australia, Ghana and Peru. 3 FLOODING Major incident causing loss of life and property damage Gold Fields’ mines are typically designed with consideration of probable precipitation and flood modelling in mind to ensure appropriate mitigation measures are incorporated. Flooding and other associated risks form part of the ICMM’s Critical Control Management programme, where control measures are audited internally and verified by independent parties. Independent consultants carried out indicative climate change risks and vulnerability assessments in 2021. More comprehensive assessments are planned to be carried out for Cerro Corona and Tarkwa in 2022 to support the updates and development of internal guidelines and standards. This work will also support our GISTM conformance programme. 4 EZULWINI AND COOKE 3, 2 AND 1 Impact of Ezulwini and Cooke 3, 2 and 1 rewatering on South Deep The reinforced concrete water plugs between South Deep and Ezulwini are subject to robust inspections, regularly planned maintenance and a condition-monitoring programme to ensure their integrity. In addition, there is a legal process for Ezulwini’s closure underway, in which we participate as an interested party backed by a robust legal strategy. South Deep is also seeking to work with Ezulwini to find alternative solutions to use the mine water. 5 TRANSPORTATION Major bus or aircraft incident while transporting employees As far as reasonably practicable, we divide employees between flights to avoid entire teams travelling together. We only use reputable and accredited airline companies, and where it is necessary to charter flights, these companies must be accredited by their respective civil aviation authorities, WYVERN or BARS. The use of technology, like video conferencing facilities, and our regionalised model assists in reducing air travel and the Group’s carbon footprint. Where we use buses to transport employees, we follow a rigorous selection process to award transport contracts. We also apply strict transportation standards, including inspection and maintenance, and are continually seeking to implement new technology to protect our employees against any accidents. 6 INFRASTRUCTURE Significant and sudden failure We implement comprehensive planned maintenance systems on all our fixed infrastructure, machinery and equipment, which are supported by condition monitoring by third-party specialists and original equipment manufacturers. Shafts at South Deep are operated by skilled and experienced personnel and are subject to robust operating standards and procedures, regulatory examinations and compliance audits. We conduct in-depth structural inspections using third-party specialists and, where necessary, remediation. Critical spares and contingency plans are kept updated to ensure rapid recovery in case of a breakdown. 7 FIRE AND EXPLOSION Major incident causing loss of life and property damage Mandatory codes of practice and mine standards for fire prevention and flammable gas explosions are implemented and adhered across our operations. As part of our Critical Control Management programme, we regularly implement and verify our controls for fires and explosions. Automatic fire detection and suppression systems are placed on planned maintenance schedules and checked at a predetermined interval. The use of self-contained self-rescuers is compulsory at all our underground operations. The transportation of explosives by our contractors is also strictly monitored. IAR

Gold Fields Integrated Annual Report 2021 IAR Our business Emerging global trends As part of our 2021 emerging risk analysis, we took a broader perspective and considered relevant risk reports and surveys published by Ernst & Young, the World Economic Forum, Global Risks and Deloitte & Touche, and integrated their findings with the work done last year on emerging risks by the ICCM in partnership with Brodie Consulting. As a global company, we continue to be shaped by the external dynamics in the regions where we operate. We closely observe these longer-term strategic and emerging risks, prioritising them as needed, including them in our strategic planning reviews and adjusting our mitigating actions accordingly to protect the sustainability of our business. While most of our top 10 Group strategic risks will remain relevant in the long term, we specifically monitor any developing and emerging trends that may affect our business in the long term and could require changes or adjustments to our strategy. Emerging global trend Context Strategic responses to strengthen our future market position Embedding ESG priorities into the business and adapting to extreme climate change impacts The adoption of ESG standards has become a basic requirement for most large companies and investment funds. Globally, ESG assets are on track to exceed US$50tn by 2025, representing more than a third of the total projected US$140tn in total global assets under management. Currently, in the eyes of the public, the biggest societal ESG drivers appear to be climate change and diversity. Looking at the mining industry, the opportunity for transformation lies with the adoption of green energy to replace carbon-based sources. More broadly, the emerging trends suggest that the fundamental principle underpinning successful ESG transition will be integrating ESG commitments throughout the business. Furthermore, more sustainable investments may result in the creation of social, environmental and economic value. • Setting science-based decarbonisation targets, along with an accompanying roadmap to achieve 30% net emission reductions by 2030 and net zero by 2050 • Setting 2030 targets for our other key ESG priorities: diversity, water management, community value creation, safety and health, environment and TSFs • Quantifying the financial value of natural resources, as well as our impact on them • Developing a governance framework and standards for catastrophic risks to assist with the management of the short and long-term impacts of climate change • Conducting regular climate change vulnerability assessments at our operations and with our stakeholders, and developing appropriate mitigation and adaptation strategies Impacts of introducing new technology Digital transformation – or the shift from largely isolated physical systems and technologies to integrated virtual, real-time, data-driven ones – offers huge opportunities for mining. It provides a way to leverage data for enhanced decision-making, quickly simulates changes to the value chain, and analyses the impact of new technologies and designs before implementation, among many other benefits. It will also open the doors to a new generation of younger, diverse talent with the vision and cultural expectations required for more agile mining and metals companies. • Investing in data innovation to enable real-time decision control and decision making • Integrating data across our value chain using real-time data platforms • Retraining and reskilling our workforce across the Group – including employees from our host communities • Implementing Gold Fields’ innovation and technology (I&T) strategy to improve safety, productivity and decrease cost • Leveraging the opportunity to transition to a virtual working environment to attract employees in the technology field without the need for relocation New barometer of ethics The Covid-19 pandemic, which led to high levels of unemployment, substantially accelerated the erosion of trust around the world and highlighted how companies treat their employees. Furthermore, stakeholders increasingly perceive being a good employer with being a good business overall, with a company’s treatment of its employees as a barometer of trust. • Committing to a comprehensive range of long-term targets for key ESG priorities, such as decarbonisation, diversity, inclusivity and stakeholder value creation • Collaborating with key stakeholders to improve the general social perception of mining, and effectively applying the principles of a green and circular economy • Integrating our social licence to operate and social performance into business decision-making, ensuring it becomes as important as protecting the health and safety of our employees Capitalism reforms There is an increased urgency for businesses to be more responsible than ever before. This requires a renewed focus on purpose and moving towards integrating shareholder value with solving the problems of people and the planet. Corporate action is required to transform our current landscape into one that is more inclusive and cohesive by focusing on fairer market outcomes, investments that advance shared goals, stakeholder value creation and harnessing the innovations of the Fourth Industrial Revolution. • Developing and rolling out Gold Fields’ first-ever purpose statement, a revised vision statement and updated values • Linking remuneration to ESG performance metrics to incentivise change • Setting comprehensive, long-term ESG targets and integrating ESG as one of Gold Fields’ three new strategic pillars • More continuous stakeholder interactions, including non-governmental organisations (NGOs) • Communicating openly and transparently with our key stakeholders and the general public to further strengthen our reputation • Enhancing the compelling narrative on the importance of ESG to attract the next purpose-driven generation Radical transparency The importance of risks relating to the regulatory landscape, including compliance, are expected to significantly increase over the next few years. Trust in all information sources is at a record low, and pressure from stakeholders is driving an enhanced focus on transparency and ethical supply chains. It is essential that companies embrace digital technologies to keep up with increasingly stringent regulations, as well as customers’ expectations for transparency and disclosure. • Developing data platforms that provide real-time data accessible to outside stakeholders • Reinforcing confidence in Gold Fields by complying with all regulatory requirements • Subscribing to transparency-focused initiatives, including EITI, Publish What You Pay (for taxation) and Transparency International • Complying with best practice disclosure practices, such as the GRI and DJSI, but also industry-specific standards such as the GISTM and the CDP Water Project 15

16 Gold Fields Integrated Annual Report 2021 Top five risks per region in 2021 AMERICAS AUSTRALIA SE VE RI TY PROBABILITY 12 4 3 5 RISK MITIGATING ACTIONS 1 COVID-19 The impact of Covid-19 on our employees and host communities In Peru and Chile, management implemented comprehensive Covid-19 mitigation and education programmes in line with strict adherence to government protocols. In both countries, vaccine rollout has been robust and all our employees and contractors have been fully vaccinated. Other robust control measures have also been fully implemented. Community and government support programmes were developed. 2 LIFE-OF-MINE Life-of-mine extension at Cerro Corona The accelerated mining and stockpiling to facilitate early in-pit tailings is on plan and is being complemented by low-grade stocks to reduce the risk of ore availability. Further work is being carried out on the feasibility study for the 2030 life-of-mine extension, with ongoing support from the Corporate Technical Services team. 3 SALARES NORTE Delays to the construction of the project and 2023 mining schedule The team at Salares Norte implemented robust project control systems, with weekly and monthly monitoring of performance against project schedule. To date, the project is performing well and we do not currently envisage any delays to the construction process and expect project completion by Q1 2023. Government-related Covid-19 restrictions, rules and laws are strictly adhered to, and the vaccination programme has been fully implemented. The team also maintains close working relationships with authorities, environmentalists and local communities on the chinchilla relocation project to ensure that the safe relocation of the animals happens in time so as not to impact the medium to long-term mining schedule. 4 GOLD/COPPER Gold and copper prices and exchange rate volatility There is a robust and mature monthly and quarterly business performance monitoring process in place and, where required, adjustments are made to ensure that the mine remains profitable amid varying market conditions. All mines have business improvement structures and processes in place. For 2021, we put copper hedges in place to provide guaranteed cash-flow. 5 SOCIAL LICENCE Local social pressures, conflicts and increased community expectations due to national elections The South American teams are proactive in building community and stakeholder relationships through meaningful engagement. There is a stringent follow-up and feedback process in place to ensure integrity on all community commitments. Government authorities, both at national and regional level, are involved in community projects where feasible. RISK MITIGATING ACTIONS 1 SKILLS Turnover of key personnel and the impact thereof on operational performance Salary benchmarking was completed to ensure that relevant increases in 2022 are market related. A retention scheme has been designed and implemented for 2022 and 2023, while a site-based allowance was awarded. Employee development programmes have been reviewed and improved, more regular pay-benchmarking undertaken and retention strategies for core skills strengthened. Flexible working arrangements were introduced to facilitate greater work-life balance. Talent discussions are held quarterly at leadership level, with adjustments to critical roles. We have also increased the number of graduates recruited across all disciplines to ensure succession coverage. 2 LIFE-OF-MINE Mineral Reserve life at our Australian mines There are significant near-mine exploration programmes in place at all our mines, with the necessary staff and budget to delineate further Mineral Reserves. We are also investigating the potential acquisition of new ground or targets. We continue to optimise the efficiency of our exploration process to ensure spending remains commensurate with a minimum of a eight to 10-year life-of-mine. 3 MINING INPUT COSTS The Western Australian mining boom has resulted in competition for resources and services and rising costs A key control is maintaining a focus on our business improvement processes and equipping employees with the necessary skills to continuously identify and implement optimisation programmes. Our controls also extend to maintaining a focus on our key contracts and relationships with business partners, as well as maintaining a review of key commodity costs. 4 COVID-19 The impact of Covid-19 on our employees and business continuity In the Australia region, crisis management protocols were successfully initiated, resulting in zero Covid-19 cases in the region. All sites have infectious disease managers appointed to ensure existing protocols are maintained. We also mandated vaccinations for all our offices and sites in accordance with the Public Health Order and, at the end of 2021, 100% of our employees on site were double-dose vaccinated. The roll-out of booster doses has commenced. 5 OPERATIONAL PLANS Adherence to our approved operational plans Controls on operational performance include a structured weekly meeting for all sites, followed by monthly and quarterly reviews with the Exco. We also initiated business process reviews to understand where our adherence to operational plans can be enhanced and risks of deviation mitigated. Our focus also remains on business improvement programmes to realise efficiencies and to reduce costs. SE VE RI TY PROBABILITY 1 2 4 3 5 IAR

Gold Fields Integrated Annual Report 2021 IAR Our business SOUTH AFRICA WEST AFRICA SE VE RI TY PROBABILITY 1 2 4 3 5 SE VE RI TY PROBABILITY 1 24 3 5 RISK MITIGATING ACTIONS 1 SAFETY, HEALTH AND WELLBEING (INCLUDING COVID-19) South Deep implemented a leading practice Covid-19 programme, aligned to, among others, WHO recommendations as well as government directives and protocols. On the safety front, the mine rolled out a number of safety performance initiatives linked to the Courageous Safety Leadership programme. These campaigns seek to ensure that employees understand the role they play in preventing Material Unwanted Events and ultimately eliminating serious injuries and fatalities. 2 ESCALATING MINING INFLATION The impact of rising costs on operations and margins Business and cost performance is managed through our daily, weekly, monthly and quarterly management reviews and issues are timeously remediated. A continuous drive to identify opportunities for improving efficiencies, eliminating wastage and drive productivity to improve unit costs is a key strategic focus. The Mine of the Future intervention ensures that we apply a longer-term strategic focus. Opportunities are also being explored to optimise renewable energy solutions and drive energy efficiencies. 3 LOCAL GOVERNMENT INCAPACITY Heightened community expectations on mine Engagement with regulators to ensure the new Mining Charter Social and Labour Plan (2023 to 2028) is more locally focused to support key social needs in our host communities. This includes building local institutional capacity, including among community-based organisations, to ensure delivery of services and assisting with capacity building within host communities. We also focus on increasing our engagement and visibility in our host communities. 4 OPERATIONAL DELIVERY Achievement of the business plan and production ramp-up South Deep has seen sustained improvement in operational and financial performance and generated positive cash-flows for three consecutive years, and will continue to drive disciplined execution of the mine’s business plan across the full value chain. The introduction of an updated operating model will focus on levels of work, building process capability and ensuring process stability. 5 ELECTRICITY AND WATER SUPPLY Irregular water and electricity supply by state utilities Construction of the 50MW solar plant has commenced and will be completed during Q3 2022. Mine emergency generation capacity was extended to withstand protracted electricity load curtailment by Eskom. We are developing pathways to achieve 2030 decarbonisation targets. The use of Rand Water reduced significantly through the commissioning of internal water treatment facilities, and additional underground water sources are being tested to potentially supplement the mine’s consumption. RISK MITIGATING ACTIONS 1 COVID-19 The impact of Covid-19 on our employees and host communities The Ghana region implemented detailed awareness campaigns, as well as social distancing and work-from-home protocols, and adhered to government restrictions on movement, including local and international travel. The vaccination programmes are being rolled out, but have been determined by the availability of state-issued vaccines. We are also contributing to national Covid-19 initiatives. 2 RESOURCE NATIONALISM Fiscal and government policy changes Our primary focus is to adhere to the principles and conditions in the Development Agreement (DA) with the Ghana government, with ongoing legal input and strategies when needed. We frequently engage with the relevant government departments on a number of issues, including raising awareness of the contribution mining makes to the country. There is also a continuous engagement process through the Chamber of Mines. 3 DELIVERY BY MINING CONTRACTORS Challenges with local mining contractors in Ghana We work closely with the two Ghanaian mining contractors at Tarkwa and Damang to ensure they meet their contractual obligations to the mines while, at the same time, making sure they remain financially sound. This has required renegotiations of their contracts and bringing in OEMs to provide technical assistance for fleet maintenance, as well as financial support to provide debt relief and to procure additional fleet. 4 DAMANG REINVESTMENT Execution of the Damang Reinvestment project All capital on the Damang Reinvestment project has been recouped. The Damang team ensures ongoing monitoring of grade, volume and cost milestones, as well as strategic management of contractors. The pit-wall has been de- risked through continuous implementation of geotechnical recommendations. Longer-term life extension project studies beyond 2025 have commenced. 5 MINERAL RESERVE EXTENSION Mineral Reserve depletion at Tarkwa and Damang, along with inadequate organic growth of the Asanko JV A step-out exploration programme is in place to test for potential life extension at Tarkwa and Damang. The Asanko JV life-of- mine plan is being finalised, which includes recommendations on the future strategy of Gold Fields’ investment in the Asanko JV. 17

18 Gold Fields Integrated Annual Report 2021 Material matters Our materiality analysis identifies the significant environmental, social, economic and governance-related factors that could substantively influence the decisions our capital providers and other stakeholders make about Gold Fields’ ability to deliver on its strategic objectives and create value over the short, medium and long term. This analysis contributes to the development of the Group’s business plans and strategies. Gold Fields conducts an annual GRI- aligned materiality analysis, which informs, and is informed by: • Our commitment to long-term sustainable growth • Our strategy and, specifically, ESG as one the Group’s strategic pillars • ESG-related work and enterprise risk management processes Our 2021 materiality analysis concludes a three-year cycle. Highlights of this cycle include establishing a Steering Committee that undertook a comprehensive review of our definition of material matters, and updated scope and boundaries. This included the construction and commissioning of Gruyere in Australia, as well as the permitting and start of the construction of Salares Norte in Chile. We had a first-principles approach to the build-up of topics identified from over 20 different internal and external sources of sustainability priorities relevant to our business. These include the ICMM 10 Principles and eight Position Statements, the GRI Mining and Metals Sector Supplement, the UN Global Compact 10 Principles, and matters important to our stakeholders. Our materiality analysis includes a representation of material matters, showing our stakeholder priorities in relation to Gold Fields’ priorities. Our material matters are also categorised as environmental, social, economic and governance-related matters. During this cycle, our analysis emphasised material matters for stakeholders. We diversified our stakeholder engagements and broadened the number of interviews from different stakeholder groups. This enabled us to receive input from material stakeholders, including employees, host communities, governments, industry associations, media, third parties and traditional authorities. In 2021, we focused on consolidating our materiality analysis over the three- MATERIAL TOPICS Environment Social Economic and Governance MATERIALITY ASSESSMENT M AT ER IA L TO S TA KE H O LD ER S MATERIAL TO GOLD FIELDS Stakeholder engagement and relations Covid-19 Indigenous peoples Human capital Culture and heritage Health and safety Labour practices Environmental stewardship Environmental compliance Climate risk Water stewardship Procurement practices Energy and carbon management Tailings management Social and geopolitical risk Biodiversity Board governance Materials stewardship and supply chain Corporate governance Direct and indirect socio-economic benefi ts Human rights M o re L e ss MoreLess year cycle, which included external validation of material matters to our business. This was complemented by inputs into our updated strategy, with key focus on ESG matters. We considered aligning our material matters to WGC Responsible Gold Mining Principles, seeing as we re-joined the council at the beginning of 2022. We continue to align with our enterprise risk management processes and Group ESG targets (p62), and ensured the standards, frameworks, guidelines and reporting landscape to which we subscribe or align supports our material matters. Covid-19 remains a priority material matter. Our material matters for 2021 have not changed, although some shifted with increasing importance. Energy and carbon management; climate risk; tailings management; environment compliance; water stewardship; safety, health and wellbeing; labour practices; human capital: direct and indirect socio- economic benefits; and stakeholder engagement and relationships are aligned with our Group ESG targets. Human rights remain material, but is represented as “cross-cutting” in the ESG-related material matters. IAR

Gold Fields Integrated Annual Report 2021 IAR Governance and leadership IN THIS SECTION Chairperson’s report 20 Summarised governance report 22 Our Board of Directors 24 Our Board committees 26 Chief Executive Offi cer’s report 29 2022 Group Scorecard 36 Governance and leadership The Twin shafts at our South Deep mine, South Africa 19

20 Gold Fields Integrated Annual Report 2021 Chairperson’s report DEAR STAKEHOLDERS This will be my last report as Gold Fields’ Chairperson before I step down at the Company’s Annual General Meeting on 1 June 2022. Therefore, I think it is appropriate to use this opportunity to reflect on my 13 years with the Group, the last eight of which I had the privilege of chairing the Board. It certainly has been an eventful journey, one that mirrored the changing fortunes of the gold and wider mining industry. It was also a journey whose direction was shaped by our many stakeholders, along with the broader societal expectations of sound corporate citizenship. But, above all, it was a journey of a company that has set its own course to embrace long-term value creation and sustainability. The Gold Fields of today is almost unrecognisable from the company I joined in 2009. Most notably, it has expanded into a more global and modern business after fundamentally restructuring the composition and geographic distribution of its portfolio in 2013. During that year we saw two significant changes – the unbundling of our non-mechanised South African gold mines into Sibanye Gold (now Sibanye-Stillwater) in February, and the acquisition of the Yilgarn South assets (Darlot, Granny Smith and Lawlers) from Barrick Gold in Western Australia in October. Before this, our South African assets accounted for well over 50% of our total production. Now, our Australian mines comprise just under half of our portfolio, with the South Deep mine – our remaining asset in South Africa – contributing around 12%. However, with a life-of-mine lasting until the end of this century, our investment in South Deep will ensure Gold Fields, now a truly global company with operations on three continents, looks set to retain its presence in South Africa. This has been given significant impetus with the marked operational and financial improvement shown by South Deep over the past three years. Our shareholders witnessed long-term value accretion from the Sibanye Gold unbundling, as well as management’s subsequent focus on continuous optimisation and growth of our portfolio. The core focus of this strategy is increasing the free cash-flow (FCF) margin per ounce of gold produced and sustainably extending the average reserve life of our mines. We have largely succeeded on both fronts. Over the past seven years, Gold Fields has consistently achieved its production and cost guidance to the market – bar some Covid-19-required adjustments – and, in doing so, managed to generate significant FCF even after capital expenditure of US$2.28bn over the past three years alone. This has enabled Gold Fields to: • Fund growth: Over the past four years, we invested A$350m to buy 50% of the Gruyere project in Western Australia and A$329m to build the mine, spent US$340m to rebuild the Damang mine in Ghana, and are about a year out from commissioning the US$860m Salares Norte mine in Chile “In addition to its employees, Gold Fields seeks to ensure all stakeholders accrue real value from our mining activities.” Cheryl Carolus IAR

Gold Fields Integrated Annual Report 2021 IAR Governance and leadership • Strengthen the balance sheet: At the height of the growth capital cycle at the end of 2018, the Group’s net debt:EBITDA peaked at 1.45x. But despite the continued capex at Salares Norte, we managed to reduce the ratio to 0.40x, its lowest in 10 years • Return dividends to shareholders: Gold Fields has a long and well-established policy of paying out 25% - 35% of normalised earnings to shareholders. During 2021, Gold Fields declared a total dividend of R4.70/share (2020: R4.80/ share), which translates to 30% of normalised earnings The solid operational and financial performance is reflected in Gold Fields’ share price, which has been one of the top performing gold stocks in recent years. Our share price has increased by over 300% since January 2019, and while the gold index was down 8% last year our shares showed an 18% gain. The corporate transformation also had a noticeable impact on other aspects of Gold Fields’ performance, most notably safety, which has always been the Company’s number one value and the Board’s overriding priority when evaluating management’s performance. In 2008, Gold Fields reported a now unfathomable 47 deaths, and the number of fatalities remained in double digits until the unbundling of the labour-intensive South African gold mines. However, I want to echo the words of our former CEO, Nick Holland, who wrote in his outgoing report last year that he was leaving Gold Fields with one major regret – that we are still recording fatalities and serious injuries at our operations. During 2021, again, we reported one death, that of Vumile Mgcine at South Deep, as well as nine serious injuries. I know that my fellow directors and Gold Fields’ management team are absolutely committed to the safety and health of our people above all other operational considerations. This approach has also come to the fore in the way Gold Fields managed the impact of Covid-19 over the past two years. From the outset of the pandemic in March 2020, the mining industry in general – and Gold Fields in particular – has been at the forefront of measures to assist its employees, communities and host governments, while also mitigating the impact on our operations. To date, we have tragically lost 20 colleagues to the virus, and our heartfelt condolences once again go out to the families and friends of those who passed away. But, I believe, we also saved many more lives through our interventions. Most recently, this comprised an extensive vaccination campaign that ensured that 84% of our workforce has received two doses of vaccines by mid-March 2022. As Gold Fields has evolved over the past 10 years, so has our workforce profile. The most noticeable manifestation of the Sibanye Gold unbundling was the dramatic decrease in our workforce by about 30,000 people. Another feature of the past decade is increased mechanisation at our mines, requiring changes to our employees’ skill sets. Finally, our workforce has become more diverse and transformed, though we recognise that we still have a long way to go before it fully reflects the demographics of the countries in which we operate. This is particularly relevant in terms of gender diversity, with the percentage of women in the workforce at 22% at the end of 2021, though off a low base of 15% in 2016. Amid the rise in the number of women in the workforce, Gold Fields is also committed to providing a safe and inclusive work environment for all our employees and contractors, free from any form of discrimination, harassment or harm. The Board takes a zero-tolerance approach to any form of sexual harassment or violence in our workplaces. Any allegation of this type of behaviour is treated with the highest level of seriousness. In addition to its employees, Gold Fields seeks to ensure that all stakeholders accrue real value from our mining activities. Mining operations have a material impact on their host countries and communities. It is therefore critical that these stakeholders receive material, real benefits from the mining activities taking place in their midst. We believe that Gold Fields does just that: since 2013, annual value creation has been between US$2.4bn and US$4bn, taking the form of payments to suppliers, salaries and wages to employees, taxes and royalties to governments, as well as dividend and interest payments to capital providers. Host communities, in particular, are critical stakeholders for our mines. Their consent, while not legally binding, provides our mines with their social licences to operate. We seek to create economic value in our host communities by creating jobs among our workforce, procuring goods and services from host community enterprises and investing in community projects. In 2021, these programmes ensured that US$872m – or 28% – of our total value creation of US$3.6bn remained with our host communities. Over the past six years, we have created almost US$4.4bn in host community value, a significant investment in the economic wellbeing of the estimated 485,000 people residing near our mines. Gold Fields is committed to responsible environmental stewardship. The conservative use of water and energy resources by our mines is not only critical for them to remain competitive, but also to limit the impact of our operations on neighbouring communities and the environment. A strong focus of our environmental, social and governance (ESG) work has been on understanding and mitigating the impact of climate change on our operations, while also continuing to limit our contribution to the warming climate. We have done so through energy efficiency programmes and by investing in 21

22 Gold Fields Integrated Annual Report 2021 Chairperson’s report continued renewable energy at our mines in Western Australia and South Africa. Gold Fields is widely considered as one of the sector leaders in the use of renewable energy, and we are set to invest hundreds of millions of US dollars to reduce our scope 1 and 2 emissions by 30% by 2030 against our 2016 baseline, while continuing to grow the business. There is an element of self-interest in this, as supply security and the cost of energy are critical operational elements, and our investment in dedicated energy micro-grids at our mines ensures that we have a secure supply of affordable electricity. To entrench the Company’s commitment to long-term sustainable growth, last year the Board adopted an enhanced commitment to ESG as one of the Group’s three strategic pillars, and endorsed a comprehensive range of ESG targets for 2030. This, I believe, will underpin Gold Fields’ long-term, sustainable value creation for years to come. In conclusion, I would like to express my sincere gratitude to the many colleagues who supported me during my tenure at Gold Fields. Firstly, my thanks go to my fellow directors, many of whom have been with me for several years and provided countless hours of advice and experience. As I hand over to Yunus Suleman as Chairperson and Steve Reid as Lead Independent Director, I know they will continue to provide Gold Fields with valuable strategic and governance oversight. They will be well supported by a Board that, over the last year, was strengthened by the appointment of two new NEDs, Philisiwe Sibiya and Jacqueline McGill. I want to thank them for the contributions they have already made and would like to express my gratitude to the three NEDs who left the Board last year: Rick Menell, Carmen Letton and Phuti Mahanyele-Dabengwa. Secondly, I want to thank the Gold Fields management team which, for most of my tenure, was under the leadership of Nick Holland, with Chris Griffith being in charge since 1 April 2021. We entrusted them with managing the Company in a way that will create enduring value beyond mining for all stakeholders, and they have succeeded admirably. Finally, and most importantly, I want to thank the people of Gold Fields. From the cleaning and security teams, to the geologists out in the field and the operators working 3,000m underground or at heights of over 4,000m, the successes of Gold Fields over the past decade have been built on the hard work by these 20,000-plus men and women. As I look back over my tenure, it is each and every one of you I want to thank for your significant contribution to the growth and sustainability of our Company. Cheryl Carolus Chairperson Summarised governance report The Board of Directors is Gold Fields’ highest governing body and is responsible for promoting the vision of the Company while upholding sound principles of corporate governance, protecting the safety and wellbeing of our employees, the interests of the Group’s host communities and acting as a responsible corporate citizen. The Board ensures that all business decisions and judgements are made with integrity, reasonable care, skill and diligence to maximise stakeholder value in a way that is responsible, sustainable and ethical. The Board comprises a diverse group of directors with the relevant knowledge, expertise, technical experience and business acumen to govern ethically and with honesty, transparency, responsibility, authenticity and impartiality. During 2021, and subsequent to year-end, we made several material announcements regarding the Board and its subcommittees. The following non-executive directors resigned during 2021: Rick Menell, Carmen Letton and Phuti Mahanyele- Dabengwa. Nick Holland, our former CEO, also retired that year. In 2021, the following directors were appointed to the Board: Chris Griffith as CEO and executive director, and Philisiwe Sibiya and Jacqueline McGill as non-executive directors. Cheryl Carolus announced her resignation as Board Chairperson, which will take effect at the 2022 AGM, scheduled for 1 June 2022. Yunus Suleman will take over as Chairperson on the same date. Other key appointments include Steven Reid as Lead Independent Director, effective 16 September 2021, and, from 1 June 2022 onwards, Ms Sibiya as Chairperson of the Audit Committee and Ms McGill as Chairperson of the Social, Ethics and Transformation Committee. While the countries in which we operate are often subject to changing social and political trends, we believe the governance structures we have in place equips us to protect our social licence to operate while also creating long-term value for all stakeholders. We comply with all legislation and industry standards relevant to our business, and remain committed to upholding the principles of King IV across our business. As set out on p4, we also subscribe to, align with or are a member of several international standards and guidelines. Our King IV application register is included on p16 – 17 of our AFR. IAR

Gold Fields Integrated Annual Report 2021 IAR Governance and leadership Key Board deliberations and decisions in 2021 BOARD DELIBERATIONS • Oversaw the development and monitored implementation of Covid-19-related policies, protocols and programmes, prioritising the safety and health of employees • Provided regular feedback to the Risk Committee on Covid-19-related risks, strategies and mitigating actions • Reviewed the causes of major internal and external safety, environmental and stakeholder-related incidents • Reviewed and approved the diversity and inclusion dashboard and set gender targets • Examined the causes of the fatal incident at South Deep and developed learnings • Approved the following environmental and social policy statements: Environmental Stewardship, Human Rights, Community Relations and Supply Chain Stewardship BOARD DELIBERATIONS • Engaged on tailings management and the implementation of the GISTM • Conducted full review of heritage and Native Title management in Australia, and engaged investors on this issue • Monitored ASM strategy implementation and incidents, as well as resettlement grievances in Ghana • Strengthened engagement on and improved disclosure of ESG-related issues • Deliberated on country-specific government relations priorities and approved government action plans • Deliberated on increases in host community employment and procurement targets, including focus on the creation of non-mining jobs • Focused on social and economic developments in our host communities • Engaged stakeholders on executive remuneration policies and strategies STRATEGIC GOALS SUPPORTED • Increase the quality and quantity of engagement with key stakeholders • Drive Shared Value creation with impacted communities • Improve the Group’s reputation with key stakeholders STRATEGIC GOALS SUPPORTED • Protect the safety, health and wellbeing of employees • Increase diversity and inclusion among employees • Ensure the skills set of our workforce is appropriate for the modernisation of our operations STRATEGIC GOALS SUPPORTED • Ensure 75% cover for high-impact and critical roles • Deliver strategic projects safely • Sustain improvements at South Deep • Improve the quality of our portfolio and deliver Salares Norte • Improve efficiencies and security of energy and water • Improve people capacity to deliver operational performance and Group strategy • Ensure transparent governance and compliance with the Global Industry Standard on Tailings Management (GISTM) STRATEGIC GOALS SUPPORTED • Manage balance sheet and maximise returns • Continue to reduce the Group’s net debt • Improve the return on invested capital BOARD DELIBERATIONS • Appointed Chris Griffith as successor to Nick Holland • Reviewed executive succession plans • Approved the new strategy, purpose and vision statements, as well as the revised values • Provided input and approved the Group’s 2030 environmental, social and governance (ESG) targets and strategy • Reviewed Gold Fields’ operational plans and budgets • Monitored South Deep’s ongoing restructuring • Monitored the construction of Salares Norte • Monitored the rollout and implementation of renewable projects at three Australian mines and South Deep STAKEHOLDER ORGANISATIONAL CAPACITY INTERNAL BUSINESS PROCESSES FINANCIAL Gold Fields Board BOARD DELIBERATIONS • Approved annual capital and operational budgets • Approved debt refinancing and extension of debt maturity • Approved dividend payments in line with Group Dividend Policy 23

24 Gold Fields Integrated Annual Report 2021 Our Board of Directors Our Board met 10 times during 2021, with 99% Board and Board committee attendance (2020: 99%). Below, we list our directors as at 31 December 2021. CHERYL CAROLUS (63) VALUE-ADDING EXPERTISE Outgoing Chairperson BA Law; Bachelor of Education, University of the Western Cape; Honorary Doctorate in Law, University of Cape Town (UCT) APPOINTED TO THE BOARD: Director, 2009; Chairperson, 2013 • Governance and compliance • Social development • Training and development • People and skills management • Environmental management YUNUS SULEMAN (64) Chairperson Designate (with effect from 1 June 2022) BCom, University of KwaZulu-Natal (UKZN); BCompt (Hons), University of South Africa (UNISA); CA(SA); CD(SA) APPOINTED TO THE BOARD: Director, 2016; Chairperson Designate, 2021 • Auditing • Financial accounting • Governance and compliance • Risk management • Compliance and ethics STEVEN REID (66) Lead Independent Director BSc (Mineral Engineering), South Australian Institute of Technology; MBA, Trium Global Executive; ICD.D, Institute of Corporate Directors APPOINTED TO THE BOARD: 2016 • Mining engineering • Risk management • Compensation management • Governance and compliance CHRIS GRIFFITH (57) CEO BEng (Mining) (Hons), University of Pretoria; Pr Eng APPOINTED TO THE BOARD: 2021 • Mining • Executive management • Engineering • Capital and project management • Corporate restructuring PAUL SCHMIDT (54) CFO BCom, Wits; BCompt (Hons), UNISA; CA(SA) APPOINTED TO THE BOARD: Executive director, 2009; CFO, 2009 • Finance • Mining • Management • Debt management ALHASSAN ANDANI (60) Independent non-executive director MA (Banking and Finance), Finafrica Institute in Italy: BSc (Agriculture), University of Ghana APPOINTED TO THE BOARD: 2016 • Investment and corporate banking • Executive leadership • Agriculture • Mining Development (social, infrastructure and training) 2 Management (including risk management) 7 Auditing and financial accounting 3 Finance, investment banking, mergers and acquisitions, commercial and capital projects 6 Mining and geology 6 Governance, compliance and corporate strategy 3 EXPERIENCE (number of directors) IAR

Gold Fields Integrated Annual Report 2021 IAR Governance and leadership 0 1 2 3 4 5 6 South Africa Ghana Australia United Kingdom 6 1 2 1 NATIONALITIES (1 APRIL 2022) PETER BACCHUS (53) Independent non-executive director MA (Economics) Cambridge University APPOINTED TO THE BOARD: 2016 • Investment banking • Financing • Mergers and acquisitions TERENCE GOODLACE (62) Independent non-executive director MBA (Business Administration), University of Wales; BCom, UNISA; NHDip and NDip (Metalliferous Mining), Witwatersrand Technikon; MDP, UCT APPOINTED TO THE BOARD: 2016 • Mining • Capital projects • Commercial and operational management • Risk management • Mineral resource management • ICT JACQUELINE MCGILL (53) Independent non-executive director MBA, La Trobe University; BScience (Ext Metallurgy), Murdoch University; Honorary Doctorate, Adelaide University APPOINTED TO THE BOARD: 2021 • Financial performance management • Risk management • ESG strategies • Operational leadership • People leadership and culture PHILISIWE SIBIYA (45) Independent non-executive director BCom (Hons), UKZN; CA(SA) APPOINTED TO THE BOARD: 2021 • Executive management • Finance • ICT/Telecommunications • Compliance and ethics • Corporate management Refer to our full Corporate Governance Report in our AFR for our full meeting attendance and the detailed curricula vitae (CVs) of our directors. BOARD DIVERSITY (1 APRIL 2022) 50% 20% 10% 20% White male Black male White female Black female BOARD TENURE (1 APRIL 2022) 60% 20% 20% 0 – 2 years 3 – 6 years &gt;9 years BOARD AGE (1 APRIL 2022) 40%50% 10% &lt;50 years 50 – 59 years &gt;60 years BOARD INDEPENDENCE (1 APRIL 2022) 80% 20% Independent non-executive directors Executive directors 25

26 Gold Fields Integrated Annual Report 2021 Our Board committees OUR BOARD COMMITTEES (as at 31 December 2021) NOMINATING AND GOVERNANCE COMMITTEE AUTHORITY AND PURPOSE Met eight times in 2021 CHAIRPERSON: Cheryl Carolus (from 1 June 2022, Yunus Suleman) MEMBERS: Steven Reid, Philisiwe Sibiya, Yunus Suleman, Terence Goodlace • Develops the Group’s robust approach to corporate governance and recommends sound governance principles to the Board • Considers the structure, composition, size and effectiveness of the Board, its committees and management • Considers the rotation of directors, is responsible for the succession of directors and key executives, and is involved in recruiting appropriately skilled directors REMUNERATION COMMITTEE Met five times in 2021 CHAIRPERSON: Steven Reid MEMBERS: Cheryl Carolus, Alhassan Andani, Peter Bacchus, Jacqueline McGill • Assists the Board to ensure the Group’s remuneration practices are fair, responsible and equitable, and that it supports growth in stakeholder value • Ensures executive remuneration is directly linked to Gold Fields’ performance, thereby protecting key stakeholders' interests by incentivising management to deliver value SOCIAL, ETHICS AND TRANSFORMATION COMMITTEE Met four times in 2021 CHAIRPERSON: Philisiwe Sibiya (from 1 June 2022, Jacqueline McGill) MEMBERS: Cheryl Carolus, Jacqueline McGill, Alhassan Andani • Assists the Board to discharge its oversight responsibilities relating to social, ethics, security, labour, transformation, community, corruption, land (within the social context), human rights and stakeholder relationships • Ensures the Company upholds the principles of good corporate citizenship and adheres to fair labour and employment policies and practices CAPITAL PROJECTS, CONTROL AND REVIEW COMMITTEE Met four times in 2021 CHAIRPERSON: Alhassan Andani MEMBERS: Peter Bacchus, Terence Goodlace, Yunus Suleman, Steven Reid, Cheryl Carolus, Jacqui McGill, Philisiwe Sibiya • Considers and evaluates new capital projects exceeding US$200m and assures the Board that the Group used appropriate and efficient methodologies in evaluating and implementing such projects • Monitors progress throughout the project lifecycle and periodically reports any findings to management and the Board RISK COMMITTEE Met five times in 2021 CHAIRPERSON: Peter Bacchus MEMBERS: Terence Goodlace, Yunus Suleman, Philisiwe Sibiya • Ensures that effective risk management policies and strategies are in place and recommended to the Board for approval • Assists the Board to establish Gold Fields’ risks and opportunities • Ensures that management identifies and implements appropriate risk management controls to ensure long-term value creation for stakeholders SAFETY, HEALTH AND SUSTAINABLE DEVELOPMENT COMMITTEE Met five times in 2021 CHAIRPERSON: Terence Goodlace MEMBERS: Cheryl Carolus, Steven Reid, Jacqui McGill • Monitors all matters of safety, health and sustainable development (SHSD) programmes and strategic plans • Considers the investigation into any relevant incident, and assesses and approves sustainable development policies and standards • Monitors the Company’s operations against national and international regulations, policies and external standards relating to SHSD AUDIT COMMITTEE Met five times in 2021 CHAIRPERSON: Yunus Suleman (from 1 June 2022, Philisiwe Sibiya) MEMBERS: Alhassan Andani, Peter Bacchus, Philisiwe Sibiya • Oversees the Group’s financial affairs and integrated reporting on financial statements and sustainability • Monitors the suitability and independence of external auditors • Oversees combined assurance and effectiveness of the Group’s internal audit controls and function AD-HOC INVESTMENT COMMITTEE Met four times in 2021 CHAIRPERSON: Peter Bacchus MEMBERS: Alhassan Andani, Yunus Suleman, Steven Reid, Cheryl Carolus • Considers and recommends, where appropriate, strategic, organisational and structuring options for the Group to the Board, including investment and divestment opportunities GROUP EXECUTIVE COMMITTEE Met monthly in 2021 CHAIRPERSON: Chris Griffith • Develops strategies and policy proposals for the Board’s consideration • Implements the Group’s strategy • Reviews Gold Fields’ performance against set strategic objectives • Carries out the Board’s mandate and directives • Assists the Board to execute the Company’s disclosure obligations Exco has 12 members, comprising the Company’s principal officers and executive directors. More information can be found on our website at www.goldfields.com/our-leadership.php IAR

Gold Fields Integrated Annual Report 2021 IAR Governance and leadership How Board governance adds value • Sets the tone for a culture of ethics that underpins commitment to compliance, and voluntarily adopted rules, codes and standards, where practical • Upholds an ethos of good governance and sustainability • Ensures business decisions are carried out with due care, skill and diligence to protect reputation and maintain licence to operate • Promotes a culture of ethics and responsible corporate citizenship • Carries out its fiduciary duties • Approves Stakeholder Relationship and Engagement Policy to ensure that stakeholder engagement allows for collaborative and informed decision-making • Oversees transparent reporting so stakeholder groups can make informed assessments of Gold Fields’ ability to deliver sustainable value • Drives ongoing evolution of inclusive stakeholder engagement and relationship building to balance the interests, needs and expectations of stakeholders with the best interests of the Company • Ensures executive remuneration is fair, equitable and responsible, and informed by Exco’s achievement of Gold Fields’ strategic objectives • Determines remuneration principles in line with King IV • Ensures remuneration practices align with shareholder interests and supports the achievement of a sustainable business by: – Helping to attract, motivate, retain and reward employees – Driving achievement of strategic objectives through incentives and rewards • Approves a remuneration policy that includes disclosures on implementation to ensure transparent reporting of CEO and CFO remuneration • Approves strategic goals and direction following Exco’s presentation of strategy, business plans and risk register for input • Ensures strategy drives a sustainable business agenda and considers the interests of stakeholders by balancing how risks and opportunities might impact the achievement of objectives • Agrees upon performance targets • Monitors implementation of strategy through quarterly Board meetings • Quarterly CEO reports on performance against operational targets • Performs on-site visits to operations and projects and, on occasion, interacting with individual executives on strategic and operational performance • Upholds the primary value of “If we cannot mine safely, we will not mine”, thereby supporting the practice of stopping mining in areas or situations that are deemed unsafe • Supports minimising potential negative impacts on employees and contractors, maintaining operational continuity and protecting reputation • Together with management, drives a stringent safety and health culture • Oversees adherence to safety, health and environmental legislations, standards and compliance requirements, and approves adoption of various voluntary leading safety principles • Ensures compliance with all relevant laws, regulations and adopted rules, codes and standards, and the highest levels of corporate governance • Supports Exco decisions to drive governance in line with leading practices • Reviews corporate governance and compliance systems and frameworks to align these with increasingly stringent and far-reaching obligations imposed by laws, regulations, rules, codes and standards SUPPORTING STRATEGY THAT DELIVERS VALUE AND SUSTAINABILITY DRIVING INCLUSIVE STAKEHOLDER ENGAGEMENT CREATING A SAFE AND HEALTHY WORKING ENVIRONMENT ENSURING REGULATORY COMPLIANCE AND SOUND GOVERNANCE • Ensures alignment with good corporate citizenship, assessment and speedy response to any negative impacts operations may have on communities and the environment • Through the SET Committee, focuses on, among others, impact on, and benefits to, communities, while the SHSD Committee deals with, inter alia, issues of environmental stewardship as well as the safety and wellbeing of employees and contractors • Ensures that the business integrates ESG fully into its business operations and addresses relevant ESG concerns raised by stakeholders and society at large ENVIRONMENTAL, SOCIAL AND GOVERNANCE SETTING FAIR REMUNERATION BUILDING AN ETHICAL CULTURE 27

28 Gold Fields Integrated Annual Report 2021 Ensuring we do business ethically The structures and mechanisms used to drive ethical business practice The foundation of our business is based on strong ethics. Our Board and its committees are responsible for setting the ethical tone which, in turn, cultivates a culture of integrity and transparent reporting to our stakeholders. From this foundation, we build trust with our stakeholders, allowing us to strengthen our reputation and create sustainable value. We have numerous mechanisms in place to help to ensure we conduct our business ethically, adhere to compliance requirements and entrench good governance within the business. We assess any legal, non-compliance and reputational risks facing the Company and mitigate these by enacting an effective governance and compliance framework, which follows a systematic and integrated approach, and pivots on robust mitigating control structures. During 2021, we: • Maintained the annual profiling and assessment of applicable laws, regulations, rules, codes and standards with the assessment and integration of Covid-19 and related changes and obligations • Made further changes to the internal assurance process to more effectively align inherent and residual risk, controls and imposed obligations • Enhanced the Group Governance and Compliance portal to include a fit-for-purpose and focused centre of excellence for data protection and privacy • Risk-screened 100% of all new and existing suppliers and contractors for a range of pre-defined risk categories • Analysed engagements with and commitments made to external stakeholders, as well as declarations filed in terms of the Group’s Code of Conduct • Extended operational audits by our Internal Audit function to assess compliance-related controls as part of the control’s application on the operational business process Our Code of Conduct pivots on the Gold Fields’ values, and informs the way we conduct ourselves – from our operations to our Board. It also extends to our supply chain business partners. Updated in 2017, our Code of Conduct was distributed to all existing employees, while new employees receive it during their onboarding processes. As at end-2021, 90% of our people had undergone training on the Code of Conduct. We also have an anonymous tip-offs hotline in operation, which is always available to employees and business partners in all regions. Our principle of speaking up was further enhanced with the implementation of a Whistleblower Policy during 2020. Key principles of our Code of Conduct: • Ethical leadership within the organisation, along with ethical management • Protection of employees and third-party whistleblowers, promoting an environment for reporting of transgressions • Safeguarding the business against potential reputational harm and litigation • Transparent and ethical dealings and interactions with all stakeholders, and declaring all gifts and entertainment, as well as any conflicts of interest • Protection of Company information • Accurate and transparent reporting • Safeguarding against insider trading We support the development of an ethical and responsible gold mining industry. Gold Fields is aligned to leading practices, which underpin our commitment to responsible corporate citizenship. We are committed to and guided by: • The legislation and regulations of the countries in which we operate • The requirements of the JSE and NYSE • The United Nations (UN) Guiding Principles on Business and Human Rights • The ICMM 10 Mining Principles on Sustainable Development and eight position statements • The 10 Principles of the UN Global Compact • King IV • UN Convention Against Corruption • The Organisation for Economic Co-operation and Development (OECD) Convention on Combating Bribery • Extractive Industry Transparency Initiative • World Gold Council – Conflict Free Gold Standard • Voluntary Principles on Security and Human Rights • Task Force on Climate-related Financial Disclosures (TCFD) LEGAL AND COMPLIANCE COMMITMENT TO LEADING PRACTICE 3 AUDIT AND RISK CODE OF CONDUCT4 1 2 The Risk Committee examines the key risks and opportunities facing the business and reports these to the Board twice a year. The Board aims for effective controls and corrective measures to manage and mitigate these risks. Furthermore, the Audit Committee seeks to ensure the integrity, accuracy, and adequacy of Gold Fields’ accounting records. Internal Audit ensures that the necessary internal controls are in place to mitigate any potential risks in all regions. Our operations receive an audit ranking and, where necessary, corrective measures are put in place. The External Audit function assures the integrity, accuracy and adequacy of accounting records and corporate reporting. PricewaterhouseCoopers Inc. was appointed as our auditors from 2019. For more information on our Risk and Audit Committees, refer to p9 – 13 of the AFR. IAR

Gold Fields Integrated Annual Report 2021 IAR Governance and leadership Chief Executive Officer’s report DEAR STAKEHOLDERS This is my first report as Gold Fields’ CEO, and I can now look back at a very challenging year with the Company. The Covid-19 pandemic has entered its third year, and continues to have a significant impact on our personal and professional lives. It certainly continues to affect our people and operations around the world. While we were able to mitigate much of the impact of Covid-19 on our operational performance during 2021, the impact on our workforce was devastating. During the year, 17 of our employees and contractors at South Deep, Tarkwa and Cerro Corona passed away as a result of contracting the virus. This brings the total number of Covid-19-related deaths in the Company to 20. Our sincere condolences again go out to the families, friends and colleagues of those we lost. The pandemic also restricted my engagements with colleagues outside of South Africa to online platforms – it was only in January 2022 that I was able to start visiting our operations. But even though most of my interactions were virtual, I gained respect and confidence in the abilities of the leadership teams at Gold Fields and the workforce reporting to them. My predecessor, Nick Holland, bequeathed me a company in good financial and operational health – one with significant growth potential imbued by the right values and a sound corporate governance structure. Gold Fields’ strategic shift over the past decade to move away from labour-intensive, conventional mining to focus on mechanised open-pit and underground operations, with majority international exposure, has served the Company well. Our 2021 financial and operational performance is testament to the appropriateness of this strategy to current times. Gold production for 2021 was 2.34Moz, a 5% increase from 2020 and at the upper end of our guidance for the year. While AISC were 9% higher than 2020 – mainly as a result of the higher project capital and exchange rate movements – positively, they were at the lower end of market guidance. Attributable profit improved to US$789m in 2021 from US$723m in 2020, while normalised earnings attributable to our shareholders rose 6% to US$929m (2020: US$879m). Despite higher capex of over US$1bn, we still managed to generate adjusted free cash-flow of US$463m, pay a strong dividend of R4.70/share (2020: R4.80/share) and reduce our net debt to less than US$1bn for the first time in over a decade. Furthermore, the reinvestment programme over the past four years has placed Gold Fields in a position where it can build on its current production profile to achieve annual output of 2.7Moz by 2024, with the addition of the Salares Norte mine to the portfolio. The question now is: how do we build on this platform beyond 2024 and preserve the value we create? Gold Fields’ executive leadership team spent much of “It has never been more important for companies to have a consistent voice, clear purpose and coherent strategy tied to a long-term view.” Chris Griffith 29

30 Gold Fields Integrated Annual Report 2021 last year reviewing the Group’s strategy in terms of optimising existing assets, expanding long-term growth potential and aligning the business with the critical ESG issues confronting both society and our Company. The three pillars of our new strategy, which reflect these operational, ESG and growth priorities, were launched late last year with the support from our Board of Directors. Pillar 1 drives the ways in which we will maximise the potential of our current assets through people and innovation, Pillar 2 commits to building on our leading commitment to ESG, and Pillar 3 focuses on growing the value and quality of our portfolio of assets. Along with the renewed strategy, we also launched new purpose and vision statements and revised the Group’s values. After receiving input from our employees, Gold Fields arrived at its purpose statement – creating enduring value beyond mining. We are in business to create positive and sustainable value for our employees, communities, capital providers, governments and business partners that will last beyond the closure of our operations. At a time when businesses are increasingly called upon to deliver different things to a diverse range of stakeholders, our purpose will be invaluable in guiding decision-making. Our new vision is to be the preferred gold mining company delivering sustainable, superior value. We want our stakeholders to choose Gold Fields over our peers; we want to be the gold mining company that investors choose to invest in, governments and communities choose to have mine in their area, and that people want to work for. More than this, we want to be preferred by shareholders because of the sustainable, superior value we deliver – value that lasts and is greater than the value offered by others. Gold Fields’ values have served us well over the years and did not materially change apart from adjusting delivery to collaborative delivery which, we believe, more accurately stresses the importance of teamwork across functions, sites and regions. It has never been more important for companies to have a consistent voice, clear purpose and coherent strategy tied to a long-term view. I believe our work over the past few months has achieved this for Gold Fields. TO BE UPDATED Where we want to go I To be the preferred gold mining company delivering sustainable, superior value How we behave while we execute our strategy collaborative delivery innovationresponsibilityrespectintegritysafetyOur values Our vision Enablers • Zero harm (safety, health, environment) and wellbeing • High performance, values-driven culture that is welcoming to all • Fit-for-purpose modernisation and innovation driving value across the business • Eff ective project management from concept to completion Diff erentiators • Develop and enhance capability of our people • Rigorous and disciplined capital allocation • Focus on and deliver value creation for all stakeholders ST R A TE G IC PILLAR 1 STRATEGIC P ILLA R 2 STRATEGIC PILLAR 3 th ro u g h p eo pl e an d in novation M ax im is e p o te nt ia l f ro m cu rre nt assets Build on our lead in g comm itm ent to ES G Grow the value and quality of our portfolio of assets Our purpose Why we exist Creating enduring value beyond mining Chief Executive Officer’s report continued IAR

Gold Fields Integrated Annual Report 2021 IAR Governance and leadership SAFETY, HEALTH AND COVID-19 It is with deep sadness that in April – my first month as Gold Fields’ CEO – we lost a colleague, Vumile Mgcine, a 46-year-old shaft timberman at South Deep, during a mining incident. There is no greater reminder of the overriding importance of safety at our mines than the tragic death of a colleague. My heartfelt condolences, once again, go out to Vumile’s family, friends and colleagues. As always, our commitment to health and safety underpins everything we do. We have recorded at least one fatality annually over the past few years. While this is a significant improvement from where we were a few years ago, achieving zero harm still eludes us. This needs to change, and our key priority in 2022 is to have no fatalities or serious injuries, which regressed from six in 2020 to nine in 2021, though the severity of these injuries is declining. This goal of zero fatalities and serious injuries is embedded in the performance scorecards of each employee and contractor and is driven by our safety and health strategy. A noticeable trend over the past few years is the increase in mental health concerns in our workforce, with growing numbers of our colleagues making use of private and Company-provided support. The Company will focus more resources on this rapidly emerging health issue across all operations. Turning to the Covid-19 pandemic, vaccination remains our primary defence against the impact of the virus. I am pleased to say that across the Group, 84% of our people were already fully vaccinated by mid-March 2022. Our Western Australian mines introduced mandatory vaccination in line with government policies, while our other mines successfully encouraged our people to be vaccinated. We continue to support our workforce through, among other things, educational awareness programmes, implementing stringent safety protocols, rapid antigen and PCR testing, and offering medical assistance if employees contract Covid-19. During 2021, our operations spent approximately US$22m on Covid-19-related initiatives and interventions, such as specialised camp accommodation, testing equipment and facilities, additional labour costs and transport facilities. A further US$7m was donated to governments and communities to assist in their fight against the pandemic, which included a US$5m Covid-19 levy imposed by the Ghanaian government. In 2020, the respective figures were US$30m and US$3m. With these measures in place, coupled with new Covid-19 variants that appear to cause less severe symptoms, we look forward to returning to a more normal way of working in 2022. OUR PEOPLE As our mines accelerate their mechanisation and digitisation programmes, it is essential that we employ the right people to implement the technological changes impacting all aspects of our operations. Talent management and recruitment have become even more critical at Gold Fields. We focus on reshaping our workforce to become more diverse and more reflective of the demographics of our host countries. We are making progress with the proportion of women in our workforce, which increased from 15% in 2016 to 22% in 2021. However, we understand we have a lot of work to do to attract female talent in particular and, accordingly, set a target of 30% female representation by 2030. Amid the rise in the number of women in the workforce, Gold Fields is also committed to providing a safe and inclusive work environment for all our employees and contractors, free from any form of discrimination, harassment or harm. We take a zero- tolerance approach to any form of sexual harassment or violence in our workplaces. The need for a more diverse workforce with an appropriate skill set comes at a time when the pandemic has materially changed the relationship between employers and employees. Due to the nature of mining, the overwhelming majority of our workforce must be on site. We are pleased that our operations have largely adjusted to government-imposed travel restrictions but, in Western Australia, the closure of state and international borders led to an acute shortage of skills, high labour turnover and a sharply escalating wage bill at our four mines. Most of our office and administrative employees continued to work from home for much of 2021. We are examining how best to optimise flexible working arrangements and opportunities for collaboration in an office environment. Let me now review the performance of the Company in 2021 against the three new strategic pillars. 31

32 Gold Fields Integrated Annual Report 2021 More detail on pages 38 – 59 PILLAR 1: MAXIMISE THE POTENTIAL FROM OUR CURRENT ASSETS THROUGH PEOPLE AND INNOVATION Gold Fields had a sound operational performance in 2021 despite some adverse external impacts, including continued Covid-19 restrictions, sharply rising input costs and a 10% stronger South African Rand and 9% stronger Australian Dollar against the US Dollar. The average gold price received in 2021 was largely unchanged at US$1,794/oz (2020: US$1,768/oz). The Group managed to achieve its 2021 market guidance for both production – 2.30Moz to 2.35Moz – and AIC – US$1,310/oz to US$1,350/oz. Attributable gold-equivalent production for 2021 increased by 5% to 2.34Moz (2020: 2.24Mkoz), a testament to the strong performance of our operations given that 2020 had an extra 10 production days following the decision to align production month-end with calendar month-end. Strong production increases at our St Ives, Granny Smith and South Deep mines were somewhat offset by decreases at Agnew and Gruyere. South Deep’s performance, with managed production up 29% to 293koz and AIC down 1% in Rand terms, is noteworthy and builds on the strong production and cost improvements of the previous two years. The Group’s 2021 AISC of US$1,063/oz compared with US$977/oz in 2020, an increase of 9% driven primarily by the strengthening of the Rand and the Australian Dollar, as well as cost inflation. The escalating input costs were driven by higher energy and diesel prices, increased material costs, as well as sharply escalating labour costs, particularly in Western Australia. These inflationary pressures added an estimated US$50/oz – US$70/oz to Gold Fields’ cost base in 2021. AIC in 2021 were 20% higher at US$1,297/oz (2020: US$1,079/oz), again due to the strengthening of both the Rand and the Australian Dollar, but also reflecting the ramp-up of project capital to US$375m at Salares Norte during 2021 (2020: US$97m). Excluding the Salares Norte project capital and the strengthening currencies, AIC would have increased by only 5% to US$1,089/oz in 2021. As previously guided, 2021 was a high capex year for Gold Fields, with a total US$1.09bn spent – an increase of 86% on 2020. Growth capex for the year of US$513m was dominated by our spending at Salares Norte but also included near-mine exploration spending of US$104m. Despite the higher capex, Gold Fields generated adjusted free cash-flow from operating activities of US$463m during 2021 (2020: US$631m). Adjusted free cash-flow from operations for 2021, which excludes project capital, rose to US$913m from US$868m in 2020. Consequently, we once again paid out strong dividends to our shareholders. In line with our dividend policy of paying out between 25% and 35% of normalised profit as dividends, we declared a final dividend of R2.60 per share, which, on top of the R2.10 interim dividend, brings the total dividend payment to R4.70/ share in 2021 (2020: R4.80/share). Gold Fields remains in a strong financial position. At end-December 2021, our net debt balance (including leases) decreased to US$969m from US$1,069m at the end of 2020. This translates to a net debt:EBITDA ratio of 0.40x, compared with 0.56x end-2020. We have opportunistically reduced our debt given the recent higher gold price, and look set to reduce this even further during 2022, if stable gold prices are maintained. Over the past four years, Gold Fields entered several gold-price hedges to protect our cash-flows while capex levels were high or to reduce relatively high levels of debt. The last of the gold hedging was completed in 2021. The losses on the gold hedges declined to US$26m in 2021 from US$292m in 2020. The Company still has oil price and currency hedges in place, and these have, for the most part, shown gains over the past year. GROUP AIC AND CASH-FLOW TRENDS FROM 2017 TO 2021 Cash flow (US$m) AIC (US$/oz) 700 600 500 400 300 200 100 0 (100) (200) (300) 1,600 1,200 800 400 0 2 0 1 7 Adjusted free cash-flow (US$m)1 2 0 1 8 2 0 1 9 2 0 2 0 20 21 (2) (1 2 2 ) 1 ,0 0 8 1 ,1 7 3 2 4 9 1 ,0 6 4 1 ,0 7 9 46 3 1, 29 7 Group AIC (US$/oz) 1 Cash-flow from operating activities less net capital expenditure, environmental payments, lease payment and redemption of Asanko preference shares 6 3 1 5 4 3 2 1 0 3.5 3.0 2.5 2.0 1.5 1.0 0.5 0 2 0 1 7 Total dividend (R/share) 2 0 1 8 2 0 1 9 2 0 2 0 20 21 0 .9 0 0 .4 0 1 .0 3 1 .4 5 1 .6 0 1 .2 9 1 4 .8 0 4. 70 0 .5 61 0. 40 Net debt: EBITDA ratio 1 Adopted the new IFRS 16 Lease accounting standard DEBT AND DIVIDEND TRENDS FROM 2017 TO 2021 Dividend (R/share) Net debt: EBITDA ratio 3 2 1 0 2 0 1 7 2 .1 5 2 .0 4 2 .2 0 2 .2 4 2. 34 2. 25 2. 38 2. 72 2.29 2.43 2.77 2 0 1 8 2 0 1 9 2 0 2 0 20 21 20 22 20 23 Outlook range (excl. Asanko) 20 24 GOLD PRODUCTION AND OUTLOOK Moz Chief Executive Officer’s report continued IAR

Gold Fields Integrated Annual Report 2021 IAR Governance and leadership More detail on pages 60 – 91 PILLAR 2: BUILDING ON OUR LEADING COMMITMENT TO ESG Our commitment to ESG issues – which range from climate change mitigation to gender diversity and are some of the most defining societal challenges of our time – is not only what society expects from us, but is also intrinsic to Gold Fields’ long-term success. Our stakeholders need to know where we stand on these issues. We have entrenched ESG as a business imperative at our mines and have elevated it as one of our three strategic pillars. Take climate change: by investing in renewable energy projects, we secure a significant portion of our energy supply and reduce our energy costs. Similarly, while rising temperatures have a damaging impact on the environment and people around the world, the impact can be equally severe on our workforce, host communities and operations (see our 2021 Climate Change Report). Our stakeholders – including investors – require that we disclose the impact of ESG-related issues transparently, have mitigation measures in place and manage these issues in alignment with our business strategy. We took a significant step on this journey in December 2021 by making a firm commitment to a range of 2030 ESG targets. These targets are being fully integrated into our operations and prioritised for implementation this year. The targets are headlined by a commitment to reduce our Scope 1 and 2 carbon emissions by 30% on a net basis by 2030 against our 2016 baseline. Taking cognisance of the fact that we plan to raise our production profile over the same period, this translates to 50% absolute emission reductions. As a signatory to the Paris Agreement, Gold Fields, like most of its peers, is committed to net-zero carbon emissions by 2050. Rolling out renewable energy projects at our mines is key to achieving these targets and already contributed to an 18% absolute emission savings between 2016 and 2021 as the contribution of renewables to the Group energy mix increased from 0% to 5% (excluding hydro power). This is largely due to the two completed renewable micro-grids at Granny Smith and Agnew in Western Australia. Beyond renewable energy, we are also looking at reducing emissions from our fleet of diesel-powered vehicles and machines to achieve our targets by trialling and eventually rolling out zero- emission vehicles. Scope 3 emissions will also come into focus over the next few years. The Company also set ambitious new targets relating to its water and environmental stewardship, managing its tailing storage facilities (TSFs) and creating value for its stakeholders, particularly host communities. For its employees, Gold Fields seeks to further improve safety, health and wellbeing, and achieve greater inclusion and diversity by targeting a 30% female workforce by 2030 (2021: 21%). The investment in decarbonising Gold Fields will amount to about US$1.2bn until 2030, of which about a quarter is expected to be financed by the Company. The remainder will be funded through power purchasing agreements (PPAs) from third-party providers. All projects are expected to be NPV positive. Further clarity on the costs, and savings, will be provided once detailed studies on these projects have been completed. The capital investment required to ensure even safer TSFs at our operations and reduce the number of upstream facilities to three is an estimated US$325m. A further US$25m is likely to be required to ensure our TSFs comply with the GISTM. Gold Fields will report progress against these targets as part of its annual results reporting each year. While these targets are certainly ambitious, we realise that without this commitment to create enduring value beyond mining and positively impacting our local stakeholders, we cannot guarantee the long- term sustainability of our assets. Indeed, we believe that a robust ESG performance can contribute to strengthening our business case, particularly with regards to access to sustainable finance. In 2021, we continued to focus on driving our in-country and host community economic impact. Of the US$3.59bn in value created during 2021 (2020: US$2.85bn), US$872m – or 28% – remained with our host communities through wages, procurement spend and investments in SED. Approximately 54% of our workforce – 9,330 people – are employed from our host communities. Over the past six years, we created between US$600m and US$900m in community value every year. Cumulatively, this amounts to almost US$4.5bn, a significant investment in the economic wellbeing of our host communities and their estimated 485,000 residents. 1 DECARBONISATION 2 TAILINGS MANAGEMENT 3 WATER STEWARDSHIP · 50% absolute emission and 30% net emissions reductions from 2016 baseline (Scope 1 and 2) · Net zero emissions by 2050 · Conformance to the Global Industry Standard on Tailings Management · Reduce number of active upstream raised TSFs from 5 to 3 · 80% water recycled/reused · 45% reduction in freshwater use from 2018 baseline 4 SAFETY, HEALTH, WELLBEING AND ENVIRONMENT 5 GENDER DIVERSITY 6 STAKEHOLDER VALUE CREATION · Zero fatalities · Zero serious injuries · Zero serious environmental incidents · 30% women representation · 30% of total value created benefits host communities · Six flagship projects benefiting host communities GOLD FIELDS’ 2030 ESG TARGETS – UNDERPINNED BY SOUND GOVERNANCE 33

34 Gold Fields Integrated Annual Report 2021 More detail on pages 92 – 101 PILLAR 3: GROW THE VALUE AND QUALITY OF OUR PORTFOLIO OF ASSETS Gold Fields has a solid production profile of over 2.2Moz a year for the next 10 years. We anticipate that our annual production will grow to 2.7Moz by 2024 once Salares Norte is commissioned in early 2023 and as South Deep continues to build on its ever-improving production and cost performance. Our current portfolio of mines is well positioned to create financial and economic benefits for its stakeholders on a standalone basis for the next three years and beyond. However, as we enter the second half of the decade, some of our other mines are likely to reach the ends of their lives and our production profile will decline beyond 2025 unless we preserve the production base we have created. We plan to achieve this by growing the Mineral Reserve and Mineral Resource bases of our existing mines through investment in near-mine exploration and value- accretive acquisition opportunities. The continued investment in near- mine exploration at our Australian mines and, more recently, at Tarkwa and Damang in Ghana has been critical to maintaining our production profile. We have generally been able to replace and exceed depletion of Mineral Reserves. Over the past six years, since the December 2015 declaration, the Group has replaced approximately 11.0Moz in depleted Mineral Reserves and added a further 4.5Moz through its successful exploration activities, technical studies and project investments. Gold Fields’ attributable gold-equivalent Mineral Reserves were 48.7Moz at the end of 2021, a 6% decrease from 2020 amid mined depletion and higher costs impacting the cut-off grade. Attributable gold-equivalent Mineral Resources at end-December 2021 were 112.6Moz (2020: 116.2Moz). A key focus of our work this year is to ensure we deliver the Salares Norte project on time – by Q1 2023 – and within the US$860m budget. By the end of 2021, we had completed 63% of the work and all the critical path items were tracking against plan. This is a significant achievement given the severe winter weather in the Atacama region of Chile and ongoing Covid-19 and supply chain constraints. The final US$379m of the capital budget will be spent during 2022 and early 2023. Once operational, Salares Norte is expected to add 450koz gold- equivalent production per year on average for the first seven years at AIC of US$465/oz (in 2019 terms) – one of the lowest in the industry. The final pillar of our portfolio strategy has been to set up our South Deep mine in South Africa for safe, sustainable and profitable production. While South Deep was the hardest hit by Covid-19-related restrictions, it continues to report strong financial and operational improvements. In 2019, South Deep stemmed its decade-long cash burn by generating US$15m in adjusted free cash-flow, followed by a further US$34m in 2020. With 2021 managed production up 29% to 293koz and AIC lower in Rand terms, adjusted free cash-flow improved even further – increasing to US$97m in 2021. Given South Deep’s ever- improving performance, we are confident that the mine is on track to generate long-term, sustainable cash-flows and profits. Chief Executive Officer’s report continued Exploration on Lake Lefroy at the St Ives mine, Western Australia IAR

Gold Fields Integrated Annual Report 2021 IAR Governance and leadership OUTLOOK FOR 2022 Looking ahead to 2022, we will focus on implementing our new strategy and further optimising production and costs at our operations, as well as gearing up for the delivery of Salares Norte. After increasing capex by 86% to US$1.09bn in 2021, this year will see another big capital investment for Gold Fields, with total capex guidance of US$1.05bn – US$1.15bn for the year, of which US$625m – US$675m is sustaining capital. Of the project capital, US$330m will be allocated to Salares Norte (2021: US$375m), which was 63% complete by end-2021 and remains on schedule for first gold at the end of Q1 2023. Salares Norte will significantly impact Gold Fields’ long-term production and cost profile, as the mine will be producing an average of 450koz gold-equivalent production per year for the first seven years at AIC of US$465/oz – one of the lowest in the industry. In 2022, Group attributable equivalent production is expected to be at 2.25Moz – 2.29Moz, excluding our share of the Asanko JV. AISC is expected to be between US$1,140/oz – US$1,180/oz and AIC, given the higher capex, between US$1,370/oz – US$1,410/oz. Excluding capital spend on Salares Norte, we expect AIC of US$1,230/oz – US$1, 270/oz. The risk of stoppages due to Covid-19 has not been factored into any guidance estimates, and the extent of Covid-19 impacts on either production or costs is indeterminable at this stage. Subsequent to year-end, Russia’s invasion of Ukraine has had a significant impact on commodity prices, including increased oil, gas, other commodities and gold prices. The oil price is a driver for a number of input costs for the Group, including diesel and transport costs, while gas prices have an impact on power costs and other commodity prices drive direct mining and processing costs. The Group has an oil hedge in place for 2022 that will mitigate some of the impact of an increase in the oil price on input costs. Management considered the impact of the high inflationary environment in the business planning process used to determine the 2022 operational plan and guidance. However, further significant increases in oil, gas and other commodity prices could further increase the prices the Group pays for products and services and could lead to increasing costs. Conversely, an increase in the gold price could increase the revenue for the Group and could have a positive effect on operating results. Gold Fields’ 2022 business plans are based on an average gold price of US$1,600/oz (R800,000/kg, A$2,100/ oz), while our exchange price assumptions are R15.55/US$1 and A$0.76/US$1. Our Group 2022 Scorecard on the next page (p36) shows our key performance indicators on how we plan to implement our strategy and achieve our guidance. We also list the initiatives to support these scorecard objectives. LONG-TERM GUIDANCE After a strong performance in 2021, South Deep is set to continue on the growth trajectory previously outlined. We expect production to grow by a further 20% – 30% to 345koz – 375koz over the next four years, with an increase of approximately 7% to 309koz – 312koz forecast for 2022. As we continue to deliver into the Damang Reinvestment plan, 2022 will be the last full production year at the mine, with production expected to be approximately 230koz for the year. Thereafter, we expect production to decline to approximately 150koz in 2023 with production for the last two years of life (2024 and 2025) derived from stockpile treatment. In the meantime, project studies are underway to determine whether life extension projects are financially viable. We will provide an update on these projects later in the year. Salares Norte continues to progress according to plan, and first gold remains on track for end Q1 2023. The plant is expected to take 12 months to ramp-up to full production. Based on this, we expect production of approximately 200koz in 2023, with 2024 – at almost a full year of production – to come in at approximately 550koz. Production at the other assets in the portfolio are expected to be stable over the next three years. Taking into account the above, we expect production for 2022 – 2024 to be: • 2022: 2.250Moz – 2.290Moz • 2023: 2.375Moz – 2.425Moz • 2024: 2.720Moz – 2.770Moz NOTE OF THANKS Coming into a new organisation can be a challenge, but the Company, particularly the Executive Committee, have been very supportive. We worked together well to develop the new strategy, and I know I can rely on their knowledge, experience and enthusiasm as we implement it. I would like to express my sincere gratitude to my fellow directors – particularly our outgoing Chairperson, Cheryl Carolus – for providing guidance and support in my first few months especially. Furthermore, the Board’s input and final stamp of approval was critical as we finalised the new strategy and 2030 ESG targets. As announced, Cheryl will be stepping down in June 2022 after 13 years on the Board, including the last eight as Chairperson. On behalf of all Gold Fields’ employees, I want to express our gratitude for her enormous contributions in guiding the Company through some tumultuous times. It is a credit to her leadership that Gold Fields is now in such good financial and operational shape, and widely considered to be one of the leaders in sustainable gold mining. Yunus Suleman will then take over as Chairperson and we wish him well in the new role. Finally, our substantive achievements would not have been possible without the hard work of the approximately 22,000 people of Gold Fields. I have not had the pleasure of meeting most of you face to face, but I plan to do so when I travel to our operations this year, Covid-19- related restrictions permitting. I know I can count on your support, skills and experience as we embark on this new journey at Gold Fields. Chris Griffith Chief Executive Officer 35

36 Gold Fields Integrated Annual Report 2021 OR GA NI SA TI ON AL CA PA CI TY 1 GROW THE VALUE AND QUALITY OF OUR PORTFOLIO OF ASSETS • Merger and acquisition opportunities • Divestment opportunities • Greenfields/Brownfields exploration strategy • Deliver Salares Norte 2 ENHANCE THE CAPABILITY OF OUR PEOPLE • Entrench requisite organisational principles • Enhance talent management strategy • Drive learning and development interventions • Future ways of working IN TE RN AL B US IN ES S PR OC ES SE S 5 IMPROVE QUALITY AND DELIVERY OF OUR PLANS • Strategic projects pipeline delivery initiative • Technical review initiative 6 INCREASE DISCIPLINE IN DELIVERING THE PLAN ST AK EH OL DE R 9 ADHERENCE TO ESG FRAMEWORK • Decarbonisation plan and execution (in line with net-zero commitments made) • Diversity strategy and plan • Water stewardship strategy and plan • Communities/stakeholder value creation • Tailings management • Catastrophic risks management 10 IMPROVE CONTROLS TO ELIMINATE FATALITIES AND SERIOUS INCIDENTS • Safety programmes • Mental wellbeing initiatives • Lead indicators for environment to be defined FI NA NC IA L 13 IMPROVE TSR 14 IMPROVE FCM 2022 Group Scorecard INITIATIVES TO SUPPORT THE SCORECARD OBJECTIVES In cr ea se v al ue f or al l s ta ke ho ld er s D el iv er o n ou r co m m it m en t t o ES G ORGANISATIONAL CAPACITY INTERNAL BUSINESS PROCESSES STAKEHOLDER FINANCIAL INCREASE VALUE FOR ALL STAKEHOLDERS • Cost of equity • Median performer in the peer group 13 IMPROVE TOTAL SHAREHOLDER RETURN (TSR) • Improve controls to eliminate fatalities and serious incidents (fatalities, serious injuries and serious environment incidents) • Reduction in carbon emissions • Increase in female representation • Adherence to tailings standards • Improve business, community and stakeholder value • Water stewardship • 90% delivery against all ESG strategic priority targets including: 9 ADHERENCE TO ESG FRAMEWORK • 80% progress on EHS scorecard (lead indicators) 10 IMPROVE CONTROLS TO ELIMINATE FATALITIES AND SERIOUS INCIDENTS DELIVER ON OUR COMMITMENTS TO ESG • 80% of key strategic planning projects implemented to deliver the selected case • 90% of sites meeting technical review standards in terms of adherence to strategic planning guidance (including capital and operating cost estimates) 5 IMPROVE QUALITY AND DELIVERY OF OUR PLANS • &plusmn;5% variance – metal – oz • &plusmn;5% variance of capital to plan (spend and correct projects) • &plusmn;5% variance – net operating cost • &gt;75% compliance to plan and schedule 6 INCREASE DISCIPLINE IN DELIVERING THE PLAN • One new asset added to portfolio that meets the criteria approved by the Board • 5% increase in internal valuation per share of portfolio using 2021 sustaining case as baseline 1 GROW THE VALUE AND QUALITY OF OUR PORTFOLIO OF ASSETS • 60% of D-band and above workforce assessed • 50% match of D-band individuals assessed to current role requirements 2 ENHANCE THE CAPABILITY OF OUR PEOPLE IAR

Gold Fields Integrated Annual Report 2021 IAR Governance and leadership 3 DRIVE CULTURE OF INNOVATION, HIGH PERFORMANCE AND INCLUSIVITY • Design, implement and measure the desired culture 4 INCREASE THE VALUE DELIVERED THROUGH MODERNISATION PROJECT • Develop holistic modernisation, technology and modernisation plan based on asset optimisation supported by business cases • Identify high priority modernisation and innovation opportunities • Revamp and accelerate modernisation programme (as part of the five-year (I&T) strategy review) 7 IMPROVE OPERATIONAL EFFICIENCIES THROUGH ASSET OPTIMISATION • Assessment of key value drivers for each site • Understanding capability histograms • Stability analysis and understanding variability data • Efficiency tracking for operations • Initiative identification business case, execution) and use case deployment (modernisation) 8 IMPROVE EFFICIENCY AND INTENSITY OF CAPITAL SPEND 11 IMPROVE ANALYST VALUATIONS OF OUR ASSETS • Execute targeted industry and analyst stakeholder engagement plan • Create holistic stakeholder engagement strategy 12 IMPROVE THE GOLD FIELDS BRAND WITH EMPLOYEES, HOST COMMUNITIES AND ALL OUR STAKEHOLDERS • Branding initiative 15 REDUCE DEBT Im pr ov e pe rc ep ti on o f v al ue • FCM at the business plan gold price (US$1,600) (US$78.9m) 14 IMPROVE FREE CASH-FLOW MARGIN (FCM) • Limit increase in net debt while funding Salares Norte and paying dividends at budget gold price and exchange rates • Target: US$124.6m 15 REDUCE DEBT IMPROVE PERCEPTION OF VALUE • 1.05x analyst valuations to internal valuations (selected cases) – for current assets at the same gold price 11 IMPROVE ANALYST VALUATIONS OF OUR ASSETS • 80% achievement of brand perception project implemented 12 IMPROVE THE GOLD FIELDS BRAND WITH EMPLOYEES, HOST COMMUNITIES AND ALL OUR STAKEHOLDERS • 90% of progress against asset optimisation project plan (from diagnosis to implementation) • 25 business critical initiatives identifi ed per site that enhance the value of the asset • &plusmn;8 reduction in variance on milled grade vs plan • % reduction in operating cost per tonne milled against 2021 baseline 7 IMPROVE OPERATIONAL EFFICIENCIES THROUGH ASSET OPTIMISATION • &gt;60% of approved capital allocated in accordance with their capital ranking and allocation framework • 70% capital projects executed in accordance with Board-approved plan (scope, schedule and cost) • 5% capital savings from completed capital projects 8 IMPROVE EFFICIENCY AND INTENSITY OF CAPITAL SPEND • 95% progress on mapping out the culture journey • % alignment to culture roadmap (metric year 2 onwards) 3 DRIVE CULTURE OF INNOVATION, HIGH PERFORMANCE AND INCLUSIVITY • 70% of digital infrastructure projects completed • 50% modernisation projects that comply with the quality framework milestones 4 INCREASE THE VALUE DELIVERED THROUGH MODERNISATION PROJECTS We are committed to achieving our vision of being the preferred gold mining company delivering sustainable and superior value. The delivery of this vision as well as our new purpose statement – creating enduring value beyond mining – will be achieved by implementing the three pillars of our strategy; maximising the potential from current assets through people and innovation, building on our leading commitment to ESG and growing the value and quality of our portfolio of assets. The group and operations have developed a range of objectives on how this strategy will be implemented. These objectives, their respective targets and linked initiatives are shown in the group 2021 Scorecard here: 37

38 Gold Fields Integrated Annual Report 2021 IN THIS SECTION Safety 40 Health and wellbeing 42 Fit-for-purpose workforce 44 Technology and innovation 48 Production and cost performance 49 Strengthening the balance sheet 54 Consolidated income statement, statement of fi nancial position and statement of cash-fl ow 57 IAR Dump truck at the Damang mine, Ghana

Gold Fields Integrated Annual Report 2021 IAR RELEVANT GROUP RISKS INFLATION/MINING COSTS Rising mining costs, including those relating to ESG SKILLS Attraction and retention of diverse talent and skills SAFETY Safety and health of our employees, including occupational illnesses 3 5 7 STRATEGIC PILLAR 1 Maximise potential from current assets through people and innovation We are going to use innovative mining methods and the talents and expertise of our people to get the most out of the mines we currently own. Ounces of gold produced 2.34Moz Adjusted free cash-fl ow US$463m Net debt/EBITDA ratio 0.40x 2021 PERFORMANCE HIGHLIGHTS 39

40 Gold Fields Integrated Annual Report 2021 Safety Our number one value – safety – drives our goal to achieve zero harm, as well as our target to eliminate all fatalities and serious injuries at our operations. Safety is critical to enabling performance across the Group. It is with deep sadness that we have to report that an employee at our South Deep mine in South Africa died in a mining incident in April 2021. Vumile Mgcine, a shaft timberman, succumbed to injuries sustained while attempting to unblock a chute outlet on an underground conveyor belt. To try to eliminate serious injuries and fatalities, South Deep has evolved its Safety Strategy, which builds on the Group strategy and rests on three human dimensions: motivation, mindset and method. It also places greater emphasis on people – especially the factors that influence decisions and behaviours. Each person at Gold Fields is expected to take personal accountability for safety based on the belief that all incidents are preventable. While technical solutions, strategies, rules and regulations contribute towards a safe workplace, these are rarely enough without also having a strong safety culture. We recorded nine serious injuries in 2021, almost half of which were slip and falls, compared with six in 2020. However, the severity of these injuries reduced during the year, as the duration and severity rates decreased by 30% and 41%, respectively. The long- term downward trend in injuries continued, with LTIFR reducing by 14% from 2020 – a new low for the Company – while the TRIFR was 10% lower than in 2020. Agnew’s performance is particularly noteworthy, as the mine last experienced an LTI in 2019. Our safety performance indicators combine lagging (fatalities and serious injuries) and leading indicators. Of the latter, all improved year-on-year, giving us confidence that the impact will soon be felt in the lagging indicators. Critically, we now average eight safety engagements for every 1,000 hours worked, almost double that of 2020. Reporting of near-miss incidents increased by 22% from 475 in 2020 to 581 in 2021. We promote the reporting of near-miss incidents to ensure lessons can be learnt, shared and preventative actions put in place Group safety performance (employees and contractors) 2021 2020 2019 2018 2017 Fatalities1 1 1 1 1 3 Serious injuries2 9 6 4 17 26 Lost time injuries (LTIs)3 30 32 38 34 52 Total recordable injury frequency rate (TRIFR)4 2.16 2.40 2.19 1.83 2.42 Severity rate5 19 32 23 1 We also recorded non-occupational fatalities at our mines during 2017 and 2018 2 Since 2019, we have applied Gold Fields’ definition in classifying serious injuries. In terms of this definition, a serious injury is one that incurs 14 days or more of work lost and results in one of a range of injuries detailed at www.goldfields.com/safety.php 3 LTI is a work-related injury resulting in the employee or contractor being unable to attend work for one or more days after the day of the injury. The employee or contractor is unable to perform any of his/her duties. LTIFR is per million hours worked 4 TRIFR = (fatalities + LTIs + restricted work injuries + medically treated injuries) x 1,000,000/number of hours worked 5 Severity rate = days lost to LTIs/hours worked x 1,000,000 to prevent more serious incidents in future. We reaffirmed our 2018 commitment to zero fatalities and serious injuries by including them in our 2030 ESG targets released in December 2021. These targets guide the work of our teams implementing ESG priorities at our operations and offices. Group Safety Strategy Gold Fields’ zero harm Safety Strategy focuses on three key, mutually supportive and comprehensive programmes: • Courageous Safety Leadership (CSL), is about motivating employees to display leadership • The Vital Behaviours programme seeks to influence employees to make the right choices • The Critical Control Management (CCM) approach within our safety systems In addition, all our operations are certified to ISO 45001, the leading health and safety management system standard. The CSL programme equips our employees with practical tools to become safety leaders, while also fostering an environment in which individuals feel empowered to speak out about unsafe behaviours. Improvements to our leading indicators are a positive sign of potential improvement. Over 5,800 employees attended CSL training in 2021 – exceeding our target of 4,500 people – despite continued Covid-19 restrictions. To date, over 16,000 people have been trained. CCM is a key tool used by Gold Fields to prevent incidents that have the potential to severely injure our people. We follow the approach outlined by the ICMM, and have learnt much from – and, we believe, contributed to – the efforts of our peers in the ICMM. CCM is a practical method of improving managerial control over rare but potentially catastrophic events – called material unwanted events (MUEs) – by focusing on critical controls. The first step is to identify controls for each MUE, in particular those controls that will prevent the event from occurring or mitigate the consequences. The absence or failure of a critical control will significantly increase the risk of an MUE occurring, despite the existence of other controls. We provide a level of external assurance over the critical controls in place for specific MUEs. IAR

Gold Fields Integrated Annual Report 2021 IAR Maximise potential from current assets We established regional environmental, health and safety (EHS) scorecards to improve performance at an operational level. These scorecards include leading and lagging key performance indicators (KPIs), along with Group- wide and regional KPIs. Scorecard targets of 80% were again set for 2021, which were achieved. Modernisation and the safety and health of our employees A key driver behind the further mechanisation and modernisation of our operations is to improve the safety of our employees. We established dedicated innovation and technology leadership teams in all regions to drive initiatives that will improve safety, cost and productivity. We made good progress on vehicle interaction technologies, with Tarkwa, Damang and Salares Norte installing collision awareness and fatigue management systems in their vehicle fleets. South Deep completed the design of a collision avoidance system using adaptive cruise controls in 2021, which is scheduled for deployment in 2022. Removing people from active mining areas is another focus at South Deep, supported by a drive to expand tele-remote loading and rock breaking from surface. Granny Smith upgraded their tele-remote loading to allow two machines to be operated from one surface chair. To improve the underground working environment, Gold Fields commenced with numerous underground battery electric vehicle trials. In 2021, St Ives received the first 50-ton battery truck in Australia; a matching loader is scheduled for delivery in early 2022. South Deep is also scheduled to receive an underground loader for trial this year while, last year, Granny Smith started trialling a rapid charge, battery power underground transport vehicle. These trials will allow Gold Fields to better understand battery vehicle options. Gold Fields also participates in the ICMM’s Innovation for Cleaner, Safer Vehicles (ICSV) programme, which is working with mining vehicle manufacturers to reduce or eliminate injuries from vehicle interactions, ensure a healthier underground working environment free of diesel emissions and reduce GHG emissions through electrification. Hygiene education funded by Gold Fields at a school near our Tarkwa mine in Ghana 41

42 Gold Fields Integrated Annual Report 2021 Health and wellbeing Covid-19 again dominated the Group’s occupational health and wellness efforts in 2021. The pandemic challenged our people and our business in many ways, though its impact seemed to be waning in early 2022. Gold Fields’ workforce may be exposed to a range of occupational health and wellness risks associated with, among others, Silicosis, Tuberculosis (TB), Noise-Induced Hearing Loss (NIHL) and Diesel Particulate Matter (DPM). The extent of the exposure risks differs from mine to mine as we operate both underground and open-pit mines. We comply with all occupational health regulations and, in countries where regulations have not yet been promulgated, we endeavour to follow industry best-practice standards. We are further guided by our goal of zero harm and consider the protection of employee health and wellness a fundamental human right. We also aligned our systems to manage occupational health with a CCM approach, as detailed on p40. Health programmes remain a key focus area at South Deep, also because of the prevalence of many chronic diseases in South Africa. We have developed a strategic framework for occupational health during 2020, which is supported by Group guidelines that are being rolled out across our operations. COVID-19 While the impact of Covid-19 on our operational performance was relatively limited during 2021, the impact on our workforce has been devastating. During 2021, we reported 17 deaths among our employees and contractors at South Deep, Tarkwa and Cerro Corona. It brings the total number of Covid-19-related deaths in the Company to 20. As at 13 March 2022, 6,599 employees and contractors had tested positive for Covid-19. The large number of positive Covid-19 cases reflects the high prevalence of Covid-19 in the communities neighbouring our operations in Peru, Ghana and South Africa. Vaccination remains our primary defence against the impact of the virus and, by mid-March 2022, 84% of our employees and contractors were already fully vaccinated. A further 31% have already received their booster vaccinations. Our Western Australian mines introduced mandatory vaccination for most job categories in line with state policy. Particular success was achieved in Ghana and South Africa, where relatively low take-up of vaccines within the population was not the case in Gold Fields’ workforce as a result of extensive communications campaigns and efforts to facilitate vaccination. In Chile and Peru, very high vaccination rates have been achieved, following successful efforts by those countries’ governments. Apart from the vaccination campaigns, we continue to support our workforce through, among other things, educational awareness programmes, implementing stringent safety protocols, rapid testing and offering medical assistance if employees contract the virus. Government-imposed restrictions and lockdowns had less of an impact in 2021 than in 2020, while workforce absence owing to positive Covid-19 cases or close contact with someone who had the virus had the greatest impact on our operations. Extensive testing regimes and ongoing organisation of the workforce in small teams assisted greatly in limiting the spread of Covid-19 among employees. During 2021, our operations spent approximately US$29m on Covid-19- related initiatives and interventions, such as specialised camp accommodation, testing equipment and facilities, additional labour costs and transport facilities. At our Salares Norte project in Chile, we had to cater for an additional 2,000- plus contractors on site during the construction process. Covid-19 expenditure in 2021 included US$2m spent on donations to assist governments and communities in their fight against the pandemic, while in Ghana the government imposed a US$5m Covid-19 health recovery levy. In 2020, total Covid-19-related spending amounted to about US$33m. Since the start of the pandemic in March 2020, a Group Exco Covid-19 crisis management team has met monthly to coordinate actions and strategies to mitigate the impact of the pandemic on our operations. Regular meetings of the Board’s Risk Committee have also been held to provide governance oversight. Regional and site committees perform similar roles. The latest Covid-19 statistics at our Group are displayed in the table below: Covid-19 report (as at 13 March 2022) Total Tested 188,131 Positive 6,599 Negative 181,156 Recovered 6,528 Vaccinated1 84% Deceased 20 1 Fully vaccinated. Private vaccinations by employees are not always declared Numbers exclude Asanko/Galiano DIESEL PARTICULATE MATTER Employees working with machinery in confined underground spaces, as well as those operating diesel- powered vehicles, are at risk of being exposed to DPM. The South African regulator has not yet promulgated an occupational exposure limit (OEL) for DPM; however, we align with the local industry limit of 0.16mg/m3. Pleasingly, DPM levels exceeding this limit continued to decrease, falling to 9% in 2021 – down from 10% in 2020. Fitment of advanced diesel particulate filters on load haul dumpers (LHDs) and dump trucks continued in 2021. South Deep also continuously reviews ventilation layouts to ensure optimal dilution in working places. In Australia, equipment filtration is a key part of our strategy to manage DPM in our underground mines. Our strategy also requires several additional controls to be in place, including maintenance schedules, IAR

Gold Fields Integrated Annual Report 2021 IAR Maximise potential from current assets ventilation requirements, operator training, monitoring protocols and corrective action processes for any exceedances of the OEL. Exceedances of the current OEL of 0.07mg/m3 per 12-hour shift in the Australian mines are rare. Open-pit mines in Ghana and Peru pose a lower risk to DPM exposure. Sampling at these mines shows that the effects of DPM exposure to personnel is insignificant, though it still has an environmental impact. As part of our drive to improve how we manage DPM exposure, we are working with the ICMM and its member companies on the ICSV programme (p48). NOISE-INDUCED HEARING LOSS Noise from machinery and equipment puts employees at risk of developing NIHL. We did not record any cases of NIHL in Ghana, Australia or Peru during 2021. However, five new cases of NIHL were reported at South Deep (2020: three). All new equipment has noise emissions below 107dB(A) to meet the 2024 industry targets. To reduce the risk of NIHL, South Deep continued its programme of providing employees with hearing protection. All new auxiliary fans purchased are sound attenuated and we continued to retrofit existing fans. We continue to work through the Minerals Council of South Africa to encourage OEMs to produce quieter equipment. HIV/AIDS Managing HIV/Aids remains an important issue at our South Deep mine. At South Deep, 917 employees were living with HIV/Aids in Q1 2022, a prevalence rate of 20% (2020: 17%). This increase is mainly due to employees and contractors self-declaring in response to increased attention to chronic diseases and the risks they pose in combination with Covid-19. We offer voluntary counselling and testing (VCT) to prospective and permanent employees, including contractors, with the bulk of the workforce undergoing VCT in 2021. Free highly active anti-retroviral therapy (HAART) is provided to HIV- infected employees, and there are currently 903 employees enrolled in this programme (2020: 657). Our employees’ dependants can also receive HAART via the Company’s medical aid schemes. In Ghana, where the national HIV/ Aids rate is less than 2%, employees and contractors have access to a free, confidential VCT programme. During 2021, 41% of the workforce participated in this programme. No new positive HIV/Aids cases were identified among employees. Six employees are on HAART at present. DUST, SILICOSIS AND TUBERCULOSIS Silicosis and TB are common in the South African mining industry, mostly due to the dusty underground environment, but also as a result of living conditions for many workers who do not live on mine property. The industry has been focusing on addressing these issues at mine sites. South Deep’s dust mitigation strategy entails installing automated dust suppression systems in high- risk areas, eliminating excessive exposures for LHD and dump truck operators, and pressurising drivers’ cabins with filtered air. The number of Silicosis cases submitted to the health authorities increased from 10 in 2020 to 12 in 2021. With one exception, these employees had all been working in the mining industry for between 30 and 40 years. All employees diagnosed with Silicosis are initiated on a six-month course of TB prophylaxis and allocated restricted duties to minimise the risk of further exposure to dust. The mine’s medical team continues to educate our workforce and provide counselling during medical reviews and screening. Our reduction in hostel room occupancy rates below one person per room has assisted in reducing rates. In May 2018, Gold Fields and five other gold companies in South Africa, and legal representatives of former mineworkers suffering from Silicosis and TB, reached an historic settlement in a Silicosis class action case. The gold companies contributed over R5.2bn (US$400m) towards a settlement trust fund. Gold Fields contribution to this was R297m (US$21m). The Tshiamiso Trust is responsible for ensuring that all eligible current and former mineworkers across southern Africa with Silicosis or work-related TB (or their dependants where the mineworker has passed away) are compensated. As at 1 March 2022, the Trust had paid out R199m (US$13m) to 2,174 industry claimants. Cardio-respiratory tuberculosis (CRTB) and chronic obstructive airways disease (COAD) cases continued to decline in 2021. During the year, South Deep recorded eight employees with CRTB, compared with 13 in 2020. One employee at South Deep was reported with COAD during 2021 (2020: three). MENTAL WELLBEING OF EMPLOYEES In accordance with Australian industry guidelines, we developed mental health plans tailored to each site’s unique needs. We took a consultative approach to help ensure actions are effective and aimed at enhancing employee wellbeing. Specific activities include access to mental health professionals and site-based counsellors, employee awareness sessions and the availability of mental health first aiders. Employee training also focused on reducing the stigma of mental health and enhancing wellbeing through supporting nutrition and sport programmes. Over the next 12 months, we will develop a mental health-specific strategy to streamline activities, along with additional initiatives that enhance wellbeing. Our learnings from the approach to mental health in Australia are being used to formulate a framework applicable to all regions within Gold Fields and will serve as guidance for our operations to continually improve their approach. 43

44 Gold Fields Integrated Annual Report 2021 Fit-for-purpose workforce In a year still dominated by the Covid-19 pandemic, keeping our people safe, healthy and productive was our driving focus. As a Company, we successfully managed a hybrid working environment, with our workforce on site and administrative and office staff working from home. In the latter part of the year, we saw a gradual transition back to the office as the Covid-19 protocols in the regions allowed. Our new ways of working were stress tested and the resilience of the workforce was clearly demonstrated. We also advanced our diversity and inclusion strategy; updated and modernised our talent and job architecture as part of our drive to attract, develop and retain top skills; and continued to prioritise the number of employees from our host communities. A key focus in 2021 was the announcement of a long-term target of 30% female gender representation by 2030, which has been widely communicated. While Gold Fields already ranks highly in comparison with other mining companies in terms of gender representation, there is significant room for further improvements. Gold Fields’ workforce of 22,110 people comprises 16,153 contractors – this is significantly higher than in previous years due to the construction of our Salares Norte project in Chile, which is almost exclusively carried out by contracted firms employing over 4,000 people. Workforce by Group and region (end-December) Total workforce Employees Contractors Proportion of nationals1 2021 2021 2020 2021 2020 2021 Americas 6,903 639 568 6,264 3,700 98% Australia 3,440 1,773 1,668 1,667 1,330 77% South Africa 4,510 2,317 2,226 2,193 1,801 86% West Africa 7,138 1,109 1,063 6,029 5,940 99% Corporate 119 119 116 0 0 72% Total 22,110 5,957 5,641 16,153 12,771 87% 1 Employees only Key human resources metrics (end-December) Category 2021 2020 2019 2018 2017 Total workforce 22,110 18,412 17,656 17,611 18,594 Historically Disadvantaged Persons (HDPs) employees (%)1 75 73 59 72 71 HDPs employees – senior management (%)1 53 51 52 43 57 Minimum wage ratio2 1.78 1.71 1.97 2.40 2.43 Female employees (%) 22 20 20 19 16 Ratio of basic salary men to women 1.30 1.31 1.14 1.25 1.25 Employee wages and benefits (US$m)3 463 412 395 442 506 Average training spend per employee (US$) 1,397 1,211 1,912 2,469 2,258 Employee turnover (%) 12 6 16 354 6 1 South Deep and Corporate Office only: Excluding foreign nationals but including white females 2 Entry-level wage compared with local minimum wage. This ratio excludes Ghana, as the region only employs management-level employees with the transition to contractor mining 3 This excludes benefits paid to employees working on capital projects 4 High turnover due to South Deep restructuring and transition to Tarkwa contractor mining Beyond this, the composition of the key demographic groups among our workforce remained stable during 2021 when compared with previous years. Women account for 22% of our total Group workforce and 23% of our leadership positions. In total, 75% of employees in South Africa are Historically Disadvantaged Persons (HDPs) and just 1% of employees at our Ghanaian operations are expatriates. The Group’s long-term focus on host community employment also changed our workforce profile, and host community members comprise 54% of our workforce (2020: 53%). Importantly, this aligns with our strategy of creating value for the communities in the regions where we operate (p78 – 83). IAR

Gold Fields Integrated Annual Report 2021 IAR Maximise potential from current assets SUPPORTING EMPLOYEES DURING COVID-19 The Covid-19 pandemic continued to challenge our people and operations, and is set to continue doing so during 2022, albeit less severely. It has taken a terrible toll on our employees – as at mid-March 2022, 20 employees or contractors have tragically passed away after contracting the virus, while 6,599 of our colleagues tested positive for Covid-19. Vaccination remains our primary defence against the impact of the virus and, by mid-March 2022, 84% of our employees and contractors were already fully vaccinated while a further 31% already received their booster jabs. Our Western Australian mines introduced mandatory vaccination for all job categories in line with government policies. At South Deep, we implemented a risk-based mandatory vaccination approach, in terms of which employees in higher risk categories have to be vaccinated. In Ghana, Chile and Peru, mandatory vaccination is not yet permitted. Apart from vaccination campaigns, we continue to support our workforce through, among other things, educational awareness programmes, stringent safety protocols, rapid testing and offering medical assistance if they contract the virus. During 2021, our operations spent approximately US$29m on Covid-19- related initiatives and interventions, such as specialised camp accommodation, testing equipment and facilities, additional labour costs and transport facilities. This includes US$2m in donations to assist governments and communities in their fight against the pandemic, as well as a US$5m Covid-19 levy in Ghana. In 2020, total Covid-19- related spending amounted to about US$33m. As a result of the high rate of Covid-19 infections, South Deep in South Africa and Cerro Corona in Peru were the most affected during 2021, mostly due to the impact of government-imposed regulations to curb the spread. However, the impact on overall Group production was limited to just under 30koz. At our Salares Norte project in Chile, the Company had to cater for an additional 2,000-plus contractors on site during the construction process. This was facilitated successfully, with no major Covid-19-related delays to the construction programme to date. Since the start of the pandemic in March 2020, a Group Exco Covid-19 Crisis Management Team has met regularly to coordinate actions and strategies to mitigate the impact of the pandemic on our operations. Regional and site committees performed similar roles. The Board’s Risk Committee has also been meeting regularly to provide governance oversight. The mental health of our employees during lockdown and isolation was also a key consideration during the year, particularly among office and administrative staff who worked mostly from home. All employees have access to free, confidential counselling and support services all hours of the day. While some employees found remote work challenging, others embraced it. The Group and regions are reviewing Gold Fields’ flexible work policies during 2022. Covid-19 will undoubtedly continue to disrupt our operations and people during 2022, though the impact will likely be less severe. NEW WAYS OF WORKING As part of developing Gold Fields’ new strategic priorities – which includes a commitment to enhance our ESG priorities and prepare for more mechanised and digitised mines – we need to adjust to new ways of working, such as: • Building a diverse and inclusive workplace • Enabling cultural transformation • Attracting, retaining and developing the right skills Our training and development efforts focus on equipping our people with the skills required by an evolving mechanised, modernised and automated mining industry. In 2021, we invested US$1,397 per employee in training (2020: US$1,211). In response to increased virtual working, we raised the number of online training courses to enable our employees to access learning content easily. We also advanced our virtual reality training in operations like South Deep, and modernised training content and delivery mechanisms. Our Leadership Competency Framework is an important part of our talent attraction and leadership development strategy. It focuses on leadership’s ability to create an inclusive and enabling culture, demonstrating leadership excellence and building a credible brand. During 2021, we incorporated further competencies required to address the critical ESG issues in the Company. Critical role turnover for the Group was 3.5% against a target of 5%. This was higher in Western Australia, where the restrictions on labour movement to the state during the pandemic increased competition for and recruitment of WA-based skills between mining companies. Attracting the next generation of workers to the mining industry is a key focus, and we therefore continue to track the age profile of our workforce. Competitive benefits, flexible working arrangements and opportunities for growth, development and mentorship are, inter alia, aimed at attracting a diverse set of skills. We continued to move HR processes to digital platforms that allow for employee self-service, enhanced mobile systems for engagement and performance management, and e-learning and big data analytics to track people- related metrics. TALENT MANAGEMENT During 2021, as part of our efforts to modernise our talent strategy and attract and retain the right people in Gold Fields, we focused on developing a Group-wide 45

46 Gold Fields Integrated Annual Report 2021 job architecture that details the knowledge, skills, qualifications, behavioural and technical competencies required for all jobs in Gold Fields. This architecture maps out career pathways available to employees and creates greater transparency for employees on the role requirements and assists line managers and their teams to design appropriate development plans. The job architecture not only talks to current role requirements, but also some of the new emerging roles and competencies we will require as a business to deliver against our strategy. This approach to talent management we believe is not only attractive to employees but also helps create line manager capability in developing others. BUILDING A DIVERSE AND INCLUSIVE WORKFORCE Gold Fields recognises that the diversity and talent of our people will support our efforts in developing and retaining a diverse and talented workforce to ensure business growth and performance. At the same time, having a sound and equitable diversity and inclusion strategy benefits individual employees and our organisation as a whole, while also addressing societal expectations – particularly in terms of greater gender diversity. Our diversity and inclusion strategy, launched in 2019, has three focus areas – workforce diversity, workplace inclusion, and sustainability and accountability – and sets a roadmap for how we can achieve our business and people goals over a five-year period. In setting targets for diversity and inclusion, Gold Fields focused on representation across all aspects of the employee lifecycle, including attraction, development, promotion and attrition. In doing this, we can ensure we identify our diversity gaps at a more comprehensive level. This allows us to target actions at the areas and employee lifecycle points where we need to improve. We developed a diversity and inclusion dashboard that captures and measures all aspects of representation across the employee lifecycle, including: • Diversity workforce profile • Retention • Talent management • Inclusive mindset (cultural aspects that foster a diverse and inclusive workplace) The dashboard seeks to measure lead indicators such as succession planning, climate survey results, risk of staff departures and other key factors that drive our workforce make-up in the long term. We believe that this focus on lead indicators represents a more comprehensive approach to achieving a workforce that reflects the demographics of the countries in which we operate, while at the same time addressing the skills needs of modern, automated gold mines. We will continue to focus on increasing female representation within Gold Fields and, in December 2021, announced a 30% female gender representation target by 2030. All our regions have been tasked with comprehensively reviewing and setting targets for: • Percentage of our workforce classified as women • Percentage of women in leadership roles (D-band and above) • Percentage of women in core mining roles Importantly, these targets will be used for the first time to determine long-term incentive awards and will rely on a strong gender bias in terms of skills development, internal promotions and recruitment of new talent. Across our global workforce, 22% of Gold Fields’ employees are women (2020: 20%). Some 54% work in core mining activities, while 23% of our leadership teams are women (2020: 21%). Three out of our 10 Board members are women, including the outgoing Chairperson. While these numbers indicate plenty of room for improving gender diversity, we have come some way over the past five years. In 2016, only 16% of our workforce were women, 15% at management level and only 8% of our women worked in core mining roles. Among other key statistics for 2021 is the ratio of basic salary for men to women, which was 1.30 in 2021 (2020: 1.31). Among employees exiting the business during 2021, 23% (2020: 22%) were women and 77% men (2020: 78%). Gold Fields was also included in the Bloomberg Gender-Equality Index (GEI) for the fourth year in a row. We were one of 418 companies globally included in the 2022 GEI. SEXUAL HARASSMENT Over the past 12 months, there has been an alarming number of reports of women working in the Western Australian resources industry who have been sexually harassed, assaulted or discriminated against in other ways. In February 2022, Rio Tinto released a report that highlighted widespread sexual harassment and violence across its global operations. As a result of these developments, the Western Australian government commenced a Parliamentary Inquiry into the treatment of women in the resources industry. This is ongoing. While the focus of public attention has been on the Western Australian mining sector, we believe this is a fundamental issue at mines globally. We also recognise that sexual assault, sexual harassment, discrimination and less favourable treatment towards women is a societal issue, and we firmly believe Gold Fields, as a subset of society, will also need to work to manage these issues. However, as we have demonstrated with safety, our Company can develop a stronger, more positive culture which, we believe, can be a positive contributor to a shift in culture in the areas and communities surrounding our operations. Fit-for-purpose workforce continued IAR

Gold Fields Integrated Annual Report 2021 IAR Maximise potential from current assets In 2021, our Australian region conducted an external review into this matter, along with a separate internal review into inclusivity and diversity within our business. From this process, our Australian business has established that instances of sexual harassment, violence and discrimination have taken place in our business. The region has prepared a detailed action plan, which is currently being implemented to ensure all employees – including women and other underrepresented groups – have a respectful, safe and inclusive workplace. Over the past few years, we have implemented a number of programmes and initiatives at Group level that, we believe, are important tools to address sexual harassment directly and the issues underlying it. These include: • Proactively recruiting and promoting women and members of other disadvantaged groups • Supporting programmes that seek to combat gender-based violence in our society and the workplace • Communication campaigns to educate the workforce on our stance on sexual harassment • Upgrading living facilities at our sites where employees reside in mine accommodation • Developing a diversity and inclusion dashboard • Developing a diversity policy and rolling out unconscious bias training • Launching a new Harassment and Sexual Harassment Policy • Rolled out an e-learning module on diversity and harassment • Conducting climate surveys and providing a safe space for our employees to speak up In response to the Rio Tinto report and the work already conducted by our Australian region, we will commission a comprehensive and independent review of these matters across the rest of our operations. This will include a review of how to create an environment in which women and other underrepresented groups can come forward and disclose their experiences as well as an update of our policies and standards. Underpinning this work is an understanding by all Gold Fields employees that any form of sexual assault, sexual harassment or any other form of bullying, discrimination or poor treatment towards any person in our business, is completely unacceptable and will not be tolerated. ORGANISED LABOUR We remain committed to engaging with our workforce on all material issues that affect them. We uphold employees’ rights to freedom of association and collective bargaining, and ensure our contractors also abide by these standards. Trade union membership among our employees is 73% at South Deep, while, in Peru, 24% of our direct workforce and 8% of the contractor workforce are unionised. In Chile, 8% of our employees belong to a trade union. In Ghana, we have no union members among employees due to our transition to contractor mining at Tarkwa and Damang. Contractor union membership in Ghana is estimated to be 86%. In Australia, an estimated 3% – 6% of employees belong to unions. In March 2022, the overwhelming majority of employees at Gold Fields’ Australian operations supported a new four-year Enterprise Agreement, which includes a comprehensive package of benefits such as enhanced parental leave, early access to long-service leave entitlements, and a new paid cultural leave entitlement for Indigenous Australian employees. The package also includes new site allowances and a retention bonus. While union relationships have historically been strained at South Deep, we continue to foster a positive working relationship that is embodied in a three-year wage agreement signed in 2021, and in our joint efforts to mitigate the impacts of Covid-19 on our workforce. REMUNERATION POLICY Our remuneration structures are designed to stimulate and incentivise high performance through market-related base pay and benefits, attractive performance-driven incentives, as well as recognition and retention programmes. The core objective of our Remuneration Policy is to attract, retain and motivate top talent to deliver superior results. The Company is acutely aware of the global concern around excessive executive remuneration, fair and responsible remuneration between management and junior-level employees, as well as pay disparities between genders. We believe our approach to short and long-term remuneration is substantively fair and consistently applied throughout the Group. Gold Fields’ Remuneration Policy drives and incentivises the achievement of our strategy, and continuously supports the creation of stakeholder value by aligning performance with commensurate levels of reward. In this way, we align stakeholder interests. For the first time this year, our incentive structures included ESG targets in the area of climate change and diversity. For details of our Remuneration Policy and 2021 remuneration and incentive payments to executives and directors, refer to our Remuneration Report on p28 – 60 of our 2021 AFR, which can be accessed at https://www.goldfields.com/ integrated-annual-reports.php 47

48 Gold Fields Integrated Annual Report 2021 Technology and innovation Gold companies globally are being challenged by increasing costs, dropping grades and remote ore bodies. One way of addressing these challenges is through modernisation, which can deliver a safer working environment, improve efficiencies and production, reduce costs and limit their environmental impact. Ultimately, the ideal end state is a decarbonised, zero- emission sustainable mine that embraces innovative technology and provides a safe working environment for all. At Gold Fields, we continued to embed technology and innovation as part of the three key strategic pillars adopted by the Group during 2021. Specifically, our first strategic pillar seeks to “maximise the potential from our current mines through people and innovation”. Based on this, we will conduct a full business analysis across the Company in 2022 to determine the appropriateness of our innovation and modernisation programmes, as they relate to asset optimisation and business improvement frameworks. Gold Fields’ modernisation plan stretches across three horizons: • Horizon 1: The foundational phase to visualise the operations through real-time data and, using these business insights, plan the approach for Horizon 2 • Horizon 2: The transformational phase to integrate and optimise processes and systems over a three to seven-year period • Horizon 3: The Gold Fields Mine of the Future, delivering the future state of the Group We made significant progress on Horizon 1 projects and programmes, and some operations have already transitioned to Horizon 2. Many of the projects have significant safety and health benefits for our workforce, including collision avoidance and awareness in vehicles, tele-remote operations, and trialling underground zero- emission vehicles. Details of these initiatives can be found on p41. A key focus of Horizon 1 was to install advancements in digital infrastructure and ICT technology at our mines as the backbone for running technology for other modernisation programmes. Some of these programmes undertaken in 2021 include: • The expansion and upgrade of the wireless network at South Deep, which we completed in 2021 • A focus on leveraging LTE (4G) technology for mining, including expansions at St Ives and Gruyere in Australia. We will also commission a new 4G installation at Salares Norte in 2022 • Standardisation of so-called digital drift systems across underground mines as an alternative lower- cost communication technology. This technology uses coaxial cables similar to digital television providers, with a significant advantage being that traditional electrical teams can install and maintain these systems • The roll-out of mobile devices similar to iPads to collect and automatically report production data, especially in our underground operations Horizon 2 deployments largely focused on establishing state-of- the-art control facilities to oversee mining processes. So far, three mines made progress on this: • Cerro Corona completed an advanced process control review during 2021, with a full deployment scheduled later in 2022 to drive processing optimisation at the operation • A state-of-the-art centralised mine operating centre was commissioned and is in operation at Granny Smith. It hosts a new integrated operating platform designed using the latest manufacturing standards • South Deep expanded its surface operating centre by installing telemetry on machinery There are a number of other technology initiatives underway, including the rollout of renewable energy grids at most of our operations as part of our decarbonisation journey to reduce our Scope 1 and 2 emissions by 30% by 2030. As part of this, we partnered with leading independent power producers (IPPs) – many of whom have provided latest renewable technologies in powering our mines. See p69 for details. In working with our peers in the ICMM, we also developed a cleaner, safer vehicles roadmap for underground and open-pit operations, each with context- specific projects within the three horizons. The introduction of zero-emission vehicles will mean step changes for the safety and health of our workforce and the environmental impacts of our operations (see p41). Modernisation extends beyond technology, however. Perhaps, most importantly, it will mean introducing a diversity of new skills, specialists and technical role to our Company, reskilling and upskilling people to adapt in an agile environment and improving performance management systems. Central to our people-focused modernisation plan is the development of a culture of diversity and agility to ready us for the new world of work. IAR

Gold Fields Integrated Annual Report 2021 IAR Maximise potential from current assets Production and cost performance The 2021 financial year was another challenging period for the gold sector, with the prolonged Covid-19 pandemic requiring a dynamic operating approach and, consequently, exacerbating the cost and complexity of mining. All regions in which we operate diligently maintained strict operating procedures to comply with Covid-19 protocols and prioritise the health and wellbeing of our employees and other stakeholders. We continued to conduct rigorous Covid-19 testing of site-based employees and visitors, and any person who tested positive was isolated and treated. We also maintained strict social distancing measures on site, with employees working remotely as much as possible. This included employees at the Group’s head office, which reopened in January 2022. To protect our people and limit the impact on production, our operations shifted focus to providing vaccinations to employees and contractors during the second half of the year. By the middle of March 2022, 84% of our workforce was fully vaccinated, which has emerged as our primary defence against the pandemic. Cerro Corona and South Deep were the most significantly impacted by Covid-19 during 2021. South Deep revised its production guidance down by 300kg (9.6koz) at the end of Q1 2021 due to the impact of Covid-19, but managed to recover the shortfall during the remainder of the year. In Peru, the combined effects of unseasonably high rainfall and Covid-19 caused Cerro Corona to also downgrade its gold production guidance at the end of the first quarter, with the mine taking 20koz off its full-year gold outlook. Covid-19 also impacted construction activities at Salares Norte during 2021, with total project progress of 63% falling slightly short of the planned 65% at year-end. Encouragingly, critical path items of the plant construction remained on track and the project is still expected to pour first gold towards the end of Q1 2023. For more information on Salares Norte’s progress, refer to p97. Despite the impact of the pandemic, the Group maintained and met production and AIC guidance for 2021 – a rare feat in the gold mining industry. Group operational performance   2022 guidance1 2021 actual 2021 guidance 2020 actual Prod (Moz) AIC (US$/oz) Prod (Moz) AIC (US$/oz) Prod (Moz) AIC (US$/oz) Prod (Moz) AIC (US$/oz) Group 2.25 – 2.29 1,370 – 1,410 2.34 1,297 2.30 – 2.35 1,310 – 1,350 2.24 1,079 1 Excluding Asanko Despite the Covid-19 challenges, Gold Fields’ attributable gold- equivalent production increased by 5% to 2.34Moz in 2021 (2020: 2.24Moz) and was at the upper end of guidance of 2.30Moz – 2.35Moz. AIC for 2021 was US$1,297/oz, a 20% increase from US$1,079/oz in 2020 driven by increased project capex at Salares Norte and stronger exchange rates in Australia and South Africa. This was below the lower end of guidance, which ranged between US$1,310/oz – US$1,350/oz. Using 2020 exchange rates, AIC would have been US$1,236/oz – a 15% increase year- on-year. Excluding the increased capital costs at Salares Norte, and normalising the exchange rate differences by using the 2020 exchange rates for South Africa and Australia, AIC would have increased year-on-year by 5% to US$1,089/oz, up from US$1,038/oz in 2020. AISC for the year amounted to US$1,063/oz (2020: US$977/oz), slightly higher than the guidance range of US$1,020/oz – US$1,060/oz. At 2020 exchange rates, AISC would have been US$1,006/oz in 2021. 2021 was a year of significant capex for Gold Fields, driven primarily by the increase in project capex to US$375m at Salares Norte. The Group maintained capex levels that, we believe, are important to ensure the longevity of the portfolio. Total capex (excluding Asanko) increased to US$1,089m from US$584m in 2020. This comprised sustaining capex of US$576m and project capital of US$513m. The increase in sustaining capex is mainly attributable to increased expenditure on capital waste mining and TSFs at Tarkwa, solar plant construction and TSF extension at South Deep, and increased development and waste stripping activities at our Australian operations. Regional capex included: • Americas: At Cerro Corona, capex increased by 12% to US$56m in 2021 from US$50m in 2020, mainly due to the replacement of a crusher in the process plant in response to an increase in ore hardness. We spent capex of US$375m on Salares Norte during 2021 (2020: US$97m) as construction progressed to 63% completion at the end-2021 • Australia: Our Australian mines increased capex from A$319m (US$220m) in 2020 to A$447m (US$336m) in 2021, mainly due to spending at our St Ives mine on increased development and a paste plant at the Invincible underground mine, as well as pre-stripping of the Neptune and Delta Island open-pit mines • South Africa: As previously guided, total capex at South Deep increased by 64% year-on-year to R1,320m (US$89m) in 2021 from R804m (US$49m) in 2020. The increase in capex was driven by a number of projects, including the construction of the 50MW solar plant 49

50 Gold Fields Integrated Annual Report 2021 • West Africa: Total capex (excluding Asanko) increased to US$232m in 2021 from US$167m in 2020, driven by higher capital waste stripping and construction of a new TSF at Tarkwa 2022 guidance In 2022, attributable gold equivalent production (excluding Asanko) is expected to range between 2.25Moz and 2.29Moz. AISC is expected to be between US$1,140/oz and US$1,180/oz, with AIC expected to be between US$1,370/oz and US$1,410/oz. Regional performances Australia region 2022 guidance 2021 actual 2021 guidance 2020 actual Prod AIC Prod AIC Prod AIC Prod AIC St Ives 380koz A$1,585/oz (US$1,205/oz) 393koz A$1,385/oz (US$1,040/oz) 360koz A$1,410/oz (US$1,060/oz) 385koz A$1,266/oz (US$873/oz) Agnew 251koz A$1,765/oz (US$1,340/oz) 223koz A$1,741/oz (US$1,308/oz) 240koz A$1,625/oz (US$1,220/oz) 233koz A$1,528/oz (US$1,053/oz) Granny Smith 267koz A$1,710/oz (US$1,300/oz) 279koz A$1,545/oz (US$1,161/oz) 265koz A$1,600/oz (US$1,200/oz) 270koz A$1,465/oz (US$1,010/oz) Gruyere (50%) 155koz A$1,265/oz (US$960/oz) 123koz A$1,541/oz (US$1,158/oz) 140koz A$1,330/oz (US$1,000/oz) 129koz A$1,350/oz (US$931/oz) Region 1,053koz A$1,612/oz (US$1,225/oz) 1,019koz A$1,526/oz (US$1,146/oz) 1,005koz A$1,500/oz (US$1,125/oz) 1,017koz A$1,388/oz (US$957) Production and cost performance continued If we exclude project capex at Salares Norte, AIC is expected to range between US$1,230/oz and US$1,270/oz. Total capex for 2022 is expected to be between US$1.050bn and US$1.150bn. The exchange rates used for our 2022 guidance are: R/US$15.55 and US$/A$0.76. The Australia region is the largest producer in Gold Fields’ portfolio, with the four mines contributing 44% to Group attributable production in 2021. The mines delivered another strong operational performance during the year, maintaining annual production above the 1Moz level – a milestone achieved in 2020 for the first time since 2015. In 2021, gold production increased marginally to 1,019koz from 1,017koz in 2020. AIC increased by 10% to A$1,526/oz (US$1,146/oz) from A$1,388/oz (US$957/oz) in 2020 due to higher capex and higher cost of sales before amortisation and depreciation resulting from inflationary increases. Western Australia experienced challenging labour market conditions during 2021, driven by Covid-19-related travel restrictions and buoyant commodity markets. Consequently, there was an increase in labour inflation due to a combination of higher wage increases driven by labour shortages, as well as several retention measures introduced to limit the turnover of critical skills. We expect 2022 to be another year of higher-than-normal labour inflation as these skills challenges persist for at least the first half of the year. The Australia region reported adjusted FCF of A$621m (US$466m) in 2021 compared with A$723m (US$498m) in 2020. Mine performances At St Ives, production increased by 2% to 393koz in 2021 from 385koz in 2020, which is 9% above guidance of 360koz. AIC increased by 9% to A$1,385/oz (US$1,040/oz) in 2021 from A$1,266/oz (US$873/oz) in 2020 due to higher underground production costs and increased capex. Capex was up by 29% to A$138m (US$103m) in 2021 from A$107m (US$73m) in 2020, reflecting increased development at the Invincible underground mine and pre-stripping of the Neptune stage 7 and Delta Island open pits, as well as the cost of constructing a paste plant at Invincible underground. St Ives generated adjusted pre-tax free cash-flow of A$354m (US$266m) for the year. A review of the mine’s brownfields exploration activity in 2021 is detailed on p98. 2022 guidance: • Gold production: 380koz • Capex: A$148m (US$113m), of which A$127m (US$97m) is sustaining capex and A$21m (US$16m) non-sustaining capex • AISC: A$1,485/oz (US$1,130/oz) • AIC: A$1,585/oz (US$1,205/oz) At Agnew, gold production decreased by 4% to 223koz during the year from 233koz in 2020 – 7% lower than guidance of 240koz. Agnew was particularly hard hit by Covid-19- related challenges during 2021, which impacted the main mining contractor’s ability to source labour. As a result, AIC increased by 14% to A$1,741/oz (US$1,308/oz) in 2021 from A$1,528/oz (US$1,053/oz) in 2020, which was also due to lower gold sold and increased capex, partially offset by lower production costs. Total capex increased by 56% to A$117m (US$88m) in 2021 from A$75m (US$52m) in 2020. Sustaining capex increased by 19% to A$75m (US$56m) in 2021 from A$63m (US$44m) in 2020 IAR

Gold Fields Integrated Annual Report 2021 IAR Maximise potential from current assets due to increased underground development, as well as upgrades to the underground ventilation infrastructure. Non-sustaining capex increased by 246% to A$43m (US$32m) in 2021 from A$12m (US$9m) in 2020 due to the development of new ore bodies at the Waroonga and New Holland underground mines, the crusher circuit upgrade and increased exploration drilling. Agnew generated adjusted pre-tax free cash-flow of A$149m (US$112m) in 2020 compared with A$192m (US$132m) in 2020. A review of the mine’s brownfields exploration activity in 2021 is on p98. 2022 guidance: • Gold production: 251koz • Capex: A$127m (US$97m), of which A$85m (US$65m) is sustaining capex and A$42m (US$32m) non-sustaining capex • AISC: A$1,540/oz (US$1,170/oz) • AIC: A$1,765/oz (US$1,340/oz) At Granny Smith, production increased by 4% to 279koz in 2021 from 270koz in 2020, which was 5% ahead of the 265koz guided for the year. AIC increased by 5% to A$1,545/oz (US$1,161/oz) in 2021 from A$1,465/oz (US$1,010/oz) in 2020 due to increased capex and cost of sales before amortisation and depreciation, partially offset by higher gold sold. Total capex increased by 39% to A$134m (US$100m) in 2021 from A$96m (US$66m) in 2020. Sustaining capex increased by 25% to A$86m (US$64m) in 2021 from A$69m (US$47m) in 2020 due to increased mine development in the Zone 110/120 areas. Non- sustaining capex increased by 73% to A$48m (US$36m) in 2021 from A$28m (US$19m) in 2020 due to increased development in the Z135 area and the second decline of the Wallaby underground mine. When completed, the second decline will reduce congestion in the main decline and support short interval control measures to maintain the production profile. The mine generated adjusted pre-tax free cash-flow of A$214m (US$161m) in 2021 compared with A$224m (US$155m) in 2020. A review of the mine’s brownfields exploration activity in 2021 is on p98. 2022 guidance: • Gold production: 267koz • Capex: A$130m (US$98m), of which A$94m (US$71m) is sustaining capex and A$36m (US$27m) non-sustaining capex • AISC: A$1,530/oz (US$1,165/oz) • AIC: A$1,710/oz (US$1,300/oz) At Gruyere, a 50/50 JV with Gold Road Resources, gold production decreased by 5% to 247koz (on a 100% basis) in 2021 from 258koz in 2020 due to a decrease in grade of ore mined and processed, as well as processing plant issues early in the year. AIC increased by 14% to A$1,541/oz (US$1,158/oz) in 2021 from A$1,350/ oz (US$931/oz) in 2020 due to lower gold sold and a A$15m (US$11m) increase in processing costs associated with plant reliability projects as well as increased capex. Capex (on a 50% basis) increased by 43% to A$58m (US$44m) in 2021 from A$41m (US$28m) in 2020, driven by pre-stripping of stages 2 and 3 of the pit. Gruyere generated adjusted pre-tax free cash-flow (on a 50% basis) of A$79m (US$60m) in 2021 compared with cash-flow of A$110m (US$76m) in 2020. 2022 guidance: • Gold production: 290koz – 330koz (100% basis) • Capex: A$90m (US$68m), of which A$84m (US$64m) is sustaining capex and A$6m (US$4m) non-sustaining capex • AISC: A$1,245/oz (US$945/oz) • AIC: A$1,265/oz (US$960/oz) Americas region Production overview 2022 guidance 2021 actual 2021 guidance (revised) 2020 actual Gold-only production 120koz 113koz 110koz 119koz Copper production 27.0kt 26.0kt 24.7kt 24.9kt Gold-equivalent production 255koz 248koz 220koz 207koz AIC US$500/oz US$230/oz US$1,060/oz US$715/oz AIC eq-oz US$990/oz US$1,040/oz US$1,190/oz US$1,119/oz 2021 was another challenging year for Cerro Corona as Covid-19 continued to affect operations. The impacts hit hardest during the first quarter, with an estimated 20koz-eq production lost compared with 46koz-eq in 2020. In addition, H1 2021 was impacted by slope instability in the high-grade area of the pit due to abnormally high rainfall. This triggered resequencing of the mining plan, impacting ore mined from the eastern part of the mine. Gold-equivalent production increased by 20% to 248koz in 2021 from 207koz in 2020, driven primarily by the higher copper-gold price factor. Consequently, AIC on a gold-equivalent basis decreased by 7% to US$1,040/oz from US$1,119/oz in 2020. Despite higher equivalent ounces sold, adjusted FCF decreased by 32% to US$57m in 2021 compared 51

52 Gold Fields Integrated Annual Report 2021 with US$84m in 2020. This is mainly explained by a hedge over the copper price, which resulted in a hedge loss of US$46m for 2021. 2022 guidance: • Gold-only production: 120koz • Copper production: 27kt • Gold-equivalent production: 255koz Production and cost performance continued South Africa region 2022 guidance 2021 actual 2021 guidance 2020 actual Prod AIC Prod AIC Prod1 AIC Prod AIC South Deep 9,650kg (310koz) R755,000/kg (US$1,510/oz) 9,102kg (293koz) R655,826/kg (US$1,379/oz) 8,700kg (280koz) R712,000/kg (US$1,495/oz) 7,056kg (227koz) R663,635/kg (US$1,260/oz) 1 Original guidance revised to take account of the Covid-19 lockdown South Deep improved significantly across most key performance measures during 2021 compared with 2020, despite the impact of Covid-19-related interruptions in both years. Productivity improvement programmes that we first introduced in 2019 continue to deliver sustainable results. The Covid-19-related production impact, primarily confined to Q1 2021, was 300kg (9.6koz) compared with 1,000kg (32koz) in 2020. Gold production increased by 29% to 9,102kg (293koz) in 2021 from 7,056kg (227koz) in 2020. This increase was due to improved volumes mined and processed, as well as lower Covid-19-related production losses during the year. In Rand terms, AISC decreased by 4% to R622,726/kg (US$1,310/oz) in 2021 from R651,514/kg (US$1,237/oz) in 2020, while AIC decreased by 1% to R655,826/kg (US$1,379/oz) from R663,635/kg (US$1,260/oz) in 2020; the inflationary effect and higher capital cost was fully offset by improved gold production and sales. Encouragingly, South Deep generated adjusted FCF of R1.4bn (US$97m) in 2021, almost three times the R558m (US$34m) recorded in 2020 and the third consecutive year of positive cash-flow. For a detailed analysis of South Deep’s operational performance see p96. 2022 guidance: • Gold production: 9,600kg – 9,700kg (309koz – 312koz) • Capex: R1,930m (US$124m), of which R1,547m (US$99m) is sustaining capex and R383m (US$25m) non-sustaining capex • AISC: R715,000/kg (US$1,430/oz) • AIC: R755,000/kg (US$1,510/oz) • Over the next four years, South Deep production is expected to grow by a further 20% – 30% to 345koz – 375koz • Capex: US$46m • AISC (Au-eq): US$900/oz • AIC (Au-eq): US$990/oz • AISC: US$320/oz • AIC: US$500/oz South Deep mineworkers on their way underground IAR

Gold Fields Integrated Annual Report 2021 IAR Maximise potential from current assets West Africa region 2022 guidance 2021 actual 2021 guidance 2020 actual Prod AIC Prod AIC Prod AIC Prod AIC Tarkwa 515koz US$1,230/oz 522koz US$1,155/oz 510koz US$1,075/oz 526koz US$1,017/oz Damang 229koz US$1,030/oz 254koz US$852/oz 275koz US$790/oz 223koz US$1,035/oz Asanko&sup1; NA NA 95koz US$1,559/oz 106koz US$1,400/oz 112koz US$1,316/oz Region NA NA 871koz US$1,112/oz 891koz US$1,025/oz 862koz US$1,060/oz &sup1; 45% stake, equity-accounted The Ghanaian region is the second- biggest producer in the Gold Fields portfolio, contributing 34% to Group attributable production in 2021. Gold Fields has a shareholding of 90% in Tarkwa and Damang, while the Ghanaian government holds the remaining 10% on a free carry basis. At Asanko, Gold Fields and Galiano Gold, which manages the mine, hold 45% each and the Ghanaian government the remaining 10%. Total managed gold production for the region (including our 45% share of Asanko) increased by 1% to 871koz in 2021 but was 2% lower than guidance of 891koz. The increase in output was driven by increased production at Damang as mining progressed into the main ore body at the Damang Pit Cutback (DPCB), partially offset by reduced production at Asanko. AIC for the region increased by 5% to US$1,112/oz in 2021 from US$1,060/oz in 2020, mainly due to cost inflation and higher AIC at Asanko. The region reported adjusted free cash-flow of US$292m (excluding Asanko) in 2021 compared with US$252m in 2020. Gold Fields received US$5m on the redemption of preference shares from Asanko in 2021, which increased the region’s total cash-flow to US$297m. Mine performances Tarkwa’s production decreased by 1% to 522koz in 2021 (2020: 526koz) but was 2% ahead of guidance of 510koz. AIC increased by 14% to US$1,155/oz in 2021 from US$1,017/oz in 2020 and was slightly higher than guidance of US$1,075/oz. The increase was driven by higher capex, lower gold sold and higher cost of sales before amortisation and depreciation. Capex and operating expenditure include a contractor mining rate adjustment in 2021. Tarkwa generated adjusted free cash-flow of US$194m during 2021. A review of the mine’s 2021 brownfields exploration activity is on p99. 2022 guidance: • Gold production: 515koz • Capex: US$198m (all sustaining) • AISC/AIC: US$1,230/oz Damang produced 254koz in 2021, which is 14% higher than the 223koz produced in 2020 but 8% below guidance of 275koz. 2020 was a year of two halves for Damang, with the first half focused on higher waste stripping and mining the lower grade Huni Sandstone section. In the second half of the year, the mine transitioned into the main ore body of the Damang pit complex. In 2021, mining only occurred in the base of the DPCB, which was the main reason for the improvement in production during the year. AIC decreased by 18% to US$852/oz in 2021 from US$1,035/oz in 2020 due to higher gold sold and lower cost of sales before amortisation and depreciation, partially offset by higher capex. Damang recorded adjusted free cash-flow of US$98m in 2021 compared with US$66m in 2020. As guided in February, 2022 will be the last full production year at DPCB, with production expected to reach approximately 230koz for the year. Thereafter, production is expected to decline to approximately 150koz in 2023 with production for the last two years of life (2024 and 2025) derived from stockpile treatment. In the meantime, project studies are underway to determine whether life extension projects are financially viable. We will provide an update on these studies later when appropriate. 2022 guidance: • Gold production: 229koz • Capex: US$52m, of which US$42m is sustaining capex and US$10m is non-sustaining capex • AISC: US$950/oz • AIC: US$1,030/oz Asanko produced 210koz in 2021 – of which 95koz was attributable to Gold Fields – a 16% decrease from 2020 due to lower grade ore mined at the main pit. AIC increased by 18% to US$1,559/oz in 2021 from US$1,316/oz in 2020 due to an increase in cost of sales before amortisation and depreciation and lower gold sold, partially offset by lower capex. At this point in time, Gold Fields is not in a position to provide 2022 production guidance for Asanko. 53

54 Gold Fields Integrated Annual Report 2021 Strengthening the balance sheet Gold Fields has a prudent approach to balance sheet management, with one of our strategic priorities being to reduce our gearing. Despite the elevated capex levels over the past four years, we managed to reduce our net debt from a peak of US$1.664bn in 2019 to US$969m (US$553m excluding lease liabilities) at end-December 2021. Given the cyclical nature of the gold industry, along with the limited control we have over key cost drivers – such as the gold price, currencies, wage inflation and the oil price – we aim to reduce our debt even further to be well positioned to take advantage of value-adding opportunities as they come along. Gold Fields’ business strategy focuses on growing margin and FCF through the cycle. In 2021, Gold Fields generated a FCF margin of 25% at an average gold price of US$1,794/oz, compared with 28% in 2020 at an average gold price of US$1,768/oz. However, given the finite nature of our mines, ongoing investment is necessary to ensure the longevity of the portfolio. 2021 was another year of relatively high capex, with US$375m spent on advancing the Salares Norte project in Chile. Despite this, higher-than-planned gold prices enabled us to adhere to our well established Dividend Policy of paying out between 25% and 35% of normalised earnings and reduce the Group’s net debt by a further US$100m during the year. The 2022 financial year will again see significant investment into the Group’s assets, with US$330m budgeted for the Salares Norte project. FINANCIAL PERFORMANCE The high gold price once again provided a tailwind to Gold Fields’ financial results in 2021. While the average gold price received by the Group increased by 2% in US Dollar terms to US$1,794/ oz, the slight strengthening of the Australian Dollar and South African Rand meant the average Australian Dollar gold price decreased by 6% to A$2,400/oz and the average Rand gold price decreased by 8% to R851,102/kg. The slightly higher gold price received, coupled with a 5% increase in attributable production, resulted in an 8% increase in Group revenue to US$4.20bn in 2021 from US$3.89bn in 2020. Cost of sales before amortisation and depreciation increased by 12% to US$1.66bn in 2021. AIC at US$1,297/oz and AISC at US$1,063/oz increased by 20% and 9% respectively from 2020 to 2021, but were still in line with guidance for the year. Covid-19- related costs were US$10/oz in 2021 and are included in the AISC and AIC numbers. Other salient features during 2021 included the following: • Royalty expenses increased by 7% to US$112m • The Group’s taxation charge decreased by 2% to US$425m from US$433m in 2020, with normal taxation increasing 22% to US$449m (2020: US$367m) offset by a deferred tax credit in 2021 against tax charges in 2020 • Total capex increased by 86% to US$1,089m in 2021 from US$584m in 2020, in line with guidance • Losses from financial instruments decreased by 58% to US$100m (2020: US$239m) as we closed out all gold price-linked hedges Considering the above, earnings for 2021 totalled US$789m – a 10% increase from the US$723m reported in 2020 – while normalised earnings increased by 6% to US$929m (2020: US$879m). We provide a detailed analysis of our financial performance in the management’s discussion and analysis of the Group’s AFS on p61 – 135 of the 2021 AFR. The consolidated income statement, statement of financial position and cash-flow statement – extracted from the 2021 AFR – can be found on p163 – 167. CAPITAL ALLOCATION AND MANAGING DEBT Gold Fields’ capital allocation priorities during 2021 were to maintain the necessary levels of sustaining capex, the equivalent of approximately US$300/oz, invest in our Salares Norte project, adhere to our Dividend Policy and continue to reduce our debt. Pleasingly, we achieved all these objectives despite significant headwinds in the form of Covid-19 disruptions and cost inflation across our regions. The Group reduced its net debt by US$100m to US$969m, resulting in a net debt:EBITDA ratio of 0.40x. This compares with net debt of US$1,069m and a net debt:EBITDA ratio of 0.56x at 31 December 2020. Excluding lease liabilities, core net debt amounted to US$553m at the end of 2021. Throughout the cycle, Gold Fields has maintained the capex levels we believe are essential to ensure the longevity of our portfolio. Group capex amounted to US$1,089m in 2021 compared with US$584m in 2020, comprising sustaining capex of US$576m (2020: US$409m) and growth capex of US$513m (2020: US$175m). Looking ahead, our 2022 capital allocation priorities will again be informed by our strategy to improve the quality of our asset base and extend the life-of-mine of our portfolio while balancing returns IAR

Gold Fields Integrated Annual Report 2021 IAR Maximise potential from current assets to shareholders. As such, we will allocate the FCF we generate to: • Funding Salares Norte: US$330m is budgeted for the continued construction of Salares Norte during 2022 • Maintaining levels of sustaining capex: We believe spending US$300/oz in sustaining capital is essential to ensuring the long- term health of the production base • Rewarding shareholders with dividends: Gold Fields has a long and well established policy of rewarding shareholders by paying out between 25% and 35% of normalised earnings as dividends. During 2021, Gold Fields declared a total dividend of R4.70/share, which translates to 30% of normalised earnings for the year – in line with the average pay-out over the past 10 years. We will continue to honour this policy in 2022 • Further reducing net debt and strengthening the balance sheet: Although the Group continued to decrease its net debt and net debt:EBITDA ratio during 2021, management believes that decreasing our debt levels even further would be favourable to the Group to allow the Company to have the balance sheet to take advantage of value-adding opportunities as they come along For 2022, we budgeted total capital of US$1,050m – US$1,150m, comprising sustaining capital of US$625m – US$675m and non- sustaining capital of US$425m – US$475m. The vast portion of the growth capital will be spent at Salares Norte, with US$330m in project capital budgeted for the year. In 2021, we spent US$375m in capital on Salares Norte, bringing total project spend to US$472m to date. Total project cost is expected to be approximately US$860m. HEDGING Given the cyclical nature of our business, along with the volatility of the gold price, Gold Fields implemented an active hedging programme in recent years. We do not enter long-term systematic hedges, but instead regularly evaluate the Company’s position and outlook to determine whether short-term hedging is appropriate. Our policy allows for hedging to protect cash-flows: • During times of significant capital expenditure • For specific debt servicing requirements, and • To safeguard the viability of higher-cost operations During 2021, the purpose of our hedging was mainly to protect cash generation in Australia, our main cash-generating region. Given the sizeable capital budget at Salares Norte, the Group purchased downside protection for 2021 in the form of put options on 1Moz of our Australian production at an average strike price of A$2,190/ oz. In addition, we implemented a currency hedge on the Chilean Peso, as roughly two-thirds of the costs relating to the Salares Norte project are in the local currency. Finally, we hedged 24kt of copper using zero cost collars with a floor of US$6,525/Mt and a cap of US$7,382/Mt. For 2022, the only outstanding hedges are the oil hedges in Ghana and Australia, which were entered into in June 2019, and the currency hedge in Chile, which was entered into in March 2020. For full details of our hedges, see the table below: Table of hedges 2021 Hedge Country Quantity hedged Hedging instrument and price Hedge term Gold Australia 1,000koz (100% of guidance) Put options; Ave strike price of A$2,190/oz Jan 2021 – Dec 2021 Copper Peru 24kt (97% of guidance) Zero-cost collars; Ave floor price of US$6,525/Mt; Ave cap price of US$7,382/Mt Jan 2021 – Dec 2021 2022 Hedge Country Quantity hedged Hedging instrument and price Hedge term Chilean peso hedge Chile US$545m Exchange rate of 836.45 CLP per US$ July 2020 – Dec 2022 Oil Ghana 123Mℓ (50% of annual diesel consumption) Swaps; Equivalent Brent crude swap price US$75.80/bbl Jan 2020 – Dec 2022 Australia 75Mℓ (50% of annual diesel consumption) Swaps; Equivalent Brent crude swap price US$74.00/bbl Jan 2020 – Dec 2022 55

56 Gold Fields Integrated Annual Report 2021 Strengthening the balance sheet continued LIQUIDITY PROFILE Gold Fields has actively managed the liquidity and maturity profile of the Group’s debt over the past few years. During 2021, we executed the following transactions: • In April, we entered a US$150m revolving credit facility (RCF) in our Americas region, with a final maturity date of April 2024 • In July, we extended the US$1,200m revolving credit bank facilities by another year • In September, Gold Fields Ghana entered a US$100m RCF with a maturity date of July 2026 We have not been active in the bond market since we refinanced our bonds in 2019. In May 2019, we raised two new bonds, extending and staggering the maturity profile. A total of US$1bn was raised at an average coupon of 5.625%, with the maturity spread between five to 10 years. Gold pour at the Agnew mine, Western Australia IAR

Gold Fields Integrated Annual Report 2021 IAR Maximise potential from current assets Consolidated income statement for the year ended 31 December 2021 United States Dollar Figures in millions unless otherwise stated 2021 2020 2019 Revenue 4,195.2 3,892.1 2,967.1 Cost of sales (2,374.9) (2,150.4) (2,033.5) Investment income 8.3 8.7 7.3 Finance expense (100.9) (126.7) (102.2) Loss on financial instruments (100.4) (238.9) (238.0) Foreign exchange (loss)/gain (1.9) 8.6 (5.2) Other costs, net (49.2) (11.5) (67.6) Share-based payments (12.7) (14.5) (20.5) Long-term incentive plan (28.5) (51.3) (9.1) Exploration expense (60.6) (49.7) (84.4) Share of results of equity accounted investees, net of taxation (32.0) (2.6) 3.1 Profit on disposal of Maverix Metals Incorporated — — 14.6 Restructuring costs (1.3) (2.0) (0.6) Silicosis settlement costs 0.7 (0.3) 1.6 Impairment, net of reversal of impairment of investments and assets (42.4) 50.6 (9.8) Ghana expected credit loss (41.1) (29.0) — Profit/(loss) on disposal of assets 8.5 (0.2) 1.2 Profit before royalties and taxation 1,366.8 1,282.9 424.0 Royalties (112.4) (105.0) (73.7) Profit before taxation 1,254.4 1,177.9 350.3 Mining and income taxation (424.9) (432.5) (175.6) Profit for the year 829.5 745.4 174.7 Profit attributable to: – Owners of the parent 789.3 723.0 161.6 – Non-controlling interests 40.2 22.4 13.1 829.5 745.4 174.7 Earnings per share attributable to owners of the parent: Basic earnings per share – cents 89 82 20 Diluted earnings per share – cents 88 81 19 57

58 Gold Fields Integrated Annual Report 2021 Consolidated statement of financial position for the year ended 31 December 2021 United States Dollar Figures in millions unless otherwise stated 2021 2020 ASSETS Non-current assets 5,927.7 5,713.0 Property, plant and equipment 5,079.1 4,771.2 Inventories 155.2 141.5 Equity accounted investees 178.8 233.3 Investments 138.6 147.9 Environmental trust funds 88.1 79.3 Loan advanced – contractor 27.3 68.4 Non-current derivative financial assets — 31.4 Deferred taxation 260.6 240.0 Current assets 1,421.1 1,730.4 Inventories 627.6 521.6 Trade and other receivables 263.7 240.1 Derivative financial assets 5.1 81.9 Cash and cash equivalents 524.7 886.8 Assets held for sale — 29.4 Total assets 7,348.8 7,472.8 EQUITY AND LIABILITIES Equity attributable to owners of the parent 3,977.8 3,664.5 Stated capital 3,871.5 3,871.5 Other reserves (2,116.3) (1,962.6) Retained earnings 2,222.6 1,755.6 Non-controlling interests 152.3 163.7 Total equity 4,130.1 3,828.2 Non-current liabilities 2,396.3 2,728.1 Deferred taxation 500.9 499.9 Borrowings 1,078.1 1,443.4 Provisions 434.0 379.3 Lease liabilities 355.1 364.8 Long-term incentive plan 28.2 33.4 Non-current derivative financial liabilities — 7.3 Current liabilities 822.4 916.5 Trade and other payables 577.7 550.6 Derivative financial liabilities 6.8 21.8 Royalties payable 20.6 17.7 Taxation payable 115.9 121.3 Current portion of borrowings — 83.5 Current portion of lease liabilities 60.4 64.2 Current portion of provisions 12.6 23.6 Current portion of long-term incentive plan 28.4 33.8 Total liabilities 3,218.7 3,644.6 Total equity and liabilities 7,348.8 7,472.8 IAR

Gold Fields Integrated Annual Report 2021 IAR Maximise potential from current assets Consolidated statement of cash-flows for the year ended 31 December 2021 United States Dollar Figures in millions unless otherwise stated 2021 2020 2019 Cash flows from operating activities 1,230.2 1,111.4 845.0 Cash generated by operations 2,347.3 1,933.9 1,302.8 Interest received 7.4 7.6 6.6 Change in working capital (89.4) (171.8) (24.6) Cash generated by operating activities 2,265.3 1,769.7 1,284.8 Silicosis payment (4.4) (3.5) (4.6) Interest paid (103.2) (127.2) (132.0) Royalties paid (108.8) (102.5) (72.3) Taxation paid (448.8) (278.7) (181.8) Net cash from operations 1,600.1 1,257.8 894.1 Dividends paid (369.9) (146.4) (49.1) – Owners of the parent (322.3) (137.7) (45.5) – Non-controlling interest holders (46.7) (7.6) (2.2) – South Deep BEE dividend (0.9) (1.1) (1.4) Cash flows from investing activities (1,070.5) (607.4) (446.8) Additions to property, plant and equipment (1,088.7) (583.7) (612.5) Capital expenditure – working capital 28.7 (7.1) — Proceeds on disposal of property, plant and equipment 2.8 0.7 3.7 Purchase of Asanko Gold — — (20.0) Purchase of investments (27.4) (0.6) (6.5) Redemption of Asanko Preference Shares 5.0 37.5 10.0 Proceeds on disposal of subsidiary — — 6.2 Proceeds on disposal of Maverix associate — — 66.8 Proceeds on disposal of investments 19.2 22.9 112.6 Loan advanced – contractors — (68.4) — Contributions to environmental trust funds (10.1) (8.7) (7.1) Cash flows from financing activities (510.5) (139.8) (104.6) Loans raised 207.5 689.8 1,538.0 Loans repaid (644.2) (1,014.2) (1,604.3) Payment of principal lease liabilities (73.8) (64.4) (38.3) Proceeds from the issue of shares — 249.0 — Net cash (utilised)/generated (350.8) 364.2 293.6 Effect of exchange rate fluctuation on cash held (11.3) 7.6 1.7 Cash and cash equivalents at beginning of the year 886.8 515.0 219.7 Cash and cash equivalents at end of the year 524.7 886.8 515.0 59

60 Gold Fields Integrated Annual Report 2021 IN THIS SECTION Our ESG priorities and 2030 targets 62 Environmental stewardship 64 Water management 66 Climate change and energy management 68 Integrated mine closure 70 Tailings and waste management 71 Value creation for our stakeholders 74 Host communities 77 Government relations 84 Mining Charter Scorecard 88 Human rights 90 Wind turbine at the Agnew mine, Western Australia IAR

Gold Fields Integrated Annual Report 2021 IAR STRATEGIC PILLAR 2 Build on our leading commitment to ESG RELEVANT GROUP RISKS POLITICAL RISK/RESOURCE NATIONALISM Resource nationalism, regulatory uncertainty and government imposts CLIMATE CHANGE Failure to implement climate change adaptation measures SOCIAL LICENCE Loss of social licence to operate and stakeholder value creation 2 8 11 Host community value created US$872m Water recycled or reused 75% Serious environmental incidents 0 2021 PERFORMANCE HIGHLIGHTS We seek to ensure that we take care of the environment while we mine, that we make meaningful investments in host communities and that we adhere to the highest ethical standards in the course of our business. 61

62 Gold Fields Integrated Annual Report 2021 Our ESG priorities and 2030 targets Issues of sustainability have long been part of Gold Fields’ way of doing business, so our focus on ESG is something we are familiar with. However, the importance of these areas to our business has increased – enough to elevate them to a dedicated strategic pillar. We are using our newly launched purpose and vision to guide business decisions. If we truly want to create enduring value beyond mining, as our new purpose statement compels us to, we have to address: • The urgent need to mitigate the risk our operations have on the environment and communities around us; to this end, dedicated focus is required on the issues of decarbonisation, managing tailings and using water responsibly • Issues of broader societal responsibility including such as ensuring the safety, health and wellbeing of our people, the inclusion of women in our business, and the needs and expectations of our stakeholders – particularly host communities • The importance of entrenching and strengthening sound governance across the Company Our stakeholders are demanding we pay greater attention to these issues – from investors and governments, to communities, employees and civil society. Furthermore, these stakeholders – particularly investors – require that we disclose the impact of ESG-related issues transparently, have mitigation measures in place and manage these issues in alignment with our business strategy. Successfully managing ESG issues is intrinsic to our Company’s long-term success. In December 2021, we took a significant step on this journey by making a firm commitment to a range of 2030 ESG targets, with implementation starting this year. The Company’s priorities, 2030 targets, performance to date and where to find more information are shown in the table below. It is clear then, within this context, that integrating ESG into our strategy, is key to achieving our vision to be the preferred gold mining company delivering sustainable, superior value. Our ESG priorities, 2030 targets and 2021 performance against these indicators are as follows: Priority Category 2030 targets 2021 performance Comment More detail E N V IR O N M E N T Decarbonisation Absolute emissions reduction from 2016 baseline (Scope 1 and 2) 50% 18% Achieved through energy efficiency initiatives and renewables projects p68 Net emissions reduction from 2016 baseline (Scope 1 and 2) 30% (1%) Increased emissions in 2021 due to higher gold output; Two new renewables plants on track for commissioning in 2022 p68 Tailings management Global Industry Standard on Tailings Management Conform by 2025 Implementation under way Priority facilities to comply by August 2023, remainder by 2025 p71 Reduce the number of active upstream raised TSFs 3 5 Complete transition of Tarkwa TSFs 1 and 2 from upstream to downstream- raised facilities by end-2024 p71 Water stewardship Water recycled/reused 80% of total water used 75% On track to meet 2030 targets p66 Reduction in freshwater use from 2018 baseline 45% 35% S O C IA L Safety, health, wellbeing and the environment Fatalities 0 1 See discussion in the safety section p40 Serious injuries 0 9 Serious environmental incidents 0 0 Third year of zero serious incidents Gender diversity Women representation 30% of total workforce 22% On track to meet 2030 target p44 Stakeholder value creation Total value creation for host communities 30% of total value creation 28% On track to meet 2030 target p77 New socio-economic flagship projects for host communities 6 0 New legacy projects to be developed by regions in addition to current projects p77 G O V E R N A N C E Underpinned by a strong commitment to sound corporate governance, compliance and ethics p19 IAR

Gold Fields Integrated Annual Report 2021 IAR Environmental stewardship Climate Change Report Gold Fields reports its climate change impacts, risks, governance and policies in line with TCFD guidelines. Our fourth Climate Change Report (CCR) is published as part of our 2021 reporting suite and can be found at www.goldfi elds.com/2021-annual-report-suite.php IN THIS SECTION Environmental stewardship 64 Water management 66 Climate change and energy management 68 Integrated mine closure 70 Tailings and waste management 71 Gold Fields is committed to sound environmental stewardship. We aim to use the natural resources our business depends on responsibly, care for the environment in our operational and surrounding areas and limit the impact of our operations on our host communities. Tailings dam at Cerro Corona mine, Peru 63

64 Gold Fields Integrated Annual Report 2021 Environmental stewardship To guide our commitment to environmental stewardship, we developed five Group policy statements – on environmental stewardship (updated in 2021), water stewardship, tailings management, materials and supply chain stewardship (also updated in 2021), and climate change – which, together with our mine closure guideline, highlight our focus areas. Our focus is underpinned by strict adherence to local legislation and regulations, as well as compliance and alignment with several leading external environmental and reporting standards. Our commitment to environmental stewardship also requires avoiding or, where that is not possible, mitigating any adverse environmental impacts our operations have on our stakeholders, particularly host communities. This is supported by our regional environmental management strategies as well as proactive engagement and communication with stakeholders on environmental matters. In 2021, we completed an extensive process of identifying our key ESG priorities and developing comprehensive strategies to achieve ambitious 2030 targets for six of these priorities. In the environmental space, our key strategic ESG-related priorities are to: • Reduce our net Scope 1 and 2 carbon emissions by 30% and our absolute emissions by 50% (from our 2016 baseline) and achieve net-zero emissions by 2050 (p68) • Continue to achieve zero serious environmental incidents every year (p65) • Implement the GISTM across our operations by 2025 and reduce the number of active upstream raised TSFs from five to three (p71) • Reduce our consumption of freshwater by 45% from our 2018 baseline and recycle and reuse 80% of our total water usage (p66) Our focus on critical control management leads to strong performance against our internal environment, health and safety (EHS) scorecards and, for the second consecutive year, all operations exceeded our internal target of at least 80% compliance with these scorecards. All our operations are certified in terms of the ISO 14001 environmental management system and, except for Cerro Corona, which does not use cyanide, are certified to the International Cyanide Management Code. Group environmental performance   2021 2020 2019 2018 2017 Environmental incidents (Level 3 – 5)1 – – – 2 2 Environmental incidents (Level 2)1 7 12 37 68 83 Water withdrawal (Gℓ) 18.5 21.7 22.3 21.2 33 Freshwater withdrawal (Gℓ) 9.4 10 14.2 14.5 14.8 Water recycled/reused (% of total) 75 71 68 66 57 Total energy use (PJ) 13.90 13.13 12.50 11.63 12.18 Electricity purchased (TWh) 1.28 1.20 1.25 1.28 1.37 Renewable electricity (% of total, excluding hydro)2 4.3 3.2 0.2 – – Diesel consumption (TJ) 7,121 6,788 6,973 6,599 6,765 Scope 1 – 2 CO 2 emissions (kt)3, 4, 5 1,714 1,606 1,611 1,506 1,611 Scope 3 CO 2 emissions (kt)3, 4, 5 542 518 484 484 485 Mining waste and tailings (Mt) 213 200 189 190 212 Gross closure cost estimate (US$m) 510 467 436 400 381 1 Level 1 and 2 environmental incidents involve minor incidents or non-conformances, with negligible or short-term limited impact. A Level 3 incident results in limited non-conformance or non-compliance with ongoing but limited environmental impact. Level 4 and 5 incidents include major non-conformances or non-compliances, which could result in long-term environmental harm, with company or operation-threatening implications and potential damage to company reputation. Our operations also align with all regulatory environmental reporting requirements in their countries of operation 2 During March 2022, Cerro Corona received certification that its 2021 grid electricity supply was 100% renewable. On this basis, 12.5% of Gold Fields’ 2021 electricity use was from renewable sources. Our 2021 and prior data will be restated once due diligence has been performed on the new information 3 The CO 2 emission numbers include head offices 4 Scope 1 emissions are those arising directly from sources managed by the Company, Scope 2 emissions are indirect emissions generated in the production of electricity used by the Company, Scope 3 emissions are indirect emissions that occur in the value chain of the activities of the Company 5 Restated 2016 to 2020 numbers for Group, West Africa and Americas due to updated emission factors in line with ISO 14064 IAR

Gold Fields Integrated Annual Report 2021 IAR Build on our leading commitment to ESG Zero serious environmental incidents Our environmental incidents are classified by type and severity on a scale from Level 1 to Level 5, with Level 5 being the most severe as these incidents could seriously impact our operations, communities and the environment. We have not recorded a Level 4 or Level 5 incident in over a decade, and no Level 3 incident since 2018. We continue to track and manage our less serious Level 2 environmental incidents and reported a total of seven such incidents in 2021, down from 12 in 2020 and 37 in 2019. All Level 2 environmental incidents are contained to our immediate mining footprint or vicinity, and the mitigating actions taken to ensure the incidents result in limited to no environmental impact. Biodiversity Our commitment to the conservation of biodiversity compels us to: • Neither mine nor explore in World Heritage sites • Design and operate our mines in a way that does not compromise the biodiversity values of any protected area • Strive for net zero loss of biodiversity for all new projects and major expansions on existing sites • Contribute to the conservation of biodiversity and integrated approaches to land-use planning Our belief that sustainable mining activities can coexist with biodiversity conservation is evident at our Salares Norte project in the Atacama province of northern Chile. We developed a comprehensive strategy for the protection, relocation and habitat conservation of the endangered short-tailed chinchilla. Neither the construction nor early-stage mining at Salares Norte will impact the habitat of the species, but longer-term mining plans require successful relocation of some chinchilla to nearby areas. The chinchilla strategy focuses on five key areas: • Biodiversity conservation and biodiversity “net gain” • Multi-stakeholder engagement around the protection of the chinchilla • Conservation initiatives aimed at strengthening our social licence to operate • Enhancing knowledge about biodiversity in the region in collaboration with stakeholders • Establishing and strengthening of local alliances The formal chinchilla rescue and relocation plan began in October 2020 with the capture and relocation of four chinchillas in compliance with the environmental permit requirements. Two of the four chinchillas did not survive the relocation, while two were relocated successfully and remain healthy and thriving. Due to the loss of two chinchillas, the environmental regulator (SMA) issued a notice to suspend the rescue and relocation plan. By mid-March 2022, no further relocations had been undertaken. In December 2021, the SMA commenced sanction proceedings against the Salares Norte project due to infringements in the relocation of the chinchillas. The sanction proceedings required administrative and technical improvements in the relocation of chinchilla residing in the project area, and an updated compliance programme was submitted to the SMA in response to these proceedings. We continue to engage with the regulator and other stakeholders – including independent environmental experts – in implementing the programme. In South Africa, construction of the solar plant at South Deep also required the relocation of certain plant species, which was executed successfully. 0 1 2 3 4 5 2 0 1 3 3 4 5 3 2 2 2 0 1 4 2 0 1 5 2 0 1 6 2 0 1 7 2 0 1 8 2 0 1 9 2 0 2 0 20 21 SERIOUS ENVIRONMENTAL INCIDENTS Level 3 to level 5 Z E R O 65

66 Gold Fields Integrated Annual Report 2021 Water management Managing our water resources is critical to Gold Fields, as water is not only a vital resource for our ore processing activities but also essential to our host communities – particularly where agriculture is an important economic activity. Managing our impacts on water catchment areas – by ensuring that we do not reduce the quality or volume of water in the areas surrounding our mines – is therefore key to maintaining our social licence to operate. Our Ghanaian operations and the Cerro Corona mine in Peru have ample water supply through rainfall in the country, while the three remaining countries we operate in – South Africa, Chile and Australia – are water stressed. This is further exacerbated by climate change, which affects our operations and communities in several ways including, among others, severe rainfall, changes in rainfall patterns and prolonged droughts. As part of the launch of our 2030 ESG targets in 2021, we set two overriding water management targets: reducing our freshwater usage by 45% from a 2018 baseline and recycling and reusing at least 80% of the water we use. These long-term targets have been translated into annual targets. We also continued implementing the Group’s 2020 – 2025 Water Stewardship Strategy, which is supported by detailed regional water management plans. Our strategy comprises the following key pillars: • Security of supply: We focus on understanding and securing water resources for the life-of-mine, as well as embedding water planning into operational management and updating water security risk profiles to support the sourcing of water • Water efficiency: It is necessary to continually reduce demand for freshwater and optimise the use of water resources due to potential water supply shortfalls and competition from communities. Our operations continued to make good progress to reduce freshwater withdrawal in 2021 • Catchment area management: It is critical that Gold Fields manages external water risks to the business and our stakeholders in the water catchment areas in which we operate. While our initial assessments indicate that our operations do not have significant negative impacts on these stakeholders, we are implementing formal water stewardship partnerships with stakeholders in their catchments. We hope to complete these, where applicable, by 2025 GROUP PERFORMANCE During 2021, Gold Fields spent US$32m on water management and projects (2020: US$25m). At an operational level, we continue to invest in methods to improve our water management practices, including pollution prevention, recycling and water conservation initiatives. Our water performance during 2021 was a significant highlight for the Group. Not only did our total water withdrawal1 decline strongly to 18.5GL (2020: 21.7GL), the Group also met its two key targets for the year: • Further reducing freshwater withdrawal: Total freshwater withdrawal declined by 6%, bringing the total decrease from our 2018 baseline to 35% at year-end. It puts us on track to achieve our 2030 target of a 45% reduction • Recycling or reusing at least 68% of our total water consumption: Total water recycled or reused amounted to 75%, which was well ahead of our target, setting us on course to achieve our 2030 target The improvements in both freshwater reduction and water recycling or reuse were achieved by decreasing water withdrawal at Tarkwa and South Deep. Tarkwa installed a micro-filtration unit on a clarifier return line to the carbon- in-leach plant, increasing its water recycling and reuse. Additionally, process water is now reused for cooling at the power plant and for mixing explosives and some chemicals at Tarkwa. South Deep continued to recycle treated sewage effluent, which was previously discharged. The mine also upgraded its potable water pipeline to reduce water losses. In line with our approach to catchment management, we also invest in water infrastructure that benefits our host communities. This is most pronounced at our Cerro Corona mine in Peru where, since 2010, the mine has invested almost US$5m in water-related projects, mostly in the nearby city of Hualgayoc. During 2021, work proceeded to provide drinking water to approximately 2,420 residents in Hualgayoc. Gold Fields has invested US$428,000 to date in the first stage of this project in cooperation with the Hualgayoc district municipality. A second phase of the project is scheduled for mid- 2022, after which all residents of Hualgayoc City should have access to clean, potable water in the winter season, when there are water restrictions in place. IAR

Gold Fields Integrated Annual Report 2021 IAR Build on our leading commitment to ESG 80 70 60 50 40 30 20 10 0 2 0 1 7 2 0 1 8 2 0 1 9 2 0 2 0 20 21 5 7 6 6 6 8 7 1 75 WATER RECYLED2/REUSED3 AS PERCENTAGE OF TOTAL % 15 12 9 6 3 0 20 17 20 18 20 19 20 20 20 21 14 .8 14 .5 14 .2 10 .0 9. 44 FRESHWATER WITHDRAWAL GL 35 30 25 20 15 10 5 0 20 17 20 18 20 19 20 20 20 21 33 .0 21 .2 22 .3 21 .7 18 .5 WATER WITHDRAWAL GL 0 200 400 600 800 1 000 2 0 1 7 2 0 1 8 2 0 1 9 2 0 2 0 20 21 9 6 0 6 4 0 5 9 0 4 9 0 42 0 WATER WITHDRAWAL PER TONNE PROCESSED l/t 1 Water withdrawal is the sum of all water drawn into Gold Fields’ operations from all sources (including surface water, groundwater, rainwater, water from another organisation or state/municipal provider) for any use at the mine &sup2; Recycled water is water/wastewater that is treated before being reused 3 Reused water is water/wastewater that is reused without treatment at the same operation Water infrastructure developed by the Cerro Corona mine in neighbouring host communities Other water projects executed during 2021 included the operation, maintenance and automation of the drinking water system in the Pilancones area at a cost of approximately US$300,000, as well as preparation for a drinking water treatment plant in conjunction with a community organisation at a cost of US$167,000. For small-scale farmers in the district, a sowing and harvesting water project was initiated to improve the availability of water by rainwater harvesting micro- reservoirs. In collaboration with other partners, the investment to date in this project has been US$1.7m. It will benefit approximately 16,000 people living in 39 hamlets and three villages in the district. During 2021, 1,200 micro-reservoirs have been installed (out of 2,000 scheduled). We benchmark our water usage by participating in the CDP Water disclosure programme. During the 2021 assessment, we achieved an A- ranking (2020: A) – one of only 118 high-performing companies from approximately 6,000 that were scored. For details of our water management approach, policies and guidelines, as well as our adoption of the ICMM Water Stewardship Position Statement, go to www.goldfields.com/sustainability.php 67

68 Gold Fields Integrated Annual Report 2021 Climate change and energy management CLIMATE CHANGE Gold Fields is acutely aware of the severity of climate-related risks, as well as societal expectations that companies should play their part in reducing carbon emissions. Furthermore, we also understand the value of the opportunities available in a low-carbon future. The impacts of climate change are real and immediate, mainly due to: • The long-term risks posed by climate change to the Group’s operations and surrounding communities • Increasing efforts to regulate carbon emissions in most of our jurisdictions • Taxes on non-renewable energy consumption increasingly being imposed by governments Our stakeholders – investors, in particular – expect us not only to take concrete actions to limit our carbon emissions but also demand that we report comprehensively on the impact of climate change on our operations. In response, Gold Fields announced a comprehensive set of 2030 targets for the most material of its environmental, social and governance (ESG) priorities in December 2021 (p62). These were headlined by our commitment to mitigate our impact on global warming by announcing three key targets: • Reducing our total (net) Scope 1 and 2 carbon emissions by 30% by 2030 against a 2016 baseline, despite planning to grow attributable gold production from 2.30Moz to approximately 2.80Moz over the period • Over the same period, reducing these (absolute) emissions by 50% compared with what they would have been under business-as- usual operating conditions • Reiterating our commitment to net-zero emissions by 2050 in line with our signature of the Paris Agreement The investment in decarbonising Gold Fields is estimated at approximately US$1.2bn until 2030. Further clarity on the costs, and savings will be provided once detailed studies on all relevant projects have been completed, but it expected that the largest share of the capital will be funded through power purchasing agreements (PPAs) with independent power producers (IPPs). All projects are expected to be NPV positive. To date, we have invested close to US$400m in energy projects, mostly at our Australian mines, and largely funded through PPAs. Failure to implement climate adaptation measures remains among Gold Fields’ top 10 Group risks. We review our vulnerability to climate change at least every five years, and update Group- wide strategies and programmes accordingly. We completed a review in 2021 and published relevant details in our 2021 CCR. Details of our energy management and climate change approach, policies and guidelines can also be found at https://www.goldfields.com/energy-and- climate-change.php ENERGY AND CARBON MANAGEMENT Gold Fields’ operations depend on consistent energy supplies. In 2021, our total energy spend amounted to 18% of our total Group operating costs. Gold Fields has an Energy and Carbon Management Strategy in place to address our key energy priorities: security of supply, cost- effective electricity, reducing energy consumption and limiting the impact of our energy consumption on 16 000 14 000 12 000 10 000 8 000 6 000 4 000 2 000 0 20 17 Diesel 20 18 20 19 20 20 20 21 6, 76 5 6, 59 9 6, 97 3 6, 78 8 7, 12 1 5, 30 2 4, 92 9 5, 43 0 6, 24 9 6, 60 511 1 10 0 94 92 17 9 Electricity Other fuels GROUP ENERGY CONSUMPTION TJ 350 300 250 100 150 100 50 0 2 0 1 7 2 5 8 2 2 3 0 2 2 9 3 0 0 2 7 2 5 7 2 5 34 1 34 Total 2 0 1 8 2 0 1 9 2 0 2 0 20 21 Savings GROUP ENERGY SPEND AND SAVINGS1 US$m 1 Of the Group’s 2021 total energy savings, 5.6TJ (0.5%) were derived from initiatives at our Tarkwa mine that deviate from Gold Fields' reporting criteria. As these initiatives resulted in cost and energy savings, they have been recognised as exceptional savings by the Gold Fields Group Head of Energy and Carbon 2 Restated 2016 to 2020 numbers due to updated emission factors in line with ISO 14064 2.0 1.5 1.0 0.5 0 2 0 1 7 Scope 1 2 0 1 8 2 0 1 9 2 0 2 0 20 21 0 .7 1 0 .6 0 0 .6 8 0 .7 6 0. 79 0 .9 2 0 .9 1 0 .9 3 0 .8 5 0. 93 0 .4 9 0 .4 8 0 .4 8 0 .5 2 0. 54 2 .1 2 1 .9 9 2 .0 9 2 .1 3 2. 26 Scope 2 Scope 3 GROUP SCOPE 1 – 3 CO 2 e EMISSIONS2 Mt IAR

Gold Fields Integrated Annual Report 2021 IAR Build on our leading commitment to ESG the climate. This is supported by operational plans and targets that align with the global ISO 50001 energy management standard. Our Cerro Corona, Damang and Tarkwa mines have been certified to the ISO 50001 standard. We aim to have all our operations certified by end-2023. The key initiatives to achieve our energy objectives are: • Increasing the use of renewables by our operations • Improving energy efficiencies and eliminating wastage • Rolling out training and awareness programmes • Increasing the use of zero- emission vehicles While energy efficiency initiatives have a dual benefit of improving energy productivity and reducing our carbon footprint, a number of our initiatives significantly reduce our carbon footprint without also necessarily reducing our energy usage – such as switching fuel from diesel to gas, or from gas to renewable sources. We continue to implement energy efficiency initiatives, including: • Optimising processes and systems • Optimising compressed air systems and new ventilation fans and controls • Using high precision drill rigs to minimise rework • Using fuel additives and other business improvement initiatives to optimise equipment energy consumption • Using larger trucks to move more material with better fuel efficiencies RENEWABLE ENERGY In our quest to strengthen security of affordable energy supply, reduce costs and decarbonise our energy sources, we have successfully started integrating renewable energy into our energy supply mix. Two of our Australian mines, Agnew and Granny Smith, have renewable micro-grids and storage solutions that are fully operational. All our mines are building or evaluating renewables plants, carrying out trials on battery-electric or low-carbon vehicles, or exploring options to increase the renewable energy portion of their energy consumption. The Group obtained 4.3% of its electricity from renewable sources in 2021 (12.5% including hydro electricity used by Cerro Corona). Based on our current estimates, we expect this to increase to 15% (22%, including hydro) by 2025, with renewables coming on stream at St Ives, South Deep, Gruyere and Salares Norte by then. Most of our renewable plants are, or will be, managed by IPPs, who recoup their capital investment via a long-term supply agreement with our mines. Where funding from Gold Fields is required, this is largely from operational cash-flows. We envisage that renewables will account for about 70% of the Group electricity mix by 2030 and, by 2050, this will increase to 100%. The remaining emission savings in terms of our plans will stem from further operational energy efficiency initiatives, as well as the gradual replacement of our diesel-powered fleet with zero-emission vehicles. We are piloting some of these vehicles at various mines while also working with our peers in the ICMM to ensure rapid progress in rolling out safer and cleaner vehicles. In Australia, we are also teaming up with our mining peers in the Electric Mine Consortium to explore ways of eliminating emissions at mining sites. Australia Agnew is our flagship renewables mine, and one of the first gold mines in the world to generate over half of its electricity requirements from renewable sources, namely wind and solar. Agnew averaged 57% overall renewable electricity in 2021, with up to 85% in good weather conditions. The mine achieved a 42% net Scope 1 and 2 carbon emission reduction in 2021. We are exploring additional opportunities to increase this percentage by reducing gas engine constraints, introducing renewable energy storage and adding more solar panels. Granny Smith’s hybrid storage system – comprising 8MW on-site solar, 2MW battery power systems and a gas power plant – generates 10% of its electricity supply from renewables. We are making good progress on Gruyere’s 12MW solar plant, with commissioning scheduled for Q2 2022. At St Ives, a feasibility study continues to evaluate alternative power sources for when the current agreement ends in 2024. We are targeting 75% – 85% renewable energy from a solar and wind micro- grid and other options. During 2021, 10% of the region’s electricity requirements were met through renewables, up from 8% in 2020. This is set to rise significantly over the next few years. Our investment in renewables was mostly responsible for the region’s 2021 carbon emissions savings of 90kt CO 2 e. South Africa The South Deep solar project is in progress and will be commissioned during Q3 2022. South Deep has received in principle approval to increase the solar plant’s capacity from 40MW to 50MW, raising the cost from R660m (US$42m) to R715m (US$46m). The solar plant will provide approximately 24% of South Deep’s electricity needs and could save the mine an estimated R125m (US$8m) a year, or more, depending on the tariffs charged by the state provider Eskom. Estimated emission reductions a year are 110kt CO 2 e. The mine is also studying the use of wind power and battery storage. Chile We are developing a 26MW hybrid solar and thermal power solution for the Salares Norte project. Diesel generators will provide 16MW, which will be functional once the operation starts production in early 2023. The solar plant will add 10MW in Q1 2024, which is set to save the mine over US$7m in energy costs over the first 10 years, as well as US$1m in carbon tax offsets. 69

70 Gold Fields Integrated Annual Report 2021 Climate change and energy management continued ENERGY AND CLIMATE CHANGE PERFORMANCE Overall, energy spend increased by 25% during 2021 to US$341m (2020: US$257m), mainly due to higher oil prices. Total energy spend, which combines the Group’s electricity and fuel spend, amounted to 18% of total operating costs in 2021, up from 16% in 2020. This represents 14% of AISC (2020: 12%) and translates to AISC of US$139/oz (US$110/oz). Gold Fields made a net gain of US$21m on oil price hedges during 2021 (US$15m loss in 2020), as the price of oil on international markets increased substantially. These oil price hedges at our Ghanaian and Australian operations remain in place until the end of 2022. Total energy consumption increased by 6% to 13.9PJ compared with 13.1PJ in 2020. This is mainly due to a 10% Group increase in tonnes mined. The energy mix is made up of 51% haulage diesel, 48% electricity and less than 1% of other fuels. Energy intensity was little changed at 5.66GJ/oz (2020: 5.64GJ/oz). During 2021, Gold Fields spent US$3m on energy and emission savings initiatives, which resulted in energy savings of 1.21PJ in 2021 (2020: 1.09PJ), and long-term cost savings of US$34m – equal to US$14/oz. Since the launch of our Energy and Carbon Management Strategy in 2017, Gold Fields has realised cumulative energy savings of 3.3PJ, resulting in combined cost savings of approximately US$140m. Emissions performance Our carbon emissions performance mirrors our operations’ energy use trends. Total Scope 1 and 2 CO 2 e emissions during 2021 amounted to 1.71Mt, a 7% increase from 1.61Mt in 2020, despite mining 10% more tonnes. Emission intensity increased marginally to 0.70t CO 2 e/oz in 2021 from 0.69t CO 2 e/oz in 2020. Emissions reductions from savings initiatives totalled 306kt CO 2 e during 2021 (2020: 253kt CO 2 e), 7% higher than the 287kt CO 2 e targeted. Integrated mine closure Stakeholder expectations relating to mine closure, as well as scrutiny from regulators and NGOs, are increasing. As the mine closure landscape changes, regulations have become increasingly stringent. This applies to both expectations of the industry’s closure performance and companies’ disclosure of mine closure costs. The ability of mining companies to responsibly close their operations – while, at the same time, reducing their environmental and social impacts – is critical to their social licence to operate. To this end, Gold Fields has strengthened its approach to closure liabilities over time by requiring operations to: • Regularly review and update their closure plans in accordance with ICMM-aligned Group closure guidance • Develop rigorous closure cost estimates, which are internally and externally reviewed annually • Set annual performance targets for the implementation of their progressive rehabilitation plans During 2021, the Group maintained its focus on progressive rehabilitation – the implementation of closure activities during the construction and operation of a mine. Group spend on progressive rehabilitation increased to US$24m in 2021 (2020: US$14m). Progressive rehabilitation includes closure-related technical studies and designs, remediation of contaminated areas, decommissioning and removal of redundant infrastructure, landform reshaping, rehabilitation, re-vegetation and in-pit waste rock disposal. The Group achieved an average of 93% of the measures set in the rehabilitation plans for 2021, ahead of internal targets. Substantive projects undertaken during 2021 included the rehabilitation of Tarkwa’s heap leach processing infrastructure, industrial waste site clean-up at South Deep, TSF safety and stability buttress installation at Granny Smith and rehabilitation trials at Gruyere. Gold Fields’ total gross mine closure liability increased by 9% to US$510m in 2021, largely due to additional liabilities at Salares Norte, as well as additional closure requirements and post-closure contingent liability mitigation measures at Cerro Corona (US$29m). This was partly offset by progressive rehabilitation measures implemented at the other mines. The regional breakdown is provided in the table below: Group closure estimates (US$m) 2021 2020 Australia1 214 219 West Africa 99 104 Americas 156 100 South Africa 41 44 Group total 510 467 1 Includes 50% of the total Gruyere closure cost estimate The funding methods used in each region to make provision for the mine closure cost estimates are: • Peru – bank guarantees • Australia – existing cash and resources • Ghana – reclamation security agreements and bonds underwritten by banks, along with restricted cash • South Africa – contributions into environmental trust funds and guarantees IAR

Gold Fields Integrated Annual Report 2021 IAR Build on our leading commitment to ESG Tailings and waste management At the end of 2021, our 11 operations (including our three JV sites: Asanko in Ghana, Gruyere in Australia and Far Southeast in the Philippines) contained 37 TSFs, of which 13 TSFs were active and one was under construction. Of the active TSFs, we have two in-pit TSFs – at Agnew and St Ives – six downstream/centre-line TSFs and five upstream TSFs. In line with our ESG-related commitments, we aim to reduce the number of upstream-raised TSFs from five to three by 2030. Our mines in Australia and South Africa are located in relatively dry regions, with limited amounts of supernatant water stored in the facilities. In Ghana, the Tarkwa, Damang and Asanko TSFs are designed to cope with exceptionally high seasonal rainfalls. We implemented critical controls and performance objectives to ensure TSF embankments remain stable throughout the wet and dry seasons and over the life of the facilities. We also appointed independent review boards at Tarkwa and Cerro Corona. Our technical teams continue to work with Galiano Gold, who manages Asanko, to maintain the good operational performance of the lined and downstream- raised TSF. The Salares Norte TSF, a filtered dry-stack dam, will be commissioned in H1 2023. In the Philippines, the FSE TSF is well managed with no visible signs of instability. In addition, the facility has freeboard available to contain up to a 1:500 year flood event. However, the TSF is located in a region prone to high seismic activity and frequent typhoons. As a result, Gold Fields and Lepanto Consolidated Mining commissioned external consultants to develop a more reliable understanding of the current risk profile and potential risk control concepts that could further improve the facility’s risk profile. These studies are now complete, and an independent summary report was produced that presents a clear and concise record of the study components’ findings. A detailed profile of Gold Fields’ TSFs can be found on our website at www.goldfields.com/environment-tsf.php Global Industry Standard on Tailings Management After the Brumadinho tailings tragedy in January 2019, ICMM members, the UN Environment Programme and the UN Principles for Responsible Investment established an independent panel of experts to develop a new international standard relating to TSFs. As a result of this process, the GISTM was launched on 5 August 2020 as the first global standard on tailings management applicable to existing and future TSFs. The GISTM strengthens current mining industry practices by integrating social, environmental, local economic and technical considerations. The standard covers the entire TSF lifecycle – from project conception to post-closure. Gold Fields and other ICMM members have committed that all TSFs with “extreme” or “very high” consequence category ratings will comply with the GISTM by August 2023. All other tailings facilities we operate that are not in a state of safe closure will comply with the GISTM by August 2025. Soon after the launch, we commenced a detailed site-specific gap analysis of each Gold Fields-managed TSF against the new standard to identify gaps and confirm our conformance roadmap. This work is complete, and we are in the process of closing all gaps identified. Further to this, we also appointed new Gold Fields’ GISTM-specific roles, being the Accountable Executives (AEs) and Responsible Tailings Facility Engineers (RTFEs). Internal self-assessments against the ICMM Conformance Protocols for our two priority sites (Tarkwa and Cerro Corona) are planned for H1 2022, which will be carried out with the relevant TSF Engineers of Record (EoRs). In addition, we are also considering external verification of conformance for Q1 2023, prior to the ICMM conformance deadlines. Tailings storage facility governance and technical work All Gold Fields’ active TSFs are subject to an independent, external audit every three years. Furthermore, a comprehensive third- party review covering operational, legal aspects and sustainable development is carried out at the TSFs in three-yearly intervals. The next round of audits is due in Q1 2023. This review is also used to check the operations’ ongoing compliance against the Group TSF Management Guideline and applicable design guidelines. Facilities with an “extreme” consequence category rating must have this third-party operational review carried out annually. Gold Fields is in the process of transitioning its TSF Management Guideline to a standard to incorporate the requirements of the GISTM and the lessons learned from a variety of TSF-related incidents over the past few years. This draft standard was also benchmarked against other guidelines and standards developed by our industry peers. We retain an EoR for all of our active Gold Fields-managed sites. The role of the EoR is filled by a suitably qualified external engineer, supported by the consulting engineering company they work for. EoRs are responsible for reviewing and approving all engineering and design data, associated operating and monitoring procedures, as-built drawings and facility inspections to confirm physical integrity, safety and ancillary structures’ performance. 71

72 Gold Fields Integrated Annual Report 2021 Tailings and waste management continued The Gold Fields Board continued to employ a high level of oversight of the Group’s TSFs by maintaining quarterly TSF management board reporting, progressive implementation of real-time environmental and geotechnical monitoring instruments and increased external and independent monitoring verification. In addition, we continue with our programme to further improve the operational safety of the TSFs – including, where practical, consideration of filtered and dry-stacked tailings (currently being installed at Salares Norte), co-disposal, improved water management and in-pit tailings disposal. These initiatives are also the subject of work at the ICMM to improve critical TSF controls and reduce tailings water content. Gold Fields has progressively implemented several technical improvements at its TSFs, including: • Considering leading practice assessments of static and seismic liquefaction • Installing real-time information monitoring and database storage systems • Minimum requirements for tailings surveillance • Cross-discipline interaction for every TSF design or modification WASTE MANAGEMENT Process plant tailings waste and waste rock, or mineralised waste, are two of the most significant by- products of mines. By responsibly managing these waste streams, we can minimise their impact on the environment and our host communities. In terms of general waste, we have an internal target to limit general or non-hazardous waste generated for disposal at landfill sites to 2015 levels, which totalled 11.2kt. In 2021, we generated 1.2kt in hazardous waste, and 10.2kt in non-hazardous waste for disposal, thus achieving our annual target. Gold Fields recycled 63% of all non-mineralised waste generated in 2021, compared with 60% in 2020. Wastes such as plastic, scrap metal, oils and hydrocarbons are recycled off-site by specialist recyclers. 180 160 140 120 100 80 60 40 20 0 2 0 1 7 1 7 1 4 1 1 4 9 4 1 4 8 1 4 1 5 9 15 5 58 1 4 1 Waste rock 2 0 1 8 2 0 1 9 2 0 2 0 20 21 Tailings GROUP MINING WASTE Mt Tailings dam at our Damang mine, Ghana IAR

Gold Fields Integrated Annual Report 2021 IAR Report to Stakeholders As part of our 2021 reporting suite, we will publish our third Report to Stakeholders. The report outlines, at a high level, the contributions we make to our key stakeholders and recent developments impacting our relationships with them. Once published in April 2022, this report can be found at www.goldfi elds.com/2021-annual-report- suite.php Value creation for our stakeholders IN THIS SECTION Value creation for our stakeholders 74 Host communities 77 Government relations 84 Mining Charter Scorecard 88 Human rights 90 The sustainability of our operations depends on mutually benefi cial relationships with our key stakeholders. We therefore focus on constructive, transparent and open engagement which, we believe, will create enduring value for our stakeholders and the Company. The Huni Valley host community near our Damang mine, Ghana 73

74 Gold Fields Integrated Annual Report 2021 The sustainability of our operations depends on mutually beneficial relationships with our key stakeholders. We therefore focus on constructive, transparent and open engagement which, we believe, will create enduring value for our stakeholders and the Company. Statistics on the creation and distribution of economic value provide a basic indication of how Gold Fields generated wealth for stakeholders. Gold Fields adopted the World Gold Council guidelines on disclosing national economic contributions by applying Group-wide value delivery at both the national and host community level. Total and national value distribution by region and type 2021 (US$m) Employees SED spend1 Capital providers Business partners Governments National value distribution Australia 154 1 7 902 206 1,269 Peru 41 5 3 205 61 315 South Africa 110 22 3 292 33 408 West Africa 93 9 535 701 248 1,103 Corporate 66 — 388 1 40 495 Total Gold Fields 4634 16 454 2,101 558 3,591 1 Socio-economic development spend in host communities 2 Includes US$1m from the South Deep trusts 3 South Deep has carry-forward losses and allowances for offset against taxable income 4 Excludes benefits paid to employees working on capital projects 5 This amount includes US$51m in dividends paid/declared to the Ghana government in lieu of their 10% shareholding in the Tarkwa and Damang mines Refer to our 2021 Report to Stakeholders for more information, available on our website at www.goldfields.com/2021-annual-report-suite.php Value creation for our stakeholders Host communities Number of engagements in 2021: 817 (2020: 658) Key concerns and expectations • Employment and procurement opportunities • Skills and enterprise development • Mitigation of adverse environmental impacts • Community investments • Assisting with Covid-19 initiatives and programmes • Benefit-sharing agreements • Protection of heritage sites Value created for host communities in response to their key concerns and expectations • Rolled out Shared Value projects and host community initiatives, maintaining the percentage of value distributed to host communities at 28% of total value created by Gold Fields • Created jobs and business opportunities through host community procurement • Unlocked opportunities for host community employment in the mines, their contractors and suppliers, their suppliers, and non-mining sectors • Invested in integrated community development, including health and wellbeing, environment and infrastructure • Expanded skills base in host community by unlocking education and training opportunities • Negotiated agreements with host communities and Indigenous Peoples For more information, refer to p77 of the IAR. How we supported our communities during Covid-19 • Funded government and industry response funds • Rolled out community vaccination campaigns • Donated medical equipment to local hospitals and clinics • Distributed personal protective equipment to host communities • Distributed food to vulnerable people • Donated sanitising materials and equipment to local government to curb the spread of Covid-19 • Launched radio and television campaigns to raise awareness and dispel myths around the virus Payments include procurement, employee wages and investment in SED. US$16m  invested in SED  US$709m  spent on host community procurement US$147m  spent on host community employee wages Total: US$872m VALUE DISTRIBUTION PER REGION 5% 46% 14% 36% Americas Australia South Africa West Africa IAR

Gold Fields Integrated Annual Report 2021 IAR Build on our leading commitment to ESG Employees Key concerns and expectations • Learning and development • Performance management • Competitive remuneration and benefits • Gender pay parity • A diverse, inclusive and enabling culture with opportunities for innovation • A workplace culture that is physically and psychologically safe • A company that is ethical and sustainable Value created for employees in response to their key concerns and expectations • Paid competitive salaries with a strong performance-based component • Optimised business processes and operational efficiencies • Continued to implement modern working practices to facilitate greater work-life balance • Cultivated a stringent safety and health culture with a focus on wellbeing • Increased employee diversity For more information, refer to p44 of the IAR. How we supported our employees during Covid-19 • Paid all our employees their base salaries • Provided testing and quarantine facilities • Enabled office and administrative staff to work from home during Covid-19 high alert times • Enabled older employees and those with comorbidities to work from home at all times • Instituted flexible working arrangements • Reduced international and regional travel • Implemented standard operating procedures as employees returned to offices • Imposed mandatory social distancing, sanitation and mask-wearing practices at our sites and offices • Established a dedicated Covid-19 information portal • Developed and encouraged vaccination rollout and uptake • Offered mental health support programmes Capital providers Number of engagements in 2021: 468 (2020: 508) Key concerns and expectations • Sustainable returns on investment • A strong balance sheet • Execution of Gold Fields’ strategy • Sound and ethical leadership • Succession planning for executive management • Alignment with key ESG priorities • Delivering our growth projects on time and within budget Value created for capital providers in response to their key concerns and expectations • Developed and maintained a strong portfolio of mines • Delivered the continued improvement at South Deep • Construction of Salares Norte in time and within budget • Continued life extension of our Australian operations • Identified and appointed new CEO • Continued to fund the development, maintenance and growth of our operations • Improved share price and increased dividends • Reduced net debt and maintained strong balance sheet How we supported our capital providers during Covid-19 • Limited the impact of the pandemic on our operational performance Payments include salaries and wages, benefits and bonuses. US$463m  paid in salaries and benefits 9,330 host community workforce 54% host community employment 87% in-country employment VALUE DISTRIBUTION PER REGION 1% 1% 85% 11% 2% Americas Australia South Africa West Africa Corporate Payments include interest and dividend payments. US$454m paid to the providers of debt and equity capital Reduced net debt by US$100m VALUE DISTRIBUTION PER REGION 9% 33% 24% 20% 14% Americas Australia South Africa West Africa Corporate 75

76 Gold Fields Integrated Annual Report 2021 Value creation for our stakeholders continued Business partners (contractors and suppliers) Key concerns and expectations • In-country and host community procurement of goods and services • Investment in enterprise and supplier development • Sustainable materials and supply chain stewardship • Sustainable and value-driven relationships Value created for business partners in response to their key concerns and expectations • 96% of total procurement spend is from in-country businesses • US$709m of total procurement spend by our mines – 31% of total – was spent on suppliers and contractors from our host communities • Included all business partners in our health and safety management systems • Worked with suppliers and contractors at our Australian mines on several initiatives to address issues relating to modern slavery, diversity and inclusion, decarbonisation and sexual harassment How we supported our business partners during Covid-19 • Provided contractor employees with access to our vaccine, testing and quarantine facilities • Imposed mandatory social distancing, sanitation and mask-wearing practices at our sites and offices • Included business partners in our communication campaigns around our Covid-19 programmes • Committed to paying smaller businesses within 30 days of delivery of goods and/or services in South Africa Governments  Number of engagements in 2021: 1,065 (2020: 1,011) Key concerns and expectations • Adherence to relevant legislation • Compliance with safety, health and environmental regulations • Respect for human rights • Payment of taxes and other levies • In-country employment and procurement • Investments in SED projects in host communities Value created for governments in response to their key concerns and expectations • Sourced over 96% of procurement from companies within the countries of operation • Over 87% of employees are nationals of the countries of operation • Paid royalties and taxes to host governments that, if utilised appropriately, can enable them to develop critical infrastructure • Invested in SED projects that also grow and sustain non-mining jobs For more information, refer to p84 of the IAR. How we supported our governments during Covid-19 • Adhered to all government regulations and protocols • Donated to government or industry response funds • Donated medical equipment to government-run hospitals and clinics • Engaged directly with host governments to raise awareness within host communities • Assisted local government efforts, including vaccination campaign roll-out and communication VALUE DISTRIBUTION PER REGION 10% 33% 14% 43% Americas Australia South Africa West Africa Payments include operations and capital procurement. US$2,101m  paid to suppliers and contractors 31%  of mine operational and capital spend (excluding utilities) is with host community firms VALUE DISTRIBUTION PER REGION 10% 37% 1% 44% 7% Americas Australia South Africa West Africa Corporate Payments include mining royalties and land-use payments, taxes, duties and levies. US$558m  paid in taxes and royalties US$320m  paid to the Ghana government in taxes, royalties and dividends, relating to its 10% stake in each of Damang and Tarkwa IAR

Gold Fields Integrated Annual Report 2021 IAR Build on our leading commitment to ESG Host communities Our host communities are among Gold Fields’ most important stakeholder groups – their support underpins our social licence to operate which in turn impacts our ability to create enduring value. Our Group Community Policy Statement, updated in 2021, sets out our commitment to developing mutually beneficial relationships with our host communities, host governments and other key stakeholders through meaningful engagement. We aim to keep improving our social performance, strengthen our social licence to operate and deliver enduring value in collaboration with our host communities and governments. Host communities are the people who live within the vicinity of our operations, who have been or could be directly affected by our exploration, construction or operational activities, and who have a reasonable expectation that we will fulfil our duties and commitments to operate responsibly. Each operation within the Group identifies its host communities to secure its legal and social licences to operate. In total, an estimated 485,000 people live in approximately 60 communities surrounding our eight mines (excluding Asanko). At Gold Fields, our Group Community and Government Charter promotes an approach underpinned by building strong relationships and trust, creating and sharing enduring value, and delivering against our promises. To implement the Charter’s commitments, our regions successfully implemented their annually updated government and community action plans during 2021. The Charter will be updated in 2022 to reflect our new vision and purpose statements. In 2016, Gold Fields started implementing a strategy aimed at enhancing benefits for our host communities. At that point, loss of our social licence to operate was ranked as our Group’s top fifth- highest risk. This risk dropped from our Group top 10 risks in 2018, which has remained the case due to the successful implementation of the pillars of our host community value creation strategy, namely host community procurement, job creation and SED, as well as environmental management strategies. It is critical that we have a clear understanding of our communities’ needs and concerns. Ongoing stakeholder engagement and community grievance management are therefore key components of the community relations programme. All our operations have established grievance mechanisms that enable us to address and resolve any grievances that arise from our activities (for our 2021 grievance report see p91). CREATING ENDURING VALUE IN OUR HOST COMMUNITIES The Covid-19 pandemic exacerbated economic hardships in our host communities, who increasingly expect our mines to help alleviate their burdens by providing financial or other assistance. The circumstances of this past year reinforced our awareness of our communities’ priority needs. We believe the greatest socio-economic benefit we can provide to our host communities is to create value by addressing their priority needs of: • Employment, particularly for youth • Skills and enterprise development • Infrastructure for education, healthcare, water facilities and roads • Mitigating any adverse environmental impacts We aim to maximise the positive socio-economic benefits of mining on our host communities while, as far as possible, avoiding or minimising adverse impacts. Our social investment initiatives are guided by the principle of Shared Value, whereby we address both business and social needs to create value for communities and our mines. Our most important programmes focus on host community procurement and job creation, based on our belief that these will support the economic development of communities and individuals while meeting the needs of our business. HOST COMMUNITY VALUE CREATION Between 2016 and 2021, we significantly enhanced our understanding of the value created through our SED investments, host community employment and host community procurement programmes by quantifying the impact thereof. Over the past six years, we created between US$600m and US$900m in community value every year. Cumulatively, this amounts to over US$4.4bn which, we believe, presents a significant investment in the economic wellbeing of our host communities. Based on our analysis, of the US$3.59bn in value distributed during 2021, US$872m (28% of total) remained with our host communities, as shown in the infographic on the next page. We have incentivised our management teams with ESG targets since 2017, including host community value creation. Following the launch of the Group’s comprehensive 2030 ESG targets in December 2021, a larger portion of incentives will be allocated to ESG-related goals. Looking at host community value creation, we set a 2030 target of 30% of the total value to be spent in host communities. 77

78 Gold Fields Integrated Annual Report 2021 PROCUREMENT EMPLOYMENT SOCIAL INVESTMENT • Support areas where community suppliers can participate • Identify community suppliers with ability to supply the mine • Provide skills development to close capability gaps Community investment drives integrated development Host community employment maximises local opportunities Host community procurement creates community jobs and supply opportunities • Build skills base in community workforce through, for example, education and bursaries • Prioritise the community as the fi rst option for recruitment • Encourage contractors and suppliers to employ from the community • Create non-mining jobs linked to our SED investment projects or in partnership with suppliers • Balanced across services (medical and education), enterprise development and infrastructure • Matched to capacity and development needs of communities • Shared Value projects benefi t communities and our mines • Social benefi t as a factor in developing closure criteria NUMBER OF SUPPLIERS AND JOBS IN HOST COMMUNITIES IN 2021: 671 Host community suppliers companies 10,541 Host community jobs in the mine value chain, comprising: 2,607 Employees 6,723 Contractors 452&sup1; Suppliers 759 Non-mining jobs &sup1; In Ghana REGIONAL BREAKDOWN TOTAL VALUE DISTRIBUTION US$3.59b TYPE OF BENEFIT TO HOST COMMUNITIES GOLD FIELDS’ 2021 VALUE DISTRIBUTION 28% HOST COMMUNITY VALUE US$872m PROCUREMENT SPEND US$709m EMPLOYEE WAGES US$147m SED INVESTMENT US$16m AUSTRALIA US$312m GHANA US$401m SOUTH AFRICA US$118m PERU US$41m The diagram below details the community-focused levers available to us: HOW WE CREATE VALUE FOR OUR COMMUNITIES Flagship projects • Projects with value ensured beyond the life of our mines HOST COMMUNITY VALUE CREATION IN 2021 Host communities continued IAR

Gold Fields Integrated Annual Report 2021 IAR Build on our leading commitment to ESG Host community procurement Our host community procurement strategy guides us as we seek opportunities for community- based enterprises to participate in our operations’ supply chains. If implemented effectively, host community procurement holds benefits for the communities in which we operate as well as our mines. Host community employment We continue to prioritise the employment of host community members at our operations and encourage our contractors and suppliers to do the same. This is supported by education and skills development initiatives so we can build a local skills base. In 2021, our operations set targets to maintain host community employment. At the end of the year, 54% of our workforce – or 9,330 people – were employed from our host communities (2020: 53%/8,752 people). In 2021, our total procurement spend amounted to US$2.32bn, of which 96% was spent on businesses based in the countries where we operate (2020: US$1.78bn/96%). We spent US$709m, or 31% of our total procurement spend, on suppliers and contractors from our mines’ host communities (2020: US$536m/29%). The increase in spend was as a result of efforts in Ghana and Australia in particular. Our Salares Norte project, in construction during 2021, actively pursued procurement of goods and services from its host communities totalling approximately US$46m in 2021. The table below outlines in-country and host community value creation progress between 2019 and 2021: Local (in-country) and host community procurement Local (in-country) procurement Local (in-country) spend (% of total) Host community procurement Host community spend (% of total) Country 2021 (US$m) 2020 (US$m) 2021 2020 2019 2021 (US$m) 2020 (US$m) 2021 2020 2019 Peru 209 177 96% 96% 96% 34 25 15% 14% 15% Australia 1,035 813 99% 99% 99% 253 179 25% 23% 21% South Africa 221 138 100% 100% 100% 51 33 23% 24% 28% Ghana 766 651 91% 91% 91% 371 298 45% 42% 56% Group 2,231 1,779 96% 96% 96% 709 536 31% 29% 34% Maintaining our 2020 performance was a challenge during 2021 amid the adverse economic impact of the Covid-19 pandemic. In Western Australia, closed borders and demand for labour resulted in an extremely low unemployment rate (3.4%) and stiff competition for labour. The table below provides further details. We hope to maintain, and in the long term, increase current levels of host community employment as these jobs have significant multiplier effects, particularly in developing countries. As such, these jobs are critical for the estimated 450,000 residents of our host communities in these countries. Beyond creating employment opportunities with our mines or contractors – which have limited scope to create jobs – we also seek to create non-mining jobs, particularly those linked to SED projects and the wider supply chain. Non-mining jobs can continue to provide benefits to host communities beyond mine closure. National and host community employment National employees Host community workforce1 2021 2020 % of workforce 2021 2020 % of workforce Country 2021 2020 2019 2021 2020 2019 Peru 625 386 98% 99% 100% 789 711 30% 27% 28% Australia2 1,361 1,300 77% 78% 98% 559 536 18% 19% 23% South Africa 1,981 1,873 86% 84% 84% 2,977 2,703 66% 67% 65% Ghana 1,101 1,055 99% 99% 97% 5,055 4,802 70% 69% 72% Group3 5,154 4,869 87% 86% 95% 9,330 8,752 54% 53% 55% 1 Workforce comprises employees and contractors. Host community employment data excludes our corporate and regional offices, as well as our projects 2 Reassessment of Gold Fields Australia employees’ citizenship statuses between 2019 and 2020 3 Includes regional, Chile and Corporate Office employees 79

80 Gold Fields Integrated Annual Report 2021 We intensified our efforts to ensure our SED projects – those focusing on agriculture, infrastructure development, education and training, and economic diversification – also grow and sustain non-mining jobs. We are starting to see traction in this initiative and, during the year, created 759 non-mining jobs for host community members with well over half of them in the agricultural sector (2020: 672). Due to their inherent nature, many of our SED projects do not necessarily provide long-term solutions but do create income and a measure of skills transfer. The following projects created significant jobs during 2021: • 422 farming jobs at the Lima rural agricultural development projects in the Eastern Cape province of South Africa, which is home to about 16% of our workforce • 58 farming and associated value chain jobs in the Youth in Organic Horticulture Production (YouHoP) programme at our Damang and Tarkwa mines in Ghana Covid-19 support Our operations actively support host communities and governments in their efforts to control the Covid-19 pandemic and assist those impacted by it. This totalled approximately US$2m in 2021 (2020: US$3m), with support tailored to each country’s unique circumstances. We also paid a US$5m Covid- levy to the Ghana government during 2021. Community support includes financing government or industry response funds, donating medical and sanitising equipment, and distributing meals and other goods to vulnerable people. During H2 2021, we shifted focus to assisting governments with community vaccination campaigns. Investments in socio-economic development We invested US$16.3m in SED projects in our host communities during 2021 (2020: US$17.2m). Many SED projects have been delayed as the Covid-19 pandemic and related restrictions hampered engagement with stakeholders. Our mines have dedicated SED investment funds delivered directly or through our trusts and foundation. Our mines also partner with host governments, donors and NGOs. Some of the significant projects we implemented during the year include our ongoing investment in water provision in Hualgayoc, near our Cerro Corona mine. This investment addresses one of the community's key needs and, since we started operating in the area in 2006, we have provided most community households in Hualgayoc with access to clean water. In 2021, we delivered a drinking water system to Hualgayoc City’s 2,400 people. A consortium of local companies undertook the construction (p67). 25 20 15 10 5 0 2 0 1 9 2 0 2 0 20 21 2 1 .3 5 1 7 .2 0 16 .6 3 Group SED spend (US$m) Group SED by type (2021) (US$m)1 2.0 1.0 1.5 3.0 8.5 0.3 Infrastructure Education and training Health and wellbeing Economic diversification Conservation and environment Charitable giving 1 Excludes projects Host communities continued Youth working at one of our agricultural projects near our Tarkwa mine, Ghana IAR

Gold Fields Integrated Annual Report 2021 IAR Build on our leading commitment to ESG POTENTIAL ENVIRONMENTAL IMPACTS We have identified four key areas where our mines can potentially have adverse impacts on our communities: • Water withdrawal from surface and underground sources • Water, soil or biodiversity impacts from environmental incidents such as leaks or spillages of process and other water, tailings, oil or fuel • Dust from tailings facilities, waste rock dumps, blasting and roads • Noise and vibrations from blasting We have policy statements, guidelines and procedures that provide a framework for us to avoid and, where we cannot prevent, manage the environmental impact on our host communities. ARTISANAL, SMALL-SCALE AND ILLEGAL MINING IN GHANA The Tarkwa-Nsuaem and Prestea- Huni Valley municipalities, which host Gold Fields’ Tarkwa and Damang mines, are major centres for both legal artisanal and small- scale mining (ASM) as well as illegal mining activities. During 2021, we had 25 and 17 illegal mining incursions at Damang and Tarkwa * Three communities measured ** Five communities measured % 100 80 70 60 50 40 30 20 10 0 2021202020192018201720162015 Tarkwa Damang Cerro Corona South Deep &lt;50% approval rating 50% – 70% approval rating &gt;70% approval rating 33 32 48 57 52 62* 61** 73 73 71 78 Mine-community relationship assessment respectively, with intrusions mostly on waste dumps and inactive satellite pits. The Company is concerned about illegal mining, as besides the loss of the surface rich ore, potential damage to mine property and assets, mercury and cyanide contamination in water resources in our catchments, there is also the potential for individuals to be injured or for local unrest and the risk of damage to reputation as we try to deal with illegal mining. Our strategy in dealing with illegal mining comprises consistent engagement and sensitisation of community members and other stakeholders as well as increased security patrols to demonstrate “zero tolerance” of illegal mining on our concessions. Any arrests and prosecutions of illegal miners through the local police are undertaken in strict adherence to the Voluntary Principles on Security and Human Rights, for which regular training is provided to the police and our community patrols. We also realise that illegal mining provides jobs and incomes to communities where unemployment and poverty are rife. This is why a critical aspect of our strategy is the creation of alternative jobs through community development, alternative livelihood and graduate trainee programmes with a focus on providing employment to the youths in our host communities, who would otherwise be forced into the illegal mining sector. Our main project in this respect is the Youth in Organic Horticultural Production programme, which to date has generated jobs for 604 host community members (p80). Gold Fields also supports the government in its National Alternative Livelihood and Community Mining programmes which focus on ASM, a sector that is regulated by the Minerals Commission. In 2019 the Damang mine began the process of ceding 1,340ha of land to the Minerals Commission for community mining. The Company also provided geological information and submitted digital cadastral maps. This process concluded in 2021 and ASM miners are currently on site working the area. Measuring our impact and relationships Our regions regularly conduct independent assessments to measure the strength of our relationships with host communities. Over the years, we have seen a mostly positive upward trend in Company-community relationships at our operations, as reflected in the headline findings in the adjacent graph. We expanded our independent measure of our social return on investment (SROI) to identify investments that strengthen our social licence to operate which, in turn, inform future investment strategies. After a delay due to Covid-19, Peru will undertake an SROI analysis on selected projects in 2022 using our Group methodology. MINES Tarkwa Damang Cerro Corona South Deep 81

82 Gold Fields Integrated Annual Report 2021 WORKING WITH INDIGENOUS COMMUNITIES IN AUSTRALIA Gold Fields recognises that, as a company operating in Australia on the lands of Aboriginal peoples, we have a responsibility to respect and empower the traditional owners of those lands. In June 2021, we finalised our Aboriginal Engagement Strategy, which is built on three strategic pillars: • Building and maintaining strong and respectful relationships with the traditional owners of the lands where our operations are located • Empowering Aboriginal peoples by providing meaningful and sustainable opportunities • Championing the preservation and celebration of Aboriginal lands, culture and heritage Each of Gold Fields’ Australian mines is situated on land that has a Native Title determination or an active claim. The table below describes the current claims and determinations for each of our operational sites. The Native Title Act 1993 details the process for traditional owners who claim traditional rights and interests on certain land, to have those rights recognised by the Federal Court of Australia in the form of a Native Title determination. Gold Fields is required to engage with registered Native Title claimants and determined Native Title holders in relation to its activities, including before new tenements are granted. Depending on the type of activity, this may require agreements to be entered into, most frequently to ensure the protection of cultural heritage and to provide a process for the conduct of heritage surveys. Native Title agreements can foster strong relationships by establishing structured channels of communication; identifying initiatives to achieve greater education, employment and contracting outcomes; providing funding for community programmes; delivering cultural awareness training; and incorporating best practice heritage management. In addition, these agreements can provide financial benefits to Native Title parties that could settle any liability for Native Title compensation. At our Gruyere mine, Gold Fields is party to a comprehensive agreement with the determined Native Title holders for the area: the Yilka People and Sullivan Edwards families. Through this agreement, we explore ways to sustain and grow employment and business opportunities, as well as support health, education and other programmes for these Native Title holders, including the nearby Cosmo Newberry community. We also actively support and promote the Group’s conservation and land management activities. In considering our strategy for engaging with Indigenous Australians, we chose to partner with Reconciliation Australia (an independent, not-for-profit organisation) in 2018 to embark on its Reconciliation Action Plan (RAP) programme – a structured framework whereby organisations facilitate the development of respectful relationships with and creation of meaningful economic opportunities. This ties in with our vision for reconciliation where First Nations peoples can participate equally in our workforce and business, feel culturally safe and empowered to deliver sustainable solutions for their communities. Gold Fields formally launched its Reflect RAP in early 2020, focused on building and strengthening relationships, raising awareness of the process and the broader reconciliation effort. It has given us an understanding of the barriers to progress in areas, such as employment and procurement. It also informed our second (Innovate) RAP, which we finalised in 2021 to implement key programmes for Indigenous Australians supporting education, training and employment, procurement, cultural awareness and heritage management, as well as community development. Our Innovate RAP is the necessary blueprint for how we are going to get there. To support its implementation, Gold Fields has: • Created dedicated Aboriginal Recruitment and Engagement positions to support the recruitment and employment of Indigenous Australians • Improved conditions for Indigenous-owned and operated businesses to supply goods and services to our mines • Rolled out mandatory RAP eLearning modules to our workforce The table below describes the current claims and determinations. Site Native title Group Agnew (north) Determined Native Title claim Tjiwarl People Agnew (south) Currently no claim – Granny Smith Entire operation: registered Native Title claim Nyalpa Pirniku People Gruyere Entire operation: determined Native Title claim Yilka People and Sullivan Edwards families St Ives Main area of operations: determined Native Title claim Remaining area (exploration): registered Native Title claim Determined: Ngadju People Claim: Marlinyu Ghoorlie People Host communities continued IAR

Gold Fields Integrated Annual Report 2021 IAR Build on our leading commitment to ESG The Innovate RAP commenced in January 2022, with key actions to: • Increase understanding, value and recognition of Aboriginal peoples’ cultures, histories, knowledge and rights through cultural learning • Improve employment outcomes by increasing recruitment, retention and professional development of Aboriginal peoples • Increase the number of Indigenous peoples-owned businesses to support improved economic and social outcomes We already support a range of activities and programmes that directly benefit our Aboriginal communities. We also participate in a local industry group based in Kalgoorlie (the Goldfields Aboriginal Business Chamber) near our St Ives mine to support greater economic development for Aboriginal peoples and businesses in the Goldfields region. We continue to demonstrate good progress in employing Indigenous Australians and engaging Indigenous-owned businesses. In 2021, the number of Indigenous Australians employed increased to over 3%, reflecting the overall population of Indigenous Australians within Australia. A$3.5m (US$2.7m) was spent on 26 Indigenous businesses across our sites in 2021. INDIGENOUS PEOPLES CULTURAL HERITAGE PROTECTION Australia In response to the findings from the Parliamentary Inquiry into the Juukan Gorge incident in 2020, the Western Australian government reviewed and updated relevant legislation. A new Aboriginal Cultural Heritage Act was passed in December 2021, with detailed implementation guidelines to be released during 2022. The key implications of the new Act for Gold Fields are: • Greater certainty about who we are required to engage with on Aboriginal heritage, as the new legislation sets up Local Aboriginal Cultural Heritage Services, which will be responsible for coordinating surveys and managing heritage for an area • A new approval process to undertake activities that may impact Aboriginal cultural heritage • Greater penalties for any unauthorised disturbance to Aboriginal heritage sites Gold Fields supports the approach adopted by the Western Australia government, which has embedded agreement-making on Aboriginal cultural heritage matters into the legislation. In early 2021, we updated our current processes for identifying, evaluating and communicating risks associated with Aboriginal cultural heritage to ensure we embed cultural heritage risk assessment and management into our decision- making processes. As part of this, we obtained independent advice on best practice approaches to conducting Aboriginal cultural heritage surveys, which formed the basis of a new Regional Aboriginal Cultural Heritage Standard in 2021. We have extensive protocols in place for the recording, impact assessment and protection of identified Aboriginal cultural heritage sites, primarily through our ground disturbance permitting process. We are also currently making progress in the negotiations with our Aboriginal stakeholders at several of our operations to formalise robust cultural heritage management protocols. Chile While no Indigenous Peoples have a relationship with our Salares Norte project site, as confirmed through the project’s environmental approval process, we have engaged with the Colla Indigenous communities located some 70km from the project since 2015. We have signed social development agreements with the key Colla communities, and we are holding regular meetings to present our progress against our project plan and to identify and address any concerns from these communities. During 2021, indigenous communities raised issues around incidents on the access routes to the project. In consultation with the communities corrective actions were implemented. We also met with the communities around their concerns about our chinchilla rescue and relocation efforts (p65). Independent environmental experts explained the process and heard inputs for future improvements, which we are considering. Regular updates have also been scheduled. 83

84 Gold Fields Integrated Annual Report 2021 Government relations As the issuers of mining licences, developers of policy and enforcers of regulations, host governments are among Gold Fields’ most important stakeholders. First and foremost, this requires our full adherence to all relevant legislation, including the payment of taxes and other levies. We are committed to working with governments at national, regional and local levels to establish sound and transparent working relationships that benefit both the countries in which we operate and our host communities. This has been particularly relevant during the Covid-19 pandemic, where our mines and projects have actively assisted governments in managing and mitigating its impacts. Gold Fields does not provide financial contributions to political parties unless explicitly approved by the Board of Directors in accordance with the Company’s Code of Conduct. No political donations were made during 2021. Gold Fields’ tax strategy is to proactively manage tax obligations in a way that is transparent, responsible and sustainable, also acknowledging the different interests of our stakeholders. Our full Tax Strategy and Policy, which now includes tax risk and governance, can be found at www.goldfields.com/ integrated-annual-reports.php RESOURCE NATIONALISM Many governments view the mining industry an attractive source for higher taxes and other fiscal and regulatory imposts – especially during tough economic times. This was exacerbated during the Covid-19 crisis as many countries faced declining tax revenues while metal prices in general, and gold in particular, recorded healthy gains over the past two years. Gold Fields, on its own and in conjunction with its peers, seeks to address the trust gap that exists between government and mining in a number of ways, including: • Consistently creating between US$2bn and US$4bn in total annual value for our wide range of stakeholders, including governments and host communities • Actively promoting host community value creation through host community employment, procurement and socio-economic investment • Working with our peers in the ICMM to promote industry-wide best practice and demonstrate the benefits of a responsible and fairly regulated industry We conduct independent desktop resource nationalism assessments at least every two years, which provide valuable input on how we can increase trust and confidence among governments and communities. The key proposals reinforce many of the key strategies our operations are already implementing, namely strengthened engagement with governments at all levels, community value creation and improved communication on the socio-economic benefits of mining. The Covid-19 pandemic also served as a catalyst to work more cooperatively with governments – with Covid-19 threatening the tax income of governments, educating our workforce and communities, and rolling out vaccination campaigns, we found more common ground with them. Gold Fields and other mining companies actively supported governments by providing facilities, health resources and much-needed funding. During 2021, our mines donated well over US$2m (2020: US$3m) in medical and sanitary equipment and other goods to host communities and governments. In H2 2021, many of our mines assisted local governments, when requested, with vaccination campaigns in our host communities. Payments to governments by Gold Fields in 2021 (US$m) South Deep Ghana Peru Australia Royalties 3 54 6 46 Income tax – 194 56 160 Dividends1 – 47 – – Dividend withholding tax – 24 3 – Total 3 319 62 206 % of profit before tax and royalties 2 53 56 28 1 In lieu of the Ghana government's 10% stake in the Tarkwa and Damang mines AMERICAS REGION Our engagement in Peru is focused at local, regional and national government levels to address operational, social and sustainability matters. In July 2021, left-wing Pedro Castillo was sworn in as the President of Peru for the next five years. The new administration’s appointments in the Central Bank and the Ministry of Economy signalled the continuity of macro-economic stability. However, to date, Castillo’s presidency has been characterised by political instability and regular changes in key cabinet portfolios. In the mining industry, the government attempted to make changes to the sector’s regulatory and tax framework. However, this has been without success, given that the government faces strong opposition in congress and amid sectors of civil society. Our engagement is largely carried out IAR

Gold Fields Integrated Annual Report 2021 IAR Build on our leading commitment to ESG via the National Chamber of Mines, Oil and Energy (SNMPE), especially on regulatory matters. The industry enjoys good working relationships with various relevant public bodies in all levels of government (national and subnational). The main challenge has been the increase in public officials’ turnover at the national level due to political instability, a situation we are monitoring closely. President Castillo’s election and pronouncements by his government generated high expectations among mining communities, and community- mine conflicts escalated – mostly in southern Peru. These have, as yet, not spread widely to the Cajamarca province, where our Cerro Corona mine is located. We continue to build trust between Cerro Corona and the host communities through ongoing stakeholder engagement and Shared Value projects, including the rollout of comprehensive water infrastructure, among other initiatives. Our response to the Covid-19 pandemic during 2020 and 2021 in the Cajamarca region and our areas of influence helped us engage with the communities, and the positive impact thereof was reflected in our independent relationship assessment studies. The extension of Cerro Corona’s life-of-mine to 2030 will also enable more long-term community investment programmes and strategies. In Chile, most political and social stakeholders welcomed our decision to proceed with the construction of the Salares Norte mine in the northern part of the country. Albeit in a low investment environment impacted by Covid-19, Salares Norte was one of Chile’s largest investment projects during 2020 and 2021, and was identified by the government as a key project for economic upturn in the Atacama region. The project is governed by a stability agreement with the Chilean government. During 2021, our engagements in Chile focused on supporting communities in coordination with regional and local governments to scope the economic and social impact of the pandemic. It also included the implementation of a tight permitting plan for Salares Norte. We were able to obtain all the permits required for construction of the mine as planned, and no delays were registered. The political situation in the country increased the uncertainty surrounding the regulatory framework for the mining sector on two fronts. Firstly, left-wing Gabriel Boric won the presidential election and took office on 11 March 2022. His government’s ability to implement its manifesto will be limited as he will have to negotiate and establish alliances in the senate, where his party does not have a majority. President Boric appointed a respected economist as Minister of Finance, which signals the continuity of macro-economic stability. Secondly, Chile is developing a new constitution, and several proposals put forward to date suggest a far more stringent regulatory regime for the mining sector. However, there is still a long way to go before a final draft of a new constitution is agreed to and put to a popular vote, which is scheduled for September 2022. Meanwhile, the construction phase of Salares Norte will continue as planned and we expect to start operating in Q1 2023. As lawmakers develop the new constitution, we want to urge them to consider the benefits of responsible mining and how a well governed sector, with stable regulation and a competitive tax regime, can create sustainable socio-economic benefits for all stakeholders in the country. AUSTRALIA The incumbent Labor Government in Western Australia (WA) significantly increased its majority during the state elections held in March 2021. While public health and economic issues arising from the pandemic dominated the political agenda in 2021 and into 2022, the government also made progress on key legislative reforms that commenced in its first term. The implementation of the new Work Health and Safety (WHS) Act, which replaces the existing parallel regimes for general workplaces and mine sites, was deferred to early 2022. This Act delivers on key election promises to streamline the regulation of health and safety across all sectors, requires a greater focus on the mental health and wellbeing of workers, and introduces higher penalties for companies and officers who breach the obligations under the Act. Following a series of disturbing media reports regarding sexual assaults and harassment against women engaged in the WA mining industry, the WA parliament announced a bipartisan inquiry into the issue in 2021. This inquiry received submissions from a large number of affected individuals, mining companies, the Chamber of Minerals and Energy (CME), as well as the state government. Although the findings from the inquiry are not expected to be published until at least May 2022, it is anticipated that the new WHS Act will be used to more closely manage this issue due to the serious physical and psychological safety implications. Gold Fields participates in the CME’s Safe and Respectful Behaviours working group, and also conducts its own engagements with the government on this issue. 85

86 Gold Fields Integrated Annual Report 2021 Following the intense scrutiny of the WA Aboriginal Heritage Act in the wake of the Juukan Gorge incident in 2020, the state government passed the Aboriginal Cultural Heritage Act in late-2021, which will completely replace the existing legislative regime. The new legislation fundamentally shifts the approach to Aboriginal cultural heritage management by introducing a risk-based approach of engagement, consultation and approvals for activities that may harm cultural heritage values. The range of offences and penalties for any breaches also expanded significantly. The WA government is expected to undertake a 12 – 18-month process of co-designing the underlying regulations and codes of practice which will support the new Act, after which it will be implemented. We are actively involved in this consultation via the CME. GHANA Gold Fields Ghana’s investments in the country are covered by the 2016 Development Agreement (DA) with the government for both the Tarkwa and Damang mines. Under the agreement, Gold Fields is expected to spend US$500m at each mine – over an 11-year period for Tarkwa and a nine-year period for Damang – and includes a reduction in the corporate tax rate from 35% to 32.5%, as well as a sliding scale royalty tax based on the gold price. The government also holds a 10% interest in the entities controlling the Tarkwa, Damang and Asanko mines. Since 2018, we have invested US$340m in Damang, which illustrates the confidence we have in Ghana’s fiscal and regulatory framework. The DA cemented our status as one of the largest contributors to the country’s fiscus. Gold Fields’ contribution to national development in 2021 totalled US$319m in the form of taxes, royalties and dividends. In 2021, the government under President Nana Addo Dankwa Akufo-Addo took office for a further four years after a narrow election victory in late 2020. The government generally pursues stable, market- friendly policies, making Ghana one of Africa’s prime mining destinations. In the wake of an economic slowdown following the Covid-19 pandemic, the government passed a number of regulations impacting Gold Fields and other mining companies. These include: • A US$5m Covid-19 levy, which Gold Fields paid without prejudice to its rights under the DA • Gold Fields enjoys tax exemptions on fuels and other items. Due to administrative procedures from the Ministry of Finance, these exemptions were delayed and the Company paid full tax rates, for which it has now applied to be refunded • The industry regulator, the Minerals Commission, granted short-term export licences for our two mines. We proposed retaining our original longer-term licences and are expecting a ruling shortly Furthermore, we continue to engage the government through the Ghana Chamber of Mines on details to sell a portion of gold produced in Ghana to a local refinery for value-addition purposes. The Chamber, while agreeing that its members will sell a share of their production to the refinery, is discussing processes to ensure this will not be detrimental to the mining industry and impose no added costs to individual companies. SOUTH AFRICA From a regulatory perspective, Gold Fields’ South Deep mine is guided primarily by the Mineral and Petroleum Resources Development Act, 38 of 2002 (MPRDA). One of the key requirements of the MPRDA, which Gold Fields supports, is to facilitate meaningful and substantial participation of Historically Disadvantaged South Africans (HDSAs) in the mining industry. To provide guidance on this open- ended requirement, the Mining Charter provides for a range of empowerment actions and community investment programmes with a corollary timeframe; all mining rights holders are required to submit an annual compliance assessment detailing progress against the annual targets in the Charter. Gold Fields continues to comply with this process. The Department of Mineral Resources and Energy (DMRE) published Mining Charter 3 (MC3) in September 2018. The Minerals Council South Africa (MCSA), which represents the industry, considers most aspects of the Charter a framework within which the industry can operate and which encourages the growth and empowerment of the sector. There were, however, critical areas over which Gold Fields and the industry raised concerns. In particular, the Charter does not fully recognise the Black Economic Empowerment (BEE) ownership credentials of previous BEE transactions. In March 2019, the MCSA filed an application for a judicial review and the setting aside of certain clauses in the Charter. A Supreme Court ruling in September 2021 upheld the objections by the MCSA, which the DMRE accepted. This ruling has de facto confirmed South Deep’s current BEE ownership level of 35%, which we believe meets the principles and spirit of the Mining Charter, and has created the framework for the ongoing transformation of South Deep. Government relations continued IAR

Gold Fields Integrated Annual Report 2021 IAR Build on our leading commitment to ESG BLANK PAGE TO BE RESOLVED Remote control operator at the South Deep mine, South Africa 87

88 Gold Fields Integrated Annual Report 2021 Mining Charter Scorecard The Mineral and Petroleum Resources Development Act (MPRDA), requires the submission of five-year cyclical Social and Labour Plans (SLP) as a prerequisite for the granting of mining rights. South Deep’s Mining Right application was approved in 2010 and, currently, South Deep is in its third cycle of SLPs. A new SLP will be finalised by the end of 2022 and submitted to the DMRE for approval. The execution of South Deep’s Mining Charter and SLP commitments have, over the last two years, been severely complicated and impacted by the Covid-19 pandemic. Despite this, we remained on track to deliver the majority of our commitments. This was made possible through sound stakeholder relations, including with organised labour, communities and relevant government departments. Covid-19 has not only amplified existing social challenges, such as food insecurity, but also highlighted the role business needs to play in communities. South Deep worked closely with stakeholders to provide assistance in the form of, among others, distribution of protective equipment, and food security relief programmes in a number of kindergartens and primary schools. During Q4 2021, the mine was registered as an outreach vaccination site, which enabled us to administer vaccinations to our employees, their family members and surrounding community members. Monetary donations towards Covid-19 relief programmes amounted to R156m (US$10m) during 2020 and 2021. During 2021, we spent over R14m (US$1m) on community socio- economic development projects, delivering investment that supported education and training, infrastructure development, health care, water and sanitation. A further R14m was spent through the South Deep education and community trusts. Expenditure on skills development during 2021 amounted to R44m (US$3m). South Deep recently entered into a People With Disabilities (PWD) learnership agreement with an independent service provider, in terms of which 82 learnerships have been onboarded. These learnerships have raised PWD representation to 3.3% at the mine. South Deep MC3 2021 Scorecard Element Description Compliance target Ownership Representation of HDPs 26% Inclusive procurement Inclusive procurement 70% of mining goods’ procurement spend must be on South African manufactured goods (60% local value = South African manufactured goods) 80% of service procurement spend must be sourced from South African-based companies Research and 90% development (R&D) Sample analysis across the mining value chain Employment equity Board % Black persons % Black women Executive management % Black persons % Black women Senior management % Black persons % Black women Middle management % Black persons % Black women Junior management % Black persons % Black women Employees with disabilities 1.5% of all employees Core and critical skills HDPs represented in core and critical skills pool Human resources development (HRD)2 HRD expenditure as % of total annual leviable amount (excluding mandatory skills development levy) 5% leviable amount Mine community development (MCD) Meaningful contribution towards MCD with bias towards mine communities both in terms of impact, and in keeping with the principles of the social licence to operate 100% compliance with approved SLP MCD commitments Housing and living conditions2 Improvement of the standard of housing and living conditions of mine employees 100% compliance with commitments per the H&LCS BEE – Black Economic Empowerment HDP – Historically Disadvantaged Person H&LCS = Housing and Living Condition Standard Government relations continued IAR

Gold Fields Integrated Annual Report 2021 IAR Build on our leading commitment to ESG Five-year implementation plan requirement Year (2020) target1 Measure Year (2020) progress1Target Gold Fields target Meaningful 35% Full shareholder Yes 10% (local content verification not required for years 1-3) 20% The total mining goods procurement budget must be spent on South African manufactured goods produced by the following categories, per defined percentage: 21% on HDSA-owned and controlled company 40% 5% on women or youth-owned and controlled company 10% 44% on BEE 54% 70% 80% The total services budget must be spent on services supplied by the following categories, per defined percentage: 50% by HDPs 69% 15% by women-owned and controlled company 26% 5% by youth-owned and controlled company 0% 10% by BEE 90% Minimum of 70% of the total R&D budget to be spent on South African-based R&D entities 100% (R409,552) Utilise South African-based facilities or companies for the analysis of 100% of all mineral samples 99.99% (40,241 samples) Yes 67% 50% 67% 33% 20% 33% 67% 50% 67% 33% 20% 33% 47% 60% 32% 12% 25% 5% 64% 60% 62% 25% 25% 17% 67% 70% 71% 18% 30% 16% 1.3% 1.5% 0.6% 77% 60% 79% Invest percentage of leviable amount as defined in the HRD element in proportion to applicable demographics In 2021, South Deep spent 3% of its annual payroll on skills development programmes. This spend related to the provision of training and development initiatives for employees (permanent and contractors) and members of the South Deep host communities. HRD spend was curtailed due to Covid-19. Yes N/A Publish the SLP in two languages (dominant community language and English) Yes Implement all approved commitments in the SLP3 During 2021, South Deep continued developing the following projects, which are at various stages of implementation: • Provision of land and construction of Hillshaven Clinic (host community) • Refurbishment of sports complex (host community) • Construction of Westonaria TVET (host community) • Construction of Zuurbekom Library (host community) • Building and equipping of a science lab at TM Letlhake Secondary School (host community) • Farmer support project – Jachfontein (host community) • SMME funding and business hub, Westonaria (host community) • Construction of a transport hub in Flagstaff, Eastern Cape (labour- sending community) Mine to submit a Housing and Living Conditions Plan, in terms of Section 4 of the new H&LCS for the mining industry. 1:1 person to room ratio Implement all commitments per the H&LCS The occupancy rate for 2021 was 0.32. South Deep still maintains one person per room, which is monitored regularly. 1 The column records the mining rights holder's performance against the Mining Charter scorecard targets 2 The element has not been assured externally 3 Only the number of Community Development Commitments and its progress are externally assured 89

90 Gold Fields Integrated Annual Report 2021 Human rights We recognise that our mining activities have the potential to adversely impact the human rights of our stakeholders – particularly our workforce and members of our host communities. Gold Fields is committed to upholding and respecting the human rights of these important stakeholder groups. Our Human Rights Policy Statement, which is embedded in our Code of Conduct, applies to everyone working for Gold Fields, including directors, contractors and suppliers. The Code of Conduct can be found on our website at www.goldfields.com/code- of-conduct.php The Human Rights Policy Statement commits Gold Fields to, among other things: • Uphold fundamental human rights and freedoms • Encourage diversity and inclusivity in our workplaces • Provide training and guidance for all relevant staff, including security staff and contractors • Undertake human rights due diligence • Provide site-level grievance mechanisms for our workforce and communities • Raise awareness of human rights with our vendors and collaborate with them to address identified concerns The Human Rights Policy Statement is informed by and supports various international standards. These include the UN Guiding Principles on Business and Human Rights, the conventions of the International Labour Organization, the UN Universal Declaration of Human Rights, the Voluntary Principles on Security and Human Rights (VPSHR), and the ICMM Mining Principles and Position Statements. A Human Rights Steering Committee oversees the work by the various disciplines and regions, and provides feedback to the Board’s SET Committee on a quarterly basis. The committee identified several salient human rights issues, which have the potential to have the most severe negative impacts because of the Company’s activities or business relationships, and are the focus of work by our operational teams. In 2021, we rolled out our new e-learning human rights training to equip all Gold Fields employees with a sound understanding of human rights and how they affect our Company and stakeholders. The training also empowered our people to uphold these rights. We completed a human rights due diligence assessment at all our sites and projects. This formalised the identification and assessment of our actual and potential human rights impacts and aligns with our existing risk management process. Below are some of the key findings from the assessment: • All operations have a low probability of adverse human rights impact and no issues with a high probability of adverse human rights impact were identified • Health and safety, procurement and gender are medium probability issues across most operations, and mitigation plans are in place for these issues • We need to remain vigilant with regards to respect for human rights – learning the lessons from the Juukan Gorge incident Gold Fields recognises that Covid-19 may place human rights at risk. Accordingly, the Group actively supported – and continues to support – its people, communities and government during the pandemic. Details of our programmes and interventions can be found on p80 and p82. WORKFORCE Our Human Rights Policy Statement commits Gold Fields to protecting the rights of our workforce and upholding freedom from child labour, freedom from forced or compulsory labour, freedom from discrimination while recognising the need to affirm previously disadvantaged groups, and freedom of association and collective bargaining. Apart from community grievance processes, we have internal grievance mechanisms in place to ensure employees and contractors can raise human rights concerns. Grievances are handled by the Gold Fields HR function in consultation with legal teams. A confidential third-party whistleblowing hotline is in place for stakeholders. Performance in 2021 • Our updated Diversity Policy, approved by the Board in 2020, details our commitment to equality and the zero-tolerance approach we take to discrimination • In 2021, we set a 2030 diversity target of 30% female representation; we continue to drive additional diversity and inclusion indicators and report this via a dashboard • We updated approved policies to support diversity and inclusion, consider job recruitment and selection, and disciplinary and grievance issues • Approved a policy on managing long-term illnesses stemming from Covid-19 • Our Australia region conducted a sexual harassment assessment and, in 2022, we will conduct an independent review across the Group to identify additional measures needed to create environments of safety, inclusion and respect. See p46 for further information about gender safety in Australia COMMUNITY Our host communities are one of Gold Fields’ most important stakeholder groups. We seek to develop mutually beneficial relationships with them through meaningful engagement based on mutual respect and trust. More than any other stakeholder, our operations have the potential to adversely impact the rights, traditions and cultures of local communities. As such, due diligence on human rights is critical. Performance in 2021 • Updated and approved our Community Policy, which requires everyone working for and on behalf of Gold Fields, to undertake IAR

Gold Fields Integrated Annual Report 2021 IAR Build on our leading commitment to ESG activities in a way that avoids harm and builds respectful relationships with communities • We continued the roll-out of our revised artisanal small-scale mining (ASM) strategy at our Ghanaian operations (see p81) • No resettlement was undertaken at our operations in 2021. Our JV partner, Galiano Gold, successfully resettled the Tetrem community – comprising 277 dwellings and community structures – to a newly established village at a cost of US$29m. This was done after the expansion of the Essase pit and in accordance with a resettlement action plan designed in terms of international best practice • Our Australian sites aligned their plans with the region’s revised Indigenous Peoples and cultural heritage management plan (see p82) Community grievance mechanisms We are committed to addressing community issues and concerns relating to our operations timeously and effectively, where possible. Therefore, we rely on an external grievance reporting system to maintain confidence and transparent communication with our stakeholders. Our grievance mechanism enables and encourages community members to put forward their complaints freely, while obligating our mines to address the grievances within an agreed period, before the grievance is escalated to independent mediation should our teams not be able to resolve issues raised. During 2021, our operations dealt with 65 (2020: 139) grievances lodged by our communities, of which 25 related to jobs and procurement, along with 24 social and six environmental-related grievances. We resolved 91% of these grievances within the agreed timeframes. The outstanding grievances relate mainly to jobs and procurement. SUPPLIERS Our suppliers are required to comply with the Group Code of Conduct, the Gold Fields Supplier Code of Conduct and our Human Rights Policy Statement as a standard provision in all third-party contractual agreements. An external third-party screening system evaluates new and existing suppliers and contractors on a monthly basis for an array of pre-defined risk categories, including human rights and related violations and/or transgressions. Gold Fields is committed to responsible materials stewardship. In this context, we support global efforts to prevent the use of newly mined gold to finance conflict. We voluntarily adopted the Conflict-Free Gold Standard of the WGC after we withdrew our membership in 2014. We rejoined the WGC in January 2022. No infractions were incurred in 2021. Further information is available at www.goldfields.com/sustainability- reporting.php Performance in 2021 • In 2021, Gold Fields registered its first Modern Slavery Compliance Statement with the Australia Federal Government • Gold Fields is a founding member of the Human Rights Resource and Energy Collaborative, focusing on promoting human rights best practices and eliminating potential modern slavery practices in the energy and extractive sectors. The organisation established several working groups to focus on key areas of importance to members, with work in these areas ongoing • Gold Fields completed risk-based due diligence on selected labour hire companies; no evidence of modern slavery was found among these companies • Gold Fields is set to launch a new cloud-based supplier sustainability solution in 2022 to enhance its responsible sourcing programme in the areas of human rights and supply chain decarbonisation . • During 2021, several business partner forums were held to share our inclusion and diversity targets, as well as current activities aimed at ensuring our workplaces, FIFO camps in WA and facilities are conducive to a safe work environment for all Gold Fields staff and contractor personnel SECURITY Gold Fields’ protection services teams work with private and public security providers to protect our workers and assets effectively and responsibly. Our operations are aligned with the VPSHR, a commitment we made in 2017 which has since become a requirement of the ICMM Performance Expectations and the WGC Responsible Gold Mining Principles. All Gold Fields and private security contractors receive human rights training during the induction process and at least annually thereafter, including the VPSHR. Security is managed at regional level because each region has its specific context. Performance in 2021 • There were no incidents of human rights abuse by private security or public law enforcement at our operations in 2021 • A total of 48 police officers deployed to our Damang and Tarkwa sites in Ghana received VPSHR training in 2021 • Training of security officers at South Deep meets the International Code of Conduct for Private Security Providers and includes the use of force by security officers, handling of firearms, health and safety, reporting and complaints handling • Training in the VPSHR was provided to more than 4,500 people at Cerro Corona, with in-depth training provided to security officers • Implementation of the VPSHR continued at our Salares Norte project • There were 42 illegal mining incidents at our Ghana operations, minor in nature, which were resolved peacefully in accordance with our ASM strategy and our VPSHR commitment 91

92 Gold Fields Integrated Annual Report 2021 IAR IN THIS SECTION Our portfolio and growth strategy 94 South Deep: continued improvement 96 Salares Norte: construction on track 97 Life extension through near-mine exploration 98 Mineral Resources and Mineral Reserves summary 100 Construction at our Salares Norte project, Chile

Gold Fields Integrated Annual Report 2021 IAR 93 RELEVANT GROUP RISKS MINERAL RESOURCES AND MINERAL RESERVES Replacing Mineral Resources and Mineral Reserves (growth through brownfi elds, greenfi elds and mergers and acquisitions) SALARES NORTE Delays and cost overrun relating to the construction and early-stage mining of the project SOUTH DEEP Maintaining performance momentum and alignment with the build-up plan 4 6 9 STRATEGIC PILLAR 3 Grow the value and quality of our portfolio assets We are going to add quality, high value mines to our portfolio so that we have assets we can continue to mine in the future. Salares Norte construction 63% complete Near-mine exploration US$97m Gold-eq Mineral Reserves 48.6Moz 2021 PERFORMANCE HIGHLIGHTS

94 Gold Fields Integrated Annual Report 2021 IAR Our portfolio and growth strategy Gold Fields has invested significantly in its portfolio over the past four years to enhance the quality and life of our asset base, and ultimately increase FCF per ounce of gold produced. The Group has built a high-quality global production base by focusing on low-cost, longer-life assets in a limited number of mining- friendly jurisdictions. This reinvestment programme positioned Gold Fields to at least maintain the production profile over the next decade at costs that are competitive with our global peers. With the ramp-up of the Salares Norte mine in Chile, Group production is expected to grow to 2.7Moz – 2.8Moz in 2024 with a positive impact on overall cost levels. Since 2017, the investment drive has undoubtedly improved the sustainability of our production base. During this time, we invested US$347m into the Damang Reinvestment project, spent A$350m to acquire 50% of the Gruyere project and A$329m to build the mine, paid US$185m for a 45% interest in the Asanko mine in Ghana, and invested US$13m in restructuring South Deep. Furthermore, in February 2020, our Board gave the go-ahead for construction of the US$860m Salares Norte mine in Chile. Having addressed the production profile, we intend to maximise the potential of our assets by leveraging our people and innovation. Various initiatives are underway in each region to optimise our current asset base by improving efficiencies, maintaining or reducing costs, and incorporating technological advancements and innovation where possible. Gold Fields is not focused on the absolute production level, but rather the quality and profitability of ounces of gold produced. However, we believe that growth resulting from the development and ramp-up of Salares Norte will differentiate the Group from our mid-tier gold-producing peers. Beyond 2024, we will endeavour to preserve the value we have created by growing our output to 2.7Moz – 2.8Moz by pursuing organic and external opportunities. All opportunities, internal and external, will compete for the same pool of capital and will only be considered should it meet our key strategic objectives. We also continue to invest significant funds in near-mine brownfields exploration to extend the life of our current asset base and capitalise on in- country opportunities to leverage our existing footprint, infrastructure and skills set. This is particularly pertinent in our Australian region. As we are not fixated on the level of production, we will only pursue value-accretive opportunities that enhance the quality of our portfolio. In the same vein, we will not retain unprofitable or marginal ounces in the portfolio. We will look to dispose of any assets that management believes can be better served by a company with more time and resources to commit to them. GROWING OUR GLOBAL FOOTPRINT IN QUALITY JURISDICTIONS In addition to the quality of the individual assets, the quality of the jurisdiction plays a vital role in Gold Fields’ strategic decision- making process. While South Deep dominates our attributable Mineral Reserves base (29.1Moz at end- December 2021, 61% of total Mineral Reserves), our strategy has targeted expansion outside of South Africa since the unbundling of our legacy mines to Sibanye Gold in 2013. Of our nine mines and one project, only South Deep is located in South Africa. We have remained very selective in choosing countries for capital deployment. 18.2Moz of our attributable gold-equivalent Mineral Reserves (excluding Gold Fields’ 45% interest in Asanko) were located outside South Africa at 31 December 2021, with 7.9Moz (17%) in Australia, 5.8Moz (12%) in Ghana, 1.1Moz (2%) in Peru and 3.5Moz (8%) in Chile. The Group continued to enhance its global footprint during 2021 by advancing the Salares Norte project in Chile, with first production expected in Q1 2023. The plant is expected to take 12 months to ramp-up to full production. Based on this, we expect production to be approximately 200koz in 2023 and, in 2024 – the first full year with production – around 550koz. On average, for the first seven years of its life, Salares Norte is expected to add an average 450koz gold-equivalent production per year at AIC of US$465/oz (in 2019 terms) – one of the lowest in the industry. We will continue to invest a significant amount of capital in 2022, with US$330m in growth capex budgeted for continued development of the project during the year. The project is expected to be at 90% completion by year-end. Encouragingly, the performance of our South Deep mine in South Africa continued to improve in 2021 despite Covid-19 impacting production during Q1 2021. Overall production was up by 29% to 293koz (2020: 227koz). Costs were also marginally lower in Rand terms and, as a result, South Deep generated R1.4bn (US$97m) in FCF in 2021 compared with R558m (US$34m) in 2020.

Gold Fields Integrated Annual Report 2021 IAR Grow the value and quality of our portfolio assets 95 LEVERS TO UNLOCK LONG- TERM VALUE Gold Fields remains committed to its strategy of generating cash to pay dividends to shareholders, reduce debt and fund growth. Our capital allocation priorities will remain largely unchanged in 2022, namely: • Funding Salares Norte capex • Increasing capex to sustain production at some of our key assets STRATEGIC INVESTMENTS Over the years, Gold Fields has acquired strategic interests in a number of smaller mining companies. Taking advantage of favourable equity market conditions, we have steadily reduced these non-core equity holdings over the past two years. At Chakana Copper, we participated in a rights offer in February 2021, that increased our holding to 19.9% for an additional C$3m (US$3m). Chakana Copper is currently advancing the prospective Soledad gold-silver project in central Peru. Also during 2021 we sold our Maverix warrants for US$19m. Our current strategic shareholdings are shown in the table below. • Maintaining our policy to pay dividends of 25% – 35% of normalised earnings • Degearing the balance sheet In addition to the above avenues of value distribution, we believe there are three levers to unlock value in our current portfolio of assets that are not yet fully reflected in analyst and investor valuations, namely: FAR SOUTHEAST There were no material developments relating to the Far Southeast (FSE) project in the Philippines during 2021. The project is held by Far Southeast Gold Resources, in which Gold Fields has a 40% interest with an option to increase its stake to 60%, and is adjacent to an existing mining operation with established infrastructure. Lepanto Consolidated Mining Company of the Philippines holds the remaining 60% interest and manages the existing mining operation. FSE’s mining licence was up for renewal for 25 years in 2015. The Philippine government ruled that Free Prior and Informed Consent was required for the renewal, however, this requirement was overturned during independent arbitration and, in 2018, by the country’s Court of Appeals. The government is appealing that ruling in the Supreme Court, where the case is currently pending. Gold Fields reversed previous impairments of its investment in FSE in 2020. Further impairment write-downs were recorded in 2021, resulting in a carrying value of US$114m at end-2021, based on the fair value less cost of disposal of the investment, which was indirectly derived from Lepanto’s market value on the Philippine Stock Exchange. Gold Fields’ holding costs in FSE are approximately US$0.2m, related mainly to staff and administrative costs, managing existing drill core, environmental monitoring, community relations work, as well as activities to support the permitting process. Gold Fields’ non-core investments (31 December 2021) Investment Shareholding  Market value (US$m) Galiano Gold (formerly Asanko Gold) 9.8% 16 Rusoro Mining 25.7% 6 Chakana Copper 19.9% 5 Magamatic Resources 7.5% 1 Lefroy Exploration 15.0% 5 Lunnon Metals 31.7% 15 Consolidated Woodjam Copper 13.3% 1 Hamelin Gold 10.0% 1 Others 2 Total value 52 • South Deep: Continue to embed productivity improvements and ramp-up production • Salares Norte: Deliver the project on time and on budget • Australian assets: Improve our stakeholders’ understanding of the potential at our Australian operations

96 Gold Fields Integrated Annual Report 2021 IAR South Deep: continued improvement South Deep continued to show operational improvements in 2021 despite Covid-19 impacting production during Q1 2021 and leading to a downgrade in full- year guidance for the mine in May. Encouragingly, productivity trends continued to improve across key leading indicators throughout 2021, and the mine managed to beat the revised production guidance, and even slightly exceed its original guidance. The positive productivity trends can be attributed to several initiatives implemented following restructuring of the mine at the end of 2018. These are fully embedded into the operating model and include: • The Purposeful Visible Felt Leadership programme • Reinvigorating the leadership system • Improving face time and its effectiveness • Enabling logistics • Implementing innovation and technology This has led to productivity and cost improvements driven by: • Restructuring of the mine in 2017/2018, which saw its workforce reduce by approximately a third, or 1,500 people • Moving production focus from the “current mine” to the more productive, newly laid-out area of the mine called North-of-Wrench. This new area now accounts for 70% of production compared with 30% in 2017 • An established and stable leadership team The Siyaphambili intervention – a management and leadership programme focusing on building the capability and capacity of our front-line supervisors and middle managers – also continued to bear fruit during 2021. As a result, we achieved the following key milestones during the year: • Total development metres increased by 44% to 10,282m in 2021 from 7,161m in 2020 as a result of improved efficiencies, mainly on the drill rigs (destress metres increased by 41%, while reef horizon development metres increased by 55%) • Longhole stoping volumes mined increased by 38% to 961,627 tonnes in 2021 (2020: 697,501 tonnes) due to improved stope availability, equipment productivity and stope extraction quality improvements. Encouragingly, stoping compliance to plan averaged 89% in 2021 in line with what was achieved in 2020 • A total of 298,186m3 of backfill was placed in 2021 compared with 322,823m3 in 2020 as the backfill backlog was further eroded • The mine’s overall productivity improved to 57 tonnes per employee costed (TEC) in 2021 from 48 tonnes per TEC in 2020. Drill rig productivity increased to 85m/rig in 2021 from 72m/rig in 2020 South Deep’s gold production increased by 29% to 9,102kg (293koz) from 7,056kg (227koz) in 2020 while AIC declined by 1% in Rand terms to R655,826/kg (US$1,379/oz). Encouragingly, the mine generated net cash of R1.4bn (US$97m) in 2021 – 157% higher than the R558m (US$34m) generated in 2020. For 2022, we expect another healthy increase in production (+7%) to 9,600kg – 9,700kg (310koz) although costs are forecast to rise to approximately R755,000/kg (US$1,510/oz) amid higher capex, including R555m on the solar plant, (2020 spend was R60m), and cost inflation. We expect production to grow by a further 20% – 30% to 345koz – 375koz over the next three to four years, with growth more or less linear year by year. South Deep mine, South Africa

Gold Fields Integrated Annual Report 2021 IAR Grow the value and quality of our portfolio assets 97 Salares Norte: construction on track The Salares Norte project is a 100% Gold Fields-owned gold- silver deposit. It is located between 3,900m and 4,700m above sea level in the municipality of Diego de Almagro in the Atacama region of northern Chile. Mineralisation is contained within a high-sulphidation epithermal system, offering high- grade oxides. The project is currently in construction phase, and is expected to meaningfully change the future profile of Gold Fields by accelerating growth in production and reducing Group AIC. Land easement for the project was granted for 30 years on 30 May 2016. We obtained water rights in December 2016, with the regulator granting Gold Fields access to more than double the volume of water the project requires. The Atacama Environmental Assessment Commission approved Salares Norte’s environmental impact assessment (EIA) on 18 December 2019, and Gold Fields’ Board of Directors approved construction and development of the project in February 2020. First production remains on track for Q1 2023, with life-of-mine production of 3.7Moz gold-equivalent over an 11.5-year period. Average annual production is forecast to be 450koz gold-equivalent for the first seven years, at an AISC of US$465/oz (in 2019 terms). Production over the 11.5 years current life-of-mine is forecast at 3.7Moz and an AISC of US$545 per gold-equivalent ounce (in 2019 terms). Of the total estimated project capex of US$860m (in 2020 terms), US$97m was spent during 2020 and US$375m during 2021, with US$330m in project capital budgeted for 2022. Covid-19 and severe weather conditions impacted construction activities during 2021. The detailed engineering, 97% completed at the end of 2020, was finalised during the early months of 2021. At the end of December 2021, construction progress was 55% (plan: 61%) and total project progress stood at 63% compared with a planned 65%. Importantly, all critical path items of the project have tracked against plan, and the bulk of the equipment (97%) was fabricated and delivered by the end of December. Pre-stripping the pit and construction of the processing plant commenced during January 2021 in line with the project’s construction schedule. At 31 December 2021, 22.9Mt of earth had been moved ahead of the plan of 17.3Mt. In addition to the Agua Amarga and Brecha Principal ore bodies, which will be mined over the initial seven-year period, there is significant exploration potential within the surrounding area. Salares Norte controls 84,000ha of mineral rights in the Salares Norte district and has carried out extensive district-wide exploration within a 20km radius of the plant site. In 2021, US$28m was spent on exploration, resulting in a total of 23,848m drilled. We will continue to invest in exploration within the area to add to the production pipeline from 2025 onwards. A critical element of the EIA approval was the relocation of the endangered short-tailed chinchilla in the area of the Agua Amarga pit, where mining activities need to commence in 2025. The relocation programme, which began in 2020, was halted by the authorities in April 2021 when two of the four relocated chinchilla died. In December 2021, Gold Fields was informed by the Chilean regulators that they had begun sanction proceedings against Salares Norte regarding the relocation process. We continue to collaborate with the authorities to resolve the sanction proceedings and ensure that the relocation process can recommence. Importantly, the delay in relocation does not in any way affect the construction schedule at Salares Norte (p65). While there are no indigenous claims or community presence on the concession or the dedicated access routes, Salares Norte embarked on an extensive engagement programme with three indigenous communities within its wider vicinity and entered into long-term agreements with them. The project’s principal area of social influence – and potential labour- sending area – is the Diego de Almagro municipality, approximately 125km away. Exploration drilling at the Salares Norte project, Chile

98 Gold Fields Integrated Annual Report 2021 IAR Life extension through near-mine exploration Near-mine (brownfields) exploration is key to Gold Fields’ strategy as it offers one of the lowest-cost opportunities for adding ounces and growing cash-flow, particularly on a per share basis. The value in near- mine exploration lies in: • Knowledge of the ore bodies, which enables our exploration teams to identify extensions or additional ore sources housed within the mining tenement • Operational capabilities, including Gold Fields’ proven ability to develop and mine orogenic ore bodies • Regional and operational infrastructure, including existing processing plants and regional management teams We believe brownfields exploration provides a robust platform for regional growth. In addition to growing Gold Fields’ Mineral Resource and Mineral Reserve base, near-mine exploration also extends the life of the Group’s existing assets and ensures that each region can continue leveraging its infrastructure. In 2021, Gold Fields spent US$97m on near-mine exploration (excluding Asanko; 2020: US$75m), which supported a total of 335km of near-mine drilling (2020: 325km). We incurred the majority of this spending – US$59m (A$79m) (2020: US$50m (A$72m)) at our Australian mines, while US$10m was spent at Tarkwa and Damang. Looking ahead to 2022, we have budgeted US$119m for near-mine exploration and Mineral Resource conversion across the business (excluding Asanko). Of this US$66m (A$86m) is budgeted to be spent at our Australian operations, US$31m at Salares Norte in Chile and US$11m at our Ghanaian mines, including study costs at Damang. Following are details of the near- mine exploration activities at our managed operations: 3.0 2.5 2.0 1.5 1.0 0.5 0.0 M in er al re se rv es 2 0 2 0 2 .6 7 0. 15 2. 41 (0 .4 1) M in ed de pl et io n 20 21 Gr ow th 20 21 M in er al re se rv es 20 21 ST IVES MINERAL RESERVES Gold (Moz) At St Ives, total 2021 near-mine exploration spend amounted to A$35.1 (US$26.4m). A total of 114,330m were drilled during the year. The mine’s Mineral Reserves decreased by 9% to 2.4Moz and Mineral Resources declined by 2% to 4.9Moz. In 2021, extensional exploration targeted additions to the Invincible, Neptune and Hamlet complexes, with significant growth in both Mineral Resources and Mineral Reserves in the Invincible complex. 1.2 1.0 0.8 0.6 0.4 0.2 0.0 M in er al re se rv es 2 0 2 0 0 .9 2 0. 32 1. 01 (0 .2 3) M in ed de pl et io n 20 21 Gr ow th 20 21 M in er al re se rv es 20 21 AGNEW MINERAL RESERVES Gold (Moz) We spent A$24.5m (US$18.4m) on near-mine exploration at Agnew during 2021, drilling 80,517m. The mine’s Mineral Reserves increased by 10% to 1.0Moz while Mineral Resources increased by 7% to 3.4Moz. Exploration at Agnew successfully targeted extensions of both the Waroonga and New Holland mineralised systems. The commitment to exploration at Agnew, particularly over the past six years, has contributed to the site exceeding 1Moz of Mineral Reserves for the first time since 2012. 2.5 2.0 1.5 1.0 0.5 0.0 M in er al re se rv es 2 0 2 0 2 .1 7 0. 35 2. 22 (0 .3 0) M in ed de pl et io n 20 21 Gr ow th 20 21 M in er al re se rv es 20 21 GRANNY SMITH MINERAL RESERVES Gold (Moz) Total near-mine exploration spend at Granny Smith amounted to A$17m (US$12.7m) in 2021, with a total of 72,947m drilled during the year. The mine’s Mineral Reserves increased by 2% to 2.2Moz and Mineral Resources also improved by 2% to 8.1Moz. Drilling activity focused on infill and extensions to Zones 135 and 150 at Wallaby. 5.0 4.5 4.0 3.5 3.0 2.5 2.0 1.5 1.0 0.5 0.0 M in er al re se rv es 2 0 2 0 3 .4 8 1. 29 4. 45 (0 .3 2) M in ed de pl et io n 20 21 Gr ow th 20 21 M in er al re se rv es 20 21 GRUYERE MINERAL RESERVES (100%) Gold (Moz) Gold Fields spent A$2.4m (US$1.8m) on near-mine exploration at Gruyere during the year, drilling 12,425m.

Gold Fields Integrated Annual Report 2021 IAR Grow the value and quality of our portfolio assets 99 The mine’s attributable Mineral Reserves (50% basis) increased by 28% to 2.2Moz while attributable Mineral Resources increased by 10% to 3.7Moz. A two-phase exploration deep drilling programme beneath the Gruyere pit was completed in 2021. We also completed 13 diamond holes, totalling 12,425m. Drilling was designed to test for depth and strike extensions of the Gruyere porphyry 400m below the Stage 5 pit design. 7.0 6.0 5.0 4.0 3.0 2.0 1.0 0.0 M in er al re se rv es 2 0 2 0 6 .1 0 0. 25 5. 80 (0 .5 4) M in ed de pl et io n 20 21 Gr ow th 20 21 M in er al re se rv es 20 21 TARKWA MINERAL RESERVES Gold (Moz) Gold Fields spent US$3.0m in near- mine exploration at Tarkwa during the year, drilling 9,801m. Tarkwa’s Mineral Reserves decreased by 5% to 5.8Moz, while Mineral Resources declined by 8% to 9.8Moz. Exploration activities in 2021 focused on palaeoplacer potential, delineating new Mineral Resources and upgrading known Mineral Resource areas. This will continue into 2022. 1.2 1.0 0.8 0.6 0.4 0.2 0.0 M in er al re se rv es 2 0 2 0 1 .0 3 (0 .1 2) 0. 64 (0 .2 8) M in ed de pl et io n 20 21 Gr ow th 20 21 M in er al re se rv es 20 21 DAMANG MINERAL RESERVES Gold (Moz) The Group spent US$3.6m on near- mine exploration at Damang during the year, drilling 10,461m. The mine’s Mineral Reserves decreased by 38% to 637koz and Mineral Resources declined by 20% to 4.6Moz. Most of the exploration focused on early- stage (target definition) programmes at Epieso and Tomento East, as well as infill drilling of the Damang Mini- Cutback volume in support of the mine’s next-pit expansion study. 40 35 30 25 20 15 10 5 0 M in er al re se rv es 2 0 2 0 3 4 .8 3 (2 .3 4) 32 .1 9 (0 .3 0) M in ed de pl et io n 20 21 Gr ow th 20 21 M in er al re se rv es 20 21 SOUTH DEEP MINERAL RESERVES Gold (Moz) Gold Fields spent US$0.5m on near-mine exploration at South Deep in 2021, drilling 3,117m. The mine’s Mineral Reserves decreased by 8% to 32.2Moz and Mineral Resources declined by 2% to 61.2Moz. Exploration drilling at the mine focused on underground areas ahead of the destress echelon. 1.6 1.4 1.2 1.0 0.8 0.6 0.4 0.2 0.0 M in er al re se rv es 2 0 2 0 1 .3 7 (0 .0 4) 1. 11 (0 .2 2) M in ed de pl et io n 20 21 Gr ow th 20 21 M in er al re se rv es 20 21 CERRO CORONA MINERAL RESERVES Gold (Moz) US$3.4m was spent on near- mine exploration at Cerro Corona during the year, drilling 8,005m. The mine’s Mineral Reserves decreased by 19% to 1.1Moz and Mineral Resources declined by 11% to 1.7Moz. We completed two in-pit diamond drilling campaigns in 2021, focusing on geology, geotechnical, geometallurgical and deep drilling exploration holes. 4.0 3.5 3.0 2.5 2.0 1.5 1.0 0.5 0.0 M in er al re se rv es 2 0 2 0 3 .4 8 (0 .0 1) 3. 47 0 M in ed de pl et io n 20 21 Gr ow th 20 21 M in er al re se rv es 20 21 SALARES NORTE MINERAL RESERVES Gold (Moz) Gold Fields spent US$27.7m on near-mine exploration at Salares Norte during the year, drilling 23,848m. The mine’s gold Mineral Reserves maintained at 3.5Moz while gold Mineral Resources increased by 4% to 4.1Moz. Most of the spend was on district scale exploration and primarily focused over the Horizonte Project, where 13,808m of diamond drilling was executed over multiple targets.

100 Gold Fields Integrated Annual Report 2021 IAR Mineral Resources and Mineral Reserves summary The management of the Company’s Mineral Resources and Mineral Reserves is central to delivering on its strategic goals and key performance targets. The Group continued with its strategy of focusing on near-mine exploration to extend mine life during the year. For the first time in a number of years, Gold Fields was not able to replace all mined Mineral Reserves through exploration and mine extensional drilling. Nevertheless, Gold Fields added significant Mineral Reserves and Mineral Resources to reduce the impact of depletion. Cost pressures, manifesting in rising cut-off grades, had a major impact on the overall reduction in Mineral Resources and Mineral Reserves. Studies are ongoing as to how Gold Fields can address this impact through project ramp-ups and expansions, as well as increased efficiencies. Gold Fields has kept Mineral Resource and Mineral Reserve pricing assumptions constant from 2020. In an environment where metal prices continue to increase, there is room to consider allowing the use of higher metal prices to offset cost pressures when estimating Mineral Resources and Mineral Reserves. The emphasis at all mine sites is to drive the Mineral Resources to Mineral Reserves conversion, strive for Mineral Reserves growth that replaces annual depletion, improve cash-flow and cost per ounce, and to deliver on the strategic opportunities to extend the life- of-mines. 2021 PERFORMANCE The Covid-19 pandemic again affected the Mineral Resource and Mineral Reserve reporting cycle. Nevertheless, the regions were able to complete the drilling, resource modelling, technical studies and life-of-mine planning as scheduled. In 2021, Mineral Reserves decreased post-depletion by 3.2Moz on a managed basis (2.9Moz attributable), net of depletion of approximately 2.4Moz. The Group-managed gold Mineral Resource, including FSE in the Philippines, is 121.1Moz (2020: 124.1Moz) and the gold-managed Mineral Reserve is 51.1Moz (2020: 54.3Moz) for our operating mines and the Salares Norte project, but excluding the Asanko JV in both 2020 and 2021. The attributable gold Mineral Resource for operating mines and Salares Norte, but excluding both Asanko and FSE, decreased year-on-year by 3% to 94.1Moz (2020: 96.7Moz). The attributable gold Mineral Reserve reflects a 6% decrease to 47.4Moz (2020: 50.3Moz), both net of 2.3Moz attributable annual production depletion during 2021. Notable Mineral Resource highlights during 2021 were increases of 7% at Agnew, 10% at Gruyere (50% owned) net of annual depletion. This was offset by a 1.5Moz decrease (-2%) at South Deep and 0.9Moz decline (-8%) at Tarkwa and 1.1 Moz (-20%) at Damang. These decreases were primarily due to depletion, increased cut-off grades and geology model updates at Damang based on new drilling results. Mineral Reserve highlights include increases of 10% at Agnew and 28% at Gruyere, also net of annual depletion. These increases were offset by a Mineral Reserve decrease of 2.6Moz (-8%) at South Deep, 0.3Moz (-5%) at Tarkwa, 0.4Moz at Damang and 0.3Moz at St Ives, all including annual depletion. Small positive and negative changes were observed at other operations. Total attributable copper Resources, excluding the FSE project, are 742Mlbs (2020: 809Mlbs) and Reserves are 474Mlbs (2020: 563Mlbs). The attributable copper Resources for the FSE project has not changed (3,968MIb). Total attributable silver Resources for Salares Norte are 45.8Moz (2020: 43.7Moz) and Reserves are 39.0Moz (2020: 39.3Moz). The gold price used for the 2021 estimates held steady at US$1,500/ oz for Mineral Resources and US$1,300/oz for Mineral Reserves and are aligned with the long- term market consensus forecast and prices used by peer group companies. Copper and silver prices used for the estimates were unchanged year-on-year at US$3.2/lb and US$20/oz, respectively, for Mineral Resources and US$2.8/lb and US$17.5/oz, respectively, for Mineral Reserves. GOVERNANCE The consolidated summary of Gold Fields’ Mineral Resources and Mineral Reserves in this section should be read in conjunction with the Gold Fields Mineral Resource and Mineral Reserve Supplement (the Supplement), which can be found on our website at www.goldfields.com/ integrated- annual-reports.php. The Supplement sets out important and detailed technical information on the Company’s Mineral Resources and Mineral Reserves as at 31 December 2021. It is prepared in line with the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves, 2016 edition (SAMREC Code) and other leading standards as well as stock exchange regulations. Supplementary information is also available in Gold Fields SK1303/20F and Technical Report Summaries lodged on the NYSE EDGAR repository, however, there are some differences in the formatting of the documents due to different reporting guidelines. The Mineral Reserve and Mineral Resource statements were prepared under the supervision of and reviewed by the Group Competent Persons, Richard Butcher and Julian Verbeek, who are members of Gold Fields’ Corporate Technical Services team. Richard and Julian both consent to the disclosure of these statements in the form that they are presented. Details of experience and affiliation are provided in the Supplement.

Gold Fields Integrated Annual Report 2021 IAR Grow the value and quality of our portfolio assets 101 MINERAL RESOURCES AND MINERAL RESERVES ESTIMATES as at 31 December 2021 Managed Mineral Resources (100%) Managed Mineral Reserves (100%) Attributable R&R (%) 31 Dec 2021 Dec 2020 31 Dec 2021 Dec 2020 31 Dec 2021 Tonnes Grade Gold Gold Tonnes Grade Gold Resource Reserve Gold (Mt) (g/t) (Moz) (Moz) (Mt) (g/t) (Moz) (Moz) (%) (Moz) Australia region Agnew 19.9 5.34 3.414 3.178 5.1 6.13 1.013 0.917 100 3.414 1.013 Granny Smith 44.5 5.67 8.102 7.936 12.6 5.47 2.216 2.167 100 8.102 2.216 St Ives 37.2 4.06 4.861 4.964 20.1 3.74 2.412 2.665 100 4.861 2.412 Gruyere (50%) 84.8 1.35 3.691 3.356 54.5 1.27 2.226 1.738 100 3.691 2.226 Total Australia region 186.4 3.35 20.068 19.433 92.4 2.65 7.867 7.487 100 20.068 7.867 South Africa region South Deep 354.4 5.37 61.177 62.684 201.5 4.97 32.188 34.834 90.5 55.362 29.129 Total South Africa region 354.4 5.37 61.177 62.684 201.5 4.97 32.188 34.834 55.362 29.129 Americas region Cerro Corona 96.5 0.54 1.676 1.890 58.3 0.59 1.108 1.368 99.53 1.668 1.103 Salares Norte 29.1 4.36 4.075 3.913 20.8 5.19 3.467 3.476 100 4.075 3.467 Total Americas region 125.5 1.42 5.751 5.803 79.1 1.80 4.575 4.844 5.744 4.570 West Africa region (excluding Asanko) Damang 75.6 1.88 4.575 5.693 17.3 1.15 0.637 1.031 90 4.117 0.573 Tarkwa 267.3 1.14 9.776 10.640 193.6 0.93 5.804 6.095 90 8.799 5.224 Total West Africa region 342.9 1.30 14.351 16.333 210.9 0.95 6.442 7.127 90 12.916 5.797 Total Gold Managed 1 009.2 3.12 101.347 104.254 583.8 2.72 51.072 54.292 Total Gold Attributable 940.8 3.11 94.089 96.680 543.3 2.71 47.363 50.276 94.089 47.363 Copper Tonnes (Mt) Grade (% Cu) Copper (Mlb) Copper (Mlb) Tonnes (Mt) Grade (% Cu) Copper (Mlb) (Mlb) % Copper (Mlb) Cerro Corona (Cu) only 96.5 0.35 746 812 58.3 0.37 476 565 99.53 742 474 Silver Tonnes (Mt) Grade (g/t) Ag (Moz) Ag (Moz) Tonnes (Mt) Grade (g/t) Ag (Moz) Ag (Moz) Silver (Moz) Salares Norte Ag 29.1 49.03 45.835 43.662 20.76 58.41 38.990 39.26 100 45.84 38.99 Total Au including equiv. oz (managed) 142.940 149.088 52.343 56.082 111.820 48.630 Total Au including equiv. oz (attributable) 111.820 116.020 48.630 52.061 111.820 48.630

102 Gold Fields Integrated Annual Report 2021 IN THIS SECTION First party: Internal Audit Statement 104 Independent assurance statement to the Board of Directors of Gold Fields Limited 105 Assured sustainability performance indicators 108 Assured South African Mining Charter performance indicators 109 Administration and corporate information 111 IAR Open-pit operations at the Tarkwa mine, Ghana

Gold Fields Integrated Annual Report 2021 IAR Assurance Internal and external assurance is provided over selected sustainability information contained in the Integrated Annual Report. 103

104 Gold Fields Integrated Annual Report 2021 First party: Internal Audit Statement Gold Fields Internal Audit (GFIA) provides independent assurance on the effectiveness of the governance, risk management and control processes within Gold Fields to the Group Audit Committee. The internal audit activities performed during the year were identified through a combination of the Gold Fields Risk Management and Combined Assurance Framework, as well as the risk-based methodology adopted by GFIA. Internal Audit complies with the Institute of Internal Auditors’ International Standards for the Professional Practice of Internal Auditing, in the execution of its assurance function. Furthermore, GFIA operates a quality assurance programme that involves performing detailed quality review assessments. In 2020, GFIA underwent an External Quality Assurance and was found to be generally complaint with the International Professional Practices Framework as well as the Code of Ethics as prescribed by the Institute of Internal Auditors. Annually, the risk-based annual audit plan is approved by the Audit Committee. The internal audit activities are executed by a team of appropriately qualified and experienced internal auditors, or through the engagement of external practitioners on specified and agreed terms. The Vice President and Group Head of Internal Audit has a functional reporting line to the Audit Committee, to which quarterly feedback is provided. The Covid-19 pandemic resulted in travel restrictions to Gold Fields’ operations, which led to GFIA adjusting its approach, objectives and scope on a number of audit activities, to continue meeting its audit mandate. Based on the work performed by GFIA during the year, the Vice President and Group Head of Internal Audit presented the Audit Committee with an assessment on the effectiveness of the Company’s governance, risk management and system of internal control. It is GFIA’s opinion that the governance, risk management and internal control environment are effective within the Gold Fields business and provide reasonable assurance that the objectives of Gold Fields will be achieved. This GFIA assessment forms one of the bases for the Audit Committee’s recommendation in this regard to the Board. Shyam Jagwanth Vice President and Group Head of Internal Audit Johannesburg, South Africa 31 March 2022 IAR

Gold Fields Integrated Annual Report 2021 IAR Assurance Independent assurance statement to the Board of Directors of Gold Fields Limited ERM Southern Africa (Pty) Ltd (‘ERM’) was engaged by Gold Fields Limited (‘Gold Fields’) to provide reasonable assurance in relation to selected sustainability information set out below and presented in Gold Fields’ 2021 Integrated Annual Report for the year ended 31 December 2021 (the ‘Report’). Engagement summary Assurance Scope Whether Gold Fields’ assertions relating to the following ICMM Subject Matters (SM) in the Report are fairly presented, in all material respects, with the reporting criteria: • SM1: The alignment of Gold Fields’ sustainability policies, management standards and procedures to the ICMM Principles, any mandatory requirements set out in ICMM Position Statements, the corporate-level ICMM Performance Expectations (PEs) and corporate-level aspects of combined PEs. • SM2: Gold Fields’ material sustainability risks and opportunities based on its own review of the business and the views and expectations of its stakeholders. • SM3: The existence systems and approaches that Gold Fields is using to manage selected material sustainability risks and opportunities. • SM4: Gold Fields’ reported performance during the given reporting period for selected material sustainability risks and opportunities, as listed in Tables 1 and 2 overleaf. • SM5: Disclosures regarding Gold Fields’ prioritisation process for selecting assets for third- party PE Validation. Reporting Criteria: • ICMM Assurance and Validation Procedure (2019), including the ICMM Principles, ICMM Position Statements and ICMM Performance Expectations • Global Reporting Initiative (GRI) Standards (‘Core’ in-accordance option) and the GRI’s Mining and Metals Sector Supplement (2013) • Gold Fields’ suite of Reporting Guidelines: For environmental, health and safety and social indicators: – Gold Fields GRI Standards Sustainability Reporting Guideline, V28 (October 2021) – Gold Fields Group Protocol for Energy and Carbon Performance Data Management, V4 (October 2021) – Gold Fields Group Health and Safety Reporting Guideline, V12 (November 2021) – Gold Fields Group Guidance on Host Community Procurement Spend and Job Creation, V1.2 (January 2020) For Mining Charter-related indicators: – Gold Fields Limited South Deep Gold Mine Non-Financial Data Assurance Reporting Guidelines, V6 (January 2021) – Gold Fields Limited South Deep Gold Mine Procurement Mining Charter 2018 Reporting Guideline, V2 (January 2021) – Gold Fields Limited South Deep Gold Mine Local Economic Development Progress Monitoring Procedure, V0 (April 2020) – Broad-Based Socio-Economic Empowerment Charter (BBSEEC) for the South African Mining and Minerals Industry (2018) and the related scorecard (2018) – Implementation Guidelines for the BBSEEC for the South African Mining and Minerals Industry (2018) Assurance Standard ERM CVS’ assurance methodology, based on the International Standard on Assurance Engagements (ISAE) 3000 (Revised) and ISAE 3410 (for GHG Statements) Level of Assurance Reasonable Assurance for all Subject Matters Respective Responsibilities Gold Fields is responsible for preparing the Report, including the collection and presentation of the disclosures covered by the scope of our engagement, the design, implementation and maintenance of related internal controls over the information and data, as well as the integrity of its website. ERM’s responsibility is to provide an opinion on the selected information based on the evidence we have obtained and exercising our professional judgement, on whether the information covered by the scope of our engagement has been prepared in accordance with the stated criteria. ERM disclaims any liability for any decision a person or entity may make based on this Assurance Statement. 105

106 Gold Fields Integrated Annual Report 2021 Independent assurance statement to the Board of Directors of Gold Fields Limited continued OUR ASSURANCE ACTIVITIES We planned and performed our work to obtain all the information and explanations that we believe were necessary to reduce the risk of material misstatement to low, and therefore provide a basis for our assurance opinion. Using the ICMM Assurance and Validation Procedure (2019), a multi-disciplinary team of sustainability, Mining Charter and assurance specialists performed the assurance activities, including, among others: • Reviewing external media reporting relating to Gold Fields, peer company annual reports and industry standards to identify issues relevant to the assurance scope in the reporting period • Interviews with relevant corporate-level staff to understand Gold Fields’ sustainability strategy, policies and management systems, including stakeholder engagement and materiality assessment • Interviews with a selection of staff and management, including senior executives, to gain an understanding of: – The status of implementation of the ICMM Mining Principles (including the Performance Expectations) and ICMM Position Statements in Gold Fields’ strategy and policies – Gold Fields’ identification and management of sustainable development risks and opportunities as determined through its review of the business and the views and expectations of its stakeholders • Reviewing supporting evidence related to external stakeholder engagement on material issues facing the business • Reviewing policies and procedures and assessing alignment with ICMM Mining Principles (including the Performance Expectations) and other mandatory requirements set out in the ICMM Position Statements in effect as at 31 December 2021 • Testing the processes and systems, including internal controls, used to generate, consolidate and report the selected sustainability and Mining Charter information • Reviewing the suitability of the internal reporting guidelines, including conversion factors used • Physical visit to interview responsible staff and verify source data and other evidence at the following sites: – Agnew Mine, Australia; – Granny Smith, Australia; and – South Deep Mine1, South Africa • Remote reviews to verify source data for the following sites: – Gruyere Mine, Australia; – St Ives Mine, Australia; – Cerro Corona Mine, Peru; – South Deep Mine, South Africa; – Tarkwa Mine, West Africa; and – Damang Mine, West Africa. • An analytical review of the year-end data submitted by the sites listed above, and testing of the accuracy and completeness of the consolidated 2021 Group data for the selected indicators • Reviewing the presentation of information relevant to the scope of our work in the Report to ensure consistency with our findings. 1 For selected Mining Charter indicators only OUR ASSURANCE OPINION In our opinion, Gold Fields’ assertions relating to the ICMM Subject Matters in the Report, included in the Assurance Scope are prepared, in all material respects, in accordance with the Reporting Criteria. THE LIMITATIONS OF OUR ENGAGEMENT The reliability of the assured data is subject to inherent uncertainties given the methods for determining, calculating or estimating the underlying information. It is important to understand our assurance opinions in this context. Our independent Assurance Statement provides no assurance on: • The maintenance and integrity of Gold Fields’ website, including controls used to achieve this integrity, and in particular, whether any changes may have occurred to the information since it was first published; or • Any other information in the Report or on Gold Fields’ website for the current reporting period; or on the baseline values used for presenting performance against targets; or prospective information including ambitions, plans, expectations or their achievability. FORCE MAJEURE – COVID-19 As a result of travel restrictions arising from the current global pandemic, we were unable to carry out certain assurance activities as originally planned and agreed with Gold Fields. In-person visits to selected operations and the head office were replaced with remote reviews via teleconference and video calls for this year’s assurance engagement. While we believe these changes do not affect our reasonable assurance opinions above, we draw attention to the possibility that if we had undertaken in-person visits we may have identified errors and omissions in the assured information that we did not discover through the alternative approach. IAR

Gold Fields Integrated Annual Report 2021 IAR Assurance OUR OBSERVATIONS We have provided Gold Fields with a separate detailed management report. Without affecting the opinion presented above, we have the following observations: • Operations were found to have improved documentation retention processes for emissions avoided and energy saved from their initiatives, although there is an opportunity for Gold Fields to apply an improved and consistent approach to the definition and calculation approach for these indicators, in line with good practice for energy measurement and verification. • We saw improvements in strengthening the documentation retention processes for contractor workforce information, although consolidation and reporting process could be improved for selected Australian sites. • Attention should be given to improving the implementation of change management processes at selected Australian sites to maintain continuity in data management and reporting processes across environmental and social subject matters, especially when there are changes in personnel involved in these processes. Jonathan van Gool Gareth Manning Engagement Partner, ERM Southern Africa Review Partner, ERM CVS, London 30 March 2022 30 March 2022 ERM Southern Africa (Pty) Ltd, Johannesburg, South Africa www.erm.com Email: jonathan.vangool@erm.com ERM Southern Africa (Pty) Ltd and ERM Certification and Verification Services (CVS) are members of the ERM Group. All employees are subject to ERM’s Global Code of Business Conduct and Ethics. ERM CVS is accredited by the United Kingdom Accreditation Service (UKAS) and our operating system is designed to comply with ISO 17021:2011. We have policies and procedures in place covering quality, independence and competency. In line with established best practice for non-financial assurance, this engagement was undertaken by a team of assurance and sustainability professionals. The work that ERM and ERM CVS conducts for clients is solely related to independent assurance activities and auditor training. Our established management processes are designed and implemented to ensure the work we undertake with clients is free from organisational and personal conflicts of interest or bias. The ERM and ERM CVS staff that have undertaken this assurance engagement provide no consultancy related services to Gold Fields Limited in any respect. 107

108 Gold Fields Integrated Annual Report 2021 Assured sustainability performance indicators Table 1. Selected sustainability performance indicators for the 2021 reporting year presented for reasonable assurance in accordance with the reporting criteria. Parameter Unit Gold Fields reported 2021 data Environment Total CO 2 -equivalent emissions, Scope 1 – 31 Tonnes 2,256,220 Electricity purchased MWh 1,280,004 Diesel consumed Kl 192,731 Total energy consumed GJ 13,904,886 Total water consumed (withdrawal – discharge) Ml 14,643 Total water recycled/re-used per annum Ml 55,652 Number of environmental incidents: Level 3 and above Number of incidents 0 Total CO 2 -equivalent emissions avoided from initiatives tCO 2 e avoided 306,132 Total energy saved from initiatives GJ saved 1,207,654 Occupational health Number of cases of Silicosis reported Number of cases 12 Number of cases of Noise-induced Hearing Loss (NIHL) reported Number of cases 5 Number of new cases of Cardio Respiratory Tuberculosis (CRTB) reported Number of new cases reported 8 Number of cases of Chronic Obstructive Airways Disease (COAD) Number of cases 1 Health Number of cases of Malaria tested positive per annum (employees and contractors) Number of positive cases 472 Safety Total recordable injury frequency rate (TRIFR) – Employees, Contractors, Total Number of TRIs/manhours Employees: 2.35 (35 TRIs/ 14,885,490 manhours) Contractors: 2.08 (70 TRIs/ 33,721,339 manhours) Total: 2.16 (105 TRIs/ 48,606,828 manhours) Serious injuries: As per Gold Fields Group Health and Safety Reporting requirements Number of injuries 9 (including 4 at South Deep mine) Serious injuries: As per the South African Department of Mineral Resources and Energy requirements (applicable to South Deep mine only) Number of injuries 8 Near-miss incidents Number of incidents 581 LTIFR (Total) Number of LTIs/manhours Total: 0.62 (30 LTIs/ 48,606,828 manhours) Fatalities (Total) Number of 1 Social Total socio-economic development (SED) spend US$ US$16,632,860 Percentage of host community workforce employment % 54% Percentage of host community procurement spend % 31% IAR

Gold Fields Integrated Annual Report 2021 IAR Assurance Assured South African Mining Charter performance indicators Table 2. Selected South African Mining Charter performance indicators for the 2021 reporting year presented for reasonable assurance in accordance with reporting criteria. Parameter Unit Gold Fields reported 2021 data Mine community development Percentage implementation of Mine Community Development Projects in approved and published Social and Labour Plan (SLP) (“Table S”2)3 Number of projects Total: 9 Active: 8 Progress to date Average progress for 9 projects: 57% Average progress for 8 active projects: 52% Employment equity HDSAs4 in management (in proportion to applicable demographics) made up of: Board: 50% black persons with exercisable voting rights, of which 20% must be black women Board: Percentage black persons % 67% Board: Percentage black women % 33% Executive/top management: 50% black persons of which 15% must be black women Exec: Percentage black persons % 67% Exec: Percentage black women % 33% Senior: 50% black persons of which 15% must be black women Senior: Percentage black persons % 32% Senior: Percentage black women % 5% Middle: 60% black persons of which 20% must be black women Middle: Percentage black persons % 62% Middle: Percentage black women 17% Junior: 70% black persons of which 25% must be black women Junior: Percentage black persons % 71% Junior: Percentage black women % 16% Employees with disabilities: 1.5% as a percentage of all employees Disabilities: Percentage 0.6% Core skills: 50% black persons Core skills: Percentage 79% Inclusive procurement Mining goods 70% of procurement spend on goods (excluding non-discretionary spend) must be on South African manufactured goods, proportioned as follows regarding the manufacturing entity: 21% by HDPs5 owned and controlled company Percentage procured from HDPs owned and controlled company 40% 5% by women OR by young owned and controlled company Percentage women OR by young owned and controlled company 10% 44% by BEE6 compliant company Percentage procured from BEE-compliant company 54% 109

110 Gold Fields Integrated Annual Report 2021 Assured South African Mining Charter performance indicators continued Parameter Unit Gold Fields reported 2021 data Mining services 80% of procurement spend on services (excluding non-discretionary spend) must be sourced from South African companies, proportioned as follows: 50% on HDPs owned and controlled company Percentage discretionary spend on HDPs owned and controlled company 69% 15% on women owned and controlled company Percentage discretionary spend on women owned and controlled company 26% 5% on youth Percentage discretionary spend on youth 0% 10% on BEE compliant company Percentage discretionary spend on BEE compliant company 90% Research and Development (R&D) budget spend of which 70% must be spent on South African-based R&D entities % of spend on R&D entities 100% R-value of spend R409,552 1 ERM’s assurance coverage of Scope 3 emissions included the following categories only: Purchased Goods; Fuel & Energy Related Activities; Upstream Transportation & Distribution; and Business Travel, representing a coverage of 96% of total Scope 3 emissions. ERM also verified the overall Scope 3 emissions consolidation 2 As per the Implementation Guidelines for the BBSEEC for the South African Mining and Minerals Industry (2018) 3 Only 8 of the 9 projects were active for the 2021 reporting period 4 Historically Disadvantaged South African 5 Historically Disadvantaged Persons 6 Black Economic Empowerment IAR

Gold Fields Integrated Annual Report 2021 IAR Assurance Administration and corporate information Corporate Secretary Anr&eacute; Weststrate Tel: +27 11 562 9719 Fax: +086 720 2704 email: anr&eacute;.weststrate@goldfields.com Registered Office Johannesburg Gold Fields Limited 150 Helen Road Sandown Sandton 2196 Postnet Suite 252 Private Bag X30500 Houghton 2041 Tel: +27 11 562 9700 Fax: +27 11 562 9829 Office of the United Kingdom Secretaries London St James’s Corporate Services Limited Suite 31, Second Floor 107 Cheapside London EC2V 6DN United Kingdom Tel: +44 (0) 20 7796 8644 email: general@corpserv.co.uk American depository receipts transfer agent Shareholder correspondence should be mailed to: BNY Mellon PO Box 505000 Louisville, KY 40233 – 5000 Overnight correspondence should be sent to: BNY Mellon 462 South 4th Street, Suite 1600 Louisville, KY40202 email: shrrelations@cpushareownerservices.com Phone numbers Tel: 888 269 2377 Domestic Tel: 201 680 6825 Foreign Sponsor J.P. Morgan Equities South Africa Proprietary Limited 1 Fricker Road Illovo, Johannesburg 2196 South Africa Gold Fields Limited Incorporated in the Republic of South Africa Registration number 1968/004880/06 Share code: GFI Issuer code: GOGOF ISIN: ZAE 000018123 Investor enquiries Avishkar Nagaser Tel: +27 11 562 9775 Mobile: +27 82 312 8692 email: avishkar.nagaser@goldfields.com Thomas Mengel Tel: +27 11 562 9849 Mobile: +27 72 493 5170 email: thomas.mengel@goldfields.com Media enquiries Sven Lunsche Tel: +27 11 562 9763 Mobile: +27 83 260 9279 email: sven.lunsche@goldfields.com Transfer secretaries South Africa Computershare Investor Services (Proprietary) Limited Rosebank Towers 15 Biermann Avenue Rosebank Johannesburg 2196 Private Bag X9000 Saxonwold 2132 Tel: +27 11 370 5000 Fax: +27 11 688 5248 United Kingdom Link Asset Services The Registry 34 Beckenham Road Beckenham Kent BR3 4TU England Tel: 0871 664 0300 If you are outside the United Kingdom please call (0) 371 664 0300. Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. Business is open between 09:00 and 17:30, Monday to Friday excluding public holidays in England and Wales. email: shareholderenquiries@linkgroup.co.uk Listings JSE/NYSE/GFI Directors: CA Carolus (Chair), CI Griffith** (Chief Executive Officer), PA Schmidt** (Chief Financial Officer), A Andani#, PJ Bacchus*, TP Goodlace, JE McGill^, SP Reid^, PG Sibiya, YGH Suleman. ˆ Australian * British # Ghanaian ** Executive Director www.goldfields.com 111

GOLD FIELDS LIMITED ANNUAL FINANCIAL REPORT INCLUDING GOVERNANCE REPORTS 2021 Creating enduring value beyond mining 1 Gold Fields Annual Financial Report including Governance Report 2021 AFR

Gold Fields is a globally diversified gold producer with nine operating mines in Australia, Peru, South Africa and West Africa (including the Asanko Joint Venture (JV)) and one project in Chile. We have total attributable annual gold-equivalent production of 2.34Moz, attributable gold-equivalent mineral reserves of 48.6Moz and mineral resources of 111.8Moz. Our shares are listed on the Johannesburg Stock Exchange (JSE), with our American depositary shares trading on the New York Exchange (NYSE). SEND US YOUR FEEDBACK We value your feedback. To ensure that we report on issues that matter to our stakeholders please provide any feedback and questions to investors@goldfields.com or sustainability@goldfields.com, or visit www.goldfields.com to download the feedback form. CONTENTS GOVERNANCE REPORT Statement of Responsibility by the Board of Directors 3 Company Secretary’s Certificate 3 CEO and CFO Responsibility Statement 4 Corporate Governance Report 5 Directors’ Report 20 Audit Committee Report 24 Remuneration Report 28 ANNUAL FINANCIAL STATEMENTS Management’s Discussion and Analysis of the Financial Statements 61 Independent Auditor’s Report 136 Accounting Policies 140 Consolidated Income Statement 163 Consolidated Statement of Comprehensive Income 164 Consolidated Statement of Financial Position 165 Consolidated Statement of Changes in Equity 166 Consolidated Statement of Cash-Flows 167 Notes to the Consolidated Financial Statements 168 Operating and Financial Information by Mine (unaudited) 223 Shareholders’ Information (unaudited) 230 Glossary of Terms (unaudited) 232 Administration and Corporate Information (unaudited) 243 Delivering value in partnerships with our stakeholders NOTES The Audited Financial Statements for the year ended 31 December 2021 were prepared by the corporate accounting staff of Gold Fields headed by Ms T Ilarionova, the Group Financial Controller. This process was supervised by Mr PA Schmidt, the Group’s Chief Financial Officer (CFO). 2 Gold Fields Annual Financial Report including Governance Report 2021 AFR

Statement of Responsibility by the Board of Directors Company Secretary’s Certificate In terms of section 88(2)(e) of the Companies Act, I certify that the Company has lodged with the CIPC all such returns required to be lodged by a public company in terms of the Companies Act, and that all such returns are true, correct and up to date. Anr&eacute; Weststrate Company Secretary 31 March 2022 The directors are responsible for the preparation, integrity and fair presentation of the Annual Financial Statements (AFS) of Gold Fields Limited (Gold Fields) and its subsidiaries (together referred to as the Group or the Company), comprising the Consolidated Statement of Financial Position at 31 December 2021, the Consolidated Income Statement and Consolidated Statement of Comprehensive Income, Changes in Equity and Cash-Flows for the year then ended, the accounting policies and the notes to the Consolidated Financial Statements, as well as the Directors’ Report. These financial statements presented on p140 – 222 were prepared in accordance with the International Financial Reporting Standards (IFRS) and the requirements of the South African Companies Act, 71 of 2008, as amended (Companies Act), and include amounts based on judgements and estimates made by management. The directors consider that, in preparing the financial statements, they have used the most appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all IFRS they consider to be applicable have been followed. The directors are satisfied that the information contained in the AFS fairly presents the results of operations and cash-flows for the year and the financial position of the Group at year-end. The directors also prepared the other information included in the Annual Financial Report (AFR) and are responsible for both its accuracy and its consistency with the financial statements. The directors have responsibility for ensuring that accounting records are kept. The accounting records should disclose with reasonable accuracy the financial position of the Group to enable the directors to ensure that the financial statements comply with the relevant legislation. The directors are also responsible for such internal controls as they deem necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error, and for maintaining adequate accounting records and an effective system of risk management. The directors are also responsible for the controls over and the security of the website and, where applicable, for establishing and controlling the process for electronically distributing annual reports and other financial information to shareholders and to the Companies and Intellectual Property Commission (CIPC). The auditors are responsible for reporting on whether the consolidated financial statements are fairly presented in accordance with the applicable financial reporting framework. The going concern basis has been adopted in preparing the financial statements. The directors have no reason to believe that the Group, or any company within the Group, will not be a going concern in the foreseeable future, based on forecasts and available cash resources. These financial statements support the viability of the Group. Gold Fields has adopted a Code of Ethics which is available on the Gold Fields website and which is adhered to by the Group. The Group’s external auditors, PricewaterhouseCoopers Inc, audited the financial statements, and their report is presented p136 – 139. APPROVAL OF CONSOLIDATED ANNUAL FINANCIAL STATEMENTS Gold Fields’ consolidated AFS, as identified in the first paragraph, were approved by the Board of Directors on 31 March 2022 and are signed on its behalf by: Chris Griffith Paul Schmidt Chief Executive Officer Chief Financial Officer Authorised director Authorised director 3 Gold Fields Annual Financial Report including Governance Report 2021 AFR

CEO and CFO Responsibility Statement In terms of section 3.84(k) of the JSE Listings Requirements, the directors, whose names are stated below, hereby confirm that: a. The annual financial statements set out on pages 140 – 222, fairly present in all material respects the financial position, financial performance and cash flows of the issuer in terms of IFRS b. No facts have been omitted or untrue statements made that would make the annual financial statements false or misleading c. Internal financial controls have been put in place to ensure that material information relating to the issuer and its consolidated subsidiaries have been provided to effectively prepare the financial statements of the issuer d. The internal financial controls are adequate and effective and can be relied upon in compiling the annual financial statements, having fulfilled our role and function within the combined assurance model pursuant to principle 15 of the King Code. Where we are not satisfied, we have disclosed to the Audit Committee and the auditors the deficiencies in design and operational effectiveness of the internal financial controls and any fraud that involves directors, and have taken the necessary remedial action. Chris Griffith Paul Schmidt Chief Executive Officer Chief Financial Officer 4 Gold Fields Annual Financial Report including Governance Report 2021 AFR

Corporate Governance Report OVERVIEW STANDARDS, PRINCIPLES AND SYSTEMS Material internal and external standards and principles Internal standards and principles Listings requirements Sustainability standards Business ethics standards Gold Fields’ comprehensive set of internal standards and principles form the foundation of how we do business. These include: Our vision and values: Our values inform everything we do in pursuit of our vision to be the preferred gold mining company delivering sustainable, superior value. These values apply across every level of the Group, from directors to employees. Our purpose statement: Our new purpose statement is: “Creating enduring value beyond mining.” More information on our purpose and vision statement and values can be found on p28 of our Integrated Annual Report (IAR). Board of Directors’ Charter: The Charter describes the Board and its Committees' terms of reference, and articulates the objectives, powers and responsibilities of the Board. Likewise, each Board Committee operates in terms of a written terms of reference that are reviewed at least annually to align with the provisions of applicable statutory and regulatory requirements. Sustainable Development Framework: Gold Fields’ Sustainable Development Framework, which is based on good practice, environmental, social and governance (ESG) requirements, and operational requirements, is governed by an overall Sustainable Development Policy Statement. The Group developed a range of policy statements that direct business conduct, available online at www.goldfields.com/ policies.php Code of Conduct: Gold Fields’ Code of Conduct commits and binds every employee, officer and director within the Company to conduct business in a way that is ethical and fair. Both the Audit and Social, Ethics and Transformation (SET) Committees of the Board are tasked with ensuring the consistent application of, and adherence to, the Code. The Code is available on our website at www.goldfields.com/ code-of-conduct.php Our primary listing is on the JSE, and are therefore subject to the JSE Listings Requirements. Gold Fields has a secondary listing on the NYSE and, as a foreign private issuer, is subject to the NYSE Listings Requirements, certain provisions of the United States (US) Securities and Exchange Commission (SEC), as well as the terms of the Sarbanes-Oxley Act (2002). The Board is committed to the principles and recommended practices of King IV that are entrenched across the Group. The Board is satisfied that every effort was made to comply with all aspects of the King IV Report on Corporate Governance for South Africa, 2016 (King IVTM1) and, to this end, ensured compliance during 2021. As per King IV, 48 non-binding rules, codes and standards have been adopted by the Audit Committee. Our Sustainable Development Framework is guided by the International Council on Mining & Metals’ (ICMM) 10 principles on sustainable development, their supporting position statements and external assurance thereof. Despite not being a direct participant in the United Nations (UN) Global Compact, we are guided by and adhere to its 10 principles, and have accordingly incorporated its management model into our business activities. As members of the World Gold Council as from 1 January 2022, we subscribe to all the relevant WGC standards, including its Conflict- Free Gold Standard. A copy of our Conflict-Free Gold Report and Statement of Conformance, together with the limited assurance opinion. Can be viewed online at www.goldfields.com/ sustainability-reporting.php Our reporting is guided by the International Integrated Reporting Council’s (IIRC) International &lt;IR&gt; Framework, as well as the Global Reporting Initiative (GRI) Standards. Our 2021 GRI submission can be viewed online at www.goldfields.com/ sustainability-reporting.php All our eligible operations are certified to the International Cyanide Management Code (ICMC) except Cerro Corona, which does not use cyanide in its processes, and the ISO 45001 Occupational Health and Safety Management systems. Our Cerro Corona mine in Peru, as well as the Tarkwa and Damang mines in Ghana, are certified to the ISO 50001 Energy Management Standard. Our other mines will follow suit. All our operations and regional offices, except those in Chile, are certified against the ISO 27001 standard for Information Security Management Systems. Our Code of Conduct is aligned with national and international business ethics and anti-corruption standards, including the UN Convention against Corruption (2003) and the Organisation for Economic Co-operation and Development (OECD) Convention on Combating Bribery of Foreign Public Officials in International Business Transactions (1997). We support the principles and processes of the Extractive Industry Transparency Initiative (EITI) through our membership of the ICMM. Ghana and Peru are the EITI-compliant countries in which we operate. We comply with the following legislation and code: • King IV and the Prevention and Combating of Corrupt Activities Act No 12 of 2004 • The US Sarbanes-Oxley Act (2002), Dodd-Frank Act (2010) and the Foreign Corrupt Practices Act (1977) • All other relevant regulatory requirements in the jurisdictions in which Gold Fields operates 5 Gold Fields Annual Financial Report including Governance Report 2021 AFR

Corporate Governance Report continued BOARD OF DIRECTORS Board overview As the highest governing authority of the Group, Gold Fields’ Board of Directors assumes ultimate responsibility for the Company’s adherence to sound corporate governance standards and ensures all business decisions and judgements are made with integrity, reasonable care, skill and diligence. The Board’s objectives and responsibilities are articulated in its Charter. Similarly, each of the Board’s Committees operates in accordance with its written terms of reference, which are reviewed and approved annually. In terms of Gold Fields’ Memorandum of Incorporation (MoI), which can be accessed at www.goldfields.com/standards-and- principles.php, the Board must have a minimum of four and maximum of 15 directors. Currently, the Board comprises 10 directors – two executive directors and eight independent non-executive directors (NEDs). Gold Fields’ Board has had a majority of independent NEDs since the Company was founded in 1998. On advisement by the Nominating and Governance Committee, the Board ensures that reputable persons of well-known competence and experience, who are willing to devote a sufficient part of their time to the Company, are elected as independent directors. Each director offers a range of relevant knowledge, expertise, technical experience and business acumen, enabling them to exercise independent judgement during Board deliberations and decision making. The Nominating and Governance Committee also ensures the Board has adequate diversity in respect of race, gender, culture, age, field of knowledge, skills, experience, business expertise, and geographic and academic backgrounds. This is in line with the Company’s commitment to inclusivity and diversity. The composition of the Board’s Committees was reviewed and approved during the Board meeting held in November 2021. The role of NEDs, who act independently of management, is to guide the Company, provide independent oversight, contribute to effective governance, and protect the interests of both the Company and its shareholders – including those of minority shareholders. The roles of the Board Chairperson and Chief Executive Officer (CEO) are kept separate. Ms CA Carolus, a NED, serves as our Board Chairperson, while Mr RP Menell served as Gold Fields’ Deputy Chairperson and Lead Independent Director (LID) until his resignation with effect from 10 March 2021. Mr SP Reid was subsequently appointed LID with effect from 16 September 2021. During 2021, and subsequent to year-end, we made several other material announcements regarding the Board and its subcommittees. The following NEDs resigned during 2021: Mr RP Menell, Dr C Letton, Ms P Mahanyele-Dabengwa, while Mr NJ Holland, our former CEO, retired on 31 March 2021. In 2021, the following directors were appointed to the Board: Mr CI Griffith as CEO and executive director, Ms PG Sibiya and Ms JE McGill as NEDs. Ms Carolus announced her resignation as Board Chairperson, which will take effect at the 2022 AGM, scheduled for 1 June 2022. Mr YGH Suleman will take over as Chairperson on the same date. Other key appointments are, from 1 June 2022 onwards, Ms Sibiya as Chairperson of the Audit Committee and Ms McGill as Chairperson of the SET Committee. The Board is kept informed of all developments relating to the Group, primarily through its executive directors, executive management and the Company Secretary. NEDs have unrestricted access to the Group’s management and access to the external auditors, when necessary, and are entitled to seek independent professional advice, at the Group’s expense, on any matters pertaining to Gold Fields. A brief curriculum vitae (CV) for each Board member is detailed on p14 – 15 of this report. Chief Financial Officer Mr PA Schmidt has served as Gold Fields’ CFO since his appointment to the position on 1 January 2009. In accordance with the JSE Listings Requirements, the Audit Committee considered and unanimously agreed that Mr Schmidt executed his duties satisfactorily and with the required levels of expertise and experience during 2021. The Audit Committee is of the opinion that Mr Schmidt, together with other members of his financial management team, managed the Group’s financial affairs effectively during the 2021 financial year. 6 Gold Fields Annual Financial Report including Governance Report 2021 AFR

Board appointments, rotation and retirement The appointment of directors is governed by a formal process. The Nominating and Governance Committee assists the Board in identifying suitable candidates, as well as evaluating such candidates from time to time. The Board Chairperson and LID are appointed on an annual basis by the Board after a review of their performance and independence. In line with recommendations by King IV, the Board conducts a thorough annual evaluation of the independence of directors, and specifically where directors have served on the Board for nine or more years. The Board was satisfied that all its NEDs met the criteria for the 2021 financial year. Together with management, the Nominating and Governance Committee develops and facilitates an induction programme for new Board members to ensure their understanding of Gold Fields and the business environment in which it operates. The Committee also assesses the commitments of non-executive candidates to ensure their availability to fulfil their responsibilities. In accordance with Gold Fields’ MoI, one-third of all directors (including executive directors) shall retire from office at each Annual General Meeting (AGM). The first to retire are those directors appointed during the year, followed by the longest serving members. The Board, assisted by the Nominating and Governance Committee, recommends the eligibility of retiring directors (subject to availability and their contribution to the business) for reappointment. Retiring directors can be re-elected immediately by the shareholders at the AGM. Term limit of non-executive directors In terms of the Board Charter, a director is required to retire at the AGM following the year in which they turn 70 years old, unless the retirement age is extended by a fixed period at the discretion of the Board. In accordance with the recommendations of King IV, a director may continue to serve longer than nine years, provided the Board in its entire discretion and unanimous decision determines that it is in the best interest of the Company and its shareholders to extend the director’s service for the additional period. Directors’ dealings in shares of Gold Fields Gold Fields’ Board members and employees are informed of closed and prohibited periods for share dealings by the Company Secretary, as prescribed by the Gold Fields Share Dealing Policy, which is in line with listings requirements and applicable legislation. Closed and prohibited periods remain in force until quarterly, biannual and annual results are published. This was done on a quarterly basis during 2021. Closed periods will also be in place should the Company trade under a cautionary announcement. Any directors’ dealings (including executive directors) require the pre-approval of the Chairperson. The Company Secretariat keeps record of such dealings. Board remuneration NEDs are remunerated for their services as members of the Board, including the respective subcommittees they attend annually, ad hoc committees officially approved by the Board and, where applicable, travel expenses to attend Board meetings. No travel expenses were incurred in 2021 since all Board and committee meetings were held virtually, mainly due to the restrictions brought about by the Covid-19 pandemic. Shareholders approve these fees annually at the Company’s AGM. Further details of NEDs’ and executive directors’ remuneration can be found in the Remuneration Report on p42 – 60. Board of Directors’ Charter During the year, the Board reviewed the Board of Directors’ Charter and subcommittees’ terms of reference to ensure it aligns with the recommendations of King IV. A summary of how Gold Fields applied the principles of King IV is detailed on p16 – 17. Company Secretary The Company Secretary provides company secretarial services and oversees Board governance processes in accordance with applicable regulation, including the Companies Act, King IV, and the JSE and NYSE Listings Requirements. The Company Secretary attends all meetings held by the Board and its subcommittees. The Board has direct access to the Company Secretary, who guides the directors in the execution of their duties and responsibilities. The Company Secretary is not a director of the Group and has an arm’s-length relationship with the Board. The Company Secretary oversaw relevant Board governance matters and assisted the Board and its Committees with annual plans, agendas, minutes and terms of references during 2021. Ms A Weststrate held the position of Company Secretary in 2021.The Board is satisfied that Ms Weststrate is competent, qualified and has the necessary expertise and experience to fulfil the role. 7 Gold Fields Annual Financial Report including Governance Report 2021 AFR

Corporate Governance Report continued Application of King IV within Gold Fields The Board aligns its processes, practices and structures with King IV and continued to review and refine the Group’s approach to ensure and enhance compliance with King IV during 2021. A full register of the King IV principles, and the extent of the Company’s compliance therewith, is available on p16 – 17, and will also be placed on the website at www.goldfields.com/standards-and-principles.php Board attendance The Board is required to meet at least four times a year. The Board Charter allows the Board to conduct its meetings by electronic communication. Therefore, as a result of Covid-19 restrictions imposed in March 2020, the Board conducted its meetings electronically during 2021. In addition, the Company held a virtual AGM in May 2021. The Board met 10 times during 2021, as six special Board meetings were held to deliberate on urgent substantive matters. Regular and special Risk Committee meetings were held during 2021 to consider the ongoing effects of Covid-19 on the Company’s operations and employees, as well as the measures applied to mitigate these. The Nominating and Governance Committee held special meetings to consider NED appointments and succession processes. To prepare for Board meetings, all directors are provided with the necessary information needed in the form of comprehensive Board packs, which are collated in advance by management in preparation for each Board or subcommittee meeting. These packs enable our directors to discharge their responsibilities effectively and efficiently during meetings. The Board agenda and meeting structure focus on strategy, sustainable development, finance, performance monitoring, governance and other related matters. During 2021, Board meetings and some subcommittee meetings were preceded by closed-session meetings by NEDs. Directors are required to recuse themselves from meetings on any matters in which they may be conflicted. Number of Board meetings, Board Committee meetings and directors’ attendance during the year Directors Board meetings Special Board meetings Ad hoc Investment Committee Audit Committee Safety, Health and Sustainable Development Committee Capital Projects, Control and Review Committee Remuneration Committee Social, Ethics and Transformation Committee Nominating and Governance Committee Risk Committee Number of meetings per year 4 6 4 5 5 4 5 4 8 5 CA Carolus 4 6 4 0 5 4 5 4 8 0 A Andani^ 4 6 0 5 0 2 5 4 0 0 PJ Bacchus 4 6 4 5 0 4 5 0 0 5 TP Goodlace^^# 4 6 3 0 5 4 0 0 0 5 CI Griffith** 3 2 3 3 3 3 3 3 7 3 CE Letton* 2 5 – 0 2 2 0 2 0 3 NJ Holland! 1 5 4 2 1 1 2 1 0 2 JE McGill** 1 0 0 1 1 1 2 1 1 0 RP MenellR 1 0 0 1 0 1 1 1 1 0 P Mahanyele-Dabengwa* 1 3 0 0 1 1 0 1 0 0 SP ReidL 4 6 3 0 5 4 5 0 8 0 PA Schmidt 4 6 4 5 0 4 0 0 0 5 PG Sibiya**^ 3 3 0 4 0 3 0 3 0 3 YGH Suleman 4 6 4 5 0 4 0 0 8 5 L – LID; Mr Reid was appointed LID effective 2 September 2021 R – Recused; Mr RP Menell was recused from the following special Board meetings: 10 February 2021; 25 February 2021; 26 February 2021; and 4 March 2021 * – Resigned; Ms P Mahanyele-Dabengwa resigned on 28 February 2021; Mr RP Menell resigned on 10 March 2021; Ms C Letton resigned on 31 May 2021 ! – Retired; Mr NJ Holland retired on 31 March 2021 ** – Appointed; Ms PG Sibiya was appointed to the Board effective 1 March 2021; Ms JE McGill was appointed to the Board effective, 22 November 2021; Mr CI Griffiith was appointed CEO and executive director effective 1 April 2022. ^ – Chairperspon appointment; Mr A Andani was appointed Chairperson of the Capital Projects, Control and Review Committee effective 4 May 2021; Ms Sibiya was appointed Chair of the SET Committee effective 1 July 2021 ^^ – Committee appointment; Mr TP Goodlace was appointed a member of the Nominating and Governance Committee effective 23 November 2021 # – Mr Goodlace chaired the Capital Projects, Control and Review Committee meeting on 3 May 2021 The full Directors’ Report is on p19 – 23. 8 Gold Fields Annual Financial Report including Governance Report 2021 AFR

BOARD COMMITTEES The Board has eight standing Committees, established in compliance with the Companies Act and JSE Listings Requirements. These Committees have delegated authority from the Board. Members of the Committees are all independent NEDs, and the CEO, CFO and various members of management are standing invitees to these meetings. Each Board Committee is chaired by an independent NED. BOARD OF DIRECTORS Executive Committee Nominating and Governance Committee Remuneration Committee Audit Committee Safety, Health and Sustainable Development Committee Social, Ethics and Transformation Committee Capital Projects, Control and Review Committee Ad-hoc Investment Committee Risk Committee The Board’s Committees operate in accordance with written terms of reference and have a set list of responsibilities, which are outlined at www.goldfields.com/standard-and-principles.php. In line with King IV recommendations, the Board reviews the terms of reference of all subcommittees every year and, if necessary, adopts changes which are approved by the Board. Subcommittees are required to evaluate their effectiveness and performance annually, and to report findings to the Board for consideration. The written terms of reference and responsibilities of the board and its Committees are set out below. Board The Board consists of eight NEDs and two executive directors. The Board is responsible for approving and monitoring the Group’s performance against the management developed strategy. The Board reviews its governance practices annually and is satisfied that all aspects of King IV principles were met in 2021. The Board Charter compels directors to promote the vision of the Company while upholding sound principles of corporate governance. Certain responsibilities are delegated to Board subcommittees without abdicating accountability. The delegation of authority to the subcommittees is formal in terms of the Board-approved terms of reference for each Committee. Other directors’ responsibilities in terms of the Board Charter can be found on the Company website at www.goldfields.com/standards-and-principles.php. Key focus areas during 2021 &#9;• NED search, filling NED vacancies and appointing new directors &#9;• Resignation of the Board Chairperson and appointment of a suitable replacement &#9;• Appointing a LID &#9;• Governance and Board oversight given the higher standards of reporting &#9;• The impact of Covid-19 on the Group and its stakeholders, and how to mitigate any adverse effects &#9;• Training and implementation of the Group’s ESG strategy &#9;• Progress on the CEO succession process &#9;• Monitoring South Deep’s performance &#9;• Reviewing and approving the remuneration philosophy &#9;• Capital allocation and approval of the Capital Framework The Board assessed its 2021 performance and effectiveness through an independent external assessment, which concluded that it was fully functional and satisfactorily discharging its duties as set out in the Board Charter. 9 Gold Fields Annual Financial Report including Governance Report 2021 AFR

Corporate Governance Report continued Nominating and Governance Committee The Nominating and Governance Committee consists of four independent directors. The Committee contributes to value creation by developing a robust approach to corporate governance and recommending sound governance principles to the Board. The Committee reviews the structure, composition and size of the Board and how this relates to its effectiveness, and makes recommendations on the process to evaluate the effectiveness of the Board, its Committees and management. It considers the rotation of directors and makes appropriate recommendations on succession, whereupon it identifies and evaluates nominees, making recommendations for election of suitable candidates. The Committee identifies successors to the Chairperson, Deputy Chairperson or LID, and the CEO, and makes recommendations to the Board. It considers the mandates of Board Committees, the selection and rotation of the Chairpersons and Committee members, and makes recommendations to the Board. The Committee reviews the suitability of Committee members and conducts annual performance evaluations with recommendations to the Board. The Committee provides assurance to the Risk Committee on risks apportioned to the Committee as mandated by the Board, in ensuring risk management oversight with the Committee’s scope. Key focus areas during 2021 &#9;• Filling NEDs vacancies and appointing new directors &#9;• Resignation of the Board Chairperson and appointment of a suitable replacement &#9;• Appointing a LID &#9;• Assessing Board skills, diversity and composition &#9;• Governance and Board oversight, given the higher standards of reporting &#9;• Succession planning for directors and senior executives, with particular reference to succession of the CEO &#9;• Board training and evaluation &#9;• Governance compliance matters The Committee assessed its 2021 performance and effectiveness through an independent external assessment, which concluded that it was fully functional and satisfactorily discharging its duties as set out in its terms of reference. Audit Committee The Audit Committee consists of four independent directors. The full duties and responsibilities of the Audit Committee, along with its terms of reference and statement, appear on p24 – 27. This Committee contributes to value creation to the Company and the Board by overseeing the Company’s financial affairs and integrated reporting on financial statements, sustainability reporting and public announcements on financial data. The Committee monitors the suitability and independence of external auditors, including their scope and effectiveness. It has oversight on combined assurance, effectiveness of the Group’s internal audit controls and internal function. The Committee provides assurance to the Risk Committee Chairperson as mandated by the Board, in ensuring risk management oversight within the Committee’s scope. The Committee’s formal terms of reference are reviewed annually and is set out in its Board-approved Charter. The Board is satisfied that the Committee complied with these terms, as well as with its legal and regulatory responsibilities as set out in the Companies Act, King IV and the JSE Listings Requirements. Key focus areas during 2021 &#9;• The impact of Covid-19 on the duties of the Committee and appropriate mitigation measures &#9;• Reviewed PwC’s performance as external auditors, and resolved to recommend their re-appointment as the Company’s auditors to the Board and shareholders &#9;• Ensured the external assurance of non-financial data &#9;• Interim and final dividend proposals &#9;• Statutory financial reporting, integrated reporting and Form 20-F &#9;• Reviewed the IAR, AFR and Form 20-F &#9;• Group funding and refinancing matters &#9;• Evaluation of the independence and performance of external auditors and recommendation of appointment to shareholders 10 Gold Fields Annual Financial Report including Governance Report 2021 AFR

Disclosures &#9;• Systems are in place to ensure combined assurance &#9;• Systems are in place to govern information and technology (IT) and its effectiveness &#9;• Adoption of a Responsible and Transparent Tax Policy and Strategy &#9;• Systems are in place to govern and manage compliance The Committee assessed its 2021 performance and effectiveness through an independent external assessment, which concluded that it was fully functional and satisfactorily discharging its duties as set out in its terms of reference. Remuneration Committee The Remuneration Committee consists of five independent directors. This Committee contributes to value creation by overseeing the Company’s remuneration link to performance outcomes against strategy, encouraging alignment with shareholder experience and principles of fairness and responsibility. It ensures that contractual terms on potential termination of the executive directors and Group ExCo members, and any payments made, are fair to both parties, that failure is not rewarded and that the duty to mitigate loss is fully recognised. It further provides oversight and management of remuneration-related risks. The Committee provides assurance to the Risk Committee Chairperson as mandated by the Board, in ensuring risk management oversight within the Committee’s scope. Key focus areas during 2021 &#9;• Ensuring strategic alignment between targets in Group, regional and personal scorecards &#9;• Managing the CEO transition from Mr NJ Holland to Mr CI Griffith, including the related remuneration and benefits terms &#9;• Overseeing the inaugural holding period of the executive minimum shareholding requirements (MSR) &#9;• Issuing performance criteria for the 2021 equity and cash-settled LTIP awards, including measures related to decarbonisation and gender representation across the Group &#9;• Reviewing an independent benchmarking study of executive pay and addressing the subsequent outcomes &#9;• Approving the outcomes of the 2021 Group scorecard and the 2021 executive performance ratings &#9;• Supporting initiatives related to the retention of critical skills in jurisdictions with heightened talent challenges in competitive mining environments &#9;• Reviewing the Group’s non-financial incentives as a complement to the remuneration strategy &#9;• Continuously assessing the impact of the Covid-19 pandemic in terms of remuneration. There were no Covid-19-related or other adjustments to standard reward outcomes in 2021. The Company’s remuneration policies, as well as details of directors’ fees and equity-settled instruments, are included in the Remuneration Report on p28 – 60. The Committee assessed its 2021 performance and effectiveness through an independent external assessment, which concluded that it was fully functional and satisfactorily discharging its duties as set out in its terms of reference. Safety, Health and Sustainable Development Committee The Safety, Health and Sustainable Development (SHSD) Committee consists of three independent directors. This Committee contributes to value creation by monitoring all matters of safety, health and sustainable development – including the consideration of investigations into any relevant incidents – and makes recommendations to the Board on policies and guidelines on these matters. The Committee assesses and approves sustainable development policies that apply to the Group’s operations. It monitors the Group’s operations against regulations, policies and standards and make specific recommendations regarding the investigation of incidents. The SHSD Committee further considers national and international regulatory and technical developments that relate to sustainable development when making recommendations to the Board on these matters. It offers recommendations to the Board on the engagement of external assurance partners with the requisite credentials. The Committee provides assurance to the Risk Committee Chairperson as mandated by the Board, in ensuring risk management oversight within the Committee’s scope. 11 Gold Fields Annual Financial Report including Governance Report 2021 AFR

Corporate Governance Report continued Key focus areas during 2021 &#9;• Tracking Committee-related risks &#9;• Monitoring ESG matters, particularly related targets and decarbonisation &#9;• Addressing environmental risks, including the Short-tailed Chinchillas – a protected species in Chile &#9;• Managing tailings storage facilities (TSFs) appropriately &#9;• The impact of Covid-19 on the duties of the Committee and ensuring appropriate mitigation measures are in place &#9;• Benchmarking Gold Fields’ ESG reporting and performance relative to its peers &#9;• Reviewing the causes of major internal and industry incidents to prevent their occurrence at Gold Fields &#9;• Reviewing emergency drill procedures at our mines &#9;• Approving the Group Safety Strategy &#9;• Monitoring training in Courageous Safety Leadership (CSL) programme &#9;• Quarterly tailings and geotechnical management updates The Committee assessed its 2021 performance and effectiveness through an independent external assessment, which concluded that it was fully functional and satisfactorily discharging its duties as set out in its terms of reference. Capital Projects, Control and Review Committee The Capital Projects, Control and Review Committee consists of seven independent directors. This Committee contributes to value creation by considering new capital projects and satisfying the Board that the Company used appropriate and efficient methodologies to evaluate and implement capital projects exceeding R1.5bn or US$200m. The Committee reviews the results attained in completion of each project against the work undertaken. It monitors progress throughout the project cycle and periodically reports its findings to management and the Board. Key focus areas during 2021 &#9;• Addressing and monitoring projects, with particular focus on Salares Norte and working towards completing the project in time and on budget &#9;• Monitoring the Damang Reinvestment project &#9;• The impact of Covid-19 on the duties of the Committee and appropriate mitigation measures &#9;• South Deep capital project implementation and solar project &#9;• Reviewed and approved the Group Capital Framework &#9;• Monitored the sustainability of contractor mining in Ghana The Committee continues to review the results attained on completion of each project against the authorised work undertaken. The Committee assessed its 2021 performance and effectiveness through an independent external assessment, which concluded that it was fully functional and satisfactorily discharging its duties as set out in its terms of reference. Social, Ethics and Transformation Committee The SET Committee consists of three independent directors and one executive director (a requirement of the Companies Act). The Audit Committee Chairperson (one of the three independent directors) only attended the closed session of the SET Committee to receive a report on hotline, fraud, as well as governance and ethics-related matters. From November 2021, it was agreed that it was no longer necessary for the Audit Committee Chairperson to attend these closed sessions. The SET Committee performs its role as contemplated in the Companies Act and its regulations, with oversight responsibilities on matters of social, ethics, security, labour, transformation, community, corruption, land (social context), human rights and stakeholder relationships matters, ensuring the Company upholds the principles of good corporate citizenship. This Committee adds to value creation by contributing to socio-economic development by adhering to acts and relevant regulation, including OECD, employment equity and Broad-Based Black Economic Empowerment (B-BBEE). It enforces the labour mandate and employment policies and practices by offering oversight over ethics management, transformation, localisation and compliance with laws and regulations. It also reviews and monitors stakeholder engagements and guides strategically on these matters. The Committee provides assurance to the Risk Committee Chairperson as mandated by the Board, in ensuring risk management oversight within the Committee’s scope. 12 Gold Fields Annual Financial Report including Governance Report 2021 AFR

Key focus areas during 2021 &#9;• ESG benchmarking and targets, with particular reference to diversity and inclusion, and stakeholder management &#9;• Tracking Committee-related risks &#9;• Communication with stakeholders and stakeholder relationships &#9;• Ethics, human rights, governance and compliance &#9;• The impact of Covid-19 on the duties of the Committee and appropriate mitigation measures &#9;• Social and transformation initiatives at the corporate office and respective regions &#9;• Social and economic development in our host communities, sound corporate citizenship, labour and employment practices, employment equity, diversity and inclusion, stakeholder relations and value creation, human rights, branding and reputation, and ethics and governance &#9;• Oversaw the regions’ foundations and trusts, including the South Deep Education Trust, South Deep Community Trust and Westonaria Community Trust The Committee assessed its 2021 performance and effectiveness through an independent external assessment, which concluded that it was fully functional and satisfactorily discharging its duties as set out in its terms of reference. Risk Committee The Risk Committee consists of four independent directors. This Committee contributes to value creation by ensuring effective risk management policies and strategies are in place and are recommended to the Board for approval. The Committee reviews the adequacy of the risk management charter, policy and plan. The Committee regularly considers the Company’s key risks, especially from a materiality reference point. The Chairperson, as mandated by the Board, receives assurance from the various Board Committees’ Chairpersons regarding oversight of risk management within each respective Committee’s scope. Key focus areas during 2021 &#9;• Managing the Company risks, enhancing risk management processes by separating the group catastrophic risks and developing a catastrophic risk management system for implementation throughout Gold Fields &#9;• Introducing a new risk appetite and tolerance standard to ensure a common and best practice approach and monitor compliance &#9;• The impact of Covid-19 on the duties of the Committee and appropriate mitigation measures during regular and special meetings &#9;• Cybersecurity risk assessment &#9;• Consideration and approval of combined assurance &#9;• Consideration and approval of Group and regional risk registers The Committee assessed its 2021 performance and effectiveness through an independent external assessment, which concluded that it was fully functional and satisfactorily discharging its duties as set out in its terms of reference. Ad hoc Investment Committee The ad hoc Investment Committee consists of five independent directors. The objective of the ad hoc Investment Committee is to consider and, where appropriate, make recommendations to the Board on strategic, organisational and structuring options, including investment and divestment opportunities, to achieve the Company’s strategic objective of maximising sustainable shareholder returns. It is the responsibility of this Committee to: &#9;• Consider strategic alternative corporate organisational options and structures &#9;• Assess new material investment or divestment opportunities &#9;• Review the outcomes of all options or opportunities against specified work plans identified among the Committee members and management &#9;• Monitor progress throughout the process of material corporate transactions &#9;• Periodically report its findings and recommendations to the Board Executive Committee Gold Fields’ ExCo is not a Board subcommittee. It is primarily responsible for the implementation of Company strategy, as well as carrying out the Board’s mandates and directives. ExCo meets monthly to review Company performance against set objectives and develops Company strategy and policy proposals for consideration by the Board. ExCo also assists the Board in the execution of the Company’s disclosure obligations. A series of guidelines on disclosure has been disseminated throughout the Company. ExCo consists of the principal officers and executive directors of Gold Fields – 12 members in total. Each of Gold Fields’ regional operating subsidiaries has established Board and ExCo structures in place to ensure sound corporate governance practices and standards. At least one of the Company’s executive directors serves on the boards of the operating subsidiaries. 13 Gold Fields Annual Financial Report including Governance Report 2021 AFR

Corporate Governance Report continued DIRECTORS Independent non-executive directors Cheryl A Carolus (63)  Board Chairperson (outgoing) and Chairperson of the Nominating and Governance Committee BA Law; Bachelor of Education, University of the Western Cape; Honorary Doctorate in Law, University of Cape Town (UCT) Appointed to the Board: Director 2009; Chairperson 2013 Experience and expertise: Governance and compliance, social development, training and development, people management, biodiversity and environment Ms Carolus has served on the boards of numerous listed companies, including De Beers and Investec. More recently, she was appointed to the Board of Grindrod. She is a Board member of many not-for-profit organisations, including the International Crisis Group, Soul City, The British Museum (appointed by Her Majesty Queen Elizabeth) and the CyberPeace Institute, and is Chairperson of the SA Constitution Hill Education Trust. Previously, Ms Carolus served as Chairperson for South African Airways, the South African National Parks Board, and has served on the boards of numerous public and private partnerships that address socio-economic challenges, including WWF International and WWF South Africa. Additionally, she served as South Africa’s High Commissioner to the United Kingdom (UK) from 2001 to 2004. Ms Carolus played a role in the liberation struggle of South Africa and the constitution-making process. She was awarded an honorary doctorate in law from the UCT for her contribution to freedom and human rights. In 2014, she was awarded the French National Order of Merit by the Government of France. Yunus GH Suleman (63)  Chairperson Designate and Chairperson of the Audit Committee BCom, University of KwaZulu-Natal (UKZN) (formerly Durban Westville); BCompt (Hons), University of South Africa (Unisa); CA(SA); CD(SA) Appointed to the Board: 2016 Experience and expertise: Auditing, financial accounting and governance Mr Suleman serves as Chairperson of Liberty Holdings Limited and Liberty Group Limited and interim Chairperson of Albaraka Bank Limited. He was an independent NED of Tiger Brands until November 2018. Mr Suleman has over 35 years’ experience in the auditing and accounting profession – first at Arthur Andersen and then at KPMG when the two companies merged in 2002. He was Chairperson of KPMG South Africa until February 2015. He also chaired the KPMG Foundation. Since leaving KPMG Mr Suleman has served as Executive Chairperson of Sulfam Holdings. Steven P Reid (66) LID and Chairperson of the Remuneration Committee BSc (Mineral Engineering), South Australian Institute of Technology; MBA, Trium Global Executive; ICD.D, Institute of Corporate Directors Appointed to the Board: 2016 Experience and expertise: Mining engineering, risk management and compensation management Mr Reid has 44 years’ international mining experience and has held senior leadership roles in numerous countries. He has served as a director of Eldorado Gold since May 2013 and was a director of SSR Mining between January 2013 and September 2020. He served as Chief Operating Officer (COO) of Goldcorp from January 2007 until his retirement in September 2012 and, prior to that, was the Company’s Executive Vice President (EVP) in Canada and the United States of America (USA). Before joining Goldcorp, Mr Reid spent 13 years at Placer Dome in numerous corporate, mine management and operating roles. He also held leadership positions at Kingsgate Consolidated and Newcrest Mining, where he was responsible for the Asian and Australian operations. Alhassan Andani (61) Chairperson of the Capital Projects, Control and Review Committee MA (Banking and Finance), Finafrica Institute in Italy; BSc (Agriculture), University of Ghana Appointed to the Board: 2016 Experience and expertise: Investment and corporate banking and executive leadership Mr Andani is a Founding Partner at LVSafrica Limited. He is the Chairperson of Ghana Association of Bankers (GAB) Health Insurance and a Board member at Stanbic Holdings and Teachers Fund of the Ghana National Association of Teachers (GNAT). Mr Andani holds an Honorary Doctorate from the University of Development Studies, Ghana. He is an Honorary Fellow at the following institutions: Chartered Institute of Banking Ghana; Institute of Directors (IOD), Ghana; Chartered Institute of Credit Management; and Institute of Public Relations, Ghana. Peter J Bacchus (53) Chairperson of the Risk Committee MA (Economics), Cambridge University Appointed to the Board: 2016 Experience and expertise: Investment banking, financing, and mergers and acquisitions Mr Bacchus is Chairperson of Independent Merchant Bank, Bacchus Capital Advisers. He has acted as the Global Head of Mining and Metals and Joint Head of European Investment Banking at Investment Bank Jefferies, and served as Global Head of Mining and Metals at Morgan Stanley. Prior to that, he was Head of Investment Banking, Industrials and Natural Resources at Citigroup in Australia. Mr Bacchus has spent more than 25 years in investment and corporate banking with a focus on the global natural resources sector and is a member of the Institute of Chartered Accountants, England and Wales. He is also an NED of UK-listed mining group Kenmare Resources, Australian-listed Galaxy Resources, and Chairperson of Space for Giants, an African-focused conversation charity. 14 Gold Fields Annual Financial Report including Governance Report 2021 AFR

Terence Goodlace (62) Chairperson of the SHSD Committee MBA (Business Administration), University of Wales; BCom, Unisa; NHDip and NDip (Metalliferous Mining), Witwatersrand Technikon; MDP, UCT Appointed to the Board: 2016 Experience and expertise: Mining, capital projects, commercial and operational management, risk management and mineral resource management Mr Goodlace’s mining career commenced in 1977 and has spanned more than 42 years. He spent the majority of his career at Gengold, which merged with Gold Fields of South Africa in 1998 to form Gold Fields. He became COO in 2008. He has significant experience in leading underground and open pit operations in South Africa, Australia, Ghana and Peru. He then spent three years as the CEO of Metorex and served on the Impala Platinum Board for two years as an independent NED, and four and a half years as CEO. He is the Chairperson of Southern Palladium Limited, effective 29 March 2021, and Kumba Iron Ore Limited, effective 23 June 2021. He is a NED of AfriTin Mining Limited. Jacqueline E McGill (53) NED MBA, La Trobe University; BScience (Ext Metallurgy), Murdoch University; Honorary Doctorate Adelaide University Appointed to the Board: 2021 Experience and expertise: Financial performance management, operational leadership, risk management and ESG strategies Ms McGill was appointed a NED of Gold Fields on 22 November 2021 after a successful career as an executive in the resources sector across a range of commodities (gold, copper, uranium, iron ore, and coal). Ms McGill has built a NED portfolio career in the resources, education and insurance sectors. Her 30-year executive career was predominantly operationally focused, and included profit and loss accountability for large-scale resource operations. Ms McGill is well known for her expertise in people leadership and culture, as well as the governance of organisations with high levels of operational risk and complexity. She gained international experience in South America in both technical and project roles for BHP. She is currently a NED on the Boards of 29 Metals, New Hope Corporation, Royal Automobile and Art Gallery of SA. She is also a member of the SA Premier’s Economic Advisory Council. Philisiwe Sibiya (45) Chairperson of the SET Committee BCom (Hons), UKZN; CA(SA) Appointed to the Board: 2021 Experience and expertise: Executive management, finance, telecommunications Ms Sibiya, a seasoned business executive, has nearly 20 years of management experience across Africa. After holding various senior financial roles, including CFO at MTN South Africa, she successfully transitioned into the role of CEO for MTN Cameroon – the first female appointed into a CEO position within the MTN Group. She is the founder and CEO of Shingai Group and non-executive board member of JSE-listed AECI Limited, Investec plc and Investec Limited. Executive directors Chris I Griffith (57) CEO BEng (Mining) (Hons), University of Pretoria, PR Eng Appointed to the Board: Executive director and CEO 2021 Experience And expertise: Mining, management and engineering Prior to his appointment as Gold Fields’ CEO, Mr Griffith served as the CEO of Anglo American Platinum between September 2012 and April 2020 and, prior to that, was CEO of Kumba Iron Ore from 2008 – 2012. He joined Anglo American Platinum in 1990 and held various management positions at two of its mines before serving as Anglo American Platinum Head of Joint Venture Operations until 2008. Paul Schmidt (54) CFO BCom, University of the Witwatersrand; BCompt (Hons), Unisa; CA(SA) Appointed to the Board: 2009 Experience and expertise: Finance, mining, management Prior to his appointment as CFO of Gold Fields, Mr Schmidt held the positions of acting CFO from May 2008 and Financial Controller from April 2003. He has more than 24 years’ experience in the mining industry. 15 Gold Fields Annual Financial Report including Governance Report 2021 AFR

Corporate Governance Report continued APPLICATION OF KING IV WITHIN GOLD FIELDS The Board is committed to the principles and recommended practices of King IV and, to this end, ensured material compliance during 2021. The table below provides an overview of Gold Fields’ compliance with the principles. Should gaps be identified, the Board instructs management to address these as work in progress. Principles Principle application Leadership, ethics and corporate citizenship Leadership Principle 1: The governing body should lead ethically and effectively. The Board, Gold Fields’ governing body, through its various subcommittees, is confident on a prospective basis that the combined inputs of its Committees produce conformity with this principle. The Board exhibits the requisite levels of integrity, responsibility, accountability, fairness and transparency. The Board steers and set the strategic direction and acts in the best interest of the Group. Organisational ethics Principle 2: The governing body should govern the ethics of the organisation in a way that supports the establishment of an ethical culture. The SET Committee comprises independent non-executive members, and one executive member. The Committee ensures conformity with this principle through the Code of Ethics and the Group Disciplinary Code that set out sanctions to be followed. The implementation and execution of the Code of Ethics and related policies are delegated to management. Responsible corporate citizenship Principle 3: The governing body should ensure that the organisation is and is seen to be a responsible corporate citizen. The Board, through the SET Committee and the SHSD Committee, ensures conformity with this principle. The SHSD Committee is committed to the 10 principles of the ICMM and the UN Global Compact’s 10 sustainable development principles and ensures compliance therewith. Strategy performance and reporting Strategy and performance Principle 4: The governing body should appreciate that the organisation’s core purposes, its risks and opportunities, strategy and business model, performance and sustainable development are all inseparable elements of the value creation process. The Board conforms to this principle. The Board oversees strategy formulation and execution and sets performance targets, which are agreed upon with management. Standing subcommittees to assist the Board in discharging its duties and responsibilities are established. Together with management, the Board reviews the strategy on an annual basis. Reporting Principle 5: The governing body should ensure that reports issued by the organisation enable stakeholders to make informed assessments of the organisation’s performance, and short, medium and long-term prospects. The Board keeps its shareholders updated in line with the JSE Listings Requirements and ensures integrity of external reports in so far as dealing with assurance of external reports. Prior to the AGM, the Board engages major shareholders to address any concerns they may have. Primary role and responsibilities of the governing body Principle 6: The governing body should serve as the focal point and custodian of corporate governance in the organisation. The Board is the custodian of corporate governance in the Group. The approval of the IAR and associated reports is delegated to the Audit Committee. The Board receives external advice as and when required or necessary, and keeps abreast of corporate governance practices both locally and abroad, making recommendations where appropriate, for Board participation in continuing education programmes. The Board Charter also sets out Board’s responsibilities, duties and accountability towards the Group. The Charter is reviewed annually. Composition of the governing body Principle 7: The governing body should comprise the appropriate balance of knowledge, skills, experience, diversity and independence for it to discharge its governance role and responsibilities objectively and effectively. The Board delegates to the Nominating and Governance Committee the nomination, election and the appointment processes, having set the criteria for the selection of candidates to serve on the Board. The Board, through the Nominating and Governance Committee, ensures that the composition of the Board comprises the appropriate mix of knowledge, skills and experience sufficient to deliver on strategies and create long-term shareholder value. The Nominating and Governance Committee is the custodian of the Diversity Policy in so far as the appointment of NEDs. Committees of the governing body Principle 8: The governing body should ensure that its arrangements for delegation within its own structures promote independent judgement, and assist with balance of power and the effective discharge of its duties. The Board delegates particular roles to the subcommittees of the Board. The subcommittees operate under Board-approved terms of references, which set out the nature and extent of the responsibilities delegated and decision-making authority. Through the Nominating and Governance Committee, the Board ensures that these subcommittees are well resourced with a balance of skills and expertise. The subcommittees of the Board, which meet independently of each other, include the following: Audit Committee, Risk Committee, Nominating and Governance Committee, SET Committee, Remuneration Committee, SHSD Committee, Capital Projects, Control and Review Committee and ad hoc Investment Committee. 16 Gold Fields Annual Financial Report including Governance Report 2021 AFR

Principles Principle Application Evaluations of the performance of the governing body Principle 9: The governing body should ensure that the evaluation of its own performance and that of its committees, its Chairperson and its individual members support continued improvement in its performance and effectiveness. The Board regularly monitors and appraises its own performance, those of its subcommittees and individual NEDs. The Board further evaluates the independence of its independent NEDs, which is rigorously tested in respect of the independent NEDs who have served on the Board for an aggregate term exceeding nine years. The Board schedules in its yearly work plan an opportunity for consideration, reflection and discussion of its performance and that of its subcommittees, its Chairperson and its members as a whole. During 2021, a comprehensive independent external Board and subcommittees evaluation process was conducted. The key strengths and areas of improvement were identified. Appointment and delegation to management Principle 10: The governing body should ensure that the appointment of, and delegation to, management contribute to role clarity and the effective exercise of authority and responsibilities. The Board authority is conferred on management through the CEO. The approval of the Board is required to the levels of the sub-delegation immediately below the CEO. Governance functional areas Principle 11: The governing body should govern risk in a way that supports the organisation in setting and achieving its strategic objectives. The Board delegates this authority to the Risk Committee. The Risk Committee has oversight of the integrity and effectiveness of the risk management processes. A comprehensive strategic and operational risk management process is in place throughout the Group. Technology and information governance Principle 12: The governing body should govern technology and information in a way that supports the organisation setting and achieving its strategic objectives. The Board delegates this authority to the Audit Committee. The Audit Committee and Risk Committee ensure that the IT framework is in place and that the IT Charter and policies are established and implemented. A detailed information, communication and technology risk assessment is performed on a yearly basis across the Group, with key strategic risk themes highlighted in the risk enterprise register. The Chief Information Officer reports directly to executive management on cybersecurity issues, which, if material, are reported to the Audit Committee. Compliance governance Principle 13: The governing body should govern compliance with applicable laws and adopted, non-binding rules, codes and standards in a way that supports the organisation being ethical and a good corporate citizen. The Board delegates this authority to the Audit Committee. The Board approves policies that articulate and give effect to its direction on compliance. The following policies are applicable: anti-bribery and corruption governance framework; and management guidelines in relation to the Group governance and compliance framework. Remuneration governance Principle 14: The governing body should ensure that the organisation remunerates fairly, responsibly and transparently so as to promote the achievement of strategic objectives and positive outcomes in the short, medium and long term. The Board delegates this authority to the Remuneration Committee. The Remuneration Committee assists the Board in overseeing all aspects of remuneration practices for the Group to ensure employees are remunerated fairly, responsibly and transparently. Fair and competitive reward processes are embedded in the organisation. These processes encourage and result in the achievement of the Group’s strategic objectives and positive outcomes in the short, medium and long term. Assurance Principle 15: The governing body should ensure that assurance services and functions enable an effective control environment, and that these support the integrity of information for internal decision-making and of the organisation’s external reports. The combined assurance guideline for the Group provides an analysis of all the assurance activities within the Group. The Board, executive management and senior management identify additional areas that may require assurance on an ongoing basis. Stakeholders Principle 16: In the execution of its governance roles and responsibilities, the governing body should adopt a stakeholder inclusive approach that balances the needs, interests and expectations of material stakeholders in the best interests of the organisation over time. A Stakeholder Relationship and Engagement Policy statement, aligned with King IV, is approved by the Board. The policy was revised to be inclusive of business-wide stakeholders that are material and not just those relevant to sustainable development, particularly employees and shareholders. The governance framework addresses relationships within the Group’s companies and shareholder relationships. 17 Gold Fields Annual Financial Report including Governance Report 2021 AFR

Application of section 3.84 of the JSE Listings Requirements on Board governance processes Requirement Principle Gold Fields’ approach and compliance 3.84(a) There must be a policy evidencing a clear balance of power and authority at Board of Directors’ level to ensure that no one director has unfettered powers of decision-making. The Board Charter ensures that there is clear balance of power and authority at Board level and that no one director has unfettered powers. 3.84(b) Issuers must have an appointed CEO and a Chairperson, and the same person must not hold these positions. The Chairperson must either be an independent director, or the issuer must appoint a lead director in accordance with King IV. Gold Fields’ CEO and Chairperson positions are held by different people, and the Chairperson is an independent NED. The Board has also appointed a LID, who performs the role and functions of the Chairperson in the absence of the Chairperson for any reason. 3.84(c) All issuers must, in compliance with King IV, appoint an Audit Committee. Issuers must appoint a Remuneration Committee, and issuers must appoint a Social and Ethics committee. The composition of such Committees, a brief description of their mandate, the number of meetings held and any other relevant information must be disclosed in the annual report. The Board appointed an Audit Committee that is chaired by an independent NED. Audit Committee members are all independent NEDs. Gold Fields’ Remuneration Committee comprises independent NEDs and has an independent Chairperson that is not the Chairperson of the Board. Gold Fields’ SET Committee is aligned with King IV and the Companies Act. The Committee comprises independent NEDs and one executive director, the majority being NEDs. Each Committee provides a brief description in the IAR of its mandate, number of meetings held in a year and any other relevant information. 3.84(d) Brief CVs of each director standing for election or re-election must accompany the relevant notice of the meeting. Brief CVs of our directors are listed on p14 – 15. 3.84(e) The capacity of each director must be categorised as executive, non-executive or independent. The CVs of our directors include information on whether a director is an independent NED or an executive director. The composition of Committees is in accordance with the requirements of the Companies Act and King IV. 3. 84(f) Issuers must have a full-time executive Financial Director. Gold Fields has a full-time Financial Director. 3.84(g) The Audit Committee must, on an annual basis, consider and satisfy itself of the appropriateness of the expertise and experience of the Financial Director and report same in the annual report. The Audit Committee must ensure that the issuer has established appropriate financial reporting procedures and that those procedures are operating. The Audit Committee has executed its responsibilities in terms of 3.84(g) of the JSE Listing Requirements. More details in the Audit Committee Report on p24 – 27. The Audit Committee considers and satisfies itself of the appropriateness of the expertise and experience of Gold Fields’ Financial Director on an annual basis and reports the findings to the Board. The Audit Committee has established appropriate financial reporting procedures, which are reviewed from time to time to ensure that they are operating effectively. 3.84(h) The Board of Directors appoints the Company Secretary in accordance with the Companies Act and applies the recommended practices in King IV. The Board must consider and satisfy itself, on an annual basis, on the competence, qualifications and experience of the Company Secretary. The Company Secretary is appointed in accordance with the Companies Act. The Board considered the Company Secretary’s competence, qualifications and experience at the meeting held in November 2021 and is satisfied that she is competent and has the appropriate qualifications and experience to serve as the Company Secretary. 3.84(i) The Board of Directors or the Nominating Committee must have a policy on the promotion of gender diversity at Board level. The issuer must confirm this by reporting to shareholders in its annual report on how the Board of Directors or the Nominating Committee have considered and applied the policy of gender diversity in the nomination and appointment of directors. The Board approved a Company-wide Diversity Policy in November 2017. This policy is reviewed and updated as and when necessary. The Board takes the policy into account with all instances of director succession. The Board considered the requirements of its Diversity Policy in the 2021 Board appointments, wherein two female directors were appointed to fill vacancies within the Board. Diversity and inclusion remain high on the Board’s agenda for director succession. Corporate Governance Report continued 18 Gold Fields Annual Financial Report including Governance Report 2021 AFR

Requirement Principle Gold Fields’ approach and compliance 3.84(j) The Board of Directors or the Nominating Committee must have a policy on the promotion of race diversity at Board level. If applicable, the Board of Directors or the Nominating Committee must further report progress in respect thereof on agreed voluntary targets. The Board approved a Company-wide Diversity Policy in November 2017 and progress against set targets considered during 2021. The Board takes the policy into account with all instances of director succession and, in 2021, the Board appointed a black female director to fill a vacancy within the Board. Diversity and inclusion remain high on the Board’s agenda for director succession. 3.84(k) The Remuneration Policy and Implementation Report must be tabled every year for separate non-binding advisory votes by shareholders of the issuer at the AGM. The Remuneration Policy must record the measures that the Board of Directors of the issuers commits to take if either the Remuneration Policy or the Implementation Report, or both, are voted against by 25% or more of the votes exercised. If either the remuneration policy or the Implementation Report, or both, are voted against by shareholders exercising 25% or more of the voting rights exercised, the issuer must in its voting results announcement provide for the following: • An invitation to dissenting shareholders to engage with the issuer • The manner and timing of such engagement The Board approved the Group Remuneration Policy and Implementation Report as presented to the AGM for a non-binding advisory vote. 19 Gold Fields Annual Financial Report including Governance Report 2021 AFR

Directors’ report The directors have pleasure in submitting their report and the AFS of Gold Fields and its subsidiaries (the Group) for the year ended 31 December 2021. PROFILE Gold Fields is a globally diversified producer of gold and copper with nine operating mines (including our Asanko JV) in Australia, Ghana, Peru and South Africa, as well as one project in Chile, with total attributable gold-equivalent annual production of approximately 2.34Moz, Mineral Reserves of approximately 48.6Moz and Mineral Resources of approximately 111.8Moz. Gold Fields has a primary listing on the JSE, with a secondary listing on the NYSE. REVIEW OF OPERATIONS The activities of the various Gold Fields operations are detailed in our 2021 IAR. FINANCIAL RESULTS The information on the financial position of the Group for the period ended 31 December 2021 is set out on p140 – 222 of this AFR. The income statement for the Group shows a profit attributable to Gold Fields’ shareholders of US$789m for the year ended 31 December 2021, compared with a profit of US$723m for the year ended 31 December 2020. COMPLIANCE WITH FINANCIAL REPORTING STANDARDS The Group’s AFS were prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB), the South African Institute of Chartered Accountants (SAICA) Financial Reporting Guides as issued by the Accounting Practices Committee, Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council, the JSE Listings Requirements and the Companies Act. LISTINGS The abbreviated name under which the Company is listed on the JSE is GFIELDS, and the short code is GFI. The Company also has a secondary listing on the NYSE. At 31 December 2021, the Company had in issue, through The Bank of New York Mellon on the NYSE, 264,244,554 (31 December 2020: 352,518,473) American Depository Receipts (ADRs). Each ADR is equal to one ordinary share. DIRECTORATE Composition of the Board The Board currently consists of two executive directors and eight NEDs. Rotation of directors Directors retiring in terms of the Company’s MoI are Mr PA Schmidt, Mr A Andani, Mr PJ Bacchus and Ms JE McGill, all of whom are eligible and offer themselves for re-election. The Board of Directors of Gold Fields’ various subsidiaries comprise some of the executive officers and one or both of the executive directors, where appropriate, as well as NEDs of the Group. Directors’ and officers’ disclosure of interests in contracts During the period under review, no contracts were entered into in which directors and officers of the Company had an interest, and which significantly affected the business of the Group. For the year ended 31 December 2021, the directors’ beneficial interest in the issued share capital and listed share capital of the Company (see adjacent table) was 0.1%. No one director individually exceeded 1% of the issued share capital or voting control of the Company. 20 Gold Fields Annual Financial Report including Governance Report 2021 AFR

Share ownership of directors and executive officers   Beneficial   Direct1 Indirect2   31-Dec-21 31-Dec-20 31-Dec-21 31-Dec-20 Director CI Griffith  1,300 – – – NJ Holland1 – 2,188,708 – – PA Schmidt 214,260 122,549 – – CA Carolus 3,129 – – – RP Menell – – – – DMJ Ncube – – – – SP Reid – – – – A Andani – – – – CE Letton – – – – TP Goodlace – – – – PJ Bacchus – – – – YGH Suleman – – – – P Mahanyele-Dabengwa  – – – – PG Sibiya  – – – – JE McGill  – – – – Prescribed officer NA Chohan 259,545 105,307 – 16,298 BJ Mattison 100,187 41,103 – 36,498 TL Leishman  38,098 – – 50,000 A Baku2 40,404 40,404 – – A Nagaser  146,650 – – 56,223 M Preece 157,819 77,405 82,327 82,327 L Rivera 58,665 – – – R Butcher 24,032 21,882 – – S Mathews 11,500 11,500 – – R Bardien  10,480 2,480 20,416 10,023 Total 1,066,069 2,611,338 102,743 251,369 1 Mr Holland retired from the Company effective 23 September 2021 and, therefore, his holdings are not disclosed for the 2021 period 2 Mr Baku resigned from the Company with effect from 31 December 2021 Related-party information is disclosed on p215 – 217 of the AFR. FINANCIAL AFFAIRS Dividend policy The Company’s dividend policy is to declare an interim and final dividend of 25% – 35% of its normalised earnings. On 16 February 2022, the Company declared a final cash dividend number 95 of 260 South African cents per ordinary share (2021: 320 South African cents) to shareholders reflected in the register of the Company on 14 March 2022. This dividend was paid on 14 March 2021. The dividend resulted in a total dividend of 470 South African cents per share for the year ended 31 December 2021 (2020: 480 South African cents), with the final dividend being accounted for in 2022. Borrowing powers In terms of the provisions of section 19(1) of the Companies Act, read together with clause 4 of the Company’s MoI, the borrowing powers of the Company are unlimited. As at 31 December 2021, the Company’s borrowings totalled US$969m, compared with total borrowings of US$1,069m at 31 December 2020. Capital expenditure Capital expenditure (capex) for the year ended 31 December 2021 amounted to US$1,089m compared with US$584m for 2020. Estimated capex for 2022 is US$1,050m – US$1,150m, and is intended to be funded from internal sources and, to the extent necessary, borrowings. SIGNIFICANT ANNOUNCEMENTS IN 2021 Appointment of Gold Fields Chief Executive Officer-designate 21 January 2021 Gold Fields announces the appointment of Mr CI Griffith as the CEO and executive director of the Company with effect from1 April 2021. Mr Griffith succeeds Mr Holland, who stepped down on 31 March 2021. 21 Gold Fields Annual Financial Report including Governance Report 2021 AFR

Directors’ report continued Gold Fields included in the Bloomberg Gender-Equality Index 28 January 2021 Gold Fields is one of 380 companies globally included in the 2021 Bloomberg Gender-Equality Index. Appointment of Gold Fields director 12 February 2021 Gold Fields announces the appointment of Ms PG Sibiya as a NED to the Board of Directors of the Company with effect from 1 March 2021. Ms Sibiya’s appointment follows on resignation of Ms P Mahanyele–Dabengwa as NED of the Company, effective 28 February 2021. Gold Fields welcomes National Energy Regulator of South Africa-approval of South Deep solar plant 25 February 2021 Gold Fields welcomes the electricity generation licence approved today by the National Energy Regulator of South Africa for the construction of a 40MW solar power plant at its South Deep mine. The Gold Fields Board gives a green light to the project in May 2021. Resignation of Gold Fields director 11 March 2021 The Board announces the resignation of Mr RP Menell, an NED and Deputy Chairperson of the Board, with effect from 10 March 2021. Resignation of Gold Fields director 24 May 2021 The Board announces the resignation of Dr C Letton as an independent NED of the Company and as Chairperson of the SET Committee, with effect from 30 May 2021. Gold Fields’ South Deep gold mine and the National Union of Mineworkers and United Association of South Africa reach three-year wage agreement 11 June 2021 Gold Fields’ South Deep gold mine and the National Union of Mineworkers and United Association of South Africa trade unions conclude a three-year wage agreement for the period 1 March 2021 to February 2024. Appointment of Gold Fields Board Chairperson and Lead Independent Director 2 September 2021 Gold Fields’ Board of Directors announces the appointment of Mr YGH Suleman as Board Chairperson with effect from the 2022 AGM, scheduled for 1 June 2022. Mr Suleman will succeed Ms CA Carolus, who will step down at the 2022 AGM after seven years as Chairperson of the Company. The Board further announces that Mr SP Reid had been elected LID of the Board with immediate effect. The Board paid tribute to Ms Carolus’ contributions to and leadership at the Gold Fields Board, which she joined in 2009 and led from 2013. Gold Fields top South African-listed mining company on the Dow Jones Sustainability Index 16 November 2021 Gold Fields has again been ranked the top South African-listed mining company on the prestigious Dow Jones Sustainability Index. Gold Fields was ranked third among 81 mining companies assessed. Appointment of Gold Fields director 16 November 2021 The Board of Directors announces the appointment of Ms JE McGill as a NED to the Company’s Board of Directors with effect from 22 November 2021. Gold Fields Announces 2030 environmental, social and governance targets 1 December 2021 Gold Fields published a comprehensive set of 2030 targets for its most material ESG priorities. The targets include a commitment to reduce its Scope 1 and 2 carbon emissions by 30% on a net basis and by 50% on an absolute basis by 2030. As a signatory to the Paris Agreement, Gold Fields is committed to net-zero carbon by 2050. The Company is also setting ambitious new goals for its water and environmental stewardship, the management of its tailing facilities and to creating value for its stakeholders, particularly host communities. For its employees, Gold Fields seeks to further improve safety, health and wellbeing, and to achieve greater inclusion and diversity by targeting a 30% female workforce by 2030. 22 Gold Fields Annual Financial Report including Governance Report 2021 AFR

Gold Fields addresses environmental sanctions at Salares Norte 1 December 2021 Gold Fields is notified that Chile’s Environmental Regulator (SMA) began sanction proceedings against the Salares Norte project due to infringements in the process of relocating Short-tailed Chinchillas residing in the project area. The sanction proceedings will not impact the commissioning of the Salares Norte mine. Gold Fields accepts the sanctions and will submit a new compliance programme to the SMA for its approval. Availability of the Broad-Based Black Economic Empowerment Certificate and Black Economic Empowerment Commission Annual Compliance Report 14 December 2021 Shareholders were advised that the Company’s 2020 B-BBEE Certificate, as well as 2019 and 2020 Annual Compliance Reports, in terms of the B-BBEE Amendment Act, 46 of 2013, were published on Gold Fields’ website. GOING CONCERN Gold Fields’ AFS were prepared using appropriate accounting policies, supported by reasonable judgements and estimates. The directors have reasonable belief the Company and Group have adequate resources to continue as a going concern for the foreseeable future. DEMATERIALISATION OF THE SHARES Shareholders are reminded that, as a result of the clearing and settlement of trades through STRATE, the Company’s share certificates are no longer good for delivery for trading. Dematerialisation of the Company’s share certificates is a prerequisite when dealing in the Company’s shares. PROPERTY The register of property and mineral rights is available for inspection at the registered office of the Company during normal business hours. ENVIRONMENTAL OBLIGATIONS The Company’s total gross closure liability for environmental rehabilitation costs amounted to US$510m at 31 December 2021 compared with US$467m at 31 December 2020. The regional gross closure liabilities are as follows: &#9;• Americas: US$156m &#9;• Australia: US$214m &#9;• South Africa: US$41m &#9;• West Africa: US$99m The funding methods used by each region to make provision for the mine closure cost estimates are: &#9;• Americas – bank guarantees &#9;• Australia – self-funding, using existing cash resources &#9;• South Africa – contributions into environmental trust funds and guarantees &#9;• West Africa – reclamation security agreement bonds underwritten by banks and restricted cash CONTINGENT LIABILITIES AND LITIGATION A material Group Litigation Report is presented at each Audit Committee meeting for discussion and consideration on whether the matter remains contingent or whether a provision has to be recognised. Details of Gold Fields’ contingent liabilities and litigation matters can be found in note 35 to the AFS, p197 – 198. ADMINISTRATION Ms A Weststrate held the position of Company Secretary for the period under review. Computershare Investor Services Proprietary Limited is the Company’s South African transfer secretaries and Link Asset Services is the registrars of the Company in the UK. AUDITORS The Audit Committee has recommended to the Board that PwC be appointed as the external auditors of the Company, until the conclusion of the next AGM, in accordance with section 90(1) of the Companies Act. SUBSIDIARY COMPANIES Details of major subsidiary companies in which the Company has a direct or indirect interest are set out on p221 – 222. 23 Gold Fields Annual Financial Report including Governance Report 2021 AFR

Audit Committee Report for the year ended 31 December 2021 The members of Gold Fields’ Audit Committee (the Committee) were appointed by our shareholders at the AGM on 6 May 2021. Mr YGH Suleman was reappointed as Chairperson of the Committee on the same day. From the 2022 AGM, scheduled for 1 June 2022, Ms PG Sibiya – who joined the Board and Audit Committee in 2021 – will become Chairperson of the Audit Committee as Mr Suleman will take over as Board Chairperson on that day. The Committee members are all independent NEDs. Details of the number of meetings held during the year, as well as the attendance thereof by Committee members, are on p8 of this AFR. Gold Fields’ Board continues to believe that, as a collective, the Committee members have the necessary skills to carry out their duties effectively and with due care. The Committee has certain reporting responsibilities to both the shareholders and the Board and is accountable to them. Its duties, as set out in the Committee Charter, are reviewed annually and incorporate the Committee’s statutory obligations as set out in the Companies Act and King IV. A work plan is drawn up every year, encompassing all these duties, and progress is monitored continually to ensure that these obligations are fulfilled by the Committee. Among other things, the Committee monitors and reviews: &#9;• The preparation of the AFS, ensuring fair presentation and compliance with IFRS and the Companies Act, and recommending same to the Board for approval &#9;• The integrity of the IAR by ensuring its content is reliable and includes all relevant operational, financial and other non- financial information, risks and other relevant factors &#9;• Quarterly, interim and operational reports and all other widely distributed documents &#9;• Filing of the Form 20-F with the US SEC &#9;• Accounting policies of the Group and proposed revisions, and significant and unusual transactions, estimates and accounting judgements &#9;• The effectiveness of the internal control environment &#9;• The effectiveness of both the internal and external audit functions &#9;• The recommendation and appointment of Gold Fields’ external auditors, and approves their remuneration, reviews the scope of their audit, their reports and findings, and pre-approves non-audit services in line with Company policy &#9;• The evaluation of the performance of the CFO &#9;• The adequacy and effectiveness of the Group’s enterprise-wide risk management policies, processes and mitigating strategies &#9;• The governance of information communication technology (ICT) and the effectiveness of the Group’s information systems &#9;• The cash/debt position of the Group to determine whether the going concern basis of reporting is appropriate &#9;• The combined assurance model, and provides independent oversight of the effectiveness of the Group’s assurance functions and services, with particular focus on combined assurance arrangements &#9;• Compliance with applicable legislation, requirements of appropriate regulatory authorities and the Company’s Code of Conduct &#9;• Policies and procedures for mitigating fraud &#9;• Approval of hedging activities as mandated by the Board &#9;• Consideration of JSE monitoring activities reports in 2021, including: – Reviewed Findings of Proactive Monitoring of Financial Statements – Activities of the Financial Reporting Investigation Panel – IFRS 9/15 Thematic Report – Sustainability and Climate Disclosure Guidance consultation paper 24 Gold Fields Annual Financial Report including Governance Report 2021 AFR

EXTERNAL AUDIT The Committee is responsible for recommending the appointment or reappointment of a firm of external auditors to the Board that, in turn, will recommend the appointment to shareholders. Upon this recommendation, the Committee is responsible for determining whether the designated appointee firm and audit partner have the necessary independence, experience, qualifications and skills, and that the audit fee is adequate. An external audit fee of R47.2m (US$3.2m) for 2021 was approved, as well as R1.2m (US$0.1m) for other fees. The Committee reviewed the annual external audit plan presented at its meeting in 2021, including the scope, materiality levels and significant risk areas, and established the approach would appropriately respond to organisational and regulatory changes, as well as any other applicable requirements and risks. The audit plan forms the basis of providing the Committee with the necessary assurances on risk management, the internal control environment and IT governance. The plan was approved by the Committee. PwC had direct access to the Committee throughout the year, and met with the Chairperson of the Committee before each meeting and, when required, on an ad hoc basis. PwC reported to the Committee at each quarterly meeting, as well as at the year-end meeting. In addition, the Committee regularly met with PwC separately without other invitees present. The Committee is satisfied that PwC is independent of the Group. SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES Significant areas requiring the use of management estimates and assumptions are detailed in note 1 to the accounting policies. Management presented position papers to the Committee detailing estimates and assumptions used, the external sources and experts consulted, and the basis on which they were applied in the calculations. INTERNAL AUDIT Gold Fields Internal Audit (GFIA) is an independent department within the Company, headed by a Vice President: Internal Audit (VP: IA) who is appointed and, if necessary, dismissed by the Committee. The VP: IA reports directly to the Committee and has direct access to the Chairperson and members of the Committee, as well as the Board Chairperson. The Committee Chairperson meets with the VP: IA once a quarter and on an ad hoc basis, as required. The VP: IA also meets with the Committee, without management, at least annually and whenever deemed necessary by either the VP: IA or the Committee. The Committee is satisfied that the resources available to GFIA, along with the skills and experience of the department, will allow the team to fulfil its mandate. The Committee determines the purpose, authority and responsibility of GFIA in an Internal Audit Charter, which is reviewed and approved annually. The Committee assesses the performance of GFIA every year. GFIA operates in accordance with the International Standards for the Professional Practice of Internal Auditing as prescribed by the Institute of Internal Auditors. The internal audit activities carried out during the year were identified through a combination of the Gold Fields risk management framework, which includes the combined assurance framework, and the risk-based methodologies adopted by GFIA. The Committee approves the annual internal audit assurance plan presented by GFIA and monitors progress against the plan reported to the Committee each quarter. GFIA ensured that its framework is aligned with the Committee of Sponsoring Organizations of the Treadway Commission’s (COSO) 2013 internal control framework. The Group’s internal control systems are designed to provide reasonable assurance on the maintenance of proper accounting records and the reliability of financial information. It also covers operational areas, compliance with the Gold Fields Code of Conduct and sustainability records. These systems are monitored by GFIA and its findings and recommendations are reported to the Committee and senior management. GFIA reports deficiencies to the Committee every quarter, together with recommended remedial actions, which are then followed up on to ensure the necessary action has been taken. GFIA provided the Committee with a written assurance statement on the adequacy and effectiveness of governance, risk management and controls. No significant events occurred, nor has any been brought to GFIA’s attention, to believe that governance, risk management and the control environment are inadequate or ineffective. 25 Gold Fields Annual Financial Report including Governance Report 2021 AFR

Audit Committee Report continued for the year ended 31 December 2021 INFORMATION COMMUNICATION AND TECHNOLOGY GOVERNANCE ICT governance remains a key focus area for the Group, the responsibility of which was delegated to the Committee by the Board. The Committee also works with the Risk Committee on related ICT matters. Gold Fields’ ICT Charter defines the overall direction and governance for ICT across the Group. The VP and Group Head of ICT is responsible for executing ICT governance procedures in line with this Charter, and reports to the Committee at each meeting. The Committee reviews his report, which includes the results of all review and testing conducted by management and GFIA. Gold Fields adopted the Control Objectives for Information Technology (COBIT) as a governance framework, and regular assessments are conducted to determine the maturity of ICT governance processes. Gold Fields’ ICT at its various operations is operating at an overall maturity level of between three and four out of five, indicating that the Group’s ICT governance framework and processes are established and predictable. Areas of ICT risks across the Group were defined as part of the Group’s overall risk management framework, and formal policies and procedures are documented and updated regularly for these areas. Given the nature of cybersecurity and the rising global cyber risk, cybersecurity has now become a key component of the Group’s ICT governance and risk agenda. Gold Fields further enhanced its cybersecurity management controls by achieving the ISO 27001 information security management system certification for all its mines and corporate offices, with the exception of our offices and operation in Chile. The ICT Governance, Risk, Architecture, Standards, and Security Compliance (GRASSC) Committee is responsible for ensuring compliance and adherence to the Group’s ICT policies and procedures. The ICT GRASSC Committee reviews compliance to the governance framework quarterly and recommends improvements as appropriate. CHIEF FINANCIAL OFFICER The Committee evaluated the expertise and performance of the CFO, Mr PA Schmidt, and continues to be satisfied that he has the appropriate expertise and experience to carry out his duties as CFO of the Company and the Group, and is supported by highly qualified and competent senior staff. This conclusion is supported by input from both internal and external auditors. GROUP GOVERNANCE AND COMPLIANCE The Committee is also responsible for monitoring governance and compliance for the Group – a key focus area for the Board and management as a whole. The Group Compliance Officer has a detailed, systematic and risk-based framework in place which are overseen, managed and maintained by an online and interactive Group Governance and Compliance Portal. The framework is applied to identify all statutes, rules, codes and standards applicable to Gold Fields in all jurisdictions in which the Group operates. Updates on regulatory changes are sourced from external legal sources and internally assessed for application and impact. Changes are recorded and monitored on a monthly basis. The assessment of potential and/or actual risk exposure of non-compliance regarding the identified applicable statutes per jurisdiction, includes potential exposure to financial loss, as well as operational and reputational risks, and the adequacy of recorded controls. Mitigating controls designed to manage the risks are identified, documented and maintained proactively. GFIA carries out a review of the effectiveness (in terms of design and operating effectiveness) of the control procedures and reports on the level of compliance. The results are reported to the Committee in detailed schedules and an annual compliance index is calculated for the Group. Also, under the ambit of risk exposure assessment, all active suppliers and contractors are screened on a monthly basis based on an array of predefined risk criteria and adverse media exposure. A screening risk calculator is applied to those assessed entities posing a risk to Gold Fields, based on the outcome of the screening due diligence. The Committee also ensures that Gold Fields’ Code of Conduct is effective and implemented diligently throughout the Group (The Code is available on the Gold Fields website at www.goldfields.com/code-of-conduct.php). The Committee is also responsible for ensuring all calls to the Gold Fields tip-offs line – administered by an independent external party – are proactively dealt with. The Chairperson of the Committee, together with GFIA, are custodians of the formalised and documented investigation procedure in place and, where appropriate and necessary, will make use of external advisors and experts to investigate matters or follow up on processes. The number and nature of these calls are reported at the quarterly Committee meetings. The details of the investigations, including details on any action taken, are also reported to the SET Committee. 26 Gold Fields Annual Financial Report including Governance Report 2021 AFR

RISK MANAGEMENT The Group’s Risk Committee deals with Group operational and financial risks, as well as the requisite reporting as required annually. While there is ongoing interaction between the Risk and Audit Committees, the management of financial risk remains a key focus of the Committee, management and GFIA. Gold Fields’ Group and regional risk disclosures are on p8 – 16 of the IAR. INTERNAL CONTROL STATEMENT In terms of the SEC’s listing requirements, Gold Fields has to comply with the requirement of the Sarbanes-Oxley Act of 2002, which requires management to establish and maintain adequate internal control over financial reporting using a recognised internal controls framework. Management is accountable to the Board for the design, implementation, monitoring and integrating of internal financial controls for the day-to-day running of the Group, focusing on the efficiency and effectiveness of operations, safeguarding the Group’s assets, legal and regulatory compliance, business sustainability and reliable reporting, including financial reporting. The Committee believes that Gold Fields’ internal controls are effective, and that the financial records can be relied upon as a reasonable basis for the preparation of the AFS. AUDIT COMMITTEE STATEMENT The Committee considered and discussed the AFR, including the Corporate Governance Report, and IAR with both management and the external auditors. During this process, the Committee: &#9;• Reviewed the AFS included in the AFR for consistency, fair presentation and compliance with IFRS &#9;• Evaluated significant estimates and judgements and reporting decisions &#9;• Reviewed the documentation supporting the going concern basis of accounting and concluded that it is appropriate &#9;• Evaluated the material factors and risks that could impact the AFR and IAR &#9;• Evaluated the completeness of the financial and sustainability disclosures &#9;• Discussed the treatment of significant and unusual transactions with management and the external auditors &#9;• Reviewed and discussed the sustainability information disclosed in the IAR and, based on these discussions, is satisfied that the information is reliable The Committee considers that the AFR and the IAR comply with the statutory requirements of the various regulations governing disclosure and reporting in all material respects, and that the AFS comply in all material respects with the Companies Act and IFRS. The Committee recommended to the Board that the AFS included in the AFR be adopted and approved. Yunus Suleman Chairperson: Audit Committee 31 March 2022 27 Gold Fields Annual Financial Report including Governance Report 2021 AFR

Remuneration Report Preamble to the Remuneration Report We present our 2021 Remuneration Report in three sections: &#9;• Section 1: The background statement from the Remuneration Committee (RemCo) Chairperson &#9;• Section 2: Overview of Gold Fields’ Remuneration Policy &#9;• Section 3: Outcomes and implementation of the Remuneration Policy during 2021 Gold Fields’ Board has a duty to ensure the Group’s remuneration policies and practices are fair, responsible and aligned with the long-term interests of Gold Fields’ stakeholders. In doing so, it is critical that the Board remains independent of management when making pay decisions, including those affecting the remuneration of our Chief Executive Officer (CEO), Chief Financial Officer (CFO), members of the Group’s Executive Committee (ExCo) and other Group employees. With this in mind, RemCo – as a constituted committee of the Board comprising only independent non-executive directors (NEDs) – was delegated responsibility for overseeing the Group’s remuneration activities. We detail the qualifications and experience of our RemCo members, as well as the number of meetings held and the attendance thereof, in our Governance Report on p5 – 19. The RemCo Charter and terms of reference are available on www.goldfields.com/standards-and- principles.php The primary role of RemCo is to oversee the Group’s approach to reward and remuneration, and to ensure fair, compliant, sustainable and competitive pay that drives the delivery of Gold Fields’ strategy. RemCo is further responsible for overseeing the implementation of related policies to ensure consistent process delivery. To ensure that it remains fully informed on developments and performance, RemCo invites the CEO and Executive Vice President (EVP): People and Organisational Effectiveness to attend meetings, where they provide reports and updates. These executives are not present when matters associated with their own remuneration are considered by the Committee. RemCo can draw on services from a range of external sources, including remuneration advisors. The table alongside summarises how our shareholders have supported the Group’s remuneration policies and implementation practices over the last three years. Annual General Meeting shareholder voting record on remuneration resolutions1    20212 20203 20194 Remuneration Policy 95% 91% 90% Implementation of policy 98% 99% 91% NED fees 99% 99% 99% 1 The rounded percentage of ‘votes for’ are reflected in the table 2 AGM dated 6 May 2021 3 AGM dated 17 August 2020 4 AGM dated 21 May 2019 RemCo also oversees and manages compensation-related risks. As part of its mandate, RemCo annually, and when considered necessary, reviews risks associated with the remuneration philosophy, structure, policies and practices. The Committee is satisfied that the current executive compensation structure does not create undue risks or promote inappropriate risk-taking behaviour. Below are the key risk mitigation features of our remuneration policies and practices: &#9;• RemCo, together with management, is actively involved in the structuring and preparation of the Remuneration Policy to ensure it aligns with the Group strategy of sustainably improving total shareholder returns (TSR) &#9;• RemCo uses external experts and carries out external benchmarking as and when required to ensure the Remuneration Policy aligns with global best practices, and that incentive plans are aligned with Group strategy &#9;• RemCo ensures fair and responsible remuneration in respect of variable pay by approving a cap on both long-term and short-term incentive plans &#9;• RemCo approved a Malus and Clawback Policy in 2020 where the Board has the right to seek repayment of remuneration made available to the executive, or to withhold yet-to-be awarded remuneration in the instance of certain trigger events &#9;• Executive remuneration is disclosed annually in Section 3 of this Remuneration Report, and in accordance with the Group’s Remuneration Policy; executives are not involved in any approval process relating to their own remuneration RemCo approves the remuneration of the ExCo members after considering recommendations from the CEO (excluding his own remuneration) and independent external advisors, who have completed the necessary benchmarking to ensure there is alignment with the appropriate industry peer groups in the jurisdictions in which we operate. 28 Gold Fields Annual Financial Report including Governance Report 2021 AFR

Section 1: Message from our RemCo Chairperson INTRODUCTION Gold Fields’ 2021 Remuneration Report is presented herewith on behalf of RemCo. The Board-approved RemCo Charter and its terms of reference govern the activities of RemCo – which include the release of this report – and is annually reviewed by the Board. The global pandemic continued to affect our workplaces in 2021. Safety has always been a priority for Gold Fields; however, due to the events of 2021, we continued to implement standard measures to safeguard the safety, health and well-being of our people across all operations. Remote work, rigorous hygiene protocols, the use of facemasks and social distancing became integrated as business-as-usual across the Group, and remains an important part of how we protect our people. Despite the ongoing challenges and disruptions brought on by the Covid-19 pandemic, we continued to maintain the integrity of our operations while placing the safety, health and well-being of our people and communities first. We are proud of the resilience shown by everyone at Gold Fields and how our people lived the Company’s values during these challenging times. The pandemic continues to challenge our lives and business in many ways. As at 31 December 2021, 17 of our employees or contractors have passed away as a result of Covid-19. We also recorded one fatality during 2021 at our South Deep operation, that of Mr V Mgcina on 13 April 2021. These are all tragic losses and my deep-felt condolences go out to the family members, friends and colleagues of our team members who passed away. KEY OPERATIONAL AND FINANCIAL HIGHLIGHTS Amid the challenges we faced, Gold Fields delivered a solid set of results for 2021, including the following: &#9;• Attributable gold-equivalent production for 2021 was up at 2,340koz (2020: 2,236koz), almost a 5% increase year-on-year &#9;• Normalised earnings were US$929m, up from US$879m in 2020 &#9;• We declared a total dividend of R4.70/share (2020: R4.80/share), amounting to R2,308.1m (2020: R2,837.3m) &#9;• Mine cash-flow amounted to US$913m in comparison with US$868m in 2020 &#9;• Net debt fell below US$1bn (2020: US$1,069m) for the first time in a decade During 2021, RemCo strengthened the linkage between environmental, social and governance (ESG) issues and remuneration. While maintaining the overall framework of our Remuneration Policy and the remuneration mix for our executives, RemCo approved that 25% of the performance conditions underpinning long-term incentive plans (LTIPs) in 2021 should focus on ESG-related metrics, for both equity and cash-settled LTI awards. The inclusion of ESG targets will remain in place for future awards. RemCo believes it is appropriate to build on the extensive work carried out on sustainability and long-term value creation with future incentivisation through financial rewards. The 2021 LTI awards included performance metrics for decarbonisation as well as diversity and inclusion aligning to our business strategy. RemCo met six times during 2021 – February, May, June, August, November and December –and focused on the following: &#9;• Overseeing the Group’s remuneration processes and, specifically, enhancing the link between performance and reward &#9;• Ensuring strategic alignment between targets in Group, regional and personal scorecards &#9;• Managing the CEO transition from Mr NJ Holland to Mr CI Griffith, including the related remuneration and benefits terms &#9;• Overseeing the inaugural holding period of the executive minimum shareholding requirements (MSR), and supporting principles related to subsequent executive holdings &#9;• Issuing performance criteria for the 2021 equity and cash-settled LTIP awards, including measures related to decarbonisation and gender representation across the Group &#9;• Reviewing an independent benchmarking study of executive pay and addressing the subsequent outcomes &#9;• Approving the outcomes of the 2020 Group scorecard and the 2020 executive performance ratings &#9;• Supporting initiatives related to the retention of critical skills in jurisdictions with heightened talent challenges in competitive mining environments &#9;• Reviewing the Group’s non-financial incentives as a complement to the remuneration strategy &#9;• Discussing the enhancement of remuneration disclosures, policies and practices to assist with better understanding of remuneration 29 Gold Fields Annual Financial Report including Governance Report 2021 AFR

&#9;• Supporting the introduction of systems to automate the Group’s remuneration processes &#9;• Continuously assessing the impact of the pandemic in terms of remuneration. There were no Covid-19-related or other adjustments to standard reward outcomes in 2021 RemCo is satisfied that it fulfilled its responsibilities in accordance with its mandate for the 2021 financial year and that the Group’s Remuneration Policy achieved its stated objectives. RemCo notes that it has worked closely with management and external advisors to continue improving the Group’s remuneration practices. The Committee believes that its work not only meets its own objectives, but also ensures the alignment of interests across Gold Fields’ diverse set of stakeholders. Overall, we are satisfied that the performance-linked pay received by the Group’s executives aligns with the approved framework for linking variable pay with performance. During the year, and for the second consecutive year, Gold Fields’ 2020 Remuneration Report was placed second by the South African Reward Association in the South African Annual Remuneration Report Awards. This award recognises companies who clearly and concisely disclose their remuneration policies and practices and the implementation thereof to their stakeholders. The award adjudicators assessed Gold Fields’ 2020 Remuneration Report based on the requirements of the King IV Report on Corporate Governance for South Africa, 2016 (King IV), and considered how transparency, fairness and responsible pay decisions were demonstrated. Furthermore, the adjudicators focused on how remuneration detail – including fixed and variable pay – was reported. Our report was commended for the link it demonstrated between reward and human resources (HR) and business strategy, as well as the clear indication of what we do and do not do in terms of our remuneration practices, and for its use of graphics. Advisors Khokhela Remuneration Advisors were RemCo’s independent remuneration advisors during 2021 and were present at all regular committee meetings. Deloitte conducted an independent benchmarking study, focusing on executive pay, during Q4 2021. Shareholder engagement Overall, shareholders supported NED fees (99%), the Remuneration Policy (95%) and the implementation thereof (98%), at the Annual General Meeting (AGM) held on 6 May 2021. On behalf of RemCo, I would like to express my thanks to shareholders for their ongoing support and engagement. We will continue to seek and incorporate shareholder feedback as appropriate to refine and enhance our remuneration programmes on an ongoing basis, consistent with our corporate objectives and strategy. Conclusion RemCo concludes that the Company’s employee remuneration policies and practices do not create undue risks or promote inappropriate risk-taking behaviour. RemCo will continue to monitor and assess emerging trends in remuneration policies and practices, and will ensure that fair, equitable and responsible remuneration processes are in place to drive the promotion and implementation of Gold Fields’ strategy, thereby boosting stakeholder value creation. Steven Reid RemCo Chairperson On behalf of RemCo, which approved the report on 31 March 2022 &#9;• 75% of CEO’s target pay is at risk &#9;• 65% of the CEO and executive team’s short-term incentives (STIs) are linked to Group performance &#9;• 100% of the CEO and executive team’s LTIs consist entirely of performance shares, which measure absolute and relative TSR, free cash-flow (FCF) margin and ESG metrics &#9;• The CEO’s minimum shareholding requirement is three times his annual salary. Other executives’ minimum shareholding requirement is equal to their annual salary, with Clawback and Malus policies in place &#9;• Severance payments for executive directors’ upon change of control and termination of employment is two times their annual salary &#9;• 100% of RemCo members are independent NEDs Gold Fields does not: &#9;• Reprice underwater shares &#9;• Pay dividends for performance shares or any unvested awards &#9;• Provide guaranteed bonuses &#9;• Grant shares to NEDs &#9;• Allow the use of unvested LTIP awards as collateral, or protect the value of any unvested awards, or the value of shares and securities held as part of meeting MSR provisions &#9;• Provide financial assistance to directors or prescribed officers Key features Remuneration Report continued 30 Gold Fields Annual Financial Report including Governance Report 2021 AFR

Section 2: Remuneration Policy Our Remuneration Policy and philosophy – which applies to the CEO and CFO (in their capacity as executive directors), and ExCo members (as prescribed officers) – is included in this section of our Remuneration Report. We also include related principles that are relevant across the Group. INTRODUCTION Our people are driven by passion, guided by values and committed to stakeholder partnerships that help us succeed – on both Group and individual levels. We designed our remuneration structures to support this culture by incentivising high performance. We aim to partner with our people on their journey of continued growth through market-related base pay and benefits, attractive performance-driven STIs and LTIs, as well as recognition and retention programmes. Our Remuneration Policy’s core objective is to attract, retain and motivate top talent to deliver superior results. To ensure we provide remuneration that is fair, appropriate and responsible, we conduct our own internal benchmarking exercise annually and, every second year, use external remuneration data to confirm our objectivity in achieving this goal. RemCo is acutely aware of the global concern around fair and responsible remuneration between management and junior level employees, as well as remuneration disparities between genders. We believe that our approach to short and long-term remuneration is substantively fair and consistently applied throughout the organisation in line with the approved frameworks. Gold Fields’ total reward programme and policy starts with and emanates from our Group strategy and values, as illustrated in the 2022 Group Balanced Scorecard (BSC) on the next page. The Group’s BSC process is part of the business’ day-to-day management, quarterly business review process and performance management process. It is not simply an input to reward-related decision-making, but fundamentally supports our delivery-based culture. For all executive scorecards, we ensure that cascaded objectives are outcomes-focused and that targets are appropriately set, with stretch targets in place to take account of incremental reward. Each year, management and the Board establish the Group’s key objectives for the year ahead to ensure the Group achieves its medium-term targets. The incentives under the Group BSC are then cascaded to executive, regional and individual scorecards. The Group’s HR key focus areas are depicted in the graphic below, while the 2022 BSC goals are captured on the next page. Gold Fields Group HR focus areas Safety Innovation Responsibility Collaborative delivery R es pe ct I nt eg rit y POLICIES PROCED U RE DATA SYSTEMS P RO C ES SE S DIVERSITY NEW W AY O F PE RF O RM ANCE M A N AG EM ENT DEVELOPMENT E FFEC TI VE NE SS TALENT LEARNING & O RGANIS AT IO N AL I NCLUSION WORKIN G & R EW AR D CULTURE 31 Gold Fields Annual Financial Report including Governance Report 2021 AFR

OR GA NI SA TI ON AL CA PA CI TY 1 GROW THE VALUE AND QUALITY OF OUR PORTFOLIO OF ASSETS • Merger and acquisition opportunities • Divestment opportunities • Greenfields/Brownfields exploration strategy • Deliver Salares Norte 2 ENHANCE THE CAPABILITY OF OUR PEOPLE • Entrench requisite organisational principles • Enhance talent management strategy • Drive learning and development interventions • Future ways of working 3 DRIVE CULTURE OF INNOVATION, HIGH PERFORMANCE AND INCLUSIVITY • Design, implement and measure the desired culture 4 INCREASE THE VALUE DELIVERED THROUGH MODERNISATION PROJECT • Develop holistic modernisation, technology and modernisation plan based on asset optimisation supported by business cases • Identify high priority modernisation and innovation opportunities • Revamp and accelerate modernisation programme (as part of the five-year (I&T) strategy review) IN TE RN AL B US IN ES S PR OC ES SE S 5 IMPROVE QUALITY AND DELIVERY OF OUR PLANS • Strategic projects pipeline delivery initiative • Technical review initiative 6 INCREASE DISCIPLINE IN DELIVERING THE PLAN 7 IMPROVE OPERATIONAL EFFICIENCIES THROUGH ASSET OPTIMISATION • Assessment of key value drivers for each site • Understanding capability histograms • Stability analysis and understanding variability data • Efficiency tracking for operations • Initiative identification business case, execution) and use case deployment (modernisation) 8 IMPROVE EFFICIENCY AND INTENSITY OF CAPITAL SPEND ST AK EH OL DE R 9 ADHERENCE TO ESG FRAMEWORK • Decarbonisation plan and execution (in line with net-zero commitments made) • Diversity strategy and plan • Water stewardship strategy and plan • Communities/stakeholder value creation • Tailings management • Catastrophic risks management 10 IMPROVE CONTROLS TO ELIMINATE FATALITIES AND SERIOUS INCIDENTS • Safety programmes • Mental wellbeing initiatives • Lead indicators for environment to be defined 11 IMPROVE ANALYST VALUATIONS OF OUR ASSETS • Execute targeted industry and analyst stakeholder engagement plan • Create holistic stakeholder engagement strategy 12 IMPROVE THE GOLD FIELDS BRAND WITH EMPLOYEES, HOST COMMUNITIES AND ALL OUR STAKEHOLDERS • Branding initiative FI NA NC IA L 13 IMPROVE TSR 14 IMPROVE FCM 15 REDUCE DEBT 2022 Group Scorecard INITIATIVES TO SUPPORT THE SCORECARD OBJECTIVES Inc re as e v alu e fo r all st ak eh old er s De liv er on ou r co m m itm en t t o E SG ORGANISATIONAL CAPACITY INTERNAL BUSINESS PROCESSES STAKEHOLDER FINANCIAL INCREASE VALUE FOR ALL STAKEHOLDERS • Cost of equity • Median performer in the peer group 13 IMPROVE TOTAL SHAREHOLDER RETURN (TSR) • Improve controls to eliminate fatalities and serious incidents (fatalities, serious injuries and serious environment incidents) • Reduction in carbon emissions • Increase in female representation • Adherence to tailings standards • Improve business, community and stakeholder value • Water stewardship • 90% delivery against all ESG strategic priority targets including: 9 ADHERENCE TO ESG FRAMEWORK • 80% progress on EHS scorecard (lead indicators) 10 IMPROVE CONTROLS TO ELIMINATE FATALITIES AND SERIOUS INCIDENTS DELIVER ON OUR COMMITMENTS TO ESG • 80% of key strategic planning projects implemented to deliver the selected case • 90% of sites meeting technical review standards in terms of adherence to strategic planning guidance (including capital and operating cost estimates) 5 IMPROVE QUALITY AND DELIVERY OF OUR PLANS • &plusmn;5% variance – metal – oz • &plusmn;5% variance of capital to plan (spend and correct projects) • &plusmn;5% variance – net operating cost • &gt;75% compliance to plan and schedule 6 INCREASE DISCIPLINE IN DELIVERING THE PLAN • One new asset added to portfolio that meets the criteria approved by the Board • 5% increase in internal valuation per share of portfolio using 2021 sustaining case as baseline 1 GROW THE VALUE AND QUALITY OF OUR PORTFOLIO OF ASSETS • 60% of D-band and above workforce assessed • 50% match of D-band individuals assessed to current role requirements 2 ENHANCE THE CAPABILITY OF OUR PEOPLE THE INFOGRAPHIC BELOW SHOWS THE KEY OBJECTIVES UNDER OUR GROUP 2022 BSC. The incentives under the Group BSC are then cascaded to executive, regional and individual scorecards. 32 Gold Fields Annual Financial Report including Governance Report 2021 AFR

OR GA NI SA TI ON AL CA PA CI TY 1 GROW THE VALUE AND QUALITY OF OUR PORTFOLIO OF ASSETS • Merger and acquisition opportunities • Divestment opportunities • Greenfields/Brownfields exploration strategy • Deliver Salares Norte 2 ENHANCE THE CAPABILITY OF OUR PEOPLE • Entrench requisite organisational principles • Enhance talent management strategy • Drive learning and development interventions • Future ways of working 3 DRIVE CULTURE OF INNOVATION, HIGH PERFORMANCE AND INCLUSIVITY • Design, implement and measure the desired culture 4 INCREASE THE VALUE DELIVERED THROUGH MODERNISATION PROJECT • Develop holistic modernisation, technology and modernisation plan based on asset optimisation supported by business cases • Identify high priority modernisation and innovation opportunities • Revamp and accelerate modernisation programme (as part of the five-year (I&T) strategy review) IN TE RN AL B US IN ES S PR OC ES SE S 5 IMPROVE QUALITY AND DELIVERY OF OUR PLANS • Strategic projects pipeline delivery initiative • Technical review initiative 6 INCREASE DISCIPLINE IN DELIVERING THE PLAN 7 IMPROVE OPERATIONAL EFFICIENCIES THROUGH ASSET OPTIMISATION • Assessment of key value drivers for each site • Understanding capability histograms • Stability analysis and understanding variability data • Efficiency tracking for operations • Initiative identification business case, execution) and use case deployment (modernisation) 8 IMPROVE EFFICIENCY AND INTENSITY OF CAPITAL SPEND ST AK EH OL DE R 9 ADHERENCE TO ESG FRAMEWORK • Decarbonisation plan and execution (in line with net-zero commitments made) • Diversity strategy and plan • Water stewardship strategy and plan • Communities/stakeholder value creation • Tailings management • Catastrophic risks management 10 IMPROVE CONTROLS TO ELIMINATE FATALITIES AND SERIOUS INCIDENTS • Safety programmes • Mental wellbeing initiatives • Lead indicators for environment to be defined 11 IMPROVE ANALYST VALUATIONS OF OUR ASSETS • Execute targeted industry and analyst stakeholder engagement plan • Create holistic stakeholder engagement strategy 12 IMPROVE THE GOLD FIELDS BRAND WITH EMPLOYEES, HOST COMMUNITIES AND ALL OUR STAKEHOLDERS • Branding initiative FI NA NC IA L 13 IMPROVE TSR 14 IMPROVE FCM 15 REDUCE DEBT Im pr ov e pe rc ep tio n o f v alu e • FCM at the business plan gold price (US$1,600) (US$78.9m) 14 IMPROVE FREE CASH-FLOW MARGIN (FCM) • Limit increase in net debt while funding Salares Norte and paying dividends at budget gold price and exchange rates • Target: US$124.6m 15 REDUCE DEBT IMPROVE PERCEPTION OF VALUE • 1.05x analyst valuations to internal valuations (selected cases) – for current assets at the same gold price 11 IMPROVE ANALYST VALUATIONS OF OUR ASSETS • 80% achievement of brand perception project implemented 12 IMPROVE THE GOLD FIELDS BRAND WITH EMPLOYEES, HOST COMMUNITIES AND ALL OUR STAKEHOLDERS • 90% of progress against asset optimisation project plan (from diagnosis to implementation) • 25 business critical initiatives identified per site that enhance the value of the asset • &plusmn;8 reduction in variance on milled grade vs plan • % reduction in operating cost per tonne milled against 2021 baseline 7 IMPROVE OPERATIONAL EFFICIENCIES THROUGH ASSET OPTIMISATION • &gt;60% of approved capital allocated in accordance with their capital ranking and allocation framework • 70% capital projects executed in accordance with Board-approved plan (scope, schedule and cost) • 5% capital savings from completed capital projects 8 IMPROVE EFFICIENCY AND INTENSITY OF CAPITAL SPEND • 95% progress on mapping out the culture journey • % alignment to culture roadmap (metric year 2 onwards) 3 DRIVE CULTURE OF INNOVATION, HIGH PERFORMANCE AND INCLUSIVITY • 70% of digital infrastructure projects completed • 50% modernisation projects that comply with the quality framework milestones 4 INCREASE THE VALUE DELIVERED THROUGH MODERNISATION PROJECTS We are committed to achieving our vision of being the global leader in sustainable gold mining. Our strategy is designed to enable the delivery of this vision through an integrated approach. Our strategy, which comprises four pillars – organisational capacity, internal business processes, stakeholders and financial performance – is further informed by our dedication to operational resilience, debt reduction and integrated thinking. The infographic below shows how we performed against objectives set in the Group 2020 Scorecard. 33 Gold Fields Annual Financial Report including Governance Report 2021 AFR

REMUNERATION FRAMEWORK Gold Fields is committed to ensuring fair, equitable, sustainable and responsible remuneration practices. We believe in compensating our people in relation to sustained value creation, delivered consistently, in a way that is fair and transparent. Our values, ethics and beliefs underpin this philosophy, which aims to attract, retain and motivate top talent. Gold Fields’ Remuneration Policy drives and incentivises the delivery of Gold Fields’ strategy, and continuously supports shareholder value creation by aligning performance with commensurate levels of reward. The principles of King IV guide the fair and responsible application of the Remuneration Policy across all operations. In addition, compliance with all relevant laws and regulations in the various jurisdictions in which we operate is non-negotiable and strictly enforced. A key design principle of the Remuneration Policy is to ensure a clear link between the Gold Fields strategy and our employees’ work-related efforts. PAY FOR PERFORMANCE Our remuneration practices are competitive in the jurisdictions in which we operate, balanced with our pay-for-performance philosophy and overall strategy. Our annual benchmarking efforts reflect this and translate to comparisons typically at the market median of our comparator peer group. Final pay decisions consider benchmarking results in combination with performance, affordability and economic conditions. Talent dynamics may further affect final outcomes. These confirm the degree of alignment of the target pay mix with that of local and international mining peers approved by RemCo, and provides information to the committee when assessing remuneration levels. GOLD FIELDS OVERALL REMUNERATION CONCEPT Remuneration Report continued 1 Award at start of the three-year period is modified from 0% to 200% in line with individual performance, as detailed in the section on LTIs. The modified award is also adjusted at the end of the three-year period by a further 0% to 200% factor, in line with level of Company achievement against the performance conditions listed 2 RemCo approved the inclusion of ESG metrics in 2020 for the 2021, 2022 and 2023 performance periods. Measured at Group level for Share Plan and corporate participants in the cash-settled LTIP, and at regional level for regional participants in the cash-settled LTIP GUARANTEED REMUNERATION Remunerates executives for leadership and management skills and the degree of accountability in their roles Make-up: Weighting: Target amount: Outcomes: ANNUAL Assessed performance Reference to peer group CASH EQUITY VARIABLEFIXED CO MP ON EN TS PU RP OS E DE TA IL PE RF . P ER IO D ME AS UR ES SHORT-TERM INCENTIVE PLAN (STIP) Rewards executives for their contribution to the achievement of annual financial and non-financial goals Corporate objectives 65% CEO: CFO: Exco: 0 to 2 x target Individual objectives 35% 65% of GRP 60% of GRP 55% of GRP 0 to 2 x target ONE YEAR 20% Safety 20% Production 40% All-in costs 20% Development Specifically designed for each executive and aligned with corporate strategy and objectives LONG-TERM INCENTIVE PLAN (LTIP) Links the interests of the executives and shareholders by rewarding executives for creating sustained shareholder value over several years Performance shares 100% CEO: 104% of GRP1 CFO: 96% of GRP1 Exco: 88% of GRP1 Performance 0 to 2 x target THREE YEARS (CLIFF VEST) Group absolute TSR (25%) Group relative TSR (25%) Group FCF margin (25%) ESG (25%)2 • Diversity and inclusion (12.5%) • Decarbonisation (12.5%) 34 Gold Fields Annual Financial Report including Governance Report 2021 AFR

Key reward components of the Remuneration Policy Remuneration Policy Guaranteed remuneration package (GRP), or base rate of pay (BRP) Variable pay STIPs and LTIPs designed to align performance with strategy and value creation Base Pay Benefits STIPs LTIPs MSR Market-related base pay packages (GRP or BRP), dependent on performance, roles and responsibilities Market-related benefits guided by local legislation and internal policies Performance-based Group annual incentive scheme Longer-term plans that instil a sense of ownership and strategic alignment • Share plans • Cash-settled plan1 Encourages executives to hold shares in Gold Fields, in line with best practice 1 Not applicable to executives Gold Fields’ Employee Value Proposition balances financial rewards with non-financial rewards to drive the desired levels of performance. The financial reward component of our Employee Value Proposition includes: &#9;• GRP or BRP, being the total of base pay, allowances and benefits &#9;• Variable pay, which includes STI, LTI and MSR Guaranteed remuneration package Base pay (either GRP/BRP) Objective and link to strategy Operation Policy and practice Performance measures A competitive base pay provided to executives to ensure that their experience, contribution and appropriate market comparisons are fairly reflected. It also allows us to attract and retain the skills required to deliver on our strategic goals. Base pay for all employees is reviewed annually after considering benchmarks against comparator groups, Group performance, economic circumstances, affordability, individual performance, changes in responsibility and inflation levels. Changes are effective from 1 March each year. The CEO makes recommendations on ExCo base pay – excluding his own – to RemCo for approval by the Board. We seek close alignment between executive salary increases and increases for all non-bargaining unit employees, where practical. This is informed by country inflation and individual performance. The guaranteed pay benchmark is the market median. Both Group and individual performances in line with the BSC inform the individual base pay review. This is in addition to economic circumstances, affordability, changes in job responsibility and alignment across employee groups. Benefits and allowances Benefits and allowances Objective and link to strategy Operation Policy and practice Performance measures Provided to ensure local market competitiveness benefits are provided based on affordability to both the employees and the Group. Based on local market trends and can include items such as group life insurance, disability and accidental death insurance. Our Expatriate Policy provides that special allowances may be made for expatriate employees in respect of, among others, relocation costs, cost of living, and the cost of education for children and their families. In line with approved policy, the provision of benefits complies with legislation across the jurisdictions in which we operate. Benchmarking ensures that there are competitive benefits aimed at attracting and retaining key employees. Not applicable. 35 Gold Fields Annual Financial Report including Governance Report 2021 AFR

Below On-target Stretch 1,000 1,000 1,000 650 1,300 1,040 2,080 CHIEF EXECUTIVE OFFICER US$’000 ■ GRP ■ STI ■ LTI CHIEF FINANCIAL OFFICER ■ GRP ■ STI ■ LTI Below On-target Stretch 800 800 800 480 960 768 1,536 US$’000 AVERAGE EXECUTIVE COMMITTEE Below On-target Stretch 600 600 600 330 660 528 1,056 US$’000 ■ GRP ■ STI ■ LTI SHORT-TERM INCENTIVES (STIP) Our STIP is a performance-based Group annual incentive scheme that supports value creation and motivates our people to achieve success for the Group. All Group executives, regional executives and management-level employees (Paterson D-band and above categories) are eligible to participate in the STIP, subject to the achievement of applicable performance conditions. Individual performance (BSC) • Linked to team/department strategy Company performance conditions (bonus parameters) • Safety (20%) • Gold production (20%) • All-in Costs (AIC) (40%) • Development and waste stripping (20%) Category Individual Group Region Operation CEO 35% 65% 0% 0% CFO 35% 65% 0% 0% Group executive 35% 65% 0% 0% Regional executive 35% 20% 45% 0% General manager 35% 0% 20% 45% Regional office 35% 0% 65% 0% Mines 35% 0% 0% 65% Remuneration mix &#9;• Gold Fields’ total reward model links financial reward to a combination of job type and performance – therefore, the mix of GRP/BRP and variable pay differs according to level of performance and the grade of the job held. To entrench a high-performance culture, and in line with international best practice, the more senior the role, the higher the proportion of variable pay (at-risk pay) and the remuneration package. Pay-at-risk comprises 75% of our CEO’s total target reward, of which 38% is LTIs &#9;• For exceptional performance, the Group aims to position overall remuneration, including STIs and LTIs, at the 75th percentile of our comparator market. This aligns with our total reward strategy of ensuring a market-competitive reward mix, rewarding employees for exceptional performance, and the retention of high-performing employees. RemCo retains the discretion to determine whether, and to what extent, specific performance levels warrant total pay at the 75th percentile &#9;• The graphs illustrate different scenarios of performance achievement of the total remuneration for the CEO, CFO and ExCo members, on a single total figure basis, based on the 2021 Remuneration Policy and using simplified hypothetical GRPs/BRPs for ease of illustration Remuneration scenarios at different levels of performance1  1 Not actual pay levels but rather for theoretical purposes of displaying the pay policy remuneration mix. LTI award at target 100% levels reflected above, the award can increase to 200%. The vesting can be a further 200% in addition. ‘Below'’assumes no annual LTI; ‘On-target’ assumes 100% outcome; ‘Stretch'’assumes 200% outcome. Does not include any share price movement. Remuneration Report continued 36 Gold Fields Annual Financial Report including Governance Report 2021 AFR

200 150 100 50 0 0 1 2 3 4 5 Rating No bonus awarded Bonus kicks in 100% of target 200% of target PERSONAL PERFORMANCE RATING CORRELATION TO PERCENTAGE ACHIEVEMENT % &#9;• Target performance for bonus parameters links to the annual business plan approved by the Board &#9;• Operational objectives for each mine are measured against plans approved by RemCo and comprise safety, production, costs and physical mine development (ore and waste) goals &#9;• The operational objectives form the basis of the regional objectives and subsequently feed into the Group objectives &#9;• If individual, operational, regional or Group objectives do not exceed threshold targets, no bonus is payable &#9;• Based on the above, RemCo approves annual payments of STIP in February of each year &#9;• Where applicable, production bonuses are paid to employees at mine level &#9;• We consider regional and on-mine schemes – for example, in Peru, we apply a statutory bonus scheme in compliance with legislation, and pay the difference between a higher calculated STIP and legislated bonus, if applicable &#9;• Threshold, on-target and stretch bonus amounts expressed as a percentage of GRP (or BRP) are as below: Job grade Bonus target incentive as % of GRP or BRP Threshold On-target Stretch CEO 0% 65% 130% CFO 0% 60% 120% EVP 0% 55% 110% &#9;• Achievement falling between threshold and on-target and stretch is calculated on a straight-line basis between the two reference points &#9;• In advance of the STIP outcome, executives may elect to defer some or all of their STIP by converting a portion of their cash into shares towards their MSR-related commitments GROUP PERFORMANCE MEASURES This is made up of the following bonus parameters: &#9;• Safety (20%) The safety performance measure comprises a mix of leading and lagging indicators listed below. In addition, a fatal accident acts as a negative modifier. A fatality results in a forfeiture of the entire safety element (20%) for bonus purposes for the applicable operation and region; corporate office participants forfeit the entire 20% safety element of bonus for any fatality recorded in the Group’s operations. – Serious injuries – Safety engagement rate (SER) – Near-miss reporting – Timely close-out of corrective actions on serious potential injuries &#9;• Gold production (20%) &#9;• All-in Costs (AIC) (40%) &#9;• Development and waste stripping (20%) INDIVIDUAL PERFORMANCE MEASURES We continued our efforts to align performance management processes with our Group strategy. This included the addition of a balance between leading and lagging indicators into all scorecards and ensuring that we set appropriate stretch targets for all management-level employees. While this new approach builds on our previous BSC process, it also ensures a stronger alignment between our strategy and scorecards. This ensures that our strategy is cascaded into measurable objectives that we track through our performance management process. The chart shows how performance rating scores on the five-point scale translate to percentages used for bonus calculation purposes. A score below 2 results in 0%, and a score between 4.7 and the maximum of 5 results in the capped achievement of 200%. 37 Gold Fields Annual Financial Report including Governance Report 2021 AFR

Remuneration report continued LONG-TERM INCENTIVES Gold Fields’ Amended 2012 Share Plan Gold Fields’ Amended 2012 Share Plan (Share Plan) is a conditional share plan that provides for annual awards of performance shares, which vest after three years subject to performance conditions. Participants receive shares under the Share Plan to instil a sense of ownership among executives, therefore enabling: &#9;• Alignment of executive rewards with shareholder interests &#9;• Retention of key people &#9;• Alignment of people costs with business results The participants in the Share Plan are: &#9;• ExCo members: 100% of LTI participation through the Share Plan &#9;• Regional ExCo members: 30% of LTI awards through the Share Plan and 70% through the cash-settled LTIP (p39) Other employees who are eligible for LTI awards receive 100% of their LTIs through the cash-settled LTIP. By only awarding shares to Group and regional executives, Gold Fields ensures the future sustainability of the share scheme by limiting the issuance of shares under the plan. The use of Company shares also aligns executive management interests with those of shareholders. Performance share awards are determined by job grade, performance and guaranteed remuneration. The award profile is set out below, expressed as a percentage of an individual’s GRP or BRP as applicable: Individual performance rating 1.0 to 2.7: 0% 2.8 to 3.2: 50% 3.3 to 3.7: 100% 3.8 to 4.2: 150% 4.3 to 5: 200% CEO — 52 104 156 208 CFO — 48 96 144 192 ExCo — 44 88 132 176 Regional ExCo1 — 9 – 10 18 27 – 30 36 – 40 1 This represents 30% of their LTI participation, as 70% of their LTI is under the cash-settled LTIP 38 Gold Fields Annual Financial Report including Governance Report 2021 AFR

These awards in monetary value are used to calculate an equivalent number of shares based on the three-day volume weighted average price (VWAP) preceding 1 March annually. The vesting of these shares is subject to the following performance conditions: Performance condition Weighting Threshold (0% vesting) Target (100% vesting) Stretch (200% vesting) Absolute TSR 33% N/A – no vesting below target The US Dollar (nominal) cost of equity1 over the three-year performance period US Dollar cost of equity + 6% over the three-year performance period Relative TSR 33% Below median of the peer group2 Median of the peer group Upper quartile of the peer group FCF margin 34% Average FCF margin over the three-year performance period of 5% at a gold price of US$1,300/ oz Average FCF margin over the three-year performance period of 15% at a gold price of US$1,300/oz Average FCF margin over the three-year performance period of 20% at a gold price of US$1,300/oz 1 Cost of equity is validated by an external consultant 2 For the 2021 awards, the peer group consisted of AngloGold Ashanti, Barrick, Eldorado Gold, Yamana, Agnico Eagle, Kinross, Newmont, Newcrest, Northern Star and Endeavour &#9;• Vesting occurs after three years from award and depends on the extent to which the Group has met the above performance conditions over the three-year period. Vesting is capped at 200% of the award &#9;• In advance of the vesting date, executives also have the option to elect to defer some or all of their vested share awards towards the achievement of their MSR &#9;• Linear interpolation is applied between threshold and target and target to stretch performance Cash-settled long-term incentives (LTIP) The cash-settled LTIP ensures alignment between regional contributions and the Group’s long-term business strategy. The use of cash as opposed to shares reduces the number of shares required, while still ensuring a longer-term focus for participants. During 2020, RemCo carried out a comprehensive review of the LTIP awards. As a result, the Committee established that LTIP awards made in 2018 and 2019 would use the final year regional scorecard ratings (2020 and 2021 respectively) as performance criteria on vesting of these awards. Cash-settled LTIP awards made in 2020 would use the average of the three years’ regional scorecard ratings (2020, 2021 and 2022) to determine the performance outcome. Executive directors or prescribed officers of the Company do not participate in this cash-settled LTIP. The LTIP’s design links regional long-term strategic objectives with Group objectives. Regional performance conditions and targets are set and agreed with RemCo through the BSC process. The BSC ratings are used to determine vesting outcomes for awards in 2018, 2019 and 2020. While awards are made in March each year, and settled in February three years later, the measurement periods are from 1 January of the year of the award to 31 December of the third year of award. RemCo approves the performance conditions for each set of awards based on management recommendations. From 2021, RemCo supports the use of a framework that aligns performance conditions for the Share Plan and the cash-settled LTIP as follows: &#9;• Group absolute TSR (25%) &#9;• Group relative TSR (25%) &#9;• Group FCF margin (25%) &#9;• ESG (25%), measured at Group level for Share Plan and corporate participants in the cash-settled LTIP, and at regional level for regional participants in the cash- settled LTIP 39 Gold Fields Annual Financial Report including Governance Report 2021 AFR

Remuneration report continued OTHER KEY FEATURES OF OUR REMUNERATION POLICY Executive minimum shareholding requirements Aligning the interests of our executives with those of our shareholders is critical to sustainable value creation. As such, we encourage executives to hold shares in Gold Fields in line with international and South African best practice. Our MSR Policy, which we introduced in 2017, requires ExCo members to hold shares in Gold Fields equivalent to the multiples of their GRP/BRP as indicated: &#9;• CEO: 300% (increased from 200% from April 2021) &#9;• All other ExCo members: 100%. The ExCo members are given a period of five years to achieve these multiples. RemCo makes an award of matching shares at a ratio of 1:3 (one share for every three committed towards the MSR, capped at the matching share limit). The value of the ultimate number of matching shares that will vest is limited to 67% of GRP in the case of the CEO, and 33% of GRP or BRP for all other executives. The matching shares vest at the end of the five-year period if the participant remains in the employment of the Group and has retained the committed shares. Retention and sign-on bonuses RemCo has the discretion to approve management- proposed sign-on payments and/or retention payments to recruit and/or retain individuals at certain levels for specific business reasons. Below these levels, management has the discretion to approve such payments. The typical minimum work-back period for retention payments is two years. No such payments were made to executives during 2021. Malus and clawback The Board is entitled to seek repayment of remuneration amounts that were made in error and subsequently restated. The policy gives RemCo the right to recover all forms of remuneration from executives. This is applicable, but not limited to: remuneration relating to base pay, the achievement of financial or performance goals or similar conditions for any award, or payment under the annual incentive plan or LTIP, or any bonus payment, whether vesting is based on the achievement of performance conditions, the passage of time, or both. The right of recovery may be exercised within three years from the restatement date and the policy sets out the procedures to be followed depending on whether the remuneration has been paid, transferred or otherwise made available to the executive, as well as the steps to take if the amount is not immediately recoverable. Our Malus and Clawback Policy, approved in 2020, permits the Board to withhold yet-to-be awarded remuneration in the event of certain trigger events. Executive Committee service contracts and termination provisions Gold Fields can terminate an executive’s employment summarily for any reason recognised by law in the respective jurisdictions. The general principles governing the settlement of employment benefits and rewards is that employees who resign voluntarily or are dismissed for disciplinary reasons forfeit all unvested benefits and awards. Employees who separate from the Group for reasons of death, disability, retirement or redundancy for operational reasons, retain a portion of unvested benefits and awards. This portion is based on the principles of time (pro-rata) and performance testing at on-target levels and in line with the principles of King IV. Executive directors have employment agreements in place with Gold Fields Group Services Proprietary Limited (GFGS), Gold Fields Ghana Holdings BVI Limited (GF Ghana), Gold Fields Orogen BVI Limited (Orogen) and Gold Fields Holdings Company. The EVP: Strategy, Planning and Group Development also has employment agreements with GFGS and Orogen. In terms of the South African employment contracts with Group ExCo, employment continues until terminated upon notice by either party or retirement age, which is currently 63 years. Orogen, GF Ghana and Gold Fields Holdings Company have substantially similar terms. The notice period is 12 months for the CEO and CFO; and six months for other Group ExCo members. 40 Gold Fields Annual Financial Report including Governance Report 2021 AFR

Change of control provisions for the Chief Executive Officer, Chief Financial Officer and Executive Vice President: Sustainable Development In 2012, RemCo resolved to discontinue the remuneration entitlement in the event of a change of control for senior executives appointed after 1 January 2013. Senior executives appointed before this date are entitled to the change of control remuneration benefits and retained their rights under the previous policy. This applies to the CFO and EVP: Sustainable Development. This change of control provision was also included in the terms agreed for the incoming CEO in 2021 and approved by RemCo. A change of control is defined as a third party or concert parties holding 30% or more of Gold Fields’ ordinary shares. In the event of the finalisation of an acquisition, merger, consolidation, scheme of arrangement or other reorganisation, whether or not there is a change of control and if the executive directors' services are terminated, the change of control provisions also apply. For these employees, their employment contracts provide that, in the event of their employment being terminated within 12 months of the change of control, the executive is entitled to: &#9;• Payment of an amount equal to two times annual GRP for the CFO and the EVP: Sustainable Development, plus an amount equal to the average of the incentive bonuses paid during the previous two completed financial years &#9;• For the CEO, a payment equal to two times annual GRP together with any other payments then due and payable &#9;• Full vesting of all LTIP awards Their employment contracts also provide that these payments cover any compensation or damages the executive directors may have under applicable employment legislation. Share Plan The Share Plan provides for pro-rata vesting of LTI awards in the event of a change of control. A change of control as defined for the purpose of Share Plan includes (in summary) an acquirer obtaining: &#9;• Ownership or voting control of 50% of the Company’s issued share capital &#9;• The right to control the management of the Company or the composition of the board, or &#9;• The approval by the Company’s shareholders of, or the consummation of, a merger or consolidation of the Company with another business entity The treatment of LTI awards on a change of control is subject to any pre-existing employment conditions, which take precedence in the event of a conflict. NON-BINDING ADVISORY VOTE – REMUNERATION POLICY As set out in King IV, shareholders are required to cast non-binding advisory votes on the Remuneration Policy and Implementation Report at Gold Fields’ AGM on 1 June 2022. Should there be a 25% or higher vote against either of the above, we will engage with shareholders to understand the drivers of the dissenting votes, and to discuss potential remedial measures. We also attempt to connect with most shareholders who vote against our remuneration approach to understand their perspective. NON-EXECUTIVE DIRECTORS Non-executive directors’ remuneration NEDs are not eligible to receive any STIs or LTIs. Gold Fields pays NEDs based solely on their role within the Board and/or committees, with differentiation only between international directors and those based in South Africa. We apply the policy using the following principles: &#9;• Payment of a Board fee for the Board meetings attended during the year &#9;• Board committee members receive annual committee fees for participation &#9;• The Chairperson and Lead Independent Director receive all-inclusive annual fees for all Board and committee participation &#9;• We review fees annually and implement any increases in June of each year &#9;• Travel expenses are paid to NEDs for travel for site visits and Board meetings Non-executive directors’ fee review We intend to seek approval for increases based on last year’s inflation rates to be applied to the prevailing fees of NEDs, effective from 1 June 2022, of 4.7% for Rand-based fees and of 3.2% for US Dollar-based fees. The following fixed annual fees shall be payable to NED's with effect from 1 June 2022 (excluding value-added tax (VAT)) if approved by shareholders at the AGM on 1 June 2022. 41 Gold Fields Annual Financial Report including Governance Report 2021 AFR

Proposed NED Fees Approved 2021/2022 fees in Rand Proposed 2022/2023 fees in Rand Approved 2021/2022 fees in US$ Proposed 2022/2023 fees in US$ Chair of the Board (all-inclusive fee) 3,355,123 3,512,800 na na Lead Independent Director (all-inclusive fee) 2,184,056 2,286,700 na na Members of the Board 1,101,254 1,153,000 83,623 86,300 Chair of the Audit Committee 400,034 418,800 na na Chairs of the Capital Projects Control and Review Committee, Nominating and Governance Committee, Remuneration Committee, Risk Committee, Social, Ethics and Transformation Committee and Safety, Health and Sustainable Development Committee* 246,214 257,800 18,640 19,200 Members of the Audit Committee 206,340 216,000 15,705 16,200 Members of the Capital Projects Control and Review Committee, Nominating and Governance Committee, Remuneration Committee, Risk Committee, Social, Ethics and Transformation Committee and Safety, Health and Sustainable Development Committee 155,368 162,700 11,921 12,300 Chair of the Ad-hoc Committee 62,371 65,300 4,671 4,800 Member of the Ad-hoc Committee 38,713 40,500 2,989 3,100 The Chair and Lead Independent Director do not receive any additional fees to their all-inclusive fees above, regardless of Chair or member roles on committees. Remuneration report continued 42 Gold Fields Annual Financial Report including Governance Report 2021 AFR

This section of the Remuneration Report explains how we implemented our Remuneration Policy and provides details of the remuneration paid to executives and NEDs for the financial year ended 31 December 2021. Our STIP and LTI targets comprise objectives that are deliberately and rigorously evaluated and selected based on their importance to the Company’s success. Therefore, in a year that continued with the Covid-19 pandemic, we elected not to modify or eliminate any of our chosen objectives. Instead, we requested that our people place an overarching priority on their safety and those of our host communities, and to maintain the integrity and long-term value of our operations. Our people responded diligently to these additional priorities, and achieved solid annual performance for the Group in 2021. Guaranteed remuneration package Guaranteed pay (GRP and BRP) adjustments Key facts Policy application &#9;• All eligible employees received a salary increase on 1 March 2021, with an average increase of 2.3% for executives &#9;• The overall increase in employment costs during 2021 was within the approved mandate of RemCo &#9;• Executive packages were increased only by country-specific inflation rates for the 2021 review period &#9;• Across the Group, salary increase mandates were set at the prevailing country-specific inflation rate, with an additional percentage for addressing pay gaps, where applicable &#9;• The forward-looking drive to eliminate any unintended bias that may be present in our pay systems is being conducted across the Group with the help of an independent professional advisor, Deloitte SHORT-TERM INCENTIVES Key facts &#9;• Bonus parameters for 2021 were approved as detailed in Section 2 &#9;• The total 2021 annual incentive award payment amounted to US$26m (2020: US$27m), with 628 (2020: 656) eligible employees participating &#9;• The incentive is based on an average individual performance rating of 3.5 (2020: 3.8) out of a maximum of 5.0 against performance measures set at the beginning of the year Policy application &#9;• Incentive bonus parameters and targets are agreed and approved at the beginning of each cycle &#9;• Bonus parameter performance achievement is peer reviewed internally and by independent external advisors prior to approval and payment &#9;• There is calibration between individual performance ratings and Group or Company performance as applicable &#9;• Regional incentives are aligned with operation and regional performance achievements &#9;• Operational objectives form the basis of the regional objectives and subsequently feed into Group objectives &#9;• Actual performance achievement is confirmed by the Group’s external auditors &#9;• Performance calculations are formulaic, however, RemCo does have the discretion to adjust the outcome deemed appropriate &#9;• There were no Covid-19-related or other adjustments to standard reward outcomes in 2021 Average exchange rates of US$1: R14.79 (2020: R16.38) and A$1: R11.11 (2020: R11.29) were applied for calculation purposes in this section. Section 3: Implementation Report 43 Gold Fields Annual Financial Report including Governance Report 2021 AFR

Remuneration report continued Group objectives Group performance was assessed with an outcome of 94% for the 2021 year, with targets and achievements shown below. The fatal accident recorded at South Deep resulted in the negative modifier being applied for safety metrics at operation and Group levels. 2021 Objectives Weight Target Achieved Final weighted achievement Safety • Safety Engagement Rate 5% 5.38 0% 0% • Increase in near-miss reporting 5% 475 0% 0% • Timely close-out of corrective actions on serious potential incidents 5% 95% 0% 0% • Reduction in serious injuries 5% 11 0% 0% Gold (equivalent) production (koz) 20% 2,323 65% 13% AIC (US$/oz)1 40% 1,311 152% 61% Development and waste 100% 20% • Development at South Deep (m) 4% 4,563 200% • Destress at South Deep (m) 4% 50,233 0% • Open-pit waste mined (kt) 6% 123,686 200% • Underground development (m) 6% 49,297 0% Total 94% 1 Every year-end, AIC is adjusted for STIP purposes by measuring in local currency and converting to US Dollar at budgeted exchange rate, excluding worker’s participation at Cerro Corona, and calculating the related royalty charge based on budgeted gold prices. Cerro Corona by-products are normalised for budgeted prices. CHIEF EXECUTIVE OFFICER’S 2021 BALANCED SCORECARD Weight Objective Target Results Overall rating 4.0 Financial 15% Reduce debt to improve TSR, reduce risk and create financial flexibility Target &#9;• Contain increase in net debt to no more than US$115m @ US$1,600/oz while funding Salares Norte and paying dividends Stretch target &#9;• Contain increase in net debt to no more than US$20m @ US$1,700/oz while funding Salares Norte and paying dividends Achieved stretch target &#9;• Net debt result was US$116.4m against a targeted US$20m reduction 4.0 Internal business processes 10% Improve TSF management Target &#9;• Gap analysis completed by September &#9;• No Level 3 to 5 incidents &#9;• One to two less variances than 2020 level of TSF performance variance &#9;• GISTM implementation: compliance roadmap under development &#9;• 75% of key appointments made Stretch target &#9;• Gap analysis completed by June 2020 and commence initiatives &#9;• No Level 3 to 5 Incidents &#9;• Three less variances than 2020 level of TSF performance variances &#9;• Compliance roadmap &#9;• 90% of key appointments made &#9;• Agreement of Asanko to become compliant with the GISTM Achieved stretch target &#9;• Gap analysis completed by June &#9;• One Level 3 incident in January 2021 (Tarkwa TSF 5 sinkhole); no subsequent incidents &#9;• Out-performed 2020 with three variances &#9;• Compliance roadmap – stretch achieved &#9;• 100% of appointments made 4.0 44 Gold Fields Annual Financial Report including Governance Report 2021 AFR

Weight Objective Target Results Overall rating 4.0 Internal business processes continued 10% Revitalise and integrate strategic planning process Target &#9;• List of action items developed and actions commenced Stretch target &#9;• List of action items developed and actions have been significantly advanced. Process items identified, which will enhance future strategy sessions  Achieved stretch target &#9;• Comprehensive 10-year strategy developed &#9;• Completed new vision, purpose and strategy. Established clear objectives and measures for long-term strategy delivery and established key high-focused initiatives which will be monitored to deliver strategy. Project charters detail all the activities and actions to be executed and the dependencies 4.5 10% Improve diversity and inclusion Target &#9;• 21.5% female in total; 21% female in leadership positions; 53% female in core mining Stretch target &#9;• 23% female in total; 22% female in leadership positions; 54% female in core mining Achieved between target and stretch target &#9;• 21.8% female representation. This was impacted by high turnover in general in the mining sector &#9;• 21.8% women in leadership &#9;• 53.07% women in core mining 3.5 15% Improve quality of the portfolio – advance Salares Norte Target &#9;• 65% of total project complete &#9;• 34% pre-striping completed (17.3Mt) &#9;• 60% construction progress &#9;• 85% fabrication and equipment delivery Stretch target &#9;• Maintain overall progress, momentum and first gold schedule; 70% of total project complete &#9;• 39% pre-stripping completed (19.8Mt) &#9;• 66% construction progress &#9;• 90% fabrication and equipment delivery Achieved stretch target &#9;• First gold schedule maintained; 62% project completed &#9;• 44.9% pre-stripping completed (22Mt). Brought forward additional equipment to accelerate pre-stripping &#9;• 55% construction completed forecast – impacted by Covid-19 &#9;• 99.6% fabrication 4.0 10% Improve the quality of the Chilean portfolio Target &#9;• Five targets prepared for exploration drilling &#9;• Drill test three new targets within SN District &#9;• District drilling exploration: 18km DDH Stretch target &#9;• Seven targets prepared for exploration drilling &#9;• Drill test five new targets within SN District &#9;• District Drilling Exploration: 18.6km DDH Achieved stretch target &#9;• Seven target preparations completed &#9;• Exploration drilling over top ranked targets within SN District completed in eight areas &#9;• District drilling achieved 23,844m versus a plan of 18,000m 4.0 10% Improvement in South Deep people and processes Target  &#9;• 70% of supervisory-level rated above level 3.0 and 50% of mid-levels rated above level 3.5 &#9;• 27% mine error factor &#9;• 88% stoping compliance Stretch target &#9;• 80% of supervisory level rated above level 3.0 and 60% of mid-levels rated above level 3.5 &#9;• 23% mine error factor &#9;• 92% stoping compliance Achieved between target and stretch target &#9;• 85% supervisory level above 3 rating; 58% mid-managers rating above 3.5. South Deep's focus on improving the bench strength an leadership capabilities has been impressive &#9;• 29% mine error factor &#9;• Stoping compliance 88% 3.5 45 Gold Fields Annual Financial Report including Governance Report 2021 AFR

Remuneration report continued Weight Objective Target Results Overall rating 4.0 Internal business processes continued 10% Improve I&T Target &#9;• 80% committed modernisation (I&T) projects achieved Stretch target &#9;• 90% committed modernisation (I&T) projects achieved Achieved between target and stretch target &#9;• 81% – 83% as at 10 December 2021 despite Covid-19 and supply chain constraints 3.5 10% Driving the process behind ‘Living the Gold Fields Values’ Target &#9;• New purpose and vision derived, distributed and communicated across the organisation Stretch target &#9;• New purpose and vision derived, distributed and recognised/owned by our employees; identifiable within leadership Achieved beyond stretch target &#9;• New purpose vision and values launched Group-wide via live webinar, Modern and innovative medium used for the launch with an impressive pack of supporting material to support the regional roll out. Roll-out programme in place for execution over the coming months into 2022 in conjunction with the regions that will entrench these in the workforce and drive the desired culture in leadership 4.5 CHIEF FINANCIAL OFFICER’S 2021 BALANCED SCORECARD Weight Objective Target Results Overall rating 3.8 Financial 15% Refinance the Peru subsidiary La Cima Revolving Credit Facility (RCF) Target &#9;• New three-year non-recourse facility at 2.8% over LIBOR. If LIBOR has been replaced by the overnight benchmark rate, a margin equivalent to the margin above LIBOR Stretch target &#9;• New three-year non-recourse facility at better than 2.8% over LIBOR. If LIBOR has been replaced by the overnight benchmark rate, a margin equivalent to the margin above LIBOR Achieved stretch target &#9;• Peru subsidiary La Cima refinanced with a US$150m RCF &#9;• Renegotiated and executed a new three-year US$150m RCF. Secured by sales contracts and non-recourse to Gold Fields. Substantially improved margin over LIBOR from 2.8% to 1.4% &#9;• Documentation completed and agreement signed and effective from April 2021 4.0 15% Refinance the Ghana US$100m RCF facility Target &#9;• New three-year non-recourse facility at 3.5% over LIBOR. If LIBOR has been replaced by the overnight benchmark rate, a margin equivalent to the margin above LIBOR Stretch target &#9;• New three-year non-recourse facility at better than 3.5% over LIBOR. If LIBOR has been replaced by the overnight benchmark rate, a margin equivalent to the margin above LIBOR Achieved stretch target &#9;• Ghana US$100m RCF &#9;• Renegotiated a new three-year US$100m RCF unsecured and non-recourse to Gold Fields. Margin over LIBOR substantially improved from 3.5% to 2.75% for first third utilisation, 2.85% second third utilisation and 2.95% for final third. Improved commitment fee from 1.4% to 0.9%. Documentation still being finalised. Expected to be finalised by end-July 2021 4.0 46 Gold Fields Annual Financial Report including Governance Report 2021 AFR

Weight Objective Target Results Overall rating 3.8 Financial 25% Reduce net debt Target &#9;• Contain net debt increase to no more than US$115m at a US$1,600/oz gold price Stretch target &#9;• Contain net debt increase to no more than US$20m at a US$1,700/oz gold price Achieved stretch target &#9;• Stretch target achieved at US$1,700 4.0 20% Investment grade rating from S&P Target &#9;• Maintain BB+ positive outlook rating Stretch target &#9;• Be upgraded to investment grade Met target &#9;• S&P review in April/May confirmed our BB+ positive rating outlook. S&P stated that they would do a ratings review early next year 3.0 7.5% Implement global cybersecurity operations centre Target &#9;• Implement global cybersecurity operations centre that monitors critical ICT assets across the group by December 2021 Stretch &#9;• Implement global cybersecurity operations centre that monitors critical ICT and OT assets across the Group by December 2021 Achieved stretch target &#9;• The ISO 27001 recertification has been achieved for all operations and regions &#9;• The global cybersecurity operations centre has been implemented and are monitoring all critical and non critical ICT and OT assets 4.0 7.5% Implement cyber-resilient infrastructure utilising cloud based platforms Target &#9;• Migrate all critical ICT infrastructure to cyber resilient cloud platforms by December 2021 Stretch &#9;• Migrate all critical and non-critical ICT infrastructure to cyber resilient cloud platforms by December 2021 Achieved stretch target &#9;• The adoption of a cyber-resilient cloud platform has been completed for the Gold Fields Group email environment and mobile device management. A cloud identity and access management system has been set up in the Microsoft Azure cloud 4.0 Organisational capacity 10% Live the Gold Fields values Target &#9;• Average rating of 3.0 on values 360° assessment Stretch target &#9;• Average rating of 4.0 or above on values 360° assessment Achieved between target and stretch target &#9;• Evidence as per the values 360° scorecard 3.5 In line with their BSC performance, RemCo awarded the CEO and CFO bonuses equal to 76% and 68% of their annual GRP, respectively. The following chart shows the historical performance outcomes for the CEO over a five-year period, through the percentage of GRP paid as bonus. 47 Gold Fields Annual Financial Report including Governance Report 2021 AFR

Remuneration Report continued Translation of ratings Performance rating Label Descriptor 5.0 Exceptional performer Far exceeded expectations by making a unique business contribution 4.5 Top performer Consistently exceeds expectations in all areas 4.0 High performer High standard achieved with expectations notably exceeded in some areas 3.5 Great performer Consistently meets expectations with some great achievements 3.0 Good performer Meets expectations 2.5 Moderate performer Achieved most objectives set but not all 2.0 Low performer Meets a few of the objectives set 1.0 Non-performer Did not achieve objectives set LONG-TERM INCENTIVES The Group currently has the following LTIP in place: &#9;• Equity-settled Share Plan awards for executives governed by Gold Fields’ Share Plan (amended), details of which are provided in notes to the Annual Financial Statements (AFS) &#9;• The cash-settled plans for all other eligible LTIP participants in the regions and corporate offices In addition, the MSR Policy applies to shares held by executives. Performance share awards Performance conditions Awards made in terms of the Share Plan were subject to the following performance conditions: Absolute and relative total shareholder returns This has a 66% weighting broken down as below and measured over the three-year measurement period. Absolute total shareholder returns – 33% of the initial award value will vest on the following Target TSR performance TSR factor Below target 0% N/A Target Average US Dollar cost of equity as measured over a three-year period and independently assessed 100% Stretch Target +6% per annum 200% Above stretch Capped at 200% 200% 140 120 100 80 60 40 20 0 140 120 100 80 60 40 20 0 2017 ■ Maximum ■ Target 2018 2019 2020 81 .8 65 130 75 .8 74 .9 72 .3 50 .7 2021 CHIEF EXECUTIVE OFFICER’S FIVE-YEAR BONUS PAYOUT HISTORY AS A PERCENTAGE OF GRP Bonus multiple of GRP (%) Previous CEO New CEO 48 Gold Fields Annual Financial Report including Governance Report 2021 AFR

Relative total shareholder return – 33% of the initial award value will vest on the following basis: Target TSR performance TSR factor Below target 0% N/A Target Median of the peer group 100% Stretch Upper quartile of the peer group 200% Above stretch Capped at 200% 200% Free cash-flow margin FCF margin has a 34% weighting and targets an average FCF margin of 15%, with an average FCF margin of 20% for stretch for the three-year measurement period, calculated at a gold price of US$1,300/oz. The FCF margin is expressed as a percentage and defined as: revenue less AIC, excluding share-based payments and LTIP charges (AIC, subject to any add-backs on exploration and projects), the realised portion of revenue hedges, taxation paid and LTIP payments divided by revenue (greenfields exploration, acquisitions, projects, dividends and debt service costs are excluded). The use of a constant gold price benchmark over the period allows us to measure those elements within our control only, since gold price is outside of our control. Target FCF margin performance FCF margin factor Threshold Average FCF margin over the performance period of 5% at a gold price of US$1,300/oz – margin to be adjusted relative to actual gold price for the performance period 0% Target Average FCF margin over the performance period of 15% at a gold price of US$1,300/oz – margin to be adjusted relative to actual gold price for the performance period 100% Stretch Average FCF margin over the performance period of 20% at a gold price of US$1,300/oz – margin to be adjusted relative to actual gold price for the performance period 200% In terms of the provisions of the Share Plan, eligible employees are awarded performance shares on 1 March of each year, which vest in mid-February three years later, subject to closed periods. The performance of these awards since 2019 is illustrated in the tables that follow. 2019 performance share award Performance period: 1 January 2019 to 31 December 2021 Vesting date: 15 February 2022 (closed period lifted 17 February 2022) Executive Title Number of shares awarded US$m value on award date Estimated US$m fair value at year-end NJ Holland Previous CEO 163,966 0.65 2.46 PA Schmidt CFO 238,268 0.95 4.15 A Baku Previous EVP: West Africa 275,653 1.09 4.8 R Butcher EVP: Technical 81,368 0.32 1.42 S Mathews EVP: Australasia 109,577 0.43 1.91 L Rivera EVP: Americas 176,981 0.70 3.08 TL Leishman EVP: Group Head of Legal and Compliance 127,171 0.50 2.22 BJ Mattison EVP: Strategy, Planning and Group Development 155,412 0.62 2.71 NA Chohan EVP: Sustainable Development 126,392 0.50 2.2 A Nagaser EVP: Investor Relations and Group Affairs 57,841 0.23 1.01 M Preece EVP: South Africa 60,276 0.24 1.05 R Bardien EVP: People and Organisational Effectiveness 69,117 0.27 1.2 1,642,022 6.52 28.20 49 Gold Fields Annual Financial Report including Governance Report 2021 AFR

2020 performance share award Performance period: 1 January 2020 to 31 December 2022 Vesting date: 15 February 2023 Executive Title Number of shares awarded US$m value on award date Estimated US$m fair value at year-end NJ Holland Previous CEO 282,734 1.81 2.83 PA Schmidt CFO 182,429 1.17 3.46 A Baku Previous EVP: West Africa 106,176 0.68 1.57 R Butcher EVP: Technical 46,937 0.3 0.89 S Mathews EVP: Australasia 90,471 0.58 1.72 L Rivera EVP: Americas 102,253 0.65 1.94 TL Leishman EVP: Group Head of Legal and Compliance 72,926 0.47 1.38 BJ Mattison EVP: Strategy, Planning and Group Development 89,250 0.57 1.69 NA Chohan EVP: Sustainable Development 72,478 0.46 1.38 A Nagaser EVP: Investor Relations and Group Affairs 53,222 0.34 1.01 M Preece EVP: South Africa 69,130 0.44 1.31 R Bardien EVP: People and Organisational Effectiveness 63,597 0.41 1.21 1,231,603 7.88 20.40 2021 performance share award Performance period: 1 January 2021 to 31 December 2023 Vesting date: 15 February 2024 Executive Title Number of shares awarded US$m value on award date Estimated US$m fair value at year-end CI Griffith CEO 110,068 0.93 1.09 NJ Holland Previous CEO 250,680 2.13 0.48 PA Schmidt CFO 119,925 1.02 1.19 A Baku Previous EVP: West Africa 142,682 1.21 0.63 R Butcher EVP: Technical 45,449 0.39 0.45 S Mathews EVP: Australasia 87,603 0.74 0.87 L Rivera EVP: Americas 91,606 0.78 0.91 TL Leishman EVP: Group Head of Legal and Compliance 62,898 0.53 0.62 BJ Mattison EVP: Strategy, Planning and Group Development 78,230 0.66 0.78 NA Chohan EVP: Sustainable Development 62,512 0.53 0.62 A Nagaser EVP: Investor Relations and Group Affairs 30,602 0.26 0.3 M Preece EVP: South Africa 89,436 0.76 0.89 R Bardien EVP: People and Organisational Effectiveness 54,852 0.47 0.54 1,226,543 10.42 9.37 Remuneration report continued 50 Gold Fields Annual Financial Report including Governance Report 2021 AFR

Cash-settled long-term incentive plan The Group executives do not participate in the cash-settled LTIP. The 2018 cash-settled LTIP is a three-year performance plan intended to provide alignment between employee’s performance and Group strategy. Each performance cycle starts on 1 January of the first year and ends on 31 December of the third year. Participants include employees from level DL to EU, on a 100% participation level, and regional ExCo members participate 70% in the cash plan and 30% in the Share Plan. The cash plan has approximately 713 participants. Minimum shareholding requirement As explained on p40, executives are encouraged to hold shares in Gold Fields in accordance with the MSR Policy. The MSR achievement in the table below is for the period up to 31 December 2021. During 2018, the Company entered a self-imposed special closed period for executive management to, inter alia, trade in shares, which slowed down the rate of achievement of the MSR Policy targets for some individuals. Furthermore, this closed period resulted in an extension in the MSR holding target date by an equivalent period of one year unless the executive reached their target level prior to the end of the holding period inclusive of the additional year. Executives may elect to defer certain cash or equity awards to increase their MSR holdings. Any contribution purchased using post-tax income is grossed-up for taxes at the top prevailing marginal rate of individual tax when determining the contribution. Also refer to the share ownership table on p21 for full share ownership details. The number of shares subject to tax gross-up for the following executives are presented in the following table: Name and title Holdings (number of restricted and tax grossed personal shares)1 MSR achievement Target date for end of build-up CI Griffith, CEO 2,364 1% 31 March 2026 PA Schmidt, CFO 357,100 329% 17 May 2021 M Preece, EVP: South Africa 350,056 455% 14 May 2023 A Nagaser, EVP: Investor Relations and Group Affairs 244,417 899% 17 May 2022 NA Chohan, EVP: Sustainable Development 433,295 903% 17 May 2022 TL Leishman, EVP: Group Head of Legal and Compliance 63,497 220% 17 May 2022 BJ Mattison, EVP: Strategy, Planning and Group Development 146,978 319% 17 May 2022 R Bardien, EVP: People and Organisational Effectiveness 39,471 108% 31 January 2024 R Butcher, EVP: Technical 45,343 96% 17 May 2022 L Rivera, EVP: Americas 83,807 146% 31 October 2022 S Mathews, EVP: Australasia 21,698 47% 31 January 2023 1 Shares committed by 31 December 2021 are included for indicative purposes; personal shares are grossed up for tax in line with MSR Policy 51 Gold Fields Annual Financial Report including Governance Report 2021 AFR

Executive directors’ and prescribed officers’ remuneration In line with King IV remuneration reporting guidelines, remuneration related to performance for the 2021 measurement period is disclosed in the following single total figure remuneration table. This includes the value for the 2019 LTIP that vested in accordance with the performance period ended on 31 December 2021. The actual remuneration that will be settled during 2022 may vary depending on exchange rate and continued employment. The 2018 LTIP that vested in with the performance period ended on 31 December 2020 is the actual remuneration that was settled during 2021. The remuneration cash-flow statement may be found in the table unvested award and cash flow settlement on p54 – 59. Note 40 to the AFS and other sections in this Remuneration Report. Remuneration report continued MR CI GRIFFITH &#9;• Mr Griffith was appointed as CEO on 1 April 2021 &#9;• Mr Griffith has a contract in South African Rand and US Dollar. The 2021 US Dollar contract amount included in the table on the next page for Mr Griffith is US$244,500 MR NJ HOLLAND &#9;• Mr Holland retired with effect from 31 March 2021 &#9;• Mr Holland had contracts in both South African Rand and US Dollar. The 2021 US Dollar contracts included in the table on the next page are US$106,950, with US$215,881 stated in other payments as part of termination payment. The 2020 US Dollar amounted to US$424,550 &#9;• Other payments to Mr Holland include a termination payment in line with his retirement agreement MR PA SCHMIDT &#9;• Mr Schmidt has contracts in both South African Rand and US Dollar. The 2021 US Dollar contract amount included in the table on the next page amount to US$131,500. The 2020 US Dollar amounted to US$129,600 &#9;• Other payments to Mr Schmidt include a long-service award of US$2,459 for 25 years’ service 52 Gold Fields Annual Financial Report including Governance Report 2021 AFR

Remuneration for executive directors and prescribed officers – all figures US$’000 Name Status Salary1 Pension fund contribution Cash incentives2 LTIP reflected3 Matching shares reflected4 Other5 Total single figure of remuneration CI Griffith6 Executive director 2021 719.5 17.7 748.2 — — — 1,485.5 2020 — — — — — — — NJ Holland7 Executive director 2021 318.5 6.1 741.1 2,458.5 — 757.3 4,281.6 2020 1,174.2 21.7 904.3 6,767,1 — 3.1 8,870.3 PA Schmidt Executive director 2021 641.9 48.9 470.3 4,148.9 — 2.5 5,312.5 2020 574.3 42.6 446.6 4,958.5 — 1.7 6,023.8 L Rivera8 Prescribed officer 2021 812.8 335,7 — 3,081.7 274.1 451.0 4,955.3 2020 708.6 130.4 — 3,492.4 — 389.4 4,720.8 A Baku9 Prescribed officer 2021 874.1 201.1 530.4 4,799.8 — 3,533.4 9,938.8 2020 859.3 197.7 564.1 5,439.5 — 184.3 7,244.8 R Butcher Prescribed officer 2021 429.3 36.9 261.2 1,416.8 10.7 — 2,154.9 2020 382.8 38.3 235.4 1,753.6 102.9 — 2,513.0 NA Chohan Prescribed officer 2021 368.0 32.0 263.7 2,200.8 — — 2,864.5 2020 318.7 27.0 227.4 2,661.1 23.4 1.8 3,259.3 BJ Mattison10 Prescribed officer 2021 466.2 25.5 306.8 2,706.1 — 1.71 3,506.3 2020 416.8 22.2 281.1 4,312.4 54.1 0.05 5,086.7 TL Leishman11 Prescribed officer 2021 375.9 26.6 251.3 2,214.4 — 1.5 2,869.6 2020 327.5 23.1 224.7 2,677.5 108.3 53.0 3,414.2 A Nagaser Prescribed officer 2021 266.1 27.6 183.4 1,007.2 — — 1,484.3 2020 229.5 23.8 158.1 1,826.7 26.0 0.4 2,264.4 S Mathews12 Prescribed officer 2021 564.7 40.2 337.0 1,908.0 70.9 27.3 2,948.2 2020 493.6 56.9 333.6 2,874.8 — 25.1 3,784.1 M Preece13 Prescribed officer 2021 545.6 26.7 333.1 1,049.6 — — 1,955.0 2020 475.4 23.2 302.6 1,337.6 222.8 2.9 2,364.6 R Bardien14 Prescribed officer 2021 323.6 27.4 219.2 1,203.5 47.6 — 1,821.2 2020 279.0 23.6 117.6 1,455.2 39.3 — 1,914.8 Exchange rates used: US$1 = R14.79 (FY2021) and US$1 = R16.38 ( FY2021) 1 Mr Griffith, Mr Schmidt and Mr Mattison have contracts in South African Rand and US Dollar. The 2021 US Dollar contract amounts included above are: Mr Griffith US$244,500 Mr Schmidt US$131,500 and Mr Mattison US$93,500 The 2020 US Dollar amounts included in the 2020 reporting were: Mr Schmidt US$129,600 and Mr Mattison US$92,100 Mr Holland had contracts in South African Rand and US Dollar. The 2021 US Dollar contracts included above are US$106,950 with US$215,881 stated in other payments as part of termination payment The 2020 US Dollar amounts included in the 2020 reporting were: Mr Holland US$424,550 2 The annual bonus accruals for the year ended 31 December 2020 were paid in February/March 2021. The annual bonus accruals for the year ended 31 December 2021 were paid in February/March 2022 3 The values of the 2019 performance shares with a performance period ending 31 December 2021 is reflected in the 2021 figures. The value of the 2018 performance shares with a performance period ending 31 December 2020 is reflected in the 2020 figures. Values reported are as at 31 December 2021, calculated using forecasted 167% vesting and 20 day VWAP of US$10.43 For Mr Holland, award pro-rated in accordance with retirement agreement 4 The cash equivalent value of matching shares awarded in 2021 under the terms of MSR Policy are reflected in 2021, and 2020 includes awards made in May 2020 5 Other includes incidental payments unless otherwise stated For Mr Schmidt – other includes long-service award of US$2,459 for 25 years’ service 6 Mr Griffith – appointed as CEO on 1 April 2021 7 Mr Holland – retired effective 31 March 2021; other payments include termination payment in line with retirement agreement 8 Mr Rivera – other payments include advance payment of portion of estimated Utilidades for 2020 and 2021 and a recognition award for 2021. Pre-payments or advance payments are common practice in Peru but not common practice anywhere else in the Group. Benefit includes use of a Company-owned vehicle 9 Mr Baku – resigned on 31 December 2021. Other payments for 2020 relate to leave encashment and leave travel allowance, and termination payment and leave encashment for 2021. Benefit includes use of a Company-owned vehicle 10 Mr Mattison – other payments for 2021 relate to forced leave encashment in accordance with Company policy 11 Ms Leishman – other payments for 2021 relate to forced leave encashment in accordance with Company policy, and for 2020 relate to an approved bonus for handover to newly appointed Company Secretary, for her role as acting Company Secretary 12 Mr Mathews – other payments for 2021 and 2020 relate to bonus payment for most improved and best operation bonus scheme. May avail of company- provided local transportation at operations, on non-exclusive basis 13 Mr Preece may avail of Company-provided local transportation at operations, on non-exclusive basis 14 Ms Bardien – elected prior to the determination of the annual performance bonus for 2020, in line with the rules of the MSR Policy, to defer 40% of her 2020 cash bonus (US$78,398) into Restricted Shares. Prior to such election her full calculated annual performance bonus for 2020 was US$195,995 53 Gold Fields Annual Financial Report including Governance Report 2021 AFR

Unvested award and cash-flow on settlement Executive Opening number of awards on 1 January 2020 Granted/ enhanced vesting during 2020 Forfeited/ lapsed during 2020 Vested during 2020 Closing number on 31 December 2020 Cash value on settlement during 2020 US$ Closing estimated fair value at 31 Dec 2020 US$ Granted/ enhanced vesting during 2021 Fair value at grant date US$ Forfeited/ lapsed during 2021 Vested during 2021 Closing number on 31 Dec 2021 Cash value on settlement during 2021 US$ Closing estimated fair value at 31 Dec 2021 US$ CI Griffith 2021 Performance Shares PS14 — — — — — — — 110,068 934,634 — — 110,068 — 1,090,264 TOTAL — — — 1,090,264 NJ Holland 2017 Performance shares PS10 370,042 296,034 666,076 — 3,818,897 — — — — — — — — 2017 MSR Matching Shares 244,574 — — 244,574 — 2,267,201 — — — — — — — — 2018 Performance Shares PS11 380,207 — — — 380,207 — 6,729,846 380,207 3,228,362 760,414 — 6,456,725 — 2019 Performance Shares PS12 163,966 — — — 163,966 — 2,856,929 — — 22,773 — 141,193 — 2,458,536 2020 Performance Shares PS13 — 282,734 — — 282,734 — 4,092,244 — — 133,513 — 149,221 — 2,831,706 2021 Performance Shares PS14 — — — — — — — 250,680 2,128,631 201,937 — 48,743 — 482,817 TOTAL 6,086,098 13,679,019 6,456,725 5,290,242 PA Schmidt 2017 Performance shares PS10 178,808 143,046 — 321,854 1,845,326 — — — — — — — — 2017 MSR Matching Shares 40,850 — — — 40,850 376,596 — — — 40,850 — 363,409 — 2018 Performance Shares PS11 278,594 — — — 278,594 4,931,248 278,594 2,365,560 — 557,188 — 4,731,119 — 2018 MSR Matching Shares 24,285 — — — 24,285 223,883 — — 606 23,679 — 210,653 — 2019 Performance Shares PS12 238,268 — — — 238,268 — 4,151,560 — — — — 238,268 — 4,148,863 2020 Performance Shares PS13 — 182,429 — — 182,429 2,640,446 — — — — 182,429 — 3,461,881 2021 Performance Shares PS14 — — — — — — — 119,925 1,018,334 — — 119,925 — 1,187,901 TOTAL 1,845,326 12,323,734 5,305,181 8,798,645 L Rivera 2017 Performance shares PS10 67,182 53,746 — 120,928 693,332 — — — — — — — — 2018 Performance Shares PS11 196,218 — — 196,218 — 3,473,153 196,218 1,666,100 — 392,436 — 3,332,200 — 2019 Performance Shares PS12 176,981 — — 176,981 — 3,083,701 — — — — 176,981 — 3,081,697 2020 Performance Shares PS13 — 102,253 — — 102,253 — 1,479,993 — — — — 102,253 — 1,940,414 2021 Performance Shares PS14 91,606 — — — 91,606 — 907,391 2021 MSR Matching Shares 27,935 — — — 27,935 — 291,270 TOTAL 693,332 8,036,846 3,332,200 6,220,772 A Baku 2017 Performance shares PS10 156,967 125,574 — 282,541 1,619,928 — — — — — — — 2017 Retention Share PS10 – Damang 133,311 — — 133,311 764,329 — — — — — — — 2017 MSR Matching Shares 13,468 — — — 13,468 — 124,161 — — — — 13,468 — 140,427 2018 Performance Shares PS11 305,617 — — — 305,617 — 5,409,568 305,617 2,595,014 — 611,234 — 5,190,028 — 2018 MSR Matching Shares 4,489 — — — 4,489 — 41,384 — — — — 4,489 — 46,805 2019 Performance Shares PS12 275,653 — — — 275,653 — 4,802,953 — — — — 275,653 — 4,799,832 2020 Performance Shares PS13 — 106,176 — — 106,176 — 1,536,773 — — 23,595 — 82,581 — 1,567,106 2021 Performance Shares PS14 142,682 — 79,268 — 63,414 — 628,139 TOTAL 2,384,256 11,914,840 5,190,028 7,182,310 NA Chohan 2017 Performance shares PS10 70,907 56,726 — 127,633 — 731,774 — — — — — — — — 2017 MSR Matching Shares 14,008 — — — 14,008 — 129,140 — — — 14,008 — 153,905 — 2018 Performance Shares PS11 149,513 — — 149,513 — 2,646,452 149,513 1,269,525 299,026 — 2,539,049 — 2018 MSR Matching Shares* 10,770 — — 10,770 — 99,289 — — 5,296 5,474 — 60,143 — 2019 Performance Shares PS12 126,392 126,392 — 2,202,243 — — — — 126,392 — 2,200,812 2019 MSR Matching Shares* 4,000 — — 4,000 — 36,876 — — — 4,000 — 43,948 — 2020 MSR Matching Shares — 2,878 — — 2,878 — 26,532 — — 2,878 — 31,620 — 2020 Performance Shares PS13 — 72,478 — — 72,478 — 1,049,034 — — — — 72,478 — 1,375,386 2021 Performance Shares PS14 62,512 — — — 62,512 — 619,204 TOTAL 731,774 6,189,566 2,828,666 4,195,402 Remuneration report continued 54 Gold Fields Annual Financial Report including Governance Report 2021 AFR

Unvested award and cash-flow on settlement Executive Opening number of awards on 1 January 2020 Granted/ enhanced vesting during 2020 Forfeited/ lapsed during 2020 Vested during 2020 Closing number on 31 December 2020 Cash value on settlement during 2020 US$ Closing estimated fair value at 31 Dec 2020 US$ Granted/ enhanced vesting during 2021 Fair value at grant date US$ Forfeited/ lapsed during 2021 Vested during 2021 Closing number on 31 Dec 2021 Cash value on settlement during 2021 US$ Closing estimated fair value at 31 Dec 2021 US$ CI Griffith 2021 Performance Shares PS14 — — — — — — — 110,068 934,634 — — 110,068 — 1,090,264 TOTAL — — — 1,090,264 NJ Holland 2017 Performance shares PS10 370,042 296,034 666,076 — 3,818,897 — — — — — — — — 2017 MSR Matching Shares 244,574 — — 244,574 — 2,267,201 — — — — — — — — 2018 Performance Shares PS11 380,207 — — — 380,207 — 6,729,846 380,207 3,228,362 760,414 — 6,456,725 — 2019 Performance Shares PS12 163,966 — — — 163,966 — 2,856,929 — — 22,773 — 141,193 — 2,458,536 2020 Performance Shares PS13 — 282,734 — — 282,734 — 4,092,244 — — 133,513 — 149,221 — 2,831,706 2021 Performance Shares PS14 — — — — — — — 250,680 2,128,631 201,937 — 48,743 — 482,817 TOTAL 6,086,098 13,679,019 6,456,725 5,290,242 PA Schmidt 2017 Performance shares PS10 178,808 143,046 — 321,854 1,845,326 — — — — — — — — 2017 MSR Matching Shares 40,850 — — — 40,850 376,596 — — — 40,850 — 363,409 — 2018 Performance Shares PS11 278,594 — — — 278,594 4,931,248 278,594 2,365,560 — 557,188 — 4,731,119 — 2018 MSR Matching Shares 24,285 — — — 24,285 223,883 — — 606 23,679 — 210,653 — 2019 Performance Shares PS12 238,268 — — — 238,268 — 4,151,560 — — — — 238,268 — 4,148,863 2020 Performance Shares PS13 — 182,429 — — 182,429 2,640,446 — — — — 182,429 — 3,461,881 2021 Performance Shares PS14 — — — — — — — 119,925 1,018,334 — — 119,925 — 1,187,901 TOTAL 1,845,326 12,323,734 5,305,181 8,798,645 L Rivera 2017 Performance shares PS10 67,182 53,746 — 120,928 693,332 — — — — — — — — 2018 Performance Shares PS11 196,218 — — 196,218 — 3,473,153 196,218 1,666,100 — 392,436 — 3,332,200 — 2019 Performance Shares PS12 176,981 — — 176,981 — 3,083,701 — — — — 176,981 — 3,081,697 2020 Performance Shares PS13 — 102,253 — — 102,253 — 1,479,993 — — — — 102,253 — 1,940,414 2021 Performance Shares PS14 91,606 — — — 91,606 — 907,391 2021 MSR Matching Shares 27,935 — — — 27,935 — 291,270 TOTAL 693,332 8,036,846 3,332,200 6,220,772 A Baku 2017 Performance shares PS10 156,967 125,574 — 282,541 1,619,928 — — — — — — — 2017 Retention Share PS10 – Damang 133,311 — — 133,311 764,329 — — — — — — — 2017 MSR Matching Shares 13,468 — — — 13,468 — 124,161 — — — — 13,468 — 140,427 2018 Performance Shares PS11 305,617 — — — 305,617 — 5,409,568 305,617 2,595,014 — 611,234 — 5,190,028 — 2018 MSR Matching Shares 4,489 — — — 4,489 — 41,384 — — — — 4,489 — 46,805 2019 Performance Shares PS12 275,653 — — — 275,653 — 4,802,953 — — — — 275,653 — 4,799,832 2020 Performance Shares PS13 — 106,176 — — 106,176 — 1,536,773 — — 23,595 — 82,581 — 1,567,106 2021 Performance Shares PS14 142,682 — 79,268 — 63,414 — 628,139 TOTAL 2,384,256 11,914,840 5,190,028 7,182,310 NA Chohan 2017 Performance shares PS10 70,907 56,726 — 127,633 — 731,774 — — — — — — — — 2017 MSR Matching Shares 14,008 — — — 14,008 — 129,140 — — — 14,008 — 153,905 — 2018 Performance Shares PS11 149,513 — — 149,513 — 2,646,452 149,513 1,269,525 299,026 — 2,539,049 — 2018 MSR Matching Shares* 10,770 — — 10,770 — 99,289 — — 5,296 5,474 — 60,143 — 2019 Performance Shares PS12 126,392 126,392 — 2,202,243 — — — — 126,392 — 2,200,812 2019 MSR Matching Shares* 4,000 — — 4,000 — 36,876 — — — 4,000 — 43,948 — 2020 MSR Matching Shares — 2,878 — — 2,878 — 26,532 — — 2,878 — 31,620 — 2020 Performance Shares PS13 — 72,478 — — 72,478 — 1,049,034 — — — — 72,478 — 1,375,386 2021 Performance Shares PS14 62,512 — — — 62,512 — 619,204 TOTAL 731,774 6,189,566 2,828,666 4,195,402 55 Gold Fields Annual Financial Report including Governance Report 2021 AFR

Remuneration report continued Executive Opening number of awards on 1 January 2020 Granted/ enhanced vesting during 2020 Forfeited/ lapsed during 2020 Vested during 2020 Closing number on 31 December 2020 Cash value on settlement during 2020 US$ Closing estimated fair value at 31 Dec 2020 US$ Granted/ enhanced vesting during 2021 Fair value at grant date US$ Forfeited/ lapsed during 2021 Vested during 2021 Closing number on 31 Dec 2021 Cash value on settlement during 2021 US$ Closing estimated fair value at 31 Dec 2021 US$ A Nagaser 2017 Performance shares PS10 48,673 38,938 — 87,611 502,311 — — — — — — — 2018 Performance Shares PS11 102,633 — — 102,633 — 1,816,653 102,633 871,463 — 205,266 — 1,742,927 — 2018 MSR Matching Shares* 3,722 — — 3,722 — 34,313 — — — 3,722 — 33,112 — 2019 Performance Shares PS12 57,841 — — 57,841 — 1,007,816 — — — — 57,841 — 1,007,162 2019 Matching Shares 11,818 — — 11,818 — 108,950 — — 548 11,270 — 100,260 — 2020 Matching Shares — 3,200 — — 3,200 — 29,501 — — 3,200 — 28,468 — 2020 Performance Shares PS13 — 53,222 — — 53,222 — 770,326 — — — — 53,222 — 1,009,972 2021 Performance Shares PS14 30,602 30,602 303,124 TOTAL 502,311 3,767,560 1,904,766 2,320,258 TL Leishman 2017 Performance shares PS10 95,126 76,101 — 171,227 981,717 — — — — — — — 2017 MSR Matching Shares — — — — — — — — — — — — — — 2018 Performance Shares PS11 150,434 — — — 150,434 — 2,662,754 150,434 1,277,345 — 300,868 — 2,554,690 — 2019 Performance Shares PS12 127,171 — — 127,171 2,215,816 — — — — 127,171 — 2,214,376 2019 MSR Matching Shares 3,333 — — — 3,333 — 30,727 — — — 3,333 — 29,651 — 2020 MSR Matching Shares — 13,333 — — 13,333 — 122,917 — — 454 12,879 — 114,574 — 2020 Performance Shares PS13 — 72,926 — — 72,926 — 1,055,519 — — — — 72,926 — 1,383,887 2021 Performance Shares PS14 62,898 62,898 623,028 TOTAL 981,717 6,087,732 2,698,915 4,221,291 BJ Mattison 2017 Performance shares PS10 116,641 93,313 — 209,954 1,203,756 — — — — — — — 2017 MSR Matching Shares 14,368 — — — 14,368 — 132,459 — — 1,450 12,918 — 114,921 — 2018 Performance Shares PS11 242,291 — — — 242,291 — 4,288,667 242,291 2,057,309 — 484,582 — 4,114,617 — 2018 MSR Matching Shares* 2,911 — — — 2,911 — 26,837 — — — 2,911 — 25,897 — 2019 Performance Shares PS12 155,412 — — — 155,412 — 2,707,885 — — — — 155,412 — 2,706,125 2019 MSR Matching Shares 5,499 — — — 5,499 — 50,695 — — — 5,499 — 48,920 — 2020 MSR Matching Shares — 6,666 — — 6,666 — 61,454 — — — 6,666 — 59,302 — 2020 Performance Shares PS13 — 89,250 — — 89,250 — 1,291,789 — — — — 89,250 — 1,693,661 2021 Performance Shares PS14 78,230 78,230 774,897 TOTAL 1,203,756 8,559,785 4,363,657 5,174,683 M Preece 2017 Performance shares PS10 53,462 42,770 — 96,232 — 551,739 — — — — — — — — 2018 Performance Shares PS11 75,153 — — — 75,153 — 1,330,244 75,153 638,129 — 150,306 — 1,276,258 — 2019 Performance Shares PS12 60,276 — — — 60,276 — 1,050,244 — — — — 60,276 — 1,049,561 2020 MSR Matching Shares 27,442 — — — 27,442 — 252,988 — — — — 27,442 — 286,130 2020 Performance Shares PS13 69,130 — — — 69,130 — 1,000,576 — — — — 69,130 — 1,311,852 2021 Performance Shares PS14 — — — — — — — 89,436 89,436 885,896 TOTAL 551,739 3,634,051 1,276,258 3,533,439 R Butcher 2017 Performance shares PS10 98,389 78,711 — 177,100 1,015,390 — — — — — — — — 2018 Performance Shares PS11 98,523 — — — 98,523 — 1,743,904 98,523 836,565 — 197,046 — 1,673,130 — 2019 Performance Shares PS12 81,368 — — — 81,368 — 1,417,749 — — — — 81,368 — 1,416,828 2020 MSR Matching Shares — 12,675 — — 12,675 — 116,851 — — — — 12,675 — 132,158 2020 Performance Shares PS13 — 46,937 — — 46,937 — 679,358 — — — — 46,937 — 890,704 2021 Performance Shares PS14 45,449 — — — 45,449 — 450,189 2021 MSR Matching Shares 1,089 — — — 1,086 — 11,323 TOTAL 1,015,390 3,957,862 1,673,130 2,901,203 56 Gold Fields Annual Financial Report including Governance Report 2021 AFR

Executive Opening number of awards on 1 January 2020 Granted/ enhanced vesting during 2020 Forfeited/ lapsed during 2020 Vested during 2020 Closing number on 31 December 2020 Cash value on settlement during 2020 US$ Closing estimated fair value at 31 Dec 2020 US$ Granted/ enhanced vesting during 2021 Fair value at grant date US$ Forfeited/ lapsed during 2021 Vested during 2021 Closing number on 31 Dec 2021 Cash value on settlement during 2021 US$ Closing estimated fair value at 31 Dec 2021 US$ A Nagaser 2017 Performance shares PS10 48,673 38,938 — 87,611 502,311 — — — — — — — 2018 Performance Shares PS11 102,633 — — 102,633 — 1,816,653 102,633 871,463 — 205,266 — 1,742,927 — 2018 MSR Matching Shares* 3,722 — — 3,722 — 34,313 — — — 3,722 — 33,112 — 2019 Performance Shares PS12 57,841 — — 57,841 — 1,007,816 — — — — 57,841 — 1,007,162 2019 Matching Shares 11,818 — — 11,818 — 108,950 — — 548 11,270 — 100,260 — 2020 Matching Shares — 3,200 — — 3,200 — 29,501 — — 3,200 — 28,468 — 2020 Performance Shares PS13 — 53,222 — — 53,222 — 770,326 — — — — 53,222 — 1,009,972 2021 Performance Shares PS14 30,602 30,602 303,124 TOTAL 502,311 3,767,560 1,904,766 2,320,258 TL Leishman 2017 Performance shares PS10 95,126 76,101 — 171,227 981,717 — — — — — — — 2017 MSR Matching Shares — — — — — — — — — — — — — — 2018 Performance Shares PS11 150,434 — — — 150,434 — 2,662,754 150,434 1,277,345 — 300,868 — 2,554,690 — 2019 Performance Shares PS12 127,171 — — 127,171 2,215,816 — — — — 127,171 — 2,214,376 2019 MSR Matching Shares 3,333 — — — 3,333 — 30,727 — — — 3,333 — 29,651 — 2020 MSR Matching Shares — 13,333 — — 13,333 — 122,917 — — 454 12,879 — 114,574 — 2020 Performance Shares PS13 — 72,926 — — 72,926 — 1,055,519 — — — — 72,926 — 1,383,887 2021 Performance Shares PS14 62,898 62,898 623,028 TOTAL 981,717 6,087,732 2,698,915 4,221,291 BJ Mattison 2017 Performance shares PS10 116,641 93,313 — 209,954 1,203,756 — — — — — — — 2017 MSR Matching Shares 14,368 — — — 14,368 — 132,459 — — 1,450 12,918 — 114,921 — 2018 Performance Shares PS11 242,291 — — — 242,291 — 4,288,667 242,291 2,057,309 — 484,582 — 4,114,617 — 2018 MSR Matching Shares* 2,911 — — — 2,911 — 26,837 — — — 2,911 — 25,897 — 2019 Performance Shares PS12 155,412 — — — 155,412 — 2,707,885 — — — — 155,412 — 2,706,125 2019 MSR Matching Shares 5,499 — — — 5,499 — 50,695 — — — 5,499 — 48,920 — 2020 MSR Matching Shares — 6,666 — — 6,666 — 61,454 — — — 6,666 — 59,302 — 2020 Performance Shares PS13 — 89,250 — — 89,250 — 1,291,789 — — — — 89,250 — 1,693,661 2021 Performance Shares PS14 78,230 78,230 774,897 TOTAL 1,203,756 8,559,785 4,363,657 5,174,683 M Preece 2017 Performance shares PS10 53,462 42,770 — 96,232 — 551,739 — — — — — — — — 2018 Performance Shares PS11 75,153 — — — 75,153 — 1,330,244 75,153 638,129 — 150,306 — 1,276,258 — 2019 Performance Shares PS12 60,276 — — — 60,276 — 1,050,244 — — — — 60,276 — 1,049,561 2020 MSR Matching Shares 27,442 — — — 27,442 — 252,988 — — — — 27,442 — 286,130 2020 Performance Shares PS13 69,130 — — — 69,130 — 1,000,576 — — — — 69,130 — 1,311,852 2021 Performance Shares PS14 — — — — — — — 89,436 89,436 885,896 TOTAL 551,739 3,634,051 1,276,258 3,533,439 R Butcher 2017 Performance shares PS10 98,389 78,711 — 177,100 1,015,390 — — — — — — — — 2018 Performance Shares PS11 98,523 — — — 98,523 — 1,743,904 98,523 836,565 — 197,046 — 1,673,130 — 2019 Performance Shares PS12 81,368 — — — 81,368 — 1,417,749 — — — — 81,368 — 1,416,828 2020 MSR Matching Shares — 12,675 — — 12,675 — 116,851 — — — — 12,675 — 132,158 2020 Performance Shares PS13 — 46,937 — — 46,937 — 679,358 — — — — 46,937 — 890,704 2021 Performance Shares PS14 45,449 — — — 45,449 — 450,189 2021 MSR Matching Shares 1,089 — — — 1,086 — 11,323 TOTAL 1,015,390 3,957,862 1,673,130 2,901,203 57 Gold Fields Annual Financial Report including Governance Report 2021 AFR

Remuneration report continued Executive Opening number of awards on 1 January 2020 Granted/ enhanced vesting during 2020 Forfeited/ lapsed during 2020 Vested during 2020 Closing number on 31 December 2020 Cash value on settlement during 2020 US$ Closing estimated fair value at 31 Dec 2020 US$ Granted/ enhanced vesting during 2021 Fair value at grant date US$ Forfeited/ lapsed during 2021 Vested during 2021 Closing number on 31 Dec 2021 Cash value on settlement during 2021 US$ Closing estimated fair value at 31 Dec 2021 US$ S Mathews 2017 Performance shares PS10 107,533 86,026 — 193,559 — 1,109,756 — — — — — — — — 2018 Performance Shares PS11 161,520 — — — 161,520 — 2,858,982 161,520 1,371,477 — 323,040 — 2,742,954 — 2019 Performance Shares PS12 109,577 — — — 109,577 — 1,909,260 — — — — 109,577 — 1,908,019 2020 Performance Shares PS13 — 90,471 — — 90,471 — 1,309,462 — — — — 90,471 — 1,716,831 2021 Performance Shares PS14 87,603 — — — 87,603 — 867,740 2021 MSR Matching Shares 7,232 — — — 7,232 — 75,406 TOTAL 1,109,756 6,077,703 2,742,954 4,567,996 R Bardien 2018 Performance Shares PS11 81,760 — — 81,760 — 1,447,191 81,760 694,229 — 163,520 — 1,388,459 — 2019 Performance Shares PS12 69,117 — — 69,117 — 1,204,288 — — — 69,117 — 1,203,506 2020 MSR Matching Shares — 4,844 — — 4,844 — 44,657 — — — — 4,844 — 50,507 2020 Performance Shares PS13 — 63,597 — — 63,597 — 920,492 — — — — 63,597 — 1,206,854 2021 Performance Shares PS14 54,852 54,852 — 543,329 2021 MSR Matching Shares 4,848 4,848 — 50,549 TOTAL — 3,616,629 1,388,459 3,054,745 a. Mr Holland and Mr Baku exited the Company during 2021. The balances reflected above are adjusted in accordance with their approved separation terms for vestings over the next three years b. PS11/2018 performance shares awarded in February 2018 (effective 1 March 2018) vested in February 2021, with an estimated vesting in 2020 of 192% and actual vesting of 200% in 2021 c. PS12/2019 performance shares awarded effective 1 March 2019 vesting in February 2022 were valued with an estimated vesting of 189% in 2020 and 167% in 2021 d. PS13/2020 performance shares awarded (effective 1 March 2020) vesting in February 2023 were valued with an estimated vesting of 157% in 2020 and 182% in 2021 e. PS14/2021 performance shares awarded (effective 1 March 2021) vesting in February 2024 were valued with an estimated vesting of 95% in 2021 f. All matching shares awarded were valued with an estimated vesting of 100% g. Executives who were settled with matching shares in 2021 were also settled with restricted shares, if any held, in line with the MSR Policy h. The restriction on number of matching shares was applied on the value of shares and not number of shares, prior to an amendment to the policy in August 2021. This is relevant for executives who have met and exceeded their target holdings i. The 20-day vwap for determining the value of the unvested awards as at 31 December 2020 is US$9.22, and US$10.43 for unvested awards as at 31 December 2021 j. Share prices used are based on the ADR share price 58 Gold Fields Annual Financial Report including Governance Report 2021 AFR

Executive Opening number of awards on 1 January 2020 Granted/ enhanced vesting during 2020 Forfeited/ lapsed during 2020 Vested during 2020 Closing number on 31 December 2020 Cash value on settlement during 2020 US$ Closing estimated fair value at 31 Dec 2020 US$ Granted/ enhanced vesting during 2021 Fair value at grant date US$ Forfeited/ lapsed during 2021 Vested during 2021 Closing number on 31 Dec 2021 Cash value on settlement during 2021 US$ Closing estimated fair value at 31 Dec 2021 US$ S Mathews 2017 Performance shares PS10 107,533 86,026 — 193,559 — 1,109,756 — — — — — — — — 2018 Performance Shares PS11 161,520 — — — 161,520 — 2,858,982 161,520 1,371,477 — 323,040 — 2,742,954 — 2019 Performance Shares PS12 109,577 — — — 109,577 — 1,909,260 — — — — 109,577 — 1,908,019 2020 Performance Shares PS13 — 90,471 — — 90,471 — 1,309,462 — — — — 90,471 — 1,716,831 2021 Performance Shares PS14 87,603 — — — 87,603 — 867,740 2021 MSR Matching Shares 7,232 — — — 7,232 — 75,406 TOTAL 1,109,756 6,077,703 2,742,954 4,567,996 R Bardien 2018 Performance Shares PS11 81,760 — — 81,760 — 1,447,191 81,760 694,229 — 163,520 — 1,388,459 — 2019 Performance Shares PS12 69,117 — — 69,117 — 1,204,288 — — — 69,117 — 1,203,506 2020 MSR Matching Shares — 4,844 — — 4,844 — 44,657 — — — — 4,844 — 50,507 2020 Performance Shares PS13 — 63,597 — — 63,597 — 920,492 — — — — 63,597 — 1,206,854 2021 Performance Shares PS14 54,852 54,852 — 543,329 2021 MSR Matching Shares 4,848 4,848 — 50,549 TOTAL — 3,616,629 1,388,459 3,054,745 59 Gold Fields Annual Financial Report including Governance Report 2021 AFR

Remuneration Report continued NON-BINDING ADVISORY VOTE – IMPLEMENTATION REPORT As set out in King IV, shareholders are required to cast a non-binding advisory vote on the Implementation Report at Gold Fields’ AGM on 1 June 2022. Should there be a 25% or higher vote against the adoption of the above, we will embark upon a process of shareholder engagement to understand the drivers of the dissenting votes, and to discuss potential remedial measures. NON-EXECUTIVE DIRECTOR FEES – ALL FIGURES US$’000 NEDs were paid the following committee and Board fees as approved by shareholders on 6 May 2021 for the period 1 June 2021 to 31 May 2022. Gold Fields Limited Board Fees 2021 and 2020 Subsidiary Board fees 2021 and 2020 Name 2021 Directors’ fees 2021 Committee fees 2021 Total Board fees 2020 Total Board fees 2021 Total subsidiary fees 2020 Total subsidiary fees CA Carolus 223.74 — 223.74 194.92 RP Menell1 27.94 — 27.94 126.89 YGH Suleman 73.44 75.57 149.00 127.66 PJ Bacchus 83.14 90.17 173.31 164.55 SP Reid2 104.49 47.75 152.24 136.78 36.83 34.96 TP Goodlace3 73.44 56.94 130.38 107.50 A Andani4 83.14 50.19 133.33 122.36 74.02 69.68 C Letton5 34.36 28.26 62.62 148.35 P Mahanyele-Dabengwa6 12.00 5.08 17.08 91.06 PG Sibiya7 61.44 43.20 104.64 — JE McGill8 9.19 — 9.19 — 1 Mr Menell resigned from the Board on 10 March 2021 2 Mr Reid is a director of various subsidiaries in the Netherlands and Isle of Man. Fees are paid by Gold Fields Netherlands and Services BV and Orogen, respectively. Appointed as Lead Independent Director on 1 September 2021 with an all-inclusive Rand-based fee 3 Mr Goodlace appointed to Nominating Committee effective 23 November 2021. He was paid pro-rated fees for November 2021, plus the full monthly fee for December 2021, in February 2022 4 Mr Andani is a director of subsidiaries Gold Fields Ghana Limited and Gold Fields Abosso Limited. Appointed as Chairperson of the Capital Projects Committee on 1 June 2021 5 Ms Letton resigned from the Board on 31 May 2021 6 Ms Mahanyele resigned from the Board on 28 February 2021 7 Ms Sibiya appointed to the Board on 1 March 2021 8 Ms McGill appointed to the Board on 22 November 2021 and only received Director fees for this period. Committee appointments took effect in February 2022 60 Gold Fields Annual Financial Report including Governance Report 2021 AFR

Management’s Discussion and Analysis of the Financial Statements

The following management’s discussion and analysis of the financial statements should be read together with the Gold Fields consolidated financial statements, including the notes accompanying these financial statements.
OVERVIEW
Gold Fields is a significant producer of gold and a major holder of gold reserves and resources in South Africa, Ghana, Australia and Peru. In Peru, Gold Fields also produces copper. In addition, Gold Fields has completed a feasibility study on the Salares Norte deposit in Chile and the final notice to proceed (“FNTP”) was provided by the Board in February 2020 and construction commenced in April 2020. In Chile, Gold Fields will produce silver and gold. Gold Fields is primarily involved in underground and surface gold and surface copper mining and silver from 2023 and related activities, including exploration, extraction, processing and smelting.
Salares Norte made good progress in a year where construction activities were impacted by COVID-19 and severe weather conditions. Approximately 4% of the non-critical project completion was deferred to 2022 to preserve camp capacity for contractors employed on critical path activities given the COVID-19 restrictions in place. The detailed engineering, which was 97% complete at the end of 2020 was completed during the early months of 2021. Although the total project progress of 63% was slightly behind plan (67%) at 31 December 2021, all critical path items of the project have tracked the plan and the bulk of the equipment (97%) had been fabricated and delivered. Pre-stripping of the pit and construction of the processing plant commenced during January 2021, in line with the project’s construction schedule. At 31 December 2021, 22.9Mt of earth had been moved, comfortably ahead of plan of 17.3Mt, while plant construction stood at 36% completion.
In 2021, the South African, Ghanaian (including Asanko), Peruvian and Australian operations produced 12%, 36%, 10% and 42% of its total gold production, respectively.
Gold Fields’ economic interest in the South Deep mine in South Africa is 96.43%. Gold Fields also owns a 100% of the St Ives, Agnew, Granny Smith mines and 50% of the Gruyere gold mine in Australia, 90.0% of the Tarkwa and Damang mines in Ghana and 45% of the Asanko mine in Ghana. Gold Fields also owns 99.5% of the Cerro Corona mine in Peru.

AFR-61

Management’s Discussion and Analysis of the Financial Statements continued

Reserves
As of 31 December 2021, Gold Fields reported attributable proved and probable gold and copper reserves of approximately 47 million ounces of gold and 474 million pounds of copper, as compared to the 50 million ounces of gold and 563 million pounds of copper reported as of 31 December 2020.
Gold production

	2021		2020		2019
Figures in thousands unless otherwise stated	Gold produced – oz Managed	Gold produced – oz Attributable	Gold produced – oz Managed	Gold produced – oz Attributable	Gold produced – oz Managed	Gold produced – oz Attributable

South Deep	292.6	282.2	226.9	226.9	222.1	222.1
South African region	292.6	282.2	226.9	226.9	222.1	222.1
Tarkwa	521.7	469.5	526.3	473.7	519.1	467.2
Damang	254.4	229.0	223.0	200.7	208.4	187.6
Asanko – 45%	94.6	94.6	112.5	112.5	113.0	113.0
Ghanaian region (including Asanko)	870.7	793.1	861.7	786.9	840.5	767.8
Ghanaian region (excluding Asanko)	776.1	698.5	749.3	674.4	727.5	654.8
Cerro Corona	248.3	247.0	207.1	206.1	292.7	291.3
South American region	248.3	247.0	207.1	206.1	292.7	291.3
St Ives	393.0	393.0	384.9	384.9	370.6	370.6
Agnew	223.0	223.0	233.3	233.3	219.4	219.4
Granny Smith	279.2	279.2	269.6	269.6	274.8	274.8
Gruyere – 50%	123.3	123.3	129.1	129.1	49.5	49.5
Australian region	1,018.5	1,018.5	1,016.8	1,016.8	914.3	914.3
Total Group (including Asanko)	2,430.1	2,340.8	2,312.4	2,236.7	2,269.5	2,195.4
Total Group (excluding Asanko)	2,335.5	2,246.2	2,200.0	2,124.2	2,156.5	2,082.4
Managed gold production for the Group (including Asanko) was 2,430 million ounces (2020: 2,312 million ounces and 2019: 2,270 million ounces) of gold equivalents in 2021, 2,341 million ounces (2020: 2,237 million ounces and 2019: 2,195 million ounces) of which were attributable to Gold Fields with the remainder attributable to non-controlling shareholders in Ghana and Peru.
Managed gold production for the Group (excluding Asanko) was 2,336 million ounces (2020: 2,200 million ounces and 2019: 2,157 million ounces) of gold equivalents in 2021, 2,246 million ounces (2020: 2,124 million ounces and 2019: 2,082 million ounces ) of which were attributable to Gold Fields with the remainder attributable to non-controlling shareholders in Ghana, Peru and South Deep.
At South Deep in South Africa, production increased by 29% from 7,056 kilograms (226,900 ounces) in 2020 to 9,102 kilograms (292,600 ounces) in 2021 due to improved volumes mined and processed and lower Covid-19 related losses in 2021. The increase was also due to the productivity improvement programmes introduced in 2019 sustainably delivering results, despite three waves of COVID-19 related interruptions during 2021. It is estimated that South Deep lost approximately 300 kilograms (9,300 ounces) due to Covid-19 related stoppages in 2021 compared to 1,000 kilograms (32,000 ounces) in 2020.

AFR-62

At the Ghanaian operations (including Asanko), gold production increased by 1% from 861,700 ounces in 2020 to 870,700 ounces in 2021, mainly due to increased production at Damang as mining progressed into the main ore body at the Damang Pit Cutback and a full year of commercial levels of production in 2021 as opposed to half a year in 2020 after completing the project stage. At the Ghanaian operations (excluding Asanko), gold production increased by 4% from 749,300 ounces in 2020 to 776,100 ounces in 2021, mainly due to increased production at Damang as explained above. At Tarkwa, gold production decreased by 1% from 526,300 ounces in 2020 to 521,700 ounces in 2021 mainly due to lower tonnes processed. At Damang, gold production increased by 14% from 223,000 ounces in 2020 to 254,400 ounces in 2021 mainly due to higher yield as a result of higher grade tonnes produced. At Asanko, gold production attributable to Gold Fields decreased by 16% from 112,500 ounces in 2020 to 94,600 ounces in 2021 mainly due to lower yield.
Gold equivalent production at Cerro Corona increased by 20% from 207,100 ounces in 2020 to 248,300 ounces in 2021 mainly due to the higher price factor (41,000 ounces). It is estimated that Cerro Corona lost approximately 20,000 ounces gold production due to Covid-19 related stoppages compared to 46,000 ounces in 2020.
At the Australian operations, gold production increased marginally from 1,016,800 ounces in 2020 to 1,018,500 ounces in 2021. St Ives’ gold production increased by 2% from 384,900 ounces in 2020 to 393,000 ounces in 2021 due to an increase in yield, partially offset by decreased tonnes processed. At Agnew, gold production decreased by 4% from 233,300 ounces in 2020 to 223,000 ounces in 2021 due to decreased ore tonnes processed, partially offset by an increase in yield. At Granny Smith, gold production increased by 4% from 269,600 ounces in 2020 to 279,200 ounces in 2021 due to an increase in yield, partially offset by decreased ore tonnes processed. At Gruyere, gold production attributable to Gold Fields decreased by 5% from 129,100 ounces in 2020 to 123,300 ounces in 2021 due to a decrease in grade of ore mined and processed.
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

Non-IFRS measure	Purpose of measure	Reference to where reconciled to IFRS

All-in sustaining costs (“AISC”)	Intended to provide transparency into the costs associated with producing and selling an ounce of gold.	p68
All-in costs (“AIC”)	Intended to provide transparency into the costs associated with producing and selling an ounce of gold (including growth capital).	p68
Adjusted EBITDA;		p129 and p214
Net debt;
Net debt (excluding lease liabilities); and	Used in the ratio to monitor the capital of the Group.
Net debt to adjusted EBITDA
Adjusted free cash flow	Used to measure the cash generated by the core business.	p122
Adjusted free cash flow for LTIP purposes and adjusted free cash flow margin for LTIP purposes	Used as a key metric in the determination of the long-term incentive plan.	p75
Sustaining and non-sustaining capital expenditure	Used in the determination of AISC and AIC.	p69
Normalised profit attributable to owners of the parent and normalised profit per share attributable to owners of the parent	Forms the basis of the dividend pay-out policy.	p97

AFR-63

Management’s Discussion and Analysis of the Financial Statements continued

REVENUES
Substantially all of Gold Fields’ revenues are derived from the sale of gold and copper. As a result, Gold Fields’ revenues are directly related to the prices of gold and copper. Historically, the prices of gold and copper have fluctuated widely. The gold and copper prices are affected by numerous factors over which Gold Fields does not have control. The volatility of gold and copper prices is illustrated in the following tables, which show the annual high, low and average of the London afternoon fixing price of gold and the London Metal Exchange (“LME”) cash settlement price for copper in US Dollar for the past 12 calendar years (2010 to 2021):

	Price per ounce[1]
	High	Low	Average

Gold	(US$/oz)
2010	1,421	1,058	1,224
2011	1,895	1,319	1,571
2012	1,792	1,540	1,669
2013	1,694	1,192	1,409
2014	1,385	1,142	1,266
2015	1,296	1,060	1,167
2016	1,355	1,077	1,250
2017	1,346	1,151	1,257
2018	1,355	1,178	1,269
2019	1,546	1,270	1,393
2020	2,067	1,474	1,770
2021	1,943	1,684	1,799
Source: I-Net
1Rounded to the nearest US Dollar.
On 17 March 2022, the London afternoon fixing price of gold was US$1,950/oz.

	Price per tonne[1]
	High	Low	Average

	(US$/t)
Copper
2010	9,740	6,091	7,539
2011	9,986	7,062	8,836
2012	8,658	7,252	7,951
2013	8,243	6,638	7,324
2014	7,440	6,306	6,861
2015	6,401	4,347	5,376
2016	5,936	4,311	4,863
2017	7,216	5,466	6,166
2018	7,263	5,823	6,539
2019	6,572	5,537	6,000
2020	7,964	4,618	6,175
2021	10,725	7,756	9,318
Source: I-Net
1Rounded to the nearest US Dollar.

AFR-64

On 17 March 2022, the LME cash settlement price for copper was US$10,166/t.
Gold Fields sells the gold it produces at market prices to obtain the maximum benefit from prevailing gold prices. As a general rule, Gold Fields does not enter into hedging arrangements such as forward sales or derivatives which establish a price in advance for the sale of its future gold production. However, hedges can be undertaken in one or more of the following circumstances:
•to protect cash flows at times of significant capital expenditures;
•for specific debt servicing requirements; and
•to safeguard the viability of higher cost operations.
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

Realised gold price[1]	2021	2020	2019

Average	1,799	1,770	1,393
High	1,943	2,067	1,546
Low	1,684	1,474	1,270
Gold Fields’ average realised gold price[2]	1,794	1,768	1,388
1Prices stated per ounce.
2Gold Fields’ average realised gold price may differ from the average gold price due to the timing of its sales of gold within each year.
The following table sets out the average, the high and the low LME cash settlement price per tonne for copper and Gold Fields’ average US Dollar realised copper price during the past three years.

Realised copper price[1]	2021	2020	2019

Average	9,318	6,175	6,000
High	10,725	7,964	6,572
Low	7,756	4,618	5,537
Gold Fields’ average realised copper price[2]	9,315	6,184	5,996
1Prices stated per tonne.
2Gold Fields’ average realised copper price may differ from the average copper price due to the timing of its sales of copper within each year.
PRODUCTION
Gold Fields’ revenues are primarily driven by its production levels and the price it realises on the sale of gold. Production levels are affected by a number of factors, some of which are described below. Total managed production for the Group (including Asanko) increased by 5% from 2,312 million ounces in 2020 to 2,430 million ounces in 2021. Total managed production (excluding Asanko) increased by 6% from 2,200 million ounces in 2020 to 2,336 million ounces in 2021.
LABOUR IMPACT
In recent years, Gold Fields has not experienced union activity in the countries in which it operates.
Over the years, Gold Fields has sought to develop relationships with trade unions that are supportive of the delivery of our business objectives, and the Group remains committed to this engagement.
There were no work stoppages as a result of strikes during 2020 and 2021 at any of the Gold Fields operations.

AFR-65

Management’s Discussion and Analysis of the Financial Statements continued

HEALTH AND SAFETY IMPACT
Gold Fields’ operations are also subject to various health and safety laws and regulations that impose various duties on Gold Fields’ mines while granting the authorities broad powers to, among other things, close or suspend operations at unsafe mines and order corrective action relating to health and safety matters. Additionally, it is Gold Fields’ policy to halt production at its operations when serious accidents occur in order to rectify dangerous situations and, if necessary, retrain workers. During 2021, Gold Fields’ operations suffered three work safety-related stoppages at South Deep, all of which related to unsafe conditions. In South Africa, Gold Fields has actively engaged with the Department of Mineral Resources (“DMR”) on the protocols applied to safety-related mine closures.
Amid the Covid-19 pandemic, the Group strengthened its efforts to protect the workforce and assist the communities and governments in mitigating the impact of the pandemic. During 2021, the operations spent approximately US$27 million on Covid-19-related initiatives and interventions such as specialised camp accommodation, testing equipment and facilities, additional labour costs and transport facilities. A further US$2 million was spent on donations to assist governments and communities in their fight against the pandemic. In 2020, the respective figures were US$30 million and US$3 million.
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
South Africa region
The Gold Fields’ South African operation is labour intensive due to the use of deep level underground mining methods. As a result, over the last three fiscal years labour has represented on average 30% of AIC, as defined on page 68, at the South African operation. In 2021, labour represented 27% of AIC at the South African operation.
At the South African operation, power and water made up on average 10% of AIC over the last three years. In 2021, power and water costs made up 10% of AIC.
Gold Fields’ South Deep mining operation depends on electrical power generated by the state-owned power provider Eskom which is regulated by the National Energy Regulator of South Africa (“NERSA”). Eskom tariffs are determined through a consultative multi-year price determination (“MYPD”) process, with occasional tariff increase adjustments under the NERSA regulated Regulatory Clearing Account (“RCA”) mechanism. In the most recent MYPD process, NERSA granted Eskom tariff increases of 8.1% (later adding an additional 0.66%) for the period 2020 to 2021 and 15.06% for the period 2021 to 2022 (it was initially 5.22% and later increased by 9.84%) and 9.61% for the period 2022 to 2023 (initially 3.49% with 6.12% added).

South Deep commenced with the construction of a R715 million solar power plant in 2021. The plant will provide the mine with about a quarter of its power requirements and save it over R120 million a year in electricity costs. In Q4 2021 the capacity of the plant was increased from 40MW to 50MW. It is scheduled to be completed in 2022.

AFR-66

Eskom coal-fired power stations’ performance continues to deteriorate. During load shedding periods, Eskom burns significant amounts of diesel to run their gas turbines and calls on large power users to curtail power demand. The extended use of these gas turbines will lead to Eskom requesting further tariff increases. Further tariff increases may lead to lower power demand as consumers switch to alternate electricity and energy sources, which may place a significant additional tariff burden to those remaining on the grid. Government has now acknowledged that Eskom is the single biggest risk to the economy and that the Eskom business model is obsolete. In February 2019, the President of South Africa announced the vertical unbundling of Eskom. It is anticipated that the unbundling of Eskom Transmission will be concluded in October 2022, the division will operate as a subsidiary of Eskom as the National Transmission Company. According to previous communication, which suggested that the unbundling of Generation and Distribution will occur after a year of the unbundling of Transmission, it is expected that the unbundling of Generation and Distribution will be concluded by October 2023. It is expected that these processes will take time to implement, causing continued poor reliability of the supply of electricity, instability in prices and a possible increase in the tariff in the future.
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
Power and water costs represented on average 4% of AIC at Tarkwa over the last three years, and 3% of AIC during 2021. Over the last three years, power and water costs represented on average 7% of AIC at Damang with 7% in 2021.
Contractor costs represented on average 29% of AIC at Tarkwa over the last three years, and 26% of AIC during 2021. Over the last three years, contractor costs represented on average 45% of AIC at Damang with 51% in 2021. Following the restructuring concluded in the first half of 2016 in Damang and first quarter of 2018 for Tarkwa, the direct labour cost decreased as all mining and development is performed by outside contractors. Direct labour costs represent on average a further 10% of AIC at Tarkwa over the last three years and 10% in 2021. Over the last three years, direct labour costs represented on average 12% at Damang and 14% in 2021.
South American region
At Cerro Corona, contractor costs represented on average 27% of AIC over the last three years and 30% of AIC during 2021. Direct labour costs represent on average a further 17% of AIC over the last three years and 16% in 2021. Power and water made up on average a further 5% of AIC over the last three years and 4% in 2021.

AFR-67

Management’s Discussion and Analysis of the Financial Statements continued

Australia region
At the Australian operations, mining operations were historically conducted by outside contractors. However, at Agnew, owner mining is conducted at the underground operations, while development is conducted by outside contractors. At St Ives, owner mining is conducted at the underground and surface operations, but development is still conducted by contractors. Over the last three years, total contractor costs represented on average 27% at St Ives and 27% at Agnew of AIC and direct labour costs represented on average a further 12% at St Ives and 13% at Agnew of AIC. In 2021, contractors and direct labour costs represented 28% and 12% at St Ives and 26% and 11% at Agnew, respectively. Power and water made up, on average, a further 5% and 2% of AIC over the last three years and 5% and 1% of AIC in 2021 at St Ives and Agnew, respectively. At Granny Smith, mining operations and development are conducted through owner mining. Over the last three years, contractors and direct labour costs represented, on average, 10% and 20%, respectively, at Granny Smith. In 2021, contractors and direct labour costs represented 9% and 19% at Granny Smith. Power and water made up, on average, a further 5% of AIC over the last three years and 5% of AIC in 2021 at Granny Smith. At Gruyere, mining operations and development are conducted through owner mining. Over the last three years, contractors and direct labour costs represented, on average, 12% and 6%, respectively, at Gruyere. In 2021, contractors and direct labour costs represented 14% and 7% at Gruyere. Power and water made up a further 9% of AIC over the last three years and 9% in 2021 at Gruyere.
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
The tables on the following pages set out a reconciliation of Gold Fields’ cost of sales before gold inventory change and amortisation and depreciation, as calculated in accordance with IFRS (refer to the consolidated financial statements), to its AISC and AIC net of by-product revenues per ounce of gold sold for 2021 and 2020. The following tables also set out AISC and AIC gross of by-product revenue on a gold equivalent ounce basis for 2021 and 2020.

AFR-68

						United States Dollar
			AISC and AIC, net of by-product revenue per ounce of gold
					For the year ended 31 December 2021
Figures in millions unless otherwise stated	South Deep	Tarkwa	Damang	Asanko[1] 45%	St Ives	Agnew	Granny Smith	Gruyere 50%	Cerro Corona	Corporate and projects	Total Group including equity- accounted joint venture	Total Group excluding equity- accounted joint venture

Cost of sales before gold inventory change and amortisation and depreciation	(312.2)	(339.7)	(222.0)	(115.0)	(268.4)	(168.2)	(191.3)	(92.5)	(190.0)	—	(1,899.4)	(1,784.4)
Gold inventory change	7.3	29.6	71.9	4.6	(5.1)	(4.3)	(2.1)	11.3	14.4	—	127.4	122.8
Royalties	(2.6)	(37.5)	(18.3)	(8.6)	(17.7)	(10.0)	(12.8)	(5.6)	(8.0)		(121.0)	(112.4)
Realised gains or losses on commodity cost hedges[7]	—	0.2	—	—	0.3	0.1	0.2	—	—	—	0.9	0.9
Community/social responsibility costs[7]	(3.5)	(6.7)	(2.8)	—	—	—	—	—	(5.1)		(18.1)	(18.1)
Non-cash remuneration (share-based payments)	(0.3)	(2.1)	(0.1)	—	(0.6)	(0.5)	(0.5)	(0.2)	(1.5)	(6.6)	(12.6)	(12.6)
Cash remuneration (long-term employee benefits)[7]	(3.4)	(6.6)	(2.0)	—	(3.6)	(2.4)	(3.4)	(1.8)	(1.0)	(3.7)	(27.9)	(27.9)
Other[6,7]	—	—	—	—	—	—	—	—	—	(18.6)	(18.6)	(18.6)
By-product revenue[2,7]	0.7	1.5	0.2	0.3	1.1	0.4	0.2	0.6	232.3	—	237.3	237.0
Rehabilitation, amortisation and interest[7]	—	(5.1)	(2.4)	(0.5)	(1.8)	(1.0)	(1.4)	(1.6)	(8.0)	—	(21.9)	(21.4)
Sustaining capital expenditure[3,7]	(68.9)	(209.0)	(17.4)	(13.0)	(89.7)	(56.3)	(64.3)	(42.2)	(27.6)	(0.7)	(589.1)	(576.1)
Lease payments[7]	(0.1)	(24.3)	(11.1)	(6.8)	(7.8)	(17.4)	(17.6)	(10.4)	(1.6)	(2.3)	(99.5)	(92.7)
Exploration, feasibility and evaluation costs	—	(3.0)	—	—	—	—	—	—	—	—	(3.0)	(3.0)
All-in sustaining costs[4]	(383.2)	(602.7)	(204.1)	(139.1)	(393.3)	(259.4)	(293.1)	(142.5)	3.8	(31.9)	(2,445.6)	(2,306.5)
Realised gains/losses on capital cost hedges[7]	—	—	—	—	—	—	—	—	—	32.9	32.9	32.9
Non-cash remuneration (share-based payments)	—	—	—	—	—	—	—	—	—	(0.1)	(0.1)	(0.1)
Cash remuneration (long-term employee benefits)[7]	—	—	—	—	—	—	—	—	—	(0.6)	(0.6)	(0.6)
Other	—	—	—	—	—	—	—	—	—	(3.6)	(3.6)	(3.6)
Lease Payments[7]	—	—	—	—	—	—	—	—	—	(5.2)	(5.2)	(5.2)
Exploration, feasibility and evaluation costs[5]	—	—	(6.6)	(5.0)	—	—	—	—	(1.6)	(28.1)	(41.3)	(36.3)
Non-sustaining capital expenditure[3,7]	(20.4)	—	(6.0)	(7.5)	(13.6)	(31.9)	(36.1)	(1.5)	(28.1)	(374.9)	(520.1)	(512.6)
All-in costs[4]	(403.6)	(602.7)	(216.7)	(151.6)	(406.9)	(291.3)	(329.2)	(144.0)	(25.9)	(411.6)	(2,983.6)	(2,832.0)
Gold only ounces sold ('000oz)	292.6	521.7	254.4	97.2	391.1	222.8	283.6	124.4	113.0	—	2,300.8	2,203.6
All-in sustaining costs	(383.2)	(602.7)	(204.1)	(139.1)	(393.3)	(259.4)	(293.1)	(142.5)	3.8	(31.9)	(2,445.6)	(2,306.5)
All-in sustaining costs net of by-product revenue per ounce of gold sold (US$/oz)	1,310	1,155	802	1,431	1,006	1,164	1,033	1,146	(34)	—	1,063	1,047
All-in costs	(403.6)	(602.7)	(216.7)	(151.6)	(406.9)	(291.3)	(329.2)	(144.0)	(25.9)	(411.6)	(2,983.6)	(2,832.0)
All-in costs net of by-product revenue per ounce of gold sold (US$)	1,379	1,155	852	1,559	1,040	1,308	1,161	1,158	230	—	1,297	1,285
1Equity-accounted joint venture.
2By-product revenue at Cerro Corona relates to copper. For all the other operations, by-product revenue relates to silver.
3Sustaining capital expenditure represents the majority of capital expenditures at existing operations, including underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures at existing operations and is calculated as total capital expenditure of US$1,088.7 million per note 41 to the consolidated financial statements, less non-sustaining capital expenditures. Non-sustaining capital expenditures (or growth capital) represent capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations. The corporate and projects non-sustaining capital expenditure of US$374.9 million relates to the Salares Norte capital.
4This total may not reflect the sum of the line items due to rounding.
5Includes exploration, feasibility and evaluation and share of equity-accounted losses of Far Southeast Gold Resources Incorporated (“FSE”).
6Other includes offshore structure costs and management fees.
7Based on information underlying the audited consolidated annual financial statements of Gold Fields Limited for the year ended 31 December 2021.

AFR-69

Management’s Discussion and Analysis of the Financial Statements continued

						United States Dollar
			AISC and AIC, gross of by-product revenue per ounce of gold
					For the year ended 31 December 2021
Figures in millions unless otherwise stated	South Deep	Tarkwa	Damang	Asanko[1] 45%	St Ives	Agnew	Granny Smith	Gruyere 50%	Cerro Corona	Corporate and projects	Total Group including equity- accounted joint venture	Total Group excluding equity- accounted joint venture

All-in sustaining costs (per table above)	(383.2)	(602.7)	(204.1)	(139.1)	(393.3)	(259.4)	(293.1)	(142.5)	3.8	(31.9)	(2,445.6)	(2,306.5)
Add back by-product revenue[2,4]	(0.7)	(1.5)	(0.2)	(0.3)	(1.1)	(0.4)	(0.2)	(0.6)	(232.3)	—	(237.3)	(237.0)
All-in sustaining costs gross of by-product revenue[3]	(383.9)	(604.2)	(204.3)	(139.4)	(394.4)	(259.9)	(293.3)	(143.1)	(228.5)	(31.9)	(2,682.9)	(2,543.5)
All-in costs (per table above)	(403.6)	(602.7)	(216.7)	(151.6)	(406.9)	(291.3)	(329.2)	(144.0)	(25.9)	(411.6)	(2,983.6)	(2,832.0)
Add back by-product revenue[2,4]	(0.7)	(1.5)	(0.2)	(0.3)	(1.1)	(0.4)	(0.2)	(0.6)	(232.3)	—	(237.3)	(237.0)
All-in costs gross of by-product revenue[3]	(404.3)	(604.2)	(216.9)	(151.9)	(408.0)	(291.8)	(329.4)	(144.6)	(258.3)	(411.6)	(3,220.9)	(3,069.0)
Gold equivalent ounces sold	292.6	521.7	254.4	97.2	391.1	222.8	283.6	124.4	248.4	—	2,436.3	2,339.1
All-in sustaining costs gross of by-product revenue (US$/ equivalent oz)	1,312	1,158	803	1,434	1,009	1,166	1,034	1,151	920	—	1,101	1,087
All-in costs gross of by-product revenue (US$ equivalent oz)	1,381	1,158	852	1,562	1,043	1,310	1,161	1,163	1,040	—	1,322	1,312
1Equity-accounted joint venture.
2By-product revenue at Cerro Corona relates to copper. For all the other operations, by-product revenue relates to silver.
3This total may not reflect the sum of the line items due to rounding.
4Based on information underlying the audited consolidated annual financial statements of Gold Fields Limited for the year ended 31 December 2021.

AFR-70

						United States Dollar
			AISC and AIC, net of by-product revenue per ounce of gold
					For the year ended 31 December 2020
Figures in millions unless otherwise stated	South Deep	Tarkwa	Damang	Asanko[1] 45%	St Ives	Agnew	Granny Smith	Gruyere 50%	Cerro Corona	Corporate and projects	Total Group including equity- accounted joint venture	Total Group excluding equity- accounted joint venture

Cost of sales before gold inventory change and amortisation and depreciation	(227.2)	(294.5)	(233.1)	(107.1)	(240.7)	(157.3)	(170.2)	(73.4)	(158.3)	—	(1,661.9)	(1,554.6)
Gold inventory change	(1.8)	(2.4)	61.2	13.0	6.6	(5.4)	3.1	0.3	3.9	—	78.5	65.5
Royalties	(2.0)	(37.1)	(16.0)	(9.4)	(17.1)	(10.1)	(11.5)	(5.5)	(5.6)		(114.4)	(105.0)
Realised gains or losses on commodity cost hedges	—	(4.7)	(2.1)	—	(1.6)	(1.1)	(0.7)	—	—	—	(10.2)	(10.2)
Community/social responsibility costs[7]	(0.7)	(5.9)	(2.0)	—	—	—	—	—	(3.9)		(12.4)	(12.4)
Non-cash remuneration (share-based payments)	0.6	(2.9)	—	—	(0.8)	(0.6)	(0.8)	(0.6)	(1.5)	(7.8)	(14.3)	(14.3)
Cash remuneration (long-term employee benefits)	(6.1)	(8.8)	(3.9)	—	(6.4)	(4.5)	(5.0)	(1.7)	(5.3)	(7.5)	(49.2)	(49.2)
Other[6,7]	—	—	(1.0)	—	—	—	—	—	—	—	(1.0)	(1.0)
By-product revenue[2,7]	0.6	1.3	0.1	0.4	0.9	0.3	0.2	0.4	144.1	—	148.3	147.9
Rehabilitation, amortisation and interest	(0.1)	(6.2)	(2.1)	(0.2)	(3.6)	(1.7)	(2.1)	(1.6)	(6.7)	—	(24.6)	(24.4)
Sustaining capital expenditure[3,7]	(43.9)	(147.2)	(13.8)	(12.9)	(61.9)	(43.5)	(47.3)	(26.8)	(23.6)	(1.1)	(422.0)	(409.1)
Lease payments	(0.1)	(26.5)	(11.9)	(5.9)	(7.5)	(13.6)	(14.3)	(8.9)	(1.1)	(1.9)	(91.8)	(85.9)
All-in sustaining costs[4]	(280.7)	(535.0)	(224.7)	(122.2)	(332.1)	(237.4)	(248.7)	(117.9)	(58.1)	(18.2)	(2,175.0)	(2,052.8)
Realised gains/losses on capital cost hedges	—	—	—	—	—	—	—	—	—	5.2	5.2	5.2
Non-cash remuneration (share-based payments)	—	—	—	—	—	—	—	—	—	(0.2)	(0.2)	(0.2)
Cash remuneration (long-term employee benefits)	—	—	—	—	—	—	—	—	—	(2.1)	(2.1)	(2.1)
Lease Payments	—	—	—	—	—	—	—	—	—	(0.9)	(0.9)	(0.9)
Exploration, feasibility and evaluation costs[5]	—	—	—	(3.9)	—	—	—	—	(1.4)	(31.4)	(36.8)	(32.9)
Non-sustaining capital expenditure[3,7]	(5.2)		(6.1)	(18.2)	(11.5)	(8.5)	(19.1)	(1.2)	(26.3)	(96.7)	(192.9)	(174.7)
All-in costs4	(285.9)	(535.0)	(230.8)	(144.4)	(343.6)	(245.9)	(267.9)	(119.1)	(85.9)	(144.3)	(2,402.7)	(2,258.3)
Gold only ounces sold ('000oz)	226.9	526.3	223.0	109.7	393.8	233.5	265.2	128.0	120.2	—	2,226.4	2,116.7
All-in sustaining costs	(280.7)	(535.0)	(224.7)	(122.2)	(332.1)	(237.4)	(248.7)	(117.9)	(58.1)	(18.2)	(2,175.0)	(2,052.8)
All-in sustaining costs net of by-product revenue per ounce of gold sold (US$/oz)	1,237	1,017	1,008	1,114	843	1,017	938	921	484	—	977	970
All-in costs	(285.9)	(535.0)	(230.8)	(144.4)	(343.6)	(245.9)	(267.9)	(119.1)	(85.9)	(144.3)	(2,402.7)	(2,258.3)
All-in costs net of by-product revenue per ounce of gold sold (US$)	1,260	1,017	1,035	1,316	873	1,053	1,010	931	715	—	1,079	1,067
1Equity-accounted joint venture.
2By-product revenue at Cerro Corona relates to copper. For all the other operations, by-product revenue relates to silver.
3Sustaining capital expenditure represents the majority of capital expenditures at existing operations, including underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures at existing operations and is calculated as total capital expenditure of US$583.7 million per note 41 to the consolidated financial statements, less non-sustaining capital expenditures. Non-sustaining capital expenditures (or growth capital) represent capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations.
4This total may not reflect the sum of the line items due to rounding.
5Includes exploration, feasibility and evaluation and share of equity-accounted losses of Far Southeast Gold Resources Incorporated (“FSE”).
6Other includes offshore structure costs and management fees.
7Based on information underlying the audited consolidated annual financial statements of Gold Fields Limited for the year ended 31 December 2020.

AFR-71

Management’s Discussion and Analysis of the Financial Statements continued

						United States Dollar
			AISC and AIC, gross of by-product revenue per ounce of gold
					For the year ended 31 December 2020
Figures in millions unless otherwise stated	South Deep	Tarkwa	Damang	Asanko[1] 45%	St Ives	Agnew	Granny Smith	Gruyere 50%	Cerro Corona	Corporate and projects	Total Group including equity- accounted joint venture	Total Group excluding equity- accounted joint venture

All-in sustaining costs (per table above)	(280.7)	(535.0)	(224.7)	(122.2)	(332.1)	(237.4)	(248.7)	(117.9)	(58.1)	(18.2)	(2,175.0)	(2,052.8)
Add back by-product revenue[2,4]	(0.6)	(1.3)	(0.1)	(0.4)	(0.9)	(0.3)	(0.2)	(0.4)	(144.1)	—	(148.3)	(147.8)
All-in sustaining costs gross of by-product revenue[3]	(281.2)	(536.3)	(224.8)	(122.6)	(333.0)	(237.8)	(248.9)	(118.3)	(202.2)	(18.2)	(2,323.3)	(2,200.7)
All-in costs (per table above)	(285.9)	(535.0)	(230.8)	(144.4)	(343.6)	(245.9)	(267.9)	(119.1)	(85.9)	(144.3)	(2,402.7)	(2,258.3)
Add back by-product revenue[2,4]	(0.6)	(1.3)	(0.1)	(0.4)	(0.9)	(0.3)	(0.2)	(0.4)	(144.1)	—	(148.3)	(147.8)
All-in costs gross of by-product revenue[3]	(286.5)	(536.3)	(230.8)	(144.8)	(344.5)	(246.2)	(268.0)	(119.5)	(230.0)	(144.3)	(2,551.0)	(2,406.2)
Gold equivalent ounces sold	226.9	526.3	223.0	109.7	393.8	233.5	265.2	128.0	205.5	—	2,311.8	2,202.1
All-in sustaining costs gross of by-product revenue (US$/ equivalent oz)	1,240	1,019	1,008	1,118	846	1,018	938	925	984	—	1,005	999
All-in costs gross of by-product revenue (US$ equivalent oz)	1,263	1,019	1,035	1,320	875	1,055	1,010	934	1,119	—	1,103	1,093
1Equity-accounted joint venture.
2By-product revenue at Cerro Corona relates to copper. For all the other operations, by-product revenue relates to silver.
3This total may not reflect the sum of the line items due to rounding.
4Based on information underlying the audited consolidated annual financial statements of Gold Fields Limited for the year ended 31 December 2020.
AISC AND AIC
AISC net of by-product revenues (including Asanko) increased by 9% from US$977 per ounce of gold in 2020 to US$1,063 per ounce of gold in 2021, mainly due to higher sustaining capital expenditure, higher cost of sales before amortisation and depreciation and higher royalties (due to higher gold price realised), partially offset by higher gold sold. AIC net of by-product revenues (including Asanko) increased by 20% from US$1,079 per ounce of gold in 2020 to US$1,297 per ounce of gold in 2021, mainly due to higher cost of sales before amortisation and depreciation, higher sustaining and non-sustaining capital expenditure and higher royalties, partially offset by higher gold sold.
AISC net of by-product revenues (excluding Asanko) increased by 8% from US$970 per ounce of gold in 2020 to US$1,047 per ounce of gold in 2021, mainly due to higher sustaining capital expenditure, higher cost of sales before amortisation and depreciation and higher royalties (due to higher gold price realised), partially offset by higher gold sold. AIC net of by-product revenues (excluding Asanko) increased by 20% from US$1,067 per ounce of gold in 2020 to US$1,285 per ounce of gold in 2021, mainly due to higher cost of sales before amortisation and depreciation, higher sustaining and non-sustaining capital expenditure and higher royalties, partially offset by higher gold sold.
AISC gross of by-product revenues (including Asanko) increased by 10% from US$1,005 per ounce of gold in 2020 to US$1,101 per ounce of gold in 2021, mainly due to higher sustaining capital expenditure, higher cost of sales before amortisation and depreciation and higher royalties (due to higher gold price realised), partially offset by higher gold sold. AIC gross of by-product revenues (including Asanko) increased by 20% from US$1,103 per ounce of gold in 2020 to US$1,322 per ounce of gold in 2021, mainly due to higher cost of sales before amortisation and depreciation, higher sustaining and non-sustaining capital expenditure and higher royalties, partially offset by higher gold sold.
AISC gross of by-product revenues (excluding Asanko) increased by 9% from US$999 per ounce of gold in 2020 to US$1,087 per ounce of gold in 2021, mainly due to higher sustaining capital expenditure, higher cost of sales before amortisation and depreciation and higher royalties (due to higher gold price realised), partially offset by higher gold sold. AIC gross of by-product revenues (excluding Asanko) increased by 20% from US$1,093 per ounce of gold in 2020 to US$1,312 per ounce of gold in 2021, mainly due to higher cost of sales before amortisation and depreciation, higher sustaining and non-sustaining capital expenditure and higher royalties, partially offset by higher gold sold.

AFR-72

Royalties paid increased by US$2 per ounce or 4% from US$51 per ounce in 2020 to US$53 per ounce in 2021.
Covid-19 related costs (such as specialised camp accommodation, testing equipment and facilities, additional labour costs and transport facilities) are estimated at approximately US$10 per ounce for 2021 and are included in the AISC and AIC.
The following tables set out a reconciliation of Gold Fields’ cost of sales before gold inventory change and amortisation and depreciation, as calculated in accordance with IFRS (refer to the consolidated financial statements), to its AISC and AIC net of by-product revenues per ounce of gold sold for 2019. The following tables also set out AISC and AIC gross of by-product revenue on a gold equivalent ounce basis for 2019.

						United States Dollar
			AISC and AIC, net of by-product revenue per ounce of gold
					For the year ended 31 December 2019
Figures in millions unless otherwise stated	South Deep	Tarkwa	Damang	Asanko[1] 45%	St Ives	Agnew	Granny Smith	Gruyere 50%	Cerro Corona	Corporate and projects	Total Group including equity- accounted joint venture	Total Group excluding equity- accounted joint venture

Cost of sales before gold inventory change and amortisation and depreciation	(245.9)	(329.8)	(150.4)	(87.0)	(231.2)	(164.5)	(156.9)	(19.1)	(168.4)	—	(1,553.4)	(1,466.4)
Gold inventory change	3.7	14.4	8.8	(1.4)	2.5	2.6	(0.3)	5.4	6.0	—	41.6	43.0
Royalties	(1.6)	(25.8)	(10.3)	(7.7)	(12.5)	(7.3)	(9.5)	(1.3)	(5.5)	—	(81.4)	(73.7)
Realised gains or losses on commodity cost hedges	—	3.9	1.5	—	1.9	0.6	0.5	—	—	—	8.5	8.5
Community/social responsibility costs[7]	(1.7)	(11.7)	(1.2)	(0.1)	—	—	—	—	(3.4)	—	(18.2)	(18.0)
Non-cash remuneration (share-based payments)	0.8	(3.4)	(1.8)	—	(1.7)	(1.2)	(1.3)	(0.1)	(1.1)	(10.7)	(20.5)	(20.5)
Cash remuneration (long-term employee benefits)	(1.8)	(1.5)	(0.7)	—	(0.9)	(0.6)	(0.7)	(0.1)	(0.4)	(2.4)	(9.1)	(9.1)
Other[6,7]	—	—	—	—	—	—	—		(2.6)	(0.9)	(3.5)	(3.5)
By-product revenue[2,7]	0.3	1.6	0.1	0.4	0.6	0.3	0.1	0.1	165.1	—	168.5	168.2
Rehabilitation, amortisation and interest	(0.2)	(4.2)	(1.4)	(0.4)	(4.0)	(1.8)	(1.6)	(0.6)	(5.8)	(0.3)	(20.3)	(19.9)
Sustaining capital expenditure[3,7]	(33.1)	(125.5)	(5.8)	(19.6)	(45.6)	(35.5)	(25.5)	(5.2)	(43.8)	(1.4)	(341.2)	(321.6)
Lease payments	(0.1)	(15.4)	(7.3)	(8.7)	(6.3)	(4.6)	(11.3)	(2.2)	(1.0)	(8.6)	(65.7)	(57.0)
All-in sustaining costs[4]	(279.7)	(497.2)	(168.6)	(124.5)	(297.2)	(212.4)	(206.5)	(23.0)	(60.8)	(24.1)	(1,894.3)	(1,769.8)
Exploration, feasibility and evaluation costs[5]	—	—	—	(4.2)	—	—	—	—	(2.2)	(50.0)	(56.4)	(52.2)
Non-sustaining capital expenditure[3,7]	—	—	(70.5)	(7.2)	(52.8)	(40.5)	(46.7)	(0.1)	(12.4)	(68.1)	(298.2)	(291.0)
All-in costs[4]	(279.7)	(497.2)	(239.0)	(136.0)	(350.0)	(252.8)	(253.3)	(23.1)	(75.4)	(142.2)	(2,248.9)	(2,112.9)
Gold only ounces sold ('000oz)	222.1	519.1	208.4	112.0	363.3	219.6	274.8	33.7	159.7	—	2,112.6	2,000.6
All-in sustaining costs	(279.7)	(497.2)	(168.6)	(124.5)	(297.2)	(212.4)	(206.5)	(23.0)	(60.8)	(24.1)	(1,894.3)	(1,769.8)
All-in sustaining costs net of by-product revenue per ounce of gold sold (US$/oz)	1,259	958	809	1,112	818	967	752	683	381	—	897	885
All-in costs	(279.7)	(497.2)	(239.0)	(136.0)	(350.0)	(252.8)	(253.3)	(23.1)	(75.4)	(142.2)	(2,248.9)	(2,112.9)
All-in costs net of by-product revenue per ounce of gold sold (US$)	1,259	958	1,147	1,214	963	1,152	922	684	472	—	1,064	1,056
1Equity-accounted joint venture.
2By-product revenue at Cerro Corona relates to copper. For all the other operations, by-product revenue relates to silver.
3Sustaining capital expenditure represents the majority of capital expenditures at existing operations, including underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures at existing operations and is calculated as total capital expenditure of US$612.5 million per note 41 to the consolidated financial statements, less non-sustaining capital expenditures. Non-sustaining capital expenditures (or growth capital) represent capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations.
4This total may not reflect the sum of the line items due to rounding.
5Includes exploration, feasibility and evaluation and share of equity-accounted losses of Far Southeast Gold Resources Incorporated (“FSE”).
6Other includes offshore structure costs and management fees.
7Based on information underlying the audited consolidated annual financial statements of Gold Fields Limited for the year ended 31 December 2019.

AFR-73

Management’s Discussion and Analysis of the Financial Statements continued

						United States Dollar
			AISC and AIC, gross of by-product revenue per ounce of gold
					For the year ended 31 December 2019
Figures in millions unless otherwise stated	South Deep	Tarkwa	Damang	Asanko[1] 45%	St Ives	Agnew	Granny Smith	Gruyere 50%	Cerro Corona	Corporate and projects	Total Group including equity- accounted joint venture	Total Group excluding equity- accounted joint venture

All-in sustaining costs (per table above)	(279.7)	(497.2)	(168.6)	(124.5)	(297.2)	(212.4)	(206.5)	(23.0)	(60.8)	(24.1)	(1,894.3)	(1,769.8)
Add back by-product revenue[2,4]	(0.3)	(1.6)	(0.1)	(0.4)	(0.6)	(0.3)	(0.1)	(0.1)	(165.1)	—	(168.5)	(168.2)
All-in sustaining costs gross of by-product revenue[3]	(280.0)	(498.8)	(168.7)	(124.9)	(297.8)	(212.7)	(206.6)	(23.1)	(225.9)	(24.1)	(2,062.8)	(1,937.9)
All-in costs (per table above)	(279.7)	(497.2)	(239.0)	(136.0)	(350.0)	(252.8)	(253.3)	(23.1)	(75.4)	(142.2)	(2,248.9)	(2,112.9)
Add back by-product revenue[2,4]	(0.3)	(1.6)	(0.1)	(0.4)	(0.6)	(0.3)	(0.1)	(0.1)	(165.1)	—	(168.5)	(168.2)
All-in costs gross of by-product revenue[3]	(280.0)	(498.8)	(239.1)	(136.4)	(350.6)	(253.1)	(253.4)	(23.1)	(240.4)	(142.2)	(2,417.4)	(2,281.0)
Gold equivalent ounces sold	222.1	519.1	208.4	112.0	363.3	219.6	274.8	33.7	296.9	—	2,249.8	2,137.8
All-in sustaining costs gross of by-product revenue (US$/ equivalent oz)	1,261	961	810	1,115	820	969	752	685	761	—	917	905
All-in costs gross of by-product revenue (US$ equivalent oz)	1,261	961	1,148	1,218	965	1,153	922	685	810	—	1,074	1,067
1Equity-accounted joint venture.
2By-product revenue at Cerro Corona relates to copper. For all the other operations, by-product revenue relates to silver.
3This total may not reflect the sum of the line items due to rounding.
4Based on information underlying the audited consolidated annual financial statements of Gold Fields Limited for the year ended 31 December 2019.
AISC AND AIC
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

AFR-74

Royalties paid increased by US$12 per ounce or 31% from US$39 per ounce in 2019 to US$51 per ounce in 2020.
Covid-19 related costs (such as specialised camp accommodation, testing equipment and facilities, additional labour costs and transport facilities) are estimated at approximately US$12 per ounce for 2020 and are included in the AISC and AIC.
Adjusted free cash flow ("FCF") for LTIP purposes and adjusted free cash flow ("FCF") margin for LTIP purposes
Adjusted free cash flow for LTIP purposes under the existing LTIP scheme is defined as revenue (excluding by-product revenue) less AIC adjusted for non-cash share-based payments, non-cash long-term employee benefits, exploration, feasibility and evaluation costs outside of existing operations, non-sustaining capital expenditure for growth projects only, realised gains or losses on revenue hedges, redemption of Asanko preference shares and taxation paid (excluding royalties).
Adjusted free cash flow margin for LTIP purposes under the existing LTIP scheme is adjusted free cash flow for LTIP purposes divided by revenue adjusted for by-product revenue.
The adjusted FCF margin for LTIP purposes is calculated as follows:

Figures in millions unless otherwise stated	2021	2020	2019

Revenue[1]	3,962.9	3,748.0	2,798.9
Less: Cash outflow	(2,970.1)	(2,710.8)	(2,208.4)
AIC[2]	(2,832.0)	(2,258.3)	(2,112.9)
Adjusted for:
Share-based payments[3]	12.7	14.5	20.5
Long-term employee benefits[3]	28.5	51.3	9.1
Exploration outside of existing operations[2]	28.1	31.4	50.0
Non-sustaining capital expenditure[4]	350.9	102.8	137.4
Revenue hedge[5]	(77.2)	(411.3)	(140.6)
Redemption of Asanko preference shares	5.0	37.5	10.0
Long-term employee benefits payment	(37.3)	—	—
Tax paid	(448.8)	(278.7)	(181.9)
Adjusted FCF for LTIP purposes	992.8	1,037.2	590.5
Adjusted FCF margin for LTIP purposes	25%	28%	21%
1Revenue less revenue from by-product revenue per AIC calculation (pages 69 to 74), being US$4,195.2 million less US$232.3 million, US$3,892.1 million less US$144.1 million and US$2,967.1 million less US$168.2 million, for 2021, 2020 and 2019 respectively.
2Per AIC calculation in management discussion and analysis (per pages 69 to 74).
3Per note 41 of the consolidated financial statements.
4Includes non-sustaining capital expenditure for growth projects only at Salares Norte (2020: Damang and Salares Norte and 2019: Damang and Gruyere).
5Represents realised hedges on revenue only, excludes unrealised revenue hedges as well as cost hedges.
6Based on information underlying the audited consolidated annual financial statements of Gold Fields Limited for the year ended 31 December 2021.
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

AFR-75

Management’s Discussion and Analysis of the Financial Statements continued

Where unrefined mineral resources (such as uranium) constitute less than 10% in value of the total composite mineral resources, the royalty rate in respect of refined mineral resources may be used for all gross sales and a separate calculation of EBIT for each class of mineral resources is not required. For Gold Fields, this means that currently it will pay a royalty based on the refined minerals royalty calculation as applied to its gross revenue. The rate of royalty tax payable for 2021, 2020 and 2019 was 0.5% of revenue.
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
The average rate of royalty tax payable for 2021, 2020 and 2019 based on the above sliding scale was 4.1%, 4.1% and 3.5% on revenue, respectively. Asanko does not have a DA with the government and was subject to a 5% royalty tax rate for 2021, 2020 and 2019.
Australia
Royalties are payable to the state based on the amount of gold produced from a mining tenement. Royalties are payable quarterly at a fixed rate of 2.5% of the royalty value of gold sold. The royalty value of gold is the amount of gold produced during the month multiplied by the average gold spot price for the month.
Peru
Royalties and Special Mining Tax are both calculated with reference to the operating margin and ranging from 1% (for operating margins less than 10%) to 12% (for operating margins of more than 80%), or 1% of revenue, the highest of both amounts. Cerro Corona’s effective royalty and Special Mining Tax rate for 2021, 2020 and 2019 was 4.4%, 3.9% and 3.6% of operating profit, respectively.
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

AFR-76

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
Y = the tax rate to be determined
x = the ratio of taxable income to the total income (expressed as a percentage)
The effective mining tax rate for GFO and GFIJVH, owners of the South Deep mine, has been calculated at 29% (2020: 29% and 2019: 29%).
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

AFR-77

Management’s Discussion and Analysis of the Financial Statements continued

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
EXCHANGE RATES
Gold Fields’ Australian and South African revenues and costs are very sensitive to the Australian Dollar/US Dollar exchange rate and the Rand/US Dollar exchange rate, because revenues are generated using a gold price denominated in US Dollar, while the costs of the Australian and South African operations are incurred principally in Australian Dollar and Rand, respectively. Depreciation of the Australian Dollar and Rand against the US Dollar reduces Gold Fields’ average costs when they are translated into US Dollar, thereby increasing the operating margin of the Australian and South African operations. Conversely, appreciation of the Australian Dollar and Rand results in Australian and South African operating costs being translated into US Dollar at a lower Australian Dollar/US Dollar exchange rate and Rand/US Dollar exchange rate, resulting in higher costs in US Dollar terms and in lower operating margins. The impact on profitability of any change in the value of the Australian Dollar and Rand against the US Dollar can be substantial. Furthermore, the exchange rates obtained when converting US Dollar to Australian Dollar and Rand are set by foreign exchange markets, over which Gold Fields has no control. In 2021, the Rand strengthened by 10% against the US Dollar, from an average of R16.38 per US$1.00 in 2020 to R14.79 per US$1.00 in 2021. The Australian Dollar strengthened by 9% at an average of A$1.00 per US$0.69 in 2020 to A$1.00 per US$0.75 in 2021.

AFR-78

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
At 31 December 2020, the hedge had matured and the mark-to-market value was A$nil (US$nil).
Salares Norte foreign currency hedge
In March 2020, a total notional amount of US$544.5 million was hedged at a rate of CLP/US$836.45 for the period July 2020 to December 2022.
At 31 December 2021, the mark-to-market value on the hedge was a negative US$7 million (2020: positive US$86 million) with a realised gain of US$33 million (2020: US$5 million) and an unrealised loss of US$93million (2020: gain of US$86 million) for the year ended 31 December 2021.
INFLATION
A period of significant inflation could adversely affect Gold Fields’ results and financial condition. Further, over the past several years, production costs, especially wages and electricity costs, have increased considerably. The effect of these increases has adversely affected, and may continue to adversely affect, the profitability of Gold Fields’ South Deep operations.
Effective mining inflation for 2021 was as follows:
•10.4% in South Africa;
•5.8% in Ghana,
•3.1% in Peru;
•4.6% in Chile; and
•6.8% in Australia.
To ensure sustainability and free cash flow generation, reinvesting in and upgrading the Gold Fields portfolio is essential. To achieve this, Gold Fields embarked on a reinvestment programme in 2020 and 2021 with a significant capital spend due to the construction of Salares Norte. Given the high levels of capital expenditure, the Group undertook short-term hedging. For further details, refer to pages 207 to 210.
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

AFR-79

Management’s Discussion and Analysis of the Financial Statements continued

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
Group
Capital expenditure for the Group (excluding Asanko) increased by 86% from US$584 million in 2020 (comprising sustaining capital expenditure of US$409 million and growth capital expenditure of US$175 million) to US$1,089 million in 2021 (comprising sustaining capital expenditure of US$576 million and growth capital expenditure of US$513 million).
Set out below are the capital expenditures made by Gold Fields during 2021. Also, refer to “Cash flows from investing activities” section.

	United States Dollar
	2021			2020
Figures in million unless otherwise stated	Sustaining capital	Growth capital	Total capital	Sustaining capital	Growth capital	Total capital

South Deep	69	20	89	44	5	49
South African region	69	20	89	44	5	49
Tarkwa	209	—	209	147	—	147
Damang	17	6	23	14	6	20
Ghanaian region	226	6	232	161	6	167
Cerro Corona	28	28	56	24	26	50
South American region	28	28	56	24	26	50
St Ives	90	14	104	62	12	74
Agnew	56	32	88	43	9	52
Granny Smith	64	36	100	47	19	66
Gruyere – 50%	42	2	44	27	1	28
Australian region	252	84	336	179	41	220
Salares Norte	—	375	375	—	97	97
Other	1	—	1	1	—	1
Capital expenditure	576	513	1,089	409	175	584
South African region
Gold Fields spent R1,320 million (US$89 million) on capital expenditure at South Deep in 2021 and has budgeted approximately R1,930 million (US$124 million) for capital expenditure at South Deep in 2022. The capital expenditure of R1,320 million (US$89 million) in 2021 comprised sustaining capital expenditure of R1,019 million (US$69 million) and growth capital expenditure of R301 million (US$20 million). The budgeted capital expenditure of R1,930 million (US$124 million) comprises sustaining capital expenditure of R1,547 million (US$99 million) and growth capital expenditure of R383 million (US$25 million).
Ghanaian region
Gold Fields spent US$209 million on capital expenditure at Tarkwa in 2021 and has budgeted US$198 million for capital expenditure at Tarkwa for 2022. The total spend relates to sustaining capital expenditure.
Gold Fields spent US$23 million on capital expenditure at Damang in 2021 and has budgeted US$52 million of capital expenditure at Damang for 2022. The expenditure of US$23 million in 2021 comprised sustaining capital expenditure of US$17 million and growth capital expenditure of US$6 million. The budgeted capital expenditure of US$52 million comprises sustaining capital expenditure of US$42 million and growth capital expenditure of US$10 million.

AFR-80

The capital expenditure at Asanko (45%) for 2021 was US$21 million. The capital expenditure of US$21 million in 2021 comprised sustaining capital expenditure of US$13 million and growth capital expenditure of US$8 million. Budgeted capital expenditure for Asanko will be updated later in the year when a new and approved business plan is provided by Galiano Gold Inc. to the Group.
South American region
Gold Fields spent US$56 million on capital expenditure at Cerro Corona in 2021 and has budgeted US$46 million for capital expenditure at Cerro Corona for 2022. The capital expenditure of US$56 million in 2021 comprised US$28 million sustaining capital expenditure and US$28 million growth capital. The budgeted capital expenditure of US$46 million comprises sustaining capital expenditure of US$33 million and growth capital expenditure of US$13 million.
Australian region
Gold Fields spent A$138 million (US$103 million) on capital expenditure at St Ives in 2021 and has budgeted A$148 million (US$113 million) for capital expenditure at St Ives in 2022. The capital expenditure of A$138 million (US$103 million) in 2021 comprised A$120 million (US$90 million) sustaining capital expenditure and A$18 million (US$14 million) growth capital. The budgeted capital expenditure of A$148 million (US$113 million) comprises sustaining capital expenditure of A$127 million (US$97 million) and growth capital expenditure of A$21 million (US$16 million).
Gold Fields spent A$117 million (US$88 million) on capital expenditure at Agnew in 2021 and has budgeted A$127 million (US$97 million) for capital expenditure at Agnew for 2022. The capital expenditure of A$117 million (US$88 million) in 2021 comprised A$75 million (US$56 million) sustaining capital expenditure and A$42 million (US$32 million) growth capital. The budgeted capital expenditure of A$127 million (US$97 million) comprises sustaining capital expenditure of A$85 million (US$65 million) and growth capital expenditure of A$42 million (US$32 million).
Gold Fields spent A$134 million (US$100 million) on capital expenditure at Granny Smith in 2021 and has budgeted A$130 million (US$98 million) for capital expenditure at Granny Smith for 2022. The capital expenditure of A$134 million (US$100 million) in 2021 comprised A$86 million (US$64 million) sustaining capital expenditure and A$48 million (US$36 million) growth capital. The budgeted capital expenditure of A$130 million (US$98 million) comprises sustaining capital expenditure of A$94 million (US$71 million) and growth capital expenditure of A$36 million (US$27 million).
Gold Fields spent A$58 million (US$44 million) on capital expenditure at Gruyere in 2021 and has budgeted A$45 million (US$34 million) for capital expenditure for 2022. The capital expenditure of A$58 million (US$44 million) in 2021 comprised A$56 million (US$42 million) sustaining capital and A$2 million (US$2 million) growth capital. The budgeted capital expenditure of A$45 million (US$34 million) comprises sustaining capital expenditure of A$42 million (US$32 million) and growth capital of A$3 million (US$2 million).
Salares Norte
Gold Fields spent US$375 million on growth capital expenditure at Salares Norte in 2021 and has budgeted US$347 million for capital expenditure at Salares Norte for 2022. Total spend in 2021 relates to growth capital. The budgeted capital expenditure of US$347 million comprises sustaining capital expenditure of US$17 million and growth capital expenditure of US$330 million.
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
SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES
Gold Fields’ significant accounting policies are more fully described in the accounting policies to its consolidated financial statements included in this Annual Financial Report. Some of Gold Fields’ accounting policies require the application of significant judgements and estimates by management that can affect the amounts reported in the consolidated financial statements. By their nature, these judgements are subject to a degree of uncertainty and are based on Gold Fields’ historical experience, terms of existing contracts, management’s view on trends in the gold mining industry, information from outside sources and other assumptions that Gold Fields considers to be reasonable under the circumstances. Actual results could differ from these estimates under different assumptions or conditions. Refer to the accounting policies, pages 140 to 162, to the consolidated financial statements included elsewhere in this Annual Financial Report for the more significant areas requiring the use of management judgements and estimates.

AFR-81

Management’s Discussion and Analysis of the Financial Statements continued

RESULTS FOR THE PERIOD – YEARS ENDED 31 DECEMBER 2021 AND 31 DECEMBER 2020
Profit attributable to owners of the parent for the Group increased by 9% from US$723 million (or US$0.82 per share) in 2020 to US$789 million (or US$0.89 per share) in 2021.
The reasons for this increase are discussed on the following pages.
Revenue
Revenue increased by 8% from US$3,892 million in 2020 to US$4,195 million in 2021. The increase in revenue of US$303 million was due to higher gold sold and the higher gold price received.
The average US Dollar gold price achieved by the Group (excluding Asanko) increased by 1% from US$1,768 per equivalent ounce in 2020 to US$1,794 per equivalent ounce in 2021. The average Rand gold price decreased by 8% from R928,707 per kilogram in 2020 to R851,102 per kilogram in 2021. The average Australian Dollar gold price decreased by 6% from A$2,551 per ounce in 2020 to A$2,400 per ounce in 2021. The average US Dollar gold price for the Ghanaian operations (including Asanko) increased by 2% from US$1,766 per ounce in 2020 to US$1,794 per ounce in 2021 and the average US Dollar gold price for the Ghanaian operations (excluding Asanko) increased by 1% from US$1,773 per ounce in 2020 to US$1,797 per ounce in 2021. The average equivalent US Dollar gold price, net of treatment and refining charges, for Cerro Corona decreased by 3% from US$1,795 per equivalent ounce in 2020 to US$1,750 per equivalent ounce in 2021. The average US Dollar/Rand exchange rate strengthened by 10% from R16.38 in 2020 to R14.79 in 2021. The average Australian/US Dollar exchange rate strengthened by 9% from A$1.00 = US$0.69 in 2019 to A$1.00 = US$0.75 in 2020.
Gold sales from operations (excluding Asanko) increased by 6% from 2,202,100 equivalent ounces in 2020 to 2,339,100 equivalent ounces in 2021. Gold sales at the South African operation increased by 29% from 7,056 kilograms (226,900 ounces) in 2020 to 9,102 kilograms (292,600 ounces) in 2021. Gold sales at the Ghanaian operations (excluding Asanko) increased by 4% from 749,300 ounces in 2020 to 776,100 ounces in 2021. Gold equivalent sales at the Peruvian operation (Cerro Corona) increased by 21% from 205,500 equivalent ounces in 2020 to 248,400 equivalent ounces in 2021. At the Australian operations, gold sales increased marginally from 1,020,500 ounces in 2020 to 1,021,900 ounces in 2021. As a general rule, Gold Fields sells all the gold it produces.

	2021			2020
	Revenue US$ million	Gold sold ’000oz	Gold produced ’000oz	Revenue US$ million	Gold sold ’000oz	Gold produced ’000oz

South Deep	523.8	292.6	292.6	400.1	226.9	226.9
Tarkwa	936.9	521.7	521.7	927.7	526.3	526.3
Damang	457.5	254.4	254.4	400.8	223.0	223.0
Asanko[1]	172.1	97.2	94.6	188.2	109.7	112.5
Cerro Corona	434.8	248.4	248.3	368.8	205.5	207.1
St Ives	705.5	391.1	393.0	691.4	393.8	384.9
Agnew	402.0	222.8	223.0	411.5	233.5	233.3
Granny Smith	510.4	283.6	279.2	466.4	265.2	269.6
Gruyere – 50%	224.4	124.4	123.3	225.4	128.0	129.1
Total Group (including Asanko)	4,367.3	2,436.3	2,430.1	4,080.2	2,311.8	2,312.4
Total Group (excluding Asanko)	4,195.2	2,339.1	2,335.5	3,892.1	2,202.1	2,200.0
1Equity-accounted joint venture. Included above for information only, not included in revenue for the Group.

AFR-82

At South Deep in South Africa, gold sales increased by 29% from 7,056 kilograms (226,900 ounces) in 2020 to 9,102 kilograms (292,600 ounces) in 2021 due to the productivity improvement programmes introduced in 2019 which are sustainably delivering results. It is estimated that South Deep lost approximately 300 kilograms (9,300 ounces) due to Covid-19 related stoppages in 2021 compared to 1,000 kilograms (32,000 ounces) in 2020.
At the Ghanaian operations, gold sales at Tarkwa decreased by 1% from 526,300 ounces in 2020 to 521,700 ounces in 2021 mainly due to lower tonnes processed. Damang’s gold sales increased by 14% from 223,000 ounces in 2020 to 254,400 ounces in 2021 mainly due to increased production as mining progressed into the main ore body at the Damang Pit Cutback and a full year of commercial levels of production in 2021 as opposed to half a year in 2020 after completing the project stage. Gold sales at Asanko decreased by 11% from 109,700 ounces in 2020 to 97,200 ounces in 2021 mainly due to lower yield.
At Cerro Corona in Peru, copper sales increased by 7% from 24,114 tonnes in 2020 to 25,795 tonnes in 2021 due to higher grade processed, while gold sales decreased by 6% from 120,176 ounces in 2020 to 112,957 ounces in 2021 due to lower grade processed. Gold equivalent sales increased by 21% from 205,500 ounces in 2020 to 248,400 ounces in 2021 mainly due to the higher price factor. The price factor was 5.17 in 2021 compared to 3.5 in 2020. It is estimated that Cerro Corona lost approximately 20,000 ounces gold production due to Covid-19 related stoppages in 2021 compared to 46,000 ounces in 2020.
At the Australian operations, gold sales at St Ives decreased by 1% from 393,800 ounces in 2020 to 391,100 ounces in 2021. Agnew, gold sales decreased by 5% from 233,500 ounces in 2020 to 222,800 ounces in 2021 due to decreased ore tonnes processed, partially offset by an increase in yield. At Granny Smith, gold sales increased by 7% from 265,200 ounces in 2020 to 283,600 ounces in 2021 due to an increase in yield, partially offset by decreased ore tonnes processed. At Gruyere, gold sales decreased by 3% from 128,000 ounces in 2020 to 124,400 ounces in 2021 due to a decrease in grade of ore processed.
Cost of sales
Cost of sales, which comprises cost of sales before gold inventory change and amortisation and depreciation, gold inventory change and amortisation and depreciation, increased by 10% from US$2,150 million in 2020 to US$2,375 million in 2021. The reasons for this increase are described below.
Cost of sales before gold inventory change and amortisation and depreciation
Cost of sales before gold inventory change and amortisation and depreciation increased by 15% from US$1,555 million in 2020 to US$1,785 million in 2021 due to inflationary increases as well as a US$89 million effect of the strengthening of the South African Rand and the Australian Dollar.
At South Deep in South Africa, cost of sales before gold inventory change and amortisation and depreciation increased by 24% from R3,722 million (US$227 million) in 2020 to R4,618 million (US$312 million) in 2021. This increase of R896 million was mainly due to increased volumes mined as total tonnes mined increased by 42% and processed as well as inflationary increases.
At the Ghanaian operations (excluding Asanko), cost of sales before gold inventory change and amortisation and depreciation increased by 6% from US$528 million in 2020 to US$562 million in 2021. At Tarkwa, cost of sales before gold inventory change and amortisation and depreciation increased by 15% from US$295 million in 2020 to US$340 million in 2021 mainly driven by an increase in the contractor mining rate of 15% as well as inflationary increases. At Damang, cost of sales before gold inventory change and amortisation and depreciation decreased by 5% from US$233 million in 2020 to US$222 million in 2021 mainly due to a 8Mt decrease in operational waste tonnes mined due to physical space constraints as mining moved deeper into the pit.
Asanko is accounted for as an equity accounted investees and Gold Fields share of its cost of sales before gold inventory change and amortisation and depreciation is not included the Group cost of sales before gold inventory change and amortisation and depreciation. At Asanko, cost of sales before gold inventory change and amortisation and depreciation increased by 7% from US$107 million in 2020 to US$115 million in 2021 mainly due to an increase in ore mined and operational waste tonnes mined.

AFR-83

Management’s Discussion and Analysis of the Financial Statements continued

At Cerro Corona in Peru, cost of sales before gold inventory change and amortisation and depreciation increased by 20% from US$158 million in 2020 to US$190 million in 2021 mainly due to a 8Mt increase in operational waste tonnes mined. This is in line with the low-grade ore stockpiling strategy and the waste recovery plan implemented at the end of 2020, through the deployment of additional mining fleet and equipment. 3Mt of the 8Mt increase in operational waste tonnes related to the waste recovery plan.
At the Australian operations, cost of sales before gold inventory change and amortisation and depreciation increased by 3% from A$931 million (US$642 million) in 2020 to A$959 million (US$721 million) in 2021 mainly due to inflationary increases and additional processing cost associated with reliability projects at Gruyere. At St Ives, cost of sales before gold inventory change and amortisation and depreciation increased by 2% from A$349 million (US$241 million) in 2020 to A$357 million (US$268 million) in 2021 mainly due to increased volume mined at the underground mines, partially offset by decreased volume mined at the open pit as the transition to underground mining continued, as well as inflationary increases. At Agnew, cost of sales before gold inventory change and amortisation and depreciation decreased by 2% from A$228 million (US$157 million) in 2020 to A$224 million (US$168 million) in 2021 mainly due to reduced volumes mined and processed, partially offset by inflationary increases. At Granny Smith, cost of sales before gold inventory change and amortisation and depreciation increased by 3% from A$247 million (US$170 million) in 2020 to A$255 million (US$191 million) in 2021 mainly due to inflationary increases and increased mining cost at depth. At Gruyere, cost of sales before gold inventory change and amortisation and depreciation increased by 15% from A$107 million (US$73 million) in 2020 to A$123 million (US$93 million) in 2021 due to an 27% increase in ore tonnes mined, an increase in processing costs associated with plant reliability projects and inflationary increases.
Gold inventory change
The gold inventory credit to costs increased by 86% from US$66 million in 2020 to US$123 million in 2021.
The increase comprises the following:
At South Deep, the gold inventory charge to costs of R29 million (US$2 million) in 2020 compared with a credit to costs of R108 million (US$7 million) in 2021, due to a drawdown of gold-in-circuit in 2020 compared with a buildup of gold-in- circuit at the end of 2021.
At Tarkwa, the gold inventory charge to costs of US$2 million in 2020 compared with a credit to costs of US$30 million in 2021. In 2020 and 2021, Tarkwa supplemented ore feed to the plant with lower grade stockpile material. The credit relates to an increase in the cost base used in the calculation of inventory movements.
At Damang, the gold inventory credit to costs increased by 18% from US$61 million in 2020 to US$72 million in 2021, due to more lower grade ore tonnes added to the stockpile in 2021 compared to 2020.
At Asanko, the gold inventory credit to costs decreased by 62% from US$13 million in 2020 to US$5 million in 2021, due to a higher buildup of stockpiles in 2020 as a result of higher stockpiled material and higher gold on hand in 2020 compared to 2021.
At Cerro Corona, the gold inventory credit to costs increased by 250% from US$4 million in 2020 to US$14 million in 2021, both due to a buildup of stockpiles in line with the new life extension plan in which ore will be stockpiled for the first few years until the in-pit tailings process commences.
At St Ives, the credit to costs of A$10 million (US$7 million) in 2020 compared to a charge to costs of A$7 million (US$5 million) in 2021, due to a buildup of stockpiles in 2020 compared to a drawdown of stockpiles in 2021.
At Agnew, the charge to costs decreased by 25% from A$8 million (US$5 million) in 2020 to A$6 million (US$4 million) in 2021, both due to a drawdown of stockpiles.
At Granny Smith, the credit to costs of A$5 million (US$3 million) in 2020 compared to a charge to costs of A$3 million (US$2 million) in 2021, due to a buildup of gold-in-circuit in 2020 compared to a drawdown of gold-in-circuit in 2021.
At Gruyere, the credit to costs increased from A$nil (US$nil) in 2020 to A$15 million (US$11 million) in 2021, due to a placing of approximately 900kt of ore on the stockpiles in 2021.

AFR-84

Amortisation and depreciation
Amortisation and depreciation is calculated on the units-of-production method and is based on current gold production as a percentage of total expected gold production over the lives of the different mines based on proved and probable reserves.
The table on the following page depicts the changes from 31 December 2020 to 31 December 2021 for proved and probable managed gold equivalent reserves and for the life-of-mine for each operation and the resulting impact on the amortisation charge in 2021. The amortisation in 2021 was based on the reserves as at 31 December 2020. The life-of-mine information is based on the operations reserve life of mine models. In basic terms, amortisation is calculated using the life-of-mine for each operation, which is based on: (1) the proved and probable reserves for the operation at the start of the relevant year; and (2) the amount of gold produced/mined by the operation during the year. The ore reserve statement as at 31 December 2021 became effective on 1 January 2022.

	Proved and probable mineral reserves as of			Life-of-mine		Amortisation for the year ended
	31 December 2021 ’000oz	31 December 2020 ’000oz	31 December 2019 ’000oz	31 December 2021 years	31 December 2020 years	31 December 2021 US$ million	31 December 2020 US$ million

South Africa region
South Deep[1]	32,188	34,800	32,800	80	86	43.0	29.1
West Africa region
Tarkwa[2]	5,804	6,100	5,900	14	14	172.3	168.2
Damang[3]	637	1,000	1,300	4	5	92.6	75.6
South America region
Cerro Corona[4]	2,025	2,586	3,000	9	10	88.3	77.6
Salares Norte	3,821	4,049	4,049	11	12	—	—
Australia region
St Ives	2,412	2,700	2,300	9	8	85.1	113.4
Agnew	1,013	900	800	6	5	64.8	65.6
Granny Smith	2,216	2,200	2,100	11	10	72.2	61.2
Gruyere[5]	2,226	1,700	1,800	12	9	77.5	58.5
Corporate and other	—	—	—	—	—	17.4	12.0
Total reserves[6]	52,342	56,035	54,049			713.2	661.3
1As of 31 December 2019, 31 December 2020 and 31 December 2021, 90.7%, 90.5% and 90.5% of mineral reserves amounting to 29.763 million ounces, 31.538 million ounces and 29,129 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to future non-controlling shareholders in the South Deep operation in terms of the South Deep BEE transaction.
2As of 31 December 2019, 31 December 2020 and 31 December 2021, 90% of mineral reserves amounting to 5.305 million ounces, 5.486 million ounces and 5,224 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to non-controlling shareholders in the Tarkwa operation.
3As of 31 December 2019, 31 December 2020 and 31 December 2021, 90% of mineral reserves amounting to 1.214 million ounces, 0.928 million ounces and 0.573 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to non-controlling shareholders in the Damang operation. Damang has commenced studies on a further Damang pit cutback, which has the potential to extend the life-of-mine beyond 2025 by a further four years.
4As of 31 December 2019, 31 December 2020 and 31 December 2021, 99.53% of mineral reserves amounting to 2.984 million ounces, 2.574 million ounces and 2,015 million ounces of equivalent gold were attributable to Gold Fields, with the remainder attributable to non-controlling shareholders in the Cerro Corona operation.
5As of 31 December 2019, 31 December 2020 and 31 December 2021, mineral reserves at Gruyere represent the 50% portion attributable to Gold Fields only.
6As of 31 December 2019, 31 December 2020 and 31 December 2021, reserves of 52.384 million ounces, 52.061 million ounces and 48,630 million ounces of equivalent gold, respectively, were attributable to Gold Fields, with the remainder attributable to non-controlling shareholders in the Ghanaian, Peruvian and South African operations.
Amortisation and depreciation increased by 8% from US$661 million in 2020 to US$713 million in 2021 mainly due to a US$29 million effect of the strengthening of the South African Rand and the Australian Dollar.
At South Deep in South Africa, amortisation and depreciation increased by 34% from R476 million (US$29 million) in 2020 to R636 million (US$43 million) in 2021 due to 36% higher ounces mined and higher capital expenditure.
At the Ghanaian operations (excluding Asanko), amortisation and depreciation increased by 9% from US$244 million in 2020 to US$265 million in 2021. Tarkwa increased by 2% from US$168 million in 2020 to US$172 million in 2021 mainly due to higher capital expenditure in 2021. Damang increased by 22% from US$76 million in 2020 to US$93 million in 2021 mainly due to the 17% higher ounces mined in the Damang Pit Cutback in 2021 as well a shorter reserve life.

AFR-85

Management’s Discussion and Analysis of the Financial Statements continued

At Cerro Corona in Peru, amortisation and depreciation increased by 13% from US$78 million in 2020 to US$88 million mainly due to 10% higher ounces mined as well as a shorter reserve life.
At the Australian operations, amortisation and depreciation decreased by 8% from A$433 million (US$299 million) in 2020 to A$398 million (US$300 million) in 2021. At St Ives, amortisation and depreciation decreased by 32% from A$165 million (US$113 million) in 2020 to A$113 million (US$85 million) in 2021 mainly due to a 21% decrease in open pit ounces mined and an increase in reserve life, partially offset by a 3% increase in underground ounces mined. At Agnew, amortisation and depreciation decreased by 9% from A$95 million (US$66 million) in 2020 to A$86 million (US$65 million) in 2021 mainly due to lower ounces mined at New Holland. At Granny Smith, amortisation and depreciation increased by 8% from A$89 million (US$61 million) in 2020 to A$96 million (US$72 million) in 2021 mainly due to a 4% higher gold mined and an increased cost base with the development of the second decline. At Gruyere, amortisation and depreciation increased by 21% from A$85 million (US$59 million) in 2020 to A$103 million (US$78 million) in 2021 due a 11% higher ounces mined and due to the mining of stage 2 of the pit in 2021 which has a higher unit rate as the mine gets deeper.
All-in sustaining and total all-in costs
The following table sets out for each operation and the Group, total gold sales in ounces, all-in sustaining costs and total all-in costs, net of by-product revenue, in US$/oz for 2021 and 2020:

	2021			2020
Figures in thousands unless otherwise stated	Gold only ounces sold	All-in sustaining costs – US$/oz	Total all-in costs – US$/oz	Gold only ounces sold	All-in sustaining costs – US$/oz	Total all-in costs – US$/oz

South Deep	292.6	1,310	1,379	226.9	1,237	1,260
South African operation	292.6	1,310	1,379	226.9	1,237	1,260
Tarkwa	521.7	1,155	1,155	526.3	1,017	1,017
Damang	254.4	802	852	223.0	1,008	1,035
Asanko[1]	97.2	1,431	1,559	109.7	1,114	1,316
Ghanaian operations	873.3	1,083	1,112	858.9	1,027	1,060
Cerro Corona[2]	113.0	(34)	230	120.2	484	715
Peruvian operation	113.0	(34)	230	120.2	484	715
St Ives	391.1	1,006	1,040	393.8	843	873
Agnew	222.8	1,164	1,308	233.5	1,017	1,053
Granny Smith	283.6	1,033	1,161	265.2	938	1,010
Gruyere – 50%	124.4	1,146	1,158	128.0	921	931
Australian operations	1,021.9	1,065	1,146	1,020.5	917	957
Total Group (including Asanko)	2,300.8	1,063	1,297	2,226.4	977	1,079
Total Group (excluding Asanko)	2,203.6	1,047	1,285	2,116.7	970	1,067
All-in costs are calculated in accordance with the World Gold Council Industry standard. Refer to pages 69 to 74 for detailed calculations and discussion of AIC.
1Equity-accounted joint venture.
2Gold sold at Cerro Corona excludes copper equivalents of 135,443 ounces in 2020 and 85,324 ounces in 2020.
Figures above may not add as they are rounded independently.
AISC and AIC
AISC net of by-product revenues (including Asanko) increased by 9% from US$977 per ounce of gold in 2020 to US$1,063 per ounce of gold in 2021, mainly due to higher sustaining capital expenditure, higher cost of sales before amortisation and depreciation and higher royalties (due to higher gold price realised), partially offset by higher gold sold. AIC net of by-product revenues (including Asanko) increased by 20% from US$1,079 per ounce of gold in 2020 to US$1,297 per ounce of gold in 2021 due to higher cost of sales before amortisation and depreciation, higher sustaining and non-sustaining capital expenditure and higher royalties, partially offset by higher gold sold.

AFR-86

AISC net of by-product revenues (excluding Asanko) increased by 8% from US$970 per ounce of gold in 2020 to US$1,047 per ounce of gold in 2021, mainly due to higher sustaining capital expenditure, higher cost of sales before amortisation and depreciation and higher royalties (due to higher gold price realised), partially offset by higher gold sold. AIC net of by-product revenues (excluding Asanko) increased by 20% from US$1,067 per ounce of gold in 2020 to US$1,285 per ounce of gold in 2021 due to higher cost of sales before amortisation and depreciation, higher sustaining and non-sustaining capital expenditure and higher royalties, partially offset by higher gold sold.
At South Deep in South Africa, all-in sustaining costs decreased by 4% from R651,514 per kilogram (US$1,237 per ounce) in 2020 to R622,726 per kilogram (US$1,310 per ounce) in 2021 due to higher gold sold, partially offset by higher cost of sales before amortisation and depreciation mainly due to inflation and higher sustaining capital expenditure. The total all-in cost decreased by 1% from R663,635 per kilogram (US$1,260 per ounce) in 2020 to R655,826 per kilogram (US$1,379 per ounce) in 2021 due to the same reasons for all-in sustaining costs as well as higher non-sustaining capital expenditure.
At the Ghanaian operations, all-in sustaining costs increased by 5% from US$1,027 per ounce in 2020 to US$1,083 per ounce in 2021 and total all-in cost increased by 5% from US$1,060 per ounce in 2020 to US$1,112 per ounce in 2021. At Tarkwa, all-in sustaining costs and total all-in costs increased by 14% from US$1,017 per ounce in 2020 to US$1,155 per ounce in 2021 due to higher capital expenditure, lower gold sold and higher cost of sales before amortisation and depreciation. Both capital and operating expenditure include a contractor mining rate adjustment in 2021. At Damang, all-in sustaining costs decreased by 20% from US$1,008 per ounce in 2020 to US$802 per ounce in 2021 due to lower cost of sales before amortisation and depreciation and higher gold sold, partially offset by higher sustaining capital expenditure. All-in costs decreased by 18% from US$1,035 per ounce in 2020 to US$852 per ounce in 2021 due to the same reasons for all-in sustaining costs. At Asanko, all-in sustaining costs increased by 28% from US$1,114 in 2020 to US$1,431 per ounce in 2021 due to an increase in cost of sales before amortisation and depreciation and lower gold sold. All-in costs increased by 18% from US$1,316 in 2020 to US$1,559 in 2021 due to the same reasons for all-in sustaining costs, partially offset by lower non-sustaining capital expenditure.
At Cerro Corona in Peru, all-in sustaining costs decreased by 107% from a cost of US$484 per ounce in 2020 to a credit of US$34 per ounce in 2021 mainly as a result of higher by-product credits due to a higher copper price and content sold. All-in cost per ounce decreased by 68% from US$715 per equivalent ounce in 2020 to US$230 per equivalent ounce in 2021 mainly due to the same reasons for all-in sustaining cost. All-in cost per equivalent ounce decreased by 7% from US$1,119 per equivalent ounce in 2020 to US$1,040 per equivalent ounce in 2021 mainly due to higher equivalent ounces sold and higher gold inventory credit as a result of higher build-up of low grade stockpile in 2021, partially offset by higher waste tonnes mined and higher capital expenditure.
At the Australian operations, all-in sustaining costs increased by 7% from A$1,331 per ounce (US$917 per ounce) in 2020 to A$1,418 per ounce (US$1,065 per ounce) in 2021. All-in costs increased by 10% from A$1,388 per ounce (US$957 per ounce) in 2020 to A$1,526 per ounce (US$1,146 per ounce) in 2021. At St Ives, all-in sustaining costs increased by 9% from A$1,223 per ounce (US$843 per ounce) in 2020 to A$1,339 per ounce (US$1,006 per ounce) in 2021 mainly due to higher sustaining capital expenditure and increased underground production costs. All-in costs increased by 9% from A$1,266 per ounce (US$873 per ounce) in 2020 to A$1,385 per ounce (US$1,040 per ounce) in 2021 mainly due to the same reasons for all-in sustaining costs. At Agnew, all-in sustaining costs increased by 5% from A$1,475 per ounce (US$1,017 per ounce) in 2020 to A$1,550 per ounce (US$1,164 per ounce) in 2021 due to lower gold sold and higher sustaining capital expenditure, partially offset by lower production cost driven by reduced ore tonnes mined and processed. All-in costs increased by 14% from A$1,528 per ounce (US$1,053 per ounce) in 2020 to A$1,741 per ounce (US$1,308 per ounce) in 2021 due to the same reasons for all-in sustaining costs and higher non-sustaining capital expenditure. At Granny Smith, all-in sustaining costs increased by 1% from A$1,360 per ounce (US$938 per ounce) in 2020 to A$1,376 per ounce (US$1,033 per ounce) in 2021 due to higher sustaining capital expenditure and higher cost of sales before amortisation and depreciation, partially offset by increased gold sold. All-in costs increased by 5% from A$1,465 per ounce (US$1,010 per ounce) in 2020 to A$1,545 per ounce (US$1,161 per ounce) in 2021 mainly due to the same reasons for all-in sustaining costs and higher non-sustaining capital. At Gruyere, all-in sustaining costs increased by 14% from A$1,337 per ounce (US$921 per ounce) in 2020 to A$1,525 per ounce (US$1,146 per ounce) in 2021 due to lower gold sold and a A$15 million (US$11 million) increase in processing costs associated with plant reliability projects, as well as increased sustaining capital expenditure. All-in costs increased by 14% from A$1,350 per ounce (US$931 per ounce) in 2020 to A$1,541 per ounce (US$1,158 per ounce) in 2021 due to the same reasons as all-in sustaining costs.

AFR-87

Management’s Discussion and Analysis of the Financial Statements continued

Investment income
Income from investments decreased by 11% from US$9 million in 2020 to US$8 million in 2021. The increase was mainly due to lower cash balances in 2021.
The investment income in 2021 of US$8 million comprised US$1 million interest on monies invested in the South African rehabilitation trust fund and US$7 million interest on other cash and cash equivalent balances
The investment income in 2020 of US$9 million comprised US$1 million interest on monies invested in the South African rehabilitation trust fund and US$8 million interest on other cash and cash equivalent balances.
Interest received on the South African rehabilitation trust fund remained flat at US$1 million.
Interest on other cash balances decreased by 13% from US$8 million in 2020 to US$7 million in 2021 mainly due to lower cash balances in 2021.
Finance expense
Finance expense decreased by 20% from US$127 million in 2020 to US$101 million in 2021.
The finance expense of US$101 million in 2021 comprised US$9 million relating to the accretion of the environmental rehabilitation liability, US$1 million relating to the unwinding of the silicosis provision, US$24 million lease interest and US$80 million on various Group borrowings, partially offset by borrowing costs capitalised of US$13 million.
The finance expense of US$127 million in 2020 comprised US$11 million relating to the accretion of the environmental rehabilitation liability, US$2 million relating to the unwinding of the silicosis provision, US$22 million lease interest and US$105 million on various Group borrowings, partially offset by borrowing costs capitalised of US$13 million.
The environmental rehabilitation liability accretion expense decreased by 18% from US$11 million in 2020 to US$9 million in 2021 due to a lower inflation rate used in the 2020 calculation.
The unwinding of the silicosis provision decreased by 50% from US$2 million in 2020 to US$1 million in 2021 due to a change in the expected timing of the cash flows.
The interest expense on lease liability increased by 9% from US$22 million in 2020 to US$24 million in 2021 due to additional leases capitalised in 2021.
Below is an analysis of the components making up the interest on the various Group borrowings, stated on a comparative basis:

	United States Dollar
Figures in millions unless otherwise stated	2021	2020

Interest on borrowings to fund capital expenditure and operating costs at the South African operation	2	2
Interest on US$1 billion notes issue	—	24
Interest on US$500 million 5-year notes issue	26	27
Interest on US$500 million 10-year notes issue	31	32
Interest on US$100 million revolving senior secured credit facility	2	2
Interest on US$150 million revolving senior secured credit facility	3	3
Interest on A$500 million syndicated revolving credit facility	7	7
Interest on US$1,200 million term loan and revolving credit facilities	8	8
Other interest charges	1	—
	80	105

AFR-88

Interest on borrowings to fund capital expenditure and operating costs at the South African operation remained flat at US$2 million. The Rand facilities are fully undrawn and the expense relates to commitment fees.
Interest on the US$1 billion notes issue was US$nil in 2021 compared to US$24 million in 2020. The US$1 billion notes were repaid on 7 October 2020, the date of maturity of the notes.
Interest on the US$500 million 5-year notes issue and US$500 million 10-year notes issue decreased by 4% and 3% from US$27 million and US$32 million in 2020 to US$26 million and US$31 million in 2021, respectively.
Interest on the US$100 million term revolving senior secured credit facility remained flat at US$2 million. The facility was repaid in full in 2019 and the expense relates to commitment fees.
Interest on the US$150 million revolving senior secured credit facility remained flat at US$3 million.
Interest on the A$500 million syndicated revolving credit facility remained flat at US$7 million.
Interest on the US$1,200 million term loan and revolving credit facilities remained flat at US$8 million.
Capitalised interest remained flat at US$13 million in 2021. The interest was capitalised in terms of IAS 23 Borrowing Costs. IAS 23 requires capitalisation of borrowing costs whenever general or specific borrowings are used to finance qualifying projects. The qualifying project in 2021 was the Salares Norte project (US$13 million). The qualifying projects in 2020 were the Damang reinvestment project (US$12 million) and the Salares Norte project (US$1 million). The Salares Norte project was approved by the Board and capital expenditure commenced in April 2020. An average interest capitalisation rate of 5.9% (2020: 4.4%) was applied.
Loss on financial instruments
The loss on financial instruments decreased by 58% from US$239 million in 2020 to US$100 million in 2021.
The loss on financial instrument of US$100 million in 2021 comprised:

		United States Dollar
Figures in millions unless otherwise stated	Unrealised (losses)/gains and prior year mark-to- market reversals	Realised (losses)/ gains	Total (losses)/ gains

Ghana oil hedge	13	—	13
Peru copper hedge	14	(46)	(32)
Australia gold hedge	6	(31)	(25)
Australia oil hedge	7	1	8
Salares Norte foreign currency hedge	(93)	33	(60)
Maverix warrants – loss on fair value	(4)	—	(4)
	(57)	(43)	(100)

AFR-89

Management’s Discussion and Analysis of the Financial Statements continued

The loss on financial instrument of US$239 million in 2020 comprised:

		United States Dollar
Figures in millions unless otherwise stated	Unrealised (losses)/gains and prior year mark-to-market reversals	Realised (losses)/ gains	Total (losses)/ gains

South Deep gold hedge	11	(96)	(85)
Ghana gold hedge	36	(114)	(78)
Ghana oil hedge	(10)	(7)	(17)
Peru copper hedge	(14)	—	(14)
Australia gold hedge	71	(201)	(130)
Australia oil hedge	(6)	(3)	(9)
Salares Norte foreign currency hedge	86	5	91
Maverix warrants – gain on fair value	1	—	1
Other	2	—	2
	177	(416)	(239)
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
At 31 December 2020, the mark-to-market value on the hedge was Rnil (US$nil) as all instruments had matured with a realised loss of R1,563 million (US$96 million), partially offset by an unrealised gain and prior year mark-to-market reversals of R176 million (US$11 million) for the year ended 31 December 2020.
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
At 31 December 2020, the mark-to market value on the hedge was US$nil as all the instruments matured, with a realised loss of US$114, partially offset by an unrealised gain and prior year mark-to-market reversals of US$36 million for the year ended 31 December 2020.

AFR-90

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
At 31 December 2021, the mark-to-market value on the hedge was a positive US$3 million (2020: negative US$10 million) with a realised gain of US$nil (2020: loss of US$7 million) and an unrealised gain of US$13 million (2020: loss of US$10 million).
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
At 31 December 2021, the hedge had matured (2020: the mark-to-market negative valuation of 2020: US$14 million), with a realised loss of US$46 million (2020: US$nil), offset by an unrealised gain of US$14 million (2020: loss of US$14 million).
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
At 31 December 2021, the hedge had matured (2020: mark-to-market positive valuation of A$36 million US$27 million)) with a realised loss of A$42 million (US$31 million) (2020: A$292 million (US$201 million)), partially offset by an unrealised gain and prior year mark-to-market reversals of AUS$8 million (US$6 million) (2020: A$104 million (US$71 million)) for the year ended 31 December 2021.

AFR-91

Management’s Discussion and Analysis of the Financial Statements continued

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
At 31 December 2021, the mark-to-market value on the hedge was a positive A$3 million (US$2 million) (2020: negative A$7 million (US$5 million)) with a realised gain of A$1 million (US$1 million) (2020: loss of A$5 million (US$3 million)) and an unrealised gain of A$9 million (US$7 million) (2020: A$8 million (US$6 million)) for the year ended 31 December 2021.
Salares Norte
In March 2020, a total notional amount of US$544.5 million was hedged at a rate of CLP/US$836.45 for the period July 2020 to December 2022.
At 31 December 2021, the mark-to-market value on the hedge was a negative US$7 million (2020: positive US$86 million) with a realised gain of US$33 million (2020: US$5 million) and an unrealised loss of US$93 million (2020: gain of US$86 million) for the year ended 31 December 2020.
Maverix warrants
The loss of US$4 million in 2021 compared to a gain of US$1 million in 2020 and reflected the change in fair value of the warrants.
Foreign exchange (loss)/gain
The foreign exchange loss of US$2 million in 2021 compared with a gain of US$9 million in 2020.
These gains or losses on foreign exchange related to the conversion of offshore cash holdings into their functional currencies. The exchange loss of US$2m in 2021 is mainly due to the strengthening of the Peruvian Soles and Chilean Peso, partially offset by the weakening of the Ghanaian Cedi. The gain of US$9 million in 2020 was mainly due to the weakening of the Ghanaian Cedi.
Other costs, net
Other costs, net increased by 308% from US$12 million in 2020 to US$49 million in 2021 mainly due to higher rehabilitation expense in 2021 and US$24 million income related to the Salares VAT claim in 2020.
The costs in 2021 are mainly made up of:
•Social contributions and sponsorships of US$18 million;
•Offshore structure costs of US$15 million;
•Donations of US$1 million made to various bodies in response to Covid-19; and
•Rehabilitation expense of US$11 million as a result of changes in estimates relating to the provision for environmental rehabilitation costs recognised in profit or loss.
The costs in 2020 are mainly made up of:
•Social contributions and sponsorships of US$14 million;
•Offshore structure costs of US$14 million;
•Donations of US$3 million made to various bodies in response to Covid-19;
•US$5 million related to the capital raising in February 2020;
•Damang contract termination costs of US$1 million; and
•Rehabilitation expense of US$2 million as a result of changes in estimates relating to the provision for environmental rehabilitation costs recognised in profit or loss.

AFR-92

The above were partially offset by the following:
•US$24 million income related to a submission of VAT claims for expenses incurred from 2010 to June 2020 at Salares Norte to the Chilean tax authority which become claimable from the commencement of construction in 2020.
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
Share-based payments decreased by 13% from US$15 million in 2020 to US$13 million in 2021 mainly due to lower forecast vesting percentages of the scheme. The corresponding entry for the share-based payment expense was the share-based payment reserve within shareholders’ equity.
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
The LTIP expense decreased by 43% from US$51 million in 2020 to US$29 million in 2021 due to the current mark-to-market valuation of the plan reflecting forecast performance.
Exploration expense
The exploration expense increased by 22% from US$50 million in 2020 to US$61 million in 2021.

	United States Dollar
Figures in millions unless otherwise stated	2021	2020

Australia	21	17
Salares Norte	27	30
Peru	2	1
Ghana	10	—
Exploration office costs	1	2
Total exploration expense	61	50
In 2021, Australia spent US$59 million on exploration of which US$21 million was expensed in the income statement.
In 2020, Australia spent US$50 million on exploration of which US$17 million was expensed in the income statement.

AFR-93

Management’s Discussion and Analysis of the Financial Statements continued

Share of results of equity-accounted investees, net of taxation
The loss of share of results of equity-accounted investees, net of taxation increased by 967% from US$3 million in 2020 to US$32 million in 2020.

	United States Dollar
Figures in millions unless otherwise stated	2021	2020

Far South East Resources Incorporated (“FSE”)	(2)	(2)
Asanko Gold Inc (“Asanko”)	(29)	(1)
Asanko - profit before impairment	24	49
Asanko - impairment	(53)	(50)
Lunnon Metals Limited ("Lunnon")	(1)	—
Total share of result of equity-accounted investees, net of taxation	(32)	(3)
FSE’s share of results of equity-accounted investees, net of taxation remained flat at a loss of US$2 million.
Asanko’s share of results of equity-accounted investees, net of taxation was a loss of US$1 million in 2020 compared to a loss of US$29 million in 2021. The decrease in Asanko’s profit before impairment is mainly due to the lower production in 2021. The share of results of equity-accounted investees – impairment of Asanko related to an impairment of US$53m of the Asanko gold mine following the identification of an impairment trigger. Due to the re-evaluation of the geological modelling by our JV partner, Galiano, which is still not complete, Gold Fields is still not in a position to provide a reserve and resource estimate for Asanko as at 31 December 2021. Taking this into consideration, management has modelled various scenarios for the Asanko Life of Mine (LoM) in order to determine their best estimates of the future cash flows of the Asanko gold mine. The various LoM scenario runs were undertaken in an attempt to model Asanko’s future cash flows in the absence of a revised Resource and Reserve for 31 December 2021. These scenarios are based on the pre-feasibility study completed in 2019, in order to declare a Reserve at 31 December 2019, but were modified where appropriate to reflect prevailing circumstances
During 2021, Gold Fields acquired 31.65% in Lunnon and recognised a share of loss for the year of US$1 million.
Restructuring costs
Restructuring costs decreased by 50% from US$2 million in 2020 to US$1 million in 2021. The cost in 2021 relates mainly to the separation packages at Tarkwa and the cost in 2020 relates mainly to separation packages at St Ives and Tarkwa.
Silicosis settlement costs
Silicosis settlement costs charge of US$nil in 2020 compared to a credit of US$1 million in 2021.
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
During 2021, reversal of costs of US$1 million, related to a change in the expected timing of the cash flows and an increase in the discount rate.
Impairment, net of reversal of impairment of investments and assets
Impairment, net of reversal of impairment of investments and assets was a net reversal of impairment of US$51 million in 2020 compared to an impairment of US$42 million in 2021.

AFR-94

	United States Dollar
Figures in millions unless otherwise stated	2021	2020

Cerro Corona redundant assets	2	1
Capitalised exploration costs at St Ives	10	—
Damang drilling costs	—	10
Impairment/(reversal of impairment) – FSE	31	(62)
	43	(51)
The impairment of US$43 million in 2021 comprised of:
•US$2 million impairment of redundant assets at Cerro Corona;
•US$10 million impairment of capitalised exploration costs at St Ives based on technical and economic parameters of various studies; and
•impairment of FSE of US$31 million based on the fair value less cost of disposal of the investment which was indirectly derived from the market value of Lepanto Consolidated Mining Company.
The net reversal of impairment of US$51 million in 2020 comprised of:
•US$1 million impairment of redundant assets at Cerro Corona;
•US$10 million impairment of drilling costs at Damang. Based on technical and economic parameters of various studies, all assets related to the Amoanda-Tomento corridor were impaired, offset by:
•net reversal of impairment of FSE of US$62 million which is limited to previous impairments recognised. The reversal of impairment of FSE was based on the fair value less cost of disposal of the investment which was indirectly derived from the market value of Lepanto Consolidated Mining Company.
Ghana expected credit loss
Ghana expected credit loss ("ECL") increased by 41% from US$29 million in 2020 to US$41 million in 2021.
The ECL of US$41 million in 2021 was raised against a contractor loan receivable of US$68 million. Due to issues with fleet availability at both Tarkwa and Damang, an agreement was entered into between Gold Fields and Engineers and Planners (“E&P”) to provide financial assistance to E&P in order to procure new fleet in 2020.
The ECL of US$29 million in 2020 was raised against a receivable at 31 December 2020. The receivable related to the sale of mining fleet to a contractor at Tarkwa as part of the transition to contractor mining.
Profit/(loss) on disposal of assets
Profit on disposal of assets of US$9 million in 2021 compared to a loss of US$nil million in 2020. The profit in 2021 related mainly to the sale of redundant assets at South Deep and Australia.
Royalties
Royalties increased by 7% from US$105 million in 2020 to US$112 million in 2021 and are made up as follows:

	United States Dollar
Figures in millions unless otherwise stated	2021	2020

South Africa	3	2
Ghana	55	53
Peru	8	6
Australia	46	44
	112	105

AFR-95

Management’s Discussion and Analysis of the Financial Statements continued

The royalty in South Africa increased by 50% from US$2 million in 2020 to US$3 million in 2021 in line with the higher revenue. In South African Rand, the royalty increased by 15% from R33 million in 2020 to R38 million in 2021 in line with the increase in revenue.
The royalty in Ghana increased by 4% from US$53 million in 2020 to US$55 million in 2021 due to an increase in revenue in 2021.
The royalty in Peru increased by 33% from US$6 million in 2020 to US$8 million in 2021 due to an increase in operating profit in 2021.
The royalty in Australia increased by 5% from US$44 million in 2020 to US$46 million in 2021 mainly due to the strengthening of the Australian Dollar. In Australian Dollar, the royalty decreased by 5% from A$64 million in 2020 to A$61 million in 2021 in line with the decrease in revenue.
Mining and income tax
The mining and income tax charge decreased by 2% from US$433 million in 2020 to US$425 million in 2021.
The table below indicates Gold Fields’ effective tax rate in 2021 and 2020:

	United States Dollar
Figures in millions unless otherwise stated	2021	2020

Income and mining tax credit/(charge) (US$ million)	(425)	(433)
Effective tax rate (%)	33.9	36.8
In 2021, the effective tax rate of 33.9% was lower than the maximum South African mining statutory tax rate of 34% mainly due to the tax effect of the following:
•US$46 million adjustment to reflect the actual realised company tax rates in South Africa and offshore;
•US$16 million deferred tax on unremitted earnings at Tarkwa and Cerro Corona; and
•US$97 million deferred tax assets recognised at Salares Norte.
The above were offset by the following tax effected charges:
•US$4 million non-deductible share-based payments;
•US$10 million non-deductible exploration expense;
•US$11 million not recognised on FSE impairment;
•US$22 million non-deductible interest paid;
•US$11 million of non-taxable share of results of equity-accounted investees, net of taxation;
•US$1 million non-deductible fair value loss on Maverix warrants;
•US$30 million dividend withholding tax;
•US$27 million of net non-deductible expenditure and non-taxable income;
•US$9 million deferred tax movement on Peruvian Nuevo Sol devaluation against US Dollar;
•US$8 million of various Peruvian non-deductible expenses;
•US$12 million deferred tax assets not recognised at Cerro Corona;
•US$7 million deferred tax assets not recognised at Tarkwa and Damang; and
•USS$6 million prior year adjustments.
In 2020, the effective tax rate of 36.8% was higher than the maximum South African mining statutory tax rate of 34% mainly due to the tax effect of the following:
•US$46 million adjustment to reflect the actual realised company tax rates in South Africa and offshore;
•US$21 million recognised on reversal of FSE impairment;
•US$1 million deferred tax on unremitted earnings at Tarkwa and Cerro Corona; and
•US$13 million deferred tax assets recognised at Salares Norte.

AFR-96

The above were offset by the following tax effected charges:
•US$5 million non-deductible share-based payments;
•US$31 million non-deductible interest paid;
•US$1 million of non-taxable share of results of equity-accounted investees, net of taxation;
•US$6 million dividend withholding tax;
•US$1 million of net non-deductible expenditure and non-taxable income;
•US$8 million deferred tax movement on Peruvian Nuevo Sol devaluation against US Dollar;
•US$6 million of various Peruvian non-deductible expenses; and
•US$51 million deferred tax assets not recognised at Tarkwa and Damang.
Profit for the year
As a result of the factors discussed above, the profit increased by 11% from US$745 million in 2020 to US$830 million in 2021.
Profit attributable to owners of the parent
Profit attributable to owners of the parent increased by 9% from US$723 million in 2020 to US$789 million in 2021.
Profit attributable to non-controlling interests
Profit attributable to non-controlling interests increased by 82% from US$22 million in 2020 to US$40 million in 2021.
The non-controlling interest consists of Gold Fields Ghana Limited (Tarkwa) and Abosso Goldfields Limited (Damang) at 10% each at the end of 2021 and 2020, Gold Fields La Cima S.A. (Cerro Corona) at 0.47% at the end of 2021 and 2020 and Newshelf 899 (Proprietary) Limited (South Deep) at 3.57% at the end of 2021 and 2020.
On 6 December 2020, per the South Deep BEE transaction an economic interest of 3.57% in the South Deep mine vested to the BEE non-controlling interest holders.
The amount making up the non-controlling interest is shown below:

	2021	2020	2021	2020
	Non-controlling interest Effective*	Non-controlling interest Effective*	US$ million	US$ million

Gold Fields Ghana – Tarkwa	10.0%	10.0%	26	17
Abosso Goldfields – Damang	10.0%	10.0%	10	5
Gold Fields La Cima – Cerro Corona	0.47%	0.47%	—	—
Newshelf 899 – South Deep	3.57%	0.78%	4	—
			40	22
*Average for the year.
Basic earnings per share
As a result of the above, Gold Fields earnings increased by 9% from earnings of US$0.82 per share in 2020 to US$0.89 per share in 2021.
Normalised profit attributable to owners of the parent
Normalised profit attributable to owners of the parent is considered an important measure by Gold Fields of the profit realised by the Group in the ordinary course of operations. In addition, it forms the basis of the dividend pay-out policy. Normalised profit is defined as profit excluding gains and losses on foreign exchange, financial instruments and non-recurring items after taxation and non-controlling interest effect.
Normalised profit attributable to owners of the parent increased by 6% from US$879 million or US$1.00 per share in 2020 to US$929 million or US$1.05 per share in 2021.

AFR-97

Management’s Discussion and Analysis of the Financial Statements continued

Normalised profit attributable to owners of the parent reconciliation for the Group is calculated as follows:

	United States Dollar
Figures in millions unless otherwise stated	2021	2020

Profit for the year attributable to owners of the parent	789	723
Non-recurring items[1]	89	(34)
Tax effect of non-recurring items	(4)	(6)
Non-controlling interest effect of non-recurring items	(4)	(4)
Share of results of equity-accounted investees – Asanko impairment	53	50
Loss/(gain) on foreign exchange	2	(9)
Tax effect of gain on foreign exchange	1	2
Non-controlling interest effect of gain on foreign exchange	1	1
Loss on financial instruments	100	239
Tax effect of loss on financial instruments	(12)	(76)
Non-controlling interest effect of loss on financial instruments	1	(7)
Salares Norte deferred tax asset raised	(87)	—
Normalised profit attributable to owners of the parent	929	879
1Non-recurring items are considered unusual and not expected during regular business operations and comprise the following:

	United States Dollar
Figures in millions unless otherwise stated	2021	2020

Profit on the sale of assets	(9)	—
Impairment of assets (2020: reversal of impairment, net of reversal)	41	(51)
Restructuring costs	1	2
Rehabilitation adjustments	11	2
Ghana expected credit losses	41	29
Salares VAT	—	(24)
Other non-recurring items	4	8
Total non-recurring items	89	(34)
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

AFR-98

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

	2020			2019
	Revenue US$ million	Gold sold ’000oz	Gold produced ’000oz	Revenue US$ million	Gold sold ’000oz	Gold produced ’000oz

South Deep	400.1	226.9	226.9	314.8	222.1	222.1
Tarkwa	927.7	526.3	526.3	720.4	519.1	519.1
Damang	400.8	223.0	223.0	288.3	208.4	208.4
Asanko[1]	188.2	109.7	112.5	153.3	112.0	113.0
Cerro Corona	368.8	205.5	207.1	399.0	296.9	292.7
St Ives	691.4	393.8	384.9	505.0	363.3	370.6
Agnew	411.5	233.5	233.3	304.6	219.6	219.4
Granny Smith	466.4	265.2	269.6	383.8	274.8	274.8
Gruyere – 50%	225.4	128.0	129.1	51.2	33.7	49.5
Total Group (including Asanko)	4,080.2	2 ,311. 8	2,312.4	3,120.4	2,249.8	2,269.5
Total Group (excluding Asanko)	3,892.1	2,202.1	2,200.0	2,967.1	2,137.8	2,156.5
1    Equity-accounted joint venture. Included above for information only, not included in revenue for the Group.
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

AFR-99

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

AFR-100

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

AFR-101

Management’s Discussion and Analysis of the Financial Statements continued

	Proved and probable mineral reserves as of			Life-of-mine		Amortisation for the year ended
	31 December 2020 ’000oz	31 December 2019 ’000oz	31 December 2018 ’000oz	31 December 2020 years	31 December 2019 years	31 December 2020 US$ million	31 December 2019 US$ million

South Africa region
South Deep[1]	34,800	32,800	32,800	86	75	29.1	32.9
West Africa region
Tarkwa[2]	6,100	5,900	5,800	14	14	168.2	181.8
Damang[3]	1,000	1,300	1,600	5	6	75.6	53.9
South America region
Cerro Corona[4]	2,586	3,000	3,400	10	13	77.6	92.6
Salares Norte	4,049	4,049	4,049	12	11.5	—	—
Australia region
St Ives	2,700	2,300	1,700	8	9	113.4	105.0
Agnew	900	800	600	5	4	65.6	62.9
Granny Smith	2,200	2,100	2,200	10	13	61.2	55.4
Gruyere[5]	1,700	1,800	1,900	9	11	58.5	14.5
Corporate and other	—	—	—	—	—	12.0	11.0
Total reserves[6]	56,035	54,049	54,049			661.3	610.0
1    As of 31 December 2018, 31 December 2019 and 31 December 2020, 90.8%, 90.7% and 90.5% of mineral reserves amounting to 29.772 million ounces, 29.763 million ounces and 31.538 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to future non-controlling shareholders in the South Deep operation in terms of the South Deep BEE transaction.
2    As of 31 December 2018, 31 December 2019 and 31 December 2020, 90% of mineral reserves amounting to 5.200 million ounces, 5.305 million ounces and 5.486 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to non-controlling shareholders in the Tarkwa operation.
3    As of 31 December 2018, 31 December 2019 and 31 December 2020, 90% of mineral reserves amounting to 1.454 million ounces, 1.214 million ounces and 0.928 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to non-controlling shareholders in the Damang operation. Damang has commenced studies on a further Damang pit cutback, which has the potential to extend the life-of-mine beyond 2025 by a further four years.
4    As of 31 December 2018, 31 December 2019 and 31 December 2020, 99.53% of mineral reserves amounting to 3.342 million ounces, 2.984 million ounces and 2.574 million ounces of equivalent gold were attributable to Gold Fields, with the remainder attributable to non-controlling shareholders in the Cerro Corona operation.
5    As of 31 December 2018, 31 December 2019 and 31 December 2020, mineral reserves at Gruyere represent the 50% portion attributable to Gold Fields only.
6    As of 31 December 2018, 31 December 2019 and 31 December 2020, reserves of 50.258 million ounces, 52.384 million ounces and 52.061 million ounces of equivalent gold, respectively, were attributable to Gold Fields, with the remainder attributable to non-controlling shareholders in the Ghanaian and Peruvian operations.
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

AFR-102

All-in sustaining and total all-in costs
The following table sets out for each operation and the Group, total gold sales in ounces, all-in sustaining costs and total all-in costs, net of by-product revenue, in US$/oz for 2020 and 2019:

	2020			2019
Figures in thousands unless otherwise stated	Gold only ounces sold	All-in sustaining costs – US$/oz	Total all-in costs – US$/oz	Gold only ounces sold	All-in sustaining costs – US$/oz	Total all-in costs – US$/oz

South Deep	226.9	1,237	1,260	222.1	1,259	1,259
South African operation	226.9	1,237	1,260	222.1	1,259	1,259
Tarkwa	526.3	1,017	1,017	519.1	958	958
Damang	223.0	1,008	1,035	208.4	809	1,147
Asanko[1]	109.7	1,114	1,316	112.0	1,112	1,214
Ghanaian operations	858.9	1,027	1,060	839.5	942	1,039
Cerro Corona[2]	120.2	484	715	159.7	381	472
Peruvian operation	120.2	484	715	159.7	381	472
St Ives	393.8	843	873	363.3	818	963
Agnew	233.5	1,017	1,053	219.6	967	1,152
Granny Smith	265.2	938	1,010	274.8	752	922
Gruyere – 50%	128.0	921	931	33.7	683	684
Australian operations	1,020.5	917	957	891.4	829	986
Total Group (including Asanko)	2,226.4	977	1,079	2,112.6	897	1,064
Total Group (excluding Asanko)	2 ,116 .7	970	1,067	2,000.6	885	1,056
All-in costs are calculated in accordance with the World Gold Council Industry standard. Refer to pages 63 to 71 for detailed calculations and discussion of AIC.
1    Equity-accounted joint venture.
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

AFR-103

Management’s Discussion and Analysis of the Financial Statements continued

At the Ghanaian operations, all-in sustaining costs increased by 9% from US$942 per ounce in 2019 to US$1,027 per ounce in 2020 and total all-in cost increased by 2% from US$1,039 per ounce in 2019 to US$1,060 per ounce in 2020. At Tarkwa, all-in sustaining costs and total all-in costs increased by 6% from US$958 per ounce in 2019 to US$1,017 per ounce in 2020 due to higher royalty tax (related to the higher gold price received) and higher capital expenditure, partially offset by higher gold sold and lower cost of sales before amortisation and depreciation. At Damang, all-in sustaining costs increased by 25% from US$809 per ounce in 2019 to US$1,008 per ounce in 2020 due to higher sustaining capital expenditure, higher cost of sales before amortisation and depreciation and higher royalty tax (related to the higher gold price received), partially offset by higher gold sold. All-in costs decreased by 10% from US$1,147 per ounce in 2019 to US$1,035 per ounce in 2020 due to lower non-sustaining capital and higher gold sold partially offset by higher sustaining capital expenditure, higher cost of sales before amortisation and depreciation and higher royalty tax (related to the higher gold price received). At Asanko, all-in sustaining costs increased marginally from US$1,112 in 2019 to US$1,114 in 2020. All-in costs increased by 8% from US$1,214 in 2019 to US$1,316 in 2020 due to an increase in cost of sales before amortisation and depreciation (driven by the 44% higher tonnes mined in 2020) and higher non-sustaining capital.
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

AFR-104

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

AFR-105

Management’s Discussion and Analysis of the Financial Statements continued

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

AFR-106

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

AFR-107

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

AFR-108

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

AFR-109

Management’s Discussion and Analysis of the Financial Statements continued

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
The costs in 2020 are mainly made up of:
•Social contributions and sponsorships of US$14 million;
•Offshore structure costs of US$14 million;
•Donations of US$3 million made to various bodies in response to Covid-19;
•US$5 million related to the capital raising in February 2020;
•Damang contract termination costs of US$1 million; and
•Rehabilitation expense of US$2 million as a result of changes in estimates relating to the provision for environmental rehabilitation costs recognised in profit or loss.
The above were partially offset by the following:
•US$24 million income related to a submission of VAT claims for expenses incurred from 2010 to June 2020 at Salares Norte to the Chilean tax authority which become claimable from the commencement of construction in 2020.
The costs in 2019 are mainly made up of:
•Social contributions and sponsorships of US$18 million;
•Offshore structure costs of US$17 million;
•Loss on buy-back on notes of US$5 million:
•Damang contract termination costs of US$13 million; and
•Rehabilitation expense of US$13 million as a result of changes in estimates relating to the provision for environmental rehabilitation costs recognised in profit or loss.
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

AFR-110

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

AFR-111

Management’s Discussion and Analysis of the Financial Statements continued

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
The net reversal of impairment of US$51 million in 2020 comprised of:
•net reversal of impairment of FSE of US$62 million which is limited to previous impairments recognised. The reversal of impairment of FSE was based on the fair value less cost of disposal of the investment which was indirectly derived from the market value of Lepanto Consolidated Mining Company; partially offset by:
–US$1 million impairment of redundant assets at Cerro Corona; and
–US$10 million impairment of drilling costs at Damang. Based on technical and economic parameters of various studies, all assets related to the Amoanda-Tomento corridor were impaired.
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

AFR-112

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
In 2020, the effective tax rate of 36.8% was higher than the maximum South African mining statutory tax rate of 34% mainly due to the tax effect of the following:
•US$46 million adjustment to reflect the actual realised company tax rates in South Africa and offshore;
•US$21 million recognised on reversal of FSE impairment;
•US$1 million deferred tax on unremitted earnings at Tarkwa and Cerro Corona; and
•US$13 million deferred tax assets recognised at Salares Norte.
The above were offset by the following tax effected charges:
•US$5 million non-deductible share-based payments;
•US$31 million non-deductible interest paid;
•US$1 million of non-taxable share of results of equity-accounted investees, net of taxation;
•US$6 million dividend withholding tax;
•US$1 million of net non-deductible expenditure and non-taxable income;
•US$8 million deferred tax movement on Peruvian Nuevo Sol devaluation against US Dollar;
•US$6 million of various Peruvian non-deductible expenses; and
•US$51 million deferred tax assets not recognised at Tarkwa and Damang.

AFR-113

Management’s Discussion and Analysis of the Financial Statements continued

In 2019, the effective tax rate of 50.3% was higher than the maximum South African mining statutory tax rate of 34% mainly due to the tax effect of the following:
•US$18 million adjustment to reflect the actual realised company tax rates in South Africa and offshore;
•US$1 million of non-taxable share of results of equity-accounted investees, net of taxation;
•US$1 million non-taxable fair value gain on Maverix warrants; and
•US$5 million non-taxable profit on disposal of Maverix.
The above were offset by the following tax effected charges:
•US$24 million non-deductible charges comprising share-based payments (US$7 million) and exploration expense (US$17 million);
•US$3 million recognised on impairment of FSE;
•US$30 million non-deductible interest paid;
•US$3 million dividend withholding tax;
•US$11 million of net non-deductible expenditure and non-taxable income;
•US$5 million deferred tax on unremitted earnings at Tarkwa and Cerro Corona;
•US$7 million of various Peruvian non-deductible expenses; and
•US$3 million deferred tax assets not recognised at Cerro Corona.
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

AFR-114

Basic earnings per share
As a result of the above, Gold Fields earnings increased by 310% from US$0.20 per share in 2019 to earnings of US$0.82 per share in 2020.
Normalised profit attributable to owners of the parent
Normalised profit attributable to owners of the parent is considered an important measure by Gold Fields of the profit realised by the Group in the ordinary course of operations. In addition, it forms the basis of the dividend pay-out policy. Normalised profit is defined as profit excluding gains and losses on foreign exchange, financial instruments and non-recurring items after taxation and non-controlling interest effect.
Normalised profit attributable to owners of the parent for the Group of US$879 million or US$1.00 per share in 2020 compared with US$343 million or US$0.42 per share in 2019.
Normalised profit attributable to owners of the parent reconciliation for the Group is calculated as follows:

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
1    Non-recurring items are considered unusual and not expected during regular business operations such as gains or loss on the sale of assets, impairment costs or reversal of impairments, restructuring costs, inventory write-offs, rehabilitation adjustments and others.

AFR-115

Management’s Discussion and Analysis of the Financial Statements continued

LIQUIDITY AND CAPITAL RESOURCES – YEARS ENDED 31 DECEMBER 2021 AND 31 DECEMBER 2020
CASH RESOURCES
Cash flows from operating activities
Cash inflows from operating activities increased by 11% from US$1,111 million in 2020 to US$1,230 million in 2021. The items comprising these are discussed below.
The increase of US$119 million was due to:

Figures in millions unless otherwise stated	United States Dollar

Increase in cash generated by operations due to higher gold sold, higher gold price and lower realised hedge losses	413
Decrease in interest received	(1)
Decrease in investment in working capital	83
Decrease in interest paid due to lower borrowings	24
Increase in royalties paid due to higher gold sold and higher gold price	(6)
Increase in taxes paid due to higher profitability in 2020 as the final top-up payment for 2020 was made in 2021	(170)
Increase in dividends paid due to higher normalised earnings and higher dividends paid to non-controlling interest	(224)
119
Dividends paid increased by 153% from US$146 million in 2020 to US$370 million in 2021. The dividends paid of US$370 million in 2021 comprised dividends paid to ordinary shareholders of US$322 million, dividends paid to non-controlling interests in Ghana of US$47 million and South Deep BEE dividend of US$1 million.
The dividends paid of US$146 million in 2020 comprised dividends paid to ordinary shareholders of US$138 million, dividends paid to non-controlling interests in Ghana and Peru of US$7 million and South Deep BEE dividend of US$1 million.
Cash flows from investing activities
Cash outflows from investing activities increased by 76% from US$607 million in 2020 to US$1,071 million in 2021.
The increase of US$464 million was due to:

Figures in millions unless otherwise stated	United States Dollar

Increase in additions to property, plant and equipment	(505)
Decrease in capital expenditure – working capital	36
Increase in proceeds on disposal of property, plant and equipment	2
Increase in purchase of investments	(27)
Decrease in redemption of Asanko preference shares	(33)
Decrease in proceeds on disposal of investments	(4)
Loan advanced to contractor – 2020	68
Increase in environmental trust funds contributions	(1)
(464)

AFR-116

Additions to property, plant and equipment
Capital expenditure increased by 86% from US$584 million in 2020 to US$1,089 million in 2021.

	United States Dollar
	2021			2020
Figures in million unless otherwise stated	Sustaining capital	Growth capital	Total capital	Sustaining capital	Growth capital	Total capital

South Deep	69	20	89	44	5	49
South African region	69	20	89	44	5	49
Tarkwa	209	—	209	147	—	147
Damang	17	6	23	14	6	20
Asanko[1]	13	8	21	13	18	31
Ghanaian region (including Asanko)	239	14	253	174	24	198
Ghanaian region (excluding Asanko)	226	6	232	161	6	167
Cerro Corona	28	28	56	24	26	50
South American region	28	28	56	24	26	50
St Ives	90	14	104	62	12	74
Agnew	56	32	88	43	9	52
Granny Smith	64	36	100	47	19	66
Gruyere – 50%	42	2	44	27	1	28
Australian region	252	84	336	179	41	220
Salares Norte	—	375	375	—	97	97
Other	1	—	1	1	—	1
Capital expenditure (including Asanko)	589	520	1,110	422	193	615
Capital expenditure (excluding Asanko)	576	513	1,089	409	175	584
1Equity-accounted joint venture. Asanko capital expenditure not included in the Group capital expenditure per the cash flow statement.
Capital expenditure at South Deep in South Africa increased by 64% from R804 million (US$49 million) in 2020 to R1.3 billion (US$89 million) in 2021. The capital expenditure of R1.3 billion (US$89 million) in 2021 comprised R1.0 billion (US$69 million) sustaining capital and R301 million (US$20 million) growth capital. The capital expenditure of R804 million (US$49 million) in 2020 comprised R718 million (US$44 million) sustaining capital and R86 million (US$5 million) growth capital. The increase in sustaining capital was mainly due to the construction of the solar plant of R129 million (US$9 million), Doornpoort tailings storage facility extension, on site power generation plant (diesel generators) and the purchase of a mobile raise boring machine. This increase in growth capital was mainly due to the recommencement of capital development in the new mine area and associated infrastructure projects.
Capital expenditure at the Ghanaian region (excluding Asanko) increased by 39% from US$167 million in 2020 to US$232 million in 2021:
•Tarkwa increased by 42% from US$147 million in 2020 to US$209 million in 2021 mainly due to increased expenditure on capital waste stripping and tailings storage facility construction. The additional expenditure on tailings storage in 2021 was to address the recommendations and instructions from the Inspectorate Division of the Minerals Commission and the remedial measures proposed by Knight Piesold and SLR Consulting (EoR – Engineer on Record). All capital related to sustaining capital; and
•Damang increased by 15% from US$20 million in 2020 to US$23 million in 2021 due to mainly due to the higher capital waste tonnes mined at the Huni pit. The capital expenditure of US$23 million in 2021 comprised US$17 million sustaining capital and US$6 million growth capital. The capital expenditure of US$20 million in 2020 comprised US$14 million sustaining capital and US$6 million growth capital.

AFR-117

Management’s Discussion and Analysis of the Financial Statements continued

Asanko is an equity accounted investee and Asanko's capital expenditure is not included in the Gold Fields capital expenditure as per the cash flow statement. Asanko decreased by 32% from US$31 million in 2020 to US$21 million in 2021 mainly due to decreased expenditure on Tetrem relocation project (RAP), exploration at Miridani North and Akwasiso cut 3. The capital expenditure of US$21 million in 2021 comprised US$13 million sustaining capital expenditure and US$8 million growth capital. The capital expenditure of US$31 million in 2020 comprised US$13 million sustaining capital expenditure and US$18 million growth capital.
Capital expenditure at Cerro Corona in Peru increased by 12% from US$50 million in 2020 to US$56 million in 2021. The capital expenditure of US$56 million in 2021 comprised US$28 million sustaining capital expenditure and US$28 million growth capital. The capital expenditure of US$50 million in 2020 comprised US$24 million sustaining capital expenditure and US$26 million growth capital. The increase in sustaining capital was mainly due to the replacement of a crusher in the process plant to face the increase of ore hardness and the acquisition of land near the east wall pit during 2021. This increase in growth capital was mainly due to commencing with the Ana waste storage facility construction during 2021 in line with the life of mine expansion plan.
Capital expenditure at the Australian region increased by 40% from A$319 million (US$220 million) in 2020 to A$447 million (US$336 million) in 2021:
•St Ives increased by 29% from A$107 million (US$74 million) in 2020 to A$138 million (US$104 million) in 2021. The capital expenditure of A$138 million (US$104 million) in 2021 comprised A$120 million (US$90 million) sustaining capital expenditure and A$18 million (US$14 million) growth capital. The capital expenditure of A$107 million (US$74 million) in 2020 comprised A$90 million (US$62 million) sustaining capital expenditure and A$17 million (US$12 million) growth capital. The increase in sustaining capital expenditure reflected the increased development at Invincible underground and pre-stripping of Neptune Stage 7 and Delta Island open pit, as well as expenditure on the construction of a paste plant at the Invincible underground mine. The increase in growth capital expenditure was due to increased exploration drilling;
•Agnew increased by 56% from A$75 million (US$52 million) in 2020 to A$117 million (US$88 million) in 2021. The capital expenditure of A$117 million (US$88 million) in 2021 comprised A$75 million (US$56 million) sustaining capital expenditure and A$43 million (US$32 million) growth capital. The capital expenditure of A$75 million (US$52 million) in 2020 comprised A$63 million (US$43 million) sustaining capital expenditure and A$12 million (US$9 million) growth capital. The increase in sustaining capital expenditure was due to increased underground development, as well as underground ventilation infrastructure upgrades. The increase in growth capital expenditure was due to development of the Kath orebody at Waroonga and the Sheba ore body at New Holland, the crusher circuit upgrade and increased exploration drilling;
•Granny Smith increased by 39% from A$96 million (US$66 million) in 2020 to A$134 million (US$100 million) in 2021. The capital expenditure of A$134 million (US100 million) in 2021 comprised A$86 million (US$64 million) sustaining capital expenditure and A$48 million (US$36 million) growth capital. The capital expenditure of A$96 million (US$66 million) in 2020 comprised A$69 million (US$47 million) sustaining capital expenditure and A$28 million (US$19 million) growth capital. The increase in sustaining capital expenditure was due to increased mine development in the Zone 110/120 areas. The increase in growth capital expenditure was due to increased development in the Z135 area and the second decline. When completed, the second decline will provide a reduction in current congestion in the main decline and will support short interval control measures to maintain the production profile; and
•Capital expenditure at Gruyere increased by 43% from A$41 million (US$28 million) in 2020 to A$58 million (US$44 million) in 2021. The capital expenditure of A$58 million (US$44 million) in 2021 comprised A$56 million (US$42 million) sustaining capital and A$2 million (US$2 million) growth capital. The capital expenditure of A$41 million (US$28 million) in 2020 comprised A$39 million (US$27 million) sustaining capital and A$2 million (US$1 million) growth capital. The increase in sustaining capital expenditure reflected the pre-stripping of Stages 2 and 3 of the pit.
At Salares Norte, capital expenditure increased by 287% from US$97 million in 2020 to US$375 million in 2021 due to an increase in construction activities at the project as total project progressed to 62.5% at the end of 2021 compared to 27.0% at the end of 2020.

AFR-118

Proceeds on disposal of property, plant and equipment
Proceeds on the disposal of property, plant and equipment increased by 200% from US$1 million in 2020 to US$3 million in 2021. In both 2021 and 2020, the proceeds related mainly to the disposal of various redundant assets at the mines.
Purchase of investments
Investment purchases increased by 2,600% from US$1 million in 2020 to US$27 million in 2021.
Purchase of investments of US$27 million in 2021 comprised:

Figures in millions unless otherwise stated	United States Dollar

Conversion of warrants to Maverix shares	10
Chakana Copper Corporation - 6.6 million shares	2
Hamelin Gold Limited - 11 million shares	2
Investment in bonds for insurance captive	13
27
Purchase of investments of US$1 million in 2020 comprised:

Figures in millions unless otherwise stated	United States Dollar

Lefroy Exploration Limited - 3.4 million shares	1
1
Redemption of Asanko preference shares
Redemption of Asanko preference shares amounted to US$38 million in 2020 and US$5 million in 2021.
Proceeds on disposal of investments
Proceeds on the disposal of investments decreased by 17% from US$23 million in 2020 to US$19 million in 2021.
The proceeds on disposal of investment of US$19 million in 2021 related to the disposal of shares in the Toronto-listed gold and royalty streaming company Maverix.
The proceeds on disposal of investments of US$23 million in 2020 related to the disposal of 81 million shares in ASX-listed Cardinal Resources Limited.
Loan advanced – contractors
Loan advanced to contractors in Ghana for fleet replacement in 2020 amounted to US$68 million. These loans are interest bearing and a portion is secured over the fleet purchased by the contractor in 2020.

AFR-119

Management’s Discussion and Analysis of the Financial Statements continued

Contributions to environmental trust funds
The contributions to environmental trust fund increased by 11% from US$9 million in 2020 to US$10 million in 2021.
The contributions to environmental trust funds of US$10 million in 2021 comprised:

Figures in millions unless otherwise stated	United States Dollar

South Deep mine environmental trust fund	1
Tarkwa mine environmental trust fund	7
Damang mine environmental trust fund	2
10
The contributions to environmental trust funds of US$9 million in 2020 comprised:

Figures in millions unless otherwise stated	United States Dollar

South Deep mine environmental trust fund	1
Tarkwa mine environmental trust fund	6
Damang mine environmental trust fund	2
9
Cash flows from financing activities
Cash outflows from financing activities increased by 265% (US$371 million) from US$140 million in 2020 to US$511 million in 2021. The items comprising these numbers are discussed below.
The movement of US$371 million was due to:

Figures in millions unless otherwise stated	United States Dollar

Decrease in loans raised	(482)
Decrease in loans repaid	370
Increase in payment of lease liability	(10)
Proceeds from the issue of shares – 2020	(249)
(371)
Loans raised
Loans raised decreased by 70% from US$690 million in 2020 to US$208 million in 2021.
The US$208 million loans raised in 2021 comprised:

Figures in millions unless otherwise stated	United States Dollar

US$150 million revolving senior credit facility - new[1]	84
US$1,200 million term loan and revolving credit facilities	124
208

AFR-120

The US$690 million loans raised in 2020 comprised:

Figures in millions unless otherwise stated	United States Dollar

A$500 million syndicated revolving credit facility – old[2]	86
A$500 million syndicated revolving credit facility – new[2]	191
US$1,200 million term loan and revolving credit facilities	413
690
Credit facilities financing and refinancing
1On 15 April 2021, the old US$150 million revolving senior secured credit facility was refinanced with the new US$150 million revolving senior secured credit facility and cancelled
2On 19 November 2020, Gruyere Holdings Proprietary Limited entered into a new A$500 million syndicated revolving credit facility. On 23 November 2020, the old A$500 million syndicated revolving credit facility was refinanced with the new A$500 million syndicated revolving credit facility and cancelled.
Loans repaid
Loans repaid decreased by 36% from US$1,014 million in 2020 to US$644 million in 2021.
The US$644 million loans repaid in 2021 comprised:

Figures in millions unless otherwise stated	United States Dollar

US$150 million revolving senior credit facility – old[1]	84
A$500 million syndicated revolving credit facility	187
US$1,200 million term loan and revolving credit facility	373
644
The US$1,014 million loans repaid in 2020 comprised:

Figures in millions unless otherwise stated	United States Dollar

US$1 billion notes issue	602
A$500 million syndicated revolving credit facility – old	249
US$1,200 million term loan and revolving credit facility	163
1,014
Credit facilities financing and refinancing
1On 15 April 2021, the old US$150 million revolving senior secured credit facility was refinanced with the new US$150 million revolving senior secured credit facility and cancelled
Payment of lease liabilities
Payment of lease liabilities increased by 16% from US$64 million in 2020 to US$74 million in 2021. The increase related mainly to additional leases entered into during 2021.
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
Net cash (utilised)/generated
As a result of the above, net cash generated of US$364 million in 2020 compared to net cash utilised of US$351 million in 2021.
Cash and cash equivalents decreased by 41% from US$887 million at 31 December 2020 to US$525 million at 31 December 2021.

AFR-121

Management’s Discussion and Analysis of the Financial Statements continued

Cash flow from operating activities less net capital expenditure, environmental payments, lease payments and redemption of Asanko preference shares (“adjusted free cash flow”)
This is a measure that management uses to measure the cash generated by the core business. Adjusted free cash flow is defined as net cash from operations adjusted for South Deep BEE dividend, additions to property, plant and equipment, capital expenditure - working capital, proceeds on disposal of property, plant and equipment, environmental trust funds payments, payment of principal lease liabilities and redemption of Asanko preference shares per the statement of cash flows.
The cash inflow decreased by 27% from US$631 million in 2020 to US$463 million in 2021. The main reasons for the decrease were the increase in additions for property, plant and equipment from US$584 million in 2020 to US$1,089 million in 2021, partially offset by the increase in net cash from operations from US$1,258 million in 2020 to US$1,600 million in 2021.
Below is a table reconciling the adjusted free cash flow to the statement of cash flows.

	United States Dollar
Figures in millions unless otherwise stated	2021	2020

Net cash from operations	1,600	1,258
South Deep BEE dividend	(1)	(1)
Additions to property, plant and equipment	(1,089)	(584)
Capital expenditure – working capital	29	(7)
Proceeds on disposal of property, plant and equipment	3	1
Contributions to environmental trust funds	(10)	(9)
Payment of principal lease liabilities	(74)	(65)
Redemption of Asanko preference shares	5	38
Adjusted free cash flow	463	631
Below is a table providing a breakdown of how the cash was generated by the Group.

	United States Dollar
Figures in millions unless otherwise stated	2021	2020

Net cash generated by mines	913	868
Salares Norte[1]	(327)	(151)
Interest paid by corporate entities[2]	(65)	(92)
Redemption of Asanko preference shares	5	38
Other corporate costs	(63)	(32)
Adjusted free cash flow	463	631
1The Salares Norte expenditure of US$327 million (2020: US$151 million) comprises exploration expenditure of US$27 million (2020: US$30 million), capital expenditure of US$375 million (2020: US$97 million), release of working capital of US$66 million (2020: investing into of US$24 million) and other income of US$9 million (2020: US$nil).
2Does not agree to interest paid per the cash flow of US$103 million (2020: US$127 million) due to interest paid by the mines reflected under net cash generated by mines before growth capital.

AFR-122

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
160

AFR-123

Management’s Discussion and Analysis of the Financial Statements continued

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

	United States Dollar
	2020			2019
Figures in million unless otherwise stated	Sustaining capital	Growth capital	Total capital	Sustaining capital	Growth capital	Total capital

South Deep	44	5	49	33	—	33
South African region	44	5	49	33	—	33
Tarkwa	147	—	147	126	—	126
Damang	14	6	20	5	71	76
Asanko[1]	13	18	31	20	7	27
Ghanaian region (including Asanko)	174	24	198	151	78	229
Ghanaian region (excluding Asanko)	161	6	167	131	71	202
Cerro Corona	24	26	50	44	12	56
South American region	24	26	50	44	12	56
St Ives	62	12	74	46	52	98
Agnew	43	9	52	35	41	76
Granny Smith	47	19	66	26	46	72
Gruyere – 50%	27	1	28	5	67	72
Australian region	179	41	220	112	206	318
Salares Norte	—	97	97	—	—	—
Other	1	—	1	4	—	4
Capital expenditure (including Asanko)	422	193	615	344	296	640
Capital expenditure (excluding Asanko)	409	175	584	324	289	613
1    Equity-accounted joint venture. Asanko capital expenditure not included in the Group capital expenditure per the cash flow statement.
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
•This increase in sustaining capital was mainly due to the purchase of new TM3 equipment (R124 million (US$8 million)), the refurbishment of existing fleet (R47 million (US$3 million)), phase 1 of the Newtrax equipment conditioning monitoring and tracking system implementation and IT infrastructure upgrades (R53 million) (US$3 million); and
•The growth capital in 2020 was due to the recommencement of the new mine development.
Capital expenditure at the Ghanaian region (excluding Asanko) decreased by 17% from US$202 million in 2019 to US$167 million in 2020:
•Tarkwa increased by 17% from US$126 million in 2019 to US$147 million in 2020 mainly due to the higher capital waste mined. All capital related to sustaining capital;
•Damang decreased by 74% from US$76 million in 2019 to US$20 million in 2020 due to lower capital waste tonnes mined. The capital expenditure of US$20 million in 2020 comprised US$14 million sustaining capital and US$6 million growth capital. The capital expenditure of US$76 million in 2019 comprised US$5 million sustaining capital and US$71 million growth capital; and

AFR-124

•Asanko increased by 15% from US$27 million in 2019 to US$31 million in 2020. The capital expenditure of US$31 million in 2020 comprised US$13 million sustaining capital expenditure and US$18 million growth capital. The capital expenditure of US$27 million in 2019 comprised US$20 million sustaining capital expenditure and US$7 million growth capital. The increase was due to increased expenditure on the Tetrem relocation project (RAP), exploration at Miridani North and Akwasiso Cut 3. (Asanko is an equity-accounted joint venture and not included in the Group or Ghanaian operation’s figures).
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
Capital expenditure at the Australian region decreased by 30% from A$458 million (US$318 million) in 2019 to A$319 million (US$220 million) in 2020:
•St Ives decreased by 25% from A$141 million (US$98 million) in 2019 to A$107 million (US$74 million) in 2020 mainly due to the Invincible South and Hamlet North underground mines which were being developed in 2019. The capital expenditure of A$107 million (US$74 million) in 2020 comprised A$90 million (US$62 million) sustaining capital expenditure and A$17 million (US$12 million) growth capital. The capital expenditure of A$141 million (US$98 million) in 2019 comprised A$66 million (US$46 million) sustaining capital expenditure and A$75 million (US$52 million) growth capital. The increase in sustaining capital expenditure and decrease in non-sustaining capital expenditure was due to the reclassification of development cost at Invincible South and Hamlet North Mines. Invincible South turned cash flow positive in quarter four of 2019 and Hamlet North in quarter 1 of 2020, which resulted in capital costs moving from non-sustaining to sustaining in accordance with World Gold Council guidelines;
•Agnew decreased by 31% from A$109 million (US$76 million) in 2019 to A$75 million (US$52 million) in 2020. The capital expenditure of A$75 million (US$52 million) in 2020 comprised A$63 million (US$43 million) sustaining capital expenditure and A$12 million (US$9 million) growth capital. The capital expenditure of A$109 million (US$76 million) in 2019 comprised A$51 million (US$35 million) sustaining capital expenditure and A$58 million (US$41 million) growth capital. The decreased was driven by a decrease in non-sustaining capital expenditure. Additional expenditure was incurred in 2019 to establish the new accommodation village A$32 million (US$22 million) and development of the Waroonga North decline A$5 million (US$3 million). In addition non-sustaining exploration drilling reduced by A$6 million (US$4 million) from 2019. Sustaining capital expenditure increased due to increased mine development at Waroonga;
•Granny Smith decreased by 8% from A$104 million (US$72 million) in 2019 to A$96 million (US$66 million) in 2020 due to decreased capitalised drilling cost in 2020. The capital expenditure of A$96 million (US$66 million) in 2020 comprised A$69 million (US$47 million) sustaining capital expenditure and A$28 million (US$19 million) growth capital. The capital expenditure of A$104 million (US$72 million) in 2019 comprised A$37 million (US$26 million) sustaining capital expenditure and A$67 million (US$46 million) growth capital. The increase in sustaining capital expenditure and decrease in non-sustaining capital expenditure was due to the reclassification of the Zone 110/120 areas which turned cash flow positive during the first six months of 2020 which resulted in capital costs moving from non-sustaining to sustaining in accordance with World Gold Council guidelines; and
•Capital expenditure at Gruyere decreased by 61% from A$104 million (US$72 million) in 2019 to A$41 million (US$28 million) in 2020. The 2019 capital expenditure was primarily incurred to complete the Gruyere construction project and stripping activities at the Gruyere pit. The capital expenditure of A$41 million (US$28 million) in 2020 comprised A$39 million (US$27 million) sustaining capital and A$2 million (US$1 million) growth capital. The capital expenditure of A$104 million (US$72 million) in 2019 comprised A$8 million (US$5 million) sustaining capital and A$96 million (US$67 million) growth capital.
At Salares Norte, capital expenditure increased by 100% to US$97 million in 2020 from US$nil in 2019 due to the approval of the feasibility study and commencement of capitalisation of the project from 1 April 2020.

AFR-125

Management’s Discussion and Analysis of the Financial Statements continued

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

AFR-126

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
690
Credit facilities financing and refinancing
1    On 19 November 2020, Gruyere Holdings Proprietary Limited entered into a new A$500 million syndicated revolving credit facility. On 23 November 2020, the old A$500 million syndicated revolving credit facility was refinanced with the new A$500 million syndicated revolving credit facility and cancelled.
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
1,538
Credit facilities financing and refinancing
1    On 9 May 2019, Gold Fields successfully concluded the raising of two new bonds, a US$500 million five-year notes issue with a coupon of 5.125% and a US$500 million 10-year notes issue with a coupon of 6.125%, raising a total of US$1 billion at an average coupon of 5.625%.

AFR-127

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
1,604
1    On 27 May 2019, Gold Fields announced the successful buy back of US$250 million of the outstanding 2020 notes at 102% of par as compared with a premium of 101.73% of par at the close of business on 24 May 2019. The buy-back of the notes was financed with the proceeds of the raising of two new bonds, the five-year notes and the 10-year notes. The Group recognised a loss of US$5.0 million on the buy-back of the 2020 notes.
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

AFR-128

STATEMENT OF FINANCIAL POSITION
Borrowings
Total borrowings (short and long-term borrowings) decreased from US$1,527 million at 31 December 2020 to US$1,078 million at 31 December 2021. Net debt is defined as total borrowing plus lease liabilities less cash and cash equivalents. Net debt decreased from US$1,069 million at 31 December 2020 to US$969 million at 31 December 2021 due to lower borrowings, partially offset by lower cash and cash equivalents. Net debt (excluding lease liabilities) decreased from US$640 million at 31 December 2020 to US$553 million at 31 December 2021 for the same reasons discussed above.
The Group monitors capital using the ratio of net debt to adjusted EBITDA. Adjusted EBITDA is defined as profit or loss for the year adjusted for interest, taxation, amortisation and depreciation and certain other costs. The definition of adjusted EBITDA is as defined in the US$1,200 million term loan and revolving credit facilities agreement. The Group’s long-term target is a ratio of net debt to adjusted EBITDA of one times or lower. The bank covenants on external borrowings require a net debt to adjusted EBITDA ratio of 3.5 or below and the ratio is measured based on amounts in United States Dollar. Net debt to adjusted EBITDA at 31 December 2021 was 0.40x (2020: 0.56x). Refer to note 39 of the consolidated financial statements for further details including the reconciliation of profit for the year to adjusted EBITDA.
Provisions
Total provisions increased by 11% from US$403 million in 2020 to US$447 million in 2021 and included the following:

	United States Dollar
Figures in millions unless otherwise stated	2021	2020

Provision for environmental rehabilitation costs	431	382
Silicosis settlement costs	13	18
Other provisions	3	3
Total provisions	447	403
Current portion of provision[1]	(13)	(24)
Non-current portion of provisions	434	379
1Current portion of provision comprises US$12 million (2020: US$20 million) of the current portion of the environmental rehabilitation costs and US$1 million (2020: US$4 million) of the current portion of the silicosis settlement costs.
Provision for environmental rehabilitation costs
The amount provided for environmental rehabilitation costs increased by 13% from US$382 million at 31 December 2020 to US$431 million at 31 December 2021. The increase is due to the increase of the gross environmental rehabilitation costs at the Peruvian and Chilean operations in 2021. This provision represents the present value of closure, rehabilitation and other environmental obligations up to 31 December 2020. This provision is updated annually to take account of inflation, the time value of money and any new environmental obligations incurred.
The inflation and range of discount rates applied in 2021 and 2020 for each region are shown in the table below:

	South Africa	Ghana	Australia	Peru	Chile

Inflation rates
2021	4.5%	2.4%	2.4%	2.4%	2.4%
2020	4.8%	2.2%	2.5%	2.2%	2.2%
Discount rates
2021	10.6%	6.6% - 7.2%	2.4%	2.8%	2.4%
2020	10.8%	6.7% – 7.2%	2.5%	2.2%	2.2%
The interest charge decreased by 18% from US$11 million in 2020 to US$9 million in 2021 due to a lower inflation rate used in the 2020 calculation.

AFR-129

Management’s Discussion and Analysis of the Financial Statements continued

Adjustments for new disturbances and changes in environmental legislation during 2021 and 2020, after applying the above inflation and discount rates were:

	United States Dollar
Figures in millions unless otherwise stated	2021	2020

South Africa	—	(1)
Ghana	3	(4)
Australia	25	(16)
Peru	22	13
Chile	27	2
Total	77	(5)
The South African and Ghanaian operations contribute to a dedicated environmental trust fund and a dedicated bank account, respectively, to provide financing for final closure and rehabilitation costs. The amount invested in the fund is shown as a non-current asset in the financial statements and increased by 11% from US$79 million at 31 December 2020 to US$88 million at 31 December 2021. The increase is mainly as a result of contributions amounting to US$10 million and interest income of US$1 million. The South African and Ghanaian operations are required to contribute annually to the trust fund over the remaining lives of the mines, to ensure that sufficient funds are available to discharge commitments for future rehabilitation costs.
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
Gold Fields has provided for the estimated cost of the class action settlement based on actuarial assessments and the provisions of the Settlement Agreement. At 31 December 2021, the total provision for Gold Fields’ share of the settlement of the class action claims and related costs amounts to US$13 million (R210 million) (2020: US$18 million (R269 million)) of which US$1 million (R10 million) (2020: US$4 million (R58 million)) was classified as current and US$12 million (R200 million) (2020: US$14 million (R211 million)) as non-current. The nominal value of this provision is US$17 million (R270 million) (2020: US$23 million (R339 million)) at 31 December 2021.
The assumptions that were made in the determination of the provision include silicosis prevalence rates, estimated settlement per claimant, benefit take-up rates and disease progression rates. A discount rate of 7.83% (2020: 6.67%) was used, based on government bonds with similar terms to the anticipated settlements.
The ultimate outcome of this matter however remains uncertain, with the number of eligible workers successfully submitting claims and receiving compensation being uncertain. The provision is consequently subject to adjustment in the future. Refer to notes 25.2 and 35 of the consolidated financial statements for further details.

AFR-130

Other long-term provisions
Other long-term provisions remained flat at US$3 million.
Credit facilities
At 31 December 2021, the Group had unutilised committed banking facilities available under the following facilities, details of which are discussed in note 24:
•US$1,200 million available under the US$1,200 million revolving credit facilities;
•US$67 million available under the US$150 million revolving senior secured credit facility;
•US$100 million available under the US$100 million senior secured revolving credit facility;
•A$500 million (US$364 million) under the A$500 million syndicated revolving credit facility;
•R1,500 million (US$94 million) available under the R1,500 million Nedbank revolving credit facility;
•R500 million (US$31 million) available under the R500 million Absa Bank revolving credit facility; and
•R500 million (US$31 million) available under the R500 million Rand Merchant Bank revolving credit facility.
Substantial contractual arrangements for uncommitted borrowing facilities are maintained with several banking counterparties to meet the Group’s normal contingency funding requirements.
As of the date of this report, the Group was not in default under the terms of any of its outstanding credit facilities.
Contractual obligations, commitments and guarantees at 31 December 2021

	United States Dollar
	Payments due by period
Figures in millions unless otherwise stated	Total	Within one year	Between one and five years	After five years

Borrowings
US$500 million 5-year notes issue
Capital[1]	500.0	—	500.0	—
Interest	60.9	25.6	35.3	—
US$500 million 10-year notes issue
Capital[1]	500.0	—	—	500.0
Interest	225.8	30.6	122.5	72.7
US$150 million revolving senior secured credit facility
Capital	83.5	—	83.5	—
Interest	2.9	1.3	1.6	—
Other obligations
Finance lease liability	547.1	82.0	216.4	248.7
Environmental obligations[2]	510.5	12.0	41.5	457.0
Trade and other payables	480.5	480.5	—	—
Gold, copper and foreign exchange derivatives	6.8	6.8	—	—
South Deep dividend	5.4	0.8	2.9	1.7
Total contractual obligations	2,923.4	639.6	1,003.7	1,280.1
1The capital amounts of the US$500 million 5-year notes issue and the US$500 10-year notes issue in the table above represent the principal amounts to be repaid and differ from the carrying values presented in the statement of financial position due to the unwinding of transaction costs capitalised at inception.
2Gold Fields makes full provision for all environmental obligations based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the reporting date. Management believes that the provisions made for environmental obligations are adequate to cover the expected volume of such obligations.

AFR-131

Management’s Discussion and Analysis of the Financial Statements continued

Commitments	United States Dollar
	Amounts of commitments expiring by period
Figures in millions unless otherwise stated	Total	Within one year	Between one and five years	After five years

Commitments
Capital expenditure – contracted for	251.9	251.9	—	—
Total commitments	251.9	251.9	—	—
Guarantees
Guarantees consist of numerous obligations. Guarantees consisting of US$198.1 million committed to guarantee Gold Fields’ environmental and other obligations with respect to its South African, Peruvian, Ghanaian and Australian operations are fully provided for under the provision for environmental rehabilitation and certain lease liabilities and are not included in the amount above.
Working capital
Following its going concern assessment performed, which takes into account the 2021 operational plan, net debt position and unutilised loan facilities, management believes that Gold Fields’ working capital resources, by way of internal sources and banking facilities, are sufficient to fund Gold Fields’ currently foreseeable future business requirements.
Off-balance sheet items
At 31 December 2021, Gold Fields had no material off-balance sheet items except for as disclosed under guarantees and capital commitments.
INFORMATION COMMUNICATION AND TECHNOLOGY (“ICT”)
ICT at Gold Fields is a strategic enablement partner to the Group and is focused on ensuring that the technology adopted is relevant in enabling the business to execute the strategy and the operational plans. ICT further ensures that all the Group information and technology assets are adequately protected. These include the physical infrastructure, the applications in use by the group as well the data and personal information hosted on these systems.
During the course of 2021, ICT was focused on the following key objectives:
•Maintaining and enhancing a robust cyber security posture that ensures the mitigation of the increasing risk of cyber attacks;
•Maintaining seamless remote working as well as supporting the business with Covid-19 to enable the respective Covid-19 protocols;
•Accelerating the adoption of resilient cloud based technology platforms;
•Maintaining an improved ICT governance environment and achieving operational targets;
•Ensuring key systems and infrastructure availability and performance;
•Prioritising and implementing key components of the approved ICT digital strategy, specifically accelerating those initiatives that support the Group’s Covid-19 response; and
•Maintaining sound financial management and sustaining cost savings.
Gold Fields’ vision to be the global leader in sustainable gold mining requires the adoption of digital technologies as well as the adaptability to respond to the rapidly changing technology environment. This is achieved through ensuring that the foundational technology and digital elements of the mine of the future are in place across the various operations.

AFR-132

Following the establishment of the Innovation and Technology vision and the approval of the Gold Fields ICT digital strategy, ICT conducted various strategic programmes across the Group with the following themes:
•Digital infrastructure: Laying the foundation of an infrastructure to enable a connected mine and facilitate the successful flow of data. The implementation of advanced digital infrastructure, is ongoing across each operation;
•Information technology (“IT”) and operational technology (“OT”) convergence: Enabling the convergence of information and operational technology under a unified architecture, standards, governance and cybersecurity framework. An assessment of the OT environment was completed and a roadmap with identified areas for Convergence has been initiated;
•Data analytics: Creating the platform for the use of data to move from a data driven to an insights driven organisation. Selected data analytics initiatives were concluded with further use case being defined for each of the regions. In addition, the adoption of Robotic Process Automation across certain repetitive business processes has been initiated with significant business process improvement envisaged.
•Cybersecurity: Ensuring the protection of information and assets. The Security Event and Incident Management (“SEIM”) system as well as associated cybersecurity monitoring has been implemented and embedded across the Group. In addition this SIEM continues to be enhanced to remain relevant to the changing threat landscape. Gold Fields ICT has also adopted the use of a data lake to monitor the full spectrum of our cyber security landscape, allowing the cyber security teams to respond to any potential threat identified.
•Digital Value Office (“DVO”): Establishing a suitably governed delivery mechanism for the execution of initiatives that forms part of the digital strategy. The design of the DVO was concluded with all regions having provided their input into the design. The DVO will continue to ramp up as projects and initiatives are enabled through the DVO;
•People Management: implementing suitable people related platforms to enhance the future of work: The initial implementation of a baseline people platform facilitated remote working and an enhanced employee experience. Ongoing improvements and the adoption of new functionality progressed since the initial implementation; and
•ICT 2.0: Gold Fields’ ICT operating and delivery model, which is based on industry best practice, was enhanced to position ICT to effectively deliver on the digital strategy. This operating model enables ICT to focus on business imperatives and business support, while the non-core services are outsourced. The operating model enhancements and delivery against key strategic targets for 2020 mitigated key technology risks and exposed technology opportunities to enable the rapid deployment of digital technologies.
ICT has also focused on prioritising initiatives from the digital strategy, aligned to the Group’s response to the Covid-19 pandemic, and executed the required activities based on a three-phase plan, being Respond, Recover and Thrive.
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
Gold Fields ICT established a Covid-19 Emergency Management Committee which consisted of regional ICT leadership as well as critical business partners and service providers. This committee was responsible for:
•Continuing to review business and ICT risk, in accordance with the four ICT Risk Themes (Disruption of service, Loss of Data, Compliance and Cyber Security) to ensure that relevant risks were consistently mitigated;
•Enabling and continued to support remote working systems and processes;
•Ensuring that critical spares are available for emergency deployment in the event of an infrastructure failure; and
•Maintaining an enhanced focus on cyber threat detection and response.
•Ensuring that remote working and collaboration utilising virtual platforms remains seamless
•Facilitating the increased adoption of technology platforms for remote work.

AFR-133

Management’s Discussion and Analysis of the Financial Statements continued

Gold Fields ICT has also executed the Recovery Phase which includes:
•Accelerating the adoption of more robust business continuity mechanisms;
•Reviewing ICT projects and initiatives and accelerating the implementation of high impact business initiatives. These initiatives include the enhancement of the Gold Fields network architecture as well as the migration of critical systems to the cloud;
•Reviewing ICT budgets and maintaining alignment to the financial plan;
•Assessing the Gold Fields ICT Digital Strategy for relevance to a post Covid-19 world of business;
•Redefining the ICT delivery model reflecting the increased digital focus of the Mine of the Future;
•Continuing to monitor the changing ICT Risk landscape and implementing necessary mitigating actions; and
•Maintaining a level of vigilance and threat readiness to respond to cyberattacks.
The Covid-19 ICT Emergency Management Committee has begun the implementation of the Thrive phase including:
•Redesigning ICT to ICT 2.0 which aligns to the Digital Strategy and the future of work. ICT 2.0 focuses on recalibrating the internal ICT Operations and Processes to thrive in the new normal, ensuring improved efficiency and productivity. The focus of ICT 2.0 will be on making ICT more digitally focused, highly governed, cyber-resilient and enhancing automation across the ICT processes.
INTERNAL CONTROL OVER FINANCIAL REPORTING
Gold Fields’ management is responsible for establishing and maintaining adequate internal control over financial reporting. The Securities Exchange Act of 1934 defines internal control over financial reporting in Rule 13a-15(f) and 15d-15(f) as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, as issued by the IASB, and includes those policies and procedures that:
•Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
•Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, as issued by the IASB, and that receipts and expenditures of the Company are being made only in accordance with authorisations of management and Directors of the Company; and
•Provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of the company’s assets that could have a material effect on the consolidated financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Gold Fields’ management assessed the effectiveness of its internal control over financial reporting as of 31 December 2021. In making this assessment, Gold Fields’ management used the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon its assessment, Gold Fields’ management concluded that, as of 31 December 2021, its internal control over financial reporting is effective based upon those criteria.

AFR-134

TREND AND OUTLOOK
2022 is going to be another big capital expenditure year for Gold Fields, given the deferral of spending at Salares Norte as well as the elevated level of sustaining capital expenditure across the portfolio, in order to maintain the production base of the Group.
At this point in time, Gold Fields is not in a position to provide 2022 production guidance for Asanko. Consequently, Group guidance excludes our share of the Asanko Joint Venture. We expect Galiano, who are the current operators of the Asanko Mine, to update the market on the outlook for Asanko by the end of Q1 2022.
For 2022, attributable gold equivalent production (excluding Asanko) is expected to be between 2.25 million ounces and 2.29 million ounces. AISC is expected to be between US$1,140 per ounce and US$1,180 per ounce, with AIC expected to be US$1,370 per ounce to US$1,410 per ounce. If we exclude the very significant project capital expenditure at Salares Norte, AIC is expected to be US$1,230 per ounce to US$1,270 per ounce.
Management considered the impact of the high inflationary environment in the business planning process used to determine the 2022 operational plan and guidance. However, further significant increases in oil, gas and other commodity prices in any of the countries in which the Group operates could further increase the prices the Group pays for products and services and could have an adverse effect on the Group’s business, operating results (including increased all-in-costs) and financial condition. Conversely, an increase in the gold price could increase the revenue for the Group and could have a positive effect on groups business, operating results and financial condition.
The exchange rates used for our 2022 guidance are: R/US$15.55 and US$/A$0.76.
Total capital expenditure for the Group for the year is expected to be US$1,109 million. Sustaining capital is expected to be US$654 million, with non-sustaining capital expected to be US$455 million. The largest component of the capital expenditure budget for the year is Salares Norte, with US$330 million expected to be spent.
COVID-19 IMPACT ON PRODUCTION
Group production and costs have been flexed for inherent operating risks which relate to all or some of the mines. The risk of stoppages due to Covid-19 has not been factored into any guidance estimates in the Group. The extent to which Covid-19 impacts on either production or costs is indeterminable at this stage.
The above is subject to safety performance which limits the impact of safety-related stoppages and the forward looking statement on page 3 of the Integrated Annual Report.
Paul Schmidt
Chief Financial Officer
31 March 2022

AFR-135

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Gold Fields Limited
OPINIONS ON THE FINANCIAL STATEMENTS AND INTERNAL CONTROL OVER FINANCIAL REPORTING
We have audited the accompanying consolidated statements of financial position of Gold Fields Limited and its subsidiaries (the “Company”) as of 31 December 2021 and 31 December 2020, and the related consolidated income statements and consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended 31 December 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of 31 December 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of 31 December 2021 and 31 December 2020, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.
BASIS FOR OPINIONS
The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 15b. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

AFR-136

Report of Independent Registered Public Accounting Firm continued

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

AFR-137

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
Impairment assessment of the South Deep cash-generating unit
As described in Note 1 of the accounting policies (Basis of Preparation - Significant accounting judgements and estimates) and Note 7 to the consolidated financial statements (Impairment, net of reversal of impairment of investments and assets), the Company reviews and tests the carrying value of long-lived assets for impairment annually or when events or changes in circumstances suggest the carrying amount of each cash generating unit may not be recoverable. The carrying value of the South Deep cash-generating unit amounts to US$1.3 billion at 31 December 2021. The recoverable amount for cash-generating units is generally estimated based on fair value less cost of disposal (“FVLCOD”). Management’s estimates related to future cash flows in relation to the South Deep cash-generating unit include significant judgements and assumptions related to the life-of-mine (based on reserves and production estimates), together with economic factors such as the forecasted Rand gold prices, discount rate, inflation rate, long-term foreign exchange rate, resource valuation – with infrastructure (determined based on comparable market transactions), and estimates of costs to produce reserves and future capital expenditure. No impairment, or reversal of impairment of the South Deep cash-generating unit was recorded in 2021.
The principal considerations for our determination that performing procedures relating to the impairment assessment of the South Deep cash-generating unit is a critical audit matter are that there were significant judgments made by management when determining the recoverable amount of the South Deep cash-generating unit. This in turn led to a high degree of auditor judgement, subjectivity and effort in evaluating management’s future cash flows, including the potential impact of climate change and energy transition, and significant assumptions related to the forecasted Rand gold price per kilogram, discount rate, inflation rate, life-of-mine, long-term foreign exchange rate and resource value per ounce (with infrastructure). In addition, the audit effort involved the use of professionals with specialised skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained from these procedures.

AFR-138

Report of Independent Registered Public Accounting Firm continued

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s cash-generating unit impairment assessment, including controls over the estimate of the recoverable amount range of the South Deep cash-generating unit. These procedures also included, amongst others, testing management’s process for developing their estimate of the recoverable amount range of the South Deep cash-generating unit, evaluating the appropriateness of the discounted cash flow model and resource valuation, testing the completeness and accuracy and relevance of the underlying data used in the discounted cash flow model and resource valuation and evaluating the reasonableness of the significant assumptions used by management. Evaluating management’s considerations of the potential impact of climate change and energy transition on the impairment assessment involved obtaining an understanding of management’s response to climate change and plans for energy transition and challenging the results of impairment testing to ascertain whether capital expenditures relating to renewable energy projects and the impact on future energy costs had been appropriately considered. Evaluating management’s assumptions related to the forecasted Rand gold prices per kilogram, discount rate, inflation rate, life-of-mine, long-term foreign exchange rate and resource value per ounce (with infrastructure) involved evaluating whether the assumptions used by management were reasonable considering (i) economic factors such as forecasted gold prices, foreign exchange rate, inflation rate and discount rate used in the impairment calculations against external market and third-party data, (ii) comparison of cash flow forecasts to current and historical operational results, mineral reserves approved by the Company’s Competent Person as part of the Mineral Resources and Reserves declaration and agreeing these to final approved long-term business plans, (iii) performing a retrospective comparison of forecasted cash flows to actual past performance and previous forecasts, and (iv) evaluating the reasonableness of the resource valuation by applying an independently determined resource value per ounce to the resources included as part of the Mineral Resources and Reserves declaration. Professionals with specialised skill and knowledge were used to assist in the evaluation of the impairment assessment and significant assumptions, such as the forecasted gold prices, foreign exchange rate, resource valuation, inflation rate and discount rate.

/s/ PricewaterhouseCoopers Inc.
Johannesburg, South Africa
31 March 2022
We have served as the Company’s auditor since 2019.

AFR-139

Gold Fields Annual Financial Report including Governance Report	2021
Accounting policies

The principal accounting policies applied in the preparation of these financial statements (referred to as the “consolidated financial statements” or “financial statements”) are set out below. These policies have been consistently applied to all the years presented, except for the adoption of new and revised standards and interpretations.
Gold Fields Limited (the “Company” or “Gold Fields”) is a company domiciled in South Africa. The registration number of the Company is 1968/4880/6. The address of the Company is 150 Helen Road, Sandton, Johannesburg. The consolidated financial statements of the Company as at 31 December 2021 and 2020 and for each of the years in the three-year periods ended 31 December 2021, 2020 and 2019 comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”) as well as the Group’s share of the assets, liabilities, income and expenses of its joint operations and the Group’s interest in associates and its joint ventures. The Group is primarily involved in gold mining.
1.BASIS OF PREPARATION
The financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
As required by the United States Securities and Exchange Commission, the financial statements include the consolidated statements of financial position as at 31 December 2021 and 2020 and the consolidated income statements and statements of comprehensive income, changes in equity and cash flows for the years ended 31 December 2021, 2020 and 2019 and the related notes.
The consolidated financial statements were authorised for issue by the Board of Directors on 31 March 2022.
Standards, interpretations and amendments to published standards effective for the year ended 31 December 2021 or early adopted by the Group
During the financial year, the following new and revised accounting standards, amendments to standards and new interpretations were adopted by the Group:

Standard(s) Amendment(s) Interpretation(s)	Nature of the change	Salient features of the changes	Impact on financial position or performance

Interest Rate Benchmark Reform Phase 2 – Amendments to
IFRS 9 Financial Instruments,
IAS 39 Financial Instruments: Recognition and Measurement,
IFRS 7 Financial Instruments Disclosure, IFRS 4 Insurance Contracts and
IFRS 16 Leases
Amendments
•In August 2020, the IASB made amendments to IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement, IFRS 7 Financial Instruments Disclosure, IFRS 4 Insurance Contracts and IFRS 16 Leases to address the issues that arise during the reform of an interest rate benchmark rate, including the replacement of one benchmark with an alternative one;
•The Phase 2 amendments provide the following reliefs:
–When changing the basis for determining contractual cash flows for financial assets and liabilities (including lease liabilities), the reliefs have the effect that the changes, that are necessary as a direct consequence of IBOR reform and which are considered economically equivalent, will not result in an immediate gain or loss in the income statement; and
–The hedge accounting reliefs will allow most IAS 39 or IFRS 9 hedge relationships that are directly affected by IBOR reform to continue. However, additional ineffectiveness might need to be recorded.
•Affected entities need to disclose information about the nature and extent of risks arising from IBOR reform to which the entity is exposed, how the entity manages those risks, and the entity’s progress in completing the transition to alternative benchmark rates and how it is managing that transition; and
•The Group adopted the amendments on 1 January 2021.
No impact, apart from additional disclosure on page 213.

AFR-140

Gold Fields Annual Financial Report including Governance Report	2021

1.BASIS OF PREPARATION continued

Standard(s) Amendment(s) Interpretation(s)	Nature of the change	Salient features of the changes	Impact on financial position or performance

IFRS 16 Leases	Amendments
•As a result of the Covid-19 pandemic, rent concessions have been granted to lessees. Such concessions might take a variety of forms, including payment holidays and deferral of lease payments;
•The amendment to IFRS 16 provides lessees with an option to treat qualifying rent concessions in the same way as they would if they were not lease modifications. In many cases, this will result in accounting for the concessions as variable lease payments in the period in which they are granted;
•Entities applying the practical expedients must disclose this fact, whether the expedient has been applied to all qualifying rent concessions or, if not, information about the nature of the contracts to which it has been applied, as well as the amount recognised in profit or loss arising from the rent concessions; and
•The Group adopted the revised Framework on 1 June 2021.
No impact
Standards, interpretations and amendments to published standards that are not yet effective
Certain new standards, amendments and interpretations to existing standards have been published that apply to the Group’s accounting periods beginning on 1 January 2022 or later periods but have not been early adopted by the Group.
These standards, amendments and interpretations that are relevant to the Group are:

Standard(s) Amendment(s) Interpretation(s)	Nature of the change	Salient features of the changes	Effective date

IFRS 17 Insurance Contracts	New Standard
•IFRS 17 supersedes IFRS 4 Insurance Contracts and aims to increase comparability and transparency about profitability. The new standard introduces a new comprehensive model (“general model”) for the recognition and measurement of liabilities arising from insurance contracts;
•In addition, it includes a simplified approach and modifications to the general measurement model that can be applied in certain circumstances and to specific contracts, such as:
–Reinsurance contracts held;
–Direct participating contracts; and
–Investment contracts with discretionary participation features.
•Under the new standard, investment components are excluded from insurance revenue and service expenses. Entities can also choose to present the effect of changes in discount rates and other financial risks in profit or loss or OCI;
•The new standard includes various new disclosures and requires additional granularity in disclosures to assist users to assess the effects of insurance contracts on the entity’s financial statements; and
•The standard is not expected to have a material impact on the Group.
1 January 2023
IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors	Amendment
•This amendment to IAS 8 clarifies how companies should distinguish between changes in accounting policies and changes in accounting estimates; and
•The amendment is not expected to have a material impact on the Group.
1 January 2023

AFR-141

Gold Fields Annual Financial Report including Governance Report	2021
Accounting policies continued

1.BASIS OF PREPARATION continued

Standard(s) Amendment(s) Interpretation(s)	Nature of the change	Salient features of the changes	Effective date

IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2	Amendments
•This amendment to IAS 1 requires companies to disclose their material accounting policy information rather than their significant accounting policies;
•This amendment also provides a definition of material accounting policy information;
•Further, the amendment clarifies that immaterial accounting policy information need not be disclosed;
•To support this amendment, the Board also amended IFRS Practice Statement 2 Making Materiality Judgements, to provide guidance on how to apply the concept of materiality to accounting policy disclosures; and
•The amendment is not expected to have a material impact on the Group.
1 January 2023
IAS 1 Presentation of Financial Statements	Amendments
•The amendments to IAS 1 clarify that liabilities are classified as either current or noncurrent, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date;
•The amendments also clarify what IAS 1 means when it refers to the ‘settlement’ of a liability; and
•The amendments are not expected to have a material impact on the Group.
1 January 2023 (possibly deferred to 1 January 2024)
IAS 16 Property, plant and equipment	Amendment
•The amendment to IAS 16 prohibits an entity from deducting from the cost of an item of property, plant and equipment any proceeds received from selling items produced while the entity is preparing the asset for its intended use;
•It also clarifies that an entity is ‘testing whether the asset is functioning properly’ when it assesses the technical and physical performance of the asset. The financial performance of the asset is not relevant to this assessment;
•The Group is in the process of evaluating whether the amendment to IAS 16 will have an impact on the Group and will provide more detailed disclosure on the impact in future financial statements. This may have an impact on the Salares Norte mine which is planned to reach commercial levels of production in 2023; and
•Prior year balances will not be impacted because Gruyere reached commercial levels of production before the last comparative period presented.
1 January 2022
IFRS 3 Business Combinations	Amendment
•The amendments to IFRS 3 Business Combinations updates the references to the Conceptual Framework for Financial Reporting and adds an exception for the recognition of liabilities and contingent liabilities within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets and Interpretation 21 Levies;
•The amendments also confirm that contingent assets should not be recognised at the acquisition date; and
•The amendments will not have a material impact on the Group.
1 January 2022

AFR-142

Gold Fields Annual Financial Report including Governance Report	2021

1.BASIS OF PREPARATION continued

Standard(s) Amendment(s) Interpretation(s)	Nature of the change	Salient features of the changes	Effective date

IAS 37 Provisions, Contingent Liabilities and Contingent Assets	Amendment
•The amendment to IAS 37 clarifies that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts. Before recognising a separate provision for an onerous contract, the entity recognises any impairment loss that has occurred on assets used in fulfilling the contract; and
•The amendment will not have a material impact on the Group.
1 January 2022
Annual Improvements	Amendment
The following improvements were finalised:
•IFRS 9 Financial Instruments – clarifies which fees should be included in the 10% test for derecognition of financial liabilities;
•IFRS 16 Leases – amendment of illustrative example 13 to remove the illustration of payments from the lessor relating to leasehold improvements, to remove any confusion about the treatment of lease incentives;
•IFRS 1 First-time Adoption of International Financial Reporting Standards – allows entities that have measured their assets and liabilities at carrying amounts recorded in their parent’s books to also measure any cumulative translation differences using the amounts reported by the parent. This amendment will also apply to associates and joint ventures that have taken the same IFRS 1 exemption; and
•The annual improvements will not have a material Impact on the Group.
1 January 2022
IAS 12 Income Taxes	Amendment
•The amendments to IAS 12 Income Taxes require companies to recognise deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. They will typically apply to transactions such as leases of lessees and decommissioning obligations and will require the recognition of additional deferred tax assets and liabilities;
•The amendment should be applied to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, entities should recognise deferred tax assets (to the extent that it is probable that they can be utilised) and deferred tax liabilities at the beginning of the earliest comparative period for all deductible and taxable temporary differences associated with:
–Right-of-use assets and lease liabilities; and
–Decommissioning, restoration and similar liabilities, and the corresponding amounts recognised as part of the cost of the related assets.
•The cumulative effect of recognising these adjustments is recognised in retained earnings, or another component of equity, as appropriate; and
•The amendment will not have a material impact as the Group already accounts for deferred taxation in such a manner.
1 January 2023
*Effective date refers to annual period beginning on or after said date.

AFR-143

Gold Fields Annual Financial Report including Governance Report	2021
Accounting policies continued

1.BASIS OF PREPARATION continued
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
The more significant areas requiring the use of management estimates and assumptions relate to the following:
•Mineral reserves and resources estimates (this forms the basis of future cash flow estimates used for impairment assessments and units-of-production depreciation and amortisation calculations);
•Carrying value of property, plant and equipment;
•Commencement of commercial levels of production;
•Estimates of recoverable gold and other materials in heap leach and stockpiles, gold in process and product inventories including write-downs of inventory to net realisable value;
•Carrying value of equity-accounted investees;
•Provision for environmental rehabilitation costs;
•Provision for silicosis settlement costs;
•Income taxes;
•Share-based payments;
•Long-term incentive plan;
•The fair value and accounting treatment of financial instruments; and
•Contingencies.
Estimates and judgements are continually evaluated and are based on historical experience, discount rates and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
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
The Group is required to determine and report on the mineral reserves and resources in accordance with the South African Mineral Resource Committee (“SAMREC”) code and the United States Security and Exchange Commission Rule SK 1300 on an annual basis. The Mineral Reserves and Resources were approved by the Competent Person.

AFR-144

Gold Fields Annual Financial Report including Governance Report	2021

1.BASIS OF PREPARATION continued
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
Changes in reported proved and probable reserves may affect the Group’s financial results and position in a number of ways, including the following:
•The recoverable amount used in the impairment calculations may be affected due to changes in estimated cash flows or timing thereof (refer to note 7);
•Amortisation and depreciation charges to profit or loss may change as these are calculated on the units-of-production method, or where the useful economic lives of assets change (refer to note 2);
•Provision for environmental rehabilitation costs may change where changes in ore reserves affect expectations about the timing or cost of these activities (refer to note 25.1); and
•The carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits (refer to note 23).
Changes in reported measured and indicated resources may affect the Group’s financial results and position in a number of ways, including the following:
•The recoverable amount used in the impairment calculations may be affected due to changes in estimated market value of resources exclusive of reserves (refer to note 7); and
•Amortisation and depreciation charges for the mineral rights asset at the Australian operations may change as a result of the change in the portion of mineral rights asset being transferred from the non-depreciable component to the depreciable component (refer to note 2).
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
The calculation of the units-of-production rate of amortisation could be impacted to the extent that actual production in the future is different from current forecast production based on proved and probable mineral reserves. This would generally result from the extent that there are significant changes in any of the factors or assumptions used in estimating mineral reserves. These factors could include:
•Changes in proved and probable mineral reserves;
•Unforeseen operational issues at mine sites;
•Changes in capital, operating, mining, processing and reclamation costs, discount rates and foreign currency exchange rates; and
•Changes in mineral reserves could similarly impact the useful lives of assets depreciated on a straight-line basis, where those lives are limited to the life of the mine.
The Group reviews and tests the carrying value of long-lived assets annually or when events or changes in circumstances suggest that the carrying amount may not be recoverable by comparing the recoverable amounts to these carrying values. Assets are grouped at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets and liabilities. If there are indications that impairment or reversal of impairment may have occurred, estimates are prepared of recoverable amounts of each group of assets. The recoverable amounts of cash-generating units (“CGU”) and individual assets have been determined based on the higher of value in use and fair value less cost of disposal (“FVLCOD”) calculations. Expected future cash flows used to determine the value in use or FVLCOD of property, plant and equipment and goodwill are inherently uncertain and could materially change over time. They are significantly affected by a number of factors including reserves and production estimates, together with economic factors such as the gold and copper prices, discount rates, foreign currency exchange rates, inflation rates, resource valuations (determined based on comparable market transactions), estimates of costs to produce reserves and future capital expenditure.
The Group generally used FVLCOD to determine the recoverable amount of each CGU.

AFR-145

Gold Fields Annual Financial Report including Governance Report	2021
Accounting policies continued

1.BASIS OF PREPARATION continued
Significant assumptions used in the Group’s impairment assessments (FVLCOD calculations) include:

	2021	2020	2019

US$ Gold price per ounce – year 1	US$1,750	US$1,600	US$1,500
US$ Gold price per ounce – year 2	US$1,700	US$1,700	US$1,400
US$ Gold price per ounce – year 3	US$1,600	US$1,600	US$1,400
US$ Gold price per ounce – year 4 onwards	US$1,550	US$1,500	US$1,350
Rand Gold price per kilogram – year 1	US$875,000	US$900,000	US$700,000
Rand Gold price per kilogram – year 2	US$870,000	US$850,000	US$650,000
Rand Gold price per kilogram – year 3	US$810,000	US$800,000	US$650,000
Rand Gold price per kilogram – year 4 onwards	US$780,000	US$750,000	US$630,000
A$ Gold price per ounce – year 1	US$2,400	US$2,190	US$2,150
A$ Gold price per ounce – year 2	US$2,300	US$2,300	US$1,970
A$ Gold price per ounce – year 3	US$2,150	US$2,200	US$1,970
A$ Gold price per ounce – year 4 onwards	US$2,070	US$2,000	US$1,850
US$ Copper price per tonne – year 1	US$8,700	US$5,797	US$5,730
US$ Copper price per tonne – year 2	US$8,000	US$6,612	US$6,612
US$ Copper price per tonne – year 3	US$7,700	US$6,612	US$6,612
US$ Copper price per tonne – year 4 onwards	US$7,500	US$6,612	US$6,612
Resource value per ounce (used to calculate the value beyond proved and probable reserves)
•South Africa (with infrastructure)	—	US$6	US$16
•Ghana (with infrastructure)	US$187	US$76	US$70
•Peru (with infrastructure)	US$10	US$34	US$34
•Australia (with infrastructure)[1]	—	US$88	US$77
•Chile (without infrastructure)	US$70	US$4	—
Discount rates
•South Africa – nominal	14.3%	14.5%	14.1%
•Ghana – real	8.3%	8.4%	8.5%
•Peru – real	4.8%	4.5%	5.0%
•Australia – real	3.8%	3.5%	3.5%
•Chile – real	5.9%	6.0%	0
Inflation rate – South Africa[2]	5.4%	5.4%	5.4%
Life-of-mine
•South Deep	80 years	86 years	75 years
•Tarkwa	14 years	14 years	14 years
•Damang	4 years	5 years	6 years
•Cerro Corona	9 years	10 years	13 years
•St Ives	9 years	8 years	9 years
•Agnew	6 years	5 years	4 years
•Granny Smith	11 years	10 years	13 years
•Gruyere	12 years	9 years	11 years
•Salares Norte	11 years	12 years	—
Long-term exchange rates
US$/ZAR – year 1	15.55	17.50	14.50
US$/ZAR – year 2	15.92	15.55	14.50
US$/ZAR – year 3	15.75	15.55	14.50
US$/ZAR – year 4 onwards	15.65	15.55	14.50
A$/US$ – year 1	0.75	0.76	0.70
A$/US$ – year 2	0.74	0.74	0.71
A$/US$ – year 3	0.73	0.73	0.71
A$/US$ – year 4 onwards	0.75	0.75	0.73
1Resources in Australia are modelled using the income approach and not the market approach.
2Due to the availability of unredeemed capital for tax purposes over several years into the life of the South Deep mine, nominal cash flows are used for South Africa. In order to determine nominal cash flows in South Africa, costs are inflated by the current South African inflation rate. Cash flows for all other operations are in real terms and as a result are not inflated.

AFR-146

Gold Fields Annual Financial Report including Governance Report	2021

1.BASIS OF PREPARATION continued
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
Refer to notes 2 and 14 for further details.
The carrying amount of property, plant and equipment at 31 December 2021 was US$5,079.1 million (2020: US$4,771.2 million).
Although South Deep is sustainably delivering results, the mine is still in the “ramp-up” phase to steady state production. The first five years of the “ramp-up” phase is the “at risk” period at South Deep, as there is not a long-term track record of achieving these ramp up levels consistently. In addition, there is a risk that further Covid-19 waves could severely impact the production build up profile. These risks were modelled in various life of mine scenarios for the South Deep mine. Certain decarbonisation projects were also modelled in the South Deep life-of-mine model, including the 50MW solar project. The Based on these scenarios, Gold Fields concluded that no impairment or reversal of impairment should be processed at South Deep in 2021, 2020 and 2019.
The carrying value of the South Deep CGU amounts to US$1.3 billion (R21.2 billion) (2020: US$1.4 billion (R21.1 billion) and 2019: US$1.5 billion (R21.1 billion)) at 31 December 2021.
Commencement of commercial levels of production
The Group assesses the stage of each mine construction project to determine when a mine moves into the production stage. The criteria used to assess the start date are determined based on the unique nature of each mine construction project. The Group considers various relevant criteria to assess when the mine is substantially complete, ready for its intended use and moves into the production stage. Some of the criteria would include, but are not limited to the following:
•The level of capital expenditure compared to the construction cost estimates;
•Ability to produce metal in saleable form (within specifications); and
•Ability to sustain commercial levels of production of metal.
When a mine construction project moves into the production stage, the capitalisation of certain mine construction costs ceases and costs are either regarded as inventory or expensed, except for capitalisable costs related to mining asset additions or improvements, underground mine development, deferred stripping activities or ore reserve development.
Salares Norte was still under construction at 31 December 2021 and commercial levels of production are planned to be reached during 2023.
Refer to note 16 for details of the Gruyere Gold project.
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

AFR-147

Gold Fields Annual Financial Report including Governance Report	2021
Accounting policies continued

1.BASIS OF PREPARATION continued
Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write downs to net realisable value are accounted for on a prospective basis.
Refer to note 19 for further details.
The carrying amount of total gold in process and stockpiles (non-current and current) at 31 December 2021 was US$565.8 million (2020: US$450.2 million).
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
•Using quoted market prices of other investors in the equity-accounted investee with appropriate adjustments in order to derive the fair value; and
•A combination of the income and market approach. The income approach is based on the expected future cash flows of the operations and the market approach is used to determine the value beyond proved and probable reserves for the operation, using comparable market transactions.

Expected future cash flows used to determine the FVLCOD of equity-accounted investees are inherently uncertain and could materially change over time. They are significantly impacted by a number of factors including reserves and production estimates, together with economic factors such as gold and copper prices, discount rates, foreign currency exchange rates, resource valuations (determined based on comparable market transactions or other accepted valuation methods), estimates of costs to produce reserves and future capital expenditure. The key assumptions used in the income and market approach are as follows:

	2021	2020

US$ Gold price per ounce – year 1 to 3	US$1,600 – US$1,750	US$1,600 – US$1,800
US$ Gold price per ounce – year 4 onwards	US$1,550	US$1,500
Resource value per ounce (with infrastructure)[1]	—	US$76
Discount rates – real	9.0%	8.4%
Life-of-mine	6 years	7 years
1     Resource value per ounce for 2021 determined using Kilburn Geoscience Rating Method. The outcome of this valuation was a value of US$40 million (US$18 million on 45% basis).
The FVLCOD calculations are sensitive to the gold price assumption and the quoted market prices, a decrease or increase in these two assumptions could materially change the FVLCOD.
Refer to note 16.1 for further details.
The carrying amount of equity-accounted investees at 31 December 2021 was US$178.8 million (2020: US$233.3 million).
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
The carrying amounts of the provision for environmental rehabilitation costs at 31 December 2021 was US$430.9 million (2020: US$381.5 million) of which US$12.0 million (2020: US$19.6 million) was classified as current and US$418.9 million (2020: US$361.9 million) as non-current.

AFR-148

Gold Fields Annual Financial Report including Governance Report	2021

1.BASIS OF PREPARATION continued
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
The carrying amounts of the provision for silicosis settlement costs at 31 December 2021 was US$13.1 million (2020: US$18.3 million) of which US$0.6 million (2020: US$4.0 million) was classified as current and US$12.5 million (2020: US$14.3 million) as non-current.
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
Carrying values at 31 December 2021:
•Deferred taxation liability: US$500.9 million (2020: US$499.9 million);
•Deferred taxation asset: US$260.6 million (2020: US$240.0 million); and
•Taxation payable: US$115.9 million (2020: US$121.3 million).
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
Refer to note 5 for further details.
The income statement charge for the year ended 31 December 2021 was US$12.7 million (2020: US$14.5 million and 2019: US$20.5 million).

AFR-149

Gold Fields Annual Financial Report including Governance Report	2021
Accounting policies continued

1.BASIS OF PREPARATION continued
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
Refer to note 26 for further details.
The charge for the year ended 31 December 2021 was US$28.5 million (2020: US$51.3 million and 2019: US$9.1 million) and the balance at 31 December 2021 of the long-term cash incentive provision was US$56.6 million (2020: US$67.2 million) of which US$28.4 million (2020: US$33.8 million) was classified as current and US$28.2 million (2020: US$33.4 million) as non-current.
Financial instruments
Derivative financial instruments
The estimated fair value of financial instruments is determined at discrete points in time, based on the relevant market information. The fair value is calculated with reference to market rates using industry valuation techniques and appropriate models. The carrying values of derivative financial assets at 31 December 2021 was US$5.1 million (2020: US$113.3 million) of which US$5.1 million (2020: US$81.9 million) was classified as current and US$nil (2020: US$31.4 million) as non-current. The carrying values of derivative financial liabilities at 31 December 2021 was US$6.8 million (2020: US$29.1 million) of which US$6.8 million (2020: US$21.8 million) was classified as current and US$nil (2020: U$$7.3 million) as non-current. The income statement charge for the year ended 31 December 2021 was US$96.4 million (2020: US$240.2 million and 2019: US$244.7 million). Refer to notes 20.2, 27.2 and 38 for further details.
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
The fair value of the Asanko redeemable preference shares at 31 December 2021 was US$94.5 million (2020: US$92.6 million).
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
Refer to note 35 for details on contingent liabilities.

AFR-150

Gold Fields Annual Financial Report including Governance Report	2021

2.CONSOLIDATION
2.1Business combinations
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
2.2Subsidiaries
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
2.3Transactions with non-controlling interests
The Group treats transactions with non-controlling interests that do not result in loss of control as transactions with equity owners of the Group. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.
2.4Equity-accounted investees
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

AFR-151

Gold Fields Annual Financial Report including Governance Report	2021
Accounting policies continued

2.CONSOLIDATION continued
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
2.5Joint operations
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
3.FOREIGN CURRENCIES
3.1Functional and presentation currency
Items included in the financial statements of each of the Group entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in US Dollar, which is the Group’s presentation currency. The functional currency of the parent company is South African Rand.
3.2Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognised in profit or loss.
3.3Foreign operations
The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
Assets and liabilities are translated at the exchange rate ruling at the reporting date (ZAR/US$: 15.94; US$/A$: 0.73 (2020: ZAR/US$: 14.69; US$/A$: 0.77 and 2019: ZAR/US$: 14.00; US$/A$: 0.70)). Equity items are translated at historical rates. The income and expenses are translated at the average exchange rate for the year (ZAR/US$: 14.79; US$/A$: 0.75 (2020: ZAR/US$: 16.38; US$/A$: 0.69 and 2019: ZAR/US$: 14.46; US$/A$: 0.70)), unless this average was not a reasonable approximation of the rates prevailing on the transaction dates, in which case these items were translated at the rate prevailing on the date of the transaction. Exchange differences on translation are accounted for in other comprehensive income. These differences will be recognised in profit or loss upon realisation of the underlying operation.
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

AFR-152

Gold Fields Annual Financial Report including Governance Report	2021

4.PROPERTY, PLANT AND EQUIPMENT
4.1Mine development and infrastructure
Mining assets, including mine development and infrastructure costs and mine plant facilities, are recorded at cost less accumulated depreciation and accumulated impairment losses.
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
4.2Borrowing costs
Borrowing costs incurred in respect of assets requiring a substantial period of time to prepare for their intended future use are capitalised to the date that the assets are substantially completed.
4.3Mineral and surface rights
Mineral and surface rights are recorded at cost less accumulated amortisation and accumulated impairment losses. When there is little likelihood of a mineral right being exploited, or the fair value of mineral rights has diminished below cost, an impairment loss is recognised in profit or loss in the year that such determination is made.
4.4Land
Land is shown at cost and accumulated impairment losses and is not depreciated.
4.5Other assets
Non-mining assets are recorded at cost less accumulated depreciation and accumulated impairment losses. These assets include the assets of the mining operations not included in mine development and infrastructure, borrowing costs, mineral and surface rights and land and all the assets of the non-mining operations.
4.6Amortisation and depreciation of mining assets
Amortisation and depreciation is determined to give a fair and systematic charge to profit or loss taking into account the nature of a particular ore body and the method of mining that ore body. To achieve this, the following calculation methods are used:
•Mining assets, including mine development and infrastructure costs, mine plant facilities and evaluation costs, are amortised over the life of the mine using the units-of-production method, based on estimated proved and probable ore reserves;
•Stripping activity assets are amortised on a units-of-production method, based on the estimated proved and probable ore reserves of the ore body to which the assets relate; and
•The mineral rights asset at the Australian operations are divided at the respective operations into a depreciable and a non-depreciable component. The mineral rights asset is initially capitalised to the mineral rights asset as a non-depreciable component.
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

AFR-153

Gold Fields Annual Financial Report including Governance Report	2021
Accounting policies continued

4.PROPERTY, PLANT AND EQUIPMENT continued
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
4.7Depreciation of non-mining assets
Non-mining assets are recorded at cost and depreciated on a straight-line basis over their current expected useful lives to their residual values.
The assets’ useful lives, depreciation methods and residual values are reassessed at each reporting date and adjusted if appropriate.
4.8Depreciation of right-of-use assets
The right-of-use assets are depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case the right-of-use assets are depreciated over the useful life of the underlying asset. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain re-measurements of the lease liability.
4.9Mining exploration
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
4.10Impairment
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
A CGU is defined by the Group as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Generally for the Group this represents an individual operating mine, including mines which are part of a larger mine complex. The costs attributable to individual shafts/pits of a mine are impaired if the shaft/pit is closed/depleted.
Exploration targets in respect of which costs have been capitalised at certain of the Group’s international operations are evaluated on an annual basis to ensure that these targets continue to support capitalisation of the underlying costs. Those that do not are impaired.
When any infrastructure is closed down during the year, any carrying value attributable to that infrastructure is impaired.

AFR-154

Gold Fields Annual Financial Report including Governance Report	2021

4.PROPERTY, PLANT AND EQUIPMENT continued
4.11Gain or loss on disposal of property, plant and equipment
Any gain or loss on disposal of property, plant and equipment (calculated as the net proceeds from disposal less the carrying amount of the item) is recognised in profit or loss.
4.12Leases
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
Subsequent to initial recognition, the lease liability is measured at amortised cost using the effective interest rate method. It is re-measured when there is a change in future lease payments:
•If there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee;
•If the Group changes its assessment of whether it will exercise a purchase, extension or termination option;
•If there is a revised in-substance fixed lease payment; and
•If there is a change in future lease payments resulting from a change in an index or a rate used to determine these payments.
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
4.13Deferred stripping
Production stripping costs in a surface mine are capitalised to property, plant and equipment if, and only if, all of the following criteria are met:
•It is probable that the future economic benefit associated with the stripping activity will flow to the entity;
•The entity can identify the component of the ore body for which access has been improved; and
•The costs relating to the stripping activity associated with that component can be measured reliably.
If the above criteria are not met, the stripping costs are recognised directly in profit or loss.
The Group initially measures the stripping activity asset at cost, this being the accumulation of costs directly incurred to perform the stripping activity that improves access to the identified component of ore.
After initial recognition, the stripping activity asset is carried at cost less accumulated amortisation and accumulated impairment losses.

AFR-155

Gold Fields Annual Financial Report including Governance Report	2021
Accounting policies continued

5.TAXATION
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
Except for Tarkwa, Damang and Cerro Corona, no provision is made for any potential taxation liability on the distribution of retained earnings by Group companies as it is probable that the related taxable temporary differences will not reverse in the foreseeable future.
6.INVENTORIES
Inventories are valued at the lower of cost and net realisable value. Gold on hand represents production on hand after the smelting process.
Cost is determined on the following basis:
•Gold on hand and gold in process is valued using weighted average cost. Cost includes production, amortisation and related administration costs;
•Heap leach and stockpile inventories are valued using weighted average cost. Cost includes production, amortisation and direct administration costs. The cost of materials on the heap leach and stockpiles, from which metals are expected to be recovered in a period longer than 12 months is classified as non-current assets; and
•Consumable stores are valued at weighted average cost, after appropriate provision for redundant and slow-moving items.
Net realisable value is determined with reference to relevant market prices or the estimated future sales price of the product if it is expected to be realised in the long term.

AFR-156

Gold Fields Annual Financial Report including Governance Report	2021

7.FINANCIAL INSTRUMENTS
7.1Non-derivative financial instruments
Recognition and initial measurement
Trade receivables are initially recognised when they are originated. All other financial assets and financial liabilities are initially recognised when the Group becomes a party to the contractual provisions of the instrument. A financial asset or financial liability is initially measured at fair value plus, for an item not at fair value through profit or loss (“FVTPL”), transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.
Classification and subsequent measurement
Financial assets – Classification policy
On initial recognition, an equity instrument is either classified as fair value through other comprehensive income (“FVOCI”) if an irrevocable election is made or FVTPL.
On initial recognition, a debt instrument is classified as:
•Amortised cost;
•FVOCI; and
•FVTPL.
A financial asset is measured at amortised cost if it meets both of the following conditions and is not designated as at FVTPL:
•It is held with a business model whose objective is to collect contractual cash flows; and
•Its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
An investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:
•It is held with a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
•Its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
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
•The Group’s business model for managing financial assets; and
•The contractual cash flow characteristics of the financial assets.

AFR-157

Gold Fields Annual Financial Report including Governance Report	2021
Accounting policies continued

7.FINANCIAL INSTRUMENTS continued
The business model assessment of the financial assets is based on the Group’s strategy and rationale for holding the financial assets on a portfolio level. When considering the strategy, the following is considered:
•Whether the financial assets are held to collect contractual cash flows;
•Whether the financial assets are held for sale; and
•Whether the financial assets are held for both collecting contractual cash flows and to be sold.
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

AFR-158

Gold Fields Annual Financial Report including Governance Report	2021

7.FINANCIAL INSTRUMENTS continued
7.1.1Investments
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
7.1.2Cash and cash equivalents
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
7.1.3Trade receivables
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
7.1.4Environmental trust funds
The environmental trust funds comprise mainly term deposits which are recognised at amortised cost less ECLs using the Group’s business model for managing its financial assets.
7.1.5Trade payables
Trade payables are recognised at amortised cost using the effective interest method.
7.1.6Borrowings
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
7.2Derivative financial instruments
The Group may from time to time establish currency and/or interest rate and/or commodity financial instruments to protect underlying cash flows.
Derivative financial instruments are initially recognised at fair value and subsequently re-measured to their fair value with changes therein recognised in profit or loss.

AFR-159

Gold Fields Annual Financial Report including Governance Report	2021
Accounting policies continued

8.PROVISIONS
Provisions are recognised when the Group has a present legal or constructive obligation resulting from past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.
9.PROVISION FOR ENVIRONMENTAL REHABILITATION COSTS
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
10.EMPLOYEE BENEFITS
10.1Short-term employee benefits
Short-term employee benefits are expensed as the related service is provided. A liability is recognised for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.
10.2Pension and provident funds
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
10.3Share-based payments
The Group operates an equity-settled compensation plan. The fair value of the equity-settled instruments is measured by reference to the fair value of the equity instrument granted which in turn is determined using the Black-Scholes and Monte Carlo simulation models on the date of grant.

AFR-160

Gold Fields Annual Financial Report including Governance Report	2021

10.EMPLOYEE BENEFITS continued
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
10.4Long-term incentive plan
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
10.5Termination benefits
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
11.STATED CAPITAL
11.1Ordinary share capital
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognised as a deduction from equity, net of any tax effects.
11.2Repurchase and reissue of share capital
When share capital recognised as equity is repurchased, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognised as a deduction from equity. Repurchased shares are classified as treasury shares and are deducted from equity. When treasury shares are sold or reissued subsequently, the amount received is recognised as an increase in equity, and the resulting surplus or deficit on the transaction is presented in share premium.
12.REVENUE FROM CONTRACTS WITH CUSTOMERS
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

AFR-161

Gold Fields Annual Financial Report including Governance Report	2021
Accounting policies continued

13.INVESTMENT INCOME
Investment income comprises interest income on funds invested and dividend income from listed and unlisted investments.
Investment income is recognised to the extent that it is probable that economic benefits will flow to the Group and the amount of investment income can be reliably measured. Investment income is stated at the fair value of the consideration received or receivable.
13.1Dividend income
Dividends are recognised in profit or loss when the right to receive payment is established
13.2Interest income
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
14.DIVIDENDS DECLARED
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
15.EARNINGS PER SHARE
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
16.NON-CURRENT ASSETS HELD FOR SALE
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
17.SEGMENTAL REPORTING
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (“CODM”) and is based on individual mining operations. The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Executive Committee that makes strategic decisions.
18.HEADLINE EARNINGS
Headline earnings is an additional earnings number that is permitted by IAS 33 Earnings per Share (“IAS 33”) as set out in the SAICA Circular 1/2021 (“Circular”). The starting point is earnings as determined in IAS 33, excluding separately identifiable re-measurements net of related tax (both current and deferred) and related non-controlling interest, other than re-measurements specifically included in headline earnings. A re-measurement is an amount recognised in profit or loss relating to any change (whether realised or unrealised) in the carrying amount of an asset or liability that arose after the initial recognition of such asset or liability. Included re-measurement items are included in section C of the Circular.

AFR-162

Gold Fields Annual Financial Report including Governance Report	2021
Consolidated Income Statement
for the year ended 31 December 2021

		United States Dollar
Figures in millions unless otherwise stated	Notes	2021	2020	2019

Revenue	1	4,195.2	3,892.1	2,967.1
Cost of sales	2	(2,374.9)	(2,150.4)	(2,033.5)
Investment income	3	8.3	8.7	7.3
Finance expense	4	(100.9)	(126.7)	(102.2)
Loss on financial instruments	38	(100.4)	(238.9)	(238.0)
Foreign exchange (loss)/gain		(1.9)	8.6	(5.2)
Other costs, net	8	(49.2)	(11.5)	(67.6)
Share-based payments	5	(12.7)	(14.5)	(20.5)
Long-term incentive plan	26	(28.5)	(51.3)	(9.1)
Exploration expense	6	(60.6)	(49.7)	(84.4)
Share of results of equity accounted investees, net of taxation	15	(32.0)	(2.6)	3.1
Profit on disposal of Maverix Metals Incorporated	15	—	—	14.6
Restructuring costs		(1.3)	(2.0)	(0.6)
Silicosis settlement costs	25.2	0.7	(0.3)	1.6
Impairment, net of reversal of impairment of investments and assets	7	(42.4)	50.6	(9.8)
Ghana expected credit loss	13.1	(41.1)	(29.0)	—
Profit/(loss) on disposal of assets		8.5	(0.2)	1.2
Profit before royalties and taxation	8	1,366.8	1,282.9	424.0
Royalties	9	(112.4)	(105.0)	(73.7)
Profit before taxation		1,254.4	1,177.9	350.3
Mining and income taxation	10	(424.9)	(432.5)	(175.6)
Profit for the year		829.5	745.4	174.7
Profit attributable to:
– Owners of the parent		789.3	723.0	161.6
– Non-controlling interests		40.2	22.4	13.1
		829.5	745.4	174.7
Earnings per share attributable to owners of the parent:
Basic earnings per share - cents	11.1	89	82	20
Diluted earnings per share - cents	11.2	88	81	19
The accompanying notes form an integral part of these financial statements.

Gold Fields Limited presents its income statement using the function method. Under the function method, investment income would have been disclosed under other income, loss on financial instruments and foreign exchange (loss)/gain under other (expenses)/income and share-based payments and long-term incentive plan under under other expenses.

AFR-163

Gold Fields Annual Financial Report including Governance Report	2021
Consolidated Statement of Comprehensive Income
for the year ended 31 December 2021

	United States Dollar
Figures in millions unless otherwise stated	2021	2020	2019

Profit for the year	829.5	745.4	174.7
Other comprehensive income, net of tax	(166.4)	58.4	54.3
Items that will not be reclassified to profit or loss	(3.8)	49.6	(14.2)
Equity investments at FVOCI – Net change in fair value	(5.8)	50.8	8.9
Taxation on above item	2.0	(1.2)	(23.1)
Items that may be reclassified subsequently to profit or loss	(162.6)	8.8	68.5
Foreign currency translation adjustments	(162.6)	8.8	68.5

Total comprehensive income for the year	663.1	803.8	229.0

Attributable to:
– Owners of the parent	622.9	781.4	215.9
– Non-controlling interests	40.2	22.4	13.1
	663.1	803.8	229.0
The accompanying notes form an integral part of these financial statements.

AFR-164

Gold Fields Annual Financial Report including Governance Report	2021
Consolidated Statement of Financial Position
at 31 December 2021

		United States Dollar
Figures in millions unless otherwise stated	Notes	2021	2020

ASSETS
Non-current assets		5,927.7	5,713.0
Property, plant and equipment	14	5,079.1	4,771.2
Inventories	19	155.2	141.5
Equity accounted investees	15	178.8	233.3
Investments	17	138.6	147.9
Environmental trust funds	18	88.1	79.3
Loan advanced – contractor	13.2	27.3	68.4
Non-current derivative financial assets	20.2	—	31.4
Deferred taxation	23	260.6	240.0
Current assets		1,421.1	1,730.4
Inventories	19	627.6	521.6
Trade and other receivables	20.1	263.7	240.1
Derivative financial assets	20.2	5.1	81.9
Cash and cash equivalents	21	524.7	886.8
Assets held for sale		—	29.4
Total assets		7,348.8	7,472.8
EQUITY AND LIABILITIES
Equity attributable to owners of the parent		3,977.8	3,664.5
Stated capital	22	3,871.5	3,871.5
Other reserves		(2,116.3)	(1,962.6)
Retained earnings		2,222.6	1,755.6
Non-controlling interests		152.3	163.7
Total equity		4,130.1	3,828.2
Non-current liabilities		2,396.3	2,728.1
Deferred taxation	23	500.9	499.9
Borrowings	24	1,078.1	1,443.4
Provisions	25	434.0	379.3
Lease liabilities	33	355.1	364.8
Long-term incentive plan	26	28.2	33.4
Non-current derivative financial liabilities	27.2	—	7.3
Current liabilities		822.4	916.5
Trade and other payables	27.1	577.7	550.6
Derivative financial liabilities	27.2	6.8	21.8
Royalties payable	30	20.6	17.7
Taxation payable	31	115.9	121.3
Current portion of borrowings	24	—	83.5
Current portion of lease liabilities	33	60.4	64.2
Current portion of provisions	25	12.6	23.6
Current portion of long-term incentive plan	26	28.4	33.8

Total liabilities		3,218.7	3,644.6
Total equity and liabilities		7,348.8	7,472.8
The accompanying notes form an integral part of these financial statements.

AFR-165

Gold Fields Annual Financial Report including Governance Report	2021
Consolidated Statement of Changes in Equity
for the year ended 31 December 2021

	United States Dollar
Figures in millions unless otherwise stated	Stated capital	Accumulated other comprehensive income¹	Other reserves²	Retained earnings	Equity attributable to owners of the parent	Non-controlling interests	Total equity

Balance at 1 January 2019	3,622.5	(2,330.8)	220.5	1,073.9	2,586.1	120.8	2,706.9

Profit for the year	—	—	—	161.6	161.6	13.1	174.7
Other comprehensive income	—	54.3	—	—	54.3	—	54.3
Total comprehensive income	—	54.3	—	161.6	215.9	13.1	229.0
Transactions with owners of the Company
Dividends declared	—	—	—	(45.5)	(45.5)	(2.2)	(47.7)
Share-based payments	—	—	20.5	—	20.5	—	20.5
Balance at 31 December 2019	3,622.5	(2,276.5)	241.0	1,190.0	2,777.0	131.7	2,908.7

Profit for the year	—	—	—	723.0	723.0	22.4	745.4
Other comprehensive income	—	58.4	—	—	58.4	—	58.4
Total comprehensive income	—	58.4	—	723.0	781.4	22.4	803.8
Transactions with owners of the Company
Dividends declared	—	—	—	(137.7)	(137.7)	(10.1)	(147.8)
Share issue[3]	249.0	—	—	—	249.0	—	249.0
Transaction with non-controlling interest holders[4]	—	—	—	(19.7)	(19.7)	19.7	—
Share-based payments	—	—	14.5	—	14.5	—	14.5
Balance at 31 December 2020	3,871.5	(2,218.1)	255.5	1,755.6	3,664.5	163.7	3,828.2

Profit for the year	—	—	—	789.3	789.3	40.2	829.5
Other comprehensive income	—	(166.4)	—	—	(166.4)	—	(166.4)
Total comprehensive income	—	(166.4)	—	789.3	622.9	40.2	663.1
Transactions with owners of the Company
Dividends declared	—	—	—	(322.3)	(322.3)	(51.6)	(373.9)
Share-based payments	—	—	12.7	—	12.7	—	12.7
Balance at 31 December 2021	3,871.5	(2,384.5)	268.2	2,222.6	3,977.8	152.3	4,130.1
The accompanying notes form an integral part of these financial statements.
1Accumulated other comprehensive income mainly comprises foreign currency translation.
2Other reserves include share-based payments and share of equity-accounted investee’s other comprehensive income. The aggregate of accumulated other comprehensive income and other reserves in the consolidated statement of changes in equity is disclosed in the Consolidated statement of financial position as other reserves.
3On 12 February 2020 Gold Fields successfully completed the placing of 41,431,635 new ordinary, no par value shares with existing and new institutional investors at a price of R90.2 per share. The placing issued represented, in aggregate, approximately 5% of the Company’s issued ordinary share capital prior to the placing. Gross proceeds of approximately R3.7 billion (US$249.0 million) were raised through the placing.
4On 6 December 2020, per the South Deep BEE transaction an economic interest of 3.57% in Newshelf 899 (Proprietary) Limited vested to the BEE non-controlling interest holders. Refer to note 42 for further details.

AFR-166

Gold Fields Annual Financial Report including Governance Report	2021
Consolidated Statement of Cash Flows
for the year ended 31 December 2021

		United States Dollar
Figures in millions unless otherwise stated	Notes	2021	2020	2019

Cash flows from operating activities		1,230.2	1,111.4	845.0
Cash generated by operations	28	2,347.3	1,933.9	1,302.8
Interest received		7.4	7.6	6.6
Change in working capital	29	(89.4)	(171.8)	(24.6)
Cash generated by operating activities		2,265.3	1,769.7	1,284.8
Silicosis payment	25.2	(4.4)	(3.5)	(4.6)
Interest paid		(103.2)	(127.2)	(132.0)
Royalties paid	30	(108.8)	(102.5)	(72.3)
Taxation paid	31	(448.8)	(278.7)	(181.8)
Net cash from operations		1,600.1	1,257.8	894.1
Dividends paid		(369.9)	(146.4)	(49.1)
– Owners of the parent		(322.3)	(137.7)	(45.5)
– Non-controlling interest holders		(46.7)	(7.6)	(2.2)
– South Deep BEE dividend		(0.9)	(1.1)	(1.4)

Cash flows from investing activities		(1,070.5)	(607.4)	(446.8)
Additions to property, plant and equipment		(1,088.7)	(583.7)	(612.5)
Capital expenditure - working capital		28.7	(7.1)	—
Proceeds on disposal of property, plant and equipment		2.8	0.7	3.7
Purchase of Asanko Gold	15	—	—	(20.0)
Purchase of investments		(27.4)	(0.6)	(6.5)
Redemption of Asanko Preference Shares		5.0	37.5	10.0
Proceeds on disposal of subsidiary		—	—	6.2
Proceeds on disposal of Maverix associate		—	—	66.8
Proceeds on disposal of investments		19.2	22.9	112.6
Loan advanced – contractors		—	(68.4)	—
Contributions to environmental trust funds		(10.1)	(8.7)	(7.1)

Cash flows from financing activities		(510.5)	(139.8)	(104.6)
Loans raised		207.5	689.8	1,538.0
Loans repaid		(644.2)	(1,014.2)	(1,604.3)
Payment of principal lease liabilities		(73.8)	(64.4)	(38.3)
Proceeds from the issue of shares		—	249.0	—

Net cash (utilised)/generated		(350.8)	364.2	293.6
Effect of exchange rate fluctuation on cash held		(11.3)	7.6	1.7
Cash and cash equivalents at beginning of the year		886.8	515.0	219.7

Cash and cash equivalents at end of the year	21	524.7	886.8	515.0
The accompanying notes form an integral part of these financial statements.

AFR-167

Gold Fields Annual Financial Report including Governance Report	2021
Notes to the Consolidated Financial Statements
for the year ended 31 December 2021

1.    REVENUE

	United States Dollar
Figures in millions unless otherwise stated	2021	2020	2019

Revenue from contracts with customers	4,195.2	3,892.1	2,967.1
– Gold[1]	3,962.9	3,748.0	2,802.0
– Copper[2]	232.3	144.1	165.1

1All regions.
2Only Peru region (Cerro Corona).
Disclosure of disaggregated revenue from contracts with customers
The Group generates revenue primarily from the sale of gold bullion and copper concentrate to refineries and banks. All revenue from contracts with customers is recognised at a point in time. The Group also produces silver which is an insignificant by-product.
The disaggregation of revenue from contracts with customers by primary geographical market and product is described in the segment note (note 41).
2.    COST OF SALES

	United States Dollar
Figures in millions unless otherwise stated	2021	2020	2019

Salaries and wages	(397.8)	(352.5)	(334.8)
Consumable stores	(319.6)	(267.4)	(270.4)
Utilities	(134.1)	(121.3)	(131.5)
Mine contractors	(628.2)	(575.3)	(511.0)
Other	(304.8)	(238.1)	(218.8)
Cost of sales before gold inventory change and amortisation and depreciation	(1,784.5)	(1,554.6)	(1,466.5)
Gold inventory change	122.8	65.5	43.0
Cost of sales before amortisation and depreciation	(1,661.7)	(1,489.1)	(1,423.5)
Amortisation and depreciation	(713.2)	(661.3)	(610.0)
Total cost of sales	(2,374.9)	(2,150.4)	(2,033.5)
3.    INVESTMENT INCOME

	United States Dollar
Figures in millions unless otherwise stated	2021	2020	2019

Dividends received	0.1	0.4	—
Interest received – environmental trust funds	0.8	0.7	0.7
Interest received – cash balances	7.4	7.6	6.6
Total investment income	8.3	8.7	7.3
4.    FINANCE EXPENSE

	United States Dollar
Figures in millions unless otherwise stated	2021	2020	2019

Interest expense – environmental rehabilitation	(8.6)	(10.7)	(11.7)
Unwinding of discount rate on silicosis settlement costs	(1.1)	(1.5)	(1.3)
Interest expense – lease liability	(24.1)	(22.4)	(18.6)
Interest expense – borrowings	(79.6)	(105.3)	(114.0)
Borrowing costs capitalised[1]	12.5	13.2	43.4
Total finance expense	(100.9)	(126.7)	(102.2)
1Borrowing costs capitalised of US$12.5 million (2020: US$13.2 million and 2019: US$43.4 million) comprise borrowing costs relating to general borrowings of US$12.5 million (2020: US$13.2 million and 2019: US$31.0 million) and specific borrowings of US$nil (2020: US$nil and 2019: US$12.4 million). The specific borrowings of US$12.4 million in 2019 related to the Gruyere project and were included in additions to property, plant and equipment of US$612.5 million (refer note 14).

AFR-168

Gold Fields Annual Financial Report including Governance Report	2021

5.    SHARE-BASED PAYMENTS
The Group granted equity-settled instruments comprising share options and restricted shares to Executive Directors, certain officers and employees. During the year ended 31 December 2021, the Gold Fields Limited 2012 share plan as amended in 2016 was in place. Allocations under this plan were made during 2019, 2020 and 2021.
Gold Fields Limited 2012 share plan amended – awards after 1 March 2016
At the Annual General Meeting on 18 May 2016, shareholders approved the adoption of the revised Gold Fields Limited 2012 share plan to replace the long-term incentive scheme (“LTIP”). The plan provides for four types of participation, namely performance shares (“PS”), retention shares (“RS”), restricted shares (“RSS”) and matching shares (“MS”). This plan is in place to attract, retain, motivate and reward participating employees on a basis which seeks to align the interests of such employees with those of the Company’s shareholders. Currently, the last vesting date is 15 February 2024.
The expense is as follows:

	United States Dollar
Figures in millions unless otherwise stated	2021	2020	2019

Share-based payments	(12.7)	(14.5)	(20.5)
Total included in profit or loss for the year	(12.7)	(14.5)	(20.5)
The following table summarises the movement of share options under the Gold Fields Limited 2012 share plan as amended in 2016 during the years ended 31 December 2021, 2020 and 2019:

	2021	2020	2019
	Performance Shares (PS)	Performance Shares (PS)	Performance Shares (PS)

Outstanding at beginning of the year	6,982,838	14,833,390	18,361,977
Movement during the year:
Granted	1,403,675	1,581,749	4,558,177
Exercised and released	(3,038,661)	(7,825,571)	(6,611,023)
Forfeited	(186,108)	(1,606,730)	(1,475,741)
Outstanding at end of the year	5,161,744	6,982,838	14,833,390
At 31 December 2021, none of the outstanding options above had vested.
The fair value of equity instruments granted during the year ended 31 December 2021, 2020 and 2019 were valued using the Monte Carlo simulation model:

	2021	2020	2019

Monte-Carlo simulation
Performance shares
The inputs to the model for options granted during the year were as follows:
– weighted average historical volatility (based on a statistical analysis of the share price on a weighted moving average basis for the expected term of the option)	63.6%	58.4%	44.7%
– expected term (years)	3 years	3 years	3 years
– dividend yield[1]	n/a	n/a	n/a
– average three-year risk free interest rate (based on US interest rates)	1.2%	0.3%	1.4%
– weighted average fair value (United States dollars)	10.3	6.4	5.7

1There is no dividend yield applied to the Monte Carlo simulation model as the performance conditions follow a total shareholder return method.

AFR-169

Gold Fields Annual Financial Report including Governance Report	2021
Notes to the Consolidated Financial Statements continued
for the year ended 31 December 2021

5.    SHARE-BASED PAYMENTS continued
The weighted average share price for the year ended 31 December 2021 on the Johannesburg Stock Exchange (US$) was US$9.71 (2020: US$9.25 and 2019: US$4.82).
The compensation costs related to awards not yet recognised under the above plans at 31 December 2021, 2020 and 2019 amount to US$14.7 million, US$19.7 million and US$17.5 million, respectively, and are to be recognised over 3 years.
The Directors were authorised to issue and allot all or any of such shares required for the plans, but in aggregate all plans may not exceed 44,385,867 of the total issued ordinary stated capital of the Company. An individual participant may also not be awarded an aggregate of shares from all or any such plans exceeding 4,438,587 of the Company’s total issued ordinary stated capital. The unexercised options and shares under all plans represented 0.6% of the total issued stated capital at 31 December 2021.
6.    EXPLORATION EXPENSE

	United States Dollar
Figures in millions unless otherwise stated	2021	2020	2019

Australia	(21.3)	(16.9)	(30.0)
Ghana	(9.6)	—	—
Peru	(1.6)	(1.4)	(4.4)
Chile	(27.2)	(30.1)	(49.1)
Other	(0.9)	(1.3)	(0.9)
Total exploration expense	(60.6)	(49.7)	(84.4)
7.    IMPAIRMENT, NET OF REVERSAL OF IMPAIRMENT OF INVESTMENTS AND ASSETS

	United States Dollar
Figures in millions unless otherwise stated	2021	2020	2019

Investments	(30.8)	62.3	(9.6)
Equity accounted investees
– Far Southeast Gold Resources Incorporated ("FSE")[1]	(30.8)	62.3	(9.6)
Property, plant and equipment	(11.6)	(11.7)	(0.2)
Impairment of property, plant and equipment - other[2]	(11.6)	(11.7)	(0.2)

Impairment, net of reversal of impairment of investments and assets	(42.4)	50.6	(9.8)
1Following the identification of impairment indicators during 2019, FSE was valued at its recoverable amount which resulted in an impairment of US$9.6 million. During 2020, FSE’s recoverable amount was determined to be higher than the carrying value due to an increase in commodity prices that resulted in an increase in Lepanto Consolidated Mining Company’s ("Lepanto") share price and a reversal of US$62.3 million was recorded. The net reversal was limited to previous impairments recognised. During 2021, impairment indicators were identified as a result of the reduction in the share price of Lepanto and FSE was further impaired by US$30.8 million to its recoverable amount. The recoverable amount was based on the fair value less cost of disposal (“FVLCOD”) of the investment (level 2 in the fair value hierarchy). The FVLCOD was indirectly derived from the market value of Lepanto Consolidated Mining Company, being the 60% shareholder of FSE. The (impairment)/reversal of impairment is included in the “Corporate and other” segment.
2The US$11.6 million in 2021 comprises $10.0 million (2020: US$nil and 2019: US$nil) impairment of capitalised exploration costs at St Ives based on technical and economic parameters of various studies, US$nil (2020: US$9.8 million and 2019: US$nil) impairment of drilling costs at Damang (based on technical and economic parameters of various studies, all assets related to the Amoanda-Tomento corridor were impaired) and US$1.6 million (2020: US$1.9 million and 2019: US$0.2 million) impairment of redundant assets in Peru.

AFR-170

Gold Fields Annual Financial Report including Governance Report	2021

8.    INCLUDED IN PROFIT BEFORE ROYALTIES AND TAXATION ARE THE FOLLOWING:

	United States Dollar
Figures in millions unless otherwise stated	2021	2020	2019

Damang – contract termination[1]	—	(1.1)	(13.1)
Loss on buy-back of notes[1]	—	—	(5.0)
Social contributions and sponsorships[1]	(18.1)	(13.7)	(18.0)
Rehabilitation expense[1]	(10.8)	(1.5)	(13.4)
Offshore structure costs[1]	(14.6)	(13.6)	(16.7)
Restructuring costs[2]	(1.3)	(2.0)	(0.6)
Salares VAT[1,3]	—	23.9	—
1Included under “Other costs, net” in the consolidated income statement.
2The restructuring costs in 2021 comprise mainly separation packages at Tarkwa amounting to US$1.3 million (2020: US$1.2 million and 2019: US$0.3 million), St Ives of US$nil (2020: US$0.8 million and 2019: US$nil) and South Deep amounting to US$nil (2020: US$nil and 2019: US$0.3 million).
3The US$23.9 million income related to a submission of VAT claims for expenses incurred from 2010 to June 2020 at Salares Norte to the Chilean tax authority which became claimable from the commencement of construction in 2020.
9.    ROYALTIES

	United States Dollar
Figures in millions unless otherwise stated	2021	2020	2019

South Africa	(2.6)	(2.0)	(1.6)
Foreign	(109.8)	(103.0)	(72.1)
Total royalties	(112.4)	(105.0)	(73.7)

Royalty rates
South Africa (effective rate)[1]	0.5%	0.5%	0.5%
Australia[2]	2.5%	2.5%	2.5%
Ghana[3]	4.1%	4.1%	3.5%
Peru[4]	4.4%	3.9%	3.6%
1The Mineral and Petroleum Resource Royalty Act 2008 (“Royalty Act”) was promulgated on 24 November 2008 and became effective from 1 March 2010. The Royalty Act imposes a royalty on refined (mineral resources that have undergone a comprehensive level of beneficiation such as smelting and refining as defined in Schedule 1 of the Royalty Act) and unrefined (mineral resources that have undergone limited beneficiation as defined in Schedule 2 of the Royalty Act) minerals payable to the state. The royalty in respect of refined minerals (which include gold refined to 99.5% and above and platinum) is calculated by dividing earnings before interest and taxes (“EBIT”) by the product of 12.5 times gross revenue calculated as a percentage, plus an additional 0.5%. EBIT refers to taxable mining income (with certain exceptions such as no deduction for interest payable and foreign exchange losses) before assessed losses but after capital expenditure. A maximum royalty of 5% has been introduced on refined minerals. The effective rate of royalty tax payable for the year ended 31 December 2021 was 0.5% of mining revenue (2020: 0.5% and 2019: 0.5%) equalling the minimum charge per the formula.
2The Australian operations are subject to a 2.5% (2020: 2.5% and 2019: 2.5%) gold royalty on revenue as the mineral rights are owned by the state.
3Minerals are owned by the Republic of Ghana and held in trust by the President. During 2016, Gold Fields signed a Development Agreement (“DA”) with the Government of Ghana for both the Tarkwa and Damang mines. This agreement stated that the Ghanaian operations will be subject to a sliding scale for royalty rates, linked to the prevailing gold price (effective 1 January 2017). The sliding scale is as follows:

Average gold price
Low value		High value	Royalty rate

US$0.00	–	US$1,299.99	3.0%
US$1,300.00	–	US$1,449.99	3.5%
US$1,450.00	–	US$2,299.99	4.1%
US$2,300.00	–	Unlimited	5.0%
4The Peruvian operations are subject to a mining royalty calculated on a sliding scale with rates ranging from 1% to 12% of the value of operating profit.

AFR-171

Gold Fields Annual Financial Report including Governance Report	2021
Notes to the Consolidated Financial Statements continued
for the year ended 31 December 2021

10.    MINING AND INCOME TAXATION

	United States Dollar
Figures in millions unless otherwise stated	2021	2020	2019

The components of mining and income tax are the following:
South African taxation
– company and capital gains taxation	(3.8)	(4.5)	(2.9)
– dividend withholding tax	(24.3)	—	—
– prior year adjustment - current taxation	0.8	(0.5)	0.2
– deferred taxation	(27.4)	(25.8)	(0.3)
– prior year adjustment - deferred taxation	(3.4)	—	—
Foreign taxation
– current taxation	(417.9)	(356.2)	(184.1)
– dividend withholding tax	—	(5.2)	(2.7)
– prior year adjustment - current taxation	(3.5)	(0.1)	(1.1)
– deferred taxation	54.6	(40.2)	15.3
Total mining and income taxation	(424.9)	(432.5)	(175.6)
Major items causing the Group's income taxation to differ from the maximum South African statutory mining tax rate of 34.0% (2020: 34.0% and 2019: 34.0%) were:
Taxation on profit before taxation at maximum South African statutory mining tax rate	(426.5)	(400.5)	(119.1)
Rate adjustment to reflect the actual realised company tax rates in South Africa and offshore[1]	45.9	45.6	17.9
Non-deductible share-based payments	(4.3)	(4.9)	(7.0)
Non-deductible exploration expense	(9.6)	(0.4)	(17.0)
Deferred tax assets not recognised on impairment of investments (2020: reversal of impairment and 2019: impairment)[2]	(10.5)	21.2	(3.3)
Non-deductible interest paid	(22.2)	(31.2)	(29.9)
Share of results of equity accounted investees, net of taxation	(10.9)	(0.9)	1.1
Non-taxable fair value (loss)/gain on Maverix warrants	(1.4)	0.4	1.4
Non-taxable profit on disposal of Maverix (2018: dilution of Gold Fields' interest in Maverix)	—	—	5.0
Dividend withholding tax	(29.5)	(5.9)	(2.9)
Net non-deductible expenditure and non-taxable income	(26.7)	(0.7)	(10.5)
Deferred tax on unremitted earnings at Tarkwa and Cerro Corona	15.7	1.3	(4.5)
Deferred taxation movement on Peruvian Nuevo Sol devaluation against US dollar[3]	(8.6)	(7.5)	0.1
Various Peruvian non-deductible expenses	(7.9)	(5.8)	(6.6)
Deferred tax assets not recognised at Cerro Corona, net[4]	(12.2)	(0.1)	(3.3)
Deferred tax assets not recognised at Damang and Tarkwa[5]	(6.6)	(50.9)	—
Deferred tax assets recognised at Salares Norte[6]	96.7	12.8	—
Prior year adjustments	(6.4)	(0.2)	(1.0)
Other	0.1	(4.8)	4.0
Total mining and income taxation	(424.9)	(432.5)	(175.6)
1Due to different tax rates in various jurisdictions, primarily South Africa, Ghana, Australia and Peru.
2Deferred tax assets not recognised on reversal of impairment of investments relate to the impairment of FSE (2020: reversal of FSE impairment and 2019: impairment of FSE). Refer to note 7 for details of impairments.
3The functional currency of Cerro Corona is US Dollar, however, the Peruvian tax base is based on values in Peruvian Nuevo Sol.
4Deferred tax assets amounting to US$0.1 million and US$3.3 million were not recognised during the years ended 31 December 2020 and 2019, respectively, at Cerro Corona to the extent that there is insufficient future taxable income available. Deferred tax assets were not recognised during the year related to deductible temporary differences on additions to fixed assets in the current financial year that would only reverse after the end of the life-of-mine (“LoM”) of Cerro Corona. In making this determination, the Group analysed, among others, forecasts of future earnings and the nature and timing of future deductions and benefits represented by deferred tax assets.
During 2021, deferred tax assets of US$12.2 million were not recognised. This comprised deferred tax assets of US$15.6 million not recognised relating to losses on financial instruments of US$45.8 million due to uncertainty in the deductibility of these losses, partially offset by deferred tax assets amounting to $3.4 million that were previously not recognised (as explained above), recognised due to the increase in future taxable income available because of a higher long-term gold price used in the 2021 assessment.
5During 2021, deferred tax assets of US$6.6 million (2020: US$50.9 million) were not recognised at the Ghanaian operations. The US$50.9 million in 2020 comprised US$41.0 million deferred tax assets relating to losses on financial instruments of US$120.6 million (these losses are ring-fenced for tax purposes and there are no expected future gains on financial instruments to utilise against these losses) and US$9.9 million relating to the Tarkwa expected credit loss provision of US$29.0 million. The US$6.6 million in 2021 comprised US$14.0 million relating to the Ghana expected credit loss provision of US$41.1 million, partially offset by US$7.4 million deferred tax assets recognised relating to the utilisation of previous losses on financial instruments (as explained above).
6During 2021, deferred tax assets of US$96.7 million was raised. At 31 December 2021, there has been significant progress with the construction of the Salares Norte project as indicated by total project progress at 62.5%, construction progress at 55% and the early forecast curve being aligned with the scheduled finish of Q1 2023. The project is expected to deliver significant value and all tax credits are expected to be fully utilised before they expire. During 2020, deferred tax assets of US$12.8 million relating to assessed losses were recognised during the year at Salares Norte, to the extent that there was sufficient taxable income available in 2020 to offset against these losses. The taxable income in 2020 related mainly to gains on the Salares Norte foreign currency hedge.

AFR-172

Gold Fields Annual Financial Report including Governance Report	2021

10.    MINING AND INCOME TAXATION continued

	United States Dollar
	2021	2020	2019

South Africa – current tax rates
Mining tax[1]	Y = 34 – 170/X	Y = 34 – 170/X	Y = 34 – 170/X
Non-mining tax[2]	28.0%	28.0%	28.0%
Company tax rate	28.0%	28.0%	28.0%
International operations – current tax rates
Australia	30.0%	30.0%	30.0%
Ghana	32.5%	32.5%	32.5%
Peru	29.5%	29.5%	29.5%
1South African mining tax on mining income is determined according to a formula which takes into account the profit and revenue from mining operations. South African mining taxable income is determined after the deduction of all mining capital expenditure, with the proviso that this cannot result in an assessed loss. Capital expenditure amounts not deducted are carried forward as unredeemed capital expenditure to be deducted from future mining income. Accounting depreciation is ignored for the purpose of calculating South African mining taxation. The effective mining tax rate for Gold Fields Operations Limited (“GFO”) and GFI Joint Venture Holdings (Proprietary) Limited (“GFIJVH”), owners of the South Deep mine, has been calculated at 29% (2020: 29% and 2019: 29%).
In the formula above, Y is the percentage rate of tax payable and X is the ratio of mining profit, after the deduction of redeemable capital expenditure, to mining revenue expressed as a percentage.
2Non-mining income of South African mining operations consists primarily of interest income.
Deferred tax is provided at the expected future rate for mining operations arising from temporary differences between the carrying values and tax values of assets and liabilities.
At 31 December 2021, the Group had the following estimated amounts available for set-off against future income (pre-tax):

	South African Rand
	2021			2020
	Gross unredeemed capital expenditure	Gross tax losses	Gross tax losses not recognised	Gross unredeemed capital expenditure	Gross tax losses	Gross tax losses not recognised
	Rand million	Rand million	Rand million	Rand million	Rand million	Rand million

South Africa[1]
Gold Fields Operations Limited	10,492.3	746.4	—	9,927.8	2,213.8	—
GFI Joint Venture Holdings (Proprietary) Limited	13,193.3	746.7	—	14,251.0	768.0	—
Gold Fields Holdings Company Limited	—	143.3	143.3	—	53.0	53.0
	23,685.6	1,636.4	143.3	24,178.8	3,034.8	53.0
1These deductions are available to be utilised against income generated by the relevant tax entity and do not expire unless the tax entity concerned ceases to operate for a period of longer than one year. Under South African mining tax ring-fencing legislation, each tax entity is treated separately and as such these deductions can only be utilised by the tax entities in which the deductions have been generated. South African tax losses and unredeemed capital expenditure have no expiration date.

AFR-173

Gold Fields Annual Financial Report including Governance Report	2021
Notes to the Consolidated Financial Statements continued
for the year ended 31 December 2021

10.    MINING AND INCOME TAXATION continued

	United States Dollar
	2021			2020
	Gross unredeemed capital expenditure	Gross tax losses	Gross tax losses not recognised	Gross unredeemed capital expenditure	Gross tax losses	Gross tax losses not recognised
	US$ million	US$ million	US$ million	US$ million	US$ million	US$ million

South Africa[1]
Gold Fields Operations Limited	658.2	46.8	—	675.8	150.7	—
GFI Joint Venture Holdings (Proprietary) Limited	827.7	46.8	—	970.1	52.3	—
Gold Fields Holdings Company Limited	—	9.0	9.0	—	3.6	3.6
	1,485.9	102.6	9.0	1,645.9	206.6	3.6
International operations
Exploration entities[2]	—	227.6	227.6	—	231.2	231.2
Minera Gold Fields Salares Norte[3]	458.3	87.6	—	—	205.8	205.8
Gold Fields La Cima S.A.[4]	—	45.8	45.8	—	—	—
Abosso Goldfields Limited[5,6]	—	31.5	31.5	—	44.5	35.6
Gold Fields Ghana Limited[5,7]	—	46.9	46.9	—	85.0	85.0
	458.3	439.4	351.8	—	566.5	557.6
1These deductions are available to be utilised against income generated by the relevant tax entity and do not expire unless the tax entity concerned ceases to operate for a period of longer than one year. Under South African mining tax ring-fencing legislation, each tax entity is treated separately and as such these deductions can only be utilised by the tax entities in which the deductions have been generated. South African tax losses and unredeemed capital expenditure have no expiration date.
2The total tax losses of US$227.6 million (2020: US$231.2 million) comprise US$3.1 million (2020: US$3.8 million) tax losses that expire between one and two years, US$4.3 million (2020: US$1.9 million) tax losses that expire between two and five years, US$1.2 million (2020: US$2.6 million) tax losses that expire between five and 10 years, US$180.4 million (2020: US$180.4 million) tax losses that expire after 10 years and US$38.6 million (2020: US$42.5 million) tax losses that have no expiry date.
3These deductions are available to be utilised against income generated by the relevant tax entity and do not expire.
4At 31 December 2021, deferred tax assets at La Cima of US$45.8 million (2020: US$nil) not recognised relate to losses on financial instruments.
5Tax losses may be carried forward for five years. These losses expire on a first-in-first-out basis. Tax losses of US$31.5 million (2020: US$8.9 million) expire in three years, tax losses of US$46.9 million (2020: US$35.1 million) expire in four years and tax losses of US$nil (2020: US$85.5 million) expire in five years.
6At 31 December 2021, tax losses at Damang of US$31.5 million (2020: US$44.5 million) comprise a deferred tax asset recognised for an assessed loss of US$nil (2020: US$8.9 million) and deferred tax assets not recognised relating to financial instruments losses of US$31.5 million (2020: US$35.6 million).
7At 31 December 2021, deferred tax assets at Tarkwa of US$46.9 million (2020: US$85.0 million) not recognised relating to losses on financial instruments.

AFR-174

Gold Fields Annual Financial Report including Governance Report	2021

11.    EARNINGS PER SHARE

		United States Dollar
	Figures in millions unless otherwise stated	2021	2020	2019

11.1	Basic earnings per share – cents	89	82	20

Basic earnings per share is calculated by dividing the profit attributable to owners of the parent of US$789.3 million (2020: US$723.0 million and 2019: US$161.6 million) by the weighted average number of ordinary shares in issue during the year of 887,306,342 (2020: 878,661,474 and 2019: 827,386,603).

		United States Dollar
	Figures in millions unless otherwise stated	2021	2020	2019

11.2	Diluted earnings per share – cents	88	81	19

Diluted earnings per share is calculated by dividing the diluted profit attributable to owners of the parent of US$781.9 million (2020: US$719.3 million and 2019: US$161.6 million) by the diluted weighted average number of ordinary shares in issue during the year of 893,497,539 (2020: 889,841,717 and 2019: 839,234,102).

	Net profit attributable to owners of the parent has been adjusted by the following to arrive at the diluted profit attributable to owners of the parent:
	Profit attributable to owners of the parent	789.3	723.0	161.6
	South Deep minority interest at 10%	(7.4)	(3.7)	—
	Diluted profit attributable to owners of the parent	781.9	719.3	161.6
	The weighted average number of shares has been adjusted by the following to arrive at the diluted number of ordinary shares:
	Weighted average number of ordinary shares	887,306,342	878,661,474	827,386,603
	Potentially dilutive share options in issue	6,191,197	11,180,243	11,847,499
	Diluted weighted average number of ordinary shares	893,497,539	889,841,717	839,234,102

AFR-175

Gold Fields Annual Financial Report including Governance Report	2021
Notes to the Consolidated Financial Statements continued
for the year ended 31 December 2021

11.    EARNINGS PER SHARE continued

		United States Dollar
	Figures in millions unless otherwise stated	2021	2020	2019

11.3	Headline earnings per share – cents	100	83	20

Headline earnings per share is calculated by dividing headline earnings of US$890.0 million (2020: US$729.3 million and 2019: US$162.7 million) by the weighted average number of ordinary shares in issue during the year of 887,306,342 (2020: 878,661,474 and 2019: 827,386,603).

	Net profit attributable to owners of the parent is reconciled to headline earnings as follows:
	Long-form headline earnings reconciliation
	Profit attributable to owners of the parent	789.3	723.0	161.6
	(Profit)/loss on disposal of assets, net	(5.9)	0.1	(0.8)
	Gross	(8.5)	0.2	(1.2)
	Taxation effect	2.6	(0.1)	0.4
	Impairment, reversal of impairment and write-off of investments and assets and other, net	106.6	6.2	1.9
	Impairment, net of reversal of impairment of investments and assets	42.4	(50.6)	9.8
	Write-off of exploration and evaluation assets[1]	21.3	16.9	30.0
	Asanko Gold mine impairment	52.8	49.5	—
	Profit on disposal of Maverix	—	—	(33.8)
	Release of foreign exchange reserve on disposal of subsidiary	—	—	4.6
	Loss on disposal of subsidiary	—	—	0.3
	Taxation effect	(9.9)	(8.9)	(9.0)
	Non-controlling interest effect	—	(0.7)	—

	Headline earnings	890.0	729.3	162.7
1 Included under "Exploration expense" in the consolidated income statement. Refer note 6.

		United States Dollar
	Figures in millions unless otherwise stated	2021	2020	2019

11.4	Diluted headline earnings per share – cents	99	82	19

Diluted headline earnings per share is calculated by dividing diluted headline earnings of US$882.6 million (2020: US$725.6 million and 2019: US$162.7 million) by the diluted weighted average number of ordinary shares in issue during the year of 839,497,539 (2020: 889,841,717 and 2019: 839,234,102).

	Headline earnings has been adjusted by the following to arrive at dilutive headline earnings:
	Headline earnings	890.0	729.3	162.7
	South Deep minority interest at 10%	(7.4)	(3.7)	—
	Diluted headline earnings	882.6	725.6	162.7

AFR-176

Gold Fields Annual Financial Report including Governance Report	2021

12.    DIVIDENDS

	United States Dollar
Figures in millions unless otherwise stated	2021	2020	2019

2020 final dividend of 320 SA cents per share (2019: 100 SA cents and 2018: 20 SA cents) declared on 17 February 2021.	190.4	84.7	11.5
2021 interim dividend of 210 SA cents was declared during 2021 (2020: 160 SA cents and 2019: 60 SA cents).	131.9	53.0	34.0
A final dividend in respect of the financial year ended 31 December 2021 of 260 SA cents per share was approved by the Board of Directors on 16 February 2022. This dividend payable is not reflected in these financial statements.

Dividends are subject to Dividend Withholding Tax.
Total dividends	322.3	137.7	45.5
Dividends per share – cents	36	16	5
13.1    GHANA EXPECTED CREDIT LOSS

	United States Dollar
Figures in millions unless otherwise stated	2021	2020	2019

Ghana expected credit loss – loan advanced to contractor[1]	(41.1)	—	—
Tarkwa expected credit loss – receivable[2]	—	(29.0)	—
Total expected credit loss	(41.1)	(29.0)	—
1The expected credit loss provision of US$41.1 million in 2021 was raised against a contractor loan at 31 December 2021. The contractor loan (refer note 13.2) related to the financial assistance provided to a contractor at Ghana for the procurement of new fleet. See note 38 for further details.
2The expected credit loss provision of US$29.0 million in 2020 was raised against a receivable of US$29.0 million at 31 December 2020. The receivable related to the sale of mining fleet to a contractor at Tarkwa as part of the transition to contractor mining. During 2021, the receivable was fully written off.
13.2    LOAN ADVANCED – CONTRACTOR

Figures in millions unless otherwise stated	2021	2020

Balance at beginning of the year	68.4	—
Loan advanced	—	68.4
Expected credit loss	(41.1)	—
Total loan advanced to contractor[1]	27.3	68.4
1Due to issues with fleet availability at both Tarkwa and Damang, an agreement was entered into between Gold Fields and Engineers and Planners (“E&P”) to provide financial assistance to E&P in order to procure new fleet. The loan amounts to US$68.4 million, bears interest at a market related interest rate and a portion is secured over the fleet purchased in 2020. At 31 December 2021, an expected credit loss provision of US$41.1 million was raised against the loan, resulting in a net balance of US$27.3 million.

AFR-177

Gold Fields Annual Financial Report including Governance Report	2021
Notes to the Consolidated Financial Statements continued
for the year ended 31 December 2021

14.    PROPERTY, PLANT AND EQUIPMENT

United States Dollars
31 December 2020					31 December 2021
Land, mineral rights and rehabilitation assets	Mine development, infrastructure and other assets	Right-of-use assets relating to mine development, infrastructure and other assets	Total		Total	Right-of-use assets relating to mine development, infrastructure and other assets	Mine development, infrastructure and other assets	Land, mineral rights and rehabilitation assets

				Cost
432.3	10,167.1	373.0	10,972.4	Balance at beginning of the year	11,801.6	526.5	10,850.8	424.3
(12.8)	12.6	(0.1)	(0.3)	Reclassifications	—	(3.1)	10.9	(7.8)
0.4	583.3	—	583.7	Additions	1,088.7	—	1,086.8	1.9
—	1.3	—	1.3	Salares Norte project costs capitalised	7.5	—	7.5	—
—	—	127.2	127.2	Right-of-use assets capitalised during the year (refer note 33)	54.4	54.4	—	—
—	—	12.8	12.8	Remeasurements of right-of-use assets capitalised (refer note 33)[1]	19.1	19.1	—	—
—	13.2	—	13.2	General borrowing costs capitalised[2]	12.5	—	12.5	—
—	(8.7)	—	(8.7)	Disposals	(13.4)	—	(13.4)	—
(0.8)	(88.1)	(12.8)	(101.7)	Scrapping of assets	(449.9)	(22.0)	(427.0)	(0.9)
(6.6)	—	—	(6.6)	Changes in estimates of rehabilitation assets	66.1	—	—	66.1
11.8	170.1	26.4	208.3	Translation adjustment	(417.6)	(16.8)	(384.1)	(16.7)
424.3	10,850.8	526.5	11,801.6	Balance at end of the year	12,169.0	558.1	11,144.0	466.9
				Accumulated depreciation and impairment
43.6	6,227.7	44.0	6,315.3	Balance at beginning of the year	7,030.4	97.9	6,860.1	72.4
(0.2)	(0.1)	—	(0.3)	Reclassifications	—	—	—	—
20.2	581.9	59.2	661.3	Charge for the year	713.2	69.8	622.8	20.6
—	—	0.6	0.6	Salares Norte depreciation capitalised	7.0	5.2	1.8	—
—	11.7	—	11.7	Impairment	11.6	—	11.6	—
—	16.9	—	16.9	Write-off of exploration and evaluation assets[3]	21.3	—	21.3	—
—	(7.8)	—	(7.8)	Disposals	(12.2)	—	(12.2)	—
(0.8)	(88.1)	(12.8)	(101.7)	Scrapping of assets	(449.9)	(22.0)	(427.0)	(0.9)
9.6	117.9	6.9	134.4	Translation adjustment	(231.5)	(4.7)	(227.1)	0.3
72.4	6,860.1	97.9	7,030.4	Balance at end of the year	7,089.9	146.2	6,851.3	92.4
351.9	3,990.7	428.6	4,771.2	Carrying value at end of the year	5,079.1	411.9	4,292.7	374.5
1The re-measurements in 2021 relate mainly to leases at the Group’s Australian operations that have variable payments linked to the Australian consumer price index (“CPI”), as well as the leases relating to Tarkwa's power purchase agreement that changed due to a change in the life-of mine (2020: Leases at the Group’s Australian operations that have variable payments linked to the Australian consumer price index (“CPI”)).
2General borrowing costs of US12.5 million (2020: US$13.2 million) arising on Group general borrowings were capitalised during the period and comprised US$nil (2020: US$12.1 million) borrowings costs related to the Damang reinvestment project and US$12.5 million (2020: US$1.1 million) related to the Salares Norte project. An average interest capitalisation rate of 5.9% (2020: 4.4%) was applied. During 2019 and 2020, capitalisation of borrowing costs ceased for the Gruyere project and the Damang reinvestment project, respectively, due to both projects reaching commercial levels of production. In February 2020, the Salares Norte project was approved by the Board and capital expenditure commenced in April 2020, resulting in capitalisation of borrowing costs from that date.
3The write-off of exploration and evaluation assets is due to specific exploration programmes not yielding results to warrant further exploration at the Group’s Australian operations and the US$21.3 million (2020: US$16.9 million) is included in the US$60.6 million (2020: US$49.7 million) “Exploration expense” in the consolidated income statement.

AFR-178

Gold Fields Annual Financial Report including Governance Report	2021

15.    EQUITY ACCOUNTED INVESTEES

		United States Dollar
	Figures in millions unless otherwise stated	2021	2020	2019

	Investment in joint ventures	173.1	233.3
(a)	Far Southeast Gold Resources Incorporated ("FSE")	113.6	144.4
(b)	Asanko Gold	59.5	88.9
	Investment in associates	5.7	—
(c)	Maverix Metals Incorporated ("Maverix")[1]	—	—
(d)	Other associates	5.7	—

	Total equity accounted investees	178.8	233.3
	Share of results of equity accounted investees, net of taxation recognised in the consolidated income statement are made up as follows:
(a)	Far Southeast Gold Resources Incorporated ("FSE")	(1.6)	(1.6)	(1.4)
(b)	Asanko Gold – earnings	23.4	48.5	4.1
(b)	Asanko Gold – impairment	(52.8)	(49.5)	—
(c)	Maverix Metals Incorporated ("Maverix")[1]	—	—	0.4
(d)	Other associates	(1.0)	—	—
	Total share of results of equity investees, net of taxation	(32.0)	(2.6)	3.1
1Maverix was derecognised as an associate on 9 May 2019.
(a)FSE
Gold Fields interest in FSE, an unlisted entity incorporated in the Philippines, was 40% (2020: 40% and 2019: 40%) at 31 December 2021. Lepanto Consolidated Mining Company owns the remaining 60% shareholding in FSE.
A remaining 20% option is not currently exercisable until such time as FSE obtains a Foreign Technical Assistance Agreement (“FTAA”) which allows for direct majority foreign ownership and control.
FSE has a 31 December year-end and has been equity accounted since 1 April 2012. FSE’s equity accounting is based on results to 31 December 2021.
Investment in joint venture consists of:

	United States Dollar
Figures in millions unless otherwise stated	2021	2020

Unlisted shares at cost	230.0	230.0
Equity contribution	96.8	95.2
Cumulative impairment[1]	(116.4)	(85.6)
Share of accumulated losses brought forward	(95.2)	(93.6)
Share of loss after taxation[2]	(1.6)	(1.6)
Total investment in joint venture[3]	113.6	144.4
1Refer to note 7 for details of impairment.
2Gold Fields’ share of loss after taxation represents exploration and other costs, including work completed on a scoping study, which is fully funded by Gold Fields as part of their equity contribution.
3FSE has no revenues or significant assets or liabilities. Assets included in FSE represent the rights to explore and eventually mine the FSE project.

AFR-179

Gold Fields Annual Financial Report including Governance Report	2021
Notes to the Consolidated Financial Statements continued
for the year ended 31 December 2021

15.    EQUITY ACCOUNTED INVESTEES continued
(b)Asanko Gold
The Asanko Gold joint venture entities comprise the following:
•A 45% interest in Asanko Gold Ghana Limited (“AGGL”), incorporated in Ghana, which owns the Asanko Gold Mine. The Government of Ghana continues to retain a 10% free carried interest in AGGL;
•A 50% interest in Adansi Gold Company Limited (“Adansi”), incorporated in Ghana; and
•A 50% interest in Shika Group Finance Limited (“Shika”), incorporated in the Isle of Man.
Gold Fields and Asanko have joint control and the Asanko operation is structured as a separate vehicle and the Group has a residual interest in the net assets of Asanko. Accordingly, the Group has classified its interest in Asanko as a joint venture.
Asanko has a 31 December year-end and has been equity accounted since 31 July 2018. Asanko’s equity accounting is based on results to 31 December 2021.
The following table summarises the financial information and the carrying amount of the Group’s interest in Asanko:

	United States Dollar
Figures in millions unless otherwise stated	2021	2020

Initial investment at cost	86.9	86.9
Share of accumulated profit brought forward	51.5	3.0
Share of profit after taxation before impairment	23.4	48.5
Cumulative impairment[3]	(102.3)	(49.5)
Carrying value at 31 December	59.5	88.9

AFR-180

Gold Fields Annual Financial Report including Governance Report	2021

15.    EQUITY ACCOUNTED INVESTEES continued
(b)Asanko Gold continued
The Group’s interest in the summarised financial statements of Asanko on a combined basis after fair value adjustments as determined at acquisition is as follows:

	United States Dollar
Figures in millions unless otherwise stated	2021	2020

Statement of financial position – Asanko
Non-current assets[1]	290.5	392.9
Current assets[2]	170.7	170.6
Non-current liabilities	(81.0)	(71.8)
Current liabilities	(68.5)	(109.7)
Net assets	311.7	382.0
Less: Shika redeemable preference shares	(186.4)	(196.4)
Net assets attributable to ordinary share holders	125.3	185.6
Group's share of net assets	59.5	88.9
Reconciled as follows:
Cash consideration paid	165.0	165.0
Less: Consideration allocated to the redeemable preference shares (note 17)	(129.9)	(129.9)

Consideration paid for equity portion	35.1	35.1
Gain on acquisition	51.8	51.8
Share of accumulated losses brought forward	51.5	3.0
Share of profit after taxation before impairment	23.4	48.5
Impairment[3]	(102.3)	(49.5)
Carrying amount of interest in joint venture	59.5	88.9

Income statement – Asanko
Revenue	382.4	418.1
Production costs	(247.0)	(222.5)
Depreciation and amortisation	(45.3)	(50.9)
Other expenses	(19.1)	(16.0)
Royalties	(19.1)	(20.9)
Profit for the year before impairment	51.9	107.8
Group's share of profit before impairment	23.4	48.5
Group's share of impairment[3]	(52.8)	(49.5)
Group's share of total comprehensive income after impairment	(29.4)	(1.0)
1Includes impact of fair value adjustment, amounting to US$39.6 million, to property, plant and equipment of the Asanko Gold mine as determined at acquisition and impairment as discussed below.
2Current assets includes cash and cash equivalents amounting of US$49.2 million (2020: US$64.3 million).
3During 2021, the Asanko gold mine demonstrated negative grade reconciliations against the 2021 plan and as a result management identified an impairment trigger and an impairment of US$52.8 million (2020: US$49.5 million) was recognised. Due to the re-evaluation of the geological modelling by our JV partner, Galiano, which is still not complete, Gold Fields is still not in a position to provide a reserve and resource estimate for Asanko as at 31 December 2021. Taking this into consideration, management has modelled various scenarios for the Asanko Life of Mine ("LoM") in order to determine their best estimates of the future cash flows of the Asanko gold mine. The various LoM scenario runs were undertaken in an attempt to model Asanko’s future cash flows in the absence of a revised Resource and Reserve at 31 December 2021. These scenarios are based on the pre-feasibility study completed in 2019, in order to declare a Reserve at 31 December 2019, but were modified where appropriate to reflect prevailing circumstances. Subsequent to year-end, Gold Fields received additional information in respect of the Asanko gold mine. Gold Fields updated the valuation taking this information into consideration and this did not have a material impact on the valuation of either the preference shares or the equity accounted investment.

AFR-181

Gold Fields Annual Financial Report including Governance Report	2021
Notes to the Consolidated Financial Statements continued
for the year ended 31 December 2021

15.    EQUITY ACCOUNTED INVESTEES continued
(c)Maverix Metals Incorporated (“Maverix”)
Gold Fields’ interest in Maverix, listed on the Toronto Stock Exchange, was nil% at 31 December 2021 and 2020.
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
Gold Fields retained 4,125,000 Maverix warrants, equivalent to a 3.68% interest in the company on a partially diluted basis. The warrants were classified as derivative instruments and included in investments. During 2021, Gold Fields paid US$9.9 million to convert the Maverix warrants into shares and disposed of the shares for US$18.8 million (refer note 17).

		United States Dollar
	Figures in millions unless otherwise stated	2021	2020

(d)	Other
	Investment in associate	5.7	—
	Lunnon Metals Limited ("Lunnon")[1]	5.7	—
	Rusoro Mining Limited ("Rusoro")[2]	—	—

1During 2021, Gold Fields acquired 31.65% in Lunnon and recognised a share of loss for the year of US$1.0 million.
2Represents a holding of 25.7% (2020: 25.7%) in Rusoro.
The carrying value of Rusoro was written down to US$nil at 31 December 2010 due to losses incurred by the entity. The fair value, based on the quoted market price of the investment, in Rusoro at 31 December 2021 is US$5.5 million (2020: US$4.4 million).The unrecognised share of loss of Rusoro for the year amounted to US$3.1 million (2020: US$5.0 million). The cumulative unrecognised share of losses of Rusoro at 31 December 2021 amounted to US$210.9 million (2020: US$207.8 million).
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
Rusoro further filed a suit in the Supreme Court of the State of New York, seeking recognition of the Canadian judgment. Rusoro brought the New York lawsuit in addition to an action it filed in the U.S. District Court for the District of Columbia, which seeks recognition of and the entry of judgment on the original arbitration award. A favourable ruling from either the New York or D.C. court will entitle Rusoro to use all legal procedures – including broad discovery from both Venezuela and third parties – that U.S. law provides judgment creditors. Any judgment issued in New York will also accrue interest at 9% per annum until the judgment is fully paid. On 19 October 2018, Rusoro announced that it had reached a settlement agreement with Venezuela by which the Venezuela government agreed to pay Rusoro US$1.28 billion to acquire the company’s mining data and full release of the judgment issued in favour of the company. In a decision dated 29 January 2019, the Paris Court of Appeals partially annulled the arbitral award issued in favour of the Company in August 2016. This annulment was overturned by the French Supreme Court in March 2021. Rusoro continues to vigorously pursue all available remedies to reinstate such award.
Management have not recognised this amount due to the uncertainty over its recoverability.

AFR-182

Gold Fields Annual Financial Report including Governance Report	2021

16.    INTEREST IN JOINT OPERATION
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
Below is a summary of Gold Fields’ share of the joint operation and includes inter-company transactions and balances:

	2021		2020
Figures in millions unless otherwise stated	US$	A$	US$	A$

Statement of financial position
Non-current assets
Property, plant and equipment	587.8	808.0	648.6	843.0
Current assets	45.4	62.4	34.2	44.4
Cash and cash equivalents	7.6	10.4	7.3	9.5
Inventories	36.1	49.6	23.1	30.0
Other receivables	1.7	2.4	3.8	4.9

Total assets	633.2	870.4	682.8	887.4
Total equity
Retained earnings	64.6	88.9	38.5	50.1
Non-current liabilities	161.5	221.9	162.8	211.6
Deferred taxation	63.4	87.2	60.7	78.9
Finance lease liabilities	76.2	104.7	81.7	106.2
Environmental rehabilitation costs	20.2	27.7	18.6	24.2
Long-term incentive plan	1.7	2.3	1.8	2.3
Current liabilities	407.1	559.6	481.5	625.7
Related entity loans payable	377.2	518.5	452.8	588.4
Trade and other payables	22.3	30.7	21.4	27.8
Current portion of finance lease liabilities	7.6	10.4	7.3	9.5

Total equity and liabilities	633.2	870.4	682.8	887.4

AFR-183

Gold Fields Annual Financial Report including Governance Report	2021
Notes to the Consolidated Financial Statements continued
for the year ended 31 December 2021

17.    INVESTMENTS

	United States Dollar
Figures in millions unless otherwise stated	2021	2020

Listed
At fair value through OCI[1]	30.9	42.4
Unlisted
Asanko redeemable preference shares[2]	94.5	92.6
Derivative instruments
Warrants[3]	—	12.9
Other	13.2	—
Total investments	138.6	147.9
1The listed investments comprise mainly investments in Galiano Gold Inc. (formerly Asanko Gold Inc.) of US$15.8 million (2020: US$24.7 million), Magmatic Resources Limited of US$1.4 million (2020: US$2.5 million), Chakana Copper Corp of US$5.3 million (2020: US$7.4 million) and Lefroy Exploration Limited of US$4.9 million (2020: US$3.8 million). Refer note 42 for further details of listed investments.
2Consists of 132,439,999 (2020: 137,439,999) redeemable preference shares at par value for US$132,439,999 (2020: US$137,439,999).
The following table shows a reconciliation from the fair value at the beginning of the year to the fair value of the redeemable preference shares at the end of the year (level 3 financial instrument):
    Asanko redeemable preference shares

	United States Dollar
Asanko redeemable preference shares	2021	2020

Fair value at beginning of the year	92.6	95.5
Redemption of preference shares	(5.0)	(37.5)
Net change in fair value (recognised in OCI)	6.9	34.6
Fair value at end of the year	94.5	92.6
The fair value is based on the expected cash flows of the Asanko Gold Mine and this resulted in an upward fair value adjustment through other comprehensive income of US$6.9 million (2020: upward adjustment of US$34.6 million) in 2021, due to the change in the timing of the expected cash flows.
The key inputs used in the valuation of the fair value are the discount rate of 9.0% (2020: 8.4%) and the timing of the cash flows.
Any reasonable change in the timing of the cash flows or market related discount rate could materially change the fair value of the redeemable preference shares (refer to note 38 for sensitivity analysis performed).
Refer to notes 15 (b) for further details.
3Consists of nil (2020: 4.125 million) common share purchase warrants of Maverix. Refer to note 15 (c) for further details.
18.    ENVIRONMENTAL TRUST FUNDS

	United States Dollar
Figures in millions unless otherwise stated	2021	2020

Balance at beginning of the year	79.3	69.5
Contributions	10.1	8.7
Interest earned	0.8	0.7
Translation adjustment	(2.1)	0.4
Balance at end of the year[1]	88.1	79.3
1The trust funds consist of term deposits amounting to US$17.5 million (2020: US$17.6 million) in South Africa, as well as secured cash deposits amounting to US$70.6 million (2020: US$61.7 million) in Ghana.
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
19.    INVENTORIES

	United States Dollar
Figures in millions unless otherwise stated	2021	2020

Gold-in-process and stockpiles	565.8	450.2
Consumable stores	217.0	212.9
Total inventories	782.8	663.1
Heap leach and stockpiles inventories included in non-current assets[1]	(155.2)	(141.5)
Total current inventories[2]	627.6	521.6
1Heap leach and stockpiles inventories will only be processed at the end of life-of-mine.
2The cost of consumable stores consumed during the year and included in cost of sales amounted to US$319.6 million (2020: US$267.4 million).

AFR-184

Gold Fields Annual Financial Report including Governance Report	2021

20.1    TRADE AND OTHER RECEIVABLES

	United States Dollar
Figures in millions unless otherwise stated	2021	2020

Trade receivables – gold sales and copper concentrate	69.9	40.7
Trade receivables – other	6.7	9.1
Deposits	0.1	0.1
Payroll receivables	9.3	5.3
Prepayments	108.2	106.4
Value Added Tax and import duties	62.9	74.3
Diesel rebate	1.0	0.9
Other	5.6	3.3
Trade and other receivables	263.7	240.1
20.2    DERIVATIVE FINANCIAL ASSETS

	United States Dollar
Figures in millions unless otherwise stated	2021	2020

Australian gold derivative contracts	2.0	27.3
Salares Norte foreign currency derivative contracts	—	86.0
Ghanaian oil derivative contracts	3.1	—
Total derivative financial assets	5.1	113.3
Non-current derivative financial assets[1]	—	(31.4)
Derivative financial assets	5.1	81.9
1Relates to the Salares Norte foreign exchange derivative contract which is for the period January 2022 to December 2022.
21.    CASH AND CASH EQUIVALENTS

	United States Dollar
Figures in millions unless otherwise stated	2021	2020

Cash at bank and on hand	524.7	886.8
Total cash and cash equivalents	524.7	886.8

AFR-185

Gold Fields Annual Financial Report including Governance Report	2021
Notes to the Consolidated Financial Statements continued
for the year ended 31 December 2021

22.    STATED CAPITAL

	United States Dollar
Figures in millions unless otherwise stated	2021	2020

Balance at beginning of the year	3,871.5	3,622.5
Share issue[1]	—	249.0
Balance at end of the year	3,871.5	3,871.5

Figures in millions unless otherwise stated	Number of shares in issue	Number of shares in issue

In issue at 1 January	883,333,518	828,632,707
Placing of ordinary shares[1]	—	41,431,635
Exercise of employee share options	4,383,830	13,269,176
In issue at 31 December	887,717,348	883,333,518
Authorised	2,000,000,000	2,000,000,000
1On 12 February 2020 Gold Fields successfully completed the placing of 41,431,635 new ordinary, no par value shares with existing and new institutional investors at a price of ZAR 90.20 per share. The placing issued represented, in aggregate, approximately 5% of the Company’s issued ordinary share capital prior to the placing. Gross proceeds of approximately R3.7 billion (US$249.0 million) were raised through the placing.
Authorised and issued
Holders of shares are entitled to dividends as declared from time to time and are entitled to one vote per share at general meetings of the Company.
In terms of the general authority granted by shareholders at the AGM on 6 May 2021, the authorised but unissued ordinary stated capital of the Company representing not more than 5% of the issued stated capital of the Company from time to time at that date, after setting aside so many ordinary shares as may be required to be allotted and issued pursuant to the share incentive schemes, was placed under the control of the Directors. This authority expires at the next Annual General Meeting where shareholders will be asked to place under the control of the Directors the authorised but unissued ordinary stated capital of the Company representing not more than 5% of the issued stated capital of the Company from time to time.
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
Repurchase of shares
The Company has not exercised the general authority granted to buy back shares from its issued ordinary stated capital granted at the AGM held on 6 May 2021. Currently, the number of ordinary shares that may be bought back in any one financial year may not exceed 20% of the issued ordinary share capital as of 6 May 2021. At the next AGM, shareholders will be asked to renew the general authority for the acquisition by the Company, or a subsidiary of the Company, of its own shares.
Beneficial shareholding
The following beneficial shareholders hold 5% or more of the Company’s listed ordinary shares at 31 December 2021:

	Number of shares	% of issued ordinary shares

Government Employees Pension Fund	99,427,697	11.20%

AFR-186

Gold Fields Annual Financial Report including Governance Report	2021

23.    DEFERRED TAXATION
The detailed components of the net deferred taxation liability which results from the differences between the carrying amounts of assets and liabilities recognised for financial reporting and taxation purposes in different accounting periods are:

	United States Dollar
Figures in millions unless otherwise stated	2021	2020

Liabilities
– Mining assets	899.9	893.2
– Right-of-use assets	124.6	134.0
– Investment in environmental trust funds	4.1	4.0
– Inventories	14.7	16.4
– Unremitted earnings	—	12.6
– Other	5.4	9.0
Liabilities	1,048.7	1,069.2
Assets
– Provisions	(131.2)	(131.9)
– Tax losses[1]	(49.7)	(61.8)
– Unredeemed capital expenditure[1]	(499.2)	(477.3)
– Lease liabilities	(128.3)	(130.9)
– Unrealised loss on financial instruments	—	(7.4)
Assets	(808.4)	(809.3)
Net deferred taxation liabilities	240.3	259.9
Included in the statement of financial position as follows:
Deferred taxation assets	(260.6)	(240.0)
Deferred taxation liabilities	500.9	499.9
Net deferred taxation liabilities	240.3	259.9
Balance at beginning of the year	259.9	168.1
Recognised in profit or loss	(27.2)	66.0
Recognised in OCI	(2.0)	1.2
Translation adjustment	9.6	24.6
Balance at end of the year	240.3	259.9
1Tax losses and unredeemed capital expenditure have been recognised, as disclosed in note 10, to the extent that the tax paying entities will have taxable profits in the foreseeable future (per the life-of-mine models of the respective operations) in order to utilise the unused tax losses and unredeemed capital expenditure before they expire. This was particularly assessed with reference to the South Deep and Damang life-of-mine models.

AFR-187

Gold Fields Annual Financial Report including Governance Report	2021
Notes to the Consolidated Financial Statements continued
for the year ended 31 December 2021

24.    BORROWINGS
The terms and conditions of outstanding loans are as follows:

		United States Dollar
Facility Figures in millions unless otherwise stated	Notes	2021	2020	Borrower	Nominal Interest rate	Commitment fee	Maturity date

US$1 billion notes issue (the 2020 notes)[1]	(a)	—	—	Orogen	4.875%	—	7 October 2020
US$500 million 5-year notes issue (the 5-year notes)[2]	(b)	497.9	497.0	Orogen	5.125%	—	15 May 2024
US$500 million 10-year notes issue (the 10-year notes)[2]	(c)	496.7	496.4	Orogen	6.125%	—	15 May 2029
US$150 million revolving senior secured credit facility – old[3]	(d)	—	83.5	La Cima	LIBOR plus 2.80%	0.50%	19 September 2021
US$150 million revolving senior secured credit facility – new[3]	(e)	83.5	—	La Cima	LIBOR plus 1.40%	0.50%	15 April 2024
US$100 million revolving credit facility[4]		—	—	Ghana	LIBOR plus 2.75%	0.90%	13 October 2024
A$500 million syndicated revolving credit facility – old[5]	(f)	—	—	Gruyere	BBSY plus 2.175%	0.87%	24 May 2021
A$500 million syndicated revolving credit facility – new[5]	(g)	—	200.0	Gruyere	BBSY plus 2.20%	0.88%	19 November 2023
US$1,200 million revolving credit facilities[6]	(h)	—	250.0
– Facility A (US$600 million 3-year revolving credit facility)		—	250.0	Orogen/Ghana	LIBOR plus 1.45%	0.51%	Refer footnote 6
– Facility B (US$600 million 5-year revolving credit facility)		—	—	Orogen/Ghana	LIBOR plus 1.70%	0.60%	Refer footnote 6
R1,500 million Nedbank revolving credit facility[7]		—	—	GFIJVH/GFO	JIBAR plus 2.80%	0.90%	8 May 2023
R500 million Rand Merchant Bank revolving credit facility[8]		—	—	GFIJVH/GFO	JIBAR plus 2.15%	0.71%	15 April 2023
R500 million Absa Bank revolving credit facility[9]		—	—	GFIJVH/GFO	JIBAR plus 2.20%	0.77%	15 April 2023
Short-term Rand uncommitted credit facilities[10]		—	—	—	—	—	—
Total borrowings		1,078.1	1,526.9
Current borrowings		—	(83.5)
Non-current borrowings		1,078.1	1,443.4
1The 2020 notes was unconditionally and irrevocably guaranteed by Gold Fields Limited (“Gold Fields”), Gold Fields Operations Limited (“GFO”) and Gold Fields Holdings Company (BVI) Limited (“GF Holdings”) (collectively “the Guarantors”), on a joint and several basis.
During 2016, Gold Fields Australasia (BVI) Limited (“GFA”) offered and accepted the purchase of an aggregate principal amount of notes equal to US$147.6 million at the purchase price of US$880 per US$1,000 in principal amount of notes. GFA held the notes until their maturity on 7 October 2020. The Group recognised a profit of US$17.7 million in 2016 on the buy-back of the 2020 notes.
On 27 May 2019, Gold Fields announced the successful buy-back of $250 million of the outstanding 2020 notes at 102% of par as compared with a premium of 101.73% of par at the close of business on 24 May 2019. The buy-back of the notes was financed with the proceeds of the raising of two new bonds, the 5-year notes and the 10-year notes. The Group recognised a loss of US$5.0 million in 2019 on the buy-back of the 2020 notes.
On 7 October 2020, the 2020 notes matured and the outstanding balance was repaid.
2On 9 May 2019, Gold Fields successfully concluded the raising of two new bonds, a US$500 million 5-year notes issue with a coupon of 5.125% and a US$500 million 10-year notes issue with a coupon of 6.125%, raising a total of US$1 billion at an average coupon of 5.625%. The proceeds of the raising were used to repay amounts outstanding under the US$1,290 million term loan and revolving credit facilities and to repurchase of a portion of the 2020 notes.
The balances of the five-year notes and the 10-year notes are net of unamortised transaction costs amounting to US$2.1 million (2020: US$3.0 million) and US$3.3 million (2020: US$3.6 million), respectively.
The payments of all amounts due in respect of the 5-year and 10-year notes are unconditionally and irrevocably guaranteed by Gold Fields Limited (“Gold Fields”), Gold Fields Ghana Holdings (BVI) Limited (“GF Ghana”) and Gold Fields Holdings Company (BVI) Limited (“GF Holdings”) (collectively “the Guarantors”), on a joint and several basis.
3On 21 July 2020, La Cima and the Facility Agent entered into an Amendment Agreement to extend the termination date of the facility agreement by one year to 19 September 2021.
On 15 April 2021, the old US$150 million revolving senior secured credit facility was refinanced with the new US$150 million revolving senior secured credit facility and cancelled.
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
4On 27 September 2021, the old US$100 million revolving credit facility was refinanced with the new US$100 million revolving credit facility and cancelled.
Borrowings under the facility are guaranteed by Gold Fields Ghana Limited ("GF Ghana Limited") and Abosso Goldfields Limited ("Abosso"). This facility is non-recourse to the rest of the Group.
5On 19 November 2020, Gruyere Holdings Proprietary Limited entered into a new A$500.0 million syndicated revolving credit facility. On 23 November 2020, the old A$500.0 million syndicated revolving credit facility was refinanced with the new A$500 million syndicated revolving credit facility and cancelled.
Borrowings under the original facility were guaranteed by Gold Fields, GF Holdings, Orogen, GFO, GFIJVH and GF Ghana.
Borrowings under the facility are guaranteed by Gold Fields, GF Holdings, Orogen and GF Ghana.
6On 25 July 2019, Gold Fields Orogen Holding (BVI) Limited and Gold Fields Ghana Holdings (BVI) Limited entered into a US$1,200 million revolving credit facilities agreement which became effective on the same day, with a syndicate of international banks and financial institutions. The new facilities comprise two tranches, a US$600 million 3 year revolving credit facility (with an option to extend to up to 2 years subject to lender consent) and a US$600.0 million 5 year revolving credit facility (with an option to extend to up to 2 years subject to lender consent). The purpose of the new facilities is to refinance the US$1,290 million term loan and revolving credit facilities, to repay the 2020 notes and to fund general corporate and working capital requirements of the Gold Fields Group.
In July 2020, US$870 million of the US$1,200 million revolving credit facilities were extended by one year. The facilities will run as follows:
•Facility A: US$600 million up to 25 July 2022 then US$435 million from 26 July 2022 to 25 July 2023;
•Facility B: US$600 million up to 25 July 2024 then US$435 million from 26 July 2024 to 25 July 2025.
In July 2021, US$1,055 million of the US$1,200 million revolving credit facilities were extended, US$960 million by one year and US$95 million by two years. The facilities will run as follows:
•Facility A: USUS$600 million up to 25 July 2022 then US$550 million from 26 July 2022 to 25 July 2024;
•Facility B: US$600 million up to 25 July 2024 then US$505 million from 26 July 2024 to 25 July 2026.
Borrowings under this facility are guaranteed by Gold Fields, GF Holdings, Orogen, GF Ghana and Gruyere Holdings Proprietary Limited (“Gruyere”)
7Borrowings under this facility are guaranteed by Gold Fields, GFO, GF Holdings, Orogen, GFIJVH, GF Ghana and Gruyere.
8On 15 April 2020, GFIJVH and GFO entered into a new R500 million Rand Merchant Bank revolving credit facility. The old facility matured on 31 March 2020. Borrowings under the new facility are guaranteed by Gold Fields, GFO, GF Holdings, Orogen, GFIJVH and GF Ghana.
9On 15 April 2020, GFIJVH and GFO entered into a new R500 million ABSA Bank revolving credit facility. The old facility matured on 31 March 2020. Borrowings under the new facility are guaranteed by Gold Fields, GFO, GF Holdings, Orogen, GFIJVH and GF Ghana.
10The Group has access to uncommitted loan facilities from some of the major banks. These facilities have no fixed terms, are short-term in nature and interest rates are market related. Borrowings under these facilities are guaranteed by Gold Fields.

AFR-188

Gold Fields Annual Financial Report including Governance Report	2021

24.    BORROWINGS continued

		United States Dollar
	Figures in millions unless otherwise stated	2021	2020

(a)	US$1 billion notes issue
	Balance at beginning of the year	—	601.4
	Unwinding of transaction costs	—	0.9
	Repayment	—	(602.3)
	Balance at end of the year	—	—
(b)	US$500 million 5-year notes issue
	Balance at beginning of the year	497.0	496.3
	Loans advanced	—	—
	Transaction costs	—	—
	Unwinding of transaction costs	0.9	0.7
	Balance at end of the year	497.9	497.0
(c)	US$500 million 10-year notes issue
	Balance at beginning of the year	496.4	496.1
	Loans advanced	—	—
	Transaction costs	—	—
	Unwinding of transaction costs	0.3	0.3
	Balance at end of the year	496.7	496.4
(d)	US$150 million revolving senior secured credit facility – old
	Balance at beginning of the year	83.5	83.5
	Repayments	(83.5)	—
	Balance at end of the year	—	83.5
(e)	US$150 million revolving senior secured credit facility – new
	Loans advanced	83.5	—
	Balance at end of the year	83.5	—
(f)	A$500 million syndicated revolving credit facility – old
	Balance at beginning of the year	—	168.5
	Loans advanced	—	85.8
	Repayments	—	(248.9)
	Translation adjustment	—	(5.4)
	Balance at end of the year	—	—
(g)	A$500 million syndicated revolving credit facility – new
	Balance at beginning of the year	200.0	—
	Loans advanced	—	191.0
	Repayments	(186.7)	—
	Translation adjustment	(13.3)	9.0
	Balance at end of the year	—	200.0
(h)	US$1,200 million revolving credit facilities
	Balance at beginning of the year	250.0	—
	Loans advanced	124.0	413.0
	Repayments	(374.0)	(163.0)
	Balance at end of the year	—	250.0
	Total borrowings	1,078.1	1,526.9

AFR-189

Gold Fields Annual Financial Report including Governance Report	2021
Notes to the Consolidated Financial Statements continued
for the year ended 31 December 2021

24.    BORROWINGS continued

	United States Dollar
Figures in millions unless otherwise stated	2021	2020

The exposure of the Group's borrowings to interest rate changes and the contractual repricing dates at the reporting dates are as follows:
Variable rate with exposure to repricing (six months or less)	83.5	533.5
Fixed rate with no exposure to repricing	994.6	993.4
	1,078.1	1,526.9
The carrying amounts of the Group's borrowings are denominated in the following currencies:
US Dollar	1,078.1	1,326.9
Australian Dollar	—	200.0
Rand	—	—
	1,078.1	1,526.9
The Group has the following undrawn borrowing facilities:
Committed	1,887.1	1,471.3
Uncommitted	85.4	104.5
	1,972.5	1,575.8
All of the above undrawn committed facilities have floating rates. The uncommitted facilities have no expiry dates and are open ended. Undrawn committed facilities have the following expiry dates:
– within one year	50.0	166.5
– later than one year and not later than two years	565.6	96.2
– later than two years and not later than three years	766.5	608.6
– later than three years and not later than five years	505.0	600.0
	1,887.1	1,471.3

AFR-190

Gold Fields Annual Financial Report including Governance Report	2021

25.    PROVISIONS

		United States Dollar
	Figures in millions unless otherwise stated	2021	2020

25.1	Environmental rehabilitation costs	430.9	381.5
25.2	Silicosis settlement costs	13.1	18.3
	Other	2.6	3.1
	Total provisions	446.6	402.9
	Current portion of provisions	(12.6)	(23.6)
	Non-current portion of provisions	434.0	379.3
25.1	Environmental rehabilitation costs
	Balance at beginning of the year	381.5	370.3
	Changes in estimates[1]	76.9	(5.1)
	Interest expense	8.6	10.7
	Payments	(23.7)	(12.9)
	Translation adjustment	(12.4)	18.5
	Balance at end of the year[2]	430.9	381.5
	Current portion of environmental rehabilitation costs	(12.0)	(19.6)
	Non-current portion of environmental rehabilitation costs	418.9	361.9

The provision is calculated using the following gross closure cost estimates:
South Africa	41.1	43.9
Ghana	98.9	104.4
Australia	214.4	218.8
Peru	126.4	97.4
Chile	29.7	2.1
Total gross closure cost estimates	510.5	466.6

The provision is calculated using the following assumptions:	Inflation rate	Discount rate

2021
South Africa	4.5%	10.6%
Ghana	2.4%	6.6%-7.2%
Australia	2.4%	2.4%
Peru	2.4%	2.8%
Chile	2.4%	2.4%
2020
South Africa	4.8%	10.8%
Ghana	2.2%	6.7%-7.2%
Australia	2.5%	2.5%
Peru	2.2%	2.2%
Chile	2.2%	2.2%
1Changes in estimates are defined as changes in reserves and corresponding changes in life of mine as well as changes in laws and regulations governing environmental matters, closure cost estimates and discount rates. The increase is due to the increase of the gross environmental rehabilitation costs at the Peruvian and Chilean operations in 2021.
2South African, Ghanaian, Australian and Peruvian mining companies are required by law to undertake rehabilitation as part of their ongoing operations. These environmental rehabilitation costs are funded as follows:
•Ghana – reclamation bonds underwritten by banks and restricted cash (refer to note 18);
•South Africa – contributions into environmental trust funds (refer to note 18) and guarantees (refer to note 34);
•Australia – mine rehabilitation fund levy; and
•Peru – bank guarantees (refer to note 34).

AFR-191

Gold Fields Annual Financial Report including Governance Report	2021
Notes to the Consolidated Financial Statements continued
for the year ended 31 December 2021

25.    PROVISIONS continued

		United States Dollar
		2021	2020

25.2	Silicosis settlement costs[1]
	Balance at the beginning of the year	18.3	21.2
	Changes in estimates	(0.7)	0.3
	Unwinding of provision recognised as finance expense	1.1	1.5
	Payment	(4.4)	(3.5)
	Translation	(1.2)	(1.2)
	Balance at end of the year	13.1	18.3
	Current portion of silicosis settlement costs	(0.6)	(4.0)
	Non-current portion of silicosis settlement costs	12.5	14.3
1.The principal health risks associated with Gold Fields’ mining operations in South Africa arise from occupational exposure to silica dust, noise, heat and certain hazardous chemicals. The most significant occupational diseases affecting Gold Fields’ workforce include lung diseases (such as silicosis, tuberculosis, a combination of the two and chronic obstructive airways disease (“COAD”) as well as noise induced hearing loss (“NIHL”)).
A consolidated application was brought against several South African mining companies, including Gold Fields, for certification of a class action on behalf of current or former mineworkers (and their dependants) who have allegedly contracted silicosis and/or tuberculosis while working for one or more of the mining companies listed in the application.
This matter was previously disclosed as a contingent liability as the amount could not be estimated reliably. As a result of the ongoing work of the Gold Working Group (comprising African Rainbow Minerals, Anglo American SA, AngloGold Ashanti, Gold Fields, Harmony and Sibanye-Stillwater) (the “GWG Parties”) and engagements with affected stakeholders since 31 December 2016, Gold Fields was able to reliably estimate its share in the estimated cost in relation to the GWG Parties of a possible settlement of the class action claims and related costs during 2018. As a result, Gold Fields provided an amount of US$13.1 million (R209.6 million) (2020: US$18.3 million (R268.6 million)) for this obligation in the statement of financial position at 31 December 2021. The nominal amount of this provision is US$16.9 million (R269.8 million). Gold Fields believes that this remains a reasonable estimate of its share of the settlement of the class action claims and related costs.
The assumptions that were made in the determination of the provision include silicosis prevalence rates, estimated settlement per claimant, benefit take-up rates and disease progression rates. A discount rate of 7.83% (2020: 6.67%) was used, based on government bonds with similar terms to the anticipated settlements.
Refer to note 35 for further details.
26.    LONG-TERM INCENTIVE PLAN

	United States Dollar
	2021	2020

Opening balance	67.2	11.5
Charge to income statement	28.5	51.3
Salares Norte project costs capitalised	0.5	0.6
Payments	(37.3)	—
Translation adjustment	(2.3)	3.8
Balance at end of the year[1]	56.6	67.2
Current portion of long-term incentive plan	(28.4)	(33.8)
Non-current portion of long-term incentive plan	28.2	33.4
1.Senior and middle management receive awards under the LTIP. The performance conditions of the LTIP are approved annually by the Remuneration Committee. For the 2019 and 2020 allocations, regional performance conditions are based on regional specific targets and performance conditions for corporate employees are based on the same conditions as the payments plan. For the 2021 allocation, performance conditions for both regional and corporate employees are based on the same conditions as the share-based payments plan. The expected timing of the cash outflows in respect of each grant is at the end of three years after the original award was made.
27.1    TRADE AND OTHER PAYABLES

	United States Dollar
	2021	2020

Trade payables	165.0	133.4
Accruals and other payables	297.9	271.6
Payroll payables	42.8	43.0
Leave pay accrual	54.4	55.6
Interest payable on loans	7.4	7.5
Damang – contract termination	10.2	39.5
Trade and other payables	577.7	550.6

AFR-192

Gold Fields Annual Financial Report including Governance Report	2021

27.2    DERIVATIVE FINANCIAL LIABILITIES

	United States Dollar
Figures in millions unless otherwise stated	2021	2020

Salares Norte foreign currency derivative contracts	6.8	—
Ghanaian oil derivative contracts	—	10.0
Australian oil derivative contracts	—	5.1
Peruvian copper derivative contracts	—	14.0
Total derivative financial liabilities	6.8	29.1
Non-current derivative financial liabilities[1]	—	(7.3)
Derivative financial liabilities	6.8	21.8
1Relates to the Australian (US$2.6 million) and Ghanaian (US$4.7 million) oil derivative contracts which are for the period January 2022 to December 2022.
28.    CASH GENERATED BY OPERATIONS

	United States Dollar
Figures in millions unless otherwise stated	2021	2020	2019

Profit for the year	829.5	745.4	174.7
Adjusted for non-cash items:
– Mining and income taxation	424.9	432.5	175.6
– Royalties	112.4	105.0	73.7
– Amortisation and depreciation	713.2	661.3	610.0
– Interest expense – environmental rehabilitation	8.6	10.7	11.7
– Non-cash rehabilitation expense/(income)	10.8	1.5	13.4
– Interest received – environmental trust funds	(0.8)	(0.7)	(0.7)
– Impairment, net of reversal of impairment of investments and assets	42.4	(50.6)	9.8
– Write-off of exploration and evaluation assets	21.3	16.9	30.0
– (Profit)/loss on disposal of assets	(8.5)	0.2	(1.2)
– Unrealised loss/(gain) and prior year mark-to-market reversals on derivative contracts	53.0	(176.4)	112.6
– Fair value gain on Maverix warrants	4.0	(1.3)	(4.2)
– Profit on disposal of Maverix	—	—	(14.6)
– Silicosis settlement costs	(0.7)	0.3	(1.6)
	12.7	14.5	20.5
– Long-term incentive plan expense	28.5	51.3	9.1
– Borrowing costs capitalised	(12.5)	(13.2)	(43.4)
– Share of results of equity-accounted investees, net of taxation	30.4	1.0	(4.5)
– Ghana expected credit loss (2020: Tarkwa ECL)	41.1	29.0	—
– Other non-cash items	1.7	(0.7)	16.6
Adjusted for cash items:
– Interest expense	103.7	127.7	132.6
– Interest received	(7.4)	(7.6)	(6.6)
– Payment of long-term incentive plan	(37.3)	—	—
– Environmental rehabilitation payments	(23.7)	(12.9)	(10.7)
Total cash generated by operations	2,347.3	1,933.9	1,302.8

AFR-193

Gold Fields Annual Financial Report including Governance Report	2021
Notes to the Consolidated Financial Statements continued
for the year ended 31 December 2021

29.    CHANGE IN WORKING CAPITAL

	United States Dollar
Figures in millions unless otherwise stated	2021	2020	2019

Inventories	(132.1)	(89.9)	(56.2)
Trade and other receivables	47.7	(88.0)	(5.6)
Trade and other payables	(5.0)	6.1	37.2
Total change in working capital	(89.4)	(171.8)	(24.6)
30.    ROYALTIES PAID

	United States Dollar
Figures in millions unless otherwise stated	2021	2020	2019

Amount owing at beginning of the year	(17.7)	(13.9)	(12.5)
Royalties	(112.4)	(105.0)	(73.7)
Amount owing at end of the year	20.6	17.7	13.9
Translation	0.7	(1.3)	—
Total royalties paid	(108.8)	(102.5)	(72.3)
31.    TAXATION PAID

	United States Dollar
Figures in millions unless otherwise stated	2021	2020	2019

Amount owing at beginning of the year	(121.3)	(24.8)	(0.9)
SA and foreign current taxation recognised in profit or loss	(424.4)	(366.5)	(190.6)
SA and foreign current taxation recognised in OCI	—	—	(14.7)
Amount owing at end of the year	115.9	121.3	24.8
Translation	(19.0)	(8.7)	(0.4)
Total taxation paid	(448.8)	(278.7)	(181.8)
32.    RETIREMENT BENEFITS

	United States Dollar
Figures in millions unless otherwise stated	2021	2020	2019

All employees are members of various defined contribution retirement schemes.
Contributions to the various retirement schemes are fully expensed during the period in which they are incurred.
Retirement benefit costs	32.9	28.8	27.0

AFR-194

Gold Fields Annual Financial Report including Governance Report	2021

33.    LEASE LIABILITIES

	United States Dollar
Figures in millions unless otherwise stated	2021	2020

Balance at the beginning of the year[1]	429.0	332.9
Additions during the year[2]	54.4	127.2
Remeasurements of leases during the year[3]	19.1	12.8
Interest expense	24.1	22.4
Repayments	(97.9)	(86.8)
Translation adjustment	(13.2)	20.5
Balance at the end of the year	415.5	429.0
Current portion of lease liability	(60.4)	(64.2)
Non-current portion of lease liability	355.1	364.8
Lease liabilities are payable as follows:
Future minimum lease payments
– within one year	82.0	88.4
– later than one and not later than five years	216.4	228.7
– later than five years	248.7	261.2
Total	547.1	578.3
Interest
– within one year	21.6	24.2
– later than one and not later than five years	64.0	71.5
– later than five years	46.0	53.6
Total	131.6	149.3
Present value of minimum lease payments
– within one year	60.4	64.2
– later than one and not later than five years	152.4	157.2
– later than five years	202.7	207.6
Total	415.5	429.0
1Leases entered into related mainly to power purchase agreements, rental of gas pipelines, ore haulage and site services, mining equipment hire, transportation contracts, property rentals and other equipment rentals.
2The additions in 2021 relate mainly to additional assets in terms of mining contracts and office buildings at Ghana and Australia (2020: additional assets in terms of the power purchase agreements at Tarkwa, Agnew and Granny Smith).
3The remeasurements in 2021 relate mainly to leases at the Group’s Australian operations that have variable payments linked to the Australian consumer price index (“CPI”), as well as leases relating to Tarkwa's power purchase agreement that changed due to a change in the life-of mine (2020: Leases at the Group’s Australian operations that have variable payments linked to the Australian consumer price index (“CPI”)).

AFR-195

Gold Fields Annual Financial Report including Governance Report	2021
Notes to the Consolidated Financial Statements continued
for the year ended 31 December 2021

34.    COMMITMENTS

	United States Dollar
Figures in millions unless otherwise stated	2021	2020

Capital expenditure
Contracted for[1]	251.9	514.7
1Contracted for capital expenditure of US$251.9 million (2020: US$514.7 million) includes US$193.3 million (2020: US$454.0 million) for Salares Norte. Gold Fields has completed a feasibility study on the Salares Norte deposit in Chile and the final notice to proceed (“FNTP”) was provided by the Board in February 2020 and construction commenced in April 2020.
Lease contracts

	United States Dollar
Lease contracts Figures in millions unless otherwise stated	Undiscounted lease liabilities[2]	Non-lease elements[3]	Fully variable lease payments[4]	Total

2021
– within one year	82.0	249.4	397.8	729.2
– later than one and not later than five years	216.4	320.9	870.2	1,407.5
– later than five years	248.7	167.8	—	416.5
	547.1	738.1	1,268.0	2,553.2
2020
– within one year	88.4	126.0	583.0	797.4
– later than one and not later than five years	228.7	296.3	1,506.3	2,031.3
– later than five years	261.2	75.9	—	337.1
	578.3	498.2	2,089.3	3,165.8
1No leases were entered into during 2020 or 2021 for which the use of the assets has not yet commenced at year-end.
2The undiscounted lease liabilities relate to the gross cash flows used to determine the lease liabilities in terms of IFRS 16 Leases and will not agree to the leases recognised in note 33.
3The non-lease elements are the amounts in the lease contracts that are not accounted for as part of the lease liabilities.
4These are the total commitments per lease contracts where the payments have been determined to be fully variable, as a result no lease liability has been recorded. Included in these amounts are payment for non-lease elements of the arrangement.
Guarantees
The Group provides environmental obligation guarantees and other guarantees with respect to its South African, Peruvian, Ghanaian and Australian operations. These guarantees amounted to US$198.1 million at 31 December 2021 (2020: US$191.8 million) (refer note 25.1).

AFR-196

Gold Fields Annual Financial Report including Governance Report	2021

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
Silicosis
Class action settlement
The Tshiamiso Trust has been established to carry out the terms of the class action settlement agreement reached between six gold mining companies (including Gold Fields) and claimant attorneys in the silicosis and TB class action. The Tshiamiso Trust is responsible for ensuring that all eligible current and former mineworkers across southern Africa with silicosis or work-related TB (or their dependants where the mineworker has passed away) are compensated pursuant to the silicosis and TB class action settlement agreement.
Financial provision
Gold Fields has provided for the estimated cost of the class action settlement based on actuarial assessments and the provisions of the Settlement Agreement. At 31 December 2021, the provision for Gold Fields’ share of the settlement of the class action claims and related costs amounts to US$13.1 million (R209.6 million) (2020: US$18.3 million (R268.6 million)). The nominal value of this provision is US$16.9 million (R269.8 million).
The ultimate outcome of this matter however remains uncertain, with the number of eligible workers successfully submitting claims and receiving compensation being uncertain. The provision is consequently subject to adjustment in the future.

AFR-197

Gold Fields Annual Financial Report including Governance Report	2021
Notes to the Consolidated Financial Statements continued
for the year ended 31 December 2021

35.    CONTINGENT LIABILITIES continued
Acid mine drainage
Acid mine drainage (“AMD”) or acid rock drainage (“ARD”), collectively called acid drainage (“AD”) is formed when certain sulphide minerals in rocks are exposed to oxidising conditions (such as the presence of oxygen, combined with water). AD can occur under natural conditions or as a result of the sulphide minerals that are encountered and exposed to oxidation during mining or during storage in waste rock dumps, ore stockpiles or tailings storage facilities. The acidic water that forms usually contains iron and other metals if they are contained in the host rock.
Gold Fields has identified incidences of AD, and the risk of potential short-term and long-term AD issues, specifically at its Cerro Corona, South Deep and St Ives mines.
Gold Fields commissioned additional technical studies during 2015 to 2021 to identify the steps required to prevent or mitigate the potentially material AD impacts at Cerro Corona but none of these studies have allowed Gold Fields to generate a reliable estimate of the total potential impact on the Group. South Deep have concluded technical studies which have indicated that, subject to the implementation of targeted mitigation measures and no regional hydrogeological changes, AD generation will be mitigated and/or contained, thus resulting in no potential residual environmental risk. St Ives has initiated technical investigations into potential AD generation, identified as part of progressive rehabilitation activities, at the Cave Rocks landform and open pit. Gold Fields’ mine closure cost estimates for 2021 contain costs for the aspects of AD management which the Group has reliably been able to estimate.
Gold Fields continues to investigate technical solutions at Cerro Corona, to better inform appropriate short- and long-term mitigation strategies for AD management and to work towards a reasonable cost estimate of potential issues. South Deep continues to implement required mitigation measures to prevent AD, which have been included in their 2021 closure cost estimates and/or business plans. Due to the inherent uncertainty on the outcome of the cessation of dewatering of Cooke 4 (Ezulwini) over which South Deep does not have control, together with the application made by Rand Uranium (a subsidiary of Sibanye Stillwater) for the closure of Cooke 3, 2 and 1 shafts, which would result in the rewatering of these shafts, along with other possible hydrogeological influences unrelated to South Deep in the future, the post closure water liability continues to be a contingent liability. Gold Fields is investigating the AD potential and risk at St Ives (Cave Rocks) and water quality monitoring programmes continue at Cerro Corona, South Deep and St Ives.
No adjustment for any effects on the Group that may result from AD, if any, has been made in the consolidated financial statements other than through the Group’s normal environmental rehabilitation costs provision (refer note 25.1).
36.    EVENTS AFTER THE REPORTING DATE
Final dividend
On 17 February 2022, Gold Fields declared a final dividend of 260 SA cents per share.
Russian invasion of Ukraine
Subsequent to year-end, and at the time of finalising the financial statements, the Russian invasion of Ukraine has had a significant impact on commodity prices, including increased oil, gas, other commodity (ammonia nitrate, copper, steel and other commodities) and gold prices. The oil price is a driver for a number of input costs for the group, including diesel and transport costs, while gas prices have an impact on power costs and other commodity prices drive direct mining and processing costs. The Group has an oil hedge in place for 2022 that will mitigate some of the impact of an increase in the oil price on input costs, refer note 38 for further details.
Management considered the impact of the high inflationary environment in the business planning process used to determine the 2022 operational plan and guidance. However, further significant increases in oil, gas and other commodity prices in any of the countries in which the Group operates could further increase the prices the Group pays for products and services and could have an adverse effect on the Group’s business, operating results (including increased all-in-costs) and financial condition. Conversely, an increase in the gold price could increase the revenue for the Group and could have a positive effect on the Groups business, operating results and financial condition.

AFR-198

Gold Fields Annual Financial Report including Governance Report	2021

37.    FINANCIAL INSTRUMENTS
Accounting classifications and fair values
The following tables show the carrying amounts and fair values of financial assets and financial liabilities.

	United States Dollar
	Carrying amount				Carrying amount	Fair value
Figures in millions unless otherwise stated	Fair value through profit or loss	Fair value through OCI	Financial assets measured at amortised cost	Other financial liabilities measured at amortised cost	Total	Total

2021
Financial assets measured at fair value
– Environmental trust funds	2.9	—	—	—	2.9	2.9
– Trade receivables from provisional copper sales	25.8	—	—	—	25.8	25.8
– Investments	—	30.9	—	—	30.9	30.9
– Asanko redeemable preference shares	—	94.5	—	—	94.5	94.5
– Oil derivatives contracts	5.1	—	—	—	5.1	5.1
Total	33.8	125.4	—	—	159.2	159.2
Financial assets not measured at fair value
– Environmental trust funds	—	—	85.2	—	85.2	85.2
– Loan advanced - contractor	—	—	27.3	—	27.3	27.3
– Trade and other receivables	—	—	56.5	—	56.5	56.5
– Cash and cash equivalents	—	—	524.7	—	524.7	524.7
Total	—	—	693.7	—	693.7	693.7
Financial liabilities measured at fair value
– Foreign currency derivative contracts	6.8	—	—	—	6.8	6.8
Total	6.8	—	—	—	6.8	6.8
Financial liabilities not measured at fair value
– Borrowings	—	—	—	1,078.1	1,078.1	1,191.6
– Trade and other payables	—	—	—	480.5	480.5	480.5
– Lease liabilities	—	—	—	415.5	415.5	415.5
Total	—	—	—	1,974.1	1,974.1	2,087.6

	United States Dollar
	Carrying amount				Carrying amount	Fair value
Figures in millions unless otherwise stated	Fair value through profit or loss	Fair value through OCI	Financial assets measured at amortised cost	Other financial liabilities measured at amortised cost	Total	Total

2020
Financial assets measured at fair value
– Environmental trust funds	7.4	—	—	—	7.4	7.4
– Trade receivables from provisional copper sales	23.7	—	—	—	23.7	23.7
– Investments	—	42.4	—	—	42.4	42.4
– Asanko redeemable preference shares	—	92.6	—	—	92.6	92.6
– Warrants	12.9	—	—	—	12.9	12.9
– Oil derivatives contracts	113.3	—	—	—	113.3	113.3
Total	157.3	135.0	—	—	292.3	292.3
Financial assets not measured at fair value
– Environmental trust funds	—	—	71.9	—	71.9	71.9
– Loan advanced - contractor	—	—	68.4	—	68.4	68.4
– Trade and other receivables	—	—	29.5	—	29.5	29.5
– Cash and cash equivalents	—	—	886.8	—	886.8	886.8
Total	—	—	1,056.6	—	1,056.6	1,056.6
Financial liabilities measured at fair value
– Gold and foreign exchange derivative contracts	29.1	—	—	—	29.1	29.1
Total	29.1	—	—	—	29.1	29.1
Financial liabilities not measured at fair value
– Borrowings	—	—	—	1,526.9	1,526.9	1,689.8
– Trade and other payables	—	—	—	452.0	452.0	452.0
– Lease liabilities	—	—	—	429.0	429.0	429.0
Total	—	—	—	2,407.9	2,407.9	2,570.8

AFR-199

Gold Fields Annual Financial Report including Governance Report	2021
Notes to the Consolidated Financial Statements continued
for the year ended 31 December 2021

37.    FINANCIAL INSTRUMENTS continued
Accounting classifications and fair values continued
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
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
Borrowings
The five-year notes and the 10-year notes (2020: the five-year notes and the 10-year notes) are issued at a fixed interest rate. The fair values of these notes are based on listed market prices. The fair value of the remaining borrowings approximates their carrying amount, determined using the discounted cash flow method using market related interest rates.
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
The Group recognises transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred. There were no transfers during the years ended 31 December 2021 and 2020.

AFR-200

Gold Fields Annual Financial Report including Governance Report	2021

37.    FINANCIAL INSTRUMENTS continued
Fair value hierarchy continued
The following table sets out the Group’s financial assets and financial liabilities by level within the fair value hierarchy at the reporting date:

	United States Dollar
	2021				2020
Figures in millions unless otherwise stated	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3

Financial assets measured at fair value
Environmental trust funds	2.9	—	2.9	—	7.4	—	7.4	—
Trade receivables from provisional copper sales	25.8	—	25.8	—	23.7	—	23.7	—
Investments – listed	30.9	30.9	—	—	42.4	42.4	—	—
Asanko redeemable preference shares	94.5	—	—	94.5	92.6	—	—	92.6
Warrants	—	—	—	—	12.9	—	12.9	—
Gold derivative contracts	—	—	—	—	27.3	—	27.3	—
Foreign currency derivative contracts	—	—	—	—	86.0	—	86.0	—
Oil derivative contracts	5.1	—	5.1	—	—	—	—	—
Financial assets not measured at fair value
Environmental trust funds	85.2	—	85.2	—	71.9	—	71.9	—
Loan advanced – contractor	27.3	—	—	27.3	68.4		—	68.4
Financial liabilities measured at fair value
Copper derivative contracts	—	—	—	—	14.0	—	14.0	—
Oil derivative contracts	—	—	—	—	15.1	—	15.1	—
Foreign currency derivative contracts	6.8	—	6.8	—	—	—	—	—
Financial liabilities not measured at fair value
Borrowings	1,191.6	1,108.1	—	83.5	1,689.8	1,156.3	—	533.5
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

AFR-201

Gold Fields Annual Financial Report including Governance Report	2021
Notes to the Consolidated Financial Statements continued
for the year ended 31 December 2021

37.    FINANCIAL INSTRUMENTS continued
Fair value hierarchy continued
Oil, gold, copper and foreign exchange derivative contracts
The fair values of these contracts are determined by using the applicable valuation models for each instrument type with the key inputs being forward prices, interest rates, volatilities and exchange rates.
Borrowings
The 5-year notes and the 10-year notes (2020: the 5-year notes and the 10-year notes) are issued at a fixed interest rate. The fair values of these notes are based on listed market prices and are classified within level 1 of the fair value hierarchy. The fair value of the remaining borrowings approximates their carrying amount, determined using the discounted cash flow method and market related interest rates and are classified within level 3 of the fair value hierarchy.
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

AFR-202

Gold Fields Annual Financial Report including Governance Report	2021

38.    RISK MANAGEMENT ACTIVITIES continued
The financial risk management objectives of the Group are defined as follows:

Risk management objectives	Description

Credit risk
Counterparty exposure
The objective is to only deal with approved counterparts that are of a sound financial standing. The Group is limited to a maximum investment of 2.5% of the financial institutions’ equity, which is dependent on the institutions’ national credit rating. The credit rating used is Fitch Ratings’ short-term credit rating for financial institutions.

Investment risk management	The objective is to achieve optimal returns on surplus funds.
Liquidity risk
Liquidity risk management	The objective is to ensure that the Group is able to meet its short-term commitments through the effective and efficient usage of credit facilities and cash resources.
Funding risk management	The objective is to meet funding requirements timeously and at competitive rates by adopting reliable liquidity management procedures.
Market risk
Currency risk management	The objective is to manage the adverse effect of the currency fluctuations on the Group's results.
Interest rate risk management	The objective is to identify opportunities to prudently manage interest rate exposures.
Commodity price risk management
The Group’s policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken as follows:
•to protect cash flows at times of significant expenditure;
•for specific debt servicing requirements; and
•to safeguard the viability of higher cost operations.

Other risks
Operational risk management	The objective is to implement controls to adequately mitigate the risk of error and/or fraud to an acceptable level.
Banking relations management	The objective is to maintain relationships with credible financial institutions and ensure that all contracts and agreements related to risk management activities are coordinated and consistent throughout the Group and that they comply where necessary with all relevant regulatory and statutory requirements.
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
The combined maximum credit risk exposure of the Group is as follows:

	United States Dollar
Figures in millions unless otherwise stated	2021	2020

Environmental trust funds	88.1	79.3
Trade and other receivables[1]	82.3	53.2
Loan advanced – contractor	27.3	68.4
Derivative financial assets	5.1	113.3
Cash and cash equivalents	524.7	886.8
1Trade and other receivables above exclude VAT, import duties, prepayments, payroll receivables and diesel rebates amounting to US$181.4 million (2020: US$186.9 million).

AFR-203

Gold Fields Annual Financial Report including Governance Report	2021
Notes to the Consolidated Financial Statements continued
for the year ended 31 December 2021

38.    RISK MANAGEMENT ACTIVITIES continued
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
Receivables due from the sale of the Tarkwa mining fleet were assessed using the simplified approach using the lifetime ECL . The ECL was based on the Group’s understanding of the financial position of the counterparty, including the consideration of their credit risk grade. Refer note 13.1 for further details.
Concentration risk
At 31 December 2021, the exposure to credit risk for trade receivables by geographic region was as follows:

	United States Dollar
Figures in millions unless otherwise stated	2021	2020

Ghana	15.4	14.3
Australia	28.7	2.7
Peru	25.8	23.7
Total trade receivables	69.9	40.7
Loan advanced – contractor
The loan advanced to contractor of US$68.4 million was assessed at stage 2 in 2020 using the lifetime ECL approach as a result of an increase in credit risk since initial recognition. The ECL was based on the Group’s understanding of the financial position of the counterparty, including the consideration of their credit risk grade. The credit risk is managed through Gold Fields’ offsetting rights of invoices against the loan advanced to the contractor. During 2021, management was unable to offset invoices against the loan as per the agreement, resulting in an increased credit risk and a recognised ECL of US$41.1 million at 31 December 2021. Refer note 13.1 and 13.2 for further details.
Derivative financial assets
The derivative financial assets are held with reputable banks and financial institutions. The Group considers that its derivate financial assets have low credit risk based on the external credit ratings of the counterparties.
Cash and cash equivalents
The Group held cash and cash equivalents of US$524.7 million (2020: US$886.8 million).
The cash and cash equivalents are held with reputable banks and financial institutions. The loss allowance for cash and cash equivalents is measured at an amount equal to the 12-month ECL. The Group considers that its cash and cash equivalents have low credit risk based on the external credit ratings of the counterparties.
Environmental trust funds
The Group held environmental trust funds of US$88.1 million (2020: US$79.3 million).
The environmental trust funds are held with reputable banks and financial institutions. The loss allowance for environmental trust funds is measured at an amount equal to the 12-month ECL. The Group considers that its environmental trust funds have low credit risk based on the external credit ratings of the counterparties with which the funds are deposited.

AFR-204

Gold Fields Annual Financial Report including Governance Report	2021
Concentration of credit risk on cash and cash equivalents and environmental trust funds is considered minimal due to the Group’s investment risk management and counterparty exposure risk management policies.

38.    RISK MANAGEMENT ACTIVITIES continued
Liquidity risk
In the ordinary course of business, the Group receives cash proceeds from its operations and is required to fund working capital and capital expenditure requirements. The cash is managed to ensure surplus funds are invested to maximise returns while ensuring that capital is safeguarded to the maximum extent possible by investing only with top financial institutions.
Uncommitted borrowing facilities are maintained with several banking counterparties to meet the Group’s normal and contingency funding requirements.
The following are the contractually due undiscounted cash flows resulting from maturities of all financial liabilities, including interest payments:

	United States Dollar
Figures in millions unless otherwise stated	Within one year	Between one and five years	After five years	Total

2021
Trade and other payables	480.5	—	—	480.5
Foreign exchange derivative contracts	6.8	—	—	6.8
Borrowings[1]
– US$ borrowings[2]
– Capital[3]	—	583.5	500.0	1,083.5
– Interest	57.5	159.4	72.7	289.6
Environmental rehabilitation costs[5]	12.0	41.5	457.0	510.5
Lease liabilities	82.0	216.4	248.7	547.1
South Deep dividend	0.8	2.9	1.7	5.4
Total	639.6	1,003.7	1,280.1	2,923.4
2020
Trade and other payables	452.0	—	—	452.0
Gold and foreign exchange derivative contracts	21.8	7.3	—	29.1
Borrowings[1]
– US$ borrowings[2]
– Capital[3]	83.5	750.0	500.0	1,333.5
– Interest	62.0	188.6	103.4	354.0
– A$ borrowings[4]
– Capital	—	200.0	—	200.0
– Interest	4.5	8.6	—	13.1
Environmental rehabilitation costs[5]	19.6	34.3	412.7	466.6
Lease liabilities	88.4	228.7	261.2	578.3
South Deep dividend	0.9	3.6	2.3	6.8
Total	732.7	1,421.1	1,279.6	3,433.4
1Spot Rate: R15.94 = US$1.00 (2020: R14.69 = US$1.00).
2US$ borrowings – Spot LIBOR (one month fix) rate adjusted by specific facility agreement: 0.10125% (2020: 0.1439% (one month fix)).
3The capital amounts of the US$500 million five-year notes issue and the US$500 million 10-year notes issue (2020: US$500 million five-year notes issue and the US$500 million 10-year notes issue) in the table above represent the principal amounts to be repaid and differ from the carrying values presented in the statement of financial position due to the unwinding of transaction costs capitalised at inception.
4AU$ borrowings Spot Bank Bill Swap Bid Rate (BBSY) (one month fix) rate adjusted by specific facility agreement for 2020 was 0.06%.
5Although environmental rehabilitation costs do not meet the definition of a financial liability, the Group included the gross closure cost estimate in the undiscounted cash flows as it represents a future cash outflow (refer to note 25.1). In South Africa and Ghana, US$88.1 million (2020: US$79.3 million) of the environmental rehabilitation costs are funded through the environmental trust funds.

AFR-205

Gold Fields Annual Financial Report including Governance Report	2021
Notes to the Consolidated Financial Statements continued
for the year ended 31 December 2021

38.    RISK MANAGEMENT ACTIVITIES continued
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
The following table summarises the (loss)/gain on financial instruments recognised in profit or loss for the derivative financial instruments entered into by Gold Fields:

	United States Dollar
Figures in millions unless otherwise stated	2021	2020	2019

South Deep gold hedge	—	(84.7)	(25.8)
Ghana gold hedge	—	(78.1)	(36.6)
Ghana oil hedge	13.4	(16.9)	2.5
Peru copper hedge	(31.8)	(14.0)	—
Australia gold hedge	(25.6)	(129.6)	(178.8)
Australia oil hedge	7.6	(8.9)	2.3
Australia foreign currency hedge	—	(0.3)	(7.2)
Salares Norte foreign currency hedge	(60.0)	91.2	—
Maverix warrants – gain on fair value	(4.0)	1.3	4.2
Gain on fair value on disposal of Maverix	—	—	2.5
Other	—	1.1	(1.1)
Loss on financial instruments	(100.4)	(238.9)	(238.0)
Comprised of:
Unrealised (loss)/gain and prior year mark-to-market reversals on derivative contracts	(53.0)	176.4	(112.6)
Realised loss on derivative contracts	(43.4)	(416.6)	(132.1)
Maverix warrants – (loss)/gain on fair value	(4.0)	1.3	4.2
Gain on fair value on disposal of Maverix	—	—	2.5
Loss on financial instruments	(100.4)	(238.9)	(238.0)
Outstanding hedges
At 31 December 2021, the following hedges are outstanding:
•Australia oil hedge – a total of 26.6 million litres of diesel at an average swap price is US$74.0 per barrel using fixed price Singapore 10ppm Gasoil cash settled swap transactions for the period January 2022 to December 2022 with a positive marked-to-market value of A$2.7 million (US$2.0 million).
•Ghana oil hedge – a total of 41.9 million litres of diesel at an average swap price is US$75.8 per barrel using fixed price ICE Gasoil cash settled swap transactions for the period January 2022 to December 2022 with a positive marked-to-market value of US$3.1 million.
•Salares Norte foreign currency hedge – a total notional amount of US$179.0 million at a rate of CLP/US$836.45 for the period January 2022 to December 2022 with a negative marked-to-market value of US$6.8 million.
Foreign currency sensitivity
General and policy
In the ordinary course of business, Gold Fields enters into transactions, such as gold sales, denominated in foreign currencies, primarily US Dollars. In addition, Gold Fields has investments and indebtedness in US Dollars, South African Rands and Australian Dollars.
Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.

AFR-206

Gold Fields Annual Financial Report including Governance Report	2021

38.    RISK MANAGEMENT ACTIVITIES continued
Foreign currency sensitivity continued
Gold Fields’ revenues and costs are very sensitive to the Australian Dollar/US Dollar and South African Rand/US Dollar exchange rates because revenues are generated using a gold price denominated in US Dollars, while costs of the Australian and South African operations are incurred principally in Australian Dollar and South African Rand, respectively. Depreciation of the Australian Dollar and/or South African Rand against the US Dollar reduces Gold Fields’ average costs when they are translated into US Dollars, thereby increasing the operating margin of the Australian and/or South African operations. Conversely, appreciation of the Australian Dollar and/or South African Rand results in Australian and/or South African operating costs increasing when translated into US Dollars, resulting in lower operating margins. The impact on profitability of changes in the value of the Australian Dollar and South African Rand against the US Dollar could be substantial.
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
Currency risk only exists on account of financial instruments being denominated in a currency that is not the functional currency and being of a monetary nature. The Group had no significant exposure to currency risk relating to financial instruments at 31 December 2021. Differences resulting from the translation of financial statements into the Group’s presentation currency are not taken into account.
Foreign currency hedging experience
Salares Norte
In March 2020, a total notional amount of US$544.50 million was hedged at a rate of CLP/US$836.45 for the period July 2020 to December 2022.
At 31 December 2021, the mark-to-market value on the hedge was a negative US$6.8 million (2020: positive US$86.0 million) with a realised gain of US$32.9 million (2020: US$5.2 million) and an unrealised loss and prior year mark-to-market reversals of US$92.9 million (2020: gain of US$86.0 million) for the year ended 31 December 2021.
Australia
In May 2018, the Australian operations entered into Australian Dollar/US Dollar average rate forwards for a total notional US$96.0 million for the period January 2019 to December 2019 at an average strike price of A$/US$0.7517.
In June 2018, further hedges were taken out for a total notional US$60.0 million for the same period January 2019 to December 2019 at an average strike price of A$/US$0.7330.
In September 2018, further hedges were taken out for a total notional US$100.0 million for the same period January 2019 to December 2019 at an average strike price of A$/US$0.7182.
In October 2018, further hedges were taken out for the period January 2019 to December 2019 for a notional US$60.0 million at an average strike price of A$/US$0.7075.
In December 2018, further hedges were taken out for the period January 2019 to December 2019 for a notional US$50.0 million at an average strike price of A$/US$0.7150.
At 31 December 2020, the mark-to-market value on the hedges was A$nil (US$nil) with a realised loss of A$0.4 million (US$0.3 million) for the year ended 31 December 2020.

AFR-207

Gold Fields Annual Financial Report including Governance Report	2021
Notes to the Consolidated Financial Statements continued
for the year ended 31 December 2021

38.    RISK MANAGEMENT ACTIVITIES continued
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
•to protect cash flows at times of significant expenditure;
•for specific debt servicing requirements; and
•to safeguard the viability of higher cost operations.
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
In June 2019, a total of 480,000 ounces of the expected production for 2020 for the Australian region was hedged for the period January 2020 to December 2020 using cash-settled zero cost collars (270,000 ounce) and average rate forwards (210,000 ounce). The average strike prices are A$1,933 per ounce on the floor and A$2,014 on the cap. The average strike price on the forwards is A$1,957 per ounce.
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

AFR-208

Gold Fields Annual Financial Report including Governance Report	2021

38.    RISK MANAGEMENT ACTIVITIES continued
Gold and copper continued
Australia continued
At 31 December 2021, the hedge had matured (2020: mark-to-market positive valuation of A$35.5 million US$27.3 million)) with a realised loss of A$41.8 million (US$31.4 million) (2020: A$292.2 million (US$201.4 million)), partially offset by an unrealised gain and prior year mark-to-market reversals of A$7.7 million (US$5.8 million) (2020: A$104.0 million US$71.8 million)) for the year ended 31 December 2021.
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
At 31 December 2021, the hedge had matured (2020: the mark-to-market negative valuation of 2020: US$14.0 million), with a realised loss of US$45.8 million (2020: US$nil), offset by an unrealised gain and prior year mark-to-market reversals of US$14.0 million (2020: loss of US$14.0 million).
South Africa
Between October 2018 and January 2019, South Deep entered into cash-settled average rate forwards for a total of $112,613 ounces for the period June 2019 to December 2019 at an average strike rate of R617,000 per kilogram.
In June 2019, a total of 200,000 ounces of the expected production for 2020 for South Deep was hedged for the period January 2020 to December 2020 using cash-settled zero cost collars (100,000) ounce and average rate forwards (100,000) ounce. The average strike price is R660,000 per kilogram on the floor and R727,000 per kilogram on the cap. The average strike price is R681,400 per kilogram on the forwards.
At 31 December 2020, the mark-to-market value on the hedge was Rnil (US$nil) as all instruments had matured with a realised loss of R1,562.6 million (US$95.4 million), partially offset by an unrealised gain and prior year mark-to-market reversals of R176.0 million (US$10.7 million) for the year ended 31 December 2020.
Ghana
In January 2018 and April 2018, a total of 488,900 ounces of the expected production for the Ghanaian region was hedged for the period January 2018 to December 2018 using zero-cost collars. The average strike prices are US$1,300 per ounce on the floor and US$1,418 per ounce on the cap.
In June 2019, a total of 275,000 ounces of the expected production for 2020 for the Ghanaian region was hedged for the period January 2020 to December 2020 using cash-settled zero-cost collars (175,000 ounces) and average rate forwards (100,000) ounces). The average strike prices are US$1,364 per ounce on the floor and US$1,449 per ounce on the cap. The average strike price on the forwards is US$1,382 per ounce.
Subsequent to 30 June 2019, 100,000 ounces of the expected production for the Ghanaian region was hedged for the period January 2020 to December 2020 using cash-settled zero cost collars. The average strike prices are US$1,400 per ounce on the floor and US$1,557 per ounce on the cap.
At 31 December 2020, the mark-to market value on the hedge was US$nil as all the instruments matured, with a realised loss of US$114.5, partially offset by an unrealised gain and prior year mark-to-market reversals of US$36.4 million for the year ended 31 December 2020.

AFR-209

Gold Fields Annual Financial Report including Governance Report	2021
Notes to the Consolidated Financial Statements continued
for the year ended 31 December 2021

38.    RISK MANAGEMENT ACTIVITIES continued
Oil
Australia
In May 2017 and June 2017, the Australian operations entered into fixed price Singapore 10ppm Gasoil cash-settled swap transactions for a total of 77.5 million litres of diesel for the period June 2017 to December 2019. The average swap price is US$61.2 per barrel. At the time of the transactions, the average Brent swap equivalent over the tenor was US$49.9 per barrel.
In June 2019 fixed price Singapore 10ppm Gasoil cash-settled swap transactions were entered into for a total of 75.0 million litres of diesel for the period January 2020 to December 2022 based on 50 per cent of usage over the specified period. The average swap price is US$74.0 per barrel. At the time of the transactions, the average Brent swap equivalent over the tenor was 57.4 per barrel.
At 31 December 2021, the mark-to-market value on the hedge was a positive A$2.7 million (US$2.0 million) (2020: negative A$6.6 million (US$5.1 million)) with a realised gain of A$0.8 million (US$0.6 million) (2020: loss of A$4.9 million (US$3.4 million)) and an unrealised gain and prior year mark-to-market reversals of A$9.3 million (US$7.0 million) (2020: A$8.0 million (US$5.5 million)) for the year ended 31 December 2021.
Ghana
In May 2017 and June 2017, the Ghanaian operations entered into fixed price ICE Gasoil cash-settled swap transactions for a total of 125.8 million litres of diesel for the period June 2017 to December 2019. The average swap price is US$457.2 per metric tonne (equivalent 61.4 per barrel). At the time of the transactions, the average Brent swap equivalent over the tenor was 49.8 per barrel.
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
At 31 December 2021, the mark-to-market value on the hedge was a positive US$3.1 million (2020: negative US$10.0 million) with a realised gain of US$0.3 million (2020: loss of US$6.8 million) and an unrealised gain and prior year mark-to-market reversals of US$13.1 million (2020: loss of US$10.1 million).
Hedge accounting
The gains and losses on the all above hedges were recognised in profit or loss and are included in the gain on financial instruments line item. The Group has not designated the instruments for hedge accounting.
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

AFR-210

Gold Fields Annual Financial Report including Governance Report	2021

38.    RISK MANAGEMENT ACTIVITIES continued
Commodity price hedging sensitivity
The tables below summarise the effect of a change in the loss on financial instruments on the Group’s profit or loss for the year ended 31 December 2020 in case of changes in the key inputs used to value the gold derivative contracts. The effect is not material for the year ended 31 December 2021 and has not been disclosed. The first analysis is based on the assumption that the gold forward prices have increased/decreased with all other variables held constant. The second analysis is based on the assumption that the interest rates increased/decreased with all other variables held constant.

	United States Dollar
Sensitivity to gold forward prices	(Decrease)/increase in gold forward prices
Figures in millions unless otherwise stated	(US$150)	(US$100)	(US$50)	US$50	US$100	US$150

2020
(Increase)/decrease in loss on financial instruments	35.4	20.1	8.6	(6.5)	(11.4)	(15.0)

	United States Dollar
Sensitivity to interest rates[1]	(Decrease)/increase in interest rates
Figures in millions unless otherwise stated	(1.5%)	(1.0%)	(0.5%)	0.5%	1.0%	1.5%

2020
(Increase)/decrease in loss on financial instruments	(5.2)	(2.9)	(0.8)	3.0	4.8	6.4
1In determining the interest rate sensitivity of the AUD XAU Puts only the impact of the specified interest rate change on the risk-free interest rate as used in the Black-Scholes Option pricing was considered.
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

	United States Dollar
Sensitivity to exchange rate	(Decrease)/increase in Chilean peso exchange rates
Figures in millions unless otherwise stated	(15.0%)	(10.0%)	(5.0%)	5.0%	10.0%	15.0%

2021
(Increase)/decrease in loss on financial instruments	22.5	11.3	1.3	(15.8)	(23.2)	(30.0)
2020
(Increase)/decrease in loss on financial instruments	74.2	49.5	24.7	(24.7)	(49.5)	(74.2)

	United States Dollar
Sensitivity to interest rates	(Decrease)/increase in interest rates
Figures in millions unless otherwise stated	(1.5%)	(1.0%)	(0.5%)	5.0%	1.0%	1.5%

2021
(Increase)/decrease in loss on financial instruments	(0.5)	(0.4)	(0.2)	0.2	0.4	0.5
2020
(Increase)/decrease in loss on financial instruments	(7.3)	(4.8)	(2.4)	2.4	4.8	7.1

AFR-211

Gold Fields Annual Financial Report including Governance Report	2021
Notes to the Consolidated Financial Statements continued
for the year ended 31 December 2021

38.    RISK MANAGEMENT ACTIVITIES continued
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
•JSE Limited;
•Toronto Stock Exchange; and
•Australian Stock Exchange.
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

	United States Dollar
Sensitivity to equity security price	(Decrease)/increase in equity price
Figures in millions unless otherwise stated	(10.0%)	(5.0%)	5.0%	10.0%

2021
(Decrease)/increase in OCI[1]	(3.1)	(1.5)	1.5	3.1
2020
(Decrease)/increase in OCI[1]	(4.2)	(2.1)	2.1	4.2
1Spot rate: R15.94 = US$1.00 (2020: R14.69 = US$1.00)
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

	United States Dollar
Sensitivity to preference share price risk	(Decrease)/increase in discount rate
Figures in millions unless otherwise stated	(1.0%)	(2.0%)	2.0%	1.0%

2021
Increase/(decrease) in OCI	3.5	7.1	(6.5)	(3.3)
2020
Increase/(decrease) in OCI	4.1	8.4	(7.4)	(3.8)

Sensitivity to preference share price risk Figures in millions unless otherwise stated			(Decrease)/increase in timing of cash flows
			1 year earlier	1 year later

2021
Increase/(decrease) in OCI			8.5	(7.8)
2020
Increase/(decrease) in OCI			6.4	(7.2)

AFR-212

Gold Fields Annual Financial Report including Governance Report	2021

38.    RISK MANAGEMENT ACTIVITIES continued
Interest rate sensitivity
General
As Gold Fields has no significant interest-bearing assets, the Group’s income and operating cash flows are substantially independent of changes in market interest rates. Gold Fields’ interest rate risk arises from borrowings.
As of 31 December 2021, Gold Fields’ borrowings amounted to US$1,078.1 million (2020: US$1,526.9 million). Gold Fields generally does not undertake any specific action to cover its exposure to interest rate risk, although it may do so in specific circumstances.
LIBOR developments
Developments in respect of the proposed reform/cessation of US dollar LIBOR and the impact thereof on our LIBOR linked borrowing facilities are actively monitored. Changes to the interest rate benchmark will be considered in conjunction with the surrounding facts and circumstances at the time and appropriate changes and resetting/replacement of rates with counterparties will be negotiated and agreed. Gold Fields has negotiated a fall back provision for the US$150 million revolving senior secured credit facility that state the rate will revert to a rate equal to LIBOR. Gold Fields does not believe that LIBOR reform will have a material impact on the Group’s finance cost.
Interest rate sensitivity analysis
The portion of Gold Fields’ interest-bearing borrowings at year-end that is exposed to interest rate fluctuations is US$83.5 million (2020: US$533.5 million). These borrowings are normally rolled for periods between one and three months and are therefore exposed to the rate changes in this period. The remainder of the borrowings bear interest at a fixed rate.
US$83.5 million (2020: US$333.5 million) of the total borrowings at reporting date is exposed to changes in the LIBOR rate and US$nil (2020: US$200.0 million) is exposed to the BBSY rate. The relevant interest rates for each facility are described in note 24.
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

	United States Dollar
Sensitivity to interest rates	Change in interest expense for a nominal change in interest rates
Figures in millions unless otherwise stated	(1.5%)	(1.0%)	(0.5%)	0.5%	1.0%	1.5%

2021
Sensitivity to LIBOR interest rates	(2.2)	(1.5)	(0.7)	0.7	1.5	2.2
Sensitivity to BBSY interest rates[1]	(2.7)	(1.8)	(0.9)	0.9	1.8	2.7
Change in finance expense	(4.9)	(3.3)	(1.6)	1.6	3.3	4.9
2020
Sensitivity to LIBOR interest rates	(1.5)	(1.0)	(0.5)	0.5	1.0	1.5
Sensitivity to BBSY interest rates[1]	(2.1)	(1.4)	(0.7)	0.7	1.4	2.1
Change in finance expense	(3.6)	(2.4)	(1.2)	1.2	2.4	3.6
1Average rate: A$0.75= US$1.00 (2020: A$$0.69 = US$1.00).

AFR-213

Gold Fields Annual Financial Report including Governance Report	2021
Notes to the Consolidated Financial Statements continued
for the year ended 31 December 2021

39.    CAPITAL MANAGEMENT
The primary objective of managing the Group’s capital is to ensure that there is sufficient capital available to support the funding requirements of the Group, including capital expenditure, in a way that:
•optimises the cost of capital
•maximises shareholders’ returns, and
•ensures that the Group remains in a sound financial position.
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
The Group monitors capital using the ratio of net debt to adjusted EBITDA. Adjusted EBITDA is defined as profit or loss for the year adjusted for interest, taxation, amortisation and depreciation and certain other costs. For external borrowings, the definition of adjusted EBITDA is as defined in the US$1,200 million term loan and revolving credit facilities agreement. Net debt is defined as total borrowing plus lease liabilities less cash and cash equivalents. The Group’s long-term target is a ratio of net debt to adjusted EBITDA of one times or lower. The bank covenants on external borrowings entered into after 1 January 2019 require a net debt to adjusted EBITDA ratio of 3.5 or below and EBITDA to net finance charges of 4.0 or above and the ratios are measured based on amounts in United States Dollar. At the date of this report, the Group was not in default under the terms of any of its outstanding credit facilities.

		United States Dollar
Figures in millions unless otherwise stated	Notes	2021	2020

Total borrowings	24	1,078.1	1,526.9
Add: Lease liability		415.5	429.0
Less: Cash and cash equivalents	21	524.7	886.8
Net debt		968.9	1,069.1
Adjusted EBITDA		2,393.6	1,910.2
Net debt to adjusted EBITDA ratio		0.40	0.56
Reconciliation of profit for the year to adjusted EBITDA:
Profit for the year		829.5	745.4
Mining and income taxation		424.9	432.5
Royalties		112.4	105.0
Finance expense		100.9	126.7
Investment income		(8.3)	(8.7)
Loss on financial instruments		100.4	238.9
Foreign exchange loss/(gain)		1.9	(8.6)
Amortisation and depreciation	2	713.2	661.3
Share-based payments		12.7	14.5
Long-term incentive plan		28.5	51.3
Restructuring costs		1.3	2.0
Silicosis settlement costs		(0.7)	0.3
Impairment, net of reversal of impairment of investments and assets		42.4	(50.6)
(Profit)/loss on disposal of assets		(8.5)	0.2
Share of results of equity accounted investees, net of taxation		32.0	2.6
Rehabilitation expense	8	10.8	1.5
Realised loss on derivative contracts		(43.4)	(416.6)
Ghana expected credit loss		41.1	29.0
Salares VAT		—	(23.9)
Other		2.5	7.4
Adjusted EBITDA		2,393.6	1,910.2

AFR-214

Gold Fields Annual Financial Report including Governance Report	2021

40.RELATED PARTIES
(a)Subsidiaries, associates and joint ventures
The subsidiaries, associates and joint ventures of the Company are disclosed in note 42.
All transactions and balances with these related parties have been eliminated in accordance with and to the extent required by IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements and IAS 28 Investments in Associates and Joint Ventures.
(b)Key management remuneration
Key management personnel include Executive Directors and prescribed officers (“Executive Committee”). The total key management remuneration amounted to US$27.9 million (2020: US$23.6 million) for 2021.
The details of key management personnel, including remuneration and participation in the Gold Fields Limited share scheme and LTIP are disclosed in note 40 (c).
(c)Directors’ and prescribed officers’ remuneration
None of the Directors and officers of Gold Fields or, to the knowledge of Gold Fields, their families, had any interest, direct or indirect, in any transaction during the last three fiscal periods or in any proposed transaction which has affected or will materially affect Gold Fields or its investment interests or subsidiaries, other than as stated below.
None of the Directors or officers of Gold Fields or any associate of such Director or officer is currently or has been at any time during the past three fiscal periods indebted to Gold Fields.
At 31 December 2021, the Executive Committee and Non-executive Directors’ beneficial interest in the issued and listed stated capital of the Company was 0.1% (2020: 0.3% and 2019: 0.1%). No one Director’s interest individually exceeds 1% of the issued stated capital or voting control of the Company.
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

AFR-215

Gold Fields Annual Financial Report including Governance Report	2021
Notes to the Consolidated Financial Statements continued
for the year ended 31 December 2021

40.    RELATED PARTIES continued
Non-executive Directors (“NEDs”) continued
The following table summarises the remuneration for NEDs for the years ended 31 December 2021 and 2020:

	Directors Fees US$'000	Board fees Committee Fees US$'000	Total US$'000

C Carolus	223.7	—	223.7
R Menell[1]	27.9	—	27.9
Y Suleman	73.4	75.6	149.0
P Bacchus	83.1	90.2	173.3
S Reid[2]	104.5	47.7	152.2
T Goodlace[3]	73.4	56.9	130.3
A Andani[4]	83.1	50.2	133.3
C Letton[5]	34.4	28.3	62.7
P Mahanyele[6]	12.0	5.1	17.1
P Sibiya[7]	61.4	43.2	104.6
J McGill[8]	9.2	—	9.2
Total - 2021	786.1	397.2	1,183.3

C Carolus	194.9	—	194.9
R Menell	126.9	—	126.9
Y Suleman	63.4	64.3	127.7
P Bacchus	80.4	84.2	164.6
S Reid[2]	80.4	56.4	136.8
T Goodlace	63.4	44.1	107.5
A Andani[4]	80.4	42.0	122.4
C Letton	80.4	68.0	148.4
P Mahanyele	63.4	27.7	91.1
Total - 2020	833.6	386.7	1,220.3
1R Menell resigned from the Board on 10 March 2021.
2S Reid is a director of Gold Fields Netherlands Services BV and Gold Fields Orogen Holdings (BVI) Limited. He received US$36,825 (2020: US$34,960) for duties performed on behalf of these entities. He was appointed as lead independent director on 1 September 2021 with an all-inclusive ZAR-based fee.
3T Goodlace was appointed to the Nominating Committee effective 23 November 2021. He was paid pro-rate fees for November 2021 plus the full monthly fee for December 2021, in February 2022.
4A Andani is a director of GF Ghana Limited and Abosso Goldfields Limited. He received US$74,025 (2020: US$69,682) for duties performed on behalf of these entities. He was appointed Chair of the Capital Projects Committee on 1 June 2021.
5C Letton resigned from the Board on 31 May 2021.
6P Mahanyele resigned from the Board on 28 February 2021.
7P Sibiya was appointed to the Board on 1 March 2021.
8J McGill was appointed to the Board on 22 November 2021 and only received Directors fees for this period. Committee appointments are expected by February 2022.

AFR-216

Gold Fields Annual Financial Report including Governance Report	2021

40.    RELATED PARTIES continued
Executive Committee
The following table summarises the remuneration for Executive Directors and prescribed officers for the years ended 31 December 2021 and 2020:

	Salary[1] US$'000	Pension fund contribution US$'000	Cash incentive[2] US$'000	Other[3] US$'000	Share-based payment expense[4] US$'000	Total US$'000
Executive directors
C Griffith[5]	719.5	17.7	748.2	—	302.7	1,788.1
N Holland[6]	318.5	6.1	741.1	757.3	2,103.5	3,926.5
P Schmidt[7]	641.9	48.9	470.3	4.9	1,400.3	2,566.3
	1,679.9	72.7	1,959.6	762.2	3,806.5	8,280.9
Prescribed officers
L Rivera[8]	812.8	335.7	—	451.0	1,019.7	2,619.2
A Baku[9]	874.1	201.1	530.4	3,533.4	1,217.7	6,356.7
R Butcher	429.3	36.9	261.2	—	443.5	1,170.9
N Chohan	368.0	32.0	263.7	1.2	648.6	1,313.5
B Mattison[10]	466.2	25.5	306.8	1.7	826.9	1,627.1
T Leishman[11]	375.9	26.6	251.3	1.5	652.1	1,307.4
A Nagaser	266.1	27.6	183.4	11.1	396.0	884.2
S Mathews[12]	564.7	40.2	337.0	27.3	793.3	1,762.5
M Preece[13]	545.6	26.7	333.1	1.0	614.4	1,520.8
R Bardien[14]	323.6	27.4	219.2	1.8	512.2	1,084.2
	5,026.3	779.7	2,686.1	4,030.0	7,124.4	19,646.5
Total - 2021	6,706.2	852.4	4,645.7	4,792.2	10,930.9	27,927.4
Executive directors
N Holland	1,174.2	21.7	904.3	3.1	1,976.1	4,079.4
P Schmidt	574.3	42.6	446.6	1.7	1,690.2	2,755.4
	1,748.5	64.3	1,350.9	4.8	3,666.3	6,834.8
Prescribed officers
L Rivera[8]	708.6	130.4	—	389.4	1,147.1	2,375.5
A Baku[9]	859.3	197.7	564.1	184.3	1,635.9	3,441.3
R Butcher	382.8	38.3	235.4	—	559.4	1,215.9
N Chohan	318.7	27.0	227.4	1.8	823.0	1,397.9
B Mattison	416.8	22.2	281.1	0.1	1,150.0	1,870.2
T Leishman[11]	327.5	23.1	224.7	53.0	856.6	1,484.9
A Nagaser	229.5	23.8	158.1	0.4	526.2	938.0
S Mathews[12]	493.6	56.9	333.6	25.1	906.1	1,815.3
M Preece[13]	475.4	23.2	302.6	2.9	508.4	1,312.5
R Bardien[14]	279.0	23.6	117.6	—	539.8	960.0
	4,491.2	566.2	2,444.6	657.0	8,652.5	16,811.5
Total - 2020	6,239.7	630.5	3,795.5	661.8	12,318.8	23,646.3
1The total US$ amounts paid for 2021 and included in salary were as follows: C Griffith US$244,500 (2020: US$nil), NJ Holland US$106,950 (2020: US$424,550), P Schmidt US$131,500 (2020: US$129,600) and B Mattison US$93,500 (2020: US$92,100).
2The annual bonuses for the year ended 31 December 2020 and 31 December 2021 were paid in February/March 2020 and February/March 2021, respectively.
3Other payments include business related reimbursements and incidental payments unless otherwise stated.
4The share-based payment expense is calculated in terms of IFRS and is not the cash amounts paid.
5C Griffith was appointed CEO on 1 April 2021.
6NJ Holland retired effective 31 March 2021. Other payments for 2021 include a termination payment in line with his retirement agreement of which US$215,881 was in US$.
7Other payments for 2021 include a long-service award payment of US$2,500 for 25 years' service.
8Other payments for 2020 and 2021 include advance payment of portion of estimated Utilidades and a recognition award for 2021. Benefits included use of a company-owned vehicle.
9A Baku resigned on 31 December 2021. Other payments for 2020 relate to leave encashment and leave travel allowance and for 2021 termination payment and leave encashment. Benefits include use of a company-owned vehicle.
10Other payments for 2021 relate to forced leave encashment in accordance with the Company policy.
11Other payments for 2021 relate to forced leave encashment in accordance with the Company policy and 2020 relate to an approved bonus for handover to the newly appointed Company Secretary, for her role as acting Company Secretary.
12Other payments for 2020 and 2021 relate to bonus payment for most improved and best operation bonus scheme. May avail of company-provided local transportation at operations, on non-exclusive basis.
13M Preece may avail of company-provided local transportation at operations, on a non-exclusive basis.
14Elected prior to the determination of the annual performance bonus for 2020, in line with the rules of the MSR policy, to defer 40% of her 2020 cash bonus (US$78,398) into Restricted Shares. Prior to such election her full calculated annual performance bonus for 2020 was US$195,995.

AFR-217

Gold Fields Annual Financial Report including Governance Report	2021
Notes to the Consolidated Financial Statements continued
for the year ended 31 December 2021

41.SEGMENT REPORT
Financial summary

	South Africa	Ghana				Peru	Chile	Australia
Figures in millions unless otherwise stated	South Deep[1]	Tarkwa	Damang	Asanko[2]	Total Ghana	Cerro Corona	Salares Norte[8]	St Ives	Agnew	Granny Smith	Gruyere	Total Australia	Corporate and other[3]	Group including Asanko proportionately consolidated	Group excluding Asanko equity accounted

INCOME STATEMENT
for the year ended 31 December 2021
Revenue	523.8	936.9	457.5	172.1	1,566.5	434.8	—	705.5	402.0	510.4	224.4	1,842.3	—	4,367.3	4,195.2
Cost of sales	(347.9)	(482.4)	(242.7)	(132.7)	(857.9)	(263.9)	—	(358.6)	(237.3)	(265.6)	(158.7)	(1,020.4)	(17.4)	(2,507.5)	(2,374.9)
Cost of sales before gold inventory change and amortisation and depreciation	(312.2)	(339.7)	(222.0)	(115.0)	(676.7)	(190.0)	—	(268.4)	(168.2)	(191.3)	(92.5)	(720.5)	—	(1,899.4)	(1,784.5)
Gold inventory change	7.3	29.6	71.9	4.6	106.0	14.4	—	(5.1)	(4.3)	(2.1)	11.3	(0.3)	—	127.4	122.8
Amortisation and depreciation	(43.0)	(172.3)	(92.6)	(22.3)	(287.2)	(88.3)	—	(85.1)	(64.8)	(72.2)	(77.5)	(299.6)	(17.4)	(735.5)	(713.2)
Other costs	(6.0)	(0.7)	(2.0)	(3.7)	(6.4)	(10.5)	(9.1)	(11.6)	0.7	0.2	(0.3)	(11.0)	(43.7)	(86.8)	(83.1)
Investment income	2.6	6.0	0.8	—	6.8	—	—	—	—	—	—	—	(1.1)	8.3	8.3
Finance expense	(1.9)	(15.5)	(8.0)	—	(23.5)	(5.6)	—	(1.0)	(5.2)	(2.1)	(10.4)	(18.7)	(51.2)	(100.9)	(100.9)
Loss on financial instruments	—	11.6	1.8	—	13.4	(31.8)	(60.0)	(11.0)	(7.4)	(8.0)	(4.3)	(30.7)	8.7	(100.4)	(100.4)
Share-based payments	(0.3)	(2.1)	(0.1)	—	(2.2)	(1.5)	(0.2)	(0.6)	(0.5)	(0.5)	(0.2)	(1.8)	(6.7)	(12.7)	(12.7)
Long-term incentive plan	(1.6)	(5.5)	(1.7)	—	(7.2)	(1.0)	(0.6)	(2.9)	(1.9)	(2.8)	(1.4)	(9.0)	(9.1)	(28.5)	(28.5)
Exploration expense	—	(3.0)	(6.6)	—	(9.6)	(1.6)	(27.2)	(9.7)	(4.5)	(5.6)	(1.5)	(21.3)	(0.9)	(60.6)	(60.6)
Restructuring costs	—	(1.3)	—	—	(1.3)	—	—	—	—	—	—	—	—	(1.3)	(1.3)
Ghana ECL	—	(23.4)	(17.7)	—	(41.1)	—	—	—	—	—	—	—	—	(41.1)	(41.1)
Silicosis settlement costs	—	—	—	—	—	—	—	—	—	—	—	—	0.7	0.7	0.7
Impairment and reversal of impairment of investments and assets, net	—	—	—	—	—	(1.6)	—	(9.4)	(0.6)	—	—	(10.0)	(30.8)	(42.4)	(42.4)
Profit/(loss) on disposal of assets	0.2	—	—	—	—	—	—	7.4	1.5	(0.2)	(0.4)	8.3	—	8.5	8.5
Royalties	(2.6)	(37.5)	(18.3)	(8.6)	(64.4)	(8.0)	—	—	—	—	—	(46.0)	—	(121.0)	(112.4)
Mining and income tax	(51.8)	(123.3)	(64.3)	—	(187.6)	(54.5)	84.8	—	—	—	—	(206.0)	(9.8)	(424.9)	(424.9)
Current taxation	—	(110.3)	(81.1)	—	(191.4)	(61.2)	(1.9)	—	—	—	—	(166.1)	(28.0)	(448.6)	(448.6)
Deferred taxation	(51.8)	(13.0)	16.8	—	3.8	6.7	86.7	—	—	—	—	(39.9)	18.2	23.7	23.7
Profit for the year	114.5	259.8	98.7	27.0	385.4	54.8	(12.3)	—	—	—	—	475.8	(161.3)	856.5	829.5
Profit attributable to:
– Owners of the parent	110.4	233.8	88.9	27.0	349.6	54.5	(12.3)	—	—	—	—	475.8	—	816.3	789.3
– Non-controlling interest holders	4.1	26.0	9.8	—	35.8	0.3	—	—	—	—	—	—	—	40.2	40.2

STATEMENT OF FINANCIAL POSITION
at 31 December 2021
Total assets (excluding deferred taxation)	898.3	1,786.3	372.7	—	2,159.0	797.2	589.5	849.3	815.7	431.8	255.8	2,352.6	291.6	7,088.2	7,088.2
Total liabilities (excluding deferred taxation)	1,117.9	359.1	137.3	—	496.4	294.1	662.4	160.9	162.4	132.7	127.8	583.8	(436.8)	2,717.8	2,717.8
Net deferred taxation (assets)/liabilities	(114.2)	261.8	22.0	—	283.8	50.3	(86.7)	—	—	—	—	148.7	(41.6)	240.3	240.3
Capital expenditure[6]	89.3	209.0	23.4	20.5	252.9	55.7	374.9	103.3	88.2	100.4	43.7	335.6	0.8	1,109.2	1,088.7
The above is a geographical analysis presented by location of assets.
The Group’s operations are primarily involved in gold mining, exploration and related activities. Activities are conducted and investments held both inside and outside South Africa. The segment results have been prepared and presented based on management’s reporting format. Gold mining operations are managed and internally reported based on the following geographical areas: in South Africa, South Deep mine, in Ghana, Tarkwa, Damang and Asanko mines, in Australia, St Ives, Agnew, Granny Smith and Gruyere, in Peru, the Cerro Corona mine and in Chile, the Salares Norte Project. The Group also has exploration interests which are included in the “Corporate and other” segment. Refer to accounting policies on segment reporting on page 162.
Figures may not add as they are rounded independently.
1The income statement and statement of financial position of South Deep is that of the operating mine and does not include any of the adjustments made in respect of the purchase price allocation relating to the acquisition of South Deep. South Deep Gold mine, being an unincorporated joint venture, is not liable for taxation. Taxation included in South Deep is indicative, as tax is provided in the holding companies at a rate of 29%.
2For the purpose of the review of the segment by the CODM, Asanko’s income statement is proportionately consolidated in the Ghana segment. Equity Accounted Joint Venture carried at US$59.5 million.
3“Corporate and other” represents the items to reconcile segment data to consolidated financial statement totals, including the elimination of intercompany transactions and balances as well as the Group’s exploration interests. This does not represent a separate segment as it does not generate revenue. Included in “Corporate and other” is the adjustment made in respect of the purchase price allocation of South Deep.
4Other costs “Corporate and other” comprise share of losses of equity-accounted investees, net of taxation of US$32.0 million, (which include the impairment of mining assets at Asanko Gold Mine of US$52.8 million) and the balance of US$11.7 million expenses which consists mainly of corporate related costs.
5The Australian operations are entitled to transfer and off-set profits and losses from one company to another, therefore it is not meaningful to split the royalties, income or deferred taxation.
6Capital expenditure for the year ended 31 December 2021.
7Includes revenue from the sale of copper amounting to US$232.3 million.
8In 2021 Salares Norte became a reportable segment, as the CODM has started monitoring the capital expenditure and progress towards completion. The comparative figures have been disclosed.

AFR-218

41.SEGMENT REPORT continued
Financial summary

	South Africa	Ghana				Peru	Chile	Australia
Figures in millions unless otherwise stated	South Deep[1]	Tarkwa	Damang	Asanko[2]	Total Ghana	Cerro Corona	Salares Norte[8]	St Ives	Agnew	Granny Smith	Gruyere	Total Australia	Corporate and other[3]	Group including Asanko	Group excluding Asanko

INCOME STATEMENT
for the year ended 31 December 2020
Revenue	400.1	927.7	400.8	188.2	1,516.7	368.8	—	691.4	411.5	466.4	225.4	1,794.7	—	4,080.3	3,892.1
Cost of sales	(258.1)	(465.1)	(247.5)	(117.0)	(829.6)	(232.0)	—	(347.5)	(228.3)	(228.3)	(131.6)	(935.9)	(11.9)	(2,267.4)	(2,150.4)
Cost of sales before gold inventory change and amortisation and depreciation	(227.2)	(294.5)	(233.1)	(107.1)	(634.7)	(158.3)	—	(240.7)	(157.3)	(170.2)	(73.4)	(641.6)	0.1	(1,661.7)	(1,554.6)
Gold inventory change	(1.8)	(2.4)	61.2	13.0	71.8	3.9	—	6.6	(5.4)	3.1	0.3	4.5	—	78.5	65.5
Amortisation and depreciation	(29.1)	(168.2)	(75.6)	(22.9)	(266.7)	(77.6)	—	(113.4)	(65.6)	(61.2)	(58.5)	(298.8)	(12.0)	(684.2)	(661.3)
Other costs	(1.5)	(1.7)	(2.7)	(2.3)	(6.7)	(4.8)	21.6	(3.3)	(1.7)	(2.6)	(0.1)	(7.8)	(8.6)	(67.2)	(5.5)
Investment income	1.7	9.6	0.8	—	10.4	—	—	0.2	0.1	0.1	—	0.4	(3.8)	8.7	8.7
Finance expense	(2.0)	(14.7)	(11.7)	—	(26.4)	(5.6)	—	(1.7)	(5.1)	(2.4)	(10.0)	(19.2)	(73.5)	(126.7)	(126.7)
Loss on financial instruments	(84.7)	(67.2)	(26.7)	—	(93.9)	(14.0)	91.2	(80.1)	(48.0)	(51.6)	(25.4)	(205.1)	67.6	(238.9)	(238.9)
Share-based payments	0.6	(2.9)	—	—	(2.9)	(1.5)	—	(0.8)	(0.6)	(0.8)	(0.6)	(2.8)	(7.9)	(14.5)	(14.5)
Long-term incentive plan	(5.0)	(8.1)	(3.1)	—	(11.2)	(5.3)	—	(6.0)	(4.1)	(4.6)	(1.5)	(16.2)	(13.6)	(51.3)	(51.3)
Exploration expense	—	—	—	—	—	(1.4)	(30.1)	(7.5)	(2.0)	(6.2)	(1.2)	(16.9)	(1.3)	(49.7)	(49.7)
Profit on disposal of Maverix Metals Incorporated	—	(1.2)	—	—	(1.2)	—	—	(0.8)	—	—	—	(0.8)	—	(2.0)	(2.0)
Tarkwa expected credit loss	—	(29.0)	—	—	(29.0)	—	—	—	—	—	—	—	—	(29.0)	(29.0)
Silicosis settlement costs	—	—	—	—	—	—	—	—	—	—	—	—	(0.3)	(0.3)	(0.3)
Impairment and reversal of impairment of investments and assets, net	—	—	(9.8)	—	(9.8)	(1.9)	—	—	—	—	—	—	62.3	50.6	50.6
Profit/(loss) on disposal of assets	0.1	—	—	—	—	—	—	—	0.2	(0.5)	—	(0.3)	—	(0.2)	(0.2)
Royalties	(2.0)	(37.1)	(16.0)	(9.4)	(62.5)	(5.6)	—	—	—	—	—	(44.3)	—	(114.4)	(105.0)
Mining and income tax	(13.9)	(136.8)	(38.9)	—	(175.7)	(42.8)	(7.4)	—	—	—	—	(164.7)	(28.0)	(432.5)	(432.5)
Current taxation	—	(129.6)	—	—	(129.6)	(52.2)	(7.4)	—	—	—	—	(166.0)	(11.3)	(366.5)	(366.5)
Deferred taxation	(13.9)	(7.2)	(38.9)	—	(46.1)	9.4	—	—	—	—	—	1.3	(16.7)	(66.0)	(66.0)
Profit/(loss) for the year	35.3	173.5	45.2	59.4	278.1	53.9	75.3	—	—	—	—	381.2	(19.0)	804.9	745.4
Profit/(loss) attributable to :															—
– Owners of the parent	35.0	156.2	40.7	59.4	256.3	53.6	75.3	—	—	—	—	381.2	(19.0)	782.5	723.0
– Non-controlling interest holders	0.3	17.3	4.5	—	21.8	0.3	—	—	—	—	—	—	—	22.4	22.4

STATEMENT OF FINANCIAL POSITION
at 31 December 2020
Total assets (excluding deferred taxation)	881.2	2,035.1	534.0	—	2,569.1	771.8	288.8	802.5	755.4	367.6	682.7	2,608.2	113.7	7,232.8	7,232.8
Total liabilities (excluding deferred taxation)	1,287.2	359.7	375.6	—	735.3	318.1	362.7	171.9	173.4	222.4	583.5	1,151.2	(709.8)	3,144.7	3,144.7
Net deferred taxation (assets)/liabilities	(176.0)	248.9	38.8	—	287.7	57.0	—	—	—	—	—	124.1	(32.8)	259.9	259.9
Capital expenditure6	49.1	147.2	19.9	31.2	198.3	49.9	96.8	73.5	51.9	66.4	28.0	219.8	1.0	614.9	583.7
The above is a geographical analysis presented by location of assets.
The Group’s operations are primarily involved in gold mining, exploration and related activities. Activities are conducted and investments held both inside and outside South Africa. The segment results have been prepared and presented based on management’s reporting format. Gold mining operations are managed and internally reported based on the following geographical areas: in South Africa, South Deep mine, in Ghana, Tarkwa, Damang and Asanko mines, in Australia, St Ives, Agnew, Granny Smith and Gruyere and in Peru, the Cerro Corona mine. The Group also has exploration interests which are included in the “Corporate and other” segment. Refer to accounting policies on segment reporting on page 162.
Figures may not add as they are rounded independently.
1The income statement and statement of financial position of South Deep is that of the operating mine and does not include any of the adjustments made in respect of the purchase price allocation relating to the acquisition of South Deep. South Deep Gold mine, being an unincorporated joint venture, is not liable for taxation. Taxation included in South Deep is indicative, as tax is provided in the holding companies at a rate of 29%.
2For the purpose of the review of the segment by the CODM, Asanko’s income statement is proportionately consolidated in the Ghana segment. Equity Accounted Joint Venture carried at US$88.9 million.
3“Corporate and other” represents the items to reconcile segment data to consolidated financial statement totals, including the elimination of intercompany transactions and balances as well as the Group’s exploration interests. This does not represent a separate segment as it does not generate revenue. Included in “Corporate and other” is the adjustment made in respect of the purchase price allocation of South Deep.
4Other costs “Corporate and other” comprise share of losses of equity-accounted investees, net of taxation of US$2.6 million and the balance of US$6.0 million consists mainly of corporate related costs.
5The Australian operations are entitled to transfer and off-set profits and losses from one company to another, therefore it is not meaningful to split the royalties, income or deferred taxation.
6Capital expenditure for the year ended 31 December 2020.
7Includes revenue from the sale of copper amounting to US$144.1 million.
8In 2021 Salares Norte became a reportable segment, as the CODM has started monitoring the capital expenditure and progress towards completion. The comparative figures have been disclosed.

AFR-219

Gold Fields Annual Financial Report including Governance Report	2021
Notes to the Consolidated Financial Statements continued
for the year ended 31 December 2021

41.SEGMENT REPORT continued
Financial summary

	South Africa	Ghana				Peru	Australia
Figures in millions unless otherwise stated	South Deep[1]	Tarkwa	Damang	Asanko[2]	Total Ghana	Cerro Corona	St Ives	Agnew/Lawlers	Granny Smith	Gruyere	Total Australia	Corporate and other[3]	Group including Asanko	Group excluding Asanko

INCOME STATEMENT
for the year ended 31 December 2019
Revenue	314.8	720.4	288.3	153.3	1,162.0	399.0	505.0	304.6	383.8	51.2	1,244.6	—	3,120.4	2,967.1
Cost of sales	(275.1)	(497.2)	(195.5)	(133.4)	(826.1)	(255.0)	(333.8)	(224.9)	(212.7)	(28.2)	(799.7)	(10.9)	(2,166.9)	(2,033.5)
Cost of sales before gold inventory change and amortisation and depreciation	(245.9)	(329.8)	(150.4)	(88.7)	(568.9)	(168.4)	(231.3)	(164.6)	(157.0)	(19.1)	(572.1)	0.1	(1,555.2)	(1,466.5)
Gold inventory change	3.7	14.4	8.8	(1.7)	21.5	6.0	2.5	2.6	(0.3)	5.4	10.2	—	41.3	43.0
Amortisation and depreciation	(32.9)	(181.8)	(53.9)	(43.0)	(278.7)	(92.6)	(105.0)	(62.9)	(55.4)	(14.5)	(237.8)	(11.0)	(653.0)	(610.0)
Other income/(costs)	(3.0)	(12.8)	(14.3)	(8.0)	(35.1)	(4.7)	(5.4)	(0.4)	(7.9)	(0.4)	(14.1)	(20.8)	(77.7)	(69.7)
Investment income	1.0	10.1	—	—	10.1	—	0.4	0.3	0.3	—	1.0	(4.8)	7.3	7.3
Finance expense	(6.6)	(12.9)	(14.3)	—	(27.2)	(7.0)	(2.7)	(2.1)	(2.7)	(3.2)	(10.7)	(50.7)	(102.2)	(102.2)
Loss on financial instruments	(25.8)	(23.8)	(11.3)	—	(35.1)	—	(49.3)	(28.7)	(39.3)	(8.5)	(125.8)	(51.3)	(238.0)	(238.0)
Share-based payments	0.8	(3.4)	(1.8)	—	(5.2)	(1.1)	(1.7)	(1.2)	(1.3)	(0.3)	(4.5)	(10.5)	(20.5)	(20.5)
Long-term incentive plan	(1.0)	(0.7)	(0.3)	—	(1.0)	(0.4)	(0.5)	(0.4)	(0.4)	(0.1)	(1.4)	(5.3)	(9.1)	(9.1)
Exploration expense	—	—	—	—	—	(4.4)	(10.0)	(2.8)	(17.0)	(0.2)	(30.0)	(50.0)	(84.4)	(84.4)
Profit on disposal of Maverix Metals Incorporated	—	—	—	—	—	—	—	—	—	—	—	14.6	14.6	14.6
Restructuring costs	(0.3)	(0.3)	—	—	(0.3)	—	—	—	—	—	—	—	(0.6)	(0.6)
Silicosis settlement costs	—	—	—	—	—	—	—	—	—	—	—	1.6	1.6	1.6
Impairment, net of reversal of impairment of investments and assets	—	—	—	—	—	(0.2)	—	—	—	—	—	(9.6)	(9.8)	(9.8)
Profit on disposal of assets	0.7	0.2	0.1	—	0.3	—	(0.4)	0.3	0.3	—	0.2	—	1.2	1.2
Royalties	(1.6)	(25.8)	(10.3)	(7.7)	(43.8)	(5.5)	—	—	—	—	(30.5)	—	(81.4)	(73.7)
Mining and income tax	3.4	(52.4)	(15.1)	0.2	(67.3)	(37.6)	—	—	—	—	(69.9)	(4.0)	(175.4)	(175.6)
Current taxation	—	(72.5)	—	—	(72.5)	(56.3)	—	—	—	—	(55.7)	(6.1)	(190.6)	(190.6)
Deferred taxation	3.4	20.1	(15.1)	0.2	5.2	18.7	—	—	—	—	(14.2)	2.1	15.2	15.0
Profit/(loss) for the year	7.2	101.3	25.5	4.3	131.1	83.1	—	—	—	—	159.3	(201.7)	179.1	174.7
Profit/(loss) attributable to :
– Owners of the parent	7.2	91.2	22.9	4.3	118.4	82.7	—	—	—	—	159.3	(201.7)	166.0	161.6
– Non-controlling interest holders	—	10.1	2.6	—	12.7	0.4	—	—	—	—	—	—	13.1	13.1

STATEMENT OF FINANCIAL POSITION
at 31 December 2019
Total assets (excluding deferred taxation)	875.0	1,773.8	440.5	—	2,214.3	744.4	792.7	567.0	419.2	650.4	2,429.3	32.8	6,295.8	6,295.8
Total liabilities (excluding deferred taxation)	1,357.9	276.9	361.6	—	638.5	232.1	160.1	114.9	122.0	600.8	997.8	(7.3)	3,219.0	3,219.0
Net deferred taxation (assets)/liabilities	(201.0)	241.6	(0.1)	—	241.5	66.4	—	—	—	—	114.7	(53.4)	168.1	168.1
Capital expenditure[6]	33.1	125.5	76.3	26.8	228.6	56.1	98.3	76.1	72.2	72.1	318.7	2.8	639.3	612.5
The above is a geographical analysis presented by location of assets.
The Group's continuing operations are primarily involved in gold mining, exploration and related activities. Activities are conducted and investments held both inside and outside South Africa. The segment results have been prepared and presented based on management's reporting format. Gold mining operations are managed and internally reported based on the following geographical areas: in South Africa, South Deep mine, in Ghana, Tarkwa and Damang mines, in Australia, St Ives, Agnew/ Lawlers, Granny Smith and Gruyere Gold project and in Peru, the Cerro Corona mine. Whilst the Gruyere Gold project does not meet the quantitative criteria for disclosure as a separate segment, it is expected to become a significant contributor to the Group's performance in future years as the project is being developed. The Group also has exploration interests which are included in the "Corporate and other" segment. Refer to accounting policies on segment reporting on page 162.
Figures may not add as they are rounded independently.
1The income statement and statement of financial position of South Deep is that of the operating mine and does not include any of the adjustments made in respect of the purchase price allocation relating to the acquisition of South Deep. South Deep Gold mine, being an unincorporated joint venture, is not liable for taxation. Taxation included in South Deep is indicative, as tax is provided in the holding companies at a rate of 29%.
2For the purpose of the review of the segment by the CODM, Asanko’s income statement is proportionately consolidated in the Ghana segment. Equity accounted joint venture carried at US$89.9 million.
3“Corporate and other” represents the items to reconcile segment data to consolidated financial statement totals, including the elimination of intercompany transactions and balances as well as the Group’s exploration interests. This does not represent a separate segment as it does not generate revenue. Included in “Corporate and other” is the adjustment made in respect of the purchase price allocation of South Deep.
4Other costs “Corporate and other” comprise share of profit of equity-accounted investees, net of taxation of US$3.1 million, loss on buy-back of the US$1 billion notes of US$5.0 million and the balance of US$18.9 million consists mainly of corporate-related costs.
5The Australian operations are entitled to transfer and off-set profits and losses from one company to another, therefore it is not meaningful to split the royalties, income or deferred taxation.
6Capital expenditure for the year ended 31 December 2019.
7Includes revenue from the sale of copper amounting to US$165.1 million

AFR-220

Gold Fields Annual Financial Report including Governance Report	2021

42.    MAJOR GROUP INVESTMENTS – DIRECT AND INDIRECT

		Shares held		Group beneficial interest
	Notes	2021	2020	2021	2020

Subsidiaries
Unlisted
Abosso Goldfields Ltd6
– Class "A" shares	1	49,734,000	49,734,000	90.0%	90.0%
– Class "B" shares	1	4,266,000	4,266,000	90.0%	90.0%
Agnew Gold Mining Company Pty Ltd	2	54,924,757	54,924,757	100.0%	100.0%
Darlot Mining Company Pty Ltd	2	1	1	100.0%	100.0%
GFI Joint Venture Holdings (Pty) Ltd	3	311,668,564	311,668,564	100.0%	100.0%
GFL Mining Services Ltd	3	235,676,387	235,676,387	100.0%	100.0%
Gold Fields Ghana Ltd7	1	900	900	90.0%	90.0%
Gold Fields Group Services (Pty) Ltd	3	1	1	100.0%	100.0%
Gold Fields Holdings Company Ltd	5	4,084	4,084	100.0%	100.0%
Gold Fields La Cima S.A.[8]	4	1,426,050,205	1,426,050,205	99.5%	99.5%
Gold Fields Operations Ltd	3	156,279,947	156,279,947	100.0%	100.0%
Gold Fields Orogen Holding (BVI) Ltd	5	1,224	356	100.0%	100.0%
Gruyere Mining Company Pty Ltd	2	1	1	100.0%	100.0%
GSM Mining Company Pty Ltd	2	1	1	100.0%	100.0%
Newshelf 899 (Pty) Ltd	3
– Class “A” shares[9]		90,000,000	90,000,000	100.0%	100.0%
– Class “B” shares[10]		10,000,000	10,000,000	—%	—%
St Ives Gold Mining Company Pty Ltd	2	281,051,329	281,051,329	100.0%	100.0%
1Incorporated in Ghana.
2Incorporated in Australia.
3Incorporated in the Republic of South Africa.
4Incorporated in Peru.
5Incorporated in the British Virgin Islands.
6Abosso Goldfields Ltd (“Abosso”) owns the Damang operation in Ghana. The accumulated non-controlling interest of Abosso at 31 December 2021 amounts to US$21.3 million (2020: US$12.0 million). A dividend of US$4.9 million was declared to non-controlling interest during 2021 (2020: US$$4.5 million). Refer to the segment reporting, note 41, for summarised financial information of Damang.
7Gold Fields Ghana Ltd (“GFG”) owns the Tarkwa operation in Ghana. The accumulated non-controlling interest of GFG at 31 December 2021 amounts to US$116.5 million (2020: US$142.7 million). A dividend of US$45.9 million was advanced to non-controlling interest during 2021 (2020: US$5.1 million). Refer to the segment reporting, note 41, for summarised financial information of Tarkwa.
8Gold Fields La Cima S.A. (“La Cima”) owns the Cerro Corona operation in Peru. The accumulated non-controlling interest of La Cima at 31 December 2021 amounts to US$2.1 million (2020: US$1.9 million). A dividend of US$nil was paid to non-controlling interest during 2021 (2020: US$0.5 million). Refer to the segment reporting, note 41, financial information of Cerro Corona.
9The South Deep Joint Venture (“SDJV”) owns and operates the South Deep Gold Mine. The SDJV is an unincorporated joint venture between Gold Fields Operations Limited (“GFO”) and GFI Joint Venture Holdings Proprietary Limited (“GFIJVH”). GFO and GFIJVH are wholly owned subsidiaries of Newshelf 899 Proprietary Limited (“Newshelf”). The share capital of Newshelf comprises of:
•90,000,000 “A” shares, representing 90% of Newshelf’s equity. Gold Fields Limited is the holder of the “A” shares; and
•10,000,000 “B” shares, representing 10% of Newshelf’s equity. South Deep’s BEE shareholders are the holders of the “B” shares.
10The “B” shares entitle the BEE shareholders to a cumulative preferential dividend of R20.0 million per annum for the first 10 years (expired in December 2020), R13.3 million per annum for the next five years and R6.7 million for the five years thereafter. After 20 years, this preferential dividend will cease. The “B” shares’ rights to participate in the profits of Newshelf over and above the cumulative preferred dividend were initially suspended. The suspension will be lifted over a 20 years period on a phased-in basis as follows:
•after 10 years, in respect of one-third of the “B” shares;
•after 15 years, in respect of another one-third of the “B” shares; and
•after 20 years, in respect of the remaining one-third of the “B” shares.
After 20 years, all of the “B” shares will substantially have the same rights as the “A” shares. The BEE shareholders must retain ownership of the “B” shares for 30 years.

AFR-221

Gold Fields Annual Financial Report including Governance Report	2021
Notes to the Consolidated Financial Statements continued
for the year ended 31 December 2021

42.    MAJOR GROUP INVESTMENTS – DIRECT AND INDIRECT continued

	Shares held		Group beneficial interest
	2021	2020	2021	2020

Other[1]
Listed associates
Rusoro Mining Limited	140,000,001	140,000,001	25.7%	25.7%
Lunnon Metals Limited	44,711,062	—	31.7%	—%
Joint ventures
Far Southeast Gold Resources Incorporated	1,737,699	1,737,699	40.0%	40.0%
Asanko Gold Ghana Limited	450,000,000	450,000,000	45.0%	45.0%
Adansi Gold Company Limited	100,000	100,000	50.0%	50.0%
Shika Group Finance Limited	10,000	10,000	50.0%	50.0%
Listed equity investments
Galiano Gold Inc. (formerly Asanko Gold Inc.)	21,971,657	21,971,657	9.8%	9.8%
Bezant Resources PLC	—	17,945,922	—%	0.6%
Hamelin Gold Limited	11,000,000	—	10.0%	—%
RareX Limited	710,592	710,592	0.2%	0.2%
Consolidated Woodjam Copper Corporation[2]	16,115,740	16,115,740	13.3%	16.3%
Lefroy Exploration Limited[2]	21,613,910	21,613,910	15.0%	18.0%
Magmatic Resources Limited	19,200,000	19,200,000	7.5%	10.9%
Orsu Metals Corp	2,613,491	2,613,491	6.0%	6.1%
Chakana Copper Corp[2]	22,270,791	15,686,275	19.9%	16.8%
Amarc Resources Limited	5,000,000	5,000,000	2.8%	2.8%
1Only major investments are listed individually.
2An assessment has been performed and the Group does not have significant influence.

AFR-222

Gold Fields Annual Financial Report including Governance Report	2021
Operating and Financial Information by Mine (unaudited)
for the year ended 31 December 2021

SOUTH AFRICAN REGION

	South Deep - total managed
	Gold produced					Net earnings (before minorities)
	Tonnes Milled	Yield* g/tonne	Kilograms	’000 ounces	All-in costs** US$/oz	SA Rand million	US$ million

Year to 30 June
2007#	1,104,000	4.6	5,076	163	595	(46.8)	(6.5)
2008	1,367,000	5.3	7,220	232	727	(143.1)	(19.7)
2009	1,241,000	4.4	5,434	175	717	(10.9)	(1.2)
2010	1,681,000	4.9	8,236	265	811	(81.0)	(10.7)
Six months to December 2010	1,101,000	4.1	4,547	146	939	(96.5)	(13.5)
Year to 31 December
2011	2,440,000	3.5	8,491	273	1,073	146.4	20.3
2012	2,106,000	4.0	8,411	270	1,105	122.1	14.9
2013	2,347,000	4.0	9,397	302	1,045	(206.9)	(21.6)
2014	1,323,000	4.7	6,236	200	1,732	(897.7)	(83.0)
2015	1,496,000	4.1	6,160	198	1,559	(700.5)	(55.2)
2016	2,248,000	4.0	9,032	290	1,234	191.1	13.0
2017	2,081,000	4.2	8,748	281	1,400	(337.6)	(25.3)
2018	1,320,000	3.7	4,885	157	2,012	(3,009.2)	(224.7)
2019	1,666,000	4.1	6,907	222	1,259	104.4	7.2
2020	2,258,000	3.1	7,056	227	1,260	578.6	35.3
2021	2,922,000	3.1	9,101	293	1,379	1,693.4	114.5
Total	28,701,000	4.0	114,937	3,694
# For the seven months ended 30 June 2007, since acquisition control.
* Combined surface and underground yield
** All-in costs: as from 2014 per the new World Gold Council Standard issued on 27 June 2013. Up to 2014, cash cost was the key metric.

AFR-223

Gold Fields Annual Financial Report including Governance Report	2021
Operating and Financial Information by Mine (unaudited) continued
for the year ended 31 December 2021

WEST AFRICAN REGION

	Tarkwa mine – total managed
	Gold produced					Net earnings (before minorities)
	Tonnes treated	Yield g/tonne	Kilograms	’000 ounces	All-in costs** US$/oz	US$ million

Year to 30 June
1994 – 2005	91,612,600	1.2	108,546	3,490	n/a	210.9
2006	21,487,000	1.0	22,060	709	292	97.8
2007	22,639,000	1.0	21,684	697	333	116.9
2008	22,035,000	0.9	20,095	646	430	147.8
2009	21,273,000	0.9	19,048	612	521	100.0
2010	22,716,000	1.0	22,415	721	536	187.9
Six months to December 2010	11,496,000	1.0	11,261	362	562	135.6
Year to 31 December
2011	23,138,000	1.0	22,312	717	556	401.4
2012	22,910,000	1.0	22,358	719	673	263.7
2013	19,275,000	1.0	19,664	632	816	(16.2)
2014	13,553,000	1.3	17,363	558	1,068	83.7
2015	13,520,000	1.3	18,229	586	970	87.5
2016	13,608,000	1.3	17,669	568	959	116.9
2017	13,527,000	1.3	17,617	566	940	85.4
2018	13,791,000	1.2	16,330	525	951	40.1
2019	13,749,000	1.2	16,146	519	958	101.3
2020	14,234,000	1.1	16,370	526	1,017	173.5
2021	13,877,000	1.2	16,227	522	1,155	259.8
Total	388,440,600	1.1	425,394	13,675
Surface operation from F1999.
** All-in costs: as from 2014 per the new World Gold Council Standard issued on 27 June 2013. Up to 2014, cash cost was the key metric.

AFR-224

Gold Fields Annual Financial Report including Governance Report	2021

	Damang mine – total managed
	Gold produced					Net earnings (before minorities)
	Tonnes treated	Yield g/tonne	Kilograms	’000 ounces	All-in costs** US$/oz	US$ million

Year to 30 June
2002# – 2005	17,279,000	1.8	30,994	996	n/a	76.1
2006	5,328,000	1.4	7,312	235	341	27.2
2007	5,269,000	1.1	5,843	188	473	16.0
2008	4,516,000	1.3	6,041	194	551	25.9
2009	4,991,000	1.2	6,233	200	660	9.0
2010	5,028,000	1.3	6,451	207	660	45.9
Six months to December 2010	2,491,000	1.5	3,637	117	636	39.4
Year to 31 December
2011	4,942,000	1.4	6,772	218	701	100.5
2012	4,416,000	1.2	5,174	166	918	36.3
2013	3,837,000	1.2	4,760	153	1,060	(118.3)
2014	4,044,000	1.4	5,527	178	1,175	3.4
2015	4,295,000	1.2	5,220	168	1,326	(89.3)
2016	4,268,000	1.1	4,594	148	1,254	(4.5)
2017	4,590,000	1.0	4,467	144	1,827	20.4
2018	4,205,000	1.3	5,630	181	1,506	(8.3)
2019	4,645,000	1.4	6,482	208	1,147	25.5
2020	4,798,000	1.4	6,936	223	1,035	45.2
2021	4,720,000	1.7	7,913	254	852	98.7
Total	93,662,000	1.4	129,986	4,178
# F2002 – For the five months ended 30 June, since acquisition.
** All-in costs: as from 2014 per the new World Gold Council Standard issued on 27 June 2013. Up to 2014, cash cost was the key metric.

AFR-225

Gold Fields Annual Financial Report including Governance Report	2021
Operating and Financial Information by Mine (unaudited) continued
for the year ended 31 December 2021

	Asanko mine# – 45%
	Gold produced					Net earnings (before minorities)
	Tonnes treated	Yield g/tonne	Kilograms	’000 ounces	All-in costs** US$/oz	US$ million

Year to 31 December
2018*	944,000	1.5	1,400	45	1,175	(1.1)
2019*	2,474,000	1.4	3,513	113	1,214	4.3
2020*	2,674,000	1.3	3,499	113	1,316	59.4
2021*	2,670,000	1.1	2,942	95	1,559	27.0
Total	8,762,000	1.3	11,354	366
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
AUSTRALIAN REGION

	St Ives mine
	Gold produced
	Tonnes treated	Yield g/tonne	Kilograms	’000 ounces	All-in costs** US$/oz	All-in costs** A$/oz

Year to 30 June
2002# – 2005	21,960,000	2.7	59,838	1,924	254	379
2006	6,690,000	2.3	15,440	496	339	453
2007	6,759,000	2.2	15,146	487	424	540
2008	7,233,000	1.8	12,992	418	582	649
2009	7,262,000	1.8	13,322	428	596	805
2010	6,819,000	1.9	13,097	421	710	806
Six months to December 2010	3,284,000	2.3	7,557	243	710	757
Year to 31 December
2011	6,745,000	2.1	14,449	465	901	873
2012	7,038,000	2.0	13,992	450	931	899
2013	4,763,000	2.6	12,525	403	833	861
2014	4,553,000	2.5	11,246	362	1,164	1,289
2015	3,867,000	3.0	11,566	372	969	1,287
2016	4,046,000	2.8	11,290	363	949	1,273
2017	4,198,000	2.7	11,319	364	916	1,198
2018	4,251,000	2.7	11,415	367	902	1,207
2019	4,466,000	2.6	11,527	371	963	1,385
2020	4,817,000	2.5	11,972	385	873	1,266
2021	4,088,000	3.0	12,224	393	1,040	1,385
Total	112,839,000	2.4	270,917	8,712
# F2002 – For the seven months ended 30 June, since acquisition.
** All-in costs: as from 2014 per the new World Gold Council Standard issued on 27 June 2013. Up to 2014, cash cost was the key metric.

AFR-226

Gold Fields Annual Financial Report including Governance Report	2021

	Agnew mine
	Gold produced
	Tonnes treated	Yield g/tonne	Kilograms	’000 ounces	All-in costs** US$/oz	All-in costs** A$/oz

Year to 30 June
2002# – 2005	4,299,000	4.6	19,911	640	236	357
2006	1,323,000	5.2	6,916	222	266	355
2007	1,323,000	5.0	6,605	212	295	377
2008	1,315,000	4.8	6,336	204	445	496
2009	1,066,000	5.6	5,974	192	401	541
2010	883,000	5.8	5,140	165	539	611
Six months to December 2010	417,000	5.9	2,477	80	621	662
Year to 31 December
2011	935,000	6.5	6,035	194	696	675
2012	943,000	5.8	5,494	177	827	799
2013	974,000	6.9	6,705	216	625	646
2014	1,246,000	6.8	8,419	271	990	1,096
2015	1,218,000	6.0	7,360	237	959	1,276
2016	1,176,000	6.1	7,134	229	971	1,301
2017	1,235,000	6.1	7,502	241	977	1,276
2018	1,178,000	6.3	7,434	239	1,026	1,374
2019	1,231,000	5.5	6,824	219	1,152	1,656
2020	1,357,000	5.3	7,257	233	1,053	1,528
2021	1,254,000	5.5	6,936	223	1,308	1,741
Total	23,373,000	5.6	130,459	4,194
# For the seven months ended 30 June, since acquisition.
** All-in costs: as from 2014 per the new World Gold Council Standard issued on 27 June 2013. Up to 2014, cash cost was the key metric.

	Granny Smith mine
	Gold produced
	Tonnes treated	Yield g/tonne	Kilograms	’000 ounces	All-in costs** US$/oz	All-in costs** A$/oz

Year to 31 December
2013 from October	330,000	5.9	1,935	62	786	812
2014	1,472,000	6.7	9,804	315	809	896
2015	1,451,000	6.5	9,365	301	764	1,017
2016	1,446,000	6.1	8,827	284	834	1,119
2017	1,726,000	5.2	9,030	290	896	1,171
2018	1,778,000	4.9	8,709	280	925	1,239
2019	1,753,000	4.9	8,547	275	922	1,325
2020	1,719,000	4.9	8,386	270	1,010	1,465
2021	1,662,000	5.2	8,684	279	1,161	1,545
Total	13,337,000	5.5	73,287	2,356
** All-in costs: as from 2014 per the new World Gold Council Standard issued on 27 June 2013. Up to 2014, cash cost was the key metric.

AFR-227

Gold Fields Annual Financial Report including Governance Report	2021
Operating and Financial Information by Mine (unaudited) continued
for the year ended 31 December 2021

	Gruyere mine# – 50%
	Gold produced
	Tonnes treated	Yield g/tonne	Kilograms	’000 ounces	All-in costs** US$/oz	All-in costs** A$/oz

Year to 31 December
2019	1,639,000	0.9	1,541	50	2,900	4,170
2020	4,054,000	1.0	4,016	129	931	1,350
2021	4,219,000	0.9	3,835	123	1,158	1,541
Total	9,912,000	0.9	9,392	302
# The Gruyere project was successfully completed during 2019, with first gold produced in June 2019. Commercial levels of production were achieved at the end of September 2019.
** All-in costs: as from 2014 per the new World Gold Council Standard issued on 27 June 2013. Up to 2014, cash cost was the key metric.

	Australia region
	Net earnings
	US$ million	AS$ million

Year to 30 June
2002# – 2005	181.2	296.2
2006	39.3	52.6
2007	41.5	52.8
2008	36.8	41.2
2009	69.8	94.3
2010	81.0	89.9
Six months to December 2010	60.9	64.9
Year to 31 December
2011	189.6	183.8
2012	88.9	85.8
2013	(138.9)	(143.6)
2014	94.5	104.7
2015	175.5	233.3
2016	219.5	294.4
2017	204.3	266.8
2018	190.2	254.5
2019	159.3	229.0
2020	381.2	553.4
2021	475.8	633.2
Total	2,550.4	3,387.2
# F2002 – For the seven months ended 30 June 2002, since acquisition.

AFR-228

Gold Fields Annual Financial Report including Governance Report	2021

SOUTH AMERICAN REGION

	Cerro Corona mine – total managed
	Gold produced*
	Tonnes treated	Yield g/tonne	Kilograms	’000 ounces	All-in costs** US$/eq oz	Net earnings (before minorities) US$ million

Year to 30 June
2009#	4,547,000	1.5	6,822	219	369	25.4
2010	6,141,000	2.0	12,243	394	348	90.8
Six months to December 2010	3,102,000	2.0	6,206	200	395	93.3
Year to 31 December
2011	6,593,000	1.8	11,915	383	437	208.5
2012	6,513,000	1.6	10,641	342	492	217.6
2013	6,571,000	1.5	9,851	317	491	80.5
2014	6,797,000	1.5	10,156	327	702	66.5
2015	6,710,000	1.4	9,196	296	777	(93.4)
2016	6,977,000	1.2	8,405	270	762	(73.1)
2017	6,796,000	1.4	9,540	307	673	97.4
2018	6,644,000	1.5	9,767	314	699	42.6
2019	6,718,000	1.4	9,104	293	810	83.1
2020	6,796,000	0.9	6,442	207	1,119	53.9
2021	6,817,000	1.1	7,723	248	1,040	54.8
Total	87,722,000	1.5	128,011	4,117
# Transition from project to operation from September 2008.
* Cerro Corona is a gold and copper mine. As such, gold produced and all-in costs are based on gold equivalent ounces.
** All-in costs: as from 2014 per the new World Gold Council Standard issued on 27 June 2013. Up to 2014, cash cost was the key metric.

AFR-229

Gold Fields Annual Financial Report including Governance Report	2021
Shareholders’ Information

Register date: 31 December 2021
Issued Share Capital: 887,717,348 shares

	No. of shareholders	%	No. of shares	%

SHAREHOLDER SPREAD
1 – 1000 shares	14,676	83.31%	1,709,156	0.19%
1001 – 10 000 shares	1,490	8.46%	5,033,465	0.57%
10 001 – 100 000 shares	979	5.56%	36,630,172	4.13%
100 001 – 1 000 000 shares	384	2.18%	111,379,793	12.55%
Over 1 000 000 shares	88	0.50%	732,964,762	82.57%
Total	17,617	100.00%	887,717,348	100.00%

DISTRIBUTION OF SHAREHOLDERS
American Depositary Receipts	1	0.01%	264,244,554	39.91
Banks	220	1.25%	165,627,184	21.61
Brokers	89	0.51%	60,431,966	5.90
Close Corporations	79	0.45%	70,801	0.01
Control Account	1	0.01%	882,122	0.10
Endowment Funds	59	0.33%	1,871,872	0.08
Individuals	15,069	85.54%	11,456,057	0.86
Insurance Companies	34	0.19%	12,710,944	1.50
Investment Companies	11	0.06%	8,363,085	0.97
Medical Aid Schemes	35	0.20%	918,424	0.03
Mutual Funds	852	4.84%	182,606,172	11.79
Nominees and Trusts	374	2.12%	30,136,380	3.04
Other Corporations	37	0.21%	899,871	0.05
Own Holdings	2	0.01%	116,515	0.32
Pension Funds	567	3.22%	131,541,654	12.21
Private Companies	179	1.02%	2,264,513	0.09
Public Companies	7	0.04%	49,840	0.01
Share Trust	1	0.01%	13,525,394	1.53
Total	17,617	100.00%	887,717,348	100.00

PUBLIC/NON-PUBLIC SHAREHOLDERS
Non – Public Shareholders	5	0.03%	13,857,469	1.55%
Directors of the company[1]	2	0.01%	215,560	0.02%
Share Trust	1	0.01%	13,525,394	1.52%
Own Holdings	2	0.01%	116,515	0.01%
Public Shareholders	17,612	99.97%	873,859,879	98.45%
Total	17,617	100.00%	887,717,348	100.00%
1 A breakdown of the directors' and prescribed officers' shareholding is provided on page 21 of this report.

AFR-230

Gold Fields Annual Financial Report including Governance Report	2021

Beneficial shareholders holding of 3% or more	Number of shares	%

Public Investment Corporation (Government Employees Pension Fund)	99,427,697	11.20%
VanEck Vectors Gold Miners ETF	39,247,481	4.42%
Total	138,675,178	15.62%

Fund managers holding of 3% or more	Number of shares	%

BlackRock Inc	84,041,317	9.47%
Public Investment Corporation	79,866,406	9.00%
VanEck Global	44,474,235	5.01%
Coronation Fund Managers	34,041,225	3.83%
The Vanguard Group, Inc	32,677,242	3.68%
Schroders	29,459,801	3.32%
Total	304,560,226	34.31%

Foreign custodian holding of 3% or more	Number of shares	%

State Street Bank And Trust	90,279,804	10.17%
JPMorgan Chase Bank, National Association	65,953,578	7.43%
Citibank NA London	52,399,355	5.90%
The Bank of New York Mellon	43,047,015	4.85%
Total	251,679,752	28.35%

AFR-231

Gold Fields Annual Financial Report including Governance Report	2021
Glossary of Terms

ABET	Adult Basic Education and Training
AISC	All-in sustaining costs. AISC comprises on-site mining costs (on a sales basis); on-site general and administrative costs; royalties and production taxes; realised gains/losses on hedges due to operating costs; community costs related to current operations; permitting costs related to current operations; third-party smelting, refining and transport costs; non-cash remuneration (site-based); stock-piles/product inventory write-down; operational stripping costs; by-product credits; corporate general and administrative costs (including share-based remuneration); reclamation and remediation – accretion and amortisation (operating sites); exploration and study costs (sustaining); and capital exploration (sustaining)
AIC	All-in costs. AIC is AISC plus community costs not related to current operations; community costs not related to current operations; reclamation and remediation costs not related to current operations; exploration and study costs (non-sustaining); capital exploration (non-sustaining); capitalised stripping & underground mine development (non-sustaining); and capital expenditure (non-sustaining)
AS/NZ 4801	Australian occupational health and safety management standards
Backfill	Material generally sourced from processing plant mine residues and utilised for the filling of mined voids, to ensure long-term stability of excavations and minimise the effects of seismic activity
BEE	Black Economic Empowerment. BEE seeks to ensure that black persons within South Africa gain a significant degree of control in the economy through the possession of equity stakes and the holding of management positions within an institution
Blasthole	The hole into which a blasting charge is inserted in order to blast loose a quantity of rock
Borehole or drill hole	Hole bored or drilled in rock, usually to obtain representative samples (see diamond drill)
Box-hole	A cross raise, normally from the access cross-cut to the reef horizon, for the purpose of drawing broken rock and ore from the reef horizon into a conveyance in the cross-cut
Bulk mining	Any large-scale, mechanised method of mining involving many thousands of tonnes of ore being blasted or caved and transported to a processing plant
BVQI	Bureau Veritas Quality International is a leading global and independent certification body that audits and certifies whether company systems meet the requirements of ISO standards
Carbon-in-leach (“CIL”)	The recovery process in which gold is leached from gold-bearing ore pulp by cyanide and simultaneously adsorbed onto activated carbon granules in the same tanks. The loaded carbon is then separated from the pulp for subsequent gold removal by elution.
Capital expenditure (or capex)	Specific project or ongoing expenditure for replacement or additional equipment, materials or infrastructure
Carbon-in-pulp (“CIP”)	The recovery process in which gold is first leached to close to maximum extent from gold-bearing ore pulp by cyanide and then adsorbed onto activated carbon granules in separate and subsequent tanks. The loaded carbon is then separated from the pulp for subsequent gold removal by elution
Channel	Historic water course into which sediments consisting of gravel and sand are/have been deposited

AFR-232

Gold Fields Annual Financial Report including Governance Report	2021

Collective Bargaining Agreement	Collective Bargaining Agreement means a written agreement concerning terms and conditions of employment or any other matter of mutual interest concluded by a trade union(s) and the Company
Comminution	The term used to describe the process by which ore is reduced in size in order to liberate the desired mineral from the gangue material in preparation for further processing
Co-morbidity	Medical term for diseases that commonly co-exist, which increase the risk of morbidity
Concentrate	A metal-rich product resulting from a mineral enrichment process such as gravity concentration or flotation, in which most of the desired mineral has been separated from the waste material in the ore
Conglomerate	Sedimentary rocks comprising eroded subangular to rounded pebbles within a finer-grained matrix
Cross-cut	A horizontal underground drive developed perpendicular to the strike direction of the stratigraphy and reef
Cut-off grade	The lowest grade of mineralised ore, which determines whether or not it is economic to mine and send to the processing plant
Decline	An excavation from surface or subsurface, in the form of a tunnel, which is developed downwards
Depletion	The decrease in quantity of ore, in a deposit or property resulting from extraction or mining
Development	Is any tunnelling operation that is developed for either exploration, exploitation or both
Diamond drill	A rotary type of rock drill that cuts a core of rock by diamond bits and is recovered in long cylindrical sections
Dilution	Waste or material below the cut-off grade that contaminates the ore during the course of mining operations and thereby reduces the average grade mined
Dip	Angle of inclination (of a geological feature/rock) from the horizontal
Dyke	Tabular, vertical or near vertical body of igneous rock formed by the intrusion of magma generally into planar structural zones of weakness
Elution	The chemical process of desorbing gold from activated carbon
Facies	The characteristics of a rock unit defined by its composition, lithology, physical properties and geochemical parameters, usually reflecting the conditions of its origin
Fatality rate	Number of deaths normally expressed as a ratio per million man-hours worked
Fault	The surface or plane of a fracture along which movement has occurred
Feasibility study	A comprehensive design and costing study of the selected option for the development of a mineral project in which appropriate assessments have been made of realistically assumed geological, mining, metallurgical, economic, marketing, legal, environmental, social, governmental, engineering, operational and all other modifying factors, which are considered in sufficient detail to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable) and the factors reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The overall confidence of the study should be stated

AFR-233

Gold Fields Annual Financial Report including Governance Report	2021

Filtration	Process of separating usually valuable solid material from a liquid
Flotation	The process by which the surface chemistry of the desired mineral particles is chemically modified such that they preferentially attach themselves to bubbles and float to the surface of the pulp in specially designed aerated and agitated vessels. The gangue or waste minerals may be chemically depressed to not float, thus allowing the valuable minerals to be concentrated and separated from the undesired material
Footwall	The underlying side of an ore body or stope
Free cash flow margin	The free cash flow (“FCF”) margin is revenue less cash outflow divided by revenue expressed as a percentage
Gold equivalent	A quantity of metal (such as copper) converted to an amount of gold in ounces, based on accepted gold and other metal prices, i.e. the accepted total value of the metal based on its weight and value thereof divided by the accepted value of one troy ounce of gold
Grade	The quantity of gold or other metal contained within a unit weight of one metric tonne, generally expressed in grams per metric tonne (“g/t”) or percent metal per metric tonne (%)
Hanging wall	The overlying side of an ore body or slope
Haulage	A horizontal underground excavation which is used to transport mined ore
Head grade	The grade of the material delivered to the processing facility (such as heap leach pad, mill, etc.) The Mineral Reserve declaration is for material as delivered to the processing facility
Hedging	Taking a buy or sell position in futures market opposite to a position held in the cash/spot market to minimise the risk of financial loss from an adverse price change
Hydrothermal	Process of injection of hot, aqueous, generally mineral-rich solutions into existing rocks or geological features
ICVCT	Informed Consented Voluntary Counselling and Testing
Indicated Mineral Resources	That part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed
Inferred Mineral Resource	That part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill-holes which may be limited or of uncertain quality and reliability
ISO 14000	International standards for organisations to implement sound environmental management systems
Lock-up gold	Gold trapped as a temporary inventory within a processing plant, or sections thereof, typically milling circuits
LTIFR	Lost-Time Injury Frequency Rate, expressed in million man-hours worked

AFR-234

Gold Fields Annual Financial Report including Governance Report	2021

Measured Mineral Resource	That part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and grade continuity
Milling	A general term used to describe the material size reduction process in which crushed ore is ground in a rotating grinding mill, using some form of grinding media (e.g. steel balls) prior to being subjected to physical or chemical treatment to extract the valuable metals to a concentrate or finished product
Mine Health and Safety Act (“MHSA”)	The South African Mine Health and Safety Act, No 29 of 1996
Mineralised	Rock in which minerals have been naturally introduced
Mineral Reserve	A ‘‘Mineral Reserve’’ is the economically mineable material derived from a Measured or Indicated Mineral Resource or both. It includes diluting and contaminating materials and allows for losses that are expected to occur when the material is mined. Appropriate assessments to a minimum of a pre-feasibility study for a project and a life-of-mine plan for an operation must have been completed, including consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors (the modifying factors). Such modifying factors must be disclosed
Mineral Resource	A ‘Mineral Resource’ is a concentration or occurrence of material of economic interest in or on the earth’s crust in such form, quality and quantity that there are reasonable and realistic prospects for eventual economic extraction. The location, quantity, grade, continuity and other geological characteristics of a Mineral Resource are known, or estimated from specific geological evidence, sampling and knowledge interpreted from an appropriately constrained and portrayed geological model. Mineral Resources are subdivided, and must be so reported, in order of increasing confidence in respect of geoscientific evidence, into Inferred, Indicated or Measured categories
Mining Face	The end of a development end, drift, cross-cut or stope at which work is taking place
Net cash flow	Cash flow from operating activities less net capital expenditure and environmental payments
Normal fault	Fault in which the hanging wall moves downward relative to the footwall, under extensional tectonic conditions
Nugget effect	A measure of the randomness of the grade distribution within a mineralised zone
NUM	National Union of Mine Workers
OHSAS	Management system standards, developed in order to facilitate the integration of quality and occupational health and safety management systems by organisations
Payshoot	Linear to sublinear zone within a reef for which gold grades or accumulations are predominantly above the cut-off grade
Pillar	Rock left behind to help support the excavations in an underground mine

AFR-235

Gold Fields Annual Financial Report including Governance Report	2021

Pre-Feasibility Study	A preliminary design and costing study of the short-listed preferred mining and processing option(s) for the development of a mineral project in which appropriate assessments have been made of realistically assumed geological, mining, metallurgical, economic, marketing, legal, environmental, social, governmental, engineering, operational and all other modifying factors, which are considered in sufficient detail to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable) and the determined assumptions and parameters reasonably serve as the basis for potential declaration of Mineral Reserves
Probable Mineral Reserve	The economically mineable material derived from a Measured and/or Indicated Mineral Resource. It is estimated with a lower level of confidence than a Proved Mineral Reserve. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, to a minimum of a Pre-feasibility Study (PFS) for a project, have typically been carried out, including consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified
Project capital	Capital expenditure that is associated with specific projects
Proved Mineral Reserve	The economically mineable material derived from a Measured Mineral Resource. It is estimated with a high level of confidence. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, to a minimum of a Pre-Feasibility Study (PFS) for a project, have been typically carried out, including consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified
Reef	A general term for metalliferous mineral deposit (gold) within a geological zone or unit
Remuneration Report	The term Executive Directors refers to the CEO and the CFO, who are members of the Board of Gold Fields Limited
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
MSR – Minimum Shareholding Requirements STI – Short Term Incentive Plan
RemCo – Remuneration Committee BSC – Balance Scorecard
GRP – Gross Remuneration Package BRP – Base Rate of Pay
MSR – Minimum Shareholding Requirement RexCo – Regional Executive Committee EVP – Executive Vice President
ROE – Rate of exchange CEO – Chief Executive Officer CFO – Chief Financial Officer
TSR – Absolute and Relative Total Shareholder Return FCFM – Free Cash-Flow Margin
ExCo – Executive Committee NED – Non-Executive Director
SADC	Southern African Development Community
SAMREC Code	The South African code for the Reporting of Exploration results, Mineral Resources and Mineral Reserves (the SAMREC Code) 2016 Edition

AFR-236

Gold Fields Annual Financial Report including Governance Report	2021

Seismic	Earthquake or earth vibration including from sources occurring naturally and artificially induced by mining operations
Shaft	An opening cut downwards from the surface for transporting personnel, equipment, supplies, ore and waste
Shear	A deformation resulting from stresses that cause contiguous parts of a body of rock to slide relative to each other in a direction parallel to their plane of contact
Stope	The working area from which ore is extracted in an underground mine
Stripping	The process of removing overburden or waste rock to expose ore
Stripping ratio	The ratio of waste tonnes to ore tonnes mined, calculated as total tonnes mined less ore tonnes mined, divided by ore tonnes mined
Stratigraphy	The science of rock strata, including arrangement according to geographical location lithological composition, geophysical and geochemical and chronological order of sequence
Strike	Direction or trend of geological structures such as bedding or fault planes defined by the intersection with the horizontal plane and is always perpendicular to the dip direction
Subvertical shaft	An opening cut below the surface downwards from an established surface shaft
Surface sources	Ore sources, usually dumps, tailings dams and stockpiles, located at the surface
TEBA	The Employment Bureau of Africa
Tertiary shaft	An opening cut below the surface downwards from an established subvertical shaft
Trade union	An association of employees whose principal purpose is to regulate relations between employees and the Company, which has been registered; whose officials have been elected to represent the interests of employees within the workplace; and which is recognised for collective bargaining by the Company
Abbreviations and units
ABET	Adult Basic Education and Training
ADS	American Depository Shares
AIDS	Acquired Immune Deficiency Syndrome
ARC	Assessment and Rehabilitation Centres
ART	Antiretroviral therapy
A$	Australian Dollar
CBO	Community-based organisation
CIL	Carbon-in-leach
CIP	Carbon-in-pulp

AFR-237

Gold Fields Annual Financial Report including Governance Report	2021

CIS	Carbon-in-solution
CN	Cyanide
DCF	Discounted cash flow
ETF	Exchange-traded fund
GFHS	Gold Fields Health Service
GFLC	Gold Fields La Cima
GRI	Global Reporting Initiative
HBC	Home-based care
HDSA	Historically disadvantaged South African
HIV	Human immunodeficiency virus
LoM plan	Life-of-mine plan
LTIFR	Lost-Time Injury Frequency Rate, quoted in million man-hours
MCF	Mine Call Factor
NGO	Non-governmental organisation
NUM	National Union of Mineworkers
NYSE	New York Stock Exchange
OHC	Occupational Health Centre
OT	Occupational therapy
PFS	Pre-Feasibility Study
PHC	Primary health clinic
PPI	Producer price index
SABC	SAG Milling (with pebble crushing) followed by Ball Milling (with hydrocyclones)
SAG	Semi-Autogenous Grinding
SAMREC	South African code for Reporting of Exploration Results, Mineral Resources and Mineral Reserves
SEC	United States Securities Exchange Commission
STI	Sexually transmitted infection
TB	Tuberculosis

AFR-238

Gold Fields Annual Financial Report including Governance Report	2021

TEC	Total employees costed
UASA	United Association of South Africa (a labour organisation)
VCT	Voluntary counselling and testing (for HIV)
WAD CN	Weak acid dissociable cyanide
cm	centimetre
cm.g/t	gold accumulation
g	gram
g/t	grams per metric tonne – gold or silver grade
ha	hectare
kg	kilogram
km	kilometre
koz	thousand ounces
kt	thousand metric tonnes
ktpa	thousand metric tonnes per annum
ktpm	thousand metric tonnes per month
m2	square metre
Moz	million ounces
oz	fine troy ounce equalling 31.10348 grams
R	South African Rand
R/kg	South African Rand per kilogram
Rm	million South African Rand
R/t	South African Rand per metric tonne
t	metric tonne
US$	United States Dollar
US$m	million United States Dollar
US$/oz	United States Dollar per ounce

AFR-239

Gold Fields Annual Financial Report including Governance Report	2021
Glossary of Terms – Sustainable Development

SUSTAINABLE DEVELOPMENT
•United Nations Global Compact – is a United Nations initiative to encourage businesses worldwide to adopt sustainable and socially responsible policies, and to report on their implementation. The Global Compact is a principle-based framework for businesses, stating 10 principles in the areas of human rights, labour, the environment and anti-corruption. www.unglobalcompact.org
•Global Reporting Initiative (“GRI”) – produces one of the world’s most prevalent standards for sustainability reporting. www.globalreporting.org
•International Council on Mining and Metals (“ICMM”) – CEO-led organisation of mining companies that seeks to continually entrench best practice with regard to sustainable development and to provide a platform for member companies to share experiences. www.icmm.com
•Dow Jones Sustainability Indices (“DJSI”) – are a family of benchmarks for investors who have recognised that sustainable business practices are critical to generating long-term shareholder value and who wish to reflect their sustainability convictions in their investment portfolios. www.robecosam.com/csa/indices/djsi-index-family.html
•Johannesburg Stock Exchange (“JSE”) – was formed in 1887. It offers five financial markets: Equities, Bonds, Financial, Commodity and Interest Rate Derivatives. web.jse.co.za
HEALTH, SAFETY AND WELLBEING
•Total Recordable Injury Frequency Rate (“TRIFR”) TRIFR = (Fatalities + Lost Time Injuries + Restricted Work Injuries + Medically Treated Injuries) x 1,000,000/number of hours worked.
•A Lost Time Injury (“LTI”) is a work-related injury resulting in the employee or contractor being unable to attend work for a period of one or more days after the day of the injury. The employee or contractor is unable to perform any of his/her duties.
•A Restricted Work Injury (“RWI”) is a work-related injury sustained by an employee or contractor which requires medical treatment and results in the employee or contractor being unable to perform one or more of their routine functions for a full working day, from the day after the injury occurred. The employee or contractor can still perform some of his/her duties.
•A Medically Treated Injury (“MTI”) is a work-related injury sustained by an employee or contractor which does not incapacitate that employee and who, after having received medical treatment, is deemed fit to immediately resume his/her normal duties on the next calendar day, immediately following the treatment or re-treatment.
•A Serious Injury is an injury that incurs 14 or more days lost and results in:
–A fracture of any bone (excluding hairline fractures and fractures of fingers, toes or nose);
–Internal haemorrhage;
–Head trauma (including concussion, loss of consciousness) requiring hospitalisation;
–Loss of all or part of a limb (excluding bone dressing to facilitate medical treatment of injured fingers and toes);
–Permanent loss of function and/or permanent disability such as hearing loss or damage to lung function;
–Permanent disfigurement where the injury has resulted in the appearance of a person being deeply and persistently harmed medically and that is likely to lead to psychosocial problems
•A Serious Potential Incident (“SPI”) is any workplace related incident that has the potential for the maximum credible outcome to result in:
–a Fatality, or
–is Reportable to the Regulator, or
–is a Serious Injury, or
–a Chronic Illness.
•Duration Rate is the average days lost per LTI. Duration Rate = Days Lost / Number of Lost Time Injuries.
•Severity Rate is a measure of the severity of LTIs. Severity Rate = (Days lost to LTIs) * 1,000,000/hours worked
•Safety Engagement Rate (“SER”) is the number of safety engagements per 1,000 hours worked. Safety engagements are defined by each region and include defined safety conversations between a leader and a worker or a group of workers in the workplace and observation and testing in the field of a system or process designed to prevent fatalities.
•OHSAS 18001 is an international voluntary standard for occupational health and safety management systems. As with other standards, it is based on the identification and control of risks and monitoring of business performance against these.
•ISO 45001 is an international standard for occupational health and safety management systems. It is replacing OHSAS 18001 over the period 2018-2021.
•Noise-Induced Hearing Loss (“NIHL”) is a disorder that results from exposure to high-intensity sound, especially over a long period of time.

AFR-240

Gold Fields Annual Financial Report including Governance Report	2021

•Diesel particulate matter (“DPM”) is a complex mixture of solids and liquids. The particles in diesel exhaust are of special concern because, due to their respirable size, they can penetrate deep into human lungs. The composition of DPM includes many species that are known for their adverse health effects, including several carcinogens. There is no global consensus on diesel particulate exposure regulations.
•Silicosis is a form of occupational lung disease caused by inhalation of crystalline silica dust, and is marked by inflammation and scarring in the form of nodular lesions in the upper lobes of the lungs.
•Chronic Obstructive Airway Disease (“COAD”) refers to chronic bronchitis and emphysema, a pair of commonly co-existing diseases of the lungs in which the airways become narrowed.
•Highly active antiretroviral therapy (“HAART”) – Treatment of people infected with HIV, to suppress the growth of HIV, the retrovirus responsible for AIDS. The standard treatment consists of a combination of at least three drugs.
ENVIRONMENT
•ISO 14001 is an international voluntary standard for environmental management systems. This is one standard in the ISO 14000 series of international standards on environmental management.
•ISO 50001 is an international standard for energy management systems.
•Environmental incidents – these are incidents that are classified in accordance with a system designed by Gold Fields (based on the GRI definition) that classifies the incident based on its severity. Incidents are classified as follows:
–Not classified – Incidents below the level 1 classification threshold and with no environmental impact: No classification or administrative action required, but it can be logged.
–Level 1 environmental incident – Incident that involves minor non-conformance that results in minimal or no environmental impact.
–Level 2 environmental incident – Incident that involves minor non-conformance that results in short-term, limited and non-ongoing adverse environmental impacts.
–Level 3 environmental incident – Incident that results in limited non-conformance or non-compliance. The non-compliance results in ongoing (as per the timeframes defined in Gold Fields Guidelines), but limited environmental impact.
–Level 4 environmental incident – Incident resulting in significant non-conformance or non-compliance with significant short-term or medium-term environmental impact. Such events are likely to be operation-threatening in isolation and cumulatively (i.e. if the incidents are repeated) is very likely to threaten a licence to operate or social licence to operate. In addition, such incidents also have the potential to cause reputational damage.
–Level 5 environmental incident – Incident that results in major non-conformance or non-compliance. The non-compliance or non-conformance results in either catastrophic short-term impact or medium to long-term environmental impact. Company or operation threatening implications and potential major damage to the Company’s reputation are almost inevitable.
WATER MANAGEMENT
•Water withdrawal: The sum of all water drawn into Gold Fields’ operations from all sources for any use/impact.
•Recycled water: Processing used water/waste water through the same or another cycle at the same facility. The water/ waste water is treated before being recycled and reused.
•Reused water: Water/waste water that is reused without treatment at the same facility or at another of Gold Fields’ operations.
•Percentage of water recycled or reused: Water recycled/reused/total water used in process 5 x 100.
•Total water used in process: Water withdrawal + water recycled/reused.
•Acid mine drainage (“AMD”) or acid rock drainage (“ARD”), collectively called acid drainage (“AD”) is formed when certain sulphide minerals in rocks are exposed to oxidising conditions, such as the presence of oxygen, combined with water. AD can occur under natural conditions or as a result of the sulphide minerals that are exposed to oxidation during mining or during storage in waste rock dumps, ore stockpiles or tailings dams. The acidic water that forms usually contains iron and other metals if they are contained in the host rock.

AFR-241

Gold Fields Annual Financial Report including Governance Report	2021
Glossary of Terms – Sustainable Development continued

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

AFR-242

Gold Fields Annual Financial Report including Governance Report	2021
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
Transfer secretaries
South Africa
Computershare Investor Services (Proprietary) Limited
Rosebank Towers
15 Biermann Avenue
Rosebank
Johannesburg
2196
Private Bag X9000
Saxonwold
2132
Tel: +27 11 370 5000
Fax: +27 11 688 5248

United Kingdom
Link Asset Services
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel: 0871 664 0300

If you are outside the United Kingdom please call
(0) 371 664 0300.

Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. Business is open between 09:00 – 17:30, Monday to Friday excluding public holidays in England and Wales.
email: shareholderenquiries@linkgroup.co.uk

Listings
JSE/NYSE/GFI

Directors: CA Carolus (Chair), CI Griffith** (Chief Executive Officer), PA Schmidt** (Chief Financial Officer), A Andani#, P J Bacchus*, TP Goodlace, JE McGill^, SP Reid^, PG Sibiya, YGH Suleman.

ˆ Australian * British # Ghanaian ** Executive Director
www.goldfields.com

AFR-243

Gold Fields Climate Change Report 2021 2CCR Mines: Tarkwa and Damang 776koz managed gold production 5.69PJ energy consumption 7.32GJ/oz energy intensity 0% renewable electricity 603kt CO2e GHG (scope 1 – 2) emissions 172kt CO2e emissions abated 0.78t CO2e/oz emissions intensity 3.4GL freshwater withdrawal 88% water recycled/reused WEST AFRICA REGION Mines: South Deep 293koz managed gold production 1.78PJ energy consumption 6.09GJ/oz energy intensity 0% renewable electricity 502kt CO2e GHG (scope 1 – 2) emissions 42.6kt CO2e emissions abated 1.71t CO2e/oz emissions intensity 1.6GL freshwater withdrawal 80% water recycled/reused SOUTH AFRICA REGION Mines: St Ives, Granny Smith, Agnew and Gruyere (JV) 1.14Moz managed gold production 5.21PJ energy consumption 4.56GJ/oz energy intensity 10% renewable electricity 531kt CO2e GHG (scope 1 – 2) emissions 90.3kt CO2e emissions abated 0.46t CO2e/oz emissions intensity 0.7GL freshwater withdrawal 37% water recycled/reused AUSTRALIA REGION This is our fourth Climate Change report produced in alignment with the recommendations of the Financial Stability Board’s Task Force guidelines on Climate-related Financial Disclosures (TCFD). This report forms part of the 2021 Gold Fields suite of reports and specifically the 2021 Integrated Annual Report. Gold Fields formally started on its climate change, energy and water journey in 2016, but have reported on our climate change performance since 2010 when we first made an annual submission to the CDP. Since 2018 we have used the TCFD to report on our climate change and related performances, strategies, risk and opportunities. The TCFD provides companies with a best practice international framework against which to voluntarily report their climate-related information. The scope of our climate-related performance and data covers our eight managed mines (including 100% of Gruyere, but excludes our Asanko Gold JV, since it is a non-managed asset). We provide information about the progress made at our Salares Norte project, but do not include data from the project. Contents INTRODUCTION AND LEADERSHIP About this report 2 Climate change targets and highlights 3 Climate change leadership and advocacy 3 Chief Executive Officer's statement 4 SHSD Chairperson’s statement 4 Governance and management 5 Gold Fields’ climate-related policy statements and commitments 6 – 7 OUR NET-ZERO COMMITMENTS Our decarbonisation journey 8 Climate change and decarbonisation strategy 9 Renewable energy 10 Climate change risks and opportunities 11 Unpacking transitionary risks 12 PERFORMANCE AND PROGRESS Energy and carbon management 13 Water stewardship 14 Tailings management 15 CLIMATE CHANGE RISK AND VULNERABILITY Chile 16 Peru 17 Australia 18 South Africa 19 Ghana 20 STATISTICS AND ASSURANCE Regional and Group energy and carbon performance 21 Gold Fields’ carbon footprint 22 TCFD Index 23 External assurance statement 24 Glossary, administration and corporate information 25 About this report GOLD FIELDS GROUP 2.34Moz attributable gold-eq production (2.46Moz managed gold-eq production) 13.9PJ energy consumption 5.66GJ/oz energy intensity 4.3% renewable electricity (excluding hydro) 1.71Mt CO2e GHG (Scope 1 – 2) emissions 306kt CO2e GHG emissions avoided 0.70t CO2e/oz emission intensity 9.44GL freshwater withdrawn 75% water recycled/ reused Our online IAR portal, which can be accessed at www.goldfields.com/integrated-annual-reports.php INTEGRATED ANNUAL REPORT Our primary report to stakeholders, detailing the Group’s value creation story over short, medium and long term. REPORT TO STAKEHOLDERS A high-level outline of our contributions to our key stakeholders, as well as recent developments impacting these relationships. GRI CONTENT INDEX The IAR is compiled to comply with the GRI Standards: Core option. The GRI Content Index also cross-references to the ICMM Principles, UNGC Principles, UN SDGs and the Sustainability Accounting Standards Board (SASB), since amalgamated under the Value Reporting Foundation. FOR MORE INFORMATION: Please consult the following reports Mines: Cerro Corona Project: Salares Norte 248koz managed gold production 1.23PJ energy consumption 4.94GJ/oz energy intensity 100% renewable electricity 79kt CO2e GHG (scope 1 – 2) emissions 1.21kt CO2e emissions abated 0.32t CO2e/oz emissions intensity 3.7GL freshwater withdrawal 84% water recycled/reused AMERICAS REGION COVER PHOTO The solar plant at our Granny Smith mine, Western Australia. The non-financial statistics in this report are contained in the sustainability performance data spreadsheets on our website at: www.goldfields.com/sustainability-data.php

Risk factors
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
Risk Factors Summary
There are four categories of risks which could have a material effect on Gold Fields. The following is an outline of the key risks within the four categories:
Risks related to Gold Fields’ operations and industry
•The impact from, and measures taken to address, the COVID-19 pandemic have, and may continue to, adversely affect Gold Fields’ people, and may impact its business continuity, operating results, cash flows and financial condition.
•Changes in the market price for gold, and to a lesser extent copper and silver, which in the past have fluctuated widely, affect the profitability of Gold Fields’ operations and the cash flows generated by those operations.
•Because gold is sold in U.S. dollars, while a significant portion of Gold Fields’ production costs are in Australian dollars, Rand and other non-U.S. dollar currencies, Gold Fields’ operating results and financial condition could be materially harmed by a material change in the value of these non-U.S. dollar currencies.
•Rising inflation, including as a result of Russia’s invasion of Ukraine, may have a material adverse effect on Gold Fields’ business, operating results and financial condition.
•Gold Fields has experienced, and may continue to experience, difficulties, operational delays, cost pressures and impact associated with the mine ramp-up post the organisational restructuring and supporting interventions at the South Deep operation in South Africa.
•To the extent that Gold Fields seeks to replace its annual Mineral Reserve and Resource depletion and grow its Reserve and Resource base to extend the life of operations through exploration and project development, it may experience challenges associated with its mining projects. Gold Fields’ Mineral Reserves are estimates based on a number of technical and economic assumptions, which, if proven inaccurate or changed, may require Gold Fields to lower its estimated Mineral Reserves.
•Gold Fields may experience unforeseen difficulties, delays or costs in implementing its business strategy and projects (particularly at Salares Norte), including any strategic projects, cost-cutting initiatives, divestments and other initiatives and any such strategy or project may not result in the anticipated benefits.
•Actual and potential supply chain shortages and increases in the prices of production inputs may have a material adverse effect on Gold Fields operations and profits.
•Power cost increases, unreliability of supply, power stoppages, fluctuations and usage constraints may adversely affect Gold Fields’ business, operating results and financial condition.
•Our high debt levels pose risks to our viability and may make us more vulnerable to adverse economic and competitive conditions, as well as other adverse developments.
•The continued status of South Africa’s credit rating as non-investment grade may have an adverse effect on Gold Fields’ ability to secure financing.
•Gold Fields may suffer material adverse consequences as a result of its reliance on outside contractors to conduct some of its operations.
Risks related to environmental, social and corporate governance
•Mining companies are increasingly expected to provide benefits to affected communities. Failure to comply with these requirements can result in legal suits, additional operational costs, investor divestment and impact our “social licence to operate”, which could adversely impact Gold Fields’ business, operating results and financial condition.
•Gold Fields’ operations are subject to extensive environmental, health and safety regulations, which could impose additional costs and compliance requirements and Gold Fields may face claims and liability for breaches, or alleged breaches, of such regulations and other applicable laws.
•Due to the nature of mining and the extensive environmental footprint of the operations, environmental and industrial accidents and pollution may result in operational disruptions such as stoppages which could result in increased production costs as well as financial and regulatory liabilities.
•Increasing regulation of environmental and sustainability matters such as greenhouse gas emissions and climate change issues may materially adversely affect Gold Fields’ operations.
•Gold Fields may not be able to meet its environmental, social and corporate governance targets.
•If Gold Fields loses senior management or is unable to hire and retain sufficient technically skilled employees or sufficient representation among Historically Disadvantaged Persons in management positions or sufficient gender diversity in senior management and Board level positions, its business may be materially adversely affected.
•Gold Fields may not be able to operate successfully if our employees are not able to perform their job in a safe and respectful work environment.
•Economic, political or social instability in the countries or regions where Gold Fields operates may have a material adverse effect on Gold Fields’ operations and profits.
•The failure of a tailings storage facility could negatively impact Gold Fields’ business, reputation and results of operations.
•Climate change may present physical risks to Gold Fields’ operations.

•Gold Fields’ tenements in Australia are subject to native title claims and include Aboriginal cultural heritage sites, which could impose significant costs and burdens. Compensation may be payable to native title holders in respect of Gold Fields’ Australian operations.
Legal, regulatory and compliance risks
•Gold Fields is subject to various regulatory costs, such as mining taxes and royalties, changes to which may have a material adverse effect on Gold Fields’ operations and profits.
•Gold Fields’ mineral rights are subject to legislation, which could impose significant costs and burdens and which impose certain ownership requirements, the interpretation of which is the subject of dispute.
•Political and regulatory developments and social unrest in Chile may have a material adverse effect on Gold Fields’ operations.
•An actual or alleged breach or breaches in governance processes, or fraud, bribery and corruption may lead to public and private censure, regulatory penalties, fines and/or sanctions and loss of licences or permits and may impact negatively upon our empowerment status and may damage Gold Fields’ reputation.
•Gold Fields’ financial flexibility could be materially constrained by South African exchange control regulations.
Risks related to our shares and ADSs
•Shareholders outside South Africa face risks related to participating in future issues of shares, enforcing judgments and currency exchange rate fluctuations.
•Gold Fields may not pay dividends in the future and any dividend payment may be subject to withholding tax.

Risk Factors
Risks related to Gold Fields’ operations and industry
The impact from, and measures taken to address, the COVID-19 pandemic have, and may continue to, adversely affect Gold Fields’ people, and may impact its business, operating results, cash flows and financial condition.
Gold Fields’ operations have been and may continue to be impacted by the COVID-19 pandemic. The continued spread of the COVID-19 pandemic has resulted, and could continue to result, in serious illness (including incapacity) and death, or the quarantine of Gold Fields’ employees and contractors. These effects have been exacerbated by employees and contractors working in close proximity to each other in underground and surface mines and living in close quarters, particularly at Gold Fields’ remote operations. In addition, certain underlying health conditions, including conditions which compromise the immune system have worsened the outcomes among the individuals infected with COVID-19. As of 13 March 2022, Gold Fields recorded 6,599 positive COVID-19 cases across its operations, which have resulted in 20 deaths to our employees and contractors. Employee or contractor absences, and constraints on our ability to hire qualified staff (either locally or from overseas) resulting from the COVID-19 pandemic has led to, and could result in further, labour shortages or instability, which resulted in disruptions to Gold Fields’ production (including potential temporary cessation) and increased operational costs. Although COVID-19 vaccines are being administered globally, including in the regions where we operate, it is difficult to determine how effective these vaccines will be in the long run, particularly in relation to new variants of COVID-19.
Actions taken by governments or regulators in response to the COVID-19 pandemic have impacted and may continue to have a further material impact, on our operations and lead to an increase in our costs. For example, many countries, including the countries where we operate, have imposed strict travel-related measures such as travel restrictions and have introduced border closures, lockdowns, bans on public gatherings, curfews and business shutdowns following the global spread of the COVID-19 pandemic. Rapidly changing government requirements and the varying approaches adopted by different governments can also disrupt our operations. For example, in Australia, the domestic state borders remained closed to some or all states, and the international border remained closed, throughout 2021, preventing access to a wider pool of employed and contract labour.
Our operational costs have increased as a result of the wide-ranging protective measures which we have adopted across our operations, including, among others, screening, testing and contact tracing of our employees, closing our offices, increased spending on infrastructure investment (such as camp expansions and hospital upgrades), and increased sanitation. Furthermore, the adoption of other measures, such as our strict adherence to all government regulations and protocols, the imposition of travel restrictions, establishing a COVID-19 crisis management committee, launching a COVID-19 information portal, working in small work groups to contain infections, mandating social distancing, required mask wearing and vaccination drives, has interfered with our operations, resulting in time delays, and has altered the way our management and employees perform their activities. If further measures are required, this may result in additional costs incurred or interference with management’s and/or employees’ productivity.
The continuation of existing measures, the delayed rollout and effectiveness of vaccination programmes or the introduction of additional restrictions or any other measures, could result in the inability of Gold Fields’ suppliers to deliver components or raw materials on a timely basis and may limit or prevent Gold Fields’ management and employees and other important third parties from traveling to, or visiting, Gold Fields’ operations. Further, any lockdowns or mandatory business shutdowns could result in further suspensions of Gold Fields’ operations, similar to the suspensions described above, and could bring its business to a standstill. Gold Fields’ property and business interruption insurance and liability may not cover or be sufficient to fully cover any of Gold Fields’ losses resulting from public health emergencies and other events that could disrupt our operations, such as COVID-19. See “—Fluctuations in insurance cost and availability could adversely affect Gold Fields’ operating results and its insurance coverage may not adequately satisfy all potential claims in the future”.
Further, the COVID-19 pandemic has led to increased unemployment and poverty rates in many of the communities where our mines are located. This may result in heightened social tensions and economic and welfare demands as communities look to the mining industry for job creation opportunities and other resources and benefits. Similarly, governments may increase taxes, royalties and introduce other compensation methods applicable to mining companies in the future to assist with the rehabilitation of communities, which would result in increased operational costs. For example, in 2021 Ghana passed the COVID-19 Health Recovery Levy Act, which imposed a special levy on the supply of goods and services and imports to raise revenue to support its COVID-19 related expenditures.
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
Gold Fields’ revenues are primarily derived from the sale of gold that it produces. The Group’s policy is not to engage in long-term systemic gold price hedging, though hedges are sometimes undertaken to protect cash flows at times of significant expenditure, for specific debt servicing requirements and to safeguard the viability of higher cost operations. For example, during 2018, the Company undertook short-term hedging of the oil price, the copper price and the U.S. dollar and Australian dollar gold prices to protect cash-flow primarily due to the high levels of project capital expenditure incurred during 2018 and the volatility in commodity prices and exchange rates. The Company continued with the gold hedging policies in Australia, Ghana and South Africa during 2019, 2020 and 2021. Altogether, approximately 1 million oz of gold production were hedged in each of 2019, 2020 and 2021. There can be no assurance that the use of hedging techniques will always be to our benefit. Hedging instruments that protect against the market price volatility of commodities, for example, oil, may prevent us from realising the full benefit from subsequent decreases in market prices with respect to oil, which would cause us to record a mark-to-market loss, thus decreasing our profits. Similarly, gold hedging instruments may prevent us from realising the full benefit of subsequent increases in the gold price, which would cause us to record a mark-to-market loss, thereby decreasing our profits. The total realised gold hedging loss for 2021 was U.S.$31.4 million. Gold Fields’ net hedge liability as at 31 December 2021 was nil as all gold hedging instruments had matured. In addition, hedging contracts are subject to the risk that the other party may be unable or unwilling to perform its obligations under these contracts. Any significant non-performance could have a material adverse effect on our financial condition, results of operations and cash flows.
Where no hedges are in place, Gold Fields is exposed to changes in the gold price, which could lead to reduced revenue should the gold price decline. After falling 45% between September 2011 and December 2015, when it hit a low of U.S.$1,060 per ounce, the gold price has generally recovered, reaching U.S.$1,517 per ounce at the end of fiscal 2019 before experiencing a substantial increase, to U.S.$1,891 per ounce in fiscal 2020 following the outbreak of the COVID-19 pandemic. In fiscal 2021, the price of gold averaged U.S.$1,799 per ounce. As at 17 March 2022, it was U.S.$1,950 per ounce, as trading in the metal remains volatile amid global political, social, health-related (including the COVID-19 pandemic) and economic uncertainties, including the Russian invasion of Ukraine. See “Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements—Revenues”. The market price for gold has historically been volatile and is affected by numerous factors over which Gold Fields has no control, such as general supply and demand, speculative trading activity, political uncertainties and global economic drivers. The price of gold may decrease in the future in the event that the COVID-19 pandemic declines.
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
In Peru, copper accounts for a significant proportion of the revenues at Gold Fields’ Cerro Corona mine, although copper is not a major element of Gold Fields’ overall revenues. Over the period from 2011 to 2021, the price of copper has increased from an average price of U.S.$8,836 per tonne to an average price of U.S.$9,315 per tonne in 2021. Approximately 24,000 metric tonnes of copper were hedged in 2021. The total realised copper hedging loss for 2021 was U.S.$45.8 million. The copper hedge matured in December 2021. Gold Fields’ net hedge liability as at 31 December 2021 was nil. As at 17 March 2022, the price of copper was U.S.$10,166 per tonne. In addition, when Gold Fields’ Salares Norte project becomes operational, silver will be expected to contribute approximately 10% of the revenues at the Salares Norte project, despite silver not being expected to become a major contributor to Gold Fields’ overall revenues. Between 2011 and 2021, the price of silver has declined from an average of U.S.$35.32 per ounce to an average of U.S.$23.31 per ounce in 2021. As at 17 March 2022, the price of silver was U.S.$25.20 per ounce. A variety of factors have and may depress global copper and silver prices and a decline in copper and silver prices, which have also fluctuated widely, would adversely affect the revenues, profit and cash flows of the Cerro Corona mine and the Salares Norte project, respectively.
Because gold is sold in U.S. dollars, while a significant portion of Gold Fields’ production costs are in Australian dollars, Rand and other non-U.S. dollar currencies, Gold Fields’ operating results and financial condition could be materially harmed by a material change in the value of these non-U.S. dollar currencies.
Gold is sold throughout the world in U.S. dollars. Gold Fields’ costs of production are incurred principally in U.S. dollars, Australian dollars, Rand and other currencies. Recent volatility in the Rand (including appreciating in fiscal 2019, followed by weakening in the earlier part of fiscal 2020 and strengthening from mid-2020 to fiscal 2021) and the Australian dollar against the U.S. dollar (including depreciating in fiscal 2019, followed by a strengthening in fiscal 2020 and a slight weakening in fiscal 2021) made our reported costs in South Africa and Australia and results of operations less predictable than when exchange rates are more stable. As a result, any significant and sustained appreciation of any of these non-U.S. dollar currencies against the U.S. dollar may materially increase Gold Fields’ costs in U.S. dollar terms, which could materially adversely affect Gold Fields’ business, operating results and financial condition.
Rising inflation, including as a result of Russia’s invasion of Ukraine, may have a material adverse effect on Gold Fields’ business, operating results and financial condition.
Gold Fields business has been, and may continue to be, directly affected by volatile commodity costs and other inflationary pressures. Inflation began to increase significantly in the countries in which Gold Fields operates in the latter half of 2021, with inflation increases of 6.8% in Australia, 5.8% in Ghana, 3.1% in Peru, 10.4% in South Africa and 4.6% in Chile,

respectively. Inflation is expected to continue accelerating throughout 2022. Prolonged periods of inflation may impact Gold Fields’ profitability by negatively impacting its fixed costs and expenses, including raw material, transportation and labour costs. If these increased costs are not offset by an increase in gold prices, they could have a material adverse effect on Gold Fields’ business, operating results and financial condition.
Geopolitical risks and conflicts around the world could further disrupt supply chains and create additional inflationary pressures. Specifically, Russia’s invasion of Ukraine has led to sanctions, travel bans, and asset or financial freezes being levied by the United States, European Union and other countries against Russian entities and individuals, with additional sanctions being proposed. These sanctions and other measures have had a significant impact on commodity prices, including increased oil, gas, ammonia nitrate, copper, steel and gold prices. The oil price is a driver of a number of input costs for the Group, including diesel and transport costs, while gas prices have an impact on power costs, and other commodity prices drive direct mining and processing costs. These inflationary pressures could also cause interest rates and the cost of borrowing to increase and could have a material adverse effect on the financial markets and economic conditions throughout the world. The extent and duration of the invasion, sanctions and resulting market disruptions are impossible to predict. Any inflationary impacts or disruptions caused by the invasion or resulting sanctions may have a material adverse effect on Gold Fields’ business, operating results and financial condition, and may magnify the impact of other risks described in this annual report.
Gold Fields has experienced, and may continue to experience, difficulties, operational delays, cost pressures and impact associated with the mine ramp-up post the organisational restructuring and supporting interventions at the South Deep operation in South Africa.
South Deep has had a number of operational challenges since Gold Fields acquired it in 2006. The key challenge has been the difficulty in transitioning the mine from a conventional mining operation and mindset to a low grade, bulk, deep level mechanised mining operation. South Deep (which represented 64% of Gold Fields’ managed gold Mineral Reserves as at 31 December 2021) is a complex and unique mine, that has issues that need to be addressed in a holistic manner, which include:
•ensuring the health and safety of our people;
•a unique and complex mining method, including long hole stoping mining at between 2,500 and 3,000 metre depth with attendant challenging geotechnical and ground conditions requiring extensive support;
•maturing the management operating system and associated execution tactics to ensure the attainment of mining and production targets;
•a maturing equipment fleet requiring increased maintenance, as well as difficult operating conditions which affect equipment reliability;
•labour productivity;
•extensive and aging infrastructure and support services required to underpin mining activities, which require substantial management intervention; and
•alignment of output levels with the commensurate operating and overhead costs for the profile of a low grade, bulk mechanised mining operation.
In addition, structural inflation and, in particular, electricity tariffs in South Africa continue to cause operating costs to rise.
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
During late 2017 and 2018, South Deep completed its organisational restructuring plan, including the renegotiating and modernising of collective and other agreements between the company and organised labour. Despite the progress achieved with respect to Gold Fields’ relationship with organised labour at South Deep, the general nature of labour relations in South Africa is very volatile and there can be no guarantee that the current status will continue. This is particularly relevant as South Deep is currently dealing with an application for organisational rights from a rival union, and historically inter-union rivalry has been associated with an unstable work environment.
A key component of the organisational restructuring exercise was to build the leadership and managerial capacity and capability of our front-line and middle manager leaders and embed a top to bottom management operating system. As a result, the “Siyhapambili” programme was developed and implemented during 2019 and continued to be supported during 2020 and 2021. While we have seen improvement in 2020 and 2021 in the capability and performance of our front-line and middle management at South Deep, there can be no guarantee that this programme will lead to the expected improvements in operations or that these improvements will be sustained.
The organisational restructuring initiated in 2018 and aligned to delivering the seven-year ramp-up plan was further embedded in 2020 and 2021, incorporating a reduced workforce and mobile equipment levels in line with the overall mining activity which increased focus on core productivity and supported the cost improvements. Sustaining traction on the mine’s core strategic project themes, key performance indicators and enablers is integral to facilitating delivery on the production ramp-up over the next five years and delivering LoM steady state volumes and projected financial metrics.

Failure by South Deep to maintain focus on the issues noted above in an increasingly complex social-political landscape may result in the operation not achieving its expected production levels or the reduced unit costs contemplated by the organisational restructuring in a timely manner or at all. The actions taken by South Deep to address the above issues may not yield the expected results. In addition, further labour destabilisation, poor labour relations and low morale may have a negative impact on production levels and costs. Any of the above could have a material adverse effect on Gold Fields’ business, operating results and financial condition.
To the extent that Gold Fields seeks to replace its annual Mineral Reserve and Resource depletion and grow its Reserve and Resource base to extend the life of operations through exploration and project development, it may experience challenges associated with its mining projects.
In fiscal 2021, only three out of Gold Fields’ eight non-South African mines (excluding Salares Norte and the Asanko JV (as defined below)) reported higher Mineral Reserves after accounting for annual production depletion and all other influencing factors. The aggregated decrease in attributable Mineral Reserves was 2.9 Moz. of gold, mainly due to depletion and higher costs due to surging inflation. Furthermore, it is expected that fiscal 2022 will be the last full year of production at Damang, with production expected to decline thereafter.
In order to replace its Mineral Reserves and Resources at its international operations or expand its operations and Reserve and Resource base, Gold Fields expects to rely, in part, on discovery from exploration for gold, and other metals associated with gold, as well as its ability to develop mining projects. Exploration for gold and other metals associated with gold is speculative in nature, involves many risks, requires screening and testing multiple prospects and may be unsuccessful. In some locations such as Western Australia, the rights to explore nearby locations are held by other mining companies, and therefore, exploration may be significantly restricted, or not possible. In addition, the existence of cultural heritage sites may restrict or prevent access to certain areas, or require lengthy consultation and/or approval processes to be undertaken. Gold Fields’ exploration strategy is based on maintaining exploration momentum at relevant operations with appropriate annual funding which ensures programmes retain traction and that high potential targets are advanced timeously. To the extent that ore bodies are to be developed, it can take a number of years and substantial expenditures from the initial phases of drilling and discovery until production commences, during which time the economic feasibility of production may change. In addition, to the extent Gold Fields participates in the development or operation of a project through a joint venture or any other multi-party commercial structure, such as the Gruyere Gold Mine (Gruyere) in Western Australia in which Gold Fields holds a 50% interest (through Gold Fields’ subsidiary) or the Asanko JV in Ghana where Gold Fields holds a 45% attributable interest, there could be disagreements (including in relation to Mineral Reserves and Resources), technical, legal or otherwise, or divergent interests or goals among the parties, which could jeopardise the success of the project. There can be no assurances that Gold Fields will be able to replace its Reserves and Resources through exploration, project development or otherwise and, if Gold Fields is unable to replace its Reserves and Resources, this could erode future planned cash flow and have a material adverse effect on its business, operating results and financial condition.
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
In order to maintain or expand its operations and Reserve and Resource base, Gold Fields may seek to enter into joint ventures, enter into other business combination transactions or to make acquisitions of selected precious metal producing companies or assets. For example, in November 2016, Gold Fields entered into a 50:50 unincorporated joint venture with Gold Road Resources (Gold Road) for the development and operation of the Gruyere operation in Western Australia. See “—Additional Information on the Company—Summary Overview of Mining Operations—Australasia Operations—Gruyere”. In addition, in 2018, Gold Fields entered into a joint venture under which Gold Fields’ subsidiary acquired a 45% stake in Asanko Gold Ghana Limited (the Asanko JV), which holds a 100% interest in Asanko. Pursuant to the joint venture, Galiano Gold, Inc., formerly Asanko Gold Inc. (Galiano) holds a 45% interest in the Asanko JV and the Ghanaian government holds 10% of the Asanko JV as a free carried interest. See “—Additional Information on the Company—Summary Overview of Mining Operations—West Africa Operations—Asanko JV”. Any such acquisitions, combinations or joint ventures may change the scale of the Company’s business and operations and may expose it to new geographic, geological, political, social, strategic, operating, financial, legal, third party, counterparty, regulatory and contractual risks. Gold Fields could also be subject to termination and/or buy-out rights in the event that it breaches its joint venture contractual obligations. There can be no assurance that any acquisition, combination or joint venture will achieve the results intended, and, as such, could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

Gold Fields may experience unforeseen difficulties, delays or costs in implementing its business strategy and projects (particularly at Salares Norte), including any strategic projects, cost-cutting initiatives, divestments and other initiatives and any such strategy or project may not result in the anticipated benefits.
The ability to grow the business will depend on the successful implementation of Gold Fields’ existing and proposed strategic initiatives, the achievement of a 15% adjusted free cash flow margin at a gold price of U.S.$1,300 per ounce and the successful construction of the Salares Norte project. See “Integrated Annual Report—CEO’s Report”. The Salares Norte Project is exposed to all of the risks described in “—To the extent that Gold Fields seeks to replace its annual Mineral Reserve and Resource depletion and grow its Reserve and Resource base to extend the life of operations through exploration and project development, it may experience challenges associated with its mining projects”.
The successful implementation of the Company’s strategic initiatives depends upon many factors, including those outside its control. For example, the successful achievement of a 15% adjusted free cash flow margin at a gold price of U.S.$1,300 per ounce will depend on, among other things, prevailing market prices for input costs.
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
Gold Fields is in the process of implementing initiatives, which include its strategic restructuring, including the reduction of marginal mining, cost-efficiency initiatives, increased brownfield exploration, production planning and cost-cutting. Any future contribution of these measures to profitability will be influenced by the actual benefits and savings achieved and by Gold Fields’ ability to sustain these ongoing efforts. Strategic restructuring and cost-cutting initiatives may involve various risks, including, for example, labour unrest and operating licence withdrawal. The risk is elevated in South Africa and Ghana, given Gold Fields’ mining rights obligations. See “—Gold Fields’ mineral rights are subject to legislation, which could impose significant costs and burdens and which impose certain ownership requirements, the interpretation of which is the subject of dispute”.
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
As part of its strategy, Gold Fields has disposed of certain of its exploration and development assets. With respect to any further dispositions, Gold Fields may not be able to obtain prices that it expects for assets it seeks to dispose of or to complete the contemplated disposals in the timeframe contemplated or at all.
Any of the above could have a negative impact on Gold Fields’ business, operating results and financial condition.
Gold Fields’ Mineral Reserves are estimates based on a number of technical and economic assumptions, which, if proven inaccurate or changed, may require Gold Fields to lower its estimated Mineral Reserves.
The Mineral Reserves stated in this annual report are estimates based on assumptions regarding, among other things, Gold Fields’ costs, expenditures, commodity prices, exchange rates, geology models, resource estimation models, mining methods, mining equipment, mining rates and metallurgical and mining recovery assumptions, which may prove inaccurate due to a number of factors, many of which are beyond Gold Fields’ control. The Mineral Reserves are also based on reasonable assumptions related to the availability of power and water and also on the ability to maintain the licensing and permitting required to support the LoM plans. In the event of Gold Fields adversely revises any of the assumptions that underlie its Mineral Reserves reporting, Gold Fields may need to revise its Mineral Reserves. See “—Additional Information on the Company—Summary of Mineral Resources and Reserves”.
In 2021, South Deep continued to execute its short-term and long-term plan, in line with the key improvement themes it had identified pursuant to the 2018 restructuring, which are leadership changes, production efficiency improvements, and technology modernisation. South Deep's 2022 performance will continue to be assessed on the same criteria to enable productivity and cost improvements. See “—Additional Information on the Company—Summary Overview of Mining Operations—South African Operations—South Deep Mine” for information on South Deep’s 2021 performance. Despite the 2018 restructuring and implementation of the initiatives supporting the key improvement themes for the mine, there can be no assurance that the ongoing implementation of the restructuring will not result in lower than expected long-term steady state production volumes, cost fluctuations, reduced reported Mineral Reserves and life of mine, or other associated issues at South Deep.
The reduction of Reserves held by the Company, including due to any of the above could have a material adverse effect on Gold Fields’ business, operating results and financial condition.
Actual and potential supply chain shortages, availability and increases in the prices of production inputs may have a material adverse effect on Gold Fields operations and profits.

Gold Fields’ operating results may be affected by general cost increases, including due to the availability and pricing of raw materials and other essential production inputs, such as fuel, steel and cyanide and other reagents. The price and quality of raw materials may be substantially affected by changes in global supply and demand, the impact from the COVID-19 pandemic, along with weather conditions, governmental controls and other factors. See “—The impact from, and measures taken to address, the COVID-19 pandemic have, and may continue to, adversely affect Gold Fields’ people, and may impact its business, operating results, cash flows and financial condition”. A sustained interruption in the supply of any of these materials would require Gold Fields to find acceptable substitute suppliers and could require it to pay higher prices for such materials. Any significant increase in the prices of these materials will increase the Company’s operating costs and affect production considerations. Gold Fields expects cost increases to continue in fiscal 2022 across its operations, including as a result of other factors such as the price of oil, inflationary increases and labour costs. See. —Rising inflation, including as a result of Russia’s invasion of Ukraine, may have a material adverse effect on Gold Fields’ business, operating results and financial condition”.
The price of oil has been volatile, fluctuating between U.S.$68.66 and U.S.$19.33 per barrel of Brent Crude in 2020, and between U.S.$51.68 and U.S.$79.32 per barrel of Brent Crude in 2021. This volatility has and is expected to continue following the imposition of sanctions and embargoes on natural gas and oil resulting from Russia’s invasion of Ukraine. As at 17 March 2022, the price of oil was at U.S.$106.60 per barrel of Brent Crude. Changes in the cost or availability of oil could increase Gold Fields’ cost of operations and cause production stoppages, which could impact existing profit margins and have a material adverse effect on Gold Fields’ business, operating results and financial condition.
In June 2019, the Ghanaian operations entered into fixed price ICE Gasoil cash settled swap transaction for a total of 123.2 million litres of diesel, representing 50% of annual fuel consumption, for the period January 2020 to December 2022. The average swap price is U.S.$575 per metric tonne (equivalent U.S.$75.8 per barrel). At the time of the transactions, the average Brent swap equivalent over the tenor was U.S.$59.2 per barrel. At 31 December 2021, the mark-to-market value on the hedge was U.S.$3.1 million.
In June 2019, the Australian operations entered into fixed price Singapore 10ppm Gasoil cash settled swap transactions for a total of 75.0 million litres of diesel, representing 50% of annual fuel consumption, for the period January 2020 to December 2022. The average swap price is U.S.$74.0 per barrel. At the time of the transactions, the average Brent swap equivalent over the tenor was U.S.$57.4 per barrel. At 31 December 2021, the mark-to-market value on the hedge was U.S.$2.0 million (A$2.7 million).
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
Power cost increases and unreliability of supply may adversely affect Gold Fields’ business, operating results and financial condition.
Gold Fields’ South Deep mining operation depends upon electrical power generated by the state-owned power utility, Eskom Limited (Eskom). See “Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements—Overview—Costs—South Africa region”. Eskom holds a monopoly on power supply in the South African market, supplying nearly 95% of the country’s electricity needs. Eskom has historically experienced financial difficulties caused by various factors. For example, during certain periods of supply-constraint, Eskom utilised significant amounts of diesel to run its gas turbines while concurrently losing electricity sales as a result of load shedding or curtailment, which has contributed to above inflation tariff applications.
Eskom’s tariffs are regulated by the National Energy Regulator of South Africa (NERSA) and are determined through a consultative multi-year price determination (MYPD) process, with occasional tariff increase adjustments under the Regulatory Clearing Account (RCA) mechanism. In the most recent MYPD process, NERSA granted Eskom tariff increases of 8.1% (later adding an additional 0.66%) for the period 2020 to 2021 and 15.06% for the period 2021 to 2022 (after the initial approval of 5.22%). In February 2022, NERSA granted Eskom a 9.61% tariff increase for the period 2022 to 2023, which includes an RCA amount of R14 billion.
In June 2020, Eskom obtained a judgment to recover an additional shortfall of R35 billion for 2014 to 2017 period, as NERSA had initially set the RCA for such period at R32 billion. In July 2020, the South African government provided Eskom with an additional R69 billion bailout for the 2019 to 2021 period, which, pursuant to a South African court order, permitted Eskom to recover the amount over a three-year period through future tariff increases. NERSA has agreed to provisionally add R10 billion of the R69 billion to electricity tariffs, which may result in a 15.63% tariff increase for the 2021 to 2022 period (instead of the anticipated 5.22%). Eskom is also assessing its options with respect to NERSA’s determination of a R13 billion RCA amount for the 2018 to 2019 period, instead of the R27.3 billion that Eskom had applied for. This would impact the tariff increase scheduled for implementation on 1 April 2021. Moreover, Eskom has indicated that it is still assessing

NERSA’s tariff increase of 9.61% for the period 2022 to 2023. As a result of judgments rendered in favour of Eskom, and the potential for further reassessment of tariff increases (including RCA amounts), it is likely that Eskom’s electricity tariffs will continue to increase significantly.
Eskom is currently undergoing a vertical unbundling to separate the company’s generation, transmission and distribution functions. This vertical unbundling was announced in 2019 and is expected to be completed during 2022. In December of 2021, Eskom released a statement to the effect that it had extended an order to transfer its transmission function to a wholly-owned subsidiary, the National Transmission Company South Africa SOC Limited. The implementation of this order is subject to the fulfilment of various conditions precedent. The exact timing and impact of the vertical unbundling is not known but it may result in tariff increases, price instability and/or poor reliability in the supply of electricity. Gold Fields recognises the problems with Eskom and is therefore looking for alternative energy sources in South Africa. For example, South Deep has begun construction on a 50MW solar power plant. Despite these measures, Gold Fields may continue to be reliant on Eskom, and should Gold Fields experience further power tariff increases, its business, operating results and financial condition may be adversely impacted.
In Australia, Gold Fields’ Agnew mine has a microgrid comprising 18MW wind, 4MW solar and 18MW gas with 13MW/4MWh battery storage and 3MW diesel. The Granny Smith mine has 8MW solar and 35MW gas, with 2MW/1MWh battery storage and 5MW diesel. The Gruyere mine receives its electricity supply from a 39MW gas-fired power station, with 3MW diesel backup. A renewable plant comprising 12MW solar and 4.4MW/4.4MWh battery storage is under construction at Gruyere. The St. Ives operation obtains electricity pursuant to a contract with BHP Nickel-West that expires in January 2024, which requires St. Ives to procure its own supply of natural gas. Considering the reliance on gas transmission pipelines, if any of Gold Fields’ Australian operations were to lose their supply, replacement of this supply at the quantities required (through alternatives such as diesel or greater reliance on existing renewable energy infrastructure) may not be possible, or at the very least may entail a significant increase in costs in the medium and long term. Any such increase in costs could have a material adverse impact on Gold Fields’ business and operating results.
In Ghana, Gold Fields’ mines are supplied primarily by power plants operated by Genser Energy Ghana Limited (Genser Energy), which supplies Damang’s total power requirements from a 27.5MW power plant and approximately 95% of Tarkwa’s power requirements from a 57MW power plant. If either of these plants fail or supply insufficient power, Tarkwa and Damang may be required to source additional power from the national grid providers Volta River Authority (VRA) and the Electricity Company of Ghana (ECG), respectively, or may be subject to power disruptions.
Changes in the cost or availability of electricity could increase Gold Fields’ cost of operations and cause production stoppages, which could impact existing profit margins and have a material adverse effect on Gold Fields’ business, operating results and financial condition. See “—Additional Information on the Company—Environmental and Regulatory Matters”.
Power deficits, fluctuations and usage constraints may force Gold Fields to halt or curtail operations.
Eskom reintroduced national rotational power cuts (load shedding and load curtailment for industrial customers with formal agreements) in December 2018. Load shedding and curtailment continued throughout 2019, 2020 and 2021. Eskom implemented Stage 2 load curtailment for ten consecutive days in March 2021, 5 consecutive days in October 2021 and ten consecutive days in November 2021. Eskom has warned that there is a risk of load shedding and curtailment lasting for at least another five years. Eskom’s inability to fully meet the country’s demand has led to, and is expected to continue to lead to, rolling blackouts and unscheduled power cuts. There is no assurance that Eskom’s efforts to protect the national electrical grid will prevent a complete national blackout, which would have a material adverse effect on Gold Fields’ operations in South Africa.
Gold Fields has a load curtailment agreement with Eskom. Under this agreement, Gold Fields is required to reduce demand by up to 50% of load, depending on the severity of the shortage, for a specified period of time during which the national grid is unable to maintain its load. During 2020, Gold Fields was required to reduce demand by 10% 17 times, 15% once and by 20% three times. During 2021, Gold Fields was required to reduce demand by 10% 35 times. Any further disruption or decrease in the electrical power supply available to Gold Fields’ South Deep operation could have a material adverse effect on its business, operating results and financial condition.
In Ghana, approximately 95% of Tarkwa’s electricity is supplied by an independent power producer. On 31 January 2020, Genser Energy expanded the energy supply by an additional 15MW of capacity, with the aim to provide Tarkwa with its total power supply needs. However, there can be no guarantee that Tarkwa and Damang’s sources of power will not fail or be interrupted. While Gold Fields has taken steps to source power from an independent power producer through on-site gas turbines to complement its self-generated sources, any gas supply chain-related risk specific to the regions where Gold Fields operates could affect Gold Fields’ business, operating results and financial condition.
Should Gold Fields continue to experience power fluctuations or usage constraints at any of its operations, then its business, operating results and financial condition may be materially adversely impacted.

Our high debt levels pose risks to our viability and may make us more vulnerable to adverse economic and competitive conditions, as well as other adverse developments.
Gold Fields carries significant debt relative to its shareholder equity. As of 31 December 2021, Gold Fields’ consolidated debt was approximately U.S.$1.1 billion (none of which becomes due over the 12 months following 31 December 2021).
Gold Fields’ significant levels of debt can adversely affect it in several respects, including:
•limiting its ability to access the capital markets;
•exposing it to the risk of credit rating downgrades, which would raise its borrowing costs and could limit its access to capital;
•hindering its flexibility to plan for or react to changing market, industry or economic conditions;
•making it more vulnerable to economic or industry downturns, including interest rate increases;
•increasing the risk that it will need to sell assets, possibly on unfavourable terms, to meet payment obligations;
•increasing the risk that it may not meet the financial covenants contained in its debt agreements or timely make all required debt payments; or
•affecting its ability to service the interest on its debt.
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
Failure of Gold Fields’ information, communication and technology systems, or the failure to protect personal data, could significantly impact Gold Fields’ operations and business, may lead to public and private censure, regulatory penalties, fines and/or sanctions and may damage Gold Fields’ reputation.
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
Although Gold Fields has been following the established best practices in relation to cyber security (e.g. having attained the ISO 27001 cyber security re-certification for corporate, regional offices and mining operations in 2021), two cyber security breaches occurred in fiscal 2020. One in Ghana as a result of a phishing attack, and the second in Peru from a ransomware attack. While no material losses related to the cyber security breaches resulted, and there were no cyber security breaches detected in fiscal 2021, given the increasing sophistication and evolving nature of this threat, Gold Fields cannot rule out the possibility of them occurring in the future. An extended failure of critical system components, caused by accidental, or malicious actions, including those resulting from a cyber security attack, could result in a significant environmental incident, commercial loss or interruption to operations.
In addition, the interpretation and application of consumer, privacy and data protection laws in all of the jurisdictions in which Gold Fields operates are uncertain and evolving. It is possible that regulators may interpret and apply these laws in a manner that is inconsistent with Gold Fields’ data processes and practices. Complying with these various laws is complex and could cause Gold Fields to incur substantial costs or require it to change its business practices in a manner adverse to its business. This includes legislation such as the General Data Protection Regulation (GDPR), a European Union-wide framework that sets out rules relating to the protection of personal data being processed in, or outside, the EU.
In Australia, Gold Fields’ data practices must comply with the Privacy Act 1988 (Cth) (Australian Privacy Act) and state-based surveillance laws. The Australian Privacy Act regulates the way an individual’s personal information is handled. Under the Australian Privacy Act, there is a mandatory scheme requiring entities to report data breaches to the Office of the Australian Information Commissioner (OAIC) and affected individuals if the breach is likely to result in serious harm to an individual whose personal information is involved. In 2019, the Commonwealth Attorney-General and Minister for Communications in Australia announced plans to amend the Australian Privacy Act to provide a new regime of increased penalties for privacy breaches and giving the OAIC greater enforcement powers. In October 2020, the Australian Government requested public feedback on various privacy issues. After reviewing the input received, the Australian Government prepared a discussion paper outlining possible reform options in 2021 and requested public feedback by January 2022. These proposed amendments have not yet been enacted.

South Africa’s data protection legislation, the Protection of Personal Information Act, 2013 (POPIA), requires the processing of all personal information to conform with POPIA’s provisions. The mining sector has historically and may in the future continue to experience confidentiality breaches, and failure to comply with data protection legislation, such as the GDPR, the Australian Privacy Act or POPIA may lead to public and private censure, regulatory penalties, fines and/or imprisonment, depending on the severity of the infraction, which could have a material adverse effect on Gold Fields’ business, operating results and financial condition.
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
For Gold Fields’ open pit operations, no assurances can be given that unanticipated adverse geotechnical and hydrological conditions, such as landslides and pit wall failures, which could result in potential ore loss and/or prevent or limit pit access, will not occur in the future or that such events will be detected in advance. Further, Gold Fields’ underground operations are also maturing, and mining is at deeper levels which may be more prone to seismicity. This is of particular concern at South Deep and the Wallaby underground operation at Granny Smith. Gold Fields had 36 damaging seismic events in 2021, compared to 18 in 2020. South Deep accounted for 32 of these seismic incidents. During 2021, two of Gold Fields’ underground mines (Hamlet North and Invincible) became seismic due to increases in mining depth. All of Gold Fields’ operations now have stress related (squeezing ground or seismicity) mining issues. Gold Fields endeavours to use industry best practices in seismological monitoring and analysis in addition to the use of dynamic capable ground support in these operations. However, in Gold Fields’ underground operations, no assurances can be given that unanticipated adverse geotechnical and hydrological conditions, such as mine seismicity and inrushes, will not occur in the future or that such events will be detected in advance.
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
In 2017, Standard & Poor’s and Fitch downgraded South Africa’s sovereign credit rating to non-investment grade due to weak economic growth and a deterioration in public finances. In 2020, Moody’s followed suit and downgraded South Africa’s sovereign credit rating to sub-investment grade due to weak growth and a rise in government debt. South Africa’s current sovereign credit ratings are BB- (stable outlook), Ba2 (negative outlook) and BB- (stable outlook) from Standard & Poor’s, Moody’s and Fitch, respectively.
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
A portion of Gold Fields’ operations in South Africa, Australia and Peru are currently conducted by outside contractors, and in Ghana, Gold Fields relies on contract mining at the Damang and Tarkwa mines. Gold Fields’ operations at sites utilising contractors or contract mining are subject to a number of risks, some that are outside Gold Fields’ control, including contract risk, execution risk, dispute and litigation risk, regulatory risk and labour risk, which could result in additional costs and liabilities. For example, in December 2019, Gold Fields terminated its contract with BCM Ghana Limited (BCM) in respect of mining services at the Damang mine, and the termination became the subject of a dispute between BCM and Gold Fields. Under the terms of its agreement with BCM, Gold Fields was expected to purchase certain fleet and inventory from BCM. As at 31 December 2020, a total of U.S.$39.5 million was recognised in trade and other payables of which U.S.$29.4 million related to the mining equipment Gold Fields was expected to purchase from BCM, with corresponding entry recognised in the financial statements as held for sale. As at 31 December 2021, the amount recognised in trade and other payables was U.S.$10.2 million in line with Gold Fields’ assessment of potential liability in respect of the dispute. The U.S.$29.4 million held for sale asset and related payable was de-recognised in the financial statements for fiscal 2021. See “Annual Financial Report—Notes to the consolidated financial statements—Note 27.1 Trade and other payables”. As a result, to continue mining operations at Damang, Gold Fields had to hire third party mining equipment at a cost of approximately U.S.$18 million for use by the new mining contractor. The BCM dispute may result in protracted litigation. Gold Fields could incur significant costs as a result of such potential litigation. Gold Fields has initiated arbitration proceedings at the Ghana Arbitration Centre. The dispute is ongoing following the appointment of arbitrators after the conclusion of the preliminary processes and the outcome of the dispute remains uncertain.
Mining contractors are also vulnerable to issues relating to commerciality, liquidity and solvency, which may result in mining operators such as Gold Fields providing additional financial support to mining contractors. For example, in February 2020, Gold Fields approved an advance payment, recoverable over 36 months (which was extended in 2021 to 60 months), of approximately U.S.$68.0 million (of which U.S.$41.1 million has been accounted as an expected credit loss adjustment in Gold Fields’ consolidated financial statements) to one of the mining contractors at its operations in Ghana for the purchase of mining equipment. In addition, U.S.$13.6 million was advanced to one of the mining contractors which is recoverable over 12 months (short-term) mainly from monthly progress claims. However, the local mining contractors in Ghana continue to experience financial difficulties. In addition to being significantly less expensive than owner mining, the current contract mining model is still preferred to owner mining in Ghana due to a number of factors, including the large capital outlay for fleet replacement as well as the labour inflexibility and liabilities associated with owner mining. While Gold Fields has taken steps to implement a comprehensive strategy establishing contract mining sustainability in its West Africa operations, including signing an amended mining contract with a mining contractor incorporating additional financial safeguards, there is no guarantee that such measures will be successful.
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
Illegal and artisanal mining is associated with a number of negative impacts, including environmental degradation and human rights abuse. Effective local government administration is often lacking in the locations where illegal and artisanal miners operate because of rapid population growth and the lack of functioning structures which can create a complex and unstable social environment. In Ghana, the government lifted its ban on small scale mining in 2018. The ban was imposed at the beginning of 2017 in an attempt to regularise the small-scale mining sub-sector. The government also indicated its intention to withdraw military personnel who were deployed to mining concessions to provide security and help prevent encroachment by illegal miners. To fill the void that would be created by the absence of the military, the Ghanaian Chamber of Mines (the Chamber) is negotiating a security agreement with the Ghana Police Service, on behalf of its members. Although a draft memorandum of understanding is being considered by the Ghanaian Attorney General’s department, no security agreements have yet been signed.
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
There is increasing pressure to demonstrate that, while a satisfactory return on investment for shareholders is sought, the environment, human rights and other key sustainability issues must be responsibly managed (including through supply chains) and stakeholders, such as employees and contractors, host communities and the governments of the countries in which they operate, also benefit from their commercial activities. There is also increasing action by members of the general financial and investment communities, such as asset managers, sovereign wealth funds, public pension funds, universities and other groups, to promote improvements in environment, social and governance (ESG) performance by us and others.
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
In order to maintain its social licence to operate, Gold Fields may need to design or redesign parts of its mining operations to minimise their impact on such communities and the environment, either by changing mining plans to avoid such impact, by modifying operations, by changing planned capital expenditures or by relocating the affected people to an agreed location. Anti-mining sentiments in some of the communities in which Gold Fields operates have been exacerbated by factors such as high unemployment and violent crime rates, land acquisition and involuntary resettlement, artisanal and small-scale mining, rights of indigenous peoples and respect for cultural heritage, government service delivery failure, environmental incidents and blasting incidents. If any of our operations are halted or projects delayed as a result of Gold Fields failing to attain and maintain community support, or due to any other community-related disruptions, including the impact from the COVID-19 pandemic, such operations or projects could decrease in value or we may be unable to maintain our operations or bring such projects into production.
Responsive measures may require Gold Fields to take costly and time-consuming remedial measures, including providing compensation for land and contributing to the restoration of livelihoods of those impacted. In addition, Gold Fields is obliged to comply with the terms and conditions of all the mining rights it holds in South Africa. To this end, the Social and Labour

Plan (SLP) provisions of our mining rights must take into account local economic development, among other obligations. See “—Gold Fields’ mineral rights are subject to legislation, which could impose significant costs and burdens and which impose certain ownership requirements, the interpretation of which is the subject of dispute—South Africa”. Gold Fields also undertakes social and economic development spending in Australia, Chile, Ghana and Peru, either voluntarily and/or as a condition of its mining rights. See “Integrated Annual Report—Value Creation For Stakeholders—Communities”. In addition, as Gold Fields has a long history of mining operations in certain regions or has purchased operations which have a long history, issues may arise regarding historical, as well as potential future environmental or health impacts in those areas.
The cost of measures and other issues relating to the sustainable development of mining operations has placed significant demands on our resources and could increase capital and operating costs and have a material adverse impact on Gold Fields’ reputation, business, operating results and financial condition.
Gold Fields’ operations are subject to extensive environmental, health and safety regulations, which could impose additional costs and compliance requirements and Gold Fields may face claims and liability for breaches, or alleged breaches, of such regulations and other applicable laws.
Gold Fields’ operations are subject to extensive environmental, health and safety laws, regulations, permitting requirements and standards. These regulations oversee, among other things, the protection of the environment, pollution, water management, waste disposal, occupational health and safety, including mine safety, toxic substances, the management and sustainable closure of operations, and protection of endangered and other special status species.
In addition to compliance with local laws and regulations, our operations are also increasingly subject to stakeholder expectations concerning the application of stringent internationally recognised environmental, health and safety and social standards and benchmarks. Such standards include the Responsible Gold Mining Principles, IFC Performance Standards and other World Bank guidelines. The application of such standards could impose significant compliance costs on the Company. Certain financial institutions from whom the Company borrows money may also require compliance with any of these standards the subsequent deviation from which could prevent or adversely affect our financial condition, existing financing arrangements and ability to secure future financing.
The environmental and health and safety laws and regulations applicable to Gold Fields impose significant compliance costs and subject the Company to enforcement actions and potential litigation.
Compliance Costs
Gold Fields has incurred and may in the future incur significant costs to comply with environmental, health and safety requirements imposed under existing or new legislation, regulations or permit requirements, or to comply with changes in existing laws and regulations or the manner in which they are applied. For example, Gold Fields is required to secure estimated mine closure liabilities. In 2021, Gold Fields’ total gross mine closure liability was approximately U.S.$510.5 million. The funding methods used to make provision for the required portion of these mine closure cost liabilities, in accordance with in-country legislation, are as follows:
•South Africa: contributions to environmental trust funds and guarantees;
•Ghana: reclamation bonds underwritten by banks, and restricted cash;
•Australia: while there is an annual levy payable to the state of Western Australia of 1% of the total mine closure liability, this goes into a State-administered fund known as the Mine Rehabilitation Fund, which is used to rehabilitate legacy sites or sites that have been prematurely closed or abandoned. As a consequence, Gold Fields’ Australian operations self-fund all mine closure liabilities; and
•Peru: based on Peruvian legislation, management expects mine operations to obtain yearly bank guarantee letters that represent a percentage of the total mine closure liability, in order to support compliance with legal obligations related to closure activities (which includes progressive and final closure obligations).
Enforcement Actions
Regulators are increasingly focusing on the enforcement of applicable environmental, health and safety laws and regulations and permitting requirements, including in the jurisdictions where Gold Fields operates. Enforcement actions may cause Gold Fields’ operations to cease or to be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Non-renewal of permits, the inability to secure new permits, or the imposition of additional conditions could eliminate or severely restrict Gold Fields’ ability to conduct its operations.
The DMRE can and does issue, in the ordinary course of its operations, instructions following safety incidents or accidents to partially or completely halt operations at affected mines. It is also Gold Fields’ policy to halt production at its operations when serious incidents occur in order to rectify hazardous situations and, if necessary, retrain workers. In 2021, South Deep recorded one fatality. Additionally, in 2021 South Deep and Cerro Corona recorded two fatalities, and one fatality, respectively, relating to the COVID-19 pandemic. In fiscal 2021, the DMRE issued three section 54 notices (where the mine has to stop operations) and one section 55 notice relating to transgressions of the Mine and Health and Safety Act, 1996. Although no penalties or fines were imposed, there is no guarantee that this will be the case in the event of any future section 54 notices. In addition, there can be no assurance that unions will not take industrial action in response to such incidents which could lead to production losses. Any additional stoppages in production, or increased costs associated with such incidents, could have a material adverse effect on Gold Fields’ business, operating results and financial condition. Such incidents may also negatively affect Gold Fields’ reputation with, among others, employees, unions and regulators.

In Western Australia, significant increases in monetary and criminal penalties for breaches of existing workplace health and safety legislation were introduced in 2018. In addition, the Work Health and Safety Act (WHS Act), which becomes operational in 2022, will replace the existing occupational safety legislation and will impose more extensive workplace health and safety obligations on Gold Fields’ operations in Western Australia. This includes imposing personal responsibility obligations upon officers of companies such as Gold Fields in relation to compliance with health and safety obligations. Breaches of any such obligations by Gold Fields or its officers may result in criminal liability. The WHS Act will also introduce a new offence for workplace fatalities, which will carry significant penalties and fines applicable to individuals and companies.
Litigation
Gold Fields has been, and may in the future also be, subject to litigation and other costs as well as actions by authorities relating to environmental, climate change, and health and safety matters, including mine closures, the suspension of operations, legal representation during accident inquiries and prosecution for mining accidents as well as significant penalties and fines for non-compliance. South African legislation grants legal standing to a wide range of interest groups to institute legal proceedings to enforce their environmental rights, which are enforceable against private entities. In the future, Gold Fields may also be subject to litigation in South Africa brought by members of the community affected by environmental-related impacts, as well as non-governmental organisations (NGOs) and public bodies. In this regard, recent case law in South Africa has provided a precedent for private prosecution by environmental NGOs for environmental infringements and non-compliance with key environmental legislation. South African legislation also provides for potential director, shareholder and lender liability for environmental damage in certain circumstances. Similarly, legislation in Peru allows for the disqualification and joint liability of directors and majority shareholders for certain environmental damages. Any closure of a mine in violation of an approved mine closure plan is an aggravating factor to the environment contamination crime regulated under article 305 of the Peruvian Criminal Code. Further, contravention of environmental and health and safety laws and regulations may also constitute a criminal offence and result in a fine or imprisonment, or both in addition to administrative penalties.
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
In 2014, a consolidated application was brought against several South African mining companies, including Gold Fields, for certification of a class action on behalf of current or former mineworkers (and their dependants) who had allegedly contracted silicosis and/or tuberculosis while working for one or more of the mining companies listed in the application. In 2018, a group of the above South African mining companies, including Gold Fields, (the Gold Working Group) concluded a settlement agreement with the attorneys representing claimants in the silicosis and tuberculosis class action litigation (the Settlement Agreement). See “—Environmental and Regulatory Matters—South Africa— Health and Safety—Silicosis and Tuberculosis Settlement Agreement”.
Gold Fields has provided for the estimated cost of the above settlement based on actuarial assessments and the provisions of the Settlement Agreement. At 31 December 2021, the provision for Gold Fields’ share of the settlement of the class action claims and related costs amounts to U.S.$13.1 million (R209.6 million). The nominal value of this provision is U.S.$16.9 million (R269.8 million), however, the ultimate outcome of this matter remains uncertain, with the number of eligible workers successfully submitting claims and receiving compensation being uncertain. The provision is consequently subject to adjustment in the future. See “Annual Financial Report—Notes to the consolidated financial statements—Note 35. Contingent liabilities”. The payment of compensation for the claims could have a material adverse effect on Gold Fields’ business, reputation, results of operations and financial condition. In addition, Gold Fields may incur significant additional costs arising out of these issues, including costs relating to the payment of fees, increased levies or other contributions in respect of statutory compensation funds or other funds established and expenditures arising out of its efforts to remediate these matters or to resolve any outstanding claims or other potential action.
As environmental, health and safety laws and regulations are becoming more complex and stringent, Gold Fields may face increased regulatory and stakeholder scrutiny, which may lead to increased capital expenditures and subject Gold Fields to potential enforcement actions and litigation proceedings. Any significant cost increases, potential enforcement actions or litigation relating to environmental, health and safety laws and regulations could have a material adverse effect on Gold Fields’ business, results of operations and financial condition.

Due to the nature of mining and the extensive environmental footprint of the operations, environmental and industrial accidents and pollution may result in operational disruptions such as stoppages which could result in increased production costs as well as financial and regulatory liabilities.
Gold mining by its nature involves significant risks and hazards, including environmental hazards and industrial and mining accidents. These may include, for example, seismic events, explosions, fires, cave-ins and blockages, flooding, discharges of gases and toxic substances, contamination of water, air or soil resources, radioactivity and other incidents or conditions resulting from mining activities including, among other things, blasting and the transport, storage and handling of hazardous materials. While Gold Fields did not experience any level 3 (or above) environmental incidents during either 2021 or 2020, there were 7 and 12 level 2 environmental incidents during 2021 and 2020, respectively. In 2018, Gold Fields experienced two level 3 environmental incidents, including in Peru when in December 2018, water containing tailings from the Cerro Corona Tailing Storage Facility (TSF) flowed through an authorised diversion pipe to La Hierba creek reaching the Tingo river. The flow to La Hierba creek was stopped three hours after Gold Fields became aware of it and the remediation process, including clean-up of the area, commenced on 17 December 2018. The cleaning process was formally completed on 6 January 2019 and the rest of the remediation works were completed by the end of 2019. The National Water Authority (ANA) assessed Gold Fields with fines of approximately U.S.$1.2 million, in connection with this incident. On the other hand, the Assessment and Environmental Control Agency (OEFA) imposed a fine against Gold Fields of approximately U.S.$2.8 million in 2021. Gold Fields has challenged the decisions of both OEFA and ANA in the administrative procedures. See “—Additional Information on the Company—Environmental and Regulatory Matters—Peru—Level 3 Environmental Incident”.
The occurrence of any of these hazards or risks could delay or halt production, increase production costs and result in financial and regulatory liability for Gold Fields (including as a result of the occurrence of hazards that took place at operations which were previously owned by Gold Fields), which could have a material adverse effect on Gold Fields’ business, operating results and financial condition. In addition to the occurrence of hazards relating to mining activities, a major transportation incident from bus or aircraft travel involving our management or employees could have a material adverse effect on Gold Fields’ business, operating results and financial condition.
Increasing regulation of environmental and sustainability matters such as greenhouse gas emissions and climate change may materially adversely affect Gold Fields’ operations.
Energy is a significant input and cost to Gold Fields’ mining and processing operations, with its principal energy sources being electricity, purchased petroleum products, and increasingly, renewable energy sources. A number of governments or governmental bodies, have introduced or are contemplating regulatory changes in response to the potential impact of climate change. Many of these contemplate restricting emissions of greenhouse gases in jurisdictions in which Gold Fields operates.
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
Taxpayers must determine emissions in accordance with the reporting methodology approved by the Department of Forestry, Fisheries and the Environment (DFFE).
The first phase of the South African Carbon Tax Act applies to scope 1 emissions from 1 June 2019 to 31 December 2022. Under the first phase, for the period 1 January 2021 to 31 December 2021, the carbon tax rate for tax liable entities was R134 per tonne of the carbon dioxide equivalent (CO2e) of their net greenhouse gas emissions. However, pursuant to certain allowances under the South African Carbon Tax Act, the effective carbon tax rate will vary from R7 to R54 per tonne of CO2e emitted. Such allowances include a basic tax-free allowance, an increased tax-free threshold for trade exposed sectors, the recognition of emission reduction efforts, an additional allowance for participating in the national carbon budgeting system and the use of carbon offsets against a carbon tax liability. The South African Carbon Tax Act allows mining companies such as Gold Fields to reduce their carbon tax liability by using offset credits up to a maximum of 10% of greenhouse emissions. The rate of carbon tax will increase by the consumer prices index (CPI) plus 2% per year until December 2022. The South African government indicated that a review of the impact of the carbon tax will be conducted before the second phase of the South African Carbon Tax Act is implemented.
In fiscal 2021, South Deep’s eligible scope 1 emissions were from liquid fuels and the mine had no carbon tax liability beyond that which was included in fuel prices. The carbon tax has not had an impact on the price of electricity. However, should Eskom be required to pass on the cost of the tax from its emissions to customers, electricity tariffs may rise significantly. Further, other commodities that South Deep consumes may see price increases as the tax is passed through the market.

In 2015, the Australian government committed to reduce greenhouse gas emissions by 26 to 28% below 2005 levels by 2030 (the Target). In 2017, the Australian government concluded that it was on track to meet the Target through several policies such as the voluntary carbon abatement scheme known as the “Emissions Reduction Fund” and accompanying “Safeguard Mechanism” which compels large emitters to keep their scope 1 emissions below prescribed baselines. This was supplemented in 2019 by the Australian government’s “Climate Solutions Package”, directing further funding towards existing and new initiatives to ensure that Australia meets its 2030 emissions reduction targets. In 2020, the Australian government announced a further A$1.9 billion investment in new and emerging energy technologies, effectively extending the funding for the “Emissions Reduction Fund”. Subsequently, the Australian government reaffirmed that it is on track to meet the Target through additional policies, including a “Future Fuels Package” which encourages businesses to integrate new vehicle technologies; a “Carbon Capture, Use and Storage Development Fund” which supports investment in pilot carbon capture projects; and a “Technology Co-Investment Fund” which supports adoption of new efficient technologies. In 2021, the Australian government committed to reaching net zero emissions by 2050. There remains ongoing political uncertainty regarding future climate change policy and emissions target levels in Australia.
In April 2018, Peru released a climate change framework law seeking collaboration between the government and the private sector, which regulation was approved in 2019 (the Climate Change Framework). The Climate Change Framework is intended to realise Peru’s nationally determined contribution by reducing emissions by up to 30% by 2030. The Climate Change Framework also seeks to meet a 20% carbon reduction goal through the energy, industry, and waste sectors. In July 2020, a climate change committee was established which is expected to work on proposing actions to implement Peru’s goals. Additionally, in October 2020, Peru launched the “National Registry of Mitigation Measures”, a virtual platform to register and monitor greenhouse gas emission reductions and monitor Peru’s compliance under the Paris Agreement, a legally binding international treaty on climate change. Assessments of the potential impact of this and other future climate change regulations are uncertain, given the wide scope of potential regulatory change in countries in which Gold Fields operates.
In addition, a number of other regulatory initiatives are underway in countries in which Gold Fields operates that seek to reduce or limit industrial greenhouse gas emissions. These regulatory initiatives are likely to impact Gold Fields’ operations directly or by affecting the cost of doing business, for example by increasing the costs of its suppliers. Inconsistency of regulations may affect both Gold Fields’ decision to pursue opportunities in certain countries and its costs of operations. Furthermore, additional, new and/or different regulations in this area, such as the imposition of stricter limits than those currently contemplated, could be enacted, all of which could have a material adverse effect on Gold Fields’ business, financial condition, results of operations and prospects.
Gold Fields may not be able to meet its environmental, social and corporate governance targets.
Gold Fields has announced a range of ESG-related targets for 2030 and beyond, including decarbonisation targets to achieve a 50% absolute and 30% net emissions (Scope 1 and 2) reduction against a 2016 baseline and net zero emissions by 2050. Gold Fields cannot guarantee that it will meet all these targets. The climate crisis cannot be addressed by Gold Fields, or any organisation, on its own. Gold Fields’ progress is dependent not only on its own actions but on the governments of its countries of operation, clear, early regulatory policy to help drive the change needed to meet its targets as well as the actions of those in Gold Fields’ value chain and wider society. Failure to meet its targets could material adverse effect on Gold Fields’ business, operating results and financial condition as well as posing reputational and litigation risks.
If Gold Fields loses senior management or is unable to hire and retain sufficient technically skilled employees or sufficient representation among Historically Disadvantaged Persons in management positions or sufficient gender diversity in senior management and Board level positions or sufficient gender diversity in senior management and Board level positions, its business may be materially adversely affected.
Gold Fields’ ability to operate or expand effectively depends largely on the experience, skills and performance of its senior management team and technically skilled employees. However, the mining industry, including Gold Fields, continues to experience a global shortage of qualified senior management and technically skilled employees. In particular, there are shortages of mechanised mining skills in the South African and Australian gold mining industries and a shortage of technically qualified employees in the Peruvian and Chilean gold mining industries. Gold Fields may be unable to hire or retain appropriate senior management, technically skilled employees or other management personnel, or may have to pay higher levels of remuneration than it currently intends in order to do so. Additionally, as a condition of the mining rights at South Deep and in accordance with the employment equity Historically Disadvantaged Persons targets under the 2018 Mining Charter, Gold Fields must ensure that there is sufficient participation among Historically Disadvantaged Persons (including women and employees with disabilities) at the board and all other relevant management levels, and failure to do so could result in fines or the loss or suspension of its mining rights. See “—Gold Fields’ mineral rights are subject to legislation, which could impose significant costs and burdens and which impose certain ownership requirements, the interpretation of which is the subject of dispute”. Gold Fields is also required to take proactive steps to achieve an equitable representation of Historically Disadvantaged Persons (including women) at all occupational levels and to report on the extent to which its plan is being achieved. If Gold Fields is not able to hire and retain appropriate management and technically skilled personnel or is unable to obtain sufficient representation of Historically Disadvantaged Persons (including women) at the board level and in management positions or if there are not sufficient succession plans in place, this could have a material adverse effect on its business (including resulting in the imposition of fines and having a negative effect on production levels), operating results and financial position.
Gold Fields may not be able to operate successfully if our employees are not able to perform their jobs in a safe and respectful work environment.

Gold Fields’ success is dependent on the contributions of our workforce. Our ability to achieve our operating goals depends upon our ability to recruit, hire, retain and develop qualified and diverse personnel. We are fundamentally committed to creating and maintaining a physically and psychologically safe work environment in which employees are treated fairly, with dignity, decency, respect and in accordance with all applicable laws. We recognise that bullying, sexual harassment and harassment based on other protected categories, including race, have been prevalent in every industry, including the mining industry. Features of the mining industry, such as being a historically hierarchical and male-dominated culture, create risk factors for harmful workplace behaviour. While we do not tolerate discrimination and/or harassment of any kind (including but not limited to sexual orientation, gender identity, race, religion, ethnicity, age, or disability, among others), our policies and processes may not prevent or detect all potential harmful workplace behaviours. We occasionally identify or are apprised of information or allegations that certain employees, affiliates, contractor workers, agents or associated persons may have engaged in harmful behaviours and improper, inappropriate or unlawful conduct, including but not limited to bullying, discrimination and/or harassment. If Gold Fields fails to maintain a safe, respectful and inclusive work environment, it could adversely impact employee attraction, engagement, performance, productivity and retention; result in potential legal claims and/or adverse media and/or otherwise damage the Company’s reputation, which could have a material adverse effect on our business, results of operations and financial condition.
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
In South Africa, Gold Fields continues to use measures to remove underground water to permit the routine safe functioning of South Deep. An amended Water Use Licence was issued to South Deep by the Department of Human Settlements, Water and Sanitation (DWS) in December 2018. South Deep has implemented a water and environmental management strategy in an effort to satisfy the conditions of its water use licence and other relevant water and environmental regulatory requirements. However, there can be no assurance that Gold Fields will be able to meet all of its water and environmental regulatory requirements, primarily due to the inherent uncertainties related to certain requirements of the legislation, which are subject to ongoing discussions between government and the mining industry through the MCSA. Any constraint on the water supply to South Deep could result in delays on the ramp-up of that operation.
In Australia, Gold Fields is required to obtain a water licence from the Western Australian Department of Water and Environmental Regulation (DWER) to enable both the extraction and discharge of water for its mining activities. A water licence is granted subject to conditions and limitations with which the licence holder must comply. Contravening the conditions of a water licence is an offence and can lead to the licence being cancelled or suspended. A water licence can also be cancelled or suspended in various other circumstances, including where the Minister for Water or the Minister for Environment of Western Australia is of the opinion that the cancellation or suspension is necessary or desirable to protect the water resource or associated environment from unacceptable damage. Gold Fields has obtained the necessary water extraction and discharge licences (or have alternative supply arrangements in place) to support its current operations in Australia, but there remains a risk that these licences will become subject to more onerous conditions in the future or may not continue to meet operational requirements.
In Peru, a water quality discharge standard was introduced, which contained several stringent requirements and mines were given three years to submit their plans for adaption. La Cima’s plan was approved by the authorities in September 2021, which must be implemented within three years of approval. See “Environmental and Regulatory Matters—Peru—Water Quality Standards”. If Gold Fields faces any problems or delays in the implementation of its plan, it may be subject to fines, sanctions and penalties.
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
Acid mine drainage (AMD) and acid rock drainage (ARD, together with AMD, Acid Drainage or AD) is formed when certain sulphide minerals in rocks are exposed to oxidising conditions (such as the presence of oxygen, combined with water). AD can occur under natural conditions or as a result of the sulphide minerals that are encountered and exposed to oxidation during mining or during storage in waste rock dumps, ore stockpiles or tailings storage facilities. The acidic water that forms usually contains iron and other metals if they are contained in the host rock.
Gold Fields has experienced incidences of AD, and the risk of potential short-term and long-term AD issues, specifically at the Cerro Corona, South Deep and St. Ives mines, with immaterial levels of surface AD generation also occurring at other operations. As a result, Gold Fields has investigated technical solutions to manage AD impacts, while updating the relevant regulatory authorities on its progress. Despite undertaking such measures, it is difficult to predict the total impact that the AD-related issues may have on the Group and there can be no assurance that Gold Fields will be successful in preventing or managing long-term potential AD issues at its operations.
Gold Fields’ mine closure cost estimate (namely environmental rehabilitation cost provisions) for fiscal 2021 contains those aspects of AD management (namely tailings facilities, waste rock dumps, ore stockpiles and other surface infrastructure), which management has been able to reliably estimate. However, there could be no guarantee that Gold Fields’ current cost estimate, including the cost of AD treatment and other types of post-closure water treatment, reflects all relevant factors and, as such, the actual closure costs may be higher.
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
In fiscal 2021, 12%, 34%, 44% and 10% of Gold Fields’ gold-equivalent production was in South Africa, Ghana, Australia and Peru, respectively. In fiscal 2021, Gold Fields also continued construction on the Salares Norte project in Chile. Changes or instability in the economic, political or social environment in any of these countries or in neighbouring countries could affect investment in Gold Fields.
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
Following a general election in 2019, Cyril Ramaphosa was re-elected as President of South Africa. In 2019, Australia held a federal election as a result of which Scott Morrison was elected as Prime Minister of Australia. The next federal elections in Australia are due to be held in 2022. Western Australia held state elections in 2021, and the WA Labor Party (led by State Premier Mark McGowan) was re-elected for a second term. In Ghana, following a general election, Nana Akufo-Addo was re-elected for a second four-year term as president in 2020. In 2021, Peru held a general election and Pedro Castillo was elected President for a five-year term. Chile also held general elections in 2021, and Gabriel Boric was elected as President for a four-year term. It is not certain what, if any, political, economic or social impacts the newly elected, appointed or re-elected governments will have on South Africa, Australia, Peru or Ghana, respectively, or on Gold Fields specifically.
Peru’s local authorities (the regional governor, the provincial mayor and the district mayor) have previously expressed concern regarding the lack of clean and values-based mining within their communities and the new central government of Peru has expressed concern that social instability has increased in the surrounding communities in Cerro Corona. In addition, engagement with community stakeholders, including in Peru and South Africa, can pose challenges to local management and any inability to properly manage these relationships may have a negative impact on our production or associated costs. There is also the potential for social instability, protests or organised criminal activity in the communities near Gold Fields’ South Deep, Cerro Corona, Damang and Tarkwa mines relating to, among other things, community investment, unemployment, environmental concerns, service delivery by local government or other issues.
In addition, several parts of Chile, including Santiago, experienced extended civil unrest between late 2019 and early 2020. Further smaller scale protests occurred in the lead up to Chile’s constitutional referendum in October 2020, when voters elected to form a constitutional convention to rewrite Chile’s constitution. The constitutional convention met for the first time in July 2021 and has until July 2022 to draft a new constitution. The new constitution will then be put to voters to either approve or reject. As Gold Fields commenced construction on the Salares Norte project in Chile, any unrest, or any unforeseen or unfavourable changes stemming from the new constitution, may delay or halt such construction which could have a material adverse effect on Gold Fields’ business, operating results and financial condition.
In addition, economic and political instability in regions outside of the jurisdictions where Gold Fields operates and geopolitical events, such as the invasion of Ukraine by Russia, may result in unavoidable uncertainties and events. These uncertainties and events could negatively affect costs of business, cause volatility in commodity prices, currency exchange rates, interest rates and worldwide political, regulatory, economic or market conditions. They could also cause instability in political institutions, regulatory agencies and financial markets.
Occurrence of any of the above-mentioned developments could result in Gold Fields experiencing opposition or disruptions in connection with any of its operations. Such opposition or disruptions to any of Gold Fields’ operations, in particular, if it has an adverse impact or costs or causes any stoppages (including as a result of any protests aimed at government and other mining operations that affect operations) could have a material adverse effect on Gold Fields’ business, operating results and financial condition.
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
On 31 August 2016, Sibanye Stillwater Limited (formerly Sibanye Gold Limited) announced that it would be closing its Ezulwini (Cooke 4) shaft. As a part of this process, Sibanye-Stillwater filed an application for closure and the cessation of dewatering from the mine with the DMRE. There have been various iterations of Sibanye-Stillwater’s application since 2017, with the most recent submission for authorisation to the DMRE made in September 2019 which Gold Fields has objected. On 3 December 2020, the DMRE refused the application for closure and the cessation of dewatering from the mine.
Concurrently, in 2019, Sibanye-Stillwater, through its subsidiary, Ezulwini Mining Company (Pty) Ltd, brought an application in a South African court against seven respondents, including South Deep, in relation to the cessation of dewatering from Ezulwini (Cooke 4). Gold Fields opposed this application and filed a counter application seeking to ensure that Ezulwini remains responsible for the pumping and dewatering of Ezulwini (Cooke 4) water until the DMRE has issued a closure certificate (or until such longer period as required by statute). In 2021, the South African court decided against Ezulwini on the counter application, requiring it to continue to operate Ezulwini (Cooke 4) until the DMRE has issued a closure certificate or such longer period as provided for under section 24R of the National Environmental Management Act (NEMA). Ezulwini applied for leave to appeal the judgement which was granted by the Supreme Court of Appeal of South Africa (SCA) on 15 March 2021, and a hearing is expected before the SCA.
Furthermore, in early 2020, a subsidiary of Sibanye-Stillwater, Rand Uranium, submitted a basic environmental assessment process to the DMRE for the closure of the Cooke 3, 2 and 1 shafts, to which Gold Fields filed an objection. In 2021, the DMRE granted the environmental authorisation to Rand Uranium, which makes provision for the rewatering of the Cooke 3, 2 and 1 shafts. Gold Fields appealed the DMRE’s decision on 26 January 2022. The outcomes of Ezulwini’s and Rand Uranium’s applications remain uncertain, and therefore any related post closer water liability remains a contingent liability.
To the extent Sibanye-Stillwater, or any of its subsidiaries, is ultimately successful on any of these applications, claims or appeals, the closure of the Ezulwini (Cooke 4) shafts, the cessation of pumping and/or the rewatering of Ezulwini (Cooke 4) could result in an increased risk of fluid induced seismicity to South Deep posing a risk to the mine’s safety, which may, in turn, have a material adverse effect on Gold Fields’ business, operating results and financial condition.
The failure of a tailings storage facility could negatively impact Gold Fields’ business, reputation and results of operations.
Mining companies face inherent risks in their operation of tailings storage facilities. Tailings storage facilities are structures designed and managed to contain fine mining waste, known as tailings. Tailings are a by-product of mining, consisting of the processed rock or soil left over from separating the commodities of value from the rock or soil within which they occur. However, the use of tailings storage facilities exposes Gold Fields to certain risks that could be detrimental to operations, the environment, public health or safety that may arise from some present process or future event. Tailings storage facilities designed as upstream raised facilities may present greater risk, particularly where the facility is located in a high seasonal rainfall area and an area of high seismic activity. When tailings storage facilities fail, the consequences can be catastrophic for communities, local economies and the surrounding environment. Such an example is the recent catastrophic failure of a tailings storage facility at the Corrego do Feijão mine in Brumadinho, Brazil, on 25 January 2019, which resulted in the immediate stoppage of that company’s mining operations pursuant to an order by government authorities. The occurrence of a dam failure at one of Gold Fields’ tailings storage facilities could also lead to the loss of human life and/or extensive property and permanent environmental damage, leading to the need for a large expenditure on contingencies and on recovering the regions and people affected and the payment of penalties, fines or other monetary damages.
Tailings facilities are in a near-constant state of change; from initial construction, during operations and until closure. This presents a significant challenge in reviewing and assessing their safety, requiring a multi-faceted programme with multiple levels of safety assessment in order to be effective Gold Fields maintains measures to manage its dams’ safety, including compliance with the International Council on Mining and Metals’ Tailings Governance Position Statement, adoption of new safety measures such as the planned implementation of dry (filtered) tailings processes at its Salares Norte project, and undertakes routine reviews by independent international consulting companies. However, Gold Fields cannot guarantee the effectiveness of its designs, construction quality or regular monitoring throughout its operations or that these measures will prevent the failure of one or more of its tailings storage facilities or that such potential failure will be detected in advance. Gold Fields also cannot guarantee that its operating partners maintain similar safety precautions or monitoring systems on their tailings storage facilities. For example, Gold Fields is working with Lepanto Mining on the Far Southeast project in the Philippines, which operates a tailings storage facility located in a region with high seismic activity and frequent typhoons. As a result, there is no assurance that the safety measures implemented will prevent the failure of the tailings storage facility embankment.
The failure of a dam at a tailings storage facility could lead to multiple legal proceedings and investigations, which could include securities class actions, criminal proceedings and public civil actions (against the company and/or individuals) for significant amounts of damages. Furthermore, the elimination of the “conventional” practice of storing wet tailings (e.g. alternatively “dry” stacking of filtered tailings and compacting the tailings) could require the research, development and deployment of new technologies, which could lead to additional large expenditures. As a result of the recent dam failures or as a result of future dam failures, additional environmental, health and safety laws and regulations may be forthcoming globally, including in jurisdictions where Gold Field operates, which may ban or curtail any storage of wet tailings or the construction or use of upstream tailings storage facilities. In addition, changes in industry standards, laws and regulations may impose more stringent conditions in connection with the licensing process of projects and operations and increased criminal and civil liability for companies, officers and contractors. For example, on 5 August 2020, the ICMM, the United Nations Environment Programme (UNEP) and the Principles for Responsible Investment (PRI) established an international tailings standard, the Global Industry Standard on Tailing Management (GISTM). While, Gold Fields has committed to being fully compliant to the GISTM by 2023 for priority facilities, there is no guarantee that Gold Fields will achieve full compliance in this timeframe, or at all.
The occurrence of any of the above mentioned such risks could have a material adverse effect on Gold Fields’ business, operating results and financial condition.
Climate change may present physical risks to Gold Fields’ operations.
Gold Fields’ operations could be exposed to a number of physical risks posed by climate change, such as changes in rainfall, rising sea levels, reduced water availability, higher temperatures and more frequent extreme weather events. Events or conditions such as fires, flooding or inadequate water supplies could disrupt our mining and transport operations, mineral processing and rehabilitation efforts, create resource or energy shortages, damage property or equipment and increase health and safety risks. Such events or conditions could have other adverse effects on our workforce and on the communities around our mines, such as an increased risk of food insecurity, water scarcity and prevalence of disease. Each of these potential physical impacts of climate change could disrupt Gold Fields’ operations and have a materially adverse effect on its business, operating results and financial condition.
Gold Fields’ tenements in Australia are subject to native title claims and include Aboriginal cultural heritage sites, which could impose significant costs and burdens.
Native title and Aboriginal cultural heritage legislation aims to protect the claims, determined rights and cultural heritage sites of Aboriginal and Torres Strait Islander people in relation to land and waters throughout Australia in certain circumstances. To the extent that agreements are not already in place, native title claims (including any subsequent determinations of such claims) could require costly negotiations with the registered claimants or native title holders and could have implications for Gold Fields’ access to or use of its tenements and, as a result, have a material adverse effect on Gold Fields’ business, operating results and financial condition. Similarly, there are risks that Gold Fields’ exploration and mining activities could be delayed or prevented due to the presence or potential presence of Aboriginal cultural heritage sites.
Furthermore, if Aboriginal cultural heritage sites are damaged or materially altered as a result of current or future operations, Gold Fields could be subject to criminal and/or civil penalties under relevant legislation and may suffer reputational damage. In 2020, despite having certain authorisations under the relevant legislation, a mining company operating in Western Australia was subject to a federal inquiry after an Aboriginal cultural heritage site was destroyed on their mining tenure, which also resulted in a significant adverse reaction from the community and the company’s shareholders and led to extensive reputational damage. Subsequently, an inquiry has recommended the replacement of Western Australia’s existing Aboriginal Heritage Act (AHA), by Commonwealth legislation, and a moratorium on certain approvals issued under that act. Neither of those recommendations have been actioned.
In the meantime, in 2021, the Western Australian Government has passed legislation which, when it substantially commences, will replace the AHA in its entirety. The legislation will significantly increase the consultation, engagement and authorisation obligations of mining companies, and impose higher financial penalties for offences involving interference with relevant sites or objects, all of which could have a material adverse effect on Gold Fields’ business, operating results and/or financial condition. See “—Additional Information on the Company—Environmental and Regulatory Matters—Australia—Cultural Heritage”.
Compensation may be payable to native title holders in respect of Gold Fields’ Australian operations.
The Native Title Act 1993 (Cth) allows native title holders (i.e. Aboriginal and Torres Strait Islander people who have secured a determination of native title) to seek compensation for any extinguishment or impairment of their native title rights and interests which occurred following the commencement of the Racial Discrimination Act (1975) (Cth). The Commonwealth of Australia, its states and territories are generally responsible for any native title compensation for acts (such as the granting of land and mining tenure) attributable to them. However, this liability may be passed on to third parties (including the holders and former holders of mining tenure) either contractually or by legislation.

A number of compensation claims in various states and territories across Australia have resulted following the High Court’s decision in 2019 to award compensation of approximately A$2.5 million to native title holders in Timber Creek in the Northern Territory (Timber Creek Decision). However, the Timber Creek Decision did not address how compensation was to be assessed where the impact on native title is caused by interests (such as mining leases) which impair native title rights without extinguishing them.
With respect to the lands related to Gold Fields’ mines, native title has been recognised in part or in whole over the St. Ives, Gruyere and Agnew mines. Consequently, the native title holders for each of these areas are entitled to commence compensation claims (to the extent that such rights have not been waived). Accordingly, in June 2020, the Tjiwarl People, who have native title claims over part of the lands upon which the Agnew mine is situated, brought two compensation claims against the state of Western Australia for damage and loss of access to land (Tjiwarl Claims). Unlike the Timber Creek Decision, this claim (if not settled by the parties) may address issues such as the “pass on” provisions contained in the Mining Act 1978 (WA) (through which the State of Western Australia seeks to pass on any compensation liability to mining tenure holders), and the assessment of compensation payable in relation to the grant of resources interests. Gold Fields has joined as a party to the proceedings to preserve the ability to participate to the extent its interests are potentially impacted, but the state of Western Australia may seek to apply to remove Gold Fields as a party if it finds that Gold Fields does not have sufficient interest to justify its participation. Furthermore, in 2020, some members of the broader Yilka and Sullivan Edwards group commenced a native title compensation claim in the Federal Court, although it is anticipated that the claim will likely be dismissed or withdrawn.
Aside from the Tjiwarl People and the Yilka and Sullivan Edwards group, the remaining determined native title holders have not yet commenced compensation claims, but there is a reasonable prospect that they will occur in the future. Similarly, if the native title claims that are currently progressing through the determination process in the Federal Court in relation to the Granny Smith mine and part of the St. Ives mine are determined, or if further claims are made over areas that are yet undetermined (for example over part of the Agnew operations), and those claimants achieve a determination of their native title rights, those native title holders would obtain a right to commence a compensation claim.
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
In recent years, governments (often with support from communities, NGOs and/or trade unions) in several jurisdictions have sought and, in some cases, have implemented greater cost imposts on the mining industry, including through the imposition of additional taxes and royalties. Such resource nationalism, whether in the form of cost imposts, interference in project management, mandatory social investment requirements, local content requirements or creeping expropriation, could impact the global mining industry and Gold Fields’ business, operating results and financial condition.
In South Africa, The Mineral and Petroleum Resources Royalty Act, No. 28 of 2008 (the Royalty Act) imposes a royalty on refined and unrefined minerals payable to the South African government.
The royalty in respect of refined minerals (which include gold and platinum) is calculated by dividing earnings before interest and taxes (EBIT) by the product of 12.5 times gross sales in respect of refined mineral resources calculated as a percentage, plus an additional 0.5% EBIT refers to taxable mining income (with certain exceptions such as no deduction for interest payable and foreign exchange losses) before assessed losses but after capital expenditure. A maximum royalty of 5% of revenue has been introduced for refined minerals. Gold Fields currently pays a royalty based on the refined minerals royalty calculation as applied to its gross revenue.
Under South African tax legislation, gold mining companies and non-gold mining companies are subject to corporate income tax at different rates. The corporate income tax rate for non-gold mining companies of 28% will be reduced to 27% for years of assessment ending on or after 31 March 2023. The corporate tax rate for a gold mining company is determined according to a formula which is affected by the profitability of the applicable mining operation. Accordingly, depending on the profitability of mining operations in South Africa, the effective tax rate can be significantly different from year to year.
The Mineral and Petroleum Resources Development Act, 2002 (MPRDA) provides a statutory right of access for the mining right holder to the mining area for the purposes of conducting mining operations and does not require the holder to own the land on which it conducts operations. Once a mining right is granted, a landowner cannot refuse a lawful mining right holder the right to conduct its mining operations. In addition, the landowner is only entitled to compensation for loss or damage from the mining right holder for the use of the land for mining operations conducted in terms of the MPRDA.
In 2017, the African National Congress (ANC) resolved to pursue a policy of expropriating land without compensation, provided, among other things, that such expropriation does not undermine economic growth and job creation. This policy resulted in the publication of the draft South African Constitution Eighteenth Amendment Bill (Draft Constitution Eighteenth Amendment Bill) in 2019, which introduced legislation to amend section 25 of South Africa’s Constitution to enable the state to expropriate land in the public interest without compensation. The necessary approvals were ultimately not obtained and consequently, the Draft Constitution Eighteenth Amendment Bill was not adopted.
In 2019, prior to the introduction of the Draft Constitution Eighteenth Amendment Bill, a draft expropriation bill (Draft Expropriation Bill) was published for public comment by the South African Minister for Public Works (Minister for Public Works), which would allow the state to expropriate land without compensation where doing so would be for a public purpose or in the public interest. In determining to expropriate land without compensation, this legislation would also require the consideration of “all relevant circumstances”, which include, among other things, whether the land is held purely for speculative purposes, is owned by the state or is abandoned. In 2020, a new draft expropriation bill (New Draft Expropriation Bill) was introduced by the Minister for Public Works of South Africa. The New Draft Expropriation Bill is currently in the public consultation process and is expected to be tabled for discussion in the South African Parliament in 2022.
Any expropriation legislation resulting in the expropriation of land, including the New Draft Expropriation Bill, on which Gold Fields operates or relies on would disrupt operations, which could have a material adverse effect on Gold Fields’ business, operating results and financial condition.
In Ghana, the ownership of land on which there are mineral deposits is separate from the ownership of the minerals as minerals are the property of the Ghanaian Republic and are vested in the president in trust for the people of Ghana. On 1 January 2017, in line with the development agreements concluded between Gold Fields and the government of Ghana (the Development Agreements), Gold Fields’ royalty rate changed from a flat 5% of revenue to a sliding scale royalty based on the price of gold, starting at a rate of 3% on a gold price below U.S.$1,300 per ounce. From 2016, the Development Agreements also reduced the corporate tax rate from 35% to 32.5%. There can be no guarantee that the existing tax and royalty rates will not increase in the future, or that the government of Ghana will not materially change the terms of the Development Agreements or rescind the agreements altogether. The Asanko Gold Mine, which includes its associated properties and exploration rights in Ghana (Asanko), does not have a development agreement with the government of Ghana.
The government of Ghana has a right to a 10% free carried interest in the rights and obligations of the mineral operations. In addition, stool/land rents of approximately U.S.$3 to U.S.$3.2 per acre are (depending on the exchange rate) payable to the government of Ghana. Further, under the Ghanaian Minerals and Mining Act, 2006 (Act 703) (Minerals and Mining Act), the Ghanaian Minister of Lands and Natural Resources (Minister of Lands and Natural Resources) has the right of pre-emption over all minerals obtained in Ghana and products derived from the refining or treatment of these minerals. On 31 July 2018, the Minister of Lands and Natural Resources informed the Chamber of the government of Ghana’s intention to exercise its right of pre-emption to acquire up to 30% of all gold mined in Ghana for the benefit of Ghanaian refineries. The discussions between the Chamber and the government of Ghana are ongoing and it is unclear what effect this action will have at this stage. See “—Environmental and Regulatory Matters—Ghana—Mineral Rights”.
In Peru, the general corporate income tax rate was increased from 28% to 29.5% with effect from 1 January 2017. In turn, the dividends income tax rate applicable to non-resident shareholders has reduced from 6.8% to 5% In addition to the corporate income tax, mining companies are required to pay a statutory mining royalty (Regalía Minera), a Special Mining Tax (Impuesto Especial a la Minería), and a Special Mining Burden (Gravamen Especial a la Minería). Since July 2012, mining companies have also been required to pay an annual supervisory contribution to the Supervisory Body of Investment in Energy and Mining (Organismo Supervisor de la Inversion en Energia y Mineria, or the OSINERGMIN), as well as to the Assessment and Environment Supervising Agency (Organismo de Evaluacion y Fiscalizacion Ambiental, or the OEFA). See “—Environmental and Regulatory Matters—Peru—Mining Royalty and Other Special Mining Taxes and Charges’’. In addition, a consultation law was enacted on 7 September 2011, requiring the government to consult with indigenous or native populations on legislative or administrative proposals that may have an impact on their collective rights, including the granting of permits for the development of mining projects. See “—Environmental and Regulatory Matters—Peru—Mining Royalty and Other Special Mining Taxes and Charges”. The effect of any further changes to the regulatory system in Peru on Gold Fields cannot be predicted at this stage.
In Chile, following an outbreak of social unrest, in February 2020, the Chilean Congress approved a tax reform bill aimed at raising an additional U.S.$2.2 billion per year. The majority of the tax increases apply to individuals and do not impact Gold Fields directly. In 2019, Gold Fields entered into a stability agreement with the Chilean government, pursuant to which a special investment regime applies such that Salares Norte is not subject to any new tax, royalty, fee or similar encumbrance over mining activities, but is subject to the general tax regime. Unless there is further taxation reform, Gold Fields expects that the Salares Norte project will be subject to the current 27% corporate tax rate in Chile, and that any dividends paid by the Salares Norte project to Gold Fields will be subject to the current 35% withholding tax rate in Chile. Further, it is anticipated that the 27% corporate tax paid will fully count as a credit against the withholding tax levied, resulting in an effective dividend withholding tax rate of approximately 8% The Chilean government has also announced a review of all exemptions and special tax regimes in Chile as part of an upcoming constitutional reform referendum scheduled for 2022. Accordingly, with further changes to the Chilean tax system expected, it is unclear at this stage what effect such changes will have on Gold Fields.
Australia operates a state-based royalty regime, and a federal income tax regime. Each of Gold Fields’ Australian mines are located in the state of Western Australia, which imposes a 2.5% royalty on the value of gold produced. In the 2017 budget of the state of Western Australia, the Western Australian government announced a proposed increase to the mineral royalty rate for gold to 3.75% This proposal was met with significant co-ordinated opposition by the gold industry and was not successfully passed by the Western Australian Legislative Council in either the first or second attempt by the government of Western Australia. The 2019-2020, 2020-2021 and 2021-2022 budgets of the state of Western Australia did not provide for an increase in the royalty on gold, maintaining the existing rate of 2.5% While the prior Treasurer of Western Australia signalled in July 2020 that the state government of Western Australia does not intend to further pursue royalty changes and had not included any provision for an increase to the royalty on gold in the budget forward estimates (which covered the period through to 2024), the risk remains that the government of Western Australia will seek to impose royalty increases in the future.
The Australian federal government levies corporate income tax at the rate of 30%, or 27.5% for base rate entities. Additionally, integrity measures have been passed by the Australian Parliament effective from 1 July 2017 to ensure that the lower corporate tax rate will be limited to only those companies with aggregated turnover less than A$50 million and no more than 80% passive income. Furthermore, for base rate entities, the corporate tax rate decreased to 26% for the income year ended in 2021 and decreases further to 25% for the income year ending in 2022 and later. The Australian federal government has abandoned its proposal to reduce the corporate tax rate from 30% to 25% for other corporate entities.
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
South Africa
Gold Fields’ operations in South Africa are subject to legislation regulating the exploitation of mineral resources through the granting of rights required to prospect and mine for minerals. This includes broad-based black economic empowerment (B-BBEE) legislation designed to effect the entry of Historically Disadvantaged Persons, as defined in the MPRDA (Historically Disadvantaged Persons), into the mining industry and to increase their participation in the South African economy.
The MPRDA is the primary legislation regulating the mining industry in South Africa. It requires, among other things, that mining companies submit SLPs, which set out their commitments relating to human resource development, labour planning and socio-economic development planning to the DMRE. Gold Fields’ SLP for the 2018 to 2022 period has been approved by the DMRE. There is uncertainty how the MPRDA will be applied and interpreted in the future, and what changes, if any, Gold Fields will be required to make in order to comply with this legislation to avoid its mining rights being cancelled or suspended. In addition to the MPRDA, Gold Fields may be required to comply with certain policies of the Broad-Based Socio-Economic Empowerment Charter for the South African Mining and Minerals Industry, 2018 (2018 Mining Charter), the application of which remains uncertain. See “—Environmental and Regulatory Matters—South Africa—Mineral Rights”.
Ghana
Gold Fields Ghana Limited (Gold Fields Ghana) has two major mining leases in respect of its mining operations, namely the Tarkwa property lease and the Teberebie property lease. There are three mining leases under the Tarkwa property lease, all of which were granted in 1997 and will expire in 2027, and two mining leases under the Teberebie property lease, which were granted between 1988 and 1992, and expired in 2018. The Ghanaian Minerals Commission (the Minerals Commission) approved Gold Fields Ghana’s application for an extension of the Teberebie leases to 2036 and the Minister of Lands and Natural Resources approved the extension of the lease to 2036 on 12 November 2018. Abosso Goldfields Limited (Abosso) holds the mining lease in respect of the Damang mine which was granted in 1995 and expires in 2025, as well as the mining lease in respect of the Lima South pit that expired in 2017 and was extended on 16 July 2020 for another 10 years by the Minister of Lands and Natural Resources on the recommendation of the Minerals Commission For further information, see “—Environmental and Regulatory Matters—Ghana—Mineral Rights”.
Chile
In 2020, Chilean voters elected to form a constitutional convention to rewrite Chile’s constitution, and in February 2022, the constitutional convention’s environmental committee approved a proposal to nationalise Chile’s copper, lithium and gold mines. This proposal is in its early stages and requires approval by two thirds of the full constitutional convention and ratification by a national referendum. If the proposal ultimately becomes part of Chile’s new constitution, Gold Fields' operations in Chile may be halted or curtailed, resulting in a material adverse effect on its business, operating results and financial condition. See “—Economic, political or social instability in the countries or regions where Gold Fields operates may have a material adverse effect on Gold Fields’ operations and profits”.
Failure by Gold Fields to comply with the conditions of our mining rights, mineral rights legislation or to renew mining leases in any of the jurisdictions in which it operates may cause it to lose the right to mine, fail to acquire new rights to mine and may have a material adverse effect on Gold Fields’ business, operating results and financial condition.
Political and regulatory developments and social unrest in Chile may have a material adverse effect on Gold Fields’ business, operating results and financial condition.
One of Gold Fields’ key strategic priorities is the Salares Norte project in Chile, which is expected to be commissioned in early 2023. In recent years, Chile has experienced extended civil unrest and is currently undergoing a period of regulatory reform. In 2019 and 2020, Chile saw significant protests associated with economic conditions resulting in the declaration of a state of emergency in several major cities. The protests in Chile began over criticisms about social inequality lack of quality education, weak pensions, increasing prices and low minimum wage. Following the protests, Chile held a national referendum during which the formation of a constitutional convention to rewrite Chile’s constitution was overwhelmingly approved. The constitutional convention met for the first time in July 2021.
In February 2022, the constitutional convention’s environmental committee approved a proposal to nationalise Chile’s copper, lithium and gold mines. This proposal is in its early stages and still requires approval by two thirds of the full constitutional convention. Once the new constitution is drafted, it will need to be ratified by voters in another national referendum. If the proposal to nationalise Chile’s gold mines ultimately becomes part of Chile’s new constitution, Gold Fields' operations in Chile may be halted or curtailed, which may have a material adverse effect on its business, operating results and financial condition. Furthermore, if social unrest in Chile were to continue or intensify, it could lead to operational delays or adversely impact our ability to operate in Chile.
An actual or alleged breach or breaches in governance processes, or fraud, bribery and corruption may lead to public and private censure, regulatory penalties, fines and/or sanctions and loss of licences or permits and may impact negatively upon our empowerment status and may damage Gold Fields’ reputation.
Gold Fields operates globally in multiple jurisdictions and with numerous and complex legal frameworks, applicable rules, codes and standards, and its governance and compliance framework and implemented processes may not prevent potential breaches of law or accounting or other governance practices. Gold Fields’ operating and ethical codes facilitate the reporting of internal and external fraudulent behaviour and dishonesty. Dedicated reporting mechanisms relating to fraud, bribery and corruption pivot on a Group Whistle Blower line, under the ambit of a Group Whistle Blower Policy, and an internal Grievance mechanism within the Human Resources discipline. Gold Fields’ operating and ethical codes, among other rules, codes, standards and guidance, may not prevent instances of fraudulent behaviour and dishonesty, (internally or by associated third parties), nor guarantee compliance with legal and regulatory requirements.
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
Furthermore, guidelines and targets have been provided to facilitate compliance with the open-ended broad- based socio-economic empowerment requirements set out in the MPRDA and other legislation and policies. See “—Gold Fields’ mineral rights are subject to legislation, which could impose significant costs and burdens and which impose certain ownership requirements, the interpretation of which is the subject of dispute”. The ongoing implementation of these requirements may be contentious.
In Peru, Gold Fields’ operations recently have been, and may in the future be, impacted by increased union activities, often resulting from restructurings, and new labour laws. In June 2019, a three-year deal labour agreement was concluded for fiscal 2019 to fiscal 2022 at Cerro Corona, which included an average salary increase of 5% over the period.
While Gold Fields seeks to strengthen its relationship with the labour unions in the regions where it operates, there can be no guarantee that labour unions will not undertake strikes or “go-slow” actions during periods of resistance to Gold Fields’ operational decisions, impacting the Group’s operations and those of other related industries and suppliers.
Gold Fields’ direct employees in Ghana are currently not unionised, however, this may change should employees decide to join a union pursuant to the Ghanaian Labour Act and related labour laws or if Gold Fields shifts its direct employees to a contract mining model. Approximately 47% of our contractors in Ghana are unionised.
In Australia, Gold Fields has a labour agreement with employees which it is in the process of updating. Although the agreement protects Gold Fields from lawful industrial action, including strike activity, unlawful industrial action remains a possibility.
Gold Fields may also be impacted by recent and proposed legislation in Australia. This includes the amendment to the Fair Work Act 2009, which affords “casual” employees the right to convert to permanent employment after 12 months, and introduces criminal and regulatory penalties for underpayment of employee entitlements. It also includes the Australian Law Reform Commission’s recommendations to impose criminal penalties on companies engaged in conduct or patterns of behaviour that result in multiple breaches of civil penalty provisions. Depending on the implementation of the new legislation and whether the suggested penalties are passed into law, Gold Fields may be liable to its employees in respect of these issues and/or regulations.
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
Gold Fields has global insurance policies covering general liability, directors’ and officers’ liability, cyber security, accidental loss or material damage to its property, business interruption in the form of fixed operating costs or standing charges and other losses. The costs of maintaining adequate insurance coverage, most notably directors’ and officers’ liability insurance and cyber security, have increased significantly recently and may continue to do so in the future, thereby adversely affecting our operating results. If such costs continue to increase, we may be forced to accept lower coverage and higher deductibles, which, in the event of a claim, could require significant, unplanned expenditures of cash and inhibit our ability to recruit qualified directors and officers.
In addition, Gold Fields may become subject to liability against potential claims which it has not insured, cannot insure or has insufficiently insured, or be able to insure the amount needed due to lack of capacity by insurers in the market, including those in respect of past mining activities. Gold Fields’ property and business interruption insurance and general liability may not cover a particular event at all or be sufficient to fully cover Gold Fields’ losses, including, without limitation, as a result of natural disasters, public health emergencies and other events that could disrupt our operations, such as COVID-19. See “—The impact from, and measures taken to address, the COVID-19 pandemic have, and may continue to, adversely affect Gold Fields’ people, and may impact its business, operating results, cash flows and financial condition”. Further, Gold Fields’ existing insurance policies contain exclusions and limitations on coverage. For example, should Gold Fields be subject to any regulatory or criminal fines or penalties, these amounts would not be covered under its insurance programme, either due to exclusions or limitations, or because it is prohibited by legislation in some jurisdiction. Should Gold Fields suffer a major loss, future earnings could be affected. In addition, Gold Fields’ insurance does not cover loss of profits. As a result, in the future, Gold Fields’ insurance coverage may not cover the extent of claims against it or any cross-claims made.
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
Gold Fields is incorporated in South Africa as a public company. All of Gold Fields’ directors and executive officers reside outside the United States, and the majority of (i) Gold Fields' assets and (ii) the Gold Fields directors’ personal assets are located outside the United States. Accordingly, investors that obtain judgments in the United States or other foreign jurisdictions may face obstacles to enforcing foreign judgments in South Africa.
There are several conditions to be met for a foreign judgment to be enforced. In particular, South African courts will:
•not enforce foreign revenue laws or claims for punitive, multiple or penal damages;
•not enforce judgments (i) repugnant to then prevailing public policy, or (ii) obtained by fraudulent or similar means; and
•only enforce final judgments by a court or body having competence to decide the matter in the foreign jurisdiction.
South African courts will apply their own procedural rules and the capacity of parties to contract will be determined in accordance with South African law. Moreover, a plaintiff who is not resident in South Africa may be required to provide security for costs in the event of proceedings being initiated in South Africa and the Rules of the High Court of South Africa require that documents executed outside South Africa must be authenticated for the purpose of use in South Africa.
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
Gold Fields pays cash dividends only if funds are available for that purpose. Whether funds are available depends on a variety of factors, including the amount of cash available and Gold Fields’ capital expenditures (on both existing infrastructure, as well as on exploration and other projects) and other cash requirements existing at the time. Under South African law, Gold Fields will be entitled to pay a dividend or similar payment to its shareholders only if it meets the solvency and liquidity tests set out in the Companies Act No. 71 of 2008 (the Companies Act) and Gold Fields’ Memorandum of Incorporation (MOI). Given these factors and the Board of Directors’ discretion to declare cash dividends or other similar payments, dividends may not be paid in the future. A 20% withholding tax is applicable on dividends declared by South African resident companies to non-resident shareholders or non-resident ADS holders. See “—Additional Information—Taxation—Certain South African Tax Considerations—Tax on Dividends”.
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
Gold Fields’ ordinary shares are subject to dilution upon the vesting of Gold Fields’ outstanding share awards.
Shareholders’ equity interests in Gold Fields will be diluted to the extent of future vestings or settlements of rights under the Gold Fields 2012 Share Plan (the 2012 Plan), the Gold Fields 2005 Share Plan (the 2005 Plan), the amended Gold Fields Limited 2012 share plan, (the amended Gold Fields Limited 2012 Share Plan), or the Gold Fields 2018 Long-term Incentive (LTI) Plan (the 2018 LTI Plan) and any additional rights. See “Annual Financial Report—Remuneration Report—Remuneration policy—Cash-settled Long-term incentive plan” and “Annual Financial Report—Notes to the consolidated financial statements—Note 5. Share-based payments”. Gold Fields shares are also subject to dilution in the event that the Board is required to issue new shares in compliance with B-BBEE legislation.

Additional Information on the Company
Organisational Structure(1),(2)
Gold Fields is a holding company with its significant ownership interests organised as set forth below.

Notes:
(1) As of 31 March 2022, unless otherwise stated, all subsidiaries in this organisational chart are, directly or indirectly, wholly owned by Gold Fields.
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
Summary Overview of Mining Operations
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
The following graphic sets out the geographical distribution of Gold Field’s mining properties.
The following table sets out the aggregate production of Gold Fields’ mining operations for the years ended 31 December 2021, 2020 and 2019. All production numbers are presented as attributable.

	Year ended 31 December
	2021	2020	2019

Gold production (koz)	2,196 koz	2,117 koz	2,025 koz
Copper production (kt)	26 kt	25 kt	31 kt

The following table sets out an overview of Gold Fields’ operative mining areas, as of 31 December 2021.

	Size (hectares)	Attributable Ownership	Operator	Stage	Mine Type	Commodity	Mineralisation Style

South Africa
South Deep	4,268	90.495%	Gold Fields	Production	Underground	Gold	Paleoplacer
Ghana
Tarkwa	19,866	90%	Gold Fields	Production	Open pit and stockpile	Gold	Paleoplacer
Damang	24,265	90%	Gold Fields	Production	Open pit and stockpile	Gold	Hydrothermal
Asanko	47,600	45% JV (Galiano: 45%; Government of Ghana: 10%)	Galiano Gold	Production	Open pit and stockpile	Gold	Birimian shear hosted
Australia(1)
St. Ives	299,186	100%	Gold Fields	Production	Underground, open pit and stockpile	Gold	Archaean shear hosted orogenic
Agnew	72,542	100%	Gold Fields	Production	Underground	Gold	Archaean shear hosted orogenic
Granny Smith	92,397	100%	Gold Fields	Production	Underground	Gold	Archaean shear hosted orogenic
Gruyere	142,092	50% JV (50% Gold Road Resources)	Gold Fields	Production	Open pit and stockpile	Gold	Archaean shear hosted orogenic
Peru
Cerro Corona	6,265	99.53%	Gold Fields	Production	Open pit and stockpile	Gold; Copper	Porphry
Chile
Salares Norte	97,200	100%	Gold Fields	Development	Open pit	Gold; Silver	Epithermal

Gold Fields leases its corporate headquarters in Sandton, Johannesburg, South Africa.
According to the MPRDA, the mineral resources of South Africa belong to the nation and to the state (as custodian of the nation’s resources, which is entitled to grant prospecting and mining rights). The MPRDA provides a statutory right of access for the mining right holder to the mining area for the purposes of conducting mining operations and does not require the holder to own the land on which it conducts operations. Once a mining right is granted, a landowner cannot refuse a lawful mining right holder the right to conduct its mining operations. In addition, the landowner is not entitled to compensation from the mining right holder for the use of the land for mining operations conducted in terms of the MPRDA. In May 2010, the DMRE approved the conversion of the South Deep old order mining right into a new order mining right. Included in this approval was an additional area called Uncle Harry’s which is contiguous to South Deep. The durations of the South Deep and Uncle Harry’s mining rights are both 30 years, with a reasonable expectation of right of renewal.
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
Gold Fields’ West Africa operations comprise three legally registered entities, namely Tarkwa mine (Gold Fields Ghana), Damang mine (Abosso) and a 45% stake in the Asanko JV, which holds a 100% interest in Asanko (comprising the Asanko Gold Mine and its associated properties and exploration rights in Ghana). Pursuant to the joint venture, Galiano (formerly Asanko Gold) holds 45% interest in the Asanko JV and the Ghanaian government holds 10% of the Asanko JV as a free carried interest. Gold Fields Ghana obtained the mining rights for the Tarkwa property from the government of Ghana in 1993. In August 2000, with the consent of the government of Ghana, Gold Fields Ghana was assigned the mining rights for the northern portion of the Teberebie property. The Tarkwa rights expire in 2027 and the Minister of Lands and Natural Resources has approved the extension of the Teberebie Leases to 2036. Abosso holds the right to mine at the Damang property under the Damang and Lima South mining leases from the government of Ghana. The Damang lease expires in 2025. The Lima South lease, which expired in 2017 has been extended for another 10 years by the Minister of Lands and Natural Resources on the recommendation of the Minerals Commission. Gold Fields has a reasonable expectation that the Tarkwa and Damang leases can be extended to extract planned and future defined Reserves.
Gold Fields and the Asanko JV may respectively exploit all surface and underground gold at all three sites until the rights expire, provided that Gold Fields pays the government of Ghana a quarterly royalty. See “—Environmental and Regulatory Matters—Ghana—Mineral Rights”.
In Western Australia, land that is the subject of mining rights is leased from the state. West Australian mining leases have an initial term of 21 years with one automatic 21-year renewal period and thereafter an indefinite number of 21-year renewals with government approval. In relation to gold produced from the mining leases at St. Ives, Agnew, Gruyere and Granny Smith, Gold Fields pays an annual royalty to the state of 2.5% of revenue. Pursuant to its joint venture with Gold Road Resources, Gold Fields holds a 100% interest (through its subsidiary) in the Gruyere Mining Co Pty, which has a 50% interest in Gruyere. Gold Road Resources also holds a 50% interest in Gruyere. Gruyere’s first gold was poured in 2019.
In Peru, exploration and extraction activities can only be performed in duly authorised areas. Authorisation is granted by the Peruvian government when a mining concession is issued. Mining concessions expire if the titleholder does not exploit the concessions for a period of 15 years, unless the titleholder demonstrates to the authorities that this was through no fault of its own, in which case the authorities may allow the titleholder to begin to exploit the concession within the next five years that follow. The titleholder must comply with specific obligations, such as paying annual fees of U.S.$3.00 per hectare, meeting minimum investment requirements, paying a monthly royalty according to the value of the produced concentrates and other requirements. See “—Environmental and Regulatory Matters—Peru—Concessions—Mining Concessions”.
In Chile the legal entity of Salares Norte is under construction with all necessary permits in place. The environmental permit requires the protection and relocation of the endangered short-tailed chinchilla (Chinchilla chinchilla). The Rescue and Relocation Plan commenced during October 2020, with the capture and relocation of four chinchillas. Two of the four chinchilla did not survive, whilst two relocated successfully. The environmental regulator (SMA) issued a suspension notice for the rescue and relocation plan. In December 2021 the SMA began sanction proceedings against the Salares Norte project due to infringements in the relocation process. A compliance programme was submitted to the SMA in response to sanction proceedings.
Material Operating Properties
2021 is the first year that Gold Fields is reporting Mineral Resources under §1300 amendments to Regulation S-K of the U.S. Securities Act. Correspondingly, it is the first time that it is disclosing Mineral Resources in excess of (excluding) Mineral Reserves (EMR). As a result, there are no historical numbers reported in the Mineral Resources tables.
Mineral Resources inclusive of Mineral Reserves (IMR) have previously been reported in the Gold Fields Mineral Resources and Mineral Reserves Supplement to the Gold Fields Integrated Annual Report. However, EMR cannot be calculated by excluding reported Reserves alone, as modifying factors must be applied. For further information on estimation methodology, see “—Summary of Mineral Resources and Reserves—Reserves of Gold Fields as at 31 December 2021—Methodology”.

South African Operations
Gold Fields’ South African region consists solely of the South Deep gold mine.
South Deep Mine
The following graphic illustrates the location of the South Deep operations, including administrative offices and plants.
Introduction
South Deep is situated 45 kilometres southwest of Johannesburg, in the Gauteng Province of South Africa, accessible via the N12 provincial road between Johannesburg and Potchefstroom. South Deep has recalibrated its operating model via an organisational restructuring and reset the production ramp-up schedule, which is expected to result in an initial steady state production profile being achieved in approximately five years. South Deep uses trackless mechanised bulk mining methods comprising an array of techniques and mobile machines to achieve the most efficient extraction system for any given area in the ore body. South Deep converted its old order mining right to new order mining rights in July 2010, as required by the MPRDA. Under the new order mining rights, South Deep operates under a mining lease with a total area of approximately 4,268 hectares.
South Deep’s total Reserve base comprises 3% located in Current Mine, 25% in North of Wrench and 71% in South of Wrench.
Operational Infrastructure
South Deep twin shafts are the main access to the LoM Reserve with shaft sinking and underground development commenced in the early 1990’s. The surface infrastructure dates to around the early 1990’s. South Deep has progressed with international mining industry mechanisation and modernisation. South Deep has an annual major and critical item condition survey to focus reliability and minimise down time. South deep has a comprehensive maintenance strategy that includes regular underground development, equipment refurbishment or replacement. South Deep mine design and scheduling includes sustainable capital to support the remaining 80 year LoM Reserve.
The underground workings are accessed from the surface through three shaft systems, the Twin Shaft Complex (main and ventilation shafts), of which the main shaft comprises a single-drop to 110A level, a depth of 2,998 metres, the vent shaft to 110 level and the South Shaft Complex, which is a sub vertical system to 95A level. South Deep’s workings are at a significant depth and therefore require comprehensive ground support mechanisms to mitigate the risk of production interruptions from potential seismicity, backfilling to support mined out voids and major cooling infrastructure. The South Deep access to the national electricity grid, regional water, and road infrastructure and is located near regional urban centres where it can obtain needed supplies and services. South Deep is in the heart of the South African gold mining infrastructure network with well-established road access.

South Deep is divided into three principal areas, comprising:

•the “Current Mine” area, which is characterised by selective mining methods scattered over a large area and is accessed from four active levels from both the South Shaft and Twin Shaft complexes;
•the “North of Wrench” area, which is directly south and down dip of the “Current Mine”, and comprises six mining corridors separated by regional pillars. A bulk mining and less selective mining method is applied in this area, resulting in a higher resource to reserve conversion ratio; and
•the “South of Wrench” area, which is situated south and down dip of “North of Wrench” separated by a major up-dipping Wrench Fault from South of Wrench, will be mined in the same manner as the latter.
For additional information, see “—Risk Factors—Gold Fields has experienced, and may continue to experience, difficulties, operational delays, cost pressures and impact associated with the mine ramp-up at the South Deep operation in South Africa”.
History
The current South Deep operations derive from the Barrick-Western Areas Joint Venture, which Gold Fields acquired in a series of transactions in the second half of 2007. The Barrick-Western Areas Joint Venture was named the South Deep Joint Venture (South Deep Joint Venture). In 2011, Newshelf 899 (Pty) Ltd (Newshelf) was established as the holding company of the South Deep Joint Venture. Newshelf is a 90% subsidiary of Gold Fields and the remaining 10% is held by outside shareholders as part of the black economic empowerment transaction. The current LoM of South Deep extends to 2101. The Attributable value is 90.495% for the 2021 Mineral Reserve and Mineral Resource.
Geology
South Deep is a deep-level underground gold mine located along the northern and western margins of the Witwatersrand Basin, which has been the primary contributor to South Africa’s production and a significant portion of the world’s recorded gold output since 1886.
Gold mineralisation at South Deep is hosted by conglomerates of the Upper Elsburg reefs and the Ventersdorp Contact Reef (VCR). The Upper Elsburg reefs sub-crop against the VCR in a north-easterly trend, which defines their western limits. To the east of the sub-crop, the Upper Elsburg reefs are preserved in an easterly diverging sedimentary wedge attaining a total thickness of approximately 120 metres, which is subdivided into the lower “Individuals” and the overlying “Massives” to the west of the sub-crop, only the VCR is preserved.
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
The following table sets out the Mineral Reserves and Mineral Resources of the South Deep gold mine as at the years indicated that are attributable to Gold Fields.
Attributable Mineral Reserves and Mineral Resources in excess of Reserves

	Year ended 31 December
	2021			2020			% Change(4)
	Tonnes	Grade	Gold	Tonnes	Grade	Gold
	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)

Reserves(1)
Proved Reserves	14.1	5.4	2.4	14.6	5.8	2.7	-9
Probable Reserves	168.3	4.9	26.7	171.6	5.2	28.8	-7
Total Reserves	182.4	5.0	29.1	186.2	5.3	31.5	-8

Resources(2) (3)
Measured Resources	59.7	1.9	3.6	—	—	—	—
Indicated Resources	69.5	6.5	14.6	—	—	—	—
Inferred Resources	20.4	9.1	6.0	—	—	—	—
Total Measured and Indicated Resources	129.2	4.4	18.2	—	—	—	—
Notes:
(1) For the year ended 31 December 2021, the average reserve cut-off grades were 4.0 g/t to 4.4 g/t and metallurgical recovery was 96.5%.
(2) For the year ended 31 December 2021, the average resource cut-off grades were 3.4 g/t to 4.6 g/t and metallurgical recovery was 96.5%.
(3) Gold Fields is disclosing Mineral Resources in excess of (excluding) Mineral Reserves for the first time for the year ended 31 December 2021 as required by §1300 of Regulation S-K of the U.S. Securities Act. As a result, historical Mineral Resources are not available.
(4) Reduction in Reserves is attributed to changes in resource modelling techniques in combination with increased cut off grades due to increased mining and processing costs and depletion.

West Africa Operations
The West Africa operations comprise the Tarkwa, Damang and the Asanko (through the Asanko JV) gold mines in Ghana. Gold Fields Ghana, which holds the interest in the Tarkwa mine, and Abosso, which owns the interest in the Damang mine, are 90% owned by Gold Fields and 10% by the Ghanaian government (as a free carried interest). Through its subsidiary, Gold Fields holds a 45% interest in the Asanko JV, which holds a 100% stake in Asanko (comprising the Asanko Gold Mine and its associated properties and exploration rights in Ghana). Pursuant to the joint venture, Galiano holds 45% interest in the Asanko JV and the Ghanaian government holds 10% of the Asanko JV as a free carried interest.
Tarkwa Mine
The following graphic illustrates the location of the Tarkwa Mine operations, including administrative offices and plants.

Introduction
The Tarkwa mine is located in southwestern Ghana, about 300 kilometres by road, west of Accra, the capital and 4km west of the town of Tarkwa with good access roads and an established infrastructure. The Tarkwa mine consists of several open pit operations on the original Tarkwa property and the adjacent southern portion of the property, which was formerly referred to as the Teberebie property and was acquired by Gold Fields in August 2000. Mining is done by open pit using conventional drill and blast and truck and shovel methods using contractor mining. Gold Fields operates the mine with a conventional carbon-in-leach (CIL) plant, with a gyratory crusher feeding a semi-autogenous (SAG) mill and ball mill. The Tarkwa mine operates under mining leases with a total area of approximately 19,866 hectares, the entirety of which are for surface operations, excluding the overlapping area between Tarkwa and Damang. Adjustments to the licensed area are the result of the cadastral system revisions.
Operational Infrastructure
Tarkwa open pit commenced in 1999 and included the 13.5 Mtpa CIL processing plant and modern surface infrastructure. Tarkwa has an annual major and critical item condition survey to focus reliability and minimise down time and a comprehensive maintenance strategy that includes regular equipment refurbishment or replacement. The Tarkwa mine design and scheduling includes sustainable capital to support the remaining LoM Reserve. Tarkwa has contractors that conduct mining operations and who are responsible for maintaining and modernising the mining fleet.
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
The Tarkwa mine completed its transition from the national grid to an independent power producer, Genser Energy, during 2018. Genser Energy commissioned the last of the units at its Tarkwa gas plant in February 2018 and now supplies 42MW of energy at Tarkwa, which accounts for 95% of its total electricity consumption, with additional capacity available as a back-up. The remaining 5% is supplied by GRIDCO/VRA. The Tarkwa mine has access to water, road and railway infrastructure, although rail service has been non-operational for many years. Most supplies are trucked in from either the nearest seaport, which is approximately 90 kilometres away by road in Takoradi, or from Tema, near Accra, which is approximately 300 kilometres away by road.

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
Geology
Gold mineralisation at Tarkwa is hosted by Proterozoic Tarkwaian metasediments, which unconformity overlie a Birimian greenstone belt sequence. Gold mineralisation is concentrated in conglomerate reefs and has some similarities to deposits in the Witwatersrand Basin in South Africa. The deposit comprises a succession of stacked, tabular palaeoplacer units consisting of quartz pebble conglomerates. Approximately 10 such separate economic units occur in the concession area within a sedimentary package ranging from 40 metres to 110 metres in thickness. Low-grade to barren quartzite units are interlayered between the separate reef units. The Tarkwaian belt has been subject to moderate folding and at least five episodes of deformation have been recognised.
The following table sets out the Mineral Reserves and Mineral Resources of the Tarkwa gold mine as at the years indicated that are attributable to Gold Fields.
Attributable Mineral Reserves and Mineral Resources in excess of Reserves

	Year ended 31 December
	2021			2020			% Change(4)
	Tonnes	Grade	Gold	Tonnes	Grade	Gold
	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)

Reserves(1)
Proved Reserves	45.5	1.2	1.7	45.7	1.2	1.7	0
Probable Reserves	128.7	0.8	3.5	132.2	0.9	3.8	-7
Total Reserves	174.2	0.9	5.2	177.9	1.0	5.5	-5

Resources(2) (3)
Measured Resources	9.8	1.5	0.5	—	—	—	—
Indicated Resources	59.1	1.4	2.6	—	—	—	—
Inferred Resources	6.9	1.5	0.3	—	—	—	—
Total Measured and Indicated Resources	68.9	1.4	3.1	—	—	—	—
Notes:
(1) For the year ended 31 December 2021, the average reserve cut-off grades were 0.39 g/t for mill feed and metallurgical recovery was 96.3%.
(2) For the year ended 31 December 2021, the average resource cut-off grades were 0.33 g/t for mill feed and metallurgical recovery was 96.3%.
(3) Gold Fields is disclosing Mineral Resources in excess of (excluding) Mineral Reserves for the first time for the year ended 31 December 2021 as required by §1300 of Regulation S-K of the U.S. Securities Act. As a result, historical Mineral Resources are not available.
(4) Reductions in Mineral Resources and Reserves are primarily due to depletion and increased mining and processing costs, offset by increases due to a reduction in the stand off distance from the processing plant.

Damang Mine
The following graphic illustrates the location of the Damang Mine operations, including administrative offices and plants.

Introduction
The Damang deposits are located in the Wassa West District in southwestern Ghana approximately 300 kilometres by road west of Accra and approximately 30 kilometres by road northeast of the Tarkwa mine.
The mine now exclusively exploits hydrothermal-style gold deposits but historically has also produced from Witwatersrand-style palaeoplacer ore bodies. Damang utilised open pit, conventional drill and blast mining methods. Gold mineralisation is mined selectively to cut-off grades and segregated into grade ranges to balance ore production and processing capacities. The east wall of Damang has been re-engineered to mitigate geotechnical challenges with additional controls being implemented to ensure safe operations.
Damang holds mining and prospecting leases with a total area of approximately 24,265 hectares. All necessary statutory mining authorisations and permits are in place for the Damang and Lima South MLs. Abosso Gold Fields holds a ML in respect of the Damang mine dated 19 April 1995, as amended by an agreement dated 4 April 1996.
Operational Infrastructure
The Damang mine currently consists of the Damang Main pit cut back which is pivotal to the Damang reinvestment plan (comprising an investment in Damang to extend the LoM to 2025) and utilises a SAG and ball mill and CIL processing plant with pebble crusher and gravity recovery.
Damang open pit commenced in 1997 and included the 4.5 Mtpa conventional crush-grind-leach-Carbon-in-leach CIL processing plant, and modern surface infrastructure. Damang has an annual major and critical item condition survey to focus reliability and minimise down time and a comprehensive maintenance strategy that includes regular equipment refurbishment or replacement. The Damang mine design and scheduling includes sustainable capital to support the remaining year LoM Reserve. Damang has contractors that conduct mining operations and who are responsible for maintaining and modernising the mining fleet.

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
In 2016, Gold Fields commenced the Damang reinvestment plan, which comprises an investment in Damang to extend the LoM to 2025. The Damang reinvestment plan targets significant cut-backs in the main pit to access the primary higher-grade ore body at the bottom of the current Damang pit. Gold Fields has entered into a development agreement with the government of Ghana to support the Damang reinvestment plan. Delivery on the Damang reinvestment plan is on track. A feasibility study for an additional mini cut-back to the existing pit has now been approved and ongoing exploration near the mine has the potential to further extend the LoM beyond the current 2025 finish.
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
The following table sets out the Mineral Reserves and Mineral Resources of the Damang gold mine as at the years indicated that are attributable to Gold Fields.
Attributable Mineral Reserves and Mineral Resources in excess of Reserves

	Year ended 31 December
	2021			2020			% Change(4)
	Tonnes	Grade	Gold	Tonnes	Grade	Gold
	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)

Reserves(1)
Proved Reserves	8.5	0.9	0.2	7.1	1.1	0.2	0
Probable Reserves	7.0	1.4	0.3	12.0	1.8	0.7	-52
Total Reserves	15.5	1.1	0.6	19.0	1.5	0.9	-38

Resources(2) (3)
Measured Resources	3.7	1.7	0.2	—	—	—	—
Indicated Resources	40.3	2.1	2.7	—	—	—	—
Inferred Resources	8.9	1.9	0.6	—	—	—	—
Total Measured and Indicated Resources	44.1	2.1	2.9	—	—	—	—
Notes:
(1) For the year ended 31 December 2021, the average reserve cut-off grades were 0.67 g/t to 0.75 g/t and metallurgical recovery was 92%.
(2) For the year ended 31 December 2021, the average resource cut-off grades were 0.61 g/t to 0.86 g/t and metallurgical recovery was 92%.
(3) Gold Fields is disclosing Mineral Resources in excess of (excluding) Mineral Reserves for the first time for the year ended 31 December 2021 as required by §1300 of Regulation S-K of the U.S. Securities Act. As a result, historical Mineral Resources are not available.
(4) Reductions in Mineral Reserves are primarily due to increases in mining costs, depletion, geology and resource model updates based on additional drilling.

Asanko JV
The following graphic illustrates the location of the Asanko JV operations, including exploration tenements, administrative offices and plants.
Introduction
The Asanko operations are managed by Galiano Gold as part of the Asanko JV agreement. Gold Fields does not consider production from the Asanko mines to be material to the valuation of Gold Fields.
The Asanko concessions are located in the Amansie West District of the Ashanti Region of Ghana, approximately 250 kilometres northwest of the capital Accra, and about 50 kilometres to 80 kilometres southwest of the regional capital of Kumasi. The mining method for the two active Asanko ore bodies utilise contract miners and are conventional open pit truck and shovel operations. A pre-split wall control method is being implemented along all the pit walls in the fresh zones to ensure the stability of the pit walls.
Asanko holds a total area of approximately 47,600 hectares under mining and prospecting leases, which span 30 kilometres strike length of the Asankrangwa Gold Belt.
Operational Infrastructure
Asanko consists of a number of open pit operations with a SAG and ball mill and CIL processing plant. Asanko has access to the national electricity grid and water and road infrastructure. There are daily flights from Accra to Kumasi and, in addition, there is an airstrip located at the Obotan operation, which is used by Asanko to transport staff and service providers to and from Accra.
The Asanko processing plant was commissioned in 2015 and has a name plate capacity throughput of 5.4Mtpa. Gold Fields notes the recent disclosures by Galiano, indicating that: (i) gold recoveries at the Asanko gold mine were lower than expected, as gold grade in tailings product had increased; (ii) an updated Technical Report had been filed; and (iii) guidance for 2022 was based on mining during the first half of the year only, with production for the balance of 2022 comprising processing of stockpiles.
History

Asanko is a collective term for the Nkran and Esaase gold deposits plus nine satellite deposits. Nkran was previously exploited by Resolute (1997-2001) and produced approximately 730koz Au. The Nkran pit was dewatered and reopened by Asanko in 2015-2016. Since restarting the operation, Asanko has produced approximately 798koz gold from the Nkran pit and approximately 250koz gold from nearby pits (which are within eight kilometres of the Obotan Milling Complex).
In 2018, Gold Fields entered into a joint venture with Galiano, under which Gold Fields’ subsidiary acquired a 45% stake in the Asanko JV, which holds a 100% interest in Asanko (comprising the Asanko Gold Mine and its associated properties and exploration rights in Ghana). Pursuant to the joint venture, Galiano holds a 45% interest in the Asanko JV and the Ghanaian government holds 10% of the Asanko JV as a free carried interest. In the same year, preliminary development of the Esaase deposit, which comprises the bulk of the ore Reserve, was completed to allow for bulk sampling and test mining to begin in 2019. Mining uses contract miners and is done by conventional open pit truck and shovel operations. As part of Asanko’s operational plan for 2021, predominantly oxide and transitional ore is currently being mined at the Esaase deposit.
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
Reporting
Although Gold Fields previously reported Asanko’s Reserves as at 31 December 2019, our Reserves as at 31 December 2020 excluded our 45% interest in the Asanko JV. This was because Gold Fields’ JV partner, Galiano, informed Gold Fields that Asanko’s updated Mineral Resource and Reserve estimate was expected to be available only in the second half of 2021. This Mineral Resource and Reserve estimate was expected to incorporate new exploration and infill drilling, updated modifying factors, and updated geological modelling. The resource models for Asanko’s deposits were updated by Galliano in 2021. However, based on Gold Fields’ internal reviews and external reviews carried out by independent consultants commissioned by Gold Fields, portions of these models were considered to have a high degree of residual uncertainty. Critical drilling necessary to reduce this uncertainty has yet to be carried out. While Galliano has not yet presented Gold Fields with its proposed Mineral Resource and Reserves estimate for Asanko as at 31 December 2021, Gold Fields is concerned that the Reserve models underpinning this estimate would also have a high degree of residual uncertainty in the affected portions. Furthermore, as at 31 December 2021, the Asanko JV had not agreed a LoM plan to underpin its Mineral Resources and Reserves for this period. In addition, departures from Asanko’s 2019 pre-feasibility study mean that it can no longer be used in support of its Reserves. Galliano is operating based on an interim six-month plan in the first half of 2022 which is subject to review before extension.
As a result of these factors, combined with uncertainty in the modifying factors used by Galliano and their inconsistency with the modifying factors used by Gold Fields elsewhere in Ghana (particularly discount rate and gold price), Gold Fields’s Reserves as at 31 December 2021 will exclude its interest in Asanko.
Gold Fields believes that the Reserves attributable to Asanko are not material to the Reserves of the Group.

Australasia Operations
In relation to gold produced from the mining leases at St. Ives, Agnew, Gruyere and Granny Smith, Gold Fields pays an annual royalty to the state of 2.5% of revenue.
St. Ives
The following graphic illustrates the location of the St. Ives operations, including exploration tenements, administrative offices and plants.
Introduction
St. Ives is located 80 kilometres south of Kalgoorlie and 20 kilometres south of Kambalda, straddling Lake Lefroy in Western Australia. It holds exploration licences, prospecting licences, miscellaneous licences and mining leases covering a total area of approximately 299,186 hectares (inclusive of forty-nine non-managed leases totalling 6,747 hectares and thirteen JV leases totalling 37,213 hectares, where St. Ives is currently earning an interest.
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
Operational Infrastructure
St Ives open pit commenced in 1981 and included the 1988 3.1 Mt/a conventional Carbon-in-leach CIL processing plant and modern surface infrastructure. The recent small, short life open pit LoM Reserve commenced in 2006 and has systematic progressing to become short life underground mines. St Ives has progressed with international mining industry small sized mechanisation and modernisation. St Ives has an annual major and critical item condition survey to focus reliability and minimise down time. St Ives has a comprehensive maintenance strategy that includes owned regular equipment refurbishment or replacement. St Ives mine design and scheduling include sustainable capital to support the remaining year LoM Reserve. St Ives has contractors that conduct mining operations and who are responsible for maintaining and modernising the mining fleet.

The St. Ives plant includes a gravity circuit and consists of a primary gyratory crusher, followed by a single-stage SAG mill (with pebble crusher), gravity, leaching and CIP. The mine utilises a metallurgical CIP plant with a 4.7Mtpa name plate throughput capacity. The St. Ives operation obtains electricity pursuant to a contract with BHP Nickel- West that expires in January 2023 and has access to water, air and road infrastructure. Consumables and supplies are trucked in locally from both Perth and Kalgoorlie.
History
Gold was discovered in the St. Ives area in 1897, with intermittent production until Western Mining Corporation (WMC) commenced nickel and gold mining operations at St. Ives. Gold Fields acquired the St. Ives gold mining operation from WMC in November 2001. Ongoing exploration near the mine and extensional areas continue to replace mining depletion and extend the LoM, which is typical of the Archaean orogenic (shear zone) greenstone gold hosted gold camps, where St. Ives is located. The current LoM extends to 2030.
Geology
The gold deposits of St. Ives are located at the southern end of the Norseman-Wiluna greenstone belt of the West Australian Goldfields Province. In the St. Ives area, the belt consists of Kalgoorlie Group volcanic rocks, Black Flag group felsic volcanic rocks and sediments and a variety of intrusive and overlying post-tectonic sediments. The area is structurally complex, with metamorphism ranging from lower greenschist to lower amphibolite facies. Shear hosted gold mineralisation has been discovered in all stratigraphic units. Deposit styles and ore controls are varied ranging from minor structures, including vein arrays, breccia zones and central, to quartz-rich and mylonitic parts of shear zones. There are several styles of mineralisation at St. Ives including lode, supergene and palaeoplacer mineralisation and individual deposits may contain more than one of these styles.
The following table sets out the Mineral Reserves and Mineral Resources of the St. Ives gold mine as at the years indicated that are attributable to Gold Fields.
Attributable Mineral Reserves and Mineral Resources in excess of Reserves

	Year ended 31 December
	2021			2020			% Change(4)
	Tonnes	Grade	Gold	Tonnes	Grade	Gold
	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)

Reserves(1)
Proved reserves	4.7	2.9	0.4	4.7	2.1	0.3	33
Probable reserves	15.4	4.0	2.0	20.7	3.5	2.3	-15
Total Reserves	20.1	3.7	2.4	25.5	3.3	2.7	-9

Resources(2) (3)
Measured Resources	1.2	3.6	0.1	—	—	—	—
Indicated Resources	9.4	3.2	1.0	—	—	—	—
Inferred Resources	9.8	4.0	1.3	—	—	—	—
Total Measured and Indicated Resources	10.6	3.2	1.1	—	—	—	—
Notes:
(1) For the year ended 31 December 2021, the average reserve cut-off grades were 0.35 g/t to 0.40 g/t open pit 2.5 g/t to 3.5 g/t underground and metallurgical recovery was 65% to 96%.
(2) For the year ended 31 December 2021, the average resource cut-off grades were 0.71 g/t to 1.05 g/t for mill feed (open pit) and 1.9 g/t to 3.8 g/t for mill feed (underground) and metallurgical recovery was 65% to 96%.
(3) Gold Fields is disclosing Mineral Resources in excess of (excluding) Mineral Reserves for the first time for the year ended 31 December 2021 as required by §1300 of Regulation S-K of the U.S. Securities Act. As a result, historical Mineral Resources are not available.
(4) Reductions in Mineral Reserves at St Ives have resulted from depletion and increased mining costs causing some open pit and underground Resources considered to be no longer economic at Gold Fields price guidances; this reduction has been balanced by extensions of some underground Reserves due to near-mine extensional drilling.

Agnew
The following graphic illustrates the location of the Agnew operations, including exploration tenements, administrative offices and plants.
Introduction
The Agnew Gold Mining Company Proprietary Limited (AGMC) was incorporated in 2001, comprises the Agnew and Lawlers mines and is located 23 kilometres west of Leinster, approximately 375 kilometres north of Kalgoorlie and 870 kilometres northeast of Perth, Western Australia. Agnew holds exploration licences, prospecting licences and mining leases covering a total area of approximately 72,542 hectares. Agnew operates two underground mines, namely Waroonga and New Holland. The primary mining method at Waroonga is long-hole sub-level stoping with paste fill. The New Holland mining method depends on the geometry of the ore structure, with the primary method being long-hole open-stoping. Extensional and near mine exploration continues to generate new Mineral Reserves and extend the LoM which is currently to 2025.
Operational Infrastructure
Agnew/Lawlers EMU open pits commenced in 1986 and included the 1989 EMU increased capacity to 1.3 Mt/a conventional Carbon-in-leach CIL processing plant, and modern surface infrastructure. The recent small, short life Waroonga open pit LoM Reserve commenced in 2003 and has systematically progressed to become the predominant underground mine. Agnew has an annual major and critical item condition survey to focus reliability and minimise down time and a comprehensive maintenance strategy that includes owned regular equipment refurbishment or replacement. Agnew mine design and scheduling include sustainable capital to support the remaining year LoM Reserve. Agnew has owner operator and contractor mining operations and who are responsible for maintaining and modernising the mining fleet. A new crushing facility is currently being installed.
Agnew has one metallurgical plant in operation and is serviced by sealed road infrastructure to the mine gate. Supplies are generally trucked in from Perth or Kalgoorlie. Agnew is a fly-in fly-out operation with local services and external accommodation including air transport with a sealed runway. A new mine owned camp and runway upgrade was completed in 2019, which accommodates the mine employees and contractors. The bulk of the water is supplied from the mining operations and recovered from the in-pit tailings facility and previously mined pits. In 2020, a hybrid renewable power plant was commissioned, including solar, wind turbine, gas generator, battery power storage and diesel back-up power solutions. This power plant is operational and continues to supply power to the operation.

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
The following table sets out the Mineral Reserves and Mineral Resources of the Agnew gold mine as at the years indicated that are attributable to Gold Fields.
Attributable Mineral Reserves and Mineral Resources in excess of Reserves

	Year ended 31 December
	2021			2020			% Change(4)
	Tonnes	Grade	Gold	Tonnes	Grade	Gold
	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)

Reserves(1)
Proved reserves	0.02	7.2	0.004	0.1	2.3	0.008	-50
Probable reserves	5.1	6.1	1.0	5.2	5.5	0.9	11
Total Reserves	5.1	6.1	1.0	5.3	5.4	0.9	10

Resources(2) (3)
Measured Resources	0.1	5.8	0.02	—	—	—	—
Indicated Resources	8.1	4.7	1.2	—	—	—	—
Inferred Resources	7.6	4.5	1.1	—	—	—	—
Total Measured and Indicated Resources	8.2	4.7	1.2	—	—	—	—
Notes:
(1) For the year ended 31 December 2021, the average reserve cut-off grades were 2.6 g/t to 4.6 g/t mill feed (underground) and 0.9 g/t to 1.1 g/t (open pit) and metallurgical recovery was 93.4%.
(2) For the year ended 31 December 2021, the average resource cut-off grades were 2.2 g/t to 4.1 g/t mill feed (underground) and 0.8 g/t to 0.9 g/t (open pit) and metallurgical recovery was 93.4%.
(3) Gold Fields is disclosing Mineral Resources in excess of (excluding) Mineral Reserves for the first time for the year ended 31 December 2021 as required by §1300 of Regulation S-K of the U.S. Securities Act. As a result, historical Mineral Resources are not available.
(4) Increases in Mineral Reserves at Agnew are due to incorporation of down dip extensions to known ore shoots through underground extensional drilling which have wholly offset depletion.

Granny Smith
The following graphic illustrates the location of the Granny Smith operations, including exploration tenements, administrative offices and plants.
Introduction
Granny Smith is owned by GSM Mining Company (Pty) Ltd., a wholly owned subsidiary of Gold Fields. The mine is located 27 kilometres southwest of the town of Laverton in the Northern Goldfields of Western Australia and is accessible via the Mt. Weld Road. Laverton has a sealed road to Perth, 950 kilometres to the southwest, and Kalgoorlie, 400 kilometres to the south. Mining methods are Granny Smith include room and pillar, bulk stopes and long-hole open stoping mining.
Granny Smith holds exploration licences, prospecting licences and mining leases covering a total area of approximately 92,397 hectares, including miscellaneous and 96 non-managed tenements.
Operational Infrastructure
Granny Smith open pit commenced in 2001 and included the 3.5 Mt/a conventional Carbon-in-leach CIL processing plant, and modern surface infrastructure. The recent small, short life open pit LoM Reserve commenced in 2001 and has systematically progressed to become an underground mine. Granny Smith has an annual major and critical item condition survey to focus reliability and minimise down time and has a comprehensive maintenance strategy that includes owned regular equipment refurbishment or replacement. Granny Smith mine design and scheduling include sustainable capital to support the remaining year LoM Reserve. Granny Smith has contractors that conduct mining operations and who are responsible for maintaining and modernising the mining fleet. Mill and critical surface infrastructure underwent a major upgrade post acquisition approximately 6 years ago.
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
The following table sets out the Mineral Reserves and Mineral Resources of the Granny Smith gold mine as at the years indicated that are attributable to Gold Fields.
Attributable Mineral Reserves and Mineral Resources in excess of Reserves

	Year ended 31 December
	2021			2020			% Change(4)
	Tonnes	Grade	Gold	Tonnes	Grade	Gold
	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)

Reserves(1)
Proved reserves	2.2	4.9	0.4	2.2	5.0	0.4	-2
Probable reserves	10.4	5.6	1.9	10.4	5.4	1.8	+3
Total Reserves	12.6	5.5	2.2	12.6	5.3	2.2	+2

Resources(2) (3)
Measured Resources	4.1	5.3	0.7	—	—	—	—
Indicated Resources	20.7	5.0	3.4	—	—	—	—
Inferred Resources	11.0	5.0	1.8	—	—	—	—
Total Measured and Indicated Resources	24.8	5.1	4.1	—	—	—	—
Notes:
(1) For the year ended 31 December 2021, the average reserve cut-off grades were 2.6 g/t to 3.5 g/t and metallurgical recovery was 92%.
(2) For the year ended 31 December 2021, the average resource cut-off grades were 2.1 g/t to 3.0 g/t and metallurgical recovery was 92%.
(3) Gold Fields is disclosing Mineral Resources in excess of (excluding) Mineral Reserves for the first time for the year ended 31 December 2021 as required by §1300 of Regulation S-K of the U.S. Securities Act. As a result, historical Mineral Resources are not available.
(4) Increases in Mineral Reserves are due to mine extensional and infill drilling around known ore shoots off setting depletion.

Gruyere
The following graphic illustrates the location of the Gruyere Gold Mine operations, including exploration tenements, administrative offices and plants.
Introduction
The Gruyere deposit is located within the Yamarna Terrane of the eastern Yilgarn, Western Australia. Gruyere is located 200 kilometres east of Laverton and 1,000 kilometres north-east of Perth and is accessible by road and by air, with a sealed airstrip near the camp. The operation runs on a fly-in fly-out basis with variable rosters.
The project holds licenses for mining, exploration, prospecting and miscellaneous use of a total area of approximately 142,092 hectares. The Gruyere mine utilises mining contractors to mine the open pit using conventional drill, blast, load and haul activities.
Operational Infrastructure
Gruyere open pit commenced in 2018 and included the 2019 7.5 to 10 Mt/a conventional Carbon-in-leach CIL processing plant, and modern surface infrastructure. The recent open pit LoM Reserve commenced in 2018 with numerous small, short life open pits in the LoM Reserve. Gruyere has an annual major and critical item condition survey to focus reliability and minimise down time and has a comprehensive maintenance strategy that includes owned regular equipment refurbishment or replacement. Gruyere mine design and scheduling include sustainable capital to support the remaining year LoM Reserve. Gruyere has contractors that conduct mining operations and who are responsible for maintaining and modernising the mining fleet.
The Gruyere JV comprises five open pits plus ore stockpiles. The operation has a processing plant and is supported by a power station with gas pipeline and power distribution lines, borefields and water supply infrastructure, centralised administrative offices; engineering workshops, accommodation village; airstrip and road networks.
History
Gold Road discovered the primary mineralisation at Gruyere in 2013. The Gruyere operation is 50% owned and operated by Gold Fields after forming a joint venture with Gold Road Resources in November 2016. Pursuant to the joint venture with Gold Road Resources (ASX listed), Gold Fields holds a 50% interest (through its subsidiary) in the Gruyere Mining Co Pty, which has a 100% interest in Gruyere. Gold Road Resources also holds a 50% interest in the Gruyere Mining Co Pty. Gruyere’s first gold was poured in 2019.
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
The following table sets out the Mineral Reserves and Mineral Resources of the Gruyere gold mine as at the years indicated that are attributable to Gold Fields.
Attributable mineral Reserves and Mineral Resources in excess of Reserves

	Year ended 31 December
	2021			2020			% Change(4)
	Tonnes	Grade	Gold	Tonnes	Grade	Gold
	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)

Reserves(1)
Proved reserves	8.4	1.0	0.3	8.1	1.0	0.3	+6
Probable reserves	46.2	1.3	1.9	35.3	1.3	1.5	+32
Total Reserves	54.5	1.3	2.2	43.4	1.2	1.7	+28

Resources(2) (3)
Measured Resources	0.05	1.0	0.001	—	—	—	—
Indicated Resources	13.9	1.4	0.6	—	—	—	—
Inferred Resources	17.9	1.5	0.8	—	—	—	—
Total Measured and Indicated Resources	13.9	1.4	0.6	—	—	—	—
Notes:
(1) For the year ended 31 December 2021, the average reserve cut-off grades were 0.4 g/t to 0.7 g/t and metallurgical recovery was 81% to 95%.
(2) For the year ended 31 December 2021, the average resource cut-off grades were 0.4 g/t to 0.7 g/t and metallurgical recovery was 81% to 95%.
(3) Gold Fields is disclosing Mineral Resources in excess of (excluding) Mineral Reserves for the first time for the year ended 31 December 2021 as required by §1300 of Regulation S-K of the U.S. Securities Act. As a result, historical Mineral Resources are not available.
(4) Increases in Mineral Reserves at Gruyere are primarily due to increases in the designed pit wall angles following a feasibility study in 2021 resulting in additional Resource to Reserve conversion.

Americas Operations
Gold Fields Corona (BVI) Limited, a wholly owned subsidiary of Gold Fields, owns a 99.53% economic interest in Cerro Corona through its shareholding in Gold Fields La Cima (GFLC).
Cerro Corona
The following graphic illustrates the location of the Cerro Corona Gold Mine operations, including administrative offices and plants.
Introduction
The Cerro Corona mine, which operates one open pit and one copper-gold plant, became operational in 2008. It mines a porphyry copper-gold deposit situated within the Hualgayoc Mining District in northern Peru. It is located in the highest part of the Western Cordillera of the Andes, at elevations ranging from 3,600 metres to 4,000 metres above mean sea level, close to the headwaters of the Atlantic continental basin. Cerro Corona is located approximately 80 kilometres by road north of the departmental capital of Cajamarca. Contract mining is deployed in the open pit applying conventional drill, blast, load and haul methods. The total property area owned by Cerro Corona covers 6,265ha, comprising 4,974ha mining concessions, with the surface rights covering 1,291ha.
Operational Infrastructure
Cerro Corona open pit commenced in 2008 and included the 6.7 Mtpa flotation processing plant, and modern surface infrastructure. Cerro Corona has an annual major and critical item condition survey to focus reliability and minimise down time and has a comprehensive maintenance strategy that includes owned regular equipment refurbishment or replacement. Cerro Corona mine design and scheduling include sustainable capital to support the remaining year LoM Reserve. Cerro Corona has contractors that conduct mining operations and who are responsible for maintaining and modernising the mining fleet.
Cerro Corona mine operates one open pit and one copper-gold flotation plant. The mining administration and maintenance facilities are located at the mine. Cerro Corona’s electricity is supplied through a long-term contract with a Peruvian power supplier and transported through the national power transmission system and a 34 kilometre transmission line constructed by the mine. Cerro Corona’s water requirements are provided primarily by retention of rainfall and pit dewatering; water is continuously recycled.

History
In December 2003, Gold Fields, through a subsidiary, signed a definitive agreement to purchase an 80.7% economic and 92% voting interest in the Cerro Corona deposit and adjoining mining concessions from a Peruvian family-owned company, Sociedad Minera Corona S.A. The agreement called for a reorganisation whereby the assets of Cerro Corona were transferred to La Cima, in July 2004. Following the approval of an Environmental Impact Assessment (EIA) on 2 December 2005, Gold Fields completed the purchase of the 92% voting interest (80.7% economic interest) in La Cima in January 2006, for a total consideration of U.S.$40.5 million. In 2011, Gold Fields increased its economic interest in La Cima to 98.5% and in December 2013, Gold Fields further increased its economic interest in La Cima to 99.53% through a reduction in capital transaction. The mine has been in production since 2008 and the current LoM extends to 2030. The current 2030 LoM for Cerro Corona incorporates the placement of tailing material in the pit (in-pit tailings disposal) from 2025, when the stockpile balance peaks. Cerro Corona’s LoM plan is based on ore processed from the stockpiles with the in-pit tailings disposal initiated in 2025.
Geology
The Cerro Corona copper-gold deposit is hosted by a 600- to 700-metre diameter sub-vertical cylindrical- shaped quartz diorite porphyry stock dated at mid-Miocene age emplaced into mid-Cretaceous limestone and marls and siliclastic rocks. Within the porphyry, copper-gold mineralisation is primarily hosted by extensive zones of stockwork veining. There are at least two phases of diorite placement, only one of which is mineralised. The non-mineralised diorite is generally regarded as the last phase and is referred to as “barren core”. The latest re-modelling suggests that the Cerro Corona porphyry is probably composed of four or five satellite stocks with the last two being barren. The intrusive has been emplaced at the intersection of Andean-parallel and Andean-normal (trans-Andean) structures. Natural supergene oxidation and leaching processes at Cerro Corona have led to the development of a weak to moderate copper enrichment blanket, allowing for the subdivision of the deposit, from the surface downward, into an oxide zone, a mixed oxide-sulphide zone, a secondary enriched (supergene) sulphide zone and a primary (hypogene) sulphide zone.
The following table sets out the gold Mineral Reserves and Mineral Resources of the Cerro Corona mine as at the years indicated that are attributable to Gold Fields.
Attributable Mineral Reserves and Mineral Resources in excess of Reserves
Gold Reserves

	Year ended 31 December
	2021			2020			% Change(4)
	Tonnes	Grade	Gold	Tonnes	Grade	Gold
	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)

Reserves(1)
Proved reserves	55.8	0.6	1.1	58.4	0.6	1.2	-12
Probable reserves	2.2	0.5	0.04	8.3	0.5	0.1	-76
Total Reserves	58.0	0.6	1.1	66.7	0.6	1.4	-19

Resources(2) (3)
Measured Resources	29.1	0.5	0.4	—	—	—	—
Indicated Resources	8.3	0.5	0.1	—	—	—	—
Inferred Resources	0.3	0.4	0.004	—	—	—	—
Total Measured and Indicated Resources	37.5	0.5	0.6	—	—	—	—
Notes:
(1) For the year ended 31 December 2021, the average reserve NSR cut-off grades were $14.99/t and metallurgical recovery was 68%.
(2) For the year ended 31 December 2021, the average resource NSR cut-off grades were $14.99/t and metallurgical recovery was 68%.
(3) Gold Fields is disclosing Mineral Resources in excess of (excluding) Mineral Reserves for the first time for the year ended 31 December 2021 as required by §1300 of Regulation S-K of the U.S. Securities Act. As a result, historical Mineral Resources are not available.
(4) Changes in Mineral Reserves are due to a small increase in NSR cut off grades due to mining costs and changes in pit slope parameters due to geotechnical drilling and pit wall mapping.

—

The following table sets out the copper Mineral Reserves and Mineral Resources of the Cerro Corona mine as at the years indicated that are attributable to Gold Fields.
Attributable Mineral Reserves and Mineral Resources in excess of Reserves
Copper Reserves

	Year ended 31 December
	2021			2020			% Change(4)
	Tonnes	Grade	Copper	Tonnes	Grade	Copper
	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)

Reserves(1)
Proved Reserves	55.8	0.4	457	58.4	0.4	495	-8
Probable Reserves	2.2	0.3	17	8.3	0.4	67	-74
Total Reserves	58.0	0.4	474	66.7	0.4	563	-16

Resources(2) (3)
Measured Resources	29.1	0.3	207	—	—	—	—
Indicated Resources	8.3	0.3	58	—	—	—	—
Inferred Resources	0.3	0.3	2	—	—	—	—
Total Measured and Indicated Resources	37.5	0.3	264	—	—	—	—
Notes:
(1) For the year ended 31 December 2021, the average reserve NSR cut-off grades were $14.99/t and metallurgical recovery was 87%.
(2) For the year ended 31 December 2021, the average resource NSR cut-off grades were $14.99/t and metallurgical recovery was 87%.
(3) Gold Fields is disclosing Mineral Resources in excess of (excluding) Mineral Reserves for the first time for the year ended 31 December 2021 as required by §1300 of Regulation S-K of the U.S. Securities Act. As a result, historical Mineral Resources are not available.
(4) Changes in Mineral Reserves are due to a small increase in NSR cut off grades due to mining costs and changes in pit slope parameters due to geotechnical drilling and pit wall mapping.

Salares Norte Project
The following graphic illustrates the location of the Salares Norte Project, including exploration concessions, offices and plants.

Introduction
The Salares Norte project is 100% owned by Gold Fields through its shareholding in Minera Gold Fields Salares Norte SpA (MGFSN) and is a high grade, open pit, gold-silver project located in the Atacama region of northern Chile, with elevations between 4,200 metres and 4,900 metres above mean sea level. The nearest town is Diego de Almagro, about 183 kilometres by road to the west of the project. Mineralisation is contained within a high-sulphidation epithermal system hosted by a breccia complex, and most of the mineralisation known to date is oxidised.
MGFSN holds 22,800 hectares of exploitation concessions (mining rights), with definitive title granted, including 1,800 hectares covering the project area. MGFSN holds 69,700 hectares of additional exploration concessions and an option agreement with Pan Pacific Copper Exploration Chile Ltda. covering 2,200 hectares (comprised of 300 hectares of mining concessions and 1,900 hectares of exploration concessions) to the northwest of Salares Norte. MGFSN also holds an option agreement with Chilean private owners covering 2,500 hectares (comprised of 900 hectares of mining concessions and 1,600 hectares of exploration concessions) 40 km southeast of Salares Norte.
The project is currently in the construction phase with detailed engineering 100% complete, construction of the processing plant and associated infrastructure 55% complete and prestrip of the mine 44% complete. The project is 62.5% complete overall. The project remains on track for the expected timeline to facilitate gold production during the first quarter of 2023.
History
Gold Fields discovered the mineralisation at the Salares Norte project in March 2011. Follow-up diamond drilling in late 2011 confirmed the presence of a high-grade oxide deposit of sufficient size and quality to warrant aggressive resource delineation drilling. In 2016, a land easement for 30 years and water rights for the project were both granted.
Between 2017 and 2018, Gold Fields completed pre-feasibility and interim feasibility studies at the Brecha Principal and Agua Amarga deposits. Gold Fields spent U.S.$50 million on feasibility study work and U.S.$20 million in further in-fill drilling in 2018, following on from pre-feasibility study work and drilling in 2017 (U.S.$49 million). Preliminary indications suggested the Salares Norte project could be an open pit mine, while metallurgical test work suggested that hybrid carbon-in-leach processing could deliver recovery rates of around 91% for gold. A definitive feasibility study was completed in 2018, including advancement of an optimised mine plan for the combined Brecha Principal and Agua Amarga deposits.

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
Chinchillas from two of nine areas identified for relocation in the Environmental Impact Assessment were relocated during 2020. Of the four Chinchillas relocated from these two areas, two were successfully introduced into their new habitat and the 12-month monitoring period has been completed. However, the other two Chinchillas passed away during the initial 30-day adaptation process and the relocation program was suspended by the authorities at the end of 2020, followed by the initiation of a sanctioning process against Salares Norte during November 2021. In response, Salares Norte submitted a compliance plan to the authorities for approval during December 2021. The compliance plan, which incorporates significant learnings from the initial relocation campaign, remains under review by the authorities at the time of this report. MGFSN will continue to work with authorities to improve and resume the relocation program. The temporary suspension does not put the commissioning date of the project at risk.
Infrastructure
Salares Norte open pit waste strip commenced in 2021 and included the 2.0 Mtpa cyanide leaching with Merrill-Crowe recovery from pregnant solution after CCD, followed by a scavenger CIP circuit processing plant, and modern surface infrastructure. Salares Norte has progressed with international mining industry mechanisation and modernisation. Salares Norte has an annual major and critical item condition survey to focus reliability and minimise down time. Salares Norte has a comprehensive maintenance strategy that includes owned regular equipment refurbishment or replacement. Salares Norte mine design and scheduling include sustainable capital to support the remaining year LoM Reserve. Salares Norte has contractors that conduct mining operations and who are responsible for maintaining and modernising the mining fleet.
Geology
The Salares Norte project is located in the northern part of the Maricunga Belt, an area with a predominance of Cenozoic volcanic rocks, comprising eroded strato-volcanos, volcanic domes and pyroclastic rocks. Mineralisation at the Salares Norte project is contained in a high-sulphidation epithermal system, hosted mainly by a breccia complex along the contact of two volcanic domes of andesitic and dacitic composition. Mineral resources have been delineated by drilling in two separate deposits, Brecha Principal and Agua Amarga, which are located about 500 metres apart. Most of the mineralisation known to date is oxidised. The sulphide mineralisation contains mainly pyrite. Gold Fields continues to explore the area around the Salares Norte project, including at Agua Amarga Southwest (Filo Valle target) and in the Horizonte (Punta de Opalo, Cruz Sur and Trinchera targets) satellite area for potential new ore sources to supplement or extend the current LoM Reserve to 2033. Additionally, district exploration over Pedernales and Fernando Sur prospects were completed during 2021.
The following table sets out the Mineral Reserves and Mineral Resources of the Salares Norte project as at the years indicated that are attributable to Gold Fields.

Attributable Mineral Reserves and Mineral Resources in excess of Reserves

	Year ended 31 December
	2021			2020			% Change(4)
	Tonnes	Grade	Gold	Tonnes	Grade	Gold
	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)

Reserves(1)
Proved reserves	—	—	—	—	—	—	—
Probable reserves	20.8	5.2	3.5	21.1	5.1	3.5	0
Total Reserves	20.8	5.2	3.5	21.1	5.1	3.5	0

Resources(2) (3)
Measured Resources	—	—	—	—	—	—	—
Indicated Resources	8.0	2.1	0.5	—	—	—	—
Inferred Resources	2.6	1.7	0.1	—	—	—	—
Total Measured and Indicated Resources	8.0	2.1	0.5	—	—	—	—
Notes:
(1) For the year ended 31 December 2021, the average reserve NSR cut-off grades were $47.69/t and metallurgical recovery was 92.7%.
(2) For the year ended 31 December 2021, the average resource NSR cut-off grades were $47.48/t and metallurgical recovery was 92.7%.
(3) Gold Fields is disclosing Mineral Resources in excess of (excluding) Mineral Reserves for the first time for the year ended 31 December 2021 as required by §1300 of Regulation S-K of the U.S. Securities Act. As a result, historical Mineral Resources are not available.
(4) The Mineral Reserve for Salares Norte has changed due to increase in cost opposed to gold Mineral Reserve price increase from $1,200/oz in 2020 to $1,300/oz in 2021.

Attributable Mineral Reserves and Mineral Resources in excess of Reserves

	Year ended 31 December
	2021			2020			% Change(4)
	Tonnes	Grade	Silver	Tonnes	Grade	Silver
	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)

Reserves(1)
Proved reserves	—	—	—	—	—	—	—
Probable reserves	20.8	58	39.0	21.1	58	39.3	-1
Total Reserves	20.8	58	39.0	21.1	58	39.3	-1

Resources(2) (3)
Measured Resources	—	—	—	—	—	—	—
Indicated Resources	8.0	28	7.1	—	—	—	—
Inferred Resources	2.6	11	0.9	—	—	—	—
Total Measured and Indicated Resources	8.0	28	7.1	—	—	—	—
Notes:
(1) For the year ended 31 December 2021, the average reserve NSR cut-off grades were $47.69/t and metallurgical recovery was 67.6%.
(2) For the year ended 31 December 2021, the average resource NSR cut-off grades were $47.48/t and metallurgical recovery was 67.6%.
(3) Gold Fields is disclosing Mineral Resources in excess of (excluding) Mineral Reserves for the first time for the year ended 31 December 2021 as required by §1300 of Regulation S-K of the U.S. Securities Act. As a result, historical Mineral Resources are not available.
(4) The Mineral Reserve for Salares Norte has changed due to increase in cost opposed to gold Mineral Resource price increase from $1,400/oz in 2020 to $1,500/oz in 2021.

—

Summary of Mineral Resources and Reserves
Reserves of Gold Fields as at 31 December 2021
Methodology
While there are some differences between the definition of the South African Code for Reporting of Exploration Results, Mineral Resources and Mineral Reserves (the SAMREC Code 2016 edition) and that of the SEC’s Rule S-K 1300, only the Reserves at each of Gold Fields’ operations and advanced projects as at 31 December 2021 which qualify as Reserves for purposes of the SEC’s S-K 1300 are presented in the table below. See “— Glossary of Mining Terms”. In accordance with the requirements imposed by the JSE, Gold Fields reports its Reserves using the terms and definitions of the SAMREC Code (2016 edition). Mineral Reserves (Ore Reserves), as defined under the SAMREC Code, are divided into categories of Proved and Probable Reserves and are expressed in terms of tonnes to be processed at mill feed head grades, allowing for application of cut-off grades, estimated mining dilution, ore loss, mining recovery and other modifying factors.
All of Gold Fields’ operations report Reserves using cut-off grades or net smelter return cut-offs (NSR), in the case of multi-metal deposits. Cut-off grade is the grade that distinguishes the economic material within an ore body that is to be extracted and treated from the remaining material. Cut-off grade is typically calculated using an appropriate metal price plus the development, stoping, processing, general and administration and sustaining capital costs to derive a total cost per tonne. NSR cut-off is the net revenue (total revenue less production costs) that the owner of a mining property receives from the sale of the mine’s metal products. Costs include transportation and refining costs. Modifying factors applied in estimating Reserves are primarily based on historical empirical information, but commonly incorporate adjustments for planned operational improvements. Tonnage and grade may include some mineralisation below the selected cut-off grade to ensure that the Reserve comprises blocks of adequate size and continuity to facilitate practical mining (dilution) but is limited in extent and typically less than 5% and the entire mining block would still be above cut off contribution by metal. Reserves also take into account operating cost levels as well as necessary capital and sustaining capital provisions required at each operation, and are supported by detailed engineered LoM plans.
The metal prices used for the 2021 LoM plans were as follows: for the Ghana operations, Mineral Reserve figures are based on an optimised pit at a gold price of U.S.$1,300 per ounce. For the Australian operations, ore reserve figures are based on a gold price of A$1,750 per ounce (at an exchange rate of A$1.35 per U.S.$1.00 or A$:$0.74c). Open pit Mineral Reserves at the Australian operations are similarly based on optimised pits and the underground operations on appropriate mine design and extraction schedules. At South Deep, a gold price of R650,000 per kilogram (at an exchange rate of R15.55 per U.S.$1.00) was applied in valuing the ore reserve. The gold price used for Reserves is less than the three-year trailing average (U.S.$1,558 per oz) to end December 2021, calculated on a monthly basis, of the London afternoon fixing price of gold. For the Cerro Corona gold reserves, the optimised pit is based on a gold price of U.S.$1,300 per ounce and a copper price of U.S.$2.80 per pound. Due to the nature of the deposit and the importance of net smelter returns, the gold and copper prices need to be considered together. The Salares Norte Reserve used a gold price of U.S.$1,300 per ounce and silver price of U.S.$17.50 per ounce.
South Africa
The restructuring of South Deep, aimed at implementing a new operating model designed to improve operational efficiency, reduce operating costs and leverage cash flow, was completed at the end of 2018 and has continued to show positive results in 2020 and 2021.
In 2021, South Deep continued to execute its short- and long-term plan, in line with the key improvement themes it had identified, which are leadership changes, production efficiency improvements, and technology modernisation. South Deep's 2022 performance will continue to be assessed on the same criteria to enable productivity and cost improvements. See “Additional Information on the Company—Material Operating Properties—South African Operations—South Deep Mine” for more information on the mines 2021 performance.
South Deep’s operational performance in 2020 and 2021 has demonstrated traction on the mine’s core strategic project themes, key performance indicators and enablers which are integral to facilitating delivery on the production ramp-up over the next five years. The mine’s 2021 production and cost performance trends continue to support the view that South Deep has the capacity to execute and deliver the production ramp-up in the LoM plan, which in turn is core to underpinning the mineral reserve statement and anticipated operating volumes and cost metrics.
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
Generally, exploration and infill drilling programmes will consist of a mix of RC and diamond drilling in order to provide the necessary geological resolution, as well as bulk analytical data for evaluation, geotechnical and geo-metallurgical purposes. Grade control drilling programmes use RC.
Resource estimation in Ghanian operations typically utilises a recovered resource estimation based on conditional simulations. This aims to estimate the grades and tonnages above a cut off at a particular minimum mining selection size based on geostatistics.

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
Resource estimation is based either on a conditional simulation, recovered resource approach or ordinary or simple kriging. Both 2-dimensional or 3-dimensional estimation approaches are used depending on orebody geometry.
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
Estimation is by conditional simulation, recovered resource estimation.
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
Estimation is by conditional simulation, recovered resource estimation.

Group Reserve Statement
As at 31 December 2021, Gold Fields had aggregate attributable Proved and Probable reserves of approximately 47.4 million ounces of gold, 474 million pounds of copper and 39 million ounces of silver, as set forth in the following table:

	Attributable Gold Mineral Reserve statement as at 31 December 2021(1)
	Proved Reserves			Probable Reserves			Total Reserves			Attributable gold production in fiscal 2021
	Tonnes	Head Grade	Gold	Tonnes	Head Grade	Gold	Tonnes	Head Grade	Gold
	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)	(M oz)

Underground (UG)
South Africa
South Deep(3)(4)	14.1	5.4	2.4	168.3	4.9	26.7	182.4	5.0	29.1	0.28
Australia
St. Ives	1.7	5.1	0.3	11.5	4.6	1.7	13.3	4.6	2.0	0.29
Granny Smith	2.2	4.9	0.4	10.4	5.6	1.9	12.6	5.5	2.2	0.28
Agnew(5)	0.01	5.5	0.001	4.7	6.4	1.0	4.7	6.4	1.0	0.22
Total Underground	18.0	5.3	3.1	194.9	5.0	31.2	211.9	5.0	34.3	1.08
Surface (Production Stockpile)
South Africa
South Deep	—	—	—	—	—	—	—	—	—	—
Ghana
Tarkwa(5)	9.3	0.9	0.3	54.0	0.4	0.7	63.3	0.5	1.0	—
Asanko(6)	—	—	—	—	—	—	—	—	—	—
Damang(5)	7.4	0.9	0.2	—	—	—	7.4	0.9	0.2	—
Australia
St. Ives(5)	2.9	1.6	0.1	—	—	—	2.9	1.6	0.1	—
Gruyere	2.7	0.7	0.1	—	—	—	2.7	0.7	0.06	—
Granny Smith	0.03	5.6	0.005	—	—	—	0.03	5.6	0.005	—
Agnew	0.01	8.0	0.003	—	—	—	0.01	8.0	0.003	—
Peru
Cerro Corona	7.1	0.6	0.1	—	—	—	7.1	0.6	0.1	—
Surface (Open Pit) Ghana
Tarkwa(4)	36.2	1.2	1.5	74.7	1.2	2.8	110.9	1.2	4.3	0.47
Asanko(6)	—	—	—	—	—	—	—	—	—	0.09
Damang(4)	1.1	1.2	0.04	7.0	1.4	0.3	8.1	1.4	0.4	0.23
Australia
St Ives(4)	0.1	2.2	0.004	3.9	2.3	0.3	3.9	2.3	0.3	0.10
Gruyere	5.7	1.2	0.2	46.2	1.3	1.9	51.9	1.3	2.2	0.12
Granny Smith	—	—	—	—	—	—	—	—	—	—
Agnew	—	—	—	0.4	3.3	0.04	0.4	3.3	0.04	—
Chile
Salares Norte	—	—	—	20.8	5.2	3.5	20.8	5.2	3.5	—
Peru
Cerro Corona	48.7	0.6	0.92	2.2	0.5	0.03	50.9	0.6	1.0	0.11
Total Surface	121.2	0.9	3.5	209.2	1.4	9.6	330.4	1.2	13.1	1.13
Grand Total	139.2	1.5	6.5	404.1	3.1	40.8	543.3	2.7	47.4	2.19

	Attributable Gold Mineral Reserve statement as at 31 December 2021(1)
	Proved Reserves			Probable Reserves			Total Reserves			Attributable gold production in fiscal 2021
	Tonnes	Head Grade	Gold	Tonnes	Head Grade	Gold	Tonnes	Head Grade	Gold
	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)	(M oz)

Totals by Mine
South Deep	14.1	5.4	2.4	168.3	4.9	26.7	182.4	5.0	29.1	0.28
Tarkwa	45.5	1.2	1.7	128.7	0.8	3.5	174.2	0.9	5.2	0.47
Asanko(6)	—	—	—	—	—	—	—	—	—	0.09
Damang	8.5	0.9	0.2	7.0	1.4	0.3	15.5	1.1	0.6	0.23
St. Ives	4.7	2.9	0.4	15.4	4.0	2.0	20.1	3.7	2.4	0.39
Granny Smith	2.2	4.9	0.4	10.4	5.6	1.9	12.6	5.5	2.2	0.28
Agnew	0.02	7.2	0.004	5.1	6.1	1.0	5.1	6.1	1.0	0.22
Gruyere	8.4	1.0	0.3	46.2	1.3	1.9	54.5	1.3	2.2	0.12
Salares Norte	—	—	—	20.8	5.2	5.3	20.8	5.2	3.5	—
Cerro Corona	55.8	0.6	1.1	2.2	0.5	0.03	58.0	0.6	1.1	0.11
Grand Total	139.2	1.5	6.5	404.1	3.1	40.8	543.3	2.7	47.4	2.20

Notes:
(1)
(a) Quoted as mill delivered metric tonnes and Run of Mine (RoM) grades, inclusive of all mining dilutions and gold losses except mill recovery. Metallurgical recovery factors have not been applied to the Reserve figures. The approximate metallurgical recovery factors are as follows: (i) South Deep 96.5%; (ii) Tarkwa 96.3%; (iii) Damang 92%; (iv) St. Ives 65% to 96%; (v) Agnew 93.4%; (vi) Granny Smith 92%; (vii) Gruyere 81% to 95%; (viii) Cerro Corona 68% for gold and 87% for copper; and (ix) Salares Norte 92.7% for gold and 67.6% for silver (planned). The metallurgical recovery is the ratio, expressed as a percentage, of the mass of the specific mineral product actually recovered from ore treated at the plant to its total specific mineral content before treatment. The South African operations have a consistent metallurgical recovery, while the recoveries on the international operations vary according to the mix of the source material (e.g. oxide, transitional and fresh) and method of treatment.

(b) Dilution relates to planned and unplanned waste and/or low-grade material being mined and delivered to the mill. Ranges are given for those operations that have multiple ore body styles and mining methodologies. The mine dilution factors are as follows: (i) South Deep 12%; (ii) Tarkwa 30cm hanging wall and 20cm footwall skins; (iii) Damang 17% to 25% (hydrothermal) and 50cm (hanging wall and foot wall skins) (palaeoplacer); (iv) St. Ives 5% to 52% (open pits) and 5% to 57% (underground); (v) Agnew 11% to 55% (open pit) and 13% to 30% (underground); (vi) Granny Smith 11% to 20%; (vii) Gruyere 4% to 31%; and (viii) Cerro Corona 0% and (ix) Salares Norte 13%.

(c) The mining recovery factor relates to the proportion or percentage of ore mined from the defined ore body at the gold price used for the declaration of Reserves. This percentage will vary from mining area to mining area and reflects planned and scheduled Reserves against actual tonnes, grade and metal mined (at the gold price used for the declaration of reserves), with all modifying factors, mining constraints and pillar discounts applied. The mining recovery factors are as follows: (i) Tarkwa 100%; (ii) Damang 95%; (iii) St. Ives 91% to 100% (open pits) and 90% to 93% (underground); (iv) Agnew 70% to 93% (underground) and 72% to 88% (open pit); (v) Granny Smith 90% to 92%; (vi) South Deep 87%; (vii) Gruyere 89% to 98%; and (viii) Cerro Corona 98% mining recovery factor and (ix) Salares Norte 100%.

(d) The cut-off grade may vary per shaft, open pit or underground mine, depending on the respective costs, depletion schedule, ore type and dilution. The following are the average or range of cut-off grade values applied in the planning process: (i) South Deep 4.0 g/t to 4.4 g/t; (ii) Tarkwa 0.39g/t for mill feed; (iii) Damang 0.67 g/t to 0.75 g/t for fresh ore and 0.57 g/t to 0.65 g/t for oxide ore; (iv) St. Ives 0.35 g/t to 0.40 g/t for mill feed (open pit), and 2.5 g/t to 3.5 g/t for mill feed (underground); (v) Agnew 2.6 g/t to 4.6 g/t mill feed (underground) and 0.9 g/t to 1.0 g/t (open pit); (vi) Granny Smith 2.6 g/t to 3.5 g/t; (vii) Gruyere 0.4 g/t to 0.7 g/t; (viii) Cerro Corona U.S.$ 14.99/t net smelter return (combined copper and gold) and (ix) Salares Norte U.S.$ 47.69/t net smelter return (combined gold and silver).

(e) Totals may not sum due to rounding. Where this occurs, it is not deemed significant.

(f) An ounces-based Mine Call Factor (metal called for over metal accounted for) determined primarily on historic performance but also on realistic planned improvements where appropriate is applied to the Reserves. The following Mine Call Factors have been applied: Damang 95%, Tarkwa 97%, with Agnew, Granny Smith, St. Ives, Gruyere, South Deep, Salares Norte and Cerro Corona at 100%.

(2)	Actual gold/copper produced after metallurgical recovery.
(3)	Based on LoM ownership share due to step-up of minority interest over time.
(4)	In line with other international operations, all South Deep reserves are classed as above infrastructure, as the reserves will be accessed by means of ongoing declines from current infrastructure.
(5)	Includes some gold produced from stockpile material, which cannot be separately measured.
(6)
For the reasons explained in “—Additional Information on the Company—Material Operating Properties—West Africa Operations—Asanko JV”, Gold Fields has not reported the reserves of Asanko as at 31 December 2021.

The following table sets forth the proved and probable copper reserves of the Cerro Corona mine as at 31 December 2021 that are attributable to Gold Fields:

	Copper Mineral Reserve statement as at 31 December 2021(1)(2)
	Proved Reserves			Probable Reserves			Total Reserves			Attributable copper production in fiscal 2021(2)
	Tonnes	Grade	Cu	Tonnes	Grade	Cu	Tonnes	Grade	Cu
	(million)	(%)	(M lb)	(million)	(%)	(M lb)	(million)	(%)	(M lb)	(M lb)

Surface (Stockpiles)
Cerro Corona	7.1	0.3	49	—	—	—	7.1	0.3	49	—
Surface (Open Pit)
Cerro Corona	48.7	0.4	408	2.2	0.3	1.7	50.9	0.4	425	57
Grand Total	55.8	0.4	457	2.2	0.3	1.7	58.0	0.4	474	57
Notes:
(1) Metallurgical recovery factors have not been applied to the reserve figures. The approximate metallurgical recovery factor for copper at Cerro Corona is 87%.
(2) For the copper reserves, the optimised pit is based on a gold price of U.S.$1,300 per ounce and a copper price of U.S.$2.8 per pound, which, due to the nature of the deposit, need to be considered together.

The following table sets forth the proved and probable silver reserves of the Salares Norte project as at 31 December 2021 that are attributable to Gold Fields:

Silver Mineral Reserve statement as at 31 December 2021(1)(2)
	Proved Reserves			Probable Reserves			Total Reserves			Attributable silver production in fiscal 2021(2)
	Tonnes	Head Grade	Silver	Tonnes	Head Grade	Silver	Tonnes	Head Grades	Silver
	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)	(M lb)

Surface (Open Pit & Stockpiles) Chile
Salares Norte	—	—	—	20.8	58.4	39	20.8	58.4	39	—
Notes:
(1) Metallurgical recovery factors have not been applied to the reserve figures. The planned metallurgical recovery factors are 92.7% for gold and 67.6% for silver at Salares Norte.
(2) For the silver reserves, the optimised pit is based on a gold price of U.S.$1,300 per ounce and a silver price of U.S.$17.50 per ounce, which, due to the nature of the deposit, need to be considered together.

Gold Mineral Reserve year on year comparison
The following table sets out changes in the gold Attributable Mineral Reserve for Gold Fields for the periods indicated.
Attributable Proved and Probable Mineral Reserve

	% Change	Gold on RoM Mineral Reserve(1) (Moz)

As at 31 December 2020	—	50.3
Production depletion 2021	-5%	-2.3
Gold price	0%	0
Production cost	-4%	-2.0
Discovery – Exploration	2%	0.8
Conversion	-0%	-0.03
Inclusion/exclusion	1%	0.7
As at 31 December 2021	-6%	47.4
Note: (1) The Attributable Gold Reserve excludes Asanko.

Gold Price Sensitivity
The amount of gold mineralisation that Gold Fields can economically extract, and therefore can classify as Reserves, is sensitive to fluctuations in the price of gold. The following table indicates Gold Fields’ attributable gold Reserves at different gold prices that are 10% above and below the base case presented in the “gold reserve statement” table above for operating mines. The Reserve sensitivities are, however, not based on detailed depletion schedules and should be considered on a relative and indicative basis only.

	-10%	Base	+10%
		(Moz)

South Deep(1)	25.9	29.1	31.1
Tarkwa	4.1	5.2	6.1
Damang	0.4	0.6	1.5
St. Ives(2)	2.2	2.4	2.9
Agnew(2)	0.9	1.0	1.1
Granny Smith(2)	2.0	2.2	2.2
Cerro Corona	1.1	1.1	1.1
Salares Norte	3.4	3.5	3.5
Gruyere	2.2	2.2	2.4
Notes:
(1) The equivalent gold prices used for the sensitivities in South Africa are R585,000/kg, R650,000/kg and R715,000/kg.
(2) The equivalent gold prices used for the sensitivities in Australia are A$1,575/oz, A$1,750/oz and A$1,925/oz.

The London afternoon fixing price for gold on 31 December 2021 was U.S.$1,805.85 per ounce. Gold Fields’ attributable gold Reserves decreased from 50.3 million ounces at 31 December 2020 to 47.4 million ounces at 31 December 2021. This decrease is due to the net impact of annual mining depletion at all operations, updated geology and resource models, near mine exploration discovery and Resource conversion, mine design and scheduling enhancements and completion of new studies across the Group. Mining cost increases have negatively impacted Reserves at most operations. The mines with year-on-year Reserve increases compared to 2021, are Gruyere (28%), Agnew (11%) and Granny Smith (2%) largely due to additional drilling and updated resource models. Compared to 2021, South Deep decreased by 8% in Reserves post annual production depletion, while Tarkwa, Damang and Cerro Corona decreased in Reserves, due to execution of their respective LoM plans, changes in mining costs and resource models. The Salares Norte project, which is currently under construction, and is expected to facilitate first gold production during the first quarter of 2023, has not seen a significant Reserve change. The Asanko JV Reserves were removed from the Gold Fields’ annual reporting in 2020 for the reasons explained in “—Additional Information on the Company—Material Operating Properties—West Africa Operations—Asanko JV”, Gold Fields has once again not reported Reserves for the Asanko JV in 2021.
The London Metal Exchange (LME) cash settlement price for copper on 31 December 2021 was U.S.$ 9,692.00 per tonne.
Gold Fields’ methodology for determining its Reserves is subject to change and is based upon estimates and assumptions made by management regarding a number of factors as noted above under “—Additional Information on the Company—Reserves and Resources of Gold Fields as at 31 December 2021—Methodology”. Accordingly, the sensitivity analysis of Gold Fields’ Reserves provided above should not be relied upon as indicative of what the estimate of Gold Fields’ Reserves would actually be or have been at the gold or copper prices indicated, or at any other gold or copper price, and neither should it be relied upon as a basis for estimating Gold Fields’ ore Reserves based on the current gold or copper price or what Gold Fields’ Reserves will be at any time in the future. See “—Risk Factors—Gold Fields’ mineral reserves are estimates based on a number of technical and economic assumptions, which, if proven inaccurate or changed, may require Gold Fields to lower its estimated mineral reserves”.

Resources of Gold Fields as at 31 December 2021
Methodology
The codes SAMREC and Rule S-K 1300 are used to estimate Resources. The Resources are exclusive of Reserves and the point of reference is in situ. Open pit Mineral Resources are confined to pit shells that are defined by the price, costs and relevant modifying factors used for the estimates. The pit shells are used to constrain the mineralisation to that which is potentially economically and practically extractable under assumed economic conditions. The Mineral Resources are quoted at an appropriate in situ cut-off grade. The pit shells take into account selective mining units and also include estimates of any material below cut-off grade that needs to be mined to extract the complete pay portion of the Mineral Resource. Underground follow a similar economic practical extraction based on mining shapes that can be practically accessed and mined quoted at an appropriate in situ cut-off grade.
Modifying Factors for Resources
All of Gold Fields’ operations report Resources using cut-off grades or net smelter return cut-offs (NSR), in the case of multi-metal deposits. Cut-off grade is the grade that distinguishes the economic material within an ore body that is to be extracted and treated from the remaining material. Cut-off grade is typically calculated using an appropriate metal price plus the development, stoping, processing, general and administration and sustaining capital costs to derive a total cost per tonne. NSR cut-off is the net revenue (total revenue less production costs) that the owner of a mining property receives from the sale of the mine’s metal products. Costs include transportation and refining costs.
The London afternoon fixing price for gold on 30 December 2021 was U.S.$1,805.85 per ounce. The London Metal Exchange (LME) cash settlement price for copper on 31 December 2021 was U.S.$9,692.00 per tonne. A detailed analysis of price selection is included in the marketing section of the technical report summaries. The prices used to estimate Mineral Resources exclusive of Reserves is $1,500/oz for gold (which is below but approximates the 3 year trailing average), $3.2/lb copper, and $20.00/oz silver. Far South East Mineral resources have not been re-estimated and therefore remain at $1,400/oz for gold estimation.
Attributable Mineral Resources exclusive of Reserve Statement
As at 31 December 2021, Gold Fields had aggregate attributable Measured and Indicated Resources exclusive of Mineral Reserves of approximately 52.1 million ounces of gold, 4,235 million pounds of copper and 7.1 million ounces of silver, as set forth in the following tables:

	Gold Mineral Resources exclusive of Reserves statement as at 31 December 2021(1)
	Measured Resources			Indicated Resources			Inferred Resources			Attributable gold Total Measured and Indicated Resource
	Tonnes	In Situ Grade	Gold	Tonnes	In Situ Grade	Gold	Tonnes	In Situ Grade	Gold
	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)	(M oz)

Underground (UG)
South Africa
South Deep(3)(4)	14.9	6.8	3.2	69.5	6.5	14.6	20.4	9.1	6.0	17.8
Australia
St. Ives	0.5	4.4	0.1	4.7	4.0	0.6	8.0	4.2	1.1	0.8
Granny Smith	4.0	5.3	0.7	20.7	5.0	3.4	10.7	5.1	1.7	4.1
Agnew(5)	0.1	5.8	0.02	6.1	5.3	1.0	6.9	4.6	1.0	1.1
Philippines
Far South East	—	—	—	—	—	—	356.7	0.7	7.9	—
Total Underground	19.6	6.4	4.0	101.1	6.0	19.6	402.7	1.4	17.8	23.6
Surface (Stockpile)
South Africa
South Deep	44.8	0.23	0.3	—	—	—	—	—	—	0.3
Ghana
Tarkwa(5)	0.1	0.4	0	—	—	—	—	—	—	0
Asanko	—	—	—	—	—	—	—	—	—	—
Damang(5)	0.2	0.6	0	—	—	—	0.8	0.6	0.02	0
Australia
St. Ives(5)	—	—	—	—	—	—	—	—	—	—
Gruyere	—	—	—	—	—	—	—	—	—	—
Granny Smith	—	—	—	—	—	—	—	—	—	—
Agnew	—	—	—	—	—	—	—	—	—	—
Peru
Cerro Corona	—	—	—	—	—	—	—	—	—	—
Surface (Open Pit)
Ghana
Tarkwa(4)	9.7	1.5	0.5	59.1	1.4	2.6	6.9	1.5	0.3	3.1
Asanko	—	—	—	—	—	—	—	—	—	0.11
Damang(4)	3.7	1.7	0.2	40.3	2.1	2.7	8.9	1.9	0.5	2.9
Australia
St Ives(4)	0.7	2.9	0.1	4.7	2.3	0.4	1.8	2.7	0.2	0.4
Gruyere	0.1	1.0	0.001	13.9	1.4	0.6	17.7	1.4	0.8	0.6
Granny Smith	—	—	—	—	—	—	0.4	1.9	0.02	—
Agnew	—	—	—	2.0	2.7	0.2	0.8	3.5	0.1	0.2
Chile
Salares Norte	—	—	—	8.0	2.1	0.5	2.6	1.7	0.1	0.5
Peru
Cerro Corona	29.1	0.5	0.4	8.3	0.5	0.1	0.3	0.4	0.004	0.6
Total Surface	43.3	0.8	1.2	136.4	1.6	7.1	38.6	1.6	2.0	8.2
Grand Total	107.8	1.6	5.5	237.4	3.5	26.7	442.2	1.4	19.9	32.2

—

	Gold Mineral Resources exclusive of Reserves statement as at 31 December 2021(1)
	Measured Resources			Indicated Resources			Inferred Resources			Attributable gold Total Measured and Indicated Resource
	Tonnes	In Situ Grade	Gold	Tonnes	In Situ Grade	Gold	Tonnes	In Situ Grade	Gold
	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)	(M oz)

Totals by Mine
South Deep	59.7	1.9	3.6	69.5	6.5	14.6	20.4	9.1	6.0	18.2
Tarkwa	9.8	1.5	0.5	59.1	1.4	2.6	6.9	1.5	0.3	3.1
Asanko	—	—	—	—	—	—	—	—	—	—
Damang	3.7	1.7	0.2	40.3	2.1	2.7	8.9	1.9	0.5	2.9
St. Ives	1.2	3.6	0.1	9.4	3.6	1.0	9.8	4.0	1.3	1.1
Granny Smith	4.0	5.3	0.7	20.7	5.0	3.4	11.0	5.0	1.8	4.1
Agnew	0.1	5.8	0.02	8.1	4.7	1.2	7.6	4.5	1.1	1.2
Far South East	—	—	—	—	—	—	356.7	0.7	7.9	—
Gruyere	0.1	1.0	0.001	13.9	1.4	0.6	17.9	1.4	0.8	0.6
Salares Norte	—	—	—	8.0	2.1	0.5	2.6	1.7	0.1	0.5
Cerro Corona	29.1	0.5	0.4	8.3	0.5	0.1	0.3	0.4	0.004	0.6
Grand Total	107.8	1.6	5.5	237.4	3.5	26.7	442.2	1.4	19.9	32.2

—

Notes:
(1)
(a) Quoted as mill delivered metric tonnes and Run of Mine (RoM) grades, inclusive of all mining dilutions and gold losses except mill recovery. Metallurgical recovery factors have not been applied to the resource figures. The approximate metallurgical recovery factors are as follows: (i) South Deep 96.5%; (ii) Tarkwa 96.3%; (iii) Damang 92%; (iv) St. Ives 65% to 96%; (v) Agnew 93.4%; (vi) Granny Smith 92%; (vii) Gruyere 81% to 95%; (viii) Cerro Corona 68% for gold and 87% for copper; and (ix) Salares Norte 92.7% for gold and 67.6% for silver (planned). The metallurgical recovery is the ratio, expressed as a percentage, of the mass of the specific mineral product actually recovered from ore treated at the plant to its total specific mineral content before treatment. The South African operations have a consistent metallurgical recovery, while the recoveries on the international operations vary according to the mix of the source material (e.g. oxide, transitional and fresh) and method of treatment.

(b) The metal prices used for the 2021 Resources were as follows: for the Ghana operations, Mineral Resources figures are based on an optimised pit at a gold price of U.S.$1,500 per ounce. For the Australian operations, Mineral Resource figures are based on a gold price of A$2,000 per ounce (at an exchange rate of A$1.35 per U.S.$1.00 or A$:$0.75c). Open pit Mineral Resources at the Australian operations are similarly based on optimised pits and the underground operations on appropriate mine design and extraction schedules. At South Deep, a gold price of R750,000 per kilogram (at an exchange rate of R15.58 per U.S.$1.00) was applied in valuing the Mineral Resource. The gold price used for Mineral Resources is less than but approximates the three-year trailing average (U.S.$1,558 per oz) to end December 2021, calculated on a monthly basis, of the London afternoon fixing price of gold. For the Cerro Corona gold Resources, the optimised pit is based on a gold price of U.S.$1,500 per ounce and a copper price of U.S.$3.2 per pound. Due to the nature of the deposit and the importance of net smelter returns, the gold and copper prices need to be considered together. The Salares Norte Resource used a gold price of U.S.$1,500 per ounce and silver price of U.S.$20.00 per ounce.

(c) The cut-off grade may vary per shaft, open pit or underground mine, depending on the respective costs, depletion schedule, ore type and dilution. The following are the average or range of cut-off grade values applied in the planning process: (i) South Deep 3.4 g/t to 6 g/t; (ii) Tarkwa 0.33 g/t for mill feed; (iii) Damang 0.61 g/t to 0.86 g/t for fresh ore and 0.52 g/t to 0.66 g/t for oxide ore; (iv) St. Ives 0.71 g/t to 1.05 g/t for mill feed (open pit), and 1.9 g/t to 3.8 g/t for mill feed (underground); (v) Agnew 2.2 g/t to 4.1 g/t mill feed (underground) and 0.8 g/t to 0.9 g/t (open pit); (vi) Granny Smith 2.1 g/t to 3.0 g/t; (vii) Gruyere 0.4 g/t to 0.7 g/t; (viii) Cerro Corona U.S.$ 14.99/t net smelter return (combined copper and gold) and (ix) Salares Norte U.S.$ 47.48/t net smelter return (combined gold and silver).

(d) Totals may not sum due to rounding. Where this occurs, it is not deemed significant.
(2)	Based on LoM ownership share due to step-up of minority interest over time.
(3)	In line with other international operations, all South Deep Mineral Resources exclusive of Reserve are classed as above infrastructure, as the Resources will be accessed by means of ongoing declines from current infrastructure.
(4)	Metallurgical recovery factors have not been applied to the mineral resource exclusive of reserve estimates. The approximate metallurgical recovery factor for copper at Cerro Corona is 87%.
(5)	For the copper mineral resource exclusive of reserve, the optimised pit is based on a gold price of U.S.$1,500 per ounce and a copper price of U.S.$3.2 per pound, which, due to the nature of the deposit, need to be considered together.
(6)	Metallurgical recovery factors have not been applied to the mineral resource exclusive of reserve estimates. The planned metallurgical recovery factors are 92.7% for gold and 67.6% for silver at Salares Norte.
(7)	For the silver mineral resource exclusive of reserve, the optimised pit is based on a gold price of U.S.$1,500 per ounce and a silver price of U.S.$20.00 per ounce, which, due to the nature of the deposit, need to be considered together.

The following table sets forth the copper Measured and Indicated Resources exclusive of Mineral Reserves as at 31 December 2021 that are attributable to Gold Fields:

	Copper Mineral Resources exclusive of Reserves statement as at 31 December 2021(1)(2)
	Measured Resources			Indicated Resources			Inferred Resources			Attributable copper Total Measured and Indicated Resource (2)
	Tonnes	In Situ Grade	Cu	Tonnes	In Situ Grade	Cu	Tonnes	In Situ Grade	Cu
	(million)	(%)	(M lb)	(million)	(%)	(M lb)	(million)	(%)	(M lb)	(M lb)

Underground
Philippines
Far South East UG	—	—	—	—	—	—	357	0.5	3,968	—
Surface Stockpiles
Peru
Cerro Corona SP	—	—	—	—	—	—	—	—	—	—
Open Pit
Cerro Corona OP	29.1	0.3	207	8.3	0.3	58	0.3	0.3	2	264
Grand Total	29.1	0.3	207	8.3	0.3	58	357	0.5	3,970	264
The following table sets forth the silver Measured and Indicated Resources exclusive of Mineral Reserves of the Salares Norte project as at 31 December 2021 that are attributable to Gold Fields:

Silver Mineral Resources exclusive of Reserves statement as at 31 December 2021(1)(2)
	Measured Resources			Indicated Resources			Inferred Resources			Attributable silver Total Measured and Indicated Resource (2)
	Tonnes	In Situ Grade	Silver	Tonnes	In Situ Grade	Silver	Tonnes	In Situ Grades	Silver
	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)	(M oz)

Surface (Open Pit & Stockpiles)
Chile
Salares Norte	—	—	—	8.0	27.7	7.1	2.6	10.9	0.9	7.1
Internal Controls: Reserve and Resource Risks
The geometry and continuity of orebodies is interpreted from samples that are often wide spaced compared to the expected variability of the geometry and continuity of the geological units and structures that control mineralisation. Sometimes the geometry and continuity are poorly understood and difficult to predict at the scale of drilling.
Mineral Reserves and Resources are estimated using samples obtained from exposures or drilling that are widely spaced and of small volume in comparison to the mining blocks that they are used to estimate. Analytical measures are dependent on the ability to take a representative sample. Sample representivity is especially difficult to achieve when coarse gold is present as in many of the Gold Fields operations.
Geological and grade variability are commonly estimated using geostatistical measures (the variogram) that indicate large contributions to structured components of sample variance may be random (the nugget).
As a result, there may be significant uncertainty in the locally estimated grades and geological continuity of resource estimates. Resource geologists attempt to provide a (usually) qualitative indication of risk to metal contents through the application of classifications (Measured, Indicated, Inferred Resources, Proved and Probable Reserves).
Assumptions are used to define whether portions of resource models are potentially economic to extract. These assumptions or modifying factors may be measures such as metal price, anticipated mining costs, cost of capital and others. These modifying factors are applied in a forward-looking fashion and become increasingly uncertain further into the future. Mines with long LoM schedules therefore carry increased risk in this regard.
In accordance with the SAMREC Code, a comprehensive quality assurance and quality control (QA/QC) protocol is in place at all the Gold Fields operations and projects. It draws on industry leading practice for data acquisition and utilises national standards authority accredited laboratories, such as the South African National Accreditation System (SANAS) in South Africa, which are regularly reviewed both internally and externally. Analytical QA/QC is maintained and monitored through the submission of blanks, certified reference material and duplicates, and umpire laboratory checks.
Gold Fields’ Mineral Resources and Mineral Reserves estimates are subject to internal Competent Persons reviews administered by the Corporate Technical Services team and cyclically by external and independent experts.
Gold Fields follows an embedded process of third-party reviews to provide expert independent assurance regarding the Mineral Resources and Mineral Reserves estimates and compliance to the appropriate reporting codes.
In line with Gold Fields’ policy that each operation or material project will be reviewed by an independent third party on average no less than once every three years, or when triggered by a material new Mineral Resource and/or Mineral Reserve declaration, the following operations were subject to external review during 2021: Tarkwa, Damang and South Deep. No material issues were identified in the estimation processes and LoM plans and Compliance Certificates have been issued by the independent consultants for these projects. The certificates state that the Mineral Resources and Mineral Reserves have been estimated and reported in accordance with the SAMREC code. Importantly, third-party audits are also configured to assist with continuous improvement regarding leading practice in Resources and Reserves estimation and reporting.

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
“Adjusted free cash flow” is defined as net cash from operations less the South Deep Dividend, net capital expenditure (additions to property, plant and equipment less proceeds on disposal of property, plant and equipment), capital expenditure – working capital, contributions to environmental trust funds, payment of principal lease liabilities and redemption of Asanko preference shares, as per the consolidated statements of cash flows which is a non-IFRS measure. An investor should not consider this item in isolation or as an alternative to cash flow from operating activities, cash and cash equivalents or any other measure presented in accordance with IFRS. The definition for the calculation of net cash flow may vary significantly between companies, and by itself does not necessarily provide a basis for comparison with other companies. The following table sets out a reconciliation of Gold Fields’ “net cash from operations” in accordance with IFRS (refer to the consolidated statement of cash flows) to “adjusted free cash flows”. For a reconciliation, see “Annual Financial Report—Management’s discussion and analysis of the financial statements”.

Net cash from operations(1)	xx
Less:
South Deep Dividend(1)	xx
Additions to property, plant and equipment(1)	xx
Proceeds on disposal of property, plant and equipment(1)	xx
Capital expenditure - working capital(1)	xx
Contributions to environmental trust funds(1)	xx
Payment of principal lease liabilities	xx
Redemption of Asanko preference shares(1)	xx
Adjusted free cash flow	xx
Note: (1) As per the consolidated statement of cash flows.
“Adjusted free cash flow for LTIP purposes and adjusted free cash flow margin for LTIP purposes”, means AIC adjusted for non-cash share-based payments, non-cash long-term employee benefits, exploration, feasibility and evaluation costs outside of existing operations, non-sustaining capital expenditure for growth projects only, realised gains or losses on revenue hedges, redemption of Asanko preference shares and taxation paid (excluding royalties).
Adjusted free cash flow margin is adjusted free cash flow divided by revenue adjusted for by-product revenue.
The adjusted free cash flow margin is calculated as follows:

Revenue (gold only = revenue as per the income statement less by-product revenue as per AIC)	xxx
Less: Cash outflow	(xxx)
AIC	(xxx)
Adjusted for
Share-based payments (as non-cash)	xx
Long-term employee benefits (non-cash)	xx
Exploration, feasibility and evaluation costs outside of existing operations	xx
Non-sustaining capital expenditure	xx
Revenue hedges	xx
Redemption of Asanko preference shares	xx
Long-term incentive plan payment	(xx)
Tax paid (excluding royalties)	(xx)
Adjusted Free cash flow	xx
Adjusted Free cash flow margin	x%
Gold sold only—ounces	xxx

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
“Mineral Resource” means a concentration or occurrence of solid material of economic interest in or on the earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Gold Fields will be reporting Inclusive Mineral Resource (IMR) which is the entire Mineral Resource from which the Mineral Reserve has been generated and Exclusive Mineral Resource (EMR) which is the Mineral Resource remaining after the Mineral Reserve has been generated. IMR-Mineral Reserve may not be numerically equal to EMR as the Mineral Reserve applies modifying factors. Some of the EMR may be converted to Mineral Reserves through additional drilling or other means.
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
“Probable Mineral Reserve” means the economically mineable part of an indicated and, in some circumstances, a measured Mineral Resource. The confidence in the modifying factors applying to a probable Mineral Reserve is lower than that applying to a proved Mineral Reserve.
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
“Seismicity” means a sudden movement within a given volume of rock that radiates detectable seismic waves. The amplitude and frequency of seismic waves radiated from such a source depend, in general, on the strength and state of stress of the rock, the size of the source of seismic radiation and the magnitude and the rate at which the rock moves during the fracturing process.
“Semi-autogenous grinding”, or “SAG mill” means a piece of machinery used to crush and grind ore which uses a mixture of steel balls and the ore itself to achieve comminution. The mill is shaped like a cylinder causing the grinding media and the ore itself to impact upon the ore.
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
“South Deep Dividend” means the dividend paid by South Deep to its indirect 10% outside shareholders held pursuant to its black economic empowerment transaction, as set out in the consolidated statement of cash flows.
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
Mine Planning and Management
Operational and longer-term planning management on the mines receives support from regional technical support functions, as well as from corporate, which includes the corporate technical services, head office finance and the sustainable development functions. The current philosophy is one of top-down/bottom-up management, with the operational and commercial objectives at each mine defined by the personnel at the mine based on parameters, objectives and guidelines provided by Gold Fields’ corporate office. This is based on the premise that the people on the ground have the best understanding of the local business and what is realistically achievable.

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
Capital Expenditure
Gold Fields spent U.S.$1,088.7 million, U.S.$583.7 million, and U.S.$612.5 million in capital expenditure during fiscal 2021, 2020 and 2019, respectively. The major expenditure items in fiscal 2021 were U.S.$326.5 million on the construction of Salares Norte, U.S.$8.7 million on the solar plant at the South Deep mine, U.S.$178.3 million on capital waste stripping at Tarkwa, U.S.$6.0 million on the construction of the Far East Tailings Storage Facility at Damang, U.S.$14.5 million on the Arpon waste storage facility at Cerro Corona, U.S.$53.6 million on underground and open pit development at St. Ives, U.S.$38.0 million on the development of the Waroonga and New Holland underground complexes at Agnew, U.S.$43.1 million on development of the Wallaby underground mine at Granny Smith and U.S.$31.1 million on development at Gruyere.
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
For more information regarding Gold Fields’ capital expenditure, see “Annual Financial Report—Management’s discussion and analysis of the financial statements—Capital Expenditures”, “Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements—Liquidity and Capital Resources—Years Ended 31 December 2021 and 31 December 2020” and “Annual Financial Report—Management’s discussion and analysis of the financial statements—Liquidity and Capital Resources—Years Ended 31 December 2020 and 31 December 2019”.
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
Comminution
Comminution is the process of crushing and breaking up the ore to expose and liberate the gold and make it available for treatment. Conventionally, this process occurs in multi-stage crushing and milling circuits, which include the use of jaw and gyratory or cone crushers followed by rod, semi-autogenous grinding (SAG) and/or ball mills. For the milling step, most of Gold Fields’ processing plants utilise both SAG and ball mills where the ore itself and steel balls are used as the primary grinding media. Through the comminution process, ore is ground to a pre-determined size before proceeding to the gold recovery stage.
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
Ghana
Gold produced at the Tarkwa and Damang mines is refined by MKS (Switzerland) S.A. (MKS) pursuant to refining agreements entered into by Gold Fields Ghana (in respect of the Tarkwa mine) and Abosso (in respect of the Damang mine) with MKS. Under these agreements, MKS collects the gold from either the Tarkwa or Damang mine and transports it either to its Switzerland refinery or to its Indian refinery where the gold is then refined. The MKS refinery in India will be the default designated refinery unless either party provides the other party with notice to the effect that a shipment of gold must be transported to MKS’s refinery in Switzerland, provided that MKS shall only be entitled to provide Gold Fields Ghana (Tarkwa and Damang operations) with such notice if: (i) the arrival date of the gold at the refinery will fall on a day other than a business day in India or during a period of weak physical demand for gold in India; or (ii) the Indian import regulations for the gold have materially and adversely changed.
Once the gold has been refined, the Tarkwa and Damang operations shall be entitled to (i) sell the refined gold through Gold Fields’ treasury department, acting as agent for and on their behalf; or (ii) require MKS to purchase the refined gold; or (iii) request a prepayment in respect of the refined gold. All sales are benchmarked against the afternoon LBMA Gold PM Auction Price. The LBMA Gold Price is operated and administered by an independent third-party provider, ICE Benchmark Administration (the IBA), who were chosen following consultation with market participants. IBA provides the price platform, methodology, as well as the overall administration and governance for the LBMA Gold Price. The IBA’s platform provides an electronic, auction-based, tradeable, auditable and fully IOSCO-compliant solution for the London bullion market. MKS assumes responsibility for the gold upon collection at either the Tarkwa or Damang mines.
Silver is accumulated and sold on a quarterly basis to MKS, at the LBMA silver price on the date of sale.
The termination date for the MKS refining agreements, which were executed on 3 June 2021, is 31 December 2022.
Australia
In Australia, all gold produced by St. Ives, Agnew, Granny Smith and Gruyere, each owned by an Australian operating company, is refined by the Perth Mint in Western Australia. The Perth Mint applies competitive charges for the collection, transport and refining services. The Perth Mint takes responsibility for the unrefined gold at collection from each of the operations where they engage a sub-contractor, Brinks Australia. Brinks Australia delivers the unrefined gold to the Perth Mint where it is refined and the refined ounces of gold and silver are credited to the relevant metal accounts held by each Australian Operating Company with the Perth Mint. The arrangement with the Western Australian Mint continues indefinitely until terminated by either party upon 90 days’ written notice.
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

Peru
Gold Fields La Cima S.A. (La Cima) has two main long-term contracts for the sale of approximately 70% of concentrate from the Cerro Corona mine, one with a Japanese refinery and one with a European refinery. All production in excess of the amounts sold under long-term contracts is sold locally to globally trading entities.
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
The Gold Mining Industry
Background
Gold is a dense, relatively soft and rare precious metal which occurs in natural form as nuggets or grains in ore, underground veins and alluvial deposits. Gold mining operations include both underground and open pit operations with gold currently able to be commercially extracted from ore grades based on cut-off grade or net smelter return calculations updated annually using the planning metal price deck approved by Gold Fields the physical and cost base for the mine's respective plans. The majority of gold production is used for jewellery production and, for investment purposes, in the latter case because some investors view it as a store of value against inflation. In addition, certain physical properties of gold, including its malleability, ductility, electric conductivity, resistance to corrosion and reflectivity, make it the metal of choice in a number of industrial applications.
Global Markets
Demand
According to the WGC, in 2021 global gold demand increased to 4,021 tonnes and recouped much of the COVID-related losses sustained during 2020. Demand for gold in the consumer-driven jewellery and technology sectors recovered throughout the year in line with economic growth and sentiment, while central bank buying also far outpaced that of 2020. Investment demand was mixed in an environment of opposing forces: high inflation competed with rising yields for investors’ attention.
Jewellery consumer demand staged a strong recovery in 2021, increasing 52% to 2,124 tonnes, matching the 2019 total. This was in good part linked to Q4 demand, which – at 713 tonnes – saw the strongest quarterly jewellery consumption since Q2 2013. Global holdings of gold ETFs fell by 173 tonnes in 2021 in sharp contrast to 2020’s record 874 tonne increase. Bar and coin investment maintained its momentum, jumping 31% to an eight-year high of 1,180 tonnes. Central banks accumulated 463 tonnes of gold in 2021, 82% higher than the 2020 total and lifting global reserves to a near 30-year high. Finally, Gold used in technology grew 9% in 2021, to reach a three-year high of 330 tonnes.
Supply
Supply of gold consists of new production from mining, the recycling of gold scrap and releases from existing stocks of bullion. Mine production represents the most important source of supply, typically comprising 75% each year. Annual demand requires more gold than is newly mined and the shortfall is made up from recycling. Management believes that long-term gold supply issues will act to support a recovery in the gold price. According to the WGC, total gold supply decreased by 1% from 4,721 tonnes in fiscal 2020 to 4,666 tonnes in fiscal 2021. The decrease in gold supply between fiscal 2020 and fiscal 2021 is attributable to an 11% decrease in recycling activity during the COVID-19 pandemic.
Price
The market for gold is relatively liquid compared to other commodity markets, with London being the world’s largest gold trading market. Gold is also actively traded via futures and forward contracts. The price of gold has historically been significantly affected by macroeconomic factors, such as inflation, exchange rates, Reserves policy and by global political and economic events, rather than simple supply/demand dynamics. Gold is often purchased as a store of value in periods of price inflation and weakening currency. The price of gold has historically been less volatile than that of most other commodities. In 2017, the price of gold improved by 1%, then fell by 2% in 2018, then improved by 18% in 2019, improved again by 27% in 2020 and improved again by 2% in 2021. The closing gold price on 31 December 2021 was U.S.$1806 per ounce. In 2021, the spot gold price was as high as U.S.$1944 and as low as U.S.$1684 per ounce.
Top Producers
Based on fiscal 2021 production, the first, second, third and fourth largest gold producers in the world were Newmont, Barrick, Polyus and AngloGold Ashanti, respectively. According to publicly available sources, at 31 December 2021, Newmont had 12 operations in eight countries, Barrick had 14 operations in twelve countries, Polyus had 6 operations in one country and AngloGold Ashanti had 14 operations in nine countries. In fiscal 2021, Gold Fields was the fifth largest gold producer in the world.
Guidance for 2022
Gold Fields expects to have significant capital expenditures in fiscal 2022, driven by the deferral of spending at Salares Norte, as well as the elevated level of sustaining capital expenditure across the portfolio, in order to maintain the production base of the Group.

For 2022, attributable gold equivalent production is expected to be between 2.25Moz and 2.29Moz (excluding Asanko). AISC is expected to be between U.S.$1,140/oz and U.S.$1,180/oz., with AIC expected to be U.S.$1,370/oz to U.S.$1,410/oz. Excluding the Salares Norte project (which is a significant capital expenditure), AIC is expected to be U.S.$1,230/oz and U.S.$1,270/oz. The exchange rates used for our 2022 guidance are Rand 15.55 per U.S.$1.00 and U.S.$ 0.76 per A$1.00.
The Group’s total capital expenditure for 2022 is expected to be between U.S.$1.05 and U.S.$1.15 billion. Sustaining and non-sustaining capital expenditure is expected to be U.S.$626-675 million and U.S.$425-475 million, respectively. Salares Norte is expected to be the largest expenditure, currently budgeted at U.S.$330 million.
Gold Fields is unable to provide 2022 production guidance for Asanko. Consequently, the Group’s guidance excludes Gold Fields’ share of the Asanko JV. Gold Fields expects Galiano to update the market on the outlook for Asanko by the end of the first quarter of 2022.
The Group’s production and costs have been adjusted for the inherent operating risks which relate to all or some of the Group’s mines. The risk of stoppages due to the COVID-19 pandemic has not been factored into any of the Group’s guidance estimates. The extent to which COVID-19 will impact on either production or costs in the future cannot be accurately estimated at this stage. See “—Risk Factors—The impact from, and measures taken to address, the COVID-19 pandemic have, and may continue to, adversely affect Gold Fields’ people, and may impact its business, operating results, cash flows and financial condition”.
Environmental and Regulatory Matters
South Africa
Environmental
Gold Fields’ South African operation is subject to various laws relevant to its activities that relate to the protection of the environment. South Africa’s Constitution grants the people of South Africa the right to an environment that is not harmful to human health or wellbeing and to the protection of that environment for the benefit of present and future generations through reasonable legislative and other measures. The South African Constitution and the National Environmental Management Act (NEMA), No. 107 of 1998, as well as various other related pieces of legislation enacted, grant legal standing to a wide range of interest groups to bring legal proceedings to enforce their environmental rights, which are enforceable against private entities, as well as the South African government.
South African environmental legislation commonly requires businesses whose operations may have an impact on the environment to obtain permits, authorisations and other approvals for those operations. The applicable environmental legislation also imposes general compliance requirements and incorporates environmental principles, including the “polluter pays” principle.
The South African Government has initiated the “One Environmental System” to streamline the licensing processes for mining, environmental authorisations and water use. Under the One Environmental System, the DMRE is the competent authority to grant environmental authorisations under NEMA. The DFFE is the appeal authority for these authorisations. NEMA has been amended to provide that every holder of a mining right will remain responsible for any environmental liability due to pollution or ecological degradation. They will also remain responsible for the pumping and treatment of polluted or extraneous water and the management and sustainable closure thereof. If these obligations are contravened, the holder of a mining right and its directors may be held criminally liable under the provisions of NEMA for any environmental degradation and/or the remediation thereof.
South African mining companies are required by law to undertake rehabilitation work as part of their ongoing operations in accordance with an approved environmental management plan (EMP), which includes a mine closure plan. Gold Fields funds its ongoing environmental rehabilitation costs as part of its operating cash flows. Gold Fields’ long-term closure costs are funded by making cash contributions into an environmental trust fund, as well as providing financial guarantees. The difference between the cash closure contributions made to the environmental trust fund to date and the final closure cost estimate are funded through insurance guarantees. These costs are collectively referred to as the “financial provision”. In fiscal 2020, an EMP performance assessment was undertaken at South Deep, with no major findings raised. A final report has been submitted to the DMRE. South Deep is required to perform its next environmental management programme performance assessment in 2022.
The South African Environmental Minister published Proposed Amendments to the Regulations Pertaining to the Financial Provision for Prospecting, Exploration, Mining or Production Operations (the Financial Provision Regulations), in terms of NEMA in 2015. The mining industry has been engaging the DFFE regarding the Financial Provision Regulations and the proposed amendments. Further revisions and proposed amendments to the Financial Provision Regulations have since been published.
On 17 January 2020, the Environmental Minister of South Africa published an amendment to the Financial Provision Regulations relating to the extension of the deadline for compliance with the Financial Provision Regulations to 19 June 2021, and a further extension has been granted until 19 June 2022.
The Financial Provision Regulations apply to holders of mining rights and require such holders to “review and align” their approved financial provision by undertaking a review of the provisioning in accordance with the Financial Provision Regulations by 19 June 2022, provided that these holders have complied with the financial provisioning obligations imposed by the MPRDA.

Historically, Gold Fields’ post closure water liabilities at South Deep were considered a contingent liability due to insufficient information. Pursuant to studies undertaken by an independent firm from 2015 which prepared a report compiling post-closure water management studies, South Deep now has sufficient information to enable it to reliably remove this estimation of the post closure water liability. Due to the inherent uncertainty on the outcome of the cessation of dewatering of Cooke 4 (Ezulwini) over which South Deep does not have control, together with the application made by Rand Uranium (a subsidiary of Sibanye Stillwater) for the closure of Cooke 3, 2 and 1 shafts, which would result in the rewatering of these shafts, along with other possible hydrogeological influences unrelated to South Deep in the future, the post closure water liability continues to be a contingent liability.
In line with the “One Environmental System”, the National Water Act, No. 36 of 1998 (the NWA) requires the DWS to align and integrate the process for consideration of a water use licence with the timeframes of applications for prospecting and mining rights under the MPRDA and environmental authorisations under NEMA. A water use licence is required before mining operations can commence and the NWA includes a provision which gives a third party the right to appeal directly to the Minister of Water and Sanitation regarding such an application. An appeal by a third party may therefore delay a mining project despite the granting of a mining right and environmental authorisation.
Under the NWA, all water in the hydrological cycle is under the custodianship of the South African government held in trust for the people of South Africa. Water users are required to re-register their existing lawful water uses and apply for any new water uses to be licenced under the NWA. In addition, the NWA governs waste and waste water discharges that may impact a water resource. The South African government uses various policy instruments and mechanisms, such as the water use licence regime and the proposed waste discharge charge system, to ensure compliance with prescribed standards and water management practices according to the “user pays” and “polluter pays” principles and to shift some of the treatment and clean-up cost back to the polluters. Gold Fields continues to use all reasonable and practical measures to remove underground water to permit the routine safe functioning of South Deep. South Deep was issued with a water use licence in 2011 by the DWS. Certain conditions and other aspects of the approved licence were identified as requiring modification and an amended application to address these was approved by the DWS in 2018. The approved 2018 water use licence was amended and submitted to DWS as an integrated water use licence during 2019, and was approved by the DWS in 2021. The water management systems at South Deep has been reviewed to ensure compliance with the approved 2021 licence conditions and regulations. Gold Fields maintains water monitoring and audit programmes that align with is 2021 water licence.
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
The South African government introduced a carbon tax under the South African Carbon Tax Act with effect from 1 June 2019. The South African Carbon Tax Act (together with the South African Customs and Excise Act, which contains provisions related to the administrative arrangements for the collection of carbon tax revenues by the South African Revenue Service) aims to reduce greenhouse gas emissions. For more information regarding the Carbon Tax Act, see “—Risk Factors— Increasing regulation of environmental and sustainability matters such as greenhouse gas emissions and climate change may materially adversely affect Gold Fields’ operations”.
In South Africa, the National Environmental Management Waste Act, No. 59 of 2008 (the Waste Act) is the principal legislation that governs waste management, including waste management facilities. South Deep has a waste disposal facility, which is currently dormant, consisting of different waste streams, including waste with radiation levels slightly above background levels (which are the naturally occurring levels in geology). Under the Waste Act, there is a duty to rehabilitate this dormant site. South Deep has included the site in its rehabilitation plan and rehabilitation commenced during fiscal 2018 and was completed in 2021. Radioactivity testing was conducted, and the site was found not to be radioactive. In 2015, South Deep applied for a waste licence in respect of two additional facilities: a waste transfer station and a salvage yard. In April 2017, Gold Fields received a confirmation of compliance with the licensing requirements in terms of the transitional arrangements and the status remains the same.
On 2 June 2014, amendments to the Waste Act were published, pursuant to which, as of 8 December 2014, residue deposits and residue stockpiles were brought within the Waste Act’s scope. Accordingly, as of 8 December 2014, in terms of the “One Environmental System”, residue stockpiles and residue deposits became subject to regulation under the Waste Act and the related regulations regarding the planning and management of residue stockpiles and residue deposits from a prospecting, mining, exploration or production operation (Residue Mining Regulations). The Waste Act requires waste management licences for activities relating to their establishment and reclamation to be obtained, subject to the transitional provisions in the amendments which were published on 24 July 2015. Such licences will need to be obtained from the DMRE, which is the competent authority to issue such licences for mining operations. Existing residue stockpiles and residue deposits must continue to be managed in accordance with a mine’s approved environmental management program.
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
Gold Fields also undertakes activities which are regulated by the National Nuclear Regulator Act, No. 47 of 1999 (the NNR Act). The NNR Act requires Gold Fields to obtain authorisation from the National Nuclear Regulator (NNR) and undertake activities in accordance with the conditions of such authorisation. Gold Fields’ South African operation possesses and maintains Certificates of Registration issued by the NNR as required under the NNR Act.
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
The principal health risks associated with Gold Fields’ mining operations in South Africa arise from occupational exposure and community environmental exposure to silica dust, noise, heat and certain hazardous substances, including toxic gases, water, soil or air contamination and radioactive particulates. The most significant occupational diseases affecting Gold Fields’ workforce include lung diseases (such as silicosis, tuberculosis, a combination of the two and COAD) as well as NIHL. The Occupational Diseases in Mines and Works Act, No. 78 of 1973 (the ODMWA) governs the payment of compensation and medical costs related to certain occupational diseases, such as silicosis, contracted by persons employed in mines or at sites where activities ancillary to mining are conducted. See “—Risk Factors—Gold Fields’ operations are subject to extensive environmental, health and safety regulations, which could impose additional costs and compliance requirements and Gold Fields may face claims and liability for breaches, or alleged breaches, of such regulations and other applicable laws”.
In 2011, the South African Constitutional Court ruled that a claim for compensation under ODMWA does not prevent an employee from seeking to recover damages from the employer under common law. Such a ruling could expose Gold Fields to claims related to certain occupational diseases (including silicosis). Although risks associated with alleged occupational exposure are likely to be greater, such actions may also arise in connection with the alleged incidence of such diseases in communities proximate to Gold Fields’ mines.
Silicosis and Tuberculosis Settlement Agreement
In 2014, a consolidated application was brought in the High Court, Gauteng Local Division (High Court) against several South African mining companies, including Gold Fields, for certification of a class action on behalf of current or former mineworkers (and their dependants) who had allegedly contracted silicosis or tuberculosis while working for one or more of the mining companies listed in the application. In 2016, the High Court ordered, among other things, the certification of a silicosis class and a tuberculosis class. The High Court ruling did not represent a ruling on the merits of the cases brought against the mining companies.
On 3 May 2018, six South African mining companies (the Gold Working Group), including Gold Fields, concluded a settlement agreement with the attorneys representing the claimants in the silicosis and tuberculosis class action litigation (the Settlement Agreement). The Settlement Agreement provides meaningful compensation to eligible workers (or their dependents) suffering from silicosis and/or tuberculosis and who worked in the Gold Working Group’s mines between March 1965 and December 2019. The High Court approved the Settlement Agreement on 26 July 2019 and it became effective on 10 December 2019.
The Tshiamiso Trust has been established to carry out the terms of the Settlement Agreement. The Tshiamiso Trust is responsible for ensuring that all eligible current and former mineworkers across southern Africa with silicosis or work-related tuberculosis (or their dependents where the mineworker has passed away) are compensated pursuant to the Settlement Agreement.
Gold Fields has provided for the estimated cost of the class settlement based on actuarial assessments and the provisions of the Settlement Agreement. At 31 December 2021, the provision for Gold Fields’ share of the settlement of the class action claims and related costs amounts to U.S.$13.1 million (R209.6 million). The nominal value of this provision is U.S.$16.9 million (R269.8 million).
The ultimate outcome of this matter, however, remains uncertain, with the number of eligible workers successfully submitting claims and receiving compensation being uncertain. The provision is consequently subject to adjustment in the future. See “Annual Financial Report—Notes to the consolidated financial statements—Note 35. Contingent liabilities”.
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
Mineral Rights
The MPRDA
The MPRDA, which came into effect in 2004, is the primary legislation regulating the mining industry in South Africa. Under the MPRDA, the South African government is the custodian of South Africa’s mineral and petroleum resources and has a duty to administer these resources for the benefit of all South Africans. As a consequence, an owner of the surface rights has no claim to the minerals found in, on or under the surface of his or her land. The MPRDA extinguished private ownership of minerals. The DMRE is the government body which implements and administers the MPRDA.
A company seeking to exploit mineral resources in South Africa is required to first apply for and obtain the appropriate right under the MPRDA. The Minister of Mineral Resources and Energy in South Africa is authorised to grant or refuse applications for rights under the MPRDA, and is obligated to grant the right when an applicant meets all the requirements relating to the right for which the applicant has applied. After a mining right is granted under the MPRDA and registered pursuant to the Mining Titles Registration Act, 16 of 1967, the holder of the mining right holds a limited real right in respect of the mineral and the land to which such right relates.
Under the MPRDA, the holder of a mining right must comply with the terms of the right, the provisions of the MPRDA, the environmental authorisation (issued under the NEMA), the mining work programme and the SLP approved as part of the right. The SLP relates to the obligations placed on the mining right holder to, among other things, train employees of the mine in accordance with prescribed training methodologies, achieve employment equity and human resource development in the mining company, improve housing and living conditions of employees and set up local economic development projects. Compliance with each of the provisions of the MPRDA, environmental authorisation, mining work programme and SLP is monitored by submission of periodic returns and reports by the holder of the right to the DMRE in accordance with the provisions of the MPRDA and the right. A mining right can be suspended or cancelled if the holder conducts mining operations in breach of the MPRDA, a term or condition of the right or an environmental authorisation, or if the holder of the right submits false, incorrect or misleading information to the DMRE. The MPRDA sets out a process which must be followed prior to the mining right being suspended or cancelled.
Gold Fields actively carries out mining and exploration activities in South Deep. In the period following the MPRDA taking effect, Gold Fields applied for and was granted conversion of all of its “old order” mining rights into “new order” mining rights in terms of the MPRDA. Gold Fields has also submitted an SLP for the 2018 to 2022 period which has been approved by the DMRE.
The 2018 Mining Charter
The 2018 Mining Charter (as read with the Implementation Guidelines for the 2018 Mining Charter (Implementation Guidelines)), among other things, sought to link mining rights with empowerment obligations. It is widely considered that the 2018 Mining Charter did not bring about the legal certainty in that African mining industry that it attempted to create.
Some of the salient features of the 2018 Mining Charter are:
•existing right holders who have achieved a minimum of 26% BEE shareholding shall be recognised as compliant for the duration of the mining right.
•existing right holders whose BEE partners exited prior to the commencement of the 2018 Mining Charter shall be recognised as compliant for the duration of the mining right (the once empowered, always empowered principle).
•the once empowered, always empowered principle will not be applicable to the renewal and transfer of a mining right; and
•a new mining right must have a minimum of 30% BEE shareholding.
Accordingly, in 2019, the Minerals Council of South Africa (MCSA) filed an application in the Gauteng Division High Court of South Africa (the Gauteng Division High Court) for the judicial review and setting aside of certain clauses of the 2018 Mining Charter. In 2021, the Gauteng Division High Court issued a judgement addressing certain key elements of the MCSA’s application. Among other things, the court held that:
•the 2018 Mining Charter is a policy document and does not, by itself, bind holders of mining rights and prospecting rights;
•the 2018 Mining Charter is only binding on holders of mining rights to the extent that its terms have been lawfully incorporated by the DMRE Minister into such rights;
•a renewal of an existing mining right shall not be subject to the 2018 Mining Charter requirements applicable at the time that a mining right renewal application is lodged;
•continuing consequences shall be recognised in relation to applications for new mining rights, renewals and transfer of mining rights; and
•the distribution of the minimum 30% BEE shareholding and provisions in respect to qualifying employees and to the equity equivalent benefit for host communities is no longer prescribed.

In addition, the court reviewed and set aside a number of specific clauses of the 2018 Mining Charter. Following the judgment, the DMRE indicated that it intends to consider steps to achieve the empowerment objectives through amendments to the MPRDA.
Gold Fields will be required to evidence that it relies on the 2018 Mining Charter as a policy document and that it will use its best endeavours to comply with the provisions that have not been set aside by the court.
See “—Risk Factors—Gold Fields’ mineral rights are subject to legislation, which could impose significant costs and burdens and which impose certain ownership requirements, the interpretation of which is the subject of dispute—South Africa”.
The B-BBEE Act and the B-BBEE Amendment Act
The B-BBEE Act, 2003 (the B-BBEE Act) established a national policy on broad-based black economic empowerment with the objective of increasing the participation of Historically Disadvantaged Persons (as defined in the MPRDA) in the economy. The B-BBEE Act provides for various measures to promote black economic empowerment, including empowering the Minister of Trade and Industry to issue the B-BBEE Codes with which organs of state and public entities and parties interacting with them or obtaining rights and licences from them would be required to comply. There has been some debate as to whether or to what extent the mining industry was subject to the B-BBEE Act and the policies and codes provided for thereunder. On 24 October 2014, the B-BBEE Amendment Act No. 46 of 2013 was brought into operation. The B-BBEE Amendment Act inserts a new provision in the B-BBEE Act, whereby the B-BBEE Act would trump the provisions of any other law in South Africa which conflicts with the provisions of the B-BBEE Act, provided such conflicting law was in force immediately prior to the effective date of the B-BBEE Amendment Act. The B-BBEE Amendment Act also stipulates that this provision would only be effective one year after the B-BBEE Amendment Act is brought into effect. This provision came into effect on 24 October 2015 and, on 27 October 2015, the Minister for Trade and Industry published a government gazette notice declaring an exemption, in favour of the DMRE, from applying the requirements contained in section 10(1) of the B-BBEE Act for a period of 12 months, ended 27 October 2016. The Minister of Trade and Industry has not published any further notices since this date to provide clarity on his position, but the exemption and its expiry can be read as confirmation that the South African Department of Trade and Industry sees the B-BBEE codes as “applicable” to the Mining Industry.
It was previously unclear how the DMRE would implement the 2018 Mining Charter within the context of the B-BBEE Act and the B-BBEE Codes and whether or not the B-BBEE Act and the B-BBEE Codes would override the 2018 Mining Charter in the future. The current position is that the provisions of an act will, in an instance of conflict, override the 2018 Mining Charter, which is a policy document and does not have the same status as legislation. On this basis the B-BBEEE Act (and the B-BBEE Codes issued in terms thereof) would override the provisions of the 2018 Mining Charter.
The Royalty Act
The Mineral and Petroleum Resources Royalty Act, No. 28 of 2008 (the Royalty Act) imposes a royalty on refined and unrefined minerals payable to the South African government.
The royalty in respect of refined minerals (which include gold and platinum) is calculated by dividing earnings before interest and taxes (EBIT) by the product of 12.5 times gross sales in respect of refined mineral resources calculated as a percentage, plus an additional 0.5% EBIT refers to taxable mining income (with certain exceptions such as no deduction for interest payable and foreign exchange losses) before assessed losses but after capital expenditure. A maximum royalty of 5% of revenue has been introduced for refined minerals. Gold Fields currently pays a royalty based on the refined minerals royalty calculation as applied to its gross revenue.
The Income Tax Act
Under South African tax legislation, gold mining companies and non-gold mining companies are subject to corporate income tax at different rates. As part of a corporate income tax package to broaden the South African tax base, effective for tax years ending on or after 31 March 2023: (i) the corporate income tax rate for non-mining companies is reduced by 1% to 27%; and (ii) the offset of balance of assessed losses carried forward by companies are restricted to 80% of taxable income. The 2022 Budget Review also proposes that the legislation be clarified to ensure that the assessed loss restriction is calculated before taking into account the capital expenditure deduction for mining operations in terms of section 36 of the ITA.
The corporate tax rate for a gold mining company is determined according to a formula which is affected by the profitability of the applicable mining operation. Accordingly, depending on the profitability of mining operations in South Africa, the effective tax rate can be significantly different from year to year.
Land Expropriation
In 2017, the African National Congress (ANC) resolved to pursue a policy of expropriating land without compensation, provided, among other things, that such expropriation does not undermine economic growth and job creation. This policy resulted in the publication of the draft South African Constitution Eighteenth Amendment Bill (Draft Constitution Eighteenth Amendment Bill) in 2019, which introduced legislation to amend section 25 of South Africa’s Constitution to enable the state to expropriate land in the public interest without compensation. The necessary approvals were ultimately not obtained and consequently, the Draft Constitution Eighteenth Amendment Bill was not adopted.
In 2019, prior to the introduction of the Draft Constitution Eighteenth Amendment Bill, a draft expropriation bill (Draft Expropriation Bill) was published for public comment by the South African Minister for Public Works (Minister for Public Works), which would allow the state to expropriate land without compensation where doing so would be for a public purpose or in the public interest. In determining to expropriate land without compensation, this legislation would also require the consideration of “all relevant circumstances”, which include, among other things, whether the land is held purely for speculative purposes, is owned by the state or is abandoned. In 2020, a new draft expropriation bill (New Draft Expropriation Bill) was introduced by the Minister for Public Works of South Africa. The New Draft Expropriation Bill is currently in the public consultation process and is expected to be tabled for discussion in the South African Parliament in 2022.
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
Transfers of funds from South Africa for the purchase of shares in offshore entities or for the creation or expansion of business ventures offshore require exchange control approval. However, if the investment is a new outward foreign direct investment where the total cost does not exceed R1 billion per company per calendar year, the investment application may, without specific SARB approval, be processed by an Authorised Dealer, subject to all existing criteria and reporting obligations. If the investment exceeds R1 billion, the Authorised Dealer must refer the request to the Financial Surveillance Department. Gold Fields must, for statistical purposes, acquire at least 10% of the foreign target entity’s voting rights. Should this reduce to below 10%, such information must be reported to the Financial Surveillance Department.
A so-called “loop structure” will be created where a South African exchange control resident (such as Gold Fields) sets up an offshore structure which re-invests into the Common Monetary Area (CMA) by acquiring shares or other interests (e.g. loans) in a CMA company or CMA asset. While this was not previously permitted, with effect from 1 January 2021, loop structures are allowed if placed on record with the Financial Surveillance Department of SARB and if the acquisition of the South African assets takes place on an arm’s length basis. Annual reporting to the Financial Surveillance Department will also be required as concerns the loop structure.
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
Ghana
Environmental
The laws and regulations relating to the environment in Ghana have their roots in the 1992 Constitution (Ghanaian Constitution) which charges both the state and others with a duty to take appropriate measures to protect and safeguard the environment. Mining companies are required, under the Environmental Protection Agency Act, 1994 (Act 490) (EPA Act), Environmental Assessment Regulations 1999 (L.I. 1652) and Water Use Regulations, 2001 (L.I. 1692), to obtain all necessary environmental approvals from the Environmental Protection Agency (Ghanaian EPA), a body set up under the EPA Act, and, where applicable, a water use permit from the Water Resources Commission before undertaking mining operations. There are further requirements under the Minerals and Mining (Health, Safety and Technical) Regulations, 2012 (L.I. 2182) to obtain the necessary operating permits from the Inspectorate Division of the Minerals Commission for the operation of mines. The Minerals and Mining Act also requires that mining operations in Ghana comply with all other laws for the protection of the environment. Non-compliance with the provisions of these laws could result in the imposition of fines and in some cases a term of imprisonment.
Under the relevant environmental laws and regulations, mining operations are required to undergo an ESIA process and obtain an initial social license to operate from the community and an environmental permit prior to commencing operations. Environmental Management Plans (EMPs) are prepared and submitted to the Ghanaian EPA 18 months after the initial issuance of the permit and then every three years thereafter. The EMP must include details of the actual impacts of the operation on the environment and local communities, other likely or expected impacts of the undertaking, as well as a comprehensive plan and timetable for actions to lessen and remediate adverse impacts. Approval of the management plan may result in the issuance of an environmental certificate, subject to any conditions determined by the Ghanaian EPA. Damang submitted its EMP to the Ghanaian EPA in 2020 (for the 2020-2023 period) and Tarkwa submitted its revised EMP to the Ghanaian EPA in November 2021 (for the 2022-2024 period). Tarkwa’s existing environmental certificate expired in

January 2022. Damang and Tarkwa have paid the requisite processing and permit fees and are waiting for the environmental certificates to be issued by the Ghanaian EPA.
The laws also require mining operations to rehabilitate land disturbed as a result of mining operations pursuant to a reclamation security agreement (RSA) between the mine and the Ghanaian EPA. RSAs typically require mining companies to secure a percentage (typically between 50% and 100%) of the current estimated rehabilitation costs by posting reclamation bonds underwritten by banks and restricted cash. Gold Fields and Abosso maintain reclamation bonds underwritten by banks and restricted cash in order to secure a percentage of their total mine closure liability. RSAs also require mining companies to have an environmental cost reclamation plan, which includes two cost estimates, namely: the cost of rehabilitating the mining area at the end of the life of the mine as well as the cost of rehabilitating the mine as at the date of the reclamation plan. These estimates are reviewed annually and updated every two years. Mining companies also must include an update on their rehabilitation completion progress in their annual environmental reports.
Health and Safety
A mining company is statutorily obliged to, among other things, take steps to ensure that the mine is managed in accordance with applicable legislation, including the Minerals and Mining (Health, Safety and Technical) Regulations, 2012 (L.I 2182), to ensure the safety and wellbeing of its employees. Additionally, both the Tarkwa and Damang mines are required, under the terms of their respective mining leases, to comply with the reasonable instructions of the Chief Inspector of Mines regarding health and safety at the mines. A violation of the provisions of the health and safety regulations or failure to comply with the reasonable instructions of the Chief Inspector of Mines could lead to, among other things, a shutdown of all or a portion of the mine or the imposition of more stringent compliance procedures. The Tarkwa and Damang mines have potential liability arising from injuries to, or deaths of, workers, including, in some cases, workers employed by their contractors. Although Ghanaian law provides statutory workers’ compensation for injuries or fatalities to workers, it is not the exclusive means by which workers or their personal representatives may claim compensation. Both companies’ allotted insurance for health and safety claims and the relevant workers’ compensation may not fully cover them in respect of all liability arising from any future health and safety claims, since employees may still resort to other claims through the courts and/or legal system.
Mineral Rights
Gold Fields Ghana has two major mining leases in respect of its mining operations, namely the Tarkwa property lease and the Teberebie property lease. There are three mining leases under the Tarkwa property lease, all of which were granted in 1997 and will expire in 2027, and two mining leases under the Teberebie property lease, which were granted between 1988 and 1992, and initially expired in 2018, and then were extended by the Minister of Lands and Natural Resources in 2018 to 2036. On 22 December 2020, the Ghanaian Parliament ratified the Teberebie mining lease. All of Gold Fields’ existing mining leases in Ghana have been ratified by the Ghanaian government.
Abosso holds the mining lease in respect of the Damang mine which was granted in 1995 and expires in 2025, as well as the mining lease in respect of the Lima South pit that was granted in 2006 and expired in 2017 but remained valid until the application for the extension of the term was determined. As with the Tarkwa and Teberebie mining leases, these leases are renewable under their terms and the provisions of the Minerals and Mining Law (Minerals and Mining Law) by agreement between Abosso and the government of Ghana. The Minister of Land and Natural Resources on 12 November 2018 approved the extension of the Lima South lease to 2036.
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
The major provisions of the Minerals and Mining Act include:
•the government of Ghana’s right to a free carried interest in mineral operations of 10% and the right to a special share (discussed below); and
•mining companies which have invested or intend to invest at least U.S.$500 million (as Gold Fields has) may benefit from stability and development agreements, relating to both existing and new operations, which will serve to protect holders of current and future mining leases for a period not exceeding 15 years against changes in laws and regulations generally and, in particular, relating to customs and other duties, levels of payment of taxes, royalties and exchange control provisions, transfer of capital and dividend remittances. A development agreement may contain further provisions relating to the mineral operations and environmental issues. Each stability and development agreement is subject to the ratification of Parliament.
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
In 2012, the Ghanaian Parliament passed an Act that increased taxes on mining companies from 25% to 35% and reduced the capital allowance regime from 80% for the first year with reductions to a uniform regime of 20% over five years. In 2015, new legislation prohibited the deferral of unutilised capital allowances if not used in the tax year. Further, a draft bill was proposed which sought to impose a windfall profit tax of 10% of the cash balance of a company engaged in mining activities. The planned windfall tax has, however, been on hold indefinitely since January 2014.

In 2016, the Parliament of Ghana ratified development agreements (Development Agreements) between Gold Fields Ghana, Abosso and the government of Ghana. The Development Agreements provide for, among other things, a fixed corporate tax rate of 32.5%, beginning from 17 March 2016, and exemption from certain import duties. In addition, from 1 January 2017, Gold Fields pays royalties on a sliding scale, replacing the fixed rate, which it paid prior to 1 January 2017.
Under the Development Agreements, Gold Fields committed to pay compensation for assets used at Tarkwa since the divestiture of the Ghanaian State Gold Mining Company and, in years where a dividend is not declared and paid, to make a payment of 5% of profits after tax in the relevant year to the government (which will be offset against the eventual dividend payment).
In 2018, two members of the Ghanaian Parliament filed a lawsuit against the Ghanaian Attorney General, the Minerals Commission and 35 mining and cement manufacturing companies including Gold Fields (the Ratification Case) seeking a declaration that all transactions, contracts and undertakings between mining companies and the government of Ghana which have not been ratified by the Ghanaian Parliament constitute a violation of the Ghanaian Constitution. In addition, the plaintiffs have sought an order for the recovery of such mineral resources (or their cash equivalent) from mining companies for carrying out mining operations when their transactions with the government of Ghana had not been ratified by the Ghanaian Parliament. Gold Fields and the other defendant mining companies have filed their response in the Ratification Case, and the case is ongoing.
Under the Ghanaian Constitution, any transaction, contract or undertaking involving the grant of a right or concession for the exploitation of any mineral, water or other natural resource of Ghana is subject to ratification by the Ghanaian Parliament. Gold Fields’ position is that it is the duty of the Minister of Lands and Natural Resources to present mining leases to the Ghanaian Parliament for ratification, and Gold Fields has complied with all statutory requirements leading to the execution of the mining leases. In addition, Gold Fields has argued that the economic ramifications of granting the relief sought by the plaintiffs is incalculable and would impact jobs, community development and revenue. The Supreme Court of Ghana has yet to set a date for the hearing of the case, and as such, it is difficult to predict the outcome of this litigation, including its impact on Gold Fields, at this stage. However, as noted above, all of Gold Fields’ existing mining leases have now been ratified by the Ghanaian government.
Fiscal Regime
Several regulatory/statutory changes were made to Ghana’s fiscal regime in 2021, including, among others:
•The COVID-19 Health Recovery Levy Act, 2021 (Act 1068), which imposed a special levy on the supply of goods and services and imports to raise revenue to support the COVID–19 expenditures and other related matters.
•The Income Tax (Amendment) Act 2021 (Act 1066), which amended the sixth schedule to the Income Tax Act, 2015 (Act 896) to provide for a rebate for selected industrial sectors and suspended quarterly instalment payments by specified self-employed persons and owners of commercial vehicles.
•The Income Tax (Amendment) (No.2) Act 2021 (Act 1071), which, inter alia amended the Income Tax Act, 2015 (Act 896) to review the rates of income tax for individuals and to reduce the withholding tax rate for sale of unprocessed gold by small scale miners.
•Energy Sector Levies Amendment Act, 2021 (Act 1064), which amended the Energy Sector Levies Act, 2015 (Act 899) to impose an energy sector recovery levy and sanitation and pollution levy on specified petroleum products.
•Penalty and Interest Waiver (Amendment) Act, 2021, (Act 1073), which amended the Penalty and Interest Waiver Act, 2021, (Act 1065) to extend the period to apply for a waiver of penalty and interest on accumulated tax arrears up to 31 December 2020 for persons who make arrangements with the GRA for payment of the principal tax up to 30 June 2022.
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
In 2021, the GRA issued a final Transfer Pricing audit report for the 2014 – 2019 years of assessment for Gold Fields Ghana and Abosso and imposed a total penalty amount of U.S.$27.1 million. The audit report focused on deductibility of management and technical service fees and associated withholding tax gross ups on such fees. Gold Fields has objected to the GRA’s findings while paying 30% of the penalty imposed in accordance with section 42(5)(b) of the Revenue Administration Act, 2016 (Act 915) which requires that 30% of the tax/penalty in dispute be paid prior to the Commissioner General considering the objection. The payment was made without prejudice to Gold Fields’ objection to the GRA’s findings.
Procurement

Under the Minerals and Mining Regulations 2020 (L.I. 2431), holders of mineral rights are required to comply with specified procurement rules which require such holders to purchase goods and services from Ghanaian companies. Among other things, L.I. 2431 requires mineral right holders to utilise companies owned by Ghanaian citizens for engineering services and limits their ability to employ foreign technical and engineering consultants. In addition, this legislation requires Gold Fields to publish a procurement plan setting out the goods and services that will be procured in Ghana.
In 2018, the Minerals Commission imposed penalties of approximately U.S.$2.6 million and U.S.$0.4 million on Gold Fields Ghana and Abosso, respectively, alleging that both mines had breached their procurement plans by purchasing some key items, which are available on the local market, from overseas. In 2017, the Minerals Commission imposed penalties of approximately U.S.$4.2 million on the Tarkwa mine and approximately U.S.$7,500 on the Damang mine for similar reasons. Gold Fields contested the penalties on both occasions, and submitted documents showing it complied with the local procurement regulations. Gold Fields maintained that the items purchased from overseas were not available on the local market as alleged by the Minerals Commission. Similar penalties were imposed by the Minerals Commission on other mining companies operating in Ghana. In connection with these penalties, the Chamber engaged with the Minerals Commission on behalf of its members with the aim of resolving the matter. The Chamber advised its members not to pay the penalties pending the final resolution of the matter as it has previously engaged with the Minerals Commission and other state institutions to resolve measures taken towards the enforcement of policies, directives and penalties against mining companies.
Further, in 2019, the Minerals Commission imposed additional fines of approximately U.S.$1.9 million and approximately U.S.$1.2 million on Gold Fields Ghana and Abosso, respectively, for alleged breaches of their procurement plan for 2018. Gold Fields contested the penalties and is actively engaging with the Minerals Commission in an attempt to overturn the penalties. In addition, Gold Fields has received an independent legal opinion supporting its position under the Minerals and Mining Act.
Government Option to Acquire Shares of Mining Companies
Under Ghanaian law, the government is entitled to a 10% interest in any Ghanaian company which holds a mining lease in Ghana, without the payment of consideration for the shares therein. The government of Ghana has already received this 10% interest in each of Gold Fields Ghana and Abosso. The government also has the option, under PNDCL 153, to acquire an additional 20% interest in the share capital of mining companies whose rights were granted under PNDCL 153. The government of Ghana exercised this option in respect of Gold Fields Ghana and subsequently transferred the interest back to Gold Fields. The government of Ghana retains the option to purchase an additional 20% of the share capital of Abosso. As far as management is aware, the government of Ghana has not exercised this option for any other gold mining company in the past, other than Gold Fields Ghana.
Under the Minerals and Mining Law, which continues to apply to Gold Fields’ operations in Ghana, and under the Minerals and Mining Act, the government of Ghana has a further option to acquire a “special share” in a mining company for no consideration or in exchange for agreed upon consideration. This special share, if acquired, would entitle the government to attend and speak at any general meeting of shareholders, but does not carry any voting rights. In addition, the special share does not entitle the government of Ghana to distributions of profits of the company which issues it to the government. The written consent of the government of Ghana is required to make any amendment to a company’s regulations relating to the government of Ghana’s option to acquire a special share. Although the government of Ghana has agreed not to exercise this option in respect of Gold Fields Ghana, it has retained this option for Abosso.
Right of Pre-emption
Under the Minerals and Mining Act, the Minister of Lands and Natural Resources has the right of pre-emption over all minerals obtained in Ghana and products derived from the refining or treatment of these minerals. Pursuant to the Minerals and Mining Act, the government of Ghana may, by an executive instrument, appoint a statutory body to act as its agent to exercise this right of pre-emption. This provides the government of Ghana the right to compulsorily purchase the minerals or gold produced by mining companies in Ghana. In 2018, the Minister of Lands and Natural Resources informed the Chamber of the government of Ghana’s intention to exercise its right of pre-emption to acquire up to 30% of all gold mined in Ghana. The Chamber is engaging with the government of Ghana to explore the most appropriate means of addressing this matter to minimise any potential negative impact on mining companies. To that end, the government of Ghana and the Chamber have established a joint committee to work collaboratively with the industry.
Notwithstanding the right of pre-emption, the Ghanaian Constitution provides protection from the deprivation of property and requires the government of Ghana to make prompt payment of fair and adequate compensation where the government of Ghana acquires private property on a compulsory basis.
Local Refinement
The government of Ghana has signalled its intention to undertake various interventions in relation to gold mining, including establishing a gold refinery in Ghana, with announced plans to locally refine 30% of the gold produced in the country. Further, the government of Ghana proposed that members of the Chamber contribute part of their production to enable a local refinery to meet a minimum 10-ton requirement. The discussions are ongoing, focusing on ensuring that a move to locally refined gold does not become detrimental to the mining industry.
Exchange Controls
Under Ghana’s mining laws, the BoG or the Minister for Finance may permit the holder of a mining lease to retain a percentage of its foreign exchange earnings for certain expenses in bank accounts in Ghana. Under a foreign exchange retention account agreement with the government of Ghana, and in line with the Development Agreements, Gold Fields

Ghana and Abosso are required to repatriate 30% of their revenues derived from the Tarkwa and Damang mines to Ghana and use the repatriated revenues in Ghana or maintain them in a Ghanaian bank account.
The BoG issued notices on 4 February 2014 and 13 June 2014 that imposed further restrictions on the operation of Foreign Exchange Accounts and Foreign Currency Accounts. However, on 8 August 2014, it reversed virtually all the restrictions that it had imposed through these notices.
Additionally, effective fiscal 2020, there is a new exchange controls regulation which is applicable if certain capital expenditure limits are exceeded. At this stage, it is uncertain what the limits are, or the impact, if any, this regulation could have on Gold Fields.
Other Regulatory Changes
•Minerals and Mining (Local Content and Local Participation) Regulations 2020 (L.I. 2431), which intends to promote job creation in Ghana through the use of local expertise, goods and services, businesses and financing in the mining industry value chain and the retention of the jobs in the country; achieve the minimum local level and in-country spend for the provision of goods and services in the mining industry value chain; achieve and maintain a degree of participation for Ghanaians or companies incorporated in Ghana in the mining industry value chain; and to develop local capacities in the mining industry value chain through education, skills transfer and expertise development, transfer of technology and know-how and research and development programmes.
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
The environmental impacts of mining activities are also regulated by conditions imposed on Gold Fields’ mining tenements under the Mining Act 1978 (WA) (Western Australia Mining Act). If a tenement holder fails to comply with a condition of a mining tenement, the Minister for Mines or Warden appointed under the Western Australia Mining Act may impose a fine or order that the relevant mining tenement be subject to forfeiture.
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
During the operational life of its mines, Gold Fields is required by the conditions of its tenements and approvals to prepare a Mine Closure Plan which is to make provisions for the ongoing rehabilitation of its mines and to estimate the cost of closure obligations and post-closure rehabilitation and monitoring once mining operations cease. Under the Mining Rehabilitation Fund Act 2012 (WA), Gold Fields is required to pay an annual levy into a mining rehabilitation fund administered by the DMIRS. The annual levy payable by Gold Fields is 1% of an estimate of the cost per hectare to rehabilitate the land disturbed by Gold Fields’ operations. The funds held by DMIRS in the mining rehabilitation fund are used to rehabilitate abandoned mines and are not refundable or reimbursable to the contributing entities for their own rehabilitation liabilities, which are expected to be separately funded.
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
In 2020, the WHS Act received royal assent after being passed by the Western Australian Government. It will become operational in 2022, once the supporting regulations have been issued, with an appropriate transitional period. Once operational, the WHS Act will replace the existing provisions of the Occupational Safety and Health Act 1984 (WA), together with the Mines Safety and Inspection Act and its counterpart in the petroleum industry. The WHS Act will impose more extensive workplace health and safety obligations on Gold Fields’ operations in Western Australia, including introducing personal responsibility on officers to ensure Gold Fields is complying with its health and safety obligations. Breaches of any such obligations by Gold Fields or its officers may result in criminal liabilities. The new laws also introduce a new offence of industrial manslaughter for workplace fatalities, which, in the event of a conviction, carries a significant penalty of up to 20 years’ imprisonment for individuals and fines of up to A$10 million for corporate entities.
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
The grant of a mining tenement is generally at the discretion of the Minister or a Mining Registrar appointed under the Mining Act, and the conditions imposed on the grant of tenements relate to matters, including the environment, payment of annual rent and, for prospecting licences, exploration licences and mining leases, meeting the prescribed minimum annual expenditure commitments. If a tenement holder fails to comply with a condition of a mining tenement, the Minister or Warden may impose a fine or order that the relevant mining tenement be subject to forfeiture.
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
Land Claims
In 1992, the High Court of Australia recognised a form of native title which protects the rights of Aboriginal and Torres Strait Islander peoples in relation to land and waters according to their traditional law and customs in certain circumstances. As a result of this decision, the Native Title Act 1993 (Cth) (Native Title Act) was enacted to recognise and protect existing native title rights by providing a mechanism for the determination of native title claims and a statutory right for native title claimants or determined rights holders to negotiate, object, and/or be consulted when, among other things, certain acts (including the grant of mining tenements) are proposed, or there is an expansion of, or change to, existing rights and interests in the land which affects those native title rights and which constitutes a “future act” under the Native Title Act.
The existence of these claims does not necessarily prevent continued mining under existing tenements. Tenements granted prior to 1 January 1994 are not “future acts” and are not legally required to comply with the aforementioned consultation or negotiation procedures.
As a general rule, tenements granted (or in some cases re-granted) after 1 January 1994 need to comply with this process. However, in Western Australia, some tenements were granted without complying with this consultation or negotiation process on the basis of the then prevailing Western Australian legislation. This legislation was subsequently found to be invalid as it conflicted with the Native Title Act (which is Commonwealth legislation and takes precedence). Subsequent legislation was passed (Titles Validation Amendment Act 1999 (WA)) validating the grant of tenements between 1 January 1994 and 23 December 1996, provided certain conditions were met under the Native Title Act.
Most of Gold Fields’ tenements are currently subject to native title claims and/or a determination of native title. However, most of Gold Fields’ tenements were granted prior to 1 January 1994. Where tenements were granted between 1 January 1994 and 23 December 1996, Gold Fields believes it has complied with the conditions set out by the Native Title Act for those tenements to be validly granted. Of those tenements granted after 23 December 1996 (or to be applied for in the future), Gold Fields has either entered into (or will enter into) agreements with native title claimants or determined rights holders which provide the Company with security of tenure or has utilised or will utilise a valid exemption from the consultation and negotiation process under the Native Title Act. Therefore, any existing or future recognition of native title over any of these tenements will not have a material effect on Gold Fields’ tenure during the operation of these agreements.
Cultural Heritage
Aboriginal cultural heritage sites, which refer to places and objects of cultural and/or spiritual significance, or which have archaeological, ethnographic or historical significance, are protected under the AHA. Under the AHA, consent is required from the Minister for Aboriginal Affairs for any activity that impacts an Aboriginal cultural heritage site, and it is a criminal offence to disturb a cultural heritage site or object. Subsequently, a Federal Government inquiry has recommended replacement of the AHA with Commonwealth legislation, and a moratorium on certain ministerial approvals under that act. The recommendations have not been progressed.
Concurrently, in 2021, the Western Australian State Government passed the Aboriginal Cultural Heritage Act 2021 (WA) (the ACH Act), which will replace the AHA in its entirety. The ACH Act fundamentally shifts the approach and expectation of industry proponents with respect to Aboriginal cultural heritage management, with a focus on agreement-making with Aboriginal and Torres Strait Islander stakeholders on matters relating to cultural heritage identification and protection, and which also expands criminal offences and increases penalties (which can be up to A$10 million for corporations). The Western Australian Government is expected to undertake a 12 to 18 month process of co-designing the supporting regulations, guidelines and policies, after which the ACH Act will commence. The current AHA will continue to operate during this transition period.
Additionally, the Federal Aboriginal and Torres Strait Islander Heritage Protection Act 1984 (Cth) enables government to intervene to preserve and protect cultural heritage sites of particular significance, but to date, has been rarely used.
Gold Fields is aware of the existence of actual and potential Aboriginal cultural heritage sites throughout its area of operations in Western Australia. Cultural heritage surveys, conducted with Aboriginal stakeholders and experts, are used by Gold Fields to identify places that contain cultural heritage values so that disturbance to these places can be avoided where possible. In some cases, it is necessary to re-survey over areas with multiple Aboriginal stakeholders and experts, as well as renew surveys periodically, to ensure currency and veracity. In all other cases, relevant approvals are obtained from the Minister for Aboriginal Affairs in accordance with the AHA. Gold Fields has no planned applications for approval under the AHA, or planned activities in areas where approvals have been previously granted, for the foreseeable future. Approvals granted under the AHA will be carried over as part of the transition to the ACH Act.
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
Regulatory and Supervisory Entities
In general terms, the principal regulator of mining activities in Peru is the Ministry of Energy and Mines (MEM) through its General Bureau of Mining (Direccion General de Mineria) (DGM). The MEM also regulates mining exploration activities through its General Bureau of Mining and Environmental Affairs (Direccion General de Asuntos Ambientales Mineros) (DGAAM).
Additionally, the National Environmental Certification Service for Sustainable Investment (SENACE) is authorised to review and approve mining activities (through a detailed EIA) for studies of projects that have a national or multi-regional influence, and that may generate significant environmental impacts. Mine closure plans are still reviewed and approved by MEM.
Other relevant regulatory institutions include:
•the Instituto Geologico, Minero y Metalurgico (INGEMMET), which is responsible for granting the title to concession of mineral rights;
•the Supervisory Agency for Investment in Energy and Mining (OSINERGMIN), which is responsible for health and safety related to infrastructure of mining activities;
•the OEFA, which is responsible for the supervision of environmental affairs;
•the National Water Authority (ANA), which is responsible for granting water rights;
•the Ministry of Culture, which is responsible for approving archaeological studies;
•the National Superintendence of Labour Inspection (SUNAFIL), which is responsible for the oversight of worker health and safety;
•the National Superintendence for the Supervision of Security Services, Weapons, Ammunitions and Explosives for Civil Use (SUCAMEC), which is responsible for authorising the use of explosives; and

•The General Bureau of Environmental Health (DIGESA), which is responsible for authorising the operation of drinking water treatment plants.
Concessions
In accordance with the LGM, mining activities (except surveying, prospecting and trading) must be performed exclusively under the concession system. A concession confers upon its holder the exclusive right to develop a specific mining activity within a defined area. The LGM establishes four types of concessions:
Mining Concessions
A mining concession is a real property interest independent and separate from surface land located within the co-ordinates of the concession. Holders of large and medium scale mining concessions or of any pending claims for mining concessions must comply with payment of an annual mining good standing fee (Mining Good Standing Fee) of U.S.$3.00 per year per hectare in order to maintain the concessions in good standing. The payment starts from the year in which the claim was filed and must be paid for as long as the concessions are held. Holders of mining concessions are also required to meet minimum annual production targets prescribed by law, by no later than the end of the tenth year from the date of the grant, which have to be filed with the MEM. Otherwise, a penalty will be levied. The minimum annual production targets are currently set at one fiscal payment unit (the UIT) per hectare per year. The UIT is fixed on a yearly basis and, for large and medium scale mining holders, it was set to equal S/.4,400, or approximately U.S.$1,102, in 2021 and S/. 4,600, or approximately U.S.$1,153, in 2022. Titleholders are entitled to group multiple concessions into administrative economic units to comply with the minimum production requirement, provided certain conditions are met. Failure to attain the minimum production targets may result in certain penalties ranging from a monetary fine based on the percentage of minimum production up to the forfeiture of the mining concession. La Cima owns mining concessions acquired before and after October 2008 and therefore is subject to both production target requirements.
Beneficiation Concessions
Beneficiation or process concessions confer the right to extract or concentrate the valuable substances of an aggregate of minerals and/or to smelt, purify or refine metals through a set of physical, chemical and/or physicochemical processes. As with mining concessions, holders of beneficiation concessions are required to pay the Mining Good Standing Fee, which is calculated on the basis of the production capacity of the processing plant. La Cima was granted a permit for a processing plant with a capacity of 18,600 tonnes per day by MEM which was later modified to increase the capacity of the processing plant to 22,320 tonnes per day. The current installed capacity of the processing plant is 19,920 tonnes per day. In fiscal 2021, La Cima paid a S/.43,639, or approximately U.S.$10,934, Mining Good Standing Fee in connection with its beneficiation concessions.
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
Mining Royalty and Other Special Mining Taxes and Charges
Under Peru’s general taxation regime, the corporate tax rate is 29.5%, and the dividends tax rate applicable to non-resident shareholders of Peruvian companies is 5% In addition to general taxation, mining companies are subject to a special tax regime. The special tax regime comprises the Mining Royalty Law, the Special Mining Tax Law and the Special Mining Charge Law. The Mining Royalty Law established payment of a mining royalty by owners of mining concessions for the exploitation of metallic and non-metallic resources. This mining royalty is determined by applying a sliding scale rate (ranging from 1% to 12% of sales) based on the quarterly operating profits of mining companies. Mining royalties are deductible for income tax purposes. The Special Mining Tax is payable by mining companies that have not executed a Mining Tax Stability Agreement with the MEM and is calculated by applying a sliding scale of rates (ranging from 2% to 8.4%) based on the quarterly operating profits of the mining company and is deductible for income tax purposes. This Special Mining Tax applies to La Cima as Gold Fields has not executed a Mining Tax Stability Agreement with the MEM. The Special Mining Charge is similar to the Special Mining Tax but applies to mining companies that have executed a Mining Tax Stability Agreement with the MEM and the sliding scale of rates ranges from 4% to 13.12% based on the quarterly operating profits of mining companies. The Special Mining Charge does not apply to La Cima.
In addition to the above, mining companies must contribute an amount equivalent to 0.5% of their annual income before taxes to fund the Complementary Retirement Fund for Mining, Metal and Iron and Steel.
Mining companies are also required to pay an annual supervisory contribution to the OSINERGMIN and the OEFA to fund safety and environmental inspections. Set by supreme decree, the sum of both contributions may not exceed an amount equivalent to 1% of the total value of annual invoicing for concentrate sales, after deducting VAT. For fiscal 2021, the contributions to OSINERGMIN and OEFA were equivalent to 0.14% and 0.10% of the annual invoicing, respectively. In fiscal 2021, La Cima paid a total of approximately U.S.$1 million in such contributions. La Cima has paid these contributions under protest and has filed two constitutional actions against OSINERGMIN and OEFA questioning the constitutionality and legality of these contributions. These actions are still in progress.

Environmental
The environmental impact of mining activities in Peru is regulated by the Regulation on Environmental Protection and Management for Mining Exploitation, Beneficiation, General Labour, Transportation and Storage Activities and the Regulation on Environmental Protection for Mining Exploration. These regulations require the following environmental instruments to be produced in order to perform mining activities:
•Technical Environmental File (FTA), Environmental Impact Declaration (DIA) and Semi-Detailed Environmental Impact Assessment (SD-EIA): FTA, DIAs and SD-EIAs are required for mining exploration projects, depending on the magnitude and impact that the activities intended to be carried out may have on the environment. FTA, DIAs and SD-EIAs contain detailed environmental and social information on the area where exploration activities will be carried out, on the project and works to be performed, and on the measures that will be taken to control and mitigate any environmental impacts caused.
•EIA: EIAs are required for new projects, expansions or changes to existing operations and projects moving from the exploration stage to development. EIAs must evaluate the physical, biological, socio-economic and cultural impacts on the environment resulting from the operation of mining projects. The initiation of exploitation activities needs to have been previously authorised by the DGM.
In addition, for the modification of mining projects with an insignificant environmental impact, a Supporting Technical Report (STR), which is a simplified amendment to an EIA with a significantly shorter period of evaluation and approval, must be submitted to the authority. However, since 2020 it has not been possible to successively modify or expand the same mining component via an STR if the accumulated impact of the modifications can have significant negative environmental impacts with respect to those that were contemplated in the EIA. If this is the case, a modification of the EIA is required to be undertaken. In 2021, an STR was approved for La Cima.
In 2019, La Cima received approval of its eighth EIA update for Cerro Corona. This update included the expansion of the pit, expansion of the waste rock storage facility and the raising of the TSF dam. In 2020, Gold Fields commenced the process for the ninth EIA update, which, once approved, will officially extend the LoM from 2026 to 2030.
Furthermore, a law regulating mine closure (Mine Closure Law) required mining companies to ensure the availability of the resources necessary for the execution of an adequate mine closure plan, including a mine closure cost estimate. The law obliges holders of mining concessions to furnish guarantees (such as stand-by letters of credit) in favour of the MEM to ensure that they will carry out their mine closure plans in accordance with the environmental protection regulations and to ensure that the MEM has the necessary funds to execute the mine closure plan in the event of non-compliance. The Mine Closure Law requires mining companies to provide yearly bank guarantees for definitive, final and progressive closure obligations.
La Cima’s mine closure plan for Cerro Corona was approved in 2008 and subsequently amended in 2010, 2011, 2013, 2014 and 2017. The sixth update of the mine closure plan was approved by the MEM in July 2021. This mine closure plan is guaranteed by a bond letter of approximately U.S.$80.3 million, issued by Credit Bank Peru and Scotiabank Peru.
Water Quality Standards
In 2015, the Ministry of Environment passed Supreme Decree No. 15-2015-MINAM (the 2015 Supreme Decree), which modified the Peruvian Environmental Quality Standards (Peruvian ECA) applicable to water courses. Under the 2015 Supreme Decree, holders of mining activities that were conducting environmental studies had to report to the MEM on whether such instruments complied with the amended ECA, or if they required an adjustment. In line with this requirement, La Cima reported that its environmental study needed to be adjusted to the 2015 Supreme Decree and submitted a response plan to the MEM. The response plan was approved by the MEM in September 2021. The approved plan must be implemented by La Cima to comply with the 2015 Supreme Decree within three years of approval.
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
Based on currently available information, including geohydrological studies, geochemical landform cover analysis and reactive material mitigation studies, initiated in 2016 and continuing through 2021, it has been concluded that Cerro Corona is not in a position to calculate a reasonable and defensible cost estimate of the post-closure liability in relation to the management and, if required, treatment, of surface water run-off.
One of the studies being performed to provide a reliable, reasonable and defensible estimate of the post closure liabilities is the pilot testing of Tecnosoles, a technology consisting of a mix of organic and inorganic materials to cover the waste storage facility (WSF), tailings storage facility (TSF) beaches and pit walls in order to control the generation of acid rock drainage. In addition, Cerro Corona conducted a trade-off study in 2018 to compare different closure alternatives for the WSF. Gold Fields also prepared a pre-feasibility level study for mine closure which included engineering designs, hydrogeological investigations, geochemical modelling and cost estimates. The current 2030 feasibility study for Cerro Corona incorporates the placement of tailing material in the pit (in-pit tailings disposal) from 2025, when the stockpile balance peaks. Cerro Corona’s LoM plan is based on ore processed from the stockpiles with the in-pit tailings disposal initiated in 2025.

Other Permits and Regulations
Other matters subject to regulation include, but are not limited to, transportation of ore or hazardous substances, water use and discharges, power use and generation, use and storage of explosives, housing and other facilities for workers, reclamation, labour standards and mine safety and occupational health.
Soil Quality Standards
Supreme Decree No. 11-2017-MINAM, approved by Peru’s environmental authority, sets out soil quality standards for all industries. This regulation requires project holders to conduct the remediation of contaminated sites if the environmental quality standards for soil pollution associated with production and extraction activities are exceeded. This obligation does not apply when the environmental quality standards for soil pollution are lower than the initial concentrations of natural origin chemicals present in the soil.
Peru’s environmental authority also approved the Criteria for the Management of Contaminated Sites by Supreme Decree No. 12-2017-MINAM, which establishes aspects of evaluation and remediation that have to be regulated by the competent sectoral authorities, in order to protect the health of people and the environment.
Environmental Sanctioning Regime
Environmental compliance in Peru is mainly supervised by OEFA, as the governing body of the National System of Environmental Assessment (Sistema Nacional de Evaluacion y Fiscalizacion Ambiental, or SINEFA) and the Environmental Supervisory Entity (Entidad de Fiscalización Ambiental, or EFA). According to the current environmental regulation, there can be three types of EFA:
•National EFA: Some departments and technical specialised organisations exercise functions of environmental supervision through their departments, areas or environmental offices.
•Regional EFA: The regional governments exercise functions of environmental supervision through the areas of natural resources, energy, mines and hydrocarbons, environmental health, fish farming and handcrafted fishing.
•Local EFA: The provincial and local municipalities exercise functions of environmental supervision through their environmental units.
In addition, specific licence or permit non-compliance is supervised by other specialised competent EFAs, such as the ANA.
Level 3 Environmental Incident
In 2018, Gold Fields experienced a level 3 environmental incident in Peru when water containing tailings from the Cerro Corona TSF flowed through an authorised diversion pipe to La Hierba creek reaching the Tingo river. The flow to La Hierba creek was stopped three hours after Gold Fields became aware of it and the remediation process, including clean-up of the area, commenced on 17 December 2018 and was formally completed on 6 January 2019. The related rehabilitative works, which comprised further cleaning of La Hierba creek and the Tingo river, top soil placement, revegetation and the reconfiguration of the La Hierba creek watercourse. In addition, the pipe that discharged water from Las Tomas spring to La Hierba creek was sealed with shotcrete as an environmental protection and safety measure. The ANA assessed Gold Fields with fines of approximately U.S.$1.2 million in connection with this incident. The OEFA imposed a fine against Gold Fields of approximately U.S.$2.8 million. Gold Fields has challenged the decisions of both OEFA and ANA.
Socio-environmental Matters
Peru’s Environmental Act, enables individuals to take part in a responsible manner in decision-making processes related to, and in the establishment and application of, environmental policies and measures. Such participation includes:
•Citizen participation: The mining industry in Peru is governed by citizen participation regulations that ensure the responsible participation of individuals in the definition and application of measures, actions and decisions made by competent authorities regarding sustainable operation of mining activities in the country. Mining operators must establish citizen participation mechanisms throughout the life of their projects from initial exploration to mine closure. The legislation contemplates different mechanisms for citizen participation, such as public hearings, informational workshops, opinion surveys, suggestion boxes, technical panels, roundtables, participatory monitoring and permanent office information services, among others.
•Right to prior consultation: Certain recognised indigenous or tribal populations have the right (through the Law of Prior Consultation of Indigenous or Recognised Tribal Populations).
•Convention 169 of the International Labour Organisation: This law establishes that the Peruvian government must consult in advance with indigenous or tribal populations on legislative or administrative measures (including pending claims for mining concessions) that may directly affect the collective rights related to their physical existence, cultural identity, quality of life or development. This duty of consultation is owed by the Peruvian government, not Gold Fields or investors.
While the final decision to move forward with legislative or administrative measures on which consultation is sought rests with the Peruvian government, even in the absence of agreement, the Peruvian government still has an obligation to take all necessary measures to ensure that the collective rights of indigenous or tribal populations are protected. Accordingly, the approval of an EIA (or an update to an EIA) must take into consideration the indigenous or tribal populations located in a project’s impact area. In connection with the approval of La Cima’s ninth EIA update for Cerro Corona, a citizen participation mechanism under the Environmental Act was performed during 2021 and will continue in 2022.

Climate change regulation
Between 2015 and 2016, the following legislation was approved by the Peruvian Ministry of Environment in relation to climate change mitigation and adaptation:
•Peru’s Action Plan on Gender and Climate Change, 2016;
•the Peruvian National Forestry and Climate Change Strategy, 2016;
•the Peruvian 2017-2021 Multiyear Sectoral Strategic Plan of the Environment Sector, 2016; and
•the Peruvian National Strategy on Climate Change (ENCC), 2015.
Furthermore, in 2018, the Peruvian Ministry of Environment approved the Climate Change Framework Act, regulating multilevel governmental measures for Peru’s adaption to and mitigation of climate change impacts. Subsequently, in 2019, through Supreme Decree No. 13-2019-MINAM (the 2019 Supreme Decree), the Peruvian Ministry of Environment approved the Regulation of the Climate Change Framework Act. Although the 2019 Supreme Decree does not have a material impact on La Cima’s mining operations and environmental obligations, as a result of this legislation, La Cima is required to consider mitigation and adaptation measures on the EIA’s and mine closure plans presented to MEM and SENACE for assessment, updating, and approval.
In 2016, Gold Fields conducted a risk and vulnerability to climate change assessment for its operations in Peru. A plan for adaptation to climate change was then prepared in 2017 considering the findings of the risk assessment. The risk and vulnerability assessment as well as the adaptation plan were updated in 2021.

Directors, Senior Management and Employees
Directors

Name	Age	Position	Term Expires(1)

Cheryl A. Carolus	63	Non-executive Chair(2)	May 2021
Chris Griffith	57	Executive Director and Chief Executive Officer	May 2024
Paul A. Schmidt	54	Executive Director and Chief Financial Officer	May 2022
Alhassan Andani	61	Non-executive Director	May 2022
Peter J. Bacchus	53	Non-executive Director	May 2022
Terence P. Goodlace	62	Non-executive Director	May 2023
Jacqueline E. McGill	54	Non-executive Director(3)	May 2022
Steven P. Reid	66	Non-executive Director	May 2024
Philisiwe G. Sibiya	45	Non-executive Director	May 2024
Yunus G.H. Suleman	64	Non-executive Director(4)	May 2023
Notes:
(1) Terms expire on the date of the annual general meeting in that year for newly appointed directors and, the other directors, within a three-year period after their first election.
(2) Cheryl Carolus will step down from her role as a Non-executive Chair with effect from 1 June 2022.
(3) Jacqueline E. McGill was appointed as Non-executive Director on 22 November 2021. Carmen Letton resigned as Non-executive Director on 30 May 2021.
(4) Effective 1 June 2022, Yunus Suleman will succeed Cheryl A. Carolus as Gold Fields’ Non-executive Chair.

Executive Directors
Chris Griffith B Eng, Hons (Mining Engineering), University of Pretoria
Executive Director and Chief Executive Officer. Chris Griffith was appointed CEO on 1 April 2021. Before this appointment, he was CEO of Anglo American Platinum between September 2012 and April 2020, and CEO of Kumba Iron Ore from 2008 to 2012. Prior to that, he served as Anglo American Platinum’s Head of Joint Ventures. He joined Anglo American Platinum in 1990 and held various management positions at two of its mines and Joint Ventures before being moved into the wider leadership team at Anglo American, including being part of Anglo American’s Global Management Committee from 2009 to 2020.
Paul A. Schmidt BCom, Witwatersrand; BCompt (Hons), UNISA; CA (SA)
Executive Director and Chief Financial Officer. Mr. Schmidt was appointed Chief Financial Officer on 1 January 2009 and joined the Board on 6 November 2009. Prior to this, Mr. Schmidt was acting Chief Financial Officer from 1 May 2008. Prior to this appointment, Mr. Schmidt was financial controller for Gold Fields from 1 April 2003. He has more than 26 years’ experience in the mining industry. Mr. Schmidt holds no other directorships.
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
Ms. Carolus has served on the boards of numerous listed companies, including De Beers and Investec, and has more recently been appointed to the board of Grindrod. In addition, she was the Chairperson of South African Airways and of the South African National Parks Board and has served on the boards of numerous public and private partnerships that address socio-economic challenges. Additionally, she served as South Africa’s High Commissioner to the United Kingdom from 2001 to 2004. Ms. Carolus played a role in the liberation struggle of South Africa and the constitution-making process. She was awarded an honorary doctorate in law from the University of Cape Town for her contribution to freedom and human rights. In 2014, she was awarded the French National Order of Merit by the Government of France. Ms. Carolus will step down from her role as a Non-executive Chair with effect from 1 June 2022.
Alhassan Andani MA Banking and Finance, Finafrica Institute, Italy; BSc Agriculture, University of Ghana
Mr. Andani was appointed as a director of Gold Fields on 1 August 2016. He is currently a Founding Partner at LVSafrica Limited and a Board member at Stanbic Holdings and Teachers Fund of the Ghana National Association of Teachers (GNAT).
Mr. Andani holds an Honorary Doctorate from the University of Development Studies, Ghana. He is an Honorary Fellow at the following institutions: Chartered Institute of Banking Ghana; Institute of Directors (IOD), Ghana; Chartered Institute of Credit Management and Institute of Public Relations, Ghana.

Peter J. Bacchus MA Economics, Cambridge University
Mr. Bacchus was appointed as a director of Gold Fields with effect from 1 September 2016. Mr. Bacchus is chairman of the independent merchant banking boutique, Bacchus Capital Advisers. He has acted as the global head of Mining and Metals and is joint head of European Investment Banking at investment bank Jefferies, a position he held until 2016. Before this he served as global head of Mining and Metals at Morgan Stanley, and prior to that, he was head of Investment Banking, Industrials and Natural Resources at Citigroup. Mr. Bacchus has spent 27 years in investment and corporate banking with a focus on the global natural resources sector and is a member of the Institute of Chartered Accountants, England and Wales.
He is also a director of Kenmare Resources, Galaxy Resources, as well as Chairman of 308 Services Limited and a trustee of Space for Giants, an African-focused conservation charity. He was a non-executive director of UK-listed mining group NordGold.
Terence P. Goodlace MBA Business Administration, University of Wales; BCom, University of South Africa; NHDip (Metalferrous Mining) Witwatersrand, Witwatersrand Technikon
Mr. Goodlace was appointed as a director of Gold Fields with effect from 1 July 2016. Mr. Goodlace’s mining career commenced in 1977, spanning more than 42 years working with different organisations. He has previously served as both an Executive Vice-President and the Chief Operating Officer for Gold Fields, having returned to the Company to serve as an independent non-executive director. He has experience serving as chief executive officer at Impala Platinum Holdings Limited and Metorex Limited. He served on the Impala Platinum Holdings Limited board for two years as an independent non-executive director and four and a half years as an executive director. He spent three years as an executive director of Metorex Limited. Mr. Goodlace is Chairman at Southern Palladium, effective 29 March 2021 and at Kumba Iron Ore, effective 23 June 2021. He is a non- executive director at AfriTin Mining Limited.
Jacqueline E. McGill BSC Metallurgy, Murdoch University; MBA, La Trobe University; Honorary Doctorate, Adelaide University
Ms. McGill was appointed as a director of Gold Fields on 22 November 2021. Ms. McGill has more than 30 years of operational leadership experience in the mining and resource sectors. During her executive career she has delivered turnarounds of complex, capital intensive businesses. Ms McGill held chief executive level roles within BHP for both BHP Mitsui Coal and Olympic Dam Corporation. She has an honorary doctorate for her work in gender equity in the resources sector.
Steven P. Reid Bachelor of Applied Science in Mineral Engineering (Mining), South Australian Institute of Technology; MBA, Trium Global Executive NYU/LSE/HEC; Accredited Director, Institute of Corporate Directors
Mr. Reid was appointed as a director of Gold Fields on 1 February 2016. He has over 44 years’ international mining experience and has held senior leadership roles in numerous countries. He served as a director of SSR Mining Inc. from January 2013 until September 2020 and has served as a director of Eldorado Gold since May 2013 where he is currently the Chairman. He served as Chief Operating Officer of Goldcorp from January 2007 until his retirement in September 2012 and prior to that was Goldcorp’s Executive Vice President in Canada and the US. Before joining Goldcorp, Steven spent 13 years at Placer Dome in numerous corporate, mine-management and operating roles. He also held leadership positions at Kingsgate Consolidated and Newcrest Mining, where he was responsible for the Asian and Australian operations.
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
Yunus G.H. Suleman BCom, University of Kwa-Zulu Natal (formerly Durban Westville); BCompt (Hons), University of South Africa, CA (SA); CD (SA)
Mr. Suleman was appointed as an independent non-executive director of Gold Fields with effect from 1 September 2016 and serves as the Chair of Gold Fields’ Audit Committee. Mr. Suleman also serves as the chairman of Liberty Holdings Ltd and Liberty Group Limited and the interim chair of Albaraka Bank Limited. He is also the executive chairman of Sulfam Holdings (Pty) Ltd. He has over 35 years’ experience in the accounting and auditing profession and, in the last six years, as an independent non-executive director. He is a chartered accountant and member of the South African Institute of Chartered Accountants and a chartered director and member of the Institute of Directors South Africa. Previously, he has been chairman of KPMG – South Africa and KPMG Foundation, chairman of Enactus, South Africa, chairman of the Association for the Advancement of Black Accountants of Southern Africa in the Western Cape and deputy chairman of the Independent Regulatory Board of Auditors. Mr. Suleman was also a partner at Arthur Andersen for 11 years before joining KPMG in 2002, after its merger with Arthur Andersen. Mr. Suleman held various roles at Arthur Andersen, including managing partner of its Audit and Consulting practice in Nigeria and managing partner of South Africa’s audit practice. Mr. Suleman was a director of Tiger Brands Limited until November 2018. Effective 1 June 2022, Yunus Suleman will succeed Cheryl A. Carolus as Gold Fields’ Non-executive Chair.

Former Non-executive Directors
Carmen Letton PhD in Mineral Economics (UQ) and Degree in Engineering (Mining —WASM)
Dr. Letton was appointed to the Board of Gold Fields on 1 May 2017 and resigned on 30 May 2021. Dr. Letton has experience and expertise in mining engineering, corporate governance, risk management and corporate strategy. She is a mining engineer and mineral economist (PhD) with 36 years of global mining exposure, working for major and mid-tier mining houses in senior management and leadership roles, with experience in operations, corporate strategy development, engineering and design, asset and business development, continuous improvement, mergers and acquisitions. Currently, Dr. Letton is the Head, Open Resource Development Planning and Life of Asset Planning for the Technical and Sustainability Group in Anglo American. Dr. Letton has experience in large and medium sized mining assets in both the Australian and international mining environment; challenging operations leadership, complex technical roles; expertise in due diligence, corporate governance, risk management, corporate strategy and asset development. Core skills and accountabilities include operations executive general management and leadership of all key mine engineering disciplines associated technical services areas.
Executive Committee
Rosh Bardien (50) BCom (Honours), University of KwaZulu-Natal, Advanced Labour Relations and Strategic Management Diploma, University of Pretoria
Executive Vice President: People and Organisational Effectiveness. Ms. Bardien joined Gold Fields as Executive Vice President, People and Organisational Effectiveness on 1 February 2018. She has over 24 years’ global experience as a senior human resource professional, both in the public and private sectors. Prior to joining Gold Fields, Ms. Bardien was the General Manager: Human Resources and Transformation at ArcelorMittal South Africa from April 2016. Prior to that, Ms. Bardien worked for ArcelorMittal in the UK from March 2015. She held the position of Group Head of HR at London Mining Plc from January 2012 to February 2015. She also held senior and executive positions at Kraft International, First National Bank, Riversdale Mining Ltd, Mvelaphanda Resources and the South African National Department of Labour.
Richard J Butcher (58) MSc (Eng) Mining Engineering & CEng (UK) / FAusIMM (CP) WA First Class (Mine Managers)
Chief Technical Officer. Mr. Butcher has in excess of 40 years’ experience in more than 10 countries with a multi-discipline knowledge of gold, coal, diamond, copper, uranium, nickel and poly-metallic base metals. Mr. Butcher’s experience includes 19 years’ experience in the gold sector, which has been obtained globally with companies that include Gencor, Anglo-American and Barrick. He has held a broad range of technical, operational and management positions. His organisational experience includes large tier 1 mining companies, mid-tier corporations and junior miner start-up companies in both the operational and corporate leadership capacity.
Naseem A. Chohan (61) BE (Electronic), University of Limerick
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
Taryn L. Leishman (formerly Harmse) (49) BCom & LLB, University of Johannesburg, Advanced Corporate Law, University of Witwatersrand
Executive Vice-President: Group Head of Legal and Compliance. Mrs. Leishman was appointed Executive Vice-President: Group General Counsel and member of Gold Fields’ Executive Committee on 1 May 2014. Mrs. Leishman also took on the role of interim Company Secretary following the resignation of the then Company Secretary on 28 June 2019. This appointment came to an end on 1 April 2020, following the permanent appointment of Ms. Anré Weststrate as the Company Secretary. Mrs. Leishman was appointed as Assistant General Counsel and Company Secretary on 1 August 2013 and resigned from the position of Company Secretary on 15 September 2014. She previously served as Assistant General Counsel and Vice President, Group Legal. Before joining Gold Fields, Mrs. Leishman worked at Linklaters LLP in London for a number of years having completed her articles at Hofmeyr Herbstein Gihwala (now Cliffe Dekker Hofmeyr). She was admitted as an attorney to the High Court of South Africa in 2000.
Stuart J. Mathews (61) Master of Science (Geology) from University of Canterbury, New Zealand
Executive Vice-President: Australasia. Stuart Mathews is an international mining professional with 28 years’ experience having worked in Australia (Queensland, NSW, WA), Mexico and New Zealand. He has progressed through geology ranks to Geology Manager level and in the last 15 years worked in project development and general operations management to COO level. Stuart joined Gold Fields in mid-2013 initially at St. Ives, and then General Manager at Granny Smith Mine after which he became Vice President Operations: Australia. From 1 February 2017, Stuart took over the position of Executive Vice President: Australasia.
Brett J. Mattison (43) BCom (Hons) Law, BAcc, University of Stellenbosch; Masters in Law, Higher Tax Diploma, University of Johannesburg; Exec. MBA (PLD), Harvard Business School
Executive Vice-President: Strategy, Planning and Corporate Development. Mr. Mattison was appointed Executive Vice-President: Strategy, Planning and Corporate Development effective 1 May 2013. He began his career with Gold Fields in 2001 as part of the Global Legal team providing commercial, legal and tax structuring advice in relation to various global transactions. He subsequently joined the Corporate Development team in 2005 where he worked for six years in South Africa, Peru and Australia until 2010. In late 2010, Mr. Mattison was appointed as the Country Manager of the Philippines tasked with the mandate of setting up Gold Fields’ activities in the Philippines. In 2013, he returned to South Africa to take up his current position and drive growth and strategy for the Group.

Joshua Mortoti (49) MSc Mining Engineering, University of Mines and Technology; BSc (Hons) Mechanical Engineering, Kwame Nkrumah University of Science and Technology; MBA, Henley Management College, UK; ACMA, CGMA
Acting Executive Vice President: Head of West Africa Region. Mr. Mortoti joined Gold Fields in April 2021 as Vice President Operations for the Ghanaian operations and became Acting Executive Vice President: Head of West Africa Region on 1 January 2022. Prior to joining Gold Fields, Mr. Mortoti spent 15 years as General Manager at Newmont and Operational Services Manager of the Akyem mine. Prior to moving to Newmont, he was the Business Development Manager for AngloGold Ashanti's West Africa operations. Mr. Mortoti also served on the technical committees of Ghana's Public Utilities Regulatory Commission and the Energy Commission and was involved in developing Ghana's power regulatory framework.
Avishkar Nagaser (38) BBusSc Finance and Economics, University of KwaZulu-Natal
Executive Vice President: Investor Relations and Corporate Affairs. Mr. Nagaser joined Gold Fields as Executive Vice President: Investor Relations and Corporate Affairs in January 2015. Before joining Gold Fields, he was with Merrill Lynch from 2012 to 2014 and Macquarie from 2007 to 2012, where he held the position of gold and platinum equity research analyst.
Martin Preece (57) B-Tech in Mining, Witwatersrand Technicon, South Africa; Executive Development Programme, Gordon Institute of Business Science (GIBS); Accelerated Development Programme, London Business School
Executive Vice President: South Africa. Martin joined Gold Fields as Executive Vice President: South Africa in May 2017. He previously held the position of Chief Operating Officer at De Beers Consolidated Mines. Mr. Preece has 37 years of mining experience, starting his career as a learner miner and held a number of operational and technical roles before taking up mine manager positions at various operations both locally and internationally. After moving to group level at De Beers, he held positions as mine strategist and business development manager before becoming Chief Operating Officer.
Luis A. Rivera (56) Bachelor Degree in Geology, the Title of Geological Engineer, both by the Universidad de San Marcos
Executive Vice-President of the Americas Region for Gold Fields La Cima S.A. Mr. Rivera joined Gold Fields in October 2016. Prior to joining Gold Fields, Mr. Rivera was, since 2014, the General Manager and Vice-President of Operations for MMG Las Bambas and before that, since 2013, was the General Manager of Copper Operations for Glencore Peru and, since 2012, Executive General Manager for all Xstrata Copper Operations in Peru. His career also includes five years as General Manager of the large Copper Tintaya and Antapaccay operations, as well as 11 years of experience in the Xstrata Copper Operations of Minera Alumbrera, a large gold—copper operation in North Argentina, where he became Tech Services Manager after servicing as Chief Engineer and Senior Geologist. Mr. Rivera has over 30 years’ experience in the copper and gold mining industry, in large open pit copper project and operations in Peru and Argentina, including his direct involvement and leadership in the merge and acquisition of Falconbridge Inc. and BHP Tintaya S.A. by Xstrata Copper as well as the sale of Las Bambas Project by Glencore to the Chinese JV led by MMG.
Company Secretary
Anré Weststrate (57) BJuris, University of Northwest and LLB degree, University of Northwest
Company Secretary. Ms. Weststrate joined the Company on 1 April 2020 and became Company Secretary of Gold Fields on 1 June 2020. Prior to joining Gold Fields, Ms. Weststrate was company secretary for SekelaXabiso CA Inc. from 2016 to 2020, and legal advisor and company secretary for EVRAZ Highveld Steel and Vanadium Limited from 2006 to 2016. Ms. Weststrate is an admitted advocate in the High Court of South Africa and her role as a Company Secretary and Legal Advisor was preceded by a career in the public sector as public prosecutor in the Departments of Justice and National Prosecuting Authority of South Africa.
Employees
The total number of employees, excluding employees of outside contractors who are not on Gold Fields’ payroll, as of the end of fiscal 2021 at each of the operations owned by Gold Fields as of those dates was:

	As of 31 December 2021(1)(2)

Americas Cerro Corona	415
Americas Chile	224
Australia	1,773
South Africa	2,317
West Africa	1,109
Corporate office	119	(3)
Total	5,957
Notes:
(1) For the total number of employees as of the end of fiscal 2021 and 2020, see “Integrated Annual Report—Developing a Fit-for-Purpose Workforce”.
(2) The employee numbers presented do not include contractors who are not on the payroll. For the number of contractors at Gold Fields’ operations as of the end of fiscal 2021 and 2020, see “Integrated Annual Report—Developing a Fit-for-Purpose Workforce—Workforce by Group and Region”.
(3) Includes the Gold Fields off-shore team reporting to the Corporate office, and excludes eight non-executive directors.

TRIFR, Fatalities and Fatal Injury Frequency Rate
In fiscal 2021, Gold Fields continued to focus on implementing its Group Safety Reporting Guideline, which is based on ICMM guidelines. Since fiscal 2013, Gold Fields has aligned its health and safety metrics with those of the ICMM, headed by the TRIFR. As Gold Fields’ peer companies tend to use the TRIFR metric, this alignment assists with benchmarking of Group performance against the wider sector.
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
A list of the individuals and organisations holding, to the knowledge of management, directly or indirectly, 5% or more of its issued share capital as of 25 February 2022 is set forth below.

	Ordinary shares	Percentage

Beneficial owner
Public Investment Corporation	79,826,631	8.96%
To the knowledge of management, none of the above shareholders hold voting rights which are different from those held by Gold Fields’ other shareholders.
The table below shows the significant changes in the percentage of ownership by Gold Fields’ major shareholders, to the knowledge of Gold Fields’ management, during the past three fiscal years.

	Beneficial ownership as of 31 December
	2021	2020	2019
	(%)

Beneficial owner
Van Eck Global	5.01	10.54	11.06
Public Investment Corporation	9.00	8.35	6.34
BlackRock Investment Mgt – Index	3.73	4.26	4.27
BlackRock Investment Management – London	3.49	5.24	1.61
As of 17 March 2022, the issued share capital of Gold Fields consisted of 891,244,132 ordinary shares.
As of 25 February 2022, 263 record holders of Gold Fields’ ordinary shares, holding an aggregate of 326,964,582 ordinary shares (36.8%), including shares underlying Gold Fields’ ADRs, were listed as having addresses in the United States.
Related Party Transactions
Between 1 January 2022 and 31 March 2022, none of the directors, officers or major shareholders of Gold Fields or, to the knowledge of Gold Fields’ management, their families, had any interest, direct or indirect, in any transaction or in any proposed transaction which has affected or will materially affect Gold Fields or its investment interests or subsidiaries, except as disclosed in “Annual Financial Report—Notes to the consolidated financial statements—Note 40. Related Parties”, as required by IFRS, including for fiscal 2021.

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
•it reasonably appears that the company will satisfy the solvency and liquidity test immediately after completing the proposed distribution;
•the board of the company, by resolution, has acknowledged that it has applied the solvency and liquidity test and reasonably concluded that the company will satisfy the solvency and liquidity test immediately after completing the proposed distribution.
In terms of the Companies Act, a company satisfies the solvency and liquidity test at a particular time if, considering all reasonably foreseeable financial circumstances of the company at that time:
•the assets of the company, fairly valued, equal or exceed the liabilities of the company, as fairly valued; and
•it appears that the company will be able to pay its debts as they become due in the ordinary course of business for a period of:
•12 months after the date on which the test is considered; or
•in the case of a distribution (including the payment of dividends), 12 months following that distribution.
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
Issue of Additional Shares
In accordance with the provisions of the JSE Listings Requirements and the Gold Fields MOI, the Board shall not have the power to issue authorised shares other than:
•the issue of capitalisation shares or the offer of a cash payment in lieu of awarding capitalisation shares;
•issues in respect of a rights offer; and
•issues which do not require the approval of shareholders in terms of the Companies Act or the JSE Listings Requirements, without shareholder approval.
In accordance with the provisions of the Companies Act:
•an issue of shares must be approved by a special resolution of the shareholders of a company if the shares are issued to a director or officer of the company or any other person related or inter-related to the company, save for certain exceptions, including an issue pursuant to an employee share scheme; and

•an issue of shares in a transaction requires approval of the shareholders by special resolution if the voting power of the shares that are issued as a result of the transaction will be equal to or exceed 30% of the voting power of all the shares held by shareholders immediately before the transaction.
Issues for Cash
In accordance with the provisions of the JSE Listings Requirements and the Gold Fields MOI, shareholders may either convey a:
•special authority to issue shares for cash on terms that are specifically approved by shareholders in a shareholders meeting in respect of a particular issue (Specific Issue for Cash); or
•general authority to issue shares for cash on terms generally approved by shareholders in a shareholders meeting by granting the Board the authority to issue a specified number of securities for cash, which authority will be valid until the next annual general meeting or for 15 months from the date on which the resolution was passed, whichever period is shorter (General Issue for Cash).
In terms of the JSE Listings Requirements, a company may only undertake:
•a Specific Issue for Cash or a General Issue for Cash on the basis that a 75% majority of votes cast by shareholders at a shareholders meeting must approve the granting of such authority to the directors;
•a General Issue for Cash is subject to satisfactory compliance with certain requirements, including:
–the shares that are the subject of a General Issue for Cash may not exceed 5%, of the company’s listed shares; and
–the maximum discount at which shares may be issued is 10% of the weighted average traded price of such shares measured over the 30 business days prior to the date that the price of the issue is agreed between the company and the party subscribing for the shares.
Pre-emptive Rights
The Companies Act, the JSE Listings Requirements and the Gold Fields MOI require that any new issue of shares by Gold Fields must first be offered to existing shareholders in proportion to their shareholding in the Company, unless, among other things, the issuance to new shareholders is:
•the necessary shareholder approvals have been obtained;
•a capitalisation issue, an issue for an acquisition of assets (including another company) or an amalgamation or merger is to be undertaken; or
•the shares are to be issued in terms of option or conversion rights.
At the annual general meeting held on 6 May 2021, Gold Fields’ shareholders authorised, subject to certain conditions, Gold Fields’ directors to allot and issue (as they in their discretion think fit) or grant options over shares representing not more than 5% of the number of ordinary shares in the issued share capital of the Company, which constituted 44,378,204 ordinary shares (excluding any shares approved to be allotted and issued by the Company in terms of any share plan or incentive scheme for the benefit of employees).
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
The annual general meeting deals with and disposes of all matters prescribed by the Gold Fields MOI and the Companies Act, including:
•the presentation of the directors’ report, the audited financial statements for the immediately preceding financial year and the audit committee report;
•the election of directors; and
•the appointment of an auditor and an audit committee.
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
•the creation of any class of shares;
•the variation of any preferences, rights, limitations and other terms attaching to any class of shares;
•the conversion of one class of shares into one or more other classes;
•an increase in Gold Fields’ authorised share capital;
•a consolidation of Gold Fields’ equity securities;
•a sub-division of Gold Fields’ equity securities; and/or
•the change of Gold Fields’ name.
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
Purchase of Shares
Gold Fields or any subsidiary of Gold Fields may, if authorised by special resolution by way of a general approval, acquire ordinary shares in the capital of Gold Fields in accordance with the Companies Act and the JSE Listings Requirements, provided among other things that:
•the number of its own ordinary shares acquired by Gold Fields in any one financial year shall not exceed 10% of the ordinary shares in issue at the date on which this resolution is passed;

•this authority shall lapse on the earlier of the date of the next annual general meeting or the date 15 months after the date on which the special resolution is passed;
•the Board has resolved to authorise the acquisition and that the Group will satisfy the solvency and liquidity test immediately after the acquisition and that since the test was done there have been no material changes to the financial position of the Group;
•the price paid per ordinary share may not be greater than 10% above the weighted average of the market value of the ordinary shares for the five business days immediately preceding the date on which an acquisition is made;
•the number of shares acquired by subsidiaries of Gold Fields shall not exceed 10% in the aggregate of the number of issued shares in Gold Fields.
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
In South Africa, a director of a company, when acting in that capacity, must exercise the powers and perform the functions of a director:
•in good faith and for a proper purpose;
•in the best interests of the company; and
•with the degree of care, skill and diligence that may reasonably be expected of a person:
•carrying out the same functions in relation to the company as those carried out by that director; and
•having the general knowledge, skill and experience of that director.
Material Contracts
2019 Credit Facilities Agreement
On 25 July 2019, MUFG Bank, LTD., Orogen, GF Ghana and certain other subsidiaries of Gold Fields entered into a U.S.$1,200 million credit facilities agreement (the 2019 Credit Facilities Agreement). The 2019 Credit Facilities Agreement comprises of a:
•U.S.$600 million revolving loan facility (Facility A) with a tenor of three years with the option to extend by two years, bearing interest at LIBOR plus margin of 1.45% per annum based on the current long-term credit rating of Gold Fields. The termination date in relation to Facility A has been extended to 25 July 2024, pursuant to the provisions of the 2019 Credit Facilities Agreement; and
•U.S.$600 million revolving loan facility (Facility B) with a tenor of five years with the option to extend by two years, bearing interest at LIBOR plus margin of 1.70% per annum based on the current long-term credit rating of Gold Fields.
The termination dates in relation to Facility A and Facility B have been extended in relation to certain portions of the initial commitments, pursuant to the provisions of the 2019 Credit Facilities Agreement and can be summarised as follows:

	Initial Commitment	25 July 2022	25 July 2023	25 July 2024	25 July 2025	25 July 2026
Facility A (3+1+1) US$600m	U.S.$600m	U.S.$600m	U.S.$550m	U.S.$505m	—	—
Tranche B (5+1+1) US$600m	U.S.$600m	U.S.$600m	U.S.$600m	U.S.$600m	U.S.$600m	U.S.$600m
Total Commitment A+B	U.S.$1 200m	U.S.$1 200m	U.S.$1 150m	U.S.$1 105m	U.S.$600m	U.S.$600m

The margin shall be adjusted to the following percentages dependent on the long-term credit rating assigned from to time to Gold Fields by either Moody’s or Standard & Poor’s:

Rating		Facility A margin per annum	Facility B margin per annum
Standard & Poor’s	Moody’s	(%)

BBB+	Baa1	0.90	1.15
BBB	Baa2	1.00	1.30
BBB-	Baa3	1.25	1.50
BB+	Ba1	1.65	1.90
BB	Ba2	2.15	2.40
BB-	Ba3	2.65	2.90
The borrowers are required to pay a quarterly commitment fee of 35% of the applicable margin per annum on the undrawn and uncancelled amounts of the facilities. The guarantors under the 2019 Credit Facilities Agreement are Gold Fields and certain of its subsidiaries.
The outstanding borrowings under the 2019 Credit Facilities Agreement as at 31 December 2021 and 31 December 2020 were nil and U.S.$250.0 million, respectively.
Gruyere Syndicated Facility
On 19 November 2020, Gruyere Holdings Pty Ltd, a subsidiary of Gold Fields (Gruyere), a syndicated group of lenders and certain subsidiaries of Gold Fields entered into an A$500 million revolving loan facility (the Gruyere Syndicated Facility).
Subject to a one-year extension option, the termination date of this facility is 19 November 2023.
The facility bears interest at the BBSY Bid plus the margin. Subject to margin adjustments, the margin in relation to each loan is 2.20% per annum. The margin for all loans shall be adjusted to the percentage rate set out opposite the relevant long term credit rating assigned to Gold Fields in the table below if a revised long term credit rating assigned to Gold Fields by either Moody's or Standard & Poor's is published or withdrawn.

Rating	Margin
(%)

Standard & Poor's / Moody’s
BBB / Baa2	1.75
BBB- / Baa3	2.05
BB+ / Ba1	2.35
BB / Ba2	2.60
BB- / Ba3	3.00
The borrowers are required to pay a quarterly commitment fee of 40% of the applicable margin per annum on the undrawn portion of the facility. Borrowings under the facility are guaranteed by Gold Fields and certain of its subsidiaries.
The outstanding borrowings under the Gruyere Syndicated Facility as at 31 December 2021 and 31 December 2020 were nil and U.S.$200.0 million, respectively.
Ghana Revolving Credit Facility
Gold Fields Ghana and Abosso (collectively the Ghana Borrowers) entered into a revolving credit facility agreement originally dated 22 December 2010, as amended and restated from on 6 May 2014, 28 October 2016, 12 June 2017, 22 March 2018, 23 November 2018 and 27 September 2021, pursuant to which The Standard Bank of South Africa Limited (Standard Bank) agreed to make available to the Ghana Borrowers a revolving credit facility in a maximum aggregate principal amount of U.S.$100 million (the Ghana Revolving Credit Facility).
Borrowings under this facility are guaranteed by the Ghana Borrowers.
The Ghana Revolving Credit Facility bears interest at LIBOR plus a margin between 2.75% per annum and 2.95% per annum, based on the average outstanding balance of all loans outstanding under the facility during any interest period. The Ghana Borrowers are required to pay a quarterly commitment fee of 0.90% per annum.
The final maturity date of the Ghana Revolving Credit Facility is 13 October 2024.
The outstanding borrowings under the Ghana Revolving Credit Facility was nil on 31 December 2021 and nil on 31 December 2020.
R1.0 billion Revolving Credit Facilities
On 15 April 2020, GFI Joint Venture Holdings Proprietary Limited and Gold Fields Operations Limited (ZAR Borrowers) entered into two ZAR revolving credit facilities with ABSA Bank Limited and FirstRand Bank Limited (acting through its Rand Merchant Bank division), respectively.
The key terms of these facilities are as follows:

•a R500.0 million (U.S.$34.0 million) revolving credit facility entered into by the ZAR Borrowers and ABSA Bank Limited, bearing interest at JIBAR plus a margin of 2.2% per annum, with a semi-annual commitment fee of 0.77% per annum on the undrawn and uncanceled amounts of the facility (ABSA RCF). The outstanding borrowings under the ABSA RCF were nil as at 31 December 2021 and 31 December 2020; and
•a R500.0 million (U.S.$34.0 million) revolving credit facility entered into by the ZAR Borrowers and FirstRand Bank Limited (acting through its Rand Merchant Bank division), bearing interest at JIBAR plus a margin of 2.15% per annum, with a semi-annual commitment fee of 0.71% per annum on the undrawn and uncanceled amounts of the facility (RMB RCF). The outstanding borrowings under the RMB RCF were nil as at 31 December 2021 and 31 December 2020.
Borrowings under these facilities are guaranteed by Gold Fields and certain of its subsidiaries. The ABSA RCF and the RMB RCF will mature on 14 April 2023.
La Cima Credit Facility
Gold Fields La Cima S.A. (La Cima), a subsidiary of Gold Fields, entered into a U.S.$150 million revolving senior secured credit facility agreement with, among others, Banco de Crédito del Perú and Scotiabank Perú S.A.A. on 19 September 2017, as amended on 21 July 2020 and 15 April 2021 (La Cima Credit Facility). Borrowings under the La Cima Credit Facility are secured by first-ranking assignments of all rights, title and interest in all of La Cima’s concentrate sale agreements. This facility is non-recourse to the rest of the Gold Fields group.
The maturity date of this facility is 15 April 2024.
The facility bears interest at LIBOR plus a margin of 1.40% per annum. La Cima is required to pay a quarterly commitment fee of 0.50% per annum.
The outstanding borrowings under the La Cima Credit Facility as at 31 December 2021 and 31 December 2020 were U.S.$83.5 million and U.S.$83.5 million, respectively.
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
In fiscal 2021, BNYM paid U.S.$1.2 million to Gold Fields as reimbursement for costs incurred over the year in connection with the ADR programme.
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
Acquisitions of shares or assets of South African companies by non-South African purchasers solely for a cash consideration equal to the fair value of the shares or assets will generally be permitted by the SARB pursuant to South African exchange control regulations. An acquisition of shares or assets of a South African company by a non-South African purchaser may be refused by the SARB in other circumstances, such as where the consideration for the acquisition is shares in a non-South African company.
Denial of SARB approval for an acquisition of shares or assets of a South African company may result in the transaction not being able to be completed. Subject to these limitations, there are no restrictions on equity investments in South African companies and a foreign investor may invest freely in the ordinary shares and ADSs of Gold Fields.
There are no exchange control restrictions on the remittance in full of dividends declared out of trading profits to non-residents of the CMA by Gold Fields.
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
Tax on Dividends
A 20% dividends tax is levied on dividends declared by South African resident companies to non-resident shareholders or non-resident ADS holders.
Generally, under the Treaty, the dividends tax is reduced to:
•5% of the gross amount of the dividends if the beneficial owner of the shares is a company holding directly at least 10% of the voting stock of the South African resident company paying the dividends; and
•15% of the gross amount of the dividends in all other cases, provided that the non-resident shareholder or non-resident ADS holder provides the South African resident company with certain tax confirmations that it qualifies for the reduced rate of dividends tax.
The above reduced dividends tax rate provisions shall not apply if the beneficial owner of the dividends carries on business in South Africa through a permanent establishment situated in South Africa or performs in South Africa independent personal services from a fixed base situated in South Africa, and the dividends are attributable to such permanent establishment or fixed base. In such case, the provisions of Article 7 (Business Profits) or Article 14 (Independent Personal Services) of the Treaty, as the case may be, shall apply.
Income Tax
Non-residents are subject to income tax on any amounts received by or accrued to them from a source within South Africa.
Interest earned by a non-resident on a debt instrument issued by a South African company will be regarded as being derived from a South African source but will be regarded as exempt from taxation in terms of section 10(1)(h) of the ITA, unless that non-resident is a natural person who was physically present in South Africa for a period exceeding 183 days in aggregate during the 12-month period preceding the date on which the interest is received or accrued, or where the interest arises from debt which is effectively connected to a permanent establishment of that person in South Africa. However, under the Treaty, the non-resident investor is exempt from tax in South Africa in respect of interest if such interest is not attributable to a permanent establishment of the non-resident investor in South Africa or to a fixed base in South Africa through which the non-resident renders independent personal services. In such case, the provisions of Article 7 (Business Profits) or Article 14 (Independent Personal Services) of the Treaty, as the case may be, shall apply.
Under South African domestic tax law, South African resident companies must withhold interest withholding tax at the rate of 15% from interest payments to non-resident investors. Under the Treaty, the interest is in most instances exempt from the South African interest withholding tax. In order to qualify for the exemption from interest withholding tax, the non-resident investor must provide the South African resident company with certain tax confirmations that it qualifies for the exemption from interest withholding tax.
Capital Gains Tax
Under South African domestic tax law, non-resident holders of ordinary shares or ADSs will not be subject to capital gains tax in South Africa with respect to any capital gains derived from the disposal of those ordinary shares or ADSs. There are two exceptions to this rule. The first is that the non-resident holders will be subject to capital gains tax if 80% or more of the market value of the ordinary shares or ADSs relate to immovable property held in South Africa, but only if they, either alone or together with any connected persons in relation to them, hold at least 20% of the equity shares of the company. Immovable property includes rights to variable or fixed payments as consideration for the working of, or the right to work, mineral deposits, sources and other natural resources. The second exception is if the ordinary shares or ADSs are effectively connected with the non-resident’s permanent establishment in South Africa. A permanent establishment is generally a fixed place of business in South Africa through which the business of a non-South African resident’s enterprise is wholly or partly carried on.
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
STT is levied on the taxable amount of a security. The taxable amount of a listed security is the greater of:
•the consideration for the security declared by the transferee; or
•the closing price of that security.
In the case of a transfer of a listed security, either the member or the participant or the person to whom the security is transferred is liable for the tax. The tax must be paid within a period of 14 days from the end of the month during which the transfer is effected.
U.S. Federal Income Tax Considerations
The following discussion summarises the material U.S. federal income tax consequences of the ownership and disposition of ordinary shares and ADSs by a U.S. Holder. As used herein, the term “U.S. Holder” means a beneficial owner of ordinary shares or ADSs that is for U.S. federal income tax purposes:
•a citizen or resident of the United States;
•a corporation created or organised under the laws of the United States, any state within the United States or the District of Columbia;
•an estate the income of which is subject to U.S. federal income tax without regard to its source; or
•a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or the trust has validly elected to be treated as a domestic trust for U.S. federal income tax purposes.
This summary only applies to U.S. Holders that hold ordinary shares or ADSs as capital assets. This summary is based upon:
•the current federal income tax laws of the United States, including the Internal Revenue Code of 1986, as amended (the Code), its legislative history, and existing and proposed regulations thereunder;
•current U.S. Internal Revenue Service (IRS) practice and applicable U.S. court decisions; and
•the income tax treaty between the United States and South Africa, all as of the date hereof and all subject to change at any time, possibly with retroactive effect.
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
This summary is of a general nature and does not address all U.S. federal income tax consequences that may be relevant to you in light of your particular situation (including consequences under the alternative minimum tax or the net investment income tax), and does not address state, local, non-U.S. or other tax laws (such as estate and gift tax laws). For example, this summary does not apply to:
•investors that own (directly, indirectly or by attribution) 5% or more of Gold Fields’ stock by vote or value;
•financial institutions;
•insurance companies;
•individual retirement accounts and other tax-deferred accounts;
•tax-exempt organisations;
•dealers in securities or currencies;
•investors that hold ordinary shares or ADSs as part of straddles, hedging transactions or conversion transactions for U.S. federal income tax purposes;
•investors whose functional currency is not the U.S. dollar;
•persons that have ceased to be U.S. citizens or lawful permanent residents of the United States;
•investors holding the ordinary shares or ADSs in connection with a trade or business conducted outside the United States; and
•U.S. citizens or lawful permanent residents living abroad.
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
Gold Fields does not believe that it was a PFIC within the meaning of Section 1297 of the Code for its 2021 taxable year and does not expect to be a PFIC for its current taxable year or in the foreseeable future. However, Gold Fields’ possible status as a PFIC must be determined annually and, therefore, may be subject to change. If Gold Fields were to be treated as a PFIC, U.S. Holders of ordinary shares or ADSs would be required (i) to pay a special U.S. addition to tax on certain distributions and gains on sale and (ii) to pay tax on any gain from the sale of ordinary shares or ADSs at ordinary income

(rather than capital gains) rates in addition to paying the special addition to tax on this gain. Additionally, dividends paid by Gold Fields would not be eligible for the special reduced rate of tax for non-corporate U.S. Holders described below under “—Additional Information—Taxation—U.S. Federal Income Tax Considerations—Taxation of Dividends”. The remainder of this discussion assumes that Gold Fields is not a PFIC for U.S. federal income tax purposes. You should consult your own tax advisers regarding the potential application of the PFIC regime.
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
Taxation of a Sale or Other Disposition
Upon a sale or other disposition of ordinary shares or ADSs, other than an exchange of ADSs for ordinary shares and vice versa, you will generally recognise capital gain or loss for U.S. federal income tax purposes equal to the difference between the amount realised and your adjusted tax basis in the ordinary shares or ADSs, in each case as determined in U.S. dollars. This capital gain or loss will be long-term capital gain or loss if your holding period in the ordinary shares or ADSs exceeds one year. However, regardless of your actual holding period, any loss may be treated as long-term capital loss to the extent you receive a dividend that qualifies for the reduced rate described above under “—Additional Information—Taxation—U.S. Federal Income Tax Considerations—Taxation of Dividends” and also exceeds 10% of your basis in the ordinary shares. Any gain or loss will generally be U.S. source. You should consult your tax adviser about how to account for proceeds received on the sale or other disposition of ordinary shares that are not paid in U.S. dollars.
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

Controls and Procedures
(a)    Disclosure Controls and Procedures
Gold Fields has carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer of Gold Fields, of the effectiveness of the design and operation of Gold Fields’ disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report. Based upon that evaluation, Gold Fields’ Chief Executive Officer and Chief Financial Officer concluded that, as of 31 December 2021, Gold Fields’ disclosure controls and procedures were effective.
(b)    Management’s Report on Internal Control over Financial Reporting
Gold Fields’ management is responsible for establishing and maintaining adequate internal control over financial reporting. The Securities Exchange Act of 1934 defines internal control over financial reporting in Rule 13a-15(f) and 15d-15(f) as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, as issued by the IASB, and includes those policies and procedures that:
•pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;
•provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, as issued by the IASB, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and
•provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of the company’s assets that could have a material effect on the consolidated financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Gold Fields’ management assessed the effectiveness of its internal control over financial reporting as of 31 December 2021. In making this assessment, Gold Fields’ management used the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon its assessment, Gold Fields’ management concluded that, as of 31 December 2021, its internal control over financial reporting is effective based upon those criteria.
(c)    Attestation Report of the Registered Public Accounting Firm:
PricewaterhouseCoopers, Inc., an independent registered public accounting firm that audited the consolidated financial statements included in this annual report on Form 20-F, has issued an attestation report on management’s assessment of Gold Fields’ internal control over financial reporting as of 31 December 2021.
See “Annual Financial Report—Reports of Independent Registered Public Accounting Firms”.
(d)    Changes in Internal Control Over Financial Reporting
There has been no change in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during fiscal 2021 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Principal Accounting Fees and Services
PricewaterhouseCoopers, Inc., Johannesberg, South Africa, Audit Firm ID: 1308, served as Gold Fields’ principal accountant for 2021, 2020 and 2019. Set forth below are the fees for audit and other services for fiscal 2021, 2020 and 2019.

	Year ended 31 December
	2021	2020	2019
	(U.S.$ million)

Audit fees	3.2	2.7	2.8	(1)
Audit-related fees	—	—	0.2
Tax fees	—	—	—	(2)
All other fees	0.1	0.1	—	(2)
Total	3.3	2.8	3.0
Notes: (1) Audit fees for services rendered by KPMG, Inc. amounted to U.S.$0.3 million and are excluded from the audit fees for fiscal 2019. (2) Nominal amount due to rounding to U.S.$ million.
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
When engaging the external auditor for permissible non-audit services (audit-related services, tax services and all other services), pre-approval is obtained prior to the commencement of the services.

Corporate Governance
Gold Fields’ home country corporate governance practices are regulated by, inter alia, the Companies Act 71 of 2008 (the South African Companies Act), Listing Requirements of the JSE (the JSE Listing Requirements) and the King IV Code on Corporate Governance (the King Code). Certain recommended practices in the King Code are incorporated into the JSE Listings Requirements, making it mandatory for JSE-listed companies to comply with them. The following is a summary of the significant ways in which Gold Fields’ home country corporate governance standards and its corporate governance practices differ from those followed by domestic companies under the NYSE Listing Standards.
•The NYSE Listing Standards require that the non-management directors of U.S. listed companies meet at regularly scheduled non-executive sessions without management. The JSE Listing Requirements do not require such meetings of listed company non-executive directors. Gold Fields’ non-management directors do however meet regularly without management.
•The NYSE Listing Standards require U.S. listed companies to have a nominating/corporate governance committee composed entirely of independent directors. The JSE Listing Requirements also require the appointment of such a committee, and stipulate that the majority of the members should be non-executive directors, the majority of whom must be independent. Gold Fields has a Nominating and Governance Committee which currently comprises four non-executive directors, all of whom are independent under the NYSE Listing Standards and the JSE Listing Requirements which is chaired by the Chair of Gold Fields, as required by the JSE Listing Requirements.
•The NYSE Listing Standards require U.S. listed companies to have a compensation committee composed entirely of independent directors. The JSE Listing Requirements merely require the appointment of such a committee. Gold Fields has appointed a Remuneration Committee, currently comprising five board members, all of whom are independent under both the JSE Listing Requirements and the NYSE Listing Standards.
•The NYSE Listings Standards require U.S. listed companies to have an audit committee composed entirely of independent directors. The South African Companies Act requires that the audit committee be approved by shareholders on an annual basis at a company’s annual general meeting. The JSE Listings Requirements also require an audit committee must be composed entirely of independent non-executive directors and must have a minimum of three members. Gold Fields has appointed an Audit Committee, currently comprised of four board members, all of whom are non-executive and independent, as defined under both the JSE Listings Requirements and the NYSE Listing Requirements.
•The South African Companies Act requires South African listed companies to have a Social and Ethics Committee. Gold Fields has appointed a Social, Ethics and Transformation Committee, which is currently comprised of five directors, the majority of whom are non-executive and independent, as defined under both the JSE Listings Requirements and the NYSE Listing Requirements.

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

2.4
Trust Deed among Orogen, as issuer, Gold Fields, GF Ghana and GF Holdings, as guarantors, and Citibank N.A., London Branch, as trustee, dated 15 May 2019 in relation to the U.S.$500 million notes due 2029 (incorporated by reference to Exhibit 2.6 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities Exchange Commission on 6 April 2020)

2.5	Description of securities registered under Section 12 of the Exchange Act
4.1
The Gold Fields Limited 2012 Share Plan, dated 22 May 2018, as amended (incorporated by reference to Exhibit 4.1 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities Exchange Commission on 6 April 2020)

4.2
U.S.$150 million Revolving Senior Secured Credit Facility Agreement between Banco de Credito del Peru and Scotiabank Peru S.A.A. and La Cima, originally dated 19 September 2017 (incorporated by reference to Exhibit 4.14 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities Exchange Commission on 6 April 2020)

4.3
Gruyere Gold Project Joint Venture Agreement between Gruyere Mining Company Pty Ltd, Gold Road Resources Limited and others dated 6 December 2016 (incorporated by reference to Exhibit 4.20 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities Exchange Commission on 5 April 2017)

4.4
Gruyere Syndicated Facility between Gold Fields Limited, Gruyere Holdings Pty Ltd, certain wholly owned subsidiaries of Gold Fields, the Mandated Lead Arrangers and Bookrunners listed in Part II of Schedule 1, the Mandated Lead Arrangers listed in Part III of Schedule 1, the Original Lenders listed in Part IV of Schedule 1 and the Commonwealth Bank of Australia, dated 19 November 2020

4.5
Sixth Amendment and Restatement Agreement relating to a U.S.$100 million Revolving Credit Facility Agreement originally dated 22 December 2010, as amended and restated on 6 May 2014, 28 October 2016, 12 June 2017, 22 March 2018, 30 November 2018 and 27 September 2021 between Gold Fields Ghana Limited, Abosso Goldfields Limited, The Standard Bank of South Africa Limited (acting through its Isle of Man Branch) and The Standard Bank of South Africa

4.6
Revolving Credit Facility Agreement among Nedbank Limited, GFO, GFIJVH and the Original Guarantors (listed in Schedule 1), dated 23 April 2018 (incorporated by reference to Exhibit 4.18 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities Exchange Commission on 6 April 2020)

4.7
U.S.$1,200 million Credit Facilities Agreement between MUFG Bank, LTD., Orogen, GF Ghana and the Original Guarantors (listed in Schedule 1), dated 25 July 2019 (incorporated by reference to Exhibit 4.19 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities Exchange Commission on 6 April 2020)

4.8
R500 million Revolving Credit Facilities Agreement between GFI Joint Venture Holdings Proprietary Limited, Gold Fields Operations Limited and ABSA Bank Limited, dated 15 April 2020 (incorporated by reference to Exhibit 4.21 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities Exchange Commission on 31 March 2021)

4.9
R500 million Revolving Credit Facilities Agreement between GFI Joint Venture Holdings Proprietary Limited, Gold Fields Operations Limited and FirstRand Bank Limited (acting through its Rand Merchant Banks division), dated 15 April 2020 (incorporated by reference to Exhibit 4.22 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities Exchange Commission on 31 March 2021)

8.1	List of subsidiaries of the registrant
12.1	Certification of Chief Executive Officer
12.2	Certification of Chief Financial Officer

No.	Exhibit

13.1	Certification of Chief Executive Officer
13.2	Certification of Chief Financial Officer
96.1
Technical Report Summary – South Deep Gold Mine (incorporated by reference to Exhibit 96.1 to the report on Form 6-K (File No. 1-31318), filed by Gold Fields with the Securities Exchange Commission on 31 March 2022)

96.2
Technical Report Summary – Tarkwa Gold Mine (incorporated by reference to Exhibit 96.2 to the report on Form 6-K (File No. 1-31318), filed by Gold Fields with the Securities Exchange Commission on 31 March 2022)

96.3
Technical Report Summary – Damang Gold Mine (incorporated by reference to Exhibit 96.3 to the report on Form 6-K (File No. 1-31318), filed by Gold Fields with the Securities Exchange Commission on 31 March 2022)

96.4
Technical Report Summary – St. Ives Gold Mine (incorporated by reference to Exhibit 96.4 to the report on Form 6-K (File No. 1-31318), filed by Gold Fields with the Securities Exchange Commission on 31 March 2022)

96.5
Technical Report Summary – Agnew Gold Mine (incorporated by reference to Exhibit 96.5 to the report on Form 6-K (File No. 1-31318), filed by Gold Fields with the Securities Exchange Commission on 31 March 2022)

96.6
Technical Report Summary – Granny Smith Gold Mine (incorporated by reference to Exhibit 96.6 to the report on Form 6-K (File No. 1-31318), filed by Gold Fields with the Securities Exchange Commission on 31 March 2022)

96.7
Technical Report Summary – Gruyere Gold Mine (incorporated by reference to Exhibit 96.7 to the report on Form 6-K (File No. 1-31318), filed by Gold Fields with the Securities Exchange Commission on 31 March 2022)

96.8
Technical Report Summary – Cerro Corona Copper and Gold Mine (incorporated by reference to Exhibit 96.8 to the report on Form 6-K (File No. 1-31318), filed by Gold Fields with the Securities Exchange Commission on 31 March 2022)

96.9
Technical Report Summary – Salares Norte (incorporated by reference to Exhibit 96.9 to the report on Form 6-K (File No. 1-31318), filed by Gold Fields with the Securities Exchange Commission on 31 March 2022)

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

/s/ Chris Griffith
Name: Chris Griffith
Title: Chief Executive Officer
Date: 31 March 2022