Form 20-F
period 2022-12-31
GOLD FIELDS LTD
filed 2023-03-30
CIK 1172724

As filed with the Securities and Exchange Commission on 30 March 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________
Form 20-F
_______________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 December 2022
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
Paul A. Schmidt
Chief Financial Officer
Tel: 011-27-11-562-9700
Fax: 011-27-86-720-2704
PaulS@goldfields.com
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
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report
891,378,571 ordinary shares of no par value
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statement. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
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

Gold Fields’ Operations

Form 20-F Cross Reference Guide

Item	Form 20-F Caption	Location in this document	Page

1	Identity of directors, senior management and advisers	NA	—
2	Offer statistics and expected timetable	NA	—
3	Key information
	(b)Capitalisation and indebtedness	NA	—
	(c)Reasons for the offer and use of proceeds	NA	—
	(d)Risk factors	Further Information—Risk Factors	1-28
4	Information on the Company
	(a)History and development of the Company	Presentation of Financial and Other Information	vii-viii
		Further Information—Additional Information on the Company—Organisational Structure	29
		Annual Financial Report—Accounting Policies	AFR 118-140
		Further Information—Additional Information—Memorandum of Incorporation—General	104
		Integrated Annual Report—Administration and Corporate Information	IAR 97
		Integrated Annual Report—Our Business Model	IAR 8-9
		Integrated Annual Report—Overview of Our Portfolio and Growth Strategy	IAR 82-85
		Annual Financial Report—Management’s Discussion and Analysis of Financial Statements—Capital Expenditures	AFR 84-86
		Annual Financial Report—Notes to the Consolidated Financial Statements—Note 36. Proposed Joint Venture in Ghana Between Gold Fields and AngloGold Ashanti	AFR 176
		Further Information—Description of Mining Business—Capital Expenditure	79
		Integrated Annual Report—Chief Executive Officer’s Report	IAR 26-28
		Further Information—Additional Information—Taxation—Documents on Display	114
	(b)Business overview	Gold Fields’ Operations	Back of cover
		Further Information—Additional Information on the Company—Disclosure of Mining Operations Pursuant to Item 1303 of Regulation S-K under the Securities Act	30-43
		Further Information—Additional Information on the Company—Individual Property Disclosure Pursuant to Item 1304 of Regulation S-K under the Securities Act	43-71
		Integrated Annual Report—Our Business	IAR 5-17
		Integrated Annual Report—Chief Executive Officer’s Report	IAR 26-28
		Integrated Annual Report—Our Portfolio and Growth Strategy	IAR 82-85

Item	Form 20-F Caption	Location in this document	Page

		Integrated Annual Report—Production and Cost Performance	IAR 42-46
		Integrated Annual Report—Environmental Stewardship	IAR 72-79
		Annual Financial Report—Corporate Governance Report—Application of King IV within Gold Fields	AFR 18-21
		Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements—Health and Safety Impact	AFR 72
		Annual Financial Report—Accounting Policies—Provision for Environmental Rehabilitation Costs	AFR 137
		Further Information—Description of Mining Business	78-82
		Further Information—Description of the Mining Business—The Gold Mining Industry	81
		Further Information—Environmental and Regulatory Matters	83-96
	(c)Organisational structure	Further Information—Additional Information on the Company—Organisational Structure	29
	(d)Property, plant and equipment	Further Information—Additional Information on the Company—Disclosure of Mining Operations Pursuant to Item 1303 of Regulation S-K under the Securities Act	30-43
		Further Information—Additional Information on the Company—Individual Property Disclosure Pursuant to Item 1304 of Regulation S-K under the Securities Act	43-71
		Further Information—Additional Information On the Company—Internal Controls Disclosure Pursuant to Item 1305 of Regulation S-K under the Securities Act	72
		Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements	AFR 67-114
		Annual Financial Report—Notes to the Consolidated Financial Statements—Note 14. Property, Plant and Equipment	AFR 156
		Integrated Annual Report—Chief Executive Officer’s Report	IAR 26-28
		Further Information—Additional Information On the Company—Summary Disclosure of Mining Operations Pursuant to Item 1303 of Regulation S-K under the Securities Act—Summary of Mineral Resources and Reserves	32-43
		Integrated Annual Report—Environmental Stewardship	IAR 72-79
		Integrated Annual Report—Production and Cost Performance	IAR 42-46
		Further Information—Environmental and Regulatory Matters	83-96
4A	Unresolved staff comments	NA	—
5	Operating and financial review and prospects
	(a)Operating results	Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements	AFR 67-114
		Annual Financial Report—Accounting Policies—Foreign Operations	AFR 129-130
		Annual Financial Report—Notes to the Consolidated Financial Statements—Note 38. Risk Management Activities—Foreign Currency Sensitivity	AFR 184-185

Item	Form 20-F Caption	Location in this document	Page

		Annual Financial Report—Notes to the Consolidated Financial Statements—Note 36. Events After the Reporting Date	AFR 176
		Integrated Annual Report—Value Creation for Our Stakeholders—Governments	IAR 65-69
		Further Information—Environmental and Regulatory Matters	83-96
	(b)Liquidity and capital resources	Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements—Liquidity and Capital Resources	AFR 102-108
		Integrated Annual Report—Financial Performance	IAR 47-48
		Annual Financial Report—Notes to the Consolidated Financial Statements—Note 24. Borrowings	AFR 166-168
		Annual Financial Report—Notes to the Consolidated Financial Statements—Note 34. Commitments	AFR 174
		Annual Financial Report—Notes to the Consolidated Financial Statements—Note 37. Financial Instruments	AFR 177-180
		Annual Financial Report—Notes to the Consolidated Financial Statements—Note 38. Risk Management Activities	AFR 180-190
		Annual Financial Report—Notes to the Consolidated Financial Statements—Note 39. Capital Management	AFR 191
	(c)Research and development, patents and licences, etc.	NA	—
	(d)Trend information	Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements—Trend Outlook	AFR 114
		Integrated Annual Report—Emerging Global Trends	IAR 15
		Integrated Annual Report—Chief Executive Officer’s Report	IAR 26-28
	(e)Off-balance sheet arrangements	Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements—Off-Balance Sheet Items	AFR 110
	(f)Tabular disclosure of contractual obligations	Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements—Contractual Obligations, Commitments and Guarantees at 31 December 2021	AFR 111
	(g)Safe harbour	Forward-Looking Statements	x-xi
6	Directors, senior management and employees
	(a)Directors and senior management	Annual Financial Report—Corporate Governance Report—Directors	AFR 14-15
		Integrated Annual Report—Governance and Leadership—Our Board of Directors	IAR 22-23
		Further Information—Directors, Senior Management and Employees—Directors	97-99
		Further Information—Directors, Senior Management and Employees—Executive Committee	99-100
		Annual Financial Report—Directors’ Report	AFR 22-25
	(b)Compensation	Annual Financial Report—Remuneration Report	AFR 29-66
		Annual Financial Report—Note 40. Related Parties	AFR 192-194
	(c)Board practices	Further Information—Directors, Senior Management and Employees	97-101
		Integrated Annual Report—Governance and Leadership—Our Board of Directors	IAR 22-23

Item	Form 20-F Caption	Location in this document	Page

		Annual Financial Report—Corporate Governance Report—Directors	AFR 14-15
		Annual Financial Report—Remuneration Report	AFR 29-66
		Integrated Annual Report—Governance and Leadership—Our Board of Directors—Our Board Committees	IAR 24
		Annual Financial Report—Audit Committee Report	AFR 26-28
		Annual Financial Report—Corporate Governance Report—Application of King IV within Gold Fields	AFR 18-21
		Annual Financial Report—Corporate Governance Report—Board Committees	AFR 9-13
	(d)Employees	Integrated Annual Report—People Programmes for Strategic Delivery	IAR 39-40
		Further Information—Directors, Senior Management and Employees—Employees	100
		Integrated Annual Report—Building a Safe and Respectful Workplace	IAR 34-38
		Integrated Annual Report—Building a Safe and Respectful Workplace—Health and Wellness	IAR 36-37
		Further Information—Directors, Senior Management and Employees—Safety	101
	(e)Share ownership	Annual Financial Report—Directors’ Report—Share Ownership of Directors and Executive Officers	AFR 23
		Annual Financial Report—Remuneration Report	AFR 29-66
		Annual Financial Report—Notes to the Consolidated Financial Statements—Note 5. Share-based Payments	AFR 147-418
7	Major Shareholders and Related Party Transactions
	(a)Major shareholders	Further Information—Major Shareholders and Related Party Transactions—Major Shareholders	102
		Annual Financial Report—Shareholder’s Information	AFR 208-209
	(b)Related party transactions	Further Information— Major Shareholders and Related Party Transactions—Related Party Transactions	102
		Annual Financial Report—Notes to the Consolidated Financial Statements—Note 40. Related Parties	AFR 192-194
	(c)Interests of experts and counsel	NA	—
8	Financial information
	(a)Consolidated statements and other financial information	Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements	AFR 67-114
		Annual Financial Report—Consolidated Income Statement	AFR 141
		Annual Financial Report—Consolidated Statement of Comprehensive Income	AFR 142
		Annual Financial Report—Consolidated Statement of Financial Position	AFR 143
		Annual Financial Report—Consolidated Statement of Changes in Equity	AFR 144
		Annual Financial Report—Consolidated Statement of Cash Flows	AFR 145

Item	Form 20-F Caption	Location in this document	Page

		Annual Financial Report—Audit Committee Report	AFR 26-28
		Annual Financial Report—Accounting Policies—Basis of Preparation—Provision for Silicosis Settlement Costs	AFR 126
		Annual Financial Report—Accounting Policies—Basis of Preparation —Provision for Environmental Rehabilitation Costs	AFR 126
		Annual Financial Report—Notes to the Consolidated Financial Statements—Note 25. Provisions	AFR 169-170
		Annual Financial Report—Notes to the Consolidated Financial Statements—Note 35. Contingent Liabilities	AFR 175-176
		Annual Financial Report—Management’s Discussion and Analysis—Silicosis Settlement Costs	AFR 97
		Annual Financial Report—Directors’ Report—Financial Affairs—Dividend Policy	AFR 23
		Integrated Annual Report—Financial Performance	IAR 47-48
	(b)Significant changes	Annual Financial Report—Notes to the Consolidated Financial Statements—Note 36. Events After the Reporting Date	AFR 176
9	The Offer and listing
	(a)Listing details	Further Information—The Listing	103
	(b)Plan of distribution	NA	—
	(c)Markets	Integrated Annual Report—Our Business	IAR 5
		Annual Financial Report—Directors’ Report—Listings	AFR 22
		Annual Financial Report—Administration and Corporate Information	AFR 221
	(d)Selling shareholders	NA	—
	(e)Dilution	NA	—
	(f)Expenses of the issue	NA	—
10	Additional information		—
	(a)Share capital	NA	—
	(b)Memorandum and articles of association	Further Information—Additional Information—Memorandum of Incorporation	104-107
		Further Information—Corporate Governance	116
		Annual Financial Report—Corporate Governance Report—Board of Directors	AFR 6-8
	(c)Material contracts	Further Information—Additional Information—Material Contracts	107-109
	(d)Exchange controls	Further Information—Additional Information—Material Contracts—South African Exchange Control Limitations Affecting Security Holders	111
	(e)Taxation	Further Information—Additional Information—Taxation	109-112
	(f)Dividends and paying agents	NA	—
	(g)Statement by experts	NA	—
	(h)Documents on display	Further Information—Additional Information—Taxation—Documents On Display	112
	(i)Subsidiary information	NA	—
11	Quantitative and qualitative disclosures about market risk	Annual Financial Report—Notes to the Consolidated Financial Statements—Note 38. Risk Management Activities	AFR 180-190
v

Item	Form 20-F Caption	Location in this document	Page

12	Description of securities other than equity securities
	(a)Debt securities	NA	—
	(b)Warrants and rights	NA	—
	(c)Other securities	NA	—
	(d)American depositary shares	Further Information—Additional Information—Deposit Agreement	108
13	Defaults, dividend arrearages and delinquencies	NA	—
14	Material modifications to the rights of security holders and use of proceeds	NA	—
15	Controls and procedures	Further Information—Controls and Procedures	113
		Annual Financial Report— Management’s Discussion and Analysis—Internal Control over Financial Reporting	AFR 113-114
16A	Audit Committee financial expert	Further Information—Audit Committee Financial Expert	114
16B	Code of ethics	Annual Financial Report—Corporate Governance Report—Standards, Principles and Systems	AFR 5
16C	Principal accountant fees and services	Further Information—Principal Accountant Fees and Services	115
16D	Exemptions from the listing standards for audit committees	NA	—
16E	Purchase of equity securities by the issuer and affiliated purchasers	NA	—
16F	Change in registrant’s certifying accountant	NA	—
16G	Corporate governance	Further Information—Corporate Governance	116
16H	Mine safety disclosure	NA	—
17	Financial statements	NA	—
18	Financial statements	Annual Financial Report—Reports of Independent Registered Public Accounting Firms	AFR 115-117
		Annual Financial Report—Consolidated Income Statement	AFR 141
		Annual Financial Report—Consolidated Statement of Comprehensive Income	AFR 142
		Annual Financial Report—Consolidated Statement of Financial Position	AFR 143
		Annual Financial Report—Consolidated Statement of Changes in Equity	AFR 144
		Annual Financial Report—Consolidated Statement of Cash Flows	AFR 145
		Annual Financial Report—Accounting Policies	AFR 118-140
		Annual Financial Report—Notes to the Consolidated Financial Statements	AFR 146-199
19	Exhibits	Exhibits	119-120

Presentation of Financial and Other Information
Gold Fields Limited (Gold Fields or the Company) is a South African company and, in fiscal 2022, 13%, 32%, 44% and 11% of Gold Fields’ operations, based on managed gold-equivalent production, were located in South Africa, Ghana (including the Asanko JV (as defined below)), Australia and Peru, respectively. The Gold Fields consolidated financial statements are presented in U.S. dollar which is the Group’s presentation currency. The Group’s annual and interim financial statements are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and as prescribed by law (refer to the “Basis of preparation” section of the accounting policies to the consolidated financial statements).
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
For Gold Fields’ consolidated financial statements, unless otherwise stated, statement of financial position item amounts are translated from Rand and A$ to U.S. dollars at the exchange rate prevailing on the statement of financial position date for fiscal 2022 (Rand 17.02 per U.S.$1.00 and U.S.$0.68 per A$1.00 as of 31 December 2022), except for specific items included within shareholders’ equity and the statement of cash flows that are translated at the rate prevailing on the date the relevant transaction was entered into, and income statement item amounts are translated from Rand and A$ to U.S. dollars at the weighted average exchange rate for each period (Rand 16.37 per U.S.$1.00 and U.S.$0.69 per A$1.00 for fiscal 2022).
In this annual report, Gold Fields presents the financial items “all-in sustaining costs” (AISC), “all-in sustaining costs per ounce”, “all-in costs” (AIC), and “all-in costs per ounce”, which have been determined using industry standards promulgated by the World Gold Council (WGC) and are non-IFRS measures. Gold Fields voluntarily adopted and implemented these metrics as from the quarter ended June 2013. On 14 November 2018, the WGC published an update to its guidance note on the interpretation of all-in sustaining and all-in costs. Gold Fields adopted the updated guidance prospectively from 1 January 2019. An investor should not consider these items in isolation or as alternatives to cost of sales, profit before tax, profit for the year, cash flows from operating activities or any other measure of financial performance presented in accordance with IFRS. While the WGC provided definitions for the calculation of AISC and AIC, the calculation of AISC, AISC per ounce, AIC and AIC per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. See “—Glossary of Terms—All-in sustaining costs” and “—Glossary of Terms—All-in costs”. For the definitions and reconciliations of these non-IFRS measures to IFRS, see “—Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements”.
Gold Fields also presents “adjusted free cash flow”, “net debt”, “adjusted free cash flow margin for LTIP purposes”, “adjusted EBITDA” and “normalised profit” in this annual report, which are non-IFRS measures. An investor should not consider these items in isolation or as alternatives to cash flow from operating activities, cash and cash equivalents or any other measure presented in accordance with IFRS. Adjusted free cash flow is defined as net cash from operations less the South Deep Dividend, net capital expenditure (additions to property, plant and equipment less proceeds on disposal of property, plant and equipment), capital expenditure - working capital, contributions to environmental trust funds, payments of principal lease liabilities and redemption of Asanko preference shares, as per the consolidated statement of cash flows. Net debt (excluding lease liabilities) is defined as total borrowings less cash and cash equivalents and net debt is defined as total borrowings plus lease liabilities less cash and cash equivalents. Adjusted EBITDA is defined as profit or loss for the year adjusted for interest, taxation, amortisation and depreciation and certain other costs. Normalised profit is defined as profit excluding gains and losses on foreign exchange, financial instruments and non-recurring items after taxation and non-controlling interest effect. The definition for the calculation of adjusted free cash flow, adjusted free cash flow margin for LTIP purposes, adjusted EBITDA and normalised profit may vary significantly between companies, and by themselves do not necessarily provide a basis for comparison with other companies. See “—Glossary of Terms”. For the definitions and reconciliations of these non-IFRS measures to IFRS, see “—Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements”.
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
In this annual report, all references to “fiscal 2019” are to the 12-month period ended 31 December 2019, all references to “fiscal 2020” are to the 12-month period ended 31 December 2020, all references to “fiscal 2021” are to the 12-month period ended 31 December 2021, all references to “fiscal 2022” are to the 12-month period ending 31 December 2022, all references to “fiscal 2023” are to the 12-month period ended 31 December 2023, all references to “fiscal 2024” are to the 12-month period ended 31 December 2024 and all references to “fiscal 2025” are to the 12-month period ended 31 December 2025. In this annual report, all references to “South Africa” are to the Republic of South Africa, all references to “Ghana” are to the Republic of Ghana, all references to “Australia” are to the Commonwealth of Australia, all references to “Chile” are to the Republic of Chile, all references to “Peru” are to the Republic of Peru, all references to the “Philippines” are to the Republic of the Philippines and all references to the “United States” and “U.S.” mean the United States of America, its territories and possessions and any state of the United States and the District of Columbia.
In this annual report, all references to the “DMRE” are references to the South African Department of Mineral Resources and Energy, the government body responsible for regulating the mining industry in South Africa.
This annual report contains descriptions of gold mining and the gold mining industry, including descriptions of geological formations and mining processes. In order to facilitate a better understanding of these descriptions, this annual report contains a glossary defining a number of technical and geological terms. See “—Glossary of Terms”.
In this annual report, gold production figures are provided in troy ounces, which are referred to as “ounces” or “oz”, or in kilograms, which are referred as “kg”. Ore grades are provided in grams per metric tonne, which are referred to as “grams per tonne” or “g/t”. All references to “tonnes” or “t” in this annual report are to metric tonnes. All references to “gold” include gold and gold equivalent ounces, unless otherwise specified or where the context suggests otherwise. See “—Glossary of Terms” for further information regarding units of measurement used in this annual report and a table providing rates of conversion between different units of measurement. AIC, net of by-product revenue, and AISC, net of by-product revenue, are calculated per ounce of gold sold, excluding gold equivalent ounces. See “—Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements—All-in Sustaining and All-in Costs”.
This annual report contains references to the “total recordable injury frequency rate” (TRIFR) at each Gold Fields operation. The TRIFR at each operation includes the total number of fatalities, lost time injuries, medically treated injuries (MTI) and restricted work injuries (RWI) per million man hours. A lost time injury (LTI) is a work-related injury resulting in the employee or contractor being unable to attend work for a period of one or more days after the day of the injury (i.e. the employee or contractor is unable to perform any of his/her duties). An MTI is a work-related injury sustained by an employee or contractor which does not incapacitate that employee and who, after having received medical treatment, is deemed fit to immediately resume his/her normal duties on the next calendar day, immediately following the treatment or re-treatment. An RWI is a work-related injury sustained by an employee or contractor which results in the employee or contractor being unable to perform one or more of their routine functions for a full working day from the day after the injury occurred, but the employee or contractor can still perform some of his/her duties.
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
These forward-looking statements, including, among others, those relating to the future business prospects, revenues, income and 2023 production and operational guidance of Gold Fields, wherever they may occur in this annual report and the exhibits to the annual report, and including any climate change-related statements, targets and metrics, are necessarily estimates reflecting the best judgement of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this annual report. All statements other than statements of historical facts included in this report may be forward-looking statements. Forward-looking statements also often use words such as “will”, “forecast”, “potential”, “estimate”, “expect” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:
•changes in the market price of gold, and to a lesser extent copper and silver;
•material changes in the value of Rand and non-U.S. dollar currencies;
•high and rising inflation, including as a result of Russia’s invasion of Ukraine, supply chain issues, volatile commodity costs and other inflationary pressures;
•difficulties, operational delays, cost pressures and impact associated with the mine ramp-up at the South Deep operation in South Africa;
•the challenges associated with replacing annual Mineral Reserve and Resource depletion, as well as growing its Mineral Reserve and Resource base to extend the life of operations;
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
•current debt levels posing a risk to viability and making the Group more vulnerable to adverse economic and competitive conditions;
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
•the inability to modernise operations and remain competitive within the mining industry;
•reliance on outside contractors to conduct some of its operations;
•difficulty controlling theft of gold and copper bearing materials and illegal mining on some Gold Fields properties;
•the impact of HIV/AIDS, tuberculosis and the spread of contagious diseases;
•the impact from, and measures taken to address, the coronavirus (COVID-19) pandemic;
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
•the ability of the Group to meet its environmental, social and corporate governance targets;
x

•loss of senior management or inability to hire or retain sufficiently skilled employees or sufficient representation among marginalised or underrepresented persons in management positions or sufficient gender diversity in senior management and Board level positions;
•discrimination or harassment preventing our employees from performing their roles;
•the ability to obtain, renew and comply with, water use licences and water quality discharge standards;
•the occurrence of future acid mine drainage related pollution;
•economic, political or social instability in the countries where Gold Fields operates;
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
•the effects of political and regulatory developments and social unrest in Chile;
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

GOLD FIELDS LIMITED Integrated Annual Report 2022 G O LD FIELD S LIM ITED IN TEG RATED A N N U A L REPO RT 2022 Creating enduring value beyond mining IAR 1

Gold Fields Integrated Annual Report 2022 IAR 2 Pillar 2: Build on our leading commitments to ESG 53 Our ESG Charter and 2030 ESG targets  54 Value creation for our stakeholders  55 Environmental stewardship 72 Pillar 3: Grow the value and quality of our portfolio of assets 81 Overview of our portfolio and growth strategy 82 Life extension through near-mine exploration 86 Mineral Resources and Mineral Reserves summary 87 Assurance 90 Independent Reasonable Assurance Statement to Gold Fields Limited 91 Assured sustainability performance indicators 94 Assured South African Mining Charter performance indicators 95 Reporting boundary 96 ABOUT OUR COVER The cover photo of our 2022 Integrated Annual Report (IAR) shows our South Deep mine in South Africa. CREATING ENDURING VALUE BEYOND MINING SEND US YOUR FEEDBACK We value your feedback on our reporting suite. To support our efforts to report on the issues our stakeholders care about, please provide any feedback and questions to investors@goldfields.com or sustainability@goldfields.com. You can also visit www.goldfields.com and download the feedback form. CONTENTS About this report 4 Our business 5 Where we operate 6 Our business model 8 Material matters  10 Risks and opportunities 11 Governance and leadership 19 Chairperson’s report 20 Summarised governance report 21 Chief Executive Officer’s report 26 Pillar 1: Maximise the potential from our current assets through people and innovation 33 Building a safe and respectful workplace 34 People programmes for strategic delivery 39 Modernisation 41 Production and cost performance 42 Financial performance  47 Consolidated income statement, statement of financial position and statement of cash-flow 49 Integrated Annual Report Our primary report to stakeholders, detailing the Group’s value creation story over time Annual Financial Report Our full Corporate Governance Report, Board and Board committee reports, Directors’ Report, Remuneration Report and Annual Financial Statements, fulfilling our statutory financial reporting requirements Mineral Resources and Mineral Reserves Supplement Detailed technical and operational information relating to our mines and growth projects Notice of Annual General Meeting The resolutions to be tabled to shareholders at our Annual General Meeting (AGM) Gold Fields Corporate Governance report_Proof 3 – 27 March 2023 GOLD FIELDS LIMITED Annual Financial Report including Governance Report 2022 Creating enduring value beyond mining GOLD FIELDS LIMITED Integrated Annual Report 2022 G O LD FIELD S LIM ITED IN TEG RATED A N N U A L REPO RT 2022 Creating enduring value beyond mining IAR 1 GOLD FIELDS LIMITED Mineral Resources and Mineral Reserves Supplement to the IAR 2022G O LD FIELD S LIM ITED M IN ERA L RESO U RC ES A N D M IN ERA L RESERV ES SU PPLEM EN T TO TH E IA R 2022 Creating enduring value beyond mining G O LD FIELD S LIM ITED M IN ERA L RESO U RC ES A N D M IN ERA L RESERV ES SU PPLEM EN T TO TH E IA R 2022 GOLD FIELDS LIMITED Notice of Annual General Meeting for the year ended 31 December 2022 Creating enduring value beyond mining REPORTING SUITE Our online IAR portal can be accessed at www.goldfields.com/2022- annual-report-suite.php from end-April 2023 onwards

IAR 3 linkedin.com/company/gold-fields business.facebook.com/GoldFieldsLTD @GoldFields_LTD instagram.com/goldfields_ltd/ Further reading available within this report Further information available online The three pillars of our strategy reflect the Group’s operational, environmental, social and governance (ESG) and growth priorities and support our purpose of creating enduring value beyond mining. Our three strategic pillars Pillar 1 Pillar 2 Pillar 3 Maximise the potential from our current assets through people and innovation Build on our leading commitment to ESG Grow the value and quality of our portfolio of assets We use innovative mining methods, along with the talents and expertise of our people, to maximise the potential of the mines we currently own. We aim to take care of the environment while we mine, meaningfully invest in our host communities and adhere to the highest ethical standards in the course of our business. We are adding quality, high-value mines to our portfolio so we have assets we can continue to mine in the future. HIGHLIGHTS HIGHLIGHTS HIGHLIGHTS Ounces of gold produced: 2.40Moz Adjusted free cash-flow: US$431m Net debt:EBITDA ratio: 0.29x Host community value created: US$913m Water recycled or reused: 75% Mines powered by renewable energy: 5 Salares Norte project: 87% complete Near-mine exploration: US$107m South Deep ramp-up to: 328koz Read more on p33 – 51 Read more on p53 – 79 Read more on p81 – 89 Climate Change Report Our Climate Change Report in alignment with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD) Report to Stakeholders An overview of our contributions to our key stakeholders, as well as recent developments impacting these relationships GRI Content Index This Global Reporting Initiative (GRI) Content Index cross- references to the International Council on Mining and Metals (ICMM) Principles, United Nations Global Compact Principles, United Nations Sustainable Development Goals (SDGs) and the Value Reporting Foundation Form 20-F Our annual report on Form 20-F filed with the US Securities and Exchange Commission (US SEC) as a foreign private issuer trading on the New York Stock Exchange GOLD FIELDS LIMITED Climate Change Report 2022 G O LD FIELD S LIM ITED C LIM ATE C H A N G E REPO RT 2022 Creating enduring value beyond mining GOLD FIELDS LIMITED Report to Stakeholders 2022 G O LD FIELD S LIM ITED REPO RT TO STA KEH O LD ERS 2022 Creating enduring value beyond mining As filed with the Securities and Exchange Commission on 30 March 2023 UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 _______________________ Form 20-F _______________________ (Mark One) ☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 or ☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended 31 December 2022 or ☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 or ☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report For the transition period from to Commission file number: 1-31318 _______________________ Gold Fields Limited (Exact name of registrant as specified in its charter) _______________________ Republic of South Africa (Jurisdiction of incorporation or organisation) 150 Helen Road Sandown, Sandton, 2196 South Africa 011-27-11-562-9700 (Address of principal executive offices) with copies to: Paul A. Schmidt Chief Financial Officer Tel: 011-27-11-562-9700 Fax: 011-27-86-720-2704 PaulS@goldfields.com 150 Helen Road Sandown, Sandton, 2196 South Africa Michael Z. Bienenfeld Igor Rogovoy Linklaters LLP Tel: 011-44-20-7456-2000 Fax: 011-44-20-7456-2222 One Silk Street London EC2Y 8HQ United Kingdom (Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person) Securities registered or to be registered pursuant to Section 12(b) of the Act Title of Each Class Trading Symbol Name of Each Exchange on Which Registered American Depositary Shares, each representing one ordinary share GFI New York Stock Exchange Ordinary shares of no par value each New York Stock Exchange* *Not for trading, but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission. Securities registered or to be registered pursuant to Section 12(g) of the Act None (Title of Class) Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act None (Title of Class) Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report 891,378,571 ordinary shares of no par value _______________________ Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act: Yes ☒ No ☐ If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 ☐ Yes No ☒ Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections. Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Emerging growth company ☐ If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐ † The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012. Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒ If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statement. ☐ Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐ Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing: U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☒ Other ☐ If “Other” has

been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐ If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒ (APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS) Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐ GOLD FIELDS LIMITED GRI Content Index 2022 G O LD FIELD S LIM ITED G RI C O N TEN T IN D EX 2022 Creating enduring value beyond mining

Gold Fields Integrated Annual Report 2022 IAR 4 About this report Our integrated reporting suite enables stakeholders – including our capital providers – to make informed decisions about Gold Fields’ (Gold Fields, the Company or the Group) long-term prospects and our ability to create and sustain value. This IAR details how we created, preserved or eroded value during 2022. We connect our performance with our purpose through integrated thinking and concisely and holistically unpack how we unlock value for stakeholders through our strategic pillars, material matters, risks and opportunities, operating environment and performance. Board approval Gold Fields’ Board of Directors (Board) acknowledges its responsibility to ensure the integrity of this IAR. It believes that the 2022 IAR addresses all matters that could substantively impact the Group’s ability to create value over the short, medium and long term, including Gold Fields’ strategic objectives. The Board is also of the opinion that this report materially complies with the relevant statutory and regulatory requirements – particularly the Integrated Reporting Framework, International Financial Reporting Standards (IFRS) and the Companies Act No 71 of 2008, as amended. Senior management led the preparation of this report. As part of our comprehensive internal and external review process, the IAR was submitted to the Group’s Audit Committee for review, who recommended it to the Board for approval. The Board unanimously approved the 2022 IAR and 2022 Annual Financial Report (AFR) – including our Annual Financial Statements – on 30 March 2023. Yunus Suleman Chairperson Our sustainability indices 5th miner (2021: 3rd miner) 11th gold miner (2021: 11th gold miner) E2 S1 G1 (2021: E1 S1 G1) 2nd gold miner (2021: 6th gold miner) AA-rating (2021: A-rating) See details of our commitment to the relevant SDGs on our website: www.goldfields.com/sustainability As a responsible gold miner, we believe we can create lasting socio-economic value for our host communities and governments. Our vision is to be the preferred gold mining company delivering sustainable, superior value and, in pursuit of this, we positively contribute directly and indirectly to 11 SDGs to enable meaningful change in our sector. 17 PARTNERSHIPS 15 LIFE ON LAND 13 CLIMATE ACTION 12 RESPONSIBLE CONSUMPTION 11 SUSTAINABLE CITIES 9 INDUSTRY, INNOVATION AND INFRASTRUCTURE 8 ECONOMIC HEALTH 7 AFFORDABLE AND CLEAN ENERGY 6 CLEAN WATER AND SANITATION 4 QUALITY EDUCATION 3 GOOD HEALTH AND WELLBEING See our reporting scope and boundary and forward-looking statements on p96. Assurance ERM Southern Africa (ERM) provided independent reasonable assurance over key sustainability information in this report, which is prepared in accordance with, and with reference to, the GRI Universal Standards. As a member of the ICMM, we are committed to obtaining assurance in line with the ICMM sustainability report assurance requirements. ERM assured all five ICMM subject matters in line with the ICMM Assurance and Validation Procedure. The key sustainability performance data assured by ERM in 2022 is detailed on p91 – 95.

Contractor with one of our drill rigs at Damang mine in Ghana OUR BUSINESS 5 IAR Our business IN THIS SECTION Where we operate 6 Our business model 8 Material matters 10 Risks and opportunities 11

Gold Fields Integrated Annual Report 2022 IAR 6 Where we operate Ghana Gold Fields has nine operating mines in Australia, South Africa, Ghana (including the Asanko joint venture (JV)) and Peru and one project in Chile. We have total attributable annual gold-equivalent production of 2.40Moz, Proved and Probable gold Mineral Reserves of 46.1Moz, Measured and Indicated Mineral Resources of 31.1Moz (excluding Mineral Reserves) and Inferred Mineral Resources of 11.2Moz (excluding Mineral Reserves). Our shares are listed on the Johannesburg Stock Exchange (JSE) and our American depositary shares trade on the New York Stock Exchange (NYSE). South Africa Australia Peru Chile 2022 2021 Safety Fatal incidents 1 1 Serious injuries 5 9 Total recordable injury frequency rate (TRIFR) 2.04 2.16 Workforce Employees 6,364 5,957 Contractors 16,720 16,153 Attributable production (koz) 2,399 2,340 All-in costs (AIC) (US$/eq-oz) 1,320 1,297 Adjusted free cash-flow (US$m)1 431 463 Gold Mineral Resources (Moz)2 42.30 44.10 Gold Mineral Reserves (Moz)3 46.10 47.40 Carbon emissions (kt CO2e) 2,279 2,256 Gender diversity (% of total) 23 22 The Group at a glance Contribution to Group attributable production 44%32% 13% 11% Australia South Africa Ghana Americas

IAR 7 OUR BUSINESS 2022 Performance 1 Cash-flow from operating activities less net capital expenditure, environmental payments, lease payment and redemption of Asanko preference shares 2 Attributable, Measured, Indicated and Inferred Gold Mineral Resources (excluding Mineral Reserves), excluding Asanko 3 Attributable Proved and Probable Gold Mineral Reserves, excluding Asanko 4 Cash-flow from operating activities less net capital expenditure, environmental payments and lease payment from the eight mining operations 5 Excludes 45% of Asanko 6 Includes 45% of Asanko Mine: Cerro Corona in Peru – copper, gold (open-pit mine) Project: Salares Norte in Chile – gold, silver deposit Safety (TRIFR) (Cerro Corona) 0.29 Workforce Employees 828 Contractors 6,531 Attributable gold-eq production (koz) 259 AIC (US$/eq-oz) 998 Adjusted free cash-flow (US$m)4 76 Gold Mineral Resources (Moz)2 0.91 Gold Mineral Reserves (Moz)3 4.33 Carbon emissions (kt CO2e) 106 Gender diversity (% of total) 26 AMERICAS AUSTRALIA Mines: St Ives, Granny Smith, Agnew and Gruyere (50/50 JV) (open-pit and underground mines) Safety (TRIFR) 5.80 Fatality 1 Workforce Employees 1,866 Contractors 1,881 Attributable production (koz) 1,061 AIC (US$/oz) 1,150 Adjusted free cash-flow (US$m)4 431 Gold Mineral Resources (Moz)2 8.71 Gold Mineral Reserves (Moz)3 7.97 Carbon emissions (kt CO2e) 819 Gender diversity (% of total) 22 GHANA Mines: Tarkwa, Damang and Asanko (50/50 JV) in Ghana (open-pit mines) Safety (TRIFR)5 0.20 Workforce5 Employees 1,054 Contractors 5,981 Attributable production (koz)5 762 AIC (US$/oz)5 1,220 Adjusted free cash-flow (US$m)4,6 219 Gold Mineral Resources (Moz)2 6.39 Gold Mineral Reserves (Moz)3 5.16 Carbon emissions (kt CO2e) 801 Gender diversity (% of total) 11 For more information refer to p44 For more information refer to p43 Mine: South Deep (underground mine) Safety (TRIFR) 3.27 Workforce Employees 2,495 Contractors 2,385 Attributable production (koz) 316 AIC (US$/oz) 1,356 Adjusted free cash-flow (US$m)4 129 Gold Mineral Resources (Moz)2 26.19 Gold Mineral Reserves (Moz)3 28.68 Carbon emissions (kt CO2e) 553 Gender diversity (% of total) 27 SOUTH AFRICA For more information refer to p46 For more information refer to p45

Gold Fields Integrated Annual Report 2022 IAR 8 Our business model Our diversified portfolio (with nine mines and one project in five countries) creates value through: INPUTS (The resources we rely on) BUSINESS PROCESSES (How we create value) HUMAN CAPITAL (p34) Our employees and contractors drive our strategy through their skills, expertise and commitment to entrenching our culture. &#9;z 6,364 employees (2021: 5,957) &#9;z 16,720 contractors (2021: 16,153) &#9;z US$9.0m spent on training and development (2021: US$8.3m) • Attracting, developing and retaining top skills in a highly competitive environment • Sourcing and developing the right skills from our host communities • Increasing workforce diversity and inclusivity • Maintaining a strong health and safety culture • Inclusion of mental and psychological wellbeing in our definition of zero harm NATURAL CAPITAL (p72) We rely on access to land to extract gold and copper resources, and on water security and reliable energy supply for our mining and processing activities. &#9;z 46.1Moz attributable Mineral Reserves (2021: 47.4Moz) &#9;z 42.3Moz attributable Mineral Resources excluding Mineral Reserves (EMR) (2021: 44.1Moz) &#9;z 14.1PJ energy consumed (2021: 13.9PJ) &#9;z 18.3GL water withdrawn (2021: 18.5GL) • Mitigating our contribution to and the impact of climate change on our operations and host communities • Operating in water-stressed regions • Securing a steady power supply and managing the increased cost of energy • Replacing depleted Mineral Reserves SOCIAL AND RELATIONSHIP CAPITAL (p55) The quality of our stakeholder relationships supports the sustainability and licence to operate of our business. &#9;z US$21m invested in socio-economic development (SED) programmes and projects in our host communities (2021: US$16m) &#9;z 2,336 stakeholder engagements with our host communities, capital providers and governments (2021: 2,350) &#9;z 87% of our employees are from our countries of operation and 97% of all goods and services are procured in-country • Addressing the trust gap between governments, communities and mining companies • Skills constraints in host communities as we seek to source employees from these communities • Access to water is shared with neighbouring communities • Pressures on companies to address major societal issues • Constraints in local government capacity and resources in emerging countries FINANCIAL CAPITAL (p42) Banks, shareholders and bondholders provide our financial capital, which enables us to create value across all capitals. • US$4,340m total equity (2021: US$4,130m) • US$1,069m capital expenditure (excluding Asanko) (2021: US$1,089m) • US$431m adjusted free cash-flow generated (2021: US$463m) • Managing the impact of market sentiment and geopolitical developments on key cost drivers • Investing in our mines to extend their longevity MANUFACTURED CAPITAL (p81) Our investment in machinery, equipment, technology and ICT infrastructure enable us to deliver our products. • Nine operating mines (including our Asanko JV) and one project • US$656m sustaining capital and US$413m growth capital (2021: US$576m; US$513m) • Maintaining and monitoring ageing infrastructure at our older mines • Modernising and digitising our mines while reducing costs • Ensuring our people are equipped to work in an increasingly automated and digitised work environment INTELLECTUAL CAPITAL (p41) Our people and partners’ intellectual input informs our strategic objectives, drives innovation and efficiencies and supports risk management. • US$1,411 per employee invested in training (2021: US$1,397) • Modernisation plan stretching over three horizons • Group-wide job architecture detailing knowledge, skills, qualifications, behavioural and technical competencies required for all roles • Developing the right talent to meet the needs of an increasingly mechanised, modernising and automated mining industry • Reskilling the existing workforce to ensure we can retain their experience and knowledge • Review of culture to strengthen workforce diversity and inclusivity Resource constraints EXPLORATION Our near-mine and selected greenfields exploration, in partnership with junior miners, focuses on resource extension to enhance the long-term sustainability of our portfolio DEVELOPMENT We invest in the development of projects that, once brought to fruition, will improve the cost and production profile of our portfolio PROCESSING We generate additional value through the physical and chemical processing of ore, which results in semi-pure gold dor&eacute; and copper-gold concentrate. The dor&eacute; is externally refined into gold bullion MINING We extract gold and copper-bearing ore from open-pit and underground mines through mechanised processes in Australia, South Africa, Ghana and Peru – either by our own teams or by contractors MINE CLOSURE We seek to responsibly manage mine closure and optimise our closure liabilities through integrated closure planning and progressive rehabilitation. Post-closure social and economic sustainability requires consultation with and investment in impacted communities during the life-of-mine

IAR 9 OUR BUSINESS Positive outcomes Negative outcomes OUTPUTS (What we produce) OUTCOMES (The value we create, preserve or erode) 2.40Moz  attributable gold- equivalent production (2021: 2.34Moz) (p42) 27kt  attributable copper production (2021: 25.9kt) (p49) 205Mt mining waste produced (p49) 1.7Mt Scope 1 and 2 CO2e emissions (p75) Maximise the potential from our current assets through people and innovationPillar 1 Build on our leading commitment to ESG   Zero Level 3 – 5 environmental incidents for the fourth consecutive year   Recycled 75% of water withdrawn and reduced our freshwater intake by 41% against a 2018 baseline   12th successive Top 5 mining ranking in DJSI   Achieved an A- score in the CDP’s Water Disclosure Project   Continued membership of Bloomberg Gender- Equality Index 2.3Mt Scope 1 – 3 CO2e emissions 205Mt of total material moved   All mines implemented at least 88% of their progressive rehabilitation plans 92 community grievances (84% resolved during 2022)   South Deep’s and Gruyere’s newly constructed solar plants commissioned   52% of workforce employed from our host communities   31% (or US$748m) of total procurement costs spent with host community enterprises   US$913m in host community value creation   US695m paid to governments in taxes and royalties 2 ZERO HUNGER 6 CLEAN WATER AND SANITATION 8 ECONOMIC HEALTH 12 RESPONSIBLE CONSUMPTION Pillar 2 Grow the value and quality of our portfolio of assets   US$565m in gross mining closure liabilities   US$230m spent on Salares Norte project capital   Invested US$107m in near-mine exploration (including Salares Norte) Mineral Reserves down 3% post-depletion   South Deep’s successful ramp-up to 328koz Yamana Gold acquisition terminated   Investment in junior miners to expand greenfields exploration 8 ECONOMIC HEALTH 9 INDUSTRY, INNOVATION AND INFRASTRUCTURE Pillar 3   Continued investment in South Deep, South Africa’s largest bulk, mechanised, underground gold mine   Increased use of real-time data to enable decisions that facilitate safer and more productive mines   Increased use of remote mining that takes people away from potentially dangerous operations   US$468m paid in salaries and benefits One fatal incident Two new cases of Silicosis submitted to health authorities Five serious injuries   23% of our total workforce are women, including women in leadership (2021: 22%)   US$855m in adjusted free cash-flow from operations   US$411m paid in interest and dividends 3% rise in AIC, largely due to Salares Norte capex and mining cost inflation   Net debt decreased to US$704m   JSE share price up 1%; NYSE share price down 6%   Received US$300m break fee from Yamana Gold   Total dividend of R7.45/share 3 GOOD HEALTH AND WELLBEING 7 AFFORDABLE AND CLEAN ENERGY 9 INDUSTRY, INNOVATION AND INFRASTRUCTURE

Gold Fields Integrated Annual Report 2022 IAR 10 Our 2022 materiality analysis involved: &#9;z Reviewing the organisational context, activities and key stakeholders for 2022 &#9;z Reviewing Gold Fields’ risks and impacts on people and the environment, their significance and our response through our established enterprise-wide risk management, business management and sustainability management processes &#9;z Considering the 2022 priority initiatives to deliver our vision, purpose and strategy, particularly the development of the Gold Fields culture, leadership and talent development and our decarbonisation work &#9;z Considering outcomes from our stakeholder reputation baseline survey and related stakeholder engagement plans To support our revised materiality analysis and disclosure, we started revising our public disclosures on the management of material issues, supported by our suite of sustainability reporting. Given the changes to the sustainability reporting landscape – as well as emerging or proposed ESG- related reporting standards, guidelines and frameworks – we will include an inclusive, double-materiality analysis in our next assessment cycle. This means we will not only report the impact our operations have on stakeholders, but also their impact on Gold Fields and its operations. We categorise our material matters as environmental, social or economic and governance matters for this materiality analysis cycle. While our 2022 material matters have not changed significantly, some have become increasingly important or been updated to reflect our evolving management approach: &#9;z Covid 19-is no longer the most material matter to our business &#9;z Social and stakeholder matters are becoming more important &#9;z Safety, health and wellbeing now includes psychological safety &#9;z Our diversity, equity and inclusion focus includes elements of human capital, labour practices and respectful workplace initiatives as part of our culture development &#9;z Decarbonisation (previously carbon management) is now a standalone material topic &#9;z Social and geopolitical risks became more important &#9;z Human rights remain material and is represented as cross-cutting in ESG-related material matters &#9;z Biodiversity is expanded to include nature The graphic below outlines our materiality analysis as at end-2022. Material matters Our materiality analysis identifies the significant economic and ESG factors that could substantively influence our capital providers’ and other stakeholders’ decisions about Gold Fields’ ability to deliver on its strategic objectives and create value over the short, medium and long term. This informs the Group’s business plans and strategies, as well as our sustainability reporting approach. We review and update our GRI-aligned materiality analysis annually, which informs and is informed by: &#9;z Our purpose to create enduring value beyond mining &#9;z Our strategy and leading commitment to ESG practices &#9;z Our ESG risk assessment which forms part of our enterprise-wide risk management processes We concluded a three-year materiality analysis cycle in 2021 and planned to initiate a new 2022-and-beyond cycle this year. This was suspended when we announced our intention to acquire Yamana Gold, a transaction we ultimately terminated. Instead, we extended our existing cycle by a year and reviewed and updated our materiality analysis and related material topics for 2022. We, therefore, did not undertake a materiality- related stakeholder engagement process in 2022. MATERIAL TOPICS Environment Social Economic and governance 2022 GRAPHIC MATERIALITY ANALYSIS M AT ER IA L TO S TA KE H O LD ER S MATERIAL TO GOLD FIELDS Stakeholder engagement and relations Human capital Labour practices Covid-19 Indigenous Peoples Culture and heritage Health, safety, wellbeing Shared Value Creation: Direct and indirect socio-economic benefits Environmental stewardship Environmental compliance Water stewardship Decarbonisation Climate risk and adaptation Energy and carbon management Tailings management Social and geopolitical risk Nature Board governance Procurement practices Materials stewardship and supply chain Corporate governance Human rights M or e Le ss MoreLess

IAR 11 OUR BUSINESS Risks and opportunities Gold Fields’ approach to enterprise risk management (ERM) is based on the requirements of King IV Report on Corporate Governance for South Africa 2016 (King IVTM)1, the South African Corporate Governance Code of Conduct and ISO 31000, the international guideline on risk management. The Group also subscribes to the risk management requirements of the ICMM’s 10 Principles. Gold Fields’ ERM process comprises the following three pillars, which are deployed intuitively and form part of our day-to-day operations: Strategic risk management: Developing and integrating sound, sustainable business controls that reduce the Company’s exposure to material risks to an acceptable level, ensuring business and strategic objectives are achieved Operational risk management: Continuously identifying, quantifying and mitigating operational risks to create a safe, healthy and efficient business environment and reduce business disruptions to achieve operational targets Catastrophic risk management: Identifying potential disastrous events that may cause loss of life, extensive damage to infrastructure and prolonged production losses; implementing mitigating actions, strategies and policies to prevent or reduce the risk effect by strengthening resilience to absorb or reduce losses Risk management is integrated into all our business processes. Leadership teams at corporate, regional and mine level conduct formal quarterly risk management reviews, assessing risks to the business and tracking and monitoring progress against mitigating actions. These reviews are then presented to the Board’s Risk Committee twice a year for verification. As a global company, we continue to be shaped by the external dynamics of the regions where we operate. We discuss the impact of longer-term, emerging global trends in general and on Gold Fields on p15. RISK APPETITE AND TOLERANCE Understanding the relationship between our strategy and our approach to evaluating risks as a basis for setting Risk Appetite and Tolerance (RA&T) is crucial. Firstly, RA&T does not relate to the risk itself, but rather the consequences of such a risk – this distinction is important to establish a practical set of RA&T positions. We use our strategic objectives as a starting point, the achievement of which is critical for setting our RA&T levels. It follows that the consequences of the risks we are exposed to can create a variance from where we aim to be in terms of our strategic objectives. The level of variance we are willing to accept without making significant changes to the strategic objective sets the variance point for our risk appetite, while the level of variance we can accept in each of our top strategic risks before we need to review our risk treatment plans determines our tolerance position. To support the achievement of strategic objectives and business plans, and to monitor tolerance positions, Gold Fields has a comprehensive monthly and quarterly business review process in place. Performance is monitored and shortcomings are addressed swiftly and effectively. A colour-coding system is used during presentations to alert executives if targets are being achieved, and enables discussions around remediation measures. Shortly after the quarterly business reviews are concluded, the Board conducts quarterly governance and oversight meetings, as part of its annual Board cycle, during which significant aspects of the business are comprehensively questioned and reviewed. Any misalignment with Company objectives or good corporate governance is discussed and remedial action requested. This is in line with our formal Approval Framework, which strictly defines decision parameters and risk tolerance. 1 Copyright and trademarks are owned by the Institute of Directors in South Africa NPC and all of its rights are reserved For a more detailed assessment on how we determine our risks and materiality, see www.goldfields.com/risk-materiality.php Remote control operator at the South Deep mine in South Africa

Gold Fields Integrated Annual Report 2022 IAR 12 Top 15 Group risks in 2022 PROBABILITY SE V ER IT Y Risks and opportunities continued 1 2 5 6 7 8 9 10 11 12 13 14 15 3 4 RISKS AND OPPORTUNITIES MITIGATING STRATEGIES (2021: 1) Gold/currencies Volatility of the gold price and currency exchange rate We design our business plans based on a conservative gold price and set free cash-flow targets for our operations. This is reinforced by our new strategy, which stresses asset optimisation as well as growth. We monitor these plans through monthly and quarterly cost, capital and production reviews, during which we discuss and implement remedial actions, if required. We only use foreign exchange, oil or metal price hedges in line with our hedging policy. (2021: 3) Inflation/mining costs Rising mining costs All our operations have business, productivity and cost improvement processes and programmes in place. These are supported by our Innovation and Technology Strategy to reduce costs and enhance revenue generation. We conduct monthly and quarterly business cost and capital reviews to ensure spending remains in line with plans. Our mines provide cost guidance to the market at the beginning of each financial year. (2021: 6) Salares Norte Delays and cost overruns relating to the Salares Norte project During 2022, the Salares Norte project was hampered by the continued impact of Covid-19 and severe weather, exacerbated by the serious skills shortages in the Chilean mining sector. The latter resulted in a suboptimal performance by the main contractor. As such, Gold Fields delayed first gold production to Q4 2023, resulting in additional costs and a revised Group production guidance. Further delays would require a revision in the longer-term guidance and undermine management’s credibility. (2021: 2) Political risk/ resource nationalism Resource nationalism, regulatory uncertainty and government imposts, including the Ghanaian economic and fiscal crisis, political uncertainty in Peru and Chile, and South Africa’s poor economic performance Our regional management teams seek to regularly engage with relevant government authorities to ensure compliance with investment agreements, where they are in place. Further engagement is undertaken through the countries’ mining associations, where we work with our peers. More recently, we strengthened government engagement through annually updated government action plans, which are informed by independent country risk assessments. As a last resort, we review our legal options, particularly in terms of adherence to investment agreements – during late 2022 and early 2023, this particularly included the Development Agreement we have with the government of Ghana. (2021: 4) Mineral Resources and Mineral Reserves Failure to replace Mineral Resources and Mineral Reserves beyond mine depletion We continue to evaluate value-accretive opportunities to expand our business, including acquisitions, disposals, JVs, new mine builds and other strategic projects. Our regions have comprehensive near-mine exploration programmes in place, and we monitor our performance against these programmes during our quarterly business reviews. For most of the past few years our Australian mines have replaced depleted Mineral Reserves and more. 1 2 3 4 5

IAR 13 OUR BUSINESS RISKS AND OPPORTUNITIES MITIGATING STRATEGIES (2021: 5) Skills Challenges in attracting and retaining top-level, diverse talent and skills Our business depends on fit-for-purpose human resource structures to meet operational requirements and enable a more diverse and inclusive workforce. We provide competitive and incentive-focused remuneration packages, flexible benefits along with flexible work options, where possible, to attract and retain in-demand skills. Our approach focuses on talent and development strategies and driving the right culture, and is designed to retain top talent. (2021: 7) Safety Our employees’ safety, health and wellbeing, including occupational illnesses Our employees’ safety, health and wellbeing are paramount. This drives us to continually review and upgrade our safety systems, programmes and culture. Our employees and contractors are regularly trained in industry-leading safety programmes such as Courageous Safety Leadership and Visible Felt Leadership. All operations are recertified to ISO 45001, the international occupational health and safety standard. (2021: 15) ESG ESG-related stakeholder expectations and activism In December 2021, the Board approved our new strategy, which included ESG as one of its three key pillars, along with comprehensive 2030 ESG targets. To ensure the targets are achievable, we worked extensively with our operations, including setting capital budgets. We report annually on our progress in achieving these targets. We also review our ESG programmes annually. This strengthened commitment builds on our leadership position and strong reputation in ESG. (new risk) Leadership Leadership transitions at executive level Following the resignation of Gold Fields’ CEO, announced on 13 December 2022, Martin Preece was appointed as Interim CEO. He has been integrally involved in Group-wide decisions, including strategy. The process to appoint a permanent CEO is well under way and overseen by the Board. A replacement for one of the four Executive Vice Presidents (EVPs) who resigned has been appointed and acting managers have been appointed for two of the others. The recruitment process to find permanent replacements continues. Gold Fields has a sound succession planning process in place as part of a recruitment processes to find suitably experienced candidates. Our regional operating model and strong operational management ensured operations continued to perform well. (2021: 11) Social licence Loss of social licence to operate and ability to create stakeholder value We continue to strengthen our relationships with host communities by engaging with and investing in them (including employment and procurement). We are developing flagship community programmes in each of our regions to have a lasting impact beyond the life-of-mine. In Australia, we are implementing an Aboriginal Engagement Strategy to guide relations with and create opportunities for Indigenous Peoples at our mines. (2021: 8) Climate change Failure to implement climate change mitigation and adaptation measures We are implementing an extensive Decarbonisation Strategy, with two major renewables plants commissioned in 2022. We continue to enhance our operations’ resilience by rolling out energy efficiency initiatives, carrying out further renewables assessments and trialling zero and low- emissions vehicles. Given the growing impact of rising global temperatures and extreme weather events, we are conducting an in-depth assessment of the climate change vulnerability risk of all tailings storage and water storage facilities. (2021: 10) Cybercrime Cybercrime and loss of information and communication technology (ICT) data We continue to protect operational technology to decrease disruptions and ensure business continuity. Due to the dramatic global increase in cybercrime, we implemented a Group-wide software platform to protect critical infrastructure. All our mines and offices, except our Chilean operations, are ISO 27001 certified. (2021: 12) Water security Water pollution, security and reduction in freshwater consumption All our operations are ISO 14001-certified, which requires sound water management and disclosure. In 2021, we developed and integrated three-year regional water management plans across our operations. Our regions met their targets for water recycling, reuse and conservation, and are on track to meet the 2030 targets. (2021: 9) South Deep Failure to maintain performance momentum and alignment with the build-up plan South Deep exceeded its business plan of 10,000kg (322koz) of gold in 2022. The South Deep team continues to implement its management systems, driving disciplined execution of the mine’s plans, and business improvement initiatives across the value chain. We measure the mine’s performance against agreed targets and milestones monthly and report quarterly to the Corporate Office and Board. (2021: 13) Covid-19 The impact of Covid-19 on our employees, communities and business plan Our mines adhere to country-specific regulations, government decrees and protocols. We assisted governments to secure vaccines for our workforce and provided infrastructure and know-how for the roll-out of vaccination plans. Furthermore, we circulate hygiene awareness campaigns and screen, test and monitor our employees. 6 7 8 9 10 11 12 13 14 15

Gold Fields Integrated Annual Report 2022 IAR 14 Catastrophic risks Catastrophic risks are defined as those that could lead to disastrous events that could lead to loss of lives and injuries, severely impact our reputation and undermine the viability of our business. Every quarter, we review catastrophic risks that could potentially occur at our mines and projects to ensure the necessary controls are in place to manage these risks. Where appropriate, we introduce additional mitigating controls reviewed by subject-matter experts to further reduce the risks and safeguard our employees, communities, environment and reputation. Along with our Critical Control Management programme, we continuously look at new technology and innovation in an attempt to “engineer out” catastrophic risks. RISKS MITIGATING STRATEGIES TSF failure Catastrophic TSF embankment failure Our sites comply with the Group’s Tailings Storage Facilities (TSF) Management Policy and Tailings Management Standard, which is based on the Global Industry Standard on Tailings Management (GISTM). Our combined assurance approach is bolstered by the annual Independent Geotechnical and Tailings Review Board reviews at Cerro Corona (Peru) and Tarkwa (Ghana) – our two TSFs with “extreme” or “very high” GISTM consequence category ratings. We are implementing the GISTM in accordance with ICMM targets. Independent parties conduct external audits on our active TSFs every three years. Geotechnical Significant pit wall slope or underground failure The Geotechnical Review Board – which consists of independent and internal industry experts – continued its work at South Deep for all major projects, at the Australian underground operations when necessary, and for all pit cutbacks at our other operations in Australia, Ghana and Peru (for more details see p46). Flooding Major incident causing loss of life and property damage Gold Fields’ mines are designed to consider probable precipitation and flood modelling to ensure mitigation measures are incorporated. Flooding and associated risks form part of the ICMM’s Critical Control Management programme, and control measures are audited internally and verified by independent parties. Independent consultants carried out indicative climate change risks and vulnerability assessments in 2021. More comprehensive assessments were carried out at Cerro Corona and Tarkwa in 2022 to quantitively assess the physical climate change risk and support internal guidelines and standards. This work supports our efforts to conform to the GISTM. Transportation Major incident while transporting employees by air or bus, or hazardous material When feasible, we avoid entire teams travelling together by dividing employees between flights. We only use reputable and accredited airline companies, and, when chartered flights are necessary, we ensure companies are accredited by civil aviation authorities. We reduce air travel and our carbon footprint through our regionalised model and technology (such as video conferencing). When we transport employees on buses, we follow a rigorous selection process to award transport contracts. We also apply strict transportation standards, including inspection and maintenance, and continually seek to implement new technology to protect our employees against accidents. Following the unfortunate spate of explosions last year, we undertook comprehensive risk assessments and explosion audits at all our mines to ensure they comply with the relevant transportation standards. Fire and explosion Major incident causing loss of life and property damage All our operations implement and adhere to mandatory codes of practice and mine standards for fire prevention and flammable gas explosions. As part of our Critical Control Management programme, we regularly implement and verify our controls for fires and explosions. Automatic fire detection and suppression systems are on planned maintenance schedules and are checked at predetermined intervals. It is compulsory to use self-contained self-rescuers at all our underground operations. In 2022, independent fire engineers conducted in-depth fire and explosion audits to assess our level of compliance with global best practice and develop remediation plans where necessary. Ezulwini and Cooke 3, 2 and 1 Impact of Ezulwini and Cooke 3, 2 and 1 rewatering on South Deep The reinforced concrete water plugs between South Deep and the Sibanye-Stillwater-managed Ezulwini mine (previously Cooke 4) undergo robust inspections, regularly planned maintenance and a condition-monitoring programme to ensure their integrity. There is a legal process for Ezulwini‘s closure under way, in which we participate as an interested party backed by a robust legal strategy. South Deep is also seeking to work with Ezulwini to find alternative solutions to use the mine water in a safe and sustainable way. Infrastructure Material damage to assets or infrastructure We have planned maintenance systems for all our fixed infrastructure, machinery and equipment. Third-party specialists and original equipment manufacturers support these systems through condition monitoring. Shafts at South Deep are operated by skilled and experienced personnel and are subject to robust operating standards and procedures, regulatory examinations and compliance audits. We conduct in-depth structural inspections using third-party specialists and, where necessary, we remediate. We keep critical spares and contingency plans updated to ensure rapid recovery in case of a breakdown. 1 2 3 4 5 6 7

IAR 15 OUR BUSINESS Emerging global trends We continue to be shaped by the external dynamics in the regions where we operate. We closely observe these longer-term strategic and emerging risks – prioritising them as needed, including them in strategic planning reviews, and adjusting mitigating actions accordingly to protect the sustainability of our business. In addition to Group, regional and catastrophic risks, we have a process in place to identify and manage emerging risks. The potential impact of emerging risks is not clear at present but could develop and materialise over time to become one of our strategic risks. In turn, this may have a significant impact on financial strength and the Group’s reputation. Typically, we look at a time horizon of five years, however, some emerging risks to the business could have a longer-term time horizon – 10 years, for example. The emerging risks are inextricably linked to the three pillars of our strategy. Each risk has a comprehensive risk- mitigating plan in place, which is monitored on an ongoing basis during quarterly reviews by executive management and the Board. Emerging risks are particularly important in the context of our strategic planning. Accordingly, we identify the business implications of emerging risks on strategic plans. For 2022, we identified specific emerging risks emanating, provided more detail and a deeper understanding of the potential impacts, and how we are mitigating these impacts. Emerging risks for this year centre around two of our primary strategic risks – namely, climate change and resource nationalism. EMERGING RISK IMPACTS RISK MITIGATION Not achieving 2030 ESG targets and our 2050 net-zero emission target Achieving the above targets depends on new technology, some of which is still being trialled or has not yet been developed. Most new technology that would enable us to achieve our targets is not commercially viable. The cost of implementing new technology is high, while the adoption of new technology depends on our ability to fund it on a sustainable basis. Not meeting our targets could: &#9;z Increase stakeholder activism &#9;z Undermine management’s reputation &#9;z Escalate the cost of adaption and implementation &#9;z Undermine our reputation among the wider public and potential job applicants &#9;z Adversely impact the environment &#9;z Expose Gold Fields to increased litigation risk &#9;z New technology trials &#9;z Collaborating with industry peers and specialist firms &#9;z Taking part in the ICMM’s Initiative for Cleaner Safer Vehicles &#9;z Having a quick-follower approach to adopting new technologies &#9;z Rolling out renewable electricity at all our operations &#9;z Keeping stakeholders updated with regular and transparent disclosures Cost and access to insurance The number of catastrophic events is increasing annually, and the severity of damage is worsening. The three catastrophic TSF failures in Canada and Brazil between 2015 and 2018 made insurance for tailings facilities either not available, more restrictive and significantly more expensive. The severity of flooding events is also increasing due to higher levels of rainfall, while extended droughts and higher average temperatures lead to more severe fires. &#9;z Increased restricted access to insurance instruments &#9;z Increased cost of insurance, restricted coverage and more onerous conditions &#9;z Greater cost of preventative measures &#9;z Engaging with our insurers regularly and transparently &#9;z Implementing the GISTM compliance programme &#9;z Implement findings from independent risk assessment &#9;z Regularly assess climate change risk for our operations &#9;z Reviewing infrastructure design criteria and flood level parameters Increased political risks in Ghana, Peru and Chile Part of our strategy is operating and investing in assets in mining-friendly destinations. Traditionally, this was the case for Peru, Chile and Ghana, but over the past three years, the risk of doing business in these jurisdictions has increased. Calls for constitutional reforms started in Chile and have now spread to Peru. While these have had a limited impact to date, that could well change as more interventionist policies get adopted. In Ghana, a recent economic crisis resulted in the government seeking increased tax revenues and greater domestic sales of gold. Clauses under our Development Agreement with the governments are also under threat. &#9;z Unstable governments leading to political instability and social unrest &#9;z Impairments and lower margins for our operations &#9;z Increased tax and other levy payments &#9;z Undermining our investment agreements in the country &#9;z Investor uncertainty reflecting in a lower share price &#9;z Engaging with the government directly, through the Chamber of Mines and other representative bodies &#9;z Conducting independent country risk assessments and obtaining advice from third parties &#9;z Implementing communications processes to highlight the Gold Fields’ positive ESG contribution &#9;z Seeking legal recourse, as a last resort

Gold Fields Integrated Annual Report 2022 IAR 16 Top five risks per region in 2022 SOUTH AFRICA AUSTRALIA   SE V ER IT Y PROBABILITY 1 24 3 5 RISK MITIGATING STRATEGIES 1 Skills Key personnel turnover and its impact on operational performance The region benchmarked salaries to ensure 2022 increases were market related. It is also implementing a retention scheme for 2022 and 2023 and awarded a site-based allowance. The Australian team reviewed and improved employee development programmes and strengthened retention strategies for core skills. At a leadership level, quarterly talent discussions are held, with adjustments for critical roles. To improve work-life balance, the region introduced flexible working arrangements. The region also increased the number of graduates recruited. 2 Life-of-mine Mineral Reserve life at our Australian mines The mines have significant near-mine exploration programmes in place, with the necessary employees and budget to delineate more Mineral Reserves. The team is investigating the potential acquisition of new ground or targets, and it continues optimising its exploration process efficiency to ensure spending remains in line with an eight to 10-year minimum life-of-mine. 3 Safety and health Ongoing safety performance All sites are revising the Vital Behaviours programme, and the region facilitated Courageous Safety Leadership training for all employees (with a refresher course this past year). Contractor management processes were reviewed, and additional focus was placed on critical control management in line with the Catastrophic Risk Management programme. Senior leadership teams are prioritising the findings from fire and explosion audits on all operations to develop remedial action plans over the next five years. 4 Mining input costs Increased competition for resources and services due to the Western Australian mining boom A key control is focusing on business improvement processes and equipping employees with the skills to identify and implement optimisation programmes. Controls also extend to focusing on key contracts and relationships with business partners, as well as reviewing key commodity costs. 5 Operational plans Adherence to our approved operational plans Controls include a structured weekly meeting for all sites, followed by monthly and quarterly reviews with the Executive Committee. The region initiated business process reviews to understand where it can enhance adherence to operational plans and mitigate deviation risks. It also continues focusing on business improvement programmes to optimise efficiencies and reduce costs. RISK MITIGATING STRATEGIES 1 Safety, health and wellbeing Safety and health of our employees Over the past year, South Deep made steady progress to deliver improved health and safety performances by committing to zero harm. We are particularly encouraged with the progress made on our leading safety and health indicators, which suggests that many of the behaviours and people interventions are starting to positively influence our safety outcomes and culture. These interventions seek to ensure employees understand the role they play in preventing material unwanted events and, ultimately, eliminating serious injuries and fatalities. There is a concerted effort to ensure zero harm encapsulates both the physical and psychological wellbeing of our employees. 2 Escalating mining inflation The impact of rising costs on operations and margins The team manages business and cost performance through routine management reviews and focuses on opportunities to improve efficiencies by eliminating waste and driving productivity. By improving unit costs, the mine has been able to absorb some of the inflationary pressures witnessed over the past two years. The ability to continue doing so will be directly linked to automation and business modernisation strategies. 3 Social unrest Heightened community expectations South Deep finalised its 2018 – 2022 Social and Labour Plan this year. It met all its obligations, except for two projects still being implemented with social partners. Extensive engagements have taken place with regulators to ensure the new Social and Labour Plan (2023 – 2027) continues to focus on key social needs in our host communities. This includes an emphasis on skills development, local enterprise and supplier development and building institutional capacity to ensure service delivery. The team also works to increase engagement and visibility in host communities. 4 Operational delivery Achievement of the business plan and production ramp-up South Deep has continuously improved its operational and financial performance, generating positive cash-flows for the fourth consecutive year. The team is implementing operational efficiency and asset optimisation initiatives to drive business plan execution. An updated business process framework aims to further improve business process efficiency and stability across the value chain. 5 Electricity and water supply Irregular water and electricity supply by public utilities The new 50MW solar plant was successfully commissioned in H2 2022 and will provide 24% of the mine’s total electricity demand. To become less reliant on potable water supply from the local utility supplier, Rand Water Board, South Deep established its own underground water treatment plant while exploring other methods to further reduce reliance. SE V ER IT Y PROBABILITY 1 2 4 35

IAR 17 OUR BUSINESS AMERICAS  GHANA SE V ER IT Y PROBABILITY 12 4 35 SE V ER IT Y PROBABILITY 1 2 4 3 5 RISK MITIGATING STRATEGIES 1 Salares Norte Delays to the construction of the project and mining schedule During 2022, the Salares Norte project was hampered by the impacts of Covid-19, which caused serious skills shortages and resulted in suboptimal performance by the main contractor. We are working with our contractors to ensure that the mine will start production in Q4 2023. The delays have adversely impacted Group cost and production guidance. 2 Life-of-mine Life-of-mine extension at Cerro Corona Accelerated mining and stockpiling to facilitate early in-pit tailings is on track, complemented by low-grade stocks to reduce the risk of ore availability. The team is driving further work to extend the life-of-mine beyond 2030, with ongoing support from Corporate Technical Services. 3 Gold/copper Gold and copper prices and exchange rate volatility The region has a robust and mature monthly and quarterly business performance monitoring process in place. When required, adjustments are made to ensure the mine remains profitable amid varying market conditions. All mines have business improvement structures and processes in place. 4 Social licence Local social pressures, conflicts and increased community expectations due to national elections The South American team proactively builds community and stakeholder relationships through meaningful engagement. There is a stringent follow-up and feedback process in place to ensure the integrity of all community commitments. Government authorities at national and regional levels are involved in community projects where feasible. 5 Cyberattacks There have been several attacks on corporations in the Americas in the past five years The South American team (in coordination with the Group) is implementing antimalware tools on all computers and servers. It also runs network analytics to detect any suspicious activity and ensures secure internet access by banning risky websites. Employees use a VPN with double-factor authentication for remote access. The team is implementing a back-up and replication strategy, and investigations are escalated through security case management. RISK MITIGATING STRATEGIES 1 Resource nationalism Financial crisis, fiscal and government policy changes eroding the benefits of the Development Agreement Our regional management team seeks regular engagements with the relevant authorities to ensure compliance with our Development Agreement. Further engagement is undertaken through the Ghana Chamber of Mines together with other mining companies. More recently, we have strengthened government engagement through our Government Action Plan and regularly commission consultancies to conduct independent country/investment risk assessments. As a last resort, we review our legal options, particularly in terms of adherence to the Development Agreement. 2 Inflation Inflationary pressures and rising mining costs The Ghanaian operations all have business, productivity and cost improvement processes and programmes in place. These are supported by business improvement and innovation and technology strategies to reduce costs and increase revenue. The regions conduct monthly and quarterly business cost and capital reviews to ensure spending remains in line with plans. 3 Delivery by mining contractors Challenges with local mining contractors in Ghana We work closely with the two Ghanaian mining contractors at Tarkwa and Damang to ensure they meet their contractual obligations and remain financially sound. This has required contract renegotiations and bringing in original equipment manufacturers to provide technical assistance for fleet maintenance, as well as financial support to provide debt relief and to procure additional fleet. 4 Damang mine Capital reinvestment and geotechnical challenges We have recouped all capital on the Damang Reinvestment project. The Damang team continually monitors grade, volume and cost milestones and strategically manages contractors. The pit wall has been de-risked through continuous implementation of geotechnical recommendations. Longer-term (beyond 2025) life extension project studies and disposal option strategies are ongoing. 5 Mineral reserve extension Mineral Reserve depletion in Ghana  A step-out exploration programme is in place to test for potential life extension at Tarkwa and Damang. The Asanko JV life-of-mine plan is being finalised, which includes recommendations on Gold Fields’ future investment strategy regarding Asanko. The Tarkwa Expansion Project is in pre-feasibility stage.

Underground mining at South Deep in South Africa IAR Gold Fields Integrated Annual Report 202218

Governance and leadership IN THIS SECTION Chairperson’s report  20 Summarised Governance Report  21 Our Board of Directors  22 Our Board committees  24 Key deliberations and decisions  25 Chief Executive Officer’s report  26 GOVERNANCE AND LEADERSHIP IAR 19

Chairperson’s report DEAR STAKEHOLDERS This is my first report as Gold Fields’ Chairperson since I took over from Cheryl Carolus at the Company’s AGM on 1 June 2022. It was an eventful year, characterised by our nine-month takeover bid for Yamana Gold, a transaction we ultimately terminated, and leadership changes within the Company. However, as I reflect on the last year and review Gold Fields’ performance, I am proud to report that the Group started implementing its new strategy, launched in December 2021, throughout 2022 and emerged from the year in a stronger position. We maximised the potential from our current assets through people and innovation during 2022. Once again, Gold Fields met its production and cost guidance – one of the few gold miners that achieved this – while our mines generated almost US$900m in cash. This enabled us to fund growth, pay record dividends to shareholders and reduce net debt to the Company’s lowest level in over a decade. In 2022, management started implementing key programmes to evolve Gold Fields’ culture, which we identified as part of our strategy development. The Board actively supports building a culture of care and respect among our increasingly diverse, inclusive and supportive workforce. Above all, this means keeping our workforce physically and psychologically safe, and, as such, Gold Fields expanded its definition of zero harm to embed our zero-tolerance approach to harassment, bullying and discrimination. The Board commissioned an independent review for employees to share their experiences in this regard, and we will use the feedback from our people to work with management in addressing any shortcomings. We will release the report’s key findings and action programmes in H2 2023. We still have a lot of work to do in all areas of safety. We recorded a fatal incident at our St Ives mine in Australia and five serious injuries during 2022. Subsequent to year-end, we had a fatal incident at our Tarkwa mine in Ghana, and two contractors died after a vehicle accident at the Galiano Gold-managed Asanko JV, also in Ghana. We again express our heartfelt condolences to the families of those affected and commit our teams to continuously strengthen our safety systems, standards and behaviours. Successfully managing ESG issues is intrinsic to Gold Fields’ long-term success, and we continue to build on our leading commitments to ESG. In December 2021, we took a significant step on this journey by committing to a range of 2030 ESG-related targets for our six sustainability priorities. We started implementing the targets in 2022 and are on track to meet them by 2030. Two highlights for Pillar 2 during the year included the launch of two new solar plants and the almost US$1bn in value we created for our host communities. The Yamana Gold transaction sought to address the third pillar of our strategy, namely to grow the value and quality of our portfolio of assets. The Board still believes a successful Yamana Gold bid would have been a composite solution by providing a portfolio of operating mines and a pipeline of longer-term growth or replacement options in favourable jurisdictions. But, in line with the Company’s commitment to financial prudence, the Board decided to walk away from the deal when rival bidders emerged. The net break fee of US$202m (after taxes and costs) was a windfall to shareholders by boosting the final dividend and further reducing the Company’s debt. That we ultimately did not go through with the transaction is certainly not a failure of Gold Fields’ strategy, as some market participants have suggested. Yamana Gold was not the only option Gold Fields considered when assessing future growth options, and our management team continues analysing other alternatives. Where these alternatives involve potential acquisitions, we are more focused on incremental growth at operational level than on transformational, large-scale mergers and acquisitions. “ Gold Fields will explore its growth options from a position of strength, bolstered by high-quality mines and projects, a robust balance sheet and world-class operational management.” Yunus Suleman Gold Fields Integrated Annual Report 2022 IAR 20

This approach is evidenced by our announcement on 16 March 2023 of the proposed JV between our Tarkwa mine in Ghana and the neighbouring Iduapriem mine owned by AngloGold Ashanti, with Gold Fields being the managing operator. If supported by the Ghanaian government, it will create Africa’s largest gold mine, with almost immediate production and financial benefits (see p83). Gold Fields’ portfolio remains strong, and we expect medium-term growth to 2.8Moz by 2025 as Salares Norte starts production and South Deep continues its recent ramp-up. Our Australian mines continuously achieve annual production of 1Moz as they successfully invest in near-mine exploration. We tasked management to explore growth options beyond 2026, after which Group production is set to decline as two of our mines, Damang and Cerro Corona, start to see slowing production. Gold Fields will explore its growth options from a position of strength, bolstered by high-quality mines and projects, a robust balance sheet and world-class operational management. Now I turn to the recent leadership changes at Gold Fields. Five executives departed the Company or announced their resignations in 2022, which has led to some shareholders expressing concerns. I provide the Board’s assurance that strong management and operational teams are in place across the Group, and that the recruitment processes for these roles have been completed or are well advanced. One of the positions has already been filled and capable acting managers have been appointed for the remaining posts until permanent replacements are announced. The Board supports and respects Chris Griffith’s decision to step down as CEO in December 2022. In Martin Preece, appointed with effect from 1 January 2023, we have an Interim CEO who knows the Company and its strategy well, and who has a strong track record of delivery. In conclusion, I would like to express my sincere gratitude to the many colleagues who supported me in my first year as Gold Fields’ Chairperson. Firstly, my thanks go to my fellow directors, many of whom have been on the Board with me for several years. Their support and guidance were invaluable to me, especially over the past few months. I pay tribute once more to Cheryl Carolus, under whose leadership Gold Fields transformed into a successful, global, modern, transparent and ethical company with sustainability at its core. Secondly, I thank the Gold Fields management team. We entrust the team to manage the Company for the benefit of all stakeholders, and they succeeded admirably despite last year’s challenges. I want to particularly thank the departing executives – Chris Griffith, Taryn Leishman, Avishkar Nagaser, Richard Butcher and Brett Mattison for their years, and in some cases decades, of professionalism and commitment. Finally, and most importantly, I want to thank the people of Gold Fields. The fact that we emerged from a challenging year with industry-leading financial and operational results is, first and foremost, a reflection of the quality of the teams we have in place at our mines and in our offices. I thank the 23,000-plus employees and contractors of Gold Fields for ensuring we continue to create enduring value for all our stakeholders. Yunus Suleman Chairperson SUMMARISED GOVERNANCE REPORT We made several material announcements regarding the Board during 2022. Cheryl Carolus resigned as Board Chairperson at the 2022 AGM, after which Yunus Suleman took over to lead the Board. Cristina Bitar was appointed to the Board as non-executive director. Chris Griffith stepped down as CEO and executive director at the end of December 2022, and Martin Preece was appointed Interim CEO while we search for a permanent replacement. While the countries in which we operate are subject to changing social and political trends, we believe our governance structures equip us to protect our social licence to operate and create long-term value for all stakeholders. We comply with all legislation and industry standards relevant to our business and remain committed to upholding the principles of King IV. As set out on p96, we also subscribe to, align with or are a member of several international standards and guidelines. Our King IV application register is included on p18 – 19 of our AFR. The next four pages outline the Board’s structure and directors’ profiles and highlight the key decisions taken during 2022. The full Corporate Governance Report, including the Directors’, Audit Committee and Remuneration Reports, are on p5 – 66 of our AFR. The Board is Gold Fields’ highest governing body. It is responsible for promoting the Company’s vision while upholding sound principles of corporate governance, protecting our employees’ safety and wellbeing and our host communities’ interests, and acting as a responsible corporate citizen. The Board ensures all business decisions and judgements are made with integrity, reasonable care, skill and diligence to maximise stakeholder value in a way that is responsible, sustainable and ethical. The Board comprises a diverse group of directors with the relevant knowledge, expertise, technical experience and business acumen to govern ethically and with honesty, transparency, responsibility, authenticity and impartiality. IAR 21 GOVERNANCE AND LEADERSHIP

Our Board of Directors Our Board met 10 times during 2022, with 99% Board and Board committee attendance (2021: 99%). Below, we list our directors as at end-March 2023. Yunus Suleman (65) Peter Bacchus (54) Steven Reid (67) Martin Preece (58) Paul Schmidt (55) Alhassan Andani (61) Value-adding expertise Value-adding expertise Value-adding expertise Value-adding expertise Value-adding expertise Value-adding expertise CHAIRPERSON BCom, University of KwaZulu-Natal; BCompt (Hons), University of South Africa (UNISA); CA(SA); CD(SA) Appointed to the Board: Director, 2016; Chairperson, 2022 INDEPENDENT NON-EXECUTIVE DIRECTOR MA (Economics), Cambridge University Appointed to the Board: 2016 LEAD INDEPENDENT DIRECTOR BSc (Mineral Engineering), South Australian Institute of Technology; MBA, Trium Global Executive; ICD.D, Institute of Corporate Directors Appointed to the Board: Director, 2016; Lead Independent Director, 2021 INTERIM CEO BTech (Mining), Witwatersrand Technicon; Executive Development Programme, Gordon Institute of Business Science (GIBS); Accelerated Development Programme, London Business School Appointed to the Board: Executive director, 2023; Interim CEO, 2023 CFO BCom, Wits; BCompt (Hons), UNISA; CA(SA) Appointed to the Board: Executive director, 2009; CFO, 2009 INDEPENDENT NON-EXECUTIVE DIRECTOR MA (Banking and Finance), Finafrica Institute in Italy; BSc (Agriculture), University of Ghana Appointed to the Board: 2016 • Auditing • Financial accounting • Governance and compliance • Risk management • Compliance and ethics • Investment banking • Financing • Mergers and acquisitions • ESG/decarbonisation • Mining engineering • Risk management • Compensation management • Governance and compliance • Mining • Engineering • Management • Finance • Mining • Management • Debt management • Investment and corporate banking • Executive leadership • Agriculture • Mining Development (social, infrastructure and training) 2 Management (including risk management) 7 Auditing and financial accounting 3 Finance, investment banking, mergers and acquisitions, commercial and capital projects 6 Mining and geology 6 Governance, compliance and corporate strategy 3 EXPERIENCE (number of directors) Gold Fields Integrated Annual Report 2022 IAR 22

Terence Goodlace (63) Maria Cristina Bitar (53) Jacqueline McGill (54) Philisiwe Sibiya (46) Value-adding expertise Value-adding expertise Value-adding expertise Value-adding expertise INDEPENDENT NON-EXECUTIVE DIRECTOR MBA (Business Administration), University of Wales; BCom, UNISA; NHDip and NDip (Metalliferous Mining), Witwatersrand Technikon; MDP, University of Cape Town Appointed to the Board: 2016 INDEPENDENT NON-EXECUTIVE DIRECTOR BA (Economics) Dartmouth College; MBA, Universidad de Chile and Tulane University Appointed to the Board: 2022 INDEPENDENT NON-EXECUTIVE DIRECTOR MBA, La Trobe University; BSc (Ext Metallurgy), Murdoch University; Honorary Doctorate, Adelaide University Appointed to the Board: 2021 INDEPENDENT NON-EXECUTIVE DIRECTOR BCom (Hons), University of KwaZulu-Natal; CA(SA) Appointed to the Board: 2021 • Mining • Capital projects • Commercial and operational management • Risk management • Mineral resource management • ICT • Mining • Communication • Governance • Stakeholder relations • Financial performance management • Risk management • ESG strategies • Operational leadership • People leadership and culture • Executive management • Finance • ICT/Telecommunications • Compliance and ethics • Corporate management Refer to our full Corporate Governance Report in our AFR for full meeting attendance and the detailed curricula vitae (CVs) of our directors. Board diversity (30 March 2023) White male Black male White female Black female 50% 20% 20% 10% Nationalities (30 March 2023) South Africa Ghana Australia United Kingdom Chile 0 1 2 3 4 5 6 5 2 1 1 1 Board tenure (30 March 2023) Zero to two years Three to six years &gt;Nine years 60% 20%20% Board independence (30 March 2023) Independent non-executive directors Executive directors 80% 20% Board age (30 March 2023) &lt;50 years 50 to 59 years &gt;60 years 10% 40% 50% IAR 23 GOVERNANCE AND LEADERSHIP

Our Board committees (as at 30 March 2023) Nominating and Governance Committee Authority and purpose Met six times in 2022 CHAIRPERSON: Yunus Suleman MEMBERS: Steven Reid, Philisiwe Sibiya, Terence Goodlace, Jacqueline McGill • Develops the Group’s robust approach to corporate governance and recommends sound governance principles to the Board • Considers the structure, composition, size and effectiveness of the Board, its committees and management • Considers the rotation of directors, is responsible for the succession of directors and key executives, and is involved in recruiting appropriately skilled directors Remuneration Committee Authority and purpose Met four times in 2022 CHAIRPERSON: Steven Reid MEMBERS: Alhassan Andani, Peter Bacchus, Jacqueline McGill, Christina Bitar • Assists the Board to ensure the Group’s remuneration practices are fair, responsible and equitable, and that it supports growth in stakeholder value • Ensures executive remuneration is directly linked to Gold Fields’ performance, thereby protecting key stakeholders’ interests by incentivising management to deliver value Social, Ethics and Transformation Committee Authority and purpose Met five times in 2022 CHAIRPERSON: Jacqueline McGill MEMBERS: Alhassan Andani, Philisiwe Sibiya, Cristina Bitar • Assists the Board, among others, to discharge its oversight responsibilities relating to social, ethics, security, labour, transformation, community, corruption, land (within the social context), human rights and stakeholder relationships • Ensures the Company upholds the principles of good corporate citizenship and adheres to fair labour and employment policies and practices Capital Projects, Control and Review Committee Authority and purpose Met four times in 2022 CHAIRPERSON: Alhassan Andani MEMBERS: Peter Bacchus, Terence Goodlace, Yunus Suleman, Steven Reid, Jacqueline McGill, Philisiwe Sibiya • Considers and evaluates new capital projects exceeding US$200m and assures the Board that the Group used appropriate and efficient methodologies in evaluating and implementing such projects • Monitors progress throughout the project lifecycle and periodically reports any findings to management and the Board Risk Committee Authority and purpose Met twice times in 2022 CHAIRPERSON: Peter Bacchus MEMBERS: Terence Goodlace, Yunus Suleman, Philisiwe Sibiya, Cristina Bitar • Ensures that effective risk management policies and strategies are in place and recommended to the Board for approval • Assists the Board to establish Gold Fields’ risks and opportunities • Ensures that management identifies and implements appropriate risk management controls to ensure long-term value creation for stakeholders Safety, Health and Sustainable Development Committee Authority and purpose Met four times in 2022 CHAIRPERSON: Terence Goodlace MEMBERS: Steven Reid, Jacqueline McGill, Cristina Bitar • Monitors all matters of safety, health and sustainable development (SHSD) programmes and strategic plans • Considers the investigation into any relevant incident, and assesses and approves sustainable development policies and standards • Monitors the Company’s operations against national and international regulations, policies and external standards relating to SHSD Audit Committee Authority and purpose Met six times in 2022 CHAIRPERSON: Philisiwe Sibiya MEMBERS: Alhassan Andani, Peter Bacchus • Oversees the Group’s financial affairs and integrated reporting on financial statements and sustainability • Monitors the suitability and independence of external auditors • Oversees combined assurance and effectiveness of the Group’s Internal Audit controls and function Ad hoc Investment Committee Authority and purpose Met 14 times in 2022 CHAIRPERSON: Peter Bacchus MEMBERS: Alhassan Andani, Yunus Suleman, Steven Reid • Considers and recommends, where appropriate, strategic, organisational and structuring options for the Group to the Board, including investment and divestment opportunities Group Executive Committee Authority and purpose Met at least once a month in 2022 CHAIRPERSON since 1 January 2023: Martin Preece • Develops strategies and policy proposals for the Board’s consideration • Implements the Group’s strategy • Reviews Gold Fields’ performance against set strategic objectives • Carries out the Board’s mandate and directives • Assists the Board to execute the Company’s disclosure obligations The Gold Fields Executive Committee comprises the Company’s 12 principal officers and executive directors. More information can be found on our website at www.goldfields.com/our-leadership.php Gold Fields Integrated Annual Report 2022 IAR 24

Key Board deliberations and decisions in 2022 STRATEGIC GOALS SUPPORTED &#9;z Increase the quality and quantity of engagement with key stakeholders &#9;z Drive Shared Value creation with impacted communities, including development of the Group legacy programmes &#9;z Improve the Group’s reputation with key stakeholders STRATEGIC GOALS SUPPORTED &#9;z Protect the safety, health and wellbeing of employees &#9;z Increase diversity and inclusion among employees &#9;z Ensure the skills set of our workforce is appropriate for the modernisation of our operations STRATEGIC GOALS SUPPORTED &#9;z Manage balance sheet and maximise returns &#9;z Continue to reduce the Group’s net debt &#9;z Improve the return on invested capital BOARD DELIBERATIONS &#9;z Approved annual capital and operational budgets &#9;z Approved debt refinancing and extension of debt maturity &#9;z Approved new Group Dividend Policy &#9;z Approved dividend payments in line with Group Dividend Policy &#9;z Briefed on Yamana Gold break fee and allocation &#9;z Update on Group hedging strategy and facilities BOARD DELIBERATIONS &#9;z Chilean non-executive director search, filling non-executive director vacancy and appointing new director from Chile &#9;z Resignation of Chairperson and appointment of a replacement &#9;z Resignation of the CEO and appointment of Interim CEO &#9;z Governance and Board oversight given the higher standards of reporting &#9;z Implementation and enhancement of the Group’s ESG performance in accordance with strategy, including disclosure of ESG-related issues &#9;z Monitoring progress and performance of significant projects, including Salares Norte and South Deep’s solar project &#9;z Development and asset optimisation, such as the acquisition of Yamana Gold and other smaller transactions &#9;z Monitoring country risks that may impact on operations, including the political situation in Peru, Chile and Ghana &#9;z Guided Group culture review, including focus on sexual harassment &#9;z Safety and stability of Group tailings facilities following recent TSF failures STRATEGIC GOALS SUPPORTED &#9;z Ensure 75% cover for high-impact and critical roles &#9;z Deliver strategic projects safely &#9;z Sustain improvements at South Deep &#9;z Improve the quality of our portfolio and deliver Salares Norte &#9;z Improve efficiencies and security of energy and water &#9;z Improve people capacity to deliver operational performance and Group strategy &#9;z Ensure transparent governance and compliance with the Global Industry Standard on Tailings Management (GISTM) Gold Fields Board ORGANISATIONAL CAPACITY STAKEHOLDER FINANCIAL INTERNAL BUSINESS PROCESSES BOARD DELIBERATIONS &#9;z Reviewed and discussed the sustainability information disclosed in the IAR and, based on these discussions, is satisfied that the information is reliable &#9;z Oversaw the implementation of Covid-19-related policies, protocols and programmes, with a focus on vaccination of employees &#9;z Reviewed the causes of major internal and external safety, environmental and stakeholder-related incidents &#9;z Monitored diversity and inclusion dashboard, including targets &#9;z Examined the causes of the fatal incident at St Ives &#9;z Compliance against key ESG frameworks, including ICMM and World Gold Council &#9;z Approved the Group Recruitment and Selection Policy, as well as the Water Stewardship and Sustainable Development Policy Statements, the latter in February 2023 BOARD DELIBERATIONS &#9;z Engaged on tailings management and the implementation of the GISTM &#9;z Conducted review of heritage and Native Title management in Australia, and engaged investors on this issue &#9;z Monitored Artisanal and Small-scale Mining (ASM) Strategy implementation and incidents &#9;z Monitored ESG peer benchmarking &#9;z Deliberated on country-specific government relations priorities and monitored implementation of government action plans &#9;z Deliberated on host community employment and procurement targets, including the creation of non-mining jobs &#9;z Focus on social and economic developments in our host communities &#9;z Engaged stakeholders on executive remuneration policies and strategies, including setting new ESG targets for long-term incentive reward schemes IAR 25 GOVERNANCE AND LEADERSHIP

Chief Executive Officer’s report DEAR STAKEHOLDERS Despite a challenging year for the gold mining industry and our business, Gold Fields emerged from 2022 in sound financial and operational health. This was thanks to the commitment of our people and their ongoing execution of our strategy, underscored by our purpose of creating enduring value beyond mining for the benefit of our stakeholders. After launching our current strategy in late 2021, this past year saw our teams implementing and embedding the Group’s three strategic pillars across the business. While doing this, we navigated another challenging year driven by volatile gold prices and currency movements, shortages of critical skills in our regions, high mining cost inflation and supply chain challenges. The Covid-19 pandemic, though muted, continued to impact some of our operations. For Gold Fields, 2022 was dominated by our bid to acquire Yamana Gold, a transaction we ultimately terminated when rival bidders emerged and we chose not to increase our offer beyond fair value. There have also been significant leadership changes within the Company – most notably, the Board appointed a new Chairperson, Yunus Suleman, and a new director, Cristina Bitar, while our former CEO, Chris Griffith, stepped down in December. Four Executive Committee (Exco) members resigned during 2022. For more details on these changes, see p27. Gold Fields’ strategy remains focused on the following pillars: &#9;z Pillar 1: Maximise the potential from our current assets through people and innovation &#9;z Pillar 2: Build on our leading commitment to ESG &#9;z Pillar 3: Grow the value and quality of our portfolio of assets The Board has reaffirmed its support of Gold Fields’ strategy and supports management as it drives its implementation. The Yamana Gold transaction was in support of our third strategic pillar, and I believe it could have been the right composite solution to address the longer-term challenges facing Gold Fields and the global gold sector in general. However, it was not the only option Gold Fields considered when assessing our strategic options, and we will continue working on the alternatives. While mergers and acquisitions will likely be part of Gold Fields’ future growth, large transformative transactions are unlikely options, and we will instead focus on smaller transactions. In line with this, and subsequent to year-end, we announced a proposed JV in Ghana, managed by Gold Fields, to create Africa’s largest gold mine by combining our Tarkwa mine with AngloGold Ashanti’s neighbouring Iduapriem mine. If approved by government, it will contribute approximately 600koz of attributable production to the Group over the next five years at sustaining costs of less than US$1,000/oz (see p83). Our 2022 results again confirmed a solid operational performance by our mines, and whatever options we pursue to expand our future pipeline, Gold Fields will do so from a position of strength. Attributable gold production for 2022 at 2.40Moz, All-in cost (AIC) at US$1,320/oz and All-in sustaining costs (AISC) at US$1,105/oz were in line with revised guidance, despite significant mining cost inflation at all our operations. As a result, our shareholders benefited from increased normalised earnings and, with it, improved dividends as committed. Our balance sheet remains healthy and has been bolstered by the net US$202m break fee (after tax and costs) paid to us by Yamana Gold. Our high-quality, near-term growth also sets us apart from our global peers. Salares Norte in Chile is progressing to deliver first gold later this year and is building up to full production in 2024 and 2025 at low cost. In South Africa, South Deep performed well in recent years and is on track to ramp-up to around 380koz by 2025. In addition, our Australian mines continue to deliver a strong Mineral Reserve position, enabling these operations to extend their lives-of-mine and consistently produce a combined 1Moz of gold a year. During the year, our management team identified a number of key strategic initiatives to deliver on the three pillars of our strategy. We commenced work on all “ Gold Fields’ current portfolio of mines has put us in a strong position to achieve steady production growth and financial stability over the next three years.” Martin Preece Gold Fields Integrated Annual Report 2022 IAR 26

these programmes during the year, which will underpin delivery on our strategy for the next few years. In 2023, priority will be given to: &#9;z Design and develop the Gold Fields culture (p39) &#9;z Leadership and talent development (p39) &#9;z Asset optimisation (p41) &#9;z Decarbonisation plan and execution (p41) The remaining programmes are also critical in driving value for the business and support our key priorities. They are: &#9;z Refining the operating model (p39) &#9;z Priority modernisation and innovation opportunities (p41) &#9;z Targeted industry and analyst stakeholder engagement plan (p59) &#9;z Long-term portfolio management (p82) Gold Fields now has a clear purpose, vision and strategy, which we are vigorously pursuing. Investors are seemingly in support; Gold Fields was one of the better performers among constituents of the VanEck Vectors Gold Miners ETF global gold index, which features most of our peers and declined by 8% during 2022. Our share price (in US Dollar) declined by 6% in 2022 – in South African Rand terms it increased by 1% – amid a flat gold price. SAFETY, HEALTH AND COVID-19 Zero harm, in the form of no fatalities and serious injuries, continued to elude us in 2022. In October, we tragically recorded a fatal incident at our underground Hamlet mine at St Ives in Western Australia. A 37-year-old contractor, whose name we have withheld at his family’s request, died after sustaining injuries in a rock fall. This was the first fatality recorded in Australia by Gold Fields since we started operating there in 2001. Subsequent to year-end, on 7 March 2023, a contractor was killed in a vehicle accident at our Tarkwa mine in Ghana. And on 5 February 2023, Galiano Gold reported a vehicle accident that killed two contractors at the Asanko mine, also in Ghana. Our heartfelt condolences go out to the family, friends and colleagues of the four deceased. All our fatal and serious injury incidents are thoroughly investigated internally and by the regulator and remedial actions implemented. South Deep had a fatality-free year for the first time in 10 years. This is a significant milestone for the mine and reflects years of unwavering commitment to implementing sound safety processes, systems and standards and collaborating with our people and trade unions to instill the right safety culture. The Group-wide TRIFR reduced to 2.04 per million hours worked from 2.16 in 2021, and three mines in the Group – Tarkwa, Gruyere and Agnew – reported no lost time injuries during the year. Covid-19-related restrictions eased significantly during 2022. We remain vigilant to the impact of the disease and continue to roll-out Covid-19 vaccinations to further minimise the impact of the pandemic on our people and the business, but this eased off during H2 2022. The only Covid-19- related operational incident we experienced took place during Q2 2022 at Salares Norte, when government- mandated transport restrictions impacted construction activities. Most importantly, we recorded no Covid-19-related deaths during the year, compared with the loss of 20 colleagues to the virus between 2020 and 2021. We have purposely expanded our definition of zero harm to not only cover physical injuries and health, but to also include the mental health and psychological wellbeing of our people. As such, the Board and management strive to create workplaces that are free of discrimination, bullying and harassment – in particular, sexual harassment – and that embrace diversity, equity and inclusivity. Over the past year, we conducted several workplace surveys to understand how our people experience our workplaces, how we can address issues that are potentially causing harm and how, ultimately, we can ensure respectful and safe workplaces for all our people. Once received, the findings of these surveys will be reviewed by management and the Board, with improvement actions to be planned and implementation commencing in H2 2023. OUR PEOPLE In 2022, one of our key people-related goals was to advance diversity, equity and inclusion among our employees. Gold Fields recognises that the diversity and capability of our people will ultimately determine our financial success, and we collaborate with our employees to create and nurture a culture that attracts and retains a diverse, highly skilled and talented workforce. We are continuing work to improve the proportion of women in our workforce, which increased from 15% in 2016 to 23% in 2022. We understand that we still have a lot of work to do to attract and retain female talent and have therefore set a target of 30% female representation by 2030. Attracting and retaining women and people from Indigenous and other previously under-represented groups remains challenging at many of our operations due to the high demand for skills in the resources sector where we operate. This has led to increased employee turnover and accelerated salary levels at all our operations – particularly in Western Australia, where Covid-19-related travel restrictions had exacerbated the situation. Nevertheless, we believe we are on track to reach our target by 2030. As our mines accelerate their innovation programmes through mechanisation, automation and digitisation programmes, it is essential that we develop and employ the appropriately skilled people to implement and embrace the technological changes required. As such, leadership and talent development, as well as skills management, have become even more important at Gold Fields. The Covid-19 pandemic has evolved our ways of working and hybrid work environments have been embraced, where possible. Due to the nature of mining, the overwhelming majority of our workforce, though, remains on-site. LEADERSHIP Gold Fields had some significant changes at Board and Executive level during 2022 and in Q1 2023. Changes to our Board On 1 June 2022, Cheryl Carolus stepped down as Chairperson and non-executive director after 13 years on Gold Fields’ Board. The Board appointed Yunus Suleman to take over as Chairperson. Cheryl’s leading role in the Company’s transformation has been critical, and under her strong leadership, Gold Fields transitioned from labour-intensive, conventional mining to become a globalised business with a focus on mechanised, open-pit and underground operations. Gold Fields has consistently delivered strong operational performances and demonstrated its leading commitment to environmental, social and governance (ESG) issues under Cheryl’s steer and guidance. IAR 27 GOVERNANCE AND LEADERSHIP

Chief Executive Officer’s report continued In June 2022, we welcomed Yunus as our new Chairperson and look forward to his leadership in this role. Having chaired the Audit Committee for the past five years, he has a deep understanding of our key issues. The Board was also bolstered by the appointment of Chile’s Cristina Bitar as non-executive director, ensuring the interests of our South American stakeholders are reflected at Board level. I took over as Interim CEO in January 2023 after Chris Griffith stepped down as CEO and executive director in late December 2022. We wish him well in his future endeavours. The Board has commenced a global search for a permanent CEO, with an announcement expected later this year. Changes to our Executive Committee In 2022, five of the Group’s 12 Exco members (including Chris Griffith) left the Company or announced their resignations. As previously stated, these executives served the Company with distinction for many years, in some cases decades. The recruitment processes for these roles are well advanced to ensure a smooth transition in 2023. In February we announced the appointment of Kelly Carter, Gold Fields Australia’s VP Legal and Corporate Affairs, as EVP Group Head of Legal and Compliance. She replaces Taryn Leishman, who leaves the Company in early April 2023, having completed her six-month notice period as previously announced. We also appointed Jacob Ricciardone to replace Brett Mattison as EVP Strategy, Planning and Corporate Development in an acting capacity, effective 1 April 2023. Danny Hillier has been acting Chief Technical Officer since Richard Butcher resigned from the position in September 2022 and will stay in this role until a permanent replacement has been appointed. Finally, Avishkar Nagaser, EVP Corporate Affairs and Investor Relations, has agreed to extend his stay until end-June 2023, when a replacement will be announced. I want to thank Chris, Richard, Avishkar, Taryn and Brett for their significant contribution and dedication to Gold Fields over many years. In July 2022, we appointed Joshua Mortoti as EVP for West Africa after he led the region in an acting capacity since late 2021. Furthermore, with my appointment as Interim CEO from 1 January 2023, Benford Mokoatle, who served as VP of Operations for South Deep since 2017, assumed the role of acting EVP for the South Africa region. Our operational and regional management teams have seen few material changes and consistently deliver sound operational and financial performances. As Interim CEO, I am committed to working closely with the leadership team to ensure the Group’s strategy continues to be implemented and executed smoothly. I have been a member of the Executive Committee for almost six years and was closely involved in developing the Group’s strategy. I believe I have a thorough understanding of the operational, financial and ESG-related requirements of the Group, and I look forward to leading it from a strong base and with the full support of the executive team. 2023 PRODUCTION AND COST GUIDANCE Looking ahead, total capex guidance for 2023 is US$1.11bn – US$1.17bn, of which US$820m – US$850m is sustaining capital. Of the project capital, US$230m will be allocated to Salares Norte (2022: US$375m) to bring the mine into production towards the end of the year. The project is also receiving US$159m in sustaining capital. In 2023, we expect Group attributable equivalent production to be at 2.25Moz – 2.30Moz, excluding our share of the Asanko joint venture. AISC is guided to be between US$1,300/oz – US$1,340/oz and AIC, given the high capex levels, between US$1,480/oz – US$1,520/oz. Management considered the impact of the continued high inflationary environment in their planning process to determine the 2023 operational plan and guidance. Additional significant increases in oil, gas and other commodity prices – as well as escalating wages and salaries at some of our operations, though considered unlikely – could further increase the prices we pay for products and services and could increase costs even further. Conversely, an increase in the gold price could offset these impacts and increase the Group’s revenue and positively impact operating results. Gold Fields’ 2023 business plans are based on an average gold price of US$1,600/oz (R825,000/kg, A$2,285/oz), while our exchange price assumptions are R17/US$1 and A$0.70/US$1. NOTE OF THANKS Earlier in this report, I wrote about the leadership changes Gold Fields experienced at Board and Exco level this year. I am happy to say that when my interim appointment took effect in January 2023, the directors and Exco members were there to support the transition. They have been extremely generous with their time, experience and knowledge in helping me settle into my new role. I would like to express my sincere gratitude to my fellow directors – particularly our Chairperson, Yunus Suleman – for giving me this opportunity, and providing strong guidance and support in my first few months. I also had the privilege of working closely with the previous Chairperson, Cheryl Carolus. On behalf of all Gold Fields’ employees, I want to again express our gratitude to Cheryl for her enormous contribution in leading the Company through some tumultuous times and leaving it in such good financial and operational shape, together with its widely acknowledged leadership role in sustainable gold mining. As I get to know my Gold Fields colleagues across the globe, outside my previous home at South Deep, and having visited our operations in Australia, Chile and Ghana recently, I am gaining a deep appreciation for the commitment, knowledge and experience of our employees. The fact that our mines continue to run smoothly despite the external challenges is a credit to our strong operational teams. I consider them among the best in the industry. I look forward to working with you during 2023 and know I can count on your support, passion and enthusiasm. Martin Preece Interim Chief Executive Officer Gold Fields Integrated Annual Report 2022 IAR 28

CEO review of strategic pillars Pillar 1 MAXIMISE THE POTENTIAL FROM OUR CURRENT ASSETS THROUGH PEOPLE AND INNOVATION More detail on p33 – 51 Gold Fields delivered a sound operational performance in 2022 despite adverse external impacts, including high mining inflation, a marginally lower gold price received of US$1,785/oz (2021: US$1,794/oz) and continued, albeit limited, Covid-19 restrictions. Some of the higher costs were mitigated by 11% and 8% declines by the South African Rand and Australian Dollar respectively against the US Dollar. The Group achieved its 2022 market guidance for production and both cost metrics – AIC and AISC. Attributable gold production for 2022 was 2.40Moz, a 3% increase from 2021 and just above the guidance for the year. South Deep was the stand-out performer in the Group, continuing its strong growth performance of the past four years. We also had strong results from Tarkwa and Cerro Corona, while, combined, the Australian mines once again exceeded the 1Moz output level. AIC, at US$1,320/oz, was 2% higher than in 2021, and AISC, at US$1,105/oz, was up 4%, mainly because of higher mining inflation. Total capital at Salares Norte amounted to US$296m in 2022 (2021: US$375m), with a further US$230m set for 2023 before the mine produces first gold, which is scheduled or Q4 2023. The escalating input costs were driven by higher energy, diesel and explosives prices, increased materials costs, as well as escalating salaries and wages. Gold Fields’ effective mining inflation was 10.7% during 2022, led by Peru with 14.3%, Ghana with 12.6% and Australia with 12.3%. As previously guided, 2022 was a high capex year for Gold Fields, with a total US$1.07bn spent, similar to 2021. Growth capex of US$412m for the year was again dominated by the spending at Salares Norte. Despite the higher capex, we still generated adjusted free cash-flow (FCF) of US$431m (2021: US$463m). Our operations generated adjusted FCFs, which excludes project capital, of US$855m from US$913m in 2021. Gold Fields also received a gross US$300m from Yamana Gold as a break fee for terminating the proposed acquisition. After costs of US$33m and South African tax deductions of US$65m, the remaining US$202m were utilised to reduce debt and raise the final 2022 dividend to shareholders. Headline earnings improved to US$1,061m in 2022 from US$890m in 2021, while normalised earnings attributable to our shareholders decreased by 7% to US$860m (2021: US$929m). In July 2022, we revised our Dividend Policy by increasing the percentage of normalised earnings we pay out to shareholders from 25% – 35% to 30% – 45%. This will come into effect with the interim 2023 dividend declaration. For 2022, we paid a total dividend of R7.45/share (2021: R4.70/share), reflecting 47% of normalised earnings – well ahead of the top end of the Dividend Policy. This includes about half of the net break fee we received from Yamana Gold. Gold Fields remains in a strong financial position. At end-December 2022, our net debt balance (including leases) was US$704m, down from US$969m at the end of 2021. This translates to a net debt:EBITDA ratio of 0.29x, compared with 0.40x at end-2021. Reducing debt remains one of our most important capital allocation priorities. As at end-December 2022, we had no gold, currency or oil hedges in place. The oil hedges delivered significant gains during the year. Group AIC and cash-flow trends Cash-flow (US$m) AIC (US$/oz) 20 18 (12 2) 20 19 24 9 20 20 63 1 20 21 46 3 1,3 02 1,1 73 1,0 64 1,0 79 1,2 97 43 1 20 22 700 600 500 400 300 200 100 0 (100) (200) (300) 3.5 3.0 2.5 2.0 1.5 1.0 0.5 0 ■ Adjusted free cash-flow (US$m)1 ■ Group AIC (US$/oz) Debt and dividend trends Dividend (R/share) Net debt:EBITDA ratio 20 18 0. 40 20 19 1.6 0 20 20 4. 80 20 21 4. 70 0. 29 1.4 5 1.2 91 0. 56 1 0. 40 7. 45 20 22 8 6 4 2 0 2.0 1.5 1.0 0.5 0 ■ Total dividend (R/share) ■ Net debt: EBITDA ratio Gold production and outlook Moz 20 18 2. 04 2. 20 2. 24 2. 34 2. 40 20 19 20 20 20 21 2. 25 2. 72 2. 82 2. 77 2. 30 2. 79 20 22 20 23 20 24 20 25 4 3 2 1 0 ■ Outlook range (excl. Asanko) 1 Cash-flow from operating activities less net capital expenditure, environmental payments, lease payment and redemption of Asanko preference shares 1 Adopted the new IFRS 16 Lease accounting standard IAR 29 GOVERNANCE AND LEADERSHIP

CEO review of strategic pillars continued Pillar 2 BUILD ON OUR LEADING COMMITMENT TO ESG US$3.93bn in value created during 2022 (2021: US$3.59bn), US$913m – or 27% – was transferred to our host communities through wages, procurement spend and investments in infrastructure and projects. Now, approximately 52% of our workforce – almost 9,500 people – are employed from our host communities. To further strengthen our investment in our host communities, one of our ESG targets is to, by 2030, implement six legacy programmes that positively impact host communities and environmental resilience beyond the lives-of-mine. A pipeline of projects has been developed and we will start implementing the first one in 2023. Over the past seven years, we have created between US$600m and US$900m in community value annually. In total, this amounts to over US$5.4bn – a significant investment in the economic wellbeing of our host communities and their estimated 500,000 residents. Climate change mitigation is a priority ESG issue for our stakeholders. This is an area where we believe Gold Fields is a leader in the mining sector. During 2022, we launched two new solar projects, a 50MW plant at South Deep in South Africa and a 12MW project at our Gruyere mine in Western Australia. We now have five mines partially powered by renewable energy sources. Over the next two years, we will be adding St Ives in Western Australia and Salares Norte in Chile to this list. As at end-December 2022, 14% of our electricity was sourced from renewables. These have largely served to offset the CO2 emissions associated with increased production, but the renewable projects will deliver strong contributions towards our 30% Scope 1 and 2 CO2 2030 reduction target as our 2022 projects deliver for a full year. We have started trials of zero-emission vehicles at our mines in South Africa and Western Australia to enable reduced emissions from our diesel-powered fleet. Scope 3 emission reductions will also come into focus over the coming years. Given the importance of this work, we strengthened internal climate change governance by constituting two steering committees – one on climate change and one on energy management. Beyond decarbonisation, our 2030 environmental targets are: &#9;z Zero serious environmental incidents – a track record we have maintained for over a decade &#9;z Further improvements in the safety of our tailings storage facilities through conformance to the Global Industry Standard on Tailings Management Improving our water management by increasing the water we reuse and recycle and reducing the amount of freshwater our mines consume Water management is becoming as critical as energy to Gold Fields. It is essential to our mining and ore processing activities and crucial for the economic activities of many of the areas in which we operate. As such, the Board approved a revised Water Stewardship Policy Statement in 2022, and we will launch a Group Water Strategy later in 2023. A critical part of our ESG work is our commitment to transparent reporting and benchmarking ourselves through sustainable development frameworks and indices. We continue to perform well, as evidenced by our 12th successive top five ranking in the Dow Jones Sustainability Index and high ratings by leading ESG investor agencies. More detail on p53 – 79 We are committed to implementing sound ESG policies and programmes, as we believe it is intrinsic to our long-term sustainability and financial success. It is also what society rightly expects from responsible companies. In December 2021, we pivoted our strategy even closer to the business with the launch of a dedicated ESG strategic pillar. We also announced a range of ESG targets for 2030, covering health and safety, gender diversity, stakeholder value creation, water and tailings management, and climate change. The diagram below outlines these six targets. Once we finalise all our plans, we can provide a clear estimate of the benefit to stakeholders and the cost of achieving these targets. The decarbonisation investment will amount to approximately US$1.0bn – US$1.6bn until 2030, of which we expect the Company to finance a significant share. The remainder will be funded through power purchasing agreements (PPA) with independent power producers. As mentioned, Gold Fields seeks to further improve safety, health and wellbeing for our employees , and achieve greater inclusion and diversity by targeting a 30% female workforce by 2030. We are making progress in this area and achieved 23% gender diversity at end-2022 (2021: 22%). In 2022, we continued to focus on driving our in-country and host community economic impact. Of the GOLD FIELDS’ 2030 ESG TARGETS – UNDERPINNED BY SOUND GOVERNANCE · Zero fatalities · Zero serious injuries · Zero serious environmental incidents · 30% representation of women · 30% of total value created benefits host communities · Six flagship projects benefiting host communities   Safety, health, wellbeing and environment  Gender diversity  Stakeholder value creation1 2 3 · 50% absolute emission and 30% net emissions reductions from 2016 baseline (Scope 1 and 2) · Net-zero emissions by 2050 · Conformance to the Global Industry Standard on Tailings Management · Reduce number of active upstream-raised TSFs from 5 to 3 · 80% water recycled/reused · 45% reduction in freshwater use from 2018 baseline  Decarbonisation  Tailings management  Water stewardship4 5 6 Gold Fields Integrated Annual Report 2022 IAR 30

Pillar 3 GROW THE VALUE AND QUALITY OF OUR PORTFOLIO OF ASSETS More detail on p81 – 89 Gold Fields’ portfolio of mines and their organic growth plans have put the Company in a strong position to achieve steady production growth and financial stability to 2025. We forecast the following Group gold-equivalent production (excluding our contribution from the Asanko mine in Ghana) over the next three years: &#9;z 2023: 2.25Moz – 2.30Moz &#9;z 2024: 2.72Moz – 2.77Moz &#9;z 2025: 2.79Moz – 2.82Moz This is built on a baseload production of 2.2Moz – 2.4Moz, to underpin our performance until 2030, based on the following: &#9;z Our Salares Norte project in Chile will come on-stream in Q4 2023, producing approximately 20koz in 2023, 500koz in 2024 and 600koz in 2025 &#9;z South Deep will maintain its ongoing ramp-up of recent years to achieve steady-state production of approximately 380koz by 2025 &#9;z Through continued near-mine exploration, our four mines in Western Australia will continue to exceed 1Moz combined production per year until at least 2030 &#9;z Production in Ghana will be consolidated around our Tarkwa mine, which is set for a minimum annual production of approximately 500koz However, two of our mines are maturing and reaching the end of their lives. &#9;z Cerro Corona will continue to operate at current levels until 2025, after which it will only treat stockpiles until its likely closure in 2031 &#9;z The consolidation of our operations in Ghana will see us treat only Damang stockpiles from 2024 onwards. As part of our regular review of our portfolio, Damang and our 45% stake in Asanko are being re-evaluated, with our holdings in Ghana possibly consolidated around the Tarkwa mine So we are looking at ways to preserve the production base we built over the years beyond 2025. This has been the focus of our work over the past year and was the motivation behind our proposed acquisition of Yamana Gold. It is important to note, however, that this was not the only option we considered when looking at future growth scenarios. A successful Yamana Gold bid would have addressed many of Gold Fields’ portfolio challenges in one deal rather than several smaller transactions. Management and the Board still believe it was the right composite solution, but not one that should have been pursued beyond fair value. We were not prepared to be drawn into a bidding war which, we believe, would have destroyed value for our shareholders. The Board has reaffirmed its support for Gold Fields’ strategy and provided its backing for the Company to continue exploring alternative replacement and growth options. However, it is unlikely that Gold Fields will pursue large-scale mergers or acquisitions like the Yamana Gold deal in the near future. Acquisitions of this nature have become more expensive as global gold production inches towards its peak and exploration activities yield limited success. Our organic growth options beyond 2025 are limited, and we are pursuing inorganic opportunities to bolster our pipeline. The proposed establishment of a bigger and more profitable Tarkwa mine – by incorporating AngloGold Ashanti’s neighbouring Iduapriem mine through a JV – is one such opportunity. In terms of the proposal, tabled with the government of Ghana in March 2023, Gold Fields will own 60% of the JV, AngloGold Ashanti 30% and the government 10%. The benefits of the transaction, if approved, are almost immediate with higher combined production of 900koz at a cost of less than US$1,000/oz over the first five years and the life-of-mine extended to 2038 (see p83). Beyond JV options, other growth opportunities could include greenfields exploration targets, development projects or bolt-on acquisitions of producing assets. Greenfields exploration will potentially include exploring targeted jurisdictions and taking minority stakes in exploration companies, like we did recently with Chakana Copper in Peru and Tesoro Gold in Chile. Salares Norte is key to our immediate growth and, once commissioned, will not only boost long-term Group production levels but also improve our cost profile. The mine will produce an average of 500koz gold-equivalent production per year for the first six years at an AIC of US$660/oz – one of the lowest in the industry. Although the construction team has made significant progress since activities began in 2020 – with total project progress at 87% by end-2022 – skills shortages among our main contractor, Covid-19 and severe weather conditions affected progress on-site over the past two years. Indications are that first production will now commence in Q4 2023, with only 20koz likely this year. This will increase to 500koz in 2024 and 600koz in 2025. The total budget for the project has been raised to US$1,020bn. Another key initiative of our portfolio strategy is to set up our South Deep mine in South Africa for safe, sustainable and profitable production. In 2019, South Deep stemmed its decade-long cash burn by generating US$15m adjusted FCF, followed by a further US$34m in 2020 and US$97m in 2021. During 2022, this improved even further to US$129m on the back of a 12% increase in production to 328koz and lower AIC of US$1,356/oz (2021: US$1,379/oz). We saw improvements across a range of key metrics we use to track underlying performance, including mine development, equipment reliability and employee productivity levels. We are confident that South Deep is on track to achieve steady-state production of around 380koz by 2025 and generate sustainable, positive cash-flows and profits. Our continued investment in near-mine exploration at our Australian mines has also been critical to maintaining our production profile. We have generally been able to replace and exceed depletion of Mineral Reserves across our portfolio, but at end-December 2022 Gold Fields’ attributable gold Mineral Reserves were 46.1Moz, a 3% decline from 2021. However, the combined Mineral Reserves of our Australian mines increased slightly. IAR 31 GOVERNANCE AND LEADERSHIP

Remote operations at our mine in Western Australia Gold Fields Integrated Annual Report 2022 IAR 32

IN THIS SECTION Building a safe and respectful workplace 34 People programmes for strategic delivery 39 Modernisation 41 Production and cost performance  42 Financial performance  47 Consolidated income statement, statement of financial position and statement of cash-flow  49 Strategic Pillar 1 Maximise the potential from our current assets through people and innovation We use innovative mining methods and the talents and expertise of our people to get the most out of the mines we currently own. 2022 performance highlights Ounces of gold produced Adjusted free cash-flow Net debt:EBITDA ratio 2.40Moz US$431m 0.29x 3 Relevant Group risks INFLATION/MINING COSTS SKILLS SAFETY Rising mining costs Challenges in attracting and retaining top-level, diverse talent and skills Our employees’ safety, health and wellbeing, including occupational illnesses 5 7 IAR 33 MAXIMISE POTENTIAL FROM CURRENT ASSETS

Building a safe and respectful workplace SAFETY STRATEGY  For many years, Gold Fields has pursued zero harm in line with our number one value: safety. While we have focused primarily on physical safety, we have expanded our view to ensure employees and contractors are protected from all forms of harm – physical and psychological – in response to increased PHYSICAL SAFETY We are deeply saddened to report the loss of one of our contractor colleagues in a fatal incident on 11 October 2022. The incident occurred at the St Ives mine when our colleague was conducting underground drilling activities. Out of respect for the wishes of their family, we have not shared any personal details of the deceased. The incident remains under investigation, and we are unable to share further details until the process is concluded. After year-end, on 8 March 2023, a contractor at the Tarkwa mine died in a vehicle accident and, on 5 February 2023, two contractors at the Asanko mine in Ghana, managed by Galiano Gold, sustained fatal injuries in a vehicle accident at the mine. There is no more tragic reminder of the overriding importance of safety at our mines than the loss of human life, and we again extend our deepest sympathies to the families, friends and colleagues of all four deceased colleagues. We recorded five serious injuries this year, a decrease from nine in 2021. In addition, the Group’s annual total recordable injury frequency rate (TRIFR) improved to 2.04 per million hours worked from 2.16 in 2021, continuing the downward trend of recent years. The severity of lost time injuries, as measured by days of work lost, has remained stable after falling sharply in 2021. We are pleased to report South Deep has not reported a fatal incident since April 2021, making 2022 its first fatality-free year since 2012. This is a Group safety performance (employees and contractors) 2022 2021 2020 2019 2018 Fatalities1 1 1 1 1 1 Serious injuries2 5 9 6 4 17 Lost time injuries (LTIs)3 31 30 32 38 34 Total LTIFR 0.60 0.62 0.72 0.80 0.63 Employee LTIFR 0.64 0.67 0.91 0.96 0.72 Contractor LTIFR 0.58 0.59 0.62 0.72 0.56 Total TRIFR4 2.04 2.16 2.40 2.19 1.83 Employee TRIFR 2.04 2.35 2.91 2.83 1.94 Contractor TRIFR 2.04 2.08 2.13 1.88 1.75 Severity rate5 19 19 32 23 30 1 We also recorded non-occupational fatalities at our mines in 2018 2 Since 2019, we apply Gold Fields’ definition to classify serious injuries, whereby a serious injury incurs 14 days or more of work lost and results in one of a range of injuries detailed at www.goldfields.com/safety.php 3 LTI is a work-related injury resulting in an employee or contractor being unable to attend work and perform any of their duties for one or more days after the injury 4 TRIFR = (fatalities + LTIs + restricted work injuries + medically treated injuries) x 1,000,000/number of hours worked 5 Severity rate = days lost to LTIs/hours worked x 1,000,000 Critical control management Catastrophic risk audits Designing out the risk Courageous safety leadership Live the values Focused on control effectiveness Vital behaviours Follow procedures Assess the risk Speak up and listen Safety systems and processes Safety leadership Safe behaviour Continual improvement Simple and consistent Everyone is a courageous leader People making safe choices significant milestone and reflects years of unwavering commitment to implementing sound safety systems, processes and standards, and working with our people and organised labour to develop the right safety culture. We include leading and lagging safety performance indicators in operational, regional and Group-wide scorecards to ensure broad ownership of the safety agenda. Leading indicators include safety engagements and reporting of near-miss incidents. In 2022, we averaged 11 safety engagements for every 1,000 hours worked, up from eight in 2021, and reporting of near-miss incidents increased three-fold from 581 in 2021 to 1,577 in 2022 due to concerted reporting efforts at South Deep. awareness of harassment and bullying in the mining industry. This broader focus drives our work to cultivate a respectful and safe workplace, which includes building a culture of care; driving diversity, equity and inclusion; and identifying and eliminating harmful behaviours such as bullying, harassment and discrimination (see p39). Our Safety Strategy comprises three mutually supportive pillars: &#9;z Safety systems and processes &#9;z Safety leadership &#9;z Safe behaviour Our focus on obtaining the right balance between these three pillars supports our goal to eliminate safety risks to our people. Gold Fields Integrated Annual Report 2022 IAR 34

SAFETY PROGRAMMES Critical control management Our adoption of critical control management (CCM) in 2018, has been essential in improving control over potentially severe incidents known as material unwanted events (MUEs). The absence or failure of a critical control may significantly increase the risk of a MUE occurring, despite the existence of other controls. Using the ICMM’s approach, we have developed, and regularly review, critical controls for the most significant mine safety hazards. Our focus on critical control management also leads to strong performance against our internal environment, health and safety scorecards. For the third consecutive year, all operations achieved or exceeded 80% compliance with these scorecards. Gold Fields is a founding partner of the International Mining Safety (IMS) Hub, an online portal for industry-endorsed visual safety tools that improve learning opportunities and safety for employees. The IMS Hub also serves as a platform to share learnings and good practices in CCM. Auditing fire risk in 2022 During the year, we conducted in-depth fire and explosion audits against the National Fire Prevention Association (NFPA) Standards, a set of US best practices. These audits help us ensure our critical controls for fire control and explosives are robust and aligned with global good practices. The outcomes of the audits show that, overall, Gold Fields has good fire systems in place for its key installations. The audits identified areas where fire systems need to be upgraded to be at NFPA Standard level. We will create a Group fire guideline incorporating the NFPA Standards in 2023. Managing geotechnical risks The Gold Fields corporate geotechnical team conducts annual reviews of all geotechnical incidents and incident types at our operations to identify trends and reduce the likelihood of incident recurrence. There were 28 incidents within the open pits in 2022, 57% of which were batter-scale falls-of-ground. The number of incidents was unchanged over the three-year period 2020 – 2022, despite the pits being deepened during that time. There were 60 geotechnical incidents in the underground mines in 2022 (2021: 66). Dynamically driven ground support failure accounted for 58% of these, with falls-of-ground in both supported and unsupported areas leading to the remainder. Seismicity can contribute to fall-of-ground incidents in our deeper-level mines, and destress activities pose the highest risk for seismic-induced falls-of-ground. South Deep had 34 seismic incidents in 2022, while our Wallaby underground mine at Granny Smith in Australia recorded two incidents. We mitigate this risk through geotechnical projects like improved support and standards, backfilling and stabilising and, to identify seismic activity early, we perform seismic analysis and have seismic monitoring systems in place. At South Deep, pre-conditioning is undertaken in all destress areas to fracture the rock mass ahead of work being done. Modernisation and mechanisation to improve safety and health Advancements in technology continue to transform the mining industry, and safety is our key driver to further modernise and mechanise our mines. This is an ongoing focus area, and dedicated teams in all regions are tasked with identifying how we can leverage technology to keep our people safer and healthier. We are part of the ICMM’s Innovation for Cleaner, Safer Vehicles (ICSV) initiative, where member companies work with original equipment manufacturers in a non-competitive space to develop new vehicle technology and improve existing vehicles. These improvements lead to environmental and safety benefits. We continued to make good progress in our work on fatigue management systems and collision avoidance systems. For example, the fatigue management system at our Damang mine in Ghana alerts supervisors when it detects fatigue, and includes a wellness programme for individuals who show a trend of fatigue. During the year, we also trialled fatigue management systems at our St Ives mine in Australia and Salares Norte in Chile. Following successful design in 2021, South Deep installed collision avoidance systems on all underground load haul dumpsters, trucks, long hole stope rigs and utility vehicles. In 2023, the mine will install the system on underground 4X4 vehicles and rail-bound equipment. It had planned to install the system on all remaining underground vehicles in 2024, but legislation promulgated in 2022 by the Department of Mineral Resources and Energy will require acceleration of the implementation schedule. We continued work to remove people from active mining areas at South Deep via teleremote loading and rock breaking from surface. During 2022, this was expanded to include all underground impact breakers, while in 2023 we will investigate teleremote longhole stope drilling capabilities. A latest-model raise borer, acquired in 2022, has teleremote capabilities. We are also working with consultants to introduce remote control operations at our Australian mines, led by Granny Smith, where some activities will be managed out of our Perth office. Using battery electric vehicles underground can reduce the heat load and minimise the impacts of diesel particulates. We continued the work commenced in 2021 to trial these vehicles at our St Ives and Granny Smith mines. Trials of a battery electric vehicle LHD loader will commence at South Deep in 2023. Our trials highlight the importance of operational readiness when introducing battery-operated vehicles, as they come with their own set of risks (mostly related to fire from damaged batteries). Safety leadership and safe behaviour We continued driving our Courageous Safety Leadership (CSL) programme, which encourages all employees to model safe behaviour for others. The programme gives employees practical tools to become safety leaders and focuses on creating a safe environment for people to speak up and stop work in an unsafe situation. During the year, we trained 8,400 employees and contractors in the CSL programme, exceeding our target of 4,000 – partly due to high employee turnover rates in some regions. To date, over 22,000 people have completed this programme. We started developing a refresher CSL programme to deploy in 2023. Our goal for the refresher programme is to reinvigorate the focus on safety leadership, drive team commitments and create links to critical control management. The CSL programme is supported by our Vital Behaviours programme, through which managers demonstrate their commitment to safety practices. We are rolling out this programme across our operations in 2023. IAR 35 MAXIMISE POTENTIAL FROM CURRENT ASSETS

Building a safe and respectful workplace continued HEALTH AND WELLNESS Covid-19 The Covid-19 pandemic had a reduced impact on operations during H2 2022, although Australia was impacted by absenteeism during a wave of infections in the first half of the year, on top of the ongoing skills shortages. We continue to roll-out employee vaccination and recorded no Covid-19-related deaths during the year. Of the 3,425 positive cases in our workforce in 2022, the majority were mild or asymptomatic, and only six of our colleagues required brief hospitalisation. The number of positive cases in our workforce suggests Covid-19 numbers in the general population are higher than official statistics indicate. We stopped vaccine tracking due to data privacy legislation, but nearly 90% of our workforce had received double vaccination dose by October 2022. Since the start of the pandemic, Gold Fields has facilitated over 330,000 tests among its workforce of 22,000 people. To date, we have had almost 9,000 positive Covid-19 cases among employees and contractors. Regrettably, 20 employees and contractors passed away from Covid-19 in 2020 and 2021. However, Covid-19 is increasingly managed in a similar way as other infectious diseases, and we largely phased out our crisis management protocols towards the end of 2022. Nevertheless, our operations remain vigilant for new Covid-19 waves and are ready to implement the necessary hygiene and distancing measures if required. Occupational diseases Our workforce may be exposed to hazards that could cause a range of occupational diseases, particularly Silicosis, Cardio-respiratory Tuberculosis (CRTB), diesel particular matter (DPM) and Noise-Induced Hearing Loss (NIHL). Because we operate underground and open-pit mines, the degree of exposure risk varies from site to site. Our approach is focused on safeguarding our employees from exposure to these risks, aligned with our commitment to upholding human rights. We manage occupational diseases through our CCM approach and Occupational Health Strategic Framework, which we developed in 2021 and rolled out at all operations during 2022. In addition, we formed a Health Working Group to consolidate and align occupational health management practices and develop consistent approaches to mental health and psychosocial risk assessments. We comply with all occupational health regulations in the countries where we operate. In jurisdictions where regulations are not yet in effect, we are guided by industry best practice standards. The Group’s occupational disease frequency rate decreased by 26% from 2021, and the number of employees suffering from occupational diseases decreased by 21%. Most of these cases occurred at the South Deep mine. No occupational diseases were reported in the Americas region, whereas only musculoskeletal disorders were recorded in Australia and Ghana. Diesel particulate matter DPM poses a risk for employees operating diesel-powered vehicles or working with machinery in confined underground spaces. This risk is more pronounced at our Australian and South African mines than at our open-pit operations in Ghana and Peru. During the year, DPM levels continued to fall significantly, and only 4% of personal samples exceeded the Occupational Exposure Limit (OEL) (2021: 48%). This substantial improvement is largely due to the continued fitment of advanced diesel particulate filters to underground vehicles at our Australian and South African mines, the use of low-sulphur diesel, as well as ventilation monitoring to ensure the optimal dilution of DPM in workspaces. In Australia, maintenance schedules, operator training, monitoring protocols and corrective action processes for any exceedances of the OEL further contributed to the improvement. As a result, Australian mines rarely exceed their current OEL of 0.07mg/m3 per 12-hour shift. In South Africa, we align with the local industry limit of 0.16mg/m3 until the regulator promulgates an OEL. Our ICSV programme also forms part of our approach to reducing DPM. Noise-Induced Hearing Loss NIHL is a risk for employees exposed to ongoing high-noise levels from machinery and equipment. New NIHL cases decreased slightly, with four cases reported at South Deep (2021: five). All new equipment purchased should not exceed noise levels of 107 dB(A), in line with the 2024 industry milestone. In addition, South Deep fits quiet new fans, while retrofitting existing fans. Where appropriate to the workplace, we have introduced teleremote equipment and provide personalised hearing protection equipment to employees. We encourage OEMs to develop quieter equipment through our participation in the Minerals Council South Africa. Dust, Silicosis and Cardio-respiratory Tuberculosis Underground dust levels are a key focus area as they pose a Silicosis risk and further increases employees’ susceptibility to CRTB. This is a risk at all underground mines in South Africa, which may be further compounded by employees’ off-site living conditions. At South Deep, new Silicosis cases reported to authorities dropped to two in 2022 (2021: 12). All employees diagnosed with Silicosis go on a six-month prophylactic CRTB course of medication, as Silicosis increases the risk of contracting CRTB. The employee’s work duties are also adapted to minimise exposure to silica dust. Wider dust mitigation strategies include extensive dust monitoring and measuring, automated dust suppression systems and, as far as practical, removing people from risk. Training, education, and awareness programmes as well as appropriate protection equipment are provided to employees. Annual and ad hoc medical screening help with early identification. In May 2018, Gold Fields and five other South African gold companies reached a historic settlement with claimant attorneys in a Silicosis and Tuberculosis class action. Gold Fields Integrated Annual Report 2022 IAR 36

A settlement trust, known as the Tshiamiso Trust, has been established to carry out the terms of the settlement and to ensure all eligible current and former mineworkers across southern Africa with Silicosis or work-related Tuberculosis (or their dependants, where the mineworker has passed away) are compensated. By the end of March 2023, the Trust had paid out R1.03bn (US$65m) to 11,569 industry claimants. At 31 December 2022, the provision for Gold Fields’ share of the settlement of the class action claims and related costs amounted to R179m (US$11m). The nominal value of this provision is R245m (US$14m). The ultimate amount of this provision remains uncertain, with the number of eligible workers successfully submitting claims and receiving compensation being unclear. CRTB and chronic obstructive airways disease cases increased during 2022 to nine (2021: eight) and two (2021: one), respectively. All cases were at South Deep. HIV/Aids HIV/Aids is a particular risk for the South African population and is therefore a focus at South Deep. HIV/Aids cases decreased at South Deep to 19% of the workforce from 20% in 2021. At the end of 2022, 942 employees were living with HIV/Aids. We offer voluntary counselling and testing (VCT) to prospective and permanent employees, including contractors, and the bulk of the workforce underwent VCT in 2022. We also provide HIV-positive employees with free highly active anti-retroviral therapy (HAART). 933 employees were enrolled in this programme in 2022 (2021: 903). Employees’ dependents can access HAART through the Company’s medical aid schemes. HIV/Aids is less of a risk in Ghana, where the national HIV/Aids rate is below 2%. However, we offer free VCT to employees and contractors and run several educational programmes. During 2022, 61% of our employees in Ghana underwent VCT (2021: 41%) and eight are enrolled in HAART (2021: six). We identified no new HIV/Aids positive cases among our Ghana workforce. Malaria Our workforce in Ghana faces a high risk of exposure to malaria, and we have a comprehensive malaria control strategy in place which incorporates education, prevention, prophylaxis and treatment. It also includes provision of mosquito repellent for workers, support for community health facilities and rapid diagnosis and treatment. In 2022, 260 employees (2021: 472) tested positive for malaria. We assist our employees and communities under the malaria vector control indoor spraying programme. Some of our women leaders at South Deep IAR 37 MAXIMISE POTENTIAL FROM CURRENT ASSETS

Building a safe and respectful workplace continued PSYCHOLOGICAL SAFETY Gold Fields will not tolerate any forms of harassment, bullying, discrimination and harmful behaviour for any reason. Our aspiration for zero harm means safeguarding our people’s psychological and emotional health as closely as their physical safety and health to ensure they go home safe and healthy every day. To achieve this, we need to build a culture centred on respect and care, one that values diversity, is inclusive and upholds the fundamental human rights of all our people. This culture also leaves no space for possible sexual harassment and gender-based harm in our operations, which is a key focus for Gold Fields. Eliminating harmful behaviours Elizabeth Broderick, a world-renowned thought leader and expert working with the United Nations, completed an independent Group-wide review on harmful behaviours in our business, including harassment, bullying and discrimination. The review included all regions, offices and sites, and offered employees the opportunity to confidentially and anonymously share their experiences. We expect to receive the Broderick report in Q2 2023, after which management and the Board will take time to assess the findings and recommendations and will develop a detailed response plan. We will release the key findings and recommendations of the review, together with planned actions in H2 2023. While we await the outcomes of this independent report, we already have several important policies and programmes in place. These include a Harassment and Sexual Harassment Policy; unconscious bias training; support for programmes that combat gender- based violence; training on diversity and inclusion and ongoing communication campaigns. These programmes support our broader efforts to build the participation of women across all areas of our business, which includes our focus on recruitment, development and career pathways (see p39). Responding to Western Australia Parliamentary enquiry In 2021, the Western Australian government commenced a parliamentary inquiry into the treatment of women in the resources industry. In response, our Australian region conducted an independent review of our own business, over and above the Group- wide Broderick review, and our operations have made good progress in implementing the actions that arose from the review: &#9;z Leadership accountability and visibility for continuing to build a respectful and inclusive workplace by strengthening leader-led facilitation and training &#9;z Educating our entire workforce about our expectations for the behavioural standards in our workplaces and the consequences when these standards are not upheld &#9;z Enhanced communication and engagement on gender safety issues, ensuring people feel empowered to raise concerns and have options for bystander interventions &#9;z Enhanced work environment and consistent standards, including ensuring our physical work environments, camps and facilities provide and support physical and psychological safety for all &#9;z Business partner alignment and ongoing management, which is critical given the integration between our contractors and employees &#9;z Following the 2021 internal and external reviews of our workforce culture in Australia, we commenced with the implementation of our Respectful Workplaces #listen programme around creating safe, respectful and inclusive workplaces Protecting employees’ mental wellbeing Mental health programmes are an important part of our work to provide employees with a psychologically safe and supportive work environment. Harmful behaviours are not the only cause of employees’ mental health challenges, and the Covid-19 pandemic highlighted the importance of designing a workplace conducive to positive mental health. We formed a Health Working Group to develop a consistent approach to mental health and psychosocial risk assessments and ensure collaboration and learning between our regions. We are also developing Group Wellbeing Principles. During the year we identified standard psychosocial risks to assess, including sexual harassment and assault, bullying, discrimination, workplace relations and support services. In 2023, our Australian region will assess these risks as a pilot project, which we will consolidate into a Group-wide systematic approach to mental health. Mental health work in Australia Over the past few years, the importance of mental health in the fly-in fly-out (FIFO) industry gained prominence. FIFO work can manifest in mental health challenges due to the remote nature of the work and time away from family and friends. The regulator in Western Australia developed a Code of Practice specific to the FIFO industry following a parliamentary inquiry. Australia’s three-pillar strategy drives a supportive culture, with a focus on breaking through the stigma associated with mental health. Initiatives promote awareness of mental health issues, while each site has mental health action plans in place and tracks compliance against the Code of Practice. Gold Fields Integrated Annual Report 2022 IAR 38

People programmes for strategic delivery This year we continued to roll-out people programmes, aligned with our strategic Pillar 1: Maximise the potential from our current assets through people and innovation. These included: &#9;z Evolving the Gold Fields culture &#9;z Building a diverse and inclusive workforce &#9;z Developing talent and leadership &#9;z Refining our operating model Evolving the Gold Fields culture In 2021, we conducted a baseline survey of the Gold Fields culture by surveying our employees. The feedback informed the development of a Gold Fields culture statement premised on four key focus areas: One Gold Fields; Respectful workplace; Working smarter together; and unlocking potential through innovation and learning. These key priority areas are supported by 10 behaviours that employees identified as being critical to driving our aspired culture. We launched the culture roll-out programme early in 2023, and it is supported by a range of initiatives, including leadership capability and skills programmes, talent and performance processes and specific targeted interventions to drive the change. We formed a culture future forum, comprising a representative group of Gold Fields employees in different roles and regions and chaired by the CEO, which is identifying practical ways to build the culture that Gold Fields aspires to. The programme is expected to take two to three years to implement recommendations from the forum and the Broderick review, with detailed assessments each year to help monitor progress. Building a diverse and inclusive workforce A diverse workforce strengthens our ability to deliver our strategy, and an inclusive environment helps us attract and retain a broad range of skills. During 2023, we will evolve our Diversity and Inclusion Strategy to a Diversity, Equity and Inclusion Strategy. We continued to measure progress against our diversity and inclusion dashboard, which measures lead indicators such as succession planning, risk of employee departures and other key factors that drive our workforce composition. We continue to drive stronger representation of women consistent with our 2030 ESG target of 30% female representation. This is supported by focused recruitment activities, skills and leadership development and career pathways. At the end of December 2022, 23% of Gold Fields’ employees were women (2021: 22%). The percentage of women in core mining roles increased to 55% (2021: 54%). The percentage of women in leadership remained unchanged at 25%, and three out of our 10 Board members were women. While these statistics show room for improvement, it is pleasing to see the steady increase in female representation over time: in 2016, only 16% of our workforce were women; 15% at management level and 8% in core mining roles. We conducted a Group-wide gender and ethnicity (South Africa only) pay parity analysis and found no material gaps in this regard. The basic salary ratio for men to women was 1.03 in 2022 (2021: 1.30). The significant improvement in 2022 was due to the focused recruitment, retention and development of women, as well as salary adjustments where necessary. Gold Fields was included in the Bloomberg Gender-Equality Index for the fifth year in a row – one of only 485 companies globally to achieve this. Talent and leadership development Our training and development programmes attract new talent and develop the skills required by increasingly mechanised, modernised and automated mines. In 2022, we invested US$1,411 per employee in training (2021: US$1,397). Leadership competencies are critical in helping us achieve our business plan. We have developed leadership programmes to meet specific objectives for senior managers, middle managers and graduates, to be rolled out in 2023. We have also finalised Gold Fields’ job architecture for all roles across disciplines and career paths. Culture and talent development help us attract and retain the right people. Critical role turnover for the Group was 8% against a target of 5%. Western Australian and South American operations in particular face retention challenges in a fiercely competitive skills market. We put additional brand building, talent attraction and retention and employee benefit programmes in place to address these challenges. Refining the operating model Our operating model ensures people can work with maximum efficiency and is an important part of our culture. It sets how we work together in a regionalised structure with strong functional guidance from the centre. We concluded a review of our operating model during the year and while the model has not changed fundamentally, the review provided greater clarity on roles and responsibilities. Remuneration Policy Our operating model is critical to the Gold Fields culture, as it defines the roles, functions and work undertaken by the Group Corporate Office, the various regional offices and our mines and project. Our current operating model could be defined as being decentralised, whereby regions and mines are fully responsible for the operations and their support functions, such as procurement, human relations and engagement with national and local governments and communities. The Corporate Office is responsible, among others, for setting the Group’s strategy, the expenditure framework, centralised reporting, branding as well as shareholder engagement. A review of the operating model in 2022 was undertaken to seek clarity on how we work together in a regionalised structure with functional guidance from the centre and the roles and responsibilities of the regions and centre. We feel the regionalised model remains appropriate for Gold Fields to deliver on its strategy, though a greater level of functional responsibility should sit with the centre. For details of our Remuneration Policy and 2022 remuneration and incentive payments to executives and directors, refer to our Remuneration Report on p29 – 66 of our 2022 AFR, which can be accessed at https://www.goldfields.com/integrated- annual-reports.php IAR 39 MAXIMISE POTENTIAL FROM CURRENT ASSETS

People programmes for strategic delivery continued OUR WORKFORCE PROFILE Gold Fields’ workforce of just over 23,000 is significantly larger than in previous years due to our Salares Norte project’s construction in Chile, which is Restructuring in Ghana As our Damang mine heads towards closure, we are focused on finding operational synergies between it and our nearby Tarkwa mine. During Q4 2022, we commenced the process of combining the management teams for maximum efficiency. This required a restructuring process that led to the retrenchment of 218 people (approximately 20% of our workforce) in Q1 2023. We engaged thoroughly with employees to get feedback on our proposals, which we adjusted before reaching a final agreement. Through our selection criteria for impacted positions, we sought to reduce the impact on community-based and female employees. The one-mine model makes site leadership responsible for mining, processing and engineering, while functional heads are responsible for support functions and providing shared services to the two mine sites. Organised labour We uphold our employees’ rights to freedom of association and collective bargaining, and we ensure our contractors also abide by these standards. Trade union membership among our employees is as follows: &#9;z Australia: estimated 3% – 6% &#9;z South Africa: 76% &#9;z Ghana: very few employees are unionised; estimated 83% of contractors &#9;z Chile: 8% and 61% of contractors &#9;z Peru: 24% of employees and 8% of contractors In early 2023, South Deep extended its wage agreement with its two registered trade unions, NUM and UASA, by two years to February 2026. This will ensure labour stability as the mine continues its production ramp-up and offer our employees an even greater share in the financial success of the mine. The key features of the agreement are: &#9;z 9% basic salary increase for category 4 – 8 employees in 2023 and inflation plus 2% increases in 2024 and 2025 &#9;z 8% increases in the basic rate of pay for miners, artisans and officials, and inflation plus 1% increases in 2024 and 2025 &#9;z A housing allowance increase to encourage home ownership In Q1 2022, Gold Fields in Australia negotiated a four-year Enterprise Agreement, which covers the key terms of employment for all its operational, non-senior management workforce. The negotiation process involved employees and their representative union, and resulted in an agreement that provides modern and fair terms and conditions of employment. The overwhelming majority of employees voted in favour of the agreement. The key benefits of the deal are: &#9;z One additional week of annual leave &#9;z Increased paid primary and secondary parental leave &#9;z Improved access to long-service leave &#9;z One week of cultural leave for Aboriginal employees mostly carried out by contracted firms. The Group’s long-term focus on host community employment influences our workforce profile, with host community members comprising 52% of our workforce (2021: 54%). This aligns with our strategy of creating value for the communities in the regions where we operate (read more on p59). Workforce by Group and region (end-December) Total workforce Employees Contractors Proportion of nationals1 2022 2022 2021 2022 2021 2022 Australia 3,677 1,866 1,773 1,811 1,667 77% South Africa 4,880 2,495 2,317 2,385 2,193 87% Ghana 7,035 1,054 1,109 5,981 6,029 100% Americas 7,359 828 639 6,531 6,264 98% Corporate 133 121 119 12 0 72% Total 23,084 6,364 5,957 16,720 16,153 88% 1 Total workforce Key human resources metrics (end-December) Category 2022 2021 2020 2019 2018 Total workforce 23,084 22,110 18,412 17,656 17,611 Historically Disadvantaged Persons (HDPs) employees (%)1 78 75 73 59 72 HDPs employees – senior management (%)1 62 53 51 52 43 Minimum wage ratio2 2.41 1.78 1.71 1.97 2.40 Female employees (%) 23 22 20 20 19 Ratio of basic salary men to women 1.03 1.30 1.31 1.14 1.25 Employee wages and benefits (US$m)3 468 463 412 395 442 Average training spend per employee (US$) 1,411 1,397 1,211 1,912 2,469 Employee turnover (%) 16 12 6 16 354 1 South Deep and Corporate Office only: Excluding foreign nationals but including white females 2 Entry-level wage compared with local minimum wage. The minimum wage ratio has improved significantly due to the inflationary increase and special adjustments applied as per our reward practices, with increases greater than the minimum wage increase in each region. South Africa and Peru reflects the highest ratio of lowest earners against the in-country minimum wage of 2.85 and 5.37 respectively. This ratio excludes Ghana, as the region only employs management-level employees with the transition to contractor mining 3 This excludes benefits paid to employees working on capital projects 4 High turnover due to South Deep restructuring and transition to Tarkwa contractor mining Gold Fields Integrated Annual Report 2022 IAR 40

Modernisation Many of our modernisation initiatives have significant safety and health benefits for our workforce, including collision avoidance and awareness in vehicles, teleremote operations, and trialling underground zero-emission vehicles. See the infographic below for an overview of the strategy and our key initiatives supporting it In terms of decarbonisation, we have several initiatives in place to achieve our commitment to reducing Gold Fields’ carbon footprint. Some of our key decarbonisation initiatives are: &#9;z Battery electric vehicles (BEV): We are trialling numerous BEV equipment, including tool carriers and underground trucks, loaders and light vehicles within Australia operations in partnership with, technology suppliers and original equipment manufacturer (OEM) &#9;z Diesel electric vehicles: We have an agreement with Epiroc, an OEM, to develop a diesel electric MT65 truck; we aim to trial the prototype at Granny Smith in 2024 &#9;z Microgrid development: We are completing several wind and battery reviews and studies at our mines in Australia in addition to their current solar and wind farms. At South Deep, we are exploring wind energy technology in addition to solar &#9;z Industry collaboration: We are working with industry working groups such as ICMM’s Cleaner Safer Vehicle initiative, Charge On Innovation Challenge and The Electric Mine Consortium to accelerate implementation of greener, safer vehicles for the industry &#9;z Energy management (ISO 50001): Regional energy champions continue to implement projects to reduce energy-related emissions by using new and existing technologies. All our mines will be certified to the ISO 50001 standard by end-2023, which provides a practical management system to optimise energy use Digitalisation and decarbonisation drive the future of mining, and Gold Fields is committed to developing digitally connected, safer mines with a zero- carbon footprint. As part of our new Group strategy, we integrated our Modernisation Strategy into our asset optimisation initiatives. To deploy the new Group strategy, we developed integrated asset optimisation and modernisation charters. This requires an asset optimisation framework that outlines the structures, skills and culture required to enable the strategy. In 2022, we selected BCG as external consultancy to develop this framework. Once it is completed, scheduled for Q3 2023, we will re-evaluate our Modernisation Strategy to ensure it aligns with the new framework. Our current Modernisation Strategy is based on a portfolio management approach and ensures we progress towards the Gold Fields Mine of the Future through three maturity horizons. We made significant progress in 2022, with some operations transitioning to Horizon 2 and exploring Horizon 3 opportunities. Visualises operations through real-time data and insights to plan the approach for Horizons 2 and 3 Integrates and optimises processes and systems over a three to seven-year period, working towards Horizon 3 Focuses on the Gold Fields Mine of the Future to deliver the future state of the Group’s mines Key initiatives Integrated operating centres: &#9;z In place at South Deep, Granny Smith and Cerro Corona; in the design phase at St Ives &#9;z First remote operating centre in place at Salares Norte to connect the mine with the head office in Santiago Wireless network deployments: &#9;z Installing Mesh (Wi-Fi) and LTE (4G) in our open-pit mines in Australia &#9;z Upgrading Tarkwa’s wireless network to a fluid mesh network as the existing networks have become obsolete &#9;z Growing our new-generation wireless networks (Wi-Fi) at our underground mines &#9;z Extended LTE (4G) networks into the working areas at Granny Smith, enabling a map deployment equivalent to Google Maps for underground Data reporting and insights: &#9;z Implementing data collection platforms at our sites to enable automated reporting and insights, including Trimble Connected Mine (a platform that combines data from different sources to produce a central, trusted source of information for productivity, reducing risk and reliable planning) Mobile devices: &#9;z Implementing handheld mobile devices for tasks like booking overtime and digitally plotting production data across sites Fatigue management systems: &#9;z Trialling underground and open-pit fatigue management systems within the Australian operations, with good success on surface, but more work needed underground &#9;z Progressing well on South Deep’s collision avoidance programme in line with new government regulations &#9;z Fully integrated Damang’s Hexagon Fatigue management into the business with wellness reviews conducted on employees with chronic fatigue Key initiatives Teleremote operations: &#9;z Implementing teleremote solutions in underground loaders at South Deep in line with mine design changes Integrated data platforms: &#9;z Deploying and commissioning an integrated mine operations data platform at Granny Smith in collaboration with the ERDi 4.0 test lab based on manufacturing ISA 95 standards. The ERDi is Australia’s official centre of excellence for Industry 4.0 in the energy and resources sector &#9;z Planning for deployment of the integrated mine operations data platform at St Ives Invincible in 2024, following success at Granny Smith Equipment automation: &#9;z Developing our first underground automated truck, which is scheduled to be trialled at Granny Smith in H2 2023. The purpose of this trial is to validate autonomous truck haulage over shift change when the mine is evacuated for blasting &#9;z In Australia, we are collaborating with METS Ignited and a number of technology providers to develop an automated platform to enable autonomous hole cleaning, preparation and surveying, with the long-term goal of enabling autonomous charging and scaling Horizon 1 Foundational phase Horizon 2 Transformational phase Horizon 3 Mine-of-the-Future phase GOLD FIELDS’ MODERNISATION STRATEGY IAR 41 MAXIMISE POTENTIAL FROM CURRENT ASSETS

After the impact of Covid-19 and associated government restrictions on our business in 2020 and 2021, during 2022 we experienced a somewhat normalised operating environment. Apart from restrictions imposed by the Chilean government in H1 2022, our operations reported no Covid-19-related output constraints during the year. However, the gold industry was not without challenges, and faced significant inflationary headwinds in 2022. At a Group level, we recorded effective mining inflation of 10.7% during the year, with all regions except Chile and South Africa recording double-digit cost inflation. While all cost inputs faced upward pressure in 2022, oil and wage increases were the main drivers of the double-digit mining inflation in the sector. The inflationary pressures carried into 2023, with initial indications of the trend continuing for the first half of the year before some relief expected during H2 2023. The political backdrop also became significantly more challenging in some of Gold Fields’ operating countries. The political reform and proposed constitutional amendment in Chile, while ultimately rejected in a popular referendum, provided an uncertain background in a country where we are investing just over US$1bn in developing Salares Norte. Similarly, the social and political unrest in Peru – which did not affect production at Cerro Corona – is equally concerning, and has impacted our mining peers in the southern part of the country. More recently, developments in Ghana have been particularly troubling. In response to the worsening economic and fiscal situation, with high public debt and surging inflation, the government is seeking to aggressively increase revenues through higher tax revenues. The mining industry is one of the sectors targeted by this campaign. Despite these developments, 2022 was a year in which Gold Fields’ regionalised operating model proved its worth, with all our regions achieving their 2022 plans. Gold Fields was one of the few producers in our global peer group to maintain and meet our production and cost guidance issued at the beginning of 2022. While this is a testament to the good work and strict cost control undertaken at each operation, currency movements did provide a tailwind in Australia and South Africa during the year. The Australian Dollar weakened by 8% against the US Dollar to average A$1/US$0.69, while the South African Rand weakened by 11% to average R16.37/US$1. South Deep continued its strong momentum into 2022 and maintained its pace throughout the year. With the release of our Q3 2022 operating update in November, the mine’s guidance was increased by 4% – which it managed to achieve. Production is expected to increase by 6% in 2023, and the mine is on track to reach the 380koz run rate by the end of 2024. While construction teams at Salares Norte continued making good progress, the effects of Covid-19 and severe weather conditions experienced in 2021 continued to affect activities on-site during 2022. In addition, ongoing skills sourcing challenges faced by the operation’s main contractor in the latter part of 2022 and the start of 2023 further impacted construction activities. Indications are that first production will probably only be achieved during Q4 2023. Still, at the end of December 2022, total project progress was at 87% completion. For more information on Salares Norte’s progress, refer to p85. Production and cost performance Group operational performance   2023 guidance1 2022 actual 2022 guidance (revised) 2021 actual Prod (Moz) AIC (US$/oz) Prod (Moz) AIC (US$/oz) Prod (Moz) AIC (US$/oz) Prod (Moz) AIC (US$/oz) Group 2.25 – 2.30 1,480 – 1,520 2.40 1,320 2.31 – 2.36 1,370 – 1,410 2.34 1,297 1 Excluding Asanko Gold Fields’ attributable gold-equivalent production increased by 3% to 2.40Moz in 2022 (2021: 2.34Moz). Excluding Asanko, attributable production was 2.32Moz, above the guidance for the year of 2.25Moz – 2.29Moz. AIC for 2022 was US$1,320/oz, a 2% increase from US$1,297/oz in 2021. This was short of the lower end of guidance, which ranged between US$1,370/oz – US$1,410/oz, driven by currency tailwinds in Australia and South Africa, together with deferred capital spend on Salares Norte. AISC for the year amounted to US$1,105/oz (2021: US$1,063/oz), slightly lower than the guidance range of US$1,140/oz – US$1,180/oz. The 2022 reporting period was another year of significant capex for Gold Fields, driven primarily by the project capex of US$286m at Salares Norte. The Group maintained capex levels that, we believe, are important to ensure the longevity of the portfolio. Total capex (excluding Asanko) decreased to US$1,069m from US$1,089m in 2021. This comprised sustaining capex of US$657m and project capital of US$412m. The increase in sustaining capex is mainly attributable to increased expenditure on capital waste mining and tailings storage facilities (TSFs) at Tarkwa, solar plant construction and TSF extension at South Deep, and increased development and waste stripping activities at our Australian operations. Regional capex included: &#9;z Australia: Our Australian mines increased capex to A$457m (US$317m) in 2022 from A$447m (US$336m) in 2021, mainly due to increased pre-strip activities at the Neptune pit at our St Ives mine, the mill crushing circuit upgrade at Agnew and development of the Z135 area at Granny Smith Gold Fields Integrated Annual Report 2022 IAR 42

&#9;z South Africa: Total capex at South Deep increased by 47% year-on-year to R1,943m (US$119m) in 2022, up from R1,320m (US$89m) in 2021. The increase in capex was mainly driven by increased spending on the 50MW solar plant and the TSF extension &#9;z Ghana: Total capex (excluding Asanko) increased by 24% to US$289m in 2022 from US$232m in 2021, driven by higher capital waste stripping and the construction of a new TSF at Tarkwa &#9;z Americas: At Cerro Corona, capex decreased by 17% to US$46m in 2022 from US$56m in 2021, mainly due to decreased construction activities at the waste storage facilities. We spent capex of US$296m on Salares Norte during 2022 (2021: US$375m) as the project progressed to 87% completion as at end-2022 We expect Group attributable gold- equivalent production (excluding Asanko) to range between 2.25Moz – 2.30Moz in 2023. AISC is expected to be between US$1,300/oz and US$1,340/oz, with AIC expected to be between US$1,480/oz and US$1,520/oz. Total capex for the Group is expected to range between US$1.11bn and US$1.17bn in 2023, with sustaining capital ranging between US$820m and US$850m. The increase in sustaining capital is largely driven by capital stripping at Salares Norte, as well as capital related to the pre-stripping of additional stages of the Gruyere pit, together with an upgrade of the mine’s pebble crusher. REGIONAL PERFORMANCES South Africa 2023 guidance 2022 actual 2022 guidance 2021 actual Prod AIC Prod AIC Prod1 AIC Prod AIC South Deep 10,800kg (347koz) R730,000/kg (US$1,330/oz) 10,200kg (328koz) R713,624/kg (US$1,356/oz) 10,000kg (322koz) R755,000/kg (US$1,510/oz) 9,102kg (293koz) R655,826/kg (US$1,379/oz) South Deep continued to improve across most key performance measures during 2022. Production was in line with the ramp-up plan towards an annual gold output of 12t from 2024. Productivity improvement programmes introduced in 2019 are delivering sustainable results, and further enhancements will ensure continued delivery. Gold production increased by 12% to 10,200kg (328koz) in 2022 from 9,102kg (293koz) in 2021. This increase was due to improved efficiencies resulting in increased volumes mined and processed, as well as improved mine call factor and plant recovery factors. The deliberate transition from the current mine to the area North of Wrench – the so-called new mine – continued during 2022. The contribution of mining from North of Wrench increased to 81% in 2022 from 71% in 2021, with the contribution from the current mine decreasing in equal measure (down to 19% in 2022 from 29% in 2021). Total development at South Deep increased by 13% to 11,594m in 2022 from 10,282m in 2021 as a result of improved operational efficiencies and additional drill rig availability, in line with the ramp-up plan. Secondary support decreased by 16% during the year due to less backlog and rehabilitation support requirements, while backfill increased by 12% as more stopes were available for backfilling. AISC decreased by 1% to R680,931/kg (US$1,294/oz) in 2022 from R622,726/ kg (US$1,310/oz) in 2021, while AIC declined by 2% to R713,624/kg (US$1,356/oz) from R655,826/kg (US$1,379/oz) in 2021. Currency movements during the year had a positive 11% impact on AIC in US Dollar terms. Total capex increased by 47% to R1.9bn (US$119m) in 2022 from R1.3bn (US$89m) in 2021, driven by a 58% increase in sustaining capex to R1.6bn (US$98m). This increase was underpinned by the increased spend on the solar plant (R547m (US$35m)) and the Doornpoort TSF extension (R123m (US$8m)) in 2022. Encouragingly, South Deep generated adjusted FCF of R2.1bn (US$129m) in 2022, a 47% increase from the R1.4bn (US$97m) recorded in 2021. This is the fourth consecutive year of positive cash-flow. 2023 guidance: &#9;z Gold production: 10,800kg (347koz) &#9;z Capex: R1,855m (US$109m) &#9;z AISC, AIC: R730,000/kg (US$1,330/oz) The Twin Shafts at our South Deep mine in South Africa IAR 43 MAXIMISE POTENTIAL FROM CURRENT ASSETS

Production and cost performance continued Australia 2023 guidance 2022 actual 2022 guidance 2021 actual Prod AIC Prod AIC Prod AIC Prod AIC St Ives 380koz A$1,770/oz (US$1,240/oz) 377koz A$1,594/oz (US$1,104/oz) 380koz A$1,585/oz (US$1,205/oz) 393koz A$1,385/oz (US$1,040/oz) Agnew 240koz A$1,910/oz (US$1,335/oz) 239koz A$1,875/oz (US$1,298/oz) 251koz A$1,765/oz (US$1,340/oz) 223koz A$1,741/oz (US$1,308/oz) Granny Smith 272koz A$1,760/oz (US$1,235/oz) 288koz A$1,691/oz (US$1,171/oz) 267koz A$1,710/oz (US$1,300/oz) 279koz A$1,545/oz (US$1,161/oz) Gruyere (50%) 177koz A$1,685/oz (US$1,180/oz) 157koz A$1,431/oz (US$991/oz) 155koz A$1,265/oz (US$960/oz) 123koz A$1,541/oz (US$1,158/oz) Region 1,069koz A$1,790/oz (US$1,250/oz) 1,061koz A$1,659/oz (US$1,150/oz) 1,053koz A$1,612/oz (US$1,225/oz) 1,019koz A$1,526/oz (US$1,146/oz) The Australian region is the largest producer in Gold Fields’ portfolio, with the four mines contributing 44% to Group attributable production and approximately half of FCF in 2022. The mines delivered another solid operational performance in 2022, maintaining annual production above the 1Moz level – a milestone achieved in 2020 for the first time since 2015. In 2022, gold production increased by 4% to 1,061koz, up from 1,019koz in 2021. AIC increased by 9% to A$1,659/oz (US$1,150/oz) in 2022 from A$1,526/oz (US$1,146/oz) in 2021. This was due to higher capex and higher cost of sales before amortisation and depreciation as a result of inflationary increases and structural cost increases, particularly at the Granny Smith underground mine. Western Australia experienced an extremely competitive labour market during 2022, driven by buoyant commodity prices and travel restrictions imposed by Covid-19-related measures. Consequently, wage inflation at our Australian operations remained high in 2022 due to escalating wage increases driven by labour shortages and several retention measures introduced to limit the turnover of critical skills. We expect 2023 to be another year of higher-than- normal labour inflation as these skills challenges persist for at least the first half of the year. The Australia region reported adjusted FCF of A$623m (US$431m) in 2022 compared with A$621m (US$466m) in 2021. Mine performances At St Ives, production decreased by 4% to 377koz in 2022 from 393koz in 2021, which is slightly below guidance of 380koz. AIC increased by 15% to A$1,594/oz (US$1,104/oz) in 2022 from A$1,385/oz (US$1,040/oz) in 2021 due to lower ounces sold, higher cost of sales before amortisation and depreciation and rising capex. Capex was up 6% to A$145m (US$101m) in 2022 from A$138m (US$103m) in 2021, reflecting increased pre-stripping of the Neptune stage seven open pit. St Ives generated adjusted pre-tax FCF of A$379m (US$262m) for the year. A review of the mine’s brownfields exploration activity in 2022 is detailed on p86. 2023 guidance: &#9;z Gold production: 380koz &#9;z Capex: A$191m (US$134m), of which A$154m (US$108m) is sustaining capex and A$37m (US$26m) non- sustaining capex &#9;z AISC: A$1,620/oz (US$1,135/oz) &#9;z AIC: A$1,770/oz (US$1,240/oz) At Agnew, gold production rose by 7% to 239koz during the year from 223koz in 2021 – 5% lower than guidance of 251koz. AIC increased by 8% to A$1,875/oz (US$1,298/oz) in 2022 from A$1,741/oz (US$1,308/oz) in 2021 due to increased capex and inflationary pressures on commodity inputs and employee and contractor costs. The production and capital cost increases were partially offset by the improved volumes of gold sold. Total capex increased by 5% to A$123m (US$85m) in 2022 from A$117m (US$88m) in 2021. Sustaining capex was up by 5% to A$79m (US$54m) in 2022 from A$75m (US$56m) in 2021 following a 100-room expansion of the accommodation village. Non-sustaining capex increased by 4% to A$44m (US$31m) in 2022 from A$43m (US$32m) in 2021, mainly due to the replacement of a crushing circuit. Agnew generated adjusted pre-tax FCF of A$162m (US$112m) in 2022, compared with A$149m (US$112m) in 2021. A review of the mine’s brownfields exploration activity in 2022 is on p86. 2023 guidance: &#9;z Gold production: 240koz &#9;z Capex: A$125m (US$88m), of which A$107m (US$75m) is sustaining capex and A$18m (US$13m) non-sustaining capex &#9;z AISC: A$1,780/oz (US$1,245/oz) &#9;z AIC: A$1,910/oz (US$1,335/oz) At Granny Smith, production increased by 3% to 288koz in 2022 from 279koz in 2021, which was 8% ahead of the 267koz guided for the year. AIC rose by 9% to A$1,691/oz (US$1,171/oz) in 2022 from A$1,545/oz (US$1,161/oz) in 2021, due to increased capex and inflationary pressures on commodity inputs, as well as escalating employee and contractor costs. Total capex increased by 6% to A$141m (US$98m) in 2022 from A$134m (US$100m) in 2021. Sustaining capex rose by 2% to A$88m (US$61m) in 2022 from A$86m (US$64m) in 2021 due to increased expenditure on a new TSF. Non-sustaining capex increased by 11% to A$53m (US$37m) in 2022 from A$48m (US$36m) in 2021, mainly due to increased expenditure on developing the Z135 underground area of the Wallaby mine. The mine generated adjusted pre-tax FCF of A$280m (US$194m) in 2022, compared with A$214m (US$161m) in 2021. Gold Fields Integrated Annual Report 2022 IAR 44

A review of the mine’s brownfields exploration activity in 2022 is on p86. 2023 guidance: &#9;z Gold production: 272koz &#9;z Capex: A$117m (US$82m), of which A$88m (US$62m) is sustaining capex and A$29m (US$20m) non-sustaining capex &#9;z AISC: A$1,630/oz (US$1,145/oz) &#9;z AIC: A$1,760/oz (US$1,235/oz) At Gruyere, a 50/50 JV with Gold Road Resources, gold production (on a 100% basis) increased by 28% to 315koz in 2022, up from 247koz in 2021 due to increased ore processed at higher grade. AIC decreased by 7% to A$1,431/oz (US$991/oz) in 2022 from A$1,541/oz (US$1,158/oz) in 2021, mainly due to higher gold sold and lower capex, partially offset by higher cost of sales before amortisation and depreciation. Capex (on a 50% basis) decreased by 18% to A$48m (US$33m) in 2022 from A$58m (US$44m) in 2021, reflecting completion of pre-stripping of stages two and three of the pit. Gruyere generated adjusted pre-tax FCF (on a 50% basis) of A$152m (US$106m) in 2022, compared with a cash-flow of $79m (US$60m) in 2021. 2023 guidance: &#9;z Gold production: 170koz – 185koz (50% basis) &#9;z Capex: A$98m (US$69m) (50% basis), all of which is sustaining capex &#9;z AISC: A$1,665/oz (US$1,170/oz) &#9;z AIC: A$1,685/oz (US$1,180/oz) Peru Production overview 2023 guidance 2022 actual 2022 guidance 2021 actual Gold-only production 126koz 129koz 120koz 113koz Copper production 27.0kt 27.0kt 27.0kt 26.0kt Gold-equivalent production 255koz 261koz 255koz 248koz AIC US$570/oz US$444/oz US$500/oz US$230/oz AIC eq-oz US$1,070/oz US$998/oz US$990/oz US$1,040/oz Gold-equivalent production at Cerro Corona increased by 5% to 261koz in 2022 from 248koz in 2021, driven by the selective processing of higher-grade ore together with higher gold and copper recoveries. AIC on a gold-equivalent basis decreased by 4% to US$998/oz from US$1,040/oz in 2021, mainly due to higher equivalent ounces sold and lower capex, partially offset by higher operating costs driven by inflation. In line with the higher equivalent ounces sold, adjusted FCF increased by 33% to US$76m in 2022, compared with US$57m in 2021. This includes a US$13m income tax refund from the Peruvian tax authority related to a deduction associated with the 2021 copper hedge collar. 2023 guidance: &#9;z Gold-only production: 126koz &#9;z Copper production: 27kt &#9;z Gold-equivalent production: 255koz &#9;z Capex: US$45m &#9;z AISC (Au-eq): US$1,010/oz &#9;z AIC (Au-eq): US$1,070/oz &#9;z AISC: US$450/oz &#9;z AIC: US$570/oz The processing plant at our Gruyere mine in Western Australia IAR 45 MAXIMISE POTENTIAL FROM CURRENT ASSETS

Production and cost performance continued Ghana 2023 guidance 2022 actual 2022 guidance 2021 actual Prod AIC Prod AIC Prod AIC Prod AIC Tarkwa 545koz US$1,390/oz 532koz US$1,248/oz 515koz US$1,230/oz 522koz US$1,155/oz Damang 136koz US$1,830/oz 230koz US$1,083/oz 229koz US$1,030/oz 254koz US$852/oz Asanko&sup1; NA NA 77koz US$1,435/oz NA NA 95koz US$1,559/oz Region NA NA 838koz US$1,220/oz NA NA 871koz US$1,112/oz &sup1; 45% stake, equity-accounted The Ghanaian region is the second- biggest producer in Gold Fields’ portfolio, contributing 32% to Group attributable production in 2022. Gold Fields has a shareholding of 90% in Tarkwa and Damang, while the Ghanaian government holds the remaining 10% on a free carry basis. At Asanko, Gold Fields and Galiano Gold, which manages the mine, hold 45% each and the Ghanaian government the remaining 10%. Total managed gold production for the region decreased by 4% to 838koz in 2022 from 871koz in 2021, mainly due to decreased production at Damang because of the completion of the Damang pit cutback. Asanko’s production was also lower as the mine treated the lower grade stockpiles due to the temporary cessation of mining activities in July 2022. AIC for the region increased by 10% to US$1,220/oz in 2022 from US$1,112/oz in 2021, amid cost inflation and higher AIC at Damang. The region reported adjusted FCF (excluding Asanko) of US$219m in 2022, compared with US$292m in 2021. Mine performances Tarkwa’s production increased by 2% to 532koz in 2022 (2021: 522koz) and was 3% ahead of guidance of 515koz. AIC increased by 8% to US$1,248/oz in 2022 from US$1,155/oz in 2021 due to increased capex and higher cost of sales before amortisation and depreciation, partially offset by improved ounces sold. Tarkwa generated adjusted FCF of US$161m in 2022, compared with US$194m in 2021. Subsequent to year-end, Gold Fields announced a proposed JV between Tarkwa and AngloGold Ashanti’s neighbouring Iduapriem mine. The proposal is being negotiated with the Ghana government (p83). 2023 guidance: &#9;z Gold production: 545koz &#9;z Capex: US$243m (all sustaining) &#9;z AISC/AIC: US$1,390/oz Damang produced 230koz in 2022, which is 10% lower than the 254koz produced in 2021 but in line with guidance. AIC increased by 27% to US$1,083/oz in 2022 from US$852/oz in 2021, due to lower production, higher capex and increased cost of sales before amortisation and depreciation. Damang recorded adjusted FCF of US$58m in 2022. As previously guided, 2022 was the last full production year at the mine under the Damang Pit Cutback project. In 2023, production will be a combination of mining the Huni pit and processing ore stockpiles. As a result, the level of production will be significantly lower than in 2022, as indicated in the guidance below. 2023 guidance: &#9;z Gold production: 136koz &#9;z Capex: US$7m, all of which is sustaining capex &#9;z AISC/AIC: US$1,830/oz Asanko produced 170koz in 2022 – of which 77koz was attributable to Gold Fields – a 19% decrease from 2021 due to the lower yield, which declined by 17% to 0.91g/t in 2022 from 1.10g/t in 2021. AIC decreased by 8% to US$1,435/oz in 2022 from US$1,559/oz in 2021, due to lower cost of sales before amortisation and depreciation and lower capex, partially offset by lower gold ounces sold. Asanko produced adjusted FCF of US$42m in 2022. Gold Fields is current reviewing its 45% stake in Asanko. 2023 guidance: By end-March 2023, Gold Fields was not in a position to verify Asanko’s 2023 production and cost guidance provided by Galiano Gold. Gold Fields Integrated Annual Report 2022 IAR 46

Financial performance CAPITAL ALLOCATION AND DEBT MANAGEMENT Gold Fields’ 2022 capital allocation priorities were to maintain the necessary levels of sustaining capex, invest in our Salares Norte project, continue reducing our debt, and adhere to our Dividend Policy. Pleasingly, we achieved all these objectives despite significant headwinds in the form of double-digit mining inflation and disruptions associated with the terminated Yamana Gold acquisition. The Group reduced its net debt by US$265m to US$704m, resulting in a net debt:EBITDA ratio of 0.29x. This compares with net debt of US$969m and a net debt:EBITDA ratio of 0.40x at 31 December 2021. Excluding lease liabilities, core net debt amounted to US$310m at the end of 2022. Throughout the cycle, Gold Fields has maintained the capex levels we believe are essential to ensure the longevity of our portfolio. Group capex amounted to US$1,069m in 2022 compared with US$1,089m in 2021, comprising sustaining capex of US$656m (2021: US$576m) and growth capex of US$413m (2021: US$513m). Looking ahead, our 2023 capital allocation priorities will again be informed by our strategy to improve the quality of our asset base and extend the life-of- mine of our portfolio while balancing returns to shareholders. As such, we will allocate the FCF we generate to: &#9;z Funding Salares Norte: US$227m is budgeted for the continued construction of Salares Norte during 2023 &#9;z Maintaining levels of sustaining capex: Given the significant cost inflation faced by the gold industry over the past two years, the capital intensity required to sustain our assets has increased. As such, we believe spending US$350/oz – US$400/oz in sustaining capital is essential to ensuring the long-term health of the production base &#9;z Rewarding shareholders with dividends: Gold Fields has a long and well-established policy of rewarding shareholders by paying out between 25% and 35% of normalised earnings as dividends. Recognising the windfall received from the Yamana Gold break fee and our strong financial performance, Gold Fields declared a total dividend of R7.45/share in 2022, which translates to 47.2% of normalised earnings for the year – far exceeding the upper end of the Group’s payout range. We have enhanced our Dividend Policy to pay out between 30% and 45% of normalised earnings from 2023 onwards &#9;z Further reducing net debt and strengthening the balance sheet: Although the Group continued to decrease its net debt and net debt:EBITDA ratio during 2022, management believes that decreasing our debt levels further would be favourable For 2023, we budgeted total capital of US$1,110m – US$1,170m, comprising sustaining capital of US$820m – US$850m and non-sustaining capital of US$290m – US$320m. The vast portion of the growth capital will be spent at Salares Norte, with US$227m in project capital budgeted for the year. In 2022, we spent US$286m in growth capital on Salares Norte, bringing total project spend to US$758m at end-December 2022. Taking into account escalation and delays, total project cost is expected to be approximately US$1,020m. Liquidity profile Gold Fields actively manages the liquidity and maturity profile of the Group’s debt. However, we did not undertake any refinancing activities during 2022 given the uncertain outcome of the proposed Yamana Gold acquisition. We were last active in the bond market in 2019, when we refinanced a number of bonds. In May 2019, we raised two new bonds, extending and staggering the maturity profile. A total of US$1bn was raised at an average coupon of 5,625%, with the maturity spread between five (2024) and 10 years (2029). During 2023, we plan to refinance the following three revolving credit facilities (RCF), which are scheduled to run out this year: &#9;z US$1.2bn RCF &#9;z A$0.5bn RCF &#9;z R2.5bn RCF Hedging Given the cyclical nature of our business and the volatility of the gold price, Gold Fields has implemented an active hedging programme in recent years. We do not enter long-term systematic hedges, but instead regularly evaluate the Company’s position and outlook to determine whether short-term hedging is appropriate. Our policy allows for hedging to protect cash-flows: &#9;z During times of significant capital expenditure &#9;z For specific debt servicing requirements, and &#9;z To safeguard the viability of higher- cost operations We did not have any revenue hedges (gold and copper price) in place during 2022, but did have a currency hedge on the Chilean Peso, as well as the oil hedges in Ghana and Australia. These hedges matured on 31 December 2022, and from the beginning of 2023 the business has not had any hedges in place. For full details of our hedges, see the table below: Table of 2022 hedges Hedge Country Quantity hedged Hedging instrument and price Hedge term Chilean Peso hedge Chile US$545m Exchange rate of ChP836 per US$1 July 2020 – Dec 2022 Oil Ghana 123Ml (50% of annual diesel consumption) Swaps; Equivalent Brent crude swap price US$75.80/bbl Jan 2020 – Dec 2022 Australia 75Ml (50% of annual diesel consumption) Swaps; Equivalent Brent crude swap price US$74.00/bbl Jan 2020 – Dec 2022 IAR 47 MAXIMISE POTENTIAL FROM CURRENT ASSETS

FINANCIAL STRATEGY Gold Fields has a prudent approach to balance sheet management, with one of our strategic priorities being to reduce our gearing. Despite the elevated capex levels over the past four years, we managed to reduce our net debt from a peak of US$1,664bn in 2019 to US$704m at end-December 2022 (US$310m, excluding lease liabilities). Given the cyclical nature of the gold industry, along with the limited control we have over key cost drivers – such as the gold price, currencies, wage inflation and the oil price – we aim to reduce our debt further to take advantage of value-adding opportunities. Gold Fields’ business strategy focuses on growing margin and FCF through the cycle. However, given the finite nature of our mines, ongoing investment is necessary to ensure the longevity of the portfolio. 2022 was another year of relatively high capex, with US$286m spent on advancing the Salares Norte project in Chile. Despite this, higher-than- planned gold prices enabled us to adhere to our well-established Dividend Policy and reduce the Group’s net debt by a further US$265m during the year. The 2023 financial year will again see significant investment into the Group’s assets, with US$227m budgeted for the Salares Norte project. Financial highlights The high gold price again provided a tailwind to Gold Fields’ financial results in 2022. While the average gold price received by the Group decreased slightly in US Dollar terms to US$1,785/oz, the weakening of our key operating currencies meant the average Australian Dollar gold price increased by 8% to A$2,592/oz and the average South African Rand gold price increased by 11% to R943,581/kg. Group revenue increased to US$4.29bn in 2022 from US$4.20bn in 2021. Cost of sales before amortisation and depreciation increased by 6% to US$1.76bn in 2022. AIC at US$1,320/oz and AISC at US$1,105/oz increased by 2% and 4%, respectively, from 2021 to 2022 – but were both below guidance for the year. Other salient features during 2022 included the following: &#9;z Royalty expenses decreased by 2% to US$110m &#9;z The Group’s taxation charge increased by 4% to US$442m from US$425m in 2021, with normal taxation increasing by 6% to US$475m (2021: US$449m) &#9;z Total capex decreased by 2% to US$1,069m in 2022 from US$1,089m in 2021, in line with guidance &#9;z Total impairments amounted to US$505m (pre-tax), driven by an increase in discount rates together with inflationary cost pressures experienced in 2022. The biggest impairments were at Tarkwa (US$325m pre-tax, US$220m post-tax), Cerro Corona (US$63m pre-tax, US$44m post-tax) and Far Southeast (US$114m) which was written down to a carrying value of nil Considering the above, earnings for 2022 totalled US$711m – a 10% decrease from the US$789m reported in 2021 – while normalised earnings decreased by 7% to US$860m (2021: US$929m). We provide a detailed analysis of our financial performance in the management’s discussion and analysis of the Group’s Annual Financial Statements on p67 – 114 of the 2022 AFR. The consolidated income statement, statement of financial position and cash-flow statement – extracted from the 2022 AFR – can be found on p49 – 51. Change room at our South Deep mine in South Africa Financial performance continued Gold Fields Integrated Annual Report 2022 IAR 48

Consolidated income statement for the year ended 31 December 2022  United States Dollar Figures in millions unless otherwise stated 2022 2021 2020 Revenue 4,286.7 4,195.2 3,892.1 Cost of sales (2,607.7) (2,374.9) (2,150.4) Investment income 13.3 8.3 8.7 Finance expense (72.5) (100.9) (126.7) Gain/(loss) on financial instruments 24.0 (100.4) (238.9) Foreign exchange gain/(loss) 6.7 (1.9) 8.6 Other costs, net (15.3) (49.2) (11.5) Share-based payments (6.9) (12.7) (14.5) Long-term Incentive Plan (29.0) (28.5) (51.3) Exploration expense (81.0) (60.6) (49.7) Share of results of equity-accounted investees, net of taxation 10.1 (32.0) (2.6) Yamana break fee 300.0 — — Yamana transaction costs (33.0) — — Restructuring costs (11.3) (1.3) (2.0) Silicosis settlement costs 2.2 0.7 (0.3) Impairment, net of reversal of impairment of investments and assets (505.0) (42.4) 50.6 Ghana expected credit loss (17.5) (41.1) (29.0) Profit/(loss) on disposal of assets 10.4 8.5 (0.2) Profit before royalties and taxation 1,274.2 1,366.8 1,282.9 Royalties (110.4) (112.4) (105.0) Profit before taxation 1,163.8 1,254.4 1,177.9 Mining and income taxation (442.1) (424.9) (432.5) Profit for the year 721.7 829.5 745.4 Profit attributable to: – Owners of the parent 711.0 789.3 723.0 – Non-controlling interests 10.7 40.2 22.4 721.7 829.5 745.4 Earnings per share attributable to owners of the parent: Basic earnings per share – cents 80 89 82 Diluted earnings per share – cents 78 88 81 Gold Fields Limited presents its income statement using the function method. Under the function method, investment income would have been disclosed under other income, gain/(loss) on financial instruments and foreign exchange gain/(loss) under other income/(expenses) and share-based payments and long-term incentive plan under other expenses. IAR 49 MAXIMISE POTENTIAL FROM CURRENT ASSETS

Consolidated statement of financial position at 31 December 2022 United States Dollar Figures in millions unless otherwise stated 2022 2021 ASSETS Non-current assets 5,535.7 5,927.7 Property, plant and equipment 4,815.7 5,079.1 Inventories 205.3 155.2 Equity-accounted investees 84.9 178.8 Investments 112.1 138.6 Environmental trust funds 98.8 88.1 Loan advanced – contractor 23.4 27.3 Deferred taxation 195.5 260.6 Current assets 1,802.4 1,421.1 Inventories 759.0 627.6 Trade and other receivables 198.0 263.7 Derivative financial assets — 5.1 Taxation receivable 76.0 — Cash and cash equivalents 769.4 524.7 Total assets 7,338.1 7,348.8 EQUITY AND LIABILITIES Equity attributable to owners of the parent 4,207.6 3,977.8 Stated capital 3,871.5 3,871.5 Other reserves (2,293.1) (2,116.3) Retained earnings 2,629.2 2,222.6 Non-controlling interests 131.9 152.3 Total equity 4,339.5 4,130.1 Non-current liabilities 2,213.2 2,396.3 Deferred taxation 399.8 500.9 Borrowings 1,079.3 1,078.1 Provisions 381.6 434.0 Lease liabilities 330.1 355.1 Long-term Incentive Plan 22.4 28.2 Current liabilities 785.4 822.4 Trade and other payables 600.7 577.7 Derivative financial liabilities — 6.8 Royalties payable 17.9 20.6 Taxation payable 53.6 115.9 Current portion of lease liabilities 64.1 60.4 Current portion of provisions 18.5 12.6 Current portion of Long-term Incentive Plan 30.6 28.4 Total liabilities 2,998.6 3,218.7 Total equity and liabilities 7,338.1 7,348.8 Gold Fields Integrated Annual Report 2022 IAR 50

Consolidated statement of cash-flows for the year ended 31 December 2022 United States Dollar Figures in millions unless otherwise stated 2022 2021 2020 Cash-flows from operating activities 1,379.2 1,230.2 1,111.4 Cash generated by operations 2,658.8 2,347.3 1,933.9 Interest received 12.1 7.4 7.6 Change in working capital (134.2) (89.4) (171.8) Cash generated by operating activities 2,536.7 2,265.3 1,769.7 Silicosis payment (0.7) (4.4) (3.5) Interest paid (97.2) (103.2) (127.2) Royalties paid (112.3) (108.8) (102.5) Taxation paid (611.7) (448.8) (278.7) Net cash from operations 1,714.8 1,600.1 1,257.8 Dividends paid (335.6) (369.9) (146.4) – Owners of the parent (304.4) (322.3) (137.7) – Non-controlling interest holders (30.3) (46.7) (7.6) – South Deep Black Economic Empowerment (BEE) dividend (0.9) (0.9) (1.1) Cash-flows from investing activities (1,072.2) (1,070.5) (607.4) Additions to property, plant and equipment (1,069.3) (1,088.7) (583.7) Capital expenditure – working capital 26.3 28.7 (7.1) Proceeds on disposal of property, plant and equipment 2.0 2.8 0.7 Purchase of investments (21.6) (27.4) (0.6) Redemption of Asanko Preference Shares — 5.0 37.5 Proceeds on disposal of investments 1.5 19.2 22.9 Loan advanced – contractors — — (68.4) Contributions to environmental trust funds (11.1) (10.1) (8.7) Cash-flows from financing activities (56.9) (510.5) (139.8) Loans raised 206.5 207.5 689.8 Loans repaid (197.9) (644.2) (1,014.2) Payment of principal lease liabilities (65.5) (73.8) (64.4) Proceeds from the issue of shares — — 249.0 Net cash generated/(utilised) 250.1 (350.8) 364.2 Effect of exchange rate fluctuation on cash held (5.4) (11.3) 7.6 Cash and cash equivalents at beginning of the year 524.7 886.8 515.0 Cash and cash equivalents at end of the year 769.4 524.7 886.8 IAR 51 MAXIMISE POTENTIAL FROM CURRENT ASSETS

Gold Fields Integrated Annual Report 2022 IAR 52 Employees at Gruyere’s solar plant in Western Australia

IAR 53 IN THIS SECTION Our ESG Charter and 2030 ESG targets 54 Environmental stewardship 72 Value creation for our stakeholders 55 Environmental stewardship 73 Stakeholder overview 59 Water management 74 Host communities 59 Energy and carbon management 75 Government 65 Tailings management 78 Human rights 70 Mine closure 79 Strategic Pillar 2 Build on our leading commitment to ESG We aim to protect the environment while we mine, invest meaningfully in host communities and adhere to the highest ethical standards in the course of our business. 2022 performance highlights Host community value created Water recycled or reused Serious environmental incidents US$913m 75% 0 Relevant Group risks POLITICAL RISK/RESOURCE NATIONALISM ESG SOCIAL LICENCE Resource nationalism, regulatory uncertainty and government imposts, including the Ghanaian economic and fiscal crisis and political uncertainty in Peru and Chile, and the weak economic outlook in South Africa ESG-related stakeholder expectations and activism Loss of social licence to operate and ability to create stakeholder value CLIMATE CHANGE WATER SECURITY Failure to implement climate change mitigation and adaptation measures Water pollution, security and reduction in freshwater consumption 4 11 8 13 10 BUILD ON OUR LEADING COMMITMENT TO ESG

Gold Fields Integrated Annual Report 2022 IAR 54 Our ESG Charter and 2030 ESG targets Sustainability has long been part of Gold Fields’ way of doing business, and ESG is integrated into the operational management of our mines and projects. Over the past few years, ESG has become increasingly critical to our stakeholders. In response to this, we pivoted from a functional approach to one that is strategic and makes a leading commitment to ESG. The Company’s long-term success depends on successful management of ESG. In December 2021, we took a significant step by committing to a range of 2030 ESG targets, which we started implementing last year. To create enduring value beyond mining, as our purpose statement compels us, we must address the following: &#9;z The urgent need to mitigate our operations’ impact on the environment and the communities around them, including focusing on climate change, tailings management, water stewardship, nature and integrated mine closure &#9;z Issues of broader societal responsibility, including ensuring the safety, health and wellbeing of our people, a diverse workforce, and addressing the needs and expectations of our stakeholders – particularly our host communities &#9;z The importance of entrenching and strengthening sound governance across the Company Our stakeholders – including employees, communities, governments, investors and civil society – increasingly demand we pay greater attention to ESG. Furthermore, these stakeholders require that we transparently disclose the impact of ESG, have mitigation measures in place and integrate ESG into our business strategy. Our ESG priorities, 2030 targets and 2022 performance Priority Category 2030 targets 2022 performance Comment More detail Safety, health, wellbeing and the environment Fatalities 0 1 Read more in the safety section p34 Serious injuries 0 5 Serious environmental incidents 0 0 Fourth consecutive year of zero serious environmental incidents Gender diversity Female representation 30% of total workforce 23% On track to meet 2030 target p39 Stakeholder value creation Total value creation for host communities 30% of total value creation 27% On track to meet 2030 target New legacy programmes for host communities 6 0 On track to meet 2030 target p59 Decarbonisation Reduce absolute emissions from 2016 baseline (Scope 1 and 2) 50% (18)% Achieved through energy efficiency initiatives and renewable energy projects as two major projects were commissioned in 2022 p75 Reduce net emissions from 2016 baseline (Scope 1 and 2) 30% +1% Increased net emissions in 2022. The impact of the new renewable projects will be felt in 2023 Tailings management Global Industry Standard on Tailings Management Conform by 2025 On track Priority facilities to comply by August 2023, the remainder by 2025 p78 Reduce the number of active upstream-raised TSFs 3 5 Working towards transition of Tarkwa TSFs 1 and 2 from upstream to downstream-raised facilities by end-2024 Water stewardship Water recycled or reused 80% of total water used 75% of total water used On track to meet 2030 targets p74 Reduce freshwater use from 2018 baseline 45% 41% Underpinned by a strong commitment to sound corporate governance, compliance and ethics p21

IN THIS SECTION How we create enduring value for our stakeholders  56 Host communities 59 Governments 65 Mining Charter Scorecard 68 Human rights 70 Value creation for our stakeholders The sustainability of our operations depends on mutually beneficial relationships with our key stakeholders. To support this, we engage constructively, transparently and openly to create enduring value for our stakeholders and the Company. Report to Stakeholders As part of our 2022 reporting suite, we will publish our fourth Report to Stakeholders in April. The report outlines, at a high level, the contributions we make to our key stakeholders and recent developments impacting our relationships with them. This report will be at www.goldfields.com/2022-annual-report-suite.php Employees inspecting our revegetated tailings dam at the Damang mine in Ghana IAR BUILD ON OUR LEADING COMMITMENT TO ESG 55

Gold Fields Integrated Annual Report 2022 IAR 56 How we create enduring value for our stakeholders Our strong stakeholder relationships and the value we distribute to our stakeholders support more than just our social licence to operate – they are at the core of our purpose of creating enduring value beyond mining. Recognising the crucial role of stakeholders to our business, in 2022, we established a Group-wide stakeholder engagement forum to oversee the implementation of the Stakeholder Engagement Strategy. Our disclosure of national economic contributions is in accordance with World Gold Council guidelines. Total and national value distribution by region and type 2022 (US$m) Employees SED spend1 Capital providers Business partners Governments National value distribution Australia 157 1 5 937 288 1,387 South Africa 110 62 2 333 33 454 Ghana 88 8 31 801 2144 1,142 Peru 42 6 4 229 57 337 Corporate 71 0 368 2 163 605 Total Gold Fields 4685 21 411 2,302 724 3,926 1 Socio-economic development spend in host communities, excluding spend by Salares Norte 2 Includes US$468k from the South Deep trusts 3 South Deep has carry-forward losses and allowances for offset against taxable income 4 This amount includes US$29m in dividends paid or declared to the Ghana government in lieu of their 10% shareholding in the Tarkwa and Damang mines 5 Excludes benefits paid to employees working on capital projects For more information, refer to our 2022 Report to Stakeholders at www.goldfields.com/2022-annual-report-suite.php  Host communities Number of engagements in 2022: 919 (2021: 817) Payments include procurement, employee wages and investment in SED US$21m invested in SED US$747m spent on host community procurement US$144m spent on host community employee wages Total: US$913m 52% host community employment Value distribution per region Australia South Africa Ghana Americas 37%45% 14% 4% Key concerns and expectations &#9;z Employment and procurement opportunities &#9;z Skills and enterprise development &#9;z Mitigation of adverse environmental impacts &#9;z Environmental resilience &#9;z Social investments &#9;z Assisting with social and economic hardship &#9;z Benefit-sharing agreements &#9;z Protection of culture and heritage Value created for host communities in response to their key concerns and expectations &#9;z Rolled out host community value creation initiatives, delivering 27% of total value created by Gold Fields to host communities &#9;z Created jobs and business opportunities through host community procurement &#9;z Unlocked opportunities for host community employment at our mines and through their contractors and suppliers, as well as in non-mining sectors &#9;z Invested in integrated community development, including health and wellbeing, environment and infrastructure &#9;z Expanded the skills base of our host communities through education and training opportunities &#9;z Provided support to enhance capacity in host community organisations &#9;z Negotiated agreements with host communities and Indigenous Peoples &#9;z Approved a pipeline of legacy programmes to positively impact host community and environmental resilience for roll-out from 2023 &#9;z Implemented stakeholder engagement plans For more information, refer to p59.

IAR 57 BUILD ON OUR LEADING COMMITMENT TO ESG Employees Payments include salaries and wages, benefits and bonuses US$468m paid in salaries and benefits 9,473 host community workforce Key concerns and expectations &#9;z A workplace culture that is physically and psychologically safe &#9;z A diverse, inclusive and enabling culture with opportunities for innovation &#9;z Learning and development opportunities &#9;z A refined operating model &#9;z A revised employee value proposition &#9;z A company that is ethical and sustainable Value created for employees in response to their key concerns and expectations &#9;z Cultivated a stringent safety and health culture, with a stronger focus on showing care &#9;z Optimised business processes and operational efficiencies &#9;z Continued to implement working practices to facilitate greater work-life balance and promote diversity and inclusion &#9;z Increased employee diversity &#9;z Surveyed employees to establish a clear profile of the status of harassment, discrimination and bullying, and committed to act on these findings &#9;z Provided clarity on the relative roles of our Corporate Office employees and those in the regions &#9;z Defined and communicated the desired company cultural attributes and leadership behaviours &#9;z Developed a career pathways framework to provide greater clarity on job requirements and career growth For more information, refer to p34. Value distribution per region Australia South Africa Ghana Americas Corporate 33% 19% 9% 24% 15% Business partners (contractors and suppliers) Payments include operations and capital procurement US$2,302m paid to suppliers and contractors 31% of mine operational and capital spend (excluding utilities) is with host community firms Key concerns and expectations &#9;z In-country and host community procurement of goods and services &#9;z Investment in enterprise and supplier development &#9;z Sustainable materials and supply chain stewardship &#9;z Payment times for host community small and medium-sized enterprise (SME) suppliers &#9;z Communication and engagement on issues relating to respectful workplaces and gender safety &#9;z Opportunities for businesses owned by women, Aboriginal people and Historically Disadvantaged People Value created for business partners in response to their key concerns and expectations &#9;z 97% of total procurement spend is from in-country businesses &#9;z Included all business partners in our health and safety management systems &#9;z Continued to improve payment times for SME host community suppliers – most of these businesses are now on 14-day payment terms &#9;z Launched an enterprise and supplier development (ESD) and procurement support programme at our South Deep mine, and established and capitalised two ESD funds &#9;z Worked with suppliers and contractors at our Australian mines on several initiatives to: ― Enhance communication and engagement on issues relating to gender safety ― Ensure comprehensive investigations are conducted into all complaints of sexual harassment, assault or bullying, with a strong focus on procedural fairness to all parties involved ― Ensure our work environments and camp facilities provide and support physical and psychological safety ― Review all ablution facilities across our sites and offices to ensure these meet an acceptable and consistent standard ― Promote host community and Aboriginal business participation in the value chain Value distribution per region Australia South Africa Ghana Americas 41%35% 10% 14%

Gold Fields Integrated Annual Report 2022 IAR 58 Value creation for our stakeholders continued Governments Number of engagements in 2022: 1,286 (2021: 1,065) Payments include mining royalties and land-use payments, taxes, duties and levies US$724m paid in taxes and royalties US$29m paid to the Ghana government in dividends, relating to its 10% stake in each of Damang and Tarkwa Key concerns and expectations &#9;z Compliance with all relevant legislation &#9;z Compliance with safety, health and environmental regulations &#9;z Respect for human rights &#9;z Payment of taxes, royalties and other levies &#9;z In-country employment and procurement &#9;z Socio-economic investments in host communities, particularly infrastructure-related investments &#9;z Avoidance of corruption &#9;z Contribution to delivery of the UN SDGs Value created for governments in response to their key concerns and expectations &#9;z Sourced over 96% of procurement from companies within the countries of operation &#9;z Over 87% of employees are nationals of the countries of operation &#9;z Paid royalties and taxes to host governments that, if utilised appropriately, can enable them to develop critical infrastructure &#9;z Invested in SED projects that contribute to the UN SDGs and also grow and sustain non-mining jobs For more information, refer to p65. Value distribution per region Australia South Africa Ghana Americas Corporate 22% 39% 8% 30% 1% Capital providers Number of engagements in 2022: 521 (2021: 468) Payments include interest and dividend payments US$411m paid to the providers of debt and equity capital Reduced net debt by US$265m Key concerns and expectations &#9;z Sustainable returns on investment &#9;z A strong balance sheet &#9;z Understanding of and demonstrated execution of Gold Fields’ strategy &#9;z Sound and ethical leadership &#9;z Succession planning for executive management &#9;z Progress on key ESG priorities &#9;z Delivering growth projects on time and within budget &#9;z Regular engagement on key events Value created for capital providers in response to their key concerns and expectations &#9;z Developed and maintained a strong portfolio of mines &#9;z Ensured continued improvement at South Deep &#9;z Remained committed to completing the Salares Norte project and delivering first gold in Q4 2023 &#9;z Continued life extension of our Australian operations &#9;z Continued funding development, maintenance and growth at our operations &#9;z Improved our share price and increased dividends with final dividend payout exceeding the upper end of range &#9;z Reduced net debt and maintained a strong balance sheet &#9;z Remained rooted in our strategy, despite the termination of the Yamana Gold transaction &#9;z Engaged extensively with shareholders and analysts Value distribution per region Australia South Africa Ghana Americas Corporate 1% 89% 1% 1% 8%

IAR 59 BUILD ON OUR LEADING COMMITMENT TO ESG Stakeholder overview  HOST COMMUNITIES Our host communities are a key Gold Fields stakeholder group, as their support underpins our social licence to operate which, in turn, impacts our ability to create enduring value. Our Group Community Policy Statement sets out our commitment to developing mutually beneficial relationships with our host communities, host governments and other key stakeholders through meaningful and transparent engagement. We aim to keep improving our social performance, strengthening our social licence to operate and delivering enduring value in collaboration with our host communities and governments. Host communities refer to the people who live in the vicinity of our operations and who have been or could be directly affected by our exploration, construction, operational or divestment activities. Each Group operation identifies its host communities to secure its legal and social licences to operate. In total, an estimated 500,000 people live in approximately 60 communities surrounding our eight mines (excluding Asanko). Our Group Community and Government Charter promotes an approach underpinned by building strong relationships and trust, creating and sharing enduring value, measuring our actions and impacts, and delivering against our promises. In accordance with the Charter’s commitments and our vision and purpose statements, our regions successfully implemented their annually updated government and community action plans in 2022. In 2016, Gold Fields started implementing a strategy aimed at enhancing host community value creation. At that point, we ranked losing our social licence to operate as the Group’s fifth-highest risk. This risk has decreased due to the successful implementation of our targeted Host Community Value Creation Strategy (including host community procurement, job creation and SED) and other social performance and environmental management strategies. Our community relations programmes depend on ongoing stakeholder engagement and community grievance management. All our operations have stakeholder engagement plans, as well as established grievance mechanisms, that enable us to address and resolve grievances that arise from our activities. See our 2022 grievance report on p71. We regularly conduct independent assessments to measure the quality of our relationships and understand the expectations of key stakeholders, including communities and governments. We use these assessments to inform stakeholder engagement plans that help us to build stronger, mutually beneficial relationships with these stakeholders. Over the years, we have seen a mostly positive upward trend in relationships with host communities around our operations. We will re-assess the strength of our stakeholder relationships in 2024. Gold Fields uses social return on investment (SROI) surveys to identify SED investments that strengthen our social licence to operate. In 2022, Peru undertook a SROI analysis on selected projects, showing that its projects offer a positive return. Our focus in 2023 will be preparing to report against the core indicators of the ICMM’s new social and economic reporting framework. Creating enduring value for our host communities The recent global economic slowdown exacerbated economic hardships in our host communities, particularly in Peru, Ghana and South Africa. Many of these communities expect our mines to assist in alleviating their burdens by providing financial or other assistance. We believe the greatest benefit we can provide is to empower our host communities to build the long-term social, economic and environmental resilience they require. We aim to maximise the positive socio-economic benefits of mining on our host communities while, as far as possible, avoiding or minimising adverse impacts. We therefore continue entrenching our host community procurement and job creation programmes, as we believe this will support their economic development while also meeting the needs of our business. Furthermore, we framed and conceptualised a pipeline of legacy programmes for implementation from 2023 to 2030. These focus on creating enduring value by addressing our host communities’ most pressing development needs, while ensuring economic value creation beyond the life-of-mine and outside the mine’s supply chain. The programmes seek to promote: &#9;z Economic diversification and employment &#9;z Climate resilience and protection of water and nature &#9;z Sustainable and profitable agriculture &#9;z Cultural and heritage preservation &#9;z Quality health These legacy programmes build on Gold Fields’ 2030 ESG target to generate measurable and wide-reaching outcomes that contribute to the delivery of the UN SDGs. Measuring community value creation We continually enhance our understanding of the value we create for our host communities by measuring the impact of our SED investments, host community employment and host community procurement programmes. For the past seven years, we created between US$600m and US$900m in community value every year. This amounts to over US$5.3bn, which is a sustained and significant investment in the economic wellbeing of our host communities. Based on our analysis, 27% (US$913m) of the US$3.92bn in value the Group distributed in 2022 remained with our host communities, as shown in the infographic on the next page. We have incentivised our management teams with ESG targets since 2017, which has included host community value creation. Following the launch of the Group’s comprehensive 2030 ESG targets in 2021, a larger portion of incentives is allocated to ESG-related goals. Our 2030 target is to spend 30% of the total value spent in host communities. In 2022, the value we transferred to our host communities increased, although our national value contribution decreased slightly as we paid more to governments in the form of taxes and royalties.

Gold Fields Integrated Annual Report 2022 IAR 60 Stakeholder overview continued The diagram below details the community-focused levers available to us: OUR 2030 ESG TARGETS FOR HOST COMMUNITY VALUE CREATION Host community procurement creates community jobs and supplier opportunities • Support areas where community suppliers can participate • Identify community suppliers that can supply our mines • Provide skills development to close any capability gaps Host community employment maximises local opportunities • Build skills base in community workforce through, for example, training, education and skills support • Prioritise the community when recruiting • Encourage contractors and suppliers to employ from the community • Create non-mining jobs linked to our SED investment projects or in partnership with suppliers Community investment drives integrated development • Balance investment across services (medical and education), enterprise development and infrastructure • Match investment to capacity and development needs of communities • Ensure projects benefit communities and our mines • Include social benefit as a factor in developing closure criteria Legacy programmes create community and environmental resilience beyond the life-of-mine • Focus on large-scale, long-term, catalytic investments • Empower communities to build long-term social, economic and environmental resilience • Create systems-level change to execute enduring transformational solutions • Promote diversity, equity and inclusion PROCUREMENT EMPLOYMENT SOCIAL INVESTMENT LEGACY INVESTMENT Procurement spend US$747m Employee wages US$144m SED investment US$21m 731 Host community suppliers’ companies 10,771 Host community jobs in the mine value chain, comprising: 2,653 Employees 6,820 Contractors 4441 Suppliers 794 Non-mining jobs &sup1; In Ghana NUMBER OF SUPPLIERS AND JOBS IN HOST COMMUNITIES IN 2022: Gold Fields’ 2022 Value distribution Type of benefit to host communities 27% 73% Total value distribution US$3.92bn 2% 82% 16% AUSTRALIA US$336m GHANA US$401m SOUTH AFRICA US$127m PERU US$40m Regional breakdown 36% 24% 28% 12% HOST COMMUNITY VALUE CREATION IN 2022 20 30 E SG ta rg et : 3 0% o f t ot al v al ue cr ea te d be ne fit s ho st c om m un iti es 20 30 E SG ta rg et : s ix n ew le ga cy p ro gr am m es Host community value US$913m

IAR 61 BUILD ON OUR LEADING COMMITMENT TO ESG Host community procurement We are guided by our Host Community Procurement Strategy to seek opportunities for community-based enterprises to participate in our supply chains. If implemented effectively, host community procurement holds benefits for the communities in which we operate as well as our mines. In 2022, our total procurement spend amounted to US$2.30bn, 97% of which was spent on businesses based in the countries where we operate (2021: US$2.32bn/96%). We spent US$747m (31%) of our total procurement spend on suppliers and contractors from our host communities (2021: US$709m/31%). Our Salares Norte project, in construction since 2021, actively pursued procurement of goods and services from its host communities totalling approximately US$39m in 2022. SMEs are a crucial partner for Gold Fields. They provide the Group with key supplies and services and create jobs in our host communities and host countries. Supporting SMEs is therefore critical as we work towards ensuring 30% of the total value we create is within our host communities. In 2022, we introduced preferential payment terms for SMEs in host communities, particularly those led by minority and disadvantaged groups. Payment terms have been reduced from 30 days to 14 days (from date of ratified invoice) for host community SMEs. The improved terms address the cash-flow difficulties often experienced by SME suppliers and service providers. The table below outlines the in-country and host community value creation progress between 2021 and 2022: Local (in-country) and host community procurement Local (in-country) procurement Local (in-country) spend (% of total) Host community procurement Host community spend (% of total) Country 2022 (US$m) 2021 (US$m) 2022 2021 2022 (US$m) 2021 (US$m) 2022 2021 Australia 1,085 1,035 99% 99% 284 253 27% 25% South Africa 268 221 100% 100% 53 51 20% 23% Ghana 840 766 94% 91% 379 371 42% 45% Peru 226 209 94% 96% 31 34 13% 15% Group 2,419 2,231 97% 96% 747 709 31% 31% Host community employment We continue to prioritise employing host community members at our operations and encourage our contractors and suppliers to do the same. This is supported by training, education and skills development initiatives to improve the local skills base. At the end of the year, 52% of our workforce – or 9,473 people – were employed from our host communities (2021: 54%/9,330 people). Maintaining our 2021 host community performance was a challenge during 2022 amid the adverse global economic conditions. In Western Australia, the demand for labour resulted in a historically low underemployment rate (3.5%) and stiff competition for labour. The table below provides further details. We hope to maintain and, in the longer term, increase current levels of host community employment. These jobs have significant multiplier effects, particularly in developing countries, and are critical for the estimated 500,000 residents of our host communities. Beyond creating employment opportunities at our mines or with our contractors – where we have limited scope to create jobs – we also seek to create non-mining jobs, particularly linked to SED projects, legacy programmes and the wider supply chain. Non-mining jobs can continue to provide benefits to host communities during and beyond the lives of our operations. We continued our efforts to ensure our SED projects – focusing on agriculture, infrastructure development, education and skills support and economic diversification – also grow and sustain non-mining jobs. During the year, we created 794 non-mining jobs for host community members, the majority of which were in the agricultural sector (2021: 759). Due to their inherent nature, many of our SED projects do not necessarily provide long-term solutions but do create income and a measure of skills transfer. National and host community workforce employment Total workforce1 2022 % of employees – national Host community workforce % of workforce – host community2 Country 2022 2021 2022 2022 2021 Australasia2 3,677 77% 77% 610 18% 18% South Africa 4,880 87% 86% 3,097 63% 66% Ghana 7,035 99% 99% 5,009 71% 70% Americas 7,359 98% 98% 757 26% 30% Group3 23,084 87% 87% 9,473 52% 54% 1 Workforce comprises employees and contractors and includes corporate and regional offices, as well as our projects 2 Host community employment data excludes our corporate and regional offices, as well as our projects 3 Includes Chile, corporate and regional office employees

Gold Fields Integrated Annual Report 2022 IAR 62 Stakeholder overview continued The following projects created significant jobs during 2022: &#9;z 450 farming jobs at the farmer enterprise projects in South Deep’s labour-sending areas and host communities &#9;z 21 farming and associated value chain jobs in the Youth in Organic Horticulture Production (YouHoP) and rubber plantation programmes at our Damang and Tarkwa mines in Ghana Investments in socio-economic development We invested US$21m in SED projects in our host communities during 2022 (2021: US$16.3m). Our mines have dedicated SED investment funds delivered directly or through our foundation and independent trusts. Our mines also collaborate with host governments, development organisations and NGOs to deliver these programmes. Significant projects we implemented during the year include: &#9;z Ongoing investment in water and sanitation provision in Hualgayoc, adjacent to our Cerro Corona mine &#9;z Accelerating our enterprise and supplier development programme to promote host community SMEs through business skills training at our South Deep mine in South Africa &#9;z Investing in a community-based business support hub in Westonaria, near South Deep &#9;z Further road upgrading projects in our Tarkwa and Damang host communities in Ghana &#9;z Working with the Salvation Army to launch the Drive for Life programme in Kalgoorlie, Western Australia Group SED spend (US$m)1 2022 2021 2020 21.2 16.6 17.2 Group SED by type (2022)2 Infrastructure 8.6 Education and training 8.6 Health and wellbeing 1.0 Economic diversification 5.9 Conservation and environment 0.5 Charitable giving 1.9 Total 21.2 1 Spend slowed in 2020 and 2021 due to Covid-19 2 Excludes spending by Salares Norte Potential environmental impacts Our mining activities can potentially result in adverse impacts on our communities, such as: &#9;z Water consumption or withdrawal from surface and underground sources within our community catchments, which could deplete shared resources &#9;z Environmental incidents, including spillages of hydrocarbons, chemicals, or processing water. This can lead to pollution of surface and groundwater sources, impact on aquatic life, land and soils, or fauna and flora &#9;z Dust emissions from our tailings facilities, waste rock dumps, blasting and roads, which could impact ambient air quality &#9;z Noise and vibrations from our blasting activities can impact our neighbouring communities &#9;z Land clearance for new or expanded mining activities could impact on peoples’ economic livelihoods (like agricultural activities) and cultural heritage Our commitment to ESG and 2030 ESG targets in areas such as water (p74), tailings (p78) and climate change (p77) seeks to ensure we meet our commitment to responsible stewardship of natural resources and the environment. This includes our responsibility to comply with regulatory requirements, obligations relating to rules, codes and standards to which we subscribe, including the International Cyanide Management Code. Through our Group policy statements and guidelines, as well as our ISO 14001:2015 certified environmental management systems at each operation, we have processes in place to identify and assess potential risks and impacts, implement mitigation and management measures, and apply monitoring and evaluation programmes to avoid and, where we cannot prevent, manage potential environmental impacts on our host communities. Artisanal, small-scale and illegal mining in Ghana The Tarkwa-Nsuaem and Prestea-Huni Valley municipalities, which host our Tarkwa and Damang mines, are major centres for legal artisanal and small-scale mining (ASM), as well as illegal small- scale mining activities (known as galamsey). During 2022, we had 24 and seven illegal mining incursions at Damang and Tarkwa respectively, which occurred mostly on waste dumps and inactive satellite pits. There has been reoccurring encroachment by illegal miners on Tarkwa’s Mantraim shaft. The police evicted the miners, and multi-stakeholder negotiations are ongoing to prevent the continued invasion of the shaft. Illegal mining is concerning for several reasons. Individuals could potentially be injured, local unrest could erupt and our reputation could be damaged, besides the loss of surface-rich ore, potential damage to mine property and assets, and mercury and cyanide contamination of our water resources. Our strategy to address illegal mining focuses on consistent engagement with and sensitisation of community members and other stakeholders, as well as regular security patrols to demonstrate zero tolerance of illegal mining on our concessions. Any arrests and prosecutions of illegal miners by local police are undertaken in strict adherence to the Voluntary Principles on Security and Human Rights (VPSHR), for which the police and our community patrols undergo regular training. We understand illegal mining provides income to communities where unemployment and poverty are rife. For this reason, our strategy is to create alternative jobs through community development and alternative livelihoods and graduate trainee programmes, which focus on employing young people in our host communities who might otherwise be forced into illegal mining. Our main project in this respect is the YouHoP programme which, to date, has generated jobs for 662 host community members. Gold Fields also supports the government in its National Alternative Livelihood and Community Mining programmes, which focus on ASM – a sector that is regulated by the Minerals Commission. In 2021, the Damang mine concluded the ceding of 1,340ha of land to the Minerals Commission for community mining. The Company also provided geological information and submitted digital cadastral maps. ASM miners are currently working on the site. The Company has been under pressure to make more land available for official community mining projects.

IAR 63 BUILD ON OUR LEADING COMMITMENT TO ESG Working with Indigenous communities in Australia As a company operating in Australia, on the traditional lands of Aboriginal peoples, we have a responsibility to develop understanding and respect for the many diverse cultures and experiences of not only these traditional owners, but also Aboriginal and Torres Strait Islander peoples more broadly. Our Aboriginal Engagement Strategy is built on three strategic pillars: &#9;z Building and maintaining strong and respectful relationships with the traditional owners of the lands where our operations are located &#9;z Empowering Aboriginal peoples by providing meaningful and sustainable opportunities &#9;z Championing the preservation and celebration of Aboriginal lands, culture and heritage These strategic pillars are aligned with the key elements of our Reconciliation Action Plan, which is discussed below. Each of Gold Fields’ Australian mines is situated on lands that either have a Native Title determination or an active claim. The table below describes the current claims and determinations: Site Native Title Group Agnew (north) Determined Native Title claim Tjiwarl People Agnew (south) Currently no claim or determination Agnew (far south) Determined Native Title claim Darlot People Granny Smith Entire operation: Registered Native Title claim Nyalpa Pirniku People Gruyere Entire operation: Determined Native Title claim Yilka People and Sullivan Edwards families St Ives Main area of operations: Determined Native Title claim Remaining area (exploration): Registered Native Title claims Determined: Ngadju People Claim: Marlinyu Ghoorlie People Claim: Kakarra People The Native Title Act of 1993 details the process for traditional owners who claim traditional rights and interests on certain land, to have those rights recognised by the Federal Court of Australia in the form of a Native Title determination. Gold Fields is required to engage with registered Native Title claimants and determined Native Title holders in relation to its activities, including before new tenements are granted. Depending on the type of activity, this may require us to enter agreements. While these agreements historically focused on ensuring the proper identification and management of Aboriginal cultural heritage, and to provide a process for the conduct of cultural heritage surveys, these agreements are now more comprehensive in nature. A key element of our Aboriginal Engagement Strategy is our commitment to agreement-making with determined Native Title holders. These agreements can help foster strong and transparent relationships by establishing structured channels of communication; providing commitments and identifying initiatives to achieve greater education, employment and contracting outcomes; allocating funding for community programmes; building cultural competency through training and awareness; and incorporating best practice environmental and cultural heritage management practices. In addition, these agreements can provide financial benefits to Native Title parties that could settle any liability for Native Title compensation that Gold Fields may have. At our Gruyere mine, Gold Fields is party to a comprehensive agreement with the determined Native Title holders for the area: the Yilka People and Sullivan Edwards families. Through this agreement, we explore ways to sustain and grow employment and business opportunities, as well as supporting health, education and other programmes for the Group, including the nearby Cosmo Newberry community. We also actively support and promote the Group’s conservation and land management activities, including the Yilka Ranger programme. We will look to negotiate and enter into similar comprehensive agreements at our other operations in Australia, as the Native Title landscape becomes progressively more settled across the region. In 2018, we partnered with Reconciliation Australia (an independent, not-for-profit organisation) to embark on its Reconciliation Action Plan (RAP) programme – a strategic framework to assist organisations to take meaningful action to advance reconciliation between Indigenous and non-Indigenous Australians. Based around the core pillars of relationships, respect and opportunities, this supports our desire for First Nations peoples to participate equally in our workforce and business, feel culturally safe and empowered to deliver sustainable solutions for their communities. Gold Fields formally launched its Reflect RAP in early 2020, focused on building and strengthening relationships, raising awareness of the process and the broader reconciliation effort. It also gave us an understanding of the barriers to progress in areas, such as employment and procurement. It informed our second (Innovate) RAP, which we launched in 2022 to implement key programmes – supporting education, training and employment, procurement, cultural competency and heritage management, as well as community development.

Gold Fields Integrated Annual Report 2022 IAR 64 Stakeholder overview continued Our Innovate RAP is a blueprint for how we want to achieve long-term, sustainable outcomes. To support its implementation, Gold Fields has to date: &#9;z Created dedicated Aboriginal Recruitment and Engagement positions to support the recruitment and employment of Indigenous Australians &#9;z Improved conditions for Indigenous- owned and operated businesses to supply goods and services to our mines Key actions in our Innovate RAP include: &#9;z Developing a cultural learning framework to increase the understanding, value and recognition of Aboriginal peoples’ cultures, histories, knowledge and rights within our organisation &#9;z Improve employment outcomes by increasing recruitment, retention and professional development of Aboriginal peoples &#9;z Increase the number of Indigenous- owned businesses to support improved economic and social outcomes We already support a range of activities and programmes that directly benefit our Aboriginal communities, including through our partnerships with organisations such as Shooting Stars (which supports the education and empowerment of young Aboriginal girls and women), and Teach Learn Grow, which also supports educational outcomes for remote communities. We continue to demonstrate good progress in employing Indigenous Australians and engaging Indigenous- owned businesses. In 2022, the number of Indigenous Australians employed increased to over 3.4%, reflecting the overall population of Indigenous Australians within Australia. A$3.5m (US$2.7m) was spent on 25 Indigenous businesses across our sites in 2022. Cultural heritage protection Australia In response to the findings from the parliamentary inquiry into the Juukan Gorge incident in 2020, the Western Australian government passed the Aboriginal Cultural Heritage (ACH) Act in December 2021. While limited parts of the legislation are currently operational, the government intends for the ACH Act to substantively commence in mid-2023, subject to finalising the associated regulations and guidance materials. The key implications of the new Act for Gold Fields are: &#9;z A new definition of Aboriginal cultural heritage that moves beyond the current focus on sites and artefacts, capturing more diverse perspectives of cultural heritage – including its tangible and intangible elements. The concept of “cultural landscapes” has also been introduced for certain purposes &#9;z New structures that empower Aboriginal voices in the management of Aboriginal cultural heritage, including the Aboriginal Cultural Heritage Council as the peak strategic body (with responsibility for deciding applications for permits, and the approval of Cultural Heritage Management Plans), and Local Aboriginal Cultural Heritage Services (representing knowledge holders for certain areas) to provide Aboriginal heritage services – creating more certainty on who we should engage with in relation to cultural heritage matters &#9;z A new tiered land-use assessment and approvals system that considers the type of proposed land-use activity, and prioritises notification and consultation with Aboriginal people with a focus on agreement-making between traditional owners and land users &#9;z Greater penalties for any unauthorised disturbance to Aboriginal heritage sites Gold Fields supports this approach, which aligns with its commitment to consultation and agreement-making with traditional owners. While Gold Fields anticipates that some amendment of the existing control framework (set by our Regional Aboriginal Cultural Heritage Management Standard and implemented through our site-based Cultural Heritage Management Plans) will be required to address some of the new requirements of the legislation, this framework addresses the core due diligence obligations that will remain in place. These controls include existing protocols for the recording, impact assessment and protection of identified Aboriginal cultural heritage sites, through our ground disturbance permitting process. Chile While no Indigenous Peoples have a relationship with our Salares Norte project site, as confirmed through the project’s environmental approval process, we have engaged with the Colla Indigenous communities located some 70km from the project since 2015. We signed social development agreements with the key Colla communities and hold regular meetings to present our progress against our project plan, updates on the Chinchilla rescue and relocation programme, identify and address any concerns as well as cocreate development opportunities.

IAR 65 BUILD ON OUR LEADING COMMITMENT TO ESG GOVERNMENTS Host governments are among Gold Fields’ most important stakeholders, as they issue mining licences, develop state policies and enforce regulations. First and foremost, this requires us to adhere to all relevant legislation, including paying taxes and other levies. We are committed to working with governments – directly and via industry associations – at national, regional and local levels to establish ethical, sound and transparent working relationships that benefit the countries where we operate and our host communities. Gold Fields does not provide any financial contributions to political parties unless explicitly approved by the Board in accordance with the Company’s Code of Conduct. No political donations have been made for several years. Gold Fields’ Tax Strategy is to proactively manage tax obligations in a way that is transparent, responsible and sustainable, while acknowledging differing stakeholder interests. Find our full Tax Strategy and Policy, which now includes tax risk and governance, at www.goldfields.com/integrated-annual- reports.php Resource nationalism Many governments view the mining industry as an opportunity for higher taxes and other fiscal and regulatory imposts – especially during tough economic times. This is particularly relevant in Chile, Peru and Ghana, where tax revenues are declining while metal and gold prices recorded healthy gains over the past two years. Political risk is now a top five Group risk, and addressing it requires increased actions and engagements. Gold Fields, on its own and together with its ICMM and World Gold Council peers, seeks to address the trust gap between government and mining in several ways, including: &#9;z Creating between US$2.5bn – US$4.5bn total annual value for our wide range of stakeholders, including governments and host communities &#9;z Actively creating host community value through host community employment, procurement and socio-economic investment, including legacy programmes &#9;z Working with our ICMM and World Gold Council peers to promote industry-wide best practice and demonstrate the benefits of a responsible and fairly regulated industry We conduct independent desktop country risk assessments at least every two years, which provide valuable input on how we can increase government and community trust and confidence. The resulting key proposals reinforce many of the strategies our operations already implement, such as strengthened engagement with governments at all levels, community value creation and improved communication on mining’s socio-economic benefits. Payments to governments by Gold Fields in 2022 (US$m) South Deep Ghana Peru Australia Royalties 3 55 8 47 Income tax – 159 49 241 Dividends1 – 29 – – Dividend withholding tax – 13 5 – Total 3 256 62 288 % of profit before tax and royalties 1 50 55 29 1 In lieu of the Ghana government’s 10% stake in the Tarkwa and Damang mines Australia Our engagement in Australia is largely at state level, where the incumbent Labor party government holds a substantial majority following the March 2021 state elections. The Labor party was also elected as the governing party at federal level in May 2022. The Western Australian government has made significant progress on implementing its legislative reform agenda. The Work Health and Safety Act of 2020 (WHS Act) came into effect in March 2022, delivering on a key Western Australian government election commitment to streamline health and safety regulation. The WHS Act imposes expanded obligations, which include the identification and management of psychosocial hazards, as well as the consultation and representation of workers and contractors. It also introduces personal responsibility for officers to ensure compliance with applicable health and safety obligations. Following the scrutiny of the Western Australian Aboriginal Heritage Act of 1971 in the wake of the Juukan Gorge incident, the state government passed the ACH Act in late 2021. The ACH Act is not yet fully operational, but is due to substantively commence in July 2023, subject to associated regulations being finalised. Gold Fields has been involved in the ongoing consultation and codesign process through the Chamber of Minerals and Energy (CME). The ACH Act will set the highest bar among state regimes for protecting Aboriginal cultural heritage, with key features including: &#9;z A new definition of “Aboriginal cultural heritage” that moves beyond focusing on sites and artefacts to capture broader perspectives, including tangible and intangible elements, and will also include “cultural landscapes” for the first time &#9;z New structures that empower Aboriginal voices in cultural heritage management, including the Aboriginal

Gold Fields Integrated Annual Report 2022 IAR 66 Stakeholder overview continued Cultural Heritage Council as the peak strategic body and Local Aboriginal Cultural Heritage Services (representing knowledge holders), to provide cultural heritage services &#9;z A new tiered land-use assessment and approvals system that considers the type of proposed land-use activity (including disturbance) and prioritises consultation with Aboriginal peoples, with a focus on agreement-making between relevant Aboriginal peoples and land users &#9;z An expanded range of offences and increased penalty regime A Western Australian parliamentary inquiry into the sexual harassment and assault of women in the mining sector handed down its findings and recommendations in June 2022 in the Enough is Enough report. The report made recommendations to government, industry and organisations, many of which Gold Fields is seeking to address in its Respectful Workplaces #listen programme. The Western Australian government tabled its response to the report in September 2022, in principle accepting the recommendations in full. Gold Fields participates in the CME’s Safe and Respectful Behaviours working group and engages with the government on this issue. In November 2022, the Western Australian government announced a joint initiative with the Western Australian resources industry to establish the Resources Community Investment Initiative. Founding contributors (predominantly from the iron ore and energy sectors) collectively committed an initial investment of A$750m (US$570m) for a pipeline of legacy social infrastructure projects. The CME has been tasked with encouraging and coordinating further investment from the sector. Gold Fields and other gold sector participants are working constructively with the CME and government to assess participation options (individually or collectively). This will continue into 2023. Ghana During 2022, Ghana’s economy experienced a dramatic recession, with the Ghana Cedi depreciating by 39% against the US Dollar and inflation hitting a 22-year high of 54% in December. The Ghana government is facing a large fiscal deficit and public debt is at record levels. In December 2022, the Ghana government reached a preliminary agreement on a US$3bn, three-year extended credit facility with the International Monetary Fund to be finalised in H1 2023. This bail out will require economic reforms and greater fiscal discipline and, if implemented appropriately, should return a level of stability to the economy. The deteriorating economic situation led to a near-doubling in the country’s discount rate and, coupled with higher mining costs, required Gold Fields to recognise a US$325m pre-tax impairment on its Ghanaian assets. Our investments in the country are covered by the 2016 Development Agreement (DA) with the government for the Tarkwa and Damang mines. For the DA requirements to take effect, Gold Fields was expected to spend US$500m at each mine – over an 11-year period for Tarkwa and a nine-year period for Damang. The DA provides for a decrease in the corporate tax rate from 35% to 32.5%, and a sliding scale royalty tax based on the gold price. The government also holds a 10% interest in the entities controlling the Tarkwa, Damang and Asanko mines. Between 2017 – 2022, we invested almost US$1.5bn at both mines, and the DA has cemented our status as one of the largest contributors to the country’s fiscus. Also in 2022, Gold Field contributed US$253m in the form of taxes, royalties and dividends. However, in the wake of the fiscal crisis, the Ghanaian government has conducted increasingly stringent audits on its biggest corporate taxpayers (many of them multinationals), including Gold Fields, and has imposed additional tax liabilities, which are under discussion. In addition, we are experiencing more onerous processes in claiming and renewing rebates and exemptions under the DA. The two audits by the Ghana Revenue Authority are a transfer pricing audit covering 2014 – 2019 and a tax audit for 2018 – 2020. The earlier audit has been resolved while we have received a tax assessment of US$124m under the findings of the 2018 – 2020 audit. We are reviewing the assessment and are disputing the findings, which include the deductibility of waste stripping costs amounting to US$63m of the assessment, among others. Negotiations are under way following the payment of the required upfront deposit. The deteriorating fiscal situation also led to several economic actions by the government that impacted the mining sector – and Gold Fields – and required increased engagement with the authorities directly and via the Ghana Chamber of Mines: &#9;z During 2022, the Bank of Ghana launched a domestic gold purchasing programme through which it purchases refined gold from domestic producers in the local currency. In December 2022, Gold Fields sold 26koz of gold to the Bank of Ghana in Ghana Cedis, but at prevailing gold prices and currency rates. Our DA requires that we convert at least 30% of our gold proceeds into Ghana Cedis as part of our retention obligation and to cover local costs. We foresee further domestic gold purchase sales this year, although the amounts are still being negotiated. Our retention obligation will be reduced by the gold sold under this programme &#9;z In late 2022, the Ghanaian government launched a Gold for Oil programme, a barter arrangement whereby gold, rather than the country’s US Dollar reserves, will be used to buy foreign crude oil products in a bid to strengthen the country’s foreign exchange reserves. The Chamber of Mines is seeking clarity on the programme’s implementation &#9;z The government is seeking to boost the country’s local refining initiative by enforcing miners to sell a portion of their production to local refineries. The Chamber has indicated its members will only participate if there is either equal contribution by each mining company or a production-based apportionment. The government has yet to respond Chile In Chile, most political and social stakeholders support our decision to proceed with the Salares Norte mine’s construction in the Atacama region of northern Chile. In a low-investment environment impacted by Covid-19 and amid general political uncertainty, Salares Norte has been one of Chile’s largest investment projects over the past few years, and it was identified by the government as a key project for economic upturn in the Atacama region. The project is governed by an investment stability agreement with the Chilean government. The political situation in the country in 2022 generated uncertainty surrounding the mining sector’s regulatory framework.

IAR 67 BUILD ON OUR LEADING COMMITMENT TO ESG Firstly, a left-wing government under President Gabriel Boric took office in March 2022, with a strong anti-business and anti-mining agenda. However, without a large majority in the senate, the government’s ability to implement its manifesto is limited. Secondly, the government proposed a new left-leaning constitution, which was rejected by most of the population in September 2022. A new constitutional process was agreed upon, and a more moderate draft will be put to a national vote in December 2023. The regulatory risk in this second process is expected to be lower due to stronger institutional controls and the presence of more moderate lawmakers and ministers in President Boric’s cabinet. Other regulatory uncertainties continue to loom, including a proposal to charge higher royalties on copper mining, which could be extended to gold if approved. The new government has also taken an activist approach to regulate the impact of mining on the environment. Several mining projects have been halted due to interventions by the Environmental Assessment Service, the environmental regulator. The regulator halted our endangered Chinchillas relocation at Salares Norte in November 2020 after two Chinchillas died. The restrictions have not yet been lifted (read more on p73). However, the regulator decided not to review Salares Norte’s environmental permit after a request to do so by the Ministry of the Environment after the deaths. In 2022, our engagements in Chile focused on supporting communities near our project in coordination with regional and local governments. These efforts focused on promoting social development initiatives in the education and health sectors and will continue as we ramp-up Salares Norte to start operating in Q4 2023. Peru In Peru, we engage at local, regional and national government levels to address operational, social and sustainability matters. The left-wing government of Pedro Castillo, which came into power in 2021, was characterised by political instability and regular changes in key cabinet portfolios. President Castillo was impeached by congress, and his Vice President, Dina Boluarte, was sworn in as President in December 2022. However, the new administration has faced social unrest across the country, particularly in the south, due to political anti-establishment sentiment. President Castillo’s election and pronouncements by his government generated high expectations among mining communities, escalating community-mine conflicts, particularly in southern Peru. These have not spread widely to the Cajamarca province where our Cerro Corona mine is located. The Castillo government also attempted to make changes to the sector’s regulatory and tax framework. This was without success as the government faced strong opposition in congress and in civil society sectors. Our engagement with national government and congress, particularly on regulatory matters, is primarily via the National Chamber of Mines, Oil and Energy (SNMPE). The industry has good working relationships with various public bodies at all levels of government. Our main challenge has been the increase in public officials’ turnover at national level due to political instability. We continue to build trust between Cerro Corona and its host communities through ongoing stakeholder engagement and Shared Value projects, including rolling out comprehensive water infrastructure. We implemented social development projects in partnership with the government, through the Works for Taxes and government grants programmes. As Cerro Corona gradually approaches its closure in 2031, we will develop more long-term community investment programmes that extend beyond the closure. Gold Fields’ first legacy programme, as part of our 2030 ESG targets, will be dairy value chain development, benefiting farmers near the mine. South Africa South Africa is currently experiencing negative economic growth, caused by ongoing electricity shortages, degradation of infrastructure and continued impacts of the Covid-19 pandemic. This has worsened already high levels of unemployment, particularly among the youths, rising poverty and a loss of critical skills. In addition, South Africa continues to be confronted with challenges relating to economic disparity, poor service delivery, political instability, corruption and social instability, as a result of which there is a heightened risk of social unrest and rising social demands. With a general election scheduled for 2024, the weak economic environment could well lead the governing African National Congress (ANC) party to adopt more populist economic measures as it is facing opposition from leftist parties. Anti-business rhetoric is also set to increase from a number of parties, including the ANC. From a regulatory perspective, South Deep is guided primarily by the Mineral and Petroleum Resources Development Act No 28 of 2002 (MPRDA). One of the MPRDA’s key requirements is to facilitate meaningful and substantial participation of Historically Disadvantaged South Africans in the mining industry. The Mining Charter guides this requirement by providing for a range of empowerment actions and community investment programmes with a corollary timeframe. It requires all mining rights holders to submit an annual compliance assessment detailing progress against the Charter’s annual targets. Gold Fields complies with this process. The Department of Mineral Resources and Energy published Mining Charter 3 (MC3) in September 2018. The Minerals Council South Africa (MCSA), which represents the industry, objected to certain clauses in MC3, and the Supreme Court upheld these objections in September 2021. This ruling has de facto confirmed South Deep’s current BEE ownership level of 35%, which we believe meets the principles and spirit of the Mining Charter. It has also created the framework for the ongoing transformation of South Deep. The Charter is a framework for the industry, and the MCSA and Gold Fields believe it encourages growth and empowers the sector. The MCSA is constructively engaging with the South African government to create policy and regulatory certainty and attract greater investment into the country’s exploration and mining sectors. The MCSA and Gold Fields also engaged with the government around reforms to regulations on self-generating electricity supplied by private sector companies. The regulatory approval process around South Deep’s pioneering 50MW Khanyisa solar plant assisted in easing restrictions, facilitating self-generation power supply – particularly for those using renewable energy sources (read more on p76).

Gold Fields Integrated Annual Report 2022 IAR 68 Stakeholder overview continued Mining Charter Scorecard The MPRDA requires the submission of five-year cyclical Social and Labour Plans (SLP) before granting mining rights. South Deep’s mining right application was approved in 2010, and South Deep is now in its fourth cycle of SLPs after concluding the 2018 – 2022 cycle last year. A new SLP for the 2023 – 2027 cycle has been finalised and submitted to the Department of Mineral Resources and Energy for approval. During 2022, we spent almost R88m (US$6m) on SED projects that supported education and training, infrastructure development, healthcare, supplier and enterprise development water and sanitation. In addition, South Deep spent R110m (US$7m) on skills development and training for its employees, as well as various initiatives to upskill community members, including Adult Education programmes. Worth noting are two youth-focused employment and skills programmes launched in 2022: &#9;z In partnership with the Yes4Youth organisation, South Deep enrolled 80 unemployed youth from the local community to work on the mine to gain work experience and equip them for jobs in the mining industry. This programme will continue during the current SLP cycle &#9;z The mine also partnered with the Signa Academy to engage disabled youth into a workplace emersion programme. The first group of 80 learners successfully completed their training in 2022 and a further 60 learners were enrolled for 2023 As part of the mine’s empowerment structure, in 2010 South Deep established two independent trusts to channel dividend and other income to communities living near the mine and in labour-sending areas. These are the South Deep Community Trust and the South Deep Education Trust. Since their inception, these trusts have invested R15m and R91m in community and education projects, respectively. South Deep Mining Charter 3 2022 Scorecard Element Description Compliance target Five-year implementation plan requirement Year (2022) target1 Measure Year (2022) progress1Target Gold Fields target Ownership Representation of HDPs 26% Meaningful economic participation 35% Full shareholder rights Inclusive procurement Inclusive procurement 70% of mining goods’ procurement spend must be on South African manufactured goods (60% local value = South African manufactured goods) Yes 10% (local content verification not required for years 1 – 3) 20% The total mining goods procurement budget must be spent on South African manufactured goods produced by the following categories, per defined percentage: 21% on HDSA-owned and controlled company 40% 5% on women or youth-owned and controlled company 13% 44% on BEE 52% 80% of service procurement spend must be sourced from South African-based companies 70% 80% The total services budget must be spent on services supplied by the following categories, per defined percentage: 50% by HDPs 70% 15% by women-owned and controlled company 25% 5% by youth-owned and controlled company 4% 10% by BEE 89% Research and 90% development (R&D) Minimum of 70% of the total R&D budget to be spent on South African-based R&D entities R6,256,635.30 Sample analysis across the mining value chain Utilise South African-based facilities or companies for the analysis of 100% of all mineral samples 99.98% Employment equity (as per the Mining Charter) Board % Black persons Yes 67% 50% black persons with exercisable voting rights of which 20% must be female 75% % Black women 33% 50% Executive management % Black persons 67% 50% black persons of which 15% must be black women 67% % Black women 33% 33% Senior management % Black persons 47% 50% black persons of which 15% must be black women 42% % Black women 12% 16% Middle management % Black persons 64% 60% black persons of which 20% must be black women 54% % Black women 25% 19% Junior management % Black persons 67% 70% black persons of which 25% must be black women 74% % Black women 18% 17% Employees with disabilities 1.5% of all employees 1.3% 1.5% as a percentage of all employees 3.41% Core and critical skills HDPs represented in core and critical skills pool 77% 50% black persons 74% Human resources development (HRD)2 HRD expenditure as % of total annual leviable amount (excluding mandatory skills development levy) 5% leviable amount Invest percentage of leviable amount as defined in the HRD element in proportion to applicable demographics In 2022, South Deep spent 5% of its annual payroll on skills development programmes Mine community development (MCD) Meaningful contribution towards MCD with bias towards mine communities both in terms of impact, and in keeping with the principles of the social licence to operate 100% compliance with approved SLP MCD commitments Yes N/A Publish the SLP in two languages (dominant community language and English) Yes Implement all approved commitments in the SLP3 During 2022, South Deep continued developing the following projects, which are at various stages of implementation: &#9;z Provision of land and construction of Hillshaven Clinic (host community) &#9;z Refurbishment of sports complex (host community) &#9;z Construction of Westonaria TVET (host community) &#9;z Construction of Zuurbekom Library (host community) &#9;z Building and equipping of a science lab at TM Letlhake Secondary School (host community) &#9;z Farmer support project – Jachfontein (host community) &#9;z SMME funding and business hub, Westonaria (host community) &#9;z Construction of a transport hub in Flagstaff, Eastern Cape (labour-sending community) Housing and living conditions2 Improvement of the standard of housing and living conditions of mine employees 100% compliance with commitments per the H&LCS Yes Mine to submit a Housing and Living Conditions Plan, in terms of Section 4 of the new H&LCS for the mining industry 1:1 person to room ratio Implement all commitments per the H&LCS The occupancy rate for 2022 was 29%. South Deep still maintains one person per room for its Dense Accommodation facilities, and promotes homeownership through interest fee loans and discount on the purchase of company homes BEE – Black Economic Empowerment HDP – Historically Disadvantaged Person H&LCS = Housing and Living Condition Standard 1 This column records the mining rights holder's performance against the Mining Charter scorecard targets 2 This element has not been assured externally 3 Only the number of Community Development Commitments and its progress are externally assured

IAR 69 BUILD ON OUR LEADING COMMITMENT TO ESG South Deep Mining Charter 3 2022 Scorecard Element Description Compliance target Five-year implementation plan requirement Year (2022) target1 Measure Year (2022) progress1Target Gold Fields target Ownership Representation of HDPs 26% Meaningful economic participation 35% Full shareholder rights Inclusive procurement Inclusive procurement 70% of mining goods’ procurement spend must be on South African manufactured goods (60% local value = South African manufactured goods) Yes 10% (local content verification not required for years 1 – 3) 20% The total mining goods procurement budget must be spent on South African manufactured goods produced by the following categories, per defined percentage: 21% on HDSA-owned and controlled company 40% 5% on women or youth-owned and controlled company 13% 44% on BEE 52% 80% of service procurement spend must be sourced from South African-based companies 70% 80% The total services budget must be spent on services supplied by the following categories, per defined percentage: 50% by HDPs 70% 15% by women-owned and controlled company 25% 5% by youth-owned and controlled company 4% 10% by BEE 89% Research and 90% development (R&D) Minimum of 70% of the total R&D budget to be spent on South African-based R&D entities R6,256,635.30 Sample analysis across the mining value chain Utilise South African-based facilities or companies for the analysis of 100% of all mineral samples 99.98% Employment equity (as per the Mining Charter) Board % Black persons Yes 67% 50% black persons with exercisable voting rights of which 20% must be female 75% % Black women 33% 50% Executive management % Black persons 67% 50% black persons of which 15% must be black women 67% % Black women 33% 33% Senior management % Black persons 47% 50% black persons of which 15% must be black women 42% % Black women 12% 16% Middle management % Black persons 64% 60% black persons of which 20% must be black women 54% % Black women 25% 19% Junior management % Black persons 67% 70% black persons of which 25% must be black women 74% % Black women 18% 17% Employees with disabilities 1.5% of all employees 1.3% 1.5% as a percentage of all employees 3.41% Core and critical skills HDPs represented in core and critical skills pool 77% 50% black persons 74% Human resources development (HRD)2 HRD expenditure as % of total annual leviable amount (excluding mandatory skills development levy) 5% leviable amount Invest percentage of leviable amount as defined in the HRD element in proportion to applicable demographics In 2022, South Deep spent 5% of its annual payroll on skills development programmes Mine community development (MCD) Meaningful contribution towards MCD with bias towards mine communities both in terms of impact, and in keeping with the principles of the social licence to operate 100% compliance with approved SLP MCD commitments Yes N/A Publish the SLP in two languages (dominant community language and English) Yes Implement all approved commitments in the SLP3 During 2022, South Deep continued developing the following projects, which are at various stages of implementation: &#9;z Provision of land and construction of Hillshaven Clinic (host community) &#9;z Refurbishment of sports complex (host community) &#9;z Construction of Westonaria TVET (host community) &#9;z Construction of Zuurbekom Library (host community) &#9;z Building and equipping of a science lab at TM Letlhake Secondary School (host community) &#9;z Farmer support project – Jachfontein (host community) &#9;z SMME funding and business hub, Westonaria (host community) &#9;z Construction of a transport hub in Flagstaff, Eastern Cape (labour-sending community) Housing and living conditions2 Improvement of the standard of housing and living conditions of mine employees 100% compliance with commitments per the H&LCS Yes Mine to submit a Housing and Living Conditions Plan, in terms of Section 4 of the new H&LCS for the mining industry 1:1 person to room ratio Implement all commitments per the H&LCS The occupancy rate for 2022 was 29%. South Deep still maintains one person per room for its Dense Accommodation facilities, and promotes homeownership through interest fee loans and discount on the purchase of company homes

Gold Fields Integrated Annual Report 2022 IAR 70 Stakeholder overview continued HUMAN RIGHTS We recognise our mining activities have the potential to adversely impact the human rights of our stakeholders – particularly our workforce and members of our host communities. Gold Fields is committed to upholding and respecting the human rights of these important stakeholder groups. Our Human Rights Policy Statement, which is embedded in our Code of Conduct, applies to everyone working for Gold Fields, including directors, contractors and suppliers. Our Code of Conduct can be found on our website at www.goldfields.com/code-of- conduct.php The Human Rights Policy Statement commits Gold Fields to, among other things: &#9;z Uphold fundamental human rights and freedoms &#9;z Undertake human rights due diligence assessments &#9;z Provide training and guidance for all relevant employees, including security employees and contractors &#9;z Raise awareness of human rights issues with our business partners and collaborate with them to address any concerns identified &#9;z Encourage diversity and inclusivity in our workplace &#9;z Provide on-site grievance mechanisms for our workforce and communities The Human Rights Policy Statement is informed by and supports various international standards. These include the UN Guiding Principles on Business and Human Rights, the conventions of the International Labour Organization, the UN Universal Declaration of Human Rights, the Voluntary Principles on Security and Human Rights (VPSHR), the ICMM Mining Principles and Performance Expectations and the World Gold Council Responsible Gold Mining Principles. Eight salient human rights have been identified at Gold Fields. These issues have the potential to cause the most severe negative impacts because of our activities or business relationships, and mitigating them is the focus of work by our operational teams. In 2022, our operations and project continued to implement mitigation plans to address the findings of our most recent human rights due diligence assessments, as detailed below. Key findings from this assessment are: &#9;z All operations have a low probability of adverse human rights impact, and no operation was identified as having a high probability of adverse human rights impact &#9;z Physical and psychological safety, as well as procurement and gender issues, have a medium probability for adverse impact at most operations We continued the roll-out of our elearning human rights training in 2022 to equip all our employees with a sound understanding of human rights, how these rights affect our company and stakeholders, and empower our people to uphold these rights. Over 90% of those assigned to the training completed it. Workforce Our Human Rights Policy Statement commits Gold Fields to protect the rights of our workforce and uphold freedom from child labour, freedom from forced or compulsory labour, freedom from discrimination (while recognising the need to affirm previously disadvantaged groups) and freedom of association and collective bargaining. Our Diversity Policy details our commitment to equality and the zero- tolerance approach we take to discrimination. We have internal grievance mechanisms in place to ensure employees and contractors can raise human rights concerns. Grievances are handled by Gold Fields’ HR function in consultation with legal teams. A confidential third- party whistleblowing hotline is in place for stakeholders. These mechanisms will be reviewed in 2023 in response to learnings from our workforce culture review. Performance in 2022 &#9;z We have a 2030 diversity target of 30% female representation. We achieved 23% Group-wide representation during 2022, and continue to drive and report on additional diversity and inclusion indicators (see p39) &#9;z We continued to incorporate gender diversity as a metric in our long-term incentive programme &#9;z We updated policies related to job recruitment and selection, as well as flexible work practices &#9;z We conducted an independent review of gender and ethnicity (South Africa) pay parity and are addressing the findings &#9;z We adopted recognised living wage methodologies for our countries of operation, and publicly committed to pay all employees a living wage &#9;z To address adverse findings from the extensive employee surveys we undertook in 2022, we introduced culture, leadership and operating model strategic initiatives &#9;z We started an independent, Group- wide review to identify additional measures for safe, inclusive and respectful workplace environments. See p34 for further information about gender safety at our mines &#9;z Following the 2021 internal and external reviews of our workforce culture in Australia, we commenced with the implementation of our Respectful Workplaces #listen programme around creating safe, respectful and inclusive workplaces Our Living Wage commitment can be found on our website at www.goldfields.com/ living-wage.php

IAR 71 BUILD ON OUR LEADING COMMITMENT TO ESG Community We seek to develop mutually beneficial relationships with our host communities through meaningful engagement based on mutual respect and trust. More than for any other stakeholder, our operations have the potential to adversely impact the rights, traditions and cultures of our host communities. Our Community Policy requires everyone working for or on behalf of Gold Fields to undertake mining activities in a way that avoids harm and builds respectful relationships with communities. Performance in 2022 &#9;z No resettlement was undertaken at our operations &#9;z We continued the roll-out of our ASM Strategy at our Ghanaian operations (see p62) &#9;z Our Australian sites aligned their plans with the region’s revised Aboriginal Engagement Strategy and Cultural Heritage Management Standard by developing detailed engagement and cultural heritage management plans (see p63) Community grievance mechanisms We are committed to addressing community issues and concerns relating to our operations timeously and effectively, where possible. We rely on an external grievance reporting system to maintain confidence and transparent communication with our stakeholders. This mechanism enables and encourages community members to voice their complaints freely, while obligating our mines to address the grievances within an agreed period. Where our team is not able to resolve grievances, they are escalated to independent mediation. During 2022, our operations dealt with 92 (2021: 65) grievances lodged by our communities, of which 16 related to jobs and procurement, 29 to social and 48 to environmental-related issues. We resolved 84% of these grievances within the agreed timeframes. The grievances that took longer to resolve mostly concerned our contractors and suppliers. Suppliers Our suppliers are required to comply with the principles of the Group Code of Conduct and our Human Rights Policy Statement, among others, as a standard provision in all third-party contractual agreements. An external third-party screening system evaluates new and existing suppliers and contractors monthly for an array of pre-defined risk categories, including workers and other human rights and related violations and/ or transgressions. Gold Fields is committed to responsible materials stewardship. We support global efforts to prevent the use of newly mined gold from financing conflict. We implement the World Gold Council’s Conflict-Free Gold Standard. No infractions were incurred in 2022. Further information is available at www. goldfields.com/sustainability-reporting.php Performance in 2022 &#9;z Gold Fields registered its second Modern Slavery Compliance Statement with the Australia Federal Government &#9;z Gold Fields Australia continued to implement a new cloud-based supplier sustainability solution to enhance its responsible sourcing programme in the areas of human rights, with the option to expand its use in the future for supply chain decarbonisation Security Gold Fields’ protection services teams work with private and public security providers to protect our workers and assets effectively and responsibly. Our operations are aligned with the VPSHR, a commitment we first made in 2017. All Gold Fields and private security contractors receive human rights training during the induction process and at least annually thereafter, including the VPSHR. Security is managed at regional level because each region has its specific context. Performance in 2022 &#9;z There were no incidents of human rights abuse by private security or public law enforcement at our operations &#9;z A total of 49 police officers deployed to our Damang and Tarkwa sites in Ghana received VPSHR training &#9;z Training of security officers at South Deep meets the International Code of Conduct for Private Security Providers, and covered topics on the use of force by security officers, handling of firearms, health and safety, reporting and complaints handling &#9;z Training in the VPSHR was provided to 488 members of Peru’s National Police &#9;z Implementation of the VPSHR continued at our Salares Norte project &#9;z There were 32 illegal mining incidents at our Ghana operations – all minor in nature – which were resolved peacefully in accordance with our ASM Strategy and our VPSHR commitment

IN THIS SECTION Environmental stewardship 73 Water management 74 Energy and carbon management 75 Tailings management  78 Mine closure 79 Environmental stewardship Climate Change Report Gold Fields reports its climate change impacts, risks, governance and policies in line with TCFD guidelines. Our fifth Climate Change Report is published as part of our 2022 reporting suite and can be found at www.goldfields.com/2022-annual-report-suite.php Gold Fields is committed to sound environmental stewardship. We aim to use the natural resources our business depends on responsibly, care for the environment in our operational and surrounding areas and limit the impact of our operations on our host communities. Wind turbine at our Agnew mine in Western Australia Gold Fields Integrated Annual Report 2022 IAR 72

IAR 73 BUILD ON OUR LEADING COMMITMENT TO ESG Environmental stewardship  To guide our commitment to environmental stewardship, we developed five Group policy statements – on environmental stewardship, water stewardship, tailings management, materials and supply chain stewardship, and climate change (updated in 2022) – which, with our mine closure guideline, highlight our focus areas. As a minimum, we strictly adhere to local legislation and regulations and comply and align with several leading external environmental and reporting standards. Our commitment to responsible stewardship of natural resources and the environment requires continuous innovation to prevent or mitigate any adverse impacts our operations have on the environment and our stakeholders, particularly our host communities. This is underpinned by regional safety, health and sustainable development strategies, as well as proactive engagement and communication with stakeholders on environmental matters. Our relevant environmental 2030 ESG targets cover our priorities in the areas of carbon emissions, environmental incidents, tailings management and water stewardship (see details of these targets and our 2022 progress on p54). All our operations remain certified to the ISO 14001 environmental management system standard and the International Cyanide Management Code, excluding Cerro Corona, which does not use cyanide. Environmental incidents The Group met its 2022 target of zero serious environmental incidents, in line with our 2030 ESG target. Our environmental incidents are classified by type and severity from Level 1 to Level 5. Level 5 is the most severe, as these incidents could seriously impact our operations, communities and the environment. We consider Level 3 – 5 incidents as serious environmental incidents. We have not recorded a Level 4 or Level 5 incident in over a decade or a Level 3 incident since 2018. We continue to track and manage our less serious Level 2 environmental incidents, which assists us in preventing more serious incidents. Although Level 2 incidents increased from 2021, we are on a downward improving trend over the past five years. Five of the Level 2 environmental incidents recorded in 2022 related to a loss of containment and four related to biodiversity or wildlife mortalities. We have initiated detailed investigations into a wildlife mortality event in 2022 that reoccurred in January 2023 at the Agnew mine, where deceased ducks were found at its facilities. The investigations are considering possible mining-related or natural causes that could have contributed to the mortalities. We have classified the 2022 event as a serious potential incident to prevent repeat incidents. Group environmental incidents1   Level 3 – 5 Level 2 2022 0 10 2021 0 7 2020 0 12 2019 0 37 2018 2 68 1 Level 1 and 2 environmental incidents involve minor incidents or non-conformances with negligible or short-term limited impact. A Level 3 incident results in limited non-conformance or non-compliance with ongoing but limited environmental impact. Level 4 and 5 incidents include major non-conformances or non- compliances, which could result in long-term environmental harm, with Company or operation-threatening implications and potential damage to Company reputation Nature Our commitment to nature, including biodiversity conservation, guides us to: &#9;z Neither mine nor explore in World Heritage sites &#9;z Design and operate our mines in a way that does not compromise the nature values of any protected area &#9;z Strive for no net loss of nature for all new projects and major expansions at existing sites &#9;z Contribute to the conservation of nature and integrated approaches to land-use planning Our commitment aligns with the ICMM Performance Expectations, and our independently verified self-assessment includes no net loss for major expansions and projects and application of the mitigation hierarchy in our biodiversity management. Our strategy supports our commitment to sustainable mining coexisting with nature conservation. We are mitigating a key nature risk at the Salares Norte project in Chile, where we developed a strategy to rescue and relocate Short-tailed Chinchillas. The strategy focuses on nature conservation and achieving “net gain” in the region. We continuously engage with various stakeholders – including independent environmental experts – to carry it out effectively. The formal Chinchilla rescue and relocation plan started in October 2020 but was halted by the regulator after the loss of two Chinchillas. For more details, see p85. South Deep has drafted a five-year biodiversity action plan that seeks to conserve and reintroduce flora and fauna species on its property, protects wetlands and other ecosystems and removes invasive species. The plan also includes engagement and awareness programmes with surrounding communities.

Gold Fields Integrated Annual Report 2022 IAR 74 Water management Access to water is a fundamental human right and a vital resource for Gold Fields’ mining and ore processing activities. Beyond its environmental impact, water is a resource we share with the communities and other industries near our operations. Our licence to operate depends on responsibly stewarding this critical resource. Gold Fields is strongly committed to responsible water stewardship, considering three of the countries in which we operate – South Africa, Australia and Chile – are water stressed. Climate change also impacts our operations and communities through, for example, severe rainfall, shifts in rainfall patterns and prolonged droughts. The Group’s 2020 – 2025 Water Stewardship Strategy is supported by three-year water management plans. Our strategy comprises the following three pillars: &#9;z Security of supply: We work to understand and secure water resources for the life-of-mine, embed water planning into operational management, enable informed management decisions and update water security risk profiles. All operations have integrated life-of-mine water security plans and actions into their business plans  &#9;z Water efficiency: We continually reduce demand for freshwater and optimise water use to prepare for potential water supply shortfalls and ensure sufficient supply to the areas in which we operate &#9;z Catchment management: We manage external water risks to the business and our nearby stakeholders. We collaborate with stakeholders to address common challenges and identify opportunities. We are developing a 2030 Water Stewardship Strategy, to be completed in H2 2023, to ensure we meet our two water-related 2030 ESG targets. We also invest heavily in water infrastructure that benefits our operations, adjacent communities and small-scale farmers. Two of our six Group legacy programmes being developed at Cerro Corona in Peru and South Deep in South Africa are water related. GROUP PERFORMANCE During 2022, Gold Fields spent US$37m on water management and projects (2021: US$32m). We continue to invest in improving our water management practices, including pollution prevention, recycling and water conservation initiatives. For regional projects that have a marked impact on our water management practices, see our Climate Change Report (p27). Water withdrawal1 across the Group decreased to 18.3GL in 2022 (2021: 18.5GL), while water withdrawal per tonne processed remained unchanged at 420L/t. To meet our two water-related 2030 ESG targets, we set the following targets for 2022: &#9;z Reduce freshwater withdrawal by 37% from the 2018 baseline of 14.5GL to 9.2GL: We reduced our freshwater withdrawal to 8.5 GL (2021: 9.4 GL), a 41% reduction from the 2018 baseline. This was mainly due to a decrease at Tarkwa, as the mine improved water recycling by installing a micro-filtration unit at its carbon-in-leach plant. We anticipate the reduction from the 2018 baseline will fall to 31% in 2023, as Salares Norte is newly included in our portfolio. However, we remain on track to achieve our 2030 target of a 45% reduction in freshwater withdrawal  &#9;z Recycle or reuse 75% of total water used: We achieved this target in 2022. The target remains the same for 2023, and we are on track to meet our 2030 target of 80% We benchmark our water use by participating in the CDP Water programme. The programme’s water score indicates a company’s commitment to water transparency. In 2022, Gold Fields again received an A- ranking, one level below the highest possible score. The CDP surveyed 169 mining and metals companies, with an average score of B-. Only 12 were ranked in the A leadership category. For details of our water management approach, policies and guidelines, go to: www.goldfields.com/sustainability.php Water withdrawal GL 20 18 21 .2 20 19 22 .3 20 20 21 .7 20 21 18 .5 18 .3 20 22 35 30 25 20 15 10 5 0 Freshwater withdrawal GL 20 18 14 .5 20 19 14 .2 20 20 10 .0 20 21 9. 4 8. 5 20 22 15 12 9 6 3 0 Water recycled2/reused3 % of total 20 18 66 20 19 68 20 20 71 20 21 75 75 20 22 80 60 40 20 0 1 Water withdrawal is the sum of all water drawn into Gold Fields’ operations from all sources (including surface water, groundwater, rainwater, water from another organisation or state/municipal provider) for any use at the mine 2 Recycled water is water/wastewater that is treated before being reused 3 Reused water is water/wastewater that is reused without treatment at the same operation

IAR 75 BUILD ON OUR LEADING COMMITMENT TO ESG Energy and carbon management Gold Fields’ operations depend on consistent energy supplies. In 2022, our total energy spend amounted to 21% of our total Group operating costs (2021: 18%). Gold Fields’ Energy and Carbon Management Strategy addresses our key energy priorities: security of supply, cost-effective electricity, reducing energy consumption and carbon emissions. This is supported by energy management systems aligned to the ISO 50001 standard. Our Cerro Corona, Damang and Tarkwa mines have been certified to ISO 50001 and we aim to have all our operations certified by the end of 2023. The key initiatives to achieve our energy objectives are: &#9;z Increasing the use of renewables &#9;z Improving energy efficiencies &#9;z Training and awareness programmes for our workforce &#9;z Trialling and use of zero-emission vehicles Several of our initiatives assist us to reduce our carbon footprint, such as switching fuel from diesel to gas, or from gas to renewable sources. Energy efficiency initiatives have the dual benefit of improving energy productivity and reducing our carbon footprint, including: &#9;z Optimising compressed air systems and new ventilation fans and controls &#9;z Using high precision drill rigs to minimise rework &#9;z Using fuel additives and other business improvement initiatives to optimise equipment energy consumption &#9;z Using larger trucks to move more material with better fuel efficiencies Energy and climate change performance Energy performance Overall, our energy spend increased by 24% during 2022 to US$424m (2021: US$341m), mainly due to higher oil prices. Total energy spend, which combines the Group’s electricity and fuel spend, amounted to 21% of total operating costs in 2022, up from 18% in 2021. This represents 16% of AISC (2021: 14%) and translates to AISC of US$165/oz (US$110/oz). Gold Fields made a net gain of US$22m on oil price hedges during 2022 (net gain of US$21m in 2021), as the oil price increased by 7% during the year. There are no further oil price hedges in place (read more on p47). Total energy consumption increased by 1% to 14.1PJ compared with 13.9PJ in 2021, as gold production was marginally higher during the year. The energy mix was made up almost equally of haulage diesel and electricity. During 2022, Gold Fields spent US$45m on energy and emission savings initiatives (including renewable investments), which resulted in energy savings of 1.08PJ in 2022 (2021: 1.21PJ), and a cost saving of US$53m – equal to US$21/oz. Since the launch of our Energy and Carbon Management Strategy in 2017, Gold Fields has realised cumulative energy savings of 5.46PJ, resulting in cumulative cost savings of approximately US$231m. The investment in energy savings is also reflected in the decline in energy intensity, which reduced to 5.49GJ/oz in 2022 (2021: 5.66GJ/oz). This has been achieved despite more energy-intensive mining over the past few years as we mine deeper at our underground mines and have to travel longer haulage distances at many of our open-pit operations. Emissions performance Our carbon emissions performance mirrors our operations’ energy use trends. Total Scope 1 and 2 CO2e emissions during 2022 were marginally higher at 1.72Mt (2021: 1.71Mt), in line with increased gold production and amid the delay in commissioning of the two solar plants. Emission intensity dropped to 0.67tCO2e/oz in 2022 from 0.70tCO2e/ oz in 2021. Emissions reductions from savings initiatives totalled 302kt CO2e3 during 2022 (2021: 306kt CO2e), in line with internal targets. Emission intensity GJ/oz 20 18 5. 64 20 19 5. 67 20 20 5. 64 20 21 5. 66 5. 49 20 22 6 5 4 Group energy consumption PJ 20 18 5. 1 6. 3 20 19 20 20 20 21 5. 7 6. 3 6. 7 6. 6 6. 7 7.1 0. 1 0. 1 0. 1 0. 1 0. 2 6. 9 7. 0 20 22 15 12 9 6 3 0 ■ Diesel haulage ■ Electricity1 ■ Other fuels2 11.6 12.5 13.1 13.9 14.1 Group energy spend and savings US$m 20 18 30 2 29 30 0 27 25 7 25 34 1 34 20 19 20 20 20 21 53 42 4 20 22 500 400 300 200 100 0 ■ Total ■ Savings Group Scope 1 – 3 CO2e emissions4 Mt 20 18 0. 48 0. 91 0. 60 20 19 0. 48 20 20 0. 52 20 21 0. 54 0. 93 0. 85 0. 93 0. 68 0. 76 0. 79 0. 56 1.99 2.09 2.13 2.26 2.28 0. 93 0. 79 20 22 2.5 2.0 1.5 1.0 0.5 0.0 ■ Scope 1 ■ Scope 2 ■ Scope 3 1 Electricity includes direct and indirect electricity including diesel for power 2 Other includes Petrol, LPG, Pipeline Natural Gas (2021) and Acetylene 3 Group emissions avoided from the installation of gas turbines supplied by a pipeline for Tarkwa and Damang (166kt CO2e or 55% of the Group total emissions avoided) are included in site, region and Group reporting, and recognised as an exceptional continuous project as approved by the Gold Fields Group Head of Energy and Carbon. This project is of strategic importance to the Tarkwa and Damang operations and the Group as it is a major change, with significant capital investment, impact, complexity, and stakeholder involvement 4 Split restated to reflect where energy is used as opposed to resulting direct (Scope 1) and indirect (Scope 2) GHG emissions. Damang diesel for power emits Scope 1 emissions and Australia’s diesel for power emits Scope 2 emissions

Gold Fields Integrated Annual Report 2022 IAR 76 It is envisaged that overall emissions and emissions intensity will continue to decline during 2023 as the South Deep and Gruyere plants will be operational for a full year. As illustrated in the adjacent graph, we foresee that our Scope 1 and 2 carbon emissions will decline from 1,715kt CO2e in 2022 to 1,671kt CO2e in 2023. This will decrease to 1,111kt CO2e as we roll-out renewable energies, implement energy efficiency initiatives and gradually replace diesel in our fleet. This is just below our 2030 target of 1,185kt CO2e, a net emissions reduction of 30% from our 2016 base. Without these programmes, Gold Fields’ emissions would rise to just under 2,395kt CO2e by 2030. RENEWABLE ENERGY In our quest to strengthen security of affordable energy supply, reduce costs and decarbonise our energy sources, we have successfully started integrating renewable energy into our energy supply mix. We are currently operating large- scale renewable energy plants at four of our eight mines. All our mines are evaluating renewables plants, carrying out trials on battery-electric or low- carbon vehicles and exploring options to increase the renewable energy portion of their energy consumption. The Group obtained 14% of its electricity from renewable sources in 2022. This includes hydroelectricity used by Cerro Corona, which was certified as 100% renewable during 2022. Based on our current estimates, we expect this to increase to 22% by 2025, with renewable microgrids anticipated to come on-stream at St Ives and Salares Norte, and additional renewable capacity set to be added to the existing microgrids at Granny Smith, Agnew, Gruyere and South Deep by then. Most of our renewable plants are, or will be, managed by IPPs, who recoup their capital investment via a long-term supply agreement with our mines. Where funding from Gold Fields is required, this is largely from operational cash-flows. This was the case with the R715m (US$46m) solar plant at South Deep. We envisage that renewables will account for approximately 70% of the Group electricity mix by 2030 and, by 2050, this will increase to 100%. The remaining emissions savings will stem from further energy efficiency initiatives, as well as the gradual replacement of our diesel-powered fleet with zero-emission equipment. We are piloting some of these vehicles at various mines while also working with our peers in the ICMM to ensure rapid progress in rolling out safer and cleaner vehicles. In Australia, we are teaming up with peers in the Electric Mine Consortium to explore ways of eliminating emissions at mine sites. Australia Agnew is our flagship renewables mine, and one of the first gold mines in the world to generate over half of its electricity requirements from renewable sources, namely wind and solar. Agnew averaged 57% overall renewable electricity in 2022, with up to 85% in favourable weather conditions. We are exploring additional opportunities to increase this percentage by reducing gas engine constraints, introducing renewable energy storage and adding more solar panels. Granny Smith’s hybrid system – comprising 8MW on-site solar, 2MW battery power systems and a gas power plant – generates 10% of its electricity supply from renewables. Finally, at the Gruyere mine, a 12MW solar plant was commissioned in Q3 2022, accounting for approximately 10% of its electricity consumption.  At St Ives, a feasibility study continues to evaluate alternative power sources for when the current power supply agreement ends in 2024. Community engagements have been successfully concluded and a feasibility study is in progress, with a project proposal likely to go to our Board later this year. We are targeting 75% – 85% energy from a solar and wind microgrid and other options. During 2022, 12% of the region’s electricity requirements were met through renewables, up from 10% in 2020. The investment in renewables and energy efficiency initiatives were responsible for the region’s 2022 carbon emissions savings of 90kt CO2e. South Africa In South Africa, the mining sector has been hard hit by extensive “load- shedding” by the sole power supplier, state-owned Eskom. This has required the mine to curtail certain operational activities at times and utilise diesel- powered generators. The completion of the 50MW Khanyisa solar plant in Q4 2022, with commissioning finalised in Q1 2023, has already alleviated some of the pressures to curtail activities during load-shedding. The cost of the plant was R715m (US$46m) in line with the approved capital. The solar plant will provide approximately 24% of South Deep’s electricity needs and is expected to save the mine R125m (US$8m) a year, or more, depending on the tariffs charged by the state provider Eskom. Estimated emissions reductions a year are 110kt CO2e. South Deep is looking to add an extra 10MW in solar capacity in due course and is also studying the use of wind power and battery storage. Energy and carbon management continued Our decarbonisation roadmap 2022 2,500 2,200 1,900 1,600 1,300 1,000 2023 2024 2025 2026 2027 2028 2029 2030 2024 1,185 1,648 1,671 1,586 1,595 1,466 1,425 1,258 1,411 1,111 1,807 1,858 1,970 2,134 2,200 2,344 2,397 2,430 2,395 Gold Fields 2030 target ■ Unabated kt CO2e (Business-as-usual emissions) ■ Abated kt CO2e (Emission reduction projects implemented) kt CO2e

IAR 77 BUILD ON OUR LEADING COMMITMENT TO ESG The tailings dam at our Gruyere mine in Western Australia To supplement solar electricity, and possibly provide additional energy at night, the mine commissioned a meteorological mast in Q4 2022 to evaluate wind as a source of energy. A decision on the viability of wind turbines will be made later once sufficient data has been collected and analysed. The Environmental Impact Assessment commenced in December 2022. Chile We are developing a 26MW hybrid solar and thermal power solution for the Salares Norte project. Diesel generators will provide 16MW, which will be functional once the operation starts production, with an 8MW solar plant to be added in early 2025. Once fully operational, it will be the highest solar plant in the world at over 4,500m above sea level, and provide approximately 20% of electricity to the mine. The plant, which applied for its environmental approval in February 2023, is set to save the mine over US$7m in energy costs over the first 10 years, and reduce its carbon emissions by 10kt CO2e a year. Peru Cerro Corona is the Group’s mine with the lowest carbon emissions, due to its reliance on hydro-power for its electricity supply, which has been certified as 100% renewable since 2021. CLIMATE CHANGE Gold Fields is acutely aware of the severity of climate-related risks, as well as societal expectations that companies should play their part in reducing carbon emissions. Failure to implement climate change adaptation measures is among the top 15 Group risks. Adequately addressing this risk requires understanding of likely future climatic conditions. The impacts of climate change on Gold Fields and its stakeholders are real and immediate, mainly due to: &#9;z The long-term risks posed by climate change to the Group’s operations and surrounding communities &#9;z Increasing efforts to regulate carbon emissions in most of our jurisdictions &#9;z Taxes on non-renewable energy consumption are increasingly being imposed by governments We conduct regular climate risk and vulnerability assessments to understand the risks and vulnerabilities for our people, communities and operations and to implement appropriate adaptation measures. Critically, this includes work – as part of our conformance to the GISTM – to ensure our tailings dams can withstand the higher rainfalls and more frequent and stronger storms resulting from climate change. Mining and processing of gold is an energy-intensive process. This is increased by changing geology, declining grades, longer haulage distances and increasing mine depths requiring additional cooling and ventilation infrastructure. Managing energy usage enables us to reduce our carbon footprint and costs. Climate change headlined our Group 2030 ESG priorities. The targets include: &#9;z Reiterating our commitment to net-zero emissions by 2050 in line with our signature of the Paris Agreement &#9;z Reducing our total (net) Scope 1 and 2 carbon emissions by 30% by 2030 against a 2016 baseline, despite planning to grow attributable gold production from 2.20Moz to approximately 2.80Moz over the period &#9;z Over the same period, reducing these (absolute) emissions by 50% compared with what they would have been under business-as-usual operating conditions &#9;z Gold Fields plans to announce its Scope 3 targets by the end of 2023 The investment in decarbonising Gold Fields is estimated at approximately US$1.2bn until 2030. A significant share of the capital will be funded through power purchasing agreements (PPAs) with independent power producers (IPPs), though increasingly we also seek to self-fund some of these projects. All projects are expected to be net present value positive. To date, we have invested close to US$500m in renewable energy projects, at South Deep and our Australian mines, the latter largely funded through PPAs. Details of our energy management and climate change approach, policies and guidelines can also be found at https://www.goldfields.com/energy-and- climate-change.php

Gold Fields Integrated Annual Report 2022 IAR 78 Tailings management As at end-2022, our 11 operations (including our two non-managed JVs: Asanko in Ghana and Far Southeast in the Philippines) have 38 TSFs, of which 12 are active. Of the active TSFs, we have two in-pit TSFs – at Agnew and St Ives – six downstream/centre-line TSFs and four upstream TSFs. In addition, two TSFs are under construction – a new upstream-raised TSF at Granny Smith and a new filtered stack at Salares Norte. Our 2030 ESG target is to reduce the number of upstream-raised TSFs to three. To this end, we started converting two upstream-raised TSFs to downstream- raised TSFs at Tarkwa. Our Australian and South African mines are in relatively dry regions and have limited stored supernatant water. The Tarkwa, Damang and Asanko TSFs in Ghana are designed to cope with exceptionally high seasonal rainfalls. We implemented critical controls and performance objectives to ensure TSF embankments remain stable over the life of the facilities. We appointed independent review boards at Tarkwa and Cerro Corona because their TSFs have “extreme” or “very high” Global Industry Standard on Tailings Management (GISTM) consequence category ratings. Our technical teams continue to work with Galiano Gold, which manages Asanko, to maintain the sound operational performance of its lined and downstream-raised TSFs. Salares Norte’s TSF will be a filtered stack dam and will be commissioned in H1 2024, soon after the mine starts operating. The Far Southeast (FSE) TSF in the Philippines is well managed, with no visible signs of instability. The facility has freeboard available to contain up to a one-in-500-year flood event. However, the TSF is in a region prone to high seismic activity and typhoons. Gold Fields and Lepanto Consolidated Mining commissioned external consultants for a more reliable understanding of the risk profile and to develop potential risk control concepts to improve the facility’s risk profile. Gold Fields is currently reviewing its interest in FSE. A detailed profile of Gold Fields’ TSFs can be found on our website at www.goldfields.com/environment-tsf.php Global Industry Standard on Tailings Management Gold Fields and other ICMM members committed to conform all TSFs with “extreme” or “very high” consequence category ratings with the GISTM by August 2023, based on internal self- assessments. All our other tailings facilities that are not in a state of safe closure will conform with the GISTM by August 2025. We have appointed Accountable Executives and Responsible Tailings Facility Engineers as required by the GISTM. We completed internal self-assessments against the ICMM Conformance Protocols for Tarkwa and Cerro Corona, our two priority sites. A final assessment is due in June 2023. ERM, a third-party consultancy, will verify the internal self-assessment outcomes after August 2023. As an important part of our GISTM work, we engage with communities close to TSFs on emergency preparedness, among others. The Global Tailings Management Institute In January 2023, on the fourth anniversary of the Brumadinho Tailings dam disaster (which resulted in the deaths of 270 people), the United Nations Environment Programme and investors representing the Principles for Responsible Investment announced the formation of the Global Tailings Management Institute (GTMI). The GTMI aims to drive and implement mining industry safety standards related to TSFs. A multi-stakeholder advisory panel (which included the ICMM) developed the standards. Gold Fields was one of two mining companies representing the ICMM on the panel. Once operational, the GTMI will be central to the independent auditing the GISTM requires companies to undergo. TSF governance and technical work Independent parties conduct external audits on our active TSFs every three years. We also commission third parties to review operational and legal aspects and sustainable development at the TSFs every three years. The most recent round of audits was carried out in Q1 2023 and findings are due later in 2023. The audits were a gap analysis to assess whether sites conform to the newly released Gold Fields TSF Standard (finalised in Q4 2022). The standard covers 10 topic areas with a detailed monitoring and surveillance requirements section. We retain an Engineer of Record (EoR) and independent technical reviewers for all active Gold Fields-managed sites. A qualified external engineer fills the EoR role, supported by their consulting engineering company. EoRs are responsible for reviewing and approving all engineering and design data, associated operating and monitoring procedures, as-built drawings and facility inspections to confirm physical integrity, safety and ancillary structures’ performance. The Board maintains a high level of oversight of the Group’s TSFs by reviewing quarterly TSF management reports and overseeing external and independent monitoring verification. We continue to further improve TSFs’ operational safety – including, where practical, considering filtered tailings (currently being installed at Salares Norte), commingling, improved water management and in-pit tailings disposal. The ICMM considers these initiatives in its work to improve critical TSF controls and reduce tailings water content. Gold Fields has implemented several technical improvements at its TSFs, including: &#9;z Considering leading practice assessments of static and seismic liquefaction &#9;z Installing real-time information monitoring and database storage systems &#9;z Setting minimum requirements for tailings surveillance &#9;z Ensuring cross-discipline interaction for every TSF design or modification Industry collaboration Gold Fields actively engages with the industry on this subject. We have engaged in the following projects and initiatives: &#9;z AMIRA P1217 research project, which investigates tailings instrumentation and monitoring technologies &#9;z GeoStable Consortium, which was formed with our peers to investigate the commingling of tailings and waste rock &#9;z ICMM Tailings Management Working Group, which works with members to adopt a more proactive approach to tailings management

IAR 79 BUILD ON OUR LEADING COMMITMENT TO ESG WASTE MANAGEMENT Process plant tailings waste and waste rock (or mineralised waste) are two of the most significant by-products of mines. By responsibly managing these waste streams, we can minimise their impact on the environment and our host communities. We are working to achieve this by: &#9;z Using waste rock material to support construction or lifts of TSF walls, or in closure-related activities &#9;z Backfilling tailings material in redundant open pits, which reduces the waste footprint &#9;z Co-mingling of tailings and waste rock to mitigate potential pollution and create more stable landforms &#9;z Operate tailings and waste rock facilities towards closure and to align with GISTM requirements Group mining waste (Mt) Waste rock Tailings 2018 149 41 2019 141 48 2020 141 59 2021 155 58 2022 144 61 Mine closure  By integrating mine closure into our business activities, we aim to reduce our environmental and social impacts, optimise our liabilities and, where possible, enhance asset values. We believe a mining company’s ability to responsibly close its operations is critical to its social licence to operate. Gold Fields’ integrated mine closure planning, portfolio management and liability optimisation are supported by the following: &#9;z Regularly reviewing and updating operations’ closure plans &#9;z Developing rigorous closure cost estimates, which are internally and externally reviewed annually &#9;z Setting annual performance targets for the implementation of progressive rehabilitation plans We are strengthening our efforts to reduce our mine closure liabilities, with US$60m spent on progressive rehabilitation and financial provisioning 2022. We also aim to create economic value for our host communities beyond the life-of-mine through our legacy programmes. Progressive rehabilitation – the implementation of closure activities during the construction and operation of a mine – includes closure-related technical studies and designs, remediation of contaminated areas, decommissioning and removal of redundant infrastructure, landform reshaping, revegetation and in-pit waste rock disposal. In 2022, the Group achieved an average of 88% (2021: 93%) of the measures set in the progressive rehabilitation plans. We remain ahead of our internal target of 85%. Group spend on progressive rehabilitation was US$11m in 2022 (2021: US$24m). Key achievements included: &#9;z Completing the footprint removal and rehabilitation of the former Lawlers process facility at Agnew, which progressed the mine’s closure and rehabilitation &#9;z Decontaminating, closing and returning to the landlord the Salaverry Port concentrate warehouse in Lima, which was used for gold concentrate transfers at Cerro Corona &#9;z Rehabilitating and cleaning redundant surface infrastructure and industrial waste at South Deep &#9;z Continuing progressive rehabilitation at Damang’s East and Far East TSFs &#9;z Continuing rehabilitation trials, including integrated waste landform (tailings and waste disposal) at Gruyere and commercial crop production at TSFs at Damang Gold Fields’ total gross mine closure liability increased by 11% to US$565m in 2022, largely due to additional liabilities at Salares Norte (where closure liability increased to US$53m in 2022 from US$30m in 2021), active mining progression (such as TSF lifts and footprint increases) and mining-related cost inflation. As in previous years, some closure liability cost increases have been partly offset by progressive rehabilitation activities, efficiencies in mine closure planning and activities’ costs. The regional breakdown is provided in the table below: Group closure estimates (US$m) 2022 2021 Australia1 215 214 South Africa 47 41 Ghana 101 99 Americas 201 156 Group total 565 510 1 Includes 50% of the total Gruyere closure cost estimate In 2022, Gold Fields started to take a proactive, beyond-compliance approach to funding the inevitable closure of our mines, which includes supplementing the funding we are currently required by the regulators to set aside. Our existing bank guarantees and other security agreements remain in place to support potential unplanned closures and to meet in-country regulatory requirements. Each region makes provision for mine closure cost estimates through: &#9;z Australia – existing operating cash and resources and restricted funds set aside (US$28m was set aside for 2022) &#9;z South Africa – contributions to environmental trust funds and guarantees ensuring that the life-of- mine closure liability will be fully funded. We set aside an additional US$3m in 2022 &#9;z Ghana – reclamation security agreements and bonds underwritten by banks, as well as continued restricted funds set aside. We set aside an additional US$8m in 2022 &#9;z Peru – bank guarantees and restricted funds set aside (US$10m was set aside for 2022) &#9;z Chile – bank guarantees

Gold Fields Integrated Annual Report 2022 IAR 80 Our Salares Norte project in Chile at the height of winter

IAR 81 IN THIS SECTION Overview of our portfolio and growth strategy 82 Life extension through near-mine exploration 86 Mineral Resources and Mineral Reserves summary 87 Strategic Pillar 3 Grow the value and quality of our portfolio of assets 2022 performance highlights Salares Norte construction Near-mine exploration Gold Mineral Reserves 87% complete US$107m 46.1Moz Relevant Group risks MINERAL RESOURCES AND MINERAL RESERVES SALARES NORTE SOUTH DEEP Failure to replace Mineral Resources and Mineral Reserves beyond mine depletion Delays and cost overruns relating to the Salares Norte project Failure to maintain performance momentum and alignment with the build-up plan 5 3 14 We are adding quality, high-value mines to our portfolio so that we have assets we can continue to mine in the future. GROW THE VALUE AND QUALITY OF OUR PORTFOLIO OF ASSETS

Gold Fields Integrated Annual Report 2022 IAR 82 Overview of our portfolio and growth strategy Gold Fields follows a deliberate counter- cyclical investment strategy and spends the necessary levels of sustaining capital throughout the cycle. We invested significantly into our portfolio over the past four to five years to enhance our asset base’s quality and life, and to ultimately increase the free cash-flow (FCF) per ounce of gold we produce. Our high-quality, global production base is the result of focusing on low-cost, longer-life assets in a limited number of mining-friendly jurisdictions. Reinvesting in the Gold Fields portfolio will help us maintain an attractive production profile over the next decade at globally competitive costs. Our portfolio’s production base for the next six years, at least, is based on four key areas: &#9;z The Australian region is set to produce approximately 1Moz until 2030 &#9;z Average annual output of 500koz at Salares Norte from 2024 until 2029 &#9;z Steady-state annual production of 380koz a year from 2025 onwards at South Deep &#9;z Approximately 600,000koz annual production from Tarkwa, under which we will consolidate our production in Ghana from 2024 onwards With this 2.20Moz – 2.40Moz annual production base, Group production (excluding our 45% holding in Asanko) is guided to be approximately 2.30Moz in 2023, 2.75Moz in 2024 and 2.80Moz in 2025, as depicted in the graph below. The following assets in our portfolio are maturing and reaching the end of their lives: &#9;z Damang had its last year of steady- state production in 2022 after our reinvestment in the pit cutback. From 2024, the mine will process only stockpiles and produce approximately 150koz per year &#9;z Cerro Corona will continue to produce at current levels until 2025, after which its production level will drop significantly as it will process only stockpiles. This lower production level will continue until the mine’s end of life at the end of the decade Addressing longer-term production sustainability Gold Fields built its portfolio and strategic reputation by targeting smaller, bolt-on acquisitions that do not overly stress the balance sheet. Examples of this approach include our acquisition of the Yilgarn assets in Western Australia from Barrick in 2013; 50% of Gruyere from Gold Road Resources in Western Australia in 2016; and 45% of the Asanko mine in Ghana from our JV partner Galiano Gold, which manages the mine, in 2018. The Group focuses more on the quality and profitability of every ounce of gold we produce rather than on the absolute level of production. However, gold assets are finite by nature and it is necessary to continue investing in the portfolio in addition to looking at external growth opportunities. The organic growth options in our current portfolio are more limited and, as such, we need to pursue inorganic opportunities to bolster our pipeline and address our production profile’s longer-term decline. The proposed acquisition of Yamana Gold was intended to address the longer-term challenges facing Gold Fields and the global gold sector by Gold Fields production outlook 2022 3,000 2,500 2,000 1,500 1,000 500 0 ■ Australia ■ Ghana ■ South Africa ■ Peru ■ Chile 2023 2024 2025

IAR 83 GROW THE VALUE AND QUALITY OF OUR PORTFOLIO OF ASSETS providing immediate cash-flow and a pipeline of longer-term growth or replacement options in favourable mining jurisdictions. The acquisition would have increased the quality of Gold Fields’ portfolio in one deal rather than in several smaller transactions. Management and the Board still believe it was the right composite solution, but not one that should have been pursued at any price. We were not prepared to be drawn into a bidding war which, we believe, would have destroyed value for our shareholders. The Board reaffirmed its support for Gold Fields’ strategy and provided its backing for the Company to continue exploring alternative replacement and growth options. However, it is unlikely that Gold Fields will pursue large-scale mergers or acquisitions like the Yamana Gold deal in the near future. Acquisitions of this nature have become more expensive as global gold production inches towards its peak and exploration activities have yielded limited success. Looking forward, in addition to our existing focus on near-mine (brownfields) and district exploration, we will consider development projects, bolt-on acquisitions of producing assets and greenfields exploration. During 2022, we invested US$107m in brownfields exploration (of which 53% was at our Australian mines) to extend the life of our current asset base and capitalise on in-country opportunities to leverage off our existing footprint, infrastructure and skills. For more details, see p86. Our investment in greenfields exploration includes exploration across targeted jurisdictions and taking minority stakes in exploration companies. For more details, see p84. We consider all opportunities in line with our strict capital allocation approach and will only pursue an opportunity if it generates the required returns, which is one of our key strategic objectives. Production levels is only one of our focus areas: we pursue opportunities that are value accretive and enhance the portfolio’s quality. We will not retain unprofitable or marginal ounces in the portfolio and will look to dispose of any assets management believes can be better served by a company with greater focus and resources. Improving our portfolio’s jurisdictional quality In addition to the quality of individual assets, the quality of the jurisdiction in which they are located is an important part of our decision-making process. This approach has served the business well and we will continue to be selective regarding which jurisdictions we consider in our strategic options for the future. In 2022, the political landscape in several of our operating countries became more challenging, specifically in Peru, Chile and Ghana. Political developments in Ghana are particularly concerning, with the government under significant financial strain and putting increased demands on corporates. We continue to monitor developments and maintain open lines of communication with our governmental stakeholders in these countries. For more details, see p65. The Group continued to enhance its global footprint during 2022 by advancing the Salares Norte project in Chile, with first production expected in Q4 2023. This project will add an average 500koz of yearly gold- equivalent production from 2024 – 2029. Salares Norte will operate at extremely competitive costs, further enhancing the quality of our portfolio. We have budgeted US$389m in both project and sustaining capital for its continued development in 2023. We remain selective when choosing the countries in which we deploy capital. South Deep is our only South African operation, and while it accounts for the majority of our Mineral Reserve base (46.1Moz at end-December 2022), our strategy over the past decade has targeted continued expansion outside of South Africa. Approximately 40% of our attributable gold Mineral Reserves (excluding our 45% interest in Asanko) were outside of South Africa at 31 December 2022, with 7.9Moz in Australia, 5.8Moz in Ghana, 1.1Moz in Peru and 4.6Moz in Chile. Unlocking value and returning capital Gold Fields remains committed to its strategy of generating cash to pay dividends to shareholders, reducing debt and sharing the value we create with our employees, host communities, governments, business partners and capital providers. Our capital allocation priorities for 2023 are: &#9;z Funding Salares Norte capex &#9;z Increasing capex to sustain production at our mines &#9;z Degearing the balance sheet &#9;z Paying dividends at between 30 – 45% of normalised earnings We continue to focus on strategic levers to unlock value in our existing assets that is not yet fully reflected in market valuations. This includes completing construction and ramping-up production at Salares Norte and replacing our Australian operations’ Mineral Reserves, thereby extending their lives-of-mine. PROPOSED TARKWA JV In line with our strategy of boosting growth through development projects or bolt-on acquisitions of producing assets, we announced a proposed JV in March 2023, involving our Tarkwa mine in Ghana and AngloGold Ashanti’s neighbouring Iduapriem mine. The companies agreed in principle on the key terms, governance and managements structures, and commenced negotiations with the Ghanaian government and other stakeholders to formalise the JV as soon as feasible. Excluding the interest to be held by the government of Ghana, proposed at 10% in line with its current holding in Tarkwa, Gold Fields will have an interest of 66.7% and incorporate the JV into Gold Fields Ghana. AngloGold Ashanti will have an interest of 33.3%. If approved, the JV would create the largest gold mine in Africa, a high-quality operation supported by a substantial mineral endowment and an initial life spanning 18 years. The benefits of the proposed JV include: &#9;z Estimated average annual production (100% basis) of almost 900koz over the first five years and average annual production in excess of 600koz over the estimated life of operation &#9;z Estimated AISC (in 2023 terms) of less than US$1,000/oz over the first five years and less than US$1,200/oz over the estimated life of operation &#9;z Increased Mineral Reserves, exceeding the Reserves for the two stand-alone mines, due to the anticipated operational synergies It is expected the JV will be operational before the end of 2023.

Gold Fields Integrated Annual Report 2022 IAR 84 Overview of our portfolio and growth strategy continued See the table below for a complete overview of our current strategic shareholdings. Gold Fields’ non-core investments (31 December 2022) Investment Shareholding  Market value (US$m) Galiano Gold 9.8 11.7 Rusoro Mining 24.8 5.2 Chakana Copper 17.9 2 Magamatic Resources 6.5 1.2 Lefroy Exploration 13.6 3.8 Lunnon Metals 34.0 40.6 Hamelin Gold 10.0 1.1 Torq Resources 15.0 8.4 Tesoro Gold 14.9 4.6 Others 1.6 Total value 80.2 Far Southeast Since early 2022, Gold Fields has sought to sell its 40% stake in Far Southeast Gold Resources, which manages the Far Southeast (FSE) project in the Philippines. Lepanto Consolidated Mining Company (Lepanto) in the Philippines holds the remaining 60% interest, as well as the mining rights and manages the existing mining operation adjacent to FSE. The carrying value we attribute to FSE has been written down from US$114m at the end of 2021 to zero. In 2015, Lepanto, the owner of the underlying mineral rights including the FSE property, was unable to renew its 25-yearly mining licence when the Philippine government ruled Free Prior and Informed Consent (FPIC) was required for the renewal. This requirement was overturned during independent arbitration and, in 2018, by the country’s Court of Appeals. In 2019, the government appealed this ruling in the Supreme Court. In December 2022, the Supreme Court ruled that FPIC was required. Lepanto and Far Southeast Gold Resources filed a motion for reconsideration of the decision in January 2023. Gold Fields’ monthly holding costs in FSE are approximately US$0.16m. STRATEGIC INVESTMENTS Over the years, Gold Fields has acquired strategic interests in several smaller exploration companies. After steadily reducing these non-core equity holdings in 2020 and 2021, in 2022 we changed our strategy and acquired stakes in two exploration companies that are managing prospective drilling programmes in Chile: &#9;z We acquired a 15% stake for A$5.7m (US$3.8m) in ASX-listed Tesoro Gold, which is exploring the El Zorro gold project near our Salares Norte project in the Atacama province &#9;z We invested C$15m (US$11.4m) for a 15% interest in TSX-listed Torq Resources, which is running drilling programmes at two gold-copper projects, Margarita and Santa Cecilia, that could complement our Salares Norte project Our exploration investment portfolio also includes the following: &#9;z We have an 18% stake in TSX-listed Chakana Copper, which is advancing the gold-copper-silver Soledad project in central Peru. In 2022 we participated in a rights issue to the amount of C$900k (US$700k), which did not change our shareholding &#9;z We have a 14% stake in ASX-listed Lefroy Exploration, which is successfully exploring north of our St Ives mine in Western Australia

IAR 85 GROW THE VALUE AND QUALITY OF OUR PORTFOLIO OF ASSETS Exploration drilling at the Salares Norte project, Chile SALARES NORTE Salares Norte is a 100% Gold Fields- owned gold-silver deposit. It is located between 3,900m and 4,700m above sea level in the Diego de Almagro municipality in the Atacama region of northern Chile. Its high-sulphidation epithermal system contains mineralisation, offering high-grade oxides. The project is currently in its construction phase, and we expect it to meaningfully change Gold Fields’ future profile by accelerating production growth and reducing Group AIC. Land easement for the project was granted for 30 years on 30 May 2016. In December 2016, we obtained water rights to meet the project’s operational requirements. The Atacama Environmental Assessment Commission approved Salares Norte’s Environmental Impact Assessment (EIA) on 18 December 2019 and the Board approved the project’s construction and development in February 2020. Although the construction team has made significant progress since activities began in 2020, Covid-19 and severe weather conditions affected progress on-site during 2021 and 2022. Indications are that first production will now commence only in Q4 2023. We forecast production of 15koz – 35koz in 2023, which will improve strongly to 500koz in 2024 and 600koz in 2025. Average annual production for 2024 – 2029 is expected at 500koz, with AISC of US$660/au-eq oz. Life-of-mine production between 2024 – 2033 is expected at 355koz/year, at average AISC of US$745/au-eq oz. We now estimate total project capex of US$1,020m, of which US$758m had been spent by December 2022 (US$97m during 2020, US$375m during 2021 and US$286m during 2022). 2023 will be another capital-intensive year for the project, with US$230m budgeted for project capital. Despite the delay and the higher costs, Salares Norte remains a world-class project with a sector-leading cost profile. At end-December 2022, the construction progress was 86% complete (end- December 2021: 55%) and total project progress stood at 87% (end-December 2021: 62%). Some key milestones were finalised during 2022, including the heavy mine equipment shop and the freshwater system. The processing plant construction was 77% complete at end-December 2022, including significant progress on the grinding, crusher and stockpile areas. Pre-stripping of the Brecha Principal pit was completed in October 2022, and 50.6Mt of waste has been moved to date. Ore stockpiling commenced in Q4 2022, with 422kt (79koz of contained gold) built up by end-December 2022. In addition to the Agua Amarga and Brecha Principal ore bodies, which will be mined over the initial 10-year period, there is significant exploration potential in the surrounding area. Salares Norte controls 84,000ha of mineral rights in the Salares Norte district and has carried out extensive exploration within a 20km radius of the plant site. The operation spent US$34m on exploration in 2022 and drilled a total of 18,836m. We will continue to invest in exploration in the area to add to the production pipeline from 2025 onwards. An important part of the project’s EIA approval was relocating the endangered Short-tailed Chinchilla from the area. The relocation programme commenced in August 2020 but was halted by the environmental regulator in November 2020 after two of the four relocated Chinchillas died soon after they had been moved. We have continued to collaborate with the authorities to resolve the sanction proceedings by providing a comprehensive plan to safely relocate the remaining estimated 20 Chinchillas. As part of the plan, we prepared and updated the required administrative and technical improvements in the relocation strategy. We also continue to engage with authorities and other stakeholders – including independent environmental experts – while we wait for the regulator to respond to our compliance programme and, hopefully, lift the suspension. This relocation delay does not affect the project’s construction schedule but, if the restrictions are not lifted, we may be required to implement an alternative mining plan. While there are no Indigenous claims or community presence on the concession or the dedicated access routes, Salares Norte embarked on an extensive engagement programme with four Indigenous communities in its wider vicinity and has entered into long-term agreements with them. The project’s principal area of social influence – and potential labour-sending area – is the Diego de Almagro municipality, which is approximately 125km away.

Gold Fields Integrated Annual Report 2022 IAR 86 Life extension through near-mine exploration Near-mine (brownfields) exploration is key to Gold Fields’ strategy and played an important role in establishing a robust production profile across the regions. We believe brownfields exploration is an important foundation for regional growth, and we will continue to invest in it as it offers one of the lowest-cost opportunities for adding ounces and improving cash-flow, specifically on a per-share basis. This is particularly true for our Australian assets, where brownfields exploration is an essential ongoing expense when mining orogenic ore bodies. The value in near-mine exploration lies in knowledge of the ore bodies, which enables our exploration teams to identify extensions or additional ore sources in the mining tenement. It also enables us to leverage our operational infrastructure, such as regional management teams. Finally, brownfields exploration enables Gold Fields to take advantage of our operational capabilities, including our proven ability to develop and mine orogenic ore bodies. In 2022, Gold Fields spent US$107.0m (US$100.0m excluding Asanko) on brownfields exploration (2021: US$104.4m (US$97.7m excluding Asanko)), which supported a total of 420km (354km excluding Asanko) of drilling (2021: 386km (335km excluding Asanko)). The majority of this spending – US$56m (A$81m) (2021: US$59m (A$79m)) – was incurred at our Australian mines. Encouragingly, the Australian region as a whole managed to replace Mineral Reserves post-depletion during 2022, with increases at St Ives and Agnew offsetting declines at Granny Smith and Gruyere. Our exploration spend in Chile was US$31.9m in 2022 (2021: US$27.7m) and US$16.1m (US$9.4m excluding Asanko) in Ghana (2021: US$13.4m (US$6.6m excluding Asanko)). For 2023, we have budgeted US$93m (excluding Asanko) for near-mine exploration and Mineral Resource conversion, of which US$58xm (A$83m) will be at our Australian operations, US$24m at Salares Norte in Chile and US$5m at our Ghanaian mines. Following are details of the near-mine exploration activities at our Australian operations: Mineral Reserve Reconciliation Gold (koz) M in er al Re se rv es 20 21 M in ed de pl et io n 20 22 Gr ow th 20 22 M in er al Re se rv es 20 22 2, 71 3 68 7 (3 86 )2, 41 2 2. 34 3,000 2,500 2,000 1,500 500 0 ■ Proportion of national employees 2. 34 ■ Proportion of national employees Mineral Reserve Reconciliation Gold (koz) M in er al Re se rv es 20 21 M in ed de pl et io n 20 22 Gr ow th 20 22 M in er al Re se rv es 20 22 1,0 95 33 5 (2 54 ) 1,0 13 1,200 1,000 800 600 400 200 0 Mineral Reserve Reconciliation Gold (koz) M in er al Re se rv es 20 21 M in ed de pl et io n 20 22 Gr ow th 20 22 M in er al Re se rv es 20 22 2, 13 5 22 4 (3 05 )2, 21 6 2. 34 2,500 2,000 1,500 1,000 500 0 ■ Proportion of national employees Mineral Reserve Reconciliation Gold (koz) M in er al Re se rv es 20 21 M in ed de pl et io n 20 22 Gr ow th 20 22 M in er al Re se rv es 20 22 2, 02 3 (17) (18 7)2, 22 6 2. 34 2,500 2,000 1,500 1,000 500 0 ■ Proportion of national employees ST IVES At St Ives, total 2022 exploration spend amounted to A$35.4m (US$25m). Mineral Reserves increased by 12% to 2.7Moz, net of depletion, with the Invincible complex continuing to grow, both laterally and at depth. GRANNY SMITH Total exploration spend at Granny Smith amounted to A$18.4m (US$12.7m) in 2022. Mineral Reserves decreased by 4% post-depletion to 2.1Moz. GRUYERE Gold Fields spent A$2.9m (US$2.0m) in near-mine exploration at Gruyere in 2022. The mine’s attributable Mineral Reserves (50% basis) decreased by 9% to 2.0Moz, in line with expectations and the life-of-mine plan. AGNEW We spent A$24m (US$16.8m) on near-mine exploration at Agnew during 2022. Encouragingly, Agnew managed to replace Mineral Reserves after depletion again during the year, with Mineral Reserves increasing by 8% to 1.1Moz. The enhanced focus on exploration over the past few years is starting to yield extremely encouraging results, and Agnew’s outlook is increasingly positive.

IAR 87 GROW THE VALUE AND QUALITY OF OUR PORTFOLIO OF ASSETS Mineral Resources and Reserves summary Managing our Mineral Resources and Mineral Reserves is central to delivering on our strategic goals and key performance targets. To support this, the Group continued to focus on near-mine exploration to extend mine life during the year. As in 2021, Gold Fields was not able to replace all mined Mineral Reserves through exploration and mine extensional drilling. Nevertheless, we added significant Mineral Reserves and Mineral Resources to reduce the impact of depletion. Replacing Mineral Reserves through extensional drilling and exploration is a multi-year commitment, and it is not realistic to expect a smooth replacement trajectory. Gold Fields remains committed to a Mineral Reserves replacement programme at its operations. Cost pressures and mining depletion had a negative impact on Mineral Resources and Mineral Reserves across all operations, resulting in an overall decline. We are conducting studies to identify how we can address this impact through project ramp-ups, expansions and increased efficiencies. We continue to plan for exploration and extensional drilling to define additional Mineral Resources and Mineral Reserves in the 2023 planning cycle. Despite the decrease in Mineral Resources and Mineral Reserves, Gold Fields is well placed to continue delivering on production guidance in the near term. In 2022, due to continued mining inflationary pressures, Gold Fields increased Mineral Resources and Mineral Reserves pricing assumptions for gold by US$100/oz to US$1,600/oz and US$1,400/oz, respectively, and updated exchange rates. Refer to the Gold Fields Mineral Resources and Mineral Reserves Supplement (MRMR Supplement) for details of pricing and other modifying factor assumptions. Due to the timing of this increase, the changes in pricing assumptions were applied primarily to financial modelling and have not flowed through to all aspects of mine planning and optimisation for our Australian and Ghanaian operations. Our South African and South American operations have completed the planning and optimisation process using the updated pricing assumptions. All our mine sites continue to drive Mineral Resources to Mineral Reserves conversion, strive for Mineral Reserves growth to replace annual depletion, improve cash-flow and cost per ounce, and deliver on strategic opportunities to extend the lives-of-mine. 2022 PERFORMANCE The Covid-19 pandemic again affected the Mineral Resources and Mineral Reserves reporting cycle. Nevertheless, our regions completed their drilling, resource modelling, technical studies and life-of-mine planning as scheduled. As at end-2022, Group attributable Proved and Probable Mineral Reserves are estimated at 46.1Moz gold (2021: 47.4Moz), 398Mlbs copper (2021: 474Mlbs) and 42.2Moz silver (2021: 39.0Moz). Gold Mineral Reserves decreased by 1.2Moz on an attributable basis net depletion of approximately 2.55Moz. Copper Mineral Reserves decreased by 76Mlb on an attributable basis net depletion of 110Mlbs. Silver Reserves at our Salares Norte project in Chile increased by 3.2Moz. Group attributable Measured and Indicated Mineral Resources excluding Mineral Reserves (EMR) are 31.1Moz gold (2021: 32.2Moz), 300.0Mlbs copper (2021: 264.3Mlbs) and 2.5Moz silver (2021: 7.1Moz). Group attributable Inferred Mineral Resources EMR are 11.2Moz gold (2021: 11.9Moz), 1.1Mlbs copper (2021: 2.0Mlbs) and 0.5Moz silver (2021: 0.9Moz). In 2022, the carrying value for the Far Southeast deposit in the Philippines was written down to nil. Consequently, Inferred Mineral Resources of 7.9Moz gold and 3,968Mlbs copper were written down and are not reflected in the figures provided above. The Mineral Resources and Mineral Reserves figures provided above include our operating mines but exclude the Asanko JV in Ghana. The Asanko mine is operated by our JV partner Galiano Gold and does not currently have a life-of- mine plan verified by Gold Fields. The mine is not considered material to Gold Fields’ portfolio. Mineral Reserves changes include increases of 0.3Moz (12%) at St Ives and 0.1Moz (8%) at Agnew, both net of annual depletion. These increases were offset by Mineral Reserves decreases of 0.2Moz (-9%) at Gruyere, 0.1Moz (-4%) at Granny Smith, 0.4Moz (-2%) at South Deep, 0.3Moz (-47%) at Damang, 0.4Moz (-7%) at Tarkwa and 0.2Moz (-21%) at Cerro Corona, all including annual depletion. Silver Reserves increased by 3.2Moz (8%) at Salares Norte and Copper Reserves decreased by 76Mlb (-16%) at Cerro Corona. Measured and Indicated Mineral Resources EMR gold changes during 2022 include decreases of 2.1Moz (-52%) at Granny Smith, 0.4Moz (-29%) at Agnew, 0.4Moz (-12%) at Tarkwa and 0.4Moz (-64%) at Salares Norte. This was offset by increases of 2.1Moz (11%) at South Deep and 0.1Moz (19%) at Cerro Corona. Copper increased by 35Mlbs (13%) at Cerro Corona and silver decreased by 4.7Moz (65%) at Salares Norte. Inferred Mineral Resources EMR gold changes during 2022 include decreases of 0.1Moz (-16%) at Gruyere, 0.2Moz (-10%) at Granny Smith, 0.5Moz (-46%) at Agnew, 0.1Moz (-21%) at Tarkwa and 0.1Moz (-59%) at Salares Norte. This was offset by an increase of 0.2Moz (14%) at St Ives. Silver increased by 0.4Moz (43%) at Salares Norte. The decreases in Mineral Resources and Mineral Reserves were primarily due to depletion and increased cut-off grades due to mining inflation, along with the removal of pillars from Granny Smith. Depletions from Mineral Resources can occur due to mining of mineralised material not in reserve, which may be opportunistic, incrementally costed or part of the business plan guided by grade control drilling completed during the year. GOVERNANCE The consolidated summary of Gold Fields’ Mineral Resources and Mineral Reserves in this section should be read with the Gold Fields MRMR Supplement and Gold Fields annual report on Form 20-F, which can be found on our website at www.goldfields.com/integrated-annual- reports.php. The MRMR Supplement sets out important and detailed technical information on the Company’s Mineral

Gold Fields Integrated Annual Report 2022 IAR 88 Mineral Resources and Reserves summary continued Resources and Mineral Reserves as at 31 December 2022. It is prepared in line with the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves, 2016 edition (SAMREC Code) and other leading standards and stock exchange regulations, including S-K 1300 from the US SEC. Supplementary information is also available in the Technical Report MINERAL RESERVES AND MINERAL RESOURCES ESTIMATES Attributable Mineral Reserves 31 December 2022 31 December 2021 Gold Category Tonnes (Mt) Grade (g/t) Gold (koz) Tonnes (Mt) Grade (g/t) Gold (koz) Australia region Gruyere Proved and Probable 49.4 1.27 2,023 54.5 1.27 2,226 Granny Smith Proved and Probable 11.8 5.64 2,135 12.6 5.47 2,216 St Ives Proved and Probable 24.6 3.43 2,713 20.1 3.74 2,412 Agnew Proved and Probable 5.3 6.46 1,095 5.1 6.13 1,013 Total Australia region Proved and Probable 91.1 2.72 7,965 92.4 2.65 7,867 South Africa region South Deep Proved and Probable 178.8 4.99 28,679 182.4 4.97 29,129 Total South Africa region Proved and Probable 178.8 4.99 28,679 182.4 4.97 29,129 Ghana region Damang Proved and Probable 10.3 0.92 307 15.5 1.15 573 Tarkwa – open pits Proved and Probable 100.0 1.22 3,906 110.9 1.20 4,272 Tarkwa – stockpiles Proved and Probable 63.7 0.46 949 63.3 0.47 952 Tarkwa – total Proved and Probable 163.7 0.92 4,856 174.2 0.93 5,224 Asanko1 Proved and Probable Total Ghana region Proved and Probable 174.0 0.92 5,162 189.8 0.95 5,797 Americas region Salares Norte Proved and Probable 18.4 5.85 3,454 20.8 5.19 3,467 Cerro Corona Proved and Probable 49.9 0.54 872 58.0 0.59 1,103 Total Americas region Proved and Probable 68.3 1.97 4,327 78.8 1.80 4,570 Gold Fields operations – total gold Proved and Probable 512.1 2.80 46,133 543.3 2.72 47,363 1 Asanko 50% Gold Fields JV share – 45% attributable to Gold Fields Mineral Resources and Mineral Reserves managed by Galiano Gold (the operator) not reported in 2022, 2021 or 2020 figures and reported in 2019 figures only 31 December 2022 31 December 2021 Silver Tonnes (Mt) Grade (g/t) Silver (koz) Tonnes (Mt) Grade (g/t) Silver (koz) Americas region Salares Norte Proved and Probable 18.4 71.35 42,164 20.8 58.41 38,990 Total Americas region silver Proved and Probable 18.4 71.35 42,164 20.8 58.41 38,990 Copper Tonnes (Mt) Grade (% copper) Copper (Mlb) Tonnes (Mt) Grade (% copper) Copper (Mlb) Americas region Cerro Corona Proved and Probable 49.9 0.36 398 58.0 0.37 474 Total Americas region copper Proved and Probable 49.9 0.36 398 58.0 0.37 474 Summaries filed as exhibits to Gold Fields’ annual report on Form 20-F. While there are some differences in the formatting of the documents due to different reporting guidelines, they are nevertheless substantially similar. The Mineral Reserves and Mineral Resources statements were prepared under the supervision of and reviewed by the Group Competent Persons, Julian Verbeek and Jason Sander, who are members of Gold Fields’ Corporate Technical Services team. They both consent to the disclosure of these statements in the form they are presented. Details of experience and affiliation are provided in the MRMR Supplement.

IAR 89 GROW THE VALUE AND QUALITY OF OUR PORTFOLIO OF ASSETS Attributable Mineral Resources EMR1 31 December 2022 31 December 2021 Gold Category Tonnes (Mt) Grade (g/t) Gold (koz) Tonnes (Mt) Grade (g/t) Gold (koz) Australia region Gruyere M&ID2 13.2 1.38 586 13.9 1.36 611 Gruyere IF3 14.5 1.49 696 17.9 1.45 832 Granny Smith M&ID 13.2 4.62 1,964 24.8 5.09 4,059 Granny Smith IF 9.1 5.46 1,590 11.0 4.96 1,757 St Ives M&ID 10.3 2.91 964 10.6 3.21 1,092 St Ives IF 11.3 3.94 1,432 9.8 3.97 1,252 Agnew M&ID 5.4 5.02 878 8.2 4.69 1,236 Agnew IF 4.0 4.66 602 7.6 4.53 1,112 Total Australia region M&ID 42.2 3.24 4,392 57.5 3.78 6,998 Total Australia region IF 38.9 3.46 4,320 46.3 3.33 4,953 South Africa region South Deep M&ID 137.6 4.57 20,220 129.2 4.37 18,167 South Deep IF 20.4 9.10 5,971 20.4 9.10 5,975 Total South Africa region M&ID 137.6 4.57 20,220 129.2 4.37 18,167 Total South Africa region IF 20.4 9.10 5,971 20.4 9.10 5,975 Ghana region Damang M&ID 43.4 2.08 2,895 44.1 2.07 2,926 Damang IF 9.2 1.86 549 8.9 1.90 545 Tarkwa – open pits M&ID 61.3 1.37 2,692 68.9 1.38 3,053 Tarkwa – open pits IF 5.4 1.46 255 6.9 1.45 322 Tarkwa – stockpiles M&ID 0.1 0.35 1 0.1 0.35 1 Tarkwa – stockpiles IF 0.0 0 0.0 0 Tarkwa – total M&ID 61.4 1.36 2,693 68.9 1.38 3,054 Tarkwa – total IF 5.4 1.46 255 6.9 1.45 322 Asanko Total Ghana region M&ID 104.8 1.66 5,588 113.0 1.65 5,980 Total Ghana region IF 14.6 1.71 804 15.8 1.70 867 Americas region Salares Norte – Chile M&ID 2.8 2.11 192 8.0 2.09 537 Salares Norte – Chile IF 0.9 1.91 58 2.6 1.67 142 Cerro Corona – Peru M&ID 40.5 0.51 660 37.5 0.46 557 Cerro Corona – Peru IF 0.1 0.38 2 0.3 0.37 4 Total Americas region M&ID 43.3 0.61 852 45.5 0.75 1,094 Total Americas region IF 1.1 1.71 60 2.9 1.54 146 Gold Fields operations – total gold M&ID 327.9 2.97 31,053 345.2 2.91 32,239 Gold Fields operations – total gold IF 75.0 4.69 11,154 85.5 4.41 11,941 Silver 31 December 2022 31 December 2021 Category Tonnes (Mt) Grade (g/t) Silver (koz) Tonnes (Mt) Grade (g/t) Silver (koz) Americas region Salares Norte (silver only) M&ID 2.8 27.16 2,472 8.0 27.69 7,130 Salares Norte (silver only) IF 0.9 17.47 531 2.6 10.89 928 Category Tonnes (Mt) Grade (% copper) Copper (Mlb) Tonnes (Mt) Grade (% copper) Copper (Mlb)Copper Americas region Cerro Corona (copper only) M&ID 40.5 0.34 300 37.5 0.32 264 Cerro Corona (copper only) IF 0.1 0.33 1 0.3 0.30 2 1 Mineral Resources excluding Mineral Reserves 2 Measured and Indicated 3 Inferred

Assurance Internal and external assurance is provided over selected sustainability information contained in the Integrated Annual Report. IN THIS SECTION Independent Reasonable Assurance Statement to Gold Fields Limited 91 Assured Sustainability Performance Indicators 94 Assured South African Mining Charter Performance Indicators 95 Reporting boundary 96 Administration and corporate information 97 The processing plant at our Cerro Corona mine in Peru 90 IAR Gold Fields Integrated Annual Report 2022

IAR 91 ASSURANCE Independent Reasonable Assurance Statement to Gold Fields Limited ERM Southern Africa (Pty) Ltd (“ERM”) was engaged by Gold Fields Limited (“Gold Fields”) to provide reasonable assurance in relation to selected information set out below and presented in Gold Fields’ 2022 Integrated Annual Report for the year ended 31 December 2022 (the “Report”). Engagement summary Scope of our assurance engagement Whether Gold Fields’ assertions relating to the following ICMM Subject Matters (SM) are fairly presented in the Report, in all material respects, in accordance with the reporting criteria: • SM1: The alignment of Gold Fields’ sustainability policies, management standards and procedures to the ICMM Principles, any mandatory requirements set out in ICMM Position Statements, the corporate-level ICMM Performance Expectations (PEs) and corporate-level aspects of the combined PEs. • SM2: Gold Fields’ material sustainability risks and opportunities based on its own review of the business and the views and expectations of its stakeholders. • SM3: The existence of systems and approaches that Gold Fields is using to manage selected material sustainability risks and opportunities. • SM4: Gold Fields’ reported performance during the given reporting period for selected material sustainability risks and opportunities, as listed in Tables 1 and 2 overleaf. &#9;z SM5: Disclosures regarding Gold Fields’ prioritisation process for selecting assets for third-party PE Validation. Our assurance engagement does not extend to information in respect of earlier periods or to any other information included in the Report. Reporting period 2022 (1 January 2022 – 31 December 2022) Reporting criteria • ICMM Assurance and Validation Procedure (March 2023), including the ICMM Principles, ICMM Position Statements and ICMM Performance Expectations • The GRI Reporting Standards of the Global Reporting Initiative (GRI), including the GRI’s Mining and Metals Sector Supplement (2013) • Gold Fields’ definitions for the selected environmental, social, health, safety and South African Mining Charter indicators as disclosed within the Report and on Gold Fields’ website Assurance standard and level of assurance We performed a reasonable assurance engagement, in accordance with the International Standard on Assurance Engagements ISAE 3000 (Revised) ‘Assurance Engagements other than Audits or Reviews of Historical Financial Information’ and in accordance with ISAE 3410 for Greenhouse Gas data issued by the International Auditing and Standards Board. Respective responsibilities Gold Fields is responsible for preparing the Report, including the collection and presentation of the disclosures covered by the scope of our engagement, the design, implementation and maintenance of related internal controls over the information and data, as well as the integrity of its website. ERM’s responsibility is to provide an opinion on the selected information based on the evidence we have obtained and exercising our professional judgement, on whether the information covered by the scope of our engagement has been prepared in accordance with the stated criteria. ERM disclaims any liability for any decision a person or entity may make based on this Assurance Statement. OUR OPINION In our opinion, the selected information as described under ‘scope’ above is fairly presented, in all material respects, in accordance with the reporting criteria. EMPHASIS OF MATTER Without affecting our opinion, we draw attention to the explanatory notes provided by Gold Fields on p75 of the Report relating to the total emissions avoided for the group, which includes projects at Tarkwa and Damang mines that are recognised as exceptional continuous projects by the Gold Fields Group Head of Energy and Carbon.

Gold Fields Integrated Annual Report 2022 IAR 92 Independent Reasonable Assurance Statement to Gold Fields Limited continued OUR ASSURANCE ACTIVITIES Considering the level of assurance and our assessment of the risk of material misstatement of the selected information presented in the Report, a multi-disciplinary team of sustainability and assurance specialists performed a range of procedures that included, but was not restricted to, the following: &#9;z Assessing the appropriateness of the reporting criteria for the selected information presented in the Report. &#9;z A review of external media reporting relating to Gold Fields to identify sustainability issues in the reporting period that may be relevant to the assurance scope. &#9;z Interviews with a selection of staff and management, including senior executives, to gain an understanding of: ― Gold Fields’ sustainability strategy, policies and management systems, including stakeholder engagement and materiality assessment; ― The status of implementation of the ICMM Mining Principles (including the corporate-level PEs and corporate-level aspects of the combined PEs) and ICMM Position Statements in Gold Fields’ strategy and policies; ― Gold Fields’ identification and management of sustainable development risks and opportunities as determined through its review of the business and the views and expectations of its stakeholders; and ― The relevant management systems and processes (including internal review and control processes) used for collecting and reporting the selected disclosures. &#9;z Reviewing supporting evidence related to external stakeholder engagement on material issues facing the business. &#9;z Confirming that Gold Fields’ policies and procedures in effect remain aligned with the ICMM Mining Principles (including the PEs) and other mandatory requirements set out in the ICMM Position Statements in effect as at 31 December 2022. &#9;z Testing the processes and systems, including internal controls, used to generate, consolidate and report the selected information. &#9;z Interviews with management representatives responsible for managing the selected issues. &#9;z A review at corporate level of a sample of qualitative and quantitative evidence supporting the reported information. &#9;z An analytical review of the year-end data submitted by all locations included in the consolidated 2022 group data for the selected disclosures which included testing the completeness and mathematical accuracy of conversions and calculations, and consolidation in line with the stated reporting boundary. &#9;z In-person visits to the following sites to review source data and local reporting systems and controls: ― Gruyere Mine, Australia; ― St Ives Mine, Australia; ― South Deep Mine, South Africa; ― Tarkwa Mine, West Africa; and ― Damang Mine, West Africa. &#9;z Virtual visits to the following sites to review source data and local reporting systems and controls: ― Agnew Mine, Australia; ― Granny Smith Mine, Australia; and ― Cerro Corona Mine, Peru. &#9;z Confirming conversion and emission factors and assumptions used. &#9;z Reviewing the presentation of information relevant to the scope of our work in the Report to ensure consistency with our findings. THE LIMITATIONS OF OUR ENGAGEMENT The reliability of the assured information is subject to inherent uncertainties, given the available methods for determining, calculating or estimating the underlying information. It is important to understand our assurance opinions in this context. FORCE MAJEURE As a result of safety concerns arising from the socio-political unrest in Peru at the time of the planned site visit, we were unable to carry out certain assurance activities as originally planned and agreed with Gold Fields. The in-person visit to Gold Fields’ Cerro Corona mine was replaced with remote reviews via teleconference and video calls for this year’s assurance engagement. While we believe these changes do not affect our reasonable assurance opinions above, we draw attention to the possibility that if we had undertaken an in-person visit we may have identified errors and omissions in the assured information that we did not discover through the alternative approach.

IAR 93 ASSURANCE OUR INDEPENDENCE, INTEGRITY AND QUALITY CONTROL ERM Southern Africa (Pty) Ltd and ERM Certification and Verification Services Limited (“ERM CVS”) are members of the ERM Group. All employees are subject to ERM’s Global Code of Business Conduct and Ethics. ERM CVS is an independent certification and verification body accredited by UKAS to ISO 17021:2015. Accordingly, ERM CVS maintain a comprehensive system of quality control, including documented policies and procedures regarding compliance with ethical requirements, professional standards, and applicable legal and regulatory requirements. Our quality management system is at least as demanding as the relevant sections of ISQM-1 and ISQM-2 (2022). ERM CVS applies a Code of Conduct and related policies to ensure that its employees maintain integrity, objectivity, professional competence and high ethical standards in their work. ERM CVS’ processes are designed and implemented to ensure that the work we undertake is objective, impartial and free from bias and conflict of interest. ERM CVS’ certified management system covers independence and ethical requirements that are at least as demanding as the relevant sections of Parts A & B of the IESBA Code relating to assurance engagements. The team that has undertaken this assurance engagement has extensive experience in conducting assurance on environmental, social, ethical and health and safety information, systems and processes, and provides no consultancy related services to Gold Fields Limited in any respect. Jonathan van Gool Gareth Manning Engagement Partner Review Partner ERM Southern Africa (Pty) Ltd ERM Certification and Verification Services Limited Johannesburg, South Africa London, United Kingdom 30 March 2023 www.erm.com | ERM.SouthAfricaAdminMailbox@erm.com

Gold Fields Integrated Annual Report 2022 IAR 94 Assured sustainability performance indicators Table 1. Selected indicators for the 2022 reporting period in our reasonable assurance scope and disclosed by Gold Fields in the Report. Indicator Unit Page number Environment Number of serious environmental incidents – Level 3 and above Number of incidents 73 Total water withdrawal GL 74 Total water withdrawal per tonnes processed L/tonne 74 Freshwater withdrawal GL 74 Percentage of water recycled or reused Percentage 74 Total CO2-equivalent emissions, Scope 1 – 2 MtCO2e 75 Total CO2-equivalent emissions, Scope 31 MtCO2e 75 Energy consumption PJ 75 Total CO2-equivalent emissions avoided from initiatives ktCO2e 75 Total energy saved from initiatives PJ 75 Social Total socio-economic development (SED) spend US$ 62 Percentage of host community workforce employment Percentage 61 Percentage of host community procurement spend Percentage 61 Group Host Community Value Creation Percentage 60 Total value created and distributed US$ 56 Health and safety Number of cases of Silicosis reported Number of cases 36 Number of cases of Noise Induced Hearing Loss reported (NIHL) Number of cases 36 Number of cases of Malaria tested positive per annum Number of positive cases 37 Number of South African and West African employees in the HAART programme (cumulative) Number of employees 37 Percentage of South African and West African workforce on the voluntary counselling and testing (VCT) programme Percentage of workforce 37 Total recordable injury frequency rate (TRIFR): Employees, Contractors, Total Rate 34 Serious injuries (As per Gold Fields Group Health and Safety Reporting requirements) Number of serious injuries 34 Lost time injury frequency rate (LTIFR): Employees, Contractors, Total Rate 34 Near miss incidents Number of near miss incidents 34 1 ERM’s assurance coverage of Scope 3 emissions included the following categories only: Purchased Goods; Fuel & Energy Related Activities; Upstream Transportation & Distribution; and Business Travel, representing a coverage of 96% of total Scope 3 emissions. ERM also assured the overall Scope 3 emissions consolidation.

IAR 95 ASSURANCE Assured South African Mining Charter performance indicators Table 2. Selected South African Mining Charter performance indicators for the 2022 reporting period in our reasonable assurance scope and disclosed by Gold Fields in the Report. Parameter Unit Page number Percentage implementation of Mine Community Development Projects in approved and published Social and Labour Plan (SLP) (“Table S”1) Number of projects 69 Progress to date 69 HDSAs2 in management (in proportion to applicable demographics) made up of: 69 Board: 50% black persons with exercisable voting rights, of which 20% must be black women Board: Percentage black persons % 69 Board: Percentage black women % 69 Executive/top management: 50% black persons of which 15% must be black women Exec: Percentage black persons % 69 Exec: Percentage black women % 69 Senior: 50% black persons of which 15% must be black women Senior: Percentage black persons % 69 Senior: Percentage black women % 69 Middle: 60% black persons of which 20% must be black women Middle: Percentage black persons % 69 Middle: Percentage black women % 69 Junior: 70% black persons of which 25% must be black women Junior: Percentage black persons % 69 Junior: Percentage black women % 69 Employees with disabilities: 1.5% as a percentage of all employees Disabilities: Percentage 69 Core skills: 50% black persons Core skills: Percentage 69 Mining goods: 70% of procurement spend on goods (excluding non-discretionary spend) must be on South African manufactured goods, proportioned as follows regarding the manufacturing entity: 21% by HDPs3 owned and controlled company Percentage procured from HDPs owned and controlled company 69 5% by women OR by young owned and controlled company Percentage women OR by young owned and controlled company 69 44% by BEE4 compliant company Percentage procured from BEE- compliant company 69 Mining services: 80% of procurement spend on services (excluding non-discretionary spend) must be sourced from South African companies, proportioned as follows: 50% on HDPs owned and controlled company Percentage discretionary spend on HDPs owned and controlled company 69 15% on women owned and controlled company Percentage discretionary spend on women owned and controlled company 69 5% on youth Percentage discretionary spend on youth 69 10% on BEE compliant company Percentage discretionary spend on BEE compliant company 69 Research and Development (R&D) budget spend of which 70% must be spent on South African-based R&D entities % of spend on R&D entities 69 R-value of spend 69 1 As per the Implementation Guidelines for the BBSEEC for the South African Mining and Minerals Industry (2018) 2 Historically Disadvantaged South African 3 Historically Disadvantaged Persons 4 Black Economic Empowerment

Gold Fields Integrated Annual Report 2022 IAR 96 Reporting boundary REPORTING SCOPE AND BOUNDARY Our 2022 IAR provides a detailed view of Gold Fields for the financial year ended 31 December 2022. It reflects on Gold Fields’ financial and non-financial performance against our three strategic pillars, and how this created, preserved or eroded value for our key stakeholders – governments, employees, business partners, capital providers and host communities. Our financial reporting boundary includes the financial performance of our subsidiaries, joint ventures (JVs) and investments. It includes material information relating to our nine operations and one project in Australia, South Africa, Ghana (including our Asanko JV), Chile and Peru. We also include any material events after year-end and up to the Board approval date of 30 March 2023. We detail our geographical footprint on p6. The term “attributable” as it relates to production refers to 100% of our mines and projects except for Gruyere (50%), South Deep (96.43%), Damang (90%), Tarkwa (90%), Asanko (45% equity share), and Cerro Corona (99.5%). The term “attributable” as it relates to Mineral Reserves and Mineral Resources refers to 100% of our mines and projects, as well as Far Southeast (FSE) (40%), Gruyere (50%), Damang (90%), Tarkwa (90%), Asanko (45%) and Cerro Corona (99.5%). The exception is attributable Mineral Reserves and Mineral Resources at South Deep (90.5%). The term “managed” relating to production and Mineral Reserves and Mineral Resources refers to 100% of our mines and projects, as well as FSE (40%), Gruyere (50%) and Asanko (50%). The net debt:EBITDA ratios mentioned in this report refer to adjusted EBITDA, while we present Group and mine All-in costs and All-in sustaining costs in terms of the original World Gold Council interpretation. Non-financial data included in this IAR relates to our eight operating mines and excludes our non-managed Asanko JV and the Salares Norte project in Chile, unless stated otherwise. Socio-economic development spend includes spend by the South Deep trusts. For 2022, we used average exchange rates of R16.37/US$1 and US$0.69/A$1 (2021: R14.79/US$1 and US$0.75/A$1; 2020: R16.38/US$1 and US$0.69/A$1). We used forecast exchange rates of R17.00/US$1 and US$0.70/A$1 for 2023. Unless otherwise specified, no information has been restated from previous reporting periods. REPORTING LANDSCAPE In preparing this IAR and its supporting documents, we applied and complied with the following frameworks, standards and Acts: &#9;z Integrated Reporting Framework &#9;z Companies Act No 71 of 2008, as amended &#9;z JSE Limited Listings Requirements &#9;z New York Stock Exchange Listings Requirements &#9;z US Securities and Exchange Commission &#9;z King IV Report on Corporate Governance for South Africa 2016 &#9;z International Financial Reporting Standards (IFRS) (as defined on p69 of the Annual Financial Report) Our non-financial data has been published in accordance with, and with reference to, the Global Reporting Initiative’s (GRI) Universal Standards. We consider that this IAR, together with additional documents available on our website, complies with the requirements of the GRI Standards. See our disclosures in accordance with the GRI Standards at www.goldfields.com/sustainability-overview.php We also comply with the International Council on Mining and Metals (ICMM) Sustainable Development Framework, Mining Principles, Performance Expectations and Position Statements (see p4 for assurance). Gold Fields completed a Self-Assessment and Independent Validation Statement of our conformance to the ICMM Mining Principles, Performance Expectations and mandatory elements of the Position Statements as part of our 2021 – 2023 independent third-party validation cycle. This self-assessment and independent validation was undertaken at corporate and asset level for all managed gold- producing operations in accordance with the ICMM 2020 Assurance and Validation Procedure. Our compliance with the ICMM is addressed throughout this report and on our website, and details: &#9;z How our sustainable development policies, management standards and procedures align with the ICMM’s Mining Principles &#9;z How we identify specific sustainable development risks and opportunities based on our review of the business and expectations of its stakeholders &#9;z The systems and approaches we implemented to manage the sustainable development risks and opportunities identified &#9;z Our performance across the identified material sustainable development risks and opportunities Our ICMM Self-Assessment and Independent Validation Statement report can be accessed at https://www.goldfields.com/pdf/sustainbility/ sustainability-reporting/international-council-on-mining-and-metals- (icmm)/2022/gold-fields-icmm-performance-expectations- report-2021-2023.pdf Gold Fields’ rejoined the World Gold Council in January 2021, and we are on track to implement its Responsible Gold Mining Principles within the required three-year timeline. We are already able to demonstrate near complete compliance with the principles at both corporate and mine levels by applying the WGC-ICMM equivalency benchmark. Gold Fields also subscribes to, aligns with or is a member of the following sustainability standards, reporting frameworks and indices: &#9;z Carbon Disclosure Project &#9;z Task Force on Climate-related Financial Disclosures &#9;z IFRS Foundation’s International Sustainability Standards Board &#9;z United Nations Global Compact &#9;z United Nations Sustainable Development Goals &#9;z Extraction Industries Transparency Initiative &#9;z International Cyanide Management Code FORWARD-LOOKING STATEMENTS This IAR contains forward-looking statements within the meaning of section 27A of the US Securities Act of 1933 (the Securities Act) and section 21E of the US Securities Exchange Act of 1934 (the Exchange Act) with respect to Gold Fields’ financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Such forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes”, “estimates”, “plans”, “anticipates”, “aims”, “continues”, “expects”, “hopes”, “may”, “will”, “would” or “could” or, in each case, their negative or other various or comparable terminology. These forward-looking statements, including, among others, those relating to Gold Fields’ future business prospects, revenues and income, and including any climate change-related statements, targets and metrics, wherever they may occur in this IAR, are necessary estimates reflecting the best judgement of Gold Fields’ senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Consequently, these forward-looking statements should be considered in light of various important factors, including those outlined in this IAR. Gold Fields undertakes no obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events. Refer to Gold Fields’ comprehensive forward-looking statements on www.goldfields.com
GOLD FIELDS LIMITED Annual Financial Report including Governance Report 2022 Creating enduring value beyond mining

Gold Fields Annual Financial Report including Governance Report 2022 AFR 2 SEND US YOUR FEEDBACK We value your feedback. To ensure that we report on issues that matter to our stakeholders, please provide any feedback and questions to investors@goldfields.com or sustainability@goldfields.com, or visit www.goldfields.com to download the feedback form. NOTES The Audited Financial Statements for the year ended 31 December 2022 were prepared by the corporate accounting staff of Gold Fields headed by Ms T Ilarionova, the Group Financial Controller. This process was supervised by Mr PA Schmidt, the Group’s Chief Financial Officer (CFO). CREATING ENDURING VALUE BEYOND MINING ABOUT OUR COVER The cover photo of our 2022 Annual Financial Report shows a Rhino underground drill rig operating at our South Deep mine in South Africa. Delivering value in partnerships with our stakeholders Gold Fields is a globally diversified gold producer with nine operating mines in Australia, South Africa, West Africa (including the Asanko joint venture (JV)) and Peru and one project in Chile. We have total attributable annual gold-equivalent production of 2.40Moz, gold Mineral Reserves of 46.1Moz and gold Mineral Resources of 42.3Moz (excluding Mineral Resources). Our shares are listed on the Johannesburg Stock Exchange (JSE) and our American depositary shares trade on the New York Exchange (NYSE). Annual Financial Statements 67 Management’s Discussion and Analysis of the Financial Statements 67 Report of Independent Registered Public Accounting Firm 115 Accounting Policies 118 Consolidated Income Statement 141 Consolidated Statement of Comprehensive Income 142 Consolidated Statement of Financial Position 143 Consolidated Statement of Changes in Equity 144 Consolidated Statement of Cash-Flows 145 Notes to the Consolidated Financial Statements 146 Operating and Financial Information by Mine (unaudited) 200 Shareholders’ Information (unaudited) 208 Glossary of Terms (unaudited) 210 Administration and Corporate Information (unaudited) 221 CONTENTS Governance Report 2 Statement of Responsibility by the Board of Directors 3 Company Secretary’s Certificate 3 Chief Executive Officer and Chief Financial Officer Responsibility Statement 4 Corporate Governance Report 5 Directors’ Report 22 Audit Committee Report 26 Remuneration Report 29

Statement of Responsibility by the Board of Directors Company Secretary’s Certificate The directors are responsible for the preparation, integrity and fair presentation of the Annual Financial Statements (AFS) of Gold Fields Limited (Gold Fields) and its subsidiaries (together referred to as the Group or the Company), comprising the Consolidated Statement of Financial Position at 31 December 2022, the Consolidated Income Statement and Consolidated Statement of Comprehensive Income, Changes in Equity and Cash-Flows for the year then ended, the accounting policies and the notes to the Consolidated Financial Statements, as well as the Directors’ Report. These financial statements presented on p67 – 225 were prepared in accordance with the International Financial Reporting Standards (IFRS) and the requirements of the South African Companies Act No 71 of 2008, as amended (Companies Act), the JSE Limited Listings Requirements and include amounts based on judgements and estimates made by management. The directors consider that, in preparing the financial statements, they have used the most appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all IFRS they consider to be applicable have been followed. The directors are satisfied that the information contained in the AFS fairly presents the results of operations and cash-flows for the year and the financial position of the Group at year-end. The directors also prepared the other information included in the Annual Financial Report (AFR) and are responsible for both its accuracy and its consistency with the financial statements. The directors are responsible for ensuring accounting records are kept. The accounting records should disclose with reasonable accuracy the financial position of the Group to enable the directors to ensure the financial statements comply with the relevant legislation. The directors are also responsible for such internal controls as they deem necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error, and for maintaining adequate accounting records and an effective system of risk management. The directors are also responsible for the controls over and the security of the website and, where applicable, for establishing and controlling the process for electronically distributing annual reports and other financial information to shareholders and to the Companies and Intellectual Property Commission (CIPC). The auditors are responsible for reporting on whether the Consolidated Financial Statements are fairly presented in accordance with the applicable financial reporting framework. The going concern basis has been adopted in preparing the financial statements. The directors have no reason to believe that the Group, or any company within the Group, will not be a going concern in the foreseeable future, based on forecasts and available cash resources. These financial statements support the viability of the Group. Gold Fields has adopted a Code of Conduct, which is available on the Gold Fields website and which is adhered to by the Group. The Group’s external auditors, PricewaterhouseCoopers Inc (PwC), audited the financial statements, and their report is presented on p115 – 119. APPROVAL OF CONSOLIDATED ANNUAL FINANCIAL STATEMENTS Gold Fields’ consolidated AFS, as identified in the first paragraph, were approved by the Board of Directors (Board) on 30 March 2023 and are signed on its behalf by: Martin Preece Paul Schmidt Interim Chief Executive Officer Chief Financial Officer Authorised director Authorised director In terms of section 88(2)(e) of the Companies Act, I certify that the Company has lodged with the CIPC all such returns required to be lodged by a public company in terms of the Companies Act, and that all such returns are true, correct and up to date. Anr&eacute; Weststrate Company Secretary 30 March 2023 AFR 3 GOVERNANCE REPORT

Chief Executive Officer and Chief Financial Officer Responsibility Statement In terms of section 3.84(k) of the JSE Listings Requirements, the directors, whose names are stated below, hereby confirm that: a. The AFS set out on p120 – 235 fairly present in all material respects the financial position, financial performance and cash-flows of the issuer in terms of IFRS; b. To the best of our knowledge and belief, no facts have been omitted or untrue statements made that would make the AFS false or misleading; c. Internal financial controls have been put in place to ensure material information relating to the issuer and its consolidated subsidiaries have been provided to effectively prepare the financial statements of the issuer; d. The internal financial controls are adequate and effective and can be relied upon in compiling the AFS, having fulfilled our role and function as executive directors with primary responsibility for implementation and execution of controls; e. Where we are not satisfied, we have disclosed to the Audit Committee and the auditors any deficiencies in design and operational effectiveness of the internal financial controls, and have remediated the deficiencies/taken steps to remedy the deficiencies; and f. We are not aware of any fraud involving directors. Martin Preece Paul Schmidt Interim Chief Executive Officer Chief Financial Officer Gold Fields Annual Financial Report including Governance Report 2022 AFR 4

Corporate Governance Report OVERVIEW Standards, principles and systems Material internal and external standards and principles INTERNAL STANDARDS AND PRINCIPLES LISTINGS REQUIREMENTS SUSTAINABILITY STANDARDS BUSINESS ETHICS STANDARDS Gold Fields’ comprehensive set of internal standards and principles form the foundation of how we do business. These include: Our vision and values: Our values inform everything we do in pursuit of our vision to be the preferred gold mining company delivering sustainable, superior value. These values apply across every level of the Group, from directors to employees. Our purpose statement: Our new purpose statement is: “Creating enduring value beyond mining”. More information on our purpose and vision statements and values can be found on p3 of our Integrated Annual Report (IAR). Board Charter: The Charter describes the Board and its Committees’ terms of reference, articulates the objectives, powers and responsibilities of the Board and ensures that directors meet their fiduciary duties. Likewise, each Board Committee operates in terms of a written terms of reference that are reviewed at least annually to align with the provisions of applicable statutory and regulatory requirements. The Group developed a range of policy statements that direct business conduct, available online at www. goldfields.com/policies.php Code of Conduct: Gold Fields’ Code of Conduct commits and binds every employee, officer and director within the Company to conduct business in a way that is ethical and fair. The Board’s Audit Committee and the Social, Ethics and Transformation (SET) Committee are tasked with ensuring the consistent application of, and adherence to, the Code. The Code is available on our website at www.goldfields. com/code-of-conduct.php Values and Code of Conduct Summary for Suppliers and Contractors: The code outlines our expectations of suppliers and contractors in their dealings with us and with others. Our primary listing is on the JSE, and we are therefore subject to the provisions of the JSE Listings Requirements. Gold Fields has a secondary listing on the NYSE and, as a foreign private issuer, is subject to the provisions of the NYSE Listings Requirements, certain provisions of the U.S. Securities and Exchange Commission (US SEC), as well as the terms of the Sarbanes-Oxley Act of 2002. The Board is committed to the principles and recommended practices of King IV Report on Corporate Governance for South Africa, 2016 (King IV™)1 that are entrenched across the Group. The Board is satisfied that every effort was made to comply with all aspects of King IV and, to this end, ensured compliance during 2022. As per King IV, applicable, non-binding rules, codes and standards have been adopted by the Audit Committee. Our Sustainable Development Framework is guided by the International Council on Mining and Metals’ (ICMM) Mining Principles and their supporting Performance Expectation and external assurance thereof. Despite not being a direct participant in the United Nations (UN) Global Compact, we are guided by and adhere to its 10 principles. As members of the World Gold Council from 1 January 2022, we subscribe to all the relevant World Gold Council standards, including its Conflict-Free Gold Standard. Our Conflict-Free Gold Report and Statement of Conformance, (with the limited assurance opinion) can be viewed online at www goldfields.com/ sustainability-reporting.php Our reporting is guided by the Integrated Reporting Framework and the Global Reporting Initiative (GRI) standards. Our 2022 GRI submission can be viewed online at  www.goldfields.com/ sustainability-reporting.php All our eligible operations are certified to the International Cyanide Management Code (ICMC) – except our Cerro Corona mine in Peru, which does not use cyanide in its processes – the ISO 45001 occupational health and safety management systems standard and the ISO 14001 environmental management systems standard. Cerro Corona and the Tarkwa and Damang mines in Ghana are certified to the ISO 50001 energy management standard. Our other mines will follow suit. All our operations and regional offices, except those in Chile, are certified against the ISO 27001 information security management systems standard. Our Code of Conduct is aligned with national and international business ethics and anti-corruption standards, including the UN Convention against Corruption (2003) and the Organisation for Economic Co-operation and Development (OECD) Convention on Combating Bribery of Foreign Public Officials in International Business Transactions (1997). We support the principles and processes of the Extractive Industry Transparency Initiative (EITI) through our membership of the ICMM. Ghana and Peru are the EITI-compliant countries in which we operate. We annually review, assess and maintain a regulatory risk profile of all identified and assessed laws, regulations and adopted rules, codes and standards. Read more on p17. 1 Copyright and trademarks are owned by the Institute of Directors in South Africa NPC and all of its rights are reserved AFR 5 GOVERNANCE REPORT

Corporate Governance Report continued BOARD OF DIRECTORS Board overview As the highest governing authority of the Group, the Gold Fields Board assumes ultimate responsibility for the Company’s adherence to sound corporate governance standards and ensures all business decisions and judgements are made with integrity, reasonable care, skill and diligence. The Board’s objectives and responsibilities are articulated in its Charter. Similarly, each of the Board’s Committees operates in accordance with its written terms of reference, which are reviewed and approved annually. In terms of Gold Fields’ Memorandum of Incorporation (MoI), available at www.goldfields.com/standards-and-principles.php, the Board must have a minimum of four directors and can have up to a maximum of 15 directors. Currently, the Board comprises 10 directors – two executive directors and eight independent non-executive directors (NEDs). Gold Fields’ Board has had a majority of independent NEDs since the Company was founded in 1998. On advisement by the Nominating and Governance Committee, the Board ensures reputable persons of well-known competence and experience, who are willing to devote a sufficient part of their time to the Company, are elected as independent directors. Each director offers a range of relevant knowledge, expertise, technical experience and business acumen, enabling them to exercise independent judgement during Board deliberations and decision-making. The Nominating and Governance Committee also ensures the Board has adequate diversity in respect of race, gender, culture, age, field of knowledge, skills, experience, business expertise and geographic and academic backgrounds. As at end-2022 the Committee comprises Mr YGH Suleman, Mr SP Reid, Ms PG Sibiya and Mr TP Goodlace. This is in line with the Company’s commitment to inclusivity and diversity. The composition of the Board’s Committees was reviewed and approved during the Board meeting held in November 2022. The role of NEDs, who act independently of management, is to guide the Company, provide independent oversight, contribute to effective governance and protect the interests of both the Company and all its stakeholders, particularly shareholders – including minority shareholders. The roles of the Board Chairperson and Chief Executive Officer (CEO) are kept separate. Mr YGH Suleman, an NED, has served as our Board Chairperson since 1 June 2022, while Mr SP Reid, also an NED, has served as Lead Independent Director (LID) since 16 September 2021. During 2022, and after year-end, we made several other material announcements regarding the Board and its subcommittees, in addition to the new Chairperson’s appointment. These are Ms MC Bitar’s appointment as NED effective 1 May 2022, Mr CI Griffith’s resignation as CEO and executive director effective 31 December 2022 and Mr M Preece’s appointment as interim CEO and executive director effective 1 January 2023. The following committee appointments have been announced since 1 January 2022: On 1 June 2022, Ms PG Sibiya was appointed as Chairperson of the Audit Committee, Ms JE McGill as Chairperson of the Social, Ethics and Transformation (SET) Committee and Mr YGH Suleman as Chairperson of the Nominating and Governance Committee. Ms MC Bitar was appointed to the Risk, SET and Safety, Health and Sustainable Development (SHSD) Committees with effect from 18 August 2022 and the Remuneration Committee with effect from 23 February 2023. She had joined the Audit Committee on 17 August 2022 but stepped down on 12 October 2022. Ms JE McGill was appointed to the Capital Projects, Control and Review and SHSD Committees with effect from 18 August 2022 and to the Nominating and Governance Committee with effect from 23 February 2023. The Board is kept informed of all developments relating to the Group, primarily through its executive directors, executive management and the Company Secretary. Board members have unrestricted access to the Group’s management and access to the external auditors, when necessary, and are entitled to seek independent professional advice, at the Group’s expense, on any matters pertaining to Gold Fields that they require to address independently. A brief curriculum vitae (CV) for each Board member is detailed on p14 – 15 of this report. Chief Financial Officer Mr PA Schmidt has served as Gold Fields’ CFO since his appointment to the position on 1 January 2009. In accordance with the JSE Listings Requirements, the Audit Committee considered and unanimously agreed that Mr Schmidt executed his duties satisfactorily and with the required levels of expertise and experience during 2022. The Audit Committee is of the opinion that Mr Schmidt, together with other members of his financial management team, managed the Group’s financial affairs effectively during the 2022 financial year. Board appointments, rotation and retirement The appointment of directors is governed by a formal process. The Nominating and Governance Committee recommends suitable candidates, as well as evaluating such candidates from time to time. The Board Chairperson and LID are appointed on an annual basis by the Board after a review of their performance and independence. In line with recommendations by King IV, the Board conducts a thorough annual internal evaluation of the independence of directors, and specifically where directors have served on the Board for nine or more years. The Board was satisfied that all its NEDs met the criteria for the 2022 financial year. Together with management, the Nominating and Governance Committee develops and facilitates an induction programme for new Board members to ensure their understanding of Gold Fields and the business environment in which it operates. The Committee also assesses the commitments of non-executive candidates to ensure their availability to fulfil their responsibilities. The Board attendance is listed on p8. Gold Fields Annual Financial Report including Governance Report 2022 AFR 6

In accordance with Gold Fields’ MoI, one-third of all directors (including executive directors) shall retire from office at each Annual General Meeting (AGM). The first to retire are those directors appointed during the year, followed by the longest-serving members. The Board, assisted by the Nominating and Governance Committee, recommends the eligibility of retiring directors (subject to availability and their contribution to the business) for reappointment. Retiring directors can be re-elected immediately by the shareholders at the AGM. Term limit of non-executive directors In terms of the Board Charter, a director is required to retire at the AGM following the year in which they turn 70 years old, unless the retirement age is extended by a fixed period at the discretion of the Board. In accordance with the recommendations of King IV, a director may continue to serve longer than nine years, provided the Board in its entire discretion and unanimous decision determines that it is in the best interest of the Company and its shareholders to extend the director’s service for the additional period. Directors’ dealings in shares of Gold Fields Gold Fields’ Board members and employees are informed of closed and prohibited periods for share dealings by the Company Secretary, as prescribed by the Gold Fields Share Dealing Policy, which is in line with JSE Listings Requirements and applicable legislation. Closed and prohibited periods remain in force until quarterly, biannual and annual results are published. This was done on a quarterly basis during 2022. Closed periods will also be in place should the Company trade under a cautionary announcement. Any directors’ dealings (including executive directors) require the pre-approval of the Chairperson. The Company Secretary keeps record of such dealings. Board remuneration NEDs are remunerated for their services as members of the Board, including the respective subcommittees they attend annually and ad hoc Committees officially approved by the Board. Shareholders approve these Committee fees annually at the Company’s AGM. Further details of NEDs’ and executive directors’ remuneration can be found in the Remuneration Report on p29 – 66. Board of Directors’ Charter During the year, the Board reviewed the Board Charter and subcommittees’ terms of reference to ensure it aligns with the recommendations of King IV. A summary of how Gold Fields applied the principles of King IV is detailed and explained on p18 – 19. Company Secretary The Company Secretary provides company secretarial services and oversees Board governance processes in accordance with applicable regulation, including the Companies Act, King IV, and the JSE and NYSE Listings Requirements. The Company Secretary attends all meetings held by the Board and its subcommittees. The Board has direct access to the Company Secretary, who guides the directors in the execution of their duties and responsibilities. The Company Secretary is not a director of the Group, has an arm’s length relationship with the Board and is an employee of the Company. The Company Secretary oversaw relevant Board governance matters and assisted the Board and its Committees with annual plans, agendas, minutes and terms of references during 2022. Ms A Weststrate held the position of Company Secretary in 2022. The Board is satisfied that Ms Weststrate is competent, qualified and has the necessary expertise and experience to fulfil the role. Application of King IV within Gold Fields The Board aligns its processes, practices and structures with King IV and continued to review and refine the Group’s approach to ensure and enhance compliance with King IV during 2022. A full register of the King IV principles, and the extent of the Company’s compliance therewith, is available on p18 – 19, and will also be placed on the website at www.goldfields.com/standards-and-principles.php Board attendance The Board is required to meet at least four times a year. The Board Charter allows the Board to conduct its meetings by electronic communication. The Board met eight times during 2022, as four special Board meetings were held to deliberate on urgent substantive matters. The Nominating and Governance Committee held a special meeting to consider NED appointments and succession processes. To prepare for Board meetings, all directors are provided with the necessary information needed in the form of comprehensive Board packs, which are collated in advance by management in preparation for each Board or subcommittee meeting. These packs enable our directors to discharge their responsibilities effectively and efficiently during meetings. The Board agenda and meeting structure focus on strategy, sustainable development, finance, performance monitoring, governance and other related matters. During 2022, Board meetings and some subcommittee meetings were preceded by closed-session meetings by NEDs. Directors are required to recuse themselves from meetings on any matters in which they may be conflicted. AFR 7 GOVERNANCE REPORT

Corporate Governance Report continued Number of Board meetings, Board Committee meetings and directors’ attendance during the year Directors Board meetings Special Board meetings Ad hoc Investment Committee Audit Committee Safety, Health and Sustainable Development Committee Capital Projects, Control and Review Committee Remuneration Committee Social, Ethics and Transformation Committee Nominating and Governance Committee Risk Committee Number of meetings per year 4 4 14 6 4 4 4 5 6 2 CA Carolus1 2 4 2 – 2 2 2 3 1 – YGH Suleman2 4 4 14 6 1 4 3 1 6 A Andani 4 4 14 6 – 4 4 4 – – PJ Bacchus 4 4 14 6 – 4 4 – – 2 MC Bitar3 3 2 9 1 3 2 2 2 – 1 TP Goodlace 4 4 14 – 4 4 – – 6 2 CI Griffith4 4 4 13 6 4 4 4 5 2 2 JE McGill 4 4 9 1 4 4 4 5 – 1 M Preece5 – – 1 – – – – – – – SP Reid 4 4 3 – 4 4 4 – 6 – PA Schmidt 4 4 14 6 – 4 – – – 2 PG Sibiya 4 4 10 6 – 3 – 5 5 2 1 Ms Carolus resigned from the Board effective 1 June 2022 2 Mr Suleman was appointed as Chairperson on 1 June 2022 and is a standing invitee to all Committee meetings 3 Ms Bitar was appointed effective 1 May 2022 4 Mr Griffith resigned effective 31 December 2022 5 Mr Preece was appointed executive director and interim CEO effective 1 January 2023. Mr Preece attended one ad hoc Investment Committee meeting as acting CEO The full Directors’ Report is on p22 – 25. Gold Fields Annual Financial Report including Governance Report 2022 AFR 8

BOARD COMMITTEES The Board has eight standing Committees, established in compliance with the Companies Act and JSE Listings Requirements. These Committees have delegated authority from the Board. Members of the Committees are all independent NEDs, and the CEO, CFO and various members of management are standing invitees to these meetings. Each Board Committee is chaired by an independent NED. The Board’s Committees operate in accordance with written terms of reference and have a set list of responsibilities, which are outlined at www.goldfields.com/standard-and-principles.php. In line with King IV recommendations, the Board reviews the terms of reference of all subcommittees every year and, if necessary, adopts changes which are approved by the Board. Subcommittees are required to evaluate their effectiveness and performance annually and to report findings to the Board for consideration. The written terms of reference and responsibilities of the Board and its Committees are set out below Board The Board consists of eight NEDs and two executive directors. The Board is responsible for approving and monitoring the Group’s performance against the management-developed strategy. The Board reviews its governance practices annually and is satisfied that all aspects of King IV principles were met in 2022. The Board Charter compels directors to promote the vision of the Company while upholding sound principles of corporate governance. Certain responsibilities are delegated to Board subcommittees without abdicating accountability. The delegation of authority to the subcommittees is formal in terms of the Board-approved terms of reference for each Committee. Other directors’ responsibilities in terms of the Board Charter can be found on the Company website at www.goldfields.com/standards-and-principles.php Key focus areas during 2022 &#9;● Chilean NED search, filling NED vacancy and appointing a new director from Chile &#9;● Resignation of the Board Chairperson and appointment of a suitable replacement &#9;● Resignation of the CEO and appointment of interim CEO &#9;● Implementation and enhancement of Group’s ESG performance in accordance with strategy &#9;● Monitoring progress and performance of significant projects such as Salares Norte and the South Deep solar project &#9;● Development and asset optimisation – planned acquisition of Yamana Gold Inc (Yamana Gold) and several smaller projects &#9;● Monitoring country risks that may impact operations, such as the political situation in South America &#9;● Group culture assessment, including oversight of independent employee surveys &#9;● Safety and stability of Group tailings facilities following the Jagersfontein and other tailing storage facilities (TSF) failures The Board assessed its 2022 performance and effectiveness through an internal assessment, which concluded that it was fully functional and satisfactorily discharging its duties as set out in the Board Charter. BOARD OF DIRECTORS EXECUTIVE COMMITTEE Nominating and Governance Committee Audit Committee Remuneration Committee Safety, Health and Sustainable Development Committee Capital Projects, Control and Review Committee Social, Ethics and Transformation Committee Risk Committee Ad hoc Investment Committee AFR 9 GOVERNANCE REPORT

Nominating and Governance Committee The Nominating and Governance Committee consists of four independent directors. The Committee contributes to value creation by developing a robust approach to corporate governance and recommending sound governance principles to the Board. The Committee reviews the structure, composition and size of the Board and how this relates to its effectiveness, and it makes recommendations on the process to evaluate the effectiveness of the Board, its Committees and management. It considers the rotation of directors and makes appropriate recommendations on succession, whereupon it identifies and evaluates nominees, making recommendations for election of suitable candidates. The Committee identifies successors to the Chairperson, Deputy Chairperson or LID and the CEO, and makes recommendations to the Board. It considers the mandates of Board Committees, the selection and rotation of the Chairpersons and Committee members and makes recommendations to the Board. The Committee reviews the suitability of Committee members and conducts annual performance evaluations with recommendations to the Board. The Committee provides assurance to the Risk Committee on risks apportioned to the Committee as mandated by the Board, in ensuring risk management oversight with the Committee’s scope. Key focus areas during 2022 &#9;● Filling NED vacancies and appointing new directors &#9;● Resignation of the Board Chairperson and appointment of a suitable replacement &#9;● Resignation of the CEO and appointment of interim CEO &#9;● Assessing Board skills, diversity and composition &#9;● Governance and Board oversight, given the higher standards of reporting and during a significant acquisition &#9;● Succession planning for directors, the CEO and senior executives &#9;● Commencing the process of identifying replacements for executives (including the CEO) who resigned during 2022 &#9;● Board training and evaluation &#9;● Governance and compliance matters The Committee assessed its 2022 performance and effectiveness through an internal assessment, which concluded that it was fully functional and satisfactorily discharging its duties as set out in its terms of reference. Audit Committee The Audit Committee consists of three independent directors. The full duties and responsibilities of the Audit Committee, along with its terms of reference and statement, appear on p26 – p28. This Committee contributes to value creation of the Company and the Board by overseeing the Company’s financial affairs and integrated reporting on financial statements, sustainability reporting and public announcements on financial data. The Committee monitors the suitability and independence of external auditors, including their scope and effectiveness. It has oversight on combined assurance, effectiveness of the Group’s internal audit controls and internal function. The Committee provides assurance to the Risk Committee Chairperson as mandated by the Board, in ensuring risk management oversight within the Committee’s scope. The Committee’s formal terms of reference are reviewed annually and is set out in its Board-approved Charter. The Board is satisfied that the Committee complied with these terms, as well as with its legal and regulatory responsibilities as set out in the Companies Act, King IV and paragraph 3.84(g) of the JSE Listings Requirements. Key focus areas during 2022 &#9;● Reviewed PwC’s performance as external auditors and resolved to recommend their reappointment as the Company’s auditors to the Board and shareholders &#9;● Ensured the external assurance of non-financial data &#9;● Confirmed Gold Fields’ status as a going concern &#9;● Statutory financial reporting, integrated reporting and Form 20-F &#9;● Reviewed the IAR, AFR and Form 20-F &#9;● Group funding and refinancing matters &#9;● Annual assessment of the CFO’s and financial department’s performance &#9;● Evaluation of the independence and performance of external auditors and recommendation of appointment to shareholders &#9;● Oversight over corruption and other financial misdemeanours Disclosures &#9;● Systems are in place to ensure combined assurance &#9;● Systems are in place to govern information and technology (IT) and its effectiveness &#9;● Adoption of a Responsible and Transparent Tax Policy and Strategy &#9;● Systems are in place to govern and manage compliance The Committee assessed its 2022 performance and effectiveness through an internal assessment, which concluded that it was fully functional and satisfactorily discharging its duties as set out in its terms of reference. Corporate Governance Report continued Gold Fields Annual Financial Report including Governance Report 2022 AFR 10

Remuneration Committee The Remuneration Committee consists of four independent directors. This Committee contributes to value creation by overseeing the Company’s remuneration link to performance outcomes against strategy, encouraging alignment with shareholder experience and principles of fairness and responsibility. It ensures that contractual terms on potential termination of the executive directors and Group Executive Committee (ExCo) members, and any payments made, are fair to both parties, that failure is not rewarded and that the duty to mitigate loss is fully recognised. It further provides oversight and management of remuneration-related risks. The Committee provides assurance to the Risk Committee Chairperson, as mandated by the Board, in ensuring risk management oversight within the Committee’s scope. Key focus areas during 2022 &#9;● Ensuring strategic alignment between targets in Group, regional and personal scorecards &#9;● Managing the departure of Mr CI Griffith on his resignation and the appointment of Mr M Preece as interim CEO &#9;● Issuing performance criteria for the 2022 equity and cash-settled Long-Term Incentive Plan (LTIP) awards, including measures related to decarbonisation and gender representation across the Group &#9;● Reviewing an independent benchmarking study of executive pay and addressing the subsequent outcomes &#9;● Approving the outcomes of the 2022 Group scorecard and the 2022 executive performance ratings &#9;● Supporting initiatives related to the retention of critical skills in jurisdictions with heightened talent challenges in competitive mining environments &#9;● Reviewing the Group’s non-financial incentives as a complement to the remuneration strategy The Company’s remuneration policies, as well as details of directors’ fees and equity-settled instruments, are included in the Remuneration Report on p29 – 66. The Committee assessed its 2022 performance and effectiveness through an internal assessment, which concluded that it was fully functional and satisfactorily discharging its duties as set out in its terms of reference. Safety, Health and Sustainable Development Committee The Safety, Health and Sustainable Development (SHSD) Committee consists of four independent directors. This Committee contributes to value creation by monitoring all matters of safety, health and sustainable development – including the consideration of investigations into any relevant incidents – and makes recommendations to the Board on policies and guidelines on these matters. The Committee assesses and approves sustainable development policies that apply to the Group’s operations. It monitors the Group’s operations against regulations, policies and standards and makes specific recommendations regarding the investigation of incidents. The Committee further considers national and international regulatory and technical developments that relate to sustainable development when making recommendations to the Board on these matters. It offers recommendations to the Board on the engagement of external assurance partners with the requisite credentials. The Committee provides assurance to the Risk Committee Chairperson, as mandated by the Board, in ensuring risk management oversight within the Committee’s scope. Key focus areas during 2022 &#9;● Tracking Committee-related risks &#9;● Monitoring relevant ESG matters and related 2030 targets &#9;● Oversight of the Company’s Decarbonisation Strategy and implementation &#9;● Addressing environmental risks, including the Short-tailed Chinchillas – a protected species in Chile &#9;● Overseeing the Company’s TSF management and the implementation of the GISTM &#9;● The impact of Covid-19 on the duties of the Committee and ensuring appropriate mitigation measures are in place &#9;● Benchmarking Gold Fields’ ESG reporting and performance relative to its peers &#9;● Reviewing the causes of major internal and industry incidents to prevent their occurrence at Gold Fields &#9;● Analysing the Group catastrophic risks and mitigating actions &#9;● Reviewing emergency drill procedures at our mines &#9;● Overseeing the Group’s health, safety and wellbeing strategies and implementation &#9;● Monitoring training in Courageous Safety Leadership (CSL) programme &#9;● Quarterly tailings and geotechnical management updates The Committee assessed its 2022 performance and effectiveness through an internal assessment, which concluded that it was fully functional and satisfactorily discharging its duties as set out in its terms of reference. AFR 11 GOVERNANCE REPORT

Corporate Governance Report continued Capital Projects, Control and Review Committee The Capital Projects, Control and Review Committee consists of four independent directors. This Committee contributes to value creation by considering new capital projects and satisfying the Board that the Company used appropriate and efficient methodologies to evaluate and implement capital projects exceeding R1.5bn or US$200m. The Committee reviews the results attained in the completion of each project against the work undertaken. It monitors progress throughout the project cycle and periodically reports its findings to management and the Board. Key focus areas during 2022 &#9;● Addressing and monitoring projects, with a particular focus on Salares Norte and working towards completing the project on time and on budget &#9;● Monitoring the Damang Reinvestment project &#9;● The impact of Covid-19 on the duties of the Committee and appropriate mitigation measures &#9;● South Deep capital project implementation and solar project &#9;● Reviewed and approved the Group Capital Framework &#9;● Monitored the sustainability of contractor mining in Ghana The Committee continues to review the results attained on completion of each project against the authorised work undertaken. The Committee assessed its 2022 performance and effectiveness through an internal assessment, which concluded that it was fully functional and satisfactorily discharging its duties as set out in its terms of reference. Social, Ethics and Transformation Committee The SET Committee consists of four independent directors and one executive director (a requirement of the Companies Act). The Committee performs its role as contemplated in the Companies Act and its regulations, with oversight responsibilities on matters of social, ethics, security, labour, transformation, community, corruption, land (social context), human rights and stakeholder relationships matters, ensuring the Company upholds the principles of good corporate citizenship. This Committee adds to value creation by contributing to socio-economic development by adhering to acts and relevant regulation, including OECD, employment equity and Broad-Based Black Economic Empowerment (B-BBEE). It enforces the labour mandate and employment policies and practices by offering oversight over ethics management, transformation, localisation and compliance with laws and regulations. It also reviews and monitors stakeholder engagements and guides strategically on these matters. The Committee provides assurance to the Risk Committee Chairperson, as mandated by the Board, in ensuring risk management oversight within the Committee’s scope. Key focus areas during 2022 &#9;● ESG benchmarking and targets, with particular reference to diversity and inclusion and stakeholder management &#9;● Tracking Committee-related risks &#9;● Communication with stakeholders and stakeholder relationships &#9;● Ethics, human rights, governance and compliance &#9;● The impact of Covid-19 on the duties of the Committee and appropriate mitigation measures &#9;● Social and transformation initiatives at the corporate office and respective regions &#9;● Social and economic development in our host communities, sound corporate citizenship, labour and employment practices, employment equity, diversity and inclusion, stakeholder relations and value creation, human rights, branding and reputation and ethics and governance &#9;● Political, social and economic developments in our host countries, including the social and political upheaval in Chile and the economic and fiscal crisis in Ghana &#9;● Oversaw the regions’ foundations and trusts, including the South Deep Education Trust, South Deep Community Trust and the Gold Fields Ghana Foundation The Committee assessed its 2022 performance and effectiveness through an internal assessment, which concluded that it was fully functional and satisfactorily discharging its duties as set out in its terms of reference. Gold Fields Annual Financial Report including Governance Report 2022 AFR 12

Risk Committee The Risk Committee consists of four independent directors. This Committee contributes to value creation by ensuring effective risk management policies and strategies are in place and are recommended to the Board for approval. The Committee reviews the adequacy of the Risk Management Charter, Policy and Plan. The Committee regularly considers the Company’s key risks, especially from a materiality reference point. The Chairperson, as mandated by the Board, receives assurance from the various Board Committees’ Chairpersons regarding oversight of risk management within each respective Committee’s scope. Key focus areas during 2022 &#9;● Managing the Company risks, enhancing risk management processes by separating the Group catastrophic risks and developing a catastrophic risk management system for implementation throughout Gold Fields &#9;● Introducing a new risk appetite and tolerance standard to ensure a common and best practice approach and monitor compliance &#9;● Cybersecurity risk assessment &#9;● Consideration and approval of combined assurance &#9;● Consideration and approval of Group and regional risk registers The Committee assessed its 2022 performance and effectiveness through an internal assessment, which concluded that it was fully functional and satisfactorily discharging its duties as set out in its terms of reference. Ad hoc Investment Committee The ad hoc Investment Committee consists of four independent directors. The objective of the ad hoc Investment Committee is to consider and, where appropriate, make recommendations to the Board on strategic, organisational and structuring options, including investment and divestment opportunities, to achieve the Company’s strategic objective of maximising sustainable shareholder returns. It is the responsibility of this Committee to: &#9;● Consider strategic alternative corporate organisational options and structures &#9;● Assess new material investment or divestment opportunities &#9;● Review the outcomes of all options or opportunities against specified work plans identified among the Committee members and management &#9;● Monitor progress throughout the process of material corporate transactions &#9;● Periodically report its findings and recommendations to the Board &#9;● Provided governance and oversight over the proposal to acquire Yamana Gold during 2022 Executive Committee Gold Fields’ ExCo is not a Board subcommittee. It is primarily responsible for the implementation of Company strategy, as well as carrying out the Board’s mandates and directives. ExCo meets monthly to review Company performance against set objectives and develops Company strategy and policy proposals for consideration by the Board. ExCo also assists the Board in the execution of the Company’s disclosure obligations. A series of guidelines on disclosure have been disseminated throughout the Company. ExCo consists of the Prescribed Officers and Executive Directors of Gold Fields – 11 members in total. Each of Gold Fields’ regional operating subsidiaries has established Board and regional executive structures in place to ensure sound corporate governance practices and standards. AFR 13 GOVERNANCE REPORT

Corporate Governance Report continued DIRECTORS Independent non-executive directors YUNUS GH SULEMAN (65) Chairperson and Chairperson of the Nominating and Governance Committee BCom, University of KwaZulu-Natal; BCompt (Hons), University of South Africa (UNISA); CA(SA); CD(SA) Appointed to the Board: 2016 Experience and expertise: Auditing, financial accounting and governance Mr Suleman serves as Chairperson of Liberty Holdings Limited and Liberty Group Limited and interim Chairperson of Albaraka Bank Limited. Mr Suleman has over 35 years’ experience in the auditing and accounting profession – first at Arthur Andersen and then at KPMG when the two companies merged in 2002. He was Chairperson of KPMG South Africa until February 2015. He also chaired the KPMG Foundation. Since leaving KPMG, Mr Suleman has served as Executive Chairperson of Sulfam Holdings. He was an independent NED of Tiger Brands until November 2018. STEVEN P REID (67) LID and Chairperson of the Remuneration Committee BSc (Mineral Engineering), South Australian Institute of Technology; MBA, Trium Global Executive; ICD.D, Institute of Corporate Directors Appointed to the Board: 2016 Experience and expertise: Mining engineering, risk management and compensation management Mr Reid has 46 years’ international mining experience and has held senior leadership roles in numerous countries. He has served as a director of Eldorado Gold since May 2013 and was a director of SSR Mining between January 2013 and September 2020. He served as Chief Operating Officer of Goldcorp from January 2007 until his retirement in September 2012 and, prior to that, was the Company’s Executive Vice President in Canada and the United States of America. Before joining Goldcorp, Mr Reid spent 13 years at Placer Dome in numerous corporate, mine management and operating roles. He also held leadership positions at Kingsgate Consolidated and Newcrest Mining, where he was responsible for the Asian and Australian operations. ALHASSAN ANDANI (61) Chairperson of the Capital Projects, Control and Review Committee MA (Banking and Finance), Finafrica Institute in Italy; BSc (Agriculture), University of Ghana Appointed to the Board: 2016 Experience and expertise: Investment and corporate banking and executive leadership Mr Andani is a Founding Partner at LVSafrica Limited. He is the Chairperson of Ghana Association of Bankers Health Insurance and a Board member at Stanbic Holdings and Teachers Fund of the Ghana National Association of Teachers. Mr Andani holds an Honorary Doctorate from the University of Development Studies, Ghana. He is an Honorary Fellow at the following institutions: Chartered Institute of Bankers – Ghana, Institute of Directors – Ghana, Chartered Institute of Credit Management and Institute of Public Relations – Ghana. PETER J BACCHUS (54) Chairperson of the Risk Committee and the ad hoc Investment Committee MA (Economics), Cambridge University Appointed to the Board: 2016 Experience and expertise: Investment banking, financing, mergers and acquisitions and ESG/decarbonisation Mr Bacchus is Chairperson of the independent merchant banking boutique, Bacchus Capital. Previously he has acted as the global Head of Mining and Metals and Head of European Investment Banking at investment bank Jefferies, a position he held until 2016, and as global Head of Mining and Metals at Morgan Stanley. Prior to that he was Head of Investment Banking, Industrial and Natural Resources at Citigroup in Australia. Mr Bacchus has more than 30 years’ experience in investment banking with a focus on the global natural resource sector and is also a member of the Institute of Chartered Accountants in England and Wales. Mr Bacchus is also an NED of Trident Royalties plc. He is the Chairperson of BG Gold, Green14 Limited (which he cofounded) and 308 Services Limited, and a trustee of Space for Giants, an African-focused conservation charity. He has previously served as an NED of Kenmare Resources, Australian-listed Galaxy Resources and UK-listed mining group NordGold. MARIA C BITAR (53) Independent NED BA (Economics), Dartmouth College; MBA, Universidad de Chile and Tulane University Appointed to the Board: 2022 Experience and expertise: Mining, communication, governance and stakeholder relations Ms Bitar was appointed as an NED of Gold Fields with effect from 1 May 2022. Ms Bitar is President of Azerta, one of Chile’s leading strategic communications and public affairs agencies, which also operates in Peru. She has 25 years of experience working as a consultant, specialising in public affairs, crisis management, communications and sustainability. She has more than 12 years of board experience in large publicly traded companies in Chile and abroad, with proven experience working within the mining sector. Gold Fields Annual Financial Report including Governance Report 2022 AFR 14

TERENCE P GOODLACE (63) Chairperson of the SHSD Committee MBA (Business Administration), University of Wales; BCom, UNISA; NHDip and NDip (Metalliferous Mining), Witwatersrand Technikon; MDP, University of Cape Town Appointed to the Board: 2016 Experience and expertise: Mining, capital projects, commercial and operational management, risk management and mineral resource management Mr Goodlace was appointed as an NED of Gold Fields with effect from 1 July 2016. Mr Goodlace’s mining career commenced in 1977, spanning more than 43 years across different organisations. He has previously served as both an Executive Vice President and the Chief Operating Officer for Gold Fields, having returned to the Company to serve as an independent NED. He has experience serving as a CEO at Impala Platinum Holdings Limited and Metorex Limited. He served on the Impala Platinum Holdings Limited board for two years as an independent NED and four and a half years as an executive director. He spent three years as an executive director of Metorex Limited. Mr Goodlace has been non-executive Chairperson at Southern Palladium (listed on the ASX) since 29 March 2021 and non-executive Chairperson at Kumba Iron Ore Limited (listen on the JSE) since 23 June 2021. He has been an NED at Andrada Mining Limited (listed on the AIM) since 21 May 2018. JACQUELINE E MCGILL (54) Chairperson of the SET Committee MBA, La Trobe University; BSc (Ext Metallurgy), Murdoch University; Honorary Doctorate, Adelaide University Appointed to the Board: 2021 Experience and expertise: Financial performance management, operational leadership, risk management, and ESG strategies Ms McGill was appointed as an NED of Gold Fields with effect from 22 November 2021. Ms McGill has more than 30 years of operational leadership experience in the mining resource sectors. During her executive, she has delivered turnarounds of complex, capital intensive businesses. Ms McGill held chief executive-level roles within BHP Group Limited (BHP) for both BHP Mitsui Coal and Olympic Dam Corporation. She has an Order of Australia for her work in the resource sector and her leadership on inclusion and diversity. She is an experienced company director serving on boards of New Hope Group and 29 Metals, listed in Australia. PHILISIWE G SIBIYA (46) Chairperson of the Audit Committee BCom (Hons), University of KwaZulu-Natal; CA(SA) Appointed to the Board: 2021 Experience and expertise: Executive management, finance and telecommunications Ms Sibiya was appointed as an NED of Gold Fields with effect from 1 March 2021. Ms Sibiya, a seasoned business executive, has nearly 20 years of management experience across Africa. After holding various senior financial roles, including CFO at MTN South Africa, she successfully transitioned into the role of CEO for MTN Cameroon – the first female appointed into a CEO position within the MTN Group. She is the founder and CEO of Shingai Group and non-executive board member of JSE-listed AECI Limited, Investec plc and Investec Limited. Executive directors MARTIN PREECE (58) Interim CEO BTech (Mining), Witwatersrand Technicon; Executive Development Programme, Gordon Institute of Business Science (GIBS); Accelerated Development Programme, London Business School Appointed to the Board: Executive Director and Interim CEO – January 2023 Experience and expertise: Mining, management and engineering Mr Preece is currently the interim CEO of Gold Fields, a position he has held since January 2023. He joined Gold Fields as Executive Vice President: South Africa in May 2017, leading the successful ramp-up of the South Deep mines since then. Prior to joining Gold Fields, he was Chief Operating Officer at De Beers, South Africa. Mr Preece has 37 years of mining experience, starting his career as a learner miner and holding a number of operational and technical roles before taking up mine manager positions at various operations across De Beers. After moving to Group level at De Beers, he held positions as mine strategist and business development manager before being appointed Chief Operating Officer in 2011. PAUL SCHMIDT (55) CFO BCom, University of the Witwatersrand; BCompt (Hons), UNISA; CA(SA) Appointed to the Board: Executive Director and CFO – 2009 Experience and expertise: Finance, mining and management Prior to his appointment as CFO of Gold Fields, Mr Schmidt held the positions of acting CFO from May 2009 and Financial Controller from April 2003. He has more than 25 years’ experience in the mining industry. AFR 15 GOVERNANCE REPORT

HOW BOARD GOVERNANCE ADDS VALUE Setting fair remuneration &#9;● Ensures executive remuneration is fair, equitable and responsible, and informed by ExCo’s achievement of Gold Fields’ strategic objectives &#9;● Determines remuneration principles in line with King IV &#9;● Ensures remuneration practices align with shareholder interests and support the achievement of a sustainable business &#9;● Helping to attract, motivate, retain and reward employees &#9;● Driving achievement of strategic objectives through incentives and rewards &#9;● Approves a remuneration policy that includes disclosures on implementation to ensure transparent reporting of CEO and CFO remuneration Supporting strategy that delivers value and sustainability &#9;● Approves strategic goals and direction following ExCo’s presentation of strategy, business plans and risk register for input &#9;● Ensures strategy drives a sustainable business agenda and considers the interests of stakeholders by balancing how risks and opportunities might impact the achievement of objectives &#9;● Agrees upon performance targets &#9;● Monitors implementation of strategy through quarterly Board meetings &#9;● Quarterly CEO reports on performance against operational targets &#9;● Performs on-site visits to operations and projects and, on occasion, interacting with individual executives on strategic and operational performance Driving inclusive stakeholder engagement &#9;● Approves Stakeholder Relationship and Engagement Policy to ensure that stakeholder engagement allows for collaborative and informed decision-making &#9;● Oversees transparent reporting so stakeholder groups can make informed assessments of Gold Fields’ ability to deliver sustainable value &#9;● Drives ongoing evolution of inclusive stakeholder engagement and relationship building to balance the interests, needs and expectations of stakeholders with the best interests of the Company Building an ethical culture &#9;● Sets the tone for a culture of ethics that underpins commitment to compliance, and voluntarily adopted rules, codes and standards, where practical &#9;● Upholds an ethos of good governance and sustainability &#9;● Ensures business decisions are carried out with due care, skill and diligence to protect reputation and maintain licence to operate &#9;● Promotes a culture of ethics and responsible corporate citizenship &#9;● Carries out its fiduciary duties Creating a safe and healthy working environment &#9;● Upholds the primary value of “If we cannot mine safely, we will not mine”, thereby supporting the practice of stopping mining in areas or situations that are deemed unsafe &#9;● Supports minimising potential negative impacts on employees and contractors, maintaining operational continuity and protecting reputation &#9;● Together with management, drives a stringent safety and health culture &#9;● Oversees adherence to safety, health and environmental legislations, standards and compliance requirements, and approves adoption of various voluntary leading safety principles Ensuring regulatory compliance and sound governance &#9;● Ensures compliance with all relevant laws, regulations and adopted rules, codes and standards, and the highest levels of corporate governance &#9;● Supports ExCo decisions to drive governance in line with leading practices &#9;● Reviews corporate governance and compliance systems and frameworks to align these with increasingly stringent and far-reaching obligations imposed by laws, regulations, rules, codes and standards Environmental, social and governance &#9;● Ensures alignment with good corporate citizenship, assessment and speedy response to any negative impacts operations may have on communities and the environment &#9;● Through the SET Committee, focuses on, among others, impact on, and benefits to, communities, while the SHSD Committee deals with, inter alia, issues of environmental stewardship as well as the safety and wellbeing of employees and contractors &#9;● Ensures that the business integrates ESG fully into its business operations and addresses relevant ESG concerns raised by stakeholders and society at large Corporate Governance Report continued Gold Fields Annual Financial Report including Governance Report 2022 AFR 16

ENSURING WE DO BUSINESS ETHICALLY The structures and mechanisms used to drive ethical business practice The foundation of our business is based on strong ethics. Our Board and its Committees are responsible for setting the ethical tone which, in turn, cultivates a culture of integrity and transparent reporting to our stakeholders. From this foundation, we build trust with our stakeholders, allowing us to strengthen our reputation and create sustainable value. We have numerous mechanisms in place to help to ensure we conduct our business ethically, adhere to compliance requirements and entrench good governance within the business. 1. Legal and compliance We assess any legal, non-compliance and reputational risks facing the Company and mitigate these by enacting an effective governance and compliance framework, which follows a systematic and integrated approach, and pivots on robust mitigating control structures. During 2022, the Company: &#9;● Ensured monitoring of and continuous training on the Code of Conduct &#9;● Maintained the annual profiling and assessment of applicable laws, regulations, rules, codes and standards &#9;● Continued monitoring Anti-Bribery and Corruption legislation and compliance thereof internally &#9;● Enhanced the internal assurance process to more effectively align inherent and residual risk, controls and imposed obligations &#9;● Updated the Group Governance and Compliance portal to include a fit-for-purpose and focused centre of excellence for data protection and privacy &#9;● Risk-screened 100% of all new and existing suppliers and contractors for a range of pre-defined risk categories &#9;● Analysed engagements with and commitments made to external stakeholders, as well as declarations filed in terms of the Group’s Code of Conduct &#9;● Extended operational audits by our Internal Audit function to assess compliance-related controls as part of the control’s application on the operational business process &#9;● Worked with the Audit Committee to ensure a high standard of comprehensive and accurate disclosures &#9;● Updated a Conflicts of Interest Register as needed, which is maintained by our regional and group legal officers, kept by the EVP: Group General Counsel and presented to the Audit Committee upon request 2. Audit and risk The Risk Committee examines the key risks and opportunities facing the business and reports these to the Board twice a year. The Board aims for effective controls and corrective measures to manage and mitigate these risks. Furthermore, the Audit Committee seeks to ensure the integrity, accuracy, and adequacy of Gold Fields’ accounting records. Internal Audit ensures that the necessary internal controls are in place to mitigate any potential risks in all regions. Our operations receive an audit ranking and, where necessary, corrective measures are put in place. The External Audit function assures the integrity, accuracy and adequacy of accounting records and corporate reporting. PwC was appointed as our auditors from 2019. For more information on our Audit and Risk Committees, refer to p10 and 13. 3. Commitment to leading practice We support the development of an ethical and responsible gold mining industry. Gold Fields is aligned to leading practices, which underpin our commitment to responsible corporate citizenship. We are committed to and guided by: &#9;● The legislation and regulations of the countries in which we operate &#9;● The requirements of the JSE and NYSE &#9;● The UN Guiding Principles on Business and Human Rights &#9;● The ICMM 10 Mining Principles on Sustainable Development and eight position statements &#9;● The 10 principles of the UN Global Compact &#9;● King IV &#9;● UN Convention Against Corruption &#9;● OECD Convention on Combating Bribery &#9;● Extractive Industry Transparency Initiative &#9;● World Gold Council – Conflict-Free Gold Standard &#9;● Voluntary Principles on Security and Human Rights &#9;● Task Force on Climate-related Financial Disclosures (TCFD) 4. Code of Conduct Our Code of Conduct is guided by Gold Fields’ values and informs the way we conduct ourselves – from our operations to our Board. It also extends to our supply chain business partners. Updated in 2017, our Code of Conduct was distributed to all existing employees, while new employees receive it during their onboarding processes. As at end-2022, 87% of our people had undergone training on the Code of Conduct. We also have an anonymous tip-offs hotline in operation, which is always available to employees and business partners in all regions. Our principle of speaking up was further enhanced with the implementation of a Whistleblower Policy during 2020. Key principles of our Code of Conduct: &#9;● Ethical leadership at Board level and within the organisation, along with ethical management &#9;● Protection of employees from harassment, bullying and discrimination &#9;● Protection of third-party whistleblowers and promoting a safe and fair environment for reporting of transgressions &#9;● Safeguarding the business against potential reputational harm and litigation &#9;● Transparent and ethical dealings and interactions with all stakeholders, and declaring all gifts and entertainment, as well as any conflicts of interest &#9;● Protection of company assets and information &#9;● Accurate and transparent reporting &#9;● Safeguarding against insider trading AFR 17 GOVERNANCE REPORT

APPLICATION OF KING IV WITHIN GOLD FIELDS The Board is committed to the principles and recommended practices of King IV and, to this end, ensured material compliance during 2022. The table below provides an overview of Gold Fields’ compliance with the principles. Should gaps be identified, the Board instructs management to address these as work in progress. PRINCIPLES PRINCIPLE APPLICATION Leadership, ethics and corporate citizenship Leadership Principle 1: The governing body should lead ethically and effectively. The Board, Gold Fields’ governing body, through its various subcommittees, is confident on a prospective basis that the combined inputs of its Committees produce conformity with this principle. The Board exhibits the requisite levels of integrity, responsibility, accountability, fairness and transparency. The Board steers and set the strategic direction and acts in the best interest of the Group. Furthermore, the Board members sign the Code of Ethics upon onboarding and complete declarations of interest at each Board cycle and any other interim meeting. Gaps are addressed under the guidance and management of the Executive Committee through management plans. The Executive Committee reports to the Board on progress and execution of these matters. Organisational ethics Principle 2: The governing body should govern the ethics of the organisation in a way that supports the establishment of an ethical culture. The SET Committee comprises independent non-executive members, and one executive member. The Committee ensures conformity with this principle through the Code of Ethics and the Group Disciplinary Code that set out sanctions to be followed. The implementation and execution of the Code of Ethics and related policies are delegated to management. Responsible corporate citizenship Principle 3: The governing body should ensure that the organisation is and is seen to be a responsible corporate citizen The Board, through the SET Committee and the SHSD Committee, ensures conformity with this principle. The SHSD Committee is committed to the 10 principles of the ICMM and the UN Global Compact’s 10 sustainable development principles, and ensures compliance therewith. All internal policies are aligned with the relevant legislation from time to time. Strategy performance and reporting Strategy and performance Principle 4: The governing body should appreciate that the organisation’s core purposes, its risks and opportunities, strategy and business model, performance and sustainable development are all inseparable elements of the value creation process. The Board conforms to this principle. The Board oversees strategy formulation and execution, and sets performance targets, which are agreed upon with management. Standing subcommittees are established to assist the Board in discharging its duties and responsibilities. Together with management, the Board reviews the strategy on an annual basis. The Board has oversight responsibility on strategy implementation through quarterly reports and the IAR that the Board approves. Reporting Principle 5: The governing body should ensure that reports issued by the organisation enable stakeholders to make informed assessments of the organisation’s performance, and short, medium and long-term prospects. The Board keeps its shareholders updated in line with the JSE Listings Requirements and ensures integrity of external reports in so far as dealing with assurance of external reports. Prior to the AGM, the Board engages major shareholders to address any concerns they may have. Gold Fields’ full suite of reports are published on the website. Primary role and responsibilities of the governing body Principle 6: The governing body should serve as the focal point and custodian of corporate governance in the organisation. The Board is the custodian of corporate governance in the Group. The approval of the IAR and associated reports is delegated to the Audit Committee. The Board receives external advice as and when required or necessary, and it keeps abreast of corporate governance practices both locally and abroad, making recommendations where appropriate, for Board participation in continuing education programmes. The Board Charter also sets out Board’s responsibilities, duties and accountability towards the Group. The Charter is reviewed annually. Composition of the governing body Principle 7: The governing body should comprise the appropriate balance of knowledge, skills, experience, diversity and independence for it to discharge its governance role and responsibilities objectively and effectively. The Board delegates to the Nominating and Governance Committee the nomination, election and the appointment processes, having set the criteria for the selection of candidates to serve on the Board. The Board, through the Nominating and Governance Committee, ensures that the composition of the Board comprises the appropriate mix of knowledge, skills and experience sufficient to deliver on strategies and create long-term shareholder value. The Nominating and Governance Committee is the custodian of the Diversity Policy as it pertains to the appointment of NEDs. Corporate Governance Report continued Gold Fields Annual Financial Report including Governance Report 2022 AFR 18

PRINCIPLES PRINCIPLE APPLICATION Committees of the governing body Principle 8: The governing body should ensure that its arrangements for delegation within its own structures promote independent judgement, and assist with balance of power and the effective discharge of its duties. The Board delegates particular roles to the subcommittees of the Board. The subcommittees operate under Board-approved terms of references, which set out the nature and extent of the responsibilities delegated and decision-making authority. Through the Nominating and Governance Committee, the Board ensures that these subcommittees are well resourced with a balance of skills and expertise. The subcommittees of the Board, which meet independently of each other, include the following: Audit Committee; Risk Committee; Nominating and Governance Committee; SET Committee; Remuneration Committee; SHSD Committee; Capital Projects, Control and Review Committee; and ad hoc Investment Committee. Evaluations of the performance of the governing body Principle 9: The governing body should ensure that the evaluation of its own performance and that of its committees, its Chairperson and its individual members support continued improvement in its performance and effectiveness. The Board regularly monitors and appraises its own performance, those of its subcommittees and individual NEDs. The Board further evaluates the independence of its independent NEDs, which is rigorously tested in respect of the independent NEDs who have served on the Board for an aggregate term exceeding nine years. The Board schedules in its yearly work plan an opportunity for consideration, reflection and discussion of its performance and that of its subcommittees, its Chairperson and its members as a whole. During 2022, an internal Board and subcommittees evaluation process was conducted. The key strengths and areas of improvement were identified, and the Board is updated regularly regarding the progress in addressing gaps identified at previous evaluations. Appointment and delegation to management Principle 10: The governing body should ensure that the appointment of, and delegation to, management contribute to role clarity and the effective exercise of authority and responsibilities. The Board authority is conferred on management through the CEO. The approval of the Board is required to the levels of the subdelegation immediately below the CEO. Governance functional areas Principle 11: The governing body should govern risk in a way that supports the organisation in setting and achieving its strategic objectives. The Board delegates this authority to the Risk Committee. The Risk Committee has oversight of the integrity and effectiveness of the risk management processes. A comprehensive strategic and operational risk management process is in place throughout the Group. Technology and information governance Principle 12: The governing body should govern technology and information in a way that supports the organisation setting and achieving its strategic objectives. The Board delegates this authority to the Audit Committee. The Audit Committee and Risk Committee ensure the IT framework is in place and that the IT Charter and policies are established and implemented. A detailed information, communication and technology risk assessment is performed annually across the Group, with key strategic risk themes highlighted in the risk enterprise register. The Chief Information Officer reports directly to executive management on cybersecurity issues, which, if material, are reported to the Audit Committee. Compliance governance Principle 13: The governing body should govern compliance with applicable laws and adopted, non-binding rules, codes and standards in a way that supports the organisation being ethical and a good corporate citizen. The Board delegates this authority to the Audit Committee. The Board approves policies that articulate and give effect to its direction on compliance. The following policies are applicable: anti-bribery and corruption governance framework, and management guidelines in relation to the Group governance and compliance framework. Remuneration governance Principle 14: The governing body should ensure that the organisation remunerates fairly, responsibly and transparently so as to promote the achievement of strategic objectives and positive outcomes in the short, medium and long term. The Board delegates this authority to the Remuneration Committee. The Remuneration Committee assists the Board in overseeing all aspects of remuneration practices for the Group to ensure employees are remunerated fairly, responsibly and transparently. Fair and competitive reward processes are embedded in the organisation. These processes encourage and result in the achievement of the Group’s strategic objectives and positive outcomes in the short, medium and long term. Assurance Principle 15: The governing body should ensure that assurance services and functions enable an effective control environment, and that these support the integrity of information for internal decision-making and of the organisation’s external reports. The combined assurance guideline for the Group provides an analysis of all the assurance activities within the Group. The Board, executive management and senior management identify additional areas that may require assurance on an ongoing basis. Stakeholders Principle 16: In the execution of its governance roles and responsibilities, the governing body should adopt a stakeholder inclusive approach that balances the needs, interests and expectations of material stakeholders in the best interests of the organisation over time. The Group’s Stakeholder Relationship and Engagement Policy Statement is aligned with King IV and approved by the Board. The policy was revised to be inclusive of business-wide stakeholders that are material and not just those relevant to sustainable development, particularly employees and shareholders. The governance framework addresses relationships within the Group’s companies and shareholder relationships. AFR 19 GOVERNANCE REPORT

Application of section 3.84 of the JSE Listings Requirements on Board governance processes REQUIREMENT PRINCIPLE GOLD FIELDS’ APPROACH AND COMPLIANCE 3.84(a) There must be a policy evidencing a clear balance of power and authority at Board of Directors’ level to ensure that no one director has unfettered powers of decision-making. The Board Charter ensures that there is clear balance of power and authority at Board level and that no one director has unfettered decision-making powers. The Board Charter also incorporates principles that ensure that there is a clear balance of power. 3.84(b) Issuers must have an appointed CEO and a Chairperson, and the same person must not hold these positions. The Chairperson must either be an independent director, or the issuer must appoint a lead director in accordance with King IV. Gold Fields’ CEO and Chairperson positions are held by different people, and the Chairperson is an independent NED. The Board has also appointed an LID, who performs the role and functions of the Chairperson in the absence of the Chairperson for any reason. 3.84(c) All issuers must, in compliance with King IV, appoint an Audit Committee. Issuers must appoint a Remuneration Committee, and issuers must appoint a Social and Ethics Committee. The composition of such Committees, a brief description of their mandate, the number of meetings held and any other relevant information must be disclosed in the annual report. The Board appointed an Audit Committee that is chaired by an independent NED. Audit Committee members are all independent NEDs. Gold Fields’ Remuneration Committee comprises independent NEDs and has an independent Chairperson that is not the Chairperson of the Board. Gold Fields’ SET Committee is aligned with King IV and the Companies Act. The Committee comprises independent NEDs and one executive director, the majority being NEDs. Each Committee provides a brief description in the IAR of its mandate, number of meetings held in a year and any other relevant information. 3.84(d) Brief CVs of each director standing for election or re-election must accompany the relevant notice of the meeting. Brief CVs of our directors are listed on p14 – 15. 3.84(e) The capacity of each director must be categorised as executive, non-executive or independent. The CVs of our directors include information on whether a director is an independent NED or an executive director. The composition of Committees is in accordance with the requirements of the Companies Act and King IV. 3. 84(f) Issuers must have a full-time executive Financial Director. Gold Fields has a full-time Financial Director. 3.84(g) The Audit Committee must, on an annual basis, consider and satisfy itself of the appropriateness of the expertise and experience of the Financial Director and report same in the annual report. The Audit Committee must ensure that the issuer has established appropriate financial reporting procedures and that those procedures are operating. The Audit Committee has executed its responsibilities in terms of section 3.84(g) of the JSE Listings Requirements. See more details in the Audit Committee Report on p26 – 28. The Audit Committee considers and satisfies itself of the appropriateness of the expertise and experience of Gold Fields’ Financial Director on an annual basis and reports the findings to the Board. The Audit Committee has established appropriate financial reporting procedures, that are operational throughout the Group. These are reviewed from time to time to ensure that they are operating effectively and remain appropriate for all entities within the Group. Information detailed in paragraph 22.15(h) in the assessment of suitability appointment is requested from the audit firm. The Audit Committee ensures that the appointment of the auditor is presented and included as a resolution at the Annual General Meeting. Corporate Governance Report continued Gold Fields Annual Financial Report including Governance Report 2022 AFR 20

REQUIREMENT PRINCIPLE GOLD FIELDS’ APPROACH AND COMPLIANCE 3.84(h) The Board of Directors appoints the Company Secretary in accordance with the Companies Act and applies the recommended practices in King IV. The Board must consider and satisfy itself, on an annual basis, on the competence, qualifications and experience of the Company Secretary. The Company Secretary is appointed in accordance with the Companies Act. The Board considered the Company Secretary’s competence, qualifications and experience at its meeting held in November 2022 and is satisfied that she is competent and has the appropriate qualifications and experience to serve as the Company Secretary. 3.84(i) The Board of Directors or the Nominating Committee must have a policy on the promotion of broader diversity at Board level, specifically focusing on the promotion of the diversity attributes of gender, race, culture, age, field of knowledge, skills and experience. The issuer must confirm this by reporting to shareholders in its annual report on how the Board of Directors or the Nominating Committee have considered and applied the policy of broader diversity in the nomination and appointment of directors and if applicable, must further report progress in respect thereof on agreed voluntary targets. The Board approved a Company-wide Diversity Policy in November 2017. This policy is reviewed and updated as and when necessary. The Board takes the policy into account with all instances of director succession. The Board considered the requirements of its Diversity Policy in the 2022 Board appointments and appointed one female director to fill a vacancy within the Board. Diversity and inclusion remain high on the Board’s agenda for director succession. 3.84(j) The Remuneration Policy and Implementation Report must be tabled every year for separate non-binding advisory votes by shareholders of the issuer at the AGM. The Remuneration Policy must record the measures that the Board of Directors of the issuer commits to take if either the Remuneration Policy or the Implementation Report, or both, are voted against by 25% or more of the votes exercised. If either the Remuneration Policy or the Implementation Report, or both, are voted against by shareholders exercising 25% or more of the voting rights exercised, the issuer must in its voting results announcement provide for the following: &#9;● An invitation to dissenting shareholders to engage with the issuer &#9;● The manner and timing of such engagement The Board approved the Group Remuneration Policy and Implementation Report as presented at the AGM for a non-binding advisory vote. AFR 21 GOVERNANCE REPORT

Directors’ report The directors have pleasure in submitting their report and the AFS of the Group for the year ended 31 December 2022. REVIEW OF OPERATIONS The activities of the various Gold Fields operations are detailed in our 2022 IAR. FINANCIAL RESULTS The information on the financial position of the Group for the period ended 31 December 2022 is set out on p120 – 235 of this AFR. The income statement for the Group shows a profit attributable to Gold Fields’ shareholders of US$711m for the year ended 31 December 2022, compared with a profit of US$789m for the year ended 31 December 2021. COMPLIANCE WITH FINANCIAL REPORTING STANDARDS The Group’s AFS were prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB), the South African Institute of Chartered Accountants (SAICA) Financial Reporting Guides as issued by the Accounting Practices Committee, Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council, the JSE Listings Requirements and the Companies Act. LISTINGS The abbreviated name under which the Company is listed on the JSE is GFIELDS, and the short code is GFI. The Company also has a secondary listing on the NYSE. At 31 December 2022, the Company had in issue, through The Bank of New York Mellon (BNY Mellon) on the NYSE, 249,275,063 (31 December 2021: 264,244,554) American Depository Receipts (ADRs). Each ADR is equal to one ordinary share. DIRECTORATE Composition of the Board The Board currently consists of two executive directors and eight NEDs. Rotation of directors Directors retiring in terms of the Company’s MoI are Messrs Preece, YGH Suleman, TP Goodlace and Ms PG Sibiya, all of whom are eligible and offer themselves for re-election. The boards of Gold Fields’ various subsidiaries comprise some of the executive officers and one or both of the executive directors, where appropriate, as well as NEDs of the Group. Directors’ and officers’ disclosure of interests in contracts During the period under review, no contracts were entered into in which directors and officers of the Company had an interest, and which significantly affected the business of the Group. For the year ended 31 December 2022, the directors’ beneficial interest in the issued share capital and listed share capital of the Company (see adjacent table) was approximately 0.20%. No one director individually exceeded 1% of the issued share capital or voting control of the Company. Gold Fields Annual Financial Report including Governance Report 2022 AFR 22

Share ownership of directors and executive officers Beneficial Direct1 Indirect2 31-Dec-22 31-Dec-21 31-Dec-22 31-Dec-21 Director CI Griffith3 — 1,300 — — NJ Holland — — — — PA Schmidt 214,867 214,260 — — CA Carolus — 3,129 — — RP Menell — — — — DMJ Ncube — — — — SP Reid — — — — A Andani — — — — CE Letton — — — — TP Goodlace — — — — PJ Bacchus — — — — YGH Suleman — — — — P Mahanyele-Dabengwa — — — — PG Sibiya — — — — JE McGill — — — — Prescribed officer — NA Chohan 322,470 259,545 — — BJ Mattison4 4,187 100,187 — — TL Leishman4 98 38,098 — — A Baku — 40,404 — — A Nagaser4 146,650 146,650 — — M Preece 264,533 157,819 — 82,327 L Rivera 58,665 58,665 — — R Butcher — 24,032 — — S Mathews 11,500 — — R Bardien 10,480 10,480 20,416 20,416 J Mortoti — — — — Total 807,103 1,066,069 20,416 102,743 1 Direct ownership – shares owned outright; includes personal investment shares. Subject to tax gross-up at top marginal rate of individual taxation for minimum shareholding requirement purposes 2 Indirect ownership – restricted MSR shares pledged from performance shares granted under the LTI plan and held in escrow. Not grossed-up for tax 3 Mr Griffith stepped down as CEO and exited the Company with effect from 31 December 2022, and therefore his holdings are not disclosed for 2022 4 Ms T Leishman, Mr BJ Mattison and Mr A Nagaser, post their resignation in October 2022 and after the closed period was lifted in November 2022, were given permission by the CEO and Chair of RemCo to trade their restricted MSR shares Related-party information is disclosed on p195 – 197 of the AFR. FINANCIAL AFFAIRS Dividend Policy The Company’s Dividend Policy is to declare an interim and final dividend of 25% – 35% of its normalised earnings. From the 2023 interim dividend onwards, this range has been adjusted to 30% – 45% of normalised earnings. On 23 February 2023, the Company declared a final cash dividend number 97 of 445 South African cents per ordinary share (2022: 60 South African cents) to shareholders reflected in the register of the Company on 14 March 2023. This dividend was paid on 14 March 2022. The dividend resulted in a total dividend of 745 South African cents per share for the year ended 31 December 2022 (2021: 470 South African cents), with the final dividend being accounted for in 2023. Borrowing powers In terms of the provisions of section 19(1) of the Companies Act, read together with clause 4 of the Company’s MoI, the borrowing powers of the Company are unlimited. As at 31 December 2022, the Company’s borrowings totalled US$704m, compared with total borrowings of US$969m at 31 December 2021. Capital expenditure Capital expenditure (capex) for the year ended 31 December 2022 amounted to US$1,069m compared with US$1,089m for the year ended 2021. Estimated capex for 2023 is US$1,110m – US$1,117m and is intended to be funded from internal sources and, to the extent necessary, borrowings. SIGNIFICANT ANNOUNCEMENTS IN 2022 Appointment of Gold Fields Chairpersons of the Audit Committee and Social, Ethics and Transformation Committee 16 February 2022 Gold Fields announces the appointment of Ms PG Sibiya, an NED and Chairperson of the SET Committee, as the Chairperson of Audit Committee effective 1 June 2022. Ms JE McGill, an NED, replaces Ms Sibiya as Chairperson of the SET Committee. AFR 23 GOVERNANCE REPORT

Directors’ report Appointment of Gold Fields Non-Executive Director 21 April 2022 Gold Fields announces the appointment of Ms MC Bitar as an NED to the Board of the Company effective 1 May 2022. Gold Fields to Acquire Yamana Gold 31 May 2022 The Board of Gold Fields announces that it has entered into a definitive agreement with Yamana Gold for Gold Fields to acquire all the issued and outstanding common shares in the capital of Yamana Gold in a share-for-share transaction, which values Yamana Gold at US$6.7bn. Gold Fields Provides Market Update On Proposed Yamana Gold Acquisition 11 July 2022 Further to the announcement published on Tuesday, 31 May 2022, Gold Fields is pleased to provide a market update regarding the proposed acquisition of all outstanding common shares of Yamana Gold, including additional information on the quality and investment case of the combined company. Gold Fields Provides Update on Proposed Yamana Gold Acquisition – Yamana Gold Joint Offer 4 November 2022 Gold Fields notes the announcement issued by Yamana Gold today, stating Yamana Gold has received a binding proposal from Pan American Silver and Agnico Eagle to acquire all of the outstanding common shares of Yamana Gold. The Yamana Gold Board has determined that the joint offer constitutes a superior proposal to the Gold Fields offer. Yamana Gold Enters into Arrangement Agreement and Announces Change in Recommendation 8 November 2022 Shareholders are advised that Yamana Gold confirmed: following the waiver by Gold Fields of its five business day matching right under the agreement, Yamana Gold has entered into an arrangement agreement with Pan American Silver and Agnico Eagle in respect of the joint offer for Yamana Gold; and the Yamana Golds Board has changed its recommendation in relation to the transaction with Gold Fields, and now unanimously recommends that Yamana Gold shareholders vote against the Gold Fields transaction at the Yamana Gold meeting. Gold Fields Announces Termination of Arrangement Agreement with Yamana Gold 8 November 2022 As a result of Yamana Gold entering into an arrangement agreement with Pan American Silver and Agnico Eagle and announcing a change in recommendation, Gold Fields has terminated the agreement in respect of the transaction. In accordance with the terms of the agreement, Yamana Gold is required to pay Gold Fields a termination fee in the amount of US$300m within two business days from the date hereof. Gold Fields Chief Executive Officer Chris Griffith Steps Down and Martin Preece Appointed Interim Chief Executive Officer 13 December 2022 Gold Fields announces that Mr CI Griffith will step down from the Board and as CEO of Gold Fields, effective 31 December 2022. Mr M Preece, EVP for Gold Fields South Africa, is appointed as interim CEO. Gold Fields Annual Financial Report including Governance Report 2022 AFR 24

GOING CONCERN Gold Fields’ AFS were prepared using appropriate accounting policies, supported by reasonable judgements and estimates. The directors have reasonable belief the Company and Group have adequate resources to continue as a going concern for the foreseeable future. DEMATERIALISATION OF THE SHARES Shareholders are reminded that, as a result of the clearing and settlement of trades through Strate, the Company’s share certificates are no longer good for delivery for trading. Dematerialisation of the Company’s share certificates is a prerequisite when dealing in the Company’s shares. PROPERTY The register of property and mineral rights is available for inspection at the registered office of the Company during normal business hours. ENVIRONMENTAL OBLIGATIONS The Company’s total gross closure liability for environmental rehabilitation costs amounted to US$565m at 31 December 2022 compared with US$510m at 31 December 2021. The regional gross closure liabilities are as follows: &#9;● Australia: US$215m &#9;● South Africa: US$47m &#9;● West Africa: US$101m &#9;● Americas: US$201m The funding methods used by each region to make provision for the mine closure cost estimates are: &#9;● Australia – self-funding, using existing cash resources &#9;● South Africa – contributions into environmental trust funds and guarantees &#9;● West Africa – reclamation security agreement bonds underwritten by banks and restricted cash &#9;● Americas – bank guarantees CONTINGENT LIABILITIES AND LITIGATION A material Group Litigation Report is presented at each Audit Committee meeting for discussion and consideration on whether the matter remains contingent or whether a provision has to be recognised. Details of Gold Fields’ contingent liabilities and litigation matters can be found in note 35 to the AFS on p178 – 179. ADMINISTRATION Ms A Weststrate held the position of Company Secretary for the period under review. Computershare Investor Services Proprietary Limited (Computershare) is the Company’s South African transfer secretary and Link Asset Services is the registrar of the Company in the UK. AUDITORS The Audit Committee has recommended to the Board that PwC be appointed as the external auditors of the Company, until the conclusion of the next AGM, in accordance with section 90(1) of the Companies Act. SUBSIDIARY COMPANY Details of major subsidiary companies in which the Company has a direct or indirect interest are set out on p 201 – 202. AFR 25 GOVERNANCE REPORT

Audit Committee Report for the year ended 31 December 2022 The members of Gold Fields’ Audit Committee (the Committee) were appointed by our shareholders at the AGM on 1 June 2022. At the AGM, Ms PG Sibiya – who joined the Board and Audit Committee in 2021 – became Chairperson of the Audit Committee, replacing Mr YGH Suleman, who took over as Board Chairperson on that day. The Committee members are all independent NEDs. Details of the number of meetings held during the year, as well as the attendance thereof by Committee members, are on p8 of this AFR. Gold Fields’ Board continues to believe that, as a collective, the Committee members have the necessary skills to carry out their duties effectively and with due care. The Committee has certain reporting responsibilities to both the shareholders and the Board and is accountable to them. Its duties, as set out in the Committee Charter, are reviewed annually and incorporate the Committee’s statutory obligations as set out in the Companies Act, King IV, and paragraph 3.84(g) of the JSE Listings Requirements. A work plan is drawn up every year, encompassing all these duties, and progress is monitored continually to ensure that these obligations are fulfilled by the Committee. Among other things, the Committee monitors and reviews: &#9;● The preparation of the AFS, ensuring fair presentation and compliance with IFRS and the Companies Act, and recommending same to the Board for approval &#9;● The integrity of the IAR by ensuring its content is reliable and includes all relevant operational, financial and other non-financial information, risks and other relevant factors &#9;● Quarterly, interim and operational reports and all other widely distributed documents &#9;● Filing of the Form 20-F with the US SEC &#9;● Accounting policies of the Group and proposed revisions, and significant and unusual transactions, estimates and accounting judgements &#9;● The effectiveness of the internal control environment &#9;● The effectiveness of both the internal and external audit functions &#9;● The recommendation and appointment of Gold Fields’ external auditors, and approves their remuneration, reviews the scope of their audit, their reports and findings, and pre-approves non-audit services in line with Company policy &#9;● The evaluation of the performance of the CFO &#9;● The adequacy and effectiveness of the Group’s enterprise-wide risk management policies, processes and mitigating strategies &#9;● The governance of information communication technology (ICT) and the effectiveness of the Group’s information systems &#9;● The cash/debt position of the Group to determine whether the going concern basis of reporting is appropriate &#9;● The Group dividend policy and dividend payments in line with this policy &#9;● The combined assurance model, and provides independent oversight of the effectiveness of the Group’s assurance functions and services, with particular focus on combined assurance arrangements &#9;● Compliance with applicable legislation, requirements of appropriate regulatory authorities and the Company’s Code of Conduct &#9;● Policies and procedures for mitigating fraud &#9;● Approval of hedging activities as mandated by the Board &#9;● Consideration of JSE Proactive Monitoring reports in 2022 EXTERNAL AUDIT The Committee is responsible for recommending the appointment or reappointment of a firm of external auditors to the Board that, in turn, will recommend the appointment to shareholders. Upon this recommendation, the Committee is responsible for determining whether the designated appointee firm and audit partner have the necessary independence, experience, qualifications and skills, and that the audit fee is adequate. An external audit fee of R63.7m (US$3.9m) for 2022 was approved, as well as R8.3m (US$0.5m) for other fees. The Committee reviewed the annual external audit plan presented at its meeting on 16 August 2022, including the scope, materiality levels and significant risk areas, and established the approach would appropriately respond to organisational and regulatory changes, as well as any other applicable requirements and risks. The audit plan forms the basis of providing the Committee with the necessary assurances on risk management, the internal control environment and IT governance. The plan was approved by the Committee. PwC had direct access to the Committee throughout the year and met with the Chairperson of the Committee before each meeting and, when required, on an ad hoc basis. PwC reported to the Committee at each quarterly meeting, as well as at the year-end meeting. In addition, the Committee regularly met with PwC separately without other invitees present. The Committee is satisfied that PwC is independent of the Group. SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES Significant areas requiring the use of management estimates and assumptions are detailed in note 1 to the accounting policies (p120 – 130). Management presented position papers to the Committee detailing estimates and assumptions used, the external sources and experts consulted, and the basis on which they were applied in the calculations. Gold Fields Annual Financial Report including Governance Report 2022 AFR 26

INTERNAL AUDIT Gold Fields Internal Audit (GFIA) is an independent department within the Company, headed by a Vice President: Internal Audit (VP: IA) who is appointed and, if necessary, dismissed by the Committee. The VP: IA reports directly to the Committee and has direct access to the Chairperson and members of the Committee, as well as the Board Chairperson. The Committee Chairperson meets with the VP: IA once per quarter and on an ad hoc basis, as required. The VP: IA also meets with the Committee, without management, at least annually and whenever deemed necessary by either the VP: IA or the Committee. The Committee is satisfied that the resources available to GFIA, along with the skills and experience of the department, will allow the team to fulfil its mandate. The Committee determines the purpose, authority and responsibility of GFIA in an Internal Audit Charter, which is reviewed and approved annually. The Committee assesses the performance of GFIA every year. GFIA operates in accordance with the International Standards for the Professional Practice of Internal Auditing as prescribed by the Institute of Internal Auditors. The internal audit activities carried out during the year were identified through a combination of the Gold Fields risk management framework, which includes the combined assurance framework, and the risk-based methodologies adopted by GFIA. The Committee approves the annual internal audit assurance plan presented by GFIA and monitors progress against the plan reported to the Committee each quarter. GFIA ensured that its framework is aligned with the Committee of Sponsoring Organizations of the Treadway Commission’s (COSO) 2013 internal control framework. The Group’s internal control systems are designed to provide reasonable assurance on the maintenance of proper accounting records and the reliability of financial information. It also covers operational areas, compliance with the Gold Fields Code of Conduct and sustainability records. These systems are monitored by GFIA and its findings and recommendations are reported to the Committee and senior management. GFIA reports deficiencies to the Committee every quarter, together with recommended remedial actions, which are then followed up on to ensure the necessary action has been taken. GFIA provided the Committee with a written assurance statement on the adequacy and effectiveness of governance, risk management and controls. No significant events occurred, nor have any been brought to GFIA’s attention, to believe that governance, risk management and the control environment are inadequate or ineffective. INFORMATION COMMUNICATION AND TECHNOLOGY GOVERNANCE ICT governance remains a key focus area for the Group, the responsibility of which was delegated to the Committee by the Board. The Committee also works with the Risk Committee on related ICT matters. Gold Fields’ ICT Charter defines the overall direction and governance for ICT across the Group. The VP and Group Head of ICT is responsible for executing ICT governance procedures in line with this Charter, and reports to the Committee at each meeting. The Committee reviews his report, which includes the results of all review and testing conducted by management and GFIA. Gold Fields adopted the Control Objectives for Information and Related Technology (COBIT) as a governance framework, and regular assessments are conducted to determine the maturity of ICT governance processes. Gold Fields’ ICT at its various operations is operating at an overall maturity level of between three and four out of five, indicating that the Group’s ICT governance framework and processes are established and predictable. Areas of ICT risks across the Group were defined as part of the Group’s overall risk management framework, and formal policies and procedures are documented and updated regularly for these areas. Given the nature of cybersecurity and the rising global cyber risk, cybersecurity has now become a key component of the Group’s ICT governance and risk agenda. Gold Fields further enhanced its cybersecurity management controls by achieving the ISO 27001 information security management system certification for all its mines and corporate offices, with the exception of our offices and operation in Chile. The ICT Governance, Risk, Architecture, Standards, and Security Compliance (GRASSC) Committee is responsible for ensuring compliance and adherence to the Group’s ICT policies and procedures. The ICT GRASSC Committee reviews compliance to the governance framework quarterly and recommends improvements as appropriate. CHIEF FINANCIAL OFFICER The Committee evaluated the expertise and performance of the CFO, Mr PA Schmidt, and continues to be satisfied that he has the appropriate expertise and experience to carry out his duties as CFO of the Company and the Group and is supported by highly qualified and competent senior staff. This conclusion is supported by input from both internal and external auditors. GOING CONCERN After having duly considered the Group’s solvency and liquidity position, the Board has a reasonable belief that the Group will continue as a going concern for the foreseeable future. AFR 27 GOVERNANCE REPORT

Audit Committee Report continued for the year ended 31 December 2022 GROUP COMPLIANCE GOVERNANCE The Committee is also responsible for monitoring compliance governance for the Group – a key focus area for the Board and management as a whole. The Group Compliance Officer has a detailed, systematic and risk-based framework in place which is overseen, managed and maintained by an online and interactive Group Compliance Governance Portal. The framework is applied to identify all laws, regulations and adopted, rules, codes and standards (instruments) applicable to Gold Fields in all jurisdictions in which the Group operates. Updates on regulatory changes are sourced from external legal sources and internally assessed for application and impact. Changes are recorded and monitored on a monthly basis. The assessment of potential and/or actual risk exposure of non-compliance regarding the identified applicable instruments per jurisdiction, includes potential exposure to financial loss, as well as operational and reputational risks, and the adequacy of recorded controls. Mitigating controls designed to manage the risks are identified, documented and maintained proactively. GFIA carries out a review of the effectiveness (in terms of design and operating effectiveness) of the control procedures and reports on the level of compliance. The results are reported to the Committee in detailed schedules. Under the ambit of risk exposure assessment, all active suppliers and contractors are screened on a monthly basis based on an array of predefined risk criteria and adverse media exposure. A screening risk calculator is applied to those assessed entities posing a risk to Gold Fields, based on the outcome of the screening due diligence. Apart from conducting screening due diligence, the Committee also oversees the engagement with, and commitments made, to external stakeholders in terms of the nature and extent of the interactions, and the outcome of these engagements. The Committee also ensures Gold Fields’ Code of Conduct is effective and implemented diligently throughout the Group. Part of the Committee’s oversight role is the analysis of declarations completed by employees, as well as the outcome of internal disciplinary cases where Code of Conduct transgressions have been identified. The Code is available on the Gold Fields website at www.goldfields.com/code-of-conduct.php Another focus area is the protection of personal information. Part of the Compliance Governance Framework is a gateway specifically dealing with ensuring the protection of personal information the Group processes and, furthermore, the privacy of this information. The Committee is also responsible for ensuring all calls to the Gold Fields tip-offs line – administered by an independent external party – are proactively dealt with. The Chairperson of the Committee, together with GFIA, are custodians of the formalised and documented investigation procedure in place and, where appropriate and necessary, will make use of external advisors and experts to investigate matters or follow up on processes. The number and nature of these calls are reported at the quarterly Committee meetings. The details of the investigations, including details on any action taken, are also reported to the SET Committee. The Group’s Risk Committee deals with Group operational and financial risks, as well as the requisite reporting as required annually. While there is ongoing interaction between the Risk and Audit Committees, the management of financial risk remains a key focus of the Committee, management and GFIA. Gold Fields’ Group and regional risk disclosures are on p11 – 17 of the IAR. INTERNAL CONTROL STATEMENT In terms of the US SEC’s listing requirements, Gold Fields has to comply with the requirement of the Sarbanes-Oxley Act of 2002, which requires management to establish and maintain adequate internal control over financial reporting using a recognised internal controls framework. Management is accountable to the Board for the design, implementation, monitoring and integration of internal financial controls for the day-to-day running of the Group, focusing on the efficiency and effectiveness of operations, safeguarding the Group’s assets, legal and regulatory compliance, business sustainability and reliable reporting, including financial reporting. The Committee believes that Gold Fields’ internal controls are effective, and that the financial records can be relied upon as a reasonable basis for the preparation of the AFS. AUDIT COMMITTEE STATEMENT The Committee considered and discussed the AFR, including the Corporate Governance Report, and IAR with both management and the external auditors. During this process, the Committee: &#9;● Reviewed the AFS included in the AFR for consistency, fair presentation and compliance with IFRS &#9;● Evaluated significant estimates and judgements and reporting decisions &#9;● Reviewed the documentation supporting the going concern basis of accounting and concluded that it is appropriate &#9;● Evaluated the material factors and risks that could impact the AFR and IAR &#9;● Evaluated the completeness of the financial and sustainability disclosures &#9;● Discussed the treatment of significant and unusual transactions with management and the external auditors &#9;● Reviewed and discussed the sustainability information disclosed in the IAR and, based on these discussions, is satisfied that the information is reliable The Committee considers that the AFR and the IAR comply with the statutory requirements of the various regulations governing disclosure and reporting in all material respects, and that the AFS comply in all material respects with the Companies Act and IFRS. The Committee recommended to the Board that the AFS included in the AFR be adopted and approved. Philisiwe Sibiya Chairperson: Audit Committee 30 March 2023 Gold Fields Annual Financial Report including Governance Report 2022 AFR 28

AFR 29 GOVERNANCE REPORT Remuneration Report RISK MANAGEMENT IN REWARD RemCo also oversees and manages compensation-related risks. As part of its mandate, RemCo annually, and when considered necessary, reviews risks associated with Gold Fields’ remuneration philosophy, structure, policies, and practices. The Committee is satisfied that the current executive compensation structure does not create undue risks or promote inappropriate risk-taking behaviour. &#9;● RemCo, together with management, is actively involved in the structuring and preparation of the Remuneration Policy to ensure it aligns with the Group strategy of sustainably improving total shareholder returns (TSR). &#9;● RemCo uses external remuneration experts and carries out external benchmarking as and when required to ensure the Remuneration Policy aligns with global best practices and incentive plans are aligned with Group strategy. &#9;● RemCo ensures fair and responsible remuneration in respect of variable pay by retaining a cap on long-term and short-term incentives. &#9;● RemCo approved a Malus and a Clawback Policy in 2020 where the Board has the right to seek repayment of remuneration made available to an executive, or to withhold yet-to-be awarded remuneration, in the instance of certain trigger events. &#9;● RemCo ensures that there is a strong link between the ESG strategy, remuneration and performance which is underpinned by the Gold Fields purpose, values and business strategy. &#9;● From an ESG perspective, the RemCo ensures that remuneration is fair, equitable and transparent, particularly from a gender equity perspective. We want to ensure all employees are treated equally irrespective of gender. &#9;● Executive remuneration is disclosed annually in Section 3 of this Remuneration Report, and, in accordance with the Group’s Remuneration Policy, Executives are not involved in any approval process relating to their own remuneration. &#9;● RemCo approves the remuneration of Executives after considering recommendations from the CEO (excluding his own remuneration) and independent external advisors, who complete the necessary benchmarking to ensure there is alignment with the appropriate industry peer groups in the jurisdictions in which we operate. Preamble to the Remuneration Report OUR COMMITMENT TO INDEPENDENT AND GOOD REWARD GOVERNANCE The Gold Fields Board Board’s role in reward governance The Gold Fields’ Board has a duty to ensure the Group’s remuneration policies and practices are fair, responsible, and aligned with the long-term interests of all Gold Fields’ stakeholders. It is critical that the Board remains independent of management when making pay decisions, including those affecting the remuneration of our Chief Executive Officer (CEO), Chief Financial Officer (CFO), members of the Group’s Executive Committee (ExCo) and other Group employees. The Board recommends non-executive director (NED) fees to shareholders for approval, based on international benchmarking. The Gold Fields Remuneration Committee Remuneration Committee Charter The RemCo Charter and terms of reference are available on   www.goldfields.com/standards-and-principles.php Remuneration Committee members Mr SP Reid (Independent Chairperson) Mr A Andani (Independent NED) Mr PJ Bacchus (Independent NED) Ms JE McGill (Independent NED) Remco’s role in reward governance The Remuneration Committee (RemCo or the Committee) – as a constituted committee of the Board comprising only independent NEDs – was delegated responsibility for overseeing the Group’s remuneration activities. We detail the qualifications and experience of our RemCo members, and the number of meetings held and the attendance thereof in our Corporate Governance Report on p5 – 21. The primary role of RemCo is to oversee the Group’s approach to reward and remuneration throughout the organisation and to ensure fair, compliant, transparent, sustainable, and competitive pay that drives the delivery of Gold Fields’ strategy. RemCo is further responsible for overseeing the implementation of related policies to ensure consistent process delivery. To ensure it remains fully informed on developments and performance within the Company, RemCo invites the CEO and Executive Vice President (EVP): People and Organisational Effectiveness to attend meetings, where they provide reports and updates. The CFO will be invited to future meetings. These executives are not present when matters associated with their own remuneration are considered by the Committee. RemCo can draw on services from a range of external sources, including external remuneration advisors. GOVERNANCE FRAMEWORKS RemCo is bound and guided by the governance principles recommended by King IV in its deliberations and decision-making processes. This report embodies those principles and the governance framework of the South African Companies Act, JSE Listings Requirements, NYSE listing requirements and applicable legislation in jurisdictions in which we operate.

Gold Fields Annual Financial Report including Governance Report 2022 AFR 30 ABOUT THIS REPORT This Remuneration Report illustrates how we oversaw remuneration management during the 2022 financial year to ensure Gold Fields implemented its Remuneration Policy in a fair, responsible and transparent manner and fulfilled the Group’s commitment to stakeholders. We as a committee ensured that our Remuneration Policy aligned to best practice and good corporate governance. This report covers the remuneration activities of the Group for the period 1 January 2022 to 31 December 2022. This report is presented in three parts: Section 1 Background Statement Includes the RemCo Chairperson’s statement and covers how we managed remuneration during 2022. Provides context on Gold Fields’ remuneration practices. We further illustrate our commitment to good corporate governance and how we address areas of focus and shareholder feedback. Section 2 Remuneration Policy Explains how we structure our total remuneration offering to ensure the attraction and retention of high calibre people and how the various components of total remuneration are designed to drive a growth and performance culture, achieve sustainable business results, and create value for all stakeholders. Section 3 Implementation Report Demonstrates how the Remuneration Policy is implemented focusing on our executive directors’ and NEDs’ remuneration for the 2022 financial year. Remuneration Report continued

AFR 31 GOVERNANCE REPORT Section 1: Background statement MESSAGE FROM OUR REMUNERATION COMMITTEE CHAIRPERSON Introduction Dear Gold Fields stakeholders, Gold Fields’ 2022 Remuneration Report is presented herewith on behalf of RemCo. The Board-approved RemCo Charter and its terms of reference govern the activities of RemCo and are annually reviewed by the Board. Gold Fields had a solid operating performance across our mines during 2022 and finished the year in sound financial and operational health. We navigated what was a challenging year driven by volatile gold prices and currency movements, shortages of critical skills in all our regions and high mining cost inflation. As a result, the Remuneration Committee (RemCo) spent time on issues related to retaining our key personnel with strategic amendments to our Long-Term Incentive Policies. Additional focus on costs has also been added to our programme targets. 2022 was dominated by the Company’s bid to acquire Canada’s Yamana Gold, a transaction we ultimately terminated when rival bidders emerged and we chose not to increase our offer. In anticipation of a successful completion of that deal, however, steps were made to assess the potential remuneration integration issues that would have resulted had the transaction proved successful. In December 2022, the Board and the previous CEO, Mr Chris Griffith, agreed that the Company should move forward under new leadership, and reached a mutual separation agreement. The leadership transition between Mr Griffith and Interim CEO Mr Preece ensured a smooth handover and the Board initiated a process to appoint a new CEO. The Company’s underlying strategy, though, remains unchanged, with a focus on safely and sustainably implementing all three strategic pillars launched in December 2021: &#9;● Maximising the potential of our current assets through people and innovation &#9;● Building on our leading commitment to ESG &#9;● Growing the value and quality of our portfolio of assets The Board and RemCo have determined that the further inclusion of ESG targets into our remuneration systems is appropriate and we have made several enhancements to our programmes in this regard. At the end of 2021, we developed our Decarbonisation Strategy, and committed to achieving net-zero carbon emissions by 2050. A significant milestone on our journey to achieve this is identifying and developing projects at our operations that will contribute to a 30% net reduction in emissions by 2030. These targets and projects are now reflected in our LTI programme and detailed on p41 of this report. On diversity, equity and inclusion, we have already made some headway with regard to increasing the representation of women in our workforce, but we are looking for continued improvements and have established a target of 30% female representation by 2030. At the end of 2022 that level was 23%. Further improvements in the safety of our tailings storage facilities through conformance to the Global Industry Standard on Tailings Management has also been added to our LTI targets, ensuring that remuneration of our management teams is strategically aligned to this critical operational issue. KEY OPERATIONAL AND FINANCIAL HIGHLIGHTS Company performance snapshot – 2022 vs 2021 Attributable gold-equivalent production 2022 2021 Dividend We declared a total dividend of R7.45/share (2021: R4.70/share) (Moz) 2.40 2.34 Normalised earnings 2022 2021 (US$m) 860 929 Mine cash-flow 2022 2021 Total shareholder return 200% achievement for each of absolute and relative TSR (US$m) 855 913 Net debt 2022 2021 (US$m) 704 969 Steven Reid

AFR 32 Gold Fields Annual Financial Report including Governance Report 2022 Remuneration Report continued RemCo met four times during 2022 – in February, May, August and November – and focused on the following: &#9;● Overseeing the Group’s remuneration processes and enhancing the link between performance and reward &#9;● Ensuring strategic alignment between targets in Group, regional and personal scorecards &#9;● Determining appropriate ESG targets for long-term incentive awards &#9;● Managing the exit arrangements for executives, including the related remuneration and benefits &#9;● Overseeing the inaugural holding period of the executive minimum shareholding requirements (MSR), and supporting principles related to subsequent executive holdings &#9;● Issuing performance criteria for the 2022 equity and cash-settled long-term incentive plan (LTIP) awards, including measures related to decarbonisation and gender representation across the Group &#9;● Reviewing an independent benchmarking study of executive pay and addressing the outcomes &#9;● Assessing potential remuneration issues in the event of a successful acquisition of Yamana Gold &#9;● Approving the outcomes of the 2022 Group scorecard and 2022 executive performance ratings &#9;● Supporting initiatives related to retaining critical skills in jurisdictions with heightened talent challenges in competitive mining environments &#9;● Reviewing the Group’s non-financial incentives as a complement to the remuneration strategy &#9;● Discussing enhancements of remuneration disclosures, policies, and practices to assist stakeholders with a better understanding of the Group’s remuneration &#9;● Managing the remuneration arrangements during the transition from the previous CEO to the interim CEO &#9;● Supporting the introduction of systems to automate the Group’s remuneration processes The Committee holds closed sessions before and after the open session of its meetings where all the invitees are excused. This allows for the Independent Members to discuss the agenda in advance and consider the outcomes and/or finalise items where the invitees should not be present. RemCo is satisfied it fulfilled its responsibilities in accordance with its mandate for the 2022 financial year and that the Group’s Remuneration Policy achieved its stated objectives. RemCo notes it has worked in conjunction with management and external advisors to continue improving the Group’s remuneration practices. The Committee believes its efforts not only meets its own objectives but ensures the alignment of interests across Gold Fields’ diverse set of stakeholders. Overall, we are satisfied that Group executives’ performance-linked pay aligns with the approved framework for linking variable pay with performance. Advisors Khokhela Remuneration Advisors were RemCo’s independent external remuneration advisors during 2022 and were present at all regular committee meetings. Shareholder engagement The 2022 Remuneration Policy and Implementation Report will be presented for separate non-binding votes at the Annual General Meeting (AGM) to be held on 24 May 2023 at 14:00. These resolutions are set out in the Notice of AGM for the year ended 31 December 2022. The previous voting results of the AGM held last year, on remuneration-related matters are set out in the table1: 20222 20213 20204 Remuneration Policy 95% 95% 91% Implementation Report 67% 98% 99% NED fees 99% 99% 99% 1 The table reflects rounded percentages of “votes for” 2 AGM dated 1 June 2022 3 AGM dated 6 May 2021 4 AGM dated 17 August 2020 While 95.19% of the votes for the Remuneration Policy was in favour, the Implementation Report received a 33.13% vote against. As required by the JSE Listings Requirements, RemCo’s Chairperson reached out to dissenting shareholders to provide feedback regarding their votes against the Implementation Report. In the few responses received, shareholders communicated they had either voted against in accordance with the Institutional Shareholder Services (ISS) recommendation and/or voted against because of the remuneration received by the retiring CEO. The ISS recommendation to vote against the Implementation Report was due to the same reason. RemCo has considered this feedback, and while it understands shareholders’ reasons for voting against the report, the payment to Mr NJ Holland, Gold Field’s CEO between 1 May 2008 and 31 March 2021, was in line with the Gold Field’s policy and Mr NJ Holland’s contractual terms. RemCo agreed that, should there be a future need for the approval of an action which may be of concern to shareholders, it will include a detailed explanation in the Implementation Report and, if possible, engage with shareholders prior to the decision being made and/or the AGM. RemCo would like to thank those shareholders who replied to the feedback request. We continue to seek and incorporate shareholder feedback as appropriate to refine and enhance our remuneration programmes on an ongoing basis, consistent with our corporate objectives and strategy. Future plans The RemCo plans to address the following in 2023: 1. Review and update the Clawback Policy in line with the final SEC and NYSE compensation clawback rules 2. Review of the MSR Policy to improve and clarify on certain aspects 3. Review of the NED fee structures with a specific focus on local members compared to international members fees 4. Review of change of control clauses in the two Executive contracts that have them in to ensure that they align with best practice 5. Review of cash settled LTIP 6. Review of the peer group as Yamana Gold has been acquired by Agnico Eagle and Pan American Silver Corporation Conclusion RemCo concludes the Company’s remuneration policies and practices do not create undue risks or promote inappropriate risk-taking behaviour. RemCo will continue to monitor and assess emerging trends in remuneration policies and practices, and will ensure fair, equitable and responsible remuneration processes are in place to drive the promotion and implementation of Gold Fields’ strategy, thereby boosting stakeholder value creation. Steven Reid RemCo Chairperson On behalf of RemCo, which approved the report on 30 March 2023

AFR 33 GOVERNANCE REPORT CULTURE Responsibility Innovation Co lla bo ra tiv e d eli ve ry Safety Integrity Re sp ec t POLICIES PROCEDU RE DA TA SYSTEMS PR O CE SS ES DIVERSITY INCLUSION NEW WAY OF WORKING EFFEC TIV EN ES S ORGANISA TI ON AL DEVELOPMENT LEARNING AND M ANAGEMENT TALENT PE RF OR MAN CE AN D RE WARD Section 2: Remuneration Policy Our Remuneration Policy and philosophy – which applies to the CEO and CFO (in their capacity as Executive Directors) and Prescribed Officers (as defined in the Companies Act No 71 of 2008 and are the Executive Committee of Gold Fields) – is included in this section of the Remuneration Report. We also include related principles that are relevant across the Group. INTRODUCTION Our people are driven by passion, guided by our purpose and values and committed to stakeholder partnerships that help us succeed – on both Group and individual levels. We designed our remuneration structures to support this culture by incentivising high-quality performance. We aim to partner with our people on their journey of continued growth through market-related base pay and benefits, attractive performance-driven short-term incentives (STIs) and long-term incentives (LTIs), as well as recognition and retention programmes. Our Remuneration Policy’s core objective is to attract, retain and motivate top talent to deliver superior results. We ensure our Remuneration Policy supports our business strategy and operates within our integrated HR model to support the delivery of our strategic objectives. The fundamental principles that drive our remuneration strategy and practices in support of our HR key focus areas are reflected below: Attract, motivate, develop and retain high-quality, competent individuals to execute our business strategy and drive Gold Fields’ vision to be the preferred gold mining company delivering sustainable, superior value. Our reward is linked to responsible and competitive market levels and our incentives are designed to drive business strategy objectives that impact our stakeholders, and we link award levels to varying levels of impact and contribution to overall Company achievement. We believe our approach to short and long-term remuneration is substantively fair and consistently applied throughout the organisation in line with the approved frameworks. Our performance management system accounts for performance on key business and individual performance conditions and supports our high-performance culture through collaborative delivery and innovation. We drive individual learning and development programmes aligned with our performance management system to motivate our employees to aspire towards individual growth and development. Our talent strategy enhances team integration through diversity and inclusion to ensure we have enough talent available to implement our strategy and achieve our goals. We regularly review our talent pipeline to ensure we have the necessary skills, experience and competencies required to support our Company’s effectiveness through our operating model. The Committee regularly reviews the Remuneration Policy and internal levels of pay to entrench fair, equitable and objective remuneration methodologies, ensure employees remain within our pay deviation ranges and gender equity is maintained. The Committee also seeks to find a balance between the interests of executives and shareholders to ensure fair and responsible outcomes. For this reason, a significant portion of our management team’s remuneration is at risk and subject to stretching performance conditions. Our reward principles also integrate restrictive covenants on executive remuneration to mitigate excessive remuneration and hold our leadership accountable to conduct ethical business. Gold Fields’ total reward programme and policy starts with and emanates from our Group values, purpose and strategy, as illustrated in the 2023 Group Balanced Scorecard (BSC) on the next page. The Group’s BSC process is part of the business’ day-to-day management, quarterly business review process and performance management process. It is not simply an input to reward-related decision-making, but fundamentally supports our delivery-based culture. For all executive scorecards, we ensure cascaded objectives are outcomes-focused and targets are appropriately set, with stretch targets in place to account for incremental reward. Each year, management and the Board establish the Group’s key objectives for the year ahead to ensure the Group achieves its medium-term targets. The incentives under the Group BSC are then cascaded to executive, regional and individual scorecards. The 2023 BSC goals are outlined on the following page.

Gold Fields Annual Financial Report including Governance Report 2022 AFR 34 Group BSC Scorecard 2023 Financial Improve total shareholder return &#9;● Performance against peer group Improve AIC &#9;● Achieve AIC as per guidance 13 14 Increase value for all stakeholders Adherence to ESG &#9;● Delivery against ESG scorecard (includes increasing female representation, stakeholder value creation, water withdrawal (recycling and reduction), tailings and decarbonisation metrics Improve critical controls to eliminate fatalities and serious injuries &#9;● Compliance to EHS scorecard 9 10 Deliver on our commitments to ESGStakeholder Internal business process Increase discipline in delivering the plan &#9;● Spatial compliance to plan and schedule &#9;● Achievement of 2023 production plan &#9;● Achievement of operational costs as per plan Improve strategic planning processes &#9;● Key strategic planning projects implemented to deliver the selected case 4 5 Organisational capacity Enhance the capability of our people &#9;● Ounces per employee per annum &#9;● Achievement of critical capability index 2Drive the Gold Fields aspirational culture &#9;● Alignment to culture roadmap 1

AFR 35 GOVERNANCE REPORT Improve cash flow to create financial flexibility &#9;● Contain cash-outflow while funding Salares Norte and paying dividends as per plan 15 Improve perception of value &#9;● Increase analyst vs internal valuations 11 Improve the Gold Fields brand with employees, host communities and all our stakeholders &#9;● Implementation of the Gold Fields’ reputation perception project plan 12 Improve perception of value Improve operational performance through asset optimisation &#9;● Progress against asset optimisation 2023 project plans 6 Improve growth and sustaining capital efficiency and deployment &#9;● Reduce variance between project capital spend and plan &#9;● Mine plan and development spend to plan Improve operational performance through modernisation &#9;● Progress against digital infrastructure 2023 projects plans 7 8 Grow the value and quality of our portfolio of assets &#9;● New asset added to portfolio that meets the criteria approved by the Board &#9;● Increase internal valuation per share 3

AFR 36 Gold Fields Annual Financial Report including Governance Report 2022 REMUNERATION FRAMEWORK Gold Fields is committed to ensuring fair, equitable, sustainable and responsible remuneration practices that are aligned with the long-term interests of all Gold Fields stakeholders. We believe in compensating our people in relation to sustained value creation, delivered consistently, in a way that is fair and transparent. Our values, ethics and beliefs underpin our philosophy, which aims to attract, retain and motivate top talent. Gold Fields’ Remuneration Policy drives and incentivises the delivery of Gold Fields’ strategy and continuously supports shareholder value creation by aligning performance with commensurate levels of reward. The principles of King IV, compliance with all relevant laws, international best standards and regulations in the various jurisdictions in which we operate, guide the fair and responsible application of the Remuneration Policy across all operations. A key design principle of the Remuneration Policy is to ensure a clear link to the Gold Fields strategy. PAY FOR PERFORMANCE Our remuneration practices are competitive in the jurisdictions in which we operate, balanced with our pay-for-performance philosophy and overall strategy. Our annual benchmarking efforts reflect this and translate to comparisons typically at the market median of our comparator peer group. Final pay decisions consider benchmarking results together with performance, affordability, and economic conditions. Talent dynamics may further affect final outcomes. These benchmarking efforts confirm the target pay mix alignment with that of local and international mining peers approved by RemCo and provide information to the Committee when assessing remuneration levels. GOLD FIELDS OVERALL REMUNERATION CONCEPT FIXED VARIABLE C om po ne nt s Cash Equity GUARANTEED REMUNERATION SHORT-TERM INCENTIVE PLAN (STIP) LONG-TERM INCENTIVE PLAN (LTIP) Pu rp os e Remunerates executives for leadership and management skills and the degree of accountability in their roles Rewards executives for their contribution to the achievement of annual financial and non-financial goals Links the interests of the executives and shareholders by rewarding executives for creating sustained shareholder value over several years D et ai l Make-up: Corporate objectives Individual objectives Performance shares Weighting: 65% 35% 100% Target amount: CEO: CFO: ExCo 65% of GRP3,4 60% of GRP 55% of GRP CEO: 104% of GRP1,4 CFO: 96% of GRP1 ExCo 88% of GRP1 Outcomes: 0 to 2 x target 0 to 2 x target 0 to 2 x target Pe rf or m an ce pe rio d Annual One year Three years (Cliff vesting) M ea su re s Assessed performance Reference to peer group 20% Safety 20% Production 40% All-in costs 20% Development Specifically designed for each executive and aligned with corporate strategy and objectives Group absolute TSR (25%) Group relative TSR (25%) Group All-in costs (25%) ESG (25%)2 &#9;● Diversity and inclusion (12.5%) &#9;● Decarbonisation (12.5%) 1 Award at start of the three-year period is modified from 0% to 200% in line with individual performance, as detailed in the section on LTIs. The modified award is also adjusted at the end of the three-year period by a further 0% to 200% factor, in line with level of Company achievement against the performance conditions listed 2 RemCo approved the inclusion of ESG metrics in 2020 for the 2021, 2022 and 2023 performance periods. Measured at Group level for Share Plan and corporate participants in the cash-settled LTIP, and at regional level for regional participants in the cash-settled LTIP. ESG targets for 2022 included Decarbonisation and Gender Representation. For 2023, tailings management will be included 3 GRP – Guaranteed Remuneration Package 4 The CEO eligibility percentages for STIP and LTIP do not apply to the Interim CEO and would only apply to a permanent appointment to the CEO position Remuneration Report continued

AFR 37 GOVERNANCE REPORT KEY REWARD COMPONENTS OF THE REMUNERATION POLICY Remuneration Policy GRP or Base Rate of Pay (BRP) Variable pay STIP and LTIPs designed to align performance with strategy and value creation Base pay Benefits STIP LTIPs MSR Market-related base pay packages (GRP or BRP), dependent on performance, roles and responsibilities Market-related benefits guided by local legislation and internal policies Performance-based Group annual incentive scheme Longer-term plans that instil a sense of ownership and strategic alignment &#9;● Share plans &#9;● Cash-settled plan1 Encourages executives to hold shares in Gold Fields, in line with best practice 1 Not applicable to Executives. Executives receive 100% equity for LTIP and Regional Executive Committee members (RexCo) receive 30% equity and 70% cash-settled awards Gold Fields’ Employee Value Proposition balances financial rewards with non-financial rewards to drive the desired levels of performance. The financial reward component of our Employee Value Proposition includes: &#9;● GRP or BRP, being the total of base pay, allowances and benefits &#9;● Variable pay, which includes STIs, LTIs and MSR GUARANTEED REMUNERATION PACKAGE Base pay (Guaranteed Remuneration Package or Base Rate of Pay) Objective and link to strategy Operation Policy and practice Performance measures A competitive base pay is provided to executives to ensure their experience, contribution and appropriate market comparisons are fairly reflected. It also allows us to attract and retain the skills required to deliver on our strategic goals. Base pay for all employees is reviewed annually after considering benchmarks against comparator groups, Group performance, economic circumstances, affordability, individual performance, changes in responsibility and inflation levels. Changes are effective from 1 March each year. Together with advice from the external remuneration advisor, the CEO makes recommendations on ExCo base pay – excluding his own – to RemCo for approval by the Board. We seek close alignment between executive salary increases and increases for all non-bargaining unit employees, where practical. This is informed by country inflation and individual performance. The guaranteed pay benchmark is the market median. Group and individual performances in line with the BSC inform the individual base pay review. This is in addition to economic circumstances, affordability, changes in job responsibility and alignment across employee groups. Benefits and allowances Objective and link to strategy Operation Policy and practice Performance measures Provided to ensure we offer competitive benefits in local markets based on affordability to employees and the Group. Based on local market trends and can include items such as Group life insurance and disability and accidental death insurance. Our Expatriate Policy provides for special allowances to be made for expatriate employees in respect of, among others, relocation costs, cost of living, travel and the cost of education for children and their families. In line with approved policy, the benefits we provide comply with legislation across the jurisdictions in which we operate. Benchmarking ensures there are competitive benefits aimed at attracting and retaining key employees. Not applicable.

AFR 38 Gold Fields Annual Financial Report including Governance Report 2022 Remuneration Report continued SHORT-TERM INCENTIVE PLAN Our STIP is a performance-based Group annual incentive scheme that supports value creation and motivates our people to achieve success for the Group. All Group executives, regional executives and management-level employees (Paterson D-band and above categories) are eligible to participate in the STIP, subject to the achievement of applicable performance conditions. The Target incentive (TI) is based on a percentage of annual guaranteed remuneration and linked to the employee’s job grade, direct line of sight and contribution impact on the overall achievement of Group results. Bonus target incentive as % of GRP or BRP Job grade Threshold On-target (100%) Stretch (200%) CEO1 0% 65% 130% CFO 0% 60% 120% EVPs (Group and regional) 0% 55% 110% Regional executive 0% 45% 90% General manager 0% 40% 80% E-band and D-band management 0% 20% – 35% 40% – 70% 1 The CEO eligibility on target and stretch percentages for STIP do not apply to the Interim CEO and would only apply to a permanent appointment to the CEO position STI outcomes are determined through a weighted performance achievement outcome between business performance achievement and individual performance achievement. The weightings applied to the business performance achievement portion is determined based on the employee’s scope of operation and impact on overall operational, regional and Group results. Category Individual Group Region Operation CEO1 35% 65% 0% 0% CFO 35% 65% 0% 0% EVP 35% 65% 0% 0% Regional executive 35% 20% 45% 0% General manager 35% 0% 20% 45% Regional office 35% 0% 65% 0% Mines 35% 0% 0% 65% 1 The CEO performance weighted split for STIP does not apply to the Interim CEO, and would only apply to a permanent appointment to the CEO position. For the 2022 financial year, the Interim CEO’s business related performance split considered 45% weighting for South Deep and 20% weighting for Group. Going forward for the 2023 financial year, the STIP business weighted performance split will be aligned to a Corporate EVP which considers 65% for Group performance only. STIs are awarded annually, and the performance period is measured from 1 January to 31 December each year. STIs are conditional and only vest upon meeting performance condition targets which directly link to the annual business plan approved by the Board. Where required, and under extraordinary circumstances, Remuneration Committee discretion may apply. Group performance measures – short-term incentives SAFETY PRODUCTION ALL-IN COSTS DEVELOPMENT AND WASTE MINED &#9;● Measured through a scorecard of leading and lagging indicators &#9;● Safety has a negative modifier in the event of a fatality and impacts the operation, its region and the Group for the entire safety performance measure &#9;● Measured through gold ounce equivalents against the Group business plan &#9;● Measured in local currency against the Group business plan &#9;● Adjusted for bonus purposes and therefore differs from other reported AIC figures &#9;● Ensuring appropriate focus on our future development and waste mined, weighted at 20%, covers new mine and current mine development, open-pit waste mined and underground development in different configurations for each mine 20% 20% 40% 20%

AFR 39 GOVERNANCE REPORT Group performance target setting and measurement Key features &#9;● Operational objectives for each mine are measured against plans approved by the Board and RemCo and comprise safety, production, costs and physical mine development (ore and waste) goals &#9;● The operational objectives form the basis of the regional objectives and subsequently feed into the Group objectives &#9;● If individual, operational, regional or Group objectives do not exceed threshold targets, no bonus is payable &#9;● Based on the above, RemCo approves annual STIP payments in February of each year, for the prior year’s performance &#9;● Where applicable, production bonuses are paid to employees at mine level &#9;● We consider regional and on-mine schemes – for example, in Peru, we apply a statutory bonus scheme in compliance with legislation, and pay the difference between a higher calculated STI and legislated bonus, if applicable &#9;● Achievement falling between threshold and on-target and stretch levels is calculated on a straight-line basis between the two reference points &#9;● In advance of the STIP outcome, executives may elect to defer some or all of their STIs by converting a portion of their cash into shares towards their MSR-related commitments Individual performance measures We continued our efforts to align performance management processes with the Group’s strategy. This included adding a balance between leading and lagging indicators into all scorecards and ensuring we set appropriate stretch targets for all management-level employees. While this new approach builds on our previous BSC process, it also ensures a stronger alignment between our strategy and scorecards. This ensures our strategy is cascaded into measurable objectives we track through our performance management process. The chart below shows how performance rating scores on the five-point scale translate to percentages used for bonus calculation purposes. A score below 2 results in 0%, and a score between 4.7 and 5.0 (the maximum) results in the capped achievement of 200%. For the calculation example below, an individual rating of 3.2/5.0 is used. Personal performance rating correlation to percentage achievement % 2. 0 3. 0 4. 7 5. 0 Stretch limit 200% On-target modifier 100% Modifier cut-o&#7; 250 200 150 100 50 0 Group annual short-term incentive bonus calculation example COMPANY PERFORMANCE (65%) 2022 INDIVIDUAL BSC RATING (35%) SALARY GRADE ELIGIBILITY STI BONUS 150% 3.2 = 112% US$200,000 DL= 20% US$54,680

AFR 40 Gold Fields Annual Financial Report including Governance Report 2022 Remuneration Report continued LONG-TERM INCENTIVES Gold Fields’ amended 2012 Share Plan Gold Fields’ amended 2012 Share Plan (Share Plan) is a conditional share plan that provides for annual awards of performance shares, which vest after three years subject to performance conditions. Participants receive shares under the Share Plan to align management’s objectives to shareholder, stakeholder and investor interests. It further provides incentive to ensure sustainable long-term value creation with the aim of achieving the Gold Fields purpose and vision. The LTIP also supports Gold Fields’ retention strategy as the vesting period serves as a retention element. Participants in the Share Plan only include Group and regional executives. Gold Fields ensures the future sustainability of the share scheme by limiting the issuance of shares under the plan. LTI awards % of awards in equity Group ExCo 100% Regional ExCo 30% Management1 — 1 Management levels are Paterson D Band employees and above, not included on Group or RexCos Cash-settled long-term incentives The cash-settled LTIP ensures alignment between regional contributions and the Group’s long-term business strategy. The use of cash as opposed to shares reduces the number of shares required, while still ensuring a longer-term focus for participants. The LTIP’s design links regional long-term strategic objectives with Group objectives. Regional performance conditions and targets are set and agreed with RemCo through the BSC process. The BSC ratings were used to determine vesting outcomes for awards in 2018, 2019 and 2020 (for 2021 and 2022 the Group LTI performance condition scorecard applies to all LTI awards across the Group). Awards are made in March each year and settled in February three years later, and the measurement periods for the performance conditions are from 1 January of the year of the award to 31 December of the third year of award. RemCo approves the performance conditions for each set of awards following a review and analysis of management recommendations. LTI awards % of awards in cash Group ExCo — Regional ExCo 70% Management1 100% 1 Management levels are Paterson D Band employees and above, not included on Group or RexCos Evolution of Gold Fields long-term incentives The LTI at Gold Fields has undergone a positive evolution over the course of three years through continuous assessment of the scheme and alignment to best practices, fair and responsible remuneration and to ensure the LTI – as part of the total reward offering – is purpose-led and contributes towards attracting and retaining high-calibre individuals. Gold Fields has adopted a high-performance culture, and awards made to participants under the LTIPs are impacted by the individual performance outcomes of the preceding financial year. The LTI award framework, as outlined below, has evolved from the 2020 financial year to align with fair and responsible remuneration, as well as positive enhancements made in the performance management policy and approach. Long-term incentive awards LTI awards are made based on a participant’s job and grade eligibility percentage. LTI eligibility of annual GRP: Group CEO1 104% Group CFO 96% Group ExCo 88% Regional ExCo 60 – 68% Snr Management 42 – 50% Management 34% 1 This LTI eligibility percentage will apply to a permanent CEO yet to be appointed. The Interim CEO will remain on the Group ExCo Percentage of 88%. On award, the participant’s individual BSC performance rating is used to modify the award. In 2022, Gold Fields enhanced its performance management approach to ensure individual ratings subscribe to fair and consistent application of individual performance. The lower-limit or cut-off modifier of 2.7 was changed to 2.5 to accommodate the re-aligned and normalised performance distribution curve. This will become effective from 2023. The maximum modifier is capped at 200% of the award and any individual performance rating below the cut-off modifier will not be eligible to receive an LTI award. The LTIP share awards in monetary value are used to calculate an equivalent number of shares based on the three-day volume weighted average price (VWAP) preceding 1 March annually. LTIP cash awards are calculated and awarded on the monetary value. Long-term incentive performance conditions The performance conditions of the LTI schemes have evolved throughout the years to track alignment with the Group’s strategic intent and focused business objectives. The performance measure linked to the LTI schemes are purpose-led to ensure Gold Fields not only delivers superior financial returns to shareholders and investors, but also accounts for its social and environmental responsibilities – thereby extending its intent to all stakeholders that are impacted by our business activities. LTI performance conditions are measured at regional and Group level, and the achievements against targets are rolled-up from regional outcomes into overall Group outcomes. The performance conditions for the LTI awarded in 2022 are: &#9;● All-in-cost (25%) &#9;● ESG performance (25%) &#9;● Absolute TSR (25%) &#9;● Relative TSR (25%) All-in cost (AIC) In the 2022 financial year, RemCo approved the change of the free cash-flow margin (FCFM) performance condition to AIC, which is a standard measure across all sites in the Group and has a substantial improved integrated focus throughout the operations. Establishing the initial AIC target utilised the first two years’ targets, which will be based on Gold Fields’ operational plans, with the third year based on Gold Fields’ strategic plans. The support for this performance measure allows for the following: &#9;● Board approval annually for the duration of the award &#9;● Strong link to the operational and strategic plans &#9;● Drives accountability from management to deliver on the strategic and operational plans presented to the Board over three years

AFR 41 GOVERNANCE REPORT Gold Fields ESG commitments and the link to long-term incentive rewards During 2021, RemCo strengthened the linkage between environmental, social and governance (ESG) issues and remuneration. While maintaining the overall framework of our Remuneration Policy and the remuneration mix for our executives, RemCo approved that 25% of the performance conditions underpinning long-term incentive plans (LTIPs) in 2022 should focus on ESG-related metrics, for both equity and cash-settled LTI awards. The inclusion of ESG measures will remain in place for future awards and will be adapted to align with the ESG strategy as the strategy changes. RemCo believes it is appropriate to build on the extensive work carried out The current priority ESG performance conditions under the LTI framework are decarbonisation and gender diversity. These conditions were implemented with long-term targets which will vest in the 2024 and 2025 financial years. Therefore, they will continue to be measured annually and remain part of the LTIP as a key ESG focus areas for Gold Fields. Considering that there are six main pillars of the ESG strategy, we aim to incorporate a new performance measure from the 2023 LTI awards. In future years, the decarbonisation performance conditions, and target will include scope 3 emissions. From 2023, future awards will consider tailings management as part of the ESG strategy to ensure we comply with GISTM requirements as reported in the Integrated Annual Report on Tailings management (p78) and cement its link to remuneration, as outlined in the following GISTM statement: “For roles with responsibility for tailings facilities, develop mechanisms such that incentive payments or performance reviews are based, at least in part, on public safety and the integrity of the tailings facility. These incentive payments shall reflect the degree to which public safety and the integrity of the tailings facility are part of the role. LTIs for relevant executive managers should take tailings management into account.” ESG performance conditions – reduced carbon emissions (decarbonisation) Gold Fields’ Board was one of the sector’s first movers by approving the Company’s Climate Change Policy Statement in 2017. Subsequently, gold mining companies – as well as our peers in other resources sectors – have become exposed to increasing scrutiny and pressure from governments, society and investors to establish decarbonisation targets and cogently and coherently articulate how long-term targets will be converted into tangible and measurable programmes. At the end of 2021, we developed our decarbonisation strategy and committed to achieving net-zero carbon emissions by 2050. A significant milestone on our journey to achieve this is identifying and selecting targets within our project base that will produce a 30% net reduction in emissions (off a 2016 baseline) by 2030. As an indicator of our pledge to realising this goal, Gold Fields expects to invest between US$1bn and US$1.6bn by 2030 to ensure selected projects and those operations capable of generating a significant reduction in emissions are appropriately funded and managed (as reported in the Integrated Annual Report on Energy and carbon management (p75 – 76)). By any measure, this would represent one of the largest capital-intensive programmes that Gold Fields will have ever undertaken. This will include self-funded capital, leasing or power purchase agreements (PPA), which will introduce a debt element. Given its complexity, the decarbonisation programme has been elevated to a strategic level and is underpinned by a management framework equal to the task. The decarbonisation programme targets are embedded in the Gold Fields strategy. Gold Fields’ work to date demonstrates that it takes its commitment to addressing the impacts of climate change seriously and that it will put resources and funding into finding solutions. With the adoption of ESG as one of its strategic pillars it has shown that it can adapt its current and future business model to meet expectations of all stakeholders. Gold Fields’ commitment to its six priority ESG targets will sign post its 2030 journey and ensures that it will prioritise its ESG commitments, particularly in the area of decarbonisation. The conversion to an economy using low-carbon energy sources assumes a primacy. With this, Gold Fields’ corporate growth strategy should recognise and capture the value creation upside of such an undertaking. To reward executives and management for achieving these longer-term ESG strategic goals, Gold Fields’ 2022 LTI framework includes carbon abatement targets. on sustainability and long-term value creation with future incentivisation through financial rewards. RemCo is committed to ensuring there is a direct link between the LTI design and metrics to the necessary strategic objectives and commitments, which ensures Gold Fields remains accountable for safe and responsible mining while delivering superior value to all its stakeholders. Subsequently, Gold Fields made strong commitments to ESG governance requirements, and has adopted an ESG strategy to ensure the Company’s operations and business activities create value through responsible mining. The Gold Fields ESG strategy identifies six core pillars in the long-term ESG commitments. Gold Fields’ ESG strategic pillars 1 Safety, health, wellbeing and environment 2 Gender diversity 3 Stakeholder value creation &#9;● Zero fatalities &#9;● Zero serious injuries &#9;● Zero serious environmental incidents &#9;● 30% women representation &#9;● 30% of total value created benefits host communities &#9;● Six flagship projects benefiting host communities 4 Decarbonisation 5 Tailings management 6 Water stewardship &#9;● 50% absolute emission and 30% net emission reductions from 2016 baseline (Scope 1 and 2) &#9;● Net zero emissions by 2050 &#9;● Conformance to the Global Industry Standard on Tailings Management &#9;● Reduce number of active upstream raised Tailings storage facilities (TSFs) from 5 to 3 &#9;● 80% water recycled/reused &#9;● 45% reduction in freshwater use from 2018 baseline

AFR 42 Gold Fields Annual Financial Report including Governance Report 2022 Remuneration Report continued Targeted abatement Over the period 2022 to 2024, Gold Fields is targeting the net abatement of 407kt CO2e, with 90% (366kt CO2e) focused on renewable deployments. This includes commissioning a 50MW solar plant at South Deep mine and a 12MW solar plant at the Gruyere mine in 2022. The remaining 10% abatement consists of numerous operational efficiency projects in generation, operations, and processing. The smaller projects will be tracked over three years to ensure they become business as usual. Considering the current maturity of some decarbonisation technologies and the expected rate of development of the technologies, RemCo approved the following achievement ranges for LTIs awarded in 2022. 2022 – 2024 decarbonisation targets LTI weighting Threshold achievement Target achievement Stretch achievement Target range Australia 12.5% 125kt CO2e 147kt CO2e 169kt CO2e 15% South Africa 12.5% 200kt CO2e 235kt CO2e 270kt CO2e 15% Ghana 12.5% 20kt CO2e 23kt CO2e 26kt CO2e 15% Americas 12.5% 2.0kt CO2e 2.4kt CO2e 2.8kt CO2e 15% Group 12.5% 346kt CO2e 407kt CO2e 468kt CO2e 15% Environmental, social and governance (ESG) performance conditions – diversity and inclusion (gender representation) Diversity and inclusion are fundamental core values of Gold Fields’ culture and underpins the way we operate and treat our employees and stakeholders. Introducing gender representation into the LTI framework has transformational strategic intent to ensure Gold Fields has a diversified talent pool to drive innovative thinking and access the key skills and experience of women in mining. The Board as recommended by RemCo and in support of the Social, Ethics and Transformation Committee, committed to 30% female representation in Gold Fields by 2030. Regional circumstances are accounted for when determining the expected future commitments of female representation relative to the total employee complement. 2022 – 2024 gender targets – female representation LTI weighting Threshold achievement Target achievement Stretch achievement Target range Australia 12.5% 23% 24% 25% 5% Corporate office 12.5% 45% 47% 49% 5% South Africa 12.5% 27% 28% 29% 5% Ghana 12.5% 11% 12% 13% 5% Americas 12.5% 25% 26% 27% 5% Group 12.5% 23% 24% 25% 5% LONG-TERM INCENTIVE VESTING CONDITIONS The vesting of LTI awards is subject to meeting Board-approved performance conditions. Vesting occurs after three years from award and depends on the extent to which the Group has met the approved performance conditions over the three-year period. Vesting is capped at 200% of the award. In advance of the vesting date, executives can elect to defer some or all of their vested share awards towards the achievement of their MSR. Linear interpolation is applied between threshold and target, and target to stretch performance. The following vesting conditions apply to the unvested 2022 and 2023 LTIP. 2022 long-term incentive vesting conditions Performance condition Linear vesting &gt;0% 100% vesting 200% vesting Weighting % of LTIP Scorecard Threshold Target Stretch Financial 75% Absolute TSR1 N/A – no vesting below target The US Dollar (nominal) cost of equity1 over the three-year performance period US Dollar cost of equity + 6% over the three-year performance period 25% Relative TSR2 Below median of the peer group2 Median of the peer group Upper quartile of the peer group 25% All-in cost3 US$1,449/oz AIC US$1,349/oz AIC US$1,249/oz AIC 25% ESG 25% Decarbonisation Reduced carbon emissions of 346kt CO2e by 2024 Reduced carbon emissions of 407kt CO2e by 2024 Reduced carbon emissions of 468kt CO2e by 2024 12.5% Gender representation 23% female representation of the total head count 24% female representation of the total head count 25% female representation of the total head count 12.5% Total 100% 1 Cost of equity is validated by an external consultant 2 For the 2022 awards, the peer group consisted of AngloGold Ashanti, Barrick, Eldorado Gold, Yamana, Agnico Eagle, Kinross, Newmont, Newcrest, Northern Star and Endeavour 3 AIC replaces FCF as the third financial measure on the LTIP

AFR 43 GOVERNANCE REPORT 2023 long-term incentive vesting conditions Performance condition Linear vesting &gt;0% 100% vesting 200% vesting Weighting % of LTIP scorecard Threshold Target Stretch Financial 75% Absolute TSR N/A – no vesting below target The US Dollar (nominal) cost of equity1 over the three-year performance period US Dollar cost of equity + 6% over the three-year performance period 25% Relative TSR Below median of the peer group2 Median of the peer group Upper quartile of the peer group 25% AIC3 US$1,403/oz AIC US$1,303/oz AIC US$1,203/oz AIC 25% ESG 25% Decarbonisation Reduced carbon emissions of 470.52kt CO2e by 2025 Reduced carbon emissions of 541.11kt CO2e by 2025 Reduced carbon emissions of 622.28kt CO2e by 2025 10% Tailings4 7% GISTM – Priority TSFs5 Conditional conformance based on internal self-assessment by August 2023 Conditional conformance based on internal self-assessment before August 2023 Full conformance based on internal self-assessment by August 2023 GISTM – All other TSFs Full conformance based on internal self-assessment by August 2025 Full conformance based on internal self-assessment by August 2024 Full conformance based on internal self-assessment by the end of 2023 Active Upstream Raised TSFs Reduce active upstream raised TSFs to 3 by the end of 2025 Reduce active upstream raised TSFs to 3 by the end of 2024 Reduce active upstream raised TSFs to 3 by the end of 2023 Gender representation 24% female representation of the total head count 25% female representation of the total head count 26% female representation of the total head count 8% Total 100% 1 Cost of equity is validated by an external consultant 2 For the 2023 awards, the peer group consisted of AngloGold Ashanti, Barrick, Eldorado Gold, Yamana, Agnico Eagle, Kinross, Newmont, Newcrest, Northern Star and Endeavour 3 AIC replaces FCF as the third financial measure on the LTIP 4 Tailings included as a measure within ESG for the LTIP 2023 award 5 As reported in the Integrated Annual Report under Tailings management on p78

AFR 44 Gold Fields Annual Financial Report including Governance Report 2022 Remuneration Report continued REMUNERATION MIX &#9;● Gold Fields’ total reward model links financial reward to a combination of job type and performance – therefore, the mix of GRP/BRP and variable pay differs according to level of performance and the grade of the job held. To entrench a high-performance culture, and in line with international best practice, the more senior the role, the higher the proportion of variable pay (at-risk pay) and the remuneration package. At-risk pay comprises 75% of the CEO’s total target reward, of which 38% is LTIs. &#9;● For exceptional performance, the Group aims to position overall remuneration, including STIs and LTIs, at the 75th percentile of our comparator market. This aligns with our total reward strategy of ensuring a market-competitive reward mix, rewarding employees for exceptional performance, and the retention of high-performing employees. RemCo retains the discretion to determine whether, and to what extent, specific performance levels warrant total pay at the 75th percentile. &#9;● The graphs illustrate different scenarios of performance achievement of the total remuneration for the CEO, CFO and ExCo members, on a single total figure basis, based on the 2022 Remuneration Policy and using simplified hypothetical GRPs/BRPs for ease of illustration. Remuneration scenarios at different levels of performance1 Chief Executive Ocer2 US$’000 967 967 967 628 1,257 1,006 2,011 Below On-target Stretch 0 1,000 2,000 3,000 4,000 5,000 ■ GRP ■ STI ■ LTI Chief Financial Ocer US$’000 663 663 663 398 796 637 1,273 Below On-target Stretch 0 500 1,000 1,500 2,000 2,500 3,000 ■ GRP ■ STI ■ LTI Executive Committee US$’000 466 466 466 256 512 410 820 Below On-target Stretch 0 200 400 600 800 1,000 1,200 1,400 1,600 1,800 2,000 ■ GRP ■ STI ■ LTI 1 Not actual pay levels but rather for theoretical purposes of displaying the pay policy remuneration mix. LTI award at target 100% levels reflected above, the award can increase to 200%. The vesting can be a further 200% in addition. “Below” ’assumes no annual LTI; “On-target” assumes 100% outcome; “Stretch” assumes 200% outcome. This does not include any share price movement 2 The statistics and graph relating to the CEO remuneration mix do not apply to the Interim CEO. OTHER KEY FEATURES OF OUR REMUNERATION POLICY Executive minimum shareholding requirements Aligning the interests of our executives with those of our shareholders is critical to sustainable value creation. As such, we encourage executives to hold shares in Gold Fields in line with international and South African best practice. Our MSR policy, which we introduced in 2017, requires executive directors and prescribed officers to hold shares in Gold Fields equivalent to the multiples of their GRP/BRP as indicated: &#9;● CEO: 300% (this does not apply to the Interim CEO, Mr Preece, remains on 100% minimum shareholding requirement as per all other Group Executives. &#9;● All other executive directors and prescribed officers: 100% Executive directors and prescribed officers are given a period of five years to achieve these multiples. RemCo makes an award of matching shares at a ratio of 1:3 – one share for every three committed towards the MSR, capped at the matching share limit. The value of the ultimate number of matching shares that will vest is limited to 67% of GRP in the case of the CEO, and 33% of GRP or BRP for all other executives. The matching shares vest at the end of the five-year period if the participant remains employed by the Group and has retained the committed shares. Retention and sign-on bonuses RemCo has the discretion to approve management-proposed sign-on payments and/or retention payments to recruit and/or retain individuals at certain levels for specific business reasons. Below these levels, management has the discretion to approve such payments. The typical minimum work-back period for retention payments is two years. No such payments were made to executives during 2022. Malus and clawback Our Malus and Clawback Policies, approved in 2020, permit the Board to withhold yet-to-be awarded remuneration in the event of certain trigger events and to clawback remuneration already paid. The Board is entitled to seek repayment of remuneration amounts that were made in error and subsequently restated. The policy gives RemCo the right to recover variable remuneration from executives. This is applicable but not limited to: remuneration relating to base pay; achieving financial or performance goals or similar conditions for any award, or payment under the annual incentive plan or LTIP, or any bonus payment, whether vesting is based on the achievement of performance conditions, the passage of time, or both. The right of recovery may be exercised within three years from the restatement date, and the policy sets out the procedures to be followed depending on whether the remuneration has been paid, transferred or otherwise made available to the executive, as well as the steps to take if the amount is not immediately recoverable. The additional requirements required by the US Securities Exchange Commission and New York Stock Exchange are being considered and the policies will be updated for implementation in the latter part of 2023 and will be disclosed in the 2023 Remuneration Report.

AFR 45 GOVERNANCE REPORT Executive Committee service contracts and termination provisions Gold Fields can terminate an executive’s employment summarily for any reason recognised by law in the respective jurisdictions. The general principles governing the settlement of employment benefits and rewards is based on termination status. Employees who resign voluntarily or are dismissed for disciplinary reasons forfeit all unvested benefits and awards. Employees who separate from the Group for reasons of death, disability, retirement, redundancy for operational reasons or mutual separation as agreed between the parties, are considered good leavers and retain a portion of unvested benefits and awards. This portion is based on the principles of time (pro rata) and performance testing at on-target levels and in line with the principles of King IV and the rules and provisions of the governing company policies as approved by the Board. Additional termination payments may be negotiated with the exiting executive and such arrangements will be approved by RemCo and the Board. The CFO and the current EVP: Strategy, Planning and Group Development have employment agreements in place with Gold Fields Group Services Proprietary Limited (GFGS), Gold Fields Orogen BVI Limited (Orogen) and Gold Fields Holdings Company. In terms of the South African employment contracts with ExCo, employment continues until terminated upon notice by either party or retirement age, which is currently 63 years. Gold Fields Orogen BVI Limited (Orogen) and Gold Fields Holdings Company have substantially similar terms. The notice period is 12 months for the CEO and CFO, and six months for each of the Prescribed Officers. The 12 months notice period does not apply to the Interim CEO, Mr Preece remains on the employment contract terms as were in place prior to his appointment to Interim CEO, which includes a six month notice period. Group annual incentive plan The Group annual incentive plan provides for pro-rata payment of annual bonus in the event of termination on a good leaver status. Share Plan The Share Plan provides for pro-rata vesting to the termination date of LTI awards in the event of a change of control or termination on a good leaver status, payable in accordance with the Share Plan rules or as otherwise agreed with the Board and subject to the performance condition testing outcome and approval by RemCo. Change of control provisions For the 2022 reporting year, remuneration entitlement in the event of a change of control for senior executives is equivalent to 24 months’ annual guaranteed package, which applies to the CFO and EVP: Sustainable Development. This change of control provision was also included in the terms agreed for the former CEO, (Mr CI Griffith) and approved by RemCo. No changes have been made to Mr Preece’s conditions of employment which were in place prior to being appointment as Interim CEO. A change of control is defined as a third party or concert parties holding 30% or more of Gold Fields’ ordinary shares. In the event of the finalisation of an acquisition, merger, consolidation, scheme of arrangement or other re-organisation, whether or not there is a change of control and if the executive directors’ services are terminated, the change of control provisions also apply. For these employees, their employment contracts provide that, in the event of their employment being terminated within 12 months of the change of control, the executive is entitled to: &#9;● Payment of an amount equal to two times annual GRP for the CFO and the EVP: Sustainable Development, plus an amount equal to the average of the incentive bonuses paid during the previous two financial years &#9;● For the CEO, a payment equal to two times annual GRP together with any other payments then due and payable &#9;● Full vesting of all LTIP awards These executives’ employment contracts also provide that these payments cover any compensation or damages the executive directors may have under applicable employment legislation. Share Plan The Share Plan provides for pro-rata vesting of LTI awards in the event of a change of control. A change of control as defined for the purpose of Share Plan includes (in summary) an acquirer obtaining: &#9;● Ownership or voting control of 50% of the Company’s issued share capital &#9;● The right to control the management of the Company or the composition of the Board &#9;● The approval by the Company’s shareholders, or the consummation, of a merger or consolidation of the Company with another business entity The treatment of LTI awards on a change of control is subject to any pre-existing employment conditions, which take precedence in the event of a conflict. NON-EXECUTIVE DIRECTORS Non-executive directors’ remuneration NEDs are not eligible to receive any STIs or LTIs. Gold Fields pays NEDs based solely on their role within the Board and/or committees, with differentiation only between international and South African-based directors. We apply the policy using the following principles: &#9;● Board committee members receive annual committee fees for their participation &#9;● The Chairperson and Lead Independent Director receive all-inclusive annual fees for all Board and committee participation &#9;● We review fees annually and implement any increases in June of each year &#9;● Travel and accommodation expenses are paid to NEDs for travel relating to site visits and Board meetings Non-executive directors’ fee review We intend to seek approval for increases based solely on last year’s inflation rates to be applied to the prevailing fees of NEDs, effective from 1 June 2023, of 6.4% for Rand-based fees and of 5.9% for US Dollar-based fees. The following fixed annual fees are payable to NEDs with effect from 1 June 2023 (excluding value added tax (VAT)) if approved by shareholders at the AGM on 24 May 2023.

AFR 46 Gold Fields Annual Financial Report including Governance Report 2022 Remuneration Report continued Approved 2022/2023 fees in Rand Proposed 2023/2024 fees in Rand Approved 2022/2023 fees in US Dollar Proposed 2023/2024 fees in US Dollar Chairperson of the Board (all-inclusive fee) 3,512,800 3,737,600 n/a n/a Lead Independent Director (all-inclusive fee) 2,286,700 2,433,000 n/a n/a Members of the Board 1,153,000 1,226,800 86,300 91,400 Chairperson of the Audit Committee 418,800 445,600 n/a n/a Chairpersons of the Capital Projects, Control and Review Committee; Nominating and Governance Committee; Remuneration Committee; Risk Committee; Social, Ethics and Transformation Committee; and Safety, Health and Sustainable Development Committee* 257,800 274,300 19,200 20,300 Members of the Audit Committee 216,000 229,800 16,200 17,200 Members of the Capital Projects, Control and Review Committee; Nominating and Governance Committee; Remuneration Committee; Risk Committee; Social, Ethics and Transformation Committee; and Safety, Health and Sustainable Development Committee* 162,700 173,100 12,300 13,000 Chairperson of the ad-hoc Committee 65,300 69,500 4,800 5,100 Member of the ad-hoc Committee 40,500 43,100 3,100 3,300 * The Chairperson and Lead Independent Director do not receive any additional fees to their all-inclusive fees above, regardless of their Chairperson or member roles on committees NON-BINDING ADVISORY VOTE – REMUNERATION POLICY As set out in King IV, shareholders are required to cast non-binding advisory votes on the Remuneration Policy and Implementation Report at Gold Fields’ AGM on 24 May 2023. Should there be a 25% or higher vote against either of the above, we will engage with shareholders to understand the drivers of the dissenting votes, and to discuss potential remedial measures. We also attempt to connect with the majority of shareholders who vote against our remuneration approach to understand their perspective.

AFR 47 GOVERNANCE REPORT Section 3: Implementation Report This section of the Remuneration Report explains how we implemented our Remuneration Policy and provides details of the remuneration paid to executives and NEDs for the financial year ended 31 December 2022. The remuneration paid to executive directors are aligned with the Company’s Remuneration Policy, incentive scheme rules and JSE Listing Requirements. The delivery of remuneration complies with King IV principles, the provisions under the Companies Act and related legislation on disclosing prescribed officer remuneration. Our STI and LTI targets comprise objectives that are deliberately and rigorously evaluated and selected based on their importance to the Company’s success. GUARANTEED REMUNERATION PACKAGE Executive Directors’ and Prescribed Officers’ guaranteed remuneration is an all-inclusive remuneration package consisting of a basic salary and core benefits, including medical aid, retirement contributions and insurance such as group life cover and disability cover. The guaranteed remuneration component of total remuneration is determined through benchmarking executives’ current guaranteed remuneration against peer comparator groups within the mining industry and gold sector companies of a similar size locally and internationally. Guaranteed remuneration is benchmarked against the 50th percentile to remain competitive for retention purposes. Increases and market alignment adjustments are approved and mandated by the Board. In determining fair and responsible guaranteed remuneration increases and adjustments, the Board considers the following factors: &#9;● Headline inflation per country &#9;● Salary market movements within the peer group, general market and gap to peers &#9;● Position against market remuneration levels &#9;● Individual performance achievement results and Company performance achievements against strategic objectives &#9;● Affordability and the prevailing context Guaranteed pay (Guaranteed Remuneration Package and Base Rate of Pay) breakdown Guaranteed remuneration element Policy application Key facts &#9;● All eligible employees received a salary increase on 1 March 2022, with an average increase of 4.7% for executives &#9;● The overall increase in employment costs during 2022 was within the approved mandate of RemCo &#9;● Executive packages were increased only by country-specific inflation rates for the 2022 review period Policy application &#9;● Across the Group, salary increase mandates were set at the prevailing country-specific inflation rate, with an additional percentage for addressing pay gaps, where applicable &#9;● The forward-looking drive to eliminate any unintended bias that may be present in our pay systems is continuously assessed across the Group Salary (cash) Executives’ salaries are benchmarked to the median of the respective market in which they operate. Some of the executives have dual contracts with various entities in the Gold Fields group of companies and are paid in dual currencies. Executive salaries undergo annual increases based on the forecast country inflation at Q1 of the review year. Pension Executive pension contributions are 100% employee contributions and the Company does not contribute towards the executive’s pension fund. Executives may elect their preferred pensionable base on which their contributions are based and at their own discretion. Regional executives contribute towards pension within their respective country of residence with its own pension laws and fund providers. Medical Each ExCo member is responsible for contributing towards their own elected medical aid or insurance. The Company does not contribute towards executives’ medical aid or insurance premiums. Cash allowances Executives receive cash allowances in accordance with in country legislative payments or company provided allowances that may be elected and structured as part of GRP.

AFR 48 Gold Fields Annual Financial Report including Governance Report 2022 Remuneration Report continued SHORT-TERM INCENTIVES Key facts &#9;● Bonus parameters for 2022 were approved as detailed in section 2 of this report &#9;● The total 2022 annual incentive award payment amounted to US$27m (2021: US$26m), with 653 (2021: 628) eligible participating employees &#9;● The incentive is based on an average individual performance rating of 3.3 (2021: 3.5) out of a maximum of 5.0 against performance measures established at the beginning of the year &#9;● During 2022, we reviewed our performance management rating process to ensure a normalised distribution is achieved across the Group as a commitment to fair and equitable remuneration practice &#9;● The performance ratings are analysed to ensure that there is no bias in terms of gender or race Policy application &#9;● Incentive bonus parameters and targets are agreed and approved at the beginning of each cycle &#9;● Bonus parameter performance achievement is peer reviewed internally and by independent external advisors prior to approval and payment &#9;● There is calibration between individual performance ratings and Group or Company performance as applicable &#9;● Regional incentives are aligned with operation and regional performance achievements &#9;● Operational objectives form the basis of the regional objectives and subsequently feed into Group objectives &#9;● RemCo recognised the significant impact of worldwide inflation during 2022 in its assessment of the Group objectives &#9;● Actual performance achievement is confirmed by the Group’s external auditors &#9;● Performance calculations are formulaic, however, RemCo has the discretion to adjust the outcome deemed appropriate &#9;● Average exchange rates of US$1:R16.37 (2021: US$1:R14.79) and A$1:R11.34 (2021: AS$1:R11.11) were applied for calculation purposes in this section Group objectives Group performance was assessed with an outcome of 101% for 2022, with targets and achievements shown below. Despite some positive improvements in leading safety metrics, the fatal accident recorded at St Ives resulted in the negative modifier (zero outcome) being applied for safety metrics at operational and Group levels. 2022 objectives Weight Target Achieved Final weighted achievement Safety1 20% 0% &#9;● Safety engagement rate 5% 8.38 10.70 – &#9;● Increase in near-miss reporting 5% 581 1,577 – &#9;● Timely close-out of corrective actions on serious potential incidents 5% 95% 98% – &#9;● Reduction in serious injuries 5% 8 5 – Gold (equivalent) production (koz) 20% 2,389 2,415 131% AIC (US$/oz)2 40% 1,386 1,378 117% Development and waste 20% 140% &#9;● Development at South Deep3 (m) 40% 11,156 11,593 200% &#9;● Open-pit waste mined (kt) 30% 123,319 129,797 200% &#9;● Underground development (m) 30% 42,778 38,644 0% Total 101% 1 Safety modifier applied, which results in a 0% safety performance due to a fatality at St Ives mine during 2022 2 Every year-end, AIC is adjusted for STIP purposes by measuring in local currency and converting to US Dollar at a budgeted exchange rate, excluding workers’ participation at Cerro Corona, and calculating the related royalty charge based on budgeted gold prices. Cerro Corona by-products are normalised for budgeted prices. AIC adjusted for the impact of inflation due to the impact of the Russia/Ukraine war on fuel and explosives. 50% of the inflation impact written back as an uncontrollable. The delay on the Salares Norte project impacted the AIC negatively – adjustments made to align project completion to AIC spend 3 Development and destress combined for South Deep. Will in future be one measure

AFR 49 GOVERNANCE REPORT 2022 Previous Chief Executive Officer Mutual separation agreement with previous CEO In December 2022, the Company announced that the Board and the previous CEO, Chris Griffith, had agreed that the Company should move forward under new executive leadership and reached a mutual agreement to separate. The planned leadership transition proceeded with the appointment of an Interim CEO, Martin Preece (previously Executive Vice-President, Gold Fields South Africa region), who formally joined the Board and effectively commenced the role as Interim CEO on 1 January 2023. The Board also began the process of seeking to recruit a new permanent CEO. The mutual separation agreement included the following: &#9;● The parties agreed that the previous CEO will not have to work his notice period and will receive payment in lieu of working notice &#9;● The parties negotiated an ex-gratia payment to the previous CEO as a settlement for a term of 24 months of monthly GRP. Mr Griffith had a 24-month restraint of trade in his employment contract when he joined Golf Fields &#9;● The previous CEO will separate from the business on a good leaver status &#9;● The previous CEO will receive the short-term incentive bonus for 2022 The previous CEO will receive his LTI awards calculated to 31 December 2023 (the end of his notice period as per his employment contract), payable after the testing of performance conditions and at the normal vesting date of the awards, but on a pro-rata basis for time served. The following terms for Mr Griffith were agreed and approved by the Board: Item Payment Notice in lieu of work – 12 months as per employment contract partly paid in Rand and US$ R10,500,000/12 x 12 = R10,500,000 US$340,000/12 x 12 = US$340,000 Ex-gratia settlement payment of 24 months R10,500,000/12 x 24 = R21,000,000 US$340,000/12 x 24 = US$680,000 Untaken Leave as per policy and executive contract R865,745 STI payment for 2022. The bonus payment on 28 February 2023 is based on the Group performance outcome of 101% and his individual performance outcome of 118% R10,500,000 x [(101% x 65%) + (118% x 35%)] x 65% = R7,299,400 US$340,000 x [(101% x 65%) + (118% x 35%)] x 65% = US$236,400 Long-term incentive 2021 pro rata based on the number of months in service 110,068 x vesting performance outcome as at 28 February 2024/36 x 33 (includes notice period) Long-term incentive 2022 pro rata based on the number of months in service 129,738 x vesting performance outcome as at 28 February 2025/36 x 22 (includes notice period)

AFR 50 Gold Fields Annual Financial Report including Governance Report 2022 Remuneration Report continued CHIEF EXECUTIVE OFFICER’S 2022 BALANCED SCORECARD Weight Objective Target Results Overall rating 3.3 FINANCIAL 15% Improve cash-flow to improve TSR, reduce risk and create financial flexibility Target &#9;● Contain cash outflow to no more than US$133m at US$1,600 per oz Stretch target &#9;● Generate cash of at least US$171m at US$1,800 per oz Achieved stretch target &#9;● Stretch cash-flow of US$200.5m at US$1,800/oz is well above the target of US$171m inflow 4.0 INTERNAL BUSINESS PROCESSES 20% Improve ESG management 1 Host communities Target &#9;● 28% host community procurement &#9;● 51% host community workforce employment Stretch target &#9;● 30% host community procurement &#9;● 53% host community workforce employment Achieved stretch target &#9;● Host community procurement at 30% meets stretch &#9;● Host community employment at 53% meets stretch performance 3.5 2 Decarbonisation – emissions Target &#9;● Emissions avoided 105kt CO2e Stretch target &#9;● Emissions avoided 193kt CO2e Achieved stretch target &#9;● 250kt CO2e Group emissions avoided from initiatives 3 2030 water target Target &#9;● 75% water recycled/reused &#9;● 37% reduction in freshwater use from a 2018 baseline &#9;● Group Water Strategy Framework and regional baseline assessment completed for the 2030 strategy Stretch target &#9;● 77% water recycled/reused &#9;● 39% reduction in freshwater use from a 2018 baseline &#9;● Group Water Strategy Framework and regional baseline assessment completed for the 2030 strategy &#9;● Regional-level gap assessments completed by all regions, and 2030 Water Strategy for two regions completed Achieved between target and stretch &#9;● Initiated the development of a Group 2030 Integrated Water Stewardship Strategy &#9;● Group Water Strategy Framework developed to inform the 2030 Regional Water Strategies &#9;● Draft regional strategies and three-year tactical plans have been completed &#9;● Regional baselines against the new ICMM Water Stewardship Maturity Framework are planned for 2023 10% Implement an asset priority system Target &#9;● 90% of progress against asset optimisation project plan Stretch target &#9;● 95% of progress against asset optimisation project plan Achieved target &#9;● 90% of progress at year-end to meet target 3.0

AFR 51 GOVERNANCE REPORT Weight Objective Target Results Overall rating 3.3 INTERNAL BUSINESS PROCESSES CONTINUED 10% Drive the culture, innovation, high performance and inclusivity Target &#9;● Define the culture formula for Gold Fields by December 2022 Stretch target &#9;● Define the culture formula for Gold Fields and assess the gap between the desired culture and the current ExCo and regional ExCo culture, and develop a two-year roadmap Achieved between threshold and target &#9;● Gap assessment completed. &#9;● The to-be culture statement, attributes and focus areas have been finalised &#9;● Implementation required 2.5 10% Fit-for-purpose operating model Target &#9;● 100% implementation of operating model Stretch target &#9;● 100% implementation of the operating model with: ― The RACIs in place, and ― Updates to authorisations framework completed Achieved target &#9;● The design principles of the operating model have been accepted and implemented 3.0 10% Grow the value and quality of the portfolio Target &#9;● One new asset added and meet hurdle rates &#9;● Advancing the progress in Peru, Chile, Damang and Asanko Stretch target &#9;● Two new assets added and meet hurdle rates &#9;● Material progress and clarity on the future of Peru, Chile, Damang and Asanko Achieved between target and stretch &#9;● Material growth on primary transaction together with alternatives &#9;● Two additional deals on track for delivery 3.5 15% Improve strategic execution Target &#9;● 80% committed modernisation (I&T) projects achieved Stretch target &#9;● 90% committed modernisation (I&T) projects achieved Achieved between target and stretch &#9;● Great set up of the SMU, with more than 90% of the deliverables delivered as per the stretch targets. All milestones have a 95% execution rate which is in excess of Stretch 4 10% Driving the process behind ‘Living the Gold Fields Values’ Target &#9;● 3.0 average on values 360° assessment Stretch target &#9;● 4.0 or above average rating on values 360° assessment Achieved below threshold &#9;● 360° assessment not initiated 1.5

AFR 52 Gold Fields Annual Financial Report including Governance Report 2022 Remuneration Report continued CHIEF FINANCIAL OFFICER’S 2022 BALANCED SCORECARD Weight Objective Target Results Overall rating 3.6 FINANCIAL 10% Reduce refinancing debt Target &#9;● Execute a five-year R1.5bn RCF at a market-related spread with reference to our credit rating and sector Stretch target &#9;● Issue at better than market-related pricing with reference to our credit rating and sector Achieved between target and stretch &#9;● Preparations initiated for all three South African facilities to be refinanced 3.5 10% Refinancing and market pricing Target &#9;● Refinance the US$600m RCF Stretch target &#9;● Obtain refinancing at better-than- market rates Achieved between target and stretch &#9;● The refinancing of the US$600m RCF is well underway 3.5 20% Improve cash flow to improve TSR Target &#9;● Contain cash outflow to no more than US$133m at US$1,600/oz SSt Stretch target &#9;● Generate cash of at least US$171m at US$1,800/oz Achieved above stretch target &#9;● Cash-flow of US$200.5m at US$1,800/oz is well above the target of US$171m 4.5 10% Investment grade rating from S&P Target &#9;● Receive upgrade from S&P Stretch target &#9;● Receive upgrade from S&P Achieved above stretch target &#9;● Achieved Investment-grade rating from S&P in 2022, resulting in lower commitment fees on the two RCFs 4.5 10% Drive compliance to plan and overall capital discipline operations centre Target &#9;● AFEs completed in line with standards Stretch &#9;● Optimisation review reduces capital expenditure by 10% Target met &#9;● The robustness of the AFE system has improved 3.0 10% Improve operational efficiency through asset optimisation Target &#9;● All AFEs over US$7m to comply with revised standards Stretch &#9;● 90% compliance to AFE programme Target met &#9;● Foundational work established to enable greater efficiencies going forward 3.0

AFR 53 GOVERNANCE REPORT Weight Objective Target Results Overall rating 3.6 ORGANISATIONAL CAPACITY 10% Improve people capacity in finance Target &#9;● All D-band employees assessed Stretch target &#9;● All D-band employees assessed with development plans in place Target met &#9;● D-band employees were presented at the talent review following assessment 3.0 10% Implement the operating model Target &#9;● Implement operational model for Finance Department Stretch target &#9;● Improve health of discipline in the function Achieved between target and stretch &#9;● Solid progress made in the finance discipline, with minimal changes required 3.5 10% Live the Gold Fields values Target &#9;● Average rating of 3.0 on values 360° assessment Stretch target &#9;● Average rating of 4.0 or above on values 360° assessment Target met &#9;● Evidence as per the values 360° scorecard 3.0 In line with their BSC performance, RemCo awarded the previous CEO and CFO bonuses equal to 69.52% and 67.95% of their annual GRP, respectively. The following graph shows the historical performance outcomes for the former CEO’s over a five-year period, through the percentage of GRP paid as bonus. Bonus multiple of GRP % 69.575.874.972.3 50.7 140 120 100 80 60 40 20 0 2018 2019 2020 2021 2022

AFR 54 Gold Fields Annual Financial Report including Governance Report 2022 LONG-TERM INCENTIVES The Group currently has the following LTIP in place: &#9;● Equity-settled Share Plan awards for Executives governed by Gold Fields’ Share Plan (amended), details of which are provided in notes to the Annual Financial Statements (AFS) &#9;● The cash-settled plans for all other eligible LTIP participants in the regions and corporate offices In addition, the MSR Policy applies to shares held by Executives. Performance share awards Performance conditions Awards made in 2022 terms of the Share Plan were subject to the following performance conditions: Absolute and relative total shareholder returns This has a 50% weighting broken down as below and measured over the three-year measurement period. Absolute total shareholder returns – 25% of the initial award value will vest on the following basis: Target TSR performance TSR factor Below target 0% N/A Target Average US Dollar cost of equity as measured over a three-year period and independently assessed 100% Stretch Target +6% per annum 200% Above stretch Remain capped at 200% 200% Relative total shareholder return – 25% of the initial award value will vest on the following basis: Target TSR performance TSR factor Below target 0% N/A Target Median of the peer group1 100% Stretch Upper quartile of the peer group 200% Above stretch Remain capped at 200% 200% 1 For the 2022 awards, the peer group consisted of AngloGold Ashanti, Barrick, Eldorado Gold, Yamana, Arnico Eagle, Kinross, Newmont, Northern Star and Endeavor Remuneration Report continued

AFR 55 GOVERNANCE REPORT All-In cost All-in cost is measured over the performance period based on the average of the forecasted mine plan in 2022 and the actual operational mine plans for 2023 and 2024: AIC – 25% of the initial award value will vest on the following basis: Target AIC performance AIC factor Threshold Achieve AIC of US$1,449/oz over the three-year performance period. The average AIC for the forecasted mine plan in year 1 and the approved operational plan in year 2 and 3. 0% Target Achieve AIC of US$1,349/oz over the three-year performance period. The average AIC for the forecasted mine plan in year 1 and the approved operational plan in year 2 and 3. 100% Stretch Achieve AIC of US$1,249/oz over the three-year performance period. The average AIC for the forecasted mine plan in year 1 and the approved operational plan in year 2 and 3. 200% ESG ESG metrics are measured as part of the Gold Fields ESG strategy and considers reduced carbon emissions and diversity and inclusion conditions. Decarbonisation – 12.5% of the initial award value will vest on the following basis: Target Decarbonisation performance Decarbonisation factor Threshold Achieve a total reduced carbon emission of 346ktCO2e by 2024, as part of the 2030 abatement plan. 0% Target Achieve a total reduced carbon emission of 407ktCO2e by 2024, as part of the 2030 abatement plan. 100% Stretch Achieve a total reduced carbon emission of 468ktCO2e by 2024, as part of the 2030 abatement plan. 200% Diversity and inclusion – gender representation – 12.5% of the initial award value will vest on the following basis: Target Diversity and inclusion performance Diversity and inclusion factor Threshold Achieve a female representation of the total headcount of 23% by 2024. 0% Target Achieve a female representation of the total headcount of 24% by 2024. 100% Stretch Achieve a female representation of the total headcount of 25% by 2024. 200%

AFR 56 Gold Fields Annual Financial Report including Governance Report 2022 Remuneration Report continued In terms of the provisions of the Share Plan, eligible employees are awarded performance shares on 1 March of each year, which vests in mid-February three years later, subject to closed periods. The vesting potential of these unvested awards since 2020 is illustrated in the tables that follow: 2020 performance share award Performance period: 1 January 2020 to 31 December 2022 Vesting date: 15 February 2023 Executive Title Number of shares awarded US$m value on award date Pro-rated number of shares that will vest1 Estimated US$m fair value at 31 December 20222 M Preece Interim CEO 69,130 0.44 69,130 1.20 PA Schmidt CFO 182,429 1.17 182,429 3.16 NA Chohan EVP: Sustainable Development 72,478 0.46 72,478 1.25 R Bardien EVP: People and Organisational Effectiveness 63,597 0.41 63,597 1.10 A Nagaser EVP: Investor Relations and Group Affairs 53,222 0.34 53,222 0.92 TL Leishman EVP: Group Head of Legal and Compliance 72,926 0.47 72,926 1.26 BJ Mattison EVP: Strategy, Planning and Group Development 89,250 0.57 89,250 1.54 S Mathews EVP: Australasia 90,471 0.58 90,471 1.57 L Riviera EVP: Americas 102,253 0.65 102,253 1.77 NJ Holland3 Previous CEO 282,734 1.81 149,221 2.58 R Butcher4 Previous EVP: Technical — — — — A Baku5 Previous EVP: West Africa 106,176 0.68 82,581 1.43 1,184,666 7.58 1,027,558 17.78 1 Number of shares are pro-rated for time served where appropriate 2 The 2020 performance share award outcome as approved by the RemCo and the Board was 162.26% and the fair value reflected is based on a 20-day VWAP of US$10.67 as at 31 December 2022 3 Mr NJ Holland’s 2020 performance shares vested in accordance with the Gold Fields Share Plan and was pro-rated up to September 2021 (19 months of the 36-month performance period), the effective incentive end date as per his retirement agreement 4 Mr R Butcher’s 2020 performance share award has been forfeited due to his resignation on 30 September 2022 5 Mr A Baku’s 2020 performance shares vested in accordance with the Gold Fields Share Plan and was pro-rated up to 30 June 2022 (28 months of the 36 month performance period), as agreed in his mutual separation agreement 2021 performance share award Performance period: 1 January 2021 to 31 December 2023 Vesting date: 15 February 2024 Executive Title Number of shares awarded US$m value on award date Pro-rated number of shares that will vest1 Estimated US$m fair value at 31 December 20222 M Preece Interim CEO 89,436 0.76 89,436 0.84 PA Schmidt CFO 119,925 1.02 119,925 1.13 NA Chohan EVP: Sustainable Development 62,512 0.53 62,512 0.59 R Bardien EVP: People and Organisational Effectiveness 54,852 0.47 54,852 0.52 A Nagaser EVP: Investor Relations and Group Affairs 30,602 0.26 30,602 0.29 TL Leishman EVP: Group Head of Legal and Compliance 62,898 0.53 62,898 0.59 BJ Mattison EVP: Strategy, Planning and Group Development 78,230 0.66 78,230 0.74 S Mathews EVP: Australasia 87,603 0.74 87,603 0.83 L Rivera EVP: Americas 91,606 0.78 91,606 0.86 CI Griffith3 Previous CEO 110,068 0.93 100,896 0.95 NJ Holland4 Previous CEO 250,680 2.13 48,743 0.46 R Butcher5 Previous EVP: Technical — — — — A Baku6 Previous EVP: West Africa 142,682 1.21 63,414 0.60 1,181,094 10.03 890,717 8.41 1 Number of shares are pro-rated for time served where appropriate 2 The 2021 performance share award reflects a potential vesting outcome of 88.5% with a fair value based on a 20-day VWAP of US$10.67 as at 31 December 2022 3 Mr CI Griffith’s 2021 performance shares will vest in accordance with the Gold Fields Share Plan and to be pro-rated up to December 2023 (33 months of the 36-month performance period), the effective incentive end date as per his mutual separation agreement 4 Mr NJ Holland’s 2021 performance shares will vest in accordance with the Gold Fields Share Plan and was pro-rated up to September 2021 (seven months of the 36-month performance period), the effective incentive end date as per his retirement agreement 5 Mr R Butcher’s 2021 performance share award has been forfeited due to his resignation on 30 September 2022 6 Mr A Baku’s 2021 performance shares will vest in accordance with the Gold Fields Share Plan and was pro-rated up to 30 June 2022 (16 months of the 36-month performance period), as agreed in his mutual separation agreement

AFR 57 GOVERNANCE REPORT 2022 performance share award Performance period: 1 January 2022 to 31 December 2024 Vesting date: 15 February 2025 Executive Title Number of shares awarded US$m value on award date Pro-rated number of shares that will vest1 Estimated US$m fair value at 31 December 20222 M Preece Interim CEO 57,390 0.73 57,390 0.52 PA Schmidt CFO 75,565 0.96 75,565 0.68 NA Chohan EVP: Sustainable Development 45,357 0.58 45,357 0.41 R Bardien EVP: People and Organisational Effectiveness 35,198 0.45 35,198 0.32 A Nagaser EVP: Investor Relations and Group Affairs 29,456 0.38 29,456 0.27 TL Leishman EVP: Group Head of Legal and Compliance 40,361 0.52 40,361 0.36 BJ Mattison EVP: Strategy, Planning and Group Development 49,295 0.63 49,295 0.45 S Mathews EVP: Australasia 52,549 0.67 52,549 0.48 L Rivera EVP: Americas 56,698 0.72 56,698 0.51 J Mortoti3 EVP: West Africa 7,390 0.09 7,390 0.07 CI Griffith4 Previous CEO 129,738 1.66 79,284 0.72 R Butcher5 Previous EVP: Technical — — — — 578,997 7.39 528,543 4.78 1 Number of shares are pro-rated for time served where appropriate 2 The 2022 performance share award reflects a potential vesting outcome of 84.75% with a fair value based on a 20-day VWAP of US$10.67 as at 31 December 2022 3 Mr J Mortoti was appointed as EVP: West Africa on 1 July 2022 and his shares awarded are reflective of his previous role at the effective date of award on 1 March 2022 4 Mr CI Griffith’s 2022 performance shares will vest in accordance with the Gold Fields Share Plan and to be pro-rated up to December 2023 (22 months of the 36-month performance period), the effective incentive end date as per his mutual separation agreement 5 Mr R Butcher’s 2022 performance share award has been forfeited due to his resignation on 30 September 2022 Cash-settled long-term incentive plan The Group executives do not participate in the cash-settled LTIP. The 2018 cash-settled LTIP is a three-year performance plan intended to provide alignment between employees’ performance and Group strategy. Each performance cycle starts on 1 January of the first year and ends on 31 December of the third year. Participants include employees from level DL to EU, on a 100% participation level, and Regional Executive Committee members (RexCo) participate 70% in the cash plan and 30% in the Share Plan. Minimum shareholding requirement Executives are encouraged to hold shares in Gold Fields in accordance with the MSR Policy. The MSR achievement in the table below is for the period up to 31 December 2022. During 2018, the Company entered a self-imposed special closed period for executive management to, inter alia, trade in shares, which slowed down the rate of achievement of the MSR Policy targets for some individuals. Furthermore, this closed period resulted in an extension in the MSR holding target date by an equivalent period of one year unless the executive reached their target level prior to the end of the holding period inclusive of the additional year. Executives may elect to defer certain cash or equity awards to increase their MSR holdings. Any contribution purchased using post-tax income is grossed up for taxes at the top prevailing marginal rate of individual tax when determining the contribution. Refer to the share ownership table on p23 for full share ownership details. The number of shares subject to tax gross-up for the executives are presented in the following table: Name and title Holdings (number of restricted and tax grossed personal shares)1 MSR achievement Holding period end date M Preece, Interim CEO5 480,969 793% 14 May 2023 PA Schmidt, CFO 390,667 361% 17 May 2021 NA Chohan EVP: Sustainable Development 586,309 1,761% 17 May 2022 R Bardien EVP: People and Organisational Effectiveness 39,471 108% 31 January 2024 A Nagaser EVP: Investor Relations & Group Affairs 266,636 981% 17 May 2022 TL Leishman EVP: Group Head of Legal & Compliance2 178 0,4% 17 May 2022 BJ Mattison EVP: Strategy, Planning & Group Development2 7,613 16% 17 May 2022 S Mathews EVP: Australasia 20,909 46% 31 January 2023 L Rivera EVP: Americas 106,664 186% 31 October 2022 CI Griffith, Previous CEO3 38,727 18% 31 March 2026 R Butcher EVP: Technical4 — 0% 17 May 2022 1 Shares committed by 31 December 2022 are included for indicative purposes. Personal shares grossed up for tax in line with MSR policy 2 The MSR holding for Ms Leishman and Mr Mattison during the 2022 year prior to their resignation was 268% and 182% respectively. Ms Leishman and Mr Mattison were given permission to sell their shares, post their 6 October 2022 resignation 3 Mr Griffith’s share requirement is reflected until 31 December 2022 4 Mr Butcher’s MSR holding is reflected as zero due to his resignation on 30 September 2022 5 Mr Preece MSR holding exceeds the CEO 300% of GRP requirement, even though it is not a requirement for him as Interim CEO

AFR 58 Gold Fields Annual Financial Report including Governance Report 2022 Remuneration Report continued Executive directors’ and prescribed officers’ remuneration In line with King IV remuneration reporting guidelines, remuneration related to performance for the 2022 measurement period is disclosed in the following single total figure remuneration table. This includes the value for the 2020 LTIP that vested in accordance with the performance period ended on 31 December 2022. The actual remuneration that will be settled during 2022 may vary depending on exchange rate and continued employment. The remuneration cash-flow statement may be found in the table named unvested award and cash flow on settlement on p60 – 65, note 40 to the AFS and other sections in this Remuneration Report. Mr CI Griffith &#9;● Mr Griffith had a contract in South African Rand and US Dollar. The 2022 US Dollar contract amount included in the table on the next page for Mr Griffith is US$340,000. Mr Griffith exited the organisation on 31 December 2022. Mr M Preece &#9;● Mr M Preece has been appointed as interim CEO from 1 January 2023. He does not receive any Dollar-based payments. &#9;● Unless otherwise stated in this report, no amendments to the terms and conditions of Mr Preece’s employment contract in place prior to his appointment as Interim CEO have been made. Any changes to remuneration or conditions of service applicable for Mr Preece’s appointment as Interim CEO will be effective as of 1 January 2023. Mr PA Schmidt &#9;● Mr Schmidt has contracts in both South African Rand and US Dollar. The 2022 US Dollar contract amounts included in the table on the next page amount to US$136,000. Executive remuneration paid during the year is based on actual earnings within the remuneration cycle. Increases are applied in March each year therefore guaranteed remuneration for the full year is determined based on the pre-increased salary and the salary post the application of inflationary increase. Dual contract executives are paid a portion of the remuneration in local currency and a portion in US Dollars. The below table reflects how guaranteed remuneration paid in non-US$ denominated salaries are converted to the reported US$ salaries. Executive Currency Salary 2021 – Local Remuneration Exchange Rate US$:Currency1 2021 US$ Remuneration Salary 2022 – Local Remuneration Exchange Rate US$:Currency1 US$ Remuneration CI Griffith ZAR 9,715,000 14.79 656,863 10,500,000 16.37 641,417 USD 326,000 1.00 326,000 340,000 1.00 340,000 982,863 981,417 P Schmidt ZAR 8,316,800 14.79 562,326 8,707,700 16.37 531,930 USD 131,800 1.00 131,800 136,000 1.00 136,000 694,126 667,930 B Mattison ZAR 5,920,000 14.79 400,270 6,198,200 16.37 378,632 USD 93,700 1.00 93,700 96,700 1.00 96,700 493,970 475,332 M Preece ZAR 8,509,200 14.79 575,335 8,909,100 16.37 544,233 N Chohan ZAR 5,947,600 14.79 402,137 6,227,100 16.37 380,397 R Bardien ZAR 5,218,800 14.79 352,860 5,464,100 16.37 333,787 T Leishman ZAR 5,984,300 14.79 404,618 6,265,600 16.37 382,749 A Nagaser ZAR 4,367,400 14.79 295,294 4,572,700 16.37 279,334 S Mathews AUD 719,600 1.47 489,524 736,900 1.44 511,736 R Butcher2 AUD 700,000 1.47 476,190 716,800 1.44 497,778 1 Exchange rates reflected are the 12 month average exchange rates ended 31 December 2021 and 31 December 2022 2 R Butcher remuneration reflected has been prorated according to his resignation date of 30 September 2022

AFR 59 GOVERNANCE REPORT Remuneration for Executive Directors and Prescribed Officers – all figures US$’000 Name Year Salary1,2 Pension fund3 Guaranteed Remuneration Package GRP4 Cash incentives5 LTI plan reflected6 Matching shares reflected7 Other8 Single total figure of remuneration Executive Directors PA Schmidt 2022 617.1 46.2 663.3 453.9 3,157.2 6.5 3.0 4,283.9 2021 641.9 48.9 690.9 470.3 4,148.9 — 2.5 5,312.5 Executive Vice Presidents M Preece9 2022 515.0 25.2 540.2 410.4 1,196.4 309.7 1.4 2,458 2021 545.6 26.7 572.3 333.1 1,049.6 — — 1,955 N Chohan 2022 347.3 30.2 377.6 232.5 1,254.4 118.3 0.9 1,983.7 2021 368.0 32.0 400.0 263.7 2,200.8 — — 2,864.5 R Bardien 2022 305.4 25.8 331.3 211.8 1,100.6 — — 1,643.7 2021 323.6 27.4 351.0 219.2 1,203.5 47.6 — 1,821.2 B Mattison 2022 447.9 24.1 472.0 318.0 1,544.6 195.9 5.3 2,535.8 2021 466.2 25.5 491.6 306.8 2,706.1 — 1.7 3,506.3 T Leishman 2022 354.8 25.1 379.9 251.7 1,262.1 229.0 1.1 2,123.7 2021 375.9 26.6 402.5 251.3 2,214.4 — 1.5 2,869.6 A Nagaser 2022 251.2 26.1 277.2 174.0 921.1 80.2 10.9 1,463.4 2021 266.1 27.6 293.7 183.4 1,007.2 — — 1,484.3 S Mathews 2022 562.3 18.4 580.7 264.5 1,565.7 — 2.3 2,413.3 2021 564.7 40.2 604.9 337.0 1,908.0 70.9 27.3 2,948.2 J Mortoti10 2022 378.1 58.9 437.0 324.2 — — 69.9 831.1 2021 — — — — — — — — L Rivera11 2022 853.0 362.8 1,215.9 — 1,769.7 — — 2,985.5 2021 812.8 335.7 1,148.6 — 3,081.7 274.1 451.0 4,955.3 Previous Executive Directors N Holland12 2022 — — — — 2,582.5 — — 2,582.5 2021 318.5 6.1 324.6 741.1 2,458.5 — 757.3 4,281.6 C Griffith13 2022 943.3 22.7 965.9 682.3 — — 2,998.8 4,647 2021 719.5 17.7 737.3 748.2 — — — 1,485.5 Previous Executive Vice Presidents R Butcher14 2022 396.9 14.3 411.2 235.7 — 159.6 163.9 970.3 2021 429.3 36.9 466.2 261.2 1,416.8 10.7 — 2,154.9 A Baku15 2022 — — — — 1,429.2 — — 1,429.2 2021 874.1 201.1 1,075.2 530.4 4,799.8 — 3,533.4 9,938.8 Exchange rates used: US$1 = R16.37 (FY2022) and US$1 = R14.79 (FY2021) 1 Salary is the aggregate of monthly income, annualised cash based allowances applicable in each respective region 2 Mr Griffith, Mr Schmidt and Mr Mattison have contracts in South African Rand and US Dollar. The 2022 US Dollar reported amounts as reflected in the 2022 disclosure are: Mr Griffith US$336,501, Mr Schmidt US$135,300 and Mr Mattison US$96,200. The approved increase amounts for 2022, effective 1 March 2022 are: Mr Griffith US$340,000, Mr Schmidt US$136,000, and Mr Mattison US$96,700. The 2021 US Dollar amounts included in the 2022 reporting were: Mr Griffith US$244,500, Mr Schmidt US$131,500, and Mr Mattison US$93,500 3 Pension fund contributions are elected as part of the GRP as per in-country pension scheme rules and not provided over and above the GRP 4 The Guaranteed Remuneration Package is the total guaranteed remuneration payable to Executives which includes all guaranteed elements of remuneration 5 The cash incentive reflected is for the performance period of 1 January 2022 – 31 December 2022, which was paid in February/March 2023 6 The LTI values of the 2020 performance shares for the performance period ending 31 December 2022, is reflected in the 2022 figures. The value of the 2019 performance shares for the performance period ending 31 December 2021 is reflected in the 2021 figures. The value of the 2020 performance shares is reflected on a 20-day volume-weighted average price of US$10.67. The value of the 2019 performance shares is reflected on a 20-day volume-weighted average price of US$10.43 7 Matching shares were awarded to executives in line with the Minimum Shareholding Requirement Policy, which stipulates that matching shares will be awarded to executives on a 3 to 1 basis, once the holding period has lapsed (five years). The value of the matching shares is reflected on a 20-day volume-weighted average price of US$10.67 8 Other payments are reflective of sundry reimbursements, leave encashment, long service awards, travel and cell phone claims and any termination payments where applicable 9 Mr Preece was EVP for the South Africa Region until 31 December 2022 and took over as interim CEO on 1 January 2023. For Mr Preece going forward, the STI on-target bonus percentage remains at 55% of GRP and his LTIP on-target remains at 88% of GRP, in line with the EVP designation. The measurement of the 65% weighted Company performance for STIP will be based on Group performance instead of a split performance weighting between South Deep (45%) and Group (20%). This is in line with Corporate EVPs. The guaranteed remuneration remains in Rand as opposed to a split between US Dollar/Rand as is applicable for permanently appointed Executive Directors 10 J Mortoti was appointed as EVP: West Africa on 1 July 2022 11 Mr Rivera does not receive a Group cash incentive and received the Peru Utilidades profit share payment, which is the greater of the cash incentive and the legislated Utilidades amount. Mr Rivera's reflected salary comprised his base salary of US$551,432.20 and in-country legislative payments and allowances of US$301,601.87 12 Mr Holland received the performance share vesting for 2019 as per the rules of the Gold Fields 2012 share plan and according to the RemCo and Board approved vesting outcome 13 Mr Griffith stepped down as CEO and exited the Company with effect from 31 December 2022; other payments include termination payments in line with his separation agreement. His termination payments are reflected under “Other” which includes his notice pay, ex-gratia payment and leave encashment 14 Mr Butcher resigned effective 30 September 2022. His cash incentive payment for the 2022 performance period was negotiated and approved by the RemCo and Board 15 Mr Baku received the performance share vesting for 2019 as per the rules of the Gold Fields 2012 share plan and according to the RemCo and Board approved vesting outcome

AFR 60 Gold Fields Annual Financial Report including Governance Report 2022 Remuneration Report continued Unvested award and cash-flow on settlement Executive Opening number of awards on 1 January 2021 Granted/ enhanced vesting during 2021 Forfeited/ lapsed during 2021 Vested during 2021 Closing number on 31 December 2021 Cash value on settlement during 2021 US$ Closing estimated fair value at 31 Dec 2021 US$ Granted/ enhanced vesting during 2022 Fair value at grant date US$ Forfeited/ lapsed during 2022 Vested during 2022 Closing number on 31 Dec 2022 Cash value on settlement during 2022 US$ Number of shares to vest Closing estimated fair value at 31 Dec 2022 US$ CI Griffith 2021 Performance Shares PS14 — 110,068 — — 110,068 — 1,090,264 — — 9,172 — 100,896 — 100,896 952,396 2022 Performance Shares PS15 — — — — — — — 129,738 1,656,472 50,454 — 79,284 — 79,284 716,686 TOTAL — 1,090,264 — 1,669,081 NJ Holland 2018 Performance Shares PS11 380,207 380,207 — 760,414 — 6,456,725 — — — — — — — — — 2019 Performance Shares PS12 163,966 — 22,773 — 141,193 — 2,458,536 94,599 — — 235,792 — 2,609,318 — — 2020 Performance Shares PS13 282,734 — 133,513 — 149,221 — 2,831,706 — — — — 149,221 — 149,221 2,582,516 2021 Performance Shares PS14 — 250,680 201,937 — 48,743 — 482,817 — — — — 48,743 — 48,743 460,105 2022 Performance Shares PS15 — — — — — — — — — — — — — — — TOTAL 6,456,725 5,773,059 2,609,318 3,042,621 PA Schmidt 2018 Performance Shares PS11 278,594 278,594 — 557,188 — 4,731,119 — — — — — — — — — 2018 MSR Matching Shares 24,285 — 606 23,679 — 210,653 — — — — — — — — — 2019 Performance Shares PS12 238,268 — — — 238,268 — 4,148,863 159,640 — — 397,908 — 4,403,324 — — 2020 Performance Shares PS13 182,429 — — — 182,429 — 3,461,881 — — — — 182,429 — 182,429 3,157,235 2021 Performance Shares PS14 — 119,925 — — 119,925 — 1,187,901 — — — — 119,925 — 119,925 1,132,021 2022 Performance Shares PS15 — — — — — — — 75,565 964,800 — — 75,565 — 75,565 683,065 2022 MSR Matching Shares — — — — — — — 607 7,750 — 607 — 7,062 — — TOTAL 4,941,772 8,798,645 4,410,387 4,972,321 L Rivera 2018 Performance Shares PS11 196,218 196,218 — 392,436 — 3,332,200 — — — — — — — — — 2019 Performance Shares PS12 176,981 — — — 176,981 — 3,081,697 118,577 — — 295,558 — 3,270,700 — — 2020 Performance Shares PS13 102,253 — — — 102,253 — 1,940,414 — — — — 102,253 — 102,253 1,769,657 2021 Performance Shares PS14 — 91,606 — — 91,606 — 907,391 — — — — 91,606 — 91,606 864,707 2021 MSR Matching Shares — 27,935 — — 27,935 — 291,270 — — — — 27,935 — 27,935 297,955 2022 Performance Shares PS15 — — — — — — — 56,698 723,910 — — 56,698 — 56,698 512,518 TOTAL 3,332,200 6,220,772 3,270,700 3,444,836 A Baku 2018 Performance Shares PS11 305,617 305,617 — 611,234 — 5,190,028 — — — — — — — — — 2018 MSR Matching Shares 4,489 — — — 4,489 — 46,805 — — 538 3,951 — 35,160 — — 2019 Performance Shares PS12 275,653 — — — 275,653 — 4,799,832 184,688 — — 460,341 — 5,094,220 — — 2020 Performance Shares PS13 106,176 — 23,595 — 82,581 — 1,567,106 — — — — 82,581 — 82,581 1,429,201 2021 Performance Shares PS14 — 142,682 79,268 — 63,414 — 628,139 — — — — 63,414 — 63,414 598,591 2022 Performance Shares PS15 — — — — — — — — — — — — — — — TOTAL 5,190,028 7,041,883 5,129,380 2,027,791 NA Chohan 2018 Performance Shares PS11 149,513 149,513 — 299,026 — 2,539,049 — — — — — — — — — 2018 MSR Matching Shares 10,770 — 5,296 5,474 — 60,143 — — — — — — — — — 2019 Performance Shares PS12 126,392 — — — 126,392 — 2,200,812 84,683 — — 211,075 — 2,335,795 — — 2019 MSR Matching Shares 4,000 — — 4,000 — 43,948 — — — — — — — — — 2020 MSR Matching Shares 2,878 — — 2,878 — 31,620 — — — — — — — — — 2020 Performance Shares PS13 72,478 — — — 72,478 — 1,375,386 — — — — 72,478 — 72,478 1,254,351 2021 Performance Shares PS14 — 62,512 — — 62,512 — 619,204 — — — — 62,512 — 62,512 590,076 2022 Performance Shares PS15 — — — — — — — 45,357 579,110 — — 45,357 — 45,357 410,002 2022 MSR Matching Shares — — — — — — — 11,092 141,621 — 11,092 — 129,051 — — TOTAL 2,674,760 4,195,402 2,464,846 2,254,430

AFR 61 GOVERNANCE REPORT Unvested award and cash-flow on settlement Executive Opening number of awards on 1 January 2021 Granted/ enhanced vesting during 2021 Forfeited/ lapsed during 2021 Vested during 2021 Closing number on 31 December 2021 Cash value on settlement during 2021 US$ Closing estimated fair value at 31 Dec 2021 US$ Granted/ enhanced vesting during 2022 Fair value at grant date US$ Forfeited/ lapsed during 2022 Vested during 2022 Closing number on 31 Dec 2022 Cash value on settlement during 2022 US$ Number of shares to vest Closing estimated fair value at 31 Dec 2022 US$ CI Griffith 2021 Performance Shares PS14 — 110,068 — — 110,068 — 1,090,264 — — 9,172 — 100,896 — 100,896 952,396 2022 Performance Shares PS15 — — — — — — — 129,738 1,656,472 50,454 — 79,284 — 79,284 716,686 TOTAL — 1,090,264 — 1,669,081 NJ Holland 2018 Performance Shares PS11 380,207 380,207 — 760,414 — 6,456,725 — — — — — — — — — 2019 Performance Shares PS12 163,966 — 22,773 — 141,193 — 2,458,536 94,599 — — 235,792 — 2,609,318 — — 2020 Performance Shares PS13 282,734 — 133,513 — 149,221 — 2,831,706 — — — — 149,221 — 149,221 2,582,516 2021 Performance Shares PS14 — 250,680 201,937 — 48,743 — 482,817 — — — — 48,743 — 48,743 460,105 2022 Performance Shares PS15 — — — — — — — — — — — — — — — TOTAL 6,456,725 5,773,059 2,609,318 3,042,621 PA Schmidt 2018 Performance Shares PS11 278,594 278,594 — 557,188 — 4,731,119 — — — — — — — — — 2018 MSR Matching Shares 24,285 — 606 23,679 — 210,653 — — — — — — — — — 2019 Performance Shares PS12 238,268 — — — 238,268 — 4,148,863 159,640 — — 397,908 — 4,403,324 — — 2020 Performance Shares PS13 182,429 — — — 182,429 — 3,461,881 — — — — 182,429 — 182,429 3,157,235 2021 Performance Shares PS14 — 119,925 — — 119,925 — 1,187,901 — — — — 119,925 — 119,925 1,132,021 2022 Performance Shares PS15 — — — — — — — 75,565 964,800 — — 75,565 — 75,565 683,065 2022 MSR Matching Shares — — — — — — — 607 7,750 — 607 — 7,062 — — TOTAL 4,941,772 8,798,645 4,410,387 4,972,321 L Rivera 2018 Performance Shares PS11 196,218 196,218 — 392,436 — 3,332,200 — — — — — — — — — 2019 Performance Shares PS12 176,981 — — — 176,981 — 3,081,697 118,577 — — 295,558 — 3,270,700 — — 2020 Performance Shares PS13 102,253 — — — 102,253 — 1,940,414 — — — — 102,253 — 102,253 1,769,657 2021 Performance Shares PS14 — 91,606 — — 91,606 — 907,391 — — — — 91,606 — 91,606 864,707 2021 MSR Matching Shares — 27,935 — — 27,935 — 291,270 — — — — 27,935 — 27,935 297,955 2022 Performance Shares PS15 — — — — — — — 56,698 723,910 — — 56,698 — 56,698 512,518 TOTAL 3,332,200 6,220,772 3,270,700 3,444,836 A Baku 2018 Performance Shares PS11 305,617 305,617 — 611,234 — 5,190,028 — — — — — — — — — 2018 MSR Matching Shares 4,489 — — — 4,489 — 46,805 — — 538 3,951 — 35,160 — — 2019 Performance Shares PS12 275,653 — — — 275,653 — 4,799,832 184,688 — — 460,341 — 5,094,220 — — 2020 Performance Shares PS13 106,176 — 23,595 — 82,581 — 1,567,106 — — — — 82,581 — 82,581 1,429,201 2021 Performance Shares PS14 — 142,682 79,268 — 63,414 — 628,139 — — — — 63,414 — 63,414 598,591 2022 Performance Shares PS15 — — — — — — — — — — — — — — — TOTAL 5,190,028 7,041,883 5,129,380 2,027,791 NA Chohan 2018 Performance Shares PS11 149,513 149,513 — 299,026 — 2,539,049 — — — — — — — — — 2018 MSR Matching Shares 10,770 — 5,296 5,474 — 60,143 — — — — — — — — — 2019 Performance Shares PS12 126,392 — — — 126,392 — 2,200,812 84,683 — — 211,075 — 2,335,795 — — 2019 MSR Matching Shares 4,000 — — 4,000 — 43,948 — — — — — — — — — 2020 MSR Matching Shares 2,878 — — 2,878 — 31,620 — — — — — — — — — 2020 Performance Shares PS13 72,478 — — — 72,478 — 1,375,386 — — — — 72,478 — 72,478 1,254,351 2021 Performance Shares PS14 — 62,512 — — 62,512 — 619,204 — — — — 62,512 — 62,512 590,076 2022 Performance Shares PS15 — — — — — — — 45,357 579,110 — — 45,357 — 45,357 410,002 2022 MSR Matching Shares — — — — — — — 11,092 141,621 — 11,092 — 129,051 — — TOTAL 2,674,760 4,195,402 2,464,846 2,254,430

AFR 62 Gold Fields Annual Financial Report including Governance Report 2022 Executive Opening number of awards on 1 January 2021 Granted/ enhanced vesting during 2021 Forfeited/ lapsed during 2021 Vested during 2021 Closing number on 31 December 2021 Cash value on settlement during 2021 US$ Closing estimated fair value at 31 Dec 2021 US$ Granted/ enhanced vesting during 2022 Fair value at grant date US$ Forfeited/ lapsed during 2022 Vested during 2022 Closing number on 31 Dec 2022 Cash value on settlement during 2022 US$ Number of shares to vest Closing estimated fair value at 31 Dec 2022 US$ A Nagaser 2018 Performance Shares PS11 102,633 102,633 — 205,266 — 1,742,927 — — — — — — — — — 2018 MSR Matching Shares 3,722 — — 3,722 — 33,112 — — — — — — — — — 2019 Performance Shares PS12 57,841 — — — 57,841 — 1,007,162 38,753 — — 96,594 — 1,068,927 — — 2019 MSR Matching Shares 11,818 — 548 11,270 — 100,260 — — — — — — — — — 2020 MSR Matching Shares 3,200 — — 3,200 — 28,468 — — — — — — — — — 2020 Performance Shares PS13 53,222 — — — 53,222 — 1,009,972 — — — — 53,222 — 53,222 921,095 2021 Performance Shares PS14 — 30,602 — — 30,602 — 303,124 — — — — 30,602 — 30,602 288,865 2022 Performance Shares PS15 — — — — — — — 29,456 376,089 — — 29,456 — 29,456 266,266 2022 MSR Matching Shares — — — — — — — 7,517 95,976 — 7,517 — 87,457 — — TOTAL 1,904,766 2,320,258 1,156,384 1,476,225 TL Leishman 2018 Performance Shares PS11 150,434 150,434 — 300,868 — 2,554,690 — — — — — — — — — 2019 Performance Shares PS12 127,171 — — — 127,171 — 2,214,376 85,205 — — 212,376 — 2,350,193 — — 2019 MSR Matching Shares 3,333 — — 3,333 — 29,651 — — — — — — — — — 2020 MSR Matching Shares 13,333 — 454 12,879 — 114,574 — — — — — — — — — 2020 Performance Shares PS13 72,926 — — — 72,926 — 1,383,887 — — — — 72,926 — 72,926 1,262,105 2021 Performance Shares PS14 — 62,898 — — 62,898 — 623,028 — — — — 62,898 — 62,898 593,720 2022 Performance Shares PS15 — — — — — — — 40,361 515,322 — — 40,361 — 40,361 364,841 2022 MSR Matching Shares — — — — — — — 21,471 274,138 — 21,471 — 249,806 — — TOTAL 2,698,915 4,221,291 2,599,998 2,220,666 BJ Mattison 2018 Performance Shares PS11 242,291 242,291 — 484,582 — 4,114,617 — — — — — — — — — 2018 MSR Matching Shares 2,911 — — 2,911 — 25,897 — — — — — — — — — 2019 Performance Shares PS12 155,412 — — — 155,412 — 2,706,125 104,126 — — 259,538 — 2,872,096 — — 2019 MSR Matching Shares 5,499 — — 5,499 — 48,920 — — — — — — — — — 2020 MSR Matching Shares 6,666 — — 6,666 — 59,302 — — — — — — — — — 2020 Performance Shares PS13 89,250 — — — 89,250 — 1,693,661 — — — — 89,250 — 89,250 1,544,619 2021 Performance Shares PS14 — 78,230 — — 78,230 — 774,897 — — — — 78,230 — 78,230 738,445 2022 Performance Shares PS15 — — — — — — — 49,295 629,390 — — 49,295 — 49,295 445,599 2022 MSR Matching Shares — — — — — — — 18,363 234,455 — 18,363 — 213,646 — — TOTAL 4,248,736 5,174,683 3,085,742 2,728,663 M Preece 2018 Performance Shares PS11 75,153 75,153 — 150,306 — 1,276,258 — — — — — — — — — 2019 Performance Shares PS12 60,276 — — — 60,276 — 1,049,561 40,385 — — 100,661 — 1,113,933 — — 2020 MSR Matching Shares 27,442 — — — 27,442 — 286,130 — — — 27,442 — 319,276 — — 2020 Performance Shares PS13 69,130 — — — 69,130 — 1,311,852 — — — — 69,130 — 69,130 1,196,409 2021 Performance Shares PS14 — 89,436 — — 89,436 — 885,896 — — — — 89,436 — 89,436 844,223 2022 Performance Shares PS15 — — — — — — — 57,390 732,745 — — 57,390 — 57,390 518,773 2022 MSR Matching Shares — — — — — — — 29,034 370,701 — 29,034 — 337,798 — — TOTAL 1,276,258 3,533,439 1,771,007 2,559,405 Remuneration Report continued

AFR 63 GOVERNANCE REPORT Executive Opening number of awards on 1 January 2021 Granted/ enhanced vesting during 2021 Forfeited/ lapsed during 2021 Vested during 2021 Closing number on 31 December 2021 Cash value on settlement during 2021 US$ Closing estimated fair value at 31 Dec 2021 US$ Granted/ enhanced vesting during 2022 Fair value at grant date US$ Forfeited/ lapsed during 2022 Vested during 2022 Closing number on 31 Dec 2022 Cash value on settlement during 2022 US$ Number of shares to vest Closing estimated fair value at 31 Dec 2022 US$ A Nagaser 2018 Performance Shares PS11 102,633 102,633 — 205,266 — 1,742,927 — — — — — — — — — 2018 MSR Matching Shares 3,722 — — 3,722 — 33,112 — — — — — — — — — 2019 Performance Shares PS12 57,841 — — — 57,841 — 1,007,162 38,753 — — 96,594 — 1,068,927 — — 2019 MSR Matching Shares 11,818 — 548 11,270 — 100,260 — — — — — — — — — 2020 MSR Matching Shares 3,200 — — 3,200 — 28,468 — — — — — — — — — 2020 Performance Shares PS13 53,222 — — — 53,222 — 1,009,972 — — — — 53,222 — 53,222 921,095 2021 Performance Shares PS14 — 30,602 — — 30,602 — 303,124 — — — — 30,602 — 30,602 288,865 2022 Performance Shares PS15 — — — — — — — 29,456 376,089 — — 29,456 — 29,456 266,266 2022 MSR Matching Shares — — — — — — — 7,517 95,976 — 7,517 — 87,457 — — TOTAL 1,904,766 2,320,258 1,156,384 1,476,225 TL Leishman 2018 Performance Shares PS11 150,434 150,434 — 300,868 — 2,554,690 — — — — — — — — — 2019 Performance Shares PS12 127,171 — — — 127,171 — 2,214,376 85,205 — — 212,376 — 2,350,193 — — 2019 MSR Matching Shares 3,333 — — 3,333 — 29,651 — — — — — — — — — 2020 MSR Matching Shares 13,333 — 454 12,879 — 114,574 — — — — — — — — — 2020 Performance Shares PS13 72,926 — — — 72,926 — 1,383,887 — — — — 72,926 — 72,926 1,262,105 2021 Performance Shares PS14 — 62,898 — — 62,898 — 623,028 — — — — 62,898 — 62,898 593,720 2022 Performance Shares PS15 — — — — — — — 40,361 515,322 — — 40,361 — 40,361 364,841 2022 MSR Matching Shares — — — — — — — 21,471 274,138 — 21,471 — 249,806 — — TOTAL 2,698,915 4,221,291 2,599,998 2,220,666 BJ Mattison 2018 Performance Shares PS11 242,291 242,291 — 484,582 — 4,114,617 — — — — — — — — — 2018 MSR Matching Shares 2,911 — — 2,911 — 25,897 — — — — — — — — — 2019 Performance Shares PS12 155,412 — — — 155,412 — 2,706,125 104,126 — — 259,538 — 2,872,096 — — 2019 MSR Matching Shares 5,499 — — 5,499 — 48,920 — — — — — — — — — 2020 MSR Matching Shares 6,666 — — 6,666 — 59,302 — — — — — — — — — 2020 Performance Shares PS13 89,250 — — — 89,250 — 1,693,661 — — — — 89,250 — 89,250 1,544,619 2021 Performance Shares PS14 — 78,230 — — 78,230 — 774,897 — — — — 78,230 — 78,230 738,445 2022 Performance Shares PS15 — — — — — — — 49,295 629,390 — — 49,295 — 49,295 445,599 2022 MSR Matching Shares — — — — — — — 18,363 234,455 — 18,363 — 213,646 — — TOTAL 4,248,736 5,174,683 3,085,742 2,728,663 M Preece 2018 Performance Shares PS11 75,153 75,153 — 150,306 — 1,276,258 — — — — — — — — — 2019 Performance Shares PS12 60,276 — — — 60,276 — 1,049,561 40,385 — — 100,661 — 1,113,933 — — 2020 MSR Matching Shares 27,442 — — — 27,442 — 286,130 — — — 27,442 — 319,276 — — 2020 Performance Shares PS13 69,130 — — — 69,130 — 1,311,852 — — — — 69,130 — 69,130 1,196,409 2021 Performance Shares PS14 — 89,436 — — 89,436 — 885,896 — — — — 89,436 — 89,436 844,223 2022 Performance Shares PS15 — — — — — — — 57,390 732,745 — — 57,390 — 57,390 518,773 2022 MSR Matching Shares — — — — — — — 29,034 370,701 — 29,034 — 337,798 — — TOTAL 1,276,258 3,533,439 1,771,007 2,559,405

AFR 64 Gold Fields Annual Financial Report including Governance Report 2022 Executive Opening number of awards on 1 January 2021 Granted/ enhanced vesting during 2021 Forfeited/ lapsed during 2021 Vested during 2021 Closing number on 31 December 2021 Cash value on settlement during 2021 US$ Closing estimated fair value at 31 Dec 2021 US$ Granted/ enhanced vesting during 2022 Fair value at grant date US$ Forfeited/ lapsed during 2022 Vested during 2022 Closing number on 31 Dec 2022 Cash value on settlement during 2022 US$ Number of shares to vest Closing estimated fair value at 31 Dec 2022 US$ R Butcher 2018 Performance Shares PS11 98,523 98,523 — 197,046 — 1,673,130 — — — — — — — — — 2019 Performance Shares PS12 81,368 — — — 81,368 — 1,416,828 54,517 — — 135,885 — 1,503,729 — — 2020 MSR Matching Shares 12,675 — — — 12,675 — 132,158 — — — 12,675 — 142,545 — — 2020 Performance Shares PS13 46,937 — — — 46,937 — 890,704 — — 46,937 — — — — — 2021 Performance Shares PS14 — 45,449 — — 45,449 — 450,189 — — 45,449 — — — — — 2021 MSR Matching Shares — 1,086 — — 1,086 — 11,323 — — — 1,086 — 12,213 — — 2022 Performance Shares PS15 — — — — — — — — — — — — — — — 2022 MSR Matching Shares — — — — — — — 1,201 15,334 — 1,201 — 13,507 — — TOTAL 1,673,130 2,901,203 1,671,994 — S Mathews 2018 Performance Shares PS11 161,520 161,520 — 323,040 — 2,742,954 — — — — — — — — — 2019 Performance Shares PS12 109,577 — — — 109,577 — 1,908,019 73,417 — — 182,994 — 2,025,046 — — 2020 Performance Shares PS13 90,471 — — — 90,471 — 1,716,831 — — — — 90,471 — 90,471 1,565,750 2021 Performance Shares PS14 — 87,603 — — 87,603 — 867,740 — — — — 87,603 — 87,603 826,921 2021 MSR Matching Shares — 7,232 — — 7,232 — 75,406 — — — — 7,232 — 7,232 77,137 2022 Performance Shares PS15 — — — — — — — 52,549 670,936 — — 52,549 — 52,549 475,013 TOTAL 2,742,954 4,567,996 2,025,046 2,944,820 R Bardien 2018 Performance Shares PS11 81,760 81,760 — 163,520 — 1,388,459 — — — — — — — — — 2019 Performance Shares PS12 69,117 — — — 69,117 — 1,203,506 46,308 — — 115,425 — 1,277,315 — — 2020 MSR Matching Shares 4,844 — — — 4,844 — 50,507 — — — — 4,844 — 4,844 51,666 2020 Performance Shares PS13 63,597 — — — 63,597 — 1,206,854 — — — — 63,597 — 63,597 1,100,651 2021 Performance Shares PS14 — 54,852 — — 54,852 — 543,329 — — — — 54,852 — 54,852 517,771 2021 MSR Matching Shares — 4,848 — — 4,848 — 50,549 — — — — 4,848 — 4,848 51,709 2022 Performance Shares PS15 — — — — — — — 35,198 449,402 — — 35,198 — 35,198 318,170 TOTAL 1,388,459 3,054,745 1,277,315 2,039,967 J Mortoti 2022 Performance Shares PS15 — — — — — — — 7,390 94,354 — — 7,390 — 7,390 66,801 TOTAL — 66,801 a. Mr Holland and Mr Baku exited the Company during 2021. The balances reflected above are adjusted in accordance with their approved separation terms for vestings over the next three years b. Mr CI Griffith exited the company effective 31 December 2022. The balances reflected above is adjusted in accordance with his approved separation terms for vesting up to the LTI termination date of 31 December 2023 c. Number of shares are pro-rated for time served where appropriate d. Mr J Mortoti was appointed as EVP: West Africa on 1 July 2022. His 2022 performance shares awarded are reflective of his previous role's eligibility which includes a 30% share based award, effective 1 March 2022 e. PS11/2018 Performance Shares awarded in February 2018 (effective 1 March 2018), vested in February 2021 with an actual vesting of 200% in 2021 at a 1-day volume weighted average price on the Johannesburg Stock Exchange of R125.58 f. PS12/2019 Performance Shares awarded effective 1 March 2019 vesting in February 2022 were valued with an estimated vesting of 167% in 2021 and actual vesting of 167% in 2022 at a one-day volume weighted average price on the Johannesburg Stock Exchange of R181.00 g. PS13/2020 Performance Shares awarded effective 1 March 2020 vesting in February 2023 were valued with an estimated vesting of 182% in 2021 and 162.26% in 2022 h. PS14/2021 Performance Shares awarded effective 1 March 2021 vesting in February 2024 were valued with an estimated vesting of 95% in 2021 and 88.5% in 2022 i. PS15/2022 Performance Shares awarded effective 1 March 2022 vesting in February 2025 were valued with an estimated vesting of 84.75% in 2022 j. All matching shares were valued with an estimated vesting of 100% k. Executives who were settled with matching shares in 2021 were also settled with restricted shares, if any held, in line with the MSR Policy l. The restriction on number of matching shares was applied on the value of shares and not number of shares, prior to an amendment to the policy in August 2021. m. Matching shares do not carry any restrictions and the vesting value was based on a JSE share price of R131.57 in 2021 and R190.46 in 2022. Only A Baku and R Butcher reflect a different vesting price of R145.68 and R184.10 for their Matching shares due to their exit from the Company and trading at different share prices during 2022 after the closed period restrictions were lifted n. The 20-day vwap for determining the value of the unvested awards as at 31 December 2021 is US$10.43, and US$10.66 for unvested awards as at 31 December 2022 o. The 12 month average US Dollar:Rand exchange rate ending 31 December 2021 and 31 December 2022 for determining the US Dollar value of vested awards are 14.76 and 16.37 respectively Remuneration Report continued

AFR 65 GOVERNANCE REPORT Executive Opening number of awards on 1 January 2021 Granted/ enhanced vesting during 2021 Forfeited/ lapsed during 2021 Vested during 2021 Closing number on 31 December 2021 Cash value on settlement during 2021 US$ Closing estimated fair value at 31 Dec 2021 US$ Granted/ enhanced vesting during 2022 Fair value at grant date US$ Forfeited/ lapsed during 2022 Vested during 2022 Closing number on 31 Dec 2022 Cash value on settlement during 2022 US$ Number of shares to vest Closing estimated fair value at 31 Dec 2022 US$ R Butcher 2018 Performance Shares PS11 98,523 98,523 — 197,046 — 1,673,130 — — — — — — — — — 2019 Performance Shares PS12 81,368 — — — 81,368 — 1,416,828 54,517 — — 135,885 — 1,503,729 — — 2020 MSR Matching Shares 12,675 — — — 12,675 — 132,158 — — — 12,675 — 142,545 — — 2020 Performance Shares PS13 46,937 — — — 46,937 — 890,704 — — 46,937 — — — — — 2021 Performance Shares PS14 — 45,449 — — 45,449 — 450,189 — — 45,449 — — — — — 2021 MSR Matching Shares — 1,086 — — 1,086 — 11,323 — — — 1,086 — 12,213 — — 2022 Performance Shares PS15 — — — — — — — — — — — — — — — 2022 MSR Matching Shares — — — — — — — 1,201 15,334 — 1,201 — 13,507 — — TOTAL 1,673,130 2,901,203 1,671,994 — S Mathews 2018 Performance Shares PS11 161,520 161,520 — 323,040 — 2,742,954 — — — — — — — — — 2019 Performance Shares PS12 109,577 — — — 109,577 — 1,908,019 73,417 — — 182,994 — 2,025,046 — — 2020 Performance Shares PS13 90,471 — — — 90,471 — 1,716,831 — — — — 90,471 — 90,471 1,565,750 2021 Performance Shares PS14 — 87,603 — — 87,603 — 867,740 — — — — 87,603 — 87,603 826,921 2021 MSR Matching Shares — 7,232 — — 7,232 — 75,406 — — — — 7,232 — 7,232 77,137 2022 Performance Shares PS15 — — — — — — — 52,549 670,936 — — 52,549 — 52,549 475,013 TOTAL 2,742,954 4,567,996 2,025,046 2,944,820 R Bardien 2018 Performance Shares PS11 81,760 81,760 — 163,520 — 1,388,459 — — — — — — — — — 2019 Performance Shares PS12 69,117 — — — 69,117 — 1,203,506 46,308 — — 115,425 — 1,277,315 — — 2020 MSR Matching Shares 4,844 — — — 4,844 — 50,507 — — — — 4,844 — 4,844 51,666 2020 Performance Shares PS13 63,597 — — — 63,597 — 1,206,854 — — — — 63,597 — 63,597 1,100,651 2021 Performance Shares PS14 — 54,852 — — 54,852 — 543,329 — — — — 54,852 — 54,852 517,771 2021 MSR Matching Shares — 4,848 — — 4,848 — 50,549 — — — — 4,848 — 4,848 51,709 2022 Performance Shares PS15 — — — — — — — 35,198 449,402 — — 35,198 — 35,198 318,170 TOTAL 1,388,459 3,054,745 1,277,315 2,039,967 J Mortoti 2022 Performance Shares PS15 — — — — — — — 7,390 94,354 — — 7,390 — 7,390 66,801 TOTAL — 66,801

AFR 66 Gold Fields Annual Financial Report including Governance Report 2022 Remuneration Report continued NON-EXECUTIVE DIRECTOR FEES – ALL FIGURES US$’000 NEDs were paid the following committee and Board fees as approved by shareholders on 1 June 2022 for the period 1 June 2022 to 31 May 2023. The fees reported are for the period 1 January 2022 to 31 December 2022. Gold Fields Limited Board Fees 2022 and 2021 Subsidiary Board fees 2022 compared with 2021 Name 2022 directors’ fees 2022 Committee fees 2022 total Board fees 2021 total Board Fees 2022 total subsidiary Board fees 2021 total subsidiary Board fees Current directors YGH Suleman1 153.21 26.78 179.98 149.00 S Reid2 137.08 — 137.08 152.24 32.91 36.83 P Bacchus3 85.19 126.18 211.37 173.31 T Goodlace4 69.12 71.92 141.04 129.50 A Andani5 85.19 102.42 187.61 133.33 79.88 74.02 P Sibiya6 69.12 86.13 155.25 104.64 J McGill7 85.19 74.33 159.52 9.19 C Bitar8 57.31 46.77 104.08 — Former directors C Carolus9 85.40 — 85.40 223.74 R Menell10 — — — 27.94 P Mahanyele11 — — — 17.08 C Letton12 — — — 62.62 1 Mr Suleman appointed as Board Chairperson on 1 June 2022. As Chairperson, he receives an all-inclusive fee from 1 June 2022 2 Mr Reid is a director of various subsidiaries in the Netherlands and Isle of Man. Fees are paid by Gold Fields Netherlands and Services BV and Orogen, respectively. Mr Reid is the Lead Independent Director and receives an all-inclusive fee 3 Mr Bacchus was paid committee fees for the respective sub-committees on which he has been appointed. The fees for Mr Bacchus for his attendance at the Ad Hoc/Investment sub-committee was paid as member fees and the delta for his fees as Chairperson of the Ad Hoc/Investment Committee was paid in March 2023 4 Mr Goodlace was appointed to the Nominations Committee on 23 February 2021. His payment reflected for 2021 in the 2021 disclosure, included his November and December 2021 Committee fees and January 2022 Committee fees. His fees for 2021 has been restated to reflect his fees for the Nominations Committee for November and December, respectively, and his fees for January and February 2022 is reflected in his single figure of remuneration for 2022 5 Mr Andani is a director of subsidiaries Gold Fields Ghana Limited and Gold Fields Abosso Limited. The fees for these subsidiary boards are determined in country and not by GFL 6 Ms Sibiya was appointed to the Nominations Committee in February 2022, and appointed as Chairperson of the Audit Committee in June 2022. She resigned from the Capital Projects Committee in August 2022 7 Ms McGill was appointed to the Safety, Health and Sustainable Development Committee, Remuneration Committee, Capital Projects Committee and Social, Ethics and Transformation Committee with effect from February 2022. She was appointed as Chairperson of Social, Ethics and Transformation Committee effective June 2022 8 Ms Bitar was appointed to the Board on 1 May 2022. Committee appointments effective August 2022. Remuneration Committee member appointment is expected by May 2023 9 Ms Carolus resigned from the Board on 31 May 2022 10 Mr Menell resigned from the Board on 10 March 2021 11 Ms Mahanyele resigned from the Board on 28 February 2021 12 Ms Letton resigned from the Board on 31 May 2021 NON-BINDING ADVISORY VOTE – IMPLEMENTATION REPORT As set out in King IV, shareholders are required to cast a non-binding advisory vote on the Implementation Report at Gold Fields’ AGM on 24 May 2023. Should there be a 25% or higher vote against the adoption of the above, we will embark upon a process of shareholder engagement to understand the drivers of the dissenting votes, and to discuss potential remedial measures.

Gold Fields Annual Financial Report including Governance Report 2022
Management’s Discussion and Analysis of the Financial Statements

The following Management’s Discussion and Analysis of the Financial Statements should be read together with the Gold Fields consolidated financial statements, including the notes accompanying these financial statements.
A Management’s Discussion and Analysis of the Financial Statements for the years ended 31 December 2021 and 2020 has been omitted from the Gold Fields Limited 2022 Form 20-F, but may be found in the Management’s Discussion and Analysis of the Financial Statements of the Gold Fields Limited 2021 Form 20-F, filed with the SEC on 31 March 2022, which is available free of charge on the SEC’s website at www.sec.gov and our website at www.goldfields.com.
OVERVIEW
Gold Fields is a significant producer of gold and a major holder of gold reserves and resources in South Africa, Ghana, Australia and Peru. In Peru, Gold Fields also produces copper. In Chile, Gold Fields will produce silver and gold from 2023. Gold Fields is primarily involved in underground and surface gold and surface copper mining and silver from 2023 and related activities, including exploration, extraction, processing and smelting.
In 2022, the South African, Ghanaian (including Asanko), Peruvian and Australian operations produced 13%, 34%, 10% and 43% of its total gold production, respectively.
Gold Fields’ economic interest in the South Deep mine in South Africa is 96.43%. Gold Fields also owns a 100% of the St Ives, Agnew, Granny Smith mines and 50% of the Gruyere gold mine in Australia, 90.0% of the Tarkwa and Damang mines in Ghana and 45% of the Asanko mine in Ghana. Gold Fields also owns 99.5% of the Cerro Corona mine in Peru.
Salares Norte
Significant progress has been made by the team at Salares Norte since construction began in 2020. However COVID-19 and severe weather conditions continued to impact activities on site during 2022, with Gold Fields announcing a slight delay to the project in our H1 2022 results in August (from Q1 2023 to Q2 2023). In addition to these challenges, ongoing skills shortages faced by the main contractor at Salares Norte have resulted in further delay, with first gold now expected to be achieved in Q4 2023.
The further delay in the project, with first gold now expected in Q4 2023, has reduced the planned production for the year to range from 15koz to 35koz (previously 100koz announced in August 2022). However the quick ramp-up remains intact, with production expected to increase to 500koz in 2024, before reaching full production of c.600koz in 2025, in line with the original build-up schedule. The cost guidance provided for the project remains largely in place, when adjusted for inflation.
For the six-year period from 2024 to 2029, average annual production is expected to be 500koz at an average AISC of US$660 per ounce. For the 10-year period from 2024 to 2033, average annual production is expected to be 355koz at an average AISC of US$745 per ounce.
The overall project capex is now forecast at US$1,020 million, with the majority of the increase related to the delay in getting the project into production.

AFR-67

Gold Fields Annual Financial Report including Governance Report 2022
Management’s Discussion and Analysis of the Financial Statements continued

Reserves
As of 31 December 2022, Gold Fields reported attributable proved and probable gold and copper reserves of approximately 46 million ounces of gold and 400 million pounds of copper, as compared to the 47 million ounces of gold and 474 million pounds of copper reported as of 31 December 2021.
Gold production

	2022		2021		2020
Figures in thousands unless otherwise stated	Gold produced – oz Managed	Gold produced – oz Attributable	Gold produced – oz Managed	Gold produced – oz Attributable	Gold produced – oz Managed	Gold produced – oz Attributable

South Deep	327.9	316.2	292.6	282.2	226.9	226.9
South African region	327.9	316.2	292.6	282.2	226.9	226.9
Tarkwa	531.6	478.4	521.7	469.5	526.3	473.7
Damang	230.0	207.0	254.4	229.0	223.0	200.7
Asanko – 45%	76.7	76.7	94.6	94.6	112.5	112.5
Ghanaian region (including Asanko)	838.3	762.1	870.7	793.1	861.7	786.9
Ghanaian region (excluding Asanko)	761.6	685.4	776.1	698.5	749.3	674.4
Cerro Corona	260.5	259.2	248.3	247.0	207.1	206.1
South American region	260.5	259.2	248.3	247.0	207.1	206.1
St Ives	376.7	376.7	393.0	393.0	384.9	384.9
Agnew	239.2	239.2	223.0	223.0	233.3	233.3
Granny Smith	287.9	287.9	279.2	279.2	269.6	269.6
Gruyere – 50%	157.3	157.3	123.3	123.3	129.1	129.1
Australian region	1,061.1	1,061.1	1,018.5	1,018.5	1,016.8	1,016.8
Total Group (including Asanko)	2,487.8	2,398.6	2,430.1	2,340.8	2,312.4	2,236.7
Total Group (excluding Asanko)	2,411.1	2,321.9	2,335.5	2,246.2	2,200.0	2,124.2
Managed gold production for the Group (including Asanko) was 2,488 million ounces (2021: 2,430 million ounces and 2020: 2,312 million ounces) of gold equivalents in 2022, 2,399 million ounces (2021: 2,341 million ounces and 2020: 2,237 million ounces) of which were attributable to Gold Fields with the remainder attributable to non-controlling shareholders in Ghana, Peru and South Deep.
Managed gold production for the Group (excluding Asanko) was 2,411 million ounces (2020: 2,336 million ounces and 2019: 2,200 million ounces) of gold equivalents in 2022, 2,322 million ounces (2021: 2,246 million ounces and 2020: 2,124 million ounces ) of which were attributable to Gold Fields with the remainder attributable to non-controlling shareholders in Ghana, Peru and South Deep.
At South Deep in South Africa, production increased by 12% from 9,102 kilograms (292,600 ounces) in 2021 to 10,200 kilograms (327,900 ounces) in 2022. The increased gold production was due to improved efficiencies resulting in increased volumes mined and processed as well as improved mine call factor and plant recovery factor.

AFR-68

Gold Fields Annual Financial Report including Governance Report 2022

At the Ghanaian operations (including Asanko), gold production decreased by 4% from 870,700 ounces in 2021 to 838,300 ounces in 2022, mainly due to decreased production at Damang due to the completion of the Damang pit cutback as well as decreased production at Asanko with the treatment of lower grade stockpiles due to the temporary cessation of mining activities in July 2022. At the Ghanaian operations (excluding Asanko), gold production decreased by 2% from 776,100 ounces in 2021 to 761,600 ounces in 2022, mainly due to decreased production at Damang as explained above. At Tarkwa, gold production increased by 2% from 521,700 ounces in 2021 to 531,600 ounces in 2022 mainly due to higher tonnes processed and improved yield. At Damang, gold production decreased by 10% from 254,400 ounces in 2021 to 230,000 ounces in 2022 mainly due to lower yield as a result of lower grade of ore processed. At Asanko, gold production attributable to Gold Fields decreased by 19% from 94,600 ounces in 2021 to 76,700 ounces in 2022 mainly due to lower yield.
Gold equivalent production at Cerro Corona increased by 5% from 248,300 ounces in 2021 to 260,500 ounces in 2022 mainly due to the higher gold and copper recoveries.
At the Australian operations, gold production increased by 4% from 1,018,500 ounces in 2021 to 1,061,100 ounces in 2022. St Ives’ gold production decreased by 4% from 393,000 ounces in 2021 to 376,700 ounces in 2022 due to a 6% decrease in tonnes processed. At Agnew, gold production increased by 7% from 223,000 ounces in 2021 to 239,200 ounces in 2022 due to an increase in yield, partially off-set by decreased ore tonnes processed. At Granny Smith, gold production increased by 3% from 279,200 ounces in 2021 to 287,900 ounces in 2022 due to an increase in yield on higher grades mined, partially offset by decreased ore tonnes processed. At Gruyere, gold production attributable to Gold Fields increased by 28% from 123,300 ounces in 2021 to 157,300 ounces in 2022 due to increased ore processed at higher grade.
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

Non-IFRS measure	Purpose of measure	Reference to where reconciled to IFRS

All-in sustaining costs (“AISC”)	Intended to provide transparency into the costs associated with producing and selling an ounce of gold.	p74
All-in costs (“AIC”)	Intended to provide transparency into the costs associated with producing and selling an ounce of gold (including growth capital).	p74
Adjusted EBITDA;		p108 and p191
Net debt;
Net debt (excluding lease liabilities); and	Used in the ratio to monitor the capital of the Group.
Net debt to adjusted EBITDA
Adjusted free cash flow	Used to measure the cash generated by the core business.	p107
Sustaining and non-sustaining capital expenditure	Used in the determination of AISC and AIC.	p75
Normalised profit attributable to owners of the parent and normalised profit per share attributable to owners of the parent	Forms the basis of the dividend pay-out policy.	p101

AFR-69

Gold Fields Annual Financial Report including Governance Report 2022
Management’s Discussion and Analysis of the Financial Statements continued

REVENUES
Substantially all of Gold Fields’ revenues are derived from the sale of gold and copper. As a result, Gold Fields’ revenues are directly related to the prices of gold and copper. Historically, the prices of gold and copper have fluctuated widely. The gold and copper prices are affected by numerous factors over which Gold Fields does not have control. The volatility of gold and copper prices is illustrated in the following tables, which show the annual high, low and average of the London afternoon fixing price of gold and the London Metal Exchange (“LME”) cash settlement price for copper in US Dollar for the past 12 calendar years (2011 to 2022):

	Price per ounce[1]
	High	Low	Average

Gold	(US$/oz)
2011	1,895	1,319	1,571
2012	1,792	1,540	1,669
2013	1,694	1,192	1,409
2014	1,385	1,142	1,266
2015	1,296	1,060	1,167
2016	1,355	1,077	1,250
2017	1,346	1,151	1,257
2018	1,355	1,178	1,269
2019	1,546	1,270	1,393
2020	2,067	1,474	1,770
2021	1,943	1,684	1,799
2022	2,039	1,629	1,800
Source: Iress
1    Rounded to the nearest US Dollar.
On 17 March 2023, the London afternoon fixing price of gold was US$1,962/oz.

	Price per tonne[1]
	High	Low	Average

Copper	(US$/t)
2011	9,986	7,062	8,836
2012	8,658	7,252	7,951
2013	8,243	6,638	7,324
2014	7,440	6,306	6,861
2015	6,401	4,347	5,376
2016	5,936	4,311	4,863
2017	7,216	5,466	6,166
2018	7,263	5,823	6,539
2019	6,572	5,537	6,000
2020	7,964	4,618	6,175
2021	10,725	7,756	9,318
2022	10,730	7,000	8,798
Source: Iress
1    Rounded to the nearest US Dollar.
On 17 March 2022, the LME cash settlement price for copper was US$8,621/t.

AFR-70

Gold Fields Annual Financial Report including Governance Report 2022

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

Realised gold price[1]	2022	2021	2020

Average	1,800	1,799	1,770
High	2,039	1,943	2,067
Low	1,629	1,684	1,474
Gold Fields’ average realised gold price[2]	1,785	1,794	1,768
1    Prices stated per ounce.
2    Gold Fields’ average realised gold price (excluding Asanko) may differ from the average gold price due to the timing of its sales of gold within each year.
The following table sets out the average, the high and the low LME cash settlement price per tonne for copper and Gold Fields’ average US Dollar realised copper price during the past three years.

Realised copper price[1]	2022	2021	2020

Average	8,798	9,318	6,175
High	10,730	10,725	7,964
Low	7,000	7,756	4,618
Gold Fields’ average realised copper price[2]	8,816	9,315	6,184
1    Prices stated per tonne.
2    Gold Fields’ average realised copper price may differ from the average copper price due to the timing of its sales of copper within each year.
PRODUCTION
Gold Fields’ revenues are primarily driven by its production levels and the price it realises on the sale of gold. Production levels are affected by a number of factors, some of which are described below. Total managed production for the Group (including Asanko) increased by 2% from 2,430 million ounces in 2021 to 2,488 million ounces in 2022. Total managed production (excluding Asanko) increased by 3% from 2,336 million ounces in 2021 to 2,411 million ounces in 2022.
LABOUR IMPACT
In recent years, Gold Fields has not experienced union activity in the countries in which it operates.
Over the years, Gold Fields has sought to develop relationships with trade unions that are supportive of the delivery of our business objectives, and the Group remains committed to this engagement.
There were no work stoppages as a result of strikes during 2021 and 2022 at any of the Gold Fields operations.

AFR-71

Gold Fields Annual Financial Report including Governance Report 2022
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
In October 2022, Gold Fields tragically suffered a fatal incident at the underground Hamlet mine at St Ives. A raise bore operator succumbed to injuries in a rock fall. This was the first fatality Gold Fields has recorded in Australia since it started operating there in 2001.
On 5 February 2023, there were two fatal injuries at the Asanko mine in Ghana, which is managed by Galiano Gold. The two contractor employees were involved in a vehicle incident at the mine.
South Deep had a fatality-free year for the first time since Gold Fields acquired the mine in 2006. This is a significant milestone for the mine and reflects years of unwavering commitment to implementing sound safety processes, systems and standards and working with employees and organised labour to develop the right safety culture.
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
South Africa region
The Gold Fields’ South African operation is labour intensive due to the use of deep level underground mining methods. As a result, over the last three fiscal years labour has represented on average 27% of AIC, as defined on page 74, at the South African operation. In 2022, labour represented 25% of AIC at the South African operation.
At the South African operation, power and water made up on average 9% of AIC over the last three years. In 2022, power and water costs made up 9% of AIC.
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
South Deep commenced with the construction of a R715 million, 50MW solar power plant in 2021. The plant will provide the mine with 20% to 25% of its power requirements and save it over R70 million a year in electricity costs. Construction was completed in 2022. At the time of writing, the mine was busy with grid code compliance, plant optimisation and load balancing.
South Deep commissioned a meteorological mast in 2022 to collect data required to evaluate wind as a source of energy. An Environmental Impact Assessment commenced in December 2022 and will be completed in approximately 17 months.

AFR-72

Gold Fields Annual Financial Report including Governance Report 2022

Eskom coal-fired power stations’ performance continues to deteriorate. During load shedding periods, Eskom burns significant amounts of diesel to run their gas turbines and calls on large power users to curtail power demand. The extended use of these gas turbines will lead to Eskom requesting further above inflation tariff increases. Further tariff increases may lead to lower power demand as consumers switch to alternate electricity and energy sources, which may place a significant additional tariff burden to those remaining on the grid. Government has now acknowledged that Eskom is the single biggest risk to the economy and that the Eskom business model is obsolete. In February 2019, the President of South Africa announced the vertical unbundling of Eskom, but the process appears to have stalled. It is expected that the process will take time to implement, causing continued poor reliability of the supply of electricity, instability in prices and a possible increase in the tariff in the future.
West Africa region
In Ghana, Tarkwa and Damang mines are primarily supplied power by Genser Energy Ghana Limited (“GEGL”), an independent power producer with on-site gas turbines through a long-term power purchase agreement. Prior to installation of the on-site turbines, Tarkwa and Damang were supplied power by Volta River Authority (“VRA”) and Electricity Company of Ghana (“ECG”), respectively. The supply provided by the VRA and ECG was unreliable, with high tariffs, and to reduce their reliance on power supplied by the VRA and ECG, Tarkwa and Damang entered into a power purchasing agreement with GEGL. Both VRA and ECG now serve as back supply for the Tarkwa and Damang mines, respectively. The independent power supply accounts for 98% of the electricity consumed at Tarkwa mine and 100% at Damang mine with a 27.5MW power plant at Damang and a 54MW power plant at Tarkwa mine. Tarkwa and Damang are supplied with natural gas via a 77km buried pipeline from Takoradi. GEGL, at Tarkwa Mine’s request, installed a turbine to allow the mine to operate in Island mode, eliminating stoppages caused by technical issues with the national grid. Both mines are certified to ISO 50001 (energy management systems standard).
Power and water costs represented on average 3% of AIC at Tarkwa over the last three years, and 3% of AIC during 2022. Over the last three years, power and water costs represented on average 6% of AIC at Damang with 6% in 2022.
Contractor costs represented on average 27% of AIC at Tarkwa over the last three years, and 28% of AIC during 2022. Over the last three years, contractor costs represented on average 45% of AIC at Damang with 30% in 2022. The decrease is due to a reduction in ore and operation waste mined, as well as a lower gold inventory credit to costs. Direct labour costs represent on average a further 10% of AIC at Tarkwa over the last three years and 9% in 2022. Over the last three years, direct labour costs represented on average 13% at Damang and 12% in 2022.
South American region
Gold Fields is developing a 26MW hybrid solar and thermal power solution for the Salares Norte project. Diesel generators will provide 16MW, which will be functional once the operation starts production. A 8MW solar plant to be added in early 2025 and will provide about 20% of the mine’s electricity.
Cerro Corona’s electricity supply from Kallpa has been certified as renewable since 2021. The mine has been certified to ISO 50001 since 2018.
At Cerro Corona, contractor costs represented on average 32% of AIC over the last three years and 39% of AIC during 2022. Direct labour costs represent on average a further 17% of AIC over the last three years and 16% in 2022. Power and water made up on average a further 5% of AIC over the last three years and 5% in 2022.
Australia region
Agnew’s microgrid of 18MW wind, 4MW solar, 13MW/4MWh battery storage, 18MW gas, 3MW diesel averaged 57% overall renewable electricity in 2022, with up to 85% in good weather conditions. Granny Smith’s hybrid system, comprising 8MW solar, 2MW/1MWh battery storage, 35MW gas and 5MW diesel, generates 10% of its electricity supply from renewables. A 12MW solar plant, supplemented by 4.4 MW/4.4MWh battery storage, 53MW gas and 3MW diesel, was commissioned at the Gruyere mine in 2022.
St Ives’ electricity is currently generated from natural gas and sourced through a power purchase agreement. A feasibility study continues to evaluate alternative power sources for when the current gas supply agreement ends in 2024. 75% to 85% renewable energy are being targeted.

AFR-73

Gold Fields Annual Financial Report including Governance Report 2022
Management’s Discussion and Analysis of the Financial Statements continued

At the Australian operations, mining operations were historically conducted by outside contractors. However, at Agnew, owner mining is conducted at the underground operations, while development is conducted by outside contractors. At St Ives, owner mining is conducted at the underground and surface operations, but development is still conducted by contractors. Over the last three years, total contractor costs represented on average 28% at St Ives and 26% at Agnew of AIC and direct labour costs represented on average a further 12% at St Ives and 12% at Agnew of AIC. In 2022, contractors and direct labour costs represented 28% and 10% at St Ives and 25% and 12% at Agnew, respectively. Power and water made up, on average, a further 5% and 1% of AIC over the last three years and 5% and 1% of AIC in 2022 at St Ives and Agnew, respectively. At Granny Smith, mining operations and development are conducted through owner mining. Over the last three years, contractors and direct labour costs represented, on average, 10% and 20%, respectively, at Granny Smith. In 2022, contractors and direct labour costs represented 9% and 20% at Granny Smith. Power and water made up, on average, a further 5% of AIC over the last three years and 5% of AIC in 2022 at Granny Smith. At Gruyere, mining operations and development are conducted through owner mining. Over the last three years, contractors and direct labour costs represented, on average, 17% and 7%, respectively, at Gruyere. In 2022, contractors and direct labour costs represented 20% and 8% at Gruyere. Power and water made up a further 9% of AIC over the last three years and 9% in 2022 at Gruyere.
The remainder of Gold Fields’ total costs consists primarily of amortisation and depreciation, exploration costs and selling, administration and general and corporate charges.
ALL-IN SUSTAINING AND ALL-IN COSTS
The World Gold Council worked closely with its member companies to develop definitions for AISC and AIC. The World Gold Council is not a regulatory industry organisation and does not have the authority to develop accounting standards or disclosure requirements. AISC and AIC are non-IFRS measures. These non-IFRS measures are intended to provide further transparency into the costs associated with producing and selling an ounce of gold. These metrics are helpful to investors, governments, local communities and other stakeholders in understanding the economics of gold mining. The AISC incorporates costs related to sustaining current production. The AIC include additional costs which relate to the growth of the Group. AISC, as defined by the World Gold Council, are operating costs plus all costs not already included therein relating to sustaining current production, including sustaining capital expenditure. The value of by-product revenues such as silver and copper is deducted from operating costs as it effectively reduces the cost of gold production. AIC starts with AISC and adds additional costs which relate to the growth of the Group, including non-sustaining capital expenditure and exploration, evaluation and feasibility costs not associated with current operations.
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
The tables on the following pages set out a reconciliation of Gold Fields’ cost of sales before gold inventory change and amortisation and depreciation, as calculated in accordance with IFRS (refer to the consolidated financial statements), to its AISC and AIC net of by-product revenues per ounce of gold sold for 2022 and 2021. The following tables also set out AISC and AIC gross of by-product revenue on a gold equivalent ounce basis for 2022 and 2021.

AFR-74

Gold Fields Annual Financial Report including Governance Report 2022

	United States Dollar
			AISC and AIC, net of by-product revenue per ounce of gold
					For the year ended 31 December 2022
Figures in millions unless otherwise stated	South Deep	Tarkwa	Damang	Asanko[1] 45%	St Ives	Agnew	Granny Smith	Gruyere 50%	Cerro Corona	Corporate and projects	Total Group including equity- accounted joint venture	Total Group excluding equity- accounted joint venture

Cost of sales before gold inventory change and amortisation and depreciation	(324.6)	(406.9)	(193.3)	(72.8)	(274.0)	(183.0)	(204.4)	(115.8)	(224.9)	—	(1,999.7)	(1,926.9)
Gold inventory change	10.7	35.6	41.1	(9.4)	6.1	(1.2)	1.3	15.2	49.6	4.5	153.5	162.9
Royalties	(2.9)	(38.2)	(16.6)	(6.7)	(16.5)	(10.6)	(12.8)	(7.0)	(5.9)		(117.1)	(110.4)
Realised gains or losses on commodity cost hedges[7]	—	11.5	5.0	—	4.6	2.3	3.0	0.4	—	—	26.8	26.8
Community/social responsibility costs[7]	(3.4)	(5.2)	(2.3)	—	—	—	—	—	(7.4)		(18.2)	(18.2)
Non-cash remuneration (share-based payments)	(0.9)	(0.3)	(0.1)	—	(0.1)	(0.2)	(0.3)	(0.1)	(1.1)	(3.7)	(6.8)	(6.8)
Cash remuneration (long-term employee benefits)[7]	(5.4)	(2.1)	(0.9)	—	(4.2)	(2.5)	(3.1)	(1.5)	(4.2)	(4.3)	(28.3)	(28.3)
Other[6,7]	—	—	—	—	—	—	—	—	—	(21.7)	(21.7)	(21.7)
By-product revenue[2,7]	0.7	1.1	0.2	0.3	0.8	0.4	0.2	0.7	201.6	—	205.9	205.6
Rehabilitation, amortisation and interest[7]	—	(5.1)	(2.9)	(1.1)	(3.0)	(1.5)	(2.2)	(1.6)	(14.6)	—	(32.2)	(31.1)
Sustaining capital expenditure[3,7]	(98.3)	(229.0)	(49.6)	(4.9)	(87.4)	(54.4)	(60.8)	(33.0)	(31.3)	(12.9)	(661.6)	(656.7)
Lease payments[7]	—	(18.9)	(9.2)	(7.0)	(10.1)	(19.0)	(12.9)	(10.6)	(2.2)	(2.3)	(92.2)	(85.2)
Exploration, feasibility and evaluation costs	—	(3.0)	—	—	—	—	—	—	—	—	(3.0)	(3.0)
All-in sustaining costs[4]	(424.3)	(660.3)	(228.4)	(101.6)	(383.9)	(269.8)	(291.9)	(153.3)	(40.4)	(40.5)	(2,594.6)	(2,493.0)
Realised gains/losses on capital cost hedges[7]	—	—	—	—	—	—	—	—	—	(4.6)	(4.6)	(4.6)
Non-cash remuneration (share-based payments)	—	—	—	—	—	—	—	—	—	(0.1)	(0.1)	(0.1)
Cash remuneration (long-term employee benefits)[7]	—	—	—	—	—	—	—	—	—	(0.8)	(0.8)	(0.8)
Lease Payments[7]	—	—	—	—	—	—	—	—	—	(2.7)	(2.7)	(2.7)
Exploration, feasibility and evaluation costs[5,7]	—	—	(9.2)	(3.9)	(14.8)	(9.4)	(7.6)	(1.7)	(2.8)	(32.5)	(82.0)	(78.1)
Non-sustaining capital expenditure[3,7]	(20.4)	—	(10.4)	(2.8)	(13.3)	(30.7)	(37.0)	—	(14.8)	(286.0)	(415.5)	(412.7)
All-in costs[4]	(444.7)	(660.3)	(248.0)	(108.4)	(412.0)	(310.0)	(336.5)	(155.1)	(58.0)	(367.2)	(3,100.2)	(2,991.8)
Gold only ounces sold ('000oz)	327.9	529.1	228.9	75.5	373.2	238.7	287.4	156.4	130.6	—	2,347.8	2,272.3
All-in sustaining costs	(424.3)	(660.3)	(228.4)	(101.6)	(383.9)	(269.8)	(291.9)	(153.3)	(40.4)	(40.5)	(2,594.6)	(2,493.0)
All-in sustaining costs net of by-product revenue per ounce of gold sold (US$/oz)	1,294	1,248	998	1,346	1,029	1,130	1,016	980	310	—	1,105	1,097
All-in costs	(444.7)	(660.3)	(248.0)	(108.4)	(412.0)	(310.0)	(336.5)	(155.1)	(58.0)	(367.2)	(3,100.2)	(2,991.8)
All-in costs net of by-product revenue per ounce of gold sold (US$)	1,356	1,248	1,083	1,435	1,104	1,298	1,171	991	444	—	1,320	1,317
1    Equity-accounted joint venture.
2    By-product revenue at Cerro Corona relates to copper. For all the other operations, by-product revenue relates to silver.
3    Sustaining capital expenditure represents the majority of capital expenditures at existing operations, including underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures at existing operations and is calculated as total capital expenditure of US$1,069.3 million per note 41 to the consolidated financial statements, less non-sustaining capital expenditures. Non-sustaining capital expenditures (or growth capital) represent capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations. The corporate and projects non-sustaining capital expenditure of US$286.0 million relates to the Salares Norte capital.
4    This total may not reflect the sum of the line items due to rounding.
5    Includes exploration, feasibility and evaluation and share of equity-accounted losses of Far Southeast Gold Resources Incorporated (“FSE”).
6    Other includes offshore structure costs and management fees.
7    Based on information underlying the audited consolidated annual financial statements of Gold Fields Limited for the year ended 31 December 2022.

AFR-75

Gold Fields Annual Financial Report including Governance Report 2022
Management’s Discussion and Analysis of the Financial Statements continued

	United States Dollar
			AISC and AIC, gross of by-product revenue per ounce of gold
					For the year ended 31 December 2022
Figures in millions unless otherwise stated	South Deep	Tarkwa	Damang	Asanko[1] 45%	St Ives	Agnew	Granny Smith	Gruyere 50%	Cerro Corona	Corporate and projects	Total Group including equity- accounted joint venture	Total Group excluding equity- accounted joint venture

All-in sustaining costs (per table above)	(424.3)	(660.3)	(228.4)	(101.6)	(383.9)	(269.8)	(291.9)	(153.3)	(40.4)	(40.5)	(2,594.6)	(2,493.0)
Add back by-product revenue[2,4]	(0.7)	(1.1)	(0.2)	(0.3)	(0.8)	(0.4)	(0.2)	(0.7)	(201.6)	—	(205.9)	(205.6)
All-in sustaining costs gross of by-product revenue[3]	(425.0)	(661.5)	(228.6)	(101.9)	(384.7)	(270.3)	(292.1)	(154.0)	(242.0)	(40.5)	(2,800.5)	(2,698.6)
All-in costs (per table above)	(444.7)	(660.3)	(248.0)	(108.4)	(412.0)	(310.0)	(336.5)	(155.1)	(58.0)	(367.2)	(3,100.2)	(2,991.8)
Add back by-product revenue[2,4]	(0.7)	(1.1)	(0.2)	(0.3)	(0.8)	(0.4)	(0.2)	(0.7)	(201.6)	—	(205.9)	(205.6)
All-in costs gross of by-product revenue[3]	(445.4)	(661.4)	(248.2)	(108.7)	(412.8)	(310.5)	(336.7)	(155.8)	(259.7)	(367.2)	(3,306.1)	(3,197.4)
Gold equivalent ounces sold	327.9	529.1	228.9	75.5	373.2	238.7	287.4	156.4	260.1	—	2,477.4	2,401.9
All-in sustaining costs gross of by-product revenue (US$/ equivalent oz)	1,296	1,250	999	1,349	1,031	1,132	1,016	984	930	—	1,130	1,124
All-in costs gross of by-product revenue (US$ equivalent oz)	1,358	1,250	1,084	1,439	1,106	1,300	1,172	995	998	—	1,334	1,331
1    Equity-accounted joint venture.
2    By-product revenue at Cerro Corona relates to copper. For all the other operations, by-product revenue relates to silver.
3    This total may not reflect the sum of the line items due to rounding.
4    Based on information underlying the audited consolidated annual financial statements of Gold Fields Limited for the year ended 31 December 2022.

AFR-76

Gold Fields Annual Financial Report including Governance Report 2022

	United States Dollar
			AISC and AIC, net of by-product revenue per ounce of gold
					For the year ended 31 December 2021
Figures in millions unless otherwise stated	South Deep	Tarkwa	Damang	Asanko[1] 45%	St Ives	Agnew	Granny Smith	Gruyere 50%	Cerro Corona	Corporate and projects	Total Group including equity- accounted joint venture	Total Group excluding equity- accounted joint venture

Cost of sales before gold inventory change and amortisation and depreciation	(312.2)	(339.7)	(222.0)	(115.0)	(268.4)	(168.2)	(191.3)	(92.5)	(190.0)	—	(1,899.4)	(1,784.4)
Gold inventory change	7.3	29.6	71.9	4.6	(5.1)	(4.3)	(2.1)	11.3	14.4	—	127.4	122.8
Royalties	(2.6)	(37.5)	(18.3)	(8.6)	(17.7)	(10.0)	(12.8)	(5.6)	(8.0)		(121.0)	(112.4)
Realised gains or losses on commodity cost hedges[7]	—	0.2	—	—	0.3	0.1	0.2	—	—	—	0.9	0.9
Community/social responsibility costs[7]	(3.5)	(6.7)	(2.8)	—	—	—	—	—	(5.1)		(18.1)	(18.1)
Non-cash remuneration (share-based payments)	(0.3)	(2.1)	(0.1)	—	(0.6)	(0.5)	(0.5)	(0.2)	(1.5)	(6.6)	(12.6)	(12.6)
Cash remuneration (long-term employee benefits)[7]	(3.4)	(6.6)	(2.0)	—	(3.6)	(2.4)	(3.4)	(1.8)	(1.0)	(3.7)	(27.9)	(27.9)
Other[6,7]	—	—	—	—	—	—	—	—	—	(18.6)	(18.6)	(18.6)
By-product revenue[2,7]	0.7	1.5	0.2	0.3	1.1	0.4	0.2	0.6	232.3	—	237.3	237.0
Rehabilitation, amortisation and interest[7]	—	(5.1)	(2.4)	(0.5)	(1.8)	(1.0)	(1.4)	(1.6)	(8.0)	—	(21.9)	(21.4)
Sustaining capital expenditure[3,7]	(68.9)	(209.0)	(17.4)	(13.0)	(89.7)	(56.3)	(64.3)	(42.2)	(27.6)	(0.7)	(589.1)	(576.1)
Lease payments[7]	(0.1)	(24.3)	(11.1)	(6.8)	(7.8)	(17.4)	(17.6)	(10.4)	(1.6)	(2.3)	(99.5)	(92.7)
Exploration, feasibility and evaluation costs	—	(3.0)	—	—	—	—	—	—	—	—	(3.0)	(3.0)
All-in sustaining costs[4]	(383.2)	(602.7)	(204.1)	(139.1)	(393.3)	(259.4)	(293.1)	(142.5)	3.8	(31.9)	(2,445.6)	(2,306.5)
Realised gains/losses on capital cost hedges[7]	—	—	—	—	—	—	—	—	—	32.9	32.9	32.9
Non-cash remuneration (share-based payments)	—	—	—	—	—	—	—	—	—	(0.1)	(0.1)	(0.1)
Cash remuneration (long-term employee benefits)[7]	—	—	—	—	—	—	—	—	—	(0.6)	(0.6)	(0.6)
Other[7]	—	—	—	—	—	—	—	—	—	(3.6)	(3.6)	(3.6)
Lease Payments[7]	—	—	—	—	—	—	—	—	—	(5.2)	(5.2)	(5.2)
Exploration, feasibility and evaluation costs[5,7]	—	—	(6.6)	(5.0)	—	—	—	—	(1.6)	(28.1)	(41.3)	(36.3)
Non-sustaining capital expenditure[3,7]	(20.4)	—	(6.0)	(7.5)	(13.6)	(31.9)	(36.1)	(1.5)	(28.1)	(374.9)	(520.1)	(512.6)
All-in costs[4]	(403.6)	(602.7)	(216.7)	(151.6)	(406.9)	(291.3)	(329.2)	(144.0)	(25.9)	(411.6)	(2,983.6)	(2,832.0)
Gold only ounces sold ('000oz)	292.6	521.7	254.4	97.2	391.1	222.8	283.6	124.4	113.0	—	2,300.8	2,203.6
All-in sustaining costs	(383.2)	(602.7)	(204.1)	(139.1)	(393.3)	(259.4)	(293.1)	(142.5)	3.8	(31.9)	(2,445.6)	(2,306.5)
All-in sustaining costs net of by-product revenue per ounce of gold sold (US$/oz)	1,310	1,155	802	1,431	1,006	1,164	1,033	1,146	(34)	—	1,063	1,047
All-in costs	(403.6)	(602.7)	(216.7)	(151.6)	(406.9)	(291.3)	(329.2)	(144.0)	(25.9)	(411.6)	(2,983.6)	(2,832.0)
All-in costs net of by-product revenue per ounce of gold sold (US$)	1,379	1,155	852	1,559	1,040	1,308	1,161	1,158	230	—	1,297	1,285
1    Equity-accounted joint venture.
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
5    Includes exploration, feasibility and evaluation and share of equity-accounted losses of Far Southeast Gold Resources Incorporated (“FSE”).
6    Other includes offshore structure costs and management fees.
7    Based on information underlying the audited consolidated annual financial statements of Gold Fields Limited for the year ended 31 December 2021.

AFR-77

Gold Fields Annual Financial Report including Governance Report 2022
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
1    Equity-accounted joint venture.
2    By-product revenue at Cerro Corona relates to copper. For all the other operations, by-product revenue relates to silver.
3    This total may not reflect the sum of the line items due to rounding.
4    Based on information underlying the audited consolidated annual financial statements of Gold Fields Limited for the year ended 31 December 2021.
AISC AND AIC
AISC net of by-product revenues (including Asanko) increased by 4% from US$1,063 per ounce of gold in 2021 to US$1,105 per ounce of gold in 2022, mainly due to higher sustaining capital expenditure and higher cost of sales before amortisation and depreciation, partially offset by higher gold sold and the 11% weakening of the South African Rand against the US Dollar and 8% weakening of the Australian Dollar against US Dollar. AIC net of by-product revenues (including Asanko) increased by 2% from US$1,297 per ounce of gold in 2021 to US$1,320 per ounce of gold in 2022, mainly due to higher sustaining capital expenditure and higher cost of sales before amortisation and depreciation, partially offset by higher gold sold, lower non-sustaining capital expenditure and the 11% weakening of the South African Rand against the US Dollar and 8% weakening of the Australian Dollar against the US Dollar.
AISC net of by-product revenues (excluding Asanko) increased by 5% from US$1,047 per ounce of gold in 2021 to US$1,097 per ounce of gold in 2022, mainly due to higher sustaining capital expenditure and higher cost of sales before amortisation and depreciation, partially offset by higher gold sold and the 11% weakening of the South African Rand against the US Dollar and 8% weakening of the Australian Dollar against the US Dollar. AIC net of by-product revenues (excluding Asanko) increased by 2% from US$1,285 per ounce of gold in 2021 to US$1,317 per ounce of gold in 2022, mainly due to higher sustaining capital expenditure and higher cost of sales before amortisation and depreciation, partially offset by higher gold sold, lower non-sustaining capital expenditure and the 11% weakening of the South African Rand against the US Dollar and 8% weakening of the Australian Dollar against the US Dollar.
AISC gross of by-product revenues (including Asanko) increased by 3% from US$1,101 per ounce of gold in 2021 to US$1,130 per ounce of gold in 2022, mainly due to higher sustaining capital expenditure and higher cost of sales before amortisation and depreciation, partially offset by higher gold sold and the 11% weakening of the South African Rand against the US Dollar and 8% weakening of the Australian Dollar against the US Dollar. AIC gross of by-product revenues (including Asanko) increased by 1% from US$1,322 per ounce of gold in 2021 to US$1,334 per ounce of gold in 2022, mainly due to higher sustaining capital expenditure and higher cost of sales before amortisation and depreciation, partially offset by higher gold sold, lower non-sustaining capital expenditure and the 11% weakening of the South African Rand against the US Dollar and 8% weakening of the Australian Dollar against the US Dollar.
AISC gross of by-product revenues (excluding Asanko) increased by 3% from US$1,087 per ounce of gold in 2021 to US$1,124 per ounce of gold in 2022, mainly due to higher sustaining capital expenditure and higher cost of sales before amortisation and depreciation, partially offset by higher gold sold and the 11% weakening of the South African Rand against the US Dollar and 8% weakening of the Australian Dollar against the US Dollar. AIC gross of by-product revenues (excluding Asanko) increased by 1% from US$1,312 per ounce of gold in 2021 to US$1,331 per ounce of gold in 2022, mainly due to higher sustaining capital expenditure and higher cost of sales before amortisation and depreciation, partially offset by higher gold sold, lower non-sustaining capital expenditure and the 11% weakening of the South African Rand against the US Dollar and 8% weakening of the Australian Dollar against the US Dollar.

AFR-78

Gold Fields Annual Financial Report including Governance Report 2022

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
Where unrefined mineral resources (such as uranium) constitute less than 10% in value of the total composite mineral resources, the royalty rate in respect of refined mineral resources may be used for all gross sales and a separate calculation of EBIT for each class of mineral resources is not required. For Gold Fields, this means that currently it pays a royalty based on the refined minerals royalty calculation as applied to its gross revenue. The rate of royalty tax payable for 2022, 2021 and 2020 was 0.5% of revenue.
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
The average rate of royalty tax payable for 2022, 2021 and 2020 based on the above sliding scale was 4.1%, 4.1% and 4.1% on revenue, respectively. Asanko does not have a DA with the government and was subject to a 5% royalty tax rate for 2022, 2021 and 2020.
Australia
Royalties are payable to the state based on the amount of gold produced from a mining tenement. Royalties are payable quarterly at a fixed rate of 2.5% of the royalty value of gold sold. The royalty value of gold is the amount of gold produced during the month multiplied by the average gold spot price for the month.
Peru
Royalties and Special Mining Tax are both calculated with reference to the operating margin and ranging from 1% (for operating margins less than 10%) to 12% (for operating margins of more than 80%), or 1% of revenue, the highest of both amounts. Cerro Corona’s effective royalty and Special Mining Tax rate for 2022, 2021 and 2020 was 4.2%, 4.4% and 3.9% of operating profit, respectively.

AFR-79

Gold Fields Annual Financial Report including Governance Report 2022
Management’s Discussion and Analysis of the Financial Statements continued

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
Gold Fields has appropriate controls and procedures in place to ensure compliance with relevant tax legislation in all the jurisdictions in which it operates. This includes compliance with transfer pricing (“TP”) legislation and associated TP documentation requirements, which is governed by the Group TP policy. The Group TP policy is fully compliant with OECD guidelines and is regularly updated and benchmarked by independent experts. Uncertain tax positions are properly evaluated, and reported in terms of (IAS) 37 Provisions, Contingent Liabilities and Contingent Assets. All material uncertain tax positions as per IAS 37 are fully disclosed to and evaluated by our external auditors.
The Group is subject to South African Controlled Foreign Companies (“CFC”) tax legislation which is aimed at taxing passive income and capital gains realised by its foreign subsidiaries (to the extent that it was not taxed in the foreign jurisdiction).
The Group is reporting its key financial figures on a country-by-country basis as from 2017 onwards. The country-by- country reports are filed with the South African Revenue Service, which will exchange the information with all the relevant jurisdictions with which it has concluded or negotiated exchange of information agreements. Gold Fields also reports its total tax contribution and indicative tax rate per country in its Annual Financial Report.
The Group oversees its tax affairs through multiple levels of management. The Group has invested and allocated appropriate resources in the Group tax department to ensure we comply with our global tax obligations. The Group has a global team of tax professionals; located in all of its operating jurisdictions, charged with managing their respective tax affairs in line with Group’s Code of Conduct, global tax strategy and internal policies.
The Chief Financial Officer has ultimate responsibility for setting Group’ tax strategy. The day-to-day operational responsibility for the execution of tax policy resides with the Vice President and Group Head of Tax. The Vice President and Group Head of Tax and Chief Financial Officer reports tax matters to the Board’s Audit Committee on a regular basis. The Group’s tax strategy is reviewed and approved formally by the Audit Committee and the Board on an annual basis.
The Group seeks to maintain open, constructive and ethical relationships with tax authorities. The Group strives for transparency in all its dealings with tax authorities. The Group attempts to work collaboratively with tax authorities to resolve disputes where tax laws are unclear, in a timely manner. The Group will seek to protect its position in the courts where it believes a tax authority has assessed a transaction or position incorrectly or unfairly under the law. The Group also interacts with governments on the development of fair, clear and predictable tax laws. The Group does this directly or through various industry organisations.

AFR-80

Gold Fields Annual Financial Report including Governance Report 2022

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
Gold Fields pays taxes on its taxable income generated by its mining and non-mining tax entities. Under South African law, gold mining companies and non-gold mining companies are taxed at different rates. Companies in the Group not carrying on direct gold mining operations are taxed at a statutory rate of 28%. The corporate income tax rate will be reduced from 28% to 27% for tax years ending on or after 31 March 2023, and is considered to be substantively enacted. At the same time, Companies will be entitled to set off any balance of assessed losses to the extent that the set-off amount does not exceed the higher of R1 million and 80% of the taxable income for that year.
Gold Fields Operations Limited (“GFO”), and GFI Joint Venture Holdings Proprietary Limited (“GFIJVH”), jointly own the South Deep mine and constitute gold mining companies for South African taxation purposes. These companies are subject to the gold formula on their mining income.
The applicable formula takes the form Y = 34 – 170/x where Y = the tax rate to be determined and x = the ratio of taxable income to the total income (expressed as a percentage).
During June 2022, the South African Revenue Services published the draft 2022 Rates & Monetary Bill, inclusive of an amendment to the gold tax formula from Y = 34 – 170/X to Y = 33 – 165/X in respect of year assessments ending on or after 31 March 2023, which is considered to be substantively enacted. This resulted in the effective mining tax rate for Gold Fields Operations Limited ("GFO") and GFI Joint Venture Holdings (Proprietary) Limited ("GFIJVH"), owners of the South Deep mine, decreasing from 29% at 31 December 2021 to 28% at 31 December 2022 (2021: 29% and 2020: 29%).
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

AFR-81

Gold Fields Annual Financial Report including Governance Report 2022
Management’s Discussion and Analysis of the Financial Statements continued

Ghana Revenue Authority audit
During 2022, the Ghana Revenue Authority (“GRA”) issued reports following their audits of Tarkwa and Damang covering the 2018 to 2020 financial years. The liabilities imposed by the GRA amounted to US$124 million.
The tax treatment of waste stripping costs makes up around US$63 million of the GRA adjustments. The GRA’s treatment of the waste stripping costs in its assessment is in direct conflict with the specific provisions in Gold Fields’s Development Agreements (“DA”) concluded with the Ghana Government, and which were ratified by Ghana’s Parliament. In addition, the other non-DA matters raised in the assessments (45%) are for the most part error-strewn and does not indicate a risk that the tax liability for the relevant years were materially understated.
Following payments totalling US$15 million in respect of the non-DA matters only made in compliance with the requirements to filing an objection to GRA's findings, new discussions with the GRA have commenced with a view to closing out the issues in 2023.
Gold Fields position remains that the GRA’s assessments are in direct conflict with the specific provisions contained in our DA’s and this position was stated in the letter accompanying the payment. The cover letter was very clear in its position that the US$15 million payment related to the non-DA issues only. If ongoing attempts at negotiations and consultations between the parties fail, the ultimate recourse available is arbitration under clause 18.2 of the DA's. It is noted that the non-DA issues hold no merit viewed on a materiality basis.
Transfer Pricing audit
On 1 December 2021, the GRA issued a preliminary transfer pricing ("TP") audit report for 2014 to 2019 for Tarkwa and Damang, assessing total liabilities including penalties and interest of US$49 million.
Gold Fields objected to the assessments, engaged external counsel and commenced a detailed review of the GRA findings. Tarkwa and Damang made the legally required 30% payment by 31 December 2021 allowing it access to the dispute resolution process.
After extensive discussion, the GRA finalised its audit during the final quarter of 2022, disallowing a portion of the management fees charged, resulting in Tarkwa having to pay an additional amount during December 2022. The payment before year-end allowed for an application for the waiver of penalties and interest in line with the government of Ghana’s tax amnesty period.
In the light of the settlement reached, an estimate of potential exposures in the event of a GRA audit for the subsequent years 2020 to 2022 has been prepared using the GRA's methodology to categorise the various Group related expenses. Based on an estimated add-back of a portion of management fees, an amount has been provided for in respect of the subsequent period. Together with our advisors, we will develop a strategy to sensitise the GRA and resolve any misunderstandings associated with the Group TP methodology.
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

AFR-82

Gold Fields Annual Financial Report including Governance Report 2022

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
EXCHANGE RATES
Gold Fields’ Australian and South African revenues and costs are very sensitive to the Australian Dollar/US Dollar exchange rate and the Rand/US Dollar exchange rate, because revenues are generated using a gold price denominated in US Dollar, while the costs of the Australian and South African operations are incurred principally in Australian Dollar and Rand, respectively. Depreciation of the Australian Dollar and Rand against the US Dollar reduces Gold Fields’ average costs when they are translated into US Dollar, thereby increasing the operating margin of the Australian and South African operations. Conversely, appreciation of the Australian Dollar and Rand results in Australian and South African operating costs being translated into US Dollar at a lower Australian Dollar/US Dollar exchange rate and Rand/US Dollar exchange rate, resulting in higher costs in US Dollar terms and in lower operating margins. The impact on profitability of any change in the value of the Australian Dollar and Rand against the US Dollar can be substantial. Furthermore, the exchange rates obtained when converting US Dollar to Australian Dollar and Rand are set by foreign exchange markets, over which Gold Fields has no control. In 2022, the Rand weakened by 11% against the US Dollar, from an average of R14.79 per US$1.00 in 2021 to R16.37 per US$1.00 in 2022. The Australian Dollar weakened by 8% at an average of A$1.00 per US$0.75 in 2020 to A$1.00 per US$0.69 in 2022.
With respect to its operations in Ghana and Peru, a substantial portion of Gold Fields’ operating costs (including wages) are either directly incurred in US Dollar or are translated to US Dollar. Accordingly, fluctuations in the Ghanaian Cedi and Peruvian Nuevo Soles do not materially impact operating results for the Ghana and Peru operations.
A portion of the Salares Norte project’s capital expenditure is denominated in Chilean pesos. Depreciation or appreciation of the Chilean peso against the US dollar will reduce or increase their capital expenditure when translating into US dollars. In 2020, Gold Fields entered into a foreign currency hedge to mitigate the full exchange rate exposure. The contract matured in 2022.
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

AFR-83

Gold Fields Annual Financial Report including Governance Report 2022
Management’s Discussion and Analysis of the Financial Statements continued

Salares Norte foreign currency hedge
In March 2020, a total notional amount of US$544.5 million was hedged at a rate of CLP/US$836.45 for the period July 2020 to December 2022.
At 31 December 2022, the mark-to-market value on the hedge was US$nil (2021: negative US$6.8 million) as the hedge had matured with a realised loss of US$4.6 million (2021: gain of US$32.9 million) and an unrealised gain and prior year mark-to-market reversals of US$6.8 million (2021: loss of US$92.9 million) for the year ended 31 December 2022. For the period July 2020 to December 2022, the hedge realised a gain of US$33 million.
INFLATION
A period of significant inflation could adversely affect Gold Fields’ results and financial condition. Further, over the past several years, production costs have increased considerably. In 2022, there were significant inflationary pressures on commodity inputs (specifically fuel and explosives) and employee and contractor costs. The effect of these increases has adversely affected, and may continue to adversely affect, the profitability of Gold Fields’ operations.
Effective mining inflation for 2022 was as follows:
•9.6% in South Africa;
•12.6% in Ghana (US based);
•14.3% in Peru (US based);
•7.3% in Chile (US based);
•12.3% in Australia; and
•10.7% Group weighted inflation.
To ensure sustainability and free cash flow generation, reinvesting in and upgrading the Gold Fields portfolio is essential. To achieve this, Gold Fields embarked on a reinvestment programme since 2020 with a significant capital spend due to the construction of Salares Norte. Given the high levels of capital expenditure, the Group undertook short-term hedging. For further details, refer to pages 207 to 210.
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
Group
Capital expenditure for the Group (excluding Asanko) decreased by 2% from US$1,089 million in 2021 (comprising sustaining capital expenditure of US$576 million and growth capital expenditure of US$513 million) to US$1,069 million in 2022 (comprising sustaining capital expenditure of US$656 million and growth capital expenditure of US$413 million).
Set out on the following page are the capital expenditures made by Gold Fields during 2022. Also, refer to “Cash flows from investing activities” section.

AFR-84

Gold Fields Annual Financial Report including Governance Report 2022

	United States Dollar
	2022			2021
Figures in million unless otherwise stated	Sustaining capital	Growth capital	Total capital	Sustaining capital	Growth capital	Total capital

South Deep	98	21	119	69	20	89
South African region	98	21	119	69	20	89
Tarkwa	229	—	229	209	—	209
Damang	50	10	60	17	6	23
Ghanaian region	279	10	289	226	6	232
Cerro Corona	31	15	46	28	28	56
Salares Norte	10	286	296	—	375	375
South American region	41	301	342	28	403	431
St Ives	88	13	101	90	14	104
Agnew	54	31	85	56	32	88
Granny Smith	61	37	98	64	36	100
Gruyere – 50%	33	—	33	42	2	44
Australian region	236	81	317	252	84	336
Other	2	—	2	1	—	1
Capital expenditure	656	413	1,069	576	513	1,089
South African region
Gold Fields spent R1,943 million (US$119 million) on capital expenditure at South Deep in 2022 and has budgeted approximately R1,855 million (US$116 million) for only sustaining capital expenditure at South Deep in 2023. The capital expenditure of R1,943 million (US$119 million) in 2022 comprised sustaining capital expenditure of R1,610 million (US$98 million) and growth capital expenditure of R334 million (US$21 million).
Ghanaian region
Gold Fields spent US$229 million on capital expenditure at Tarkwa in 2022 and has budgeted US$243 million for capital expenditure at Tarkwa for 2023. The total spend relates to sustaining capital expenditure.
Gold Fields spent US$60 million on capital expenditure at Damang in 2022 and has budgeted US$7 million of capital expenditure at Damang for 2023. The expenditure of US$60 million in 2022 comprised sustaining capital expenditure of US$50 million and growth capital expenditure of US$10 million. The budgeted capital expenditure of US$7 million comprises sustaining capital expenditure only.
The capital expenditure at Asanko (45%) for 2022 was US$8 million. The capital expenditure of US$8 million in 2022 comprised sustaining capital expenditure of US$5 million and growth capital expenditure of US$3 million. Budgeted capital expenditure for Asanko will be updated later in the year when a new and approved business plan is provided by Galiano Gold Inc. to the Group.
South American region
Gold Fields spent US$46 million on capital expenditure at Cerro Corona in 2022 and has budgeted US$45 million for capital expenditure at Cerro Corona for 2023. The capital expenditure of US$46 million in 2022 comprised US$31 million sustaining capital expenditure and US$15 million growth capital. The budgeted capital expenditure of US$45 million comprises sustaining capital expenditure of US$37 million and growth capital expenditure of US$8 million.
Gold Fields spent US$296 million on growth capital expenditure at Salares Norte in 2022 and has budgeted US$386 million for capital expenditure at Salares Norte for 2023. The capital expenditure of US$296 million in 2022 comprised US$10 million sustaining capital expenditure and US$286 million growth capital. The budgeted capital expenditure of US$386 million comprises sustaining capital expenditure of US$159 million and growth capital expenditure of US$227 million.

AFR-85

Gold Fields Annual Financial Report including Governance Report 2022
Management’s Discussion and Analysis of the Financial Statements continued

Australian region
Gold Fields spent A$146 million (US$101 million) on capital expenditure at St Ives in 2022 and has budgeted A$327 million (US$229 million) for capital expenditure at St Ives in 2023. The capital expenditure of A$146 million (US$101 million) in 2022 comprised A$126 million (US$88 million) sustaining capital expenditure and A$20 million (US$13 million) growth capital. The budgeted capital expenditure of A$327 million (US$229 million) comprises sustaining capital expenditure of A$290 million (US$203 million) and growth capital expenditure of A$37 million (US$26 million).
Gold Fields spent A$123 million (US$85 million) on capital expenditure at Agnew in 2022 and has budgeted A$125 million (US$88 million) for capital expenditure at Agnew for 2023. The capital expenditure of A$123 million (US$85 million) in 2022 comprised A$79 million (US$54 million) sustaining capital expenditure and A$44 million (US$31 million) growth capital. The budgeted capital expenditure of A$125 million (US$88 million) comprises sustaining capital expenditure of A$107 million (US$75 million) and growth capital expenditure of A$18 million (US$13 million).
Gold Fields spent A$141 million (US$98 million) on capital expenditure at Granny Smith in 2022 and has budgeted A$117 million (US$82 million) for capital expenditure at Granny Smith for 2023. The capital expenditure of A$141 million (US$98 million) in 2022 comprised A$88 million (US$61 million) sustaining capital expenditure and A$53 million (US$37 million) growth capital. The budgeted capital expenditure of A$117 million (US$82 million) comprises sustaining capital expenditure of A$88 million (US$62 million) and growth capital expenditure of A$29 million (US$20 million).
Gold Fields spent A$48 million (US$33 million) on sustaining capital expenditure at Gruyere in 2022 and has budgeted A$98 million (US$69 million) for sustaining capital expenditure for 2023.
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
SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES
Gold Fields’ significant accounting policies are fully described in the accounting policies to its consolidated financial statements included in this Annual Financial Report (refer pages 141 to 199). Some of Gold Fields’ accounting policies require the application of significant judgements and estimates by management that can affect the amounts reported in the consolidated financial statements. By their nature, these judgements are subject to a degree of uncertainty and are based on Gold Fields’ historical experience, terms of existing contracts, management’s view on trends in the gold mining industry, information from outside sources and other assumptions that Gold Fields considers to be reasonable under the circumstances. Actual results could differ from these estimates under different assumptions or conditions.
RESULTS FOR THE PERIOD – YEARS ENDED 31 DECEMBER 2022 AND 31 DECEMBER 2021
Profit attributable to owners of the parent for the Group decreased by 10% from US$789 million (or US$0.89 per share) in 2021 to US$711 million (or US$0.80 per share) in 2022. The reasons for this decrease are discussed on the following pages.
Revenue
Revenue increased by 2% from US$4,195 million in 2021 to US$4,287 million in 2022. The increase in revenue of US$92 million was due to higher gold sold.
The average US Dollar gold price achieved by the Group (excluding Asanko) decreased by 1% from US$1,794 per equivalent ounce in 2021 to US$1,785 per equivalent ounce in 2022. The average Rand gold price increased by 11% from R851,102 per kilogram in 2021 to R943,581 per kilogram in 2022. The average Australian Dollar gold price increased by 8% from A$2,401 per ounce in 2021 to A$2,592 per ounce in 2022. The average US Dollar gold price for the Ghanaian operations (including Asanko) increased marginally from US$1,794 per ounce in 2021 to US$1,802 per ounce in 2022 and the average US Dollar gold price for the Ghanaian operations (excluding Asanko) increased by 1% from US$1,797 per ounce in 2021 to US$1,806 per ounce in 2022. The average equivalent US Dollar gold price, net of treatment and refining charges, for Cerro Corona decreased by 5% from US$1,750 per equivalent ounce in 2021 to US$1,671 per equivalent ounce in 2022. The average US Dollar/Rand exchange rate weakened by 11% against the US Dollar, from an average of R14.79 per US$1.00 in 2021 to R16.37 per US$1.00 in 2022. The Australian Dollar weakened by 8% at an average of A$1.00 per US$0.75 in 2021 to A$1.00 per US$0.69 in 2022.

AFR-86

Gold Fields Annual Financial Report including Governance Report 2022

Gold sales from operations (excluding Asanko) increased by 3% from 2,339,100 equivalent ounces in 2021 to 2,401,900 equivalent ounces in 2022. Gold sales at the South African operation increased by 12% from 9,102 kilograms (292,600 ounces) in 2021 to 10,200 kilograms (327,900 ounces) in 2022. Gold sales at the Ghanaian operations (excluding Asanko) increased by 2% from 776,100 ounces in 2021 to 758,000 ounces in 2022. Gold equivalent sales at the Peruvian operation (Cerro Corona) increased by 5% from 248,400 equivalent ounces in 2021 to 260,100 equivalent ounces in 2022. At the Australian operations, gold sales increased by 3% from 1,021,900 ounces in 2021 to 1,055,800 ounces in 2022. As a general rule, Gold Fields sells all the gold it produces.

	2022			2021
	Revenue US$ million	Gold sold ’000oz	Gold produced ’000oz	Revenue US$ million	Gold sold ’000oz	Gold produced ’000oz

South Deep	587.9	327.9	327.9	523.8	292.6	292.6
Tarkwa	953.8	529.1	531.6	936.9	521.7	521.7
Damang	414.8	228.9	230.0	457.5	254.4	254.4
Asanko - 45%[1]	133.7	75.5	76.7	172.1	97.2	94.6
Cerro Corona	434.7	260.1	260.5	434.8	248.4	248.3
St Ives	670.9	373.2	376.7	705.5	391.1	393.0
Agnew	427.9	238.7	239.2	402.0	222.8	223.0
Granny Smith	515.2	287.4	287.9	510.4	283.6	279.2
Gruyere – 50%	281.5	156.4	157.3	224.4	124.4	123.3
Total Group (including Asanko)	4,420.4	2,477.4	2,487.8	4,367.3	2,436.3	2,430.1
Total Group (excluding Asanko)	4,286.7	2,401.9	2,411.1	4,195.2	2,339.1	2,335.5
1    Equity-accounted joint venture. Included above for information only, not included in revenue for the Group.
At South Deep in South Africa, gold sales increased by 12% from 9,102 kilograms (292,600 ounces) in 2021 to 10,200 kilograms (327,900 ounces) in 2022 due to improved efficiencies resulting in increased volumes mined and processed as well as improved mine call factor and plant recovery factor.
At the Ghanaian operations, gold sales at Tarkwa increased by 1% from 521,700 ounces in 2021 to 529,100 ounces in 2022 mainly due to higher tonnes processed and yield. Damang’s gold sales decreased by 10% from 254,400 ounces in 2021 to 228,900 ounces in 2022 mainly due to lower yield as a result of lower grade of ore processed. Gold sales at Asanko decreased by 22% from 97,200 ounces in 2021 to 75,500 ounces in 2022 mainly due to lower yield.
At Cerro Corona in Peru, copper sales increased by 4% from 25,795 tonnes in 2021 to 26,704 tonnes in 2022 due to higher copper recoveries, while gold sales increased by 16% from 112,957 ounces in 2021 to 130,555 ounces in 2022 due to selective processing of higher grade ore and higher gold recoveries. Gold equivalent sales increased by 5% from 248,400 ounces in 2021 to 260,100 ounces in 2022.
At the Australian operations, gold sales at St Ives decreased by 5% from 391,100 ounces in 2021 to 373,200 ounces in 2022 due to a 6% decrease in tonnes processed. Agnew, gold sales increased by 7% from 222,800 ounces in 2021 to 238,700 ounces in 2022 due to an increase in yield, partially off-set by decreased ore tonnes processed. At Granny Smith, gold sales increased by 1% from 283,600 ounces in 2021 to 287,400 ounces in 2022 due to an increase in yield on higher grades mined, partially offset by decreased ore tonnes processed. At Gruyere, gold sales increased by 26% from 124,400 ounces in 2021 to 156,400 ounces in 2022 due to increased ore processed at higher grade.
Cost of sales
Cost of sales, which comprises cost of sales before gold inventory change and amortisation and depreciation, gold inventory change and amortisation and depreciation, increased by 10% from US$2,375 million in 2021 to US$2,608 million in 2022. The reasons for this increase are described below.

AFR-87

Gold Fields Annual Financial Report including Governance Report 2022
Management’s Discussion and Analysis of the Financial Statements continued

Cost of sales before gold inventory change and amortisation and depreciation
Cost of sales before gold inventory change and amortisation and depreciation increased by 8% from US$1,785 million in 2021 to US$1,932 million in 2022 mainly due to inflationary increases affecting all the regions, partially offset by the weakening of the South African Rand and Australian Dollar.
At South Deep in South Africa, cost of sales before gold inventory change and amortisation and depreciation increased by 15% from R4,618 million (US$312 million) in 2021 to R5,314 million (US$325 million) in 2022 mainly due to a 5% increase in total tonnes mined, a 2% increase in total tonnes milled and inflationary increases on consumables, contractors, electricity and employee costs
At the Ghanaian operations (excluding Asanko), cost of sales before gold inventory change and amortisation and depreciation increased by 7% from US$562 million in 2021 to US$600 million in 2022. At Tarkwa, cost of sales before gold inventory change and amortisation and depreciation increased by 20% from US$340 million in 2021 to US$407 million in 2022 mainly due to a 19% increase in ore tonnes mined, a 12% increase in operational waste tonnes mined and inflationary increases mainly impacting fuel, explosives, grinding media and employee costs. At Damang, cost of sales before gold inventory change and amortisation and depreciation decreased by 13% from US$222 million in 2021 to US$193 million in 2022 mainly due to a 29% decrease in ore tonnes mined and a 47% decrease in operational waste tonnes mined despite processing volume remaining similar, partially offset by inflationary increases mainly impacting fuel, explosives, grinding media and employee costs.
Asanko is accounted for as an equity accounted investees and Gold Fields share of its cost of sales before gold inventory change and amortisation and depreciation is not included the Group cost of sales before gold inventory change and amortisation and depreciation. At Asanko, cost of sales before gold inventory change and amortisation and depreciation (45% basis) decreased by 37% from US$115 million in 2021 to US$73 million in 2022 mainly due to a 70% decrease in ore tonnes mined and a 81% decrease in operational waste tonnes mined due to the temporary cessation of mining activities in June 2022. Processing volume remained similar year on year.
At Cerro Corona in Peru, cost of sales before gold inventory change and amortisation and depreciation increased by 18% from US$190 million in 2021 to US$225 million in 2022 mainly due to a 54% increase in ore tonnes mined partially offset by a 20% decrease in operational waste tonnes mined. Operational costs were also impacted by inflationary increases mainly impacting fuel, explosives, grinding media and employee costs.
At the Australian operations, cost of sales before gold inventory change and amortisation and depreciation increased by 17% from A$959 million (US$721 million) in 2021 to A$1,122 million (US$777 million) in 2022. At St Ives, cost of sales before gold inventory change and amortisation and depreciation increased by 11% from A$357 million (US$268 million) in 2021 to A$396 million (US$274 million) in 2022 mainly due to a 45% increase in operational waste tonnes mined at the Neptune open pit combined with inflationary pressures on commodity inputs and employee and contractor costs which resulted in higher production costs. At Agnew, cost of sales before gold inventory change and amortisation and depreciation increased by 18% from A$224 million (US$168 million) in 2021 to A$264 million (US$183 million) in 2022 mainly due to a 6% increase in operational waste tonnes mined combined with inflationary pressures on commodity inputs and employee and contractor costs which resulted in higher production costs. At Granny Smith, cost of sales before gold inventory change and amortisation and depreciation increased by 16% from A$255 million (US$191 million) in 2021 to A$295 million (US$204 million) in 2022 mainly due to inflationary pressures on commodity inputs and employee and contractor costs which resulted in higher production costs combined with structural increases in costs related to support and paste fill due to increase in depth at the Wallaby underground mine. At Gruyere, cost of sales before gold inventory change and amortisation and depreciation increased by 36% from A$123 million (US$93 million) in 2021 to A$167 million (US$116 million) in 2022 mainly due a 278% increase in operational waste tonnes mined, combined with inflationary pressures on commodity inputs and employee and contractor costs which resulted in higher production costs.
Gold inventory change
The gold inventory credit to costs increased by 37% from US$123 million in 2021 to US$168 million in 2022.
At South Deep, the gold inventory credit to costs increased by 62% from R108 million (US$7 million) in 2021 to R175 million (US$11 million) in 2022, due to a build up of stockpiles and gold in circuit.

AFR-88

Gold Fields Annual Financial Report including Governance Report 2022

At Tarkwa, the gold inventory credit to costs increased by 20% from US$30 million in 2021 to US$36 million in 2022, due to a build-up of stockpiles.
At Damang, the gold inventory credit to costs decreased by 43% from US$72 million in 2021 to US$41 million in 2022, due to a lower build-up of stockpiles.
At Asanko, the gold inventory credit to costs of US$5 million in 2021 compared to a charge to costs of US$9 million in 2022, as the operation treated stockpiles in H2 2022.
At Cerro Corona, the gold inventory credit to costs increased by 257% from US$14 million in 2021 to US$50 million in 2022, due to a build-up of stockpiles in line with the life of mine strategy.
At St Ives, the charge to costs of A$7 million (US$5 million) in 2021 compared to a credit to costs of A$9 million (US$6 million) in 2021.
At Agnew, the charge to costs decreased by 67% from A$6 million (US$4 million) in 2021 to A$2 million (US$1 million) in 2022.
At Granny Smith, the charge to costs of A$3 million (US$2 million) in 2021 compared to a credit to costs of A$2 million (US$1 million) in 2022.
At Gruyere, the credit to costs increased by 47% from A$15 million (US$11 million) in 2021 to A$22 million (US$15 million) in 2022, due to a build up of stockpiles.
Amortisation and depreciation
Amortisation and depreciation is calculated on the units-of-production method and is based on current gold production as a percentage of total expected gold production over the lives of the different mines based on proved and probable reserves.
The amortisation in 2022 was based on the reserves as at 31 December 2021. The life-of-mine information is based on the operations reserve life of mine models. In basic terms, amortisation is calculated using the life-of-mine for each operation, which is based on: (1) the proved and probable reserves for the operation at the start of the relevant year; and (2) the amount of gold produced/mined by the operation during the year.

	Amortisation for the year ended
	31 December 2022 US$ million	31 December 2021 US$ million

South Africa region
South Deep	51.8	43.0
West Africa region
Tarkwa	220.6	172.3
Damang	97.1	92.6
South America region
Cerro Corona	125.6	88.3
Salares Norte	6.4	—
Australia region
St Ives	109.2	85.1
Agnew	70.7	64.8
Granny Smith	67.0	72.2
Gruyere	80.8	77.5
Corporate and other	15.1	17.4
Total amortisation and depreciation	844.3	713.2
Amortisation and depreciation increased by 18% from US$713 million in 2021 to US$844 million in 2022 mainly due to the higher ounces mined in 2022.

AFR-89

Gold Fields Annual Financial Report including Governance Report 2022
Management’s Discussion and Analysis of the Financial Statements continued

At South Deep in South Africa, amortisation and depreciation increased by 33% from R636 million (US$43 million) in 2021 to R848 million (US$52 million) in 2022 due to higher ounces mined.
At the Ghanaian operations (excluding Asanko), amortisation and depreciation increased by 20% from US$265 million in 2021 to US$318 million in 2022. Tarkwa increased by 28% from US$172 million in 2021 to US$221 million in 2022 mainly due to higher ounces mined. Damang increased by 4% from US$93 million in 2021 to US$97 million in 2022 mainly due a shorter reserve life.
At Cerro Corona in Peru, amortisation and depreciation increased by 43% from US$88 million in 2021 to US$126 million in 2022 mainly due to higher gold and copper ounces mined.
At the Australian operations, amortisation and depreciation increased by 19% from A$399 million (US$300 million) in 2021 to A$473 million (US$328 million) in 2022. At St Ives, amortisation and depreciation increased by 39% from A$113 million (US$85 million) in 2021 to A$157 million (US$109 million) in 2022 mainly due to increased unit rates for Neptune stage 7 and lower Hamlet development. At Agnew, amortisation and depreciation increased by 19% from A$86 million (US$65 million) in 2021 to A$102 million (US$71 million) in 2022 mainly due to effect of shorter useful life at New Holland. At Granny Smith, amortisation and depreciation increased by 1% from A$96 million (US$72 million) in 2021 to A$97 million (US$67 million) in 2022 mainly due increased ounces mined. At Gruyere, amortisation and depreciation increased by 14% from A$103 million (US$78 million) in 2021 to A$117 million (US$81 million) in 2022 due to increased ounces mined.
All-in sustaining and total all-in costs
The following table sets out for each operation and the Group, total gold sales in ounces, all-in sustaining costs and total all-in costs, net of by-product revenue, in US$/oz for 2022 and 2021:

	2022			2021
Figures in thousands unless otherwise stated	Gold only ounces sold	All-in sustaining costs – US$/oz	Total all-in costs – US$/oz	Gold only ounces sold	All-in sustaining costs – US$/oz	Total all-in costs – US$/oz

South Deep	327.9	1,294	1,356	292.6	1,310	1,379
South African operation	327.9	1,294	1,356	292.6	1,310	1,379
Tarkwa	529.1	1,248	1,248	521.7	1,155	1,155
Damang	228.9	998	1,083	254.4	802	852
Asanko[1]	75.5	1,346	1,435	97.2	1,431	1,559
Ghanaian operations	833.5	1,188	1,220	873.3	1,083	1,112
Cerro Corona[2]	130.6	310	444	113.0	(34)	230
Peruvian operation	130.6	310	444	113.0	(34)	230
St Ives	373.2	1,029	1,104	391.1	1,006	1,040
Agnew	238.7	1,130	1,298	222.8	1,164	1,308
Granny Smith	287.4	1,016	1,171	283.6	1,033	1,161
Gruyere – 50%	156.4	980	991	124.4	1,146	1,158
Australian operations	1,055.8	1,041	1,150	1,021.9	1,065	1,146
Total Group (including Asanko)	2,347.8	1,105	1,320	2,300.8	1,063	1,297
Total Group (excluding Asanko)	2,272.3	1,097	1,317	2,203.6	1,047	1,285
All-in costs are calculated in accordance with the World Gold Council Industry standard. Refer to pages 74 to 78 for detailed calculations and discussion of AIC.
1    Equity-accounted joint venture.
2    Gold sold at Cerro Corona excludes copper equivalents of 135,443 ounces in 2021 and 129,592 ounces in 2022.
Figures above may not add as they are rounded independently.

AFR-90

Gold Fields Annual Financial Report including Governance Report 2022

AISC and AIC
AISC net of by-product revenues (including Asanko) increased by 4% from US$1,063 per ounce of gold in 2021 to US$1,105 per ounce of gold in 2022, mainly due to higher sustaining capital expenditure and higher cost of sales before amortisation and depreciation, partially offset by higher gold sold and the 11% weakening of the South African Rand and 8% weakening of the Australian Dollar.
AIC net of by-product revenues (including Asanko) increased by 2% from US$1,297 per ounce of gold in 2021 to US$1,320 per ounce of gold in 2022 mainly due to the same reasons as AISC, partially offset by lower non-sustaining capital.
AISC net of by-product revenues (excluding Asanko) increased by 5% from US$1,047 per ounce of gold in 2021 to US$1,097 per ounce of gold in 2022, mainly due to higher sustaining capital expenditure and higher cost of sales before amortisation and depreciation, partially offset by higher gold sold and the 11% weakening of the South African Rand and 8% weakening of the Australian Dollar. AIC net of by-product revenues (excluding Asanko) increased by 2% from US$1,285 per ounce of gold in 2021 to US$1,316 per ounce of gold in 2022 mainly due to the same reasons as AISC, partially offset by lower non-sustaining capital.
At South Deep in South Africa, AISC increased by 9% from R622,726 per kilogram (US$1,310 per ounce) in 2021 in 2021 to R680,931 per kilogram (US$1,294 per ounce) in 2022 due to the prevailing inflationary pressures and higher sustaining capital costs partially offset by higher gold sales. AIC increased by 9% from R655,826 per kilogram (US$1,379 per ounce) in 2021 to R713,624 per kilogram (US$1,356 per ounce) in 2022 due to the same reasons as AISC as well as higher non-sustaining capital.
At the Ghanaian operations, AISC increased by 10% from US$1,083 per ounce in 2021 to US$1,188 per ounce in 2022 and AIC increased by 10% from US$1,112 per ounce in 2021 to US$1,220 per ounce in 2022. At Tarkwa, AISC and AIC increased by 8% from US$1,155 per ounce in 2021 to US$1,248 per ounce in 2022 due to higher capital expenditure and higher cost of sales before amortisation and depreciation, partially offset by higher ounces sold. At Damang, AISC increased by 24% from US$802 per ounce in 2021 to US$998 per ounce in 2022 due to lower gold sold, higher sustaining capital expenditure and higher cost of sales before amortisation and depreciation. AIC increased by 27% from US$852 per ounce in 2021 to US$1,083 per ounce in 2022 due to the same reasons as AISC and higher non-sustaining capital. At Asanko, AISC decreased by 6% from US$1,431 per ounce in 2021 to US$1,346 per ounce in 2022 due to lower cost of sales before amortisation and depreciation and sustaining capital expenditure, partially offset by lower gold ounces sold. AIC decreased by 8% from US$1,559 in 2021 to US$1,435 in 2022 due the same reasons as AISC as well as lower non-sustaining capital.
At Cerro Corona in Peru, AISC was a credit of US$34 per ounce in 2021 compared to a cost of US$310 per ounce in 2022 mainly as a result of higher operating cost due to inflation and lower by-product credits due to a lower copper price and higher sustaining capital, partially off-set by higher gold inventory credit due to higher low-grade stocking and higher gold ounces sold. AIC per ounce increased by 93% from US$230 per equivalent ounce in 2021 to US$444 per equivalent ounce in 2022 mainly due to the same reasons for AISC, partially offset by lower non-sustaining capital. AISC per equivalent ounce increased by 1% from US$920 per equivalent ounce in 2021 to US$930 per equivalent ounce in 2022 mainly due higher operating cost due to inflation and higher sustaining capital expenditure, partially offset by higher equivalent ounces sold and higher gold inventory credit as a result of higher build-up of low grade stockpile in 2022. AIC per equivalent ounce decreased by 4% from US$1,040 per equivalent ounce in 2021 to US$998 per equivalent ounce in 2022 mainly due to higher equivalent ounces sold, higher gold inventory credit as a result of higher build-up of low grade stockpile in 2022 and lower non-sustaining capital expenditure, partially offset by higher operating cost due to inflation.

AFR-91

Gold Fields Annual Financial Report including Governance Report 2022
Management’s Discussion and Analysis of the Financial Statements continued

At the Australian operations, AISC increased by 6% from A$1,418 per ounce (US$1,065 per ounce) in 2021 to A$1,503 per ounce (US$1,041 per ounce) in 2022. AIC increased by 9% from A$1,526 per ounce (US$1,146 per ounce) in 2021 to A$1,659 per ounce (US$1,150 per ounce) in 2022. At St Ives, AISC increased by 11% from A$1,339 per ounce (US$1,006 per ounce) in 2021 to A$1,485 per ounce (US$1,029 per ounce) in 2022 due to lower ounces sold, higher cost of sales before amortisation and depreciation and higher sustaining capital expenditure. AIC increased by 15% from A$1,385 per ounce (US$1,040 per ounce) in 2021 to A$1,594 per ounce (US$1,104 per ounce) in 2021 due to the same reasons as AISC. At Agnew, AISC increased by 5% from A$1,550 per ounce (US$1,164 per ounce) in 2021 to A$1,632 per ounce (US$1,130 per ounce) in 2022 due to increased sustaining capital expenditure and inflationary pressures on commodity inputs and employee and contractor costs, which resulted in higher production costs. The production and capital cost increases were partially offset by increased gold sold. AIC increased by 8% from A$1,741 per ounce (US$1,308 per ounce) in 2021 to A$1,875 per ounce (US$1,298 per ounce) in 2022 due to the same reasons as AISC. At Granny Smith, AISC increased by 7% from A$1,376 per ounce (US$1,033 per ounce) in 2021 to A$1,466 per ounce (US$1,016 per ounce) in 2022 due to increased sustaining capital expenditure and inflationary pressures on commodity inputs and employee and contractor costs, which resulted in higher production costs. The production and capital cost increases were partially offset by increased gold sold. AIC increased by 9% from A$1,545 per ounce (US$1,161 per ounce) in 2021 to A$1,691 per ounce (US$1,171 per ounce) in 2022 mainly due to the same reasons as AISC. At Gruyere, AISC decreased by 7% from A$1,525 per ounce (US$1,146 per ounce) in 2021 to A$1,415 per ounce (US$980 per ounce) in 2022 due to higher gold sold and lower capital expenditure, partially offset by higher cost of sales before amortisation and depreciation. AIC decreased by 7% from A$1,541 per ounce (US$1,158 per ounce) in 2021 to A$1,431 per ounce (US$991 per ounce) in 2022 due to the same reasons as all-in sustaining costs.
Investment income
Income from investments increased by 63% from US$8 million in 2021 to US$13 million in 2022.
The investment income in 2022 of US$13 million comprised US$1 million interest on monies invested in the South African rehabilitation trust fund and US$12 million interest on other cash and cash equivalent balances.
The investment income in 2021 of US$8 million comprised US$1 million interest on monies invested in the South African rehabilitation trust fund and US$7 million interest on other cash and cash equivalent balances.
Interest received on the South African rehabilitation trust fund remained flat at US$1 million.
Interest on other cash balances increased by 71% from US$7 million in 2021 to US$12 million in 2022 mainly due to higher cash balances and higher interest rates in 2022.
Finance expense
Finance expense decreased by 28% from US$101 million in 2021 to US$73 million in 2022.
The finance expense of US$73 million in 2022 comprised US$12 million relating to the accretion of the environmental rehabilitation liability, US$1 million relating to the unwinding of the silicosis provision, US$23 million lease interest and US$75 million on various Group borrowings, partially offset by borrowing costs capitalised of US$38 million.
The finance expense of US$101 million in 2021 comprised US$9 million relating to the accretion of the environmental rehabilitation liability, US$1 million relating to the unwinding of the silicosis provision, US$24 million lease interest and US$80 million on various Group borrowings, partially offset by borrowing costs capitalised of US$13 million.
The environmental rehabilitation liability accretion expense increased by 33% from US$9 million in 2021 to US$12 million in 2022 due to higher gross cost estimates at the end of 2021.
The unwinding of the silicosis provision remained flat at US$1 million.
The interest expense on lease liability decreased by 4% from US$24 million in 2021 to US$23 million in 2022 due to a decrease in the lease liability in 2022.
Capitalised interest increased by 192% from US$13 million in 2021 to US$38 million in 2022 due to increased capital expenditure at Salares Norte. The Salares Norte project was approved by the Board and capital expenditure commenced in April 2020. An average interest capitalisation rate of 6.4% (2021: 5.9%) was applied. The interest was capitalised in terms of IAS 23 Borrowing Costs. IAS 23 requires capitalisation of borrowing costs whenever general or specific borrowings are used to finance qualifying projects.

AFR-92

Gold Fields Annual Financial Report including Governance Report 2022

Below is an analysis of the components making up the interest on the various Group borrowings, stated on a comparative basis:

	United States Dollar
Figures in millions unless otherwise stated	2022	2021

Interest on borrowings to fund capital expenditure and operating costs at the South African operation	2	2
Interest on US$500 million 5-year notes issue	26	26
Interest on US$500 million 10-year notes issue	31	31
Interest on US$100 million revolving senior secured credit facility	1	2
Interest on US$150 million revolving senior secured credit facility	3	3
Interest on A$500 million syndicated revolving credit facility	6	7
Interest on US$1,200 million term loan and revolving credit facilities	6	8
Other interest charges	—	1
	75	80
Interest on borrowings to fund capital expenditure and operating costs at the South African operation remained flat at US$2 million. The Rand facilities are fully undrawn and the expense relates to commitment fees.
Interest on the US$500 million 5-year notes issue and US$500 million 10-year notes issue remained flat at US$26 million and US$31 million, respectively.
Interest on the US$100 million term revolving senior secured credit facility decreased by 50% from US$2 million in 2021 to US$1 million in 2022. The facility was repaid in full in 2019 and the expense relates to commitment fees.
Interest on the US$150 million revolving senior secured credit facility remained flat at US$3 million.
Interest on the A$500 million syndicated revolving credit facility decreased by 14% from US$7 million in 2021 to US$6 million in 2022. The facility is fully undrawn at 31 December 2022 and the expense relates to drawings during the year that were repaid.
Interest on the US$1,200 million term loan and revolving credit facilities decreased by 25% from US$8 million in 2021 to US$6 million in 2022. The facilities are fully undrawn at 31 December 2022 and the expense relates to drawings during the year that were repaid.
Gain/(loss) on financial instruments
The loss on financial instruments of US$100 million in 2021 compared to a gain of US$24 million in 2022.
The gain on financial instrument of US$24 million in 2022 comprised:

		United States Dollar
Figures in millions unless otherwise stated	Unrealised (losses)/gains and prior year mark-to- market reversals	Realised (losses)/ gains	Total gains

Ghana oil hedge	(3)	17	14
Australia oil hedge	(2)	10	8
Salares Norte foreign currency hedge	7	(5)	2
	2	22	24

AFR-93

Gold Fields Annual Financial Report including Governance Report 2022
Management’s Discussion and Analysis of the Financial Statements continued

The loss on financial instrument of US$100 million in 2021 comprised:

		United States Dollar
Figures in millions unless otherwise stated	Unrealised (losses)/gains and prior year mark-to- market reversals	Realised (losses)/ gains	Total (losses)/ gains

Ghana oil hedge	13	—	13
Australia oil hedge	7	1	8
Salares Norte foreign currency hedge	(93)	33	(60)
Peru copper hedge	14	(46)	(32)
Australia gold hedge	6	(31)	(25)
Maverix warrants – loss on fair value	(4)	—	(4)
	(57)	(43)	(100)
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
At 31 December 2022, the mark-to-market value on the hedge was US$nil (2021: positive US$3 million) as the hedge matured, with a realised gain of US$17 million (2021: US$nil) and an unrealised loss and prior year mark-to-market reversals of US$3 million (2021: gain of US$13 million).
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
At 31 December 2022, the mark-to-market value on the hedge was A$nil (US$nil) (2021: positive A$3 million (US$2 million)) as the hedge matured, with a realised gain of A$15 million (US$10 million) (2021: A$1 million (US$1 million)) and an unrealised loss and prior year mark-to-market reversals of A$3 million (US$2 million) (2021: gain of A$9 million (US$7 million)) for the year ended 31 December 2022.
Salares Norte
In March 2020, a total notional amount of US$544.5 million was hedged at a rate of CLP/US$836.45 for the period July 2020 to December 2022.

AFR-94

Gold Fields Annual Financial Report including Governance Report 2022

At 31 December 2022, the mark-to-market value on the hedge was US$nil (2021: negative US$7 million) as the hedge matured, with a realised loss of US$5 million (2021: gain of US$33 million) and an unrealised gain and prior year mark-to-market reversals of US$7 million (2021: loss of US$93 million) for the year ended 31 December 2022. For the period July 2020 to December 2022, the hedge realised a gain of US$33 million.
Foreign exchange gain/(loss)
The foreign exchange loss of US$2 million in 2021 compared with a gain of US$7 million in 2022.
These gains or losses on foreign exchange related to the conversion of offshore cash holdings into their functional currencies. The exchange gain of US$7m in 2022 is mainly due to the weakening of the South African Rand, Australian Dollar, Chilean Peso, Peruvian Soles and Ghanaian Cedi against the US Dollar. The exchange loss of US$2m in 2021 is mainly due to the strengthening of the Peruvian Soles and Chilean Peso, partially offset by the weakening of the Ghanaian Cedi.
Other costs, net
Other costs, net decreased by 69% from US$49 million in 2021 to US$15 million in 2022.
The costs in 2022 are mainly made up of:
•Social contributions and sponsorships of US$19 million; and
•Offshore structure costs of US$15 million;
The above were partially offset by the following:
•Rehabilitation income of US$9 million as a result of changes in estimates relating to the provision for environmental rehabilitation costs recognised in profit or loss.
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
Share-based payments decreased by 46% from US$13 million in 2021 to US$7 million in 2022 mainly due to lower forecast vesting percentages of the scheme and lower allocations made in 2022. The corresponding entry for the share-based payment expense was the share-based payment reserve within shareholders’ equity.
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

AFR-95

Gold Fields Annual Financial Report including Governance Report 2022
Management’s Discussion and Analysis of the Financial Statements continued

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
The LTIP expense remained flat at US$29 million.
Exploration expense
The exploration expense increased by 33% from US$61 million in 2021 to US$81 million in 2022.

	United States Dollar
Figures in millions unless otherwise stated	2022	2021

Australia	34	21
Salares Norte	32	27
Peru	3	2
Ghana	12	10
Exploration office costs	—	1
Total exploration expense	81	61
Share of results of equity-accounted investees, net of taxation
The share of results of equity-accounted investees, net of taxation was a loss of US$32 million in 2021 compared to a profit of US$10 million in 2022.

	United States Dollar
Figures in millions unless otherwise stated	2022	2021

Far South East Resources Incorporated (“FSE”)	(1)	(2)
Asanko Gold Inc (“Asanko”)	13	(29)
Asanko – profit before impairment	13	24
Asanko – impairment	—	(53)
Lunnon Metals Limited ("Lunnon")	(2)	(1)
Total share of result of equity-accounted investees, net of taxation	10	(32)
FSE’s share of loss of equity-accounted investees, net of taxation decreased by 50% from US$2 million in 2021 to US$1 million in 2022.
Asanko’s share of results of equity-accounted investees, net of taxation was a loss of US$29 million in 2021 compared to a profit of US$13 million in 2022. The loss of US$29 million in 2021 comprised earnings of US$24 million, offset by an impairment of US$53 million. The profit of US$13 million in 2022 comprises earnings only. The decrease in Asanko’s earnings is mainly due to lower profitability in 2022 as a result of the temporary cessation of mining activities in 2022 and processing mainly stockpiles. The impairment of Asanko in 2021 related to an impairment of US$53m of the Asanko gold mine following the identification of an impairment trigger. Due to the re-evaluation of the geological modelling by our JV partner, Galiano, which was not complete in 31 December 2021, Gold Fields was not in a position to provide a reserve and resource estimate for Asanko as at 31 December 2021. Taking this into consideration, management modelled various scenarios for the Asanko Life of Mine (LoM) in order to determine their best estimates of the future cash flows of the Asanko gold mine. The various LoM scenario runs were undertaken in an attempt to model Asanko’s future cash flows in the absence of a revised Resource and Reserve for 31 December 2021. These scenarios were based on the pre-feasibility study completed in 2019, in order to declare a Reserve at 31 December 2019, but were modified where appropriate to reflect prevailing circumstances. During 2022, there were no changes in status with respect to the completion of the technical and economic work required to generate a Reserve and Resources estimate based on a LoM. Taking this into consideration, management utilised the LoM developed for the 2022 impairment calculations and this resulted in no impairment for the year ended 31 December 2022.

AFR-96

Gold Fields Annual Financial Report including Governance Report 2022

Lunnon's share of losses of equity-accounted investees increased by 100% from US$1 million in 2021 to US$2 million in 2022. During 2022, Gold Fields acquired an additional 2.31 % and holds 33.96% (2021: 31.65%) at 31 December 2022.
Yamana break fee
US$300 million income in 2022 related to the Yamana break fee. As a result of Yamana entering into an arrangement agreement with Pan American Silver Corp and Agnico Eagle Mines Limited, Gold Fields terminated the agreement in respect of the proposed acquisition of Yamana. In accordance, within the terms of the arrangement agreement, Yamana was required to pay Gold Fields a termination fee of US$300 million.
Yamana transaction costs
The transaction costs of US$33 million related mainly to amounts paid to advisors, bankers, lawyers and accountants in connection with the proposed acquisition of Yamana.
Restructuring costs
Restructuring costs increased by 1,000% from US$1 million in 2021 to US$11 million in 2022. The cost in 2022 relates to the separation packages at Tarkwa and Damang and the cost in 2021 relates mainly to the separation packages at Tarkwa.
Silicosis settlement costs
Silicosis settlement credits increased by 100% from US$1 million in 2021 to US$2 million in 2022.
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
During 2022, reversal of costs of US$2 million, related to a change in the expected timing of the cash flows and an increase in the discount rate.
During 2021, reversal of costs of US$1 million, related to a change in the expected timing of the cash flows and an increase in the discount rate.
Impairment of investments and assets
Impairment of investments and assets increased by 1,102% from US$42 million in 2021 to US$505 million in 2022.

	United States Dollar
Figures in millions unless otherwise stated	2022	2021

Peru redundant assets	2	2
Chile redundant assets	1	—
Peru cash-generating unit	63	—
Tarkwa cash-generating unit	325	—
Capitalised exploration costs at St Ives	—	10
Impairment – FSE	114	31
	505	42

AFR-97

Gold Fields Annual Financial Report including Governance Report 2022
Management’s Discussion and Analysis of the Financial Statements continued

The impairment of US$505 million in 2022 comprised of:
•US$2 million impairment of redundant assets at Peru;
•US$63 million impairment of Peru cash-generating unit. The recoverable amount was based on its fair value lest cost of disposal (“FVLCOD”) calculated using a combination of the market (resource value) and the income approach (level 3 of the fair value hierarchy). The impairment is mainly due to the increase in the discount rate from 4.8% to 8.1% as a result of increases in the risk free rate as well as inflationary cost pressures experienced in 2022. The recoverable amount at 31 December 2022 is US$477million using the following assumptions based on the 2022 life-of-mine plan:
–Gold price:
• 2023 - US$1,740 per ounce;
• 2024 - US$1,730 per ounce;
• 2025 - US$1,700 per ounce;
• 2026 - US$1,650 per ounce; and
• Long-term - US$1,620 per ounce.
–Copper price:
• 2023 - US$7,700 per tonne;
• 2024 - US$8,150 per tonne;
• 2025 - US$8,150 per tonne;
• 2026 - US$8,150 per tonne; and
• Long-term - US$7,700 per ounce.
–Resource price of US$30 per ounce;
–Resource ounces of 1.0 million ounces;
–Life-of-mine: 8 years; and
–Discount rate of 8.1%.
•US$325 million impairment of Tarkwa cash-generating unit. The recoverable amount was based on its fair value lest cost of disposal (“FVLCOD”) calculated using a combination of the market (resource value) and the income approach (level 3 of the fair value hierarchy). The impairment is mainly due to the increase in the discount rate from 8.3% to 15.9% as a result of increases in the Ghana country risk premium and the risk free rate as well as inflationary cost pressures experienced in 2022. The recoverable amount at 31 December 2022 is US$812 million using the following assumptions based on the 2022 life-of-mine plan:
–Gold price:
• 2023 - US$1,740 per ounce;
• 2024 - US$1,730 per ounce;
• 2025 - US$1,700 per ounce;
• 2026 - US$1,650 per ounce; and
• Long-term - US$1,620 per ounce.
–Resource price of US$71 per ounce;
–Resource ounces of 24.5 million ounces;
–Life-of-mine: 13 years; and
–Discount rate of 15.9%.
•Impairment of FSE of US$114 million. Management has actively been engaged in the process of disposing of FSE in 2022. The disposal process proved unsuccessful and no offers were received. Management’s assessment is that it is unlikely the investment could be sold for any value and wrote off the investment by US$114 million to a carrying value of US$nil.
The impairment of US$42 million in 2021 comprised of:
•US$2 million impairment of redundant assets at Peru;
•US$10 million impairment of capitalised exploration costs at St Ives based on technical and economic parameters of various studies; and
•Impairment of FSE of US$31 million based on the fair value less cost of disposal of the investment which was indirectly derived from the market value of Lepanto Consolidated Mining Company.

AFR-98

Gold Fields Annual Financial Report including Governance Report 2022

Ghana expected credit loss
Ghana expected credit loss ("ECL") decreased by 56% from US$41 million in 2021 to US$18 million in 2022.
The ECL of US$18 million in 2022 comprises US$4 million raised against a contractor loan receivable and US$14 million raised against a Tarkwa receivable at 31 December 2022. Due to issues with fleet availability at both Tarkwa and Damang, an agreement was entered into between Gold Fields and Engineers and Planners (“E&P”) to provide financial assistance to E&P in order to procure new fleet in 2020. The initial contractor loan receivable amounted to US$68 million and at 31 December 2022 a cumulative impairment of US$45 million (2022: US$4 million and 2021: US$41 million) was raised, resulting in a net balance of US$23 million.
Profit on disposal of assets
Profit on disposal of assets increased by 11% from US$9 million in 2021 to US$10 million in 2022. The profits in 2021 and 2022 related mainly to the sale of redundant assets at South Deep and Australia.
Royalties
Royalties decreased by 2% from US$112 million in 2021 to US$110 million in 2022 and are made up as follows:

	United States Dollar
Figures in millions unless otherwise stated	2022	2021

South Africa	3	3
Ghana	55	55
Peru	6	8
Australia	46	46
	110	112
The royalty in South Africa remained flat at US$3 million mainly due to the weakening of the South African Rand to the US Dollar. In South African Rand, the royalty increased by 23% from R39 million in 2021 to R48 million in 2022 in line with the increase in revenue.
The royalty in Ghana remained flat at US$55 million.
The royalty in Peru decreased by 25% from US$8 million in 2021 to US$6 million in 2022 due to a decrease in operating profit margin in 2022.
The royalty in Australia remained similar at US$46 million in 2022 mainly due to the weakening of the Australian Dollar to the US Dollar. In Australian Dollar, the royalty increased by 11% from A$61 million in 2021 to A$68 million in 2022 in line with the increase in revenue.
Mining and income tax
The mining and income tax charge increased by 4% from US$425 million in 2021 to US$442 million in 2022.
The table below indicates Gold Fields’ effective tax rate in 2022 and 2021:

	United States Dollar
Figures in millions unless otherwise stated	2022	2021

Income and mining tax credit/(charge) (US$ million)	(442)	(425)
Effective tax rate (%)	38.0	33.9
In 2022, the effective tax rate of 38.0% was higher than the maximum South African mining statutory tax rate of 34% mainly due to the tax effect of the following:
•US$66 million adjustment to reflect the actual realised company tax rates in South Africa and offshore;
•US$3 million of non-deductible share of results of equity-accounted investees, net of taxation;
•US$18 million non-taxable capital gains tax portion of Yamana break fee and transaction costs;
•US$4 million deferred tax movement on Peruvian Nuevo Sol devaluation against US Dollar; and
•US$1 million deferred tax assets utilised at Tarkwa and Damang.

AFR-99

Gold Fields Annual Financial Report including Governance Report 2022
Management’s Discussion and Analysis of the Financial Statements continued

The above were offset by the following tax effected charges:
•US$2 million non-deductible share-based payments;
•US$39 million not recognised on FSE impairment;
•US$22 million non-deductible interest paid;
•US$21 million dividend withholding tax;
•US$18 million of net non-deductible expenditure and non-taxable income;
•US$5 million of various Peruvian non-deductible expenses;
•US$14 million deferred tax assets not recognised at Cerro Corona;
•USS$3 million prior year adjustments; and
•US$6 million deferred tax charge on change of tax rate at South Deep.
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
Profit for the year
As a result of the factors discussed above, the profit decreased by 13% from US$830 million in 2021 to US$722 million in 2022.
Profit attributable to owners of the parent
Profit attributable to owners of the parent decreased by 10% from US$789 million in 2021 to US$711 million in 2022.
Profit attributable to non-controlling interests
Profit attributable to non-controlling interests decreased by 73% from US$40 million in 2021 to US$11 million in 2022.
The non-controlling interest consists of Gold Fields Ghana Limited (Tarkwa) and Abosso Goldfields Limited (Damang) at 10% each at the end of 2022 and 2021, Gold Fields La Cima S.A. (Cerro Corona) at 0.47% at the end of 2022 and 2021 and Newshelf 899 (Proprietary) Limited (South Deep) at 3.57% at the end of 2022 and 2021.

AFR-100

Gold Fields Annual Financial Report including Governance Report 2022

The amount making up the non-controlling interest is shown below:

	2022	2021	2022	2021
	Non-controlling interest Effective*	Non-controlling interest Effective*	US$ million	US$ million

Gold Fields Ghana – Tarkwa	10.0%	10.0%	(3)	26
Abosso Goldfields – Damang	10.0%	10.0%	9	10
Gold Fields La Cima – Cerro Corona	0.47%	0.47%	—	—
Newshelf 899 – South Deep	3.57%	3.57%	5	4
			11	40
*    Average for the year.
Basic earnings per share
As a result of the above, Gold Fields earnings decreased by 10% from US$0.89 per share in 2021 to US$0.80 per share in 2022.
Normalised profit attributable to owners of the parent
Normalised profit attributable to owners of the parent is considered an important measure by Gold Fields of the profit realised by the Group in the ordinary course of operations. In addition, it forms the basis of the dividend pay-out policy. Normalised profit is defined as profit excluding gains and losses on foreign exchange, financial instruments and non-recurring items after taxation and non-controlling interest effect. Normalised profit attributable to owners of the parent decreased by 7% from US$929 million or US$1.05 per share in 2021 to US$860 million or US$0.97 per share in 2022.
Normalised profit attributable to owners of the parent reconciliation for the Group is calculated as follows:

	United States Dollar
Figures in millions unless otherwise stated	2022	2021

Profit for the year attributable to owners of the parent	711	789
Non-recurring items[1]	245	89
Tax effect of non-recurring items	(58)	(4)
Non-controlling interest effect of non-recurring items	(24)	(4)
Share of results of equity-accounted investees – Asanko impairment	—	53
(Gain)/loss on foreign exchange	(7)	2
Tax effect on foreign exchange	3	1
Non-controlling interest effect of gain on foreign exchange	—	1
(Gain)/loss on financial instruments	(24)	100
Tax effect on financial instruments	8	(12)
Non-controlling interest effect of loss on financial instruments	1	1
South Deep deferred tax change	5	—
Salares Norte deferred tax asset raised	—	(87)
Normalised profit attributable to owners of the parent	860	929
1    Non-recurring items are considered unusual and not expected during regular business operations and comprise the following:

	United States Dollar
Figures in millions unless otherwise stated	2022	2021

Profit on the sale of assets	(10)	(9)
Yamana break fee	(300)	—
Yamana transaction costs	33	—
Impairment of assets	505	41
Restructuring costs	11	1
Rehabilitation adjustments	(9)	11
Ghana expected credit losses	18	41
Other non-recurring items	(3)	4
Total non-recurring items	245	89

AFR-101

Gold Fields Annual Financial Report including Governance Report 2022
Management’s Discussion and Analysis of the Financial Statements continued

LIQUIDITY AND CAPITAL RESOURCES – YEARS ENDED 31 DECEMBER 2022 AND 31 DECEMBER 2021
CASH RESOURCES
Cash flows from operating activities
Cash inflows from operating activities increased by 12% from US$1,230 million in 2021 to US$1,379 million in 2022. The items comprising these are discussed below.
The increase in inflow of US$149 million was due to:

Figures in millions unless otherwise stated	United States Dollar

Increase in cash generated by operations mainly due to higher gold sold and the Yamana break fee received	312
Increase in interest received	5
Increase in investment in working capital	(45)
Decrease in silicosis payments	3
Decrease in interest paid due to lower borrowings	6
Increase in royalties paid due to higher gold sold	(3)
Increase in taxes paid[1]	(163)
Decrease in dividends paid due to lower normalised earnings and lower dividends paid to non-controlling interest	34
149
1    The higher taxation payment included withholding tax of US$75 million on the Yamana break fee which will be refunded in 2023, US$65 million tax paid to the South African Revenue Service on the Yamana break fee, as well as US$23m additional tax payment to the Ghana Revenue Authority related to transfer pricing.
Dividends paid decreased by 9% from US$370 million in 2021 to US$336 million in 2022. The dividends paid of US$336 million in 2022 comprised dividends paid to ordinary shareholders of US$304 million, dividends paid to non-controlling interests in Ghana of US$30 million and South Deep BEE dividend of US$1 million.
The dividends paid of US$370 million in 2021 comprised dividends paid to ordinary shareholders of US$322 million, dividends paid to non-controlling interests in Ghana of US$47 million and South Deep BEE dividend of US$1 million.
Cash flows from investing activities
Cash outflows from investing activities increased marginally from US$1,071 million in 2021 to US$1,072 million in 2022.
The increase in outflow of US$1 million was due to:

Figures in millions unless otherwise stated	United States Dollar

Decrease in additions to property, plant and equipment	20
Increase in capital expenditure – working capital	(3)
Decrease in proceeds on disposal of property, plant and equipment	(1)
Decrease in purchase of investments	6
Decrease in redemption of Asanko preference shares	(5)
Decrease in proceeds on disposal of investments	(17)
Increase in environmental trust funds contributions	(1)
(1)

AFR-102

Gold Fields Annual Financial Report including Governance Report 2022

Additions to property, plant and equipment
Capital expenditure decreased by 2% from US$1,089 million in 2021 to US$1,069 million in 2022.

	United States Dollar
	2022			2021
Figures in million unless otherwise stated	Sustaining capital	Growth capital	Total capital	Sustaining capital	Growth capital	Total capital

South Deep	98	21	119	69	20	89
South African region	98	21	119	69	20	89
Tarkwa	229	—	229	209	—	209
Damang	50	10	60	17	6	23
Asanko[1]	5	3	8	13	8	21
Ghanaian region (including Asanko)	284	13	297	239	14	253
Ghanaian region (excluding Asanko)	279	10	289	226	6	232
Cerro Corona	31	15	46	28	28	56
Salares Norte	10	286	296	—	375	375
South American region	41	301	342	28	403	431
St Ives	88	13	101	90	14	104
Agnew	54	31	85	56	32	88
Granny Smith	61	37	98	64	36	100
Gruyere – 50%	33	—	33	42	2	44
Australian region	236	81	317	252	84	336
Other	2	—	2	1	—	1
Capital expenditure (including Asanko)	661	416	1077	589	521	1,110
Capital expenditure (excluding Asanko)	656	413	1069	576	513	1,089
1    Equity-accounted joint venture. Asanko capital expenditure not included in the Group capital expenditure per the cash flow statement.
Capital expenditure at South Deep in South Africa increased by 47% from R1.3 billion (US$89 million) in 2021 to R1.9 billion (US$119 million) in 2022. The capital expenditure of R1.9 billion (US$119 million) in 2022 comprised R1.6 billion (US$98 million) sustaining capital and R334 million (US$21 million) growth capital. The capital expenditure of R1.3 billion (US$89 million) in 2021 comprised R1.0 billion (US$69 million) sustaining capital and R301 million (US$20 million) growth capital. The increase in sustaining capital was mainly due to higher spent on construction of the solar plant of R420 million (R547 million in 2022 vs R127 million in 2021) and Doornpoort Tailings Storage Facility extension R34 million (R123 million in 2022 vs. R89 million in 2021). This increase in growth capital was mainly due to increased development.
Capital expenditure at the Ghanaian region (excluding Asanko) increased by 25% from US$232 million in 2021 to US$289 million in 2022:
•Tarkwa increased by 10% from US$209 million in 2021 to US$229 million in 2021 mainly due increased expenditure on capital waste stripping cost. The increase in capital waste stripping cost is due to higher mining cost driven by higher fuel price, explosives and contractor rise and fall cost. All capital related to sustaining capital; and
•Damang increased by 157% from US$23 million in 2021 to US$60 million in 2022. The capital expenditure of US$60 million in 2022 comprised US$50 million sustaining capital and US$10 million growth capital. The capital expenditure of US$23 million in 2021 comprised US$17 million sustaining capital and US$6 million growth capital. The increase in sustaining capital was mainly due to the higher capital waste tonnes mined from Huni pit. The increase in non-sustaining capital was due to Far East Tailings Storage Facility raise.

AFR-103

Gold Fields Annual Financial Report including Governance Report 2022
Management’s Discussion and Analysis of the Financial Statements continued

Asanko is an equity accounted investee and Asanko's capital expenditure is not included in the Gold Fields capital expenditure as per the cash flow statement. Asanko capital expenditure (on a 45% basis) decreased by 62% from US$21 million in 2021 to US$8 million in 2022. The capital expenditure of US$8 million in 2022 comprised US$5 million sustaining capital expenditure and US$3 million growth capital. The capital expenditure of US$21 million in 2021 comprised US$13 million sustaining capital expenditure and US$8 million growth capital. Non-sustaining capital expenditure decreased due to delaying the commencement of major capital projects in 2022.
Capital expenditure at Cerro Corona in Peru decreased by 18% from US$56 million in 2021 to US$46 million in 2022. The capital expenditure of US$46 million in 2022 comprised US$31 million sustaining capital expenditure and US$15 million non-sustaining capital. The capital expenditure of US$56 million in 2021 comprised US$28 million sustaining capital expenditure and US$28 million non-sustaining capital. The increase in sustaining capital was mainly due to the replacement of the two crushers at the process plant (US$5m) in order to treat harder ore. This increase in non-sustaining capital was mainly due to lower construction activities at Ana and Arpon waste storage facilities, and infrastructures relocation. During 2022, there were only activities at Ana waste storage facility and minor infrastructure relocations, all the activities are in line with the life of mine expansion plan.
At Salares Norte, capital expenditure decreased by 21% from US$375 million in 2021 to US$296 million in 2022 in line with project progress. At 31 December 2022, total project progress was to 86.7% compared to 62.5% at 31 December 2021.
Capital expenditure at the Australian region increased by 2% from A$447 million (US$336 million) in 2021 to A$457 million (US$317 million) in 2022:
•St Ives increased by 6% from A$138 million (US$104 million) in 2021 to A$145 million (US$101 million) in 2022. The capital expenditure of A$145 million (US$101 million) in 2022 comprised A$126 million (US$88 million) sustaining capital expenditure and A$19 million (US$13 million) growth capital. The capital expenditure of A$138 million (US$104 million) in 2021 comprised A$120 million (US$90 million) sustaining capital expenditure and A$18 million (US$14 million) growth capital. The increase in sustaining capital expenditure reflected the increased pre-stripping at Neptune stage 7 open pit;
•Agnew increased by 5% from A$117 million (US$88 million) in 2021 to A$123 million (US$85 million) in 2022. The capital expenditure of A$123 million (US$85 million) in 2022 comprised A$79 million (US$54 million) sustaining capital expenditure and A$44 million (US$31 million) growth capital. The capital expenditure of A$117 million (US$88 million) in 2021 comprised A$75 million (US$56 million) sustaining capital expenditure and A$43 million (US$32 million) growth capital. The increase in sustaining capital expenditure was mainly due to a 100-room expansion of the accommodation village. The increase in growth capital expenditure was mainly due to a crushing circuit replacement included in 2022;
•Granny Smith increased by 6% from A$134 million (US$100 million) in 2021 to A$141 million (US$98 million) in 2022. The capital expenditure of A$141 million (US$98 million) in 2022 comprised A$88 million (US$61 million) sustaining capital expenditure and A$53 million (US$37 million) growth capital. The capital expenditure of A$134 million (US$100 million) in 2021 comprised A$86 million (US$64 million) sustaining capital expenditure and A$48 million (US$36 million) growth capital. The increase in sustaining capital expenditure was due increased expenditure on a new tailings storage facility. The increase in growth capital expenditure was due increased expenditure on development of the Z135 area; and
•Capital expenditure at Gruyere decreased by 18% from A$58 million (US$44 million) in 2021 to A$48 million (US$33 million) in 2022. The capital expenditure of A$48 million (US$33 million) in 2022 comprised only sustaining capital. The capital expenditure of A$58 million (US$44 million) in 2021 comprised A$56 million (US$42 million) sustaining capital and A$2 million (US$2 million) growth capital. The decrease in sustaining capital reflected the completion of pre-stripping of stages 2 and 3 of the pit.
Proceeds on disposal of property, plant and equipment
Proceeds on the disposal of property, plant and equipment decreased by 33% from US$3 million in 2021 to US$2 million in 2022. In both 2022 and 2022, the proceeds related mainly to the disposal of various redundant assets at the mines.
Purchase of investments
Investment purchases decreased by 19% from US$27 million in 2021 to US$22 million in 2022.

AFR-104

Gold Fields Annual Financial Report including Governance Report 2022

Purchase of investments of US$22 million in 2022 comprised:

Figures in millions unless otherwise stated	United States Dollar

Torq Resources Inc. – 15.0 million shares	11
Tesoro Gold Limited – 163.2 million shares	4
Chakana Copper Corporation – 8.1 million shares	1
Investment in bonds for insurance captive	6
22
Purchase of investments of US$27 million in 2021 comprised:

Figures in millions unless otherwise stated	United States Dollar

Conversion of warrants to Maverix shares	10
Chakana Copper Corporation – 6.6 million shares	2
Hamelin Gold Limited – 11 million shares	2
Investment in bonds for insurance captive	13
27
Redemption of Asanko preference shares
Redemption of Asanko preference shares amounted to US$5 million in 2021.
Proceeds on disposal of investments
Proceeds on the disposal of investments decreased by 89% from US$19 million in 2021 to US$2 million in 2022.
The proceeds on disposal of investment of US$2 million in 2022 related to the sale of bonds by the insurance cell captive.
The proceeds on disposal of investment of US$19 million in 2021 related to the disposal of shares in the Toronto-listed gold and royalty streaming company Maverix.
Contributions to environmental trust funds
The contributions to environmental trust fund increased by 10% from US$10 million in 2021 to US$11 million in 2022.
The contributions to environmental trust funds of US$11 million in 2022 comprised:

Figures in millions unless otherwise stated	United States Dollar

South Deep mine environmental trust fund	3
Tarkwa mine environmental trust fund	6
Damang mine environmental trust fund	2
11
The contributions to environmental trust funds of US$10 million in 2021 comprised:

Figures in millions unless otherwise stated	United States Dollar

South Deep mine environmental trust fund	1
Tarkwa mine environmental trust fund	7
Damang mine environmental trust fund	2
10

AFR-105

Gold Fields Annual Financial Report including Governance Report 2022
Management’s Discussion and Analysis of the Financial Statements continued

Cash flows from financing activities
Cash outflows from financing activities decreased by 89% from US$511 million in 2021 to US$57 million in 2022. The items comprising these numbers are discussed below.
The decrease in outflow of US$454 million was due to:

Figures in millions unless otherwise stated	United States Dollar

Decrease in loans raised	(1)
Decrease in loans repaid	446
Decrease in payment of lease liability	8
454
Loans raised
Loans raised decreased marginally from US$208 million in 2021 to US$207 million in 2022.
The US$207 million loans raised in 2022 comprised:

Figures in millions unless otherwise stated	United States Dollar

A$500 million syndicated revolving credit facility	182
US$1,200 million term loan and revolving credit facilities	25
207
The US$208 million loans raised in 2021 comprised:

Figures in millions unless otherwise stated	United States Dollar

US$150 million revolving senior credit facility - new[1]	84
US$1,200 million term loan and revolving credit facilities	124
208
Loans repaid
Loans repaid decreased by 69% from US$644 million in 2021 to US$198 million in 2022.
The US$198 million loans repaid in 2022 comprised:

Figures in millions unless otherwise stated	United States Dollar

A$500 million syndicated revolving credit facility	173
US$1,200 million term loan and revolving credit facilities	25
198

AFR-106

Gold Fields Annual Financial Report including Governance Report 2022

The US$644 million loans repaid in 2021 comprised:

Figures in millions unless otherwise stated	United States Dollar

US$150 million revolving senior credit facility – old[1]	84
A$500 million syndicated revolving credit facility	187
US$1,200 million term loan and revolving credit facility	373
644
Payment of lease liabilities
Payment of lease liabilities decreased by 11% from US$74 million in 2021 to US$66 million in 2022. The decrease related mainly to lower lease liabilities during 2022.
Net cash (generated)/utilised
As a result of the above, net cash utilised of US$351 million in 2021 compared to net cash generated of US$250 million in 2022.
Cash and cash equivalents increased by 46% from US$525 million at 31 December 2021 to US$769 million at 31 December 2022.
Cash flow from operating activities less net capital expenditure, environmental payments, lease payments and redemption of Asanko preference shares (“adjusted free cash flow”)1
This is a measure that management uses to measure the cash generated by the core business. Adjusted free cash flow is defined as net cash from operations adjusted for South Deep BEE dividend, additions to property, plant and equipment, capital expenditure – working capital, proceeds on disposal of property, plant and equipment, environmental trust funds payments, payment of principal lease liabilities and redemption of Asanko preference shares per the statement of cash flows.
The cash inflow decreased by 7% from US$463 million in 2021 to US$431 million in 2022.
Below is a table reconciling the adjusted free cash flow to the statement of cash flows.

	United States Dollar
Figures in millions unless otherwise stated	2022	2021

Net cash from operations	1,715	1,600
South Deep BEE dividend	(1)	(1)
Additions to property, plant and equipment	(1,069)	(1,089)
Capital expenditure – working capital	26	29
Proceeds on disposal of property, plant and equipment	2	3
Contributions to environmental trust funds	(11)	(10)
Payment of principal lease liabilities	(66)	(74)
Redemption of Asanko preference shares	—	5
Contributions for rehabilitation purposes at Peru and Australia	(38)	—
Yamana break fee, net of costs and taxation	(127)	—
Adjusted free cash flow[1]	431	463
[1] For 2022, adjusted free cash flow excludes Yamana break fee and related costs and taxation.

AFR-107

Gold Fields Annual Financial Report including Governance Report 2022
Management’s Discussion and Analysis of the Financial Statements continued

Below is a table providing a breakdown of how the cash was generated by the Group.

	United States Dollar
Figures in millions unless otherwise stated	2022	2021

Net cash generated by mines	855	913
Salares Norte[1]	(329)	(327)
Interest paid by corporate entities[2]	(64)	(65)
Redemption of Asanko preference shares	—	5
Other corporate costs	(31)	(63)
Adjusted free cash flow	431	463
1    The Salares Norte expenditure of US$329 million (2021: US$327 million) comprises exploration expenditure of US$32 million (2021: US$27 million), capital expenditure of US$296 million (2021: US$375 million), release of working capital of US$6 million (2021: US$66 million) and other costs of US$7  million (2021: income of US$9 million).
2    Does not agree to interest paid per the cash flow of US$97 million (2021: US$103 million) due to interest paid by the mines reflected under net cash generated by mines before growth capital.

STATEMENT OF FINANCIAL POSITION
Borrowings
Total borrowings increased from US$1,078 million at 31 December 2021 to US$1,079 million at 31 December 2022. Net debt is defined as total borrowing plus lease liabilities less cash and cash equivalents. Net debt decreased from US$969 million at 31 December 2021 to US$704 million at 31 December 2022 mainly due to the net Yamana break fee received of US$127 million. Net debt (excluding lease liabilities) decreased from US$553 million at 31 December 2021 to US$310 million at 31 December 2022 for the same reasons discussed above.
The Group monitors capital using the ratio of net debt to adjusted EBITDA. Adjusted EBITDA is defined as profit or loss for the year adjusted for interest, taxation, amortisation and depreciation and certain other costs. The definition of adjusted EBITDA is as defined in the US$1,200 million term loan and revolving credit facilities agreement. The Group’s long-term target is a ratio of net debt to adjusted EBITDA of one times or lower. The bank covenants on external borrowings require a net debt to adjusted EBITDA ratio of 3.5 or below and the ratio is measured based on amounts in United States Dollar. Net debt to adjusted EBITDA at 31 December 2022 was 0.29x (2021: 0.40x). Refer to note 39 of the consolidated financial statements for further details including the reconciliation of profit for the year to adjusted EBITDA.
Provisions
Total provisions decreased by 10% from US$447 million in 2021 to US$401 million in 2022 and included the following:

	United States Dollar
Figures in millions unless otherwise stated	2022	2021

Provision for environmental rehabilitation costs	388	431
Silicosis settlement costs	11	13
Other provisions	2	3
Total provisions	401	447
Current portion of provision[1]	(19)	(13)
Non-current portion of provisions	382	434
1    Current portion of provision comprises US$18 million (2021: US$12 million) of the current portion of the environmental rehabilitation costs and US$1 million (2021: US$1 million) of the current portion of the silicosis settlement costs.

AFR-108

Gold Fields Annual Financial Report including Governance Report 2022

Provision for environmental rehabilitation costs
The amount provided for environmental rehabilitation costs decreased by 10% from US$431 million at 31 December 2021 to US$388 million at 31 December 2022. The decrease is mainly due to the increase in the discount rates used in the 2022 calculations. This provision represents the present value of closure, rehabilitation and other environmental obligations up to 31 December 2022. This provision is updated annually to take account of inflation, the time value of money and any new environmental obligations incurred.
The inflation and range of discount rates applied in 2022 and 2021 for each region are shown in the table below:

	South Africa	Ghana	Australia	Peru	Chile

Inflation rates
2022 - year 1	5.3%	3.4%	4.8%	3.4%	3.4%
2022 - year 2	4.7%	2.6%	2.8%	2.6%	2.6%
2022 - year 3	4.6%	2.4%	2.7%	2.4%	2.4%
2022 - year 4 onwards	4.6%	2.4%	2.6%	2.4%	2.4%
2021	4.5%	2.4%	2.4%	2.4%	2.4%
Discount rates
2022	11.4%	15.0% - 15.2%	4.0% - 4.3%	5.4%	4.7%
2021	10.6%	6.6% – 7.2%	2.4%	2.8%	2.4%
The Ghanaian discount rates increased as a result of increases in the Ghana country risk premium and the risk free rate. The Peruvian discount rate increased as a result of increases in the risk free rate.
Adjustments for new disturbances and changes in environmental legislation during 2022 and 2021, after applying the above inflation and discount rates were:

	United States Dollar
Figures in millions unless otherwise stated	2022	2021

South Africa	—	—
Ghana	(26)	3
Australia	(11)	25
Peru	(6)	22
Chile	12	27
Total	(31)	77
The South African and Ghanaian operations contribute to a dedicated environmental trust fund and a dedicated bank account, respectively, to provide financing for final closure and rehabilitation costs. The amount invested in the fund is shown as a non-current asset in the financial statements and increased by 13% from US$88 million at 31 December 2021 to US$99 million at 31 December 2022. The increase is mainly as a result of contributions amounting to US$11 million and interest income of US$1 million. The South African and Ghanaian operations are required to contribute annually to the trust fund over the remaining lives of the mines, to ensure that sufficient funds are available to discharge commitments for future rehabilitation costs.
During 2022, Australia and Peru set aside US$28 million and US$10 million, respectively, for future rehabilitation costs. These comprised secured cash deposits and are included in cash and cash equivalents. The contributions in Australia and Peru are pro-active and not legally required by local legislation.
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

AFR-109

Gold Fields Annual Financial Report including Governance Report 2022
Management’s Discussion and Analysis of the Financial Statements continued

A consolidated application was brought against several South African mining companies, including Gold Fields, for certification of a class action on behalf of current or former mineworkers (and their dependants) who have allegedly contracted silicosis and/or tuberculosis while working for one or more of the mining companies listed in the application. The Tshiamiso Trust has been established to carry out the terms of the settlement agreement reached between six gold mining companies (including Gold Fields) and claimant attorneys in the Silicosis and Tuberculosis class action. The Tshiamiso Trust is responsible for ensuring that all eligible current and former mineworkers across southern Africa with Silicosis or work-related Tuberculosis (or their dependents where the mineworker has passed away) are compensated pursuant to the Silicosis and Tuberculosis Class Action Settlement Agreement. As of 1 February 2023, 10,913 claimants have received benefits from the Trust in the aggregate amount of R966.2 million.
Gold Fields has provided for the estimated cost of the class action settlement based on actuarial assessments and the provisions of the Settlement Agreement. At 31 December 2022, the total provision for Gold Fields’ share of the settlement of the class action claims and related costs amounts to US$11 million (R179 million) (2021: US$13 million (R210 million)) of which US$1 million (R22 million) (2021: US$1 million (R10 million)) was classified as current and US$11 million (R157 million) (2021: US$12 million (R200 million)) as non-current. The nominal value of this provision is US$14 million (R245 million) (2021: US$17 million (R270 million)) at 31 December 2022.
The assumptions that were made in the determination of the provision include silicosis prevalence rates, estimated settlement per claimant, benefit take-up rates and disease progression rates. A discount rate of 9.22% (2021: 7.83%) was used, based on government bonds with similar terms to the anticipated settlements.
The ultimate outcome of this matter however remains uncertain, with the number of eligible workers successfully submitting claims and receiving compensation being uncertain. The provision is consequently subject to adjustment in the future. Refer to notes 25.2 and 35 of the consolidated financial statements for further details.
Other long-term provisions
Other long-term provisions decreased by 33% from US$3 million in 2021 to US$2 million in 2022.
Credit facilities
At 31 December 2022, the Group had unutilised committed banking facilities available under the following facilities, details of which are discussed in note 24:
•US$1,200 million available under the US$1,200 million revolving credit facilities;
•US$67 million available under the US$150 million revolving senior secured credit facility;
•US$100 million available under the US$100 million senior secured revolving credit facility;
•A$500 million (US$340 million) under the A$500 million syndicated revolving credit facility;
•R1,500 million (US$88 million) available under the R1,500 million Nedbank revolving credit facility;
•R500 million (US$29 million) available under the R500 million Absa Bank revolving credit facility; and
•R500 million (US$29 million) available under the R500 million Rand Merchant Bank revolving credit facility.
Substantial contractual arrangements for uncommitted borrowing facilities are maintained with several banking counterparties to meet the Group’s normal contingency funding requirements.
As of the date of this report, the Group was not in default under the terms of any of its outstanding credit facilities.
Working capital
Following its going concern assessment performed, which takes into account the 2022 operational plan, net debt position and unutilised loan facilities, management believes that Gold Fields’ working capital resources, by way of internal sources and banking facilities, are sufficient to fund Gold Fields’ currently foreseeable future business requirements.
Off-balance sheet items
At 31 December 2022, Gold Fields had no material off-balance sheet items except for as disclosed under guarantees and capital commitments.

AFR-110

Gold Fields Annual Financial Report including Governance Report 2022

Contractual obligations, commitments and guarantees at 31 December 2022

	United States Dollar
	Payments due by period
Figures in millions unless otherwise stated	Total	Within one year	Between one and five years	After five years

Borrowings
US$500 million 5-year notes issue
Capital[1]	500.0	—	500.0	—
Interest	35.3	25.6	9.7	—
US$500 million 10-year notes issue
Capital[1]	500.0	—	—	500.0
Interest	195.2	30.6	122.5	42.1
US$150 million revolving senior secured credit facility
Capital	83.5	—	83.5	—
Interest	6.2	4.8	1.4	—
Other obligations
Finance lease liability	512.2	84.8	232.3	195.1
Environmental obligations[2]	564.8	17.2	42.4	505.2
Trade and other payables	501.2	501.2	—	—
South Deep dividend	4.4	0.8	2.4	1.2
Total contractual obligations	2,902.8	665.0	994.2	1,243.6
1    The capital amounts of the US$500 million 5-year notes issue and the US$500 10-year notes issue in the table above represent the principal amounts to be repaid and differ from the carrying values presented in the statement of financial position due to the unwinding of transaction costs capitalised at inception.
2    Gold Fields makes full provision for all environmental obligations based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the reporting date. Management believes that the provisions made for environmental obligations are adequate to cover the expected volume of such obligations.

	United States Dollar
	Amounts of commitments expiring by period
Figures in millions unless otherwise stated	Total	Within one year	Between one and five years	After five years

Commitments
Capital expenditure – contracted for	78.1	78.1	—	—
Total commitments	78.1	78.1	—	—
Guarantees
Guarantees consist of numerous obligations. Guarantees consisting of US$213.6 million committed to guarantee Gold Fields’ environmental and other obligations with respect to its South African, Peruvian, Ghanaian and Australian operations are fully provided for under the provision for environmental rehabilitation and certain lease liabilities and are not included in the amount above.
INFORMATION COMMUNICATION AND TECHNOLOGY (“ICT”)
Gold Fields ICT remains a strategic enablement partner to the Group and continues to focus on ensuring that Gold Fields adopts relevant and fit for purpose technology. The ICT strategy is aligned to the business strategy and facilitates the adoption of business systems, processes and digital technologies that enable the achievement of the strategy and operational plans. ICT has ensured that Gold Fields maintains a suitable cyber security posture that maintains adequate protection of all Gold Fields information and technology assets. These include the physical infrastructure, the applications in use by the Group as well the data and personal information hosted on these systems.

AFR-111

Gold Fields Annual Financial Report including Governance Report 2022
Management’s Discussion and Analysis of the Financial Statements continued

The approved ICT strategy also provides for the technology that is required to support the mine of the future and significant progress has been made in that regard.
During the course of 2022, ICT delivered on the following key objectives:
•Establishing a resilient and secure Gold Fields cloud environment for the adoption of cloud enabled technologies across the Group;
•Maintaining an enhanced and robust cyber security posture that ensures the mitigation of the ongoing risk of cyber attacks;
•Enhancing the hybrid working model adopted by the Group across the operations, by improving the adoption of remote working technologies and making available appropriate tools and systems to all employees;
•Automating the ICT Control environment in order to accelerate the achievement of control performance excellence globally;
•Maintaining a risk management and compliance discipline that encompasses industry leading practices; and
•Delivering sound financial management and sustaining cost savings.
Gold Fields’ vision to be the preferred gold mining company delivering sustainable, superior value requires the utilisation of digital technologies as well as the agility to respond to the rapidly changing technology environment and its associated risks. This is achieved through ensuring that the foundational digital infrastructure technology and systems for the mine of the future are in place across the various operations.
Aligned to the principles of continuous innovation, ICT delivered various strategic programmes with the following themes:
•Digital infrastructure: laying the foundation of an infrastructure to enable a connected mine and facilitate the successful flow of data. The implementation of advanced digital infrastructure is ongoing across each operation;
•Information technology (“IT”) and operational technology (“OT”) convergence: enabling the convergence of information and operational technology under a unified architecture, standards, governance and cybersecurity framework has commenced with various initiatives having been completed during the course of the year;
•Data analytics: the establishment of a resilient cloud based technology has created the platform for the Group to enable insights driven decisions. Selected data analytics initiatives were concluded with further use cases being defined for each of the regions. In addition, the use of data analytics has been embedded across the control environment enabling significantly enhanced controls for the Group;
•Adoption of Robotic Process Automation across certain repetitive business processes has been executed successfully with significant business process improvement achieved;
•Cybersecurity: cybersecurity continues to remain a key focus with ongoing initiatives in the area of identity and access management, cyber threat detection and response, vulnerability management and zero trust protocols. The continued development and enhancement of controls, processes and practices designed to protect IT systems from cybersecurity threats remain a key priority. As cybersecurity threats and regulations continue to evolve, Gold Fields will modify and enhance its protective measures and disclosure controls practices;
•People management: increasing the adoption of digital people platforms to deliver on the future of work and an enhanced employee experience; and
•ICT 2.0: Gold Fields’ ICT operating and delivery model, which is based on industry best practice, has been enhanced to reposition ICT to effectively deliver on the digital strategy. This model enables ICT to focus on business and strategic imperatives, while adopting suitable partnerships for non-core services, creating the capacity to deliver against key strategic objectives and exposing opportunities to enable the rapid deployment of digital technologies.
Cybersecurity
Gold Fields recognises that the proliferation of digital technologies has heightened the significance of cybersecurity risks worldwide. While digital technology has progressed business operations, it has simultaneously engendered an international landscape for cyber crimes, as cyber criminals now possess the ability to target critical infrastructure, operations and data of private enterprises. Consequently, organisations are compelled to persistently adopt and adapt countermeasures in order to perpetually strengthen their cybersecurity defences against a wide range of threats, spanning from identity theft, corporate espionage and the sabotage of industrial control systems, as well as distributed and process control systems.
The Gold Fields modernisation journey involves the continuous evolution of our cybersecurity posture to adapt to the ever-changing threat landscape.

AFR-112

Gold Fields Annual Financial Report including Governance Report 2022

This encompasses the following:
•Continuous risk assessments: regularly evaluating and identifying potential cyber risks and vulnerabilities within the organisation;
•Technology adoption: implementing cutting-edge technologies, tools and solutions to enhance cybersecurity defences and ensure the protection of digital assets;
•Policy and framework development: establishing comprehensive cybersecurity policies and frameworks that align with industry standards and best practices, such as ISO 27001, NIST and Centre for Internet Securities, Critical Security Controls frameworks; These policies and frameworks include the assessment of risks associated with third-party service providers and these risks are continuously monitored and managed through the Gold Fields cybersecurity operations centre.
•Training and awareness: providing ongoing education and training for employees at all levels to foster a security-conscious culture and minimize the risk of human error;
•Incident response and Recovery: developing and maintaining robust incident response plans and recovery strategies to minimize the impact of security breaches and ensure business continuity; the cybersecurity incident and response plans detail the processes and procedures to be followed in the event of a cybersecurity incident. These plans are part of the overall Gold Fields ICT business continuity plans which ensure recoverability of ICT systems with minimal disruptions to the business in the event of a cybersecurity incident. These plans and associated procedures are regularly tested through the cyber attack and simulation activity performed by the Group;
•Gold Fields continues to recognise the impact of cybersecurity on the Group. Past cybersecurity incidents, continuous vulnerability assessments, and threat intelligence have informed the group’s cybersecurity posture. The Gold Fields cybersecurity posture is premised on monitoring the prevention, mitigation, detection and remediation of cybersecurity incidents. This posture incorporates the evolution of policies, procedures and the adoption of new technologies in response to the changing threat landscape;
•Compliance and regulation: ensuring adherence to relevant cybersecurity regulations and compliance requirements, eg. POPIA and GDPR; and
•Continuous monitoring and improvement: regularly monitoring of the effectiveness of cybersecurity measures, adapting to new threats and continuously improving the organisation's security posture.
By addressing these key areas, Gold Fields ICT has embedded the following control systems to strengthen our resilience against evolving cyber threats:
•An ICT Governance Framework that incorporates pertinent ICT security policies and procedures;
•A Governance, Risk, Compliance, Security, Architecture and Standards Steering Committee that evaluates all aspects related to the components relevant to a cybersecure and well governed ICT environment;
•The establishment of a Security Operations Centre to monitor and address Informational Technology and Operational Technology cybersecurity incidents, vulnerabilities and threats;
•Reviews by independent auditors of the security protocols adopted by the Group;
•Gold Fields' corporate office, regional offices, and operating mines achieving and maintaining ISO 27001:2013 Information Security Certification;
•The implementation of a best-of-breed technology stack to support Information Technology and Operational Technology infrastructure;
•Ongoing attack and penetration testing for Information Technology and Operational Technology networks to identify and address vulnerabilities proactively;
•Regular war gaming, tabletop exercises and simulation activities to assess our Cyber Security Incident Response and Disclosure management protocols;
•Maintaining a robust third-party risk assessment capability enabling the Group to continuously monitor our digital attack surface and implement appropriate risk mitigation strategies within our Security Operation Center; and
•The ongoing migration of all critical ICT infrastructure to cyber-resilient cloud platforms.
ICT at Gold Fields remains committed to inculcating and cultivating a security-conscious culture and further embedding security by design while modernizing the Gold Fields technology assets.
INTERNAL CONTROL OVER FINANCIAL REPORTING
Gold Fields’ management is responsible for establishing and maintaining adequate internal control over financial reporting. The Securities Exchange Act of 1934 defines internal control over financial reporting in Rule 13a-15(f) and 15d-15(f) as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers, and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, as issued by the IASB.

AFR-113

Gold Fields Annual Financial Report including Governance Report 2022
Management’s Discussion and Analysis of the Financial Statements continued

It includes those policies and procedures that:
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
Gold Fields’ management assessed the effectiveness of its internal control over financial reporting as of 31 December 2022. In making this assessment, Gold Fields’ management used the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon its assessment, Gold Fields’ management concluded that, as of 31 December 2022, its internal control over financial reporting is effective based upon those criteria.
TREND OUTLOOK
2023 is going to be another significant capital expenditure year for Gold Fields, given the remaining project capital at Salares Norte as well as the elevated level of sustaining capex across the portfolio, in order to maintain the production base of the Group. Included in the 2023 sustaining capex is US$159 million sustaining capital at Salares Norte.
At this point in time, Gold Fields is not in a position to provide 2023 production guidance for Asanko. Consequently, Group guidance excludes our share of the Asanko Joint Venture.
For 2023, attributable gold equivalent production (excluding Asanko) is expected to be between 2.25 million ounces and 2.30 million ounces (2022 comparable was 2.29 million ounces). AISC is expected to be between US$1,300 per ounce and US$1,340 per ounce, with AIC expected to be US$1,480 per ounce to US$1,520 per ounce. AISC and AIC for 2023 are adversely impacted by the lower level of production now expected from Salares Norte (guidance: 15koz to 35koz), which needs to cover all of the planned capex and operating costs for the year. From 2024, Salares Norte's AIC will be materially lower as the mine approaches steady state. This will result in significantly lower Group AISC and AIC.
Studies on a microgrid at St Ives are ongoing. Should these studies be finalised and the project approved during the year, we estimate US$25 per ounce will be added to both the AISC and AIC guidance ranges. In this case, the ranges for AISC will be US$1,325 per ounce to US$1,365 per ounce and AIC will be US$1,505 per ounce to US$1,545 per ounce, respectively.
The exchange rates used for our 2023 guidance are: R/US$17.00 and US$/A$0.70.
Total capital expenditure for the Group for the year is expected to be between US$1,110 million and US$1,170 million. Sustaining capital is expected to be between US$820 million and US$850 million. The increase in sustaining capital is driven largely by US$159 million in capital stripping at Salares Norte and capital related to pre-stripping of stages 4 and 5 of the Gruyere pit together with an upgrade of the pebble crusher at Gruyere. Non-sustaining capital expected to be between US$290 million and US$320 million, with the largest component of this being the Salares Norte project capital of US$230 million.
Paul Schmidt
Chief Financial Officer
30 March 2023

AFR-114

Gold Fields Annual Financial Report including Governance Report 2022
Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Gold Fields Limited
OPINIONS ON THE FINANCIAL STATEMENTS AND INTERNAL CONTROL OVER FINANCIAL REPORTING
We have audited the accompanying consolidated statements of financial position of Gold Fields Limited and its subsidiaries (the “Company”) as of 31 December 2022 and 31 December 2021, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the three years in the period ended 31 December 2022 including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of 31 December 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of 31 December 2022 and 31 December 2021, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
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

AFR-115

Gold Fields Annual Financial Report including Governance Report 2022
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

AFR-116

Gold Fields Annual Financial Report including Governance Report 2022

Impairment assessment of property, plant and equipment and equity accounted investees
As described in Note 1 of the accounting policies (Basis of Preparation – Significant accounting judgements and estimates) and Note 7 to the consolidated financial statements (Impairment, net of reversal of impairment of investments and assets), the Company reviews and tests the carrying value of property, plant and equipment and equity accounted investees for impairment annually or when events or changes in circumstances suggest the carrying amount of each cash-generating unit (“CGU”) or equity accounted investee may not be recoverable. The carrying value of property, plant and equipment amounts to US$4,815.7 million at 31 December 2022. For the year ended 31 December 2022, the Group recognised an impairment of US$325.2 million in respect of the Tarkwa cash-generating unit and US$63.1 million in respect of the Peru cash-generating unit. The recoverable amount of the Tarkwa and Peru CGUs was based on its fair value less cost of disposal (“FVLCOD”) calculated using a combination of the income approach (level 3 of the fair value hierarchy) and the market approach (resource value). The impairments were mainly due to increases in discount rates as a result of increases in risk-free rates and country risk premiums as well as inflationary cost pressures experienced in 2022. The carrying value of equity accounted investees amounts to US$84.9 million at 31 December 2022. For the year ended 31 December 2022, the Company recognised an impairment of US$113.6 million in respect of its investment in Far Southeast Gold Resources Incorporated ("FSE"). The recoverable amount of FSE was based on its fair value less cost of disposal (“FVLCOD”). During 2022, management was actively engaged in disposing of FSE. The disposal process proved unsuccessful, and no offers were received. Management’s assessment is that it is unlikely the investment could be sold for any value and wrote off the investment by US$113.6 million to a carrying value of US$nil.
The principal considerations for our determination that performing procedures relating to the impairment assessment of property, plant and equipment and equity accounted investees is a critical audit matter, are that there were significant judgments made by management when determining the recoverable amount of the property, plant and equipment and equity accounted investees. This, in turn, led to a high degree of auditor judgement, subjectivity and effort in evaluating management’s future cash flows and significant assumptions. In addition, the audit effort involved using professionals with specialized skills and knowledge to assist in performing these procedures and evaluating the audit evidence obtained from these procedures.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the operating effectiveness of internal controls relating to management’s impairment assessment of property, plant and equipment and equity accounted investees. These procedures also included an assessment of management’s identification of CGUs, impairment trigger assessments and the preparation, review and approval of the impairment calculations. We developed an independent expectation of the assumptions used by management by using external market and third-party data and comparing this to management’s main assumptions used in the impairment calculations. Management engaged external and internal specialists to assess the reserves and resources used in the impairment calculations for reasonability. By inspecting Curriculum Vitaes, membership certificates from professional bodies and competent persons reports, we assessed the objectivity, competence and experience of management’s specialists. Using our corporate finance and financial modelling expertise, we assessed the valuation models used in management’s impairment assessment. We independently recalculated management’s weighted average cost of capital (“WACC”) with reference to relevant third-party sources. We assessed the mathematical accuracy of the cash flow models and agreed relevant data to the latest long-term business plans used by management to manage and monitor the performance of the business whilst also performing a retrospective comparison of forecasted cash flows to actual past performance and previous forecasts.

/s/ PricewaterhouseCoopers Inc.
Johannesburg, South Africa
30 March 2023
We have served as the Company’s auditor since 2019.

AFR-117

Gold Fields Annual Financial Report including Governance Report 2022
Accounting Policies

The principal accounting policies applied in the preparation of these financial statements (referred to as the “consolidated financial statements” or “financial statements”) are set out below. These policies have been consistently applied to all the years presented, except for the adoption of new and revised standards and interpretations.
Gold Fields Limited (the “Company” or “Gold Fields”) is a company domiciled in South Africa. The registration number of the Company is 1968/4880/6. The address of the Company is 150 Helen Road, Sandton, Johannesburg. The consolidated financial statements of the Company as at 31 December 2022 and 2021 and for each of the years in the three-year periods ended 31 December 2022, 2021 and 2020 comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”) as well as the Group’s share of the assets, liabilities, income and expenses of its joint operations and the Group’s interest in associates and its joint ventures. The Group is primarily involved in gold mining.
1.BASIS OF PREPARATION
The financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
As required by the United States Securities and Exchange Commission, the financial statements include the consolidated statements of financial position as at 31 December 2022 and 2021 and the consolidated income statements and statements of comprehensive income, changes in equity and cash flows for the years ended 31 December 2022, 2021 and 2020 and the related notes.
The consolidated financial statements were authorised for issue by the Board of Directors on 30 March 2023.
    Standards, interpretations and amendments to published standards effective for the year ended 31 December 2022 or early adopted by the Group
During the financial year, the following new and revised accounting standards, amendments to standards and new interpretations were adopted by the Group:

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
•The Group evaluated the amendment to IAS 16 and this will have an impact on the Salares Norte mine once it reaches commercial levels of production; and
•Prior year balances will not be impacted because Gruyere reached commercial levels of production before the last comparative period presented.
No impact in 2022
IFRS 3 Business Combinations	Amendment
•The amendments to IFRS 3 Business Combinations updates the references to the Conceptual Framework for Financial Reporting and adds an exception for the recognition of liabilities and contingent liabilities within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets and Interpretation 21 Levies; and
•The amendments also confirm that contingent assets should not be recognised at the acquisition date.
No impact

AFR-118

Gold Fields Annual Financial Report including Governance Report 2022

1.BASIS OF PREPARATION continued

Standard(s) Amendment(s) Interpretation(s)	Nature of the change	Salient features of the changes	Impact on financial position or performance
IAS 37 Provisions, Contingent Liabilities and Contingent Assets	Amendment
•The amendment to IAS 37 clarifies that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts. Before recognising a separate provision for an onerous contract, the entity recognises any impairment loss that has occurred on assets used in fulfilling the contract.
No impact
Annual Improvements	Amendment
The following improvements were finalised:
•IFRS 9 Financial Instruments – clarifies which fees should be included in the 10% test for derecognition of financial liabilities;
•IFRS 16 Leases – amendment of illustrative example 13 to remove the illustration of payments from the lessor relating to leasehold improvements, to remove any confusion about the treatment of lease incentives; and
•IFRS 1 First-time Adoption of International Financial Reporting Standards – allows entities that have measured their assets and liabilities at carrying amounts recorded in their parent’s books to also measure any cumulative translation differences using the amounts reported by the parent. This amendment will also apply to associates and joint ventures that have taken the same IFRS 1 exemption.
No impact
    Standards, interpretations and amendments to published standards that are not yet effective
Certain new standards, amendments and interpretations to existing standards have been published that apply to the Group’s accounting periods beginning on 1 January 2023 or later periods but have not been early adopted by the Group.
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
1 January 2024

AFR-119

Gold Fields Annual Financial Report including Governance Report 2022
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
•The standard will not have an impact on the Group.
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

AFR-120

Gold Fields Annual Financial Report including Governance Report 2022

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

AFR-121

Gold Fields Annual Financial Report including Governance Report 2022
Accounting Policies continued

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

AFR-122

Gold Fields Annual Financial Report including Governance Report 2022

1.BASIS OF PREPARATION continued
Significant assumptions used in the Group’s impairment assessments (FVLCOD calculations) include:

	2022	2021	2020

US$ Gold price per ounce – year 1	US$1,740	US$1,750	US$1,600
US$ Gold price per ounce – year 2	US$1,730	US$1,700	US$1,700
US$ Gold price per ounce – year 3	US$1,700	US$1,600	US$1,600
US$ Gold price per ounce – year 4	US$1,650	US$1,550	US$1,500
US$ Gold price per ounce – year 5 onwards	US$1,620	US$1,550	US$1,500
Rand Gold price per kilogram – year 1	R925,000	R875,000	R900,000
Rand Gold price per kilogram – year 2	R925,000	R870,000	R850,000
Rand Gold price per kilogram – year 3	R925,000	R810,000	R800,000
Rand Gold price per kilogram – year 4	R900,000	R780,000	R750,000
Rand Gold price per kilogram – year 5 onwards	R875,000	R780,000	R750,000
A$ Gold price per ounce – year 1	A$2,500	A$2,400	A$2,190
A$ Gold price per ounce – year 2	A$2,400	A$2,300	A$2,300
A$ Gold price per ounce – year 3	A$2,350	A$2,150	A$2,200
A$ Gold price per ounce – year 4	A$2,250	A$2,070	A$2,000
A$ Gold price per ounce – year 5 onwards	A$2,200	A$2,070	A$2,000
US$ Copper price per tonne – year 1	US$7,700	US$8,700	US$5,797
US$ Copper price per tonne – year 2	US$8,150	US$8,000	US$6,612
US$ Copper price per tonne – year 3	US$8,150	US$7,700	US$6,612
US$ Copper price per tonne – year 4	US$8,150	US$7,500	US$6,612
US$ Copper price per tonne – year 5 onwards	US$7,700	US$7,500	US$6,612
Resource value per ounce (used to calculate the value beyond proved and probable reserves)
•South Africa (with infrastructure)	—	—	US$6
•Ghana (with infrastructure)	US$71	US$187	US$76
•Peru (with infrastructure)	US$30	US$10	US$34
•Australia (with infrastructure)[1]	—	—	US$88
•Chile (without infrastructure)	US$29	US$70	US$4
Discount rates
•South Africa – nominal	16.3%	14.3%	14.5%
•Ghana – real	15.9%	8.3%	8.4%
•Peru – real	8.1%	4.8%	4.5%
•Australia – real	6.3%	3.8%	3.5%
•Chile – real	9.1%	5.9%	6.0%
Inflation rate – South Africa[2]	5.4%	5.4%	5.4%
Life-of-mine
•South Deep	74 years	80 years	86 years
•Tarkwa	13 years	14 years	14 years
•Damang	3 years	4 years	5 years
•Cerro Corona	8 years	9 years	10 years
•St Ives	8 years	9 years	8 years
•Agnew	5 years	6 years	5 years
•Granny Smith	10 years	11 years	10 years
•Gruyere	11 years	12 years	9 years
•Salares Norte	10 years	11 years	12 years
1    Resources in Australia are modelled using the income approach and not the market approach.
2    Due to the availability of unredeemed capital for tax purposes over several years into the life of the South Deep mine, nominal cash flows are used for South Africa. In order to determine nominal cash flows in South Africa, costs are inflated by the current South African inflation rate. Cash flows for all other operations are in real terms and as a result are not inflated.

AFR-123

Gold Fields Annual Financial Report including Governance Report 2022
Accounting Policies continued

1.BASIS OF PREPARATION continued

	2022	2021	2020

Long-term exchange rates
US$/ZAR – year 1	16.53	15.55	17.50
US$/ZAR – year 2	16.63	15.92	15.55
US$/ZAR – year 3	16.92	15.75	15.55
US$/ZAR – year 4	16.97	15.65	15.55
US$/ZAR – year 5 onwards	16.80	15.65	15.55
A$/US$ – year 1	0.70	0.75	0.76
A$/US$ – year 2	0.72	0.74	0.74
A$/US$ – year 3	0.72	0.73	0.73
A$/US$ – year 4	0.73	0.75	0.75
A$/US$ – year 5 onwards	0.74	0.75	9.75
The FVLCOD calculations are sensitive to the gold price assumptions and an increase or decrease in the gold price could materially change the FVLCOD. Should there be a significant decrease in the gold or copper price, the Group would take actions to assess the implications on the life-of-mine plans, including the determination of reserves and resources and the appropriate cost structure for the CGUs. Refer to notes 7 and 14 for further details.
The carrying amount of property, plant and equipment at 31 December 2022 was US$4,815.7 million (2021: US$5,079.1 million).
An impairment of US$325.2 million was recognised in respect of the Tarkwa CGU for the year ended 31 December 2022.
An impairment of US$63.1 million was recognised in respect of the Cerro Corona CGU for the year ended 31 December 2022.
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
Salares Norte was still under construction at 31 December 2022 and first gold now expected to be achieved in Q4 2023, with commercial levels of production expected in H1 2024.
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

AFR-124

Gold Fields Annual Financial Report including Governance Report 2022

1.BASIS OF PREPARATION continued
    Stockpiles, gold in process and product inventories continued
Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained gold ounces based on assay data, and the estimated recovery percentage based on the expected processing method. Stockpile tonnages are verified by periodic surveys.
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
Refer to note 19 for further details.
The carrying amount of total gold in process and stockpiles (non-current and current) at 31 December 2022 was US$725.7 million (2021: US$565.8 million).
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

	2022	2021

US$ Gold price per ounce – year 1 to 3	US$1,650 – US$1,740	US$1,600 – US$1,750
US$ Gold price per ounce – year 4 onwards	US$1,620	US$1,550
Resource value per ounce (with infrastructure)[1]	US$44	—
Discount rates – real	19.3%	9.0%
Life-of-mine	6 years	6 years
1     Resource value per ounce for 2021 determined using Kilburn Geoscience Rating Method. The outcome of this valuation was a value of US$40 million (US$18 million on 45% basis).
The FVLCOD calculations are sensitive to the gold price assumption and the quoted market prices, a decrease or increase in these two assumptions could materially change the FVLCOD.
Refer to note 15 for further details.
The carrying amount of equity-accounted investees at 31 December 2022 was US$84.9 million (2021: US$178.8 million).

AFR-125

Gold Fields Annual Financial Report including Governance Report 2022
Accounting Policies continued

1.BASIS OF PREPARATION continued
    Carrying value of equity-accounted investees continued
During 2022, management was actively engaged in the process of disposing of Far Southeast Gold Resources Incorporated ("FSE"). The disposal process proved unsuccessful and no offers were received. Management’s assessment is that it is unlikely the investment could be sold for any value and wrote off the investment by US$113.6 million to a carrying value of US$nil.
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
The carrying amounts of the provision for environmental rehabilitation costs at 31 December 2022 was US$387.7 million (2021: US$430.9 million) of which US$17.2 million (2021: US$12.0 million) was classified as current and US$370.5 million (2021: US$418.9 million) as non-current.
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
The carrying amounts of the provision for silicosis settlement costs at 31 December 2022 was US$10.5 million (2021: US$13.1 million) of which US$1.3 million (2021: US$0.6 million) was classified as current and US$9.2 million (2021: US$12.5 million) as non-current.
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
Carrying values at 31 December 2022:
•Deferred taxation liability: US$399.8 million (2021: US$500.9 million);
•Deferred taxation asset: US$195.5 million (2021: US$260.6 million);
•Taxation payable: US$53.6 million (2021: US$115.9 million); and
•Taxation receivable: US$76.0 million (2021: US$nil).
Refer to note 10 for details of unrecognised deferred tax assets.

AFR-126

Gold Fields Annual Financial Report including Governance Report 2022

1.BASIS OF PREPARATION continued
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
Refer to note 5 for further details.
The income statement charge for the year ended 31 December 2022 was US$6.9 million (2021: US$12.7 million and 2020: US$14.5 million).
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
Refer to note 26 for further details.
The charge for the year ended 31 December 2022 was US$29.0 million (2021: US$28.5 million and 2020: US$51.3 million) and the balance at 31 December 2022 of the long-term cash incentive provision was US$53.0 million (2021: US$56.6 million) of which US$30.6 million (2021: US$28.4 million) was classified as current and US$22.4 million (2021: US$28.2 million) as non-current.
    Financial instruments
    Derivative financial instruments
The estimated fair value of financial instruments is determined at reporting date, based on the relevant market information. The fair value is calculated with reference to market rates using industry valuation techniques and appropriate models. The carrying values of derivative financial assets at 31 December 2022 were US$nil (2021: US$5.1 million) and this was classified as current. The carrying values of derivative financial liabilities at 31 December 2022 were US$nil (2021: US$6.8 million) and this was classified as current. The income statement charge for the year ended 31 December 2022 was a gain of US$24.0 million (2021: loss of US$96.4 million and 2020: loss of US$240.2 million). Refer to notes 20.2, 27.2 and 38 for further details.
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
The fair value of the Asanko redeemable preference shares at 31 December 2022 was US$60.3 million (2021: US$94.5 million).

AFR-127

Gold Fields Annual Financial Report including Governance Report 2022
Accounting Policies continued

1.BASIS OF PREPARATION continued
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
2.CONSOLIDATION
2.1Business combinations
The acquisition method of accounting is used to account for business combinations by the Group. The consideration transferred for the acquisition of a business is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred, other than those associated with the issue of debt or equity securities. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Group recognises any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net identifiable assets. Subsequently, the carrying amount of non-controlling interest is the amount of the interest at initial recognition plus the non-controlling interest’s share of the subsequent changes in equity.
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

AFR-128

Gold Fields Annual Financial Report including Governance Report 2022

2.    CONSOLIDATION continued
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
Assets and liabilities are translated at the exchange rate ruling at the reporting date (ZAR/US$: 17.02; US$/A$: 0.69 (2021: ZAR/US$: 15.94; US$/A$: 0.73 and 2020: ZAR/US$: 14.69; US$/A$: 0.77)). Equity items are translated at historical rates. The income and expenses are translated at the average exchange rate for the year (ZAR/US$: 16.37; US$/A$: 0.68 (2021: ZAR/US$: 14.79; US$/A$: 0.75 and 2020: ZAR/US$: 16.38; US$/A$: 0.69)), unless this average was not a reasonable approximation of the rates prevailing on the transaction dates, in which case these items were translated at the rate prevailing on the date of the transaction. Exchange differences on translation are accounted for in other comprehensive income. These differences will be recognised in profit or loss upon realisation of the underlying operation.

AFR-129

Gold Fields Annual Financial Report including Governance Report 2022
Accounting Policies continued

3.    FOREIGN CURRENCIES continued
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
4.3Mineral and surface rights
Mineral and surface rights are recorded at cost less accumulated amortisation and accumulated impairment losses. When there is little likelihood of a mineral right being exploited, or the recoverable amount of mineral rights has diminished below cost, an impairment loss is recognised in profit or loss in the year that such determination is made.
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

AFR-130

Gold Fields Annual Financial Report including Governance Report 2022

4.    PROPERTY, PLANT AND EQUIPMENT continued
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
4.8Depreciation of right-of-use assets
The right-of-use assets are depreciated over the shorter of the lease term and the useful life of the right-of-use asset, using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case the right-of-use assets are depreciated over the useful life of the underlying asset. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain re-measurements of the lease liability.
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

AFR-131

Gold Fields Annual Financial Report including Governance Report 2022
Accounting Policies continued

4.    PROPERTY, PLANT AND EQUIPMENT continued
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

AFR-132

Gold Fields Annual Financial Report including Governance Report 2022

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

AFR-133

Gold Fields Annual Financial Report including Governance Report 2022
Accounting Policies continued

7.    FINANCIAL INSTRUMENTS
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

AFR-134

Gold Fields Annual Financial Report including Governance Report 2022

7.    FINANCIAL INSTRUMENTS continued
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

AFR-135

Gold Fields Annual Financial Report including Governance Report 2022
Accounting Policies continued

7.    FINANCIAL INSTRUMENTS continued
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
7.1.2Cash and cash equivalents
Cash comprises cash on hand and demand deposits and cash equivalents are short-term, highly liquid investments readily convertible to known amounts of cash and subject to insignificant risk of changes in value and are measured at amortised cost which is deemed to be fair value as they have a short-term maturity.
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

AFR-136

Gold Fields Annual Financial Report including Governance Report 2022

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

AFR-137

Gold Fields Annual Financial Report including Governance Report 2022
Accounting Policies continued

10.    EMPLOYEE BENEFITS
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

AFR-138

Gold Fields Annual Financial Report including Governance Report 2022

11.    STATED CAPITAL
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
Customers obtain control of gold, copper and silver on the settlement date. In Peru, customers obtain control of copper and gold concentrate on the shipment date. Copper and gold concentrate revenue is calculated, net of refining and treatment charges, on a best estimate basis on shipment date, using forward metal prices to the estimated final pricing date, adjusted for the specific terms of the agreements. Variations between the price recorded at the shipment date and the actual final price received are caused by changes in prevailing copper and gold prices. Changes in the fair value as a result of changes in the forward metal prices are classified as provisional price adjustments and included as a component of revenue.
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

AFR-139

Gold Fields Annual Financial Report including Governance Report 2022
Accounting Policies continued

14.    DIVIDENDS DECLARED
Dividends and the related taxation thereon are recognised only when such dividends are declared.
Dividends withholding tax is a tax on shareholders receiving dividends and is applicable to all dividends paid, except dividends paid to South African resident companies, South African retirement funds and other prescribed exempt taxpayers. The Group withholds dividends tax on behalf of its shareholders at a rate of 20% on dividends paid. Amounts withheld are not recognised as part of the Group’s tax charge but rather as part of the dividend paid recognised directly in equity.
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
17.SEGMENTAL REPORTING
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (“CODM”) and is based on individual mining operations. The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Executive Committee that makes strategic decisions. The Group's segmental profit measure is profit for the year.

AFR-140

Gold Fields Annual Financial Report including Governance Report 2022
Consolidated Income Statement
for the year ended 31 December 2022

		United States Dollar
Figures in millions unless otherwise stated	Notes	2022	2021	2020

Revenue	1	4,286.7	4,195.2	3,892.1
Cost of sales	2	(2,607.7)	(2,374.9)	(2,150.4)
Investment income	3	13.3	8.3	8.7
Finance expense	4	(72.5)	(100.9)	(126.7)
Gain/(loss) on financial instruments	38	24.0	(100.4)	(238.9)
Foreign exchange gain/(loss)		6.7	(1.9)	8.6
Other costs, net	8	(15.3)	(49.2)	(11.5)
Share-based payments	5	(6.9)	(12.7)	(14.5)
Long-term incentive plan	26	(29.0)	(28.5)	(51.3)
Exploration expense	6	(81.0)	(60.6)	(49.7)
Share of results of equity accounted investees, net of taxation	15	10.1	(32.0)	(2.6)
Yamana break fee	8	300.0	—	—
Yamana transaction costs	8	(33.0)	—	—
Restructuring costs		(11.3)	(1.3)	(2.0)
Silicosis settlement costs	25.2	2.2	0.7	(0.3)
Impairment, net of reversal of impairment of investments and assets	7	(505.0)	(42.4)	50.6
Ghana expected credit loss	13.1	(17.5)	(41.1)	(29.0)
Profit/(loss) on disposal of assets		10.4	8.5	(0.2)
Profit before royalties and taxation	8	1,274.2	1,366.8	1,282.9
Royalties	9	(110.4)	(112.4)	(105.0)
Profit before taxation		1,163.8	1,254.4	1,177.9
Mining and income taxation	10	(442.1)	(424.9)	(432.5)
Profit for the year		721.7	829.5	745.4
Profit attributable to:
– Owners of the parent		711.0	789.3	723.0
– Non-controlling interests		10.7	40.2	22.4
		721.7	829.5	745.4
Earnings per share attributable to owners of the parent:
Basic earnings per share - cents	11.1	80	89	82
Diluted earnings per share - cents	11.2	78	88	81
The accompanying notes form an integral part of these financial statements.
Gold Fields Limited presents its income statement using the function method. Under the function method, investment income would have been disclosed under other income, gain/(loss) on financial instruments and foreign exchange gain/(loss) under other income/(expenses) and share-based payments and long-term incentive plan under other expenses.

AFR-141

Gold Fields Annual Financial Report including Governance Report 2022
Consolidated Statement of Comprehensive Income
for the year ended 31 December 2022

	United States Dollar
Figures in millions unless otherwise stated	2022	2021	2020

Profit for the year	721.7	829.5	745.4
Other comprehensive income, net of tax	(185.3)	(166.4)	58.4
Items that will not be reclassified to profit or loss	(51.2)	(3.8)	49.6
Equity investments at FVOCI – Net change in fair value	(51.3)	(5.8)	50.8
Taxation on above item	0.1	2.0	(1.2)
Items that may be reclassified subsequently to profit or loss	(134.1)	(162.6)	8.8
Foreign currency translation adjustments	(134.1)	(162.6)	8.8

Total comprehensive income for the year	536.4	663.1	803.8

Attributable to:
– Owners of the parent	527.3	622.9	781.4
– Non-controlling interests	9.1	40.2	22.4
	536.4	663.1	803.8
The accompanying notes form an integral part of these financial statements.

AFR-142

Gold Fields Annual Financial Report including Governance Report 2022
Consolidated Statement of Financial Position
at 31 December 2022

		United States Dollar
Figures in millions unless otherwise stated	Notes	2022	2021

ASSETS
Non-current assets		5,535.7	5,927.7
Property, plant and equipment	14	4,815.7	5,079.1
Inventories	19	205.3	155.2
Equity accounted investees	15	84.9	178.8
Investments	17	112.1	138.6
Environmental trust funds	18	98.8	88.1
Loan advanced – contractor	13.2	23.4	27.3
Deferred taxation	23	195.5	260.6
Current assets		1,802.4	1,421.1
Inventories	19	759.0	627.6
Trade and other receivables	20.1	198.0	263.7
Derivative financial assets	20.2	—	5.1
Taxation receivable	31	76.0	—
Cash and cash equivalents	21	769.4	524.7

Total assets		7,338.1	7,348.8
EQUITY AND LIABILITIES
Equity attributable to owners of the parent		4,207.6	3,977.8
Stated capital	22	3,871.5	3,871.5
Other reserves		(2,293.1)	(2,116.3)
Retained earnings		2,629.2	2,222.6
Non-controlling interests		131.9	152.3
Total equity		4,339.5	4,130.1
Non-current liabilities		2,213.2	2,396.3
Deferred taxation	23	399.8	500.9
Borrowings	24	1,079.3	1,078.1
Provisions	25	381.6	434.0
Lease liabilities	33	330.1	355.1
Long-term incentive plan	26	22.4	28.2
Current liabilities		785.4	822.4
Trade and other payables	27.1	600.7	577.7
Derivative financial liabilities	27.2	—	6.8
Royalties payable	30	17.9	20.6
Taxation payable	31	53.6	115.9
Current portion of lease liabilities	33	64.1	60.4
Current portion of provisions	25	18.5	12.6
Current portion of long-term incentive plan	26	30.6	28.4

Total liabilities		2,998.6	3,218.7
Total equity and liabilities		7,338.1	7,348.8
The accompanying notes form an integral part of these financial statements.

AFR-143

Gold Fields Annual Financial Report including Governance Report 2022
Consolidated Statement of Changes in Equity
for the year ended 31 December 2022

	United States Dollar
Figures in millions unless otherwise stated	Stated capital	Accumulated other comprehensive income¹	Other reserves²	Retained earnings	Equity attributable to owners of the parent	Non-controlling interests	Total equity

Balance at 1 January 2020	3,622.5	(2,276.5)	241.0	1,190.0	2,777.0	131.7	2,908.7

Profit for the year	—	—	—	723.0	723.0	22.4	745.4
Other comprehensive income	—	58.4	—	—	58.4	—	58.4
Total comprehensive income	—	58.4	—	723.0	781.4	22.4	803.8
Transactions with owners of the Company
Dividends declared[3]	—	—	—	(137.7)	(137.7)	(10.1)	(147.8)
Share issue[4]	249.0	—	—	—	249.0	—	249.0
Transaction with non-controlling interest holders[5]	—	—	—	(19.7)	(19.7)	19.7	—
Share-based payments	—	—	14.5	—	14.5	—	14.5
Balance at 31 December 2020	3,871.5	(2,218.1)	255.5	1,755.6	3,664.5	163.7	3,828.2

Profit for the year	—	—	—	789.3	789.3	40.2	829.5
Other comprehensive income	—	(166.4)	—	—	(166.4)	—	(166.4)
Total comprehensive income	—	(166.4)	—	789.3	622.9	40.2	663.1
Transactions with owners of the Company
Dividends declared[3]	—	—	—	(322.3)	(322.3)	(51.6)	(373.9)
Share-based payments	—	—	12.7	—	12.7	—	12.7
Balance at 31 December 2021	3,871.5	(2,384.5)	268.2	2,222.6	3,977.8	152.3	4,130.1

Profit for the year	—	—	—	711.0	711.0	10.7	721.7
Other comprehensive income	—	(183.7)	—	—	(183.7)	(1.6)	(185.3)
Total comprehensive income	—	(183.7)	—	711.0	527.3	9.1	536.4
Transactions with owners of the Company
Dividends declared[3]	—	—	—	(304.4)	(304.4)	(29.5)	(333.9)
Share-based payments	—	—	6.9	—	6.9	—	6.9
Balance at 31 December 2022	3,871.5	(2,568.2)	275.1	2,629.2	4,207.6	131.9	4,339.5
The accompanying notes form an integral part of these financial statements.
1    Accumulated other comprehensive income mainly comprises foreign currency translation.
2    Other reserves include share-based payments and share of equity-accounted investee’s other comprehensive income. The aggregate of accumulated other comprehensive income and other reserves in the consolidated statement of changes in equity is disclosed in the Consolidated statement of financial position as other reserves.
3    Refer to note 12 for dividends paid to owners of the parent.
4    On 12 February 2020 Gold Fields successfully completed the placing of 41,431,635 new ordinary, no par value shares with existing and new institutional investors at a price of R90.2 per share. The placing issued represented, in aggregate, approximately 5% of the Company’s issued ordinary share capital prior to the placing. Gross proceeds of R3.7 billion (US$249.0 million) were raised through the placing.
5    On 6 December 2020, per the South Deep BEE transaction an economic interest of 3.57% in Newshelf 899 (Proprietary) Limited vested to the BEE non-controlling interest holders. Refer to note 42 for further details.

AFR-144

Gold Fields Annual Financial Report including Governance Report 2022
Consolidated Statement of Cash Flows
for the year ended 31 December 2022

		United States Dollar
Figures in millions unless otherwise stated	Notes	2022	2021	2020

Cash flows from operating activities		1,379.2	1,230.2	1,111.4
Cash generated by operations	28	2,658.8	2,347.3	1,933.9
Interest received	3	12.1	7.4	7.6
Change in working capital	29	(134.2)	(89.4)	(171.8)
Cash generated by operating activities		2,536.7	2,265.3	1,769.7
Silicosis payment	25.2	(0.7)	(4.4)	(3.5)
Interest paid	4	(97.2)	(103.2)	(127.2)
Royalties paid	30	(112.3)	(108.8)	(102.5)
Taxation paid	31	(611.7)	(448.8)	(278.7)
Net cash from operations		1,714.8	1,600.1	1,257.8
Dividends paid		(335.6)	(369.9)	(146.4)
– Owners of the parent		(304.4)	(322.3)	(137.7)
– Non-controlling interest holders		(30.3)	(46.7)	(7.6)
– South Deep BEE dividend		(0.9)	(0.9)	(1.1)

Cash flows from investing activities		(1,072.2)	(1,070.5)	(607.4)
Additions to property, plant and equipment		(1,069.3)	(1,088.7)	(583.7)
Capital expenditure - working capital		26.3	28.7	(7.1)
Proceeds on disposal of property, plant and equipment		2.0	2.8	0.7
Purchase of investments		(21.6)	(27.4)	(0.6)
Redemption of Asanko Preference Shares		—	5.0	37.5
Proceeds on disposal of investments		1.5	19.2	22.9
Loan advanced – contractors		—	—	(68.4)
Contributions to environmental trust funds	18	(11.1)	(10.1)	(8.7)

Cash flows from financing activities		(56.9)	(510.5)	(139.8)
Loans raised		206.5	207.5	689.8
Loans repaid		(197.9)	(644.2)	(1,014.2)
Payment of principal lease liabilities		(65.5)	(73.8)	(64.4)
Proceeds from the issue of shares		—	—	249.0

Net cash generated/(utilised)		250.1	(350.8)	364.2
Effect of exchange rate fluctuation on cash held		(5.4)	(11.3)	7.6
Cash and cash equivalents at beginning of the year		524.7	886.8	515.0

Cash and cash equivalents at end of the year	21	769.4	524.7	886.8
The accompanying notes form an integral part of these financial statements.

AFR-145

Gold Fields Annual Financial Report including Governance Report 2022
Notes to the Consolidated Financial Statements
for the year ended 31 December 2022

1.    REVENUE

	United States Dollar
Figures in millions unless otherwise stated	2022	2021	2020

Revenue from contracts with customers[1]	4,286.7	4,195.2	3,892.1
– Gold[2]	4,085.1	3,962.9	3,748.0
– Copper[3]	201.6	232.3	144.1

1     The Group generates revenue primarily from the sale of gold bullion and copper concentrate to refineries and banks. All revenue from contracts with customers is recognised at a point in time. The Group also produces silver which is an insignificant by-product. The disaggregation of revenue from contracts with customers by primary geographical market and product is described in the segment note (note 41).
2    All regions.
3    Only Peru region (Cerro Corona).
2.    COST OF SALES

	United States Dollar
Figures in millions unless otherwise stated	2022	2021	2020

Salaries and wages	(397.4)	(397.8)	(352.5)
Consumable stores	(397.4)	(319.6)	(267.4)
Utilities	(141.5)	(134.1)	(121.3)
Mine contractors	(658.0)	(628.2)	(575.3)
Other	(337.2)	(304.8)	(238.1)
Cost of sales before gold inventory change and amortisation and depreciation	(1,931.5)	(1,784.5)	(1,554.6)
Gold inventory change	168.1	122.8	65.5
Cost of sales before amortisation and depreciation	(1,763.4)	(1,661.7)	(1,489.1)
Amortisation and depreciation	(844.3)	(713.2)	(661.3)
Total cost of sales	(2,607.7)	(2,374.9)	(2,150.4)
3.    INVESTMENT INCOME

	United States Dollar
Figures in millions unless otherwise stated	2022	2021	2020

Dividends received	0.1	0.1	0.4
Interest received – environmental trust funds	1.1	0.8	0.7
Interest received – cash balances	12.1	7.4	7.6
Total investment income	13.3	8.3	8.7
4.    FINANCE EXPENSE

	United States Dollar
Figures in millions unless otherwise stated	2022	2021	2020

Interest expense – environmental rehabilitation	(11.8)	(8.6)	(10.7)
Unwinding of discount rate on silicosis settlement costs	(1.0)	(1.1)	(1.5)
Interest expense – lease liability	(22.5)	(24.1)	(22.4)
Interest expense – borrowings	(75.1)	(79.6)	(105.3)
Borrowing costs capitalised[1]	37.9	12.5	13.2
Total finance expense	(72.5)	(100.9)	(126.7)
1    Borrowing costs capitalised of US$37.9 million (2021: US$12.5 million and 2020: US$13.2 million) comprise borrowing costs relating to general borrowings.
2    Interest paid amounts to US$97.2 million (2021: US$103.2 million and 2020: US$127.2 million) and comprises interest expense - lease liability of US$22.5 million (2021: US$24.1 million and 2020: US$22.4 million), interest expense - borrowings of US$75.1 million (2021: US$79.6 million and 2020: US$105.3 million), partially offset by non-cash interest of US$0.4 million (2021: US$0.5 million and 2020: US$0.5 million).

AFR-146

Gold Fields Annual Financial Report including Governance Report 2022

5.    SHARE-BASED PAYMENTS
The Group granted equity-settled instruments comprising share options and restricted shares to Executive Directors, certain officers and employees. During the year ended 31 December 2022, the Gold Fields Limited 2012 share plan as amended in 2016 was in place. Allocations under this plan were made during 2020, 2021 and 2022.
    Gold Fields Limited 2012 share plan amended – awards after 1 March 2016
At the Annual General Meeting on 18 May 2016, shareholders approved the adoption of the revised Gold Fields Limited 2012 share plan to replace the long-term incentive scheme (“LTIP”). The plan provides for four types of participation, namely performance shares (“PS”), retention shares (“RS”), restricted shares (“RSS”) and matching shares (“MS”). This plan is in place to attract, retain, motivate and reward participating employees on a basis which seeks to align the interests of such employees with those of the Company’s shareholders. Currently, the last vesting date is 17 February 2025.
The expense is as follows:

	United States Dollar
Figures in millions unless otherwise stated	2022	2021	2020

Share-based payments	(6.9)	(12.7)	(14.5)
Total included in profit or loss for the year	(6.9)	(12.7)	(14.5)
The following table summarises the movement of share options under the Gold Fields Limited 2012 share plan as amended in 2016 during the years ended 31 December 2022, 2021 and 2020:

	2022	2021	2020
	Performance Shares (PS)	Performance Shares (PS)	Performance Shares (PS)

Outstanding at beginning of the year	5,161,744	6,982,838	14,833,390
Movement during the year:
Granted	753,838	1,403,675	1,581,749
Exercised and released	(2,468,710)	(3,038,661)	(7,825,571)
Forfeited	(460,082)	(186,108)	(1,606,730)
Outstanding at end of the year	2,986,790	5,161,744	6,982,838
At 31 December 2022, none of the outstanding options above had vested.
The fair value of equity instruments granted during the year ended 31 December 2022, 2021 and 2020 were valued using the Monte Carlo simulation model:

	2022	2021	2020

Monte-Carlo simulation
Performance shares
The inputs to the model for options granted during the year were as follows:
– weighted average historical volatility (based on a statistical analysis of the share price on a weighted moving average basis for the expected term of the option)	66.8%	63.6%	58.4%
– expected term (years)	3 years	3 years	3 years
– dividend yield[1]	n/a	n/a	n/a
– average three-year risk free interest rate (based on US interest rates)	1.2%	1.2%	0.3%
– weighted average fair value (United States dollars)	10.2	10.3	6.4

1    There is no dividend yield applied to the Monte Carlo simulation model as the performance conditions follow a total shareholder return method.

AFR-147

Gold Fields Annual Financial Report including Governance Report 2022
Notes to the Consolidated Financial Statements continued
for the year ended 31 December 2022

5.    SHARE-BASED PAYMENTS continued
The weighted average share price for the year ended 31 December 2022 on the Johannesburg Stock Exchange (US$) was US$10.60 (2021: US$9.71 and 2020: US$9.25).
The compensation costs related to awards not yet recognised under the above plans at 31 December 2022, 2021 and 2020 amount to US$7.7 million, US$14.7 million and US$19.7 million, respectively, and are to be recognised over 3 years.
The Directors were authorised to issue and allot all or any of such shares required for the plans, but in aggregate all plans may not exceed 44,568,929 of the total issued ordinary stated capital of the Company. An individual participant may also not be awarded an aggregate of shares from all or any such plans exceeding 4,456,893 of the Company’s total issued ordinary stated capital. The unexercised options and shares under all plans represented 0.3% of the total issued stated capital at 31 December 2022.
6.    EXPLORATION EXPENSE

	United States Dollar
Figures in millions unless otherwise stated	2022	2021	2020

Australia	(33.6)	(21.3)	(16.9)
Ghana	(12.1)	(9.6)	—
Peru	(2.8)	(1.6)	(1.4)
Chile	(32.3)	(27.2)	(30.1)
Other	(0.2)	(0.9)	(1.3)
Total exploration expense	(81.0)	(60.6)	(49.7)
7.    IMPAIRMENT, NET OF REVERSAL OF IMPAIRMENT OF INVESTMENTS AND ASSETS

	United States Dollar
Figures in millions unless otherwise stated	2022	2021	2020

Investments	(113.6)	(30.8)	62.3
Equity accounted investees
– Far Southeast Gold Resources Incorporated ("FSE")[1]	(113.6)	(30.8)	62.3
Property, plant and equipment	(391.4)	(11.6)	(11.7)
Peru cash-generating unit[2]	(63.1)	—	—
Tarkwa cash-generating unit[3]	(325.2)	—	—
Impairment of property, plant and equipment – other[4]	(3.1)	(11.6)	(11.7)

Impairment, net of reversal of impairment of investments and assets	(505.0)	(42.4)	50.6
1    During 2020, FSE’s recoverable amount was determined to be higher than the carrying value due to an increase in commodity prices that resulted in an increase in Lepanto Consolidated Mining Company’s ("Lepanto") share price and a reversal of impairment of US$62.3 million was recorded. The net reversal was limited to previous impairments recognised. During 2021, impairment indicators were identified as a result of the reduction in the share price of Lepanto and FSE was further impaired by US$30.8 million to its recoverable amount. The recoverable amount was based on the fair value less cost of disposal (“FVLCOD”) of the investment (level 2 in the fair value hierarchy). The FVLCOD was indirectly derived from the market value of Lepanto Consolidated Mining Company, being the 60% shareholder of FSE. During 2022, management was actively engaged in the process of disposing of FSE. The disposal process proved unsuccessful and no offers were received. Management’s assessment is that it is unlikely the investment could be sold for any value and wrote off the investment by US$113.6 million to a carrying value of US$nil (level 3 of the fair value hierarchy). The (impairment)/reversal of impairment is included in the “Corporate and other” segment.
2    For the year ended 31 December 2022, the Group recognised an impairment of US$63.1 million in respect of the Peru cash-generating unit. The recoverable amount was based on its fair value lest cost of disposal (“FVLCOD”) calculated using a combination of the market (resource value) and the income approach (level 3 of the fair value hierarchy). The impairment is mainly due to the increase in the discount rate from 4.8% to 8.1% as a result of increases in the risk free rate as well as inflationary cost pressures experienced in 2022. The recoverable amount at 31 December 2022 is US$477.1 million. Refer accounting policies pages 123 to 124 for the assumptions used based on the 2022 life-of-mine plan.
3    For the year ended 31 December 2022, the Group recognised an impairment of US$325.2 million in respect of the Tarkwa cash-generating unit. The recoverable amount was based on its fair value lest cost of disposal (“FVLCOD”) calculated using a combination of the market (resource value) and the income approach (level 3 of the fair value hierarchy). The impairment is mainly due to the increase in the discount rate from 8.3% to 15.9% as a result of increases in the Ghana country risk premium and the risk free rate as well as inflationary cost pressures experienced in 2022. The recoverable amount at 31 December 2022 is US$812.4 million. Refer accounting policies pages 123 to 124 for the assumptions used based on the 2022 life-of-mine plan.
4    The US$3.1 million in 2022 comprises US$nil (2021: US$10.0 million and 2020: US$nil) impairment of capitalised exploration costs at St Ives based on technical and economic parameters of various studies, US$nil (2021: US$nil and 2020: US$9.8 million) impairment of drilling costs at Damang (based on technical and economic parameters of various studies, all assets related to the Amoanda-Tomento corridor were impaired), US$2.5 million (2021: US$1.6 million and 2020: US$1.9 million) impairment of redundant assets in Peru and US$0.6 million (2021: US$nil and 2020: US$nil) impairment of redundant assets in Chile.

AFR-148

Gold Fields Annual Financial Report including Governance Report 2022

7.    IMPAIRMENT, NET OF REVERSAL OF IMPAIRMENT OF INVESTMENTS AND ASSETS continued
    Sensitivity analysis on cash-generating units with impairments
The tables below summarise the impact of increases/(decreases) on the recoverable amounts of Tarkwa and Cerro Corona in the case of changes in the key inputs used to value the recoverable amounts. The first analysis is based on the assumption that the long-term gold price increased/(decreased) with all other variables held constant. The second analysis is based on the assumption that the discount rates increased/(decreased) with all other variables held constant.

Sensitivity to gold price Figures in millions unless otherwise stated	(Decrease)/increase in long-term gold price
	(US$100/oz)	US$100/oz

2022
(Decrease)/increase in Tarkwa recoverable amount	(101.5)	101.5
(Decrease)/increase in Cerro Corona recoverable amount	(17.1)	17.1

Sensitivity to discount rates Figures in millions unless otherwise stated	(Decrease)/increase in discount rates
	(1.0%)	1.0%

2022
(Decrease)/increase in Tarkwa recoverable amount	31.7	(29.7)
(Decrease)/increase in Cerro Corona recoverable amount	19.4	(18.5)

AFR-149

Gold Fields Annual Financial Report including Governance Report 2022
Notes to the Consolidated Financial Statements continued
for the year ended 31 December 2022

8.    INCLUDED IN PROFIT BEFORE ROYALTIES AND TAXATION ARE THE FOLLOWING:

	United States Dollar
Figures in millions unless otherwise stated	2022	2021	2020

Damang – contract termination[1]	—	—	(1.1)
Social contributions and sponsorships[1]	(18.5)	(18.1)	(13.7)
Rehabilitation income/(expense)[1]	8.9	(10.8)	(1.5)
Offshore structure costs[1]	(14.7)	(14.6)	(13.6)
Restructuring costs[2]	(11.3)	(1.3)	(2.0)
Yamana break fee[3]	300.0	—	—
Yamana transaction costs[3]	(33.0)	—	—
Salares VAT[1,4]	—	—	23.9
1    Included under “Other costs, net” in the consolidated income statement.
2    The restructuring costs in 2022 comprise mainly separation packages at Tarkwa amounting to US$8.7 million (2021: US$1.3 million and 2020: US$1.2 million), Damang of US$2.6 million (2021: US$nil and US$nil) and St Ives of US$nil (2021: US$nil and 2020: US$0.8 million).
3    The US$300.0 million income related to the Yamana break fee. As a result of Yamana entering into an arrangement agreement with Pan American Silver Corp and Agnico Eagle Mines Limited, Gold Fields terminated the agreement in respect of the proposed acquisition of Yamana. In accordance, within the terms of the arrangement agreement , Yamana was required to pay Gold Fields a termination fee of US$300 million. The transaction costs of US$33 million related mainly to amounts paid to advisors, bankers, lawyers and accountants in connection with the proposed acquisition of Yamana.
4    The US$23.9 million income related to a submission of VAT claims for expenses incurred from 2010 to June 2020 at Salares Norte to the Chilean tax authority which became claimable from the commencement of construction in 2020.
9.    ROYALTIES

	United States Dollar
Figures in millions unless otherwise stated	2022	2021	2020

South Africa	(2.9)	(2.6)	(2.0)
Peru	(5.9)	(8.0)	(5.6)
Ghana	(54.8)	(55.8)	(53.2)
Australia	(46.8)	(46.0)	(44.2)
Total royalties	(110.4)	(112.4)	(105.0)

Royalty rates
South Africa (effective rate)[1]	0.5%	0.5%	0.5%
Australia[2]	2.5%	2.5%	2.5%
Ghana[3]	4.1%	4.1%	4.1%
Peru[4]	4.2%	4.4%	3.9%
1    The Mineral and Petroleum Resource Royalty Act 2008 (“Royalty Act”) was promulgated on 24 November 2008 and became effective from 1 March 2010. The Royalty Act imposes a royalty on refined (mineral resources that have undergone a comprehensive level of beneficiation such as smelting and refining as defined in Schedule 1 of the Royalty Act) and unrefined (mineral resources that have undergone limited beneficiation as defined in Schedule 2 of the Royalty Act) minerals payable to the state. The royalty in respect of refined minerals (which include gold refined to 99.5% and above and platinum) is calculated by dividing earnings before interest and taxes (“EBIT”) by the product of 12.5 times gross revenue calculated as a percentage, plus an additional 0.5%. EBIT refers to taxable mining income (with certain exceptions such as no deduction for interest payable and foreign exchange losses) before assessed losses but after capital expenditure. A maximum royalty of 5% has been introduced on refined minerals. The effective rate of royalty tax payable for the year ended 31 December 2022 was 0.5% of mining revenue (2021: 0.5% and 2020: 0.5%) equalling the minimum charge per the formula.
2    The Australian operations are subject to a 2.5% (2021: 2.5% and 2020: 2.5%) gold royalty on revenue as the mineral rights are owned by the state.
3    Minerals are owned by the Republic of Ghana and held in trust by the President. During 2016, Gold Fields signed a Development Agreement (“DA”) with the government of Ghana for both the Tarkwa and Damang mines. This agreement stated that the Ghanaian operations will be subject to a sliding scale for royalty rates, linked to the prevailing gold price (effective 1 January 2017). The sliding scale is as follows:

Average gold price
Low value		High value	Royalty rate

US$0.00	–	US$1,299.99	3.0%
US$1,300.00	–	US$1,449.99	3.5%
US$1,450.00	–	US$2,299.99	4.1%
US$2,300.00	–	Unlimited	5.0%
1    The Peruvian operations are subject to a mining royalty calculated on a sliding scale with rates ranging from 1% to 12% of the value of operating profit.

AFR-150

Gold Fields Annual Financial Report including Governance Report 2022

10.    MINING AND INCOME TAXATION

	United States Dollar
Figures in millions unless otherwise stated	2022	2021	2020

The components of mining and income tax are the following:
South African taxation
– company and capital gains taxation[1]	(65.3)	(3.8)	(4.5)
– dividend withholding tax	(13.1)	(24.3)	—
– prior year adjustment - current taxation	—	0.8	(0.5)
– deferred taxation	(80.2)	(27.4)	(25.8)
– prior year adjustment - deferred taxation	1.7	(3.4)	—
Foreign taxation
– current taxation	(386.1)	(417.9)	(356.2)
– dividend withholding tax	(4.7)	—	(5.2)
– prior year adjustment - current taxation[2]	(5.9)	(3.5)	(0.1)
– deferred taxation	111.5	54.6	(40.2)
Total mining and income taxation	(442.1)	(424.9)	(432.5)
Major items causing the Group's income taxation to differ from the maximum South African statutory mining tax rate of 34.0% (2021: 34.0% and 2020: 34.0%) were:
Taxation on profit before taxation at maximum South African statutory mining tax rate	(395.7)	(426.5)	(400.5)
Rate adjustment to reflect the actual realised company tax rates in South Africa and offshore[3]	65.9	45.9	45.6
Non-deductible share-based payments	(2.3)	(4.3)	(4.9)
Non-deductible exploration expense	(0.1)	(9.6)	(0.4)
Deferred tax assets not recognised on impairment of FSE (2021: impairment and 2020: reversal of impairment)	(38.6)	(10.5)	21.2
Non-deductible interest paid	(21.7)	(22.2)	(31.2)
Share of results of equity accounted investees, net of taxation	3.4	(10.9)	(0.9)
Non-taxable capital gains portion of Yamana break fee and transaction costs	18.2	—	—
Non-taxable fair value (loss)/gain on Maverix warrants	—	(1.4)	0.4
Dividend withholding tax	(21.3)	(29.5)	(5.9)
Net non-deductible expenditure and non-taxable income	(18.2)	(26.7)	(0.7)
Deferred tax on unremitted earnings at Tarkwa and Cerro Corona	—	15.7	1.3
Deferred taxation movement on Peruvian Nuevo Sol devaluation against US dollar[4]	4.2	(8.6)	(7.5)
Various Peruvian non-deductible expenses	(5.3)	(7.9)	(5.8)
Deferred tax assets not recognised at Cerro Corona, net[5]	(14.4)	(12.2)	(0.1)
Deferred tax assets utilised/(not recognised) at Damang and Tarkwa[6]	1.2	(6.6)	(50.9)
Deferred tax recognised at Salares Norte[7]	(4.2)	96.7	12.8
Prior year adjustments	(2.7)	(6.4)	(0.2)
Deferred tax charge on change of tax rate at South Deep	(5.7)	—	—
Other	(4.7)	0.1	(4.8)
Total mining and income taxation	(442.1)	(424.9)	(432.5)
1    The US$65.3 million in 2022 includes capital gains taxation of US$65.2 million paid to South African Revenue Services on Yamana break fee.
2    The US$5.9 million in 2022 comprises US$19.2 million additional transfer pricing charges at Tarkwa and Damang, partially offset by a refund of US$13.3 million relating to hedges in Peru.
3    Due to different tax rates in various jurisdictions, primarily South Africa, Ghana, Australia and Peru.
4    The functional currency of Cerro Corona is US Dollar, however, the Peruvian tax base is based on values in Peruvian Nuevo Sol.
5    Deferred tax assets amounting to US$14.4 million were not recognised during the year ended 31 December 2022 at Cerro Corona to the extent that there is insufficient future taxable income available. Deferred tax assets were not recognised during the year related to deductible temporary differences on additions to fixed assets in the current financial year that would only reverse after the end of the life-of-mine (“LoM”) of Cerro Corona. In making this determination, the Group analysed, among others, forecasts of future earnings and the nature and timing of future deductions and benefits represented by deferred tax assets.
During 2021, deferred tax assets of US$12.2 million were not recognised. This comprised deferred tax assets of US$15.6 million not recognised relating to losses on financial instruments of US$45.8 million due to uncertainty in the deductibility of these losses, partially offset by deferred tax assets amounting to US$3.4 million that were previously not recognised, recognised due to the increase in future taxable income available because of a higher long-term gold price used in the 2021 assessment.
6    During 2022, deferred tax assets of US$1.2 million (2021: not recognised of US$6.6 million and 2020: not recognised of US$50.9 million) were utilised at the Ghanaian operations. The US$50.9 million in 2020 comprised US$41.0 million deferred tax assets relating to losses on financial instruments of US$120.6 million (these losses are ring-fenced for tax purposes and there are no expected future gains on financial instruments to utilise against these losses) and US$9.9 million relating to the Tarkwa expected credit loss provision of US$29.0 million. The US$1.2 million utilised in 2022 (2021: not recognised of US$6.6 million) comprised US$6.0 million (2021: US$14.0 million) relating to the Ghana expected credit loss provision of US$17.5 million (2021: US$41.1 million), offset by US$7.2 million (2021: partially offset by US$7.4 million) deferred tax assets recognised relating to the utilisation of previous losses on financial instruments (as explained above).
7    During 2021, deferred tax assets of US$96.7 million was raised. At 31 December 2021, there has been significant progress with the construction of the Salares Norte project as indicated by total project progress at 62.5%, construction progress at 55% and the early forecast curve being aligned with the scheduled finish of 2023. The project is expected to deliver significant value and all tax credits are expected to be fully utilised before they expire. During 2020, deferred tax assets of US$12.8 million relating to assessed losses were recognised during the year at Salares Norte, to the extent that there was sufficient taxable income available in 2020 to offset against these losses. The taxable income in 2020 related mainly to gains on the Salares Norte foreign currency hedge.

AFR-151

Gold Fields Annual Financial Report including Governance Report 2022
Notes to the Consolidated Financial Statements continued
for the year ended 31 December 2022

10.    MINING AND INCOME TAXATION continued

	United States Dollar
	2022	2021	2020

South Africa – current tax rates
Mining tax[1]	Y = 34 – 170/X	Y = 34 – 170/X	Y = 34 – 170/X
Non-mining tax[2]	28.0%	28.0%	28.0%
Company tax rate	28.0%	28.0%	28.0%
International operations – current tax rates
Australia	30.0%	30.0%	30.0%
Ghana	32.5%	32.5%	32.5%
Peru	29.5%	29.5%	29.5%
1    South African mining tax on mining income is determined according to a formula which takes into account the profit and revenue from mining operations. South African mining taxable income is determined after the deduction of all mining capital expenditure, with the proviso that this cannot result in an assessed loss. Capital expenditure amounts not deducted are carried forward as unredeemed capital expenditure to be deducted from future mining income. Accounting depreciation is ignored for the purpose of calculating South African mining taxation. During June 2022, the South African Revenue Services published the draft 2022 Rates & Monetary Bill, inclusive of an amendment to the gold tax formula from Y = 34 – 170/X to Y = 33 – 165/X in respect of year assessments ending on or after 31 March 2023, which is considered to be substantively enacted. This resulted in the effective mining tax rate used for deferred tax purposes for Gold Fields Operations Limited ("GFO") and GFI Joint Venture Holdings (Proprietary) Limited ("GFIJVH"), owners of the South Deep mine, decreasing from 29% at 31 December 2021 to 28% at 31 December 2022, amounting to a charge of R76.2 million (US$4.6 million) through profit or loss.(2021: 29% and 2020: 29%). In the formula above, Y is the percentage rate of tax payable and X is the ratio of mining profit, after the deduction of redeemable capital expenditure, to mining revenue expressed as a percentage.
2    Non-mining income of South African mining operations consists primarily of interest income. The corporate income tax rate will be reduced from 28% to 27% for tax years ending on or after 31 March 2023, and is considered to be substantively enacted.
In the wake of the Ghanaian fiscal crisis, the Ghanaian government has conducted increasingly stringent audits on its biggest corporate taxpayers (many of them multinationals), including Gold Fields, and has imposed additional tax liabilities, which are under discussion. In addition, Gold Fields is experiencing more onerous processes in claiming and renewing rebates and exemptions under the Development Agreement. The two audits by the Ghana Revenue Authority are a transfer pricing audit covering 2014 to 2019 and a tax audit for 2018 to 2020. The earlier transfer pricing audit has been resolved, while Gold Fields has received an assessment of US$124.1 million under the findings of the 2018 to 2020 tax audit. Gold Fields is reviewing the assessment and disputing the findings, amongst others the deductibility of waste stripping costs amounting to US$63.4 million of the assessment. Negotiations are under way following a required up-front deposit. No tax liability was raised for the above at 31 December 2022.
Deferred tax is provided at the expected future rate for mining operations arising from temporary differences between the carrying values and tax values of assets and liabilities. In South Africa the tax rate which has been used for deferred tax purposes for mining assets is Y = 33 – 165/X and for non-mining assets is 27%, on the basis that these rates are considered to be substantively enacted.
At 31 December 2022, the Group had the following estimated amounts available for set-off against future income:

	South African Rand
	2022			2021
	Gross unredeemed capital expenditure	Gross tax losses	Gross tax losses not recognised	Gross unredeemed capital expenditure	Gross tax losses	Gross tax losses not recognised
	R'million	R'million	R'million	R'million	R'million	R'million

South Africa[1]
Gold Fields Operations Limited	9,322.5	693.1	—	10,492.3	746.4	—
GFI Joint Venture Holdings (Pty) Limited	11,895.8	692.7	—	13,193.3	746.7	—
Gold Fields Holdings Company Limited	—	95.4	95.4	—	143.3	143.3
	21,218.3	1,481.2	95.4	23,685.6	1,636.4	143.3
1    These deductions are available to be utilised against income generated by the relevant tax entity and do not expire unless the tax entity concerned ceases to operate for a period of longer than one year. Under South African mining tax ring-fencing legislation, each tax entity is treated separately and as such these deductions can only be utilised by the tax entities in which the deductions have been generated. South African tax losses and unredeemed capital expenditure have no expiration date.

AFR-152

Gold Fields Annual Financial Report including Governance Report 2022

10.    MINING AND INCOME TAXATION continued

	United States Dollar
	2022			2021
	Gross unredeemed capital expenditure	Gross tax losses	Gross tax losses not recognised	Gross unredeemed capital expenditure	Gross tax losses	Gross tax losses not recognised
	US$ million	US$ million	US$ million	US$ million	US$ million	US$ million

South Africa[1]
Gold Fields Operations Limited	547.7	40.7	—	658.2	46.8	—
GFI Joint Venture Holdings (Pty) Limited	698.9	40.7	—	827.7	46.8	—
Gold Fields Holdings Company Limited	—	5.6	5.6	—	9.0	9.0
	1,246.6	87.0	5.6	1,485.9	102.6	9.0
International operations
Exploration entities[2]	—	219.7	219.7	—	227.6	227.6
Minera Gold Fields Salares Norte[3]	507.0	123.3	—	458.3	87.6	—
Gold Fields La Cima S.A.[4]	—	—	—	—	45.8	45.8
Abosso Goldfields Limited[5,6]	—	24.9	24.9	—	31.5	31.5
Gold Fields Ghana Limited[5,7]	—	26.4	26.4	—	46.9	46.9
	507.0	394.3	271.0	458.3	439.4	351.8
1    These deductions are available to be utilised against income generated by the relevant tax entity and do not expire unless the tax entity concerned ceases to operate for a period of longer than one year. Under South African mining tax ring-fencing legislation, each tax entity is treated separately and as such these deductions can only be utilised by the tax entities in which the deductions have been generated. South African tax losses and unredeemed capital expenditure have no expiration date.
2    The total tax losses of US$219.7 million (2021: US$227.6 million) comprise US$1.1 million (2021: US$3.1 million) tax losses that expire between one and two years, US$4.0 million (2021: US$4.3 million) tax losses that expire between two and five years, US$0.7 million (2021: US$1.2 million) tax losses that expire between five and 10 years, US$171.3 million (2021: US$180.4 million) tax losses that expire after 10 years and US$42.6 million (2021: US$38.6 million) tax losses that have no expiry date.
3    These deductions are available to be utilised against income generated by the relevant tax entity and do not expire.
4    At 31 December 2022, deferred tax assets at La Cima of US$nil (2021: US$45.8 million) not recognised relate to losses on financial instruments.
5    Tax losses may be carried forward for five years. These losses expire on a first-in-first-out basis. Tax losses of US$51.3 million (2021: US$31.5 million) expire in three years and tax losses of US$nil (2021: US$46.9 million) expire in four years.
6    At 31 December 2022, tax losses at Damang of US$24.9 million (2021: US$31.5 million) comprise deferred tax assets not recognised relating to financial instruments losses.
7    At 31 December 2022, deferred tax assets at Tarkwa of US$26.4 million (2021: US$46.9 million) not recognised relating to losses on financial instruments.

AFR-153

Gold Fields Annual Financial Report including Governance Report 2022
Notes to the Consolidated Financial Statements continued
for the year ended 31 December 2022

11.    EARNINGS PER SHARE

		United States Dollar
	Figures in millions unless otherwise stated	2022	2021	2020

11.1	Basic earnings per share – cents	80	89	82

Basic earnings per share is calculated by dividing the profit attributable to owners of the parent of US$711.0 million (2021: US$789.3 million and 2020: US$723.0 million) by the weighted average number of ordinary shares in issue during the year of 890,968,721 (2021: 887,306,342 and 2020: 878,661,474).

		United States Dollar
	Figures in millions unless otherwise stated	2022	2021	2020

11.2	Diluted earnings per share – cents	78	88	81

Diluted earnings per share is calculated by dividing the diluted profit attributable to owners of the parent of US$701.3 million (2021: US$781.9 million and 2020: US$719.3 million) by the diluted weighted average number of ordinary shares in issue during the year of 893,916,246 (2021: 893,497,539 and 2020: 889,841,717).

	Net profit attributable to owners of the parent has been adjusted by the following to arrive at the diluted profit attributable to owners of the parent:
	Profit attributable to owners of the parent	711.0	789.3	723.0
	South Deep minority interest at 10%	(9.7)	(7.4)	(3.7)
	Diluted profit attributable to owners of the parent	701.3	781.9	719.3
	The weighted average number of shares has been adjusted by the following to arrive at the diluted number of ordinary shares:
	Weighted average number of ordinary shares	890,968,721	887,306,342	878,661,474
	Potentially dilutive share options in issue	2,947,525	6,191,197	11,180,243
	Diluted weighted average number of ordinary shares	893,916,246	893,497,539	889,841,717

AFR-154

Gold Fields Annual Financial Report including Governance Report 2022

12.    DIVIDENDS DECLARED

	United States Dollar
Figures in millions unless otherwise stated	2022	2021	2020

2021 final dividend of 260 SA cents per share (2020: 320 SA cents and 2019: 100 SA cents) declared on 17 February 2022.	153.2	190.4	84.7
2022 interim dividend of 300 SA cents was declared during 2022 (2021: 210 SA cents and 2020: 160 SA cents).	151.2	131.9	53.0
A final dividend in respect of the financial year ended 31 December 2022 of 445 SA cents per share was approved by the Board of Directors on 22 February 2023. This dividend payable is not reflected in these financial statements.

Dividends are subject to Dividend Withholding Tax.
Total dividends	304.4	322.3	137.7
Dividends per share – cents	34	36	16
13.1    GHANA EXPECTED CREDIT LOSS

	United States Dollar
Figures in millions unless otherwise stated	2022	2021	2020

Ghana expected credit loss – loan advanced to contractor[1]	(3.9)	(41.1)	—
Tarkwa expected credit loss – receivable[2]	(13.6)	—	(29.0)
Total expected credit loss	(17.5)	(41.1)	(29.0)
1    The expected credit loss provision of US$3.9 million (2021: US$41.1 million and 2020 US$nil) was raised against a contractor loan at 31 December 2022. The contractor loan (refer note 13.2) related to the financial assistance provided to a contractor at Ghana for the procurement of new fleet. See note 38 for further details.
2    The expected credit loss provision of US$13.6 million (2021: US$nil and 2020: US$29.0 million) was raised against a receivable at 31 December 2022. The receivable of US$13.6 million in 2022 related to an advanced payment to a contractor at Tarkwa and the receivable of US$29.0 million in 2020 related to the sale of mining fleet at Tarkwa as part of the transition to contractor mining.
13.2    LOAN ADVANCED – CONTRACTOR

Figures in millions unless otherwise stated	2022	2021

Balance at beginning of the year	27.3	68.4
Expected credit loss	(3.9)	(41.1)
Total loan advanced to contractor[1]	23.4	27.3
1    Due to issues with fleet availability at both Tarkwa and Damang, an agreement was entered into between Gold Fields and Engineers and Planners (“E&P”) to provide financial assistance to E&P in order to procure new fleet. The loan amounts to US$68.4 million, bears interest at a market related interest rate and a portion is secured over the fleet purchased in 2020. At 31 December 2022, a cumulative expected credit loss provision of US$45.0 million was raised against the loan, resulting in a net balance of US$23.4 million.

AFR-155

Gold Fields Annual Financial Report including Governance Report 2022
Notes to the Consolidated Financial Statements continued
for the year ended 31 December 2022

14.    PROPERTY, PLANT AND EQUIPMENT

United States Dollars
31 December 2021					31 December 2022
Land, mineral rights and rehabilitation assets	Mine development, infrastructure and other assets	Right-of-use assets relating to mine development, infrastructure and other assets	Total		Total	Right-of-use assets relating to mine development, infrastructure and other assets	Mine development, infrastructure and other assets	Land, mineral rights and rehabilitation assets

				Cost
424.3	10,850.8	526.5	11,801.6	Balance at beginning of the year	12,169.0	558.1	11,144.0	466.9
(7.8)	10.9	(3.1)	—	Reclassifications	—	—	1.8	(1.8)
1.9	1,086.8	—	1,088.7	Additions	1,069.3	—	1,058.5	10.8
—	7.5	—	7.5	Salares Norte project costs capitalised	6.3	—	6.3	—
—	—	54.4	54.4	Right-of-use assets capitalised during the year (refer note 33)	47.9	47.9	—	—
—	—	19.1	19.1	Remeasurements of right-of-use assets capitalised (refer note 33)[1]	11.6	11.6	—	—
—	12.5	—	12.5	General borrowing costs capitalised[2]	37.9	—	37.9	—
—	(13.4)	—	(13.4)	Disposals	(20.9)	—	(20.9)	—
(0.9)	(427.0)	(22.0)	(449.9)	Scrapping of assets	(116.8)	(20.3)	(90.7)	(5.8)
66.1	—	—	66.1	Changes in estimates of rehabilitation assets	(22.1)	—	—	(22.1)
(16.7)	(384.1)	(16.8)	(417.6)	Translation adjustment	(389.4)	(19.2)	(354.2)	(16.0)
466.9	11,144.0	558.1	12,169.0	Balance at end of the year	12,792.8	578.1	11,782.7	432.0
				Accumulated depreciation and impairment
72.4	6,860.1	97.9	7,030.4	Balance at beginning of the year	7,089.9	146.2	6,851.3	92.4
20.6	622.8	69.8	713.2	Charge for the year	844.3	72.6	746.1	25.6
—	1.8	5.2	7.0	Salares Norte depreciation capitalised	4.0	1.7	2.3	—
—	11.6	—	11.6	Impairment	391.4	44.5	339.3	7.6
—	21.3	—	21.3	Write-off of exploration and evaluation assets[3]	—	—	—	—
—	(12.2)	—	(12.2)	Disposals	(19.9)	—	(19.9)	—
(0.9)	(427.0)	(22.0)	(449.9)	Scrapping of assets	(116.8)	(20.3)	(90.7)	(5.8)
0.3	(227.1)	(4.7)	(231.5)	Translation adjustment	(215.8)	(4.9)	(209.5)	(1.4)
92.4	6,851.3	146.2	7,089.9	Balance at end of the year	7,977.1	239.8	7,618.9	118.4
374.5	4,292.7	411.9	5,079.1	Carrying value at end of the year	4,815.7	338.3	4,163.8	313.6
1    The re-measurements in 2022 relate mainly to leases at the Group’s Australian operations that have variable payments linked to the Australian consumer price index (“CPI”). (2021: Leases at the Group’s Australian operations that have variable payments linked to the Australian consumer price index (“CPI”), as well as the leases relating to Tarkwa's power purchase agreement that changed due to a change in the life-of mine).
2    General borrowing costs of US37.9 million (2021: US$12.5 million) arising on Group general borrowings were capitalised during the period and related to the Salares Norte project. An average interest capitalisation rate of 6.4% (2021: 5.9%) was applied. In February 2020, the Salares Norte project was approved by the Board and capital expenditure commenced in April 2020, resulting in capitalisation of borrowing costs from that date.
3    The write-off of exploration and evaluation assets in 2021 was due to specific exploration programmes not yielding results to warrant further exploration at the Group’s Australian operations. The US$21.3 million was included in the US$60.6 million “Exploration expense” in the consolidated income statement in 2021.

AFR-156

Gold Fields Annual Financial Report including Governance Report 2022

15.    EQUITY ACCOUNTED INVESTEES

		United States Dollar
	Figures in millions unless otherwise stated	2022	2021	2020

	Investment in joint ventures	72.5	173.1
(a)	Far Southeast Gold Resources Incorporated ("FSE")	—	113.6
(b)	Asanko Gold	72.5	59.5
	Investment in associates	12.4	5.7
(c)	Other associates	12.4	5.7

	Total equity accounted investees	84.9	178.8
	Share of results of equity accounted investees, net of taxation recognised in the consolidated income statement are made up as follows:
(a)	Far Southeast Gold Resources Incorporated ("FSE")	(1.0)	(1.6)	(1.6)
(b)	Asanko Gold – earnings	13.0	23.4	48.5
(b)	Asanko Gold – impairment	—	(52.8)	(49.5)
(c)	Other associates	(1.9)	(1.0)	—
	Total share of results of equity investees, net of taxation	10.1	(32.0)	(2.6)
(a)FSE
Gold Fields interest in FSE, an unlisted entity incorporated in the Philippines, was 40% (2021: 40% and 2020: 40%) at 31 December 2022. Lepanto Consolidated Mining Company owns the remaining 60% shareholding in FSE.
A remaining 20% option is not currently exercisable until such time as FSE obtains a Foreign Technical Assistance Agreement (“FTAA”) which allows for direct majority foreign ownership and control.
During 2022, management was actively engaged in the process of disposing of FSE. The disposal process proved unsuccessful and no offers were received. Management’s assessment is that it is unlikely the investment could be sold for any value and wrote off the investment by US$113.6 million to a carrying value of US$nil.
FSE has a 31 December year-end and has been equity accounted since 1 April 2012. FSE’s equity accounting is based on results to 31 December 2022.
Investment in joint venture consists of:

	United States Dollar
Figures in millions unless otherwise stated	2022	2021

Unlisted shares at cost	230.0	230.0
Equity contribution	97.8	96.8
Impairment - prior years	(116.4)	(85.6)
Impairment - current year[1]	(113.6)	(30.8)
Share of accumulated losses brought forward	(96.8)	(95.2)
Share of loss after taxation[2]	(1.0)	(1.6)
Total investment in joint venture[3]	—	113.6
1    Refer to note 7 for details of impairment.
2    Gold Fields’ share of loss after taxation represents exploration and other costs, including work completed on a scoping study, which is fully funded by Gold Fields as part of their equity contribution.
3    FSE has no revenues or significant assets or liabilities. Assets included in FSE represent the rights to explore and eventually mine the FSE project.

AFR-157

Gold Fields Annual Financial Report including Governance Report 2022
Notes to the Consolidated Financial Statements continued
for the year ended 31 December 2022

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
Asanko has a 31 December year-end and has been equity accounted since 31 July 2018. Asanko’s equity accounting is based on results to 31 December 2022.
The following table summarises the financial information and the carrying amount of the Group’s interest in Asanko:

	United States Dollar
Figures in millions unless otherwise stated	2022	2021

Initial investment at cost	86.9	86.9
Share of accumulated profit brought forward	74.9	51.5
Share of profit after taxation before impairment	13.0	23.4
Cumulative impairment[3]	(102.3)	(102.3)
Carrying value at 31 December	72.5	59.5

AFR-158

Gold Fields Annual Financial Report including Governance Report 2022

15.    EQUITY ACCOUNTED INVESTEES continued
(b)Asanko Gold continued
The Group’s interest in the summarised financial statements of Asanko on a combined basis after fair value adjustments as determined at acquisition is as follows:

	United States Dollar
Figures in millions unless otherwise stated	2022	2021

Statement of financial position – Asanko
Non-current assets[1]	262.7	290.5
Current assets[2]	175.7	170.7
Non-current liabilities	(69.7)	(81.0)
Current liabilities	(29.0)	(68.5)
Net assets	339.7	311.7
Less: Shika redeemable preference shares	(186.4)	(186.4)
Net assets attributable to ordinary share holders	153.3	125.3
Group's share of net assets	72.5	59.5
Reconciled as follows:
Cash consideration paid	165.0	165.0
Less: Consideration allocated to the redeemable preference shares (note 17)	(129.9)	(129.9)

Consideration paid for equity portion	35.1	35.1
Gain on acquisition	51.8	51.8
Share of accumulated losses brought forward	74.9	51.5
Share of profit after taxation before impairment	13.0	23.4
Impairment[3]	(102.3)	(102.3)
Carrying amount of interest in joint venture	72.5	59.5

Income statement – Asanko
Revenue	297.1	382.4
Production costs	(191.7)	(247.0)
Depreciation and amortisation	(30.8)	(45.3)
Other expenses	(30.8)	(19.1)
Royalties	(14.9)	(19.1)
Profit for the year before impairment	28.9	51.9
Group's share of profit before impairment	13.0	23.4
Group's share of impairment[3]	—	(52.8)
Group's share of total comprehensive income after impairment	13.0	(29.4)
1    At 31 December 2022, includes impact of fair value adjustment, amounting to US$39.6 million (2021: US$39.6 million), to property, plant and equipment of the Asanko Gold mine as determined at acquisition and impairment as discussed below.
2    Current assets includes cash and cash equivalents amounting of US$91.3 million (2021: US$49.2 million).
3    During 2021, the Asanko gold mine demonstrated negative grade reconciliations against the 2021 plan and as a result management identified an impairment trigger and an impairment of US$52.8 million was recognised. Due to the re-evaluation of the geological modelling by our JV partner, Galiano, which was not complete at 31 December 2021, Gold Fields was not in a position to provide a reserve and resource estimate for Asanko as at 31 December 2021. Taking this into consideration, management modelled various scenarios for the Asanko Life of Mine ("LoM") in order to determine their best estimates of the future cash flows of the Asanko gold mine. The various LoM scenario runs were undertaken in an attempt to model Asanko’s future cash flows in the absence of a revised Resource and Reserve at 31 December 2021. These scenarios were based on the pre-feasibility study completed in 2019, in order to declare a Reserve at 31 December 2019, but were modified where appropriate to reflect prevailing circumstances. Subsequent to 31 December 2021, Gold Fields received additional information in respect of the Asanko gold mine. Gold Fields updated the valuation taking this information into consideration and this did not have a material impact on the valuation of either the preference shares or the equity accounted investment. During 2022, there were no changes in status with respect to the completion of the technical and economic work required to generate a Reserve and Resources estimate based on a LoM. Taking this into consideration, management utilised the LoM developed for the 2022 impairment calculations and this resulted in no impairment for the year ended 31 December 2022.

AFR-159

Gold Fields Annual Financial Report including Governance Report 2022
Notes to the Consolidated Financial Statements continued
for the year ended 31 December 2022

15.    EQUITY ACCOUNTED INVESTEES continued

		United States Dollar
	Figures in millions unless otherwise stated	2022	2021

(c)	Other
	Investment in associate	12.4	5.7
	Lunnon Metals Limited ("Lunnon")[1]	12.4	5.7
	Rusoro Mining Limited ("Rusoro")[2]	—	—

1    During 2022, Gold Fields acquired an additional 2.31% shareholding Lunnon and recognised a share of loss for the year of U$1.9 million (2021: US$1.0 million). Gold Fields’ interest in Lunnon was 33.96% (2021: 31.65%) at 31 December 2022.
2    Represents a holding of 24.8% (2021: 25.7%) in Rusoro.
The carrying value of Rusoro was written down to US$nil at 31 December 2010 due to losses incurred by the entity. The fair value, based on the quoted market price of the investment, in Rusoro at 31 December 2022 is US$5.2 million (2021: US$5.5 million).The unrecognised share of loss of Rusoro for the year amounted to US$3.8 million (2021: US$3.1 million). The cumulative unrecognised share of losses of Rusoro at 31 December 2022 amounted to US$214.7 million (2021: US$210.9 million).
On 22 August 2016, the Arbitration Tribunal, operating under the Additional Facility Rules of the World Bank’s International Centre for the Settlement of Investment Disputes, awarded Rusoro damages of US$967.8 million plus pre- and post-award interest which currently equates to in excess of US$1.7 billion in the arbitration brought by Rusoro against the Bolivarian Republic of Venezuela (“Venezuela”).
Venezuela has not complied with the arbitration award terms, which were issued on 22 August 2016. On 6 December 2017, Rusoro obtained a judgment against Venezuela in the Superior Court of Justice in Ontario, Canada, in excess of US$1.3 billion at the time. The judgment, which was issued on default as a result of Venezuela’s failure to appear before the Ontario court, arose out of Rusoro’s ongoing dispute with Venezuela over the South American nation’s seizure of its gold mining properties in the country. The Canadian judgment, which confirmed an arbitration award issued in Rusoro’s favour in the same amount, was issued on 25 April 2017. Venezuela did not appeal or seek to vacate the judgment, and its time to do so expired.
Rusoro further filed a suit in the Supreme Court of the State of New York, seeking recognition of the Canadian judgment. Rusoro brought the New York lawsuit in addition to an action it filed in the U.S. District Court for the District of Columbia, which seeks recognition of and the entry of judgment on the original arbitration award. A favourable ruling from either the New York or D.C. court will entitle Rusoro to use all legal procedures – including broad discovery from both Venezuela and third parties – that U.S. law provides judgment creditors. Any judgment issued in New York will also accrue interest at 9% per annum until the judgment is fully paid. On 19 October 2018, Rusoro announced that it had reached a settlement agreement with Venezuela by which the Venezuela government agreed to pay Rusoro US$1.28 billion to acquire the Company’s mining data and full release of the judgment issued in favour of the Company. In a decision dated 29 January 2019, the Paris Court of Appeals partially annulled the arbitral award issued in favour of the Company in August 2016. This annulment was overturned by the French Supreme Court in March 2021. On 7 June 2022, the Paris Court of Appeal rejected a second application of the Bolivarian Republic of Venezuela to annul the award of 22 August 2016. Thus, Rusoro continues to vigorously pursue all available remedies to reinstate such award.
Management have not recognised this amount due to the uncertainty over its recoverability.

AFR-160

Gold Fields Annual Financial Report including Governance Report 2022

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
Below is a summary of Gold Fields’ share of the joint operation and includes inter-company transactions and balances:

	2022		2021
Figures in millions unless otherwise stated	US$	A$	US$	A$

Statement of financial position
Non-current assets	517.4	759.0	587.8	808.0
Property, plant and equipment	515.0	755.4	587.8	808.0
Environmental trust fund	2.5	3.6	—	—
Current assets	62.6	91.9	45.4	62.4
Cash and cash equivalents	10.8	15.9	7.6	10.4
Inventories	50.4	74.0	36.1	49.6
Other receivables	1.4	2.0	1.7	2.4

Total assets	580.1	850.9	633.2	870.4
Total equity
Retained earnings	116.9	171.5	64.6	88.9
Non-current liabilities	153.3	224.9	161.5	221.9
Deferred taxation	58.2	85.4	63.4	87.2
Finance lease liabilities	75.2	110.3	76.2	104.7
Environmental rehabilitation costs	18.1	26.6	20.2	27.7
Long-term incentive plan	1.8	2.6	1.7	2.3
Current liabilities	309.8	454.5	407.1	559.6
Related entity loans payable	278.7	408.9	377.2	518.5
Trade and other payables	23.0	33.7	22.3	30.7
Current portion of finance lease liabilities	8.1	11.9	7.6	10.4

Total equity and liabilities	580.1	850.9	633.2	870.4

AFR-161

Gold Fields Annual Financial Report including Governance Report 2022
Notes to the Consolidated Financial Statements continued
for the year ended 31 December 2022

17.    INVESTMENTS

	United States Dollar
Figures in millions unless otherwise stated	2022	2021

Listed
At fair value through OCI[1]	34.5	30.9
Unlisted
Asanko redeemable preference shares[2]	60.3	94.5
Other[3]	17.3	13.2
Total investments	112.1	138.6
1    The listed investments comprise mainly investments in Galiano Gold Inc. (formerly Asanko Gold Inc.) of US$11.7 million (2021: US$15.8 million), Magmatic Resources Limited of US$1.2 million (2021: US$1.4 million), Chakana Copper Corp of US$2.0 million (2021: US$5.3 million), Lefroy Exploration Limited of US$3.8 million (2021: US$4.9 million,) Torq Resources Inc of US$8.4 million (2021: US$nil) and Tesoro Gold Limited of US$4.4 million (2021: US$nil). Refer note 42 for further details of listed investments.
2    Consists of 132,439,999 (2021: 132,439,999) redeemable preference shares at par value for US$132,439,999 (2021: US$132,439,999).
The following table shows a reconciliation from the fair value at the beginning of the year to the fair value of the redeemable preference shares at the end of the year (level 3 financial instrument):

	United States Dollar
Asanko redeemable preference shares	2022	2021

Fair value at beginning of the year	94.5	92.6
Redemption of preference shares	—	(5.0)
Net change in fair value (recognised in OCI)	(34.2)	6.9
Fair value at end of the year	60.3	94.5
The fair value is based on the expected cash flows of the Asanko Gold Mine and this resulted in an downward fair value adjustment through other comprehensive income of US$34.2 million (2021: upward adjustment of US$6.9 million) in 2022, due to the change in the timing of the expected cash flows.
The key inputs used in the valuation of the fair value are the discount rate of 16.7% (2021: 9.0%) and the timing of the cash flows.
Any reasonable change in the timing of the cash flows or market related discount rate could materially change the fair value of the redeemable preference shares (refer to note 38 for sensitivity analysis performed). Refer to notes 15 (b) for further details.
3    Other comprises bonds of the insurance cell captive.
18.    ENVIRONMENTAL TRUST FUNDS

	United States Dollar
Figures in millions unless otherwise stated	2022	2021

Balance at beginning of the year	88.1	79.3
Contributions	11.1	10.1
Interest earned	1.1	0.8
Translation adjustment	(1.5)	(2.1)
Balance at end of the year[1]	98.8	88.1
1    The trust funds consist of term deposits amounting to US$20.0 million (2021: US$17.5 million) in South Africa, as well as secured cash deposits amounting to US$78.8 million (2021: US$70.6 million) in Ghana.
These funds are intended to fund environmental rehabilitation obligations of the Group’s mines and are not available for general purposes of the Group. All income earned in these funds is re-invested or spent to meet these obligations. The funds are invested in money market and fixed deposits. The obligations which these funds are intended to fund are included in environmental rehabilitation costs under non-current provisions (refer to note 25.1). Refer to note 34 for details on environmental obligation guarantees.

AFR-162

Gold Fields Annual Financial Report including Governance Report 2022

19.    INVENTORIES

	United States Dollar
Figures in millions unless otherwise stated	2022	2021

Gold-in-process and stockpiles	725.7	565.8
Consumable stores	238.6	217.0
Total inventories	964.3	782.8
Heap leach and stockpiles inventories included in non-current assets[1]	(205.3)	(155.2)
Total current inventories[2]	759.0	627.6
1    Heap leach and stockpiles inventories will only be processed at the end of life-of-mine.
2    The cost of consumable stores consumed during the year and included in cost of sales amounted to US$397.4 million (2021: US$319.6 million).
20.1    TRADE AND OTHER RECEIVABLES

	United States Dollar
Figures in millions unless otherwise stated	2022	2021

Trade receivables – gold sales	18.7	44.1
Trade receivables – copper concentrate	29.6	25.8
Trade receivables – other	7.5	6.7
Deposits	—	0.1
Payroll receivables	5.3	9.3
Prepayments	66.3	108.2
Value Added Tax and import duties	53.4	62.9
Diesel rebate	1.2	1.0
Other	16.0	5.6
Trade and other receivables	198.0	263.7
20.2    DERIVATIVE FINANCIAL ASSETS

	United States Dollar
Figures in millions unless otherwise stated	2022	2021

Australian gold derivative contracts	—	2.0
Ghanaian oil derivative contracts	—	3.1
Derivative financial assets	—	5.1

21.    CASH AND CASH EQUIVALENTS

	United States Dollar
Figures in millions unless otherwise stated	2022	2021

Cash at bank and on hand	769.4	524.7
Total cash and cash equivalents[1]	769.4	524.7
1    Cash and cash equivalents include secured cash deposits of US$28.2 million (2021: US$nil) in Australia and US$10.0 million (2021: US$nil) in Peru, set aside for future rehabilitation costs. The contributions in Australia and Peru are pro-active and not legally required by local legislation.

AFR-163

Gold Fields Annual Financial Report including Governance Report 2022
Notes to the Consolidated Financial Statements continued
for the year ended 31 December 2022

22.    STATED CAPITAL

	United States Dollar
Figures in millions unless otherwise stated	2022	2021

Balance at beginning of the year	3,871.5	3,871.5
Balance at end of the year	3,871.5	3,871.5

Figures in millions unless otherwise stated	Number of shares in issue	Number of shares in issue

In issue at 1 January	887,717,348	883,333,518
Exercise of employee share options	3,661,223	4,383,830
In issue at 31 December	891,378,571	887,717,348
Authorised	2,000,000,000	2,000,000,000
    Authorised and issued
Holders of shares are entitled to dividends as declared from time to time and are entitled to one vote per share at general meetings of the Company.
In terms of the general authority granted by shareholders at the AGM on 1 June 2022, the authorised but unissued ordinary stated capital of the Company representing not more than 5% of the issued stated capital of the Company from time to time at that date, after setting aside so many ordinary shares as may be required to be allotted and issued pursuant to the share incentive schemes, was placed under the control of the Directors. This authority expires at the next Annual General Meeting where shareholders will be asked to place under the control of the Directors the authorised but unissued ordinary stated capital of the Company representing not more than 5% of the issued stated capital of the Company from time to time.
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
    Repurchase of shares
The Company has not exercised the general authority granted to buy back shares from its issued ordinary stated capital granted at the AGM held on 1 June 2022. Currently, the number of ordinary shares that may be bought back in any one financial year may not exceed 10% of the issued ordinary share capital as of 1 June 2022. At the next AGM, shareholders will be asked to renew the general authority for the acquisition by the Company, or a subsidiary of the Company, of its own shares.
    Beneficial shareholding
The following beneficial shareholders hold 5% or more of the Company’s listed ordinary shares at 31 December 2022:

	Number of shares	% of issued ordinary shares

Public Investment Corporation (Government Employees Pension Fund)	101,392,308	11.37%
VanEck Vectors Gold Miners ETF	46,198,984	5.18%

AFR-164

Gold Fields Annual Financial Report including Governance Report 2022

23.    DEFERRED TAXATION
The detailed components of the net deferred taxation liability which results from the differences between the carrying amounts of assets and liabilities recognised for financial reporting and taxation purposes in different accounting periods are:

	United States Dollar
Figures in millions unless otherwise stated	2022	2021

Liabilities
– Mining assets	776.4	899.9
– Right-of-use assets	104.2	124.6
– Investment in environmental trust funds	4.7	4.1
– Inventories	18.9	14.7
– Other	13.1	5.4
Liabilities	917.3	1,048.7
Assets
– Provisions	(107.9)	(131.2)
– Tax losses[1]	(56.1)	(49.7)
– Unredeemed capital expenditure[1]	(428.4)	(499.2)
– Lease liabilities	(120.6)	(128.3)
Assets	(713.0)	(808.4)
Net deferred taxation liabilities	204.3	240.3
Included in the statement of financial position as follows:
Deferred taxation assets	(195.5)	(260.6)
Deferred taxation liabilities	399.8	500.9
Net deferred taxation liabilities	204.3	240.3
Balance at beginning of the year	240.3	259.9
Recognised in profit or loss	(33.0)	(27.2)
Recognised in OCI	(0.1)	(2.0)
Translation adjustment	(2.9)	9.6
Balance at end of the year	204.3	240.3
1    Tax losses and unredeemed capital expenditure have been recognised, as disclosed in note 10, to the extent that the tax paying entities will have taxable profits in the foreseeable future (per the life-of-mine models of the respective operations) in order to utilise the unused tax losses and unredeemed capital expenditure before they expire. This was particularly assessed with reference to the South Deep and Damang life-of-mine models.

AFR-165

Gold Fields Annual Financial Report including Governance Report 2022
Notes to the Consolidated Financial Statements continued
for the year ended 31 December 2022

24.    BORROWINGS
The terms and conditions of outstanding loans are as follows:

		United States Dollar
Facility Figures in millions unless otherwise stated	Notes	2022	2021	Borrower	Nominal Interest rate	Commitment fee	Maturity date

US$500 million 5-year notes issue (the 5-year notes)[1]	(a)	498.8	497.9	Orogen	5.125%	—	15 May 2024
US$500 million 10-year notes issue (the 10-year notes)[1]	(b)	497.0	496.7	Orogen	6.125%	—	15 May 2029
US$150 million revolving senior secured credit facility – old[2]	(c)	—	—	La Cima	LIBOR plus 2.80%	0.50%	19 September 2021
US$150 million revolving senior secured credit facility – new[2]	(d)	83.5	83.5	La Cima	LIBOR plus 1.40%	0.50%	15 April 2024
US$100 million revolving credit facility[3]		—	—	Ghana	LIBOR plus 2.75%	0.90%	13 October 2024
A$500 million syndicated revolving credit facility[4]	(e)	—	—	Gruyere	BBSY plus 2.20%	0.88%	19 November 2023
US$1,200 million revolving credit facilities[5]	(f)	—	—
– Facility A (US$600 million 3-year revolving credit facility)		—	—	Orogen/Ghana	LIBOR plus 1.45%	0.51%	Refer footnote 5
– Facility B (US$600 million 5-year revolving credit facility)		—	—	Orogen/Ghana	LIBOR plus 1.70%	0.60%	Refer footnote 5
R1,500 million Nedbank revolving credit facility[6]		—	—	GFIJVH/GFO	JIBAR plus 2.80%	0.90%	8 May 2023
R500 million Rand Merchant Bank revolving credit facility[7]		—	—	GFIJVH/GFO	JIBAR plus 2.15%	0.71%	15 April 2023
R500 million Absa Bank revolving credit facility[8]		—	—	GFIJVH/GFO	JIBAR plus 2.20%	0.77%	15 April 2023
Short-term Rand uncommitted credit facilities[9]		—	—	—	—	—	—
Total borrowings		1,079.3	1,078.1
Current borrowings		—	—
Non-current borrowings		1,079.3	1,078.1
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
The balances of the five-year notes and the 10-year notes are net of unamortised transaction costs amounting to US$1.2 million (2021: US$2.1 million) and US$2.4 million (2021: US$3.3 million), respectively.
The payments of all amounts due in respect of the 5-year and 10-year notes are unconditionally and irrevocably guaranteed by Gold Fields Limited (“Gold Fields”), Gold Fields Ghana Holdings (BVI) Limited (“GF Ghana”) and Gold Fields Holdings Company (BVI) Limited (“GF Holdings”) (collectively “the Guarantors”), on a joint and several basis.
2    On 21 July 2020, La Cima and the Facility Agent entered into an Amendment Agreement to extend the termination date of the facility agreement by one year to 19 September 2021.
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
3    On 27 September 2021, Gold Fields Ghana Limited ("GF Ghana Limited") and Abosso Goldfields Limited ("Abosso") entered into a US$100 million revolving credit facility.
Borrowings under the facility are guaranteed by GF Ghana Limited and Abosso. This facility is non-recourse to the rest of the Group.
4    On 19 November 2020, Gruyere Holdings Proprietary Limited entered into a A$500.0 million syndicated revolving credit facility.
Borrowings under the facility are guaranteed by Gold Fields, GF Holdings, Orogen and GF Ghana.
5    On 25 July 2019, Gold Fields Orogen Holding (BVI) Limited and Gold Fields Ghana Holdings (BVI) Limited entered into a US$1,200 million revolving credit facilities agreement which became effective on the same day, with a syndicate of international banks and financial institutions. The facilities comprise two tranches, a US$600 million 3 year revolving credit facility (with an option to extend to up to 2 years subject to lender consent) and a US$600.0 million 5 year revolving credit facility (with an option to extend to up to 2 years subject to lender consent). The purpose of the facilities was to refinance the US$1,290 million term loan and revolving credit facilities, to repay the 2020 notes and to fund general corporate and working capital requirements of the Gold Fields Group.
In July 2020, US$870 million of the US$1,200 million revolving credit facilities were extended by one year. The facilities will run as follows:
Facility A: US$600 million up to 25 July 2022 then US$435 million from 26 July 2022 to 25 July 2023;
Facility B: US$600 million up to 25 July 2024 then US$435 million from 26 July 2024 to 25 July 2025.
In July 2021, US$1,055 million of the US$1,200 million revolving credit facilities were extended, US$960 million by one year and US$95 million by two years. The facilities will run as follows:
Facility A: USUS$600 million up to 25 July 2022 then US$550 million from 26 July 2022 to 25 July 2024;
Facility B: US$600 million up to 25 July 2024 then US$505 million from 26 July 2024 to 25 July 2026.
Borrowings under this facility are guaranteed by Gold Fields, GF Holdings, Orogen, GF Ghana and Gruyere Holdings Proprietary Limited (“Gruyere”)
6    Borrowings under this facility are guaranteed by Gold Fields, GFO, GF Holdings, Orogen, GFIJVH and GF Ghana.
7    On 15 April 2020, GFIJVH and GFO entered into a R500 million Rand Merchant Bank revolving credit facility. Borrowings under the new facility are guaranteed by Gold Fields, GFO, GF Holdings, Orogen, GFIJVH and GF Ghana.
8    On 15 April 2020, GFIJVH and GFO entered into a R500 million Absa Bank revolving credit facility. Borrowings under the new facility are guaranteed by Gold Fields, GFO, GF Holdings, Orogen, GFIJVH and GF Ghana.
9    The Group has access to uncommitted loan facilities from some of the major banks. These facilities have no fixed terms, are short-term in nature and interest rates are market related. Borrowings under these facilities are guaranteed by Gold Fields.

AFR-166

Gold Fields Annual Financial Report including Governance Report 2022

24.    BORROWINGS continued

		United States Dollar
	Figures in millions unless otherwise stated	2022	2021

(a)	US$500 million 5-year notes issue
	Balance at beginning of the year	497.9	497.0
	Unwinding of transaction costs	0.9	0.9
	Balance at end of the year	498.8	497.9
(b)	US$500 million 10-year notes issue
	Balance at beginning of the year	496.7	496.4
	Unwinding of transaction costs	0.3	0.3
	Balance at end of the year	497.0	496.7
(c)	US$150 million revolving senior secured credit facility – old
	Balance at beginning of the year	—	83.5
	Repayments	—	(83.5)
	Balance at end of the year	—	—
(d)	US$150 million revolving senior secured credit facility – new
	Balance at beginning of the year	83.5	—
	Loans advanced	—	83.5
	Balance at end of the year	83.5	83.5
(e)	A$500 million syndicated revolving credit facility
	Balance at beginning of the year	—	200.0
	Loans advanced	181.5	—
	Repayments	(172.9)	(186.7)
	Translation adjustment	(8.6)	(13.3)
	Balance at end of the year	—	—
(f)	US$1,200 million revolving credit facilities
	Balance at beginning of the year	—	250.0
	Loans advanced	25.0	124.0
	Repayments	(25.0)	(374.0)
	Balance at end of the year	—	—
	Total borrowings	1,079.3	1,078.1

AFR-167

Gold Fields Annual Financial Report including Governance Report 2022
Notes to the Consolidated Financial Statements continued
for the year ended 31 December 2022

24.    BORROWINGS continued

	United States Dollar
Figures in millions unless otherwise stated	2022	2021

The exposure of the Group's borrowings to interest rate changes and the contractual repricing dates at the reporting dates are as follows:
Variable rate with exposure to repricing (six months or less)	83.5	83.5
Fixed rate with no exposure to repricing	995.8	994.6
	1,079.3	1,078.1
The carrying amounts of the Group's borrowings are denominated in the following currencies:
US Dollar	1,079.3	1,078.1
Australian Dollar	—	—
Rand	—	—
	1,079.3	1,078.1
The Group has the following undrawn borrowing facilities:
Committed	1,804.3	1,887.1
Uncommitted	80.0	85.4
	1,884.3	1,972.5
All of the above undrawn committed facilities have floating rates. The uncommitted facilities have no expiry dates and are open ended. Undrawn committed facilities have the following expiry dates:
– within one year	532.8	50.0
– later than one year and not later than two years	766.5	565.6
– later than two years and not later than three years	45.0	766.5
– later than three years and not later than five years	460.0	505.0
	1,804.3	1,887.1

AFR-168

Gold Fields Annual Financial Report including Governance Report 2022

25.    PROVISIONS

		United States Dollar
	Figures in millions unless otherwise stated	2022	2021

25.1	Environmental rehabilitation costs	387.7	430.9
25.2	Silicosis settlement costs	10.5	13.1
	Other	1.9	2.6
	Total provisions	400.1	446.6
	Current portion of provisions	(18.5)	(12.6)
	Non-current portion of provisions	381.6	434.0
25.1	Environmental rehabilitation costs
	Balance at beginning of the year	430.9	381.5
	Changes in estimates - capitalised[1]	(22.1)	66.1
	Changes in estimates - recognised in profit or loss[1]	(8.9)	10.8
	Interest expense	11.8	8.6
	Payments	(10.8)	(23.7)
	Translation adjustment	(13.2)	(12.4)
	Balance at end of the year[2]	387.7	430.9
	Current portion of environmental rehabilitation costs	(17.2)	(12.0)
	Non-current portion of environmental rehabilitation costs	370.5	418.9
	The provision is calculated using the following gross closure cost estimates:
	South Africa	47.2	41.1
	Ghana	101.0	98.9
	Australia	215.4	214.4
	Peru	148.4	126.4
	Chile	52.8	29.7
	Total gross closure cost estimates	564.8	510.5

The provision is calculated using the following assumptions:	Inflation rate Year 1	Inflation rate Year 2	Inflation rate Year 3	Inflation rate Year 4 onwards	Discount rate

2022
South Africa	5.3%	4.7%	4.6%	4.6%	11.4%
Ghana	3.4%	2.6%	2.4%	2.4%	15.0% – 15.2%
Australia	4.8%	2.9%	2.7%	2.5%	4.0% – 4.3%
Peru	3.4%	2.6%	2.4%	2.4%	5.4%
Chile	3.4%	2.6%	2.4%	2.4%	4.7%
2021
South Africa	4.5%	4.5%	4.5%	4.5%	10.6%
Ghana	2.4%	2.4%	2.4%	2.4%	6.6% – 7.2%
Australia	2.4%	2.4%	2.4%	2.4%	2.4%
Peru	2.4%	2.4%	2.4%	2.4%	2.8%
Chile	2.4%	2.4%	2.4%	2.4%	2.4%
1    Changes in estimates are defined as changes in reserves and corresponding changes in life of mine as well as changes in laws and regulations governing environmental matters, closure cost estimates and discount rates. The decrease is mainly due to the increase in the discount rates used in the 2022 calculations.
2    South African, Ghanaian, Australian and Peruvian mining companies are required by law to undertake rehabilitation as part of their ongoing operations. These environmental rehabilitation costs are funded as follows:
•Ghana – reclamation bonds underwritten by banks and restricted cash (refer to note 18);
•South Africa – contributions into environmental trust funds (refer to note 18) and guarantees (refer to note 34);
•Australia – mine rehabilitation fund levy and restricted cash; and
•Peru – bank guarantees and restricted cash (refer to note 34).

AFR-169

Gold Fields Annual Financial Report including Governance Report 2022
Notes to the Consolidated Financial Statements continued
for the year ended 31 December 2022

25.    PROVISIONS continued

		United States Dollar
		2022	2021

25.2	Silicosis settlement costs[1]
	Balance at the beginning of the year	13.1	18.3
	Changes in estimates	(2.2)	(0.7)
	Unwinding of provision recognised as finance expense	1.0	1.1
	Payment	(0.7)	(4.4)
	Translation	(0.7)	(1.2)
	Balance at end of the year	10.5	13.1
	Current portion of silicosis settlement costs	(1.3)	(0.6)
	Non-current portion of silicosis settlement costs	9.2	12.5
1    The principal health risks associated with Gold Fields’ mining operations in South Africa arise from occupational exposure to silica dust, noise, heat and certain hazardous chemicals. The most significant occupational diseases affecting Gold Fields’ workforce include lung diseases (such as silicosis, tuberculosis, a combination of the two and chronic obstructive airways disease (“COAD”) as well as noise induced hearing loss (“NIHL”)).
A consolidated application was brought against several South African mining companies, including Gold Fields, for certification of a class action on behalf of current or former mineworkers (and their dependants) who have allegedly contracted silicosis and/or tuberculosis while working for one or more of the mining companies listed in the application.
This matter was previously disclosed as a contingent liability as the amount could not be estimated reliably. As a result of the ongoing work of the Gold Working Group (comprising African Rainbow Minerals, Anglo American SA, AngloGold Ashanti, Gold Fields, Harmony and Sibanye-Stillwater) (the “GWG Parties”) and engagements with affected stakeholders since 31 December 2016, Gold Fields was able to reliably estimate its share in the estimated cost in relation to the GWG Parties of a possible settlement of the class action claims and related costs during 2017. As a result, Gold Fields provided an amount of US$10.5 million (R178.9 million) (2021: US$13.1 million (R209.6 million)) for this obligation in the statement of financial position at 31 December 2022. The nominal amount of this provision is US$14.4 million (R244.7 million). Gold Fields believes that this remains a reasonable estimate of its share of the settlement of the class action claims and related costs.
The assumptions that were made in the determination of the provision include silicosis prevalence rates, estimated settlement per claimant, benefit take-up rates and disease progression rates. A discount rate of 9.22% (2021: 7.83%) was used, based on government bonds with similar terms to the anticipated settlements.
Refer to note 35 for further details.
26.    LONG-TERM INCENTIVE PLAN

	United States Dollar
	2022	2021

Opening balance	56.6	67.2
Charge to income statement	29.0	28.5
Salares Norte project costs capitalised	1.7	0.5
Payments	(32.4)	(37.3)
Translation adjustment	(1.9)	(2.3)
Balance at end of the year[1]	53.0	56.6
Current portion of long-term incentive plan	(30.6)	(28.4)
Non-current portion of long-term incentive plan	22.4	28.2
1    Senior and middle management receive awards under the LTIP. The performance conditions of the LTIP are approved annually by the Remuneration Committee. For the 2020 allocation, regional performance conditions are based on regional specific targets and performance conditions for corporate employees are based on the same conditions as the payments plan. For the 2021 and 2022 allocations, performance conditions for both regional and corporate employees are based on the same conditions as the share-based payments plan. The expected timing of the cash outflows in respect of each grant is at the end of three years after the original award was made.

AFR-170

Gold Fields Annual Financial Report including Governance Report 2022

27.1    TRADE AND OTHER PAYABLES

	United States Dollar
	2022	2021

Trade payables	133.1	165.0
Accruals and other payables	350.6	297.9
Payroll payables	45.4	42.8
Leave pay accrual	54.1	54.4
Interest payable on loans	7.3	7.4
Damang – contract termination	10.2	10.2
Trade and other payables	600.7	577.7
27.2    DERIVATIVE FINANCIAL LIABILITIES

	United States Dollar
Figures in millions unless otherwise stated	2022	2021

Salares Norte foreign currency derivative contracts	—	6.8
Derivative financial liabilities	—	6.8
28.    CASH GENERATED BY OPERATIONS

	United States Dollar
Figures in millions unless otherwise stated	2022	2021	2020

Profit for the year[1]	721.7	829.5	745.4
Adjusted for non-cash items:
– Mining and income taxation	442.1	424.9	432.5
– Royalties	110.4	112.4	105.0
– Amortisation and depreciation	844.3	713.2	661.3
– Interest expense – environmental rehabilitation	11.8	8.6	10.7
– Non-cash rehabilitation (income)/expense	(8.9)	10.8	1.5
– Interest received – environmental trust funds	(1.1)	(0.8)	(0.7)
– Impairment, net of reversal of impairment of investments and assets	505.0	42.4	(50.6)
– Write-off of exploration and evaluation assets	—	21.3	16.9
– (Profit)/loss on disposal of assets	(10.4)	(8.5)	0.2
– Unrealised (gain)/loss and prior year mark-to-market reversals on derivative contracts	(1.8)	53.0	(176.4)
– Fair value gain on Maverix warrants	—	4.0	(1.3)
– Silicosis settlement costs	(2.2)	(0.7)	0.3
– Share-based payments	6.9	12.7	14.5
– Long-term incentive plan expense	29.0	28.5	51.3
– Borrowing costs capitalised	(37.9)	(12.5)	(13.2)
– Share of results of equity-accounted investees, net of taxation	(11.1)	30.4	1.0
– Ghana expected credit loss	17.5	41.1	29.0
– Other non-cash items	1.2	1.7	(0.7)
Adjusted for cash items:
– Interest expense	97.6	103.7	127.7
– Interest received	(12.1)	(7.4)	(7.6)
– Payment of long-term incentive plan	(32.4)	(37.3)	—
– Environmental rehabilitation payments	(10.8)	(23.7)	(12.9)
Total cash generated by operations	2,658.8	2,347.3	1,933.9
1    Profit for the year of US$721.7 million in 2022 includes the Yamana break fee of US$300.0 million and Yamana related costs of US$33.0 million.

AFR-171

Gold Fields Annual Financial Report including Governance Report 2022
Notes to the Consolidated Financial Statements continued
for the year ended 31 December 2022

29.    CHANGE IN WORKING CAPITAL

	United States Dollar
Figures in millions unless otherwise stated	2022	2021	2020

Inventories	(195.1)	(132.1)	(89.9)
Trade and other receivables	38.5	47.7	(88.0)
Trade and other payables	22.4	(5.0)	6.1
Total change in working capital	(134.2)	(89.4)	(171.8)
30.    ROYALTIES PAID

	United States Dollar
Figures in millions unless otherwise stated	2022	2021	2020

Amount owing at beginning of the year	(20.6)	(17.7)	(13.9)
Royalties	(110.4)	(112.4)	(105.0)
Amount owing at end of the year	17.9	20.6	17.7
Translation	0.8	0.7	(1.3)
Total royalties paid	(112.3)	(108.8)	(102.5)
31.    TAXATION PAID

	United States Dollar
Figures in millions unless otherwise stated	2022	2021	2020

Amount owing at beginning of the year	(115.9)	(121.3)	(24.8)
SA and foreign current taxation recognised in profit or loss	(475.1)	(424.4)	(366.5)
SA and foreign current taxation recognised in OCI	—	—	—
Amount (receivable)/payable at end of the year[1]	(22.4)	115.9	121.3
Translation	1.7	(19.0)	(8.7)
Total taxation paid	(611.7)	(448.8)	(278.7)
1    Amount receivable at 31 December 2022 amounting to US$22.4 million comprises tax receivable of US$76.0 million, partially offset by tax payable of US$53.6 million. The tax receivable of US$76.0 million mainly relates to the CAD100.3 million withholding tax paid to the Canadian Tax Authority on the Yamana break fee. Gold Fields will recover the withholding tax from the Canadian Tax Authority in 2023.
32.    RETIREMENT BENEFITS

	United States Dollar
Figures in millions unless otherwise stated	2022	2021	2020

All employees are members of various defined contribution retirement schemes.
Contributions to the various retirement schemes are fully expensed during the period in which they are incurred.
Retirement benefit costs	35.0	32.9	28.8

AFR-172

Gold Fields Annual Financial Report including Governance Report 2022

33.    LEASE LIABILITIES

	United States Dollar
Figures in millions unless otherwise stated	2022	2021

Balance at the beginning of the year[1]	415.5	429.0
Additions during the year[2]	47.9	54.4
Remeasurements of leases during the year[3]	11.6	19.1
Interest expense	22.5	24.1
Repayments	(88.0)	(97.9)
Translation adjustment	(15.3)	(13.2)
Balance at the end of the year	394.2	415.5
Current portion of lease liability	(64.1)	(60.4)
Non-current portion of lease liability	330.1	355.1
Lease liabilities are payable as follows:
Future minimum lease payments
– within one year	84.8	82.0
– later than one and not later than five years	232.3	216.4
– later than five years	195.1	248.7
Total	512.2	547.1
Interest
– within one year	20.7	21.6
– later than one and not later than five years	58.4	64.0
– later than five years	38.9	46.0
Total	118.0	131.6
Present value of minimum lease payments
– within one year	64.1	60.4
– later than one and not later than five years	173.9	152.4
– later than five years	156.2	202.7
Total	394.2	415.5
1    Leases entered into related mainly to power purchase agreements, rental of gas pipelines, ore haulage and site services, mining equipment hire, transportation contracts, property rentals and other equipment rentals.
2    The additions in 2022 relate mainly to additional assets in terms of mining contracts and power purchase agreements at Australia (2021: additional assets in terms of mining contracts and office buildings at Ghana and Australia).
3    The remeasurements in 2022 relate mainly to leases at the Group’s Australian operations that have variable payments linked to the Australian consumer price index (“CPI”) (2021: Leases at the Group’s Australian operations that have variable payments linked to the Australian consumer price index (“CPI”), as well as leases relating to Tarkwa's power purchase agreement that changed due to a change in the life-of mine).

AFR-173

Gold Fields Annual Financial Report including Governance Report 2022
Notes to the Consolidated Financial Statements continued
for the year ended 31 December 2022

34.    COMMITMENTS

	United States Dollar
Figures in millions unless otherwise stated	2022	2021

Capital expenditure
Contracted for[1]	78.1	251.9
1    Contracted for capital expenditure of US$78.1 million (2021: US$251.9 million) includes US$31.6 million (2021: US$193.3 million) for Salares Norte. Gold Fields has completed a feasibility study on the Salares Norte deposit in Chile and the final notice to proceed (“FNTP”) was provided by the Board in February 2020 and construction commenced in April 2020.
    Lease contracts

	United States Dollar
Lease contracts[1] Figures in millions unless otherwise stated	Undiscounted lease liabilities[2]	Non-lease elements[3]	Fully variable lease payments[4]	Total

2022
– within one year	84.8	232.4	537.7	854.9
– later than one and not later than five years	232.3	178.8	1,313.7	1,724.8
– later than five years	195.1	107.8	1,014.0	1,316.9
	512.2	519.0	2,865.4	3,896.6
2021
– within one year	82.0	249.4	397.8	729.2
– later than one and not later than five years	216.4	320.9	870.2	1,407.5
– later than five years	248.7	167.8	—	416.5
	547.1	738.1	1,268.0	2,553.2
1    No leases were entered into during 2022 or 2021 for which the use of the assets has not yet commenced at year-end.
2    The undiscounted lease liabilities relate to the gross cash flows used to determine the lease liabilities in terms of IFRS 16 Leases and will not agree to the leases recognised in note 33.
3    The non-lease elements are the amounts in the lease contracts that are not accounted for as part of the lease liabilities.
4    These are the total commitments per lease contracts where the payments have been determined to be fully variable, as a result no lease liability has been recorded. Included in these amounts are payment for non-lease elements of the arrangement.
    Guarantees
The Group provides environmental obligation guarantees and other guarantees with respect to its South African, Peruvian, Ghanaian and Australian operations. These guarantees amounted to US$213.6 million at 31 December 2022 (2021: US$198.1 million) (refer note 25.1).

AFR-174

Gold Fields Annual Financial Report including Governance Report 2022

35.    CONTINGENT LIABILITIES
    Randgold and Exploration summons
On 21 August 2008, Gold Fields Operations Limited ("GFO") formerly known as Western Areas Limited, a subsidiary of Gold Fields, received a summons from Randgold and Exploration Company Limited ("R&E") and African Strategic Investment (Holdings) Limited. The summons claims that during the period that GFO was under the control of Brett Kebble, Roger Kebble and others, GFO assisted in the unlawful disposal of shares owned by R&E in Randgold Resources Limited ("Resources") and Afrikander Lease Limited, now Uranium One.
The claims have been computed in various ways. The highest value of the claims, as they currently stand, equates to approximately R43.7 billion (US$2.6 billion).
Simultaneously with delivering its plea, GFO joined certain third parties to the action in order to enable it to claim compensation against such third parties in the event that the plaintiffs are successful in one or more of their claims. In addition, notices in terms of section 2(2)(b) of the Apportionment of Damages Act, 1956 were served on various parties by GFO, in order to enable it to make a claim for a contribution against such parties in terms of the Apportionment of Damages Act, should the plaintiffs be successful in one or more of its claims.
GFO’s assessment is that it has sustainable defences to these claims and, accordingly, GFO’s attorneys have been instructed to vigorously defend the claims.
The ultimate outcome of the claims cannot presently be determined and, accordingly, no adjustment for any effects on the Group that may result from these claims, if any, has been made in the consolidated financial statements.
    Silicosis and Tuberculosis Class Action Settlement
The Tshiamiso Trust has been established to carry out the terms of the settlement agreement reached between six gold mining companies (including Gold Fields) and claimant attorneys in the Silicosis and Tuberculosis class action. The Tshiamiso Trust is responsible for ensuring that all eligible current and former mineworkers across southern Africa with Silicosis or work-related Tuberculosis (or their dependents where the mineworker has passed away) are compensated pursuant to the Silicosis and Tuberculosis Class Action Settlement Agreement.
As of 1 February 2023, 10,913 claimants have received benefits from the Trust in the aggregate amount of R966.2 million.
    Financial provision raised
Gold Fields has provided for the estimated cost of the above settlement based on actuarial assessments and the provisions of the Silicosis and Tuberculosis Settlement Agreement. At 31 December 2022, the provision for Gold Fields’ share of the settlement of the class action claims and related costs amounted to US$10.5 million (R178.9 million) (2021: US$13.1 million (R209.6 million)). The nominal value of this provision is US$14.4 million (R244.7 million).
The ultimate outcome of this matter however remains uncertain, with the number of eligible workers successfully submitting claims and receiving compensation being uncertain. The provision is consequently subject to adjustment in the future.

AFR-175

Gold Fields Annual Financial Report including Governance Report 2022
Notes to the Consolidated Financial Statements continued
for the year ended 31 December 2022

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
Gold Fields commissioned technical studies at Cerro Corona, starting in 2015, to investigate technical solutions, to better inform appropriate short- and long-term mitigation strategies for AD management and to work towards a reasonable cost estimate of potential issues. While progress has been made in addressing potential long-term AD risks, Gold Fields is not able to generate a reliable estimate of the total potential impact on the Group.
South Deep has concluded technical studies which have indicated that, subject to the implementation of targeted mitigation measures and no regional hydrogeological changes, AD generation will be mitigated and/or contained, thus resulting in no potential residual environmental risk. South Deep continues to implement required mitigation measures to prevent AD. Due to the inherent uncertainty on the outcome of the cessation of dewatering of Cooke 4 (Ezulwini) over which South Deep does not have control, together with the application made by Rand Uranium (a subsidiary of Sibanye Stillwater) for the closure of Cooke 3, 2 and 1 shafts, which would result in the rewatering of these shafts, along with other possible hydrogeological influences unrelated to South Deep in the future, the post closure water liability continues to be a contingent liability.
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
36.    EVENTS AFTER THE REPORTING DATE
    Final dividend
On 23 February 2023, Gold Fields declared a final dividend of 445 SA cents per share.
Proposed Joint Venture in Ghana Between Gold Fields and AngloGold Ashanti
On 16 March 2023, Gold Fields and AngloGold Ashanti ("the Ghana JV Parties") announced that they have agreed the key terms of a proposed joint venture in Ghana between Gold Fields’ Tarkwa and AngloGold Ashanti’s neighbouring Iduapriem mines ("the Proposed Ghana JV"). The Tarkwa mine is held by Gold Fields Ghana, in which Gold Fields currently owns a 90% share with a further 10% share held by the Ghanaian government (as a free carried interest). The Iduapriem Mine is currently 100% owned by AngloGold Ashanti. Both mines are located near the town of Tarkwa in the country’s Western Region.
The Ghana JV Parties have agreed in principle on the key terms of the Proposed Ghana JV and will engage with the government of Ghana and other key stakeholders, including relevant regulators, with a view to implementing the Proposed Ghana JV as soon as practically possible. The Ghana JV Parties have agreed to mutual exclusivity during this engagement. It is intended that the Proposed Ghana JV will be an incorporated joint venture, constituted within Gold Fields Ghana and operated by Gold Fields. AngloGold Ashanti will contribute its 100% interest in the Iduapriem Mine to Gold Fields Ghana in return for a shareholding in that company. Excluding the interest to be held by the government of Ghana, Gold Fields will have an interest of 66.7%, or two-thirds, and AngloGold Ashanti will have an interest of 33.3%, or one-third, in the Proposed Ghana JV. Implementation of the Proposed Ghana JV is subject to, among other matters, reaching agreement with the government of Ghana regarding the Proposed Ghana JV, conclusion of confirmatory due diligence and securing all requisite regulatory approvals.

AFR-176

Gold Fields Annual Financial Report including Governance Report 2022

37.    FINANCIAL INSTRUMENTS
    Accounting classifications and fair values
The following tables show the carrying amounts and fair values of financial assets and financial liabilities.

	United States Dollar
	Carrying amount				Carrying amount	Fair value
Figures in millions unless otherwise stated	Fair value through profit or loss	Fair value through OCI	Financial assets measured at amortised cost	Other financial liabilities measured at amortised cost	Total	Total

2022
Financial assets measured at fair value
– Environmental trust funds	2.9	—	—	—	2.9	2.9
– Trade receivables from provisional copper sales	29.6	—	—	—	29.6	29.6
– Investments	—	34.5	—	—	34.5	34.5
– Asanko redeemable preference shares	—	60.3	—	—	60.3	60.3
Total	32.5	94.8	—	—	127.3	127.3
Financial assets not measured at fair value
– Environmental trust funds	—	—	95.9	—	95.9	95.9
– Loan advanced - contractor	—	—	23.4	—	23.4	23.4
– Trade and other receivables	—	—	42.2	—	42.2	42.2
– Cash and cash equivalents	—	—	769.4	—	769.4	769.4
Total	—	—	930.9	—	930.9	930.9
Financial liabilities not measured at fair value
– Borrowings	—	—	—	1,079.3	1,079.3	1,089.6
– Trade and other payables	—	—	—	501.2	501.2	501.2
– Lease liabilities	—	—	—	394.2	394.2	394.2
Total	—	—	—	1,974.7	1,974.7	1,985.0

	United States Dollar
	Carrying amount				Carrying amount	Fair value
Figures in millions unless otherwise stated	Fair value through profit or loss	Fair value through OCI	Financial assets measured at amortised cost	Other financial liabilities measured at amortised cost	Total	Total

2021
Financial assets measured at fair value
– Environmental trust funds	2.9	—	—	—	2.9	2.9
– Trade receivables from provisional copper sales	25.8	—	—	—	25.8	25.8
– Investments	—	30.9	—	—	30.9	30.9
– Asanko redeemable preference shares	—	94.5	—	—	94.5	94.5
– Oil derivatives contracts	5.1	—	—	—	5.1	5.1
Total	33.8	125.4	—	—	159.2	159.2
Financial assets not measured at fair value
– Environmental trust funds	—	—	85.2	—	85.2	85.2
– Loan advanced - contractor	—	—	27.3	—	27.3	27.3
– Trade and other receivables	—	—	56.5	—	56.5	56.5
– Cash and cash equivalents	—	—	524.7	—	524.7	524.7
Total	—	—	693.7	—	693.7	693.7
Financial liabilities measured at fair value
– Gold and foreign exchange derivative contracts	6.8	—	—	—	6.8	6.8
Total	6.8	—	—	—	6.8	6.8
Financial liabilities not measured at fair value
– Borrowings	—	—	—	1,078.1	1,078.1	1,191.6
– Trade and other payables	—	—	—	480.5	480.5	480.5
– Lease liabilities	—	—	—	415.5	415.5	415.5
Total	—	—	—	1,974.1	1,974.1	2,087.6

AFR-177

Gold Fields Annual Financial Report including Governance Report 2022
Notes to the Consolidated Financial Statements continued
for the year ended 31 December 2022

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
    Borrowings
The five-year notes and the 10-year notes (2021: the five-year notes and the 10-year notes) are issued at a fixed interest rate. The fair values of these notes are based on listed market prices. The fair value of the remaining borrowings approximates their carrying amount, determined using the discounted cash flow method using market related interest rates.
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
The Group recognises transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred. There were no transfers during the years ended 31 December 2022 and 2021.

AFR-178

Gold Fields Annual Financial Report including Governance Report 2022

37.    FINANCIAL INSTRUMENTS continued
    Fair value hierarchy continued
The following table sets out the Group’s financial assets and financial liabilities by level within the fair value hierarchy at the reporting date:

	United States Dollar
	2022				2021
Figures in millions unless otherwise stated	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3

Financial assets measured at fair value
Environmental trust funds	2.9	—	2.9	—	2.9	—	2.9	—
Trade receivables from provisional copper sales	29.6	—	29.6	—	25.8	—	25.8	—
Investments – listed	34.5	34.5	—	—	30.9	30.9	—	—
Asanko redeemable preference shares	60.3	—	—	60.3	94.5	—	—	94.5
Oil derivative contracts	—	—	—	—	5.1	—	5.1	—
Financial assets not measured at fair value
Environmental trust funds	95.9	—	95.9	—	85.2	—	85.2	—
Loan advanced – contractor	23.4	—	—	23.4	27.3		—	27.3
Financial liabilities measured at fair value
Foreign currency derivative contracts	—	—	—	—	6.8	—	6.8	—
Financial liabilities not measured at fair value
Borrowings	1,089.6	1,006.1	—	83.5	1,191.6	1,108.1	—	83.5
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

AFR-179

Gold Fields Annual Financial Report including Governance Report 2022
Notes to the Consolidated Financial Statements continued
for the year ended 31 December 2022

37.    FINANCIAL INSTRUMENTS continued
    Fair value hierarchy continued
    Oil, gold, copper and foreign exchange derivative contracts
The fair values of these contracts are determined by using the applicable valuation models for each instrument type with the key inputs being forward prices, interest rates, volatilities and exchange rates.
    Borrowings
The 5-year notes and the 10-year notes (2021: the 5-year notes and the 10-year notes) are issued at a fixed interest rate. The fair values of these notes are based on listed market prices and are classified within level 1 of the fair value hierarchy. The fair value of the remaining borrowings approximates their carrying amount, determined using the discounted cash flow method and market related interest rates and are classified within level 3 of the fair value hierarchy.
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

AFR-180

Gold Fields Annual Financial Report including Governance Report 2022

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
The combined maximum credit risk exposure of the Group is as follows:

	United States Dollar
Figures in millions unless otherwise stated	2022	2021

Environmental trust funds	98.8	88.1
Trade and other receivables[1]	71.8	82.3
Loan advanced – contractor	23.4	27.3
Derivative financial assets	—	5.1
Cash and cash equivalents	769.4	524.7
1    Trade and other receivables above exclude VAT, prepayments, payroll receivables and diesel rebates amounting to US$126.2 million (2021: US$181.4 million).

AFR-181

Gold Fields Annual Financial Report including Governance Report 2022
Notes to the Consolidated Financial Statements continued
for the year ended 31 December 2022

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
    Concentration risk
At 31 December 2022, the exposure to credit risk for trade receivables by geographic region was as follows:

	United States Dollar
Figures in millions unless otherwise stated	2022	2021

Ghana	18.7	15.4
Australia	—	28.7
Peru	29.6	25.8
Total trade receivables	48.3	69.9
    Loan advanced – contractor
The loan advanced to contractor of US$68.4 million was assessed at stage 2 in 2020 using the lifetime ECL approach as a result of an increase in credit risk since initial recognition. The ECL was based on the Group’s understanding of the financial position of the counterparty, including the consideration of their credit risk grade. The credit risk is managed through Gold Fields’ offsetting rights of invoices against the loan advanced to the contractor. During 2022 and 2021, management was unable to offset invoices against the loan as per the agreement, resulting in an increased credit risk and a recognised ECL of US$3.9 million (2021: US$41.1 million) at 31 December 2022. Refer note 13.1 and 13.2 for further details.
    Derivative financial assets
The derivative financial assets are held with reputable banks and financial institutions. The Group considers that its derivate financial assets have low credit risk based on the external credit ratings of the counterparties.
    Cash and cash equivalents
The Group held cash and cash equivalents of US$769.4 million (2021: US$524.7 million).
The cash and cash equivalents are held with reputable banks and financial institutions. The loss allowance for cash and cash equivalents is measured at an amount equal to the 12-month ECL. The Group considers that its cash and cash equivalents have low credit risk based on the external credit ratings of the counterparties.
    Environmental trust funds
The Group held environmental trust funds of US$98.8 million (2021: US$88.1 million).
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

AFR-182

Gold Fields Annual Financial Report including Governance Report 2022

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
Uncommitted borrowing facilities are maintained with several banking counterparties to meet the Group’s normal and contingency funding requirements.
The following are the contractually due undiscounted cash flows resulting from maturities of all financial liabilities, including interest payments:

	United States Dollar
Figures in millions unless otherwise stated	Within one year	Between one and five years	After five years	Total

2022
Trade and other payables	501.2	—	—	501.2
Borrowings[1]
– US$ borrowings[2]
– Capital[3]	—	583.5	500.0	1,083.5
– Interest	61.1	133.6	42.1	236.8
Environmental rehabilitation costs[4]	17.2	42.4	505.2	564.8
Lease liabilities	84.8	232.3	195.1	512.2
South Deep dividend	0.8	2.4	1.2	4.4
Total	665.1	994.2	1,243.6	2,902.9
2021
Trade and other payables	480.5	—	—	480.5
Foreign exchange derivative contracts	6.8	—	—	6.8
Borrowings[1]
– US$ borrowings[2]
– Capital[3]	—	583.5	500.0	1,083.5
– Interest	57.5	159.4	72.7	289.6
Environmental rehabilitation costs[4]	12.0	41.5	457.0	510.5
Lease liabilities	82.0	216.4	248.7	547.1
South Deep dividend	0.8	2.9	1.7	5.4
Total	639.6	1,003.7	1,280.1	2,923.4
1    Spot Rate: R17.02 = US$1.00 (2021: R15.94 = US$1.00).
2    US$ borrowings – Spot LIBOR (one month fix) rate adjusted by specific facility agreement: 4.39157% (2021: 0.1013% (one month fix)).
3    The capital amounts of the US$500 million five-year notes issue and the US$500 million 10-year notes issue (2021: US$500 million five-year notes issue and the US$500 million 10-year notes issue) in the table above represent the principal amounts to be repaid and differ from the carrying values presented in the statement of financial position due to the unwinding of transaction costs capitalised at inception.
4    Although environmental rehabilitation costs do not meet the definition of a financial liability, the Group included the gross closure cost estimate in the undiscounted cash flows as it represents a future cash outflow (refer to note 25.1). In South Africa and Ghana, US$98.8 million (2021: US$88.1 million) of the environmental rehabilitation costs are funded through the environmental trust funds.

AFR-183

Gold Fields Annual Financial Report including Governance Report 2022
Notes to the Consolidated Financial Statements continued
for the year ended 31 December 2022

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
The following table summarises the (loss)/gain on financial instruments recognised in profit or loss for the derivative financial instruments entered into by Gold Fields:

	United States Dollar
Figures in millions unless otherwise stated	2022	2021	2020

South Deep gold hedge	—	—	(84.7)
Ghana gold hedge	—	—	(78.1)
Ghana oil hedge	13.5	13.4	(16.9)
Peru copper hedge	—	(31.8)	(14.0)
Australia gold hedge	—	(25.6)	(129.6)
Australia oil hedge	8.4	7.6	(8.9)
Australia foreign currency hedge	—	—	(0.3)
Salares Norte foreign currency hedge	2.1	(60.0)	91.2
Maverix warrants – gain on fair value	—	(4.0)	1.3
Other	—	—	1.1
Gain/(loss) on financial instruments	24.0	(100.4)	(238.9)
Comprised of:
Unrealised gain/(loss) and prior year mark-to-market reversals on derivative contracts	1.8	(53.0)	176.4
Realised gain/(loss) on derivative contracts	22.2	(43.4)	(416.6)
Maverix warrants – (loss)/gain on fair value	—	(4.0)	1.3
Gain/(loss) on financial instruments	24.0	(100.4)	(238.9)
    Outstanding hedges
At 31 December 2022, there were no outstanding hedges.
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

AFR-184

Gold Fields Annual Financial Report including Governance Report 2022

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
A portion of the Salares Norte project’s capital expenditure is denominated in Chilean pesos. Depreciation or appreciation of the Chilean peso against the US dollar will decrease or increase their capital expenditure when translating into US Dollars. In 2020, Gold Fields entered into a foreign currency hedge to mitigate the full exchange rate exposure. At 31 December 2022 this hedge had matured.
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
Currency risk only exists on account of financial instruments being denominated in a currency that is not the functional currency and being of a monetary nature. The Group had no significant exposure to currency risk relating to financial instruments at 31 December 2022. Differences resulting from the translation of financial statements into the Group’s presentation currency are not taken into account.
    Foreign currency hedging experience
    Salares Norte
In March 2020, a total notional amount of US$544.50 million was hedged at a rate of CLP/US$836.45 for the period July 2020 to December 2022.
At 31 December 2022, the mark-to-market value on the hedge was $nil (2021: negative $6.8 million) with a realised loss of US$4.7 million (2021: gain of US$32.9 million) and an unrealised gain and prior year mark-to-market reversals of US$6.8 million (2021: loss of US$92.9 million) for the year ended 31 December 2022.
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

AFR-185

Gold Fields Annual Financial Report including Governance Report 2022
Notes to the Consolidated Financial Statements continued
for the year ended 31 December 2022

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

AFR-186

Gold Fields Annual Financial Report including Governance Report 2022

38.    RISK MANAGEMENT ACTIVITIES continued
    Gold and copper continued
    Australia continued
At 31 December 2021, the hedge had matured (2020: mark-to-market positive valuation of A$35.5 million (US$27.3 million)) with a realised loss of A$41.8 million (US$31.4 million) (2020: A$292.2 million (US$201.4 million)), partially offset by an unrealised gain and prior year mark-to-market reversals of A$7.7 million (US$5.8 million) (2020: A$104.0 million US$71.8 million)) for the year ended 31 December 2021.
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
At 31 December 2021, the hedge had matured (2020: the mark-to-market negative valuation of US$14.0 million), with a realised loss of US$45.8 million (2020: US$nil), offset by an unrealised gain and prior year mark-to-market reversals of US$14.0 million (2020: loss of US$14.0 million) for the year ended 31 December 2021.
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

AFR-187

Gold Fields Annual Financial Report including Governance Report 2022
Notes to the Consolidated Financial Statements continued
for the year ended 31 December 2022

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
At 31 December 2022, the mark-to-market value on the hedge was A$nil (US$nil) (2021: positive A$2.7 million (US$2.0 million)) with a realised gain of A$14.9 million (US$10.3 million) (2021: A$0.8 million (US$0.6 million)) and an unrealised loss and prior year mark-to-market reversals of A$2.7 million (US$1.9 million) (2021: gain of A$9.3 million (US$7.0 million)) for the year ended 31 December 2022.
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
In June 2019 fixed price ICE Gasoil cash-settled swap transactions were entered into for a total of 123.2 million litres of diesel for the period January 2020 to December 2022 based on 50% per cent of usage over the specified period. The average swap price is US$575 per metric tonne (equivalent to US$75.8 per barrel). At the time of the transactions, the average Brent swap equivalent over the tenor was US$59.2 per barrel.
At 31 December 2022, the mark-to-market value on the hedge was US$nil (2021: positive US$3.1 million) with a realised gain of US$16.5 million (2021: US$0.3 million) and an unrealised loss and prior year mark-to-market reversals of US$3.0 million (2021: gain of US$13.1 million).
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
    Hedging sensitivity
No hedge sensitivities are presented for the years ended 31 December 2022 and 2021 as the effect of changes in the financial instruments was not material to profit or loss.
    Equity securities price risk
The Group is exposed to equity securities price risk because of investments held by the Group which are designated at fair value through OCI. To manage its price risk arising from investments in equity securities, the Group diversifies its portfolio. Diversification of the portfolio is done in accordance with limits set by the Group.

AFR-188

Gold Fields Annual Financial Report including Governance Report 2022

38.    RISK MANAGEMENT ACTIVITIES continued
    Equity securities price risk continued
The Group’s equity investments are publicly traded and are listed on one of the following exchanges:
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

	United States Dollar
Sensitivity to equity security price	(Decrease)/increase in equity price
Figures in millions unless otherwise stated	(10.0%)	(5.0%)	5.0%	10.0%

2022
(Decrease)/increase in OCI[1]	(3.5)	(1.7)	1.7	3.5
2021
(Decrease)/increase in OCI[1]	(3.1)	(1.5)	1.5	3.1
1    Spot rate: R17.02 = US$1.00 (2021: R15.94 = US$1.00)
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

	United States Dollar
Sensitivity to preference share price risk	(Decrease)/increase in discount rate
Figures in millions unless otherwise stated	(2.5%)	(5.0%)	5.0%	2.5%

2022
Increase/(decrease) in OCI	4.7	10.1	(8.0)	(4.2)

Figures in millions unless otherwise stated	(1.0%)	(2.0%)	2.0%	1.0%

2021
Increase/(decrease) in OCI	3.5	7.1	(6.5)	(3.3)

			United States Dollar
Sensitivity to preference share price risk Figures in millions unless otherwise stated			(Decrease)/increase in timing of cash flows
			1 year earlier	1 year later

2022
Increase/(decrease) in OCI			10.3	(10.9)
2021
Increase/(decrease) in OCI			8.5	(7.8)

AFR-189

Gold Fields Annual Financial Report including Governance Report 2022
Notes to the Consolidated Financial Statements continued
for the year ended 31 December 2022

38.    RISK MANAGEMENT ACTIVITIES continued
    Interest rate sensitivity
    General
As Gold Fields has no significant interest-bearing assets, the Group’s income and operating cash flows are substantially independent of changes in market interest rates. Gold Fields’ interest rate risk arises from borrowings.
As of 31 December 2022, Gold Fields’ borrowings amounted to US$1,079.3 million (2021: US$1,078.1 million). Gold Fields generally does not undertake any specific action to cover its exposure to interest rate risk, although it may do so in specific circumstances.
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
JIBAR developments
The South African Reserve Bank ("SARB") has indicated their intention to move away from JIBAR and to create an alternative reference rate for South Africa. The SARB has indicated their initial preference for the adoption of the South African Rand Overnight Index Average ("ZARONIA") as the preferred unsecured candidate to replace JIBAR in cash and derivative instruments. ZARONIA has been published for the purposes of observing the rate and how it behaves, but has not been formally adopted by the SARB as the successor rate to JIBAR. Accordingly, there is still uncertainty surrounding the timing and manner in which the transition would occur. Gold Fields does not believe that the ZARONIA transition will have a material impact on the Group’s finance cost.
    Interest rate sensitivity analysis
The portion of Gold Fields’ interest-bearing borrowings at year-end that is exposed to interest rate fluctuations (LIBOR rate, discussed in note 24) is US$83.5 million (2021: US$83.5 million). These borrowings are normally rolled for periods between one and three months and are therefore exposed to the rate changes in this period. The remainder of the borrowings bear interest at a fixed rate.
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

	United States Dollar
Sensitivity to interest rates	Change in interest expense for a nominal change in interest rates
Figures in millions unless otherwise stated	(1.5%)	(1.0%)	(0.5%)	0.5%	1.0%	1.5%

2022
Sensitivity to LIBOR interest rates	(1.3)	(0.8)	(0.4)	0.4	0.8	1.3
Sensitivity to BBSY interest rates[1]	(1.2)	(0.8)	(0.4)	0.4	0.8	1.2
Change in finance expense	(2.5)	(1.6)	(0.8)	0.8	1.6	2.5
2021
Sensitivity to LIBOR interest rates	(2.2)	(1.5)	(0.7)	0.7	1.5	2.2
Sensitivity to BBSY interest rates[1]	(2.7)	(1.8)	(0.9)	0.9	1.8	2.7
Change in finance expense	(4.9)	(3.3)	(1.6)	1.6	3.3	4.9
1    Average rate: A$0.69= US$1.00 (2021: A$0.75 = US$1.00).

AFR-190

Gold Fields Annual Financial Report including Governance Report 2022

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
The Group monitors capital using the ratio of net debt to adjusted EBITDA. Adjusted EBITDA is defined as profit or loss for the year adjusted for interest, taxation, amortisation and depreciation and certain other costs. For external borrowings, the definition of adjusted EBITDA is as defined in the US$1,200 million term loan and revolving credit facilities agreement. Net debt is defined as total borrowing plus lease liabilities less cash and cash equivalents. The Group’s long-term target is a ratio of net debt to adjusted EBITDA of one times or lower. The bank covenants on external borrowings entered into after 1 January 2019 require a net debt to adjusted EBITDA ratio of 3.5 or below and EBITDA to net finance charges of 4.1 or above and the ratios are measured based on amounts in United States Dollar. At the date of this report, the Group was not in default under the terms of any of its outstanding credit facilities.

		United States Dollar
Figures in millions unless otherwise stated	Notes	2022	2021

Total borrowings	24	1,079.3	1,078.1
Add: Lease liability		394.2	415.5
Less: Cash and cash equivalents	21	769.4	524.7
Net debt		704.1	968.9
Adjusted EBITDA		2,440.1	2,393.6
Net debt to adjusted EBITDA ratio		0.29	0.40
Adjusted EBITDA to net finance charges ratio		25.1	22.8
Reconciliation of profit for the year to adjusted EBITDA:
Profit for the year		721.7	829.5
Mining and income taxation		442.1	424.9
Royalties		110.4	112.4
Finance expense		72.5	100.9
Investment income		(13.3)	(8.3)
(Gain)/loss on financial instruments		(24.0)	100.4
Foreign exchange (gain)/loss		(6.7)	1.9
Amortisation and depreciation	2	844.3	713.2
Share-based payments		6.9	12.7
Long-term incentive plan		29.0	28.5
Restructuring costs	8	11.3	1.3
Silicosis settlement costs		(2.2)	(0.7)
Impairment, net of reversal of impairment of investments and assets		505.0	42.4
Profit on disposal of assets		(10.4)	(8.5)
Share of results of equity accounted investees, net of taxation		(10.1)	32.0
Yamana break fee	8	(300.0)	—
Yamana transaction costs	8	33.0	—
Rehabilitation expense	8	(8.9)	10.8
Realised gain/(loss) on derivative contracts	38	22.2	(43.4)
Ghana expected credit loss	13.1	17.5	41.1
Other		(0.2)	2.5
Adjusted EBITDA		2,440.1	2,393.6

AFR-191

Gold Fields Annual Financial Report including Governance Report 2022
Notes to the Consolidated Financial Statements continued
for the year ended 31 December 2022

40.    RELATED PARTIES
(a)Subsidiaries, associates and joint ventures
The subsidiaries, associates and joint ventures of the Company are disclosed in note 42.
All transactions and balances with these related parties have been eliminated in accordance with and to the extent required by IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements and IAS 28 Investments in Associates and Joint Ventures.
(b)Key management remuneration
Key management personnel include Executive Directors and prescribed officers (“Executive Committee”). The total key management remuneration amounted to US$19.6 million (2021: US$27.9 million) for 2022.
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
At 31 December 2022, the Executive Committee and Non-executive Directors’ beneficial interest in the issued and listed stated capital of the Company was 0.1% (2021: 0.1% and 2020: 0.3%). No one Director’s interest individually exceeds 1% of the issued stated capital or voting control of the Company.
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

AFR-192

Gold Fields Annual Financial Report including Governance Report 2022

40.    RELATED PARTIES continued
    Non-executive Directors (“NEDs”) continued
The following table summarises the remuneration for NEDs for the years ended 31 December 2022 and 2021:

	Directors Fees US$'000	Board fees Committee Fees US$'000	Total US$'000

C Carolus[1]	85.4	—	85.4
Y Suleman[2]	153.2	26.8	180.0
P Bacchus[3]	85.2	126.2	211.4
S Reid[4]	137.1	—	137.1
T Goodlace[5]	69.1	71.9	141.0
A Andani[6]	85.2	102.4	187.6
P Sibiya[7]	69.1	86.1	155.2
J McGill[8]	85.2	74.3	159.5
C Bitar[9]	57.3	46.8	104.1
Total - 2022	826.8	534.5	1,361.3

C Carolus	223.7	—	223.7
R Menell[10]	27.9	—	27.9
Y Suleman	73.4	75.6	149.0
P Bacchus	83.1	90.2	173.3
S Reid[4]	104.5	47.7	152.2
T Goodlace	73.4	56.9	130.3
A Andani[6]	83.1	50.2	133.3
C Letton[11]	34.4	28.3	62.7
P Mahanyele[12]	12.0	5.1	17.1
P Sibiya[7]	61.4	43.2	104.6
J McGill[8]	9.2	—	9.2
Total - 2021	786.1	397.2	1,183.3
1    C Carolus resigned from the Board on 31 May 2022.
2    Y Suleman was appointed as Chair of the Board on 1 June 2022. As Chair he received an all-inclusive fee from 1 June 2022.
3    P Bacchus was paid Committee fees for the respective Sub-Committees on which he has been appointed. The fees for his attendance at the Ad-hoc/Investment Sub-committee was paid as member fees and the delta for his fees as chair of the Committee was paid in March 2023.
4    S Reid is a director of Gold Fields Netherlands Services BV and Gold Fields Orogen Holdings (BVI) Limited. He received US$32,906 (2021: US$36,825) for duties performed on behalf of these entities. He was appointed as lead independent director on 1 September 2021 with an all-inclusive fee.
5    T Goodlace was appointed to the Nominating Committee effective 23 November 2021. He was paid pro-rate fees for November 2021 plus the full monthly fee for December 2021, in February 2022.
6    A Andani is a director of GF Ghana Limited and Abosso Goldfields Limited. He received US$79,882 (2021: US$74,025) for duties performed on behalf of these entities. He was appointed Chair of the Capital Projects Committee on 1 June 2021.
7    P Sibiya was appointed to the Board on 1 March 2021 and appointed as the Chair of the Audit Committee in June 2022.
8    J McGill was appointed to the Board on 22 November 2021 and only received Directors fees for this period in 2021.
9    C Bitar was appointed to the Board on 1 Mary 2022.
10R Menell resigned from the Board on 10 March 2021.
11C Letton resigned from the Board on 31 May 2021.
12P Mahanyele resigned from the Board on 28 February 2021.

AFR-193

Gold Fields Annual Financial Report including Governance Report 2022
Notes to the Consolidated Financial Statements continued
for the year ended 31 December 2022

40.    RELATED PARTIES continued
    Executive Committee
The following table summarises the remuneration for Executive Directors and prescribed officers:

	Salary[1] US$'000	Pension fund contribution US$'000	Cash incentive[2] US$'000	Other[3] US$'000	Share-based payment expense[4] US$'000	Total US$'000

Executive directors
C Griffith[5]	943.3	22.7	682.3	2,998.8	450.1	5,097.2
P Schmidt	617.1	46.2	453.9	3.0	833.2	1,953.4
	1,560.4	68.9	1,136.2	3,001.8	1,283.3	7,050.6
Prescribed officers
M Preece[6]	515.0	25.2	410.4	1.4	1,153.8	2,105.8
L Rivera[7]	853.0	362.8	—	—	720.0	1,935.8
R Butcher[8]	396.9	14.3	235.7	163.9	(244.8)	566.0
N Chohan	347.3	30.2	232.5	0.9	545.1	1,156.0
B Mattison	447.9	24.1	318.0	5.3	707.7	1,503.0
T Leishman	354.8	25.1	251.7	1.1	651.8	1,284.5
A Nagaser	251.2	26.1	174.0	10.9	342.5	804.7
S Mathews	562.3	18.4	264.5	2.3	555.4	1,402.9
R Bardien	305.4	25.8	211.8	—	375.5	918.5
J Mortoti[9]	378.1	58.9	324.2	69.9	25.0	856.1
	4,411.9	610.9	2,422.8	255.7	4,832.0	12,533.3
Total - 2022	5,972.3	679.8	3,559.0	3,257.5	6,115.3	19,583.9
Executive directors
C Griffith	719.5	17.7	748.2	—	302.7	1,788.1
N Holland[10]	318.5	6.1	741.1	757.3	2,103.5	3,926.5
P Schmidt	641.9	48.9	470.3	4.9	1,400.3	2,566.3
	1,679.9	72.7	1,959.6	762.2	3,806.5	8,280.9
Prescribed officers
L Rivera[7]	812.8	335.7	—	451.0	1,019.7	2,619.2
A Baku[11]	874.1	201.1	530.4	3,533.4	1,217.7	6,356.7
R Butcher[8]	429.3	36.9	261.2	—	443.5	1,170.9
N Chohan	368.0	32.0	263.7	1.2	648.6	1,313.5
B Mattison	466.2	25.5	306.8	1.7	826.9	1,627.1
T Leishman	375.9	26.6	251.3	1.5	652.1	1,307.4
A Nagaser	266.1	27.6	183.4	11.1	396.0	884.2
S Mathews	564.7	40.2	337.0	27.3	793.3	1,762.5
M Preece	545.6	26.7	333.1	1.0	614.4	1,520.8
R Bardien	323.6	27.4	219.2	1.8	512.2	1,084.2
	5,026.3	779.7	2,686.1	4,030.0	7,124.4	19,646.5
Total - 2021	6,706.2	852.4	4,645.7	4,792.2	10,930.9	27,927.4
1    The total US$ amounts paid for 2022 and included in salary were as follows: C Griffith US$336,501 (2021: US$$244,500), NJ Holland US$nil (2021: US$106,950), P Schmidt US$135,300 (2021: US$131,500) and B Mattison US$96,200 (2021: US$93,500).
2    The annual bonuses for the year ended 31 December 2021 and 31 December 2022 were paid in February/March 2022 and February/March 2023, respectively.
3    Other payments include business related reimbursements and incidental payments unless otherwise stated.
4    The share-based payment expense is calculated in terms of IFRS and is not the cash amounts paid.
5    C Griffith stepped down as CEO and exited the Company with effect from 31 December 2022. Other payments for 2022 include termination payments in line with his separation agreement.
6    M Preece was EVP for the South Africa region until 31 December 2022 and took over as interim CEO on 1 January 2023.
7    Other payments for 2021 and 2022 include advance payment of portion of estimated Peru Utilidades.
8    R Butcher resigned effective 30 September 2022. His cash incentive payment for 2022 was negotiated and approved by Remco and the Board.
9    J Mortoti was appointed on 1 July 2022.
10NJ Holland retired effective 31 March 2021. Other payments for 2021 include a termination payment in line with his retirement agreement of which US$215,881.
11    A Baku resigned on 31 December 2021. Other payments for 2021 relate to termination payments and leave encashment.

AFR-194

Gold Fields Annual Financial Report including Governance Report 2022
Notes to the Consolidated Financial Statements continued
for the year ended 31 December 2022

41.SEGMENT REPORT
    Financial summary

	South Africa	Ghana				Peru	Chile	Australia						Group including Asanko proportionately consolidated	Group excluding Asanko equity accounted
Figures in millions unless otherwise stated	South Deep[1]	Tarkwa	Damang	Asanko[2]	Total Ghana	Cerro Corona	Salares Norte	St Ives	Agnew	Granny Smith	Gruyere	Total Australia	Corporate and other[3]

INCOME STATEMENT
for the year ended 31 December 2022
Revenue	587.9	953.8	414.8	133.7	1,502.3	434.7	—	670.9	427.9	515.2	281.5	1,895.5	—	4,420.4	4,286.7
Cost of sales	(365.7)	(591.9)	(249.3)	(92.8)	(934.1)	(300.9)	(1.3)	(377.1)	(254.9)	(270.1)	(181.4)	(1,083.5)	(15.1)	(2,700.5)	(2,607.7)
Cost of sales before gold inventory change and amortisation and depreciation	(324.6)	(406.9)	(193.3)	(72.8)	(673.0)	(224.9)	(4.6)	(274.0)	(183.0)	(204.4)	(115.8)	(777.2)	—	(2,004.3)	(1,931.5)
Gold inventory change	10.7	35.6	41.1	(9.4)	67.3	49.6	9.7	6.1	(1.2)	1.3	15.2	21.4	—	158.7	168.1
Amortisation and depreciation	(51.8)	(220.6)	(97.1)	(10.6)	(328.3)	(125.6)	(6.4)	(109.2)	(70.7)	(67.0)	(80.8)	(327.7)	(15.1)	(854.9)	(844.3)
Other costs	(4.0)	8.9	—	(15.3)	(6.4)	(6.6)	0.5	(3.2)	2.9	2.0	(0.4)	1.3	1.4	(13.8)	1.5
Investment income	6.9	2.8	0.2	—	3.0	—	0.5	0.2	0.1	0.2	0.2	0.7	2.2	13.3	13.3
Finance expense	(1.6)	(14.8)	(5.2)	—	(20.0)	(6.9)	(0.1)	(2.1)	(5.0)	(2.0)	(8.7)	(17.8)	(26.1)	(72.5)	(72.5)
Gain on financial instruments	—	9.5	3.9	—	13.4	—	2.1	4.6	2.3	3.0	0.4	10.3	(1.8)	24.0	24.0
Share-based payments	(0.9)	(0.3)	(0.1)	—	(0.4)	(1.1)	(0.1)	(0.1)	(0.2)	(0.3)	(0.1)	(0.7)	(3.7)	(6.9)	(6.9)
Long-term incentive plan	(4.3)	(2.0)	(0.6)	—	(2.6)	(4.2)	(0.8)	(3.9)	(2.3)	(2.9)	(1.3)	(10.4)	(6.7)	(29.0)	(29.0)
Exploration expense	—	(3.0)	(9.2)	—	(12.2)	(2.8)	(32.3)	(14.8)	(9.4)	(7.6)	(1.7)	(33.5)	(0.2)	(81.0)	(81.0)
Restructuring costs	—	(8.7)	(2.6)	—	(11.3)	—	—	—	—	—	—	—	—	(11.3)	(11.3)
Ghana ECL	—	(13.6)	(3.9)	—	(17.5)	—	—	—	—	—	—	—	—	(17.5)	(17.5)
Silicosis settlement costs	—	—	—	—	—	—	—	—	—	—	—	—	2.2	2.2	2.2
Impairment and reversal of impairment of investments and assets, net	—	(325.2)	—	—	(325.2)	(65.6)	(0.6)	—	—	—	—	—	(113.6)	(505.0)	(505.0)
Yamana break fee	—	—	—	—	—	—	—	—	—	—	—	—	300.0	300.0	300.0
Yamana transaction costs	—	—	—	—	—	—	—	—	—	—	—	—	(33.0)	(33.0)	(33.0)
Profit/(loss) on disposal of assets	0.3	—	—	—	—	—	—	10.2	—	—	—	10.2	(0.1)	10.4	10.4
Royalties	(2.9)	(38.2)	(16.6)	(6.7)	(61.5)	(5.9)	—	—	—	—	—	(46.8)	—	(117.1)	(110.4)
Mining and income tax	(69.0)	(10.1)	(45.7)	—	(55.8)	(12.8)	8.2	—	—	—	—	(219.3)	(93.4)	(442.1)	(442.1)
Current taxation	—	(110.6)	(53.6)	—	(164.2)	(43.4)	(1.1)	—	—	—	—	(182.2)	(84.2)	(475.1)	(475.1)
Deferred taxation	(69.0)	100.5	7.9	—	108.4	30.6	9.3	—	—	—	—	(37.1)	(9.2)	33.0	33.0
Profit for the year	146.7	(32.8)	85.7	18.8	71.7	27.9	(23.9)	—	—	—	—	506.1	12.1	740.4	721.7
Profit attributable to:
– Owners of the parent	141.3	(29.5)	77.1	18.8	66.4	27.9	(23.9)	—	—	—	—	506.1	12.1	729.7	711.0
– Non-controlling interest holders	5.4	(3.3)	8.6	—	5.3	—	—	—	—	—	—	—	—	10.7	10.7

STATEMENT OF FINANCIAL POSITION
at 31 December 2022
Total assets (excluding deferred taxation)	1,083.6	1,342.9	427.6	—	1,770.5	691.2	896.9	791.4	880.0	571.0	579.9	2,822.3	(121.9)	7,142.6	7,142.6
Total liabilities (excluding deferred taxation)	1,080.8	337.2	122.4	—	459.6	282.6	882.9	161.7	147.0	120.9	404.8	834.4	(941.5)	2,598.8	2,598.8
Net deferred taxation (assets)/liabilities	(40.5)	161.3	14.1	—	175.4	19.7	(96.0)	—	—	—	—	182.7	(37.0)	204.3	204.3
Capital expenditure[6]	118.7	229.0	60.1	7.7	296.8	46.0	296.7	100.7	85.1	97.8	33.0	316.6	2.2	1,077.0	1,069.3
The above is a geographical analysis presented by location of assets.
The Group’s operations are primarily involved in gold mining, exploration and related activities. Activities are conducted and investments held both inside and outside South Africa. The segment results have been prepared and presented based on management’s reporting format. Gold mining operations are managed and internally reported based on the following geographical areas: in South Africa, South Deep mine, in Ghana, Tarkwa, Damang and Asanko mines, in Australia, St Ives, Agnew, Granny Smith and Gruyere, in Peru, the Cerro Corona mine and in Chile, the Salares Norte Project. The Group also has exploration interests which are included in the “Corporate and other” segment. Refer to accounting policies on segment reporting on page 140.
Figures may not add as they are rounded independently.
1    The income statement and statement of financial position of South Deep is that of the operating mine and does not include any of the adjustments made in respect of the purchase price allocation relating to the acquisition of South Deep. South Deep Gold mine, being an unincorporated joint venture, is not liable for taxation. Taxation included in South Deep is indicative, as tax is provided in the holding companies at a rate of 28%.
2    For the purpose of the review of the segment by the CODM, Asanko’s income statement is proportionately consolidated in the Ghana segment. Equity Accounted Joint Venture carried at US$72.5 million.
3    “Corporate and other” represents the items to reconcile segment data to consolidated financial statement totals, including the elimination of intercompany transactions and balances as well as the Group’s exploration interests. This does not represent a separate segment as it does not generate revenue. Included in “Corporate and other” is the adjustment made in respect of the purchase price allocation of South Deep.
4    Other costs “Corporate and other” comprise share of profits of equity-accounted investees, net of taxation of US$10.1 million and the balance of US$8.7 million expenses which consists mainly of corporate related costs.
5    The Australian operations are entitled to transfer and off-set profits and losses from one company to another, therefore it is not meaningful to split the royalties, income or deferred taxation.
6    Capital expenditure for the year ended 31 December 2022.
7    Includes revenue from the sale of copper amounting to US$201.6 million.

AFR-195

Gold Fields Annual Financial Report including Governance Report 2022
Notes to the Consolidated Financial Statements continued
for the year ended 31 December 2022

41.SEGMENT REPORT continued
    Financial summary

	South Africa	Ghana				Peru	Chile	Australia
Figures in millions unless otherwise stated	South Deep[1]	Tarkwa	Damang	Asanko[2]	Total Ghana	Cerro Corona	Salares Norte	St Ives	Agnew	Granny Smith	Gruyere	Total Australia	Corporate and other[3]	Group including Asanko	Group excluding Asanko

INCOME STATEMENT
for the year ended 31 December 2021
Revenue	523.8	936.9	457.5	172.1	1,566.5	434.8	—	705.5	402.0	510.4	224.4	1,842.3	—	4,367.3	4,195.2
Cost of sales	(347.9)	(482.4)	(242.7)	(132.7)	(857.9)	(263.9)	—	(358.6)	(237.3)	(265.6)	(158.7)	(1,020.4)	(17.4)	(2,507.5)	(2,374.9)
Cost of sales before gold inventory change and amortisation and depreciation	(312.2)	(339.7)	(222.0)	(115.0)	(676.7)	(190.0)	—	(268.4)	(168.2)	(191.3)	(92.5)	(720.5)	—	(1,899.4)	(1,784.5)
Gold inventory change	7.3	29.6	71.9	4.6	106.0	14.4	—	(5.1)	(4.3)	(2.1)	11.3	(0.3)	—	127.4	122.8
Amortisation and depreciation	(43.0)	(172.3)	(92.6)	(22.3)	(287.2)	(88.3)	—	(85.1)	(64.8)	(72.2)	(77.5)	(299.6)	(17.4)	(735.5)	(713.2)
Other costs	(6.0)	(0.7)	(2.0)	(3.7)	(6.4)	(10.5)	(9.1)	(11.6)	0.7	0.2	(0.3)	(11.0)	(43.7)	(86.8)	(83.1)
Investment income	2.6	6.0	0.8	—	6.8	—	—	—	—	—	—	—	(1.1)	8.3	8.3
Finance expense	(1.9)	(15.5)	(8.0)	—	(23.5)	(5.6)	—	(1.0)	(5.2)	(2.1)	(10.4)	(18.7)	(51.2)	(100.9)	(100.9)
Loss on financial instruments	—	11.6	1.8	—	13.4	(31.8)	(60.0)	(11.0)	(7.4)	(8.0)	(4.3)	(30.7)	8.7	(100.4)	(100.4)
Share-based payments	(0.3)	(2.1)	(0.1)	—	(2.2)	(1.5)	(0.2)	(0.6)	(0.5)	(0.5)	(0.2)	(1.8)	(6.7)	(12.7)	(12.7)
Long-term incentive plan	(1.6)	(5.5)	(1.7)	—	(7.2)	(1.0)	(0.6)	(2.9)	(1.9)	(2.8)	(1.4)	(9.0)	(9.1)	(28.5)	(28.5)
Exploration expense	—	(3.0)	(6.6)	—	(9.6)	(1.6)	(27.2)	(9.7)	(4.5)	(5.6)	(1.5)	(21.3)	(0.9)	(60.6)	(60.6)
Restructuring costs	—	(1.3)	—	—	(1.3)	—	—	—	—	—	—	—	—	(1.3)	(1.3)
Ghana expected credit loss	—	(23.4)	(17.7)	—	(41.1)	—	—	—	—	—	—	—	—	(41.1)	(41.1)
Silicosis settlement costs	—	—	—	—	—	—	—	—	—	—	—	—	0.7	0.7	0.7
Impairment and reversal of impairment of investments and assets, net	—	—	—	—	—	(1.6)	—	(9.4)	(0.6)	—	—	(10.0)	(30.8)	(42.4)	(42.4)
Profit/(loss) on disposal of assets	0.2	—	—	—	—	—	—	7.4	1.5	(0.2)	(0.4)	8.3	—	8.5	8.5
Royalties	(2.6)	(37.5)	(18.3)	(8.6)	(64.4)	(8.0)	—	—	—	—	—	(46.0)	—	(121.0)	(112.4)
Mining and income tax	(51.8)	(123.3)	(64.3)	—	(187.6)	(54.5)	84.8	—	—	—	—	(206.0)	(9.8)	(424.9)	(424.9)
Current taxation	—	(110.3)	(81.1)	—	(191.4)	(61.2)	(1.9)	—	—	—	—	(166.1)	(28.0)	(448.6)	(448.6)
Deferred taxation	(51.8)	(13.0)	16.8	—	3.8	6.7	86.7	—	—	—	—	(39.9)	18.2	23.7	23.7
Profit/(loss) for the year	114.5	259.8	98.7	27.0	385.4	54.8	(12.3)	—	—	—	—	475.8	(161.3)	856.5	829.5
Profit/(loss) attributable to :															—
– Owners of the parent	110.4	233.8	88.9	27.0	349.6	54.5	(12.3)	—	—	—	—	475.8	(161.3)	816.3	789.3
– Non-controlling interest holders	4.1	26.0	9.8	—	35.8	0.3	—	—	—	—	—	—	—	40.2	40.2

STATEMENT OF FINANCIAL POSITION
at 31 December 2021
Total assets (excluding deferred taxation)	898.3	1,786.3	372.7	—	2,159.0	797.2	589.5	849.3	815.7	431.8	255.8	2,352.6	291.6	7,088.2	7,088.2
Total liabilities (excluding deferred taxation)	1,117.9	359.1	137.3	—	496.4	294.1	662.4	160.9	162.4	132.7	127.8	583.8	(436.8)	2,717.8	2,717.8
Net deferred taxation (assets)/liabilities	(114.2)	261.8	22.0	—	283.8	50.3	(86.7)	—	—	—	—	148.7	(41.6)	240.3	240.3
Capital expenditure[6]	89.3	209.0	23.4	20.5	252.9	55.7	374.9	103.3	88.2	100.4	43.7	335.6	0.8	1,109.2	1,088.7
The above is a geographical analysis presented by location of assets.
The Group’s operations are primarily involved in gold mining, exploration and related activities. Activities are conducted and investments held both inside and outside South Africa. The segment results have been prepared and presented based on management’s reporting format. Gold mining operations are managed and internally reported based on the following geographical areas: in South Africa, South Deep mine, in Ghana, Tarkwa, Damang and Asanko mines, in Australia, St Ives, Agnew, Granny Smith and Gruyere and in Peru, the Cerro Corona mine. The Group also has exploration interests which are included in the “Corporate and other” segment. Refer to accounting policies on segment reporting on page 140.
Figures may not add as they are rounded independently.
1    The income statement and statement of financial position of South Deep is that of the operating mine and does not include any of the adjustments made in respect of the purchase price allocation relating to the acquisition of South Deep. South Deep Gold mine, being an unincorporated joint venture, is not liable for taxation. Taxation included in South Deep is indicative, as tax is provided in the holding companies at a rate of 29%.
2    For the purpose of the review of the segment by the CODM, Asanko’s income statement is proportionately consolidated in the Ghana segment. Equity Accounted Joint Venture carried at US$59.5 million.
3    “Corporate and other” represents the items to reconcile segment data to consolidated financial statement totals, including the elimination of intercompany transactions and balances as well as the Group’s exploration interests. This does not represent a separate segment as it does not generate revenue. Included in “Corporate and other” is the adjustment made in respect of the purchase price allocation of South Deep.
4    Other costs “Corporate and other” comprise share of losses of equity-accounted investees, net of taxation of US$32.0 million (which include the impairment of mining assets at Asanko Gold Mine of US$52.8 million) and the balance of US$11.7 million consists mainly of corporate related costs.
5    The Australian operations are entitled to transfer and off-set profits and losses from one company to another, therefore it is not meaningful to split the royalties, income or deferred taxation.
6    Capital expenditure for the year ended 31 December 2021.
7    Includes revenue from the sale of copper amounting to US$232.3 million.

AFR-196

Gold Fields Annual Financial Report including Governance Report 2022
Notes to the Consolidated Financial Statements continued
for the year ended 31 December 2022

41.SEGMENT REPORT continued
    Financial summary

	South Africa	Ghana				Peru	Chile	Australia
Figures in millions unless otherwise stated	South Deep[1]	Tarkwa	Damang	Asanko[2]	Total Ghana	Cerro Corona	Salares Norte	St Ives	Agnew	Granny Smith	Gruyere	Total Australia	Corporate and other[3]	Group including Asanko	Group excluding Asanko

INCOME STATEMENT
for the year ended 31 December 2020
Revenue	400.1	927.7	400.8	188.2	1,516.7	368.8	—	691.4	411.5	466.4	225.4	1,794.7	—	4,080.3	3,892.1
Cost of sales	(258.1)	(465.1)	(247.5)	(117.0)	(829.6)	(232.0)	—	(347.5)	(228.3)	(228.3)	(131.6)	(935.9)	(11.9)	(2,267.4)	(2,150.4)
Cost of sales before gold inventory change and amortisation and depreciation	(227.2)	(294.5)	(233.1)	(107.1)	(634.7)	(158.3)	—	(240.7)	(157.3)	(170.2)	(73.4)	(641.6)	0.1	(1,661.7)	(1,554.6)
Gold inventory change	(1.8)	(2.4)	61.2	13.0	71.8	3.9	—	6.6	(5.4)	3.1	0.3	4.5	—	78.5	65.5
Amortisation and depreciation	(29.1)	(168.2)	(75.6)	(22.9)	(266.7)	(77.6)	—	(113.4)	(65.6)	(61.2)	(58.5)	(298.8)	(12.0)	(684.2)	(661.3)
Other income/(costs)	(1.5)	(1.7)	(2.7)	(2.3)	(6.7)	(4.8)	21.6	(3.3)	(1.7)	(2.6)	(0.1)	(7.8)	(8.6)	(7.8)	(5.5)
Investment income	1.7	9.6	0.8	—	10.4	—	—	0.2	0.1	0.1	—	0.4	(3.8)	8.7	8.7
Finance expense	(2.0)	(14.7)	(11.7)	—	(26.4)	(5.6)	—	(1.7)	(5.1)	(2.4)	(10.0)	(19.2)	(73.5)	(126.7)	(126.7)
Loss on financial instruments	(84.7)	(67.2)	(26.7)	—	(93.9)	(14.0)	91.2	(80.1)	(48.0)	(51.6)	(25.4)	(205.1)	67.6	(238.9)	(238.9)
Share-based payments	0.6	(2.9)	—	—	(2.9)	(1.5)	—	(0.8)	(0.6)	(0.8)	(0.6)	(2.8)	(7.9)	(14.5)	(14.5)
Long-term incentive plan	(5.0)	(8.1)	(3.1)	—	(11.2)	(5.3)	—	(6.0)	(4.1)	(4.6)	(1.5)	(16.2)	(13.6)	(51.3)	(51.3)
Exploration expense	—	—	—	—	—	(1.4)	(30.1)	(7.5)	(2.0)	(6.2)	(1.2)	(16.9)	(1.3)	(49.7)	(49.7)
Restructuring costs	—	(1.2)	—	—	(1.2)	—	—	(0.8)	—	—	—	(0.8)	—	(2.0)	(2.0)
Silicosis settlement costs	—	—	—	—	—	—	—	—	—	—	—	—	(0.3)	(0.3)	(0.3)
Tarkwa expected credit loss	—	(29.0)	—	—	(29.0)	—	—	—	—	—	—	—	—	(29.0)	(29.0)
Impairment, net of reversal of impairment of investments and assets	—	—	(9.8)	—	(9.8)	(1.9)	—	—	—	—	—	—	62.3	50.6	50.6
Profit on disposal of assets	0.1	—	—	—	—	—	—	—	0.2	(0.5)	—	(0.3)	—	(0.2)	(0.2)
Royalties	(2.0)	(37.1)	(16.0)	(9.4)	(62.5)	(5.6)	—	—	—	—	—	(44.3)	—	(114.4)	(105.0)
Mining and income tax	(13.9)	(136.8)	(38.9)	—	(175.7)	(42.8)	(7.4)	—	—	—	—	(164.7)	(28.0)	(432.5)	(432.5)
Current taxation	—	(129.6)	—	—	(129.6)	(52.2)	(7.4)	—	—	—	—	(166.0)	(11.3)	(366.5)	(366.5)
Deferred taxation	(13.9)	(7.2)	(38.9)	—	(46.1)	9.4	—	—	—	—	—	1.3	(16.7)	(66.0)	(66.0)
Profit/(loss) for the year	35.3	173.5	45.2	59.5	278.2	53.9	75.3	—	—	—	—	381.1	(19.0)	804.9	745.4
Profit/(loss) attributable to :
– Owners of the parent	35.0	156.2	40.7	59.5	256.4	53.6	75.3	—	—	—	—	381.1	(19.0)	782.5	723.0
– Non-controlling interest holders	0.3	17.3	4.5	—	21.8	0.3	—	—	—	—	—	—	—	22.4	22.4

STATEMENT OF FINANCIAL POSITION
at 31 December 2020
Total assets (excluding deferred taxation)	881.2	2,035.1	534.0	—	2,569.1	771.8	288.8	802.5	755.4	367.6	682.7	2,608.2	113.7	7,232.8	7,232.8
Total liabilities (excluding deferred taxation)	1,287.2	359.7	375.6	—	735.3	318.1	362.7	171.9	173.4	222.4	583.5	1,151.2	(709.8)	3,144.7	3,144.7
Net deferred taxation (assets)/liabilities	(176.0)	248.9	38.8	—	287.7	57.0	—	—	—	—	—	124.1	(32.8)	259.9	259.9
Capital expenditure[6]	49.1	147.2	19.9	31.2	198.3	49.9	96.8	73.5	51.9	66.4	28.0	219.8	1.0	614.9	583.7
The above is a geographical analysis presented by location of assets.
The Group's continuing operations are primarily involved in gold mining, exploration and related activities. Activities are conducted and investments held both inside and outside South Africa. The segment results have been prepared and presented based on management's reporting format. Gold mining operations are managed and internally reported based on the following geographical areas: in South Africa, South Deep mine, in Ghana, Tarkwa and Damang mines, in Australia, St Ives, Agnew, Granny Smith and Gruyere Gold project and in Peru, the Cerro Corona mine and in Chile, the Salares Norte project. While the Gruyere Gold project does not meet the quantitative criteria for disclosure as a separate segment, it is expected to become a significant contributor to the Group's performance in future years as the project is being developed. The Group also has exploration interests which are included in the "Corporate and other" segment. Refer to accounting policies on segment reporting on page 140.
Figures may not add as they are rounded independently.
1    The income statement and statement of financial position of South Deep is that of the operating mine and does not include any of the adjustments made in respect of the purchase price allocation relating to the acquisition of South Deep. South Deep Gold mine, being an unincorporated joint venture, is not liable for taxation. Taxation included in South Deep is indicative, as tax is provided in the holding companies at a rate of 29%.
2    For the purpose of the review of the segment by the CODM, Asanko’s income statement is proportionately consolidated in the Ghana segment. Equity accounted joint venture carried at US$88.9 million.
3    “Corporate and other” represents the items to reconcile segment data to consolidated financial statement totals, including the elimination of intercompany transactions and balances as well as the Group’s exploration interests. This does not represent a separate segment as it does not generate revenue. Included in “Corporate and other” is the adjustment made in respect of the purchase price allocation of South Deep.
4    Other costs “Corporate and other” comprise share of profit of equity-accounted investees, net of taxation of US$2.6 million and the balance of US$6.0 million consists mainly of corporate-related costs.
5    The Australian operations are entitled to transfer and off-set profits and losses from one company to another, therefore it is not meaningful to split the royalties, income or deferred taxation.
6    Capital expenditure for the year ended 31 December 2020.
7    Includes revenue from the sale of copper amounting to US$144.1 million.

AFR-197

Gold Fields Annual Financial Report including Governance Report 2022
Notes to the Consolidated Financial Statements continued
for the year ended 31 December 2022

42.    MAJOR GROUP INVESTMENTS – DIRECT AND INDIRECT

		Shares held		Group beneficial interest
	Notes	2022	2021	2022	2021

Subsidiaries
Unlisted
Abosso Goldfields Ltd[7]
– Class "A" shares	1	49,734,000	49,734,000	90.0%	90.0%
– Class "B" shares	1	4,266,000	4,266,000	90.0%	90.0%
Agnew Gold Mining Company Pty Ltd	2	54,924,757	54,924,757	100.0%	100.0%
Darlot Mining Company Pty Ltd	2	1	1	100.0%	100.0%
GFI Joint Venture Holdings (Pty) Ltd	3	311,668,564	311,668,564	100.0%	100.0%
GFL Mining Services Ltd	3	235,676,387	235,676,387	100.0%	100.0%
Gold Fields Ghana Ltd[8]	1	900	900	90.0%	90.0%
Gold Fields Group Services (Pty) Ltd	3	1	1	100.0%	100.0%
Gold Fields Holdings Company Ltd	5	4,084	4,084	100.0%	100.0%
Gold Fields La Cima S.A.[9]	4	1,426,050,205	1,426,050,205	99.5%	99.5%
Gold Fields Operations Ltd	3	156,279,947	156,279,947	100.0%	100.0%
Gold Fields Orogen Holding (BVI) Ltd	5	1,705	1,224	100.0%	100.0%
Gruyere Mining Company Pty Ltd	2	1	1	100.0%	100.0%
GSM Mining Company Pty Ltd	2	1	1	100.0%	100.0%
Minera Gold Fields Salares Norte SpA	6	338,276,530	218,264,716	100.0%	100.0%
Newshelf 899 (Pty) Ltd	3
– Class “A” shares[10]		90,000,000	90,000,000	100.0%	100.0%
– Class “B” shares[11]		10,000,000	10,000,000	—%	—%
St Ives Gold Mining Company Pty Ltd	2	281,051,329	281,051,329	100.0%	100.0%
1    Incorporated in Ghana.
2    Incorporated in Australia.
3    Incorporated in the Republic of South Africa.
4    Incorporated in Peru.
5    Incorporated in the British Virgin Islands.
6    Incorporated in Chile.
7    Abosso Goldfields Ltd (“Abosso”) owns the Damang operation in Ghana. The accumulated non-controlling interest of Abosso at 31 December 2022 amounts to US$22.2 million (2021: US$21.3 million). A dividend of US$4.1 million was declared to non-controlling interest during 2022 (2021: US$4.9 million). Refer to the segment reporting, note 41, for summarised financial information of Damang.
8    Gold Fields Ghana Ltd (“GFG”) owns the Tarkwa operation in Ghana. The accumulated non-controlling interest of GFG at 31 December 2022 amounts to US$84.4 million (2021: US$116.5 million). A dividend of US$29.9 million was advanced to non-controlling interest during 2022 (2021: US$45.9 million). Refer to the segment reporting, note 41, for summarised financial information of Tarkwa.
9    Gold Fields La Cima S.A. (“La Cima”) owns the Cerro Corona operation in Peru. The accumulated non-controlling interest of La Cima at 31 December 2022 amounts to US$1.8 million (2021: US$2.1 million). A dividend of US$0.4 million was paid to non-controlling interest during 2022 (2021: US$0.0 million). Refer to the segment reporting, note 41, financial information of Cerro Corona.
10    The South Deep Joint Venture (“SDJV”) owns and operates the South Deep Gold Mine. The SDJV is an unincorporated joint venture between Gold Fields Operations Limited (“GFO”) and GFI Joint Venture Holdings Proprietary Limited (“GFIJVH”). GFO and GFIJVH are wholly owned subsidiaries of Newshelf 899 Proprietary Limited (“Newshelf”). The share capital of Newshelf comprises of:
90,000,000 “A” shares, representing 90% of Newshelf’s equity. Gold Fields Limited is the holder of the “A” shares; and
10,000,000 “B” shares, representing 10% of Newshelf’s equity. South Deep’s BEE shareholders are the holders of the “B” shares.
11    The “B” shares entitle the BEE shareholders to a cumulative preferential dividend of R20.0 million per annum for the first 10 years (expired in December 2020), R13.3 million per annum for the next five years and R6.7 million for the five years thereafter. After 20 years, this preferential dividend will cease. The “B” shares’ rights to participate in the profits of Newshelf over and above the cumulative preferred dividend were initially suspended. The suspension will be lifted over a 20 years period on a phased-in basis as follows:
after 10 years, in respect of one-third of the “B” shares;
after 15 years, in respect of another one-third of the “B” shares; and
after 20 years, in respect of the remaining one-third of the “B” shares.
After 20 years, all of the “B” shares will substantially have the same rights as the “A” shares. The BEE shareholders must retain ownership of the “B” shares for 30 years.

AFR-198

Gold Fields Annual Financial Report including Governance Report 2022

42.    MAJOR GROUP INVESTMENTS – DIRECT AND INDIRECT continued

	Shares held		Group beneficial interest
	2022	2021	2022	2021

Other[1]
Listed associates
Rusoro Mining Limited	140,000,001	140,000,001	24.8%	25.7%
Lunnon Metals Limited	66,216,438	44,711,062	34.0%	31.7%
Joint ventures
Far Southeast Gold Resources Incorporated	1,737,699	1,737,699	40.0%	40.0%
Asanko Gold Ghana Limited	450,000,000	450,000,000	45.0%	45.0%
Adansi Gold Company Limited	100,000	100,000	50.0%	50.0%
Shika Group Finance Limited	10,000	10,000	50.0%	50.0%
Listed equity investments
Galiano Gold Inc. (formerly Asanko Gold Inc.)	21,971,657	21,971,657	9.8%	9.8%
Torq Resources Inc.[2]	15,000,000	—	15.0%	—%
Tesoro Gold Limited[2]	163,227,850	—	14.9%	—%
Hamelin Gold Limited	11,000,000	11,000,000	10.0%	10.0%
RareX Limited	710,592	710,592	0.1%	0.2%
Consolidated Woodjam Copper Corporation	—	16,115,740	—%	13.3%
Vizsla Copper Corporation	4,950,853	—	7.3%	—%
Lefroy Exploration Limited[2]	21,613,910	21,613,910	13.6%	15.0%
Magmatic Resources Limited	19,200,000	19,200,000	6.5%	7.5%
Orsu Metals Corp	2,613,491	2,613,491	6.0%	6.0%
Chakana Copper Corp[2]	30,411,700	22,270,791	17.9%	19.9%
Amarc Resources Limited	5,000,000	5,000,000	2.7%	2.8%
1    Only major investments are listed individually.
2    An assessment has been performed and the Group does not have significant influence.

AFR-199

Gold Fields Annual Financial Report including Governance Report 2022
Operating and Financial Information by Mine (unaudited)
for the year ended 31 December 2022

SOUTH AFRICAN REGION

	South Deep - total managed
	Gold produced					Net earnings (before minorities)
	Tonnes Milled	Yield* g/tonne	Kilograms	’000 ounces	All-in costs** US$/oz	SA Rand million	US$ million

Year to 30 June
2007#	1,104,000	4.6	5,076	163	595	(46.8)	(6.5)
2008	1,367,000	5.3	7,220	232	727	(143.1)	(19.7)
2009	1,241,000	4.4	5,434	175	717	(10.9)	(1.2)
2010	1,681,000	4.9	8,236	265	811	(81.0)	(10.7)
Six months to December 2010	1,101,000	4.1	4,547	146	939	(96.5)	(13.5)
Year to 31 December
2011	2,440,000	3.5	8,491	273	1,073	146.4	20.3
2012	2,106,000	4.0	8,411	270	1,105	122.1	14.9
2013	2,347,000	4.0	9,397	302	1,045	(206.9)	(21.6)
2014	1,323,000	4.7	6,236	200	1,732	(897.7)	(83.0)
2015	1,496,000	4.1	6,160	198	1,559	(700.5)	(55.2)
2016	2,248,000	4.0	9,032	290	1,234	191.1	13.0
2017	2,081,000	4.2	8,748	281	1,400	(337.6)	(25.3)
2018	1,320,000	3.7	4,885	157	2,012	(3,009.2)	(224.7)
2019	1,666,000	4.1	6,907	222	1,259	104.4	7.2
2020	2,258,000	3.1	7,056	227	1,260	578.6	35.3
2021	2,922,000	3.1	9,101	293	1,379	1,693.4	114.5
2022	2,984,600	3.4	10,200	328	1,356	2,401.8	146.7
Total	31,685,600	3.9	125,137	4,022
#    For the seven months ended 30 June 2007, since acquisition control.
*    Combined surface and underground yield
**    All-in costs: as from 2014 per the new World Gold Council Standard issued on 27 June 2013. Up to 2014, cash cost was the key metric.

AFR-200

Gold Fields Annual Financial Report including Governance Report 2022

WEST AFRICAN REGION

	Tarkwa mine – total managed
	Gold produced					Net earnings (before minorities)
	Tonnes treated	Yield g/tonne	Kilograms	’000 ounces	All-in costs** US$/oz	US$ million

Year to 30 June
1994 – 2005	91,612,600	1.2	108,546	3,490	n/a	210.9
2006	21,487,000	1.0	22,060	709	292	97.8
2007	22,639,000	1.0	21,684	697	333	116.9
2008	22,035,000	0.9	20,095	646	430	147.8
2009	21,273,000	0.9	19,048	612	521	100.0
2010	22,716,000	1.0	22,415	721	536	187.9
Six months to December 2010	11,496,000	1.0	11,261	362	562	135.6
Year to 31 December
2011	23,138,000	1.0	22,312	717	556	401.4
2012	22,910,000	1.0	22,358	719	673	263.7
2013	19,275,000	1.0	19,664	632	816	(16.2)
2014	13,553,000	1.3	17,363	558	1,068	83.7
2015	13,520,000	1.3	18,229	586	970	87.5
2016	13,608,000	1.3	17,669	568	959	116.9
2017	13,527,000	1.3	17,617	566	940	85.4
2018	13,791,000	1.2	16,330	525	951	40.1
2019	13,749,000	1.2	16,146	519	958	101.3
2020	14,234,000	1.1	16,370	526	1,017	173.5
2021	13,877,000	1.2	16,227	522	1,155	259.8
2022	14,016,000	1.2	16,535	532	1,248	(32.8)
Total	402,456,600	1.1	441,929	14,207
Surface operation from F1999.
**    All-in costs: as from 2014 per the new World Gold Council Standard issued on 27 June 2013. Up to 2014, cash cost was the key metric.

AFR-201

Gold Fields Annual Financial Report including Governance Report 2022
Operating and Financial Information by Mine (unaudited) continued
for the year ended 31 December 2022

	Damang mine – total managed
	Gold produced					Net earnings (before minorities)
	Tonnes treated	Yield g/tonne	Kilograms	’000 ounces	All-in costs** US$/oz	US$ million

Year to 30 June
2002# – 2005	17,279,000	1.8	30,994	996	n/a	76.1
2006	5,328,000	1.4	7,312	235	341	27.2
2007	5,269,000	1.1	5,843	188	473	16.0
2008	4,516,000	1.3	6,041	194	551	25.9
2009	4,991,000	1.2	6,233	200	660	9.0
2010	5,028,000	1.3	6,451	207	660	45.9
Six months to December 2010	2,491,000	1.5	3,637	117	636	39.4
Year to 31 December
2011	4,942,000	1.4	6,772	218	701	100.5
2012	4,416,000	1.2	5,174	166	918	36.3
2013	3,837,000	1.2	4,760	153	1,060	(118.3)
2014	4,044,000	1.4	5,527	178	1,175	3.4
2015	4,295,000	1.2	5,220	168	1,326	(89.3)
2016	4,268,000	1.1	4,594	148	1,254	(4.5)
2017	4,590,000	1.0	4,467	144	1,827	20.4
2018	4,205,000	1.3	5,630	181	1,506	(8.3)
2019	4,645,000	1.4	6,482	208	1,147	25.5
2020	4,798,000	1.4	6,936	223	1,035	45.2
2021	4,720,000	1.7	7,913	254	852	98.7
2022	4,784,000	1.5	7,154	230	1,083	85.7
Total	98,446,000	1.4	137,140	4,408
#    F2002 – For the five months ended 30 June, since acquisition.
**    All-in costs: as from 2014 per the new World Gold Council Standard issued on 27 June 2013. Up to 2014, cash cost was the key metric.

AFR-202

Gold Fields Annual Financial Report including Governance Report 2022

	Asanko mine# – 45%
	Gold produced					Net earnings (before minorities)
	Tonnes treated	Yield g/tonne	Kilograms	’000 ounces	All-in costs** US$/oz	US$ million

Year to 31 December
2018*	944,000	1.5	1,400	45	1,175	(1.1)
2019*	2,474,000	1.4	3,513	113	1,214	4.3
2020*	2,674,000	1.3	3,499	113	1,316	59.4
2021*	2,670,000	1.1	2,942	95	1,559	27.0
2022*	2,623,050	0.9	2,384	77	1,435	18.8
Total	11,385,050	1.2	13,738	443
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

AFR-203

Gold Fields Annual Financial Report including Governance Report 2022
Operating and Financial Information by Mine (unaudited) continued
for the year ended 31 December 2022

AUSTRALIAN REGION

	St Ives mine
	Gold produced
	Tonnes treated	Yield g/tonne	Kilograms	’000 ounces	All-in costs** US$/oz	All-in costs** A$/oz

Year to 30 June
2002# – 2005	21,960,000	2.7	59,838	1,924	254	379
2006	6,690,000	2.3	15,440	496	339	453
2007	6,759,000	2.2	15,146	487	424	540
2008	7,233,000	1.8	12,992	418	582	649
2009	7,262,000	1.8	13,322	428	596	805
2010	6,819,000	1.9	13,097	421	710	806
Six months to December 2010	3,284,000	2.3	7,557	243	710	757
Year to 31 December
2011	6,745,000	2.1	14,449	465	901	873
2012	7,038,000	2.0	13,992	450	931	899
2013	4,763,000	2.6	12,525	403	833	861
2014	4,553,000	2.5	11,246	362	1,164	1,289
2015	3,867,000	3.0	11,566	372	969	1,287
2016	4,046,000	2.8	11,290	363	949	1,273
2017	4,198,000	2.7	11,319	364	916	1,198
2018	4,251,000	2.7	11,415	367	902	1,207
2019	4,466,000	2.6	11,527	371	963	1,385
2020	4,817,000	2.5	11,972	385	873	1,266
2021	4,088,000	3.0	12,224	393	1,040	1,385
2022	3,857,000	3.0	11,717	377	1,104	1,594
Total	116,696,000	2.4	282,634	9,089
#    F2002 – For the seven months ended 30 June, since acquisition.
**    All-in costs: as from 2014 per the new World Gold Council Standard issued on 27 June 2013. Up to 2014, cash cost was the key metric.

AFR-204

Gold Fields Annual Financial Report including Governance Report 2022

	Agnew mine
	Gold produced
	Tonnes treated	Yield g/tonne	Kilograms	’000 ounces	All-in costs** US$/oz	All-in costs** A$/oz

Year to 30 June
2002# – 2005	4,299,000	4.6	19,911	640	236	357
2006	1,323,000	5.2	6,916	222	266	355
2007	1,323,000	5.0	6,605	212	295	377
2008	1,315,000	4.8	6,336	204	445	496
2009	1,066,000	5.6	5,974	192	401	541
2010	883,000	5.8	5,140	165	539	611
Six months to December 2010	417,000	5.9	2,477	80	621	662
Year to 31 December
2011	935,000	6.5	6,035	194	696	675
2012	943,000	5.8	5,494	177	827	799
2013	974,000	6.9	6,705	216	625	646
2014	1,246,000	6.8	8,419	271	990	1,096
2015	1,218,000	6.0	7,360	237	959	1,276
2016	1,176,000	6.1	7,134	229	971	1,301
2017	1,235,000	6.1	7,502	241	977	1,276
2018	1,178,000	6.3	7,434	239	1,026	1,374
2019	1,231,000	5.5	6,824	219	1,152	1,656
2020	1,357,000	5.3	7,257	233	1,053	1,528
2021	1,254,000	5.5	6,936	223	1,308	1,741
2022	1,198,000	6.2	7,440	239	1,298	1,875
Total	24,571,000	5.6	137,899	4,433
#    For the seven months ended 30 June, since acquisition.
**    All-in costs: as from 2014 per the new World Gold Council Standard issued on 27 June 2013. Up to 2014, cash cost was the key metric.

	Granny Smith mine
	Gold produced
	Tonnes treated	Yield g/tonne	Kilograms	’000 ounces	All-in costs** US$/oz	All-in costs** A$/oz

Year to 31 December
2013 from October	330,000	5.9	1,935	62	786	812
2014	1,472,000	6.7	9,804	315	809	896
2015	1,451,000	6.5	9,365	301	764	1,017
2016	1,446,000	6.1	8,827	284	834	1,119
2017	1,726,000	5.2	9,030	290	896	1,171
2018	1,778,000	4.9	8,709	280	925	1,239
2019	1,753,000	4.9	8,547	275	922	1,325
2020	1,719,000	4.9	8,386	270	1,010	1,465
2021	1,662,000	5.2	8,684	279	1,161	1,545
2022	1,583,000	5.7	8,955	288	1,171	1,691
Total	14,920,000	5.5	82,242	2,644
**    All-in costs: as from 2014 per the new World Gold Council Standard issued on 27 June 2013. Up to 2014, cash cost was the key metric.

AFR-205

Gold Fields Annual Financial Report including Governance Report 2022
Operating and Financial Information by Mine (unaudited) continued
for the year ended 31 December 2022

	Gruyere mine# – 50%
	Gold produced
	Tonnes treated	Yield g/tonne	Kilograms	’000 ounces	All-in costs** US$/oz	All-in costs** A$/oz

Year to 31 December
2019	1,639,000	0.9	1,541	50	2,900	4,170
2020	4,054,000	1.0	4,016	129	931	1,350
2021	4,219,000	0.9	3,835	123	1,158	1,541
2022	4,432,500	1.1	4,893	157	991	1,431
Total	14,344,500	1.0	14,285	459
#    The Gruyere project was successfully completed during 2019, with first gold produced in June 2019. Commercial levels of production were achieved at the end of September 2019.
**    All-in costs: as from 2014 per the new World Gold Council Standard issued on 27 June 2013. Up to 2014, cash cost was the key metric.

	Australia region
	Net earnings
	US$ million	AS$ million

Year to 30 June
2002# – 2005	181.2	296.2
2006	39.3	52.6
2007	41.5	52.8
2008	36.8	41.2
2009	69.8	94.3
2010	81.0	89.9
Six months to December 2010	60.9	64.9
Year to 31 December
2011	189.6	183.8
2012	88.9	85.8
2013	(138.9)	(143.6)
2014	94.5	104.7
2015	175.5	233.3
2016	219.5	294.4
2017	204.3	266.8
2018	190.2	254.5
2019	159.3	229.0
2020	381.2	553.4
2021	475.8	633.2
2022	506.1	730.5
Total	3,056.5	4,117.7
#    F2002 – For the seven months ended 30 June 2002, since acquisition.

AFR-206

Gold Fields Annual Financial Report including Governance Report 2022

SOUTH AMERICAN REGION

	Cerro Corona mine – total managed
	Gold produced*
	Tonnes treated	Yield g/tonne	Kilograms	’000 ounces	All-in costs** US$/eq oz	Net earnings (before minorities) US$ million

Year to 30 June
2009#	4,547,000	1.5	6,822	219	369	25.4
2010	6,141,000	2.0	12,243	394	348	90.8
Six months to December 2010	3,102,000	2.0	6,206	200	395	93.3
Year to 31 December
2011	6,593,000	1.8	11,915	383	437	208.5
2012	6,513,000	1.6	10,641	342	492	217.6
2013	6,571,000	1.5	9,851	317	491	80.5
2014	6,797,000	1.5	10,156	327	702	66.5
2015	6,710,000	1.4	9,196	296	777	(93.4)
2016	6,977,000	1.2	8,405	270	762	(73.1)
2017	6,796,000	1.4	9,540	307	673	97.4
2018	6,644,000	1.5	9,767	314	699	42.6
2019	6,718,000	1.4	9,104	293	810	83.1
2020	6,796,000	0.9	6,442	207	1,119	53.9
2021	6,817,000	1.1	7,723	248	1,040	54.8
2022	6,721,000	1.2	8,103	261	444	27.9
Total	94,443,000	1.4	136,114	4,378
#    Transition from project to operation from September 2008.
*    Cerro Corona is a gold and copper mine. As such, gold produced and all-in costs are based on gold equivalent ounces.
**    All-in costs: as from 2014 per the new World Gold Council Standard issued on 27 June 2013. Up to 2014, cash cost was the key metric.

AFR-207

Gold Fields Annual Financial Report including Governance Report 2022
Shareholders’ Information

Register date: 31 December 2022
Issued Share Capital: 891,378,571 shares

	No. of shareholders	%	No. of shares	%

SHAREHOLDER SPREAD
1 – 1000 shares	18,662	86.10%	2,471,022	0.28%
1001 – 10 000 shares	1,702	7.85%	5,353,507	0.60%
10 001 – 100 000 shares	876	4.04%	32,205,956	3.61%
100 001 – 1 000 000 shares	346	1.60%	106,325,509	11.93%
Over 1 000 000 shares	90	0.42%	745,022,577	83.58%
Total	21,676	100.00%	891,378,571	100.00%

DISTRIBUTION OF SHAREHOLDERS
American Depositary Receipts	1	0.00%	249,275,063	27.97%
Banks	218	1.01%	193,938,406	21.76%
Brokers	69	0.32%	62,070,639	6.96%
Close Corporations	97	0.45%	88,757	0.01%
Control Account	1	0.00%	867,960	0.10%
Endowment Funds	53	0.24%	1,559,084	0.17%
Individuals	19,135	88.28%	11,644,100	1.31%
Insurance Companies	60	0.28%	13,236,052	1.48%
Investment Companies	8	0.04%	2,444,093	0.27%
Medical Aid Schemes	32	0.15%	756,666	0.08%
Mutual Funds	769	3.55%	169,931,382	19.06%
Nominees and Trusts	349	1.61%	34,298,444	3.85%
Other Corporations	41	0.19%	1,340,275	0.15%
Own Holdings	2	0.01%	34,326	0.00%
Pension Funds	572	2.64%	134,515,850	15.09%
Private Companies	262	1.21%	1,472,050	0.17%
Public Companies	6	0.03%	380,030	0.04%
Share Trust	1	0.00%	13,525,394	1.52%
Total	21,676	100.00%	891,378,571	100.00%

PUBLIC/NON-PUBLIC SHAREHOLDERS
Non – Public Shareholders	5	0.02%	13,795,887	1.55%
Directors of the Company[1]	2	0.01%	236,167	0.03%
Share Trust	1	0.00%	13,525,394	1.52%
Own Holdings	2	0.01%	34,326	0.00%
Public Shareholders	21,671	99.98%	877,582,684	98.45%
Total	21,676	100.00%	891,378,571	100.00%
1    A breakdown of the directors' and prescribed officers' shareholding is provided on page 23 of this report.

AFR-208

Gold Fields Annual Financial Report including Governance Report 2022

Beneficial shareholders holding of 3% or more	Number of shares	%

Public Investment Corporation (Government Employees Pension Fund)	101,392,308	11.37%
VanEck Vectors Gold Miners ETF	46,198,984	5.18%
Total	147,591,292	16.55%

Fund managers holding of 3% or more	Number of shares	%

BlackRock Inc	96,283,693	10.80%
Public Investment Corporation	84,457,458	9.47%
VanEck Global	50,447,474	5.66%
The Vanguard Group, Inc	34,496,299	3.87%
Allan Gray	32,292,429	3.62%
Schroders	30,347,861	3.40%
Total	328,325,214	36.82%

Foreign custodian holding of 3% or more	Number of shares	%

State Street Bank And Trust	105,125,315	11.79%
JPMorgan Chase Bank, National Association	63,091,727	7.08%
Citibank NA London	58,485,978	6.56%
The Bank of New York Mellon	48,542,401	5.45%
Total	275,245,421	30.88%

AFR-209

Gold Fields Annual Financial Report including Governance Report 2022
Glossary of Terms

ABET	Adult Basic Education and Training
AISC	All-in sustaining costs. AISC comprises on-site mining costs (on a sales basis); on-site general and administrative costs; royalties and production taxes; realised gains/losses on hedges due to operating costs; community costs related to current operations; permitting costs related to current operations; third-party smelting, refining and transport costs; non-cash remuneration (site-based); stock-piles/product inventory write-down; operational stripping costs; by-product credits; corporate general and administrative costs (including share-based remuneration); reclamation and remediation – accretion and amortisation (operating sites); exploration and study costs (sustaining); and capital exploration (sustaining)
AIC	All-in costs. AIC is AISC plus community costs not related to current operations; community costs not related to current operations; reclamation and remediation costs not related to current operations; exploration and study costs (non-sustaining); capital exploration (non-sustaining); capitalised stripping & underground mine development (non-sustaining); and capital expenditure (non-sustaining)
AS/NZ 4801	Australian occupational health and safety management standards
Backfill	Material generally sourced from processing plant mine residues and utilised for the filling of mined voids, to ensure long-term stability of excavations and minimise the effects of seismic activity
BEE	Black Economic Empowerment. BEE seeks to ensure that black persons within South Africa gain a significant degree of control in the economy through the possession of equity stakes and the holding of management positions within an institution
Blasthole	The hole into which a blasting charge is inserted in order to blast loose a quantity of rock
Borehole or drill hole	Hole bored or drilled in rock, usually to obtain representative samples (see diamond drill)
Box-hole	A cross raise, normally from the access cross-cut to the reef horizon, for the purpose of drawing broken rock and ore from the reef horizon into a conveyance in the cross-cut
Bulk mining	Any large-scale, mechanised method of mining involving many thousands of tonnes of ore being blasted or caved and transported to a processing plant
BVQI	Bureau Veritas Quality International is a leading global and independent certification body that audits and certifies whether company systems meet the requirements of ISO standards
Carbon-in-leach (“CIL”)	The recovery process in which gold is leached from gold-bearing ore pulp by cyanide and simultaneously adsorbed onto activated carbon granules in the same tanks. The loaded carbon is then separated from the pulp for subsequent gold removal by elution.
Capital expenditure (or capex)	Specific project or ongoing expenditure for replacement or additional equipment, materials or infrastructure
Carbon-in-pulp (“CIP”)	The recovery process in which gold is first leached to close to maximum extent from gold-bearing ore pulp by cyanide and then adsorbed onto activated carbon granules in separate and subsequent tanks. The loaded carbon is then separated from the pulp for subsequent gold removal by elution
Channel	Historic water course into which sediments consisting of gravel and sand are/have been deposited

AFR-210

Gold Fields Annual Financial Report including Governance Report 2022

Collective Bargaining Agreement	Collective Bargaining Agreement means a written agreement concerning terms and conditions of employment or any other matter of mutual interest concluded by a trade union(s) and the Company
Comminution	The term used to describe the process by which ore is reduced in size in order to liberate the desired mineral from the gangue material in preparation for further processing
Co-morbidity	Medical term for diseases that commonly co-exist, which increase the risk of morbidity
Concentrate	A metal-rich product resulting from a mineral enrichment process such as gravity concentration or flotation, in which most of the desired mineral has been separated from the waste material in the ore
Conglomerate	Sedimentary rocks comprising eroded subangular to rounded pebbles within a finer-grained matrix
Cross-cut	A horizontal underground drive developed perpendicular to the strike direction of the stratigraphy and reef
Cut-off grade	The lowest grade of mineralised ore, which determines whether or not it is economic to mine and send to the processing plant
Decline	An excavation from surface or subsurface, in the form of a tunnel, which is developed downwards
Depletion	The decrease in quantity of ore, in a deposit or property resulting from extraction or mining
Development	Is any tunnelling operation that is developed for either exploration, exploitation or both
Diamond drill	A rotary type of rock drill that cuts a core of rock by diamond bits and is recovered in long cylindrical sections
Dilution	Waste or material below the cut-off grade that contaminates the ore during the course of mining operations and thereby reduces the average grade mined
Dip	Angle of inclination (of a geological feature/rock) from the horizontal
Dyke	Tabular, vertical or near vertical body of igneous rock formed by the intrusion of magma generally into planar structural zones of weakness
Elution	The chemical process of desorbing gold from activated carbon
Facies	The characteristics of a rock unit defined by its composition, lithology, physical properties and geochemical parameters, usually reflecting the conditions of its origin
Fatality rate	Number of deaths normally expressed as a ratio per million man-hours worked
Fault	The surface or plane of a fracture along which movement has occurred
Feasibility study	A comprehensive design and costing study of the selected option for the development of a mineral project in which appropriate assessments have been made of realistically assumed geological, mining, metallurgical, economic, marketing, legal, environmental, social, governmental, engineering, operational and all other modifying factors, which are considered in sufficient detail to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable) and the factors reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The overall confidence of the study should be stated

AFR-211

Gold Fields Annual Financial Report including Governance Report 2022

Filtration	Process of separating usually valuable solid material from a liquid
Flotation	The process by which the surface chemistry of the desired mineral particles is chemically modified such that they preferentially attach themselves to bubbles and float to the surface of the pulp in specially designed aerated and agitated vessels. The gangue or waste minerals may be chemically depressed to not float, thus allowing the valuable minerals to be concentrated and separated from the undesired material
Footwall	The underlying side of an ore body or stope
Free cash flow margin	The free cash flow (“FCF”) margin is revenue less cash outflow divided by revenue expressed as a percentage
Gold equivalent	A quantity of metal (such as copper) converted to an amount of gold in ounces, based on accepted gold and other metal prices, i.e. the accepted total value of the metal based on its weight and value thereof divided by the accepted value of one troy ounce of gold
Grade	The quantity of gold or other metal contained within a unit weight of one metric tonne, generally expressed in grams per metric tonne (“g/t”) or percent metal per metric tonne (%)
Hanging wall	The overlying side of an ore body or slope
Haulage	A horizontal underground excavation which is used to transport mined ore
Head grade	The grade of the material delivered to the processing facility (such as heap leach pad, mill, etc.) The Mineral Reserve declaration is for material as delivered to the processing facility
Hedging	Taking a buy or sell position in futures market opposite to a position held in the cash/spot market to minimise the risk of financial loss from an adverse price change
Hydrothermal	Process of injection of hot, aqueous, generally mineral-rich solutions into existing rocks or geological features
ICVCT	Informed Consented Voluntary Counselling and Testing
Indicated Mineral Resources	That part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed
Inferred Mineral Resource	That part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill-holes which may be limited or of uncertain quality and reliability
ISO 14000	International standards for organisations to implement sound environmental management systems
Lock-up gold	Gold trapped as a temporary inventory within a processing plant, or sections thereof, typically milling circuits
LTIFR	Lost-Time Injury Frequency Rate, expressed in million man-hours worked

AFR-212

Gold Fields Annual Financial Report including Governance Report 2022

Measured Mineral Resource	That part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and grade continuity
Milling	A general term used to describe the material size reduction process in which crushed ore is ground in a rotating grinding mill, using some form of grinding media (e.g. steel balls) prior to being subjected to physical or chemical treatment to extract the valuable metals to a concentrate or finished product
Mine Health and Safety Act (“MHSA”)	The South African Mine Health and Safety Act, No 29 of 1996
Mineralised	Rock in which minerals have been naturally introduced
Mineral Reserve	A ‘‘Mineral Reserve’’ is the economically mineable material derived from a Measured or Indicated Mineral Resource or both. It includes diluting and contaminating materials and allows for losses that are expected to occur when the material is mined. Appropriate assessments to a minimum of a pre-feasibility study for a project and a life-of-mine plan for an operation must have been completed, including consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors (the modifying factors). Such modifying factors must be disclosed
Mineral Resource	A ‘Mineral Resource’ is a concentration or occurrence of material of economic interest in or on the earth’s crust in such form, quality and quantity that there are reasonable and realistic prospects for eventual economic extraction. The location, quantity, grade, continuity and other geological characteristics of a Mineral Resource are known, or estimated from specific geological evidence, sampling and knowledge interpreted from an appropriately constrained and portrayed geological model. Mineral Resources are subdivided, and must be so reported, in order of increasing confidence in respect of geoscientific evidence, into Inferred, Indicated or Measured categories
Mining Face	The end of a development end, drift, cross-cut or stope at which work is taking place
Net cash flow	Cash flow from operating activities less net capital expenditure and environmental payments
Normal fault	Fault in which the hanging wall moves downward relative to the footwall, under extensional tectonic conditions
Nugget effect	A measure of the randomness of the grade distribution within a mineralised zone
NUM	National Union of Mine Workers
OHSAS	Management system standards, developed in order to facilitate the integration of quality and occupational health and safety management systems by organisations
Payshoot	Linear to sublinear zone within a reef for which gold grades or accumulations are predominantly above the cut-off grade
Pillar	Rock left behind to help support the excavations in an underground mine

AFR-213

Gold Fields Annual Financial Report including Governance Report 2022

Pre-Feasibility Study	A preliminary design and costing study of the short-listed preferred mining and processing option(s) for the development of a mineral project in which appropriate assessments have been made of realistically assumed geological, mining, metallurgical, economic, marketing, legal, environmental, social, governmental, engineering, operational and all other modifying factors, which are considered in sufficient detail to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable) and the determined assumptions and parameters reasonably serve as the basis for potential declaration of Mineral Reserves
Probable Mineral Reserve	The economically mineable material derived from a Measured and/or Indicated Mineral Resource. It is estimated with a lower level of confidence than a Proved Mineral Reserve. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, to a minimum of a Pre-feasibility Study (PFS) for a project, have typically been carried out, including consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified
Project capital	Capital expenditure that is associated with specific projects
Proved Mineral Reserve	The economically mineable material derived from a Measured Mineral Resource. It is estimated with a high level of confidence. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, to a minimum of a Pre-Feasibility Study (PFS) for a project, have been typically carried out, including consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified
Reef	A general term for metalliferous mineral deposit (gold) within a geological zone or unit
Remuneration Report	The term Executive Directors refers to the CEO and the CFO, who are members of the Board of Gold Fields Limited
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

AFR-214

Gold Fields Annual Financial Report including Governance Report 2022

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

AFR-215

Gold Fields Annual Financial Report including Governance Report 2022

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

AFR-216

Gold Fields Annual Financial Report including Governance Report 2022

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

AFR-217

Gold Fields Annual Financial Report including Governance Report 2022
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

AFR-218

Gold Fields Annual Financial Report including Governance Report 2022

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
•Recycled water: Processing used water/waste water through the same or another cycle at the same facility. The water/waste water is treated before being recycled and reused.
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

AFR-219

Gold Fields Annual Financial Report including Governance Report 2022
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

AFR-220

Gold Fields Annual Financial Report including Governance Report 2022
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

ˆ Australian * British # Ghanaian ** Executive Director
www.goldfields.com

AFR-221
GOLD FIELDS LIMITED Climate Change Report 2022 Creating enduring value beyond mining

20 ABOUT OUR COVER Solar panels of the Khanyisa solar plant in front of South Deep’s Twin Shafts Gold Fields has released its fifth Climate Change Report (CCR) in alignment with the Financial Stability Board’s Task Force guidelines on Climate-related Financial Disclosures (TCFD). The report is part of Gold Fields’ 2022 suite of reports and can be accessed electronically at https://goldfields.com/2022-annual-report-suite.php. Gold Fields formally started on its climate change, energy and water journey in 2016, but has reported on our climate change performance since 2010, when our first annual submission to the CDP was made. Since 2018, we have aligned to the TCFD to report on our climate change and related performance, strategies, risks and opportunities. The CCR details Gold Fields’ progress towards its climate change goals, including performance against targets and the implementation of relevant projects. The report provides insights into the Company’s climate change strategy and actions taken to mitigate environmental impacts. CONTENTS About this report 2 TCFD Index 3 Chief Executive Officer’s statement 4 SHSD Committee Chairperson’s statement 4 Gold Fields’ environmental performance 5 Group ESG performance and targets 6 1 Governance and management 8 2 Our climate-related policy statements and commitments Climate-related standards 9 3 Strategy Decarbonisation strategy 12 Renewable energy at our mines 14 Climate risks and opportunity 17 Unpacking physical risks 20 4 2022 Performance Energy and climate change performance 24 Tailings storage facility management 25 Water stewardship 26 5 Annexures Regional and Group carbon emissions performance 28 Regional and Group energy performance 29 Gold Fields’ 2022 carbon footprint 30 External assurance statement 32 Disclaimer and forward-looking statements 34 Glossary 35 Administration and corporate information 35 About this report CCR 2 Gold Fields Climate Change Report 2022

TCFD Index TCFD recommendation Section in this report covering the recommendation Linkages with other mainstream filings Governance Disclosures on the JSE’s governance around climate-related risks and opportunities Describe the board’s oversight of climate-related risks and opportunities Governance and management, page 8 Integrated Annual Report Page 24 – 25 Describe management’s role in assessing and managing climate-related risks and opportunities Governance and management, page 8 Integrated Annual Report Page 10 – 17, 26 – 31, 73 – 79 Strategy Disclosures on actual and potential impacts of climate-related risks and opportunities on the organisation’s business, strategy and financial planning where such information is material Describe the climate-related risks and opportunities the organisation has identified over the short, medium and long term Climate risks and opportunities, pages 17 – 23 Integrated Annual Report Page 10 – 17, 26 – 31, 74 – 79 Describe the impact of climate-related risks and opportunities on the organisation’s business strategy and financial planning Diesel replacement, page 16 Integrated Annual Report Page11 – 17, 26 – 31 Describe the resilience of the organisation’s strategy, taking into consideration different climate-related scenarios, including a 2&ordm;C or lower scenario Our climate change journey, pages 6 – 7 Decarbonisation strategy, pages 12 – 13 Unpacking physical risks, pages 20 – 23 Integrated Annual Report Page 75 – 77 Risk management Disclosures how the organisation identifies, assesses and manages climate-related risks Describe the organisation’s processes for identifying and assessing climate-related risks Climate risks and opportunities, page 17 Water stewardship, pages 25 – 26 Tailings storage facility management, page 27 Integrated Annual Report Page 10 – 17 Describe the organisation’s process for managing climate-related risks Climate risks and opportunities, pages 17 – 23 Climate-related standards, pages 9 – 11 Integrated Annual Report Page 10 – 17 Describe how processes for identifying, assessing and managing climate-related risks are integrated into the organisation’s overall risk management Climate risks and opportunities, page 17 Integrated Annual Report Page 10 – 17 Metrics and targets Disclosures on the metrics and targets used to assess and manage relevant climate-related risks and opportunities where such information is material Disclose the metrics used by the organisation to assess climate-related risks and opportunities in line with its strategy and risk management process Gold Fields’ environmental performance, page 5 2030 targets and net-zero commitments, page 13 Renewable energy at our mines, pages 14 – 15 Energy and climate change performance, page 24 Water management, page 25 Carbon footprint, page 28 Regional and Group performance, page 29 Integrated Annual Report Page 11 – 17, 54, 73 – 79 Disclose scope 1, scope 2 and if appropriate scope 3 greenhouse gas (GHG) emissions and related risks Gold Fields’ environmental performance – page 5 Carbon footprint, page 28 Regional and Group performance, page 29 Integrated Annual Report Page 9, 30, 54, 73, 75 – 77 Describe the targets used by the organisation to manage climate-related risks and opportunities and performance against targets Group ESG performance and targets, pages 6 – 7 Integrated Annual Report Page 73, 75 – 77 CCR 3

Chief Executive Officer’s statement SHSD Committee Chairperson’s statement It is the responsibility of the Safety, Health and Sustainable Development (SHSD) Committee of the Board to monitor and oversee that Gold Fields plays its role in addressing the threats climate change poses to the Company, its people, its stakeholders and society at large. Every year, the impacts of physical climate changes are getting more pronounced and prevalent, and no responsible corporate citizen can absolve itself from playing a role in addressing one of the defining challenges society is facing. We believe Gold Fields is playing its part and has a leadership role when it comes to the rollout of renewable energies, reducing emissions and meeting targets. The decarbonisation progress made by Gold Fields in 2022 was aligned with plans and the SHSD Committee looks forward to the implementation of further initiatives as management progresses its decarbonisation strategies. However, there is always more that can be done, in particular when it comes to mitigating the risks of climate change events. The SHSD Committee will continue to challenge and encourage the Gold Fields team to continually innovate and improve Company performance. On behalf of the Board of Directors, I fully endorse the Gold Fields Climate Change Report 2022, which, if read in conjunction with other relevant reports by the Company, particularly the Integrated Annual Report 2022, provides an accurate overview of the risks and challenges climate change poses to the Company and the measures Gold Fields is adopting to address them. Terence Goodlace Chairperson Safety, Health and Sustainable Development Committee Gold Fields’ strategy, launched in December 2021, commits the Company to build on its leading commitments to environmental, social and governance (ESG) objectives. I consider that this commitment is nowhere more evident than in our investments in decarbonising our operations. During 2022, the Company completed the construction and commissioning of the 50MW Khanyisa solar plant at the South Deep mine. The positive impact this plant has on the mine is significant, including reducing our carbon footprint, ensuring security of supply and business continuity and reducing cost. But it is not just the business that benefits: Khanyisa is a beacon of pride for our people improving their job security, and has created jobs in our host communities and paved the way for easier government regulations on self-generated electricity. Gold Fields is very proud of how we address our climate change impact. Apart from South Deep, we have renewable microgrids at three of our four Australian mines – launching a 12MW project at Gruyere – we use low-carbon gas turbines at our Ghanaian mines and our Cerro Corona operation in Peru is 100% supplied by hydropower. By end-2022, 14% of our electricity was derived from renewable sources. However, we are acutely aware that there is much to do. The last few months have seen several key developments that have highlighted the need for a rapid, transparent and global approach to decarbonisation. The Intergovernmental Panel on Climate Change’s most recent assessment report highlighted the possibility of global warming reaching 1.5°C as early as 2030. Companies, particularly those in carbon intensive industries like mining, are also facing increased pressure from our communities, NGOs, governments and shareholders. Closer to home, the impacts of climate-related events are real and immediate. The updated and extensive five-year climate change risk and vulnerability assessments we carried out at all our operations in 2021 provided ample evidence: more intense storms, prolonged droughts and other changing weather patterns adversely affect our operations, our workforce and stakeholders and, in particular, the communities adjacent to our mines. We are actively implementing risk management measures to safeguard our operations by mitigating the impacts of adverse weather conditions. Gold Fields will be part of the solution. We have committed to reduce our net scope 1 and 2 carbon emissions by 30% and absolute emissions by 50% by 2030 (from a 2016 baseline, assuming growth to 2.8Moz pa), and achieve net-zero carbon emissions by 2050, if not sooner. During 2022, our operations commenced with embedding these targets and are planning to achieve this. In addition, our management teams are being held accountable to ensure that we are implementing energy savings’ initiatives and trialling new technologies to help us achieve those targets. This Climate Change Report 2022 outlines our journey we have taken to date as well as the strategies, policies and programmes we are embarking upon. We have a long way to go, but I am confident that, based on Gold Fields’ track record to date and the commitment of our People, the Company will play its role in addressing one of the most critical challenges facing society today. Martin Preece Interim CEO Martin Preece Interim CEO CCR 4 Gold Fields Climate Change Report 2022

Mine: Cerro Corona Project: Salares Norte 260koz attributable gold-equivalent production 1.29PJ energy consumption 4.94GJ/oz energy intensity 100% renewable electricity 57kt CO2e GHG (scope 1 and 2) emissions 1kt CO2e emissions avoided5 0.22t CO2e/oz emissions intensity (scope 1 and 2) 3.06GL freshwater withdrawal 86% water recycled/reused AMERICAS – PERU AND CHILE4 Mine: South Deep 328koz attributable gold production 1.88PJ energy consumption 5.73GJ/oz energy intensity 2% renewable electricity 516kt CO2e GHG (scope 1 and 2) emissions 34kt CO2e emissions avoided2 1.57t CO2e/oz emissions intensity (scope 1 and 2) 1.77GL freshwater withdrawal 79% water recycled/reused SOUTH AFRICA Mines: St Ives, Granny Smith, Agnew and Gruyere 1,061koz attributable gold production 5.40PJ energy consumption 4.43GJ/oz energy intensity 12% renewable electricity 544kt CO2e GHG (scope 1 and 2) emissions 90kt CO2e emissions avoided 0.45t CO2e/oz emissions intensity (scope 1 and 2) 0.78GL freshwater withdrawal 39% water recycled/reused AUSTRALIA Mines: Tarkwa, Damang and Asanko JV 762koz attributable gold production 5.53PJ energy consumption 7.27GJ/oz energy intensity 0% renewable electricity 599kt CO2e GHG (scope 1 and 2) emissions 177kt CO2e emissions avoided3 0.79t CO2e/oz emissions intensity (scope 1 and 2) 2.89GL freshwater withdrawal 89% water recycled/reused GHANA1 Gold Fields’ environmental performance GROUP PERFORMANCE – 2022 2.40Moz attributable gold-eq production 14.1PJ energy consumption 5.49GJ/oz energy intensity 14% renewable electricity (including hydroelectricity used by Cerro Corona) 1.72Mt CO2e1 GHG (scope 1 and 2) emissions 302kt CO2e GHG emissions avoided 669kg CO2e/oz emissions intensity (scope 1 and 2) 8.51GL freshwater withdrawn 75% water recycled/reused 1 Excludes data from Asanko JV 2 10kt CO2e (28%) of South Deep’s 2022 emissions avoided of 34kt CO2e were derived from electricity generated by the Khanyisa solar plant at South Deep. Consumption data was calculated using temporary meters and the methodology verified by independent, external experts as commissioning was still under way in Q4 2022. 3 Emissions avoided from the installation of gas turbines supplied by a pipeline for Tarkwa and Damang (166kt CO2e, 94% of the region’s total emissions avoided) are included in site, region and Group reporting and recognised as an exceptional continuous project as approved by the Gold Fields Group Head of Energy and Carbon. This Project is of strategic importance to the Tarkwa and Damang operations and the Group, as it is a major change, with significant capital investment, impact, complexity, and stakeholder involvement 4 Excludes data from Salares Norte 5 0.1kt CO2e (10%) of Cerro Corona’s 2022 emissions avoided of 1kt CO2e deviate from the Group guideline definition due to unforeseeable circumstances resulting in a deviation from anticipated performance 1 Includes head offices REGIONAL PERFORMANCE – 2022 CCR 5

Gold Fields is developing a comprehensive decarbonisation strategy, with a commitment to achieving net-zero emissions by 2050, in accordance with the Paris Agreement on Climate Change. As part of our broader range of Environmental, Social, and Governance (ESG) targets, we have committed to a 30% net reduction in scope 1 and 2 emissions (using a 2016 baseline) by 2030. Additionally, we have set a target to achieve a 50% absolute/gross scope 1 and 2 emissions reduction by 2030, further demonstrating our commitment to addressing climate change. Our 2030 targets include the assumption that our annual gold production will grow to 2.8Moz. 3 2 1 Group ESG performance and targets Our climate change journey from 2022 to 2050 ST RA TE GIC PILLAR 1 STRATEGIC PILLAR 2 STRATEGIC PILLAR 3 th ro ug h p eo ple and innovation M ax im ise po ten tial fro m current assets Build on our leading comm itm ent to ESG Build the value and quality of our portfolio of assets Our Purpose Why we exist Creating enduring value beyond mining ESG priorities 2022 Group performance and highlights 2023 targets and key projects 2030 targets Decarbonisation &#9;z Group scope 1 and 2 emissions were unchanged in 2022, despite more challenging mining conditions and increased production &#9;z At Gruyere, the 4.4MW/4.4MWh battery storage and 12MW solar farm was completed &#9;z The St Ives 85% renewable microgrid feasibility study commenced &#9;z The South Deep 50MW solar plant was completed &#9;z Wind studies commenced at South Deep &#9;z Cerro Corona 100% renewable electricity &#9;z ISO 50001-certified energy management systems at all sites &#9;z Scope 3 emissions reduction target developed &#9;z Granny Smith gas power plant expansion &#9;z At Agnew, opportunities to increase above 56% renewable electricity are being investigated, including renewable energy storage and additional solar &#9;z At St Ives, a full feasibility study to deliver an 85% renewable microgrid to be completed &#9;z Ongoing investigation of additional wind and solar option at South Deep &#9;z BEV diesel displacement trials continue at St Ives, Granny Smith and South Deep &#9;z 30% net scope 1 and 2 emissions reductions by 2030 against 2016 baseline &#9;z 50% absolute emissions reductions @ 2.8Moz assumed production profile Water stewardship &#9;z All regions completed implementation of their three-year (2020 to 2022) water management plans &#9;z 75% of Group water use was recycled or reused, as planned &#9;z Freshwater withdrawal was 8.5 GL, a reduction of 41% from the 2018 baseline (target was 37% reduction) &#9;z Group 2030 water stewardship strategy developed &#9;z Regional baselines developed against the new ICMM water stewardship maturity framework &#9;z 80% water recycled/reused &#9;z 45% reduction in freshwater use from 2018 baseline Tailings management &#9;z Work in progress to implement the Global Industry Standard on Tailings Management (GISTM) &#9;z Work in progress to convert upstream- raised TSFs &#9;z Gold Fields TSF Standard launched &#9;z Tarkwa and Cerro Corona GISTM high-consequence TSF conformance to be completed &#9;z Ongoing oversight by independent review boards at Tarkwa and Cerro Corona due to “extreme” or “very high” consequence ratings &#9;z Conformance with GISTM by August 2023 (high consequence TSFs) and 2025 (all other TSFs) &#9;z Reduce active upstream-raised TSFs from five to three Target 100% clean electricity Target 100% electrification of diesel equipment Carbon offsets and natural climate solutions 2022 – 2029 &#9;z New construction of wind and solar projects &#9;z Target &gt; 70% green electricity &#9;z New energy storage technologies By 2030 &#9;z Target &gt; 100% green, plus export opportunities &#9;z Green hydrogen or long duration &#9;z Investment of US$1bn to US$1.6bn By 2040 &#9;z Leverage disruptive technologies, but not required to achieve 100% 2022 – 2029 &#9;z Electric material movement &#9;z Biodiesel, hydrogen fuel cells &#9;z Energy efficiency initiatives By 2030 &#9;z Electric underground mine &#9;z For open pit – rail, green hydrogen, large EVs &#9;z Heavily automated, driverless vehicles By 2040 &#9;z Target 100% diesel elimination &#9;z Leverage disruptive technologies 2022 – 2029 &#9;z Further explore and invest in offset options and natural climate solutions &#9;z Climate adaptation risk and scope 3 reporting programmes established &#9;z 2023: Targets and methodology for scope 3 emissions reductions developed By 2030 &#9;z Carbon offsets to mitigate liabilities &#9;z Site-specific natural climate solutions By 2040 &#9;z Verified carbon offsets &#9;z Site-specific natural climate solutions &#9;z Significantly reduce scope 3 emissions &#9;z Net-zero emissions (in line with our commitment under the Paris Agreement) Phase 1 Started developing a wide-ranging climate change and energy strategy, programmes and target Commenced in 2016 Phase 2 Verification of our decarbonisation programmes and our emissions forecast model Execution was completed in 2021 M an ag em en t pr og ra m m es a nd st ra te gi es CCR 6 Gold Fields Climate Change Report 2022

In addition, climate change will also impact our water and tailings management. As such, we have set 2030 targets for these two environmental priority areas as well. To achieve these goals, we are following a phased approach, with all regions integrating processes, identifying opportunities and building the necessary reporting structures, in line with the recommendations of the TCFD. Our progress towards these targets is reported annually, with the current 2022 report detailing the 2022 performance in pursuit of these environmental targets. ESG priorities 2022 Group performance and highlights 2023 targets and key projects 2030 targets Decarbonisation &#9;z Group scope 1 and 2 emissions were unchanged in 2022, despite more challenging mining conditions and increased production &#9;z At Gruyere, the 4.4MW/4.4MWh battery storage and 12MW solar farm was completed &#9;z The St Ives 85% renewable microgrid feasibility study commenced &#9;z The South Deep 50MW solar plant was completed &#9;z Wind studies commenced at South Deep &#9;z Cerro Corona 100% renewable electricity &#9;z ISO 50001-certified energy management systems at all sites &#9;z Scope 3 emissions reduction target developed &#9;z Granny Smith gas power plant expansion &#9;z At Agnew, opportunities to increase above 56% renewable electricity are being investigated, including renewable energy storage and additional solar &#9;z At St Ives, a full feasibility study to deliver an 85% renewable microgrid to be completed &#9;z Ongoing investigation of additional wind and solar option at South Deep &#9;z BEV diesel displacement trials continue at St Ives, Granny Smith and South Deep &#9;z 30% net scope 1 and 2 emissions reductions by 2030 against 2016 baseline &#9;z 50% absolute emissions reductions @ 2.8Moz assumed production profile Water stewardship &#9;z All regions completed implementation of their three-year (2020 to 2022) water management plans &#9;z 75% of Group water use was recycled or reused, as planned &#9;z Freshwater withdrawal was 8.5 GL, a reduction of 41% from the 2018 baseline (target was 37% reduction) &#9;z Group 2030 water stewardship strategy developed &#9;z Regional baselines developed against the new ICMM water stewardship maturity framework &#9;z 80% water recycled/reused &#9;z 45% reduction in freshwater use from 2018 baseline Tailings management &#9;z Work in progress to implement the Global Industry Standard on Tailings Management (GISTM) &#9;z Work in progress to convert upstream- raised TSFs &#9;z Gold Fields TSF Standard launched &#9;z Tarkwa and Cerro Corona GISTM high-consequence TSF conformance to be completed &#9;z Ongoing oversight by independent review boards at Tarkwa and Cerro Corona due to “extreme” or “very high” consequence ratings &#9;z Conformance with GISTM by August 2023 (high consequence TSFs) and 2025 (all other TSFs) &#9;z Reduce active upstream-raised TSFs from five to three Target 100% clean electricity Target 100% electrification of diesel equipment Carbon offsets and natural climate solutions 2022 – 2029 &#9;z New construction of wind and solar projects &#9;z Target &gt; 70% green electricity &#9;z New energy storage technologies By 2030 &#9;z Target &gt; 100% green, plus export opportunities &#9;z Green hydrogen or long duration &#9;z Investment of US$1bn to US$1.6bn By 2040 &#9;z Leverage disruptive technologies, but not required to achieve 100% 2022 – 2029 &#9;z Electric material movement &#9;z Biodiesel, hydrogen fuel cells &#9;z Energy efficiency initiatives By 2030 &#9;z Electric underground mine &#9;z For open pit – rail, green hydrogen, large EVs &#9;z Heavily automated, driverless vehicles By 2040 &#9;z Target 100% diesel elimination &#9;z Leverage disruptive technologies 2022 – 2029 &#9;z Further explore and invest in offset options and natural climate solutions &#9;z Climate adaptation risk and scope 3 reporting programmes established &#9;z 2023: Targets and methodology for scope 3 emissions reductions developed By 2030 &#9;z Carbon offsets to mitigate liabilities &#9;z Site-specific natural climate solutions By 2040 &#9;z Verified carbon offsets &#9;z Site-specific natural climate solutions &#9;z Significantly reduce scope 3 emissions &#9;z Net-zero emissions (in line with our commitment under the Paris Agreement) By 2050 Phase 3 Detailed study phase and integration of decarbonisation into the business with project management standards, training and reporting Implementation began in 2022 Phase 4 Implement decarbonisation management, scoreboards and reporting mechanisms. Develop project management platforms and complete programme deployment Planned for 2023 CCR 7

Governance and management During 2022 the Board, via its various subcommittees, oversaw the following material ESG programmes: &#9;z Approval of the Water Stewardship and Sustainable Development policy statements, the latter in February 2023 &#9;z Development of water-related community programmes, as part of the Group Flagship Programme &#9;z Commissioning of the 12MW Gruyere solar farm &#9;z Construction and launch of South Deep’s 50MW, R715m solar project &#9;z Ongoing implementation of the Global Industry Standard on Tailings Management &#9;z Ensured ESG continues to be integrated into the business and first year of implementation of 2030 targets Our climate change governance structure, and accompanying responsibilities, are as follows. Board The Board is accountable and responsible for providing oversight over climate-related strategy, implementation, risks, opportunities and resilience Board Committee SHSD – Primary Board subcommittee overseeing climate-related strategy and implementation, SHSD strategies, policies and performance SET – Stakeholder relations, socio-economic development, human rights, ethics, security Risk – Enterprise risk management, including ESG risks Capital – Climate-related capital projects Chief Executive Officer The Chief Executive Officer (CEO) is responsible for leading the executive and management teams to draft and implement the Company’s Board-approved climate change strategy, including relevant policies and projects The CEO sets the tone and a climate-conscious culture Climate-related remuneration Balanced score card comprises 25% incentives related to ESG, of which half is linked to climate change performance ExCo Executive Committee’s (ExCo) mandate covers developing strategies, policies and risk management plans Executive Climate Change Steering Committee Executives responsible for investor engagement and reporting, finance, decarbonisation, scope 3 emissions planning and offsets and climate risk and adaptation ensure an integrated and systemic approach to addressing multifaceted impacts of climate change on Company, supply chain and stakeholders EVP: Sustainable Development and Sustainable Development department The EVP: Sustainable Development is accountable for development and implementation of the Group Climate Change Strategy. The department provides a multi-disciplinary specialist function, comprising sustainable development, ESG reporting and assurance, climate change, water, stakeholder engagement, environmental management The CTO and CTS are responsible for co-ordination and delivery of the technical aspects of the Group Climate Change Strategy, including the decarbonisation programme to deliver the 2030 and 2050 decarbonisation targets and engineering resilience to climate change adaptation Working Committees ESG – develop ESG strategy for Board approval Water – continuous development and implementation of the water stewardship strategy Energy and decarbonisation – continuous development and implementation of the energy and carbon strategy, including decarbonisation strategy Chief Technical Officer (CTO) and Corporate Technical Services (CTS) CCR 8 Gold Fields Climate Change Report 2022

Climate-related standards CLIMATE-RELATED POLICY STATEMENTS AND COMMITMENTS Gold Fields has integrated global sustainability standards and reporting guidelines to ensure effective management of our climate-related and other environmental risks. These include: &#9;z The Taskforce for Climate-related Financial Disclosures (TCFD) has gained worldwide adoption and disclosure since its inception in 2017. Gold Fields’ fifth CCR is aligned to the TCFD recommendations. Prior to TCFD-alignment, Gold Fields reported its climate change performance under the Carbon Disclosure Project (CDP). Our water management performance is still submitted to the CDP Water programme. &#9;z Gold Fields has submitted its net scope 1 and 2 emissions reduction targets for validation by the Science Based Targets Initiative (SBTi). The SBTi endorses company emission targets and provides feedback from technical experts. It is recognised by a range of global organisations, such as the UN Global Compact and CDP. We may apply for validation of our scope 3 targets once these have been finalised. &#9;z As a member of the International Council on Mining & Metals (ICMM), Gold Fields’ reports are prepared in accordance with, and with reference to, the Global Reporting Initiative’s (GRI) Universal Standards, which provide guidance on a wide range ESG disclosures. &#9;z The Johannesburg Stock Exchange’s voluntary Climate Change and JSE Sustainability Disclosure Guidance, which aligns with international disclosure standards such as GRI and TCFD, was introduced in mid-2022. &#9;z The final US Securities and Exchange Commission (SEC) rules for climate-related disclosures and the International Sustainability Standards Board (ISSB) first two sustainability standards are currently being finalised. Once in effect, we will seek to conform with their sustainability and climate-related disclosure requirements. Mining industry associations The ICMM’s Mining Principles and supporting Performance Expectations define many of our ESG-related policies and guide our work in this area. Our own policy statements have been fully aligned to the Mining Principles. The ICMM’s climate change commitment is captured in its 2021Position Statement on Climate Change. The table on page 10 provides ICMM commitments and policies on climate change and water stewardship, the equivalent Gold Fields commitments and our key implementation actions and targets. Gold Fields rejoined the World Gold Council in February 2022. This membership requires compliance with its two key standards: the Conflict-Free Gold Standard (CFGS) and the Responsible Gold Mining Principles (RGMP). The latter are a framework of 10 principles, including environmental and climate change principles, that set clear expectations for responsible gold mining. As new members, we have three years to achieve full conformance, although we are confident of achieving this ahead of schedule. ISO standards Gold Fields’ mines comply with energy management standards developed by the International Organisation for Standardisation (IS0). The ISO 50001 energy management system standard is a framework for implementing technical and management strategies that enable reductions in energy cost and greenhouse gas emissions. Our Ghanaian mines and Cerro Corona in Peru are certified to the standard. Our Australian and South African mines are anticipated to obtain ISO 50001 certification by the end of 2023. Such implementation will not only provide the framework in which our decarbonisation journey will take place, it will allow for better management and understanding of indirect emissions that inevitably impact our decarbonisation journey. All our mines are also certified to the ISO 4001 environmental management system standard. Tailings management standards Through our membership of the ICMM, we are committed to conformance with the Global Industry Standard on Tailings Management (GISTM). Gold Fields and other ICMM members are committed to conform all TSFs with “extreme” or “very high” consequence category ratings with the GISTM by August 2023, based on internal self-assessments. All our other active tailings facilities will conform with the GISTM by August 2025. Conformance with GISTM requires appropriate technical standards, appointment of key personnel, management oversight and governance, and engagement with authorities and communities close to TSFs on emergency preparedness, among others. The GISTM comprehensively addresses climate change risks through requirements covering TSF scoping and design, risk management, water management, stormwater management, rehabilitation, closure and post-closure management. In January 2023, ICMM, in collaboration with the United Nations Environment Programme and the Principles for Responsible Investment, announced the formation of the Global Tailings Management Institute (GTMI). The GTMI aims to drive and implement mining industry safety standards related to TSFs, including overseeing the implementation of the GISTM. A multi-stakeholder advisory panel developed the standards. Gold Fields was one of two mining companies representing ICMM on the panel. CCR 9 &#63743;&#63743; &#63743;&#63743; &#63743;&#63743; &#63743;&#63743;OUR CLIMATE-RELATED POLICY STATEMENTS AND COMMITMENTS

ICMM commitments Gold Fields commitments Key implementation actions and targets CLIMATE CHANGE Scope 3 emissions: Targets, management and partnership &#9;z Committed to address scope 3 emissions as part of our decarbonisation strategy &#9;z Set a 2030 scope 3 target by end of 2023 Targets cover all material sources of emissions &#9;z Legal and other compliance &#9;z The targets cover (or will cover) scope 1, 2 and 3 emissions Absolute reductions &#9;z Set objectives and targets for carbon emissions reduction, energy savings, energy diversification and water management &#9;z Targets include 30% net emission reductions and 50% absolute emissions reductions by 2030 targets, from 2016 base year Robust target-setting methodologies; Disclose assumptions &#9;z Paris Agreement-aligned targets towards a 1.5˚C future &#9;z Follow the decarbonisation strategy towards a 1.5˚C future &#9;z Net zero by 2050 Integrate climate change into decision-making &#9;z Continuously enhance preparedness for climate change, improve performance and increase transparency in public disclosure &#9;z Decarbonisation incorporated in existing mine and business models &#9;z Decarbonisation is key priority in 2030 ESG targets Adaptation and mitigation &#9;z Regional climate change strategies, including mitigation and adaptation plan &#9;z Decarbonisation strategy includes mitigation plans to meet targets &#9;z Regional climate change risk and vulnerability assessments conducted and implementation underway Supporting community resilience &#9;z Seeking collaboration with host communities towards climate change policies &#9;z Ghana, South Africa and Peru continue to be involved in community water provision and educational projects &#9;z Water managers worked with community and stakeholder relations departments to identify potential water-related flagship projects Transparent disclosure: Scope 1-3 emissions; External verification; TCFD-alignment &#9;z Public reporting of greenhouse gas (GHG) emissions footprint and climate-related risks and opportunities &#9;z Mature scope 1 to 2 emissions reporting &#9;z Scope 3 emission reduction targets being developed &#9;z External independent assurance &#9;z TCFD-aligned Climate Change Report Engagement &#9;z Collaboration with host communities, governments, peers, investors, NGOs and business partners &#9;z Active member of the ICMM and WGC &#9;z Stakeholder engagement programmes at all our mines Innovation and technology &#9;z Support research, innovation and technology development &#9;z Renewable, low-carbon energy solutions, energy efficiency initiatives, including carbon offsets &#9;z Decarbonisation strategy driven by innovation and technology &#9;z Detailed renewable energy site designs and road map implemented &#9;z Trialling BEV vehicles at a number of mines Carbon pricing &#9;z Transparent carbon providing mechanisms, including CO2e shadow prices in all new and life extension projects &#9;z Granny Smith gas power plant earns annual carbon credits from the Australian Emissions Reduction Fund &#9;z Carbon financing and internal carbon tax work initiated Climate-related standards continued CCR 10 Gold Fields Climate Change Report 2022

ICMM commitments Gold Fields commitments Key implementation actions WATER STEWARDSHIP Corporate water governance &#9;z Approach &#9;z Responsibilities and accountabilities &#9;z Integrate water into business planning &#9;z Public report &#9;z Legal, regulatory and voluntary compliance &#9;z Corporate water governance: ― Responsibilities and accountabilities ― Integrate water into business planning ― Public reporting &#9;z Implementation of 2020 – 2025 water stewardship strategy &#9;z Strategy comprises three pillars: ― Security of supply ― Water efficiency ― Catchment management &#9;z ISO 14000 certification of all mines &#9;z All regions implementing three-year (2023 to 2025) water management plans Effective water management &#9;z Water balance &#9;z Targets and objectives &#9;z Water quantity and quality management &#9;z Access to clean drinking water and sanitation facilities for all employees &#9;z Effective water management: ― Social and environmental risk management ― Efficient water utilisation solutions ― Employee awareness and training ― Context-relevant water performance targets &#9;z Security of operational water supply for all catchment users, including natural environment &#9;z Access to clean drinking water, gender- appropriate sanitation facilities and workplace hygiene &#9;z 37% reduction in freshwater withdrawal from 2018 baseline (from 14.5 GL to 9.2 GL) ahead of 2022 business plan. &#9;z Water recycled/reused was 75% of total water use in 2022, the same as in 2021. The Group is on track to meet its 2030 target of 80% &#9;z All employees have access to clean drinking water, gender-appropriate sanitation facilities and hygiene at the workplace Collaboration for sustainable water use &#9;z Catchment-level risks and opportunities &#9;z Engage stakeholders on external water governance &#9;z Water stewardship initiatives &#9;z Collaboration: ― Proactive engagement with stakeholders, including host communities ― Support water stewardship initiatives &#9;z Regular updating of risks, including climate- related for operations &#9;z Context-specific catchment stakeholder engagement &#9;z Mine water managers worked with community and stakeholder relations departments in 2022 to identify potential water-related Group legacy projects. &#9;z Cerro Corona and South Deep have identified projects, of which the Peruvian project has progressed to scoping The Tailings Storage Facility at the Gruyere mine in Western Australia CCR 11 OUR CLIMATE-RELATED POLICY STATEMENTS AND COMMITMENTS

Decarbonisation strategy Global mining companies are setting targets and working to reduce scope 1 and 2 carbon emissions with commitments commonly amounting to a 30% to 40% reduction in baseline emissions by 2030 and net zero by 2050. This is Gold Fields’ ambition, though we have added an additional target of 50% absolute emissions reductions on the assumption that our production will reach approximately 2.8Moz by 2030 from 2.4Moz in 2022. Within these forward-looking targets, Gold Fields’ decarbonisation roadmap is continuously being reviewed. Through our phased approach and collaboration between the regions, the decarbonisation programme enables formalisation of trials, studies and projects into sustaining cases by the 2024 business planning cycle. Our four regions now have the following roadmaps: &#9;z Australia – A detailed update has been provided for 2030 with supporting 2023 scheduled trials, studies and projects &#9;z South Africa – A full roadmap has been provided, including extensive reviews of the baseline decarbonisation model &#9;z Americas – Work is currently in progress to identify trials and studies in line with projected life-of-mine plans &#9;z West Africa – 2023 trials, studies and projects have been supplied. The 2030 roadmap will be defined at the conclusion of the prefeasibility study currently in progress Gold Fields is also implementing a management framework, updating workflows and performance indicators, and developing a decarbonisation management portfolio to integrate into the strategy and budget processes, ensure science-based designs and visualise decarbonisation reporting. This work is overseen by the Executive Climate Change Steering Committee. The next steps in our climate change initiatives will consist of further integrating the decarbonisation portfolio management guiding principles. This is illustrated in the flow-chart below: Support decentralised delivery Centralised information Centralised prioritisation Adaptive governance Standardise data and reporting rules Continuous integration Enable for scale Enable Gold Fields to transition from a centralised to a decentralised model of governance for decarbonisation initiatives as maturity and operational capabilities grow Centralise information about decarbonisation initiatives Assist Gold Fields in decentralising ideation (idea generation), but centralising idea evaluation and prioritisation Implement a “fit-for-purpose” mapping system that recognises value potential and degree of feasibility for each study, trial and project Understand the type of standardisation that will have a real impact in successful implementation of each trial, study and project in the portfolio Ensure data compatibility, technical consistency and continuous integration with existing systems to avoid siloed solutions and approaches Evaluate different scenarios to proactively steward decarbonisation initiatives towards full-scale impact 1 2 3 4 5 6 7 The South Deep Khanyisa solar plant that was launched in Q4 2022 CCR 12 Gold Fields Climate Change Report 2022

2030 TARGETS AND NET-ZERO COMMITMENTS Gold Fields’ 2030 and 2050 decarbonisation targets, detailed on p6, use 2016 as a base year. Despite a 1.6% increase in scope 1 and 2 emissions from 2016 to 2022, we met gross emissions reduction goals with an 18% reduction in absolute emissions in 2022, offsetting a 16% increase in gold production. To reach our 2030 targets and remove estimated 1.2Mt CO2e emissions by 2030, we aim to reduce emissions to just under 1.2Mt CO2e from 1.7Mt CO2e in 2016, as outlined in the infographic below: Decarbonisation journey (tCO2e/oz) 20 16 A ct ua l Gr ow th (2 .8 m oz p .a ) 20 30 Fo re ca st Gr uy er e (2 5% ) 20MW solar 28MW wind,18MW/ 9MWh battery 44MW wind, 35MW solar, 30MW diesel 100MW storage battery 28MW solar, 50MWh storage 100MW micro- grid of wind, solar and energy storage 4 hours chilled water storage 20MW solar + 10MW wind + storage 26MW total green supply from the grid Electrification through EVs, diesel electric + trolley assist, railveyor, etc. Install combined cycle gas turbines Fan VSDs, small scale changes, etc. Micro-grid at South Deep with a 100% green electricity Micro-grid at Gruyere with 78% renewables Renewable supply to Tarkwa Gr an ny S m ith (3 5% ) (% re ne wa bl es ) St Iv es (9 5% ) Ag ne w (73%) So ut h De ep (4 5% ) So ut h De ep (10 0% ) So lar fa rm at Ta rk wa So ut h De ep St or ag e Sa lar es N or te (79%) Ce rro C or on a (10 0% ) Au str ali a W es t A fri ca W es t A fri ca – CC GT s a t Ta rk wa Al l s ite s – ot he r e Š cie nc y Gr uy er e (78%) re ne wa bl es Am er ica s 1,1 98 48 2 75 9 13 1,693 31 2,395 1,6 05 70 2 (2 8) (2 3) (12 0) (2 6) (2 3) (2 64 ) (2 3)(2 3) (4 9) (3 3) (73) (78) (8 8) (3 06 ) (4 2) 62 9 52 5 (4 8) 2,500 2,000 1,500 1,000 500 0 ■ Others ■ EŠciency ■ Electricity ■ Transitionary abatement■ Diesel Transitionary abatement 436kt EŠciency 151ktElectric fleet, diesel replacement 130kt 31 2030 Actual 1,111 Renewables 550kt (54%) 1,284kt We aim to replace gas- and coal-fired electricity with renewables to achieve our 2030 goal, with other emissions reductions coming from our diesel reduction efforts, include replacing our diesel fleet with electric vehicles and improving energy efficiencies. These initiatives are the focus of the decarbonisation work until 2030, with the high-level target of eliminating 20% diesel consumption in the first 10 years and 100% by 2050. Energy- efficiency initiatives are targeted to contribute approximately 150kt to emissions reduction, 12% of the total emissions reductions by 2030. By 2050, all mines’ electricity will be clean, and carbon offsets will be the last resort, if required. Our decarbonisation strategy outlines five key themes until 2030: &#9;z Renewables and energy storage &#9;z Underground electrification &#9;z Open-pit electrification &#9;z Nature-based solutions &#9;z Fit-for-purpose deployment framework Renewable and low-carbon electricity Two-thirds of Gold Fields’ current GHG emissions emanate from our electricity usage. Over half of our emissions (54%) are scope 2 emissions, with South Deep the highest emitter, deriving almost all of its electricity from coal-based power supplied by the national utility. To reach the 2030 target, the focus will be on replacing most of the gas and coal-fired electricity with renewable energy. The figure alongside shows how much electricity each mine intends to derive from renewables by 2030 as a percentage of total electricity. South Deep 45% Agnew 73% Salares Norte 79% Granny Smith 35% St Ives 95% Gruyere 73% Cerro Corona 35% We are making reasonable progress on this journey. In 2022, the electricity consumed from renewable energy sources was approximately 14% of the total. As recently, as two years ago it was only 4%. Since then, we have added renewable microgrids at the Agnew, Granny Smith and Gruyere mines in Australia, and South Deep in South Africa. Critically, Cerro Corona’s hydro-power supply was certified as 100% renewable. The current renewable status of each of our nine mines and projects is shown on subsequent pages (p14 – 15). From our energy efficiency initiatives, a total of 1.08PJ of energy and 203ktCO2e of emissions were saved in 2022. CCR 13 STRATEGY

Renewable energy at our mines AUSTRALIA – Agnew &#9;z 2022 Renewables as a percentage of electricity: 54%, up to 85% in good weather conditions. 40% reduction in mine emissions &#9;z Current microgrid: 18MW wind, 4MW solar, 13MW/4MWh, battery storage, 18MW gas, 3MW diesel &#9;z Total cost: US$80m (IPP: US$58m; Arena Fund: US$10m) Next steps &#9;z Planned 73% renewable energy by 2030 New microgrid project Phase 1 by 2024 &#9;z 6MW solar, 20MW storage system Phase 2 by 2029 &#9;z 12MW solar, 30MWh energy storage AUSTRALIA – Gruyere &#9;z 2022 Renewables as a percentage of electricity: 5% &#9;z Current microgrid (started in 2022): 12MW solar, 4.4MW/4.4MWh battery storage, 53MW gas, 3MW diesel &#9;z Total cost: US$22m (IPP: US$22m) Next steps &#9;z Plan to increase solar capacity by 20MW &#9;z 25% renewable energy by 2030 AUSTRALIA – St Ives &#9;z Existing natural gas power purchase agreement in place until the end of 2023 &#9;z Feasibility study for a standalone, renewable power solution underway – commissioning set for 2024 &#9;z Planned microgrid for 85% renewable energy from wind, solar, and battery storage continued AUSTRALIA – Granny Smith &#9;z 2022 Renewables as a percentage of electricity: 6%, resulting in 7% emission reductions &#9;z Current microgrid: 8MW solar, 2MW/1MWh battery storage, 35MW gas, 5MW diesel &#9;z Total cost: US$28m (IPP: US$26m) Next steps &#9;z Expansion of gas plant to meet summer 2023 refrigeration demand underway &#9;z Evaluating the use of additional solar to offset the increase in gas demand with further optimisation studies scheduled for 2023 &#9;z Planned 35% renewable energy by 2030, comprising solar, 28MW wind, 18MW/9MWh battery storage 2022 energy performance for Gold Fields Australia z&#9; Cost savings: US$21.62m z&#9; Cost savings/oz: US$17.74/oz z&#9; Energy savings: 842TJ CCR 14 Gold Fields Climate Change Report 2022

SOUTH AFRICA – South Deep &#9;z 50MW Khanyisa solar plant commissioned in Q4 2022 at a cost of R715m (US$45m) Benefits for South Deep &#9;z 24% of mine’s electricity supply &#9;z R123m/year cost saving &#9;z 109kt net emissions reduction per year 2022 energy performance for South Deep &#9;z Cost savings: US$3.12m &#9;z Cost savings/oz: US$9.51/oz &#9;z Energy savings: 115TJ1 Next steps &#9;z Wind energy viability being studied &#9;z Investigating use of additional solar power &#9;z 2030 target: 45% renewable energy with storage capacity GHANA – Damang &#9;z Gas transition from diesel to LPG (2016) to natural gas (2020) Next steps &#9;z Planned 20MW clean power by 2025 &#9;z Turbine technology upgrades by 2026 GHANA – Tarkwa &#9;z Gas transition from diesel to LPG (2016) to natural gas (2020) Next steps &#9;z Turbine technology upgrades by 2025 CHILE – Salares Norte &#9;z Mine set to be operational in Q4 2023 &#9;z Commissioning of 10MW solar plant scheduled for 2025 &#9;z Total estimated cost: US$19m (IPP: US$13m) &#9;z Planned 79% of renewables, comprising 20MW solar, 10MW wind and storage by 2030 PERU – Cerro Corona &#9;z Kallpa, the electricity provider received iREC certificate since 2021 for producing 100% renewable electricity 2022 energy performance &#9;z Cost savings: US$0.65m &#9;z Cost savings/oz: US$2.50/oz &#9;z Energy savings: 16TJ2 Next steps &#9;z Planned additional renewable energy sources by 2030 1 32TJ (28%) of South Deep’s 2022 energy savings of 115TJ were derived from electricity generated by the Khanyisa solar plant at South Deep. Consumption data was calculated using temporary meters and the methodology verified by independent, external experts as commissioning was still under way in Q4 2022 2 2TJ (12%) of Cerro Corona’s 2022 energy savings of 16TJ deviate from the Group guideline definition due to unforeseeable circumstances resulting in a deviation from anticipated performance 3 14TJ (13%) of the Ghana 2022 energy savings of 106TJ were derived from energy savings initiatives at our Tarkwa and Damang mines which deviate from the group guideline definition. As they resulted in cost, energy and emissions savings, they have been recognised as exceptional savings by the Gold Fields Group Head of Energy and Carbon. 2022 energy performance for Gold Fields Ghana z&#9; Cost savings: US$26.70m z&#9; Cost savings/oz: US$35.06/oz z&#9; Energy savings: 106TJ3 CCR 15 STRATEGY

Renewable energy at our mines continued While the main focus until 2030 will be reductions in scope 1 and 2 emissions, over which we have direct control, to achieve net zero by 2050 or earlier we will also have to eliminate scope 3 emissions. This will require working closely with our suppliers and contractors. In line with ICMM timelines, Gold Fields will announce its first scope 3 emissions target by the end of 2023. In preparation, we have taken steps to understand Gold Fields’ scope 3 baseline, such as expanding reporting for purchased goods and services, updating GHG Protocol methodologies, and obtaining supplier- specific emissions factors. We also plan to include scope 3 for capital goods and align with the Science-Based Targets Initiatives’ scope 3 framework. Gold Fields Australia has led the work in this field by carrying our pilot programmes with its supplier base. The model is being applied to the other regions in 2023. DIESEL REPLACEMENT In terms of our diesel reduction proposition, our mines are focused on introducing zero-emissions vehicles (ZEVs) on site. We are also working with our peers in the ICMM, the Electric Mine Consortium (EMC) and the Austmine Charge On Innovation Challenge in the development of cleaner, safer vehicles towards zero-carbon and zero-particulate mines. As a founding member of the EMC, we are accelerating electrification of both the underground and open pit mines. GFA is a founding member of the Electric Mine Consortium Charge On Innovation Challenge 22 Companies collaborating 1 Shared vision 0 CO2e emissions 0 Particulates 19 Companies collaborating 8 Innovation projects 2 GFA reviewing 220T Haul truck prototype focus Accelerating mine electrification – Underground Accelerating mine electrification – Surface 1. Underground haulage – previously led by Gold Fields Australia (GFA) 2. Future workforce – previously led by GFA 3. Energy Supply and Storage – contribution by GFA 4. Mine Design – contribution by GFA 5. Light and Ancillary Equipment – contribution by GFA 6. Carbon measurement – contribution by GFA 7. Data Sharing – contribution by GFA 8. Charging and Electrical Infrastructure 9. Surface and Long Haulage 10. Policy Working Group – Being reviewed by GFA 10 Active workstreams Gold Fields started trialling ZEV vehicles at its mines during 2022, in co-operation with the original equipment suppliers. These are an underground truck at St Ives, a load-haul dumper at Granny Smith and an underground loader at South Deep. Some of the key ZEV features include: &#9;z ZEV mining equipment is currently at trial stage and not readily available &#9;z ZEV capital costs average 1.5x – 2x conventional vehicles &#9;z Replacing a diesel truck with a ZEV will remove approximately 940tCO2 and 350kl diesel a year &#9;z ZEV trucks can travel at 16km/hour uphill (77% faster than diesel trucks) and, 20km/hour downhill &#9;z ZEV trucks’ dump time is four seconds faster than diesel trucks &#9;z A typical ZEV truck needs recharging after two loads Scope 3 reduction targets Gold Fields has been measuring and reporting its scope 3 emissions, since 2008. During 2022, Gold Fields’ scope 3 emissions accounted for 25% of our total emissions. In comparison to other precious metals and minerals, gold has a relatively low carbon footprint. While this is fortunate, it does not exonerate us from our responsibility towards minimising our impact as best as we can. CCR 16 Gold Fields Climate Change Report 2022

Climate risks and opportunities Climate and environmental risks remain the core focus of global risk perceptions over the next decade – and are the risks for which the world is seen to be the least prepared. The lack of deep, concerted progress on climate action targets has exposed the divergence between what is scientifically necessary to achieve net zero and what is politically feasible. The World Economic Forum has published the Global Risk Report for 2023, which highlights climate-related risks in the top 15. These are: natural disasters and extreme weather and failure to mitigate climate change impacts. For Gold Fields, failure to implement climate change adaptation measures is one of our top 10 Group risks. Risk management is essential not only to assess the key operational adjustments our mines have to make, but also to inform efforts to mitigate our greenhouse gas emissions. Gold Fields has incorporated climate-related risks and opportunities into our enterprise risk management and strategy processes at Group and regional levels. The Group and regional risk registers are on p11 – 17 of the Integrated Annual Report. Each region conducted its second five-yearly climate change risk and vulnerability assessments (CCRVA) during 2021. Focused CCRVAs have been initiated for the Group’s TSFs, as well as water infrastructure. National and international climate-related regulatory and legislative requirements are reviewed continually to ensure that associated risks are managed, and potential opportunities leveraged. See progress on mitigating actions to the CCRVA on pages 20 – 23. CLIMATE CHANGE – RELATED GROUP RISKS GROUP RISK RISK CONTEXT RISK IMPLICATION MITIGATING ACTIONS ESG stakeholder expectations and activism &#9;z The Brumadinho and Samarco TSF disasters have highlighted mining’s tailings safety issues &#9;z Investors and customers demand independent standards for validating ESG performance &#9;z Nature, biodiversity, and their connection to climate change and communities are gaining more attention &#9;z Higher costs (capital and operating) &#9;z Investor and stakeholder pressure &#9;z Talent retention and attraction &#9;z Executive and Board focus on ESG &#9;z Reputational risks &#9;z Reporting quality &#9;z Good corporate governance and assurance processes &#9;z Sustainable development and resource management programmes &#9;z Alignment with leading standards (ICMM, WGC) &#9;z Renewable energy implementation &#9;z Stakeholder engagement and communication &#9;z Improved community benefits Failure to implement climate change adaptation measures &#9;z Demonstrate leadership in managing negative impacts of climate change to meet rising investor expectations &#9;z Gold Fields focuses on adaptation and mitigation measures for water and energy security and regulatory compliance &#9;z Gold Fields faces challenges such as extreme weather events, including local weather patterns, flooding, droughts and temperature fluctuations across different countries &#9;z There are more stringent government regulations and policies on water, energy, GHG reporting, and carbon emissions, such as the South African Carbon Tax &#9;z Natural resources such as water and energy are becoming scarcer and more expensive, affecting production costs &#9;z Extreme weather events can cause production losses and damage critical infrastructure &#9;z Investor appetite may be lost due to environmental risks &#9;z Tailings and heap leach structures can be compromised by excess rainfall or drought &#9;z Licensing and permitting can be delayed and costly due to climate-related risks &#9;z Environmental impacts can lead to costly litigation &#9;z Environmental activism and local communities affected by climate change can damage corporate reputation &#9;z There is an expectation to quantify the financial impacts of climate-related risks &#9;z Developed regional climate change plans for adaptation and mitigation &#9;z Implemented proactive measures for flooding such as berms, canals, plugs and seals &#9;z Emergency power generators and evacuation procedures in place &#9;z Implemented management and control room procedures &#9;z Determined GFL’s carbon footprint and established a group carbon policy statement &#9;z Established Group water, energy, carbon and mine closure guidelines &#9;z Developed dynamic water models for post-mine closure planning &#9;z Transparent community engagement practices in place &#9;z Participation in policy discussions through industry representative bodies &#9;z Reporting according to TCFD and CDP Water standards 9 12 CCR 17 STRATEGY

GROUP RISK RISK CONTEXT RISK IMPLICATION MITIGATING ACTIONS Water security &#9;z Extreme weather events – (flooding and drought) &#9;z Water pollution and contamination from mining activities &#9;z Community discontentment and anti-mining sentiment caused by water pollution &#9;z Positive or negative water balances &#9;z Loss of water use licences and increased water costs &#9;z Water scarcity and loss of access to water for projects &#9;z Contingent liability associated with post-closure water management &#9;z Loss of social and legal licence to operate &#9;z Shutdown of operations &#9;z Increased operating costs &#9;z Insufficient water to continue processing or mining &#9;z Fines or sanctions &#9;z Decrease in shareholder value &#9;z Loss of investor confidence &#9;z Reputational damage and scrutiny from NGOs &#9;z Water balances and water scarcity planning &#9;z ISO 14001 and Cyanide Code certification &#9;z Country water agreements and permits &#9;z Independent review of TSFs for environmental and legal due diligence &#9;z Group-wide water guidelines and policies &#9;z Critical hazard standards and controls &#9;z Reporting in accordance with CDP Water &#9;z Water supply agreements and regional strategies Gold Fields’ catastrophic risks relevant to climate change for 2023 are: GROUP RISK RISK CONTEXT RISK IMPLICATION MITIGATING ACTIONS Tailings dam failure &#9;z Adverse conditions: Water overtopping the TSF embankments because of high rainfall, cyclic liquefaction, e.g. embankment failure, because of adverse dynamic loading &#9;z Environmental harm &#9;z Fatalities &#9;z Production loss &#9;z Financial loss &#9;z Administrative fines &#9;z Evacuations &#9;z Mine stoppage &#9;z Prosecution &#9;z Reputational harm &#9;z Poor quality work and technical neglect &#9;z TSF Management Policy and Standard &#9;z Design and manage TSFs following international guidelines &#9;z Local jurisdiction regulations &#9;z Site-instigated geotechnical and operational reviews &#9;z Independent design reviews &#9;z External, audits compliance &#9;z Emergency evacuation procedures, management and control procedures Flooding – major incident causing loss of life and property damage Extreme weather events are becoming more common because of climate change. As a result, mines are exposed to the impacts of these events, which are principally associated with intense rainfall leading to increased surface run-off. Other events potentially associated with flooding and their impacts, include: &#9;z Total power failure, rendering pumping systems inoperable &#9;z Flooding at an underground or open-pit mine &#9;z Catastrophic failure of a water dam embankment &#9;z Drowning (fatalities) &#9;z Destruction of mine property and production loss &#9;z Significant reputation impacts, penalties, fines or sanction &#9;z Litigation &#9;z Financial loss &#9;z Administrative fines &#9;z Evacuation &#9;z Mine stoppages &#9;z Access for transportation of materials and products &#9;z Prosecution of senior managers and executives &#9;z Hydrological and flood modelling plans &#9;z Design of flood protection measures &#9;z Critical Control Management programme &#9;z CCRVA &#9;z Operational risk management process &#9;z Operational flood control measures &#9;z Emergency evacuation and flooding procedures &#9;z Insurance risk engineering surveys and recommendations 14 1 3 Climate risks and opportunity continued CCR 18 Gold Fields Climate Change Report 2022

TRANSITION RISKS Governments have responded to the climate crisis in various ways. The table below lists the climate-related policies, legislation and Nationally Determined Contributions (NDCs) in our countries of operation. NDCs are integral to the Paris Agreement and outline each country’s targets to reduce national emissions. Australia KEY LEGISLATION POLICY AND REGULATIONS CARBON TAX NDCs GOLD FIELDS RESPONSE &#9;z Clean Energy Finance Corporation Act, 2012 &#9;z Climate Change Act (pending) &#9;z Proposed Greenhouse Gas Storage and Transport Bill for Western Australia &#9;z Clean Energy Finance Corporation Investment Mandate Direction 2020 &#9;z Climate Solutions Package, 2019 &#9;z National Hydrogen Strategy, 2019 &#9;z Emission Reduction Fund and Safeguard Mechanism Target of net-zero emissions by 2050; Reduce emissions by 26%-28% below 2005 levels by 2030 &#9;z Continued implementation of renewable energy at all four mines &#9;z Gruyere solar plant commissioned in 2022 &#9;z Participation in Electric Mine Consortium &#9;z Trial of zero-emission vehicles South Africa KEY LEGISLATION POLICY AND REGULATIONS CARBON TAX NDCs GOLD FIELDS RESPONSE &#9;z National Climate Change Bill &#9;z Carbon Tax Act, 2019 &#9;z National Climate Change Adaptation Strategy, 2020 &#9;z Sectoral emission targets framework and company-level carbon budget allocation, expected 2023 &#9;z Phase 1 of carbon tax regime taxes primary emissions, with no liability to date. R159/tCO2e applies to entities which breach the 100kt threshold &#9;z Phase 1 extended until end 2025 &#9;z Pass-through tax on cement Fixed level target range of 398Mt – 510Mt CO2e reductions by 2025; 350Mt – 420Mt CO2e reductions by 2030 &#9;z Construction of the 50MW Khanyisa Solar Plant completed &#9;z Approval to increase capacity to 60MW received &#9;z Trial of zero-emission underground vehicle &#9;z Wind turbine trials commenced Ghana KEY LEGISLATION POLICY AND REGULATIONS CARBON TAX NDCs GOLD FIELDS RESPONSE &#9;z Renewable Energy Act, 2011 &#9;z National Climate Change Policy, 2013 &#9;z Ghana Renewable Energy Master Plan, 2019 &#9;z National Adaptation Plan Framework, 2018 Fixed level target range of 4.9 – 14.9% reduction by 2025 and 12.0 – 26.9% reduction by 2030 (against business-as-usual levels) &#9;z Upgrade to combined cycle gas turbines at Tarkwa &#9;z Studies into electric fleet and diesel replacement Chile KEY LEGISLATION POLICY AND REGULATIONS CARBON TAX NDCs GOLD FIELDS RESPONSE &#9;z Carbon Tax &#9;z Framework Law on Climate Change being developed &#9;z Promotion of expansion of energy matrix through unconventional renewable energies &#9;z Long-Term Climate Strategy &#9;z National Green Hydrogen Strategy, 2020 &#9;z Sectoral mitigation and adaptation plans &#9;z Carbon tax of US$5/t CO2e to apply to entities that emit 2,500t CO2e and/or 100t of PM from combustion processes from 2023 onwards Carbon neutrality by 2050 GHG emissions of no more than 1,100Mt CO2e between 2020 and 2030, with a peak by 2025 and GHG level of 95Mt CO2e by 2030 &#9;z Salares Norte’s energy will consist of a 27MW hybrid microgrid with 10MW of solar Peru KEY LEGISLATION POLICY AND REGULATIONS CARBON TAX NDCs GOLD FIELDS RESPONSE &#9;z Framework Law on Climate Change, 2018 &#9;z Energy Efficiency Act, 2007 &#9;z 2015 National Climate Change strategy (ENCC) &#9;z National Forestry and Climate Change Strategy &#9;z Voluntary carbon footprint reporting &#9;z Proposed registry of emissions and transfers of pollutants Fixed level target range of 208.8Mt CO2e (unconditional) and 179.0Mt (conditional) by 2030 &#9;z Renewable energy procured from grid &#9;z Hydropower allocation classified as renewable energy by the international REC Standard CCR 19 STRATEGY

Unpacking physical risks UPDATE ON 2021 CLIMATE CHANGE RISK AND VULNERABILITY ASSESSMENT In our last climate change report, we presented the second round of CCRVAs that were conducted at all our mines during 2021. The Salares Norte project carried out its first CCRVA that year. The initial assessments followed the ICMM methodology to increase the resilience of Gold Fields, our operations, the value chain and local communities, as set out in the “Adapting to a changing climate” report. In terms of the methodology, risk is determined by the severity and the probability of an uncertain future event. Vulnerability Dimension Risk Adaptation action SOUTH AFRICA – South Deep Status Core operations &#9;z Increase in intensity and variability of rainstorms resulting in unauthorised discharge into the Leeuspruit river &#9;z All water dams have been designed to cater for 1:50 year rainfall events &#9;z Lining and increasing capacity of the old return water dam &#9;z Installation of pumping pipeline for the transfer of process water between the old return water dam and Doornpoort return water dam ~ 40% complete &#9;z Increase in drought periods causing reduction in on-site water &#9;z Water flows which result in increased demand for water from the public utility, increasing operational costs &#9;z Reduce the use of public utility water through reverse osmosis (RO) plants &#9;z 1ML/day of fissure water treatment project is underway; the project went online in 2022 &#9;z RO plant recovery capacity increased in 2022 from 1.8ML/day to 2.2ML/day &#9;z Capture surface water runoff for reuse &#9;z Convert to thickened tailings as feed to the TSF &#9;z Increase and improve water storage capacity on mine &#9;z Instal ratio and control valves to minimise pressure on the supply line to mining areas &#9;z Pressure reducing valves on the public water pipe were installed underground in 2022, reducing overall consumption by almost 50% &#9;z Instal instrumentation on the service water network to enable better monitoring and troubleshooting ~ 50% complete &#9;z Increase in drought periods could render the public utility unable to supply the required volumes of water Value chain &#9;z An increase in droughts and water stress which may disrupt electricity supply or cause electricity prices to increase &#9;z 50MW solar plant completed &#9;z Further renewables being planned &#9;z ISO 50001 certification planned for 2023 ~ 50% complete Broader network Natural and social environment &#9;z Increase in temperatures and heatwaves resulting in increased water demand by Thusanang which could result in community volatility and increased dependence on South Deep &#9;z Continuous engagement with the Rand West local municipality &#9;z Thusanang water infrastructure is included in Rand West City Integrated Development Plan Ongoing evaluates the degree to which a system is incapable of coping with adverse effects of climate change. The vulnerability of a system is determined by the exposure to the climate change impact, the sensitivity of the system and its capacity to adapt. The vulnerability of each risk is classified as low, medium or high, according to the consideration of the exposure to climate change and its sensitivity, followed by an adjustment according to the adaptive capacity of the system to climate change. Progress on the adaptation actions that our mines and projects implemented in 2022 is detailed below: CCR 20 Gold Fields Climate Change Report 2022

Dimension Risk Adaptation action AUSTRALIA – Gruyere, Granny Smith, St Ives and Agnew Status Core operations &#9;z Adequacy of flood management and storage capacities to safeguard personnel &#9;z Align flood management protocols to a critical control management approach &#9;z Design verification process for flood management &#9;z Review surge capacity in light of in-pit waste rock disposal &#9;z Integrate long-term modelling into closure planning for appropriate structures Implemented In progress Implemented In progress &#9;z Declining availability of process water in terms of suitable quality and quantity &#9;z Water balances developed for all sites and reviewed to lift focus on mining activities and linked to water management plans &#9;z Life-of-mine water risk assessments completed for all sites &#9;z Water included in strategic plans &#9;z Conclude water source and capacity studies at all operations In progress Implemented Implemented Implemented &#9;z Ventilation requirements increase as mines move deeper and ambient temperature increases &#9;z Implement the innovation and technology strategy &#9;z Participate and provide input into the Electric Mine Consortium &#9;z Investigate and trial battery electric vehicles for the underground operations &#9;z Continue to advance investigations and deployment of remote technologies &#9;z Investigate ventilation-on-demand technologies Implemented Implemented In progress In progress In progress &#9;z Tailings dam stability during periods of extreme rainfall &#9;z Complete buttress works at the Granny Smith TSF &#9;z Complete drainage works at the Gruyere TSF &#9;z Utilise in-pit tailings where possible &#9;z Align to the GISTM &#9;z Closure modelling scenarios to include long-term stability assessment and requirements of the GISTM In progress Implemented Implemented In progress In progress &#9;z Bushfire impact to infrastructure, supply and safety &#9;z Review site Critical Hazard Standards to ensure appropriate coverage of bushfire risk &#9;z Review site-based fire management plans &#9;z Review at risk infrastructure &#9;z Mutual aid agreements to be in place at all sites &#9;z Weatherzone system and predictive capacity to be implemented at all sites &#9;z Participate in the Goldfields Voluntary Regional Organisation of Councils’ work on climate change Implemented Implemented Implemented Implemented In progress Planned &#9;z Energy consumption increases for cooling of equipment and workplaces &#9;z Align to ISO 50001 &#9;z Energy Management Plans developed for all sites inclusive of a focus on energy efficiency &#9;z Implement technology strategy to reduce heat loading &#9;z Transition energy sources to renewable energy In progress In progress In progress In progress CCR 21 STRATEGY

Unpacking physical risks continued Dimension Risk Adaptation action AUSTRALIA – Gruyere, Granny Smith, St Ives and Agnew continued Status Value chain &#9;z Government restricting access to water &#9;z Implement the three-year water management strategies &#9;z Broaden water balance focus to mining activity with linked water management plans &#9;z Identify all potential water sources with a view to regulatory approval &#9;z Water included in strategic plans &#9;z Ongoing assessment of treatment technologies In progress In progress Implemented Implemented In progress Broader network Natural and social environment &#9;z Societal pressure to address climate change Map out 30% emissions reductions by 2030 aligned to current strategic plans including: &#9;z Complete studies at St Ives considering 75% to 85% renewable energy &#9;z Assess feasibility of extending Agnew renewable energy fraction to above 70% &#9;z Investigate inclusion of additional wind power at Granny Smith &#9;z Gruyere solar plant commissioned In progress &#9;z Utilise the existing government engagement plan to emphasise Gold Fields’ approaches and success on climate change Planned &#9;z Participate in the Chamber of Minerals and Energy structures and ensure Gold Fields content within the campaigns Planned PERU – Cerro Corona Status Core operations &#9;z Increase in intensity of rainfall may affect slope stability &#9;z Monitoring of ground water levels, piezometric ground water pressure, pumping capacity, water treatment capacity and tailings storage capacity &#9;z Slope stability monitoring system in place On schedule &#9;z Operational stoppage caused by interruption of concentrate transport to port due to landslides &#9;z Increase concentrate storage capacity on-site and at the port Complete &#9;z Extreme events (floods/droughts) could impact revegetation at closure &#9;z Ensure a feasible revegetation plan is designed for Cerro Corona rehabilitation programme &#9;z Evaluation of climate change impact on TSF design On schedule Value chain &#9;z Interruption of provision of supplies &#9;z Available alternative routes in fairly good condition for the delivery of products &#9;z Availability of diesel storage, with stock to last up to 10 days &#9;z Construction works at the dam wall are postponed during the rainy season and resumed during the dry season Complete Broader network Natural and social environment &#9;z Droughts could make local farmers resentful of mine water supplies &#9;z Poverty and literacy level may hamper ability of local community to build resilience &#9;z Implementation of projects to improve water supply to the local community including water treatment and harvesting &#9;z Investment in community education initiatives On schedule CCR 22 Gold Fields Climate Change Report 2022

Dimension Risk Adaptation action GHANA – Tarkwa and Damang Status Core operations &#9;z Larger volumes of mine water and increased pit flooding and pumping with associated increased operational cost &#9;z Continue to mine deeper in the dry season to compensate for wet season limitations Weather data is used to inform planning &#9;z Continue to incorporate impact of weather on operational continuity, and on annual budgeting, for both operations. Increase stockpiling to last approximately 28 days &#9;z Increased discomfort experienced and risk of heat-related illnesses &#9;z Provide for increased operating cost from energy usage in hot seasons &#9;z Solar-powered air conditioning units in offices Tarkwa has invested in solar air conditioners, which consume 30% less energy &#9;z Conduct frequent health checks, especially during hot periods Heat stress monitoring programme in place &#9;z Educate employees on heat stress, malaria and other health issues resulting from climate change impacts Malaria control programmes in place &#9;z Decreased water quality available for processing purposes &#9;z Increase water recycling and treatment to improve water quality and potable water available to local communities and for processing purposes &#9;z Initiate water saving programmes among workforce and communities Region’s water recycling (&gt;80%) and freshwater reduction in line with targets. Several water-saving initiatives implemented Value chain &#9;z Weather-related delays in transport of materials, critical equipment and spares &#9;z Ensure stocking of critical spare parts (especially pumps and dewatering equipment) to minimise operational stoppages Critical parts for mining equipment and pumps stocked &#9;z Ensure on-site diesel storage facilities are maintained at the required levels Implemented &#9;z Diversify the energy mix currently used by both mines to include other small scale energy sources (e.g., solar panels) Implementation ongoing &#9;z Roadside waterways should be regularly monitored, especially during the rainy season. Keep gullyways free of litter and create deeper trenches to increase capacity Ongoing road upgrades undertaken, including enhanced drainage systems Broader network Natural and social environment &#9;z Increased vulnerability of host communities due to impacts of climate change, including increased dependency on Gold Fields for service provision and financial support during crises &#9;z Educate local communities on climate changes and impacts Sanitation teams established &#9;z Increase the adaptive capacity of communities through assisting local municipalities with providing basic services, including electricity, potable water and ablution facilities Refresher training on water management Continuous support for community water initiatives Construction of a 40,000 – 80,000 litre capacity tanks completed Rehabilitation of water facilities in farming villages completed CCR 23 STRATEGY

Energy and climate change performance Gold Fields’ Energy and Carbon Management Strategy addresses our key energy priorities: security of supply, cost-effective electricity, reducing energy consumption and carbon emissions. This is supported by energy management systems aligned to the ISO 50001 standard. Our Cerro Corona, Damang and Tarkwa mines have been certified to ISO 50001 and we aim to have all our operations certified by the end of 2023. The key initiatives to achieve our energy objectives are: &#9;z Increasing the use of renewables &#9;z Improving energy efficiencies &#9;z Training and awareness programmes for our workforce &#9;z Trialling and use of zero-emission vehicles Energy efficiency initiatives have the dual benefit of improving energy productivity and reducing our carbon footprint. Energy performance 2022 Overall, our energy spend increased by 24% during 2022 to US$424m (2021: US$341m), mainly due to higher oil prices. Total energy spend, which combines the Group’s electricity and fuel spend, amounted to 21% of total operating costs in 2022, up from 18% in 2021. Total energy consumption increased by 1% to 14.1PJ compared with 13.9PJ in 2021, as gold production was marginally higher during the year. The energy mix was made up almost equally of haulage diesel and electricity. During 2022, Gold Fields spent US$45m on energy and emissions savings initiatives (including renewable investments), which resulted in energy savings of 1.08PJ in 2022 (2021: 1.21PJ), and a cost saving of US$53m – equal to US$21/oz. The investment in energy savings is also reflected in the reduction in energy intensity to 5.49GJ/oz in 2022 (2021: 5.66GJ/oz). This has been achieved despite more energy-intensive mining over the past few years as we mine deeper at our underground mines and have to travel longer haulage distances at many of our open-pit operations. The table below shows the energy profile of our regions during 2022: Regions Total diesel consumption (ML) Total electricity consumption (TJ) Grid electricity (%) Renewable electricity (%) Australia 66 2 826 24 12 South Africa 4 1 750 98 2 Ghana 100 1 772 5 — Peru 20 550 100 100 Group 190 6 898 44 14 Renewable energy During 2022, we continued our efforts to increase the share of renewables in our energy mix. Renewables contributed 14% of Group electricity by year-end. A regional breakdown shows that the Australia region averaged 12% renewables (Agnew 54%, Granny Smith 6%, Gruyere 5%) while South Deep achieved 2%, as the solar plant only started supplying the mine during Q4 2022. Cerro Corona’s electricity is 100% renewable, since it is sourced from hydropower. Our mines are also trying to reduce their reliance on grid electricity. As the graph below shows, 44% of electricity used by our mines is purchased from public utilities, with 56% self-generated power. At present, this reflects predominantly the gas that is supplied from on-site plants to our mines in Australia and Ghana. Grid electricity tends to be sourced from carbon-intensive resources, such as the coal-fired power that is supplied to our South Deep mine in South Africa. Group electricity consumption and breakdown for 2022 Group’s energy consumption and breakdown for FY2022 Grid electricity Self-generation: wind Self-generation: solar Self-generation: gas 50% 44% 3%2% Group’s energy consumption and breakdown for FY2022 Emission performance Our carbon emissions performance mirrors our operations’ energy use trends. Total scope 1 and 2 CO2e emissions during 2022 were marginally higher at 1.72Mt (2021: 1.71Mt), as production remained stable and the two solar plants were commissioned. Emissions intensity dropped to 0.67tCO2e/oz in 2022 from 0.70tCO2e/oz in 2021. Emissions reductions from savings initiatives totalled 302kt CO2e1 during 2022 (2021: 306kt CO2e), in line with internal targets. It is envisaged that emissions intensity will continue to decline during 2023 as the South Deep and Gruyere plants will be operational for a full year. Group scope 1 – 3 CO2e emissions2 Mt 20 18 0. 48 0. 91 0. 60 20 19 0. 48 20 20 0. 52 20 21 0. 54 0. 93 0. 85 0. 93 0. 68 0. 76 0. 79 0. 56 1.99 2.09 2.12 2.26 2.28 0. 93 0. 79 20 22 2.5 2.0 1.5 1.0 0.5 0.0 ■ Scope 1 ■ Scope 2 ■ Scope 3 1 Emissions avoided from the installation of gas turbines supplied by a pipeline for Tarkwa and Damang (166kt CO2e, 55% of the Group total emissions avoided) are included in site, region and Group reporting and recognised as an exceptional continuous project as approved by the Gold Fields Group Head of Energy and Carbon. This project is of strategic importance to the Tarkwa and Damang operations and the Group as it is a major change, with significant capital investment, impact, complexity, and stakeholder involvement 2 Restated 2016 to 2020 numbers due to updated emission factors in line with ISO 14064 CCR 24 Gold Fields Climate Change Report 2022

Tailings storage facility management Our Tailings Storage Facility (TSF) Management Policy Statement commits us to ensure that our TSFs cause zero harm or damage to our people and the natural environment. The danger of TSF failures is heightened by weather events such as intense storms and prolonged rainfall periods. We are pursuing a number of strategies to further strengthen the technical management and governance of the 37 tailings facilities at our operations and joint ventures. As a member of the ICMM, Gold Fields has been integrally part of the development of the GISTM as an international imperative to prevent TSF failures, such as those that had occurred over the past few years at the Brumadinho and Samarco TSFs in Brazil, both resulting in major loss of life, and the Mount Polley TSF in Canada. The Far East Tailings Storage Facility at the Damang mine This global best practice standard sets out how companies can ensure that tailings facility risks are managed appropriately, consistently and transparently. At a company level, Gold Fields has publicly endorsed and committed to conforming to the GISTM. We have also aligned our tailings management practices to the ICMM position statement on tailings management. TSF RISK AND VULNERABILITY ASSESSMENTS Our previous climate change report outlined the climate change risk and vulnerability assessments (CCRVA) that we have conducted for our TSFs. The process to amplify the 2021 CCRVA (see p20 – 23) included a specific focus on our TSFs and water management structures. This is aligned with the ICMM Tailings Best Practice Guide in relation to TSF design for climate change as part of our process towards conformance to the GISTM. We have developed a set of actions that we reported on last year. The status of those actions is: CCRVA action 2023 status update Ensure that the hydrological parameters are current We have established that the hydrological parameters are current. These form the baseline for each site Estimate the potential changes in Annual Exceedance Probability (AEP) and Probable Maximum Precipitation (PMP) events due to climate change at each operation We have developed a climate prediction report for each site Update water balances and hydrological and hydrogeological models for all operations The mines’ Engineers of Record will update this for the TSFs. Currently, climate prediction reports are used Develop a water-retaining structure design standard On track for 2023 CCR 25 2022 PERFORMANCE

Water stewardship WATER STEWARDSHIP The Intergovernmental Panel on Climate Change has termed the climate crisis a water crisis. This is particularly relevant in countries that are water stressed, as are three of the countries in which we operate – South Africa, Australia and Chile. Climate change also impacts our operations and communities through, for example, severe rainfall, shifts in rainfall patterns and prolonged droughts. Water is a commonly shared scarce and valuable resource and access to water is a fundamental human right and a critical component for the proper functioning of natural ecosystems. As such, the impacts our mines have on water sources have to be managed extremely carefully and in agreement with our stakeholders. Gold Fields is therefore strongly committed to responsible water stewardship and our 2020 – 2025 Water Stewardship Strategy is supported by three-year water management plans at all our mines. Our strategy comprises the following three pillars: Security of supply, water efficiency and catchment area management. We have also assessed the impact of climate change on our operations and communities through the 2021 Climate Change Risk and Vulnerability Assessments, which are listed on p20 – 23. Gold Fields is currently developing a 2030 Water Stewardship Strategy, to be completed in 2023, to ensure we meet our two water-related 2030 ESG targets: &#9;z Recycle or reuse 80% of total water used: We achieved our 2022 target of 75%. The target remains the same for 2023, and we are on track to meet our 2030 target &#9;z Reduce freshwater withdrawal by 45% from the 2018 baseline: During 2022, we reduced our freshwater withdrawal to 8.5 GL (2021: 9.4 GL), a 41% reduction from the 2018 baseline. We remain on track to achieve our 2030 target, though the progression will not be linear amid the addition of Salares Norte in Chile’s Atacama desert to the Gold Fields portfolio in 2023. During 2022, Gold Fields spent US$37m on water management and projects (2021: US$32m). We continue to invest in improving our water management practices, including pollution prevention, recycling and water conservation initiatives. Increased rainfall associated with the La Ni&ntilde;a global weather phenomenon resulted in floods across much of South Africa during the 2022/2023 summer rainfall season. South Deep experienced increased rainfall, which contributed to Level 2 environmental incidents in the reporting year. In early 2023, South Africa declared a National State of Disaster to enable an intensive, coordinated response to the impact of floods, including the Gauteng province where South Deep is situated. Group water performance Performance parameter 2022 2021 2020 2019 2018 Water withdrawal (GL) 18.3 18.5 21.6 22.3 21.2 Freshwater withdrawal (GL) 8.5 9.4 10 14.1 14.4 Total water recycled/reused (% of total) 75 75 71 68 66 Water withdrawal efficiency (L/t processed) 416 420 490 590 640 INITIATIVES TO MEET 2030 TARGETS – 2023 AND BEYOND We also invest heavily in water infrastructure that will assist us in meeting our 2030 targets. Six of these are listed below: Initiative Operation Status Increase RO capacity to increase recycling South Deep To install reverse osmosis (RO) for underground and stop using Rand Water supplies. Project underway and on track to deliver treated water from 2023 onwards Upgrade old return water dams South Deep The project budget was deferred to 2023. This is a long-term project planned to be completed in 2025. Desilting started in 2021 and was stopped due to high rainfall experienced during 2022 Reuse of process water at various areas in the mine South Deep and Tarkwa Already delivering savings for both operations: &#9;z Reuse of process water at the Genser gas plant and for mixing chemicals at the processing plant &#9;z Recycling of treated effluent at South Deep Tailings filters and detox clarifier Salares Norte Project underway and aligned with the construction schedule. Will help operation recycle/reuse 80% of its water Dust suppression with treated water Salares Norte The pilot has been completed successfully, so dust suppression will be done using water that is mixed with dust suppressant chemicals on haul roads. It provides long-term dust control with a single application Water recovery in truck washing system Salares Norte Reuse/recycle water at the truck wash bay. This project is on track CCR 26 Gold Fields Climate Change Report 2022

WATER STEWARDSHIP PERFORMANCE BY REGION As water risks are local, each region identified its key risks and opportunities to develop its regional water management plan. These plans require that our regions implement projects that improve water efficiencies, ensure the safety of water infrastructure and engage relevant stakeholders, particularly neighbouring communities. The table below highlights this work per region: REGION RESPONSES TO POTENTIAL EXTREME WEATHER EVENTS (DROUGHTS AND FLOODS) WATER EFFICIENCY PROGRAMMES CATCHMENT MANAGEMENT Australia Implementation of life-of-mine water security projects underway at three of our mines to ensure water supply particularly during times of prolonged droughts: &#9;z Develop the North Keringal borefield to supplement water supply at Granny Smith &#9;z Development of the South Yeo contingency borefield underway at Gruyere &#9;z St Ives is developing a 15 yr+ water security programme for its life-of-mine &#9;z Water efficiency projects to save 25% of raw water consumption at Gruyere being developed &#9;z Replacement of a 4.5km section of raw water pipeline from the Mt Morgan Borefield to supply St Ives &#9;z Granny Smith participated in the Lake Carey forum South Africa A project to upgrade the old return water dam is underway. Current status: &#9;z Desilting of the dam will commence during 2023 &#9;z Final designs are completed by 3rd party and have been reviewed by the mine &#9;z Use of scavenger wells to supplement water withdrawal &#9;z The mine achieved its freshwater withdrawal and recycling/reuse targets for 2022 &#9;z An underground Reverse Osmosis (RO) plant to treat underground water (0.5 ML/day) was commissioned in Q4 2022. This will further increase recycling/reuse of water at South Deep &#9;z Played an active role in the Rietspruit catchment area forum &#9;z Participated in catchment management initiatives to raise awareness on water and collaborative programmes among communities &#9;z Participated in the Far West Rand regional mine closure and water management forum Ghana &#9;z Refurbishing and retrofitting of water treatment plants at both Tarkwa and Damang to treat excess water &#9;z The region achieved and exceeded water management targets for 2022 &#9;z Installation of a micro-infiltration unit at the Tarkwa carbon-leach plant to maximise recycling &#9;z Refurbishing of water treatment plant at Tarkwa &#9;z Catchment study has been completed and actions are being implemented &#9;z Construction of four water supply systems, each with 40,000-litre capacity, for communities around our Tarkwa and Damang mines. This assists in preventing water-borne diseases, like malaria Peru &#9;z Cerro Corona completed its pit dewatering project in 2022 to eliminate the risk of pit slope failure as a result of increased rainfall intensity &#9;z Cerro Corona achieved its freshwater withdrawal and recycling/reuse targets for 2022 &#9;z Construction of the Coymolache water treatment plant for nearby communities is in progress CCR 27 2022 PERFORMANCE

Regional and Group carbon emissions performance GREENHOUSE GAS (GHG) EMISSIONS Direct (scope 1) GHG emissions CO₂e emissions (kt) (scope 1&sup1;) 2022 2021 2016 Australia 438 425 233 South Africa 10 9 9 West Africa 284 301 448 Americas 57 52 29 Group&sup2; 789 787 719 &sup1; Emission factors 2018 to 2020 for West Africa and Americas restated in line with ISO 14064, which adjusted the Group numbers &sup2; Includes Head Offices Indirect (scope 2) GHG emissions CO₂e emissions (kt) (scope 2&sup1;) 2022 2021 2016 Australia 106 106 166 South Africa 506 493 526 West Africa 315 302 241 Americas 0 27 39 Group&sup2; 927 928 972 &sup1; Emission factors 2018 to 2020 for West Africa and Americas restated in line with ISO 14064, which adjusted the Group numbers &sup2; Includes Head Offices Other indirect (scope 3) GHG emissions CO₂e emissions (kt) (scope 3&sup1;) 2022 2021 2016 Australia 275 245 167 South Africa 36 34 35 West Africa 202 209 203 Americas 49 54 45 Group 563 542 450 &sup1; Scope 1 – 3 includes operations and Head Offices Emissions intensity&sup1; (kg CO2e/oz) based on scope 1 and 2 Operations 2022 2021 2016 Australia 450 460 430 South Deep 1,570 1,710 1,920 West Africa 790 777 963 Cerro Corona 220 317 253 Group emission intensity 669 697 763 &sup1; Emission factors 2018 to 2020 for West Africa and Americas restated in line with ISO 14064, which adjusted the Group numbers CCR 28 Gold Fields Climate Change Report 2022

Regional and Group carbon emissions performance Electricity purchased (GWh) 2022 2021 2016 Australia 189 189 287 South Africa 477 465 526 West Africa 492 474 434 Americas 153 152 153 Group 1,311 1,280 1,400 Diesel consumption (ML) 2022 2021 2016 Australia 66 64 71 South Africa 4 3 3 West Africa 100 107 97 Americas 20 19 13 Group 190 193 183 Total energy consumption (PJ) 2022 2021 2016 Australia 5.40 5.21 3.60 South Africa 1.88 1.78 2.01 West Africa 5.53 5.69 5.07 Americas 1.29 1.23 1.01 Group 14.10 13.90 11.70 Energy intensity (GJ/oz produced) 2022 2021 2016 Australia 4.43 4.94 3.82 South Africa 5.73 6.10 6.91 West Africa 7.27 7.33 7.09 Americas 4.94 4.94 3.75 Group 5.49 5.66 5.27 Total energy costs (US$m) 2022 2021&sup1; 2016 Australia 146 124 84 South Africa 45 43 32 West Africa 188 144 153 Americas 44 30 21 Group 424 341 289 &sup1; Includes 100% energy costs for Gruyere, previously 50% was included Energy spend (% of Opex) 2022 2021 2016 Australia 17% 15% 14% South Africa 14% 14% 12% West Africa 31% 25% 32% Americas 19% 16% 14% Group 21% 14% 20% Regional and Group energy performance CCR 29 ANNEXURES

Gold Fields’ 2022 carbon footprint The following categories of scope 3 emissions are zero Category Comment Capital goods This is reported as zero as it is not applicable for reporting Upstream leased assets Not reported, because assumed not to be material Use of sold products This is reported as zero because energy use after refining of gold is assumed to be negligible Downstream leased assets Not reported, because assumed not to be material Franchises No franchises, therefore zero Investments No investments, therefore zero SCOPE 1 AND 2 EMISSIONS (ktCO2e) Scope 1 emissions Operation Diesel: haulage and other Diesel: power generation Petrol Liquefied petroleum gas Liquefied natural gas for power Blasting agents Pipeline natural gas for process Acetylene Total scope 1 emissions Total scope 2 emissions Total scope 1 and 2 emissions SOUTH AFRICA REGION INCLUDING OFFICES 10 0.3 0.02 11 506 516 South Deep Joint Venture 10 0.3 0.02 11 506 516 Gold Fields Group Services 0.02 0.02 0.06 0.08 WEST AFRICA REGION INCLUDING OFFICES 270 0.7 0.2 3 5 5 0.02 284 315 599 Tarkwa Gold Mine 197 0.3 4 5 0.01 207 215 421 Damang Gold Mine 73 0.7 3 0.8 0.009 77 100 177 Accra Office 0.03 0.2 0.2 0.2 0.5 AUSTRALIA REGION INCLUDING OFFICES 176 3 3 253 3 1 0.004 438 106 544 St Ives Gold Mine 55 1 0.4 0.001 57 106 162 Agnew Gold Mine 25 0.7 0.7 36 0.4 63 63 Granny Smith Gold Mine 35 2 0.7 84 0.3 0.001 122 122 Gruyere Management Pty Ltd 61 0.4 0.02 132 2 1 0.002 197 197 Perth Office 0.08 0.08 SOUTH AMERICA REGION INCLUDING OFFICES 55 0.06 0.02 2 0.002 57 0 57 Cerro Corona Gold Mine 55 0.06 0.02 2 0.002 57 0 57 Lima Office 0.03 0.03 0.03 Group total 511 4 0.20 6 253 9 6 0.05 789 927 1,716 SCOPE 3 EMISSIONS (ktCO2e) Operation Total purchased goods and services Total fuel and energy-related activities Upstream transport and distribution Waste generated Total business travel Employee commuting Downstream transport and distribution Processing of sold products End of life treatment of sold product Total scope 3 emissions SOUTH AFRICA REGION INCLUDING OFFICES 17 17 0.2 0.5 0.1 1 0.03 0.1 0.2 36 South Deep Joint Venture 17 17 0.2 0.5 0.1 1 0.03 0.1 0.2 36 Gold Fields Group Service 0.02 0.05 0.07 WEST AFRICA REGION INCLUDING OFFICES 58 139 3 0.3 0.4 0.6 0.005 0.1 0.3 202 Tarkwa Gold Mine 44 109 2 0.2 0.3 0.3 0.004 0.1 0.2 156 Damang Gold Mine 15 30 0.7 0.08 0.08 0.3 0.002 0.004 0.09 46 Accra Office 0.03 0.06 0 0.009 0.1 AUSTRALIA REGION INCLUDING OFFICES 144 118 4 0.6 7 0.9 0.02 0.2 0.4 275 St Ives Gold Mine 52 21 1 0.2 0.4 0.2 0.007 0.07 0.1 75 Agnew Gold Mine 23 17 0.6 0.2 2 0.2 0.005 0.04 0.09 43 Granny Smith Gold Mine 29 24 0.8 0.1 2 0.2 0.006 0.05 0.1 57 Gruyere Management Pty Ltd 40 57 1 0.1 2 0.08 0.006 0.06 0.1 101 Perth Office 0.001 0.1 0.1 SOUTH AMERICA REGION INCLUDING OFFICES 12 35 0.9 0.2 0.6 0.2 0.008 0.003 0.05 49 Cerro Corona Gold Mine 12 35 0.9 0.2 0.6 0.1 0.008 0.003 0.05 49 Lima Office 0.007 0.03 0.04 Group total 232 310 8 2 8 3 0.07 0.5 1 563 CCR 30 Gold Fields Climate Change Report 2022

SCOPE 1 AND 2 EMISSIONS (ktCO2e) Scope 1 emissions Operation Diesel: haulage and other Diesel: power generation Petrol Liquefied petroleum gas Liquefied natural gas for power Blasting agents Pipeline natural gas for process Acetylene Total scope 1 emissions Total scope 2 emissions Total scope 1 and 2 emissions SOUTH AFRICA REGION INCLUDING OFFICES 10 0.3 0.02 11 506 516 South Deep Joint Venture 10 0.3 0.02 11 506 516 Gold Fields Group Services 0.02 0.02 0.06 0.08 WEST AFRICA REGION INCLUDING OFFICES 270 0.7 0.2 3 5 5 0.02 284 315 599 Tarkwa Gold Mine 197 0.3 4 5 0.01 207 215 421 Damang Gold Mine 73 0.7 3 0.8 0.009 77 100 177 Accra Office 0.03 0.2 0.2 0.2 0.5 AUSTRALIA REGION INCLUDING OFFICES 176 3 3 253 3 1 0.004 438 106 544 St Ives Gold Mine 55 1 0.4 0.001 57 106 162 Agnew Gold Mine 25 0.7 0.7 36 0.4 63 63 Granny Smith Gold Mine 35 2 0.7 84 0.3 0.001 122 122 Gruyere Management Pty Ltd 61 0.4 0.02 132 2 1 0.002 197 197 Perth Office 0.08 0.08 SOUTH AMERICA REGION INCLUDING OFFICES 55 0.06 0.02 2 0.002 57 0 57 Cerro Corona Gold Mine 55 0.06 0.02 2 0.002 57 0 57 Lima Office 0.03 0.03 0.03 Group total 511 4 0.20 6 253 9 6 0.05 789 927 1,716 SCOPE 3 EMISSIONS (ktCO2e) Operation Total purchased goods and services Total fuel and energy-related activities Upstream transport and distribution Waste generated Total business travel Employee commuting Downstream transport and distribution Processing of sold products End of life treatment of sold product Total scope 3 emissions SOUTH AFRICA REGION INCLUDING OFFICES 17 17 0.2 0.5 0.1 1 0.03 0.1 0.2 36 South Deep Joint Venture 17 17 0.2 0.5 0.1 1 0.03 0.1 0.2 36 Gold Fields Group Service 0.02 0.05 0.07 WEST AFRICA REGION INCLUDING OFFICES 58 139 3 0.3 0.4 0.6 0.005 0.1 0.3 202 Tarkwa Gold Mine 44 109 2 0.2 0.3 0.3 0.004 0.1 0.2 156 Damang Gold Mine 15 30 0.7 0.08 0.08 0.3 0.002 0.004 0.09 46 Accra Office 0.03 0.06 0 0.009 0.1 AUSTRALIA REGION INCLUDING OFFICES 144 118 4 0.6 7 0.9 0.02 0.2 0.4 275 St Ives Gold Mine 52 21 1 0.2 0.4 0.2 0.007 0.07 0.1 75 Agnew Gold Mine 23 17 0.6 0.2 2 0.2 0.005 0.04 0.09 43 Granny Smith Gold Mine 29 24 0.8 0.1 2 0.2 0.006 0.05 0.1 57 Gruyere Management Pty Ltd 40 57 1 0.1 2 0.08 0.006 0.06 0.1 101 Perth Office 0.001 0.1 0.1 SOUTH AMERICA REGION INCLUDING OFFICES 12 35 0.9 0.2 0.6 0.2 0.008 0.003 0.05 49 Cerro Corona Gold Mine 12 35 0.9 0.2 0.6 0.1 0.008 0.003 0.05 49 Lima Office 0.007 0.03 0.04 Group total 232 310 8 2 8 3 0.07 0.5 1 563 CCR 31 ANNEXURES

External assurance statement INDEPENDENT REASONABLE ASSURANCE STATEMENT TO GOLD FIELDS LIMITED ERM Southern Africa (Pty) Ltd (‘ERM’) was engaged by Gold Fields Limited (‘Gold Fields’) to provide reasonable assurance in relation to selected sustainability information set out below and presented in Gold Fields’ 2022 Climate Change Report for the year ended 31 December 2022 (the ‘Report’). Engagement summary SCOPE OF OUR ASSURANCE ENGAGEMENT Whether the 2022 data for the following performance indicators at the group, regional and site level are fairly presented in the Report, in all material respects, in accordance with the reporting criteria: &#9;z Total water withdrawal [GL]: Page 26 &#9;z Total water withdrawal per tonnes processed [L/tonne]: Page 26 &#9;z Freshwater withdrawal [GL]: Pages 5 and 26 &#9;z Percentage of water recycled or reused [Percentage]: Pages 5 and 26 &#9;z Total CO2-equivalent emissions, Scope 1-2 [MtCO2e]: Pages 5, 24, 28 and 31 &#9;z Total CO2-equivalent emissions, Scope 31 [MtCO2e]: Pages 24, 28 and 31 &#9;z Energy consumption [PJ]: Pages 15 and 29 &#9;z Total CO2-equivalent emissions avoided from initiatives [ktCO2e]: Pages 5 and 24 &#9;z Total energy saved from initiatives [PJ and TJ]: Pages 14, 15 and 24 Our assurance engagement does not extend to information in respect of earlier periods or to any other information included in the Report. REPORTING PERIOD 2022 (1 January 2022 – 31 December 2022) REPORTING CRITERIA Gold Fields’ definitions for the selected environmental, social, health and safety indicators as disclosed within the Report and on Gold Fields’ website. ASSURANCE STANDARD AND LEVEL OF ASSURANCE We performed a reasonable assurance engagement, in accordance with the International Standard on Assurance Engagements ISAE 3000 (Revised) ‘Assurance Engagements other than Audits or Reviews of Historical Financial Information’ and in accordance with ISAE 3410 for Greenhouse Gas data issued by the International Auditing and Standards Board. RESPECTIVE RESPONSIBILITIES Gold Fields is responsible for preparing the Report and for the collection and presentation of the information within it, and for the designing, implementing and maintaining of internal controls relevant to the preparation and presentation of the selected information and the Report. ERM’s responsibility is to provide conclusions to Gold Fields on the agreed scope based on our engagement terms with Gold Fields, the assurance activities performed and exercising our professional judgement. We accept no responsibility, and deny any liability, to any party other than Gold Fields for the opinions we have reached. OUR OPINION In our opinion, the selected indicators as described under ‘scope’ above are fairly presented in the Report, in all material respects, in accordance with the reporting criteria. EMPHASIS OF MATTER Without affecting our opinion, we draw attention to the explanatory notes provided by Gold Fields on pages 5, 15 and 24 of the Report relating to the total emissions avoided and energy saved from initiatives for the Group, West Africa Region (Tarkwa and Damang mines) and Americas (Cerro Corona mine), which include initiatives that deviate from the group guideline definition, as well as projects that are recognized as exceptional continuous projects by the Gold Fields Group Head of Energy and Carbon. We also draw attention to the explanatory notes on pages 5 and 15 of the Report relating to the basis of calculation of the total emissions avoided and energy saved from initiatives for the 50MW Khanyisa solar plant initiative for the South Deep mine. OUR ASSURANCE ACTIVITIES Considering the level of assurance and our assessment of the risk of material misstatement of the selected information presented in the Report, a multi-disciplinary team of sustainability and assurance specialists performed a range of procedures that included, but was not restricted to, the following: &#9;z Assessing the appropriateness of the reporting criteria for the selected indicators presented in the Report. &#9;z Testing the processes and systems, including internal controls, used to generate, consolidate and report the selected information. &#9;z Interviews with management representatives responsible for managing the selected indicators. &#9;z A review at corporate level of a sample of qualitative and quantitative evidence supporting the reported information. 1 ERM’s assurance coverage of Scope 3 emissions included the following categories only: Purchased Goods; Fuel & Energy Related Activities; Upstream Transportation & Distribution; and Business Travel, representing a coverage of 96% of total Scope 3 emissions. ERM also assured the overall Scope 3 emissions consolidation CCR 32 Gold Fields Climate Change Report 2022

z An analytical review of the year-end data submitted by all locations included in the consolidated 2022 group data for the selected disclosures which included testing the completeness and mathematical accuracy of conversions and calculations, and consolidation in line with the stated reporting boundary. z In-person visits to the following sites to review source data and local reporting systems and controls: ― Gruyere Mine, Australia; ― St Ives Mine, Australia; ― South Deep Mine, South Africa; ― Tarkwa Mine, West Africa; and ― Damang Mine, West Africa. z Virtual visits to the following sites to review source data and local reporting systems and controls: ― Agnew Mine, Australia; ― Granny Smith Mine, Australia; and ― Cerro Corona Mine, Peru. z Confirming conversion and emission factors and assumptions used. z Reviewing the presentation of information relevant to the scope of our work in the Report to ensure consistency with our findings. THE LIMITATIONS OF OUR ENGAGEMENT The reliability of the assured information is subject to inherent uncertainties, given the available methods for determining, calculating or estimating the underlying information. It is important to understand our assurance opinions in this context. FORCE MAJEURE As a result of safety concerns arising from the socio-political unrest in Peru at the time of the planned site visit, we were unable to carry out certain assurance activities as originally planned and agreed with Gold Fields. The in-person visit to Gold Fields’ Cerro Corona mine was replaced with remote reviews via teleconference and video calls for this year’s assurance engagement. While we believe these changes do not affect our reasonable assurance opinions above, we draw attention to the possibility that if we had undertaken an in-person visit we may have identified errors and omissions in the assured information that we did not discover through the alternative approach. OUR INDEPENDENCE, INTEGRITY AND QUALITY CONTROL ERM Southern Africa (Pty) Ltd and ERM Certification and Verification Services Limited (“ERM CVS”) are members of the ERM Group. All employees are subject to ERM’s Global Code of Business Conduct and Ethics. ERM CVS is an independent certification and verification body accredited by UKAS to ISO 17021:2015. Accordingly, ERM CVS maintain a comprehensive system of quality control, including documented policies and procedures regarding compliance with ethical requirements, professional standards, and applicable legal and regulatory requirements. Our quality management system is at least as demanding as the relevant sections of ISQM-1 and ISQM-2 (2022). ERM CVS applies a Code of Conduct and related policies to ensure that its employees maintain integrity, objectivity, professional competence and high ethical standards in their work. ERM CVS’ processes are designed and implemented to ensure that the work we undertake is objective, impartial and free from bias and conflict of interest. ERM CVS’ certified management system covers independence and ethical requirements that are at least as demanding as the relevant sections of Parts A & B of the IESBA Code relating to assurance engagements. The team that has undertaken this assurance engagement has extensive experience in conducting assurance on environmental, social, ethical and health and safety information, systems and processes, and provides no consultancy related services to Gold Fields Limited in any respect. Jonathan van Gool Gareth Manning Engagement Partner Review Partner ERM Southern Africa (Pty) Ltd ERM Certification and Verification Services Limited Johannesburg, South Africa London, United Kingdom 30 March 2023 www.erm.com www.erm.com | ERM.SouthAfricaAdminMailbox@erm.com CCR 33 ANNEXURES

Disclaimer and forward-looking statements DISCLAIMER This Climate Change Report contains data on Gold Fields’ scope 1, 2 and 3 greenhouse gas emissions. Data for scope 1 and 2 emissions relate to Gold Fields’ own activities and supplied heat, power and cooling, which are measured using data from its own systems and independently assured. Scope 3 emissions relate to other organisations’ emissions and are therefore subject to a range of uncertainties and challenges. At present, scope 3 data is not yet consistently available in many value chains and is calculated, collected or estimated in different ways. Gold Fields’ scope 3 emissions data is determined using the ISO 14064 part 1 standard. As value chain emissions data advances over time, Gold Fields expects to improve the quality of its scope 3 data and data reporting. FORWARD-LOOKING STATEMENTS This Climate Change Report contains forward-looking statements within the meaning of section 27A of the U.S. Securities Act of 1933 (the Securities Act) and section 21E of the U.S. Securities Exchange Act of 1934 (the Exchange Act) with respect to Gold Fields’ environmental (including climate change), social and governance targets, commitments, ambitions and the methodologies we use to assess our progress in relation to these. Such forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes”, “estimates”, “plans”, “anticipates”, “aims”, “continues”, “expects”, “hopes”, “may”, “will”, “would” or “could” or, in each case, their negative or other various or comparable terminology. Forward-looking statements can be made in writing but may also be made verbally by directors, officers and employees of Gold Fields (including during presentations) in connection with this document. Forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. These forward-looking statements, wherever they may occur in this Climate Change Report, are necessary estimates reflecting the best judgement of Gold Fields’ senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Consequently, these forward-looking statements should be considered in light of various important factors, including those outlined in this Climate Change Report and other filings with the US Securities and Exchange Commission, including in our Annual Report on Form 20-F for the year ended 31 December 2022. In preparing the climate change-related information contained in this document, Gold Fields has made a number of key judgements, estimations and assumptions, and the processes and issues involved are complex. The climate data, models and methodologies used are often relatively new, are rapidly evolving and are not of the same standard as those available in the context of other financial information, nor are they subject to the same or equivalent disclosure standards, historical reference points, benchmarks or globally accepted accounting principles. In particular, it is not possible to rely on historical data as a strong indicator of future trajectories, in the case of climate change and its evolution. Outputs of models, processed data and methodologies are also likely to be affected by underlying data quality, which can be hard to assess and we expect industry guidance, market practice and regulations in this field to continue to change. There are also challenges faced in relation to the ability to access data on a timely basis and the lack of consistency and comparability between data that is available This means the climate change- related forward-looking statements and climate change-related information discussed in this document carry an additional degree of inherent risk and uncertainty. In light of uncertainty as to the nature of future policy and market response to climate change, including between regions, and the effectiveness of any such response, Gold Fields may have to re-evaluate its progress towards its climate change ambitions, commitments and targets in the future, update the methodologies it uses or alter its approach to climate analysis and may be required to amend, update and recalculate its climate change disclosures and assessments in the future, as market practice, data quality and availability develop rapidly. Gold Fields undertakes no obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events. Refer to Gold Fields’ comprehensive forward-looking statements on www.goldfields.com CCR 34 Gold Fields Climate Change Report 2022

Page heading Administration and corporate information Glossary Corporate Secretary Anr&eacute; Weststrate Tel: +27 11 562 9719 Fax: +086 720 2704 email: anr&eacute;.weststrate@goldfields.com Sustainable Development Andrew Parsons Tel: +27 11 562 9939 Mobile: +27 82 330 4927 email: andrew.parsons@goldfields.com www.goldfields.com This glossary contains key definitions based on the IPCC’s Working Group II Report, Summary for Policymakers as contribution to the Sixth Assessment Report (IPCC 2022, pages SPM 4 and 5). Adaptation Human systems adapt by adjusting to actual or expected climate and its effects to lessen harm or take advantage of beneficial opportunities. Ecological systems adapt by adjusting to the actual climate and its effects, which may be facilitated by human intervention. Adaptation limits The point at which the needs of human or ecological systems can no longer be secured from intolerable risks through adaptive actions. Two limits can be distinguished: • Hard adaptation limit: the intolerable risks can no longer be avoided through adaptation actions • Soft adaptation limit: intolerable risk can be avoided through options, but these are currently not available Exposure The existence of people, economic, social or cultural assets, infrastructure, livelihoods, ecosystems and their functions and the like, in places and settings that could be negatively affected. Hazard The potential for the occurrence of a natural or human-induced physical event or trend with adverse effects, such as loss of life, injury or health impacts, loss and damage to property, ecosystems and environmental resources. Resilience Any system’s ability to bounce back, cope and return to a previous state after a disturbance in order to maintain its essential function, identity and structure and to still be able to adapt, learn and transform. Risk Risk can be used as a valuable framework to understand the interlinked and increasingly severe impacts of climate change on human systems, ecosystems and biodiversity. Risk is the potential for negative consequences for human or ecological systems, cognisant of the array of values and objectives underlying these systems. The interactions between climate-related hazards, and the exposure and vulnerability of affected human and ecological systems gives rise to risk. Vulnerability The tendency, or exposure to be negatively affected, determined by a system’s level of sensitivity to harm and its lack of capacity to cope and adapt. Investor enquiries Avishkar Nagaser Tel: +27 11 562 9775 Mobile: +27 82 312 8692 email: avishkar.nagaser@goldfields.com Thomas Mengel Tel: +27 11 562 9849 Mobile: +27 72 493 5170 email: thomas.mengel@goldfields.com Media enquiries Sven Lunsche Tel: +27 11 562 9763 Mobile: +27 83 260 9279 email: sven.lunsche@goldfields.com CCR 35

Further Information
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
•High and rising inflation, including as a result of Russia’s invasion of Ukraine, may have a material adverse effect on Gold Fields’ business, operating results and financial condition.
•Gold Fields may experience unforeseen difficulties, delays or costs in implementing its business strategy and projects (particularly at Salares Norte), including any strategic projects, cost-cutting initiatives, divestments and other initiatives and any such strategy or project may not result in the anticipated benefits.
•To the extent that Gold Fields seeks to replace its annual Mineral Reserve and Resource depletion and grow its Mineral Reserve and Resource base to extend the life of operations through exploration and project development, it may experience challenges associated with its exploration activities and mining projects.
•Gold Fields’ Mineral Resources and Reserves are estimates based on a number of technical and economic assumptions, which, if proven inaccurate or changed, may require Gold Fields to lower its estimated Mineral Resources and Reserves.
•To the extent that Gold Fields enters into acquisitions, combinations, or joint ventures, it may experience problems in executing the transactions or managing and integrating the acquisitions, combinations or joint ventures with its existing operations.
•Actual and potential supply chain shortages and increases in the prices of production inputs may have a material adverse effect on Gold Fields operations and profits.
•Power cost increases and unreliability of supply may adversely affect Gold Fields’ business, operating results and financial condition.
•Power deficits, potential total power failure in South Africa, fluctuations and usage constraints may force Gold Fields to halt or curtail operations.
•Our current debt levels may pose risks to our viability and may make us more vulnerable to adverse economic and competitive conditions, as well as other adverse developments.
•Failure of Gold Fields’ information, communication and technology systems, or the failure to protect personal information, could significantly impact Gold Fields’ operations and business, may lead to public and private censure, regulatory penalties, fines and/or sanctions and may damage Gold Fields’ reputation.
•Gold Fields has experienced, and may continue to experience, difficulties, operational delays, cost pressures and impact associated with the mine ramp-up at the South Deep operation in South Africa.
•Gold Fields faces continued geotechnical challenges, which could adversely impact its production and profitability.
•The continued status of South Africa’s credit rating as non-investment grade may have an adverse effect on Gold Fields’ ability to secure financing.
•The impact from, and measures taken to address, the COVID-19 pandemic have, and may continue to, adversely affect Gold Fields’ people, and may impact its business, operating results, cash flows and financial condition.
•The failure to modernise operations may have a material adverse effect on Gold Fields’ business.
•Gold Fields may suffer material adverse consequences as a result of its reliance on outside contractors to conduct some of its operations.
•Theft of gold and copper bearing materials and production inputs, as well as illegal and artisanal mining, occur on some of Gold Fields’ properties, are difficult to control, can disrupt Gold Fields’ business and can expose Gold Fields to liability.
•HIV/AIDS, tuberculosis and the spread of contagious diseases pose risks to Gold Fields in terms of lost productivity and increased costs.
Risks related to environmental, social and corporate governance
•Economic, political or social instability in the countries or regions where Gold Fields operates may have a material adverse effect on Gold Fields’ operations and profits.
•If Gold Fields loses senior leadership or is unable to hire and retain sufficient technically skilled employees or sufficient representation among marginalised or underrepresented persons in management positions or sufficient gender diversity in senior management and Board level positions, its business may be materially adversely affected.
•Gold Fields may not be able to operate successfully if our employees are not able to perform their roles in a safe, inclusive and respectful work environment.
•Gold Fields’ operations are subject to extensive environmental, health and safety regulations, which could impose additional costs and compliance requirements and Gold Fields may face operational disruptions, claims and liability for breaches, or alleged breaches, of such regulations and other applicable laws.

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
•Gold Fields operations are subject to water use licenses, which could impose significant costs and burdens.
•Gold Fields has experienced and may experience further acid mine drainage related pollution, which may compromise its ability to comply with legislative requirements or result in additional operating or closure cost liabilities.
•Gold Fields’ tenements in Australia are subject to native title claims and include Aboriginal cultural heritage sites, which could impose significant costs and burdens.
•Compensation may be payable to native title holders in respect of Gold Fields’ Australian operations.
•The failure of a tailings storage facility could negatively impact Gold Fields’ business, reputation and results of operations.
•Due to ageing infrastructure at our operations, unplanned breakdowns and stoppages may result in production delays, increased costs and industrial incidents.
•Climate change may present physical risks to Gold Fields’ operations.
•The effects of the regional cessation of dewatering may have a material adverse effect on Gold Fields’ South Deep operation.
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
•Gold Fields’ operations and profits have been and may continue to be adversely affected by trade union activity and new and existing labour laws.
•Fluctuations in insurance cost and availability could adversely affect Gold Fields’ operating results and its insurance coverage may not adequately satisfy all potential claims in the future.
•Gold Fields’ financial flexibility could be materially constrained by South African exchange control regulations.
Risks related to our shares and ADSs
•Shareholders outside South Africa face risks related to participating in future issues of shares, enforcing judgments and currency exchange rate fluctuations.
•Investors in the United States and other jurisdictions outside South Africa may have difficulty bringing actions, and enforcing judgments, against Gold Fields, its directors and its executive officers based on the civil liabilities provisions of the federal securities laws or other laws of the United States or any state thereof or under the laws of other jurisdictions outside South Africa.
•Investors may face liquidity risk in trading Gold Fields’ ordinary shares on JSE Limited.
•Gold Fields may not pay dividends in the future and any dividend payment may be subject to withholding tax.
•Gold Fields’ non-South African shareholders face additional investment risk from currency exchange rate fluctuations since any dividends will be paid in Rand.
•Gold Fields’ ordinary shares are subject to dilution upon the vesting of Gold Fields’ outstanding share awards.

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
Risks related to Gold Fields’ operations and industry
Changes in the market price for gold, and to a lesser extent copper and silver, which in the past have fluctuated widely, affect the profitability of Gold Fields’ operations and the cash flows generated by those operations.
Gold Fields’ revenues are primarily derived from the sale of gold that it produces. The Group’s policy is not to engage in long-term systemic gold price hedging, though hedges are sometimes undertaken to protect cash flows at times of significant expenditure, for specific debt servicing requirements and to safeguard the viability of higher cost operations. For example, the Company continued its gold hedging policies in Australia, Ghana and South Africa during 2021, primarily due to the high levels of project capital expenditure incurred and the volatility experienced in commodity prices and exchange rates. Altogether, approximately 1 million oz of gold production were hedged in 2021. There can be no assurance that the use of hedging techniques will always be to our benefit. Hedging instruments that protect against the market price volatility of commodities, for example, oil, may prevent us from realising the full benefit from subsequent decreases in market prices with respect to oil, which would cause us to record a mark-to-market loss, thus decreasing our profits. Similarly, gold hedging instruments may prevent us from realising the full benefit of subsequent increases in the gold price, which would cause us to record a mark-to-market loss, thereby decreasing our profits. The total realised gold hedging loss for 2021 and 2022 was U.S.$31.4 million and nil, respectively. Gold Fields’ net hedge liability as at 31 December 2022 was nil as all gold hedging instruments had matured. In addition, hedging contracts are subject to the risk that the other party may be unable or unwilling to perform its obligations under these contracts. Any significant non-performance could have a material adverse effect on our financial condition, results of operations and cash flows.
Where no hedges are in place, Gold Fields is exposed to changes in the gold price, which could lead to reduced revenue should the gold price decline. After falling 45% between September 2011 and December 2015, when it hit a low of U.S.$1,060 per ounce, the gold price has generally recovered, experiencing a substantial increase, to an average of U.S.$1,799 per ounce in fiscal 2021. In fiscal 2022, the price of gold averaged U.S.$1,802 per ounce. As at 17 March 2023, it was U.S.$1,962 per ounce, as trading in the metal remains volatile amid global political, social, health-related (including the COVID-19 pandemic, which significantly impacted China and resulted in poor demand) and economic uncertainties, including the Russian invasion of Ukraine. See “Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements—Revenues”. The market price for gold has historically been volatile and is affected by numerous factors over which Gold Fields has no control, such as general supply and demand, speculative trading activity, political uncertainties and global economic drivers.
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
In Peru, copper accounts for a significant proportion of the revenues at Gold Fields’ Cerro Corona mine, although copper is not a major element of Gold Fields’ overall revenues. Over the period from 2019 to 2022, the price of copper has increased from an average price of U.S.$6,020 per tonne to an average price of U.S.$8,798 per tonne in 2022. Approximately 24,000 metric tonnes of copper were hedged in 2021. The total realised copper hedging loss for 2021 was U.S.$45.8 million. The copper hedge matured in December 2021. Gold Fields’ net hedge liability as at 31 December 2022 was nil. As at 17 March 2023, the price of copper was U.S.$8,621 per tonne. In addition, when Gold Fields’ Salares Norte project becomes operational, silver will be expected to contribute approximately 10% of the revenues at the Salares Norte project, despite silver not being expected to become a major contributor to Gold Fields’ overall revenues. Between 2019 and 2022, the price of silver has increased from an average of U.S.$16.22 per ounce to an average of U.S.$21.79 per ounce in 2022. As at 17 March 2023, the price of silver was U.S.$22.60 per ounce. A variety of factors have and may depress global copper and silver prices and a decline in copper and silver prices, which have also fluctuated widely, would adversely affect the revenues, profit and cash flows of the Cerro Corona mine and the Salares Norte project, respectively.
Because gold is sold in U.S. dollars, while a significant portion of Gold Fields’ production costs are in Australian dollars, Rand and other non-U.S. dollar currencies, Gold Fields’ operating results and financial condition could be materially harmed by a material change in the value of these non-U.S. dollar currencies.
Gold is sold throughout the world in U.S. dollars. Gold Fields’ costs of production are incurred principally in U.S. dollars, Australian dollars, Rand and other currencies. Recent volatility in the Rand (including weakening in the earlier part of fiscal 2020, strengthening from mid-2020 to fiscal 2021, and relative stability in fiscal 2022) and the Australian dollar against the

U.S. dollar (including strengthening in fiscal 2020, a slight weakening in fiscal 2021 and strengthening in fiscal 2022) made our reported costs in South Africa and Australia and results of operations less predictable than when exchange rates are more stable. As a result, any significant and sustained appreciation of any of these non-U.S. dollar currencies against the U.S. dollar may materially increase Gold Fields’ costs in U.S. dollar terms, which could materially adversely affect Gold Fields’ business, operating results and financial condition.
High and rising inflation, including as a result of Russia’s invasion of Ukraine may have a material adverse effect on Gold Fields’ business, operating results and financial condition.
Gold Fields business has been, and may continue to be, directly affected by volatile commodity costs and other inflationary pressures. Inflation began to increase significantly in the countries in which Gold Fields operates in the latter half of 2021 and into 2022, with inflation increasing to 7.8% in Australia, 54.1% in Ghana (Cedi-based inflation), 8.6% in Peru, 7.4% in South Africa and 13.3% in Chile. Effective mining inflation for 2022 was 9.6% in South Africa, 12.6% in Ghana, 14.3% in Peru, 7.3% in Chile and 12.3% in Australia. Global inflation is expected to continue affecting Gold Fields’ operations significantly. Prolonged periods of inflation may impact Gold Fields’ profitability by negatively impacting its fixed costs and expenses, including raw material, transportation and labour costs. If these increased costs are not offset by an increase in gold prices, they could have a material adverse effect on Gold Fields’ business, operating results and financial condition.
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
The ability to grow the business will depend on the successful implementation of Gold Fields’ existing and proposed strategic initiatives, including through the three pillars of its strategy:
•Pillar 1: Maximising the potential of Gold Fields’ current assets through people and innovation;
•Pillar 2: Building on Gold Fields’ leading commitment to ESG; and
•Pillar 3: Growing the value and quality of Gold Fields’ portfolio of assets.
Key to Gold Fields’ growth will be the achievement of a 15% adjusted free cash flow margin at a gold price of U.S.$1,300 per ounce and the successful construction of the Salares Norte project. See “Integrated Annual Report—Chief Executive Officer’s Report”. The Salares Norte project is exposed to all of the risks described in “—To the extent that Gold Fields seeks to replace its annual Mineral Reserve and Resource depletion and grow its Mineral Reserve and Resource base to extend the life of operations through exploration and project development, it may experience challenges associated with its mining projects”.
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
Gold Fields is in the process of implementing initiatives, which include its strategic restructuring, the reduction of marginal mining, asset optimisation and cost-efficiency initiatives, increased brownfield exploration, production planning and cost optimisation. Any future contribution of these measures to profitability will be influenced by the actual benefits and savings achieved and by Gold Fields’ ability to sustain these ongoing efforts. Strategic restructuring and cost optimisation initiatives may involve various risks, including, for example, labour unrest and operating licence withdrawal. The risk is elevated in South Africa and Ghana, given Gold Fields’ mining rights obligations. See “—Gold Fields’ mineral rights are subject to legislation, which could impose significant costs and burdens and may impose certain ownership requirements, the interpretation of which is the subject of dispute”.
With respect to the Salares Norte project, Gold Fields has already faced delays, with first gold production likely to occur in the fourth quarter of 2023 and not the second quarter of 2023 as previously indicated. The project has been impacted by COVID-19, which caused serious skills shortages and resulted in suboptimal performance by the main contractor. The delays have adversely impacted Gold Fields’ cost and production guidance. Gold Fields may face cost overruns at the Salares Norte project, including costs relating to environmental approvals, continued delays to its planned commencement date, including delays due to extreme weather conditions, ongoing skills shortages during construction, COVID-19-related labour uncertainty, or difficulties in achieving the expected technical parameters once operational, any of which could have a material adverse effect on Gold Fields’ business, operating results and financial condition.
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
To the extent that Gold Fields seeks to replace its annual Mineral Reserve and Resource depletion and grow its Mineral Reserve and Resource base to extend the life of operations through exploration and project development, it may experience challenges associated with its mining projects.
In fiscal 2022, only two out of Gold Fields’ eight non-South African mines (excluding the Salares Norte project and the Asanko JV (as defined below)) reported higher Mineral Reserves after accounting for annual production depletion and all other influencing factors. The aggregated decrease in attributable Mineral Reserves was 1.2 Moz. of gold, mainly due to depletion and higher costs due to surging global inflation. Furthermore, it is expected that fiscal 2023 will be see a decline in production at Damang, with the cessation of mining followed by treatment of lower grade stockpiles.
In order to replace its Mineral Resources and Reserves at its operations or expand its operations and Mineral Reserve and Resource base, Gold Fields expects to rely, in part, on discovery from exploration for gold, and other metals associated with gold, as well as its ability to develop mining projects. Exploration for gold and other metals associated with gold is speculative in nature, involves many risks, requires screening and testing multiple prospects and may be unsuccessful. The replacement and expansion of the Mineral Reserve and Resource base is a multi-year process that occurs on a multi-year rolling basis, rather than in each year of operation. In some locations such as Western Australia, the rights to explore nearby locations are held by other mining companies, and therefore, exploration may be significantly restricted, or not possible. In addition, the existence of cultural heritage sites may restrict or prevent access to certain areas, or require lengthy consultation and/or approval processes to be undertaken. Similarly, the existence of native title rights may also require lengthy negotiations to enable mining activity. Gold Fields’ exploration strategy is based on maintaining exploration momentum at relevant operations with appropriate annual funding which ensures programmes retain traction and that high potential targets are advanced timeously. To the extent that ore bodies are to be developed, it can take a number of years and substantial expenditures from the initial phases of drilling and discovery until production commences, during which time the economic feasibility of production may change.
In addition, to the extent Gold Fields participates in the development or operation of a project through a joint venture or any other multi-party commercial structure, such as the Asanko JV in Ghana where Gold Fields holds a 45% attributable interest, there could be disagreements (including in relation to Mineral Resources and Reserves), technical, legal or otherwise, or divergent interests or goals among the parties, which could jeopardise the success of the project. There can be no assurances that Gold Fields will be able to replace its Mineral Resources and Reserves through exploration, project development or otherwise and, if Gold Fields is unable to replace its Mineral Resources and Reserves, this could erode future planned cash flow and have a material adverse effect on its business, operating results and financial condition.
Furthermore, significant capital investment is required to achieve commercial production from exploration efforts. There is no assurance that Gold Fields will have, or be able to raise, the required funds to engage in these activities or to meet its obligations with respect to the exploration properties in which it has or may acquire an interest.
Gold Fields’ Mineral Resources and Reserves are estimates based on a number of technical and economic assumptions, which, if proven inaccurate or changed, may require Gold Fields to lower its estimated Mineral Resources and Reserves.
The Mineral Resources and Reserves stated in this annual report are estimates based on assumptions regarding, among other things, Gold Fields’ costs, expenditures, commodity prices, exchange rates, geology models, resource estimation models, mining methods, mining equipment, mining rates and metallurgical and mining recovery assumptions, which may prove inaccurate or change due to a number of factors, many of which are beyond Gold Fields’ control. The Mineral Resources and Reserves are also based on reasonable assumptions related to the availability of power and water and also on the ability to maintain the licensing and permitting required to support the LOM plans. In the event of Gold Fields adversely revises any of the assumptions that underlie its Mineral Resources and Reserves reporting, Gold Fields may need to revise its Mineral Resources and Reserves. See “—Additional Information on the Company—Summary Disclosure of Mining Operations Pursuant to Item 1303 of Regulation S-K under the Securities Act—Summary of Mineral Resources and Reserves”.
In 2022, South Deep continued to execute its short-term and long-term plans, driving forward key productivity and asset optimisation projects aimed at sustainably increasing production output and offsetting inflationary pressures. South Deep’s 2023 performance will continue to be assessed on the same criteria to enable productivity and cost improvements. See “—Additional Information on the Company—Individual Property Disclosure Pursuant to Item 1304 of Regulation S-K under the Securities Act—South African Operations—South Deep Mine”. The volatile nature of the operating environment, combined with the technical challenges associated with deep level mining, continues to pose risks to the technical and economic assumptions contained in South Deep’s long-term plans. Despite the modernisation and implementation of the initiatives supporting the key improvement themes for the mine, there can be no assurance that the ongoing modernisation implementation will not result in lower than expected long-term steady state production volumes, cost fluctuations, reduced reported Mineral Resources and Reserves and LOM, or other associated issues at South Deep.
The reduction of Reserves held by the Company, including due to any of the above could have a material adverse effect on Gold Fields’ business, operating results and financial condition.
To the extent that Gold Fields enters into acquisitions, combinations or joint ventures, it may experience problems in executing the transactions or managing and integrating the acquisitions, combinations or joint ventures with its existing operations.
In order to maintain or expand its operations and Mineral Reserve and Resource base, Gold Fields may seek to enter into joint ventures, enter into other business combination transactions or to make acquisitions of selected precious metal producing companies or assets. For example, in 2018, Gold Fields entered into a joint venture under which Gold Fields’ subsidiary acquired a 45% stake in Asanko Gold Ghana Limited (the Asanko JV), which holds a 100% interest in Asanko. Pursuant to the joint venture, Galiano Gold, Inc., formerly Asanko Gold Inc. (Galiano Gold) holds a 45% interest in the Asanko JV and the Ghanaian government holds 10% of the Asanko JV as a free carried interest. See “—Additional Information on the Company—Non-material Properties—Asanko JV”. More recently, in March 2023, Gold Fields announced that it agreed on the key terms of a proposed joint venture in Ghana with AngloGold Ashanti which would combine the Tarkwa mine with AngloGold Ashanti’s adjacent Iduapriem mine into a single operation. Proposed acquisitions, combinations or joint ventures (including the proposed joint venture with AngloGold Ashanti) may fail to materialise due to closing conditions, regulatory approvals or other factors that may be outside of Gold Fields’ control. Such transactions may not be timely completed, if at all. For example, in May 2022, Gold Fields entered into an arrangement agreement with Yamana Gold Inc. (Yamana) to acquire all issued and outstanding common shares of Yamana. The arrangement agreement was terminated in November 2022, following which Gold Fields received a U.S.$300 million termination fee.
Completed acquisitions, combinations or joint ventures may change the scale of the Company’s business and operations and may expose it to new geographic, geological, political, social, strategic, operating, financial, legal, third party, counterparty, regulatory and contractual risks. Gold Fields could also be subject to termination and/or buy-out rights in the event that it breaches its joint venture contractual obligations. There can be no assurance that any proposed or completed acquisition, combination or joint venture will achieve the results intended, and, as such, could have a material adverse effect on Gold Fields’ business, operating results and financial condition.
Actual and potential supply chain shortages, availability and increases in the prices of production inputs may have a material adverse effect on Gold Fields operations and profits.
Gold Fields’ operating results may be affected by general cost increases, including due to the availability and pricing of raw materials and other essential production inputs, such as fuel, steel, cyanide and other reagents. The price and quality of raw materials may be substantially affected by changes in global supply and demand, sustained and lingering impacts and large-scale trend changes from the COVID-19 pandemic, along with weather conditions, governmental controls, the invasion of Ukraine and other factors. See “—The impact from, and measures taken to address, the COVID-19 pandemic have, and may continue to, adversely affect Gold Fields’ people, and may impact its business, operating results, cash flows and financial condition”. A sustained interruption in the supply of any of these materials would require Gold Fields to find acceptable substitute suppliers and could require it to pay higher prices for such materials. Any significant increase in the prices of these materials will increase the Company’s operating costs and affect production considerations. Gold Fields expects cost increases to continue in fiscal 2023 across its operations, including as a result of other factors such as the price of oil, inflationary increases and labour costs. See “—High and rising inflation, including as a result of Russia’s invasion of Ukraine, may have a material adverse effect on Gold Fields’ business, operating results and financial condition”.
The price of oil has been volatile, fluctuating between U.S.$19.33 and U.S.$68.66per barrel of Brent Crude in 2020, between U.S.$51.68 and U.S.$79.32 per barrel of Brent Crude in 2021 and between U.S.$78.69 and U.S.$85.65 per barrel of Brent Crude in 2022. This volatility has and is expected to continue following the imposition of sanctions and embargoes on natural gas and oil resulting from Russia’s invasion of Ukraine. As at 17 March 2023, the price of oil was at U.S.$72.97 per barrel of Brent Crude. Changes in the cost or availability of oil could increase Gold Fields’ cost of operations and cause production stoppages, which could impact existing profit margins and have a material adverse effect on Gold Fields’ business, operating results and financial condition.
Gold Fields may, from time to time, enter into fixed price swaps for the purchase of oil. In 2019, the Ghanaian operations entered into fixed price ICE Gasoil cash settled swap transaction for a total of 123.2 million litres of diesel, representing 50% of annual fuel consumption, for the period from January 2020 to December 2022. The average swap price is U.S.$575 per metric tonne (equivalent U.S.$75.8 per barrel). At the time of the transactions, the average Brent swap equivalent over the tenure was U.S.$59.2 per barrel. At 31 December 2022, the mark-to-market value on the hedge was nil as the hedge matured.
In 2019, the Australian operations entered into fixed price Singapore 10ppm Gasoil cash settled swap transactions for a total of 75.0 million litres of diesel, representing 50% of annual fuel consumption, for the period from January 2020 to December 2022. The average swap price is U.S.$74.0 per barrel. At the time of the transactions, the average Brent swap equivalent over the tenor was U.S.$57.4 per barrel. At 31 December 2022, the mark-to-market value on the hedge was nil as the hedge matured.
There can be no assurance that the use of hedging techniques will always be to Gold Fields’ benefit. Hedging instruments that protect against the market price volatility of commodities, in this case oil, may prevent Gold Fields from realising the full benefit from subsequent decreases in market prices with respect to oil, which would cause us to record a mark-to-market loss, thus decreasing Gold Fields’ profits. Hedging contracts also are subject to the risk that the other party may be unable or unwilling to perform its obligations under these contracts. Any significant non-performance could have a material adverse effect on Gold Fields’ financial condition, results of operations and cash flows.
Furthermore, the price of steel has also been volatile. Steel is used in the manufacture of most forms of fixed and mobile mining equipment and much of the support material used underground, which is a relatively large contributor to the operating costs and capital expenditure of a mine.
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
Gold Fields’ South Deep mining operation depends, in large part, upon electrical power generated by the state-owned power utility, Eskom Limited (Eskom). See “Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements—Overview—Costs—South Africa region”. Eskom holds a monopoly on power supply in the South African market, supplying nearly 95% of the country’s electricity needs. Eskom has historically experienced financial difficulties caused by various factors. For example, during certain periods of supply-constraint, Eskom utilised significant amounts of diesel to run its gas turbines while concurrently losing electricity sales as a result of load shedding or curtailment, which has contributed to above inflation tariff applications.
Eskom’s tariffs are regulated by the National Energy Regulator of South Africa (NERSA) and are determined through a consultative multi-year price determination (MYPD) process, with occasional tariff increase adjustments under the Regulatory Clearing Account (RCA) mechanism. Pursuant to the MYPD process, NERSA granted Eskom tariff increases of 15.06% for the period 2021/2022 (after the initial approval of 5.22%) and 9.61% for the period 2022/2023, which includes an RCA amount of R14 billion. In January 2023, NERSA granted Eskom a 18.65% tariff increase for the period 2023/2024, which will take effect in April 2023.
In 2020, the South African government provided Eskom with an additional R69 billion bailout for the 2019/2021 period, which, pursuant to a South African court order, permitted Eskom to recover the amount over a three-year period through future tariff increases. As a result of judgments rendered in favour of Eskom, and the potential for further reassessment of tariff increases (including RCA amounts), it is likely that Eskom’s electricity tariffs will continue to increase significantly, despite the South African government’s announcement in 2023 that it would provide Eskom with debt relief of R254 billion over a three year period.
Eskom is currently undergoing a vertical unbundling to separate the company’s generation, transmission and distribution functions. In 2021, Eskom released a statement to the effect that it had extended an order to transfer its transmission function to a wholly-owned subsidiary, the National Transmission Company South Africa SOC Limited. The implementation of the vertical unbundling remains subject to the fulfilment of various conditions precedent. The exact timing and impact of the vertical unbundling is not known but it may result in tariff increases, price instability and/or poor reliability in the supply of electricity. Gold Fields has taken measures to reduce South Deep’s reliance on Eskom. For example, South Deep has completed the construction on a 50MW solar power plant with studies underway to expand the renewable energy base load with wind turbines. Despite such measures, Gold Fields may continue to be reliant on Eskom, and should Gold Fields experience further power tariff increases and disruptions to its supply, its business, operating results and financial condition may be adversely impacted.
In Australia, Gold Fields’ microgrid at the Agnew mine comprises of 18MW wind, 4MW solar and 18MW gas with 13MW/4MWh battery storage and 3MW diesel. The Granny Smith mine has 8MW solar and 35MW gas, with 2MW/1MWh battery storage and 5MW diesel. The Gruyere mine receives its electricity supply from a 39MW gas-fired power station, with 12 MW solar, 4.4MWh battery storage and 3MW diesel backup. A renewable plant comprising 12MW solar and 4.4MW/4.4Wh battery was completed in 2022. The St. Ives operation obtains electricity pursuant to a contract with BHP Nickel-West that expires in January 2024, which requires St. Ives to procure its own supply of natural gas. A continuation of that arrangement has not been secured yet, and the approval and construction of a renewable microgrid to replace these arrangements has also not been secured to date. The continuation or replacement of these arrangements could result in an increase in costs, and the failure to continue or replace the arrangements could result in the cessation or interruption of mining at St. Ives. Considering the reliance on gas transmission pipelines, if any of Gold Fields’ Australian operations were to lose their supply, replacement of this supply at the quantities required (through alternatives such as diesel or greater reliance on existing renewable energy infrastructure) may not be possible in its entirety, or at the very least may entail a significant increase in costs in the medium and long term. Any such increase in costs could have a material adverse impact on Gold Fields’ business and operating results.
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

Changes in the cost or availability of electricity could increase Gold Fields’ cost of operations and cause production stoppages, which could impact existing profit margins and have a material adverse effect on Gold Fields’ business, operating results and financial condition. See “—Environmental and Regulatory Matters”.
Power deficits, potential total power failure in South Africa, fluctuations and usage constraints may force Gold Fields to halt or curtail operations.
In South Africa, Eskom reintroduced national rotational power cuts (load shedding and load curtailment for industrial customers with formal agreements) in December 2018. Load shedding and curtailment continued throughout 2021, 2022 and into 2023, with various stages being implemented, from Stage 2 to Stage 4 for more than 200 days in 2020 and to Stage 6 in 2023. Eskom has warned that there is a risk of load shedding and curtailment lasting for at least another five years. Eskom’s inability to fully meet the country’s demand has led to, and is expected to continue to lead to, rolling blackouts and unscheduled power cuts. There is no assurance that Eskom’s efforts to protect the national electrical grid will prevent a complete national blackout. Further, despite preparing plans for the South Deep mine in case of a national blackout, such events would have a material adverse effect on South Deep.
Gold Fields has a load curtailment agreement with Eskom. Under this agreement, Gold Fields is required to reduce demand by up to 50% of load, depending on the severity of the shortage, for a specified period of time during which the national grid is unable to maintain supply demand. During 2020, Gold Fields was required to reduce demand by 10% 17 times, 15% once and by 20% three times. In 2021, Gold Fields was required to reduce demand by 10% 35 times. During 2022, Gold Fields was required to reduce demand by 10% 40 times, by 15% five times and by 20% 12 times. Any further disruption or decrease in the electrical power supply available to Gold Fields’ South Deep operation, or a total power failure in South Africa, could severely impact the South Deep operation and, in turn, have a material adverse effect on Gold Fields’ business, operating results and financial condition.
In Ghana, approximately 95% of Tarkwa’s electricity is supplied by an independent power producer. On 31 January 2020, Genser Energy expanded the energy supply by an additional 15MW of capacity, with the aim to provide Tarkwa with its total power supply needs. However, there can be no guarantee that Tarkwa’s and Damang’s sources of power will not fail or be interrupted. While Gold Fields has taken steps to source power from an independent power producer through on-site gas turbines to complement its self-generated sources, any gas supply chain-related risk specific to the regions where Gold Fields operates could affect Gold Fields’ business, operating results and financial condition.
Should Gold Fields continue to experience power fluctuations or usage constraints at any of its operations, then its business, operating results and financial condition may be materially adversely impacted.
Our current debt levels may pose risks to our viability and may make us more vulnerable to adverse economic and competitive conditions, as well as other adverse developments.
As of 31 December 2022, Gold Fields’ consolidated gross debt was approximately U.S.$1.1 billion (none of which becomes due over the 12 months following 31 December 2022).
Gold Fields’ current levels of debt can adversely affect it in several respects, including:
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
Failure of Gold Fields’ information, communication and technology systems, or the failure to protect personal information, could significantly impact Gold Fields’ operations and business, may lead to public and private censure, regulatory penalties, fines and/or sanctions and may damage Gold Fields’ reputation.
Gold Fields utilises and is reliant on various internal and external information, communication and technology system applications to support its business activities, in particular SAP, mining activity applications and other applications. Damage or interruption of Gold Fields’ information, communication and technology systems, whether due to incidents, human error, natural events or malicious acts, may lead to important data being irretrievably lost, exposed or damaged, thereby adversely affecting Gold Fields’ business, prospects and operating results.
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
Although Gold Fields has been following the established best practices in relation to cyber security (e.g. having attained the ISO 27001 cyber security re-certification for corporate, regional offices and mining operations in 2021), two cyber security breaches occurred in fiscal 2020. One in Ghana as a result of a phishing attack, and the second in Peru from a ransomware attack. While no material losses related to the cyber security breaches resulted, and there were no cyber security breaches detected in fiscal 2022 and fiscal 2021, given the increasing sophistication and evolving nature of this threat, Gold Fields cannot rule out the possibility of them occurring in the future. An extended failure of critical system components, caused by accidental, or malicious actions, including those resulting from a cyber security attack, could result in a significant environmental incident, commercial loss or interruption to operations.
In addition, the interpretation and application of consumer, privacy and data protection laws and regulations in all of the jurisdictions in which Gold Fields operates are uncertain and evolving. It is possible that regulators may interpret and apply these laws in a manner that is inconsistent with Gold Fields’ data processes and practices. Complying with these various laws and regulations is complex and could cause Gold Fields to incur substantial costs or require it to change its business practices and information, communication and technology system platforms in a manner adverse to its business. This includes legislation such as the General Data Protection Regulation (GDPR), a European Union-wide framework that sets out rules relating to the protection of personal data being processed in, or outside, the EU.
In Australia, Gold Fields’ data practices must comply with the Privacy Act 1988 (Cth) (Australian Privacy Act) and state-based surveillance laws. The Australian Privacy Act regulates the way an individual’s personal information is handled. Under the Australian Privacy Act, there is a mandatory scheme requiring entities to report data breaches to the Office of the Australian Information Commissioner (OAIC) and affected individuals if the breach is likely to result in serious harm to an individual whose personal information is involved. Following a series of high profile data breaches in 2022 involving both government agencies and public companies, the Australian Government passed the Privacy Legislation Amendment (Enforcement and Other Measures) Bill 2022, which introduced significantly increased penalties for serious and/or repeated privacy breaches and increased the OAIC’s ability to resolve breaches.
South Africa’s data protection legislation, the Protection of Personal Information Act, 2013 (POPIA), requires the processing of all personal information, which includes a legal entity’s information, to conform with POPIA’s provisions. The mining sector has historically and may in the future continue to experience confidentiality breaches, and failure to comply with data protection legislation, such as the GDPR, the Australian Privacy Act or POPIA may lead to public and private censure, regulatory penalties, fines and/or imprisonment, depending on the severity of the infraction, which could have a material adverse effect on Gold Fields’ business, operating results and financial condition.
Gold Fields has experienced, and may continue to experience, difficulties, operational delays, cost pressures and impact associated with the mine ramp-up at the South Deep operation in South Africa.
Gold Fields’ South Deep mine in South Africa has had a number of operational challenges since it was acquired in 2006. The key challenge has been the difficulty in transitioning the mine from a conventional mining operation to a safe, low grade, bulk, deep level mechanised mining operation. South Deep (which represented 64% of Gold Fields’ managed gold Mineral Reserves as at 31 December 2022) is a complex and unique mine, with issues that need to be addressed in a holistic manner. Since Gold Fields acquired South Deep, the mine has undergone various interventions to overcome its operational and financial challenges, including an organisational restructuring that was initiated in 2018, as well as the deployment of various improvement initiatives and technology. These initiatives underpin a seven-year ramp-up plan, in which Gold Fields seeks to improve overall output, productivity and reduce unit costs at South Deep. The initial ramp-up plan was further embedded between 2020 and 2022, incorporating a reduced workforce and mobile equipment levels in line with the overall mining activity which increased focus on core productivity and supported the cost improvements. Sustaining traction on the mine’s core strategic project themes, key performance indicators and enablers are integral to facilitating delivery on the production ramp-up over the medium-term and delivering LOM steady state volumes and projected financial metrics.
Failure by South Deep to maintain focus on the key issues f the mine in an increasingly complex socio-political landscape may result in the operation not achieving its expected production levels or the reduced unit costs contemplated by the organisational restructuring in a timely manner or at all. The actions taken by South Deep to address the these issues, including the restructuring, may not yield the expected results. In addition, further labour destabilisation, poor labour relations and low morale at South Deep may have a negative impact on production levels and costs. Any of the above could have a material adverse effect on Gold Fields’ business, operating results and financial condition.
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
For Gold Fields’ open pit operations, no assurances can be given that unanticipated adverse geotechnical and hydrological conditions, such as landslides and pit wall failures, which could result in potential ore loss and/or prevent or limit pit access, will not occur in the future or that such events will be detected in advance. Further, Gold Fields’ underground operations are also maturing, and mining is at deeper levels which may be more prone to seismicity. This is of particular concern at South Deep and the Wallaby underground operation at Granny Smith. Gold Fields had 38 damaging seismic events in 2022, compared to 36 damaging seismic events in 2021. South Deep accounted for 34 of these seismic incidents in 2022. All of

Gold Fields’ operations now have stress related mining issues. Gold Fields endeavours to use industry best practices in seismological monitoring and analysis in addition to the use of dynamic capable ground support in these operations. However, in Gold Fields’ underground operations, no assurances can be given that unanticipated adverse geotechnical and hydrological conditions, such as mine seismicity and inrushes, will not occur in the future or that such events will be detected in advance.
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
The continued status of South Africa’s credit rating as non-investment grade, as well as the grey-listing of South Africa by the Financial Action Task Force, may have an adverse effect on Gold Fields’ ability to secure financing.
In 2017, Standard & Poor’s and Fitch Ratings, Inc. (Fitch) downgraded South Africa’s sovereign credit rating to non-investment grade due to weak economic growth and a deterioration in public finances. In 2020, Moody’s followed suit and downgraded South Africa’s sovereign credit rating to sub-investment grade due to weak growth and a rise in government debt. In 2022, Moody’s changed South Africa’s sovereign credit rating outlook to stable from negative due to the likelihood of the South African government’s debt burden stabilising over the medium term. Moody’s also changed the outlook for ten corporates, including Gold Fields, to stable from negative as a reusult of a credit rating linkage with the South African sovereign rating. South Africa’s current sovereign credit ratings are BB- (stable outlook), Ba2 (stable outlook) and BB- (stable outlook) from Standard & Poor’s, Moody’s and Fitch, respectively.
The continued status of South Africa’s sovereign credit rating as non-investment grade by Standard & Poor’s, Moody’s or Fitch Ratings may adversely affect the South African gold mining industry and Gold Fields’ business, operating results and financial condition, particularly given the linkage and direct consequence of Moody’s credit ratings, by making it more difficult to obtain external financing or could result in any such financing being available only at greater cost or on more restrictive terms than might otherwise be available. The downgrades of South Africa’s sovereign credit rating could also have a material adverse effect on the South African economy as many pension funds and other large investors are required by internal rules to sell bonds once two separate agencies rate them as non-investment grade. Additionally, in February 2023, South Africa was “grey listed” by the Financial Action Task Force, which subjects it to increased monitoring and may have a negative impact on South Africa’s financial growth and discourage foreign investment. Any such negative impact on the South African economy may adversely affect the South African gold mining industry and Gold Fields’ business, operating results and financial condition.
The impact from, and measures taken to address, the COVID-19 pandemic have, and may continue to, adversely affect Gold Fields’ people, and may impact its business, operating results, cash flows and financial condition.
Gold Fields’ operations have been and may continue to be impacted by the COVID-19 pandemic. COVID-19 has resulted, and could continue to result, in serious illness (including incapacity) and death, or the quarantine of Gold Fields’ employees and contractors. These effects have been exacerbated by employees and contractors working in close proximity to each other in underground and surface mines and living in close quarters, particularly at Gold Fields’ remote operations. In addition, certain underlying health conditions, including conditions which compromise the immune system have worsened the outcomes among the individuals infected with COVID-19. Although COVID-19 vaccines have been administered globally, including in the regions where we operate, it is difficult to determine how effective these vaccines will be in the long run, particularly in relation to new variants.
Actions taken by governments or regulators in response to the COVID-19 pandemic have impacted and may continue to have a further material impact, on our operations and lead to an increase in our costs. While most governments have eased travel restrictions and lockdown measures, rapidly changing government requirements and the varying approaches adopted by different governments may continue to disrupt our operations.
COVID-19 has also contributed to Gold Fields’ ability to meet its strategic objectives, particularly in relation to the Salares Norte project. In 2022, Gold Fields indicated that first gold production was expected to occur in the second quarter of 2023. However, partly due to the skills shortages caused by COVID-19, first gold production likely to occur in the fourth quarter of 2023. The delays at Salares Norte have adversely impacted Gold Fields’ cost and production guidance.
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
A portion of Gold Fields’ operations in South Africa, Australia and Peru are currently conducted by outside contractors, and in Ghana, Gold Fields relies on contract mining at the Damang and Tarkwa mines. Gold Fields’ operations at sites utilising contractors or contract mining are subject to a number of risks, some that are outside Gold Fields’ control, including contract risk, execution risk, dispute and litigation risk, regulatory risk and labour risk, which could result in additional costs and liabilities, particularly in the stressed Australian labour market. For example, in December 2019, Gold Fields terminated its contract with BCM Ghana Limited (BCM) in respect of mining services at the Damang mine, and the termination became the subject of a dispute between BCM and Gold Fields. Under the terms of its agreement with BCM, Gold Fields was expected to purchase certain fleet and inventory from BCM. As at 31 December 2020, a total of U.S.$39.5 million was recognised in trade and other payables of which U.S.$29.4 million related to the mining equipment Gold Fields was expected to purchase from BCM with corresponding entry recognised in the financial statements as held for sale. As at 31 December 2022, the amount recognised in trade and other payables was U.S.$10.1 million in line with Gold Fields’ assessment of potential liability in respect of the dispute. The U.S.$29.4 million held for sale asset and related payable was de-recognised in the financial statements for fiscal 2021. See “Annual Financial Report—Notes to the consolidated financial statements—Note 27.1 Trade and other payables”. As a result, to continue mining operations at Damang, Gold Fields had to hire third party mining equipment at a cost of approximately U.S.$18 million for use by the new mining contractor. The BCM dispute may result in protracted litigation. Gold Fields could incur significant costs as a result of such potential litigation. Gold Fields has initiated arbitration proceedings at the Ghana Arbitration Centre. The dispute is ongoing following the appointment of arbitrators after the conclusion of the preliminary processes and the outcome of the dispute remains uncertain.
In 2022, new provisions applicable to labour outsourcing were introduced in Peru. These provisions prohibited the outsourcing of core business activities, when carried out with displacement on a permanent basis. Gold Fields filed a court application to declare such provisions inapplicable to it, as well as a complaint against the Peru Ministry of Labour with the National Institute for the Defence of Competition and the Protection of Intellectual Property (INDECOPI) for having established bureaucratic barriers, challenging the legality and reasonableness of the prohibitions and obligations imposed by the new provisions. INDECOPI granted Gold Fields a precautionary measure, thus temporarily suspending the effects of this regulation until the issuance of a final judgement. INDECOPI also issued a first instance resolution in favour of Gold Fields. There can be no guarantee that Gold Fields’ challenges will be successful in the final instance.
Mining contractors are also vulnerable to issues relating to commerciality, liquidity and solvency, which may result in mining operators such as Gold Fields providing additional financial support to mining contractors. Such issues may be particularly acute in volatile macroeconomic or hyperinflationary environments. For example, in February 2020, Gold Fields approved an advance payment, recoverable over 36 months (which was extended in 2021 to 60 months), of approximately U.S.$68.0 million (of which U.S.$41.1 million has been accounted as an expected credit loss adjustment in Gold Fields’ consolidated financial statements) to one of the mining contractors at its operations in Ghana for the purchase of mining equipment. In addition, U.S.$13.6 million was advanced to one of the mining contractors which is recoverable over 12 months (short-term) mainly from monthly progress claims. As at the end of fiscal 2022, an additional U.S.$3.9 million of the loan amount and U.S.$13.6 million receivable (short-term) was provided, resulting in a total expected credit loss of approximately U.S.$58.6 million. However, the local mining contractors in Ghana continue to experience financial difficulties. In addition to being significantly less expensive than owner mining, the current contract mining model is still preferred to owner mining in Ghana due to a number of factors, including the large capital outlay for fleet replacement as well as the labour inflexibility and liabilities associated with owner mining. While Gold Fields has taken steps to implement a comprehensive strategy establishing contract mining sustainability in its West Africa operations, including signing an amended mining contract with a mining contractor incorporating additional financial safeguards, there is no guarantee that such measures will be successful. In addition, inflation began to increase significantly in the countries in which Gold Fields operates in the latter half of 2021 and into 2022, further resulting in out of contract requests for support from affected contractors, including in Gold Fields’ Australian operations.

The occurrence, or prolonged continuation, of one or more of these risks could have a material adverse effect on Gold Fields’ business, operating results and financial condition.
Theft of gold and copper bearing materials and production inputs, as well as illegal and artisanal mining, occur on some of Gold Fields’ properties, are difficult to control, can disrupt Gold Fields’ business and can expose Gold Fields to liability.
A number of Gold Fields’ properties have experienced illegal and artisanal mining activities and theft of gold and copper bearing materials and copper cables (which may be by employees or third parties). These activities could lead to future interference with Gold Fields’ operations and result in conflict situations that present a security threat to human life and property. Following an armed robbery at South Deep in 2019, extensive work has been done to upgrade the mine’s access and perimeter security to ensure that critical infrastructure is adequately protected. As perimeter security processes are strengthened, criminals are turning to more sophisticated means to commit crime.
Illegal and artisanal mining is associated with a number of negative impacts, including environmental degradation and human rights abuse. Effective local government administration is often lacking in the locations where illegal and artisanal miners operate because of rapid population growth and the lack of functioning structures which can create a complex and unstable social environment. In Ghana, the government lifted its ban on small scale mining in 2018. The government also indicated its intention to withdraw military personnel who were deployed to mining concessions to provide security and help prevent encroachment by illegal miners. To fill the void that would be created by the absence of the military, the Ghanaian Chamber of Mines (the Chamber) is negotiating a security agreement with the Ghana Police Service, on behalf of its members. The security agreement is yet to be signed.
The activities of illegal and artisanal miners could lead to depletion of Mineral Resources and Reserves, potentially affecting the economic viability of mining certain areas and shortening the lives of the operations as well as causing possible operational disruption, project delays, disputes with illegal miners and communities, pollution, damage to property, personal injury or death. It is possible that mine owners may be held responsible for the actions of such illegal miners or for any damages, injuries or fatalities that occur due to their actions.
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
If there is a significant increase in the incidence of HIV/AIDS infection and related diseases among the workforce, this may have a material adverse effect on Gold Fields’ business, operating results and financial condition. See “Integrated Annual Report—Strategic Pillar 1: Maximise Potential From Current Assets Through People and Innovation—Building a Safe and Respectful Workplace—HIV/Aids”.
Risks related to environmental, social and corporate governance
Economic, political or social instability in the countries or regions where Gold Fields operates may have a material adverse effect on Gold Fields’ operations and profits.
In fiscal 2022, 13%, 32%, 44% and 11% of Gold Fields’ gold-equivalent production was in South Africa, Ghana, Australia and Peru, respectively. In fiscal 2022, Gold Fields also continued construction on the Salares Norte project in Chile. Changes or instability in the economic, political or social environment in any of these countries or in neighbouring countries could affect investment in Gold Fields.
High levels of unemployment, particularly among the youth, and a shortage of critical skills in South Africa, despite increased government expenditure on education and training, exacerbated by ongoing loadshedding and degradation of infrastructure, remain issues and deterrents to foreign investment. The volatile and uncertain labour and political environments, which severely impact the local economy and investor confidence, has led, and may lead, to further downgrades in national credit ratings, making investment more expensive and difficult to secure. See “—Gold Fields’ operations and profits have been and may continue to be adversely affected by trade union activity and new and existing labour laws” and “—The continued status of South Africa’s credit rating as non-investment grade may have an adverse effect on Gold Fields’ ability to secure financing”. This may restrict Gold Fields’ future access to international financing and could have a material adverse effect on Gold Fields’ business, operating results and financial condition.
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
Following a general election in 2019, Cyril Ramaphosa was re-elected as President of South Africa, with the next election taking place in 2024. In 2022, Australia held a federal election which resulted in the election of a new government, led by Prime Minister Anthony Albanese. The next federal elections in Australia are due to be held in 2026. Western Australia held state elections in 2021, and the WA Labor Party (led by State Premier Mark McGowan) was re-elected for a second term. The next state election is due to be held in 2025. In Ghana, following a general election, Nana Akufo-Addo was re-elected for a second four-year term as president in 2020. In 2021, Peru held a general election and Pedro Castillo was elected President for a five-year term. However, he was impeached in December 2022. As a result, Vice President Dina Boluarte was sworn into office as mandated by the Peruvian Constitution. Subsequently, social unrest increased and protests broke out across the country. In an attempt to calm the social unrest, the Congress of Peru is debating a bill to hold early elections in either 2023 or 2024. Chile held its general elections in 2021, and Gabriel Boric was elected as President for a four-year term. It is not certain what, if any, political, economic or social impacts the newly elected, appointed or re-elected governments will have on South Africa, Australia, Chile, Peru or Ghana, respectively, or on Gold Fields specifically.
Peru’s local authorities (the regional governor, the provincial mayor and the district mayor) have previously expressed concern regarding the lack of clean and values-based mining within their communities and the new central government of Peru has expressed concern that social instability has increased in the surrounding communities in Cerro Corona. In addition, engagement with community stakeholders, including in Peru and South Africa, can pose challenges to local management and any inability to properly manage these relationships may have a negative impact on our production or associated costs. There is also the potential for social instability, protests or organised criminal activity in the communities near Gold Fields’ South Deep, Cerro Corona, Damang and Tarkwa mines relating to, among other things, community investment, unemployment, environmental concerns, service delivery by local government or other issues. To date, the protests near Cerro Corona relating to the social unrest following Pedro Castillo’s removal have been peaceful.
In addition, several parts of Chile, including Santiago, experienced extended civil unrest between late 2019 and early 2020, resulting in the declaration of a state of emergency in several major cities. Further smaller scale protests occurred in the lead up to Chile’s constitutional referendum in October 2020, when voters elected to form a constitutional convention to rewrite Chile’s constitution. Since then, civil unrest has declined considerably and is confined to the Araucania region, located in the southern part of Chile. In February 2022, the constitutional convention’s environmental committee submitted a proposal to nationalise Chile’s copper, lithium and gold mines. This proposal, which required two thirds of the full constitutional convention, was rejected and was therefore not included in the constitutional text that was submitted to popular vote. The new constitution was put to voters on 4 September 2022 and was rejected. As Gold Fields continues construction on the Salares Norte project in Chile, any unrest, or any unforeseen or unfavourable changes stemming from any future new constitution, such as a proposal to nationalise Chile’s gold mines, may delay or halt such construction or production as the project is commissioned, which could have a material adverse effect on Gold Fields’ business, operating results and financial condition.
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
Occurrence of any such developments could result in Gold Fields experiencing opposition or disruptions in connection with any of its operations. Such opposition or disruptions to any of Gold Fields’ operations, in particular, if it has an adverse impact or costs or causes any stoppages (including as a result of any protests aimed at government and other mining operations that affect operations) could have a material adverse effect on Gold Fields’ business, operating results and financial condition.
If Gold Fields loses senior leadership or is unable to hire and retain sufficient technically skilled employees or sufficient representation among marginalised or underrepresented persons in management positions its business may be materially adversely affected.
Gold Fields’ ability to operate and/or expand effectively depends largely on the experience, skills and performance of its senior leadership team and technically skilled employees. The mining industry, including Gold Fields, continues to experience a global shortage of qualified senior leadership and technically skilled employees. During 2022, five members of the Executive Committee departed the Company and recently, the Board of Directors initiated a process to appoint a new CEO, which may be impacted by such challenges Further, in particular, there are shortages of mechanised mining skills in the South African and Australian gold mining industries and a shortage of technically qualified employees in the Peruvian and Chilean gold mining industries. The ability of Gold Fields to secure a future pipeline of appropriately skilled employees is also uncertain due to a decline in those seeking to train in the technical areas relevant to the mining industry. Gold Fields may be unable to hire or retain appropriate senior leadership, technically skilled employees or other management personnel, or may have to pay higher levels of remuneration than it currently intends in order to do so.
Additionally, Gold Fields takes proactive steps to ensure participation among marginalised or underrepresented persons (including Historically Disadvantaged Persons (as defined in the MPRDA) (HDSAs), women and people with disabilities) at all levels within the Group, including at the Board and other relevant management levels, and at all occupational levels. In some instances, including in South Africa Gold Fields must ensure that there is sufficient participation of marginalised or underrepresented persons (including HDSAs, women and people with disabilities) as a condition of its mining rights. See “—

Gold Fields’ mineral rights are subject to legislation, which could impose significant costs and burdens and may impose certain ownership requirements, the interpretation of which is the subject of dispute”. If Gold Fields is not able to hire and retain appropriate management and technically skilled personnel or is unable to obtain sufficient representation of marginalised or underrepresented persons (including HDSAs, women and people with disabilities) at the board level and in management positions or if there are not sufficient succession plans in place, this could have a material adverse effect on its business (including resulting in the imposition of fines and having a negative effect on production levels), operating results and financial position.
Gold Fields may not be able to operate successfully if our employees are not able to perform their roles in a safe and respectful work environment.
Gold Fields’ success is dependent on the contributions of our people. Our ability to achieve our operating goals depends upon our ability to recruit, hire, retain and develop qualified and diverse personnel. We are fundamentally committed to creating and maintaining a physically and psychologically safe work environment in which employees are treated fairly, with dignity, decency, respect and in accordance with the company’s values and all applicable laws. We recognise that bullying, sexual harassment and harassment based on other protected categories, including race, have been prevalent in every industry, including the mining industry. Features of the mining industry, such as being a historically hierarchical and male-dominated culture, create risk factors for harmful workplace behaviour. For example, in 2021, an inquiry was held by the Parliament of Western Australia into the sexual harassment and assault of women in the Western Australian mining industry. Over the course of the inquiry, a large number of submissions were made, resulting in significant adverse media for the industry. In June 2022, the inquiry published its findings, to which the Western Australian government responded in September 2022 by accepting, or accepting in principle, all recommendations pertaining to government.
Gold Fields does not tolerate discrimination and/or harassment of any kind (including in relation to sexual orientation, gender identity, race, religion, ethnicity, age, or disability, among others). In 2022, Gold Fields engaged Elizabeth Broderick & Co to carry out an independent review examining its workplace culture. Despite the measures that Gold Fields undertakes, its policies and processes may not prevent or detect all potential harmful workplace behaviours. We occasionally identify or are apprised of information or allegations that certain employees, affiliates, contractor workers, agents or associated persons may have engaged in harmful behaviours and improper, inappropriate or unlawful conduct, including but not limited to bullying, discrimination and/or harassment. In 2022, the Gruyere mine was the subject of allegations of sexual assault and harassment that were made in the course of a televised current affairs program. These allegations were subsequently the subject of a regulatory investigation. If Gold Fields fails to maintain a safe, respectful and inclusive work environment, it could adversely impact employee attraction, engagement, performance, productivity and retention; result in potential legal claims and/or adverse media and/or otherwise damage the Company’s reputation, which could have a material adverse effect on our business, results of operations and financial condition.
Gold Fields’ operations are subject to extensive environmental, health and safety regulations, which could impose additional costs and compliance requirements and Gold Fields may face claims and liability for breaches, or alleged breaches, of such regulations and other applicable laws.
Gold Fields’ operations are subject to extensive environmental, health and safety laws, regulations, permitting requirements and standards. These regulations oversee, among other things, the protection of the environment, pollution, water management, waste disposal, occupational health, safety and wellbeing, including mine safety, toxic substances, cultural heritage, the management and sustainable closure of operations, and the protection of endangered and other special status species.
In addition to compliance with local laws and regulations, our operations are also increasingly subject to stakeholder expectations concerning the application of stringent internationally recognised environmental, health and safety and social standards and benchmarks. Such standards include the ICMM Mining Principles, Position Statements and Performance Expectations, the WGC Responsible Gold Mining Principles, IFC Performance Standards and other World Bank guidelines. The application of such standards could impose significant compliance costs on the Company. Certain financial institutions from whom the Company borrows money may also require compliance with any of these standards the subsequent deviation from which could prevent or adversely affect our financial condition, existing financing arrangements and ability to secure future financing.
The environmental and health and safety laws and regulations applicable to Gold Fields impose significant compliance costs and subject the Company to enforcement actions and potential litigation.
Compliance Costs
Gold Fields has incurred and may in the future incur significant costs to comply with environmental, social, health and safety requirements imposed under existing or new legislation, regulations or permit requirements, or to comply with changes in existing laws and regulations or the manner in which they are applied. For example, Gold Fields is required to secure estimated mine closure liabilities. In 2022, Gold Fields’ total gross mine closure liability was approximately U.S.$565 million. The funding methods used to make provision for the required portion of these mine closure cost liabilities, in accordance with in-country legislation, are as follows:
•South Africa: contributions to environmental trust funds and guarantees;
•Ghana: reclamation bonds underwritten by banks, and restricted cash;
•Australia: while there is an annual levy payable to the state of Western Australia of 1.0% of the total mine closure liability, this goes into a State-administered fund known as the Mine Rehabilitation Fund, which is used to rehabilitate legacy sites or sites that have been prematurely closed or abandoned. As a consequence, Gold Fields’ Australian operations self-fund all mine closure liabilities; and

•Peru: based on Peruvian legislation, management expects mine operations to obtain yearly bank guarantee letters that represent a percentage of the total mine closure liability, in order to support compliance with legal obligations related to closure activities (which includes progressive and final closure obligations).
Enforcement Actions
Regulators are increasingly focusing on the enforcement of applicable environmental, health and safety laws and regulations and permitting requirements, including in the jurisdictions where Gold Fields operates. Enforcement actions may cause Gold Fields’ operations to cease or to be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Non-renewal or suspension of permits, the inability to secure new permits, or the imposition of additional conditions could eliminate or severely restrict Gold Fields’ ability to conduct its operations.
Regulators can and do issue, in the ordinary course, instructions following safety incidents to partially or completely halt operations at affected mines. It is Gold Fields’ policy to halt production at its operations when serious incidents occur in order to rectify hazardous situations and, if necessary, retrain workers. Subsequent to year-end, Tarkwa recorded one fatality. In 2022, St. Ives recorded one fatality and as a result, the Western Australia safety regulator issued a prohibition notice in relation to raisebore activities at the mine. In 2022, the DMRE conducted site visits, audits and inspections, none of which resulted in issuing section 54 notices (where the mine may have to stop operations). However, three section 55 notices were issued, which have been subsequently closed out. A section 93 notice was also issued in contravention of the MPRDA that related to non-compliance with the approved Social and Labour Plan of 2018 to 2022. In addition, there can be no assurance that trade unions will not take industrial action in response to such incidents which could lead to production losses. Any additional stoppages in production, or increased costs associated with such incidents, or other safety related matters, could have a material adverse effect on Gold Fields’ business, operating results and financial condition. Such incidents may also negatively affect Gold Fields’ reputation with, among others, employees, trade unions and regulators.
In Western Australia, the WHS Act became operational in 2022, replacing the existing occupational safety legislation and with new legislation and regulations which impose more extensive workplace health and safety obligations on Gold Fields’ operations in Western Australia. These obligations include imposing personal responsibility obligations upon officers of companies such as Gold Fields in relation to compliance with health and safety obligations, as well as extensive obligations in relation to the representation and consultation of workers and contractors. The legislation also brings the identification and management of psychosocial hazards in line with the treatment of physical risks. Breaches of any such obligations by Gold Fields or its officers may result in criminal liability. The WHS Act also introduced the new offence of industrial manslaughter for certain workplace fatalities, which may carry significant penalties and fines applicable to individuals and companies.
Litigation
Gold Fields has been, and may in the future also be, subject to litigation and other costs as well as actions by authorities relating to environmental, social, climate change, and health and safety matters, including mine closures, the suspension of operations, legal representation during accident inquiries and prosecution for mining incidents as well as significant penalties and fines for non-compliance. South African legislation grants legal standing to a wide range of interest groups to institute legal proceedings to enforce their environmental rights, which are enforceable against private entities. In the future, Gold Fields may also be subject to litigation in South Africa brought by members of the community affected by environmental-related impacts, as well as non-governmental organisations (NGOs) and public bodies. In this regard, recent case law in South Africa has provided a precedent for private prosecution by environmental NGOs for environmental infringements and non-compliance with key environmental legislation. South African legislation also provides for potential director, shareholder and lender liability for environmental damage in certain circumstances. Similarly, legislation in Peru allows for the disqualification and joint liability of directors and majority shareholders for certain environmental damages. Any closure of a mine in violation of an approved mine closure plan is an aggravating factor to the environment contamination crime regulated under article 305 of the Peruvian Criminal Code. Further, contravention of environmental and health and safety laws and regulations may also constitute a criminal offence and result in a fine or imprisonment, or both in addition to administrative penalties.
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
In 2018, a group of six South African mining companies, including Gold Fields, concluded a settlement agreement with the attorneys representing claimants in a silicosis and tuberculosis class action. See “—Environmental and Regulatory Matters—South Africa—Health and Safety—Silicosis and Tuberculosis Settlement Agreement”. Gold Fields has provided for the estimated cost of the above settlement based on actuarial assessments and the provisions of the settlement agreement. At 31 December 2022, the provision for Gold Fields’ share of the settlement of the class action claims and related costs amounts to U.S.$10.5 million (R178.9 million). The nominal value of this provision is U.S.$14.4 million (R244.7 million), however, the ultimate outcome of this matter remains uncertain, with the number of eligible workers (or their dependents) successfully submitting claims and receiving compensation being uncertain. The provision is consequently subject to adjustment in the future. See “Annual Financial Report—Notes to the consolidated financial statements—Note 35.

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
There is increasing pressure to demonstrate that, while a satisfactory return on investment for shareholders is sought, the environmental, human rights (including diversity, equity and inclusion, and workplace respect) and other key sustainability issues must be proactively and responsibly managed (including through supply chains), and that all stakeholders, such as employees and contractors, host communities and the governments of the countries in which Gold Fields operates, also benefit from Gold Fields’ commercial activities. There is also increasing action by members of the general financial and investment communities, such as asset managers, sovereign wealth funds, public pension funds, universities, civil society and other groups, to promote improvements in environment, social and governance (ESG) performance by us and others.
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
In order to maintain its social licence to operate, Gold Fields may need to design or redesign parts of its mining operations to minimise their impact on such communities and the environment, either by changing mining plans to avoid such impact, by modifying operations, by changing planned capital expenditures or by relocating the affected people to an agreed location. Anti-mining sentiments in some of the communities in which Gold Fields operates have been exacerbated by factors such as high unemployment and violent crime rates, land acquisition and involuntary resettlement, artisanal and small-scale mining, rights of indigenous peoples and respect for cultural heritage, government service delivery failure, environmental incidents and blasting incidents, declining community benefits resulting from operational changes as well as non-mining related socio-political challenges. If any of our operations are halted or projects delayed as a result of Gold Fields failing to attain and maintain community support, or due to any other community-related disruptions such operations or projects could decrease in value or we may be unable to maintain our operations or bring such projects into production.
Responsive measures may require Gold Fields to take costly and time-consuming remedial measures, including providing compensation for land and contributing to the restoration of livelihoods of those impacted. In addition, Gold Fields is obliged to comply with the terms and conditions of all the mining rights it holds in South Africa. To this end, the Social and Labour Plan (SLP) provisions of our mining rights must take into account local economic development, among other obligations. See “—Gold Fields’ mineral rights are subject to legislation, which could impose significant costs and burdens and may impose certain ownership requirements, the interpretation of which is the subject of dispute—South Africa”. Gold Fields also undertakes social and economic development spending in Australia, Chile, Ghana and Peru, either voluntarily and/or as a condition of its mining rights. See “Integrated Annual Report—Value Creation For Stakeholders—Communities”. In addition, as Gold Fields has a long history of mining operations in certain regions or has purchased operations which have a long history, issues may arise regarding historical, as well as potential future environmental or health impacts in those areas.
The cost of measures and other issues relating to the sustainable development of mining operations has placed significant demands on our resources and could increase capital and operating costs and have a material adverse impact on Gold Fields’ reputation, business, operating results and financial condition.
Due to the nature of mining and the extensive environmental footprint of the operations, environmental and industrial incidents and pollution may result in operational disruptions such as stoppages which could result in increased production costs as well as financial and regulatory liabilities.
Gold mining by its nature involves significant risks and hazards, including environmental hazards and industrial and mining incidents. These may include, for example, seismic events, explosions, fires, cave-ins and blockages, flooding, discharges of gases and toxic substances, contamination of water, air or soil resources, radioactivity and other incidents or conditions resulting from mining activities including, among other things, blasting and the transport, storage and handling of hazardous materials. For example, in 2022, a trailer mounted tank with 33.85 tonnes of ammonium nitrate emulsion (ANE) in transit to Gruyere mine exploded after burning for approximately two hours. While Gold Fields has not experienced any level 3 (or above) environmental incidents since 2019, there were 10 and seven level 2 environmental incidents during 2022 and 2021, respectively. In Peru, the Assessment and Environmental Control Agency (OEFA) imposed a fine against Gold Fields of approximately U.S.$2.8 million in 2021. Gold Fields elected to pay the fine in order to avoid any coercive execution measures while challenging the fine in court. There is no guarantee that Gold Fields’ challenge will be successful.
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
Energy is a significant input and cost to Gold Fields’ mining and processing operations, with its principal energy sources being electricity, purchased petroleum products, and increasingly, renewable energy sources. A number of governments or governmental bodies, have introduced or are contemplating regulatory changes in response to the potential impact of climate change. Many of these contemplate restricting emissions of greenhouse gases or otherwise imposing a price on those emissions in jurisdictions in which Gold Fields operates.
The South African government introduced a carbon tax under the South African Carbon Tax Act No. 15 of 2019 (South African Carbon Tax Act), which is designed to levy a tax on the person who conducts an activity in South Africa that results in greenhouse gas emissions equal to or above a certain threshold. The carbon tax design requires the calculation of liability to be based on the sum of “scope 1” greenhouse gas emissions, which result from fuel combustion, industrial processes and fugitive emissions. With respect to South Deep, the applicable greenhouse emitting activities include direct emissions from diesel fired generators and vehicles. The carbon tax for emissions resulting from liquid fuels such as diesel and petrol is included in the fuel tax regime. Consequently, these emissions are excluded from the greenhouse gas emissions on which carbon tax under the South African Carbon Tax Act is calculated.
Taxpayers must determine emissions in accordance with a reporting methodology approved by the Department of Forestry, Fisheries and the Environment (DFFE), or the prescribed formulas in the South African Carbon Tax Act.
The first phase of the South African Carbon Tax Act applies to “scope 1” emissions from 1 June 2019 to 31 December 2025. Under the first phase, the carbon tax rate for tax liable entities was R144 and R159 per tonne of the carbon dioxide equivalent (CO2e) of their net greenhouse gas emissions for fiscal 2022 and fiscal 2023, respectively. However, pursuant to certain allowances under the South African Carbon Tax Act, the effective carbon tax rate will vary as a result of available allowances. For example, the effective carbon tax rate varied from R7 to R54 per tonne of CO2e emitted for fiscal 2022. Such allowances include, a basic tax-free allowance, an increased tax-free threshold for trade exposed sectors, the recognition of emission reduction efforts, and the use of carbon offsets against a carbon tax liability. The South African Carbon Tax Act allows mining companies such as Gold Fields to reduce their carbon tax liability by using offset credits up to a maximum of 10% of their greenhouse gas emissions. On 1 January 2023, the rate of carbon tax increased to a fixed amount of R190 per tonne of CO2e emitted for the tax period of fiscal 2024 and R235 per tonne of CO2e emitted for fiscal 2025. The South African government indicated that a review of the impact of the carbon tax will be conducted before the second phase of the South African Carbon Tax Act is implemented.
In fiscal 2022, South Deep’s eligible “scope 1” emissions were from liquid fuels and the mine had no carbon tax liability beyond that which was included in fuel prices. The carbon tax has not had an impact on the price of electricity. However, should Eskom be required to pass on the cost of the tax from its emissions to customers, electricity tariffs may rise significantly. Further, other commodities that South Deep consumes may see price increases as the tax is passed through the market.
The Australian government has committed to reaching net zero emissions by 2050 and, in 2022, announced additional emissions reduction targets of 43% on 2005 levels by 2030. Australia has recently passed the Climate Change Act 2022 (Cth) which enacted the 2030 and 2050 targets in legislation. The Australian government has also progressed reforms in a number of sectors to align with its climate targets, including amendments to the Safeguard Mechanism, the primary tool to limit emissions from large emitting facilities. Both the Gruyere and Granny Smith mines are regulated under the Safeguard Mechanism and will be subject to the proposed changes to facility baselines if the amendments are passed. Where a facility’s emissions exceed its baseline, the facility will need to surrender Australian Carbon Credit Units (ACCUs) or a new instrument called a Safeguard Mechanism Credit (SMC). SMCs will be able to be created where a facility keeps its emissions below its baseline. The proposed measures remain subject to the adoption by the Australian parliament and there remains political uncertainty regarding their implementation. If these measures are adopted and the emissions from the relevant facilities are above their baseline, Gold Fields will need to procure ACCUs or SMCs on market and will be subject to additional costs and market price fluctuations for those credits as a result.
In April 2018, Peru released a climate change framework law seeking collaboration between the Peruvian government and the private sector, which regulation was approved in 2019 (the Climate Change Framework). The Climate Change Framework is intended to realise Peru’s nationally determined contribution by reducing emissions by up to 30% by 2030. The Climate Change Framework also seeks to meet a 20% carbon reduction goal through the energy, industry, and waste sectors. In July 2020, a climate change committee was established which is expected to work on proposing actions to implement Peru’s goals. Additionally, in October 2020, Peru launched the “National Registry of Mitigation Measures”, a virtual platform to register and monitor greenhouse gas emission reductions and monitor Peru’s compliance under the Paris Agreement, a legally binding international treaty on climate change. Assessments of the potential impact of this and other future climate change regulations are uncertain, given the wide scope of potential regulatory change in countries in which Gold Fields operates.
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
Gold Fields has announced a range of ESG-related targets for 2030 and beyond, including: (i) safety, health, wellbeing and environment targest ofzero fatalities, serious injuries or environmental incidents; (ii) increased gender diversity and representation of women; (iii) tailings management; (iv) water stewardship to achieve a 45% reduction in freshwater use from a 2018 baseline; (v) decarbonisation targets to achieve a 50% absolute and 30% net emissions (Scope 1 and 2) reduction against a 2016 baseline and net zero emissions by 2050; and (vi) stakeholder value creation, including six legacy programmes benefitting host communities under implementation by 2030. Gold Fields cannot guarantee that it will meet all these targets. The climate crisis and socio-political challenges cannot be addressed by Gold Fields, or any organisation, on its own. Gold Fields’ progress is dependent not only on its own actions but on the governments of its countries of operation, providing clear, early regulatory policy to help drive the change needed to meet its targets as well as the actions of those in Gold Fields’ value chain and wider society. Further, a number of jurisdictions have or are contemplating the introduction of mandatory climate-related financial disclosure. Such rules would place an additional compliance and audit burden on Gold Fields. Failure to meet its targets could have a material adverse effect on Gold Fields’ business, operating results and financial condition as well as posing reputational and litigation risks.
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
In Australia, Gold Fields is required to obtain a water licence from the Western Australian Department of Water and Environmental Regulation (DWER) to enable both the extraction and discharge of water for its mining activities. A water licence is granted subject to conditions and limitations with which the licence holder must comply. Contravening the conditions of a water licence is an offence and can lead to the licence being cancelled or suspended. A water licence can also be cancelled or suspended in various other circumstances, including where the Minister for Water or the Minister for Environment of Western Australia is of the opinion that the cancellation or suspension is necessary or desirable to protect the water resource or associated environment from unacceptable damage. Gold Fields has obtained the necessary water extraction and discharge licences (or have alternative supply arrangements in place) to support its current operations in Australia, but there remains a risk that these licences will become subject to more onerous conditions in the future or may not continue to meet operational requirements. In addition, there is no guarantee that any current alternative supply arrangements remain in place for the timeframes required, or otherwise continue to meet operational requirements.
In Peru, a water quality discharge standard was introduced, which contained several stringent requirements and mines were given three years to submit their plans for adaption. La Cima’s plan was approved by the authorities in September 2021, which must be implemented within three years of approval. See “—Environmental and Regulatory Matters—Peru—Water Quality Standards”. Gold Fields is currently preparing a detailed technical implementation plan based on the proposed plan approved by the regulators. As part of its plan, Gold Fields concluded the detailed engineering for a new water treatment plant for the TSF in order to discharge water to the Tingo river. The construction and ramp-up of the new water treatment plant is planned for 2024. In addition, Gold Fields is preparing the engineering for the implementation of a low permeability layer in the area of the equipment scale of Cerro Corona, which is expected to be implemented by 2024. If Gold Fields faces any problems or delays in the implementation of its plan, it may be subject to fines, sanctions and penalties.
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
Acid mine drainage (AMD) and acid rock drainage (ARD, together with AMD, Acid Drainage or AD) is formed when certain sulphide minerals in rocks are exposed to oxidising conditions (such as the presence of oxygen, combined with water). AD can occur under natural conditions or as a result of the sulphide minerals that are encountered and exposed to oxidation during mining or during storage in waste rock dumps, ore stockpiles or tailings storage facilities (TSF). The acidic water that forms usually contains iron and other metals if they are contained in the host rock.
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
Gold Fields’ mine closure cost estimate (namely environmental rehabilitation cost provisions) for fiscal 2022 contains those aspects of AD management (namely tailings facilities, waste rock dumps, ore stockpiles and other surface infrastructure), which management has been able to reliably estimate. However, there could be no guarantee that Gold Fields’ current cost estimate, including the cost of AD treatment and other types of post-closure water treatment, reflects all relevant factors and, as such, the actual closure costs may be higher.
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
Furthermore, if Aboriginal cultural heritage sites are damaged or materially altered as a result of current or future operations, Gold Fields could be subject to criminal and/or civil penalties under relevant legislation and may suffer reputational damage. In 2020, despite having certain authorisations under the relevant legislation, a mining company operating in Western Australia was subject to a federal inquiry after an Aboriginal cultural heritage site was destroyed on their mining tenure, which also resulted in a significant adverse reaction from the community and the company’s shareholders and led to extensive reputational damage. Subsequently, an inquiry recommended the replacement or supplementing of Western Australia’s (then) Aboriginal Heritage Act (AHA), by overarching Commonwealth legislation, and a moratorium on certain approvals issued under that act. Neither of those recommendations were actioned, but the Australian government has accepted, but not yet implemented, the recommendations and may embark on legislative reform in the future.
In the meantime, in 2021, the Western Australian Government passed legislation that will replace the AHA in its entirety, which is expected to occur in mid-2023 once the legislation is fully operational. The legislation will significantly increase the consultation, engagement and authorisation obligations of mining companies, and impose higher financial penalties for offences involving interference with relevant sites or objects, all of which could have a material adverse effect on Gold Fields’ business, operating results and/or financial condition. See “—Environmental and Regulatory Matters—Australia—Cultural Heritage”.
Compensation may be payable to native title holders in respect of Gold Fields’ Australian operations.
The Native Title Act 1993 (Cth) (the Native Title Act) allows native title holders (i.e. Aboriginal and Torres Strait Islander people who have secured a determination of native title) to seek compensation for any extinguishment or impairment of their native title rights and interests which occurred following the commencement of the Racial Discrimination Act (1975) (Cth). The Commonwealth of Australia, its states and territories are generally responsible for any native title compensation for acts (such as the granting of land and mining tenure) attributable to them. However, this liability may be passed on to third parties (including the holders and former holders of mining tenure) either contractually or by legislation.

A number of compensation claims in various states and territories across Australia have resulted following the High Court’s decision in 2019 to award compensation of approximately A$2.5 million to native title holders in Timber Creek in the Northern Territory in connection with the Timber Creek Decision. However, the Timber Creek Decision did not address how compensation was to be assessed where the impact on native title is caused by interests (such as mining leases) which impair native title rights without extinguishing them.
With respect to the lands related to Gold Fields’ mines, native title has been recognised in part or in whole over the St. Ives, Gruyere and Agnew mines. Consequently, the native title holders for each of these areas are entitled to commence compensation claims (to the extent that such rights have not been waived). Accordingly, in June 2020, the Tjiwarl People, who have native title claims over part of the lands upon which the Agnew mine is situated, brought two compensation claims against the state of Western Australia for damage and loss of access to land known as the Tjiwarl Claims. Unlike the Timber Creek Decision, this claim (if not settled by the parties) may address issues such as the “pass on” provisions contained in the Mining Act 1978 (WA) (through which the State of Western Australia seeks to pass on any compensation liability to mining tenure holders), and the assessment of compensation payable in relation to the grant of resources interests. Gold Fields has joined as a party to the proceedings to preserve the ability to participate to the extent its interests are potentially impacted, but the state of Western Australia may seek to apply to remove Gold Fields as a party if it finds that Gold Fields does not have sufficient interest to justify its participation. Furthermore, in 2020, some members of the broader Yilka and Sullivan Edwards group commenced a native title compensation claim in the Federal Court, although that claim has now been dismissed.
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
Mining companies face inherent risks in their operation of tailings storage facilities. Tailings storage facilities are structures designed and managed to contain fine mining waste, known as tailings. Tailings are a by-product of mining, consisting of the processed rock or fine grit left over from separating the commodities of value from the rock within which they occur. However, tailings storage facilities expose Gold Fields to certain risks that could be detrimental to operations, the environment, public health or safety. Tailings storage facilities designed as upstream raised facilities may present greater risk, particularly where the facility is located in a high seasonal rainfall area and an area of high seismic activity. When tailings storage facilities fail, the consequences can be catastrophic for communities, local economies and the surrounding environment, as evidenced by the recent Jagersfontein failure in South Africa in September 2022. In the event of a failure at one of Gold Fields’ tailings storage facilities, the loss of human life and/or extensive property and permanent environmental damage can occur, leading to large unforeseen expenditures as a result of recovering the region, assisting affected people, penalties, fines and other monetary damages.
Tailings facilities are in a near-constant state of change, from initial construction, during operations and until closure. Gold Fields maintains measures to manage its dams’ safety in accordance with international guidelines such as the Global Industry Standard on Tailing Management (GISTM), adopting new deposition technologies, including implementing filtered tailings processes at its Salares Norte project and undertaking routine operational reviews and audits by independent international consulting companies. However, Gold Fields cannot guarantee the effectiveness of its designs, construction quality or regular monitoring throughout its operations or that these measures will prevent the failure of one or more of its tailings storage facilities or that such potential failure will be detected in advance. Gold Fields also cannot guarantee that its operating partners maintain similar safety precautions or monitoring systems on their tailings storage facilities. For example, Gold Fields is working with Lepanto Mining on the Far Southeast project in the Philippines, which operates a tailings storage facility located in a region with high seismic activity and frequent typhoons. As a result, there is no assurance that the safety measures implemented will prevent the failure of the tailings storage facility embankment.
The failure of a tailings storage facility could lead to multiple legal proceedings and investigations, including securities class actions, criminal proceedings and public civil actions (against the Company and/or individuals) for significant damages. Furthermore, eliminating the “conventional” practice of storing wet tailings (e.g. alternatively stacking filtered tailings and compacting the tailings) could require the research, development and deployment of new technologies, which could lead to additional large expenditures. As a result of the recent dam failures or as a result of future dam failures, other environmental, health and safety laws and regulations may be forthcoming globally, including in jurisdictions where Gold Field operates, which may ban or curtail any storage of wet tailings or the construction or use of upstream tailings storage facilities. In addition, changes in industry standards, laws and regulations may impose more stringent conditions in connection with the licensing process of projects and operations and increase criminal and civil liability for companies, officers and contractors.

For example, on 5 August 2020, the ICMM, the United Nations Environment Programme (UNEP) and the Principles for Responsible Investment (PRI) established an international tailings standard, the GISTM. While Gold Fields has committed to being fully compliant with the GISTM by 2023 for priority facilities, there is no guarantee that Gold Fields will achieve full compliance in this timeframe.
The occurrence of such risks could have a material adverse effect on Gold Fields’ business, operating results and financial condition.
Due to ageing infrastructure at our operations, unplanned breakdowns and stoppages may result in production delays, increased costs and industrial incidents.
Once shafts or processing plants approach and reach the end of their planned lifespan and begin operating under extended LOM conditions, additional maintenance, condition monitoring and care is required. The infrastructure in all of Gold Fields’ operating regions fall into this category. Although Gold Fields has comprehensive strategies in place to address these issues, incidents resulting in production delays, increased costs or industrial incidents may occur. Such incidents may have a material adverse effect on Gold Fields’ business, operating results and financial condition.
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
On 31 August 2016, Sibanye Stillwater Limited (formerly Sibanye Gold Limited) announced that it would be closing its Ezulwini (Cooke 4) shaft. As a part of this process, Sibanye-Stillwater filed an application for closure and the cessation of dewatering from the mine with the DMRE. There have been various iterations of Sibanye-Stillwater’s application with the most recent submission for authorisation to the DMRE made in September 2019, to which Gold Fields has objected. On 3 December 2020, the DMRE refused the application for closure and the cessation of dewatering from the mine.
Concurrently, in 2019, Sibanye-Stillwater, through its subsidiary, Ezulwini Mining Company (Pty) Ltd, brought an application in a South African court against seven respondents, including South Deep, in relation to the cessation of dewatering from Ezulwini (Cooke 4). Gold Fields opposed this application and filed a counter application seeking to ensure that Ezulwini remains responsible for the pumping and dewatering of Ezulwini (Cooke 4) water until the DMRE has issued a closure certificate (or until such longer period as required by statute). In 2021, the South African court ruled against Ezulwini on the counter application, requiring it to continue to operate Ezulwini (Cooke 4) until the DMRE has issued a closure certificate or such longer period as provided for under section 24R of the National Environmental Management Act (NEMA). Ezulwini applied for leave to appeal the judgement which was granted by the Supreme Court of Appeal of South Africa (SCA) on 15 March 2021. On 24 November 2022, the Supreme Court of Appeal heard the appeal and the judgment was reserved. The judgment is expected to be handed down during the first quarter of 2023.
Furthermore, in early 2020, a subsidiary of Sibanye-Stillwater, Rand Uranium, submitted a basic environmental assessment process to the DMRE for the closure of the Cooke 3, 2 and 1 shafts, to which Gold Fields filed an objection. In 2021, the DMRE granted the environmental authorisation to Rand Uranium, which makes provision for the rewatering of the Cooke 3, 2 and 1 shafts. Gold Fields appealed the DMRE’s decision on 26 January 2022. The decision on the appeal, which was expected in August 2022, is being awaited. South Deep’s appeal suspends any reliance by Rand Uranium on the environmental authorisation while the appeal is pending. The outcomes of Ezulwini’s and Rand Uranium’s applications remain uncertain, and therefore any related post closure water liability remains a contingent liability.
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
The Mineral and Petroleum Resources Development Act, 2002 (MPRDA) provides a statutory right of access for the mining right holder to the mining area for the purposes of conducting mining operations and does not require the holder to own the land on which it conducts operations. Once a mining right is granted, a landowner cannot refuse a lawful mining right holder the right to conduct its mining operations. In addition, the landowner is only entitled to compensation for loss or damage from the mining right holder for the use of the land for mining operations conducted in terms of the MPRDA. Recent case law in South Africa has strengthened the rights of communities on mining land, including by requiring written consent from informal rights holders in certain circumstances.
In 2019, the draft South African Constitution Eighteenth Amendment Bill (Draft Constitution Eighteenth Amendment Bill) was published, which introduced legislation to amend section 25 of South Africa’s Constitution to enable the state to expropriate land in the public interest without compensation. The necessary approvals were ultimately not obtained and consequently, the Draft Constitution Eighteenth Amendment Bill was not adopted.
In 2019, prior to the introduction of the South African Draft Constitution Eighteenth Amendment Bill, a draft expropriation bill (Draft Expropriation Bill) was published for public comment by the South African Minister for Public Works (Minister for Public Works), which would allow the state to expropriate land without compensation where doing so would be for a public purpose or in the public interest. In determining to expropriate land without compensation, this legislation would also require the consideration of “all relevant circumstances”, which include, among other things, whether the land is held purely for speculative purposes, is owned by the state or is abandoned. In 2020, a new draft expropriation bill (New Draft Expropriation Bill) was introduced by the Minister for Public Works of South Africa. The New Draft Expropriation Bill was tabled in the South African parliament on 28 September 2022 and approved by the National Assembly. The New Draft Expropriation Bill will now be considered by the National Council of Provinces, and, if approved, the New Draft Expropriation Bill will be sent to the South African president for assent and published in the South African Government Gazette and proclaimed as law.
Any expropriation legislation resulting in the expropriation of land, including the New Draft Expropriation Bill, on which Gold Fields operates or relies on would disrupt operations, which could have a material adverse effect on Gold Fields’ business, operating results and financial condition.
In Ghana, the ownership of land on which there are mineral deposits is separate from the ownership of the minerals as minerals are the property of the Ghanaian Republic and are vested in the president in trust for the people of Ghana. On 1 January 2017, in line with the development agreements concluded between Gold Fields and the government of Ghana (the Development Agreements), Gold Fields’ royalty rate changed from a flat 5.0% of revenue to a sliding scale royalty based on the price of gold, starting at a rate of 3.0% on a gold price below U.S.$1,300 per ounce. From 2016, the Development Agreements also reduced the corporate tax rate from 35.0% to 32.5%. There can be no guarantee, however, that the existing tax and royalty rates will not increase in the future, or that the government of Ghana will not materially change the terms of the Development Agreements or rescind the agreements altogether. Notwithstanding the tax provisions contained in the Development Agreements, Gold Fields recently received two tax audit reports (for the Tarkwa and Damang mines) from the GRA seeking to impose tax assessments against Gold Fields’ Ghanaian operations totalling approximately U.S.$63 million. While on advice of legal counsel Gold Fields believes that the GRA’s position is not supported by law, and Gold Fields intends to dispute the assessments and enforce its rights under the Development Agreements and applicable law, there can be no assurance regarding the resolution of this or any other future tax assessments. The Asanko Gold Mine, which includes its associated properties and exploration rights in Ghana (Asanko), does not have a Development Agreement with the government of Ghana.
The government of Ghana has a right to a 10% free carried interest in the rights and obligations of the mineral operations. In addition, stool/land rents of approximately U.S.$3.0 to U.S.$3.2 per acre are (depending on the exchange rate) payable to the government of Ghana. Further, under the Ghanaian Minerals and Mining Act, 2006 (Act 703) (Minerals and Mining Act), the Ghanaian Minister of Lands and Natural Resources (Minister of Lands and Natural Resources) has the right of pre-emption over all minerals obtained in Ghana and products derived from the refining or treatment of these minerals. On 31 July 2018, the Minister of Lands and Natural Resources informed the Chamber of the government of Ghana’s intention to exercise its right of pre-emption to acquire up to 30% of all gold mined in Ghana for the benefit of Ghanaian refineries. The discussions between the Chamber and the government of Ghana are ongoing and it is unclear what effect this action will have at this stage.
The Bank of Ghana announced a domestic gold purchase programme to buy refined gold from gold mining companies to shore up its reserves and help stabilise the Ghanaian Cedi, which suffered a steep depreciation in its value in 2022. The Bank of Ghana entered into an agreement with Gold Fields (through an industry initiative with the Ghana Chamber of Mines) whereby the Bank of Ghana buys a pre-determined amount of gold directly from Gold Fields’ refining company, in an effort to shore up foreign exchange reserves. In 2022, Gold Fields Tarkwa and Damang Mines sold 26,000 ounces of gold to the Bank of Ghana. Additionally, on 23 November 2022, the Minister of Lands and Natural Resources published a new directive to exchange gold produced in Ghana for the purchase of oil products from 1 January 2023 under the “Gold for Oil Programme”. It is unclear from the directive if the Bank of Ghana will continue with its gold purchase programme or modify it under the Gold for Oil Programme in 2023. See “—Environmental and Regulatory Matters—Ghana—Mineral Rights”.
In Peru, the general corporate income tax rate was increased from 28.0% to 29.5% with effect from 1 January 2017. In turn, the dividends income tax rate applicable to non-resident shareholders has reduced from 6.8% to 5.0% In addition to the corporate income tax, mining companies are required to pay a statutory mining royalty (Regalía Minera), a Special Mining Tax (Impuesto Especial a la Minería), and a Special Mining Burden (Gravamen Especial a la Minería). Mining companies are also required to pay an annual supervisory contribution to the Supervisory Body of Investment in Energy and Mining (Organismo Supervisor de la Inversion en Energia y Mineria, or the OSINERGMIN), as well as to the Assessment and Environment Supervising Agency (Organismo de Evaluacion y Fiscalizacion Ambiental, or the OEFA). See “—Environmental and Regulatory Matters—Peru—Mining Royalty and Other Special Mining Taxes and Charges’’. In addition, a consultation law requires the government to consult with indigenous or native populations on legislative or administrative proposals that may have an impact on their collective rights, including the granting of permits for the development of mining projects. See “—Environmental and Regulatory Matters—Peru—Mining Royalty and Other Special Mining Taxes and Charges”. The effect of any further changes to the regulatory system in Peru on Gold Fields cannot be predicted at this stage.
In Chile, following an outbreak of social unrest, the Chilean Congress approved a tax reform bill aimed at raising an additional U.S.$2.2 billion per year. The majority of the tax increases apply to individuals and do not impact Gold Fields directly. In 2019, Gold Fields entered into a stability agreement with the Chilean government, pursuant to which a special investment regime applies such that Salares Norte is not subject to any new tax, royalty, fee or similar specific encumbrance over mining activities, but is subject to any changes the government may implement under a general tax regime. Unless there is further taxation reform, Gold Fields expects that the Salares Norte project will be subject to the current 27.0% corporate tax rate in Chile, and that any dividends paid by the Salares Norte project to Gold Fields will be subject to the current 35.0% withholding tax rate in Chile. Further, it is anticipated that the 27.0% corporate tax paid will fully count as a credit against the withholding tax levied, resulting in an effective dividend withholding tax rate of approximately 8.0%. The Chilean government has also announced a review of all exemptions and special tax regimes in Chile as part of its constitutional reform referendum scheduled for 2022. The referendum held on 4 September 2022 was unsuccessful, however, a second process for a new constitution began on 12 December 2022.
In addition, a tax reform bill is under discussion in the Chilean congress, which proposes to replace the current tax integrated system with a “dual system”, potentially reducing the corporate tax rate. The tax reform bill will continue to be discussed by the Chilean congress during the first half of 2023.
Australia operates a state-based royalty regime, and a federal income tax regime. Each of Gold Fields’ Australian mines are located in the state of Western Australia, which imposes a 2.5% royalty on the value of gold produced. Despite previous proposals to raise the royalty rate for gold, the budgets of the state of Western Australia for the period of 2019 to 2023 have not provided for an increase in the royalty on gold, maintaining the existing rate of 2.5%. While the state government has signalled that it does not intend to further pursue royalty changes, and had not included any provision for an increase to the royalty on gold in the budget forward estimates (which covered the period through to 2026), the risk remains that the government of Western Australia will seek to impose royalty increases in the future.
The Australian federal government levies corporate income tax at the rate of 30.0%, or 25.0% for base rate entities. Integrity measures have also been passed by the Australian Parliament to ensure that the lower corporate tax rate will be limited to only those companies with aggregated turnover less than A$50 million and no more than 80% passive income.
The effect of these, or impositions of additional restrictions, obligations, operational costs, taxes or royalty payments could have a material adverse effect on Gold Fields’ business, operating results and financial condition.
Gold Fields’ mineral rights are subject to legislation, which could impose significant costs and burdens and may impose certain ownership requirements, the interpretation of which is the subject of dispute.
Gold Fields’ right to own and exploit Mineral Resources and Reserves and deposits is governed by the laws and regulations of the jurisdictions in which the mineral properties are located. Currently, a significant portion of Gold Fields’ Reserves and deposits are located in countries where mining rights could be suspended or cancelled should it breach its obligations in respect of the acquisition and exploitation of these rights.
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
South Africa
Gold Fields’ operations in South Africa are subject to legislation regulating the exploitation of mineral resources through the granting of rights required to prospect and mine for minerals. This includes broad-based black economic empowerment (B-BBEE) legislation designed to effect the entry of HDSAs, as defined in the MPRDA, into the mining industry and to increase their participation in the South African economy.
The MPRDA is the primary legislation regulating the mining industry in South Africa. It requires, among other things, that mining companies submit SLPs, which set out their commitments relating to human resource development, labour planning and socio-economic development planning to the DMRE. Gold Fields’ SLP for the 2018 to 2022 period has been approved by the DMRE. Gold Fields resubmitted its SLP to the DMRE for approval at the end of 2022. There is uncertainty how the MPRDA will be applied and interpreted in the future, and what changes, if any, Gold Fields will be required to make in order to comply with this legislation to avoid its mining rights being cancelled or suspended. Mining rights are linked to compliance with various empowerment obligations, including the Broad-Based Socio-Economic Empowerment Charter for the South African Mining and Minerals Industry, 2018 (2018 Mining Charter), which was published and became effective in September 2018. Although the 2018 Mining Charter was intended to bring about legal certainty to the industry, it was widely considered not to have done so.
In 2021, the High Court of South Africa held that the 2018 Mining Charter was intended to be an instrument of policy, and has set aside certain of its provisions. The judgement also confirmed the “once empowered, always empowered” principal, and that the HDSA ownership status of existing mining right holders, which wish to renew or transfer their rights, must automatically be recognised by the DMRE.
The DMRE has instead indicated that it intends to drive transformation in the mining sector by enforcing the terms of existing mining rights while it works to amend the MPRDA. Although the sanction provisions for non-compliance are now no longer applicable, Gold Fields may nonetheless incur expenses related to compliance with the 2018 Mining Charter, and may in the future be subject to new or expanded requirements under the amended MPRDA. See “—Environmental and Regulatory Matters—South Africa—Mineral Rights”.
Ghana
Gold Fields Ghana Limited (Gold Fields Ghana) has two major mining leases in respect of its mining operations, namely the Tarkwa property lease and the Teberebie property lease. There are three mining leases under the Tarkwa property lease, all of which were granted in 1997 and will expire in 2027, and two mining leases under the Teberebie property lease, which were granted between 1988 and 1992, and expired in 2018. The Ghanaian Minerals Commission (the Minerals Commission) approved Gold Fields Ghana’s application for an extension of the Teberebie leases to 2036 and the Minister of Lands and Natural Resources approved the extension of the lease to 2036 on 12 November 2018. Abosso Goldfields Limited (Abosso) holds the mining lease in respect of the Damang mine which was granted in 1995 and expires in 2025, as well as the mining lease in respect of the Lima South pit that expired in 2017 and was extended on 16 July 2020 for another ten years by the Minister of Lands and Natural Resources on the recommendation of the Minerals Commission For further information, see “—Environmental and Regulatory Matters—Ghana—Mineral Rights”.
Chile
In 2020, Chilean voters elected to form a constitutional convention to rewrite Chile’s constitution, and in February 2022, the constitutional convention’s environmental committee approved a proposal to nationalise Chile’s copper, lithium and gold mines. This proposal, which required approval by two thirds of the full constitutional convention, was rejected and therefore not included in the constitutional text that was submitted to popular vote and rejected on 4 September 2022. In the event a proposal to nationalise Chile’s gold mines becomes part of Chile’s new constitution in the future, Gold Fields' operations in Chile may be halted or curtailed, resulting in a material adverse effect on its business, operating results and financial condition. See “—Economic, political or social instability in the countries or regions where Gold Fields operates may have a material adverse effect on Gold Fields’ operations and profits”.
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
Gold Fields operates globally in multiple jurisdictions and with numerous and complex legal frameworks, applicable and adopted rules, codes and standards, and its governance and compliance framework and implemented processes may not prevent potential breaches of law or accounting or other governance practices. Gold Fields’ operating and ethical codes facilitate the reporting of internal and external fraudulent behaviour and dishonesty. Dedicated reporting mechanisms relating to fraud, bribery and corruption pivot on a Group Whistle Blower line, under the ambit of a Group Whistle Blower Policy, an internal grievance and disciplinary mechanism within the Human Resources discipline and a Code of Conduct breach identification and assessment mechanism in the Legal and Compliance discipline. Gold Fields’ operating and ethical codes, among other adopted rules, codes, standards and guidance, may not prevent instances of fraudulent behaviour and dishonesty, (internally or by associated third parties), nor guarantee compliance with legal and regulatory requirements.
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
Any trade union activity that affects Gold Fields could have a material adverse impact on its operations, production and financial performance.

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
Furthermore, guidelines and targets have been provided to facilitate compliance with the open-ended broad- based socio-economic empowerment requirements set out in the MPRDA and other legislation and policies. See “—Gold Fields’ mineral rights are subject to legislation, which could impose significant costs and burdens and may impose certain ownership requirements, the interpretation of which is the subject of dispute”. The ongoing implementation of these requirements may be contentious.
In Peru, Gold Fields’ operations recently have been, and may in the future be, impacted by increased trade union activities, often resulting from restructurings, and new labour laws. In October 2022, a three-year deal labour agreement was concluded for fiscal 2022 to fiscal 2025 at Cerro Corona, which included an average salary increase of 6.0% over the period.
While Gold Fields seeks to strengthen its relationship with the trade unions in the regions where it operates, there can be no guarantee that trade unions will not undertake strikes or “go-slow” actions during periods of resistance to Gold Fields’ operational decisions, impacting the Group’s operations and those of other related industries and suppliers.
Gold Fields’ direct employees in Ghana are currently not unionised, however, this may change should employees decide to join a trade union pursuant to the Ghanaian Labour Act and related labour laws or if Gold Fields shifts its direct employees to a contract mining model. Approximately 46.0% of our contractors in Ghana are unionised.
In Australia, Gold Fields has a labour agreement with the majority of its employees (including all of its operational employees) which is in effect until June 2026. Its senior employees are engaged under individual contracts of employment. Although the agreement protects Gold Fields from lawful industrial action, including strike activity, unlawful industrial action remains a possibility.
Gold Fields may also be impacted by recent and proposed legislation in Australia. This includes the amendment to the Fair Work Act 2009, which affords “casual” employees the right to convert to permanent employment after 12 months, and introduces criminal and regulatory penalties for underpayment of employee entitlements. It also includes the Australian Law Reform Commission’s recommendations to impose criminal penalties on companies engaged in conduct or patterns of behaviour that result in multiple breaches of civil penalty provisions. There are also proposals by the new Australian government to introduce “same work, same pay” legislation, which may apply to both labour hire and contracted workforces. Depending on the implementation of the new legislation and whether the suggested penalties are passed into law, Gold Fields may be liable to its employees in respect of these issues and/or regulations.
In the event that Gold Fields experiences further industrial relations related interruptions at any of its operations or in other industries that impact its operations, or increased employment-related costs due to trade union or employee activity, these may have a material adverse effect on its business, production levels, operating costs, production targets, operating results, financial condition, reputation and future prospects. In addition, lower levels of mining activity can have a longer term impact on production levels and operating costs, which may affect operating life. Mining conditions can deteriorate during extended periods without production, such as during and after strikes, and Gold Fields will not re-commence mining until health and safety conditions are considered appropriate to do so.
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
Gold Fields has global insurance policies covering general liability, directors’ and officers’ liability, political violence, cyber security, accidental loss or material damage to its property, business interruption in the form of fixed operating costs or standing charges and other losses. The costs of maintaining adequate insurance coverage, most notably directors’ and officers’ liability insurance, political violence and cyber security, have increased significantly recently and may continue to do so in the future, thereby adversely affecting our operating results. If such costs continue to increase, we may be forced to accept lower coverage and higher deductibles, which, in the event of a claim, could require significant, unplanned expenditures of cash and inhibit our ability to recruit qualified directors and officers.
In addition, Gold Fields may become subject to liability against potential claims which it has not insured, cannot insure or has insufficiently been insured for, or is unable to insure the amount needed due to lack of capacity by insurers in the market, including those in respect of past mining activities. Gold Fields’ property and business interruption insurance and general liability may not cover a particular event at all or be sufficient to fully cover Gold Fields’ losses, including, without limitation, as a result of natural disasters, public health emergencies and other events that could disrupt our operations, such as COVID-19. See “—The impact from, and measures taken to address, the COVID-19 pandemic have, and may continue to, adversely affect Gold Fields’ people, and may impact its business, operating results, cash flows and financial condition”. Further, Gold Fields’ existing insurance policies contain certain exclusions and limitations on coverage. For example, should Gold Fields be subject to any regulatory or criminal fines or penalties, these amounts would not be covered under its insurance programme, either due to exclusions or limitations, or because it is prohibited by legislation in some jurisdiction. Should Gold Fields suffer a major loss, future earnings could be affected. In addition, Gold Fields’ insurance does not cover loss of profits. As a result, in the future, Gold Fields’ insurance coverage may not cover the extent of claims against it or any cross-claims made.
Gold Fields’ financial flexibility could be materially constrained by South African exchange control regulations.
South Africa’s exchange control regulations (the Exchange Control Regulations) restrict the export of capital from South Africa, the Republic of Namibia, and the Kingdoms of Lesotho and Eswatini, known collectively as the Common Monetary Area (the CMA). Transactions between South African residents (including companies) and non-residents of the CMA are subject to exchange controls administered by the Financial Surveillance Department of the South African Reserve Bank (SARB). While South African exchange controls have been relaxed in certain respects in recent years, South African companies remain subject to restrictions on their ability to deploy capital outside of the CMA. As a result, Gold Fields’ ability to raise and deploy capital outside the CMA is restricted. These restrictions could hinder Gold Fields’ financial and strategic flexibility, particularly its ability to fund acquisitions, capital expenditures and exploration projects outside South Africa. See “—Environmental and Regulatory Matters—South Africa—Exchange Controls”.
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
Gold Fields pays cash dividends only if funds are available for that purpose. Whether funds are available depends on a variety of factors, including the amount of cash available and Gold Fields’ capital expenditures (on both existing infrastructure, as well as on exploration and other projects) and other cash requirements existing at the time. Under South African law, Gold Fields will be entitled to pay a dividend or similar payment to its shareholders only if it meets the solvency and liquidity tests set out in the Companies Act No. 71 of 2008 (the Companies Act) and Gold Fields’ Memorandum of Incorporation (MOI). Given these factors and the Board of Directors’ discretion to declare cash dividends or other similar payments, dividends may not be paid in the future. A 20% withholding tax is applicable on dividends declared by South African resident companies to non-resident shareholders or non-resident ADS holders. The 20% withholding tax can, however, be reduced under the provisions of an applicable bilateral tax treaty. See “—Additional Information—Taxation—Certain South African Tax Considerations—Tax on Dividends”.
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
Shareholders’ equity interests in Gold Fields will be diluted to the extent of future vestings or settlements of rights under share plans or long-term incentive plans. Participants receiving equity awards, which are issued under the Gold Fields 2012 Share Plan (the 2012 Plan), are issued as ordinary shares. All shares issued and vested under this plan are subject to dilution of the share plan limit, which is 10% of the issued share capital. The only exclusions with respect to the 2012 Plan limit are: (i) shares allocated by way of awards under the 2012 Plan which had not vested with participants as a result of the lapsing of the award; (ii) awards of Performance Shares which have been converted into Restricted Shares; and (iii) the Shares which were awarded in terms of the 2012 Plan prior to 2016, and which have since vested and been settled to employees. Any increase in the 2012 Plan limit is subject to Board recommendation and shareholder approval at the annual general meeting.

Additional Information on the Company
ORGANISATIONAL STRUCTURE(1),(2)
Gold Fields is a holding company with its significant ownership interests organised as set forth below.

Notes:
(1) As of 30 March 2023, unless otherwise stated, all subsidiaries in this organisational chart are, directly or indirectly, wholly owned by Gold Fields.
(2) Not all other subsidiaries and investments are wholly owned.
(3) Gold Fields has determined that the Asanko operations is not material to its business or financial condition.

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
SUMMARY DISCLOSURE OF MINING OPERATIONS PURSUANT TO ITEM 1303 OF REGULATION S-K UNDER THE SECURITIES ACT
Overview
Gold Fields has nine producing mines located in South Africa, Ghana, Australia and Peru, as well as an open pit mine it is developing in in the Atacama region of northern Chile. Gold Fields conducts underground and surface mining operations at St. Ives, underground-only operations at Agnew, Granny Smith and South Deep and surface-only open pit mining at Damang, Tarkwa, Gruyere, Cerro Corona and, through its 45% stake in the Asanko JV, Asanko. Some processing of surface rock dump material occurs at Damang, while some tailings material is processed at South Deep to assist with the supply of backfill material for underground placement and scope support. Material processed intermittently, and as prescribed by a processing schedule, from production stockpiles occurs at Tarkwa, Agnew, Granny Smith, Gruyere and St. Ives.
The following graphic sets out the geographical distribution of Gold Field’s mining properties.
For a summary of Gold Fields’s measured, indicated, inferred and total measured and indicated Mineral Resources by commodity and geographic area, as determined by a Qualified Person as of 31 December 2022, see “—Summary of Mineral Resources and Reserves—Mineral Resources of Gold Fields as at 31 December 2022—Attributable Mineral Resources exclusive of Reserve Statement”.
For a summary of Gold Fields’ proved, probable and total Mineral Reserves by commodity and geographic area, as determined by a Qualified Person as of 31 December 2022, see “—Summary of Mineral Resources and Reserves—Reserves of Gold Fields as at 31 December 2022—Group Reserve Statement”.
The following table sets out the aggregate production of Gold Fields’ mining operations for the years ended 31 December 2022, 2021 and 2020. All production numbers are presented as attributable.

	Year ended 31 December
	2022	2021	2020

Gold production (koz)	2,399koz	2,196 koz	2,117 koz
Copper production (kt)	27 kt	26 kt	25 kt

The following table sets out an overview of Gold Fields’ operative mining areas, as of 31 December 2022.

	Size (hectares)	Attributable Ownership	Operator	Stage	Mine Type	Commodity	Mineralisation Style

Australia(1)
Gruyere	142,092	50% JV (50% Gold Road Resources)	Gold Fields	Production	Open pit and stockpile	Gold	Archaean shear hosted orogenic
Granny Smith	92,397	100%	Gold Fields	Production	Underground	Gold	Archaean shear hosted orogenic
St. Ives	299,186	100%	Gold Fields	Production	Underground, open pit and stockpile	Gold	Archaean shear hosted orogenic
Agnew	72,542	100%	Gold Fields	Production	Underground	Gold	Archaean shear hosted orogenic
South Africa
South Deep(2)	4,268	90.495%	Gold Fields	Production	Underground	Gold	Paleoplacer
Ghana
Tarkwa	19,866	90%	Gold Fields	Production	Open pit and stockpile	Gold	Paleoplacer
Damang	24,265	90%	Gold Fields	Production	Open pit and stockpile	Gold	Hydrothermal
Asanko(3)	47,600	45% JV (Galiano Gold: 45%; Government of Ghana: 10%)	Galiano Gold	Production	Open pit and stockpile	Gold	Birimian shear hosted
Chile
Salares Norte	97,200	100%	Gold Fields	Development	Open pit	Gold; Silver	Epithermal
Peru
Cerro Corona	6,265	99.53%	Gold Fields	Production	Open pit and stockpile	Gold; Copper	Porphry
Notes:
(1) Inferred resources for Far South East in the Philippines have been written down to nil in 2022 as Gold Fields no longer plans to develop the project.
(2) South Deep has a variable Attributable Ownership year on year.
(3) Gold Fields has determined that Asanko is not material to its business or financial condition.

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
Gold Fields owns most of the properties in respect of its South African mining operation, and where it does not own such property, it does so in accordance with applicable mining and property laws. In addition, Gold Fields owns prospecting and surface rights contiguous to its operations in South Africa. As required under the MPRDA, Gold Fields has registered its surface rights utilised for mining purposes. Gold Fields has received prospecting rights on properties which it has identified as being able to contribute, now or in the future, to its business and will apply to convert those prospecting rights to mining rights under the MPRDA, when appropriate. See “—Risk Factors—Gold Fields’ mineral rights are subject to legislation, which could impose significant costs and burdens and may impose certain ownership requirements, the interpretation of which is the subject of dispute—South Africa”.
Gold Fields’ West Africa operations comprise three legally registered entities, namely Tarkwa mine (Gold Fields Ghana), Damang mine (Abosso) and a 45% stake in the Asanko JV, which holds a 100% interest in Asanko (comprising the Asanko Gold Mine and its associated properties and exploration rights in Ghana). Pursuant to the joint venture, Galiano Gold holds 45% interest in the Asanko JV and the Ghanaian government holds 10% of the Asanko JV as a free carried interest. Gold Fields has determined that its interest in Asanko is not material to its business or financial condition. See “—Non-material Properties—Asanko JV”. Gold Fields Ghana obtained the mining rights for the Tarkwa property from the government of Ghana in 1993. In August 2000, with the consent of the government of Ghana, Gold Fields Ghana was assigned the mining rights for the northern portion of the Teberebie property. The Tarkwa rights expire in 2027 and the Minister of Lands and Natural Resources has approved the extension of the Teberebie Leases to 2036. Abosso holds the right to mine at the Damang property under the Damang and Lima South mining leases from the government of Ghana. The Damang lease expires in 2025. The Lima South lease, which expired in 2017, has been extended for another ten years by the Minister of Lands and Natural Resources on the recommendation of the Minerals Commission. Gold Fields has a reasonable expectation that the Tarkwa and Damang leases can be extended to extract planned and future defined Reserves.
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
In Chile the Salares Norte project is under construction with all necessary permits in place. The environmental permit requires the protection and relocation of the endangered short-tailed chinchilla. The Relocation Plan commenced during October 2020, with the capture and relocation of four chinchillas. Two of the four chinchilla did not survive, whilst two relocated successfully. The environmental regulator (SMA) issued a suspension notice for the rescue and relocation plan. In December 2021 the SMA began sanction proceedings against the Salares Norte project due to infringements in the relocation process. A compliance programme was submitted to the SMA in response to sanction proceedings, reviewed by the SMA, and based on the SMA’s response, an updated programme was timely submitted. The SMA’s approval is still pending.
Summary of Mineral Resources and Reserves
Reserves of Gold Fields as at 31 December 2022
Methodology
While there are some differences between the definition of the South African Code for Reporting of Exploration Results, Mineral Resources and Mineral Reserves (the SAMREC Code), 2016 edition, and that of subpart 1300 under Regulation S-K of the Securities Act (S-K 1300), only the Reserves at each of Gold Fields’ operations and advanced projects as at 31 December 2022 which qualify as Reserves for purposes of S-K 1300 are presented in the table below. Notwithstanding these differences, the codes are substantially similar and Gold Fields has endeavoured to report in a way that is substantially compliant with both codes. See “—Glossary of Terms”. Mineral Reserves are divided into categories of Proved and Probable Reserves and are expressed in terms of tonnes to be processed at mill feed head grades, allowing for application of cut-off grades, estimated mining dilution, ore loss, mining recovery and other modifying factors.
All of Gold Fields’ operations report Reserves using cut-off grades or net smelter return (NSR) cut-offs, in the case of multi-metal deposits. Cut-off grade is the grade that distinguishes the economic material within an ore body that is to be extracted and treated from the remaining material. Cut-off grade is typically calculated using an appropriate metal price plus the development, stoping, processing, general and administration and sustaining capital costs to derive a total cost per tonne. NSR cut-off is the net revenue (total revenue less production costs) that the owner of a mining property receives from the sale of the mine’s metal products. Costs include transportation and refining costs. Modifying factors applied in estimating Reserves are primarily based on historical empirical information, but commonly incorporate adjustments for planned operational improvements. Tonnage and grade may include some mineralisation below the selected cut-off grade to ensure that the Reserve comprises blocks of adequate size and continuity to facilitate practical mining (dilution) but is limited in extent and typically less than 5% and the entire mining block would still be above cut off contribution by metal. Reserves also take into account operating cost levels as well as necessary capital and sustaining capital provisions required at each operation, and are supported by detailed engineered LOM plans.
The metal prices used for the 2022 LOM plans were as follows: for the Ghana operations, Mineral Reserve figures are based on an optimised pit at a gold price of U.S.$1,400 per ounce. For the Australian operations, ore reserve figures are based on a gold price of A$2,000 per ounce (at an exchange rate of A$1.43 per U.S.$1.00 or A$:$70c). Open pit Mineral Reserves at the Australian operations are similarly based on optimised pits and the underground operations on appropriate mine design and extraction schedules. At South Deep, a gold price of R720,000 per kilogram (at an exchange rate of R16 per U.S.$1.00) was applied in valuing the ore reserve. The gold price used for Reserves is less than the three-year trailing average (U.S.$1,790 per oz) to end December 2022, calculated on a monthly basis, of the London afternoon fixing price of gold. For the Cerro Corona gold reserves, the optimised pit is based on a gold price of U.S.$1,400 per ounce and a copper price of U.S.$3.4 per pound. Due to the nature of the deposit and the importance of net smelter returns, the gold and copper prices need to be considered together. The Salares Norte Reserve used a gold price of U.S.$1,400 per ounce and silver price of U.S.$17.5 per ounce.
Australia
At the Australian operations, the estimation of Reserves for both underground and open pit operations is based on exploration and sampling information gathered through appropriate techniques, primarily from diamond drilling, RC drilling, air-core and sonic drilling techniques. The locations of sample points are spaced close enough to deduce or confirm geological and grade continuity. Generally, drilling is undertaken on grids, which range between ten metres by 25 metres for Proved Reserves and up to 40 metres by 60 metres typically for Probable Reserves, although this may vary depending on the continuity of the ore body. In underground operations mapping and sampling of development facies is used to supplement drilling information. Due to the variety and diversity of mineralisation at the Australian operations, sample spacing may also vary depending on each particular ore type.
Resource estimation is based either on a conditional simulation, recovered resource approach or ordinary or simple kriging. Both 2-dimensional or 3-dimensional estimation approaches are used depending on orebody geometry.
South Africa
The restructuring of South Deep, aimed at implementing a new operating model designed to improve operational efficiency, reduce operating costs and leverage cash flow, was completed at the end of 2018 and has continued to show positive results in 2020, 2021 and 2022.
In 2022, South Deep continued to execute its short- and long-term plan, in line with the key improvement themes it had identified, which are leadership changes, production efficiency improvements, and technology modernisation. South Deep's 2023 performance will continue to be assessed on the same criteria to enable productivity and cost improvements. The mine will also be focusing on enabling infrastructure and continue to drive efficients. See “—Individual Property Disclosure Pursuant to Item 1304 of Regulation S-K under the Securities Act—South African Operations—South Deep Mine” for more information on the mines 2021 performance.
South Deep’s operational performance in 2020, 2021 and 2022 demonstrated traction on the mine’s core strategic project themes, key performance indicators and enablers which are integral to facilitating delivery on the production ramp-up over the next five years. The mine’s 2022 production and cost performance trends continued to support the view that South Deep has the capacity to execute and deliver the production ramp-up in the LOM plan, which in turn is core to underpinning the mineral reserve statement and anticipated operating volumes and cost metrics.
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
For Proved Reserves, the planned grade control or Mine Definition diamond drilling must be designed at an approximate 30-metre by 30-metre grid spacing, depending on the accessibility for the diamond drill rigs. Due to accessibility underground and other logistical constraints resulting from the production environment, the grid spacing can extend to 60 metres in limited areas. The high profile destress mining consists of 5-metre high cuts that are generally mined horizontally at 17- to 20-metre vertical intervals, and it reduces the in situ rock stress from approximately 80 Mpa to 30 to 40 Mpa to facilitate bulk mechanised mining. Estimation is constrained within both geologically homogeneous structural and defined facies zones, and is generally derived from either ordinary or simple kriged small-scale grids.
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
Diamond drilling provides continuous (solid) core from diamond drill bits, using water and chemicals for lubrication. Consequently, diamond drilling provides greater resolution of geological parameters such as lithologies, alterations, mineralisation, rock hardness and structures than RC drilling.
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
Resource estimation in Ghanian operations typically utilises a recovered resource estimation based on conditional simulations or localised uniform conditioning. This aims to estimate the grades and tonnages above a cut off at a particular minimum mining selection size based on geostatistics.

Chile
For the Salares Norte project, estimation is mostly based on diamond drill holes with a small number of RC drill holes. The average spacing of holes in the Indicated Resource and Probable Reserve is less than 25 metres and in the Inferred Resource is less than 40 metres. Some closer spaced drilling of about ten to 15 metres has been completed on a few sections to test short-range variability of geology and gold grade domains to assist with production design and scheduling.
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

Group Reserve Statement
As at 31 December 2022, Gold Fields had aggregate attributable Proved and Probable reserves of approximately 46.1 million ounces of gold, 398 million pounds of copper and 42.2 million ounces of silver, as set forth in the following table. The point of reference for the Mineral Reserve is on the Run of Mine (ROM).

	Attributable Gold Mineral Reserve statement as at 31 December 2022(1)
	Proved Reserves			Probable Reserves			Total Reserves			Attributable gold production in fiscal 2021
	Tonnes	Head Grade	Gold	Tonnes	Head Grade	Gold	Tonnes	Head Grade	Gold
	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)	(M oz)

Underground (UG)
Australia
Granny Smith	1.8	5.6	0.3	9.9	5.6	1.8	11.7	5.6	2.1	0.28
St. Ives	1.8	4.9	0.3	16.6	3.9	2.1	18.4	4.0.	2.3	0.33
Agnew(5)	—	—	—	5.0	6.6	1.1	5.0	6.6	1.1	0.24
South Africa
South Deep(3)(4)	12.8	5.5	2.3	166.0	5.0	26.4	178.8	5.0	28.7	0.32
Total Underground	16.5	5.4	2.9	197.5	4.9	31.4	214.0	5.0	34.2	1.17
Surface (Production Stockpile)
Australia
Gruyere	3.1	0.7	0.07	—	—	—	3.1	0.7	0.07	—
Granny Smith	0.03	6.3	0.005	—	—	—	0.03	6.3	0.005	—
St. Ives(5)	3.0	1.3	0.1	—	—	—	3.0	1.3	0.1	—
Agnew	0.02	8.2	0.004	—	—	—	0.02	8.2	0.004	—
Ghana
Damang(5)	8.2	0.8	0.2				8.2	0.8	0.2	—
Tarkwa(5)	9.7	0.8	0.3	54.0	0.4	0.7	63.7	0.5	0.9	—
Asanko(6)	—	—	—	—	—	—	—	—	—	0.08
Chile
Salares Norte	—	—	—	0.3	7.2	0.07	0.3	7.2	0.07	—
Peru
Cerro Corona	13.2	0.5	0.2	—	—	—	13.2	0.5	0.2	—
Total Stockpile	37.4	0.8	1.0	54.3	0.5	0.8	91.6	0.6	1.8	0.08
Surface (Open Pit) Australia
Gruyere	6.8	1.2	0.3	39.5	1.3	1.7	46.3	1.3	2.0	0.16
Granny Smith	—	—	—	—	—	—	—	—	—	—
St Ives(4)	1.1	2.5	0.09	2.1	2.3	0.2	3.2	2.4	0.2	0.05
Agnew	—	—	—	0.2	3.0	0.02	0.2	3.0	0.02	—
Surface (Open Pit) Ghana
Damang(4)	0.3	1.2	0.01	1.8	1.3	0.08	2.1	1.3	0.09	0.21
Tarkwa(4)	33.6	1.3	1.4	66.4	1.2	2.5	100.0	1.2	3.9	0.48
Asanko(6)	—	—	—	—	—	—	—	—	—	—
Chile
Salares Norte	—	—	—	18.1	5.8	3.4	18.1	5.8	3.4	—
Peru
Cerro Corona	34.7	0.6	0.6	2.0	0.5	0.03	36.7	0.6	0.7	0.13
Total Surface OP	76.5	1.0	2.3	130.0	1.9	7.9	206.5	1.5	10.3	1.02
Grand Total	130.3	1.5	6.1	381.8	3.3	40	512.1	2.8	46.1	2.27

	Attributable Gold Mineral Reserve statement as at 31 December 2021(1)
	Proved Reserves			Probable Reserves			Total Reserves			Attributable gold production in fiscal 2021
	Tonnes	Head Grade	Gold	Tonnes	Head Grade	Gold	Tonnes	Head Grade	Gold
	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)	(M oz)

Totals by Mine
Gruyere	9.9	1.1	0.3	39.5	1.3	1.7	49.4	1.3	2.0	0.16
Granny Smith	1.8	5.6	0.3	9.9	5.6	1.8	11.8	5.6	2.1	0.28
St. Ives	5.9	2.6	0.5	18.7	3.7	2.2	24.6	3.4	2.7	0.37
Agnew	0.02	8.2	0.004	5.3	6.5	1.1	5.3	6.5	1.1	0.24
South Deep	12.8	5.5	2.3	166.0	5.0	26.4	178.8	5.0	28.7	0.32
Damang	8.6	0.8	0.2	1.8	1.3	0.08	10.3	0.9	0.3	0.21
Tarkwa	43.3	1.2	1.6	120.3	0.8	3.2	163.7	0.9	4.9	0.48
Asanko(6)	—	—	—	—	—	—	—	—	—	0.08
Salares Norte	—	—	—	18.4	5.8	3.5	18.4	5.8	3.5	—
Cerro Corona	47.9	0.6	0.8	2.0	0.5	0.03	49.9	0.5	0.9	0.13
Grand Total	130.3	1.5	6.1	381.8	3.3	40.0	512.1	2.8	46.1	2.27

Notes:
(1)
(a) Quoted as mill delivered metric tonnes and ROM grades, inclusive of all mining dilutions and gold losses except mill recovery. Metallurgical recovery factors have not been applied to the Reserve figures. The approximate metallurgical recovery factors are as follows: (i) South Deep 96.5%; (ii) Tarkwa 89.5 % to 97.2%; (iii) Damang 91.5%; (iv) St. Ives 86.5% to 96%; (v) Agnew 80% to 96%; (vi) Granny Smith 91% to 94%; (vii) Gruyere 85.1% to 92%; (viii) Cerro Corona 75.8% to 88.8% for gold and 88.3% to 88.8% for copper; and (ix) Salares Norte 91% to 94.6% for gold and 58.5% to 69.3% for silver (planned). The metallurgical recovery is the ratio, expressed as a percentage, of the mass of the specific mineral product actually recovered from ore treated at the plant to its total specific mineral content before treatment. The South African operations have a consistent metallurgical recovery, while the recoveries on the international operations vary according to the mix of the source material (e.g. oxide, transitional and fresh) and method of treatment.

(b) Dilution relates to planned and unplanned waste and/or low-grade material being mined and delivered to the mill. Ranges are given for those operations that have multiple ore body styles and mining methodologies. The mine dilution factors are as follows: (i) South Deep 11%; (ii) Tarkwa 30cm hanging wall and 20cm footwall skins; (iii) Damang 17% (hydrothermal); (iv) St. Ives 22% to 49% (open pits) and 19% to 36% (underground); (v) Agnew 8% to 24% (open pit) and 20% to 30% (underground); (vi) Granny Smith 16%; (vii) Gruyere 4% to 37%; and (viii) Cerro Corona 0% and (ix) Salares Norte 2%.

(c) The mining recovery factor relates to the proportion or percentage of ore mined from the defined ore body at the gold price used for the declaration of Reserves. This percentage will vary from mining area to mining area and reflects planned and scheduled Reserves against actual tonnes, grade and metal mined (at the gold price used for the declaration of reserves), with all modifying factors, mining constraints and pillar discounts applied. The mining recovery factors are as follows: (i) Tarkwa 100%; (ii) Damang 95%; (iii) St. Ives 94% to 99% (open pits) and 92% to 93% (underground); (iv) Agnew 89% to 94% (underground) and 89% to 94% (open pit); (v) Granny Smith 90% to 92%; (vi) South Deep 96.5%; (vii) Gruyere 80% to 99%; and (viii) Cerro Corona 98% mining recovery factor and (ix) Salares Norte 100%.

(d) The cut-off grade may vary per shaft, open pit or underground mine, depending on the respective costs, depletion schedule, ore type and dilution. The following are the average or range of cut-off grade values applied in the planning process: (i) South Deep 4.0 g/t to 4.4 g/t; (ii) Tarkwa 0.32 g/t to 0.5 g/t for mill feed; (iii) Damang 0.67 g/t; (iv) St. Ives 0.3 g/t to 0.45 g/t for mill feed (open pit), and 2.4 g/t to 3.6 g/t for mill feed (underground); (v) Agnew 3.4 g/t to 5.2 g/t mill feed (underground) and 1.0 g/t (open pit); (vi) Granny Smith 3.2 g/t to 3.8 g/t; (vii) Gruyere 0.3 g/t to 0.7 g/t; (viii) Cerro Corona U.S.$ 16.38/t net smelter return (combined copper and gold) and (ix) Salares Norte U.S.$ 69.97/t to US.$ 74.31/t net smelter return (combined gold and silver).

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
(3)
For the reasons explained in “—Additional Information on the Company—Material Operating Properties—West Africa Operations—Asanko JV”, Gold Fields has not reported the reserves of Asanko as at 31 December 2022.

The following table sets forth the Proved and Probable copper Reserves of the Cerro Corona mine as at 31 December 2022 that are attributable to Gold Fields:

	Copper Mineral Reserve statement as at 31 December 2022(1)
	Proved Reserves			Probable Reserves			Total Reserves			Attributable copper production in fiscal 2022
	Tonnes	Grade	Cu	Tonnes	Grade	Cu	Tonnes	Grade	Cu
	(million)	(%)	(M lb)	(million)	(%)	(M lb)	(million)	(%)	(M lb)	(M lb)

Surface (Stockpiles)
Cerro Corona	13.2	0.34	100	—	—	—	13.2	0.34	100	—
Surface (Open Pit)
Cerro Corona	34.7	0.37	284	2.0	0.33	14	36.7	0.37	298	59
Grand Total	47.9	0.36	384	2.0	0.33	14	49.9	0.36	398	59
Notes:
(1) For the copper Reserves, the optimised pit is based on a gold price of U.S.$1,400 per ounce and a copper price of U.S.$3.4 per pound, which, due to the nature of the deposit, need to be considered together.

The following table sets forth the proved and probable silver reserves of the Salares Norte project as at 31 December 2022 that are attributable to Gold Fields:

	Silver Mineral Reserve statement as at 31 December 2022(1)
	Proved Reserves			Probable Reserves			Total Reserves			Attributable silver production in fiscal 2022
	Tonnes	Head Grade	Silver	Tonnes	Head Grade	Silver	Tonnes	Head Grades	Silver
	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)	(M lb)

Surface Stockpiles Chile
Salares Norte	—	—	—	0.3	4.7	0.05	0.3	4.7	0.05	—
Surface Open Pit Chile
Salares Norte	—	—	—	18.1	72	42.1	18.1	72	42.1	—
Grand Total	—	—	—	18.4	71	42.2	18.4	71	42.2	—
Note:
(1) For the silver reserves, the optimised pit is based on a gold price of U.S.$1,400 per ounce and a silver price of U.S.$17.50 per ounce, which, due to the nature of the deposit, need to be considered together.

Gold Mineral Reserve year on year comparison
The following table sets out changes in the gold Attributable Mineral Reserve for Gold Fields for the periods indicated.
Attributable Proved and Probable Mineral Reserve

	% Change	Gold on ROM Mineral Reserve(1) (Moz)

As at 31 December 2021	—	47.4
Production depletion 2022	-5%	-2.5
Gold price	4%	2.0
Production cost	-4%	-2.0
Discovery – Exploration	2%	1.0
Conversion	1%	0.3
Inclusion/exclusion	-0%	-0
As at 31 December 2022	97%	46.1
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

	-10%	Base	+10%
		(Moz)

Gruyere	1.8	2.0	2.2
Granny Smith(2)	1.9	2.1	2.2
St. Ives(2)	2.6	2.7	3.0
Agnew(2)	1.0	1.1	1.2
South Deep(1)	25.5	28.7	30.6
Damang	0.3	0.3	1.2
Tarkwa	3.1	4.9	6.0
Salares Norte	3.4	3.5	3.5
Cerro Corona	0.9	0.9	0.9
Notes:
(1) The equivalent gold prices used for the sensitivities in South Africa are R650,000/kg, R720,000/kg and R790,000/kg.
(2) The equivalent gold prices used for the sensitivities in Australia are A$1,800/oz, A$2,000/oz and A$2,200/oz.

The London afternoon fixing price for gold on 31 December 2022 was U.S.$1,813.75 per ounce, based on the nearest trading day (29 December 2022). Gold Fields’ attributable gold Reserves decreased from 47.4 million ounces at 31 December 2021 to 46.1 million ounces at 31 December 2022. This decrease is due to the net impact of annual mining depletion at all operations, updated geology and resource models, near mine exploration discovery and Resource conversion, mine design and scheduling enhancements and completion of new studies across the Group. Mining cost increases have negatively impacted Reserves at most operations. The mines with year-on-year Reserve increases compared to 2021, are St. Ives (12%) and Agnew (8%) largely due to additional drilling and updated resource models. Compared to 2021, South Deep decreased by 2% in Reserves post annual production depletion, while Gruyere, Granny Smith, Damang, Tarkwa and Cerro Corona decreased in Reserves, due to execution of their respective LOM plans, changes in mining costs and resource models. The Salares Norte project, which is currently under construction, and is expected to facilitate first gold production during the second half of 2023, has not seen a significant Reserve change. For the reasons explained in “—Additional Information on the Company—Material Operating Properties—West Africa Operations—Asanko JV”, Gold Fields has once again not reported Reserves for the Asanko JV in 2021 or in 2022.
The London Metal Exchange (LME) cash settlement price for copper on 31 December 2022 (based on the nearest day of trade, 30 December 2022) was U.S.$8,372 per tonne or U.S.$3.80 per pound.
Gold Fields’ methodology for determining its Reserves is subject to change and is based upon estimates and assumptions made by management regarding a number of factors as noted above under “—Additional Information on the Company—Reserves of Gold Fields as at 31 December 2022—Methodology”. Accordingly, the sensitivity analysis of Gold Fields’ Reserves provided above should not be relied upon as indicative of what the estimate of Gold Fields’ Reserves would actually be or have been at the gold or copper prices indicated, or at any other gold or copper price, and neither should it be relied upon as a basis for estimating Gold Fields’ ore Reserves based on the current gold or copper price or what Gold Fields’ Reserves will be at any time in the future. See “—Risk Factors—Gold Fields’ Mineral Resources and Reserves are estimates based on a number of technical and economic assumptions, which, if proven inaccurate or changed, may require Gold Fields to lower its estimated Mineral Reserves”.

Mineral Resources of Gold Fields as at 31 December 2022
Methodology
S-K 1300, which is substantially similar in its methodology to the SAMREC Code, is used to estimate Mineral Resources. The Resources are exclusive of Mineral Reserves and the point of reference is in situ. Open pit Resources are confined to pit shells that are defined by the price, costs and relevant modifying factors used for the estimates. The pit shells are used to constrain the mineralisation to that which is potentially economically and practically extractable under assumed economic conditions. The Resources are quoted at an appropriate in situ cut-off grade. The pit shells take into account selective mining units and may also include estimates of any material below cut-off grade that needs to be mined to extract the complete pay portion of the Resource. Underground follow a similar economic practical extraction based on mining shapes that can be practically accessed and mined quoted at an appropriate in situ cut-off grade.
Modifying Factors for Mineral Resources
All of Gold Fields’ operations report Mineral Resources using cut-off grades or net smelter return cut-offs, in the case of multi-metal deposits. Cut-off grade is the grade that distinguishes the economic material within an ore body that is to be extracted and treated from the remaining material. Cut-off grade is typically calculated using an appropriate metal price plus the development, stoping, processing, general and administration and sustaining capital costs to derive a total cost per tonne. NSR cut-off is the net revenue (total revenue less production costs) that the owner of a mining property receives from the sale of the mine’s metal products. Costs include transportation and refining costs.
The London afternoon fixing price for gold on 31 December 2022 (nearest day of trade was 29 December 2022) was U.S.$1,813.75 per ounce. The LME cash settlement price for copper on 31 December 2022 (nearest day of trade was 30 December 2022) was U.S.$8,372 per tonne. A detailed analysis of price selection is included in the marketing section of the technical report summaries. The prices used to estimate Mineral Resources exclusive of Reserves is $1,600/oz for gold which is below the 3 year trailing average, $3.6/lb copper, and $20.00/oz silver.
Attributable Mineral Resources exclusive of Reserve Statement
As at 31 December 2022, Gold Fields had aggregate attributable Measured and Indicated Resources exclusive of Mineral Reserves of approximately 31.1 million ounces of gold, 300 million pounds of copper and 2.5 million ounces of silver, as set forth in the following tables. No Mineral Resources are reported for Far South East in 2022, as the carrying value of the project has been written down to nil. The point of reference for the Mineral Resource is in situ.

	Gold Mineral Resources exclusive of Reserves statement as at 31 December 2022(1)
	Measured Resources			Indicated Resources			Inferred Resources			Attributable gold Total Measured and Indicated Resource
	Tonnes	In Situ Grade	Gold	Tonnes	In Situ Grade	Gold	Tonnes	In Situ Grade	Gold
	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)	(M oz)

Underground (UG)
Australia
Granny Smith	2.5	4.9	0.4	10.7	4.6	1.6	8.9	5.5	1.6	2.0
St. Ives	0.3	4.3	0.04	4.0	3.6	0.5	9.6	4.2	1.3	0.5
Agnew(5)	0.1	5.6	0.02	4.4	5.4	0.8	3.5	4.8	0.5	0.8
South Africa
South Deep(3)(4)	15.0	6.5	3.1	79.0	6.6	16.8	20.4	9.1	6.0	19.9
Total Underground	17.8	6.2	3.6	98.1	6.2	19.6	42.5	7.0	9.4	23.1
Surface (Stockpile)
Australia										—
Gruyere	—	—	—	—	—	—	—	—	—	—
Granny Smith	—	—	—	—	—	—	—	—	—	—
St. Ives(5)	—	—	—	—	—	—	—	—	—	—
Agnew	—	—	—	—	—	—	—	—	—	—
South Africa
South Deep	43.6	0.23	0.3	—	—	—	—	—	—	0.4
Ghana
Damang(5)	0.002	0.6	0	—	—	—	1.2	0.6	0.02	0
Tarkwa(5)	0.1	0.4	0.001	—	—	—	—	—	—	0.001
Asanko	—	—	—	—	—	—	—	—	—	—
Chile
Salares Norte	—	—	—	—	—	—	—	—	—	—
Peru
Cerro Corona	—	—	—	—	—	—	—	—	—	—
Surface (Open Pit)
Australia
Gruyere	0.05	1.0	0.001	13.2	1.4	0.6	14.4	1.4	0.6	0.6
Granny Smith	—	—	—	—	—	—	0.2	2.1	0.01	—
St Ives(4)	0.6	2.9	0.06	5.4	2.4	0.4	1.8	2.7	0.2	0.5
Agnew	—	—	—	0.9	3.4	0.1	0.5	4.0	0.06	0.1
Ghana
Damang(4)	3.7	1.7	0.2	39.7	2.1	2.7	8.1	2.0	0.5	2.9
Tarkwa(4)	9.5	1.5	0.5	51.8	1.3	2.2	5.4	1.5	0.3	2.7
Asanko	—	—	—	—	—	—	—	—	—	—
Chile
Salares Norte	—	—	—	2.8	2.1	0.2	0.9	1.9	0.06	0.2
Peru
Cerro Corona	33.3	0.5	0.6	7.3	0.5	0.1	0.1	0.4	0.002	0.7
Total Surface	47.2	0.9	1.3	121.1	1.6	6.3	31.4	1.7	1.7	7.6
Grand Total	108.7	1.5	5.2	219.2	3.7	25.9	75.0	4.7	11.2	31.1

	Gold Mineral Resources exclusive of Reserves statement as at 31 December 2022(1)
	Measured Resources			Indicated Resources			Inferred Resources			Attributable gold Total Measured and Indicated Resource
	Tonnes	In Situ Grade	Gold	Tonnes	In Situ Grade	Gold	Tonnes	In Situ Grade	Gold
	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)	(M oz)

Totals by Mine
Gruyere	0.05	1.0	0.001	13.2	1.4	0.6	14.5	1.5	0.7	0.6
Granny Smith	2.5	4.9	0.4	10.7	4.6	1.6	9.1	5.5	1.6	2.0
St. Ives	0.9	3.3	0.1	9.4	2.9	0.9	11.3	3.9	1.4	1.0
Agnew	0.1	5.6	0.02	5.3	5.0	0.9	4.0	4.7	0.6	0.9
South Deep	58.6	1.8	3.4	79.0	6.6	16.8	20.4	9.1	6.0	20.2
Damang	3.7	1.7	0.2	39.7	2.1	2.7	9.2	1.9	0.6	2.9
Tarkwa	9.6	1.5	0.5	51.8	1.3	2.2	5.4	1.5	0.3	2.7
Asanko	—	—	—	—	—	—	—	—	—	—
Salares Norte	—	—	—	2.8	2.1	0.2	0.9	1.9	0.06	0.2
Cerro Corona	33.3	0.5	0.6	7.3	0.5	0.1	0.1	0.4	0.002	0.7
Grand Total	108.7	1.5	5.2	219.2	3.7	25.9	75.0	4.7	11.2	31.1

Notes:
(1)
(a) Quoted as in situ undiluted. Mining Recovery, Mining dilution MCF and metallurgical recovery factors have not been applied to the resource figures. The approximate metallurgical recovery factors are as follows: (i) South Deep 96.5%; (ii) Tarkwa 89.5% to 97%; (iii) Damang 88.3% to 97%; (iv) St. Ives 84.9% to 96%; (v) Agnew 81% to 98%; (vi) Granny Smith 94.3% to 93.9%; (vii) Gruyere 85.1% to 92%; (viii) Cerro Corona 75.9% to 76.1% for gold and 88.2% to 88.5% for copper; and (ix) Salares Norte 87% to 91% for gold and 58.9% to 67.5% for silver (planned). The metallurgical recovery is the ratio, expressed as a percentage, of the mass of the specific mineral product actually recovered from ore treated at the plant to its total specific mineral content before treatment. The South African operations have a consistent metallurgical recovery, while the recoveries on the international operations vary according to the mix of the source material (e.g. oxide, transitional and fresh) and method of treatment.

(b) The metal prices used for the 2022 Resources were as follows: for the Ghana operations, Mineral Resources figures are based on an optimised pit at a gold price of U.S.$1,600 per ounce. For the Australian operations, Mineral Resource figures are based on a gold price of A$2,300 per ounce (at an exchange rate of A$1.43 per U.S.$1.00 or A$:$0.70c). Open pit Mineral Resources at the Australian operations are similarly based on optimised pits and the underground operations on appropriate mine design and extraction schedules. At South Deep, a gold price of R800,000 per kilogram (at an exchange rate of R16 per U.S.$1.00) was applied in valuing the Mineral Resource. The gold price used for Mineral Resources is less than but approximates the three-year trailing average (U.S.$1,790 per oz) to end December 2022, calculated on a monthly basis, of the London afternoon fixing price of gold. For the Cerro Corona gold Resources, the optimised pit is based on a gold price of U.S.$1,600 per ounce and a copper price of U.S.$3.6 per pound. Due to the nature of the deposit and the importance of net smelter returns, the gold and copper prices need to be considered together. The Salares Norte Resource used a gold price of U.S.$1,600 per ounce and silver price of U.S.$20.00 per ounce.

(c) The cut-off grade may vary per shaft, open pit or underground mine, depending on the respective costs, depletion schedule, ore type and dilution. The following are the average or range of cut-off grade values applied in the planning process: (i) South Deep 3.4 g/t to 3.8 g/t VCR 6 g/t; (ii) Tarkwa 0.34 g/t to 0.43 g/t for mill feed; (iii) Damang 0.61 g/t to 0.85 g/t; (iv) St. Ives 0.75 g/t to 1.17 g/t for mill feed (open pit), and 1.9 g/t to 4.4 g/t for mill feed (underground); (v) Agnew 2.75 g/t to 4.5 g/t mill feed (underground) and 0.9 g/t to 1.0 g/t (open pit); (vi) Granny Smith 2.5 g/t to 3.7 g/t; (vii) Gruyere 0.4 g/t to 0.61 g/t; (viii) Cerro Corona U.S.$ 16.38/t net smelter return (combined copper and gold) and (ix) Salares Norte U.S.$ 55.09/t to US.$65.45/t net smelter return (combined gold and silver).

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

The following table sets forth the copper Measured and Indicated Resources exclusive of Mineral Reserves as at 31 December 2022 that are attributable to Gold Fields:

	Copper Mineral Resources exclusive of Reserves statement as at 31 December 2022(1)(2)
	Measured Resources			Indicated Resources			Inferred Resources			Attributable copper Total Measured and Indicated Resource (2)
	Tonnes	In Situ Grade	Cu	Tonnes	In Situ Grade	Cu	Tonnes	In Situ Grade	Cu
	(million)	(%)	(M lb)	(million)	(%)	(M lb)	(million)	(%)	(M lb)	(M lb)

Peru
Cerro Corona SP	—	—	—	—	—	—	—	—	—	—
Open Pit
Cerro Corona OP	33.2	0.3	249	7.3	0.3	50	0.1	0.3	1	300
Grand Total	33.2	0.3	249	7.3	0.3	50	0.1	0.3	1	300
The following table sets forth the silver Measured and Indicated Resources exclusive of Mineral Reserves of the Salares Norte project as at 31 December 2022 that are attributable to Gold Fields:

Silver Mineral Resources exclusive of Reserves statement as at 31 December 2022(1)(2)
	Measured Resources			Indicated Resources			Inferred Resources			Attributable silver Total Measured and Indicated Resource (2)
	Tonnes	In Situ Grade	Silver	Tonnes	In Situ Grade	Silver	Tonnes	In Situ Grades	Silver
	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)	(M oz)

Surface (Open Pit & Stockpiles)
Chile
Salares Norte	—	—	—	2.8	27	2.5	0.1	17	0.5	2.5
INDIVIDUAL PROPERTY DISCLOSURE PURSUANT TO ITEM 1304 OF REGULATION S-K UNDER THE SECURITIES ACT
Gold Fields has determined that the Gruyere, Granny Smith, St. Ives, Agnew, South Deep, Damang, Tarkwa, Salares Norte and Cerro Corona properties are material to its business and financial condition based on, among other things, Gold Fields’ consideration of qualitative and quantitative factors in the context of its overall business and financial condition. As a result, disclosure has been provided below for the aforementioned properties pursuant to S-K 1300. Furthermore, Gold Fields has filed technical report summaries with the Securities and Exchange Commission for each of the Gruyere, Granny Smith, St. Ives, Agnew, South Deep, Damang, Tarkwa, Salares Norte and Cerro Corona properties, which have been incorporated by reference to this annual report on Form 20-F.
2021 was the first year that Gold Fields reported Mineral Resources under S-K 1300. Correspondingly, 2021 was the first time that it disclosed Mineral Resources in excess of (excluding) Mineral Reserves (EMR). As a result, there is only one set of historical numbers reported in the Mineral Resources tables.
Mineral Resources inclusive of Mineral Reserves (IMR) have been reported prior to 2021 in the Gold Fields Mineral Resources and Mineral Reserves Supplement to the Gold Fields Integrated Annual Report. However, EMR cannot be calculated by subtracting reported Reserves from IMR, as modifying factors are applied differently to Resources and Reserves. For further information on estimation methodology, see “—Summary Disclosure of Mining Operations Pursuant to Item 1303 of Regulation S-K under the Securities Act.

Australasia Operations
In relation to gold produced from the mining leases at Gruyere, Granny Smith, St. Ives and Agnew, Gold Fields pays an annual royalty to the state of 2.5% of revenue.
Gruyere
The following graphic illustrates the location of the Gruyere Gold Mine operations, including exploration tenements, administrative offices and plants.
Introduction
The Gruyere deposit is located within the Yamarna Terrane of the eastern Yilgarn, Western Australia (27º59’04”S and longitude 123º50’43”E or GDA94 / MGA Zone 51 coordinates 583,115E and 6,904,206N). Gruyere is located by road 200 kilometres east of Laverton and 1,150 kilometres north-east of Perth and is accessible by road and by air, with a sealed airstrip near the camp. The operation runs on a fly-in fly-out basis with variable rosters.
The project holds licenses for mining, exploration, prospecting and miscellaneous use of a total area of approximately 142,092 hectares. The Gruyere mine utilises mining contractors to mine the open pit using conventional drill, blast, load and haul activities.
Operational Infrastructure
Gruyere open pit commenced in 2018 and included the 2019 7.5Mt/a conventional carbon in leach (CIL) processing plant, and therefore still comprises modern equipment and surface infrastructure. The recent open pit LOM Reserve commenced in 2018 with numerous small, short life open pits in the LOM Reserve. The Gruyere processing plant has an ongoing condition monitoring program to focus on reliability and minimise down time and has a comprehensive maintenance strategy that includes regular equipment refurbishment or replacement. The plant is being progressively de-bottlenecked to a current target of 10Mt/a. Gruyere mine design and scheduling include sustainable capital to support the remaining year LOM Reserve. Gruyere has contractors that conduct mining operations and who are responsible for maintaining and modernising the mining fleet.
The Gruyere JV comprises five open pits (one active and four planned) plus ore stockpiles. The operation has a processing plant and is supported by a power station with gas pipeline and power distribution lines, borefields and water supply infrastructure, centralised administrative offices; engineering workshops, accommodation village; airstrip and road networks.

For information on assets and liabilities (including costs after depreciation) of Gruyere see “Annual Financial Report—Notes to the consolidated financial statements—Note 41. Segment Report”. Gruyere did not incur any fines for non-compliance or breaches during the year ended 31 December 2022 and no significant encumbrances to the property exist.
History
Gold Road Resources discovered Gruyere mineralisation in 2013. The Gruyere operation is 50% owned and operated by Gold Fields after forming a joint venture with Gold Road Resources in November 2016. Pursuant to the joint venture with Gold Road Resources (ASX listed), Gold Fields holds a 50% interest (through its subsidiary) in the Gruyere Mining Co Pty, which has a 100% interest in Gruyere. Gold Road Resources also holds a 50% interest in the Gruyere Mining Co Pty. Gruyere’s first gold was poured in 2019.
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
Attributable Mineral Reserves

	Year ended 31 December
	2022			2021			% Change(2)
	Tonnes	Grade	Gold	Tonnes	Grade	Gold
	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)

Reserves(1)
Proved reserves	9.9	1.1	0.3	8.4	1.0	0.3	20%
Probable reserves	39.5	1.3	1.7	46.2	1.3	1.9	-13%
Total Reserves	49.4	1.3	2.0	54.5	1.3	2.2	-9%
Notes:
(1) For the year ended 31 December 2022, the average reserve cut-off grades were 0.40 g/t to 0.69 g/t and metallurgical recovery was 85.1% to 92.0%.
(2) Changes in Mineral Reserves are primarily due to cost increases and mining depletion.

Mineral Reserves year on year change

	Proved and Probable Mineral Reserves
	% Change	Gold on ROM (Moz)

As at 31 December 2021		2.2
Production depletion 2022	-8%	-0.2
Gold price	—	—
Production cost	-1%	-0.02
Discovery – Exploration	—	—
Conversion	—	—
Inclusion/exclusion	—	—
As at 31 December 2022	-9%	2.0

Attributable Mineral Resources in excess of Reserves

	Year ended 31 December
	2022			2021			% Change(3)
	Tonnes	Grade	Gold	Tonnes	Grade	Gold
	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)

Resources(1) (2)
Measured Resources	0.05	1.0	0.001	0.05	1.0	0.001	0%
Indicated Resources	13.2	1.4	0.6	13.9	1.4	0.6	-4%
Total Measured and Indicated Resources	13.2	1.4	0.6	13.9	1.4	0.6	-4%
Inferred Resources	14.5	1.5	0.7	17.9	1.5	0.8	-16%
Notes:
(1) For the year ended 31 December 2022, the average resource cut-off grades were 0.40 g/t to 0.60 g/t and metallurgical recovery was 85.1% to 92.0%.
(2) Gold Fields disclosed Mineral resources in excess of (excluding) Mineral reserves for the first time for the year ended 31 December 2021 as required under S-K 1300.
(3) Changes in Mineral resources in 2022 are largely due to increases in mining costs.

Granny Smith
The following graphic illustrates the location of the Granny Smith operations, including exploration tenements, administrative offices and plants.
Introduction
Granny Smith is owned by GSM Mining Company (Pty) Ltd., a wholly owned subsidiary of Gold Fields. The mine is located 27 kilometres southwest of the town of Laverton in the Northern Goldfields of Western Australia (latitude 28°51’09” S and longitude 122°18’35” E) and is accessible via the Mt. Weld Road. Laverton has a sealed road to Perth, 965 kilometres to the southwest, and Kalgoorlie, 375 kilometres to the south. Mining methods at Granny Smith include room and pillar, bulk stopes and long-hole open stoping with paste-filled backfill and some room and pillar mining.

Granny Smith holds exploration licences, prospecting licences and mining leases covering a total area of approximately 92,397 hectares, including miscellaneous and 96 non-managed tenements.
Operational Infrastructure
The Wallaby open pit at Granny Smith commenced in 2001 and has systemically progressed to become an underground mine that provides approximately 50% of the feed to the 3.5 Mt/a conventional carbon in leach processing plant. Granny Smith has an annual major and critical item condition survey to focus reliability and minimise down time and has a comprehensive maintenance strategy that includes owned regular equipment refurbishment or replacement. Granny Smith mine design and scheduling include sustainable capital to support the remaining year LOM Reserve. Granny Smith has a predominantly owner mining team that conduct mining operations and who are responsible for maintaining and modernising the mining fleet. The processing plant and critical surface infrastructure underwent a major upgrade post acquisition approximately 2014 onwards.
The site operates on a fly-in fly-out basis with variable rosters through Laverton with flights operating throughout the week.
For information on assets and liabilities (including costs after depreciation) of Granny Smith see “Annual Financial Report—Notes to the Consolidated Financial Statements—Note 41. Segment Report”. Granny Smith did not receive any fines during the year ended 31 December 2022.
History
The Granny Smith deposits were discovered in 1979. In 1989, mining at Granny Smith commenced in the Granny Smith pit and continued in subsequent years, with the development of a series of other open pits. In 1998, the Wallaby deposit was discovered 11 kilometres southwest of Granny Smith. In November 2001, the first Wallaby ore was delivered to the processing plant.
The Wallaby Open Pit was mined from October 2001 until December 2006. Underground mining at Wallaby commenced in December 2005 and is ongoing. Gold Fields acquired the mine in October 2013. Extensional exploration continues to define new Mineral Reserves. Based on current underground ore reserves from the Wallaby area, the LOM extends to 2033.
Geology
Granny Smith is located in the Eastern Yilgarn Craton. At a regional scale, the geological terrain around the Laverton area is dominated by the Mt. Margaret Dome in the northwest and the Kirgella Dome in the southeast. These domes are flanked to the east and west by north-northwest-striking shear zones, and the central zone between the two domes is dominated by north to north-northeast-striking sigmoidal shear zones. These distinctly different strikes to the shear zones developed early in the tectonic evolution of the area and resulted in a favourable architecture for late-stage orogenic gold mineralisation. The Granny Smith lodes comprise vein stockworks localised by a northerly trending shear at the margin of a granodiorite. The Wallaby lodes are flat lying alteration zones hosted within magnetite amphibole altered conglomerate.
The following table sets out the Mineral Reserves and Mineral Resources of the Granny Smith gold mine as at the years indicated that are attributable to Gold Fields.
Attributable Mineral Reserves

	Year ended 31 December
	2022			2021			% Change(2)
	Tonnes	Grade	Gold	Tonnes	Grade	Gold
	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)

Reserves(1)
Proved reserves	1.8	5.6	0.3	2.2	4.9	0.4	-7%
Probable reserves	9.9	5.6	1.8	10.4	5.6	1.9	-3%
Total Reserves	11.8	5.6	2.1	12.6	5.5	2.2	-4%
Notes:
(1) For the year ended 31 December 2022, the average reserve cut-off grades were 3.20 g/t to 3.80 g/t and metallurgical recovery was 91.0% to 94.0%.
(2) Changes in Mineral Reserves are due to mining depletion and pillar exclusion.

Mineral Reserves year on year change

	Proved and Probable Mineral Reserves
	% Change	Gold on ROM (Moz)

As at 31 December 2021		2.2
Production depletion 2022	-14%	-0.3
Gold price	—	—
Production cost	-2%	-0.1
Discovery – Exploration	2%	0.1
Conversion	7%	0.2
Inclusion/exclusion	3%	0.1
As at 31 December 2022	-4%	2.1
Attributable Mineral Resources in excess of Reserves

	Year ended 31 December
	2022			2021			% Change(3)
	Tonnes	Grade	Gold	Tonnes	Grade	Gold
	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)

Resources(1) (2)
Measured Resources	2.5	4.9	0.4	4.1	5.3	0.7	-44%
Indicated Resources	10.7	4.6	1.6	20.7	5.0	3.4	-53%
Total Measured and Indicated Resources	13.2	4.6	2.0	24.8	5.1	4.1	-52%
Inferred Resources	9.1	5.5	1.6	11.0	5.0	1.8	-10%
Notes:
(1) For the year ended 31 December 2022, the average Resource cut-off grades were UG 2.50 g/t to UG 3.70 g/t and OP 0.83 g/t and metallurgical recovery was 89.3% to 93.9% and OP 85.0%.
(2) Gold Fields disclosed Mineral Resources in excess of (excluding) Mineral Reserves for the first time for the year ended 31 December 2021 as required under S-K 1300.
(3) Changes in Mineral resources are due to exclusion of mining pillars and increased costs.

St. Ives
The following graphic illustrates the location of the St. Ives operations, including exploration tenements, administrative offices and plants.
Introduction
St. Ives is located by road 650 kilometres east of Perth, 75 kilometres south of Kalgoorlie and 20 kilometres south of Kambalda, straddling Lake Lefroy in Western Australia (latitude 31 º 19’ 12.6” S and longitude 121 º 44’ 25.5” E). It holds exploration licences, prospecting licences, miscellaneous licences and mining leases covering a total area of approximately 299,186 hectares (inclusive of forty-nine non-managed leases totalling 6,747 hectares and thirteen JV leases totalling 37,213 hectares, where St. Ives is currently earning an interest.
St. Ives is currently both a surface and underground operations, with several open pits and two operating underground mines incorporated into its LOM plan. Open pits are mined using conventional drill and blast in the fresh rock with truck and shovel and the underground mines deploy long-hole stoping and paste/rock fill. St. Ives is transitioning to becoming a predominantly underground operation, with the majority of the production expected to come from the Invincible underground mine.
Operational Infrastructure
St Ives open pit mining and heap leach operation commenced in 1981, with the current processing facility at St. Ives commissioned in 2005. The current processing plant has a gravity circuit and consists of a primary gyratory crusher, followed by a single-stage SAG mill with pebble crusher, gravity, leaching and CIP. The plant has a 4.7Mt/a name plate throughput capacity. The St. Ives operation obtains electricity pursuant to a contract with BHP Nickel-West and has access to water, air and road infrastructure. Consumables and supplies are trucked in locally from both Perth and Kalgoorlie. Since 1981, numerous open pits and underground mines have been mined with most open pits only lasting between three months to beyond five years, and others extended beyond five years. All the underground mines that have been mined since St. Ives commenced have been started as open pits before going underground. Current operations as at the 31 December 2022 consist of the Invincible and Hamlet North undergrounds as well as open pit mining in the Neptune – Revenge area.
For information on assets and liabilities (including costs after depreciation) of St. Ives see “Annual Financial Report—Notes to the Consolidated Financial Statements—Note 41. Segment Report”. During the year ended 31 December 2022, St. Ives received fines on two tenements that had not been worked on in the previous year due to heritage restrictions and land access and that were underspent with regards to their commitment. The fines totalled U.S.$9,600.

History
Gold was discovered in the St. Ives area in 1897, with intermittent production until Western Mining Corporation (WMC) commenced nickel and gold mining operations at St. Ives. Gold Fields acquired the St. Ives gold mining operation from WMC in November 2001. Ongoing exploration near the mine and extensional areas continue to replace mining depletion and extend the LOM, which is typical of the Archaean orogenic (shear zone) greenstone gold hosted gold camps, where St. Ives is located. The current LOM extends to 2032.
Geology
The gold deposits of St. Ives are located at the southern end of the Norseman-Wiluna greenstone belt of the West Australian Goldfields Province. In the St. Ives area, the belt consists of Kalgoorlie Group volcanic rocks, Black Flag group felsic volcanic rocks and sediments and a variety of intrusive and overlying post-tectonic sediments. The area is structurally complex, with metamorphism ranging from lower greenschist to lower amphibolite facies. Shear hosted gold mineralisation has been discovered in all stratigraphic units. Deposit styles and ore controls are varied ranging from minor structures, including vein arrays, breccia zones and central, to quartz-rich and mylonitic parts of shear zones. There are several styles of mineralisation at St. Ives including lode, supergene and paleoplacer mineralisation and individual deposits may contain more than one of these styles.
The following table sets out the Mineral Reserves and Mineral Resources of the St. Ives gold mine as at the years indicated that are attributable to Gold Fields.
Attributable Mineral Reserves

	Year ended 31 December
	2022			2021			% Change(2)
	Tonnes	Grade	Gold	Tonnes	Grade	Gold
	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)

Reserves(1)
Proved reserves	5.9	2.6	0.5	4.7	2.9	0.4	15%
Probable reserves	18.7	3.7	2.2	15.4	4.0	2.0	12%
Total Reserves	24.6	3.4	2.7	20.1	3.7	2.4	12%
Notes:
(1) For the year ended 31 December 2022, the average reserve cut-off grades were 0.30 g/t to 0.45 g/t open pit 2.40 g/t to 3.60 g/t underground, SP 3.9 g/t to 0.4 g/t and metallurgical recovery was OP 86.5% to 96.0%, UG 93.1% to 96.0% and SP 88.6%.
(2) Changes in Mineral Reserves at have resulted from mining depletion, discovery and resource modelling changes and economics.

Mineral Reserves year on year change

	Proved and Probable Mineral Reserves
	% Change	Gold on ROM (Moz)

As at 31 December 2021		2.4
Production depletion 2022	-16%	-0.4
Gold price	—	—
Production cost	8%	0.2
Discovery – Exploration	19%	0.5
Conversion	—	—
Inclusion/exclusion	1%	0.02
As at 31 December 2022	12%	2.7
Attributable Mineral Resources in excess of Reserves

	Year ended 31 December
	2022			2021			% Change(3)
	Tonnes	Grade	Gold	Tonnes	Grade	Gold
	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)

Resources(1) (2)
Measured Resources	0.9	3.3	0.01	1.2	3.6	0.1	-33%
Indicated Resources	9.4	2.9	0.9	9.4	3.2	1.0	-8%
Total Measured and Indicated Resources	10.3	2.9	1.0	10.6	3.2	1.1	-12%
Inferred Resources	11.3	3.9	1.4	9.8	4.0	1.3	14%
Notes:
(1) For the year ended 31 December 2022, the average resource cut-off grades were 0.75 g/t to 1.17 g/t for mill feed (open pit) and 1.90 g/t to 4.40 g/t for mill feed (underground) and metallurgical recovery was UG 84.9% to 96.0% and OP 95.7% to 96.0%.
(2) Gold Fields disclosed Mineral Resources in excess of (excluding) Mineral Reserves for the first time for the year ended 31 December 2021 as required under S-K 1300.
(3) Changes in Mineral resources are largely due to extension of known oreshoots, conversion to Reserves and increased costs.

Agnew
The following graphic illustrates the location of the Agnew operations, including exploration tenements, administrative offices and plants.
Introduction
The Agnew Gold Mining Company Proprietary Limited (AGMC) was incorporated in 2001, comprises the Agnew and the amalgamated Lawlers mines and is located 23 kilometres west of Leinster, approximately 390 kilometres north of Kalgoorlie and 850 kilometres northeast of Perth, Western Australia (latitude 28º00’39”S and longitude 120º30’59”E or GDA94 / MGA Zone 51 coordinates 255,788 E and 6,899,110 N). Agnew holds exploration licences, prospecting licences and mining leases covering a total area of approximately 72,542 hectares. Agnew operates two underground mines, namely Waroonga and New Holland. The primary mining method at Waroonga is long-hole sub-level stoping with paste fill. The New Holland mining method depends on the geometry of the ore structure, with the primary method being long-hole open-stoping. Extensional and near mine exploration continues to generate new Mineral Reserves and extend the LOM which is currently to 2027.
Operational Infrastructure
Agnew East Murchison United (EMU) open pits commenced in 1986 and included the 1989 EMU conventional crushing, milling and leach/CIP processing plant, and modern surface infrastructure. The processing plant currently has a capacity of approximately 1.3 to 1.5 Mt/a. The recent small, short life Waroonga open pit LOM Reserve commenced in 2003 and has systematically progressed to become the predominant underground mine. Agnew has an annual major and critical item condition survey to focus reliability and minimise down time and a comprehensive maintenance strategy that includes owned regular equipment refurbishment or replacement. Agnew mine design and scheduling include sustainable capital to support the remaining year LOM Reserve. Agnew has owner operator and contractor mining operations and who are responsible for maintaining and modernising the mining fleet. A new tertiary crushing facility, with new fine ore bine was installed and commissioned in 2022. It is located at latitude 28º00’39”S and longitude 120º30’59”E or GDA94 / MGA Zone 51 coordinates 255,788 E and 6,899,110 N.
Agnew has one metallurgical plant in operation and is serviced by sealed road infrastructure to the mine gate. Supplies are generally trucked in from Perth or Kalgoorlie. Agnew is a fly-in fly-out operation with local services and external accommodation including air transport with a sealed runway. A new mine owned camp and runway upgrade was completed in 2019, which accommodates the mine employees and contractors, which are typically sourced from Perth. The bulk of the water is supplied from the mining operations and recovered from the in-pit tailings facility and previously mined pits. In 2020, a hybrid renewable power plant was commissioned, including solar, wind turbine, gas generator, battery power storage and diesel back-up power solutions. This power plant is operational and continues to supply power to the operation.
For information on assets and liabilities (including costs after depreciation) of Agnew see “Annual Financial Report—Notes to the Consolidated Financial Statements—Note 41. Segment Report”. There are no significant encumbrances to the property or Agnew’s ability to execute the life of mine plan from a current or future anticipated permitting perspective.
History
Gold was discovered at the Agnew mine in 1895 and production was intermittent until WMC acquired the operation in the early 1980s and commenced mining the EMU open pit in 1986 and constructed the processing plant in the same year. Since that time, numerous open pits and underground operations have been mined. During 2001, Gold Fields acquired the Agnew mine from WMC.
Gold was discovered around the same time at the Lawlers mine. In 1984, Forsayth NL purchased the Great Eastern lease and constructed the Lawlers mine’s processing plant (the Lawlers Mill). Mechanised open pit mining commenced in 1986. The New Holland underground mine opened in 1998 and in 2001 Barrick acquired the Lawlers mine as part of its merger with Homestake. In 2013, Gold Fields purchased Lawlers from Barrick and the Lawlers Mill was placed on care and maintenance and eventually removed and rehabilitated in 2021. The New Holland underground mine has been incorporated into Agnew since the 2013 acquisition.
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
Attributable Mineral Reserves

	Year ended 31 December
	2022			2021			% Change(2)
	Tonnes	Grade	Gold	Tonnes	Grade	Gold
	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)

Reserves(1)
Proved reserves	0.002	8.2	0.004	0.02	7.2	0.004	-9%
Probable reserves	5.3	6.5	1.1	5.1	6.1	1.0	8%
Total Reserves	5.3	6.5	1.1	5.1	6.1	1.0	8%
Notes:
(1) For the year ended 31 December 2022, the average reserve cut-off grades were 3.40 g/t to 5.20 g/t mill feed (underground) and 1.00 g/t (open pit) and metallurgical recovery was UG 80.0 to 96.0% and OP 96.0%.
(2) Changes in Mineral Reserves are due to economic factors, exclusions and reserve depletion and discovery.

Mineral Reserves year on year change

	Proved and Probable Mineral Reserves
	% Change	Gold on ROM (Moz)

As at 31 December 2021		1.0
Production depletion 2022	-25%	-0.3
Gold price	—	—
Production cost	-5%	-0.1
Discovery – Exploration	27%	0.3
Conversion	13%	0.1
Inclusion/exclusion	-2%	-0.02
As at 31 December 2022	8%	1.1
Attributable Mineral Resources in excess of Reserves

	Year ended 31 December
	2022			2021			% Change(3)
	Tonnes	Grade	Gold	Tonnes	Grade	Gold
	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)

Resources(1) (2)
Measured Resources	0.1	5.6	0.02	0.1	5.8	0.02	-10%
Indicated Resources	5.3	5.0	0.9	8.1	4.7	1.2	-29%
Total Measured and Indicated Resources	5.4	5.0	0.9	8.2	4.7	1.2	-29%
Inferred Resources	4.0	4.7	0.6	7.6	4.5	1.1	-46%
Notes:
(1) For the year ended 31 December 2022, the average resource cut-off grades were 2.80 g/t to 4.50 g/t mill feed (underground) and 0.90 g/t to 1.00 g/t (open pit) and metallurgical recovery was UG 81.0% to 98.0% and OP 90.0% to 98.0%.
(2) Gold Fields disclosed Mineral Resources in excess of (excluding) Mineral Reserves for the first time for the year ended 31 December 2021 as required under S-K 1300.
(3) Changes in Mineral resources are due largely to conversion to Mineral reserves and mining cost increases.

South African Operations
Gold Fields’ South African region consists solely of the South Deep gold mine.
South Deep Mine
The following graphic illustrates the location of the South Deep operations, including tenements, administrative buildings and plants.
Introduction
South Deep is situated 70 kilometres southwest of the head corporate office in Johannesburg, in the Gauteng Province of South Africa (latitude 26.424432˚ S and longitude 27.676855˚E), accessible via the N12 provincial road between Johannesburg and Potchefstroom. Since 2019, South Deep has recalibrated its operating model via an organisational restructuring and modernisation focus that has included a reset of the production ramp-up schedule, which is expected to result in an initial steady state production profile before a steady ramp up until the late 2020’s. South Deep uses trackless mechanised bulk mining methods comprising an array of techniques and mobile equipment. All personnel and material conveyance enters the mine via the main “Twin Shaft”. South Deep converted its old order mining right to new order mining rights in July 2010, as required by the MPRDA. Under the new order mining rights, South Deep operates under a mining lease with a total area of approximately 4,268 hectares.
South Deep’s total Reserve base comprises 3% located in Current Mine, 25% in North of Wrench and 72% in South of Wrench.
Operational Infrastructure
South Deep’s twin shafts are the main access to the LOM Reserve with shaft sinking and underground development commenced in the early 1990’s. The surface infrastructure dates to around the early 1990’s. South Deep has progressed with mining industry mechanisation and modernisation. South Deep has an annual major and critical item condition survey to focus on reliability and minimise shaft down time. South deep has a comprehensive maintenance strategy that includes regular underground support, equipment refurbishment or replacement. South Deep mine design and scheduling includes sustainable capital to support the remaining 80-year LOM Reserve.
For information on assets and liabilities (including costs after depreciation) of South Deep see “Annual Financial Report—Notes to the Consolidated Financial Statements—Note 41. Segment Report”.
South Deep commissioned a 50 MW solar farm in 2022 with a further study underway to increase the renewable energy footprint.
The underground workings are accessed from the surface through two shaft systems: (i) the Twin Shaft Complex (main and ventilation shafts), of which the main shaft comprises a single-drop to 110A level at a depth of 2,998 metres and the ventilation shaft to 110 level at a depth of 2,947 m, and (ii) the older South Shaft Complex, which is a sub vertical system to 95A level at a depth of 2,786 m. South Deep’s workings are at a significant depth and therefore require comprehensive ground support mechanisms to mitigate the risk of production interruptions from potential seismicity, backfilling to support mined out voids and major cooling infrastructure. The South Deep mine has access to the national electricity grid, regional water and road infrastructure and is located near regional urban centres where it can obtain needed supplies and services. South Deep is in the heart of the South African gold mining infrastructure network with well-established road access.
South Deep is divided into three principal areas, comprising:
•the “Current Mine” area, which is characterised by selective mining methods scattered over a large area and is accessed from four active levels from both the South Shaft and Twin Shaft complexes;
•the “North of Wrench” area, which is directly south and down dip of the “Current Mine”, and comprises six mining corridors separated by regional pillars. A bulk mining and less selective mining method is applied in this area, resulting in a higher resource to reserve conversion ratio; and
•the “South of Wrench” area, which is situated south and down dip of “North of Wrench” separated by a major up-dipping Wrench Fault from South of Wrench, will be mined in the same manner as the North of Wrench.
For additional information, see “—Risk Factors—Gold Fields has experienced, and may continue to experience, difficulties, operational delays, cost pressures and impact associated with the mine ramp-up post the organisational restructuring and supporting interventions at the South Deep operation in South Africa”.
South Deep received no fines during the year ended 31 December 2022 and no significant encumbrances to the property exist. Three Section 55 instructions were issued with regard to compliance with the Mine Health and Safety Act (MHSA) and one Section 93 notice was issued relating to compliance with the Mineral and Petroleum Resources Development Act (MPRDA).
History
The current South Deep operations derive from the Barrick-Western Areas Joint Venture, which Gold Fields acquired in a series of transactions in the second half of 2007. The Barrick-Western Areas Joint Venture was renamed the South Deep Joint Venture (South Deep Joint Venture). In 2011, Newshelf 899 (Pty) Ltd (Newshelf) was established as the holding company of the South Deep Joint Venture. Newshelf is a 90% subsidiary of Gold Fields and the remaining 10% is held by outside shareholders as part of the black economic empowerment transaction. The current LOM of South Deep extends to 2096. The Attributable value is 90.439% for the 2022 Mineral Reserve and Mineral Resource.
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
Production at South Deep is currently derived from the Upper Elsburg Reefs. In general terms, the Upper Elsburg succession represents an easterly prograding sedimentary sequence, with the Massives containing higher gold grades and showing more proximal sedimentological attributes in the eastern sector of the mining authorisation than the underlying individuals. The sedimentary characteristics of the Upper Elsburg reef units influence the overall tenor of the reefs with gold grade displaying a gradual, but general decrease toward the east, away from the sub crop.
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

Attributable Mineral Reserves

	Year ended 31 December
	2022			2021			% Change(2)
	Tonnes	Grade	Gold	Tonnes	Grade	Gold
	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)

Reserves(1)
Proved Reserves	12.8	5.5	2.3	14.1	5.4	2.4	-8%
Probable Reserves	166.0	5.0	26.4	168.3	4.9	26.7	-1%
Total Reserves	178.8	5.0	28.7	182.4	5.0	29.1	-2%
Notes:
(1) For the year ended 31 December 2022, the average reserve cut-off grades were 4.0 g/t to 4.4 g/t and metallurgical recovery was 96.5%.
(2) Changes in Reserves are predominately attributed to mining depletion and cost increases net of gains from increased reserve pricing.

Mineral Reserves year on year change

	Proved and Probable Mineral Reserves
	% Change	Gold on ROM (Moz)

As at 31 December 2021		29.1
Production depletion 2022	-1%	-0.3
Gold price	7%	2.0
Production cost	-7%	-2.0
Discovery – Exploration	-0.2%	—
Conversion	-2%	-0.1
Inclusion/exclusion	—	-0.1
As at 31 December 2022	-1%	28.7
Attributable Mineral Resources in excess of Reserves

	Year ended 31 December
	2022			2021			% Change(3)
	Tonnes	Grade	Gold	Tonnes	Grade	Gold
	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)

Resources(1) (2)
Measured Resources	58.6	1.8	3.4	59.7	1.9	3.6	-3%
Indicated Resources	79.0	6.6	16.8	69.5	6.5	14.6	15%
Total Measured and Indicated Resources	137.6	4.6	20.2	129.2	4.4	18.2	11%
Inferred Resources	20.4	9.1	6.0	20.4	9.1	6.0	0%
Notes:
(1) For the year ended 31 December 2022, the average resource cut-off grades were OP 3.4 g/t to 3.8 g/t, VCR 6.0 g/t, TSF 0.06 g/t and metallurgical recovery was UG 96.5% and TSF 47%.
(2) Gold Fields disclosed Mineral Resources in excess of (excluding) Mineral Reserves for the first time for the year ended 31 December 2021 as required under S-K 1300.
(3) Increases in Mineral resources result from transfer of mateiral no longer classified as Reserve due to cost increases.

West Africa Operations
Gold Fields’ West Africa operations comprise of the Damang and Tarkwa gold mines in Ghana as well as the Asanko gold mine (through the Asanko JV), which Gold Fields considers not material to its business or financial condition. For more information regarding the Asanko gold mine, see “—Non-material Properties—Asanko JV”. Gold Fields Ghana, which holds the interest in the Tarkwa mine, and Abosso, which owns the interest in the Damang mine, are 90% owned by Gold Fields and 10% by the Ghanaian government (as a free carried interest).
Damang Mine
The following graphic illustrates the location of the Damang Mine operations, including administrative offices and plants.
Introduction
The Damang deposits are located in the Wassa West District in southwestern Ghana approximately 270 kilometres by road west of Accra and approximately 30 kilometres by road northeast of the Tarkwa mine (latitude 5°31’ 21.39’’N and longitude 1°51’ 1.71’’W).
The mine now exclusively exploits hydrothermal-style gold deposits but historically has also produced from paleoplacer ore bodies. Damang utilises open pit, conventional drill and blast mining methods. Gold mineralisation is mined selectively to cut-off grades and is segregated into grade ranges to balance ore production and processing capacities. The east wall of Damang has been re-engineered to mitigate geotechnical challenges with additional controls being implemented to ensure safe operations.
Damang holds mining and prospecting leases with a total area of approximately 24,265 hectares. All necessary statutory mining authorisations and permits are in place for the Damang and Lima South MLs. Abosso holds a ML in respect of the Damang mine dated 19 April 1995, as amended by an agreement dated 4 April 1996.
Operational Infrastructure
With the completion of the Damang Pit Main Cutback in 2022, mining is currently carried out in the Huni Pit and a number of smaller satellite pits. Currently, mining is expected to be completed in 2023 with a pre-feasibility study underway to consider options for another cutback.
Damang mine commenced in 1997 and included the 4.5 Mtpa conventional crush-grind-leach-Carbon in leach CIL processing plant, and modern surface infrastructure. Damang has an annual major and critical item condition survey to focus reliability and minimise down time and a comprehensive maintenance strategy that includes regular equipment refurbishment or replacement. The Damang mine design and scheduling includes sustainable capital to support the remaining LOM Reserves. Damang has contractors that conduct mining operations and who are responsible for maintaining and modernising the mining fleet.
The Damang mine completed its transition from the national grid to an independent power producer, Genser Energy, during 2017. Genser Energy commissioned the last of the units at its Damang gas plant in February 2017 and now supplies 27.5MW of energy, which accounts for Damang’s total electricity consumption. The mine still has access to the ECG, a national grid energy provider, as a back-up. The Damang mine also has access to water and road infrastructure. Most supplies are brought in by road from the nearest seaport, Takoradi, which is approximately 90 kilometres to the southeast, or from Accra, which is approximately 270 kilometres away by road.
For information on assets and liabilities (including costs after depreciation) of Damang see “Annual Financial Report—Notes to the Consolidated Financial Statements—Note 41. Segment Report”. Damang did not incur any fines or penalties for non-compliance during the year ended 31 December 2022 and no significant encumbrances to the property exist.
History
Mining on the Abosso concession began with underground mining in the early twentieth century. Surface mining at Damang commenced in August 1997 and Gold Fields assumed control of operations on 23 January 2002. Historically, an underground mine was in operation from 1878 until 1956.
In 2016, Gold Fields commenced the Damang reinvestment plan, which comprises an investment in Damang to extend the LOM to 2025 with mining of stockpiles between 2023 to 2025. Gold Fields has entered into a Development Agreement with the government of Ghana to support the Damang reinvestment plan. Ongoing exploration near the mine has the potential to further extend the LOM beyond 2025.
Geology
Damang is located on the Damang Anticline, which is marked by Tarkwaian metasediments on the east and west limbs, around a core of Birimian metasediments and volcanics. Gold in the Tarkwaian metasediments and volcanics is predominantly found in the conglomerates of the Banket Formation and is interpreted to be of paleoplacer origin; however, at Damang, hydrothermal processes have enriched this deposit and the adjacent metasediments within the Banket formation. Within the region, the contact between the Birimian and Tarkwaian metasediments and volcanics is commonly marked by zones of intense shearing and is host to a number of significant shear hosted gold deposits, including Prestea, Bogoso, and Obuasi.
Paleoplacer mineralisation occurs on the west limb of the anticline at Abosso, Chida and Tomento, and on the east limb of the anticline at the Kwesie, Lima South and Bonsa North locations. Hydrothermal enrichment of the Tarkwaian paleoplacer and metasediments also occurs at the Rex, Amoanda and Nyame areas on the west limb and the Damang and Bonsa areas on the east limb.
The following table sets out the Mineral Reserves and Mineral Resources of the Damang gold mine as at the years indicated that are attributable to Gold Fields.
Attributable Mineral Reserves

	Year ended 31 December
	2022			2021			% Change(2)
	Tonnes	Grade	Gold	Tonnes	Grade	Gold
	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)

Reserves(1)
Proved Reserves	8.6	0.8	0.2	8.5	0.9	0.2	-7%
Probable Reserves	1.8	1.3	0.08	7.0	1.4	0.3	-77%
Total Reserves	10.3	0.9	0.3	15.5	1.1	0.6	-47%
Notes:
(1) For the year ended 31 December 2022, the average reserve cut-off grades were 0.67 g/t and metallurgical recovery was 91.5%.
(2) Changes in Mineral Reserves are primarily due to mining depletion and increased costs.

Mineral Reserves year on year change

	Proved and Probable Mineral Reserves
	% Change	Gold on ROM (Moz)

As at 31 December 2021		0.6
Production depletion 2022	-39%	-0.3
Gold price	—	—
Production cost	—	—
Discovery – Exploration	—	—
Conversion	—	—
Inclusion/exclusion	-7%	-0.04
As at 31 December 2022	-47%	0.3
Attributable Mineral Resources in excess of Reserves

	Year ended 31 December
	2022			2021			% Change(3)
	Tonnes	Grade	Gold	Tonnes	Grade	Gold
	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)

Resources(1) (2)
Measured Resources	3.6	1.7	0.2	3.7	1.7	0.2	—
Indicated Resources	39.7	2.1	2.7	40.3	2.1	2.7	-1%
Total Measured and Indicated Resources	43.4	2.1	2.9	44.1	2.1	2.9	-1%
Inferred Resources	9.2	1.9	0.5	8.9	1.9	0.6	1%
Notes:
(1) For the year ended 31 December 2022, the average resource cut-off grades were OP 0.61 g/t to 0.85 g/t, SP 0.68 g/t and metallurgical recovery was OP 88.3% to 97.0% and SP 89.8%.
(2) Gold Fields disclosed Mineral Resources in excess of (excluding) Mineral Reserves for the first time for the year ended 31 December 2021 as required under S-K 1300.
(3) Changes in Mineral Resources are not material.

Tarkwa Mine
The following graphic illustrates the location of the Tarkwa Mine operations, including tenements, administrative offices and plants.
Introduction
The Tarkwa mine is located in southwestern Ghana, about 300 kilometres by road, west of Accra, the capital and 4km west of the town of Tarkwa (latitude 5°19’37” N and longitude 2°01’17” W) with good access roads and an established infrastructure. The Tarkwa mine consists of several open pit operations on the original Tarkwa property and the adjacent southern portion of the property, which was formerly referred to as the Teberebie property and was acquired by Gold Fields in August 2000. Mining is done by open pit using conventional drill and blast and truck and shovel methods using contractor mining. Gold Fields operates the mine with a conventional carbon in leach plant, with two gyratory crushers feeding a semi-autogenous grinding (SAG) mill and ball mill. The Tarkwa mine operates under mining leases with a total area of approximately 19,866 hectares, the entirety of which are for surface operations and excluding the overlapping area between Tarkwa and Damang. Adjustments to the licensed area are the result of the cadastral system revisions.
Operational Infrastructure
The Tarkwa open pit commenced in 1999 and included the 13.5 Mtpa CIL processing plant and modern surface infrastructure. Tarkwa has an annual major and critical item condition survey to focus reliability and minimise down time and a comprehensive maintenance strategy that includes regular equipment refurbishment or replacement. The Tarkwa mine design and scheduling includes sustainable capital to support the remaining LOM Reserve. Tarkwa has contractors that conduct mining operations and who are responsible for maintaining and modernising the mining fleet.
Gold Fields processes the ex-pit mined ores through a conventional gold recovery plant, that consists of two parallel crushing circuits (a single primary gyratory crusher and a separate gyratory/cone tertiary crushing circuit), both feeding a single SAG, ball mill and pebble crusher (SABC) grinding circuit, together with gravity and CIL gold recovery circuits. The current plant capacity is 13.5Mtpa, however, treatment of 14.0 Mtpa was achieved for 2022 due to various de-bottlenecking projects.
The Tarkwa mine completed its transition from the national grid to an independent power producer, Genser Energy, during 2018. Genser Energy commissioned the last of the units at its Tarkwa gas plant in February 2018 and now supplies 42MW of energy at Tarkwa, which accounts for 95% of its total electricity consumption, with additional capacity available as a back-

up. The remaining 5% is supplied by GRIDCO/VRA. The Tarkwa mine has access to water, road and railway infrastructure, although rail service has been non-operational for many years. Most supplies are trucked in from either the nearest seaport, which is approximately 90 kilometres away by road at Takoradi, or from Tema, near Accra, which is approximately 300 kilometres away by road.
For information on assets and liabilities (including costs after depreciation) of Tarkwa see “Annual Financial Report—Notes to the Consolidated Financial Statements—Note 41. Segment Report”. Tarkwa did not incur any fines or penalties for non-compliance during the year ended 31 December 2022 and no significant encumbrances to the property exist.
History
Investment in large-scale mining in the Tarkwa area commenced in the last quarter of the nineteenth century. In 1993, Gold Fields took over an area previously operated by the State Gold Mining Corporation (SGMC). SGMC had, in turn, acquired the property from private companies owned by European investors. Mining operations by Gold Fields commenced in 1997 following initial drilling, feasibility studies and project development (which included the removal of overburden and the resettlement of approximately 22,000 people). In 2018, Tarkwa reverted to a contractor mining model.
Geology
Gold mineralisation at Tarkwa is hosted by Proterozoic Tarkwaian metasediments, which unconformity overlie a Birimian greenstone belt sequence. Gold mineralisation is concentrated in conglomerate reefs and has some similarities to deposits in the Witwatersrand Basin in South Africa. The deposit comprises a succession of stacked, tabular paleoplacer units consisting of quartz pebble conglomerates. Approximately ten such separate economic units occur in the concession area within a sedimentary package ranging from 40 metres to 110 metres in thickness. Low-grade to barren quartzite units are interlayered between the individual reef units. The Tarkwaian belt has been subject to moderate folding and at least five episodes of deformation have been recognised.
The following table sets out the Mineral Reserves and Mineral Resources of the Tarkwa gold mine as at the years indicated that are attributable to Gold Fields.
Attributable Mineral Reserves

	Year ended 31 December
	2022			2021			% Change(2)
	Tonnes	Grade	Gold	Tonnes	Grade	Gold
	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)

Reserves(1)
Proved Reserves	43.3	1.2	1.6	45.5	1.2	1.7	-6%
Probable Reserves	120.3	0.8	3.2	128.7	0.8	3.5	-8%
Total Reserves	163.7	0.9	4.9	174.2	0.9	5.2	-7%
Notes:
(1) For the year ended 31 December 2022, the average reserve cut-off grades were OP 0.32 g/t to 0.50 g/t for mill feed, SP 0.32 g/t to 0.42 g/t and metallurgical recovery was OP 89.5% to 97.2% and SP 90% to 97.2%.
(2) Changes in Mineral Resources and Reserves are primarily due to increasing costs.

Mineral Reserves year on year change

	Proved and Probable Mineral Reserves
	% Change	Gold on ROM (Moz)

As at 31 December 2021		5.2
Production depletion 2022	-9%	-0.5
Gold price	—	—
Production cost	—	—
Discovery – Exploration	4%	0.2
Conversion	—	—
Inclusion/exclusion	-1%	-0.1
As at 31 December 2022	-7%	4.9

Attributable Mineral Resources in excess of Reserves

	Year ended 31 December
	2022			2021			% Change(3)
	Tonnes	Grade	Gold	Tonnes	Grade	Gold
	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)

Resources(1) (2)
Measured Resources	9.6	1.5	0.5	9.8	1.5	0.5	-3%
Indicated Resources	51.8	1.3	2.2	59.1	1.4	2.6	-13%
Total Measured and Indicated Resources	61.4	1.4	2.7	68.9	1.4	3.1	-12%
Inferred Resources	5.4	1.5	0.3	6.9	1.5	0.3	-21%
Notes:
(1) For the year ended 31 December 2022, the average resource cut-off grades were OP 0.34 g/t to 0.43 g/t for mill feed, SP 0.34 g/t and metallurgical recovery was OP 89.5% to 97.0% and SP 90%.
(2) Gold Fields disclosed Mineral Resources in excess of (excluding) Mineral Reserves for the first time for the year ended 31 December 2021 as required under S-K 1300.
(3) Changes in Mineral resources and reserves are primarily due to increasing costs.

Americas Operations
Salares Norte Project
The following graphic illustrates the location of the Salares Norte Project, including exploration concessions, offices and plants.
Introduction
The Salares Norte project is 100% owned by Gold Fields through its shareholding in Minera Gold Fields Salares Norte SpA (MGFSN) and is a high grade, open pit, gold-silver project located in the Atacama region of northern Chile (UTM coordinate system datum WGS 1984 zone 19S, 510,48 mE and 7,123,125 mN), with elevations between 4,200 metres and 4,900 metres above mean sea level. The nearest town is Diego de Almagro, about 183 kilometres by road to the west of the project. Mineralisation is contained within a high-sulphidation epithermal system hosted by a breccia complex, and most of the mineralisation known to date is oxidised.
MGFSN holds 22,800 hectares of exploitation concessions (mining rights) with definitive title granted including 1,800 hectares covering the project area. MGFSN holds 69,700 hectares of additional exploration concessions and an option agreement with Pan Pacific Copper Exploration Chile Ltda. covering 2,200 hectares (comprised of 300 hectares of mining concessions and 1,900 hectares of exploration concessions) to the northwest of Salares Norte. MGFSN also holds an option agreement with Chilean private owners covering 2,500 hectares (comprised of 900 hectares of mining concessions and 1,600 hectares of exploration concessions) 40 km southeast of Salares Norte.
The project is currently in the construction phase, and as at the end of 2022, detailed engineering is 100% complete, construction of the processing plant and associated infrastructure 77.3% complete and the total construction at 85.5% completion, with the total project at 86.7% completion overall. The project is expected to commence gold and silver production during the fourth quarter of 2023.
History
Gold Fields discovered the mineralisation at the Salares Norte project in March 2011. Follow-up diamond drilling in late 2011 confirmed the presence of a high-grade oxide deposit of sufficient size and quality to warrant aggressive resource delineation drilling. In 2016, a land easement for 30 years and water rights for the project were both granted.
Between 2017 and 2018, Gold Fields completed pre-feasibility and interim feasibility studies at the Brecha Principal and Agua Amarga deposits. Gold Fields spent U.S.$50 million on feasibility study work and U.S.$20 million in further in-fill drilling in 2018, following on from pre-feasibility study work and drilling in 2017 (U.S.$49 million). Preliminary indications suggested the Salares Norte project could be an open pit mine, while metallurgical test work suggested that hybrid carbon in leach processing could deliver recovery rates of around 91% for gold. A definitive feasibility study was completed in 2018, including advancement of an optimised mine plan for the combined Brecha Principal and Agua Amarga deposits.
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
Pre-stripping of the Brecha Principal pit was completed in October 2022 with 50.6Mt of waste moved to date. Stockpiling of ore commenced in the fourth quarter of 2022 with 422kt (79koz of contained gold) built up by 31 December 2022.
During 2022, U.S.$32 million was spent on exploration, resulting in a total of 18,836 meters being drilled. Gold Fields will continue to invest in exploration within the area to add to the LOM production pipeline.
Delays in the project during 2021 and 2022 now have first gold expected in the fourth quarter of 2023, and reduced the planned production for 2023 to ranging from 15koz to 35koz (100koz was previously announced in August 2022). However, a rapid ramp-up is planned, with production expected to increase to 500koz in 2024, before reaching full production of approximately 600koz in 2025, in line with the original build-up schedule. The cost guidance provided for the project remains largely in place, when adjusted for inflation.
For the six-year period from 2024 to 2029, average annual production is expected to be 500koz at an average AISC of U.S.$660/oz. For the 10-year period from 2024 to 2033, average annual production is expected to be 355koz at an average AISC of U.S.$745/oz.
The overall project capital expenditure is now forecasted at U.S.$1,020m, with the majority of the increase related to project delays.
Chinchillas from two of nine areas identified for relocation in the Environmental Impact Assessment were relocated during 2020. Of the four Chinchillas relocated from these two areas, two were successfully introduced into their new habitat and the 12-month monitoring period has been completed. However, the other two Chinchillas passed away during the initial 30-day adaptation process and the relocation program was suspended by the authorities at the end of 2020, followed by the initiation of a sanctioning process against Salares Norte during November 2021. In response, Salares Norte submitted a compliance program to the authorities for approval during December 2021. MGFSN will continue to work at the technical and regulatory level to obtain approval of the Compliance Program in order to resume relocation activities. The temporary suspension does not put the processing plant commissioning, or the mining of the Brecha Principal open pit deposit at risk. However, if the suspension remains in place for the longer term, alternative mining approaches may need to be considered.
Operational Infrastructure
Salares Norte open pit waste strip commenced in 2021 and ore was accessed in 2022. Construction of the 2.0 Mtpa cyanide leaching with Merrill-Crowe recovery from pregnant solution after CCD, followed by a scavenger CIP circuit processing plant, and modern surface infrastructure is currently underway. Salares Norte has implemented mining industry mechanisation and modernisation techniques and expects to continue utilising modern equipment. Salares Norte has an annual major and critical item condition survey to focus reliability and minimise down time. Salares Norte has a comprehensive maintenance strategy that includes owned regular equipment refurbishment or replacement. Salares Norte mine design and scheduling include sustainable capital to support the remaining year LOM Reserve. Salares Norte has contractors that conduct mining operations and who are responsible for maintaining and modernising the mining fleet.
For information on assets and liabilities (including costs after depreciation) of Salares Norte see “Annual Financial Report—Notes to the Consolidated Financial Statements—Note 41. Segment Report”. Surface properties at Salares Norte are subject to the following at the time a concession is established and in order to contribute to a convenient and unrestricted exploration and operation:
•taxes related to the occupation, where appropriate, of mineral piles, slags, tailings and slags, mineral separation and processing facilities, communication systems, conduits, channels, dams and ponds, pipelines, homes, buildings and other auxiliary facilities and auxiliaries;
•taxes on encumbrances that are created in favour of the concessionaires of the electric power public services, in accordance with the corresponding laws, and
•taxes on the right of way and occupation by roads, railways, aerodromes, oil pipelines, tunnels, inclined planes, cable cars, conveyor belts and any other system used to connect the concession to public roads, processing facilities, railway stations, aerodromes and settlements populated.
As a result, Gold Fields believes that a third party could eventually establish a mining easement on MGFSN’s concessions at Salares Norte provided that their objective is to contribute to a convenient exploration and operation. MGFSN therefore continues to endeavour to establish a secure area that allows for the protection of the Salares Norte property. There are no other encumbrances or regulatory requirements that affect access, title, or the right or ability to perform work at the Salares Norte project.
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
Attributable Mineral Reserves, Gold

	Year ended 31 December
	2022			2021			% Change(2)
	Tonnes	Grade	Gold	Tonnes	Grade	Gold
	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)

Reserves(1)
Proved reserves	—	—	—	—	—	—	—
Probable reserves	18.4	5.8	3.5	20.8	5.2	3.5	0%
Total Reserves	18.4	5.8	3.5	20.8	5.2	3.5	0%
Notes:
(1) For the year ended 31 December 2022, the average reserve NSR cut-off grades were $69.97/t to $74.31/t and metallurgical recovery was 91.0% to 94.6%.
(2) The Mineral Reserve has changed due to resource estimation and costs.

Mineral Reserve year on year change, Gold

	Proved and Probable Mineral Reserves
	% Change	Gold on ROM (Moz)

As at 31 December 2021		3.5
Production depletion 2022	-4%	-0.1
Gold price	0%	-0.01
Production cost	-3%	-0.1
Discovery – Exploration	—	—
Conversion	4%	0.1
Inclusion/exclusion	2%	—
As at 31 December 2022	0%	3.5
Attributable Mineral Resources in excess of Reserves, Gold

	Year ended 31 December
	2022			2021			% Change(3)
	Tonnes	Grade	Gold	Tonnes	Grade	Gold
	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)

Resources(1) (2)
Measured Resources	—	—	—	—	—	—	—
Indicated Resources	2.8	2.1	0.2	8.0	2.1	0.5	-64%
Total Measured and Indicated Resources	2.8	2.1	0.2	8.0	2.1	0.5	-64%
Inferred Resources	0.9	1.9	0.06	2.6	1.7	0.1	-59%
Notes:
(1) For the year ended 31 December 2022, the average resource NSR cut-off grades were $57.06/t to $62.34/t and metallurgical recovery was 91.0% to 93.8%.
(2) Gold Fields disclosed Mineral Resources in excess of (excluding) Mineral Reserves for the first time for the year ended 31 December 2021 as required by S-K 1300.
(3) Changes in Mineral resources are due to changes in geological modeling, incorporation of new data and mining costs.

Attributable Mineral Reserves, Silver

	Year ended 31 December
	2022			2021			% Change(2)
	Tonnes	Grade	Silver	Tonnes	Grade	Silver
	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)

Reserves(1)
Proved reserves	—	—	—	—	—	—	—
Probable reserves	18.4	71	42.2	20.8	58	39.0	8%
Total Reserves	18.4	71	42.2	20.8	58	39.0	8%
Notes:
(1) For the year ended 31 December 2022, the average reserve NSR cut-off grades were $69.97/t to $74.31/t and metallurgical recovery was 58.5% to 69.3%.
(2) The Mineral Reserve has changed due to resource estimation and costs.

Mineral Reserve year on year change, Silver

	Proved and Probable Mineral Reserves
	% Change	Silver on ROM (Moz)

As at 31 December 2021		39.0
Production depletion 2022	0%	-0.1
Gold price	1%	0.3
Production cost	-6%	-2.2
Discovery – Exploration	—	—
Conversion	13%	5.2
Inclusion/exclusion	0%	0.05
As at 31 December 2022	8%	42.2
Attributable Mineral Resources in excess of Reserves, Silver

	Year ended 31 December
	2022			2021			% Change(3)
	Tonnes	Grade	Silver	Tonnes	Grade	Silver
	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)

Resources(1) (2)
Measured Resources	—	—	—	—	—	—	—
Indicated Resources	2.8	27	2.5	8.0	28	7.1	-65%
Total Measured and Indicated Resources	2.8	27	2.5	8.0	28	7.1	-65%
Inferred Resources	0.9	18	0.5	2.6	11	0.9	-43%
Notes:
(1) For the year ended 31 December 2022, the average resource NSR cut-off grades were $55.09/t to $65.45/t and metallurgical recovery was 58.9% to 67.5%.
(2) Gold Fields disclosed Mineral Resources in excess of (excluding) Mineral Reserves for the first time for the year ended 31 December 2021 as required under S-K 1300.
(3) Changes in Mineral resources and reserves are primarily due to changes in geological modeling, incorporation of new data and mining costs.

Cerro Corona
The following graphic illustrates the location of the Cerro Corona Gold Mine operations, including administrative offices and plants.
Gold Fields Corona (BVI) Limited, a wholly owned subsidiary of Gold Fields, owns a 99.53% economic interest in Cerro Corona through its shareholding in Gold Fields La Cima (GFLC).

Introduction
The Cerro Corona mine operates one open pit and one copper-gold plant and became operational in 2008. It mines a porphyry copper-gold deposit situated within the Hualgayoc Mining District in northern Peru. It is located in the highest part of the Western Cordillera of the Andes, at elevations ranging from 3,600 metres to 4,000 metres above mean sea level, close to the headwaters of the Atlantic continental basin (longitude 78˚37’ W and latitude 6˚45’ S). Cerro Corona is located approximately 80 kilometres by road north of Cajamarca. Contract mining is deployed in the open pit applying conventional drill, blast, load and haul methods. The total property area owned by Cerro Corona covers 6,265ha, comprising 4,974ha mining concessions, with the surface rights covering 1,291ha.
Operational Infrastructure
Cerro Corona open pit commenced in 2008 and the mine operates a 6.7 Mtpa flotation processing plant, and modern surface infrastructure. Cerro Corona has an annual major and critical item condition survey to focus reliability and minimise down time and has a comprehensive maintenance strategy that includes owned regular equipment refurbishment or replacement. Cerro Corona mine design and scheduling includes sustainable capital to support the remaining LOM Reserve. Cerro Corona has contractors that undertake all mining activities on site.
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
For information on assets and liabilities (including costs after depreciation) of Cerro Corona see “Annual Financial Report—Notes to the Consolidated Financial Statements—Note 41. Segment Report”. No significant encumbrances to the property exist and no other regulatory requirements have been identified.
History
In December 2003, Gold Fields, through a subsidiary, signed a definitive agreement to purchase an 80.7% economic and 92% voting interest in the Cerro Corona deposit and adjoining mining concessions from a Peruvian family-owned company, Sociedad Minera Corona S.A. The agreement called for a reorganisation whereby the assets of Cerro Corona were transferred to La Cima, in July 2004. Following the approval of an Environmental Impact Assessment (EIA) on 2 December

2005, Gold Fields completed the purchase of the 92% voting interest (80.7% economic interest) in La Cima in January 2006, for a total consideration of U.S.$40.5 million. In 2011, Gold Fields increased its economic interest in La Cima to 98.5% and in December 2013, Gold Fields further increased its economic interest in La Cima to 99.53% through increasing its economic interest. The mine has been in production since 2008 and the current LOM extends to 2030. The current 2030 LOM for Cerro Corona incorporates the placement of tailing material into the pit void (in-pit tailings disposal) from 2025, when the existing tailings storage facility reaches design capacity and mining has been completed, after which process plant feed will be sourced from long-term lower grade stockpiles.
Geology
The Cerro Corona copper-gold deposit is hosted by a 600- to 700-metre diameter sub-vertical cylindrical- shaped quartz diorite porphyry stock dated at mid-Miocene age emplaced into mid-Cretaceous limestone, marls and siliclastic rocks. There are at least two phases of diorite placement, only one of which is mineralised. The non-mineralised diorite is generally regarded as the last phase and is referred to as “barren core”. Within the porphyry, copper-gold mineralisation is primarily hosted by extensive zones of stockwork veining. The non-mineralised diorite is generally regarded as the last phase and is referred to as “barren core”. The latest geological modelling suggests that the Cerro Corona porphyry is probably composed of four or five satellite stocks with the last two being barren. The intrusive has been emplaced at the intersection of Andean-parallel and Andean-normal (trans-Andean) structures. Natural supergene oxidation and leaching processes at Cerro Corona have led to the development of a weak to moderate copper enrichment blanket, allowing for the subdivision of the deposit, from the surface downward, into an oxide zone, a mixed oxide-sulphide zone, a secondary enriched (supergene) sulphide zone and a primary (hypogene) sulphide zone.
The following table sets out the gold Mineral Reserves and Mineral Resources of the Cerro Corona mine as at the years indicated that are attributable to Gold Fields.
Attributable Mineral Reserves, Gold

	Year ended 31 December
	2022			2021			% Change(2)
	Tonnes	Grade	Gold	Tonnes	Grade	Gold
	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)

Reserves(1)
Proved reserves	47.9	0.5	0.8	55.8	0.6	1.1	-21%
Probable reserves	2.0	0.5	0.03	2.2	0.5	0.04	-12%
Total Reserves	49.9	0.5	0.9	58.0	0.6	1.1	-21%
Notes:
(1) For the year ended 31 December 2022, the average reserve NSR cut-off grades were $16.38/t and metallurgical recovery was 75.80% to 88.80%.
(2) Changes in Mineral Reserves are due to production depletion, pit redesign and resource modelling.

Mineral Reserve year on year change, Gold

	Proved and Probable Mineral Reserves
	% Change	Gold on ROM (Moz)

As at 31 December 2021		1.1
Production depletion 2022	-26%	-0.3
Gold price	1%	0.01
Production cost	—	—
Discovery – Exploration	—	—
Conversion	2%	0.02
Inclusion/exclusion	2%	0.03
As at 31 December 2022	-21%	0.9

Attributable Mineral Resources in excess of Reserves, Gold

	Year ended 31 December
	2022			2021			% Change(3)
	Tonnes	Grade	Gold	Tonnes	Grade	Gold
	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)

Resources(1) (2)
Measured Resources	33.3	0.5	0.5	29.1	0.5	0.4	26%
Indicated Resources	7.3	0.5	0.1	8.3	0.5	0.1	-7%
Total Measured and Indicated Resources	40.5	0.5	0.4	37.5	0.5	0.6	19%
Inferred Resources	0.1	0.4	0.002	0.3	0.4	0.004	-51%
Notes:
(1) For the year ended 31 December 2022, the average resource NSR cut-off grades were $16.38/t and metallurgical recovery was 76%.
(2) Gold Fields disclosed Mineral Resources in excess of (excluding) Mineral Reserves for the first time for the year ended 31 December 2021 as required under S-K 1300.
(3) Changes to Mineral resources are due to acquisition of adjacent landholdings offering an opportunity to increase the size of the resource pit. These changes do not yet reflect in Mineral reserves.

The following table sets out the copper Mineral Reserves and Mineral Resources of the Cerro Corona mine as at the years indicated that are attributable to Gold Fields.
Attributable Mineral Reserves, Copper

	Year ended 31 December
	2022			2021			% Change(2)
	Tonnes	Grade	Copper	Tonnes	Grade	Copper
	(million)	(%)	(Mlb)	(million)	(%)	(Mlb)

Reserves(1)
Proved Reserves	47.9	0.36	384	55.8	0.4	457	-16%
Probable Reserves	2.0	0.33	14	2.2	0.3	17	-15%
Total Reserves	49.9	0.36	398	58.0	0.4	474	-16%
Notes:
(1) For the year ended 31 December 2022, the average reserve NSR cut-off grades were $16.38/t and metallurgical recovery was 88.3% to 88.8%.
(2) Changes in Mineral reserves are due to mining depletion, resource modeling and inclusion. Changes in Mineral resources are due to acquisition of adjacent landholdings offering an opportunity to increase the size of the resource pit. These changes do not yet reflect in Mineral reserves.

Mineral Reserve year on year change, Copper

	Proved and Probable Mineral Reserves
	% Change	Copper on ROM (Mlb)

As at 31 December 2021		474
Production depletion 2022	-23%	-110
Gold price	2%	8
Production cost	—	—
Discovery – Exploration	—	—
Conversion	-1%	-4
Inclusion/exclusion	6%	30
As at 31 December 2022	-16%	398

Attributable Mineral Resources in excess of Reserves, Copper

	Year ended 31 December
	2022			2021			% Change(3)
	Tonnes	Grade	Copper	Tonnes	Grade	Copper
	(million)	(%)	(Mlb)	(million)	(%)	(Mlb)

Resources(1) (2)
Measured Resources	33.3	0.34	249	29.1	0.3	207	21%
Indicated Resources	7.3	0.31	50	8.3	0.3	58	-13%
Total Measured and Indicated Resources	40.5	0.34	300	37.5	0.3	264	13%
Inferred Resources	0.1	0.3	1	0.3	0.3	2	-46%
Notes:
(1) For the year ended 31 December 2022, the average resource NSR cut-off grades were $16.38/t and metallurgical recovery was 88.2% to 88.5%.
(2) Gold Fields disclosed Mineral Resources in excess of (excluding) Mineral Reserves for the first time for the year ended 31 December 2021 as required under S-K 1300.
(3) Changes in Mineral resources are due to acquisition of adjacent landholdings offering an opportunity to increase the size of the resource pit. These changes do not yet reflect in Mineral reserves.

Non-Material Properties
Asanko JV
The following graphic illustrates the location of the Asanko JV operations, including exploration tenements, administrative offices and plants.
Introduction
Through its subsidiary, Gold Fields holds a 45% interest in the Asanko JV, which holds a 100% stake in Asanko (comprising the Asanko Gold Mine and its associated properties and exploration rights in Ghana). Pursuant to the joint venture, Galiano Gold holds 45% interest in the Asanko JV and the Ghanaian government holds 10% of the Asanko JV as a free carried interest.
The Asanko operations are managed by Galiano Gold as part of the Asanko JV agreement. The Asanko concessions are located in the Amansie West District of the Ashanti Region of Ghana, approximately 275 kilometres northwest of the capital

Accra, and 105 kilometres southwest of the regional capital of Kumasi. During 2022, two pits at Asanko were actively mined for about six months. For the remaining six months, processing feed was from stockpiles only. The mining method for the two active Asanko ore bodies utilised contract miners and are conventional open pit truck and shovel operations. A pre-split wall control method was implemented along all the pit walls in the fresh zones to ensure the stability of the pit walls.
Asanko holds a total area of approximately 47,600 hectares under mining and prospecting leases, which span 30 kilometres strike length of the Asankrangwa Gold Belt.
Operational Infrastructure
As at the end of 2022, the Asanko mine consisted of several inactive open pits, stockpile reclamation activities, a SAG and ball mill, a CIL processing plant treating low grade material stockpiles, and an active tailings storage facility. Asanko has access to the national electricity grid and water and road infrastructure. There are daily flights from Accra to Kumasi and, in addition, there is an airstrip located at the Obotan operation which is used by Asanko to transport staff and service providers to and from Accra.
The Asanko processing plant was commissioned in 2015 and has a name plate capacity throughput of 5.4Mtpa. Gold Fields notes the 2022 disclosures by Galiano Gold, indicating that: (i) gold recoveries at the Asanko gold mine were lower than expected, as gold grade in tailings product had increased, including references to areas of the Esaase pit that were expected to yield lower recoveries; (ii) an updated technical report had been filed on the TSX SEDAR; and (iii) guidance for 2022 was based on mining during the first half of the year only, with production for the balance of 2022 comprising processing of stockpiles.
History
Asanko is a collective term for the Nkran and Esaase gold deposits plus nine satellite deposits. Nkran was previously exploited by Resolute (1997-2001) and produced approximately 730koz gold. The Nkran pit was dewatered and reopened by Asanko in 2015-2016. Since restarting the operation, Asanko has produced approximately 798koz gold from the Nkran pit and approximately 250koz gold from nearby pits (which are within eight kilometres of the Obotan Milling Complex).
In 2018, Gold Fields entered into a joint venture with Galiano Gold, under which a Gold Fields’ subsidiary acquired a 45% stake in the Asanko JV, which holds a 100% interest in Asanko (comprising the Asanko Gold Mine and its associated properties and exploration rights in Ghana). Pursuant to the joint venture, Galiano Gold holds a 45% interest in the Asanko JV and the Ghanaian government holds 10% of the Asanko JV as a free carried interest. In the same year, preliminary development of the Esaase deposit, which comprises the bulk of the ore Reserve, was completed to allow for bulk sampling and test mining to begin in 2019. Mining was undertaken using contract miners and was done by conventional open pit truck and shovel operations. As part of Asanko’s operational plan for 2022, predominantly oxide and transitional ore was mined at the Esaase deposit for the first half of the year. During the second half of 2022, the processing feed was from stockpile reclamation, with mining operations being suspended.
Geology
Although each gold occurrence within Asanko has its own local mineralisation style, geological and geophysical studies have profiled a similar mine scale setting for all the deposits discovered to date. There is an underlying structural relationship between reactivated WNW basement structures and the dominant NE-SW shears that have juxtaposed the sandstone, siltstone and lesser shale metasedimentary packages, coupled by N-S structures that may control flexures in the steeply dipping sediments. All deposits have been intruded by tonalitic-porphyritic granite dykes.
Gold mineralisation has occurred during at least two distinct deformational events. Gold occurs largely as free particles. It is deposited in economic concentrations predominantly around zones of rheological contrast between sandstone (porous) and siltstone facies (non-porous) that are sub-vertical shear zones, as well as in late, shallow dipping conjugate quartz vein arrays that transgress rheologically contrasting metasedimentary units and the later granite intrusives.
Reporting
Gold Fields has determined that the Asanko operations are not material to its business or financial condition based on, among other things, its consideration of qualitative and quantitative factors in the context of its overall business and financial condition. As a result, Gold Fields has not produced a S-K 1300 compliant technical report summary for the Asanko mine. Furthermore, Gold Fields believes that the Reserves attributable to Asanko as at 31 December 2022 are not material to the Reserves of the Group and therefore have not been reported in this annual report on Form 20-F.

INTERNAL CONTROLS DISCLOSURE PURSUANT TO ITEM 1305 OF REGULATION S-K UNDER THE SECURITIES ACT
The geometry and continuity of orebodies is interpreted from samples that are often wide spaced compared to the expected variability of the geometry and continuity of the geological units and structures that control mineralisation. Sometimes the geometry and continuity are poorly understood and difficult to predict at the scale of drilling.
Mineral Resources and Reserves are estimated using samples obtained from exposures or drilling that are widely spaced and of small volume in comparison to the mining blocks that they are used to estimate. Analytical measures are dependent on the ability to take a representative sample. Sample representivity is especially difficult to achieve when coarse gold is present as in many of the Gold Fields operations.
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
In accordance with S-K 1300 guidelines and the SAMREC Code, a comprehensive quality assurance and quality control (QA/QC) protocol is in place at all the Gold Fields operations and projects. It draws on industry leading practice for data acquisition and utilises national standards authority accredited laboratories, such as the South African National Accreditation System (SANAS) in South Africa, which are regularly reviewed both internally and externally. Analytical QA/QC is maintained and monitored through the submission of blanks, certified reference material and duplicates, and umpire laboratory checks.
Gold Fields’ Mineral Resources and Mineral Reserves estimates are subject to internal Qualified Persons reviews administered by the Corporate Technical Services team and cyclically by external and independent experts.
Gold Fields follows an embedded process of third-party reviews to provide expert independent assurance regarding the Mineral Resources and Mineral Reserves estimates and compliance to the appropriate reporting codes.
In line with Gold Fields’ policy that each operation or material project will be reviewed by an independent third party on average no less than once every three years, or when triggered by a material new Mineral Resource and/or Mineral Reserve declaration, the following operations were subject to external review during 2022: Cerro Corona and Salares Norte. No material issues were identified in the estimation processes and LOM plans and Compliance Certificates have been issued by the independent consultants for these projects. The certificates state that the Mineral Resources and Mineral Reserves have been estimated and reported in accordance with the SAMREC Code, which is substantially similar in its methodology to S-K 1300, and no material issues have been identified. Importantly, third-party audits are also configured to assist with continuous improvement regarding leading practice in Mineral Resources and Reserves estimation and reporting.

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
“All-in costs” or “AIC” is a non-IFRS measure which means all-in sustaining costs plus additional costs relating to growth, including non-sustaining capital expenditure and exploration, evaluation and feasibility costs not associated with current operations. For the calculation of all-in costs, see “Annual Financial Report—Management’s discussion and analysis of the financial statements—All-in Sustaining and All-in Costs”.
“All-in sustaining costs” or “AISC” is a non-IFRS measure which means operating costs excluding amortisation and depreciation, plus all costs not included therein relating to sustaining current production including sustaining capital expenditure. For the calculation of all-in sustaining costs, see “Annual Financial Report—Management’s discussion and analysis of the financial statements—All-in Sustaining and All-in Costs”.

“Brownfield” means exploration conducted in areas where mineral deposits have already previously been discovered and is also termed near mine or extensional exploration.
“Carbon in Leach” or “CIL” is a metallurgical process whereby gold from milled ore is leached with sodium cyanide (NaCN) in order to dissolve it into a pregnant leach solution; with this being undertaken simultaneously to the gold being recovered from the leach solution through absorption onto carbon particles.
“Cut-off grade” means the lowest grade of mineralised rock which determines whether it is economic to recover its gold content by further concentration.
“Destress” means that by mining a five-metre high horizontal slice through the orebody package and optimal position is achieved to create a destressed window. This window is created 50 to 60 metres above and below the associated horizon and provides the necessary geotechnical stress conditions for safer extraction.
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
“Mineral Reserve” means the economically mineable part of a Measured and/or Indicated Mineral Resource converted into Proved and Probable reserves. It includes diluting minerals and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of modifying factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. Gold Fields reports Mineral Reserves as delivered to the process plant although for multi-element deposits NSR cutoffs are applied (i.e., saleable product). It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to clarify what is being reported.
“Mineral Resource” means a concentration or occurrence of solid material of economic interest in or on the earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Gold Fields point of reference for Mineral Reserves is in situ. Gold Fields will be reporting Exclusive Mineral Resource (EMR) which is the Mineral Resource remaining after the Mineral Reserve has been generated. Some of the EMR may be converted to Mineral Reserves through additional drilling or other means.
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
“Paste filling”, or “backfill” means a technique whereby cemented paste fill is placed in mined-out voids to improve and maintain ground stability, minimise waste dilution and maximise extraction of the ore.
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
“Proved Mineral Reserve” means the economically mineable part of a Measured Mineral Resource. A Proved Mineral Resource implies a high degree of confidence in the grade and continuity of mineralisation and the modifying factors.
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
“Sampling” means taking small pieces of rock at intervals in a representative manner along exposed mineralisation for assay (to determine the mineral content).
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

“Waste storage facility” or “WSF” typically means an area where waste rock is stored until such time as it can be processed, reclaimed or rehabilitated.
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
OPEN PIT MINING
Opening up the ore body
In open pit mining, access to the ore body is achieved by stripping the overburden waste in benches of fixed height to expose the ore below. This is most typically achieved by drilling and blasting an area, loading the broken waste rock with excavators into dump trucks and hauling the waste rock and/or soil to dumps. The overburden material is placed on designated waste rock dumps.
Extracting the ore body
Extraction of the ore body in open pit mining involves the same activity as in stripping the overburden waste. Lines are established on the pit floor demarcating ore from waste material and the rock is then drilled and blasted. Post blasting, the ore is loaded into dump trucks and hauled to interim stockpiles or directly to the crusher at the metallurgical plant, while the waste is hauled to waste rock dumps.
ROCK DUMP AND PRODUCTION STOCKPILE MINING
Gold Fields mines surface rock dumps and production stockpiles using mechanised earth-moving equipment.
MINE PLANNING AND MANAGEMENT
Operational and longer-term planning management on the mines receives support from regional technical support functions, as well as from corporate, which includes the corporate technical services, head office finance and the sustainable development functions. The current philosophy is one of top-down/bottom-up management, with the operational and commercial objectives at each mine defined by the personnel at the mine based on parameters, objectives and guidelines provided by Gold Fields’ head corporate office. This is based on the premise that the people on the ground have the best understanding of the local business and what is realistically achievable.

Each operation identifies and confirms a preferred strategic option on an annual basis, which, once approved by Gold Fields’ Executive Committee (the Executive Committee), is used to inform how the detailed one year operational plan and budget is configured, which is rolled out into a LOM, prior to the commencement of each fiscal year. The plans are based on financial parameters determined by the Executive Committee. The operational plan is presented to the Executive Committee, which takes it to the Board for approval before the commencement of each fiscal year. The planning process is anchored by a Group planning calendar, and is sequential and based upon geological models, evaluation models, resource models, metal prices, mine design, depletion schedules and, ultimately, financial analysis. Capital planning is formalised pursuant to Gold Fields’ capital investment and approvals process. Projects are categorised and reviewed in terms of total expenditure, return on investment, net present value and impact on AIC per ounce and all projects involving amounts exceeding R360 million (South Africa), A$40 million (Australia) and U.S.$40 million (Ghana/Peru) are submitted to the Board for approval. Material changes to the plans have to be referred back to the Executive Committee and the Board. Post-investment reviews are conducted to assess the effectiveness of the capital approvals process and to leverage continuous improvement opportunities going forward.
CAPITAL EXPENDITURE
Gold Fields spent U.S.$1,069.3 million, U.S.$1,088.7 million and U.S.$583.7 million in capital expenditure during fiscal 2022, 2021 and 2020, respectively.
The major expenditure items in fiscal 2022 were U.S.$296.7 million on the construction of Salares Norte, U.S.$33.4 million on the solar plant at the South Deep mine, U.S.$186.8 million on capital waste stripping at Tarkwa, U.S.$47.1 million on capital waste stripping at Damang, U.S.$19.6 million on the tailings storage facility at Cerro Corona, U.S.$67.1 million on underground and open pit development at St. Ives, U.S.$27.1 million on the development of the Waroonga underground complex at Agnew, U.S.$28.5 million on development of the Wallaby underground mine at Granny Smith and U.S.$23.6 million on development at Gruyere.
The major expenditure items in fiscal 2021 were U.S.$326.5 million on the construction of Salares Norte, U.S.$8.7 million on the solar plant at the South Deep mine, U.S.$178.3 million on capital waste stripping at Tarkwa, U.S.$6.0 million on the construction of the Far East Tailings Storage Facility at Damang, U.S.$14.5 million on the Arpon waste storage facility (WSF) at Cerro Corona, U.S.$53.6 million on underground and open pit development at St. Ives, U.S.$38.0 million on the development of the Waroonga and New Holland underground complexes at Agnew, U.S.$43.1 million on development of the Wallaby underground mine at Granny Smith and U.S.$31.1 million on development at Gruyere.
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
For more information regarding Gold Fields’ capital expenditure, see “Annual Financial Report—Management’s discussion and analysis of the financial statements—Capital Expenditures”, “Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements—Liquidity and Capital Resources—Years Ended 31 December 2022 and 31 December 2021”.
For a discussion of growth and sustaining capital expenditures, please see “Annual Financial Report —Management’s Discussion and Analysis of the Financial Statements —All-in Sustaining and All-in Costs”.
AIC
Please see “Integrated Annual Report —Annual Financial Report—Management’s Discussion and Analysis of Financial Statements—All-in Sustaining and All-in Costs” for the Company’s historical AIC.
PROCESSING
Gold Fields has nine active gold processing facilities (one in South Africa, three in Ghana (including Asanko), four in Australia (including Gruyere) and one in Peru). An additional gold and silver processing facility at Salares Norte is currently under construction, which is expected to facilitate first gold production during the fourth quarter of 2023. A typical processing plant includes two stages: comminution (crushing and grinding the ore) and then gold recovery (typically flotation, leaching, carbon adsorption, carbon stripping/EW and/or smelting).
Comminution
Comminution is the process of crushing and breaking up the ore to expose and liberate the gold and make it available for treatment. Conventionally, this process occurs in multi-stage crushing and milling circuits, which include the use of jaw and gyratory or cone crushers followed by rod, semi-autogenous grinding and/or ball mills. For the milling step, most of Gold Fields’ processing plants utilise both SAG and ball mills where the ore itself and steel balls are used as the primary grinding media. Through the comminution process, ore is ground to a pre-determined size before proceeding to the gold recovery stage.
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
This refining agreement superseded and replaced any and all previous refining agreements between the South Deep Joint Venture and Rand Refinery. Pursuant to this refining agreement, Rand Refinery undertook, among other things, to: (i) refine all unrefined gold produced by South Deep; (ii) on each delivery date of unrefined gold to Rand Refinery, notify Gold Fields’ treasury department in writing of the estimated gold and/or silver content of the unrefined gold so delivered, expressed in troy ounces; and (iii) retain the refined gold and the refined silver for South Deep pending written instructions from Gold Fields’ treasury department that the refined gold and/or refined silver have been sold and may be delivered to the buyer in accordance with the buyer’s instructions. Risk transfers at the Rand Refinery helipad once the material is signed for by Rand Refinery Security. Accordingly, the mine insurance policy covers the doré while it is in transit to the Rand Refinery helipad. Rand Refinery invoices South Deep with the refining charges, who then arranges for direct settlement to Rand Refinery. The refining agreement will continue indefinitely until either party terminates it upon at least 12 months’ written notice.
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
The termination date for the MKS refining agreements, which were executed on 3 June 2021, is 31 December 2023.
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
Gold Fields’ treasury department in the head corporate office in Johannesburg, South Africa sells all the refined gold produced by the Australian Operating Companies. On collection of the unrefined gold from an Australian Operating Company’s mine site, the relevant Australian Operating Company will notify Gold Fields’ treasury department of the estimated refined gold content, expressed in troy ounces, available for sale. After such confirmation, Gold Fields’ treasury department will sell the refined gold to authorised counterparties at a price benchmarked against the LBMA Gold PM Auction Price. All silver is sold to the Perth Mint at the LBMA silver price on the last business day of each month.

THE GOLD MINING INDUSTRY
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
Global Markets
Demand
According to the WGC, in 2022 global gold demand increased by 18% to 4,741 tonnes. Investment demand (excluding OTC) reached 1,107 tonnes in 2022, which was a 10% increase from the previous year. Demand for gold bars and coins grew 2% to 1,217 tonnes, while holdings for gold ETF’s fell by 110 tonnes (2021: -189 tonnes), which was a smaller amount than in 2021 and further contributed to total investment growth. Quarterly fluctuations in OTC demand largely netted out over the year. A second consecutive quarter of large central bank demand (417 tonnes) took annual buying in the sector to a 55-year high of 1,136 tonnes, the majority of which was unreported. Demand for gold in technology saw a sharp Q4 drop, resulting in a full-year decline of 7%, while deteriorating global economic conditions also hampered demand for consumer electronics.
Jewellery consumption softened by a fraction in 2022, down by 3% at 2,086 tonnes. Much of the weakness came through in the fourth quarter as gold prices surged. Global holdings of gold ETFs fell by 173 tonnes in 2021 in sharp contrast to 2020’s record 874 tonne increase. Bar and coin investment maintained its momentum, jumping 31% to an eight-year high of 1,180 tonnes. Central banks accumulated 463 tonnes of gold in 2021, 82% higher than the 2020 total and lifting global reserves to a near 30-year high. Finally, Gold used in technology grew 9% in 2021, to reach a three-year high of 330 tonnes.
Supply
Supply of gold consists of new production from mining, the recycling of gold scrap and releases from existing stocks of bullion. Mine production represents the most important source of supply, typically comprising 75% each year. Annual demand requires more gold than is newly mined and the shortfall is made up from recycling. Management believes that long-term gold supply issues will act to support a recovery in the gold price. According to the WGC, total annual gold supply increased by 2% in 2022, to 4,755 tonnes, halting two years of successive declines. Mine production inched up to a four-year high of 3,612 tonnes.
Price
The market for gold is relatively liquid compared to other commodity markets, with London being the world’s largest gold trading market. Gold is also actively traded via futures and forward contracts. The price of gold has historically been significantly affected by macroeconomic factors, particularly in the United States, such as inflation, exchange rates, central banks’ reserves policies and by global political and economic events, rather than simple supply/demand dynamics. Gold is often purchased as a store of value in periods of price inflation and weakening currency. The price of gold has historically been less volatile than that of most other commodities.
In 2020, the price of gold improved by 27% and again by 2% in 2021. During 2022, the gold price traded at an average level of U.S.$1,785 an ounce, 0.5% lower than in 2021. The gold price closed 2022 at US$1824 an ounce, after hitting a high of US$2,043 an ounce and a low of US$1,626 an ounce during the year.
TOP PRODUCERS
Based on fiscal 2022 production, the first, second, third, fourth and fifth largest gold producers in the world were Newmont (5.96 Moz), Barrick Gold (4.14 Moz), Agnico Eagle (3.14 Moz), AngloGold Ashanti (2.74 Moz) and Polyus (2.54 Moz), respectively. In fiscal 2022, Gold Fields was the sixth largest gold producer in the world with attributable gold production of 2.40 Moz.
GUIDANCE FOR 2023
Gold Fields expects to have significant capital expenditures in fiscal 2023, given the remaining project capital at Salares Norte, as well as the elevated level of sustaining capital expenditure across the portfolio, in order to maintain the production base of the Group.

At this point in time, Gold Fields is not in a position to provide 2023 production guidance for Asanko. Consequently, the Group’s guidance excludes Gold Fields’ share of the Asanko JV.
For 2023, attributable gold equivalent production is expected to be between 2.25Moz and 2.30Moz (excluding Asanko) (2022 comparable: 2.32Moz). AISC is expected to be between U.S.$1,300/oz and U.S.$1,340/oz., with AIC expected to be U.S.$1,480/oz to U.S.$1,520/oz. Studies on a hybrid renewable microgrid power facility at St. Ives are ongoing. Should these studies be completed and the project approved during the year, Gold Fields estimates U.S.$25/oz will be added to both AISC and AIC guidance ranges. In this case, the ranges for AISC will be U.S.$1,325/oz to U.S.$1,365/oz and AIC will be to be U.S.$1,505/oz to U.S.$1,545/oz, respectively. The facility will include a wind farm, solar farm, battery energy storage system and diesel generation. The exchange rates used for our 2023 guidance are Rand 17.00 per U.S.$1.00 and U.S.$ 0.70 per A$1.00.
The increase in AIC excluding Salares Norte is due to higher sustaining capital expenditure mainly at South Deep and Damang, as well as higher cost of sales before amortisation and depreciation as a result of inflationary increases partially offset by higher production.
The Group’s total capital expenditure for 2023 is expected to be between U.S.$1.110 billion and U.S.$1.170 billion. Sustaining and non-sustaining capital expenditure is expected to be U.S.$820 million and U.S.$850 million, respectively. The increase in sustaining capital is driven largely by U.S.$159 million in capital stripping at Salares Norte and capital expenditure related to pre-stripping of stages 4 and 5 of the Gruyere pit, together with an upgrade of the mill pebble crusher at Gruyere. Non-sustaining capital expenditure is expected to be between U.S.$290 million and U.S.$320 million, with the largest component of this being the Salares Norte project capital of U.S.$230 million.
Longer Term Guidance
Taking into account the expected changes in production from the different assets, such as growth from Salares Norte and South Deep and declines at Damang and Cerro Corona, Gold Fields expects production for the next three years to range from 2,250koz to 2,300koz in 2023, from 2,720koz to 2,770koz in 2024 and from 2,790koz to 2,820koz in 2025.

Environmental and Regulatory Matters
SOUTH AFRICA
Environmental
Gold Fields’ South African operation is subject to various laws relevant to its activities that relate to the protection of the environment. The South African Constitution and NEMA, No. 107 of 1998, as well as various other related pieces of legislation enacted, grant legal standing to a wide range of interest groups to bring legal proceedings to enforce their environmental rights, which are enforceable against private entities, as well as the South African government.
South African environmental legislation commonly requires businesses whose operations may have an impact on the environment to obtain permits, authorisations and other approvals for those operations. The applicable environmental legislation also imposes general compliance requirements and incorporates environmental principles, including the “polluter pays” principle.
The South African Government has initiated the “One Environmental System” to streamline the licensing processes for mining, environmental authorisations and water use. Under the One Environmental System, the DMRE is the competent authority for the mining industry to grant environmental authorisations under NEMA. The DFFE is the appeal authority for these authorisations. NEMA has been amended to provide that every holder of a mining right will remain responsible for any environmental liability due to pollution or ecological degradation. They will also remain responsible for the pumping and treatment of polluted or extraneous water and the management and sustainable closure thereof. If these obligations are contravened, the holder of a mining right and its directors may be held criminally liable under the provisions of NEMA for any environmental degradation and/or the remediation thereof.
South African mining companies are required by law to undertake rehabilitation work as part of their ongoing operations in accordance with an approved environmental management plan (EMP), which includes a mine closure plan. Gold Fields funds its ongoing environmental rehabilitation costs as part of its operating cash flows. Gold Fields’ long-term closure costs are funded by making cash contributions into an environmental trust fund, as well as providing financial guarantees. The difference between the cash closure contributions made to the environmental trust fund to date and the final closure cost estimate are funded through insurance guarantees. These costs are collectively referred to as the “financial provision”. In fiscal 2022, an EMP performance assessment was undertaken at South Deep, with no major findings raised. A final report has been submitted to the DMRE.
The South African Environmental Minister published Proposed Amendments to the Regulations Pertaining to the Financial Provision for Prospecting, Exploration, Mining or Production Operations (the Financial Provision Regulations), in terms of NEMA. The mining industry has been engaging the DFFE regarding the Financial Provision Regulations and the proposed amendments. Further revisions and proposed amendments to the Financial Provision Regulations have since been published. On 17 January 2020, the Environmental Minister of South Africa published an amendment to the Financial Provision Regulations relating to the extension of the deadline for compliance with the Financial Provision Regulations to 19 June 2021, which granted an extension until 19 June 2022. On 19 May 2022, an additional amendment was published granting a further extension until 19 September 2023.
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
Under the NWA, all water in the hydrological cycle is under the custodianship of the South African government held in trust for the people of South Africa. In addition, the NWA governs waste and waste water discharges that may impact a water resource. Gold Fields continues to use all reasonable and practical measures to remove underground water to permit the routine safe functioning of South Deep. The water management systems at South Deep have been reviewed to ensure compliance with the approved 2021 licence conditions and regulations. Gold Fields maintains water monitoring and audit programmes that align with its 2021 water licence.
Under the Air Quality Act, the South African government has established minimum emission standards for certain activities which result in air emissions and for which Atmospheric Emissions Licences (AELs) must be held. Non-compliance with the minimum emissions standards under the Air Quality Act is an offence. South Deep mine undertakes activities which result in atmospheric emissions, as provided for by the Air Quality Act. Having held a registration certificate authorising such activities under the statute repealed by the Air Quality Act, South Deep was granted an AEL in January 2016 and it was renewed in 2022 by the Rand West City Local Municipality, authorising South Deep to undertake smelting activities under the National Environmental Air Quality Act
The South African government introduced a carbon tax under the South African Carbon Tax Act with effect from 1 June 2019. The South African Carbon Tax Act (together with the South African Customs and Excise Act, which contains provisions related to the administrative arrangements for the collection of carbon tax revenues by the South African Revenue Service) aims to reduce greenhouse gas emissions. Proposed amendments to the carbon tax rates have been announced and since January 2022, the carbon tax rate has been approximately U.S.$8.30 per tonne of carbon dioxide equivalent. This tax rate is set to increase progressively in order to reach U.S.$20 per tonne by 2025 and eventually U.S.$30 per tonne by 2030.For more information regarding the Carbon Tax Act, see “—Risk Factors—Increasing regulation of environmental and sustainability matters such as greenhouse gas emissions and climate change may materially adversely affect Gold Fields’ operations”.
In South Africa, the National Environmental Management Waste Act, No. 59 of 2008 (the Waste Act) is the principal legislation that governs waste management, including waste management facilities. The Waste Act requires waste management licences for activities relating to their establishment and reclamation to be obtained, subject to the transitional provisions in the amendments which were published in 2015. Existing residue stockpiles and residue deposits must continue to be managed in accordance with a mine’s approved environmental management programme.
The regulations regarding the Planning and Management of Residue Stockpiles and Residue Deposits impose various classifications and associated liner requirements for new residue stockpiles and deposits. This is a fundamental shift in regulation as the Waste Act previously excluded residue deposits and residue stockpiles from its ambit. These regulations apply where a new residue stockpile is being commissioned, or when a mine is being decommissioned and closed, but it is uncertain at this stage whether they apply to existing residue stockpiles. The National Environmental Management Laws Amendment Bill (NEMA Amendment) aims to bring the establishment and management of “residue stockpiles” and “residue deposits” within the scope of NEMA, the impact of which is uncertain at this stage.
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
Health and Safety
The principal objective of the South African Mine Health and Safety Act No. 29 of 1996 (the Mine Health and Safety Act) is to provide for the protection of the health and safety of employees and other persons at mines. The Mine Health and Safety Act requires employers and others to ensure their operating and non-operating mines provide a safe and healthy working environment, as far as reasonably practicable. The Mine Health and Safety Act provides for penalties and a system of administrative fines for non-compliance with the provisions thereof. The Mine Health and Safety Act further provides for employee participation through the establishment of health and safety committees and by requiring the appointment of health and safety representatives. It also provides for an employee’s right to refuse dangerous work. The Mine Health and Safety Act authorises the Mine Health and Safety Inspectorate (MHSI) to restrict or stop work at any mine and requires an employer to take steps to minimise health and safety risks at any mine. Under the Mine Health and Safety Act, an employer is obliged, among other things, to ensure, as far as reasonably practicable, that its mines are designed, constructed and equipped to provide conditions for safe operation and a healthy working environment. The employer is also required to ensure, as far as reasonably practicable, that its mines are commissioned, operated, maintained and decommissioned in such a way that employees can perform their work without endangering their health and safety or that of any other person. Every employer must ensure, as far as reasonably practicable, that persons who are not employees, but who may be directly affected by the activities at a mine, are not exposed to any hazards to their health and safety. The MHSI also has the power to impose administrative fines on an employer in the event of a breach of the Mine Health and Safety Act. The maximum administrative fine that may be imposed is R1 million per offence. Any person, which may include an employer, who fails to comply with a provision of the Mine Health and Safety Act commits an offence and may be charged and, if successfully prosecuted, fined or imprisoned, or both. In July 2022, the DMRE published a Mine Health and Safety Amendment Bill. The industry and Mineral Council commented on this bill, but to date no further developments have occurred.
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
Silicosis and Tuberculosis Settlement
In 2018, a group of six South African mining companies, including Gold Fields, concluded a settlement agreement with the claimant attorneys in a Silicosis and Tuberculosis class action. The Tshiamiso Trust has been established to carry out the terms of the settlement agreement. The Tshiamiso Trust is responsible for ensuring that all eligible current and former mineworkers across southern Africa with Silicosis or work-related Tuberculosis (or their dependants where the mineworker has passed away) are compensated pursuant to the Silicosis and Tuberculosis class action settlement. By the end of March 2023, the Trust had paid out over R1 billion (U.S.$65 million) to approximately 11,500 industry claimants.
Gold Fields has provided for the estimated cost of the above settlement based on actuarial assessments and the provisions of Silicosis and Tuberculosis class action settlement agreement. At 31 December 2022, the provision for Gold Fields’ share of the settlement of the class action claims and related costs amounted to U.S.$10.5 million (R178.9 million). The nominal value of this provision is U.S.$14.4 million (R244.7 million). The ultimate outcome of this matter, however, remains uncertain, with the number of eligible workers (or their dependents) successfully submitting claims and receiving compensation being uncertain. The provision is consequently subject to adjustment in the future. See “Annual Financial Report—Notes to the consolidated financial statements—Note 35. Contingent liabilities”.
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
Mineral Rights
The MPRDA
The MPRDA, is the primary legislation regulating the mining industry in South Africa. Under the MPRDA, the South African government is the custodian of South Africa’s mineral and petroleum resources and has a duty to administer these resources for the benefit of all South Africans. As a consequence, an owner of the surface rights has no claim to the minerals found in, on or under the surface of his or her land. The MPRDA extinguished private ownership of minerals. The DMRE is the government body which implements and administers the MPRDA.
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
Under the MPRDA, the holder of a mining right must comply with the terms of the right, the provisions of the MPRDA, the environmental authorisation (issued under the NEMA), the mining work programme and the SLP approved as part of the right. The SLP relates to the obligations placed on the mining right holder to, among other things, train employees of the mine in accordance with prescribed training methodologies, achieve employment equity and human resource development in the mining company, improve housing and living conditions of employees and set up local economic development projects. Compliance with each of the provisions of the MPRDA, environmental authorisation, mining work programme and SLP is monitored by submission of periodic returns and reports by the holder of the right to the DMRE. A mining right can be suspended or cancelled if the holder conducts mining operations in breach of the MPRDA, a term or condition of the right or an environmental authorisation, or if the holder of the right submits false, incorrect or misleading information to the DMRE.
Gold Fields actively carries out mining activities in South Deep. In the period following the MPRDA taking effect, Gold Fields applied for and was granted conversion of all of its “old order” mining rights into “new order” mining rights in terms of the MPRDA. Gold Fields has submitted a SLP for approval for the period from 2023 to 2027.
The 2018 Mining Charter
The 2018 Mining Charter (as read with the Implementation Guidelines for the 2018 Mining Charter (Implementation Guidelines)), among other things, sought to link mining rights with empowerment obligations. It is widely considered that the 2018 Mining Charter did not bring about the legal certainty in the South African mining industry that it attempted to create.
Accordingly, in 2019, the Minerals Council of South Africa (MCSA) filed an application in the Gauteng Division High Court of South Africa (the Gauteng Division High Court) for the judicial review and setting aside of certain clauses of the 2018 Mining Charter. In 2021, the Gauteng Division High Court issued a judgement addressing certain key elements of the MCSA’s application and set aside a number of specific clauses of the 2018 Mining Charter. Following the judgment, the DMRE indicated that it intends to consider steps to achieve the empowerment objectives through amendments to the MPRDA. Gold Fields will be required to evidence that it relies on the 2018 Mining Charter as a policy document and that it will use its best endeavours to comply with the provisions that have not been set aside by the court.
See “—Risk Factors—Gold Fields’ mineral rights are subject to legislation, which could impose significant costs and burdens and may impose certain ownership requirements, the interpretation of which is the subject of dispute—South Africa”.
The B-BBEE Act and the B-BBEE Amendment Act
The B-BBEE Act, 2003 (the B-BBEE Act) established a national policy on broad-based black economic empowerment with the objective of increasing the participation of HDSA in the economy. The B-BBEE Act provides for various measures to promote black economic empowerment, including empowering the Minister of Trade and Industry to issue the B-BBEE Codes with which organs of state and public entities and parties interacting with them or obtaining rights and licences from them would be required to comply. On 24 October 2014, the B-BBEE Amendment Act No. 46 of 2013 was brought into operation and inserted a new provision in the B-BBEE Act, whereby the B-BBEE Act would trump the provisions of any other law in South Africa which conflicts with the provisions of the B-BBEE Act, provided such conflicting law was in force immediately prior to the effective date of the B-BBEE Amendment Act.
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
The royalty in respect of refined minerals (which include gold and platinum) is calculated by dividing EBIT by the product of 12.5 times gross sales in respect of refined mineral resources calculated as a percentage, plus an additional 0.5% EBIT refers to taxable mining income (with certain exceptions such as no deduction for interest payable and foreign exchange losses) before assessed losses but after capital expenditure. A maximum royalty of 5% of revenue has been introduced for refined minerals. Gold Fields Operations Limited and GFI Joint Venture Holdings (Pty) Ltd, currently pay a royalty of 0.5% of revenue earned, due to a historical unredeemed capital expenditure balance that is utilised as a deduction in calculating the royalty. As the mine ramps up production, and reduces the unredeemed capital balance, the royalties will increase to approximately 3% over the LOM.
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
Land Expropriation
In 2019, the draft South African Constitution Eighteenth Amendment Bill (Draft Constitution Eighteenth Amendment Bill) was published, which introduced legislation to amend section 25 of South Africa’s Constitution to enable the state to expropriate land in the public interest without compensation. The necessary approvals were ultimately not obtained and consequently, the Draft Constitution Eighteenth Amendment Bill was not adopted.
In 2019, prior to the introduction of the Draft Constitution Eighteenth Amendment Bill, a draft expropriation bill (Draft Expropriation Bill) was published for public comment by the South African Minister for Public Works (Minister for Public Works), which would allow the state to expropriate land without compensation where doing so would be for a public purpose or in the public interest. In determining to expropriate land without compensation, this legislation would also require the consideration of “all relevant circumstances”, which include, among other things, whether the land is held purely for speculative purposes, is owned by the state or is abandoned. In 2020, a new draft expropriation bill (New Draft Expropriation Bill) was introduced by the Minister for Public Works of South Africa. The New Draft Expropriation Bill was tabled in Parliament on 28 September 2022 and approved by the National Assembly. The New Draft Expropriation Bill will now be considered by the National Council of Provinces, whereafter, if approved, the New Draft Expropriation Bill will be sent to the President for assent and published in the South African Government Gazette and proclaimed as law.
Exchange Controls
South African law provides for Exchange Control Regulations which, among other things, restrict the outward flow of capital from the CMA consisting of South Africa, Namibia, Lesotho and Eswatini. The Exchange Control Regulations, which are administered by the Financial Surveillance Department of the SARB, are applied throughout the CMA and regulate international transactions involving South African residents, including companies. The South African government has committed itself to gradually relaxing exchange controls and various relaxations have occurred in recent years. In 2020, SARB requested public comment on certain reforms intended to encourage foreign investment in South Africa. The existing exchange control system in South Africa is principally used to control capital movements. South African companies are not permitted to maintain foreign bank accounts without SARB approval.
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

A so-called “loop structure” will be created where a South African exchange control resident (such as Gold Fields) sets up an offshore structure which re-invests into the CMA by acquiring shares or other interests (e.g. loans) in a CMA company or CMA asset. While this was not previously permitted, with effect from 1 January 2021, loop structures are allowed if placed on record with the Financial Surveillance Department of SARB and if the acquisition of the South African assets takes place on an arm’s length basis. Annual reporting to the Financial Surveillance Department will also be required as concerns the loop structure.
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
Health and Safety
A mining company is statutorily obliged to, among other things, take steps to ensure that the mine is managed in accordance with applicable legislation, including the Minerals and Mining (Health, Safety and Technical) Regulations, 2012 (L.I 2182), to ensure the safety and wellbeing of its employees. Additionally, both the Tarkwa and Damang mines are required, under the terms of their respective mining leases, to comply with the reasonable instructions of the Chief Inspector of Mines regarding health and safety at the mines. A violation of the provisions of the health and safety regulations or failure to comply with the reasonable instructions of the Chief Inspector of Mines could lead to, among other things, a shutdown of all or a portion of the mine or the imposition of more stringent compliance procedures. The Tarkwa and Damang mines have potential liability arising from injuries to, or deaths of, workers, including, in some cases, workers employed by their contractors. Although Ghanaian law provides statutory workers’ compensation for injuries and fatalities to workers, it is not the exclusive means by which workers or their personal representatives may claim compensation. Both companies’ allotted insurance for health and safety claims and the relevant workers’ compensation may not fully cover them in respect of all liability arising from any future health and safety claims, since employees may still resort to other claims through the courts and/or legal system.
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
The major provisions of the Minerals and Mining Act include:
•the government of Ghana’s right to a free carried interest in mineral operations of 10% and the right to a special share (discussed below); and
•mining companies which have invested or intend to invest at least U.S.$500 million (as Gold Fields has) may benefit from stability and development agreements, relating to both existing and new operations, which will serve to protect holders of current and future mining leases for a period not exceeding 15 years against changes in laws and regulations generally and, in particular, relating to customs and other duties, levels of payment of taxes, royalties and exchange control provisions, transfer of capital and dividend remittances. A development agreement may contain further provisions relating to the mineral operations and environmental issues. Each stability and development agreement is subject to the ratification of the Ghanaian Parliament.
In 2010, the Minerals and Mining Act was amended to provide for a fixed royalty rate of 5% of the total revenue earned from minerals obtained. Although payment of the royalty rate became effective in March 2010, Gold Fields did not begin submitting the required payment until 1 April 2011 due to a moratorium on the tax burden for mining leases in place prior to commencement of the Minerals and Mining Act, which ended on 31 March 2011.
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
Fiscal Regime
Several regulatory/statutory changes were made to Ghana’s fiscal regime in 2022, including, among others:
•The Income Tax (Amendment) Act 2022 (Act 1084), which extended the concession for Income Tax Stamp and Vehicle Income and the suspension of quarterly income tax instalment payments required for certain categories of persons.
•Penalty and Interest Waiver Act, 2022 (Act 1081), extended the deadline for applying for penalty and interest waiver in respect of accumulated tax arrears for previous years to 31 December 2022.

•Electronic Transfer Levy (Amendment) Act 2022 (Act 1089), which amended the Electronic Transfer Levy Act, 2022 (Act 1075) that was imposed earlier in 2022 to reduce the levy on electronic transfers from 1.5% to 1.0%.
In April and July 2018, after field audits, the GRA imposed customs penalties of approximately U.S.$3.2 million and U.S.$14.4 million on Gold Fields Ghana and Abosso, respectively. The GRA alleged that both mines had breached provisions of Ghana’s customs laws by not giving the GRA notification prior to transferring assets originally imported on concessionary import duty rates. Similar penalties were imposed on other mining companies.
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
In 2021, the GRA issued a final Transfer Pricing audit report for the 2014 – 2019 years of assessment for Gold Fields Ghana and Abosso and assessed total liabilities, including penalties and interest of U.S.$17.3 million and U.S.$31.9 million, respectively. The audit report focused on deductibility of management and technical service fees and associated withholding tax gross ups on such fees. Gold Fields has objected to the GRA’s findings while paying 30% of the penalty imposed in accordance with section 42(5)(b) of the Revenue Administration Act, 2016 (Act 915) which requires that 30% of the tax/penalty in dispute be paid prior to the Commissioner General considering the objection. The payment was made without prejudice to Gold Fields’ objection to the GRA’s findings.
A negotiated position was reached with the GRA in November 2022. In December 2022, a payment of U.S.$8.18 million was made for Gold Fields Ghana and Abosso submitted a request to offset the U.S.$3 million credit against the corporate income tax due. Additionally, a waiver application for the interest and penalties levied was submitted under the tax amnesty window which expired at the end of December 2022.
Further, on 10 October 2022, the GRA issued findings following their audits of the Tarkwa and Damang mines for fiscal years 2018 to 2020, which focused on the tax treatment of waste stripping costs. The total imposed liabilities totalled U.S.$124 million, including interest, with U.S.$91.9 million for Gold Fields Ghana and U.S.$32 million for Abosso. Gold Fields believes imposed liabilities infringe on the rights of respective Development Agreements ratified by Ghana’s Parliament. After the submission of various waiver requests, Gold Fields paid U.S.$15 million (U.S.$13.3 million for Gold Fields Ghana and U.S.$1.7 million for Abosso) in relation to non-Development Agreement issues only. Following the variation payment, new discussions with the GRA commenced, however it is unclear what the outcome of these will be.
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
Previously, in 2019, the Minerals Commission had imposed additional fines of approximately U.S.$1.9 million and approximately U.S.$1.2 million on Gold Fields Ghana and Abosso, respectively, for alleged breaches of their procurement plan for 2018. Gold Fields contested the penalties and is actively engaging with the Minerals Commission in an attempt to overturn the penalties. In addition, Gold Fields has received an independent legal opinion supporting its position under the Minerals and Mining Act.
At an Executive Council of the Ghana Chamber of Mines held in November 2022, the Chief Executive Officer of the Minerals Commission asked mining companies to pay the penalties imposed for alleged breaches of local procurement regulations. Gold Fields engaged Minerals Commission to review the alleged penalties and presented relevant documents to support its claim that the alleged penalties were inappropriately imposed. This led to a reduction of penalties for the Gold Fields Ghana from approximately U.S.$8.7 million to approximately US$1.7 million, which has been paid by Gold Fields. Abosso and the Minerals Commission are yet to conclude a review of the penalties imposed on Abosso.
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
Pursuant to the gold purchase programme plan, on 3 November 2022, Gold Fields entered into a supply agreement with the Bank of Ghana for the sale of 30,000 ounces of gold for 2022. Under the Gold Purchase Agreement, Gold Fields agreed to sell 15,000 ounces of gold each from Tarkwa and Damang to the Bank of Ghana in 2022, subject to production levels at each mining site. Gold Fields sold 26,000 ounces to the Bank of Ghana due to the delay in concluding the agreement. Some of Gold Fields’ peers were not able to sell any gold for 2022 because of similar delays from the Bank of Ghana. Any subsequent gold purchase will be subject to agreement between the parties.
At the end of November 2022, the Minister of Lands and Natural Resources informed the Minerals Commission and PMMC of the Ghanaian government’s directive to exchange gold produced in Ghana for the purchase of oil products from 1 January 2023, under a programme called “Gold for Oil Programme”. It is unclear if the Bank of Ghana will continue with the gold purchase programme or if it will modify it under the Gold for Oil Programme in 2023.
Local Refinement
The government of Ghana has signalled its intention to undertake various interventions in relation to gold mining, including establishing a gold refinery in Ghana, with announced plans to locally refine 30% of the gold produced in the country. Further, the government of Ghana proposed that members of the Chamber contribute part of their production to enable a local refinery to meet a minimum 10-ton requirement. To date, Ghana’s wholly state-owned Precious Metals Marketing Company Ltd has entered into a joint venture with Rosy Royals Minerals Limited of India to establish a refinery (Royal Ghana Gold Ltd), which is currently sourcing its gold from small scale gold producers, while it seeks LBMA certification. The Chamber insists on LBMA certification as a pre-requisite for dealing with any local refinery. The discussions are ongoing, focusing on ensuring that a move to locally refined gold does not become detrimental to the mining industry.
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
Other Regulatory Changes
Other proposed fiscal measures in the 2023 Ghanaian Budget Statement include:
•The National Fiscal Stabilisation Levy (NFSL) will be converted into a Growth and Sustainability Levy (GSL) to cover specific entities. A rate of 1.0% of production revenue will be applicable to entities operating in the extractive sector.
•A freeze on tax waivers for foreign companies, while tax exemptions for companies in the free zone, mining and oil and gas companies will be reviewed in fiscal 2023.
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
During the operational life of its mines, Gold Fields is required by the conditions of its tenements and approvals to prepare a Mine Closure Plan which is to make provisions for the ongoing rehabilitation of its mines and to estimate the cost of closure obligations and post-closure rehabilitation and monitoring once mining operations cease. Under the Mining Rehabilitation Fund Act 2012 (WA), Gold Fields is required to pay an annual levy into a mining rehabilitation fund administered by the DMIRS. The annual levy payable by Gold Fields is 1.0% of an estimate of the cost per hectare to rehabilitate the land disturbed by Gold Fields’ operations. The funds held by DMIRS in the mining rehabilitation fund are used to rehabilitate abandoned mines and are not refundable or reimbursable to the contributing entities for their own rehabilitation liabilities, which are expected to be separately funded.
Under the National Greenhouse and Energy Reporting scheme, Gold Fields has operational control over the four Australian operations which have combined emissions exceeding 50kt CO2e each fiscal year. Accordingly, Gold Fields is required to report as the registered “controlling corporation” for the purposes of the scheme.
The Emissions Reduction Fund (ERF) is a voluntary scheme that aims to provide financial incentives for emitters to reduce, abate or sequester greenhouse gas emissions. Gold Fields registered the Granny Smith Gas Power Station Project with the ERF for carbon abatement in May 2015 under the Industrial Fuel and Energy Efficiency Method. Gold Fields entered a reverse auction with the Clean Energy Regulator in April 2016 under the ERF in order to sell the project’s carbon abatement to the Australian government. This bid was successful and Gold Fields entered into a seven-year contract with the ERF for the sale of its abatement credits.
Following a change in government in May 2022, Australia recently passed the Climate Change Act 2022 (Cth) which sets a national emission reduction target of 43% below 2005 levels by 2030, net zero by 2050 and establishes processes to review future targets in line with the Paris Agreement goals. The government is also progressing reforms including amendments to the Safeguard Mechanism, which operates as the primary tool to limit emissions from large emitting facilities, to place covered facilities on a pathway of declining emissions. Both the Gruyere and Granny Smith mines are regulated under the Safeguard Mechanism and will be subject to the proposed changes to facility baselines if the Safeguard Mechanism amendments are passed. Where a facility’s emissions exceed its baseline, the facility will need to surrender ACCUs or a new instrument called a SMC. SMCs will be created where a facility keeps its emissions below its baseline.
The proposed amendments to the Safeguard Mechanism and related ERF Rules also contemplate a restriction on the ability to undertake ERF projects that reduce covered emissions at Safeguard Mechanism facilities in the future. Existing projects, such as the registered Granny Smith project will be grandfathered, but it will be unlikely to be able to undertake any future projects.
Health and Safety

The Work Health and Safety Act 2020 (WA) and the Work Health and Safety (Mines) Regulations 2022 (WA), which became operational in March 2022, together regulate the duties of employers and employees in the mining industry with regard to occupational health and safety and outline offences and penalties for breach. WorkSafe, a division of the DMIRS, administers this legislation. Under the approach utilised by WorkSafe, it is the responsibility of each employer to manage safety (i.e. a general duty of care exists in mines located in Western Australia). The WHS Act also imposes more extensive workplace health and safety obligations on Gold Fields’ operations in Western Australia, including with respect to the identification and management of psychosocial hazards, the consultation and representation of workers and contractors, and introduces personal responsibility on officers (including but not limited to directors) to ensure Gold Fields is complying with its health and safety obligations.
A violation of the safety laws or failure to comply with the instructions of the relevant health and safety authorities is a regulatory offence that may result in criminal liabilities and could lead to, among other things, a temporary shutdown of all or a portion of a mine, the imposition of costly compliance procedures, financial penalties and/or imprisonment for statutory position holders and/or company officers.
The new laws also introduce the offence of industrial manslaughter for certain workplace fatalities, which, in the event of a conviction, carries a significant penalty of up to 20 years’ imprisonment for individuals and fines of up to A$10 million for corporate entities.
It is also an offence to insure against penalties and any policy purporting to do so would likely be void to that extent.
Mineral Rights
In Australia, the ownership of land is separate from the ownership of most minerals (including gold), which are the property of the states and are thus regulated by the state governments. The Western Australia Mining Act is the principal piece of legislation governing exploration and mining on land in Western Australia. Licences and leases for, among other things, prospecting, exploration and mining must be obtained pursuant to the requirements of the Mining Act before the relevant activity can begin.
The grant of a mining tenement is generally at the discretion of the Minister or a Mining Registrar or Warden appointed under the Mining Act, and the conditions imposed on the grant of tenements relate to matters, including the environment, payment of annual rent and, for prospecting licences, exploration licences and mining leases, meeting the prescribed minimum annual expenditure commitments. If a tenement holder fails to comply with a condition of a mining tenement, the Minister or Warden may impose a fine or order that the relevant mining tenement be subject to forfeiture.
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
Land Claims
In 1992, the High Court of Australia recognised a form of native title which protects the rights of Aboriginal and Torres Strait Islander peoples in relation to land and waters according to their traditional law and customs in certain circumstances. As a result of this decision, the Native Title Act was enacted to recognise and protect existing native title rights by providing a mechanism for the determination of native title claims and a statutory right for native title claimants or determined rights holders to negotiate, object, and/or be consulted when, among other things, certain acts (including the grant of mining tenements) are proposed, or there is an expansion of, or change to, existing rights and interests in the land which affects those native title rights and which constitutes a “future act” under the Native Title Act.
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
Concurrently, in 2021, the Western Australian State Government passed the Aboriginal Cultural Heritage Act 2021 (WA) (the ACH Act), which will replace the AHA in its entirety. The ACH Act fundamentally shifts the approach and expectation of industry proponents with respect to Aboriginal cultural heritage management, with a focus on agreement-making with Aboriginal and Torres Strait Islander stakeholders on matters relating to cultural heritage identification and protection, and which also expands criminal offences and increases penalties (which can be up to A$10 million for corporations). The Western Australian Government is currently undertaking a process of co-designing the supporting regulations, guidelines and policies, after which the ACH Act will commence in its entirety (anticipated to be mid-2023). The current AHA will continue to operate during this transition period.
Additionally, the Federal Aboriginal and Torres Strait Islander Heritage Protection Act 1984 (Cth) enables government to intervene to preserve and protect cultural heritage sites of particular significance, but to date, has been rarely used.
Gold Fields is aware of the existence of actual and potential Aboriginal cultural heritage sites throughout its area of operations in Western Australia. Cultural heritage surveys, conducted with Aboriginal stakeholders and experts, are used by Gold Fields to identify places that contain cultural heritage values so that disturbance to these places can be avoided where possible. In some cases, it is necessary to re-survey over areas with multiple Aboriginal stakeholders and experts, as well as renew surveys periodically, to ensure currency and veracity. In all other cases, relevant approvals are obtained from the Minister for Aboriginal Affairs in accordance with the AHA. Gold Fields has no planned applications for approval under the AHA, or planned activities in areas where approvals have been previously granted, for the foreseeable future. Approvals granted under the AHA will initially be carried over as part of the transition to the ACH Act, but will ultimately be subject to sunset provisions after which they will no longer be valid. Replacement approval may be sought under the ACH Act, but there is no guarantee that any such application would be successful.
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
•the Ministry of Culture, which is responsible for approving archaeological studies and managing the prior consultation process of Indigenous or Recognised Tribal Populations;
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
Mining Concessions
A mining concession is a real property interest independent and separate from surface land located within the co-ordinates of the concession. Holders of large and medium scale mining concessions or of any pending claims for mining concessions must comply with payment of an annual mining good standing fee (Mining Good Standing Fee) of U.S.$3.00 per year per hectare in order to maintain the concessions in good standing. The payment starts from the year in which the claim was filed and must be paid for as long as the concessions are held. Holders of mining concessions are also required to meet minimum annual production targets prescribed by law, by no later than the end of the tenth year from the date of the grant, which have to be filed with the MEM. Otherwise, a penalty will be levied. The minimum annual production targets are currently set at one fiscal payment unit (the UIT) per hectare per year. The UIT is fixed on a yearly basis and, for large and medium scale mining holders, it was set to equal S/.4,600, or approximately U.S.$1,153, in 2022 and S/. 4,950, or approximately U.S.$1,241, in 2023. Titleholders are entitled to group multiple concessions into administrative economic units to comply with the minimum production requirement, provided certain conditions are met. Failure to attain the minimum production targets may result in certain penalties ranging from a monetary fine based on the percentage of minimum production up to the forfeiture of the mining concession. La Cima owns mining concessions acquired before and after October 2008 and therefore is subject to both production target requirements.
Beneficiation Concessions
Beneficiation or process concessions confer the right to extract or concentrate the valuable substances of an aggregate of minerals and/or to smelt, purify or refine metals through a set of physical, chemical and/or physicochemical processes. As with mining concessions, holders of beneficiation concessions are required to pay the Mining Good Standing Fee, which is calculated on the basis of the production capacity of the processing plant. La Cima was granted a permit for a processing plant with a capacity of 18,600 tonnes per day by MEM which was later modified to increase the capacity of the processing plant to 22,320 tonnes per day. The current installed capacity of the processing plant is 22,320 tonnes per day. In fiscal 2022, La Cima paid a S/.45,622, or approximately U.S.$11,463, Mining Good Standing Fee in connection with its beneficiation concessions.
Mining Royalty and Other Special Mining Taxes and Charges
Under Peru’s general taxation regime, the corporate tax rate is 29.5%, and the dividends tax rate applicable to non-resident shareholders of Peruvian companies is 5.0% In addition to general taxation, mining companies are subject to a special tax regime. The special tax regime comprises the Mining Royalty Law, the Special Mining Tax Law and the Special Mining Charge Law. The Mining Royalty Law established payment of a mining royalty by owners of mining concessions for the exploitation of metallic and non-metallic resources. This mining royalty is determined by applying a sliding scale rate (ranging from 1.0% to 12.0% of sales) based on the quarterly operating profits of mining companies. Mining royalties are deductible for income tax purposes. The Special Mining Tax is payable by mining companies that have not executed a Mining Tax Stability Agreement with the MEM and is calculated by applying a sliding scale of rates (ranging from 2.0% to 8.4%) based on the quarterly operating profits of the mining company and is deductible for income tax purposes. This Special Mining Tax applies to La Cima as Gold Fields has not executed a Mining Tax Stability Agreement with the MEM. The Special Mining Charge is similar to the Special Mining Tax but applies to mining companies that have executed a Mining Tax Stability Agreement with the MEM and the sliding scale of rates ranges from 4.00% to 13.12% based on the quarterly operating profits of mining companies. The Special Mining Charge does not apply to La Cima.
In addition to the above, mining companies must contribute an amount equivalent to 0.5% of their annual income before taxes to fund the Complementary Retirement Fund for Mining, Metal and Iron and Steel.
Mining companies are also required to pay an annual supervisory contribution to the OSINERGMIN and the OEFA to fund safety and environmental inspections. Set by supreme decree, the sum of both contributions may not exceed an amount equivalent to 1.00% of the total value of annual invoicing for concentrate sales, after deducting VAT. For fiscal 2022, the contributions to OSINERGMIN and OEFA were equivalent to 0.14% and 0.10% of the annual invoicing, respectively. In fiscal 2021, La Cima paid a total of approximately U.S.$1.2 million in such contributions. For fiscal years 2023 to 2025, the contributions to OSINERGMIN and OEFA will be equivalent to 0.12% and 0.07% of the annual invoicing respectively.
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
In addition, for the modification of mining projects with an insignificant environmental impact, a Supporting Technical Report (STR), which is a simplified amendment to an EIA with a significantly shorter period of evaluation and approval, must be submitted to the authority. However, since 2020 it has not been possible to successively modify or expand the same mining component via an STR if the accumulated impact of the modifications can have significant negative environmental impacts with respect to those that were contemplated in the EIA. If this is the case, a modification of the EIA is required to be undertaken. In 2022, an STR was approved for La Cima.
In 2019, La Cima received approval of its eighth EIA update for Cerro Corona. This update included the expansion of the open pit, expansion of the waste rock storage facility and the raising of the TSF dam. In 2020, Gold Fields commenced the process for the ninth EIA update, which, once approved, will officially extend the LOM from 2026 to 2030. Gold Fields was also required to submit an additional public participation plan, in accordance with new regulations issued in 2022, which was approved in January 2023. Execution of the plan will begin once the EIA is admitted for evaluation around Q3 2023.
During 2022, SENACE published a new regulation that outlines the phases, requirements and deadlines required for the evaluation and approval process for environmental certifications, such as EIA and STR, among others.
Furthermore, a law regulating mine closure (Mine Closure Law) requires mining companies to ensure the availability of the resources necessary for the execution of an adequate mine closure plan, including a mine closure cost estimate. The law obliges holders of mining concessions to furnish guarantees (such as stand-by letters of credit) in favour of the MEM to ensure that they will carry out their mine closure plans in accordance with the environmental protection regulations and to ensure that the MEM has the necessary funds to execute the mine closure plan in the event of non-compliance. The Mine Closure Law requires mining companies to provide yearly bank guarantees for definitive, final and progressive closure obligations.
La Cima’s mine closure plan for Cerro Corona was approved in 2008 and the seventh update of the mine closure plan was approved by the MEM in July 2022. This mine closure plan is guaranteed by a bond letter of approximately U.S.$91.19 million, issued by Credit Bank Peru and Scotiabank Peru.
Water Quality Standards
In 2015, the Ministry of Environment passed Supreme Decree No. 15-2015-MINAM (the 2015 Supreme Decree), which modified the Peruvian Environmental Quality Standards (Peruvian ECA) applicable to water courses. Under the 2015 Supreme Decree, holders of mining activities that were conducting environmental studies had to report to the MEM on whether such instruments complied with the amended Peruvian ECA, or if they required an adjustment. In line with this requirement, La Cima reported that its environmental study needed to be adjusted to the 2015 Supreme Decree and submitted a response plan to the MEM. The response plan was approved by the MEM in September 2021. The approved plan must be implemented by La Cima to comply with the 2015 Supreme Decree within three years of approval.
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
Based on currently available information, including geohydrological studies, geochemical landform cover analysis and reactive material mitigation studies, initiated in 2016 and continuing through 2022, it has been concluded that Cerro Corona is not in a position to calculate a reasonable and defensible cost estimate of the post-closure liability in relation to the management and, if required, treatment, of surface water run-off.
One of the studies performed to provide a reliable, reasonable and defensible estimate of the post closure liabilities is the pilot testing of Tecnosoles, a technology consisting of a mix of organic and inorganic materials to cover the waste storage facility, tailings storage facility beaches and pit walls in order to control the generation of acid rock drainage. The results of this pilot concluded that the application of Tecnosoles is not suitable for Cerro Corona due to costs and technical implications. Another pilot test will be conducted during 2023 to evaluate other cover designs for closure. In addition, Cerro Corona previously conducted a trade-off study to compare different closure alternatives for the WSF. Gold Fields also prepared a pre-feasibility level study for mine closure which included engineering designs, hydrogeological investigations, geochemical modelling and cost estimates. The current 2030 feasibility study for Cerro Corona incorporates the placement of tailings material in the pit (in-pit tailings disposal) from 2026, when the stockpile balance peaks. Cerro Corona’s LOM plan is based on ore processed from the stockpiles with the in-pit tailings disposal initiated in 2026.
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
Level 3 Environmental Incident
In 2018, Gold Fields experienced a level 3 environmental incident in Peru when water containing tailings from the Cerro Corona TSF flowed through an authorised diversion pipe to La Hierba creek reaching the Tingo river. The flow to La Hierba creek was stopped three hours after Gold Fields became aware of it and the remediation process, including clean-up of the area, commenced on 17 December 2018 and was formally completed on 6 January 2019. The related rehabilitative works, which comprised further cleaning of La Hierba creek and the Tingo river, top soil placement, revegetation and the reconfiguration of the La Hierba creek watercourse. In addition, the pipe that discharged water from Las Tomas spring to La Hierba creek was sealed with shotcrete as an environmental protection and safety measure. The ANA imposed fines against Gold Fields of approximately U.S.$1.4 million in connection with this incident. Gold Fields appealed both fines and received a favourable final result in one of these procedures with ANA revoking the fine (approximately U.S.$100,000). Therefore, only the fine of approximately U.S.$1.3 million remains pending. The OEFA imposed a fine against Gold Fields of approximately U.S.$2.8 million. Gold Fields paid the fine imposed by OEFA and challenged it on 10 August 2022 in a judiciary procedure.
Socio-environmental Matters
Peru’s Environmental Act enables individuals to take part in a responsible manner in decision-making processes related to, and in the establishment and application of, environmental policies and measures. Such participation includes:
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
While the final decision to move forward with legislative or administrative measures on which consultation is sought rests with the Peruvian government, even in the absence of agreement, the Peruvian government still has an obligation to take all necessary measures to ensure that the collective rights of indigenous or tribal populations are protected. Accordingly, the approval of an EIA (or an update to an EIA) must take into consideration the indigenous or tribal populations located in a project’s impact area. In connection with the approval of La Cima’s ninth EIA update for Cerro Corona, a citizen participation mechanism under the Environmental Act was performed during 2021 and continued in 2022. Further public participation activities will be performed during 2023.
Climate change regulation
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
In 2016, Gold Fields conducted a risk and vulnerability to climate change assessment for its operations in Peru. A plan for adaptation to climate change was then prepared in 2017 considering the findings of the risk assessment. The risk and vulnerability assessment as well as the adaptation plan were updated in 2021. Gold Fields commissioned SRK consultants to perform a quantitative evaluation of expected long-term rainfall pattern variation for Cerro Corona, due to the impacts of climate change. The projections concluded there could be an approximate 15% increase in rainfall at the site by the year 2100. The results of this report will feed TSF and main water management infrastructure designs for Cerro Corona.
Since 2021, La Cima’s electricity supplier, Kallpa, has been iREC certified and issues annual certificates confirming the electricity supplied to Cerro Corona is 100% renewable.

Directors, Senior Management and Employees
DIRECTORS

Name	Age	Position	Term Expires(1)

Yunus G.H. Suleman	65	Non-executive Director	May 2023
Martin Preece	58	Executive Director and Interim Chief Executive Officer(2)	May 2023
Paul A. Schmidt	55	Executive Director and Chief Financial Officer	May 2025
Alhassan Andani	61	Non-executive Director	May 2025
Peter J. Bacchus	54	Non-executive Director	May 2025
Maria Cristina Bitar	53	Non-executive Director(3)	May 2025
Terence P. Goodlace	63	Non-executive Director	May 2023
Jacqueline E. McGill	54	Non-executive Director	May 2025
Steven P. Reid	67	Non-executive Director	May 2024
Philisiwe G. Sibiya	46	Non-executive Director	May 2024
Notes:
(1) Terms expire on the date of the annual general meeting in that year for newly appointed directors and, the other directors, within a three-year period after their first election.
(2) Chris Griffith stepped down from his role as an Executive Director and Chief Executive Officer with effect from 31 December 2022. Martin Preece became an Executive Director and Interim Chief Executive Officer with effect from 1 January 2023.
(3) Maria Cristina Bitar was appointed as Non-executive Director on 1 May 2022.

Executive Directors
Martin Preece (58) B-Tech in Mining, Witwatersrand Technicon, South Africa; Executive Development Programme, Gordon Institute of Business Science (GIBS); Accelerated Development Programme, London Business School
Executive Director and the Interim Chief Executive Officer. Mr. Preece joined Gold Fields as Executive Vice President: South Africa in May 2017, leading the successful ramp up of the South Deep mine since then. Prior to joining Gold Fields, he was Chief Operating Officer at De Beers, South Africa. Mr. Preece has 37 years of mining experience, starting his career as a learner miner and holding a number of operational and technical roles before taking up mine manager positions at various operations across De Beers. After moving to Group level at De Beers, he held positions as mine strategist and business development manager before being appointed Chief Operating Officer in 2011.
Paul A. Schmidt (55) BCom, Witwatersrand; BCompt (Hons), UNISA; CA (SA)
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
Former Executive Director
Chris Griffith (58) B Eng, Hons (Mining Engineering), University of Pretoria
Executive Director and Chief Executive Officer. Chris Griffith was appointed CEO on 1 April 2021. Before this appointment, he was CEO of Anglo American Platinum between September 2012 and April 2020, and CEO of Kumba Iron Ore from 2008 to 2012. Prior to that, he served as Anglo American Platinum’s Head of Joint Ventures. He joined Anglo American Platinum in 1990 and held various management positions at two of its mines and Joint Ventures before being moved into the wider leadership team at Anglo American, including being part of Anglo American’s Global Management Committee from 2009 to 2020. Mr. Griffith resigned as Executive Director and Chief Executive Officer, effective 31 December 2022.
Non-Executive Directors
Yunus G.H. Suleman (65) BCom, University of Kwa-Zulu Natal (formerly Durban Westville); BCompt (Hons), University of South Africa, CA (SA); CD (SA)
Mr. Suleman was appointed as an independent non-executive director of Gold Fields with effect from 1 September 2016 and served as the Chair of Gold Fields’ Audit Committee. Mr. Suleman also serves as the chairman of Liberty Holdings Ltd and Liberty Group Limited and the interim chair of Albaraka Bank Limited. He is also the executive chairman of Sulfam Holdings (Pty) Ltd. He has over 35 years’ experience in the accounting and auditing profession and, in the last six years, as an independent non-executive director. He is a chartered accountant and member of the South African Institute of Chartered Accountants and a chartered director and member of the Institute of Directors South Africa. Previously, he has been chairman of KPMG – South Africa and KPMG Foundation, chairman of Enactus, South Africa, chairman of the Association for the Advancement of Black Accountants of Southern Africa in the Western Cape and deputy chairman of the Independent Regulatory Board of Auditors. Mr. Suleman was also a partner at Arthur Andersen for 11 years before joining KPMG in 2002, after its merger with Arthur Andersen. Mr. Suleman held various roles at Arthur Andersen, including managing partner of its Audit and Consulting practice in Nigeria and managing partner of South Africa’s audit practice. Mr. Suleman was a director of Tiger Brands Limited until November 2018. Effective 1 June 2022, Yunus Suleman succeeded Cheryl A. Carolus as Gold Fields’ Non-executive Chair.
Alhassan Andani (61) MA Banking and Finance, Finafrica Institute, Italy; BSc Agriculture, University of Ghana
Mr. Andani was appointed as a director of Gold Fields on 1 August 2016. He is currently a Founding Partner at LVSafrica Limited and a Board member at Stanbic Holdings and Teachers Fund of the Ghana National Association of Teachers (GNAT).

Mr. Andani holds an Honorary Doctorate from the University of Development Studies, Ghana. He is an Honorary Fellow at the following institutions: Chartered Institute of Banking Ghana; Institute of Directors (IOD), Ghana; Chartered Institute of Credit Management and Institute of Public Relations, Ghana.
Peter J. Bacchus (54) MA Economics, Cambridge University
Mr. Bacchus was appointed as a director of Gold Fields with effect from 1 September 2016. Mr. Bacchus is chairman of the independent merchant banking boutique, Bacchus Capital Advisers. He has previously acted as the global head of Mining and Metals and is joint head of European Investment Banking at investment bank Jefferies, a position he held until 2016. Before this he served as global head of Mining and Metals at Morgan Stanley, and prior to that, he was head of Investment Banking, Industrials and Natural Resources at Citigroup. Mr. Bacchus has spent 30 years in investment and corporate banking with a focus on the global natural resources sector and is a member of the Institute of Chartered Accountants, England and Wales.
He is also a director of Trident Royalties PLC, as well as Chairman of BG Gold, Green14 Limited, 308 Services Limited and a trustee of Space for Giants, an African-focused conservation charity. He was a non-executive director of UK-listed mining group NordGold and Australian listed Galaxy Resources.
Maria Cristina Bitar (53) MBA, Universidad de Chile and Tulane University (joint program); Major in Economics and Minor in Sociology, Dartmouth College
Ms. Bitar was appointed as a director of Gold Fields on 1 May 2022. She has 25 years of experience working as a consultant, specialising in public affairs, crisis management, communications and sustainability. In addition, she has more than 12 years of board experience in large publicly traded companies both in Chile and abroad, with proven experience working within the mining sector.
Terence P. Goodlace (63) MBA Business Administration, University of Wales; BCom, University of South Africa; NHDip (Metalliferous Mining) Witwatersrand, Witwatersrand Technikon
Mr. Goodlace was appointed as a director of Gold Fields with effect from 1 July 2016. Mr. Goodlace’s mining career commenced in 1977, spanning more than 43 years working with different organisations. He has previously served as both an Executive Vice-President and the Chief Operating Officer for Gold Fields, having returned to the Company to serve as an independent non-executive director. He has experience serving as chief executive officer at Impala Platinum Holdings Limited and Metorex Limited. He served on the Impala Platinum Holdings Limited board for two years as an independent non-executive director and four and a half years as an executive director. He spent three years as an executive director of Metorex Limited. Mr. Goodlace is Chairman at Southern Palladium, effective 29 March 2021 and at Kumba Iron Ore, effective 23 June 2021. He is a non- executive director at Andrada Mining Limited.
Jacqueline E. McGill (54) BSC Metallurgy, Murdoch University; MBA, La Trobe University; Honorary Doctorate, Adelaide University
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
Steven P. Reid (67) Bachelor of Applied Science in Mineral Engineering (Mining), South Australian Institute of Technology; MBA, Trium Global Executive NYU/LSE/HEC; Accredited Director, Institute of Corporate Directors
Mr. Reid was appointed as a director of Gold Fields on 1 February 2016. He has over 44 years’ international mining experience and has held senior leadership roles in numerous countries. He served as a director of SSR Mining Inc. from January 2013 until September 2020 and has served as a director of Eldorado Gold since May 2013 where he is currently the Chairman. He served as Chief Operating Officer of Goldcorp from January 2007 until his retirement in September 2012 and prior to that was Goldcorp’s Executive Vice President in Canada and the US. Before joining Goldcorp, Steven spent 13 years at Placer Dome in numerous corporate, mine-management and operating roles. He also held leadership positions at Kingsgate Consolidated and Newcrest Mining, where he was responsible for the Asian and Australian operations.
Philisiwe Sibiya (46) BCom (Hons) CA University of Natal
Ms. Sibiya was appointed as director of Gold Fields on 1 March 2021. Ms. Sibiya, a seasoned business executive, has nearly 20 years of management experience within Africa. After holding various senior financial roles, including the role of CFO at MTN South Africa, she successfully transitioned into the role of CEO for MTN Cameroon, the first female appointed into a CEO position by the MTN Group. During her tenure as CFO at MTN South Africa, she played a leading role in navigating the business through a time of intense change for the turnaround strategy of the business. As the CEO of MTN Cameroon, she led the largest network rollout in the history of the company, launching 3G and 4G simultaneously. Philisiwe also led the launch of Mobile Money in Cameroon, an innovative product that grew from 10,000 users in 2016 to over a million users in 2017. Ms. Sibiya is currently a non-executive board member of the JSE-listed company AECI Limited, Investec PLC and Investec Ltd. She has received many accolades, including Global Telecoms Business “Top 50 Women to Watch for 2017”, The Africa Report’s “Top 50 Star Dealmakers 2017”, Jeune Afrique’s “Top 50 businesswomen in Africa” and Capacity Media “Top 20 to watch in Telecoms 2018”.

Former Non-executive Directors
Cheryl A. Carolus (64) BA Law; Bachelor of Education, University of the Western Cape; Honorary Doctorate in Law, University of Cape Town
Chair of the Board. Ms. Carolus has been a director of Gold Fields since 10 March 2009. She was appointed the Non-executive Chair effective 14 February 2013. Ms. Carolus serves as a board member for many not-for-profit organisations, including the International Crisis Group, Soul City, World Wildlife Fund (South Africa and internationally), The British Museum (appointed by HM Queen Elizabeth), and is Chairperson of the South African Constitution Hill Education Trust.
Ms. Carolus has served on the boards of numerous listed companies, including De Beers and Investec, and has more recently been appointed to the board of Grindrod. In addition, she was the Chairperson of South African Airways and of the South African National Parks Board and has served on the boards of numerous public and private partnerships that address socio-economic challenges. Additionally, she served as South Africa’s High Commissioner to the United Kingdom from 2001 to 2004. Ms. Carolus played a role in the liberation struggle of South Africa and the constitution-making process. She was awarded an honorary doctorate in law from the University of Cape Town for her contribution to freedom and human rights. In 2014, she was awarded the French National Order of Merit by the Government of France. Ms. Carolus stepped down from her role as a Non-executive Chair with effect from 1 June 2022.
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
Taryn L. Leishman (formerly Harmse) (50) BCom & LLB, University of Johannesburg, Advanced Corporate Law, University of Witwatersrand
Executive Vice-President: Group Head of Legal and Compliance. Mrs. Leishman was appointed Executive Vice-President: Group General Counsel and member of Gold Fields’ Executive Committee on 1 May 2014. Mrs. Leishman also took on the role of interim Company Secretary following the resignation of the then Company Secretary on 28 June 2019. This appointment came to an end on 1 April 2020, following the permanent appointment of Ms. Anré Weststrate as the Company Secretary. Mrs. Leishman was appointed as Assistant General Counsel and Company Secretary on 1 August 2013 and resigned from the position of Company Secretary on 15 September 2014. She previously served as Assistant General Counsel and Vice President, Group Legal. Before joining Gold Fields, Mrs. Leishman worked at Linklaters LLP in London for a number of years having completed her articles at Hofmeyr Herbstein Gihwala (now Cliffe Dekker Hofmeyr). She was admitted as an attorney to the High Court of South Africa in 2000.
Stuart J. Mathews (61) Master of Science (Geology) from University of Canterbury, New Zealand
Executive Vice-President: Australasia. Stuart Mathews is an international mining professional with 32 years’ experience having worked in Australia (Queensland, NSW, WA), Mexico and New Zealand. He has progressed through geology ranks to Geology Manager level and in the last 15 years worked in project development and general operations management to COO level. Stuart joined Gold Fields in mid-2013 initially at St. Ives, and then General Manager at Granny Smith Mine after which he became Vice President Operations: Australia. From 1 February 2017, Stuart took over the position of Executive Vice President: Australasia.
Brett J. Mattison (44) BCom (Hons) Law, BAcc, University of Stellenbosch; Masters in Law, Higher Tax Diploma, University of Johannesburg; Exec. MBA (PLD), Harvard Business School
Executive Vice-President: Strategy, Planning and Corporate Development. Mr. Mattison was appointed Executive Vice-President: Strategy, Planning and Corporate Development effective 1 May 2013. He began his career with Gold Fields in 2001 as part of the Global Legal team providing commercial, legal and tax structuring advice in relation to various global transactions. He subsequently joined the Corporate Development team in 2005 where he worked for six years in South Africa, Peru and Australia until 2010. In late 2010, Mr. Mattison was appointed as the Country Manager of the Philippines tasked with the mandate of setting up Gold Fields’ activities in the Philippines. In 2013, he returned to South Africa to take up his current position and drive growth and strategy for the Group.
Benford Mokoatle (50) BSc (Hons) Geology, University of Cape Town; Graduate Diploma Engineering, Wits University; MBA Wits University; Sustainable Business Strategy, Harvard University
Executive Vice President: South African Region (Acting): Benford is a geologist with over 27 years’ experience in the mining industry. He joined Gold Fields in October 2017 as General Manager for South Deep and became acting Executive Vice President for the South African region on 1 July 2022. Prior to joining Gold Fields, Benford spent seven years with AngloGold Ashanti and 15 years with De Beers, where he was the Head of MRM and Technical Services before taking on the role as a

General Manager for the Voorspoed and Venetia mines. He is a trustee for the South Deep Education Trust, South Deep Community Trust and the South Deep Joint Venture Rehabilitation Trust.
Joshua Mortoti (51) MSc Mining Engineering, University of Mines and Technology; BSc (Hons) Mechanical Engineering, Kwame Nkrumah University of Science and Technology; MBA, Henley Management College, UK; ACMA, CGMA
Executive Vice President: Head of West Africa Region. Mr. Mortoti joined Gold Fields in April 2021 as Vice President Operations for the Ghanaian operations and became Executive Vice President: Head of West Africa Region on 1 July 2022. Prior to joining Gold Fields, Mr. Mortoti spent 15 years as Regional Director – Business Planning, Mine Manager of the Ahafo Mine, General Manager of the Akyem Mine and General Manager Operations Services of Newmont’s Africa region in addition to stints at the Nevada Mines in the US. Prior to moving to Newmont, he was the Business Development Manager for AngloGold Ashanti's West Africa operations. Mr. Mortoti is the current President of the Ghana Chamber of Mines and had served on several Committees including the Committees that drafted Ghana’s Mining Law, the Ghana Electricity Regulatory framework among others. Mr Mortoti is a Chartered Management Accountant (UK), and is a Professional Engineer in both Mechanical and Mining Engineering.
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
Luis A. Rivera (57) Bachelor Degree in Geology, the Title of Geological Engineer, both by the Universidad de San Marcos
Executive Vice-President of the Americas Region for Gold Fields. Mr. Rivera joined Gold Fields in October 2016. Prior to joining Gold Fields, Mr. Rivera was, since 2014, the General Manager and Vice-President of Operations for MMG Las Bambas and before that, since 2013, was the Executive General Manager of Copper Operations for Glencore Peru and, since 2012, Executive General Manager for all Xstrata Copper Operations in Peru. His career also includes five years as General Manager of the large Copper Tintaya and Antapaccay operations, as well as 11 years of experience in the Xstrata Copper Operations of Minera Alumbrera, a large gold—copper operation in North Argentina, where he became Tech Services Manager after servicing as Chief Engineer and Senior Geologist. Mr. Rivera has over 35 years’ experience in the copper and gold mining industry, in large open pit copper project and operations in Peru and Argentina, including his direct involvement and leadership in the merge and acquisition of Falconbridge Inc. and BHP Tintaya S.A. by Xstrata Copper as well as the sale of Las Bambas Project by Glencore to the Chinese JV led by MMG.
Former Executive Committee Member
Richard J Butcher (59) MSc (Eng) Mining Engineering & CEng (UK) / FAusIMM (CP) WA First Class (Mine Managers)
Chief Technical Officer. Mr. Butcher has in excess of 40 years’ experience in more than ten countries with a multi-discipline knowledge of gold, coal, diamond, copper, uranium, nickel and poly-metallic base metals. Mr. Butcher’s experience includes 19 years’ experience in the gold sector, which has been obtained globally with companies that include Gencor, Anglo-American and Barrick. He has held a broad range of technical, operational and management positions. His organisational experience includes large tier 1 mining companies, mid-tier corporations and junior miner start-up companies in both the operational and corporate leadership capacity.
Company Secretary
Anré Weststrate (57) BJuris, University of Northwest and LLB degree, University of Northwest
Company Secretary. Ms. Weststrate joined the Company on 17 April 2020 and became Company Secretary of Gold Fields on 1 June 2020. Prior to joining Gold Fields, Ms. Weststrate was company secretary for SekelaXabiso CA Inc. from 2016 to 2020, and legal advisor and company secretary for EVRAZ Highveld Steel and Vanadium Limited from 2006 to 2016. Ms. Weststrate is an admitted advocate in the High Court of South Africa and her role as a Company Secretary and Legal Advisor was preceded by a career in the public sector as public prosecutor in the Departments of Justice and National Prosecuting Authority of South Africa.
Employees
The total number of employees, excluding employees of outside contractors who are not on Gold Fields’ payroll, as of the end of fiscal 2022 at each of the operations owned by Gold Fields as of those dates was:

	As of 31 December 2022(1)(2)

Americas Cerro Corona	412
Americas Chile	416
Australia	1,866
South Africa	2,495
West Africa	1,054
Corporate office	129	(3)
Total	6,372
Notes:
(1) For the total number of employees as of the end of fiscal 2022 and 2021, see “Integrated Annual Report—Where We Operate”.
(2) The employee numbers presented do not include contractors who are not on the payroll. For the number of contractors at Gold Fields’ operations as of the end of fiscal 2022 and 2021, see “Integrated Annual Report—Where We Operate”.
(3) Includes the Gold Fields off-shore team reporting to the head corporate office, and excludes eight non-executive directors.

SAFETY
In fiscal 2022, Gold Fields continued to focus on implementing its Group Safety and Health Strategy, including its Group Safety and Health Reporting Guideline, which is based on ICMM guidelines, headed by the TRIFR. Gold Fields has set targets to reduce fatalities and serious injuries to zero. As Gold Fields’ peer companies tend to use the TRIFR metric, this alignment assists with benchmarking of Group performance against the wider sector. Gold Fields’ strategy includes a focus on human elements around safety leadership and behaviours as well as ensuring the deployment of appropriate systems that are intuitive and easy to use. To support these focal points, Gold Fields monitors a series of leading and lagging indicators to track progress and encourage the workforce to adopt the behaviours and mindset for a safe workplace. Each region has defined safety engagements according to its own circumstances, resulting in different rates across the regions.
The following tables set out TRIFR data, the number of fatalities, serious injuries and the safety engagement rate for Gold Fields’ mining operations for the periods indicated. The safety engagement rate is determined by the number of safety engagements per 1,000 hours worked.
South Africa

	Year Ended 31 December
	2022	2021	2020

TRIFR	3.27	3.02	3.51
Fatalities	0	1	1
Serious Injuries	2	4	2
Safety Engagement Rate	1.10	1.10	0.70
West Africa(1)

	Year Ended 31 December
	2022	2021	2020

TRIFR	0.20	1.00	1.94
Fatalities	0	0	0
Serious Injuries	1	2	0
Safety Engagement Rate	22.39	15.93	7.92
Notes: (1) Excludes Asanko.
Australia

	Year Ended 31 December
	2022	2021	2020

TRIFR	5.80	13.55	11.62
Fatalities	1	0	0
Serious Injuries	2	2	3
Safety Engagement Rate	9.27	9.32	8.28
South America

	Year Ended 31 December
	2022	2021	2020

TRIFR	0.29	0.58	0.90
Fatalities	0	0	0
Serious Injuries	0	1	0
Safety Engagement Rate	1.87	1.48	0.84

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
A list of the individuals and organisations holding, to the knowledge of management, directly or indirectly, 5% or more of its issued share capital as of 31 December 2022 is set forth below.

	Ordinary shares	Percentage

Beneficial owner
Allan Gray	46,242,059	5.18%
Van Eck Global	50,447,474	5.66%
Public Investment Corporation	84,457,458	9.47%
Black Rock Inc	96,283,693	10.80%
To the knowledge of management, none of the above shareholders hold voting rights which are different from those held by Gold Fields’ other shareholders.
The table below shows the significant changes in the percentage of ownership by Gold Fields’ major shareholders, to the knowledge of Gold Fields’ management, during the past three fiscal years.

	Beneficial ownership as of 31 December
	2022	2021	2020
	(%)

Beneficial owner
Blackrock Investment Management – London	3.56	3.49	5.24
Van Eck Global	5.66	5.01	10.54
BlackRock Investment Mgt – Index	6.71	3.73	4.26
Public Investment Corporation	9.47	9.00	8.35
As of 27 February 2023, the issued share capital of Gold Fields consisted of 891,378,571 ordinary shares.
As of 16 February 2023, 1,009 record holders of Gold Fields’ ordinary shares, holding an aggregate of 248,658,524 ordinary shares (28%), including shares underlying Gold Fields’ ADRs, were listed as having addresses in the United States.
RELATED PARTY TRANSACTIONS
Between 1 January 2023 and 30 March 2023, none of the directors, officers or major shareholders of Gold Fields or, to the knowledge of Gold Fields’ management, their families, had any interest, direct or indirect, in any transaction or in any proposed transaction which has affected or will materially affect Gold Fields or its investment interests or subsidiaries, except as disclosed in “Annual Financial Report—Notes to the consolidated financial statements—Note 40. Related Parties”, as required by IFRS, including for fiscal 2022.
RECENT DEVELOPMENTS
Proposed Joint Venture in Ghana Between Gold Fields and AngloGold Ashanti
On 16 March 2023, Gold Fields and AngloGold Ashanti (the Ghana JV Parties) announced that they have agreed the key terms of a proposed joint venture in Ghana between Gold Fields’ Tarkwa and AngloGold Ashanti’s neighbouring Iduapriem mines (the Proposed Ghana JV). The Tarkwa mine is held by Gold Fields Ghana, in which Gold Fields currently owns a 90% share with a further 10% share held by the Ghanaian government (as a free carried interest). The Iduapriem Mine is currently 100% owned by AngloGold Ashanti. Both mines are located near the town of Tarkwa in the country’s Western Region.
The Ghana JV Parties have agreed in principle on the key terms of the Proposed Ghana JV and will engage with the government of Ghana and other key stakeholders, including relevant regulators, with a view to implementing the Proposed Ghana JV as soon as practically possible. The Ghana JV Parties have agreed to mutual exclusivity during this engagement. It is intended that the Proposed Ghana JV will be an incorporated joint venture, constituted within Gold Fields Ghana and operated by Gold Fields. AngloGold Ashanti will contribute its 100% interest in the Iduapriem Mine to Gold Fields Ghana in return for a shareholding in that company. Excluding the interest to be held by the government of Ghana, Gold Fields will have an interest of 66.7%, or two-thirds, and AngloGold Ashanti will have an interest of 33.3%, or one-third, in the Proposed Ghana JV. Implementation of the Proposed Ghana JV is subject to, among other matters, reaching agreement with the government of Ghana regarding the Proposed Ghana JV, conclusion of confirmatory due diligence and securing all requisite regulatory approvals.

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
At the annual general meeting held on 1 June 2022, Gold Fields’ shareholders authorised, subject to certain conditions, Gold Fields’ directors to allot and issue (as they in their discretion think fit) or grant options over shares representing not more than 5% of the number of ordinary shares in the issued share capital of the Company, which constituted 44,562,207 ordinary shares (excluding any shares approved to be allotted and issued by the Company in terms of any share plan or incentive scheme for the benefit of employees).
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
The final maturity date of the Ghana Revolving Credit Facility is 13 October 2024.
The outstanding borrowings under the Ghana Revolving Credit Facility were nil on 31 December 2022, nil on 31 December 2021 and nil on 31 December 2020.
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
The outstanding borrowings under the La Cima Credit Facility as at 31 December 2022, 31 December 2021 and 31 December 2020 were U.S.$83.5 million, U.S.$83.5 million and U.S.$83.5 million, respectively.
Other Credit Facilities
For more information on Gold Fields’ other credit facilities, see “Annual Financial Report—Notes to the Consolidated Financial Statements—Note 24. Borrowings”.
Yamana Arrangement Agreement
On 31 May 2022, Gold Fields entered into a definitive arrangement agreement with Yamana to acquire all of the issued and outstanding common shares in the capital of Yamana in a share-for-share exchange transaction (Yamana Transaction) to be implemented by way of a plan of arrangement of Yamana (Plan of Arrangement) under Section 192 of the Canada Business Corporations Act (the CBCA) pursuant to an arrangement agreement entered into between Gold Fields and Yamana dated

31 May 2022 (Arrangement Agreement). The Board of Directors of Yamana (Yamana Board) unanimously approved the Transaction and recommended to Yamana shareholders that they vote in favour of the Yamana Transaction. The Arrangement Agreement included reciprocal non-solicitation provisions (subject to provisions allowing the Yamana Board or the Gold Fields Board to exercise their fiduciary duties to change their recommendation and/or to enter into a permitted acquisition agreement in certain circumstances), and rights to match superior proposals. In addition, the Arrangement Agreement provided that, under certain circumstances, Gold Fields would be entitled to a U.S.$300 million termination fee. The Arrangement Agreement contained customary conditions to the obligations of each of Yamana and Gold Fields, and representations, warranties and covenants made by Yamana and Gold Fields. On 4 November 2022, following the posting of the respective shareholder circulars to approve the Transaction by each of Yamana and Gold Fields, Yamana issued an announcement noting that it received a binding proposal from Pan American Silver Corp. and Agnico Eagle Mines Limited to acquire all of the outstanding common shares of Yamana (the Joint Offer), and that the Yamana Board determined that the Joint Offer constituted a “Yamana Superior Proposal” (as defined in the Arrangement Agreement). See “Exhibits—4.10 Arrangement Agreement between Gold Fields Limited and Yamana Gold Inc., dated 31 May 2022”. Following an announcement by Yamana of a change in recommendation, on 8 November 2022, Gold Fields terminated the Arrangement Agreement. In accordance with the terms of the Arrangement Agreement, Yamana was required to pay Gold Fields a termination fee in the amount of U.S.$300 million. On 11 November 2022, Gold Fields withdrew its general meeting in connection with the Transaction.
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
Deposit Agreement
Gold Fields has an American Depositary Receipt (ADR) facility. In connection with this facility, Gold Fields is party to a Deposit Agreement, dated as of 2 February 1998, as amended and restated as of 21 May 2002 among Gold Fields, The Bank of New York Mellon (The Bank of New York, BNYM, or the Depositary), as Depositary, and all owners and holders from time to time of ADRs issued thereunder. For more information on the Deposit Agreement, see “Exhibits—2.5 Description of securities registered under Section 12 of the Exchange Act”.
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
In fiscal 2022, BNYM paid U.S.$4.1 million to Gold Fields as reimbursement for costs incurred over the year in connection with the ADR programme.

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
•current U.S. Internal Revenue Service (IRS) practice and applicable U.S. court decisions; and
•the income tax treaty between the United States and South Africa (the Treaty), all as of the date hereof and all subject to change at any time, possibly with retroactive effect.
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
Gold Fields does not believe that it was a PFIC within the meaning of Section 1297 of the Code for its 2022 taxable year and does not expect to be a PFIC for its current taxable year or in the foreseeable future. However, Gold Fields’ possible status as a PFIC must be determined annually and, therefore, may be subject to change. If Gold Fields were to be treated as a PFIC, U.S. Holders of ordinary shares or ADSs would be required (i) to pay a special U.S. addition to tax on certain distributions and gains on sale and (ii) to pay tax on any gain from the sale of ordinary shares or ADSs at ordinary income (rather than capital gains) rates in addition to paying the special addition to tax on this gain. Additionally, dividends paid by Gold Fields would not be eligible for the special reduced rate of tax for non-corporate U.S. Holders described below under “—Additional Information—Taxation—U.S. Federal Income Tax Considerations—Taxation of Dividends” and additional reporting requirements could apply. The remainder of this discussion assumes that Gold Fields is not a PFIC for U.S. federal income tax purposes. You should consult your own tax advisers regarding the potential application of the PFIC regime.
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
Dividends paid by Gold Fields generally will be taxable to non-corporate U.S. Holders at the reduced rate normally applicable to long-term capital gains, provided that either (i) Gold Fields qualifies for the benefits of the Treaty, or (ii) the ADSs are considered to be “readily tradable” on the NYSE, and, in each case, certain other requirements are met.
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

Effect of South African Withholding Taxes
As discussed in “—Additional Information—Taxation—Certain South African Tax Considerations—Tax on Dividends”, under current law, South Africa imposes a withholding tax of 20% on dividends paid by Gold Fields. A U.S. Holder may be entitled, subject to certain limitations, to a foreign tax credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for South African income taxes withheld by Gold Fields (at a rate not exceeding any applicable Treaty rate). Recently issued final U.S. Treasury regulations have imposed additional requirements that must be met for a foreign tax to be creditable and Gold Fields does not intend to determine whether such requirements will be met.
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
To the extent you incur Securities Transfer Tax in connection with a transfer or withdrawal of ordinary shares as described under “—Additional Information—Taxation—Certain South African Tax Considerations—Securities Transfer Tax” above, such securities transfer tax will not be a creditable tax for U.S. foreign tax credit purposes. You should consult your tax advisor regarding the proper U.S. federal income tax treatment of any Securities Transfer Tax in your particular circumstances.
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

Controls and Procedures
(a)    DISCLOSURE CONTROLS AND PROCEDURES
Gold Fields has carried out an evaluation, under the supervision and with the participation of management, including the Interim Chief Executive Officer and Chief Financial Officer of Gold Fields, of the effectiveness of the design and operation of Gold Fields’ disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report. Based upon that evaluation, Gold Fields’ Interim Chief Executive Officer and Chief Financial Officer concluded that, as of 31 December 2022, Gold Fields’ disclosure controls and procedures were effective.
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
Gold Fields’ management assessed the effectiveness of its internal control over financial reporting as of 31 December 2022. In making this assessment, Gold Fields’ management used the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon its assessment, Gold Fields’ management concluded that, as of 31 December 2022, its internal control over financial reporting is effective based upon those criteria.
(c)    ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM:
PricewaterhouseCoopers, Inc., an independent registered public accounting firm that audited the consolidated financial statements included in this annual report on Form 20-F, has issued an attestation report on management’s assessment of Gold Fields’ internal control over financial reporting as of 31 December 2022.
See “Annual Financial Report—Report of Independent Registered Public Accounting Firm”.
(d)    CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
There has been no change in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during fiscal 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Principal Accounting Fees and Services
PricewaterhouseCoopers, Inc., Johannesburg, South Africa, Audit Firm ID: 1308, served as Gold Fields’ principal accountant for 2022, 2021 and 2020. Set forth below are the fees for audit and other services for fiscal 2022, 2021 and 2020.

	Year ended 31 December
	2022	2021	2020
	(U.S.$ million)

Audit fees	3.9	3.2	2.7
Audit-related fees	—	—	—
Tax fees	—	—	—
All other fees	0.5	0.1	0.1
Total	4.4	3.3	2.8
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
2.3
Trust Deed among Orogen, as issuer, Gold Fields, GF Ghana and GF Holdings, as guarantors, and Citibank N.A., London Branch, as trustee, dated 15 May 2019 in relation to the U.S.$500 million notes due 2024 (incorporated by reference to Exhibit 2.5 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on 6 April 2020)

2.4
Trust Deed among Orogen, as issuer, Gold Fields, GF Ghana and GF Holdings, as guarantors, and Citibank N.A., London Branch, as trustee, dated 15 May 2019 in relation to the U.S.$500 million notes due 2029 (incorporated by reference to Exhibit 2.6 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on 6 April 2020)

2.5	Description of securities registered under Section 12 of the Exchange Act
4.1
The Gold Fields Limited 2012 Share Plan, dated 22 May 2018, as amended (incorporated by reference to Exhibit 4.1 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on 6 April 2020)

4.2
U.S.$150 million Revolving Senior Secured Credit Facility Agreement between Banco de Credito del Peru and Scotiabank Peru S.A.A. and La Cima, originally dated 19 September 2017 (incorporated by reference to Exhibit 4.14 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on 6 April 2020)

4.3
Gruyere Gold Project Joint Venture Agreement between Gruyere Mining Company Pty Ltd, Gold Road Resources Limited and others dated 6 December 2016 (incorporated by reference to Exhibit 4.20 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on 5 April 2017)

4.4
Gruyere Syndicated Facility between Gold Fields Limited, Gruyere Holdings Pty Ltd, certain wholly owned subsidiaries of Gold Fields, the Mandated Lead Arrangers and Bookrunners listed in Part II of Schedule 1, the Mandated Lead Arrangers listed in Part III of Schedule 1, the Original Lenders listed in Part IV of Schedule 1 and the Commonwealth Bank of Australia, dated 19 November 2020 (incorporated by reference to Exhibit 4.4 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on 31 March 2022)

4.5
Sixth Amendment and Restatement Agreement relating to a U.S.$100 million Revolving Credit Facility Agreement originally dated 22 December 2010, as amended and restated on 6 May 2014, 28 October 2016, 12 June 2017, 22 March 2018, 30 November 2018 and 27 September 2021 between Gold Fields Ghana Limited, Abosso Goldfields Limited, The Standard Bank of South Africa Limited (acting through its Isle of Man Branch) and The Standard Bank of South Africa (incorporated by reference to Exhibit 4.5 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on 31 March 2022)

4.6
Revolving Credit Facility Agreement among Nedbank Limited, GFO, GFIJVH and the Original Guarantors (listed in Schedule 1), dated 23 April 2018 (incorporated by reference to Exhibit 4.18 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on 6 April 2020)

4.7
U.S.$1,200 million Credit Facilities Agreement between MUFG Bank, LTD., Orogen, GF Ghana and the Original Guarantors (listed in Schedule 1), dated 25 July 2019 (incorporated by reference to Exhibit 4.19 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on 6 April 2020)

4.8
R500 million Revolving Credit Facilities Agreement between GFI Joint Venture Holdings Proprietary Limited, Gold Fields Operations Limited and ABSA Bank Limited, dated 15 April 2020 (incorporated by reference to Exhibit 4.21 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on 31 March 2021)

No.	Exhibit

4.9
R500 million Revolving Credit Facilities Agreement between GFI Joint Venture Holdings Proprietary Limited, Gold Fields Operations Limited and FirstRand Bank Limited (acting through its Rand Merchant Banks division), dated 15 April 2020 (incorporated by reference to Exhibit 4.22 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on 31 March 2021)

4.10	Arrangement Agreement between Gold Fields Limited and Yamana Gold Inc., dated 31 May 2022
8.1	List of subsidiaries of the registrant
12.1	Certification of Interim Chief Executive Officer
12.2	Certification of Chief Financial Officer
13.1	Certification of Interim Chief Executive Officer
13.2	Certification of Chief Financial Officer
96.1
Technical Report Summary – South Deep Gold Mine (incorporated by reference to Exhibit 96.1 to the report on Form 6-K (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on 31 March 2022)

96.2
Technical Report Summary – Tarkwa Gold Mine (incorporated by reference to Exhibit 96.2 to the report on Form 6-K (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on 30 March 2023)

96.3
Technical Report Summary – Damang Gold Mine (incorporated by reference to Exhibit 96.3 to the report on Form 6-K (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on 31 March 2022)

96.4
Technical Report Summary – St. Ives Gold Mine (incorporated by reference to Exhibit 96.4 to the report on Form 6-K (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on 31 March 2022)

96.5
Technical Report Summary – Agnew Gold Mine (incorporated by reference to Exhibit 96.5 to the report on Form 6-K (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on 31 March 2022)

96.6
Technical Report Summary – Granny Smith Gold Mine (incorporated by reference to Exhibit 96.6 to the report on Form 6-K (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on 31 March 2022)

96.7
Technical Report Summary – Gruyere Gold Mine (incorporated by reference to Exhibit 96.7 to the report on Form 6-K (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on 31 March 2022)

96.8
Technical Report Summary – Cerro Corona Copper and Gold Mine (incorporated by reference to Exhibit 96.8 to the report on Form 6-K (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on 30 March 2023)

96.9
Technical Report Summary – Salares Norte (incorporated by reference to Exhibit 96.9 to the report on Form 6-K (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on 31 March 2022)

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

/s/ Martin Preece
Name: Martin Preece
Title: Interim Chief Executive Officer
Date: 30 March 2023